Form 20-F
period 2010-12-31
Banco Santander, S.A.
filed 2011-06-06
CIK 891478

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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
José Antonio Álvarez
Banco Santander, S.A.
Ciudad Grupo Santander
28660 Boadilla del Monte
Madrid, Spain
Tel: +34 91 289 32 80
Fax: +34 91 257 12 82
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Name of each exchange
Title of each class	on which registered
American Depositary Shares, each representing the right to receive one Share of Capital Stock of Banco Santander, S.A., par value Euro 0.50 each	New York Stock Exchange
Shares of Capital Stock of Banco Santander, S.A., par value Euro 0.50 each	New York Stock Exchange *
Guarantee of Non-cumulative Guaranteed Preferred Stock of Santander Finance Preferred, S.A. Unipersonal, Series 1,4,5, 6, 10 and 11	New York Stock Exchange **

*	Banco Santander Shares are not listed for trading, but are only listed in connection with the registration of the American Depositary Shares, pursuant to requirements of the New York Stock Exchange.

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
8,440,275,004 shares

BANCO SANTANDER, S.A.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Accounting Principles
Under Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements in conformity with the International Financial Reporting Standards previously adopted by the European Union (“EU-IFRS”). The Bank of Spain Circular 4/2004 of December 22, 2004 on Public and Confidential Financial Reporting Rules and Formats (“Circular 4/2004”) requires Spanish credit institutions to adapt their accounting systems to the principles derived from the adoption by the European Union of International Financial Reporting Standards. Therefore, Grupo Santander (“the Group” or “Santander”) is required to prepare its consolidated financial statements for the year ended December 31, 2010 in conformity with the EU-IFRS and Bank of Spain’s Circular 4/2004. Differences between EU-IFRS, Bank of Spain’s Circular 4/2004 and International Financial Reporting Standards as issued by the International Accounting Standard Board (IFRS-IASB) are not material. Therefore, we assert that the financial information contained in this annual report on Form 20-F complies with IFRS-IASB.
We have formatted our financial information according to the classification format for banks used in Spain. We have not reclassified the line items to comply with Article 9 of Regulation S-X. Article 9 is a regulation of the US Securities and Exchange Commission that contains formatting requirements for bank holding company financial statements.
Our auditors, Deloitte, S.L., an independent registered public accounting firm, have audited our consolidated financial statements in respect of the three years ended December 31, 2010, 2009 and 2008 in accordance with IFRS-IASB. See page F-1 to our consolidated financial statements for the 2010, 2009 and 2008 report prepared by Deloitte, S.L.
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
When we refer to “allowances for credit losses”, we mean the specific allowances for credit losses, and unless otherwise noted, the collectively assessed allowance for credit losses and any allowances for country-risk. See “Item 4. Information on the Company—B. Business Overview—Classified Assets—Bank of Spain Allowances for Credit Losses and Country-Risk Requirements”.
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

•	the sovereign debt rating for Spain, and the other countries where we operate;

•
a decrease or reversal of the moderate economic recovery in the economies of the United Kingdom, other European countries, Latin America, and the United States, and an increase of the volatility in the capital markets;

•	a further deterioration of the Spanish economy;

•	the effects of a continued decline in real estate prices, particularly in Spain, the UK and the US;

•	monetary and interest rate policies of the European Central Bank and various central banks;

•	inflation or deflation;

•	the effects of non-linear market behavior that cannot be captured by linear statistical models, such as the VaR/DCaR/ACaR model we use;

•	changes in competition and pricing environments;

•	the inability to hedge some risks economically;

•	the adequacy of loss reserves;

•	acquisitions or restructurings of businesses that may not perform in accordance with our expectations;

•	changes in demographics, consumer spending, investment or saving habits; and

•	changes in competition and pricing environments as a result of the progressive adoption of the internet for conducting financial services and/or other factors.

Political and Governmental Factors
•	political stability in Spain, the United Kingdom, other European countries, Latin America and the US;

•	changes in Spanish, UK, EU, Latin American, US or foreign laws, regulations or taxes, and

•	increased regulation in light of the global financial crisis.
Transaction and Commercial Factors
•	damage to our reputation;

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
C. Auditor.
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
In the F-pages of this Form 20-F, the audited financial statements for the years 2010, 2009 and 2008 are presented. The audited financial statements for 2007 and 2006 are not included in this document, but they can be found in our previous annual reports on Form 20-F.
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
In addition, the income statement for the period ended December, 31, 2009 reflects the impact of the consolidation of Banco Real, Alliance & Leicester Bradford & Bingley, Sovereign and other consumer businesses.

	Year ended December 31,
	2010	2009	2008	2007	2006
	(in thousands of euros, except percentages and per share data)

Interest and similar income	52,906,754	53,173,004	55,043,546	45,512,258	36,669,337
Interest expense and similar charges	(23,682,375)	(26,874,462)	(37,505,084)	(31,069,486)	(24,879,598)
Interest income / (charges)	29,224,379	26,298,542	17,538,462	14,442,772	11,789,739
Income from equity instruments	362,068	436,474	552,757	419,997	412,554
Income from companies accounted for using the equity method	16,921	(520)	791,754	438,049	423,875
Fee and commission income	11,679,702	10,726,368	9,741,400	9,290,043	8,147,164
Fee and commission expense	(1,945,552)	(1,646,234)	(1,475,105)	(1,421,538)	(1,251,132)
Gains/losses on financial assets and liabilities (net)	2,164,423	3,801,645	2,892,249	2,306,384	2,048,725
Exchange differences (net)	441,148	444,127	582,215	648,528	95,936
Other operating income	8,195,567	7,928,538	9,436,308	6,739,670	6,075,564
Other operating expenses	(8,089,330)	(7,784,621)	(9,164,487)	(6,449,120)	(5,800,019)
Total income	42,049,326	40,204,319	30,895,553	26,414,785	21,942,406
Administrative expenses	(16,255,988)	(14,824,605)	(11,665,857)	(10,776,670)	(9,783,902)
Personnel expenses	(9,329,556)	(8,450,283)	(6,813,351)	(6,434,343)	(5,886,871)
Other general administrative expenses	(6,926,432)	(6,374,322)	(4,852,506)	(4,342,327)	(3,897,031)
Depreciation and amortization	(1,939,984)	(1,596,445)	(1,239,590)	(1,247,207)	(1,130,159)
Provisions (net)	(1,132,621)	(1,792,123)	(1,640,561)	(895,552)	(1,007,037)
Impairment losses on financial assets (net)	(10,443,149)	(11,578,322)	(6,283,052)	(3,430,122)	(2,454,985)
Impairment losses on other assets (net)	(285,864)	(164,630)	(1,049,226)	(1,548,218)	(20,066)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale	350,323	1,565,013	101,156	1,810,428	348,199
Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations	(290,170)	(1,225,407)	1,730,902	643,050	959,318
Operating profit/(loss) before tax	12,051,873	10,587,800	10,849,325	10,970,494	8,853,774
Income tax	(2,923,190)	(1,206,610)	(1,836,052)	(2,322,107)	(2,255,585)
Profit from continuing operations	9,128,683	9,381,190	9,013,273	8,648,387	6,598,189
Profit/(loss) from discontinued operations (net)	(26,922)	30,870	319,141	987,763	1,647,564
Consolidated profit for the year	9,101,761	9,412,060	9,332,414	9,636,150	8,245,753
Profit attributable to the Parent	8,180,909	8,942,538	8,876,414	9,060,258	7,595,947
Profit attributable to non-controlling interest	920,852	469,522	456,000	575,892	649,806

Per share information:
Average number of shares (thousands) (1)	8,686,522	8,554,224	7,271,470	6,801,899	6,701,728
Basic earnings per share (euros)	0.9418	1.0454	1.2207	1.3320	1.1334
Basic earnings per share continuing operation (euros)	0.9449	1.0422	1.1780	1.2003	0.9233
Diluted earnings per share (euros)	0.9356	1.0382	1.2133	1.3191	1.1277
Diluted earnings per share continuing operation (euros)	0.9387	1.0350	1.1709	1.1887	0.9186
Remuneration paid (euros) (2)	0.6000	0.6000	0.6325	0.6068	0.4854
Remuneration paid (US$) (2)	0.8017	0.8644	0.8802	0.8932	0.6393

	Year ended December 31,
	2010	2009	2008	2007	2006
	(in thousands of euros, except percentages and per share data)
Total assets	1,217,500,683	1,110,529,458	1,049,631,550	912,914,971	833,872,715
Loans and advances to credit institutions (net) (3)	79,855,351	79,836,607	78,792,277	57,642,604	69,757,056
Loans and advances to customers (net) (3)	724,153,897	682,550,926	626,888,435	571,098,513	527,035,514
Investment securities (net) (4)	174,257,145	173,990,918	124,673,342	132,035,268	136,760,433
Investments: Associates	272,915	164,473	1,323,453	15,689,127	5,006,109

Contingent liabilities (net)	59,795,253	59,256,076	65,323,194	76,216,585	58,769,309

Liabilities
Deposits from central banks and credit institutions (5)	140,112,185	142,091,587	129,877,370	112,897,308	113,038,061
Customer deposits (5)	616,375,819	506,976,237	420,229,450	355,406,519	330,947,770
Debt securities (5)	192,872,222	211,963,173	236,403,290	233,286,688	203,742,817

Capitalization
Guaranteed subordinated debt excluding preferred securities and preferred shares (6)	10,933,818	13,866,889	15,747,915	16,742,134	11,186,480
Secured subordinated debt	—	—	—	—	—
Other subordinated debt	12,188,524	15,192,269	14,452,488	11,666,663	12,399,771
Preferred securities (6)	6,916,930	7,315,291	7,621,575	7,261,382	6,836,570
Preferred shares (6)	435,365	430,152	1,051,272	522,558	668,328
Non-controlling interest (including net income of the period)	5,896,119	5,204,058	2,414,606	2,358,269	2,220,743
Stockholders’ equity (7)	75,018,339	68,666,584	57,586,886	55,199,882	44,851,559
Total capitalization	111,389,095	110,675,243	98,874,742	93,750,888	78,163,451
Stockholders’ equity per share (7)	8.64	8.03	7.92	8.12	6.69

Other managed funds
Mutual funds	113,509,684	105,216,486	90,305,714	119,210,503	119,838,418
Pension funds	10,964,711	11,309,649	11,127,918	11,952,437	29,450,103
Managed portfolio	20,314,226	18,364,168	17,289,448	19,814,340	17,835,031
Total other managed funds	144,788,621	134,890,303	118,723,080	150,977,280	167,123,552

Consolidated ratios
Profitability ratios:
Net yield (8)	2.68%	2.62%	2.05%	1.80%	1.68%
Return on average total assets (ROA)	0.76%	0.86%	1.00%	1.10%	1.01%
Return on average stockholders’ equity (ROE)	11.80%	13.90%	17.07%	21.91%	21.39%
Capital ratio:
Average stockholders’ equity to average total assets	5.82%	5.85%	5.55%	4.71%	4.36%
Ratio of earnings to fixed charges (9)
Excluding interest on deposits	2.28%	2.01%	1.57%	1.67%	1.79%
Including interest on deposits	1.52%	1.40%	1.27%	1.35%	1.36%

Credit quality data
Loans and advances to customers
Allowances for impaired balances including country risk and excluding contingent liabilities as a percentage of total gross loans	2.65%	2.55%	1.95%	1.50%	1.53%
Impaired balances as a percentage of total gross loans	3.75%	3.43%	2.19%	1.05%	0.86%
Allowances for impaired balances as a percentage of impaired balances	70.6%	74.3%	89.1%	143.2%	177.0%
Net loan charge-offs as a percentage of total gross loans	1.31%	1.27%	0.60%	0.46%	0.34%
Ratios adding contingent liabilities to loans and advances to customers and excluding country risk (*)
Allowances for impaired balances (**) as a percentage of total loans and contingent liabilities	2.58%	2.44%	1.83%	1.42%	1.45%
Impaired balances (**) (10) as a percentage of total loans and contingent liabilities	3.55%	3.24%	2.02%	0.94%	0.78%
Allowances for impaired balances (**) as a percentage of impaired balances (**)	72.74%	75.33%	90.64%	150.55%	187.23%
Net loan and contingent liabilities charge-offs as a percentage of total loans and contingent liabilities	1.21%	1.17%	0.55%	0.41%	0.31%

(*)
We disclose these ratios because our credit risk exposure comprises loans and advances to customers as well as contingent liabilities, all of which are subject to impairment and, therefore, allowances are taken in respect thereof.

(**)	Impaired or non-performing loans and contingent liabilities, securities and other assets to collect.

(1)	Average number of shares has been calculated on the basis of the weighted average number of shares outstanding in the relevant year, net of treasury stock.

(2)
The shareholders at the annual shareholders’ meeting held on June 19, 2009 approved a dividend of €0.6508 per share to be paid out of our profits for 2008. In accordance with IAS 33, for comparative purposes, dividends per share paid, as disclosed in the table above, take into account the adjustment arising from the capital increase with pre-emptive subscription rights carried out in December 2008. As a result of this adjustment, the dividend per share for 2008 amounts to €0.6325. The shareholders also approved a new remuneration scheme (scrip dividend), whereby the Bank offered the shareholders the possibility to opt to receive an amount equivalent to the second interim dividend on account of the 2009 financial year in cash or new shares. In light of the acceptance of this remuneration program (81% of the capital opted to receive shares instead of cash), at the general shareholders’ meeting held on June 11, 2010, the shareholders approved to offer again this option to the shareholders as payment for the second and third interim dividends on account of 2010. The remuneration per share for 2009 and 2010 disclosed above, €0.60, are calculated assuming that the four dividends for both years were paid in cash.

(3)
Equals the sum of the amounts included under the headings “Financial assets held for trading”, “Other financial assets at fair value through profit or loss” and “Loans and receivables” as stated in our consolidated financial statements.

(4)
Equals the amounts included as “Debt instruments” and “Equity instruments” under the headings “Financial assets held for trading”, “Other financial assets at fair value through profit or loss”, “Available-for-sale financial assets” and “Loans and receivables” as stated in our consolidated financial statements.

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

(9)
For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of pre-tax income from continuing operations before adjustment for income or loss from equity investees plus fixed charges. Fixed charges consist of total interest expense (including or excluding interest on deposits as appropriate) and the interest expense portion of rental expense.

(10)
Impaired loans reflect Bank of Spain classifications. These classifications differ from the classifications applied by U.S. banks in reporting loans as non-accrual, past due, restructured and potential problem loans. See “Item 4. Information on the Company—B. Business Overview—Classified Assets—Bank of Spain Classification Requirements”.

Set forth below is a table showing our allowances for impaired balances broken down by various categories as disclosed and discussed throughout this annual report on Form 20-F:

	IFRS-IASB
	Year Ended December 31,
Allowances refers to:	2010	2009	2008	2007	2006
	(in thousands of euros)

Allowances for impaired balances (*) (excluding country risk)	20,747,651	18,497,070	12,862,981	9,302,230	8,626,937
Allowances for contingent liabilities and commitments (excluding country risk)	(1,011,448)	(623,202)	(622,330)	(587,485)	(541,519)

Allowances for Balances of Loans (excluding country risk):	19,736,203	17,873,868	12,240,651	8,714,745	8,085,418
Allowances referred to country risk and other	121,409	191,486	660,150	173,379	293,032

Allowances for impaired balances (excluding contingent liabilities)	19,857,612	18,065,354	12,900,801	8,888,124	8,378,450

Of which:
Allowances for Loans and receivables:	19,738,975	17,898,632	12,719,623	8,796,371	8,288,128
Allowances for Customers	19,696,998	17,873,096	12,466,056	8,695,204	8,163,444
Allowances for Credit institutions and other financial assets	16,559	25,536	253,567	101,167	124,684
Allowances for Debt Instruments	25,418	—	—	—	—
Allowances for Debt Instruments available for sale	118,637	166,722	181,178	91,753	90,322

(*)	Impaired or non-performing loans and contingent liabilities, securities and other assets to collect.
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

	Rate During Period
	Period End	Average Rate(1)
Calendar Period	($)	($)
2006	1.3197	1.2661
2007	1.4603	1.3797
2008	1.3919	1.4695
2009	1.4406	1.3948
2010	1.3362	1.3257

(1)	The average of the Noon Buying Rates for euros on the last day of each month during the period.

	Rate During Period
Last six months	High $	Low $
2010
November	1.4244	1.2998
December	1.3435	1.3064
2011
January	1.3716	1.2903
February	1.3834	1.3440
March	1.4211	1.3773
April	1.4860	1.4141
May (through May 26)	1.4882	1.4020
On May 26, 2011, the exchange rate for euros and dollars (expressed in dollars per euro), as published by the ECB, was $1.4168.
For a discussion of the accounting principles used in translation of foreign currency-denominated assets and liabilities to euros, see Note 2 (a) of our consolidated financial statements.
B. Capitalization and indebtedness.
Not Applicable.
C. Reasons for the offer and use of proceeds.
Not Applicable.
D. Risk factors.
Because our loan portfolio is concentrated in Continental Europe, the United Kingdom and Latin America, adverse changes affecting the Continental European, the United Kingdom or certain Latin American economies could adversely affect our financial condition.
Our loan portfolio is concentrated in Continental Europe (in particular, Spain), the United Kingdom and Latin America. At December 31, 2010, Continental Europe accounted for approximately 45% of our total loan portfolio (Spain accounted for 31% of our total loan portfolio), while the United Kingdom and Latin America accounted for 32% and 18%, respectively. Therefore, adverse changes affecting the economies of Continental Europe (in particular, Spain), the United Kingdom or the Latin American countries where we operate would likely have a significant adverse impact on our loan portfolio and, as a result, on our financial condition, cash flows and results of operations. See “Item 4. Information on the Company—B. Business Overview.”
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
Effective management of our capital position is important to our ability to operate our business, to continue to grow organically and to pursue our business strategy. Any future change that limits our ability to manage our balance sheet and capital resources effectively or to access funding on commercially acceptable terms could have a material adverse effect on our financial condition and regulatory capital position.

A sudden shortage of funds could increase our cost of funding and have an adverse effect on our liquidity and funding.
Historically, our principal source of funds has been customer deposits (demand, time and notice deposits). At December 31, 2010, 25.2% of these customer deposits were time deposits in amounts greater than $100,000. Total time deposits (including repurchase agreements) represented 53.0%, 46.8% and 48.8% of total customer deposits at the end of 2010, 2009 and 2008, respectively. Large-denomination time deposits may be a less stable source of deposits than other type of deposits. The widespread crisis in investor confidence and resulting liquidity crisis experienced in 2008 and early 2009 increased our cost of funding and limited our access to some of our traditional sources of liquidity, such as domestic and international capital markets and the interbank market, and there can be no assurance that these conditions will not occur in the future.
The possibility of the moderate economic recovery returning to recessionary conditions or of turmoil or volatility in the financial markets would likely have an adverse effect on our business, financial position and results of operations.
The global economy began to recover from severe recessionary conditions in mid-2009 and is currently in the midst of a moderate economic recovery. The sustainability of the moderate recovery is dependent on a number of factors that are not within our control, such as a return of job growth and investment in the private sector, strengthening of housing sales and construction, continuation of the economic recovery globally and timing of the exit from government credit easing policies. We continue to face risks resulting from the aftermath of the severe recession and the moderate pace of the current recovery. A slowing or failing of the economic recovery could result in a return of some or all of the adverse effects of the earlier recessionary conditions.
Since the middle of 2007, there has been disruption and turmoil in financial markets around the world. Throughout many of our largest markets, including Spain, there have been dramatic declines in the housing market, with falling home prices and increasing foreclosures, high levels of unemployment and underemployment, and reduced earnings, or, in some cases, losses, for businesses across many industries, with reduced investments in growth.
This overall environment resulted in significant stress for the financial services industry, led to distress in credit markets, reduced liquidity for many types of financial assets, including loans and securities and caused concerns regarding the financial strength and adequacy of the capitalization of financial institutions. Some financial institutions around the world have failed, some have needed significant additional capital, and others have been forced to seek acquisition partners.
Concerned about the stability of the financial markets generally, the strength of counterparties and about their own capital and liquidity positions, many lenders and institutional investors reduced or ceased providing funding to borrowers. The resulting economic pressure on consumers and businesses and the lack of confidence in the financial markets exacerbated the state of economic distress and hampered, and to some extent continues to hamper, efforts to bring about sustained economic recovery.
These economic conditions have had an adverse effect on our business and financial performance. While the global economy as a whole is currently experiencing a moderate recovery, we expect these conditions to continue to have an ongoing negative impact on us. A slowing or failing of the economic recovery would likely aggravate the adverse effects of these difficult economic and market conditions on us and on others in the financial services industry.
In an attempt to prevent the failure of the financial system, Spain, the United States and other European governments intervened on an unprecedented scale. In Spain, the government increased consumer deposit guarantees, made available a program to guarantee the debt of certain financial institutions, created a fund to purchase assets from financial institutions and the Spanish Ministry of Economy and Finance was authorized, on an exceptional basis and until December 31, 2009, to acquire, at the request of credit institutions resident in Spain, shares and other capital instruments (including preferred shares) issued by such institutions. Additionally, in 2009 the Spanish government created the Orderly Banking Restructuring Fund (FROB) to manage the restructuring processes of credit institutions and reinforce the equity of institutions undergoing integration. In the United States, the federal government took equity stakes in several financial institutions, implemented a program to guarantee the short-term and certain medium-term debt of financial institutions, increased consumer deposit guarantees, and brokered the acquisitions of certain struggling financial institutions, among other measures. In the United Kingdom, the government effectively nationalized some of the country’s largest banks, provided a preferred equity program open to all financial institutions and a program to guarantee short-term and certain medium-term debt of financial institutions, among other measures. For more information on recent regulatory changes, see “—Changes in the regulatory framework in the jurisdictions where we operate could adversely affect our business.”

Despite the extent of the aforementioned intervention, global investor confidence remains cautious. The world’s largest developed economies, including the United States and United Kingdom, grew during 2010, although, in most cases, still at a slow pace. Spain, however, continued to suffer from a recession. In addition, recent downgrades of the sovereign debt of Greece, Portugal and Spain have caused volatility in the capital markets. Continued or worsening disruption and volatility in the global financial markets could have a material adverse effect on our ability to access capital and liquidity on financial terms acceptable to us, if at all. If capital markets financing ceases to become available, or becomes excessively expensive, we may be forced to raise the rates we pay on deposits to attract more customers. Any such increase in capital markets funding costs or deposit rates would entail a repricing of loans, which would result in a reduction of volume, and may also have an adverse effect on our interest margins. A further economic downturn, especially in Spain, the United Kingdom, other European countries, the United States and certain Latin American countries, could also result in a further reduction in business activity and a consequent loss of income for us.
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
Market turmoil and economic recession, especially in Spain, the United Kingdom, the United States and certain Latin American countries, could materially and adversely affect the liquidity, businesses and/or financial conditions of our borrowers, which could in turn increase our non-performing loan (“NPL”) ratios’, impair our loan and other financial assets and result in decreased demand for borrowings in general. In the context of recovery from the recent market turmoil and economic recession and with high unemployment coupled with low consumer spending, the value of assets collateralizing our secured loans, including homes and other real estate, could still decline significantly, which could result in the impairment of the value of our loan assets. Moreover, in 2010 we experienced an increase in our non-performing ratios and a deterioration in asset quality as compared to 2009. In addition, our customers may further significantly decrease their risk tolerance to non-deposit investments such as stocks, bonds and mutual funds, which would adversely affect our fee and commission income. Any of the conditions described above could have a material adverse effect on our business, financial condition and results of operations.
We are exposed to risks faced by other financial institutions.
We routinely transact with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual funds, hedge funds and other institutional clients. Defaults by, and even rumors or questions about the solvency of, certain financial institutions and the financial services industry generally have led to market-wide liquidity problems and could lead to losses or defaults by other institutions. These liquidity concerns have had, and may continue to have, a chilling effect on inter-institutional financial transactions in general. Many of the routine transactions we enter into expose us to significant credit risk in the event of default by one of our significant counterparties. A default by a significant financial counterparty, or liquidity problems in the financial services industry generally, could have a material adverse effect on our business, financial condition and results of operations.

Our exposure to Spanish and UK real estate markets makes us more vulnerable to adverse developments in these markets.
Mortgage loans are one of our principal assets, comprising 51% of our loan portfolio as of December 31, 2010. As a result, we are highly exposed to developments in real estate markets, especially in Spain and the United Kingdom. In addition, we have exposure to a number of large real estate developers in Spain. From 2002 to 2007, demand for housing and mortgage financing in Spain increased significantly driven by, among other things, economic growth, declining unemployment rates, demographic and social trends, the desirability of Spain as a vacation destination and historically low interest rates in the Eurozone. The United Kingdom experienced a similar increase in housing and mortgage demand driven by, among other things, economic growth, declining unemployment rates, demographic trends and the increasing prominence of London as an international financial center. During late 2007, the housing market began to adjust in Spain and the United Kingdom as a result of excess supply (particularly in Spain) and higher interest rates. Since 2008, as economic growth stalled in Spain and the United Kingdom, housing oversupply has persisted, unemployment has continued to increase, housing demand has continued to decrease and home prices have declined while mortgage delinquencies increased. As a result, our NPL ratio increased from 0.94% at December 31, 2007, to 2.02% at December 31, 2008 and to 3.24% at December 31, 2009. On December 31, 2010, the ratio reached 3.55%, but has since begun to stabilize. These trends, especially higher unemployment rates coupled with declining real estate prices, could have a material adverse impact on our mortgage payment delinquency rates, which in turn could have a material adverse effect on our business, financial condition and results of operations.
Portions of our loan portfolio are subject to risks relating to force majeure events and any such event could materially adversely affect our operating results.
Our financial and operating performance may be adversely affected by force majeure events, such as natural disasters, particularly in locations where a significant portion of our loan portfolio is composed of real estate loans. Natural disasters such as earthquakes and floods may cause widespread damage which could impair the asset quality of our loan portfolio and could have an adverse impact on the economy of the affected region.
We may generate lower revenues from brokerage and other commission- and fee-based businesses.
Market downturns are likely to lead to a decline in the volume of transactions that we execute for our customers and, therefore, to a decline in our non-interest revenue. In addition, because the fees that we charge for managing our clients’ portfolios are in many cases based on the value or performance of those portfolios, a market downturn that reduces the value of our clients’ portfolios or increases the amount of withdrawals would reduce the revenues we receive from our asset management, private banking and custody businesses.
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
The performance of financial markets may cause changes in the value of our investment and trading portfolios. In some of our businesses, protracted adverse market movements, particularly asset price declines, can reduce the level of activity in the market, reducing market liquidity. These developments can lead to material losses if we cannot close out deteriorating positions in a timely way. This risk is especially great for assets with normally less liquid markets. Assets that are not traded on stock exchanges or other public trading markets, such as derivative contracts between banks, may have values that we calculate using models other than publicly quoted prices. Monitoring the deterioration of prices of assets like these is difficult and could lead to losses that we did not anticipate.
The volatility of world equity markets due to the recent economic uncertainty has had a particularly strong impact on the financial sector. Continued volatility may affect the value of our investments in entities in this sector and, depending on their fair value and future recovery expectations, could become a permanent impairment which would be subject to write-offs against our results.
Volatility in interest rates may negatively affect our net interest income and increase our non-performing loan portfolio.
Changes in market interest rates could affect the interest rates charged on our interest-earning assets differently than the interest rates paid on our interest-bearing liabilities. This difference could result in an increase in interest expense relative to interest income leading to a reduction in our net interest income. Income from treasury operations is particularly vulnerable to interest rate volatility. Because the majority of our loan portfolio reprices in less than one year, rising interest rates may also lead to an increasing non-performing loan portfolio. Interest rates are highly sensitive to many factors beyond our control, including deregulation of the financial sector, monetary policies, domestic and international economic and political conditions and other factors.

As of December 31, 2010, our interest rate risk measured in daily Value at Risk (“VaRD”) terms amounted to €309.8 million.
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
As of December 31, 2010, our largest exposures on temporary positions (with a potential impact on the income statement) were concentrated on, in descending order, the pound sterling, the Mexican peso and the Chilean peso. On December 31, 2010, our largest exposures on permanent positions (with a potential impact on equity) were concentrated on, in descending order, the Brazilian real, the pound sterling, the Mexican peso, the US dollar and the Chilean peso.
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
Extensive legislation affecting the financial services industry has recently been adopted in Spain, the United States, the European Union and other jurisdictions, and regulations are in the process of being implemented. In Spain, the Bank of Spain issued Circular 9/2010 on December 22, 2010, which amends certain rules in order to establish more restrictive conditions regarding capital requirements for credit risk, credit risk mitigation techniques, securitization and treatment of counterparty and trading book risk. The Circular was issued following the passage of two EU Directives on risk management (Directive 2009/27/CE and Directive 2009/83/CE).
The European Union has created a European Systemic Risk Board to monitor financial stability and implemented rules that will increase capital requirements for certain trading instruments or exposures and impose compensation limits on certain employees located in affected countries. In addition, the European Union Commission is considering a wide array of other initiatives, including new legislation that will affect derivatives trading, impose surcharges on “globally” systemically important firms and possibly impose new levies on bank balance sheets.
In the United States, the Dodd-Frank Wall Street Reform and Consumer Protection Act that was adopted in 2010 will result in significant structural reforms affecting the financial services industry. This legislation provides for, among other things: the establishment of a Bureau of Consumer Financial Protection which will have broad authority to regulate the credit, savings, payment and other consumer financial products and services that we offer; the creation of a structure to regulate systemically important financial companies; more comprehensive regulation of the over-the-counter derivatives market; prohibitions on us engaging in certain proprietary trading activities and restricting our ownership of, investment in or sponsorship of, hedge funds and private equity funds; restrictions on the interchange fees that we earn on debit card transactions; and a requirement that bank regulators phase out the treatment of trust preferred capital debt securities as Tier 1 capital for regulatory capital purposes.
In December 2010, the Basel Committee on Banking Supervision announced revisions to its Capital Accord, which will require higher capital ratio requirements for banks, narrow the definition of capital, and introduce short term liquidity and term funding standards, among other things. Also being considered is the imposition of a bank surcharge on institutions that are determined to be “globally significant financial institutions.” These requirements could increase our funding and operational costs.
These and any additional legislative or regulatory actions in Spain, the European Union, the United States or other countries, and any required changes to our business operations resulting from such legislation and regulations, could result in significant loss of revenue, limit our ability to pursue business opportunities in which we might otherwise consider engaging, affect the value of assets that we hold, require us to increase our prices and therefore reduce demand for our products, impose additional costs on us or otherwise adversely affect our businesses. Accordingly, we cannot provide assurance that any such new legislation or regulations would not have an adverse effect on our business, results of operations or financial condition in the future.
We may also face increased compliance costs and limitations on our ability to pursue certain business opportunities. Changes in regulations, which are beyond our control, may have a material effect on our business and operations. As some of the banking laws and regulations have been recently adopted, the manner in which those laws and related regulations are applied to the operations of financial institutions is still evolving. Moreover, no assurance can be given generally that laws or regulations will be adopted, enforced or interpreted in a manner that will not have material adverse effect on our business.

Operational risks are inherent in our business.
Our businesses depend on the ability to process a large number of transactions efficiently and accurately. Losses can result from inadequate personnel, inadequate or failed internal control processes and systems or from external events that interrupt normal business operations. We also face the risk that the design of our controls and procedures prove to be inadequate or are circumvented. We have suffered losses from operational risk in the past and there can be no assurance that we will not suffer material losses from operational risk in the future.
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
Maintaining a positive reputation is critical to our attracting and maintaining customers, investors and employees. Damage to our reputation can therefore cause significant harm to our business and prospects. Harm to our reputation can arise from numerous sources, including, among others, employee misconduct, litigation or regulatory outcomes, failure to deliver minimum standards of service and quality, compliance failures, unethical behavior, and the activities of customers and counterparties. Further, negative publicity regarding us, whether or not true, may harm our business prospects.
Actions by the financial services industry generally or by certain members of, or individuals in, the industry can also affect our reputation. For example, the role played by financial services firms in the financial crisis has damaged the reputation of the industry as a whole.
We could suffer significant reputational harm if we fail to properly identify and manage potential conflicts of interest. Management of potential conflicts of interest has become increasingly complex as we expand our business activities through more numerous transactions, obligations and interests with and among our clients. The failure to adequately address, or the perceived failure to adequately address, conflicts of interest could affect the willingness of clients to deal with us, or give rise to litigation or enforcement actions against us. Therefore, there can be no assurance that conflicts of interest will not arise in the future that could cause material harm to us.
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
We face various issues that may give rise to risk of loss from legal and regulatory proceedings. These issues, including appropriately dealing with potential conflicts of interest, legal and regulatory requirements, ethical issues and conduct by companies in which we hold strategic investments or joint venture partners, could increase the number of litigation claims and the amount of damages asserted against the Group or subject the Group to regulatory enforcement actions, fines and penalties. Currently, the Bank and its subsidiaries are the subject of a number of legal proceedings and regulatory actions. An adverse result in one or more of these proceedings could have a material adverse effect on our operating results for any particular period, could require changes to our business practices and may even require that we exit certain businesses. For information relating to the legal proceedings involving our businesses, see “Item 8. Financial Information—A. Consolidated statements and other financial information—Legal proceedings.”

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
Any downgrade in our ratings could increase our borrowing costs, limit our access to capital markets and adversely affect the ability of our business to sell or market our products, engage in business transactions—particularly longer-term and derivatives transactions—and retain our customers. This, in turn, could reduce our liquidity and have an adverse effect on our operating results and financial condition.
The Group’s long-term debt is currently rated investment grade by the major rating agencies (Aa2 by Moody’s Investors Service España, S.A. and AA by each of Standard & Poor’s Ratings Services and Fitch Ratings Ltd., respectively). Standard & Poor’s maintains our outlook at negative reflecting the higher credit risk of our Latin American exposures as well as likely high credit losses from exposures to the Spanish real estate market. Moody’s also maintains a negative outlook based on the Group’s high borrower concentration, the high exposure to developing markets with its Latin American franchise, and the ongoing macroeconomic challenges faced in many of Santander’s core markets (i.e. Spain, UK, US and, consequently, Mexico). In light of the difficulties in the financial services industry and the financial markets, there can be no assurance that the rating agencies will maintain their current ratings or outlooks, or with regard to those rating agencies who have a negative outlook on the Group, there can be no assurances that such agencies will revise such outlooks upward. The Group’s failure to maintain favorable ratings and outlooks could increase the cost of its funding and adversely affect the Group’s interest margins.
Our Latin American subsidiaries’ growth, asset quality and profitability may be adversely affected by volatile macroeconomic and political conditions.
The economies of the eight Latin American countries where we operate have experienced significant volatility in recent decades, characterized, in some cases, by slow or regressive growth, declining investment and hyperinflation. This volatility has resulted in fluctuations in the levels of deposits and in the relative economic strength of various segments of the economies to which we lend. Latin American banking activities (including Retail Banking, Global Wholesale Banking, Asset Management and Private Banking) accounted for €4,804 million of our profit attributable to the Parent bank for the year ended December 31, 2010 (an increase of 25% from €3,834 million for the year ended December 31, 2009). Negative and fluctuating economic conditions, such as a changing interest rate environment, impact our profitability by causing lending margins to decrease and leading to decreased demand for higher margin products and services. Negative and fluctuating economic conditions in some Latin American countries could also result in government defaults on public debt. This could affect us in two ways: directly, through portfolio losses, and indirectly, through instabilities that a default in public debt could cause to the banking system as a whole, particularly since commercial banks’ exposure to government debt is high in several of the Latin American countries in which we operate.
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
Banco Santander, S.A. (“Santander”, the “Bank”, the “Parent” or the “Parent bank”) is the Parent bank of Grupo Santander. It was established on March 21, 1857 and incorporated in its present form by a public deed executed in Santander, Spain, on January 14, 1875.
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
Our principal acquisitions and dispositions in 2010, 2009 and 2008 are as follows:
Tender offer for subordinated notes
On January 11, 2010, Banco Santander, S.A. offered to purchase for cash 13 series of subordinated notes issued by several entities of Grupo Santander for an aggregate nominal amount of €3.3 billion.
The acceptance level of the exchange offers reached 60% and the nominal amount of the securities accepted for purchase was approximately €2 billion.
Also, on February 17, 2010, Banco Santander, S.A. offered to purchase for cash perpetual subordinated notes issued by Santander Perpetual, S.A.U. for a total nominal amount of US$1.5 billion (of which Santander held approximately US$350 million). The aggregate nominal amount of securities accepted for purchase was US$1.1 billion, representing 95% of the outstanding notes not held by Santander.
Bolsas y Mercados Españoles (“BME”)
On February 22, 2010, we sold to institutional investors 2,099,762 shares of BME representing approximately 2.5% of its share capital, at a price of €20.0 per share, which amounts to a total of approximately €42 million. The capital gain for Grupo Santander was of €30.4 million. Grupo Santander maintains a stake of 2.5% in the capital of BME and will continue to be represented on its board of directors.

James Hay Holdings Limited
On March 10, 2010, Santander Private Banking UK Limited completed the sale of James Hay Holdings Limited (including its five subsidiaries) through the transfer of all the shares of James Hay Holdings Limited to IFG UK Holdings Limited, a subsidiary of the IFG Group, for a total of £39 million.
Companhia Brasileira de Soluções e Serviços (“CBSS”) and Cielo S.A.
On April 25, 2010, we announced that we had reached an agreement with Banco do Brasil S.A. and Banco Bradesco S.A. for the sale of the entire stake held by Grupo Santander in the companies Companhia Brasileira de Soluções e Serviços (15.32% of the capital), and Cielo S.A. – formerly Visanet – (7.20% of the capital).
The total agreed sale price was BRL200 million (approximately €89 million) for the 15.32% of CBSS and BRL1,487 million (approximately €650.7 million) for the 7.20% of Cielo.
The net capital gain generated for Grupo Santander was approximately €245 million.
The closing of the transactions took place in July 2010.
Acquisition of AIG Bank Polska Spolka Akcyina
On June 8, 2010, Santander Consumer Bank S.A. (Poland) increased capital through the issuance of 1,560,000 new shares, fully subscribed by AIG Consumer Finance Group Inc. who made a contribution of 11,177,088 shares of AIG Bank Polska S.A. representing a 99.92% of its share capital. The amount of the capital increase amounted to 452 million Poland slotys (€109 million approximately as of the date of the transaction).
The capital increase has diluted the Group’s share capital of Santander Consumer Bank S.A. (Poland), which is now 70%.
Acquisition of 24.9% of Banco Santander Mexico
On June 9, 2010, we announced that Banco Santander had reached an agreement with Bank of America to acquire the 24.9% stake held by the latter in Grupo Financiero Santander (“Banco Santander Mexico”) for an amount of US$ 2.5 billion. Following this transaction, our holding in Banco Santander Mexico will amount to 99.9%.
In 2003, Bank of America acquired this 24.9% stake from Santander for an amount of US$1.6 billion.
The transaction was completed on September 23, 2010.
Agreement for the acquisition of RBS branches
On June 18, 2010, we announced that our affiliate Santander UK had submitted an offer in the tender process of approximately 300 branches of Royal Bank of Scotland that was taking place in the United Kingdom.
On August 4, 2010, we announced that our affiliate Santander UK had reached an agreement to acquire the parts of the banking businesses of the Royal Bank of Scotland Group (“RBS”) which are carried out through its RBS branches in England and Wales and its NatWest branches in Scotland. The consideration for the acquisition of £1,650 million (approximately €1,987 million), subject to completion adjustments, which comprises £350 million (approximately €421 million) of goodwill.
The acquisition includes 311 RBS branches in England and Wales, 7 NatWest branches in Scotland, 40 SME banking centers, more than 400 relationship managers, 4 corporate banking centers and 3 private banking centers. The transaction affects 1.8 million retail customers, around 244,000 SME customers and around 1,200 midcorporate customers.
The European Commission authorized the transaction.

Completion is expected during 2012 and is subject to necessary approvals.
Acquisition of CitiFinancial Auto’s auto loan portfolio
On June 24, 2010, we announced that we had reached an agreement with Citigroup Inc. (“Citi”) to purchase US$3.2 billion of CitiFinancial Auto’s auto loan portfolio. In addition, Santander and Citi have entered into an agreement under which Santander will service a portfolio of US$7.2 billion of auto loans that will be retained by Citi.
Santander purchased the US$ 3.2 billion portion of the portfolio at a price equal to 99% of the value of the gross receivables.
The transaction closed on September 3, 2010.
Acquisition of the commercial banking business of Skandinaviska Enskilda Banken in Germany
On July 12, 2010, we announced that we had reached an agreement with Skandinaviska Enskilda Banken (SEB Group) for the acquisition by our affiliate Santander Consumer Bank AG of SEB’s commercial banking business in Germany for an amount of approximately €494 million (€555 million deducting certain amendments to the purchase price agreed between the parties).
Following the acquisition of SEB’s commercial banking business in Germany, which includes 173 branches and serves one million customers, the number of branches of Santander Consumer Bank’s network in Germany almost doubled.
The transaction closed on January 31, 2011, once the appropriate regulatory approvals were obtained.
Tender offer for Santander Bancorp shares
On July 23, 2010, we announced the completion of the tender offer by our wholly-owned subsidiary, Administración de Bancos Latinoamericanos Santander, S.L. (“ABLASA”), for all outstanding shares of common stock of Santander BanCorp not owned by ABLASA at US$12.69 per share.
The offer expired at 12:00 midnight, New York City time, on July 22, 2010. Based on information provided by BNY Mellon Shareowner Services, the depositary for the tender offer, 3,644,906 Santander BanCorp shares were validly tendered and not withdrawn. The tendered shares represented approximately 7.8% of Santander BanCorp’s outstanding shares of common stock. Together with the 90.6% of the outstanding shares already held by ABLASA, ABLASA held a total of approximately 45,886,244 shares or 98.4% of the 46,639,104 Santander BanCorp shares outstanding after the expiration of the tender offer. All Santander BanCorp shares that were validly tendered and not withdrawn immediately prior to the expiration of the tender offer were accepted and purchased by ABLASA.
ABLASA acquired the remaining publicly held shares of Santander BanCorp through a short-form merger under Puerto Rico law on July 29, 2010. As a result of the merger, any remaining shares of Santander BanCorp common stock were cancelled pursuant to the merger in consideration for the same offer price of US$12.69 cash paid in the tender offer, without interest and less any required withholding taxes (other than shares of Santander BanCorp common stock for which appraisal rights were validly exercised under Puerto Rico law). Upon completion of the merger, Santander BanCorp became a wholly owned subsidiary of Banco Santander, its shares ceased to be traded on the New York Stock Exchange, and Santander BanCorp was no longer required to file certain information and periodic reports with the U.S. Securities and Exchange Commission.
Acquisition of auto loan portfolio in the USA from HSBC
On August 27, 2010, we purchased a US$ 4.3 billion auto loan portfolio in the USA from HSBC, for a total consideration of approximately US$ 4 billion. The portfolio amount represents the carrying amount of the loans at June 30, 2010, and the purchase price is subject to final adjustments.
Santander Consumer USA is already servicing the auto loan portfolio that was acquired.

The transaction required only US$ 342 million financing from Grupo Santander, since it carries financing from a third party as well as assumptions of existing securitizations pertaining to part of the portfolio.
Conversion of “Valores Santander”
With regard to the currently outstanding “Valores Santander”, which are securities mandatorily convertible into newly-issued ordinary shares of the Bank issued in 2007 to partially finance the takeover bid of ABN AMRO, we informed on October 13, 2010 that conversion of 33,544 of such “Valores Santander” was requested in the ordinary conversion period that ended on October 4, 2010. Pursuant to the terms of such securities, Banco Santander issued 11,582,632 new shares in exchange for those “Valores Santander”. The public deed formalizing the capital increase was registered with the Commercial Registry of Cantabria on October 8, 2010.
After this increase, Banco Santander’s share capital was 4,120,204,383.5 euros, represented by 8,240,408,767 shares, par value €0.50 each.
Agreement with Qatar Holding by which it will subscribe a bond issue
On October 18, 2010, Banco Santander announced that it had reached an agreement with Qatar Holding, by which the latter will subscribe bonds issued by Banco Santander amounting to US$ 2.719 billion, mandatorily exchangeable for existing or for new shares of Banco Santander Brasil, at the choice of Banco Santander.
This transaction represents 5% of the share capital of Banco Santander Brasil.
The bonds will mature on the third anniversary of the issuance date. The conversion or exchange price will be Brazilian reais 23.75 per share and the bonds will pay an annual coupon of 6.75% in U.S. dollars.
The transaction is part of Banco Santander’s commitment for its Brazilian affiliate to have a free float of 25% by the end of 2014.
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
At December 31, 2010, the value of this holding amounted to €402 million, after deducting the write-downs, equivalent to €24.4 per share. Also, the Group has granted the company loans amounting to €109 million, which were fully provisioned.

Acquisition of Real Tokio Marine Vida e Previdencia
In March 2009, the Santander Brazil Group acquired the 50% of the insurance company Real Seguros Vida e Previdencia (formerly Real Tokio Marine Vida e Previdencia) that it did not already own from Tokio Marine for BRL 678 million (€225 million).
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
France Telecom España, S.A. (“France Telecom”)
On April 29, 2009, we announced that we had reached an agreement with the company Atlas Services Nederland BV (a 100%-owned affiliate of France Telecom) on the sale of the 5.01% share package held by Grupo Santander in France Telecom España, S.A. for an amount of €378 million. The sale generated a loss for Grupo Santander of €14 million.
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
Banco de Venezuela
On July 6, 2009, we announced that we had closed the sale of our stake in Banco de Venezuela to Bank for Economic and Social Development of Venezuela (Banco de Desarrollo Económico y Social de Venezuela), a public institution of the Bolivarian Republic of Venezuela for US$1,050 million, of which US$630 million were paid on that date, US$210 million were paid in October 2009 and the remainder was paid in December 2009. This sale did not have a material impact on the Group’s income statement.
Offers to exchange perpetual issues for other financial instruments
On July 9, 2009, Banco Santander S.A. and its subsidiary Santander Financial Exchanges Limited launched various offers to exchange 30 issues of securities eligible to be included in capital for a total nominal amount of approximately €9.1 billion for securities to be issued by Santander and its subsidiaries. The exchange envisaged the delivery of new securities that meet the current market standards and regulatory requirements to be classified as equity at the consolidated Group level.
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
Initial Public Offering of Banco Santander (Brasil) S.A.
On October 13, 2009, our subsidiary Banco Santander (Brasil) S.A. (Santander Brasil) closed its initial public offering of 525,000,000 units, each unit representing 55 ordinary shares and 50 preference shares, without par value. The offered securities (units) are share deposit certificates. The units were offered in a global offering consisting of an international tranche in the United States and in other countries other than Brazil, in the form of American depositary shares (“ADSs”), in which each ADS represented a unit, and a domestic tranche of units in Brazil.
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
Once the global offering was completed and after the underwriters exercised their options, the capital increase amount was BRL 13,182 million (€5,092 million). The free float of Santander Brasil rose to approximately 16.45% of its share capital, from only 2.0% before the global offering. Santander Brasil undertook to raise the free float to at least 25% of its share capital within three years from the date of the initial public offering in order to maintain its listing on Level 2 of the Bolsa de Valores, Mercadorias e Futuros (BM&FBOVESPA). The ADSs are listed on the New York Stock Exchange.
Santander Group’s net gains from the placement amounted to €1,499 million.
Prior to the public offering, on August 14, 2009, the Group transferred to Santander Brasil, through share exchange transactions, all the share capital of certain Brazilian asset management, insurance and banking companies (including Santander Seguros S.A. and Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A.) which were owned by Santander Group and certain non-controlling shareholders. The total equity of the transferred businesses was valued at BRL 2.5 billion. The purpose of these transactions was to consolidate in a single entity Santander Group’s investments in Brazil, thus streamlining the current corporate structure and grouping the ownership interests held by Santander Group and by the non-controlling shareholders in those entities in the share capital of Santander Brasil. As a result of these transactions, the share capital of Santander Brasil was increased by approximately BRL 2.5 billion through the issuance of 14,410,886,181 shares, of which 7,710,342,899 were ordinary shares and 6,700,543,282 were preference shares. Additionally, on September 17, 2009, Banco Santander sold to Santander Brasil a loan portfolio consisting of loans to Brazilian companies and their affiliates abroad for US$ 806.3 million.
Santander Brasil intends to use the net proceeds from the global offering to expand its business in Brazil by growing its physical presence and increasing its capital base. Santander Brasil also intends to improve its funding structure and, along with its traditional funding sources, increase its credit transactions.
Santander Brasil is the third largest private-sector bank in Brazil, the largest bank controlled by an international financial group and the fourth largest bank overall in Brazil in absolute terms, with a market share of 10.2% in terms of assets. Santander Brasil carries on its business activity across the country, although its presence is concentrated in the Southern and South Eastern regions, where it has one of the largest branch networks, according to the Central Bank of Brazil.

In August 2008, Santander Brasil acquired Banco Real, which was then the fourth largest private-sector Brazilian bank in terms of volume of assets. At the time of the purchase, Santander Brasil was the fifth largest private-sector bank in Brazil in terms of volume of assets. The businesses of Banco Real and Santander Brasil were highly complementary before the acquisition. Santander Brasil considers that the acquisition provides considerable opportunities in terms of operational, commercial and technological synergies, building on the best practices of each bank. Banco Real’s strong representation in the states of Rio de Janeiro and Minas Gerais has further enhanced Santander Brasil’s position in the Southern and South Eastern regions of the country, adding to this entity’s already significant presence in those regions, particularly in the State of São Paulo. The acquisition of Banco Real consolidated Santander Brasil’s position as a full-service bank with nationwide coverage, whose size enables it to compete efficiently in its target markets.
In the third quarter of 2010, we sold 2.616% of the share capital of Santander Brasil. The sale price amounted to €867 million, which gave rise to increases of €162 million in Reserves and €790 million in Non-controlling interest, and a decrease of €85 million in Valuation adjustments — Exchange differences.
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
Acquisition of Sovereign
On October 13, 2008, we announced that we would acquire Sovereign through a share exchange. At the date of the announcement, we held 24.35% of the outstanding ordinary shares of Sovereign. The capital and finance committee of Sovereign, composed of independent directors, requested that Santander consider acquiring the 75.65% of the company that it did not own. The committee assessed the transaction and recommended it to the company’s board of directors.
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
This transaction gave rise to initial goodwill of US$2,053 million (€1,601 million at the exchange rate on the date of the acquisition, €1,425 million at the exchange rate on December 31, 2009).
Acquisition of Alliance & Leicester plc
On July 14, 2008, Banco Santander, S.A. and Alliance & Leicester plc reached an agreement in relation to the terms of a recommended acquisition by Banco Santander, S.A. of the entire share capital of Alliance & Leicester plc.
As part of the transaction, the shareholders of Alliance & Leicester plc received a Banco Santander share for each three shares of Alliance & Leicester plc. Prior to the share exchange date, Alliance & Leicester plc approved (and paid) an interim dividend in cash amounting to 18 pence per share. Our shareholders, acting at the general shareholders’ meeting held on September 22, 2008, agreed to increase the Bank’s capital up to a nominal amount of €71,688,495 through the issuance of a maximum of 143,376,990 shares par value €0.50 in order to consummate the acquisition of Alliance & Leicester.

The acquisition, which was completed by means of a scheme of arrangement, was approved by the shareholders of Banco Santander, S.A. (in relation to the capital increase) and of Alliance & Leicester plc. In addition, the scheme of arrangement was approved by the UK courts and was granted the relevant permits by the UK and Spanish regulatory bodies and the relevant anti-trust authorities.
The acquisition was completed on October 10, 2008. As of that date we issued 140,950,944 new shares of Banco Santander par value €0.50 each, with a share premium of €10.73 per share. The consideration for such shares was 422,852,832 shares of Alliance & Leicester plc, par value £0.50 each, representing all of its issued ordinary capital. The new shares represent 2.2% of the total share capital of the Bank after the capital increase. The capital increase amounted to €1,583 million (share capital of €70 million and share premium of €1,513 million), giving rise to initial goodwill of £442 million (€554 million based on the exchange rate at the acquisition date).
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
On June 2, 2008, Banco Santander entered into a definitive agreement with General Electric whereby a General Electric Group company would acquire Interbanca, and various Grupo Santander entities would acquire the GE Money units in Germany, Finland and Austria, GE’s card units in the UK and Ireland and its car finance unit in the UK. The base price agreed for the two transactions was €1 billion each, subject to various adjustments. These transactions were completed with the acquisition of GE Germany in the fourth quarter of 2008, and the acquisition of the remaining General Electric units and the sale of Interbanca in the first quarter of 2009. The initial goodwill arising from the acquisition of the GE business amounted to €558 million at December 2009.
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
On April 1, 2010, ABN AMRO was renamed The Royal Bank of Scotland Holding N.V.
On the same date, ABN AMRO Bank N.V., a newly established company with the purpose of holding most of the assets and liabilities belonging to the Dutch State became a wholly owned entity of this State. On the same date, we entered into a Restated Consortium and Shareholders Agreement, among the Royal Bank of Scotland Group plc, Banco Santander, S.A., The State of the Netherlands and RFS Holdings B.V.
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
On November 23, 2007, we concluded the sale of 1,152 properties to a company belonging to the Pearl Group. Simultaneously, Grupo Santander entered into a lease agreement for these properties for a period between 45 to 47 years, with an option to repurchase those properties. The transaction amounted to €2,040 million, generating an approximate net capital gain of €860 million for Grupo Santander.
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

•
“Scrip Dividend”: On November 2, 2009 we issued 72,962,765 ordinary shares par value €0.5 in the free-of-charge capital increase, corresponding to 0.89% of our share capital. The amount of the capital increase was €36,481,382.50.

As of December 31, 2010, our capital had increased by 100,295,963 shares, or 1.22% of our total capital as of December 31, 2009, to 8,329,122,098 shares as a result of the following transactions:
•	“Valores Santander”: On October 7, 2010, the Bank issued 11,582,632 new shares in exchange for 33,544 “Valores Santander”.

•
“Scrip Dividend”: On November 2, 2010 we issued 88,713,331 ordinary shares par value €0.5 in the free-of-charge capital increase, corresponding to 1.08% of our share capital. The amount of the capital increase was €44,356,665.50.

Recent Events
Acquisition of the Polish institution Bank Zachodni WBK
On September 10, 2010, we announced that we had reached an agreement with Allied Irish Banks (“AIB”) to acquire 70.36% of the Polish institution Bank Zachodni WBK (“BZ WBK”) for an amount of approximately €2.938 billion in cash. On February 7, 2011, we announced that we had launched a tender offer in Poland (the “Tender Offer”) for 100% of the share capital of the Polish entity Bank Zachodni WBK (“BZ WBK”) in accordance with applicable Polish law and regulation. The Tender Offer forms part of the agreement of Banco Santander with Allied Irish Banks (“AIB”) for the acquisition of AIB’s stake in BZ WBK announced in September 10, 2010.
Under the Tender Offer Banco Santander offered PLN 226.89 in cash per share (approximately €58.74) resulting in a total maximum consideration of PLN 16,580,216,589.57 (approximately €4,293.4 million) for the total share capital of BZ WBK.
The Tender Offer was made in Poland subject to Polish law and subject to the terms and conditions included in the Tender Offer document (dokument wezwania) submitted to the Polish securities regulator — Polish Financial Supervision Commission (Komisja Nadzoru Finansowego) and the Warsaw Stock Exchange (Giełda Papierów Wartościowych w Warszawie S.A.). The consummation of the Tender Offer was subject to the satisfaction of the conditions indicated in the Tender Offer document, including the acceptance of the tender offer by holders of more than 70% of the outstanding shares of BZ WBK and the approval by the Polish regulatory authorities of the acquisition by Grupo Santander of BZ WBK.
The acceptance period of the tender offer ended on March 25, 2011, having commenced on February 24, 2011.
69,912,653 BZ WBK shares were tendered, representing 95.67% of BZ WBK’s capital. Since the tender offer was made at a cash price of 226.89 PLN per share (approximately €57.05), the purchase of the shares tendered in the offer resulted in a payment of 15,862.48 million PLN (approximately €3,988.6 million).
Since the 70% acceptance threshold which was a condition of the tender offer was exceeded and all the remaining conditions, including the obtaining of the appropriate regulatory authorizations, were met, the tender offer was settled and the transfer of the shares were made on April 1, 2011.
Additionally, on the same date of April 1, 2011 we acquired AIB’s 50% stake in BZ WBK Asset Management for €150 million in cash.

Scrip dividend
At its meeting on January 13, 2011, the Bank’s executive committee resolved to apply the Santander Dividendo Elección program on the dates on which the third interim dividend is traditionally paid, and offered shareholders the option of receiving an amount equal to this dividend of €0.117 per share, to be paid in shares or cash.
On February 1, 2011, we announced that the trading period for the free allotment rights corresponding to the free-of-charge capital increase by means of which the Santander Dividendo Elección program was carried out ended on January 31, 2011.
During the period set for that purpose, the holders of 13.26% of the free allotment rights accepted the irrevocable undertaking to waive their free allotment rights issued by Banco Santander. Consequently, Banco Santander has acquired 1,104,183,097 rights for a total gross consideration of €129,189,422.35. Banco Santander has waived the free allotment rights so acquired.
The holders of the remaining 86.74% of the free allotment rights have chosen to receive new shares. Thus, the definitive number of ordinary shares of €0.5 of face value issued in the free-of-charge capital increase is 111,152,906, corresponding to 1.33% of the share capital, and the amount of the capital increase is €55,576,453. The value of the remuneration corresponding to the shareholders who have requested new shares amounts to €845,317,850.13.
The authorization for the admission to listing of the new shares in the Spanish Stock Exchanges and in the other stock exchanges where Banco Santander is listed was granted in February 2011.
Payment of fourth dividend for 2010
On February 3, 2011, we announced the payment of the fourth dividend for 2010 for a gross amount of €0.228766 per share, which was paid in cash on May 1, 2011. If the proposed distribution of profit that will be submitted to the shareholders at the upcoming general meeting is approved, this will be our final dividend with respect to 2010, resulting in a total remuneration of €0.60 per share and a total of €4,999 million distributed to our shareholders.
Sale of 1.9% of Banco Santander Chile
On February 17, 2011, we announced that we had sold shares representing 1.9% of the share capital of Banco Santander — Chile, for a total consideration of US$291 million. This transaction generated a capital gain for Banco Santander of approximately €110 million, entirely accounted for as reserves. Following the transaction, we hold a 75% stake in the share capital of Banco Santander — Chile.
Agreement with Zurich Financial Services Group
On February 22, 2011, we signed a Memorandum of Understanding with insurer Zurich Financial Services Group (“Zurich”) to form a strategic alliance to strengthen insurance distribution in five Latin American markets key for Grupo Santander: Brazil, Chile, Mexico, Argentina and Uruguay.
We will create a holding company consisting of our insurance units in Latin America. Zurich will acquire 51% of the company and will manage the companies. We will retain a 49% stake and will enter into an agreement to distribute the alliance’s insurance products in each country for 25 years. According to the agreement, we will receive 100% of the revenues from commissions on the distribution of products.
The closing of this transaction is subject to final documentation and appropriate authorizations from the different regulators.

Santander Banif Inmobiliario
On December 3, 2010, for purely commercial reasons, we decided to contribute resources to the Santander Banif Inmobiliario, FII property investment fund (“the Fund”) through the subscription of new units and the granting of a two-year liquidity guarantee in order to meet any outstanding redemption claims by the unit holders and to avoid winding up the Fund. We offered the unit holders of the Fund the opportunity to submit new requests for the total or partial redemption of their units or for the total or partial revocation of any redemption requests that they had previously submitted. Any such requests were required to be submitted before February 16, 2011.
Redemptions from the Fund, managed by Santander Real Estate, S.G.I.I.C. S.A., were suspended for a period of two years in February 2009, in accordance with the request filed with the Spanish National Securities Market Commission (CNMV), due to the lack of sufficient liquidity to meet the redemptions requested at that date.
On March 1, 2011, we paid the full amount of the redemptions requested by the Fund’s unit holders, i.e. €2,501 million (93.01% of the Fund’s net assets), through the subscription of the related units by us at their redemption value at February 28, 2011.
Following the aforementioned acquisition, we own 96.62% of the Fund. The suspension of redemptions was lifted from said date and the Fund is operating normally.
Public offering of Banco Santander Río, S.A.
On May 26, 2011, we announced that Banco Santander Río, S.A. had initiated proceedings to obtain authorization from the National Securities Commission of the Republic of Argentina and the U.S. Securities and Exchange Commission for a public offering of its Class B shares. No shares may be offered to the public until the aforementioned regulators have granted their respective authorizations.
We have notified Banco Santander Río of our intention to sell a yet undetermined number of our Banco Santander Río shares as part of the public offering.
B. Business overview
At December 31, 2010, we had a market capitalization of €66.0 billion, stockholders’ equity of €75.0 billion and total assets of €1,217.5 billion. We had an additional €144.8 billion in mutual funds, pension funds and other assets under management at that date. As of December 31, 2010, we had 54,518 employees and 6,063 branch offices in Continental Europe, 23,649 employees and 1,416 branches in the United Kingdom, 89,526 employees and 5,882 branches in Latin America, 8,647 employees and 721 branches in the United States (Sovereign Bancorp) and 2,529 employees in other geographic regions (for a full breakdown of employees by country, see Item 6 of Part I, “Directors, Senior Management and Employees—D. Employees”).
We are a financial group operating principally in Spain, the United Kingdom, other European countries, Brazil and other Latin American countries and the United States, offering a wide range of financial products.
In Latin America, we have majority shareholdings in banks in Argentina, Brazil, Chile, Colombia, Mexico, Peru, Puerto Rico and Uruguay.
The financial statements of each business area have been drawn up by aggregating the Group’s basic operating units. The information relates to both the accounting data of the companies in each area as well as that provided by the management information systems. In all cases, the same general principles as those used in the Group are applied.
In accordance with the criteria established by the IFRS-IASB, the structure of our operating business areas has been segmented into two levels:
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

•	Sovereign. This includes all the financial activities of Sovereign, including retail and wholesale banking, asset management and insurance. Sovereign’s operations are conducted solely in the U.S.
Second (or business) level. This segments the activity of our operating units by type of business. The reported segments are:
•	Retail Banking. This covers all customer banking businesses (except those of Corporate Banking, which are managed globally).

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
In 2010, Grupo Santander maintains the same primary and secondary operating segments as it had in 2009.
In addition, and in line with the criteria established by IFRS-IASB, the results of businesses discontinued in 2009 (Banco de Venezuela) which were consolidated by global integration, were eliminated from various lines of the income statement and included in “net profit from discontinued operations.”
First level (or geographic):
Continental Europe
This area covers the banking activities of the different networks and specialized units in Europe, principally with individual clients and SMEs, as well as private and public institutions. During 2010, there were four main units within this area: the Santander Branch Network, Banesto, Santander Consumer Finance and Portugal including retail banking, global wholesale banking and asset management and insurance.
Continental Europe is the largest business area of Grupo Santander. At the end of 2010, it accounted for 39.3% of total customer funds under management, 44.9% of total loans and credits and 35.0% of profit attributed to the Parent bank of the Group’s main business areas.
The area had 6,063 branches and 54,518 employees (direct and assigned) at the end of 2010.
In 2010, the Continental Europe segment’s profit attributable to the Parent bank decreased 18.9% to €3,885 million mainly due to the weak economic environment in Spain and Portugal. Return on equity (“ROE”) in 2010 was 14.1%, a 4.6% decrease from 2009.

The Santander Branch Network
Our retail banking activity in Spain is carried out mainly through the branch network of Santander, with support from an increasing number of automated cash dispensers, savings books updaters, telephone banking services, electronic and internet banking.
At the end of 2010, we had 2,931 branches and a total of 18,893 employees (direct and assigned), none of which was hired on a temporary basis, dedicated to retail banking in Spain. Compared to 2009, there was a net decrease of three branches and 171 employees.
In 2010, profit attributable to the Parent bank from the Santander Branch Network was €1,243 million, 38.0% lower than 2009, while the ROE reached 17.4% (as compared to 26.6% in 2009).
In 2010, the Santander Branch Network lending decreased by approximately 3.4%, customer funds under management grew by 11.0%, deposits increased 18.3%, mutual funds fell 6.1% and pension funds decreased 1.1%. The decrease in lending in 2010 versus 2009 still reflects that demand from individuals and companies was lower than normal because of the economic environment in Spain. The ratio of non-performing loans (“NPL”) for Banco Santander, S.A. grew to 4.2% from 3.4% in 2009.
Banesto
At the end of 2010, Banesto had 1,762 branches and 9,742 employees (direct and assigned), of which 16 employees were temporary, a decrease of 11 branches and an increase of 15 employees as compared to the end of 2009.
For purposes of our financial statements and this annual report on Form 20-F, we have calculated Banesto’s results of operations using the criteria described before in this annual report on Form 20-F. As a result, the data set forth herein may not coincide with the data published independently by Banesto.
In 2010, profit attributable to the Parent bank from Banesto was €419 million, a 43.2% decrease from 2009, while the ROE reached 9.4% as compared to 11.7% in 2009.
At the end of 2010, the balance of loans was 0.2% higher than a year earlier, customer funds increased 0.5% and mutual funds and pension funds decreased 22.5% and 5.6%, respectively. NPL grew to 4.1% in 2010, up 1.1 percentage points from 2009.
Santander Consumer Finance
Our consumer financing activities are conducted through our subsidiary Santander Consumer Finance and its group of companies. Most of the activity of Santander Consumer Finance relates to auto financing, personal loans, credit cards, insurance and customer deposits. These consumer financing activities are mainly focused on Germany, Spain, Italy, Norway, Poland, Finland, Sweden, the US and the UK. We also conduct business in Portugal, Austria and the Netherlands, among others.
At the end of 2010, this unit had 519 branches (as compared to 311 at the end of 2009) and 13,852 employees (direct and assigned) (as compared to 9,362 employees at the end of 2009), of which 509 employees were temporary.
In 2010, this unit generated €811 million in profit attributable to the Parent bank, a 28.9% increase from 2009, while the ROE reached 10.3% (as compared to 9.0% in 2009).
In 2010, management focused on organic growth and cross-selling supported by agreements with manufacturers and penetration in the used car market in order to offset the drop in vehicle registrations in Europe following the end of the state incentives. Meanwhile, significant efforts were made in risk control and loan acceptance and recovery, which led to notable improvements in credit quality.
There was also expansion into high-potential markets. Of note was the acquisition of AIG Bank in Poland, which places Santander Consumer Poland as Poland’s leading specialized finance company, and the acquisition of assets at a discount in the US by Santander Consumer USA, which enhances the quality of its portfolio and broadens the profile of its target customers. During 2010, Santander Consumer USA increased its attributable profit 54.7% in dollars and became the second largest contributor to this unit.

At the end of 2010, total lending at this unit amounted to €63 billion (an 11.4% increase as compared to 2009) due to organic growth and the acquisition of portfolios in the US and Poland. Additionally, this area services a portfolio of approximately €6 billion retained by third parties. NPL decreased to 4.9% in 2010 from 5.4% a year earlier.
Customer deposits increased 16.1% during 2010 mainly due to the rise in customer deposits in Germany and the acquisition in Poland.
Portugal
Our main Portuguese retail and investment banking operations are conducted by Banco Santander Totta, S.A. (“Santander Totta”).
At the end of 2010, Portugal operated 759 branches (as compared to 763 branches at the end of 2009) and had 6,214 employees (direct and assigned) (as compared to 6,294 employees at the end of 2009), of which 135 employees were temporary.
In 2010, profit attributable to the Parent bank was €456 million, a 14.2% decrease from 2009, while ROE was 20.3%, as compared to 25.4% in 2009.
In a very difficult economic and financial environment, which led to a slowdown in economic activity and a lack of liquidity in the markets, Santander Totta maintained its capital, efficiency and return ratios. Lending decreased 6.8% mainly due to the reduction in balances in the construction and real estate sectors and a shift in the financing plans of large companies, away from lending and towards financing via security issuances. Customer funds under management decreased 8.5% and mutual funds and pension funds decreased 19.4% and 5.9%, respectively. NPL increased in 2010 to 2.9% from 2.3% a year earlier.
Others
The rest of our businesses in the Continental Europe segment (Banif, Asset Management, Insurance and Global Wholesale Banking) generated profit attributable to the Parent bank of €957 million in 2010, 15.2% less than in 2009. Global Wholesale Banking, the main unit included here, posted a 9.0% year-on-year drop in attributable profit. Although income remained stable as compared with 2009, costs increased due to investments made to consolidate our positions attained in 2009 in target businesses and to higher provisions, as required by regulatory changes.
United Kingdom
As of December 31, 2010, the United Kingdom accounted for 30.3% of the Group’s total customer funds under management, 32.4% of total loans and credits and 17.9% of profit attributed to the Parent bank of the Group’s main business areas.
Our UK businesses include Abbey (since 2004), the deposits and branches of Bradford & Bingley (acquired in September 2008) and Alliance & Leicester (acquired in October 2008). They are referred to as Santander UK.
Santander UK is a significant financial services provider in the United Kingdom, being the country’s second largest residential mortgage lender and the second largest savings brand measured by outstanding balances. Santander UK also provides a wide range of retail savings accounts, and operates across the full range of personal financial services.
At the end of 2010, we had 1,416 branches and a total of 23,649 employees (direct and assigned) of which 430 employees were temporary, in the United Kingdom. Compared to 2009, there was a net increase of 94 branches and 700 employees.
The rebranding of Bradford & Bingley’s savings business and Abbey branches to Santander was completed in January 2010, and the rebranding of Alliance & Leicester branches was completed in December 2010. In 2010, we further expanded our network through the Santander Universities program and the acquisition of the Halifax agency network, which was rebranded as Santander and opened for business by the end of 2010.

For purposes of our financial statements and this annual report on Form 20-F, we have calculated Santander UK’s results of operations using the criteria described before in this annual report on Form 20-F. As a result, the data set forth herein may not coincide with the data published independently by Santander UK.
In 2010, Santander UK contributed €1,985 million profit attributable to the Parent bank (a 15.0% increase from 2009). Loans and advances to customers increased by 2.7% and customer funds under management increased 10.9% during the same period. ROE was 22.7% (as compared to 29.6% in 2009). NPL at the end of 2010 increased to 1.8% from 1.7% at the end of 2009.
Latin America
At December 31, 2010, we had 5,882 offices and 89,526 employees (direct and assigned) in Latin America (as compared to 5,745 offices and 85,974 employees, respectively, at December 31, 2009), of which 101 were temporary employees. At that date, Latin America accounted for 26.3% of the total customer funds under management, 17.6% of total loans and credits and 43.3% of profit attributed to the Parent bank of the Group’s main business areas.
Profit attributable to the Parent bank from Latin America was €4,804 million in 2010, a 25.3% increase from 2009, while the ROE reached 22.7% (as compared to 23.7% in 2009).
Our Latin American banking business is principally conducted by the following banking subsidiaries:

	Percentage held		Percentage held
	at December 31, 2010		at December 31, 2010
Banco Santander (Brasil), S.A.	81.38	Banco Santander, S.A. (Uruguay)	100.00
Banco Santander Chile	76.74	Banco Santander Colombia, S.A.	97.85
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander	99.86	Banco Santander Puerto Rico	100.00
Banco Santander Río, S.A. (Argentina)	99.30	Banco Santander Perú, S.A.	100.00
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
Detailed below are the performance highlights of the main Latin American countries in which we operate (1):
Brazil. Santander Brasil is the third largest private financial institution in this country as of December 31, 2010. After the integration of Banco Real into the Group, Santander Brasil had 3,702 branches, 53,900 employees and 24.7 million customers.
During 2010, lending increased 16% with significant growth across all the major segments. Particularly noteworthy was lending to individuals and SMEs, which grew by around 20%. Savings rose 6% in 2010, mainly in demand deposits, which increased by 16%. Santander Brasil obtained selective growth adapted to the interest rate rise process in the country (from 8.75% at the beginning of 2010 to 10.75% at the end of the year) (all variations in local currency).
Profit attributable to the Parent bank from Brazil in 2010 was €2,836 million, a 30.9% increase when compared with 2009 (+10.4% in local currency). This increase was obtained after deducting higher non-controlling interests (€539 million in 2010 compared with €121 million in 2009) because of the listing of Santander Brasil in the second half of 2009. For 2010, ROE was 23.11% and at the end of 2010, the NPL ratio was 4.9% and the NPL coverage ratio was 101%.
Mexico. Banco Santander (Mexico), S.A., Institución de Banca Múltiple, Grupo Financiero Santander, is one of the leading financial services companies in Mexico. It leads the third largest banking group in Mexico in terms of business volume. As of December 31, 2010, we had a network of 1,100 branches, 12,500 employees and 9.1 million customers in Mexico.

(1)
When we indicate “variations in local currency”, we calculate the variation of the balance sheet data in the currency of the country that is being described, eliminating the effect of exchange rates from the local currency to euros.

In 2010, lending rebounded from negative growth early in the year to post an increase of 15% at year-end with strong growth as a result of lending to individuals and SMEs. In addition, bank savings rose by 14% compared with 2009, with a strong performance by demand and time deposits, and investment funds (all variations in local currency).
Profit attributable to the Parent bank from Mexico in 2010 increased 37.9% to €682 million (22.7% in local currency). For 2010, ROE was 19.5% and at the end of 2010, the NPL ratio was 1.8% and the NPL coverage ratio was 215%.
Chile. Banco Santander Chile is the principal component of the largest financial group in Chile in terms of the number of customers, business and results with substantial business in loans, deposits and mutual funds and pension funds. As of December 31, 2010, we had 504 branches, 11,595 employees and 3.1 million customers.
In 2010, lending increased 14% due to higher economic growth and the positive effects of the reconstruction following the February 2010 earthquake. Bank savings increased by 2% over 2009 led by growth in demand deposits.
Profit attributable to the Parent bank from Chile increased 21.3% in 2010 to €683 million (a 5.4% increase as compared to 2009, in local currency). For 2010, ROE was 30.5% and at the end of 2010, the NPL ratio was 3.7% and the NPL coverage ratio was 89%.
Argentina. Banco Santander Río, S.A. is one of Argentina’s leading banks, with 324 branches, 6,466 employees and 2.3 million banking customers as of December 31, 2010.
Our strategy in 2010 focused on taking advantage of the strengths of its commercial franchise with greater importance attached to customer linkage and transaction banking and selective growth in lending with particular attention paid to managing the whole risk cycle and controlling costs.
In 2010, lending rose 38% and savings increased 34%. Of note was the 42% growth in demand deposits. These increases were higher than the market’s and produced gains in the market shares of these three items (all variations in local currency).
Banco Santander Río made a positive contribution to the Group’s earnings, with profit attributable to the Parent bank of €297 million in 2010, a 31.5% increase as compared to 2009 (a 31.4% increase in local currency). At the end of 2010, the NPL ratio was 1.7% and the NPL coverage ratio was 149%.
Uruguay. Santander is the largest private sector bank in the country in terms of profits (€67 million), number of branches (43) and business (market share of 17.1% in lending and 16.7% in deposits and mutual funds). The Group in Uruguay has 817 employees and 0.2 million banking customers.
Profit attributable to the Parent bank was €67 million in 2010, 30.3% higher than in 2009 (a 10.3% increase in local currency) and the NPL ratio was 0.22% as of December 31, 2010.
Colombia. As of December 31, 2010, Banco Santander Colombia, S.A. had 76 branches, 1,343 employees and 0.3 million banking customers.
We focused on credit risk management, selective growth in lending, preserving adequate levels of liquidity, strengthening transactional businesses and, in particular, containing costs.
Profit attributable to the Parent bank from Colombia was €41 million in 2010, 24.2% higher than in 2009 (a 4.2% increase in local currency). At the end of 2010, the NPL ratio was 1.6% and the NPL coverage ratio was 200%.
Puerto Rico. Banco Santander Puerto Rico is among the three largest financial institutions in Puerto Rico in terms of lending, deposits and mutual funds. As of December 31, 2010, Banco Santander Puerto Rico had 121 branches, 1,820 employees and 0.5 million customers.
Profit attributable to the Parent bank from Puerto Rico in 2010 was €38 million, a 15.2% increase as compared to 2009 (a 7.6% increase in dollars). At the end of 2010, the NPL ratio stood at 10.6% and the NPL coverage ratio was 58%.

Peru. As of December 31, 2010, Banco Santander Perú, S.A. had 1 branch, 41 employees and 0.1 million banking customers. The unit’s activity is focused on companies and on attending to the Group’s global customers.
Profit attributable to the Parent bank from Peru was €7 million in 2010, 75% higher than in 2009.
Sovereign
At December 31, 2010, Sovereign had 721 branches, 2,337 ATMs, 8,647 employees and 1.7 million clients. At that date, Sovereign accounted for 4.1% of the total customer funds under management, 5.1% of total loans and credits and 3.8% of profit attributed to the Parent bank of the Group’s main business areas.
For purposes of our financial statements and this annual report on Form 20-F, we have calculated Sovereign’s results of operations using the criteria described before in this annual report on Form 20-F. As a result, the data set forth herein may not coincide with the data published independently by Sovereign.
In 2010, Sovereign contributed €426 million profit attributable to the Parent bank as compared to a €25 million loss a year earlier. For 2010, ROE was 14.9%. Loans and advances to customers at December 31, 2010 were €36.7 billion and customer funds under management €36.8 billion. Non-performing loans at the end of 2010 were 4.6% and NPL coverage was 75%.
Despite a difficult environment with reduced demand for loans and low interest rates, Sovereign obtained profits in 2010 thanks to effective management of spreads, an improved mix of loans and deposits, control of costs and enhanced credit quality. The goal for 2011 is to further improve the franchise and commercial efficiency with new products and better segmentation.
Second or business level:
Retail Banking
Attributable profit of the Retail Banking sector was 10.5% higher than 2009 at €7,940 million. Retail Banking generated 85% of the operating areas’ total income and 72% of profit attributable to the Parent bank. Total income increased 9.9% to €38,121 million due to the 12.4% rise in net interest income as a result of management of spreads against a background of weak business growth. All these variations were positively impacted by the change in the scope of consolidation and by exchange rates. This segment had 171,964 employees as of December 31, 2010.
The performance by geographic areas reflects the varying economic environments with lower growth in developed economies and a better macroeconomic environment in emerging countries.
• Retail Banking in Continental Europe was the most affected by the economic environment. Total income declined 3.0% because of decreased lending, strong pressure on margins, low interest rates and moderating business volumes, partially offset by effective management of asset spreads and cost control. Profit attributable to the Parent bank dropped 23.1% mostly because of the provisions required by Bank of Spain’s Circular 3/2010 and the impact of the Group’s policy for capturing deposits.
• The profit of Retail Banking in the United Kingdom was 16.0% higher in sterling than in 2009. Growth in total income was spurred by an increase in net interest income and lower costs.
• Profit attributable to the Parent bank from Retail Banking in Latin America rose 41.6% (higher non-controlling interest). The increase in profit came from growth in basic revenues (net interest income and fee income), control of costs compatible with business development (benefiting from synergies in Brazil) and lower loan-loss provisions.
Global Private Banking includes institutions that specialize in financial advisory and asset management for high-income clients (mainly Banif in Spain and Santander Private Banking in the UK, Italy and Latin America), as well as the units of domestic private banking in Portugal and Latin America, jointly managed with local retail banks. Profit attributable to the Parent bank from this division was €283 million in 2010 as compared to €330 million in 2009 as a result of lower net interest income due to the evolution of interest rates.

Global Wholesale Banking
This area covers our corporate banking, treasury and investment banking activities throughout the world.
This segment, managed by Santander Global Banking & Markets, contributed 12% of the operating areas’ total income and 24% of profit attributable to the Parent bank in 2010. Profit attributable to the Parent bank in 2010 by Global Wholesale Banking amounted to €2,697 million, a 1.9% decrease from 2009. This segment had 3,037 employees as of December 31, 2010.
The area strengthened its capacities in core markets in order to consolidate the liquidity positions attained in 2009. This greater potential enhanced the Group’s capital and liquidity positions and enabled it to sustain a high level of activity in 2010 in an environment of greater competition, while also maintaining rigorous management of risk. A good example of this was Santander’s notable participation in some of 2010 largest transactions, which solidified us as a major player.
Meanwhile, adjustment of structures achieved in the past and effective management of costs and operations enabled us to assume the increased capacity while maintaining our efficiency. However, the cost control and sustained efficiency were offset in 2010, by higher non-controlling interest in Brazil, because of the listing in October 2009 and higher provisions. This caused the rise in revenues to be offset by higher costs and provisions, contributing to the decrease in attributable profit.
In order to boost client revenues, Santander Global Banking & Markets continued to develop the global focus on the customer-relation model and foster inter-relations between the product areas and specialized units. The model, which focuses on management of global corporations and institutions, increased the segments revenues 15% and lifted its share of total revenues.
The product areas also made further progress in their increasingly global business vision, adapted to the changing needs of markets and clients.
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
Asset Management and Insurance
This segment comprises all of our companies whose activity is the management of mutual and pension funds and insurance. At December 31, 2010, this segment accounted for 2.4% of total income and 4.2% of profit attributable to the Parent bank. Profit attributable to the Parent bank by Asset Management and Insurance was €463 million in 2010 or 16.0% higher than in 2009. This segment had 1,338 employees at the end of 2010.
In 2010, we formed a strategic alliance with the insurer Zurich to strengthen our bancassurance business in five key markets in Latin America: Brazil, Mexico, Chile, Argentina and Uruguay. Santander will create a holding company for its insurers in Latin America, which will be 49% owned by it and 51% owned by Zurich. This agreement combines Banco Santander’s commercial and distribution capacity with the experience of Zurich in developing and managing products. In each of the five countries, Banco Santander will distribute bancassurance products for 25 years.
Asset Management
Santander Asset Management obtained profit attributable to the Parent bank of €81 million, a 50% increase as compared to 2009 reflecting the recovery in volumes, the rise in average commissions in the main markets due to the better product mix and a reduction in provisions.
Total revenues from this area, before distribution to the commercial networks, amounted to €1,278 million (an increase of 8% from 2009). Volumes were weak in developed countries because of the strong preference of financial agents for on-balance sheet funds and the impact of the markets on portfolios, and stronger in Latin America due to the continuing economic recovery, which has begun in 2009.

Total managed assets were more than €124 billion at the end of 2010 (an increase of 7% from 2009 attributable in part to the appreciation of currencies against the euro).
Insurance
The global area of Santander Insurance generated profit attributable to the Parent bank of €381 million, 9.0% more than in 2009. The main reason for this was greater activity which was partially offset by the higher non-controlling interest in Brazil.
Total revenues (the area’s total income plus fee income paid to the networks) were €2,688 million, 11% higher than in 2009 (+3.5% without the exchange rate impact) and representing 6% of the operating areas’ total gross income.
The total contribution to the Group’s results (profit before tax of the insurance companies and brokers and fees received by networks) increased 10.7% to €2,491 million (+3.3% excluding the exchange-rate impact).
Total premium income was 6% lower than in 2009 impacted by clients’ preference for liquidity and, consequently, lower demand for savings-investment products. This lower demand was partially offset, however, by premium income from protection insurance, which increased 16%.
Corporate Activities
At the end of 2010, this area had 2,529 employees (direct and assigned) (as compared to 1,820 employees at the end of 2009), of which 623 were temporary.
This area is responsible for, on the one hand, a series of centralized activities to manage the structural risks of the Group and of the Parent bank. It executes the necessary activities for managing interest rates, exposure to exchange-rate movements and the required levels of liquidity in the Group. On the other hand, it acts as the Group’s holding entity, managing the Group’s global capital as well as that of each of the business units.
The Corporate Activities area had a loss of €2,919 million in 2010 due to lower net interest income and losses on financial transactions. Net interest income was a loss of €2,678 million, a 21.2% increase as compared to 2009 due to higher financial costs of credit. Losses on financial transactions, which include those from centralized management of interest rate and currency risk of the Parent bank as well as from equities, were €141 million compared to a gain of €1,376 million in 2009. The difference was due to hedging. In 2009, the impact from hedging the results of business units was low. Moreover, there were positive returns on the ALCO portfolio of the Parent bank, which is the portfolio managed by the Assets and Liabilities Committee, and on the business of equity stakes. In 2010, the situation reversed with higher losses from the hedging of the results of subsidiaries (which were compensated in the business units with higher results in euros) and allowances for financial investments in the portfolio of equity stakes.
With respect to the area’s activities:
Interest rate management is conducted on a coordinated basis by all the units, but this business only registers the part relative to the balance sheet of the Parent bank via the ALCO portfolios (at the volume levels and duration considered optimum at each moment).
Management of the exposure to exchange-rate movements, both from investments in the shareholders’ equity of units in currencies other than the euro as well as from the results generated for the Group by each of the units, also in various currencies, is also conducted on a centralized basis. This management (dynamic) is carried out by exchange-rate derivative instruments minimizing at each moment the financial cost of hedging.
Management of structural liquidity aims to finance our recurrent activity in optimum conditions of maturity and cost. The decisions whether to go to the wholesale markets to capture funds and cover stable and permanent liquidity needs, the type of instrument used, the maturity date structure and management of the associated risks of interest rates and exchange rates of the various financing sources, are also conducted on a centralized basis.

The financial management unit uses financial derivatives to cover the interest rate and exchange rate risks from new issuances. The net impact of this hedging is recorded in the gains/loss on financial transactions in corporate activities. The financial management area also analyzes the strategies for structural management of credit risk aiming to reduce concentrations by sectors, which naturally occur as a result of commercial activity. Derivative transactions achieve an effect similar to selling some assets and acquiring others enabling us to diversify the credit portfolio as a whole.
In addition, the area of Corporate Activities acts as the Group’s holding entity. It manages all capital and reserves and allocations of capital to each of the business units as well as provides liquidity that some of the business units might need (mainly the Santander Branch Network and corporate in Spain). The price at which these operations are carried out is the market rate (euribor or swap without liquidity premium for their duration) for each of the maturities of repricing operations.
Lastly, the equity stakes that the Group takes within its policy of optimizing investments is reflected in corporate activities. Since the disposal of Cepsa in 2009, this item was significantly reduced.
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
As stated above under “Presentation of Financial and Other Information”, we have prepared our financial statements for 2006, 2007, 2008, 2009 and 2010 under IFRS.

Average Balance Sheet—Assets and Interest Income

	Year ended December, 31
	2010			2009			2008
	Average		Average	Average		Average	Average		Average
ASSETS	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
	(in thousand of euros, except percentages)
Cash and due from central banks
Domestic	8,441,011	86,686	1.03%	7,916,042	86,918	1.10%	7,629,805	242,954	3.18%
International	52,935,719	1,846,399	3.49%	25,933,209	268,921	1.04%	21,224,830	514,997	2.43%

	61,376,730	1,933,085	3.15%	33,849,251	355,839	1.05%	28,854,635	757,951	2.63%

Due from credit entities
Domestic	29,392,464	205,857	0.70%	20,934,738	366,521	1.75%	14,858,817	726,287	4.89%
International	51,382,325	839,110	1.63%	58,290,277	2,155,515	3.70%	61,173,074	3,095,167	5.06%

	80,774,789	1,044,967	1.29%	79,225,015	2,522,036	3.18%	76,031,891	3,821,454	5.03%

Loans and credits
Domestic	224,641,828	7,312,206	3.26%	230,641,779	10,297,581	4.46%	235,002,141	13,968,547	5.94%
International	482,406,776	34,541,844	7.16%	436,857,260	31,784,344	7.28%	340,938,627	27,397,524	8.04%

	707,048,604	41,854,050	5.92%	667,499,039	42,081,925	6.30%	575,940,768	41,366,071	7.18%

Debt securities
Domestic	44,783,466	1,136,082	2.54%	40,146,418	1,157,953	2.88%	24,948,203	951,353	3.81%
International	107,662,252	5,095,843	4.73%	92,776,382	4,428,624	4.77%	73,645,946	3,555,521	4.83%

	152,445,718	6,231,925	4.09%	132,922,800	5,586,577	4.20%	98,594,149	4,506,874	4.57%

Income from hedging operations
Domestic		169,394			304,669			695,086
International		(76,312)			586,600			2,548,537

		93,082			891,269			3,243,623

Other interest-earning assets
Domestic	27,769,273	697,464	2.51%	29,389,475	609,652	2.07%	23,577,214	618,246	2.62%
International	62,756,952	1,052,180	1.68%	60,208,919	1,125,706	1.87%	41,486,705	729,327	1.76%

	90,526,225	1,749,644	1.93%	89,598,394	1,735,358	1.94%	65,063,919	1,347,573	2.07%

Total interest-earning assets
Domestic	335,028,042	9,607,689	2.87%	329,028,452	12,823,294	3.90%	306,016,180	17,202,473	5.62%
International	757,144,024	43,299,064	5.72%	674,066,047	40,349,710	5.99%	538,469,182	37,841,073	7.03%

	1,092,172,066	52,906,753	4.84%	1,003,094,499	53,173,004	5.30%	844,485,362	55,043,546	6.52%

Investments in affiliated companies
Domestic	200,604	—	0.00%	152,893	—	0.00%	2,576,136	—	0.00%
International	52,278	—	0.00%	708,988	—	0.00%	10,044,991	—	0.00%

	252,882	—	0.00%	861,881	—	0.00%	12,621,127	—	0.00%

Total earning assets
Domestic	335,228,646	9,607,689	2.87%	329,181,345	12,823,294	3.90%	308,592,316	17,202,473	5.57%
International	757,196,302	43,299,064	5.72%	674,775,035	40,349,710	5.98%	548,514,173	37,841,073	6.90%

	1,092,424,948	52,906,753	4.84%	1,003,956,380	53,173,004	5.30%	857,106,489	55,043,546	6.42%

Other assets	97,936,085			90,198,410			75,975,026
Assets from discontinued operations	—			4,980,696			8,024,216

Total average assets	1,190,361,033	52,906,753		1,099,135,486	53,173,004		941,105,731	55,043,546

Average Balance Sheet—Liabilities and Interest Expense

	Year Ended December, 31
	2010			2009			2008
	Average		Average	Average		Average	Average		Average
LIABILITIES AND STOCKHOLDERS EQUITY	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
	(in thousands of euros, except percentages)
Due to credit entities
Domestic	28,586,452	389,318	1.36%	21,713,054	424,084	1.95%	18,468,695	830,324	4.50%
International	105,990,880	1,283,290	1.21%	120,217,372	2,861,280	2.38%	95,892,266	2,858,266	2.98%

	134,577,332	1,672,608	1.24%	141,930,426	3,285,364	2.31%	114,360,961	3,688,590	3.23%

Customers deposits
Domestic	155,244,435	2,838,550	1.83%	130,580,883	2,694,867	2.06%	119,381,247	3,830,610	3.21%
International	413,670,307	10,607,001	2.56%	333,021,416	9,115,847	2.74%	234,812,668	11,169,783	4.76%

	568,914,742	13,445,551	2.36%	463,602,299	11,810,714	2.55%	354,193,915	15,000,393	4.24%

Marketable debt securities
Domestic	105,410,789	2,876,114	2.73%	125,931,287	3,598,181	2.86%	145,061,770	6,487,367	4.47%
International	103,595,017	2,082,989	2.01%	95,298,804	2,638,566	2.77%	92,762,877	4,330,281	4.67%

	209,005,806	4,959,103	2.37%	221,230,091	6,236,747	2.82%	237,824,647	10,817,648	4.55%

Subordinated debt
Domestic	19,701,845	1,019,055	5.17%	21,704,442	1,028,748	4.74%	20,532,672	1,111,241	5.41%
International	14,393,767	1,211,225	8.41%	17,304,105	1,325,301	7.66%	15,724,436	1,303,801	8.29%

	34,095,612	2,230,280	6.54%	39,008,547	2,354,049	6.03%	36,257,108	2,415,042	6.66%

Other interest-bearing liabilities
Domestic	39,728,726	1,031,180	2.60%	37,347,808	1,128,882	3.02%	36,605,703	876,041	2.39%
International	81,998,874	1,184,135	1.44%	70,461,483	1,241,760	1.76%	52,981,507	573,773	1.08%

	121,727,600	2,215,315	1.82%	107,809,291	2,370,642	2.20%	89,587,210	1,449,814	1.62%

Expenses from hedging operations
Domestic		(1,362,521)			(622,758)			1,402,069
International		522,040			1,439,704			2,731,528

		(840,481)			816,946			4,133,597

Total interest-bearing liabilities
Domestic	348,672,247	6,791,696	1.95%	337,277,474	8,252,004	2.45%	340,050,087	14,537,652	4.28%
International	719,648,845	16,890,680	2.35%	636,303,180	18,622,458	2.93%	492,173,754	22,967,432	4.67%

	1,068,321,092	23,682,376	2.22%	973,580,654	26,874,462	2.76%	832,223,841	37,505,084	4.51%

Other liabilities	45,192,441			54,382,807			44,784,845

Non-controlling interest	5,694,541			3,191,835			2,432,563

Stockholders’ Equity	71,152,959			63,393,172			54,149,565

Liabilities from discontinued operations	—			4,587,018			7,514,918

Total average Liabilities and Stockholders’ Equity	1,190,361,033	23,682,376		1,099,135,486	26,874,462		941,105,732	37,505,084

Changes in Net Interest Income — Volume and Rate Analysis
The following tables allocate, by domicile of customer, changes in our net interest income between changes in average volume and changes in average rate for 2010 compared to 2009 and 2009 compared to 2008. We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. You should read the following tables and the footnotes thereto in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”, and the footnotes thereto.
Volume and rate analysis

	IFRS-IASB
	2010/2009
	Increase (Decrease) due to changes in
	Volume	Rate	Net change
	(in thousands of euros)
Interest income
Cash and due from central banks
Domestic	5,575	(5,807)	(232)
International	482,405	1,095,073	1,577,478

	487,980	1,089,266	1,577,246

Due from credit entities
Domestic	112,326	(272,991)	(160,665)
International	(230,476)	(1,085,928)	(1,316,404)

	(118,150)	(1,358,919)	(1,477,069)

Loans and credits
Domestic	(261,524)	(2,723,850)	(2,985,374)
International	3,268,425	(510,925)	2,757,500

	3,006,901	(3,234,775)	(227,874)

Debt securities
Domestic	125,861	(147,731)	(21,870)
International	704,873	(37,655)	667,218

	830,734	(185,386)	645,348

Other interest-earning assets
Domestic	(35,078)	122,890	87,812
International	46,210	(119,736)	(73,526)

	11,132	3,154	14,286

Total interest-earning assets without hedging operations
Domestic	(52,840)	(3,027,489)	(3,080,329)
International	4,271,437	(659,171)	3,612,266

	4,218,597	(3,686,660)	531,937

Income from hedging operations
Domestic	(135,275)	—	(135,275)
International	(662,912)	—	(662,912)

	(798,187)	—	(798,187)

Total interest-earning assets
Domestic	(188.115)	(3,027,489)	(3,215,604)
International	3,608,525	(659,171)	2,949,354

	3,420,410	(3,686,660)	(266,250)

Volume and rate analysis

	IFRS-IASB
	2009/2008
	Increase (Decrease) due to changes in
	Volume	Rate	Net change
	(in thousands of euros)
Interest income
Cash and due from central banks
Domestic	2,664	(158,700)	(156,036)
International	48,949	(295,025)	(246,076)

	51,613	(453,725)	(402,112)

Due from credit entities
Domestic	106,801	(466,567)	(359,766)
International	(107,698)	(831,954)	(939,652)

	(897)	(1,298,521)	(1,299,418)

Loans and credits
Domestic	(192,934)	(3,478,032)	(3,670,966)
International	6,977,954	(2,591,134)	4,386,820

	6,785,020	(6,069,166)	715,854

Debt securities
Domestic	438,618	(232,018)	206,600
International	917,291	(44,188)	873,103

	1,355,909	(276,206)	1,079,703

Other interest-earning assets
Domestic	121,081	(129,675)	(8,594)
International	350,744	45,635	396,379

	471,825	(84,040)	387,785

Total interest-earning assets without hedging operations
Domestic	476,230	(4,464,992)	(3,988,762)
International	8,187,240	(3,716,666)	4,470,574

	8,663,470	(8,181,658)	481,812

Income from hedging operations
Domestic	(390,417)	—	(390,417)
International	(1,961,937)	—	(1,961,937)

	(2,352,354)	—	(2,352,354)

Total interest-earning assets
Domestic	85,813	(4,464,992)	(4,379,179)
International	6,225,303	(3,716,666)	2,508,637

	6,311,116	(8,181,658)	(1,870,542)

	IFRS-IASB
	2010/2009
	Increase (Decrease) due to changes in
	Volume	Rate	Net change
	(in thousands of euros)
Interest charges
Due to credit entities
Domestic	113,473	(148,239)	(34,766)
International	(306,311)	(1,271,679)	(1,577,990)

	(192,838)	(1,419,918)	(1,612,756)

Customers deposits
Domestic	472,805	(329,122)	143,683
International	2,096,869	(605,714)	1,491,155

	2,569,674	(934,836)	1,634,838

Marketable debt securities
Domestic	(565,623)	(156,444)	(722,067)
International	214,527	(770,105)	(555,578)

	(351,096)	(926,549)	(1,277,645)

Subordinated debt
Domestic	(99,274)	89,581	(9,693)
International	(236,765)	122,689	(114,076)

	(336,039)	212,270	(123,769)

Other interest-bearing liabilities
Domestic	68,805	(166,507)	(97,702)
International	185,866	(243,491)	(57,625)

	254,671	(409,998)	(155,327)

Total interest-bearing liabilities without hedging operations
Domestic	(9,814)	(710,731)	(720,545)
International	1,954,186	(2,768,300)	(814,114)

	1,944,372	(3,479,031)	(1,534,659)

Expenses from hedging operations
Domestic	(739.763)	—	(739,763)
International	(917,664)	—	(917,664)

	(1,657,427)	—	(1,657,427)

Total interest-bearing liabilities
Domestic	(749,577)	(710,731)	(1,460,308)
International	1,036,522	(2,768,300)	(1,731,778)

	286,945	(3,479,031)	(3,192,086)

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
Earning Assets — Yield Spread

	IFRS-IASB
	Year Ended December 31,
	2010	2009	2008
	(in thousands of euros, except percentages)
Average earning assets
Domestic	335,228,646	329,181,345	308,592,316
International	757,196,302	674,775,035	548,514,173

	1,092,424,948	1,003,956,380	857,106,489

Interest
Domestic	9,607,689	12,823,294	17,202,473
International	43,299,065	40,349,710	37,841,073

	52,906,754	53,173,004	55,043,546

Net interest income (1)
Domestic	2,815,995	4,571,290	2,664,821
International	26,408,384	21,727,252	14,873,641

	29,224,379	26,298,542	17,538,462

Gross yield (2)
Domestic	2.87%	3.90%	5.57%
International	5.72%	5.98%	6.90%

	4.84%	5.30%	6.42%

Net yield (3)
Domestic	0.84%	1.39%	0.86%
International	3.49%	3.22%	2.71%

	2.68%	2.62%	2.05%

Yield spread (4)
Domestic	0.92%	1.45%	1.29%
International	3.37%	3.05%	2.23%

	2.62%	2.54%	1.91%

(1)	Net interest income is the net amount of interest and similar income and interest expense and similar charges. — See “Income Statement” on page 9. —

(2)	Gross yield is the quotient of interest income divided by average earning assets.

(3)	Net yield is the quotient of net interest income divided by average earning assets.

(4)
Yield spread is the difference between gross yield on earning assets and the average cost of interest-bearing liabilities. For a discussion of the changes in yield spread over the periods presented, see “Item 5. Operating and Financial Review and Prospects—A. Operating results—Results of Operations for Santander—Interest Income / (Charges)”.

Return on Equity and Assets
The following table presents our selected financial ratios for the years indicated.

	Year Ended December 31,
	2010	2009	2008
ROA: Return on average total assets	0.76%	0.86%	1.00%
ROE: Return on average stockholders’ equity	11.80%	13.90%	17.07%
PAY-OUT: Dividends per average share as a percentage of net attributable income per average share (*)	40.70%	46.09%	54.21%
Average stockholders’ equity as a percentage of average total assets	5.82%	5.85%	5.55%

(*)
The pay-out ratio does not include in the numerator the amounts paid under the Santander Dividendo Elección program (scrip dividends) which are not dividends paid on account of the net attributable income of the period. Such dividends amount to €1,668.8 million and €796.8 million for 2010 and 2009, respectively.

Interest-Earning Assets
The following table shows, by domicile of customer, the percentage mix of our average interest-earning assets for the years indicated. You should read this table in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”, and the footnotes thereto.
Interest-earning assets

	IFRS-IASB
	Year Ended December 31,
	2010	2009	2008

Cash and due from Central Banks
Domestic	0.77%	0.79%	0.92%
International	4.85%	2.59%	2.51%

	5.62%	3.38%	3.43%

Due from credit entities
Domestic	2.69%	2.09%	1.76%
International	4.70%	5.81%	7.24%

	7.39%	7.90%	9.00%

Loans and credits
Domestic	20.56%	22.99%	27.83%
International	44.18%	43.55%	40.37%

	64.74%	66.54%	68.20%

Debt securities
Domestic	4.10%	4.00%	2.95%
International	9.86%	9.25%	8.72%

	13.96%	13.25%	11.67%

Other interest-earning assets
Domestic	2.53%	2.93%	2.79%
International	5.76%	6.00%	4.91%

	8.29%	8.93%	7.70%

Total interest-earning assets
Domestic	30.65%	32.80%	36.25%
International	69.35%	67.20%	63.75%

	100.00%	100.00%	100.00%

Loans and Advances to Credit Institutions
Our financial information included in this annual report on Form 20-F has been prepared since 2008 under IFRS-IASB. There are no material differences between the financial information disclosed in this section of our annual report under IFRS-IASB and the periods prior to 2008 previously presented under EU-IFRS. See “Item 3. Key information — A. Selected Financial Data” in our 2008 Form 20-F for additional information.
The following tables show our short-term funds deposited with other banks at each of the dates indicated.

	IFRS-IASB
	At December 31,
	2010	2009	2008	2007	2006
	(in thousands of euros)
Reciprocal accounts	1,264,072	712,503	663,230	417,438	503,299
Time deposits	13,548,408	21,382,542	25,455,903	13,569,362	16,842,601
Reverse repurchase agreements	36,720,631	29,489,895	18,568,747	30,276,080	37,010,008
Other accounts	28,322,240	28,251,667	34,104,397	13,379,724	15,401,148

	79,855,351	79,836,607	78,792,277	57,642,604	69,757,056
Of which Impairment allowances	(16,559)	(25,536)	(253,567)	(18,487)	(12,727)
Investment Securities
At December 31, 2010, the book value of our investment securities was €174.3 billion (representing 14.3% of our total assets). These investment securities had a yield of 3.76% in 2010 compared with a yield of 3.94% in 2009, and a yield of 4.31% in 2008. Approximately €35.1 billion, or 20.1%, of our investment securities at December 31, 2010 consisted of Spanish Government and government agency securities. For a discussion of how we value our investment securities, see Note 2 to our consolidated financial statements.

The following tables show the book values of our investment securities by type and domicile of counterparty at each of the dates indicated.

	IFRS-IASB
	At December 31,
	2010	2009	2008
	(in thousands of euros)
Debt securities
Domestic-
Spanish Government	35,109,766	37,770,101	20,267,964
Other domestic issuer:
Public authorities	553,390	542,577	231,529
Other domestic issuer	7,915,055	8,124,835	9,076,564

Total domestic	43,578,211	46,437,513	29,576,057
International-
United States:
U.S. Treasury and other U.S. Government agencies	1,121,904	1,183,550	881,579
States and political subdivisions	1,741,307	1,714,940	1,260,494
Other securities	11,598,384	12,964,869	6,155,609

Total United States	14,461,595	15,863,359	8,297,682
Other:
Governments	60,736,942	41,108,209	20,990,003
Other securities	31,960,770	48,292,040	50,567,953

Total Other	92,697,712	89,400,249	71,557,956

Total International	107,159,307	105,263,608	79,855,638

Less- Allowance for credit losses	(144,055)	(166,722)	(181,178)
Less- Price fluctuation allowance	—	—	—

Total Debt Securities	150,593,463	151,534,399	109,250,517

Equity securities
Domestic	5,458,251	6,070,228	4,447,197
International-
United States	1,931,078	1,489,681	938,265
Other	16,274,353	14,896,610	10,046,522

Total international	18,205,431	16,386,291	10,984,787

Less- Price fluctuation allowance	—	—	(9,159)

Total Equity Securities	23,663,682	22,456,519	15,422,825

Total Investment Securities	174,257,145	173,990,918	124,673,342

The following table analyzes the aggregate book value and aggregate market value of the securities of single issuers, other than the Government of the United States, which exceeded 10% of our stockholders’ equity as of December 31, 2010 (and other debt securities with aggregate values near to 10% of our stockholders’ equity).

	Aggregate as of December 31, 2010
	Book value	Market value
	(in thousands of euros)
Debt securities:
Exceed 10% of stockholders’ equity:
Spanish Government	35,663,155	35,663,155
Near 10% of stockholders’ equity:
Telefónica	6,449,567	6,449,567
República Federal do Brasil	5,925,144	5,925,144
The following table analyzes the maturities and weighted average yields of our debt investment securities (before impairment allowances) at December 31, 2010. Yields on tax-exempt obligations have not been calculated on a tax-equivalent basis because we do not believe the effect of such a calculation would be material.

	At December 31, 2010
		Maturing	Maturing
	Maturing	Between	Between	Maturing
	Within	1 and	5 and	After
	1 Year	5 Years	10 Years	10 Years	Total
	(in thousands of euros)
DEBT SECURITIES
Domestic:
Spanish Government	7,522,658	9,391,929	14,162,508	4,032,671	35,109,766
Other domestic issuer:
Public authorities	32,272	206,117	313,476	1,525	553,390
Other domestic issuer	1,170,848	4,554,481	551,093	1,638,633	7,915,055
Total domestic	8,725,778	14,152,527	15,027,077	5,672,829	43,578,211
International:
United States:
U.S. Treasury and other U.S. Government agencies	883,202	27,875	29,426	181,401	1,121,904
States and political subdivisions	10,180	130,940	19,344	1,580,843	1,741,307
Other securities	1,019,309	3,464,639	1,885,836	5,228,600	11,598,384
Total United States	1,912,691	3,623,454	1,934,606	6,990,844	14,461,595
Other:
Governments	19,734,439	31,220,289	4,654,725	5,127,489	60,736,942
Other securities	8,918,767	14,689,885	3,474,800	4,877,318	31,960,770
Total Other	28,653,206	45,910,174	8,129,525	10,004,807	92,697,712
Total International	30,565,897	49,533,628	10,064,131	16,995,651	107,159,307

Total debt investment securities	39,291,675	63,686,155	25,091,208	22,668,480	150,737,518

Loan Portfolio
At December 31, 2010, our total loans and advances to customers equaled €743.9 billion (61.1% of our total assets). Net of allowances for credit losses, loans and advances to customers equaled €724.2 billion at December 31, 2010 (59.5% of our total assets). In addition to loans, we had outstanding at December 31, 2006, 2007, 2008, 2009 and 2010 €91.7 billion, €102.2 billion, €123.3 billion, €150.6 billion and €180.0 billion, respectively, of undrawn balances available to third parties.
Loans by Geographic Area and Type of Customer
The following tables analyze our loans and advances to customers (including securities purchased under agreement to resell), by domicile and type of customer, at each of the dates indicated.

	IFRS-IASB
	At December 31,
	2010	2009	2008	2007	2006
	(in thousands of euros)
Loans to borrowers in Spain:
Spanish Government	12,137,098	9,802,511	7,668,408	5,633,422	5,328,526
Commercial, financial, agricultural and industrial	67,940,259	70,136,946	56,289,775	45,169,824	71,412,545
Real estate and construction (*)	38,419,193	42,514,809	48,098,886	46,837,281	12,391,306
Other mortgages	74,462,191	68,865,914	59,784,116	59,268,463	81,718,186
Installment loans to individuals	15,984,557	20,070,626	21,505,725	21,533,074	20,058,666
Lease financing	6,195,295	7,533,857	9,252,949	9,643,516	8,668,599
Other	12,474,313	11,420,172	37,647,241	49,995,313	9,357,884

Total	227,612,906	230,344,835	240,247,100	238,080,893	208,935,712

Loans to borrowers outside Spain (**):
Non-Spanish Governments	3,527,188	2,860,902	3,029,373	2,295,763	4,969,713
Commercial and industrial	217,747,143	174,763,552	127,838,494	143,045,869	128,438,265
Mortgage loans	269,893,288	249,065,126	201,112,142	179,163,680	177,631,731
Other	25,070,370	43,389,607	67,127,381	17,207,512	15,223,537

Total	516,237,989	470,079,187	399,107,390	341,712,824	326,263,246

Total loans and leases, gross	743,850,895	700,424,022	639,354,490	579,793,717	535,198,958

Allowance for possible loan losses (***)	(19,696,998)	(17,873,096)	(12,466,055)	(8,695,204)	(8,163,444)

Loans and leases, net of allowances	724,153,897	682,550,926	626,888,435	571,098,513	527,035,514

(*)
As of December 31, 2010, the portfolio of loans to construction and property development companies with real estate purposes, defined in accordance with the Bank of Spain’s purpose-based classification guidelines, amounted to €27,334 million.

(**)	Credit of any nature in the name of credit institutions is included in the “Loans and advances to credit institutions” caption of our balance sheet.

(***)	Refers to loan losses of “Loans and Advances to customers”. See “Item 3. Key information — A. Selected Financial Data”.
At December 31, 2010, our loans and advances to associated companies and jointly controlled entities amounted to €144 million (see “Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions”). Excluding government-related loans and advances, the largest outstanding exposure to a single counterparty at December 31, 2010 was €3.9 billion (0.5% of total loans and advances, including government-related loans), and the five next largest exposures totaled €8.5 billion (1.1% of total loans, including government-related loans).

Maturity
The following table sets forth an analysis by maturity of our loans and advances to customers by domicile and type of customer at December 31, 2010.

	Maturity
	Less than		One to five		Over five
	one year		years		years		Total
	Balance	% of Total	Balance	% of Total	Balance	% of Total	Balance	% of Total
	(in thousands of euros, except percentages)
Loans to borrowers in Spain:
Spanish Government	3,460,176	2.02%	2,822,277	1.54%	5,854,645	1.50%	12,137,098	1.63%
Commercial, financial, agriculture and industrial	29,973,685	17.52%	21,387,835	11.70%	16,578,739	4.25%	67,940,259	9.13%
Real estate and construction	2,578,028	1.51%	2,987,685	1.64%	32,853,480	8.42%	38,419,193	5.16%
Other mortgages	5,444,769	3.18%	7,603,566	4.16%	61,413,856	15.75%	74,462,191	10.02%
Installment loans to individuals	6,822,886	3.99%	6,460,833	3.54%	2,700,838	0.69%	15,984,557	2.15%
Lease financing	1,158,186	0.68%	3,135,190	1.72%	1,901,919	0.49%	6,195,295	0.83%
Other	2,583,892	1.51%	2,287,188	1.25%	7,603,233	1.95%	12,474,313	1.68%

Total borrowers in Spain	52,021,622	30.41%	46,684,574	25.55%	128,906,710	33.05%	227,612,906	30.60%

Loans to borrowers outside Spain (*)
Non-Spanish Governments	1,378,011	0.81%	804,835	0.44%	1,344,342	0.34%	3,527,188	0.47%
Commercial and Industrial	92,985,048	54.36%	93,619,861	51.24%	31,142,233	7.98%	217,747,143	29.27%
Mortgage loans	15,709,736	9.18%	34,527,245	18.90%	219,656,306	56.31%	269,893,288	36.29%
Other	8,963,764	5.24%	7,072,674	3.87%	9,033,933	2.32%	25,070,370	3.37%

Total loans to borrowers outside Spain	119,036,559	69.59%	136,024,615	74.45%	261,176,814	66.95%	516,237,989	69.40%

Total loans and leases, gross	171,058,181	100.00%	182,709,189	100.00%	390,083,524	100.00%	743,850,895	100.00%

(*)	Credit of any nature in the name of credit institutions is included in the “Loans and advances to credit institutions” caption of our balance sheet.
Fixed and Variable Rate Loans
The following table sets forth a breakdown of our fixed and variable rate loans having a maturity of more than one year at December 31, 2010.

	Fixed and variable rate loans
	having a maturity of more than one year
	Domestic	International	Total
	(in thousands of euros)

Fixed rate	34,509,184	175,056,724	209,565,907
Variable rate	141,082,101	222,144,705	363,226,806

Total	175,591,285	397,201,429	572,792,713

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

	IFRS-IASB
	2010		2009		2008
		% of		% of		% of
		total		total		total
		assets		assets		assets
	(in thousands of euros, except percentages)
OECD (1) (2) Countries:
Total OECD Countries	13,612,706	1.12%	14,327,184	1.29%	12,931,735	1.24%

Non-OECD Countries
Brazil	6,058,247	0.50%	5,316,717	0.48%	10,169,495	0.97%
Other Latin American Countries (2) (3)	7,885,167	0.65%	8,297,908	0.75%	7,728,016	0.74%
Other (2)	7,153,022	0.59%	6,600,333	0.59%	5,847,896	0.56%
Total Non-OECD	21,096,436	1.73%	20,214,958	1.82%	23,745,407	2.27%

Total	34,709,142	2.85%	34,542,142	3.11%	36,677,142	3.50%

(1)	The Organization for Economic Cooperation and Development.

(2)	Aggregate outstandings in any single country in this category do not exceed 0.75% of our total assets.

(3)
With regards to these cross-border outstandings, at December 31, 2008, 2009 and 2010, we had allowances for country-risk equal to €555.5 million, €30.3 million, and €30.3 million, respectively. Such allowances for country-risk exceeded the Bank of Spain’s minimum requirements at such dates.

The following table sets forth, as of December 31, 2010, 2009 and 2008, the amounts of our cross-border outstandings by type of borrower where outstandings in the borrower’s country exceeded 0.75% of total assets.

		Banks and other
		Financial	Commercial and
	Government	Institutions	Industrial	Total
	(in thousands of euros)

2008
Brazil	193,734	3,939,252	6,036,509	10,169,495

Total	193,734	3,939,252	6,036,509	10,169,495

2009
N/A	—	—	—	—

2010
N/A	—	—	—	—

Exposure to sovereign counterparties by credit rating
Our exposure to sovereign counterparties (the exposure is included in the financial statement line items “Financial assets held for trading — Debt instruments”, “Other financial assets at fair value through profit or loss — Debt instruments”, “Available for sale financial assets — Debt instruments” and “Loans and receivables-Debt instruments”) organized by credit rating as of December 31, 2010 is as follows:

Rating of sovereign
counterparties (Fitch and	In millions of euros
S&P)	Sovereign debt

AAA	14,036
AA	35,842
A	6,067
BBB (*)	41,732
Below BBB	1,586
Unrated	—
TOTAL	99,263

(*)	Including mainly Brazil and Mexico.
Additionally, in note 10 to the Financial Statements we present the disclosure by credit rating of our exposure to sovereign counterparties recorded under the caption “loans and advances to customers”.
Specifically, our exposure (sovereign debt) to Ireland, Greece, Portugal and Spain as of December 31, 2010 is €0.0, €0.2, €2.8 and €35.7 billion, respectively. Other than these four countries, there are no other sovereign counterparties whose debt we hold and whose credit rating was downgraded in the past 12 months. See Note 7 to our 2010 consolidated financial statements.
As of December 31, 2010, the Group has negligible direct exposure to Greek or Irish sovereign or bank debt. However, the downgrading by Standard & Poor’s of the sovereign ratings for Spain (on April 2010 from AA+ to AA) and Portugal (on April 2010 from A+ to A- and on March 2011 to BBB-) may (i) negatively impact the value of our Spanish and Portuguese sovereign debt holdings, (ii) increase our funding costs should the spread between Spanish and Portuguese sovereign debt and German sovereign debt (the benchmark for the euro zone) increase, although this would be partially offset by the related increase in mark to market value of the Bank’s German sovereign debt holdings, and (iii) negatively impact the trading price of the Bank’s common shares as a result of the increased risk premium and the related increase in the Bank’s cost of capital.
Classified Assets
In the following pages, we describe the Bank of Spain requirements for classification of non-performing assets. The Group has established a credit loss recognition process that is independent of the process for balance sheet classification and removal of impaired loans from the balance sheet.
The description below sets forth the minimum requirements that are followed and applied by all of our subsidiaries. Nevertheless, if the regulatory authority of the country where a particular subsidiary is located imposes stricter or more conservative requirements for classification of the non-performing balances, the more strict or conservative requirements are followed for classification purposes.
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
In relation to the aggregate risk exposure (including off-balance sheet risks) to a single obligor, if the amount of non-performing balances exceeds 25% of the total outstanding risks (excluding non-accrued interest on loans to such borrower), then banks must classify all outstanding risks to such borrower as non-performing.
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
The Bank of Spain requires Spanish banks to charge-off immediately those non-performing assets that management believes will never be repaid. Otherwise, the Bank of Spain requires Spanish banks to charge-off non-performing assets four years after they were classified as non-performing. Accordingly, even if allowances have been established equal to 100% of a non-performing asset, Spanish banks may maintain that non-performing asset, fully provisioned, on their balance sheet for the full four-year period if management believes based on objective factors that there is some possibility of recoverability of that asset.
Because the Bank of Spain does not permit partial write-offs of impaired loans, when a loan is deemed partially uncollectible, the credit loss is charged against earnings through provisions to credit allowances instead of through partial write-offs of the loan. If a loan becomes entirely uncollectible, its allowance is increased until it reaches 100% of the loan balance. The credit loss recognition process is independent of the process for the removal of impaired loans from the balance sheet. The entire loan balance is kept on the balance sheet until any portion of it has been classified as non-performing for 4 years. Loans can be written-off earlier depending on our management’s view as to the recoverability of the loan. After that period, the loan balance and its 100% specific allowance are removed from the balance sheet and recorded in off-balance sheet accounts, with no resulting impact on net income at that time.
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

The Bank of Spain allows each bank to decide how to classify the listed countries within this classification scheme, subject to the Bank of Spain’s oversight. The classification is made based on criteria such as the payment record (in particular, compliance with renegotiation agreements), the level of the outstanding debt and of the charges for debt services, the debt quotations in the international secondary markets and other indicators and factors of each country as well as all the criteria indicated by the Bank of Spain. All credit extensions and off-balance sheet risks included in country-risk categories 3 to 6, except the excluded cases described below, will be classified as follows:
–	Sub-standard assets: All outstandings in categories 3 and 4 except when they should be classified as non-performing or charged-off assets due to credit risk attributable to the client.

–
Non-performing assets: All outstandings in category 5 and off-balance sheet risks classified in category 6, except when they should be classified as non-performing or charged-off assets due to credit risk attributable to the client.

–	Charged-off assets: All other outstandings in category 6 except when they should be classified as charged-off assets due to credit risk attributable to the client.
Among others, the Bank of Spain excludes from country-risk outstandings:
– regardless of the currency of denomination of the asset, risks with residents in a country registered in subsidiary companies or multigroup companies in the country of residence of the holder;
– any trade credits established by letter of credit or documentary credit with a due date of one year or less after the drawdown date;
– any interbank obligations of branches of foreign banks in the European Union and of the Spanish branches of foreign banks;
– private sector risks in countries included in the monetary zone of a currency issued by a country classified in category 1; and
– any negotiable financial assets purchased at market prices for placement with third parties within the framework of a portfolio separately managed for that purpose, held for less than six months by the company.
Non-Accrual of Interest Requirements
We stop accruing interest on the basis of contractual terms on the principal amount of any asset that is classified as an impaired asset and on category 5 (doubtful) and category 6 (bankrupt) country-risk outstandings. Thereafter, we recognize the passage of time (financial effect) releasing provisions for loan losses by calculating the present value of the estimated future cash flows using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. On the other hand, any collected interest for any assets classified as impaired are accounted for on a cash basis.
The following table shows the amount of non accrued interest owed on impaired assets and the amount of such interest that was received:

	IFRS-IASB
	At December 31,
	2010	2009	2008
	(in thousands of euros)
Non accrued interest on the basis of contractual terms owed on impaired assets
Domestic	717,338	765,101	231,486
International	2,235,336	1,829,676	489,241

Total	2,952,674	2,594,777	720,727
Non accrued interest on the basis of contractual terms received on impaired assets
Domestic	165,498	151,459	95,428
International	179,668	157,724	125,386

Total	345,166	309,183	220,814

The balances of impaired loans as of December 31, 2010, 2009 and 2008 are as follows:

	Thousands of Euros
	2010	2009	2008
Other impaired loans (*)	4,872,163	3,283,860	2,417,529
Impaired loans more than ninety days past due	23,650,203	21,269,764	11,773,284

Total impaired loans	28,522,366	24,553,624	14,190,813

(*)	See above “Bank of Spain Classification Requirements- d) Other Non-Performing Assets” for a detailed explanation of assets included under this category.
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
The Bank of Spain requires that we develop internal models to calculate the allowances for both credit risk and country-risk based on historical experience. As of July 2008, the Bank of Spain had approved for regulatory capital calculation purposes the Group’s internal models affecting the vast majority of the Group’s credit risk net exposure. The Bank of Spain will continue to review the models for the purpose of calculating allowances for loan losses. The calculation obtained based on the output parameters of internal models is consistent with the best estimate of the Group as to the probable losses using possible scenarios which rely on the approved internally developed models, and which constitute an appropriate basis for determining loan loss allowances. While these models are not yet approved by the Bank of Spain for loan loss allowance calculation, we are required to calculate the allowances according to the instructions described below. The difference between loan loss provisions calculated using internal models and those calculated under Bank of Spain Guidance, was not material for any of the three years ending December 31, 2010.
The global allowances will be the sum of those corresponding to losses in specific transactions (Specific Allowances) and those not specifically assigned (Collectively Assessed Allowance) due to credit risk, plus the Allowances for Country-Risk.
Specific and Collectively Assessed Allowances for Credit Losses
Our methodology for calculation of loan loss allowances is summarized as follows:
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

•
Collectively assessed allowance for inherent losses: We cover our losses inherent in debt instruments not measured at fair value through profit or loss and in contingent liabilities taking into account the historical experience of impairment and other circumstances known at the time of assessment. For these purposes, inherent losses are losses incurred at the reporting date, calculated using statistical methods that have not yet been allocated to specific transactions.

Our methodology for determining the collectively assessed allowance for incurred loan losses, intends to identify the amount of incurred losses as of the balance sheet date of loans that have not yet been identified as impaired, but that we estimate based on our past history and specific facts that will manifest within a one year lead time period from the balance sheet date. The above demonstrates those loans were having problems as of the balance sheet date. That is what we call inherent losses in the context of our internal models in which loan loss allowances are calculated.

Since 1993 we have used our internal models for assigning solvency and internal ratings, which measure the degree of risk of a client or transaction. Each rating corresponds to a certain probability of default or non-payment, the result of the Group’s past experience, except for some designated low default portfolios. We have approximately 300 internal rating models for risk admission and monitoring (models for corporate, sovereign, financial institutions; medium and small companies, retail, etc).
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
We cover our losses inherent in debt instruments not measured at fair value through profit or loss and in contingent liabilities taking into account the historical experience of impairment and other circumstances known at the time of assessment. For these purposes, inherent losses are losses incurred at the reporting date, calculated using statistical methods that have not yet been allocated to specific transactions.
We use the concept of incurred loss to quantify the cost of the credit risk and include it in the calculation of the risk-adjusted return of its transactions. The parameters necessary for its calculation are also used to calculate economic capital and to calculate BIS II regulatory capital under internal models.
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

-	Exposure at default (EaD) is the amount of risk exposure at the date of default by the counterparty.

-
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

-	Loss given default (LGD) is the loss arising in the event of default. It depends mainly on the guarantees associated with the transaction.
Estimation is based on the Group’s own internal experience, i.e. the historical records of default for each rating as well as the recoveries experience regarding non performing loans:
-
In portfolios where the internal experience of defaults is scant, such as banks, sovereigns or global wholesale banking, estimates of the parameters come from alternative sources: market prices or studies of outside agencies which draw on the shared experience of a sufficient number of institutions. These portfolios are called low default portfolios.

-	For the rest of portfolios, estimates are based on the institution’s internal experience.
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
Sub-standard Assets. The necessary allowance for assets classified in this category is determined as the difference between its outstanding balance and the current value of the expected collectable cash flows. In every case, the amount of the required allowance must be higher than the collectively assessed allowance that would correspond in case of being classified as standard asset and lower than would correspond if classified as non-performing asset. When assets are classified as sub-standard due to insufficient documentation and have an outstanding balance higher than €25,000, the applicable allowance is 10%.

Allowances for Country-Risk
Country risk is considered to be the risk associated with counterparties resident in a given country due to circumstances other than normal commercial risk (sovereign risk, transfer risk and risks arising from international financial activity). Based on the countries’ economic performance, political situation, regulatory and institutional framework, and payment capacity and record, we classify all the transactions performed with third parties into six different groups assigning to each group the credit loss allowance percentages.
Guarantees
Allowances for non-performing guarantees will be equal to the amount that, using prudent criteria, is considered irrecoverable.
Bank of Spain Foreclosed Assets Requirements
If a Spanish bank eventually acquires the properties (residential or not) which secure loans or credits, the Bank of Spain requires that the value of the foreclosed assets should be the lesser of the amount of the debt (net of allowances) and the fair value of the foreclosed assets less the estimated selling costs (which shall be at least 10% of such value).
Bank of Spain Charge-off Requirements
The Bank of Spain does not permit non-performing assets to be partially charged-off.
The Bank of Spain requires Spanish banks to charge-off immediately those non-performing assets that management believes will never be repaid or that were made to category 6 (“bankrupt”) countries or residents of such category 6 countries. See the above sub-section entitled “—Bank of Spain Classification Requirements—Country-Risk Outstandings”. Otherwise, the Bank of Spain requires Spanish banks to charge-off non-performing assets four years after they were classified as non-performing. Accordingly, even if allowances have been established equal to 100% of a non-performing asset (in accordance with the Bank of Spain criteria discussed above), the Spanish bank may maintain that non-performing asset, fully provisioned, on its balance sheet for the full four year period if management believes based on objective factors that there is some possibility of recoverability of that asset.

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

	IFRS-IASB
	Year Ended December 31,
	2010	2009	2008	2007	2006
	(in thousands of euros)
Allowance for credit losses at beginning of year
Borrowers in Spain	6,992,818	5,948,950	4,512,000	4,318,320	2,809,599
Borrowers outside Spain	10,905,814	6,770,673	4,284,371	3,969,808	4,092,326

Total	17,898,632	12,719,623	8,796,371	8,288,128	6,901,925

Addition of acquired companies’ credit loss allowances (1)
Borrowers in Spain	—	—	—	—	—
Borrowers outside Spain	—	1,426,104	2,310,095	7,356	164,530

Total	—	1,426,104	2,310,095	7,356	164,530

Recoveries of loans previously charged off (2)
Borrowers in Spain	201,545	115,069	129,660	148,849	123,566
Borrowers outside Spain	999,772	799,652	570,087	463,602	418,402

Total	1,201,317	914,721	699,747	612,451	541,968

Net provisions for credit losses (2)
Borrowers in Spain	2,124,521	2,499,843	928,236	658,990	793,898
Borrowers outside Spain	8,142,378	8,588,153	4,968,652	2,761,606	1,669,466

Total	10,266,899	11,087,996	5,896,888	3,420,596	2,463,364

Charge offs against credit loss allowance
Borrowers in Spain	(2,173,734)	(1,236,859)	(731,588)	(573,787)	(269,559)
Borrowers outside Spain	(8,739,438)	(8,557,769)	(3,820,805)	(2,746,375)	(2,100,306)

Total	(10,913,172)	(9,794,628)	(4,552,393)	(3,320,162)	(2,369,865)

Other movements (3)	1,285,299	1,544,817	(431,084)	(211,998)	586,206

Allowance for credit losses at end of year (*)
Borrowers in Spain	6,810,296	6,992,818	5,948,950	4,512,000	4,318,320
Borrowers outside Spain	12,928,679	10,905,814	6,770,673	4,284,371	3,969,808

Total	19,738,975	17,898,632	12,719,623	8,796,371	8,288,128

Average loans outstanding
Borrowers in Spain	224,641,828	230,641,779	235,002,141	215,521,349	177,426,121
Borrowers outside Spain	482,406,776	436,857,260	340,938,627	330,253,241	297,802,187

Total	707,048,604	667,499,039	575,940,768	545,774,590	475,228,308
Net charge-offs against loan loss allowance to average loans ratio
Borrowers in Spain	0.88%	0.49%	0.26%	0.20%	0.08%
Borrowers outside Spain	1.60%	1.78%	0.95%	0.69%	0.56%

Total	2.48%	2.26%	1.21%	0.89%	0.65%

(*)
Allowances for the impairment losses on the assets making up the balances of “Loans and receivables — Loans and advances to customers”, “Loans and receivables — Loans and advances to credit institutions” and “Loans and receivables — Debt securities”. See “Item 3. Key information — A. Selected Financial Data”

(1)
The line items titled “Addition of acquired companies’ credit loss allowances” refer to the valuation allowance as of the acquisition date for the loans acquired in the business combinations carried out during the period after the acquired receivables have been measured at their acquisition fair values. This disclosure is no longer applicable in 2010 because the fair value of loans acquired in business combinations is disclosed net of allowances.

(2)
We have not included separate line items for charge-offs of loans not previously provided for (loans charged-off against income) and recoveries of loans previously charged-off as these are not permitted.

(3)	The changes in “Other Movements” from 2006, to 2007, to 2008, to 2009 and to 2010 principally reflect foreign exchange differences.

The table below shows a breakdown of recoveries, net provisions and charge-offs against credit loss allowance by type and domicile of borrower for the years indicated.

	Year Ended December 31,
	2010	2009	2008	2007	2006
	(in thousands of euros)
Recoveries of loans previously charged off-
Domestic:
Commercial, financial, agricultural, industrial	40,605	31,969	30,136	32,045	37,879
Real estate and construction	31,690	15,162	4,860	10,718	5,646
Other mortgages	32,143	24,340	11,480	17,644	11,249
Installment loans to individuals	89,285	42,946	74,974	70,082	59,726
Lease finance	1,386	621	6,198	4,517	5,023
Other	6,436	31	2,012	13,843	4,043

Total Borrowers in Spain	201,545	115,069	129,660	148,849	123,566
Borrowers outside Spain
Government and official institutions	4,261	34	—	8	1,126
Commercial and industrial	876,956	731,641	483,589	397,126	299,302
Mortgage loans	72,051	35,047	28,494	30,360	7,751
Other	46,504	32,930	58,004	36,108	110,223

Borrowers outside Spain	999,772	799,652	570,087	463,602	418,402

Total	1,201,317	914,721	699,747	612,451	541,968
Net provisions for credit losses-
Domestic:
Commercial, financial, agricultural, industrial	647,088	752,961	265,121	(278,355)	405,914
Real estate and construction	674,447	528,124	(76,668)	240,462	20,430
Other mortgages	131,361	263,700	276,578	298,645	96,209
Installment loans to individuals	573,827	848,450	399,651	383,582	278,223
Lease finance	82,103	73,055	26,619	16,038	55,894
Other	15,695	33,553	36,935	(1,382)	(62,772)

Total Borrowers in Spain	2,124,521	2,499,843	928,236	658,990	793,898
Borrowers outside Spain
Government and official institutions	44,057	14,218	(8,344)	(1,797)	2,035
Commercial and industrial	7,257,093	7,667,916	2,709,732	2,016,115	1,128,005
Mortgage loans	452,650	532,539	242,965	237,553	11,612
Other	388,578	373,480	2,024,299	509,735	527,814

Borrowers outside Spain	8,142,378	8,588,153	4,968,652	2,761,606	1,669,466

Total	10,266,899	11,087,996	5,896,888	3,420,596	2,463,364
Charge offs against credit loss allowance
Domestic:
Commercial, financial, agricultural, industrial	(704,422)	(355,554)	(121,751)	(140,715)	(55,982)
Real estate and construction	(191,194)	(137,183)	(34,429)	(29,466)	(18,911)
Other mortgages	(369,433)	(235,659)	(61,618)	(11,807)	(7,284)
Installment loans to individuals	(840,733)	(481,164)	(503,166)	(356,532)	(184,218)
Lease finance	(60,960)	(25,681)	(2,693)	(1,344)	(1,775)
Other	(6,992)	(1,618)	(7,931)	(33,923)	(1,389)

Total Borrowers in Spain	(2,173,734)	(1,236,859)	(731,588)	(573,787)	(269,559)
Borrowers outside Spain
Government and official institutions	(43,254)	(213)	—	—	(174)
Commercial and industrial	(7,993,694)	(7,826,967)	(2,807,232)	(1,969,576)	(1,333,617)
Mortgage loans	(444,849)	(393,104)	(1,736)	(6,693)	(46,603)
Other	(257,641)	(337,485)	(1,011,837)	(770,106)	(719,912)

Borrowers outside Spain	(8,739,438)	(8,557,769)	(3,820,805)	(2,746,375)	(2,100,306)

Total	(10,913,172)	(9,794,628)	(4,552,393)	(3,320,162)	(2,369,865)

Allowances for Credit Losses
The table below shows a breakdown of allowances for credit losses by type and domicile of borrower for the years indicated.

	IFRS-IASB
	Year Ended December 31,
	2010	%	2009	%	2008	%	2007	%	2006	%
	(in thousands of euros, except percentages)
Borrowers in Spain:
Commercial, financial, agricultural, industrial	1,498,686	7.59	1,742,508	9.74	1,690,171	13.29	1,121,382	12.75	2,054,720	24.79
Real estate and construction (*)	2,723,155	13.80	1,896,177	10.59	1,490,138	11.72	1,412,652	16.06	515,597	6.22
Other mortgages	1,329,421	6.73	1,375,447	7.68	1,271,684	10.00	805,437	9.16	457,132	5.52
Installment loans to individuals	1,065,189	5.40	1,673,557	9.35	1,182,274	9.29	926,917	10.53	889,283	10.73
Lease finance	169,148	0.85	215,785	1.21	112,874	0.89	162,405	1.85	166,542	2.01
Other	24,697	0.13	89,344	0.50	201,809	1.59	83,207	0.95	235,046	2.84

Total Borrowers in Spain	6,810,296	34.50	6,992,818	39.07	5,948,950	46.77	4,512,000	51.30	4,318,320	52.10
Borrowers outside Spain:
Government and official institutions	31,190	0.16	19,149	0.11	13,653	0.11	25,650	0.29	30,054	0.36
Commercial and industrial	9,810,664	49,70	8,529,010	47.65	4,517,625	35.52	2,762,325	31.40	2,670,075	32.22
Mortgage loans	1,875,810	9.50	1,555,212	8.69	1,615,112	12.70	1,354,866	15.40	831,972	10.04
Other	1,211,015	6.14	802,443	4.48	624,283	4.91	141,530	1.61	437,707	5.28

Total Borrowers outside Spain	12,928,679	65.50	10,905,814	60.93	6,770,673	53.23	4,284,371	48.70	3,969,808	47.90

Total	19,738,975	100.00	17,898,632	100.00	12,719,623	100.00	8,796,371	100.00	8,288,128	100.00

(*)
As of December 31, 2010, the allowances of the portfolio of loans to construction and property development companies with real estate purposes, defined in accordance with the Bank of Spain’s purpose-based classification guidelines, amounted to €1,890 million.

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

	IFRS
	At December 31,
Non-performing balances	2010	2009	2008	2007	2006
	(in thousands of euros)
Past-due and other non-performing balances (1) (2) (3):
Domestic	12,474,076	10,405,450	6,405,803	1,887,167	1,288,857
International	16,048,290	14,148,174	7,785,010	4,291,488	3,318,690

Total	28,522,366	24,553,624	14,190,813	6,178,655	4,607,547

(1)
We estimate that the total amount of our non-performing balances fully provisioned under IFRS and which under U.S. GAAP would have been charged-off from the balance sheet was €1,206.5 million, €1,582.0 million, €2,877.6 million, €2,996.6 million and €4,843.1 million at December 31, 2006, 2007, 2008, 2009 and 2010, respectively.

(2)	Non-performing balances due to country risk were €83.0 million, €6.7 million, €2.6 million, €7.8 million and €7.9 million at December 31, 2006, 2007, 2008, 2009 and 2010, respectively.

(3)
We estimate that at December 31, 2006, 2007, 2008, 2009 and 2010 (i) the total amount of our non-performing past-due balances was €3,841.2 million, 4,918.2 million, €11,773.3 million, €21,269.8 million and €23,650.2 million respectively, and (ii) the total amount of our other non-performing balances was €766.3 million, €1,260.5 million, €2,417.5 million, €3,283.9 million and €4,872.2 million, respectively.

We do not believe that there is a material amount of assets not included in the foregoing table where known information about credit risk at December 31, 2010 (not related to transfer risk inherent in cross-border lending activities) gave rise to serious doubts as to the ability of the borrowers to comply with the loan repayment terms at such date.
The following table shows our financial assets classified as loans and receivables which are considered to be impaired due to credit risk at December 31, 2010, classified by geographical location of risk and by age of the oldest past-due amount (see Note 10.d to our consolidated financial statements):

	Millions of euros
	With no past-due
	balances or
	less than 3	With balances past due by
	months past due	3 to 6 months	6 to 9 months	9 to 12 months	More than 12 months	Total
Spain	2,726	1,835	1,511	1,001	5,240	12,313
European Union (excluding Spain)	308	2,782	1,192	759	2,190	7,231
United States and Puerto Rico	898	567	231	139	817	2,652
Other OECD countries	18	35	37	34	—	124
Latin America	768	2,310	894	791	822	5,585
Rest of the world	—	3	—	—	—	3

	4,718	7,532	3,865	2,724	9,069	27,908

The financial assets classified under the caption “loans and receivables” of our balance sheet as of December 31, 2010 that are considered to be impaired due to credit risk and bear past-due amounts of more than 12 months amounted to €9,069 million (32.5% of total impaired loans). From this balance, 81% are between 12 and 24 months past due, 18% between 24 and 36 months past due and 1% between 36 and 48 months past due.
Evolution of Impaired Balances
The following tables show the movement in our impaired assets and contingent liabilities (excluding country-risk, see “—Country-Risk Outstandings”).

	IFRS
					Year ended	Year ended	Year ended	Year ended	Year ended
	Quarter ended				Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
(in thousands of euros)	Mar. 31, 2010	Jun. 30, 2010	Sep. 30, 2010	Dec. 31, 2010	2010	2009	2008	2007	2006
Opening balance	24,553,624	25,511,694	27,324,576	27,194,565	24,553,624	14,190,813	6,178,655	4,607,547	4,341,500
Net additions	3,423,414	3,388,930	2,894,984	3,771,040	13,478,368	18,234,330	11,346,183	5,014,270	2,567,912
Increase in scope of consolidation	—	—	253,868	3,008	256,876	1,033,001	2,088,943	1,000	164,000
Exchange differences	419,574	1,307,477	(1,060,011)	479,629	1,146,669	890,109	(870,575)	(124,000)	(96,000)
Writeoffs	(2,884,918)	(2,883,525)	(2,218,852)	(2,925,876)	(10,913,171)	(9,794,629)	(4,552,393)	(3,320,162)	(2,369,865)

Closing balance	25,511,694	27,324,576	27,194,565	28,522,366	28,522,366	24,553,624	14,190,813	6,178,655	4,607,547

Non-performing loan (NPL) balances increased in 2010 by €3,969 million to €28,522 million (an increase of 16% as compared to the increase of 73% in 2009 and to the increase of 130% in 2008). This variation reflects the impact of continued weak economic environments in some markets, mitigated in part by risk management activities. The pace of growth in non-performing balances decelerated, as active management produced a positive evolution of net additions to NPL and of the risk premium for the whole Group and the main business units. In 2010, net additions to non-performing balances decreased by a total amount of €4,756 million as compared to 2009, consistent with the gradual recovery of the economic environment.
Charge-offs increased from 2009 to 2010 by €1,119 million as compared to a €5,243 million increase from 2008 to 2009. The increase during 2010 was more significant in Spain (+€936.9 million) while charge-offs outside Spain increased to a significantly lesser degree (+€181.7 million). This was due to the still weak Spanish economy which ended 2010 with a negative growth of -0.1% while the main foreign economies either grew strongly or were showing signs of recovery. We estimate that this trend will continue during 2011 due to the expected evolution of the macroeconomic environment and the increase in non-performing loan balances in 2010.
During 2009 the increase in charge-offs in Spain was of €506 million, while outside Spain it amounted to €4,737 million. The increase outside Spain was explained by changes in the scope of consolidated entities (€2,390 million), the weak macroeconomic environment (€1,453 million) and the impact of exchange rates (€894 million).
The increase in “Changes in the scope of consolidated entities” in 2009 compared to 2008 was mainly due to the following as explained in Note 1.h to our 2009 consolidated financial statements: Banco Real was fully consolidated in the Group’s consolidated financial statements since the fourth quarter of 2008; prior to then, it was accounted for using the equity method. Accordingly, 2008 charge-offs correspond to only three months, while the 2009 figure included a complete year. In addition, other significant acquisitions were carried out in the last months of 2008 (Alliance & Leicester) and in January of 2009 (Sovereign Bancorp).
Additionally, the deterioration of the macroeconomic environment during 2009 and the preceding two years caused an increase of impaired assets and, consequently, an increase of charge-offs. Market turmoil, economic recession and increasing unemployment coupled with declining consumer spending and declining values of asset collateral, especially in the United Kingdom, the United States and certain Latin American countries (as well as Spain) affected the financial conditions of our borrowers. That has, in turn, caused an increase in our non-performing ratios and, consequently, in an increase in charge-offs.

Impaired Balances Ratios
The following table shows the total amount of our computable credit risk, our non-performing assets and contingent liabilities by category, our allowances for credit losses, the ratio of our impaired balances to total computable credit risk and our coverage ratio at the dates indicated.

	IFRS
	At December 31,
	2010	2009	2008	2007	2006
	(in thousands of euros, except percentages)
Computable credit risk (1)	804,035,990	758,346,873	697,199,713	649,342,484	588,372,837

Non-performing balances by segments:
Individuals	15,605,820	14,589,806	10,113,539	4,774,589	3,707,554
Mortgages	6,303,854	6,110,013	3,238,670	1,584,517	1,230,406
Consumer loans	6,486,893	6,164,477	5,711,326	2,695,997	2,093,490
Credit cards and others	2,815,073	2,315,316	1,163,543	494,075	383,658
Enterprises	11,320,871	7,811,870	2,860,333	1,309,738	843,807
Corporate Banking	1,549,980	2,127,493	1,130,459	62,224	38,300
Public sector	45,695	24,455	86,481	32,105	17,886

Total non performing balances	28,522,366	24,553,624	14,190,812	6,178,656	4,607,547

Allowances for non-performing balances	20,747,651	18,497,070	12,862,981	9,302,230	8,626,937

Ratios
Non-performing balances to computable credit risk	3.55%	3.24%	2.04%	0.95%	0.78%
Coverage ratio (2)	72.74%	75.33%	90.64%	150.55%	187.23%
Balances charged-off to total loans and contingent liabilities	1.21%	1.17%	0.55%	0.41%	0.31%

(1)	Computable credit risk is the sum of the face amounts of loans and leases (including non-performing assets but excluding country risk loans), guarantees and documentary credits.

(2)	Allowances for non-performing balances as a percentage of non-performing balances.
The ratio of non-performing balances to computable credit risk was 0.78%, 0.95%, 2.04%, 3.24% and 3.55% for the Group as a whole as of December 31, 2006, 2007, 2008, 2009 and 2010, respectively. The increase in 2010 was mainly due to the weak economic environment. We expect it will stabilize as highlighted by the recent quarterly trend of diminishing net additions to non-performing balances discussed above.
The non-performing balances ratio stood at 3.55% in December 2010, up 31 basis points in the year, reflecting a slowdown in the growth experienced by this ratio in recent years. Non-performing balances fell at Santander Consumer Finance, Santander Brazil and Sovereign, but increased in our businesses in Spain. In Spain, more than 80% of the portfolio (including mortgages and companies) had non-performing balance ratios of 3% or lower. Of note were home purchase mortgages -with a gross amount of €62 billion accounting for 26% of total lending in Spain- whose NPL ratio was 2.2% as compared to 2.5% in 2009. With respect to loans to the construction and real estate development sectors, the NPL ratio for loans not related to real estate was 4.4%, while that for loans with a real estate purpose (with a gross amount of €27 billion) was 17.0% confirming that the downturn experienced by this sector continued to persist in 2010. For more detailed information on credit risk, particularly real estate risk in Spain, please see Item 11. Quantitative And Qualitative Disclosures About Market Risk. Part 4. Credit Risk.
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

The Group’s coverage ratio fell to 75% in December 2009, and further to 73% in December 2010. That decrease was lower than the fall from 2008 to 2009 (from 91% to 75%). This ratio is calculated as allowances for non-performing balances as a percentage of non-performing balances.
In 2009, the Group’s non-performing balances increased mainly due to (1) the rapid deterioration of the global macroeconomic environment and (2) the increase in the Bank’s scope of consolidation (due to the acquisitions of Alliance & Leicester, Sovereign, Banco Real, GE Money and RBS Europe). Other factors leading to the increase in the Group’s non-performing balances were the higher volumes of lending in recent years and the change of mix (principally in Latin America) toward more profitable but higher risk products. The principal geographic drivers of the increase in non-performing balances, other than through acquisitions, were Spain, the United Kingdom and Brazil.
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
We are currently highly exposed to real estate markets, especially in Spain and the United Kingdom. Mortgage loans are one of our principal assets, comprising 51% of our loan portfolio as of December 31, 2010, and we are focused on first home mortgages. From 2002 to 2007, demand for housing and mortgage financing in Spain increased significantly driven by, among other things, economic growth, declining unemployment rates, demographic and social trends, and historically low interest rates in the Eurozone. The United Kingdom experienced a similar increase in housing and mortgage demand, driven by, among other things, economic growth, declining unemployment rates, demographic trends and the increasing prominence of London as an international financial center. In this favorable environment, we maintained prudent risk management with a mortgage portfolio focused on first homes with average loan to values in Spain and the United Kingdom of 50% and 51%, respectively, as of December 31, 2010. As a result of the general macroeconomic deterioration in the second half of 2008, a percentage of these assets became non-performing and, as a result of the quality of the collateral, the inexistence of both option adjustable rate mortgage (ARM) loans and of monthly payments below accrued interest, the requirements of allowances for these non-performing assets have remained low.
Our net impairment for credit losses was €10,266.9 million for 2010, a 7.4% or €821.1 million decrease from €11,088.0 million for 2009. This reduction was due to lower provisions in Latin America, which is beginning to benefit from the improvement in the economic cycle and the change in mix of products, and the good trend in the UK and Sovereign. Spain and Portugal, on the other hand, still required higher provisions in 2010 because of the increase in bad loans and the review carried out by the Bank of Spain of the references established in the Circular 4/2004 to determine the provisions for credit risk after taking into account the experience from recent years and the current economic situation.
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

	IFRS-IASB
	Year Ended December 31,
Summary of non-accrual balances	2010	2009	2008	2007	2006
	(in millions of euros)
Balances classified as Non-Performing Balances	28,522.4	24,553.6	14,190.8	6,178.7	4,607.5
Non-Performing Balances due to country risk	7.9	7.8	2.6	6.7	83.0

Total non-accruing balances	28,530.3	24,561.4	14,193.4	6,185.4	4,690.5
As of December 31, 2006, 2007, 2008, 2009 and 2010, the amounts of refinanced loans were €403 million, €465.2 million, €648.7 million, €3,829 million, and €5,956 million, respectively. A definition of refinanced loans and a detailed explanation of the corporate policy of restructurings can be found under “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Part 4. Credit risk — Credit exposure in Spain — Restructuring and Payment Agreements”. The strong increase in 2009 and 2010 was directly related to the increase in non-performing loans explained above.
Foreclosed Assets
The tables below set forth the movements in our foreclosed assets for the periods shown.

	IFRS-IASB
	Quarterly movements				Year Ended
	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	December 31,
	2010	2010	2010	2010	2010	2009	2008
	(in thousands of euros, except percentages)
Opening balance	2,715,874	3,043,490	3,395,469	3,780,483	2,715,874	1,309,989	494,567
Foreclosures	702,325	823,206	807,868	831,087	3,164,487	3,383,892	1,712,821
Sales	(374,709)	(471,227)	(422,853)	(565,547)	(1,834,338)	(1,978,007)	(897,399)

Gross foreclosed assets	3,043,490	3,395,469	3,780,484	4,046,023	4,046,023	2,715,874	1,309,989
Allowances established	(832,299)	(894,543)	(991,686)	(1,138,454)	(1,138,454)	(713,373)	(169,030)

Closing balance (net)	2,211,191	2,500,926	2,788,798	2,907,569	2,907,569	2,002,501	1,140,959
Allowance as a percentage of foreclosed assets	27.35%	26.35%	26.23%	28.14%	28.14%	26.27%	12.90%

Additionally, the measures adopted in Spain to achieve more efficient risk management included the acquisition of real estate assets in payment of customer’s debts. At December 31, 2010, the net amount of properties acquired in Spain was €2,956 million (as compared to €2,936 million at 2009 year end). The allowance covering the value of these assets was approximately 31%.
Liabilities
Deposits
The principal components of our deposits are customer demand, time and notice deposits, and international and domestic interbank deposits. Our retail customers are the principal source of our demand, time and notice deposits. For an analysis, by domicile of customer, of average domestic and international deposits by type for 2007, 2008, 2009 and 2010 see “—Average Balance Sheets and Interest Rates—Liabilities and Interest Expense”.
We compete actively with other commercial banks and with savings banks for domestic deposits. Our share of customer deposits in the Spanish banking system (including Cajas de Ahorros) was 19.9% at December 31, 2010, according to figures published by the Spanish Banking Association (AEB) and the Confederación Española de Cajas de Ahorros (“CECA”). See “—Competition”.

The following tables analyze our year-end deposits.
Deposits (from central banks and credit institutions and customers) by type of deposit

	IFRS-IASB
	At December 31,
Deposits from central banks and credit institutions-	2010	2009	2008
	(in thousands of euros)
Reciprocal accounts	423,304	948,049	509,282
Time deposits	57,233,213	78,325,126	82,559,946
Other demand accounts	2,677,990	3,340,932	2,527,834
Repurchase agreements	78,196,555	56,818,092	41,651,446
Central bank credit account drawdowns	1,579,723	2,658,925	2,626,262
Other financial liabilities associated with transferred financial assets	—	—	—
Hybrid financial liabilities	1,400	463	2,600

Total	140,112,185	142,091,587	129,877,370
Customer deposits-
Demand deposits-
Current accounts	148,066,306	135,895,002	94,773,159
Savings accounts	136,693,907	127,940,647	115,673,794
Other demand deposits	3,430,804	3,570,326	3,035,757
Time deposits-
Fixed-term deposits	275,628,965	192,244,789	143,130,514
Home-purchase savings accounts	230,791	315,867	295,458
Discount deposits	448,432	448,432	11,625,840
Funds received under financial asset transfers	—	2	2
Hybrid financial liabilities	4,754,258	5,447,496	8,159,893
Other financial liabilities associated with transferred financial assets	—	—	—
Other time deposits	153,812	212,111	290,053
Notice deposits	1,316,203	2,208,116	1,764,954
Repurchase agreements	45,652,341	38,693,449	41,480,026

Total	616,375,819	506,976,237	420,229,450

Total deposits	756,488,004	649,067,824	550,106,820

Deposits (from central banks and credit institutions and customers) by location of office

	IFRS-IASB
	At December 31,
Deposits from central banks and credit institutions-	2010	2009	2008
	(in thousands of euros)
Due to credit institutions
Offices in Spain	43,998,347	68,500,717	61,175,697
Offices outside Spain:
Other EU countries	60,145,164	56,157,152	55,594,532
United States	11,529,173	1,002,056	722,833
Other OECD countries (1)	25,421	38,669	38,067
Central and South America (1)	24,414,050	16,371,115	12,291,897
Other	30	21,878	54,344
Total offices outside Spain	96,113,838	73,590,870	68,701,673

Total	140,112,185	142,091,587	129,877,370

Customer deposits
Offices in Spain	218,788,099	170,760,231	142,376,596
Offices outside Spain:
Other EU countries	230,929,334	199,169,106	170,778,310
United States	40,854,747	37,851,345	8,440,893
Other OECD countries (1)	997,944	1,101,108	470,721
Central and South America (1)	124,333,911	96,804,592	96,103,045
Other	471,784	1,289,855	2,059,885
Total offices outside Spain	397,587,720	336,216,006	277,852,854

Total	616,375,819	506,976,237	420,229,450

Total deposits	756,488,004	649,067,824	550,106,820

(1)	In this schedule Mexico is classified under “Central and South America”.
The following table shows the maturity of time deposits (excluding inter-bank deposits) in denominations of $100,000 or more for the year ended December 31, 2010. Large denomination customer deposits may be a less stable source of funds than demand and savings deposits.

		December 31, 2010
	Domestic	International	Total
	(in thousands of euros)

Under 3 months	20,769,469	23,479,730	44,249,199
3 to 6 months	12,676,183	17,929,400	30,605,583
6 to 12 months	3,966,096	24,089,811	28,055,907
Over 12 months	15,705,549	36,575,365	52,280,914

Total	53,117,297	102,074,306	155,191,603

The aggregate amount of deposits held by non-resident depositors (banks and customers) in our domestic branch network was €52.8 million, €87.1 million and €64.0 million, at December 31, 2008, 2009 and 2010, respectively.
Short-Term Borrowings

	IFRS-IASB
	At December 31,
	2010		2009		2008
		Average		Average		Average
Short-Term Borrowings	Amount	Rate	Amount	Rate	Amount	Rate
	(in thousands of euros, except percentages)
Securities sold under agreements to repurchase (principally Spanish
Treasury notes and bills):
At December 31	123,858,677	2.38%	95,511,541	1.85%	83,531,515	4.12%
Average during year	98,170,699	3.01%	90,542,348	2.24%	84,194,507	3.78%
Maximum month-end balance	123,858,677		101,311,947		99,067,534
Other short-term borrowings:
At December 31	6,871,187	4.48%	28,678,183	3.75%	41,759,661	4.89%
Average during year	20,384,244	1.51%	34,032,816	2.65%	45,106,644	5.13%
Maximum month-end balance	29,273,424		41,759,661		49,522,970

Total short-term borrowings at year-end	130,729,864	2.49%	124,189,724	2.29%	125,291,176	4.37%
Competition
We face strong competition in all of our principal areas of operation from other banks, savings banks, credit co-operatives, brokerage services, on-line banks, insurance companies and other financial services firms.
Banks
Two Spanish banking groups dominate the retail banking sector in Spain. These two groups are headed by Banco Bilbao Vizcaya Argentaria, S.A. and Santander.
At the end of December 2010, these two Spanish banking groups accounted for approximately 59.7% of loans and 64.4% of deposits of all Spanish banks, which in turn represented 29.8% of loans and 30.9% of deposits of the financial system, according to figures published by the Spanish Banking Association (AEB) and the Confederación Española de Cajas de Ahorro (“CECA”).
Foreign banks also have a presence in the Spanish banking system as a result of liberalization measures adopted by the Bank of Spain in 1978. At December 31, 2010, there were 89 foreign banks (of which 81 were from European Union countries) with branches in Spain. In addition, there were 18 Spanish subsidiary banks of foreign banks (of which 15 were from European Union countries).
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

The opening of a branch of any financial institution authorized in another Member State of the European Union does not need prior authorization or specific allocation of resources. The opening is subject to the reception by the Bank of Spain of a notice from the institution’s home country supervisory authority containing, at least, the following information:
•	Program of activities detailing the transactions to be made and the corporate structure of the branch;

•	Address in Spain of the branch;

•	Name and curriculum vitae of the branch’s managers;

•	Shareholders’ equity and solvency ratio of the financial institution and its consolidated group; and

•	Detailed information about any deposit guarantee scheme that assures the protection of the branch’s depositors.
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
The opening of branches outside Spain requires prior application to the Bank of Spain, including information about the country where the branch will be located, the address, program of activities and names and résumés of the branch’s managers. The opening of representative offices requires prior notice to the Bank of Spain detailing the activities to be performed.
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
Competition for corporate and institutional customers in the UK is from UK banks and from large foreign financial institutions that are also active and offer combined investment and commercial banking capabilities. Santander UK’s main competitors are established UK banks, building societies and insurance companies and other financial services providers (such as supermarket chains and large retailers).
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
Savings Banks
Spanish savings banks (“Cajas de Ahorros”) are mutual organizations which engage in the same activities as banks, but primarily take deposits and make loans, principally to individual customers and small to medium-sized companies. The Spanish savings banks provide strong competition for the demand and savings deposits which form an important part of our deposit base. Spanish savings banks, which traditionally were regional institutions, are permitted to open branches and offices throughout Spain. In the last few years, mergers among savings banks increased. The Spanish savings banks’ share of domestic loans and deposits were 51.4% and 55.8%, at December 31, 2010.
The entry into force of Royal Decree-Law 2/2011, of February 18, designed to reinforce the Spanish financial system has opened up a new stage in the process of restructuring and strengthening the Spanish savings banks. The current focus is on recapitalizing institutions that need more capital and encouraging the savings banks to transfer their financial activity to a bank to ease their access to capital markets and wholesale funding. Within this framework of restructuring, since the middle of 2010 Spanish savings banks have been involved in 12 integration processes (7 mergers or takeovers and 5 institutional protection schemes), which have reduced the total number of savings banks from 45 to 17. As a result, the share of loans and deposits of savings banks is expected to decrease significantly during 2011.
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
The European System of Central Banks is made up of three decision-making bodies:
• the Governing Council, comprised of the members of the Executive Board of the European Central Bank and the governors of the national central banks of the 17 Member States which have adopted the euro;
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
Capital Adequacy Requirements
Spain forms part of the Basel Committee on Banking Regulations and Supervisory Practices. We calculate our capital requirements under this committee’s criteria. In June 2006 the European Union adopted a new regulatory framework (recast of Directives 2006/48/EC and 2006/49/EC) that promotes more risk sensitive approaches to the determination of minimum regulatory capital requirements in accordance with the New Basel Accord (“Basel II” or “BIS II”). The Royal Decree 216/2008 published on February 16, 2008, the Law 36/2007 amending Law 13/1985, and Bank of Spain Circular 3/2008 published on June 10, 2008, partially amended by Circular 9/2010, introduced these European Directives into the Spanish regulatory framework, and BIS II was incorporated into the Spanish regulations, following its adoption by the European Union.
The Spanish capital adequacy requirements distinguish between “basic” and “complementary” capital and require certain ratios of basic and total capital to risk-weighted assets. Basic capital generally includes ordinary shares, non-cumulative preferred securities and most reserves, less interim dividends, goodwill and intangible assets, treasury stock and financing for the acquisition (by persons other than the issuer’s employees) of the issuer’s shares. Complementary capital generally includes cumulative preferred securities, revaluation and similar reserves, dated and perpetual subordinated debt, general credit allowances and capital gains. The Group’s total capital is reduced by certain deductions that need to be made with respect to its investments in other financial institutions.
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
As a result of the Basel capital accord issued by the Basel Committee (Basel II), we calculate our capital requirements based on the exposure to credit and counterparty risk, market risk and operational risk. Basel II allows two main methods to perform these calculations: standardized or advanced internal models.
The credit risk requirements calculated with standardized models are based on the risk weighted assets calculated on the basis of the quality of the Group’s assets, which mainly depend on their counterparties and guarantees, and the available external agency ratings for those counterparties. Moreover, we have been using, from the outset, advanced internal models to calculate the capital requirements for credit risk of the units with the largest credit risk exposure (the Parent bank and Banesto in Spain, Santander UK and Alliance & Leicester in the United Kingdom, and Santander Totta in Portugal), and plan to extend these models to our other main units in the next few years. The use of advanced internal models is subject to stringent internal validation and supervisory approval requirements. Internal validation and supervisory review and approval of the models are not confined to the quantitative model, but also encompass qualitative requirements relating to the technological environment and the integration of the models into management. In the case of the Group, this has entailed review and approval by the Bank of Spain, the FSA and the Bank of Portugal of several credit risk models applicable to the various business segments. In June 2008, Bank of Spain authorized the use of internal models to determine the regulatory capital requirements of the above mentioned Group’s main units beginning as of June 30, 2008, except for Santander Totta which was authorized in June 2009.

With regards to market risk, the use of internal models has been authorized by Bank of Spain for Madrid treasury trading and, in 2010, for our subsidiaries in Chile and Portugal, continuing with the progressive rollout of internal models within the Group.
Capital requirements for operational risk are currently calculated with standardized models, but with the intention to implement the Advanced Measurement Approach.
At December 31, 2010, our eligible capital exceeded the minimum required by the Bank of Spain by over €21.9 billion. Our Spanish subsidiary banks were, at December 31, 2010, each in compliance with these capital adequacy requirements, and all our foreign subsidiary banks were in compliance with their local regulations.
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
Employee Pension Plans
At December 31, 2010, our pension plans were all funded according to the criteria disclosed in Note 25 to our consolidated financial statements.
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
Deposit Guarantee Fund
The Deposit Guarantee Fund on Credit Institutions (“Fondo de Garantía de Depósitos”, or the “FGD”), which operates under the guidance of the Bank of Spain, guarantees in the case of the Bank and our Spanish banking subsidiaries: (i) bank deposits up to €100,000 per depositor; and (ii) securities and financial instruments which have been assigned to a credit institution for its deposit, register or for other such services, up to €100,000 per investor. Pursuant to regulations affecting the FGD, the FGD may purchase non- performing loans or may acquire, recapitalize and sell banks which experience difficulties.
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
As of December 31, 2010, the Bank and its domestic bank subsidiaries were members of the FGD and thus were obligated to make annual contributions to it.

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
Recent Legislation
Law 3/2009 of April 3 on structural modifications of commercial companies (Ley sobre modificaciones estructurales de las sociedades mercantiles), entails a profound reform of our legal system in various areas of corporate Law:
(i) cross-border mergers and international transfers of a corporation’s registered office are regulated;
(ii) rules applicable to corporate restructuring transactions of the different types of commercial companies are unified;
(iii) the quantitative limitations for the acquisition of treasury stock by public limited companies are extended (10% for listed companies and 20% for unlisted companies);
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
Law 5/2009 of June 29 amending Securities Market Law 24/1988, of July 28, Law 26/1988 of July 26 on Discipline and Control of the Credit Institutions, and the Revised Private Insurance Regulation and Supervision Law, approved by Legislative Royal Decree 6/2004, of October 29, for the reform of the Regime on Significant Holdings in Investment Firms, Credit Institutions and Insurance Companies, which implements Directive 2007/44/EC of the European Parliament and of the Council, sets up the criteria and procedures used to assess the suitability of potential acquirers of qualifying holdings of credit institutions, investment firms and insurance companies.
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
Law 11/2009 of October 26 regulating listed corporations investing in real estate (the so-called SOCIMIs), encourages investment in Spanish real estate during the economic recession by providing for specific tax advantages to companies meeting specific corporate, regulatory and tax requisites. Law 11/2009 also regulates income deriving from loans between related parties and clarifies the regime applicable for the offsetting of losses generated by companies within the same group at the level of the tax group when there are more than two levels of subsidiaries.

Law 16/2009 of November 13 on Payment Services, which transposes into Spanish law Directive 2007/64/EC of the European Parliament and of the Council of 13 November 2007, regulates the manner in which payment services are rendered in Spain, entities authorized to provide the aforementioned services, and the duties of users and providers of these services, focusing on the following areas:
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
Law 2/2010 of March 1 transposes certain European Union Directives in the field of indirect taxation and amends the Non-residents Income Tax Law, mainly with respect to taxation of residents in the European Union.
Law 39/2010 of December 22 on the 2011 General State Budget has introduced some reforms in the tax system. The most significant changes are an increase in the maximum marginal rate from 43% to 45% in the Personal Income Tax and the establishment of additional limitations on the deduction for investment in housing, the elimination in the Corporate Income Tax of the deductibility of goodwill amortization in the acquisition of shares in companies resident in the European Union with effect from December 21, 2007, and the amendment of the applicable tax regime to capital reductions made by SICAVs.
Law 10/2010 of April 28 on prevention of money laundering and financing of terrorism, which transposes into Spanish Law Directive 2005/60/EC of the European Parliament and of the Council of October 26, 2005, repeals Law 19/1993 of December 28 on certain measures to prevent money laundering and amends Law 12/2003 of May 21 on prevention of financing of terrorism and Law 19/2003 of July 4 on the legal regime governing capital movements and cross-border transactions and on certain measures to prevent money laundering.
Royal Decree 712/2010 of May 28, 2010, on the legal regime governing payment services and payment institutions implements Law 16/2009 of November 13, 2009 on payment services and the general obligations in this area and Ministerial Order EHA/1608/2010 of June 14, 2010 on transparency in the terms of transactions and other information requirements applicable to payment services.

Royal Decree 749/2010 of June 7, which came into force on June 9, 2010, amended the implementation of Law 35/2003 of November 4, 2003, on Collective Investment Schemes approved by Royal Decree 1309/2005 of November 4, 2005, and other regulations in the tax field. The Royal Decree 749/2010 makes more flexible the legal regime governing exchange-traded funds and real estate collective investment schemes, introduces the concept of special-purpose collective investment schemes and implements amended regulations on non-resident income tax, corporate income tax and personal income tax, including an exemption from the obligation to made withholdings from or prepayments on account of income derived from the transfer or redemption of shares or equity holdings in exchange-traded funds or exchange-traded index open-end investment companies.
Law 12/2010 of June 30, amends Law 19/1988 of July 12 on auditing, Law 24/1988 of July 28 on the securities market and Royal Decree 1564/1989 of December 22 and revises the Corporations Act to adapt it to the European Directive 2006/43 EC. This law is aimed to modify certain aspects of previous regulations in order to adapt it to changes in business law and to include technical improvements recommended by the recent auditing experience and practice.
Legislative Royal Decree 1/2010 of July 2 enacted the consolidated text of the Capital Companies Law and came into force on September 1, 2010. The Capital Companies Law replaces Private Limited Companies Law 2/1995 of March 23, Legislative Royal Decree 1564/1989 of December 22 enacting the consolidated text of the Public Limited Companies Law, Title X of Securities Markets Law 24/1988 of July 28 on listed companies and Book II, Title I, Section 4 of the Commercial Code enacted by decree of August 22, 1985. This consolidated text contains the whole legislation which has been recast and came into force on September 1, 2010, except for its article 515 on clauses limiting voting rights which will apply from July 1, 2011.
Law 15/2010 of July 5 amending Law 3/2004 of December 29 on measures to avoid late payment in commercial transactions and Law 30/2007 of October 30 on public sector contracts, aims to foster competitiveness and achieve balanced growth of the Spanish economy, in line with a strategic view of a sustainable economy.
Royal Decree 1282/2010 of October 15 on the regulation of official secondary markets in futures, options and other financial derivatives, aims to improve competitiveness, and to reduce the systemic risk associated with the settlement and clearance of financial derivative contracts, and repeals the prior regulation seeking an increase in the number of products that can be traded and registered on these markets. This new regime also allows the governing company of the respective market to offer central counterparty services and establishes a new system for the contribution of guarantees by market members.
Organic Act 5/2010 of June 22 on reform of the Penal Code entered into force on December 23, 2010. The main reform introduced is that a legal entity is criminally liable: i) for crimes committed in the name or on behalf of the legal entity, and for the benefit thereof, by its legal and administrative representatives in fact or under law; and ii) for crimes committed in the conduct of corporate activities and on behalf and for the benefit thereof by those who, while subject to the authority of the legal and administrative representatives in fact or under law, have been able to perform such acts due to a failure to exercise due control over them, taking into account the specific circumstances of the case.
Law 6/2011 of April 11, modifying existing Law 13/1985 on preferred shares and debt instruments issued by credit entities and listed companies, introduces a number of changes to the requirements to be met by preferred shares in order to qualify as core capital of Spanish credit entities so as to meet the international standards for this type of hybrid instruments and enable them to secure the fulfillment of solvency requirements. This law mainly provides that no guarantee from the parent credit entity is required, that the preferred shares must be directly linked to the risk and financial situation of the parent company and that the existence of distributable reserves is now expressly stated as a condition for the payment of remuneration.
* * * * * *
In an attempt to deal with the international financial crisis, due to the exceptional circumstances notably beginning in the second half of 2008, the following laws were approved in Spain:
• Royal Decree 1642/2008 of December 10 increased consumer deposit and investment guarantees up to €100,000 for each depositor or investor and Spanish entity.

• Royal Decree-Law 6/2008 of October 10 creates the Spanish Financial Asset Acquisition Fund, and Order EHA/3118/2008, dated October 31, enacts this Royal Decree. The purpose of the fund, which is managed by Spain’s Ministry of Economy and Finance and has an initial endowment of €30 billion that can be increased to €50 billion, is to acquire, with public financing and based on market criteria via auctions, financial instruments issued by credit institutions and securitization funds (which are backed by loans granted to individuals, companies and non-financial entities) as a measure to increase liquidity.
• Royal Decree-Law 7/2008 of October 13 on Emergency Economic Measures in connection with the Concerted Euro Area Action Plan (“RD 7/2008”), and Order EHA/3364/2008, dated November 21, as amended by Order EHA/3748/2008 of December 23, enacting article 1 of the aforementioned Royal Decree, include the following measures:
• Article 1 of RD 7/2008, authorizes the granting of state guarantees for certain new financing transactions carried out by credit entities resident in Spain up to a maximum amount of €100 billion. The purpose of Order EHA/3364/2008, as amended by Order EHA/3748/2008 is to implement the provisions of RD 7/2008 and to specify certain essential aspects of the system for granting guarantees to credit entities, such as: (i) the characteristics of the guarantees to be granted; (ii) the requirements that the beneficiary entities and the transactions must fulfill; and (iii) the process to be followed in order to grant the guarantees. Debt issued under this state guarantee must form part of individual operations or issuance programs; not be subordinated or secured by any other class of guarantee; be traded on official Spanish secondary markets; mature within three months and three years (although this maturity can be extended to five years subject to prior notification to the Bank of Spain); be fixed or floating rate (subject to special conditions for floating-rate debt); be repaid in a single installment at maturity; not have any options or other derivatives attached to it; and, not be less than €10 million per issue. The deadline for issuing debt eligible for state guarantees was December 31, 2009 and the total amount of guarantees is €100 billion.
• Authorization, on an exceptional basis, until December 31, 2009, for the Spanish Ministry of Economy and Finance to acquire regulatory capital (including preferred securities and quotas) issued by credit entities resident in Spain that need to reinforce their capital and request such action. These acquisitions will require a report from the Bank of Spain.
• Royal Decree-law 3/2009, of March 27 on urgent measures for tax, financial and insolvency matters, amends the Spanish Insolvency Law (in force since 2004), and aims: (i) to facilitate restructuring outside insolvency proceedings for companies undergoing financial difficulties; (ii) to expedite insolvency proceedings for companies which either decide or are bound to restructure in an insolvency situation; and (iii) to settle certain discrepancies concerning credit subordinations. Additionally, it authorizes the Consorcio de Compensación de Seguros to participate in the reassurance of credit insurance transactions.
• Royal Decree- Law 9/2009 of June 26 on bank restructuring and credit institutions equity reinforcement, which also aims at maintaining confidence in the financial system and enhancing its strength and solvency so that the surviving institutions are sound and able to provide credit normally, proposes a bank restructuring model based on the three Credit Institution Deposit Guarantee Funds and the use of the “Fund for the Orderly Bank Restructuring”, which has three different stages: (i) the search of a private solution by the credit institution itself; (ii) the adoption of measures aimed at dealing with any weakness that affect the viability of credit institutions, with the participation of the Credit Institution Deposit Guarantee Funds and (iii) restructuring processes with the intervention of the Fund for Orderly Bank Restructuring.
This recapitalization scheme for credit institutions was approved by the European Commission until December 31, 2010, concluding the scheme is compatible with article 107.3.b of the Treaty on the Functioning of the European Union (TFEU).
• Royal Decree Law 6/2010 of April 9 and Royal Decree-Law 13/2010, of December 3, have introduced different measures with the aim of promoting economic recovery and employment. Among the tax measures included, the most significant ones are the expansion and extension of the accelerated depreciation of new assets, the expansion of the small-and medium-sized businesses tax regime, which includes a reduction of taxation for those companies, and the exemption from stamp tax of the incorporation of companies or contributions to them.

• Royal Decree 628/2010 of May 14, 2010, amending Royal Decree 2606/1996 of December 20, 1996 on credit institution deposit guarantee funds and Royal Decree 948/2001 of August 3, 2001, on investor compensation schemes. The Royal Decree 628/2010, which was enacted in order to complete the transposition of Directive 2009/14/EC of the European Parliament and of the Council of March 11, 2009, came into force on June 4, 2010, and introduces a series of reforms in the regulation of deposit guarantee schemes, such as the obligation of credit institutions to inform depositors of the coverage of their deposits by foreign or domestic schemes and the reduction to five days of the time period for the Bank of Spain to check that a credit institution is unable to repay deposits which are due and payable.
• Royal Decree-Law 11/2010 of July 9 on governing bodies and other aspects of the legal regime of savings banks amending Law 13/1985 of May 25 on the investment ratios, ownership of funds and reporting obligations of financial intermediaries in respect of equity units and Law 31/1985 of August 2 on regulation of the basic rules on governing bodies of savings banks, is intended to improve savings banks’ possibilities of raising capital by reforming the legal regime for equity units, to promote the professionalization of their governing bodies, adapt certain aspects of institutional protection schemes formed by savings banks and design a new organizational model of savings banks financial activity. This Royal Decree also modifies some aspects of the Royal Decree-Law 9/2009 on bank restructuring and credit institution equity strengthening.
• On February 15, 2011, the Spanish Parliament approved the Law 2/2011 on sustainable economy, which is aimed to promote the sustainability of the Spanish economy and to improve the competitiveness of the Spanish economic model by eliminating administrative and tributary burdens through a series of reforms that affect the central areas of the model.
• Royal Decree-Law 2/2011 of February 18 on the strengthening of the banking system, which came into force on February 20, 2011, is aimed to dissipate the fears that have arisen regarding the capacity of the Spanish banking system to absorb the potential losses associated with the deterioration of assets and proposes to strengthen the solvency of Spanish banking entities and to accelerate the restructuring process of the Spanish savings banks. The Royal Decree provides incentives for institutions to raise private capital to boost their solvency, which can be done through direct funds from third parties, public issuances or a combination of both.
United Kingdom Regulation
FSA
Both Santander UK and our London branch are regulated by the Financial Services Authority (“FSA”). The FSA is the single statutory regulator responsible for regulating deposit taking, mortgages, insurance and investment business pursuant to the Financial Services and Markets Act 2000 (“FSMA”). It is a criminal offense for any person to carry on any of the activities regulated under the FSMA in the United Kingdom by way of business unless that person is authorized by the FSA or falls under an exemption.
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
Santander UK is authorized by the FSA to sell both Long-term Assurance and General Insurance and receives commissions for the policies arranged.
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
Santander UK and some of its subsidiaries have permission to engage in a wide range of wholesale and retail investment businesses including selling investment-backed life assurance and pension products, unit trust products and individual savings accounts (tax exempt saving products) and providing certain retail equity products and services.
New regulatory structure
The UK Government has announced a new regulatory framework which will take effect in 2012. The UK Financial Services Authority will be replaced by two regulatory bodies, the Prudential Regulatory Authority, which will have responsibility for the capital and liquidity of banks and insurance companies, and the Financial Conduct Authority, which will supervise conduct of business and maintain orderly financial markets. The UK Financial Services Authority has commenced transition to the new structure on April 4, 2011.
United States Supervision and Regulation
Our operations are subject to extensive federal and state banking and securities regulation and supervision in the United States. We engage in U.S. banking activities directly through our New York branch and indirectly through Banesto’s branch in New York, Santander UK’s branch in Connecticut, our subsidiary Edge Act corporation, Banco Santander International, in Miami, Banco Santander Puerto Rico (“Santander Puerto Rico”) in Puerto Rico, Sovereign Bank, a federally-chartered savings bank that is headquartered in Pennsylvania and has branches in various states and Santander Consumer USA, one of the leading auto financing companies in the subprime customer segment in the U.S.
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
Our New York Branch
Our New York branch is licensed by the New York Superintendent of Banks to conduct a commercial banking business. Its activity is mainly focused on wholesale and investment banking, providing a full range of lending, investment banking, transactional banking and brokerage services to corporate and institutional investors. Under the New York State Banking Law and regulations, our New York branch is required to maintain eligible high-quality assets with banks in the State of New York, as security for the protection of depositors and certain other creditors.
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
Under the New York State Banking Law, our New York branch is generally subject to the same limits on lending to a single borrower, expressed as a ratio of capital, that apply to a New York state-chartered bank, except that for our New York branch such limits are based on our worldwide capital. The address and telephone number of our contact person at our New York branch is Banco Santander, S.A., New York Branch, 45 E. 53rd Street, New York, New York 10022, (212) 350-3500, attention: James H. Bathon, Chief Legal Officer.
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
C. Organizational structure.
Banco Santander, S.A. is the parent company of the Group which was comprised at December 31, 2010 of 780 companies that consolidate by the global integration method. In addition, there are 139 companies that are accounted for by the equity method.
See Exhibits I, II and III to our consolidated financial statements included in this Form 20-F for details of our consolidated and non-consolidated companies.
D. Property, plant and equipment.
During 2010, the Bank and its banking subsidiaries either leased or owned premises in Spain and abroad, which at December 31, 2010 included 4,848 branch offices in Spain and 9,234 abroad. These figures include traditional branches and banking services points but do not include electronic service points. See Item 4 of Part I, “Information on the Company—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations and Recent events” and Note 16 to our consolidated financial statements.
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
We use derivative financial instruments for both trading and non-trading activities. The principal types of derivatives used are interest rate swaps, future rate agreements, interest rate options and futures, foreign exchange forwards, foreign exchange futures, foreign exchange options, foreign exchange swaps, cross currency swaps, equity index futures and equity options. The fair value of standard derivatives is calculated based on published price quotations. The fair value of over-the-counter (“OTC”) derivatives is taken to be the sum of the expected future cash flows arising from the instrument, discounted to present value at the date of measurement (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets as follows:
•
In the valuation of financial instruments permitting static hedging (basically forwards and swaps) and in the valuation of loans and advances to customers classified as Other financial assets at fair value through profit or loss, the present value method is used. Estimated future cash flows are discounted using the yield curves of the related currencies. The yield curves are generally observable market data.

•
In the valuation of financial instruments requiring dynamic hedging (basically structured options and other structured instruments), the Black-Scholes model is normally used; for more complex instruments, the Dupire (local volatility) and Heston (stochastic volatility) models are used. Where appropriate, observable market inputs are used to obtain factors such as the bid-offer spread, exchange rates, volatility, correlation between indices and market liquidity. In certain very specific cases, unobservable market inputs can be used, such as the volatility of the UK Halifax House Price Index (HPI), the estimated future HPI growth, the HPI spot rate, and mortality.

•
In the valuation of certain financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the Black-Scholes model (plain vanilla options) are used; in the case of more structured instruments requiring dynamic hedging, the Heath-Jarrow-Morton and Hull-White models, and the Markov Functional Model are used. The main inputs used in these models are basically observable market data, including the related yield curves, volatilities, correlations and exchange rates. In certain very specific cases, unobservable market inputs can be used, such as the volatility of the UK Halifax House Price Index (HPI), the estimated future HPI growth, the HPI spot rate, mortality, and the credit spread for the specific financial Instrument.

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
The allowances for impaired balances recorded by Grupo Santander as at December 31, 2010, using the methodology outlined above, was €20,748 million.
Additionally, with the objective of ensuring that the provisions resulting from the application of the criteria required by the Bank of Spain are reasonable, we estimate the allowances for credit losses using models based on its own credit loss experience and management’s estimate of future credit losses. We have developed internal risk models, based on historical information available for each country and type of risk (homogenous portfolios); a full description of our credit risk management system is included in Item 11. Quantitative and Qualitative Disclosures about Market Risk Part 4. Credit Risk. These models produce a result that is substantially the same as the level of provisions at which we arrive using the model established by the Bank of Spain, as explained below. These internal models may be applied in future periods, and although approved for regulatory capital calculations, they are currently subject to local regulatory approval by the Bank of Spain for purposes of loan loss provisions. In order for each internal model to be considered valid by the local regulator for use, the calculation should be methodologically correct, and be supported by historical information which covers at least one complete economic cycle and is stored in databases which are consistent with information that has been audited by both the group internal auditing function and external auditors.
Since 1993, we have employed our own models for assigning solvency and internal ratings, which aim to measure the degree of risk associated with a client or transaction. Each rating corresponds to a certain probability of default or non-payment, based on the Group’s past experience. The development of the internal models has led to the introduction of databases that can be used to estimate the risk parameters required in the calculation of capital and expected loss, following market best practices and the guidelines of the New Capital Accord (Basel II).
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
According to Bank of Spain’s requirements, non-performing loans must be fully provisioned (hence all the credit loss recognized) when they are more than 12 months overdue.
When a loan is deemed partially uncollectible, a provision is recorded (charged against earnings) as opposed to a partial write-off (removal from the balance sheet), since a partial write-off of the loan is not permitted by the Bank of Spain. If a loan becomes entirely uncollectible, the provision is increased to 100% of the loan balance. Accordingly, we recognize a credit loss on any loan at the time it is deemed to be impaired.
The credit loss recognition process is independent of the process for the removal of impaired loans from the balance sheet. The entire loan balance is kept on the balance sheet until any portion of it has been classified as non-performing for 4 years, (the maximum period established in the Bank of Spain regulations), depending on management’s view as to the recoverability of the loan. After that period the loan balance and its specific allowance are removed from the balance sheet and recorded in off-balance sheet accounts, with no resulting impact on net income attributable to the Group.
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
To supplement this, the Group performs estimates of the recoverable amounts of certain cash generating units using discounted cash flow projections. In order to perform this calculation, the Group uses projections based on the five-year financial budgets approved by the directors and discounts them using rates in line with the market and the business in which the units operate. The cash flows bayond the time horizon are extrapolated using a constant growth rate. This growth rate does not exceed the average long-term growth rate for the market in which the cash-generating unit in question operates. The directors consider that any reasonably possible change in the key assumptions on which the recoverable amounts of the cash-generating units are based would not cause the carrying amounts thereof to exceed their recoverable amounts.
As of December 31, 2010 and 2009, none of our cash-generating units with significant goodwill was at risk of impairment. In 2008, our impairment reviews resulted in impairment charges of €984 million related to goodwill and other intangible assets, mainly due to the write-down of the intangible assets arising from acquisitions of Abbey in 2004.

Equity method investments are evaluated for impairment on an annual basis or more frequently if events or changes in circumstances indicate that these assets are impaired. An equity method investment is impaired if its fair value is deemed to be less than its cost. Accordingly, we evaluate whether an event or change in circumstances has occurred that may have a significant adverse effect on the fair value of the investment.
At the end of each year, we make an assessment of whether there is any objective evidence that any of our available for sale securities (debt and equity securities) is impaired. The analysis includes, but is not limited to, the changes in the fair value of each asset, information about the issuer’s solvency and business, the near-term prospects of the issuer, the existence of any default or material adverse change in the issuer, the trend in both net income and the dividend pay-out policy of the issuer, information about significant changes with an adverse effect that have taken place in the environment in which the issuer operates, changes in general economic conditions, whether a security’s fair value is a consequence of factors intrinsic to such investment or, rather are consequence of uncertainties about the country’s or the overall economy, independent analyst reports and forecasts and other independent market data. We also analyze on a security-by-security basis the effect on the recoverable amount of each equity security of the significance and length of the decline in the fair value below cost. Unless extenuating circumstances exist, we consider reaching a 40% decline after 18 months below cost as indicators of objective evidence of impairment of equity securities, nevertheless impairment is recorded as soon as we consider that recoverable amount could be affected although this percentage and length of decline have not been reached.
If after completing the abovementioned analysis we consider that the presence of one or several of these factors could impact the recoverable amount, an impairment loss is recognized in the profit and loss account. Additionally, in all circumstances, if we do not have the intent and ability to retain our investment in a debt or equity instrument for a period of time sufficient to allow for the anticipated recovery of its costs, the instrument is written down to fair value.
Upon impairment, the full difference between amortized cost and fair value is removed from equity and recognized in net profit or loss. Impairments on debt securities may be reversed if there is a decrease in the amount of the impairment which can be objectively related to an observable event. Impairments on equity securities may not be reversed.
At December 31, 2010, our consolidated financial statements included the impairment recorded amounting €14million (€43 million in 2009 and €35 million in 2008) as a consequence of the above assessments on debt instruments.
At 2010, 2009 and 2008 year-end, we analyzed the unrealized revaluation losses related to debt instruments. We concluded that they were temporary and, therefore, there was no evidence of impairment since the interest payment schedules for all the securities had been complied with and there was no evidence that the issuers would not continue to meet their payment obligations or that the future payments (both principal and interest) would not be sufficient to recover the cost.
During 2010, 2009 and 2008 we completed the analysis described above for equity securities and we recognized impairments amounting to €319 million, €494 million and €2,404 million, of which €2,042 million corresponded to the impairment of the ownership interests held in the Royal Bank of Scotland and Fortis in 2008, see Note 8.b, respectively. No additional significant impairments were recorded in 2010 for the remainder of the equity securities that showed unrealized losses as of December 31, 2010 because, after carrying out the abovementioned analysis, we concluded that their carrying value was still recoverable.

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
As a result of the first consolidation of the acquired subsidiaries Santander Consumer USA (2006), Banco Real (2008), Sovereign (2009) and Santander Cards UK (2009), a significant amount of goodwill was recorded (see Note 17 to our consolidated financial statements). Management made this determination, based in part upon independent appraisals of intangible assets, which is initially estimated and subsequently revised within the one year time period allowed by IFRS-IASB.
Recent Accounting Pronouncements
See Note 1.b to our consolidated financial statements for the detail of standards and interpretations that were adopted by the European Union and came into force in 2010 and those with effective dates subsequent to December 31, 2010 that had not yet been adopted by the European Union.
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
2010 Overview
We believe that the following factors had a significant impact on our results of operations and financial condition as of and for the year ended December 31, 2010.
The global economy recovered strongly in 2010 from the recession in 2009 (-0.6%) and grew by approximately 4.0%, higher than the average for the decade before the financial crisis. This recovery, which was firmer in the first half of the year, was fueled, on the one hand, by the monetary and fiscal stimulus measures adopted in the large developed economies to offset weak domestic demand and, on the other hand, by the greater growth capacity of emerging economies, particularly in Asia and Latin America, which were less leveraged and were less affected by the downturn and had fewer growth restrictions.

These differences led to a two-tier recovery with a faster pace of growth in emerging markets, when compared to developed economies. This trend held until early 2011. However, the positive developments in growth in the U.S. and Germany in 2010 attest to a solid recovery that is more balanced among regions in 2011, although with uncertainties.
• The US economy ended 2010 with signs of more buoyant domestic demand (consumption and investment). In Germany, growth in the manufacturing sector, spurred by external demand, is also spurring domestic demand via job creation and projection of confidence. Meanwhile, the uncertainty over the fiscal situation in countries on the periphery of the euro zone (such as Greece) and the bail-out of the Irish banking system added risk to the euro zone in the second half of 2010.
• Emerging economies continue to grow strongly driven by greater international trade, capital inflows, higher oil prices and stronger domestic demand.
There are, however, at least two challenges to the sustainability of such growth. On the one hand, inflation in many countries has already grown beyond its optimal point and, on the other hand, the large capital inflows have strengthened currencies of emerging economies more than desired, particularly in Latin America. These countries are faced with a complicated challenge of controlling inflation without appreciating their currencies.
Analyzing in detail the main economies where we operate, the US economy grew 2.8% in 2010, following accelerated annualized growth in the fourth quarter of 3.1%, spurred by private consumption and the external sector (higher exports and lower imports). Despite some weaknesses related to the property sector and medium-sized banks, the extension of tax advantages, the incipient improvement in the labor market and the better financial position of companies point to continued economic expansion. Core inflation of less than 1% (0.8%) and a high output gap (around 6% of GDP) enabled the Federal Reserve to launch a new program of quantitative easing (purchase of $600 billion of debt in eight months) and hold its key interest rate. These trends are not expected to change in the short term.
Latin America benefited from a favorable external environment (higher raw material prices and capital inflows) and from stronger domestic demand. The region grew by around 6% in 2010 with record growth in the second quarter of 7.8%, largely due to the big economies.
Brazil’s growth slowed in the second half of 2010 and ended the year at 7.5% (-0.7% in 2009). This strong expansion put pressure on inflation, which reached 5.6% in the fourth quarter, well above the Bank of Brazil’s central objective of 4.5%. Although the central bank held its Selic rate in the second half of the year in order to avoid greater appreciation of the real (the rate had risen by 2 percentage points to 10.75%), the evolution of inflation and expectations led the bank to lift the Selic rate at the beginning of 2011 (to 11.75% in mid-March). This trend is likely to continue in the coming months. The real appreciated during 2010 to BRL 1.66/$1.
Mexico, which grew a surprisingly high 4.6% in the fourth quarter, expanded by around 5.5% in 2010, due to greater demand for its exports to the US and the increase in domestic demand. Inflation rose a little (4.4% in December), but is not threatening growth enabling the Bank of Mexico to hold its rate at 4.5% since the end of 2009. As a result of these trends, the peso appreciated to MXN 12.4/$1.
Chile’s growth was also surprisingly strong (5.8% year-on-year in the fourth quarter) and around 5.1% for the whole of 2010. Inflation rose because of higher oil and some food prices (3% in December). After raising its interest rates to 3.25% in November (0.5% at the beginning of the year), the Bank of Chile called a temporary halt to rises, which returned in 2011 with a rise to 4.0% in mid-March. The peso’s appreciation (CLP 468/$1) led to the launch of a program to buy dollars in the currency markets in order to try to moderate the strength of the peso.
The euro zone grew by 1.7% in 2010, following a fourth quarter (1.1% annualized) that maintained the tone and pointed to stronger growth in early 2011. Inflation, which rose because of higher oil prices, ended the year at 2.2%, above the European Central Bank’s target (ECB). The ECB, nonetheless, held its repo rate at 1% in 2010.
Rising oil prices at the beginning of 2011 are putting pressure on inflation, leading the ECB to tighten its anti-inflation stance. All of this increases the probability of a preventive rise in interest rates in the first half of 2011 in order to anchor inflation expectations. The euro increased in the last months of 2010 to €/$1.34 and has continued to do so in 2011 because of the new interest rate expectations.

European activity continues to be largely backed by Germany (3.5% GDP growth in 2010). Of note is the better performance in manufacturing, exports and investment which, according to the latest data on confidence and the level of job creation, is already feeding through to domestic demand.
The Spanish economy did better than expected in 2010 with zero growth in the third quarter and 0.2% in the fourth. Growth for the whole year was negative 0.1%. Consumption declined in the second half of the year (purchases were brought forward in the first half because of the rise in VAT as of July), while the external sector was the main contributor to growth.
The slightly better growth figure, however, was not sufficient to create jobs and the unemployment rate topped 20%. Higher oil prices and taxes on tobacco pushed up inflation to 3% in December — a trend that intensified in early 2011.
The UK ended 2010 with a sharp deceleration in growth (-2.1% annualized in the fourth quarter), largely due to severe weather conditions, after a good third quarter (+2.9%). Growth for the whole year was 1.3%, a trend which is likely to be maintained. Inflation continued to be high (3.7%), partly due to the rise in indirect taxes and sterling’s slide.
In this context, the Bank of England held its base rate at 0.5% throughout the year, although inflationary pressures make a rise in the rate more probable in the first half of 2011. Sterling strengthened a little against the euro (€1/£0.86).
Results of Operations for Santander
Summary
Profit attributable to the Parent bank as reported in our consolidated financial statements for the year ended December 31, 2010 was €8,180.9 million, a 8.5% or €761.6 million decrease from €8,942.5 million in 2009, which represented a 0.7% or €66.1 million increase from €8,876.4 million in 2008. The 2010 decrease was mainly due to an increase in interest income/ (charges) and a decrease in impairment losses offset by a decrease in gains/losses on financial assets and liabilities (net), an increase in the income tax and an increase in the profit attributable to non-controlling interest.
The following aspects had an impact on the Group’s results:
• There is a small positive perimeter impact from the 11 months consolidation of Sovereign by global integration in 2009 and the consolidation in Santander Consumer Finance of Triad, HSBC and AIG portfolios. There is a small negative impact of around one percentage point from the sale of Banco de Venezuela in 2009. The profit attributable to the Parent bank for 2009 included 6 months results from Banco de Venezuela.
• There was also a negative effect of approximately five percentage points from higher non-controlling interest, the net effect between the placement of Banco Santander Brazil shares, mainly in October 2009, and the acquisition of the non-controlling interest of Santander Mexico from Bank of America in September 2010.
• The review carried out by the Bank of Spain of the references established in the Circular 4/2004 to determine the provisions for credit risk after taking into account the experience from recent years and the current economic situation.
• Lastly, the comparison of gross income and expenses is affected by the evolution of the average exchange rates of sterling, the dollar and the main Latin American currencies against the euro. The impact with regard to the euro was around +8 percentage points for the whole Group, +4 percentage points in the United Kingdom, +16 percentage points in Latin America and +5/6 percentage points in Sovereign.
Interest Income / (Charges)
Interest income was €29,224.4 million in 2010, a 11.1% or €2,925.9 million increase from €26,298.5 million in 2009, which represented a 49.9% or €8,760.1 million increase from €17,538.5 million in 2008.

2010 compared to 2009
The €2,925.9 million increase in interest income in 2010 was due to an increase of €3,133.4 million in business volumes partially offset by a decrease of customer rates by €207.6 million. International net interest income grew by €4,681.1 million while domestic net interest income decreased by €1,755.3 million. The spreads on loans for the Group as a whole increased from 3.1% to 3.4% mainly due to the UK and Sovereign units as well as consumer businesses and wholesale banking. Spreads on deposits were affected by the lower interest rates in the commercial units and the Group’s policy of giving priority to capturing deposits and liquidity, particularly in the European units, and the higher cost of wholesale financing. Spreads in Latin America were much more stable.
Our overall net yield spread increased from 2.54% in 2009 to 2.62% in 2010. Domestic net yield spread decreased from 1.45% in 2009 to 0.92% in 2010. International net yield spreads increased from 3.05% in 2009 to 3.37% in 2010.
Average total earning assets were €1,092,424.9 million for the year ended December 31, 2010, a 8.8% or €88,468.6 million increase from €1,003,956.4 million for the same period in 2009. This was due to an increase of €6,047.3 million in the average balances of our domestic total earning assets (mainly due to an increase of €4,637.0 million in the average balances of debt securities and an increase of €8,457.7 million in the average balances due from credit entities partially offset by a decrease of €6.0 billion in the average balances of our domestic loan and credit portfolio) and an increase of €82,421.3 million in the average balance of our international total earning assets (mainly due to an increase of €45,549.5 million in the average balances of our international loan and credit portfolio, an increase of €27,002.5 million in the average balances of cash and due from central banks and an increase of €14,885.9 million in the average balances of our debt securities portfolio partially offset by a decrease of €6,908.0 million in the average balances due from credit entities).
Our net lending amounted to €724,154 million, 6% higher than in 2009. In local currencies and excluding the perimeter effects there was an increase in net lending of 1%. Lending to the public sector increased 24% in 2010 and lending to other resident sectors dropped 2%. Secured loans, which represent the lowest risk portion of the portfolio and constitute its largest share (59%), increased 2%, the commercial portfolio was similar to 2009, and other loans declined 8%. Lending to the non-resident sector grew 10% due to the favorable impact of the increase in the scope of consolidation and foreign exchange effects.
Spain and Portugal’s lending fell by 4% and 7%, respectively, due to deleveraging and the selective growth policy followed by the Group in these countries. Santander Consumer Finance’s lending increased 11%.
Gross lending in Spain amounted to €236 billion, of which €61,387 million were household mortgages. Loans to SMEs and companies not related to the construction and real estate sectors amounted to €94,406 million, virtually the same as in 2009.
In Portugal, the fall in lending was mainly due to lower lending to large companies, where there was a shift from loans to capital markets. In addition, balances in construction and real estate, which represent only 3% of lending, declined 10% in 2010.
Santander Consumer Finance’s balance increased 11% due to organic growth and the integration of the portfolios acquired in the US and Poland. New loans increased 9%, a significant positive trend.
In the United Kingdom, the balance of lending was very similar to 2009. Locally, residential mortgages in a still-depressed market grew 3% and loans to SMEs decreased by 26%, while personal loans dropped 24%, which is consistent with the policy of reducing this type of loans.
Lending in Latin America gradually accelerated through the year and ended 2010 with growth of 15%, excluding the exchange rate effect. Specifically, growth rates in Brazil, Mexico and Chile were 16%, 15% and 14%, respectively (versus negative rates in 2009).
Sovereign’s loans declined 2% in dollars, affected by the reduction of the portfolio in run-off (-32% in 2010 and -62% since Sovereign joined the Group). This resulted in a reduction from $9.7 billion to $4 billion. In addition, the focus during 2010 was on new loans and renewals, concentrating on the most attractive mortgage segments (residential and multifamily), which grew 17%.

These changes are reflected in the lesser share of lending in Europe and the increase in Latin America. At the end of 2010, Continental Europe accounted for 45% of the Group’s total lending (32% for Spain), the UK 32%, Latin America 18% (10% for Brazil) and Sovereign 5%. The respective figures a year earlier were 47% for Continental Europe, 33% for the UK, 15% for Latin America and 5% for Sovereign.
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
Santander Consumer Finance increased its lending 6% because of the integration of the assets acquired from Royal Bank of Scotland and GE, while lending in Portugal was 1% lower due to the 8% decrease in loans to companies as credit to individuals and SMEs grew 2% and 9%, respectively.
In the United Kingdom, lending grew 5% on a local currency basis. Mortgage loans rose 5% lifting their share of new gross lending to 19% (+5 percentage points in 2009), credit to companies increased 3% and personal loans, with a small relative share in total lending, dropped 24%, in line with the Group’s strategy.
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

At the end of 2009, Continental Europe accounted for 47% of total lending (35% for Spain), the UK-33%, Latin America-15% (8% for Brazil) and Sovereign-5%. The respective figures a year earlier were 52% for Continental Europe, 33% for the UK and 15% for Latin America.
Our overall net yield spread increased from 1.91% in 2008 to 2.54% in 2009. Domestic net yield spread increased from 1.29% in 2008 to 1.45% in 2009. International net yield spreads increased from 2.23% in 2008 to 3.05% in 2009. In general, spreads improved during the period in most areas due to the focus on profitability rather than volume.
Income from Equity Instruments
Income from equity instruments was €362.1 million in 2010, a 17% or €74.4 million decrease from €436.5 million in 2009, which was a 21.0% or €116.3 million decrease from €552.8 million in 2008.
The €74.4 million decrease is mainly explained by the reduction in our share capital in Iberdrola and Repsol-YPF and the sale of Unicredit Capitalia SPA and Cielo, S.A.
Income from Companies Accounted for using the Equity Method
Income from companies accounted for by the equity method increased €17.4 million during 2010 to €16.9 million. There are no entities in 2010 that contributed a significant amount of income. During 2009 income from these entities decreased by €792.3 million to €-0.5 million as a result of the full consolidation or disposition of its primary contributors.
Fee and Commission Income (net)
Fee and commission income was €9,734.1 million in 2010, a 7.2% or €654.0 million increase from €9,080.1 million in 2009. During 2009, fee and commission income increased by 9.8% as compared to €8,266.3 million obtained in 2008.
2010 compared to 2009
Fee and commission income for 2010 and 2009 was as follows:

			Amount	%
	2010	2009	Change	Change
	(in thousands of euros, except percentages)
Mutual and pension funds	1,266,730	1,177,934	88,796	7.5%
Insurance	2,050,990	1,861,169	189,821	10.2%
Securities services	784,129	774,296	9,833	1.3%
Commissions for services	5,632,301	5,266,735	365,566	6.9%
Credit and debit cards	1,138,079	1,033,383	104,696	10.1%
Account management	995,078	858,696	136,382	15.9%
Bill discounting	301,251	318,750	(17,499)	(5.5%)
Contingent liabilities	438,601	422,065	16,536	3.9%
Other operations	2,759,292	2,633,841	125,451	4.8%

Total fee and commission income (net)	9,734,150	9,080,134	654,016	7.2%
Fee and commission income rose 7.2% to €9,734.1 million in 2010 compared to 2009. The increase is mainly due to higher revenues from fee income from insurance, credit cards, account management and pension funds.
Average balances of mutual funds under management in Spain decreased 10.3% from €36.5 billion in 2009 to €32.7 billion in 2010. This decrease was due to the Bank’s strategy of promoting growth in deposits and the customer preference for this type of product to the detriment of mutual funds. However, average balances of mutual funds abroad increased by 29.8% from €60.0 billion in 2009 to €77.9 billion in 2010, mainly due to increased activity in Brazil, the United Kingdom, Mexico and Chile, which offset the decrease in Spain.

Average balances of pension funds in Spain increased by 0.4% from €9.58 billion in 2009 to €9.62 billion in 2010. Since we sold our pension funds businesses in Latin America, our only remaining pension business abroad is in Portugal. Average balances of pension funds in Portugal decreased 0.4% from €1.33 billion in 2009 to €1.32 billion in 2010.
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
Average balances of mutual funds in Spain decreased 26.3% from €49.5 billion in 2008 to €36.5 billion in 2009. This decrease was due to customer preference for time deposits and the deterioration in market conditions during 2009. Average balances of mutual funds abroad increased by 5.0% from €57.1 billion in 2008 to €60.0 billion in 2009, mainly due to increased activity in Brazil, Chile and the United Kingdom, partially offset by a decrease in Mexico, Switzerland and Portugal.
Average balances of pension funds in Spain decreased by 4.2% from €10.0 billion in 2008 to €9.6 billion in 2009. Since we sold our pension funds businesses in Latin America, our only remaining pension business abroad is in Portugal. Average balances of pension funds in Portugal decreased 5.1% from €1.4 billion in 2008 to €1.3 billion in 2009.
Gains (Losses) on Financial Assets and Liabilities (net)
Net gains on financial assets and liabilities in 2010 were €2,164.4 million, a 43.1% or €1,637.2 million decrease as compared to €3,801.6 million in 2009, which represented a 31.4% growth from €2,892.2 million in 2008. Gains (losses) on financial assets and liabilities include gains and losses arising from the following: marking to market our trading portfolio and derivative instruments, including spot market foreign exchange transactions, sales of investment securities and liquidation of our corresponding hedge or other derivative positions. For further details, see Note 44 to our consolidated financial statements.

2010 compared to 2009
Net gains on financial assets and liabilities decreased 43.1% in 2010 mainly due to Corporate Activities, where the cost of hedging exchange rates is recorded, and to lower results in some Latin American countries (due to the sale of portfolios in 2009). These negative effects were partially offset by revenues from wholesale businesses in Europe derived mainly from customer operations.
2009 compared to 2008
Net gains on financial assets and liabilities rose 31.4% to €3,801.6 million largely due to the improved performance of revenues from wholesale businesses originating mostly in customer operations.
Other operating income / expenses (net)
Net other operating income in 2010 was €106.2 million, a €37.7 million or 26.2% decrease from €143.9 million in 2009, which was a 47.1% decrease from €271.8 million in 2008. Under this line item we include income and expenses from insurance activity, from non-financial services, other commissions and charges to the Fondo de Garantía de Depósitos.
In 2010, an 11.5% increase in insurance activity was offset by an increase of other charges. Income from non-financial services remained flat.
In 2009, the increase in insurance activity and in income from non-financial services was offset by higher charges to the Fondo de Garantía de Depósitos that increased to €317.7 million from €179.0 million a year earlier.
Administrative Expenses
Administrative expenses were €16,256.0 million in 2010, a 9.7% or €1,431.4 million increase from €14,824.6 million in 2009, which was a 27.1% or €3,158.7 million increase from €11,665.9 million in 2008.
2010 compared to 2009
Administrative expenses for 2010 and 2009 were as follows:

			Amount	%
	2010	2009	Change	Change
	(in thousands of euros, except percentages)
Personnel expenses	9,329,556	8,450,283	879,274	10.4%
Other general administrative expenses	6,926,432	6,374,322	552,109	8.7%
Building and premises	1,731,165	1,613,675	117,490	7.3%
Other expenses	1,554,732	1,435,743	118,989	8.3%
Information technology	797,701	785,504	12,197	1.6%
Advertising	633,511	594,432	39,079	6.6%
Communications	670,307	631,806	38,501	6.1%
Technical reports	428,470	359,753	68,717	19.1%
Per diems and travel expenses	276,397	262,097	14,300	5.5%
Taxes (other than income tax)	376,115	312,994	63,121	20.2%
Guard and cash courier services	401,367	331,220	70,147	21.2%
Insurance premiums	56,666	47,098	9,568	20.3%

Total administrative expenses	16,255,988	14,824,605	1,431,383	9.7%

The 9.7% increase in administrative expenses in 2010 reflected a 10.4% increase in personnel expenses and a 8.7% increase in Other general administrative expenses.
All units in continental Europe and the UK slightly reduced their costs. Sovereign experienced a more significant reduction because of synergies, while Brazil’s and Mexico’s costs increased at a slower pace than the inflation rate. The only noteworthy rises were in Chile because of the impact of the earthquake, the signing of a collective bargaining agreement and business dynamics, Argentina with costs at 23% because of a collective bargaining agreement and Global Banking and Markets because of investments made in 2010 to consolidate positions reached in 2009 in its main markets.
2009 compared to 2008
Administrative expenses for 2009 and 2008 were as follows:

			Amount	%
	2009	2008	Change	Change
	(in thousands of euros, except percentages)
Personnel expenses	8,450,283	6,813,351	1,636,932	24.03
Other general administrative expenses	6,374,322	4,852,506	1,521,816	31.36
Building and premises	1,613,675	1,206,895	406,780	33.70
Other expenses	1,435,743	1,048,392	387,351	36.95
Information technology	785,504	504,196	281,308	55.79
Advertising	594,432	534,876	59,556	11.13
Communications	631,806	452,900	178,906	39.50
Technical reports	359,753	298,037	61,716	20.71
Per diems and travel expenses	262,097	257,079	5,018	1.95
Taxes (other than income tax)	312,994	279,250	33,744	12.08
Guard and cash courier services	331,220	235,207	96,013	40.82
Insurance premiums	47,098	35,674	11,424	32.02

Total administrative expenses	14,824,605	11,665,857	3,158,748	27.08
The 27.1% increase in administrative expenses in 2009 reflected a 24.0% increase in personnel expenses and a 31.4% increase in Other general administrative expenses.
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
Depreciation and Amortization
Depreciation and amortization was €1,940.0 million in 2010, a 21.5% or €343.5 million increase from €1,596.4 million in 2009, which represented a 28.8% or €356.9 million increase from €1,239.6 million in 2008. In 2010, the depreciation and amortization of intangible assets in Latin America, mainly Brazil, explain most of the increase. In 2009, the full consolidation of Banco Real and Sovereign and the acquisitions of Alliance & Leicester and Bradford & Bingley account for the majority of the increase.

Provisions (net)
Net provisions were €1,132.6 million in 2010, a 36.8% or €659.5 million decrease from €1,792.1 million in 2009, which represented a 9.2% or €151.6 million increase from €1,640.6 million in 2008. This item includes additions charged to the income statement in relation to provisions for pensions and similar obligations, provisions for contingent liabilities and commitments and other provisions (mainly provisions for restructuring costs and tax and legal litigation). The variation in 2010 is due to a €151 million decrease in provisions for pensions together with a €531 million decrease in other provisions partially offset by a €23 million increase in contingent liabilities and commitments provisions. The 9.2% increase in 2009 was mainly due to an increase in tax and legal litigation provisions partially offset by a decrease in provisions for pensions. See Note 25 to our consolidated financial statements.
Impairment Losses (net)
Impairment losses (net) were €10,729.0 million in 2010, a 8.6% or €1,014 million decrease from €11,743.0 million in 2009, which was a 60.2% or €4,410.7 million increase from €7,332.3 million in 2008.
Impairment losses are divided in the income statement as follows:

	2010	2009	2008
	(in thousands of euros)
Impairment losses on financial assets (net):	10,443,149	11,578,322	6,283,053
Loans and receivables	10,266,899	11,087,996	5,896,888
Other financial assets not measured at fair value through profit and loss	176,250	490,326	386,165
Impairment losses on other assets (net):	285,864	164,630	1,049,226
Goodwill and other intangible assets	69,399	31,249	983,929
Other assets	216,465	133,381	65,297

Total impairment losses (net)	10,729,013	11,742,952	7,332,279
2010 compared to 2009
The €821.1 million or 7.4% decrease in net impairment losses for loans and receivables in 2010 compared to 2009 reflected a €460.4 million net decrease in allowances, a €286.6 million increase in recoveries of loans previously charged-off and a €74.1 million decrease in impairment losses of other assets.
This reduction was due to improved trends in the UK and for Sovereign, and lower provisions in Latin America, which is beginning to benefit from the improvement in the economic cycle and a change in the mix of products.
Spain and Portugal, on the other hand, required higher provisions in 2010 because of the increase in bad loans and the review carried out by the Bank of Spain of the references established in the Circular 4/2004 to determine the provisions for credit risk after taking into account the experience from recent years and the current economic situation.
Our total allowances for credit losses (excluding country-risk) increased by €2,250.6 million to €20,747.7 million at December 31, 2010, from €18,497.1 million at December 31, 2009.
Non-performing balances (excluding country-risk) increased by €3,968.8 million to €28,522.4 million at December 31, 2010, compared to €24,553.6 million at December 31, 2009. Our coverage ratio was 72.7% at December 31, 2010, and 75.3% at December 31, 2009. See Item 4 of Part I, “Information on the Company—B. Business Overview—Selected Statistical Information—Impaired Balances Ratios”.
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
Net gains / (losses) on other assets
Net gains on other assets were €60.2 million in 2010, a €279.5 million decrease from €339.6 million in 2009, which represented a 81.5% or €1,492.5 million decrease from €1,832.1 million in 2008.
2010 compared to 2009

			Amount	%
	2010	2009	Change	Change
	(in thousands of euros, except percentages)
Gains / (losses) on disposal of assets not classified as non-current assets held for sale	350,323	1,565,013	(1,214,691)	(77.6)
Of which:
Disposal of investments	153,265	1,527,734	(1,374,469)	(90.0)
Gains / (losses) on disposal of non-current assets held for sale not classified as discontinued operations	(290,170)	(1,225,407)	935,236	(76.3)
Of which:
Sale of Attijariwafa Bank	—	218,223	(218,223)	—
Losses on impairment of tangible assets	(298,337)	(1,350,592)	1,052,255	(-77.9)

2009 compared to 2008

			Amount	%
	2009	2008	Change	Change
	(in thousands of euros, except percentages)
Gains / (losses) on disposal of assets not classified as non-current assets held for sale	1,565,013	101,156	1,463,857	1,447.1
Of which:
Disposal of investments (1)	1,527,734	49,967	1,477,767	2,957.5
Gains / (losses) on disposal of non-current assets held for sale not classified as discontinued operations	(1,225,407)	1,730,902	(2,956,309)	(170.8)
Of which:
Sale of Grupo Santander City	—	836,742	(836,742)	—
Antonveneta	—	3,045,647	(3,045,647)	—
Impairment and sale of RBS and Fortis	—	(2,042,695)	2,042,695	—
Sale of Attijariwafa Bank	218,223	—	218,223	—
Losses on impairment of tangible assets (2)	(1,350,592)	(70,027)	(1,280,565)	1,828.7

(1)
€1,498.9 million refer to the sale of shares of Santander Brasil as part of the initial public offering (see Item 4 “Information on the Company—A. History and Development of the Company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations—Initial Public Offering of Banco Santander (Brasil), S.A.”).

(2)	In 2009 includes impairment due to assets acquired for a gross amount of €814 million (€554 million net of taxes). For additional information, see Note 50 to our consolidated financial statements.
Income Tax
The provision for corporate income tax was €2,923.2 million in 2010, a 142.3% or €1,716.6 million increase from €1,206.6 million in 2009, which represented a 34.3% or €629.4 million decrease from €1,836.1 million in 2008. The effective tax rate was 24.3% in 2010, 11.5% in 2009 and 16.8% in 2008. For information about factors affecting effective tax rates, see Note 27 to our consolidated financial statements.
Profit / (losses) from discontinued operations
Losses from discontinued operations were €26.9 million in 2010, a €57.8 million decrease from €30.9 million profits in 2009, which represented a 90.3% or €288.3 million decrease from profits of €319.1 million in 2008.
During 2010, we did not discontinue any significant operation.
The 2009 divestment relates to the sale of our subsidiary in Venezuela to the Bank of Economic and Social Development of Venezuela (see Item 4 of Part I, “Information on the Company—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations—Banco de Venezuela”).
Profit attributable to non-controlling interest
Profit attributable to non-controlling interest was €920.9 million in 2010, a 96.1% or €451.3 million increase from €469.5 million in 2009, which represented a 3.0% or €13.5 million increase from €456.0 million in 2008. For further details, see Note 28 to our consolidated financial statements.

2010 compared to 2009
The €451.3 million increase in profit attributable to minority shareholders in 2010 was principally due to Grupo Santander Brazil. Non-controlling interest in Banco Santander (Brasil) S.A. was in 2010 €539.1 million, a €424.9 million increase from €114.2 million in 2009 due to the global offering of Banco Santander (Brasil), which closed in October 2009. This effect was partially offset by the purchase of 25% of Santander Mexico in 2010.
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
First level (geographic):
Continental Europe

				Variations
	2010	2009	2008	2010/2009	2009/2008
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	10,957	11,456	9,259	(4.4%)	23.7%
Income from equity instruments	217	218	266	(0.5%)	(18.0%)
Income from companies accounted for using the equity method	9	7	15	28.6%	(53.3%)
Net fees and commissions	3,748	3,787	4,074	(1.0%)	(7.0%)
Gains/losses on financial assets and liabilities (net)	843	687	764	22.7%	(10.1%)
Other operating income/(expenses) (net)	171	139	181	23.0%	(23.2%)
TOTAL INCOME	15,945	16,294	14,559	(2.1%)	11.9%
Administrative expenses	(5,513)	(5,334)	(4,956)	3.4%	7.6%
Personnel expenses	(3,429)	(3,306)	(3,123)	3.7%	5.9%
Other general administrative expenses	(2,084)	(2,028)	(1,833)	2.8%	10.6%
Depreciation and amortization	(639)	(570)	(500)	12.1%	14.0%
Impairment losses on financial assets (net)	(4,218)	(3,286)	(2,476)	28.4%	32.7%
Provisions (net)	(60)	(311)	(89)	(80.7%)	249.4%
Impairment losses on other assets (net)	(48)	(41)	(16)	17.1%	156.3%
Gains/(losses) on other assets (net)	(55)	(81)	(38)	(32.1%)	113.2%
OPERATING PROFIT/(LOSS) BEFORE TAX	5,412	6,671	6,484	(18.9%)	2.9%
Income tax	(1,417)	(1,768)	(1,686)	-19.9%	4.9%
PROFIT FROM CONTINUING OPERATIONS	3,995	4,903	4,798	(18.5%)	2.2%
Profit/(loss) from discontinued operations (net)	(14)	(45)	(21)	(68.9%)	114.3%
CONSOLIDATED PROFIT FOR THE YEAR	3,981	4,858	4,777	(18.1%)	1.7%
Profit attributable to non-controlling interest	96	65	109	47.7%	(40.4%)
Profit attributable to the Parent	3,885	4,793	4,668	(18.9%)	2.7%

2010 compared to 2009
In 2010, Continental Europe contributed 35.0% of the profit attributable to the Group’s operating areas. The contribution decreased from 46.4% in 2009 due to both the reduction in profits in Continental Europe and the strong growth in emerging markets, primarily in Brazil and the rest of Latin America.
Interest income was €10,957 million in 2010, which is a 4.4% or €499 million decrease from the €11,456 million obtained in 2009. Effective management of spreads and of the balance sheet was largely offset by the impact of slower business growth due to lower demand for loans, the repricing of mortgages and the higher cost of funds resulting from the strong competition for deposits.
Net fees and commissions were €3,748 million in 2010, a 1.0% decrease from €3,787 million in 2009 because of lower activity and lower demand for some products, especially mutual funds.
Gains/(losses) on financial assets and liabilities were €843 million in 2010, a 22.7% increase from €687 million in 2009. The impact of lower activity due to the weak economic environment was offset by the improvement in gains from the distribution of treasury products to customers, especially in Banesto.
Total income decreased 2.1% due to the negative performance of most areas. Only Santander Consumer Finance increased by 13.3%, backed by the most basic revenues: interest income (+13.4%) due to a rise in the average portfolio and management of spreads and fee income (+11.8%) due to greater activity and servicing in the US.
Administrative expenses were €5,513 million in 2010, a 3.4% increase from €5,334 million in 2009. This growth was mainly due to the increase in the scope of consolidation in Santander Consumer Finance and the increase in costs at Global Banking & Markets, as the Santander Branch Network, Banesto and Portugal reduced their costs.
Impairment losses on financial assets were €4,218 million in 2010, a 28.4% increase from €3,286 million in 2009. This strong increase resulted mainly from the review carried out by the Bank of Spain of the references established in the Circular 4/2004 to determine the provisions for credit risk after taking into account the experience from recent years and the current economic situation. The NPL ratio increased from 3.6% in 2009 to 4.3% in 2010, while NPL coverage decreased from 77% in 2009 to 71% in 2010.
Profit attributable to the Parent was €3,885 million in 2010, a 18.9% or €908 million decrease from €4,793 million in 2009. The main reasons for this decrease were weak revenues affected by the economic environment and the increase in provisions mentioned above.
2009 compared to 2008
In 2009, Continental Europe contributed 46.4% of the profit attributable to the Group’s operating areas. The main driver of growth in Continental Europe was the rise in interest income.
Growth reflected some perimeter effect, mainly in total income from the consolidation of the acquired consumer businesses (primarily, GE Money in the first quarter of 2009).
Interest income was €11,456 million in 2009, which is a 23.7% or €2,197 million increase from the €9,259 million obtained in 2008. The increase was largely driven by active management of spreads that offset the slowdown in volumes, in line with the market trend. Interest income from the Santander Branch Network rose 16.0%, Santander Consumer Finance, aided by the latest acquisitions increased 31.8% and Global Wholesale Banking increased due to a sharp rise in spreads. Revenues from insurance increased 15.3% to €122 million.
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
United Kingdom

				Variations
	2010	2009	2008	2010/2009	2009/2008
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	4,431	3,934	2,411	12.6%	63.2%
Income from equity instruments	—	—	—	n/a	n/a
Income from companies accounted for using the equity method	—	—	1	n/a	n/a
Net fees and commissions	957	993	926	(3.6%)	7.2%
Gains/losses on financial assets and liabilities (net)	465	506	500	(8.1%)	1.2%
Other operating income/(expenses) (net)	28	27	49	3.7%	(44.9%)
TOTAL INCOME	5,881	5,460	3,887	7.7%	40.5%
Administrative expenses	(2,028)	(1,997)	(1,603)	1.6%	24.6%
Personnel expenses	(1,209)	(1,170)	(986)	3.3%	18.7%
Other general administrative expenses	(819)	(827)	(617)	(1.0%)	34.0%
Depreciation and amortization	(286)	(231)	(158)	23.8%	46.2%
Impairment losses on financial assets (net)	(760)	(881)	(457)	(13.7%)	92.8%
Provisions (net)	(132)	16	(29)	(925.0%)	(155.2%)
Impairment losses on other assets (net)	—	—	—	n/a	n/a
Gains/(losses) on other assets (net)	47	—	32	n/a	n/a
OPERATING PROFIT/(LOSS) BEFORE TAX	2,722	2,367	1,672	15.0%	41.6%
Income tax	(737)	(641)	(425)	15.0%	50.8%
PROFIT FROM CONTINUING OPERATIONS	1,985	1,726	1,247	15.0%	38.4%
Profit/(loss) from discontinued operations (net)	—	—	—	n/a	n/a
CONSOLIDATED PROFIT FOR THE YEAR	1,985	1,726	1,247	15.0%	38.4%
Profit attributable to non-controlling interest	—	—	—	n/a	n/a
Profit attributable to the Parent	1,985	1,726	1,247	15.0%	38.4%

2010 compared to 2009
In 2010, the United Kingdom contributed 17.9% of the profit attributable to the Parent bank’s total operating areas. The 2010 results were driven by strong income growth, strict control of costs and lower provisions.
Interest income was €4,431 million in 2010, a 12.6% or €497 million increase from €3,934 million in 2009. The increase in interest income reflects the balanced growth of loans and deposits. The higher spread on loans was partly offset by the higher cost of the deposit capturing campaign. Moreover, the increased cost of funds and liquid assets, mainly in the second half of 2010, partly offset the strength of the core activity adding pressure on net interest income. There was a positive impact from greater retention of mortgages and customers’ preference for variable rate mortgages in Retail Banking. In addition, growth in bank account liability balances and hedging strategies helped to reduce the impact of lower interest rates on deposits. Prudent management of spreads and growth in loans and deposits in SMEs and corporations also helped to increase interest income.
Net fees and commissions were €957 million in 2010, a 3.6% or €36 million decrease from €993 million in 2009. This decrease was in line with the market trend in the UK. In retail business, revenue was reduced by the lower cancellation of mortgages and the policy of reducing uncollateralized loans. The change in the mix from structured products to managed customer funds also continued, reducing current revenues but we expect it will produce higher fees in the future.
Gains / losses on financial assets and liabilities were €465 million in 2010, a 8.1% or €41 million decrease from €506 million in 2009 as the favorable market situation in 2009 was not repeated in 2010 and there were losses in the sale of the portfolio of Alliance & Leicester, which has been discontinued.
Administrative expenses were €2,028 million in 2010, a 1.6% or €31 million increase from €1,997 million in 2009. The cost savings obtained from synergies from the acquisition of Alliance & Leicester were reinvested in growth in Corporate Banking and Global Banking & Markets. We continued to eliminate overlapping functions in back office and support departments.
Impairment losses on financial assets were €760 million in 2010, a 13.7% or €121 million decrease from €881 million in 2009, due to the better evolution of retail products, mainly mortgages, enabling us to maintain high coverage levels.
The NPL ratio was 1.8% at the end of 2010 (compared to 1.7% at December 2009). The stock of foreclosed properties remained very low at 0.05% of the total portfolio. The evolution, in general, was better than the sector, according to the Council of Mortgage Lenders (the “CML”). NPL coverage was 46% (compared to 44% at December 2009).
Provisions were €132 million in 2010, a €148 million increase from releases of €16 million in 2009 mainly due to the establishment in the fourth quarter of 2010 of a £74 million provision for possible contingencies.
Profit attributable to the Parent was €1,985 million in 2010, a 15.0% or €259 million increase from €1,726 million in 2009, as a result of the combined effect of higher revenues, stable costs and lower provisions.
2009 compared to 2008
In 2009, United Kingdom contributed 16.7% of the profit attributable to the Parent bank’s total operating areas. The 2009 results were driven by strong income growth across all businesses, which exceeded the increase in impairment losses, as well as continued cost control.
Interest income was €3,934 million in 2009, a 63.2% or €1,523 million increase from €2,411 million in 2008. Of the total increase, €930 million represented the inclusion of the net interest income in 2009 of Alliance & Leicester. The remaining increase of €593 million was driven by strong income growth across all businesses. Net interest income grew because of active management of spreads with mortgage spreads being higher in new loans and because the impact of the reduction of spreads in deposits was offset by a balanced mix of products and proactive hedging strategies.

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
Impairment losses on financial assets were €881 million in 2009, a 92.8% or €424 million increase from €457 million in 2008. Of the total increase, €237 million represented the inclusion of Alliance & Leicester’s impairment losses in 2009. The remaining increase of €187 million was distributed across all products with the largest increase relating to mortgages, as the impact of falling house prices and the lagged effect of unemployment, as anticipated, started to emerge. Most of the impact losses occurred in the first half of the year with second half performance stabilizing and in some areas improving. With respect to mortgages, the second half of the year saw a slower rate of growth in arrearages with fewer losses than observed earlier in the year in part as a result of collection activities and mitigating actions, but also due to the low interest rate environment and the slight upturn in housing prices. The improvement in performance across all portfolios in the second half of the year exceeded set expectations. A strong mortgage coverage ratio of close to 21% has been preserved.
The NPL ratio was 1.7% at the end of 2009 (compared to 1.6% at September 2009 and 1.0% at December 2008). The NPL ratio in mortgages rose by a smaller extent, ending the year at 1.4% (compared to 1.3% at September 2009 and 0.9% at December 2008). This ratio compares favorably with the rest of the sector, which, according to the CML, was 2.4% at the end of 2009. The stock of properties in possession dropped to only 0.05% of the total portfolio compared to 0.14% to the CML.
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

Latin America

				Variations
	2010	2009	2008	2010/2009	2009/2008
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	14,778	11,959	8,025	23.6%	49.0%
Income from equity instruments	80	96	58	(16.7%)	65.5%
Income from companies accounted for using the equity method	10	10	680	0.0%	(98.5%)
Net fees and commissions	4,661	3,925	3,208	18.8%	22.4%
Gains/losses on financial assets and liabilities (net)	1,410	1,663	857	(15.2%)	94.0%
Other operating income/(expenses) (net)	(163)	15	10	n/a	50.0%
TOTAL INCOME	20,776	17,668	12,838	17.6%	37.6%
Administrative expenses	(7,193)	(6,032)	(4,651)	19.2%	29.7%
Personnel expenses	(3,955)	(3,210)	(2,504)	23.2%	28.2%
Other general administrative expenses	(3,238)	(2,822)	(2,147)	14.7%	31.4%
Depreciation and amortization	(778)	(566)	(404)	37.5%	40.1%
Impairment losses on financial assets (net)	(4,687)	(4,979)	(3,020)	(5.9%)	64.9%
Provisions (net)	(990)	(681)	(533)	45.4%	27.8%
Impairment losses on other assets (net)	(12)	(22)	(6)	(45.5%)	266.7%
Gains/(losses) on other assets (net)	255	40	54	537.5%	(25.9%)
OPERATING PROFIT/(LOSS) BEFORE TAX	7,371	5,428	4,278	35.8%	26.9%
Income tax	(1,717)	(1,257)	(663)	36.6%	89.6%
PROFIT FROM CONTINUING OPERATIONS	5,654	4,171	3,615	35.6%	15.4%
Profit/(loss) from discontinued operations (net)	—	91	340	(100.0%)	(73.2%)
CONSOLIDATED PROFIT FOR THE YEAR	5,654	4,262	3,955	32.7%	7.8%
Profit attributable to non-controlling interest	850	428	346	98.6%	23.7%
Profit attributable to the Parent	4,804	3,834	3,609	25.3%	6.2%
2010 compared to 2009
In 2010, Latin America contributed 43.3% of the profit attributable to the Parent bank’s total operating areas with strong growth in all countries.
Interest income was €14,778 million in 2010, a 23.6% or €2,819 million increase from €11,959 million in 2009, due to greater volumes, the change of mix toward lower risk products and defending spreads in an environment of lower interest rates than in 2009. In local currency, the increase was 6.2%.
Net fees and commissions were €4,661 million in 2010, a 18.8% or €736 million increase from €3,925 million in 2009. The main drivers of growth were, in local currency, insurance activity (+18%), mutual funds (+14%), credit cards (+10%), cash management (+8%) and foreign trade (+7%). Income from the administration of accounts, however, was 2% lower due to the negative impact from regulatory changes that eliminated certain commissions.
Gains / losses on financial assets and liabilities were €1,410 million in 2010, a 15.2% or €253 million decrease from €1,663 million in 2009, largely due to large capital gains in securities portfolios in 2009 that were not repeated in 2010.
Administrative expenses were €7,193 million in 2010, a 19.2% or €1,161 million increase from €6,032 million in 2009. In Brazil, Mexico, Colombia, Uruguay and Puerto Rico, costs grew (in local currency) in line with or below their respective inflation rates. In Argentina, they increased 26.9% (in local currency) due to the renegotiation of the collective bargaining agreement (+23%) in a context of significant growth in inflation. In Chile, the impact of the earthquake and the signing of a collective bargaining agreement produced an increase of 7.8% (in local currency).

Impairment losses on financial assets were €4,687 million in 2010, a 5.9% or €292 million decrease from €4,979 million in 2009. The better macroeconomic environment and outlook, together with active risk management and a notable improvement in risk premiums (from 4.8% in 2009 to 3.6% in 2010), is beginning to be reflected in provisions (-19.5%). The NPL ratio declined 14 basis points, from 4.25% to 4.11%, while coverage was stable at 104%.
Profit attributable to the non-controlling interest was €850 million in 2010, a 98.6% or €422 million increase from €428 million in 2009. This strong increase is the net result of the sale of Santander Brazil shares in 2009 and 2010 and the acquisition of the non-controlling interest of Santander Mexico in September 2010.
Profit attributable to the Parent was €4,804 million in 2010, a 25.3% or €970 million increase from €3,834 million in 2009 reflecting the strong growth of the region, the strict control of expenses (with the increase being below that of inflation) and the intense management of recoveries of bad loans (resulting in a notable decline in loan-loss provisions). The increase in profit attributable to the Parent bank was positively affected by the exchange rate impact and negatively affected by the sale of Banco de Venezuela and by higher non-controlling interest. By segment and excluding these impacts, Retail Banking’s attributable profit was 32.8% higher, Wholesale Banking’s attributable profit declined 8.5% (notably influenced by very good results in 2009) and Asset Management and Insurance’s attributable profit rose 9.5%.
2009 compared to 2008
In 2009, Latin America contributed 37.1% of the profit attributable to the Parent bank’s total operating areas. This was due to a growth in all the countries in the region, with the exception of Mexico.
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
Income from companies accounted for using the equity method was €10 million in 2009 compared to €680 million in 2008. This difference was due to the contribution from RFS Holdings, B.V. (essentially, Banco Real) which in 2008 consolidated nine months of profit after tax in this line, while in 2009 Banco Real results were consolidated in the appropriate income statement line items.
Net fees and commissions were €3,925 million in 2009, 22.4% or €717 million increase from €3,208 million in 2008 mostly due to the inclusion of Banco Real for the entire year. Of note was fee income growth in Chile (4% in local currency) as a result of increases in international trade (+50.0%), insurance (+20.5%) and credit cards (+19.4%). In other areas, fees decreased slightly due to regulatory pressures.
Gains / losses on financial assets and liabilities were €1,663 million in 2009, a 94% or €806 million increase from €857 million in 2008 due to inclusion of Banco Real together with higher customer activity and benefits from lower interest rates.
Administrative expenses were €6,032 million in 2009, a 29.7% or €1,381 million increase from €4,651 million in 2008 affected by the consolidation of Banco Real for all of 2009.
Impairment losses on financial assets were €4,979 million in 2009, a 64.9% or €1,959 million increase from €3,020 million in 2008. This increase was due to both the consolidation of Banco Real for the whole year and, equally, to increased provisions across the region. The economic downturn generally eroded credit quality. Most of the impact was felt in the first half of the year, second half performance stabilized in some countries and improved in others as a result of risk management activities. The NPL ratio was 4.2% at the end of 2009 (2.9% in December 2008), while coverage was 105% (108% in December 2008).

Profit attributable to the Parent was €3,834 million in 2009, a 6.2% or €225 million increase from €3,609 million in 2008. Retail Banking’s attributable profit declined 9.3% impacted by the sale of Banco de Venezuela and higher non-controlling interest in Brazil. Global Wholesale Banking’s attributable profit increased 77.9% due to 31.2% growth in total income, lower costs and reduced provisions for loan losses, and the attributable profit of Asset Management and Insurance rose 17.4%.
Sovereign

			Variations
(in millions of euros)	2010	2009(1)	2010/2009

INTEREST INCOME / (CHARGES)	1,736	1,160	49.7%
Income from equity instruments	1	1	0.0%
Income from companies accounted for using the equity method	—	(3)	(100.0%)
Net fees and commissions	408	380	7.4%
Gains/losses on financial assets and liabilities (net)	29	14	107.1%
Other operating income/(expenses) (net)	(67)	(89)	(24.7%)
TOTAL INCOME	2,107	1,463	44.0%
Administrative expenses	(832)	(766)	8.6%
Personnel expenses	(468)	(457)	2.4%
Other general administrative expenses	(364)	(309)	17.8%
Depreciation and amortization	(105)	(115)	(8.7%)
Impairment losses on financial assets (net)	(510)	(571)	(10.7%)
Provisions (net)	(66)	(55)	20.0%
Impairment losses on other assets (net)	(19)	(1)	1,800.0%
Gains/(losses) on other assets (net)	(6)	(2)	200.0%
OPERATING PROFIT/(LOSS) BEFORE TAX	569	(47)	n/a
Income tax	(143)	22	n/a
PROFIT FROM CONTINUING OPERATIONS	426	(25)	n/a
Profit/(loss) from discontinued operations (net)	—	—	n/a
CONSOLIDATED PROFIT FOR THE YEAR	426	(25)	n/a
Profit attributable to non-controlling interest	—	—	n/a
Profit attributable to the Parent	426	(25)	n/a

(1)	As Sovereign was fully acquired on January 30, 2009, only 11 months for 2009 are presented for 2009.
2010 compared to 2009
In 2010, Sovereign contributed 3.8% of the profit attributable to the Parent bank’s total operating areas.
Interest income for 2010 was €1,736 million, a 49.7% or €576 million increase as compared to €1,160 million for 2009, mainly due to the management of prices in loans, the lower cost of deposits and ALCO management, which offset the lower volume of loans.
Administrative expenses were €832 million in 2010, a 8.6% or €66 million increase as compared to €766 million in 2009. Depreciation and amortization was €105 million in 2010, a 8.7% or €10 million decrease as compared to €115 million in 2009. Operating expenses reflect the efforts to reduce costs, the positive impact of synergies and the optimization of structures.

Impairment losses on financial assets were €510 million in 2010, a 10.7% or €61 million decrease as compared to €571 million in 2009, due to containment of bad loans and the recovery capacity during the whole credit cycle. This is reflected in a better than expected evolution of credit quality: the NPL ratio declined from 5.35% to 4.61% and coverage rose from 62% to 75%.
Profit attributable to the Parent was €426 million in 2010, a €451 million increase as compared to a loss of €25 million in 2009. Sovereign consolidated the profitability of its franchise in 2010 and secured the breakeven point reached in the fourth quarter of 2009 due to effective management of spreads, the better mix of loans and deposits, control of costs and enhanced credit quality.
Corporate Activities

				Variations
	2010	2009	2008	2010/2009	2009/2008
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	(2,678)	(2,210)	(2,157)	21.2%	2.5%
Income from equity instruments	64	121	229	(47.1%)	(47.2%)
Income from companies accounted for using the equity method	(2)	(15)	96	(86.7%)	(115.6%)
Net fees and commissions	(40)	(5)	59	700.0%	(108.5%)
Gains/losses on financial assets and liabilities (net)	(141)	1,376	1,353	n/a	1.7%
Other operating income/(expenses) (net)	137	52	32	163.5%	62.5%
TOTAL INCOME	(2,660)	(681)	(388)	290.6%	75.5%
Administrative expenses	(690)	(695)	(455)	(0.7%)	52.7%
Personnel expenses	(269)	(307)	(200)	(12.4%)	53.5%
Other general administrative expenses	(421)	(388)	(255)	8.5%	52.2%
Depreciation and amortization	(132)	(114)	(177)	15.8%	(35.6%)
Impairment losses on financial assets (net)	(268)	(1,861)	(331)	(85.6%)	462.2%
Provisions (net)	115	(762)	(989)	n/a	(23.0%)
Impairment losses on other assets (net)	(207)	(100)	(1,027)	107.0%	(90.3%)
Gains/(losses) on other assets (net)	(180)	382	1,783	n/a	(78.6%)
OPERATING PROFIT/(LOSS) BEFORE TAX	(4,022)	(3,831)	(1,584)	5.0%	141.9%
Income tax	1,091	2,437	938	(55.2%)	159.8%
PROFIT FROM CONTINUING OPERATIONS	(2,931)	(1,394)	(646)	110.3%	115.8%
Profit/(loss) from discontinued operations (net)	(13)	(15)	—	(13.3%)	n/a
CONSOLIDATED PROFIT FOR THE YEAR	(2,944)	(1,409)	(646)	108.9%	118.1%
Profit attributable to non-controlling interest	(25)	(24)	1	4.2%	n/a
Profit attributable to the Parent	(2,919)	(1,385)	(647)	110.8%	114.1%
2010 compared to 2009
Interest income /(charges) for Corporate Activities was a loss of €2,678 million in 2010, a 21.2% increase as compared to 2009 due to higher financial costs of credit. Corporate Activities mainly provides liquidity to the businesses of the Parent bank in Spain at the euribor or swap rate. The higher cost of credit, largely due to liquidity tensions in the market, was not immediately passed on to the various businesses. This increased cost was reflected in the financing of the goodwill of the Group’s investments and also proportionally raised the cost of such investments’ financing. The net interest income of the ALCO portfolios showed no substantial changes.

Income from equity instruments was €64 million in 2010, a 47.1% decrease from 2009. This item has declined significantly in recent years as a result of the disposal of our equity stakes.
Gains / losses on financial assets and liabilities were a loss of €141 million in 2010, a €1,517 million decrease as compared to gains of €1,376 million in 2009. This item includes gains / losses from centralized management of interest rate and currency risk of the Parent bank as well as from equities. The main reason for the variation in 2010 was due to hedging. In 2009, the impact from hedging the results of units was low, and there were positive returns on the ALCO portfolio of the Parent bank and on the business of equity stakes. In 2010, the situation reverted, with higher losses from the hedging of the results of subsidiaries (which were compensated with higher results in euros for the business units) and allowances for financial investments in the portfolio of equity stakes.
Administrative expenses were €690 million in 2010, in line with €695 million in 2009. The growth in general expenses from rentals was offset by the reduction in personnel expenses from variable remuneration.
In 2010, Corporate Activities net provisions were releases of €115 million, impairment losses on financial assets were €268 million, impairment losses on other assets were €207 million and losses on other assets were €180 million. Of note was that the significant gains and provisions booked in 2009 and described below did not occur in 2010.
Loss attributable to the Parent amounted to €2,919 million in 2010, a €1,534 million increase as compared to a loss of €1,385 million in 2009.
2009 compared to 2008
Net interest income for Corporate Activities was a loss of €2,210 million in 2009 in line with 2008.
Income from equity instruments was €121 million in 2009, a 47.2% decrease from 2008 due to lower dividends from Royal Bank of Scotland and Fortis (€436 million in 2009 versus €553 million in 2008).
Income from companies accounted for using the equity method was a loss of €15 million in 2009 compared to a gain of €96 million in 2008 due to the sale of the stake in CEPSA.
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
In 2009, net provisions were €762 million, impairment losses were €1,861 million and gains on other assets were €382 million. These line items include the following: gains of €1,499 million from the initial public offering of Santander Brasil and gains of €218 million from the sale of Attijariwafa Bank. This was offset by loan loss provisions of €1.5 billion (€1,041 million net of taxes), provisions for real estate acquired of €814 million (€554 million net of taxes), an additional provision for Metrovacesa for €269 million, a restructuring fund for GE and Sovereign for €260 million and other funds for €463 million, including early retirements.
Loss attributable to the Parent amounted to €1,385 million in 2009 because of lower income (due to the sale of the stake in CEPSA and lower dividends from RBS and Fortis), higher costs (the sale of Santander Financial City in Spain which generated higher administrative costs) and higher provisions (mainly related to Metrovacesa).

Second level (business):
Retail Banking

				Variations
	2010	2009	2008	2010/2009	2009/2008
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	28,994	25,800	17,613	12.4%	46.5%
Income from equity instruments	101	128	154	(21.1%)	(16.9%)
Income from companies accounted for using the equity method	19	14	556	35.7%	(97.5%)
Net fees and commissions	8,058	7,527	6,861	7.1%	9.7%
Gains/losses on financial assets and liabilities (net)	1,333	1,452	1,100	(8.2%)	32.0%
Other operating income/(expenses) (net)	(384)	(224)	31	71.4%	(822.6%)
TOTAL INCOME	38,121	34,697	26,315	9.9%	31.9%
Administrative expenses	(13,929)	(12,681)	(9,857)	9.8%	28.6%
Personnel expenses	(8,002)	(7,236)	(5,806)	10.6%	24.6%
Other general administrative expenses	(5,927)	(5,445)	(4,051)	8.9%	34.4%
Depreciation and amortization	(1,623)	(1,362)	(946)	19.2%	44.0%
Impairment losses on financial assets (net)	(10,168)	(9,744)	(5,672)	4.4%	71.8%
Provisions (net)	(1,222)	(1,010)	(607)	21.0%	66.4%
Impairment losses on other assets (net)	(69)	(57)	(24)	21.1%	137.5%
Gains/(losses) on other assets (net)	235	(33)	43	n/a	n/a
OPERATING PROFIT/(LOSS) BEFORE TAX	11,345	9,810	9,252	15.6%	6.0%
Income tax	(2,743)	(2,341)	(1,825)	17.2%	28.3%
PROFIT FROM CONTINUING OPERATIONS	8,602	7,469	7,427	15.2%	0.6%
Profit/(loss) from discontinued operations (net)	(14)	46	319	n/a	(85.6%)
CONSOLIDATED PROFIT FOR THE YEAR	8,588	7,515	7,746	14.3%	(3.0%)
Profit attributable to non-controlling interest	648	333	434	94.6%	(23.3%)
Profit attributable to the Parent	7,940	7,182	7,312	10.6%	(1.8%)
2010 compared to 2009
In 2010, the Group’s Retail Banking segment generated 71.5% of the profit attributed to the Group’s total operating areas.
Interest income / (charges) was €28,994 million in 2010, a 12.4% or €3,194 million increase from €25,800 million in 2009, driven by management of spreads against a background of weak business growth. This variation was positively impacted by the increase in scope of consolidation and exchange rates.
Net fees and commissions were €8,058 million in 2010, a 7.1% or €531 million increase from €7,527 million in 2009. This variation was also positively affected by the increase in scope of consolidation and exchange rates.
Gains / (losses) on financial assets and liabilities were €1,333 million in 2010, a 8.2% or €119 million decrease from €1,452 million in 2009.

Administrative expenses were €13,929 million in 2010, a 9.8% or €1,248 million increase from €12,681 million in 2009 while depreciation and amortization costs were €1,623 million in 2010, a 19.2% or €261 million increase from €1,362 million in 2009. These operating costs remained flat, eliminating the effects of the increase in the scope of consolidation and of the exchange rates.
Impairment losses on financial assets were €10,168 million in 2010, a 4.4% or €424 million increase from €9,744 million in 2009. These figures reflect the impact of the extraordinary provision in Spain made in the third quarter of 2010 because of the Bank of Spain’s new regulations. Excluding this one-off impact and the scope of consolidation and foreign exchange effects, provisions were lowered by 10.1%, reflecting the quality of integral management of risk in all of the Group’s units.
Profit attributable to non-controlling interest was €648 million in 2010, a €315 million increase as compared to €333 million in 2009. This increase is the net result of the placement of Santander Brazil shares in 2009 and 2010 and acquisition of the non-controlling interest of Santander Mexico in September 2010.
Profit attributable to the Parent was €7,940 million in 2010, a 10.6% or €758 million increase from €7,182 million in 2009 reflecting an increase in interest income together with a rigorous control of expenses.
Retail Banking in Continental Europe was affected the most by the economic environment. Total income declined 3.0% while profit attributable to the Parent bank dropped 23.1% because of higher provisions. The main drivers were moderate business volumes and falls in lending, good management of asset spreads in an environment of strong pressure and low interest rates, the impact of the Group’s policy for capturing deposits, control of costs and the effect of the extra provisions under the new regulations.
The profit of Retail Banking in the United Kingdom was 16.0% higher than in 2009. Growth in total income was spurred by net interest income and lower costs.
The results of Retail Banking in Latin America came from growth in basic revenues (net interest income and fee income), control of costs compatible with business development (benefiting from Brazil’s synergies) and lower loan-loss provisions. Total income and costs rose moderately. As a result of a lower level of provisions profit attributable to the Parent bank rose 41.6% albeit with increased non-controlling interest.
Despite the negative impact of markets, Global Private Banking’s volume of managed assets was higher than in 2009 due to the capturing of new business and more customers. The volume stood at €97,888 million at the end of 2010, a 10.6% increase compared to 2009 with the effect of the variation in the scope of consolidation eliminated. Profit attributable to the Parent bank was €283 million (as compared to €330 million in 2009). Total income was hit by net interest income due to the evolution of interest rates, offset by higher fee income. Expenses, due to continued strict control, remained relatively stable and provisions continued to have a low share of costs.
2009 compared to 2008
The Group’s Retail Banking segment generated 69.5% of the operating areas’ total profit attributable to the Parent bank.
Interest income increased 46.5% to €25,800 million due to the impact of new acquisitions (including Banco Real, Alliance & Leicester, Bradford & Bingley and GE Money) and effective margin management in all the regions. Loans grew 11% in 2009, while deposits experienced a growth of 23%, more positively impacted by the new acquisitions.
Net fees and commissions were €7,527 million in 2009, a 9.7% increase from €6,861 million in 2008, favorably influenced by the new acquisitions.
Gains / losses on financial assets and liabilities were €1,452 million in 2009, a 32.0% increase from €1,100 million in 2008.

Administrative expenses were €12,681 million in 2009, a 28.6% increase from €9,857 million in 2008. This increase was due to the inclusion of the administrative expenses of the new acquisitions. The underlying administrative expenses (excluding exchange rate effects and acquisitions) remained flat largely due to the streamlining of back-office operations and support functions due to the integration synergies. This had a positive effect on our cost income ratio.
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
Profit attributable to the Parent was €7,182 million in 2009, a 1.8% decrease from €7,312 million in 2008.
Retail Banking in Continental Europe increased its net interest income by 23.2% while attributable profit decreased by 3.7%. The main drivers were moderate business volumes, good management of spreads in an environment of lower interest rates, control of costs (flat on a like-for-like basis) and increase of impairment losses.
The profit of Retail Banking in the United Kingdom was 34.6% higher due to the good performance of Santander UK and the consolidation of Alliance & Leicester and Bradford & Bingley. The drivers were the same as for other units: higher revenues spurred by net interest income and lower growth in costs offset by higher loan-loss provisions.
The results of Retail Banking in Latin America are explained by the full consolidation of Banco Real for the all of 2009 together with growth in customer business, good net interest income performance within the region’s environment of lower economic growth, effective control of expenses compatible with business development and savings from synergies in Brazil. Net interest income rose 52.3%, compared to 2008, and total income was 36.6% higher compared to 2008, while operating expenses grew at a slightly slower pace improving the efficiency ratio. However, as a result of the big increase in loss provisions, attributable profit was 12.1% lower, although on an improving trend.
Private banking activity was lower in the first half of 2009 because of the economic developments in the second half of 2008. Total income declined 6.9% due to the reduction in average volumes managed and the shift in customer preferences towards a more conservative mix of products. This was mitigated to some extent by the 9.9% decline in personnel and general costs. Attributable profit was 1.6% higher at €330 million.

Global Wholesale Banking

				Variations
	2010	2009	2008	2010/2009	2009/2008
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	2,676	2,508	1,892	6.7%	32.6%
Income from equity instruments	197	187	164	5.3%	14.0%
Income from companies accounted for using the equity method	—	—	87	n/a	(100.0%)
Net fees and commissions	1,292	1,128	883	14.5%	27.7%
Gains/losses on financial assets and liabilities (net)	1,364	1,384	995	(1.4%)	39.1%
Other operating income/(expenses) (net)	(22)	(22)	(45)	—	(51.1%)
TOTAL INCOME	5,507	5,185	3,976	6.2%	30.4%
Administrative expenses	(1,343)	(1,169)	(1,060)	14.9%	10.3%
Personnel expenses	(898)	(758)	(672)	18.5%	12.8%
Other general administrative expenses	(445)	(411)	(388)	8.3%	5.9%
Depreciation and amortization	(137)	(88)	(98)	55.7%	(10.2%)
Impairment losses on financial assets (net)	(5)	34	(281)	(114.7%)	n/a
Provisions (net)	(11)	5	(26)	(320.0%)	n/a
Impairment losses on other assets (net)	(10)	(3)	—	233.3%	n/a
Gains/(losses) on other assets (net)	5	—	4	n/a	(100.0%)
OPERATING PROFIT/(LOSS) BEFORE TAX	4,006	3,964	2,515	1.1%	57.6%
Income tax	(1,071)	(1,084)	(775)	(1.2%)	39.9%
PROFIT FROM CONTINUING OPERATIONS	2,935	2,880	1,740	1.9%	65.5%
Profit/(loss) from discontinued operations (net)	—	—	—	n/a	n/a
CONSOLIDATED PROFIT FOR THE YEAR	2,935	2,880	1,740	1.9%	65.5%
Profit attributable to non-controlling interest	238	132	(1)	80.3%	n/a
Profit attributable to the Parent	2,697	2,748	1,741	(1.9%)	57.8%
2010 compared to 2009
The Global Wholesale Banking segment generated 24.3% of the operating areas’ total profit attributable to the Group in 2010. The rise in revenues was offset by higher costs and provisions and contributed to a 1.9% fall in profit attributable to the Parent bank. Other reasons for this fall included higher non-controlling interest in Brazil because of the listing in October 2009 and the higher provisions. Nonetheless, the performance in 2010 was still notable and only slightly behind 2009, a record year in revenues and profits which were spurred by high spreads and volatility and reduced competition. The normalization of the environment in 2010 contributed to positive results, which continued to be backed by a business model focused on customers, the area’s global capacities and its connection with local units.
Interest income / (charges) were €2,676 million in 2010, a 6.7% or €168 million increase from €2,508 million in 2009, after absorbing deleveraging of mature markets, the higher cost of liquidity and normalization of spreads.
Net fees and commissions were €1,292 million in 2010, a 14.5% or €164 million increase from €1,128 million in 2009, aided by the disintermediation trends in some Latin American countries. In these countries, more companies are obtaining liquidity through bond issuances made with the Bank instead of through loans. As a result, commissions have increased.
Gains / (losses) on financial assets and liabilities were €1,364 million in 2010, a 1.4% or €20 million decrease from €1,384 million in 2009.

Administrative expenses were €1,343 million in 2010, a 14.9% or €174 million increase from €1,169 million in 2009, reflecting the investments made and some exchange rate impact.
Depreciation and amortization costs were €137 million in 2010, a 55.7% or €49 million increase from €88 million in 2009.
Impairment losses on financial assets were €5 million in 2010 as compared to releases of €34 million in 2009.
Profit attributable to non-controlling interest was €238 million in 2010, a €106 million increase as compared to €132 million in 2009.
Profit attributable to the Parent was €2,697 million in 2010, a 1.9% or €51 million decrease from €2,748 million in 2009. The results were supported by strong and diversified client revenues (86% of the total). They were 3.4% higher than in 2009. The weak evolution in Spain was offset by a higher contribution in euros from other large areas.
The product areas also made progress in their increasingly global business vision, which is adapted to the changing needs of markets and clients. Their performance was as follows:
Global Transaction Banking, which includes Cash Management, Trade Finance and Basic Financing, increased its client revenues by 15%. Growth was solid but lower than in 2009 because of a smaller rise in volumes and lower spreads.
During 2010 Corporate Finance (including Mergers and Acquisitions and Asset & Capital Structuring) stepped up its efforts in origination and presentation of new ideas. This resulted in a larger and more solid pipeline of projects and allowed for maintaining operations in an unfavorable environment. Customer revenues rose 44% due to a very active fourth quarter in Brazil and the UK, which returned business to pre-crisis levels.
Credit Markets, which include origination and risk management units and distribution, with capital market instruments as well as pure loans and structured financings for the corporate, financial and public sectors, continued to generate solid client revenues (+14%) with a good performance by products and countries.
The client revenues of the rates area (including trading activities, structuring and distribution of foreign exchange and bonds and interest rate derivatives for the Group’s wholesale and retail clients) declined 10%. The larger volumes with institutional and mid-corp clients did not offset the impact on revenues of the normalization of spreads since the highs reached in 2009.
The revenues of the Global Equities area (activities related to the equity markets, settlement and custody) in 2010 were 10% lower than in 2009 (a record year). The factors behind the fall were the considerable degree of uncertainty in the markets, the significant fall in share prices, high volatility and sharp declines in trading volumes. Nonetheless, Santander managed to defend its position in key markets.
2009 compared to 2008
Global Wholesale Banking generated 26.6% of the operating areas’ profit attributable to the Parent bank in 2009. Growth was generated by clients in our core markets and was positively influenced by our diversified portfolio.
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
Interest income was €2,508 million in 2009, a 32.6% or €616 million increase from €1,892 million in 2008. Net fees and gains on financial assets and liabilities increased 27.7% and 39.1%, respectively, due to increased transaction volumes and margin improvements.
Administrative expenses were €1,169 million in 2009, a 10.3% increase from €1,060 million in 2008. This increase, much lower than that of total income (+30.4%), was due to strict control of expenses and allowed for improvement in the efficiency ratio.
Impairment losses on financial assets were a gain of €34 million in 2009 versus a loss of €281 million in 2008. The main reason is a decrease in provisions, which had increased in 2008 due to certain large operations that took place in the second half of 2008.
Profit attributable to the Parent was €2,748 million in 2009, a 57.8% increase from €1,741 million in 2008. All geographic areas increased their revenues: Continental Europe (+27%), United Kingdom (+7%) and Latin America (+26%). These growth rates were achieved with strict management of volumes and risks. The area’s risk weighted asset levels at the end of 2009 were lower than in 2008.
The product areas also made progress in their increasingly global business vision, which is adapted to the changing needs of markets and customers. Their performance was as follows:
Global Transaction Banking: increased its customer revenues 34%, backed by solid market position, where it provides local and regional solutions for corporate and institutional customers.
Corporate Finance: reduced its customer revenues by 41% due to the decline in the number and size of corporate operations and the impact on year-on-year comparisons of the high revenues from a particular operation in 2008. Excluding this operation, and backed by the strong performance of the asset & capital structuring business, revenues were almost in line with those in 2008.
Credit Markets: increased their customer revenues by 76% backed by all products and countries, particularly Spain and Latin America. In loans, Santander enjoyed a good year and participated in several large operations that contributed to the total with more than €25 billion.
Rates: increased their customer revenues by 14% backed by all countries and business lines, although with slowing growth (+64% in the first half and +41% in the first nine months). The strong growth at the start of the year, based on higher spreads because of the lack of depth of the market, greater penetration and good credit management, was reduced in the last part of 2009 following a trend toward normalization of market conditions.

Asset Management and Insurance

				Variations
	2010	2009	2008	2010/2009	2009/2008
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	232	201	190	15.4%	5.8%
Income from equity instruments	—	—	6	—	(100.0%)
Income from companies accounted for using the equity method	—	—	53	—	(100.0%)
Net fees and commissions	424	431	464	(1.6%)	(7.1%)
Gains/losses on financial assets and liabilities (net)	50	34	26	47.1%	30.8%
Other operating income/(expenses) (net)	375	338	254	10.9%	33.1%
TOTAL INCOME	1,081	1,004	993	7.7%	1.1%
Administrative expenses	(294)	(279)	(293)	5.4%	(4.8%)
Personnel expenses	(161)	(149)	(135)	8.1%	10.4%
Other general administrative expenses	(133)	(130)	(158)	2.3%	(17.7%)
Depreciation and amortization	(48)	(32)	(18)	50.0%	77.8%
Impairment losses on financial assets (net)	(2)	(10)	—	(80.0%)	n/a
Provisions (net)	(15)	(36)	(18)	(58.3%)	100.0%
Impairment losses on other assets (net)	—	(1)	2	(100.0%)	n/a
Gains/(losses) on other assets (net)	1	—	1	n/a	(100.0%)
OPERATING PROFIT/(LOSS) BEFORE TAX	723	646	667	11.9%	(3.1%)
Income tax	(200)	(219)	(174)	(8.7%)	25.9%
PROFIT FROM CONTINUING OPERATIONS	523	427	493	22.5%	(13.4%)
Profit/(loss) from discontinued operations (net)	—	—	—	—	—
CONSOLIDATED PROFIT FOR THE YEAR	523	427	493	22.5%	(13.4%)
Profit attributable to non-controlling interest	60	28	22	114.3%	27.3%
Profit attributable to the Parent	463	399	471	16.0%	(15.3%)
2010 compared to 2009
In 2010 this segment generated 4.2% of the operating areas’ total attributable profit.
Total income in 2010 was €1,081 million, a 7.7% or €77 million increase from €1,004 million in 2009, boosted by insurance income and stable revenue from mutual funds.
Administrative expenses were €294 million in 2010, a 5.4% increase from €279 million in 2009.
Depreciation and amortization increased by €16 million in 2010 because of the one-off impact of the change in accounting criteria for amortization of intangible insurance assets.
Profit attributable to the Parent was €463 million in 2010, an increase of 16.0% or €64 million from €399 million in 2009, as a result of lower provisions and a more favorable tax rate which offset the higher non-controlling interest in Brazil.
Santander Asset Management generated profit attributable to the Parent bank in 2010 of €81 million, higher than in 2009 and reflecting the recovery in volumes, the rise in average commissions in the main markets due to the better product mix and a reduction in loan loss provisions.

Total revenues from mutual and pension funds, before distribution to the distribution networks, amounted to €1,278 million (+8%), while the total contribution to profits rose 12.3% to €1,099 million.
Total managed assets amounted to more than €124 billion at the end of 2010 (+7% and benefiting from the appreciation of currencies against the euro).
The global area of Santander Insurance generated profit attributable to the Parent bank of €381 million, 9.0% more than in 2009. The main reason for this was greater activity, which absorbed the higher non-controlling interest in Brazil.
Total revenues (the area’s total income plus fee income paid to the networks) were €2,688 million, 11% more than in 2009 (+3.5% in local currency).
The total contribution to the Group’s results (profit before tax of the insurance companies and brokers and fees received by networks) increased 10.7% to €2,491 million (+3.3% in local currency).
2009 compared to 2008
This segment accounted for 3.9% of profit attributable to the Parent bank in 2009.
Total income increased slightly in 2009 (+1.1%) as a result of higher revenues from insurance partly offset by a decrease in asset management, particularly fee income. A key factor was the sharp decline in the managed volumes of mutual funds, mainly in Spain.
Administrative expenses were €279 million in 2009, a 4.8% decrease from €293 million in 2008 reflecting continuous efforts to adapt the structures to the new revenue environment.
Profit attributable to the Parent was €399 million, a 15.3% decrease due to higher impairment losses on assets, provisions and tax rate.
Santander Asset Management generated fee and commission income in 2009 of €1,178 million, 23.6% lower than in 2008 because of the preference for liquidity and deposits by financial agents and the impact of the markets on portfolios, both in lower average volumes under management as well as their composition (more conservative and lower return).
Of note, however, was the trend towards stabilization of revenues as of the second quarter in contrast to the double digit falls at the end of 2008 and the start of 2009. This was due to the gradual recovery of mutual fund markets, which has begun in Latin America and is now spreading to Europe, which improved volumes.
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
Financial Condition
Assets and Liabilities
Our total assets were €1,217,500.7 million at December 31, 2010, a 9.6% or €106,971.2 million increase from total assets of €1,110,529.5 million at December 31, 2009. Our gross loans and advances to corporate clients, individual clients and government and public entities, including the trading portfolio, other financial assets at fair value and loans, increased by 6.2% to €743,850.9 million at December 31, 2010 from €700,424.0 million at December 31, 2009. The increase in our total assets is mostly explained by the following two positive effects: the exchange rate impact from the appreciation of currencies against the euro during 2010, which amounted to 17% for the Chilean peso, 14% for the Mexican peso, 13% for the Brazilian real, 8% for the dollar and 3% for sterling; and a small rise in the perimeter due to the acquisitions of Santander Consumer Finance. The impact of both effects on customer balances was +5 percentage points in loans and in customer funds.
Customer deposits, which comprise deposits from clients and securities sold to clients under agreements to repurchase, increased by 21.6% from €506,976.2 million at December 31, 2009, to €616,375.8 million at December 31, 2010. This increase was also affected by both the exchange rate impact and the consolidation effect described above. After adjusting for these effects, the rise in deposits was 17% reflecting the focus on capturing customer funds by all of the Group’s units. Other managed funds, including mutual funds, pension funds, managed portfolios and savings-insurance policies, increased by 0.9% from €144,312.7 million at December 31, 2009, to €145,546.7 million at December 31, 2010.
In addition, and as part of the global financing strategy, during 2010 the Group issued €116,239 million of senior debt (including Santander UK’s medium term program), including €10,613 million of mortgage bonds (cédulas hipotecarias) and €287 million of subordinated debt.
During 2010 €112,730 million of senior debt (including Santander UK’s medium term program), including €3,550 million of mortgage bonds (cédulas hipotecarias) and €7,728 million of subordinated debt, matured.
In the first quarter of 2010, in order to improve its capital structure and strengthen the balance sheet, Grupo Santander successfully completed a purchase offer for a series of subordinated debt issues. This meant purchase and subsequent cancellation of debt securities for the following nominal amounts: €181 million, ₤1,309 million and US$1,632 million.
Goodwill was €24,622 million at the end of 2010, a €1,757 million increase from €22,865 million at the end of 2009 mainly due to the impact of exchange rates.
Capital
Stockholders’ equity, net of treasury stock, at December 31, 2010, was €75,018.3 million, an increase of €6,351.7 million or 9.3% from €68,666.6 million at December 31, 2009, mainly due to the decrease of negative valuation adjustments, the increase of reserves and the decrease of dividends paid partially offset by a decrease in the consolidated income.

Our eligible stockholders’ equity was €69,347 million at December 31, 2010. The surplus over the minimum required by the Bank of Spain was €21,886 million. In accordance with the Basel II Accord criteria (which provide the framework under which Spanish entities must report capital ratios as of June 30, 2008), at December 31, 2010 the BIS II ratio was 13.1% (as compared to 14.2% at December 31, 2009), Tier I Capital was 10.0% (10.1% a year earlier) and core capital was 8.8% (8.6% in December 2009). See Item 4 of Part I, “Information on the Company—B. Business Overview—Supervision and Regulation—Capital Adequacy Requirements”.
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
At December 31, 2010, we had outstanding €192.9 billion of senior debt, of which €93.2 billion were mortgage bonds and €6.9 billion were promissory notes. Additionally, we had €30.5 billion in outstanding subordinated debt (which includes €6.9 billion preferred securities and €0.4 billion in preferred shares).
The following table shows the average balances during the years 2010, 2009 and 2008 of our principal sources of funds:

	2010	2009	2008
	(in thousands of euros)
Due to credit entities	134,577,332	141,930,426	114,360,961
Customer deposits	568,914,742	463,602,299	354,193,915
Marketable debt securities	209,005,806	221,230,091	237,824,647
Subordinated debt	34,095,612	39,008,547	36,257,108

Total	946,593,492	865,771,363	742,636,631
The average maturity of our outstanding debt as of December 31, 2010 is as follows:

(1) Senior debt	2.7 years
(2) Mortgage debt	13.0 years
(3) Dated subordinated debt	6.8 years
For more information see Notes 22.b, 23.a and 51.a to our consolidated financial statements.

The cost and availability of debt financing are influenced by our credit ratings. A reduction in these ratings could increase the cost of and reduce our market access to debt financing. Our credit ratings are as follows:

	Long-Term	Short-Term	Financial Strength

Standard & Poor’s	AA	A1+
Fitch	AA	F1+	A/B
Moody’s	Aa2	P1	B-
DBRS	AA	R1 (high)
Our total customer deposits, excluding assets sold under repurchase agreements, totaled €570.7 billion at December 31, 2010. Loans and advances to customers (gross) totaled €743.9 billion at the same date.
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
We, Grupo Santander, are a European, Latin American and North American financial group. Although at this moment we are not aware of any material legal or economic restrictions on the ability of our subsidiaries to transfer funds to the Bank (the Parent company) in the form of cash dividends, loans or advances, capital repatriation and other forms, or to have access to foreign currency at the official exchange rate, there is no assurance that in the future such restrictions will not be adopted or how they would affect our business. Nevertheless, the geographic diversification of our businesses limits the effect of any restrictions that could be adopted in any given country.
We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies.
As of December 31, 2010, and to the present date, we did not, and presently do not, have any material commitments for capital expenditures.
C. Research and development, patents and licenses, etc.
We do not currently conduct any significant research and development activities.
D. Trend information
The global financial services sector is likely to remain competitive with a large number of financial service providers and alternative distribution channels. Additionally, consolidation in the sector (through mergers, acquisitions or alliances) is likely to occur as other major banks look to increase their market share, combine with complementary businesses or strengthen their balance sheets. In addition, regulatory changes will take place in the future that we expect will increase the overall level of regulation in the markets.
The following are the most important trends, uncertainties and events that are reasonably likely to have a material adverse effect on the Parent bank or that would cause the disclosed financial information not to be indicative of our future operating results or our financial condition:
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

•	the resulting effect of the global economic slowdown on Europe and the US and fluctuations in local interest and exchange rates;
•	continued changes in the macroeconomic environment, such as sustained unemployment above historical levels, could further deteriorate the quality of our customers’ credit;
•
increases in our cost of funding, partially as a result of the fragility of the Spanish, Portuguese, Irish and Greek economies, could adversely affect our net interest margin as a consequence of timing differences in the repricing of our assets and liabilities;

•	the effects of withdrawal of significant monetary and fiscal stimulus programs and uncertainty over government responses to growing public deficits;
•	continued instability and volatility in the financial markets;
•	a drop in the value of the euro relative to the US dollar, the Sterling pound or Latin American currencies;
•	inflationary pressures, particularly in Latin America, because of the effect they may have in relation to increases of interest rates and decreases of growth;
•	increased consolidation of the global financial services sector, which could further reduce our spreads;
•
although it is foreseeable that entry barriers to domestic markets in Europe will eventually be lowered, our possible plans of expansion into other markets could be affected by regulatory requirements of the national authorities of these countries;

•	acquisitions or restructurings of businesses that do not perform in accordance with our expectations or that subject us to previously unknown risks;
•	increased regulation, government intervention and new laws prompted by the financial crisis which could change our industry and require us to modify our businesses or operations;
•
the risk of further reductions in liquidity and increases of credit spreads as a consequence of the crisis in the financial markets, which could affect not only our cost of funding but also the value of our proprietary portfolios and our assets under management.

E. Off-balance sheet arrangements
As of December 31, 2010, 2009 and 2008, we had outstanding the following contingent liabilities and commitments:

	2010	2009	2008
	(in thousands of euros)
Contingent liabilities:
Financial guarantees and other sureties	18,395,112	20,974,258	15,614,342
Irrevocable documentary credits	3,815,796	2,636,618	3,590,454
Other guarantees	36,733,325	35,192,187	45,613,498
Other contingent liabilities	851,020	453,013	504,900

	59,795,253	59,256,076	65,323,194

Commitments:
Balances drawable by third parties	179,963,765	150,562,786	123,329,168
Other commitments	23,745,628	12,967,970	8,395,838

	203,709,393	163,530,756	131,725,006

Total:	263,504,646	222,786,832	197,048,200

For more information see Note 35 to our consolidated financial statements.
In addition to the contingent liabilities and commitments described above, the following table provides information regarding off-balance sheet funds managed by us as of December 31, 2010, 2009 and 2008:

	2010	2009	2008
	(in thousands of euros)
Off-balance sheet funds:
Mutual funds	113,509,684	105,216,486	90,305,714
Pension funds	10,964,711	11,309,649	11,127,918
Other managed funds	20,314,226	18,364,168	17,289,448

	144,788,621	134,890,303	118,723,080
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
Also, we use special purpose vehicles (fondos de titulización) in our securitization activity. According to the IFRS, only those vehicles that meet certain requirements are consolidated in the Group’s financial statements. We are not required to repurchase assets from or contribute additional assets to any of these special purpose vehicles. We do, however, provide in the ordinary course of business certain loans (amounting to €270.4 million to fondos de titulización in Spain as of December 31, 2010) to some of these special purpose vehicles, which are provided for in accordance with the risks involved. In 2010, the Group securitized €26 billion of medium and long-term assets of which €19 billion were placed in the market and the remainder were retained by the Group’s various units. In addition, €500 million of securitization bonds issued by Group companies were repurchased in the secondary market in 2010.
In the ordinary course of business, Santander UK enters into securitization transactions using special purpose securitization companies which are consolidated and included in Santander UK’s financial statements. Santander UK is under no obligation to support any losses that may be incurred by the securitization companies or the holders of the securities and has no right or obligation to repurchase any securitized loan. Santander UK has made some interest-bearing subordinated loans to these securitization companies.

We do not have any further transactions with unconsolidated entities other than those mentioned above.
We have no other off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
F. Tabular disclosure of contractual obligations
The following table summarizes our contractual obligations by remaining maturity at December 31, 2010:

		More than	More than
		1 year but	3 years but
Contractual obligations	Less than	less than 3	less than 5	More than
(in millions of euros)	1 year	years	years	5 years	Total

Deposits from credit institutions	47,163	9,218	10,500	4,012	70,893
Customer deposits	481,628	68,481	16,467	14,809	581,385
Marketable debt securities	41,296	63,476	25,961	57,496	188,229
Subordinated debt	1,587	2,318	1,776	24,794	30,475
Operating lease obligations	303	646	443	2,327	3,719
Purchase obligations	4	7	5	4	20
Other long-term liabilities (1)	—	—	—	9,519	9,519

Total	571,981	144,146	55,152	112,961	884,240

(1)	Other long-term liabilities relate to pensions and similar obligations.
For a description of our trading and hedging derivatives, which are not reflected in the above table, see Note 36 to our consolidated financial statements.
For more information on our marketable debt securities and subordinated debt, see Notes 22 and 23 to our consolidated financial statements.
G. Other disclosures
Higher-Risk Loans
Grupo Santander does not have any significant exposure to higher-risk loans. Our credit profile is focused on retail banking with a medium-low risk profile and with broad diversification both by geography and segment and nearly 59% of the Group’s total loan portfolio is secured (in most cases, by real estate).
Mortgages to individuals represent approximately 37% of the Group’s total lending. These mortgages are focused on our core markets, Spain and the UK, and are principal residence mortgages with a low risk profile, low non-performing ratios (below the ratios of our peers) and an acceptable coverage ratio. This low risk profile allows us to envisage a relatively minor impact at Group level and a low final estimated loss.
In Spain, at December 31, 2010, the loan portfolio and thus its risk profile mainly comprises primary residence loans, with an average loan to value ratio (LTV) of 50.5% and an affordability rate of 29% under management criteria. Residential mortgages account for 22% of the total credit risk portfolio in Spain, of which 85% has a LTV under 80%.
All customers applying for a prime residential mortgage are subject to a rigorous assessment of credit risk and affordability.

In evaluating the payment capacity (affordability) of a potential customer, the credit analyst must determine if the income of the customer is sufficient to meet the payment of the loan installments taking into consideration other income that the customer may receive. In addition, the analyst must decide if the customer’s income will be stable over the term of the loan.
We define the affordability rate as the index that measures the financial ability of the family unit calculated as follows: (Monthly payments corresponding to the requested operation + monthly payments for other loans) /( Net monthly salary + other monthly justified income).
This ratio is considered predictive of the customer’s payment capacity. The ratio indicates the percentage of a customer’s income that is currently available to repay debt obligations. For this reason, it is included as part of our credit policy in the application process for the mortgage portfolio and is used either as a minimum acceptance criteria or in prescriptive analyses (decision trees/ rules/ decision models).
The UK’s mortgage portfolio is focused on primary residence mortgages with high quality risk in terms of LTV (51% as of December, 31, 2010). The mortgages with the highest risk profile (buy-to-let) account for a small percentage of the total (slightly more than 1%).
Due to the economic downturn, the portfolio of loans to real estate developers has been significantly reduced, especially in Spain. At December 31, 2010, it accounted for 1.3% of the Group’s total portfolio. The Group’s risk policies stipulate that these loans should be granted not just based on the quality of the projects but also on the credit quality of the clients.
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
b) Suspended accrual interest of non-performing past-due assets
Balances are deemed to be impaired, and the interest accrual suspended, when there are reasonable doubts as to their full recovery and/or the collection of the related interest for the amounts and on the dates initially agreed upon, after taking into account the guarantees received to secure (fully or partially) collection of the related balances. For all non-performing past due assets, any collections relating to impaired loans and advances are used to recognize the accrued interest and the remainder, if any, is applied to reduce the principal amount outstanding. The amount of the financial assets that would be deemed to be impaired had the conditions thereof not been renegotiated, is not material with respect to the Group’s financial statements taken as a whole.
When the recovery of any recognized amount is considered unlikely, the amount is written off, without prejudice to any actions that we may initiate to seek collection.

c) Allowances for credit losses and internal model
As of July 2008, the Bank of Spain had approved for regulatory capital calculation purposes the Group’s internal models affecting the vast majority of the Group’s credit risk net exposure. The Bank of Spain will continue to review the models for the purpose of calculating allowances for loan losses. The calculation obtained based on the output parameters of internal models is consistent with the best estimate of the Group as to the probable losses using possible scenarios which rely on the approved internally developed models, and which constitute an appropriate basis for determining loan loss allowances. While these models are not yet approved by the Bank of Spain for loan loss allowance calculation, we are required to calculate the allowances according to the instructions described in Item 4 in our annual report on Form 20-F for the year ended December 31, 2010, and are subject to continuing review by Bank of Spain, and subsequent continuous improvement of the processes within our internal model. The difference between loan loss provisions calculated using internal models and those calculated under Bank of Spain guidance, was not material for each one of the three years ending December 31, 2010.
Declines in Collateral Value
Declines in collateral value are not relevant in our portfolio given that residential mortgages with LTV up to 90% amount to only approximately 3% of the total Group’s lending as of December 31, 2010. When a mortgage with these characteristics is authorized, the Group’s polices establish that the client must provide additional guarantees such as more properties, insurance coverage or others.
Other
During 2010, the general deterioration of the economic environment had a negative effect on the evolution of non-performing loans and the cost of credit. This effect was softened by prudent risk management which kept non-performing loan and coverage ratios at reasonable levels. Both ratios compare well with those of our competitors.
We use credit derivatives to cover loans and trading transactions. The volume of this activity is small compared to that of our peers and is subject to strict internal controls that minimize operational risk. Risk in these activities is controlled via a series of limits such as VaR, nominal by rating, sensitivity to the spread by rating and name, and sensitivity to the rate of recovery and to correlation. Jump-to-default limits are also set by geographic area, sector and liquidity.
Exposures related to complex structured assets
We have a very limited exposure to complex structured assets. See “Item 11. Quantitative and Qualitative Analysis About Market Risk—Part 10. Market Risk—Quantitative analysis—D.Exposures related to complex structured assets”.

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
An amendment of our By-laws is being proposed for the consideration of our shareholders at the 2011 annual general meeting which will be held on the first or the second call on June 16, 2011 or June 17, 2011, respectively, in order to reduce the directors’ term of office from five to three years among other items.
If the amendment is approved approximately one-third of the board’s members will be up for re-election annually.
The Rules and Regulations of the Board1 have already been amended by agreement of the board at its meeting of April 25, 2011 to include, among other items, the reduction of the directors’ term of office from five to three years.
Our board of directors holds its meetings in accordance with an annual calendar. The Rules and Regulations of the Board provide that the board shall hold not less than nine annual ordinary meetings; however, in 2010 it met 12 times. Our board of directors elects our chairman, vice chairmen and chief executive officer from among its members. Between board meetings, lending and other board powers reside with the executive committee (comisión ejecutiva) and with the risk committee (comisión delegada de riesgos). The chairman is the Bank’s most senior officer and, as a result, all powers as may be delegated under Spanish law, our By-laws and the Rules and Regulations of the Board of Directors have been delegated to him. The chairman leads the Bank’s management team in accordance with the decisions made and the criteria set by our shareholders at the general shareholders’ meeting and by the board.
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

The current members of our board of directors are:

		Director
Name	Position with Santander	Since
Emilio Botín (1)	Chairman	1960
Fernando de Asúa	First vice chairman	1999
Alfredo Sáenz	Second vice chairman and chief executive officer	1994
Matías R. Inciarte (2)	Third vice chairman	1988
Manuel Soto	Fourth vice chairman	1999
Assicurazioni Generali, S.p.A.	Director	1999
Antonio Basagoiti	Director	1999
Ana P. Botín (1)	Director	1989
Javier Botín (1)	Director	2004
Lord Burns	Director	2004
Guillermo de la Dehesa	Director	2002
Rodrigo Echenique	Director	1988
Antonio Escámez	Director	1999
Ángel Jado	Director	2010
Francisco Luzón	Director	1997
Abel Matutes	Director	2002
Juan R. Inciarte (2)	Director	2008
Luis Alberto Salazar-Simpson	Director	1999
Isabel Tocino	Director	2007

(1)	Ana P. Botín and Javier Botín are daughter and son, respectively, of Emilio Botín.

(2)	Matías R. Inciarte and Juan R. Inciarte are brothers.

Our current executive officers are:

Name	Position with Banco Santander
Emilio Botín	Chairman of the board of directors and of the executive committee
Alfredo Sáenz	Second vice chairman of the board of directors and chief executive officer
Matías R. Inciarte	Third vice chairman of the board of directors and chairman of the risk committee
Ana P. Botín	Chief executive officer, Santander UK
Francisco Luzón	Director, executive vice president, America
Juan R. Inciarte	Director, executive vice president, strategy
José A. Alvarez	Executive vice president, financial and investor relations
Nuno Amado	Executive vice president, Santander Totta
Ignacio Benjumea	Executive vice president, general secretariat
Juan Manuel Cendoya	Executive vice president, communications, corporate marketing and research
José María Espí	Executive vice president, risk
José María Fuster	Executive vice president, technology and operations
José Luis G. Alciturri	Executive vice president, human resources
Enrique G. Candelas	Executive vice president, Santander branch network — Spain
José G. Cantera (*)	Chief executive officer, Banesto
Juan Guitard	Executive vice president, internal auditing
Adolfo Lagos	Executive vice president, global wholesale banking
Jorge Maortua	Executive vice president, global wholesale banking
Javier Marín	Executive vice president, global private banking, asset management and insurance
Jorge Morán	Executive vice president, USA
José M. Nus	Executive vice president, Santander UK
César Ortega	Executive vice president, general secretariat
Javier Peralta	Executive vice president, risk
Jaime P. Renovales	Executive vice president, general secretariat
Marcial Portela	Executive vice president, America
Magda Salarich	Executive vice president, Santander Consumer Finance
José Tejón	Executive vice president, financial accounting and control
Juan A. Yanes	Executive vice president, USA
Jesús Ma Zabalza	Executive vice president, America

(*)	José G. Cantera is not an executive vice president of Banco Santander.

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
Alfredo Sáenz (second vice chairman of the board of directors and chief executive officer)
Born in 1942. Former chief executive officer and vice chairman of Banco Bilbao Vizcaya, S.A. and chairman of Banca Catalana until 1993. In 1994, he was appointed chairman of Banesto and in February 2002, second vice chairman and chief executive officer of Santander.
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
Manuel Soto (fourth vice chairman of the board of directors and chairman of the audit and compliance committee)
Born in 1940. He was appointed director in April 1999. He is a non-executive vice chairman of Indra Sistemas, S.A. and a non-executive director of Cartera Industrial REA, S.A. In addition, he was formerly chairman of Arthur Andersen’s Global Board and manager for EMEIA (Europe Middle East, India and Africa).
Assicurazioni Generali, S.p.A. (“Assicurazioni”)
An Italian insurance company represented on our board by its honorary chairman, Antoine Bernheim. Assicurazioni is a former director of Banco Central Hispanoamericano from 1994 to 1999. Assicurazioni was appointed director in April 1999.
Antoine Bernheim (Representative of the company director Assicurazioni)
Born in 1924. He joined the board of directors of Assicurazioni Generali in 1973, becoming the company’s vice chairman in 1990 and chairman from 1995 to 1999 and from 2002 to 2010. He is vice chairman of LVMH.
Antonio Basagoiti
Born in 1942. Former executive vice president of Banco Central Hispanoamericano. He was appointed director in July 1999. In November 2010 he was appointed non-executive chairman of Banesto. He is a non-executive proprietary vice chairman of Faes Farma, S.A. and a non-executive director of Pescanova, S.A. He is a former chairman of Unión Fenosa, S.A.

Ana P. Botín
Born in 1960. Former executive vice president of Banco Santander, S.A., former chief executive officer of Banco Santander de Negocios from 1994 to 1999 and former executive chairwoman of Banesto from 2002 to 2010. In November 2010, she was appointed chief executive officer of Santander UK. She is also a member of the International Advisory Board of the New York Stock Exchange and of the board of Georgetown University.
Javier Botín
Born in 1973. He was appointed director in July 2004. He is chairman and chief executive officer of JB Capital Markets, Sociedad de Valores, S.A.
Lord Burns
Born in 1944. He was appointed director in December 2004. He is also a non-executive chairman of Santander UK plc and Alliance & Leicester plc. In addition, he is non-executive chairman of Channel Four Television Corporation. He was Permanent Secretary to the UK Treasury and chaired the UK Parliamentary Financial Services and Markets Bill Joint Committee and was a non-executive chairman of Marks & Spencer Group plc, Glas Cymru (Welsh Water) and a non-executive director of Pearson Group plc., British Land plc and Legal & General Group plc.
Guillermo de la Dehesa
Born in 1941. Former secretary of state of economy and secretary general of commerce of the Spanish Government and chief executive officer of Banco Pastor. He is a state economist and Bank of Spain’s office manager (on leave). He was appointed director in June 2002. He is an international advisor of Goldman Sachs International, and a non-executive director of Campofrío Food Group, S.A. and Amadeus IT Holding, S.A. He is also chairman of the Centre for Economic Policy Research (CEPR) in London, member of the Group of Thirty of Washington, chairman of the board of trustees of the IE Business School and non-executive chairman of Aviva Vida y Pensiones, S.A. de Seguros y Reaseguros.
Rodrigo Echenique
Born in 1946. He was appointed director in October 1988. Former chief executive officer of Banco Santander, S.A. from 1988 to 1994.
Antonio Escámez
Born in 1951. Former director and executive vice president of Banco Central Hispanoamericano from 1988 to 1999. He was appointed director in April 1999. He is also a chairman of Fundación Banco Santander, a non-executive chairman of Santander Consumer Finance, S.A., Open Bank, S.A. and Arena Media Communications España, S.A., and a non-executive vice chairman of Attijariwafa Bank.
Ángel Jado
Born in 1945. Former director of Banco Santander from 1972 to 1999 and director of Banco Banif, S.A. from 2001. He was appointed director on June 11, 2010. Since 2001 he is director of Banif, S.A.
Francisco Luzón
Born in 1948. He joined Banco Santander in 1996 as executive vice president, adjunct to the chairman. Former chairman of Banco Exterior de España (from 1988 to 1996), Caja Postal (from 1991 to 1996), Corporación Bancaria de España (from 1991 to 1996) and of Argentaria (1996). He is also a non-executive director of Industria de Diseño Textil, S.A., global vice chairman of Universia and second vice chairman of the Royal Board of Trustees of the Spanish National Library.

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
Juan R. Inciarte
Born in 1952. He joined Banco Santander in 1985 as director and executive vice president of Banco Santander de Negocios. He was appointed executive vice president in 1989 and was a director of Banco Santander from 1991 to 1999. He was appointed director in January 2008. He is also a non-executive vice chairman of Santander UK plc and a director of Santander Consumer Finance, S.A. and Alliance & Leicester plc.
Luis Alberto Salazar-Simpson
Born in 1940. He joined Banco Santander in 1999 as a member of the board. He is chairman of France Telecom España, S.A.
Isabel Tocino
Born in 1949. She joined Banco Santander in 2007 as a member of the board. Former minister for environment of the Spanish Government, former chairwoman of the European Affairs and of the Foreign Affairs Committees of Spanish Congress. She is currently an elected member of the Spanish State Council, a professor of the Complutense University of Madrid, a non-executive director of Televisión Autonómica de Madrid, S.A. (Telemadrid) and Diagonal Gest and a member of the Royal Academy of Doctors.
José A. Alvarez
Born in 1960. He joined the Bank in 2002. In 2004, he was appointed executive vice president, Financial and Investor Relations.
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
José G. Cantera
Born in 1966. He joined Banesto in 2003. In 2006, he was appointed Banesto’s chief executive officer. Formerly, he was member of the executive committee of Citigroup EMEA and member of the board of directors of Citigroup Capital Markets Int. Ltd. and Citigroup Capital Markets UK.
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
Javier Marín
Born in 1966. He joined the Bank in 1991. After serving in various positions within the Group, he was appointed executive vice president of the global private banking division in 2007. In November 2009, he was appointed head of the asset management and global private banking division. In December 2010 he was appointed head of the global private banking, asset management and insurance division.

Jorge Morán
Born in 1964. He joined the Bank in 2002. He was appointed executive vice president, asset management and insurance, in 2004. In December 2005, he was appointed executive vice president and chief operating officer of Santander UK and, in 2006, executive vice president in charge of insurance and global direct banking. In December 2010 he was appointed chief executive officer of Sovereign and country head of all our businesses in the United States.
José M. Nus
Born in 1950. He joined Santander UK in 2010 as executive director and chief risk officer. He is also an executive vice president of Santander. Formerly, he was executive director and chief risk officer of Banesto. He has also been executive vice president, risk in Argentaria and Bankinter, and member of the board of directors in Banco de Vitoria, Banco de Negocios Argentaria, Banco de Credito Local and Banco de Alicante. He is currently a member of the board of Societat Catalana d’Economia.
César Ortega
Born in 1954. He joined the Bank in 2000 and was appointed executive vice president, general secretariat, in 2006. He is also a non-executive director of Fomento de Construcciones y Contratas, S.A.
Javier Peralta
Born in 1950. He joined the Bank in 1989 and was appointed executive vice president in 1993. In 2002, he was appointed executive vice president, risk.
Jaime P. Renovales
Born in 1968. He joined the Group in 2003 as secretary of the board of Banco Español de Crédito (Banesto). In March 2009, he was appointed executive vice president of Banco Santander, vice-secretary general and vice-secretary of the board. He is also director of Santander Seguros y Reaseguros, Compañía Aseguradora, S.A.
Marcial Portela
Born in 1945. He joined the Bank in 1998 as executive vice president. In 1999, he was appointed executive vice president, America. In 2010 he was appointed chief executive officer of Santander Brasil. He is also a director of Best Global, S.A.
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
Juan A. Yanes
Born in 1962. He joined Grupo Santander in 1991 and was involved in Investment Banking, Corporate Finance, and Financial Markets until 1999. From 1999 until 2009, he was in the Risk Management Division. In 2009 he was appointed as Chief Corporate Officer for Santander USA. He is a member of the board for the different units of Santander USA.

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
See also Item 7 of Part I, “Major Shareholders and Related Party Transactions — A. Major Shareholders— Shareholders’ agreements”.
B. Compensation
Directors’ compensation
By-law stipulated fees
Article 58 of the Bank’s current By-laws was approved at the annual shareholders’ meeting held on June 21, 2008 and provides that the directors will be entitled to receive 1% of the Bank’s net profit for such year for discharging their duties as members of the board of directors, including annual retainer and attendance fees. However, the board of directors may resolve to reduce this percentage. Previously, the 1% limit applied only with respect to the annual retainer and did not include attendance fees.
The amount set by the board of directors for 2010, calculated pursuant to the aforementioned Article 58 of the By-laws, was 0.183% of the Bank’s profit for 2010, compared to 0.144% and 0.124% in 2009 and 2008, respectively, in like-for-like terms. At the proposal of the appointments and remuneration committee, on December 20, 2010 the board resolved to leave the annual retainer for 2010 unchanged from 2009 and 2008.
Previously, at the board meeting held on December 22, 2008, the directors resolved to reduce the annual retainer corresponding to the directors for 2008 by 10% compared to 2007 and established the following retainer amounts (the respective proportional amounts were allocated to any directors who did not sit on the board for the whole year): €106,300 gross retainer per director in 2010, 2009 and 2008 and each member of the following board committees received the following gross retainers in 2010, 2009 and 2008: executive committee, €213,200; audit and compliance committee, €50,000; appointments and remuneration committee, €30,000. Also, the first vice chairman and the fourth vice chairman received a gross amount of €36,000 each in 2010, 2009 and 2008.
Furthermore, the directors receive fees for attending board and committee meetings, excluding executive committee meetings.

The amounts of the fees for attending the meetings of the board of directors and of the board committees (excluding the executive committee) were the same in 2010, 2009 and 2008 and will remain unchanged for 2011 in accordance with the proposal made by the appointments and remuneration committee at its meeting on December 14, 2010 and approved by the directors at the board meeting on December 20, 2010. These attendance fees were originally approved by the directors at the board meeting held on December 17, 2009 in the following amounts:
- Board of directors: €2,540 for resident directors and €2,057 for non-resident directors.
- Risk committee and audit and compliance committee: €1,650 for resident directors and €1,335 for non-resident directors.
- Other committees: €1,270 for resident directors and €1,028 for non-resident directors.
Salary compensation
Following is the detail of the salaries received by the Bank’s executive directors: Emilio Botín, Alfredo Sáenz, Matías R. Inciarte, Ana P. Botín, Francisco Luzón and Juan R. Inciarte, who took office as member of the board of directors on March 24, 2008.

	Thousands of Euros
	2010		2009	2008

Total salaries	22,670		25,784	25,489
Of which: variable remuneration in cash (or bonus)	11,917	(*)	15,240	15,240

(*)
At the annual general meeting on June 11, 2010, the shareholders approved the first cycle of the deferred and conditional share plan, whereby payment of a portion of the variable remuneration for 2010 amounting to €6,362,000 will be deferred over the next three years and will accrue, where appropriate, in three equal installments and will be recognized as remuneration in each of the aforementioned years, provided that the conditions for entitlement to the remuneration are met. Note 5.d.iv to our consolidated financial statements includes detailed information on the aforementioned deferred variable remuneration.

The amounts of fixed salary remuneration received by the executive directors in 2010 were approved at the board meeting held on December 21, 2009, following the proposal of the appointments and remuneration committee during its meeting of December 17, 2009.
Also, at the meeting held on December 14, 2010, the appointments and remuneration committee proposed to the board of directors that the executive directors’ variable salary remuneration for 2010 should include a deferred portion payable in shares, as resolved by the shareholders at the annual general meeting held on June 11, 2010 (see Note 5.d.iv to our consolidated financial statements). This proposal was approved by the directors at the board meeting held on December 20, 2010. Previously, at the board meetings of December 22, 2008 and January 26, 2009, the directors had resolved to reduce these amounts by 15% as compared to 2007 (10% in the case of Ana P. Botín).

The detail, by director, of the remuneration earned by the Bank’s directors in 2010 is as follows:

	Thousands of euros
	2010												2009	2008
	Bylaw-stipulated retainers						Salary of executive			Other
	Annual retainer				Attendance fees		directors (1)			remuneration
				Appointments				Variable
			Audit and	and				remuneration
		Executive	compliance	remuneration		Other	Fixed	in cash		Share plan
Directors	Board	committee	committee	committee	Board	fees	remuneration	(a)	Total	(b)	Other	Total	Total	Total

Emilio Botín	106	213	—	—	28	4	1,344	1,682	3,026	486	1	3,864	3,992	5,420
Fernando de Asúa	142	213	50	30	28	191	—	—	—	—	—	654	647	642
Alfredo Sáenz	106	213	—	—	28	4	3,703	3,351	7,054	1,301	473	9,179	10,237	9,295
Matías R. Inciarte	106	213	—	—	28	163	1,710	1,994	3,704	622	226	5,062	5,339	6,541
Manuel Soto	142	—	50	30	25	32	—	—	—	—	—	279	277	274
Assicurazioni Generali, SpA.	123	—	—	—	16	—	—	—	—	—	—	139	134	140
Antonio Basagoiti	106	213	—	—	28	156	—	—	—	—	7	510	510	517
Ana P. Botín	106	213	—	—	28	4	1,353	1,440	2,793	321	16	3,481	3,647	4,021
Javier Botín (2)	106	—	—	—	25	—	—	—	—	—	—	131	129	129
Lord Terence Burns	106	—	—	—	19	—	—	—	—	—	—	125	125	123
Guillermo de la Dehesa	106	213	—	30	28	13	—	—	—	—	—	390	386	384
Rodrigo Echenique (**)	106	213	—	30	28	11	—	—	—	—	35	423	418	443
Antonio Escámez	106	213	—	—	23	149	—	—	—	—	39	530	537	535
Ángel Jado (***)	59	—	—	—	13	—	—	—	—	—	—	72	—	—
Francisco Luzón	106	213	—	—	23	1	1,656	2,146	3,802	522	1,004	5,671	5,811	6,851
Abel Matutes	106	—	50	—	25	16	—	—	—	—	—	197	192	194
Juan R. Inciarte (*)	106	—	—	—	28	120	987	1,304	2,291	505	111	3,161	3,121	3,830
Luis Ángel Rojo (3)	106	—	50	30	8	21	—	—	—	—	—	215	225	229
Luis Alberto Salazar-Simpson	106	—	50	—	25	19	—	—	—	—	—	200	202	198
Isabel Tocino	106	—	—	—	28	—	—	—	—	—	—	134	132	129

Total 2010	2,162	2,130	250	150	482	904	10,753	11,917	22,670	3,757	1,912	34,417	—	—

Total 2009	2,108	2,132	248	149	440	900	10,544	15,240	25,784	2,403	1,897	—	36,061	—

Total 2008	2,084	2,132	248	149	411	942	10,249	15,240	25,489	6,612	1,827	—	—	39,894

(*)	Appointed as member of the Bank’s board of directors on January 28, 2008, Juan R. Inciarte took office and was appointed as a member of the risk committee on March 24, 2008.

(**)	Ceased to be a member of the risk committee on March 24, 2008. He was appointed as a member of the audit and compliance committee on December 14, 2010.

(***)	Appointed as member of the Bank’s board of directors by the shareholders at the general meeting held on January 11, 2010, Angel Jado took office on the same date.

(a)	Relating to the variable remuneration in cash received in 2010.

(b)	Amounts received in 2010 in respect of the variable remuneration in shares granted through the Plan I10 approved by the shareholders at the general meeting held on June 21, 2008.

(1)	Recognized under staff costs at the Bank, except for the salary of Ana P. Botín, whose salary for the first eleven months of 2010 was recognized at Banco Español de Crédito, S.A.

(2)	Amounts contributed to Marcelino Botín Foundation.

(3)	Luis Ángel Rojo died on May 24, 2011.

Other remuneration
The total amount recorded under “Other remuneration — share plan” as of December 31, 2010 in the foregoing table of €3.8 million and €2.4 million as of December 31, 2009, relates to the variable remuneration received in 2010 and 2009 by the Bank’s directors in the form of Banco Santander, S.A. shares under the I-10 and I-09 incentive plans (Plans I-10 and I-09) approved by the shareholders at the annual general meeting on June 23, 2007. As established in the aforementioned plans, the number of shares received was determined based on the achievement of the pre-established targets to which the awards were tied. Targets corresponding to the maximum payouts under the plans were not met in 2009 and 2010.
As of December 31, 2008, €6.6 million, related to the variable share-based remuneration received in 2008 by the Bank’s directors through the exercise of Banco Santander, S.A. share options granted under the I-06 incentive plan (Plan I-06) approved by the shareholders at the annual general meeting of Banco Santander, S.A. held on June 18, 2005 and, in the case of Ana P. Botín, through the delivery of shares of Banco Español de Crédito, S.A. under an incentive plan for executives of that entity approved by the shareholders at its annual general meeting held on February 28, 2006 (see Note 5.d.i to our consolidated financial statements).
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
By resolution of the executive committee, all the remuneration received by the Bank’s directors who represent the Bank on the boards of directors of listed companies in which the Bank has a stake (at the expense of those companies) and which relates to appointments made after March 18, 2002, will accrue to the Group. The remuneration received by such directors was as follows:

		Thousands of Euros
	Company	2010	2009	2008

Emilio Botín	Shinsei Bank, Ltd.	—	30.1	53.0
Fernando de Asúa	CEPSA	—	100.2	97.2
Antonio Escámez	Attijariwafa Bank Société Anonyme	10.0	5.0	14.8

		10.0	135.3	165.0

Emilio Botín ceased to discharge his duties as director of Shinsei Bank, Ltd. on June 23, 2009 and received compensation of €73,100.
Also, in each year from 2005 through 2008, Emilio Botín received options to acquire shares of Shinsei Bank, Ltd. (Shinsei) as follows: 10,000 shares at a price of JPY 416 per share in 2008; 10,000 shares at a price of JPY 555 per share in 2007; 25,000 shares at a price of JPY 825 per share in 2006; and 25,000 shares at a price of JPY 601 per share in 2005. At December 31, 2010, the market price of the Shinsei share was JPY 106 and, therefore, regardless of the stipulated exercise periods, the options granted in each of those years would not have given rise to any gains had they been exercised.
Fernando de Asúa ceased to discharge his duties as director of CEPSA on October 1, 2009 after the Group sold its ownership interest in that company.
Furthermore, other directors of the Bank earned a total of €741,000 in 2010 as members of the boards of directors of Group companies (2009: €663,000; 2008: €729,000), the detail being as follows: Lord Burns received €607,000 as non-executive chairman of the Group companies Santander UK Plc and Alliance & Leicester Plc.; Antonio Basagoiti received €83,000 as non-executive chairman of the board of directors of Banesto and by the concept of bylaw stipulated directors fees; Ángel Jado received €9,000 from Banco Banif, S.A. as a member of its board prior to joining the board of directors of the Bank and Matías R. Inciarte received €42,000 as a non-executive director of U.C.I., S.A.

Senior management
The following table details the remuneration paid to the Bank’s executive vice presidents, excluding executive directors’ remuneration, in 2010, 2009 and 2008:

	Number of	Thousands of Euros
	executive	Salary				Other
Year	vice presidents (1)	Fixed	Variable		Total	Remuneration	Total

2008	24	21,219	34,674		55,893	27,598	83,491
2009	24	21,512	36,468		57,980	16,745	74,725
2010	23	23,756	28,484	(2)	52,240	14,700	66,940

(1)
At some point in the year they occupied the position of executive vice president. The amounts reflect the annual remuneration regardless of the number of months in which the position of executive vice president was occupied.

(2)
At the annual general meeting held on June 11, 2010, the shareholders approved the first cycle of the deferred conditional delivery share plan, whereby payment of a portion of the variable remuneration for 2010 amounting to €11,482 million will be deferred over the next three years and will accrue, where appropriate, in three equal installments and will be recognized as remuneration in each of the aforementioned years, provided that the conditions for entitlement to the remuneration are met. See Notes 5 and 47 to our consolidated financial statements.

The amounts in the Other Remuneration column in the foregoing table include all the non-cash salary remuneration paid to the executive vice presidents, such as the life insurance premiums of €1,099,000 (€1,148,000 in 2009 and €1,029,000 in 2008), termination or retirement benefits, and variable share-based variable remuneration. The variable share-based remuneration, which totalled €9,190,000 in 2010 (€5,982,000 in 2009), related to the I-10 and I-09 incentive plans approved by the shareholders at the annual general meeting on June 23, 2007. As established in the aforementioned plans, the number of shares received by the executive vice presidents (a total of 1,078,730 Santander shares in 2010 and 746,756 in 2009) was determined based on the achievement of the pre-established targets to which the awards were tied. Targets corresponding to maximum payouts under the plans were not met in 2009 and 2010. Also, in 2008 a total of €22,410,000 was allocated due to the exercise by the executive vice presidents of 5,317,978 Santander share options under the I-06 incentive plan (see Note 47 to our consolidated financial statements) and the delivery of Banesto shares under the incentive plan for executives approved by the shareholders at Banesto’s annual general meeting held on February 28, 2006.
Following details the maximum number of options or Santander shares that the Bank’s executive vice presidents (excluding executive directors) were entitled to receive at December 31, 2010, 2009 and 2008 under the various plans. See Note 47 to our consolidated financial statements.

Maximum number of	December 31,	December 31,	December 31,
options/shares	2010	2009	2008

Plan I-06 (*)	—	—	1,499,010
Plan I-09	—	—	822,508
Plan I-10	—	1,154,158	1,280,124
Plan I-11	1,226,754	1,312,214	1,446,259
Plan I-12	1,498,713	1,562,227	—
Plan I-13	1,468,762	—	—

(*)	The exercise period was from January 15, 2008 to January 15, 2009.
Additionally, with respect to the obligatory investment share plan, the annual investment made in February 2010, 2009 and 2008 by the executive vice presidents (excluding current executive directors) amounted to €3.2 million (equal to 330,104 shares), €2.9 million (equal to 508,764 shares) and €3.4 million (equal to 261,681 shares), respectively.
Lastly, the final number of Santander shares allocated to senior management for deferral purposes under the deferred and conditional share plan (see Note 47 to our consolidated financial statements), calculated taking into account the average market price of the shares weighted by daily volume in the 15 trading days prior to December 20, 2010 (the date on which the board of directors approved the bonus for 2010), is 1,496,628 shares.

The actuarial liability recognized in respect of post-employment benefits earned by the Bank’s senior managers totaled €227 million at December 31, 2010 (December 31, 2009: €245 million; December 31, 2008: €240 million). Settlements of €47 million took place in 2010. The net charge to the consolidated income statement amounted to €31 million in 2010 (2009: €40 million; 2008: €41 million). Additionally, the total sum insured under life and accident insurance policies relating to this group amounted to €61 million at December 31, 2010 (December 31, 2009: €63 million; December 31, 2008: €59 million).
Pension commitments, other insurance and other items of directors
The total balance of supplementary pension obligations assumed by the Group over the years to its current and retired employees (covered mostly by in-house provisions which amounted to €9,519 million at December 31, 2010) includes the obligations to those who have been directors of the Bank during the year and who discharge (or have discharged) executive functions. The total pension obligations to these directors, together with the total sum insured under life insurance policies and other items, amounted to €325 million at December 31, 2010 (December 31, 2009: €292 million; December 31, 2008: €311 million).
The following table provides information on: (i) the pension obligations assumed and covered by the Group; and (ii) other insurance, which includes premiums that are paid by the Group and the related cost which is included in the Other remuneration column in the table of page 150 above, in both cases in respect of the Bank’s executive directors:

	Thousands of Euros
	2010		2009		2008
	Accrued		Accrued		Accrued
	Pension	Other	Pension	Other	Pension	Other
	Obligations	Insurance	Obligations	Insurance	Obligations	Insurance

Emilio Botín	25,029	—	24,642	—	25,579	—
Alfredo Sáenz	86,620	11,108	85,740	11,108	80,049	10,785
Matías R. Inciarte	44,560	5,131	52,536	5,131	50,894	4,982
Ana P. Botín	31,329	1,403	23,775	1,403	21,737	1,403
Francisco Luzón	55,950	9,934	53,513	9,031	53,083	7,624
Juan R. Inciarte	11,629	2,961	10,969	2,961	9,918	2,875

	255,117	30,537	251,175	29,634	241,260	27,669

The amounts in the Accrued Pension Obligations column in the foregoing table relate to the accrued present actuarial value of the future annual payments to be made by the Group. These amounts were obtained using actuarial calculations and cover the obligations to pay the respective pension supplements or lump sums. In the case of Emilio Botín, Alfredo Sáenz, Matías R. Inciarte and Ana P. Botín, these supplements or sums were calculated as 100% of the sum of the fixed annual salary received at the date of effective retirement or, where appropriate, at the date of opting to receive the benefit in a lump sum, plus 30% of the arithmetical mean of the last three variable remuneration payments received until that date. In addition to the above-calculated amounts, Francisco Luzón will receive the amounts received by him in the year before retirement or early retirement or, where appropriate, at the date of opting to receive the benefit in a lump sum, in his capacity as a member of the board of directors or the committees of the Bank or of other Group companies. Similarly, in addition to the above amounts, Juan R. Inciarte will receive 100% of the gross fixed annual salary received at the date of effective retirement or, where appropriate, at the date of opting to receive the benefit in a lump sum.
On December 17, 2007, March 24, 2008, July 21, 2008, and April 28, 2009, the board of directors of the Bank resolved to authorize a change in the contracts of the executive directors and other members of the Bank’s senior management granting them the right, once they reach the date of retirement or pre-retirement, as appropriate, to opt to receive their accrued pensions or amounts similar thereto in the form of an annuity or a lump sum. In order to maintain the financial neutrality for the Group, the amount to be received in the form of a lump sum by the commitment beneficiary at the date of retirement must be the aliquot part of the market value of the assets assigned to cover the mathematical provisions of the policy instrumenting these commitments to senior management at the date of economic effect of exercising the option. The senior management who are still in service on reaching the age of retirement or who at the date of the contract entered into have passed the age of retirement must state whether they wish to opt for this form of benefit. This option will mean that no further pension benefit will accrue and the lump sum to be received, which will be updated at the agreed-upon interest rate, will be fixed. Should the senior management subsequently die while still in service and prior to retirement, the lump sum of the pension will be paid to his/her heirs.

In 2009, Emilio Botín and Alfredo Sáenz, who had passed the age of retirement, exercised the option to receive their respective accrued pensions as a lump sum on the date of their effective retirement.
Furthermore, at the board meeting held on December 21, 2009, the Bank’s directors resolved that the executive directors -and other members of senior management who are beneficiaries of defined benefit plans and have not reached the age of retirement- may opt, upon reaching the age of 60 and on each of their following birthdays until they are 64 years of age, to receive their accrued pensions as a lump sum, which will be determined at the date of economic effect of exercising the option and which they (or their heirs in the event of death) will be entitled to receive when they retire or are declared to be disabled. In order to maintain the financial neutrality for the Group, the amount to be received in the form of a lump sum by the commitment beneficiary at the date of retirement must be the aliquot part of the market value of the assets assigned to cover the mathematical provisions of the policy instrumenting these commitments to senior management at the date of economic effect of exercising the option. This option will mean that no further pension benefit will accrue and the lump sum to be received, which will be updated at the agreed-upon interest rate, will be fixed. Also, any person who exercises this option must undertake not to retire early or to retire, in both cases at his/her own request, within two years from the exercise date.
Lastly, the board of directors’ resolution referred to in the preceding paragraph also regulated the impact of the deferral of the computable variable remuneration on the determination of the pension obligations (or similar amounts), in the form of an annuity or a lump sum, for pre-retirement, early retirement or normal retirement.
In 2010, Matías R. Inciarte, who had reached the age of 60, exercised the option to receive his accrued pension as a lump sum on the date of effective retirement.
The amounts included in the foregoing table in respect of the pension obligations accrued to the directors Emilio Botín and Alfredo Sáenz in 2009 and to the director Matías R. Inciarte in 2010 are those relating to the aforementioned lump sums, and no further amounts will accrue in respect of pensions after those dates. The lump sums will be updated at the agreed-upon interest rate.
Pension provisions recognized and reversed in 2010 amounted to €9,570,000 and €7,408,000, respectively (2009: €5,703,000 and €4,000, respectively; 2008: €26,974,000 and €11,000, respectively).
Additionally, other directors have life insurance policies the cost of which is borne by the Group with the related insured sum being €3 million at 31 December 31, 2010 (2009 and 2008: €3 million each year). Also, payments made in 2010 to the members of the board entitled to post-employment benefits amounted to €2.6 million (2009: €2.6 million).

Share-based payments to directors
The details of these plans granted to directors (see Note 47 to our financial statements) are as follows:
i) I-06 plan
In 2004, a long-term incentive plan (I-06) was designed consisting of options on shares of the Bank and was tied to the achievement of two pre-determined targets, which have since been achieved. The exercise period was from January 15, 2008 to January 15, 2009. The executive directors were beneficiaries of this plan; the number of Bank share options held by them is indicated below:

			Options
	Options		Granted	Options Exercised
	at				Number		Market	Remuneration	Options		Options		Date of	Date of
	December 31,	Exercise		Number of	of Shares	Exercise	Price	Allocated	at	Number of	at	Exercise	Commencement	Expiry of
	2005,	Price		Options	Acquired	Price	Applied	(Thousands	December 31,	Options	December 31,	Price	of Exercise	Exercise
	2006 and 2007	(Euros)	Number	Exercised	(***)	(Euros)	(Euros)	of Euros)	2008	Cancelled	2009	(Euros)	Period	Period

I-06 plan
Emilio Botín	541,400	9.09	—	(541,400)	541,400	9.09	12.40	1,780	—	—	—	—	—	—
Alfredo Sáenz	1,209,100	9.09	—	—		—	—	—	1,209,100	(1,209,100)	—	9.09	01/15/08	01/15/09
Matías R. Inciarte	665,200	9.09	—	(332,600)	67,901	9.09	14.12	1,661	332,600	(332,600)	—	9.09	01/15/08	01/15/09
Ana P. Botín (*)	293,692	9.09	—	—		—	—	—	293,692	(293,692)	—	9.09	01/15/08	01/15/09
Francisco Luzón	639,400	9.09	—	(300,000)	60,656	9.09	14.04	1,473	339,400	(339,400)	—	9.09	01/15/08	01/15/09
Juan R. Inciarte (**)	419,000	9.09	—	(419,000)	419,000	9.09	11.72	1,090	—	—	—	—	—	—

	3,767,792	9.09		(1,593,000)				6,004	2,174,792	(2,174,792)	—	9.09

(*)	Approved by Banesto’s shareholders at its annual shareholders’ meeting on February 28, 2006.

(**)
Juan R. Inciarte was appointed as member of the board of directors in 2008. The data on his options for prior dates relate to the options granted to him as an executive prior to his appointment as director.

(***)
Under the three-year I-06 incentive plan (see Note 47 to our consolidated financial statements), each purchase option granted entitles the beneficiary to acquire one Bank share at a price of €9.09, and the number of shares acquired on the exercise of the options was determined on the basis of the settlement method used, which can be cash for stock or cashless for cash. In the case of cash-for-stock settlements, the number of shares granted as consideration for the payment in cash of the exercise price was equal to the number of options exercised.

As detailed in the foregoing table, the remuneration allocated to executive directors due to the exercise of Banco Santander, S.A. share options under the I-06 incentive plan (see Note 47 to our consolidated financial statements) amounted to €6,004,000 in 2008. Additionally, the remuneration allocated to Ana P. Botín due to the delivery of Banesto shares under the incentive plan for executives approved by the shareholders at the annual shareholders’ meeting of that entity on February 28, 2006 amounted to €608,000. The share options under I-06 plan that had not been exercised at December 31, 2008 expired on January 15, 2009.

ii) Performance share plan
This plan, which provides for deferred variable remuneration in shares of the Bank, will involve successive three-year cycles of share deliveries to the beneficiaries, so that each year one cycle will begin and, from 2009 onwards, another cycle will also end.
The table below shows the maximum number of shares to be received by each executive director in each cycle (Plan I-13, I-12, I-11, I-10 and I-09) and the number of shares received in 2010 and 2009 under the Plan I-10 and I-09, respectively. As established under these plans, the number of shares earned was determined based on the achievement of the pre-determined targets to which each plan was tied. Targets corresponding to maximum payouts under the Plan I-10 and I-09 were not achieved.
Although a new cycle of this plan (Plan I-14) is being proposed to our shareholders at the 2011 annual general meeting, the executive directors will not be beneficiaries of it.

		Rights		Rights	Shares	Rights		Rights	Shares	Rights
	Rights at	granted in	Rights at	granted in	delivered in	cancelled in	Rights at	granted in	delivered in	cancelled in	Rights at
	December 31,	2008	December 31,	2009	2009	2009	December 31,	2010	2010	2010	December 31,	Grant	Share delivery
	2007	(number)	2008	(number)	(number)	(number)	2009	(number)	(number)	(number)	2010	date	deadline
Plan I09:
Emilio Botín	41,785	—	41,785	—	(37,937)	(3,848)	—	—	—	—	—	06-23-07	07-31-09
Alfredo Sáenz	110,084	—	110,084	—	(99,945)	(10,139)	—	—	—	—	—	06-23-07	07-31-09
Matías R. Inciarte	53,160	—	53,160	—	(48,264)	(4,896)	—	—	—	—	—	06-23-07	07-31-09
Ana P. Botín (*)	27,929	—	27,929	—	(25,357)	(2,572)	—	—	—	—	—	06-23-07	07-31-09
Francisco Luzón	44,749	—	44,749	—	(40,628)	(4,121)	—	—	—	—	—	06-23-07	07-31-09
Juan R. Inciarte (**)	43,322	—	43,322	—	(39,332)	(3,990)	—	—	—	—	—	06-23-07	07-31-09

	321,029	—	321,029	—	(291,463)	(29,566)	—	—	—	—	—

Plan I10:
Emilio Botín	62,589	—	62,589	—	—	—	62,589	—	(56,825)	(5,764)	—	06-23-07	07-31-10
Alfredo Sáenz	164,894	—	164,894	—	—	—	164,894	—	(149,707)	(15,187)	—	06-23-07	07-31-10
Matías R. Inciarte	79,627	—	79,627	—	—	—	79,627	—	(72,293)	(7,334)	—	06-23-07	07-31-10
Ana P. Botín (*)	41,835	—	41,835	—	—	—	41,835	—	(37,982)	(3,853)	—	06-23-07	07-31-10
Francisco Luzón	67,029	—	67,029	—	—	—	67,029	—	(60,856)	(6,173)	—	06-23-07	07-31-10
Juan R. Inciarte (**)	64,983	—	64,983	—	—	—	64,983	—	(58,998)	(5,985)	—	06-23-07	07-31-10

	480,957	—	480,957	—	—	—	480,957	—	(436,661)	(44,296)	—

Plan I11:
Emilio Botín	—	68,848	68,848	—	—	—	68,848	—	—	—	68,848	06-21-08	07-31-11
Alfredo Sáenz	—	189,628	189,628	—	—	—	189,628	—	—	—	189,628	06-21-08	07-31-11
Matías R. Inciarte	—	87,590	87,590	—	—	—	87,590	—	—	—	87,590	06-21-08	07-31-11
Ana P. Botín (*)	—	46,855	46,855	—	—	—	46,855	—	—	—	46,855	06-21-08	07-31-11
Francisco Luzón	—	77,083	77,083	—	—	—	77,083	—	—	—	77,083	06-21-08	07-31-11
Juan R. Inciarte (**)	—	50,555	50,555	—	—	—	50,555	—	—	—	50,555	06-21-08	07-31-11

	—	520,559	520,559	—	—	—	520,559	—	—	—	520,559

Plan I12:
Emilio Botín	—	—	—	82,941	—	—	82,941	—	—	—	82,941	06-19-09	07-31-12
Alfredo Sáenz	—	—	—	228,445	—	—	228,445	—	—	—	228,445	06-19-09	07-31-12
Matías R. Inciarte	—	—	—	105,520	—	—	105,520	—	—	—	105,520	06-19-09	07-31-12
Ana P. Botín (*)	—	—	—	56,447	—	—	56,447	—	—	—	56,447	06-19-09	07-31-12
Francisco Luzón	—	—	—	92,862	—	—	92,862	—	—	—	92,862	06-19-09	07-31-12
Juan R. Inciarte (**)	—	—	—	60,904	—	—	60,904	—	—	—	60,904	06-19-09	07-31-12

	—	—	—	627,119	—	—	627,119	—	—	—	627,119

Plan I13:
Emilio Botín	—	—	—	—	—	—	—	82,941	—	—	82,941	06-11-10	07-31-13
Alfredo Sáenz	—		—	—	—	—	—	228,445	—	—	228,445	06-11-10	07-31-13
Matías R. Inciarte	—	—	—	—	—	—	—	105,520	—	—	105,520	06-11-10	07-31-13
Ana P. Botín (*)	—	—	—	—	—	—	—	56,447	—	—	56,447	06-11-10	07-31-13
Francisco Luzón	—	—	—	—	—	—	—	92,862	—	—	92,862	06-11-10	07-31-13
Juan R. Inciarte (**)	—	—	—	—	—	—	—	60,904	—	—	60,904	06-11-10	07-31-13

	—	—	—	—	—	—	—	627,119	—	—	627,119

(*)
Without prejudice to the Banesto shares relating to Ana P. Botín by virtue of the Banesto Share-Based Payment Incentive Plan approved by the shareholders at the annual general meeting of Banesto held on June 27, 2007, the maximum number of Santander shares shown in the foregoing table relates to the aforementioned executive director, based on the resolution adopted at the aforementioned annual general meeting.

(**)	Juan R. Inciarte was appointed as member of the board of directors in 2008. The data on his options include the options granted to him as an executive prior to his appointment as director.

(***)
Without prejudice to the Banesto shares relating to Ana P. Botín by virtue of the Banesto Share-Based Payment Incentive Plan approved by the shareholders at the annual general meeting of Banesto held on February 24, 2010, the maximum number of Santander shares shown in the foregoing table relates to the aforementioned executive director, based on the resolution adopted at the aforementioned annual general meeting.

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
The annual shareholders’ meeting of June 19, 2009 introduced, for the third cycle, an additional requirement to that of remaining in the Bank’s employ, namely, that in the three-year period from the investment in the shares none of the following circumstances may arise: (i) poor financial performance of the Group; (ii) breach by the beneficiary of the codes of conduct or other internal regulations (including, in particular, risk regulations) applicable to the executive in question; or (iii) a material restatement of the Group’s financial statements, except if required pursuant to a change in accounting standards.

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

On March 31, 2011, shares acquired by the current executives prior to February 29, 2008 were granted to them in the amounts shown on the above table.
The obligatory investment share plan ended in 2010.
iv) Deferred and conditional share plan
At the annual general meeting held on June 11, 2010, the shareholders approved the first cycle of the deferred and conditional share plan, applicable to the variable salary remuneration to be received in 2010 by the executive directors and executives and employees of Santander Group whose variable remuneration or annual bonus for 2010 generally exceeds €300,000 (gross) with a view to deferring a portion of the aforementioned variable remuneration or bonus over a period of three years in which it will be paid, where appropriate, in Santander shares.

Other than certain exceptions included in the plan regulations, in addition to the beneficiary remaining in the Group’s employ, none of the following circumstances may occur for the individual to be able to accrue share-based renumeration:
(i) poor financial performance of the Group; (ii) breach by the beneficiary of the codes of conduct or other internal regulations, including, in particular, that relating to risks; (iii) a material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in capital adequacy and the qualitative assessment of risk.
The share-based bonus will be deferred over three years and will be paid, where appropriate, in three installments starting at the end of the first year.
The number of shares allocated to each executive director for deferral purposes, calculated taking into account the average market price of the shares weighted by daily volume in the 15 trading days prior to December 20, 2010 -the date on which the board of directors approved the bonus for 2010 as follows:

Executive directors	1st Cycle

Emilio Botín	94,345
Alfredo Sáenz	312,450
Matías R. Inciarte	135,188
Ana P. Botín (*)	91,187	(*)
Francisco Luzón	154,981
Juan R. Inciarte	61,386

(*)
Shares of Banco Español de Crédito, as authorized by the shareholders at Banesto’s annual general meeting of February 23, 2011. In this case, the share price of Banesto used to calculate the number of shares was €6.143, the average market price of the Banesto share weighted by daily volume in the 15 trading days prior to January 19, 2011, the date on which the board of directors of that entity approved the variable remuneration of its executive directors for 2010.

A detailed description of the terms of the first cycle of this plan is contained in our 2009 annual report on Form 20-F.
Although a second cycle of this plan is being proposed to our shareholders at the 2011 annual general meeting, the executive directors will not be beneficiaries of it.
General description of long term incentive plan, deferred and conditional share plan, restricted shares plan and share ownership guidelines
Executive directors and the other members of the Bank’s senior management may (or must) participate in the following plans and must comply with the following guidelines:
1.	Performance shares plan;

2.	Obligatory investment plan with matched deferred bonus in shares or matched deferred bonus plan;

3.	Deferred and conditional share plan;

4.	Restricted shares plan; and

5.	Share ownership guidelines.
In addition, the Bank had a long-term incentive plan (I-06 plan) which expired on January 15, 2009.
Under Spanish law and our By-laws, the implementation of the first four plans, as well as the I-06 share option plan, requires specific resolutions of shareholders adopted at general shareholders’ meetings, which, to date, have been the following:
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
At the general shareholders’ meeting held on June 19, 2009, the shareholders authorized the fourth cycle of the performance shares plan (the I-12 plan), the third cycle of the matched deferred bonus plan and the restricted shares plan. In the case of the latter, the authorization was for a 12-month period and for up to a maximum of 2,478,000 shares. The aggregate maximum amount of shares to be delivered pursuant to these programs was fixed at 26,027,580 shares (the 2009 Total Limit).
At the general shareholders’ meeting held on June 11, 2010, the shareholders authorized the fifth cycle of the performance shares plan (the I-13 plan), the first cycle of Deferred conditional delivery share plan and the restricted shares plan, in the case of the latter for a 12-month period and up to a maximum of 2,500,247 shares. The aggregate maximum amount of shares to be delivered pursuant to these programs was fixed at 25,028,650 shares (the 2010 Total Limit).
I-06 Plan
At the general shareholders’ meeting held on June 18, 2005, a long-term incentive plan (the I-06 plan) for executive directors, which consisted of options on shares of the Bank and was tied to two pre-determined targets (increase in the trading price of the Bank’s shares and growth in earnings per share — in both cases above a sampling of comparable banks), was approved. The appointments and remuneration committee and the board of directors at their meetings on March 26, 2007 each took note of compliance with the conditions to which the plan was subject giving participants the right to exercise options to purchase shares of the Bank during the period between January 15, 2008 and January 15, 2009.
Options not exercised as of January 15, 2009 expired without value and this plan was cancelled at December 31, 2009.
1. Performance shares plan
The performance shares plan is implemented with a multiannual incentive plan, which is payable in shares of the Bank. The beneficiaries of the plan are the executive directors and other members of senior management, together with any other Group executives determined by the board of directors or, when delegated by the board, the executive committee.
This plan involves successive three-year cycles of share grants to the beneficiaries, so that each year one cycle will begin and, from 2009 onwards, another cycle will end. The aim is to establish an adequate sequence between the end of the incentive program linked to the previous Plan I-06 and the successive cycles of this plan. Thus, the first two cycles commenced in July 2007, the first cycle having a term of two years (Plan I-09) and the second cycle having a standard three-year term (Plan I-10). The first cycle (Plan I-09) was terminated on July 31, 2009 and the second cycle (Plan I-10) was terminated on July 31, 2010. In June 2008, 2009 and 2010 the third, fourth and fifth cycles of the performance share plan (Plan I-11, Plan I-12 and Plan I-13, respectively) were approved.
For each cycle a maximum number of shares is established for each beneficiary who remains in the Group for the duration of the plan. The targets, which, if met, will determine the number of shares to be delivered with respect to the cycles approved through June 2008, were defined by comparing the Group’s performance with that of a benchmark group of financial institutions and were linked to two parameters, namely Total Shareholder Return (TSR) and growth in Earnings per Share (EPS). The targets, which, if met, will determine the number of shares to be delivered under Plan I-12 and Plan I-13, are defined by comparing the Group’s performance with that of a benchmark group of financial institutions and are linked to only one parameter, namely Total Shareholder Return (TSR).

The ultimate number of shares to be delivered will be determined in each of the cycles by the degree of achievement of the targets on the third anniversary of commencement of each cycle (with the exception of the first cycle, for which the second anniversary was considered), and the shares will be delivered within a maximum period of seven months from the beginning of the year in which the cycle ends.
At December 31, 2010, there were three cycles in effect: I-11, I-12 and I-13 plans. The table below describes the number of participants and the maximum number of shares to be distributed.

	Number of	Year	Number of		Deadline for
	shares	granted	persons	Date granted	delivery of shares

Plans in effect at December 31, 2010	55,602,193
Of which:
I-11 plan	17,122,650	2008	5,771	June 21, 2008	July 31, 2011
I-12 plan	18,866,927	2009	6,510	June 19, 2009	July 31, 2012
I-13 plan	19,612,616	2010	6,782	June 11, 2010	July 31, 2013
1.1. Third cycle (I-11 plan)
A detailed description of the terms of this cycle (I-11 plan) is contained in our 2008 annual report on Form 20-F.
1.2. Fourth cycle (I-12 plan)
A detailed description of the terms of this cycle (I-12 plan) is contained in our 2009 annual report on Form 20-F.
1.3. Fifth cycle (I-13 plan)
The fifth cycle (I-13 plan) was approved at the annual general meeting of June 11, 2010, upon a proposal made by the board after a report of the appointment and remuneration committee.
The fifth cycle (I-13 plan) is subject to the following rules:
(i) Beneficiaries: The beneficiaries are the executive directors, other members of senior management and such other managers of Grupo Santander (excluding Banesto) as determined by the board of directors or the executive committee by delegation therefrom. The overall number of participants at December 31, 2010 was 6,782.
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
After a report from the appointments and remuneration committee, the board or the executive committee by delegation therefrom, will have the power to adapt, if appropriate, the composition of the Reference Group in the event of unforeseen circumstances that may affect the entities initially comprising such Group. In such cases, no shares will be earned if Santander ranks below the mean (50th percentile) of the Reference Group; the maximum percentage of shares will be earned if Santander is included in the first quartile (including the 25th percentile) of the Reference Group; 30% of the maximum number of shares will be earned at the mean (50th percentile); and, for intermediate positions below the 50th percentile but above the 25th percentile, it will be calculated by linear interpolation.

(iii) Duration: This fifth cycle will cover 2010, 2011 and 2012. In order to calculate TSR, the average weighted by daily volume of the average weighted listing prices of the fifteen trading sessions immediately preceding (but not including) April 1, 2010 will be taken into account (to calculate the value at the beginning of the period) and that of the fifteen trading sessions immediately preceding (but not including) April 1, 2013 (to calculate the value at the end of the period). To receive shares, those qualified must continue to be actively employed by the Group, except in the event of death or disability, through June 30, 2012. Delivery of the shares, if appropriate, will be made on the date determined by the board of director or by the executive committee by delegation therefrom but not later than July 31, 2013.
The shares will be delivered by the Bank or by another company of the Group, as the case may be.
1.4. Sixth cycle (I-14 plan)
The board, pursuant to a proposal of the appointments and remuneration committee, has submitted for the approval of our shareholders at the 2011 annual general meeting a new cycle (I-14 plan), the features of which are similar to those of previous cycles and are summarized below:
1.
Beneficiaries: The executives of the Santander Group (excluding Banesto) as determined by the board of directors, or the executive committee by delegation therefrom, excluding the executive directors, other members of senior management and those other executives who are beneficiaries of the deferred and conditional variable remuneration plan referred to in page 169 below. The overall number of participants is expected to be approximately 6,500, although the board of directors, or the executive committee by delegation therefrom, may decide to include or exclude additional participants, without changing the maximum overall number of shares to be delivered that is authorised at any time.

2.	Objectives: The objectives used to determine the number of shares for distribution (the “Objectives”) are linked to Total Shareholder Return (“TSR”).

For the purposes of the I-14 plan, TSR is the difference (expressed as a percentage) between the final value of an investment in common shares in each of the compared institutions at the end of the period and the value of the same investment at the beginning of the period. Dividends or other similar items received by the shareholders for such investment during the corresponding period of time will be considered for the calculation of such final value as if they had been invested in more shares of the same kind on the first date on which the dividend or similar item was due to the shareholders and at the average weighted listing price on such date. The determination of such initial and final values are based on the listing prices indicated in sub-section 3 below.

At the end of the respective cycle, the TSR for Santander and each of the entities of the group identified below (the “Reference Group”) will be calculated and will be listed in descending order. The application of the TSR indicator will determine the percentage of shares to be distributed, based on the following scale and on the relative position of Santander within the Reference Group:

Position of Santander in	Percentage shares earned
the TSR ranking	of the maximum
1st – 5th	100.0%
6th	86%
7th	72%
8th	58%
9th	44%
10th	30%
11th and below	0%
The Reference Group will be made up of the following 17 entities:

Bank	Country
Itaú Unibanco Banco Múltiplo	Brazil
Barclays	United Kingdom
Bank of America	The USA
BBVA	Spain
BNP Paribas	France
HSBC Holdings	The UK
ING Group	The Netherlands
Intesa Sanpaolo	Italy
JP Morgan Chase & Co.	The USA
Mitsubishi UFJ Financial Group	Japan
Nordea Bank	Sweden
Royal Bank of Canada	Canada
Société Générale	France
Standard Chartered	The UK
UBS	Switzerland
UniCredit	Italy
Wells Fargo & Co.	The USA

The board, or the executive committee by delegation therefrom, will, after a report from the appointments and remuneration committee, have the power to adapt, if appropriate, the composition of the Reference Group in the event of unforeseen circumstances that may affect the entities initially comprising such Group. In such cases, no shares will be earned if Santander ranks below the mean (50 percentile) of the Reference Group; the maximum percentage of shares will be earned if Santander is included in the first quartile (including the 25 percentile) of the Reference Group; 30% of the maximum number of shares will be earned at the mean (50 percentile); and, for intermediate positions between (but excluding) the mean and the first quartile (excluding the 25 percentile), earned shares will be calculated by linear interpolation.

3.
Duration: This sixth cycle will comprise the years 2011, 2012 and 2013. The calculation of the TSR will take into account the average weighted daily volume of the average weighted listing prices for the fifteen trading sessions immediately preceding (but not including) April 1, 2011 (to calculate the value at the beginning of the period) and that of the fifteen trading sessions immediately preceding (but not including) April 1, 2014 (to calculate the value at the end of the period).

To receive the shares, one must remain in active service with the Group through June 30, 2014,[2] and there must be a determination by the board of directors, upon a proposal from the appointments and remuneration committee, of the absence of any of the following circumstances during the period prior to delivery:

(i)	poor financial performance of the Group;

(ii)	breach by the beneficiary of internal regulations, particularly those relating to risks;

(iii)	material restatement of the Group’s financial statements, except when pursuant to a change in the accounting standards; or

(iv)	significant changes in the financial capital or risk profile of the Group.
The delivery of shares, if any, shall take place no later than July 31, 2014, on a date determined by the board of directors, or by the executive committee by delegation therefrom.

The shares will be delivered by the Bank or by another company of the Group, as the case may be.

4.
Other rules: In the event of a change in the number of shares due to a decrease or increase in the par value of the shares or a transaction with an equivalent effect, the number of shares to be delivered will be modified so as to maintain the percentage of the total share capital represented by them, and the corresponding adjustments shall be made in order for the calculation of TSR to be correct.

Information from the stock exchange with the largest trading volume or, in case of doubt, from the stock exchange of the place where the registered office is located, shall be used to determine the listing price of each share.

If necessary or appropriate for legal, regulatory or similar reasons, the delivery mechanisms provided for herein may be adapted in specific cases without altering the maximum number of shares linked to the plan or the basic conditions upon which the delivery thereof is made contingent. Such adaptations may include the substitution of the delivery of shares for the delivery of equivalent amounts in cash.

2
When termination of the employment relationship with Banco Santander or another entity of the Santander Group is due to retirement, early retirement or pre-retirement of the beneficiary, for a termination judicially declared to be improper, unilateral separation for good cause by an employee (which includes, in any case, those situations set forth in article 10.3 of Royal decree 1382/1985, of 1 August, governing the special relationship of senior management, for the persons subject to these rules), permanent disability or death, or as a result of an employer other than Banco Santander ceasing to belong to the Santander Group, as well as in those cases of mandatory redundancy, the right to delivery of the shares shall continue subject to the same terms as if none of such circumstances had occurred, except for the following changes:

(i)	In the case of death, the right shall pass to the successors of the beneficiary.

(ii)
The number of shares to deliver shall be the result of multiplying the maximum number of shares to be delivered to the beneficiary by the quotient resulting from dividing the number of days elapsed between January 1, 2011 and the date of occurrence of the death, retirement, pre-retirement, redundancy, leave or other circumstance causing the application of this rule, inclusive, by the number of days between January 1, 2011 and June 30, 2014, both inclusive.

In cases of justified temporary leave due to temporary disability, suspension of the contract due to maternity or paternity, or leave to care for children or a relative, there shall be no change in the rights of the beneficiary.
If the beneficiary goes to another company of the Santander Group (including through international assignment and/or expatriation), there will be no change in the rights thereof.
If the employment relationship terminates by mutual agreement or because the beneficiary obtains a leave not referred to in any of the preceding paragraphs, the terms of the termination or temporary leave agreement shall apply.

The shares to be delivered may be owned by the Bank or by any of its subsidiaries, be newly-issued shares, or be obtained from third parties that have signed agreements to ensure that the commitments made will be met.

5.
Maximum limit: The aggregate maximum limit of shares to be delivered in relation to the sixth cycle of the Performance Shares Plan will be 19,000,000, equal to 0.2251% of the share capital as of the date of the call to the Meeting (the “Aggregate Limit”).

2. Obligatory investment plan with matched deferred bonus in shares or matched deferred bonus plan
The matched deferred bonus plan is implemented via the multiannual incentive plan, which is payable in shares of the Bank and is conditional upon compliance with certain investment and continued service requirements.
The current beneficiaries of the plan are the Group’s top executives, who include the executive directors, non-director members of senior management and other executives.
This plan, which was discontinued in 2010, is structured in three-year cycles which start each year. The beneficiaries of the plan must use 10% of their gross annual variable cash-based remuneration (or bonus) to acquire shares of the Bank in the market (the “Obligatory Investment”). As resolved by the shareholders at the relevant general shareholders’ meeting, the Obligatory Investments were made before February 29, 2008, February 28, 2009 and February 28, 2010, respectively.
Participants who hold the shares acquired through the obligatory investment and remain in the Group’s employ for three years from the date on which the obligatory investment is made will be entitled to receive the same number of Bank shares as that composing their initial obligatory investment.
The shares will be delivered within a period of one month from the third anniversary of the date on which the obligatory investment was made.
The shareholders at the annual general meeting of June 19, 2009 introduced, for the third cycle, a requirement additional to that of remaining in the Group’s employ, which is that in the three-year period from the investment in the shares, none of the following circumstances should concur: (i) poor financial performance of the Group; (ii) breach by the beneficiary of the codes of conduct or other internal regulations, including, in particular, those relating to risks that is applicable to the executive in question; or (iii) a material restatement of the Group‘s financial statements, except when it is required pursuant to a change in accounting standards.
There are in effect two cycles of this plan (second and third cycle), main terms of which are described in our 2008 and 2009 annual report on Form 20-F, respectively.
3. Deferred and Conditional Share Plan
This deferred and conditional share plan is implemented via a multiannual incentive plan, which is payable in shares of the Bank. The beneficiaries of the plan are the executive directors and executives and employees of our Group whose annual variable remuneration or bonus for 2010 generally exceeds €300,000 (gross), with a view to deferring a portion of the aforementioned variable remuneration or bonus over a period of three years in which it will be paid in Santander shares.

The share-based bonus will be deferred over a period of three years and will be paid, where appropriate, in three instalments starting in the first year. The amount of shares will be calculated based on the tranches of the following scale established by the board of directives on the basis of the gross variable cash-based remuneration or annual bonus for 2010:

Reference bonus
(thousands of euros)	% deferred
< 300	0%
300 – 600	20%
600 – 1,200	30%
1,200 – 2,400	40%
> 2,400	50%
Total
To accrue share-based deferred remuneration the beneficiary must remain in the Group’s employ, and with the exceptions envisaged in the plan none of the following circumstances shall occur in the period prior to each of the grants: (i) poor financial performance of the Group; (ii) breach by the beneficiary of the codes of conduct or other internal regulations, including, in particular, that relating to risks that is applicable to the executive in question; (iii) a material restatement of the Group‘s financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in economic capital and the qualitative assessment of risk.
A detailed description of the terms of the first cycle of the deferred and conditional share plan is contained our 2009 annual report on Form 20-F.
The board, pursuant to a proposal of the appointments and remuneration committee, has submitted for the approval of our shareholders at the 2011 annual general meeting a second cycle of this plan, the features of which are similar to those of the previous cycle and are summarized below:
(i)
Purpose and beneficiaries: The second cycle of the deferred and conditional share plan shall be applied in relation to the variable remuneration in cash or bonus for financial year 2011 approved by the board of directors, or the appropriate body in each case, for the executive directors or employees of the Santander Group whose gross variable remuneration or annual bonus for 2011 is generally above €300,000 (gross), in order to defer a portion of said variable remuneration or bonus for payment, if any, within a three-year period in Santander shares, in accordance with the rules set forth below. This second cycle shall not apply to the executive directors, other members of senior management or other executives who are beneficiaries of the deferred and conditional variable remuneration plan referred to in page 169 below.

(ii)
Operation: In addition to the beneficiary remaining with the Santander Group[3], the accrual of deferred remuneration in the form of shares is conditional upon none of the following circumstances existing during the period prior to each of the deliveries, in the opinion of the board of directors, and following a proposal of the appointments and remuneration committee:

(i)	poor financial performance of the Group;

3
When termination of the employment relationship with Banco Santander or another entity of the Santander Group is due to retirement, early retirement or pre-retirement of the beneficiary, for a termination judicially declared to be improper, unilateral separation for good cause by an employee (which includes, in any case, those situations set forth in article 10.3 of Royal decree 1382/1985, of 1 August, governing the special relationship of senior management, for the persons subject to these rules), permanent disability or death, or as a result of an employer other than Banco Santander ceasing to belong to the Santander Group, as well as in those cases of mandatory redundancy, the right to delivery of the shares (as well as the corresponding dividends) shall remain under the same conditions in force as if none of such circumstances had occurred.

In the case of death, the right shall pass to the successors of the beneficiary.
In cases of justified temporary leave due to temporary disability, suspension of the contract due to maternity or paternity, or leave to care for children or a relative, there shall be no change in the rights of the beneficiary.
If the beneficiary goes to another company of the Santander Group (including through international assignment and/or expatriation), there will be no change in the rights thereof.
If the employment relationship terminates by mutual agreement or because the beneficiary obtains a leave not referred to in any of the preceding paragraphs, the terms of the termination or temporary leave agreement shall apply.
None of the above circumstances shall give the right to receive the deferred amount in advance. If the beneficiary or the successors thereof maintain the right to receive deferred remuneration in shares (as well as the corresponding dividends), such remuneration shall be delivered within the periods and upon the terms set forth in the plan rules.

(ii)	breach by the beneficiary of the internal regulations, including in particular those related to risks;

(iii)	material restatement of the Group’s financial statements, except when pursuant to a change in the accounting standards; or

(iv)	significant changes in the financial capital or risk profile of the Group.
The deferral of the bonus in shares will last for a period of three years and will be paid, where applicable, in three equal parts from the first year on.
The amount to be deferred in shares shall generally be calculated in accordance with the following scale set by the board of directors based on the gross amount of variable remuneration in cash or annual bonus corresponding to financial year 2011:

Reference bonus
(thousands of euros)	% deferred in the tranche
Less than or equal to 300	0%
More than 300 to 600 (inclusive)	20%
More than 600	30%

Upon each delivery of shares, and thus subject to the same requirements, the beneficiary will be paid an amount in cash equal to the dividends payable for such shares from the date of notice of the bonus and through the time of delivery, whether on the first, second or third anniversary. Under the the Santander Scrip Dividend Program (Santander Dividendo Elección), if applicable, the price offered by the Bank for the free allotment rights corresponding to such shares will be paid.

The beneficiaries of this second cycle of the deferred and conditional share plan may not directly or indirectly hedge the shares prior to their delivery.

(iii)
Maximum number of shares to be delivered: Based on the above scale, the board of directors has estimated that the maximum amount to defer in shares of the total bonus for the financial year 2011 of the beneficiaries of this cycle is € 40 million (the “Maximum Amount Distributable in Shares”). The maximum number of Santander shares that may be delivered under this cycle of the plan (the “Deferred and Conditional Share Plan Limit”) will be determined by applying the following formula:

Deferred and Conditional Share Plan Limit =	Maximum Amount Distributable in Shares

Santander Share Price

where “Santander Share Price” will be the average weighted daily volume of the average weighted listing prices of the relevant Santander shares for the fifteen trading sessions prior to the date on which the board of directors approves the bonus for the executive directors of the Bank for financial year 2011.

(iv)
Other rules: In the event of a change in the number of shares due to a decrease or increase in the par value of the shares or some other transaction with a similar effect, the number of shares to be delivered will be modified so as to maintain the percentage of the total share capital represented by them.

Information from the stock exchange with the largest trading volume or, in case of doubt, from the stock exchange of the place where the registered office is located, shall be used to determine the listing price of each share.

If necessary or appropriate for legal, regulatory or similar reasons, the delivery mechanisms provided for herein may be adapted in specific cases without altering the maximum number of shares under the plan or the basic conditions upon which the delivery thereof is made contingent. Such adaptations may include the substitution of the delivery of shares for the delivery of equivalent amounts in cash.

The shares to be delivered may be owned by the Bank or by any of its subsidiaries, be newly-issued shares, or be obtained from third parties that have signed agreements to ensure that the commitments made can be met.

4. Restricted shares plan
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
The limits authorized at the annual general shareholders’ meetings of June 23, 2007, June 21, 2008 and June 19, 2009 expired without any share delivery commitment having been assumed.
At December 31, 2010, the authorized limit was 2,500,247 shares as approved at the annual general shareholders’ meeting of June 11, 2010. As of the date of this report on Form 20-F, no delivery commitment has been assumed under such authorization.
The use of such limit must also take into account the 2010 Total Limit mentioned above in this section.
A proposal for a new limit under this plan is not included in the agenda of the 2011 annual general meeting.
5. Share ownership guidelines
The Group’s principal executives, including executive directors, must own a specific number of Santander shares on a permanent basis while serving at the Bank.
This obligation currently affects the Group’s highest ranking executives, including the Bank’s executive directors, and requires that they have invested in a number of Santander shares equivalent to one year’s fixed remuneration and that they comply with this obligation within a five-year period that began on March 26, 2007.
Deferred and conditional variable remuneration plan
Directive 2010/76/EU, of 24 November, amending the rules for supervisory review of remuneration policies, and the Guidelines on Remuneration Policies and Practices approved by the Committee of European Banking Supervisors (CEBS), published on December 10, 2010, introduced more stringent standards than those issued by the Financial Stability Board in 2009, which required changes to the executive remuneration policy applied by the Group as from January 1, 2011.
The changes mainly involve the implementation of a new remuneration plan for the executive directors and certain executives (including senior management) and employees who assume risks, perform control functions or receive overall remuneration which puts them at the same remuneration level as senior executives and employees who assume risks. All of them are referred to as “Identified Staff” in accordance with the aforementioned Guidelines on Remuneration Policies and Practices approved by the Committee of European Banking Supervisors on December 10, 2010.
This new plan, the first cycle of which is being submitted for approval at the 2011 annual general meeting, is called the deferred and conditional variable remuneration plan and the beneficiaries thereof will not be beneficiaries of the sixth cycle of the performance share plan and the second cycle of the deferred and conditional share plan.

The purpose of this first cycle of the deferred and conditional variable remuneration plan is to defer a portion of the variable remuneration or bonus of the beneficiaries thereof for a period of three years, with any subsequent payment being made in cash and in Santander shares pursuant to the rules set forth below. The number of beneficiaries of this new deferred and conditional variable remuneration plan is approximately 250 persons, who will be, for purposes of this first cycle, grouped as follows: “executive directors,” made up of the directors of the Bank with executive duties, “division directors,” made up of divisional directors and other Group executives with similar profiles, and “other executives subject to supervision,” made up of the other executives who are beneficiaries of this first cycle.
The total variable remuneration (bonus) for financial year 2011 of the beneficiaries of this first cycle of the deferred and conditional variable remuneration plan will be paid in accordance with the following percentages, based on the time at which the payment occurs and the group to which the beneficiary belongs (the “immediate payment percentage,” to identify the portion of the bonus for which payment will not be deferred, and the “deferred percentage,” to identify the portion of the bonus for which payment will be deferred):

	Immediate payment percentage	Deferred percentage
Executive Directors	40%	60%
Division Directors and other executives of the Group with a similar profile	50%	50%
Other Executives Subject to Supervision	60%	40%
Taking into account the foregoing, the total variable remuneration (bonus) for financial year 2011 for the beneficiaries of this first cycle will be paid as follows:
(i)
In 2012, each beneficiary, based on the group to which the beneficiary belongs, will receive the Immediate Payment Percentage applicable in each case in halves and net of taxes or withholding, in cash and Santander shares (the “Initial Date” which is understood as the specific date on which the Immediate Payment Percentage is paid).

(ii)
The payment of the Deferred Percentage of the bonus applicable in each case based on the group to which the beneficiary belongs will be deferred for a period of 3 years and will be paid in thirds, within fifteen days following the anniversaries of the Initial Date in 2013, 2014 and 2015 (the “Anniversaries”), provided that the conditions listed below are met.

(iii)
Of the deferred amount, upon payment (or withholding) of the taxes applicable at any time, the resulting net amount will be paid in thirds, within fifteen days following the first, second and third Anniversaries, 50% in cash and the other 50% in Santander shares.

(iv)
Beneficiaries who receive Santander shares pursuant to paragraphs (i) to (iii) above may not transfer them or engage in the direct or indirect hedging thereof for a period of one year from each delivery of shares. Nor may the beneficiaries engage in direct or indirect hedging of the shares prior to the delivery thereof.

In addition to the beneficiary remaining with the Santander Group,4 the accrual of deferred remuneration is conditional upon none of the following circumstances occurring during the period prior to each of the grants, in the opinion of the board of directors, and following a proposal of the appointments and remuneration committee:
(i)	poor financial performance of the Group;

(ii)	breach by the beneficiary of internal regulations, particularly those relating to risks;

(iii)	material restatement of the Group’s financial statements, except when pursuant to a change in the accounting standards; or

(iv)	significant changes in the financial capital or risk profile of the Group.
The board of directors, upon a proposal of the appointments and remuneration committee, and based on the degree of compliance with such conditions, will on each occasion determine the amount of the deferred remuneration to be paid.
If the above requirements are met on each Anniversary, the cash and shares will be delivered to the beneficiaries, in thirds, within fifteen days following the first, second and third Anniversary.
On each delivery of shares and cash, and thus subject to the same requirements, the beneficiary will be paid an amount in cash equal to the dividends paid for such shares and the interest accrued on the deferred cash amount of the annual bonus, in both cases from the Initial Date until the date of payment of the shares and cash in each applicable case. In cases of application of the Santander Scrip Dividend program (Santander Dividendo Elección), the price paid will be that offered by the Bank for the free allotment rights corresponding to such shares.
The final number of shares actually allocated to each beneficiary will be calculated taking into account: (i) the amount resulting from accounting for the applicable taxes (or withholding); and (ii) the average weighted daily volume of the average weighted listing prices for the 15 trading sessions prior to the date on which the board of directors approves the bonus for the executive directors of the Bank for financial year 2011.

4
When termination of the employment relationship with Banco Santander or another entity of the Santander Group is due to retirement, early retirement or pre-retirement of the beneficiary, for a termination judicially declared to be improper, unilateral separation for good cause by an employee (which includes, in any case, those situations set forth in article 10.3 of Royal decree 1382/1985, of August 1, governing the special relationship of senior management, for the persons subject to these rules), permanent disability or death, or as a result of an employer other than Banco Santander ceasing to belong to the Santander Group, as well as in those cases of mandatory redundancy, the right to delivery of the shares and the deferred cash amounts (as well as the corresponding dividends and interest) shall remain under the same conditions in force as if none of such circumstances had occurred.

In the case of death, the right shall pass to the successors of the beneficiary.
In cases of justified temporary leave due to temporary disability, suspension of the contract due to maternity or paternity, or leave to care for children or a relative, there shall be no change in the rights of the beneficiary.
If the beneficiary goes to another company of the Santander Group (including through international assignment and/or expatriation), there will be no change in the rights thereof.
If the employment relationship terminates by mutual agreement or because the beneficiary obtains a leave not referred to in any of the preceding paragraphs, the terms of the termination or temporary leave agreement shall apply.
None of the above circumstances shall give the right to receive the deferred amount in advance. If the beneficiary or the successors thereof maintain the right to receive deferred remuneration in shares and in cash (as well as the corresponding dividends and interest), such remuneration shall be delivered within the periods and upon the terms set forth in the plan rules.

Taking into account that the board of directors has estimated that the maximum amount of the bonus to be delivered in shares to the beneficiaries of the first cycle of the deferred and conditional variable remuneration plan is 165 million euros (the “Maximum Amount Distributable in Variable Remuneration Shares” (“MADVRS”)), the maximum number of Santander shares that can be delivered to such beneficiaries under this cycle of the plan (the “Variable Remuneration Shares Limit” (“VRSL”)) will, after deducting the applicable taxes (or withholding), be determined by application of the following formula:

VRSL	=	MADVRS
Santander Share Price
where “Santander Share Price” will be the average weighted daily volume of the average weighed listing prices of the relevant Santander shares for the fifteen trading sessions prior to the date on which the board of directors approves the bonus for the executive directors of the Bank for financial year 2011.
The Maximum Distributable Amount in Variable Remuneration Shares includes an estimate of the maximum amount of the bonus to be delivered in shares for the executive directors of the Bank, which is € 17.5 million (the “Maximum Amount Distributable in Shares for Executive Directors” or “MADSED”). The maximum number of Santander shares that may be delivered to the executive directors under this cycle of the plan (the “Executive Director Share Limit” or “EDSL”) will be determined, after the deduction (or withholding) of applicable taxes, by applying the following formula:

EDSL	=	MADSED
Santander Share Price
where “Santander Share Price” will be the average weighted daily volume of the average weighted listing prices for the fifteen trading sessions prior to the date on which the board of directors approves the bonus for the executive directors of the Bank for financial year 2011.

Santander UK
The long-term incentive plans on shares of the Bank originally granted by management of Santander UK to its employees (consisting of Santander UK shares) are as follows:

							Date of	Date of
		Exercise price					commencement	expiry of
	Number of	in pounds	Year	Employee	Number of		of exercise	exercise
	shares	sterling (*)	granted	group	persons		period	period
Plans outstanding at 01/01/08	8,048,312	5.34

Options granted (Sharesave)	5,196,807	7.69	2008	Employees	6,556	(**)	11/01/08	11/01/11
Options exercised	(6,829,255)	4.91					11/01/08	11/01/13
Of which:
Executive options	(132,107)	4.11
Sharesave	(4,506,307)	3.07
MTIP	(2,190,841)	8.73
Options cancelled (net) or not exercised	(262,868)	4.87
Of which:
Sharesave	(233,859)	4.13
MTIP	(29,009)	10.88

Plans outstanding at 12/31/08	6,152,996	7.00

Options granted (Sharesave)	4,527,576	7.26	2009	Employees	7,066	(**)	11/01/09	11/01/12
							11/01/09	11/01/14

Options exercised	(678,453)
Of which:
Sharesave	(678,453)	3.85
Options cancelled (net) or not exercised	(1,277,590)
Of which:
Sharesave	(1,277,590)	7.48

Plans outstanding at 12/31/09	8,724,529	7.24

Options granted (Sharesave)	3,359,425	6.46	2010	Employees	4,752	(**)	11/01/10	11/01/13
							11/01/10	11/01/15
Options exercised	(72,516)	7.54
Of which:
Sharesave	(72,516)	7.54
Options cancelled (net) or not exercised	(3,072,758)	6.82
Of which:
Sharesave	(3,072,758)	6.82

Plans outstanding at 12/31/10	8,938,680	7.09

Of which:
Executive Options	12,015	4.54	2003-2004	Executives	2		03/26/06	03/24/13
Sharesave	8,926,665	7.09	2004-2008-2009-2010	Employees	13,195	(**)	04/01/06	11/01/15

(*)	At December 31, 2010, 2009 and 2008, the euro/pound sterling exchange rate was €1.16178/GBP 1; €1.12600/GBP 1 and €1.04987/GBP 1, respectively.

(**)	Number of accounts/contracts. A single employee may have more than one account/contract.
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

In 2008, the Group launched a voluntary savings scheme for Santander UK employees (Sharesave Scheme) whereby employees who join the scheme will have between GBP 5 and GBP 250 deducted from their net monthly pay over a period of three or five years. When this period has ended, the employees may use the amount saved to exercise options on shares of the Bank at an exercise price calculated by reducing by up to 20% the average purchase and sale prices of the Bank shares in the first three trading days of September 2008. This scheme, which commenced in September 2009, was approved at the general shareholders’ meeting held on June 21, 2008 and is authorized by the UK tax authorities (HMRC). At the annual general meetings held on 19 June 2009 and 11 June 2010, our shareholders approved a plan with similar features to the plan approved in 2008.
A new version of the plan is included in the agenda of the 2011 annual general meeting.
C. Board practices
Date of expiration of the current term of office of the directors and the period during which the directors have served in that office:
The period during which the directors have served in their office is shown in the table under Section A of this Item 6.
The date of expiration of the current term of office is shown in the table below:

Date of
Name	expiration (1)
Emilio Botín	1st half 2013
Fernando de Asúa	1st half 2015
Alfredo Sáenz	1st half 2015
Matías R. Inciarte	1st half 2014
Manuel Soto	1st half 2014
Assicurazioni Generali, S.p.A.	1st half 2012
Antonio Basagoiti	1st half 2012
Ana P. Botín	1st half 2011
Javier Botín	1st half 2015
Lord Burns	1st half 2011
Guillermo de la Dehesa	1st half 2014
Rodrigo Echenique	1st half 2011
Antonio Escámez	1st half 2012
Ángel Jado	1st half 2015
Francisco Luzón	1st half 2012
Abel Matutes	1st half 2014
Juan R. Inciarte	1st half 2013
Luis Alberto Salazar-Simpson	1st half 2013
Isabel Tocino	1st half 2015

(1)	Pursuant to the provisions of our By-laws, one-fifth of the board will be renewed every year, based on length of service and according to the date and order of their respective appointments.

A proposal to reduce the term of the office for our directors from five to three years has been submitted for the consideration of our shareholders at the 2011 annual general meeting which, if approved, will result in approximately one-third of the directors (as opposed to one-fifth) being up for annual re-election.

At the 2011 annual general meeting, the following directors will be proposed for re-election for a period of three years: Ana P. Botín, Rodrigo Echenique, Lord Burns and Assicurazioni.

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
To that end, during its meeting on January 24, 2011, the board, without the participation of the executive directors, unanimously voted, following the favorable report from the appointments and remuneration committee, to draft an addenda to the contracts of executive directors and members of senior management in order to include certain amendments to the clauses applicable to the termination of services of such officers with respect to the prohibition against competition and solicitation of customers, employees and providers.
(ii) Code of conduct
Executive directors are required to strictly observe the provisions contained in the Rules and Regulations of the Board. They also must observe the provisions of Grupo Santander’s General Code of Conduct and the Code of Conduct in the Securities Market, specifically with respect to rules of confidentiality, professional ethics and conflicts of interest.
(iii) Remuneration
The remuneration for undertaking their executive responsibilities is compatible with the joint participation in the year’s profits (annual retainer and attendance fees) to which directors are entitled, as it is expressly stated by our By-laws and the Rules and Regulations of the Board.
a. Fixed remuneration of executive directors
The fixed remuneration received by the executive directors during the last three fiscal years was as follows:

Thousands of euros	2010		Change (%)	2009	2008

Emilio Botín	1,344		—	1,344	1,305
Alfredo Sáenz	3,703		—	3,703	3,595
Matías R. Inciarte	1,710		—	1,710	1,661
Ana P. Botín	1,353	(*)	4.6%	1,294	1,269
Francisco Luzón	1,656		10.0%	1,505	1,461
Juan R. Inciarte	987		—	987	958

Total	10,754		2.0%	10,543	10,249

(*)
It is the sum of the fixed remuneration received from Banesto by Ana P. Botín for the first eleven months of 2010, and that accrued from December 1, 2010 as a result of the change in her responsibilities (chief executive officer of Santander UK).

b. Variable remuneration of executive directors
The variable remuneration for financial year 2010 had a cash component and another deferred component made up entirely of shares:
1. The variable remuneration (bonus) for executive directors was set taking into account compliance with the targets for profit before tax (PBT), comparison to other financial entities, and the quality of the results obtained. This last item is assessed with respect to the recurrence thereof (eliminating special or extraordinary transactions), the appropriate management of risk, and the efficient consumption of capital.

2. A portion of the bonus payable in shares is deferred for a period of three years. The percentage of the bonus that is deferred depends on the tranches set at the 2010 general shareholders’ meeting, at which this system was approved as the first cycle of the deferred and conditional share plan.
3. Finally, as part of the variable remuneration for financial year 2010, our shareholders at the general shareholders’ meeting for such year approved participation of the executive directors in a new cycle of the performance shares plan, i.e., the fifth cycle, also known as Plan I-13, which, like the previous ones, consists of a promise to deliver a number of Santander shares to each participant within three years based on the achievement of certain goals —in this case those linked to total shareholder return on the Bank’s shares— and compliance with certain conditions.
The amounts received by each executive director in terms of variable remuneration in cash with respect to the last two financial years were as follows:

Thousands of euros	2010 (*)	Change (%)	2009	2008
Emilio Botín	1,682	(15.3%)	1,987	1,987
Alfredo Sáenz	3,351	(29.4%)	4,745	4,745
Matías R. Inciarte	1,994	(20.3%)	2,503	2,503
Ana P. Botín	1,440	(19.4%)	1,786	1,786
Francisco Luzón	2,146	(22.0%)	2,753	2,753
Juan R. Inciarte	1,304	(11.1%)	1,466	1,466

Total	11,917	(21.8%)	15,240	15,240

(*)
Not included are the amounts whose handing-over in the form of shares are deferred and conditional by resolution of the general meeting of shareholders on June 11, 2010, and which amount to a total of €6,362,000.

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
Executive directors whose contracts are terminated voluntarily or due to breach of duties are not entitled to receive any economic compensation. If the contracts are terminated for reasons attributable to the Bank or due to certain objective circumstances (such as those affecting the executive directors’ functional and organic statute), the directors will be entitled, at the date of termination of their employment relationships with the Bank, to the following:
–
In the cases of Emilio Botín and Alfredo Sáenz, on proceeding to retired status, to receive the amounts corresponding to accrued pension (€25.0 million and €86.6 million, respectively) in the form of capital with no additional amount accruing by way of pension in the future after the exercising by each of the directors of the consolidation option referred to under Note 5.c to our consolidated financial statements.

If termination of the contract with Alfredo Sáenz had occurred in 2010, he could have chosen to proceed to retired status or to receive a severance compensation equivalent to 40% of his annual fixed salary multiplied by the number of years of his service at the Bank, up to a maximum of 10 times his annual fixed salary. However, Alfredo Sáenz has waived his right to receive such severance compensation.

–
In the case of Matías R. Inciarte, to take pre-retirement and to receive his accrued pensions in the form of capital (€44,560,000) without any additional amounts accruing in respect of pensions in the future since the consolidation option referred to in Note 5.c has been exercised.

At December 31, 2009 and 2008, Matías R. Inciarte would have been entitled to take pre-retirement and accrue annual pension supplements amounting to €2,507,000 and €2,416,000, respectively, in those years.

–
In the case of Ana P. Botín, pursuant to a change in her contract approved by the directors at the board meeting held on January 24, 2011, following the report of the appointments and remuneration committee, to take pre-retirement and accrue a pension supplement. At December 31, 2010, the annual pension supplement would amount to €2,556 thousand (December 31, 2009: €1,841,000; December 31, 2008: €1,781,000).

At December 31, 2009 and 2008, Ana P. Botín was entitled to receive a termination benefit amounting to five years’ annual fixed salary at the date of termination (2009: €6,472,000, 2008: €6,345,000), although this entitlement to termination benefit had ceased as a result of the change in her contract.

–
In the case of Francisco Luzón, to take pre-retirement and to accrue a pension supplement. At December 31, 2010, the annual pension supplement would amount to €2,850,000 (2009: €2,701,000; 2008: €2,648,000).

–
In the case of Juan R. Inciarte, pursuant to a change in his contract approved by the directors at the board meeting held on January 24, 2011, following the report of the appointments and remuneration committee, to take pre-retirement and accrue a pension supplement. At December 31, 2010, the annual pension supplement would amount to €908,000 (December 31, 2009: €869,000, December 31, 2008: €958,000).

As of December 31, 2009 and 2008, Juan R. Inciarte was entitled to receive an indemnity amounting to 5 yearly payments of the annual fixed salary he received at the time of termination (€4,936,000 and €4,792,000, respectively), this indemnity right having been eliminated as a result of the amendment to his contract.

In the event of Ana P. Botín, Francisco Luzón or Juan R. Inciarte proceeding to pre-retired or retired status, they would be entitled to choose between receiving their accrued pensions (or amounts equivalent thereto) in the form of income or capital (i.e., as a lump sum consideration) in whole but not in part. Such right is independent of the option to which they are entitled beginning from the age of 60 years (see Note 5.c to our consolidated financial statements).

(v) Insurance
The Bank provides to its executive directors life insurance, the premium for which is included in the column Other remuneration in the table of page 150 above, accident insurance, whose coverage varies in each cases on the basis of the policy set by the Bank for its senior executives, and a reimbursement for healthcare insurance.
(vi) Confidentiality and return of documents
The contracts contain confidentiality agreements, which cover the periods during and after the termination of the employment relationship.
(vii) Other conditions
The contracts provide for the following advance notice periods for termination of the executive officers’ position by the Bank or resignation by the executive officer.

	Date of current contract	By decision of the		By decision of the
Advance notice period	(month/day/year)	Bank (months)		director (months)
Emilio Botín	04/29/2009	(*	)	(*	)
Alfredo Sáenz	04/29/2009	4		4
Matías R. Inciarte	04/29/2009	4		4
Ana P. Botín	04/29/2009	4		4
Francisco Luzón	04/29/2009	6		4
Juan R. Inciarte	04/29/2009	4		4

(*)	It is not contractually established.
Audit and compliance committee and appointments and remuneration committee
An audit and compliance committee as well as an appointments and remuneration committee operate as part of the board of directors. The audit and compliance committee consists exclusively of 5 external directors (all of whom are independent in accordance with the principles set forth in Article 6.2(c) of the Rules and Regulations of the Board). The appointments and remuneration committee consists of 4 external directors (all of whom are independent in accordance with the principles set forth in Article 6.2(c) of the Rules and Regulations of the Board). These independence standards may not necessarily be consistent with, or as stringent as, the director independence standards established by the NYSE.
The audit and compliance committee
The audit and compliance committee was created to provide support and specialization for the tasks of controlling and reviewing the Bank’s accounts and compliance function. Its mission, which has been defined and approved by the board, is established in our By-laws and in the Rules and Regulations of the Board.
Only non-executive directors can be members of this committee with independent directors (as defined in the Rules and Regulations of the Board) having a majority representation. Its chairman must always be an independent director (as defined in the Rules and Regulations of the Board) and someone who has the necessary knowledge and experience in matters of accounting, auditing or risk management. Currently, the chairman of the audit and compliance committee is Manuel Soto.
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
e) Supervise the process for gathering financial information and for the internal control systems. In particular, the audit and compliance committee shall:
(i)
Supervise the process of preparing and presenting the regulated financial information relating to the Company and the Group, as well as its integrity, reviewing compliance with regulatory requirements, the proper demarcation of group consolidation and the correct application of accounting standards;

(ii)
Supervise the effectiveness of the systems for the internal monitoring and management of risks, reviewing them periodically, so that the principal risks are identified, managed and properly disclosed; and

(iii)	Discuss with the external auditor any significant weaknesses detected in the internal control system during the course of the audit.
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
In any event, the audit and compliance committee should receive annually from the external auditor written confirmation of the latter’s independence versus the Company or institutions directly or indirectly linked to the Company, as well as information on any type of additional services provided to such institutions by the aforementioned auditor or by persons or institutions related to the latter, as stipulated in External Auditing Law 19/1988, of July 12.
Likewise, prior to the issuing of the external auditor’s report, the committee shall issue annually a report expressing an opinion on the independence of the external auditor. In any event, such report should make a statement as to the providing of the additional services referred to in the preceding paragraph.
j) The committee shall ensure that the Company publicly communicates a change of auditor and accompanies such communication with a declaration regarding the possible existence of disagreements with the outgoing auditor and, if any, regarding the content thereof and, in the event of the resignation of the auditor, the committee shall examine the circumstances causing it.
k) Report to the board, in advance of its adoption of the corresponding decisions, regarding:
(i) The financial information that the Company must periodically make public, ensuring that such information is prepared in accordance with the same principles and practices applicable to the annual financial statements.
(ii) The creation or acquisition of equity interests in special purpose entities or entities domiciled in countries or territories that are considered to be tax havens.
l) Supervise the observance of the Code of Conduct of the Group in the Securities Markets, the Manuals and Procedures for the Prevention of Money Laundering and, in general, the rules of governance and compliance in effect in the Company, and make such proposals as are deemed necessary for the improvement thereof. In particular, the committee shall have the duty to receive information and, if applicable, issue a report on disciplinary penalties to be imposed upon members of the senior management.
m) Review compliance with such courses of action and measures as result from reports issued or inspection proceedings carried out by administrative authorities having functions of supervision and control.
n) Know and, if applicable, respond to the initiatives, suggestions or complaints put forward or raised by the shareholders regarding the area of authority of this committee and which are submitted to it by the office of the general secretary of the Company. The committee shall also:
(i) Receive, deal with and keep a record of the complaints received by the Bank on matters related to the process of gathering financial information, auditing and internal controls.
(ii) Receive on a confidential and anonymous basis communications from Group employees who express their concern on possible questionable practices in the areas of accounting or auditing.
o) Receive information from the person responsible for the Company’s taxation matters on the tax policies applied, at least prior to the drawing-up of the annual accounts and the filing of the Corporate Tax return, and where relevant, on the tax consequences of transactions or matters submitted to the board of directors or the executive committee for approval, unless such bodies have been informed directly, in which case this will be reported to the committee at the first subsequent meeting held by it. The audit and compliance committee shall transfer the information received to the board of directors.

p) Report on any proposed amendments to the Rules and Regulations of the Board prior to the approval thereof by the board of directors.
q) Evaluate, at least once a year, the committee’s operation and the quality of its work.
r) And the others specifically provided for in the Rules and Regulations of the Board.
The Group’s 2010 audit and compliance committee report is available on the Group’s website, which does not form part of this annual report on Form 20-F, at www.santander.com under the heading “Information for shareholders and investors—Corporate governance—Committees report”.
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
The Group’s 2010 appointments and remuneration committee report is available on the Group’s website, which does not form part of this annual report on Form 20-F, at www.santander.com under the heading “Information for shareholders and investors—Corporate governance—Committees report”.

The following are the members of the appointments and remuneration committee:

Name	Position

Fernando de Asúa	Chairman
Guillermo de la Dehesa	Member
Rodrigo Echenique	Member
Manuel Soto	Member
Ignacio Benjumea also acts as secretary to the appointments and remuneration committee but is classified as a non-member.
D. Employees
As of December 31, 2010, we had 178,869 employees (as compared to 169,460 in 2009 and 170,961 in 2008) of which 36,429 were employed in Spain (as compared to 35,076 in 2009 and 36,376 in 2008) and 142,440 were employed outside Spain (as compared to 134,384 in 2009 and 134,585 in 2008). The terms and conditions of employment in the non-government-owned banks in Spain are negotiated on an industry-wide basis with the trade unions. This process has historically produced collective agreements binding on all the private banks and their employees. The agreement applicable during the prior years expired on December 31, 2010 and a new agreement has not yet been signed. The terms and conditions of employment in many of our subsidiaries outside Spain (including in Argentina, Portugal, Italy, Uruguay, Puerto Rico, Colombia, Chile, Mexico, Germany, the UK, Brazil and Poland) are negotiated either directly or indirectly (on an industry-wide basis) with the trade unions.

The table below shows our employees by geographic area:

	Number of employees
	2010	2009	2008
SPAIN	36,429	35,076	36,376

LATIN AMERICA	88,490	84,976	95,375
Argentina	6,453	5,753	6,313
Brazil	53,829	50,904	53,198
Chile	11,702	11,850	12,081
Colombia	1,321	1,304	1,415
Mexico	12,531	12,509	13,924
Peru	56	47	52
Puerto Rico	1,807	1,796	1,885
Uruguay	735	757	847
Venezuela	56	56	5,659

EUROPE	41,116	37,871	36,778
Austria	389	467	—
Czech Republic	116	166	205
Germany	3,020	2,852	2,431
Belgium	23	13	12
Finland	143	89	28
France	41	32	51
Greece	26	19	21
Hungary	42	47	84
Ireland	8	7	7
Italy	922	931	879
Luxembourg	3	3	3
Norway	421	385	361
Poland	3,622	867	852
Portugal	6,522	6,522	6,839
Russia	—	85	—
Switzerland	175	178	198
The Netherlands	423	423	289
United Kingdom	25,220	24,785	24,518

USA	12,644	11,355	2,051

ASIA	114	103	82
Hong Kong	78	72	75
China	23	23	—
Japan	6	5	5
Others	7	3	2

OTHERS	76	79	299
Bahamas	55	56	55
Others	21	23	244

Total	178,869	169,460	170,961
In those cases where an employee is working from one country but is technically employed by a Group company located in a different country, we designate that employee as working from his/her country of residence.

The table below shows our employees by type of business:

	Number of employees
	2010	2009	2008
Retail Banking	171,964	163,184	165,244
Asset Management and Insurance	1,338	1,558	1,435
Global Wholesale Banking	3,037	2,898	2,572
Corporate Activities	2,530	1,820	1,710

Total	178,869	169,460	170,961

As of December 31, 2010, we had 2,216 temporary employees (as compared to 1,577 as of December 31, 2009 and 1,814 as of December 31, 2008). In 2010, the average number of temporary employees working for the Group was 1,897 employees.
E. Share ownership
As of May 27, 2011, the direct, indirect and represented holdings of our current directors were as follows:

	Direct	Indirect stake		% of
Directors	Stake	and represented	Total shares	Capital stock
Emilio Botín (1)	8,200,236	151,922,027	160,122,263	2.118%
Fernando de Asúa	63,600	51,420	115,020	0.001%
Alfredo Sáenz	987,913	1,278,851	2,266,764	0.027%
Matías R. Inciarte (3)	993,591	164,125	1,157,716	0.014%
Manuel Soto	62,446	365,377	427,823	0.005%
Assicurazioni Generali S.p.A	75,000	50,059,290	50,134,290	0.594%
Antonio Basagoiti	712,920	—	712,920	0.008%
Ana P. Botín (1)	5,106,835	4,024,136	9,130,971	0.000%
Javier Botín (1)(2)	4,793,481	4,676,610	9,470,091	0.000%
Lord Burns (Terence)	30,103	27,001	57,104	0.001%
Guillermo de la Dehesa	103	—	103	0.000%
Rodrigo Echenique	658,758	9,542	668,300	0.008%
Antonio Escámez	757,596	—	757,596	0.009%
Ángel Jado	1,877,500	4,950,000	6,827,500	0.081%
Francisco Luzón	1,257,943	59,873	1,317,816	0.016%
Abel Matutes	126,890	2,355,145	2,482,035	0.029%
Juan R. Inciarte	1,375,665	—	1,375,665	0.016%
Luis Alberto Salazar-Simpson	253,205	5,801	259,006	0.003%
Isabel Tocino	39,861	—	39,861	0.000%

Total	27,373,646	219,949,198	247,322,844	2.930%

(1)
Emilio Botín has attributed the right of vote in a general shareholders’ meeting of 91,866,035 shares (1.088% of the capital stock) held by the Marcelino Botín Foundation, of 8,096,742 shares held by Jaime Botín, of 9,042,777 shares held by Emilio Botín O., of 9,130,971 shares held by Ana P. Botín and of 9,470,091 shares held by Javier Botín. This table shows the direct and indirect shareholding of the two latter who are directors, but in the column showing the percentage of capital stock, these shareholdings are presented together with those that belong or are also represented by Emilio Botín.

(2)
Javier Botín is a proprietary non-executive director as he represents in the board of directors a 2.118% of the Bank’s capital stock which corresponds to the holdings of the Marcelino Botín Foundation, Emilio Botín, Ana P. Botín, Emilio Botín O., Jaime Botín, Paloma O’Shea and his own.

(3)	Matías R. Inciarte has the right to vote 79,262 shares owned by two of his children.

Santander’s capital is comprised of only one class of shares, all of which are ordinary and have the same rights.
As of May 27, 2011 our current executive officers (not directors) referred to above under Section A of this Item 6 as a group beneficially owned, directly or indirectly, 4,846,987 ordinary shares, or 0.06% of our issued and outstanding share capital as of that date. Together with the options granted, no individual executive officer beneficially owns, directly or indirectly, one percent or more of the outstanding share capital as of that date.
Item 7. Major Shareholders and Related Party Transactions
A. Major shareholders
As of December 31, 2010, to our knowledge no person beneficially owned, directly or indirectly, 5% or more of our shares.
At December 31, 2010 a total of 1,146,412,946 shares, or 13.76% of our share capital, were held by 1,153 registered holders with registered addresses in the United States and Puerto Rico, including JPMorgan Chase, as depositary of our American Depositary Share Program. These ADSs were held by 21,487 record holders. Since certain of such shares and ADSs are held by nominees, the foregoing figures are not representative of the number of beneficial holders. Our directors and executive officers did not own any ADSs as of December 31, 2010.
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
Under this agreement and through the establishment of restrictions on the free transferability of their shares and the regulation of the exercise of the voting rights inherent in them, these shareholders have agreed to act in a coordinated manner in order to develop a common, lasting and stable policy and an effective and unified presence and representation in the Bank’s governing bodies.
The agreement comprises a total of 44,396,513 shares of the Bank (0.533% of its share capital at the end of the year 2010). In addition and in accordance with the first clause of the shareholders’ agreement, the agreement will be extended only in terms of the exercising of voting rights to other shares of the Bank that are subsequently held, directly or indirectly, by the signatories or those over which they have voting rights. As a result, as of December 31, 2010, another 34,342,041 shares (0.412% of the Bank’s share capital at the end of the year 2010) are also included in the syndicate of shareholders.
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

	Thousands of Euros
	2010			2009			2008
	Loans			Loans			Loans
	and			and			and
	Credits	Guarantees	Total	Credits	Guarantees	Total	Credits	Guarantees	Total
Alfredo Sáenz	31	—	31	16	—	16	25	—	25
Matías R. Inciarte	14	—	14	7	10	17	20	10	30
Manuel Soto	2	—	2	—	—	—	5	—	5
Antonio Basagoiti	36	1	37	47	1	48	66	1	67
Ana P. Botín	2	—	2	3	—	3	5	—	5
Javier Botín	5	—	5	2	—	2	—	—	—
Rodrigo Echenique	16	—	16	9	—	9	12	—	12
Antonio Escámez	1,500	—	1,500	1,488	—	1,488	1,474	—	1,474
Ángel Jado	3,002	—	3,002	—	—	—	—	—	—
Francisco Luzón	9,230	—	9,230	5,004	—	5,004	1,649	—	1,649
Juan R. Inciarte	370	—	370	421	—	421	465	—	465
Luis Alberto Salazar-Simpson	401	—	401	434	—	434	461	—	461
Isabel Tocino	30	—	30	40	—	40	49	—	49

	14,639	1	14,640	7,471	11	7,482	4,231	11	4,242

Additionally, the total amount of loans and credits made by us to our executive officers who are not directors, as of December 31, 2010, amounted to €30 million (see Note 53 to our consolidated financial statements).
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

As of December 31, 2010 our loans and credits to associated and jointly controlled entities, amounted to €144 million. Those loans and credits represented 0.02% of our total net loans and credits and 0.2% of our total stockholders’ equity as of December 31, 2010.
For more information, see Notes 3 and 53 to our consolidated financial statements.
C. Interests of experts and counsel
Not Applicable.
Item 8. Financial Information
A. Consolidated statements and other financial information
Financial Statements
See Item 18 for our consolidated financial statements.
(a)	Index to consolidated financial statements of Santander
Legal Proceedings
i. Tax-related proceedings
At December 31, 2010, the main tax-related proceedings concerning the Group were as follows:
-
“Mandados de Segurança” filed by Banco Santander Brasil, S.A. and certain Group companies in Brazil challenging the increase in the rate of Brazilian social contribution tax on net income from 9% to 15% stipulated by Interim Measure 413/2008, ratified by Law 11,727/2008.

-	“Mandados de Segurança” filed by certain Group companies in Brazil claiming their right to pay the Brazilian social contribution tax on net income at a rate of 8% and 10% from 1994 to 1998.

-
The “Mandados de Segurança” filed by Banco Santander, S.A. and other Group entities claiming their right to pay the Brazilian PIS and COFINS social contributions only on the income from the provision of services. In the case of Banco Santander, S.A., the “Mandado de Segurança” was declared unwarranted and an appeal was filed at the Federal Regional Court. In September 2007 the Federal Regional Court found in favor of Banco Santander, S.A., but the Brazilian authorities appealed against the judgment at the Federal Supreme Court. In the case of Banco ABN AMRO Real, S.A., in March 2007 the court found in its favor, but the Brazilian authorities appealed against the judgment at the Federal Regional Court, which handed down a decision partly upholding the appeal in September 2009. Banco ABN AMRO Real, S.A. filed an appeal at the Federal Supreme Court.

–
Real Leasing, S.A., Arrendamiento Mercantil and Banco ABN AMRO Real, S.A. have filed various administrative and legal claims in connection with the deductibility of the provision for doubtful debts for 1995.

–
Banco Santander Brasil, S.A. and other Group companies in Brazil are involved in several administrative and legal proceedings against various municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services.

–
In addition, Banco Santander Brasil, S.A. and other Group companies in Brazil are involved in several administrative and legal proceedings against the tax authorities in connection with the social security tax on certain items which are not considered to be employee remuneration.

–
In November 2009 Banco Santander Brasil, S.A. and certain of its subsidiaries availed themselves of the program for the deferral and payment in cash of tax and Social Security debts established in Law 11941/2009. The main processes included in this program, which were reported in prior years, refer to litigation related to (i) the right to consider the social contribution tax on net income as deductible in the calculation of Brazilian legal entities income tax, (ii) the right to pay the Brazilian social contribution tax on net income at a rate of 8%, and (iii) the deductibility for income tax purposes of the depreciation expense in the same period as that in which lease income is recognized in finance lease companies. The participation in this program entails payment of the disputed amounts and the discontinuance of the related court proceedings.

–
In December 2008, the Brazilian tax authorities issued an infringement notice against Banco Santander Brasil, S.A. in relation to income tax (IRPJ and CSL) for 2002 to 2004. The tax authorities took the view that Banco Santander Brasil, S.A. did not meet the necessary legal requirements to be able to deduct the goodwill arising out of the acquisition of Banespa. Banco Santander Brasil, S.A. filed an appeal at Conselho Administrativo de Recursos Fiscais (CARF) against the infringement notice. In June 2010 the Brazilian tax authorities issued infringement notices in relation to this same matter for 2005 to 2007. Banco Santander Brasil, S.A. filed an appeal against these procedures at CARF. The Group considers, based on the advice of its external legal counsel, that the stance taken by the Brazilian tax authorities is not correct, that there are sound defense arguments to appeal against the infringement notice and that, therefore, the risk of loss is remote. Consequently, no provisions have been recognized in connection with these proceedings because this matter should not affect the consolidated financial statements.

–
In December 2010, the Brazilian tax authorities issued an infringement notice against Santander Seguros, S.A., as the successor by merger to ABN AMRO Brazil Dois Participacoes, S.A., in relation to income tax (IRPJ and CSL) for 2005. The tax authorities questioned the tax treatment applied to a sale of Real Seguros, S.A. shares made in that year. The aforementioned entity filed an appeal against the infringement notice. Also, the tax authorities issued infringement notices against Banco Santander, S.A. in connection with income tax (IRPJ and CSL), questioning the tax treatment applied to the economic compensation received under the contractual guarantees provided by the sellers of the former Banco Meridional. The entity filed an appeal against the aforementioned infringement notice.

–
A claim was filed against Abbey National Treasury Services plc by tax authorities abroad in relation to the refund of certain tax credits and other associated amounts. A favorable judgment at first instance was handed down in September 2006, although the judgment was appealed against by the tax authorities in January 2007 and the court found in favor of the latter in June 2010. Abbey National Treasury Services plc plans to appeal against this judgment to a higher court.

–
Legal action filed by Sovereign Bancorp Inc. to take a foreign tax credit in connection with taxes paid outside the United States in fiscal years 2003 to 2005 in relation to financing transactions carried out with an international bank.

ii. Non-tax-related proceedings
At December 31, 2010, the main non-tax-related proceedings concerning the Group were as follows:
•	Customer remediation: claims associated with the sale by Santander UK (formerly Abbey) of certain financial products to its customers.

The provisions recorded by Santander UK in this respect were calculated on the basis of the estimate of the number of claims that will be received, of those, the number that will be upheld and the estimated average settlement per case.

•
LANETRO, S.A. (currently ZED WORLDWIDE, S.A.): claim (ordinary lawsuit no. 558/2002) filed by LANETRO, S.A. against Banco Santander, S.A. at Madrid Court of First Instance no. 34, requesting that the Bank comply with the obligation to subscribe to €30.05 million of a capital increase at the plaintiff.

On December 16, 2003, a judgment was handed down dismissing the plaintiff’s request. The subsequent appeal filed by LANETRO was upheld by a decision of the Madrid Provincial Appellate Court on October 27, 2006. In a decision handed down on March 30, 2010, the Supreme Court dismissed an extraordinary appeal against procedural infringements and partly upheld a cassation appeal filed in both cases by the Bank against the decision of the Madrid Provincial Appellate Court.

Zed Worldwide, S.A. requested the court-ordered enforcement of the decision. On January 25, 2011, the court of First Instance issued an order to enforce the decision handed down by the Madrid Provincial Appellate Court, whereby the Bank has to subscribe to 75.1 million shares at their par value of €0.4 per share totaling €30.05 million. Zed Worldwide filed an appeal for reconsideration of the order enforcing the decision, which the Bank has opposed. On March 23, 2011, the Court of first instance dismissed the appeal for reconsideration.

•
Proceeding under Civil Procedure Law filed by Galesa de Promociones, S.A. against the Bank at Elche Court of First Instance no. 5, Alicante (case no. 1946/2008). The claim sought damages amounting to €51,396,971.43 as a result of a judgment handed down by the Supreme Court on November 24, 2004 setting aside a summary mortgage proceeding filed by the Bank against the plaintiff company, which concluded in the foreclosure by the Bank of the mortgaged properties and their subsequent sale by the latter to third-party buyers. The judgment of the Supreme Court ordered the reversal of the court foreclosure proceeding prior to the date on which the auctions were held, a circumstance impossible to comply with due to the sale of the properties by the Bank to the aforementioned third parties, which prevented the reincorporation of the properties into the debtor company’s assets and their re-auction.

The damages claimed are broken down as follows: (i) €18,428,076.43 relating to the value of the property auctioned; (ii) €32,608,895 relating to the loss of profit on the properties lost by the plaintiff, which was prevented from continuing its business activity as a property developer; and (iii) €360,000 relating to the loss of rental income.

On March 2, 2010, the court of first instance handed down a decision partly upholding both the claim filed against the Bank and the counterclaim, ordering the Bank to pay the plaintiff €4,458,960.61, and Galesa Promociones, S.A. to pay the Bank €1,428,075.70, which resulted in a net loss of €3,030,874.91 for the Bank. Two appeals against this decision were filed on May 31, 2010: one by Galesa and the other one by the Bank. On November 11, 2010, the Alicante Provincial Appellate Court handed down a decision upholding the appeal filed by the Bank and dismissing the appeal brought by Galesa de Promociones S.A., as a result of which and by way of offsetting the indemnity obligations payable by each party, the Bank became a creditor of Galesa in the amount €400,000.

Galesa de Promociones S.A. filed a cassation appeal against the above decision at the Supreme Court, for which leave to proceed has not yet been granted. Both parties have appealed before the Court and the Bank has filed a pleading for the inadmission of the appeal.

•
Declaratory large claims action brought at Madrid Court of First Instance no. 19 (case no. 87/2001) in connection with a claim filed by Inversión Hogar, S.A. against the Bank. This claim sought the termination of a settlement agreement entered into between the Bank and the plaintiff on December 11, 1992.

On May 19, 2006, a judgment was handed down at first instance, whereby the agreement was declared to be terminated and the Bank was ordered to pay €1.8 million, plus the related legal interest since February 1997, to return a property that was given in payment under the aforementioned agreement, to pay an additional €72.9 million relating to the replacement value of the assets foreclosed and subsequently sold by the Bank, and to pay all the related court costs. The Bank and Inversión Hogar, S.A. filed appeals against the judgment.

On July 30, 2007, the Madrid Provincial Appellate Court handed down a decision upholding in full the appeal filed by the Bank, reversing the judgment issued at first instance and dismissing the appeal filed by Inversión Hogar, S.A. On completion of the clarification procedure, as it had announced previously, Inversión Hogar, S.A. filed a cassation appeal against the aforementioned decision and an extraordinary appeal for procedural infringements at the Civil Division of the Supreme Court, which issued an order on December 1, 2009, admitting for consideration the appeals filed by Inversión Hogar, S.A. and its subsidiaries, with a summons to the Bank to present the related notice of opposition to these appeals, which was submitted on January 21, 2010. The Supreme Court has set the issuing of the judgment for September 29, 2011.

•
Claim in an ordinary proceeding filed by Inés Arias Domínguez and a further 17 persons against Santander Investment, S.A. at Madrid Court of First Instance no. 13 (case no. 928/2007), seeking damages of approximately €43 million, plus interest and costs. The plaintiffs, who were former shareholders of Yesocentro, S.A. (Yesos y Prefabricados del Centro, S.A.) alleged that Santander Investment, S.A. breached the advisory services agreement entered into on October 19, 1989 between the former Banco Santander de Negocios, S.A. and the plaintiffs, in relation to the sale of shares owned by the plaintiffs to another company called Invercámara, S.A.

This claim was contested by Santander Investment, S.A. on November 5, 2007. The preliminary hearing was set for April 28, 2008 although it was subsequently postponed until a motion for a preliminary ruling on a civil issue filed by the Bank was resolved.

In an order issued by Madrid Court of First Instance no. 13 on September 11, 2008, which was ratified by an order issued by the Madrid Provincial Appellate Court on March 24, 2010, the proceeding was stayed on preliminary civil ruling grounds because another proceeding based on the same events had been initiated by other shareholders of Yesocentro at the Madrid Court of First Instance no. 47 (proceeding no. 1051/2004) and, therefore, the former proceeding was stayed until a final decision had been handed down on the latter. In the proceeding filed at Court no. 47, a first instance judgment was handed down partly upholding the claim as well as an appeal judgment partly upholding the appeals filed by the plaintiffs and the Bank. On January 10, 2011, the Bank filed a cassation appeal and an extraordinary appeal on the grounds of procedural infringements.

•
On February 6, 2008, Banco Santander, S.A. filed a request for arbitration with the Secretary of the Spanish Arbitration Court against the business entity Gaesco Bolsa, Sociedad de Valores, S.A., claiming €66,418,077.27 that the latter owes Banco Santander, S.A. as a result of the early termination of the financial transaction framework agreement entered into by the aforementioned company and Banco Santander, S.A. and of the financial transactions performed under the agreement. In the same proceedings Gaesco filed a counterclaim against the Bank. On May 12, 2009, an arbitral award was issued upholding all the claims of Banco Santander, S.A. and dismissing the counterclaim filed by Gaesco Bolsa, Sociedad de Valores, S.A. Gaesco filed for the annulment of the arbitral award at Madrid Provincial Appellate Court.

Additionally, Mobilaria Monesa, S.L. (parent of the former Gaesco) filed a claim against Banco Santander, S.A. at Santander Court of First Instance no. 5, reproducing the claims discussed and already resolved in arbitration circumstance which was brought to the Court’s attention in the notice of opposition thereto filed by the Bank.

The above proceeding was stayed by Santander Provincial Appellate Court (order dated December 20, 2010) due to the Court issuing the preliminary civil ruling on the grounds claimed by the Bank— until the request for annulment of the arbitral award of May 12, 2009 is resolved.

The Group considers that the risk of loss arising as a result of these matters is remote and, accordingly, it has not recognized any provisions in connection with these proceedings.

•
Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: a claim was filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity’s By-laws in the event that the entity obtained a profit and that the distribution of this profit, in the form of this bonus, were approved by the board of directors. The bonus was not paid in 1994 and 1995 since the bank did not make a profit and partial payments were made from 1996 to 2000 in variable percentages as agreed by the board of directors, and the relevant clause was eliminated from the By-laws in 2001. In September 2005 the Regional Labor Court ordered Banco Santander Banespa, Cia. de Arrendamiento Mercantil (currently Banco Santander (Brasil), S.A.) to pay the half-yearly bonus and the Bank subsequently lodged an appeal at the High Labor Court. Decisions were handed down in June 2008 and in March 2011 ordering the Bank to pay the half-yearly bonus from 1996 onwards for a maximum amount equivalent to the share in the profits. A related appeal against these decisions was filed at the Federal Supreme Court, and is currently pending.

•
Padrão Comércio de Incorporacão de Imóveis Ltda.: A claim for BRL 87 million against Banco Santander (Brasil), S.A. for purported wrongful charges made by Banco do Estado de São Paulo, S.A. (“Banespa”) since the account was opened in 1994 until 1996. In 2006 the Pernambuco Court of Justice handed down a decision at first instance against Banespa for not having submitted all the relevant documentation. Banespa then filed an appeal, dismissed in 2009, in which a new expert’s report was requested and additional documentation was provided which evidenced that at least a portion of the funds under dispute had been used by the plaintiff. Taking into account the outcome of the aforementioned appeal, the inability to submit the aforementioned additional documentation due to procedural reasons and the scant possibilities, in the opinion of the legal advisers of Banco Santander (Brasil), S.A., owing to all the above factors, of obtaining a favorable decision by filing a special appeal with the Federal Court, it was decided to start a negotiation process with Padrão which led to an agreement, reached in June 2010, whereby Banco Santander (Brasil), S.A. paid BRL 54.5 million. In exchange Padrão withdrew the aforementioned claim against Banco Santander Brasil. The agreement was certified by the court.

•
“Planos economicos”: Like the rest of the banking system, Santander Brasil has been the subject of claims from customers, mostly depositors, and of class actions brought by consumer protection associations and the public prosecutor’s office, among others, in connection with the possible effects of certain legislative changes relating to differences in the monetary adjustments to interest on bank deposits and other inflation-linked contracts (planos económicos). The plaintiffs considered that their vested rights in relation to the inflationary adjustments had been impaired due to the immediate application of these adjustments. In April 2010, the High Court of Justice set the statute of limitations period for these class actions at five years, as requested by the banks, rather than twenty years, as sought by the plaintiffs, which will significantly reduce the number of actions of this kind brought and the amounts claimed in this connection. As regards the substance of the matter, the decisions issued to date have been adverse for the banks, although two proceedings have been brought at the High Court of Justice and the Supreme Federal Court as a result of which the matter is expected to be definitively settled. In August 2010, the High Court of Justice handed down a decision finding for the plaintiffs in terms of substance, but excluding one of the planos from the claim, thereby reducing the claimed amount and confirming the five-year statute of limitations period for these class actions. Shortly thereafter, the Supreme Federal Court issued an injunctive relief order whereby all the proceedings in progress were stayed until this court issues a final decision on the matter. Consequently, enforcement of the aforementioned decision handed down by the High Court of Justice was also stayed.

•
Proceeding under Civil Procedure Law (case no. 1043/2009) conducted at Madrid Court of First Instance no. 26, following a claim brought by Banco Occidental de Descuento, Banco Universal, C.A. against the Bank for USD 150,000,000 in principal plus USD 4,656,164 in interest for alleged termination of an escrow contract. On October 7, 2010, the Bank was served notice of a decision dated October 1, 2010 which upheld the claim filed by Banco Occidental de Descuento, Banco Universal, C.A. without a ruling being issued in relation to court costs. The Bank filed an appeal against the aforementioned first-instance decision. Banco Occidental de Descuento, Banco Universal, C.A. filed another appeal against the ruling that declared that the Bank should not bear the court costs. The plaintiff requested provisional enforcement of the decision, against which the Bank has submitted notice of opposition.

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

The solution involved replacing the Lehman issuer risk with the issuer risk of Santander Group subsidiaries. The exchange period ended on December 23, 2008. As a result of the exchange, at 2008 year-end a loss was recognized under “Gains/Losses on financial assets and liabilities” in the consolidated income statement for the difference of €46 million (€33 million after tax) between the fair value of the bonds received and the bonds delivered in the exchange.

In February 2009 the Group offered a similar solution to other customers affected by the Lehman bankruptcy. The cost of this transaction, before tax, was €143 million (€100 million after tax), which were recognized under Gains/Losses on financial assets and liabilities in the consolidated income statement for 2008.

At the date hereof, certain claims had been filed in relation to this matter. The Bank’s directors and its legal advisers consider that the various Lehman products were sold in accordance with the applicable legal regulations in force at the time of each sale or subscription and that the fact that the Group acted as intermediary would not give rise to any liability in relation to the insolvency of Lehman. Accordingly, the risk of loss is considered to be remote and, therefore, it has not been necessary to recognize any liability in this connection.

•
The investigation, on the grounds of alleged fraud, of Bernard L. Madoff Investment Securities LLC (“Madoff Securities”) by the US Securities and Exchange Commission (“SEC”) took place in December 2008. The exposure of customers of the Group through the subfund Optimal Strategic US Equity (“Optimal Strategic”) was €2,330 million, of which €2,010 million related to institutional investors and international private banking customers and the remaining €320 million were in the investment portfolios of the Group’s private banking customers in Spain, who were qualifying investors.

On January 27, 2009, the Group announced its decision to offer a solution to those of its private banking customers who had invested in Optimal Strategic and had been affected by the alleged fraud. This solution, which was applied to the principal amount invested, net of redemptions, totaled €1,380 million. It consisted of a replacement of assets whereby the private banking customers could exchange their investments in Optimal Strategic US for preference shares to be issued by the Group for the aforementioned amount, with an annual coupon of 2% and a call option that could be exercised by the issuer in year ten. At December 31, 2008, the Group determined that these events had to be considered to be adjusting events after the reporting period, as defined in IAS 10.3, because they provided evidence of conditions that existed at the end of the reporting period and, therefore, taking into account IAS 37.14, it recognized the pre-tax cost of this transaction for the Group (€500 million —€350 million after tax—) under “Gains/Losses on financial assets and liabilities” in the consolidated income statement for 2008.

The Group has at all times exercised due diligence in the management of its customers’ investments in the Optimal Strategic fund. These products have always been sold in a transparent way pursuant to applicable legislation and established procedures and, accordingly, the decision to offer a solution was taken in view of the exceptional circumstances attaching to this case and based on solely commercial reasons due to the interest the Group has in maintaining its business relationship with these customers.

At the time of the transactions, Madoff Securities was a broker-dealer authorized, registered and supervised by the SEC and was also authorized as an investment advisor by the US Financial Industry Regulatory Authority (FINRA). As the SEC has stated, Madoff Securities had been regularly inspected by the aforementioned supervisory body in recent years, and at no time was its reputation and solvency questioned by the market or by the US supervisory authorities.

At the date hereof, certain claims had been filed in relation to this matter. The Group is currently assessing the appropriate legal action to be taken. As discussed above, the Group considers that it has at all times exercised due diligence and that these products have always been sold in a transparent way pursuant to applicable legislation and established procedures. Therefore, except for the three cases in which the decisions handed down at first instance upheld the claim on the grounds that are very particular to each specific case (which have been appealed against by the Bank), no provisions were recognized for the other claims since the risk of loss is considered remote.

On March 18, 2009, the Group issued the preference shares earmarked for the replacement of assets offered to the private banking customers affected by the fraud perpetrated by Madoff Securities and those affected by the Lehman bankruptcy who were not able to participate in the exchange made on December 23, 2008 (referred to above). The preference shares have been listed on the London Stock Exchange since March 23, 2009. The level of acceptance of the exchange proposal was close to 97%.

On May 26, 2009, two funds managed by Optimal Investment Services, S.A., an indirect subsidiary of Banco Santander, S.A., announced that they had entered into an agreement with Irving H. Picard, the court-appointed trustee for the liquidation of Madoff Securities. Under the agreement, the trustee allowed the funds’ claims in the liquidation proceeding and reduced his clawback demands on the funds by the amounts withdrawn by the latter from Madoff Securities, in the 90 days prior to bankruptcy, which US legislation allows him to claim, in exchange for the partial payment of those demands by the funds. The funds are Optimal Strategic U.S. Equity Limited and Optimal Arbitrage Limited. These are the only Optimal funds that had accounts at Madoff Securities.

Pursuant to the agreement, the funds’ claims against Madoff Securities’ estate were allowed in their full amounts, calculated on a cash-in, cash-out basis, of USD 1,540,141,277.60 and USD 9,807,768.40, respectively, and the funds were entitled to Securities Investor Protection Corporation advances of USD 500,000 each. The funds paid 85% of the clawback claims asserted by the trustee. The payments totaled USD 129,057,094.60 for Strategic U.S. Equity and USD 106,323,953.40 for Arbitrage.

The funds agreed not to file any other claims against Madoff Securities’ estate (in liquidation). The agreement also contains an “equal treatment” provision, so that if the trustee settled similar clawback claims for less than 85%, the funds would receive a rebate of a portion of their payments to make the percentages applied to the funds equal to those applied to other investors in comparable situations.

The agreement followed the trustee’s investigation of Optimal’s conduct in dealing with Madoff Securities, including a review of Optimal’s documents relating to its due diligence, in which the trustee concluded that its conduct did not provide grounds to assert any claim against the Optimal companies or any other entity of Santander Group (other than the clawback claims described above, which did not arise from any inappropriate conduct by the funds).

The agreement contains releases of all clawback and other claims the trustee may have against the funds for any matters arising out of the funds’ investments with Madoff Securities. The trustee’s release applies to all potential claims against other Optimal companies, Santander Group companies and their investors, directors, agents and employees who agree to release the trustee and the Madoff Securities estate (in liquidation), to the extent the claims arise out of the funds’ dealings with Madoff Securities. It also releases the funds from potential clawback liability for any other withdrawals made by them from Madoff Securities.

The agreement between the trustee and the aforementioned Optimal funds was approved by the United States Bankruptcy Court in New York on June 16, 2009.

Madoff Securities is currently in liquidation in accordance with the Securities Investor Protection Act of 1970 at the United States Bankruptcy Court in New York. Bernard L. Madoff, the chief executive of Madoff Securities, pleaded guilty to perpetrating what was probably the largest pyramid fraud in history and was sentenced to 150 years’ imprisonment.

* * * * *

At 2010, 2009 and 2008 year-end the Group had recognized provisions that reasonably cover any liabilities that might arise from these tax-related and non-tax-related proceedings.
The total amount of payments made by the Group arising from litigation in 2010, 2009 and 2008 is not material with respect to these consolidated financial statements.
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

	Euro per Share Interim					Dollars per ADS Interim
	First	Second	Third	Fourth	Total	First	Second	Third	Fourth	Total
2005	0.09296	0.09296	0.09296	0.13762	0.4165	0.09591	0.09466	0.09523	0.147016	0.432816
2006	0.106904	0.106904	0.106904	0.199913	0.5206	0.11582	0.11593	0.11400	0.222418	0.568168
2007	0.122940	0.122940	0.122940	0.281961	0.650781	0.137526	0.145308	0.149199	0.355829	0.787862
2008	0.135234	0.135234	0.122940	0.257373	0.650781	0.172148	0.137700	0.126043	0.266604	0.702495
2009	0.135234	0.12	0.12294	0.221826	0.60	0.156275	0.142827	0.136266	0.239545	0.674913
2010	0.135234	0.119	0.117	0.228766	0.60	0.140799	0.132571	0.1267	0.252342	0.652412
In June 2010, the board of directors approved a first dividend on account of the earnings for the 2010 financial year for a gross amount of €0.135234 per share, which was paid on August 2, 2010.
Based on a resolution of our shareholders acting at the general shareholders’ meeting held on June 19, 2009, the Bank offered shareholders the option to receive a scrip dividend as payment of the second interim dividend on account of 2009. Because 81% of the capital opted to receive shares instead of cash at the general shareholders’ meeting held on June 11, 2010, shareholders approved the offer of this option again as payment in lieu of the second interim dividend to shareholders on account of the 2010 earnings.

Under the flexible remuneration framework, known as Santander Dividendo Elección, in respect of the second interim dividend each shareholder received a free allotment right of new shares for each Santander share held. Shareholders could sell these rights to the Bank at a fixed gross price (€0.119 per right), sell them on the stock market during a number of days in the month of October 2010 at their quotation price or receive new shares in the proportion of one new share for every 78 rights. There is no Spanish withholding applicable to the last two options.
In order to attend to shareholders who chose the latter option (83.97% of the capital), a free of charge capital increase was carried out for €44,356,665.50, which was represented by 88,713,331 shares.
On November 3, 2010, shareholders who opted to sell their rights to the Bank received the corresponding amount in cash and on November 8, 2010 those who chose the share option received the new shares.
Additionally, at the general shareholders’ meeting held on June 11, 2010, our shareholders approved to offer this option again to the shareholders as payment of the third interim dividend.
Under this Santander Dividendo Elección flexible remuneration framework, in respect of the third interim dividend each shareholder received a free allotment right of new shares for each Santander share held. Shareholders could sell these rights to the Bank at a fixed gross price (€0.117 per right), sell them on the stock market during a number of days in the month of January 2011 at their quotation price or receive new shares in the proportion of one new share for every 65 rights. There is no Spanish withholding applicable to the last two options.
In order to attend to shareholders who chose the latter option (86.74% of the capital), a free of charge capital increase was carried out for €55,576,453, which was represented by 111,152,906 shares.
Following this increase, the Bank’s share capital is €4,220,137,502 represented by 8,440,275,004 shares, par value €0.50 each.
Finally, on May 1, 2011, the Bank paid in cash a fourth dividend for 2010 financial year of a gross amount of €0.228766 per share. With the payment of this dividend (which, if the proposal to be submitted to shareholders at the 2011 annual general meeting is approved, was the last payment), the payment per share corresponding to 2010 was €0.60 and the total remuneration distributed to the shareholders was €4,999 million.
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

Year Ended December 31,
IFRS-IASB
2006	2007	2008	2009	2010
(in thousands of euros)

3,256,190	4,070,247	4,826,218	4,150,813	3,331,865
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
B. Significant Changes
For significant changes that have occurred since December 31, 2010, see our Form 6-K relating to our first quarter 2011 results filed with the Securities and Exchange Commission on May 2, 2011.
Item 9. The Offer and Listing
A. Offer and listing details
Market Price and Volume Information
Santander’s Shares
During 2010 our shares were the shares with the highest trading volume on the Spanish stock exchanges. At December 31, 2010, our shares represented 18.46% of the IBEX 35 Stock Exchange Index, the second highest percentage among all Spanish issuers represented in this index. Our market capitalization of €66,033 million at 2010 year-end was the second largest of any Spanish company, according to information published by the Sociedad de Bolsas, S.A. (“Sociedad de Bolsas”).
At December 31, 2010, we had 3,202,324 registered holders of our shares and, as of such date, a total of 1,146,412,946 of our shares or 13.76% were held by 1,153 registered holders with registered addresses in the United States and Puerto Rico, including JP Morgan Chase, as depositary of our American Depositary Share program.
Our shares are traded on Spain’s automated “continuous market”, the national, centralized market which integrates by computer quotations originating in the four Spanish stock exchanges (Madrid, Barcelona, Valencia and Bilbao) (the “Automated Quotation Systems”). Our shares are also listed on the New York (in the form of American Depositary Shares), London, Milan, Lisbon, Buenos Aires and Mexico Stock Exchanges. At December 31, 2010, 62.72% of our shares were held of record by non-residents of Spain.

The table below sets forth the high, low and last daily sales prices in euros for our shares on the continuous market for the periods indicated.

	Euros per Share
	High	Low	Last

2006 Annual	14.37	10.54	14.14

2007 Annual	15.00	12.56	14.79

2008 Annual	14.59	5.11	6.75

2009 Annual	11.96	4.00	11.55
First Quarter	7.24	4.00	5.19
Second Quarter	8.60	5.39	8.56
Third Quarter	11.22	8.12	11.00
Fourth Quarter	11.96	10.42	11.55

2010 Annual	11.98	7.30	7.93
First Quarter	11.98	9.24	9.84
Second Quarter	10.79	7.36	8.74
Third Quarter	10.43	8.68	9.32
Fourth Quarter	9.63	7.30	7.93

Last six months
2010
November	9.01	7.30	7.30
December	8.49	7.82	7.93
2011
January	9.07	7.40	8.95
February	9.32	8.74	8.94
March	8.78	8.03	8.19
April	8.66	8.05	8.62
May (through May 26, 2011)	8.39	7.77	7.90
On May 26, 2011, the reported last sale price of our shares on the continuous market was €7.90.
American Depositary Shares (ADSs)
Our ADSs have been listed and traded on the New York Stock Exchange since July 30, 1987. Each ADS represents one of our shares and is evidenced by an American Depositary Receipt, or ADR. The deposit agreement, pursuant to which ADRs have been issued, is among us, JP Morgan Chase, as depositary, and the holders from time to time of ADRs. At December 31, 2010, a total of 311,401,365 of our ADSs were held by 21,487 registered holders. Since certain of such of our shares and our ADSs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

The table below sets forth the reported high, low and last sale prices for our ADSs on the New York Stock Exchange for the periods indicated.

	Dollars Per ADS
	High	Low	Last

2006 Annual	18.73	13.16	18.66
2007 Annual	22.14	17.29	21.54
2008 Annual	22.24	6.06	9.49

2009
Annual	17.83	4.90	16.44
First Quarter	9.86	4.90	6.90
Second Quarter	12.17	7.15	12.10
Third Quarter	16.50	11.34	16.15
Fourth Quarter	17.83	15.22	16.44

2010
Annual	17.50	8.77	10.65
First Quarter	17.50	12.65	13.27
Second Quarter	14.77	8.77	10.50
Third Quarter	13.73	10.92	12.66
Fourth Quarter	13.46	9.62	10.65

Last six months
2010
November	12.56	9.62	9.62
December	11.28	10.37	10.65
2011
January	12.39	9.74	12.24
February	12.69	11.79	12.30
March	12.16	11.07	11.71
April	12.48	11.48	12.40
May (through May 26, 2011)	12.34	10.90	11.22
On May 26, 2011, the reported last sale price of our ADSs on the New York Stock Exchange was $11.22.
B. Plan of distribution
Not Applicable
C. Markets
General
Spanish Securities Market
The Spanish securities market for equity securities (the “Spanish Stock Exchanges”) consists of four stock exchanges located in Madrid, Barcelona, Bilbao and Valencia (the “local exchanges”). The majority of the transactions conducted on them are done through the Automated Quotation System (Sistema Interbancario Bursátil Español or “S.I.B.E.”). During the year ended December 31, 2010, the Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish Stock Exchanges.
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
Under the Capital Companies Law of Spain, a company and its subsidiaries are prohibited from purchasing shares of the company in the primary market. However, purchase of the shares is permitted in the secondary market provided that: (1) the aggregate nominal value of such purchases (referred to as “treasury stock” or “autocartera”) and of the shares previously held by the company and its subsidiaries does not exceed 10% of the total outstanding capital stock of the company, (2) the purchases are authorized at a meeting of the shareholders of the acquiring company and, if the acquisition relates to shares in the parent company, the acquiring company’s parent, and (3) such purchases, together with the shares previously held by the company and its subsidiaries, do not result in a net equity less than the company’s stock and its legal or by-laws undisposable reserves.
The law requires that the CNMV be notified each time the acquisition of treasury stock made since the last notification reaches 1% of the voting rights of the company, regardless of any other preceding sales. The Capital Companies Law establishes, in relation to the treasury stock shares (held by us and our affiliates), that the exercise of the right to vote and other non-financial rights attached to them shall be suspended. Financial rights arising from treasury stock held directly by us, with the exception of the right to allotment of new bonus shares, shall be attributed proportionately to the rest of the shares.
The portion of trading volume in the shares represented by purchases by our subsidiaries has varied widely from day to day and from month to month and may be expected to do so in the future. In 2010, 6.56% of the volume traded of the shares was effected not as principal by Santander Investment Bolsa, S.V., S.A. and 3.12% was effected not as principal by Banesto Bolsa, S.A., S.V.B. The portion of trading volume in shares allocable to purchases and sales as principal by our companies was approximately 5.6% in the same period. The monthly average percentage of outstanding shares held by our subsidiaries ranged from 0.200% to 0.603% in 2010. At December 31, 2010, the Parent bank and our subsidiaries held 22,292,972 of our shares (0.268% of our total capital stock as of that date).

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
The current By-laws for Banco Santander, S.A., except for subsections 1 and 2 of Article 5 regarding the Bank’s share capital, were approved by our shareholders acting at the general shareholders’ meeting held on June 21, 2008 and incorporated with the office of the Mercantile Registry on August 11, 2008.
Subsections 1 and 2 of Article 5 of the By-Laws show the current figure of the Bank’s share capital and the number of shares which was most recently amended by the share capital increase carried out on February 1, 2011 and filed with the office of the Mercantile Registry on the same day.
The current By-laws are included in Exhibit 1.1. The By-laws are also available on the Group’s website, which does not form part of this annual report on Form 20-F, at www.santander.com under the heading “Information for shareholders and investors — General information — By-laws”.
A proposal has been submitted for the consideration of our shareholders at the 2011 annual general meeting to amend our By-laws whose primary purpose is to bring them into line with recent legislative amendments affecting capital corporations in Spain, including, specifically, those arising from the following sets of legal provisions:
(i)
The restated text of the Spanish Capital Corporations Law (Ley de Sociedades de Capital) approved by Royal Legislative Decree 1/2010, of July 2, as subsequently amended by Royal Decree-Law 13/2010, of December 3, on tax, labour and deregulating actions for the promotion of investment and job creation;

(ii)
Law 12/2010, of June 30, amendatory of Law 19/1988, of July 12, on Audit of Financial Statements; Law 24/1988, of July 28, on the Securities Market, and the restated text of the Business Corporations Law (Ley de Sociedades Anónimas) for adjustment thereof to European Community law;

(iii)	Law 2/2011, of March 4, on Sustainable Economy.
(iv)
Also proposed is the inclusion in our By-laws of certain provisions contained in the Spanish Capital Corporations Law and which were already included in the former Business Corporations Law as a consequence of the entry into force of, among other laws, Law 3/2009, of April 3, on structural modifications of commercial companies and Law 16/2007, of 4 July, on the reform and adjustment of commercial legislation in accounting matters for international harmonisation thereof based on European Union law.

In addition, some other provisions aimed at improving or refining the Bank’s rules on corporate governance (in particular, the reduction of the directors’ term of office from five to three years) and at making other technical improvements have been included in the proposal to amend our By-laws.
The board of directors, at its meeting held on April 25, 2011, agreed to amend the Rules and Regulations of the Board in order, among others, to bring some aspects of its internal regulations into line with applicable recent legislative amendments affecting capital corporations in Spain.
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
General
As of December 31, 2010, the Bank’s share capital was €4,164,561,049, represented by a single class of 8,329,122,098 book-entry Santander shares with a nominal value of €0.50 each.
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
Meetings and Voting Rights
We hold our annual general shareholders’ meeting during the first six months of each fiscal year on a date fixed by the board of directors. Extraordinary meetings may be called from time to time by the board of directors whenever the board considers it advisable for corporate interests, and whenever so requested by shareholders representing at least 5% of the outstanding share capital of Santander. Notices of all meetings are published, at least one month prior to the date set for the meeting, in the Official Gazette of the Mercantile Register and in one of the local newspapers having the largest circulation in the province where the registered office of Santander is located. In addition, under Spanish law, the agenda of the meeting must be sent to the CNMV and the Spanish Stock Exchanges and published on the company’s website. Our last ordinary general meeting of shareholders was held on June 11, 2010 and our last extraordinary general meeting of shareholders was held on January 26, 2009. The 2011 annual general shareholders’ meeting has been convened to be held on first or on second call on June 16, 2011 or June 17, 2011, respectively.

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
At both general shareholders’ meetings held in 2004 (the annual shareholders’ meeting of June 19, 2004 and the extraordinary general meeting of October 21, 2004) our shareholders could exercise their voting and representation rights prior to the meetings by electronic means (via the Internet). In addition, at the extraordinary general shareholders’ meeting of October 21, 2004, our shareholders could vote by mail and in the annual shareholders’ meetings held on June 18, 2005, June 17, 2006, June 23, 2007, June 21, 2008, June 19, 2009 and June 11, 2010, and in the extraordinary general shareholders’ meeting of October 23, 2006, July 27, 2007 and January 26, 2009 our shareholders, besides exercising their voting and representation rights prior to the meeting by mail or via the Internet, were able to attend (besides attending and voting in person) via the Internet and were also able to vote in real time on the Internet on the resolutions considered at the meeting.
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

In accordance with Spanish law, a quorum on first call for a duly constituted ordinary or extraordinary general meeting of shareholders requires the presence in person or by proxy of shareholders representing at least 25% of the subscribed voting capital. On the second call there is no quorum requirement. Notwithstanding the above, a quorum of at least 50% of the subscribed voting capital is required on the first call of the ordinary or extraordinary general meeting of shareholders to validly approve any of the following actions:
•	issuance of bonds;
•	increase or reduction of share capital;
•	rescission or limitation of the preferential right to subscribe new issuance of shares;
•	change of the registered address of Santander to a foreign country;
•	transformation of Santander, or merger, or spin-off, or global assignment of assets and liabilities, and
•	any other amendment of our By-laws.
A quorum of 25% of the subscribed voting capital is required to vote on such actions on the second call. A two-third majority of the present or represented voting capital is required to approve all of the above listed actions when the shareholders’ meeting is held on second call and less than 50% of the subscribed voting capital is present or represented.
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
At the Bank’s annual meeting of shareholders held on June 19, 2009, the shareholders passed resolutions which, among other things, grant the Bank the authority to increase the Bank’s capital by up to €2,038,901,430.5.
At the Bank’s annual meeting of shareholders held on June 11, 2010, the shareholders passed resolutions which, among other things, permit the Bank to issue bonds convertible or exchangeable into the Bank’s common stock in an amount up to €7 billion aggregate principal amount.
A proposal has been included in the agenda of the 2011 annual general meeting to deprive of the effect, to the extent of the unused part, the above authorization and to grant powers to the board of directors to issue debentures, bonds and other simple fixed income securities or debt instruments of a similar nature (including certificates, promissory notes or warrants) as well as fixed-income securities that are convertible into and/or exchangeable for shares of the Bank.
The proposal establishes a maximum aggregate limit on issuances made under the delegation to €8 billion or the equivalent thereof in another currency.
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
Board of Directors
Our board of directors may be made up of a minimum of 14 and a maximum of 22 members, appointed by our shareholders acting at the general meeting of shareholders.
Members of the board of directors are elected for an initial term of five years but can be re-elected. One fifth of the members of the board are elected each year.
An amendment of our By-laws will be proposed to the 2011 annual general shareholders’ meeting, which has been convened to be held on first or on second call on June 16, 2011 or June 17, 2011, respectively, in order to reduce the directors’ term of office to three years, among other things.
It follows from the foregoing that, if the amendment is approved, approximately one-third of the members will be up for re-election anually.
The Rules and Regulations of the Board have already been amended by agreement of the board at its meeting of April 25, 2011 to include, among other things, the reduction of the directors’ term of office from five to three years.
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
D. Exchange controls
Restrictions on Foreign Investments
Under present regulations, foreign investors may transfer invested capital, capital gains and dividends out of Spain without limitation on the amount other than applicable taxes. See “—Taxation”. On July 4, 2003, Law 19/2003 was approved which updates Spanish exchange control and money laundering prevention provisions, by recognizing the principle of freedom of the movement of capital between Spanish residents and non-residents. The law establishes procedures for the declaration of capital movements for purposes of administrative or statistical information and authorizes the Spanish Government to take measures which are justified on grounds of public policy or public security. It also provides the mechanism to take exceptional measures with regard to third countries if such measures have been approved by the European Union or by an international organization to which Spain is a party. The Spanish stock exchanges and securities markets are open to foreign investors. Royal Decree 664/1999, on Foreign Investments (April 23, 1999), established a new framework for the regulation of foreign investments in Spain which, on a general basis, will no longer require any prior consents or authorizations from authorities in Spain (without prejudice to specific regulations for several specific sectors, such as television, radio, mining, telecommunications, etc.). Royal Decree 664/1999 requires notification of all foreign investments in Spain and liquidations of such investments upon completion of such investments to the Investments Registry of the Ministry of Economy and Finance, strictly for administrative statistical and economical purposes. Only investments from “tax haven” countries (as they are defined in Royal Decree 1080/1991), shall require notice before and after performance of the investment, except that no prior notice shall be required for: (1) investments in securities or participations in collective investment schemes that are registered with the CNMV, and (2) investments that do not increase the foreign ownership of the capital stock of a Spanish company to over 50%. In specific instances, the Counsel of Ministers may agree to suspend, all or part of, Royal Decree 664/1999 following a proposal of the Minister of Economy and Finance, or, in some cases, a proposal by the head of the government department with authority for such matters and a report of the Foreign Investment Body. These specific instances include a determination that the investments, due to their nature, form or condition, affect activities, or may potentially affect activities relating to the exercise of public powers, national security or public health. Royal Decree 664/1999 is currently suspended for investments relating to national defense. Whenever Royal Decree 664/1999 is suspended, the affected investor must obtain prior administrative authorization in order to carry out the investment.
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
Taxation of dividends
Under Spanish law, dividends paid by a Spanish resident company to a holder of ordinary shares or ADSs not residing in Spain for tax purposes and not operating through a permanent establishment in Spain are subject to Spanish Non-Resident Income Tax at a 19% rate.
In addition, according to the Spanish Non-Resident Income Tax Law, if you are resident in the European Union or in a country, such as the United States, with which there is an effective exchange of information for tax purposes as defined in Spanish Law 36/2006 and you do not operate in Spain through a permanent establishment, dividends up to 1,500 euros, considering all Spanish-source dividends you may obtain in the calendar year, are exempt from Spanish taxation. However, Spanish withholding tax will nevertheless be required to be deducted from the gross amount of the dividends, and you will have to seek a refund of such withholding taxes from the Spanish tax authorities, following the standard refund procedure described below.
We will levy an initial withholding tax on the gross amount of dividends at a 19% tax rate, following the procedures set forth by the Order of April 13, 2000. However, under the Treaty and subject to the fulfillment of certain requirements, you may be entitled to a reduced rate of 15%.
To benefit from the Treaty’s reduced rate of 15%, you must provide our depositary, JPMorgan Chase Bank, N.A., with a certificate from the United States Internal Revenue Service (the “IRS”) stating that to the knowledge of the IRS, you are a resident of the United States within the meaning of the Treaty. The IRS certificate is valid for a period of one year.
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
The refund claim must be filed within four years of the date on which the withheld tax was collected by the Spanish tax authorities. According to Order EHA/3316 of December 17, 2010, for dividends paid as of January 2011, the 210 Form has to be filed as from the first of February of the calendar year following the year in which the dividend was paid.
You are urged to consult your own tax adviser regarding refund procedures and any US tax implications of refund procedures.
Taxation of capital gains
Under Spanish law, any capital gains derived from securities issued by persons residing in Spain for tax purposes are considered to be Spanish source income and, therefore, are taxable in Spain. If you are a US resident, income from the sale of ADSs or shares will be treated as capital gains for Spanish tax purposes. Since January 1, 2010, Spanish Non-Resident Income Tax is levied at a 19% rate on capital gains realized by persons not residing in Spain for tax purposes who are not entitled to the benefit of any applicable treaty for the avoidance of double taxation.

Notwithstanding the above, capital gains derived from the transfer of shares on an official Spanish secondary stock market by any holder who is a resident of a country that has entered into a treaty for the avoidance of double taxation with Spain containing an “exchange of information” clause will be exempt from taxation in Spain. In addition, under the Treaty, capital gains realized by you upon the disposition of ADSs or shares will not be taxed in Spain provided you have not held, directly or indirectly, 25% or more of our stock during the twelve months preceding the disposition of the stock. You are required to establish that you are entitled to this exemption by providing to the relevant Spanish tax authorities an IRS certificate of residence in the United States, together with the appropriate Spanish 210 tax form, between January 1st and January 20th of the calendar year following the year in which the transfer of shares took place.
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
Gifts granted to corporations non-resident in Spain are subject to Spanish Non-Resident Income Tax at a 19% tax rate on the fair market value of the shares as a capital gain. If the donee is a United States corporation, the exclusions available under the Treaty described in the section “—Taxation of capital gains” above will be applicable.
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
US Tax Considerations
The following summary describes the material US federal income tax consequences of the ownership and disposition of ADSs or shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities. The summary applies only to US Holders (as defined below) that hold ADSs or shares as capital assets for tax purposes and does not address special classes of holders, such as:
•	financial institutions;
•	insurance companies;
•	dealers and traders in securities that use a mark-to-market method of tax accounting;
•	holders holding ADSs or shares as part of a hedge, “straddle”, conversion transaction or integrated transaction;
•	holders whose “functional currency” is not the US dollar;
•	holders liable for the alternative minimum tax;

•	tax exempt entities, including “individual retirement accounts” and “Roth IRAs”;
•	partnerships or other entities classified as partnerships for US federal income tax purposes;
•	holders that own or are deemed to own 10% or more of our voting shares;
•	holders that acquired our ADSs or shares pursuant to the exercise of an employee stock option or otherwise as compensation; or
•	holders holding ADSs or shares in connection with a trade or business outside the United States.
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
This summary is based upon tax laws of the United States including the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, all as of the date hereof, changes to any of which may affect the tax consequences described herein, possibly with retroactive effect. In addition, this summary is based on the Treaty and assumes that each obligation provided for in or otherwise contemplated by the deposit agreement or any other related document will be performed in accordance with its terms. US Holders are urged to consult their own tax advisers as to the US, Spanish and other tax consequences of the ownership and disposition of ADSs or shares in their particular circumstances.
As used herein, a “US Holder” is, for US federal income tax purposes, a beneficial owner of ADSs or shares that is:
(i)	a citizen or resident of the United States;

(ii)	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; or

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
Taxation of Distributions
Subject to the discussion of the passive foreign investment company rules below, to the extent paid out of our current or accumulated earnings and profits (as determined in accordance with US federal income tax principles), distributions, including the amount of any Spanish withholding tax, made with respect to ADSs or shares (other than certain pro rata distributions of our capital stock or rights to subscribe for shares of our capital stock) will be includible in the income of a US Holder as foreign-source ordinary dividend income. Because we do not maintain calculations of our earnings and profits under US federal income tax principles, it is expected that distributions generally will be reported to US Holders as dividends. These dividends will be included in a US Holder’s income on the date of the US Holder’s (or in the case of ADSs, the depositary’s) receipt of the dividend, and will not be eligible for the “dividends-received deduction” generally allowed to corporations receiving dividends from domestic corporations under the Code. The amount of the distribution will equal the US dollar value of the euros received, calculated by reference to the exchange rate in effect on the date that distribution is received (which, for US Holders of ADSs, will be the date that distribution is received by the depositary), whether or not the depositary or US Holder in fact converts any euros received into US dollars at that time. If the dividend is converted into US dollars on the date of receipt, a US Holder generally will not be required to recognize foreign currency exchange gain or loss in respect thereof. A US Holder may have foreign currency exchange gain or loss if the euros are converted into exchange US dollars after the date of receipt. Any gains or losses resulting from the conversion of euros into US dollars will be treated as ordinary income or loss, as the case may be, and will be US-source.

Subject to generally applicable limitations that may vary depending upon your circumstances and the discussion above regarding concerns expressed by the US Treasury, under current law, dividends paid to certain non-corporate US holders in taxable years beginning before January 1, 2013 will be taxed at favorable rates, up to a maximum rate of 15%. A US Holder must satisfy minimum holding period requirements in order to be eligible to be taxed at these favorable rates. Non-corporate holders are urged to consult their own tax advisers to determine the application of the rule regarding this favorable rate in their particular circumstances.
Subject to certain generally applicable limitations that may vary depending upon your circumstances and subject to the discussion above regarding concerns expressed by the US Treasury, a US Holder will be entitled to a credit against its US federal income tax liability for Spanish income taxes withheld at the rate provided by the Treaty. Spanish income taxes withheld in excess of the rate applicable under the Treaty will not be eligible for credit against a U.S Holder’s federal income tax liability. See “Spanish tax considerations — Spanish refund procedure —” for a discussion of how to obtain amounts withheld in excess of the applicable Treaty rate. The limitation on foreign taxes eligible for credit is calculated separately with regard to specific classes of income. Instead of claiming a credit, a US Holder may, at its election, deduct such otherwise creditable Spanish taxes in computing taxable income, subject to generally applicable limitations.
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
Passive Foreign Investment Company Rules
We believe that we were not a “passive foreign investment company” (“PFIC”) for US federal income tax purposes for the 2010 taxable year. However, because our PFIC status depends upon the composition of our income and assets and the fair market value of our assets (including, among others, less than 25% owned equity investments) from time to time, and upon certain proposed Treasury Regulations that are not yet in effect but are proposed to become effective for taxable years after December 31, 1994, there can be no assurance that we will not be a PFIC for any taxable year.
If we were a PFIC for any taxable year, any gain recognized by a US Holder on a sale or other disposition of ADSs or shares would be allocated ratably over the US Holder’s holding period for the ADSs or shares. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amounts allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to each of those taxable years. Further, any distribution in respect of ADSs or shares in excess of 125% of the average of the annual distributions on ADSs or shares received by the US Holder during the preceding three years or the US Holder’s holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ADSs or shares.
In addition, if we were a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to non-corporate holders would not apply.

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
For taxable years beginning after March 18, 2010, new legislation requires certain US Holders who are individuals to report information relating to their holdings of stock of certain non-US entities, subject to certain exceptions (including an exception for publicly traded stock and interests held in custodial accounts maintained by a US financial institution). US Holders are urged to consult their tax advisers regarding the effect, if any, of this legislation on the acquisition, ownership and disposition of ADSs or shares.
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
We have divided this section into the following ten parts:
•	Corporate principles of risk management, control and risk appetite;
•	Corporate governance of the risk function;
•	Integral control of risk;
•	Credit risk;
•	Operational risk;
•	Reputational risk;
•	Adjustment to the new regulatory framework;
•	Economic capital;
•	Risk training activities; and
•	Market risk.
Part 1. Corporate principles of risk management, control and risk appetite
The importance of our risk policy was highlighted once again in 2010. The policy is focused on maintaining a medium-to-low, predictable profile in all risks and a diversified portfolio.
Our risk management policies were particularly effective in countering the turmoil that has affected financial markets since July, 2007.
For Grupo Santander, quality risk management is one of our hallmarks and thus a priority in our activity. Throughout our 150 years, Santander has combined prudence in risk management with use of advanced risk management techniques, which have proven to be decisive in generating recurrent and balanced earnings and creating shareholder value.
Grupo Santander’s banking business model from the risk standpoint
The banking business model chosen by the Group mainly determines our risk management, control and appetite.
• We focus on retail banking and maintain an internationally diversified presence characterized by market shares of more than 10% in the main markets where we operate. Wholesale banking business is conducted above all in core markets.
• The model enables us to generate results with a high degree of recurrence, with a strong capital base and liquidity.
• We operate in markets via subsidiaries that are autonomous in terms of capital as well as liquidity and compatible with corporate control. The corporate structure has to be simple minimizing the use of non-functional subsidiaries.
• We develop our model for operational and technological integration via corporate platforms and tools. This provides an agile aggregation of information in time and form.

• All the activity that we carry out is part of our social and reputational commitment in accordance with our strategic objectives.
The risks model that underpins the business model is based on the following principles:
• Independent working from the business areas. Matías R. Inciarte, the Group’s third vice chairman and chairman of the board’s risk committee, reports directly to the executive committee and to the board. The establishment of separate functions between the business areas (risk takers) and the risk areas responsible for measurement, analysis, control and information provides sufficient independence and autonomy to control risks appropriately.
• Involvement of senior management in all decisions taken.
• Collective decision-making (including at the branch level), which ensures a variety of opinions is heard and does not make results dependent on decisions taken solely by individuals. Joint responsibility for decisions on credit transactions between risk and business areas.
• Defining functions. Each risk taker unit and, where appropriate, risk manager has clearly defined the types of activities and segments, in which they could incur risks, and decisions they might make in the sphere of risks in accordance with delegated powers. How risk is contracted, managed and where transactions are booked is also defined.
• Centralized control. Risk control and management is conducted on an integrated basis through a corporate structure with global scope responsibilities (all risk, all businesses, all countries).
Management and control of risks at Grupo Santander is structured around the following phases:
• Establishment of risk policies and procedures. They constitute the basic framework for regulating risk activities and processes. At the local level, the risk units incorporate the corporate rules to their internal policies.
• Defining and assessing risk methodologies. The methodologies enable us to develop the internal risk models applied by the Group and identify risk measures, methods for evaluating products and methods for constructing yield curves.
• Risk measurement. This considers all the risk positions taken throughout the business perimeter and uses methodologies and models in accordance with a process of validation and approval based on components and dimensions of risk in the whole life cycle.
• Define and limit the risk appetite. The aim is to efficiently delimit the maximum risk levels by setting the global and specific limits for the different types of risk, products, customers, sectors and countries.
• Execute a system to monitor and control risks, which verifies every day and generates reports detailing the extent to which our risk profile is in line with the risk policies approved and the limits established.
Our risk management is fully identified with the Basel principles as it recognizes and supports the industry’s most advanced practices which we have been anticipating and, as a result, we have been using for many years various tools and techniques which will be referred to later in this section include:
• Internal rating and scoring models which, by assessing the various qualitative and quantitative components by client and operation, enable the probability of default to be estimated first and then, on the basis of estimates of losses, the expected loss.
• Economic capital, as the homogeneous metric of the risk assumed and the basis for measuring management, using RORAC, for pricing operations (bottom up) and for analysis of portfolios and units (top down), and VaR, as the element of control to set the market risk limits of the various trading portfolios.
• Analysis of scenarios and stress tests to complement the analysis of market and credit risk in order to assess the impact of alternative scenarios, including on provisions and on the capital.

We calculate the minimum regulatory capital in accordance with Bank of Spain circular 3/2008 on determining and controlling the minimum equity of credit institutions. This regulation completed the transfer to Spanish banking legislation of the Directives (2006/48EC and 2006/49/EC), which incorporate European Union (EU) regulations pursuant to the new Basel capital Accord (BIS II).
As a result of the new elements introduced into the regulatory framework, commonly known as BIS III, we took steps to apply with sufficient prevision the future requirements indicated in BIS III. This entails a greater requirement for high quality capital, sufficiency of capital conservation and counter cyclical measures.
We also foresaw the application of the two new liquidity ratios indicated in BIS III, which guarantee sufficient liquidity even in stress scenarios. These ratios are the liquidity coverage ratio (LCR) for the short term (30 days) and the net stable funding ratio (NSFR) regarding the financing structure.
As regards the new liquidity requirements and especially concerning the ratio of stable financing, we believe it is very important that the final definition to attain after agreed periods of observation and review reflects the differences associated with the various banking business models and avoids penalizing the flow of loans to the real economy.
Grupo Santander’s risk appetite
The risks, which we incur, must be delimited and quantified within the risk appetite framework defined and approved by the board. We define the risk appetite as the amount and type of risks considered as reasonable to assume in the execution of its business strategy.
The board, at the proposal of senior management, is responsible for establishing and monitoring our risk appetite and our tolerance to risk. Senior management is responsible for achieving the desired risk profile as well as managing risks on a day-to-day basis. We have the necessary metrics and infrastructure to guarantee management.
The risk appetite has quantitative and qualitative aspects and is directly linked to our global strategy, including assessing growth opportunities in businesses and key markets, liquidity and financing capacity and capital. Pillar 2, with its corresponding exercises of planning and stress test of capital, complements the risk appetite reference framework.
Formulating the risk appetite delimits the budgetary process, in which the main strategic parameters as well as their results, liquidity, capital, bad loans, VaR, etc. are analyzed and approved.
Risk appetite management criteria for each specific risk
The main criteria and metrics used are approved by the risk committee, the executive committee and, where appropriate, the board at least annually. Control and monitoring and conducted in accordance with various time frames (from daily to annual), on the basis of the metric and corresponding level of responsibility.
Criteria, metrics and limits (“hard” and “alert/control”) where necessary are set for each risk. The general criteria for each risk, which are developed in the following chapters, are set forth below:
• Credit risk: The credit risk appetite in general is articulated around control limits that can change during the year depending on banking business needs and our risk appetite, on the basis of segmenting the risk established (individualized management, standardized and wholesale). The results of the stress tests under various scenarios are also taken into account.
The main features for each credit risk segment are as follows:
• Standardized risks: Scoring models and automated decisions are used. The risks are grouped in credit management programs (CMPs), with credit policies designed and approved on the basis of the unit’s risk appetite and in accordance with their level of predictability. The annual CMPs are approved at the local level, in accordance with our policies.
• Individualized management: classified as of a certain risk exposure per customer. Each analyst is assigned a portfolio of customers to monitor. The ratings of each one are updated at least once a year.

• Global wholesale banking risk (GWB: includes corporate and financial institutions/IFIs): the distribution of the risk level by rating is used as the parameter for monitoring the portfolio. Limited for each group/customer are assigned at least once a year and all aggregated limits are analyzed, breaking them down by the level of rating. The revisions are done by sectors (corporate) and countries (IFIs).
As for the risk concentration appetite, our main objective is to maintain a well diversified risk portfolio from the standpoint of our exposure to large risks, certain markets and specific products. It is measured via three focal points (customers, products and sector) which include limits set such as warning or control signs.
• Market risk: Trading activity is customer-focused. The consistency between the proposed limits and the budget of the business is verified. Metrics are used such as VaR, P&L of management and capital. The VaR is established on the basis of the historic evolution of losses, and as consumption/P&L of management up to a certain percentage. Stress tests are also used.
Market/structural risks are linked to conservative management of our assets and liabilities, liquidity and structural foreign exchange. Criteria and metrics that are used that are mentioned in greater detail in the relevant sections.
• Operational and technology risk: Risk appetite is monitored on the basis of management and daily mitigation via the ratio of gross losses/gross income, self-assessment questionnaires/risk maps and management indicators.
• Compliance and reputational risk: The appetite for this risk is zero. Active policies to manage reputational risk are established by the corporate office created for this purpose.
Support indicators are used to monitor it:
•	Anti-money laundering.

•	Institutional relations with regulatory bodies.

•	Codes of conduct of the securities markets.

•	Marketing of products.

•	Markets in financial instruments directive (MiFID).

•	Others: Bank of Spain/Supervisors customer complaints and data protection.
Part 2. Corporate governance of the risk function
The risk committee is responsible for proposing to the board our risk policy. The board is responsible for approving the policy under its powers of administration and supervision. The committee also ensures that our activities are consistent with our risk tolerance level and establishes the global limits for the main risk exposures, reviewing them systematically and resolving those operations that exceed the powers delegated in bodies further down the hierarchy.
The committee is of an executive nature and takes decisions in the sphere of the powers delegated to it by the board. It is chaired by the third vice chairman of Grupo Santander and includes four other board members. The committee met 99 times during 2010, underscoring the importance that we attach to appropriate management of our risks.
The main responsibilities of the board’s risk committee are to:
• Propose to the board the risk policy for the Group, which must, in particular, identify:
- The different types of risk (operational, technological, financial, legal and reputational, among others) facing it;

- The information and internal control systems used to control and manage these risks;
- Set the level of risk considered acceptable;
- The measures envisaged to mitigate the impact of identified risks, in the event that they materialize;
• Systematically review exposures with the main customers, economic sectors, geographic areas and types of risk.
• Authorize the management tools and risk models as well as being familiar with the results of the internal validation.
• Ensure that the Group’s actions are consistent with the previously decided risk tolerance level.
• Know, assess and monitor the observations and recommendations periodically formulated by the supervisory authorities in the exercise of their function.
• Resolve transactions beyond the powers delegated to bodies further down the hierarchy, as well as the global limits of preclassification of economic Groups or in relation to exposures by classes of risk.
The board’s risk committee delegates some of its powers to other risk committees which are structured by geographic area, business and types of risk, which are defined in the corporate governance risk model.
In addition, both the executive committee and the Bank’s board pay particular attention to management of our risks.
Our risk function is conducted via two directorates-general of risk which are independent of the business areas, both from the hierarchical and functional standpoint. Both of them report to our third vice chairman, the most senior executive responsible for our risk management. The organizational and functional framework is as follows:
• General directorate of integral control and internal validation of risks, with responsibilities of global scope and corporate nature and support for the Group’s bodies of governance, which are:
- Validation of internal models of risk to assess the suitability and appropriateness of the classification systems, internal processes and treatment of data, in accordance with Basel II.
- Integral control of risks to guarantee that the management and control systems of the various risks are in line with the Bank’s global risk profile.
• Directorate general of risk, with functions in the following blocks:
- A corporate structure, with global scope responsibilities (“all risks, all countries”), which establishes the policies, methodologies and control: solvency, market and methodology.
- A business structure, centered on the execution and integration in management of the risks function in our retail, global and local businesses.
Part 3. Integral control of risk
In 2008 we launched the function of integral control of risks anticipating the new regulatory requirements, then being discussed in the main organizations and forums — Basel committee, CEBS, FSF, etc, — as well as the recommendations on best risk management practices formulated by various public and private bodies.
Organization, mission and features of integral control of risks
The organization of this function is part of the directorate general of integral control and internal validation of risk. This function supports our governance bodies in risk management and control.

Particular attention is paid to credit risk (including the risks of concentration and counterparty); market risk (including liquidity risk as well as structural risks of interest rates and exchange rates); operational and technology risks and risk of compliance and reputational risk.
Integral control of risk is aimed at tasks listed in three modules:
Module 1. Ensure that the management and control systems of the various risks inherent in our activity meet the most demanding criteria and the best practices observed in the industry and/or required by regulators.
Module 2. Ensure that senior management has at its disposal an integral vision of the profile of the various risks assumed and that these risks are in line with the previously agreed appetite for risks.
Module 3. Supervise appropriate compliance in time and form with the recommendations drawn up for risk management matters following inspections by internal auditing and by the supervisors to whom we are subject.
Integral control of risk supports the work of the risk committee, providing it with the best practices in risk management. The main features of this function are:
• Global and corporate scope: all risks, all businesses, all countries.
• A third layer of control, following the one by the person responsible for managing and controlling each risk in the sphere of each business or functional unit (first layer of control) and the corporate control of each risk (second layer). This ensures the vision and thus integral control of all risks incurred during the year.
• Special attention is paid to the development of best practices in the sphere of the financial industry in order to be able to quickly incorporate within Santander and at once any advances deemed opportune.
• Both the information available as well as the resources that we assign to controlling the various risks are optimized avoiding overlapping.
Methodology and tools
In order to systemize the function and adjust it to our specific needs, internal development of methodology and tools to support it was completed. This makes application of the methodology traceable. The methodology and the tools are articulated through the three modules previously referred to for all risks treated:
Module 1. A guide of tests or reviews exists for each risk, divided in spheres of control (for example, corporate governance, organizational structure, management systems, integration in management, technology environment, contingency plans and business continuity, etc).
Applying the tests and obtaining the relevant evidence which is assessed and enables the parameters of control of the various risks to be homogenized is done every 12 months. New tests are incorporated where needed. The support tool is the risk control monitor, which is a repository of the results of each test and of their work papers. A half yearly review of the state of each risk is also carried out monitoring the recommendations emanating from the annual report of integral control.
Module 2. Senior management is able to monitor integral vision of the various risks assumed and their adjustment to the previously formulated risk appetites.
Module 3. The SEGRE tool is used to track the recommendations made by internal auditing and by the supervisors regarding risk control and management and it also includes the recommendations by integral control. Use of this tool is coordinated with the relevant risk control areas so that monitoring is optimized. The Bank of Spain can access these tools if it so wishes.

During 2010:
a) The second cycle of reviewing the various risks was completed in close contact with the corporate areas of control, contrasting and assessing the control and management systems of these risks. Improvements were identified and recommendations made with corresponding schedule for implementation agreed within the areas. A semi-annual monitoring of the progress achieved with respect to the recommendations made in 2009 was also conducted.
b) The board and the executive committee were regularly informed and given an integral vision of all risks; and
c) Work continued on extending the integral control of risks model to the Group’s main units.
Part 4. Credit risk
Introduction to the treatment of credit risk
Credit risk is the possibility of losses stemming from the failure of clients or counterparties to meet their financial obligations with the Group.
Our risks function is organized on the basis of the type of customer in order to distinguish during the risk management process companies under individualized management from standardized customers.
• Those under individualized management are assigned, mainly because of the risk assumed, a risk analyst. This category includes the companies of wholesale banking, financial institutions and some of the companies of retail banking. Risk management is conducted through expert analysis backed up by tools to support decision making based on internal models of risk assessment.
• Standardized: a customer who has not been specifically assigned a risk analyst. This category includes individuals, individual businessmen and retail banking companies that are not segmented. Management of these risks is based on internal models of assessment and automatic decisions, complemented where the model does not go far enough or is not sufficiently precise by teams of analysts specialized in this type of risk.
Main volumes and performance
Our credit risk profile is characterized by diversified geographic distribution and predominantly retail banking activity.
A. Global map of credit risk in 2010
The table below sets out the global credit risk exposure in nominal amounts (except for derivatives and repos exposure which is expressed in equivalent credit) at December 31, 2010.
Growth in lending was moderate due to reduced demand. The exposure to credit risk increased 8.8%. Of this growth, 48% was due to the exchange rate effect during 2010 of the main currencies against the euro. The rest was evenly divided between outstanding commitments to customers and outstanding commitments to credit entities.
Spain was still the main unit with respect to exposure to credit risk, although it share of the total was 3 percentage points less than at the end of 2009. Of note in the rest of Europe, which accounts for more than one-third of the credit exposure, is the presence in the UK. Overall, Europe, including Spain, accounted for 71% of the total exposure.
In Latin America, which accounted for 23% of the exposure, 96% of the exposure to credit risk is classified as investment grade.
The US accounted for 6.5% of our total credit exposure at the end of 2010.

GRUPO SANTANDER. GROSS EXPOSURE TO CREDIT RISK
Million euros

					Outstanding
					to
	Out-	Commit-	Sovereign	Private fixed	cred. ent.	Commit-	Derivatives
	standing	ments to	fixed income	income	and central	ments to	and Repos			%/
	to customers	customers	(exc. trading)	(exc. trading)	banks	credit entities	(ECR)	Total	%	Dec. 09

Spain	277,583	61,492	26,956	7,674	19,260	1,484	32,644	427,092	35.4%	-3.0%
Parent Bank	168,070	45,097	16,210	4,892	14,059	1,210	26,568	276,105	22.9%	-1.6%
Banesto	79,842	10,154	7,980	1,198	3,204	273	5,905	108,556	9.0%	-5.7%
Others	29,671	6,241	2,765	1,584	1,997	1	171	42,430	3.5%	-4.9%
Rest of Europe	320,158	42,791	6,022	9,163	34,224	1	16,167	428,525	35.5%	9.6%
Germany	21,879	295	0	111	694	0	6	22,984	1.9%	0.5%
Portugal	23,062	7,831	5,515	3,517	1,466	1	1,880	43,272	3.6%	11.6%
Uk	242,864	32,154	145	5,431	31,380	0	13,650	325,624	27.0%	11.7%
Others	32,353	2,511	362	103	684	0	631	36,645	3.0%	-2.6%
Latin America	136,084	63,200	25,602	3,745	31,544	6	10,926	271,106	22.5%	30.0%
Brazil	81,684	42,159	18,040	2,613	24,008	0	5,758	174,263	14.4%	32.0%
Chile	27,397	7,929	1,764	948	2,313	6	2,938	43,296	3.6%	24.8%
Mexico	14,621	11,508	3,977	2	3,431	0	1,822	35,361	2.9%	34.0%
Others	12,382	1,603	1,820	183	1,791	0	407	18,186	1.5%	18.5%
United States	53,288	10,888	1,682	8,953	2,984	0	795	78,590	6.5%	16.8%
Rest of World	747	102	1	1	158	0	0	1,009	0.1%	-33.9%
Total Group	787,860	178,473	60,262	29,536	88,169	1,491	60,532	1,206,322	100%	8.8%
% of Total	65,3%	14,8%	5,0%	2,4%	7,3%	0,1%	5,0%	100,0%
% Change/Dec 09	6,9%	19,6%	1,2%	-24,0%	43,9%	9,4%	-0,7%	8,8%
Data at December 31, 2010, drawn up on the basis of legal company criteria.
ECR (equivalent credit risk: net value of replacement plus the maximum potential value. Includes mitigants)

Outstanding balances with customers including contingent risk and excluding repos (EUR 1,395 million) and other customer credit assets (EUR 12,406 million).
Total fixed income excludes the trading portfolio and investments of third party takers of insurance.
Balances with credit institutions and central banks include contingent risks and exclude repos, trading portfolio and other financial assets. Of the total, EUR 65,351 million are deposits in central banks.
B. Evolution of the volumes in 2010
The evolution of non-performing loans and the cost of credit reflect the impact of the deterioration of the economic environment softened by prudent risk management, which enabled, in general, these figures to remain lower than those of competitors. As a result, we maintain a significant level of coverage and available generic provisions.
Our ratio of non-performing loans (NPLs) was 3.55% at the end of 2010, up from 3.24% at the end of 2009, but grew more slowly compared to last few years. NPLs declined in Santander Consumer Finance, Brazil and Sovereign and rose in businesses in Spain. NPL coverage was 72.7% compared to 75.3% at the end of 2009.
Specific provisions for loan losses, net of recoveries, amounted to €12,342 million, 1.56% of the average credit exposure with customers (the year’s average lending plus financial guarantees), down from 1.57% in 2009.

GRUPO SANTANDER: RISK, NPLS, COVERAGE, PROVISIONS AND COST OF CREDIT
Million euros

	Credit risk						Spec. prov net
	with customers *		NPL ratio		Coverage		recovered write-offs **		Credit cost
	(million euros)%				%		(million euros)		(% of risk)[3]
	2010	2009	2010	2009	2010	2009	2010	2009	2010[2]	2009[1]

Continental Europe	370,673	366,970	4.34	3.64	71.4	76.6	6,190	5,084	1.62	1.39
Santander Branch Network	126,705	129,099	5.52	4.38	51.8	64.9	2,454	1,851	1.89	1.41
Banesto	86,213	86,681	4.11	2.97	54.4	64.1	1,272	737	1.52	0.89
Santander Consumer finance	67,820	60,214	4.95	5.39	128.4	96.8	1,884	2,005	2.85	3.38
Portugal	32,265	34,501	2.90	2.27	60.0	64.6	105	95	0.30	0.27
United Kingdom	244,707	238,215	1.76	1.71	45.8	43.8	826	1,018	0.34	0.43
Latin America	149,333	117,146	4.11	4.25	103.6	105.2	4,758	5,053	3.53	4.44
Brazil	84,440	65,611	4.91	5.27	100.5	99.2	3,703	3,537	4.93	5.88
Mexico	16,432	12,676	1.84	1.84	214.9	264.4	469	824	3.12	6.13
Chile	28,858	21,384	3.74	3.20	88.7	89.0	390	402	1.57	1.98
Puerto Rico	4,360	4,132	10.59	9.60	57.5	53.3	143	89	3.22	1.99
Colombia	2,275	1,719	1.56	1.83	199.6	187.5	15	31	0.68	1.94
Argentina	4,097	2,936	1.69	2.60	149.1	141.0	26	91	0.72	2.99
Sovereign Rest	40,604	38,770	4.61	5.35	75.4	62.5	479	578	1.16
Total Group	804,036	758,347	3.55	3.24	72.7	75.3	12,342	11,760	1.56	1.57

Memo item
Spain	283,424	284,307	4.24	3.41	57.9	73.4	4,352	3,497	1.53	1.20

*	Includes gross customer loans, guarantees, documentary credits and retail segment derivatives (ECR EUR 2,375 million).

**	Bad debts recovered.

1.	Excludes Sovereign

2.	Excludes the incorporation of AIG in Santander Consumer Finance Poland.

3.	(Specific allowances — recovery of bad debts)/ Total average credit risk.

C. Distribution of credit risk
The charts below show the diversification of our loans by countries and customer segments. We are diversified and focused on our main markets.
Our profile is essentially retail (86.3% retail banking), and most portfolios are products with a real guarantee (e.g. mortgages).
Metrics and measurement tools
A. Rating tools
Since 1993, we have been using our own models for assigning solvency and internal ratings, which measure the degree of risk of a client or transaction. Each rating or scoring corresponds to a certain probability of default or non-payment, the result of the entity’s past experience, except for some termed low default portfolios. We have around 300 internal rating models for risk admission and monitoring.
Global rating tools are used for the segments of sovereign risk, financial institutions and global wholesale banking. Their management is centralized in the Group, both for determining their rating as well monitoring the risk. These tools assign a rating for each customer, based on balance sheet ratios or macroeconomic variables, and supplemented by the expert view of an analyst.

In the case of companies and institutions under individualized management, our Parent bank has defined a single methodology for formulating a rating in each country. The rating is determined by an automatic model which reflects a first intervention by the analyst and which may be later complemented. The automatic model determines the rating in two phases, one quantitative and the other qualitative based on a corrective questionnaire which enables the analyst to modify the automatic scoring by a maximum of ±2 points of rating. The quantitative rating is determined by analyzing the credit performance of a sample of customers and the correlation with their financial statements. The questionnaire has 24 questions divided into six areas of assessment. The automatic rating (quantitative +corrective questionnaire) can be changed by an analyst by overriding it or by using a manual assessment model.
The ratings accorded to customers are regularly reviewed, incorporating new financial information available and the experience in the development of the banking relation. The regularity of the reviews increases in the case of clients who reach certain levels in the automatic warning systems and in those classified as special watch. The rating tools are also reviewed so that their accuracy can be fine-tuned.
During 2010, the quantitative model for rating wholesale banking was adjusted and new expert rating models were developed for funds, fund managers and leveraged buy outs (LBOs). In the case of standardized risks, both for transactions with companies as well as individuals, there are scoring tools which automatically assess the transactions.
These admission systems are complemented by performance assessment models which enable the risk assumed to be better predicted. They are used for both preventative activities as well as sales.
B. Parameters of credit risk
The assessment of a customer or transaction, through ratings or scorings, constitutes a judgment of the credit quality, which is quantified via probability of default (PD).
As well as evaluating the customer, quantifying credit risk requires other parameters to be estimated, such as exposure at default (EaD) and the percentage of EaD that might not be recovered (loss given default or LGD). Other aspects are also included such as quantifying off-balance sheet exposures, which depend on the type of product, or analysis of expected recoveries related to the existing guarantees, and other features of the operation, including the type of product, maturity, etc.
These factors comprise the main credit risk parameters. Their combination enables the probable or expected loss (EL) to be calculated. This loss is considered as one more cost of the activity as it reflects the risk premium and should be incorporated into the price of transactions.

The following charts show the distribution of failed consumer loans and mortgages since 2001 on the basis of the percentage recovered after discounting all the costs — including the financial opportunity — of the recovery process.
The risk parameters also calculate the regulatory capital in accordance with the rules of the new Basel Capital Accord (BIS II). The regulatory capital is the difference between the unexpected and the expected loss.
The unexpected loss is the basis for calculating the capital and makes reference to a very high level of loss, but not very probable, not considered recurrent and which must be met with equity.
In portfolios where the internal experience of defaults is scant, such as banks, sovereigns or global wholesale banking, estimates of the parameters come from alternative sources: market prices or studies by external agencies which draw on the shared experience of a sufficient number of institutions. These portfolios are called low default portfolios.
For the rest of portfolios, estimates are based on the institution’s internal experience. The PD is calculated by observing NPL entries and putting them in relation to the final rating assigned to the customer or with the scoring assigned to the operations.
The LGD calculation is based on observing the recovery process of operations not fulfilled, taking into account not only the revenues and costs associated with this process, but also the moment when they are produced and the indirect costs incurred in recovery activity.
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
The parameters are then assigned to the operations present in the balance sheet of units in order to calculate the expected losses and the capital requirements associated with their exposure.

C. Master scale of global ratings
The following tables are used to calculate regulatory capital. They assign a PD on the basis of the internal rating with a minimum value of 0.03%.
These PDs are applied uniformly throughout the Group in accordance with the global management of these portfolios. As can be seen, the PD assigned to the internal rating is not exactly equal for a same rating in both portfolios, although it is very similar in the tranches where most of the exposure is concentrated (i.e. in tranches of rating of more than six).
REGULATORY CAPITAL

	PD
Internal	Wholesale
rating	Banking	Banks	Sovereigns

8.5 to 9.3	0.030%	0.030%	0.030%
8.0 to 8.5	0.049%	0.039%	0.045%
7.5 to 8.0	0.077%	0.066%	0.072%
7.0 to 7.5	0.123%	0.111%	0.115%
6.5 to 7.0	0.195%	0.186%	0.184%
6.0 to 6.5	0.311%	0.311%	0.293%
5.5 to 6.0	0.494%	0.521%	0.468%
5.0 to 5.5	0.786%	0.874%	0.746%
4.5 to 5.0	1.251%	1.465%	1.189%
4.0 to 4.5	1.989%	2.456%	1.896%
3.5 to 4.0	3.163%	4.117%	3.022%
3.0 to 3.5	5.031%	6.901%	4.818%
2.5 to 3.0	8.002%	11.569%	7.681%
2.0 to 2.5	12.727%	19.393%	12.246%
1.5 to 2.0	20.241%	32.509%	19.524%
< 1.5	32.193%	54.496%	31.126%

D. Distribution of EaD and expected loss (EL) associated
The table below sets out the distribution by segments of the outstanding credit exposure to customers in terms of EaD. PD, LGD and EL. Approximately 77% of total risk with clients (excluding sovereign, counterparty risks and other assets) corresponds to companies, SMEs and loans to individuals, underlining the retail focus of business and of Santander’s risks. The expected loss from customer exposure is 1.39% (1.10% for our total credit exposure), which can be considered as a medium-to-low risk profile.
SEGMENTATION OF CREDIT RISK EXPOSURE
Million euros and %

			Average	Average
	EAD [1]	%	PD	LGD	EL

Sovereign debt	160,764	15.38%	0.14%	10.64%	0.01%
Counterparty	63,264	6.05%	0.41%	74.94%	0.31%
Public sector	12,539	1.20%	0.73%	12.01%	0.09%
Corporate	154,725	14.80%	0.90%	37.40%	0.34%
SMEs	172,547	16.51%	5.79%	31.50%	1.83%
Mortgages (individuals)	312,865	29.93%	3.20%	7.44%	0.24%
Consumer loans	119,921	11.47%	8.69%	54.57%	4.74%
Credit cards of individuals	31,193	2.98%	5.46%	63.74%	3.48%
Other asset	17,361	1.66%	1.83%	28.09%	0.51%
Memorandum item customers[2]	803,791	76.90%	4.18%	33.31%	1.39%

Total	1,045,180	100.00%	3.29%	33.44%	1.10%

Data at December 2010

1.	Excluding doubtful loans

2.	Excluding sovereign debt, banks and other financial entities and other assets.
Loss observed: measurements of credit cost
As well as using these advanced models, other usual measures are employed which provide prudent and effective management of credit risk on the basis of the loss observed.
Our cost of credit is measured by various means: change in net entries (final doubtful loans — initial doubtful loans + write-offs — recovered write-offs), net loan-loss provisions (net specific provisions — recovered write-offs) and net write-offs (write-offs —recovered write-offs).

The three approaches measure the same reality and, consequently, converge in the long term although they represent successive moments in credit cost measurement: flows of non-performing loans (changes in net entries), coverage of doubtful loans (net loan-loss provisions, NLLPs) and net write-offs, respectively. However, in the long term and within the same economic cycle, the three approaches show differences at certain times which are particularly significant at the start of a change of cycle. These differences are due to the various moments at which the losses are calculated, which are basically determined by accounting rules (for example, mortgages have a calendar of coverage and become write-offs more slowly than consumer loans). In addition, the analysis can be complicated by changes in the policy of coverage and entry into write-offs, composition of the portfolio, doubtful loans of entities acquired, changes in accounting rules, sale of portfolios, etc.
The following charts reflect the cost of our credit risk in our main areas of activity in 2010 and the comparison with prior years, measured in various ways:
The year-on-year change includes the exchange-rate impact which for Latin America was around -44.1% in net entries, 2.2% in net provisions and -17.2% in net write offs.
The general trend over the past few years has been to maintain the cost of our credit at low levels. In 2010, there was a small decline of one basis point in the cost of credit as a result of the still significant deterioration of the economic environment and the mix of retail portfolios which, although with a higher expected loss, have higher levels of direct and indirect profitability and a more predictable nature of risk. These portfolios performed well during the year, particularly in Latin America, which contained the amount of provisions made.

Credit risk cycle
Risk management consists of identifying, measuring, analyzing, controlling, negotiating and deciding the risks incurred by the Group’s operations. The process involves risk takers and senior management, as well as the risk areas.
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
A. Planning and setting limits
Setting limits is a dynamic process which identifies our risk appetite by discussing business proposals and the opinion of risks.
The global plan of limits, the document drawn up on the basis of consensus which provides complete management of the balance sheet and of the inherent risks, establishes the risk appetite in the various factors.
The limits are based on two structures: customers/segments and products.
The most basic level in individualized management is the customer and when certain features are present — generally of relative importance — an individual limit (pre-classification) is set.
A pre-classification model based on a system for measuring and monitoring economic capital is used for large corporate groups. A more simplified version is used for those companies which meet certain requirements (high knowledge, rating, etc).
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
B. Risk study and process of credit rating
The study of risk is obviously a prior requirement for authorizing customer operations by the Group. It consists of analyzing the capacity of the customer to meet their contractual obligations with the Bank. This entails analyzing the customer’s credit quality, risk operations, solvency and return in accordance with the risk assumed.
The risk study is carried out every time there is a new customer or operation or with a pre-established regularity, depending on the segment. In addition, the rating is studied and reviewed every time there is an alert or something that affects the customer/transaction.

C. Decisions on transactions
The purpose of the decision-making process is to analyze and resolve operations, taking into consideration both the risk appetite as well as those elements of the operation that are relevant in the search for the balance between risk and return.
We have been using RORAC methodology (return on risk adjusted capital) since 1993 to analyze and set prices for operations and businesses.
D. Monitoring
As well as the tasks carried out by the internal auditing division, the directorate general of risks, through local and global teams, controls credit quality by monitoring the risks and has the resources and specific people to do it.
The monitoring is based on a continuous process of permanent observation, which enables incidents to be detected in advance in the evolution of risk, operations, customers, and their environment in order to take steps to mitigate them. The monitoring is conducted on the basis of customer segmentation.
We have a system called companies in special watch (FEVE) which identifies four levels on the basis of the degree of concern arising from the circumstances observed (extinguish, secure, reduce, monitor). The inclusion of a company in FEVE does not mean there have been defaults, but rather the advisability of adopting a specific policy toward that company and establishing the person and time frame for it. Clients in FEVE are reviewed at least every six months, and every quarter for the most serious cases. A company can end up in special watch as a result of monitoring, a review conducted by internal auditing, a decision of the person responsible for the company or the entry into functioning of the system established for automatic warnings.
Ratings are reviewed at least every year, but if weaknesses are detected, or on the basis of the rating, it is done more regularly.
As regards the risks of standardized clients, the main indicators are monitored in order to detect shifts in the performance of the loan portfolio with respect to the forecasts made in the credit management programs.
FEVE DECEMBER 2010
Million euros

					Total
	Extinguish	Secure	Reduce	Monitor	FEVE

Retail banking Spain	5,148	379	12,975	11,582	30,084
Banesto	8,499	460	2,720	11,116	22,795
Portugal	339	69	920	1,926	3,236
United Kingdom	236	14	933	2,318	3,502
Sovereign	2,640	231	742	1,992	5,605
Latin America	1,262	425	1,657	6,223	9,567

Total	18,124	1,577	19,930	35,157	74,789

Note: 2010 shows the application of the FEVE tool in Sovereign. The classification of risk in FEVE is independent in each institution and responds to the various criteria for classification of these risks and management of them on the basis of the category in which they are classified.

Credit exposure in Spain
a. General view of the portfolio
Our credit portfolio at the end of 2010 stood at €236 billion. Including guarantees and documentary credits, the total credit risk of our businesses in Spain amounted to €283 million, 35% of the Group’s total credit risk, which had an appropriate level of diversification, by product as well as customer segment.
The credit risk of commercial networks of the main businesses in Spain (Santander Branch Network, Banesto, Banif and Santander Consumer) accounted for 26% of the Group’s total, distributed as follows:
In accordance with Bank of Spain rules, we regard as doubtful those loans which have not been serviced for more than 90 days. The total debt of the customer will be considered doubtful when the unpaid part represents more than 25% of it or when prejudicial actions are taken. Those loans which, without being non-compliant, have reasonable doubts of being fully repaid are also considered as doubtful.
The non-performing loan (NPL) ratio in Spain was 4.24% concentrated in those sectors which were more affected by the economic downturn. This ratio is higher than that in 2009, but is growing more slowly than in prior years since the NPL ratios of a high percentage of credit portfolios in Spain were stable during 2010.
The NPL ratio in Spain is well below the aggregate of commercial banks as a whole, according to the Bank of Spain, underscoring our traditionally prudent risk management criteria.
Total provisions for covering the possible loss of these risks represent coverage of 58%.
In addition, and in line with the Bank of Spain’s rules, loans classified as substandard are those which, while being up-to-date on payments and give no reason for them to be classified as doubtful, show some weakness which could lead to non-payments and losses, as they involve the weakest customers from certain collectives or sectors affected by extraordinary circumstances of greater risk. This category has €10,808 million of classified risks.

b. Analysis of the mortgage portfolio of individual customers
In line with the Bank of Spain’s guidelines for greater transparency with respect to property, the table below sets out the loans granted to households to purchase homes by the main businesses in Spain. This portfolio, one of the main ones, stood at €61,936 million at the end of 2010 (26% of lending in Spain). Of this, €61,387 million, or 99%, had mortgage guarantees.
LOANS TO HOUSEHOLDS FOR THE ACQUISITION OF PROPERTY
Million euros

	Gross amount	Of which: doubtful

Loans to acquire property	61,936	1,388
Without mortgage guarantee	549	30
With mortgage guarantee	61,387	1,358
The NPL ratio of the portfolio with mortgage guarantee improved notably at the end of 2010, in a negative macroeconomic environment, to 2.2% from 2.5% a year earlier.
The portfolio of mortgages for property in Spain held its medium-low risk profile and had limited expectations of further deterioration:
• All mortgages pay principal from the very first day of the operation.
• The usual practice is to repay it ahead of time and so the average life of the operation is well below that of the contract.
• The Bank has recourse to all of the borrower’s assets, not just the property.
• Most mortgages have variable interest rates with spreads over Euribor.
• High quality of collateral: 94% of the portfolio is financing for the first residence.
• 85% of the portfolio has a loan to value ratio of less than 80%.
• The average affordability rate remained at close to 29%.

LOAN TO VALUE RANGES. TOTAL
Million euros

	LTV < 50%	50%<LTV<80%	80%<LTV < 100%	LTV > 100%

Gross amount	20,583	31,519	8,299	986
Of which: doubtful	247	638	440	33
Despite the economy’s situation and its continued deterioration during 2010, which has reduced demand for loans, the measures taken in admission produced an increasingly better evolution of vintages. For new loans between 2008 and 2010 in the Santander Branch Network in Spain, the maturity of vintages is shown below:

c. Financing provided for construction and real estate development
Lending to these sectors in Spain, in line with the Bank of Spain’s guidelines regarding classification by purpose, amounted to €27,334 million (3.7% of the Group’s total lending), 12% lower than in 2009 and 27% below 2008 using like-for-like criteria. This means a market share of around 10%, substantially lower than that of the Group’s combined businesses in Spain (15%).
The reduction in risk was largely due to a strict policy in admitting new loans with the consequent amortization of the credit transactions of the portfolio outstanding and proactive management of existing risks.
The non-performing loan ratio of this portfolio at the end of 2010 was 17% underscoring the deterioration in this sector. This is higher than the rest of the segments of the portfolio in Spain and shows the Group’s conservative policy in classifying bad loans. More than 75% of the €9,568 million classified as doubtful and sub-standard loans was up-to-date with payments. Coverage with specific provisions was 28% in accordance with applicable regulations.
FINANCING FOR CONSTRUCTION AND REAL ESTATE
DEVELOPMENT: DOUBTFUL AND SUBSTANDARD LOANS
Million euros

	Risk	Coverage
	Amount	Amount	%

Doubtful	4,636	1,321	29
Substandard	4,932	569	12
Generic coverage		768

Total	9,568	2,658	28

A large part of the exposure to the construction and real estate activity sectors are loans with mortgage guarantee (€21,210 million, 78% of the portfolio). Their distribution is shown below.
A particularly important product in the real estate promotion portfolio is mortgage loans to real estate developers. At the end of 2010, this amounted to €9,854 million and represented around 1.3% of our total credit portfolio. The exposure to this product was 9.3% less than in 2009 and in 2010 it dropped a further 20%.
At the end of 2010, this portfolio of loans had a larger number of customers, with a low degree of concentration and an appropriate level of guarantees and coverage.

The distribution was as follows:
• Developments completed and with the final certificate of work: 72.5% of outstanding risk.
• Developments more than 80% completed: 12.8% of outstanding risk.
• Developments between 50% and 80% completed: 3.1% of outstanding risk.
• Developments less than 50% completed: 11.5%.
Furthermore, close to 85% of this financing of real estate developments is totally completed or close to it, having overcome the risk of construction.
Policies and strategies established for management of these risks
The policies for managing this portfolio, periodically reviewed and approved by our senior management, are focused on reducing and stabilizing the current exposure without overlooking new businesses identified as viable.
In order to effectively manage credit exposure, we have specialized teams that not only form part of the risk areas, but also supplement its management and cover the whole life cycle of these operations: including their commercial management, juridical treatment, the eventuality of recovery management, etc.
Anticipative management of these risks has enabled us to significantly reduce our exposure (by 27% between 2008 and 2010), with financing of second homes accounting for a very small proportion of the portfolio. Mortgages for land that is not developed accounts for only 4.2% of the exposure to land; the rest is already classified as developed land or as the land which can be developed.
In the case of property financing projects, where the work is already completed, the significant reduction in the exposure (-20% in 2010) is backed by various actions. In addition to the already existing specialized channels, applying criteria of reducing sale prices and adapting the financing conditions to buyers’ needs, we were able to ensure subrogations of the already existing loans. These subrogations enable risk to be diversified in a business segment that has a much lower non-performing loan ratio.
The admission processes are managed by specialized teams who work in direct coordination with the commercial teams. The policies and criteria are clearly defined:
• Promoters with a comfortable solvency profile and with a proven track record in the market.
• Strict criteria of the parameters inherent in operations: exclusive financing for the cost of construction, high percentages of accredited sales, first residence financing, etc.
• Support for officially protected homes with percentages of accredited sales.
• Financing of restricted land, tied to the re-establishment of the adequate level of coverage of already existing financing or increase in guarantees.
In addition to permanent control by our risk monitoring teams, there is a technical unit specialized in monitoring and controlling this portfolio with regard to the progress of the work, compliance with planning and control of sales, as well as validation and control of the disbursement of certifications. All the mortgage loan distributions, disposal of amounts for all concepts and changes to the grace period are authorized on a centralized basis.
In the case of problematic projects in the construction phase the Group guarantees completion of the work in order to have finished buildings for sale in the market. In order to achieve this, each project is individually analyzed to develop the most effective series of measures such as structuring of payment to suppliers that guarantee completion of the work, establishing specific calendars, etc).

Analysis of restructuring the exposure is carried out with the joint participation of the risk and recovery areas, anticipating non-payment, with criteria centered on providing projects with a payments structure that causes the work to be completed. These transactions are authorized on a centralized basis by expert teams who ensure that the strictest criteria are applied in accordance with our prudent risk management. Possible losses are recognized when identified classifying the positions without waiting for non-payment according to the regulation established by the Bank of Spain and accounting for the corresponding provision that covers the expected loss of these positions.
Real estate assets on the balance sheet are managed by companies specialized in selling property (Altamira Santander Real Estate and Promodomus). Sales are conducted at reduced prices in line with the market’s situation.
d. Real estate acquired and foreclosed
One of the mechanisms used in Spain to manage risk efficiently is the purchase and foreclosure of real estate assets. The net balance of these assets at the end of 2010 was €5,195 million (gross amount of €7,509 million), with coverage of 31% that was above the minimum required by the Bank of Spain and in line with the Group’s usual criteria of prudence.
We view acquisitions as an efficient tool for resolving unpaid loans as opposed to initiating legal proceedings for the following reasons:
• The immediate availability of these assets as against the greater duration of legal processes.
• Cost savings.
• It facilitates the viability of companies as liquidity is injected into their activity.
• Reduction in the possible loss of value in the loans of these clients.
• Reduction in the exposure and of the expected loss.

The table below sets out the situation at the end of 2010 regarding acquired and foreclosed properties by the main businesses in Spain:
SPAIN: PROPERTIES ACQUIRED AND FORECLOSED
Million euros

	Gross amount	Allowance	Net amount
Finished buildings	3,098	25%	2,339
Buildings under construction	564	25%	425
Developed land	2,307	35%	1,506
Land that can be developed	1,308	40%	787
Other land	232	40%	138

Total	7,509	31%	5,195

The stock of this portfolio was 44% lower in 2010 than in 2009, due to the combination of lower gross entries of acquired properties (-20%) and a significant increase in sales (+31%). The property assets are managed by companies specialized in sales and aided by the structure of the commercial network which enables the assets to be placed in the market with acceptable levels of losses.
SPAIN: PROPERTIES ACQUIRED AND FORECLOSED
Billion euros

	2010	2009
Gross entries	2.1	2.5	-20%
Sales	1.1	0.8	31%
Difference	1.0	1.7	-44%
Of the total amount, 41% are completed buildings available for sale and of the total land assets 95% is developed or can be developed with an appropriate coverage level of 37%.
e. Restructuring and Payment Agreements
Restructuring
Restructuring is one of the Group’s management tools used to adjust the maturity structures of principal and interest payments to correspond to the new payment capacity of customers, who may have difficulties meeting their payment obligations.
The Risk Department and the Global Area of Recoveries in coordination with the Business Areas carry out centralized actions for identifying those customers who could be restructured. Payment capacity is a central factor to be analyzed, given that the purpose of the restructuring is that the customer should once again be able to pay his/her debts. Factors considered are frequent late payments, non-payment and reduced income levels which would indicate that the customer might require a change in their loan terms due to changes in their economic situation. Restructuring is focused on customers with low capacity to meet current payment obligations and willingness to pay. In these cases, the deterioration in their payment capacity can be mitigated through modifications in the initial loan terms by adjusting the periodic payment requirements to match their current payment capacity. Once again, the Risk Department in coordination with the Global Area of Recoveries will monitor and approve the loan terms’ modification.
Among restructured transactions are included renegotiations (or renewed transactions), which are offered to clients in normal (non-doubtful) situations who, due to a change in their economic situation, suffer an eventual deterioration in their payment capacity and whose payment schedule is modified. This contingency can be solved by adapting the existing customer’s debt terms to the new capacity, facilitating compliance with the payment obligation. Once the conditions have been modified, the client will likely meet the payment of his installments without any problem and in a prompt and timely manner. At December 31, 2010, less than 10% of the outstanding risk of all clients whose payment schedule had been renegotiated was classified as doubtful.
Refinancing, in a strict sense, refers to transactions classified as doubtful, due to non payment or other situations.
At Grupo Santander, these transactions are restricted, on the basis of rigorous and selective criteria, to:
•	Viable transactions;
•	Transactions where the customer intends to pay;

•	Transactions which improve the Bank’s position in terms of expected loss; and
•	Transactions where the restructuring does not discourage additional effort by the customer.
We have defined the Corporate Policy of Restructurings in order to ensure homogeneous and rigorous application of these criteria within the various units. The general principles are as follows:
•	The customer’s risk is assessed overall, irrespective of the situation of each individual contract, and all the risks are provided with the highest possible level of guarantees.
•	As a general rule, the risk with the customer is not increased.
•	All the alternatives to the restructuring and its effects are evaluated, ensuring that the results are better than what might have been obtained if nothing was done.
•	Particular attention is paid to collateral and the possible future evolution of its value.
•	The restructured transactions are placed under special watch.
Our Corporate Policy permits various types of loan restructuring options based on the analysis of the deterioration in payment capacity and the characteristics of pre-existing risk, such as:
•	when there is a slight and prolonged deterioration in payment capacity:
o	extending the period: customers installment is reduced by lengthening the period of the transaction

o
final bullet (balloon payment): reduces installment by postponing part of the principal, which is paid together with the last payment. This alternative will be considered when the transaction is collateralized (e.g.: mortgages).

•	when there is a severe but transitory deterioration in payment capacity:
o	adjustment to short term: a grace period shall be applied on the principal during a reduced period, until the customer recovers its original payment capacity.
These options can be implemented individually or in combination depending on the customer risk characteristics.
Refinancing of transactions classified as doubtful does not refer to the release of provisions or the classification of these loans as normal, unless:
•	They meet the criteria in the regulations based on Bank of Spain circulars (payment of ordinary interest pending and new effective guarantees or reasonable certainty of payment capacity).
•
They fulfill the conditions which under prudent criteria are set out in the Group’s Corporate Policy which establish the following calendar of payments that a borrower must make on the refinanced loans before we return the loan to accrual status:

Cure Period
	< 2 years	2-5 years	> 5 years
With collateral		3 installments
Without collateral	3 installments	9 installments	12 installments

According to our Corporate Policy, the restructuring should not have an influence on the allocation of provisions to a certain transaction. If the contract proceeds from a doubtful loan situation to a non-doubtful position, the provision, which might have been allocated, shall be maintained.
As at December 31, 2010, the refinanced debt of the whole Group amounted to €5,956 million, less than 1% of our portfolio. Of them, €3,688 million (61.9%) were standardized clients and €2,268 million (38.1%) non-standardized clients.
At the end of 2010, a high percentage of these credits (approximately 60%) are meeting their payment obligations and are not classified as doubtful due to customer arrears. Approximately 15% are still classified as doubtful, although the client is meeting its payment obligations, as the borrower has not yet fulfilled the “cure period” explained above.
The distribution of our refinanced debt by the most representative geographic segments where we operate is shown in the table below:
(Millions of euros)

	Spain (*)	Portugal	UK	Brazil	Latin America	Sovereign	Total
Individuals	677	653	511	774	356	295	3,266
SME	286	71	17	479	60	—	913
Entities	1,401	—	229	—	91	56	1,777

TOTAL	2,364	724	757	1,253	507	351	5,956

(*)	Including Santander Retail Banking, Banesto and Santander Consumer Finance
The breakdown among Latin American countries (excluding Brazil) is shown in the table below:
(Millions of euros)

	Argentina	Colombia	Chile	Mexico	Puerto Rico	Total
Individuals	66	3	236	3	48	356
SME	4	1	33	4	18	60
Entities	2	2	—	76	11	91

TOTAL	72	6	269	83	77	507

The distribution for the segment of individuals and for the most relevant units according to the type of product is as follows:
(Millions of euros)

	Santander Retail
	Banking	Portugal	UK	Sovereign	Chile
Individuals	479	653	511	295	236
Mortgages	373	513	496	295	8
Consumer	105	26	10	—	219
Others	1	6	5	—	9
Credit cards	—	108	—	—	—
Payment Agreements
The above criteria are primarily aimed at situations of low impact on the customer’s payment capacity, which are estimated to be of medium/long duration. The most severe cases (the forgiveness of any part of principal or interest and/or the existence of delays in payment in excess of 180 days) are not eligible for loan restructuring and other solutions (“payment agreements”) to recover the appropriate amount must be sought. Our Risk Department evaluates on a case-by-case basis such situations to find the best solution.

Loans under “payment agreements” are maintained as non-accrual until they are totally covered. Allowances for loan losses provisions shall be maintained or increased if the term of the payment agreement requires it.
In addition, these portfolios are closely monitored by our risk management teams, the various supervisory authorities to whom the Group is subject and our internal audit division.
Analysis of the UK’s mortgage portfolio
As well as the risk portfolio in Spain, of note in standardized risks and because of its importance in Grupo Santander’s total lending is the UK mortgage portfolio.
This portfolio consists of first time buyer mortgages for properties in the UK, as there are no transactions that entail second or successive charges on mortgaged real estate. Most of the credit exposure is concentrated in greater London, where housing prices have been more stable even during the period of economic downturn.
Authorized valuers assess all properties before each transaction is approved, in accordance with the principles established by the Group for our risk management and in line with the methodology defined by the Royal institution of chartered Surveyors.
The portfolio performed favorably during 2010. Its nonperforming loan ratio at the end of the year was 1.41% compared to 1.52% in 2009 — the result of monitoring and constant control as well as strict lending policies, which include, among other measures, maximum loan to value (LTV) criteria in relation to properties in guarantee. On the basis of these policies, no mortgages have been granted since 2009 with LTVs of more than 100% and only 0.1% of those granted during this period have an LTV of more than 90%. The average LTV is 51%.
There is no risk appetite for subprime mortgages. The credit risk policies in force explicitly prohibit this type of loan and establish demanding requirements for credit quality, both regarding the transactions and customers. Buy-to-let loans with a higher risk profile account for only 1% of the total portfolio.

The following charts show the structure in LTV terms for the whole portfolio of residential mortgages and the distribution in terms of the income multiple:
UNITED KINGDOM: PORTFOLIO OF RESIDENTIAL MORTGAGES
Million euros

	December 2010
	Portfolio	% of loans

Residential mortgages	192,590	78.6
First home buyer	34,666	14.2
Mover	75,110	30.7
Remortgage	82,814	33.8
First Time Buyer: customers who buy a home for the first time.
Mover: customers who change home with or without changing the bank that granted the mortgage.
Remortgage: customers who transfer their mortgage from another bank.
An additional indicator of the portfolio’s good performance is the low volume of properties that have been repossessed, which at the end of 2010 amounted to €143 million (a mere 0.07% of the total mortgage exposure). The efficient management of these cases and the existence of a dynamic market for this type of property, which enables sales to take place in a short period, contribute to the good results obtained.
E. Control function
The management process is also aided during the various phases of the risk cycle by the control function. This provides a global vision of our portfolio of loans with the sufficient level of detail, enabling the current risk position and its evolution to be assessed.
The objective of the control model is to assess the risk of solvency in order to detect areas requiring attention and propose measures that tend to correct eventual deterioration. It is therefore vital that the control activity includes an analysis component that facilitates early detection of problems and the subsequent recommendations of action plans.

The evolution of risk with regard to budgets, limits and standards of reference is constantly and systematically controlled and the impact assessed in the face of future situations, both exogenous and arising from strategic decisions, in order to establish measures that put the profile and volume of the portfolio of risks within the parameters set by the Group.
The control function is conducted by assessing risks from various perspectives and establishing as the main elements control by countries, business areas, management models, products and processes. This facilitates the detection of focuses of specific attention for decision-making.
One of the focuses in 2010 was to strengthen the vision of various units from a local control standpoint, deepening their understanding of business, legislation, strategy, local regulations and evolution of their portfolios. The homogeneity of the control model was consolidated setting standards for the flow of information, analysis by portfolios and monitoring of the main management metrics, which enable the risk of each business segment to be constantly assessed.
In 2006, under the corporate framework established in the Group for complying with the Sarbanes-Oxley Act, a tool was created in our intranet to document and certify all sub processes, operational risks and controls that mitigate them. The risk division, as part of the Group, evaluates every year the efficiency of internal control of its activities.
Analysis of scenarios
As part of our continuous monitoring and control, we conduct simulations of our portfolio using adverse scenarios and stress tests in order to assess our solvency in the face of certain situations in the future. These simulations cover all our most relevant portfolios and are done systematically using a corporate methodology which:
• Determines the sensitivity of risk factors (PD, LGD) to certain macroeconomic variables.
• Defines reference scenarios (at the global level as well as for each of our units).
• Identifies rupture scenarios (levels as of which the sensitivity of risk factors to macroeconomic variables is more accentuated) and the distance of these scenarios from the current situation and the reference scenarios.
• Estimates the expected loss of each scenario and the evolution of the risk profile of each portfolio to movements in certain macroeconomic variables.
The simulation models use the data of a complete economic cycle to measure the performance of risk factors in the face of changes in macroeconomic variables.
In the wholesale sphere, as they are low default portfolios, there is insufficient data on defaults to conduct this measurement and expert criteria are used.
The scenarios take into account the vision of each unit as well as the global vision. The macroeconomic variables include:
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
EU Stress test exercises
In order to increase the confidence in European banks and raise the degree of transparency and standardization in the financial information supplied to the market, the committee of European Banking Supervisors (CEBS) published the results of the stress tests conducted during the first half of 2009 on 91 banking groups accounting for at least 50% of the domestic banking system of 20 European countries.
Carried out in coordination with the European Central Bank and the European Commission, as designers of the scenarios, and countries’ banking authorities, as those responsible for conducting the analysis, the stress tests of CEBS analyzed the level of capital the banks would reach in 2011 and their evolution compared to the end of 2009 (the starting point) in two types of scenarios: benchmark and adverse circumstances, including the impact of sovereign debt shocks.
STRESS TEST RESULTS
Million euros

	Benchmark	Adverse
	scenario	scenario

Net operating income 2010-2011	49,196	43,599
Provisions at December 2009	20,779	20,779
Total	69,975	64,378
Gross deterioration 2010-2011	(40,856)	(50,288)
Taxes	(6,701)	(3,114)
Net surplus stress test	22,419	10,976
Dividends, generic provisions not used and others	(14,555)	(8,730)
Change in Tier 1 capital	7,864	2,246
Risk assets	579,621	585,346
Tier 1	11,0%	10,0%
Source: Bank of Spain
In our case, the stress tests showed the strength and validity of our business model. Even in the most adverse scenario, we are projected to be able to generate profits, distribute dividends and continue to generate capital, keeping our Tier 1 capital ratio intact at 10.0% (surplus of €23,131 million over the 6% benchmark ratio).
On the basis of the like-for-like information supplied by CEBS, we are the European bank that would generate the highest profits before tax, and our return on risk assets and on Tier 1 capital would be the best of the 25 largest banks analyzed.
F. Recovery activity
Recovery management in 2010 continued to be a strategic element in the Bank’s risk management.
In order to carry out this function, which is essentially a business activity, we have a corporate model of management which sets the guidelines and general rules to be applied in the countries where we operate with the necessary adjustments on the basis of local business models and the economic situation of the respective environments.
This corporate model basically establishes procedures and management circuits on the basis of customers’ features, making a distinction between massive level management with the use of multiple channels and a more personalized management with specific managers assigned.

As a result of this segmentation in management, various mechanisms were established to ensure recovery management of customers in non-payment situations from the earliest phases to the writing-off of the debt. The recovery activity begins the very first day of non-payment of the loan and ends when the loan has been paid or reclassified. Preventative management is conducted in some segments before a non-payment situation arises.
Recovery activity, understood as an integral business, is supported by constant reviewing of the management processes and methodology. It is backed by our capacities with the participation and cooperation of other areas (commercial, resources, technology, human resources) as well as the development of technology solutions to improve effectiveness and efficiency.
We also greatly value the development of talent. We have a practical and hands-on training plan which deepens knowledge and facilitates the exchange of ideas and best practices, while always integrating recovery activity into our ordinary and commercial activity.
During 2010, all of these actions to ensure an efficient recovery process enabled us to improve the ratios for the recovery of nonperforming loans and prevent the approval of new ones. There was a notable reduction in net entries — a trend observed in most of our business units.
The results for the recovery of written-off assets were also good in 2010, as we focused both on working with customers in situations of non-payment and on actively managing portfolios. All of this made a greater degree of recovery in this line of activity possible.
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
At December 31, 2010, there was only one economic group that exceeded 10% of shareholders’ funds: a Spanish multinational with an internal rating equivalent to A-. It represented 11.09% of eligible equity. After applying risk mitigation techniques and the rules for large risks, the percentage was decreased to 9.28% of eligible equity.
At December 31, 2010, the 20 largest economic and financial groups, excluding AAA governments and sovereign securities denominated in local currency, represented 6.0% of the outstanding credit risk of our clients (lending plus guarantees).

The distribution of the portfolio of companies by sectors is adequately diversified. The chart below shows the distribution of the credit exposure in our main units.
Our risk division works closely with the financial division to actively manage credit portfolios. Its activities include reducing the concentration of exposures through various techniques such as using credit derivatives and securitization to optimize the risk-return relation of the whole portfolio.
B. Credit risk by activities in financial markets
This section covers credit risk generated in treasury activities with clients, mainly credit institutions. This is developed through financing products in the money market with different financial institutions, as well as derivatives to provide service to our clients.
Risk is controlled through an integrated system and in real time which enables us to know at any moment the exposure limit available with any counterparty, in any product and maturity and in all of our units.
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
The total exposure to credit risk from activities in the financial markets was 63.2% with credit institutions. By product type, the exposure to derivatives was 52.3%, mainly products without options, and 47.7% to liquidity products and traditional financing.
Derivative transactions are concentrated in high credit quality counterparties; 62.8% of risk with counterparties has a rating equal to or more than A-. The total exposure in 2010 in terms of equivalent credit risk amounted to €46,893 million.

OTC DERIVATIVES DISTRIBUTION BY NET REPLACEMENT VALUE AND EQUIVALENT CREDIT RISK
Million euros at December 31, 2010

	Total ECR			Total net replacement value
	Trading	Hedging	Total	Trading	Hedging	Total

CDS protection acquired	663	134	798	178	210	388
CDS protection sold	55	2	57	(325)	(33)	(358)
TRS total return swap	0	0	0	0	0	0
CDS options	0	0	0	0	0	0

Total credit derivatives	718	137	855	(147)	177	30

Equity forwards	0	142	143	0	(286)	(286)
Equity options	522	1,013	1,535	(203)	(362)	(564)
Equity swaps	0	513	513	0	165	165
Equity spot	0	0	0	0	0	0

Total equity derivatives	522	1,669	2,191	(203)	(483)	(685)

Fixed-income forwards	56	38	94	30	1	31
Fixed-income options	0	1	1	0	0	0
Fixed-income spot	0	0	0	0	0	0

Total fixed income derivatives	56	39	95	30	1	31

Asset swaps	1,686	2,600	4,286	(1,688)	389	(1,299)
Exchange-rate options	304	140	443	(74)	(303)	(377)
Exchange-rate swaps	4,353	12,045	16,398	603	1,805	2,408
Other exchange-rate derivatives	5	6	11	1	1	2

Total exchange rates	6,348	14,791	21,139	(1,159)	1,893	734

Asset swaps	0	293	293	0	(52)	(52)
Call money swaps	371	20	391	(86)	(8)	(94)
IRS	14,935	10,439	25,375	1,008	3,170	4,178
Forward interest rates	1	4	4	0	(11)	(11)
Other interest-rate derivatives	916	1,423	2,339	643	(1,914)	(1,271)
Interest rate structures	338	493	831	222	(256)	(34)

Total interest-rate derivatives	16,561	12,673	29,234	1,787	929	2,717

Commodities	239	13	252	164	11	175

Total commodity derivatives	239	13	252	164	11	175

Total otc derivatives	24,444	29,322	53,766	473	2,529	3,002

Collateral	0	(6,873)	(6,873)

Total	24,444	22,449	46,893

NOTIONAL OTC DERIVATIVE PRODUCTS BY MATURITY
Million euros

	1 year			1-5 years			5-10 years			over 10 years			Total REC
	T	H	Total	T	H	Total	T	H	Total	T	H	Total	T	H	Total

CDS protection acquired	4	5	9	66	15	81	16	56	72	577	58	636	663	134	798
CDS protection sold	5	2	7	40	0	40	10	0	10	0	0	0	55	2	57
TRS total return swap	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
CDS options	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0

Total credit derivatives	9	7	16	105	15	120	26	56	82	578	59	636	718	137	855

Equity forwards	0	142	143	0	0	0	0	0	0	0	0	0	0	142	143
Equity options	168	564	732	346	382	728	8	62	70	0	5	5	522	1,013	1,535
Equity swaps	0	163	163	0	301	301	0	3	3	0	47	47	0	513	513
Equity spot	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0

Total equity derivatives	168	869	1,038	346	683	1,029	8	65	72	0	52	52	522	1,669	2,191

Fixed-income forwards	56	38	94	0	0	0	0	0	0	0	0	0	56	38	94
Fixed-income options	0	0	0	0	1	1	0	0	0	0	0	0	0	1	1
Fixed-income spot	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0

Total fixed income derivatives	56	38	94	0	1	1	0	0	0	0	0	0	56	39	95

Asset swaps	1,121	2,234	3,356	491	284	775	26	79	105	48	2	50	1,686	2,600	4,286
Exchange-rate options	222	130	352	81	10	91	1	0	1	0	0	0	304	140	443
Exchange-rate swaps	1,539	2,142	3,681	1,649	5,649	7,297	1,163	1,925	3,088	2	2,329	2,331	4,353	12,045	16,398
Other exchange-rate derivatives	5	6	11	0	0	1	0	0	0	0	0	0	5	6	11

Total exchange rates	2,887	4,512	7,399	2,221	5,943	8,164	1,190	2,004	3,194	51	2,331	2,382	6,348	14,791	21,139

Asset swaps	0	1	1	0	27	27	0	48	48	0	217	217	0	293	293
Call money swaps	138	18	157	223	2	225	5	0	5	5	0	5	371	20	391
IRS	374	729	1,104	3,135	3,418	6,552	3,986	2,714	6,699	7,440	3,579	11,019	14,935	10,439	25,375
Forward interest rates	1	4	4	0	0	0	0	0	0	0	0	0	1	4	4
Other interest-rate derivatives	2	197	199	41	451	492	107	384	491	766	391	1,157	916	1,423	2,339
Interest rate structures	33	93	126	213	173	386	48	51	99	44	176	220	338	493	831

Total interest-rate derivatives	549	1,042	1,591	3,612	4,071	7,683	4,145	3,197	7,342	8,256	4,363	12,619	16,561	12,673	29,234

Commodities	108	0	108	119	13	132	12	0	12	0	0	0	239	13	252

Total commodity derivatives	108	0	108	119	13	132	12	0	12	0	0	0	239	13	252

Total otc derivatives	3,777	6,469	10,246	6,403	10,726	17,129	5,380	5,322	10,703	8,884	6,805	15,689	24,444	29,322	53,766

Collateral													0	-6,873	-6,873

Total													24,444	22,449	46,893

H = Hedging

T = Trading
DISTRIBUTION OF RISK IN OTC DERIVATIVES
BY TYPE OF COUNTERPARTY

Rating	%
AAA	11.6
AA	9.7
A	41.5
BBB	21.3
BB	13.3
B	1.6
Rest	0.9

The distribution of risk in derivatives by type of counterparty is 41% with banks, 34% with large companies and 10% with SMEs. As regards the geographic distribution of risk, 18% is with Spanish counterparties, 20% with UK counterparties (mainly transactions by Santander UK), 29% among the rest of areas of Europe, 9% in the US and 16% in Latin America.
Activity in credit derivatives
We use credit derivatives to cover loans, customer business in financial markets and, to a lesser extent, within trading transactions. The volume of this activity is small compared to that of our peers and, moreover, is subject to a solid environment of internal controls and minimizing operational risk.

The risk of these activities is controlled via a broad series of limits such as VaR, nominal by rating, sensitivity to the spread by rating and name, sensitivity to the rate of recovery and to correlation. Jump-to-default limits are also set by individual name, geographic area, sector and liquidity.
At December 31, 2010, for our trading activity, the sensitivity of lending to increases in spreads of one basis point was minus €1.5 million, and the average VaR during the year was €17.2 million. The latter was higher than in 2009 because of the greater volatility of credit spreads in the market.
In notional terms, the position in CDS incorporates €89.127 million of acquired protection and €79.764 million of sold protection.
C. Country risk
Country risk is a credit risk component in all cross-border credit transactions for circumstances different to the usual commercial risk. its main elements are sovereign risk, the risk of transfer and other risks which could affect international financial activity (wars, natural disasters, balance of payments crisis, etc).
The exposure susceptible to country-risk provisions at the end of 2010 was €435 million, of which €37 million corresponded to intragroup transactions. At the end of 2009, the total country risk in need of provisions was €444 million. Total provisions in 2010 stood at €69 million compared with €65 million in 2009.
Country risk management principles continued to follow very prudent criteria. Risk is assumed very selectively in transactions that are clearly profitable for the Group and which enhance the global customer relation.
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
At December 31, 2010, Europe accounted for 56.1% of sovereign risk, Latin America 37.7%, the US 5.1% and others 1%. Of note in Europe were the UK (27.2%) and Spain (21.2%) and in Latin America Brazil (27.1%) and Mexico (6.0%). As for those countries on the periphery of Europe, the percentages of total risk are low: Portugal (2.4%), Italy (0.3%), Ireland (0.2%) and Greece (0.1%).
Latin America’s exposure to sovereign risk mainly comes from the obligations to which subsidiary banks are subject for constituting certain deposits in the corresponding central banks as well as from fixed-income portfolios maintained as part of the structural interest rate risk management strategy. These exposures are in local currency and are financed by locally captured customer deposits, also denominated in local currency. The exposures to sovereign risk of Latin American issuers denominated in currencies other than the official one of the country of issue amounted to €1,812 million (2.7% of total sovereign risk with Latin American issuers).
E. Environmental risk
Analysis of the environmental risk of credit transactions is one of the main aspects of the strategic plan of corporate social responsibility. It revolves around the following two large points:
• Equator principles: this is an initiative of the World Bank’s International Financial Corporation. It is an international standard for analyzing the social and environmental impact of project finance transactions. The assumption of these principles represents a commitment to evaluating, on the basis of sequential methodology, the social and environmental risks of the projects financed.
– For transactions with an amount equal to or more than US$10 million, an initial questionnaire of a generic nature is filled out to establish the project’s risk in the socioenvironmental sphere (according to categories A, B and C, of greater to lower risk, respectively) and the transaction’s degree of compliance with the Equator Principles.

– For those projects classified within the categories of greater risk (categories A and B), a more detailed questionnaire has to be filled out adapted to the sector of activity.
– Based on the category and location of the projects, a social and environmental audit is carried out (by independent external auditors). Specific questionnaires have been developed for those sectors where the Bank is most active. The Bank also gives training courses in social and environmental matters to risk teams as well as to those responsible for business.
• VIDA tool: used since 2004, its main purpose is to assess the environmental risk of corporate clients, both current and potential, through a system that classifies in seven categories each of the companies on the basis of the environmental risk contracted. In 2010, 41,306 companies were assessed by this tool in Spain.

Part 5. Operational risk
Definition and objectives
We define operational risk (OR) as the risk of losses from defects or failures in its internal processes, employees or systems, or those arising from unforeseen circumstances. They are, in general, purely operational events, which makes them different from market or credit risks, although they also include external risks, such as natural disasters.
The objective in control and management of operational risk is to identify, measure/valuate, control/mitigate and monitor this risk.
Our priority is to identify and eliminate risk focuses, regardless of whether they produce losses or not. Measurement also helps to establish priorities in management of operational risk.
We opted, from the beginning, to use the standard method for calculating regulatory capital by operational risk, envisaged in the BIS II rules. We are weighing up the best moment to adopt the focus of advanced models (AMs), bearing in mind that a) the short-term priority in management of operational risk centers on its mitigation; and b) most of the regulatory requirements established for being able to adopt the AMs must be incorporated into the standard model (already achieved in the case of our operational risk management model).
Management model
The organizational model for controlling and managing risks is the result of adapting to the new BIS II environment, which establishes three levels of control:
• First level: control functions conducted by our units.
• Second level: functions carried out by the corporate areas.
• Third level: integral control functions by the risk division integral control area and internal validation of risk.
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
• Defining and implementing systems that enable operational risk exposures to be watched over and controlled and integrated into our daily management, taking advantage of existing technology and seeking the maximum computerization of applications.
• Defining and documenting operational risk management policies, and introduce methodologies for managing this risk in accordance with regulations and best practices.
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

Implementing the model: global initiatives and results
The main functions, activities and global initiatives are to:
• Define and implement the framework for corporate management of technological and operational risk management.
• Designate coordinators and create operational risk departments.
• Training and interchange of experiences: continuation of best practices within the Group.
• Foster mitigation plans: ensure implementation of corrective measures as well as ongoing projects.
• Ensure effective management of operational and technological risk.
• Supply adequate information on this type of risk.
The corporate function strengthens management of technological risk, including the following aspects, among others:
• The security of the information systems.
• The contingency and business continuity plans.
• Management of risk associated with the use of technologies (development and maintenance of applications, design, implementation and maintenance of technology platforms, output of computer processes, etc).
Almost all our units have been incorporated to the model with a high degree of uniformity. However, due to the different pace of implementation, phases, schedules and the historical depth of the respective data bases, the degree of progress varies from country to country.
On a general basis:
• Data bases of operational incidents that are classified are received every month. The capturing of events related to operational risk are not truncated (i.e. without exclusions for reasons of amount and with both the accounting impact —including positive effects— as well as the non-accounting impact).
• Self-assessment questionnaires filled out by almost all our units are received and analyzed.
• A corporate system of operational risk indicators is in place. It is in continuous evolution and coordination with the internal control area.
• The main and most frequent events are identified and analyzed, and mitigation measures taken which, in significant cases, are disseminated to our other units as a best practices guide.
• Processes are conducted to reconcile data bases with accounting data.

By consolidating the total information received, our operational risk profile is reflected in the following chart:
We exercise and control technological and operational risk via our governance bodies. The various areas of local resources hold meetings of monitoring committees with the corporate areas every month. In 2010, our management committee included treatment of relevant aspects in the management and mitigation of operational risk on a regular basis.
This management also led to a reduction in the gross loss, which was around 3% on a like-for-like basis.
In general, all our units continued to improve aspects related to management of operational risk as can be confirmed during the annual review carried out by internal auditing.
We, via approval in the risk committee, formalize every year the operational risk profiles and limits. A risk appetite is also established which must be in low and medium-low profiles on the basis of the measurement of various ratios. Limits are set by country and for the Group on the basis of the gross loss/gross income ratio.
In addition, our units conduct self-evaluation risk exercises in terms of frequency and severity. This enables limits to be set for the following year on the basis of the distribution and modeling of expected loss/unexpected.
Analysis and monitoring of controls in market transactions
The complexity of financial instruments makes it necessary for us to continuously strengthen operating control of our activity, enhancing the very demanding and conservative risk and operating principles that we have been regularly applying.
Over and above regular tracking of all aspects regarding operating control, all of our units paid more attention to the following aspects, so that the review is validated every month by each unit’s management committee. Of note are the following:
• Review of the valuation models and in general the valuation of portfolios.
• Capturing processes and independent validation of prices.
• Appropriate confirmation of transactions with counterparties.
• Reviewing cancellations/modifications of transactions.
• Reviewing and monitoring the effectiveness of guarantees, collateral and mitigation of risk.

Corporate information
The corporate area of control of technological and operational risk has a system for integral management of operational risk information, which every quarter consolidates the information available from each country/unit in the operational risk sphere and gives a global vision with the following features:
• Two levels of information: one corporate and one individualized for each country/unit.
• Dissemination of the best practices among countries/units of Grupo Santander, obtained from the combined study of the results of qualitative and quantitative analysis of operational risk.
Information is also prepared on the following aspects:
• Grupo Santander’s management model for operational risk
• Human resources and perimeter of action
• Analysis of the data base of errors and events
• Operational risk cost and accounting conciliation
• Self-assessment questionnaires
• Indicators
• Mitigating measures/asset management
• Contingency plans
• Regulatory framework: BIS II
• Insurance
This information acts as the basis for meeting the needs of reporting to the board’s risk committee, senior management, regulators, rating agencies, etc.
Insurance in the management of operational risk
We regard insurance as a key element in management of operational risk. The area responsible for operational risk has been closely cooperating with our insurance area since 2004 in all those activities that entail improvements in both areas. For example:
• Cooperation in the exposure of our operational risk control and management model to insurance and reinsurance companies.
• Analysis and monitoring of recommendations and suggestions to improve operational risks made by insurance companies via prior audits conducted by specialized companies as well as their subsequent implementation.
• Exchange of information generated in both areas in order to improve the quality of the data bases of errors and the perimeter of coverage of the insurance policies for the various operational risks.
• Close cooperation between local operational risk executives and local coordinators of insurance to strengthen mitigation of operational risk.
• Regular meetings on specific activities, states of situation and projects in both areas.
• Active participation of both areas in global sourcing of insurance, our maximum technical body for defining coverage strategies and contracting insurance.

Part 6. Reputational risk
We define reputational risk as that linked to the perception of the Bank by its various stakeholders, both internal and external, of its activity, and which could have an adverse impact on results, capital or business development expectations. This risk relates to juridical, economic-financial, ethical, social and environmental aspects, among others.
Various of our governance structures are involved in reputational risk management, depending on where the risk comes from. The audit and compliance committee helps the board to supervise compliance with our code of conduct in the securities markets, the manuals and the procedures to prevent money-laundering and, in general, the Bank’s rules of governance and compliance. It formulates the proposals needed for their improvement.
Management of reputational risk which might arise from an inadequate sale of products or an incorrect provision of services by the Group is mainly conducted by the following bodies and procedures:
The risk committee
This committee is the board’s responsibility, as part of its supervisory function. It defines our risk policy.
As the maximum body responsible for global management of risk and of all types of banking transactions, the committee assesses, with the support of the division of the secretary general, reputational risk in its sphere of activity and decisions.
Corporate marketing committee
This committee, our highest decisions making body for approving and monitoring products and services, is chaired by our secretary general. Representatives of the divisions of risk, financial management, technology and operations, general secretariat, financial accounting and control, internal auditing, retail banking, Santander global Banking & Markets, private banking, asset management and insurance are also involved.
The committee pays particular attention to adjusting the product or service to the framework where it is going to be sold and especially to ensuring that:
• Each product or service is sold by someone who knows how to sell it.
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
Marketing committees are created at the local level channeling to the corporate committee of marketing new product approval proposals, after issuing a favorable opinion, and approving products that are not new and marketing campaigns. In the respective approval processes, the marketing committees operate with a focus on risk.
The corporate marketing committee (CMC) held 21 meetings in 2010 and the local committee of marketing (LCM) of retail banking Spain met 10 times, analyzing a total of 237 products/services (197 were new products/services submitted to the CMC and 40 were approved by the LCM as they were not new products/services that fitted into those previously authorized by the CMC).

Of the 197 products/services submitted to the CMC, the number per country/unit and their share of the total was as follows: Spain 113 (57.4%); Chile: 15 (7.6%); Portugal: 14 (7.1%); Mexico: 12 (6.1%); UK: 11 (5.6%); Brazil: 11 (5.6%); US: 9 (4.6%); Argentina: 4 (2%); Colombia: 2 (1%); Puerto Rico: 2 (1%); Italy: 2 (1%); Peru: 1 (0.5%); and Uruguay: 1 (0.5%).
Global consulting committee
The global consulting committee (GCC) is the advisory body for the corporate marketing committee and is comprised of the representatives of areas that contribute to the vision of regulatory and market risks. This committee meets every quarter and can recommend the review of products affected by regulatory changes, deterioration of solvency (country, sectors and companies) or by changes in the Group’s vision of markets in the medium and long term.
Corporate office of reputational risk management
Integrated in the corporate area of compliance and reputational risk, within the division of the general secretariat, this office provides the corresponding bodies of governance with the necessary information to:
1. adequately analyze the risk to be approved with a two pronged purpose: impact on the Bank and on the customer.
2. monitor products throughout their life cycle.
During 2010, 52 products or services that are not considered to be new were presented to the corporate office for its approval. The office also responded to requests for 110 consultations from various areas and countries. The products approved by the office are successive issues of products previously approved by the corporate marketing committee or the local committee of marketing of retail banking Spain.
Manual of Procedures for the Sale of Financial Products
The manual, which has been used by Banco Santander since 2004 for the retail marketing of financial products in Spain, covers investment services for financial products including securities and other fixed-income or equity instruments, money market instruments, participations in collective investment institutions, savings and investment insurance, traded derivatives and OTC and atypical financial contracts. The corporate committee of marketing can also include other instruments in the sphere of the manual of procedures, as has been the case with structured deposits, savings insurance or investment and pension plans.
In 2010, 90 products/services subject to the manual were submitted for approval.

Part 7. Adjustment to the new regulatory framework
During 2010, we participated in impact studies promoted by the Basel committee and CEBS, and coordinated at the local level by the Bank of Spain to calibrate the new regulations denominated Basel III, the implementation of which involves establishing new standards for capital and liquidity with stricter criteria and standardized at the international level.
We have very solid capital ratios, adjusted to the business model and to its risk profile that put us in a comfortable position to meet Basel III. The impact analysis shows no significant effects on our high solvency ratios, which benefit from a considerable organic capital generation capacity. The new capital regulations will be gradually implemented between 2013 and 2019.
We have proposed adopting, during the next few years, the advanced internal ratings based (AIRB) models of Basel II for almost all our banks (covering more than 90% of net exposure of the credit portfolio under these models). Meeting this objective in the short term will also be conditioned by the acquisition of new entities as well as by the need of coordination among supervisors of the validation processes of internal models. We operate in countries where the legal framework between supervisors is the same as in Europe via the capital directive. However, in other areas, the same process is subject to the collaboration framework between the supervisor in the home country and that in the host country with different legislations, which, in practice, means adapting to different criteria and calendars in order to attain authorization for the use of advanced models on a consolidated basis.
With this objective, we continued in 2010 to gradually install the necessary technological platforms and methodological developments which will make it possible to progressively apply advanced internal models for calculating regulatory capital in the rest of our units. At the moment, we have the supervisory authorization to use advanced models for calculating the regulatory capital requirements by credit risk for the Parent bank and the main subsidiaries in Spain, the UK and Portugal (close to two-thirds of its total exposure at the end of 2010). The strategy of implementing Basel II in the Group is focused on achieving use of advanced models in the main institutions in the Americas and consumer banking in Europe.
As regards the rest of risks explicitly envisaged in Pillar 1 of Basel, we have authorization to use our internal model for the trading activity of Madrid treasury. During 2010 we obtained authorization for the units in Chile and Portugal thus continuing the gradual implementation of the rest of the units presented to the Bank of Spain.
In operational risk, we believe that development of the internal model should be largely based on the accumulated experience of the entity via the corporate guidelines and criteria established after assuming their control. We have made many acquisitions in the last few years that make necessary a longer period of maturity to develop the internal model based on its management experience of the various entities. However, although for the time being we have decided to adhere to the standard approach for calculating regulatory capital, we envisage the possibility of adopting the advanced management approach (AMA) once we have gathered sufficient information on the basis of our own management model in order to develop maximum virtues that characterize the Group.
In Pillar II, we use an economic capital approach to quantify our global risk profile and our solvency position within the process of self-evaluation conducted at the consolidated level (ICAAP). This process, which is complemented by the qualitative description of the risk management and internal control systems, is revised by the internal audit and internal validation teams, and is subject to approval by the board. Furthermore, every year the board establishes the strategic elements regarding risk appetite and solvency objectives. The economic capital model considers features not included in Pillar 1 (concentration, interest rate and business risks). Our diversification compensates the additional capital required for these risks.
In accordance with the capital requirements set out in the European Directive and the regulations of the Bank of Spain, we publish every year the Report with Prudential Relevance. This report, published for the first time with data at December 31, 2008, clearly shows the transparency requirements regarding Pillar III. We regard the requirements providing the market with information as vital for complementing the minimum capital requirements demanded by Pillar 1, and the supervisory exam process conducted via Pillar II. We are incorporating into our Pillar III report the recommendations of the committee of European Banking Supervisors (CEBS) in order to become an international benchmark in matters of transparency in the market.

We are also carrying out an ambitious training process on Basel at all levels reaching a large number of employees in all areas and divisions with a particular focus on those most affected by the changes resulting from the new international standards in matters of capital.
Internal validation of internal risk models
Internal validation is a prerequisite for supervisory validation. A specialized unit of Santander, with complete independence, obtains a technical opinion on whether the internal model is appropriate for the purposes used (internal and regulatory) and concludes on its usefulness and effectiveness.
As well as the regulatory requirement, internal validation is also a fundamental support for the board’s committee of risks and local committees of risks in their responsibilities of authorizing the use (management and regulatory) of models and their periodic review.
Our internal validation covers both credit risk and market risk models and those that set the prices of financial assets as well as the economic capital model. The scope of validation includes not only the most theoretical or methodological aspects but also the technology systems and the quality of data that make implementation effective and, in general, all relevant aspects for management of risk (controls, reporting, uses, involvement of senior management, etc).
The function of internal validation is located, at the corporate level, within the area of integral control and internal validation of risk which reports directly to our third vice chairman and chairman of the board’s risk committee. The function is global and corporate in order to ensure homogeneous application. This is done via four regional centers in Madrid, London, Sao Paulo and New York. These centers report to the corporate centre, which ensures uniformity in the development of their activities. This facilitates application of a common methodology supported by a series of tools developed internally in Santander which provide a robust corporate framework for use in all our units and which automate certain verifications in order to ensure the reviews are conducted efficiently.
Moreover, our corporate framework of internal validation is fully aligned with the criteria for internal validation of advanced models issued by the Bank of Spain. The criterion of separation of functions is maintained between the units of internal validation and internal auditing which, as our last element of control, is responsible for reviewing the methodology, tools and work done by internal validation and giving its opinion on its degree of effective independence.
Part 8. Economic capital
The concept of economic capital has traditionally been contrasted with that of regulatory capital, as this is the one required for the regulation of solvency. The new Basel capital framework clearly brings both concepts closer together. While Pillar 1 determines the minimum regulatory capital requirements, Pillar II quantifies, via economic capital, our global solvency position.
Our model of economic capital quantifies the consolidated risk profile taking into account all the significant risks of activity, as well as the substantial diversification effect on a multinational and multi-business Group like Santander. This economic capital model serves as our base for preparing our self-assessment of capital report in accordance with Bank of Spain regulations under the Basel II Pillar II framework.
The concept of diversification is fundamental for appropriately measuring the risk profile of a global activity Group. Although it is an intuitive concept and one present in risk management since banking began, we can also explain diversification as the fact that the correlation between various risks is imperfect and so the largest events of losses do not happen simultaneously in all portfolios or by types of risk. The sum of the economic capital of the different portfolios and types of risk, considered in isolation, is more than our total economic capital. In other words, our overall risk is less than the sum of its parts considered separately.

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
Global risk analysis profile
Our risk profile at December 31, 2010, measured in terms of economic capital, and distributed by types of risk and the main business units, is reflected below:
The distribution of economic capital among the main business units reflects the diversification of our activity and risk. Our diversification is going to increase even more with the acquisitions announced in the last few months in Poland, Germany, the UK, Mexico and the US, among others.
Continental Europe accounts for almost 40% of our capital, Latin America including Brazil (20%) almost one-third, the UK for 11%, and Sovereign for 6%, while the corporate area of financial management and equity stakes, which assumes the risk from the structural exchange-rate position (derived from stakes in subsidiaries abroad denominated in non-euro currencies) and most of the equity stakes accounts for 13%.
The economic capital at December 31, 2010 was €46,526 million, including non-controlling interest.

The benefit of diversification envisaged in the economic capital model, including both the intra-risks (assimilated to geographic) as well as inter-risks, amounted to around 22% at the end of 2010.
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
Return on risk adjusted capital (RORAC) and creation of value
We have been using RORAC methodology in our credit risk management since 1993 in order to:
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
RORAC methodology enables one to compare, on a like-for-like basis, the return on transactions, customers, portfolios and businesses, identifying those that obtain a risk adjusted return higher than the cost of our capital, aligning management of risk and business with the intention to maximize the creation of value, the ultimate aim of our senior management.
We regularly assess the level and evolution of value creation (VC) and the risk adjusted return (RORAC) of our main business units. The VC is the profit generated above the cost of the economic capital (EC) employed, and is calculated as follows:
Value creation = profit — (average EC x cost of capital)
The economic profit is obtained by making the necessary adjustments to attributable profit so as to extract just the recurrent profit that each unit generates in the year of its activity.
The minimum return on capital that a transaction must attain is determined by the cost of capital, which is the minimum required by shareholders. It is calculated objectively by adding to the free return of risk the premium that shareholders demand to invest in our Group. This premium depends essentially on the degree of volatility in the price of our shares in relation to the market’s performance. The cost of capital in 2010 applied to our various units was 13.606%.
A positive return from a transaction or portfolio means it is contributing to our profits, but it is not really creating shareholder value unless that return exceeds the cost of capital.

All the main business units obtained in 2010 a RORAC higher than the cost of capital. The creation of value and the RORAC for our main business areas are shown below:
MAIN SEGMENTS
Million euros

Main segments	RORAC	Creation of value
Continental Europe	21.2%	1,444
UK	38.5%	1,284
Latin America	36.5%	3,549
Sovereign	14.0%	13
Subtotal of operating areas	28.3%	6,290
Financial management and equity stakes	(44.3)%	(3,879)
Group total	18.5%	2,411
Our RORAC comfortably exceeded the cost of capital estimated for 2010 and stood at 18.5%. The creation of value (i.e. the economic profit less the average cost of capital used to achieve it) amounted to €2,411 million.
Part 9. Risk training activities
We have a corporate school of risks. Its purpose is to help to consolidate the risk management culture in Santander and ensure that all employees in the risks area are trained and developed with the same criteria.
The school, which gave a total of 26,665 hours of training to 2,849 employees in 2010 in 116 sessions, is the base for strengthening our leadership in this sphere and continuously enhancing the skills of our staff.
It also trains staff from other business segments, particularly in the retail banking area, and aligns the requirements of risk management with business goals.

Part 10. Market Risk
Generally
The perimeter for measuring, controlling and monitoring the area of Market Risks covers those transactions where equity risk is assumed. This risk comes from the change in risk factors — interest rates, exchange rates, shares, the credit spread, raw material prices and the volatility of these elements— as well as the liquidity risk of the various products and markets in which the Group operates.
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

We also use credit derivatives both to hedge credit risk in fixed income portfolios and to provide financial services to clients. To a lesser extent, they are used in proprietary trading and to diversify the global credit portfolio. Most of the activity is made in credit default swaps on individual names or indices.
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
Our market risk policy is to maintain a medium to low risk profile in business units. The risk activity is regulated and controlled through certain policies, documented in the Corporate Framework on Market Risk Management 1 (as described below), and through a limit structure on our exposure to these market and liquidity risks which includes global limits for the entire Group (total risk limit unit) to specific portfolio limits; in addition, authorized products are listed and reviewed periodically.
These policies, procedures and limits on market risk are applicable to all units, businesses or portfolios susceptible to market risk.
1. Market and Liquidity Risk Management Policies
In the Corporate Framework on Market Risk, there is a compilation of policies that describe the control framework used by our Group to identify, measure and manage market risk exposures inherent to our activities in the financial markets. The handbook is employed for market risk management purposes at all involved levels in the Parent bank and subsidiaries, providing a general and global action framework and establishing risk rules for all levels.
The handbook’s main objective is to describe and report all risk policies and controls that our board of directors has established as well as its risk predisposition.
All Group managers must ensure that each business activity is performed in accordance with the policies established in the Corporate Framework. The handbook is applied to all business units and activities, directly or indirectly, related to market risk decision-making.
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

1
In addition to this document, there is a Corporate Handbook on Structural Risks Management that explains in detail these type of risks, including items for interest rate risk, liquidity risk and structural exchange rate risk.

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
Our foreign exchange rate risk with respect to our non-trading activity can be either permanent or temporary. The permanent risk reflects the book value of investments net of the initial goodwill, while the temporary risk basically stems from purchase/sale transactions made to hedge the exchange rate risk derived from dividend flows and expected results. The exchange rate differences generated for each position are recorded in reserves and in profit and loss account respectively.
In order to manage the exchange rate risk of the book value of permanent investments, our general policy is to finance the investment in local currency, provided there is a deep market which allows it and that the cost of doing so is justified by the expected depreciation. If local markets were not deep enough, our investments in foreign currency would be financed in euros and so would generate an exchange-rate risk. Certain one-off hedges of permanent investments are made when it is believed that a local currency could weaken against the euro more quickly than the market is discounting. In addition, transactions are carried out to hedge the currency risk of the Group’s results and dividends generated in non-euro currencies.
Our equity price risk arises from our portfolio of investments in industrial and strategic shareholdings. However, in the last few years the Group’s equity price risk has decreased due to divestments in the industrial and strategic equity portfolio.
2.2 Interest Rate Risk
We analyze the sensitivity of net interest margin and market value of equity to changes in interest rates. This sensitivity arises from gaps in maturity dates and review of interest rates in the different asset and liability accounts. Certain re-pricing hypotheses are used for products without explicit contractual maturities based on the economic environment (financial and commercial).
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
c) Market value of equity sensitivity (MVE)
Net worth sensitivity measures in the long term (the whole life of the transaction) the interest risk implicit in net worth (equity) on the basis of the effect that a change in interest rates has on the current values of financial assets and liabilities. This is an additional measure to the sensitivity of the net interest margin.
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
In addition, we use the following other ratios or metrics regarding the structural liquidity position:
•	Loans / net assets.
•	Customer deposits, insurance and medium and long-term financing / lending.
•	Customer deposits, insurance and medium and long-term financing, shareholders’ funds and other liabilities / sum of credits and fixed assets.
•	Short-term financing / net liabilities.
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
Lastly, Grupo Santander is actively participating in the process opened by the Basel Committee to strengthen bank liquidity2, with a two-pronged approach: participating in the analysis of the impact of the regulatory changes raised — including, the introduction of two new ratios: Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR) — and, participating in various forums (European Banking Federation, etc.), to discuss and comment on the issue, maintaining in both cases close co-operation with the Bank of Spain.

[2].	“Basel III: international framework for liquidity risk measurement, standards and monitoring” (Basel Committee on Banking Supervision, December 2010).

Quantitative analysis
A. Trading activity
Quantitative analysis of daily VaR in 2010
Our risk performance regarding trading activity in financial markets during 2010, measured by daily Value at Risk “VaR”, is shown in the following graph.
VaR during 2010 fluctuated more than 91% of the time in a range of between €24 million and €36 million. It exceeded €36 million in three periods — at the end of April, May and June. This was due to the increase in volatility due to the sovereign debt crisis in European markets, in the first two cases, and to the higher interest rate risk in Brazil and Mexico in the third case. The VaR reached a maximum of €37.5 million at the end of June and then declined because of the reduction in the credit risk spread in Madrid and interest rate and exchange rate in Mexico, to a minimum of €21.2 million in the middle of September. There was a “window effect” in the fourth quarter — exit from observations of the Lehman crisis (September-December 2008) from the time range with which VaR is calculated (2 years), which would have generated a reduction in VaR- which was offset by higher volatility in sovereign credit spreads.
The average VaR of the Group’s trading portfolio in 2010 (€28.7 million) was slightly lower than in 2009 (€30.2 million), even though 2010 experienced the aforementioned periods of higher volatility due to the European sovereign debt crisis. The changes in VaR in 2010 were mainly due to changes in the positions of portfolios in Brazil and Mexico. Compared to other financial groups, Grupo Santander has a low trading risk profile. Its dynamic management enables the Group to adopt changes of strategy in order to exploit opportunities in an environment of uncertainty.
VaR risk histogram
The histogram below shows the distribution of average risk in terms of VaR during 2010. It was between €24 million and €32 million on 75.7% of days. Of note were the levels of more than €36 million, mainly due to the increased volatility in markets because of the sovereign debt crisis in Europe.

Risk by factor
The minimum, average, maximum and year-end 2010 values in VaR terms are shown below:

	Minimum	Average	Maximum	Last
TOTAL TRADING (*)
Total VaR	21.2	28.7	37.5	29.6

Diversification effect	(15.7)	(29.1)	(45.4)	(27.8)
Fixed-Income VaR	9.4	16.4	25.4	19.0
Equity VaR	4.4	8.0	14.4	8.8
FX VaR	4.6	11.4	23.6	13.9
Credit Spread VaR	13.9	20.9	27.1	14.7
Commodities VaR	0.5	1.3	2.1	1.0

LATIN AMERICA
VaR Total	12.5	18.2	34.8	13.9

Diversification effect	(1.3)	(8.3)	(21.5)	(12.6)
Fixed-Income VaR	12.0	14.5	20.1	14.8
Equity VaR	1.7	5.8	15.0	5.3
FX VaR	2.8	7.1	27.6	6.5

USA and Asia
VaR Total	0.7	1.3	5.9	0.9

Diversification effect	(0.1)	(0.7)	(1.8)	(0.3)
Fixed-Income VaR	0.7	1.2	2.7	0.9
Equity VaR	0.0	0.2	1.4	0.0
FX VaR	0.3	0.6	5.5	0.3

EUROPE
VaR Total	9.2	14.8	31.3	25.1

Diversification effect	(3.6)	(18.9)	(28.4)	(14.6)
Fixed-Income VaR	4.9	8.9	17.5	12.5
Equity VaR	4.0	6.7	14.5	6.5
FX VaR	2.0	9.8	15.8	9.6
Credit Spread VaR	3.5	7.0	14.4	9.0
Commodities VaR	0.5	1.3	2.1	2.1
EUR million

(*)	Total VaR of trading includes transactions that are not assigned to any particular country, such as Active Credit Portfolio Management and Non-core Legacy Portfolio.

In Latin America, the US and Asia the credit spread VaR and the commodities VaR are not shown separately because of their scant or zero materiality.
The average VaR was €1.5 million lower than in 2009. The reduction was mainly in interest rate and foreign exchange, which dropped from €20 million and €15.5 million to €16.4 million and €11.4 million, respectively. The average level of VaR in equities increased to €8 million. The main risk increase was in the credit spread, which rose from €11.9 million to €20.9 million because of the episodes of volatility over the sovereign debt crisis in the euro zone.
The VaR performance during 2010 underlined the Group’s flexibility and agility in adapting its risk profile on the basis of changes in strategy caused by a different perception of expectations in the markets.
Distribution of risks and results
a) Geographic distribution
Latin America contributed on average 40.8% of the Group’s total VaR in trading activity and 30.2% in economic results from this activity. Europe, with 27.1% of global risk, contributed 66.7% of results, as most of its treasury activity focused on professional and institutional clients.

Below is the geographic contribution (by percentage), both in risks, measured in VaR terms, as well as in results (economic terms).
b) Monthly distribution of risks and results
The next chart shows that the risk assumption profile, in terms of VaR, followed an upward path during the first half of the year and then remained stable, while results changed irregularly during the year. Of note were April, August and November when the European sovereign debt crisis was clear, with a P&L lower than the yearly average, mainly in the Madrid unit and in the books of global activities.

Histogram of daily Marked-to-Market (“MtM”) results
The following histogram of frequencies shows the distribution of daily economic results on the basis of their size. The daily yield was between -€5 and +€15 million on 69.5% of trading days.
Risk management of structured derivatives
Our structured derivatives activity (non-organized markets) is mainly focused on structuring investment and hedging products for clients. These transactions include options on equities, currencies and fixed-income instruments.
Test and calibration measures
In accordance with the BIS recommendations on gauging and controlling the effectiveness of internal financial risk measurement and management systems, in 2010 the Group regularly carried out analysis and contrasting measures which confirmed the reliability of the model.
As in 2009, in 2010 there were no exceptions of VaR at 99% (days when the daily loss3 was higher than the VaR). Of note, however, was the exit of EaR4 at 99% (days when the daily gain was more than the VaR) in May 2010, mainly due to the sharp fall in credit spreads following the agreement reached by euro zone ministers in conjunction with the European Central Bank (ECB) and the International Monetary Fund (IMF). This agreement included the launch of the European stabilization mechanism and the announcement of public debt purchases by the ECB, in order to contain the lack of confidence in the euro and in sovereign debt.
Scenario analysis
Various scenarios were analyzed in 2010. The chart below shows the results at December 31, 2010 for a scenario of maximum volatility, applying six standard deviations in various market factors for the trading portfolios.
Maximum volatility scenario
The table below shows, at December 31, 2010, the results by risk factor of (interest rates, equities, exchange rates, spreads on loans, commodities and the volatility of each one of them), in a scenario in which a volatility equivalent to six standard deviations in a normal distribution is applied. This scenario is based on taking for each risk factor the movement that represents a greater potential loss in the global portfolio. For the year-end, this scenario involved rises in interest rate in Latin American markets and falls in core markets (“flight into quality”), declines in stock markets, the dollar’s slide against all currencies except the euro, greater volatility and spreads on loans.

[3]	Results in terms of “clean P&L”. Excluding intraday results and those from commissions.

[4]	EaR is Earnings at Risk and is the counterparty of VaR on the profits side.

Maximum volatility Stress Test

€ million	Interest rate	Equities	Exchange rate	Credit Spread	Commodities	Total
Total Trading	(61.4)	(68.8)	(76.1)	(94.2)	(1.6)	(302.1)
Europe	(9.7)	(16.4)	(62.8)	(54.6)	(1.6)	(145.1)
Latin America	(51.2)	(52.4)	(10.9)	—	—	(114.5)
USA (New York)	(0.3)	—	(0.3)	—	—	(0.6)
Global Activities	(0.2)	—	(2.1)	(39.6)	—	(41.9)
The stress test shows that the economic loss suffered by the Group in its trading portfolios, in terms of the Mark to Market (MtM) result would be €302 million, if the stress movements defined in the scenario materialized, a loss that would be distributed between Europe (exchange rates and spreads on loans), Latin America (fixed income) and global activities (spreads on loans).
B. Non-Trading Activity
B.1. Asset and liability management5
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
B.1.1. Quantitative analysis of interest rate risk in 2010

[5]	Includes all the balance sheet except the trading portfolios.

a) Convertible currencies
At the end of 2010, the sensitivity of net interest margin at one year to parallel rises of 100 basis points was concentrated in the euro interest rate curve (€284.1 million), with the parent bank contributing the most, and in the sterling interest rate curve (£330.8 million). The sensitivity of the rest of convertible currencies was not very significant.
At the same date, the sensitivity of equity to parallel rises in the yield curve of 100 basis points in the euro interest rate curve was €1,265.7 million, most of it in the Parent bank. As regards the curve in sterling it was £406.2 million.
In accordance with the current environment of low interest rates, the Bank maintains a positive sensitivity, both in net interest margin (NIM) and to interest rate rises.
Structural Gap. Santander Parent Company (December 31, 2010) (*)

		Up to 1	1-3	3-5	More than 5
€ million	Not sensitive	year	years	years	years	TOTAL
Money and securities market		41,762	1,797	1,754	14,671	59,984
Loans	112	116,764	10,838	1,504	1,728	130,946
Permanent equity stakes	65,919					65,919
Other assets	17,346	51,705	51	53	91	69,246

Total assets	83,377	210,231	12,686	3,311	16,490	326,095

Money market	—	43,125	108	1,800	—	45,033
Customer deposits	—	39,513	13,314	9,704	14,649	77,180
Debt Issues and securitizations	—	77,605	13,789	14,592	10,766	116,752
Stockholders’ equity and other liabilities	82,219	44,054	1,011	712	1,122	129,118

Total liabilities	82,219	204,297	28,222	26,808	26,537	368,083

Balance sheet Gap	1,158	5,933	(15,537)	(23,495)	(10,047)	(41,988)
Off-balance sheet structural Gap	—	24,104	13,067	10,630	(2,078)	45,723

Total structural Gap	1,158	30,037	(2,470)	(12,865)	(12,125)	3,735

Accumulated Gap	—	30,037	27,567	14,702	2,577	—

(*)	Gap of euro-denominated assets and liabilities, excluding other currencies.
b) Latin America
The interest rate risk of Latin America’s balance sheet management portfolios, measured by the sensitivity of market value of the net interest margin (NIM) to a parallel movement of 100 basis points, remained at low levels during 2010 with a maximum of €79 million6 in April. It declined to a minimum of €6 million in September mainly due to the increased hedging in Brazil and the portfolio sale in Mexico. It then continued to increase until the end of the year largely because of the increase in deposits and issues in Brazil.

[6]	Sensitivity expressed as an absolute value. It is the aggregation of the sensitivity to many yield curves, grouped applying suppositions of correlation (betas) between them.

In terms of equity sensitivity, it fluctuated in a narrow range of between €651 million and €827 million, and increased in the fourth quarter, mainly because of the purchase of the credit portfolio in Brazil and Chile.
At the end of 2010, the region’s risk consumption, measured by the market value of equity sensitivity at 100 basis points, was €763 million (€704 million in 2009), while that of the net interest margin at one year, measured by its sensitivity at 100 basis points, was €45 million (€64 million in 2009).
Interest rate risk profile at December 31, 2010
The tables below show the distribution of risk by maturity in Latin America as of December 31, 2010 (figures in millions of euros).

Gaps in Local	Not
Currency	Sensitive	0-6 months	6-12 months	1-3 years	> 3 years	TOTAL
Assets	50,273	85,009	19,659	45,031	21,114	221,086
Liabilities	54,232	73,683	5,351	26,446	4,536	164,248
Off-balance Sheet	2,637	9,829	(6,681)	(5,747)	(1,024)	(986)

Gap	(16,452)	(1,727)	7,626	(1,109)	15,554	3,891

Gaps in Foreign	Not
Currency	sensitive	0-6 months	6-12 months	1-3 years	> 3 years	TOTAL
Assets	2,948	20,864	3,983	2,973	7,643	38,411
Liabilities	2,419	22,432	4,425	3,730	7,906	40,912
Off-balance Sheet	(2,546)	315	(433)	2,181	1,469	986

Gap	(2,341)	(1,887)	(875)	5	1,206	(3,891)

Net Interest Margin (NIM) sensitivity
For the whole of Latin America, the consumption at the end of 2010 was €45 million (sensitivity of the financial margin at one year to rises of 100 basis points). The geographic distribution is shown below.
Near 90% of the risk was concentrated in three countries: Brazil, Chile and Mexico.
Market Value of Equity (MVE) sensitivity
For the whole of Latin America, the consumption at the end of 2010 was €763 million (sensitivity of MVE to rises of 100 basis points in interest rates). The geographic distribution is shown below.
More than 90% of risk is concentrated in four countries: Brazil, Chile and Mexico.

B.1.2. Structural management of credit risk
The purpose of structural management of credit risk is to reduce the concentrations that can naturally occur as a result of business activity through the sale of assets. These transactions are offset by acquiring other assets that diversify the credit portfolio. The financial management area analyzes these strategies and makes proposals to the ALCO in order to minimize the exposure to credit risk and help create value.
During 2010:
•
€26 billion of assets were securitized, of which €19 billion were placed in the market and the rest retained by the Group’s various units. These retained securitizations increased the Group’s liquidity position through its discounting capacity in central banks.

•	Repurchases were made in the secondary market of securitization bonds of the higher tranches of Group issuers (around €500 million).
B.1.3. Management of structural liquidity
Management of financing and liquidity risk, fully consolidated before the onset of the financial turbulence, has been one of the main pillars behind the success of our business model during this critical period.
This framework of liquidity management has not required changes to make it function correctly and has given us a significant competitive advantage. Specifically, it has enabled the Group and its subsidiaries to successfully tackle the business liquidity needs during the worst moments of the crisis and take advantage of growth opportunities offered by the market.
The great capacity to attract customer deposits, combined with strong issuance activity in institutional markets, has given us the necessary liquidity to finance the acquisition of new units in the last few years. It has also helped to bolster our capacity to create value, while at the same time further improve the diversification of financing sources.
On the other hand, the acquisition of new units in the last few years was made possible by the Group’s excellent access to liquidity. This also helped to boost the Bank’s capacity to create value, while further diversifying the sources of financing and achieving a better positioning in attracting deposits.
The Group’s liquidity management framework and its situation at the end of 2010 is set out below.
1. Management framework
Liquidity management is based on three fundamental pillars:
A) Organizational and governance model: A solid model of governance that ensures the involvement of senior management and the board in taking decisions and facilitating their integration with the group’s global strategy.
B) Management: Adapted to each business’s liquidity needs, in accordance with the decentralized organizational model.
C) Balance sheet analysis and liquidity risk management: Profound analysis of the balance sheet and its evolution in order to support decision-taking.
A. Organizational and governance model
Decision-taking regarding structural risks is done by local ALCO committees in coordination with the markets committee. The latter is the highest decision-taking body and coordinates all global decisions that influence measurement, management and control of liquidity risk.

The committee is headed by the chairman of the Bank and comprises the second vice chairman and CEO, the third vice chairman (who is the maximum executive responsible for the Group’s risks), the chief financial officer and the executive vice president of risks and those responsible for the business and analysis units.
There are also ALCO committees for convertible currencies such as Latin American currencies.
The financial management area manages structural risks including liquidity and the global risk area is responsible for control. Both areas support the ALCO committees and present analysis and management proposals and also ensure compliance with the limits established.
In this way, and in line with the best practices of governance, the Group establishes a clear division between executing the financial management strategy (the responsibility of the financial management area) and monitoring and control (the responsibility of market risks).
B. Liquidity
Structural liquidity management aims to finance the Group’s recurring activity in optimum conditions of maturity and cost and avoid assuming undesired liquidity risks.
Liquidity and financing management is based on the following principles:
• Wide and very stable base of customer deposits: more than 85% are retail and are captured in the Group’s core markets by various units.
• Financing via medium and long-term issues of the balance sheet’s stable liquidity needs (the gap between loans and deposits), establishing a surplus of structural financing in order to be able to meet possible adverse situations.
• Diversification of financing sources to reduce the risk in relation to:
— instruments/investors
— markets/currencies
— maturities
• Strict control of short-term financing needs, within the Group’s policy of minimizing the degree of recourse to short term funds.
• Autonomy and responsibility of subsidiaries in managing the financing of liquidity, with no structural support from the Parent bank.
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
• Maintain an active presence in a wide and diversified series of financing markets. We have nine significant and independent issuance units, which avoid dependence on a specific market and maintain available a wide capacity of issuance in various markets.
• And backed by all this, we have an adequate structure of medium and long-term issues, well diversified by products (senior debt, subordinated, preferred shares, bonds, securitization) with an average conservative maturity (4.1 years at the end of 2010), to which are added the securitizations.
• All of this results in moderate needs of recourse to short-term wholesale financing at the group level, which, as reflected in the accompanying balance of liquidity, only represented 3% of net funds in 2010, down from 5% in 2009.

The subsidiaries have a large degree of autonomy to manage their liquidity within our decentralized financing model. Each one must budget their liquidity needs and assess their own capacity of recourse to the wholesale markets in order to establish the issuance and securitization plan in coordination with the Parent bank.
Only in the case of Santander Consumer Finance does the Parent bank (Banco Santander) provide the necessary liquidity and always at the market price taking into account the maturity of the finance and the rating of the relevant unit. Within the strategy of optimizing the use of liquidity, we have followed a policy in the last few years of strongly reducing the recourse of Santander Consumer Finance to the Parent bank, which is scheduled to be maintained in the coming years.
C. Analysis of the balance sheet and measurement of liquidity risk
Taking decisions on financing and liquidity is based on a deep understanding of our current situation (environment, strategy, balance sheet and state of liquidity), the future liquidity needs of businesses (projection of liquidity), as well as access to and the situation of financing sources in the wholesale markets.
The objective is to ensure that we maintain optimum levels of liquidity to cover short and long-term needs, optimizing the impact of its cost on the income statement.
This requires monitoring the structure of balance sheets, forecasting short and medium-term liquidity and establishing the basic metrics, in line with those reported in the next section.
Various stress tests are also conducted taking into account the additional needs that could arise from various extreme, although possible, events. These could affect the various items of the balance sheet and/or sources of financing differently (degree of renewal of wholesale financing, deposit outflows, deterioration in the value of liquid assets, etc), whether for global market reasons or specific ones of the Group.
All of this enables us to respond to a spectrum of potential, adverse circumstances, anticipating the corresponding contingency plans.
These actions are in line with the practices being fostered from the Basel committee in order to strengthen the liquidity of banks, whose objective is to define a framework of principles and metrics that is still being analyzed and discussed.
2. Current state of liquidity
We have an excellent structural position, with the capacity to meet the new conditions of stress in the markets. This is underscored by:
A) The robust balance sheet.
B) The dynamics of financing.
A. Robust balance sheet
The balance sheet at the end of 2010 was solid, as befits our retail nature. Lending, which accounted for 75% of net assets, was entirely financed by customer deposits and medium and long-term financing. Equally, the structural needs of liquidity, represented by loans and fixed assets, were also totally financed by structural funds (deposits, medium and long-term financing and capital).
As regards financing in wholesale markets, our structure is largely based on medium and long-term instruments (89% of the total). Short-term financing is a marginal part of the structure (3% of total funds) and it is amply covered by liquid assets.

Lastly, we have a large capacity of recourse to central banks to obtain immediate liquidity. At the end of 2010, total eligible assets which could be discounted in the various central banks to which we have access via our subsidiaries amounted to close to €100 billion.
We now set out the framework of the balance of liquidity, consolidated as the main metrics for monitoring the structural position of liquidity:
MONITORING METRICS
%

Metrics	2010	2009
Loans/net assets	75%	79%
Customer deposits, insurance and medium and long-term funding/loans	115%	106%
Customer deposits, insurance and medium and long-term financing shaeholders’ funds and other liabilities/total loans and fixed assets	117%	110%
Short-term financing/net liabilities	3%	5%
As in the Group, the balance sheets of the units of convertible currencies and of Latin America maintain the same principles, within the philosophy of independence and responsibility in their financing.
A good example is that in our main units customer lending is totally financed by customer deposits plus medium and long-term wholesale financing.

B. Dynamics of financing
The evolution of 2010 enabled us to continue to improve our structural liquidity position, backed by two management drivers, which proved to be very effective in the current recession.
The first one was that we were able to increase our customer deposit base very significantly: €109 billion during 2010.
This growth was due to two effects. The effort made to attract deposits via the branch networks, which benefited from the customers’ confidence in our liquidity and solvency. All of this made Santander the bank chosen by depositors in many markets: the so-called flight to quality effect.
This increase occurred in an environment of deleveraging in which deposits were spurred by the higher rate of household and corporate savings, while lending slowed down, reflecting the lower rates of consumption and investment in various countries.
The evolution of 2010 was a good example of this, with our deposits growing 22% and lending rising 6%, both excluding the perimeter effect.
This capturing of stable funds coupled with the trend of moderate credit growth enabled us to reduce the credit/deposit ratio to 117% from 135% in 2009 and 150% in 2008.
The second driver was the high capacity of access to wholesale financing markets, which we can access regularly via our various units. This strategy enabled us to access different institutional investors in a wide variety of instruments and diversity of maturities.
As a result, our units captured during 2010 €38 billion in medium and long-term issue in wholesale markets of senior debt and covered bonds, a significantly higher volume than in 2009. This capacity is backed by our credit quality (AA from Standard & Poor’s and Aa2 from Moody’s). Moreover, in all cases the appetite for securities by investors is adjusted to placement prices that recognize the credit quality of the Group and its subsidiaries.
In short, a big rise in deposits, good access to medium and long-term wholesale markets and the generation of liquidity by businesses in scenarios such as today’s explain the improvement in our structural liquidity in the last 12 months. We thus began 2011 with a favorable liquidity situation and with reduced issuance needs. We have no concentration of maturities in the coming years when annual maturities will be less than in 2010 and, moreover, the dynamics of business mean it will not be necessary to cover all of them.
In any case, and while the current environment of uncertainty persists, we will continue to implement a conservative policy in issues, as we did in 2010, in order to bolster the already solid position.
B.2. Exchange rate risk; Portfolio of industrial and strategic shareholdings
B.2.1. Exchange rate risk
Structural exchange rate risk arises from our transactions in currencies, mainly related to permanent financial investments, and the results and the dividends of these investments.
This management is dynamic and seeks to limit the impact on equity of currency depreciations and optimize the financial cost of hedging.
As regards the exchange-rate risk of permanent investments, the general policy is to finance them in the currency of the investment provided the depth of the market allows it and the cost is justified by the expected depreciation. One-off hedging is also done when a local currency could weaken against the euro beyond what the market estimates.

At the end of 2010, the largest exposures of a permanent nature (with potential impact on net worth) were concentrated in Brazilian reais, followed by sterling, Mexican pesos, US dollars and Chilean pesos. We cover part of these positions of a permanent nature with exchange-rate derivatives.
In addition, financial management at the consolidated level is responsible for exchange-rate management of our expected results and dividends in those units whose currency is not the euro.
B.2.2. Portfolio of industrial and strategic shareholdings
In 2010, our exposure in industrial and strategic equity portfolios decreased 19.5% in market-to-market terms, mainly due to a lower valuation of the positions. As a reference, the Spanish equity benchmark index, the Ibex 35, decreased 17.4% in the same period. There have not been significant changes in the portfolio. The risk of the structural equity portfolio, measured in terms of VaR, decreased €150.9 million as compared to the end of 2009, to €218.5 million. This reduction is explained by the commented reduction of the market value of the portfolio and by a statistical effect, (i.e., the exit of the historic scenarios of the “Lehman crisis” period (4th quarter 2008) from the temporal window (daily observations of the previous 2 years) used in the VaR calculation).
The average daily VaR for the structural equity portfolio for the year 2010 was €354.7 million, with a minimum of €218.5 million and a maximum of €417.3 million, which occurred in December and June 2010, respectively.
C. Structured financing transactions
Despite the complicated economic environment, Santander achieved growth of 12% in this activity in 2010 to a committed exposure of €19,445 million at the end of the year, corresponding to 673 transactions, and increased both the diversification by sectors and the internationalization of business. Leadership in project finance was strengthened with an exposure of €13,258 million (490 transactions), followed by €3,526 million in acquisition finance (37 transactions), of which €2,004 million related to 13 margin calls and leveraged buy-outs (LBOs) and other forms amounted to €2,661 million (146 transactions).
After analyzing the impact on the solar energy portfolio in Spain as a result of the entry into force of Royal Decree 14/2010 of December 23, no downward valuation adjustments in this type of lending were considered necessary beyond €104.5 million of loan-loss provisions for the whole portfolio of structured finance. Santander’s net exposure in project finance dropped by €1,300 million to €11,957 million at the end of 2010, as a result of three partial transfer transactions of the portfolio of projects to CLOs made in the three years prior to 2010.
As a result of integrating Alliance & Leicester into the Group in 2008, a portfolio of structured transactions is maintained. It is a diversified portfolio of specialized financing transactions. The exposure at the end of 2010 was 15.9% lower than in 2009 at £4,936 million (€5,735 million), corresponding to 241 transactions.
D. Exposures related to complex structured assets
Grupo Santander continues to have a very limited exposure to instruments or complex structured vehicles, reflecting a management culture one of hallmarks of which is prudence in risk management. At the end of 2010, the Group had:
•
CDOs/CLOs: the position remained insignificant at €486 million, 24% lower than in 2009. Most of this was due to the integration of the portfolio of Alliance & Leicester in 2008 (32% of the portfolio has an AAA rating and 77% A or higher).

•
Non-Agency CMOs and pass-throughs with underlying mortgage alt-A7: exposure of €639 million at the end of 2010 from the integration of Sovereign Bank in January 2009. The position was 17% lower than in 2009.

•
Hedge funds: the total exposure is not significant (€540 million at the end of 2010) and most of it is through financing these funds (€295 million), as the rest is direct participation in portfolio. This exposure has low levels of loan-to-value of around 35% (€1,543 million of collateral). The risk with this type of counterparty is analyzed case by case, establishing the percentages of collateral on the basis of the features and assets of each fund. The exposure was 2% lower than in 2009.

•	Conduits: The positions inherited from buying Alliance & Leicester were integrated, at market prices, into the Group’s balance sheet in the third quarter of 2010.
•
Monolines: Santander’s exposure to bond insurance companies was €274 million[8] at the end of 2010, €244 million of it indirect exposure by virtue of the guarantee provided by this type of entity to various financing or traditional securitization transactions. The exposure in this case is double default, as the primary underlying assets are of high credit quality (mainly AA). The small remaining amount is direct exposure (for example, via purchase of protection from the risk of non-payment by any of these insurance companies through a credit default swap). The exposure was 31% lower than in 2009.

Overall, it can be asserted that the exposure to these instruments arising from the Group’s ordinary transactions has decreased in 2010. The only increases are due to the integration of exposures at entities acquired by the Group, such as Alliance&Leicester and Sovereign (in 2008 and 2009, respectively). These exposures were known at the time of the purchase and adequate provisions were recognized. Since the integration of these positions in the Group, they have been significantly reduced with the final aim of their elimination from the balance sheet. Specifically, the A&L exposure in CDOs, CLOs, Alt-A and Conduits, has been reduced by approximately an 80% in 2010.
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

[7]
Alternative A-paper: mortgages originated in the US market which for various reasons are considered as having an intermediate risk level between prime and subprime mortgages (not having all the necessary information, loan-to-value levels higher than usual, etc).

[8]
Guarantees provided by monolines for bonds issued by US states (municipal bonds) are not considered as exposure. As a result of the acquisition of Sovereign Bank, the Group integrated as of December 31, 2010 a €1,328 million portfolio of these bonds.

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
We closely co-operate with the Bank of Spain in order to advance in the perimeter permitted to utilize the Internal Model (at the geographic and operational levels), as well as analysis of the impact of possible future changes, in line with the consultative documents published by the Basel Committee in December 2010 to strengthen the capital of banks.9
F. Capital Management
The objective of capital management is to optimize its structure and its cost, from the regulatory and economic perspectives. Therefore, different tools and policies are utilized, such as capital increases and computable issuances (preferred and subordinated), results, dividend policy and securitizations.
Our eligible stockholders’ equity was €69,347 million at December 31, 2010. The surplus over the minimum required by the Bank of Spain was €21,886 million. In accordance with the Basel II Accord criteria, at December 31, 2010, the BIS II ratio was 13.1% (as compared to 14.2% at December 31, 2009), Tier I Capital was 10.0% (10.1% a year earlier) and core capital was 8.8% (8.6% in December 2009).
The Group’s AA rating for long-term debt with the four main agencies was confirmed in the latest reviews.
G. Market Risk: VaR Consolidated Analysis
Our total daily VaR as of December 31, 2009, and December 31, 2010, broken down by trading and structural (non-trading) portfolios, were as set forth below.
Figures in millions of EUR

		December 31, 2010
	December 31, 2009	Low	Average	High	Period End

TOTAL	983.6	580.4	804.5	952.8	580.4

Trading	27.5	21.2	28.7	37.5	29.6
Non-Trading	1,015.0	582.1	812.2	974.5	582.1
Diversification Effect	(58.9)	(22.8)	(36.4)	(59.2)	(31.3)

[9]	“Basel III: A global regulatory framework for more resilient banks and banking systems” and “Basel III: International framework for liquidity risk measurement, standards and monitoring.”

Our daily VaR estimates of interest rate risk, foreign exchange rate risk and equity price risk, were as set forth below.
Interest Rate Risk
Figures in millions of EUR

		December 31, 2010
	December 31, 2009	Low	Average	High	Period End

Interest Rate Risk
Trading	18.3	9.4	16.4	25.4	19.0
Non-Trading	210.6	240.5	301.5	334.6	309.2
Diversification Effect	(17.5)	(9.2)	(15.9)	(24.5)	(18.4

TOTAL	211.4	240.7	302.0	335.6	309.8
Foreign Exchange Rate Risk
Figures in millions of EUR

		December 31, 2010
	December 31, 2009	Low	Average	High	Period End

Exchange Rate Risk
Trading	16.1	4.6	11.4	23.6	13.9
Non-Trading	579.8	376.7	481.2	695.6	391.3
Diversification Effect	(15.9)	(4.6)	(11.2)	(23.2)	(13.6)

TOTAL	580.0	376.7	481.3	696.0	391.6
Equity Price Risk
Figures in millions of EUR

		December 31, 2010
	December 31, 2009	Low	Average	High	Period End

Equity Price Risk
Trading	5.9	4.4	8.0	14.4	8.8
Non-Trading	369.4	218.5	354.7	417.3	218.5
Diversification Effect	(5.8)	(4.3)	(7.9)	(14.1)	(8.6)

TOTAL	369.5	218.5	354.8	417.6	218.7)

Our daily VaR estimates by activity, were as set forth below:
Figures in millions of EUR

		December 31, 2010
	December 31, 2009	Low	Average	High	Period End
Trading
Interest Rate	18.3	9.4	16.4	25.4	19.0
Exchange Rate	16.1	4.6	11.4	23.6	13.9
Equity	5.9	4.4	8.0	14.4	8.8
Credit Spread	15.0	13.9	20.9	27.1	14.7
Commodities	1.4	0.5	1.3	2.1	1.0

TOTAL	27.5	21.2	28.7	37.5	29.6

Non-Trading Interest Rate
Interest Rate	210.6	240.5	301.5	334.6	309.2

Non-Trading Foreign Exchange
Exchange Rate	579.8	376.7	481.2	695.6	391.3

Non-Trading Equity
Equity	369.4	218.5	354.7	417.3	218.5

TOTAL	983.6	580.4	804.5	952.8	580.4

Interest Rate	211.4	240.7	302.0	335.6	309.8
Exchange Rate	580.0	376.7	481.3	696.0	391.6
Equity	369.5	218.5	354.8	417.6	218.7

Item 12. Description of Securities Other than Equity Securities.
A. Debt Securities
Not Applicable
B. Warrants and Rights
Not Applicable
C. Other Securities
Not Applicable
D. American Depositary Shares
Our Depositary is J.P. Morgan Chase & Co., with its principal executive office located at 270 Park Avenue, New York, NY 10017-2070.
Each ADS represents the right to receive one share of Capital Stock of Banco Santander, S.A., par value €0.50 each.
•	Fees charged to investors as outlined in the deposit agreement are the following:

Category of Service	Depositary Actions	Associated Fee

(a) Deposit or substituting the underlying shares	Each person to whom ADSs are issued against deposits of shares, including deposits in respect of share distributions, rights and other distributions. [1]
	Each person surrendering ADRs for the withdrawal of deposited securities.	$5.00 for each 100 ADSs (or portion thereof) delivered or surrendered.

(b) Receiving or distributing dividends	Distribution of dividends.	$0.01 per ADS.

(c) Selling or Exercising Rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities.	$5.00 for each 100 ADSs (or portion thereof).

(d) Withdrawing an underlying security	Acceptance of ADRs surrendered for withdrawal of deposited securities.	$5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs surrendered.

(d) Expenses of the Depositary	Expenses incurred on behalf of Holders in connection with:	Expenses payable at the sole discretion of the depositary.
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
Contract amount:
Fixed: $2,886,886.19
Variable: $1,818,898.42
Total: $4,705,784.19
Actually paid:
Fixed: $1,652,534.21
Variable: $1,818,898.63
Total: $3,202,983.63
Waived fees:
Ongoing program maintenance per contract year: $150,000
Annual meeting services: $15,000
Investor Relations advisory services: $185,000
Total: $350,000

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
Not Applicable
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
A. Not Applicable
B. Not Applicable
C. Not Applicable
D. Not Applicable
E. Not Applicable
Item 15. Controls and Procedures
(a) Evaluation of Disclosure Controls and Procedures
As of December 31, 2010, Banco Santander, S.A., under the supervision and with the participation of its management, including its disclosure committee, its chief executive officer, chief financial officer, and chief accounting officer, performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15 (e) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.
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
The documentation, update and maintenance processes in the Group’s companies have been constantly directed and monitored by a global coordination team, which set the guidelines for its development and supervised its execution at the unit level.
The general framework is consistent, as it assigns to management specific responsibilities regarding the structure and effectiveness of the processes related directly and indirectly with the production of consolidated financial statements, as well as the controls needed to mitigate the risks inherent in these processes.
Under the supervision and with the participation of the management of the Group, including our chief executive officer, our chief financial officer and our chief accounting officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2010, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Enterprise Risk Management — Integrated Framework. Based on this assessment, management believes that, as of December 31, 2010, its internal control over financial reporting was effective based on those criteria.
Our independent registered public accounting firm has issued an audit report on the effectiveness of our internal control over financial reporting as of December 31, 2010. This report follows below.
(c) Attestation report of the registered public accounting firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Banco Santander, S.A.:
We have audited the internal control over financial reporting of Banco Santander, S.A. (the “Bank”) and Companies composing, together with the Bank, the Santander Group (the “Group”) as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.
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
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
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
In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the year ended December 31, 2010 of the Group and our report dated June 6, 2011 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the retrospective adjustment to the consolidated statement of cash flows for the year ended December 31, 2009 as required by the amendment to International Accounting Standard 7.
/s/ Deloitte, S.L.
DELOITTE, S.L.
Madrid, Spain
June 6, 2011

(d) Changes in internal controls over financial reporting. There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Item 16. [Reserved]
Item 16A. Audit committee financial expert
The audit and compliance committee has five members, all of whom are non-executive independent directors (as defined by Article 6.2 c) of the Rules and Regulations of the Board). All members of the audit and compliance committee also meet the independence criteria set by the NYSE for foreign private issuers. Our Rules and Regulations of the Board provide that all members of the audit and compliance must have knowledge, aptitude and experience in the areas of accounting, auditing or risk management. Currently, the chairman of the audit and compliance committee is Manuel Soto. Our standards for director independence may not necessarily be consistent with, or as stringent as, the standards for director independence established by the NYSE.
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

Item 16C. Principal Accountant Fees and Services
Amounts paid to the firms belonging to the Deloitte worldwide organization, the Group’s principal auditor, for statutory audit and other services were as follows:

	2010	2009	2008
	(in millions of euros)

Audit fees	21.6	19.6	18.3
Audit related fees (1)	10.7	11.0	10.4
Non-audit related fees (excluding tax services) (2)	1.7	1.5	3.4
Tax fees (3)	3.9	3.2	1.9
Other fees paid (4)	8.3	3.7	3.8

	46.2	39.0	37.8

(1)
Comprising €6.5 million in 2010, €6.8 million in 2009 and €5.9 million in 2008 for the audit of internal control pursuant to the requirements of the Sarbanes-Oxley Act and the review of the calculation of regulatory capital (Basel) and €4.2 million in 2010, €4.2 million in 2009 and €4.5 million in 2008 for other reports required by legal regulations issuing from the national supervisory bodies of the countries where the Group does business, notably the semi-annual audits and the reports prepared in compliance with the requirements of the US securities market (other than those required by the Sarbanes-Oxley Act). Additionally, the auditors were paid €5.4 million in 2010, €5.7 million in 2009 and €6.2 million in 2008, which related mainly to six monthly audits. The €6.2 million paid in 2008 were recognized as an increase in the cost of the business combination effected in that year.

(2)	The amounts invoiced for services other than audit which, during the past fiscal year, were principally those relating to securitization processes and financial studies.

(3)	All tax services have been approved by the audit and compliance committee of the board of directors.

(4)	Amounts invoiced for audits on purchases and other corporate transactions (due diligence).
The services commissioned from the Group’s auditors meet the independence requirements stipulated by the Account Auditing Act 19/1988, of July 12, as well as those included in the Sarbanes-Oxley Act of 2002, assumed by the Securities and Exchange Commission (SEC), and in the Rules and Regulations of the Board.
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
All non-audit services provided by the Group’s principal auditing firm or other auditing firms in 2010 were approved by the audit and compliance committee, and all such non-audit services to be provided in the future will also require approval from the audit and compliance committee.
The audit and compliance committee is regularly informed of all fees paid to the auditing firms by the Group companies.

Item 16D. Exemption from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The following table shows the repurchases of shares made by the Bank or any of its Affiliated Purchasers during 2010:

			(c) Total number of	(d) Maximum number (or
			shares (or units)	approximate dollar value) of
	(a) Total number of	(b) Average	purchased as part of	shares (or units) that may yet be
	shares (or units)	price paid per	publicly announced	purchased under the plans or
2010	purchased	share (or unit)	plans or programs	programs
January	103,421,817	10.72	—	—
February	100,233,852	9.69	—	—
March	27,491,992	9.61	—	—
April	108,950,854	9.14	—	—
May	99,873,110	8.69	—	—
June	22,295,623	7.64	—	—
July	124,779,560	9.60	—	—
August	50,604,177	8.98	—	—
September	28,677,511	9.44	—	—
October	44,174,049	9.44	—	—
November	52,209,355	7.97	—	—
December	32,020,740	7.92	—	—

Total	794,732,640

During 2010, all purchases and sales of equity securities were made in open-market transactions.
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
During the fiscal year 2010, none of the members of the appointments and remuneration committee was an executive director, member of senior management or a Bank employee, and no executive director or member of senior management has held a position on the board (or its remuneration committee) of companies that employ members of the appointments and remuneration committee.
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
The audit and compliance committee and the appointments and remuneration committee met 11 and 9 times, respectively, in 2010.
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
As of December 31, 2010, no waivers with respect to the General Code of Conduct had been applied for or granted.
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
1.1
By-laws (Estatutos) of Banco Santander, S.A. (incorporated by reference to Exhibit 1.1 to our Annual Report on Form 20-F for the year ended December 31, 2009, filed with the Securities and Exchange Commission on June 10, 2010).

1.2
By-laws (Estatutos) of Banco Santander, S.A., (English translation of By-laws set forth in Exhibit 1.1 hereto) (incorporated by reference to Exhibit 1.2 to our Annual Report on Form 20-F for the year ended December 31, 2009, filed with the Securities and Exchange Commission on June 10, 2010).

4.1 *
Restated Consortium and Shareholders Agreement dated April 1, 2010, among the Royal Bank of Scotland Group plc, Banco Santander, S.A., the State of the Netherlands and RFS Holdings B.V. (incorporated by reference to Exhibit 4.1 to our Annual Report on Form 20-F for the year ended December 31, 2009, filed with the Securities and Exchange Commission on June 10, 2010).

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
Date: June 6, 2011
INDEX TO FINANCIAL STATEMENTS
(a) Index to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Banco Santander, S.A.:
We have audited the accompanying consolidated balance sheets of Banco Santander, S.A. (the “Bank”) and Companies composing, together with the Bank, the Santander Group (the “Group”), as of December 31, 2010, 2009 and 2008, and the related consolidated income statements, statements of recognized income and expense, changes in total equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Bank’s directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2010, 2009, and 2008, and the results of its operations, its changes in equity, and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS-IASB”).
As discussed in Note 1.h. to the consolidated financial statements, the Group has retrospectively adjusted the consolidated statement of cash flows for the year ended December 31, 2009 as required by the amendment to International Accounting Standard 7.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Group’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 6, 2011 expressed an unqualified opinion on the Group’s internal control over financial reporting.
/s/ Deloitte, S.L.
DELOITTE, S.L.
Madrid, Spain
June 6, 2011

SANTANDER GROUP
CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2010, 2009 AND 2008
(Thousands of Euros)

	Note	2010	2009	2008
ASSETS
CASH AND BALANCES WITH CENTRAL BANKS		77,785,278	34,889,413	45,781,345

FINANCIAL ASSETS HELD FOR TRADING:		156,761,730	135,054,321	151,817,192
Loans and advances to credit institutions	6	16,216,136	5,952,956	5,149,584
Loans and advances to customers	10	755,175	10,076,412	684,348
Debt instruments	7	57,871,332	49,920,518	43,895,548
Equity instruments	8	8,850,318	9,248,022	6,272,403
Trading derivatives	9	73,068,769	59,856,413	95,815,309

OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS:		39,480,171	37,813,669	25,817,138
Loans and advances to credit institutions	6	18,831,109	16,242,609	8,911,906
Loans and advances to customers	10	7,777,403	8,328,516	8,972,707
Debt instruments	7	4,604,308	7,365,213	5,154,732
Equity instruments	8	8,267,351	5,877,331	2,777,793

AVAILABLE-FOR-SALE FINANCIAL ASSETS:		86,234,826	86,620,503	48,920,306
Debt instruments	7	79,688,813	79,289,337	42,547,677
Equity instruments	8	6,546,013	7,331,166	6,372,629

LOANS AND RECEIVABLES:		768,858,435	736,746,371	699,614,727
Loans and advances to credit institutions	6	44,808,106	57,641,042	64,730,787
Loans and advances to customers	10	715,621,319	664,145,998	617,231,380
Debt instruments	7	8,429,010	14,959,331	17,652,560

HELD-TO-MATURITY INVESTMENTS		—	—	—

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	36	1,464,203	1,419,841	2,402,736

HEDGING DERIVATIVES	11	8,227,013	7,833,850	9,698,132

NON-CURRENT ASSETS HELD FOR SALE	12	6,285,020	5,789,189	9,267,486

INVESTMENTS:		272,915	164,473	1,323,453
Associates	13	272,915	164,473	1,323,453
Jointly controlled entities		—	—	—

INSURANCE CONTRACTS LINKED TO PENSIONS	14	2,219,948	2,356,151	2,446,989

REINSURANCE ASSETS	15	546,392	416,822	458,388

TANGIBLE ASSETS:		11,141,637	8,995,735	8,501,552
Property, plant and equipment-		9,831,811	7,904,819	7,630,935
For own use	16	7,507,990	6,202,162	5,664,616
Leased out under an operating lease	16	2,323,821	1,702,657	1,966,319
Investment property	16	1,309,826	1,090,916	870,617

INTANGIBLE ASSETS:		28,064,379	25,643,414	20,623,267
Goodwill	17	24,622,345	22,865,056	18,836,199
Other intangible assets	18	3,442,034	2,778,358	1,787,068

TAX ASSETS:		22,572,333	20,654,815	16,953,613
Current		5,483,665	4,827,554	2,309,465
Deferred	27	17,088,668	15,827,261	14,644,148

OTHER ASSETS:	19	7,586,403	6,130,891	6,005,226
Inventories		455,107	518,833	620,774
Other		7,131,296	5,612,058	5,384,452

TOTAL ASSETS		1,217,500,683	1,110,529,458	1,049,631,550

LIABILITIES AND EQUITY
FINANCIAL LIABILITIES HELD FOR TRADING:		136,771,837	115,516,474	136,620,235
Deposits from central banks	20	12,605,204	2,985,488	9,109,857
Deposits from credit institutions	20	28,370,399	43,131,718	26,841,854
Customer deposits	21	7,848,954	4,658,372	4,896,065
Marketable debt securities	22	365,265	586,022	3,569,795
Trading derivatives	9	75,279,097	58,712,624	89,167,433
Short positions	9	12,302,918	5,139,730	3,035,231
Other financial liabilities	24	—	302,520	—

OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS:		51,019,749	42,371,301	28,639,359
Deposits from central banks	20	336,985	10,103,147	4,396,901
Deposits from credit institutions	20	19,263,029	12,744,848	9,733,268
Customer deposits	21	27,142,003	14,636,466	9,318,117
Marketable debt securities	22	4,277,732	4,886,840	5,191,073
Subordinated liabilities		—	—	—
Other financial liabilities		—	—	—

FINANCIAL LIABILITIES AT AMORTISED COST:		898,968,685	823,402,745	770,007,599
Deposits from central banks	20	8,644,043	22,345,110	9,211,957
Deposits from credit institutions	20	70,892,525	50,781,276	70,583,533
Customer deposits	21	581,384,862	487,681,399	406,015,268
Marketable debt securities	22	188,229,225	206,490,311	227,642,422
Subordinated liabilities	23	30,474,637	36,804,601	38,873,250
Other financial liabilities	24	19,343,393	19,300,048	17,681,169

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	36	810,376	806,418	440,136

HEDGING DERIVATIVES	11	6,633,628	5,191,077	5,957,611

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		54,584	293,512	49,688

LIABILITIES UNDER INSURANCE CONTRACTS	15	10,449,274	16,916,446	16,849,511

PROVISIONS:		15,659,853	17,532,739	17,736,259
Provisions for pensions and similar obligations	25	9,519,093	10,628,684	11,198,117
Provisions for taxes and other legal contingencies	25	3,670,184	3,283,339	2,363,706
Provisions for contingent liabilities and commitments	25	1,030,244	641,620	678,584
Other provisions	25	1,440,332	2,979,096	3,495,852

TAX LIABILITIES:		8,618,390	7,003,945	5,768,665
Current		4,306,246	3,337,444	2,304,599
Deferred	27	4,312,144	3,666,501	3,464,066

OTHER LIABILITIES	26	7,599,849	7,624,159	7,560,995

TOTAL LIABILITIES		1,136,586,225	1,036,658,816	989,630,058

EQUITY
SHAREHOLDERS’ EQUITY:	30	77,333,542	71,831,688	65,886,582
Share capital	31	4,164,561	4,114,413	3,997,030
Registered		4,164,561	4,114,413	3,997,030
Less: Uncalled capital		—	—	—
Share premium	32	29,457,152	29,305,257	28,103,802
Reserves	33	28,307,196	24,607,287	20,868,406
Accumulated reserves (losses)	33	28,254,649	24,539,624	21,158,869
Reserves (losses) of entities accounted for using the equity method	33	52,547	67,663	(290,463)
Other equity instruments	34	8,686,000	7,188,465	7,155,566
Equity component of compound financial instruments	34	1,668,049	—	—
Other	34	7,017,951	7,188,465	7,155,566
Less: Treasury shares	34	(192,288)	(29,755)	(421,198)
Profit for the year attributable to the Parent		8,180,909	8,942,538	8,876,414
Less: Dividends and remuneration	4	(1,269,988)	(2,296,517)	(2,693,438)

VALUATION ADJUSTMENTS:		(2,315,203)	(3,165,104)	(8,299,696)
Available-for-sale financial assets	29	(1,248,853)	645,345	79,293
Cash flow hedges	11	(171,762)	(255,498)	(309,883)
Hedges of net investments in foreign operations	29	(1,955,824)	296,686	1,467,289
Exchange differences	29	1,061,407	(3,851,826)	(9,424,871)
Non-current assets held for sale		—	189	36,878
Entities accounted for using the equity method	29	(171)	—	(148,402)
Other valuation adjustments		—	—	—

NON-CONTROLLING INTERESTS:	28	5,896,119	5,204,058	2,414,606
Valuation adjustments		838,415	45,228	(371,310)
Other		5,057,704	5,158,830	2,785,916

TOTAL EQUITY		80,914,458	73,870,642	60,001,492

TOTAL LIABILITIES AND EQUITY		1,217,500,683	1,110,529,458	1,049,631,550

MEMORANDUM ITEMS:
CONTINGENT LIABILITIES	35	59,795,253	59,256,076	65,323,194
CONTINGENT COMMITMENTS	35	203,709,393	163,530,756	131,725,006
The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated balance sheet at December 31, 2010.

SANTANDER GROUP
CONSOLIDATED INCOME STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Thousands of Euros)

		(Debit) Credit
	Notes	2010	2009	2008

Interest and similar income	38	52,906,754	53,173,004	55,043,546
Interest expense and similar charges	39	(23,682,375)	(26,874,462)	(37,505,084)
INTEREST INCOME / (CHARGES)		29,224,379	26,298,542	17,538,462
Income from equity instruments	40	362,068	436,474	552,757
Income from companies accounted for using the equity method	41	16,921	(520)	791,754
Fee and commission income	42	11,679,702	10,726,368	9,741,400
Fee and commission expense	43	(1,945,552)	(1,646,234)	(1,475,105)
Gains/losses on financial assets and liabilities (net)	44	2,164,423	3,801,645	2,892,249
Held for trading		1,311,812	2,098,449	566,828
Other financial instruments at fair value through profit or loss		70,028	197,993	607,309
Financial instruments not measured at fair value through profit or loss		791,430	1,630,858	1,722,651
Other		(8,847)	(125,655)	(4,539)
Exchange differences (net)	45	441,148	444,127	582,215
Other operating income		8,195,567	7,928,538	9,436,308
Income from insurance and reinsurance contracts issued	46	7,162,076	7,112,856	8,385,788
Sales and income from the provision of non-financial services	46	340,371	377,800	586,872
Other	46	693,120	437,882	463,648
Other operating expenses		(8,089,330)	(7,784,621)	(9,164,487)
Expenses of insurance and reinsurance contracts	46	(6,784,207)	(6,773,996)	(8,134,199)
Changes in inventories	46	(204,920)	(237,396)	(469,154)
Other	46	(1,100,203)	(773,229)	(561,134)
TOTAL INCOME		42,049,326	40,204,319	30,895,553
Administrative expenses		(16,255,988)	(14,824,605)	(11,665,857)
Personnel expenses	47	(9,329,556)	(8,450,283)	(6,813,351)
Other general administrative expenses	48	(6,926,432)	(6,374,322)	(4,852,506)
Depreciation and amortization	16 and 18	(1,939,984)	(1,596,445)	(1,239,590)
Provisions (net)	25	(1,132,621)	(1,792,123)	(1,640,561)
Impairment losses on financial assets (net)		(10,443,149)	(11,578,322)	(6,283,052)
Loans and receivables	10	(10,266,899)	(11,087,996)	(5,896,888)
Other financial instruments not measured at fair value through profit or loss	8	(176,250)	(490,326)	(386,164)
Impairment losses on other assets (net)		(285,864)	(164,630)	(1,049,226)
Goodwill and other intangible assets	17 and 18	(69,399)	(31,249)	(983,929)
Other assets		(216,465)	(133,381)	(65,297)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale	49	350,323	1,565,013	101,156
Negative goodwill on business combinations		—	—	—
Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations	50	(290,170)	(1,225,407)	1,730,902
OPERATING PROFIT / (LOSS) BEFORE TAX		12,051,873	10,587,800	10,849,325
Income tax	27	(2,923,190)	(1,206,610)	(1,836,052)
PROFIT FROM CONTINUING OPERATIONS		9,128,683	9,381,190	9,013,273
PROFIT (LOSS) FROM DISCONTINUED OPERATIONS (Net)	37	(26,922)	30,870	319,141
CONSOLIDATED PROFIT FOR THE YEAR		9,101,761	9,412,060	9,332,414
Profit attributable to the Parent		8,180,909	8,942,538	8,876,414
Profit attributable to non-controlling interests	28	920,852	469,522	456,000

EARNINGS PER SHARE
From continuing and discontinued operations
Basic earnings per share (euros)	4	0.9418	1.0454	1.2207
Diluted earnings per share (euros)	4	0.9356	1.0382	1.2133
From continuing operations
Basic earnings per share (euros)	4	0.9449	1.0422	1.1780
Diluted earnings per share (euros)	4	0.9387	1.0350	1.1709
The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated income statement for the year ended December 31, 2010.

SANTANDER GROUP
CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Thousands of Euros)

	2010	2009	2008

CONSOLIDATED PROFIT FOR THE YEAR	9,101,761	9,412,060	9,332,414

OTHER RECOGNIZED INCOME AND EXPENSE	1,643,088	5,551,130	(9,319,420)
Available-for-sale financial assets:	(2,719,375)	1,253,709	(2,043,666)
Revaluation gains/(losses)	(1,863,743)	2,132,897	(3,539,079)
Amounts transferred to income statement	(855,632)	(777,149)	1,571,044
Other reclassifications	—	(102,039)	(75,631)
Cash flow hedges:	117,103	73,172	(374,700)
Revaluation gains/(losses)	(88,704)	160,387	(479,905)
Amounts transferred to income statement	205,807	(40,852)	15,060
Amounts transferred to initial carrying amount of hedged items	—	—	—
Other reclassifications	—	(46,363)	90,145
Hedges of net investments in foreign operations:	(2,252,510)	(1,170,603)	828,815
Revaluation gains/(losses)	(2,443,625)	(1,221,590)	828,815
Amounts transferred to income statement	191,115	50,987	—
Other reclassifications	—	—	—
Exchange differences:	5,704,027	5,914,974	(8,423,459)
Revaluation gains/(losses)	5,986,471	5,943,755	(8,640,444)
Amounts transferred to income statement	(282,444)	(28,781)	216,985
Other reclassifications	—	—	—
Non-current assets held for sale:	(48)	(36,830)	36,878
Revaluation gains/(losses)	(48)	(36,830)	—
Amounts transferred to income statement	—	—	—
Other reclassifications	—	—	36,878
Actuarial gains/(losses) on pension plans	—	—	—
Entities accounted for using the equity method:	(171)	148,402	(146,562)
Revaluation gains/(losses)	(171)	—	(149,073)
Amounts transferred to income statement	—	—	43,728
Other reclassifications	—	148,402	(41,217)
Other recognized income and expense	—	—	—
Income tax	794,062	(631,694)	803,274

TOTAL RECOGNIZED INCOME AND EXPENSE	10,744,849	14,963,190	12,994
Attributable to the Parent	9,030,810	14,077,130	(145,318)
Attributable to non-controlling interests	1,714,039	886,060	158,312
The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of recognized income and expense for the year ended December 31, 2010.

SANTANDER GROUP
CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Thousands of Euros)

	Equity Attributable to the Parent
	Shareholders’ Equity
			Reserves
				Reserves
				(Losses)
				of Entities			Profit for	Less:
			Accumulated	Accounted for	Other	Less:	the Year	Dividends	Total			Non-
	Share	Share	Reserves	Using the Equity	Equity	Treasury	Attributable to	and	Shareholders’	Valuation		Controlling	Total
	Capital	Premium	(Losses)	Method	Instruments	Shares	the Parent	Remuneration	Equity	Adjustments	Total	Interests	Equity

Ending balance at 12/31/09	4,114,413	29,305,257	24,539,624	67,663	7,188,465	(29,755)	8,942,538	(2,296,517)	71,831,688	(3,165,104)	68,666,584	5,204,058	73,870,642
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted beginning balance	4,114,413	29,305,257	24,539,624	67,663	7,188,465	(29,755)	8,942,538	(2,296,517)	71,831,688	(3,165,104)	68,666,584	5,204,058	73,870,642
Total recognized income and expense	—	—	—	—	—	—	8,180,909	—	8,180,909	849,901	9,030,810	1,714,039	10,744,849
Other changes in equity	50,148	151,895	3,715,025	(15,116)	1,497,535	(162,533)	(8,942,538)	1,026,529	(2,679,055)	—	(2,679,055)	(1,021,978)	(3,701,033)
Capital increases	50,148	161,925	(44,357)	—	(167,716)	—	—	—	—	—	—	—	—
Capital reductions	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—
Increases in other equity instruments	—	—	—	—	1,820,869	—	—	—	1,820,869	—	1,820,869	—	1,820,869
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—
Distribution of dividends	—	—	(1,825,367)	—	—	—	—	(1,269,988)	(3,095,355)	—	(3,095,355)	(399,876)	(3,495,231)
Transactions involving own equity instruments (net)	—	—	(18,429)	—	—	(162,533)	—	—	(180,962)	—	(180,962)	—	(180,962)
Transfers between equity items	—	(10,030)	6,713,241	(15,116)	(42,074)	—	(8,942,538)	2,296,517	—	—	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	101,189	101,189
Equity-instrument-based payments	—	—	—	—	(113,560)	—	—	—	(113,560)	—	(113,560)	—	(113,560)
Other increases/(decreases) in equity	—	—	(1,110,063)	—	16	—	—	—	(1,110,047)	—	(1,110,047)	(723,291)	(1,833,338)
Ending balance at 12/31/10	4,164,561	29,457,152	28,254,649	52,547	8,686,000	(192,288)	8,180,909	(1,269,988)	77,333,542	(2,315,203)	75,018,339	5,896,119	80,914,458
The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of changes in total equity for the year ended December 31, 2010.

SANTANDER GROUP
CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Thousands of Euros)

	Equity Attributable to the Parent
	Shareholders’ Equity
			Reserves
				Reserves
				(Losses)
				of Entities			Profit for	Less:
			Accumulated	Accounted for	Other	Less:	the Year	Dividends	Total			Non-
	Share	Share	Reserves	Using the Equity	Equity	Treasury	Attributable to	and	Shareholders’	Valuation		Controlling	Total
	Capital	Premium	(Losses)	Method	Instruments	Shares	the Parent	Remuneration	Equity	Adjustments	Total	Interests	Equity

Ending balance at 12/31/08	3,997,030	28,103,802	21,158,869	(290,463)	7,155,566	(421,198)	8,876,414	(2,693,438)	65,886,582	(8,299,696)	57,586,886	2,414,606	60,001,492
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted beginning balance	3,997,030	28,103,802	21,158,869	(290,463)	7,155,566	(421,198)	8,876,414	(2,693,438)	65,886,582	(8,299,696)	57,586,886	2,414,606	60,001,492
Total recognized income and expense	—	—	—	—	—	—	8,942,538	—	8,942,538	5,134,592	14,077,130	886,060	14,963,190
Other changes in equity	117,383	1,201,455	3,380,755	358,126	32,899	391,443	(8,876,414)	396,921	(2,997,432)	—	(2,997,432)	1,903,392	(1,094,040)
Capital increases	117,383	1,224,930	(88,431)	—	(3,769)	—	—	—	1,250,113	—	1,250,113	2,187,547	3,437,660
Capital reductions	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—
Increases in other equity instruments	—	—	—	—	147,805	—	—	—	147,805	—	147,805	—	147,805
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—
Distribution of dividends	—	—	(2,118,895)	—	—	—	—	(2,296,517)	(4,415,412)	—	(4,415,412)	(232,948)	(4,648,360)
Transactions involving own equity instruments (net)	—	—	320,761	—	—	391,443	—	—	712,204	—	712,204	—	712,204
Transfers between equity items	—	(23,475)	5,890,770	358,126	(42,445)	—	(8,876,414)	2,693,438	—	—	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	(10,330)	(10,330)
Equity-instrument-based payments	—	—	—	—	(76,252)	—	—	—	(76,252)	—	(76,252)	—	(76,252)
Other increases/(decreases) in equity	—	—	(623,450)	—	7,560	—	—	—	(615,890)	—	(615,890)	(40,877)	(656,767)
Ending balance at 12/31/09	4,114,413	29,305,257	24,539,624	67,663	7,188,465	(29,755)	8,942,538	(2,296,517)	71,831,688	(3,165,104)	68,666,584	5,204,058	73,870,642
The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of changes in total equity for the year ended December 31, 2010.

SANTANDER GROUP
CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008 (Continued)
(Thousands of Euros)

	Equity Attributable to the Parent
	Shareholders’ Equity
			Reserves
				Reserves
				(Losses)
				of Entities			Profit for	Less:
			Accumulated	Accounted for	Other	Less:	the Year	Dividends	Total			Non-
	Share	Share	Reserves	Using the Equity	Equity	Treasury	Attributable to	and	Shareholders’	Valuation		Controlling	Total
	Capital	Premium	(Losses)	Method	Instruments	Shares	the Parent	Remuneration	Equity	Adjustments	Total	Interests	Equity

Ending balance at 12/31/07	3,127,148	20,370,128	15,475,993	895,437	7,086,881	(192)	9,060,258	(1,537,807)	54,477,846	722,036	55,199,882	2,358,269	57,558,151
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted beginning balance	3,127,148	20,370,128	15,475,993	895,437	7,086,881	(192)	9,060,258	(1,537,807)	54,477,846	722,036	55,199,882	2,358,269	57,558,151
Total recognized income and expense	—	—	—	—	—	—	8,876,414	—	8,876,414	(9,021,732)	(145,318)	158,312	12,994
Other changes in equity	869,882	7,733,674	5,682,876	(1,185,900)	68,685	(421,006)	(9,060,258)	(1,155,631)	2,532,322	—	2,532,322	(101,975)	2,430,347
Capital increases	869,882	7,907,651	(134,197)	—	—	—	—	—	8,643,336	—	8,643,336	73,975	8,717,311
Capital reductions	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—
Increases in other equity instruments	—	—	—	—	107,644	—	—	—	107,644	—	107,644	—	107,644
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—
Distribution of dividends	—	—	(4,070,179)	—	—	—	—	(1,155,631)	(5,225,810)	—	(5,225,810)	(240,620)	(5,466,430)
Transactions involving own equity instruments (net)	—	—	12,249	—	—	(421,006)	—	—	(408,757)	—	(408,757)	—	(408,757)
Transfers between equity items	—	(173,977)	10,421,154	(1,185,900)	(1,019)	—	(9,060,258)	—	—	—	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—
Equity-instrument-based payments	—	—	—	—	(37,940)	—	—	—	(37,940)	—	(37,940)	—	(37,940)
Other increases/(decreases) in equity	—	—	(546,151)	—	—	—	—	—	(546,151)	—	(546,151)	64,670	(481,481)
Ending balance at 12/31/08	3,997,030	28,103,802	21,158,869	(290,463)	7,155,566	(421,198)	8,876,414	(2,693,438)	65,886,582	(8,299,696)	57,586,886	2,414,606	60,001,492
The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of changes in total equity for the year ended December 31, 2010.

SANTANDER GROUP
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Thousands of Euros)

	2010	2009 (*)	2008

A. CASH FLOWS FROM OPERATING ACTIVITIES:	51,874,233	(18,035,526)	15,827,165

Consolidated profit for the year	9,101,761	9,412,060	9,332,414
Adjustments made to obtain the cash flows from operating activities-	17,849,063	15,558,115	10,254,304
Depreciation and amortization	1,939,984	1,596,445	1,269,527
Other adjustments	15,909,079	13,961,670	8,984,777
Net increase/decrease in operating assets-	28,486,803	23,749,168	70,560,851
Financial assets held for trading	6,309,594	(10,145,789)	(8,175,164)
Other financial assets at fair value through profit or loss	412,899	11,553,038	(453,996)
Available-for-sale financial assets	(3,144,943)	30,417,303	(3,249,597)
Loans and receivables	18,480,649	(11,195,718)	79,907,831
Other operating assets	6,428,604	3,120,334	2,531,777
Net increase/decrease in operating liabilities-	55,488,257	(17,729,540)	68,246,416
Financial liabilities held for trading	7,582,939	(14,436,807)	11,080,000
Other financial liabilities at fair value through profit or loss	285,192	6,729,640	(11,078,643)
Financial liabilities at amortized cost	47,274,149	(10,206,053)	70,455,437
Other operating liabilities	345,977	183,680	(2,210,378)
Income tax recovered/paid	(2,078,045)	(1,526,993)	(1,445,118)

B. CASH FLOWS FROM INVESTING ACTIVITIES:	(2,634,789)	2,884,124	950,026

Payments-	5,310,382	5,340,862	4,241,797
Tangible assets	3,634,889	1,879,565	2,737,784
Intangible assets	1,504,615	3,222,774	750,440
Investments	10,878	13,523	753,573
Subsidiaries and other business units	160,000	225,000	—
Non-current assets held for sale and associated liabilities	—	—	—
Held-to-maturity investments	—	—	—
Other payments related to investing activities	—	—	—
Proceeds-	2,675,593	8,224,986	5,191,823
Tangible assets	696,066	1,175,834	1,509,291
Intangible assets	9,706	1,320,677	—
Investments	104,197	13,888	44,607
Subsidiaries and other business units	32,777	756,112	828,346
Non-current assets held for sale and associated liabilities	1,832,847	4,958,475	2,809,579
Held-to-maturity investments	—	—	—
Other proceeds related to investing activities	—	—	—

C. CASH FLOWS FROM FINANCING ACTIVITIES:	(11,301,009)	433,148	432,327

Payments-	21,470,012	18,281,063	14,321,999
Dividends	4,107,007	4,386,550	4,243,021
Subordinated liabilities	7,727,191	4,245,272	1,315,190
Redemption of own equity instruments	—	—	—
Acquisition of own equity instruments	7,372,022	9,263,615	7,842,820
Other payments related to financing activities	2,263,792	385,626	920,968
Proceeds-	10,169,003	18,714,211	14,754,326
Subordinated liabilities	286,701	3,653,548	311,835
Issuance of own equity instruments	—	—	7,020,677
Disposal of own equity instruments	7,191,060	9,975,819	7,421,814
Other proceeds related to financing activities	2,691,242	5,084,844	—
D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES	4,957,430	3,826,322	(2,490,948)
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	42,895,865	(10,891,932)	14,718,570
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	34,889,413	45,781,345	31,062,775
G. CASH AND CASH EQUIVALENTS AT END OF YEAR	77,785,278	34,889,413	45,781,345
COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF YEAR:
Cash	5,515,130	5,171,858	4,407,124
Cash equivalents at central banks	72,270,148	29,717,555	41,374,221
Other financial assets	—	—	—
Less: Bank overdrafts refundable on demand	—	—	—

TOTAL CASH AND CASH EQUIVALENTS AT END OF YEAR	77,785,278	34,889,413	45,781,345

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of cash flows for the year ended December 31, 2010.

(*)	Cash flows for the year ended December 31, 2009 have been restated in accordance with the amendment to IAS 7. See Note 1.h to the consolidated financial statements.

Banco Santander, S.A. and Companies composing the Santander Group
Notes to the consolidated financial statements
for the year ended December 31, 2010
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
In addition to the operations carried on directly by it, the Bank is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, Santander Group (“the Group” or “Santander Group”). Therefore, the Bank is obliged to prepare, in addition to its own separate financial statements, the Group’s consolidated financial statements, which also include the interests in joint ventures and investments in associates.
The Group’s consolidated financial statements for 2008 were approved by the shareholders at the Bank’s annual general meeting on June 19, 2009. The Group’s consolidated financial statements for 2009 were approved by the shareholders at the Bank’s annual general meeting on June 11, 2010. The 2010 consolidated financial statements of the Group and the 2010 financial statements of the Bank and of substantially all the Group companies have not yet been approved by their shareholders at the respective annual general meetings. However, the Bank’s board of directors considers that the aforementioned financial statements will be approved without any changes.
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
The Group’s consolidated financial statements for 2010, 2009 and 2008 were formally prepared by the Bank’s directors (at the board meeting on March 21, 2011) in accordance with International Financial Reporting Standards as adopted by the European Union and with Bank of Spain Circular 4/2004 and Spanish corporate and commercial law applicable to the Group and in compliance with IFRS as issued by the International Accounting Standards Board (“IFRS — IASB” and together with IFRS adopted by the European Union, “IFRS”), using the basis of consolidation, accounting policies and measurement bases set forth in Note 2 to these consolidated financial statements and, accordingly, they present fairly the Group’s equity and financial position at December 31, 2010 and the consolidated results of its operations, the changes in the consolidated equity and the consolidated cash flows in 2010. These consolidated financial statements were prepared from the separate accounting records of the Bank and of each of the companies composing the Group, and include the adjustments and reclassifications required to unify the accounting policies and measurement bases applied by the Group.

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
Adoption of new standards and interpretations issued
The following standards and interpretations, which were adopted by the European Union, came into force in 2010:
•
Revision of IFRS 3, Business Combinations and Amendment to IAS 27, Consolidated and Separate Financial Statements: introduce significant changes in several matters relating to accounting for business combinations. These changes include most notably the following: acquisition costs must be expensed, rather than recognized as an increase in the cost of the business combination; in step acquisitions the acquirer must remeasure at fair value the investment held prior to the date that control is obtained; transactions with non-controlling interests are accounted for as equity transactions while control is retained; and there is an option to measure at fair value the non-controlling interests of the acquiree, as opposed to the single current treatment of measuring them as the proportionate share of the fair value of the net assets acquired.

The amendments to IAS 27 also revised certain aspect of IAS 7, Statements of Cash Flows, whereby the cash flows relating to changes in ownership of a subsidiary that do not give rise to a loss of control are classified as cash flows from financing activities. This amendment must be applied retrospectively.

In 2010 the Group applied the aforementioned revised standards to the recognition of business combinations (acquisitions) performed in the year (see Note 3) and to the transactions carried out with non-controlling interests that did not result in a change in control of the corresponding units (see, in Note 3, the transactions performed with the non-controlling interests of Banco Santander México, Santander BanCorp and Santander Brasil).

•
Amendment to IAS 39, Eligible Hedged Items: this amendment establishes that inflation may only be designated as a hedged item if it is a contractually specified portion of the cash flows to be hedged. Only the intrinsic value and not the time value of a purchased option may be used as a hedging instrument.

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

•	IFRIC 12, Service Concession Arrangements: owing to the nature of this interpretation, its application does not affect the consolidated financial statements.

•
IFRIC 17, Distributions of Non-Cash Assets to Owners: this interpretation applies to the accounting treatment of distributions of non-cash assets to an entity’s owners (“dividends in kind”), although its scope does not include distributions of assets within a group or between jointly controlled entities. The interpretation states that an entity must measure such liabilities at the fair value of the asset to be distributed and that any difference between the carrying amount of the dividend payable and the carrying amount of the asset distributed must be recognized in profit or loss.

•
IFRIC 18, Transfers of Assets from Customers: this interpretation clarifies the requirements for agreements in which an entity receives from customers items of property, plant or equipment (or cash to construct such items) that must be used to connect those customers to a network (e.g. electricity, gas or water supply).

The application of these accounting standards and interpretations did not have a material effect on the Group’s consolidated financial statements, except those indicated.
Various Bank of Spain Circulars relating to accounting aspects also came into force in 2010, notably the following:
•
Bank of Spain Circular 3/2010, of June 29: building on the experience accumulated over recent years and taking into consideration the current economic situation, the Bank of Spain reviewed the references established in Circular 4/2004 for determining allowances and provisions for insolvency risk attributable to the borrower, and the consideration that must be made of guarantees received.

•
Bank of Spain Circular 7/2010 on the implementation of certain aspects of the mortgage market establishes the essential data of the special accounting recognition that the issuer must include in its financial statements, and the minimum content of the note to the financial statements of activities, which includes the express representation of the board of directors or equivalent body of the credit institution with regard to the existence of express policies and procedures on its activity in the mortgage market in Spain.

•
Bank of Spain Circular 8/2010, of 22 December, amends Bank of Spain Circular 4/2004, of December 22, in order to adapt it to the amendments introduced in the International Financial Reporting Standards adopted by the European Union, primarily the amendments to IFRS 3 and IAS 27.

Also, at the date of preparation of these consolidated financial statements the following standards and interpretations with effective dates subsequent to December 31, 2010 were in force:
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

•
Revision of IAS 24, Related Party Disclosures (obligatory for years beginning on or after January 1, 2011): the revised IAS 24 addresses related party disclosures in financial statements. There are two new basic features. Firstly, it provides a partial exemption from certain disclosure requirements when the transactions are between state-controlled entities or government-related entities (or equivalent government institution) and, secondly, it simplifies the definition of a related party, clarifying its intended meaning and eliminating inconsistencies from the definition.

•
Amendments to IFRIC 14, Prepayments of a Minimum Funding Requirement (obligatory for years beginning on or after January 1, 2011): these amendments remedy the fact that in some circumstances entities could not recognize certain voluntary prepayments as assets.

•
IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments (obligatory for years beginning on or after July 1, 2010): this interpretation addresses the accounting by a debtor when all or part of a financial liability is extinguished through the issue of equity instruments to the creditor. The interpretation does not apply to transactions in situations where the counterparties in question are shareholders or related parties, acting in their capacity as such, or where extinguishing the financial liability by issuing equity shares is in accordance with the original terms of the financial liability. In this case, the equity instruments issued are measured at fair value at the date the liability is extinguished and any difference between this value and the carrying amount of the liability is recognized in profit or loss.

The application of these accounting standards and interpretations is not expected to have a material effect on the Group’s consolidated financial statements.
At the date of preparation of these consolidated financial statements, the following standards and interpretations with effective dates subsequent to December 31, 2010 had not yet been adopted by the European Union:
•
IFRS 9, Financial Instruments: Classification and Measurement (obligatory as from January 1, 2013), which will in the future replace the part of the current IAS 39 relating to the classification and measurement of financial assets, has been postponed by the European Union. IFRS 9 presents significant differences with respect to the current standard, including the approval of a new classification model based on only two categories, namely instruments measured at amortized cost and those measured at fair value, the disappearance of the current Held-to-maturity investments and Available-for-sale financial assets categories, impairment analyses only for assets measured at amortized cost and the non-separation of embedded derivatives in financial contracts.

•
Amendment to IFRS 7, Financial Instruments: Disclosures (obligatory for years beginning on or after July 1, 2011) — Transfers of Financial Assets. This amendment enhances disclosures about transfers of assets, both those in which the assets are not derecognized and mainly those that qualify for derecognition but for which the entity retains continuing involvement.

•
Amendments to IAS 12, Income Taxes: these amendments incorporate the requirement to measure deferred tax assets and liabilities relating to investment property depending on whether the entity expects to recover the carrying amount of the asset through use or sale.

•	Amendment to IFRS 1 relating to the presentation of financial statements following a period of hyperinflation.

•
IFRS 10, Consolidated Financial Statements (obligatory as from January 1, 2013), which will replace the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation — Special Purpose Entities by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee. Under IFRS 10, control is based on whether an investor has 1) power over the investee; 2) exposure, or rights, to variable returns from its involvement with the investee; and 3) the ability to use its power over the investee to affect the amount of the returns. The requirements relating to separate financial statements remain unchanged and are included in the amended IAS 27 Separate Financial Statements. The other portions of IAS 27 will be replaced by IFRS 10.

•
IFRS 11, Joint Arrangements (obligatory as from January 1, 2013): introduces new accounting requirements for joint arrangements, replacing IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities Non-monetary Contributions by Ventures. The option to apply the proportional consolidation method when accounting for jointly controlled entities is removed. Additionally, IFRS 11 eliminates jointly controlled assets and jointly controlled operations (as defined under IAS 31) to now only differentiate between joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control have rights to the net assets.

•
IFRS 12, Disclosure of Interests in Other Entities (obligatory as from January 1, 2013): requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement. The objective of IFRS 12 is to require information so that financial statement users may evaluate the basis of control, any restrictions on consolidated assets and liabilities, risk exposures arising from involvements with unconsolidated structured entities and non-controlling interest holders’ involvement in the activities of consolidated entities.

•
As the amended IAS 27 Separate Financial Statements above mentioned, the Amendment to IAS 28, Investments in Associates and Joint Ventures (obligatory as from January 1, 2013): includes conforming changes based on the issuance of IFRS 10, IFRS 11 and IFRS 12.

•	IFRS 13, Fair Value Measurement (obligatory as from January 1, 2013), which will replace the guidance on fair value measurement in existing IFRS accounting literature with a single standard.
The future impact that the adoption of these standards could have has not been determined as of the date of this report.
All accounting policies and measurement bases with a material effect on the 2010 consolidated financial statements were applied in their preparation.
c)	Use of estimates

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
i. Disputed corporate resolutions
The directors of the Bank and their legal advisers consider that the objection to certain resolutions adopted by the Bank’s shareholders at the general meetings on January 18, 2000, March 4, 2000, March 10 2001, February 9, 2002, June 24, 2002, June 21, 2003, June 19, 2004, June 18, 2005 and June 11, 2010 will have no effect on the financial statements of the Bank and the Group.
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

On November 29, 2002, the Santander Court of First Instance number 2 dismissed in full the claims contesting the resolutions adopted by the shareholders at the general meeting on March 4, 2000. The plaintiffs filed an appeal against the judgment. On July 5, 2004, the Cantabria Provincial Appellate Court dismissed the appeal. One of the appellants prepared and filed an extraordinary appeal on grounds of procedural infringements and a cassation appeal against the judgment, which were not given leave to proceed by order of the Supreme Court of July 31, 2007.
On March 12, 2002, the Santander Court of First Instance number 4 dismissed in full the claims contesting the resolutions adopted by the shareholders at the general meeting on March 10, 2001. The plaintiffs filed an appeal against the judgment. On April 13, 2004, the Cantabria Provincial Appellate Court dismissed the appeals. One of the appellants prepared and filed an extraordinary appeal on grounds of procedural infringements and a cassation appeal against the judgment, which were not given leave to proceed by order of the Supreme Court of November 6, 2007.
On September 9, 2002, the Santander Court of First Instance number 5 dismissed in full the claim contesting the resolutions adopted by the shareholders at the general meeting on February 9, 2002. The plaintiff filed an appeal against the judgment. On January 14, 2004, the Cantabria Provincial Appellate Court dismissed the appeal. The appellant prepared and filed an extraordinary appeal on grounds of procedural infringements and a cassation appeal against the judgment, which were not given leave to proceed by order of the Supreme Court of May 8, 2007.
On May 29, 2003, the Santander Court of First Instance number 6 dismissed in full the claim contesting the resolutions adopted by the shareholders at the general meeting on June 24, 2002. The plaintiffs filed an appeal against the judgment. On November 15, 2005, the Cantabria Provincial Appellate Court dismissed the appeal in full. The appellants filed an extraordinary appeal on grounds of procedural infringements and a cassation appeal against the judgment. The Bank appeared as a party to the two appeals and filed pleadings with respect to the inadmissibility thereof. In the order dated September 23, 2008 the Supreme Court refused leave to proceed with the aforementioned appeals.
On November 23, 2007, the Santander Court of First Instance number 7 dismissed in full the claims contesting the resolutions adopted by the shareholders at the annual general meeting on June 21, 2003. The plaintiffs filed an appeal against the judgment. The court was notified of the decease of one of the appellants and the court considered his appeal to have been withdrawn on the grounds of his decease and the failure to appear of his heirs. The other three appeals filed were dismissed in full by the Cantabria Provincial Appellate Court on June 30, 2009. The appellants filed an extraordinary appeal on grounds of procedural infringements and a cassation appeal against this judgment, and the appeal filed by one of the three appellants was refused leave to proceed by the Provincial Appellate Court. The cassation appeals filed against the judgments that dismissed the claims contesting the resolutions adopted at the annual general meeting on June 21, 2003 were not given leave to proceed by order of the Supreme Court of January 25, 2011.
On October 28, 2005, the Santander Court of First Instance number 8 dismissed in full the claims contesting the resolutions adopted by the shareholders at the general meeting on June 19, 2004. The plaintiffs filed an appeal against the judgment. In a Judgment dated June 28, 2007 the Cantabria Provincial Appellate Court dismissed the appeals in full. Against this judgment the plaintiffs prepared and filed cassation appeals and extraordinary appeals on the grounds of procedural infringements. The cassation appeal and extraordinary appeal for procedural infringement filed by one of the appellants were refused leave to proceed due to the decease of the appellant and the failure to appear of his heirs. The other two appeals were refused leave to proceed by order of the Supreme Court of October 27, 2009.
On July 13, 2007, the Santander Court of First Instance number 10 dismissed in full the claims contesting the resolutions adopted by the shareholders at the general meeting on June 18, 2005. The plaintiffs filed an appeal against the judgment. In a judgment dated May 14, 2009 the Cantabria Provincial Appellate Court dismissed the appeals in full. Against this judgment the plaintiffs prepared and filed a cassation appeal and an extraordinary appeal on the grounds of procedural infringements, and these appeals are still being processed at the Supreme Court.
Proceeding under Civil Procedure Law (case no. 5/2011) conducted before the Mercantile Court no. 1 of Santander following a claim contesting the resolutions adopted by the shareholders at the general meeting held on June 11, 2010. The Bank filed the statement of defense on May 20, 2011.

ii. Credit assignment transactions
Following the prolonged investigations carried out since 1992 by the Madrid Central Examining Court number 3, and the repeated applications by the Public Prosecutor’s Office and the Government Lawyer, as the representative of the Public Treasury, to have the case against the Bank and its executives dismissed and struck off, the trial commenced at Panel One of the Criminal Chamber of the National Appellate Court and after the debate on preliminary issues was held at the end of November 2006, without the appearance of the Government Lawyer, in which the Public Prosecutor’s Office reiterated its appeal to set aside the trial and interrupt the proceedings, on December 20, 2006, the Criminal Chamber of the National Appellate Court ordered the dismissal of the proceedings, as requested by the Public Prosecutor’s Office and the private prosecution.
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
The appeal filed by the Association for the Defense of Investors and Customers against the aforementioned Supreme Court decision was given leave to proceed by the Spanish Constitutional Court.
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
From an economic standpoint, capital management seeks to optimize value creation at the Group and at its constituent business units. To this end, the economic capital, RORAC (Return on Risk Adjusted Capital) and value creation data for each business unit are generated, analyzed and reported to the management committee on a quarterly basis. Within the framework of the internal capital adequacy assessment process (Pillar II of the Basel Capital Accord), the Group uses an economic capital measurement model with the objective of ensuring that there is sufficient capital available to support all the risks of its activity in various economic scenarios, with the solvency levels agreed upon by the Group.
In order to adequately manage the Group’s capital, it is essential to estimate and analyze future needs, in anticipation of the various phases of the business cycle. Projections of regulatory and economic capital are made based on the budgetary information (balance sheet, income statement, etc.) and on macroeconomic scenarios defined by the Economic Research Service. These estimates are used by the Group as a reference to plan the management actions (issues, securitizations, etc.) required to achieve its capital targets.
In addition, certain stress scenarios are simulated in order to assess the availability of capital in adverse situations. These scenarios are based on sharp fluctuations in macroeconomic variables, GDP, interest rates, stock market indexes, etc. that mirror historical crises that could happen again.
Bank of Spain Circular 3/2008 on the calculation and control of minimum capital requirements, which has been in force since June 2008, was partially amended in certain aspects by Circular 9/2010. Prior to the implementation of the new capital regulations known as Basel III, which will be carried out progressively from 2013 to 2019 through the corresponding European Directive, the current Bank of Spain Circular introduces new developments with regard to capital requirements (Pillar I), the possibility of using internal ratings-based (IRB) classifications and methods for calculating risk-weighted exposures, and the inclusion therein of operational risk. The objective is to render the regulatory requirements more sensitive to the risks actually borne by the entities in the performance of their business activities. Also, the new Circular established a supervisory review system to improve internal risk management and internal capital adequacy assessment based on the risk profile (Pillar II), and incorporates elements relating to disclosures and market discipline (Pillar III).

Santander Group intends to adopt, over the next few years, the advanced internal ratings-based (AIRB) approach under Basel II for substantially all its banks, until the percentage of net exposure of the loan portfolio covered by this approach exceeds 90%. The attainment of this short-term objective also depends on the acquisitions of new entities and the need for the various supervisors to coordinate the validation processes of these internal approaches. The Group is present in geographical areas where there is a common legal framework among supervisors, as is the case in Europe through the Capital Requirements Directive. However, in other jurisdictions, the same process is subject to the framework of cooperation between the home and host country supervisors under different legislations, which in practice entails adapting to the different criteria and timetables in order to obtain authorization to use the advanced approaches on a consolidated basis.
Accordingly, Santander Group continued in 2010 with the project for the progressive implementation of the technology platforms and methodological improvements required for the roll-out of the AIRB approaches for regulatory capital calculation purposes at the remaining Group units. Santander Group has obtained authorization from the supervisory authorities to use advanced approaches for the calculation of regulatory capital requirements for credit risk for the Parent and the main subsidiaries in Spain, the United Kingdom and Portugal, which represents nearly two thirds of its total exposure at 2010 year-end. The Group’s Basel implementation strategy is focused on obtaining authorization for the use of AIRB approaches at the main entities in the Americas and at consumer banking entities in Europe.
As regards the other risks explicitly addressed in Pillar I of the Basel Capital Accord, Santander Group was authorized to use its internal model for market risk with respect to the treasury area’s trading activities in Madrid and in 2010 it obtained authorization for the Chile and Portugal units, thus continuing implementation of the roll-out plan it submitted to the Bank of Spain for the other units.
With regard to operational risk, the Group considers that the internal model should be developed primarily on the basis of the experience accumulated in managing the entity through the corporate guidelines and criteria established after assuming control, which are a distinctive feature of Santander Group. The Group has performed numerous acquisitions in recent years and, as a result, a longer maturity period will be required in order to develop the internal model based on its own management experience of the various acquired entities. However, although the Group has decided to use the standardized approach for regulatory capital calculation purposes, it is considering the possibility of adopting AMA approaches once it has collated sufficient data using its own management model in order to make full use of the positive qualities that are characteristic of the Group.
Throughout 2010 Santander Group took part in the impact studies steered by the Basel Committee and CEBS, and coordinated locally by the Bank of Spain to gauge the impact of the new Basel III regulations which, when implemented, will establish new capital and liquidity standards with stricter and more standardized criteria at international level.
Santander Group’s eligible capital at 2010, 2009 and 2008 year-end exceeded the minimum requirements.
Royal Decree-Law 2/2011, approved on February 18, 2011, establishes the implementing regulations of the “Plan for Strengthening the Financial Sector” published in January 2011 by the Ministry of Economy and Finance, which aims, inter alia, to establish certain minimum requirements for core capital, in advance of those established by Basel III, to be met before autumn 2011. At the date of these financial statements, the Group met these minimum requirements for core capital.
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
It should be noted that from January 1, 2011 to the date on which these financial statements were authorized for issue, the following significant events occurred in Santander Group:
•
At its meeting of January 13, 2011, the Bank’s executive committee resolved to apply the Santander Dividendo Elección programme on the dates on which the third interim dividend is traditionally paid, whereby the shareholders were offered the option of receiving an amount equivalent to said dividend, the gross amount of which was EUR 0.117 per share, in shares or cash. Accordingly, an amount equal to the third interim dividend was paid in part in February 2011 in the form of a cash payment of EUR 129,189 thousand and the remainder through the delivery of bonus shares valued at EUR 845,318 thousand.

•
On February 3, 2011, the Bank announced the payment of the fourth dividend for 2010 for a gross amount of EUR 0.228766 per share, which was paid in cash on May 1, 2011. With this dividend, which was the final dividend if the proposed distribution of profit to be submitted to the shareholders at the general meeting is approved, the total remuneration per share for 2010 was EUR 0.60 and the total remuneration distributed to the shareholders was EUR 4,999 million.

•
On February 7, 2011, a takeover bid was announced in Poland for 100% of the Polish entity Bank Zachodni WBK (BZ WBK), which Allied Irish Bank (AIB), owner of 70.36% of BZ WBK, is obliged to accept, by virtue of the agreement entered into with Banco Santander in September 2010.

Banco Santander’s bid entails a maximum consideration of approximately EUR 4,293 million in cash for 100% of BZ WBK. Its acceptance period runs from February 24, 2011 to March 25, 2011 and it is expected to be settled on April 1, 2011.

On February 18, 2011, a notice of non-opposition was received from the Polish financial regulator -KNF- to the Group’s acquisition of a significant stake.

On March 29, 2011, we announced that the acceptance period of the tender offer ended on Friday March 25, 2011, having commenced on February 24, 2011.

According to information provided by the agent bank in the transaction, 69,912,653 BZ WBK shares were tendered, representing 95.67% of BZ WBK’s capital. Since the tender offer was made at a cash price of 226.89 PLN per share (approximately €57.05), the purchase of the shares tendered in the offer resulted in a payment of 15,862.48 million PLN (approximately €3,988.6 million).

Since the 70% acceptance threshold which was a condition of the tender offer was exceeded and all the remaining conditions, including the obtaining of the appropriate regulatory authorizations, were met, the tender offer was settled and the transfer of the shares were made on April 1, 2011.

Additionally, on the same date of April 1, 2011 we acquired AIB’s 50% stake in BZ WBK Asset Management for €150 million in cash.

At the date of preparation of these consolidated financial statements, we are still working in the initial accounting for this business combination. Accordingly, we have not been able to include detailed information about assets and liabilities acquired and goodwill corresponding to this transaction. We will include this information in next financial statements.

•
On February 17, 2011, the sale of shares representing 1.9% of the share capital of Banco Santander Chile was performed for USD 291 million in total. The transaction gave rise to a gain of approximately EUR 110 million, which will be fully recognized in reserves. Following this transaction, the Group holds a 75% ownership interest in the share capital of Banco Santander Chile.

•
On February 22, 2011, Banco Santander and the insurance company Zurich Financial Services Group entered into an agreement to create a strategic alliance that will boost Santander Group’s bancassurance business in five key Latin American markets: Brazil, Chile, Mexico, Argentina and Uruguay.

Santander will create a holding company for the insurance “units” in Latin America. Zurich will acquire 51% of the share capital and will be responsible for managing the companies. Santander will own 49% of the share capital of the holding company and will enter into a distribution agreement for the sale of insurance products in each country for 25 years.

The close of this transaction is subject to the final documentation and relevant authorizations from the various regulators.

•
On December 3, 2010, for purely commercial reasons, the Group decided to contribute resources to the Santander Banif Inmobiliario, FII property investment fund (“the Fund”) through the subscription of new units and the granting of a two-year liquidity guarantee in order to meet any outstanding redemption claims by the unit holders and to avoid winding up the Fund. The Group offered the unit holders of the Fund the possibility, before February 16, 2011, to submit new requests for the total or partial redemption of their units or for the total or partial revocation of any redemption requests that they had previously submitted and had not been met.

Redemptions from the Fund, managed by Group entity Santander Real Estate, S.G.I.I.C. S.A., had been suspended for two years in February 2009, in accordance with the request filed with the Spanish National Securities Market Commission (CNMV), due to the lack of sufficient liquidity to meet the redemptions requested at that date.

On March 1, 2011, the Group paid the full amount of the redemptions requested by the Fund’s unit holders, i.e. EUR 2,501 million (93.01% of the Fund’s net assets), through the subscription of the related units by the Group at their redemption value at February 28, 2011.

Following the aforementioned acquisition, the Group owns 96.62% of the Fund. Furthermore, the suspension of redemptions was lifted from said date and the Fund is operating normally.

•
On May 26, 2011, the Group announced that Banco Santander Río, S.A. had initiated proceedings to obtain authorization from the National Securities Commission of the Republic of Argentina and the U.S. Securities and Exchange Commission for a public offering of its Class B shares. No shares may be offered to the public until the aforementioned regulators have granted their respective authorizations.

The Group has notified Banco Santander Río of its intention to sell a yet undetermined number of Banco Santander Río shares as part of the public offering.
h)	Comparative information
The consolidated income statement for 2008 included in these consolidated financial statements differs from that published in the statutory consolidated financial statements for that year, since, as a result of the Group’s divestment in 2009 of the business in Venezuela through the sale of Banco de Venezuela, S.A., Banco Universal (see Note 3), the results arising from the consolidation of this company (EUR 332 million in 2008) were reclassified, pursuant to the accounting regulations in force, from each of the line items in which they were previously recognized to Profit/(loss) from discontinued operations.
Also, the consolidated statement of cash flows for 2009 included in these consolidated financial statements differs from that published in the statutory consolidated financial statements for that year since, in accordance with IAS 7 as revised in 2010 (see Note 1.b), in the 2009 statement of cash flows the Group reclassified EUR 5,084 million, relating to the cash flow arising from the sale to third parties of 14.45% of Banco Santander Brasil S.A. in 2009, from Cash flows from investing activities — Proceeds — Subsidiaries and other business units to Cash flows from financing activities — Proceeds — Other proceeds related to financing activities. The amendment to IAS 7 has no effect on the 2008 cash flow statement.

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

•
In 2009 the Group obtained extraordinary gains totalling EUR 2,587 million, net of tax, which were allocated in full to extraordinary write-downs. Accordingly, the net gains arising from the public offering of Banco Santander Brasil S.A. (EUR 1,499 million, recognised under Gains/(losses) on disposal of assets not classified as non-current assets held for sale — see Note 49) and from the exchange of issues (EUR 724 million — see Note 44), and other gains on the sale of 10% of Attijariwafa Bank Société Anonyme and other transactions (EUR 364 million) were allocated to provisions to credit loss allowances (EUR 1,041 million), to the write-down of assets acquired (EUR 554 million — see Note 50), to the write-down of the ownership interest held in Metrovacesa (EUR 269 million — see Note 8), to additions to the provision for restructuring costs (EUR 260 million, recognised under Provisions (net)) and to other provisions and write-downs (EUR 463 million, including provisions for pre-retirement benefits recognised under Provisions (net)), all net of taxes and non-controlling interests.

•
In 2008 the Group obtained extraordinary gains totalling EUR 3,572 million, net of tax, which were allocated in full to extraordinary write-downs. Accordingly, the net gains arising from the sale of the Business Campus (EUR 586 million, recognised gross under Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations — see Note 50), ABN’s liabilities (EUR 741 million, recognised under Gains/losses on financial assets and liabilities (net) — see Note 44) and the Italian businesses acquired from ABN (EUR 2,245 million, recognised gross under Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations — see Note 50) were allocated to the write-down of the ownership interests in Fortis and The Royal Bank of Scotland (EUR 1,430 million, recognised gross under Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations — see Note 50), to the write-down of the intangible assets of Santander UK (EUR 904 million, recognised under Impairment losses on other assets (net) — see Note 18), to additions to provisions for restructuring costs and for pre-retirement benefits (EUR 386 million and EUR 382 million, respectively, recognised under Provisions (net)), to the amortisation of goodwill at the Santander Consumer Finance Group and portfolio write-downs (EUR 295 million) and to other period provisions (EUR 175 million).

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

ii. Translation of foreign currency balances
Foreign currency balances are translated to euros in two consecutive stages:
•	Translation of foreign currency to the functional currency (currency of the main economic environment in which the entity operates), and

•	Translation to euros of the balances held in the functional currencies of entities whose functional currency is not the euro.
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

•
Income and expenses are translated at the average exchange rates for the year for all the transactions performed during the year. When applying this criterion, the Group considers whether there have been significant changes in the exchange rates in the year which, in view of their materiality with respect to the consolidated financial statements taken as a whole, would make it necessary to use the exchange rates at the transaction date rather than the aforementioned average exchange rates.

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
iv. Entities located in hyperinflationary economies
As indicated in Note 3, in 2009 the Group sold substantially all its businesses in Venezuela and at December 31, 2010 its net assets in that country amounted to only EUR 18 million (December 31, 2009: EUR 27 million).
In view of the foregoing, at December 31, 2010, 2009 and 2008 none of the functional currencies of the consolidated entities and associates located abroad related to hyperinflationary economies as defined by International Financial Reporting Standards as adopted by the European Union. Accordingly, at 2010, 2009 and 2008 year-end it was not necessary to adjust the financial statements of any of the consolidated entities or associates to correct for the effect of inflation.
v. Exposure to foreign currency risk
At December 31, 2010, the Group’s largest exposures on temporary positions (with a potential impact on the income statement) were concentrated, in descending order, on the pound sterling, Mexican peso and the Chilean peso. At that date, its largest exposures on permanent positions (with a potential impact on equity) were concentrated, in descending order, on the Brazilian real, the pound sterling, the Mexican peso, the US dollar and the Chilean peso. The Group hedges a portion of these permanent positions using foreign exchange derivative financial instruments (see Note 36).
At December 31, 2009, the Group’s largest exposures on temporary positions (with a potential impact on the income statement) were concentrated, in descending order, on the pound sterling and the Chilean peso. At that date, its largest exposures on permanent positions (with a potential impact on equity) were concentrated, in descending order, on the Brazilian real, the pound sterling, the Mexican peso and the Chilean peso. The Group hedges a portion of these permanent positions using foreign exchange derivative financial instruments (see Note 36).
At December 31, 2008, the Group’s largest exposures on temporary positions (with a potential impact on the income statement) were concentrated, in descending order, on the pound sterling and the Brazilian real. At that date, its largest exposures on permanent positions (with a potential impact on equity) were concentrated, in descending order, on the Brazilian real, the pound sterling, the Mexican peso and the Chilean peso. The Group hedges a portion of these permanent positions using foreign exchange derivative financial instruments (see Note 36).
The following tables show the sensitivity of consolidated profit and consolidated equity to changes in the Group’s foreign currency positions due to 1% variations in the various foreign currencies in which the Group has material balances.

The estimated effect on the Group’s consolidated equity and consolidated profit of a 1% appreciation of the euro against the related currency is as follows:

	Millions of euros
	Effect on consolidated equity			Effect on consolidated profit
Currency	2010	2009	2008	2010	2009	2008

US dollar	(39.1)	—	—	—	2.8	3.9
Chilean peso	(11.7)	(12.7)	(12.4)	7.6	7.0	3.1
Pound sterling	(62.0)	(21.5)	(5.2)	20.3	16.2	14.4
Mexican peso	(42.9)	(20.5)	(23.1)	9.1	4.7	3.6
Brazilian real	(89.2)	(111.4)	(60.1)	—	—	13.6
Similarly, the estimated effect on the Group’s consolidated equity and consolidated profit of a 1% depreciation of the euro against the related currency is as follows:

	Millions of euros
	Effect on consolidated equity			Effect on consolidated profit
Currency	2010	2009	2008	2010	2009	2008

US dollar	39.9	—	—	—	(2.8)	(4.0)
Chilean peso	11.9	12.9	12.6	(7.8)	(7.2)	(3.0)
Pound sterling	63.2	21.9	5.3	(20.7)	(16.5)	(14.7)
Mexican peso	42.0	16.5	26.8	(9.3)	(4.8)	(3.6)
Brazilian real	81.0	81.9	65.2	—	—	(13.4)
The foregoing data were obtained by calculating the possible effect of a variation in exchange rates on the various asset and liability items, excluding the foreign exchange positions arising from goodwill, and on other foreign currency-denominated items, such as the Group’s derivative instruments, considering the offsetting effect of the various hedging transactions on these items. This effect was estimated using the exchange difference recognition methods set forth in Note 2.a.iii above.
Also, the estimated effect on the Group’s consolidated equity of a 1% appreciation or depreciation of the euro against the foreign currencies in which goodwill is denominated at December 31, 2010 would be a decrease or increase, respectively, in equity due to valuation adjustments of EUR 85.5 million and EUR 87.2 million in the case of the pound sterling (2009: EUR 82.8 million and EUR 84.5 million), EUR 86.7 million and 88.4 million in the case of the Brazilian real (2009: EUR 76.3 million and EUR 77.8 million), EUR 21.8 million and EUR 22.3 million in the case of the US dollar (2009: EUR 20.3 million and EUR 20.7 million), and EUR 15.1 million and EUR 15.4 million for the other currencies (2009: EUR 11.0 million and EUR 11.3 million). These changes are offset by a decrease or increase, respectively, in the balance of goodwill at that date and, therefore, they have no impact on the calculation of the Group’s equity.
The estimates used to obtain the foregoing data were performed considering the effects of the exchange rate fluctuations in isolation from the effect of the performance of other variables, the changes in which would affect equity and profit, such as variations in the interest rates of the reference currencies or other market factors. Accordingly, all variables other than the exchange rate fluctuations were kept constant with respect to their positions at December 31, 2010, 2009 and 2008.

b)	Basis of consolidation
i. Subsidiaries
Subsidiaries are defined as entities over which the Bank has the capacity to exercise control; control is, in general but not exclusively, presumed to exist when the Parent owns directly or indirectly half or more of the voting power of the investee or, even if this percentage is lower or zero, when, as in the case of agreements with shareholders of the investee, the Bank is granted control. Control is the power to govern the financial and operating policies of an entity, as stipulated by the law, the Bylaws or agreement, so as to obtain benefits from its activities.
The financial statements of the subsidiaries are fully consolidated with those of the Bank. Accordingly, all balances and effects of the transactions between consolidated entities are eliminated on consolidation.
On acquisition of control of a subsidiary, its assets, liabilities and contingent liabilities are recognized at fair value at the date of acquisition. Any positive differences between the acquisition cost and the fair values of the identifiable net assets acquired are recognized as goodwill (see Note 17). Negative differences are recognized in profit or loss on the date of acquisition.
Additionally, the share of third parties of the Group’s equity is presented under Non-controlling interests in the consolidated balance sheet (see Note 28). Their share of the profit for the year is presented under Profit attributable to non-controlling interests in the consolidated income statement.
The results of subsidiaries acquired during the year are included in the consolidated income statement from the date of acquisition to year-end. Similarly, the results of subsidiaries disposed of during the year are included in the consolidated income statement from the beginning of the year to the date of disposal.
The Appendices contain significant information on these entities.
ii. Interests in joint ventures (jointly controlled entities)
Joint ventures are deemed to be ventures that are not subsidiaries but which are jointly controlled by two or more unrelated entities. This is evidenced by contractual arrangements whereby two or more entities (venturers) acquire interests in entities (jointly controlled entities) or undertake operations or hold assets so that strategic financial and operating decisions affecting the joint venture require the unanimous consent of the venturers.
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
v. Other matters
At December 31, 2010, the Group controlled and, therefore, consolidated the following companies in which it held an ownership interest of less than 50% of the share capital: (i) Luri 1, S.A., (ii) Luri 2, S.A. and (iii) Luri Land, S.A. The percentage ownership interest in the aforementioned companies was 5.58%, 4.81% and 5.15%, respectively (see Appendix I). Although the Group holds less than half the voting power, it is empowered to choose the sole director and, as a result, it exercises control over these entities.
In addition, at December 31, 2010 the Group exercised joint control of Luri 3, S.A., which was therefore proportionately consolidated, despite holding 9.62% of its share capital (see Appendix II). This decision is based on the Group’s presence on the company’s board of directors, in which the agreement of all members is required for decision-making.
The impact of the consolidation of these companies on the Group’s consolidated financial statements is immaterial.
The Company’s objective of these entities is the acquisition of real estate and other general operations relating thereto, including the rental, purchase and sale of properties (see Appendices I and II).
vi. Business combinations
A business combination is the bringing together of two or more separate entities or economic units into one single entity or group of entities.
Business combinations whereby the Group obtains control over an entity are recognized for accounting purposes as follows:
•
The Group measures the cost of the business combination, defined as the fair value of the assets given, the liabilities incurred and the equity instruments issued, if any, by the acquirer. Until December 31, 2009, under applicable legislation, the cost of a business combination was considered to include any cost directly attributable to the business combination, such as fees paid to auditors, legal advisers, investment banks and other consultants. In 2010, 2009 and 2008, the auditors were paid EUR 5.4 million, EUR 5.7 million and EUR 6.2 million, respectively, relating mainly to half-yearly audits, of which EUR 6.2 million were recognized in 2008 as an increase in the cost of the business combinations effected in that year (see Note 3).

•
The fair values of the assets, liabilities and contingent liabilities of the acquired entity or business, including any intangible assets which might not have been recognized by the acquiree, are estimated and recognized in the consolidated balance sheet; the Group also estimates the amount of any non-controlling interests and the fair value of the previously held equity interest in the acquiree.

•
Any positive difference between the aforementioned items is recognized as discussed in Note 2.m. Any negative difference is recognized under Negative goodwill on business combinations in the consolidated income statement.

Lastly, as from January 1, 2010, any acquisitions of non-controlling interests carried out after the date on which control of the entity is obtained are accounted for as equity transactions, i.e. the difference between the price paid and the carrying amount of the percentage acquired of the non-controlling interests is recognized directly in consolidated equity.

vii. Acquisitions and disposals
Note 3 provides information on the most significant acquisitions and disposals in 2010, 2009 and 2008.
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
The following transactions are not treated for accounting purposes as financial instruments:
•	Investments in associates (see Note 13).

•	Rights and obligations under employee benefit plans (see Note 25).

•	Rights and obligations under insurance contracts (see Note 15).

•	Contracts and obligations relating to employee remuneration based on own equity instruments (see Note 34).

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

•
Other financial assets at fair value through profit or loss: this category includes hybrid financial assets not held for trading that are measured entirely at fair value and financial assets not held for trading that are included in this category in order to obtain more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial assets or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Group’s key management personnel. Financial assets may only be included in this category on the date they are acquired or originated.

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

•
Loans and receivables: this category includes the investment arising from ordinary lending activities, such as the cash amounts of loans drawn down and not yet repaid by customers or the deposits placed with other institutions, whatever the legal instrument, unquoted debt securities and receivables from the purchasers of goods, or the users of services, constituting part of the Group’s business.

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

•
Loans and advances: includes the debit balances of all credit and loans granted by the Group, other than those represented by securities, as well as finance lease receivables and other debit balances of a financial nature in favor of the Group, such as cheques drawn on credit institutions, balances receivable from clearing houses and settlement agencies for transactions on the stock exchange and organized markets, bonds given in cash, capital calls, fees and commissions receivable for financial guarantees and debit balances arising from transactions not originating in banking transactions and services, such as the collection of rentals and similar items. They are classified, depending on the institutional sector to which the debtor belongs, under:

•	Loans and advances to credit institutions: credit of any nature, including deposits and money market operations, in the name of credit institutions.
•	Loans and advances to customers: includes the remaining credit, including money market operations through central counterparties.
•	Debt instruments: bonds and other securities that represent a debt for their issuer, that generate an interest return, and that are in the form of certificates or book entries.
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

•
Changes in the fair value of hedged items in portfolio hedges of interest rate risk: this item is the balancing entry for the amounts credited to the consolidated income statement in respect of the measurement of the portfolios of financial instruments which are effectively hedged against interest rate risk through fair value hedging derivatives.

•
Hedging derivatives: includes the fair value in favor of the Group of derivatives, including embedded derivatives separated from hybrid financial instruments, designated as hedging instruments in hedge accounting.

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
Financial liabilities are classified for measurement purposes into one of the following categories:
•
Financial liabilities held for trading (at fair value through profit or loss): this category includes the financial liabilities issued for the purpose of generating a profit in the near term from fluctuations in their prices, financial derivatives not considered to qualify for hedge accounting and financial liabilities arising from the outright sale of financial assets acquired under reverse repurchase agreements or borrowed (short positions).

•
Other financial liabilities at fair value through profit or loss: financial liabilities are included in this category when more relevant information is obtained, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial liabilities or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Group’s key management personnel.

•
Financial liabilities at amortized cost: financial liabilities, irrespective of their instrumentation and maturity, not included in any of the above-mentioned categories which arise from the ordinary borrowing activities carried on by financial institutions.

v. Classification of financial liabilities for presentation purposes
Financial liabilities are classified by nature into the following items in the consolidated balance sheet:
•
Deposits: includes all repayable balances received in cash by the Group, other than those instrumented as marketable securities and those having the substance of subordinated liabilities. This item also includes cash bonds and cash consignments received the amount of which may be invested without restriction. Deposits are classified on the basis of the creditor’s institutional sector into:

•	Deposits from central banks: deposits of any nature, including credit received and money market operations received from the Bank of Spain or other central banks.

•	Deposits from credit institutions: deposits of any nature, including credit received and money market operations in the name of credit institutions.

•	Customer deposits: includes the remaining deposits, including money market operations through central counterparties.
•
Marketable debt securities: includes the amount of bonds and other debt represented by marketable securities, other than those having the substance of subordinated liabilities. This item includes the component considered to be a financial liability of issued securities that are compound financial instruments.

•
Trading derivatives: includes the fair value, with a negative balance for the Group, of derivatives, including embedded derivatives separated from the host contract, which do not form part of hedge accounting.

•	Short positions: includes the amount of financial liabilities arising from the outright sale of financial assets acquired under reverse repurchase agreements or borrowed.

•
Subordinated liabilities: amount of financing received which, for the purposes of payment priority, ranks behind ordinary debt. This category also includes the financial instruments issued by the Group which, although capital for legal purposes, do not meet the requirements for classification as equity, such as certain preference shares issued.

•
Other financial liabilities: includes the amount of payment obligations having the nature of financial liabilities not included in other items, and liabilities under financial guarantee contracts, unless they have been classified as doubtful.

•
Changes in the fair value of hedged items in portfolio hedges of interest rate risk: this item is the balancing entry for the amounts charged to the consolidated income statement in respect of the measurement of the portfolios of financial instruments which are effectively hedged against interest rate risk through fair value hedging derivatives.

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
The fair value of a financial instrument on a given date is taken to be the amount for which it could be bought or sold on that date by two knowledgeable, willing parties in an arm’s length transaction acting prudently. The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it on an active, transparent and deep market (quoted price or market price).
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
All derivatives are recognized in the balance sheet at fair value from the trade date. If the fair value is positive, they are recognized as an asset and if the fair value is negative, they are recognized as a liability. The fair value on the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price. The changes in the fair value of derivatives from the trade date are recognized in Gains/losses on financial assets and liabilities in the consolidated income statement. Specifically, the fair value of financial derivatives traded in organized markets included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price and if, for exceptional reasons, the quoted price cannot be determined on a given date, these financial derivatives are measured using methods similar to those used to measure OTC derivatives.
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
The amounts at which the financial assets are recognized represent, in all material respects, the Group’s maximum exposure to credit risk at each reporting date. Also, the Group has received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, cash collateral, equity instruments and personal security, assets leased out under finance lease and full-service lease agreements, assets acquired under repurchase agreements, securities loans and credit derivatives.
ii. Measurement of financial liabilities
In general, financial liabilities are measured at amortized cost, as defined above, except for those included under Financial liabilities held for trading and Other financial liabilities at fair value through profit or loss and financial liabilities designated as hedged items (or hedging instruments) in fair value hedges, which are measured at fair value.
iii. Valuation techniques
The following table shows a summary of the fair values, at 2010, 2009 and 2008 year-end, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	Millions of euros
	2010			2009			2008
	Published			Published			Published
	price			price			price
	quotations in			quotations in			quotations in
	active	Internal		active	Internal		active	Internal
	markets	models	Total	markets	models	Total	markets	models	Total

Financial assets held for trading	65,009	91,753	156,762	61,056	73,998	135,054	51,947	99,870	151,817
Other financial assets at fair value through profit or loss	9,446	30,034	39,480	8,938	28,876	37,814	6,137	19,680	25,817
Available-for-sale financial assets	69,337	16,898	86,235	75,469	11,152	86,621	43,747	5,173	48,920
Hedging derivatives (assets)	1,226	7,001	8,227	1,226	6,608	7,834	244	9,454	9,698
Financial liabilities held for trading	18,027	118,745	136,772	12,013	103,503	115,516	12,265	124,355	136,620
Other financial liabilities at fair value through profit or loss	—	51,020	51,020	—	42,371	42,371	—	28,639	28,639
Hedging derivatives (liabilities)	509	6,125	6,634	318	4,873	5,191	261	5,697	5,958
Liabilities under insurance contracts	4,163	6,286	10,449	5,006	11,910	16,916	5,286	11,564	16,850

Financial instruments at fair value, determined on the basis of published price quotations in active markets (Level 1), include government debt securities, private-sector debt securities, derivatives traded in organized markets, securitized assets, shares, short positions and fixed-income securities issued.
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
The Group did not make any material transfers of financial instruments between one measurement method and another in 2010.
The main techniques used at December 31, 2010 by the Group’s internal models to determine the fair value of the financial instruments detailed in the foregoing table are as follows:
•
In the valuation of financial instruments permitting static hedging (basically forwards and swaps) and in the valuation of loans and advances to customers classified as Other financial assets at fair value through profit or loss, the present value method is used. Estimated future cash flows are discounted using the yield curves of the related currencies. The yield curves are generally observable market data.

•
In the valuation of financial instruments requiring dynamic hedging (basically structured options and other structured instruments), the Black-Scholes model is normally used; for more complex instruments, the Dupire (local volatility) and Heston (stochastic volatility) models are used. Where appropriate, observable market inputs are used to obtain factors such as the bid-offer spread, exchange rates, volatility, correlation between indices and market liquidity. In certain very specific cases, unobservable market inputs can be used, such as the volatility of the UK Halifax House Price Index (HPI), the estimated future HPI growth, the HPI spot rate, and mortality.

•
In the valuation of certain financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the Black-Scholes model (plain vanilla options) are used; in the case of more structured instruments requiring dynamic hedging, the Heath-Jarrow-Morton and Hull-White models, and the Markov Functional Model are used. The main inputs used in these models are basically observable market data, including the related yield curves, volatilities, correlations and exchange rates. In certain very specific cases, unobservable market inputs can be used, such as the volatility of the UK Halifax House Price Index (HPI), the estimated future HPI growth, the HPI spot rate, mortality, and the credit spread for the specific financial instrument.

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

The fair value of financial instruments not traded on active markets obtained from the aforementioned internal models takes into account, inter alia, the contract terms and observable market data, which include interest rates, credit risk, exchange rates, the quoted market price of commodities and shares, volatility and prepayments. The valuation models are not significantly subjective, since they can be adjusted and recalibrated, where appropriate, through the internal calculation of the fair value of actively traded instruments and the subsequent comparison with the related price observable in the market.

Set forth below are the financial instruments at fair value whose measurement was based on internal models (Levels 2 and 3) at December 31, 2010, 2009 and 2008 and the potential effect on their measurement at December 31, 2010 of a shift towards other reasonably probable scenarios in the main assumptions that are not based on observable market data:

	Figures in millions of euros
	Fair	Fair	Fair
	values	values	values			Effect of reasonable
	calculated	calculated	calculated			assumptions on fair values
	using internal	using internal	using internal			at 12/31/10
	models at	models at	models at			More		Less
	12/31/10	12/31/09	12/31/08	Valuation techniques	Main assumptions	favorable		favorable

ASSETS:
Financial assets held for trading	91,753	73,998	99,870			307.1		(295.0)
Loans and advances to credit institutions	16,216	5,953	5,150	Present Value Method	Observable market data	—		—
Loans and advances to customers (b)	755	10,076	684	Present Value Method	Observable market data	—		—
Debt and equity interests	10,983	4,898	6,074	Present Value Method	Observable market data, HPI	4.3		(4.3)
Trading derivatives	63,799	53,070	87,962			302.8		(290.7)
Swaps	46,562	26,390	72,693	Present Value Method, Gaussian Copula (c)	Observable market data, liquidity	33.4	(e)	(33.4	) (e)
Exchange rate options	727	818	3,524	Black-Scholes Model	Observable market data, liquidity	0.2	(e)	(0.2	) (e)
Interest rate options	6,632	17,185	4,926	Black-Scholes Model, Heath-Jarrow-Morton Model	Observable market data, liquidity, correlation	109.2	(e)	(111.1	) (e)
Interest rate futures	53	2,109	339	Present Value Method	Observable market data	68.1		(74.3)
Index and securities options	5,248	3,849	6,127	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI	68.1		(74.3)
Other	4,577	2,720	353	N/A	N/A	99.9		(71.7)
Hedging derivatives	7,001	6,608	9,454			1.2		(1.2)
Swaps	6,886	6,465	9,029	Present Value Method	Observable market data	—		—
Exchange rate options	67	47	265	Black-Scholes Model	Observable market data	1.2		(1.2)
Interest rate options	31	56	157	Black-Scholes Model	Observable market data	—		—
Other	17	40	3	N/A	N/A	—		—
Other financial assets at fair value through profit or loss	30,034	28,876	19,681			—		—
Loans and advances to credit institutions	18,831	16,243	8,912	Present Value Method	Observable market data	—		—
Loans and advances to customers (d)	7,777	8,329	8,973	Present Value Method	Observable market data, HPI	—		—
Debt and equity interests	3,426	4,304	1,796	Present Value Method	Observable market data	—		—
Available-for-sale financial assets	16,898	11,152	5,173			142.1		(133.9)
Debt and equity interests	16,898	11,152	5,173	Present Value Method	Observable market data	142.1		(133.9)
LIABILITIES:
Financial liabilities held for trading	118,745	103,503	124,355			47.7		(46.5)
Deposits from central banks	12,605	2,985	9,110	Present Value Method	Observable market data	—		—
Deposits from credit institutions	28,370	43,132	26,842	Present Value Method	Observable market data	—		—
Customer deposits	7,849	4,658	4,896	Present Value Method	Observable market data	—		—
Debt and equity interests	365	586	1,075	Present Value Method	Observable market data, liquidity	(a	)	(a	)
Trading derivatives	69,556	52,141	82,432			47.7		(45.6)
Swaps	48,533	35,916	67,288	Present Value Method, Gaussian Copula (c)	Observable market data, liquidity, HPI	—	(e)	—	(e)
Exchange rate options	915	898	3,515	Black-Scholes Model	Observable market data, liquidity	—	(e)	—	(e)
Interest rate options	7,356	3,974	5,402	Black-Scholes Model, Heath-Jarrow-Morton Model	Observable market data, liquidity, correlation	—	(e)	—	(e)
Index and securities options	6,189	4,518	4,694	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI	47.7		(45.6)
Forward purchase and sale contracts	—	—	—	N/A	N/A	—		—
Interest rate and equity futures	181	2,596	1,189	Present Value Method	Observable market data	—		—
Other	6,382	4,239	344	N/A	N/A	—		—
Hedging derivatives	6,125	4,873	5,697
Swaps	5,723	4,558	5,586	Present Value Method	Observable market data	—		—
Exchange rate options	363	175	20	Black-Scholes Model	Observable market data	—		—
Interest rate options	16	67	91	Black-Scholes Model	Observable market data	—		—
Other	23	72	—	N/A	N/A	—		—
Other financial liabilities at fair value through profit or loss	51,020	42,371	28,639	Present Value Method	Observable market data	—		—
Liabilities under insurance contracts	6,286	11,910	11,564	Note 15		—		—

TOTAL	327,862	283,290	304,433			498		(475.7)

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

(c)
Includes credit risk derivatives with a negative net fair value of EUR 65 million recognized in the consolidated balance sheet. These assets and liabilities are measured using the aforementioned Standard Gaussian Copula Model.

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

(e)
The Group calculates the potential impact on the measurement of each instrument on a joint basis, regardless of whether the individual value is positive (assets) or negative (liabilities), and discloses the joint effect associated with the related instruments classified on the asset side of the consolidated balance sheet.

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

•
Dividends: the estimates of the dividends used as inputs in the internal models are based on the expected dividend payments of the issuers. Since the dividend expectations can change or vary depending on the source of the price (normally historical data or market consensus for option pricing) and the companies’ dividend policies can vary, the valuation is adjusted to the best estimate of the reasonable dividend level expected in more or less conservative scenarios.

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

	Fair values calculated
	using internal
	models
	Millions of euros
	2010	2009	2008

ASSETS:
Level 2	143,494	118,001	132,861
Level 3	2,192	2,632	1,316

	145,686	120,633	134,177

LIABILITIES:
Level 2	181,879	162,179	169,630
Level 3	297	477	626

	182,176	162,656	170,256

	327,862	283,290	304,433

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
The increase in 2009 in the assets classified as Level 3 arose as a result of the inclusion of Santander Holdings USA, Inc (formerly Sovereign Bancorp, Inc) as a Group company. This subsidiary contributed certain mortgage securitization SPV units not traded on deep markets and, accordingly, the Group determines their fair value by analyzing the prices obtained from various sources, such as prices given by third parties (brokers, rating agencies, etc.). In order to analyze the reasonableness of these valuations, they are compared with the quoted price of other securities with similar characteristics that are traded on more active markets. The fair value ultimately assigned by the Group to these assets assumes the orderly settlement of these assets in normal circumstances. Given the current situation in the credit and liquidity markets, the market value of these assets is sensitive to changes in market assumptions and volatility.
As detailed in the foregoing tables, at December 31, 2010 the potential effect on the measurement of the financial instruments of a change in the main assumptions (liquidity, correlations, dividends and HPI) to less favorable reasonably probable assumptions, taking the lowest value within the range that is considered probable, would be to reduce gains or increase losses by EUR 476 million (December 31, 2009: EUR 449 million; December 31, 2008: EUR 169 million). The effect of using other more favorable reasonably probable assumptions, taking the highest value within the range that is considered probable, would be to increase gains or reduce losses by EUR 498 million (December 31, 2009: EUR 574 million; December 31, 2008: EUR 218 million).
The net gain recognized in the consolidated income statement for 2010 arising from the aforementioned valuation models amounted to EUR 486 million (2009: net loss of EUR 1,133 million), of which a gain of EUR 338 million related to models whose significant inputs are unobservable market data.
iv. Recognition of fair value changes
As a general rule, changes in the carrying amount of financial assets and liabilities are recognized in the consolidated income statement. A distinction is made between the changes resulting from the accrual of interest and similar items, which are recognized under Interest and similar income or Interest expense and similar charges, as appropriate, and those arising for other reasons, which are recognized at their net amount under Gains/losses on financial assets and liabilities.

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

•
Items charged or credited to Valuation adjustments — Available-for-sale financial assets and Valuation adjustments — Exchange differences remain in the Group’s consolidated equity until the asset giving rise to them is impaired or derecognized, at which time they are recognized in the consolidated income statement.

•
Unrealized gains on available-for-sale financial assets classified as Non-current assets held for sale because they form part of a disposal group or a discontinued operation are recognized under Valuation adjustments — Non-current assets held for sale.

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

b.
There is sufficient evidence that the hedge was actually effective during the whole life of the hedged item or position (retrospective effectiveness). To this end, the Group checks that the results of the hedge were within a range of 80% to 125% of the results of the hedged item.

3.
There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this hedge was expected to be achieved and measured, provided that this is consistent with the Group’s management of own risks.

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

If a derivative designated as a hedge no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified for accounting purposes as a trading derivative.
When fair value hedge accounting is discontinued, the adjustments previously recognized on the hedged item are transferred to profit or loss at the effective interest rate re-calculated at the date of hedge discontinuation. The adjustments must be fully amortized at maturity.
When cash flow hedges are discontinued, any cumulative gain or loss on the hedging instrument recognized in equity under Valuation adjustments (from the period when the hedge was effective) remains in this equity item until the forecast transaction occurs, at which time it is recognized in profit or loss, unless the transaction is no longer expected to occur, in which case the cumulative gain or loss is recognized immediately in profit or loss.
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
ii. Debt instruments carried at amortized cost
The amount of an impairment loss incurred on a debt instrument carried at amortized cost is equal to the difference between its carrying amount and the present value of its estimated future cash flows, and is presented as a reduction of the balance of the asset adjusted.
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
These policies, methods and procedures are applied in the granting, examination and documentation of debt instruments, and contingent liabilities and commitments, the identification of their impairment and the calculation of the amounts required to cover the related credit risk.
With respect to the coverage of loss arising from credit risk, the Group makes the following distinction:
1.	Specific credit risk coverage:
a.	Specific allowance:
The allowance for debt instruments not measured at fair value through profit or loss that are classified as doubtful is generally recognized in accordance with the criteria set forth below:
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

The Group uses the concept of incurred loss to quantify the cost of the credit risk and include it in the calculation of the risk-adjusted return of its transactions. The parameters necessary for its calculation are also used to calculate economic capital and to calculate BIS II regulatory capital under internal models (see Note 1.e).
The incurred loss is the expected cost, which will be disclosed in the one-year period after the reporting date, of the credit risk of a transaction, considering the characteristics of the counterparty and the guarantees and collateral associated with the transaction.
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

PD is measured using a time horizon of one year; i.e. it quantifies the probability of the counterparty defaulting in the coming year. The definition of default used includes amounts past due by 90 days or more and cases in which there is no default but there are doubts as to the solvency of the counterparty (subjective doubtful assets).
•	Loss given default (LGD) is the loss arising in the event of default. It depends mainly on the guarantees associated with the transaction.
The calculation of the expected loss also takes into account the adjustment to the cycle of the aforementioned factors, especially PD and LGD.
The methodology for determining the allowance for inherent losses seeks to identify the amounts of losses which, although incurred at the reporting date, have not yet been disclosed and which the Group knows, on the basis of historical experience and other specific information, will arise in the one-year period following the reporting date.
This approach described above is used as a general rule. However, in certain cases, as a result of its particular characteristics, this approach is not applied and alternative rules are used:
1.	Low default portfolios:

In certain portfolios (sovereign risk, credit institutions or large corporations) the number of defaults observed is very small or zero. In these cases, the Group opted to use the data contained in the credit derivative spreads to estimate the expected loss discounted by the market and break it down into PD and LGD.

2.	Top-down units:

In the exceptional cases in which the Group does not have sufficient data to construct a sufficiently robust credit risk measurement model, the expected loss on the loan portfolios is estimated based on a top-down approximation in which the historically observed average cost of the loan portfolios is used as the best estimate of the expected loss. As the credit models are developed and bottom-up measurements are obtained, the top-down measurements used for these portfolios are gradually replaced.

* * * * *

However, as required by the Bank of Spain, until the Spanish regulatory authority has verified and approved these internal models for the calculation of the allowance for inherent losses (to date it has only approved the internal models to be used to calculate regulatory capital), the inherent losses must be calculated as set forth below.
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
If all or part of the impairment losses are subsequently reversed, the reversed amount is recognized, in the case of debt instruments, in the consolidated income statement for the year in which the reversal occurs (or in equity under Valuation adjustments — Available-for-sale financial assets in the case of equity instruments).
iv. Equity instruments carried at cost
The amount of the impairment losses on equity instruments carried at cost is the difference between their carrying amount and the present value of the expected future cash flows discounted at the market rate of return for similar securities.
Impairment losses are recognized in the consolidated income statement for the period in which they arise as a direct reduction of the cost of the instrument. These losses can only be reversed subsequently if the related assets are sold.

h)	Repurchase agreements and reverse repurchase agreements
Purchases (sales) of financial instruments under a non-optional resale (repurchase) agreement at a fixed price (repos) are recognized in the consolidated balance sheet as financing granted (received), based on the nature of the debtor (creditor), under Balances with central banks, Loans and advances to credit institutions or Loans and advances to customers (Deposits from central banks, Deposits from credit institutions or Customer deposits).
Differences between the purchase and sale prices are recognized as interest over the contract term.
i)	Non-current assets held for sale and Liabilities associated with non-current assets held for sale
Non-current assets held for sale includes the carrying amount of individual items, disposal groups or items forming part of a business unit earmarked for disposal (discontinued operations), whose sale in their present condition is highly likely to be completed within one year from the reporting date. Therefore, the carrying amount of these items -which can be of a financial nature or otherwise- will foreseeably be recovered through the proceeds from their disposal. Specifically, property or other non-current assets received by the consolidated entities as total or partial settlement of their debtors’ payment obligations to them are deemed to be non-current assets held for sale, unless the consolidated entities have decided to make continuing use of these assets.
Liabilities associated with non-current assets held for sale includes the balances payable arising from the assets held for sale or disposal groups and from discontinued operations.
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
j)	Reinsurance assets and Liabilities under insurance contracts
Insurance contracts involve the transfer of a certain quantifiable risk in exchange for a periodic or one-off premium. The effects on the Group’s cash flows will arise from a deviation in the payments forecast and/or an insufficiency in the premium set.
The Group controls its insurance risk as follows:
•	By applying a strict methodology in the launch of products and in the assignment of value thereto.

•	By using deterministic and stochastic models for measuring commitments.

•	By using reinsurance as a risk mitigation technique as part of the credit quality guidelines in line with the Group’s general risk policy.

•	By establishing an operating framework for credit risks.

•	By actively managing asset and liability matching.

•	By applying security measures in processes.

Reinsurance assets includes the amounts that the consolidated entities are entitled to receive for reinsurance contracts with third parties and, specifically, the reinsurer’s share of the technical provisions recorded by the consolidated insurance entities.
At least once a year these assets are reviewed to ascertain whether they are impaired (i.e. there is objective evidence, as a result of an event that occurred after initial recognition of the reinsurance asset, that the Group may not receive all amounts due to it under the terms of the contract and the amount that will not be received can be reliably measured), and any impairment loss is recognized in the consolidated income statement and the assets are written down.
Liabilities under insurance contracts includes the technical provisions recorded by the consolidated entities to cover claims arising from insurance contracts in force at year-end.
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
At least at each reporting date the Group assesses whether the insurance contract liabilities recognized in the consolidated balance sheet are adequate. For this purpose, it calculates the difference between the following amounts:
•
Current estimates of future cash flows under the insurance contracts of the consolidated entities. These estimates include all contractual cash flows and any related cash flows, such as claims handling costs; and

•
The carrying amount recognized in the consolidated balance sheet of its insurance contract liabilities (see Note 15), less any related deferred acquisition costs or related intangible assets, such as the amount paid to acquire, in the event of purchase by the entity, the economic rights held by a broker deriving from policies in the entity’s portfolio.

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
Tangible assets includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the consolidated entities or acquired under finance leases. Tangible assets are classified by use as follows:
i. Property, plant and equipment for own use
Property, plant and equipment for own use -including tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing receivables from third parties which are intended to be held for continuing use and tangible assets acquired under finance leases- are presented at acquisition cost, less the related accumulated depreciation and any estimated impairment losses (carrying amount higher than recoverable amount).

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

Annual
rate

Buildings for own use	2.0%
Furniture	7.7%
Fixtures	7.0%
Office and IT equipment	25.0%
Leasehold improvements	7.0%
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
When the consolidated entities act as the lessors of an asset, the sum of the present value of the lease payments receivable from the lessee plus the guaranteed residual value -which is generally the exercise price of the lessee’s purchase option at the end of the lease term- is recognized as lending to third parties and is therefore included under Loans and receivables in the consolidated balance sheet.
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
In both cases, the finance income and finance charges arising under finance lease agreements are credited and debited, respectively, to Interest and similar income and Interest expense and similar charges in the consolidated income statement so as to produce a constant rate of return over the lease term.
ii. Operating leases
In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.
When the consolidated entities act as the lessors, they present the acquisition cost of the leased assets under Tangible assets (see Note 16). The depreciation policy for these assets is consistent with that for similar items of property, plant and equipment for own use, and income from operating leases is recognized on a straight-line basis under Other operating income in the consolidated income statement.
When the consolidated entities act as the lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight-line basis to Other general administrative expenses in their consolidated income statements.
iii. Sale and leaseback transactions
In sale and leaseback transactions where the sale is at fair value and the leaseback is an operating lease, any profit or loss is recognized at the time of sale. In the case of finance leasebacks, any profit or loss is amortized over the lease term.

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

•
The remaining amount is recognized as goodwill, which is allocated to one or more cash-generating units (a cash generating unit is the smallest identifiable group of assets that, as a result of continuing operation, generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets). The cash-generating units represent the Group’s geographical and/or business segments.

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
The intangible asset amortization charge is recognized under Depreciation and amortization in the consolidated income statement.
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

•
Other: this item includes the balance of all prepayments and accrued income (excluding accrued interest, fees and commissions), the net amount of the difference between pension plan obligations and the value of the plan assets with a balance in the entity’s favor, when this net amount is to be reported in the consolidated balance sheet, and the amount of any other assets not included in other items.

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
Provisions are classified according to the obligations covered as follows:
•	Provisions for pensions and similar obligations: includes the amount of all the provisions made to cover post-employment benefits, including obligations to pre-retirees and similar obligations.

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
In addition to the disclosures made in Note 1, at the end of 2010 certain litigation and claims were in process against the consolidated entities arising from the ordinary course of their operations (see Note 25).
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

Transactions involving own equity instruments, including their issuance and cancellation, are deducted directly from equity.
Changes in the value of instruments classified as own equity instruments are not recognized in the consolidated financial statements. Consideration received or paid in exchange for such instruments is directly added to or deducted from equity.
r)	Equity-instrument-based employee remuneration
Own equity instruments delivered to employees in consideration for their services, if the instruments are delivered once the specific period of service has ended, are recognized as an expense for services (with the corresponding increase in equity) as the services are rendered by employees during the service period. At the grant date the services received (and the related increase in equity) are measured at the fair value of the equity instruments granted. If the equity instruments granted are vested immediately, the Group recognizes in full, at the grant date, the expense for the services received.
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

The Group initially recognizes the financial guarantees provided on the liability side of the consolidated balance sheet at fair value, which is generally the present value of the fees, commissions and interest receivable from these contracts over the term thereof, and simultaneously the Group recognizes a credit on the asset side of the consolidated balance sheet for the amount of the fees, commissions and similar interest received at the inception of the transactions and the amounts receivable at the present value of the fees, commissions and interest outstanding.
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
u)	Assets under management and investment and pension funds managed by the Group
Assets owned by third parties and managed by the consolidated entities are not presented on the face of the consolidated balance sheet. Management fees are included in Fee and commission income in the consolidated income statement. Note 35.c contains information on the third-party assets managed by the Group.
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
Under the collective agreements currently in force and other arrangements, the Spanish banks included in the Group and certain other Spanish and foreign consolidated entities have undertaken to supplement the public social security system benefits accruing to certain employees, and to their beneficiary right holders, for retirement, permanent disability or death, the benefits and indemnity payments payable, the contributions to employee welfare systems for pre-retirees and the post-employment welfare benefits.
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

Defined benefit plans
The Group recognizes under Provisions — Provisions for pensions and similar obligations on the liability side of the consolidated balance sheet (or under Other assets on the asset side, as appropriate) the present value of its defined benefit post-employment obligations, net of the fair value of the plan assets, of the net unrecognized cumulative actuarial gains and/or losses disclosed on measurement of these obligations, which are deferred using a corridor approach, and of the past service cost, which is deferred over time, as explained below.
Plan assets are defined as those that will be directly used to settle obligations and that meet the following conditions:
•	They are not owned by the consolidated entities, but by a legally separate third party that is not a party related to the Group.

•
They are only available to pay or fund post-employment benefits and they cannot be returned to the consolidated entities unless the assets remaining in the plan are sufficient to meet all the benefit obligations of the plan and of the entity to current and former employees, or they are returned to reimburse employee benefits already paid by the Group.

If the Group can look to an insurer to pay part or all of the expenditure required to settle a defined benefit obligation, and it is practically certain that said insurer will reimburse some or all of the expenditure required to settle that obligation, but the insurance policy does not qualify as a plan asset, the Group recognizes its right to reimbursement -which, in all other respects, is treated as a plan asset- under Insurance contracts linked to pensions on the asset side of the consolidated balance sheet.
Actuarial gains and losses are defined as those arising from differences between the previous actuarial assumptions and what has actually occurred and from the effects of changes in actuarial assumptions. The Group uses, on a plan-by-plan basis, the corridor approach and recognizes in the consolidated income statement the amount resulting from dividing by five the net amount of the cumulative actuarial gains and/or losses not recognized at the beginning of each year which exceeds 10% of the present value of the obligations or 10% of the fair value of the plan assets at the beginning of the year, whichever amount is higher. The maximum five-year allocation period, which is required by the Bank of Spain for all Spanish financial institutions, is shorter than the average number of remaining years of active service relating to the employees participating in the plans, and is applied systematically.
The past service cost -which arises from changes to existing post-employment benefits or from the introduction of new benefits- is recognized on a straight-line basis in the consolidated income statement over the period from the time the new obligations arise to the date on which the employee has an irrevocable right to receive the new benefits.
Post-employment benefits are recognized in the consolidated income statement as follows:
•	Current service cost, i.e. the increase in the present value of the obligations resulting from employee service in the current period, under Personnel expenses.

•
Interest cost, i.e. the increase during the year in the present value of the obligations as a result of the passage of time, under Interest expense and similar charges. When obligations are presented on the liability side of the consolidated balance sheet, net of the plan assets, the cost of the liabilities recognized in the consolidated income statement relates exclusively to the obligations recognized as liabilities.

•	The expected return on plan assets and the gains or losses on the value of the plan assets, under Interest and similar income.

•	The actuarial gains and losses calculated using the corridor approach and the unrecognized past service cost, under Provisions (net) in the consolidated income statement.

w)	Other long-term employee benefits
Other long-term employee benefits, defined as obligations to pre-retirees -taken to be those who have ceased to render services at the entity but who, without being legally retired, continue to have economic rights vis-à-vis the entity until they acquire the legal status of retiree-, long-service bonuses, obligations for death of spouse or disability before retirement that depend on the employee’s length of service at the entity and other similar items, are treated for accounting purposes, where applicable, as established above for defined benefit post-employment plans, except that all past service costs and actuarial gains and losses are recognized immediately (see Note 25).
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
Tax assets includes the amount of all tax assets, which are broken down into current -amounts of tax to be recovered within the next twelve months- and deferred -amounts of tax to be recovered in future years, including those arising from tax loss or tax credit carryforwards.
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
Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilized, and the deferred tax assets do not arise from the initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit nor accounting profit. Other deferred tax assets (tax loss and tax credit carryforwards) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilized.

Income and expenses recognized directly in equity are accounted for as temporary differences.
The deferred tax assets and liabilities recognized are reassessed at each reporting date in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analyses performed.
z)	Residual maturity periods and average interest rates

The analysis of the maturities of the balances of certain items in the consolidated balance sheet and the average interest rates at 2010, 2009 and 2008 year-end is provided in Note 51.

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

As indicated in Note 1.h, the amendments to IAS 27, which came into effect in 2010, also revised certain aspect of IAS 7, Statement of Cash Flows, whereby cash flows arising from changes in ownership interests in a subsidiary that do not result in a loss of control are classified as cash flows from financing activities. This amendment was applied retrospectively.

ab)	Consolidated statement of recognized income and expense

This statement presents the income and expenses generated by the Group as a result of its business activity in the year, and a distinction is made between the income and expenses recognized in the consolidated income statement for the year and the other income and expenses recognized directly in consolidated equity.

Accordingly, this statement presents:
a.	Consolidated profit for the year.

b.	The net amount of the income and expenses recognized temporarily in consolidated equity under Valuation adjustments.

c.	The net amount of the income and expenses recognized definitively in consolidated equity.

d.
The income tax incurred in respect of the items indicated in b) and c) above, except for the valuation adjustments arising from investments in associates or jointly controlled entities accounted for using the equity method, which are presented net.

e.
Total consolidated recognized income and expense, calculated as the sum of a) to d) above, presenting separately the amount attributable to the Parent and the amount relating to non-controlling interests.

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
At December 31, 2007, the investment made by the Bank amounted to EUR 20,615 million and consisted of the Bank’s 27.9% ownership interest in the share capital of RFS Holdings B.V., the holding entity of the shares of ABN AMRO.
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
The Group’s assets in Brazil also comprised those corresponding to the asset management business of ABN AMRO in Brazil, which were initially allocated to Fortis in the process of spinning off and integrating the assets of ABN AMRO and which were acquired therefrom by the Bank in the first half of 2008 for EUR 209 million.

As part of the asset spin-off, in December 2008 Banco Santander Uruguay acquired the assets and liabilities of the Montevideo branch of ABN AMRO, and subsequently proceeded to merge the businesses.
Also, on 30 May 2008 Banco Santander and Banca Monte dei Paschi di Siena announced the completion of the purchase and sale of Antonveneta (excluding Interbanca, its corporate banking subsidiary) for EUR 9,000 million, in execution of the agreement announced on November 8, 2007.
On June 2, 2008, Banco Santander entered into a definitive agreement with General Electric whereby a General Electric Group company would acquire Interbanca and various Santander Group entities would acquire the GE Money units in Germany, Finland and Austria, GE’s card units in the UK and Ireland and its car finance unit in the UK. The base price agreed for the two transactions was EUR 1,000 million each, subject to various adjustments. These transactions were completed with the acquisition of GE Germany in the fourth quarter of 2008 and the acquisition of the remaining GE units and the sale of Interbanca in the first quarter of 2009 (see Section.x. below).
In the third quarter of 2008 the Group sold 45% of ABN Amro Asset Management Italy SGR S.p.A. to Banca Monte di Paschi di Siena for EUR 35 million; Banca Monte di Paschi di Siena had already acquired the remaining 55% through the acquisition of Antonveneta.
The businesses shared by the members of the consortium included subordinated liabilities issued by ABN AMRO. The portion of these liabilities relating to Santander was transferred to RBS and Fortis at market prices, giving rise to gains for the Group amounting to EUR 741 million which were recognized under Gains/losses on financial assets and liabilities (net) in the income statement for 2008.
On September 22, 2008, RFS completed the squeeze-out of the non-controlling shareholders of ABN AMRO through the payment of EUR 712 million to these shareholders. Consequently, from that date RFS has been the sole shareholder of ABN AMRO. Banco Santander had to pay EUR 200 million to complete this process, on the basis of its ownership interest in RFS.
Banco Real was fully consolidated in the Group’s financial statements in the fourth quarter of 2008; previously it had been accounted for using the equity method through the ownership interest in RFS Holdings. Accordingly, the Group’s income statement for 2008 included all the results contributed to the Group by this entity from January 1, 2008. The volume of assets that Banco Real contributed to the Group amounted to approximately EUR 44,000 million, based on the exchange rate ruling at 2008 year-end. The amounts of the main assets, liabilities and contingent liabilities contributed to the Group by this entity are detailed in the related notes to these consolidated financial statements.
The goodwill at the date of acquisition assigned to Banco Real following all the aforementioned transactions amounted to EUR 8,000 million (EUR 6,446 million at the exchange rate prevailing at 2008 year-end).
In April 2009, ABN AMRO sold its branch in Asunción (Paraguay), after converting it into a subsidiary, to Banco Regional (40%-owned by the Rabobank group) for EUR 42.2 million, giving rise to a net gain of approximately EUR 5 million.
On April 1, 2010, the name of ABN AMRO was changed to The Royal Bank of Scotland Holding N.V.
On the same date, ABN AMRO Bank N.V., a company recently incorporated for the purpose of acting as the holding company for most of the assets and liabilities that belonged to the Netherlands state, became a wholly-owned subsidiary of said state. Also on April 1, 2010, the Royal Bank of Scotland Group plc, Banco Santander, S.A., the Netherlands state and RFS Holdings B.V. entered into a new “Restated Consortium and Shareholders Agreement”.

At the date on which these consolidated financial statements were authorized for issue, Banco Santander had a small economic interest in RFS Holdings B.V., which in turn owns a residual amount of the assets and liabilities shared with the Royal Bank of Scotland Group plc and the Netherlands state.
ii. Compañía Española de Petróleos, S.A. (Cepsa)
In 2003 the Bank launched a takeover bid for up to 42,811,991 Cepsa shares, and the offer was accepted for 32,461,948 shares, representing an investment of EUR 909 million.
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
Also, the aforementioned partial award ordered the dissolution of Somaen Dos, S.L. (Sole-Shareholder Company), the sole company object of which was the holding of ownership interests in Cepsa, with a view to each shareholder recovering direct ownership of their respective Cepsa shares, in accordance with the agreements entered into between the Bank and Total, S.A. (or its subsidiary, Elf). To this end, on August 2, 2006, Banco Santander, S.A. and Riyal, S.L. entered into two agreements with Elf Aquitaine, S.A. and Odival, S.A., on the one hand, and with Unión Fenosa, S.A., on the other, to enforce the partial award and separate the ownership interests that they each held in Cepsa through Somaen-Dos, S.L.
On October 13, 2006, Elf received notification from the European Commission communicating the authorization of the concentration resulting from the acquisition by Elf of shares representing 4.35% of the share capital of Cepsa. Consequently, the Group sold 11,650,893 Cepsa shares to Elf for EUR 53 million. This disposal gave rise to a loss of EUR 158 million which was covered by a provision recognized for this purpose.
At December 31, 2008, the directors of the Bank classified the 32.5% ownership interest held in Compañía Española de Petróleos, S.A. (Cepsa) as a non-current asset held for sale, since it intended to recover the value of the investment through the sale thereof in the short term. This ownership interest was sold in 2009 (see Note 12).
iii. Drive Consumer USA, Inc. (Drive) (Santander Consumer USA Inc.)
In 2006 the Group entered into an agreement to acquire 90% of Drive for USD 637 million in cash (approximately EUR 494 million), which is 6.8 times the estimated profit for 2006.
The transaction gave rise to goodwill of USD 544 million.
The agreement established that the price paid by the Group could be increased by up to USD 175 million if the company met certain profit targets for 2007 and 2008. In July 2007, an agreement was reached for this payment to be made early in exchange for a reduction in its amount from USD 175 million to USD 135 million (EUR 97 million), giving rise to additional goodwill for the amount disbursed.

The owners of Santander Consumer USA Inc. (formerly Drive Consumer USA, Inc.) were HBOS, plc with 64.5% and the management team with 35.5%. Following the acquisition, the current chairman and COO of Drive performs the functions of CEO and holds an ownership interest in the company of 9%, a percentage on which there are certain purchase and sale options which might lead to the Group acquiring a further 9% stake by 2013 at prices linked to the company’s earnings performance. In 2009 the Group acquired a further 0.5%.
iv. Acquisition of the European consumer finance business from The Royal Bank of Scotland (RBS)
On July 1, 2008, the Group completed the acquisition (announced in the first quarter of 2008) of the consumer finance business of The Royal Bank of Scotland (RBS) in continental Europe, including its business activities in Germany, the Netherlands, Belgium and Austria. The price of this transaction amounted to EUR 306 million, giving rise to goodwill of EUR 85 million.
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
v. Alliance & Leicester plc
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
Key features of the acquisition:
•
At the time of the announcement each Alliance & Leicester plc share was worth 299 pence, and the total issued share capital, approximately GBP 1,259 million, whereby the proposed exchange represented a premium of approximately 36.4% on the closing price at July 11, 2008. Considering the above interim dividend, the premium amounted to approximately 44.6% on the aforementioned closing price.

•
The acquisition affords the integration of the ancillary businesses of Alliance & Leicester and Santander UK, thereby strengthening the competitive positioning of the products and services offered by the Group and benefiting its customers.

•	It increased the critical mass of the Group’s business in the UK market, as part of our vertical strategy.

•	In-market cost synergies through the Group’s presence in the UK, estimated at GBP 180 million per year (before tax) at the end of 2011.

•	Complementary geographical nature of both distribution networks (Alliance & Leicester has a major presence in the Midlands and Santander UK in the London area).

•	Santander UK’s expansion process in the SMEs and retail business will be speeded up by two to three years.

The acquisition was completed on October 10, 2008 through the issuance of 140,950,944 new Banco Santander shares of EUR 0.50 par value each, with a share premium of EUR 10.73 per share, and the capital increase amounted to EUR 1,583 million (share capital: EUR 70 million; share premium: EUR 1,513 million), giving rise to initial goodwill of GBP 442 million (EUR 554 million based on the exchange rate at the acquisition date).
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
Alliance & Leicester contributed total assets of approximately EUR 79,000 million at 2008 year-end. The amounts of the main assets, liabilities and contingent liabilities contributed to the Group by this entity are detailed in the related notes to these consolidated financial statements.
In 2008 Alliance & Leicester did not contribute any results to the Group. The information on the results that this entity would have contributed to the Group had it been acquired on January 1, 2008 is not considered to be representative and, therefore, is not disclosed in these notes to the financial statements.
vi. Acquisition of the distribution channels and retail deposits of Bradford & Bingley
On September 29, 2008, further to the notification by the UK Treasury that Bradford & Bingley plc (B&B) would be taken into public ownership, the Group announced that the retail deposits, the branch network and the related employees would be acquired by Santander UK, under the terms and conditions of the Banking (Special Provisions) Act 2008.
According to the statements made by the UK Treasury, all the loans and advances to customers and treasury assets of B&B, including mortgage assets of GBP 41,000 million, have been taken into public ownership.
The following were transferred to Santander UK:
•	Retail deposits totaling GBP 20,000 million

•	The direct distribution channels, including 197 commercial branches, 141 agencies (distribution points in third-party premises) and the related employees.
The acquisition price was GBP 612 million, including the transfer of GBP 208 million of capital relating to off-shore companies. The goodwill initially assigned to this business amounted to GBP 160 million (EUR 202 million based on the exchange rate at the transaction date).
vii. Sale of Porterbrook Leasing Company
On December 8, 2008, Santander UK completed the disposal of Porterbrook, its leasing business, through the sale of all the shares of Porterbrook Leasing Company and its subsidiaries to a consortium of investors including Antin Infrastructure Partners (the infrastructure fund sponsored by BNP Paribas), Deutsche Bank and Lloyds TSB, and received approximately GBP 1,600 million in cash. This disposal gave rise to a gain of EUR 50 million (GBP 40 million) recognized under Gains/(losses) on disposal of assets not classified as non-current assets held for sale in the consolidated income statement for 2008 (see Note 49).

viii. Sovereign Bancorp Inc. (Sovereign)
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
On January 30, 2009, the acquisition of Sovereign was completed and Sovereign became a wholly-owned subsidiary of Santander Group. The transaction involved the issue of 0.3206 ordinary shares of Banco Santander for each ordinary share of Sovereign (equivalent to the approved exchange of 0.2924 ADSs adjusted for the dilution arising from the capital increase carried out in December 2008). To this end, 161,546,320 ordinary shares were issued for a cash amount (par value plus share premium) of EUR 1,302 million.
The volume of assets contributed by the Sovereign business unit to the Group amounted to approximately EUR 48,791 million at the 2009 closing exchange rate, of which approximately EUR 9,568 million related to Available-for-sale financial assets and EUR 34,605 million to Loans and receivables. Also, at December 31, 2009 Sovereign contributed to the Group financial liabilities amounting to approximately EUR 45,364 million and provisions amounting to EUR 401 million. In the process of allocation of the purchase price, the Group recognized initial goodwill of USD 2,053 million (EUR 1,601 million at the exchange rate at the date of acquisition- EUR 1,425 million at the 2009 closing exchange rate-). Additionally, various notes to these consolidated financial statements disclose the amounts of the main assets, liabilities and contingent liabilities contributed to the Group by this entity.
Since the Group obtained control over Sovereign at the end of January 2009, the Group’s income statement for 2009 included substantially all the losses generated by Sovereign in the year (EUR 25 million).
ix. Acquisition of Real Tokio Marine Vida e Previdência
In March 2009 the Santander Brasil Group acquired the 50% of the insurance company Real Seguros Vida e Previdência (formerly Real Tokio Marine Vida e Previdência) that it did not already own from Tokio Marine for BRL 678 million (EUR 225 million).
x. General Electric Money and Interbanca
The first quarter of 2009 saw the completion of the agreement reached by Banco Santander and GE in March 2008 (see Section i. above) whereby Banco Santander would acquire the units of GE Money in Germany (already acquired in the fourth quarter of 2008), Finland and Austria and its card (Santander Cards UK Limited) and vehicle financing units in the UK, and GE Commercial Finance would acquire Interbanca, an entity specializing in wholesale banking which was assigned to Banco Santander in the distribution of ABN AMRO’s assets. The initial goodwill arising from the acquisition of the GE business amounted to EUR 558 million at December 2009. The assets contributed by these units consisted mainly of loans and advances to customers and represent approximately 1% of the Group’s lending.

xi. Banco de Venezuela, S.A., Banco Universal
On 22 May 2009, Banco Santander announced that it had reached an agreement in principle for the sale of its stake in Banco de Venezuela, S.A., Banco Universal to the Bolivarian Republic of Venezuela. On July 6, 2009 Banco Santander announced that it had closed the sale of the stake in Banco de Venezuela, S.A., Banco Universal to Banco de Desarrollo Económico y Social de Venezuela, a public institution of the Bolivarian Republic of Venezuela, for USD 1,050 million, of which USD 630 million were received in cash on that date and the remainder was received before year-end. This sale did not have a material impact on the Group’s consolidated income statement.
xii. Triad Financial Corporation
In June 2008, Banco Santander’s executive committee authorized the acquisition by Santander Consumer USA Inc. (formerly Drive Consumer USA Inc.) of the vehicle purchase loan portfolio and an Internet-based direct loan platform (roadloans.com) belonging to the US group Triad Financial Corporation. The acquisition price, USD 615 million, was determined on the basis of an analysis of each individual loan. In July 2009 the aforementioned executive committee authorized Santander Consumer USA Inc. to acquire Triad Financial Corporation SM LLC with its remaining portfolio for USD 260 million.
xiii. Banco Santander (Brasil) S.A.
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
Once the global offering was completed and after the underwriters exercised their options, the capital increase amount was BRL 13,182 million (EUR 5,092 million). The free float of Santander Brasil rose to approximately 16.45% of its share capital, from only 2.0% before the IPO. Santander Brasil undertook to raise the free float to at least 25% of its share capital within three years from the date of the initial public offering in order to maintain its listing on Level 2 of the Bolsa de Valores, Mercadorias e Futuros (BM&FBOVESPA). The ADSs are listed on the New York Stock Exchange.
Santander Group’s net gains from the placement amounted to EUR 1,499 million (see Note 1.h).

Prior to the public offering, on August 14, 2009, the Group transferred to Santander Brasil, through share exchange transactions, all the share capital of certain Brazilian asset management, insurance and banking companies (including Santander Seguros S.A. and Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A.) which were owned by Santander Group and certain non-controlling shareholders. The total equity of the transferred businesses was valued at BRL 2,500 million. The purpose of these transactions was to consolidate in a single entity Santander Group’s investments in Brazil, thus streamlining the current corporate structure and grouping the ownership interests held by Santander Group and by the non-controlling shareholders in those entities in the share capital of Santander Brasil. As a result of these transactions, the share capital of Santander Brasil was increased by approximately BRL 2,500 million through the issuance of 14,410,886,181 shares, of which 7,710,342,899 were ordinary shares and 6,700,543,282 were preference shares. Additionally, on September 17, 2009, Banco Santander sold to Santander Brasil a loan portfolio consisting of loans to Brazilian companies and their associates abroad for USD 806.3 million.
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
Santander Brasil is the third largest private-sector bank in Brazil, the largest bank controlled by an international financial group and the fourth largest bank overall in Brazil in absolute terms, with a market share of 10.2% in terms of assets. Santander Brasil carries on its business activity across the country, although its presence is concentrated in the Southern and South Eastern regions, where it has one of the largest branch networks, according to the Central Bank of Brazil.
In August 2008, Santander Brasil acquired Banco Real, which was then the fourth largest private-sector Brazilian bank in terms of volume of assets. At the time of the purchase, Santander Brasil was the fifth largest private-sector bank in Brazil in terms of volume of assets. The businesses of Banco Real and Santander Brasil were highly complementary before the acquisition. Santander Brasil considers that the acquisition provides considerable opportunities in terms of operational, commercial and technology synergies, building on the best practices of each bank. Banco Real’s strong representation in the states of Rio de Janeiro and Minas Gerais has further enhanced Santander Brasil’s position in the Southern and South Eastern regions of the country, adding to this entity’s already significant presence in those regions, particularly in the State of São Paulo. The acquisition of Banco Real consolidated Santander Brasil’s position as a full-service bank with nationwide coverage, whose size enables it to compete efficiently in its target markets.
In the third quarter of 2010, the Group sold 2.616% of the share capital of Santander Brasil. The sale price amounted to EUR 867 million, which gave rise to increases of EUR 162 million in Reserves and EUR 790 million in Non-controlling interests, and a decrease of EUR 85 million in Valuation adjustments — Exchange differences.
xiv. Acquisition of 75% of AIG Bank Polska Spólka Akcyina
On June 8, 2010, Santander Consumer Bank S.A. (Poland) carried out a capital increase through the issue of 1,560,000 new shares, fully subscribed by AIG Consumer Finance Group Inc., through a non-monetary contribution of 11,177,088 shares of AIG Bank Polska S.A., representing 99.92% of its share capital. The increase amounted to PLN 452 million (approximately EUR 109 million at the transaction date).
Following this capital increase, the ownership interest held by the Group in Santander Consumer Bank, S.A. (Poland) was diluted to 70% of the share capital.

xv. Sale of James Hay Holdings Limited
On March 10, 2010, Santander Private Banking UK Limited completed the sale of James Hay Holdings Limited (including its five subsidiaries) through the transfer of all the shares of James Hay Holdings Limited to IFG UK Holdings Limited, a subsidiary of the IFG Group, for a total of GBP 39 million.
xvi. Sale of Companhia Brasileira de Soluções e Serviços
In July 2010 the agreement entered into with Banco do Brasil S.A. and Banco Bradesco S.A. for the sale to these two entities of Santander Group’s ownership interest in Companhia Brasileira de Soluções e Serviços-CBSS (15.32% of the share capital) was executed. The sale price was approximately EUR 88.9 million, giving rise to a gain of EUR 80 million, recognized under Gains/(losses) on disposal of assets not classified as non-current assets held for sale (EUR 33 million net of tax and non-controlling interests).
xvii. Acquisition of 24.9% of Banco Santander México
On June 9, 2010, Banco Santander announced that it had entered into an agreement with Bank of America whereby it would acquire the 24.9% ownership interest that the latter held in Grupo Financiero Santander (Banco Santander México) for USD 2,500 million. The transaction, which was completed in the third quarter of 2010, entailed a decrease of EUR 1,177 million in Non-controlling interests and EUR 843 million in Reserves. Following the transaction, Santander’s ownership interest in Banco Santander México stands at 99.9%.
xviii. Bid for Santander BanCorp
The bid launched by Administración de Bancos Latinoamericanos Santander, S.L. (Ablasa), a wholly-owned subsidiary of Santander, for the portion of the share capital of Santander BanCorp (Puerto Rico) that it did not control, ended on July 22, 2010. The bid was accepted by shareholders representing 7.8% of the share capital and, accordingly, following the bid, Ablasa’s ownership interest in Santander BanCorp rose to 98.4%.
Ablasa acquired the remaining shares through a transaction performed in Puerto Rico on July 29, 2010 known as a short form merger, whereby the shares held by the shareholders who did not accept the bid were redeemed and these shareholders received in exchange the same amount in cash that was paid in the bid (USD 12.69 per share), without interest and net of any applicable tax withholding.
The total amount of the transaction was approximately USD 56 million (EUR 44 million), which was recognized through a decrease in Non-controlling interests of EUR 45 million and an increase in Reserves of EUR 1 million.
After the short form merger was completed, Santander BanCorp is now a wholly-owned subsidiary of Banco Santander. Its shares are no longer listed on the New York and Latibex stock exchanges and it is no longer required to file certain periodic information with the US Securities and Exchange Commission.
Following is a description of other transactions in progress at 2010 year-end:
xix. Agreement to buy Royal Bank of Scotland branches
On June 18, 2010, the Bank announced that its subsidiary Santander UK had submitted a bid for approximately 300 Royal Bank of Scotland (RBS) branches in the United Kingdom.
In August 2010 Santander UK entered into an agreement to acquire the portion of the banking business that Royal Bank of Scotland carries on through its branches in England and Wales and through the NatWest network in Scotland. The price, subject to adjustments, amounts to GBP 1,650 million (approximately EUR 1,987 million), including goodwill estimated at GBP 350 million (approximately EUR 421 million).

The acquisition includes 311 RBS branches in England and Wales and 7 NatWest branches in Scotland, 40 SME banking centers and more than 400 business banking managers, 4 corporate banking centers and 3 private banking centers. The transaction affects 1.8 million private customers, 244,000 SMEs and approximately 1,200 medium-sized business banking customers.
Completion of this transaction is scheduled in 2012, after obtaining the required authorizations. The European Commission has already authorized the transaction.
xx. Agreement with Skandinaviska Enskilda Banken (SEB Group) for the acquisition of its commercial banking business in Germany
On July 12, 2010, an announcement was made regarding the agreement entered into with Skandinaviska Enskilda Banken (SEB Group) for the acquisition by the German subsidiary Santander Consumer Bank AG of SEB’s commercial banking business in Germany for approximately EUR 555 million. As a result of the acquisition of SEB’s commercial banking business in Germany, which comprises 173 branches and offers services to a million customers, the number of Santander Consumer Bank branches in Germany will almost double. The transaction was completed on January 31, 2011, once the relevant regulatory approvals were obtained.
xxi. Agreement with Allied Irish Banks to acquire Polish entity Bank Zachodni WBK
On September 10, 2010, Santander Group announced that it had entered into an agreement with Allied Irish Banks (AIB) to acquire 70.36% of Polish entity Bank Zachodni WBK (BZ WBK) for approximately EUR 2,938 million in cash. The acquisition of BZ WBK would be implemented through a takeover bid of 100% of the share capital, which AIB would be obliged to accept. In addition, Santander would acquire the 50% ownership interest that AIB holds in BZ WBK Asset Management for EUR 150 million in cash.
As indicated in Note 1.g), on February 7, the aforementioned takeover bid was announced for 100% of the Polish entity BZ WBK, which AIB, owner of 70.36% of BZ WBK, is obliged to accept, by virtue of the agreement entered into with the Bank.
Banco Santander’s bid entails a maximum consideration of approximately EUR 4,293 million in cash for 100% of BZ WBK, its acceptance period runs from February 24, 2011 to March 25, 2011 and it is expected to be settled on April 1, 2011.
On February 18, 2011, a notice of non-opposition was received from the Polish financial regulator -KNF- to the Group’s acquisition of a significant stake.
* * * * *
The cost, total assets and total income of the other consolidated companies acquired and disposed of in the last three years were not material with respect to the related consolidated totals.
c)	Off-shore entities
The Group currently has 18 subsidiaries resident in off-shore territories, including the remaining entities of Santander UK (formerly Abbey, Alliance & Leicester and Bradford & Bingley) and the entities included in the Group as a result of the acquisition of Santander Holdings USA (formerly Sovereign Bancorp). These territories are not considered tax havens according to the list published by the OECD in March 2011.

At present two of these subsidiaries are in liquidation, and the liquidation of a further three subsidiaries is expected to commence in 2011.
Following the above-mentioned planned disposals, the Group will have a total of 13 off-shore subsidiaries. These entities have 193 employees, located mainly in Jersey and the Isle of Man, and are classified by activity as detailed below:
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
Issuers of preference shares:
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
The individual results of these subsidiaries, calculated in accordance with local accounting principles, are shown in the Appendices to these notes to the consolidated financial statements together with other data thereon.
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
The banks and companies, whose activities are detailed above, contributed a profit of approximately EUR 28 million to the Group’s consolidated profit in 2010.
Additionally, the Group has five branches, one located in Hong Kong, three in the Cayman Islands and one in the Isle of Man. The Group plans to open a branch in Singapore in 2011. These branches report to, and consolidate their balance sheets and income statements with, their respective parents, and have 87 employees.
Spain is expected to enter into information exchange agreements with the Cayman Islands, Hong Kong and Singapore, as a result of which these countries and territories would cease to be considered tax havens for the purposes of Spanish legislation. Once these agreements become effective, the Group will have eight units (seven subsidiaries and one branch) resident for tax purposes in off-shore territories, namely the Isle of Man, Jersey and Guernsey. Although it is possible that agreements will also be entered into with these last-mentioned jurisdictions, it should be noted that, according to the list published by the OECD, none of these three jurisdictions is considered a tax haven.
Also, the Group controls, from Brazil, a securitization special-purpose vehicle in the Cayman Islands, called Brazil Foreign Diversified Payment Rights Finance Company, and it manages a protected cell company in Guernsey, called Guaranteed Investment Product 1 PCC, Ltd. Additionally, the Group has, directly or indirectly, various financial investments located in tax havens including, inter alia, Asiabridge Fund I LLC in Mauritius, The HSH Coinvest (Cayman) Trust -B in the Cayman Islands, Olivant Limited in Guernsey, Algebris Global Financials Fund in the Cayman Islands and JC Flowers III in the Cayman Islands.
The Group has seven subsidiaries domiciled in off-shore territories that are not considered to be off-shore entities since they are resident for tax purposes in, and operate exclusively from, the UK (two of these subsidiaries are in liquidation).
The Group also has six subsidiaries and one branch located in the Bahamas (three of which engage in banking activities) and it has financial investments in this country, which ceased to be considered a tax haven for the purposes of Spanish legislation as a result of the information exchange agreement entered into between the Kingdom of Spain and the Commonwealth of The Bahamas. These subsidiaries contributed a profit of approximately EUR 160 million to the Group’s consolidated profit in 2010.
Lastly, it has a subsidiary in Panama that conducts a scant banking activity. This country has entered into an international tax treaty with Spain containing an information exchange clause and, accordingly, this territory will cease to be considered a tax haven.
* * * * *

The Group has established the proper procedures and controls (risk management, supervision, verification and review plans and periodic reports) to prevent reputational and legal risk arising at these entities. Also, the Group has continued to implement its policy to reduce the number of off-shore units. The financial statements of the Group’s off-shore units are audited by member firms of Deloitte.
4.	Distribution of the Bank’s profit and Earnings per share
a)	Distribution of the Bank’s profit
The distribution of the Bank’s net profit for 2010 that the board of directors will propose for approval by the shareholders at the annual general meeting is as follows:

Millions
of euros

Distribution of dividends already paid prior to the annual general meeting -EUR 3,044 million- and acquisition of bonus share rights from the shareholders which, under the Santander Dividendo Elección programme, opted to receive in cash remuneration equivalent to the second and third interim dividends -EUR 286 million-:	3,330
Of which:
Distributed at December 31, 2010 (*)	1,270
Third interim dividend	129
Fourth interim dividend	1,931

To voluntary reserves	2

Net profit for the year	3,332

(*)	Recognized under Shareholders’ equity — Dividends and remuneration.
In addition to the EUR 3,330 million indicated above, a further EUR 1,669 million in shares were allocated to the remuneration of shareholders under the shareholder remuneration scheme (Santander Dividendo Elección) approved by the shareholders at the annual general meeting held on June 11, 2010, whereby the Bank offered shareholders the possibility to opt to receive an amount equivalent to the second and third interim dividends out of 2010 profit in cash or new shares. For these purposes, the executive committee of Banco Santander, at its meetings held on November 2, 2010 and January 13, 2011, resolved to carry out capital increases with a charge to voluntary reserves arising from unappropriated profits, as approved by the shareholders at the annual general meeting of June 11, 2010 (see Note 31).

The provisional accounting statements prepared by the Bank pursuant to legal requirements evidencing the existence of sufficient funds for the distribution of the interim dividends were as follows:

	Millions of euros
	05/31/10	09/30/10	12/31/10	12/31/10
	First	Second	Third (*)	Fourth (*)

Profit after tax	1,246	1,626	3,332	3,332
Dividends paid	—	(1,113)	(1,270)	(1,270)

	1,246	513	2,062	2,062

Interim dividends in cash	1,113	157	129	1,931
Accumulated interim dividends	1,113	1,270	1,399	3,330
Gross dividend per share (euros)	0.135234	0.119000	0.117000	0.228766
Date of payment	01/08/10	01/11/10	01/02/11	01/05/11

(*)	Dividends not distributed at December 31, 2010.
The board of directors will propose to the shareholders at the annual general meeting that remuneration of EUR 0.60 per share be paid out of 2010 profit.
b)	Earnings per share from continuing operations and discontinued operations
i. Basic earnings per share

Basic earnings per share are calculated by dividing the net profit attributable to the Parent by the weighted average number of ordinary shares outstanding during the year, excluding the average number of treasury shares held in the year.

Accordingly:

	12/31/10	12/31/09	12/31/08

Profit attributable to the Parent (thousands of euros)	8,180,909	8,942,538	8,876,414
Profit (Loss) from discontinued operations (net of non-controlling interests) (thousands of euros)	(26,922)	27,431	310,804
Profit from continuing operations (net of non-controlling interests) (thousands of euros)	8,207,831	8,915,107	8,565,610

Weighted average number of shares outstanding	8,210,983,846	8,075,814,950	6,802,545,788
Assumed conversion of convertible debt	475,538,339	478,409,443	468,923,871

Adjusted number of shares	8,686,522,185	8,554,224,393	7,271,469,659

Basic earnings per share (euros)	0.9418	1.0454	1.2207
Basic earnings per share from discontinued operations (euros)	(0.0031)	0.0032	0.0427
Basic earnings per share from continuing operations (euros)	0.9449	1.0422	1.1780

ii. Diluted earnings per share

In calculating diluted earnings per share, the amount of profit attributable to ordinary shareholders and the weighted average number of shares outstanding, net of treasury shares, are adjusted to take into account all the dilutive effects inherent to potential ordinary shares (share options, warrants and convertible debt instruments).

Accordingly, diluted earnings per share were determined as follows:

	12/31/10	12/31/09	12/31/08

Profit attributable to the Parent (thousands of euros)	8,180,909	8,942,538	8,876,414
Profit (Loss) from discontinued operations (net of non-controlling interests) (thousands of euros)	(26,922)	27,431	310,804
Profit from continuing operations (net of non-controlling interests) (thousands of euros)	8,207,831	8,915,107	8,565,610
Dilutive effect of changes in profit for the year arising from potential conversion of ordinary shares	—	—	—

Weighted average number of shares outstanding	8,210,983,846	8,075,814,950	6,802,545,788
Assumed conversion of convertible debt	475,538,339	478,409,443	468,923,871
Dilutive effect of options/rights on shares	57,607,691	59,108,134	44,244,806

Adjusted number of shares	8,744,129,876	8,613,332,527	7,315,714,465

Diluted earnings per share (euros)	0.9356	1.0382	1.2133
Diluted earnings per share from discontinued operations (euros)	(0.0031)	0.0032	0.0425
Diluted earnings per share from continuing operations (euros)	0.9387	1.0350	1.1709
5.	Remuneration and other benefits paid to the Bank’s directors and senior managers
a)	Remuneration of directors
i. Bylaw-stipulated directors’ emoluments and attendance fees

Article 58 of the Bank’s current Bylaws approved by the shareholders at the annual general meeting held on June 21, 2008 provides that the share in the Bank’s profit for each year that the directors will be entitled to receive for discharging their duties as members of the board of directors -annual emolument and attendance fees- will be equal to 1% of the Bank’s net profit for the year. However, the board of directors may resolve to reduce this percentage. In the previous Bylaws, this percentage represented the limit only with respect to the annual emolument and did not include attendance fees.

The amount set by the board of directors for 2010, calculated pursuant to the aforementioned Article 58 of the Bylaws, was 0.183% of the Bank’s profit for 2010 (2009: 0.144% in like-for-like terms; 2008: 0.124% in like-for-like terms).

At the proposal of the appointments and remuneration committee, the directors at the board meeting held on December 20, 2010 resolved to set the annual emolument for 2010 at the same amounts as those paid out of the profits for 2009 and 2008.

Previously, at the board meeting held on December 22, 2008, under the powers conferred on them, the directors had resolved to reduce by 10% the annual emolument corresponding to the directors for 2008, and established the following amounts in this connection (the respective proportional amounts were allocated to any directors who did not sit on the board for the whole year): each board member received a gross emolument of EUR 106.3 thousand in 2010, 2009 and 2008 and, additionally, each member of the following board committees received the following gross emoluments: executive committee, EUR 213.2 thousand; audit and compliance committee, EUR 50 thousand; appointments and remuneration committee, EUR 30 thousand. Also, the first deputy chairman and the fourth deputy chairman received a gross amount of EUR 36 thousand each.

Furthermore, the directors receive fees for attending board and committee meetings, excluding executive committee meetings, since no attendance fees are received for this committee.

The amounts of the fees for attending the meetings of the board of directors and of the board committees (excluding the executive committee) were the same in 2010 as in 2009 and 2008 and will remain unchanged as from January 1, 2011, in accordance with the proposal made by the appointments and remuneration committee at its meeting on December 14, 2010 and approved by the directors at the board meeting on December 20, 2010. These attendance fees were approved by the directors at the board meeting held on December 17, 2007 in the following amounts:

•	Board of directors: EUR 2,540 for resident directors and EUR 2,057 for non-resident directors.

•	Risk committee and audit and compliance committee: EUR 1,650 for resident directors and EUR 1,335 for non-resident directors.

•	Other committees: EUR 1,270 for resident directors and EUR 1,028 for non-resident directors.
ii. Salaries

Following is the detail of the salaries received by the Bank’s executive directors: Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos, Mr. Alfredo Sáenz Abad, Mr. Matías Rodríguez Inciarte, Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea, Mr. Francisco Luzón López and Mr. Juan Rodríguez Inciarte, who took office as member of the board of directors on March 24, 2008.

	Thousands of euros
	2010		2009	2008

Total salaries	22,670		25,784	25,489
Of which: variable remuneration in cash	11,917	(1)	15,240	15,240

(1)
At the annual general meeting on June 11, 2010, the shareholders approved the first cycle of the deferred conditional delivery share plan, whereby payment of a portion of the variable remuneration for 2010 amounting to EUR 6,362 thousand will be deferred over the next three years and will accrue, where appropriate, in three equal portions and will be recognized as remuneration in each of the aforementioned years, provided that the conditions for entitlement to the remuneration are met. Note 5.d.iv) includes detailed information on the aforementioned deferred variable remuneration.

The amounts of fixed salary remuneration received by the executive directors in 2010 were approved by the directors at the board meeting held on December 21, 2009, following the proposal made by the appointments and remuneration committee at its meeting of December 17, 2009.

Also, at the meeting held on December 14, 2010, the appointments and remuneration committee proposed to the board of directors that the executive directors’ variable salary remuneration for 2010 should include a deferred portion payable in shares, as resolved by the shareholders at the annual general meeting held on June 11, 2010 (see Note 5.d.iv). This proposal was approved by the directors at the board meeting held on December 20, 2010. At its meeting held on December 21, 2009, the board of directors resolved that the executive directors’ variable salary remuneration for 2009 be maintained at the same amounts as in 2008. At the board meetings of December 22, 2008 and January 26, 2009, the directors had resolved to reduce these amounts by 15% with respect to 2007 -10% in the case of Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea-.

iii. Detail by director
The detail, by director, of the remuneration earned by the Bank’s directors in 2010 is as follows:

	Thousands of euros
	2010												2009	2008
	Bylaw-stipulated emoluments						Salary of executive			Other
	Annual emolument				Attendance fees		directors (1)			remuneration
				Appointments				Variable
			Audit and	and				remuneration
		Executive	compliance	remuneration		Other	Fixed	in cash		Share plan
Directors	Board	committee	committee	committee	Board	fees	remuneration	(a)	Total	(b)	Other	Total	Total	Total

Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	106	213	—	—	28	4	1,344	1,682	3,026	486	1	3,864	3,992	5,420
Mr. Fernando de Asúa Álvarez	142	213	50	30	28	191	—	—	—	—	—	654	647	642
Mr. Alfredo Sáenz Abad	106	213	—	—	28	4	3,703	3,351	7,054	1,301	473	9,179	10,237	9,295
Mr. Matías Rodríguez Inciarte	106	213	—	—	28	163	1,710	1,994	3,704	622	226	5,062	5,339	6,541
Mr. Manuel Soto Serrano	142	—	50	30	25	32	—	—	—	—	—	279	277	274
Assicurazioni Generali, SpA.	123	—	—	—	16	—	—	—	—	—	—	139	134	140
Mr. Antonio Basagoiti García-Tuñón	106	213	—	—	28	156	—	—	—	—	7	510	510	517
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea	106	213	—	—	28	4	1,353	1,440	2,793	321	16	3,481	3,647	4,021
Mr. Francisco Javier Botín-Sanz de Sautuola y O’Shea (2)	106	—	—	—	25	—	—	—	—	—	—	131	129	129
Lord Terence Burns	106	—	—	—	19	—	—	—	—	—	—	125	125	123
Mr. Guillermo de la Dehesa Romero	106	213	—	30	28	13	—	—	—	—	—	390	386	384
Mr. Rodrigo Echenique Gordillo (**)	106	213	—	30	28	11	—	—	—	—	35	423	418	443
Mr. Antonio Escámez Torres	106	213	—	—	23	149	—	—	—	—	39	530	537	535
Mr. Ángel Jado Becerro de Bengoa (***)	59	—	—	—	13	—	—	—	—	—	—	72	—	—
Mr. Francisco Luzón López	106	213	—	—	23	1	1,656	2,146	3,802	522	1,004	5,671	5,811	6,851
Mr. Abel Matutes Juan	106	—	50	—	25	16	—	—	—	—	—	197	192	194
Mr. Juan Rodríguez Inciarte (*)	106	—	—	—	28	120	987	1,304	2,291	505	111	3,161	3,121	3,830
Mr. Luis Ángel Rojo Duque (3)	106	—	50	30	8	21	—	—	—	—	—	215	225	229
Mr. Luis Alberto Salazar-Simpson Bos	106	—	50	—	25	19	—	—	—	—	—	200	202	198
Ms. Isabel Tocino Biscarolasaga	106	—	—	—	28	—	—	—	—	—	—	134	132	129

Total 2010	2,168	2,132	248	149	482	904	10,754	11,917	22,670	3,757	1,912	34,423	—	—

Total 2009	2,108	2,132	248	149	440	900	10,544	15,240	25,784	2,403	1,897	—	36,061	—

Total 2008	2,084	2,132	248	149	411	942	10,249	15,240	25,489	6,612	1,827	—	—	39,894

(*)
Appointed as member of the Bank’s board of directors on January 28, 2008, Mr. Juan Rodríguez Inciarte took office on March 24, 2008. He was appointed as a member of the risk committee on March 24, 2008.

(**)	Ceased to be a member of the risk committee on March 24, 2008. He was appointed as a member of the audit and compliance committee on December 14, 2010.

(***)	Appointed as member of the Bank’s board of directors by the shareholders at the general meeting held on January 11, 2010, Mr. Angel Jado Becerro de Bengoa took office on the same date.

(a)	Relating to the variable remuneration in cash received in 2010.

(b)	Amounts received in 2010 in respect of the variable remuneration in shares granted through the Plan I10 approved by the shareholders at the general meeting held on June 21, 2008.

(1)
Recognized under Personnel expenses at the Bank, except for the salary of Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea, whose salary for the first eleven months of 2010 was recognized at Banco Español de Crédito, S.A.

(2)	Amounts contributed to Marcelino Botín Foundation.

(3)	Mr. Luis Ángel Rojo Duque died on May 24, 2011.

iv. Other remuneration
Remuneration under the share plan

The amount of Other remuneration — Share plan, EUR 3,757 thousand at December 31, 2010 and EUR 2,403 thousand at December 31, 2009, as shown in the foregoing table, relates to the variable remuneration received in 2010 and 2009 by the Bank’s directors in the form of Banco Santander, S.A. shares under the I10 and I09 incentive plans (Plans I10 and I09) approved by the shareholders at the annual general meeting on June 23, 2007. As established in the aforementioned plans, the number of shares received was determined by the degree of achievement of the targets to which it was tied, and fell short of the maximum number established in both years (see Note 5.d.ii).

Also, the amount at December 31, 2008, EUR 6,612 thousand, relates to the variable share-based remuneration received in 2008 by the Bank’s directors through the exercise of Banco Santander, S.A. share options granted under the I06 incentive plan (Plan I06) approved by the shareholders at the annual general meeting of Banco Santander, S.A. held on June 18, 2005 and, in the case of Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea, through the delivery of shares of Banco Español de Crédito, S.A. under an incentive plan for executives of this entity approved by the shareholders at its annual general meeting held on February 28, 2006 (see Note 5.d.i).

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

		Thousands of euros
	Company	2010	2009	2008

Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	Shinsei Bank, Ltd.	—	30.1	53.0
Mr. Fernando de Asúa Álvarez	Cepsa	—	100.2	97.2
Mr. Antonio Escámez Torres	Attijariwafa Bank Société Anonyme	10.0	5.0	14.8

		10.0	135.3	165.0

Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos ceased to discharge his duties as director of Shinsei Bank, Ltd. on June 23, 2009 and received compensation of EUR 73.1 thousand.

Also, in 2008, 2007, 2006 and 2005 Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos had received, in each year, options to acquire shares of Shinsei Bank, Ltd. (Shinsei), the detail being as follows: 10,000 shares at a price of JPY 416 each in 2008; 10,000 shares at a price of JPY 555 each in 2007; 25,000 shares at a price of JPY 825 each in 2006; and 25,000 shares at a price of JPY 601 each in 2005. At December 31, 2010, the market price of the Shinsei share was JPY 106 and, therefore, regardless of the stipulated exercise periods, the options granted in those years would not have given rise to any gains had they been exercised.

Mr. Fernando de Asúa ceased to discharge his duties as director of Cepsa on October 1, 2009 after the Group sold its ownership interest in that company.

Furthermore, other directors of the Bank earned a total of EUR 741 thousand in 2010 as members of the boards of directors of Group companies (2009: EUR 663 thousand; 2008: EUR 729 thousand), the detail being as follows: Lord Burns received EUR 607 thousand as non-executive chairman of the Group companies Santander UK Plc and Alliance & Leicester Plc.; Mr. Antonio Basagoiti García-Tuñón received EUR 83 thousand as non-executive chairman of the board of directors of Banesto and in bylaw stipulated directors’ fees; Mr. Ángel Jado Becerro de Bengoa received EUR 9 thousand from Banco Banif, S.A. as a member of its board prior to joining the board of directors of the Bank and Mr. Matías Rodríguez Inciarte received EUR 42 thousand as a non-executive director of U.C.I., S.A.

c)	Post-employment and other long-term benefits

The total balance of supplementary pension obligations assumed by the Group over the years to its current and retired employees (covered mostly by in-house provisions which amounted to EUR 9,519 million at December 31, 2010) includes the obligations to those who have been directors of the Bank during the year and who discharge (or have discharged) executive functions. The total pension obligations to these directors, together with the total sum insured under life insurance policies and other items, amounted to EUR 325 million at December 31, 2010 (December 31, 2009: EUR 292 million; December 31, 2008: EUR 311 million).

The following table provides information on: (i) the pension obligations assumed and covered by the Group; and (ii) other insurance -the premiums of which are paid by the Group, the related cost being included in the Other remuneration — Other column in the table in Note 5.a.iii-, in both cases in respect of the Bank’s executive directors:

	Thousands of euros
	2010		2009		2008
	Accrued		Accrued		Accrued
	pension	Other	pension	Other	pension	Other
	obligations	insurance	obligations	insurance	obligations	insurance

Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	25,029	—	24,642	—	25,579	—
Mr. Alfredo Sáenz Abad	86,620	11,108	85,740	11,108	80,049	10,785
Mr. Matías Rodríguez Inciarte	44,560	5,131	52,536	5,131	50,894	4,982
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea	31,329	1,403	23,775	1,403	21,737	1,403
Mr. Francisco Luzón López	55,950	9,934	53,513	9,031	53,083	7,624
Mr. Juan Rodríguez Inciarte	11,629	2,961	10,969	2,961	9,918	2,875

	255,117	30,537	251,175	29,634	241,260	27,669

The amounts in the Accrued pension obligations column in the foregoing table relate to the accrued present actuarial value of the future annual payments to be made by the Group. These amounts were obtained using actuarial calculations and cover the obligations to pay the respective pension supplements or lump sums. In the case of Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos, Mr. Alfredo Sáenz Abad, Mr. Matías Rodríguez Inciarte and Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea, these supplements or sums were calculated as 100% of the sum of the fixed annual salary received at the date of effective retirement or, where appropriate, at the date of opting to receive the benefit in a lump sum, plus 30% of the arithmetical mean of the last three variable remuneration payments received until that date. In addition, in the case of Mr. Francisco Luzón López, to the amount thus calculated will be added the amounts received by him in the year before retirement or pre-retirement or, where appropriate, at the date of opting to receive the benefit in a lump sum, in his capacity as a member of the board of directors or the committees of the Bank or of other consolidable Group companies and, in the case of Mr. Juan Rodríguez Inciarte, 100% of the gross fixed annual salary received at the date of effective retirement or, where appropriate, at the date of opting to receive the benefit in a lump sum.

On December 17, 2007, March 24, 2008, July 21, 2008 and April 28, 2009, the board of directors of the Bank resolved to authorize a change in the contracts of the executive directors and the other members of the Bank’s senior management -the senior executives- granting them the right, once they reach the date of retirement -or pre-retirement, as appropriate- to opt to receive their accrued pensions -or amounts similar thereto- in the form of an annuity or a lump sum-, i.e. in one single payment, in full but not in part. In order to maintain the financial neutrality for the Group, the amount to be received in the form of a lump sum by the commitment beneficiary at the date of retirement must be the aliquot part of the market value of the assets assigned to cover the mathematical provisions of the policy instrumenting these commitments to senior executives at the date of economic effect of exercising the option. The senior management who are still in service on reaching the age of retirement -or who at the date of the contract entered into have passed the age of retirement- must state whether they wish to opt for this form of benefit. This option will mean that no further pension benefit will accrue and the lump sum to be received, which will be updated at the agreed-upon interest rate, will be fixed. Should the senior executive subsequently die whilst still in service and prior to retirement, the lump sum of the pension will correspond to his/her heirs.

In 2009, Mr. Emilio Botín Sanz de Sautuola y García de los Ríos and Mr. Alfredo Sáenz Abad, who had passed the age of retirement, exercised the option to receive their respective accrued pensions as a lump sum on the date of effective retirement.

Furthermore, at the board meeting held on December 21, 2009, the Bank’s directors resolved that the executive directors -and other members of senior management who are beneficiaries of defined benefit plans who have not reached the age of retirement may opt, upon reaching the age of 60 and on each of their following birthdays until they are 64 years of age, to receive their accrued pensions as a lump sum, which will be determined at the date of economic effect of exercising the option and which they (or their heirs in the event of death) will be entitled to receive when they retire or are declared to be disabled. In order to maintain the financial neutrality for the Group, the amount to be received in the form of a lump sum by the commitment beneficiary at the date of retirement must be the aliquot part of the market value of the assets assigned to cover the mathematical provisions of the policy instrumenting these commitments to senior executives at the date of economic effect of exercising the option. This option will mean that no further pension benefit will accrue and the lump sum to be received, which will be updated at the agreed-upon interest rate, will be fixed. Also, any person who exercises this option must undertake not to take pre-retirement, retire early or retire, in all cases at his/her own request, within two years from the exercise date.

Lastly, the board of directors resolution referred to in the preceding paragraph also regulated the impact of the deferral of the computable variable remuneration on the determination of the pension obligations (or similar amounts), in the form of an annuity or a lump sum, for pre-retirement, early retirement or normal retirement.

In 2010, Mr. Matías Rodríguez Inciarte, who had reached the age of 60, exercised the option to receive his accrued pension as a lump sum on the date of effective retirement.

The amounts included in the foregoing table in respect of the pension obligations accrued to the directors Mr. Emilio Botín Sanz de Sautuola y García de los Ríos and Mr. Alfredo Sáenz Abad in 2009 and to the director Mr. Matías Rodríguez Inciarte in 2010 are those relating to the aforementioned lump sums, and no further amounts will accrue in respect of pensions after those dates. The lump sums will be updated at the agreed-upon interest rate.

Pension provisions recognized and reversed in 2010 amounted to EUR 9,570 thousand and EUR 7,408 thousand, respectively (2009: EUR 5,703 thousand and EUR 4 thousand, respectively; 2008: EUR 26,974 thousand and EUR 11 thousand, respectively).

Additionally, other directors have life insurance policies the cost of which is borne by the Group, the related insured sum being EUR 3 million at December 31, 2010 (2009 and 2008: EUR 3 million each year). Also, the payments made in 2010 to the members of the board entitled to post-employment benefits amounted to EUR 2.6 million (2009: EUR 2.6 million).

d)	Deferred variable share-based remuneration systems
The detail of these plans granted to directors (see Note 47) is as follows:
i) Plan I06 (see Note 47)

In 2004 a long-term incentive plan (I06) was designed which, consisting of options on shares of the Bank, was tied to the achievement of two targets which were achieved. The exercise period was from January 15, 2008 to January 15, 2009. The executive directors were beneficiaries of this plan; the number of Bank share options held by them is indicated below:

			Options granted	Options exercised
					Number of		Market	Remuneration			Options at		Date of	Date of
	Options at	Exercise		Number of	shares	Exercise	price	allocated	Options at	Number of	December 31	Exercise	commencement	expiry of
	December 31	price		options	acquired	price	applied	(thousands	December 31	options	2010 and	price	of exercise	exercise
	2007	(euros)	Number	exercised	(***)	(euros)	(euros)	of euros)	2008	cancelled	2009	(euros)	period	period

Plan I06
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	541,400	9.09	—	(541,400)	541,400	9.09	12.40	1,780	—	—	—	—	—	—
Mr. Alfredo Sáenz Abad	1,209,100	9.09	—	—		—	—	—	1,209,100	(1,209,100)	—	9.09	15-01-08	15-01-09
Mr. Matías Rodríguez Inciarte	665,200	9.09	—	(332,600)	67,901	9.09	14.12	1,661	332,600	(332,600)	—	9.09	15-01-08	15-01-09
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea (*)	293,692	9.09	—	—		—	—	—	293,692	(293,692)	—	9.09	15-01-08	15-01-09
Mr. Francisco Luzón López	639,400	9.09	—	(300,000)	60,656	9.09	14.04	1,473	339,400	(339,400)	—	9.09	15-01-08	15-01-09
Mr. Juan Rodríguez Inciarte (**)	419,000	9.09	—	(419,000)	419,000	9.09	11.72	1,090	—	—	—	—	—	—

	3,767,792	9.09		(1,593,000)				6,004	2,174,792	(2,174,792)	—	9.09

(*)	Approved by Banesto’s shareholders at its annual general meeting on February 28, 2006.

(**)
Mr. Juan Rodríguez Inciarte was appointed as member of the board of directors in 2008. The data on his options for prior dates relate to the options granted to him as an executive prior to his appointment as director.

(***)
Under the I06 incentive plan (see Note 47), each purchase option granted entitles the beneficiary to acquire one Bank share at a price of EUR 9.09, and the number of shares acquired on the exercise of the options is determined on the basis of the settlement method used, which can be cash for stock or cashless for cash. In the case of cash-for-stock settlements, the number of shares granted as consideration for the payment in cash of the exercise price is equal to the number of options exercised.

As detailed in the foregoing table, the remuneration allocated to executive directors due to the exercise of Santander share options under the I06 incentive plan (see Note 47) amounted to EUR 6,004 thousand in 2008. Additionally, the remuneration allocated to Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea due to the delivery of Banesto shares under the incentive plan for executives approved by the shareholders at the annual general meeting of this entity on February 28, 2006 amounted to EUR 608 thousand. The share options under Plan I06 that had not been exercised at December 31, 2008 expired on January 15, 2009.

ii) Performance share plan (see Note 47)

This plan, which provides for deferred variable remuneration in shares of the Bank, will involve successive three-year cycles of share deliveries to the beneficiaries, so that each year one cycle will begin and, from 2009 onwards, another cycle will also end.

The table below shows the maximum number of options granted to each executive director in each cycle and the number of shares received in 2010 and 2009 under the I10 and I09 incentive plans (Plan I10 and I09), respectively. As established in these plans, the number of shares received was determined by the degree of achievement of the targets to which each plan was tied, and fell short of the maximum number.

		Options		Options	Shares	Options		Options	Shares	Options			Share
	Options at	granted in	Options at	granted in	delivered in 2009	cancelled in	Options at	granted in	delivered in	cancelled in 2010	Options at	Grant	delivery
	December 31, 2007	2008 (number)	December 31, 2008	2009 (number)	(number)	2009 (number)	December 31, 2009	2010 (number)	2010 (number)	(number)	December 31, 2010	date	deadline
Plan I09:
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	41,785	—	41,785	—	(37,937)	(3,848)	—	—	—	—	—	06-23-07	07-31-09
Mr. Alfredo Sáenz Abad	110,084	—	110,084	—	(99,945)	(10,139)	—	—	—	—	—	06-23-07	07-31-09
Mr. Matías Rodríguez Inciarte	53,160	—	53,160	—	(48,264)	(4,896)	—	—	—	—	—	06-23-07	07-31-09
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea (*)	27,929	—	27,929	—	(25,357)	(2,572)	—	—	—	—	—	06-23-07	07-31-09
Mr. Francisco Luzón López	44,749	—	44,749	—	(40,628)	(4,121)	—	—	—	—	—	06-23-07	07-31-09
Mr. Juan Rodríguez Inciarte (**)	43,322	—	43,322	—	(39,332)	(3,990)	—	—	—	—	—	06-23-07	07-31-09

	321,029	—	321,029	—	(291,463)	(29,566)	—	—	—	—	—

Plan I10:
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	62,589	—	62,589	—	—	—	62,589	—	(56,825)	(5,764)	—	06-23-07	07-31-10
Mr. Alfredo Sáenz Abad	164,894	—	164,894	—	—	—	164,894	—	(149,707)	(15,187)	—	06-23-07	07-31-10
Mr. Matías Rodríguez Inciarte	79,627	—	79,627	—	—	—	79,627	—	(72,293)	(7,334)	—	06-23-07	07-31-10
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea (*)	41,835	—	41,835	—	—	—	41,835	—	(37,982)	(3,853)	—	06-23-07	07-31-10
Mr. Francisco Luzón López	67,029	—	67,029	—	—	—	67,029	—	(60,856)	(6,173)	—	06-23-07	07-31-10
Mr. Juan Rodríguez Inciarte (**)	64,983	—	64,983	—	—	—	64,983	—	(58,998)	(5,985)	—	06-23-07	07-31-10

	480,957	—	480,957	—	—	—	480,957	—	(436,661)	(44,296)	—

Plan I11:
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	—	68,848	68,848	—	—	—	68,848	—	—	—	68,848	06-21-08	07-31-11
Mr. Alfredo Sáenz Abad	—	189,628	189,628	—	—	—	189,628	—	—	—	189,628	06-21-08	07-31-11
Mr. Matías Rodríguez Inciarte	—	87,590	87,590	—	—	—	87,590	—	—	—	87,590	06-21-08	07-31-11
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea (***)	—	46,855	46,855	—	—	—	46,855	—	—	—	46,855	06-21-08	07-31-11
Mr. Francisco Luzón López	—	77,083	77,083	—	—	—	77,083	—	—	—	77,083	06-21-08	07-31-11
Mr. Juan Rodríguez Inciarte	—	50,555	50,555	—	—	—	50,555	—	—	—	50,555	06-21-08	07-31-11

	—	520,559	520,559	—	—	—	520,559	—	—	—	520,559

Plan I12:
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	—	—	—	82,941	—	—	82,941	—	—	—	82,941	06-19-09	07-31-12
Mr. Alfredo Sáenz Abad	—	—	—	228,445	—	—	228,445	—	—	—	228,445	06-19-09	07-31-12
Mr. Matías Rodríguez Inciarte	—	—	—	105,520	—	—	105,520	—	—	—	105,520	06-19-09	07-31-12
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea	—	—	—	56,447	—	—	56,447	—	—	—	56,447	06-19-09	07-31-12
Mr. Francisco Luzón López	—	—	—	92,862	—	—	92,862	—	—	—	92,862	06-19-09	07-31-12
Mr. Juan Rodríguez Inciarte	—	—	—	60,904	—	—	60,904	—	—	—	60,904	06-19-09	07-31-12

	—	—	—	627,119	—	—	627,119	—	—	—	627,119

Plan I13:
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	—	—	—	—	—	—	—	82,941	—	—	82,941	06-11-10	07-31-13
Mr. Alfredo Sáenz Abad	—		—	—	—	—	—	228,445	—	—	228,445	06-11-10	07-31-13
Mr. Matías Rodríguez Inciarte	—	—	—	—	—	—	—	105,520	—	—	105,520	06-11-10	07-31-13
Ms. Ana Patricia Botín-Sanz de		—
Sautuola y O’Shea	—	—	—	—	—	—	—	56,447	—	—	56,447	06-11-10	07-31-13
Mr. Francisco Luzón López	—	—	—	—	—	—	—	92,862	—	—	92,862	06-11-10	07-31-13
Mr. Juan Rodríguez Inciarte	—	—	—	—	—	—	—	60,904	—	—	60,904	06-11-10	07-31-13

	—	—	—	—	—	—	—	627,119	—	—	627,119

(*)
Without prejudice to the Banesto shares relating to Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea by virtue of the Banesto Share-Based Payment Incentive Plan approved by the shareholders at the annual general meeting of Banesto held on June 27, 2007, the maximum number of Santander shares shown in the foregoing table relates to the aforementioned executive director, based on the resolution adopted at the aforementioned annual general meeting.

(**)	Mr. Juan Rodríguez Inciarte was appointed as member of the board of directors in 2008. The data on his options include the options granted to him as an executive prior to his appointment as director.

(***)
Without prejudice to the Banesto shares relating to Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea by virtue of the Banesto Share-Based Payment Incentive Plan approved by the shareholders at the annual general meeting of Banesto held on February 24, 2010, the maximum number of Santander shares shown in the foregoing table relates to the aforementioned executive director, based on the resolution adopted at the aforementioned annual general meeting.

iii) Obligatory investment share plan

Pursuant to the obligatory investment share plan (see Note 47), the current executive directors also acquired as deferred share-based variable remuneration, prior to February 29, 2008, February 28, 2009 and February 28, 2010, the number of Bank shares shown in the table below, which involved an investment of EUR 1.5 million in 2008, EUR 0.8 million in 2009 and EUR 1.5 million in 2010. Executive directors who hold the shares acquired through the obligatory investment and remain in the Group’s employ for three years from the date on which the obligatory investment is made are entitled to receive the same number of Bank shares as that composing their initial obligatory investment.

The shareholders at the annual general meeting of June 19, 2009 introduced, for the third cycle, a requirement additional to that of remaining in the Group’s employ, which is that in the three-year period from the investment in the shares, none of the following circumstances should concur: (i) poor financial performance of the Group; (ii) breach by the beneficiary of the codes of conduct or other internal regulations, including, in particular, that relating to risks that is applicable to the executive in question; or (iii) a material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards.

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

(*)
In accordance with the resolution adopted by the shareholders at the annual general meeting of Banco Santander held on June 23, 2007 and by the shareholders at the annual general meeting of Banesto held on June 27, 2007, the maximum number of Santander shares relating to Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea for the 2008-2010 cycle is that shown in the foregoing table. Also, the maximum number of shares relating to Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea for the 2009-2011 and 2010-2012 cycles as beneficiary of this plan is in line with the resolution adopted by the shareholders at the annual general meeting of Banco Santander held on June 21, 2008 and by the shareholders at the annual general meeting of Banesto held on February 24, 2010.

iv) Deferred conditional delivery share plan

At the annual general meeting held on June 11, 2010, the shareholders approved the first cycle of the deferred conditional delivery share plan, applicable to the variable salary remuneration to be received in 2010 by the executive directors and executives and employees of Santander Group whose variable remuneration or annual bonus for 2010 generally exceeds EUR 300,000 (gross), with a view to deferring a portion of the aforementioned variable remuneration or bonus over a period of three years in which it will be paid, where appropriate, in Santander shares.

The condition for accrual of the share-based deferred remuneration was, in addition to that of the beneficiary remaining in the Group’s employ, with the exceptions included in the plan regulations, that none of the following circumstances should concur: (i) poor financial performance of the Group; (ii) breach by the beneficiary of the codes of conduct or other internal regulations, including, in particular, that relating to risks; (iii) a material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in capital adequacy and the qualitative assessment of risk.

The share-based bonus will be deferred over three years and will be paid, where appropriate, in three installments starting in the first year.

The number of shares allocated to each executive director for deferral purposes, calculated taking into account the average market price of the shares weighted by daily volume in the 15 trading days prior to December 20, 2010 -the date on which the board of directors approved the bonus for 2010-, is as follows:

Executive directors	1st cycle

Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	94,345
Mr. Alfredo Sáenz Abad	312,450
Mr. Matías Rodríguez Inciarte	135,188
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea (*)	91,187	(*)
Mr. Francisco Luzón López	154,981
Mr. Juan Rodríguez Inciarte	61,386

(*)
Shares of Banco Español de Crédito, as authorized by the shareholders of that entity at the annual general meeting of February 23, 2011. In this case, the share price of Banesto used to calculate the number of shares was EUR 6,143, the average market price of the Banesto share weighted by daily volume in the 15 trading days prior to January 19, 2011, the date on which the board of directors of this entity approved the variable remuneration of its executive directors for 2010.

e)	Loans

The Group’s direct risk exposure to the Bank’s directors and the guarantees provided for them are detailed below. These transactions were made on an arm’s-length basis or the related compensation in kind was charged:

	Thousands of euros
	2010			2009			2008
	Loans and			Loans and			Loans and
	credits	Guarantees	Total	credits	Guarantees	Total	credits	Guarantees	Total

Mr. Alfredo Sáenz Abad	31	—	31	16	—	16	25	—	25
Mr. Matías Rodríguez Inciarte	14	—	14	7	10	17	20	10	30
Mr. Manuel Soto Serrano	2	—	2	—	—	—	5	—	5
Mr. Antonio Basagoiti García-Tuñón	36	1	37	47	1	48	66	1	67
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea	2	—	2	3	—	3	5	—	5
Mr. Javier Botín-Sanz de Sautuola y O’Shea	5	—	5	2	—	2	—	—	—
Mr. Rodrigo Echenique Gordillo	16	—	16	9	—	9	12	—	12
Mr. Antonio Escámez Torres	1,500	—	1,500	1,488	—	1,488	1,473	—	1,473
Mr. Angel Jado Becerro de Bengoa	3,002	—	3,002	—	—	—	—	—	—
Mr. Francisco Luzón López	9,230	—	9,230	5,004	—	5,004	1,649	—	1,649
Mr. Juan Rodríguez Inciarte	370	—	370	421	—	421	465	—	465
Mr. Luis Alberto Salazar-Simpson Bos	401	—	401	434	—	434	461	—	461
Ms. Isabel Tocino Biscarolasaga	30	—	30	40	—	40	49	—	49

	14,639	1	14,640	7,471	11	7,482	4,231	11	4,242

f)	Senior managers
Following is a detail of the remuneration paid to the Bank’s executive vice presidents (*) in 2010, 2009 and 2008:

		Thousands of euros
	Number of	Salary in cash
	executive		Variable in			Other
Year	vice presidents(1)	Fixed	cash		Total	remuneration	Total

2008	24	21,219	34,674		55,893	27,598	83,491
2009	24	21,512	36,468		57,980	16,745	74,725
2010	23	23,756	28,484	(2)	52,240	14,700	66,940

(*)	Excluding executive directors’ remuneration, which is detailed above.

(1)
At some point in the year they occupied the position of executive vice president. The amounts reflect the annual remuneration regardless of the number of months in which the position of executive vice president was occupied.

(2)
At the annual general meeting held on June 11, 2010, the shareholders approved the first cycle of the deferred conditional delivery share plan, whereby payment of a portion of the variable remuneration for 2010 amounting to EUR 11,482 million will be deferred over the next three years and will accrue, where appropriate, in three equal portions and will be recognized as remuneration in each of the aforementioned years, provided that the conditions for entitlement to the remuneration are met. Notes 5 and 47 include detailed information on the aforementioned deferred variable remuneration.

The amounts in the Other remuneration column in the foregoing table include all the non-cash salary remuneration paid to the executive vice presidents, such as the life insurance premiums of EUR 1,099 thousand (2009: EUR 1,148 thousand, 2008: EUR 1,029 thousand), the termination or retirement benefits, and the share-based variable remuneration in the form of Santander shares -EUR 9,190 thousand (2009: EUR 5,982 thousand)- under the I10 and I09 incentive plans approved by the shareholders at the annual general meeting on June 23, 2007. As established in the aforementioned plans, the number of shares received by the executive vice presidents -1,078,730 Santander shares in 2010 (2009: 746,756 Santander shares)- was determined by the degree of achievement of the targets to which it was tied, and fell short of the maximum number established in both years. Also, in 2008 EUR 22,410 thousand were allocated due to the exercise by the executive vice presidents of 5,317,978 Santander share options under the I06 incentive plan (see Note 47) and the delivery of Banesto shares under the incentive plan for executives approved by the shareholders at the annual general meeting of this entity held on February 28, 2006.

Following is a detail of the maximum number of options or Santander shares that the Bank’s executive vice presidents (excluding executive directors) were entitled to receive at December 31, 2010, 2009 and 2008 under the various plans then in force (see Note 47).

Maximum number of
options/shares	12/31/10	12/31/09	12/31/08

Plan I06 (*)	—	—	1,499,010
Plan I09	—	—	822,508
Plan I10	—	1,154,158	1,280,124
Plan I11	1,226,754	1,312,214	1,446,259
Plan I12	1,498,713	1,562,227	—
Plan I13	1,468,762	—

(*)	The exercise period was from January 15, 2008 to January 15, 2009.

Additionally, with respect to the obligatory investment share plan, the annual investment made in February 2010, 2009 and 2008 by the executive vice presidents (excluding current executive directors) amounted to EUR 3.2 million (equal to 330,104 shares), EUR 2.9 million (equal to 508,764 shares) and EUR 3.4 million (equal to 261,681 shares), respectively.

Lastly, the final number of Santander shares allocated to senior management for deferral purposes under the deferred conditional delivery share plan (see Note 47), calculated taking into account the average market price of the shares weighted by daily volume in the 15 trading days prior to December 20, 2010 -the date on which the board of directors approved the bonus for 2010-, is 1,496,628 shares.

The actuarial liability recognized in respect of post-employment benefits earned by the Bank’s senior managers totalled EUR 227 million at December 31, 2010 (December 31, 2009: EUR 245 million; December 31, 2008: EUR 240 million). Settlements of EUR 47 million took place in 2010. The net charge to the consolidated income statement amounted to EUR 31 million in 2010 (2009: EUR 40 million; 2008: EUR 41 million). Additionally, the total sum insured under life and accident insurance policies relating to this group amounted to EUR 61 million at December 31, 2010 (December 31, 2009: EUR 63 million; December 31, 2008: EUR 59 million).

g)	Post-employment benefits to former directors and former executive vice presidents

The post-employment benefits paid and settlements made in 2010 to former directors of the Bank and former executive vice presidents amounted to EUR 7.9 million and EUR 33 million, respectively (2009: EUR 7.9 million and EUR 40 million, respectively; 2008: EUR 7.7 million and EUR 19.1 million, respectively).

The amounts recognized in the consolidated income statement for 2010 in connection with the Group’s pension and similar obligations to former directors of the Bank and former executive vice presidents were zero and a release of EUR 173 thousand, respectively (2009: release of EUR 1,258 thousand and a period provision of EUR 7,460 thousand, respectively; 2008: period provisions of EUR 1,064 thousand and EUR 570 thousand, respectively).

Furthermore, Provisions — Provisions for pensions and similar obligations in the consolidated balance sheet at December 31, 2010 included EUR 82.3 million and EUR 116.8 million in respect of the post-employment benefit obligations to former directors of the Bank and former executive vice presidents, respectively (2009: EUR 84.9 million and EUR 146 million, respectively; 2008: EUR 88.8 million and EUR 132.2 million, respectively).

h)	Contract termination
The Bank has signed contracts with all its executive directors.

The Bank’s executive directors have indefinite-term employment contracts. Executive directors whose contracts are terminated voluntarily or due to breach of duties are not entitled to receive any economic compensation. Under current conditions, if the contracts are terminated for reasons attributable to the Bank or due to objective circumstances (such as those affecting the executive directors’ functional and organic statute), the directors are entitled, at the date of termination of their employment relationship with the Bank, to the following:

•
In the cases of Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos and Mr. Alfredo Sáenz Abad, to retire and to receive the amounts relating to the accrued pensions in the form of capital (EUR 25,029 thousand and EUR 86,620 thousand, respectively), without any additional amounts accruing in respect of pensions in the future in both cases, since the consolidation option referred to in Note 5.c has been exercised by both executive directors.

Had Mr. Alfredo Sáenz Abad’s contract been terminated in 2009, he would have been able to choose between retiring or receiving severance pay equivalent to 40% of his fixed annual salary multiplied by the number of years’ service in banking, up to a maximum of ten times his fixed annual salary. However, Mr. Alfredo Sáenz Abad waived his right to receive this severance pay.

•
In the case of Mr. Matías Rodríguez Inciarte, to take pre-retirement and to receive his accrued pensions in the form of capital (EUR 44,560 thousand), without any additional amounts accruing in respect of pensions in the future, since the consolidation option referred to in Note 5.c has been exercised.

At December 31, 2009 and 2008, Mr. Matías Rodríguez Inciarte would have been entitled to take pre-retirement and to accrue annual pension supplements amounting to EUR 2,507 thousand and EUR 2,416 thousand, respectively, in those years.

•
In the case of Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea, pursuant to a change in her contract approved by the directors at the board meeting held on January 24, 2011, following the report of the appointments and remuneration committee, to take pre-retirement and to accrue a pension supplement. At December 31, 2010, the annual pension supplement would amount to EUR 2,556 thousand (December 31, 2009: EUR 1,841 thousand; December 31, 2008: EUR 1,781 thousand).

At December 31, 2009 and 2008, Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea was entitled to receive a termination benefit amounting to five years’ annual fixed salary at the date of termination -2009: EUR 6,472 thousand, 2008: EUR 6,345 thousand-, although this entitlement to termination benefit ceased as a result of the change in her contract.

•
In the case of Mr. Francisco Luzón López, to take pre-retirement and to accrue a pension supplement. At December 31, 2010, the annual pension supplement would amount to EUR 2,850 thousand (2009: EUR 2,701 thousand; 2008: EUR 2,648 thousand).

•
In the case of Mr. Juan Rodríguez Inciarte, pursuant to a change in his contract approved by the directors at the board meeting held on January 24, 2011, following the report of the appointments and remuneration committee, to take pre-retirement and to accrue a pension supplement. At December 31, 2010, the annual pension supplement would amount to EUR 908 thousand (December 31, 2009: EUR 869 thousand, December 31, 2008: EUR 958 thousand).

At December 31, 2009 and 2008, Mr. Juan Rodríguez Inciarte was entitled to receive a termination benefit amounting to five years’ annual fixed salary at the date of termination -2009: EUR 4,936 thousand, 2008: EUR 4,792 thousand-, although this entitlement to termination benefit ceased as a result of the change in his contract.

If Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea, Mr. Francisco Luzón López or Mr. Juan Rodríguez Inciarte retire or take pre-retirement, they have the right to opt to receive the pensions accrued -or similar amounts- in the form of income or capital -i.e. in a single payment- in full but not in part, without prejudice to the right to exercise their respective options, after reaching the age of 60 (see Note 5.c).

Additionally, other non-director members of the Group’s senior management have contracts which entitle them to receive benefits in the event of termination for reasons other than voluntary redundancy, retirement, disability or serious breach of duties. These benefits are recognized as a provision for pensions and similar obligations and as a staff cost only when the employment relationship between the Bank and its managers is terminated before the normal retirement date.

i)	Detail of the directors’ investments in companies with similar business activities and performance by directors, as independent professionals or as employees, of similar activities

In accordance with the requirements of Articles 229 and 230 of the Spanish Limited Liability Companies Law (Ley de Sociedades de Capital), in order to enhance the transparency of listed companies, following is a detail of the investments held by the directors and persons related to them in the share capital of entities engaging in banking, financing or lending; and of the management or governing functions, if any, that the directors discharge thereat:

		Number of
Director	Corporate name	shares	Functions

Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	Bankinter, S.A.	3,295,300	—
	Bank of America Corporation	560	—
	Santander Investment, S.A.	—	Chairman (1)
Mr. Alfredo Sáenz Abad	Banco Bilbao Vizcaya Argentaria, S.A.(2)	26,016	—
	HSBC Holdings plc	13,509	—
	Lloyds Banking Group plc	522	—
	Banco Bradesco S.A. (*)	1,815	—
	Banco Banif, S.A.	—	Chairman (1)
	Santander Investment, S.A.	—	Deputy chairman (1)
	Santander Private Banking s.p.a.	—	Chairman (1)

		Number of
Director	Corporate name	shares	Functions

Mr. Matías Rodríguez Inciarte	Banco Español de Crédito, S.A.	27,575	Director (1)
	Banco Santander Totta, S.A.	—	Chairman (1)
Mr. Manuel Soto Serrano	Banco Bilbao Vizcaya Argentaria, S.A.	150,000	—
	Intesa Sanpaolo S.p.A.	108,483	—
	UniCredito Italiano S.p.A.	150,000	—
	Istituto per le Opere di Religione (IOR)	—	Member (3)
Assicurazioni Generali S.p.A. (4)	Commerzbank, AG	57,934,287	—
	Intesa Sanpaolo S.p.A.	587,826,770	—
	Mediobanca Banca di Credito Finanziario S.p.a.	17,201,061	—
	UniCredito Italiano S.p.A.	77,439,951	—
	Société Générale	1,563,574	—
	Erste Group Bank AG	1,334,234	—
	Banca Monte dei Paschi di Siena S.p.A.	22,216,015	—
	ING Groep Bank N.V.	10,037,337
	Deustche Bank A.G.	1,306,535	—
	BNP Paribas S.A.	2,301,378
	Banco Bilbao Vizcaya Argentaria, S.A.	6,178,178	—
	Crédit Agricole, S.A.	3,625,797	—
	Banco Español de Crédito, S.A.	753,296	—
Mr. Antonio Basagoiti García-Tuñón	Banco Popular Español, S.A.	517	—
	Banco Bilbao Vizcaya Argentaria, S.A. (*)	11	—
	Banco Español de Crédito, S.A.	1,000	Chairman (1)
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea	Bankinter, S.A.	4,649,101	—
	Banco Español de Crédito, S.A.	560,214	—
	Santander UK plc	—	Chief executive officer
	Santander Investment, S.A.	—	Director (1)
Mr. Javier Botín-Sanz de Sautuola y O’Shea	Bankinter, S.A.	4,649,101	—
Lord Burns (Terence)	Lloyds Banking Group plc (*)	3,745	—
	Barclays plc (*)	1,901	—
	Santander UK plc	—	Chairman (1)
	Alliance & Leicester plc	—	Chairman (1)
Mr. Guillermo de la Dehesa Romero	Goldman Sachs & Co.	19,546	—
	Banco Pastor, S.A.	11,088	—
Mr. Rodrigo Echenique Gordillo	Wells Fargo & Co.	4,500	—
	Barclays plc	20,000	—
	Lloyds Banking Group plc	70,000	—
	Banco Banif, S.A.	—	2nd deputy chairman (1)
	Santander Investment, S.A.	—	Director (1)
	Allfunds Bank, S.A.	—	Deputy chairman (1)
	Banco Santander International	—	Director (1)
Mr. Antonio Escámez Torres	Banco de Valencia, S.A.	349	—
	Attijariwafa Bank Société Anonyme	10	Deputy chairman (1)
	Santander Consumer Finance, S.A.	—	Chairman (1)
	Open Bank, S.A.	—	Chairman (1)
Mr. Ángel Jado Becerro de Bengoa	Bankinter, S.A. (5)	1,244,000	—
	Banco Banif, S.A.	—	Director (1)

		Number of
Director	Corporate name	shares	Functions

Mr. Francisco Luzón López	Banco Bilbao Vizcaya Argentaria, S.A.	85,793	—
	Bank of America Corporation	121,106	—
	Citigroup Inc.	196,141	—
	Wells Fargo & Co.	32,517	—
	Lloyds Banking Group plc	497,679	—
	Royal Bank of Scotland Group plc	586,665	—
	BNP Paribas S.A.	5,963	—
	Société Générale	6,398	—
	Barclays plc	101,375	—
	HSBC Holdings plc	13,294	—
	UBS, AG	29,444	—
Mr. Abel Matutes Juan	Banco Bilbao Vizcaya Argentaria, S.A.	676,448	—
	Banco Español de Crédito, S.A.	11,980
	Citigroup Inc.	1,090,629	—
Mr. Juan Rodríguez Inciarte	Banco Bilbao Vizcaya Argentaria, S.A.	1,016	—
	Wells Fargo & Co.	107	—
	Santander UK plc	—	Deputy chairman (1)
	Alliance & Leicester plc	—	Director (1)
	Banco Banif, S.A.	—	Director (1)
	Santander Consumer Finance, S.A.	—	Director (1)
Ms. Isabel Tocino Biscarolasaga	Banco Bilbao Vizcaya Argentaria, S.A.	2,402	—
	Citigroup Inc.	11,300	—
Mr. Antoine Bernheim (6)	Credit Suisse Group A.G.	40,900	—
	BNP Paribas S.A.	16,179	—
	UBS A.G.	82,863	—
	Intesa Sanpaolo S.p.A.	398,533	—
	UniCredito Italiano S.p.A.	171,944	—
	Royal Bank of Scotland Group plc	12,298	—
	Bank of New York Mellon Corporation	10,000	—
	BSI SA	—	Director (1)
	Mediobanca Banca di Credito Finanziario S.p.a.	63,000	Director (1)

(*)	Ownership interests held by related persons.

(1)	Non-executive.

(2)	1,016 shares are held by related persons.

(3)	Non-executive member of the control committee.

(4)
More detailed information on the ownership interests held by Assicurazioni Generali, S.p.A. can be consulted in the notes to the financial statements of this company or on its website (www.generali.com).

(5)	244,000 shares are held by related persons.

(6)	Representative on the Bank’s board of directors of the non-executive proprietary director Assicurazioni Generali S.p.A.
None of the members of the board of directors perform, as independent professionals or as employees, any activities of the kind indicated in the foregoing table.

6.	Loans and advances to credit institutions
The detail, by classification, type and currency, of Loans and advances to credit institutions in the consolidated balance sheets is as follows:

	Thousands of euros
	2010	2009	2008

Classification:
Financial assets held for trading	16,216,136	5,952,956	5,149,584
Other financial assets at fair value through profit or loss	18,831,109	16,242,609	8,911,906
Loans and receivables	44,808,106	57,641,042	64,730,787

	79,855,351	79,836,607	78,792,277

Type:
Reciprocal accounts	1,264,072	712,503	663,230
Time deposits	13,548,408	21,382,542	25,455,903
Reverse repurchase agreements	36,720,631	29,489,895	18,568,747
Other accounts	28,322,240	28,251,667	34,104,397

	79,855,351	79,836,607	78,792,277

Currency:
Euro	46,253,949	50,346,410	44,157,708
Pound sterling	8,099,761	4,631,696	8,094,238
US dollar	13,450,609	11,209,610	13,079,671
Other currencies	12,067,591	13,674,427	13,714,227
Impairment losses	(16,559)	(25,536)	(253,567)
Of which: due to country risk	(8,203)	(8,460)	(250,024)

	79,855,351	79,836,607	78,792,277

The impairment losses on financial assets classified as loans and receivables are disclosed in Note 10.
Note 51 contains a detail of the residual maturity periods of loans and receivables and of the related average interest rates.

7.	Debt instruments
The detail, by classification, type and currency, of Debt instruments is as follows:

	Thousands of euros
	2010	2009	2008

Classification:
Financial assets held for trading	57,871,332	49,920,518	43,895,548
Other financial assets at fair value through profit or loss	4,604,308	7,365,213	5,154,732
Available-for-sale financial assets	79,688,813	79,289,337	42,547,677
Loans and receivables	8,429,010	14,959,331	17,652,560

	150,593,463	151,534,399	109,250,517

Type:
Spanish government debt securities	35,663,155	38,312,678	20,499,493
Foreign government debt securities	63,600,151	44,006,698	23,132,075
Issued by financial institutions	23,760,726	39,853,240	39,096,714
Other fixed-income securities	27,713,486	29,528,505	26,703,413
Impairment losses	(144,055)	(166,722)	(181,178)

	150,593,463	151,534,399	109,250,517

Currency:
Euro	61,843,978	72,745,088	51,577,517
Pound sterling	11,125,156	11,882,570	16,345,483
US dollar	23,442,472	25,744,623	15,396,510
Other currencies	54,325,912	41,328,840	26,112,185
Impairment losses	(144,055)	(166,722)	(181,178)

	150,593,463	151,534,399	109,250,517

At December 31, 2010, the nominal amount of Spanish government debt securities assigned to certain own or third-party commitments amounted to EUR 3,684 million (December 31, 2009: EUR 16,509 million; December 31, 2008: EUR 2,674 million).

Additionally, at December 31, 2010 other debt securities totaling EUR 23,350 million had been assigned to own obligations (December 31, 2009: EUR 23,152 million; December 31, 2008: EUR 22,487 million), mainly as security for credit facilities received by the Group.

The detail, by origin of the issuer, of Debt instruments at December 31, 2010 is as follows:

	Thousands of euros
	Private	Sovereign
	debt	debt	Total	%

Spain	7,915,055	35,663,155	43,578,210	28.94%
United Kingdom	14,721,336	4,169,412	18,890,748	12.54%
Portugal	6,107,875	2,819,005	8,926,880	5.93%
Ireland	569,603	—	569,603	0.38%
Greece	—	176,947	176,947	0.12%
Other European countries	4,666,194	6,958,959	11,625,153	7.72%
United States	10,793,052	2,953,177	13,746,229	9.13%
Brazil	2,504,132	30,948,350	33,452,482	22.21%
Mexico	902,514	10,755,734	11,658,248	7.74%
Chile	1,083,966	2,281,273	3,365,239	2.23%
Other American countries	1,615,845	1,524,303	3,140,148	2.09%
Rest of the world	450,585	1,012,991	1,463,576	0.97%

	51,330,157	99,263,306	150,593,463	100.00%

The detail, by issuer rating, of Debt instruments at December 31, 2010 is as follows:

	Thousands of euros
	Private debt	Sovereign debt	Total	%

AAA	25,617,724	14,036,432	39,654,156	26.33%
AA	5,427,856	35,842,396	41,270,252	27.41%
A	6,152,279	6,067,139	12,219,418	8.11%
BBB (*)	6,217,191	41,731,814	47,949,005	31.84%
Below BBB	1,039,586	1,585,525	2,625,111	1.74%
Unrated	6,875,521	—	6,875,521	4.57%

	51,330,157	99,263,306	150,593,463	100.00%

(*)	Including mainly Brazil and Mexico.
The detail, by type of financial instrument, of Private debt at December 31, 2010 is as follows:

Thousands
of euros
Securitized mortgage bonds	6,830,223
Other asset-backed bonds	2,815,226
Floating rate debt	19,475,694
Fixed rate debt	22,209,014

TOTAL	51,330,157

The impairment losses on available-for-sale financial assets (EUR 118,637 thousand at December 31, 2010) are disclosed in Note 8. Also, the impairment losses on financial assets classified as loans and receivables (EUR 25,418 thousand at December 31, 2010) are disclosed in Note 10.

Note 29 contains a detail of the valuation adjustments recognized in equity on available-for-sale financial assets.

Note 51 contains a detail of the residual maturity periods of available-for-sale financial assets and of loans and receivables and of the related average interest rates.

8.	Equity instruments
a)	Breakdown
The detail, by classification and type, of Equity instruments is as follows:

	Thousands of euros
	2010	2009	2008

Classification:
Financial assets held for trading	8,850,318	9,248,022	6,272,403
Other financial assets at fair value through profit or loss	8,267,351	5,877,331	2,777,793
Available-for-sale financial assets	6,546,013	7,331,166	6,372,629
Of which:
Disregarding allowances for impairment losses	6,546,013	7,331,166	6,381,788
Allowances for impairment losses	—	—	(9,159)

	23,663,682	22,456,519	15,422,825

Type:
Shares of Spanish companies	4,778,438	4,981,812	3,219,901
Shares of foreign companies	6,468,185	7,526,087	5,897,681
Investment fund units and shares	4,560,560	4,254,774	3,614,329
Other securities	7,856,499	5,693,846	2,700,073
Of which: unit linked	7,856,499	5,693,846	2,700,073
Impairment losses	—	—	(9,159)

	23,663,682	22,456,519	15,422,825

Note 29 contains a detail of the valuation adjustments recognized in equity on available-for-sale financial assets.
b)	Changes
The changes in Available-for-sale financial assets, disregarding the allowances for impairment losses, were as follows:

	Millions of euros
	2010	2009	2008
Balance at beginning of year	7,331	6,382	10,173
Changes in the scope of consolidation	—	467	366
Transfers (Note 13)	—	53	204
Net additions /(disposals)	(1,077)	(192)	(454)
Of which:
Shinsei	—	—	322
Cielo	(651)	—	—
Metrovacesa	—	938	—
France Telecom	—	(378)	—
Attijariwafa Bank	—	(367)	—
Iberdrola, S.A.	—	—	(846)
Valuation adjustments (*)	292	621	(3,907)

Balance at end of year	6,546	7,331	6,382

(*)	The valuation adjustments in 2008 included the write-downs of the ownership interests held in that year in The Royal Bank of Scotland (EUR 1,293 million) and Fortis Bank (EUR 749 million).
The main acquisitions and disposals made in 2010, 2009 and 2008 were as follows:
i. Metrovacesa, S.A. (Metrovacesa)

On February 20, 2009, certain credit institutions, including Banco Santander, S.A. and Banco Español de Crédito, S.A., entered into an agreement for the restructuring of the debt of the Sanahuja Group, whereby these credit institutions received shares representing 54.75% of the share capital of Metrovacesa in payment of the Sanahuja Group’s debt.

The aforementioned agreement also envisaged the acquisition by the creditor entities of an additional 10.77% of the share capital of Metrovacesa (shares on which the Sanahuja family was granted a call option for four years), which gave rise to an additional disbursement of EUR 214 million for the Group, and other conditions concerning the administration of this company.

Following the execution of the agreement, Santander Group had an ownership interest of 23.63% in Metrovacesa, S.A., and 5.38% of the share capital was subject to the aforementioned option.
In December 2009, the Group measured this investment at EUR 25 per share, which gave rise to additional write-downs and impairment losses of EUR 269 million net of tax (see Note 1.h).

At December 31, 2010, the value of this holding amounted to EUR 402 million, after deducting the write-downs, equivalent to EUR 24.4 per share. Also, the Group has granted the company participating loans amounting to EUR 109 million, which were provisioned in full.

ii. France Telecom España, S.A. (France Telecom)

On April 29, 2009, the Group announced it had entered into an agreement with Atlas Services Nederland BV (a wholly-owned subsidiary of France Telecom) to sell the Group’s 5.01% ownership interest in France Telecom España, S.A. for EUR 378 million. This transaction generated a loss for the Group of EUR 14 million.

iii. Attijariwafa Bank Société Anonyme

On December 28, 2009, the Group sold to the Moroccan company Société Nationale d’Investissement (SNI) 10% of the share capital of Attijariwafa Bank for MAD 4,149.4 million (approximately EUR 367 million at the closing exchange rate). This transaction gave rise to a gain of EUR 218 million for Santander Group (see Note 1.h), which was recognized under Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations in the consolidated income statement (see Note 50). After the sale, Santander Group has a 4.55% ownership interest in Attijariwafa Bank.

iv. Cielo, S.A.

In July 2010 the Group entered into an agreement with Banco do Brasil S.A. and Banco Bradesco S.A. for the sale to these two entities of all the shares held by Santander Group in Cielo S.A. — formerly Visanet — (7.20% of the share capital). The agreed-upon sale price was BRL 1,487 million (approximately EUR 650.7 million), which gave rise to a gain of EUR 212 million, net of taxes and non-controlling interests.

c)	Notifications of acquisitions of investments

The notifications made by the Bank in 2010, in compliance with Article 155 of the Spanish Limited Liability Companies Law (Ley de Sociedades de Capital) and Article 53 of Securities Market Law 24/1998 (Ley del Mercado de Valores), of the acquisitions and disposals of holdings in investees are listed in Appendix IV.

d)	Allowances for impairment losses
Following is a summary of the changes in the impairment losses on these items and on debt instruments classified as Available-for-sale financial assets (see Note 7):

	Thousands of euros
	2010	2009	2008

Balance at beginning of year	166,722	190,337	102,991
Net impairment losses for the year	176,250	490,326	386,164
Of which:
Impairment losses charged to income	198,693	536,567	400,858
Impairment losses reversed with a credit to income	(22,443)	(46,241)	(14,694)
Net changes in the scope of consolidation	—	—	19,654
Write-off of assets due to impairment	(205,241)	(505,017)	(370,498)
Exchange differences and other items	(19,094)	(8,924)	52,026

Balance at end of year	118,637	166,722	190,337

Of which:
By geographical location of risk:
Spain	48,475	97,746	144,796
Rest of Europe	—	—	1,271
Latin America	70,162	68,976	44,270
By type of asset covered:
Debt instruments — Available-for-sale financial assets (Note 7)	118,637	166,722	181,178
Equity instruments — Available-for-sale financial assets	—	—	9,159
9.	Trading derivatives (assets and liabilities) and Short positions
a)	Trading derivatives
The detail, by type of inherent risk, of the fair value of the trading derivatives arranged by the Group is as follows (see Note 36):

	Thousands of euros
	2010		2009		2008
	Debit	Credit	Debit	Credit	Debit	Credit
	balance	balance	balance	balance	balance	balance

Interest rate risk	51,675,279	52,116,623	43,413,018	43,135,683	68,145,560	67,005,552
Currency risk	14,444,766	16,015,980	11,364,400	9,892,032	19,001,043	14,381,752
Price risk	5,642,774	6,413,108	3,995,032	5,075,830	8,129,606	7,237,843
Other risks	1,305,950	733,386	1,083,963	609,079	539,100	542,286

	73,068,769	75,279,097	59,856,413	58,712,624	95,815,309	89,167,433

b)	Short positions
Following is a breakdown of the short positions:

	Thousands of euros
	2010	2009	2008

Borrowed securities:
Debt instruments	2,580,279	1,536,689	1,054,527
Of which, Santander UK	1,172,795	896,439	775,094
Equity instruments	278,868	106,199	57,263
Of which, Santander UK	62,135	6,784	13,670

Short sales:
Debt instruments	9,443,391	3,496,842	1,912,854
Of which: the Bank	9,200,390	2,529,586	1,903,554
Equity instruments	380	—	10,587

	12,302,918	5,139,730	3,035,231

10.	Loans and advances to customers
a)	Breakdown
The detail, by classification, of Loans and advances to customers in the consolidated balance sheets is as follows:

	Thousands of euros
	2010	2009	2008

Financial assets held for trading	755,175	10,076,412	684,348
Other financial assets at fair value through profit or loss	7,777,403	8,328,516	8,972,707
Loans and receivables	715,621,319	664,145,998	617,231,380
Of which:
Disregarding impairment losses	735,318,317	682,019,094	629,697,436
Impairment losses	(19,696,998)	(17,873,096)	(12,466,056)
Of which, due to country risk	(40,871)	(37,234)	(304,207)

	724,153,897	682,550,926	626,888,435

Loans and advances to customers disregarding impairment losses	743,850,895	700,424,022	639,354,490

Note 51 contains a detail of the residual maturity periods of loans and receivables and of the related average interest rates.
There are no loans and advances to customers for material amounts without fixed maturity dates.

In August 2010 the Group acquired a US vehicle financing portfolio from HSBC with a nominal value of USD 4.3 million for approximately USD 4 million (approximately EUR 3.15 thousand million), subject to adjustments. The debt recovery of this acquired portfolio was already being performed by Santander Consumer USA.

In September 2010, the Group acquired a US vehicle financing portfolio of CitiFinancial from Citigroup Inc. (Citi) with a nominal value of USD 3.2 thousand million (EUR 2.3 thousand million) for a price of 99% of its gross amount. Additionally, both entities entered into an agreement whereby Santander will perform the debt recovery of the vehicle financing portfolio retained by Citi amounting to approximately USD 7.2 thousand million.

b)	Breakdown

Following is a detail, by loan type and status, borrower sector, geographical area of residence and interest rate formula, of the loans and advances to customers, which reflect the Group’s exposure to credit risk in its core business, disregarding impairment losses:

	Millions of euros
	2010	2009	2008

By loan type and status:
Commercial credit	15,737	17,454	22,250
Secured loans	430,073	411,778	351,609
Reverse repurchase agreements	6,166	13,958	5,228
Other term loans	234,858	204,224	216,690
Finance leases	20,260	20,873	21,011
Receivable on demand	8,849	8,088	8,572
Impaired assets	27,908	24,049	13,994

	743,851	700,424	639,354

By borrower sector:
Public sector — Spain (*)	12,138	9,802	7,668
Public sector — Other countries (**)	3,527	2,861	3,029
Individuals	395,622	379,297	347,201
Energy	12,504	11,521	10,476
Construction	26,708	22,696	24,341
Manufacturing	47,568	40,534	43,993
Services	147,299	134,638	123,895
Other sectors	98,485	99,074	78,751

	743,851	700,424	639,354

By geographical area:
Spain	227,613	230,345	240,247
European Union (excluding Spain)	320,286	311,776	279,664
United States and Puerto Rico	57,881	49,501	15,096
Other OECD countries	6,432	5,256	8,104
Latin America	122,940	96,470	88,720
Rest of the world	8,699	7,075	7,523

	743,851	700,424	639,354

By interest rate formula:
Fixed rate	297,259	286,445	256,506
Floating rate	446,592	413,979	382,848

	743,851	700,424	639,354

(*)	At December 31, 2010 the issuer rating was AA.

(**)	At December 31, 2010, the detail by issuer rating was approximately as follows: 7.5% AAA, 42.9% A, 46.0% BBB and 3.6% below BBB.

c)	Impairment losses

The changes in the impairment losses on the assets making up the balances of Loans and receivables — Loans and advances to customers, Loans and receivables — Loans and advances to credit institutions (see Note 6) and Loans and receivables — Debt instruments (see Note 7) were as follows:

	Thousands of euros
	2010	2009	2008

Balance at beginning of year	17,898,632	12,719,623	8,796,371
Impairment losses charged to income for the year	11,468,216	12,002,717	6,596,635
Of which:
Individually assessed	14,769,923	13,948,358	7,683,692
Collectively assessed	1,404,944	2,205,598	640,424
Impairment losses reversed with a credit to income	(4,706,651)	(4,151,239)	(1,727,481)
Inclusion of entities in the Group in the year (Note 3)	—	1,426,104	2,310,095
Write-off of impaired balances against recorded impairment allowance	(10,913,172)	(9,794,628)	(4,552,393)
Exchange differences and other changes	1,285,299	1,544,815	(431,085)

Balance at end of year	19,738,975	17,898,632	12,719,623

Of which:
By method of assessment:
Individually	14,584,051	11,627,929	7,183,237
Of which: due to country risk (Note 2.g)	49,074	45,694	554,230
Collectively	5,154,924	6,270,703	5,536,386
By geographical location of risk:
Spain	6,810,296	6,992,818	5,948,950
Rest of Europe	4,694,585	4,435,269	3,307,313
America	8,234,094	6,470,545	3,463,360
By classification of assets:
Loans and advances to credit institutions	16,559	25,536	253,567
Debt instruments	25,418	—	—
Loans and advances to customers	19,696,998	17,873,096	12,466,056

Previously written-off assets recovered in 2010, 2009 and 2008 amounted to EUR 1,201,317 thousand, EUR 914,721 thousand and EUR 699,747 thousand, respectively. Taking into account these amounts and those recognized in Impairment losses charged to income for the year in the foregoing table, impairment losses on Loans and receivables amounted to EUR 10,266,899 thousand in 2010, EUR 11,087,996 thousand in 2009 and EUR 5,896,888 thousand in 2008.

The increase in the impairment losses charged to income in 2009 with respect to 2008 was due to various factors: the scope effect resulting from the new inclusions in the Group, the full consolidation of Banco Real for the whole year, the substantial deterioration of the macroeconomic situation and, to a lesser extent, the shift in preceding years in the mix of the Group’s portfolio towards more profitable products albeit with higher risk premiums.

d)	Impaired assets
The detail of the changes in the balance of the financial assets classified as Loans and receivables — Loans and advances to customers and considered to be impaired due to credit risk is as follows:

	Millions of euros
	2010	2009	2008

Balance at beginning of year	24,049	13,994	6,070
Net additions	13,575	18,046	11,200
Written-off assets	(10,913)	(9,795)	(4,552)
Increase in scope of consolidation	239	1,006	1,945
Exchange differences and other	958	798	(669)

Balance at end of year	27,908	24,049	13,994

This amount, after deducting the related allowances, represents the Group’s best estimate of the fair value of the impaired assets.

Following is a detail of the financial assets classified as loans and receivables and considered to be impaired due to credit risk at December 31, 2010, classified by geographical location of risk and by age of the oldest past-due amount:

	Millions of euros
	With no
	past-due
	balances or
	less than 3	With balances past due by
	months	3 to 6	6 to 9	9 to 12	More than
	past due	months	months	months	12 months	Total

Spain	2,726	1,835	1,511	1,001	5,240	12,313
European Union (excluding Spain)	308	2,782	1,192	759	2,190	7,231
United States and Puerto Rico	898	567	231	139	817	2,652
Other OECD countries	18	35	37	34	—	124
Latin America	768	2,310	894	791	822	5,585
Rest of the world	—	3	—	—	—	3

	4,718	7,532	3,865	2,724	9,069	27,908

The detail at December 31, 2009 is as follows:

	Millions of euros
	With no
	past-due
	balances or
	less than 3	With balances past due by
	months	3 to 6	6 to 9	9 to 12	More than
	past due	months	months	months	12 months	Total

Spain	2,171	1,431	1,356	956	4,287	10,201
European Union (excluding Spain)	276	3,343	977	689	1,418	6,703
United States and Puerto Rico	361	1,024	352	248	572	2,557
Other OECD countries	5	35	23	16	23	102
Latin America	398	1,893	977	688	516	4,472
Rest of the world	—	4	3	2	4	13

	3,212	7,730	3,688	2,599	6,820	24,049

The detail at December 31, 2008 is as follows:

	Millions of euros
	With no
	past-due
	balances or
	less than 3	With balances past due by
	months	3 to 6	6 to 9	9 to 12	More than
	past due	months	months	months	12 months	Total

Spain	637	2,461	984	694	1,486	6,262
European Union (excluding Spain)	38	2,447	550	388	816	4,239
United States and Puerto Rico	102	261	62	44	85	554
Other OECD countries	28	284	3	2	4	321
Latin America	274	1,359	458	322	200	2,613
Rest of the world	2	1	1	—	1	5

	1,081	6,813	2,058	1,450	2,592	13,994

e)	Securitization

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

	Millions of euros
	2010	2009	2008

Derecognized	9,647	10,836	2,882
Of which:
Mortgage assets (*)	9,635	10,232	2,088
Other securitized assets	12	604	794

Retained on the balance sheet	133,046	123,706	126,497
Of which:
Securitized mortgage assets	99,842	90,182	90,264
Of which: the UK	73,865	64,592	66,615
Other securitized assets	33,204	33,524	36,233

Total	142,693	134,542	129,380

(*)
Since 2009 this balance has included assets of Santander Holdings USA (formerly Sovereign) amounting to approximately EUR 8,538 million that were sold, prior to this company’s inclusion in the Group, on the secondary market for multifamily loans, and over which control was transferred and substantially all the associated risks and rewards were not retained.

The growth in securitization since 2008 has been the result of its use as a tool for the management of regulatory capital and as a means of diversifying the Group’s liquidity sources. In 2008, 2009 and 2010 the Group did not derecognize any of the securitizations performed, and the balance derecognized in those years relates to securitizations performed in prior years.

11.	Hedging derivatives
The detail, by type of risk hedged, of the fair value of the derivatives qualifying for hedge accounting is as follows (see Note 36):

	Thousands of euros
	2010		2009		2008
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Fair value hedges	8,006,630	5,832,452	7,585,383	4,296,012	8,553,353	5,213,389
Of which: Portfolio hedges	1,539,868	2,683,447	1,552,732	2,820,008	971,284	2,956,415
Cash flow hedges	153,421	438,240	201,626	719,726	879,230	694,328
Hedges of net investments in foreign operations	66,962	362,936	46,841	175,339	265,549	49,894

	8,227,013	6,633,628	7,833,850	5,191,077	9,698,132	5,957,611

Note 36 contains a description of the Group’s main hedges.

12.	Non-current assets held for sale
The detail of Non-current assets held for sale is as follows:

	Thousands of euros
	2010	2009	2008

Equity instruments	—	4,014	3,890,215
Of which:
Cepsa	—	—	2,846,300
Interbanca (Note 3-b)	—	—	1,000,000
Tangible assets	5,971,824	5,110,723	5,265,868
Of which:
Foreclosed assets and acquired assets	5,873,862	4,938,536	4,881,006
Other tangible assets held for sale	97,962	172,187	384,862
Other assets	313,196	674,452	111,403

	6,285,020	5,789,189	9,267,486

Impairment losses of EUR 2,500,441 thousand, EUR 2,090,126 thousand and EUR 178,495 thousand were deducted from the balance of this item at December 31, 2010, 2009 and 2008, respectively. The net charges recorded in those years amounted to EUR 298,337 thousand, EUR 1,350,592 thousand and EUR 70,027 thousand, respectively (see Note 50).

The most significant transactions relating to non-current assets held for sale were as follows:

Sale of Santander business campus

In the first half of 2008 Banco Santander entered into an agreement with the consortium led by Propinvest in relation to the sale of the Ciudad Financiera Santander business campus and the subsequent leaseback thereof for a term of 40 years, with the Bank reserving the right to a purchase option at market price at the end of the aforementioned term. This transaction, which was completed on September 12, 2008, was performed within the framework of the restricted private competition organized by Banco Santander for the sale and subsequent leaseback of a portfolio of properties owned by it in Spain, of which the business campus was the last part. The price agreed upon for the Santander Business Campus was EUR 1,900 million. The gains obtained by Banco Santander on this sale were recognized under Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations in the consolidated income statement and amounted to EUR 586 million, net (EUR 836 million, gross — see Note 50). Other relevant information on this transaction is provided in Note 16.

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

On March 31, 2009, Santander Group announced the agreement with the International Petroleum Investment Company of the Emirate of Abu Dhabi for the sale to it of the 32.5% ownership interest held by the Group in Cepsa for EUR 33 per share, which would be reduced by the amount of any dividends paid out of 2009 profit prior to completion of the transaction. This transaction was completed in 2009 and did not give rise to any gain or loss for the Group.

Foreclosed assets and assets acquired from borrowers in payment of their debts
In 2010 and 2009 the Group recognized EUR 298 million and EUR 1,350 million, respectively, under Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations relating to impairment losses on foreclosed assets and acquired assets (see Note 50). At December 31, 2010, the allowance that covers the value of the foreclosed assets and acquired assets amounted to EUR 2,500 million (December 31, 2009: EUR 2,081 million), which represents a coverage ratio of 29.85% of the gross value of the portfolio (December 31, 2009: 29.64%).
13.	Investments — Associates
a)	Breakdown
The detail, by company, of Investments — Associates (see Note 2.c) is as follows:

	Thousands of euros
	2010	2009	2008

Sovereign (Note 3)	—	—	1,103,623
Banco Caixa Geral Totta Angola, S.A.	95,183	—	—
Other companies	177,732	164,473	219,830

	272,915	164,473	1,323,453

Of which:
Euros	111,896	72,755	130,079
Of which:
Listed	—	—	1,103,623
At December 31, 2010, the cost of the investments detailed in the foregoing table included EUR 71 million relating to goodwill (December 31, 2009: EUR 9 million; December 31, 2008: EUR 9 million).

b)	Changes
The changes in Investments — Associates were as follows:

	Millions of euros
	2010	2009	2008

Balance at beginning of year	164	1,323	15,689
Acquisitions and capital increases (Note 3)	11	13	754
Of which:
Sovereign	—	—	228
RFS Holdings B.V.	—	—	408
Disposals and capital reductions (Note 3)	(41)	(14)	(41)
Of which:
RFS Holdings B.V.	—	—	(36)
Transfers	—	(53)	(3,955)
Of which:
Interbanca (Note 12)	—	—	(800)
Cepsa (Note 12)	—	—	(2,736)
Attijariwafa (Note 8)	—	—	(204)
Effect of equity accounting	17	—	792
Impairment losses	—	—	(8)
Dividends paid	(16)	(5)	(550)
Change in consolidation method (Note 3)	101	(1,346)	(10,658)
Exchange differences and other changes (*)	37	246	(700)

Balance at end of year	273	164	1,323

(*)	In 2008 Exchange differences and other changes included EUR 723 million relating to the exchange losses incurred on RFS Holdings B.V.
c)	Impairment losses
No significant impairment was disclosed with respect to investments in associates in 2010, 2009 or 2008.
d)	Other disclosures
Following is a summary of the financial information on the associates (obtained from the information available at the reporting date):

	Millions of euros
	2010	2009	2008

Total assets	4,630	2,604	59,915
Total liabilities	(3,828)	(2,160)	(54,643)
Non-controlling interests	—	—	(196)

Net assets	802	444	5,076

Group’s share of the net assets of associates	202	155	1,314
Goodwill	71	9	9

Total Group share	273	164	1,323

Total income	1,047	311	21,849

Total profit	70	77	1,050

Group’s share of the profit of associates	17	—	792

14.	Insurance contracts linked to pensions
The detail of Insurance contracts linked to pensions (see Note 25.c) is as follows:

	Thousands of euros
	2010	2009	2008

Assets relating to insurance contracts covering post-employment benefit plan obligations:
Bank	1,986,454	2,094,039	2,159,707
Banesto	202,458	227,609	248,025
Other Spanish companies	29,541	31,159	32,035
Assets relating to insurance contracts covering other similar obligations:
Bank	551	1,791	4,794
Other Spanish companies	944	1,553	2,428

	2,219,948	2,356,151	2,446,989

15.	Liabilities under insurance contracts and Reinsurance assets
The detail of Liabilities under insurance contracts and Reinsurance assets in the consolidated balance sheets (see Note 2.j) is as follows:

	Thousands of euros
	2010			2009			2008
	Direct			Direct			Direct
	insurance and		Total	insurance and		Total	insurance and		Total
	reinsurance	Reinsurance	(balance	reinsurance	Reinsurance	(balance	reinsurance	Reinsurance	(balance
	assumed	ceded	payable)	assumed	ceded	payable)	assumed	ceded	payable)

Technical provisions for:

Unearned premiums and unexpired risks	370,787	(169,755)	201,032	455,181	(195,688)	259,493	409,187	(194,646)	214,541
Life insurance:	3,060,593	(51,275)	3,009,318	4,744,629	(55,891)	4,688,738	4,130,577	(51,645)	4,078,932
Unearned premiums and risks	328,963	(51,275)	277,688	555,597	(55,891)	499,706	332,507	(25,401)	307,106
Mathematical provisions	2,731,630	—	2.731,630	4,189,032	—	4,189,032	3,798,070	(26,244)	3,771,826
Claims outstanding	514,608	(65,376)	449,232	483,234	(52,529)	430,705	407,121	(46,856)	360,265
Bonuses and rebates	22,418	—	22,418	18,605	—	18,605	17,440	(5,937)	11,503
Life insurance policies where the investment risk is borne by the policyholders	5,763,143	(40)	5,763,103	10,939,477	(50)	10,939,427	11,713,993	(135,854)	11,578,139
Other technical provisions	717,725	(259,946)	457,779	275,320	(112,664)	162,656	171,193	(23,450)	147,743

	10,449,274	(546,392)	9,902,882	16,916,446	(416,822)	16,499,624	16,849,511	(458,388)	16,391,123

The Group performs insurance and reinsurance transactions in Spain, Portugal, Brazil, Mexico, Chile, Argentina and Uruguay through companies owned by it. The main products offered, which are aimed at individual customers who are, in turn, customers of the Bank in each country, are life and non-life insurance policies and unit-linked-type savings products where the investment risk is borne by the policyholder. The lines of insurance offered are: life savings insurance (13% of premiums), unemployment (1% of premiums), home insurance (3% of premiums), various non-life lines (3% of premiums) and savings insurance (80% of premiums). Most of the insurance contract liabilities recognized in the Group’s consolidated financial statements relate to savings insurance, the vast majority of which are measured at fair value, which is the value of the investments assigned to the related contracts (risk borne by the policyholder).

16.	Tangible assets
a)	Changes
The changes in Tangible assets in the consolidated balance sheet were as follows:

	Thousands of euros
	Property,	Leased
	plant and	out under an
	equipment	operating	Investment
	for own use	lease	property	Total

Cost:
Balances at January 1, 2008	7,831,065	6,839,566	487,448	15,158,079
Additions / Disposals (net) due to change in the scope of consolidation (*)	1,569,298	(3,634,372)	190,232	(1,874,842)
Additions / Disposals (net)	1,168,177	(38,474)	98,790	1,228,493
Transfers and other changes	(126,811)	(140,635)	130,857	(136,589)
Exchange differences (net)	(535,316)	(551,757)	5	(1,087,068)

Balances at December 31, 2008	9,906,413	2,474,328	907,332	13,288,073
Additions / Disposals (net) due to change in the scope of consolidation	463,730	62,695	(19)	526,406
Additions / Disposals (net)	263,707	(187,545)	38,474	114,635
Transfers and other changes	(188,297)	12,962	279,498	104,163
Exchange differences (net)	793,761	36,906	(2,086)	828,581

Balances at December 31, 2009	11,239,314	2,399,346	1,223,199	14,861,859
Additions / Disposals (net) due to change in the scope of consolidation	37,318	11,026	—	48,344
Additions / Disposals (net)	1,545,402	820,777	267,774	2,633,953
Transfers and other changes	(32,385)	(24,381)	47,112	(9,654)
Exchange differences (net)	600,027	19,222	23,163	642,412

Balances at December 31, 2010	13,389,676	3,225,990	1,561,248	18,176,914

Accumulated depreciation:
Balances at January 1, 2008	(3,532,600)	(2,058,208)	(16,375)	(5,607,183)
Additions / Disposals (net) due to change in the scope of consolidation (*)	(816,487)	1,529,887	(4,206)	709,194
Disposals	347,031	56,819	2,402	406,252
Transfers and other changes	99,030	(233,015)	(3,220)	(137,205)
Charge for the year	(577,291)	(3,091)	(3,997)	(584,379)
Exchange differences and other items	250,977	199,599	(2)	450,573

Balances at December 31, 2008	(4,229,340)	(508,009)	(25,399)	(4,762,748)
Additions / Disposals (net) due to change in the scope of consolidation	(256,214)	(14,794)	(851)	(271,860)
Disposals	583,508	40,089	2,777	626,374
Transfers and other changes	8,883	(194,196)	(5,111)	(190,423)
Charge for the year	(762,387)	(276)	(7,643)	(770,306)
Exchange differences and other items	(353,229)	(9,760)	50	(362,939)

Balances at December 31, 2009	(5,008,779)	(686,946)	(36,177)	(5,731,902)
Disposals	330,598	168,502	2,828	501,928
Transfers and other changes	(63,051)	(360,419)	(10,590)	(434,060)
Charge for the year	(846,120)	(223)	(9,504)	(855,847)
Exchange differences and other items	(260,066)	(7,818)	(397)	(268,281)

Balances at December 31, 2010	(5,847,418)	(886,904)	(53,840)	(6,788,162)

	Thousands of euros
	Property,	Leased
	plant and	out under an
	equipment	operating	Investment
	for own use	lease	property	Total

Impairment losses:
Balances at January 1, 2008	(10,853)	(70,662)	(10,348)	(91,863)
Impairment charge for the year	(16,699)	—	(1,801)	(18,500)
Additions / Disposals (net) due to change in the scope of consolidation (*)	(2,406)	54,404	—	51,998
Exchange differences and other	17,501	16,258	833	34,592

Balances at December 31, 2008	(12,457)	—	(11,316)	(23,773)
Impairment charge for the year	(29,683)	(1,554)	(84,856)	(116,093)
Additions / Disposals (net) due to change in the scope of consolidation	(22,597)	—	—	(22,597)
Exchange differences and other	36,364	(8,189)	66	28,241

Balances at December 31, 2009	(28,373)	(9,743)	(96,106)	(134,222)
Impairment charge for the year	(21,581)	(2,889)	(82,182)	(106,652)
Exchange differences	15,686	(2,633)	(19,294)	(6,241)

Balances at December 31, 2010	(34,268)	(15,265)	(197,582)	(247,115)

Tangible assets, net:
Balances at December 31, 2008	5,664,616	1,966,319	870,617	8,501,552
Balances at December 31, 2009	6,202,162	1,702,657	1,090,916	8,995,735
Balances at December 31, 2010	7,507,990	2,323,821	1,309,826	11,141,637

(*)	The additions relate mainly to the acquisition of Banco Real and the reductions relate mainly to the disposal of Porterbrook.
b)	Property, plant and equipment for own use

The detail, by class of asset, of Property, plant and equipment — For own use in the consolidated balance sheet is as follows:

	Millions of euros
		Accumulated	Impairment	Carrying
	Cost	depreciation	losses	amount

Land and buildings	3,767	(923)	(12)	2,832
IT equipment and fixtures	2,093	(1,410)	—	683
Furniture and vehicles	3,705	(1,814)	—	1,891
Construction in progress and other items	341	(82)	—	259

Balances at December 31, 2008	9,906	(4,229)	(12)	5,665

Land and buildings	4,431	(1,116)	(28)	3,287
IT equipment and fixtures	2,525	(1,754)	—	772
Furniture and vehicles	4,118	(2,081)	—	2,037
Construction in progress and other items	165	(58)	—	106

Balances at December 31, 2009	11,239	(5,009)	(28)	6,202

Land and buildings	5,393	(1,354)	(34)	4,005
IT equipment and fixtures	2,904	(2,076)	—	828
Furniture and vehicles	4,834	(2,347)	—	2,487
Construction in progress and other items	259	(71)	—	188

Balances at December 31, 2010	13,390	(5,848)	(34)	7,508

The carrying amount at December 31, 2010 in the foregoing table includes the following approximate amounts:
•	EUR 5,104 million relating to property, plant and equipment owned by Group entities and branches located abroad (December 31, 2009: EUR 4,717 million; December 31, 2008: EUR 4,063 million).
•
EUR 660 million (December 31, 2009: EUR 196 million; December 31, 2008: EUR 118 million) relating to property, plant and equipment being acquired under finance leases by the consolidated entities (Note 2.l discloses additional information on these items).

c)	Investment property

The comparison of the fair value of the investment property at December 31, 2010 with the carrying amount at that date results in unrealized gains of EUR 9 million (December 31, 2009: EUR 9 million; December 31, 2008: EUR 18 million).

The rental income earned from investment property and the direct costs related both to investment properties that generated rental income in 2010, 2009 and 2008 and to investment properties that did not generate rental income in those years are not material in the context of the consolidated financial statements.

d)	Sale of properties

On November 14, 2007, the Group sold ten singular properties to two companies in the Pontegadea Group for EUR 458 million and recognized a net gain of EUR 216 million. At the same time, an operating lease agreement for the aforementioned properties (with maintenance, insurance and taxes payable by the Group) was entered into with these companies, with compulsory terms of between 12 and 15 years, during which the rent (initially set at EUR 1,722 thousand per month) will be reviewed annually on the date of completion of each year of the lease term, based on the percentage variation in the Spanish Consumer Price Index (CPI) in the preceding twelve months, except in the fifth year (effective from the sixth year), in which the rent for nine of the ten properties will be reviewed on the basis of the CPI plus three percentage points. In nine of the ten lease agreements, the agreement is renewable for five additional five-year periods and a last three-year renewal period, up to a total of 40 years. In one of the ten lease agreements, the agreement is renewable for five additional five-year periods up to a total of 40 years. Nine of the ten lease agreements provide for adjustment of the rent to market in each renewal period. One of the ten lease agreements provides for adjustment of the rent to market in 2017, with subsequent adjustments to market taking place every five years from 2017 onwards. Also, the lease agreements include a purchase option exercisable by the Group on final expiry of the agreements (2047), with the exception of one of the leases, which envisages the possibility of exercising the purchase option in March 2023, March 2028, March 2033, March 2038, March 2043 and March 2047. In all the lease agreements, the value of the properties in the event that the purchase option is exercised shall be the market value of the properties on the related dates; this market value will be determined, if appropriate, by independent experts.

Also, on November 23, 2007 the Group sold 1,152 of its branch offices to the Pearl Group for EUR 2,040 million and recognized a net gain of EUR 860 million. Simultaneously, an operating lease agreement for the aforementioned branch offices (with maintenance, insurance and taxes payable by the Group) was entered into with the Pearl Group, with compulsory terms of 24, 25 or 26 years (depending on the property), during which the rent (initially set at EUR 8,417 thousand per month, payable quarterly) will be reviewed annually on the date of completion of each year of the lease term: (i) during the first ten years of the agreement, based on the percentage variation in the Spanish CPI in the preceding twelve months, plus 215 basis points; and (ii) from the eleventh year onwards, based on variations in the CPI. The agreement is renewable for a maximum of three additional seven-year periods, up to a total of 45, 46 or 47 years (depending on the property), the rent being adjusted to market at the end of the compulsory term and of each renewal period, and includes an option, exercisable by the Group on final expiry of the lease (45, 46 or 47 years, depending on the property) to purchase the properties at their market value on the expiry date; this market value will be determined, if appropriate, by independent experts.

Lastly, on September 12, 2008 the Group completed the sale of its head offices (the Santander Business Campus) to Marme Inversiones 2007, S.L. for EUR 1,904 million and recognized a net gain of EUR 586 million (not including any net gains relating to certain projects in progress that the Group undertook to complete, which were completed in 2009, as a result of which the Group recognized gains of EUR 73 million). Simultaneously, an operating lease agreement for the aforementioned offices (with maintenance, insurance and taxes payable by the Group) was entered into with Marme Inversiones 2007, S.L., with a compulsory term of 40 years, during which the rent (initially set at EUR 6,891 thousand per month, payable quarterly) will be reviewed annually based on the variation in the preceding twelve months in the Harmonized Consumer Price Index of the euro zone multiplied by 1.74, with a minimum of 2.20% during the first ten years and a maximum of 6% throughout the lease term. The agreement includes an option exercisable by the Group on final expiry of the lease to purchase the Business Campus at its market value on the expiry date -the market value will be determined, if appropriate, by independent experts-, and a right of first refusal if the lessor should wish to sell the Business Campus. In addition to the two aforementioned agreements, the Group entered into a third additional promotion agreement, whereby during the first 20 years of the lease term it can request Marme Inversiones 2007, S.L. to construct buildings additional to those already existing at the Business Campus or to acquire additional land (from the third year onwards) to be included in the Business Campus, all under certain terms and conditions and with a maximum total cost of approximately EUR 296 million, which would subsequently be included in the lease agreement.

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

In the above-mentioned transactions the Group considered information provided by independent advisors, who estimated the economic lives of the transferred properties at the transaction date, which in all cases were more than 60 years (more than 80 years in the case of the Business Campus). These advisors also analyzed both the selling prices of the properties and the agreed subsequent rental payments. The Group, based in part upon this analysis, concluded that their properties had been set at fair market values at that date.

The rental expense recognized by the Group in 2010 in connection with these agreements amounted to EUR 214 million (December 31, 2009: EUR 208 million; December 31, 2008: EUR 144 million). At December 31, 2010, the present value of the minimum future payments that the Group will incur during the compulsory term (since it is considered that the agreements will not be renewed and the existing purchase options will not be exercised) amounted to EUR 212 million payable within one year (December 31, 2009: EUR 189 million; December 31, 2008: EUR 208 million), EUR 784 million payable at between one and five years (December 31, 2009: EUR 697 million; December 31, 2008: EUR 835 million) -EUR 205 million in the second year (December 31, 2009: EUR 183 million; December 31, 2008: EUR 208 million), EUR 199 million in the third year (December 31, 2009: EUR 177 million; December 31, 2008: EUR 209 million), EUR 193 million in the fourth year (December 31, 2009: EUR 172 million; December 31, 2008: EUR 180 million) and EUR 187 million in the fifth year (December 31, 2009: EUR 166 million; December 31, 2008: EUR 210 million)-, and EUR 2,010 million payable at more than five years (December 31, 2009: EUR 1,764 million; December 31, 2008: EUR 1,906 million).

17.	Intangible assets — Goodwill
The detail of Goodwill, based on the companies giving rise thereto (see Note 3.c), is as follows:

	Millions of euros
	2010	2009	2008

Santander Brasil S.A.	8,755	7,706	6,850
Santander UK Plc (formerly Abbey Group) (1)	8,250	7,996	6,921
Banco Santander Totta, S.A.	1,641	1,641	1,641
Santander Holdings USA, Inc.	1,537	1,425	—
Santander Consumer Holding GmbH (formerly CC-Holding)	1,018	878	875
Banco Santander — Chile	798	683	563
Santander Consumer USA Inc.	523	493	484
Grupo Financiero Santander Serfin (Mexico)	484	423	416
Santander Cards UK Limited	383	365	—
Banco Español de Crédito, S.A.	369	369	369
Santander Consumer Bank AS	137	129	112
Santander Consumer Bank S.p.A.	106	106	106
Banco Santander Consumer Portugal, S.A.	59	122	122
Other companies	562	529	377

TOTAL GOODWILL	24,622	22,865	18,836

(1)	Including Alliance & Leicester and Bradford and Bingley.

At least once per year (or whenever there is any indication of impairment), the Group reviews goodwill for impairment (i.e. a potential reduction in its recoverable value to below its carrying amount). For this purpose, it analyses the following: (i) certain macroeconomic variables that might affect its investments (population data, political situation, economic situation -including bankarisation-, among others); (ii) various microeconomic variables comparing the investments of the Group with the financial services industry of the country in which the Group carries on most of its business activities (balance sheet composition, total funds under management, results, efficiency ratio, capital adequacy ratio, return on equity, among others); and (iii) the price earnings (P/E) ratio of the investments as compared with the P/E ratio of the stock market in the country in which the investments are located and that of comparable local financial institutions.

To supplement this, the Group performs estimates of the recoverable amounts of certain cash-generating units using discounted cash flow projections. In order to perform this calculation, the Group uses projections based on the five-year financial budgets approved by the directors and discounts them using rates in line with the market and the business in which the units operate. The cash flows beyond the time horizon are extrapolated using a constant growth rate. This growth rate does not exceed the average long-term growth rate for the market in which the cash-generating unit in question operates. The directors consider that any reasonably possible change in the key assumptions on which the recoverable amounts of the cash-generating units are based would not cause the carrying amounts thereof to exceed their recoverable amounts.

Based on the foregoing, and in accordance with the estimates, projections and measurements available to the Bank’s directors in 2010, the Group recognized impairment losses on goodwill totaling EUR 63 million (2009: EUR 3 million; 2008: EUR 73 million) under Impairment losses on other assets — Goodwill and other intangible assets.

The changes in Goodwill were as follows:

	Millions of euros
	2010	2009	2008

Balance at beginning of year	22,865	18,836	13,831
Transfer of goodwill from Investments (Note 3)	—	—	8,000
Additions (Note 3)	16	2,300	941
Of which:
Santander Holdings USA, Inc (formerly Sovereign Bancorp)	—	1,601	—
Santander UK (Bradford & Bingley)	—	—	202
Santander UK (Alliance & Leicester)	—	—	554
Santander Consumer USA (formerly Drive)	—	26	42
Santander Cards UK Limited	—	359	—
Real Tokio Marine	—	152	—
GE Money Bank GmbH (Austria)	—	98	—
GE Money Oy (Finland)	—	42	—
Adjustments to initial acquisition price allocation	167	628	(413)
Of which, transfer to other intangible assets	—	—	(447)
Impairment losses	(63)	(3)	(73)
Disposals	—	(1,288)	(3)
Of which:
Banco Santander Brasil, S.A. (Note 3)	—	(1,286)	—
Exchange differences and other items	1,637	2,392	(3,447)

Balance at end of year	24,622	22,865	18,836

The changes in goodwill in 2008 related mostly to the goodwill that arose on the full consolidation of Banco Real (see Note 3.b), to the acquisition of Alliance & Leicester and to the exchange differences arising on the translation to euros, at the closing rates, of the amount of the goodwill expressed in foreign currency, mainly that resulting from the purchases of Santander UK and Banco Real. In accordance with current regulations, these exchange differences were recognized with a charge to the heading Valuation adjustments — Exchange differences in equity and a credit to Goodwill in assets. The change in the balance of this heading is disclosed in the consolidated statement of recognized income and expense.

Also, the changes in 2009 related mainly to the acquisitions made in the year (Sovereign and GE units in Europe — see Note 3), the partial derecognition of the goodwill of Banco Santander Brasil associated with the placement among non-controlling shareholders of 14.47% of its share capital (see Note 3) and the exchange differences arising on the translation to euros, at the closing rates, of the amount of the goodwill expressed in foreign currency, mainly that resulting from the purchases of Santander UK and Banco Real, the trend in the balance reflecting the recovery of these currencies in 2009.

Substantially all the changes in goodwill from December 31, 2009 to December 31, 2010 relate to exchange differences, which, in accordance with current regulations, were recognized with a credit to Valuation adjustments — Exchange differences in equity. The changes in the balance of this item are shown in the consolidated statement of recognized income and expense.

18.	Intangible assets — Other intangible assets
The detail of Intangible assets — Other intangible assets and of the changes therein in 2010, 2009 and 2008 is as follows:

		Thousands of euros
			Net	Change in		Application of	Exchange
	Estimated	December 31,	additions and	scope of	Amortization	amortization	differences	December 31,
Thousands of euros	useful life	2009	disposals	consolidation	and impairment	and impairment	and other	2010

With indefinite useful life:
Other brand names		40,874	98	—	—	—	3,184	44,156

With finite useful life:
Credit cards (Abbey)	5 years	27,024	—	—	—	(27,024)	—	—
IT developments	3-7 years	2,941,871	1,338,493	—	—	(356,679)	313,519	4,237,204
Other		1,696,817	133,415	1,560	—	(61,594)	128,749	1,898,947
Accumulated amortization		(1,920,500)	—	—	(1,084,137)	436,522	(163,950)	(2,732,065)
Impairment losses		(7,728)	—	—	(6,399)	8,775	(856)	(6,208)

		2,778,358	1,472,006	1,560	(1,090,536)	—	280,646	3,442,034

		Thousands of euros
			Net	Change in		Application of	Exchange
	Estimated	December 31,	additions and	scope of	Amortization	amortization	differences	December 31,
Thousands of euros	useful life	2008	disposals	consolidation	and impairment	and impairment	and other	2009

With indefinite useful life:
Other brand names		41,011	1,388	—	—	—	(1,525)	40,874

With finite useful life:
Credit cards (Abbey)	5 years	25,197	—	—	—	—	1,827	27,024
IT developments	3 years	2,174,528	856,169	24,910	—	(501,904)	388,168	2,941,871
Other		885,577	487,153	160,316	—	(35,513)	199,284	1,696,817
Accumulated amortization		(1,332,187)	—	(40,774)	(826,139)	515,036	(236,436)	(1,920,500)
Impairment losses		(7,058)	—	—	(28,618)	22,382	5,566	(7,728)

		1,787,068	1,344,711	144,452	(854,757)	—	356,884	2,778,358

		Thousands of euros
			Net	Change in		Application of	Exchange
	Estimated	December 31,	additions and	scope of	Amortization	amortization	differences	December 31,
Thousands of euros	useful life	2007	disposals	consolidation	and impairment	and impairment	and other	2008

With indefinite useful life:
Brand name (Abbey)		429,536	—	—	—	(331,829)	(97,707)	—
Other brand names		16,639	—	—	—	—	24,372	41,011

With finite useful life:
Customer deposits (Abbey)	10 years	1,175,428	—	—	—	(903,867)	(271,561)	—
Credit cards (Abbey)	5 years	32,727	—	—	—	—	(7,530)	25,197
IT developments	3 years	1,574,969	726,322	209,873	—	(159,527)	(177,108)	2,174,528
Other		233,352	24,118	183,391	—	(11,571)	456,287	885,577
Accumulated amortization		(1,234,838)	—	(171,372)	(655,211)	482,266	246,968	(1,332,187)
Impairment losses		(25,479)	—	—	(911,203)	924,528	5,096	(7,058)

		2,202,334	750,440	221,892	(1,566,414)	—	178,816	1,787,068

At December 31, 2010, 2009 and 2008, the Group reviewed the useful lives of its intangible assets and adjusted the carrying amounts of these assets on the basis of the estimated economic benefits currently expected to be obtained therefrom. As a result of this review, in 2008 the Group recognized under Impairment losses on other assets — Goodwill and other intangible assets impairment losses amounting to EUR 911 million relating substantially in full to intangible assets arising from the acquisition of Abbey in 2004 (see Note 1.h).

19.	Other assets
The detail of Other assets is as follows:

	Thousands of euros
	2010	2009	2008

Transactions in transit	304,591	439,739	204,780
Net pension plan assets (Note 25)	984,231	502,041	510,028
Prepayments and accrued income	2,558,738	2,259,262	1,952,843
Other	3,283,736	2,411,016	2,716,801
Inventories	455,107	518,833	620,774

	7,586,403	6,130,891	6,005,226

20.	Deposits from central banks and Deposits from credit institutions
The detail, by classification, counterparty, type and currency, of Deposits from central banks and Deposits from credit institutions is as follows:

	Thousands of euros
	2010	2009	2008

Classification:
Financial liabilities held for trading	40,975,603	46,117,206	35,951,711
Of which:
Deposits from central banks	12,605,204	2,985,488	9,109,857
Deposits from credit institutions	28,370,399	43,131,718	26,841,854
Other financial liabilities at fair value through profit or loss	19,600,014	22,847,995	14,130,169
Of which:
Deposits from central banks	336,985	10,103,147	4,396,901
Deposits from credit institutions	19,263,029	12,744,848	9,733,268
Financial liabilities at amortized cost	79,536,568	73,126,386	79,795,490
Of which:
Deposits from central banks	8,644,043	22,345,110	9,211,957
Deposits from credit institutions	70,892,525	50,781,276	70,583,533

	140,112,185	142,091,587	129,877,370

Type:
Reciprocal accounts	423,304	948,049	509,282
Time deposits	57,233,213	78,325,126	82,559,946
Other demand accounts	2,677,990	3,340,932	2,527,834
Repurchase agreements	78,196,555	56,818,092	41,651,446
Central bank credit account drawdowns	1,579,723	2,658,925	2,626,262
Hybrid financial liabilities	1,400	463	2,600

	140,112,185	142,091,587	129,877,370

Currency:
Euro	52,872,178	58,457,951	59,833,384
Pound sterling	25,309,040	34,719,824	27,275,168
US dollar	43,996,327	37,066,057	33,490,478
Other currencies	17,934,640	11,847,756	9,278,340

	140,112,185	142,091,587	129,877,370

Note 51 contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates.

21.	Customer deposits
The detail, by classification, geographical area and type, of Customer deposits is as follows:

	Thousands of euros
	2010	2009	2008

Classification:
Financial liabilities held for trading	7,848,954	4,658,372	4,896,065
Other financial liabilities at fair value through profit or loss	27,142,003	14,636,466	9,318,117
Financial liabilities at amortized cost	581,384,862	487,681,399	406,015,268

	616,375,819	506,976,237	420,229,450

Geographical area:
Spain	218,788,099	170,760,231	142,376,596
European Union (excluding Spain)	230,929,334	199,169,106	170,778,310
United States and Puerto Rico	40,854,747	37,851,345	8,440,893
Other OECD countries	997,944	1,101,108	470,721
Latin America	124,333,911	96,804,592	96,103,045
Rest of the world	471,784	1,289,855	2,059,885

	616,375,819	506,976,237	420,229,450

Type:
Demand deposits-
Current accounts	148,066,306	135,895,002	94,773,159
Savings accounts	136,693,907	127,940,647	115,673,794
Other demand deposits	3,430,804	3,570,326	3,035,757
Time deposits-
Fixed-term deposits	275,628,965	192,244,789	143,130,514
Home-purchase savings accounts	230,791	315,867	295,458
Discount deposits	448,432	448,432	11,625,840
Hybrid financial liabilities	4,754,258	5,447,496	8,159,893
Other term deposits	153,812	212,113	290,055
Notice deposits	1,316,203	2,208,116	1,764,954
Repurchase agreements	45,652,341	38,693,449	41,480,026

	616,375,819	506,976,237	420,229,450

Note 51 contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates.
22.	Marketable debt securities
a)	Breakdown

The detail, by classification and type, of Marketable debt securities is as follows:

	Thousands of euros
	2010	2009	2008

Classification:
Financial liabilities held for trading	365,265	586,022	3,569,795
Other financial liabilities at fair value through profit or loss	4,277,732	4,886,840	5,191,073
Financial liabilities at amortized cost	188,229,225	206,490,311	227,642,422

	192,872,222	211,963,173	236,403,290

Type:
Bonds and debentures outstanding	185,868,663	183,250,197	194,291,014
Notes and other securities	7,003,559	28,712,976	42,112,276

	192,872,222	211,963,173	236,403,290

At December 31, 2010, 2009 and 2008, none of these issues was convertible into Bank shares or granted privileges or rights which, in certain circumstances, make them convertible into shares (except for the “Valores Santander” issue, which is described in Note 34.a).

Note 51 contains a detail of the residual maturity periods of financial liabilities at amortized cost at 2010, 2009 and 2008 year-end and of the related average interest rates in those years.
b)	Bonds and debentures outstanding
The detail, by currency of issue, of Bonds and debentures outstanding is as follows:

				December 31, 2010
				Outstanding
				issue amount in
				foreign	Annual
	Millions of euros			currency	interest
Currency of issue	2010	2009	2008	(millions)	rate (%)

Euro	120,705	122,454	135,330	120,705	2.61%
US dollar	33,680	36,535	27,459	45,004	1.52%
Pound sterling	17,735	13,829	21,493	15,265	1.64%
Brazilian real	7,391	3,768	2,531	16,391	10.77%
Chilean peso	3,777	3,180	2,380	2,361,620	4.04%
Other currencies	2,581	3,484	5,097

Balance at end of year	185,869	183,250	194,291

The changes in Bonds and debentures outstanding were as follows:

	Millions of euros
	2010	2009	2008
Balance at beginning of year	183,250	194,291	200,557
Net inclusion of entities in the Group	831	10,760	20,333
Of which:
Acquisition of portfolios of HSBC and Citi by Santander Consumer USA	831	—	—
Santander Holdings USA, Inc. (Sovereign Bancorp, Inc.)	—	10,759	—
Alliance & Leicester Group	—	—	18,676
Issues	116,239	60,999	76,786
Of which:
Santander UK Group (formerly Abbey) (*)
Bonds in pounds sterling	51,052	4,945	21,667
Bonds in other currencies	24,221	33,257	29,599
Santander International Debt, S.A. Sole-Shareholder Company
Bonds — floating/fixed rate	10,012	2,928	16,007
Banco Santander Brasil S.A.
Real estate letters of credit	3,218	2,311	663
Bonds	3,984	80	556
Agricultural letters of credit	410	458	—
Banesto
Bonds	5,979	4,556	3,818
Mortgage-backed bonds — fixed rate	565	2,807	100
Santander Consumer USA Inc.
Asset-backed securities	4,642	—	—
Banco Santander, S.A.
Bonds	2,110	—	—
Mortgage-backed bonds — fixed rate	2,030	1,500	—
Santander US Debt, S.A. Sole-Shareholder Company
Debentures — floating rate	3,068	1,032	—
Banco Santander — Chile
Bonds	2,135	859	—
Banco Santander Totta, S.A.
Mortgage debentures	950	1,000	1,000
Bonds	342	1,520	1,496
Totta (Ireland), PLC
Bonds — floating rate	112	3,380	849
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander
Bonds	10	164	—
Redemptions	(112,730)	(75,614)	(93,872)
Of which:
Santander UK Group (*)	(70,071)	(48,277)	(65,039)
Santander International Debt, S.A. Sole-Shareholder Company	(11,576)	(2,672)	(6,239)
Santander Holdings USA, Inc.	(9,652)	—
Banesto	(7,134)	(4,971)	(7,407)
Totta (Ireland), PLC	(3,380)	(849)	(1,189)
Banco Santander S.A. (Brazil)	(3,116)	(2,278)	(555)
Banco Santander, S.A.	(1,965)	(1,545)	(1,783)
Hipototta No. 6 Limited	(1,818)	—	—
Santander US Debt, S.A. Sole-Shareholder Company	(1,562)	(13,156)	(4,178)
Banco Santander Totta, S.A.	(1,383)	(1,430)	(2,637)
Santander Consumer USA	(519)	(155)	(960)
Banco Santander — Chile	(228)	—
Santander Consumer Bank S.p.A.	(26)	—	(217)
Santander Consumer Bank Aktiengesellschaft	—	(149)	(203)
Santander Central Hispano International Limited	—	(46)	(979)
Fondo de Titulización de Activos Santander Empresas 1	—	—	(468)
Fondo de Titulización de Activos Santander Empresas 2	—	—	(691)
Fondo de Titulización de Activos Santander Empresas 3	—	—	(883)
Exchange differences	2,098	1,459	(5,806)
Repurchases and other changes	(3,819)	(8,645)	(3,707)

Balance at end of year	185,869	183,250	194,291

(*)	Including Alliance & Leicester.
c)	Notes and other securities

These notes were issued basically by Abbey National North America LLC, Santander UK, Sovereign Bancorp, Inc., Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander, Banco Santander, S.A., Banco Santander Puerto Rico, Banesto, S.A., Laparanza, S.A., Santander Consumer Finance, S.A., Santander Commercial Paper, S.A., Sole-Shareholder Company and Fondo de Titulización de Activos Santander 2.

d)	Guarantees
The detail of liabilities and contingent liabilities secured by financial assets is as follows:

	Millions of euros
	2010	2009	2008

Asset-backed securities	39,279	37,945	50,153
Of which, mortgage-backed securities	28,059	27,481	34,409
Other mortgage securities	65,187	53,994	47,758
Of which: mortgage-backed bonds	41,960	42,204	37,726

	104,466	91,939	97,911

The mortgage-backed securities and other mortgage securities are secured by mortgage loans with average maturities of more than ten years. The main terms and conditions of these loans are listed below:

1.	Transactions securing mortgage-backed securities:
•
First mortgage for acquisition and/or refurbishment of principal or second residence, which at the date of securitization did not have any amounts more than 30 days past due. For these purposes, financing granted to property developers is excluded.

•	Appraisal conducted by specialist valuer.
•
The amount of the loan does not exceed 80% of the lower of the appraised value and the purchase price, unless additional guarantees are provided (borrower’s payment capacity, other collateral, guarantors of solvency or mortgage credit insurance), in which case this limit may be extended up to a maximum of 120%.

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

2.
With respect to issues of mortgage-backed bonds (cédulas hipotecarias), in order to calculate the amount of the qualifying assets, the following transactions are excluded from the total base of the unsecuritized mortgage portfolio:

•	Transactions classified as non-performing, at pre-action stage and at procedural stage.

•	Transactions without appraisal by a specialist valuer.
•	Transactions exceeding 80% of the appraised value in residential financing and 60% in the case of other assets.
•	Second mortgages or mortgages with insufficient collateral.

•	Transactions without insurance or with insufficient insurance.
The other securitizations, including asset-backed securities and notes issued by special-purpose vehicles (SPVs), are secured by:
•	Mortgage loans to individuals to finance the acquisition and refurbishment of homes with an average maturity of more than ten years.
•	Personal consumer finance loans with no specific guarantee and unsecured loans with an average maturity of five years.
•
Loans to SMEs (non-financial small and medium-sized enterprises) secured by State guarantees, and loans to companies (micro companies, SMEs, companies and large companies) secured by property mortgages, the borrower’s personal guarantee, guarantees and other collateral other than property mortgages, with an average maturity of seven years.

•	Mortgage and non-mortgage loans to finance municipalities, autonomous communities and subsidiaries with an average maturity of more than ten years.
•
Asset-backed securities issued by various European special-purpose vehicles backed by German and Italian loans for the purchase of vehicles and Italian personal loans, with an average maturity of eight years.

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

e)	Spanish mortgage-market issues

The members of the board of directors hereby state that the Group’s Spanish entities to which the regulations mentioned below apply have specific policies and procedures in place to cover all activities relating to the mortgage-market issues launched by it, which guarantee strict compliance with the mortgage market regulations applicable to these activities as provided for in Royal Decree 716/2009, of April 24, implementing certain provisions of Mortgage Market Law 2/1981, of March 25, and, by application thereof, in Bank of Spain Circular 7/2010, of November 30, and other financial and mortgage system regulations. Also, financial management defines the Group entities’ funding strategy.

The risk policies applicable to mortgage market transactions envisage maximum loan-to-value (LTV) ratios, and specific policies are also in place adapted to each mortgage product, which occasionally require the application of stricter limits.

The Group’s general policies in this respect establish that an analysis must be performed of the repayment capacity of each potential customer. This analysis must determine whether each customer’s income is sufficient to meet the repayments of the loan requested. In addition, the analysis of each customer must include a conclusion on the stability over time of the customer’s income considered with respect to the life of the loan. The indicator used to measure the repayment capacity (effort ratio) of each potential customer takes into account mainly the relationship between the potential debt and the income generated, considering on the one hand the monthly repayments of the loan requested and other transactions and, on the other, the monthly salary income and other duly supported income.

The Group entities have specialized document comparison procedures and tools for verifying customer information and solvency (see Note 54).
The Group entities’ procedures envisage that each mortgage originated in the mortgage market must be individually valued by an appraisal company not related to the Group.

Mortgage Market Law 41/2007, Article 5, establishes that any appraisal company approved by the Bank of Spain may issue valid appraisal reports. However, as permitted by this same article, the Group entities perform a series of checks and select, from among these companies, a small group with which it enters into cooperation agreements with special conditions and automated control mechanisms. The Group’s internal regulations specify, in detail, each of the internally approved companies, as well as the approval requirements and procedures and the controls established to uphold them. In this connection, the regulations establish the functions of an appraisal company committee on which the various areas of the Group related to these companies are represented. The aim of the committee is to regulate and adapt the internal regulations and the activities of the appraisal companies to the current market and business situation.

Basically, the companies wishing to cooperate with the Group must have a significant level of activity in the mortgage market in the area in which they operate, they must pass a preliminary screening process based on criteria of independence, technical capacity and solvency -in order to ascertain the continuity of their business- and, lastly, they must pass a series of tests prior to obtaining definitive approval.

In order to comply with the legislation, any appraisal provided by the customer is reviewed, irrespective of which appraisal company issues it, to verify whether the requirements, procedures and methods used to prepare it are formally adapted to the valued asset pursuant to current legislation and that the values reported are customary in the market.

Following is a detail of the information required by Bank of Spain Circular 7/2010, of November 30, pursuant to the aforementioned Royal Decree 716/2009, of April 24:

Thousands of euros
12/31/10
Carrying amount of the mortgage loans and credits receivable	108,173,754
Of which:
Loans eligible to cover issues of mortgage-backed securities	58,811,432
Transfers of assets retained on balance sheet: mortgage-backed certificates and other securitized mortgage assets	10,968,834
Mortgage-backed bonds (“cédulas hipotecarias”)

The mortgage-backed bonds issued by Group entities are securities the principal and interest of which are specifically secured by mortgages, there being no need for registration in the Property Register and without prejudice to the issuer’s unlimited liability.

The mortgage-backed bonds include the holder’s financial claim on the issuer, secured as indicated in the preceding paragraph, and may be enforced to claim payment from the issuer after maturity. The holders of these securities have the status of special preferential creditors vis-à-vis all other creditors (established in Article 1923.3 of the Spanish Civil Code) in relation to all the mortgage loans and credits registered in the issuer’s favor and, where appropriate, in relation to the cash flows generated by the derivative financial instruments associated with the issues.

In the event of insolvency, the holders of these bonds will enjoy the special privilege established in Article 90.1.1 of Insolvency Law 22/2003, of July 9. Without prejudice to the foregoing, in accordance with Article 84.2.7 of the Insolvency Law, during the insolvency proceedings, the payments relating to the repayment of the principal and interest of the bonds issued and outstanding at the date of the insolvency filing will be settled up to the amount of the income received by the insolvent party from the mortgage loans and credits and, where appropriate, from the replacement assets backing the bonds and from the cash flows generated by the financial instruments associated with the issues (Final Provision 19 of the Insolvency Law).

If, due to a timing mismatch, the income received by the insolvent party is insufficient to meet the payments described in the preceding paragraph, the insolvency managers must settle them by realizing the replacement assets set aside to cover the issue and, if this is not sufficient, they must obtain financing to meet the mandated payments to the holders of the mortgage-backed bonds, and the finance provider must be subrogated to the position of the bond-holders.

In the event that the measure indicated in Article 155.3 of the Insolvency Law were to be adopted, the payments to all holders of the mortgage-backed bonds issued would be made on a pro-rata basis, irrespective of the issue dates of the bonds.

The outstanding mortgage-backed bonds issued by the Group totalled EUR 41,960 million at December 31, 2010 (all of which were denominated in euros), of which EUR 23,509 million were issued by Banco Santander, S.A.; EUR 17,274 million were issued by Banco Español de Crédito, S.A. and EUR 1,177 million were issued by Santander Consumer Finance, S.A. The issues outstanding at December 31, 2010 and 2009 are detailed in the separate financial statements of each of these companies.

Mortgage bond issuers have an early redemption option solely for the purpose of complying with the limits on the volume of outstanding mortgage-backed bonds stipulated by mortgage market regulations.
None of the mortgage-backed bonds issued by the Group entities had replacement assets assigned to them.
23.	Subordinated liabilities
a)	Breakdown
The detail, by currency of issue, of Subordinated liabilities is as follows:

				December 31, 2010
				Outstanding
				issue amount
				in foreign	Annual
	Thousands of euros			currency	interest rate
Currency of issue	2010	2009	2008	(millions)	(%)

Euro	13,700,799	16,598,441	19,660,053	13,701	5.48%
US dollar	6,259,098	9,297,611	7,877,340	8,363	6.71%
Pound sterling	4,876,061	6,440,827	7,952,179	4,197	7.64%
Brazilian real	4,371,694	3,490,034	2,442,517	9,695	10.78%
Other currencies	1,266,985	977,688	941,161

Balance at end of year	30,474,637	36,804,601	38,873,250

Of which, preference shares	435,365	430,152	1,051,272
Note 51 contains a detail of the residual maturity periods of subordinated liabilities at each year-end and of the related average interest rates in each year.

b)	Changes
The changes in Subordinated liabilities were as follows:

	Millions of euros
	2010	2009	2008

Balance at beginning of year	36,805	38,873	36,193
Net inclusion of entities in the Group	—	1,598	2,776
Alliance & Leicester Group	—	—	1,648
Banco AMRO Real S.A.	—	—	1,128
Santander Holdings USA, Inc.	—	1,598	—
Issues	287	6,874	312
Of which:
Banco Santander- Chile	206	48	—
Banco Santander, S.A.	73	9	—
Santander Finance Capital, S.A., Sole-Shareholder Company	—	2,463	—
Santander Finance Preferred, S.A., Sole-Shareholder Company	—	1,576	—
Santander Issuances, S.A., Sole-Shareholder Company	—	1,544	—
Santander International Preferred, S.A., Sole-Shareholder Company	—	690	—
Banesto, S.A.	—	497	—
Redemptions	(7,728)	(9,316)	(1,315)
Of which:
Santander Issuances, S.A., Sole-Shareholder Company	(1,852)	(500)	—
Santander Central Hispano Issuances Limited	(1,484)	(1,027)	(153)
Santander UK Plc (*)	(1,453)	(3,468)	(409)
Santander Finance Capital, S.A., Sole-Shareholder Company	(1,000)	(2,280)	—
Santander Perpetual, S.A., Sole-Shareholder Company	(848)	(588)	—
Banco Santander (Brasil) S.A.	(347)	(20)	—
Banco Santander Totta, S.A.	(254)	(25)	—
Santander Holdings USA, Inc.	(148)	—	—
Banesto, S.A.	(17)	(131)	(500)
Santander Finance Preferred, S.A., Sole-Shareholder Company	—	(1,174)	—

Exchange differences	1,161	708	(2,066)
Other changes	(51)	(1,932)	2,973

Balance at end of year	30,474	36,805	38,873

(*)	Including Alliance & Leicester.
c)	Other disclosures

This item includes the preference shares (participaciones preferentes) and other financial instruments issued by the consolidated companies which, although equity for legal purposes, do not meet the requirements for classification as equity (preference shares).

The preference shares do not carry any voting rights and are non-cumulative. They were subscribed to by non-Group third parties and, except for the shares of Santander UK referred to below, are redeemable at the discretion of the issuer, based on the terms and conditions of each issue.

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

Except for those described in Note 34.a, at December 31, 2010 none of these issues was convertible into Bank shares or granted privileges or rights which, in certain circumstances, might make them convertible into shares.

At December 31, 2010, Santander UK plc had a GBP 200 million subordinated debt issue which is convertible, at Santander UK plc’s option, into preference shares of Santander UK plc, at a price of GBP 1 per share. Also, in 2010 the Group launched an issue of bonds mandatorily exchangeable for shares of Banco Santander Brasil (see Note 34).

The accrued interest on the subordinated liabilities amounted to EUR 2,230 million in 2010 (December 31, 2009: EUR 2,354 million; December 31, 2008: EUR 2,415 million) (see Note 39).
24.	Other financial liabilities
The detail of Other financial liabilities is as follows:

	Thousands of euros
	2010	2009	2008

Trade payables	2,079,988	1,902,249	2,282,759
Clearing houses	1,485,159	734,873	761,534
Tax collection accounts:
Tax payables	2,106,448	1,915,373	2,066,685
Factoring accounts payable	415,545	448,985	283,478
Unsettled financial transactions	3,182,829	2,753,781	3,628,473
Other financial liabilities	10,073,424	11,847,307	8,658,240
Of which: recognized in financial liabilities held for trading	—	302,520	—

	19,343,393	19,602,568	17,681,169

Note 51 contains a detail of the residual maturity periods of other financial assets and liabilities at each year-end.
25.	Provisions
a)	Breakdown
The detail of Provisions is as follows:

	Thousands of euros
	2010	2009	2008

Provisions for pensions and similar obligations	9,519,093	10,628,684	11,198,117
Provisions for taxes and other legal contingencies	3,670,184	3,283,339	2,363,706
Provisions for contingent liabilities and commitments (Note 2):	1,030,244	641,620	678,584
Of which: due to country risk	18,796	18,418	56,254
Other provisions	1,440,332	2,979,096	3,495,852

Provisions	15,659,853	17,532,739	17,736,259

b)	Changes
The changes in Provisions were as follows:

	Millions of euros
	2010				2009				2008
		Contingent				Contingent				Contingent
		liabilities and	Other			liabilities and	Other			liabilities and	Other
	Pensions	commitments	provisions	Total	Pensions	commitments	provisions	Total	Pensions	commitments	provisions	Total

Balances at beginning of year	10,629	642	6,262	17,533	11,198	679	5,860	17,737	11,820	636	4,115	16,571
Net inclusion of entities in the Group	—	4	8	12	44	125	(26)	143	175	73	2,816	3,064
Additions charged to income:
Interest expense and similar charges (Note 39)	481	—	—	481	482	—	—	482	454	—	—	454
Personnel expenses (Note 47)	146	—	—	146	176	—	—	176	184	—	—	184
Period provisions	188	69	876	1,133	339	46	1,407	1,792	598	(3)	1,045	1,640
Other additions arising from insurance contracts linked to pensions	(29)	—	—	(29)	(30)	—	—	(30)	(17)	—	—	(17)
Payments to pensioners and pre-retirees with a charge to internal provisions	(1,258)	—	—	(1,258)	(1,191)	—	—	(1,191)	(1,086)	—	—	(1,086)
Insurance premiums paid	(3)	—	—	(3)	(1)	—	—	(1)	(8)	—	—	(8)
Payments to external funds	(1,205)	—	—	(1,205)	(594)	—	—	(594)	(563)	—	—	(563)
Amount used	—	—	(3,364)	(3,364)	—	—	(1,412)	(1,412)	—	—	(1,523)	(1,523)
Transfers, exchange differences and other changes	570	315	1,329	2,214	206	(208)	433	431	(359)	(27)	(594)	(980)

Balances at end of year	9,519	1,030	5,111	15,660	10,629	642	6,262	17,533	11,198	679	5,860	17,736

c)	Provisions for pensions and similar obligations
The detail of Provisions for pensions and similar obligations is as follows:

	Millions of euros
	2010	2009	2008

Provisions for post-employment plans — Spanish entities	5,247	5,443	5,596
Of which: defined benefit	5,244	5,439	5,593
Provisions for other similar obligations — Spanish entities	3,273	3,851	4,166
Of which: pre-retirements	3,262	3,842	4,158
Provisions for post-employment plans — Santander UK	28	496	744
Provisions for post-employment plans and other similar obligations — Other foreign subsidiaries	971	839	692
Of which: defined benefit	966	829	688

Provisions for pensions and similar obligations	9,519	10,629	11,198

i. Spanish entities — Post-employment plans and other similar obligations

At each year-end, the consolidated Spanish entities had post-employment benefit obligations under defined benefit plans. On July 25, 2006, the Bank entered into an agreement with the employee representatives to promote a defined contribution plan aimed at all current personnel. Subsequently, at its meeting on December 17, 2007, the Bank’s board of directors approved the implementation of a defined contribution retirement plan for executives of the Bank. In 2008, in accordance with the aforementioned plan, an extraordinary contribution totaling EUR 111 million was made for past service. Lastly, in various years some of the consolidated entities offered certain of their employees the possibility of taking pre-retirement and, therefore, provisions are recognized each year for the obligations to employees taking pre-retirement -in terms of salaries and other employee benefit costs- from the date of their pre-retirement to the date of effective retirement.

At December 31, 2010, 2009 and 2008, the Spanish entities had post-employment benefit obligations under defined contribution and defined benefit plans. The expenses incurred in respect of contributions to defined contribution plans amounted to EUR 47 million in 2010 (2009: EUR 44 million; 2008: EUR 40 million).

The amount of the defined benefit obligations was determined on the basis of the work performed by independent actuaries using the following actuarial techniques:
1.	Valuation method: projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.
2.	Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	Post-employment plans			Other similar obligations
	2010	2009	2008	2010	2009	2008

Annual discount rate	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%
Mortality tables	GRM/F-95	GRM/F-95	GRM/F-95	GRM/F-95	GRM/F-95	GRM/F-95
	(PERM/F-2000	(PERM/F-2000	(PERM/F-2000	(PERM/F-2000	(PERM/F-2000	(PERM/F-2000
	in the case of	in the case of	in the case of	in the case of	in the case of	in the case of
	Banesto)	Banesto)	Banesto)	Banesto)	Banesto)	Banesto)
Cumulative annual CPI growth	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%
Annual salary increase rate	2.50% (2.9% in the	2.50% (2.9% in the	2.50% (2.9% in the
	case of Banesto)	case of Banesto)	case of Banesto)	n/a	n/a	n/a
Annual social security pension increase rate	1.5%	1.5%	1.5%	n/a	n/a	n/a
Annual benefit increase rate	n/a	n/a	n/a	0% to 1.5%	0% to 1.5%	0% to 1.5%

The discount rate used is that required by Spanish legislation for measuring similar obligations, which is published annually by the Directorate-General of Insurance (Resolution of January 4, 2010). The maximum rate to be used in 2010 was set at 4.33%. This figure relates to 100% of the average interest rates of Government bonds for the last quarter of the year prior to that in which the rate is applicable.
3.	The estimated retirement age of each employee is the first at which the employee is entitled to retire or the agreed-upon age, as appropriate.
The fair value of insurance contracts was determined as the present value of the related payment obligations, taking into account the following assumptions:

	Post-employment plans			Other similar obligations
	2010	2009	2008	2010	2009	2008

Expected rate of return on plan assets	4.0%	4.0%	4.0%	—	—	—
Expected rate of return on reimbursement rights	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%
The funding status of the defined benefit obligations in 2010 and the four preceding years is as follows:

	Millions of euros
	Post-employment plans					Other similar obligations
	2010	2009	2008	2007	2006	2010	2009	2008	2007	2006

Present value of the obligations:
To current employees	1,240	1,200	1,273	1,259	1,215	—	—	—	—	—
Vested obligations to retired employees	4,471	4,708	4,828	4,876	4,958	—	—	—	—	—
To pre-retirees	—	—	—	—	—	3,262	3,842	4,158	3,950	4,481
Long-service bonuses and other obligations	—	—	—	—	—	8	9	8	50	46
Other	181	183	181	174	164	3	—	—	1	—

	5,892	6,091	6,282	6,309	6,337	3,273	3,851	4,166	4,001	4,527
Less-
Fair value of plan assets	183	184	193	192	203	—	—	—	—	—
Unrecognized actuarial (gains)/losses	457	462	489	487	482	—	—	—	—	—
Unrecognized past service cost	8	6	7	4	5	—	—	—	—	—

Provisions — Provisions for pensions	5,244	5,439	5,593	5,626	5,647	3,273	3,851	4,166	4,001	4,527

Of which:
Internal provisions for pensions	3,025	3,086	3,153	3,114	3,065	3,272	3,848	4,159	3,987	4,504
Insurance contracts linked to pensions (Note 14)	2,219	2,353	2,440	2,512	2,582	1	3	7	14	23
The amounts recognized in the consolidated income statement in relation to the aforementioned defined benefit obligations are as follows:

	Millions of euros
	Post-employment plans			Other similar obligations
	2010	2009	2008	2010	2009	2008

Current service cost	52	55	56	1	1	5
Interest cost	215	226	240	139	153	145
Expected return on plan assets	(7)	(7)	(8)	—	—	—
Expected return on insurance contracts linked to pensions	(90)	(95)	(95)	—	—	—
Extraordinary charges (credits)-
Actuarial (gains)/losses recognized in the year	3	10	6	(14)	38	4
Past service cost	40	29	63	28	—	—
Pre-retirement cost	1	(19)	(23)	10	257	587
Other	(21)	(51)	(20)	(10)	—	(53)

Total	193	148	219	154	449	688

The changes in the present value of the accrued defined benefit obligations were as follows:

	Millions of euros
	Post-employment plans			Other similar obligations
	2010	2009	2008	2010	2009	2008

Present value of the obligations at beginning of year	6,091	6,282	6,309	3,851	4,166	4,001
Current service cost	52	55	56	1	1	5
Interest cost	215	226	240	139	153	145
Pre-retirement cost	1	(19)	(23)	10	257	587
Effect of curtailment/settlement	(21)	(51)	(21)	(10)	—	(54)
Benefits paid	(465)	(383)	(334)	(732)	(765)	(726)
Past service cost	42	29	66	28	—	—
Actuarial (gains)/losses	(32)	(52)	(11)	(14)	38	4
Other	9	4	—	—	1	204

Present value of the obligations at end of year	5,892	6,091	6,282	3,273	3,851	4,166

The changes in the fair value of plan assets and of insurance contracts linked to pensions were as follows:
Plan assets

	Millions of euros
	Post-employment plans
	2010	2009	2008

Fair value of plan assets at beginning of year	184	193	192
Expected return on plan assets	7	7	8
Actuarial gains/(losses)	(1)	(4)	(2)
Contributions	3	(1)	8
Benefits paid	(10)	(11)	(13)

Fair value of plan assets at end of year	183	184	193

Insurance contracts linked to pensions

	Millions of euros
	Post-employment plans			Other similar obligations
	2010	2009	2008	2010	2009	2008

Fair value of insurance contracts linked to pensions at beginning of year	2,353	2,440	2,512	3	7	14
Expected return on insurance contracts (Note 38)	90	95	95	—	—	—
Actuarial gains/(losses)	(29)	(31)	(17)	—	—	—
Premiums paid	(39)	7	11	—	—	—
Benefits paid	(156)	(158)	(161)	(2)	(4)	(7)

Fair value of insurance contracts linked to pensions at end of year	2,219	2,353	2,440	1	3	7

In 2011 the Group expects to make contributions in Spain to fund its defined benefit pension obligations for amounts similar to those made in 2010.
The plan assets and the insurance contracts linked to pensions are instrumented through insurance policies.

The following table shows the estimated benefits payable at December 31, 2010 for the next ten years:

Millions
of euros

2011	1,063
2012	1,006
2013	907
2014	837
2015	749
2016 to 2020	2,545

7,107

ii. United Kingdom
At the end of each of the last three years, the businesses in the United Kingdom had post-employment benefit obligations under defined contribution and defined benefit plans. The expenses incurred in respect of contributions to defined contribution plans amounted to EUR 55 million in 2010 (2009: EUR 22 million; 2008: EUR 10 million).
The amount of the defined benefit obligations was determined on the basis of the work performed by independent actuaries using the following actuarial techniques:
1.	Valuation method: projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.
2.	Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	2010	2009	2008

Annual discount rate	5.45%	5.75%	6.40%
Mortality tables	103 S1 Light TMC	PX92MC C2009	PX92MC C2008
Cumulative annual CPI growth	3.5%	3.4%	3.0%
Annual salary increase rate	3.5%	3.4%	3.5%
Annual pension increase rate	3.4%	3.3%	3.0%
The funding status of the defined benefit obligations in 2010 and the four preceding years is as follows:

	Millions of euros
	2010	2009	2008	2007	2006

Present value of the obligations	7,824	7,116	5,445	6,248	6,350

Less-
Fair value of plan assets	7,617	5,910	4,591	4,913	4,810
Unrecognized actuarial (gains)/losses	767	787	202	60	(102)

Provisions — Provisions for pensions	(560)	419	652	1,275	1,642

Of which:
Internal provisions for pensions	28	496	744	1,275	1,642
Net assets for pensions	(588)	(77)	(92)	—	—

The amounts recognized in the consolidated income statement in relation to the aforementioned defined benefit obligations are as follows:

	Millions of euros
	2010	2009	2008

Current service cost	43	72	69
Interest cost	416	367	331
Expected return on plan assets	(370)	(320)	(298)
Extraordinary charges (credits):
Actuarial (gains)/losses recognized in the year	22	—	(1)
Past service cost	—	(1)	—

Total	111	118	101

The changes in the present value of the accrued defined benefit obligations were as follows:

	Millions of euros
	2010	2009	2008

Present value of the obligations at beginning of year	7,116	5,445	6,248
Net inclusion of entities in the Group	—	—	1,252
Current service cost	43	72	69
Interest cost	416	367	331
Past service cost	—	(1)	—
Benefits paid	(241)	(261)	(199)
Actuarial (gains)/losses	244	1,050	(802)
Exchange differences and other items	246	444	(1,454)

Present value of the obligations at end of year	7,824	7,116	5,445

The net inclusion of entities in the Group in 2008 relates mainly to Alliance & Leicester.
The changes in the fair value of the plan assets were as follows:

	Millions of euros
	2010	2009	2008

Fair value of plan assets at beginning of year	5,910	4,591	4,913
Net inclusion of entities in the Group	—	—	1,335
Expected return on plan assets	370	320	298
Actuarial gains/(losses)	273	364	(954)
Contributions	1,121	564	413
Benefits paid	(241)	(261)	(199)
Exchange differences	184	332	(1,215)

Fair value of plan assets at end of year	7,617	5,910	4,591

The net inclusion of entities in the Group in 2008 relates mainly to Alliance & Leicester.
In 2011 the Group expects to make contributions to fund these obligations for amounts similar to those made in 2010.

The main categories of plan assets as a percentage of total plan assets are as follows:

	2010	2009	2008

Equity instruments	34%	39%	41%
Debt instruments	58%	54%	56%
Properties	1%	1%	2%
Other	7%	6%	1%
The expected return on plan assets was determined on the basis of the market expectations for returns over the duration of the related obligations.
The following table shows the estimated benefits payable at December 31, 2010 for the next ten years:

Millions
of euros

2011	254
2012	271
2013	289
2014	309
2015	330
2016 to 2020	2,027

3,480

iii. Other foreign subsidiaries
Certain of the consolidated foreign entities have acquired commitments to their employees similar to post-employment benefits.
At December 31, 2010, 2009 and 2008, these entities had post-employment benefit obligations under defined contribution and defined benefit plans. The expenses incurred in respect of contributions to defined contribution plans amounted to EUR 49 million in 2010 (2009: EUR 48 million; 2008: EUR 28 million).
The actuarial assumptions used by these entities (discount rates, mortality tables and cumulative annual CPI growth) are consistent with the economic and social conditions prevailing in the countries in which they are located.
The funding status of the obligations similar to post-employment benefits and other long-term benefits in 2010 and the four preceding years is as follows:

	Millions of euros
	2010	2009	2008	2007	2006

Present value of the obligations	11,062	9,078	6,735	7,264	6,198

Less-
Fair value of plan assets	10,176	8,497	6,307	6,725	3,917
Unrecognized actuarial (gains)/losses	667	632	386	134	517
Unrecognized past service cost	—	3	—	—	—

Provisions — Provisions for pensions	219	(54)	42	405	1,764

Of which:
Internal provisions for pensions	966	829	688	821	2,198
Net assets for pensions	(396)	(425)	(418)	(239)	(224)
Unrecognized net assets for pensions	(351)	(458)	(228)	(177)	(210)

In January 2007 Banco do Estado de São Paulo, S.A.- Banespa (which merged with Banco Santander Banespa, S.A. on August 31, 2006) externalized a portion of the pension obligations to employees for which it still recognized an internal fund and for this purpose arranged an external plan or fund managed by Banesprev. As a result of this externalization, the related assets and liabilities were transferred to Banesprev, and Provisions — Provisions for pensions and similar obligations at December 31, 2007 included the present value of the aforementioned obligations, net of the fair value of the related plan assets and the net unrecognized cumulative actuarial gains and/or losses.
The amounts recognized in the consolidated income statement in relation to these obligations are as follows:

	Millions of euros
	2010	2009	2008

Current service cost	50	49	54
Interest cost	939	736	670
Expected return on plan assets	(851)	(672)	(627)
Extraordinary charges (credits):
Actuarial (gains)/losses recognized in the year	83	73	31
Pre-retirement cost	31	9	5
Other	11	(10)	(2)

Total	263	185	131

The changes in the present value of the accrued obligations were as follows:

	Millions of euros
	2010	2009	2008

Present value of the obligations at beginning of year	9,078	6,735	7,264
Net inclusion of entities in the Group	—	68	673
Current service cost	50	49	54
Interest cost	939	736	670
Pre-retirement cost	31	9	5
Effect of curtailment/settlement	(8)	(209)	(2)
Benefits paid	(717)	(587)	(535)
Past service cost	17	3	—
Actuarial (gains)/losses	585	830	(10)
Exchange differences and other items	1,087	1,444	(1,384)

Present value of the obligations at end of year	11,062	9,078	6,735

The net inclusion of entities in the Group in 2008 relates mainly to Banco Real.
The changes in the fair value of the plan assets were as follows:

	Millions of euros
	2010	2009	2008

Fair value of plan assets at beginning of year	8,497	6,307	6,725
Net inclusion of entities in the Group	—	49	618
Expected return on plan assets	851	672	627
Actuarial gains/(losses)	351	449	(351)
Contributions	130	158	285
Benefits paid	(646)	(533)	(495)
Exchange differences and other items	993	1,395	(1,102)

Fair value of plan assets at end of year	10,176	8,497	6,307

The net inclusion of entities in the Group in 2008 relates mainly to Banco Real.
In 2011 the Group expects to make contributions to fund these obligations for amounts similar to those made in 2010.
The main categories of plan assets as a percentage of total plan assets are as follows:

	2010	2009	2008

Equity instruments	9%	12%	12%
Debt instruments	86%	83%	83%
Properties	1%	1%	2%
Other	4%	4%	3%
The expected return on plan assets was determined on the basis of the market expectations for returns over the duration of the related obligations.
The following table shows the estimated benefits payable at December 31, 2010 for the next ten years:

Millions
of euros

2011	736
2012	768
2013	800
2014	834
2015	869
2016 to 2020	5,150

9,157

d)	Provisions for taxes and other legal contingencies and Other provisions

The balances of Provisions — Provisions for taxes and other legal contingencies and Provisions — Other provisions, which include, inter alia, provisions for restructuring costs and tax-related and non-tax-related proceedings, were estimated using prudent calculation procedures in keeping with the uncertainty inherent to the obligations covered. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, these obligations have no fixed settlement period and, in other cases, are based on the legal proceedings in progress.

The detail of Provisions for taxes and other legal contingencies and Other provisions is as follows:

	Millions of euros
	2010	2009	2008

Recognized by Spanish companies	840	828	1,061
Recognized by other EU companies	536	537	721
Recognized by other companies	3,735	4,897	4,078
Of which:
Brazil	3,664	3,428	2,920

	5,111	6,262	5,860

e)	Litigation
i. Tax-related proceedings
At December 31, 2010, the main tax-related proceedings concerning the Group were as follows:
•
“Mandados de Segurança” filed by Banco Santander Brasil, S.A. and certain Group companies in Brazil challenging the increase in the rate of Brazilian social contribution tax on net income from 9% to 15% stipulated by Interim Measure 413/2008, ratified by Law 11,727/2008.

•	“Mandados de Segurança” filed by certain Group companies in Brazil claiming their right to pay the Brazilian social contribution tax on net income at a rate of 8% and 10% from 1994 to 1998.
•
The “Mandados de Segurança” filed by Banco Santander, S.A. and other Group entities claiming their right to pay the Brazilian PIS and COFINS social contributions only on the income from the provision of services. In the case of Banco Santander, S.A., the “Mandado de Segurança” was declared unwarranted and an appeal was filed at the Federal Regional Court. In September 2007 the Federal Regional Court found in favor of Banco Santander, S.A., but the Brazilian authorities appealed against the judgment at the Federal Supreme Court. In the case of Banco ABN AMRO Real, S.A., in March 2007 the court found in its favor, but the Brazilian authorities appealed against the judgment at the Federal Regional Court, which handed down a decision partly upholding the appeal in September 2009. Banco ABN AMRO Real, S.A. filed an appeal at the Federal Supreme Court.

•
Real Leasing, S.A., Arrendamiento Mercantil and Banco ABN AMRO Real, S.A. have filed various administrative and legal claims in connection with the deductibility of the provision for doubtful debts for 1995.

•
Banco Santander Brasil, S.A. and other Group companies in Brazil are involved in several administrative and legal proceedings against various municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services.

•
In addition, Banco Santander Brasil, S.A. and other Group companies in Brazil are involved in several administrative and legal proceedings against the tax authorities in connection with the social security tax on certain items which are not considered to be employee remuneration.

•
In November 2009 Banco Santander Brasil, S.A. and certain of its subsidiaries availed themselves of the program for the deferral and payment in cash of tax and Social Security debts established in Law 11941/2009. The main processes included in this program, which were reported in prior years, refer to litigation related to (i) the right to consider the social contribution tax on net income as deductible in the calculation of Brazilian legal entities income tax, (ii) the right to pay the Brazilian social contribution tax on net income at a rate of 8%, and (iii) the deductibility for income tax purposes of the depreciation expense in the same period as that in which lease income is recognized in finance lease companies. The participation in this program entails payment of the disputed amounts and the discontinuance of the related court proceedings.

•
In December 2008, the Brazilian tax authorities issued an infringement notice against Banco Santander Brasil, S.A. in relation to income tax (IRPJ and CSL) for 2002 to 2004. The tax authorities took the view that Banco Santander Brasil, S.A. did not meet the necessary legal requirements to be able to deduct the goodwill arising out of the acquisition of Banespa. Banco Santander Brasil, S.A. filed an appeal at Conselho Administrativo de Recursos Fiscais (CARF) against the infringement notice. In June 2010 the Brazilian tax authorities issued infringement notices in relation to this same matter for 2005 to 2007. Banco Santander Brasil, S.A. filed an appeal against these procedures at CARF. The Group considers, based on the advice of its external legal counsel, that the stance taken by the Brazilian tax authorities is not correct, that there are sound defense arguments to appeal against the infringement notice and that, therefore, the risk of loss is remote. Consequently, no provisions have been recognized in connection with these proceedings because this matter should not affect the consolidated financial statements.

•
In December 2010, the Brazilian tax authorities issued an infringement notice against Santander Seguros, S.A., as the successor by merger to ABN AMRO Brazil Dois Participacoes, S.A., in relation to income tax (IRPJ and CSL) for 2005. The tax authorities questioned the tax treatment applied to a sale of Real Seguros, S.A. shares made in that year. The aforementioned entity filed an appeal against the infringement notice. Also, the tax authorities issued infringement notices against Banco Santander, S.A. in connection with income tax (IRPJ and CSL), questioning the tax treatment applied to the economic compensation received under the contractual guarantees provided by the sellers of the former Banco Meridional. The entity filed an appeal against the aforementioned infringement notice.

•
A claim was filed against Abbey National Treasury Services plc by tax authorities abroad in relation to the refund of certain tax credits and other associated amounts. A favorable judgment at first instance was handed down in September 2006, although the judgment was appealed against by the tax authorities in January 2007 and the court found in favor of the latter in June 2010. Abbey National Treasury Services plc plans to appeal against this judgment to a higher court.

•
Legal action filed by Sovereign Bancorp Inc. to take a foreign tax credit in connection with taxes paid outside the United States in fiscal years 2003 to 2005 in relation to financing transactions carried out with an international bank.

ii. Non-tax-related proceedings
At December 31, 2010, the main non-tax-related proceedings concerning the Group were as follows:
•	Customer remediation: claims associated with the sale by Santander UK (formerly Abbey) of certain financial products to its customers.

The provisions recorded by Santander UK in this respect were calculated on the basis of the estimate of the number of claims that will be received, of those, the number that will be upheld and the estimated average settlement per case.

•
LANETRO, S.A. (currently ZED WORLDWIDE, S.A.): claim (ordinary lawsuit no. 558/2002) filed by LANETRO, S.A. against Banco Santander, S.A. at Madrid Court of First Instance no. 34, requesting that the Bank comply with the obligation to subscribe to €30.05 million of a capital increase at the plaintiff.

On December 16, 2003, a judgment was handed down dismissing the plaintiff’s request. The subsequent appeal filed by LANETRO was upheld by a decision of the Madrid Provincial Appellate Court on October 27, 2006.

In a decision handed down on March 30, 2010, the Supreme Court dismissed an extraordinary appeal against procedural infringements and partly upheld a cassation appeal filed in both cases by the Bank against the decision of the Madrid Provincial Appellate Court.

Zed Worldwide, S.A. requested the court-ordered enforcement of the decision. On January 25, 2011, the court of First Instance issued an order to enforce the decision handed down by the Madrid Provincial Appellate Court, whereby the Bank has to subscribe to 75.1 million shares at their par value of €0.4 per share totaling €30.05 million. Zed Worldwide filed an appeal for reconsideration of the order enforcing the decision, which the Bank has opposed. On March 23, 2011, the Court of first instance dismissed the appeal for reconsideration.

•
Proceeding under Civil Procedure Law filed by Galesa de Promociones, S.A. against the Bank at Elche Court of First Instance no. 5, Alicante (case no. 1946/2008). The claim sought damages amounting to €51,396,971.43 as a result of a judgment handed down by the Supreme Court on November 24, 2004 setting aside a summary mortgage proceeding filed by the Bank against the plaintiff company, which concluded in the foreclosure by the Bank of the mortgaged properties and their subsequent sale by the latter to third-party buyers. The judgment of the Supreme Court ordered the reversal of the court foreclosure proceeding prior to the date on which the auctions were held, a circumstance impossible to comply with due to the sale of the properties by the Bank to the aforementioned third parties, which prevented the reincorporation of the properties into the debtor company’s assets and their re-auction.

The damages claimed are broken down as follows: (i) €18,428,076.43 relating to the value of the property auctioned; (ii) €32,608,895 relating to the loss of profit on the properties lost by the plaintiff, which was prevented from continuing its business activity as a property developer; and (iii) €360,000 relating to the loss of rental income.

On March 2, 2010, the court of first instance handed down a decision partly upholding both the claim filed against the Bank and the counterclaim, ordering the Bank to pay the plaintiff €4,458,960.61, and Galesa Promociones, S.A. to pay the Bank €1,428,075.70, which resulted in a net loss of €3,030,874.91 for the Bank. Two appeals against this decision were filed on May 31, 2010: one by Galesa and the other one by the Bank. On November 11, 2010, the Alicante Provincial Appellate Court handed down a decision upholding the appeal filed by the Bank and dismissing the appeal brought by Galesa de Promociones S.A., as a result of which and by way of offsetting the indemnity obligations payable by each party, the Bank became a creditor of Galesa in the amount €400,000.

Galesa de Promociones S.A. filed a cassation appeal against the above decision at the Supreme Court, for which leave to proceed has not yet been granted. Both parties have appealed before the Court and the Bank has filed a pleading for the inadmission of the appeal.

•
Declaratory large claims action brought at Madrid Court of First Instance no. 19 (case no. 87/2001) in connection with a claim filed by Inversión Hogar, S.A. against the Bank. This claim sought the termination of a settlement agreement entered into between the Bank and the plaintiff on December 11, 1992.

On May 19, 2006, a judgment was handed down at first instance, whereby the agreement was declared to be terminated and the Bank was ordered to pay €1.8 million, plus the related legal interest since February 1997, to return a property that was given in payment under the aforementioned agreement, to pay an additional €72.9 million relating to the replacement value of the assets foreclosed and subsequently sold by the Bank, and to pay all the related court costs. The Bank and Inversión Hogar, S.A. filed appeals against the judgment.

On July 30, 2007, the Madrid Provincial Appellate Court handed down a decision upholding in full the appeal filed by the Bank, reversing the judgment issued at first instance and dismissing the appeal filed by Inversión Hogar, S.A. On completion of the clarification procedure, as it had announced previously, Inversión Hogar, S.A. filed a cassation appeal against the aforementioned decision and an extraordinary appeal for procedural infringements at the Civil Division of the Supreme Court, which issued an order on December 1, 2009, admitting for consideration the appeals filed by Inversión Hogar, S.A. and its subsidiaries, with a summons to the Bank to present the related notice of opposition to these appeals, which was submitted on January 21, 2010. The Supreme Court has set the issuing the judgment for September 29, 2011.

•
Claim in an ordinary proceeding filed by Inés Arias Domínguez and a further 17 persons against Santander Investment, S.A. at Madrid Court of First Instance no. 13 (case no. 928/2007), seeking damages of approximately €43 million, plus interest and costs. The plaintiffs, who were former shareholders of Yesocentro, S.A. (Yesos y Prefabricados del Centro, S.A.) alleged that Santander Investment, S.A. breached the advisory services agreement entered into on October 19, 1989 between the former Banco Santander de Negocios, S.A. and the plaintiffs, in relation to the sale of shares owned by the plaintiffs to another company called Invercámara, S.A.

This claim was contested by Santander Investment, S.A. on November 5, 2007. The preliminary hearing was set for April 28, 2008 although it was subsequently postponed until a motion for a preliminary ruling on a civil issue filed by the Bank was resolved.

In an order issued by Madrid Court of First Instance no. 13 on September 11, 2008, which was ratified by an order issued by the Madrid Provincial Appellate Court on March 24, 2010, the proceeding was stayed on preliminary civil ruling grounds because another proceeding based on the same events had been initiated by other shareholders of Yesocentro at the Madrid Court of First Instance no. 47 (proceeding no. 1051/2004) and, therefore, the former proceeding was stayed until a final decision had been handed down on the latter. In the proceeding filed at Court no. 47, a first instance judgment was handed down partly upholding the claim as well as an appeal judgment partly upholding the appeals filed by the plaintiffs and the Bank. On January 10, 2011, the Bank filed a cassation appeal and an extraordinary appeal on the grounds of procedural infringements.

•
On February 6, 2008, Banco Santander, S.A. filed a request for arbitration with the Secretary of the Spanish Arbitration Court against the business entity Gaesco Bolsa, Sociedad de Valores, S.A., claiming €66,418,077.27 that the latter owes Banco Santander, S.A. as a result of the early termination of the financial transaction framework agreement entered into by the aforementioned company and Banco Santander, S.A. and of the financial transactions performed under the agreement. In the same proceedings Gaesco filed a counterclaim against the Bank. On May 12, 2009, an arbitral award was issued upholding all the claims of Banco Santander, S.A. and dismissing the counterclaim filed by Gaesco Bolsa, Sociedad de Valores, S.A. Gaesco filed for the annulment of the arbitral award at Madrid Provincial Appellate Court.

Additionally, Mobilaria Monesa, S.L. (parent of the former Gaesco) filed a claim against Banco Santander, S.A. at Santander Court of First Instance no. 5, reproducing the claims discussed and already resolved in arbitration circumstance which was brought to the Court’s attention in the notice of opposition thereto filed by the Bank.

The above proceeding was stayed by Santander Provincial Appellate Court (order dated December 20, 2010) due to the Court issuing the preliminary civil ruling on the grounds claimed by the Bank— until the request for annulment of the arbitral award of May 12, 2009 is resolved.

The Group considers that the risk of loss arising as a result of these matters is remote and, accordingly, it has not recognized any provisions in connection with these proceedings.
•
Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: a claim was filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity’s Bylaws in the event that the entity obtained a profit and that the distribution of this profit, in the form of this bonus, were approved by the board of directors. The bonus was not paid in 1994 and 1995 since the bank did not make a profit and partial payments were made from 1996 to 2000 in variable percentages as agreed by the board of directors, and the relevant clause was eliminated from the Bylaws in 2001. In September 2005 the Regional Labor Court ordered Banco Santander Banespa, Cia. de Arrendamiento Mercantil (currently Banco Santander (Brasil), S.A.) to pay the half-yearly bonus and the Bank subsequently lodged an appeal at the High Labor Court. Decisions were handed down in June 2008 and in March 2011 ordering the Bank to pay the half-yearly bonus from 1996 onwards for a maximum amount equivalent to the share in the profits. A related appeal against these decisions was filed at the Federal Supreme Court, and is currently pending.

•
Padrão Comércio de Incorporacão de Imóveis Ltda.: A claim for BRL 87 million against Banco Santander (Brasil), S.A. for purported wrongful charges made by Banco do Estado de São Paulo, S.A. (“Banespa”) since the account was opened in 1994 until 1996. In 2006 the Pernambuco Court of Justice handed down a decision at first instance against Banespa for not having submitted all the relevant documentation. Banespa then filed an appeal, dismissed in 2009, in which a new expert’s report was requested and additional documentation was provided which evidenced that at least a portion of the funds under dispute had been used by the plaintiff. Taking into account the outcome of the aforementioned appeal, the inability to submit the aforementioned additional documentation due to procedural reasons and the scant possibilities, in the opinion of the legal advisers of Banco Santander (Brasil), S.A., owing to all the above factors, of obtaining a favorable decision by filing a special appeal with the Federal Court, it was decided to start a negotiation process with Padrão which led to an agreement, reached in June 2010, whereby Banco Santander (Brasil), S.A. paid BRL 54.5 million. In exchange Padrão withdrew the aforementioned claim against Banco Santander Brasil. The agreement was certified by the court.

•
“Planos economicos”: Like the rest of the banking system, Santander Brasil has been the subject of claims from customers, mostly depositors, and of class actions brought by consumer protection associations and the public prosecutor’s office, among others, in connection with the possible effects of certain legislative changes relating to differences in the monetary adjustments to interest on bank deposits and other inflation-linked contracts (planos económicos). The plaintiffs considered that their vested rights in relation to the inflationary adjustments had been impaired due to the immediate application of these adjustments. In April 2010, the High Court of Justice set the statute of limitations period for these class actions at five years, as requested by the banks, rather than twenty years, as sought by the plaintiffs, which will significantly reduce the number of actions of this kind brought and the amounts claimed in this connection. As regards the substance of the matter, the decisions issued to date have been adverse for the banks, although two proceedings have been brought at the High Court of Justice and the Supreme Federal Court as a result of which the matter is expected to be definitively settled. In August 2010, the High Court of Justice handed down a decision finding for the plaintiffs in terms of substance, but excluding one of the planos from the claim, thereby reducing the claimed amount and confirming the five-year statute of limitations period for these class actions. Shortly thereafter, the Supreme Federal Court issued an injunctive relief order whereby all the proceedings in progress were stayed until this court issues a final decision on the matter. Consequently, enforcement of the aforementioned decision handed down by the High Court of Justice was also stayed.

•
Proceeding under Civil Procedure Law (case no. 1043/2009) conducted at Madrid Court of First Instance no. 26, following a claim brought by Banco Occidental de Descuento, Banco Universal, C.A. against the Bank for USD 150,000,000 in principal plus USD 4,656,164 in interest for alleged termination of an escrow contract. On October 7, 2010, the Bank was served notice of a decision dated October 1, 2010 which upheld the claim filed by Banco Occidental de Descuento, Banco Universal, C.A. without a ruling being issued in relation to court costs. The Bank filed an appeal against the aforementioned first-instance decision. Banco Occidental de Descuento, Banco Universal, C.A. filed another appeal against the ruling that declared that the Bank should not bear the court costs .The plaintiff requested provisional enforcement of the decision, against which the Bank has submitted notice of opposition.

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

The solution involved replacing the Lehman issuer risk with the issuer risk of Santander Group subsidiaries. The exchange period ended on December 23, 2008. As a result of the exchange, at 2008 year-end a loss was recognized under “Gains/Losses on financial assets and liabilities” in the consolidated income statement for the difference of €46 million (€33 million after tax) between the fair value of the bonds received and the bonds delivered in the exchange.

In February 2009 the Group offered a similar solution to other customers affected by the Lehman bankruptcy. The cost of this transaction, before tax, was €143 million (€100 million after tax), which were recognized under Gains/Losses on financial assets and liabilities in the consolidated income statement for 2008.

At the date hereof, certain claims had been filed in relation to this matter. The Bank’s directors and its legal advisers consider that the various Lehman products were sold in accordance with the applicable legal regulations in force at the time of each sale or subscription and that the fact that the Group acted as intermediary would not give rise to any liability in relation to the insolvency of Lehman. Accordingly, the risk of loss is considered to be remote and, therefore, it has not been necessary to recognize any liability in this connection.

•
The investigation, on the grounds of alleged fraud, of Bernard L. Madoff Investment Securities LLC (“Madoff Securities”) by the US Securities and Exchange Commission (“SEC”) took place in December 2008. The exposure of customers of the Group through the subfund Optimal Strategic US Equity (“Optimal Strategic”) was €2,330 million, of which €2,010 million related to institutional investors and international private banking customers and the remaining €320 million were in the investment portfolios of the Group’s private banking customers in Spain, who were qualifying investors.

On January 27, 2009, the Group announced its decision to offer a solution to those of its private banking customers who had invested in Optimal Strategic and had been affected by the alleged fraud. This solution, which was applied to the principal amount invested, net of redemptions, totaled €1,380 million. It consisted of a replacement of assets whereby the private banking customers could exchange their investments in Optimal Strategic US for preference shares to be issued by the Group for the aforementioned amount, with an annual coupon of 2% and a call option that could be exercised by the issuer in year ten. At December 31, 2008, the Group determined that these events had to be considered to be adjusting events after the reporting period, as defined in IAS 10.3, because they provided evidence of conditions that existed at the end of the reporting period and, therefore, taking into account IAS 37.14, it recognized the pre-tax cost of this transaction for the Group (€500 million —€350 million after tax—) under “Gains/Losses on financial assets and liabilities” in the consolidated income statement for 2008.

The Group has at all times exercised due diligence in the management of its customers’ investments in the Optimal Strategic fund. These products have always been sold in a transparent way pursuant to applicable legislation and established procedures and, accordingly, the decision to offer a solution was taken in view of the exceptional circumstances attaching to this case and based on solely commercial reasons due to the interest the Group has in maintaining its business relationship with these customers.

At the time of the transactions, Madoff Securities was a broker-dealer authorized, registered and supervised by the SEC and was also authorized as an investment advisor by the US Financial Industry Regulatory Authority (FINRA). As the SEC has stated, Madoff Securities had been regularly inspected by the aforementioned supervisory body in recent years, and at no time was its reputation and solvency questioned by the market or by the US supervisory authorities.

At the date hereof, certain claims had been filed in relation to this matter. The Group is currently assessing the appropriate legal action to be taken. As discussed above, the Group considers that it has at all times exercised due diligence and that these products have always been sold in a transparent way pursuant to applicable legislation and established procedures. Therefore, except for the three cases in which the decisions handed down at first instance upheld the claim on grounds that are very particular to each specific case (which have been appealed against by the Bank), no provisions were recognized for the other claims since the risk of loss is considered remote.

On March 18, 2009, the Group issued the preference shares earmarked for the replacement of assets offered to the private banking customers affected by the fraud perpetrated by Madoff Securities and those affected by the Lehman bankruptcy who were not able to participate in the exchange made on December 23, 2008 (referred to above). The preference shares have been listed on the London Stock Exchange since March 23, 2009. The level of acceptance of the exchange proposal was close to 97%.

On May 26, 2009, two funds managed by Optimal Investment Services, S.A., an indirect subsidiary of Banco Santander, S.A., announced that they had entered into an agreement with Irving H. Picard, the court-appointed trustee for the liquidation of Madoff Securities. Under the agreement, the trustee allowed the funds’ claims in the liquidation proceeding and reduced his clawback demands on the funds by the amounts withdrawn by the latter from Madoff Securities, in the 90 days prior to bankruptcy, which US legislation allows him to claim, in exchange for the partial payment of those demands by the funds. The funds are Optimal Strategic U.S. Equity Limited and Optimal Arbitrage Limited. These are the only Optimal funds that had accounts at Madoff Securities.

Pursuant to the agreement, the funds’ claims against Madoff Securities’ estate were allowed in their full amounts, calculated on a cash-in, cash-out basis, of USD 1,540,141,277.60 and USD 9,807,768.40, respectively, and the funds were entitled to Securities Investor Protection Corporation advances of USD 500,000 each. The funds paid 85% of the clawback claims asserted by the trustee. The payments totaled USD 129,057,094.60 for Strategic U.S. Equity and USD 106,323,953.40 for Arbitrage.

The funds agreed not to file any other claims against Madoff Securities’ estate (in liquidation). The agreement also contains an “equal treatment” provision, so that if the trustee settled similar clawback claims for less than 85%, the funds would receive a rebate of a portion of their payments to make the percentages applied to the funds equal to those applied to other investors in comparable situations.

The agreement followed the trustee’s investigation of Optimal’s conduct in dealing with Madoff Securities, including a review of Optimal’s documents relating to its due diligence, in which the trustee concluded that its conduct did not provide grounds to assert any claim against the Optimal companies or any other entity of Santander Group (other than the clawback claims described above, which did not arise from any inappropriate conduct by the funds).

The agreement contains releases of all clawback and other claims the trustee may have against the funds for any matters arising out of the funds’ investments with Madoff Securities. The trustee’s release applies to all potential claims against other Optimal companies, Santander Group companies and their investors, directors, agents and employees who agree to release the trustee and the Madoff Securities estate (in liquidation), to the extent the claims arise out of the funds’ dealings with Madoff Securities. It also releases the funds from potential clawback liability for any other withdrawals made by them from Madoff Securities.

The agreement between the trustee and the aforementioned Optimal funds was approved by the United States Bankruptcy Court in New York on June 16, 2009.

Madoff Securities is currently in liquidation in accordance with the Securities Investor Protection Act of 1970 at the United States Bankruptcy Court in New York. Bernard L. Madoff, the chief executive of Madoff Securities, pleaded guilty to perpetrating what was probably the largest pyramid fraud in history and was sentenced to 150 years’ imprisonment.

* * * * *

At 2010, 2009 and 2008 year-end the Group had recognized provisions that reasonably cover any liabilities that might arise from these tax-related and non-tax-related proceedings.
The total amount of payments made by the Group arising from litigation in 2010, 2009 and 2008 is not material with respect to these consolidated financial statements.
26.	Other liabilities
The detail of Other liabilities is as follows:

	Thousands of euros
	2010	2009	2008

Transactions in transit	320,545	325,987	401,977
Accrued expenses and deferred income	4,891,489	5,438,831	4,593,557
Other	2,387,815	1,859,341	2,565,461

	7,599,849	7,624,159	7,560,995

27.	Tax matters
a)	Consolidated Tax Group

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
b)	Years open for review by the tax authorities
At December 31, 2010, the Consolidated Tax Group had the years from 2005 to 2010 open for review in relation to the main taxes applicable to it.
The other entities have the corresponding years open for review, pursuant to their respective tax regulations.

The tax audit of 2001 and 2002 for the main taxes applicable to the Consolidated Tax Group was completed in March 2007 and that of 2003 and 2004 was completed in April 2010. Most of the tax assessments issued were signed on a contested basis.

In 2010 there were no significant developments in connection with the tax disputes at the different instances which were pending resolution at December 31, 2009 or which commenced in 2010.

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
The reconciliation of the income tax expense calculated at the standard tax rate to the income tax expense recognized and the detail of the effective tax rate are as follows:

	Millions of euros
	2010	2009	2008

Consolidated profit before tax:
From continuing operations	12,052	10,588	10,849
From discontinued operations	(25)	46	372

	12,027	10,634	11,221

Income tax at 30%	3,608	3,190	3,366
Decreases due to permanent differences	(544)	(1,460)	(1,419)
Of which:
Due to effect of different tax rates	(328)	(1,180)	(1,039)

Income tax of Group companies, per local books	3,064	1,730	1,947

Net increases (decreases) due to other permanent differences	(178)	(556)	(346)
Other, net	39	48	287

Current income tax	2,925	1,222	1,888

Effective tax rate	24.32%	11.49%	16.83%

Of which:
Continuing operations	2,923	1,207	1,836
Discontinued operations	2	15	52
Of which:
Current tax	2,610	2,082	2,689
Deferred taxes	315	(860)	(801)
Taxes paid in the year	2,078	1,527	1,445
d)	Tax recognized in equity
In addition to the income tax recognized in the consolidated income statement, the Group recognized the following amounts in consolidated equity:

	Millions of euros
	2010	2009	2008

Net tax credited (charged) to equity:
Measurement of non-current assets held for sale	—	—	(16)
Measurement of available-for-sale fixed-income securities	387	(373)	30
Measurement of available-for-sale equity securities	134	35	247
Measurement of cash flow hedges	70	106	163

Total	591	(232)	424

e)	Deferred taxes
Tax assets in the consolidated balance sheets includes debit balances with the Spanish Public Treasury relating to deferred tax assets. Tax liabilities includes the liability for the Group’s various deferred tax liabilities.

The detail of Tax assets — Deferred and Tax liabilities — Deferred is as follows:

	Millions of euros
	2010	2009	2008

Tax assets:	17,089	15,827	14,644
Of which:
Banco Santander (Brasil) S.A.	3,572	3,410	1,775
Banco ABN AMRO Real S.A. (*)	—	—	2,191
Santander Holdings USA	1,933	1,925	—
Santander UK Group	656	909	1,303
Pre-retirements	887	989	1,242
Other pensions	806	910	1,084
Prepaid taxes- Investments	—	—	965
Valuation adjustments	1,265	602	787

Tax liabilities:	4,312	3,667	3,464
Of which:
Banco Santander (Brasil) S.A.	626	553	472
Banco ABN AMRO Real S.A. (*)	—	—	376
Santander Holdings USA	128	107	—
Santander UK Group	409	405	418
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander	275	65	113
Santander Consumer Bank AG	85	92	89
Valuation adjustments	678	744	341

(*)	Merged into Banco Santander (Brasil), S.A. in 2009.
The detail of the deferred tax assets and liabilities at December 31, 2010, on the basis of their expected recovery/payment, is as follows:

Millions
of euros

Deferred tax assets	17,089
That do not depend on the Group’s ability to generate future profit	11,542
That depend on the Group’s ability to generate future profit	5,547
Deferred tax liabilities	(4,312)

Net	1,235

The changes in Tax Assets — Deferred and Tax Liabilities — Deferred in the last three years were as follows:

	Millions of euros
			Foreign
			currency	(Charge)/
			balance	Credit to asset
	Balances at	(Charge)/	translation	and liability		Acquisitions	Balances at
	December 31,	Credit to	differences and	revaluation	Prepaid	for the year	December 31,
	2009	income	other items	reserve	taxes	(net)	2010

Deferred tax assets	15,827	72	882	233	—	75	17,089
Deferred tax liabilities	(3,667)	(387)	(381)	122	—	1	(4,312)

Total	12,160	(315)	501	355	—	76	12,777

	Millions of euros
			Foreign
			currency
			balance	(Charge)/
			translation	Credit to asset
	Balances at	(Charge)/	differences	and liability		Acquisitions	Balances at
	December 31,	Credit to	and other	revaluation	Prepaid	for the year	December 31,
	2008	income	items	reserve	taxes	(net)	2009

Deferred tax assets	14,644	895	(1,736)	(165)	—	2,189	15,827
Deferred tax liabilities	(3,464)	(35)	246	(307)	—	(107)	(3,667)

Total	11,180	860	(1,490)	(472)	—	2,082	12,160

	Millions of euros
			Foreign
			currency	(Charge)/
			balance	Credit to asset
	Balances at	(Charge)/	translation	and liability		Acquisitions	Balances at
	December 31,	Credit to	differences and	revaluation	Prepaid	for the year	December 31,
	2007	income	other items	reserve	taxes	(net)	2008

Deferred tax assets	10,853	837	(374)	696	—	2,632	14,644
Deferred tax liabilities	(3,744)	(36)	461	107	—	(252)	(3,464)

Total	7,109	801	87	803	—	2,380	11,180

f)	Other disclosures
In conformity with the Listing Rules Instrument 2005 published by the UK Financial Services Authority, it is hereby stated that shareholders of the Bank resident in the United Kingdom will be entitled to a tax credit in respect of the withholdings the Bank is required to make from the dividends to be paid to them. The shareholders of the Bank resident in the United Kingdom who hold their ownership interest in the Bank through Santander Nominee Service will be informed directly of the amount thus withheld and of any other data they may require to complete their tax returns in the United Kingdom. The other shareholders of the Bank resident in the United Kingdom should contact their bank or securities broker.
28.	Non-controlling interests
Non-controlling interests include the net amount of the equity of subsidiaries attributable to equity instruments that do not belong, directly or indirectly, to the Bank, including the portion attributed to them of profit for the year.

a)	Breakdown
The detail, by Group company, of Equity — Non-controlling interests is as follows:

	Thousands of euros
	2010	2009	2008

Banesto Group	503,901	555,368	495,021
Grupo Financiero Santander, S.A.B. de C.V.	6,355	787,351	707,603
Banco Santander Chile	511,854	383,191	245,229
Brazil Group	3,556,777	2,571,235	122,067
Santander BanCorp	—	35,340	34,751
Other companies	396,380	402,051	353,935

	4,975,267	4,734,536	1,958,606

Profit for the year attributable to non-controlling interests	920,852	469,522	456,000
Of which:
Banesto Group	56,929	26,773	75,294
Grupo Financiero Santander, S.A.B. de C.V.	129,718	160,478	182,927
Banco Santander Chile	175,250	134,913	129,758
Santander Brasil	539,064	114,151	22,042
Santander BanCorp	2,224	3,178	2,434
Other companies	17,667	30,029	43,545

	5,896,119	5,204,058	2,414,606

b)	Changes
The changes in Non-controlling interests are summarized as follows:

	Millions of euros
	2010	2009	2008

Balance at beginning of year	5,204	2,415	2,358
Change in consolidation method	—	—	105
Business combinations	101	(12)	13
Change in proportion of ownership interest	(537)	(2)	(41)
Valuation adjustments	29	75	(26)
Dividends paid to non-controlling interests	(400)	(233)	(241)
Changes in share capital (*)	3	2,187	74
Exchange differences and other items	575	305	(283)
Profit for the year attributable to non-controlling interests	921	469	456

Balance at end of year	5,896	5,204	2,415

(*)
In 2009 including mainly the non-controlling interests arising from the initial public offering of Santander Brasil launched by the Group amounting to EUR 2,360 million at the closing exchange rate (see Note 3). This change is also shown as a capital increase in the consolidated statement of changes in total equity for 2009.

As described in Note 3, in 2010 the Bank acquired non-controlling interests previously held by third parties in Banco Santander México and Santander BanCorp, which led to a total reduction of EUR 1,223 million in the balance of Non-controlling interests.
Also, in the third quarter of 2010 the Group sold 2.616% of Banco Santander Brasil’s share capital. The selling price amounted to EUR 867 million, giving rise to increases of EUR 162 million and EUR 790 million in Reserves and Non-controlling interests, respectively, and a reduction of EUR 85 million in Valuation adjustments — Exchange differences.
The foregoing changes are shown in the consolidated statement of changes in equity.
29.	Valuation adjustments
The balances of Valuation adjustments include the amounts, net of the related tax effect, of the adjustments to assets and liabilities recognized temporarily in equity through the consolidated statement of recognized income and expense until they are extinguished or realized, when they are recognized definitively as shareholders’ equity through the consolidated income statement. The amounts arising from subsidiaries and jointly controlled entities are presented, on a line by line basis, in the appropriate items according to their nature.

It should be noted that the consolidated statement of recognized income and expense includes the changes to Valuation adjustments as follows:
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
The amounts of these items are recognized gross, including the amount of the valuation adjustments relating to non-controlling interests, and the corresponding tax effect is presented under a separate item, except in the case of entities accounted for using the equity method, the amounts for which are presented net of the tax effect.
a)	Available-for-sale financial assets
Valuation adjustments — Available-for-sale financial assets includes the net amount of unrealized changes in the fair value of assets classified as available-for-sale financial assets (see Notes 7 and 8).
The breakdown, by type of instrument and geographical origin of the issuer, of Valuation adjustments — Available-for-sale financial assets at December 31, 2010 and 2009 is as follows:

	Millions of euros
	December 31, 2010				December 31, 2009
			Net				Net
			revaluation				revaluation
	Revaluation	Revaluation	gains/	Fair	Revaluation	Revaluation	gains/	Fair
	gains	losses	(losses)	value	gains	losses	(losses)	value

Debt instruments
Government debt securities and debt instruments issued by central banks
Spain	272	(1,797)	(1,525)	27,050	250	(10)	240	28,208
Rest of Europe	19	(229)	(210)	3,871	17	(4)	13	3,996
Latin America and rest of the world	503	(211)	292	27,785	172	(135)	37	26,409
Private-sector debt securities	461	(347)	114	20,983	390	(165)	225	20,677

	1,255	(2,584)	(1,329)	79,689	829	(314)	515	79,289

Equity instruments
Domestic
Spain	82	(326)	(244)	1,878	86	(282)	(197)	2,478
International
Rest of Europe	47	(266)	(219)	1,325	—	(192)	(192)	1,734
United States	71	(32)	39	1,550	83	(5)	79	1,168
Latin America and rest of the world	543	(39)	504	1,793	655	(215)	440	1,952

	743	(663)	80	6,546	824	(694)	130	7,331

Of which:
Listed	569	(552)	17	4,089	667	(668)	(1)	5,877
Unlisted	174	(111)	63	2,457	157	(26)	131	1,455

	1,998	(3,247)	(1,249)	86,235	1,653	(1,008)	645	86,620

At the end of each year, we make an assessment of whether there is any objective evidence that any of our available for sale securities (debt and equity securities) is impaired. The analysis includes, but is not limited to, the changes in the fair value of each asset, information about the issuer’s solvency and business, the near-term prospects of the issuer, the existence of any default or material adverse change in the issuer, the trend in both net income and the dividend pay-out policy of the issuer, information about significant changes with an adverse effect that have taken place in the environment in which the issuer operates, changes in general economic conditions, whether a security’s fair value is a consequence of factors intrinsic to such investment or, rather are consequence of uncertainties about the country’s or the overall economy, independent analyst reports and forecasts and other independent market data. We also analyze on a security-by-security basis the effect on the recoverable amount of each equity security of the significance and length of the decline in the fair value below cost. Unless extenuating circumstances exist, we consider reaching a 40% decline after 18 months below cost as indicators of objective evidence of impairment of equity securities, nevertheless impairment is recorded as soon as we consider that recoverable amount could be affected although this percentage and length of decline have not been reached.
If after completing the abovementioned analysis we consider that the presence of one or several of these factors could impact the recoverable amount, an impairment loss is recognized in the profit and loss account. Additionally, in all circumstances, if we do not have the intent and ability to retain our investment in a debt or equity instrument for a period of time sufficient to allow for the anticipated recovery of its costs, the instrument is written down to fair value.
Debt instruments
The total “unrealized losses” on debt instruments incurred for more than 12-months as of December 31, 2010 was €579 million (€80 million in 2009).
In 2010 there was a decline in value in the available-for-sale financial asset portfolio, concentrated mainly in Spanish and Portuguese Government debt securities. This decline in value was mainly due to the increase in risk spreads and market volatility due to tensions in the debt markets that were aggravated by the interventions in Ireland and Greece (in which the Group has marginal exposures).
At 2010, 2009 and 2008 year-end, we analyzed the unrealized revaluation losses. We concluded that they were temporary and, therefore, there was no evidence of impairment since the interest payment schedules for all the securities had been complied with and there was no evidence that the issuers would not continue to meet their payment obligations or that the future payments (both principal and interest) would not be sufficient to recover the cost.
At April 30, 2011, these unrealized losses were 25% lower (31% lower for the Spanish debt) mainly due to recovery of the value of the corresponding assets. As of the date of our report there has been no delay in the service of the Spanish debt and the Spanish sovereign rating remains at AA.
At December 31, 2010, our consolidated financial statements included the impairment recorded amounting €14 million (€43 million in 2009 and €35 million in 2008) as a consequence of the above assessments.

Equity instruments
Total “unrealized losses” on equity securities incurred for more than 12-months as of December 31, 2010 was €492 million (€507 million in 2009).
During 2010, 2009 and 2008 we completed the analysis described above and we recognized impairments amounting to €319 million, €494 million and €2,404 million, of which €2,042 million corresponded to the impairment of the ownership interests held in the Royal Bank of Scotland and Fortis in 2008, see Note 8.b, respectively. Impairments recorded in 2010 included one corresponding to a specific equity security, whose gross unrealized losses for more than 12-months at the moment of the impairment amounted to €237 million, after having considered the significant and prolonged decline in its fair value; unrealized losses of the remaining equity securities which at December 31, 2010 had reached a 40% decline after 18 months below cost were not material to the Group’s consolidated financial statements considered as a whole. No additional significant impairments were recorded in 2010 for the remainder of the equity securities that showed unrealized losses as of December 31, 2010 because, after carrying out the abovementioned analysis, we concluded that their carrying value was still recoverable.
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
The net changes in these two headings in the consolidated statement of recognized income and expense include the valuation gain or loss relating to the exchange difference arising from the goodwill held by the Group in foreign currency. At December 31, 2008, the balance recognized in the consolidated statement of recognized income and expense in this connection represented a loss of approximately EUR 3,500 million. This change was offset by a negative change in the balance of goodwill at the corresponding date and, accordingly, it did not affect the Group’s equity (see Note 17).
The changes in 2009 and 2010 reflect the positive effect of the appreciation of foreign currencies, mainly the pound sterling and the Brazilian real in 2009, and the Brazilian real and the other Latin American currencies in 2010. Of the change in the balance in the two years, gains of approximately EUR 2,390 million in 2009 and EUR 1,640 million in 2010 related to the measurement of goodwill.

The detail, by country, of Valuation adjustments — Hedges of net investments in foreign operations and Valuation adjustments — Exchange differences is as follows:

	Thousands of euros
	2010	2009	2008

Net balance at end of year	(894,417)	(3,555,140)	(7,957,582)
Of which:
Arising on consolidation:
Subsidiaries:	(891,113)	(3,558,042)	(7,949,868)
Brazil Group	2,750,118	1,124,699	(2,819,871)
Chile Group	300,912	(89,222)	(475,525)
Mexico Group	(452,209)	(1,010,852)	(977,254)
Grupo Santander UK	(3,195,996)	(2,964,878)	(3,280,445)
Other	(293,938)	(617,789)	(396,773)
Associates	(3,304)	2,902	(7,714)
d)	Entities accounted for using the equity method
Valuation adjustments — Entities accounted for using the equity method includes the amounts of valuation adjustments recognized in equity arising from associates.
The net changes in Valuation adjustments — Entities accounted for using the equity method were as follows:

	Thousands of euros
	2010	2009	2008

Balance at beginning of year	—	(148,402)	(1,840)
Revaluation gains (losses)	(171)	—	(149,073)
Amounts transferred to income	—	—	43,728
Transfers	—	148,402	(41,217)

Balance at end of year	(171)	—	(148,402)

Of which:
Santander Holdings USA (formerly Sovereign)	—	—	(148,402)
30.	Shareholders’ equity
Shareholders’ equity includes the amounts of equity contributions from shareholders, accumulated profit or loss recognized through the consolidated income statement, and components of compound financial instruments having the substance of permanent equity. Amounts arising from subsidiaries and jointly controlled entities are presented in the appropriate items based on their nature.
The changes in Shareholders’ equity are presented in the consolidated statement of changes in total equity. Significant information on certain items of Shareholders’ equity and the changes therein in 2010 is set forth below.
31.	Issued capital
a)	Changes
At December 31, 2008, the share capital consisted of 7,994,059,403 shares with a total par value of EUR 3,997,029,701.50.
On January 28, 2009 the shareholders at the general meeting of Sovereign approved its acquisition by the Bank and on January 30, 2009 the Bank increased capital through the issue of 161,546,320 ordinary shares for an effective amount (par value plus premium) of EUR 1,302,063,339.

Additionally, after completion on October 5, 2009 of the period for the voluntary conversion of “Valores Santander” into shares, and in accordance with the terms established in the related prospectus, on October 13, 2009, 257,647 new shares were issued to cater for this exchange.
On November 2, 2009, the bonus issue through which the “Santander Dividendo Elección” programme (see Note 4) is instrumented took place, whereby 72,962,765 shares (0.89% of the share capital) relating to bonus share rights were issued in the proportion of one new share for 91 existing shares, for an amount of EUR 36,481,382.5.
On October 7, 2010, after completion on October 4, 2010 of the period for the voluntary conversion of “Valores Santander” into shares, and in accordance with the terms established in the related prospectus, 11,582,632 new shares were issued to cater for the conversion of 33,544 debt securities.
Lastly, on November 2, 2010 the bonus issue through which the “Santander Dividendo Elección” programme is instrumented took place, whereby 88,713,331 shares (1.08% of the share capital) were issued, corresponding to a capital increase of EUR 44,356,665.50.
Following these transactions, at December 31, 2010 the Bank’s share capital consisted of 8,329,122,098 shares with a par value of EUR 4,164,561,049.
The Bank’s shares are listed on the Spanish Stock Market Interconnection System and on the New York, London, Milan, Lisbon, Buenos Aires and Mexico Stock Exchanges, and all of them have the same features and rights. At December 31, 2010, the only shareholders listed in the Bank’s shareholders register with ownership interests of more than 3% were Chase Nominees Ltd. (with a 10.24% holding), State Street Bank & Trust (with a 9.52% holding), EC Nominees Ltd. (with a 6.45% holding), Bank of New York Mellon (with a 5.05% holding), Guaranty Nominees Limited (with a 3.73% holding) and Société Générale (with a 3.28% holding). These ownership interests are held on behalf of customers, and the Bank is not aware of any of these shareholders individually holding a stake of 3% or more.
b)	Other considerations
The additional share capital authorized by the shareholders at the annual general meeting of June 19, 2009 was EUR 2,038,901,430.50. The Bank’s directors have until June 19, 2012 to carry out capital increases up to this limit. The resolution empowers the board to fully or partially disapply the pre-emption right in accordance with the terms of Article 308 of the Spanish Limited Liability Companies Law (Ley de Sociedades de Capital). At December 31, 2010, this power had not been exercised.
The shareholders at the annual general meeting of June 11, 2010 resolved to increase the Bank’s capital by a par value of EUR 500 million and granted the board the broadest powers to set the date and establish the terms and conditions of this capital increase within one year from the date of the aforementioned annual general meeting. If the board does not exercise the powers delegated to it within the period established by the annual general meeting, these powers will be rendered null and void.
In addition, the aforementioned annual general meeting authorized the board to issue fixed-income securities, convertible into or exchangeable for shares of the Bank, for up to a total of EUR 7,000 million or the equivalent amount in another currency. The Bank’s directors have until June 11, 2015 to execute this resolution.
At December 31, 2010, the shares of the following companies were listed on official stock markets: Banco Santander Río S.A.; Banco Santander Colombia, S.A.; Grupo Financiero Santander, S.A.B. de C.V.; Banco Santander — Chile; Cartera Mobiliaria, S.A., SICAV; Santander Chile Holding S.A.; Banco Santander (Brasil) S.A. and Banco Español de Crédito, S.A.
At December 31, 2010, the number of Bank shares owned by third parties and managed by Group management companies (mainly portfolio, collective investment undertaking and pension fund managers) was 23,863,827, which represented 0.29% of the Bank’s share capital. In addition, the number of Bank shares owned by third parties and received as security was 53.1 million (equal to 0.64% of the Bank’s share capital).
At December 31, 2010, the capital increases in progress at Group companies and the additional capital authorized by their shareholders at the respective general meetings were not material at Group level.

32.	Share premium
Share premium includes the amount paid up by the Bank’s shareholders in capital issues in excess of the par value.
The Spanish Limited Liability Companies Law (Ley de Sociedades de Capital) expressly permits the use of the share premium account balance to increase capital at the entities at which it is recognized and does not establish any specific restrictions as to its use.
The increase in the balance of Share premium in 2010 relates to the capital increases detailed in Note 31.a. Also in 2010, an amount of EUR 10 million was transferred from the Share premium account to the Legal reserve (see Note 33.b.i).
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
b)	Breakdown
The detail of Accumulated reserves and Reserves of entities accounted for using the equity method is as follows:

	Thousands of euros
	2010	2009	2008

Accumulated reserves:
Restricted reserves-
Legal reserve	832,912	822,883	799,406
Reserve for treasury shares	736,792	531,695	871,994
Revaluation reserve Royal Decree-Law 7/1996	42,666	42,666	42,666
Reserve for retired capital	10,610	10,610	10,610
Voluntary reserves (*)	1,745,544	2,282,098	2,479,352
Consolidation reserves attributed to the Bank	6,652,259	6,752,138	5,591,045
Reserves at subsidiaries	18,233,866	14,097,534	11,363,796

	28,254,649	24,539,624	21,158,869
Reserves of entities accounted for using the equity method:
Associates	52,547	67,663	(290,463)
Of which:
Sovereign	—	—	(352,986)

	28,307,196	24,607,287	20,868,406

(*)
Include the reserves stipulated by Article 150 of the Spanish Limited Liability Companies Law (Ley de Sociedades de Capital) for an amount equal to the loans granted by Group companies to third parties for the acquisition of treasury shares.

i. Legal reserve
Under the Spanish Limited Liabilities Companies Law (Ley de Sociedades de Capital), 10% of net profit for each year must be transferred to the legal reserve until the balance of this reserve reaches 20% of the share capital. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount.

In 2010 the Bank transferred EUR 10 million from the Share premium account to the Legal reserve so that, once again, after the capital increases described in Note 31 had been carried out, the balance of the Legal reserve reached 20% of the share capital, and at December 31, 2010 the Legal reserve was at the stipulated level.
ii. Reserve for treasury shares
Pursuant to the Spanish Limited Liability Companies Law (Ley de Sociedades de Capital), a restricted reserve has been recognized for an amount equal to the carrying amount of the Bank shares owned by subsidiaries. The balance of this reserve will become unrestricted when the circumstances that made it necessary to record it cease to exist. Additionally, this reserve covers the outstanding balance of loans granted by the Group secured by Bank shares.
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

	Millions of euros
	2010	2009	2008

Banco Español de Crédito, S.A.	4,195	4,031	3,703
Grupo Santander UK	3,418	2,689	2,040
Banco Santander (Brasil), S.A. (Consolidated Group)	2,904	1,940	1,596
Banco Santander Totta, S.A. (Consolidated Group)	1,949	1,589	1,273
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander, S.A.B. de C.V.	1,931	1,623	1,630
Banco Santander — Chile	1,834	1,598	1,031
Banco de Venezuela, S.A., Banco Universal	—	—	663
Grupo Santander Consumer Finance, S.A.	797	723	559
Cartera Mobiliaria, S.A., SICAV	336	315	324
Santander Seguros y Reaseguros, Compañía Aseguradora, S.A.	331	237	149
Banco Banif, S.A.	274	210	188
Santander Investment, S.A.	217	230	207
Banco Santander International (United States)	206	241	203
Banco Santander (Suisse) SA	44	151	175
BSN — Banco Santander de Negocios Portugal, S.A.	—	94	116
Banco Santander Río, S.A.	(227)	(412)	(449)
Exchange differences, consolidation adjustments and other companies (*)	25	(1,161)	(2,044)

Total	18,234	14,098	11,364

Of which: restricted	1,563	1,271	1,466

(*)	Includes the charge relating to cumulative exchange differences in the transition to International Financial Reporting Standards.

34.	Other equity instruments and Treasury shares
a)	Other equity instruments
Other equity instruments includes the equity component of compound financial instruments, the increase in equity due to personnel remuneration, and other items not recognized in other Shareholders’ equity items.
At December 31, 2009 and 2008, Other equity instruments related mainly to “Valores Santander”, which are described below:
“Valores Santander”
In 2007, in order to partially finance the takeover bid launched on ABN AMRO, Santander Emisora 150, S.A. Sole-Shareholder Company issued securities mandatorily convertible into newly-issued ordinary shares of the Bank (“Valores Santander”) amounting to EUR 7,000 million. These securities can be voluntarily exchanged for Bank shares on October 4, 2011, and must be mandatorily exchanged on October 4, 2012.
The reference price of the Bank’s share for conversion purposes was set at EUR 16.04 per share, and the conversion ratio of the debt securities -i.e. the number of Bank shares corresponding to each “Valor Santander” for conversion purposes- is 311.76 shares for each “Valor Santander”. The nominal interest rate on these securities was 7.30% until October 4, 2008 and Euribor plus 2.75% thereafter until the securities are exchanged for shares.
Subsequent to issue, Banco Santander resolved on several occasions, in accordance with the prospectus, to change the conversion ratio of these securities. The latest revision was carried out in view of the bonus share issue performed by Banco Santander, through which the Santander Dividendo Elección programme for the payment of the third interim dividend for 2010 was put into effect, and the new reference price of the Banco Santander share for conversion purposes was set at EUR 14.13 per share. Consequently, the new conversion ratio applicable to the “Valores Santander” is 353.86 shares of Banco Santander for each “Valor Santander”, the result of dividing the face value of each “Valor Santander” (EUR 5,000) by the aforementioned reference price (EUR 14.13).
In 2010, 33,544 “Valores Santander” were voluntarily converted into Bank shares. This conversion led to a reduction of EUR 167,716 thousand in Other equity instruments and increases of EUR 5,791 thousand and EUR 161,925 thousand in Issued capital and Share premium, respectively.
The balance of Other equity instruments increased in 2010 due mainly to the issue described below:
Agreement with Qatar Holding
In October 2010 several investors from the Emirate of Qatar subscribed and paid an issue launched by Banco Santander, S.A. of bonds mandatorily exchangeable for shares of Banco Santander Brasil. The issue amounted to USD 2,819 million, of which Qatar Holding subscribed USD 2,719 million. The bonds mature on October 29, 2013, at which time they will be automatically exchanged for an amount of shares of Banco Santander Brasil equal to 5% of its current share capital. The exchange price will be BRL 23.75 per share and the bonds will pay a coupon in US dollars of 6.75% per annum.
The Group recognized EUR 366 million, relating to the present value of the interest payable, under Financial liabilities at amortized cost — Marketable debt securities and the remaining amount (EUR 1,668 million) in equity under Other equity instruments — Equity component of compound financial instruments.
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

The shareholders at the Bank’s annual general meeting on June 11, 2010 set the maximum number of Bank shares that the Bank and/or any Group subsidiary are authorized to acquire at a number equivalent to 10% of the fully paid share capital amount, at a minimum share price not lower than par value and a maximum share price of up to 3% higher than the latest quoted price with respect to which the Bank did not trade for its own account in the Spanish Stock Market Interconnection System (including the block market) on the acquisition date concerned.
The Bank’s shares owned by the consolidated companies accounted for 0.268% of issued share capital at December 31, 2010 (December 31, 2009: 0.031%; December 31, 2008: 0.81%).
The average purchase price of the Bank’s shares in 2010 was EUR 9.28 per share and the average selling price was EUR 9.25 per share.
The effect on equity, net of taxes, arising from the purchase and sale of Bank shares was a loss of EUR 18 million in 2010, a gain of EUR 321 million in 2009 and a gain of EUR 12 million in 2008, and these amounts were recognized in equity.
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
Contingent liabilities includes all transactions under which an entity guarantees the obligations of a third party and which result from financial guarantees granted by the entity or from other types of contract. The detail is as follows:

	Thousands of euros
	2010	2009	2008

Financial guarantees	18,395,112	20,974,258	15,614,342
Financial bank guarantees	17,517,828	19,725,382	14,514,126
Doubtful guarantees	603,779	489,367	196,862
Credit derivatives sold	273,225	759,224	903,067
Other financial guarantees	280	285	287
Irrevocable documentary credits	3,815,796	2,636,618	3,590,454
Other bank guarantees and indemnities provided	36,733,325	35,192,187	45,613,498
Other guarantees	29,331,463	28,025,392	38,905,912
Undertakings to provide bank guarantees	7,401,862	7,166,795	6,707,586
Other contingent liabilities	851,020	453,013	504,900
Assets earmarked for third-party obligations	107,734	3	4
Other doubtful contingent liabilities	—	6	—
Other contingent liabilities	743,286	453,004	504,896

	59,795,253	59,256,076	65,323,194

A significant portion of these guarantees will expire without any payment obligation materializing for the consolidated entities and, therefore, the aggregate balance of these commitments cannot be considered to be an actual future need for financing or liquidity to be provided by the Group to third parties.
Income from guarantee instruments is recognized under Fee and commission income in the consolidated income statements and is calculated by applying the rate established in the related contract to the nominal amount of the guarantee.
At December 31, 2010, the Group had recognized provisions of EUR 1,030,244 thousand to cover contingent liabilities (December 31, 2009: EUR 641,620 thousand; December 31, 2008: EUR 678,584 thousand) (see Note 25).

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
iii. Other contingent liabilities
Other contingent liabilities includes the amount of any contingent liability not included in other items.
b)	Contingent commitments
Contingent commitments includes those irrevocable commitments that could give rise to the recognition of financial assets.
The detail is as follows:

	Thousands of euros
	2010	2009	2008

Drawable by third parties	179,963,765	150,562,786	123,329,168
Financial asset forward purchase commitments	1,589,176	3,302,484	856,212
Regular way financial asset purchase contracts	2,702,529	3,446,834	1,626,097
Securities subscribed but not paid	25,689	29,141	42,467
Securities placement and underwriting commitments	21,478	11	50,006
Documents delivered to clearing houses	17,409,843	4,764,584	5,348,689
Other contingent commitments	1,996,913	1,424,916	472,367

	203,709,393	163,530,756	131,725,006

c)	Off-balance-sheet funds under management
The detail of off-balance-sheet funds managed by the Group is as follows:

	Millions of euros
	2010	2009	2008

Investment funds	113,510	105,216	90,305
Pension funds	10,965	11,310	11,128
Assets under management	20,314	18,364	17,289

	144,789	134,890	118,722

d)	Third-party securities held in custody
At December 31, 2010, the Group held in custody debt securities and equity instruments totaling EUR 823,102 million entrusted to it by third parties.

36.	Derivatives — Notional amounts and market values of trading and hedging derivatives
The detail of the notional and/or contractual amounts and the market values of the trading and hedging derivatives held by the Group is as follows:

	Millions of euros
	2010		2009		2008
	Notional	Market	Notional	Market	Notional	Market
	amount	value	amount	value	amount	value

Trading derivatives:
Interest rate risk-
Forward rate agreements	63,575	(19)	150,906	(1,177)	328,743	(31)
Interest rate swaps	2,097,581	481	1,693,804	918	1,742,448	2,424
Options and futures	1,057,816	(904)	1,001,660	537	848,479	(1,252)
Foreign currency risk-
Foreign currency purchases and sales	165,747	(2,226)	108,031	(525)	110,049	(1,261)
Foreign currency options	41,419	(182)	45,983	(81)	71,114	9
Currency swaps	183,109	838	112,361	2,079	82,080	5,871
Securities and commodities derivatives	241,185	(198)	160,867	(606)	156,094	889

	3,850,432	(2,210)	3,273,612	1,144	3,339,007	6,648

Hedging derivatives:
Interest rate risk-
Forward rate agreements	—	—	—	—	653	1
Interest rate swaps	211,964	1,225	218,539	1,751	164,800	2,205
Options and futures	7,314	18	21,144	(26)	27,140	33
Foreign currency risk-
Foreign currency purchases and sales	3,875	(4)	1,714	(14)	8,329	(69)
Foreign currency options	30,989	(294)	21,784	(128)	4,209	246
Currency swaps	26,913	748	14,715	1,091	12,889	1,595
Securities and commodities derivatives	985	(100)	1,007	(32)	3,593	(270)

	282,040	1,593	278,903	2,643	221,613	3,741

Total	4,132,472	(617)	3,552,515	3,787	3,560,620	10,389

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

The detail of the cumulative credit risk exposure, by financial derivative, is as follows:

	Millions of euros
	2010	2009	2008

Credit derivatives	855	1,942	3,186
Securities derivatives	2,191	2,763	4,322
Fixed-income derivatives	95	343	345
Currency derivatives	21,139	21,568	15,277
Interest rate derivatives	29,234	23,438	25,117
Commodities derivatives	252	138	138
Collateral received	(6,873)	(7,430)	(9,366)

Total	46,893	42,761	39,019

The notional amounts and fair values of the hedging derivatives, by type of hedge, is as follows:

	Millions of euros
	2010		2009		2008
	Notional	Fair	Notional	Fair	Notional	Fair
	amount	value	amount	value	amount	value

Fair value hedges	212,705	2,174	203,975	3,289	169,623	3,340
Cash flow hedges	43,090	(285)	66,194	(518)	45,162	185
Hedges of net investments in foreign operations	26,245	(296)	8,735	(128)	6,828	216

	282,040	1,593	278,904	2,643	221,613	3,741

Following is the description of the main hedges (including the results of the hedging instrument and the hedged item attributable to the hedged risk):
i. Fair value and cash flow hedges
Micro-hedges
The Group hedges the interest rate risk of the issues guaranteed by the Parent Bank. At 2010 year-end, the Group held derivative contracts to hedge the interest rate risk of issues, with an equivalent euro nominal value of EUR 53,423 million, of which EUR 43,949 million were denominated in euros, EUR 5,662 million in US dollars and EUR 3,113 million in pounds sterling. The fair value of these transactions at that date represented a gain of EUR 1,651.5 million, which was offset by the loss on the hedged items, giving rise to a net gain of EUR 10.1 million.
Interest rate risk hedges of portfolios of financial instruments
The main hedges of portfolios of financial instruments in the Group are described below:
•	Hedges for the purpose of eliminating exposure to the interest rate risk of mortgage loan portfolios.

•	Hedges for the purpose of covering the interest rate risk of issued liabilities -issues of subordinated debt and mortgage-backed bonds (cédulas hipotecarias).

•	Hedges for the purpose of covering the interest rate risk of fixed-rate consumer loans.
These hedges are recognized mainly at Santander UK, Banesto and the Santander Consumer Finance Group.
In the case of fair value hedges of interest rate risk on financial instrument portfolios, the gain or loss on the hedged items is recognized in assets or liabilities under Changes in the fair value of hedged items in portfolio hedges of interest rate risk. At December 31, 2010, there were gains of EUR 1,464 million and losses of EUR 810 million associated with assets and liabilities thus hedged, respectively (December 31, 2009: gains of EUR 1,420 million and losses of EUR 806 million, respectively; December 31, 2008: gains of EUR 2,403 million and losses of EUR 440 million, respectively).

In 2010 an expense of EUR 586 million and a revenue of EUR 585 million, attributable to the hedged risk, were recognized in profit or loss on the hedging instruments and on the hedged items, respectively (2009: a revenue of EUR 8 million and an expense of EUR 146 million, respectively). At December 31, 2010, a net loss of EUR 7 million was recognized in profit or loss as a result of the ineffectiveness of hedge accounting.
The fair value of the cash flow hedges, net of the related tax effect, is recognized with a charge or credit to Valuation adjustments — Cash flow hedges in the Group’s equity. The detail of the terms, from December 31, 2010, within which it is expected that the amounts recognized under Valuation adjustments — Cash flow hedges in consolidated equity at that date will be recognized in future consolidated income statements is as follows:

	Thousands of euros
	Less than	1 to 5	More than
2010	1 year	years	5 years	Total
Debit balances (losses)	(192,861)	(61,793)	(30,165)	(284,819)
ii. Foreign currency hedges (net investments in foreign operations)
As part of its financial strategy, the Group hedges the foreign currency risk arising from its investments in non-euro-zone countries. To this end, it arranges foreign currency derivatives in order to take a long position in euros vis-à-vis the local currency of the investment. At 2010 year-end, the Group held foreign currency options in this connection with an equivalent euro nominal value of EUR 13,375 million, of which EUR 10,030 million were denominated in Brazilian reais and EUR 3,345 million in Mexican pesos. In 2010 losses amounting to EUR 1,313 million arising from the settlement of options that were exercised in the year were taken to reserves. At 2010 year-end, the market value of the options not yet exercised represented an unrealized loss of EUR 320 million. In addition to these options, the Group arranged other derivatives hedging the exposure to Chilean pesos with an equivalent euro value of EUR 2,759 million, which gave rise to a loss of EUR 316 million in 2010. The hedge, through short currency positions taken using futures, of the underlying carrying amount in pounds sterling, for a notional amount of EUR 4,930 million, recorded a loss of EUR 109 million in 2010. The overall losses incurred by the hedging derivatives are offset from an equity position by the appreciation in euros of the value of these Group investments.
At 2009 year-end, the Group held foreign currency options in this connection with an equivalent euro nominal value of EUR 9,404 million, of which EUR 7,461 million were denominated in Brazilian reais and EUR 1,943 million in Mexican pesos. In 2009 losses amounting to EUR 292 million arising from the settlement of options that were exercised in the year were taken to reserves. At 2009 year-end, the market value of the options not yet exercised represented an unrealized loss of EUR 153 million. In addition to these options, the Group arranged other derivatives hedging the exposure to Chilean pesos with an equivalent euro value of EUR 1,478 million, which gave rise to a loss of EUR 107 million in 2009. The hedge, through short currency positions, of the underlying carrying amount in pounds sterling, for a notional amount of GBP 4,485 million, recorded a loss of EUR 339 million in 2009. The overall losses incurred by the hedging derivatives are offset from an equity position by the appreciation in euros of the value of these Group investments.
37.	Discontinued operations
No significant operations were discontinued in 2010 or 2008. Following is the most relevant information of the operations discontinued in 2009.
a)	Description of divestments (see Note 3)
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

b)	Profit or loss and net cash flows from discontinued operations
The detail of the profit or loss from discontinued operations is set forth below.
The comparative figures were restated in order to include the operations classified as discontinued.

	Millions of euros
	2010	2009	2008

Interest income/(charges)	33	248	645
Income from companies accounted for using the equity method	—	1	6
Net fee and commission income	2	48	184
Gains/losses on financial assets and liabilities	—	10	63
Exchange differences	—	(1)	(1)
Other operating income (net)	—	(8)	(52)

Total income	35	298	845
Personnel expenses	(6)	(59)	(162)
Other general administrative expenses	(9)	(61)	(170)
Depreciation and amortization	(1)	(11)	(33)
Provisions	—	(19)	(62)
Impairment losses on financial assets	(37)	(104)	(63)

Gains (losses) on disposal of assets not classified as non-current assets held for sale	(7)	2	17

Operating profit/(loss) before tax	(25)	46	372

Income tax	(2)	(15)	(53)
Profit/(loss) from discontinued operations	(27)	31	319

Additionally, following is a detail of the net cash flows attributable to the operating, investing and financing activities of discontinued operations.
The comparative figures were restated in order to include the operations classified as discontinued.

	Millions of euros
	2010	2009	2008

Cash and cash equivalents at beginning of year	—	2,623	1,807
Cash flows from operating activities	(2)	(2,043)	751
Cash flows from investing activities	2	143	(30)
Cash flows from financing activities	—	(723)	94

Cash and cash equivalents at end of year	—	—	2,623

c)	Consideration received
The detail of the assets and liabilities associated with the operations discontinued in 2009 is as follows:

Millions of euros	2009

ASSETS:	8,839
Cash and balances with central banks	2,832
Financial assets held for trading	7
Available-for-sale financial assets	544
Loans and receivables	5,125
Investments	7
Tangible assets and intangible assets	132
Tax assets	128
Other assets	63

LIABILITIES:	(8,089)
Financial liabilities at amortized cost	(7,619)
Provisions	(309)
Tax liabilities	(12)
Other liabilities	(149)

Underlying carrying amount	750

Goodwill	2
Non-controlling interests	(12)

Net amount	740

Gains/Losses on divestments	—

Consideration received	740

Of which: In cash	740

d)	Earnings per share relating to discontinued operations
The earnings per share relating to discontinued operations were as follows:

	2010	2009	2008

Basic earnings per share (euros)	(0.0031)	0.0032	0.0427
Diluted earnings per share (euros)	(0.0031)	0.0032	0.0425
38.	Interest and similar income
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
The detail of the main interest and similar income items earned in 2010, 2009 and 2008 is as follows:

	Thousands of euros
	2010	2009	2008

Balances with the Bank of Spain and other central banks	1,933,085	357,017	759,952
Loans and advances to credit institutions	1,044,967	2,520,858	3,819,453
Debt instruments	6,231,925	5,586,577	4,506,874
Loans and advances to customers	41,854,050	42,081,922	41,366,071
Insurance contracts linked to pensions (Note 25)	89,688	94,626	95,319
Other interest	1,753,039	2,532,004	4,495,877

Total	52,906,754	53,173,004	55,043,546

39.	Interest expense and similar charges
Interest expense and similar charges in the consolidated income statement includes the interest accruing in the year on all financial liabilities with an implicit or explicit return, including remuneration in kind, calculated by applying the effective interest method, irrespective of measurement at fair value; the rectifications of cost as a result of hedge accounting; and the interest cost attributable to provisions recorded for pensions.
The detail of the main items of interest expense and similar charges accrued in 2010, 2009 and 2008 is as follows:

	Thousands of euros
	2010	2009	2008

Deposits from the Bank of Spain and other central banks	303,610	296,449	422,265
Deposits from credit institutions	1,368,998	2,988,915	3,266,323
Customer deposits	13,445,551	11,810,713	15,000,393
Marketable debt securities and subordinated liabilities	7,189,382	8,590,796	13,232,690
Marketable debt securities	4,959,103	6,236,747	10,817,648
Subordinated liabilities (Note 23)	2,230,279	2,354,049	2,415,042
Provisions for pensions (Note 25)	481,273	481,771	453,852
Other interest	893,561	2,705,818	5,129,561

Total	23,682,375	26,874,462	37,505,084

40.	Income from equity instruments
Income from equity instruments includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.
The detail of Income from equity instruments is as follows:

	Thousands of euros
	2010	2009	2008

Equity instruments classified as:
Financial assets held for trading	241,950	238,209	222,795
Available-for-sale financial assets	120,118	198,265	329,962
Of which:
Royal Bank of Scotland	—	—	74,575

	362,068	436,474	552,757

41.	Income from companies accounted for using the equity method — Associates
Income from companies accounted for using the equity method — Associates comprises the amount of profit or loss attributable to the Group generated during the year by associates.

The detail of Income from companies accounted for using the equity method — Associates is as follows:

	Thousands of euros
	2010	2009	2008

Cepsa (Note 12)	—	—	130,932
Attijariwafa (Note 8)	—	—	27,560
Sovereign Bancorp (*)	—	(15,691)	(110,251)
RFS Holdings B.V. (**)	—	—	711,146
Other companies	16,921	15,171	32,367

	16,921	(520)	791,754

(*)	Fully consolidated from February 2009.

(**)
Of the 2008 result of entities accounted for using the equity method relating to RFS Holdings B.V., EUR 675 million correspond to Banco Real, an entity which was accounted for using the equity method in the first three quarters of 2008 and was fully consolidated in the last quarter of that year (see Note 3).

42.	Fee and commission income
Fee and commission income comprises the amount of all fees and commissions accruing in favor of the Group in the year, except those that form an integral part of the effective interest rate on financial instruments.
The detail of Fee and commission income is as follows:

	Thousands of euros
	2010	2009	2008

Collection and payment services:
Bills	315,410	326,974	313,312
Demand accounts	995,078	858,696	570,404
Cards	1,980,236	1,761,868	1,566,972
Cheques and other	285,996	279,882	347,879
Orders	351,033	309,582	247,502

	3,927,753	3,537,002	3,046,069

Marketing of non-banking financial products:
Investment funds	1,198,307	1,070,672	1,458,148
Pension funds	151,465	148,986	160,331
Insurance	2,160,783	1,963,847	1,864,109

	3,510,555	3,183,505	3,482,588

Securities services:
Securities underwriting and placement	301,727	254,298	102,199
Securities trading	309,879	324,672	353,603
Administration and custody	221,815	242,665	247,612
Asset management	84,341	67,490	79,100

	917,762	889,125	782,514

Other:
Foreign exchange	177,613	154,847	96,187
Financial guarantees	529,739	485,149	391,280
Commitment fees	213,607	199,563	265,807
Other fees and commissions	2,402,673	2,277,177	1,676,955

	3,323,632	3,116,736	2,430,229

	11,679,702	10,726,368	9,741,400

43.	Fee and commission expense
Fee and commission expense shows the amount of all fees and commissions paid or payable by the Group in the year, except those that form an integral part of the effective interest rate on financial instruments.
The detail of Fee and commission expense is as follows:

	Thousands of euros
	2010	2009	2008

Fees and commissions assigned to third parties	1,222,954	1,050,665	936,713
Of which: Cards	842,156	728,485	710,330
Brokerage fees on lending and deposit transactions	41,542	29,591	26,925
Other fees and commissions	681,056	565,978	511,467

	1,945,552	1,646,234	1,475,105

44.	Gains/losses on financial assets and liabilities
Gains/losses on financial assets and liabilities includes the amount of the valuation adjustments of financial instruments, except those attributable to interest accrued as a result of application of the effective interest method and to allowances, and the gains or losses obtained from the sale and purchase thereof.
a)	Breakdown
The detail, by origin, of Gains/losses on financial assets and liabilities is as follows:

	Thousands of euros
	2010	2009	2008

Other financial instruments at fair value through profit or loss (*)	70,028	197,993	607,309
Financial instruments not measured at fair value through profit or loss	791,430	1,630,858	1,722,651
Of which: Available-for-sale financial assets	1,020,035	861,901	767,131
Of which:
Debt instruments	437,794	439,633	397,213
Equity instruments	582,241	422,268	369,918
Of which: Other	(228,605)	768,957	955,520
Of which:
Due to exchange of shares (Note 1.h)	—	723,917	—
Due to repurchase of securitizations	—	97,459	—
Disposal of ABN liabilities (Note 1.h)	—	—	741,100
Hedging derivatives and other	(8,847)	(125,655)	(4,539)
Losses on assets to be delivered to Madoff/Lehman victims (Note 25)	—	—	(643,000)
Other financial assets and liabilities held for trading (*)	1,311,812	2,098,449	1,209,828

	2,164,423	3,801,645	2,892,249

(*)
Includes the net gain or loss arising from transactions involving debt securities, equity instruments and derivatives included in this portfolio, since the Group manages its risk in these instruments on a global basis.

Gains/losses due to exchange of shares and repurchase of securitizations
In July 2009, the Group offered the holders of certain securities issued by various Group companies (with a total nominal amount of approximately EUR 9,100 million) the possibility of exchanging these securities for newly-issued Group securities plus a cash premium. Holders of securities with a cumulative nominal amount of EUR 4,527 million subscribed to this exchange. Since the characteristics of the securities received and delivered in the exchange differ substantially, the Group wrote down the original financial liability and recognized a new financial liability for the securities delivered, and recognized with a credit to income an amount of EUR 724 million relating to the difference between the carrying amount of the financial liability written down and the value of the consideration delivered.

Additionally, in August 2009 the Group invited the holders of securitization bonds to submit offers for the sale of their securities. The end nominal amount of bonds repurchased by the Group amounted to EUR 609 million, and the Group recognized with a credit to income an amount of EUR 97 million relating to the difference between the carrying amount of the financial liability written down and the value of the consideration delivered in cash.
On January 11, 2010, Banco Santander, S.A. invited the holders of subordinated bonds (corresponding to 13 different series issued by various Santander Group entities, with a combined outstanding amount of approximately EUR 3,300 million) to submit offers for the sale of all or part of their securities, to be purchased in cash by Banco Santander. The level of acceptance of the invitation was approximately 60% and the total nominal amount of the securities accepted for purchase was approximately EUR 2,000 million.
Also, on February 17, 2010, Banco Santander, S.A. invited the holders of perpetual subordinated bonds issued by Santander Perpetual, S.A.U., with a combined outstanding nominal amount of approximately USD 1,500 million (of which Santander holds approximately USD 350 million) to submit offers for the sale of all or part of their securities, to be purchased in cash by Banco Santander. The nominal amount accepted was USD 1,093 million, 95% of the total targeted by the offer.
These transactions did not give rise to any significant gains or losses in 2010.
b)	Financial assets and liabilities at fair value through profit or loss
The detail of the amount of the asset balances is as follows:

	Millions of euros
	2010	2009	2008

Loans and advances to credit institutions	35,047	22,196	14,061
Loans and advances to customers	8,533	18,405	9,657
Debt instruments	62,476	57,286	49,050
Equity instruments	17,117	15,125	9,051
Derivatives	73,069	59,856	95,815

	196,242	172,868	177,634

The foregoing table shows the maximum credit risk exposure of these assets. The Group mitigates and reduces this exposure as explained below.
With respect to derivatives, the Group has entered into framework agreements with a large number of credit institutions and customers for the netting-off of asset positions and the provision of collateral for non-payment. For derivatives arranged with customers, the Group also applies a risk premium accrual policy. At December 31, 2010, the actual credit risk exposure of the derivatives was EUR 46,893 million (December 31, 2009: EUR 42,761 million; December 31, 2008: EUR 39,019 million) (see Note 36).
Loans and advances to credit institutions and Loans and advances to customers included repos amounting to EUR 35,054 million at December 31, 2010 (December 31, 2009: EUR 28,298 million). Also, mortgage-backed assets totalled EUR 5,995 million (December 31, 2009: EUR 6,828 million).
Debt instruments included EUR 37,893 million of Spanish and foreign government debt securities at December 31, 2010 (December 31, 2009: EUR 27,909 million).
At December 31, 2010 and 2009, the amount of the change in the year in the fair value of financial assets at fair value through profit or loss attributable to variations in their credit risk (spread) was not material, taking into account the Group’s management of these risks by purchasing protection through credit derivatives.

The detail of the amount of the liability balances is as follows:

	Millions of euros
	2010	2009	2008

Derivatives	(75,279)	(58,713)	(89,167)
Other liabilities	(112,513)	(99,175)	(76,093)

	(187,792)	(157,888)	(165,260)

The difference between the amount recognized as liabilities at fair value and the amount which the Group would contractually be required to pay to the holders of the related obligations at maturity, in other than derivative transactions, was EUR 373 million at December 31, 2010 (December 31, 2009: EUR 352 million; December 31, 2008: EUR 605 million).
45.	Exchange differences
Exchange differences shows basically the gains or losses on currency dealings, the differences that arise on translations of monetary items in foreign currencies to the functional currency, and those disclosed on non-monetary assets in foreign currency at the time of their disposal.
46.	Other operating income and Other operating expenses
Other operating income and Other operating expenses in the consolidated income statement include:

	Thousands of euros
	2010	2009	2008

Insurance activity income	377,869	338,860	251,589
Income from insurance and reinsurance contracts issued	7,162,076	7,112,856	8,385,788
Of which:
Insurance and reinsurance premium income	6,845,205	6,950,140	8,150,685
Reinsurance income	316,871	162,716	235,103
Expenses of insurance and reinsurance contracts	(6,784,207)	(6,773,996)	(8,134,199)
Of which:
Claims paid and other insurance-related expenses	(5,815,848)	(3,015,508)	(3,480,255)
Net provisions for insurance contract liabilities	(689,019)	(3,540,038)	(4,381,487)
Reinsurance premiums paid	(279,340)	(218,450)	(272,457)
Non-financial services	135,451	140,404	117,718
Sales and income from the provision of non-financial services	340,371	377,800	586,872
Cost of sales	(204,920)	(237,396)	(469,154)
Other operating income and expenses	(407,083)	(335,347)	(97,486)
Other operating income	693,120	437,882	463,648
Of which, fees and commissions offsetting direct costs	70,430	116,851	155,785
Other operating expenses	(1,100,203)	(773,229)	(561,134)
Of which, Deposit Guarantee Fund	(306,814)	(317,708)	(179,023)

	106,237	143,917	271,821

Most of the Bank’s insurance activity is carried on in life insurance.

47.	Personnel expenses
a)	Breakdown
The detail of Personnel expenses is as follows:

	Thousands of euros
	2010	2009	2008

Wages and salaries	6,635,673	6,060,541	4,941,871
Social security costs	1,188,132	1,054,906	815,864
Additions to provisions for defined benefit pension plans (Note 25)	145,859	175,810	184,072
Contributions to defined contribution pension funds (Note 25)	150,643	114,080	77,703
Share-based payment costs	152,820	147,805	107,644
Of which:
Payments granted to the Bank’s directors	5,055	5,724	3,560
Other personnel expenses	1,056,429	897,141	686,197

	9,329,556	8,450,283	6,813,351

b)	Headcount
The average number of employees in the Group, by professional category, was as follows:

	Average number of employees (**)
	2010	2009	2008

The Bank:
Senior management (*)	100	87	90
Other line personnel	16,289	16,292	16,364
Clerical staff	3,284	3,625	3,816
General services personnel	31	33	36

	19,704	20,037	20,306

Banesto	9,272	9,678	10,330
Rest of Spain	6,749	5,970	5,940
Santander UK (**)	18,845	20,809	15,593
Other companies (***)	118,339	113,582	82,168

	172,909	170,076	134,337

(*)	Categories of deputy assistant executive vice presidents and above, including senior management.

(**)	The Santander UK Group includes Alliance & Leicester and Bradford & Bingley.

(***)	Excluding personnel assigned to discontinued operations.
The functional breakdown, by gender, at December 31, 2010 is as follows:

	Functional breakdown by gender
	Executives		Other line personnel		Clerical staff
	Men	Women	Men	Women	Men	Women

Continental Europe	1,239	248	6,342	2,844	21,855	19,815
United Kingdom	109	21	414	197	9,235	15,244
Latin America	707	108	3,681	2,750	39,905	54,155

Total	2,055	377	10,437	5,791	70,995	89,214

The same information, expressed in percentage terms at December 31, 2010, is as follows:

	Functional breakdown by gender
	Executives		Other line personnel		Clerical staff
	Men	Women	Men	Women	Men	Women

Continental Europe	83%	17%	69%	31%	52%	48%
United Kingdom	84%	16%	68%	32%	38%	62%
Latin America	87%	13%	57%	43%	42%	58%

Total	84%	16%	64%	36%	44%	56%

The labor relations between employees and the various Group companies are governed by the related collective labor agreements or similar regulations.
c)	Share-based payments
The main share-based payments granted by the Group at December 31, 2010, 2009 and 2008 are described below.
i. The Bank
In recent years, as part of the deferred variable remuneration, the Group has set up remuneration systems tied to the performance of the stock market price of the shares of the Bank, based on the achievement of certain targets indicated below:

						Date of	Date of
		Euros				commencement	expiry of
	Number of	Exercise	Year	Employee	Number of	of exercise	exercise
	shares	price	granted	group	persons	period	period
Plans outstanding at 01/01/08	121,194,782

Options exercised (Plan I06)	(65,983,402)	9.09	—	Executives	(1,555)	15/01/08	15/01/09

Options granted (Plan I10)	46,560	—	2008	Executives	1	23/06/07	31/07/10

Options granted (Plan I11)	17,122,650	—	2008	Executives	5,771	21/06/08	31/07/11

Plans outstanding at 12/31/08	72,380,590

Shares delivered (Plan I09)	(8,978,865)	—	2007	Executives	(5,066)	23/06/07	31/07/09
Options cancelled, net (Plan I06)	(29,072,617)	9.09	—	Executives	(957)	15/01/08	15/01/09
Options cancelled, net (Plan I09)	(1,469,615)	—	2007	Executives	(410)	23/06/07	31/07/09
Options granted (Plan I12)	18,866,927	—	2009	Executives	6,510	19/06/09	31/07/12

Plans outstanding at 12/31/09	51,726,420

Shares delivered (Plan I10)	(12,947,042)	—	2007	Executives	(4,930)	23/06/07	31/07/10
Options cancelled, net (Plan I10)	(2,789,801)	—	2007	Executives	(577)	23/06/07	31/07/10
Options granted (Plan I13)	19,612,616	—	2010	Executives	6,782	11/06/10	31/07/13

Plans outstanding at 12/31/10	55,602,193

Of which:
Plan I11	17,122,650	—	2008	Executives	5,771	21/06/08	31/07/11
Plan I12	18,866,927	—	2009	Executives	6,510	19/06/09	31/07/12
Plan 113	19,612,616	—	2010	Executives	6,782	11/06/10	31/07/13
Plan I06
In 2004, as part of the variable remuneration, a long-term incentive plan (I06) was designed which, consisting of options on shares of the Bank, was tied to the achievement of two targets: appreciation of the Bank’s share price and growth in earnings per share, in both cases above a sample of comparable banks. These targets were achieved. The exercise period was from January 15, 2008 to January 15, 2009. This Plan was approved by the shareholders at the general meeting on June 18, 2005 and was cancelled at December 31, 2009.

The fair value of the equity instruments granted (EUR 57.5 million) was charged to income (see Note 47.a), with a credit to equity, in the specific period in which the beneficiaries provided their services to the Group.
The executive directors were beneficiaries under this plan; the number of Bank share options held by them is indicated in Note 5.d.
Long-term incentive policy
At the board meeting on March 26, 2007, following the report of the appointments and remuneration committee, the Bank’s directors approved a long-term incentive policy aimed at the Bank’s executive directors and certain executive personnel of the Bank and of other Santander Group companies. This policy, through which the deferred share-based variable remuneration is paid, includes Bank share-based payments, and its implementation requires, in conformity with the law and the Bank’s Bylaws, specific resolutions to be adopted by the general meeting.
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
The plans shaping the aforementioned incentive policy are as follows: (i) performance share plan; (ii) obligatory investment share plan; (iii) selective delivery share plan; (iv) minimum investment programme; and (v) deferred conditional delivery share plan. The characteristics of the plans are set forth below:
(i)	Performance share plan
The deferred share-based variable remuneration is instrumented through a multiannual incentive plan, which is payable in shares of the Bank. The beneficiaries of the plan are the executive directors and other members of senior management, together with any other Group executives determined by the board of directors or, when delegated by it, the executive committee.
This plan involves successive three-year cycles of share deliveries to the beneficiaries, so that each year one cycle will begin and, from 2009 onwards, another cycle will also end. The aim is to establish an adequate sequence between the end of the incentive programme linked to the previous Plan I06 and the successive cycles of this plan. Thus, the first two cycles commenced in July 2007, the first cycle having a duration of two years (PI09) and the second cycle having a standard three-year term (PI10). The first cycle (PI09) was terminated on July 31, 2009 and the second cycle (PI10) was cancelled on July 31, 2010. In June 2008, 2009 and 2010 the third, fourth and fifth cycles of the performance share plan (PI11, PI12 and PI13, respectively) were approved.
For each cycle a maximum number of shares is established for each beneficiary who remains in the Group’s employ for the duration of the plan. The targets, which, if met, will determine the number of shares to be delivered with respect to the cycles approved until June 2008, were defined by comparing the Group’s performance with that of a benchmark group of financial institutions and were linked to two parameters, namely Total Shareholder Return (TSR) and growth in Earnings per Share (EPS). The targets, which, if met, will determine the number of shares to be delivered under Plan PI12 and Plan PI13, are defined by comparing the Group’s performance with that of a benchmark group of financial institutions and are linked to only one parameter, namely Total Shareholder Return (TSR).
The ultimate number of shares to be delivered will be determined in each of the cycles by the degree of achievement of the targets on the third anniversary of commencement of each cycle (with the exception of the first cycle, for which the second anniversary was considered), and the shares will be delivered within a maximum period of seven months from the beginning of the year in which the cycle ends.

At the end of the cycle of Plan PI11, the TSR and the EPS growth will be calculated for Santander and each of the benchmark entities and the results will be ranked from first to last. Each of the two criteria (TSR and EPS growth) will be weighted at 50% in the calculation of the percentage of shares to be delivered, based on the following scale and in accordance with Santander’s relative position among the group of benchmark financial institutions:

Santander’s	Percentage of	Santander’s	Percentage of
place in the TSR	maximum shares	place in the EPS	maximum shares
ranking	to be delivered	growth ranking	to be delivered

1st to 6th	50%	1st to 6th	50%
7th	43%	7th	43%
8th	36%	8th	36%
9th	29%	9th	29%
10th	22%	10th	22%
11th	15%	11th	15%
12th and below	0%	12th and below	0%
In the case of Plan PI12 and Plan PI13, the TSR criterion will determine the percentage of shares to be delivered, based on the following scale and in accordance with Santander’s relative position among the group of benchmark financial institutions:

Santander’s	Percentage of
place in the TSR	maximum shares
ranking	to be delivered

1st to 5th	100.0%
6th	82.5%
7th	65.0%
8th	47.5%
9th	30.0%
10th and below	0%
Any benchmark group entity that is acquired by another company, whose shares cease trading or that ceases to exist, will be excluded from the benchmark group. In an event of this or any similar nature, the comparison with the benchmark group will be performed in such a way that, for each of the measures considered (TSR and EPS growth, as appropriate), the maximum percentage of shares will be delivered if Santander ranks within the first quartile (including the 25th percentile) of the benchmark group; no shares will be delivered if Santander ranks below the median (50th percentile); 30% of the maximum amount of shares will be delivered if Santander is placed at the median (50th percentile). The linear interpolation method will be used for calculating the corresponding percentage for positions between the median and the first quartile (25th percentile) (neither included).
The fair value of the equity instruments granted under these plans is EUR 287 million (of which EUR 109 million correspond to PI13), and this amount is being charged to Personnel expenses, with a credit to equity, over the specific period in which the beneficiaries provide their services to the Group.
Plan I10 matured in 2010. As established in the aforementioned plan, the number of shares received by each beneficiary was determined by the degree of achievement of the targets to which Plan I10 was tied and, since it fell short of the maximum number established, the unearned options were cancelled.
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

This plan, which was discontinued in 2010, is structured in three-year cycles which start each year. The beneficiaries of the plan must use 10% of their gross annual variable cash-based remuneration (or bonus) to acquire shares of the Bank in the market (the “Obligatory Investment”). As resolved by the shareholders at the relevant general shareholders’ meeting, the Obligatory Investments were made before February 29, 2008, February 28, 2009 and February 28, 2010, respectively.
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
The shareholders at the annual general meeting of June 19, 2009 introduced, for the third cycle, a requirement additional to that of remaining in the Group’s employ, which is that in the three-year period from the investment in the shares, none of the following circumstances should concur: (i) poor financial performance of the Group; (ii) breach by the beneficiary of the codes of conduct or other internal regulations, including, in particular, that relating to risks that is applicable to the executive in question; or (iii) a material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards.
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
The authorization may be used to assume share delivery obligations in the twelve months following the date it was granted. At the annual general meeting on June 11, 2010, the shareholders approved the delivery of shares of the Bank up to a maximum of 2,500,247 shares to be used selectively.
(iv) Minimum investment programme
This programme consists of the obligation of the Group’s top 31 executives (including executive directors) to hold Bank shares equal to one year’s fixed remuneration. This amount must be reached within a maximum period of five years from March 26, 2007.
(v) Deferred conditional delivery share plan
This deferred share-based variable remuneration is instrumented through a multiannual incentive plan, which is payable in shares of the Bank. The beneficiaries of the plan are the executive directors and executives and employees of Santander Group whose annual variable remuneration or bonus for 2010 generally exceeds EUR 300,000 (gross), with a view to deferring a portion of the aforementioned variable remuneration or bonus over a period of three years in which it will be paid in Santander shares.

The share-based bonus will be deferred over a period of three years and will be paid, where appropriate, in three installments starting in the first year. The amount in shares will be calculated based on the tranches of the following scale established by the board of directives on the basis of the gross variable cash-based remuneration or annual bonus for 2010:

Benchmark bonus	Percentage
(thousands of euros)	(deferred)
300 or less	0%
301 to 600 (inclusive)	20%
601 to 1,200 (inclusive)	30%
1,201 to 2,400 (inclusive)	40%
More than 2,400	50%
The condition for accrual of the share-based deferred remuneration was, in addition to that of the beneficiary remaining in the Group’s employ, and with the exceptions envisaged in the plan regulations that none of the following circumstances should occur in the period prior to each of the deliveries: (i) poor financial performance of the Group; (ii) breach by the beneficiary of the codes of conduct or other internal regulations, including, in particular, that relating to risks that is applicable to the executive in question; (iii) a material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in economic capital and the qualitative assessment of risk.
ii. Santander UK
The long-term incentive plans on shares of the Bank granted by management of Santander UK to its employees are as follows:

							Date of	Date of
		Exercise price					commencement	expiry of
	Number of	in pounds	Year	Employee	Number of		of exercise	exercise
	shares	sterling (*)	granted	group	persons		period	period
Plans outstanding at 01/01/08	8,048,312	5.34

Options granted (Sharesave)	5,196,807	7.69	2008	Employees	6,556 (**	)	01/11/08	01/11/11
Options exercised	(6,829,255)	4.91					01/11/08	01/11/13
Of which:
Executive options	(132,107)	4.11
Sharesave	(4,506,307)	3.07
MTIP	(2,190,841)	8.73
Options cancelled (net) or not exercised	(262,868)	4.87
Of which:
Sharesave	(233,859)	4.13
MTIP	(29,009)	10.88

Plans outstanding at 12/31/08	6,152,996	7.00

Options granted (Sharesave)	4,527,576	7.26	2009	Employees	7,066 (**	)	01/11/09 01/11/09	01/11/12 01/11/14
Options exercised	(678,453)
Of which:
Sharesave	(678,453)	3.85
Options cancelled (net) or not exercised	(1,277,590)
Of which:
Sharesave	(1,277,590)	7.48

Plans outstanding at 12/31/09	8,724,529	7.24

Options granted (Sharesave)	3,359,425	6.46	2010	Employees	4,752 (**	)	01/11/10 01/11/10	01/11/13 01/11/15
Options exercised	(72,516)	7.54
Of which:
Sharesave	(72,516)	7.54
Options cancelled (net) or not exercised	(3,072,758)	6.82
Of which:
Sharesave	(3,072,758)	6.82

Plans outstanding at 12/31/10	8,938,680	7.09

Of which:
Executive Options	12,015	4.54	2003-2004	Executives	2		26/03/06	24/03/13
Sharesave	8,926,665	7.09	2004-2008- 2009-2010	Employees	13,195	(**)	01/04/06	01/11/15

(*)	At December 31, 2010, 2009 and 2008, the euro/pound sterling exchange rate was EUR 1.16178/GBP 1; EUR 1.12600/GBP 1 and EUR 1.04987/GBP 1, respectively.

(**)	Number of accounts/contracts. A single employee may have more than one account/contract.
In 2005 the Group designed a Medium-Term Incentive Plan (MTIP) involving the delivery of Bank shares to Santander UK executives. Under the plan, effective allocation of the shares in 2008 was tied to the achievement of business targets by Santander UK (in terms of net profit and income). This plan was approved by the shareholders at the annual general meeting held on June 17, 2006. Subsequently, it was considered necessary to amend the conditions of the plan in order to reflect the impact of the sale of Santander UK’s life insurance business to Resolution on the income targets of Santander UK for 2007. The board of directors, after obtaining a favorable report from the appointments and remuneration committee, submitted this amendment for ratification by the shareholders at the annual general meeting held on June 23, 2007. The amendment was approved thereat. In the first half of 2008, all the shares under this plan were delivered, and the plan was cancelled on June 30, 2008.
In 2008 the Group launched a voluntary savings scheme for Santander UK employees (Sharesave Scheme) whereby employees who join the scheme will have between GBP 5 and GBP 250 deducted from their net monthly pay over a period of three or five years. When this period has ended, the employees may use the amount saved to exercise options on shares of the Bank at an exercise price calculated by reducing by up to 20% the average purchase and sale prices of the Bank shares in the first three trading days of September 2008. This scheme, which commenced in September 2009, was approved by the shareholders at the annual general meeting held on June 21, 2008 and is authorized by the UK tax authorities (HMRC). At the annual general meetings held on June 19, 2009 and June 11, 2010, the shareholders approved a plan with similar features to the plan approved in 2008.

iii. Fair value
The fair value of each option granted by the Group is calculated at the grant date. In order to value Plan I06 two valuation reports were performed by two multinational investment banks. These experts used the Black-Scholes equity option pricing model considering the following parameters: the expected life of the options, interest rates, volatility, exercise price, market price and dividends of the Bank shares and the shares of comparable banks. The Group calculated the fair value of the options granted based in part upon the two valuations.
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

•
The Group calculated the fair value of the 50% linked to the Bank’s relative TSR position (100% in the case of PI12), on the grant date, considering the report of an independent expert whose assessment was carried out using a Monte Carlo valuation model, performing 10,000 simulations to determine the TSR of each of the companies in the benchmark group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

	PI09	PI10	PI11	PI12	PI13

Expected volatility (*)	16.25%	15.67%	19.31%	42.36%	49.65%
Annual dividend yield based on last few years	3.23%	3.24%	3.47%	4.88%	6.34%
Risk-free interest rate (Treasury Bond yield (zero coupon) over the period of the plan)	4.473%	4.497%	4.835%	2.04%	3.33%

(*)	Calculated on the basis of historical volatility over the corresponding period (two or three years).
The application of the simulation model results in percentage values of 42.7% for the I09 plan, 42.3% for the I10 plan and 44.9% for the I11 plan, which are applied to 50% of the value of the options granted in order to determine the cost per books of the TSR-based portion of the incentive, and percentage values of 55.42% for the I12 plan and 62.62% for the I13 plan. Since this valuation refers to a market condition, it cannot be adjusted after the grant date.
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

The fair value of each option granted by Santander UK was estimated at the grant date using a European/American Partial Differential Equation model with the following assumptions:

	2010	2009	2008

Risk-free interest rate	1.7%-5.2%	2.5%-3.5%	2.9%-6.5%
Dividend increase, based solely on the average increase since 1989	8%	10%	10%
Volatility of underlying shares based on historical volatility over 5 years	20.3%-39.4%	29.0%-34.4%	20.2%-29.6%
Expected life of options granted under:
Employee Sharesave Plan	3, 5 and 7 years	3, 5 and 7 years	3, 5 and 7 years
Executive Options Plan	10 years	10 years	10 years
48.	Other general administrative expenses
a)	Breakdown
The detail of Other general administrative expenses is as follows:

	Thousands of euros
	2010	2009	2008

Property, fixtures and supplies	1,731,165	1,613,675	1,206,895
Other administrative expenses	1,554,733	1,435,743	1,048,392
Technology and systems	797,701	785,504	504,196
Advertising	633,511	594,432	534,876
Communications	670,307	631,806	452,900
Technical reports	428,470	359,753	298,037
Per diems and travel expenses	276,397	262,097	257,079
Taxes other than income tax	376,115	312,994	279,250
Surveillance and cash courier services	401,367	331,220	235,207
Insurance premiums	56,666	47,098	35,674

	6,926,432	6,374,322	4,852,506

b)	Other information
Technical reports includes the fees paid by the various Group companies (detailed in the accompanying Appendices) to their respective auditors, the detail being as follows:
•	The fees for the audit of the financial statements of Group companies amounted to EUR 21.6 million, the detail being as follows:

	Millions of euros
	2010	2009	2008

Audit of the annual financial statements of the companies audited by Deloitte	21.6	19.6	18.3
Of which:
Santander UK	4.1	3.7	3.3
Santander Holdings USA (formerly Sovereign)	2.5	2.3	—
Santander Brasil	1.7	1.5	2.4
Audit of the Bank’s separate and consolidated financial statements	1.1	1.0	1.0

•	The fees for services similar to the audit of financial statements amounted to EUR 10.7 million, the detail being as follows:

	Millions of euros
	2010	2009	2008

Internal control audit (SOX) and regulatory capital audit (Basel)	6.5	6.8	5.9

Other reports required by the different national supervisory bodies of the countries in which the Group operates	4.2	4.2	4.5

	10.7	11.0	10.4

Additionally the auditors were paid EUR 5.4 million in 2010, EUR 5.7 million in 2009 and EUR 6.2 million in 2008, which related mainly to six months audits. The EUR 6.2 million paid in 2008 were recognized as an increase in the cost of the business combination effected in that year.
•
The detail of the other attest services relating to the audit of the various Group companies is as follows: audit services required for the issuance of debt securities, for EUR 2.5 million (2009: EUR 0.7 million; 2008: EUR 0.9 million), services relating to the adaptation to Solvency II, for EUR 0.6 million, as well as due diligence review work and audits of other corporate transactions, for EUR 5.8 million (2009: EUR 3 million; 2008: EUR 2.9 million).

•
The fees for the fiscal advisory services provided to various Group companies amounted to EUR 3.9 million (2009: EUR 3.2 million; 2008: EUR 1.9 million) and the fees for other non-attest services amounted to EUR 1.7 million (2009: EUR 1.5 million; 2008: EUR 3.4 million).

The services commissioned from the Group’s auditors meet the independence requirements stipulated by Audit Law 19/1988, of July 12, amended by Law 12/2010, of June 30, and by the Sarbanes-Oxley Act of 2002, and they did not involve the performance of any work that is incompatible with the audit function.

•	Also, the Group commissioned services from audit firms other than Deloitte amounting to EUR 18.9 million (2009: EUR 14.0 million; 2008: EUR 13.9 million).
49.	Gains/(losses) on disposal of assets not classified as non-current assets held for sale
The detail of Gains/(losses) on disposal of assets not classified as non-current assets held for sale is as follows:

	Millions of euros
	2010	2009	2008

Gains:
On disposal of tangible assets	206	51	115
On disposal of investments	193	1,531	53
Of which:
Banco Santander Brasil (Note 3)	—	1,499	—
Disposal of Porterbrook (Note 3)	—	—	50

	399	1,582	168

Losses:
On disposal of tangible assets	(9)	(14)	(64)
On disposal of investments	(40)	(4)	(3)

	(49)	(18)	(67)

	350	1,565	101

50.	Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations
The detail of Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations is as follows:

	Millions of euros
Net balance	2010	2009	2008

Tangible assets	(332)	(1,362)	799
Impairment of non-current assets held for sale (Note 12) (*)	(298)	(1,350)	(70)
Gain on disposals	(34)	(12)	868
Of which, on disposal of the Ciudad Financiera business campus (Note 1.h)	—	—	836

Other gains	113	243	3,046
Of which:
Antonveneta (Note 1.h)	—	—	3,046
Attijariwafa Bank (Note 1.h)	—	218	—

Other losses	(71)	(106)	(2,113)
Of which, write-down of ownership interests in Royal Bank of Scotland and Fortis (Note 1.h)	—	—	(2,043)

Total	(290)	(1,225)	1,731

(*)	Including in 2009 the write-downs performed at year-end of EUR 814 million (EUR 554 million net of tax) (see Note 1.h).
51.	Other disclosures
a)	Residual maturity periods and average interest rates
The detail, by maturity, of the balances of certain items in the consolidated balance sheets is as follows:

	December 31, 2010
	Millions of euros								Average
	On	Less than 1	1 to 3	3 to 12	1 to 3	3 to 5	More than 5		interest
	demand	month	months	months	years	years	years	Total	rate

Assets:
Cash and balances with central banks	64,653	8,354	2,664	2,031	66	—	17	77,785	4.71%
Available-for-sale financial assets-	291	1,939	1,395	5,836	26,329	11,086	32,813	79,689	5.23%
Debt instruments
Loans and receivables-
Loans and advances to credit institutions	10,205	17,131	2,017	3,551	2,511	1,199	8,194	44,808	3.67%
Loans and advances to customers	19,338	35,294	33,879	77,766	105,792	74,138	369,414	715,621	5.33%
Debt instruments	30	1,556	867	1,046	932	409	3,589	8,429	2.04%

	94,517	64,274	40,822	90,230	135,630	86,832	414,027	926,332	5.16%

Liabilities:
Financial liabilities at amortized cost:
Deposits from central banks	704	7,486	305	2	65	82	—	8,644	1.12%
Deposits from credit institutions	3,603	22,172	9,116	12,272	9,218	10,500	4,012	70,893	4.23%
Customer deposits	282,895	71,286	47,990	79,457	68,481	16,467	14,809	581,385	2.88%
Marketable debt securities (*)	1,669	8,869	10,356	20,403	63,476	25,960	57,496	188,229	2.48%
Subordinated liabilities	69	20	1,361	137	2,318	1,776	24,794	30,475	5.98%
Other financial liabilities	8,151	2,516	4,539	351	2,643	403	740	19,343	N/A

	297,091	112,349	73,667	112,622	146,201	55,188	101,851	898,969	2.99%

Difference (assets less liabilities)	(202,574)	(48,075)	(32,845)	(22,392)	(10,571)	31,644	312,176	27,363

(*)	Includes promissory notes, certificates of deposit and other short-term debt issues.

	December 31, 2009
	Millions of euros								Average
	On	Less than 1	1 to 3	3 to 12	1 to 3	3 to 5	More than 5		interest
	demand	month	months	months	years	years	years	Total	rate

Assets:
Cash and balances with central banks	19,998	10,585	521	3,310	475	—	—	34,889	4.07%
Available-for-sale financial assets-
Debt instruments	67	5,180	1,082	4,163	10,224	28,967	29,606	79,289	5.01%
Loans and receivables-
Loans and advances to credit institutions	9,834	22,660	5,893	6,893	1,692	2,190	8,479	57,641	3.15%
Loans and advances to customers	12,401	35,749	33,408	69,955	82,397	82,769	347,467	664,146	6.08%
Debt instruments	70	321	506	1,738	2,387	4,297	5,640	14,959	4.57%

	42,370	74,495	41,410	86,059	97,175	118,223	391,192	850,924	5.67%

Liabilities:
Financial liabilities at amortized cost:
Deposits from central banks	383	7,359	258	14,109	6	227	3	22,345	1.69%
Deposits from credit institutions	7,978	13,161	2,611	15,253	5,238	4,962	1,578	50,781	2.68%
Customer deposits	235,974	69,839	47,546	64,755	34,148	30,571	4,848	487,681	2.70%
Marketable debt securities (*)	1,079	16,545	12,709	37,033	50,302	31,498	57,324	206,490	2.38%
Subordinated liabilities	3,412	752	34	1,841	1,714	3,097	25,955	36,805	5.69%
Other financial liabilities	6,765	5,992	1,680	2,072	1,675	646	470	19,300	N/A

	255,591	113,648	64,838	135,063	93,083	71,001	90,178	823,402	2.73%

Difference (assets less liabilities)	(213,221)	(39,153)	(23,428)	(49,004)	4,092	47,222	301,014	27,522

(*)	Includes promissory notes, certificates of deposit and other short-term debt issues.

	December 31, 2008
	Millions of euros								Average
	On	Less than 1	1 to 3	3 to 12	1 to 3		More than 5		interest
	demand	month	months	months	years	3 to 5 years	years	Total	rate

Assets:
Cash and balances with central banks	20,920	22,121	846	621	—	—	1,272	45,781	4.51%
Available-for-sale financial assets-
Debt instruments	21	4,630	385	5,123	9,534	6,522	16,333	42,548	5.13%
Loans and receivables-
Loans and advances to credit institutions	16,111	15,394	6,448	20,947	367	2,598	2,865	64,731	4.98%
Loans and advances to customers	35,010	29,706	51,500	64,061	103,164	72,172	261,619	617,231	7.56%
Debt instruments	38	—	600	6,071	30	173	10,741	17,652	3.15%

	72,100	71,851	59,779	96,824	113,096	81,464	292,829	787,944	6.94%

Liabilities:
Financial liabilities at amortized cost:
Deposits from central banks	1,681	366	2,427	4,720	—	14	4	9,212	4.38%
Deposits from credit institutions	10,411	16,243	24,200	10,550	4,006	3,740	1,432	70,584	3.20%
Customer deposits	182,475	64,213	70,655	49,707	20,349	9,602	9,014	406,015	5.08%
Marketable debt securities (*)	7,250	22,168	26,241	25,125	42,132	23,509	81,218	227,642	4.21%
Subordinated liabilities	190	571	41	1,103	3,506	1,283	32,179	38,873	5.69%
Other financial liabilities	9,453	2,646	1,760	1,209	461	1,873	278	17,681

	211,461	106,208	125,324	92,415	70,453	40,022	124,124	770,008	4.66%

Difference (assets less liabilities)	(139,361)	(34,356)	(65,545)	4,409	42,642	41,442	168,705	17,936

(*)	Includes promissory notes, certificates of deposit and other short-term debt issues.

b)	Equivalent euro value of assets and liabilities
The detail of the main foreign currency balances in the consolidated balance sheet, based on the nature of the related items, is as follows:

	Equivalent value in millions of euros
	2010		2009		2008
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Cash and balances with central banks	69,690	—	28,198	—	26,685	—
Financial assets/liabilities held for trading	112,990	96,089	94,069	87,066	104,429	96,666
Other financial instruments at fair value	18,271	20,154	18,407	27,195	14,478	22,025
Available-for-sale financial assets	45,491	—	43,048	—	25,338	—
Loans and receivables	453,787	—	408,161	—	351,302	—
Investments	161	—	92	—	1,169	—
Tangible assets	5,270	—	3,918	—	3,286	—
Intangible assets	24,024	—	21,659	—	16,940	—
Financial liabilities at amortized cost	—	537,904	—	456,697	—	406,270
Liabilities under insurance contracts	—	9,516	—	6,675	—	2,985
Other	20,877	43,440	20,864	32,207	18,945	25,230

	750,561	707,103	638,416	609,840	562,572	553,176

c)	Fair value of financial assets and liabilities not measured at fair value
The financial assets owned by the Group are measured at fair value in the accompanying consolidated balance sheet, except for loans and receivables, equity instruments whose market value cannot be estimated reliably and derivatives that have these instruments as their underlyings and are settled by delivery thereof.
Similarly, the Group’s financial liabilities -except for financial liabilities held for trading, those measured at fair value and derivatives other than those having as their underlying equity instruments whose market value cannot be estimated reliably- are measured at amortized cost in the accompanying consolidated balance sheet.
i) Financial assets measured at other than fair value
Following is a comparison of the carrying amounts of the Group’s financial assets measured at other than fair value and their respective fair values at year-end:

	Millions of euros
	2010		2009		2008
	Carrying	Fair	Carrying	Fair	Carrying	Fair
Assets	amount	value	amount	value	amount	value

Loans and receivables:
Loans and advances to credit institutions	44,808	45,103	57,641	58,121	64,731	65,059
Loans and advances to customers	715,621	721,887	664,146	676,218	617,231	627,006
Debt instruments	8,429	8,097	14,959	13,718	17,653	17,645

	768,858	775,087	736,746	748,057	699,615	709,710

ii) Financial liabilities measured at other than fair value
Following is a comparison of the carrying amounts of the Group’s financial liabilities measured at other than fair value and their respective fair values at year-end:

	Millions of euros
	2010		2009		2008
	Carrying	Fair	Carrying	Fair	Carrying	Fair
Liabilities	amount	value	amount	value	amount	value

Financial liabilities at amortized cost:
Deposits from central banks	8,644	8,644	22,345	22,349	9,212	9,212
Deposits from credit institutions	70,893	71,036	50,781	50,905	70,583	70,740
Customer deposits	581,385	582,624	487,681	488,675	406,015	407,537
Marketable debt securities	188,229	189,671	206,490	206,765	227,642	227,413
Subordinated liabilities	30,475	32,006	36,805	37,685	38,873	36,705
Other financial liabilities	19,343	19,282	19,300	19,636	17,681	17,677

	898,969	903,263	823,403	826,015	770,007	769,285

52.	Geographical and business segment reporting
a)	Geographical segments
This primary level of segmentation, which is based on the Group’s management structure, comprises five segments: four operating areas plus the Corporate Activities Unit. The operating areas, which include all the business activities carried on therein by the Group, are Continental Europe, the United Kingdom (Santander UK), Latin America and Sovereign, based on the location of the Group’s assets.
The Continental Europe area encompasses all the Retail Banking (including the Private Banking entity Banco Banif, S.A.), Wholesale Banking and Asset Management and Insurance business activities carried on in Europe with the exception of the United Kingdom. Latin America includes all the financial activities carried on by the Group through its banks and subsidiaries, as well as the specialized units of Santander Private Banking, which is treated as a globally managed independent unit, and the New York business. Sovereign includes the businesses of the Sovereign unit that was acquired in 2009.
The Corporate Activities segment includes the centralized management business relating to financial and industrial investments, the financial management of the Parent’s structural currency position and its structural interest rate risk position and the management of liquidity and equity through issues and securitizations. As the Group’s holding unit, this segment handles the total capital and reserves, capital allocations and liquidity with the other businesses.
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

The condensed balance sheets and income statements of the various geographical segments are as follows:

	Millions of euros
	2010
	Continental				Corporate	Intra-Group
(Condensed) balance sheet	Europe	United Kingdom	Latin America	Sovereign	activities	eliminations	Total

Loans and advances to customers	323,660	233,856	127,268	36,724	2,646	—	724,154
Financial assets held for trading (excluding loans and advances)	57,690	45,187	31,580	211	5,122	—	139,790
Available-for-sale financial assets	23,843	204	30,697	10,203	21,288	—	86,235
Loans and advances to credit institutions	66,925	29,137	21,632	722	36,868	(75,429)	79,855
Non-current assets	4,965	2,323	4,880	507	1,909	—	14,584
Other asset accounts	22,160	42,063	57,186	3,430	138,996	(90,952)	172,883

Total assets / liabilities	499,243	352,770	273,243	51,797	206,829	(166,381)	1,217,501

Customer deposits	247,715	184,548	137,848	32,007	14,258	—	616,376
Marketable debt securities	48,413	64,326	15,376	1,945	62,812	—	192,872
Subordinated liabilities	1,740	8,143	5,683	2,781	12,128	—	30,475
Liabilities under insurance contracts	933	1	9,515	—	—	—	10,449
Deposits from central banks and credit institutions	77,029	54,159	38,026	9,567	36,760	(75,429)	140,112
Other liability accounts	95,993	29,831	45,990	2,297	10,448	(27,765)	156,794
Equity (share capital + reserves)	27,420	11,762	20,805	3,200	70,423	(63,187)	70,423

Other customer funds under management	53,968	14,369	77,180	30	—	—	145,547

Investment funds	37,519	14,369	61,622	—	—	—	113,510
Pension funds	10,965	—	—	—	—	—	10,965
Assets under management	5,484	—	14,800	30	—	—	20,314
Savings insurance	—	—	758	—	—	—	758

Customer funds under management	351,836	271,386	236,087	36,763	89,198	—	985,270

	Millions of euros
	2009
	Continental				Corporate	Intra-Group
(Condensed) balance sheet	Europe	United Kingdom	Latin America	Sovereign	activities	eliminations	Total

Loans and advances to customers	322,026	227,713	97,901	34,605	306	—	682,551
Financial assets held for trading (excluding loans and advances)	50,764	41,245	22,521	163	4,331	—	119,024
Available-for-sale financial assets	20,132	897	29,154	9,568	26,870	—	86,621
Loans and advances to credit institutions	90,530	28,745	22,146	496	43,550	(105,630)	79,837
Non-current assets	5,054	1,424	3,926	391	979	—	11,774
Other asset accounts	21,955	24,522	38,105	3,568	144,697	(102,125)	130,722

Total assets / liabilities	510,461	324,546	213,753	48,791	220,733	(207,755)	1,110,529

Customer deposits	198,144	166,607	108,122	30,888	3,216	—	506,977
Marketable debt securities	50,610	58,611	8,411	11,236	83,094	—	211,962
Subordinated liabilities	2,079	8,577	4,888	2,129	19,131	—	36,804
Liabilities under insurance contracts	10,287	3	6,627	—	—	—	16,917
Deposits from central banks and credit institutions	117,509	57,879	32,765	736	38,832	(105,630)	142,091
Other liability accounts	105,366	26,946	34,994	1,689	11,274	(49,677)	130,592
Equity (share capital + reserves)	26,466	5,923	17,946	2,113	65,186	(52,448)	65,186

Other customer funds under management	70,289	10,937	62,759	327	—	—	144,312

Investment funds	44,598	10,937	49,681	—	—	—	105,216
Pension funds	11,310	—	—	—	—	—	11,310
Assets under management	5,499	—	12,538	327	—	—	18,364
Savings insurance	8,882	—	540	—	—	—	9,422

Customer funds under management	321,122	244,732	184,180	44,580	105,441	—	900,055

	Millions of euros
	2008
	Continental				Corporate	Intra-Group
(Condensed) balance sheet	Europe	United Kingdom	Latin America	Sovereign	activities	eliminations	Total

Loans and advances to customers	325,378	202,622	96,054	—	2,836	—	626,890
Financial assets held for trading (excluding loans and advances)	72,303	50,029	20,965	—	2,686	—	145,983
Available-for-sale financial assets	12,806	2,785	19,208	—	14,122	—	48,921
Loans and advances to credit institutions	63,296	31,518	19,946	—	48,222	(84,189)	78,793
Non-current assets	4,612	1,210	3,272	—	1,195	—	10,289
Other asset accounts	17,644	30,626	30,496	—	178,563	(118,573)	138,756

Total assets / liabilities	496,039	318,790	189,941	—	247,624	(202,762)	1,049,632

Customer deposits	165,762	143,200	108,257	—	3,010	—	420,229
Marketable debt securities	52,077	67,996	8,674	—	107,657	—	236,404
Subordinated liabilities	1,752	9,890	3,847	—	23,384	—	38,873
Liabilities under insurance contracts	13,889	3	2,958	—	—	—	16,850
Deposits from central banks and credit institutions	85,232	60,063	29,331	—	39,434	(84,183)	129,877
Other liability accounts	153,674	32,306	24,291	—	14,435	(77,011)	147,695
Equity (share capital + reserves)	23,653	5,332	12,583	—	59,704	(41,568)	59,704

Other customer funds under management	75,473	7,180	48,408	—	—	—	131,061

Investment funds	47,725	7,180	35,400	—	—	—	90,305
Pension funds	11,128	—	—	—	—	—	11,128
Assets under management	4,479	—	12,810	—	—	—	17,289
Savings insurance	12,141	—	198	—	—	—	12,339

Customer funds under management	295,064	228,266	169,186	—	134,051	—	826,567

	Millions of euros
	2010
	Continental				Corporate
(Condensed) income statement	Europe	United Kingdom	Latin America	Sovereign	activities	Total

INTEREST INCOME/(CHARGES)	10,957	4,431	14,778	1,736	(2,678)	29,224
Income from equity instruments	217	—	80	1	64	362
Income from companies accounted for using the equity method	9	—	10	—	(2)	17
Net fee and commission income	3,748	957	4,661	408	(40)	9,734
Gains/losses on financial assets and liabilities	843	465	1,410	29	(141)	2,606
Other operating income/(expenses)	171	28	(163)	(67)	137	106
TOTAL INCOME	15,945	5,881	20,776	2,107	(2,660)	42,049
Personnel expenses	(3,429)	(1,209)	(3,955)	(468)	(269)	(9,330)
Other administrative expenses	(2,084)	(819)	(3,238)	(364)	(421)	(6,926)
Depreciation and amortization of tangible and intangible assets	(639)	(286)	(778)	(105)	(132)	(1,940)
Net impairment losses on financial assets	(4,218)	(760)	(4,687)	(510)	(268)	(10,443)
Provisions (net)	(60)	(132)	(990)	(66)	115	(1,133)
Net impairment losses on non-financial assets	(48)	—	(12)	(19)	(207)	(286)
Other non-financial gains/(losses)	(55)	47	255	(6)	(180)	61
OPERATING PROFIT/(LOSS) BEFORE TAX	5,412	2,722	7,371	569	(4,022)	12,052
Income tax	(1,417)	(737)	(1,717)	(143)	1,091	(2,923)
PROFIT/(LOSS) FROM CONTINUING OPERATIONS	3,995	1,985	5,654	426	(2,931)	9,129
Profit/(loss) from discontinued operations	(14)	—	—	—	(13)	(27)
CONSOLIDATED PROFIT/(LOSS) FOR THE YEAR	3,981	1,985	5,654	426	(2,944)	9,102
Attributable to non-controlling interests	96	—	850	—	(25)	921
PROFIT/(LOSS) ATTRIBUTABLE TO THE PARENT	3,885	1,985	4,804	426	(2,919)	8,181

	Millions of euros
	2009						2008
(Condensed)	Continental				Corporate		Continental				Corporate
income statement	Europe	United Kingdom	Latin America	Sovereign	activities	Total	Europe	United Kingdom	Latin America	Sovereign	activities	Total

INTEREST INCOME/(CHARGES)	11,456	3,934	11,959	1,160	(2,210)	26,299	9,259	2,411	8,025	—	(2,157)	17,538
Income from equity instruments	218	—	96	1	121	436	266	—	58	—	229	553
Income from companies accounted for using the equity method	7	—	10	(3)	(15)	(1)	15	1	680	—	96	792
Net fee and commission income	3,787	993	3,925	380	(5)	9,080	4,074	926	3,208	—	59	8,267
Gains/losses on financial assets and liabilities	687	506	1,663	14	1,376	4,246	764	500	857	—	1,353	3,474
Other operating income/(expenses)	139	27	15	(89)	52	144	181	49	10	—	32	272
TOTAL INCOME	16,294	5,460	17,668	1,463	(681)	40,204	14,559	3,887	12,838	—	(388)	30,896
Personnel expenses	(3,306)	(1,170)	(3,210)	(457)	(307)	(8,450)	(3,123)	(986)	(2,504)	—	(200)	(6,813)
Other administrative expenses	(2,028)	(827)	(2,822)	(309)	(388)	(6,374)	(1,833)	(617)	(2,147)	—	(255)	(4,852)
Depreciation and amortization of tangible and intangible assets	(570)	(231)	(566)	(115)	(114)	(1,596)	(500)	(158)	(404)	—	(177)	(1,239)
Net impairment losses on financial assets	(3,286)	(881)	(4,979)	(571)	(1,861)	(11,578)	(2,476)	(457)	(3,020)	—	(331)	(6,284)
Provisions (net)	(311)	16	(681)	(55)	(762)	(1,793)	(89)	(29)	(533)	—	(989)	(1,640)
Net impairment losses on non-financial assets	(41)	—	(22)	(1)	(100)	(164)	(16)	—	(6)	—	(1,027)	(1,049)
Other non-financial gains/(losses)	(81)	—	40	(2)	382	339	(38)	32	54	—	1,783	1,831
OPERATING PROFIT/(LOSS) BEFORE TAX	6,671	2,367	5,428	(47)	(3,831)	10,588	6,484	1,672	4,278	—	(1,584)	10,850
Income tax	(1,768)	(641)	(1,257)	22	2,437	(1,207)	(1,686)	(425)	(663)	—	938	(1,836)
PROFIT/(LOSS) FROM CONTINUING OPERATIONS	4,903	1,726	4,171	(25)	(1,394)	9,381	4,798	1,247	3,615	—	(646)	9,014
Profit/(loss) from discontinued operations	(45)	—	91	—	(15)	31	(21)	—	340	—	—	319
CONSOLIDATED PROFIT/(LOSS) FOR THE YEAR	4,858	1,726	4,262	(25)	(1,409)	9,412	4,777	1,247	3,955	—	(646)	9,333
Attributable to non-controlling interests	65	—	428	—	(24)	469	109	—	346	—	1	456
PROFIT/(LOSS) ATTRIBUTABLE TO THE PARENT	4,793	1,726	3,834	(25)	(1,385)	8,943	4,668	1,247	3,609	—	(647)	8,877

Following is the detail of revenue by the geographical segments used by the Group. For the purposes of the table below, revenue is deemed to be that recognized under Interest and similar income, Income from equity instruments, Fee and commission income, Gains/losses on financial assets and liabilities (net) and Other operating income in the accompanying consolidated income statements for 2010, 2009 and 2008.

	Revenue (millions of euros)
	Revenue from external			Inter-segment
	customers			revenue			Total revenue
Segment	2010	2009	2008	2010	2009	2008	2010	2009	2008

Continental Europe	27,538	31,968	40,396	130	1,297	1,108	27,668	33,265	41,504
United Kingdom	10,201	10,595	13,621	92	1,287	2,099	10,293	11,882	15,721
Latin America	35,197	30,101	23,184	(414)	480	1,169	34,783	30,581	24,353
Sovereign	2,850	2,496	—	(42)	(19)	—	2,808	2,477	—
Corporate activities	(477)	906	464	2,980	5,206	9,378	2,503	6,112	9,843
Inter-segment revenue adjustments and eliminations	—	—	—	(2,746)	(8,251)	(13,755)	(2,746)	(8,251)	(13,755)

TOTAL	75,309	76,066	77,666	—	—	—	75,309	76,066	77,666

b)	Business segments
At this secondary level of segment reporting, the Group is structured into retail banking, asset management and insurance and global wholesale banking; the sum of these three segments is equal to that of the primary operating geographical segments. Total figures for the Group are obtained by adding to the business segments the data for the corporate activities segment.
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

The condensed income statements and other significant data are as follows:

	Millions of euros
	2010					2009					2008
			Asset					Asset					Asset
		Global	management				Global	management				Global	management
(Condensed) income	Retail	wholesale	and	Corporate		Retail	wholesale	and	Corporate		Retail	wholesale	and	Corporate
statement	banking	banking	insurance	activities	Total	banking	banking	insurance	activities	Total	banking	banking	insurance	activities	Total

INTEREST INCOME/(CHARGES)	28,994	2,676	232	(2,678)	29,224	25,800	2,508	201	(2,210)	26,299	17,613	1,892	190	(2,157)	17,538
Income from equity instruments	101	197	—	64	362	128	187	—	121	436	154	164	6	229	553
Income from companies accounted for using the equity method	19	—	—	(2)	17	14	—	—	(15)	(1)	556	87	53	96	792
Net fee and commission income	8,058	1,292	424	(40)	9,734	7,527	1,128	431	(6)	9,080	6,861	883	464	59	8,267
Gains/losses on financial assets and liabilities	1,333	1,364	50	(141)	2,606	1,452	1,384	34	1,376	4,246	1,100	995	26	1,353	3,474
Other operating income/(expenses)	(384)	(22)	375	137	106	(224)	(22)	338	52	144	31	(45)	254	32	272
TOTAL INCOME	38,121	5,507	1,081	(2,660)	42,049	34,697	5,185	1,004	(682)	40,204	26,315	3,976	993	(388)	30,896
Personnel expenses	(8,002)	(898)	(161)	(269)	(9,330)	(7,236)	(758)	(149)	(307)	(8,450)	(5,806)	(672)	(135)	(200)	(6,813)
Other administrative expenses	(5,927)	(445)	(133)	(421)	(6,926)	(5,445)	(411)	(130)	(388)	(6,374)	(4,051)	(388)	(158)	(255)	(4,852)
Depreciation and amortization of tangible and intangible assets	(1,623)	(137)	(48)	(132)	(1,940)	(1,362)	(88)	(32)	(114)	(1,596)	(946)	(98)	(18)	(177)	(1,239)
Net impairment losses on financial assets	(10,168)	(5)	(2)	(268)	(10,443)	(9,744)	34	(10)	(1,858)	(11,578)	(5,672)	(281)	—	(331)	(6,284)
Provisions (net)	(1,222)	(11)	(15)	115	(1,133)	(1,010)	5	(36)	(752)	(1,793)	(607)	(26)	(18)	(989)	(1,640)
Net impairment losses on non-financial assets	(69)	(10)	—	(207)	(286)	(57)	(3)	(1)	(103)	(164)	(24)	—	2	(1,027)	(1,049)
Other non-financial gains/(losses)	235	5	1	(180)	61	(33)	—	—	372	339	43	4	1	1,783	1,831
OPERATING PROFIT/(LOSS) BEFORE TAX	11,345	4,006	723	(4,022)	12,052	9,810	3,964	646	(3,832)	10,588	9,252	2,515	667	(1,584)	10,850
Income tax	(2,743)	(1,071)	(200)	1,091	(2,923)	(2,341)	(1,084)	(219)	2,437	(1,207)	(1,825)	(775)	(174)	938	(1,836)
PROFIT/(LOSS) FROM CONTINUING OPERATIONS	8,602	2,935	523	(2,931)	9,129	7,469	2,880	427	(1,395)	9,381	7,427	1,740	493	(646)	9,014
Profit/(loss) from discontinued operations	(14)	—	—	(13)	(27)	46	—	—	(15)	31	319	—	—	—	319
CONSOLIDATED PROFIT/(LOSS) FOR THE YEAR	8,588	2,935	523	(2,944)	9,102	7,515	2,880	427	(1,410)	9,412	7,746	1,740	493	(646)	9,333
Attributable to non-controlling interests	648	238	60	(25)	921	333	132	28	(24)	469	434	(1)	22	1	456
PROFIT/(LOSS) ATTRIBUTABLE TO THE PARENT	7,940	2,697	463	(2,919)	8,181	7,182	2,748	399	(1,386)	8,943	7,312	1,741	471	(647)	8,877

53.	Related parties
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

	Millions of euros
	2010				2009				2008
	Associates and				Associates and				Associates and
	jointly	Members of			jointly	Members of			jointly	Members of	Executive
	controlled	the board of	Executive vice	Other related	controlled	the board of	Executive vice	Other related	controlled	the board of	vice	Other related
	entities	directors	presidents	parties	entities	directors	presidents	parties	entities	directors	presidents	parties

Assets:
Loans and advances to credit institutions	3,921	—	—	—	3,990	—	—	—	4,019	—	—	—
Loans and advances to customers	144	15	30	1,330	149	7	24	1,664	221	4	21	1,728
Debt instruments	594	—	—	534	609	—	—	117	510	—	—	464

Liabilities:
Deposits from credit institutions	(231)	—	—	—	(204)	—	—	—	(136)	—	—	—
Customer deposits	(183)	(16)	(59)	(498)	(217)	(8)	(41)	(551)	(143)	(11)	(22)	(405)
Marketable debt securities	—	—	—	(2,828)	—	—	—	(1,007)	—	—	—	—

Income statement:

Interest and similar income	78	—	—	173	96	—	1	111	203	—	1	83
Interest expense and similar charges	(3)	—	(1)	(19)	(9)	—	(1)	(31)	(25)	—	(1)	(10)
Gains/losses on financial assets and liabilities	37	—	—	9	57	—	—	8	3	—	1	32
Fee and commission income	41	—	—	19	22	—	—	10	28	—	—	25
Fee and commission expense	(13)	—	—		(11)	—	—	—	(23)	—	—	—

Other:
Contingent liabilities	2	—	—	442	—	—	—	491	293	—	—	479
Contingent commitments	90	1	5	3	137	1	3	3	164	1	7	13
Derivative financial instruments	6,878	—	—	1,378	6,868	—	—	3,153	7,074	—	—	1,314
In addition to the detail provided above, there were insurance contracts linked to pensions amounting to EUR 2,220 million at December 31, 2010 (December 31, 2009: EUR 2,356 million; December 31, 2008: EUR 2,447 million).

54.	Risk management
The Santander Group risk management and control structure and its risk appetite are determined mainly by the banking business model chosen by the Group.
•
Santander Group focuses its banking activities on the retail banking business, and has an internationally diversified presence characterized by major market shares (>10%) in the main markets in which it operates. The wholesale banking business is conducted above all in the Group’s core markets.

•	This model enables the Group to generate highly recurring earnings on the basis of a solid capital and liquidity base.

•
Santander’s presence in the markets in which it operates is formalized through subsidiaries that are independent in terms of both capital and liquidity, in a manner that is compatible with corporate control. The corporate structure is necessarily a simple one, reducing to a minimum the use of non-operating or purely instrumental companies.

•	Santander implements its operational and technological integration model through a series of corporate platforms and tools. This facilitates a swift and efficient compilation of data.

•	All the Group’s activities are carried out within the bounds of its social and reputational commitment, in accordance with its strategic objectives.
The risk model underlying the business model is founded on the following principles:
•
Independence of the risk function with respect to the business. The head of the Group’s risk division, Mr. Matías Rodríguez Inciarte, as third deputy chairman and as chairman of the risk committee, reports directly to the executive committee and the board. The segregation of functions between the business areas and the risk areas entrusted with risk acceptance, measurement, analysis, control and reporting provides sufficient independence and autonomy for proper risk control.

•	Direct involvement of senior management in the decision-making process.

•
Decisions by consensus (even at branch level), which ensure that different opinions are taken into account and avoid individual decision making. Decisions on credit transactions taken jointly by the risk and commercial areas.

•
Definition of powers. The type of activities to be performed, segments, risks to be assumed and risk decisions to be made are clearly defined for each risk approval unit and, if appropriate, each risk management unit, based on their delegated powers. How transactions should be arranged and managed and where they should be accounted for is also defined.

•	Centralized control. Risk is controlled and managed in an integrated fashion through a corporate structure with Group-wide responsibilities (all risk, all businesses, all geographical areas).
At Santander Group, the risk management and control process is conducted as follows:
•
Establishment of risk policies and procedures. The risk policies and procedures constitute the basic regulatory framework governing risk activities and processes. The local risk units transpose the corporate risk regulations into their internal policies.

•
Definition and assessment of risk methodologies. Risk methodologies facilitate the development of the internal risk models applicable by the Group, and they require risk measures and product valuation and yield curve building methods.

•
Risk measurement. Risk measurement takes into account all risk exposures assumed across the business spectrum. It uses previously validated and approved methodologies and models based on the components and dimensions of risk throughout its life-cycle.

•
Definition and limitation of risk appetite. The aim pursued is to delimit, in an efficient manner, the maximum levels of risk that can be assumed, by setting overall and specific limits for the various types of risks, products, customers, sectors and geographical areas.

•
Implementation of a risk monitoring and control system which checks, on a daily basis and with the corresponding reports, the degree to which Santander’s risk profile matches the risk policies approved and the risk limits set.

Santander’s risk management fully identifies with Basel principles, insofar as it acknowledges and supports the leading-edge industry practices which the Group has implemented in advance; accordingly, for several years Santander has used a number of tools and techniques which are described in detail in the various sections of this Note. These tools and techniques include most notably the following:
•
Internal ratings- and scorings-based models which, after assessing the various qualitative and quantitative risk components by customer and transaction, make it possible to estimate, firstly, the probability of default and, subsequently, the expected loss, based on LGD estimates.

•
Economic capital, as a homogeneous measure of the risk assumed and a basis for the measurement of the management performed; RORAC, which is used both as a transaction pricing tool (bottom-up approach) and in the analysis of portfolios and units (top-down approach); and VaR, which is used for controlling market risk and setting the market risk limits for the various trading portfolios.

•	Scenario analysis and stress testing to supplement credit and market risk analyses in order to assess the impact of alternative scenarios, even on provisions and capital.
Santander Group calculates the minimum regulatory capital in conformity with Bank of Spain Circular 3/2008 on the determination and control of minimum capital requirements for credit institutions. This Circular completed the transposition into Spanish banking legislation of Directives 2006/48/EC and 2006/49/EC that incorporate the new Basel Capital Accord (BIS II) into EU regulations.
As a result of the new developments in the regulatory framework, commonly referred to as BIS III, Santander Group has taken measures to apply the future requirements of BIS III -increased levels of high-quality capital and adequate capital conservation and countercyclical buffers- sufficiently in advance.
Santander Group also intends to apply the two new liquidity ratios, indicated in BIS III, which guarantee sufficient liquidity even in stress scenarios. These ratios are the Liquidity Coverage Ratio (LCR) for the short term (30 days) and the Net Stable Funding Ratio (NSFR), which relates to the structure of financing.
With regard to the new liquidity requirements, and in particular the net stable funding ratio, the Group considers it very important that the ultimate definition to be met, following the agreed observation and review periods, should reflect the differences associated with the various banking business models, and thus avoid penalizing the flow of credit to the real economy.
Risk appetite at Santander Group
The risks assumed by Santander must be delimited and quantified within the risk appetite framework defined and approved by its board of directors. Risk appetite is defined as the amount and type of risk that it considers reasonable to assume in implementing its business strategy.
The board of directors, at the proposal of senior management, is the body responsible for setting and monitoring the Group’s risk appetite and its risk tolerance. Senior management is responsible for achieving the desired risk profile and for managing risk in the Group’s day-to-day operations. The Group has the metrics and infrastructure required to guarantee the management of risk.
Risk appetite, which comprises both quantitative and qualitative aspects, is directly related to the Group’s global strategy, including the assessment of growth opportunities in key businesses and markets, funding liquidity and capacity, and capital. Pillar II, with its corresponding capital planning and stress test exercises, complements the reference framework for risk appetite.
The risk appetite formulated sets the boundaries for the budget process, in which the Group’s principal strategic parameters —earnings, liquidity, capital, NPL ratio, VaR, etc.- are analyzed and approved in an integrated fashion.

Risk appetite management criteria for each specific risk
The main criteria and metrics used are approved by the risk committee, the executive committee and, where appropriate, the board, at least once a year. Risk appetite is controlled and monitored with varying frequencies (ranging from daily to yearly), depending on the metric concerned and the corresponding level of responsibility.
For each risk, a set of criteria, metrics and, where necessary, limits (“hard” and “warning/control”) are established in accordance with principle of materiality. Following is a brief description of the general criteria applied for each risk, which are explained in greater detail in subsequent sections:
•
Credit risk: In general, credit risk appetite is shaped through control limits, which can vary in the course of the year in accordance with the needs of the banking business and the Group’s risk appetite, on the basis of the established segmentation of risk (standardized, individualized and wholesale). There are two types of limits (basic -budget-linked- and portfolio -standardized and individualized-). In addition, the results of stress tests performed in various scenarios are taken into consideration.

The main characteristics for each credit risk segment are as follows:
Standardized risks: scoring models and an automated decision-making process are used. Risks are grouped together into credit management programs (PGCs, using the Spanish acronym) with lending policies designed and approved on the basis of the risk appetite of the unit concerned, in keeping with its level of predictability. Annual PGCs are approved through the Group’s structure of delegated responsibilities.
Individualized risks: these are classified on the basis of a given risk exposure per customer. Analysts are each assigned a portfolio of customers which they monitor actively. The ratings of each customer are updated at least once a year.
Global Wholesale Banking Risk (BMG, using the Spanish acronym: includes Corporate Banking and Financial Institutions/IFIs): the distribution of the level of risk exposure by rating is used as a parameter for monitoring the portfolio. At least once a year limits are assigned to each group/customer and an analysis is performed of all aggregate limits, broken down by rating level. Reviews are conducted by sector (Corporate) and country (IFIs).
Santander’s basic objective in terms of concentration risk appetite is to ensure that its risk portfolio remains widely diversified from the perspective of its exposure to large risks, to certain markets and to specific products. This appetite is measured using three approaches (customers, products and sector) that include limits which are set as warning or control signals.
•
Market risk: the trading business is customer-centric. Checks are made to ensure that the limits proposed are consistent with the business budget. The metrics employed include VaR, management P&L and capital. VaR is established on the basis of the historical trend of losses, and is expressed as the amount used of management P&L up to a maximum percentage. Stress testing is also used.

Structural/market risks are linked to a conservative management of the Group’s assets and liabilities, liquidity and structural foreign exchange risk. The criteria and metrics used are described in detail in the corresponding sections below.
•
Operational and technology risk: the established risk appetite is monitored on the basis of daily management and mitigation, through the gross losses/gross income ratio, self-assessment questionnaires/risk maps, and management indicators.

•	Compliance and reputational risk: the appetite for this risk is deemed to be “zero”. Active reputational risk management policies are established through the corporate office set up for this purpose.
This risk is monitored using the following support indicators: 1) prevention of money laundering, 2) institutional relations with regulatory bodies, 3) codes of conduct for securities markets, 4) marketing of products, 5) MIFID regulations, 6) other: customer claims submitted to the Bank of Spain/supervisors, and data protection (Personal Data Protection Organic Law).

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
In 2010 the risk committee held 99 meetings, evidencing the importance that Santander Group attaches to the proper management of its risks.
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
In addition, both the executive committee and the board of directors of the Bank pay particular attention to the management of the Group’s risks.
The third deputy chairman of the Group is the person ultimately responsible for risk management and is a member of the board of directors and chairman of the risk committee. Two general risk units, which are independent of the business areas from both a hierarchical and functional standpoint, report to the third deputy chairman. The organizational and functional structure of these units is as follows:
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
•
A corporate structure, with global-reaching responsibilities (“all risks, all geographical areas”), which establishes the risk policies, methodologies and control systems: solvency, market and methodology.

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
The risks which are given particular consideration are: credit risk (including concentration and counterparty risks); market risk (including liquidity and structural interest rate and foreign currency risks); operational and technology risk; and compliance and reputational risk.
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
The integrated risk control function supports the risk committee by providing it with the best risk management practices.
The main features of the function are as follows:
•	Global and corporate scope: all risks, all businesses, all geographical areas;

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
Methodology and tools
The specific methodology and tools supporting this function have been developed internally, with a view to systematizing their operation and tailoring them to Santander’s particular needs. As a result, it is possible to formalize the implementation of this methodology, making it traceable and objectifiable. Both the methodology and the tools are articulated through the three modules referred to above for all the risks addressed:
Module 1) Testing or review guidelines have been defined for each risk, divided into control areas (e.g. corporate governance, organizational structure, management systems, management integration, technology environment, contingency plans and business continuity, etc.).
The Group performs the tests and gathers the relevant evidence assessed in the process -which enables it to standardize the control parameters of the various risks- on a yearly basis, with the inclusion of new tests if required. The supporting tool is the Risk Control Monitor, which serves as a repository for the findings of each test and of the related working papers. In addition, the position of each risk is reviewed every six months, monitoring the recommendations arising from the annual integrated risk control report.

Module 2) Senior management is provided with the relevant monitoring capacity in terms of an all-embracing view of the various risks assumed and their consistency with the pre-determined risk appetites.
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
In 2010:
(a) The second review cycle of the various risks was completed in close cooperation with the corporate risk control areas, and the management and control systems in place for these risks were tested and assessed. Areas for improvement were identified, giving rise to recommendations, with the related implementation schedule agreed upon with the areas involved, together with the half-yearly follow-up of the progress made with respect to the 2009 recommendations;
(b) Periodic reports were submitted to the board of directors and the executive committee, giving an integrated view of all the risks; and
(c) Work continued on extending the integrated risk control model to the Group’s main units.
Following is an analysis of the Group’s main types of risk: credit, market, operational and reputational risks.
3.	CREDIT RISK
3.1	Introduction to the treatment of credit risk
Credit risk is the possibility of loss stemming from the total or partial failure of our customers or counterparties to meet their financial obligations to the Group.
The specialization of Santander Group’s risk function is based on the type of customer and, accordingly, a distinction is made between individualized customers and standardized customers throughout the risk management process:
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
A.	Global credit risk map — 2010
The following table shows the global map of the credit risk, expressed in nominal amounts (with the exception of exposure in derivatives and repos, which is expressed in credit risk equivalent) to which the Group was exposed at December 31, 2010.

	SANTANDER GROUP — GROSS CREDIT RISK EXPOSURE
			Sovereign	Private	Credit inst.	Drawable
	Customer	Drawable by	fixed-income	fixed-income	& cent. bank	by credit	Derivatives &			Change/
Data in millions of euros	drawdowns	customers	(excl. trad.)	(excl. trad.)	drawdowns	institutions	Repos (CRE)	Total	%	Dec-09
SPAIN	277,583	61,492	26,956	7,674	19,260	1,484	32,644	427,092	35.4%	-3.0%

Parent bank	168,070	45,097	16,210	4,892	14,059	1,210	26,568	276,105	22.9%	-1.6%
Banesto	79,842	10,154	7,980	1,198	3,204	273	5,905	108,556	9.0%	-5.7%
Other	29,671	6,241	2,765	1,584	1,997	1	171	42,430	3.5%	-4.9%

REST OF EUROPE	320,158	42,791	6,022	9,163	34,224	1	16,167	428,525	35.5%	9.6%

Germany	21,879	295	0	111	694	0	6	22,984	1.9%	0.5%
Portugal	23,062	7,831	5,515	3,517	1,466	1	1,880	43,272	3.6%	11.6%
United Kingdom	242,864	32,154	145	5,431	31,380	0	13,650	325,624	27.0%	11.7%
Other	32,353	2,511	362	103	684	0	631	36,645	3.0%	-2.6%

LATIN AMERICA	136,084	63,200	25,602	3,745	31,544	6	10,926	271,106	22.5%	30.0%

Brazil	81,684	42,159	18,040	2,613	24,008	0	5,758	174,263	14.4%	32.0%
Chile	27,397	7,929	1,764	948	2,313	6	2,938	43,296	3.6%	24.8%
Mexico	14,621	11,508	3,977	2	3,431	0	1,822	35,361	2.9%	34.0%
Other	12,382	1,603	1,820	183	1,791	0	407	18,186	1.5%	18.5%

UNITED STATES	53,288	10,888	1,682	8,953	2,984	0	795	78,590	6.5%	16.8%

REST OF THE WORLD	747	102	1	1	158	0	0	1,009	0.1%	-33.9%

TOTAL GROUP	787,860	178,473	60,262	29,536	88,169	1,491	60,532	1,206,322	100%	8.8%

%/total	65.3%	14.8%	5.0%	2.4%	7.3%	0.1%	5.0%	100.0%

Change/Dec-09	6.9%	19.6%	1.2%	-24.0%	43.9%	9.4%	-0.7%	8.8%

Data at December 31, 2010, prepared on the basis of legal-entity criteria.
Balances drawn down by customers include contingent liabilities and exclude repos (EUR 1,395 million) and Other financial assets — Loans and advances to customers (EUR 12,406 million).
Total fixed-income excludes trading portfolio and investments of third-party insurance policyholders.
Balances with credit institutions and central banks include contingent liabilities and exclude repos, trading portfolio and Other financial assets. Of the total, EUR 65,351 million relate to balances with central banks.
CRE (Credit Risk Equivalent: net replacement value plus maximum potential value. Including mitigators).
2010 was characterized by moderate lending growth, reflecting the lower demand for credit. Credit risk exposure grew by 8.8% in year-on-year terms. 48% of this growth was due to the effect of fluctuations in the year in the exchange rates of the main currencies against the euro. The remainder was mostly accounted for, with similar growth rates, by the balances drawn down and drawable by customers and the balances drawn down by credit institutions.
Spain continues to be the most significant unit as regards credit risk exposure, albeit with a decline of 3% on December 2009. Other European countries represent more than one third of credit risk exposure. Particularly noteworthy in this respect is the presence in the United Kingdom. Taken as a whole, Europe, including Spain, represents 71% of the total exposure.
In Latin America, which accounts for 23% of the total, 96% of the credit risk exposure is rated investment-grade.
At 2010 year-end, exposure in the United States represented 6.5% of the total for the Group.
B.	Variations in aggregates in 2010
The changes in non-performing loans and the cost of credit reflect the impact of the deterioration of the economic environment, mitigated by prudent risk management, which generally enabled the Group to hold these data at levels lower than those of its competitors. As a result, the Group has a significant NPL coverage ratio.
The non-performing loans ratio stood at 3.55% in December 2010, up 31 basis points in the year, reflecting a slowdown in the growth experienced by this ratio in recent years. Non-performing loans fell at Santander Consumer Finance, Santander Brazil and Sovereign, but increased in the Group’s businesses in Spain. The NPL coverage ratio was 72.7%, as compared with a coverage ratio of 75.3% at 2009 year-end.
Specific credit loss provisions, net of recoveries of written-off assets, amounted to EUR 12,342 million, i.e. 1.56% of average credit risk exposure to customers (average lending plus off-balance-sheet exposures for the year), as compared with 1.57% in 2009.

							Specific Credit
							Loans
	Credit Risk		Non-				Provisions, Net
	Exposure to		Performing		Coverage		of RAWO **
	Customers *		Loans Ratio		Ratio		(Millions of		Cost of Credit
	(Millions of euros)		(%)		(%)		euros)		(% of risk)(3)
	2010	2009	2010	2009	2010	2009	2010	2009	2010 (2)	2009 (1)

Continental Europe	370,673	366,970	4.34	3.64	71.4	76.6	6,190	5,084	1.64	1.39
Santander Network	126,705	129,099	5.52	4.38	51.8	64.9	2,454	1,851	1.89	1.41
Banesto	86,213	86,681	4.11	2.97	54.4	64.1	1,272	737	1.52	0.89
Santander Consumer Finance	67,820	60,214	4.95	5.39	128.4	96.8	1,884	2,005	2.85	3.38
Portugal	32,265	34,501	2.90	2.27	60.0	64.6	105	95	0.30	0.27
United Kingdom	244,707	238,215	1.76	1.71	45.8	43.8	826	1,018	0.34	0.43
Latin America	149,333	117,146	4.11	4.25	103.6	105.2	4,758	5,053	3.53	4.44
Brazil	84,440	65,611	4.91	5.27	100.5	99.2	3,703	3,537	4.93	5.88
Mexico	16,432	12,676	1.84	1.84	214.9	264.4	469	824	3.12	6.13
Chile	28,858	21,384	3.74	3.20	88.7	89.0	390	402	1.57	1.98
Puerto Rico	4,360	4,132	10.59	9.60	57.5	53.3	143	89	3.22	1.99
Colombia	2,275	1,719	1.56	1.83	199.6	187.5	15	31	0.68	1.94
Argentina	4,097	2,936	1.69	2.60	149.1	141.0	26	91	0.72	2.99
Sovereign	40,604	38,770	4.61	5.35	75.4	62.5	479	578	1.16	—
Total Group	804,036	758,347	3.55	3.24	72.7	75.3	12,342	11,760	1.56	1.57

Memorandum item:
Spain	283,424	284,307	4.24	3.41	57.9	73.4	4,352	3,497	1.53	1.20

*	Including gross loans and advances to customers, guarantees, documentary credits and retail segment derivatives (CRE: EUR 2,375 million)

**	RAWO= Recoveries of assets written off.

(1)	Excluding Sovereign

(2)	Excluding the inclusion of AIG in Santander Consumer Finance Poland

(3)	(Specific provisions — recoveries of written-off assets)/Total average credit risk.
C.	Distribution of credit risk
Santander Group has a mainly retail profile (commercial banking represents 86.3% of its business) and its main portfolios consist of products secured with collateral (mortgages).
3.3	Metrics and measurement tools
A.	Credit rating tools
Since 1993 the Group has used proprietary internal rating or scoring models to measure the credit quality of a given customer or transaction. Each rating or score relates to a certain probability of default or non-payment, determined on the basis of the Group’s historical experience, with the exception of certain portfolios classified as low default portfolios. More than 300 internal rating or scoring models are used in the Group’s loan approval and risk monitoring process.
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
For individualized corporates and institutions, the parent of Santander Group has defined a single methodology for the construction of a rating in each country, based on an automatic module which includes the initial participation of the analyst that can be supplemented subsequently if required. The automatic module determines the rating in two phases, a quantitative phase and a qualitative phase. The latter is based on a corrective questionnaire which enables the analyst to modify the automatic score by up to ±2 rating points. The quantitative rating is determined by analyzing the credit performance of a sample of customers and the correlation with their financial statements. The corrective questionnaire consists of 24 questions divided into 6 assessment areas. The automatic rating (quantitative + corrective questionnaire) may in turn be modified by the analyst by overwriting it or using a manual scoring module.

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
In the course of 2010 the quantitative rating module for wholesale banking was recalibrated and new expert rating models were developed for funds, management companies and LBOs (leveraged buy-outs).
For standardized risk portfolios, of both legal entities and individuals, the Group has scoring tools that automatically assign a score to proposed transactions.
These loan approval systems are supplemented by performance rating models. These tools provide enhanced predictability of the risk assumed and are used for preventive and marketing activities.
B.	Credit risk parameters
The assessment of customers or transactions using rating or scoring systems constitutes a judgment of their credit quality, which is quantified through the probability of default (PD).
In addition to customer assessment, the quantification of credit risk requires the estimation of other parameters, such as exposure at default (EAD) and the percentage of EAD that will not be recovered (loss given default or LGD). Therefore, other relevant factors are taken into account in estimating the risk involved in transactions, such as the quantification of off-balance-sheet exposures, which depends on the type of product, or the analysis of expected recoveries, which is related to the guarantees provided and other characteristics of the transaction: type of product, term, etc.
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
For portfolios with scant internal default experience, such as banks, sovereign risk or global wholesale banking, estimates of the risk parameters (PD, LGD and EAD) are based on alternative sources: market prices or studies conducted by external agencies gathering the shared experience of a sufficient number of entities. These portfolios are known as low default portfolios.
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
The parameters estimated for global portfolios are the same for all the Group’s units. Therefore, a financial institution with an 8.5 rating will have the same PD, regardless of the Group unit in which its exposure is accounted for. By contrast, the retail portfolios have specific rating and scoring systems in each of the Group’s units, which require separate estimates and specific assignment of parameters in each case.

The parameters are then assigned to the units’ on-balance-sheet transactions in order to calculate the expected losses and the capital requirements associated with their exposure.
C.	Global rating scales
For regulatory capital calculation purposes the following tables are used, which assign PD on the basis of internal rating ranges, with a minimum value of 0.03%.

Wholesale banking		Banks		Sovereign risks
Internal rating	PD	Internal rating	PD	Internal rating	PD
8.5 to 9.3	0.030%	8.5 to 9.3	0.030%	8.5 to 9.3	0.030%
8.0 to 8.5	0.049%	8.0 to 8.5	0.039%	8.0 to 8.5	0.045%
7.5 to 8.0	0.077%	7.5 to 8.0	0.066%	7.5 to 8.0	0.072%
7.0 to 7.5	0.123%	7.0 to 7.5	0.111%	7.0 to 7.5	0.115%
6.5 to 7.0	0.195%	6.5 to 7.0	0.186%	6.5 to 7.0	0.184%
6.0 to 6.5	0.311%	6.0 to 6.5	0.311%	6.0 to 6.5	0.293%
5.5 to 6.0	0.494%	5.5 to 6.0	0.521%	5.5 to 6.0	0.468%
5.0 to 5.5	0.786%	5.0 to 5.5	0.874%	5.0 to 5.5	0.746%
4.5 to 5.0	1.251%	4.5 to 5.0	1.465%	4.5 to 5.0	1.189%
4.0 to 4.5	1.989%	4.0 to 4.5	2.456%	4.0 to 4.5	1.896%
3.5 to 4.0	3.163%	3.5 to 4.0	4.117%	3.5 to 4.0	3.022%
3.0 to 3.5	5.031%	3.0 to 3.5	6.901%	3.0 to 3.5	4.818%
2.5 to 3.0	8.002%	2.5 to 3.0	11.569%	2.5 to 3.0	7.681%
2.0 to 2.5	12.727%	2.0 to 2.5	19.393%	2.0 to 2.5	12.246%
1.5 to 2.0	20.241%	1.5 to 2.0	32.509%	1.5 to 2.0	19.524%
Less than 1.5	32.193%	Less than 1.5	54.496%	Less than 1.5	31.126%
These PDs are applied consistently across the Group in keeping with the global management of these portfolios. As can be seen, although the PD assigned to the internal rating is not exactly the same for the same rating in the various portfolios, it is very similar in the tranches where most exposure is concentrated, i.e. in the rating tranches above 6.

D.	Distribution of EAD and associated expected loss (EL)
The table below details the distribution, by segment, of the outstanding credit risk exposure in terms of EAD, PD, LGD and EL. Approximately 77% of total risk exposure to customers (excluding sovereign and counterparty risks and other assets) relates to the corporate, SME and individuals segments, which reflects the commercial orientation of Santander Group’s business and risks. The expected loss arising from customer exposure is 1.39%, as compared with 1.10% for the Group’s total credit risk exposure, and, accordingly, the profile of the credit risk assumed can be classified as medium-low.

	Segmentation of credit risk exposure
				Average
	EAD (1)%		Average PD	LGD	EL

Sovereign debt	160,764	15.38%	0.14%	10.64%	0.01%
Banks and other financial institutions	63,264	6.05%	0.41%	74.94%	0.31%
Public sector	12,539	1.20%	0.73%	12.01%	0.09%
Corporate	154,725	14.80%	0.90%	37.40%	0.34%
SMEs	172,547	16.51%	5.79%	31.50%	1.83%
Mortgage loans to individuals	312,865	29.93%	3.20%	7.44%	0.24%
Consumer loans to individuals	119,921	11.47%	8.69%	54.57%	4.74%
Credit cards — individuals	31,193	2.98%	5.46%	63.74%	3.48%
Other assets	17,361	1.66%	1.83%	28.09%	0.51%
Memorandum item — customers (2)	803,791	76.90%	4.18%	33.31%	1.39%

Total	1,045,180	100.00%	3.29%	33.44%	1.10%

Data at December 2010

(1)	Excluding doubtful assets

(2)	Excluding sovereign debt, banks and other financial institutions and other assets
3.4.	Observed loss: measures of cost of credit
To supplement the use of the advanced models described above, other habitual measures are used to facilitate prudent and effective management of credit risk based on observed loss.
The cost of credit risk at Santander Group is measured using different approaches: variation in non-performing loans in the recovery process (ending doubtful assets — beginning doubtful assets + assets written off — recovery of assets written off), net credit loss provisions (provisions to specific allowances — recovery of assets written off) and net assets written off (assets written off — recovery of assets written off).
The general trend in recent years has been for Santander to keep the cost of credit at low levels. In 2010 the cost of credit, which was down slightly by one basis point, was the result of the continuing appreciable deterioration of the economic climate and the retail portfolio mix which, albeit with a higher expected loss, displayed higher direct and indirect returns and a more predictable risk profile. The retail portfolios performed well in 2010, particularly in Latin America, which resulted in the containment of the amounts recognized as provisions.
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
In the case of standardized risks, the risk limits are planned and set using a credit management programme (PGC, using the Spanish acronym), a document agreed upon by the business areas and the risk units and approved by the risk committee or its delegated committees, which contains the expected results of transactions in terms of risk and return, as well as the limits applicable to the activity and the related risk management.
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
In order to ensure adequate credit quality control, in addition to the tasks performed by the internal audit division, the risk unit has a specific risk monitoring function, consisting of local and global teams, to which specific resources and persons in charge have been assigned.
This monitoring function is based on an ongoing process of permanent observation to enable early detection of any incidents that might arise in the evolution of the risk, the transactions, the customers and their environment, with a view to adopting mitigating actions. The risk monitoring function is specialized by customer segment.
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
Credit risk exposure in Spain
a.	Portfolio overview
At 2010 year-end, Santander Group’s credit portfolio in Spain amounted to EUR 236,000 million. If to this figure we add mainly guarantees and documentary credits, the total credit risk exposure of Santander’s businesses in Spain was EUR 283,424 million, 35% of the total for the Group, displaying an appropriate level of diversification, in terms of both products and customer segments.
The non-performing loans ratio stood at 4.24% at the end of 2010, with NPLs concentrated mostly in the sectors most affected by the deterioration of the economic climate. This ratio, although higher than that published in 2009, reflects a slowdown in the growth trend, the result of the stable behavior in 2010 of the NPL ratios of a large proportion of the portfolios composing the Group’s lending in Spain.
The total allowances available for the possible losses arising from these loans represent a coverage ratio of 58%.
Additionally, in accordance with Bank of Spain regulations and instructions, the Group classifies as substandard any performing loans for which there is no reason to classify them as doubtful, but which exhibit a weakness which might give rise to defaults and losses in the future, because the customers concerned are the weakest of a certain group or sector that has been affected by extraordinary higher-risk circumstances. The loans classified in this category total EUR 10,808 million.
b.	Analysis of the home purchase loan portfolio
In compliance with Bank of Spain guidelines for enhanced transparency of market disclosures in relation to the property market, following is a breakdown of the home purchase loans granted to households by the Group’s main businesses in Spain. This portfolio, which is one of the most important, amounted to EUR 61,936 million (EUR 61,387 million of which were secured by mortgages) at 2010 year-end, accounting for 26% of total lending in Spain.

	Gross	Of which:
Millions of euros	amount	Doubtful
Home purchase loans	61,936	1,388
Without mortgage guarantee	549	30
With mortgage guarantee	61,387	1,358
The non-performing loans ratio of the mortgage loan portfolio reflected a substantial improvement at the end of 2010, in an adverse macroeconomic environment, falling to 2.2% from 2.5% at 2009 year-end.
The specific characteristics of the home purchase mortgage loan portfolio in Spain result in a medium-low risk profile and limited prospects of additional impairment:
•	All mortgage transactions include principal repayments from the very first day.

•	Habitual practice of early repayment, as a result of which the average life of transactions is much shorter than the contractual term.

•	Debtors provide all their assets as security, not just the home.

•	Most of the mortgages are floating rate loans with fixed spreads tied to Euribor.

•	High quality of collateral: 94% of the portfolio relates to financing provided for principal residence purchases.

•	85% of the portfolio has an LTV of less than 80%.

•	Stable average effort ratio at around 29%.

Total LTV Ranges
In millions of euros	LTV < 50%	50% < LTV < 80%	80% < LTV < 100%	LTV > 100%
Gross amount	20,583	31,519	8,299	986
Of which: Doubtful	247	638	440	33
Loan-to-value ratio: ratio of the principal amount of the loan to the appraised value of the mortgaged asset. Using management criteria, the average LTV of the residential mortgage portfolio for individuals is 50.5%.
c.	Financing granted for construction and property development for real estate purposes
The portfolio relating to this sector, defined in accordance with the Bank of Spain’s purpose-based classification guidelines, amounted to EUR 27,334 million in Spain, representing 3.7% of the Group’s total lending, and reflected a significant decrease in comparison with previous years (12% with respect to 2009 and 27% with respect to 2008, on a like-for-like basis). This represents a market share of approximately 10% in construction and property development for real estate purposes, substantially lower than the market share of the Group’s businesses in Spain taken as a whole (15%).
The reduction of the risk exposure to this sector was due largely to the introduction of an approval policy for new loans adapted to the situation of the sector, which resulted in the repayment of outstanding loan transactions, and to the proactive management of existing risks.

		Excess over	Specific
	Gross amount	collateral value	allowance
In millions of euros	Total	Total	Total
1) Loans recognized (gross exposure) (1)	27,334	13,296	1,890
1.1) Of which: Doubtful	4,636	2,391	1,321
1.2) Of which: Substandard	4,932	2,715	569

- Total collective coverage (total businesses in Spain)			768
- Written-off assets	589

(1)	By loan purpose
At 2010 year-end, the non-performing loans ratio of this portfolio was 17%, mirroring the downturn experienced by the sector. With respect to the EUR 9,568 million classified as doubtful and substandard loans, more than 75% of the related transactions are with debtors who are current in their payments. The coverage ratio stood at 28%.
The exposure to the construction and property development for real estate purposes sector includes a high proportion of mortgage loans (EUR 21,210 million, representing 78% of the portfolio), the detail being as follows:

Millions of euros – December 2010	Credits: Gross
1. Without mortgage guarantee	6,124

2. With mortgage guarantee	21,210

2.1 Completed buildings	12,709
2.1.1 Residential	5,247
2.1.2 Other	7,462
2.2 Buildings under construction	2,548
2.2.1 Residential	1,991
2.2.2 Other	558
2.3 Land	5,953
2.3.1 Developed land	3,678
2.3.2 Developable land	2,023
2.3.3 Other land	252

TOTAL	27,334

A product of particular relevance in the property development portfolio is the developer mortgage loan for housing construction, exposure to which totalled EUR 9,854 million at 2010 year-end, approximately 1.3% of Santander Group’s total lending. Exposure to this product decreased by 9.3% in 2009 and fell by an even higher rate in 2010 (20%).
At year-end, this portfolio had a high level of customer granularity, low concentration and an adequate level of collateral and allowances.
The analysis of the portfolio distribution, by stage of the work in progress of the financed developments, is as follows:
•	Developments with completed work / certificate of final completion obtained: 72.5% of outstanding risk.

•	Developments with a percentage of completion of more than 80%: 12.8% of outstanding risk.

•	Developments with a percentage of completion of between 50 and 80%: 3.1% of outstanding risk.

•	Percentage of completion of less than 50%: 11.5%.
The detail of the stages of completion of the property developments shows that nearly 85% of the financed developments of this kind are complete or are close to completion, thus having overcome the construction risk.
Policies and strategies in place for the management of these risks
The policies in force for the management of this portfolio, which are reviewed and approved on a regular basis by the Group’s senior management, are currently geared towards reducing and securing the outstanding exposure, albeit without neglecting any viable new business that may be identified.
In order to manage this credit risk exposure, Santander Group has specialist teams whose functions are not restricted to the risk units, but rather supplement risk management and embrace the entire life-cycle of these transactions: their commercial management, their legal treatment, their possible future recovery management, etc.
The Group’s anticipatory management of these risks enabled it to significantly reduce its exposure (down 27% from 2008 to 2010), and it has a granular, geographically diversified portfolio in which the financing of second residences accounts for a very small proportion of the total. Mortgage financing provided for non-urban land accounts for a small percentage (4.2%) of the mortgage exposure to land transactions; the remainder relates to land already classified as urban or developable and which can therefore be developed.
In the case of financing projects for housing whose construction is already complete, the significant reduction of exposure (-20% in 2010) was achieved through various different measures. Alongside the efforts of the existing specialist marketing channels, a series of campaigns were conducted which, supported by teams of managers specifically assigned to this function, in the case of the Santander Network were directly supervised by the recovery business area. The direct management of these campaigns with developers and purchasers, applying policies of sale price reduction and adaptation of financing conditions to buyers’ needs, made it possible to subrogate existing loans. These subrogations enable the Group to diversify its risk in a business segment that displays a clearly lower non-performing loans ratio.
The loan approval processes are managed by specialist teams which, working in direct coordination with the sales teams, have a set of clearly defined policies and criteria:
•	Developers with an ample solvency profile and proven experience in the market.

•	Strict criteria regarding the specific parameters of the transactions: exclusive financing for the construction cost, high percentages of accredited sales, principal residence financing, etc.

•	Support of financing of government-subsidized housing, with accredited sales percentages.

•	Restricted financing of land purchases, subject to the restoration of a sufficient level of coverage in existing financing arrangements or to the obtainment of increased collateral.
In addition to the permanent control performed by its risk monitoring teams, the Group has a specialist technical unit that monitors and controls this portfolio with regard to the stage of completion of construction work, planning compliance and sales control, and validates and controls progress billing payments. Santander has created a set of specific tools for this function. All mortgage distributions, drawdowns of any kind, changes in grace periods, etc., are authorized centrally.

In the case of construction-phase projects that are experiencing difficulties of any kind, the policy adopted is to ensure completion of the construction work so as to obtain completed buildings that can be sold in the market. To this end, each project is analyzed individually so that the most effective set of measures can be adopted in each case (supplier payment structures guaranteeing completion of the construction work, establishment of specific drawdown schedules, etc.)
In those cases requiring analysis of some kind of restructuring of the outstanding exposure, the restructuring is conducted jointly by the risk unit and the recovery business area, in advance of any default situations, applying criteria aimed at endowing projects with a payment structure that facilitates their successful completion. These restructuring transactions are authorized centrally by expert teams, thus ensuring the application of strict criteria consistent with the principles of prudence governing the Group’s risk management. Any potential losses are recognized in accordance with Bank of Spain rules, when they are identified and the positions are classified and the related provisions recognized without waiting for the related default to occur.

Management of on-balance-sheet property assets is conducted through companies specializing in the sale of real estate (Altamira Santander Real Estate, S.A. and Promodomus Desarrollo de Activos, S.L.) and is supplemented by the commercial network structure. The assets are sold with price reductions in keeping with the market situation.
d.	Acquired and foreclosed assets
One of the mechanisms employed in Spain to ensure the efficient management of the portfolio is the purchase and foreclosure of property assets.
The Group considered acquisition to be an efficient tool for the resolution of defaulted loans, as compared with the various legal proceeding routes open to it, the main reasons being as follows:
•	Immediate availability of the assets, as opposed to the longer duration of legal proceedings.

•	Cost saving.

•	Enhanced viability of companies as a result of the injection of liquidity for their business activity.

•	Reduction of potential loss in value of the loans to these customers.

•	Reduced exposure and expected loss.
The detail of the assets acquired and foreclosed by the Group’s main businesses in Spain at 2010 year-end is as follows:
SPAIN: ACQUIRED AND FORECLOSED ASSETS (millions of euros)

	Gross carrying	Of which:	Net carrying
	amount	Allowance	amount	% covered
Property assets from loans to construction and property development companies	5,396	1,790	3,606	33%
Of which:
Completed buildings	1,093	268	825	25%
Residential	714	175	539	25%
Other	379	93	286	25%
Buildings under construction	564	139	425	25%
Residential	562	138	424	25%
Other	2	1	1	25%
Land	3,740	1,383	2,357	37%
Developed land	2,235	775	1,460	35%
Developable land	1,308	521	787	40%
Other land	197	87	110	44%
Property assets from home purchase mortgage loans to households	1,506	369	1,137	25%
Other foreclosed property assets	607	154	453	25%
Equity instruments of, ownership interests in and financing provided to non-consolidated companies holding these assets	840	438	402
In 2010 net additions to acquired and foreclosed assets fell by 44% due to a combination of lower gross additions (-20%) and a significant increase in disposals (+31%). Management of on-balance-sheet property assets is conducted through companies specializing in the sale of real estate and is assisted by the commercial network structure, which enables these assets to be sold in the market with acceptable levels of losses.

Thousands of millions of euros

	2009	2010

Gross additions	2.5	2.1	-20%
Disposals	0.8	1.1	31%
Difference	1.7	1.0	-44%
Of the total figure, 41% relates to completed buildings that are available for sale, and 95% of total land assets are developed or developable land, which has a level of coverage of 37%.
Refinancing
Refinancing is one of the management tools established to adapt the maturity structure of loan principal and interest to customers’ revised payment capacity.
At Santander Group, refinancing is confined, with stringent and selective criteria, to transactions:
•	that are viable and whose initial impairment is not very severe,

•	in which customers have a willingness to pay,

•	that improve the Bank’s position in terms of expected loss, and

•	in which refinancing does not discourage an additional effort by customers.
The Group’s corporate refinancing policy ensures uniform and strict application of these criteria across the various units:
•	The overall exposure to the customer is assessed, regardless of the situation of each individual contract, and the highest possible level of guarantees is assigned to all the customer’s risks.

•	The exposure to the customer is not increased.

•	All the alternatives to refinancing and their impacts are assessed, making sure that the results of this solution exceed those which would foreseeably be obtained if no refinancing were performed.

•	Special attention is paid to the guarantees and the possible future changes in their value.

•	Its use is restricted, and priority is given to the restructuring of loans that requires an additional effort from customers, and actions that only postpone the problem are avoided.

•	Restructured transactions are subject to special monitoring, which continues until the debt has been repaid in full.

•	For individualized customers, a detailed, case-by-case analysis is performed, in which the use of expert judgment makes it possible to establish the most suitable conditions.
In addition to the close monitoring of these portfolios by the Group’s risk management teams, the competent supervisory authorities and Santander Group’s internal audit pay special attention to the control and appropriate assessment of refinanced portfolios.
Refinancing does not entail the release of provisions and the risk continues to be classified as doubtful, unless:
•
The criteria established in Bank of Spain Circular-based regulations are met (i.e. collection of ordinary interest outstanding and, in any case, provision of new effective guarantees or reasonable assurance of payment capacity);

•
The precautionary provisions included, using the principle of prudence, in the Group’s corporate policy are met (sustained payment for a period of between three and twelve months, depending on the transaction features and the type of guarantee).

In the case of Spain (commercial networks of Santander plus Banesto), at 2010 year-end the balance of transactions refinancing exposures previously accounted for as doubtful assets amounted to EUR 2,258 million, of which EUR 1,675 million related to corporate transactions and EUR 583 million to individuals.
Of the total refinanced amount, EUR 1,313 million met the requirements for reclassification as standard risk defined by the Bank of Spain in Annex IX of Circular 4/2004.
At 2010 year-end, a high percentage (84%) of these refinanced transactions were performing normally with respect to compliance with the related payment obligations.

Analysis of the mortgage portfolio in the United Kingdom
With regard to standardized exposures, in addition to the loan portfolio in Spain, the mortgage loan portfolio in the United Kingdom is particularly noteworthy because of its significance with respect to Santander Group’s total lending.
This portfolio is composed entirely of first-mortgage loan transactions on properties located throughout the United Kingdom, since transactions involving second or successive liens on the mortgaged properties are no longer originated.
Geographically speaking, the credit risk exposure is concentrated mainly in the Greater London area, where housing price indices reflect a more stable behavior, even in times of economic slowdown.
All properties are appraised by authorized valuers prior to the approval of the transaction, in accordance with the Group’s risk management principles and in keeping with the methodology defined by the Royal Institution of Chartered Surveyors.
The portfolio performed favorably in 2010, achieving a non-performing loans ratio of 1.41% at year-end (2009: 1.52%), the result of both the ongoing monitoring and control of the portfolio and the strict credit policies in place, which include, among other measures, a maximum loan-to-value ratio with respect to the properties securing the loans. On the basis of these policies, since 2009 no mortgages with an LTV of more than 100% have been granted, and a mere 0.1% of the mortgages granted in the same period have an LTV of more than 90%; as a result, the average LTV ratio stands at 51%.
There is no risk appetite for loans deemed to be “high risk” (subprime mortgages) and, therefore, the credit risk policies in force expressly prohibit the granting of loans of this kind, establishing stringent credit quality requirements for both transactions and customers. Buy-to-let mortgage loans, which have the highest risk profile, represent a scant percentage (barely 1%) of the total portfolio amount.
Another indicator of the sound performance of the portfolio is the small volume of foreclosed properties, which amounted to EUR 143 million at 2010 year-end, representing just 0.07% of total mortgage exposure. The efficient management of foreclosures, coupled with the existence of a dynamic market in which foreclosed homes can be sold in a short space of time, contributes to the good results achieved.
E.	Risk control function
Supplementing the management process, the risk control function obtains a global view of the Group’s loan portfolio, through the various phases of the risk cycle, with a level of detail sufficient to permit the assessment of the current situation of the exposure and any changes therein.
The aim of the control model is to assess the solvency risk assumed in order to detect any areas requiring attention and to propose measures to correct any possible impairment. Therefore, it is essential that the control activity itself be accompanied by an analysis component aimed at facilitating a proactive approach to the early detection of problems and the subsequent recommendation of action plans.
Any variances in the Group’s risk exposure from budgets, limits and benchmarks are controlled on an ongoing and systematic basis, and the impacts of these variances in certain future situations, both of an exogenous nature and those arising from strategic decisions, are assessed in order to establish measures that place the profile and amount of the loan portfolio within the parameters set by the Group.
The risk control function is performed by assessing risks from various complementary perspectives, the main pillar being control by geographical location, business area, management model, product and process, thus facilitating the detection of specific areas of action requiring decision-making.
One of the focal points in 2010 was to strengthen the vision of the various units from a local control perspective, obtaining in-depth knowledge of their business contexts, legislation, strategies, local regulations and changes in their portfolios. Also, the uniformity of the control model was consolidated by establishing standards in the data flow, its portfolio-based analysis and the monitoring of the main management metrics, which facilitate the ongoing measurement of the exposure of each of the business segments.
In 2006, within the corporate framework established in the Group for compliance with the Sarbanes-Oxley Act, a corporate tool was made available on the Group’s intranet for the documentation and certification of all the subprocesses, operational risks and related mitigating controls. The risk division assesses annually the efficiency of the internal control of its activities.

Scenario analysis
As part of its ongoing risk monitoring and control process, the Group performs simulations of the performance of its portfolio in various adverse and stress scenarios (stress testing). This enables the Group to assess its capital adequacy in the event of certain future circumstantial situations. These simulations are performed systematically on the Group’s most important portfolios in accordance with a corporate methodology which:
•	Calculates the sensitivity of the credit risk parameters (PD and LGD) to certain macroeconomic variables.
•	Designs benchmark scenarios (at global level and for each of the Group units).
•
Identifies “break-off scenarios” (the levels above which the sensitivity of the risk factors to macroeconomic variables is more accentuated) and the distance of these break-off scenarios from the current situation and the benchmark scenarios.

•	Estimates the expected loss associated with each of the set scenarios and the changes in the risk profile of each portfolio in response to changes in certain macroeconomic variables.
The simulation models used by the Group rely on data from a complete economic cycle to calibrate the behavior of the credit risk parameters in response to changes in the macroeconomic variables.
In the wholesale banking area, since low-default portfolios are involved, there is not sufficient historical default data available to perform the calibration and, therefore, expert judgment is used.
The scenarios are developed from the standpoint of each unit and the Group as a whole. The main macroeconomic variables contained in these scenarios are as follows:
•	Unemployment rate

•	Housing prices

•	GDP

•	Interest rate

•	Inflation
The scenario analysis enables senior management to gain a clearer understanding of the foreseeable performance of the portfolio in response to changing market and circumstantial conditions and it is a basic tool for assessing the adequacy of the provisions recognized to cater for stress scenarios.
The analyses performed, in both base and acid scenarios, for the Group as a whole and each of the units, over a five-year horizon, demonstrate the strength of the balance sheet in the various projected market and macroeconomic scenarios.
EU stress tests
With a view to increasing confidence in European financial institutions and enhancing the transparency and uniformity of the financial information disclosed to the market, the Committee of European Banking Supervisors (CEBS) published the results of the stress tests conducted in the first half of 2010 on 91 banking groups representing at least 50% of the domestic banking systems of 20 European countries.
Performed in coordination with the European Central Bank and the European Commission, as scenario design providers, and with the national banking authorities, as the bodies ultimately responsible for conducting the analyses, the CEBS stress tests assessed the level of capital that the institutions would achieve in 2011, and the changes therein with respect to 2009 year-end (the starting point), in two different scenarios: a benchmark stress scenario and an adverse stress scenario including the impact of sovereign debt shocks.
In the case of Santander, this stress test exercise demonstrated the strength and validity of its business model. In the most adverse scenario, the Group is able to report a profit, distribute dividends and continue to generate capital, maintaining its Tier 1 capital intact at 10.0%, with a capital surplus of EUR 23,131 million, compared with the 6% benchmark threshold.

F.	Loan recovery
In 2010 recovery management continued to be one of the strategic cornerstones of the Bank’s risk management.
For the performance of this function, which is essentially a business activity, the Bank has in place a corporate management model which defines the general operating guidelines. These guidelines are applied in the various geographical areas in which the Bank is present, adapted as required to suit the local business models and the economic situation of the respective environments.
Fundamentally, this corporate model establishes management procedures and circuits on the basis of customer characteristics, distinguishing between a mass management approach using multiple channels and a more personalized management through the assignment of specific managers.
Thus, based on this management segmentation, various mechanisms were established to ensure the recovery management of default customers from the earliest stages of arrears to the ultimate write-off of the debt. In this connection, the actions taken by the recovery function vis-à-vis customers commence on the first day of non-payment of the debt and end when the debt has been paid or has returned to performing status. In some segments preventative management of customers is performed before they fall into arrears.
Loan recovery, thus conceived as an integrated business, is based on an ongoing review of management processes and methodology. It is supported by all the Group’s resources, with the participation and cooperation of other areas (Commercial, Resources, Technology, Human Resources), and technological solutions for enhanced effectiveness and efficiency are developed.
Santander pays the utmost attention to the development of talent. The Recoveries unit has a practical hands-on training programme that aims to broaden participants’ knowledge, facilitate the exchange of ideas and best practices and further the teams’ professional development, and at all times seeks to integrate the recovery process into the Group’s ordinary commercial activity.
In 2010, as a result of all these measures adopted to ensure an effective recovery process, the Group was able to improve its non-performing loan recovery ratios and contain the amount of new NPLs, which translated into a considerable reduction of managed NPLs with respect to those recorded in 2009, a trend which was observed in most of the Group’s business units.
2010 also witnessed good results in the recovery of written-off assets, actions having been undertaken both at the level of each default customer and through an active management of the loan portfolios. All the above made it possible to increase loan recoveries in 2010.
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
The Group is subject to Bank of Spain regulations on “large exposures”. In accordance with Bank of Spain Circular 3/2008, no exposure to a single individual or economic group, including all types of credit and equity risks, should exceed 25% of the Group’s capital. Also, the total amount of large exposures (defined as those exceeding 10% of eligible capital) may not exceed eight times the Group’s capital. Exposures to governments and central banks belonging to the OECD are excluded from this treatment.
At December 31, 2010, there was only one economic group with respect to which the Group’s exposure exceeded 10% of capital: a Spanish multinational group with an internal rating equal to “A-“, exposure to which represented 11.09% of capital. Following the application of risk mitigation techniques and the regulations applicable to large exposures, the percentage stood at 9.28% of eligible capital.
At December 31, 2010, the Group’s credit exposure to the top 20 borrower financial groups, excluding AAA-rated governments and sovereign bonds denominated in local currency, accounted for 6.0% of the credit risk exposure to customers (lending plus off-balance-sheet exposures).
From a sector-based standpoint, the distribution of the corporate portfolio is adequately diversified.

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
B.	Credit risk from financial market operations
This concept includes the credit risk arising in treasury operations with customers, mainly credit institutions. These operations are performed using both money market financing products arranged with various financial institutions and products intended to provide service to the Group’s customers.
Risk control is performed using an integrated, real-time system that enables the Group to know at any time the unused exposure limit with respect to any counterparty, any product and maturity and at any Group unit.
Credit risk is measured at its current market value and its potential value (exposure value considering the future variation in the underlying market factors). Therefore, the credit risk equivalent (CRE) is defined as the sum of net replacement value plus the maximum potential value of the contracts in the future. Calculations are also performed of capital at risk or unexpected loss (i.e. the loss which, once the expected loss is subtracted, constitutes the economic capital, net of guarantees and recoveries).
The total credit risk exposure to credit institutions from financial market operations stands at 63.2%. By type of product, 52.3% relates to derivative transactions, mainly products without optionality, and the remaining 47.7% to liquidity and traditional financing products.
Derivative transactions are concentrated on counterparties with high credit ratings and, therefore, 62.8% of the risk exposure is to counterparties with a credit rating of A- or above. In 2010 the total exposure arising from these transactions in terms of credit risk equivalent was EUR 46,893 million.
Distribution of OTC-derivative credit risk exposure by counterparty rating

RATING	%
AAA	11.6%
AA	9.7%
A	41.5%
BBB	21.3%
BB	13.3%
B	1.6%
Other	0.9%
The distribution of the credit risk exposure arising from derivatives, by counterparty, is as follows: 41% to banks, 34% to large corporations and 10% to SMEs.
With respect to the geographical distribution of the risk exposure, 18% is to Spanish counterparties, 20% to UK counterparties (operations performed mainly by Santander UK) and 29% to other European countries, 9% to the United States and 16% to Latin America.

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
The risk inherent to these transactions is controlled using a wide array of limits such as VaR, nominal value by rating, sensitivity to spread by rating and name, sensitivity to recovery rate and sensitivity to correlation. Jump-to-default limits are also set by individual name, geographical area, sector and liquidity.
At December 31, 2010, for the Group’s trading operations, the sensitivity of credit transactions to increases of 1 basis point in spreads was EUR -1.5 million and the average annual VaR amounted to EUR 17.2 million. This last-mentioned measure increased with respect to 2009 due to the higher volatility of the credit spreads quoted in the market.
In notional terms, the position in CDSs includes protection purchased for EUR 89,127 million and protection sold for EUR 79,764 million.
C.	Country risk
Country risk is a credit risk component inherent in all cross-border credit transactions due to circumstances other than ordinary commercial risk. Its main elements are sovereign risk, transfer risk and other risks that can affect international financial operations (war, natural disasters, balance of payments crises, etc.).
At December 31, 2010, the country risk exposure for which allowances must be recorded amounted to EUR 435 million, EUR 37 million of which related to intra-Group transactions. At 2009 year-end, the total regulatory country risk exposure amounted to EUR 444 million. The allowance recognized in this connection at 2010 year-end amounted to EUR 69 million, as compared with EUR 65 million at 2009 year-end.
The Group’s country risk management policies continued to adhere to a principle of maximum prudence, and country risk is assumed, applying highly selective criteria, in transactions that are clearly profitable for the Group and bolster its overall relationship with its customers.
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
At December 31, 2010, the sovereign risk was distributed among Europe (56.1%), Latin America (37.7%), United States (5.1%) and other regions (1.0%). Noteworthy were the contributions from the United Kingdom (27.2%) and Spain (21.2%) in Europe and from Brazil (27.1%) and Mexico (6.0%) in Latin America. The rise in this risk with respect to the figure at 2009 year-end reflects mainly the increase in balances with central banks in the United Kingdom, Brazil and the United States, which was partially offset by the reduction of Spanish government debt securities in the trading and banking books.
The percentage sovereign risk exposure to the peripheral countries of Europe was small with respect to the total portfolio: Portugal (2.4%), Italy (0.3%), Ireland (0.2%) and Greece (0.1%).
As regards Latin America as a whole, the sovereign risk exposure arose mainly from the subsidiary banks’ obligations to make certain deposits at the related central banks and from the fixed-income portfolios held as part of the structural interest rate risk management strategy. These exposures are taken in local currency and are financed out of local customer deposits, also denominated in local currency. The exposures to the sovereign risk of Latin American issuers denominated in currencies other than the official currency of the issuer country totalled EUR 1,812 million, which accounts for 2.7% of the total sovereign risk exposure to Latin American issuers.
E.	Environmental risk
The environmental risk analysis of credit transactions is one of the main features of the strategic corporate social responsibility plan. The analysis is founded on two major cornerstones:
•
The Equator Principles: an initiative of the International Finance Corporation of the World Bank. These principles constitute an international standard for the analysis of the social and environmental implications of project finance transactions. The adoption of these principles involves the commitment to assess, using a sequential methodology, the social and environmental risks of the projects financed:

•
For transactions amounting to USD 10 million or more, an initial general questionnaire is completed, designed to establish the social and environmental risks of the project (which is classified, from higher to lower risk, into category A, B or C, respectively) and the degree of compliance of the transaction with the Equator Principles.

•	For projects classified into the highest-risk categories (categories A and B), a more exhaustive questionnaire is completed, which is adapted according to the business sector involved.

•
Depending on the category and location of the projects, a social and environmental audit is conducted (by independent external advisers). To this end, specific questionnaires have been developed for the sectors in which the Bank is most active. Furthermore, the Bank organizes social and environmental training courses for both its risk management teams and the heads of its business units.

•
The VIDA tool: implemented since 2004, the main aim of this tool is to assess the environmental risk of both current and potential customer companies, using a system that classifies each of the companies into one of seven categories, depending on the degree of environmental risk incurred. In 2010, 41,306 companies in Spain were assessed using this tool.

4.	MARKET RISK
4.1	Activities subject to market risk
The measurement, control and monitoring of the market risk area comprises all operations in which net worth risk is assumed. This risk arises from changes in interest rates, exchange rates, equity prices, credit spreads and commodity prices and from the volatility of each of these factors, as well as from the liquidity risk of the various products and markets in which the Group operates.
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

Trading
The standard methodology applied to trading activities by Santander Group in 2010 was value at risk (VaR), which measures the maximum expected loss with a given confidence level and time horizon. This methodology was based on a standard historical simulation with a 99% confidence level and a one-day time horizon. Statistical adjustments were made to enable the swift and efficient incorporation of the most recent events that condition the level of risk assumed. Specifically, the Group uses a time window of two years or 520 daily data obtained retrospectively from the reference date of the VaR calculation. Two figures are calculated each day, one by applying an exponential decline factor which gives a lesser weighting to more distant observations in time, and another with uniform weightings for all observations. The VaR reported is the higher of these two figures.
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
With respect to the credit risk inherent in the trading portfolios, and in keeping with the recommendations made by the Basel Committee on Banking Supervision and with current regulations, an additional measure, the incremental default risk (IDR), is calculated to cover the default risk not properly captured in the VaR, by measuring the variation in the related credit spreads. The instruments subject to control are basically fixed-income government and corporate bonds, derivatives on bonds (forwards, options, etc.) and credit derivatives (credit default swaps, asset-backed securities, etc.). The method used to calculate the IDR, which in essence is similar to that applied to the credit risk on non-trading positions, is based on direct measurements on the loss distribution tails at the appropriate percentile (99.9%). The Monte Carlo method is used and one million simulations are applied.
Balance sheet management
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
a)	Interest rate gap of assets and liabilities
The interest rate gap analysis focuses on the mismatches between the interest reset periods of on-balance-sheet assets and liabilities and of off-balance-sheet items. This analysis facilitates a basic snapshot of the balance sheet structure and enables concentrations of interest rate risk in the various maturity buckets to be detected. Additionally, it is a useful tool for estimating the possible impact of potential changes in interest rates on the Group’s net interest margin and market value of equity.
The flows of all the on- and off-balance-sheet aggregates must be broken down and placed at the point of repricing or maturity. The duration and sensitivity of aggregates that do not have a contractual maturity date are analyzed and estimated using an internal model.

b)	Net interest margin (NIM) sensitivity
The sensitivity of the net interest margin measures the change in the expected net interest income for a specific period (twelve months) given a shift in the yield curve.
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
The value at risk for balance sheet aggregates and investment portfolios is calculated by applying the same standard as that used for trading: maximum expected loss under an historical simulation with a confidence level of 99% and a one-day time horizon. Statistical adjustments were made to enable the swift and efficient incorporation of the most recent events that condition the level of risk assumed.
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
The Group conducts two types of liquidity gap analyses, depending on the balance sheet item in question:
1.- Contractual liquidity gap: all cash-flow generating on- and off-balance-sheet items are analyzed and placed at the point of contractual maturity. For assets and liabilities without contractual maturities, an internal analysis model is used based on a statistical study of the time series of the products, and the so-called stable or unstable balance for liquidity purposes is determined.
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
The liquidity ratio compares liquid assets available for sale or transfer (after the relevant discounts and adjustments have been applied) with the total amount of liabilities (including contingencies). This ratio shows, by non-consolidable currency, the Group’s capacity to immediately respond to its commitments.
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
Lastly, Santander Group is actively involved in the process initiated by the Basel Committee to strengthen the liquidity of financial institutions1, through two channels: on the one hand, by participating in the impact analysis of the regulatory changes proposed -basically the introduction of two new ratios: liquidity coverage ratio (LCR) and net stable funding ratio (NSFR)- and, on the other, by being present at the various forums created to discuss and make suggestions on the issue (European Banking Authority, etc.), in both cases in close cooperation with the Bank of Spain.
Structural foreign currency risk / Hedges of results / Structural equities risk
These activities are monitored by measuring positions and results.
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

[1]	“Basel III: International framework for liquidity risk measurement, standards and monitoring” (Basel Committee on Banking Supervision, December 2010)

4.3	Control system
A.	Limit setting
The limit setting process is performed together with the budgeting activity and is the tool used to establish the assets and liabilities of each business activity. Limit setting is a dynamic process that responds to the level of risk appetite considered acceptable by senior management.
B.	Objectives of the limits structure
The limits structure requires a process to be performed that pursues, inter alia, the following objectives:
•	To identify and delimit, in an efficient and comprehensive manner, the main types of financial risk incurred, so that they are consistent with business management and the defined strategy.
•	To quantify and communicate to the business areas the risk levels and profile deemed acceptable by senior management so as to avoid undesired risks.
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

4.4	Risks and results in 2010
A.	Trading
The average VaR of the Group’s market trading operations in 2010, at EUR 28.7 million, was slightly lower than that for 2009 (EUR 30.2 million), even though in 2010 it was affected by the periods of greater volatility as a result of the sovereign debt crisis in Europe. In 2010 the changes in VaR were due mainly to changes in the positions in the portfolios in Brazil and Mexico. Also, in comparison with other similar financial groups, the Group’s trading risk profile can be classified as low. The dynamic management of this profile enables the Group to change its strategy in order to capitalize on the opportunities offered by an environment of uncertainty.
In Latin America, the US and Asia, credit spread VaR and commodities VaR are not presented separately because they are scantly material or immaterial.
Average VaR fell by EUR 1.5 million with respect to 2009. This reduction was concentrated in interest rate VaR, which fell from EUR 20 million to EUR 16 million, and exchange rate VaR, which fell from EUR 15.5 million to EUR 11.4 million. Average equities VaRD rose slightly to EUR 8 million. The most significant increase in risk was in credit spreads, which increased from EUR 11.9 million to EUR 20.9 million due to the above-mentioned volatility surrounding the so-called sovereign debt crisis in the euro zone.
Distribution over time of risks and results
The risk assumption profile, in terms of VaR and results, showed that VaR increased in the first half of 2010 and then remained stable. As regards results, the performance was more irregular in 2010, most notably in April, August and November, when the European sovereign debt crisis was latent, with a lower bottom line than the yearly average, mainly in the Madrid unit and in the books of global operations.
Calibration and test measures
Pursuant to the recommendations issued by BIS for the calibration and control of the efficiency of the internal market risk measurement and management systems, in 2010 the Group regularly performed the required benchmark tests and analyses, and drew conclusions which enabled it to verify the reliability of the model.
As in 2009, in 2010 there were no 99% VaR breaks (i.e. days when the daily loss2 exceeded VaR). Worthy of note, however, was the exception to 99% VaE3 (i.e. days when the daily gain exceeded VaE) on 10 May 2010 due mainly to the slump in credit spreads following the agreement reached by the euro zone ministers, the ECB and the IMF. This agreement included the implementation of the European Stabilization Mechanism and the announcement that the ECB would purchase government debt to stem the lack of confidence regarding the euro and sovereign debt.

[2]	Results in terms of “clean results”. The results for these years do not include intraday results or those arising from fees and commissions.

[3]	Value at Earnings (VaE) is the balancing entry for VaR on the profit side.

B.	Balance sheet management[4]
B1. Interest rate risk
Convertible currencies
At the end of December 2010, the sensitivity of the net interest margin at one year to parallel increases of 100 basis points was concentrated on the euro yield curve (EUR 284.1 million), the Parent bank being the main contributor, and on the pound sterling yield curve (GBP 330.8 million). The sensitivity of the margin for other convertible currencies was scantly material.
Also at 2010 year-end, the equity value sensitivity to parallel increases of 100 basis points in the euro yield curve was EUR 1,265.7 million and was mostly concentrated on the Parent bank. With respect to the pound sterling curve, the sensitivity was GBP 406.2 million.
In the current environment of low interest rates, the Bank’s sensitivity to rate increases, in terms of net interest margin and equity value, is positive.
Latin America
Quantitative risk analysis
The interest rate risk in balance sheet management portfolios in Latin America, measured in terms of sensitivity of the net interest margin (NIM) at one year to a parallel increase of 100 b.p. in the yield curve, remained at low levels throughout 2010, fluctuating within a narrow band and reaching a high of EUR 79 million5 in April, and then falling to a low of EUR 6 million in September, mainly due to the increase in hedges in Brazil and the disposal of the portfolio in Mexico. It subsequently increased through year-end, mainly due to the growth in deposits and issues in Brazil.
Measured in terms of sensitivity, interest rate risk fluctuated within a narrow band between EUR 651 million and EUR 827 million, and increased in the last quarter due mainly to the lengthening of the duration of the loan portfolio in Brazil and Chile.
At the end of December 2010, the risk consumption for the region, measured in terms of 100 b.p. sensitivity of the MVE, stood at EUR 763 million (December 2009: EUR 704 million), while the net interest margin risk at one year, measured in terms of 100 b.p. sensitivity, was EUR 45 million (December 2009: EUR 64 million).
Geographical distribution
Net interest margin sensitivity
For Latin America taken as a whole, the sensitivity of the net interest margin at one year to increases of 100 basis points was EUR 45 million at December 2010, and was distributed geographically according to the chart below.
This shows that over 90% of the risk is concentrated in three countries: Brazil, Chile and Mexico.
Market value of equity sensitivity
For Latin America taken as a whole, the consumption at December 2010 was EUR 763 million (sensitivity of the market value of equity to a parallel increase of 100 basis points in interest rates). Over 90% of the market value of equity risk is concentrated in four countries: Brazil, Chile, Mexico and Puerto Rico.

[4]	Includes the total balance sheet, except for financial assets and liabilities held for trading.

[5]	Sensitivity expressed as an absolute figure. It is the sum of the sensitivity to numerous yield curves grouped together applying correlation assumptions (betas) between these curves.

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
In 2010:
•
Assets amounting to over EUR 26,000 million were securitized, of which EUR 19,000 million were placed in the market and the remainder were retained by the Group’s various units. These retained securitization transactions increased the Group’s liquidity position since they can be discounted at central banks.

•	Higher tranches of asset-backed bonds issued by Group companies were repurchased in the secondary market (around EUR 500 million).
B3. Funding and liquidity risk management
The Group’s liquidity management framework and the liquidity position at 2010 year-end are described below.
1.	Liquidity management framework
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
There are also ALCO committees for both convertible currencies and Latin American currencies.
The management function for structural risks, including liquidity risk, is performed by the financial management area, and the control of these risks is the responsibility of the global market risk area. Both areas provide support to the ALCOs by submitting management analyses and proposals and controlling compliance with the limits set.
Accordingly, in keeping with best governance practices, the Group establishes a clear division between the implementation of the financial management strategy (for which the financial management area is responsible) and its monitoring and control (which is the responsibility of the market risk area).
B. Liquidity management
Structural liquidity management seeks to finance the Group’s recurring business with optimal maturity and cost conditions, avoiding the need to assume undesired liquidity risks.

Funding and liquidity management is based on the following principles:
•	Broad base of highly stable customer deposits: more than 85% are retail customer deposits captured by the various commercial units in the Group’s main markets.
•
Financing of stable on-balance-sheet liquidity needs (commercial gap or difference between lending and deposits) through medium- and long-term issues, establishing a surplus of structural financing in order to cope with possible adverse situations.

•	Diversification of funding sources to reduce concentration risk with respect to:
•	Instruments/investors

•	Markets/currencies

•	Terms
•	Strict control of short-term funding needs, in keeping with the Group’s policy of minimizing the raising of short-term financing.
•	Autonomy and responsibility of subsidiaries in the management of liquidity funding, with no structural support from the Parent.
In practice, based on the aforementioned principles, the liquidity management performed by the Group consists of the following:
•
Preparation of a liquidity plan each year on the basis of the funding needs arising from the budgets of each business and the methodology described above. Based on these liquidity requirements and taking into account certain prudential limits on the raising of short-term market financing, financial management establishes an issue and securitization plan for the year.

•	Year-round monitoring of the actual changes in the balance sheet and in the financing requirements, which results in the relevant updates of the plan.
•
Maintaining an active presence in a broad and diversified set of funding markets. In particular, the Group has nine major independent issuer units which avoid any dependence on a specific market and endow it with significant issuance capabilities in various markets.

•
Supported by the foregoing, the Group has an adequate structure of medium- and long-term issues, well diversified by product (senior, subordinate, preference, mortgage-backed bonds, securitizations), with a conservative average term (4.1 years at 2010 year-end).

•	All this translates into a moderate need for short-term wholesale financing at Group level.
Subsidiaries have a high degree of autonomy in their liquidity management, in keeping with Santander Group’s decentralized funding model. Specifically, each subsidiary must budget its liquidity requirements and assess its own ability to raise funding in the wholesale markets so that it can establish the issue and securitization plan in cooperation with the Parent.
Only in the case of Santander Consumer Finance, the Parent (Banco Santander, S.A.) provides the required liquidity, always at market prices considering the financing term and the rating of the liquidity taker. As part of its strategy to optimize the use of liquidity, the Group implemented a policy in the last two years to severely reduce Santander Consumer Finance’s reliance on the Parent, and this policy is expected to be maintained in the coming years.
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
Simultaneously, various scenario analyses are conducted considering the additional liquidity needs that could arise if certain extreme but plausible events occur. These events might have a varying effect on the various balance sheet items and/or funding sources (extent of roll-over of wholesale financing, run-off of deposits, impairment of liquid assets, etc.), due either to the global market conditions or to the Group’s specific situation.
All this enables the Group to respond to a broad-range of potential adverse situations and to implement early, if necessary, the related contingency plans.
These measures are in line with the practices being promoted by the Basel Committee to strengthen the liquidity of financial institutions, the objective of which is to define a framework of principles and metrics that are currently in the observation phase.
2.	Current liquidity position
The Group maintains an excellent structural liquidity position and has the ability to cope with further stress market conditions, as reflected by the following factors:
A)	Robust balance sheet
B)	Funding dynamics
A.	Robust balance sheet
The balance sheet at 2010 year-end had a sound structure consistent with the Group’s commercial nature. The loan portfolio, which accounted for 75% of net assets, was fully funded by customer deposits and medium- and long-term financing. Similarly, structural liquidity needs, i.e. loans and fixed assets, were also fully funded by structural funds (deposits, medium- and long-term financing and equity).
As regards wholesale market funding, the Group’s structure is based mainly on medium- and long-term instruments, which in aggregate account for 89% of total wholesale market funding.
Short-term funding is a residual portion of the structure (3% of total liabilities) and is amply covered by liquid assets.
Finally, it should be noted that the Bank has ample capacity to call on central banks to obtain immediate liquidity. At 2010 year-end, total assets available for discounting at the various central banks to which the Group has access through its subsidiaries amounted to close to EUR 100,000 million.
B.	Funding dynamics
Developments in 2010 enabled Santander to continue to improve its structural liquidity position based on two management levers, which proved highly effective in the current environment of economic downturn.
As a first lever, the Group was able to significantly increase its customer deposit base.
This increase was driven by two factors. On the one hand, the effort made to capture new deposits through the commercial networks, which was fostered by the customers’ confidence in the Group’s liquidity and capital adequacy. All of this has made Santander the bank chosen by depositors in many markets — the so-called “flight-to-quality” effect.
The second lever is the high capacity to access wholesale funding markets, which the Group was able to access regularly through its various units. This strategy enabled Santander to access various institutional investor bases with a large variety of instruments and maturities.
Consequently, in 2010 the Group’s units raised a total of EUR 38,000 million in medium- and long-term issues in the wholesale senior debt and mortgage-backed bond markets, which represents a significant increase in volumes with respect to 2009. This capacity is underpinned by the excellent credit quality of the Group (which is rated AA by Standard & Poor’s and Aa2 by Moody’s). Additionally, in all cases investors’ appetite for securities was in line with placement prices that reflected the superior credit quality of the Group and its subsidiaries.

In short, the improvement in structural liquidity reported by the Group in the last twelve months is explained by the sharp growth in deposits, sound access to medium- and long-term wholesale markets and the generation of liquidity by the businesses in the current scenario.
Accordingly, Santander commences 2011 with an excellent liquidity situation and lower issuance needs. It does not have a concentration of maturities in the coming years, in which the amount of the annual maturities is lower than that of the issues launched in 2010, and, in addition, it will not be necessary to cover all the maturities because of the dynamics of the businesses.
In any case, for the duration of the current climate of uncertainty, Santander will continue to implement a conservative policy regarding issuances, as it did in 2010, in order to further reinforce its sound current position.
C.	Structural foreign currency risk/hedges of results
Structural foreign currency risk arises from the Group’s operations in foreign currencies, and relates mainly to long-term investments, and the results and hedges of those investments.
Foreign currency risk is managed dynamically in order to limit the impact on capital of currency depreciations and optimize the financial cost of hedges.
The Group’s general policy for managing the foreign currency risk on long-term investments is to finance these investments in the currency in which they are denominated, provided that the market is sufficiently deep and the cost is justified by the expected currency depreciation. Also, hedges are arranged on an as-needed basis when it is considered that a local currency may weaken against the euro quicker than it is being discounted in the market.
At 2010 year-end, the largest long-term exposures (with their potential impact on equity) were concentrated, in descending order, on the Brazilian real, the pound sterling, the Mexican peso, the US dollar and the Chilean peso. The Group hedges a portion of these long-term exposures through foreign exchange derivatives.
Additionally, the financial management division at consolidated level is responsible for managing the foreign currency risk inherent in the expected results and dividends of the Group at the units whose base currency is not the euro.

D.	Structured financing
Despite the complicated economic climate, Santander Group achieved 12% growth in structured financing, to a committed investment of EUR 19,445 million at December 31, 2010, distributed among 673 transactions, with an increase in both industry diversification and the internationalization of the business. By product type, the leading position of project finance was reinforced, with an exposure of EUR 13,258 million distributed among 490 transactions, followed by acquisition finance transactions, with an investment of EUR 3,526 million in 37 transactions (of which EUR 2,004 million related to 13 margin call loans), and, lastly, LBOs and other structured financing transactions, which totalled EUR 2,661 million (146 transactions).
Following the analysis of the impact on the solar PV portfolio in Spain of the entry into force of the new Royal Decree-Law 14/2010, of December 23, no downward revaluations were considered necessary for this type of loan other than loan loss allowances amounting to EUR 104.5 million for the entire structured financing portfolio. Lastly, it should be noted that Santander’s net exposure to project finance operations was reduced by almost EUR 1,300 million to EUR 11,957 million at 2010 year-end due to the three partial transfers of the project portfolio to CLOs in the three years prior to 2010.
A structured operations portfolio is also held as a result of the integration of the UK Alliance & Leicester group in 2008. This is a diversified portfolio consisting entirely of specialized lending transactions. The committed exposure at 2010 year-end amounted to GBP 4,936 million (EUR 5,735 million) relating to 241 transactions. This exposure was reduced by 15.9% with respect to 2009 year-end.
E.	Exposures related to complex structured assets
Santander Group continued to have very limited exposure to complex structured instruments or vehicles, as a reflection of its culture of management in which prudence in risk management constitutes one of its principal symbols of identity. Specifically, at 2010 year-end, the Group had:
•
CDOs and CLOs: a position of EUR 486 million, down 24% with respect to 2009 year-end. This position is largely a result of the integration of the Alliance & Leicester portfolio in 2008. 32% of this portfolio was rated AAA and 77% had a rating of A or higher.

•
Non-agency CMOs and pass-throughs with alt-A mortgage underlying[1]: exposure of EUR 639 million at the end of December, arising from the integration of Sovereign Bank in January 2009. This position fell by 17% with respect to December 2009.

•
Hedge funds: the total exposure was not material (EUR 540 million at the end of December) and consisted largely of the financing provided to these funds (EUR 295 million), the remainder being direct portfolio investment. This exposure involved low levels of loan-to-value risk -around 35% (collateral of EUR 1,543 million at year-end). The risk exposure to this type of counterparty is analyzed on a case-by-case basis, and the percentages of collateral are established according to the features and assets of each fund. Exposure decreased by 2% with respect to 2009 year-end.

•
Conduits: there is no exposure. The conduit positions resulting from the acquisition of Alliance & Leicester were recognized at their market value in the Group’s balance sheet in the third quarter of 2010.

•
Monolines: Santander’s exposure to monoline insurers amounted to EUR 274 million[2] in December 2010, and was concentrated mainly on an indirect exposure amounting to EUR 244 million, by virtue of the guarantee provided by entities of this kind for various traditional financing or securitization transactions. The exposure was to double-default risk in this case. The primary underlyings had high credit ratings, mostly “AA”. The small remainder was direct exposure (e.g. through the purchase of a credit default swap to protect it against the risk of default of these insurance companies). Exposure decreased significantly -by 31%-with respect to 2009.

Overall, it can be asserted that the exposure to these instruments arising from the Group’s ordinary operations decreased in 2010, and that it is due mainly to the integration of exposures at entities acquired by the Group, such as Alliance & Leicester or Sovereign (in 2008 and 2009, respectively). All these exposures were known at the time of the purchase and adequate provisions were recognized. Since their integration in the Group these exposures have been reduced notably, the final objective being their derecognition. In particular, the A&L exposure to CDOs, CLOs, Alt-A-paper and conduits was reduced by approximately 80% in 2010.
Santander’s policy with respect to the approval of new transactions involving these products continues to be very prudent and conservative and is subject to strict supervision by the Group’s senior management. Before approval is given for a new transaction, product or underlying, the risk division checks:
•	whether there is an adequate valuation model (mark-to-market, mark-to-model or mark-to-liquidity) to monitor the value of each exposure.

•	whether the inputs enabling application of this valuation model are observable in the market.

[1]
Alternative A-paper: mortgages arising in the US market which, for various reasons, are deemed to have an intermediate level of risk, between prime and subprime mortgages (not all the required information is available, loan-to-value levels above standard levels, etc.).

[2]
The guarantees provided by monoline insurers in US Municipal Bonds are not treated as exposure. As a result of the acquisition of Sovereign Bank, the Group integrated a portfolio of this type of bonds amounting to EUR 1,328 million at December 2010.

Provided the two aforementioned conditions are met, the risk division ascertains:
•	the availability of adequate systems duly adapted for the calculation and daily monitoring of the results, positions and risks of the new transactions envisaged.
•	the degree of liquidity of the product or underlying, with a view to arranging the related hedge on a timely basis.
4.5	Internal model
At 2010 year-end, Santander Group obtained the Bank of Spain’s approval for the internal market risk model for the calculation of regulatory capital in the trading portfolios of the Spain, Chile and Portugal units. The Group intends to gradually extend this approval to its other units.
Following this approval, the regulatory capital of the trading activities for the above-mentioned scope is calculated using advanced approaches, applying as a fundamental measure the VaR calculated by the market risk area and, additionally, capturing an incremental charge for default risk (incremental default risk).
The Group cooperates closely with the Bank of Spain to make further progress in the scope of application of the internal model (at geographical and operational levels) and in the impact analysis of future changes, in line with the consultative documents issued by the Basel Committee to strengthen the capital of financial institutions in December 20106.
5.	OPERATIONAL RISK
Definition and objectives
Santander Group defines operational risk as “the risk of loss resulting from inadequate or failed internal processes, human resources or systems or from external events”. Unlike other risks, this is a risk that is not associated with products or businesses, but is found in processes and/or assets and is generated internally (people, systems, processes) or as a result of external risks, such as natural disasters.
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

[6]	“Basel III: International framework for liquidity risk measurement, standards and monitoring” (Basel Committee on Banking Supervision, December 2010)

This operational risk management structure is based on the knowledge and experience of the executives and professionals of the various Group units, with particular importance being attached to the role of the local operational risk officers.
The technology and operational risk management model includes the following phases:
•	Identification of the operational risk inherent in all the Bank’s activities, products, processes and systems.
•	Objective and continued measurement and assessment of operational risk, consistent with the industry and regulatory standards (Basel II, Bank of Spain, etc.), and setting of risk tolerance limits.
•	Continuous monitoring of operational risk exposures in order to detect unassumed levels of risk, implement control procedures, improve internal awareness and mitigate losses.
•	Establishment of mitigation measures to eliminate or minimize operational risk.
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

•	Definition and documentation of operational risk management policies and implementation of the related methodologies consistent with current regulations and best practices.
The operational risk management model implemented by Santander Group provides the following benefits:
•	Integrated and effective management of operational risk (identification, measurement/assessment, control/mitigation and information).
•	Improved knowledge of actual and potential operational risks and better assignment to business and support lines.
•	The information on operational risk helps improve processes and controls and reduce losses and income volatility.
Model implementation: global initiatives and results
The main duties and activities performed and global initiatives adopted by this function are summarized as follows:
•	Definition and implementation of the Corporate Technology and Operational Risk Management Framework.

•	Designation of head coordinators and creation of operational risk departments.

•	Training and experience sharing: communication of best practices within the Group.

•	Fostering of mitigation plans: control of both the implementation of corrective measures and projects under development.

•	Ensure the effective management of operational and technological risk.

•	Provide adequate information on this type of risk.
The corporate function strengthens technology risk management and fosters the following aspects, inter alia:
•	Security of information systems.

•	Promotion of contingency and business continuity plans.

•
Management of the risk associated with the use of technology (development and maintenance of applications, design, implementation and maintenance of technology platforms, production of computer processes, etc.).

Substantially all the Group units are currently included in the model, with a high degree of uniformity. However, the different pace of the implementation, phases, timetables and historic depth of the respective databases gives rise to differences in the level of progress between one country and another.

In general:
•
Classified databases of operational incidents are received on a monthly basis. The captured events relating to operational risk are not restricted by thresholds, i.e. none are excluded due to their amount, and they include events affecting the accounts (including positive effects) and those not affecting the accounts.

•	Self-assessment questionnaires completed by the main Group units are received and analyzed and their results materialize in the preparation of risk maps.
•	A corporate system of operational risk indicators is in place, which is updated continuously in coordination with the internal control area.
•	The most significant and frequent events are identified and analyzed, and mitigation measures are adopted and disseminated to the other Group units as best practice guidelines.
•	Databases are reconciled with the accounting records.
The Group monitors and controls technology and operational risk through its governing bodies. Accordingly, the various local resources areas hold monitoring committee meetings with the corporate area once a month on a country basis. In addition, in 2010 the Group’s management committee meetings regularly included the treatment of salient matters in operational risk management and mitigation.
Also, operational risk management led to a reduction in the gross loss incurred of around 3% on a like-for-like basis.
In general, all the Group units continue to improve all matters relating to the control of losses and operational risk management, as illustrated in the annual review performed by internal audit.
The risk committee formally approves the establishment of the Group’s operational risk profiles and limits on an annual basis. The Group’s risk appetite is established, and must be in the low or medium-low profile, which is defined on the basis of various ratios. In this regard, limits are set by country and at Group level based on the gross loss to gross income ratio.
Additionally, the Group units performed risk self-assessment exercises in terms of frequency and severity, which enabled limits to be established throughout 2010 on the basis of the distribution and modeling of expected/unexpected losses.
Analysis and monitoring of controls in market operations
In view of the specific features and complexity of financial markets, the Group considers it necessary to steadily strengthen the operational control of its financial market activities, thus bolstering the highly stringent and conservative risk and operational principles already applied on a regular basis by Santander Group.
In addition to monitoring all operational control-related matters, in all its units the Group placed greater emphasis on a number of aspects, so that the reviews conducted are validated on a monthly basis by the management committee of each unit. The most noteworthy of these aspects are as follows:
•	Review of the valuation models and, in general, of the values of the portfolios.

•	Processes for the capture and independent validation of prices.

•	Adequate confirmation of transactions with counterparties.

•	Review of transaction cancellations/modifications.

•	Review and monitoring of the effectiveness of guarantees, collateral and risk mitigators.
Corporate information
The corporate technology and operational risk control area has a system for integral management of operational risk information (IGIRO), which every quarter consolidates the information available from each country/unit in the operational risk sphere and gives a global view with the following features:
•	Two levels of information: one corporate, with consolidated information, and the other individualized for each country/unit.
•	Dissemination of the best practices among the countries/units of Santander Group, obtained from the combined study of the results of qualitative and quantitative analyses of operational risk.

Information is also prepared on the following aspects:
•	Santander Group’s operational risk management model.

•	Human resources and scope of action.

•	Analysis of the database of errors and incidents.

•	Operational risk cost and accounting reconciliation.

•	Self-assessment questionnaires.

•	Indicators.

•	Mitigating measures/active management.

•	Contingency plans.

•	Regulatory framework: BIS II.

•	Insurance.
This information acts as the basis for meeting the needs of reporting to the risk committee, senior management, regulators, rating agencies, etc.
The role of insurance in operational risk management
Santander Group considers insurance as a key factor in operational risk management. Since 2004 the operational risk area has worked closely with the insurance management area in Santander Group in all activities leading to improvements in the two areas. Some notable examples are as follows:
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
Santander Group defines reputational risk as the risk associated with the perception of the Bank held by the various internal and external stakeholders with which it is related as a result of its business activities, which may have an adverse impact on results or business expectations. This risk includes legal, economic, financial, ethical, social and environmental aspects.
Various Group governance structures are involved in the management of reputational risk, depending on the sources thereof. Thus, the audit and compliance committee provides support to the board in this connection and supervises compliance with the Group’s general code of conduct, the code of conduct in securities markets, the manuals and procedures for the prevention of money laundering and, in general, the Bank’s governance and compliance rules, and makes any required proposals for improvement.
The management of the reputational risk that may arise from an inadequate sale of products or an improper provision of services by the Group is performed mainly through the following bodies and procedures:
Risk committee
It is the responsibility of the board, as part of its supervisory function, to define the Group’s risk policy.
The risk committee, in its capacity as the body ultimately responsible for global risk management and for all banking operations, assesses, with the support of the general secretary’s division, the reputational risk within its scope of competence in areas for which it has decision-making powers.
Corporate marketing committee
The corporate marketing committee is chaired by the Group’s general secretary and is composed of representatives of the following divisions: risk, financial management, technology and operations, general secretary’s division, the controller’s unit, internal audit, commercial banking, global wholesale banking and private banking, asset management and insurance. This committee is the Group’s senior decision-making body regarding the approval and monitoring of products and services.

The corporate marketing committee pays particular attention to the suitability of products or services for the environment in which they are to be sold, placing particular emphasis on ensuring that:
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
Also, local marketing committees are created at local level to channel proposals for the approval of new products, after issuing a favorable opinion, to the corporate marketing committee and to approve products that are not new and the related marketing campaigns.
In their respective approval processes the marketing committees’ actions are guided by a risk-based approach, from the view point of both the Bank and the customer.
In 2010 the corporate marketing committee held 21 meetings and the local Commercial Banking Spain marketing committee held 10 meetings, at which a total of 237 products and services were analyzed (197 new products and services were submitted to the corporate marketing committee and 40 were submitted to the local marketing committee since these products and services were not new and matched the profile previously authorized by the corporate marketing committee).
Global consultative committee
The global consultative committee is the advisory body of the corporate marketing committee and consists of area representatives who provide an insight into risks, regulation and markets. This committee, which holds meetings on a quarterly basis, may recommend the review of products affected by regulatory and market changes, impaired solvency (country, sectors or companies) or changes in the Group’s market perception at medium and long term.
Corporate reputational risk management office
The purpose of the corporate reputational risk management office, which is part of the corporate compliance and reputational risk area (general secretary’s division), is to provide the relevant governing bodies with the appropriate information enabling them: (i) to conduct an appropriate analysis of risk in the approval phase, with a twofold focus: impact on the Bank and impact on customers; and (ii) to monitor products over their life cycle.
In 2010, 52 products and services considered not to be new were submitted for approval by the corporate reputational risk management office, which also resolved 110 inquiries from various areas and countries. The products approved by the corporate reputational risk management office were successive issues of products previously approved by the corporate marketing committee or the local Commercial Banking Spain marketing committee, after these committees had delegated this power to the office.
Procedures manual for the sale of financial products
This manual, which has been used at Banco Santander since 2004 in the retail sale of financial products in Spain, is applied to investment services for financial products, including: fixed-income or equity securities or other financial instruments, money market instruments, shares or units in collective investment undertakings, traded and OTC derivatives and atypical financial contracts. Nevertheless, the corporate marketing committee may opt to include other financial products within the scope of the procedures manual, as was the case with structured deposits, savings and investment insurance, and pension plans.
In 2010, 90 products and services subject to this manual were submitted for approval.
7.	COMPLIANCE WITH THE NEW REGULATORY FRAMEWORK
Throughout 2010 Santander Group participated in the impact studies launched by the Basel Committee and CEBS and coordinated at local level by the Bank of Spain to gauge the new regulations known as Basel III, the implementation of which involves the establishment of new capital and liquidity standards, with more stringent criteria that are homogenous at international level.

Santander has very sound capital ratios, in keeping with its business model and its risk profile, which places it in a good position to comfortably comply with Basel III. The impact analysis performed did not disclose significant effects on the high capital adequacy ratios of the Group, which benefits from a considerable organic capacity to generate capital. The new capital regulations will be implemented gradually between 2013 and 2019.
Santander Group intends to adopt, over the next few years, the advanced internal ratings-based (AIRB) approach under Basel II for substantially all its banks, until the percentage of net exposure of the loan portfolio covered by this approach exceeds 90%. The short-term attainment of this objective also depends on the acquisitions of new entities and the need for the various supervisors to coordinate the validation processes of the internal approaches. The Group is present in geographical areas where there is a common legal framework among supervisors, as is the case in Europe through the Capital Requirements Directive. However, in other jurisdictions, the same process is subject to the framework of cooperation between the home and host supervisors under different legislations, which in practice entails adapting to the different criteria and timetables in order to obtain authorization to use the advanced approaches on a consolidated basis.
Accordingly, Santander Group continued in 2010 with the project for the gradual implementation of the technology platforms and methodological improvements required for the roll-out of the AIRB approaches for regulatory capital calculation purposes at the remaining Group units. Santander Group has obtained authorization from the supervisory authorities to use advanced approaches for the calculation of regulatory capital requirements for credit risk for the Parent and the main subsidiaries in Spain, the United Kingdom and Portugal, which represents two thirds of its total exposure at 2010 year-end. The Group’s Basel implementation strategy is focused on obtaining authorization for the use of AIRB approaches at the main entities in the Americas and in consumer banking in Europe.
As regards the other risks explicitly addressed in Pillar I of Basel II, Santander Group was authorized to use its internal model for market risk with respect to the treasury area’s trading activities in Madrid and in 2010 it obtained authorization for the Chile and Portugal units, thus continuing the gradual implementation of the plan it submitted to the Bank of Spain for the other units.
With regard to operational risk, the Group considers that the development of the internal model should be based primarily on the experience accumulated in the management of the entity through the corporate guidelines and criteria established after assuming control, which are a distinctive feature of Santander. The Group has performed numerous acquisitions in recent years and, as a result, a longer maturity period is required in order to develop the internal model based on its own management experience of the various acquired entities. However, although Santander Group has decided to use the standardized approach for regulatory capital calculation purposes, it is considering the possibility of adopting AMA approaches once it has collated sufficient data using its own management model in order to make as much use as possible of the virtues that characterize the Group.
With respect to Pillar II, Santander Group uses an economic capital approach to quantify its global risk profile and its capital adequacy position as part of the internal capital adequacy assessment process (ICAAP) at consolidated level. This process, which is supplemented with a qualitative description of the risk management and internal control systems, is reviewed by internal audit and internal validation teams and is subject to a corporate governance structure that culminates in its approval by the Group’s board of directors, which also establishes the strategic factors relating to risk appetite and capital adequacy targets on an annual basis. The economic capital model considers risks not included in Pillar I (concentration risk, interest rate risk and business risk). The Group’s diversification offsets the additional capital required for the aforementioned risks.
In accordance with the capital requirements set by the European Directive and Bank of Spain rules, Santander Group publishes its Pillar III disclosures report on an annual basis. This report, the first edition of which was published with data at December 31, 2008, comfortably meets the market transparency requirements in relation to the so-called Pillar III. Santander Group considers that the market reporting requirements are fundamental to complement the minimum capital requirements of Pillar I and the supervisory review process performed through Pillar II. In this respect, its Pillar III disclosures report incorporates the recommendations made by the Committee of European Banking Supervisors (CEBS) to make Santander an international benchmark in terms of market transparency, as is already the case with its annual report.
In parallel to the roll-out of advanced approaches at the various Group units, Santander is carrying out an ambitious training process on Basel at all levels of the organization, covering a significant number of professionals from all areas and divisions, with a particular focus on those most affected by the changes arising from the adoption of the new international standards on capital adequacy.
Internal validation of risk models
Internal validation is a pre-requisite for the supervisory validation process. A fully-independent specialized unit of the Entity obtains an expert opinion on the adequacy of the internal models for the intended internal or regulatory purposes, and concludes on their usefulness and effectiveness.
In addition to complying with the regulatory requirement, the internal validation function provides essential support to the risk committee and the local risk committees in the performance of their duties to authorize the use of the models (for management and regulatory purposes) and to review them regularly.

Internal model validation at Santander encompasses credit risk models, market risk models, financial asset pricing models and the economic capital model. The scope of the validation includes not only the more theoretical or methodological aspects, but also the technology systems and the quality of the data the models provide, on which their effective operation relies, and, in general, all the relevant aspects of risk management (controls, reporting, uses, involvement of senior management, etc.).
The internal validation function is located, at corporate level, within the integrated risk control and internal risk validation area (CIVIR) and reports directly to the third deputy chairman of the Group and chairman of the risk committee. This function is performed at a global and corporate level in order to ensure uniformity of application, and is implemented through four regional centers located in Madrid, London, Sao Paulo and New York (the New York centre, which was newly created in 2010, has been fully operational since January 2, 2011). From a functional and hierarchical standpoint, these centers are fully accountable to the corporate centre, thus ensuring consistency in the performance of their activities. This system facilitates the application of a corporate methodology that is supported by a set of tools developed internally by Santander to provide a robust corporate framework to be used at all the Group’s units and which automate certain verifications to ensure efficient reviews.
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
The concept of economic capital has traditionally been contrasted with that of regulatory capital, the latter being the measure required by capital adequacy regulations. The Basel II capital framework has without doubt brought the two concepts closer together. While Pillar I determines the minimum regulatory capital requirements, Pillar II quantifies, through economic capital, the Group’s overall capital adequacy.
The Group’s economic capital model enables it to quantify the consolidated risk profile taking into account all the significant risks of the business, as well as the diversification effect inherent in a multi-national, multi-business group such as Santander. The Group used this model to prepare its internal capital adequacy assessment report in accordance with Bank of Spain regulations within the framework of Pillar II of Basel II.
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
Additionally, the economic capital measurement and aggregation model also considers the concentration risk for wholesale portfolios (large corporations, banks and sovereigns), in terms of both the size of their exposure and their industry or geographical concentration. Any geographical or product concentration in retail portfolios is captured through the application of an appropriate correlation model.
Analysis of the global risk profile
The distribution of economic capital among the main business areas reflects the diversified nature of the Group’s business activities and risk. The Group’s diversification will increase even further with the acquisitions announced in recent months in different geographical areas including, inter alia, Poland, Germany, the UK, Mexico and the US.
Continental Europe accounts for almost 40% of the Group’s capital, while Latin America accounts for almost one third (Brazil: 20%), the United Kingdom 11% and Sovereign 6%, while the corporate activities area, which assumes the risk stemming from exposure to structural foreign currency risk (risk arising from holding investments in foreign subsidiaries denominated in currencies other than the euro) and most of the equity investments, represents 13%.
At December 31, 2010, the Group’s total economic capital requirements, including the portion relating to non-controlling interests, amounted to EUR 46,526 million.

Additionally, the main purpose of the Group’s capital planning is to obtain future economic and regulatory capital projections so as to assess the adequacy of capital in various scenarios. For each scenario, capital planning incorporates the Group’s earnings forecasts, in a manner consistent with its strategic targets (organic and inorganic growth, pay-out ratio, etc.) economic developments and stress situations, and identifies possible capital management strategies enabling the Group to optimize the Bank’s capital adequacy and return on capital.
RORAC and value creation
Santander Group has used RORAC methodology in its credit risk management since 1993, with the following objectives:
•
Calculation of economic capital requirement and of the return thereon for the Group’s business units and for business segments, portfolios or customers, in order to facilitate an optimal allocation of economic capital.

•	Budgeting of capital requirements and RORACs of the Group’s business units and inclusion thereof in their compensation plans.
•	Analysis and setting of prices in the decision-making process for transactions (loan approval) and customers (monitoring).
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
VC = Profit - (average EC x cost of capital)
The profit used is obtained by making the required adjustments to accounting profit in order to reflect only each unit’s recurring profit or loss from its business activity.
The minimum rate of return on capital that a transaction should achieve is determined by the cost of capital, which is the minimum remuneration required by shareholders. In order to objectively calculate this rate, the premium that shareholders demand for investing in the Group is added to the risk-free return. This premium depends essentially on the degree of volatility of the market price of the Santander share in relation to the market trend. The cost of capital for 2010 applied to the various Group units was 13.606%.
If a transaction or portfolio yields a positive return, it will be contributing to the Group’s profit, although it will not actually create shareholder value unless this return exceeds the cost of capital.
The Group’s return on risk-adjusted capital (RORAC), of 18.5%, amply exceeded the estimated cost of capital for 2010. Value creation, i.e. economic profit less the cost of capital used to obtain it, amounted to EUR 2,411 million.

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

CONSOLIDATED BALANCE SHEET

	Thousands of Euros
	2010	2009	2008
Assets
Cash and due from banks	70,858,410	28,231,681	41,131,292
Interest earning deposits in other banks	25,063,368	29,288,269	43,553,958
Securities purchased under agreements to resell	9,988,524	21,288,275	19,391,367
Trading account assets	196,241,901	172,867,988	177,451,940
Banks	35,054,229	22,714,580	13,998,287
Loans	8,525,594	17,885,911	9,537,868
Derivatives	73,068,769	59,856,413	95,815,309
Debt securities	62,475,640	57,285,731	49,050,280
Equity securities	17,117,669	15,125,353	9,050,196
Investment securities	94,663,835	101,579,834	66,572,866
Available-for-sale	94,663,835	101,579,834	66,572,866
Net Loans and leases	702,459,309	653,348,725	607,424,343
Loans and leases, net of unearned income	722,121,041	671,184,116	619,890,400
Less-Allowance for loan losses	(19,661,732)	(17,835,391)	(12,466,057)
Premises and equipment, net	12,780,464	11,499,449	11,953,856
Investment in affiliated companies	272,915	164,473	1,323,452
Other assets	102,952,009	89,904,613	78,381,486
Intangible Assets	3,442,034	2,778,358	1,787,068
Goodwill in consolidation	24,622,345	22,865,056	18,836,199
Accrual Accounts	2,558,738	2,259,262	1,952,843
Hedge derivatives	8,227,013	7,833,850	9,698,132
Others	64,101,879	54,168,087	46,107,244

Total assets	1,215,280,735	1,108,173,307	1,047,184,560

Liabilities
Deposits	633,938,785	554,133,789	468,641,990
Non interest deposits	4,825,310	5,393,916	4,608,242
Interest bearing	629,113,475	548,739,873	464,033,748
Demand deposits	153,185,961	142,483,882	99,670,268
Savings deposits	136,693,907	127,940,647	115,673,794
Time deposits	339,233,607	278,315,344	248,689,686
Certificates of deposit	—	—	—
Short-term debt	130,729,864	124,189,724	125,291,176
Long-term debt	216,475,672	220,089,591	233,516,879
Other liabilities	153,221,957	135,889,561	159,733,023
Taxes Payable	8,618,446	7,003,945	5,768,665
Accounts Payable	8,285,660	7,859,466	8,738,047
Accrual Accounts	4,953,205	5,502,958	4,669,160
Pension Allowance	7,299,145	8,272,533	8,751,128
Stock borrowing liabilities	—	—	—
Derivatives	81,912,726	63,903,701	95,125,044
Liabilities under insurance contracts	10,449,274	16,916,446	16,849,511
Other Provisions	6,140,760	6,904,055	6,538,142
Short securities positions	12,302,918	5,139,730	3,035,231
Others	13,259,823	14,386,727	10,258,095

Total liabilities	1,134,366,278	1,034,302,665	987,183,068

Equity
Stockholders’ equity
Capital stock	4,164,561	4,114,413	3,997,030
Additional paid-in-capital	29,457,152	29,305,257	28,103,802
Other additional capital	(1,462,276)	(2,326,272)	(3,114,636)
Current year earnings	8,180,909	8,942,538	8,876,414
Other reserves	34,677,992	28,630,648	19,724,276

Total stockholders’ equity	75,018,338	68,666,584	57,586,886

Non-controlling interests	5,896,119	5,204,058	2,414,606
Total Equity	80,914,457	73,870,642	60,001,492

Total liabilities and Equity	1,215,280,735	1,108,173,307	1,047,184,560
The Group has issued Mortgage backed securities, called Cédulas Hipotecarias (see Note 22).

Additionally, as of December 31, 2010, 2009 and 2008, the investment debt securities assigned to certain Group or third-party commitments amounted to €27,034 million, €39,661 million and €25,161 million, respectively.
CONSOLIDATED STATEMENTS OF INCOME

	Thousands of Euros
	2010	2009	2008
Interest income:
Interest and fees on loans and leases	42,513,764	42,707,534	42,574,139
Interest on deposits in other banks	2,880,783	3,362,476	5,561,810
Interest on securities purchased under agreements to resell	978,676	1,155,892	1,788,147
Interest on investment securities	6,801,027	6,285,097	5,567,274
Dividends	16	5,350	92,017
Total interest income	53,174,266	53,516,349	55,583,387

Interest expenses:
Interest on deposits	(13,732,501)	(15,852,047)	(18,814,100)
Interest on short-term borrowings	(3,258,486)	(2,929,118)	(5,437,822)
Interest on long-term debt	(5,116,603)	(6,561,801)	(12,174,778)
Total interest expense	(22,107,590)	(25,342,966)	(36,426,700)
Interest income / (Charges)	31,066,676	28,173,383	19,156,687
Provision for credit losses	(10,257,986)	(11,010,021)	(5,909,252)
Interest income / (Charges) after provision for credit losses	20,808,690	17,163,362	13,247,435
Non interest income:
Commissions and fees from fiduciary activities	1,349,772	1,219,658	1,618,479
Commissions and fees from securities activities, net	784,129	774,296	704,525
Fees and commissions from insurance activities	9,043,520	8,858,253	9,977,441
Other Fees and commissions, net	5,439,465	5,122,333	4,079,182
Gains (losses) from:
Affiliated companies’ securities	170,170	1,521,863	3,791,479
Investment securities	2,107,665	4,551,719	(6,767,774)
Foreign exchange, derivatives and other, net	319,857	(811,761)	7,757,144
Sale of premises	197,057	37,279	887,931
Income from non financial entities	345,255	381,653	591,177
Gains on sale of non-current assets / liabilities held for sale not classified as discontinued operations	209,643	414,802	36,419
Other income	810,610	485,908	558,812
Total non interest income	20,777,143	22,556,003	23,234,815
Non interest expense:
Salaries and employee benefits	(9,917,026)	(9,176,648)	(7,774,565)
Occupancy expense of premises, depreciation and maintenance, net	(2,502,490)	(2,254,891)	(1,665,057)
General and administrative expenses	(5,279,789)	(4,889,737)	(3,771,527)
Impairment of goodwill	(63,000)	(2,631)	(72,726)
Impairment / amortization of intangible assets	(1,090,536)	(854,757)	(1,566,414)
Impairment of tangible assets	(529,593)	(1,503,048)	(111,114)
Provisions for specific allowances	(923,595)	(1,444,074)	(1,034,102)
Payments to Deposit Guarantee Fund	(306,814)	(317,708)	(179,023)
Insurance claims	(7,590,945)	(7,604,807)	(8,472,523)
Expenses of non financial entities	(205,246)	(244,083)	(489,283)
Losses on sale of non-current assets / liabilities held for sale not classified as discontinued operations	(201,477)	(289,617)	(75,184)
Other expenses	(923,449)	(549,564)	(421,407)
Total non interest expense	(29,533,960)	(29,131,565)	(25,632,925)
Income before income taxes	12,051,873	10,587,800	10,849,325
Income tax expense	(2,923,190)	(1,206,610)	(1,836,052)
Net consolidated income for the year	9,128,683	9,381,190	9,013,273
Net income attributed to non-controlling interests	920,852	466,083	447,662
Income from discontinued operation, net of taxes	(26,922)	27,431	310,803
NET INCOME ATTRIBUTED TO THE GROUP	8,180,909	8,942,538	8,876,414

Following are the summarized balance sheets of Banco Santander, S.A. as of December 31, 2010, 2009 and 2008.
CONDENSED BALANCE SHEETS (Parent company only)

	2010	2009	2008
	(Thousands of Euros)
Assets
Cash and due from banks	70,716,206	70,922,607	78,827,627
Trading account assets	67,807,360	57,262,358	79,641,722
Investment securities	29,849,856	34,033,734	16,061,930
Net Loans and leases	186,505,411	174,645,173	183,754,083
Investment in affiliated companies	60,496,584	67,430,284	62,232,929
Premises and equipment, net	1,271,519	1,338,600	728,588
Other assets	12,647,754	10,436,136	13,943,826

Total assets	429,294,690	416,068,892	435,190,705

Liabilities
Deposits	221,026,754	236,833,251	213,464,786
Short-term debt	26,923,776	13,597,783	34,337,021
Long-term debt	59,800,705	59,884,683	57,769,675
Other liabilities	76,825,438	59,571,695	84,257,494

Total liabilities	384,576,673	369,887,412	389,828,976

Stockholders’ equity
Capital stock	4,164,561	4,114,413	3,997,030
Retained earnings and other reserves	40,553,456	42,067,067	41,364,699

Total stockholders’ equity	44,718,017	46,181,480	45,361,729

Total liabilities and Stockholders’ Equity	429,294,690	416,068,892	435,190,705
Following are the summarized statements of income of Banco Santander, S.A. for the years ended December 31, 2010, 2009 and 2008.
CONDENSED STATEMENTS OF INCOME (Parent company only)

	2010	2009	2008
	(Thousands of Euros)

Interest income
Interest from earning assets	9,061,280	11,410,345	15,233,869
Dividends from affiliated companies	5,514,503	2,456,785	4,541,565

	14,575,783	13,867,130	19,775,434
Interest expense	(5,816,718)	(7,117,004)	(13,318,953)

Interest income / (Charges)	8,759,065	6,750,126	6,456,481
Provision for credit losses	(2,131,820)	(331,241)	(1,387,505)

Interest income / (Charges) after provision for credit losses	6,627,245	6,418,885	5,068,976
Non interest income:	715,785	1,483,843	4,369,576
Non interest expense:	(3,950,314)	(3,688,492)	(4,555,202)

Income before income taxes	3,392,716	4,214,236	4,883,350
Income tax expense	(60,851)	(63,423)	(57,132)

Net income	3,331,865	4,150,813	4,826,218

Following are the summarized cash flow statements of Banco Santander, S.A. for the years ended December 31, 2010, 2009 and 2008.
CONDENSED CASH FLOW STATEMENTS (Parent company only)

	2010	2009	2008
	(Thousands of Euros)
1. Cash flows from operating activities
Consolidated profit	3,331,865	4,150,813	4,826,218
Adjustments to profit	3,053,649	1,305,971	2,895,285
Net increase/decrease in operating assets	14,922,859	(12,900,811)	63,231,280
Net increase/decrease in operating liabilities	13,166,127	(26,129,154)	61,252,781
Reimbusements/payments of income tax	215,014	254,105	57,132
Total net cash flows from operating activities (1)	4,843,796	(7,517,454)	5,800,136

2. Cash flows from investing activities
Investments (-)	(1,329,085)	(3,641,824)	(3,686,280)
Divestments (+)	4,577,220	2,026,980	524,116
Total net cash flows from investment activities (2)	3,248,135	(1,614,844)	(3,162,164)

3. Cash flows from financing activities
Disposal of own equity instruments	2,342,793	32,345	—
Acquisition of own equity instruments	(2,313,767)	(61,059)	(61,471)
Issuance of debt securities	6,970,186	1,945,877	200,039
Redemption of debt securities	(9,437,904)	—	—
Dividends paid	(4,107,009)	(4,386,550)	(4,243,021)
Issuance/Redemption of equity instruments	—	—	7,020,677
Other collections/payments related to financing activities	(376,768)	(438,283)	1,162,017
Total net cash flows from financing activities (3)	(6,922,469)	(2,907,670)	4,078,241

4. Effect of exchange rate changes on cash and cash equivalents (4)	250,691	112,740	(468,668)

5. Net increase/decrease in cash and cash equivalents (1+2+3+4)	1,420,153	(11,927,228)	6,247,545
Cash and cash equivalents at beginning of period	6,626,871	18,554,099	12,306,554
Cash and cash equivalents at end of period	8,047,024	6,626,871	18,554,099

55.2	Preference Shares and Preferred Securities
The following table shows the balance of the preference shares and preferred securities as of December 31, 2010, 2009 and 2008:

	2010	2009	2008
	(Thousands of Euros)
Preference shares	435,364	430,152	1,051,272
Preferred securities	6,916,930	7,315,291	7,621,575

Total at year-end	7,352,294	7,745,443	8,672,847
Both Preference Shares and Preferred Securities are recorded under the “Financial liabilities at amortized cost — Subordinated Liabilities” caption in the consolidated balance sheet as of December 31, 2010, 2009 and 2008.
Preference Shares include the financial instruments issued by the consolidated companies which, although equity for legal purposes, do not meet the requirements for classification as equity in the financial statements. These shares do not carry any voting rights and are non-cumulative. They were subscribed to by non-Group third parties except for the shares of Santander UK, plc amounting to GBP 200 million, are redeemable at the discretion of the issuer, based on the conditions of the issuer. None of these issues are convertible into Bank shares or granted privileges or right which, in certain circumstances, make them convertibles into shares.
This category includes non-cumulative preferred non-voting shares issued by Banesto Holdings, Santander UK plc and Santander Holdings USA, Inc.
For the purposes of payment priority, Preferred Securities are junior to all general creditors and to subordinated deposits. The payment of dividends on these securities, which have no voting rights, is conditional upon the obtainment of sufficient distributable profit and upon the limits imposed by Spanish banking regulations on equity.
This category includes non-cumulative preferred non-voting securities issued by Santander Finance Capital, S.A. (Unipersonal), Santander Finance Preferred, S.A. (Unipersonal), and Santander International Preferred, S.A. (Sociedad Unipersonal), guaranteed by the Bank. It also includes non-cumulative preferred non-voting securities issued by Banesto Preferentes, S.A, Banco Español de Crédito, S.A., Santander PR Capital Trust and Santander UK Group.
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

	Outstanding at December 31, 2010
		Amount in
Preference Shares		currency
Issuer/Date of issue	Currency	(million)	Interest rate		Redemption Option (1)

Banesto Holding, Ltd, December 1992	US Dollar	45.1	10.500%		June 30, 2012
Santander UK plc, October 1995	Pounds Sterling	80.3	10.375%		No option
Santander UK plc, February 1996	Pounds Sterling	80.3	10.375%		No option
Santander UK plc, March 2004	Pounds Sterling	13.6	5.827%		March 22, 2016
Santander UK plc, May 2006	Pounds Sterling	34.9	6.222	%(2)	May 24, 2019
Santander Holdings USA, Inc, August 2000	US Dollar	147.5	12.000%		May 16, 2020
Santander Holdings USA, Inc, May 2006	US Dollar	75.5	7.300%		May 15, 2011

	Outstanding at December 31, 2010
		Amount in
Preferred Securities		currency
Issuer/Date of issue	Currency	(million)	Interest rate	Maturity date
Banesto Group
Banco Español de Crédito, October 2004	Euro	96.9	€CMS 10 + 0.125%	Perpetuity
Banco Español de Crédito (1), November 2004	Euro	158.0	5.5%	Perpetuity
Banco Español de Crédito, June 2009	Euro	497.5	6.0%	Perpetuity

Santander Finance Capital, S.A. (Unipersonal)
March 2009	US Dollar	18.2	2.0%	Perpetuity
March 2009	US Dollar	25.0	2.0%	Perpetuity
March 2009	Euro	313.7	2.0%	Perpetuity
March 2009	Euro	153.7	2.0%	Perpetuity
June 2009	Euro	1,965.6	Euribor (3M) + 2.2%	Perpetuity

Santander Finance Preferred, S.A. (Unipersonal)
March 2004	US Dollar	89.3	6.41%	Perpetuity
September 2004	Euro	174.2	€CMS 10 +0.05% subject to a maximum distribution of 8% per annum	Perpetuity
October 2004	Euro	165.1	5.75%	Perpetuity
November 2006	US Dollar	161.8	6.80%	Perpetuity
January 2007	US Dollar	109.5	6.50%	Perpetuity
March 2007	US Dollar	210.4	US3M + 0.52%	Perpetuity
July 2007	Pounds Sterling	9.0	7.01%	Perpetuity
July 2009	Pounds Sterling	679.4	Libor (3M) + 7.66%	Perpetuity
July 2009	Euro	125.6	Euribor (3M) + 7.66%	Perpetuity
September 2009	US Dollar	161.6	USD Libor (3M) + 7.67%	Perpetuity
September 2009	US Dollar	825.1	10.50%	Perpetuity

Santander International Preferred S.A. (Sociedad Unipersonal)
March 2009	US Dollar	981.0	2.00%	Perpetuity
March 2009	Euro	8.6	2.00%	Perpetuity

Santander UK Group
Abbey National Capital Trust I, February 2000	US Dollar	621.2	Fixed to 8.963% until June 30, 2030, and from this date, 2.825% + Libor USD (3M)	Perpetuity
Abbey National Plc, February 2001(3)	Pounds Sterling	101.8	7.037%	Perpetuity
Abbey National Plc, August 2002	Pounds Sterling	15.9	Fixed to 6.984% until February 9, 2018, and thereafter, at a rate reset semi-annually of 1.86% per annum + Libor GBP (6M)	Perpetuity

Santander PR Capital Trust I
February 2006	US Dollar	125	6.750%	July 2036

(1)	From these date the issuer can redeem the shares, subject to prior authorization by the national supervisor.

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

Balance sheets

	Thousands of Euros
SANTANDER FINANCE CAPITAL, S.A. (UNIPERSONAL)	2010	2009
Assets:
Cash	5,070	22,965
Deposits with Parent Bank	2,465,064	3,442,226
Accrual accounts	8,458	11,201
Other assets	—	—

Total Assets	2,478,592	3,476,392
Liabilities and stockholders’ equity:

LIABILITIES:
Public entities	3,946	4,409
Accrual accounts	8,465	10,043
Non-commercial debts	—	—
Commercial debts	38	74
Debts with Group companies	227	69
Provisions for taxes	—	—
Preferred securities	2,465,144	3,461,648

Total Liabilities	2,477,820	3,476,243
STOCKHOLDERS’ EQUITY:
Capital stock	151	151
Retained earnings	(2)	243
Net income	623	(245)

Total Stockholders’ Equity	772	149

Total Liabilities and Stockholders’ Equity	2,478,592	3,476,392

Statement of income

	Thousands of Euros
SANTANDER FINANCE CAPITAL, S.A. (UNIPERSONAL)	2010	2009

Interest income	119,964	118,253
Interest expenses	(119,024)	(118,236)
Non interest expenses	(159)	(262)
Corporate income tax	(158)	—

Net income / (loss)	623	(245)

Statement of changes in stockholders’ equity

			Retained		Total
	Capital stock		Earnings	Net income	Stockholders’ Equity
Changes in Stockholders’ Equity	Common Shares	Thousands of Euros
Balance at January 31, 2009	1,505	151	123	121	395

2008 Income allocation	—	—	120	(121)	(1)
Net income 2009	—	—	—	(245)	(245)

Balance at December 31, 2009	1,505	151	243	(245)	149

2009 Income allocation	—	—	(245)	245	—
Net income 2010	—	—	—	623	623

Balance at December 31, 2010	1,505	151	(2)	623	772
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

Preferred Securities

		Thousands of
	Issue Date	Euros at 12/31/10
Issuances

Series VI	03/18/2009	13,608
Series VII	03/18/2009	18,691
Series VIII	03/18/2009	313,745
Series IX	03/18/2009	153,700
Series X	06/30/2009	1,965,616

Total		2,465,360

Issuances expenses
Series VI		—
Series VII		—
Series VIII		(100)
Series IX		(49)
Series X		(67)

Total		(216)

Total		2,465,144

-	Series I: on October 3, 2003, Santander Finance Capital, S.A. (Unipersonal) issued 18,000,000 preference securities, at €25 par value. On April 7, 2009 the company redeemed the whole series.

-	Series II: on February 18, 2004, Santander Finance Capital, S.A. (Unipersonal) issued 16,000,000 preference securities, at €25 par value. On March 31, 2009 the company redeemed the whole series.

-	Series III: on July 30, 2004, Santander Finance Capital, S.A. (Unipersonal) issued 30,000,000 preference securities, at €25 par value. On August 17, 2009 the company redeemed the whole series.

-	Series IV: on September 30, 2004, Santander Finance Capital, S.A. (Unipersonal) issued 27,200,000 preference securities, at €25 par value. On August 17, 2009 the company redeemed the whole series.

-	Series V: on April 12, 2005, Santander Finance Capital, S.A. (Unipersonal) issued 40,000,000 preference securities, at €25 par value. On July 12, 2010 the company redeemed the whole series.

-	Series VI: on March 18, 2009, Santander Finance Capital, S.A. (Unipersonal) issued 12,122 preference securities, at €1,500 par value.

-	Series VII: on March 18, 2009, Santander Finance Capital, S.A. (Unipersonal) issued 333 preference securities, at €75,000 par value.

-	Series VIII: on March 18, 2009, Santander Finance Capital, S.A. (Unipersonal) issued 313,745 preference securities, at €1,000 par value.

-	Series IX: on March 18, 2009, Santander Finance Capital, S.A. (Unipersonal) issued 3,074 preference securities, at €50,000 par value.

-	Series X: on June 30, 2009, Santander Finance Capital, S.A. (Unipersonal) issued 78,624,629 preference securities, at €25 par value.

-	These issues are perpetual and can be redeemable at the option of the issuer, subject to the consent of the Bank of Spain, in whole or in part, at any time after five years from the issue date.

-	All the issues of Santander Finance Capital, S.A. (Unipersonal) are guaranteed by Banco Santander, S.A.
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

Balance sheets

	Thousands of Euros
SANTANDER FINANCE PREFERRED, S.A. (UNIPERSONAL)	2010	2009
Assets:
Cash	28,567	24,917
Deposits with Parent Bank	3,641,218	3,626,360
Accrual accounts	71,895	69,304

Total Assets	3,741,680	3,720,581
Liabilities and stockholders’ equity:

LIABILITIES:
Public entities	18	254
Accrual accounts	53,890	69,017
Commercial debts	36	25
Non-commercial debts	—	—
Deferred income	—	—
Debts with group companies	1,259,534	928,206
Provisions for taxes	—	—
Preferred securities	2,426,482	2,720,256

Total Liabilities	3,739,960	3,717,758
STOCKHOLDERS’ EQUITY:
Capital stock	151	151
Retained earnings	2,672	1,340
Net income	(1,103)	1,332

Total Stockholders’ Equity	1,720	2,823

Total Liabilities and Stockholders’ Equity	3,741,680	3,720,581
Statement of income

	Thousands of Euros
SANTANDER FINANCE PREFERRED, S.A. (UNIPERSONAL)	2010	2009

Interest income	302,097	182,125
Interest expenses	(301,946)	(179,748)
Non interest income	—	—
Non interest expenses	(1,254)	(1,042)
Corporate income tax	—	(3)

Net income / (loss)	(1,103)	1,332

Statement of changes in stockholders’ equity

			Retained		Total
	Capital stock		Earnings	Net income	Stockholders’ Equity
Changes in Stockholders’ Equity	Common Shares	Thousands of Euros
Balance at January 31, 2009	1,505	151	2,084	(744)	1,491

2008 Income allocation	—	—	(744)	744	—
Net income 2009	—	—	—	1,332	1,332

Balance at December 31, 2009	1,505	151	1,340	1,332	2,823

2009 Income allocation	—	—	1,332	(1,332)	—
Net income 2010	—	—	—	(1,103)	(1,103)

Balance at December 31, 2010	1,505	151	2,672	(1,103)	1,720

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
Preferred Securities

		Thousands of
	Issue Date	Euros at 12/31/10
Issuances
Series 1- $190,000	03/11/2004	142,194
Series 2- €300,000	09/30/2004	300,000
Series 3- €200,000	10/08/2004	200,000
Series 4- $500,000	11/21/2006	374,195
Series 5- $600,000	31/01/2007	449,035
Series 6- $350,000	05/03/2007	261,937
Series 7- £250,000	07/10/2007	290,444
Series 8- £679,400	07/27/2009	789,312
Series 9- €125,700	07/27/2009	125,700
Series 10- $825,110	09/29/2009	617,505
Series 11- $161,587	09/29/2009	120,930

		3,671,252

Issuances expenses
Series 1	—	—
Series 2	—	—
Series 3	—	—
Series 4	—	(1.358)
Series 5	—	(1.896)
Series 6	—	(59)
Series 7	—	(27)
Series 8	—	(89)
Series 9	—	(89)
Series 10	—	(93)
Series 11	—	(93)

		(3,704)

Total		3,667,548

-	Series 1: on March 11, 2004, Santander Finance Preferred, S.A. (Unipersonal) issued 7,600,000 preferred securities, at $25 par value.

-	Series 2: on September 30, 2004, Santander Finance Preferred, S.A. (Unipersonal) issued 300,000 preferred securities, at €1,000 par value.

-	Series 3: on October 8, 2004, Santander Finance Preferred, S.A. (Unipersonal) issued 200,000 preferred securities, at €1,000 par value.

-	Series 4: on November 21, 2006 Santander Finance Preferred, S.A. (Unipersonal) issued 20,000,000 preferred securities, at €25 par value.

-	Series 5: on January 31, 2007 Santander Finance Preferred, S.A. (Unipersonal) issued 24,000,000 preferred securities, at $25 par value.

-	Series 6: on March 5, 2007 Santander Finance Preferred, S.A. (Unipersonal) issued 14,000,000 preferred securities, at $25 par value.

-	Series 7: on July 10, 2007 Santander Finance Preferred, S.A. (Unipersonal) issued 5,000 preferred securities, at £50,000 par value.

-	Series 8: on July 27, 2009, Santander Finance Preferred, S.A. (Unipersonal) issued 13,588 preferred securities, at £50,000 par value.

-	Series 9: on July 27, 2009, Santander Finance Preferred, S.A. (Unipersonal) issued 2,514 preferred securities, at €50,000 par value.

-	Series 10: on September 29, 2009, Santander Finance Preferred, S.A. (Unipersonal) issued 33,004,383 preferred securities, at $25 par value.

-	Series 11: on September 29, 2009, Santander Finance Preferred, S.A. (Unipersonal) issued 161,587 preferred securities, at $1,000 par value.

-	These issues are perpetual and can be redeemable at the option of the issuer, subject to the consent of the Bank of Spain, in whole or in part, at any time after five years from the issue date.

-	All the issues of Santander Finance Preferred, S.A. (Unipersonal) are guaranteed by Banco Santander, S.A.

-
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

Balance sheets

SANTANDER INTERNATIONAL PREFERRED, S.A.	Thousands of Euros	Thousands of Euros
(SOCIEDAD UNIPERSONAL)	2010	2009
Assets:
Cash	142	225
Deposits with Parent Bank	742,455	689,271
Accrual accounts	11,904	10,904
Other current assets	—	4

Total Assets	754,501	700,404

Liabilities and stockholders’ equity:

LIABILITIES:
Public entities	—	7
Commercial debts	26	71
Debts with group companies	9	—
Accrual accounts	11,762	10,882
Preferred securities	742,622	689,401

Total Liabilities	754,419	700,361
STOCKHOLDERS’ EQUITY:
Capital stock	60	60
Retained earnings	(17)	—
Net income	39	(17)

Total Stockholders’ Equity	82	43

Total Liabilities and Stockholders’ Equity	754,501	700,404
Statement of income

SANTANDER INTERNATIONAL PREFERRED, S.A.	Thousands of Euros	Thousands of Euros
(SOCIEDAD UNIPERSONAL)	2010	2009

Interest income	15,171	11,078
Interest expenses	(15,034)	(11,066)
Non interest income	—	2
Non interest expenses	(89)	(31)
Corporate income tax	(9)	—

Net income / (loss)	39	(17)

Statement of changes in stockholders’ equity

			Retained		Total
	Capital stock		Earnings	Net income	Stockholders’ Equity
Changes in Stockholders’ Equity	Common Shares	Thousands of Euros
Balance at February 17, 2009	—	—	—	—	—

Capital increase	—	60	—	—	60
Net income 2009	—	—	—	(17)	(17)

Balance at December 31, 2009	602	60	—	(17)	43

2009 Income allocation	—	—	(17)	17	—
Net income 2010	—	—	—	39	39

Balance at December 31, 2010	602	60	(17)	39	82
At December 31, 2010, the capital stock of Santander International Preferred, S.A. (Sociedad Unipersonal) amounted to 602 shares of common stock with a €100 par value, fully subscribed and paid by Banco Santander, S.A. (wholly owner of this company).
Preferred Securities

		Thousands of
	Issue Date	Euros at 12/31/10
Issuances
Series 1 ($)	03/19/2009	734,166
Series 2 (€)	03/19/2009	8,582

		742,748

Issuances expenses		(126)

Total		742,622

-	Series 1: on March 19, 2009, Santander International Preferred, S.A. (Sociedad Unipersonal) issued 653,995 preferred securities, at $1,500 par value.

-	Series 2: on March 19, 2009, Santander International Preferred, S.A. (Sociedad Unipersonal) issued 8,582 preferred securities, at €1,000 par value.

-	These issues are perpetual and can be redeemable at the option of the issuer, subject to the consent of the Bank of Spain, in whole or in part, at any time after ten years from the issue date.

-	All the issues of Santander Finance Preferred, S.A. (Sociedad Unipersonal) are guaranteed by Banco Santander, S.A.
55.3	US Registered senior debt
SANTANDER US DEBT, S.A. (Sociedad Unipersonal)
Santander US Debt, S.A. (Sociedad Unipersonal) was established in Spain on February 27, 2004.
The common stock of the company is wholly owned by Banco Santander, S.A. The entity issues senior debt and the issuances are guaranteed fully and unconditionally by Banco Santander, S.A.
On December 31, 2010, no entity of Grupo Santander has issued senior debt that is registered in the U.S. It is expected that Santander US Debt, S.A. (Sociedad Unipersonal) issue U.S. registered senior debt during 2011.
Presented below are the condensed balance sheet, condensed statements of income and statements of changes in the stockholders’ equity for Santander US Debt, S.A. (Sociedad Unipersonal), prepared in conformity with IFRS.

Balance sheets

	Thousands of Euros	Thousands of Euros
SANTANDER US DEBT, S.A. (SOCIEDAD UNIPERSONAL)	2010	2009
Assets:
Cash	739	433
Deposits with Parent Bank	4,212,792	2,605,191
Other current assets	—	4

Total Assets	4,213,531	2,605,628
Liabilities and stockholders’ equity:

LIABILITIES:
Public entities	23	—
Commercial debts	35	36
Debts with group companies	5,081	9,040
Senior debt	4,208,069	2,595,989

Total Liabilities	4,213,208	2,605,065
STOCKHOLDERS’ EQUITY:
Capital stock	120	120
Retained earnings	443	431
Net income	(240)	12

Total Stockholders’ Equity	323	563

Total Liabilities and Stockholders’ Equity	4,213,531	2,605,628
Statement of income

	Thousands of Euros	Thousands of Euros
SANTANDER US DEBT, S.A. (SOCIEDAD UNIPERSONAL)	2010	2009

Interest income	65,042	43,321
Interest expenses	(64,875)	(43,016)
Non interest income	111	4
Non interest expenses	(518)	(292)
Corporate income tax	—	(5)

Net income / (loss)	(240)	12

Statement of changes in stockholders’ equity

			Retained		Total
	Capital stock		Earnings	Net income	Stockholders’ Equity
Changes in Stockholders’	Common
Equity	Shares	Thousands of Euros
Balance at January 1, 2009	1,200	120	332	100	552

2008 Income allocation	—	—	99	(100)	(1)
Net income 2009	—	—	—	12	12

Balance at December 31, 2009	1,200	120	431	12	563

2009 Income allocation	—	—	12	(12)	—
Net income 2010	—	—	—	(240)	(240)

Balance at December 31, 2010	1,200	120	443	(240)	323
At December 31, 2010, the capital stock of Santander US Debt, S.A. (Sociedad Unipersonal) amounted to 1,200 shares of common stock with a €100 par value, fully subscribed and paid by Banco Santander, S.A. (wholly owner of this company).
55.4	Acquisition of Sovereign Bancorp, Inc (“Sovereign”).
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
Under SEC Regulation S-X, Sovereign was an equity method investee significant to the Group in 2008 and thus we present below its summarized balance sheets as of December 31, 2008 and income statements for the fiscal year ended December 31, 2008. At December 31, 2009 Sovereign was fully consolidated in Santander Group.
On February 1, 2010 Sovereign Bancorp changed its name to Santander Holdings USA, Inc.
The financial information for 2008 disclosed below, differs from that included in our 2008 Form 20F due to reclassifications for comparative purposes reported in Sovereign’s form 10-K as of December 31, 2009. Such reclassifications bear no impact on our financial statements for 2008.

CONSOLIDATED BALANCE SHEET — SOVEREIGN BANCORP, INC.

2008
(Thousands of euros)
Assets
Cash and amounts due from depository institutions	2,697,796
Investment securities available for sale	6,683,437
Investment securities held to maturity	—
Other investments	516,470
Net loans held for investment	39,117,012
Loans held for sale	235,203
Premises and equipment	395,308
Accrued interest receivable	180,795
Goodwill	2,465,676
Core deposits and other intangibles	192,909
Bank owned life insurance	1,327,648
Other assets	1,583,067
Total assets	55,395,321

Liabilities
Deposits and other customer accounts	34,805,327
Borrowings and other debt obligations	15,063,724
Advance payments by borrowers for taxes and insurance	66,986
Other liabilities	1,437,789
Total liabilities	51,373,826

Non-controlling interests-preferred securities of subsidiaries	—

Stockholders’ Equity
Preferred stock	140,436
Common stock	5,546,289
Warrants and employee stock options issued	251,902
Unallocated common stock held by Employee Stock Ownership Plan	—
Treasury stock	(6,739)
Accumulated other comprehensive loss	(564,642)
Retained earnings	(1,345,751)
Total Stockholders’ Equity	4,021,495
Total Liabilities and Stockholders’ Equity	55,395,321
CONSOLIDATED INCOME STATEMENT — SOVEREIGN BANCORP, INC.

2008
(Thousands of euros)
Interest income	2,679,882
Interest expense	(1,394,001)
Provision for credit losses	(622,297)
Interest income / (Charges) after provision for credit losses	663,584
Fees and other income	434,746
Net (loss)/gain on investment securities	(994,022)
Non-interest income	(559,277)
General and administrative expenses	(1,013,917)
Other expenses	(206,312)
Income before income taxes	(1,115,922)
Income tax benefit/(provision)	(494,269)
Net income	(1,610,191)

Exhibit I
Subsidiaries of Banco Santander, S.A. (1)

						Millions of euros (a)
						Capital	Net profit	Amount of
		% Ownership held by the Bank		% of voting power		and	(loss) for	ownership
Entity	Location	Direct	Indirect	(k)	Line of business	Reserves	the year	interest
2 & 3 Triton Limited (m)	United Kingdom	0.00%	100.00%	100.00%	PROPERTY	12	4	12
A & L CF (Guernsey) Limited (n)	Guernsey	0.00%	100.00%	100.00%	LEASING	0	0	0
A & L CF (Jersey) Limited (n)	Jersey	0.00%	100.00%	100.00%	LEASING	93	(1)	88
A & L CF (Jersey) No.2 Limited (n)	Jersey	0.00%	100.00%	100.00%	LEASING	107	0	91
A & L CF December (1) Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING	13	1	0
A & L CF December (10) Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING	36	(1)	33
A & L CF December (11) Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING	12	0	11
A & L CF June (1) Limited (e)	United Kingdom	0.00%	100.00%	100.00%	LEASING	4	1	1
A & L CF June (2) Limited (e)	United Kingdom	0.00%	100.00%	100.00%	LEASING	2	0	0
A & L CF June (3) Limited (e)	United Kingdom	0.00%	100.00%	100.00%	LEASING	(1)	1	0
A & L CF June (5) Limited (e)	United Kingdom	0.00%	100.00%	100.00%	LEASING	0	0	0
A & L CF June (6) Limited (e)	United Kingdom	0.00%	100.00%	100.00%	LEASING	0	0	0
A & L CF June (7) Limited (e)	United Kingdom	0.00%	100.00%	100.00%	LEASING	0	0	0
A & L CF June (8) Limited (e)	United Kingdom	0.00%	100.00%	100.00%	LEASING	0	0	0
A & L CF March (1) Limited (d)	United Kingdom	0.00%	100.00%	100.00%	LEASING	(1)	1	0
A & L CF March (3) Limited (d) (j)	United Kingdom	0.00%	100.00%	100.00%	LEASING	0	0	0
A & L CF March (5) Limited (d)	United Kingdom	0.00%	100.00%	100.00%	LEASING	0	0	0
A & L CF March (6) Limited (d)	United Kingdom	0.00%	100.00%	100.00%	LEASING	0	0	0
A & L CF March (7) Limited (d)	United Kingdom	0.00%	100.00%	100.00%	LEASING	0	(1)	0
A & L CF March (8) Limited (d) (j)	United Kingdom	0.00%	100.00%	100.00%	LEASING	0	0	0
A & L CF March (9) Limited (d) (j)	United Kingdom	0.00%	100.00%	100.00%	LEASING	0	0	0
A & L CF September (2) Limited (f)	United Kingdom	0.00%	100.00%	100.00%	LEASING	0	0	0
A & L CF September (3) Limited (f)	United Kingdom	0.00%	100.00%	100.00%	LEASING	0	1	0
A & L CF September (4) Limited (f)	United Kingdom	0.00%	100.00%	100.00%	LEASING	(3)	1	0
A & L CF September (5) Limited (f)	United Kingdom	0.00%	100.00%	100.00%	LEASING	2	0	0
A N (123) plc	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY	985	4	990
Abbey Business Services (India) Private Limited (d)	India	0.00%	100.00%	100.00%	HOLDING COMPANY	1	0	0
Abbey Covered Bonds (Holdings) Limited	United Kingdom	—	(b )	—	SECURITISATION	0	0	0
Abbey Covered Bonds (LM) Limited	United Kingdom	—	(b )	—	SECURITISATION	0	0	0
Abbey Covered Bonds LLP	United Kingdom	—	(b )	—	SECURITISATION	599	190	0
Abbey National (America) Holdings Inc.	United States	0.00%	100.00%	100.00%	HOLDING COMPANY	34	0	34
Abbey National (America) Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY	34	0	27
Abbey National (CF Trustee) Limited (d)	United Kingdom	0.00%	100.00%	100.00%	ASSET MANAGEMENT COMPANY	0	0	0

						Millions of euros (a)
						Capital	Net profit	Amount of
		% Ownership held by the Bank		% of voting power		and	(loss) for	ownership
Entity	Location	Direct	Indirect	(k)	Line of business	Reserves	the year	interest
Abbey National (Gibraltar) Limited (j)	Gibraltar	0.00%	100.00%	100.00%	BROKER-DEALER	0	0	0
Abbey National (Holdings) Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY	22	0	19
Abbey National 1986 Limited (j)	United Kingdom	0.00%	100.00%	100.00%	FINANCE	7	0	6
Abbey National Alpha Investments (d)	United Kingdom	0.00%	100.00%	100.00%	FINANCE	1	0	1
Abbey National American Investments Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	302	1	294
Abbey National Baker Street Investments	United Kingdom	0.00%	100.00%	100.00%	FINANCE	4	0	4
Abbey National Beta Investments Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	115	16	99
Abbey National Business Cashflow Finance Limited (j)	United Kingdom	0.00%	100.00%	100.00%	FACTORING	5	0	4
Abbey National Business Equipment Leasing Limited (j)	United Kingdom	0.00%	100.00%	100.00%	LEASING	1	0	0
Abbey National Business Office Equipment Leasing Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING	5	0	0
Abbey National Capital LP I	United States	—	(b )	—	FINANCE	0	0	0
Abbey National Financial Investments 3 B.V.	Netherlands	0.00%	100.00%	100.00%	FINANCE	4	1	1
Abbey National Financial Investments 4 B.V.	Netherlands	0.00%	100.00%	100.00%	FINANCE	294	0	291
Abbey National General Insurance Services Limited (j)	United Kingdom	0.00%	100.00%	100.00%	ADVISORY SERVICES	(44)	44	0
Abbey National GP (Jersey) Limited	Jersey	0.00%	100.00%	100.00%	FINANCE	0	0	0
Abbey National Group Pension Schemes Trustees Limited (d)	United Kingdom	0.00%	100.00%	100.00%	ASSET MANAGEMENT COMPANY	0	0	0
Abbey National Homes Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	(44)	0	0
Abbey National International Limited	Jersey	0.00%	100.00%	100.00%	BANKING	212	19	174
Abbey National Investments	United Kingdom	0.00%	100.00%	100.00%	FINANCE	128	1	124
Abbey National Legacy Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY	0	0	0
Abbey National Legacy Leasing Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY	0	0	0
Abbey National Legacy Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY	0	0	0
Abbey National Nominees Limited	United Kingdom	0.00%	100.00%	100.00%	BROKER-DEALER	0	0	0
Abbey National North America Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY	0	0	0
Abbey National North America LLC	United States	0.00%	100.00%	100.00%	FINANCE	0	0	0
Abbey National Pension (Escrow Services) Limited	United Kingdom	0.00%	100.00%	100.00%	PENSION FUND MANAGEMENT COMPANY	16	6	0
Abbey National Personal Pensions Trustee Limited	United Kingdom	0.00%	100.00%	100.00%	ASSET MANAGEMENT COMPANY	0	0	0
Abbey National PLP (UK) Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Abbey National Properties (2) Limited (j)	United Kingdom	0.00%	100.00%	100.00%	LEASING	(3)	3	0
Abbey National Property Investments	United Kingdom	0.00%	100.00%	100.00%	FINANCE	394	5	161
Abbey National Property Services Limited	United Kingdom	0.00%	100.00%	100.00%	PROPERTY	(15)	0	0
Abbey National Securities Inc.	United States	0.00%	100.00%	100.00%	BROKER-DEALER	43	1	34

						Millions of euros (a)
						Capital	Net profit	Amount of
		% Ownership held by the Bank		% of voting power		and	(loss) for	ownership
Entity	Location	Direct	Indirect	(k)	Line of business	Reserves	the year	interest
Abbey National September Leasing (3) Limited (f)	United Kingdom	0.00%	100.00%	100.00%	LEASING	(9)	0	0
Abbey National Sterling Capital plc	United Kingdom	0.00%	100.00%	100.00%	FINANCE	3	0	0
Abbey National Treasury Investments	United Kingdom	0.00%	100.00%	100.00%	FINANCE	219	18	214
Abbey National Treasury Services (Transport Holdings) Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY	0	4	4
Abbey National Treasury Services Investments Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	880	2	871
Abbey National Treasury Services Overseas Holdings	United Kingdom	0.00%	99.99%	99.99%	HOLDING COMPANY	1,229	316	1,184
Abbey National Treasury Services plc	United Kingdom	0.00%	100.00%	100.00%	BANKING	4,070	534	3,310
Abbey National UK Investments	United Kingdom	0.00%	100.00%	100.00%	FINANCE	830	4	704
Abbey Stockbrokers (Nominees) Limited	United Kingdom	0.00%	100.00%	100.00%	BROKER-DEALER	0	0	0
Abbey Stockbrokers Limited	United Kingdom	0.00%	100.00%	100.00%	BROKER-DEALER	6	(1)	8
ABN AMRO Administradora de Cartões de Crédito Ltda. (l)	Brazil	0.00%	0.00%	0.00%	CARDS	—	—	—
ABN AMRO Brasil dois Participações S.A. (l)	Brazil	0.00%	0.00%	0.00%	HOLDING COMPANY	—	—	—
ABN AMRO Brasil Partipações e Investimentos S.A. (l)	Brazil	0.00%	0.00%	0.00%	HOLDING COMPANY	—	—	—
Adelfa Servicios a Instalaciones Fotovoltaicas, S.L.	Spain	0.00%	100.00%	100.00%	ELECTRICITY	0	0	0
Administración de Bancos Latinoamericanos Santander, S.L.	Spain	24.11%	75.89%	100.00%	HOLDING COMPANY	558	243	524
AEH Purchasing, Ltd.	Ireland	—	(b )	—	SECURITISATION	0	0	0
Afisa S.A.	Chile	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY	10	0	3
Agencia de Seguros Santander, Ltda.	Colombia	0.00%	100.00%	100.00%	INSURANCE	4	(3)	1
Agrícola Tabaibal, S.A.	Spain	0.00%	66.80%	100.00%	AGRICULTURE AND LIVESTOCK	0	0	0
Agropecuaria Tapirapé S.A.	Brazil	0.00%	80.62%	99.07%	AGRICULTURE AND LIVESTOCK	3	0	1
AIG Bank Polska Spólka Akcyjna	Poland	0.00%	70.00%	100.00%	BANKING	255	20	80
AKB Marketing Services Sp. Z.o.o.	Poland	0.00%	70.00%	100.00%	MARKETING	6	0	0
Aktúa Soluciones Financieras, S.A.	Spain	0.00%	90.04%	100.00%	FINANCIAL SERVICES	3	6	0
Alcaidesa Golf, S.L.	Spain	0.00%	45.03%	50.01%	SPORTS OPERATIONS	5	(1)	3
Alcaidesa Holding, S.A. (consolidated)	Spain	0.00%	45.03%	50.01%	PROPERTY	65	(3)	27
Alcaidesa Inmobiliaria, S.A.	Spain	0.00%	45.03%	50.01%	PROPERTY	60	(1)	15
Alcaidesa Servicios, S.A.	Spain	0.00%	45.03%	50.01%	SERVICES	9	0	4
ALCF Investments Limited (j)	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Aljarafe Golf, S.A.	Spain	0.00%	80.51%	89.41%	PROPERTY	14	0	0
Aljardi SGPS, Lda.	Portugal	0.00%	100.00%	100.00%	HOLDING COMPANY	1,163	800	1,148
Alliance & Leicester (Holdings) Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY	0	0	0

						Millions of euros (a)
						Capital	Net profit	Amount of
		% Ownership held by the Bank		% of voting power		and	(loss) for	ownership
Entity	Location	Direct	Indirect	(k)	Line of business	Reserves	the year	interest
Alliance & Leicester (Isle of Man) Limited (j)	United Kingdom	0.00%	100.00%	100.00%	BANKING	6	0	6
Alliance & Leicester (Jersey) Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	3	0	0
Alliance & Leicester Cash Solutions Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	(24)	0	0
Alliance & Leicester Commercial Bank plc	United Kingdom	0.00%	100.00%	100.00%	FINANCE	26	0	26
Alliance & Leicester Commercial Finance (Holdings) plc	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY	46	0	79
Alliance & Leicester Covered Bonds (LM) Limited (j)	United Kingdom	0.00%	100.00%	100.00%	SECURITISATION	0	0	0
Alliance & Leicester Covered Bonds LLP (j)	United Kingdom	—	(b )	—	SECURITISATION	0	0	0
Alliance & Leicester Equity Investments (Guarantee) Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Alliance & Leicester Estate Agents (Holdings) Limited (j)	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY	0	0	0
Alliance & Leicester Estate Agents (Mortgage & Finance) Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Alliance & Leicester Estates Limited	United Kingdom	0.00%	100.00%	100.00%	PROPERTY	6	0	0
Alliance & Leicester Finance Company Limited (j) (n)	Cayman Islands	0.00%	100.00%	100.00%	FINANCE	0	0	0
Alliance & Leicester Financing plc (j)	United Kingdom	0.00%	100.00%	100.00%	FINANCE	8	0	7
Alliance & Leicester Independent Financial Advisers Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Alliance & Leicester International Holdings Limited	Isle of Man	0.00%	100.00%	100.00%	HOLDING COMPANY	30	0	30
Alliance & Leicester International Limited	Isle of Man	0.00%	100.00%	100.00%	BANKING	141	0	30
Alliance & Leicester Investment (No 3) LLP	United Kingdom	0.00%	100.00%	100.00%	FINANCE	22	0	22
Alliance & Leicester Investment (No. 4) Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	12	0	12
Alliance & Leicester Investments (Derivatives No. 3) Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	17	0	17
Alliance & Leicester Investments (Derivatives) Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Alliance & Leicester Investments (Jersey) Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Alliance & Leicester Investments (No. 2) Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	3	1	1
Alliance & Leicester Investments Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	3	2	1
Alliance & Leicester LM Holdings Limited (j)	United Kingdom	—	(b )	—	SECURITISATION	0	0	0
Alliance & Leicester Personal Finance Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	(256)	20	0
Alliance & Leicester plc	United Kingdom	0.00%	100.00%	100.00%	BANKING	108	85	1,149
Alliance & Leicester Print Services Limited (j)	United Kingdom	0.00%	100.00%	100.00%	SERVICES	3	0	0
Alliance & Leicester Share Ownership Trust Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Alliance & Leicester Unit Trust Managers Limited	United Kingdom	0.00%	100.00%	100.00%	FUND AND PORTFOLIO MANAGER	9	0	5
Alliance Bank Limited	United Kingdom	100.00%	0.00%	100.00%	FINANCE	29	(3)	30
Alliance Corporate Services Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	10	0	0
Almacenadora Serfin, S.A. de C.V.	Mexico	0.00%	98.58%	98.71%	WAREHOUSING	0	0	2
Almacenadora Somex, S.A. de C.V.	Mexico	0.00%	97.10%	97.24%	WAREHOUSING	8	0	1
Altamira Santander Real Estate, S.A.	Spain	93.62%	6.38%	100.00%	PROPERTY	(627)	(179)	0

						Millions of euros (a)
						Capital	Net profit	Amount of
		% Ownership held by the Bank		% of voting power		and	(loss) for	ownership
Entity	Location	Direct	Indirect	(k)	Line of business	Reserves	the year	interest
Andaluza de Inversiones, S.A.	Spain	0.00%	100.00%	100.00%	HOLDING COMPANY	45	(1)	27
ANDSH Limited (j)	United Kingdom	0.00%	100.00%	100.00%	FINANCE	3	0	2
ANFP (US) LLC	United States	0.00%	100.00%	100.00%	FINANCE	0	0	0
ANITCO Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY	0	0	0
Aquanima Brasil Ltda.	Brazil	0.00%	99.44%	100.00%	e-COMMERCE	0	1	0
Aquanima Chile S.A.	Chile	0.00%	99.44%	100.00%	e-COMMERCE	1	0	0
Aquanima México S. de R.L. de C.V.	Mexico	0.00%	99.44%	100.00%	e-COMMERCE	1	0	1
Aquanima S.A.	Argentina	0.00%	99.44%	100.00%	SERVICES	0	0	0
Argenline, S.A.	Uruguay	0.00%	100.00%	100.00%	FINANCE	0	0	0
Asesoría Estratega, S.C.	Mexico	0.00%	100.00%	100.00%	SERVICES	0	0	0
Aurum S.A.	Chile	0.72%	99.28%	100.00%	HOLDING COMPANY	6	3	80
Ausant Holding Gesellschaft m.b.H. in liquidation (j)	Austria	0.00%	100.00%	100.00%	HOLDING COMPANY	0	0	0
Aviación Antares, A.I.E.	Spain	99.99%	0.01%	100.00%	LEASING	30	1	30
Aviación Intercontinental, A.I.E.	Spain	65.00%	0.00%	65.00%	LEASING	54	3	35
Aviación RC II, A.I.E.	Spain	99.99%	0.01%	100.00%	LEASING	9	0	9
Aviación Real, A.I.E.	Spain	99.99%	0.01%	100.00%	LEASING	4	0	10
Aviación Regional Cántabra, A.I.E.	Spain	73.58%	0.00%	73.58%	LEASING	28	1	22
Aviación Scorpius, A.I.E.	Spain	99.99%	0.01%	100.00%	LEASING	26	0	26
Aviación Tritón, A.I.E.	Spain	99.99%	0.01%	100.00%	LEASING	21	0	21
Aymoré Crédito, Financiamento e Investimento S.A.	Brazil	0.00%	81.38%	100.00%	FINANCE	296	135	278
Bajondillo, S.A.	Spain	0.00%	90.04%	100.00%	PROPERTY	0	0	0
Baker Street Risk and Insurance (Guernsey) Limited (e)	Guernsey	0.00%	100.00%	100.00%	INSURANCE	14	1	2
Banbou S.A.R.L.	France	0.00%	90.00%	100.00%	HOLDING COMPANY	0	0	0
Banco ABN AMRO Real S.A. (l)	Brazil	0.00%	0.00%	0.00%	BANKING	—	—	—
Banco Alicantino de Comercio, S.A.	Spain	0.00%	90.04%	100.00%	BANKING	9	0	8
Banco Bandepe S.A.	Brazil	0.00%	81.38%	100.00%	BANKING	1,810	108	1,259
Banco Banif, S.A.	Spain	100.00%	0.00%	100.00%	BANKING	391	33	184
Banco Comercial e de Investimento Sudameris S.A. (l)	Brazil	0.00%	0.00%	0.00%	BANKING	—	—	—
Banco de Albacete, S.A.	Spain	100.00%	0.00%	100.00%	BANKING	12	0	9
Banco de Asunción, S.A. (j)	Paraguay	0.00%	99.33%	99.33%	BANKING	1	0	29
Banco Español de Crédito, S.A.	Spain	88.96%	1.08%	90.04%	BANKING	4,807	436	1,300
Banco Madesant — Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	BANKING	1,186	(167)	1,159
Banco Santander- Chile	Chile	0.00%	76.74%	76.91%	BANKING	2,395	763	1,367
Banco Santander (Brasil) S.A.	Brazil	0.00%	81.38%	81.38%	BANKING	28,309	945	9,374
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander	Mexico	0.00%	99.86%	99.99%	BANKING	4,010	779	2,416

						Millions of euros (a)
						Capital	Net profit	Amount of
		% Ownership held by the Bank		% of voting power		and	(loss) for	ownership
Entity	Location	Direct	Indirect	(k)	Line of business	Reserves	the year	interest
Banco Santander (Panamá), S.A.	Panama	0.00%	100.00%	100.00%	BANKING	8	0	8
Banco Santander (Suisse) SA	Switzerland	0.00%	100.00%	100.00%	BANKING	203	44	325
Banco Santander Bahamas International Limited	Bahamas	0.00%	100.00%	100.00%	BANKING	835	88	785
Banco Santander Colombia, S.A.	Colombia	0.00%	97.85%	97.85%	BANKING	235	38	471
Banco Santander Consumer Portugal, S.A.	Portugal	0.00%	100.00%	100.00%	BANKING	111	7	177
Banco Santander International	United States	95.88%	4.12%	100.00%	BANKING	389	36	387
Banco Santander Perú S.A.	Peru	99.00%	1.00%	100.00%	BANKING	35	2	33
Banco Santander Puerto Rico	Puerto Rico	0.00%	100.00%	100.00%	BANKING	478	11	418
Banco Santander Río S.A.	Argentina	8.23%	91.07%	99.30%	BANKING	426	302	282
Banco Santander Totta, S.A.	Portugal	0.00%	99.73%	99.87%	BANKING	1,565	217	2,747
Banco Santander, S.A.	Uruguay	98.04%	1.96%	100.00%	BANKING	297	41	204
Banesto Banca Privada Gestión, S.A. S.G.I.I.C.	Spain	0.00%	90.04%	100.00%	FUND MANAGEMENT COMPANY	3	0	2
Banesto Banco de Emisiones, S.A.	Spain	0.00%	90.04%	100.00%	BANKING	102	1	87
Banesto Bolsa, S.A., Sdad. Valores y Bolsa	Spain	0.00%	90.04%	100.00%	BROKER-DEALER	112	1	31
Banesto Financial Products, Plc.	Ireland	0.00%	90.04%	100.00%	FINANCE	0	0	0
Banesto Renting, S.A.	Spain	0.00%	90.04%	100.00%	FINANCE	10	0	2
Banesto Securities, Inc.	United States	0.00%	90.04%	100.00%	FINANCE	4	2	2
Banif Gestión, S.A., S.G.I.I.C.	Spain	0.00%	98.01%	100.00%	FUND MANAGEMENT COMPANY	25	0	15
Bansa Santander, S.A.	Chile	0.00%	100.00%	100.00%	PROPERTY	4	(1)	36
Bansamex, S.A.	Spain	50.00%	0.00%	50.00%	CARDS	6	1	1
Beacon Abstract, L.P.	United States	0.00%	70.00%	70.00%	INSURANCE	0	1	0
Bel Canto SICAV Erodiade (c)	Luxembourg	0.00%	100.00%	100.00%	OPEN-END INVESTMENT COMPANY	2	0	2
Beta Cero, S.A.	Spain	0.00%	79.24%	88.00%	FINANCE	0	0	0
Bracken Securities Holdings Limited	United Kingdom	—	(b )	—	SECURITISATION	0	0	0
Bracken Securities Option Limited	United Kingdom	0.00%	100.00%	100.00%	SECURITISATION	0	0	0
Bracken Securities plc	United Kingdom	0.00%	100.00%	100.00%	SECURITISATION	0	0	0
Bradford & Bingley International Limited	Isle of Man	0.00%	100.00%	100.00%	BANKING	205	12	118
Brazil Foreign Diversified Payment Rights Finance Company	Cayman Islands	—	(b )	—	SECURITISATION	0	0	0
BRS Investments, S.A.	Argentina	0.00%	100.00%	100.00%	HOLDING COMPANY	28	0	73
BST International Bank, Inc.	Puerto Rico	0.00%	99.73%	100.00%	BANKING	4	18	4
CA Premier Banking Limited	United Kingdom	0.00%	100.00%	100.00%	BANKING	5	0	5
Caja de Emisiones con Garantía de Anualidades Debidas por el Estado, S.A.	Spain	0.00%	56.61%	62.87%	FINANCE	0	0	0
Cántabra de Inversiones, S.A.	Spain	100.00%	0.00%	100.00%	HOLDING COMPANY	(18)	(16)	154
Cantabric Financing LLC.	United States	—	(b )	—	SECURITISATION	0	0	0

						Millions of euros (a)
						Capital	Net profit	Amount of
		% Ownership held by the Bank		% of voting power		and	(loss) for	ownership
Entity	Location	Direct	Indirect	(k)	Line of business	Reserves	the year	interest
Cantabric Financing, Plc.	Ireland	—	(b )	—	SECURITISATION	0	0	0
Cántabro Catalana de Inversiones, S.A.	Spain	100.00%	0.00%	100.00%	HOLDING COMPANY	188	2	140
Capital Riesgo Global, SCR de Régimen Simplificado, S.A.	Spain	92.91%	7.09%	100.00%	VENTURE CAPITAL COMPANY	599	(5)	553
Capital Street Delaware LP	United States	0.00%	100.00%	100.00%	HOLDING COMPANY	0	0	0
Capital Street GP (j)	Cayman Islands	—	(b )	—	HOLDING COMPANY	0	0	0
Capital Street S.A.	Luxembourg	0.00%	100.00%	100.00%	FINANCE	(1)	0	0
Carfax (Guernsey) Limited (n)	Guernsey	0.00%	100.00%	100.00%	INSURANCE BROKERAGE	26	0	23
Carpe Diem Salud, S.L.	Spain	100.00%	0.00%	100.00%	SECURITIES INVESTMENT	0	0	0
Cartera Mobiliaria, S.A., SICAV	Spain	0.00%	80.69%	92.75%	SECURITIES INVESTMENT	643	(3)	227
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander	Mexico	0.00%	99.83%	99.97%	BROKER-DEALER	46	22	37
Cater Allen Holdings Limited	United Kingdom	0.00%	99.99%	100.00%	HOLDING COMPANY	110	290	100
Cater Allen International Limited	United Kingdom	0.00%	99.99%	100.00%	BROKER-DEALER	141	55	137
Cater Allen Limited	United Kingdom	0.00%	100.00%	100.00%	BANKING	280	38	258
Cater Allen Lloyd’s Holdings Limited	United Kingdom	0.00%	99.99%	100.00%	HOLDING COMPANY	(11)	0	0
Cater Allen Pensions Limited	United Kingdom	0.00%	100.00%	100.00%	PENSION FUND MANAGEMENT COMPANY	0	0	0
Cater Allen Syndicate Management Limited	United Kingdom	0.00%	99.99%	100.00%	ADVISORY SERVICES	2	0	0
Cater Tyndall Limited (j)	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY	32	0	0
Catmoll, S.L.	Spain	100.00%	0.00%	100.00%	PROPERTY	9	0	6
Certidesa, S.L.	Spain	0.00%	100.00%	100.00%	LEASE OF AIRCRAFT	(19)	(5)	3
Chatsworth Securities LLP (j) (g)	United Kingdom	—	(b )	—	SECURITISATION	0	0	0
CitiFinancial Auto Issuance Trust 2009-1	United States	—	(b )	—	SECURITISATION	0	11	0
Clínica Sear, S.A.	Spain	0.00%	45.54%	50.58%	HEALTHCARE	4	0	1
Club Zaudin Golf, S.A.	Spain	0.00%	85.64%	95.11%	SERVICES	15	0	12
Comercializadora Al-fin, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	RETAIL TRADE	0	0	0
Companhia Santander de Valores — Distribuidora de Títulos e Valores Mobiliários	Brazil	0.00%	81.38%	100.00%	ASSET MANAGEMENT	37	2	28
Costa Canaria de Veneguera, S.A.	Spain	0.00%	66.80%	74.19%	PROPERTY	13	0	9
Crawfall, S.A.	Uruguay	100.00%	0.00%	100.00%	SERVICES	1	0	1
Credicenter Empreendimentos e Promoções Ltda. (l)	Brazil	0.00%	0.00%	0.00%	FINANCIAL SERVICES	—	—	—

						Millions of euros (a)
						Capital	Net profit	Amount of
		% Ownership held by the Bank		% of voting power		and	(loss) for	ownership
Entity	Location	Direct	Indirect	(k)	Line of business	Reserves	the year	interest
Credisol, S.A. (j)	Uruguay	0.00%	100.00%	100.00%	CARDS	0	0	7
Crefisa, Inc.	Puerto Rico	100.00%	0.00%	100.00%	FINANCE	310	(16)	279
Cruzeiro Factoring Sociedade de Fomento Comercial Ltda. (l)	Brazil	0.00%	0.00%	0.00%	FACTORING	—	—	—
Darep Limited	Ireland	0.00%	100.00%	100.00%	REINSURANCE	5	1	4
Depósitos Portuarios, S.A.	Spain	0.00%	90.04%	100.00%	SERVICES	1	0	1
Digital Procurement Holdings N.V.	Netherlands	0.00%	99.44%	100.00%	HOLDING COMPANY	2	2	1
Diners Club Spain, S.A.	Spain	75.00%	0.00%	75.00%	CARDS	9	2	9
Dirección Estratega, S.C.	Mexico	0.00%	100.00%	100.00%	SERVICES	0	0	0
Drive Residual Holdings GP LLC	United States	0.00%	91.50%	100.00%	HOLDING COMPANY	0	0	0
Drive Residual Holdings LP	United States	0.00%	91.50%	100.00%	AUXILIARY	(8)	(4)	0
Drive Trademark Holdings LP	United States	0.00%	91.50%	100.00%	AUXILIARY	0	0	0
Drive Warehouse GP LLC	United States	0.00%	91.50%	100.00%	HOLDING COMPANY	0	0	0
Drive Warehouse LP	United States	0.00%	91.50%	100.00%	AUXILIARY	0	17	0
Dudebasa, S.A.	Spain	0.00%	90.04%	100.00%	FINANCE	32	(4)	22
Elerco, S.A.	Spain	0.00%	90.04%	100.00%	PROPERTY	194	(91)	170
Empresas Banesto 1, Fondo de Titulización de Activos	Spain	—	(b )	—	SECURITISATION	0	0	0
Empresas Banesto 2, Fondo de Titulización de Activos	Spain	—	(b )	—	SECURITISATION	0	0	0
Empresas Banesto 3, Fondo de Titulización de Activos	Spain	—	(b )	—	SECURITISATION	0	0	0
Empresas Banesto 4, Fondo de Titulización de Activos	Spain	—	(b )	—	SECURITISATION	0	0	0
Empresas Banesto 5, Fondo de Titulización de Activos	Spain	—	(b )	—	SECURITISATION	0	0	0
Erestone S.A.S.	France	0.00%	90.00%	90.00%	PROPERTY	63	0	57
Evansgrove Limited (f) (j)	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
FFB — Participações e Serviços, Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	HOLDING COMPANY	3,667	20	1,020
Fideicomiso 100740 SLPT	Mexico	0.00%	99.86%	100.00%	FINANCE	53	6	34
Fideicomiso Financiero Río Personales I	Argentina	—	(b )	—	SECURITIES	1	0	0
Fideicomiso GFSSLPT Banca Serfín, S.A.	Mexico	0.00%	99.86%	100.00%	FINANCE	47	2	28
Fideicomiso Super Letras Hipotecarias Clase I	Argentina	—	(b )	—	SECURITIES	2	0	0
Fideicomiso Super Letras Hipotecarias Clase II	Argentina	—	(b )	—	SECURITIES	4	0	0
Financiación Banesto 1, Fondo de Titulización de Activos	Spain	—	(b )	—	SECURITISATION	0	0	0
Financiera Alcanza, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada	Mexico	0.00%	100.00%	100.00%	FINANCE	0	0	0
First National Motor Business Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING	0	0	0
First National Motor Contracts Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING	0	0	0
First National Motor Facilities Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING	0	0	0
First National Motor Finance Limited	United Kingdom	0.00%	100.00%	100.00%	ADVISORY SERVICES	0	0	0
First National Motor Leasing Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING	0	0	0
First National Motor plc	United Kingdom	0.00%	100.00%	100.00%	LEASING	0	0	0
First National Tricity Finance Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	213	5	119

							Millions of euros (a)
							Capital	Net profit	Amount of
		% Ownership held by the Bank			% of voting power		and	(loss) for	ownership
Entity	Location	Direct	Indirect		(k)	Line of business	Reserves	the year	interest
Fomento e Inversiones, S.A.	Spain	100.00%	0.00%		100.00%	HOLDING COMPANY	35	27	17
Fondo de Titulización de Activos Santander 1	Spain	—	(b	)	—	SECURITISATION	0	0	0
Fondo de Titulización de Activos Santander 2	Spain	—	(b	)	—	SECURITISATION	0	0	0
Fondo de Titulización de Activos Santander Consumer Spain 07-2	Spain		(b	)		SECURITISATION	(39)	(4)	0
Fondo de Titulización de Activos Santander Consumer Spain 08-1	Spain		(b	)		SECURITISATION	0	0	0
Fondo de Titulización de Activos Santander Consumer Spain 09-1	Spain		(b	)		SECURITISATION	0	0	0
Fondo de Titulización de Activos Santander Consumer Spain Auto 06	Spain		(b	)		SECURITISATION	(8)	0	0
Fondo de Titulización de Activos Santander Consumer Spain Auto 07-1	Spain		(b	)		SECURITISATION	(33)	0	0
Fondo de Titulización de Activos Santander Consumer Spain Auto 2010-1	Spain		(b	)		SECURITISATION	0	0	0
Fondo de Titulización de Activos Santander Empresas 1	Spain	—	(b	)	—	SECURITISATION	0	0	0
Fondo de Titulización de Activos Santander Empresas 2	Spain	—	(b	)	—	SECURITISATION	0	0	0
Fondo de Titulización de Activos Santander Empresas 3	Spain	—	(b	)	—	SECURITISATION	0	0	0
Fondo de Titulización de Activos Santander Empresas 4	Spain	—	(b	)	—	SECURITISATION	0	0	0
Fondo de Titulización de Activos Santander Empresas 5	Spain	—	(b	)	—	SECURITISATION	0	0	0
Fondo de Titulización de Activos Santander Empresas 6	Spain	—	(b	)	—	SECURITISATION	0	0	0
Fondo de Titulización de Activos Santander Empresas 7	Spain	—	(b	)	—	SECURITISATION	0	0	0
Fondo de Titulización de Activos Santander Hipotecario 6	Spain	—	(b	)	—	SECURITISATION	0	0	0
Fondo de Titulización de Activos Santander Público 1	Spain	—	(b	)	—	SECURITISATION	0	0	0
Fondo de Titulización Hipotecaria Banesto 2	Spain	—	(b	)	—	SECURITISATION	0	0	0
Fondo de Titulización Hipotecaria Banesto 3	Spain	—	(b	)	—	SECURITISATION	0	0	0
Fondo de Titulización Hipotecaria Banesto 4	Spain	—	(b	)	—	SECURITISATION	0	0	0
Fondo de Titulización Santander Financiación 1	Spain	—	(b	)	—	SECURITISATION	0	0	0
Fondo de Titulización Santander Financiación 2	Spain	—	(b	)	—	SECURITISATION	0	0	0
Fondo de Titulización Santander Financiación 3	Spain	—	(b	)	—	SECURITISATION	0	0	0
Fondo de Titulización Santander Financiación 4	Spain	—	(b	)	—	SECURITISATION	0	0	0
Fondos Santander, S.A. Administradora de Fondos de Inversión (in liquidation) (j)	Uruguay	0.00%	100.00%		100.00%	FUND MANAGEMENT COMPANY	0	0	0
Formación Integral, S.A.	Spain	0.00%	90.04%		100.00%	TRAINING	1	0	1
Fortensky Trading, Ltd.	Ireland	0.00%	100.00%		100.00%	FINANCE	0	0	0
Fosse (Master Issuer) Holdings Limited	United Kingdom	—	(b	)	—	SECURITISATION	0	0	0
Fosse Funding (No.1) Limited	United Kingdom	0.00%	100.00%		100.00%	SECURITISATION	52	92	0
Fosse Master Issuer PLC	United Kingdom	0.00%	100.00%		100.00%	SECURITISATION	5	28	0
Fosse PECOH Limited	United Kingdom	—	(b	)	—	SECURITISATION	0	0	0
Fosse Trustee (UK) Limited	United Kingdom	—	(b	)	—	SECURITISATION	0	0	0
Fosse Trustee Limited	Jersey	—	(b	)	—	SECURITISATION	0	0	0
FTPYME Banesto 2 Fondo de Titulización de Activos	Spain	—	(b	)	—	SECURITISATION	0	0	0

						Millions of euros (a)
						Capital	Net profit	Amount of
		% Ownership held by the Bank		% of voting power		and	(loss) for	ownership
Entity	Location	Direct	Indirect	(k)	Line of business	Reserves	the year	interest
FTPYME Santander 2 Fondo de Titulización de Activos	Spain	—	(b )	—	SECURITISATION	0	0	0
Garilar, S.A.	Uruguay	0.00%	100.00%	100.00%	INTERNET	0	0	0
GEOBAN Deutschland GmbH	Germany	0.00%	100.00%	100.00%	SERVICES	1	(1)	0
Geoban UK Limited	United Kingdom	0.00%	100.00%	100.00%	SERVICES	0	0	0
Geoban, S.A.	Spain	100.00%	0.00%	100.00%	SERVICES	17	1	24
Gesban México Servicios Administrativos Globales, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	SERVICES	0	0	0
Gesban Santander Servicios Profesionales Contables Limitada	Chile	0.00%	100.00%	100.00%	INTERNET	0	0	0
Gesban Servicios Administrativos Globales, S.L.	Spain	99.99%	0.01%	100.00%	SERVICES	0	0	1
Gesban UK Limited	United Kingdom	0.00%	100.00%	100.00%	COLLECTION AND PAYMENT SERVICES	0	0	0
Gescoban Soluciones, S.A.	Spain	0.00%	90.04%	100.00%	FINANCE	6	1	1
Gestión de Instalaciones Fotovoltaicas, S.L. Sole-Shareholder Company	Spain	0.00%	100.00%	100.00%	ELECTRICITY	0	0	0
Gestión Santander, S.A. de C.V., Sociedad Operadora de Sociedades de Inversión, Grupo Financiero Santander	Mexico	0.00%	99.87%	100.00%	FINANCE	3	5	1
Gestora de Procesos S.A., in liquidation (j)	Peru	0.00%	100.00%	100.00%	HOLDING COMPANY	1	0	1
Giro Investments Limited (j) (n)	Cayman Islands	0.00%	100.00%	100.0%	FINANCE	0	0	0
Girobank Carlton Investments Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	7	0	1
Girobank Investments Limited (j)	United Kingdom	0.00%	100.00%	100.00%	FINANCE	1	0	0
Golden Bar (Securitisation) S.r.l.	Italy	—	(b )	—	SECURITISATION	0	0	0
Golden Bar Securitization Programme I	Italy	—	(b )	—	SECURITISATION	0	0	0
Golden Bar Securitization Programme II	Italy	—	(b )	—	SECURITISATION	0	0	0
Golden Bar Securitization Programme III	Italy	—	(b )	—	SECURITISATION	(11)	0	0
Golden Bar Securitization Programme IV	Italy	—	(b )	—	SECURITISATION	0	0	0
Grupo Alcanza, S.A. de C.V.	Mexico	100.00%	0.00%	100.00%	HOLDING COMPANY	1	0	13
Grupo Empresarial Santander, S.L.	Spain	99.11%	0.89%	100.00%	HOLDING COMPANY	3,180	499	3,759
Grupo Financiero Santander, S.A. B de C.V.	Mexico	74.75%	25.12%	99.87%	HOLDING COMPANY	4,143	837	4,066
Guaranty Car, S.A., Sole-Shareholder Company	Spain	0.00%	100.00%	100.00%	AUTOMOTIVE	3	0	1
Hansar Finance Limited (j)	United Kingdom	0.00%	100.00%	100.00%	FINANCE	1	0	1
Hipototta No. 1 FTC	Portugal	—	(b )	—	SECURITISATION	3	(2)	0
Hipototta No. 1 plc	Ireland	—	(b )	—	SECURITISATION	(3)	(1)	0
Hipototta No. 10 FTC	Portugal	—	(b )	—	SECURITISATION	2	(1)	0
Hipototta No. 10 Limited	Ireland	—	(b )	—	SECURITISATION	(3)	0	0
Hipototta No. 11	Portugal	—	(b )	—	SECURITISATION	0	0	0
Hipototta No. 2 FTC	Portugal	—	(b )	—	SECURITISATION	12	(5)	0
Hipototta No. 2 plc	Ireland	—	(b )	—	SECURITISATION	(11)	0	0
Hipototta No. 3 FTC	Portugal	—	(b )	—	SECURITISATION	18	(7)	0

							Millions of euros (a)
							Capital	Net profit	Amount of
		% Ownership held by the Bank			% of voting power		and	(loss) for	ownership
Entity	Location	Direct	Indirect		(k)	Line of business	Reserves	the year	interest
Hipototta No. 3 plc	Ireland	—	(b	)	—	SECURITISATION	(17)	(4)	0
Hipototta No. 4 FTC	Portugal	—	(b	)	—	SECURITISATION	18	(7)	0
Hipototta No. 4 plc	Ireland	—	(b	)	—	SECURITISATION	(18)	(3)	0
Hipototta No. 5 FTC	Portugal	—	(b	)	—	SECURITISATION	9	(5)	0
Hipototta No. 5 plc	Ireland	—	(b	)	—	SECURITISATION	(8)	(1)	0
Hipototta No. 7 FTC	Portugal	—	(b	)	—	SECURITISATION	10	(7)	0
Hipototta No. 7 Limited	Ireland	—	(b	)	—	SECURITISATION	(10)	(2)	0
Hipototta No. 8 FTC	Portugal	—	(b	)	—	SECURITISATION	5	(3)	0
Hipototta No. 8 Limited	Ireland	—	(b	)	—	SECURITISATION	(5)	0	0
Hispamer Renting, S.A. Sole-Shareholder Company	Spain	0.00%	100.00%		100.00%	FULL-SERVICE LEASE	12	0	1
Holbah II Limited	Bahamas	0.00%	100.00%		100.00%	HOLDING COMPANY	986	702	1,475
Holbah Limited	Bahamas	0.00%	100.00%		100.00%	HOLDING COMPANY	0	947	0
Holmes Financing (Nº1) plc	United Kingdom	—	(b	)	—	SECURITISATION	8	(8)	0
Holmes Financing (Nº10) plc	United Kingdom	—	(b	)	—	SECURITISATION	(1)	1	0
Holmes Financing (Nº9) plc	United Kingdom	—	(b	)	—	SECURITISATION	1	(1)	0
Holmes Funding 2 Limited	United Kingdom	0.00%	100.00%		100.00%	SECURITISATION	(276)	276	0
Holmes Funding Limited	United Kingdom	—	(b	)	—	SECURITISATION	(100)	28	0
Holmes Holdings Limited	United Kingdom	—	(b	)	—	SECURITISATION	0	0	0
Holmes Master Issuer 2 PLC	United Kingdom	0.00%	100.00%		100.00%	SECURITISATION	146	(146)	0
Holmes Master Issuer plc	United Kingdom	—	(b	)	—	SECURITISATION	0	7	0
Holmes Trustees Limited	United Kingdom	—	(b	)	—	SECURITISATION	0	0	0
Holneth B.V.	Netherlands	0.00%	100.00%		100.00%	HOLDING COMPANY	9	67	12
HRE Investment Holdings II-A S.à.r.l. (c)	Luxembourg	0.00%	69.91%		0.00%	HOLDING COMPANY	0	(39)	0
HSBC Automotive Trust (USA) 2006-3	United States	—	(b	)	—	SECURITISATION	0	0	0
HSBC Automotive Trust (USA) 2007-1	United States	—	(b	)	—	SECURITISATION	0	0	0
HSH Delaware L.P. (c)	United States	0.00%	69.60%		0.00%	HOLDING COMPANY	12	(4)	5
Hualle, S.A.	Spain	0.00%	90.04%		100.00%	SECURITIES INVESTMENT	74	1	5
Ibérica de Compras Corporativas, S.L.	Spain	91.63%	7.82%		100.00%	e-COMMERCE	14	4	5
Independence Community Bank Corp.	United States	0.00%	100.00%		100.00%	HOLDING COMPANY	4,367	89	4,693
Independence Community Commercial Reinvestment Corp.	United States	0.00%	100.00%		100.00%	HOLDING COMPANY	100	4	103
Infraestructuras Americanas, S.L.	Spain	0.00%	100.00%		100.00%	HOLDING COMPANY	45	(43)	129
Ingeniería de Software Bancario, S.L.	Spain	100.00%	0.00%		100.00%	IT SERVICES	76	14	86
Inmo Francia 2, S.A.	Spain	0.00%	100.00%		100.00%	PROPERTY	57	0	58

						Millions of euros (a)
						Capital	Net profit	Amount of
		% Ownership held by the Bank		% of voting power		and	(loss) for	ownership
Entity	Location	Direct	Indirect	(k)	Line of business	Reserves	the year	interest
Instituto Santander Serfin, A.C.	Mexico	0.00%	99.86%	100.00%	NOT-FOR-PROFIT INSTITUTE	1	0	0
Insurance Funding Solutions Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	(7)	2	0
Integritas (Canada) Trustee Corporation Ltd.	Canada	100.00%	0.00%	100.00%	ASSET MANAGEMENT COMPANY	1	0	0
Integritas New Zealand Ltd.	New Zealand	0.00%	100.00%	100.00%	ASSET MANAGEMENT COMPANY	0	0	0
Integritas Trust SA	Switzerland	0.00%	100.00%	100.00%	ASSET MANAGEMENT COMPANY	4	1	0
Interfinance Holanda B.V.	Netherlands	100.00%	0.00%	100.00%	HOLDING COMPANY	0	0	0
Inversiones Marítimas del Mediterráneo, S.A.	Spain	100.00%	0.00%	100.00%	INACTIVE	4	0	3
Isban Argentina S.A.	Argentina	87.42%	12.58%	100.00%	FINANCIAL SERVICES	3	0	2
Isban Brasil S.A.	Brazil	0.00%	100.00%	100.00%	SERVICES	16	7	22
Isban Chile S.A.	Chile	0.00%	100.00%	100.00%	IT SERVICES	13	2	23
Isban DE GmbH	Germany	0.00%	100.00%	100.00%	IT SERVICES	1	0	0
Isban México, S.A. de C.V.	Mexico	100.00%	0.00%	100.00%	IT SERVICES	78	1	60
ISBAN PT — Engenheria e Software Bancário, S.A.	Portugal	0.00%	100.00%	100.00%	IT SERVICES	1	0	0
Isban U.K., Ltd.	United Kingdom	0.00%	100.00%	100.00%	IT SERVICES	7	3	0
Island Insurance Corporation	Puerto Rico	0.00%	100.00%	100.00%	INSURANCE	3	0	4
Itasant — Sociedade Gestora de Participações Sociais Sociedade Unipessoal, Lda.	Portugal	0.00%	100.00%	100.00%	HOLDING COMPANY	92	596	92
J.C. Flowers II-A L.P.	Canada	0.00%	70.32%	4.43%	HOLDING COMPANY	64	(5)	52
JCF BIN II-A (o)	Mauritania	0.00%	69.47%	4.43%	HOLDING COMPANY	4	0	3
JCF II-A AIV K L.P.	Canada	0.00%	69.53%	0.00%	HOLDING COMPANY	3	0	3
JCF II-A Special AIV K L.P.	Canada	0.00%	72.29%	4.99%	HOLDING COMPANY	3	0	3
Jupiter III C.V. (c)	Netherlands	0.00%	72.33%	4.99%	HOLDING COMPANY	147	(39)	79
Jupiter JCF AIV II A C.V.	Netherlands	0.00%	69.33%	4.99%	HOLDING COMPANY	18	3	15
La Unión Resinera Española, S.A. (consolidated)	Spain	74.87%	21.30%	96.26%	CHEMICALS	47	1	28
Laboratorios Indas, S.A. (e)	Spain	0.00%	73.22%	73.22%	HEALTH PRODUCTS	50	26	255

						Millions of euros (a)
						Capital	Net profit	Amount of
		% Ownership held by the Bank		% of voting power		and	(loss) for	ownership
Entity	Location	Direct	Indirect	(k)	Line of business	Reserves	the year	interest
Langton Funding (No.1) Limited	United Kingdom	0.00%	100.00%	100.00%	SECURITISATION	0	0	0
Langton Mortgages Trustee (UK) Limited	United Kingdom	—	(b )	—	SECURITISATION	0	0	0
Langton Mortgages Trustee Limited	Jersey	—	(b )	—	SECURITISATION	0	0	0
Langton PECOH Limited	United Kingdom	—	(b )	—	SECURITISATION	0	0	0
Langton Securities (2008-1) plc	United Kingdom	0.00%	100.00%	100.00%	SECURITISATION	0	0	0
Langton Securities (2008-2) plc	United Kingdom	0.00%	100.00%	100.00%	SECURITISATION	0	0	0
Langton Securities (2008-3) plc	United Kingdom	0.00%	100.00%	100.00%	SECURITISATION	0	0	0
Langton Securities (2010-1) PLC	United Kingdom	0.00%	100.00%	100.00%	SECURITISATION	0	0	0
Langton Securities (2010-2) PLC	United Kingdom	0.00%	100.00%	100.00%	SECURITISATION	0	0	0
Langton Securities Holdings Limited	United Kingdom	—	(b )	—	SECURITISATION	0	0	0
Laparanza, S.A.	Spain	61.59%	0.00%	61.59%	AGRICULTURE AND LIVESTOCK	31	0	16
Larix Chile Inversiones Limitada	Chile	0.00%	90.04%	100.00%	FINANCE	0	0	0
Lease Totta No. 1 FTC	Portugal	—	(b )	—	SECURITISATION	5	0	0
Leasetotta No. 1 Limited	Ireland	—	(b )	—	SECURITISATION	(3)	1	0
Liquidity Import Finance Limited (f)	United Kingdom	0.00%	100.00%	100.00%	FACTORING	0	0	0
Liquidity Limited (f)	United Kingdom	0.00%	100.00%	100.00%	FACTORING	(1)	2	1
Luresa Inmobiliaria, S.A.	Spain	0.00%	96.17%	100.00%	PROPERTY	22	1	9
Luri 1, S.A.	Spain	0.00%	5.58%	100.00%	PROPERTY	101	(7)	5
Luri 2, S.A.	Spain	0.00%	4.81%	100.00%	PROPERTY	82	(17)	3
Luri 4, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	100.00%	PROPERTY	30	(3)	32
Luri Land, S.A.	Belgium	0.00%	5.15%	100.00%	PROPERTY	5	0	0
MAC No. 1 Limited (i)	United Kingdom	—	(b )	—	MORTGAGE LOAN COMPANY	0	0	0
Magnolia Termosolar, S.L.	Spain	0.00%	65.00%	65.00%	ELECTRICITY	0	0	0
Marylebone Road CBO 3 BV	Netherlands	—	(b )	—	SECURITISATION	0	0	0
Mata Alta, S.L.	Spain	0.00%	61.59%	100.00%	PROPERTY	0	0	0
Merciver, S.L.	Spain	0.00%	90.04%	100.00%	SHIPPING COMPANY	0	0	0
Mesena Servicios de Gestión Inmobiliaria, S.A.	Spain	0.00%	90.04%	100.00%	PROPERTY	750	(127)	102
Mitre Capital Partners Limited	United Kingdom	0.00%	100.00%	100.00%	MORTGAGE LOAN COMPANY	(63)	(18)	0
Money Card (Holdings) Limited	United Kingdom	0.00%	80.00%	100.00%	HOLDING COMPANY	(6)	21	2
Money Card Limited	United Kingdom	0.00%	80.00%	100.00%	FINANCIAL SERVICES	0	0	0
Mugo Termosolar, S.L.	Spain	0.00%	65.00%	65.00%	ELECTRICITY	0	0	0
Multinegocios S.A.	Chile	0.00%	99.54%	100.00%	ADVISORY SERVICES	0	0	0
Multirent — Aluguer e Comércio de Automóveis, S.A.	Portugal	0.00%	60.00%	100.00%	FULL-SERVICE LEASE	13	1	14
Multiservicios de Negocios Limitada	Chile	0.00%	100.00%	100.00%	FINANCIAL SERVICES	1	0	0

						Millions of euros (a)
						Capital	Net profit	Amount of
		% Ownership held by the Bank		% of voting power		and	(loss) for	ownership
Entity	Location	Direct	Indirect	(k)	Line of business	Reserves	the year	interest
N&P (B.E.S.) Loans Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING	4	0	4
Naviera Mirambel, S.L.	Spain	0.00%	100.00%	100.00%	FINANCE	0	0	0
Naviera Trans Gas, A.I.E.	Spain	99.99%	0.01%	100.00%	SHIPPING COMPANY	10	(3)	61
Naviera Trans Ore, A.I.E.	Spain	99.99%	0.01%	100.00%	LEASING	18	0	18
Nebraska Wind I LLC	United States	0.00%	100.00%	100.00%	ELECTRICITY	5	0	5
New Menta Public Corp.	United States	0.00%	100.00%	100.00%	INACTIVE	0	0	0
NIB Special Investors IV-A LP	Canada	0.00%	99.70%	4.99%	HOLDING COMPANY	40	4	66
NIB Special Investors IV-B LP (c)	Canada	0.00%	95.86%	4.99%	HOLDING COMPANY	13	2	29
Norbest AS	Norway	7.94%	92.06%	100.00%	SECURITIES INVESTMENT	257	(21)	1,356
NW Services CO.	United States	0.00%	99.44%	100.00%	e-COMMERCE	2	0	2
Oil-Dor, S.A.	Spain	0.00%	90.04%	100.00%	FINANCE	158	2	110
Open Bank, S.A.	Spain	100.00%	0.00%	100.00%	BANKING	161	(4)	137
Optimal Alternative Investments, S.G.I.I.C., S.A.	Spain	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY	1	0	1
Optimal Investment Services SA	Switzerland	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY	44	(8)	5
Optimal Multiadvisors Ireland Plc / Optimal Strategic US Equity Ireland EUR Fund (c)	Ireland	73.56%	8.66%	80.73%	FUND MANAGEMENT COMPANY	27	0	0
Optimal Multiadvisors Ireland Plc / Optimal Strategic US Equity Ireland USD Fund (c)	Ireland	2.98%	92.98%	95.80%	FUND MANAGEMENT COMPANY	3	0	0
Optimal Multiadvisors Ltd — Strategic US Equity Series (consolidated) (c)	Bahamas	0.00%	69.25%	68.29%	FUND MANAGEMENT COMPANY	28	1	0
Parasant SA	Switzerland	100.00%	0.00%	100.00%	HOLDING COMPANY	1,528	697	1,440
Patagon Euro, S.L.	Spain	100.00%	0.00%	100.00%	HOLDING COMPANY	693	3	590
PBE Companies, LLC	United States	0.00%	100.00%	100.00%	PROPERTY	67	(5)	82
PECOH Limited	United Kingdom	—	(b )	—	SECURITISATION	0	0	0
Pereda Gestión, S.A.	Spain	99.99%	0.01%	100.00%	HOLDING COMPANY	27	16	4
Perevent Empresa de Servicios Eventuales S.A.	Argentina	0.00%	99.97%	100.00%	SERVICES	0	0	1
Pingham International, S.A.	Uruguay	0.00%	100.00%	100.00%	SERVICES	0	0	0
Polskie Towarzystwo Finansowe S.A.	Poland	0.00%	100.00%	100.00%	SERVICES	3	0	24
Portada S.A., in liquidation (j)	Chile	0.00%	96.17%	96.17%	FINANCE	0	0	0

						Millions of euros (a)
						Capital	Net profit	Amount of
		% Ownership held by the Bank		% of voting power		and	(loss) for	ownership
Entity	Location	Direct	Indirect	(k)	Line of business	Reserves	the year	interest
Portal Universia Argentina S.A.	Argentina	0.00%	84.18%	84.18%	INTERNET	1	(1)	0
Portal Universia Portugal, Prestação de Serviços de Informática, S.A.	Portugal	0.00%	100.00%	100.00%	INTERNET	1	(1)	0
Portal Universia, S.A.	Spain	0.00%	56.56%	56.56%	INTERNET	2	0	2
Préstamos de Consumo S.A.	Argentina	0.00%	99.97%	100.00%	FINANCE	0	0	4
Procura Digital de Venezuela, S.A.	Venezuela	0.00%	99.44%	100.00%	e-COMMERCE	(1)	0	0
Produban Servicios Informáticos Generales, S.L.	Spain	98.44%	1.56%	100.00%	SERVICES	1	9	1
Produban Serviços de Informática S.A.	Brazil	0.00%	100.00%	100.00%	IT SERVICES	6	5	5
Promociones y Servicios Monterrey, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	PROPERTY	7	0	7
Promociones y Servicios Polanco, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	PROPERTY	66	1	64
Promociones y Servicios Santiago, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	SERVICES	74	0	65
Promodomus Desarrollo de Activos, S.L.	Spain	0.00%	45.92%	51.00%	PROPERTY	(5)	(6)	0
PSB Inmobilien GmbH	Germany	0.00%	100.00%	100.00%	PROPERTY	0	0	0
Real Corretora de Seguros, S.A. (l)	Brazil	0.00%	0.00%	0.00%	INSURANCE BROKERAGE	—	—	—
REB Empreendimentos e Administradora de Bens, S.A.	Brazil	0.00%	100.00%	100.00%	PROPERTY	2	0	0
Redes y Procesos, S.A.	Spain	52.17%	13.24%	66.87%	CARDS	1	0	1
Reintegra Comercial España, S.L.	Spain	0.00%	100.00%	100.00%	SERVICES	3	1	3
Reintegra Contact Center, S.L. Sole-Shareholder Company	Spain	0.00%	100.00%	100.00%	SERVICES	1	1	1
Reintegra, S.A.	Spain	55.00%	45.00%	100.00%	COLLECTION AND PAYMENT SERVICES	6	1	9
Retail Financial Services Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	(45)	0	0
Riobank International (Uruguay) SAIFE (j)	Uruguay	0.00%	100.00%	100.00%	BANKING	0	0	0
Ruevilliot 26, S.L.	Spain	0.00%	70.00%	70.00%	PROPERTY	25	0	18
S C Servicios y Cobranzas S.A. in liquidation (j)	Colombia	0.00%	97.96%	100.00%	COLLECTION AND PAYMENT SERVICES	0	0	0
Sánchez Ramade Santander Financiera, S.L.	Spain	0.00%	50.00%	50.00%	FINANCIAL SERVICES	0	0	0
Saninv — Gestão e Investimentos, S.A.	Portugal	0.00%	100.00%	100.00%	HOLDING COMPANY	23	(20)	5
Sansol S.r.l.	Italy	0.00%	100.00%	100.00%	ELECTRICITY PRODUCTION	0	0	0
Santander (CF Trustee Property Nominee) Limited	United Kingdom	0.00%	100.00%	100.00%	SERVICES	0	0	0
Santander Administradora de Consórcios Ltda.	Brazil	0.00%	81.38%	100.00%	FINANCE	2	0	1
Santander Advisory Services S.A.	Brazil	0.00%	81.38%	100.00%	ADVISORY SERVICES	59	13	44
Santander Agente de Valores Limitada	Chile	0.00%	76.97%	100.00%	BROKER-DEALER	74	7	24
Santander Ahorro Inmobiliario 2 S.I.I., S.A.	Spain	69.11%	0.01%	69.12%	PROPERTY	59	(6)	41
Santander Airplus Corporate Payment Solutions, S.A.	Spain	75.00%	0.00%	75.00%	PAYMENT SYSTEMS	0	0	0
Santander AM Holding, S.L.	Spain	100.00%	0.00%	100.00%	HOLDING COMPANY	76	(8)	29

						Millions of euros (a)
						Capital	Net profit	Amount of
		% Ownership held by the Bank		% of voting power		and	(loss) for	ownership
Entity	Location	Direct	Indirect	(k)	Line of business	Reserves	the year	interest
Santander Asset Finance (December) Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING	(1)	1	0
Santander Asset Finance plc	United Kingdom	0.00%	100.00%	100.00%	LEASING	107	43	169
Santander Asset Management — Sociedade Gestora de Fundos de Investimento Mobiliário, S.A.	Portugal	0.00%	99.73%	100.00%	FUND MANAGEMENT COMPANY	20	6	7
Santander Asset Management Chile S.A.	Chile	0.01%	99.83%	100.00%	SECURITIES INVESTMENT	1	0	10
Santander Asset Management Corporation	Puerto Rico	0.00%	100.00%	100.00%	ASSET MANAGEMENT	(5)	9	2
Santander Asset Management Distribuidora de Títulos e Valores Mobiliários Ltda. (l)	Brazil	0.00%	0.00%	0.00%	ASSET MANAGEMENT	—	—	—
Santander Asset Management Ireland, Ltd.	Ireland	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY	16	1	0
Santander Asset Management Luxembourg, S.A.	Luxembourg	0.00%	98.01%	100.00%	FUND MANAGEMENT COMPANY	10	3	0
Santander Asset Management S.A. Administradora General de Fondos	Chile	0.00%	76.75%	100.00%	FUND MANAGEMENT COMPANY	55	41	9
Santander Asset Management UK Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY	109	0	109
Santander Asset Management UK Limited	United Kingdom	0.00%	100.00%	100.00%	FUND AND PORTFOLIO MANAGER	11	(1)	7
Santander Asset Management, S.A., S.G.I.I.C.	Spain	28.30%	69.71%	100.00%	FUND MANAGEMENT COMPANY	94	22	33
Santander Back-Offices Globales Especializados, S.A.	Spain	99.99%	0.01%	100.00%	SERVICES	0	0	0
Santander Back-Offices Globales Mayoristas, S.A.	Spain	100.00%	0.00%	100.00%	SERVICES	1	1	1
Santander BanCorp	Puerto Rico	0.00%	100.00%	100.00%	HOLDING COMPANY	444	57	137
Santander Bank & Trust Ltd.	Bahamas	0.00%	100.00%	100.00%	BANKING	1,165	427	1,188
Santander Benelux, S.A./N.V.	Belgium	83.20%	16.80%	100.00%	BANKING	1,150	54	1,125
Santander Brasil Administradora de Consórcio Ltda.	Brazil	0.00%	81.38%	100.00%	SERVICES	42	11	9
Santander Brasil Arrendamento Mercantil S.A. (l)	Brazil	0.00%	0.00%	0.00%	LEASING	—	—	—
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	0.00%	81.38%	100.00%	ASSET MANAGEMENT	62	34	67
Santander Brasil S.A. Corretora de Títulos e Valores Mobiliários (l)	Brazil	0.00%	0.00%	0.00%	BROKER-DEALER	—	—	—
Santander Brasil Seguros S.A.	Brazil	0.00%	81.38%	100.00%	INSURANCE	65	11	43
Santander Capital Desarrollo, SGECR, S.A.	Spain	100.00%	0.00%	100.00%	VENTURE CAPITAL COMPANY	2	0	0
Santander Capitalização S.A.	Brazil	0.00%	81.38%	100.00%	INSURANCE	160	63	100
Santander Carbón Finance, S.A.	Spain	99.98%	0.02%	100.00%	SECURITIES INVESTMENT	(20)	2	0

						Millions of euros (a)
						Capital	Net profit	Amount of
		% Ownership held by the Bank		% of voting power		and	(loss) for	ownership
Entity	Location	Direct	Indirect	(k)	Line of business	Reserves	the year	interest
Santander Cards Ireland Limited	Ireland	0.00%	100.00%	100.00%	CARDS	(4)	(2)	0
Santander Cards Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCIAL SERVICES	90	(51)	257
Santander Cards UK Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	549	70	994
Santander Carteras, S.G.C., S.A.	Spain	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY	21	0	8
Santander Central Hispano Finance (Delaware) Inc.	United States	100.00%	0.00%	100.00%	FINANCE	3	(2)	0
Santander Central Hispano Financial Services Limited	Cayman Islands	100.00%	0.00%	100.00%	FINANCE	3	(2)	0
Santander Central Hispano International Limited	Cayman Islands	100.00%	0.00%	100.00%	FINANCE	2	(1)	0
Santander Central Hispano Issuances Limited	Cayman Islands	100.00%	0.00%	100.00%	FINANCE	2	0	0
Santander Chile Holding S.A.	Chile	22.11%	77.43%	99.54%	HOLDING COMPANY	1,141	274	309
Santander CHP S.A.	Brazil	0.00%	75.50%	92.78%	ASSET MANAGEMENT	0	2	2
Santander Commercial Paper, S.A., Sole-Shareholder Company	Spain	100.00%	0.00%	100.00%	FINANCE	1	1	0
Santander Consumer (UK) plc	United Kingdom	0.00%	100.00%	100.00%	ADVISORY SERVICES	170	69	181
Santander Consumer Acquired Receivables Trust 2010-WO	United States	—	(b )	—	SECURITISATION	0	0	0
Santander Consumer Bank AG	Germany	0.00%	100.00%	100.00%	BANKING	1,489	433	1,569
Santander Consumer Bank AS	Norway	0.00%	100.00%	100.00%	FINANCE	492	71	612
Santander Consumer Bank GmbH	Austria	0.00%	100.00%	100.00%	FINANCE	826	29	856
Santander Consumer Bank S.p.A.	Italy	0.00%	100.00%	100.00%	FINANCE	312	(50)	437
Santander Consumer Bank Spólka Akcyjna	Poland	0.00%	70.00%	70.00%	BANKING	332	7	217
Santander Consumer Beteiligungsverwaltungsgesellschaft mbH	Germany	0.00%	100.00%	100.00%	HOLDING COMPANY	1	0	1
Santander Consumer Chile S.A.	Chile	51.00%	0.00%	51.00%	FINANCE	15	2	8
Santander Consumer Credit Services Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	(36)	(2)	0
Santander Consumer Debit GmbH	Germany	0.00%	100.00%	100.00%	SERVICES	0	2	0
Santander Consumer Finance a.s.	Czech Republic	0.00%	100.00%	100.00%	LEASING	36	3	26
Santander Consumer Finance Benelux B.V.	Netherlands	0.00%	100.00%	100.00%	FINANCE	15	4	33
Santander Consumer Finance Media S.r.l.	Italy	0.00%	65.00%	65.00%	FINANCE	8	1	5
Santander Consumer Finance Oy	Finland	0.00%	100.00%	100.00%	FINANCE	129	8	157
Santander Consumer Finance Zrt.	Hungary	0.00%	100.00%	100.00%	FINANCE	2	(5)	0
Santander Consumer Finance, S.A.	Spain	63.19%	36.81%	100.00%	BANKING	7,275	420	5,195
Santander Consumer Finanzia S.r.l.	Italy	0.00%	100.00%	100.00%	FACTORING	34	(15)	31
Santander Consumer France (j)	France	0.00%	100.00%	100.00%	FINANCE	3	0	3
Santander Consumer Holding Austria GmbH	Austria	0.00%	100.00%	100.00%	HOLDING COMPANY	863	0	863
Santander Consumer Holding GmbH	Germany	0.00%	100.00%	100.00%	HOLDING COMPANY	820	(255)	2,051
Santander Consumer Iber-Rent, S.L.	Spain	0.00%	60.00%	60.00%	FULL-SERVICE LEASE	60	(2)	18

						Millions of euros (a)
						Capital	Net profit	Amount of
		% Ownership held by the Bank		% of voting power		and	(loss) for	ownership
Entity	Location	Direct	Indirect	(k)	Line of business	Reserves	the year	interest
Santander Consumer Leasing GmbH	Germany	0.00%	100.00%	100.00%	LEASING	6	22	6
Santander Consumer Leasing s.r.o.	Czech Republic	0.00%	100.00%	100.00%	FINANCE	1	0	1
Santander Consumer Multirent Spółka z ograniczoną odpowiedzialnością	Poland	0.00%	42.00%	60.00%	LEASING	5	0	3
Santander Consumer Receivables 2 LLC	United States	0.00%	91.50%	100.00%	AUXILIARY	82	150	82
Santander Consumer Receivables 3 LLC	United States	0.00%	91.50%	100.00%	AUXILIARY	0	(29)	0
Santander Consumer Receivables 4 LLC	United States	0.00%	91.50%	100.00%	AUXILIARY	0	(3)	0
Santander Consumer Receivables 5 LLC	United States	0.00%	91.50%	100.00%	AUXILIARY	0	(14)	0
Santander Consumer Receivables 7 LLC	United States	0.00%	91.50%	100.00%	AUXILIARY	0	(45)	0
Santander Consumer Receivables 8 LLC	United States	0.00%	91.50%	100.00%	AUXILIARY	0	0	0
Santander Consumer Receivables 9 LLC	United States	0.00%	91.50%	100.00%	AUXILIARY	0	0	0
Santander Consumer Receivables Funding LLC	United States	0.00%	91.50%	100.00%	SECURITISATION	0	0	0
Santander Consumer Receivables LLC	United States	0.00%	91.50%	100.00%	AUXILIARY	106	(63)	106
Santander Consumer Services GmbH	Austria	0.00%	100.00%	100.00%	SERVICES	0	0	0
Santander Consumer USA Inc.	United States	0.00%	91.50%	91.50%	FINANCE	546	328	500
Santander Consumer, EFC, S.A.	Spain	0.00%	100.00%	100.00%	FINANCE	307	(40)	505
Santander Consumo, S.A. de C.V., SOFOM, E.R.	Mexico	0.00%	99.86%	100.00%	CARDS	162	205	597
Santander Corredora de Seguros Limitada	Chile	0.00%	76.80%	100.00%	INSURANCE BROKERAGE	83	3	57
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Brazil	0.00%	81.38%	100.00%	BROKER-DEALER	134	20	47
Santander de Titulización S.G.F.T., S.A.	Spain	81.00%	19.00%	100.00%	FUND MANAGEMENT COMPANY	4	2	1
Santander Drive Auto Receivables LLC	United States	0.00%	91.50%	100.00%	SECURITISATION	0	0	0
Santander Drive Auto Receivables Trust 2007-2	United States	—	(b )	—	SECURITISATION	18	(9)	0
Santander Drive Auto Receivables Trust 2007-3	United States	—	(b )	—	SECURITISATION	15	(5)	0
Santander Drive Auto Receivables Trust 2010-1	United States	—	(b )	—	SECURITISATION	0	123	0
Santander Drive Auto Receivables Trust 2010-2	United States	—	(b )	—	SECURITISATION	0	39	0
Santander Drive Auto Receivables Trust 2010-3	United States	—	(b )	—	SECURITISATION	0	20	0
Santander Drive Auto Receivables Trust 2010-A	United States	—	(b )	—	SECURITISATION	0	108	0
Santander Drive Auto Receivables Trust 2010-B	United States	—	(b )	—	SECURITISATION	0	11	0
Santander Drive Auto Receivables Trust 2010-H	United States	—	(b )	—	SECURITISATION	0	28	0
Santander Energías Renovables I, SCR de Régimen Simplificado, S.A.	Spain	56.76%	0.00%	56.76%	VENTURE CAPITAL COMPANY	13	(1)	8
Santander Envíos, S.A.	Spain	100.00%	0.00%	100.00%	TRANSFER OF FUNDS FOR IMMIGRANTS	1	0	1
Santander Factoring S.A.	Chile	0.00%	99.54%	100.00%	FACTORING	35	3	7
Santander Factoring y Confirming, S.A., E.F.C.	Spain	100.00%	0.00%	100.00%	FACTORING	207	20	126
Santander Financial Exchanges Limited	United Kingdom	100.00%	0.00%	100.00%	FINANCE	313	27	309
Santander Financial Products plc	Ireland	0.00%	100.00%	100.00%	FINANCE	191	0	162
Santander Financial Services, Inc.	Puerto Rico	0.00%	100.00%	100.00%	LENDING COMPANY	77	32	103

						Millions of euros (a)
						Capital	Net profit	Amount of
		% Ownership held by the Bank		% of voting power		and	(loss) for	ownership
Entity	Location	Direct	Indirect	(k)	Line of business	Reserves	the year	interest
Santander Gestão de Activos, SGPS, S.A.	Portugal	0.00%	99.73%	100.00%	HOLDING COMPANY	14	0	7
Santander Gestión de Recaudación y Cobranzas Ltda.	Chile	0.00%	99.54%	100.00%	FINANCIAL SERVICES	5	(3)	2
Santander Gestión Inmobiliaria, S.A.	Spain	0.01%	99.99%	100.00%	PROPERTY	2	0	0
Santander Getnet Serviços para Meios de Pagamento S.A.	Brazil	0.00%	40.69%	50.00%	SERVICES	6	0	2
Santander Global Consumer Finance Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	59	6	51
Santander Global Facilities, S.A. de C.V.	Mexico	100.00%	0.00%	100.00%	PROPERTY MANAGEMENT	119	(4)	130
Santander Global Facilities, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	100.00%	SERVICES	3	0	1
Santander Global Property Alemania GmbH	Germany	0.00%	100.00%	100.00%	SERVICES	0	0	0
Santander Global Property México, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	PROPERTY	0	0	0
Santander Global Property U.S.A., Inc.	United States	0.00%	100.00%	100.00%	SERVICES	0	0	0
Santander Global Property, S.L.	Spain	97.21%	2.79%	100.00%	SECURITIES INVESTMENT	231	6	227
Santander Global Services, S.A. (j)	Uruguay	0.00%	100.00%	100.00%	SERVICES	0	0	0
Santander Global Sport, S.A.	Spain	100.00%	0.00%	100.00%	SPORTS OPERATIONS	36	(1)	32
Santander Guarantee Company	United Kingdom	0.00%	100.00%	100.00%	LEASING	4	0	3
Santander Harp 1 Limited	Ireland	0.00%	100.00%	100.00%	INACTIVE	0	0	0
Santander Harp 2 Limited	Ireland	0.00%	100.00%	100.00%	INACTIVE	0	0	0
Santander Harp 3 Limited	Ireland	0.00%	100.00%	100.00%	SERVICES	0	0	0
Santander Hipotecario 1 Fondo de Titulización de Activos	Spain	—	(b )	—	SECURITISATION	0	0	0
Santander Hipotecario 2 Fondo de Titulización de Activos	Spain	—	(b )	—	SECURITISATION	0	0	0
Santander Hipotecario 3 Fondo de Titulización de Activos	Spain	—	(b )	—	SECURITISATION	0	0	0
Santander Hipotecario 4 Fondo de Titulización de Activos	Spain	—	(b )	—	SECURITISATION	0	0	0
Santander Hipotecario 5 Fondo de Titulización de Activos	Spain	—	(b )	—	SECURITISATION	0	0	0
Santander Holanda B.V.	Netherlands	100.00%	0.00%	100.00%	HOLDING COMPANY	12	0	0
Santander Holding Gestión, S.L.	Spain	0.00%	100.00%	100.00%	HOLDING COMPANY	(79)	0	0
Santander Holding Internacional, S.A.	Spain	99.95%	0.05%	100.00%	HOLDING COMPANY	47	836	0
Santander Holdings USA, Inc.	United States	100.00%	0.00%	100.00%	HOLDING COMPANY	7,503	465	9,304
Santander Infrastructure Capital Limited (j)	United Kingdom	100.00%	0.00%	100.00%	LEASING	0	0	0
Santander Infrastructure Capital Management Limited (j)	United Kingdom	100.00%	0.00%	100.00%	LEASING	1	0	0

						Millions of euros (a)
						Capital	Net profit	Amount of
		% Ownership held by the Bank		% of voting power		and	(loss) for	ownership
Entity	Location	Direct	Indirect	(k)	Line of business	Reserves	the year	interest
Santander Insurance Agency, Inc.	Puerto Rico	0.00%	100.00%	100.00%	INSURANCE BROKERAGE	3	2	4
Santander Insurance Agency, U.S., LLC	United States	0.00%	100.00%	100.00%	INSURANCE	0	0	0
Santander Insurance Holding, S.L.	Spain	99.99%	0.01%	100.00%	HOLDING COMPANY	369	21	357
Santander Insurance Services UK Limited	United Kingdom	0.00%	100.00%	100.00%	ASSET MANAGEMENT COMPANY	27	2	35
Santander International Bank of Puerto Rico, Inc.	Puerto Rico	0.00%	100.00%	100.00%	BANKING	121	2	76
Santander International Debt, S.A., Sole-Shareholder Company	Spain	100.00%	0.00%	100.00%	FINANCE	2	1	0
Santander Inversiones Limitada	Chile	0.00%	100.00%	100.00%	HOLDING COMPANY	2,021	101	953
Santander Investimentos em Participações S.A. (l)	Brazil	0.00%	0.00%	0.00%	COLLECTION AND PAYMENT SERVICES	—	—	—
Santander Investment Bank Limited	Bahamas	0.00%	100.00%	100.00%	BANKING	98	0	98
Santander Investment Bolsa, S.V., S.A.	Spain	0.00%	100.00%	100.00%	BROKER-DEALER	147	15	104
Santander Investment Chile Limitada	Chile	0.00%	100.00%	100.00%	FINANCE	292	16	129
Santander Investment Colombia S.A.	Colombia	0.00%	100.00%	100.00%	HOLDING COMPANY	7	0	39
Santander Investment I, S.A.	Spain	100.00%	0.00%	100.00%	HOLDING COMPANY	(1,487)	393	0
Santander Investment Limited	Bahamas	0.00%	100.00%	100.00%	BROKER-DEALER	(51)	8	0
Santander Investment Securities Inc.	United States	0.00%	100.00%	100.00%	BROKER-DEALER	89	16	131
Santander Investment Trust Colombia S.A., Sociedad Fiduciaria	Colombia	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY	12	2	13
Santander Investment Valores Colombia S.A., Comisionista de Bolsa Comercial	Colombia	0.00%	97.96%	100.00%	BROKER-DEALER	5	4	1
Santander Investment, S.A.	Spain	100.00%	0.00%	100.00%	BANKING	239	130	14
Santander ISA Managers Limited	United Kingdom	0.00%	100.00%	100.00%	FUND AND PORTFOLIO MANAGER	18	3	13
Santander Issuances, S.A., Sole-Shareholder Company	Spain	100.00%	0.00%	100.00%	FINANCE	0	1	0
Santander Lease, S.A., E.F.C.	Spain	70.00%	30.00%	100.00%	LEASING	77	3	35
Santander Leasing S.A. Arrendamento Mercantil	Brazil	0.00%	81.37%	99.99%	LEASING	5,259	448	3,697
Santander Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY	1	0	0
Santander Mediación Operador de Banca-Seguros Vinculado, S.A.	Spain	21.00%	76.00%	100.00%	INSURANCE BROKERAGE	2	0	1
Santander Merchant S.A.	Argentina	0.00%	100.00%	100.00%	HOLDING COMPANY	2	0	3
Santander Microcrédito Assessoria Financiera S.A.	Brazil	0.00%	81.38%	100.00%	FINANCIAL SERVICES	3	3	1

						Millions of euros (a)
						Capital	Net profit	Amount of
		% Ownership held by the Bank		% of voting power		and	(loss) for	ownership
Entity	Location	Direct	Indirect	(k)	Line of business	Reserves	the year	interest
Santander Operaciones Retail, S.A.	Spain	0.00%	100.00%	100.00%	SERVICES	10	1	10
Santander Overseas Bank, Inc. (h)	Puerto Rico	0.00%	100.00%	100.00%	BANKING	450	14	207
Santander PB UK (Holdings) Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	159	0	211
Santander Pensiones, S.A., E.G.F.P.	Spain	21.20%	76.81%	100.00%	PENSION FUND MANAGEMENT COMPANY	57	10	50
Santander Pensões — Sociedade Gestora de Fundos de Pensões, S.A.	Portugal	0.00%	99.73%	100.00%	PENSION FUND MANAGEMENT COMPANY	5	1	1
Santander Perpetual, S.A., Sole-Shareholder Company	Spain	100.00%	0.00%	100.00%	FINANCE	0	1	0
Santander Portfolio Management UK Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	18	(2)	13
Santander Private Advisors, Ltd.	United States	100.00%	0.00%	100.00%	ADVISORY SERVICES	2	1	0
Santander Private Banking s.p.a.	Italy	100.00%	0.00%	100.00%	BANKING	52	(15)	103
Santander Private Banking UK Limited	United Kingdom	0.00%	100.00%	100.00%	PROPERTY	310	(10)	317
Santander Private Equity, S.A., S.G.E.C.R.	Spain	90.00%	9.97%	100.00%	VENTURE CAPITAL MANAGEMENT COMPANY	4	1	4
Santander Private Real Estate Advisory, S.A. Sole-Shareholder Company	Spain	0.00%	100.00%	100.00%	PROPERTY	4	2	0
Santander Real Estate, S.G.I.I.C., S.A.	Spain	0.00%	99.20%	100.00%	FUND MANAGEMENT COMPANY	107	2	0
Santander Río Asset Management Gerente de Fondos Comunes de Inversión S.A.	Argentina	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY	3	1	0
Santander Río Seguros S.A.	Argentina	0.00%	100.00%	100.00%	INSURANCE	8	8	8
Santander Río Servicios S.A.	Argentina	0.00%	99.97%	100.00%	ADVISORY SERVICES	0	0	0
Santander Río Sociedad de Bolsa S.A.	Argentina	0.00%	99.34%	100.00%	BROKER-DEALER	3	1	2
Santander Río Trust S.A.	Argentina	0.00%	99.96%	100.00%	FINANCIAL SERVICES	0	0	0
Santander S.A. — Corretora de Câmbio e Títulos (l)	Brazil	0.00%	0.00%	0.00%	BROKER-DEALER	—	—	—
Santander S.A. — Serviços Técnicos, Administrativos e de Corretagem de Seguros	Brazil	0.00%	81.38%	100.00%	INSURANCE BROKERAGE	64	5	52
Santander S.A. Corredores de Bolsa	Chile	0.00%	88.14%	100.00%	BROKER-DEALER	76	10	33
Santander S.A. Sociedad Securitizadora	Chile	0.00%	76.83%	100.00%	FUND MANAGEMENT COMPANY	2	0	1
Santander Securities (Brasil) Corretora de Valores Mobiliários S.A.	Brazil	0.00%	81.38%	100.00%	BROKER-DEALER	31	2	23
Santander Securities Corporation	Puerto Rico	0.00%	100.00%	100.00%	BROKER-DEALER	44	10	18
Santander Seguros de Vida S.A.	Chile	0.00%	100.00%	100.00%	INSURANCE	164	56	11
Santander Seguros Generales S.A.	Chile	99.51%	0.49%	100.00%	INSURANCE	22	0	23
Santander Seguros S.A.	Brazil	0.00%	81.38%	100.00%	INSURANCE	972	109	876

						Millions of euros (a)
						Capital	Net profit	Amount of
		% Ownership held by the Bank		% of voting power		and	(loss) for	ownership
Entity	Location	Direct	Indirect	(k)	Line of business	Reserves	the year	interest
Santander Seguros y Reaseguros, Compañía Aseguradora, S.A.	Spain	0.00%	96.12%	100.00%	INSURANCE	555	105	251
Santander Seguros, S.A.	Uruguay	0.00%	100.00%	100.00%	INSURANCE	4	1	5
Santander Service GmbH	Germany	0.00%	100.00%	100.00%	SERVICES	0	0	2
Santander Servicios de Recaudación y Pagos Limitada	Chile	0.00%	76.74%	100.00%	SERVICES	7	1	5
Santander Tecnología y Operaciones A.E.I.E.	Spain	—	(b )	—	SERVICES	0	0	0
Santander Totta Seguros, Companhia de Seguros de Vida, S.A.	Portugal	0.00%	99.86%	100.00%	INSURANCE	98	21	47
Santander Totta, SGPS, S.A.	Portugal	0.00%	99.86%	99.86%	HOLDING COMPANY	2,812	280	3,321
Santander Trade Services Limited	Hong Kong	0.00%	100.00%	100.00%	SERVICES	17	1	17
Santander UK Foundation Limited	United Kingdom	—	(b )	—	SECURITISATION	12	1	0
Santander UK Investments	United Kingdom	100.00%	0.00%	100.00%	LEASING	50	0	46
Santander UK Loans Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	9	1	1
Santander UK Nominee Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Santander UK plc	United Kingdom	77.67%	22.33%	100.00%	BANKING	12,816	1,616	20,477
Santander Unit Trust Managers UK Limited	United Kingdom	0.00%	100.00%	100.00%	FUND AND PORTFOLIO MANAGER	18	(1)	17
Santander US Debt, S.A., Sole-Shareholder Company	Spain	100.00%	0.00%	100.00%	FINANCE	1	0	0
Santander Venezuela Sociedad Administradora de Entidades de Inversión Colectiva, C.A.	Venezuela	0.00%	90.00%	100.00%	FUND MANAGEMENT COMPANY	0	0	0
Santotta-Internacional, SGPS, Sociedade Unipessoal, Lda.	Portugal	0.00%	99.73%	100.00%	HOLDING COMPANY	64	0	14
Santusa Holding, S.L.	Spain	69.76%	30.24%	100.00%	HOLDING COMPANY	9,833	448	9,215
Saturn Japan II Sub C.V.	Netherlands	0.00%	69.23%	0.00%	HOLDING COMPANY	18	3	15
Saturn Japan III Sub C.V.	Netherlands	0.00%	72.29%	0.00%	HOLDING COMPANY	106	5	79
SC Germany Auto 08-2 Limited	Ireland	—	(b )	—	SECURITISATION	(4)	1	0
SC Germany Auto 2009-1 Limited	Ireland	—	(b )	—	SECURITISATION	0	0	0
SC Germany Auto 2010-1 UG (haftungsbeschränkt)	Germany	—	(b )	—	SECURITISATION	0	0	0
SC Germany Consumer 08-1 Limited	Ireland	—	(b )	—	SECURITISATION	0	0	0
SC Germany Consumer 09-1 Limited	Ireland	—	(b )	—	SECURITISATION	0	0	0
SC Germany Consumer 10-1 Limited	Ireland	—	(b )	—	SECURITISATION	0	(1)	0
SC Private Cars 2010-1 Limited	Ireland	—	(b )	—	SECURITISATION	0	0	0
SCI BANBY PRO	France	0.00%	90.00%	100.00%	PROPERTY	56	(1)	57
Scottish Mutual Pensions Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	6	0	99
Seguros Santander, S.A., Grupo Financiero Santander	Mexico	0.00%	99.87%	100.00%	INSURANCE	65	27	32
Serfin International Bank and Trust, Limited	Cayman Islands	0.00%	99.73%	100.00%	BANKING	32	0	24
Services and Promotions Delaware Corporation	United States	0.00%	100.00%	100.00%	HOLDING COMPANY	57	0	57
Services and Promotions Miami LLC	United States	0.00%	100.00%	100.00%	PROPERTY	57	0	57

						Millions of euros (a)
						Capital	Net profit	Amount of
		% Ownership held by the Bank		% of voting power		and	(loss) for	ownership
Entity	Location	Direct	Indirect	(k)	Line of business	Reserves	the year	interest
Servicio de Alarmas Controladas por Ordenador, S.A.	Spain	99.99%	0.01%	100.00%	SECURITY	2	0	1
Servicios Administrativos y Financieros Ltda.	Chile	0.00%	100.00%	100.00%	SERVICES	1	1	0
Servicios Corporativos Seguros Serfin, S.A. de C.V. (j)	Mexico	0.00%	99.87%	100.00%	SERVICES	0	0	0
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	SERVICES	10	2	1
Servicios de Cobranzas Fiscalex Ltda.	Chile	0.00%	99.54%	100.00%	SERVICES	0	0	0
Servicios Universia Venezuela S.U.V., S.A.	Venezuela	0.00%	82.99%	82.99%	INTERNET	0	0	0
Sheppards Moneybrokers Limited	United Kingdom	0.00%	99.99%	100.00%	ADVISORY SERVICES	18	0	17
Sherlock Intermediación Correduría de Seguros, S.A.	Spain	0.00%	100.00%	100.00%	INSURANCE BROKERAGE	11	1	9
Silk Finance No. 3 Limited	Ireland	—	(b )	—	SECURITISATION	(10)	4	0
Sinvest Inversiones y Asesorías Limitada	Chile	0.00%	100.00%	100.00%	FINANCE	89	7	2
Sistema 4B, S.A.	Spain	52.17%	13.24%	66.87%	CARDS	51	2	9
Sociedad Integral de Valoraciones Automatizadas, S.A.	Spain	100.00%	0.00%	100.00%	APPRAISALS	1	1	1
Sodepro, S.A.	Spain	0.00%	90.04%	100.00%	FINANCE	16	0	12
Solarlaser Limited	United Kingdom	0.00%	100.00%	100.00%	PROPERTY	56	0	46
Southern Cone Water Management Ltd. (j)	United Kingdom	100.00%	0.00%	100.00%	FINANCE	0	0	0
SOV APEX, LLC	United States	0.00%	100.00%	100.00%	HOLDING COMPANY	28,853	436	24,045
SOV Charter LTD (UK)	United Kingdom	0.00%	100.00%	100.00%	BROKER-DEALER	0	0	0
Sovereign Bank	United States	0.00%	100.00%	100.00%	BANKING	8,578	507	10,303
Sovereign Capital Trust IV	United States	0.00%	100.00%	100.00%	FINANCE	19	0	19
Sovereign Capital Trust IX	United States	0.00%	100.00%	100.00%	FINANCE	3	0	3
Sovereign Capital Trust V	United States	0.00%	100.00%	100.00%	FINANCE	4	0	4
Sovereign Capital Trust VI	United States	0.00%	100.00%	100.00%	FINANCE	7	0	7
Sovereign Community Development Company	United States	0.00%	100.00%	100.00%	HOLDING COMPANY	35	(3)	33
Sovereign Delaware Investment Corporation	United States	0.00%	100.00%	100.00%	HOLDING COMPANY	101	5	55
Sovereign Leasing LLC	United States	0.00%	100.00%	100.00%	LEASING	1	1	0
Sovereign Precious Metals, LLC	United States	0.00%	100.00%	100.00%	TRADING OF PRECIOUS METALS	84	41	11
Sovereign REIT Holdings, Inc.	United States	0.00%	100.00%	100.00%	HOLDING COMPANY	5,538	58	4,040
Sovereign Securities Corporation, LLC	United States	0.00%	100.00%	100.00%	BROKER-DEALER	42	0	40
Sovereign Spirit Limited (n)	Bermuda	0.00%	100.00%	100.00%	LEASING	0	0	0
Sovereign Trade Services (HK) Limited (j)	Hong Kong	0.00%	100.00%	100.00%	FINANCIAL SERVICES	0	0	0
Sterrebeeck B.V.	Netherlands	100.00%	0.00%	100.00%	HOLDING COMPANY	5,188	670	11,110
Suleyado 2003, S.L.	Spain	0.00%	100.00%	100.00%	SECURITIES INVESTMENT	0	0	0

						Millions of euros (a)
						Capital	Net profit	Amount of
		% Ownership held by the Bank		% of voting power		and	(loss) for	ownership
Entity	Location	Direct	Indirect	(k)	Line of business	Reserves	the year	interest
Suzuki Servicios Financieros, S.L.	Spain	0.00%	51.00%	51.00%	INTERMEDIATION	0	0	0
Swesant SA	Switzerland	0.00%	100.00%	100.00%	HOLDING COMPANY	1	1,114	0
Task Moraza, S.L. (e)	Spain	0.00%	73.22%	73.22%	HOLDING COMPANY	24	1	27
Taxagest Sociedade Gestora de Participações Sociais, S.A.	Portugal	0.00%	99.73%	100.00%	HOLDING COMPANY	63	(2)	0
Teatinos Siglo XXI Inversiones Limitada	Chile	50.00%	50.00%	100.00%	HOLDING COMPANY	1,235	365	516
Teylada, S.A. in liquidation (j)	Spain	11.11%	88.89%	100.00%	SECURITIES INVESTMENT	0	0	0
The Alliance & Leicester Corporation Limited	United Kingdom	0.00%	100.00%	100.00%	PROPERTY	14	0	14
The HSH AIV 4 Trust	United States	0.00%	69.60%	4.99%	HOLDING COMPANY	6	(2)	5
The JCF HRE AIV II-A Trust	United States	0.00%	69.91%	4.99%	HOLDING COMPANY	0	0	0
The National & Provincial Building Society Pension Fund Trustees Limited (d) (j)	United Kingdom	—	(b )	—	ASSET MANAGEMENT COMPANY	0	0	0
The Prepaid Card Company Limited	United Kingdom	0.00%	80.00%	80.00%	FINANCE	(27)	14	0
The WF Company Limited (j)	United Kingdom	0.00%	100.00%	100.00%	ADVISORY SERVICES	1	0	0
Time Finance Limited	United Kingdom	0.00%	100.00%	100.00%	SERVICES	0	0	0
Time Retail Finance Limited	United Kingdom	0.00%	100.00%	100.00%	SERVICES	2	0	2
Títulos de Renta Fija, S.A.	Spain	100.00%	0.00%	100.00%	SECURITIES INVESTMENT	0	0	0
Tornquist Asesores de Seguros S.A. (j)	Argentina	0.00%	99.99%	99.99%	ADVISORY SERVICES	0	0	0
Totta & Açores Inc. Newark	United States	0.00%	99.73%	100.00%	BANKING	1	0	1
Totta (Ireland), PLC (h)	Ireland	0.00%	99.73%	100.00%	FINANCE	276	68	341
Totta Crédito Especializado, Instituição Financiera de Crédito, S.A. (IFIC)	Portugal	0.00%	99.84%	100.00%	LEASING	134	25	42
Totta Urbe — Empresa de Administração e Construções, S.A.	Portugal	0.00%	99.73%	100.00%	PROPERTY	116	(1)	148
Triad Automobile Receivables Trust 2006-B	United States	—	(b )	—	SECURITISATION	2	5	0
Triad Automobile Receivables Trust 2006-C	United States	—	(b )	—	SECURITISATION	3	9	0
Triad Automobile Receivables Trust 2007-A	United States	—	(b )	—	SECURITISATION	6	17	0
Triad Automobile Receivables Trust 2007-B	United States	—	(b )	—	SECURITISATION	3	12	0
Triad Financial Residual Special Purpose LLC	United States	0.00%	91.50%	100.00%	AUXILIARY	0	0	0
Triad Financial Special Purpose LLC	United States	0.00%	91.50%	100.00%	SECURITISATION	0	0	0
Tuttle & Son Limited	United Kingdom	0.00%	100.00%	100.00%	COLLECTION AND PAYMENT SERVICES	1	0	1
UNIFIN S.p.A.	Italy	0.00%	100.00%	100.00%	FINANCE	40	7	82
Universia Brasil S.A.	Brazil	0.00%	100.00%	100.00%	INTERNET	3	(2)	1

						Millions of euros (a)
						Capital	Net profit	Amount of
		% Ownership held by the Bank		% of voting power		and	(loss) for	ownership
Entity	Location	Direct	Indirect	(k)	Line of business	Reserves	the year	interest
Universia Chile S.A.	Chile	0.00%	82.42%	82.42%	INTERNET	1	(1)	0
Universia Colombia, S.A.	Colombia	0.00%	99.95%	99.95%	INTERNET	1	0	0
Universia Holding, S.L.	Spain	99.98%	0.02%	100.00%	HOLDING COMPANY	28	(20)	11
Universia México, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	INTERNET	1	(1)	0
Universia Perú, S.A.	Peru	0.00%	77.50%	77.50%	INTERNET	1	(1)	0
Universia Puerto Rico, Inc.	Puerto Rico	0.00%	100.00%	100.00%	INTERNET	1	0	0
UPFC Auto Receivables Trust 2007-A	United States	—	(b )	—	SECURITISATION	0	3	0
UPFC Auto Receivables Trust 2007-B	United States	—	(b )	—	SECURITISATION	0	4	0
Valores Santander Casa de Bolsa, C.A.	Venezuela	0.00%	90.00%	90.00%	BROKER-DEALER	6	1	8
Viking Collection Services Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE	0	0	0
Vista Capital de Expansión, S.A. SGECR	Spain	0.00%	50.00%	50.00%	VENTURE CAPITAL MANAGEMENT COMPANY	4	(3)	0
Vista Desarrollo, S.A. SCR de Régimen Simplificado	Spain	100.00%	0.00%	100.00%	VENTURE CAPITAL COMPANY	251	(13)	158
W.N.P.H. Gestão e Investimentos Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	SECURITIES INVESTMENT	0	0	0
Wallcesa, S.A.	Spain	100.00%	0.00%	100.00%	SECURITIES INVESTMENT	(678)	(127)	0
Waypoint Insurance Group, Inc.	United States	0.00%	100.00%	100.00%	HOLDING COMPANY	3	0	13
Webmotors S.A.	Brazil	0.00%	81.38%	100.00%	SERVICES	18	5	8
Wex Point España, S.L.	Spain	0.00%	90.04%	100.00%	SERVICES	1	0	1
Whitewick Limited	Jersey	0.00%	100.00%	100.00%	HOLDING COMPANY	0	0	0
WIM Servicios Corporativos, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	ADVISORY SERVICES	0	0	0
ZS Insurance América, S.L.	Spain	0.00%	100.00%	100.00%	COMPANY MANAGEMENT	0	0	0

(a)
Amount per books of each company at December 31, 2010, disregarding any interim dividends paid in the year. The amount of the ownership interest (net of allowances) is the figure per the books of each holding company multiplied by the Group’s percentage of ownership, disregarding impairment of goodwill on consolidation. The data on foreign companies were translated to euros at the year-end exchange rates.

(b)	Companies over which effective control is exercised.

(c)	Data from the latest approved financial statements at December 31, 2009.

(d)	Data from the latest approved financial statements at March 31, 2010.

(e)	Data from the latest approved financial statements at June 30, 2010.

(f)	Data from the latest approved financial statements at September 30, 2010.

(g)	Data from the latest approved financial statements at April 30, 2010.

(h)	Data from the latest approved financial statements at November 30, 2010.

(i)	Data from the latest approved financial statements at August 31, 2010.

(j)	Company in liquidation at December 31, 2010.

(k)
Pursuant to Article 3 of Royal Decree 1159/2010, of September 17, approving the rules for the preparation of consolidated financial statements, in order to determine voting power, the voting power relating to subsidiaries or to other parties acting in their own name but on behalf of Group companies were added to the voting power directly held by the Parent. Accordingly, the number of votes corresponding to the Parent in relation to companies over which it exercises indirect control is the number corresponding to each subsidiary holding a direct ownership interest in such companies.

(l)	Company in merger process with another Group company. Awaiting registration at Mercantile Registry.

(m)	Data from the latest approved financial statements at April 2, 2010.

(n)	Company resident in the UK for tax purposes.

(o)	Data from the latest available approved financial statements at September 30, 2009.

(1)	The preference share and security issuer companies are detailed in Appendix III, together with other relevant information.

Exhibit II
Companies in which Santander Group has ownership interests of more than 5% (g), associates of Santander Group and jointly controlled entities

						Millions of euros (a)
		% of Ownership held by the Bank					Capital and	Net profit (loss)
Entity	Location	Direct	Indirect	% of voting power (f)	Line of business	Assets	Reserves	for the year
26 Rue Villiot S.A.S.	France	0.00%	35.00%	50.00%	PROPERTY	132	51	2
ABSLine Multimedia, S.L.	Spain	0.00%	47.50%	47.50%	MARKETING	0	0	(1)
Administrador Financiero de Transantiago S.A.	Chile	0.00%	15.35%	20.00%	COLLECTION AND PAYMENT SERVICES	81	4	2
Affirmative Insurance Holdings Inc. (b)	United States	0.00%	5.00%	0.00%	INSURANCE	562	166	(29)
Affirmative Investment LLC	United States	0.00%	9.86%	4.99%	HOLDING COMPANY	16	24	(8)
Agres, Agrupación Restauradores, S.L.	Spain	0.00%	38.73%	43.01%	RESTAURANTS	3	2	0
Aguas de Fuensanta, S.A.	Spain	0.00%	38.01%	42.21%	FOOD	37	10	0
Alcover AG	Switzerland	27.91%	0.00%	27.91%	INSURANCE	419	153	(16)
Algebris Global Financials Fund (b)	Cayman Islands	9.14%	0.00%	9.14%	HOLDING COMPANY	797	699	54
Allfunds Alternative, S.V., S.A. (Sole-Shareholder Company)	Spain	0.00%	50.00%	50.00%	BROKER-DEALER	4	4	0
Allfunds Bank, S.A.	Spain	50.00%	0.00%	50.00%	BANKING	246	99	12
Allfunds International S.A.	Luxembourg	0.00%	50.00%	50.00%	FINANCIAL SERVICES	3	2	0
Allfunds Nominee Limited	United Kingdom	0.00%	50.00%	50.00%	HOLDING COMPANY	0	0	0
Andalucarthage Holding Société Holding Offshore S.A.	Morocco	0.00%	20.11%	20.11%	HOLDING COMPANY	165	126	0
Anekis, S.A.	Spain	24.75%	24.75%	49.50%	ADVERTISING	4	2	0
Arena Communications Network, S.L.	Spain	20.00%	0.00%	20.00%	ADVERTISING	54	4	1
Attijari Bank Société Anonyme (consolidated) (b)	Tunisia	0.00%	10.97%	10.97%	BANKING	1,818	134	24
Attijari Factoring Maroc, S.A.	Morocco	0.00%	28.41%	28.41%	FACTORING	11	4	2
Attijari International Bank Société Anonymé	Morocco	50.00%	0.00%	50.00%	BANKING	14	2	1
Autopistas del Sol S.A. (b)	Argentina	0.00%	14.17%	14.17%	MOTORWAY CONCESSIONS	257	33	(31)
Banco Caixa Geral Totta de Angola, S.A.	Angola	0.00%	24.92%	24.99%	BANKING	800	159	31
Banco Internacional da Guiné-Bissau, S.A. (d) (l)	Guinea Bissau	0.00%	48.87%	49.00%	BANKING	12	(30)	(1)
Base Central Rede Serviços Imobiliarios, S.A.	Portugal	0.00%	49.80%	49.80%	PROPERTY SERVICES	1	0	0
Bee Cave (TX) HC Apartments Syndicated Holdings, LLC	United States	0.00%	33.33%	33.33%	PROPERTY	2	1	1
Benim-Sociedade Imobiliária, S.A. (consolidated) (b)	Portugal	0.00%	25.74%	25.81%	PROPERTY	12	7	(1)
Cantabria Capital, SGECR, S.A.	Spain	50.00%	0.00%	50.00%	VENTURE CAPITAL MANAGEMENT COMPANY	0	0	0
Carnes Estellés, S.A.	Spain	0.00%	19.28%	21.41%	FOOD	27	5	(3)

						Millions of euros (a)
		% of Ownership held by the Bank					Capital and	Net profit (loss)
Entity	Location	Direct	Indirect	% of voting power (f)	Line of business	Assets	Reserves	for the year
Cartera del Norte, S.A.	Spain	0.00%	32.51%	36.10%	FINANCE	1	1	0
Centro de Compensación Automatizado S.A.	Chile	0.00%	25.58%	33.33%	COLLECTION AND PAYMENT SERVICES	2	1	0
Centro para el Desarrollo, Investigación y Aplicación de Nuevas Tecnologías, S.A.	Spain	0.00%	44.12%	49.00%	TECHNOLOGY	1	1	0
Charta Leasing No. 1 Limited (j)	United Kingdom	0.00%	50.00%	50.00%	LEASING	107	(9)	(4)
Charta Leasing No. 2 Limited	United Kingdom	0.00%	50.00%	50.00%	LEASING	53	(10)	(4)
Companhia de Arrendamento Mercantil RCI Brasil	Brazil	0.00%	32.45%	39.88%	LEASING	310	209	20
Companhia de Crédito, Financiamento e Investimento RCI Brasil	Brazil	0.00%	32.21%	39.58%	FINANCE	1,186	98	31
Compañía Concesionaria del Túnel de Sóller, S.A.	Spain	0.00%	29.44%	32.70%	CONSTRUCTION	45	18	1
Compañía Española de Seguros de Crédito a la Exportación, S.A., Compañía de Seguros y Reaseguros (b)	Spain	13.95%	6.47%	21.08%	CREDIT INSURANCE	842	140	22
Comprarcasa Servicios Inmobiliarios, S.A.	Spain	0.00%	47.50%	47.50%	PROPERTY SERVICES	2	1	0
Dirgenfin, S.L.	Spain	0.00%	36.02%	40.00%	REAL ESTATE DEVELOPMENT	56	5	0
Ensafeca Holding Empresarial, S.L.	Spain	0.00%	31.82%	31.82%	TELECOMMUNICATIONS	9	10	(2)
Espais Promocat, S.L.	Spain	0.00%	45.02%	50.00%	PROPERTY	24	(1)	(2)
Faviren Ahorro SICAV, S.A.	Spain	0.00%	18.56%	20.61%	OPEN-END INVESTMENT COMPANY	3	8	0
FC2Egestión, S.L.	Spain	0.00%	50.00%	50.00%	ENVIRONMENTAL MANAGEMENT	1	0	1
Federal Home Loan Bank of Pittsburgh (b)	United States	0.00%	14.76%	14.76%	BANKING	48,863	2,779	(28)
Fondo de Titulización de Activos UCI 11	Spain	—	(h )	—	SECURITISATION	300	0	0
Fondo de Titulización de Activos UCI 14	Spain	—	(h )	—	SECURITISATION	770	0	0
Fondo de Titulización de Activos UCI 15	Spain	—	(h )	—	SECURITISATION	878	0	0
Fondo de Titulización de Activos UCI 16	Spain	—	(h )	—	SECURITISATION	1,271	0	0
Fondo de Titulización de Activos UCI 17	Spain	—	(h )	—	SECURITISATION	1,086	0	0
Fondo de Titulización de Activos UCI 18	Spain	—	(h )	—	SECURITISATION	1,427	0	0
Fondo de Titulización de Activos UCI 19	Spain	—	(h )	—	SECURITISATION	966	0	0
Fondo de Titulización Hipotecaria UCI 10	Spain	—	(h )	—	SECURITISATION	207	0	0
Fondo de Titulización Hipotecaria UCI 12	Spain	—	(h )	—	SECURITISATION	404	0	0
Friedrichstrasse, S.L.	Spain	0.00%	35.00%	35.00%	PROPERTY	42	43	0
Gire S.A.	Argentina	0.00%	57.92%	58.33%	COLLECTION AND PAYMENT SERVICES	59	6	6
Granoller’s Broker, S.L.	Spain	0.00%	12.50%	25.00%	FINANCE	0	0	0
Grupo Alimentario de Exclusivas, S.A.	Spain	0.00%	36.43%	40.46%	FOOD	6	0	0
Grupo Konecta Centros Especiales de Empleo, S.L.	Spain	0.00%	48.25%	48.25%	TELEMARKETING	0	0	0
Grupo Konecta Maroc S.A.R.L. à associé unique	Morocco	0.00%	48.25%	48.25%	TELEMARKETING	0	0	0

						Millions of euros (a)
		% of Ownership held by the Bank					Capital and	Net profit (loss)
Entity	Location	Direct	Indirect	% of voting power (f)	Line of business	Assets	Reserves	for the year
Grupo Konecta UK Limited	United Kingdom	0.00%	48.20%	48.20%	FINANCE	0	(1)	0
Grupo Konectanet México, S.A. de C.V.	Mexico	0.00%	48.25%	48.25%	TELEMARKETING	0	0	0
Grupo Konectanet, S.L.	Spain	0.00%	48.25%	48.25%	HOLDING COMPANY	19	6	0
Helican Desarrollo Eólico, S.L.	Spain	0.00%	46.00%	46.00%	ELECTRICITY	0	0	0
HLC — Centrais de Cogeração, S.A. (c)	Portugal	0.00%	24.45%	24.49%	ELECTRICITY	2	(2)	(2)
Home Services On Line Solutions, S.L.	Spain	0.00%	48.25%	48.25%	SERVICES	0	0	0
Hyundai Capital Germany GmbH	Germany	0.00%	49.99%	49.99%	SERVICES	2	2	0
Imperial Holding S.C.A. (i)	Luxembourg	0.00%	37.06%	37.06%	SECURITIES INVESTMENT	190	39	0
Inmo Alemania Gestión de Activos Inmobiliarios, S.A.	Spain	0.00%	19.22%	20.00%	HOLDING COMPANY	99	99	0
J.C. Flowers I L.P. (b)	United States	16.80%	0.00%	4.99%	HOLDING COMPANY	100	73	25
JC Flowers AIV II L.P. (b)	United States	0.00%	9.80%	4.99%	HOLDING COMPANY	10	8	2
JC Flowers AIV P L.P. (b)	Canada	0.00%	6.90%	4.99%	HOLDING COMPANY	119	119	(2)
Kassadesign 2005, S.L.	Spain	0.00%	45.02%	50.00%	PROPERTY	55	4	(1)
Konecta Activos Inmobiliarios, S.L.	Spain	0.00%	49.08%	49.08%	PROPERTY	8	0	0
Konecta Brazil Outsourcing Ltda.	Brazil	0.00%	48.24%	48.24%	SERVICES	0	0	0
Konecta Broker, S.L.	Spain	0.00%	48.25%	48.25%	SERVICES	0	1	0
Konecta Bto, S.L.	Spain	0.00%	48.25%	48.25%	TELECOMMUNICATIONS	40	37	3
Konecta Chile S.A.	Chile	0.00%	35.70%	35.70%	SERVICES	5	5	0
Konecta Colombia Grupo Konecta Colombia Ltda	Colombia	0.00%	48.25%	48.25%	TELEMARKETING	0	0	0
Konecta Field Marketing, S.A.	Spain	0.00%	48.25%	48.25%	MARKETING	0	0	0
Konecta Marketing & Publicidad, S.L.	Spain	0.00%	30.88%	30.88%	SERVICES	0	0	0
Konecta Portugal, Lda.	Portugal	0.00%	48.25%	48.25%	MARKETING	1	1	0
Konecta Servicios Administrativos y Tecnológicos, S.L.	Spain	0.00%	48.25%	48.25%	SERVICES	0	0	0
Konecta Servicios de Empleo ETT, S.A.	Spain	0.00%	48.25%	48.25%	TEMPORARY EMPLOYMENT AGENCY	0	(1)	0
Konectanet Andalucía, S.L.	Spain	0.00%	48.25%	48.25%	SERVICES	1	0	1
Konectanet Comercialización, S.L.	Spain	0.00%	48.25%	48.25%	MARKETING	1	1	0
Kontacta Comunicaciones, S.A.	Spain	0.00%	36.19%	36.19%	SERVICES	2	1	1
Kontacta Top Ten, S.L.	Spain	0.00%	36.19%	36.19%	SERVICES	0	0	0
Luri 3, S.A.	Spain	0.00%	9.62%	10.00%	PROPERTY	36	30	1
Maxamcorp Holding, S.L. (consolidated) (e)	Spain	0.00%	22.62%	22.62%	HOLDING COMPANY	582	150	6
Medimobiliario Edições Period. e Multimedia, S.A. (k)	Portugal	0.00%	0.00%	0.00%	PROPERTY SERVICES	—	—	—
Metrovacesa, S.A. (consolidated) (b)	Spain	14.51%	8.22%	23.63%	PROPERTY	8,626	1,768	(889)
Neoen, SGPS, S.A.	Portugal	0.00%	50.00%	50.00%	ELECTRICITY	42	0	0

						Millions of euros (a)
		% of Ownership held by the Bank					Capital and	Net profit (loss)
Entity	Location	Direct	Indirect	% of voting power (f)	Line of business	Assets	Reserves	for the year
New PEL S.a.r.l. (b)	Luxembourg	0.00%	6.90%	0.00%	HOLDING COMPANY	46	33	11
Norchem Holdings e Negócios S.A.	Brazil	0.00%	17.70%	21.75%	HOLDING COMPANY	100	43	4
Norchem Participações e Consultoria S.A.	Brazil	0.00%	40.69%	50.00%	BROKER-DEALER	59	24	2
Olivant Investments Switzerland S.A. (b)	Luxembourg	0.00%	34.97%	34.97%	HOLDING COMPANY	76	(1,827)	289
Olivant Limited (consolidated) (m)	Guernsey	0.00%	9.00%	9.00%	HOLDING COMPANY	244	239	(237)
Omega Financial Services GmbH	Germany	0.00%	50.00%	50.00%	SERVICES	2	0	2
Operadora de Activos Alfa, S.A. De C.V.	Mexico	0.00%	49.98%	49.98%	FINANCE	1	1	0
Operadora de Activos Beta, S.A. de C.V.	Mexico	0.00%	49.99%	49.99%	FINANCE	2	2	0
Parque Solar la Robla, S.L.	Spain	0.00%	85.54%	25.00%	ELECTRICITY	14	0	0
Parque Solar Saelices, S.L.	Spain	0.00%	85.54%	25.00%	ELECTRICITY	72	4	2
Partang, SGPS, S.A.	Portugal	0.00%	48.87%	49.00%	HOLDING COMPANY	95	87	5
Private Estate Life S.A. (m)	Luxembourg	0.00%	5.87%	0.00%	INSURANCE	2,662	53	14
Prodesur Mediterráneo, S.L.	Spain	0.00%	45.02%	50.00%	PROPERTY	51	17	(2)
Programa Multi Sponsor PMS, S.A.	Spain	24.75%	24.75%	49.50%	ADVERTISING	5	5	0
Proinsur Mediterráneo, S.L.	Spain	0.00%	45.02%	50.00%	PROPERTY	67	22	(2)
Promoreras Desarrollo de Activos, S.L.	Spain	0.00%	31.51%	35.00%	PROPERTY	140	14	(5)
PSA Finance PLC	United Kingdom	0.00%	50.00%	50.00%	LEASING	5	5	0
Puntoform, S.L.	Spain	0.00%	48.25%	48.25%	TRAINING	1	0	0
Q 205 Real Estate GmbH	Germany	0.00%	17.50%	17.50%	PROPERTY	252	62	3
Quiero Televisión, S.A., Sole-Shareholder Company	Spain	0.00%	31.82%	31.82%	TELECOMMUNICATIONS	78	7	0
Real Seguros Vida e Previdência S.A. (k)	Brazil	0.00%	0.00%	0.00%	INSURANCE	—	—	—
Redbanc S.A.	Chile	0.00%	25.66%	33.43%	SERVICES	20	7	1
Redbanc, S.A.	Uruguay	0.00%	25.00%	25.00%	SERVICES	2	0	0
Renova Energía S.A. (b)	Brazil	0.00%	6.77%	8.32%	ELECTRICITY	132	63	(1)
Retama Real Estate, S.L.	Spain	0.00%	50.00%	50.00%	SERVICES	49	0	(3)
RFS Holdings B.V. (n)	Netherlands	1.03%	0.00%	1.03%	HOLDING COMPANY	4,059	(743)	1,407
Saniso S.r.l.	Italy	0.00%	50.00%	50.00%	ELECTRICITY PRODUCTION	15	0	0
Saudi Hollandi Bank (consolidated) (b)	Saudi Arabia	0.00%	11.16%	11.16%	BANKING	12,042	1,130	18
SC Littleton HH LLC	United States	0.00%	24.10%	24.10%	PROPERTY	1	1	0
Shinsei Bank, Ltd. (consolidated) (e)	Japan	0.00%	6.72%	1.85%	BANKING	104,710	7,134	(1,290)
Sistarbanc S.R.L. (b)	Uruguay	0.00%	20.00%	20.00%	CARDS	2	2	0
Sociedad Interbancaria de Depósitos de Valores S.A.	Chile	0.00%	22.48%	29.29%	SECURITIES DEPOSITORY INSTITUTION	3	2	1
Sociedad Promotora Bilbao Plaza Financiera, S.A. (b)	Spain	7.74%	25.04%	33.90%	ADVISORY SERVICES	2	2	0
Solar Energy Capital Europe S.à.r.l.	Luxembourg	0.00%	33.33%	33.33%	HOLDING COMPANY	7	2	0
Tecnologia Bancária S.A.	Brazil	0.00%	20.82%	20.82%	ATMs	1,145	72	5
Teka Industrial, S.A. (consolidated) (b)	Spain	0.00%	10.00%	10.00%	DOMESTIC APPLIANCES	674	285	(4)
Trabajando.com Chile S.A.	Chile	0.00%	33.33%	33.33%	SERVICES	6	7	(2)
Transbank S.A.	Chile	0.00%	25.11%	32.71%	CARDS	332	8	2
Transolver Finance EFC, S.A.	Spain	0.00%	50.00%	50.00%	LEASING	146	26	(15)

						Millions of euros (a)
		% of Ownership held by the Bank					Capital and	Net profit (loss)
Entity	Location	Direct	Indirect	% of voting power (f)	Line of business	Assets	Reserves	for the year
Turyocio Viajes y Fidelización, S.A.	Spain	0.00%	32.21%	32.21%	TRAVEL	0	0	0
U.C.I., S.A.	Spain	50.00%	0.00%	50.00%	HOLDING COMPANY	211	108	(3)
UCI Mediação de Seguros Unipessoal, Lda.	Portugal	0.00%	50.00%	50.00%	INSURANCE BROKERAGE	0	0	0
UFI Servizi S.r.l. (b)	Italy	0.00%	23.17%	23.17%	SERVICES	0	0	0
Unicre-Instituição Financeira de Crédito, S.A.	Portugal	0.00%	21.44%	21.50%	FINANCE	303	62	11
Unión de Créditos Inmobiliarios, S.A., EFC	Spain	0.00%	50.00%	50.00%	MORTGAGE LOAN COMPANY	8,318	212	25
Vector Software Factory, S.L.	Spain	0.00%	21.60%	21.60%	IT	13	1	2
Viking Consortium Holdings Limited (consolidated)	United Kingdom	0.00%	25.04%	25.04%	HOLDING COMPANY	1	0	0
Wtorre Empreendimentos Imobiliários S.A. (consolidated) (b)	Brazil	0.00%	6.95%	8.55%	PROPERTY	1,703	264	(67)

(a)
Amounts per the books of each company generally at December 31, 2010, unless otherwise stated, because the financial statements have not yet been authorised for issue. The data on foreign companies were translated to euros at the year-end exchange rates.

(b)	Data from the latest approved financial statements at December 31, 2009.

(c)	Data from the latest approved financial statements at December 31, 2003.

(d)	Data from the latest approved financial statements at April 30, 2002.

(e)	Data at March 31, 2010, this entity’s year-end.

(f)
Pursuant to Article 3 of Royal Decree 1159/2010, of September 17, approving the rules for the preparation of consolidated financial statements, in order to determine voting power, the voting power relating to subsidiaries or to other parties acting in their own name but on behalf of Group companies were added to the voting power directly held by the Parent. Accordingly, the number of votes corresponding to the Parent in relation to companies over which it exercises indirect control is the number corresponding to each subsidiary holding a direct ownership interest in such companies.

(g)
Excluding the Group companies listed in Appendix I and those the interest of which with respect to the fair presentation that the consolidated financial statements must express (pursuant to Article 48 of the Spanish Commercial Code and Article 260 of the Spanish Limited Liability Companies Law (Ley de Sociedades de Capital)) is not material.

(h)	Companies over which effective control is exercised.

(i)	Data from the latest approved financial statements at July 31, 2010.

(j)	Data from the latest approved financial statements at September 30, 2010.

(k)	Company in merger process with another Group company. Awaiting registration at Mercantile Registry.

(l)	Company in liquidation at December 31, 2010.

(m)	Data from the latest approved financial statements at December 31, 2008.

(n)	Considered an associate.

Exhibit III
Preference share issuer subsidiaries

					Millions of euros (a)
								Net profit
		% of ownership held by the Bank			Share		Preference	(loss) for
Entity	Location	Direct	Indirect	Line of business	capital	Reserves	share cost	the year
Abbey National Capital Trust I	United States	—	(b )	FINANCE	0	0	0	0
Banesto Holdings, Ltd.	Guernsey	0.00%	90.04%	SECURITIES INVESTMENT	0	28	5	0
Santander Emisora 150, S.A., Unipersonal	Spain	100.00%	0.00%	FINANCE	0	0	243	0
Santander Finance Capital, S.A., Unipersonal	Spain	100.00%	0.00%	FINANCE	0	0	149	1
Santander Finance Preferred, S.A., Unipersonal	Spain	100.00%	0.00%	FINANCE	0	3	133	(1)
Santander International Preferred, S.A., Unipersonal	Spain	100.00%	0.00%	FINANCE	0	0	15	0
Santander PR Capital Trust I	Puerto Rico	0.00%	100.00%	FINANCE	3	(7)	3	7
Sovereign Real Estate Investment Trust	United States	0.00%	100.00%	FINANCE	1	595	52	26
Totta & Açores Financing, Limited	Cayman Islands	0.00%	99.73%	FINANCE	0	(1)	12	12

(a)	Amounts per the books of each company at December 31, 2010, translated to euros (in the case of foreign companies) at the year-end exchange rates.

(b)	Companies over which effective control is exercised.

Exhibit 4
Exhibit IV
Notifications of acquisitions and disposals of investments in 2010
(Article 155 of the Spanish Limited Liability Companies Law (Ley de Sociedades de Capital) and Article 53 of Securities Market Law 24/1998):
On January 14, 2010, the CNMV registered a notification from Banco Santander rectifying the significant ownership interest (exceeding the threshold of 3%) of Banco Santander, S.A. in GRUPO FERROVIAL, S.A. registered at the CNMV on December 24, 2009, in which 2008 instead of 2009 was indicated as the date on which the ownership interest exceeded 3% (December 18, 2009).
On February 26, 2010, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in BME had fallen below 3% on February 22, 2010.
On April 28, 2010, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in BANKINTER had exceeded 3% on April 20, 2010.
On May 10, 2010, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in BANKINTER had fallen below 3% on May 3, 2010.
On May 19, 2010, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in BANKINTER had exceeded 3% on May 11, 2010.
On June 1, 2010, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in BANESTO had exceeded 90% on May 24, 2010.
On June 1, 2010, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in BANESTO had fallen below 90% on May 27, 2010.
On June 4, 2010, the CNMV registered a Notification of Financial Instruments submitted by Banco Santander relating to financial instruments tied to shares of TELEFONICA, since the threshold of 3% had been exceeded on May 27, 2010.
On June 4, 2010, the CNMV registered a Notification of Financial Instruments submitted by Banco Santander relating to financial instruments tied to shares of TELEFONICA, since the ownership interest had fallen below the threshold of 3% on May 28, 2010.
On June 4, 2010, the CNMV registered a Notification of Financial Instruments submitted by Banco Santander relating to financial instruments tied to shares of TELEFONICA, since the threshold of 3% had been exceeded on May 31, 2010.
On June 24, 2010, the CNMV registered a Notification of Financial Instruments submitted by Banco Santander relating to financial instruments tied to shares of TELEFONICA, since the ownership interest had fallen below the threshold of 3% on June 18, 2010.
On July 8, 2010, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in BANKINTER had fallen below 3% on June 30, 2010.
On July 8, 2010, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in BANKINTER had exceeded the threshold of 3% on July 1, 2010.

On July 20, 2010, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in SOS CORPORACIÓN ALIMENTARIA, S.A. had exceeded the threshold of 3% on July 15, 2010.
On July 30, 2010, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in SOS CORPORACIÓN ALIMENTARIA, S.A. had fallen below 3% on July 16, 2010.
On August 24, 2010, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in BANKINTER had fallen below 3% on August 16, 2010.
On September 16, 2010, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in BANKINTER had reached 3% on September 8, 2010.
On September 16, 2010, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in BANKINTER had fallen below 3% on September 9, 2010.
On September 22, 2010, the CNMV registered a Notification of Financial Instruments submitted by Banco Santander relating to financial instruments tied to shares of TELEFONICA, since the threshold of 3% had been exceeded on September 14, 2010.
On September 22, 2010, the CNMV registered a Notification of Financial Instruments submitted by Banco Santander relating to financial instruments tied to shares of TELEFONICA, since the ownership interest had fallen below the threshold of 3% on September 17, 2010.
On September 29, 2010, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in BANKINTER had exceeded 3% on September 21, 2010.
On September 29, 2010, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in BANKINTER had fallen below 3% on September 27, 2010.
On October 11, 2010, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in BANKINTER had exceeded 3% on October 1, 2010.
On October 11, 2010, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in BANKINTER had fallen below 3% on October 6, 2010.
On October 19, 2010, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in BANKINTER had exceeded 3% on October 11, 2010.
On October 19, 2010, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in BANKINTER had fallen below 3% on October 12, 2010.
On October 29, 2010, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in BANESTO had exceeded 90% on October 21, 2010.

Exhibit 5
Exhibit V
Other information on the share capital of the Group’s banks
Following is certain information on the share capital of the Group’s banks.
1) Banco Santander (Brasil) S.A.
a) Number of equity instruments held by the Group
The Group holds 174,700,972,307 ordinary shares and 150,024,316,265 preference shares through its subsidiaries Sterrebeeck B.V., Grupo Empresarial Santander, S.L. and Santander Insurance Holding, S.L.
The shares composing the share capital of Banco Santander (Brasil) S.A., have no par value, and there are no capital payments payable.
In accordance with current Bylaws (Article 5.7), the preference shares do not confer voting rights on their holders, except under the following circumstances:
a) In the event of the transformation, merger, consolidation or spin-off of the company.
b) In the event of approval of agreements between the company and the shareholders, either directly through third parties or other companies in which the shareholders hold a stake, provided that, due to legal or Bylaw provisions, they are submitted to a general meeting.
c) In the event of an assessment of the assets used to increase the company’s share capital.
d) The selection of a specialized institution or company to determine the economic value of the company.
e) Amendments and repeals of bylaw provisions that change any of the requirements envisaged in point 4.1 of Level 2 of Best Practices for Corporate Governance of BM&FBOVESPA (Brazilian Stock, Mercantile and Futures Exchange), although the voting rights prevailed upon entry into force of the Agreement for the Adoption of Best Practices on Corporate Governance, Level 2.
The shareholders at the annual general meeting can decide to convert the preference shares into ordinary shares at any time and to establish a ratio for the conversion.
However, the preference shares do have the following advantages (Article 5.6):
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

e) In the event of a public offering due to a change in control of the company, the holders of preference shares are guaranteed the right to sell the shares at the same price paid for the block of shares that changed hands as part of the change in control, i.e. they are treated the same as shareholders with voting rights.
b) Capital increases in progress
No approved capital increases are in progress.
c) Capital authorized by the shareholders at the annual general meeting
The company is authorized to increase share capital, subject to approval by the board of directors, up to a limit of 500,000,000,000 ordinary shares or preference shares, and without the need to maintain any ratio between any of the different classes of shares, provided they remain within the limits of the maximum number of preference shares established by Law.
At present the share capital consists of 399,044,116,905 shares (212,841,731,754 ordinary shares and 186,202,385,151 preference shares).
As approved by the directors at board meetings, Banco Santander (Brasil), S.A. carried out two capital increases within its authorized share capital limits, as follows:
The first was on August 18, 2009, in which 28,875,000,000 registered ordinary shares and 26,250,000,000 registered preference shares were issued, with no par value.
The second was on October 29, 2009, in which the Bank issued 35,955,648 shares (“Units”), representing 55 ordinary shares and 50 preference shares which, in total, amount to 1,977,560,640 ordinary shares and 1,797,782,400 preference shares.
d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights
Not applicable.
e) Specific circumstances that restrict the availability of reserves
The only restriction on the availability of Banco Santander (Brasil) S.A.’s reserves relates to the legal reserve (restricted reserves), which can only be used to offset losses or to increase capital.
The legal reserve is provided for in Article 196 of the Public Limited Liability Companies Law which establishes that before being allocated to any other purpose, 5% of profit must be transferred to the constitution of a legal reserve which must not exceed 20% of share capital.
f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity
Not applicable.
g) Listed equity instruments
All the shares are listed on the BM&FBOVESPA and the share deposit certificates (Units) are listed on the New York Stock Exchange (NYSE).

2) Banco Español de Crédito, S.A. (Banesto)
a) Number of equity instruments held by the Group
The share capital of Banco Español de Crédito, S.A. consists of 687,386,798 fully subscribed and paid shares of EUR 0.79 par value each, all with identical voting and dividend rights.
At December 31, 2010, the Parent and its subsidiaries held 89.27% of the share capital (613,696,098 ordinary shares), of which Banco Santander, S.A. held 606,345,555 shares (88.21%) and Cántabro Catalana de Inversiones, S.A. held 7,350,543 shares (1.069%). At that date the Banesto Group held 3,382,126 treasury shares previously acquired under authorization of the annual general meeting, within the limits set forth in Articles 144 et seq. of the Spanish Limited Liability Companies Law (Ley de Sociedades de Capital).
b) Capital increases in progress
No approved capital increases are in progress.
c) Capital authorized by the shareholders at the annual general meeting
The annual general meeting of Banco Español de Crédito, S.A. held at first call on February 26, 2008 authorized the board of directors to increase capital at one or several times and at any time, within five years from the date of the annual general meeting, by an amount (par value) of up to half the share capital of the Bank at the date of the meeting, through the issuance of new shares, with or without share premium and with or without voting rights; the consideration for the new shares to be issued will be monetary contributions, and the Board may set the terms and conditions of the capital increase. Also, the Board was empowered to disapply preemptive subscription rights, fully or partially, in accordance with Article 506 of the Spanish Limited Liability Companies Law.
d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights
At December 31, 2010, no shares with these characteristics had been issued.
e) Specific circumstances that restrict the availability of reserves
The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount (10% of any net profit reported each year must be transferred to the legal reserve until the balance of this reserve reaches 20% of share capital). Pursuant to the Spanish Limited Liability Companies Law, a restricted reserve has been recorded for an amount equal to the carrying amount of the Banesto shares owned by subsidiaries.
The revaluation reserve recorded pursuant to Royal Decree-Law 7/1996, of June 7, can be used to increase capital. On February 26, 2008, the shareholders at the annual general meeting resolved to reduce capital with a charge to voluntary reserves and the corresponding amount was deducted from the restricted reserves to which Article 148 c) of the Spanish Limited Liability Companies Law refers and a reserve for retired capital of EUR 5,485,207 (the same amount as the par value of the retired shares) was recorded. This reserve will be unrestricted under the same conditions as for the share capital reduction, in accordance with Article 335 c) of the Spanish Limited Liability Companies Law.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity
Not applicable.
g) Listed equity instruments
All the shares are listed on the Spanish Stock Exchanges.
3) Banco Santander Totta, S.A. (Totta)
a) Number of equity instruments held by the Group
The Group holds 619,297,399 ordinary shares through its subsidiaries Santander Totta SGPS, S.A., holding 604,651,319 shares, and Taxagest Sociedade Gestora de Participaçoes Sociais, S.A., holding 14,593,315 shares. Banco Santander Totta, S.A. holds 52,765 treasury shares, all of which have a par value of EUR 1 each, are fully subscribed and paid and carry the same voting and dividend rights.
b) Capital increases in progress
No approved capital increases are in progress.
c) Capital authorized by the shareholders at the annual general meeting
Not applicable.
d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights
At December 31, 2010, no shares with these characteristics had been issued.
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

4) Banco Santander — Chile
a) Number of equity instruments held by the Group
The Group holds 66,822,519,695 ordinary shares through Santander Chile Holding, S.A., 78,108,391,607 ordinary shares through Teatinos Siglo XXI Inversiones Limitada and 16,577 ordinary shares through Santander Inversiones Limitada, all of which have no par value, are fully subscribed and paid and carry the same voting and dividend rights.
b) Capital increases in progress
No approved capital increases are in progress.
c) Capital authorized by the shareholders at the annual general meeting
Share capital amounted to CLP 891,302,881,691 at December 31, 2010. However, each year the annual general meeting must approve the balance sheet at December 31, of the previous year and, therefore, approve the share capital amount.
d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights
At December 31, 2010, no shares with these characteristics had been issued.
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
g) Listed equity instruments
All the shares are listed on the Chilean Stock Exchanges and, through American Depositary Receipts (ADRs), on the New York Stock Exchange (NYSE).
5) Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander
a) Number of equity instruments held by the Group
At December 31, 2010, the Group held 78,284,357,776 ordinary shares through Grupo Financiero Santander, S.A. B de C.V., 99.99% of the share capital of Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander.
b) Capital increases in progress
No approved capital increases are in progress.
c) Capital authorized by the shareholders at the annual general meeting
The shareholders at the extraordinary and annual general meeting held on August 18, 2008 resolved to set the authorized share capital of Banco Santander (México), S.A. Institución de Banca Múltiple, Grupo Financiero Santander at MXN 7,829,149,572, represented by a total of 78,291,495,726 fully subscribed and paid shares of MXN 0.10 par value each.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights
In previous years, the entity issued unsecured subordinated preference debentures of USD 300 million that are voluntarily convertible into ordinary shares by their holders. These issues were private and they were bought by the shareholders of the Grupo Financiero. Although the issue was launched with maturity of 10 years, on September 23, 2010 the full amount of the issue, of which Santander Group held 75% was redeemed early.
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
e) Specific circumstances that restrict the availability of reserves
Pursuant to the Mexican Credit Institutions Law and the general provisions applicable to credit institutions, to Mexican Companies Law and to the institution’s own bylaws, universal banking institutions are required to constitute or increase capital reserves for the purposes of ensuring solvency and protecting payment systems and savers.
The bank increases its legal reserve annually directly from the profit obtained in the year. The legal reserve can be used for any purpose but the balance must be replenished.
The bank must recognize the various reserves as stipulated in the legal provisions applicable to credit institutions. Credit loss reserves are calculated on the basis of the credit rating assigned to each loan and are released when the rating of the related loan improves or when the loan is settled.
f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity
Not applicable.
g) Listed equity instruments
The company does not have any equity instruments listed on a stock exchange.
6) Santander UK plc
a) Number of equity instruments held by the Group
The Group holds ordinary shares amounting to GBP 31,051,786,866 though Banco Santander, S.A. (24,117,268,865 shares of GBP 0.10 par value each), Cántabro Catalana de Inversiones, S.A. (1 share of GBP 0.10 par value each) and Santusa Holding, S.L. (6,934,500,000 shares of GBP 0.10 par value each).
Santander UK plc. issued subordinated bonds, for a total of GBP 200 million, which are convertible into non-cumulative preference shares with a par value of GBP 1 each. At the discretion of the issuer, the exchange may be performed on any interest payment date provided that holders receive between 30 and 60 days’ notice. The Group holds 63,913,355 securities through Santander Financial Exchanges Limited.

Santander UK plc. also issued subordinated bonds, for a total of GBP 125 million, which are convertible into non-cumulative preference shares with a par value of GBP 1 each. At the discretion of the issuer, the exchange may be performed on any interest payment date, provided that holders receive between 30 and 60 days’ notice. The Group holds 100,487,938 securities through Santander Financial Exchanges Limited.
On April 28, 2010, Santander UK plc. issued 300 million preference shares of GBP 1 par value each to replace, pursuant to current legislation, a previous issue launched by Alliance & Leicester Plc under the same terms and conditions. As part of this new issue, the Group holds 107.3 million shares through Banco Santander, S.A. and 155.7 million shares through Santander Financial Exchanges Limited.
b) Capital increases in progress
No approved capital increases are in progress.
c) Capital authorized by the shareholders at the annual general meeting
The shareholders at the annual general meeting held on June 10, 2010 resolved to unconditionally authorize directors, as established by Section 551 of the Companies Act 2006, to make full use of the company’s authorization to assign the number of shares deemed appropriate up to a total nominal value of (the original value of the shares as indicated in the latest capital statement submitted to the Mercantile Registry):
(a) GBP 674,699,998, This total consists of no more than 674,699,998 preference shares denominated in pounds sterling.
(b) USD 10,000,000, This total consists of no more than 1,000,000,000 preference shares denominated in US dollars, and
(c) EUR 10,000,000, This total consists of no more than 1,000,000,000 preference shares denominated in euros.
It is hereby stated that this authorization will expire at the date of the next annual general meeting of the company unless it is renewed, amended or revoked by the Company. However, prior to such expiry, the company may make offers or enter into agreements which could require the allocation of shares, and the directors may allocate shares pursuant to any offer or agreement, irrespective of the expiry of the authorization granted by this resolution.
Pursuant to this resolution, any previously unexercised authorizations granted to directors to allocate shares are revoked and replaced without prejudice to any allocation of shares or grant of rights already performed, offered or agreed.
d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights
Not applicable.
e) Specific circumstances that restrict the availability of reserves
Not applicable.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity
Not applicable.
g) Listed equity instruments
Not applicable.
7) Santander Holdings USA, Inc.
a) Number of equity instruments held by the Group
At December 31, 2010, Banco Santander, S.A. held 517,107,043 ordinary shares, all of which held the same voting and dividend rights.
b) Capital increases in progress
No approved capital increases are in progress.
On January 20, 2010, the board of directors resolved to increase capital by USD 1,500,000,000, which was approved by Banco Santander, S.A. This capital increase was carried out in two parts: USD 750,000,000 though a direct capital increase on March 1, 2010; and USD 750,000,000 through a direct capital increase on December 28, 2010.
c) Capital authorized by the shareholders at the annual general meeting
Banco Santander, S.A. is the sole shareholder.
d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights
In 2004 Sovereign Capital Trust IV issued debentures with shares of Sovereign Bancorp as the underlying (these were subsequently replaced by the American Depository Receipts (ADRs) of Banco Santander, S.A. when the Bank acquired Sovereign Bancorp). These debentures mature in 2034 although there are certain early redemption and conversion rights.
e) Specific circumstances that restrict the availability of reserves
Not applicable.
f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity
Not applicable.
g) Listed equity instruments
Class C preference shares and equity securities are listed on the New York Stock Exchange (NYSE).

Exhibit 6
Exhibit VI

	Year end December 31,
	2010		2009		2008		2007		2006
	Including	Excluding	Including	Excluding	Including	Excluding	Including	Excluding	Including	Excluding
	interest on	interest on	interest on	interest on	interest on	interest on	interest on	interest on	interest on	interest on
IFRS:	deposits	deposits	deposits	deposits	deposits	deposits	deposits	deposits	deposits	deposits
FIXED CHARGES:
Fixed charges and preferred stock dividends	23,208,389	9,475,888	26,392,227	10,540,180	37,041,015	17,756,819	30,569,963	15,980,396	24,143,967	11,033,379
Preferred dividends	60,689	60,689	92,294	92,294	37,374	37,374	47,290	47,290	85,229	85,229
Fixed charges	23,147,699	9,415,198	26,299,933	10,447,886	37,003,641	17,719,445	30,522,673	15,933,106	24,058,738	10,948,150

EARNINGS:
Income from continuing operations before taxes and extraordinary items	12,051,873	12,051,873	10,587,800	10,587,800	10,849,325	10,849,325	10,970,494	10,970,494	8,853,774	8,853,774
Less: Earnings from associated companies	16,910	16,910	(5,870)	(5,870)	695,880	695,880	291,401	291,401	259,269	259,269
Fixed charges	23,147,699	9,415,198	26,299,933	10,447,886	37,003,641	17,719,445	30,522,673	15,933,106	24,058,738	10,948,150

Total earnings	35,182,662	21,450,161	36,893,603	21,041,556	47,157,086	27,872,890	41,201,766	26,612,199	32,653,243	19,542,655

Ratio of earnings to fixed charges	1.52	2.28	1.40	2.01	1.27	1.57	1.35	1.67	1.36	1.79
Ratio of earnings to combined fixed charges and preferred stock dividends	1.52	2.26	1.40	2.01	1.27	1.57	1.35	1.67	1.36	1.78