Form 20-F
period 2011-12-31
Banco Santander, S.A.
filed 2012-04-27
CIK 891478

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from                      to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Yes   ☒     No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes   ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   ☒     No   ☐

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

Large accelerated filer  ☒                     Accelerated filer  ☐                     Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP  ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board  ☒ Other   ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐     Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐     No  ☒

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report.

9,076,853,400 shares

BANCO SANTANDER, S.A.

TABLE OF CONTENTS

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Accounting Principles

Under Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements in conformity with the International Financial Reporting Standards previously adopted by the European Union (“EU-IFRS”). The Bank of Spain Circular 4/2004 of December 22, 2004 on Public and Confidential Financial Reporting Rules and Formats (“Circular 4/2004”) requires Spanish credit institutions to adapt their accounting systems to the principles derived from the adoption by the European Union of International Financial Reporting Standards. Therefore, Grupo Santander (“the Group” or “Santander”) is required to prepare its consolidated financial statements for the year ended December 31, 2011 in conformity with the EU-IFRS and Bank of Spain’s Circular 4/2004. Differences between EU-IFRS, Bank of Spain’s Circular 4/2004 and International Financial Reporting Standards as issued by the International Accounting Standard Board (IFRS-IASB) are not material. Therefore, we assert that the financial information contained in this annual report on Form 20-F complies with IFRS-IASB.

We have formatted our financial information according to the classification format for banks used in Spain. We have not reclassified the line items to comply with Article 9 of Regulation S-X. Article 9 is a regulation of the US Securities and Exchange Commission that contains formatting requirements for bank holding company financial statements.

Our auditors, Deloitte, S.L., an independent registered public accounting firm, have audited our consolidated financial statements in respect of the three years ended December 31, 2011, 2010 and 2009 in accordance with IFRS-IASB. See page F-1 to our consolidated financial statements for the 2011, 2010 and 2009 report prepared by Deloitte, S.L.

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

When we refer to “loans”, we mean loans, leases, discounted bills and accounts receivable, unless otherwise noted. The loan to value “LTV” ratios disclosed in this report refer to LTV ratios upon origination unless otherwise noted. Additionally, if a debt is approaching a doubtful status, we update the appraisals which are then used to estimate allowances for loan losses.

When we refer to “impaired balances” or “non-performing balances”, we mean impaired or non-performing loans and contingent liabilities (“NPL”), securities and other assets to collect.

When we refer to “allowances for credit losses”, we mean the specific allowances for credit losses, and unless otherwise noted, the collectively assessed allowance for credit losses and any allowances for country-risk. See “Item 4. Information on the Company—B. Business Overview—Classified Assets—Allowances for Credit Losses and Country-Risk Requirements”.

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

Forward-looking statements may be identified by words such as “expect,” “project,” “anticipate,” “should,” “intend,” “probability,” “risk,” “VaR,” “RORAC,” “target,” “goal,” “objective,” “estimate,” “future” and similar expressions. We include forward-looking statements in the “Operating and Financial Review and Prospects,” “Information on the Company,” and “Quantitative and Qualitative Disclosures About Market Risk” sections. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

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

•

general economic or industry conditions in Spain, the United Kingdom, the United States, other European countries, Brazil, other Latin American countries and the other areas in which we have significant business activities or investments;

•	a default on, or a ratings downgrade of, the sovereign debt of Spain, and the other countries where we operate;

•

a worsening of the economic environment in the United Kingdom, other European countries, Brazil, other Latin American countries, and the United States, and an increase of the volatility in the capital markets;

•	a further deterioration of the Spanish economy;

•	the effects of a continued decline in real estate prices, particularly in Spain, the UK and the US;

•	monetary and interest rate policies of the European Central Bank and various central banks;

•	inflation or deflation;

•	the effects of non-linear market behavior that cannot be captured by linear statistical models, such as the VaR model we use;

•	changes in competition and pricing environments;

•	the inability to hedge some risks economically;

•	the adequacy of loss reserves;

•	acquisitions or restructurings of businesses that may not perform in accordance with our expectations;

•	changes in demographics, consumer spending, investment or saving habits; and

•	changes in competition and pricing environments as a result of the progressive adoption of the internet for conducting financial services and/or other factors.

Political and Governmental Factors

•	political stability in Spain, the United Kingdom, other European countries, Latin America and the US;

•	changes in Spanish, UK, EU, Latin American, US or other jurisdictions’ laws, regulations or taxes; and

•	increased regulation in light of the global financial crisis.

Transaction and Commercial Factors

•	damage to our reputation;

•

our ability to integrate successfully our acquisitions and the challenges inherent in diverting management’s focus and resources from other strategic opportunities and from operational matters while we integrate these acquisitions; and

•	the outcome of our negotiations with business partners and governments.

Operating Factors

•	potential losses associated with an increase in the level of substandard loans or non-performance by counterparties to other types of financial instruments.

•	technical difficulties and the development and use of new technologies by us and our competitors;

•	the occurrence of force majeure, such as natural disasters, that impact our operations or impair the asset quality of our loan portfolio; and

•	the impact of changes in the composition of our balance sheet on future net interest income.

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

In the F-pages of this Form 20-F, the audited financial statements for the years 2011, 2010 and 2009 are presented. The audited financial statements for 2008 and 2007 are not included in this document, but they can be found in our previous annual reports on Form 20-F.

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

In addition, the income statement for the year ended December, 31, 2011 reflects the impact of the consolidation of Bank Zachodni WBK, S.A. and the income statement for the year ended December, 31, 2009 reflects the impact of the consolidation of Banco Real, Alliance & Leicester, Bradford & Bingley’s branch network and retail deposits, Sovereign and other consumer businesses.

	Year ended December 31,
	2011	2010	2009	2008	2007
	(in millions of euros, except percentages and per share data)
Interest and similar income	60,856	52,907	53,173	55,044	45,512
Interest expense and similar charges	(30,035)	(23,683)	(26,874)	(37,506)	(31,069)
Interest income / (charges)	30,821	29,224	26,299	17,538	14,443
Income from equity instruments	394	362	436	553	420
Income from companies accounted for using the equity method	57	17	(1)	792	438
Fee and commission income	12,749	11,681	10,726	9,741	9,290
Fee and commission expense	(2,277)	(1,946)	(1,646)	(1,475)	(1,422)
Gains/losses on financial assets and liabilities (net)	2,838	2,164	3,802	2,892	2,306
Exchange differences (net)	(522)	441	444	582	649
Other operating income	8,050	8,195	7,929	9,436	6,740
Other operating expenses	(8,032)	(8,089)	(7,785)	(9,163)	(6,449)
Total income	44,078	42,049	40,204	30,896	26,415
Administrative expenses	(17,781)	(16,255)	(14,825)	(11,666)	(10,777)
Personnel expenses	(10,326)	(9,329)	(8,451)	(6,813)	(6,435)
Other general administrative expenses	(7,455)	(6,926)	(6,374)	(4,853)	(4,342)
Depreciation and amortization	(2,109)	(1,940)	(1,596)	(1,240)	(1,247)
Provisions (net)	(2,601)	(1,133)	(1,792)	(1,641)	(896)
Impairment losses on financial assets (net)	(11,868)	(10,443)	(11,578)	(6,283)	(3,430)
Impairment losses on other assets (net)	(1,517)	(286)	(165)	(1,049)	(1,548)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale	1,846	350	1,565	101	1,810
Gains/(losses) on non-current assets held for sale not classified as discontinued operations	(2,109)	(290)	(1,225)	1,731	643
Operating profit/(loss) before tax	7,939	12,052	10,588	10,849	10,970
Income tax	(1,776)	(2,923)	(1,207)	(1,836)	(2,322)
Profit from continuing operations	6,163	9,129	9,381	9,013	8,648
Profit/(loss) from discontinued operations (net)	(24)	(27)	31	319	988
Consolidated profit for the year	6,139	9,102	9,412	9,332	9,636
Profit attributable to the Parent	5,351	8,181	8,942	8,876	9,060
Profit attributable to non-controlling interest	788	921	470	456	576

Per share information:
Average number of shares (thousands) (1)	8,892,033	8,686,522	8,554,224	7,271,470	6,801,899
Basic earnings per share (euros)	0.60	0.94	1.05	1.22	1.33
Basic earnings per share continuing operation (euros)	0.60	0.94	1.04	1.18	1.20
Diluted earnings per share (euros)	0.60	0.94	1.04	1.21	1.32
Diluted earnings per share continuing operation (euros)	0.60	0.94	1.04	1.17	1.19
Remuneration paid (euros) (2)	0.60	0.60	0.60	0.63	0.61
Remuneration paid (US$) (2)	0.78	0.80	0.86	0.88	0.89

	Year ended December 31,
	2011	2010	2009	2008	2007
	(in millions of euros, except percentages and per share data)
Total assets	1,251,526	1,217,501	1,110,529	1,049,632	912,915
Loans and advances to credit institutions (net) (3)	51,726	79,855	79,837	78,792	57,643
Loans and advances to customers (net) (3)	750,100	724,153	682,551	626,888	571,099
Investment securities (net) (4)	154,015	174,258	173,990	124,673	132,035
Investments: Associates and joint venture	4,155	273	164	1,323	15,689

Contingent liabilities (net)	48,042	59,795	59,256	65,323	76,217

Liabilities
Deposits from central banks and credit institutions (5)	143,138	140,112	142,091	129,877	112,897
Customer deposits (5)	632,533	616,376	506,975	420,229	355,407
Debt securities (5)	197,372	192,873	211,963	236,403	233,287

Capitalization
Guaranteed subordinated debt excluding preferred securities and preferred shares (6)	6,619	10,934	13,867	15,748	16,742
Other subordinated debt	10,477	12,189	15,193	14,452	11,667
Preferred securities (6)	5,447	6,917	7,315	7,622	7,261
Preferred shares (6)	449	435	430	1,051	523
Non-controlling interest (including net income of the period)	6,445	5,897	5,203	2,415	2,358
Stockholders’ equity (7)	76,414	75,018	68,667	57,587	55,200
Total capitalization	105,851	111,390	110,675	98,875	93,751
Stockholders’ equity per share (7)	8.59	8.64	8.03	7.92	8.12

Other managed funds
Mutual funds	102,611	113,510	105,216	90,306	119,211
Pension funds	9,645	10,965	11,310	11,128	11,952
Managed portfolio	19,200	20,314	18,364	17,289	19,814
Total other managed funds	131,456	144,789	134,890	118,723	150,977

Consolidated ratios
Profitability ratios:
Net yield (8)	2.74%	2.68%	2.62%	2.05%	1.80%
Return on average total assets (ROA)	0.50%	0.76%	0.86%	1.00%	1.10%
Return on average stockholders’ equity (ROE)	7.14%	11.80%	13.90%	17.07%	21.91%
Capital ratio:
Average stockholders’ equity to average total assets	6.10%	5.82%	5.85%	5.55%	4.71%
Ratio of earnings to fixed charges (9)
Excluding interest on deposits	1.63%	2.28%	2.01%	1.57%	1.67%
Including interest on deposits	1.27%	1.52%	1.40%	1.27%	1.35%

Credit quality data
Loans and advances to customers
Allowances for impaired balances including country risk and excluding contingent liabilities as a percentage of total gross loans	2.46%	2.65%	2.55%	1.95%	1.50%
Impaired balances as a percentage of total gross loans	4.07%	3.75%	3.43%	2.19%	1.05%
Allowances for impaired balances as a percentage of impaired balances	60.52%	70.58%	74.32%	89.08%	143.24%
Net loan charge-offs as a percentage of total gross loans	1.38%	1.31%	1.27%	0.60%	0.46%
Ratios adding contingent liabilities to loans and advances to customers and excluding country risk (*)
Allowances for impaired balances (**) as a percentage of total loans and contingent liabilities	2.39%	2.58%	2.44%	1.83%	1.42%
Impaired balances (**) (10) as a percentage of total loans and contingent liabilities	3.89%	3.55%	3.24%	2.02%	0.94%
Allowances for impaired balances (**) as a percentage of impaired balances (**)	61.37%	72.74%	75.33%	90.64%	150.55%
Net loan and contingent liabilities charge-offs as a percentage of total loans and contingent liabilities	1.29%	1.21%	1.17%	0.55%	0.41%

(*)	We disclose these ratios because our credit risk exposure comprises loans and advances to customers as well as contingent liabilities, all of which are subject to impairment and, therefore, allowances are taken in respect thereof.
(**)	Impaired or non-performing loans and contingent liabilities, securities and other assets to collect.

(1)	Average number of shares has been calculated on the basis of the weighted average number of shares outstanding in the relevant year, net of treasury stock.
(2)	The shareholders at the annual shareholders’ meeting held on June 19, 2009 approved a dividend of €0.6508 per share to be paid out of our profits for 2008. In accordance with IAS 33, for comparative purposes, dividends per share paid, as disclosed in the table above, take into account the adjustment arising from the capital increase with pre-emptive subscription rights carried out in December 2008. As a result of this adjustment, the dividend per share for 2008 amounts to €0.6325. The shareholders also approved a new remuneration scheme (scrip dividend), whereby the Bank offered the shareholders the possibility to opt to receive an amount equivalent to the second interim dividend on account of the 2009 financial year in cash or new shares. In light of the acceptance of this remuneration program (81% of the capital opted to receive shares instead of cash), at the general shareholders’ meetings held in June 2010 and 2011, the shareholders approved to offer again this option to the shareholders as payment for the second and third interim dividends on account of 2010 and 2011. The remuneration per share for 2009, 2010 and 2011 disclosed above, €0.60, is calculated assuming that the four dividends for these years were paid in cash. In 2010 and 2011, 85% and 80% of the capital, respectively, opted to receive the second and third interim dividends in the form of shares instead of cash. Additionally, at its meeting on December 19, 2011, the board of directors resolved to apply the scrip dividend program on the dates on which the fourth interim dividend is traditionally paid, and offered shareholders the option of receiving an amount equal to this dividend of €0.220 per share, to be paid in shares or cash. This resolution was approved by the annual general shareholders’ meeting held on March 30, 2012.
(3)	Equals the sum of the amounts included under the headings “Financial assets held for trading”, “Other financial assets at fair value through profit or loss” and “Loans and receivables” as stated in our consolidated financial statements.
(4)	Equals the amounts included as “Debt instruments” and “Equity instruments” under the headings “Financial assets held for trading”, “Other financial assets at fair value through profit or loss”, “Available-for-sale financial assets” and “Loans and receivables” as stated in our consolidated financial statements.
(5)	Equals the sum of the amounts included under the headings “Financial liabilities held for trading”, “Other financial liabilities at fair value through profit or loss” and “Financial liabilities at amortized cost” included in Notes 20, 21 and 22 to our consolidated financial statements.
(6)	In our consolidated financial statements, preferred securities and preferred shares are included under “Subordinated liabilities”.
(7)	Equals the sum of the amounts included at the end of each year as “Own funds” and “Valuation adjustments” as stated in our consolidated financial statements. We have deducted the book value of treasury stock from stockholders’ equity.
(8)	Net yield is the total of net interest income (including dividends on equity securities) divided by average earning assets. See “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Assets—Earning Assets—Yield Spread”.
(9)	For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of pre-tax income from continuing operations before adjustment for income or loss from equity investees plus fixed charges. Fixed charges consist of total interest expense (including or excluding interest on deposits as appropriate) and the interest expense portion of rental expense.
(10)	Impaired loans reflect Bank of Spain classifications. These classifications differ from the classifications applied by U.S. banks in reporting loans as non-accrual, past due, restructured and potential problem loans. See “Item 4. Information on the Company—B. Business Overview—Classified Assets—Bank of Spain Classification Requirements”.

Set forth below is a table showing our allowances for impaired balances broken down by various categories as disclosed and discussed throughout this annual report on Form 20-F:

	IFRS-IASB
	Year Ended December 31,
	2011	2010	2009	2008	2007
Allowances refers to:	(in millions of euros)
Allowances for impaired balances (*) (excluding country risk)	19,661	20,748	18,497	12,863	9,302
Allowances for contingent liabilities and commitments (excluding country risk)	(648)	(1,011)	(623)	(622)	(587)

Allowances for impaired balances of loans (excluding country risk):	19,013	19,737	17,874	12,241	8,715

Allowances referred to country risk and other	210	121	192	660	173

Allowances for impaired balances (excluding contingent liabilities)	19,223	19,858	18,066	12,901	8,888
Of which:

Allowances for Loans and receivables:	18,988	19,739	17,899	12,720	8,796
Allowances for Customers	18,936	19,697	17,873	12,466	8,695
Allowances for Credit institutions and other financial assets	36	17	26	254	101
Allowances for Debt Instruments	16	25	0	0	0
Allowances for Debt Instruments available for sale	235	119	167	181	92

(*)	Impaired or non-performing loans and contingent liabilities, securities and other assets to collect.

Exchange Rates

Fluctuations in the exchange rate between euros and dollars have affected the dollar equivalent of the share prices on Spanish stock exchanges and, as a result, are likely to affect the dollar market price of our American Depositary Shares, or ADSs, in the United States. In addition, dividends paid to the depositary of the ADSs are denominated in euros and fluctuations in the exchange rate affect the dollar conversion by the depositary of dividends paid on the shares to the holders of the ADSs. Fluctuations in the exchange rate of euros against other currencies may also affect the euro value of our non-euro denominated assets, liabilities, earnings and expenses.

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

	Rate During Period
Calendar Period	Period End ($)	Average Rate ($)
2007	1.46	1.38
2008	1.39	1.47
2009	1.44	1.39
2010	1.34	1.33
2011	1.29	1.39

	Rate During Period
Last six months	High $	Low $
2011
October	1.42	1.32
November	1.38	1.32
December	1.35	1.29
2012
January	1.32	1.27
February	1.35	1.30
March	1.34	1.31
April (through April 26)	1.33	1.30

On April 26, 2012, the exchange rate for euros and dollars (expressed in dollars per euro), as published by the ECB, was $1.32.

For a discussion of the accounting principles used in translation of foreign currency-denominated assets and liabilities to euros, see Note 2 (a)  of our consolidated financial statements.

B. Capitalization and indebtedness.

Not Applicable.

C. Reasons for the offer and use of proceeds.

Not Applicable.

D. Risk factors.

Because our loan portfolio is concentrated in Continental Europe, the United Kingdom and Latin America, adverse changes affecting the economies of Continental Europe, the United Kingdom or certain Latin American countries could adversely affect our financial condition.

Our loan portfolio is concentrated in Continental Europe (in particular, Spain), the United Kingdom and Latin America. At December 31, 2011, Continental Europe accounted for 42% of our total loan portfolio (Spain accounted for 29% of our total loan portfolio), while the United Kingdom and Latin America accounted for 34% and 19%, respectively. Continued recessionary economic conditions in the economies of Continental Europe (in particular, Spain), or a return to recessionary conditions in the United Kingdom or the Latin American countries in which we operate, would likely have a significant adverse impact on our loan portfolio and, as a result, on our financial condition, cash flows and results of operations. See “Item 4. Information on the Company—B. Business Overview.”

Some of our business is cyclical and our income may decrease when demand for certain products or services is in a down cycle.

The level of income we derive from certain of our products and services depends on the strength of the economies in the regions where we operate and market trends prevailing in those regions. Customer loans and deposits, which collectively account for most of our earnings, are particularly sensitive to economic conditions. In 2011, Continental Europe, the United Kingdom, Latin America and Sovereign (US) represented 31%, 12%, 51% and 6%, respectively, of the profit attributable to the Group’s operating areas for the year. However, many of the economies of Continental Europe, including Spain and Portugal, are forecast to have flat or weakening economies in 2012. If the business environment in any of our geographic segments does not improve or worsens, our results of operations could be materially adversely affected.

Our business could be affected if our capital is not managed effectively or if changes limiting our ability to manage our capital position are adopted.

Effective management of our capital position is important to our ability to operate our business, to continue to grow organically and to pursue our business strategy. However, in response to the recent financial crisis, a number of changes to the regulatory capital framework have been adopted or are being considered. For example, on December 16, 2010 and January 13, 2011, the Basel Committee on Banking Supervision issued its final guidance on a number of regulatory reforms to the regulatory capital framework in order to strengthen minimum capital requirements, including the phasing out of Innovative Tier 1 Capital instruments with incentives to redeem and implementing a leverage ratio on institutions in addition to current risk-based regulatory requirements. As these and other changes are implemented or future changes are considered or adopted that limit our ability to manage our balance sheet and capital resources effectively or to access funding on commercially acceptable terms, we may experience a material adverse effect on our financial condition and regulatory capital position.

Reduced access to financing or increases in our cost of funding could have an adverse effect on our liquidity and results of operations.

Historically, our principal source of funds has been customer deposits (demand, time and notice deposits). Total time deposits (including repurchase agreements) represented 52.5%, 53.0% and 46.8% of total customer deposits at the end of 2011, 2010 and 2009, respectively. Large-denomination time deposits may be a less stable source of deposits than other type of deposits and, at December 31, 2011, 21.5% of total customer deposits were time deposits in amounts greater than $100,000. The ongoing availability of deposits as a source of funding is sensitive to a variety of factors outside our control, such as general economic conditions and the confidence of retail depositors in the economy and the financial services industry, in general, and in our creditworthiness, in particular, and the availability and extent of deposit guarantees, as well as competition between banks for deposits. In the event deposit levels decrease, we may be forced to raise the rates we pay on deposits, with a view to attracting more customers, and/or to increase our reliance on capital markets financing, which may be more expensive or unavailable.

We also fund our operations through the capital markets by issuing long-term debt, by issuing promissory notes and commercial paper or by obtaining bank loans or lines of credit. The cost and availability of capital markets financing generally are dependent on our short-term and long-term credit ratings and the market’s perception of the risks inherent in European banks and Spain. Factors that are important to the determination of our credit ratings include the level and quality of our earnings, capital adequacy, liquidity, risk appetite and management, asset quality, business mix and actual and perceived levels of government support. Banco Santander S.A.’s rating, together with that of the other main Spanish banks, was downgraded by all three rating agencies in October 2011 and by Standard & Poor’s and Fitch in February 2012. Any further downgrade in our ratings would likely increase our borrowing costs and could limit our access to capital markets and adversely affect our commercial business. See “—Credit, market and liquidity risks may have an adverse effect on our credit ratings and our cost of funds. Any reduction in our credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative contracts and adversely affect our interest margins and results of operations.”

The effects of the widespread crisis in investor confidence and resulting liquidity crisis experienced in 2008 and early 2009, and to some extent in 2011, have resulted in increased costs of funding and limited access to some of our traditional sources of liquidity, such as domestic and international capital markets and the interbank market, which has adversely affected our results of operations and financial condition. Further or continued reductions in our access to financing or increases in our cost of funding may make it harder and more expensive to obtain funding for our businesses. If our available funding is limited or we are forced to fund our operations at a higher cost, we may experience further adverse effects on our results of operations and financial condition.

The possibility of the moderate economic recovery returning to recessionary conditions or of turmoil or volatility in the financial markets would likely have an adverse effect on our business, financial position and results of operations.

In 2011, the global economy began to recover from the severe recessionary conditions of mid-2009, and certain regions (such as Latin America, the US and the UK) experienced a moderate economic recovery. However, the sustainability of this partial recovery has been dependent on a number of factors that are not within our control, such as a return of job growth and investment in the private sector, strengthening of housing sales and construction and timing of the exit from government credit easing policies. In addition, the modest economic recovery that had been experienced in Continental Europe has been tempered by adverse financial conditions in Europe, triggered by high sovereign budget deficits, austerity measures and rising sovereign debt levels in Greece, Ireland, Italy and Portugal, and is projected to slow or, in some cases, reverse in 2012. We continue to face risks resulting from the aftermath of the severe recession and the uneven and fragile recovery. A slowing or failing of the economic recovery or a deterioration in the economy of Continental Europe, especially in Spain, could result in a return of some or all of the adverse effects of the earlier recessionary conditions.

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

Concerned about the stability of the financial markets generally, the strength of counterparties and about their own capital and liquidity positions, many lenders and institutional investors reduced or ceased providing funding to borrowers. The resulting economic pressure on consumers and businesses and the lack of confidence in the financial markets exacerbated the state of economic distress and hampered, and to some extent continues to hamper, efforts to bring about sustained economic recovery. While certain segments of the global economy are currently experiencing a moderate recovery, we expect these conditions to continue to have an ongoing negative impact on our business and results of operations. A slowing or failing of the economic recovery would likely aggravate the adverse effects of these difficult economic and market conditions on us and on others in the financial services industry.

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

Despite the extent of the aforementioned intervention, global investor confidence remains cautious. The economies of the United States, United Kingdom, Brazil and other Latin American countries grew during 2011, although, in most cases, still at a slow pace. Spain, however, continued to suffer from a recession. In addition, recent downgrades of the sovereign debt of Ireland, Greece, Portugal, Italy and Spain have caused volatility in the capital markets. Our exposure to the sovereign debt of Greece, Portugal, Italy and Spain as of December 31, 2011 was €0.1, €1.8, €0.7 and €39.3 billion, respectively, and we had no exposure to the sovereign debt of Ireland.

Risks and ongoing concerns about the debt crisis in Europe could have a detrimental impact on the global economic recovery, sovereign and non-sovereign debt in these countries and the financial condition of European financial institutions, including us, and international financial institutions with exposure to the region. Market and economic disruptions have affected, and may continue to affect, consumer confidence levels and spending, personal bankruptcy rates, levels of incurrence and default on consumer debt and residential mortgages, and housing prices, among other factors. There can be no assurance that the market disruptions in Europe, including the increased cost of funding for certain governments and financial institutions, will not continue, nor can there be any assurance that future assistance packages will be available or, even if provided, will be sufficient to stabilize the affected countries and markets in Europe or elsewhere. To the extent uncertainty regarding the European economic recovery continues to negatively impact consumer confidence and consumer credit factors, or should the EU enter a deep recession, our business and results of operations could be materially adversely affected.

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

Market turmoil and economic recession, especially in Spain, the United Kingdom, the United States and certain Latin American countries, could materially and adversely affect the liquidity, businesses and/or financial conditions of our borrowers, which could in turn increase our non-performing loan (“NPL”) ratios, impair our loan and other financial assets and result in decreased demand for borrowings in general. The uneven global recovery from the recent market turmoil and economic recession and the possibility of renewed economic contraction in Continental Europe, combined with continued high unemployment and low consumer spending, could cause the value of assets collateralizing our secured loans, including homes and other real estate, to decline significantly, which could result in the impairment of the value of our loan assets. Accordingly, in 2011 we experienced an increase in our non-performing ratios and a deterioration in asset quality as compared to 2010. In addition, our customers may further significantly decrease their risk tolerance to non-deposit investments such as stocks, bonds and mutual funds, which would adversely affect our fee and commission income. Any of the conditions described above could have a material adverse effect on our business, financial condition and results of operations.

We are exposed to risks faced by other financial institutions.

We routinely transact with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual funds, hedge funds and other institutional clients. Defaults by, and even rumors or questions about the solvency of, certain financial institutions and the financial services industry generally have led to market-wide liquidity problems and could lead to losses or defaults by other institutions. Many of the routine transactions we enter into expose us to significant credit risk in the event of default by one of our significant counterparties. In 2011, the financial health of a number of European governments was shaken by the European sovereign debt crisis, contributing to volatility of the capital and credit markets, and the risk of contagion throughout and beyond the Eurozone remains, as a significant number of financial institutions throughout Europe have substantial exposures to sovereign debt issued by nations which are under considerable financial pressure. These liquidity concerns have had, and may continue to have, an adverse effect on interbank financial transactions in general. Should any of those nations default on their debt, or experience a significant widening of credit spreads, major financial institutions and banking systems throughout Europe could be destabilized. A default by a significant financial counterparty, or liquidity problems in the financial services industry generally, could have a material adverse effect on our business, financial condition and results of operations.

Our exposure to Spanish and UK real estate markets makes us more vulnerable to adverse developments in these markets.

Mortgage loans are one of our principal assets, comprising 52% of our loan portfolio as of December 31, 2011. As a result, we are highly exposed to developments in real estate markets, especially in Spain and the United Kingdom. In addition, we have exposure to a number of large real estate developers in Spain. From 2002 to 2007, demand for housing and mortgage financing in Spain increased significantly driven by, among other things, economic growth, declining unemployment rates, demographic and social trends, the desirability of Spain as a vacation destination and historically low interest rates in the Eurozone. The United Kingdom experienced an increase in housing and mortgage demand driven by, among other things, economic growth, declining unemployment rates, demographic trends and the increasing prominence of London as an international financial center. During late 2007, the housing market began to adjust in Spain and the United Kingdom as a result of excess supply (particularly in Spain) and higher interest rates. Since 2008, as economic growth stalled in Spain and the United Kingdom, persistent housing oversupply, decreased housing demand, rising unemployment, subdued earnings growth, greater pressure on disposable income, a decline in the availability of mortgage finance and the continued effect of global market volatility have caused home prices to decline, while mortgage delinquencies increased. As a result, our NPL ratio increased from 0.94% at December 31, 2007, to 2.02% at December 31, 2008, to 3.24% at December 31, 2009 and to 3.55% at December 31, 2010. At December 31, 2011, our NPL ratio was 3.89%. These trends, especially higher unemployment rates coupled with declining real estate prices, could have a material adverse impact on our mortgage payment delinquency rates, which in turn could have a material adverse effect on our business, financial condition and results of operations.

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

We may generate lower revenues from brokerage and other commission—and fee—based businesses.

Market downturns have lead, and are likely to continue to lead, to a decline in the volume of transactions that we execute for our customers and, therefore, to a decline in our non-interest revenue. In addition, because the fees that we charge for managing our clients’ portfolios are in many cases based on the value or performance of those portfolios, a market downturn that reduces the value of our clients’ portfolios or increases the amount of withdrawals would reduce the revenues we receive from our asset management, private banking and custody businesses and adversely affect our results of operations.

Even in the absence of a market downturn, below-market performance by our mutual funds may result in increased withdrawals and reduced inflows, which would reduce the revenue we receive from our asset management business and adversely affect our results of operations.

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

The volatility of world equity markets due to the continued economic uncertainty and sovereign debt crisis has had a particularly strong impact on the financial sector. Continued volatility may affect the value of our investments in entities in this sector and, depending on their fair value and future recovery expectations, could become a permanent impairment which would be subject to write-offs against our results.

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

As of December 31, 2011, our interest rate risk measured in daily Value at Risk (“VaRD”) terms amounted to €328.5 million.

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

In the ordinary course of our business, we have a percentage of our assets and liabilities denominated in currencies other than the euro. Fluctuations in the value of the euro against other currencies may adversely affect our profitability. For example, the appreciation of the euro against some Latin American currencies and the US dollar will depress earnings from our Latin American and US operations, and the appreciation of the euro against the sterling will depress earnings from our UK operations. Additionally, while most of the governments of the countries in which we operate have not imposed material prohibitions on the repatriation of dividends, capital investment or other distributions, no assurance can be given that these governments will not institute restrictive exchange control policies in the future. Moreover, fluctuations among the currencies in which our shares and ADSs trade could reduce the value of your investment.

As of December 31, 2011, our largest exposures on temporary positions (with a potential impact on the income statement) were concentrated on, in descending order, the pound sterling, the Mexican peso, the Chilean peso the Polish zloty (PLN) and the US dollar. At December 31, 2011, our largest exposures on permanent positions (with a potential impact on equity) were concentrated on, in descending order, the Brazilian real, the pound sterling, the US dollar, the Mexican peso, and the Polish zloty.

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

Extensive legislation affecting the financial services industry has recently been adopted in Spain, the United States, the European Union and other jurisdictions, and regulations are in the process of being implemented. In Spain, the Bank of Spain issued Circular 9/2010 on December 22, 2010, which amends certain rules in order to establish more restrictive conditions regarding capital requirements for credit risk, credit risk mitigation techniques, securitization and treatment of counterparty and trading book risk. This Circular has not had and it is not expected that it will have a quantifiable material impact on our business. The Circular was issued following the passage of two EU Directives on risk management (Directive 2009/27/CE and Directive 2009/83/CE).

The European Union has created a European Systemic Risk Board to monitor financial stability and has implemented rules that will increase capital requirements for certain trading instruments or exposures and impose compensation limits on certain employees located in affected countries. In addition, the European Union Commission is considering a wide array of other initiatives, including new legislation that will affect derivatives trading, impose surcharges on “globally” systemically important firms and possibly impose new levies on bank balance sheets.

In the United States, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) that was adopted in 2010 will result in significant structural reforms affecting the financial services industry. This legislation provides for, among other things: the establishment of a Consumer Financial Protection Bureau which will have broad authority to regulate the credit, savings, payment and other consumer financial products and services that we offer; the creation of a structure to regulate systemically important financial companies; more comprehensive regulation of the over-the-counter derivatives market; prohibitions on our engaging in certain proprietary trading activities and restricting our ownership of, investment in or sponsorship of, hedge funds and private equity funds; restrictions on the interchange fees that we earn on debit card transactions; and a requirement that bank regulators phase out the treatment of trust preferred capital debt securities as Tier 1 capital for regulatory capital purposes.

Regulators in the UK have produced a range of proposals for future legislative and regulatory changes, which could force us to comply with certain operational restrictions or take steps to raise further capital, or could increase our expenses or otherwise adversely affect our results of operations and financial condition. These proposals include: (i) the introduction of recovery and resolution planning requirements (popularly known as ‘living wills’) for banks and other financial institutions as contingency planning for the failure of a financial institution that may affect the stability of the financial system; (ii) the implementation of the Financial Services Act 2010, which enhances the FSA’s disciplinary and enforcement powers; (iii) the introduction of more regular and detailed reporting obligations; and (iv) a requirement for large UK retail banks to hold a minimum Core Tier 1 to risk-weighted assets ratio of at least 10%, which is approximately 3% higher than the minimum capital levels required under Basel III.

In December 2010, the Basel Committee on Banking Supervision announced revisions to its Capital Accord, which will require higher capital ratio requirements for banks, narrow the definition of capital, and introduce short term liquidity and term funding standards, among other things. The Basel Committee is also proposing to consider the imposition of a bank surcharge on institutions that are determined to be “globally significant financial institutions,” a liquidity coverage ratio and a net stable funding ratio. Compliance with these requirements could increase our funding and operational costs.

During the last few months of 2011 the European Banking Authority (EBA) established new requirements to strengthen capital ratios. These requirements are part of a series of measures adopted by the European Council in the second half of 2011, which aim to restore stability and confidence in the European markets. These capital requirements are expected to be exceptional and temporary.

The selected banks are required to have a core capital Tier 1 ratio of at least 9% by June 30, 2012, in accordance with the EBA’s rules. Each bank was required to present by January 20, 2012 their capitalization plan to reach the requirement by June 30, 2012. In the beginning of December 2011, the EBA disclosed its capital requirements for the main European banks. According to the EBA, our additional capital needs amounted to €15,302 million.

During the last few months of 2011 we have carried out a series of measures which allowed us, at the beginning of 2012, to achieve a core capital ratio of 9% ahead of the EBA deadline of June 30, 2012.

On February 3, 2012 the Ministry of Economy and Competitiveness approved the Royal Decree-Law 2/2012 on the clean-up of the financial sector (see Item 4. Information on the Company—A. History and Development of the Company – Recent Events)

These and any additional legislative or regulatory actions in Spain, the European Union, the United States, the UK or other countries, and any required changes to our business operations resulting from such legislation and regulations, could result in significant loss of revenue, limit our ability to pursue business opportunities in which we might otherwise consider engaging, affect the value of assets that we hold, require us to increase our prices and therefore reduce demand for our products, impose additional costs on us or otherwise adversely affect our businesses. Accordingly, we cannot provide assurance that any such new legislation or regulations would not have an adverse effect on our business, results of operations or financial condition in the future.

We may also face increased compliance costs and limitations on our ability to pursue certain business opportunities and provide certain products and services. As some of the banking laws and regulations have been recently adopted, the manner in which those laws and related regulations are applied to the operations of financial institutions is still evolving. Moreover, to the extent these recently adopted regulations are implemented inconsistently in the various jurisdictions in which we operate, we may face higher compliance costs. No assurance can be given generally that laws or regulations will be adopted, enforced or interpreted in a manner that will not have material adverse effect on our business and results of operations.

Operational risks are inherent in our business.

Our businesses depend on the ability to process a large number of transactions efficiently and accurately, and on our ability to rely on our digital technologies, computer and email services, software and networks, as well as on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. Losses can result from inadequate personnel, inadequate or failed internal control processes and systems or from external events that interrupt normal business operations. We also face the risk that the design of our controls and procedures prove to be inadequate or are circumvented. Although we work with our clients, vendors, service providers, counterparties and other third parties to develop secure transmission capabilities and prevent against cyber attacks, we routinely exchange personal, confidential and proprietary information by electronic means, and we may be the target of attempted cyber attacks. We take protective measures and continuously monitor and develop our systems to protect our technology infrastructure and data from misappropriation or corruption, but our systems, software and networks nevertheless may be vulnerable to unauthorized access, misuse, computer viruses or other malicious code and other events that could have a security impact. An interception, misuse or mishandling of personal, confidential or proprietary information sent to or received from a client, vendor, service provider, counterparty or third party could result in legal liability, regulatory action and reputational harm. Although we have not experienced any material losses to date relating to cyber attacks or other such security breaches, we have suffered losses from operational risk in the past, and there can be no assurance that we will not suffer material losses from operational risk in the future. Further, as cyber attacks continue to evolve, we may incur significant costs in our attempt to modify or enhance our protective measures or investigate or remediate any vulnerabilities.

In addition, there have been a number of highly publicized cases around the world involving actual or alleged fraud or other misconduct by employees in the financial services industry in recent years and we run the risk that employee misconduct could occur. This misconduct has included and may include in the future the theft of proprietary information, including proprietary software. It is not always possible to deter or prevent employee misconduct and the precautions we take to prevent and detect this activity have not been and may not be effective in all cases.

We rely on recruiting, retaining and developing appropriate senior management and skilled personnel.

Our continued success depends in part on the continued service of key members of our management team. The ability to continue to attract, train, motivate and retain highly qualified professionals is a key element of our strategy. The successful implementation of our growth strategy depends on the availability of skilled management, both at our head office and at each of our business units. If we or one of our business units or other functions fails to staff our operations appropriately or loses one or more of our key senior executives and fails to replace them in a satisfactory and timely manner, our business, results of operations and financial condition, including control and operational risks, may be adversely affected.

In addition, the financial industry has and may continue to experience more stringent regulation of employee compensation, which could have an adverse effect on our ability to hire or retain the most qualified employees. If we fail or are unable to attract and appropriately train, motivate and retain qualified professionals, our business may also be adversely affected.

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

Actions by the financial services industry generally or by certain members of, or individuals in, the industry can also affect our reputation. For example, the role played by financial services firms in the financial crisis and the seeming shift toward increasing regulatory supervision and enforcement has caused public perception of us and others in the financial services industry to decline.

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

The lack of PCAOB inspections of our auditor in Spain may reduce the confidence in our reported financial information.

Our auditor, Deloitte, S.L., as auditor of companies, including the Bank, that are traded publicly in the United States and a firm registered with the US Public Company Accounting Oversight Board (United States) (“the “PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and applicable United States professional standards.

Because our auditor is located in Spain, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Spanish authorities, our auditor is not currently inspected by the PCAOB. Inspections of other firms that the PCAOB has conducted outside Spain have identified deficiencies in those firms’ audit procedures and quality control procedures. This lack of PCAOB inspections in Spain prevents the PCAOB from evaluating our auditor’s audit and quality control procedures and deprives investors in our securities and those of other Spanish companies of the potential benefits of such inspections.

We are exposed to risk of loss from legal and regulatory proceedings.

We face various issues that may give rise to risk of loss from legal and regulatory proceedings. These issues, including appropriately dealing with potential conflicts of interest, legal and regulatory requirements, ethical issues and conduct by companies in which we hold strategic investments or joint venture partners, could increase the number of litigation claims and the amount of damages asserted against the Group or subject the Group to regulatory enforcement actions, fines and penalties. In addition, amidst the changing regulatory landscape described above, many of our consumers, customers and counterparties have become more litigious. The current regulatory environment, which suggests a migration toward increasing supervisory focus on enforcement, including in connection with alleged violations of law and customer harm, combined with enhanced enforcement and uncertainty about the evolution of the regulatory regime, may lead to significant operational and compliance costs.

Currently, the Bank and its subsidiaries are the subject of a number of legal proceedings and regulatory actions. For information relating to the legal proceedings and regulatory actions involving our businesses, see “Item 8. Financial Information—A. Consolidated statements and other financial information—Legal proceedings.” Additionally, the Bank and its subsidiaries may be the subject of future legal proceedings and regulatory actions. An adverse result in one or more of the Bank’s current or future legal proceedings or regulatory actions could have a material adverse effect on our operating results for any particular period, could require changes to our business practices and may even require that we exit certain businesses.

Credit, market and liquidity risks may have an adverse effect on our credit ratings and our cost of funds. Any reduction in our credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative contracts and adversely affect our interest margins and results of operations.

Credit ratings affect the cost and other terms upon which we are able to obtain funding. Rating agencies regularly evaluate us and their ratings of our long-term debt are based on a number of factors, including our financial strength as well as conditions affecting the financial services industry generally.

Any downgrade in our ratings would likely increase our borrowing costs, and require us to post additional collateral or take other actions under some of our derivative contracts, and could limit our access to capital markets and adversely affect our commercial business. For example, a ratings downgrade could adversely affect our ability to sell or market certain of our products, such as subordinated securities, engage in certain longer-term and derivatives transactions and retain our customers, particularly customers who need a minimum rating threshold in order to invest. This, in turn, could reduce our liquidity and have an adverse effect on our operating results and financial condition. Under the terms of certain of our derivative contracts, we may be required to maintain a minimum credit rating or terminate such contracts.

Banco Santander, S.A.’s long-term debt is currently rated investment grade by the major rating agencies Aa3 by Moody’s Investors Service España, S.A., A+ by Standard & Poor’s Ratings Services and A by Fitch Ratings Ltd. all of which have a negative outlook due to the difficult economic environment in Spain. Banco Santander, S.A.’s rating together with that of the other main Spanish banks, was downgraded by all three rating agencies in October 2011 (and by Standard & Poor’s and Fitch additionally in February 2012), due to the tougher-than-previously-anticipated macroeconomic and financial environment in Spain with dimming growth prospects in the near term, depressed real estate market activity and heightened turbulence in the capital markets. Santander UK’s long-term debt is currently rated investment grade by the major rating agencies A1 with outlook under review by Moody’s Investors Service, A+ with negative outlook by Standard & Poor’s Ratings Services and A+ with stable outlook by Fitch Ratings. Standard & Poor’s Ratings Services downgraded Santander UK’s rating in February 2012 from AA- to A+ with negative outlook, following their downgrading of Banco Santander, S.A. because the rating for both entities is equalized under Standard & Poor’s rating criteria of ‘core subsidiaries’.

We conduct substantially all of our material derivative activities through Banco Santander, S.A. and Santander UK. Following the credit rating downgrades described above, Banco Santander, S.A. posted a total of approximately €250 million of additional collateral pursuant to derivative and other financial contracts while the impact on Santander UK was not significant. Under the terms of certain derivative and other financial contracts, in the event of a further downgrade of Banco Santander, S.A.’s or a downgrade of Santander UK’s long-term debt rating, counterparties to those agreements may require Banco Santander, S.A. or Santander UK, as appropriate, to provide additional collateral, terminate these contracts or provide other remedies.

If the rating agencies were to downgrade their long-term senior debt ratings for Banco Santander, S.A. by one or two incremental notches, we expect that the amount of additional collateral we would post would likely be in line with the collateral posted in response to Banco Santander, S.A.’s most recent downgrades. An additional downgrade of Santander UK’s long-term senior debt ratings would lower Santander UK’s credit ratings below the minimum allowed by certain of its derivative and other financial contracts and could require that such counterparty contracts be renegotiated. The impact of any such downgrade cannot be accurately predicted as the impact would largely depend on the response of Santander UK, the Group and the respective counterparties. For example, as a result of the renegotiations, Santander UK could be required to cancel derivative contracts, post additional collateral, sell its position to another party that holds the required minimum credit ratings and/or provide a guarantee from an entity that holds the required minimum credit ratings, among others. It is not possible to know in advance what actions Santander UK, the Group and the respective counterparties would undertake in the event of a further downgrade of Santander UK’s credit ratings. We expect that any such downgrade would have a material adverse effect on the Group’s financial condition and results of operations, significantly larger than the impact of the downgrades of Banco Santander, S.A.’s credit ratings in October 2011 and February 2012 and of Santander UK in February 2012. In addition, if due to future downgrades, Banco Santander, S.A. or Santander UK were required to cancel their derivative contracts with certain counterparties and were unable to replace such contracts, the Group’s market risk profile could be altered.

The derivative and financial contracts that would be at risk of renegotiation as a result of a one-notch downgrade of Santander UK’s long-term credit rating primarily are basis swaps with a consolidated special purpose entity used in Santander UK’s covered bond programme. The aggregate notional amount of these swaps as at December 31, 2011 was approximately £40 billion. The derivative and financial contracts that would be at risk of renegotiation as a result of a two -notch downgrade of Santander UK’s long-term credit rating primarily are basis swaps and currency swaps with consolidated special purposes entities used in Santander UK’s Residential Mortgage Backed Securities (RMBS) and covered bond programs. The aggregate notional amount of these swaps as at December 31, 2011 was approximately £83 billion (in addition to the £40 billion notional amount of swaps that would be at risk of renegotiation as a result of a one-notch downgrade). Santander UK would also be required to take action in relation to the bank account arrangements with the consolidated special purposes entities under these programs. Such accounts are currently held by Santander UK. The action required could involve obtaining guarantees, transferring the accounts to another bank or re-negotiating the account bank agreement.

While certain potential impacts are contractual and quantifiable, the full consequences of a credit ratings downgrade to a financial institution are inherently uncertain, as they depend upon numerous dynamic, complex and inter-related factors and assumptions, including market conditions at the time of any downgrade, whether any downgrade of a firm’s long-term credit ratings precipitates downgrades to its short-term credit ratings, and assumptions about the potential behaviors of various customers, investors and counterparties. For a further discussion of our liquidity matters, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and capital resources.”

In light of the difficulties in the financial services industry and the financial markets, there can be no assurance that the rating agencies will maintain their current ratings or outlooks, or with regard to those rating agencies that have a negative outlook on the Group, there can be no assurances that such agencies will revise such outlooks upward. The Group’s failure to maintain favorable ratings and outlooks would likely increase our cost of funding and adversely affect the Group’s interest margins and results of operations.

Our Latin American subsidiaries’ growth, asset quality and profitability may be adversely affected by volatile macroeconomic and political conditions.

The economies of the eight Latin American countries where we operate have experienced significant volatility in recent decades, characterized, in some cases, by slow or regressive growth, declining investment and hyperinflation. This volatility has resulted in fluctuations in the levels of deposits and in the relative economic strength of various segments of the economies to which we lend. Latin American banking activities (including Retail Banking, Global Wholesale Banking, Asset Management and Private Banking) accounted for €4,664 million of our profit attributable to the Parent bank for the year ended December 31, 2011 (a decrease of 1% from €4,728 million for the year ended December 31, 2010). Negative and fluctuating economic conditions, such as a changing interest rate environment, impact our profitability by causing lending margins to decrease and leading to decreased demand for higher margin products and services. Negative and fluctuating economic conditions in some Latin American countries could also result in government defaults on public debt. This could affect us in two ways: directly, through portfolio losses, and indirectly, through instabilities that a default in public debt could cause to the banking system as a whole, particularly since commercial banks’ exposure to government debt is high in several of the Latin American countries in which we operate.

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

Our principal acquisitions and dispositions in 2011, 2010 and 2009 are as follows:

Acquisition of the Polish institution Bank Zachodni WBK

On September 10, 2010, we announced that we had reached an agreement with Allied Irish Banks (“AIB”) to acquire 70.36% of the Polish institution Bank Zachodni WBK (“BZ WBK”) for an amount of approximately €2.938 billion in cash. On February 7, 2011, we announced that we had launched a tender offer in Poland (the “Tender Offer”) for 100% of the share capital of BZ WBK in accordance with applicable Polish law and regulation. The Tender Offer forms part of the agreement of Banco Santander with AIB for the acquisition of AIB’s stake in BZ WBK announced in September 10, 2010.

Under the Tender Offer, Banco Santander offered PLN 226.89 in cash per share (approximately €58.74) resulting in a total maximum consideration of PLN 16,580,216,589.57 (approximately €4,293.4 million) for the total share capital of BZ WBK.

The Tender Offer was made in Poland subject to Polish law and subject to the terms and conditions included in the Tender Offer document (dokument wezwania) submitted to the Polish securities regulator—Polish Financial Supervision Commission (Komisja Nadzoru Finansowego) and the Warsaw Stock Exchange (Giełda Papierów Wartościowych w Warszawie S.A.). The consummation of the Tender Offer was subject to the satisfaction of the conditions indicated in the Tender Offer document, including the acceptance of the tender offer by holders of more than 70% of the outstanding shares of BZ WBK and the approval by the Polish regulatory authorities of the acquisition by Grupo Santander of BZ WBK.

The acceptance period of the tender offer commenced on February 24, 2011 and ended on March 25, 2011.

69,912,653 BZ WBK shares were tendered, representing 95.67% of BZ WBK’s capital. Since the Tender Offer was made at a cash price of PLN 226.89 per share (approximately €57.05), the purchase of the shares tendered in the offer resulted in a payment of PLN 15,862.48 million (approximately €3,987 million).

Since the 70% acceptance threshold (which was a condition of the Tender Offer) was exceeded and all the remaining conditions, including the obtaining of the appropriate regulatory authorizations, were met, the tender offer was settled and the transfer of the shares was made on April 1, 2011.

Additionally, on April 1, 2011, we acquired AIB’s 50% stake in BZ WBK Asset Management for €174 million in cash. Subsequently, based on the terms and conditions of the takeover bid, certain non-controlling shareholders of BZ WBK opted to sell their shares. As a result, the Group acquired 421,859 additional shares for €24 million.

Finally, in May and June 2011, we acquired and aggregate of 113,336 additional BZ WBK shares. As of December 31, 2011, the Group held a total of 70,334,512 shares of Bank Zachodni WBK S.A. (96.25%).

Sales of 1.9% and 7.8% of Banco Santander Chile

On February 17, 2011, we announced that we had sold shares representing 1.9% of the share capital of Banco Santander Chile, for a total consideration of US$291 million. This transaction generated a capital gain for Banco Santander of approximately €110 million, entirely accounted for as reserves. Following the transaction, we hold a 75% stake in the share capital of Banco Santander Chile.

On November 22, 2011, we announced the launch of a public secondary offering of approximately 14,741.6 million shares of common stock of Banco Santander Chile, representing 7.8% of the company’s share capital.

On December 7, 2011, we announced that we had successfully completed the offering. As a result, 7.82% of the capital of such bank was sold at a price of 33 Chilean pesos per share and US$66.88 per ADR. The placement amounted to US$950 million, with a positive impact on the core capital of the Group of 11 basis points.

Following the transaction, we hold 67% of the share capital of Banco Santander Chile. We have agreed not to reduce our stake in Banco Santander Chile for one year.

Agreement with Zurich Financial Services Group

On February 22, 2011, the Group signed a Memorandum of Understanding with insurer Zurich Financial Services Group (“Zurich”) to form a strategic alliance to strengthen insurance distribution in five key Latin American markets: Brazil, Chile, Mexico, Argentina and Uruguay.

Once the required authorizations from the various regulators were obtained, in the fourth quarter of 2011 Zurich acquired, for €1,044 million 51% of the share capital of ZS Insurance América, S.L. (holding company for the Group’s insurance businesses in Latin America), thereby gaining control over this company, and it has taken over management of the companies concerned. The agreement also provides for deferred payments based on the achievement of the business plan targets over the coming 25 years.

Following this transaction Santander retained 49% of the share capital of the holding company and entered into a distribution agreement for the sale of insurance products in each of the relevant countries for 25 years.

As a result of the aforementioned transaction, the Group recognized a gain of €641 million (net of the related tax effect) under Gains (losses) on disposal of assets not classified as non-current assets held for sale in the consolidated income statement for 2011, of which €233 million related to the measurement at fair value of the 49% ownership interest retained in this company.

Santander Banif Inmobiliario

On December 3, 2010, exclusively for commercial reasons, we decided to contribute resources to the Santander Banif Inmobiliario, FII property investment fund (the “Fund”) through the subscription of new units and the granting of a two-year liquidity guarantee in order to meet any outstanding redemption claims by the unit holders of the Fund and to avoid winding up the Fund. We offered the unit holders of the Fund the opportunity to submit new requests for the total or partial redemption of their units or for the total or partial revocation of any redemption requests that they had previously submitted. Any such requests were required to be submitted before February 16, 2011.

Redemptions from the Fund, managed by Santander Real Estate, S.G.I.I.C. S.A., had been suspended for a period of two years in February 2009, in accordance with the request filed with the Spanish National Securities Market Commission (CNMV), due to the lack of sufficient liquidity to meet the redemptions requested at that date.

On March 1, 2011, we paid the full amount of the redemptions requested by the Fund’s unit holders, which amounted to €2,326 million (93.01% of the Fund’s net assets), through the subscription of the related units by us at their redemption value at February 28, 2011.

Following the aforementioned acquisition, we own 95.54% of the Fund. The suspension of redemptions was lifted from said date and the Fund is operating normally.

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

On March 17, 2011, the creditor entities that had been party to the agreement for the restructuring of Metrovacesa’s debt in 2009, including Banco Santander, S.A. and Banco Español de Crédito, S.A., entered into a capitalization and voting agreement relating to Metrovacesa (which is subject to certain conditions precedent, including the implementation by Metrovacesa of a capital increase through monetary contributions and the conversion of debt into equity) whereby the creditor entities, taken as a whole, will convert approximately €1,360 million of Metrovacesa’s financial debt into equity, the Group’s share of which would be €492 million.

On June 28, 2011, the shareholders at the annual general meeting of Metrovacesa resolved to approve the aforementioned capital increase for a par value of €1,949 million, subject to certain conditions precedent such as the CNMV releasing the Group from the obligation to launch a takeover bid for all of the share capital, since the transaction might raise the Group’s holding in the share capital of Metrovacesa above 30%. This release was granted on July 6, 2011.

On August 1, 2011, we announced that, following the execution of the capital increase of Metrovacesa, S.A. as approved by the shareholders at the annual general meeting held on June 28, 2011, Banco Santander, S.A. and the individuals and legal entities whose voting rights are attributed to the Bank pursuant to the assumptions provided in article 5 of Royal Decree 1066/2007, of July 27, governing the legal framework for public take-over bids of securities, have become the holders of a total of 344,530,740 shares in Metrovacesa, S.A., representing 34.88% of the company’s share capital (excluding the treasury shares held by it which, according to the information provided by Metrovacesa, S.A., amounted to 401,769 as at July 29, 2011).

New partners for Santander Consumer USA

On October 21, 2011 we announced that Santander Holdings USA, Inc. (“SHUSA”) and Santander Consumer USA Inc. (“SCUSA”), a majority-owned subsidiary of SHUSA, entered into an investment agreement with Sponsor Auto Finance Holdings Series LP, a Delaware limited partnership (“Auto Finance Holdings”). Auto Finance Holdings is jointly owned by investment funds affiliated with each of Warburg Pincus LLC, Kohlberg Kravis Roberts & Co. L.P. and Centerbridge Partners L.P. (collectively, the “New Investors”), as well as DFS Sponsor Investments LLC, a Delaware limited liability company affiliated with Thomas G. Dundon, the Chief Executive Officer of SCUSA and a Director of SHUSA, and Jason Kulas, Chief Financial Officer of SCUSA. As previously reported on October 20, 2011, SCUSA also entered into an investment agreement with DDFS LLC (“DDFS”), a Delaware limited liability company affiliated with Thomas G. Dundon.

On December 31, 2011, Auto Finance Holdings Series and DDFS completed their investments in SCUSA. SCUSA increased its share capital on that date through the issuance of shares to Auto Finance Holdings for an aggregate consideration of $1.0 billion and to DDFS for an aggregate consideration of $158.2 million.

The transaction valued SCUSA at $4 billion. Upon its completion, Banco Santander, S.A. realized a capital gain of €872 million under Gains (losses) on disposal of assets not classified as non-current assets held for sale, of which €649 million related to the measurement at fair value of the 65% ownership interest retained in SCUSA. The fair value of SCUSA was determined using comparable market data, recent transactions and discounted cash flow analyses, taking into account contingent payments.

As a result of these transactions, SHUSA, the New Investors (indirectly through Auto Finance Holdings) and Mr. Dundon (indirectly through DDFS and DFS Sponsor Investments LLC) own approximately 65%, 24% and 11% of the common stock of SCUSA, respectively.

Also on December 31, 2011, SHUSA, SCUSA, Auto Financing Holdings, DDFS, Thomas G. Dundon and Banco Santander, S.A. entered into a shareholders agreement (the “Shareholders Agreement”). The Shareholders Agreement provides each of SHUSA, DDFS and Auto Finance Holdings with certain board representation, governance, registration and other rights with respect to their ownership interests in SCUSA. Subject to the terms and conditions of the Shareholders Agreement, SHUSA, Auto Finance Holdings and DDFS jointly manage SCUSA and share control over it.

Pursuant to the Shareholders Agreement, depending on SCUSA’s performance during 2014 and 2015, if SCUSA exceeds certain performance targets, SCUSA may be required to pay up to $595.0 million in favor of SHUSA. If SCUSA does not meet such performance targets during 2014 and 2015, SCUSA may be required to make a payment to Auto Finance Holdings of up to the same amount.

The Shareholders Agreement also provides that each of Auto Finance Holdings and DDFS will have the right to sell, and SHUSA will be required to purchase, their respective shares of SCUSA common stock, at its then fair market value, and Auto Finance Holdings and DDFS, if applicable, will receive the payment referred to above at that time (i) at the fourth, fifth and seventh anniversaries of the closing of the investments, unless an initial public offering of SCUSA common stock has been previously consummated or (ii) in the event there is a deadlock with respect to certain specified matters which require the approval of the board of directors or shareholders of SCUSA.

Offer to exchange subordinated debt instruments for non-subordinated debt instruments

On November 15, 2011, we announced an offer (“the Offer”) to holders of the existing securities identified in the table below (“the Existing Securities”), to exchange Existing Securities for new securities to be issued (“the New Securities”).

The Existing Securities constituted eight series of subordinated debt instruments issued by Santander Issuances, S.A.U., which are listed on the Luxembourg Stock Exchange.

The New Securities are senior debt instruments denominated in pounds sterling and euros with a maturity date of December 1, 2015. The New Securities trade on the Luxembourg Stock Exchange.

We used funds pursuant to the Offer from our ordinary available liquidity to comply with our payment obligations pursuant to the Offer.

The Offer allows managing more effectively the Group’s outstanding liabilities, taking into consideration prevailing market conditions.

On November 24, 2011, we announced (i) the aggregate nominal amount of the Existing Securities accepted for the exchange; and (ii) the final nominal amount and interest rate of the New Securities. Such amounts as set forth in the table below.

Series No.	ISIN	Aggregate Amount of Existing Securities accepted for Exchange	Aggregate Nominal Amount of New Securities to be issued	Aggregate Outstanding Amount of Existing Securities after the exchange
1	XS0291652203	€274,000,000	€243,300,000	€1,226,000,000
2	XS0261717416	€202,200,000	€180,000,000	€347,800,000
3	XS0327533617	€394,250,000	€347,500,000	€1,105,750,000
4	XS0284633327	£146,053,000	£124,800,000	£153,947,000
5	XS0255291626	€165,471,000	€141,300,000	€334,529,000
6	XS0301810262	€85,150,000	€72,600,000	€414,850,000
7	XS0440402393	€135,500,000	€131,500,000	€313,750,000
8	XS0440403797	£70,950,000	£65,000,000	£772,400,000

The final nominal amount and interest rate of the New Securities are set forth below:

•	€1,116,200,000 3.381% senior notes due December 1, 2015.

•	GBP 189,800,000 3.160% senior notes due December 1, 2015.

The Offer generated gross capital gains of approximately €144 million, included in the 2011 accounts.

Offer to repurchase preferred securities and subscribe Banco Santander shares

On December 2, 2011, we announced an offer (the “Repurchase Offer”) to repurchase Series X Preferred Securities issued by Santander Finance Capital, S.A.U. in June 2009 and guaranteed by the Bank (the “Series X Preferred Securities”) and a simultaneous public offer to subscribe for newly-issued shares of Banco Santander (the “New Shares”), on the terms set out below. We refer to the Repurchase Offer and the issuance of New Shares as the “Capital Increase.”

In order to participate in the Repurchase Offer, holders of Series X Preferred Securities were required to irrevocably subscribe the number of New Shares which corresponded to the repurchase price of their Series X Preferred Securities. The New Shares were offered solely to the abovementioned holders of Series X Preferred Securities who accepted the Repurchase Offer.

The issue price of the New Shares (nominal plus premium) equaled the arithmetic mean of the average weighted prices of Banco Santander shares on the Spanish stock exchanges during the Acceptance Period. Consequently, the number of New Shares to be subscribed by each holder of Series X Preferred Securities who accepted the Repurchase Offer was the result of dividing the nominal value of the preferred securities (€25.00) by the issue price of the New Shares.

On December 28, 2011, we announced that during the acceptance period, the holders of 77,743,969 preferred securities, representing 98.88% of the preference shares outstanding, had accepted the repurchase offer.

The holders of these preferred securities subscribed 341,802,171 shares under the Capital Increase. Consequently, the total amount (nominal plus premium) subscribed was €1,943,599,225, and the nominal value of the Capital Increase was €170,901,085.50. The New Shares represented 3.84% of the share capital of Banco Santander following the Capital Increase.

On December 30, 2011, Banco Santander acquired the Series X Preferred Securities and the new shares subscribed by the holders of those preferred securities were paid up.

The new shareholders were, as of December 30, 2011, entitled to all of the rights pertaining to the shares of Banco Santander and, in particular, have the right to participate in the Santander Dividendo Elección program.

The Capital Increase resulted in a raise in core capital of 34 basis points.

Sale of the Colombian unit to the Chilean group Corpbanca

On December 6, 2011, we reported that we had reached an agreement with the Chilean group Corpbanca for the sale of Banco Santander Colombia and its other subsidiaries in that country.

The transaction values our Colombian operations (which in 2010 contributed US$54 million to the Group’s profits and is not a core market for the Group) at US$1,225 million and will generate for Santander a capital gain of approximately €615 million, which will be allocated to reinforce our balance sheet.

Banco Santander Colombia shares are listed on the Colombian Stock Exchange and has a free float of approximately 2.15% of its share capital.

The transaction is subject to obtaining the relevant regulatory approvals and is expected to be completed within the second quarter of 2012.

New capital requirements

On December 8, 2011, the European Banking Authority (“EBA”) published aggregate figures relating to capital requirements of a temporary and extraordinary nature applicable to financial institutions, calculated on the basis of data as of September 30, 2011.

According to the updated calculations, the additional capital required for Grupo Santander amounts to €15,302 million versus the €14,971 million published by the EBA on October 26, 2011, which was based on estimated figures for September 30, 2011.

In accordance with the new requirements of the EBA, our objective is to attain a 10% core capital ratio, which we expect to achieve through the organic creation of capital, optimization of risk-weighted assets, expansion of the use of internal capital calculation models and other measures, including the possible sale of assets.

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

Acquisition of AIG Bank Polska Spolka Akcyina

On June 8, 2010, Santander Consumer Bank S.A. (Poland) increased capital through the issuance of 1,560,000 new shares, fully subscribed by AIG Consumer Finance Group Inc. who made a contribution of 11,177,088 shares of AIG Bank Polska S.A. representing a 99.92% of its share capital. The amount of the capital increase amounted to 452 million Polish zlotys (€109 million approximately as of the date of the transaction).

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

Agreement to purchase Royal Bank of Scotland branch offices

In August 2010 Santander UK plc announced that it had entered into an agreement to acquire the portion of the banking business carried on by Royal Bank of Scotland (RBS) through its branches in England and Wales and the NatWest network in Scotland, as well as certain SME and corporate banking centers. The acquisition is currently in progress and is expected to be completed in the fourth quarter of 2012, once the necessary approvals have been obtained and certain other conditions have been met.

Acquisition of CitiFinancial Auto’s auto loan portfolio

On June 24, 2010, we announced that we had reached an agreement with Citigroup Inc. (“Citi”) to purchase US$3.2 billion of CitiFinancial Auto’s auto loan portfolio. In addition, Santander and Citi entered into an agreement under which Santander will service a portfolio of US$7.2 billion of auto loans that will be retained by Citi.

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

Under the terms of the definitive transaction agreement, which was unanimously approved by the non-Santander directors of Sovereign and by the executive committee of Santander, Sovereign shareholders received 0.2924 Banco Santander American Depository Shares (“ADSs”) for every 1 ordinary Sovereign share they owned (or 1 Banco Santander ADS for every 3.42 Sovereign shares).

On January 26, 2009, Banco Santander held an extraordinary general meeting at which its shareholders approved the capital increase for the acquisition of 75.65% of Sovereign Bancorp Inc.

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

At the time of the acquisition this transaction gave rise to goodwill of US$2,053 million (€1,601 million at the exchange rate on the date of the acquisition, €1,425 million at the exchange rate on December 31, 2009).

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

On July 30, 2009, we announced that we had transferred to IPIC our 32.5% stake in CEPSA at the agreed price of €33 per share. The acquirer applied to the CNMV for exemption from the obligation to launch a tender offer, in accordance with the provisions of article 4.2 of Royal Decree 1066/2007, owing to the existence of a shareholder with a higher stake in the share capital, the denial of which would be cause for termination of the contract. On September 15, 2009, the CNMV granted this exemption.

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

Offers to exchange perpetual issues for other financial instruments

On July 9, 2009, Banco Santander, S.A. and its subsidiary Santander Financial Exchanges Limited launched various offers to exchange 30 issues of securities eligible to be included in capital for a total nominal amount of approximately €9.1 billion for securities to be issued by Santander and its subsidiaries. The exchange envisaged the delivery of new securities that meet the current market standards and regulatory requirements to be classified as equity at the consolidated Group level.

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

The initial public offering price was BRL 23.50 per unit and $13.4033 per ADS.

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

Santander Brasil is the third largest private-sector bank in Brazil, the largest bank controlled by an international financial group and the fourth largest bank overall in Brazil in absolute terms, with a market share of 10.5% in terms of loans. Santander Brasil carries on its business activity across the country, although its presence is concentrated in the Southern and South Eastern regions, where it has one of the largest branch networks, according to the Central Bank of Brazil.

In August 2008, Santander Brasil acquired Banco Real, which was then the fourth largest private-sector Brazilian bank in terms of volume of assets. At the time of the purchase, Santander Brasil was the fifth largest private-sector bank in Brazil in terms of volume of assets. The businesses of Banco Real and Santander Brasil were highly complementary before the acquisition. Santander Brasil considered that the acquisition provided considerable opportunities in terms of operational, commercial and technological synergies, building on the best practices of each bank. Banco Real’s strong representation in the states of Rio de Janeiro and Minas Gerais has further enhanced Santander Brasil’s position in the Southern and South Eastern regions of the country, adding to this entity’s already significant presence in those regions, particularly in the State of São Paulo. The acquisition of Banco Real consolidated Santander Brasil’s position as a full-service bank with nationwide coverage, whose size enables it to compete efficiently in its target markets.

In the third quarter of 2010, we sold 2.616% of the share capital of Santander Brasil. The sale price amounted to €867 million, which gave rise to increases of €162 million in Reserves and €790 million in Non-controlling interest, and a decrease of €85 million in Valuation adjustments—Exchange differences.

Sale of 10% of the share capital of Attijariwafa Bank

On December 28, 2009, we announced that we had sold to the Moroccan Société Nationale d’Investissement (SNI) 10% of the share capital of Attijariwafa Bank, at a price of Dirhams 4,149.4 million (approximately €367 million at the exchange rate on such date). The transaction generated for Grupo Santander a capital gain of approximately €218 million, which was recognized under Gains/(losses) on non-current assets held for sale in the consolidated income statement. Following the sale, Grupo Santander holds 4.55% of Attijariwafa Bank.

General Electric Money and Interbanca

The first quarter of 2009 saw the completion of the agreement reached by Banco Santander and General Electric (“GE”) in March 2008 whereby Banco Santander would acquire the units of GE Money in Germany (already acquired in the fourth quarter of 2008), Finland and Austria and its card (Santander Cards UK Limited) and vehicle financing units in the UK, and GE Commercial Finance would acquire Interbanca, an entity specializing in wholesale banking which was assigned to Banco Santander in the distribution of ABN AMRO’s assets. The initial goodwill arising from the acquisition of the GE business amounted to €558 million at December 2009.

Capital Increases

As of December 31, 2009, our capital consisted of 8,228,826,135 fully subscribed and paid shares of €0.50 par value each. In 2009, our capital increased by 234,766,732 shares, or 2.94% of our total capital as of December 31, 2008, as a result of the following transactions:

•

Sovereign acquisition: The acquisition of Sovereign involved the issuance, on January 30, 2009, of 0.3206 ordinary shares of Banco Santander for each ordinary share of Sovereign. To this end, 161,546,320 ordinary shares were issued by Santander for a cash amount (par value plus share premium) of €1.3 billion.

•

Valores Santander: Conversion of 754 Valores Santander was requested in the ordinary conversion period that ended on October 5, 2009. Pursuant to the terms of such securities, we issued 257,647 new shares in exchange for those Valores Santander which commenced trading in the Spanish Stock Exchanges on October 15, 2009.

•

Scrip Dividend: On November 2, 2009 we issued 72,962,765 ordinary shares par value €0.5 in the free-of-charge capital increase, corresponding to 0.89% of our share capital. The amount of the capital increase was €36,481,382.50.

As of December 31, 2010, our capital had increased by 100,295,963 shares, or 1.22% of our total capital as of December 31, 2009, to 8,329,122,098 shares as a result of the following transactions:

•	Valores Santander: On October 7, 2010, the Bank issued 11,582,632 new shares in exchange for 33,544 Valores Santander.

•

Scrip Dividend: On November 2, 2010 we issued 88,713,331 ordinary shares par value €0.5 in the free-of-charge capital increase, corresponding to 1.08% of our share capital. The amount of the capital increase was €44,356,665.50.

As of December 31, 2011, our capital had increased by 579,921,105 shares, or 6.96% of our total capital as of December 31, 2010, to 8,909,043,203 shares as a result of the following transactions:

•	Valores Santander: On October 6, 2011, 1,223,457 new shares were issued in exchange for 3,458 Valores Santander.

•

Scrip Dividend: On February 1, 2011, we issued 111,152,906 ordinary shares par value €0.5 in the free-of-charge capital increase, corresponding to 1.33% of our share capital. The amount of the capital increase was €55,576,453. Additionally, on November 2, 2011, the Bank issued 125,742,571 ordinary shares par value €0.5 in the free-of-charge capital increase, corresponding to 1.49% of our share capital. The amount of the capital increase was €62,871,285.50.

•

Repurchase of Series X Preferred Securities and subscription of Banco Santander shares: On December 28, 2011, we announced that the holders of 77,743,969 preference shares had accepted the Repurchase Offer. On December 30, 2011, the holders of these preference shares subscribed 341,802,171 shares. Consequently, the total amount (nominal plus premium) subscribed was €1,944 million and the nominal value was €170.9 million. The New Shares represent 3.84% of our share capital after the Capital Increase.

Recent Events

Scrip dividend

On January 31, 2012, further to the reports on Form 6-K dated December 12, 2011 and January 12, 2012, we announced that the trading period for the free allotment rights corresponding to the free-of-charge capital increase by means of which the Santander Dividendo Elección program was carried out ended on January 30, 2012.

During the period set for that purpose, the holders of 13.35% of the free allotment rights accepted the irrevocable undertaking to waive their free allotment rights issued by Banco Santander. Consequently, Banco Santander has acquired 1,189,774,111 rights for a total gross consideration of €141,583,119.21. Banco Santander has waived the free allotment rights so acquired.

The holders of the remaining 86.65% of the free allotment rights have chosen to receive new shares. Thus, the definitive number of ordinary shares of €0.5 of face value issued in the free-of-charge capital increase is 167,810,197, corresponding to 1.88% of the share capital, and the amount of the capital increase is €83,905,098.50. The value of the remuneration corresponding to the shareholders who have requested new shares amounts to €918,593,018.38.

The authorization for the admission to listing of the new shares in the Spanish Stock Exchanges and in the other stock exchanges where Banco Santander is listed was granted in February 2012.

Resignation of Francisco Luzón

On January 23, 2012, we announced that our board of directors resolved at the meeting held that day to leave record of the resignation presented by Francisco Luzón from his positions as director and member of the executive committee of the Bank, with effect from January 23, 2012. Francisco Luzón has taken voluntary pre-retirement, also ceasing to hold office as an executive vice president of the Bank and head of its America division.

Transfer of interest in Banco Santander (Brasil), S.A.

In January and March 2012 the Group transferred shares representing 4.41% and 0.77%, respectively, of the capital stock of Banco Santander (Brasil), S.A. to two leading international financial institutions. These institutions have undertaken to deliver these shares to the holders of bonds issued by Banco Santander in October 2010 which are exchangeable for Banco Santander (Brasil), S.A. shares upon maturity, in accordance with their terms.

Royal Decree-Law 2/2012

On February 3, 2012 the Spanish Ministry of Economy and Competitiveness approved the Royal Decree-Law 2/2012 on the clean-up of the financial sector.

This Royal Decree-Law forms part of the Government’s structural reforms and contains, among others, a series of measures aimed at cleaning up Spanish credit institutions’ balance sheets, which were adversely affected by the impairment of their assets linked to the real estate industry. With this legislation, the Government intends to design an integrated reform strategy that will impact the valuation of these assets and entail the clean-up of Spanish credit institutions’ balance sheets so that financial institutions can once again fulfill their essential function of channeling savings into efficient investment projects that encourage economic activity, growth and employment.

The balance sheet clean-up measures take the form of two main ideas:

i) A revision of the minimum percentages of the provisions that institutions must recognize in their balance sheets in relation to lending to the real estate industry and to foreclosed assets and assets received in payment of loans to the real estate industry; and

ii) An increase in the minimum capital required for Spanish credit institutions, calculated on the basis of real estate industry related assets recorded on their balance sheet.

The Royal Decree-Law stipulates that credit institutions must comply with its provisions by December 31, 2012. The provision required is a one-off provision aimed at eliminating the uncertainty regarding the value of these assets –particularly land– on Spanish credit institutions’ balance sheets. It should be noted that these minimum percentages are established on a general basis and the legislation does not include sufficient details for the specific features of the assets held by different institutions, or of those held by a single institution to be reflected.

Taking into account the above, and that at 2011 year-end the Group had reviewed the recoverable values of its real estate assets pursuant to IFRSs, we do not believe that this is an adjusting event as defined by IAS 10.

With respect to the recognition of the impact of Royal Decree-Law 2/2012 on the Group’s IFRS-IASB consolidated financial statements for 2012, the Group will continue to apply its current procedure with regard to Spanish regulatory requirements related to the loan provision and to the valuation of foreclosed assets,, i.e. it will compare the amount of the provisions for loans and foreclosed assets to be recognized at each date calculated pursuant to IFRSs (obtained from internal models for credit loss provisions and from external valuations and other evidence for foreclosed assets and assets received in payment of loans) with the amount of the provisions required by the Spanish regulatory requirement including Royal Decree-Law 2/2012, in order to ascertain whether the difference between the two amounts is not material in relation to the Group’s consolidated financial statements as a whole and, accordingly, does not require any adjustment to be made for the preparation of the consolidated financial statements under IFRS-IASB.

As of the date hereof, it was not possible to estimate the provisions that will have to be recognized in the consolidated IFRS books at December 31, 2012, since the provisions will depend, among others, on the rate of sales of the real estate portfolio, the general performance of the economy in the year and, in particular, on the value of real estate assets. However, if the Government’s negative forecasts are borne out, it is possible that the provision required under IFRSs will converge with the provision required for regulatory purposes calculated pursuant to Royal Decree-Law 2/2012.

Santander and KBC agree to merge Bank Zachodni WBK and Kredyt Bank in Poland

On February 28, 2012, we announced that Banco Santander, S.A. and KBC Bank NV had entered into an investment agreement to combine their Polish banking subsidiaries, Bank Zachodni WBK S.A. (‘Bank Zachodni WBK’) and Kredyt Bank S.A. (‘Kredyt Bank’).

The transaction will entail a share capital increase in Bank Zachodni WBK, where the newly issued shares in Bank Zachodni WBK will be offered and rendered to KBC and the other shareholders of Kredyt Bank in exchange for their shares in Kredyt Bank. Under the agreements, and subject to independent evaluation and final agreement by Bank Zachodni WBK and Kredyt Bank, as well as to obtaining regulatory approval from the Polish Financial Supervision Authority (Komisja Nadzoru Finansowego) and relevant competition clearance, Bank Zachodni WBK will merge with Kredyt Bank at the ratio of 6.96 Bank Zachodni WBK shares for every 100 Kredyt Bank shares. At current market prices, the transaction values Kredyt Bank at PLN 15.75 a share and BZ WBK at PLN 226.4 a share. The combined bank’s total pro forma value will be PLN 20.8 billion (€5 billion). Both Bank Zachodni WBK and Kredyt Bank are listed on the Warsaw Stock Exchange. The merged bank will continue to be listed on the Warsaw Stock Exchange.

Following the proposed merger, we will hold approximately 76.5% of the merged bank and KBC around 16.4%. The rest will be held by other minority shareholders. We have committed ourselves to help KBC to lower its stake in the merged bank from 16.4% to below 10% immediately after the merger. For this purpose, we will seek to place a stake with investors. In this regard, we have also committed ourselves to acquire up to 5% of the merged bank to assist KBC. Furthermore, KBC intends to divest its remaining stake, with a view to maximizing its value.

With this transaction, we will increase our presence in Poland, one of our ten core markets, underlining our long-term commitment to Poland. The proposed merger will consolidate the merged bank’s position as Poland’s third largest bank by all measures, with a market share of 9.6% in deposits, 8.0% in loans and 12.9% in branches (899). With more than 3.5 million retail customers, the merged bank will also be Poland’s third in terms of revenues and profits, significantly closing the gap to the leaders. Including the Santander Consumer finance business, the Group’s total market share in terms of volume will amount to around 10% in Poland. The proposed merger will produce business synergies in addition to those announced following the acquisition of Bank Zachodni WBK by Banco Santander. Santander estimates the impact of this transaction on its Group core capital ratio under Basel II criteria will be around 5 basis points.

Under the investment agreement, Santander has also committed to acquire 100% of Zagiel, the consumer finance arm of KBC in Poland, at an adjusted net asset value, also subject to obtaining the relevant competition clearance. Additionally, the existing cooperation between Kredyt Bank and KBC TFI (KBC’s Polish asset management company) will remain in place for the foreseeable future. The merged bank will distribute KBC TFI’s funds under a non-exclusive distribution agreement for a minimum term of two years from the proposed merger transaction.

The transaction is expected to close in the second half of 2012, subject to the registration of the merger between Bank Zachodni WBK and Kredyt Bank and to obtaining regulatory approval from Polish Financial Supervision Authority (Komisdja Nadzoru Finansowego) and relevant competition clearance.

Valores Santander

On March 30, 2012, we informed that the Ordinary General Shareholders’ Meeting held that day had resolved to grant the holders of Valores Santander an option to convert their securities on four occasions before October 4, 2012, the mandatory conversion date for the outstanding Valores Santander. Specifically, the holders of Valores Santander may request their conversion within the fifteen calendar days prior to each of June 4, July 4, August 4 and September 4, 2012.

Those who opt for the voluntary conversion will receive the number of new shares of Banco Santander that results from the conversion ratio prevailing as of the date of this report pursuant to the prospectus of the issuance (365.76 shares for each Valor Santander). In addition, they will receive, subject to the same cancellation events provided in the prospectus, the remuneration corresponding to their Valores Santander accrued until the applicable voluntary conversion date.

Without prejudice to such voluntary conversion option, the terms and conditions of the issuance remain unchanged. As a result, the holders of Valores Santander who do not opt for the voluntary conversion in any of the conversion windows will maintain the rights of their securities, which will mandatorily convert into new shares of Santander on October 4, 2012 pursuant to the terms of the prospectus.

Invitation to tender certain securitization bonds for cash

On April 16, 2012, we announced an invitation to all holders of certain securities (the Securities) to tender such Securities for purchase by Banco Santander for cash (the Invitation). The Securities are fixed rate securities (securitization bonds) listed on the AIAF Fixed Rate Market which correspond to 33 different series issued by specific securitization funds managed by Santander de Titulización, S.G.F.T., S.A. series with an aggregate outstanding principal amount of €6 billion. We intend to accept offers for up to up to a maximum aggregate principal amount of €750 million. Such amount is indicative only and not binding on Banco Santander.

Such holders of Securities may remit, or request their corresponding mediators or participating entities (in the case that said owners are not participating entities in Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. Unipersonal (Iberclear)) to remit, the corresponding instructions of the tender offers (the Tender Offers) to the tender and information agent, Lucid Issuer Services Limited, as from April 16, 2012.

Tender Offers must specify the number of Securities included in each offer, the outstanding principal amount of such Securities and the price at which such Securities are tendered in the relevant offer. The price shall be specified by each holder as a percentage of the outstanding principal amount of the relevant Securities tendered for purchase. Regarding the senior Securities to which the Invitation is directed, an indicative minimum purchase price has been provided for information purposes only and is not binding on Banco Santander. Banco Santander may, but is not required to accept, Tender Offers made at or below this minimum price.

Tender Offers will be irrevocable unless Banco Santander modifies the terms of the Invitation in a manner that makes the Invitation less favorable to holders.

The amount in cash that must be paid for each Security is equal to the sum of (i) the purchase price multiplied by the principal amount of the Securities on the date of settlement which are accepted for purchase plus (ii) interest accrued but not paid since the immediately preceding interest payment date (inclusive) until the date of settlement of the Tender Offers (exclusive) in relation to such Securities.

The terms of the Tender Offers and the procedure to make the Tender Offers are set forth in the tender offer memorandum dated April 16, 2012 (the Tender Offer Memorandum).

We have absolute discretion whether to accept the Securities tendered for purchase, in accordance with the terms and conditions of the Tender Offer Memorandum.

We will satisfy the payment obligations derived from the Invitation, if any, with funds from our treasury.

We reserve the right to modify the terms and conditions of the Invitation as well as to extend, re-open or terminate the Invitation at any moment.

The rationale for the Invitation is to effectively manage the Group’s outstanding liabilities and to strengthen our balance sheet. The Offers are also designed to provide liquidity to Security holders.

On April 25, 2012 we announced the aggregate outstanding principal amount of each of the Securities accepted for purchase which for senior securities amounted to €388,537,762.18 and for mezzanine securities €61,703,163.58. The sale and purchase agreements of the relevant securities have been agreed.

In respect of each security, the aggregate outstanding principal amount means the outstanding principal amount of the relevant security as at the settlement date (i.e. following any reduction of its original principal amount by prepayments prior to such date in accordance, only, with the terms of such security). The settlement date was April 27, 2012.

B. Business overview

At December 31, 2011, we had a market capitalization of €50.3 billion, stockholders’ equity of €76.4 billion and total assets of €1,251.5 billion. We had an additional €131.5 billion in mutual funds, pension funds and other assets under management at that date. As of December 31, 2011, we had 63,866 employees and 6,608 branch offices in Continental Europe, 26,295 employees and 1,379 branches in the United Kingdom, 91,887 employees and 6,046 branches in Latin America, 8,968 employees and 723 branches in the United States (Sovereign Bancorp) and 2,333 employees in other geographic regions (for a full breakdown of employees by country, see Item 6 of Part I, “Directors, Senior Management and Employees—D. Employees” herein).

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

In accordance with the criteria established by the IFRS-IASB, the structure of our operating business areas has been segmented into two levels:

First (or geographic) level. The activity of our operating units is segmented by geographical areas. This coincides with our first level of management and reflects our positioning in the world’s main currency areas. The reported segments are:

•

Continental Europe. This covers all retail banking business (including Banco Banif, S.A. (“Banif”), our specialized private bank), wholesale banking and asset management and insurance conducted in Europe, with the exception of the United Kingdom. This segment includes the following units: the Santander Branch Network, Banco Español de Crédito, S.A. (“Banesto”), Santander Consumer Finance (including Santander Consumer USA) and Portugal and Bank Zachodni WBK which was incorporated in April 2011.

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

In addition to these operating units, which cover everything by geographic area and business, we continue to maintain a separate Corporate Activities area. This area incorporates the centralized activities relating to equity stakes in financial companies, financial management of the structural exchange rate position and of the Parent bank’s structural interest rate risk, as well as management of liquidity and of stockholders’ equity through issues and securitizations. As the Group’s holding entity, it manages all capital and reserves and allocations of capital and liquidity. It also incorporates amortization of goodwill but not the costs related to the Group’s central services except for corporate and institutional expenses related to the Group’s functioning.

In 2011, Grupo Santander maintains the same primary and secondary operating segments as it had in 2010.

In addition, and in line with the criteria established by IFRS-IASB, the results of businesses discontinued in 2009 (Banco de Venezuela) which were consolidated by global integration, were eliminated from various lines of the income statement and included in “net profit from discontinued operations.”

For purposes of our financial statements and this annual report on Form 20-F, we have calculated the results of operations of the various units of the Group listed below using these criteria. As a result, the data set forth herein may not coincide with the data published independently by each unit individually.

First level (or geographic):

Continental Europe

This area covers the banking activities of the different networks and specialized units in Europe, principally with individual clients and Small and Medium Enterprises (“SMES”), as well as private and public institutions. During 2011, there were five main units within this area: the Santander Branch Network, Banesto, Santander Consumer Finance, Portugal and Bank Zachodni WBK which was incorporated in April 2011, including retail banking, global wholesale banking and asset management and insurance.

Continental Europe is the largest business area of Grupo Santander by assets. At the end of 2011, it accounted for 37.2% of total customer funds under management, 42.2% of total loans and credits and 31.0% of profit attributed to the Parent bank of the Group’s main business areas.

The area had 6,608 branches and 63,866 employees (direct and assigned) at the end of 2011.

In 2011, the Continental Europe segment’s profit attributable to the Parent bank decreased 15.1% to €2,849. Profits have been hard hit by deleveraging, the low growth environment and low interest rates, as well as the negative impact of gains on financial transactions and fee income. Return on equity (“ROE”) in 2011 was 9.3%, a 311 basis point decrease from 2010.

The Santander Branch Network

Our retail banking activity in Spain is carried out mainly through the branch network of Santander, with support from an increasing number of automated cash dispensers, savings books updaters, telephone banking services, electronic and internet banking.

At the end of 2011, we had 2,915 branches and a total of 18,704 employees (direct and assigned), none of which was hired on a temporary basis, dedicated to retail banking in Spain. Compared to 2010, there was a net decrease of 16 branches and 189 employees.

In 2011, profit attributable to the Parent bank from the Santander Branch Network was €660 million, 22.1% lower than 2010, while the ROE reached 9.6% (as compared to 11.9% in 2010). Although net income increased by 2.4% and administrative and depreciation and amortization expenses declined 1.2% they did not feed though profits because of greater provisions.

These results were obtained in a still difficult environment, with insufficient signs of an economic recovery, strong competition for liquidity and low demand for loans.

In 2011, the Santander Branch Network lending decreased by approximately 7.8%, customer funds under management were reduced by 4.5%, deposits decreased 7.9%, mutual funds fell 20.6% and pension funds declined 3.5%. The activity reflected the scant demand for loans and a strategy in funding which combines cost reduction and volume retention. The ratio of non-performing loans (“NPL”) for Santander Branch Network and Banco Santander, S.A. grew to 8.5% and 6.0%, from 5.5% and 4.2% in 2010, respectively. The evolution of NPLs was worse than expected because the downturn in the economy was more severe than envisaged and the fall in lending meant the NPL ratio increased to a greater extent than the volume of NPLs. While the NPL ratio for residential mortgages remained stable, the rise in the NPLs ratio was related to loans with real estate purpose. This reflects a further deterioration in this segment and the Group’s policy to sharply reduce balances in this sector.

Banesto

At the end of 2011, Banesto had 1,714 branches and 9,548 employees (direct and assigned), of which 13 employees were temporary, a decrease of 48 branches and an increase of 194 employees as compared to the end of 2010.

In 2011, profit attributable to the Parent bank from Banesto was €130 million, a 68.9% decrease from 2010, while the ROE reached 2.8% as compared to 9.4% in 2010. In the second half of 2011, the Spanish market faced continued weak economic growth, strong tensions and high volatility. The sector’s NPLs continued to rise and interest rates were unstable. Liquidity tensions in the financial system triggered a rise in wholesale funding costs.

At the end of 2011, the balance of loans was 9.0% lower than a year earlier, deposits decreased 15.0%, customer funds under management diminished by 16.2%, mutual funds fell 22.3% and pension funds declined 7.5%. NPL grew to 5.0% in 2011, up 0.9 percentage points from 2010 as a result of the still difficult environment, in particular in the real estate segment, and a fall in lending which meant the NPL ratio increased to a greater extent than the volume NPL.

Santander Consumer Finance

Our consumer financing activities are conducted through our subsidiary Santander Consumer Finance (SCF) and its group of companies. Most of the activity of Santander Consumer Finance relates to auto financing, personal loans, credit cards, insurance and customer deposits. These consumer financing activities are mainly focused on Germany, Spain, Italy, Norway, Poland, Finland, Sweden, the US (SCUSA began accounted by the equity accounted method at the end of December 2011 without impact on profits) and the UK. We also conduct business in Portugal, Austria and the Netherlands, among others.

At the end of 2011, this unit had 647 branches (as compared to 519 at the end of 2010) and 15,610 employees (direct and assigned) (as compared to 13,852 employees at the end of 2010), of which 1,105 employees were temporary.

The SCF business model is based on portfolio diversification, leadership in core markets, efficiency, control of risks and recoveries and a single pan-European platform.

In Europe, the focus was on organic growth and cross-selling, backed by brand agreements (37 with 9 manufacturers), which increased the recurrence of profits and boosted new car business, particularly in Germany and the UK. In addition we increased our penetration in the second-hand car sector and in new car sales in central European and Nordic countries. The first steps were also taken in Germany by Santander Retail (former SEB), focusing on mortgages and on capturing customer funds.

In the US, high growth in new loans and the capacity to extract value from a greater presence in the market doubled profits. This attractive performance made it possible for new partners to invest in SCUSA in the fourth quarter which allowed a capital injection of $1,150 million. This operation strengthened the business and increased our future growth capacity.

In 2011, this unit generated €1,228 million in profit attributable to the Parent bank, a 51.5% increase from 2010, while the ROE reached 12.3% (as compared to 10.3% in 2010). This improvement was fuelled by an increase in total income, an improvement in efficiency and a drop in loan loss provisions.

Customer loans amounted to €60 billion, 5% less than in 2010 because of the consolidation of SCUSA by the equity accounted method at the end of December 2011. Excluding this impact, gross lending was 16% higher, due to organic growth and the integration of businesses in Germany. Additionally, this area has €39 billion in customer funds under management. NPL decreased to 3.8% in 2011 from 4.9% a year earlier supported by recoveries, which increased 38% in 2011.

Customer deposits increased 27.9% during 2011 fuelled by SC Germany and the entry of Santander Retail.

Portugal

Our main Portuguese retail and investment banking operations are conducted by Banco Santander Totta, S.A. (“Santander Totta”).

At the end of 2011, Portugal operated 716 branches (as compared to 759 branches at the end of 2010) and had 6,091 employees (direct and assigned) (as compared to 6,214 employees at the end of 2010), of which 83 employees were temporary.

In 2011, profit attributable to the Parent bank was €174 million, a 61.8% decrease from 2010, due to the 18.3% decrease in total income and the 87.7% rise in provisions. This rise in provisions reflects the difficult economic environment, which is also strongly increasing NPLs. The NPL ratio increased in 2011 to 4.1% from 2.9% a year earlier. The ROE was 7.0%, as compared to 20.3% in 2010.

In a very difficult economic and financial environment, which led to a slowdown in economic activity and a lack of liquidity in the markets, Santander Totta has focused on strengthening its balance sheet. Lending reflected the deterioration of economic conditions and dropped 5.6% to €28,403 million. Customer funds under management decreased 8.1% and mutual funds and pension funds decreased 41.8% and 42.2%, respectively.

Retail Poland (BZ WBK)

On April 1, 2011, we completed the acquisition of 96% of BZ WBK along with the 50% of BZ WBK Asset Management. The BZ WBK Group is now integrated into Grupo Santander, consolidating its results and business as of the second quarter of 2011.

BZ WBK has the third largest branch network in Poland (622 including 96 agencies), 9,383 employees, €2.4 million retail customers and close to €20 billion of loans and customer funds (mostly deposits).

In the nine months of its consolidation in 2011, BZ WBK posted a profit attributable to the Parent bank of €232 million. For comparison purposes, the profit for the whole year in local criteria was €288 million (which represents an increase of 21.6% since 2010). The ROE stood at 17.9%.

Others

The rest of our businesses in the Continental Europe segment (Banif, Asset Management, Insurance and Global Wholesale Banking) generated profit attributable to the Parent bank of €424 million in 2011, 48.5% less than in 2010. Of these businesses Global Wholesale Banking, provided 69% of total income and 90% of profits. Global Wholesale Banking posted a 51.7% decrease in profit attributable to the Parent bank (€382 million), hit by market weakness and tensions in the last few quarters, as well as by the Group’s strategy to give priority to reducing risk and releasing capital and liquidity.

United Kingdom

As of December 31, 2011, the United Kingdom accounted for 32.2% for the total customer funds under management of the Group’s operation areas. Furthermore it also accounted for 33.7% of total loans and credits and 12.5% of profit attributed to the Parent bank of the Group’s main business areas.

Our UK businesses include Abbey (since 2004), the deposits and branches of Bradford & Bingley (acquired in September 2008) and Alliance & Leicester (acquired in October 2008). They are referred to as “Santander UK”.

Santander UK is focused on the United Kingdom (85% of its balance sheet). More than 80% of customer loans are mortgages for homes in the UK. The portfolio of mortgages is of a high quality, with no exposure to self-certified or subprime mortgages and less than 1% of buy-to-let loans.

At the end of 2011, we had 1,379 branches and a total of 26,295 employees (direct and assigned) of which 556 employees were temporary, in the United Kingdom. Compared to 2010, there was a net decrease of 37 branches and an increase of 2,646 employees.

In 2011, Santander UK contributed €1,145 million profit attributable to the Parent bank (a 41.7% decrease from 2010). Loans and advances to customers increased by 7.8% and customer funds under management increased 6.4% during the same period. ROE was 9.2% (as compared to 21.3% in 2010). The NPL ratio at the end of 2011 increased to 1.9% from 1.8% at the end of 2010. The income statement was affected by the environment of low activity, low interest rates, regulatory changes, higher funding costs and the PPI provision. On the other hand, costs were almost flat and fewer provisions were made, reflecting the good evolution of non-performing loans.

Latin America

At December 31, 2011, we had 6,046 offices and 91,887 employees (direct and assigned) in Latin America (as compared to 5,882 offices and 89,526 employees, respectively, at December 31, 2010), of which 1,550 were temporary employees. At that date, Latin America accounted for 26.0% of the total customer funds under management, 18.7% of total loans and credits and 50.8% of profit attributed to the Parent bank of the Group’s main business areas.

Profit attributable to the Parent bank from Latin America was €4,664 million in 2011, a 1.4% decrease from 2010, while the ROE reached 21.8% (as compared to 22.3% in 2010).

Our Latin American banking business is principally conducted by the following banking subsidiaries:

	Percentage held at December 31, 2011		Percentage held at December 31, 2011
Banco Santander (Brasil), S.A.	81.53	Banco Santander, S.A. (Uruguay)	100.00

Banco Santander Chile	67.01	Banco Santander Colombia, S.A.	97.85

Banco Santander (Mexico), S.A., Institución de Banca Múltiple, Grupo Financiero Santander	99.86	Banco Santander Puerto Rico	100.00

Banco Santander Río, S.A. (Argentina)	99.30	Banco Santander Perú, S.A.	100.00

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

The Group announced an agreement to sell its business units in Colombia to the Chilean group CorpBanca for $1,225 million (estimated capital gains of €615 million). This operation is due to be completed during 2012 and it is subject to obtaining the authorizations from the regulatory bodies and a takeover bid delisting Banco Santander Colombia shares aimed to minority shareholders who have 2.15% of Santander Colombia. The 2011 results do not yet incorporate these capital gains.

Detailed below are the performance highlights of the main Latin American countries in which we operate: 1

Brazil. Santander Brazil is the third largest private sector bank in terms of assets, and the leading foreign bank, with a market share of 10.5% in loans. At the end of 2011, the institution had 3,775 branches, 54,197 employees and 25.3 million customers.

During 2011, lending increased 20% with significant growth across all the major segments. Particularly noteworthy was lending to individuals and SMEs and companies, which grew by around 23% and 26%, respectively. Deposits excluding repos rose 6%, with a good performance in time deposits (+30%).

Profit attributable to the Parent bank from Brazil in 2011 was €2,610 million, a 7.2% decrease when compared with 2010 (-7.3% in local currency). Total income rose 11.2% in local currency, spurred by net interest income and fee income, which coupled with a slight improvement in the efficiency ratio, produced a 10.5% increase in net operating income. This increase enabled the larger provisions to be absorbed, maintaining net operating income after provisions in positive growth rates (+2.9%). This, however, did not feed through to profits mainly because of labor disputes, a higher tax rate and minority interests. For 2011, ROE was 23.3% and at the end of 2011, NPL ratio was 5.4%, an increase of 47 percentage points as compared to 4.91% in 2010, mainly due to a moderate rise in NPLs of individual borrowers, principally in consumer credits and cards. The NPL coverage ratio was 95%.

Mexico. Banco Santander (Mexico), S.A., Institución de Banca Múltiple, Grupo Financiero Santander, is one of the leading financial services companies in Mexico. It leads the third largest banking group in Mexico in terms of business volume. As of December 31, 2011, we had a network of 1,125 branches, 13,162 employees and 9.3 million customers in Mexico. Santander Mexico acquired a portfolio of mortgages from GE Capital Corporation for $1,870 million in the second quarter of 2011.

In 2011, lending rose 22%, with mortgage loans growing 30%, both on a like-for-like basis (excluding GE). In addition, bank savings increased 8%, with demand deposits up 14%, time deposits 6% and mutual funds 3%.

Profit attributable to the Parent bank from Mexico in 2011 increased 40.9% to €936 million (45.6% in local currency) due to growth in net interest income and fee income, lower provisions and benefiting from lower minority interests. For 2011, ROE was 21.2% and at the end of 2011, the NPL ratio remained at 1.8% and the NPL coverage ratio was 176%.

Chile. Banco Santander Chile is the principal component of the largest financial group in Chile in terms of assets and profits. Grupo Santander sold an aggregate of 9.7% of Banco Santander Chile in 2011 for $1,241 million, leaving it with 67%. As of December 31, 2011, we had 499 branches, 12,204 employees and more than 3.5 million customers and market shares of 19.7% in loans and 17.3% in savings.

In 2011, lending accelerated due to the higher economic growth and the positive impact of reconstruction following the 2010 earthquake. Loans rose 7%, with cards up 15%, mortgages 10% and consumer credit 8%. Commercial credit grew 4%.

Savings grew 11%. Time deposits increased 29% and mutual funds declined 10%.

Profit attributable to the Parent bank from Chile decreased 9.0% in 2011 to €611 million (a 9.3% decrease as compared to 2010 in local currency) mainly due to growth in operating expenses (10.1%) and in loan loss provisions (17.3%). For 2011, ROE was 25.4% at the end of 2011, the NPL ratio remained stable at 3.9% compared to 3.7% in 2010 and the NPL coverage ratio was 73%.

Argentina. Santander Río is one of the country’s leading banks, with market shares of 8.9% in lending and 10.1% in savings. It has 358 branches, 6,773 employees and 2.5 million customers.

The Group focused its strategy in 2011 on maximizing the strengths of the franchise, sustained by a successful transactional banking model resting on low funding costs (demand deposits accounted for 68% of total deposits) and high levels of revenues from services (recurrence ratio of 88%).

During the year, lending (+28%) continued to grow strongly. Demand deposits rose 20%, time deposit rose 42% and mutual funds rose 35%.

Profit attributable to the Parent bank was €287 million, 2.7% lower (8.0% higher in local currency). At the end of 2011, the NPL ratio was 1.2% and the NPL coverage ratio was 207%.

[1]

When we indicate “variations in local currency”, we calculate the variation of the balance sheet data in the currency of the country that is being described, eliminating the effect of exchange rates from the local currency to euros.

Uruguay. Santander is the largest private sector bank in the country in terms of the number of branches (78) and business (market share of 18.6% in lending and 16.0% in deposits). As of December 31, 2011, we had 1,166 employees and 247,000 customers.

Profit attributable to the Parent bank was €20 million in 2011, 70.3% lower than in 2010 (a 69.9% decrease in local currency) and the NPL ratio was 0.64% as of December 31, 2011.

Colombia. As of December 31, 2011, Banco Santander Colombia, S.A. had 80 branches, 1,458 employees and 0.3 million banking customers.

As previously mentioned, the Group announced an agreement to sell its business in Colombia to the Chilean group CorpBanca. The transaction is expected to be completed in the second quarter of 2012, once the regulatory authorizations have been obtained.

Profit attributable to the Parent bank from Colombia was €58 million in 2011, 43.0% higher than in 2010 (a 46.5% increase in local currency). As of December 31, 2011, the NPL ratio was 1.0% and the NPL coverage ratio was 299%.

Puerto Rico. As of December 31, 2011, Banco Santander Puerto Rico had 121 branches, 1,753 employees and 0.5 million customers.

Profit attributable to the Parent bank from Puerto Rico in 2011 was €34 million, a 10.1% decrease as compared to 2010 (a 5.6% decrease in dollars). At the end of 2011, the NPL ratio stood at 8.6% and the NPL coverage ratio was 51%.

Peru. As of December 31, 2011, Banco Santander Perú, S.A. had 1 branch, 60 employees and 100,000 banking customers. The unit’s activity is focused on companies and on attending to the Group’s global customers.

Profit attributable to the Parent bank from Peru was €11 million in 2011, 56.4% higher than in 2010, (a 60.3% increase in local currency).

Sovereign

Sovereign, with 723 branches, 2,303 ATMs and more than 1.7 million customers, is developing a business model focused on retail customers at December 31, 2011 and companies. At that date, Sovereign had 8,968 employees (direct and assigned), none of which were temporary. Sovereign accounted for 4.6% of the total customer funds under management, 5.4% of total loans and credits and 5.7% of profit attributed to the Parent bank of the Group’s main business areas.

In 2011, Sovereign contributed €526 million profit attributable to the Parent bank as compared to a €424 million a year earlier. For 2011, ROE was 13.0%. Loans and advances to customers at December 31, 2011 were €40,194 million and customer funds under management €40,812 million. Rigorous admission and renewal of loans standards, together with their proactive management, were reflected in a continuous improvement in NPL which decreased 176 basis points to 2.9% and NPL coverage which stood at 96% up from 75% in 2010.

The results show a solid income statement backed by the generation of recurring revenues, a reduction in the cost of deposits and an improvement in the levels of provisions. This was the result of the improvement in the balance sheet structure, which, together with the recovery in volumes of basic loans and control of spending, provides a solid base for 2012.

Second or business level:

Retail Banking

Profit attributable to the Parent bank of the retail banking sector was 5.7% lower than 2010 at €6,893 million. Retail Banking generated 87.4% of the operating areas’ total income and 75.1% of profit attributable to the Parent bank. Total income increased 7.0% to €39,892 million due to the 7.6% rise in net interest income and strongly backed by fee income (+10.8%). However, profits attributable to the Parent were lower due to the Payment Protection Insurance (“PPI”) after tax provision of €620 million in the second quarter for customer remediation in the UK (see “Item 8. Financial Information – A. Consolidated statements and other financial information. – Legal proceedings – ii. Non-tax-related proceedings”). This segment had 187,022 employees as of December 31, 2011, of which 4,164 were temporary.

The performance by geographic areas reflects the varying economic environments with lower growth in developed economies and a better macroeconomic environment in emerging countries.

• Retail banking in continental Europe, despite the recovery in revenues and the positive impact of incorporations to the Group, was conditioned by the higher amount assigned to provisions and writedowns. Profit attributable to the Parent bank declined 3.0%.

• Retail banking in the UK was 42.5% lower in sterling as it was hit by the PPI remediation. Excluding this impact, profit attributable to the Parent was almost the same as in 2010. Total income declined, affected by regulatory changes, but this was offset by flat costs and reduced needs for provisions.

• Retail banking revenues and costs in Latin America continued to grow, compatible with business development.

Global Private Banking includes institutions that specialize in financial advisory and asset management for high-income clients (mainly Banif in Spain and Santander Private Banking in the UK, Italy and Latin America), as well as the units of domestic private banking in Portugal and Latin America, jointly managed with local retail banks. Profit before tax was 2.0% higher (+4.7% excluding exchange rate impact) at €370 million, due to the rise in net interest income (+9.2%) and reduced needs for provisions and writedowns, which offset the lower gains on financial transactions and higher operating expenses (+9.1%). The higher tax charge absorbed almost four points of growth in profit attributable to the Parent which at €279 million was 1.5% lower than in 2010 (+1.4% excluding the exchange rate impact).

Global Wholesale Banking

This area covers our corporate banking, treasury and investment banking activities throughout the world.

This segment, managed by Santander Global Banking & Markets, contributed 10.2% of the operating areas’ total income and 20.4% of profit attributable to the Parent bank in 2011. Profit attributable to the Parent bank in 2011 by Global Wholesale Banking amounted to €1,872 million, a 30.6% decrease from 2010. This reduction was due to the fall in total income from the sharp reduction in gains on financial transactions and in fee income, coupled with higher costs and provisions. This segment had 2,722 employees as of December 31, 2011, of which 2 were temporary.

Beginning in the spring, markets were very unstable, and the instability intensifying in the second half of the year due to the Eurozone’s sovereign debt crisis. This environment had a significant impact on revenues, particularly those derived from equities and those not related to customers, whose decreases explain the larger reduction in profits.

At the strategic level, and in a very complex year, the division focused on maintaining the results of its franchise in a very complex year and on reducing exposure to risk (for example, cutting the risk of trading activity), which helped to improve the Group’s capital and liquidity positions, particularly in those countries with the greatest tensions.

The division also continued to invest in resources to strengthen its operational capacities and distribution of basic treasury products, with a special focus on foreign exchange and fixed-income businesses. The generation of recurring revenues and strict management of the cost base is enabling Santander Global Banking to absorb these investments and improve its efficiency ratio to 35.1%.

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

Asset Management and Insurance

This segment comprises all of our companies whose activity is the management of mutual and pension funds and insurance. At December 31, 2011, this segment accounted for 2.4% of total income and 4.6% of profit attributable to the Parent bank. Profit attributable to the Parent bank by Asset Management and Insurance was €419 million in 2011 or 9.5% lower than in 2010. This segment had 1,272 employees at the end of 2011, of which 42 were temporary.

Total income growth in 2011 was flat at 0.6%, while net operating income rose 2.2% largely due to the 2.8% fall in operating expenses. The other negative results and a higher tax charge caused profit attributable to the Parent bank to be 9.5% lower than in 2010. These results include a negative impact of €64 million in total income and €53 million in net operating income from the global agreement with Zurich in the fourth quarter. Excluding this impact, total income increased in 2011 6.6% and net operating income increased 9.2%.

In 2011, we formed a strategic alliance with the insurer Zurich to strengthen our bancassurance business in five key markets in Latin America: Brazil, Mexico, Chile, Argentina and Uruguay. Santander created a holding company for its insurers in Latin America, which is 49% owned by it and 51% owned by Zurich. This agreement combines Banco Santander’s commercial and distribution capacity with the experience of Zurich in developing and managing products. In each of the five countries, Banco Santander will distribute the strategic alliance’s bancassurance products for 25 years.

Asset Management

Santander Asset Management obtained profit attributable to the Parent bank of €53 million, a 34.6% decrease as compared to 2010. The revenue reduction was the result of a fall in managed volumes, accelerated in the second half, which was partly offset by a better mix of products and, in consequence, in average revenues.

Total mutual and pension funds under management amounted to €112 billion, 10% less than in December 2010. The preference for liquidity and on-balance sheet funds, together with more unstable markets in the second half of the year and the impact on prices, explain the fall in volumes.

Insurance

The global area of Santander Insurance posted a profit attributable to the Parent bank of €366 million, 3.8% more than in 2010. This result was affected by the sale of 51% of the insurance companies in Latin America completed in the fourth quarter of 2011 as, without it, growth would have been 4.0%.

Insurance business generated total revenues (including fee income paid to the commercial networks) of €3,083 million (+14.7%). The total contribution to profits (income before taxes of insurers and brokers plus fee income received by the networks) increased 15.7% to €2,882 million, 17.9% higher excluding the impact of the sale of the insurance companies.

The total volume of premium income increased 9% due to the good evolution of protection insurance premiums (+13%) as well as the recovery in the distribution of savings insurance whose premium income rose 7% after falling in 2010.

Corporate Activities

At the end of 2011, this area had 2,333 employees (direct and assigned) of which 901 were temporary. At year end of 2010, this area had 2,529 employees, of which 623 were temporary.

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

The Corporate Activities area had a loss of €3,833 million in 2011, a 67.3% increase as compared to 2010. This was mainly due to pre-tax provisions against the fourth quarter earnings to cover real estate exposure in Spain of €1,812 million and €601 million in pre-tax provisions to amortize goodwill related to Santander Totta, and higher cost of funding. These impacts were partially offset by greater gains on financial transactions, mainly hedging of exchange rates and net capital gains of €1,513 million generated in 2011 (€872 million arising from the entry of new partners in the capital of SCUSA and €641 million from the sale of the insurance holding in Latin America).

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

The financial management unit uses financial derivatives to cover the interest rate and exchange rate risks from new issuances. The net impact of this hedging is recorded in the gains/losses on financial transactions in corporate activities. The financial management area also analyzes the strategies for structural management of credit risk aiming to reduce concentrations by sectors, which naturally occur as a result of commercial activity. Derivative transactions achieve an effect similar to selling some assets and acquiring others enabling us to diversify the credit portfolio as a whole.

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

You should read the following tables and the tables included under “—Changes in Net Interest Income—Volume and Rate Analysis” and “—Assets—Earning Assets—Yield Spread” in conjunction with the following:

•	We have included interest received on non-accruing assets in interest income only if we received such interest during the period in which it was due;

•	We have included loan arrangement fees in interest income;

•	We have not recalculated tax-exempt income on a tax-equivalent basis because the effect of doing so would not be significant;

•

We have included income and expenses from interest-rate hedging transactions as a separate line item under interest income and expenses if these transactions qualify for hedge accounting under IFRS-IASB. If these transactions did not qualify for such treatment, we have included income and expenses on these transactions elsewhere in our income statement. See Note 2 to our consolidated financial statements for a discussion of our accounting policies for hedging activities;

•	We have stated average balances on a gross basis, before netting our allowances for credit losses, except for the total average asset figures, which includes such netting; and

•	All average data have been calculated using month-end balances, which is not significantly different from having used daily averages.

As stated above under “Presentation of Financial and Other Information”, we have prepared our financial statements for 2007, 2008, 2009, 2010 and 2011 under IFRS-IASB.

Average Balance Sheet - Assets and Interest Income

				Year ended December, 31
ASSETS	2011			2010			2009
	Average			Average			Average
	Balance	Interest	Average Rate	Balance	Interest	Average Rate	Balance	Interest	Average Rate
	(in millions of euros, except percentages)
Cash and due from central banks
Domestic	8,436	187	2.22%	8,441	87	1.03%	7,916	87	1.10%
International	73,259	3,005	4.10%	52,936	1,846	3.49%	25,933	269	1.04%

	81,695	3,192	3.91%	61,377	1,933	3.15%	33,849	356	1.05%

Due from credit entities
Domestic	22,140	190	0.86%	29,392	206	0.70%	20,935	366	1.75%
International	53,123	871	1.64%	51,382	839	1.63%	58,290	2,156	3.70%

	75,263	1,061	1.41%	80,774	1,045	1.29%	79,225	2,522	3.18%

Loans and credits
Domestic	217,235	7,581	3.49%	224,642	7,312	3.25%	230,642	10,297	4.46%
International	513,568	39,328	7.66%	482,407	34,542	7.16%	436,857	31,784	7.28%

	730,803	46,909	6.42%	707,049	41,854	5.92%	667,499	42,081	6.30%

Debt securities
Domestic	42,293	1,458	3.45%	44,784	1,136	2.54%	40,146	1,158	2.88%
International	106,408	5,948	5.59%	107,662	5,096	4.73%	92,777	4,428	4.77%

	148,701	7,406	4.98%	152,446	6,232	4.09%	132,923	5,586	4.20%

Income from hedging operations
Domestic		378			169			305
International		(46)			(76)			587

		332			93			892

Other interest-earning assets
Domestic	24,840	779	3.14%	27,769	698	2.51%	29,389	610	2.08%
International	63,905	1,176	1.84%	62,757	1,052	1.68%	60,209	1,126	1.87%

	88,745	1,955	2.20%	90,526	1,750	1.93%	89,598	1,736	1.94%

Total interest-earning assets
Domestic	314,944	10,573	3.36%	335,028	9,608	2.87%	329,028	12,823	3.90%
International	810,263	50,283	6.21%	757,144	43,299	5.72%	674,066	40,350	5.99%

	1,125,207	60,856	5.41%	1,092,172	52,907	4.84%	1,003,094	53,173	5.30%

Investments in affiliated companies
Domestic	443	—	0.00%	201	—	0.00%	153	—	0.00%
International	546	—	0.00%	52	—	0.00%	709	—	0.00%

	989	—	0.00%	253	—	0.00%	862	—	0.00%

Total earning assets
Domestic	315,387	10,573	3.35%	335,229	9,608	2.87%	329,181	12,823	3.90%
International	810,809	50,283	6.20%	757,196	43,299	5.72%	674,775	40,350	5.98%

	1,126,196	60,856	5.40%	1,092,425	52,907	4.84%	1,003,956	53,173	5.30%

Other assets	102,186			97,936			90,198
Assets from discontinued operations	—			—			4,981

Total average assets	1,228,382	60,856		1,190,361	52,907		1,099,135	53,173

Average Balance Sheet - Liabilities and Interest Expense

				Year ended December, 31
LIABILITIES AND STOCKHOLDERS EQUITY	2011			2010			2009
	Average			Average			Average
	Balance	Interest	Average Rate	Balance	Interest	Average Rate	Balance	Interest	Average Rate
Due to credit entities
Domestic	33,456	756	2.26%	28,586	389	1.36%	21,713	424	1.95%
International	113,182	2,119	1.87%	105,991	1,283	1.21%	120,217	2,861	2.38%

	146,638	2,875	1.96%	134,577	1,672	1.24%	141,930	3,285	2.31%

Customers deposits
Domestic	164,980	2,895	1.75%	155,244	2,839	1.83%	130,581	2,695	2.06%
International	451,710	13,924	3.08%	413,670	10,607	2.56%	333,021	9,116	2.74%

	616,690	16,819	2.73%	568,914	13,446	2.36%	463,602	11,811	2.55%

Marketable debt securities
Domestic	91,358	3,142	3.44%	105,411	2,876	2.73%	125,931	3,598	2.86%
International	104,749	3,288	3.14%	103,595	2,083	2.01%	95,299	2,638	2.77%

	196,107	6,430	3.28%	209,006	4,959	2.37%	221,230	6,236	2.82%

Subordinated debt
Domestic	15,321	752	4.91%	19,702	1,019	5.17%	21,704	1,029	4.74%
International	11,352	1,188	10.47%	14,394	1,211	8.41%	17,304	1,325	7.66%

	26,673	1,940	7.27%	34,096	2,230	6.54%	39,008	2,354	6.03%

Other interest-bearing liabilities
Domestic	37,580	1,242	3.30%	39,729	1,031	2.60%	37,348	1,129	3.02%
International	83,876	1,166	1.39%	81,999	1,184	1.44%	70,462	1,242	1.76%

	121,456	2,408	1.98%	121,728	2,215	1.82%	107,810	2,371	2.20%

Expenses from hedging operations
Domestic		(805)			(1,362)			(623)
International		368			522			1,440

		(437)			(840)			817

Total interest-bearing liabilities
Domestic	342,695	7,982	2.33%	348,672	6,792	1.95%	337,277	8,252	2.45%
International	764,869	22,053	2.88%	719,649	16,891	2.35%	636,303	18,622	2.93%

	1,107,564	30,035	2.71%	1,068,321	23,683	2.22%	973,580	26,874	2.76%

Other liabilities	40,999			45,192			54,383

Non-controlling interest	5,998			5,695			3,192

Stockholders’ Equity	73,821			71,153			63,393

Liabilities from discontinued operations	—			—			4,587

Total average Liabilities and Stockholders’ Equity	1,228,382	30,035		1,190,361	23,682		1,099,135	26,874

Changes in Net Interest Income—Volume and Rate Analysis

The following tables allocate, by domicile of customer, changes in our net interest income between changes in average volume and changes in average rate for 2011 compared to 2010 and 2010 compared to 2009. We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. You should read the following tables and the footnotes thereto in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”, and the footnotes thereto.

Volume and rate analysis	IFRS-IASB 2011/2010
	Increase (Decrease) due to changes in
	Volume	Rate	Net change
	(in millions of euros)
Interest income
Cash and due from central banks
Domestic	—	100	100
International	794	364	1,158

	794	464	1,258
Due from credit entities
Domestic	(57)	41	(16)
International	29	3	32

	(28)	44	16
Loans and credits
Domestic	(247)	516	269
International	2,306	2,480	4,786

	2,059	2,996	5,055
Debt securities
Domestic	(66)	388	322
International	(60)	913	853

	(126)	1,301	1,175
Other interest-earning assets
Domestic	(79)	160	81
International	20	104	124

	(59)	264	205
Total interest-earning assets without hedging operations
Domestic	(449)	1,205	756
International	3,089	3,864	6,953

	2,640	5,069	7,709
Income from hedging operations
Domestic	209	—	209
International	31	—	31

	240	—	240
Total interest-earning assets
Domestic	(240)	1,205	965
International	3,120	3,864	6,984

	2,880	5,069	7,949

Volume and rate analysis	IFRS-IASB 2010/2009
	Increase (Decrease) due to changes in
	Volume	Rate	Net change
	(in millions of euros)
Interest income
Cash and due from central banks
Domestic	6	(6)	—
International	482	1,095	1,577

	488	1,089	1,577
Due from credit entities
Domestic	112	(273)	(161)
International	(230)	(1,086)	(1,316)

	(118)	(1,359)	(1,477)
Loans and credits
Domestic	(262)	(2,724)	(2,986)
International	3,268	(511)	2,757

	3,006	(3,235)	(229)
Debt securities
Domestic	126	(148)	(22)
International	705	(38)	667

	831	(186)	645
Other interest-earning assets
Domestic	(35)	123	88
International	46	(120)	(74)

	11	3	14
Total interest-earning assets without hedging operations
Domestic	(53)	(3,028)	(3,081)
International	4,271	(660)	3,611

	4,218	(3,688)	530
Income from hedging operations
Domestic	(135)	—	(135)
International	(663)	—	(663)

	(798)	—	(798)
Total interest-earning assets
Domestic	(188)	(3,028)	(3,216)
International	3,608	(660)	2,948

	3,420	(3,688)	(268)

	IFRS-IASB 2011/2010
	Increase (Decrease) due to changes in
	Volume	Rate	Net change
	(in millions of euros)
Interest charges
Due to credit entities
Domestic	75	292	367
International	93	743	836

	168	1,035	1,203
Customers deposits
Domestic	174	(118)	56
International	1,037	2,280	3,317

	1,211	2,162	3,373
Marketable debt securities
Domestic	(417)	683	266
International	23	1,181	1,204

	(394)	1,864	1,470
Subordinated debt
Domestic	(217)	(50)	(267)
International	(285)	262	(23)

	(502)	212	(290)
Other interest-bearing liabilities
Domestic	(58)	269	211
International	27	(44)	(17)

	(31)	225	194
Total interest-bearing liabilities without hedging operations
Domestic	(443)	1,076	633
International	895	4,422	5,317

	452	5,498	5,950
Expenses from hedging operations
Domestic	558	—	558
International	(154)	—	(154)

	404	—	404
Total interest-bearing liabilities
Domestic	115	1,076	1,191
International	741	4,422	5,163

	856	5,498	6,354

Volume and rate analysis	IFRS-IASB 2010/2009
	Increase (Decrease) due to changes in
	Volume	Rate	Net change
	(in millions of euros)
Interest charges
Due to credit entities
Domestic	113	(148)	(35)
International	(306)	(1,272)	(1,578)

	(193)	(1,420)	(1,613)
Customers deposits
Domestic	473	(329)	144
International	2,097	(606)	1,491

	2,570	(935)	1,635
Marketable debt securities
Domestic	(566)	(156)	(722)
International	215	(770)	(555)

	(351)	(926)	(1,277)
Subordinated debt
Domestic	(99)	90	(9)
International	(237)	123	(114)

	(336)	213	(123)
Other interest-bearing liabilities
Domestic	69	(167)	(98)
International	186	(243)	(57)

	255	(410)	(155)
Total interest-bearing liabilities without hedging operations
Domestic	(10)	(710)	(720)
International	1,955	(2,768)	(813)

	1,945	(3,478)	(1,533)
Expenses from hedging operations
Domestic	(740)	—	(740)
International	(918)	—	(918)

	(1,658)	—	(1,658)
Total interest-bearing liabilities
Domestic	(750)	(711)	(1,461)
International	1,037	(2,768)	(1,731)

	287	(3,479)	(3,192)

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

Earning Assets - Yield Spread	IFRS-IASB
	Year Ended December 31,
	2011	2010	2009
	(in millions of euros, except percentages)
Average earning assets
Domestic	315,387	335,229	329,181
International	810,809	757,196	674,775

	1,126,196	1,092,425	1,003,956
Interest
Domestic	10,573	9,608	12,823
International	50,283	43,299	40,350

	60,856	52,907	53,173
Net interest income (1)
Domestic	2,591	2,816	4,571
International	28,230	26,408	21,727

	30,821	29,224	26,298
Gross yield (2)
Domestic	3.35%	2.87%	3.90%
International	6.20%	5.72%	5.98%

	5.40%	4.84%	5.30%
Net yield (3)
Domestic	0.82%	0.84%	1.39%
International	3.48%	3.49%	3.22%

	2.74%	2.68%	2.62%
Yield spread (4)
Domestic	1.02%	0.92%	1.45%
International	3.32%	3.37%	3.05%

	2.69%	2.62%	2.54%

(1)	Net interest income is the net amount of interest and similar income and interest expense and similar charges. See “Income Statement” on page 9.
(2)	Gross yield is the quotient of interest income divided by average earning assets.
(3)	Net yield is the quotient of net interest income divided by average earning assets.
(4)	Yield spread is the difference between gross yield on earning assets and the average cost of interest-bearing liabilities. For a discussion of the changes in yield spread over the periods presented, see “Item 5. Operating and Financial Review and Prospects—A. Operating results—Results of Operations for Santander—Interest Income / (Charges)” herein.

Return on Equity and Assets

The following table presents our selected financial ratios for the years indicated.

	Year Ended December 31,
	2011	2010	2009
ROA: Return on average total assets	0.50%	0.76%	0.86%
ROE: Return on average stockholders’ equity	7.14%	11.80%	13.90%
PAY-OUT: Dividends per average share as a percentage of net attributable income per average share (*)	34.33%	40.70%	46.09%
Average stockholders’ equity as a percentage of average total assets	6.10%	5.82%	5.85%

(*)	The pay-out ratio does not include in the numerator the amounts paid under the Santander Dividendo Elección program (scrip dividends) which are not dividends paid on account of the net attributable income of the period. Such dividends amount to €3,423.3 million, €1,668.8 million and €796.8 million for 2011, 2010 and 2009, respectively.

Interest-Earning Assets

The following table shows, by domicile of customer, the percentage mix of our average interest-earning assets for the years indicated. You should read this table in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”, and the footnotes thereto.

Interest-earning assets
	IFRS-IASB
	Year Ended December 31,
	2011	2010	2009
Cash and due from Central Banks
Domestic	0.75%	0.77%	0.79%
International	6.51%	4.85%	2.59%

	7.26%	5.62%	3.38%
Due from credit entities
Domestic	1.97%	2.69%	2.09%
International	4.71%	4.70%	5.81%

	6.68%	7.39%	7.90%
Loans and credits
Domestic	19.31%	20.56%	22.99%
International	45.64%	44.18%	43.55%

	64.95%	64.74%	66.54%
Debt securities
Domestic	3.76%	4.10%	4.00%
International	9.46%	9.86%	9.25%

	13.22%	13.96%	13.25%
Other interest-earning assets
Domestic	2.21%	2.53%	2.93%
International	5.68%	5.76%	6.00%

	7.89%	8.29%	8.93%
Total interest-earning assets
Domestic	28.00%	30.65%	32.80%
International	72.00%	69.35%	67.20%

	100.00%	100.00%	100.00%

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

The following tables show our short-term funds deposited with other banks at each of the dates indicated.

	IFRS-IASB At December 31,
	2011	2010	2009	2008	2007
	(in millions of euros)
Reciprocal accounts	2,658	1,264	713	663	418
Time deposits	11,419	13,548	21,382	25,456	13,569
Reverse repurchase agreements	10,647	36,721	29,490	18,569	30,276
Other accounts	27,002	28,322	28,252	34,104	13,380

	51,726	79,855	79,837	78,792	57,643
Of which impairment allowances	(37)	(17)	(26)	(254)	(18)

Investment Securities

At December 31, 2011, the book value of our investment securities was €154.0 billion (representing 12.3% of our total assets). These investment securities had a yield of 4.61% in 2011 compared with a yield of 3.76% in 2010, and a yield of 3.94% in 2009. Approximately €39.3 billion, or 27.3%, of our investment securities at December 31, 2011 consisted of Spanish Government and government agency securities. For a discussion of how we value our investment securities, see Note 2 to our consolidated financial statements.

The following tables show the book values of our investment securities by type and domicile of counterparty at each of the dates indicated.

	IFRS-IASB Year Ended December 31,
	2011	2010	2009
Debt securities	(in millions of euros)
Domestic-
Spanish Government	37,698	35,110	37,770
Other domestic issuer:
Public authorities	1,611	553	543
Other domestic issuer	8,409	7,915	8,125

Total domestic	47,718	43,578	46,438
International-
United States:
U.S. Treasury and other U.S. Government agencies	514	1,122	1,184
States and political subdivisions	1,420	1,743	1,715
Other securities	11,115	11,598	12,965

Total United States	13,049	14,463	15,864
Other:
Governments	58,619	60,737	41,108
Other securities	24,647	31,961	48,291

Total Other	83,266	92,698	89,399

Total International	96,315	107,161	105,263

Less- Allowance for credit losses	(251)	(144)	(167)
Less- Price fluctuation allowance	—	—	—

Total Debt Securities	143,782	150,595	151,534

Equity securities
Domestic	3,574	5,458	6,070
International-
United States	1,283	1,931	1,490
Other	5,376	16,274	14,896

Total international	6,659	18,205	16,386

Less- Price fluctuation allowance	—	—	—

Total Equity Securities	10,233	23,663	22,456

Total Investment Securities	154,015	174,258	173,990

The following table sets out the aggregate book value and aggregate market value of the securities of single issuers, other than the Government of the United States, which exceeded 10% of our stockholders’ equity as of December 31, 2011 (and other debt securities with aggregate values near to 10% of our stockholders’ equity).

	Aggregate as of December 31, 2011
	Book value	Market value
	(in millions of euros)
Debt securities:
Exceed 10% of stockholders’ equity:
Spanish Government and public authorities	39,309	39,309
Near 10% of stockholders’ equity:
Federative Republic of Brazil:	5,920	5,920

The following table shows the maturities of our debt investment securities (before impairment allowances) at December 31, 2011.

	Year Ended December 31, 2011
		Maturing	Maturing
	Maturing	Between	Between	Maturing
	Within	1 and	5 and	After
	1 Year	5 Years	10 Years	10 Years	Total
Debt Securities	(in millions of euros)
Domestic:
Spanish Government	9,387	7,287	16,875	4,149	37,698
Other domestic issuer:
Public authorities	142	1,225	243	1	1,611
Other domestic issuer	3,350	3,090	666	1,303	8,409
Total domestic	12,879	11,602	17,784	5,453	47,718
International:
United States:
U.S. Treasury and other U.S. Government agencies	500	8	2	4	514
States and political subdivisions	23	53	17	1,327	1,420
Other securities	371	2,310	722	7,712	11,115
Total United States	894	2,371	741	9,043	13,049
Other:
Governments	20,842	26,777	8,946	2,054	58,619
Other securities	10,787	6,422	5,106	2,332	24,647
Total Other	31,629	33,199	14,052	4,386	83,266
Total International	32,523	35,570	14,793	13,429	96,315

Total debt investment securities	45,402	47,172	32,577	18,882	144,033

Loan Portfolio

At December 31, 2011, our total loans and advances to customers equaled €769.0 billion (61.45% of our total assets). Net of allowances for credit losses, loans and advances to customers equaled €750.1 billion at December 31, 2011 (59.9% of our total assets). In addition to loans, we had outstanding at December 31, 2007, 2008, 2009, 2010 and 2011 €102.2 billion, €123.3 billion, €150.6 billion, €180.0 billion and €181.6 billion respectively, of undrawn balances available to third parties.

Loans by Geographic Area and Type of Customer

The following tables illustrate our loans and advances to customers (including securities purchased under agreement to resell), by domicile and type of customer, at each of the dates indicated.

	IFRS-IASB At December 31,
	2011	2010	2009	2008	2007
	(in millions of euros)
Loans to borrowers in Spain (**):
Spanish Government	12,147	12,137	9,803	7,668	5,633
Commercial, financial, agricultural and industrial	65,935	67,940	70,137	56,290	45,170

Real estate and construction (*)	36,260	38,419	42,515	48,099	46,837
Other mortgages	69,297	74,462	68,866	59,784	59,269
Installment loans to individuals	12,964	15,985	20,070	21,506	21,533
Lease financing	5,043	6,195	7,534	9,253	9,644
Other	12,912	12,475	11,420	37,647	49,995

Total	214,558	227,613	230,345	240,247	238,081

Loans to borrowers outside Spain (**):
Non-Spanish Governments	4,394	3,527	2,861	3,029	2,296
Commercial and industrial	225,961	217,747	174,763	127,839	143,046
Mortgage loans	296,330	269,893	249,065	201,112	179,164
Other	27,793	25,071	43,390	67,127	17,207

Total	554,478	516,238	470,079	399,107	341,713

Total loans and leases, gross	769,036	743,851	700,424	639,354	579,794

Allowance for possible loan losses (***)	(18,936)	(19,697)	(17,873)	(12,466)	(8,695)

Loans and leases, net of allowances	750,100	724,154	682,551	626,888	571,099

(*)	As of December 31, 2011, the portfolio of loans to construction and property development companies with real estate purposes, defined in accordance with the Bank of Spain’s purpose-based classification guidelines, amounted to €23,442 million.
(**)	Credit of any nature granted to credit institutions is included in the “Loans and advances to credit institutions” caption of our balance sheet.
(***)	Refers to loan losses of “Loans and Advances to customers”. See “Item 3. Key information—A. Selected Financial Data”.

At December 31, 2011, our loans and advances to associated companies and jointly controlled entities amounted to €146 million (see “Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions”). Excluding government-related loans and advances, the largest outstanding exposure to a single counterparty at December 31, 2011 was €4.6 billion (0.6% of total loans and advances, including government-related loans), and the five next largest exposures totaled €7.0 billion (0.9% of total loans, including government-related loans).

Maturity

The following table sets forth an analysis by maturity of our loans and advances to customers by domicile and type of customer at December 31, 2011.

	Maturity
	Less than		One to five		Over five
	one year		years		years		Total
	Balance	% of Total	Balance	% of Total	Balance	% of Total	Balance	% of Total
	(in millions of euros, except percentages)
Loans to borrowers in Spain: (*)
Spanish Government	4,271	2.12%	3,630	2.03%	4,246	1.09%	12,147	1.58%
Commercial, financial, agriculture and industrial	30,142	14.97%	17,708	9.90%	18,085	4.65%	65,935	8.57%
Real estate and construction	3,645	1.81%	3,786	2.12%	28,829	7.42%	36,260	4.72%
Other mortgages	6,582	3.27%	5,079	2.84%	57,635	14.83%	69,296	9.01%
Installment loans to individuals	5,537	2.75%	4,935	2.76%	2,492	0.64%	12,964	1.69%
Lease financing	881	0.44%	2,522	1.41%	1,640	0.42%	5,043	0.66%
Other	6,335	3.15%	3,687	2.06%	2,891	0.74%	12,913	1.68%

Total borrowers in Spain	57,393	28.50%	41,347	23.11%	115,818	29.79%	214,558	27.90%

Loans to borrowers outside Spain: (*)
Non-Spanish Governments	1,678	0.83%	1,253	0.70%	1,463	0.38%	4,394	0.57%
Commercial and Industrial	109,338	54.30%	91,725	51.28%	24,898	6.40%	225,961	29.38%
Mortgage loans	15,483	7.69%	38,318	21.42%	242,529	62.38%	296,330	38.53%
Other	17,456	8.67%	6,222	3.48%	4,115	1.06%	27,793	3.61%

Total loans to borrowers outside Spain	143,955	71.50%	137,518	76.88%	273,005	70.21%	554,478	72.10%

Total loans and leases, gross	201,348	100.00%	178,865	100.00%	388,823	100.00%	769,036	100.00%

(*)	Credit of any nature granted to credit institutions is included in the “Loans and advances to credit institutions” caption of our balance sheet.

Fixed and Variable Rate Loans

The following table sets forth a breakdown of our fixed and variable rate loans having a maturity of more than one year at December 31, 2011.

	Fixed and variable rate loans
	having a maturity of more than one year
	Domestic	International	Total
	(in millions of euros)
Fixed rate	27,749	141,669	169,418
Variable rate	129,416	268,854	398,270

Total	157,165	410,523	567,688

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

	IFRS-IASB
	2011		2010		2009
		% of		% of		% of
		total		total		total
		assets		assets		assets
	(in millions of euros, except percentages)
OECD (1) (2) Countries:
Total OECD Countries	17,736	1.12%	13,613	1.12%	14,327	1.29%

Non-OECD Countries:
Latin American Countries (2) (3)	5,730	0.65%	7,885	0.65%	8,298	0.75%
Total Non-OECD	17,944	1.73%	21,096	1.73%	20,215	1.82%
Total	35,680	2.85%	34,709	2.85%	34,542	3.11%

(1)	The Organization for Economic Cooperation and Development.
(2)	Aggregate outstandings in any single country in this category do not exceed 0.75% of our total assets.
(3)	With regards to these cross-border outstandings, at December 31, 2009, 2010 and 2011, we had allowances for country-risk equal to €30.3 million, €30.3 million, and €16.6 respectively. Such allowances for country-risk exceeded the Bank of Spain’s minimum requirements at such dates.

As of December 31, 2011, 2010 and 2009, we did not have any cross-border outstanding to any single borrower that exceeded 0.75% of total assets.

Exposure to sovereign counterparties by credit rating

Our exposure to sovereign counterparties (the exposure is included in the financial statement line items “Financial assets held for trading – Debt instruments”, “Other financial assets at fair value through profit or loss – Debt instruments”, “Available for sale financial assets – Debt instruments” and “Loans and receivables-Debt instruments”) organized by credit rating and our exposure to private and sovereign debt organized by origin of the issuer is included in Note 7 to the Financial Statements.

Additionally, in Note 10 to our consolidated financial statements we present the disclosure by credit rating of our exposure to sovereign counterparties recorded under the caption “loans and advances to customers”.

The detail of Santander Group’s total risk exposure (excluding the value of any collateral associated with the corresponding balances) to the peripheral countries of the Eurozone at December 31, 2011, based on the country of the issuer or borrower in terms of sovereign risk and private sector exposure, is as follows:

Sovereign risk by country of issuer/borrower (**)

	Millions of euros
		Debt instruments				Derivatives
	Balances with central banks	Financial assets held for trading and Other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables	Loans and advances to customers (*)	Direct exposure	Indirect exposure (CDSs)	Total on- balance-sheet exposure	Contingent liabilities and commitments (off- balance exposure)	Total exposure
Spain	4,841	8,060	29,975	1,274	12,147	225	—	56,522	2,848	59,370
Portugal	1,359	83	1,741	—	847	846	—	4,876	272	5,148
Italy	9	406	247	—	—	15	(15)	662	—	662
Greece	—	—	84	—	—	—	—	84	—	84
Ireland	—	—	—	—	—	139	—	139	—	139

(*)	Presented excluding impairment losses recognized (€3 million).
(**)	Repurchase agreement exposure is included in “Balances with central banks”and in “Loans and advances to customers”.

Private sector exposure by country of issuer/borrower (**)

	Millions of euros
		Debt instruments				Derivatives
	Loans and advances to credit institutions	Financial assets held for trading and Other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables	Loans and advances to customers (*)	Direct exposure	Indirect exposure (CDSs)	Total on- balance-sheet exposure	Contingent liabilities and commitments (off- balance exposure)	Total exposure
Spain	5,547	2,069	5,385	955	202,411	3,226	(46)	219,547	63,025	282,572
Portugal	—	862	907	1,935	23,337	468	(8)	27,501	7,706	35,207
Italy	—	359	88	98	11,705	(308)	(4)	11,938	3,402	15,340
Greece	—	—	—	—	170	64	—	234	138	372
Ireland	—	211	281	150	491	286	—	1,419	110	1,529

(*)	Presented excluding impairment losses recognized (€7,273 million).
(**)	Repurchase agreement exposure is disclosed in “Loans and advances to credit institutions”and “Loans and advances to customers”.

The following information presents the notional amount of the CDSs at December 31, 2011 detailed in the foregoing tables:

		Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Private	3,288	4,122	(834)	96	(142)	(46)
Portugal	Sovereign	211	211	—	60	(60)	—
	Private	409	448	(39)	93	(101)	(8)
Italy	Sovereign	429	614	(185)	46	(61)	(15)
	Private	1,106	1,129	(23)	114	(118)	(4)
Greece	Sovereign	223	223	—	158	(158)	—
	Private	54	44	10	9	(9)	—
Ireland	Sovereign	9	9	—	1	(1)	—
	Private	60	60	—	5	(5)	—

Classified Assets

In the following pages, we describe the Bank of Spain’s requirements for classification of non-performing assets. The Group has established a credit loss recognition process that is independent of the process for balance sheet classification and removal of impaired loans from the balance sheet.

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

Bank of Spain’s Classification Requirements

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

All outstandings must be assigned to the country of residence of the client except in the following cases:

–	Outstandings guaranteed by residents in other countries in a better category should be classified in the category of the guarantor.

–	Fully secured loans, when the security covers sufficiently the outstanding risk and can be enforced in Spain or in any other “category 1” country, should be classified as category 1.

–	Outstanding risks with foreign branches of a bank should be classified according to the residence of the headquarters of those branches.

The Bank of Spain has established six categories to classify such countries, as shown in the following table:

Country-Risk Categories	Description
1	European Union, Norway, Switzerland, Iceland, USA, Canada, Japan, Australia and New Zealand
2	Low risk countries not included in 1
3	Countries with transitory difficulties
4	Countries with serious difficulties
5	Doubtful countries
6	Bankrupt countries

The Bank of Spain allows each bank to decide how to classify the listed countries within this classification scheme, subject to the Bank of Spain’s oversight. The classification is made based on criteria such as the payment record (in particular, compliance with renegotiation agreements), the level of the outstanding debt and of the charges for debt services, the debt quotations in the international secondary markets and other indicators and factors of each country as well as all the criteria indicated by the Bank of Spain. All credit extensions and off-balance sheet risks included in country-risk categories 3 to 6, except the excluded cases described below, will be classified as follows:

–	Sub-standard assets: All outstandings in categories 3 and 4 except when they should be classified as non-performing or charged-off assets due to credit risk attributable to the client.

–	Non-performing assets: All outstandings in category 5 and off-balance sheet risks classified in category 6, except when they should be classified as non-performing or charged-off assets due to credit risk attributable to the client.

–	Charged-off assets: All other outstandings in category 6 except when they should be classified as charged-off assets due to credit risk attributable to the client.

Among others, the Bank of Spain excludes from country-risk outstandings:

–	Regardless of the currency of denomination of the asset, risks with residents in a country registered in subsidiary companies or multigroup companies in the country of residence of the holder.

–	Any trade credits established by letter of credit or documentary credit with a due date of one year or less after the drawdown date.

–	Any interbank obligations of branches of foreign banks in the European Union and of the Spanish branches of foreign banks.

–	Private sector risks in countries included in the monetary zone of a currency issued by a country classified in category 1; and

–	Any negotiable financial assets purchased at market prices for placement with third parties within the framework of a portfolio separately managed for that purpose, held for less than six months by the company.

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

The following table shows the amount of non accrued interest owed on impaired assets and the amount of such interest that was received:

	IFRS-IASB At December 31,
	2011	2010	2009
	(in millions of euros)
Non accrued interest on the basis of contractual terms owed on impaired assets
Domestic	463	359	382
International	1,263	1,118	915

Total	1,726	1,477	1,297
Non accrued interest on the basis of contractual terms received on impaired assets
Domestic	215	165	151
International	199	180	158

Total	414	345	309

The balances of impaired loans as of December 31, 2011, 2010 and 2009 are as follows:

	Millions of Euros
	2011	2010	2009
Other impaired loans (*)	4,591	4,872	3,284
Impaired loans more than ninety days past due	27,445	23,650	21,270

Total impaired loans	32,036	28,522	24,554

(*)	See above “Bank of Spain Classification Requirements- d) Other Non-Performing Assets” for a detailed explanation of assets included under this category.

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

The Bank of Spain requires that we develop internal models to calculate the allowances for both credit risk and country-risk based on historical experience. As of July 2008, the Bank of Spain had approved for regulatory capital calculation purposes the Group’s internal models affecting the vast majority of the Group’s credit risk net exposure. The Bank of Spain will continue to review the models for the purpose of calculating allowances for loan losses. The calculation obtained based on the output parameters of internal models is consistent with the best estimate of the Group as to the probable losses using possible scenarios which rely on the approved internally developed models, and which constitute an appropriate basis for determining loan loss allowances. While these models are not yet approved by the Bank of Spain for loan loss allowance calculation, we are required to calculate the allowances according to the instructions described below. The difference between loan loss provisions calculated using internal models and those calculated under Bank of Spain Guidance, was not material for any of the three years ending December 31, 2011.

The global allowances will be the sum of those corresponding to losses in specific transactions (Specific Allowances) and those not specifically assigned (General Allowance for inherent losses) due to credit risk, plus the Allowances for Country-Risk.

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

Our methodology for determining the general allowance for incurred loan losses, intends to identify the amount of incurred losses as of the balance sheet date of loans that have not yet been identified as impaired, but that we estimate based on our past history and specific facts that will manifest within a one year lead time period from the balance sheet date. The above demonstrates those loans were having problems as of the balance sheet date. That is what we call inherent losses in the context of our internal models in which loan loss allowances are calculated.

Since 1993 we have used our internal models for assigning solvency and internal ratings, which measure the degree of risk of a client or transaction. Each rating corresponds to a certain probability of default or non-payment, the result of the Group’s past experience, except for some designated low default portfolios. We have approximately 300 internal rating models for risk admission and monitoring (models for corporate, sovereign, financial institutions; medium and small companies, retail, etc.).

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

–	Loss given default (“LGD”) is the loss arising in the event of default. It depends mainly on the guarantees associated with the transaction.

Estimation is based on the Group’s own internal experience, i.e. the historical records of default for each rating as well as the recoveries experience regarding non performing loans:

–	In portfolios where the internal experience of defaults is scant, such as banks, sovereigns or global wholesale banking, estimates of the parameters come from alternative sources: market prices or studies of outside agencies which draw on the shared experience of a sufficient number of institutions. These portfolios are called low default portfolios.

–	For the rest of portfolios, estimates are based on the institution’s internal experience.

The LGD calculation is based on the analysis of recoveries of past due transactions, considering not only revenues and costs associated with the collection process, but also the moment when these revenues and costs take place and all indirect costs linked to the collecting activity.

The estimation of the exposure at default (“EAD”) comes from comparing the use of the lines committed at the moment of default and a normal situation, in order to identify the real consumption of the lines at the time of default.

Once estimated, the credit risk parameters are assigned to assets that are not past due and play an essential role in the risk management and decision taking processes. These parameters are used by several management tools such as (1) pre-classifications, (2) economic capital, (3) return on risk adjusted capital (“RORAC”), or (4) stress scenarios.

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

Allowances for Country risk

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

Bank of Spain’s Foreclosed Assets Requirements

If a Spanish bank eventually acquires the properties (residential or not) which secure loans or credits, the Bank of Spain requires that the value of the foreclosed assets should be the lesser of the amount of the debt (net of allowances) and the fair value of the foreclosed assets less the estimated selling costs (which shall be at least 10% of such value).

After the initial registration, the Bank of Spain requires that the valuation consider the amount of time acquired assets have been held, which is a clear indication of impairment. The entity will recognize impairment (unless the bids received indicate a higher amount) at least as large as the amount resulting from applying the following discounts to the initial valuation:

Terms from acquisition	% Coverage
Over 12 months	20
Over 24 month	30

Bank of Spain’s Charge-off Requirements

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

	IFRS-IASB
	Year Ended December 31,
	2011	2010	2009	2008	2007
	(in millions of euros)
Allowance for credit losses at beginning of year
Borrowers in Spain	6,810	6,993	5,949	4,512	4,318
Borrowers outside Spain	12,929	10,906	6,771	4,284	3,970

Total	19,739	17,899	12,720	8,796	8,288

Consolidation/deconsolidation of companies’ credit loss allowances (1)
Borrowers in Spain	—	—	—	—	—
Borrowers outside Spain	(1,267)	—	1,426	2,310	7

Total	(1,267)	—	1,426	2,310	7

Recoveries of loans previously charged off (2)
Borrowers in Spain	297	201	115	130	149
Borrowers outside Spain	1,503	1,000	800	570	464

Total	1,800	1,201	915	700	613

Net provisions for credit losses (2)
Borrowers in Spain	2,871	2,125	2,500	928	659
Borrowers outside Spain	8,169	8,142	8,588	4,969	2,762

Total	11,040	10,267	11,088	5,897	3,421

Charge offs against credit loss allowance
Borrowers in Spain	(2,798)	(2,174)	(1,237)	(732)	(574)
Borrowers outside Spain	(9,632)	(8,739)	(8,558)	(3,821)	(2,746)

Total	(12,430)	(10,913)	(9,795)	(4,553)	(3,320)

Other movements (3)	106	1,285	1,545	(430)	(213)

Allowance for credit losses at end of year (4) (5)
Borrowers in Spain	6,907	6,810	6,993	5,949	4,512
Borrowers outside Spain	12,081	12,929	10,906	6,771	4,284

Total	18,988	19,739	17,899	12,720	8,796

Average loans outstanding
Borrowers in Spain	217,235	224,642	230,642	235,002	215,521
Borrowers outside Spain	513,568	482,407	436,857	340,939	330,253

Total	730,803	707,049	667,499	575,941	545,774

Net charge-offs against loan loss allowance to average loans ratio
Borrowers in Spain	1.15%	0.88%	0.49%	0.26%	0.20%
Borrowers outside Spain	1.58%	1.60%	1.78%	0.95%	0.69%

Total	1.45%	1.37%	1.33%	0.67%	0.50%

(1)	The line items titled “Consolidation/deconsolidation of companies’ credit loss allowances” refer to the valuation allowance as of the acquisition date for the loans acquired in the business combinations carried out during the period after the acquired receivables have been measured at their acquisition fair values. This disclosure was not applicable in 2010 and 2011 because the fair value of loans acquired in business combinations was disclosed net of allowances. The negative net balance is related to the deconsolidation of SCUSA which was accounted for by the equity accounted method in December 2011.
(2)	We have not included separate line items for charge-offs of loans not previously provided for (loans charged-off against income) and recoveries of loans previously charged-off as these are not permitted.
(3)	The changes in “Other Movements” from 2007, to 2008, to 2009, to 2010 and to 2011 principally reflect foreign exchange differences.
(4)	Allowances for the impairment losses on the assets making up the balances of “Loans and receivables—Loans and advances to customers”, “Loans and receivables—Loans and advances to credit institutions” and “Loans and receivables – Debt securities”. See “Item 3. Key information—A. Selected Financial Data”.
(5)	The segregation of the allowance for credit losses between Spain and outside Spain was made by geographical location of the Group’s company that accounts for the risk.

The table below shows a breakdown of recoveries, net provisions and charge-offs against credit loss allowance by type and domicile of borrower for the years indicated.

	Year Ended December 31,
	2011	2010	2009	2008	2007
	(in millions of euros)
Recoveries of loans previously charged off-
Domestic:
Commercial, financial, agricultural, industrial	135	41	32	30	32
Real estate and construction	31	32	15	5	11
Other mortgages	37	32	24	11	18
Installment loans to individuals	92	89	43	75	70
Lease finance	1	1	1	6	5
Other	1	6	—	3	13

Total Borrowers in Spain	297	201	115	130	149
Borrowers outside Spain
Government and official institutions	—	4	—	—	—
Commercial and industrial	1,208	877	732	484	397
Mortgage loans	197	72	35	28	30
Other	98	47	33	58	37

Borrowers outside Spain	1,503	1,000	800	570	464

Total	1,800	1,201	915	700	613
Net provisions for credit losses-
Domestic:
Commercial, financial, agricultural, industrial	935	647	753	265	(278)
Real estate and construction	641	674	528	(77)	240
Other mortgages	781	131	264	277	299
Installment loans to individuals	397	574	848	400	384
Lease finance	121	82	73	27	16
Other	(4)	17	34	36	(2)

Total Borrowers in Spain	2,871	2,125	2,500	928	659
Borrowers outside Spain
Government and official institutions	(4)	44	14	(8)	(2)
Commercial and industrial	6,754	7,257	7,668	2,710	2,016
Mortgage loans	966	453	533	243	238
Other	453	389	373	2,024	510

Borrowers outside Spain	8,169	8,143	8,588	4,969	2,762

Total	11,040	10,268	11,088	5,897	3,421
Charge offs against credit loss allowance
Domestic:
Commercial, financial, agricultural, industrial	(980)	(704)	(356)	(122)	(141)
Real estate and construction	(133)	(191)	(137)	(34)	(29)
Other mortgages	(592)	(369)	(236)	(62)	(12)
Installment loans to individuals	(870)	(841)	(481)	(503)	(357)
Lease finance	(220)	(61)	(26)	(3)	(1)
Other	(3)	(8)	(1)	(8)	(34)

Total Borrowers in Spain	(2,798)	(2,174)	(1,237)	(732)	(574)
Borrowers outside Spain
Government and official institutions	—	(43)	—	—	—
Commercial and industrial	(8,445)	(7,994)	(7,827)	(2,807)	(1,970)
Mortgage loans	(791)	(445)	(393)	(2)	(7)
Other	(396)	(257)	(338)	(1,012)	(769)

Borrowers outside Spain	(9,632)	(8,739)	(8,558)	(3,821)	(2,746)

Total	(12,430)	(10,913)	(9,795)	(4,553)	(3,320)

The table below shows a breakdown of allowances for credit losses by type and domicile of borrower for the years indicated.

Allowances for Credit Losses

	IFRS-IASB Year Ended December 31,
	2011	%	2010	%	2009	%	2008	%	2007	%
	(in millions of euros, except percentages)
Borrowers in Spain:
Commercial, financial, agricultural, industrial	1,579	8.32	1,499	7.59	1,743	9.74	1,690	13.29	1,121	12.75
Real estate and construction (*)	3,210	16.91	2,723	13.80	1,896	10.59	1,490	11.72	1,413	16.06
Other mortgages	1,325	6.98	1,329	6.73	1,375	7.68	1,272	10.00	805	9.16
Installment loans to individuals	690	3.63	1,065	5.40	1,674	9.35	1,182	9.29	927	10.53
Lease finance	101	0.53	169	0.85	216	1.21	113	0.89	162	1.85
Other	2	0.01	25	0.13	89	0.50	202	1.59	84	0.95

Total Borrowers in Spain	6,907	36.37	6,810	34.50	6,993	39.07	5,949	46.77	4,512	51.30
Borrowers outside Spain:
Government and official institutions	31	0.17	31	0.16	19	0.11	14	0.11	26	0.29
Commercial and industrial	9,334	49.16	9,811	49.70	8,529	47.65	4,518	35.52	2,762	31.40
Mortgage loans	1,791	9.43	1,876	9.50	1,555	8.69	1,615	12.70	1,355	15.40
Other	925	4.87	1,211	6.14	803	4.48	624	4.91	141	1.61

Total Borrowers outside Spain	12,081	63.63	12,929	65.50	10,906	60.93	6,771	53.23	4,284	48.70

Total	18,988	100.00	19,739	100.00	17,899	100.00	12,720	100.00	8,796	100.00

(*)	As of December 31, 2011, the allowances of the portfolio of loans to construction and property development companies with real estate purposes, defined in accordance with the Bank of Spain’s purpose-based classification guidelines, amounted to €2,824 million.

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

	IFRS At December 31,
Non-performing balances	2011	2010	2009	2008	2007
	(in millions of euros)
Past-due and other non-performing balances (1) (2) (3):
Domestic	15,340	12,474	10,406	6,406	1,887
International	16,696	16,048	14,148	7,785	4,291

Total	32,036	28,522	24,554	14,191	6,178

(1)	We estimate that the total amount of our non-performing balances fully provisioned under IFRS and which under U.S. GAAP would have been charged-off from the balance sheet was €5,106.4 million, €4,843.1 million, €2,996.6 million, €2,877.6 million and €1,582.0million, at December 31, 2011, 2010, 2009, 2008 and 2007, respectively.
(2)	Non-performing balances due to country risk were €7.0 million, €7.9million, €7.8 million, €2.6million and €6.7million, at December 31, 2011, 2010, 2009, 2008 and 2007, respectively.
(3)	We estimate that at December 31, 2011, 2010, 2009, 2008 and 2007 (i) the total amount of our non-performing past-due balances was €27,445.3 million, €23,650.2 million, €21,269.8 million, €11,773.3 million and €4,918.2 million respectively, and (ii) the total amount of our other non-performing balances was €4,591.1 million, €4,872.2 million, €3,283.9 million, €2,417.5 million, and €1,260.5 million respectively.

We do not believe that there is a material amount of assets not included in the foregoing table where known information about credit risk at December 31, 2011 (not related to transfer risk inherent in cross-border lending activities) gave rise to serious doubts as to the ability of the borrowers to comply with the loan repayment terms at such date.

The following table shows our financial assets classified as loans and receivables which are considered to be impaired due to credit risk at December 31, 2011, classified by geographical location of risk and by age of the oldest past-due amount (see Note 10.d, to our consolidated financial statements):

	Millions of euros
	With no past-due balances or less	With balances past due by
	than 3 months past due	3 to 6 months	6 to 9 months	9 to 12 months	More than 12 months	Total
Spain	2,962	3,574	1,589	1,956	4,902	14,983
European Union (excluding Spain)	474	3,360	1,018	703	2,752	8,307
United States and Puerto Rico	406	282	137	118	533	1,476
Other OECD countries	9	34	37	43	1	124
Latin America	440	2,438	1,339	1,075	1,103	6,395
Rest of the world	—	2	—	—	—	2

	4,291	9,690	4,120	3,895	9,291	31,287

The financial assets classified under the caption “loans and receivables” of our balance sheet as of December 31, 2011 that are considered to be impaired due to credit risk and bear past-due amounts of more than 12 months amounted to €9,291 million (29.7% of total impaired loans).

Evolution of Impaired Balances

The following tables show the movement in our impaired assets and contingent liabilities (excluding country risk, see “—Country risk Outstandings” herein).

	IFRS
(in millions of euros)	Quarter ended				Year ended Dec. 31,	Year ended Dec. 31,	Year ended Dec. 31,	Year ended Dec. 31,	Year ended Dec. 31,
	Mar. 31, 2011	Jun. 30, 2011	Sep. 30, 2011	Dec. 31, 2011	2011	2010	2009	2008	2007
Opening balance	28,522	28,494	30,186	30,910	28,522	24,554	14,191	6,179	4,608
Net additions	3,112	4,015	4,206	4,048	15,381	13,478	18,234	11,346	5,014
Increase in scope of consolidation	186	739	—	—	925	257	1,033	2,089	1
Exchange differences	(558)	(31)	(444)	672	(362)	1,147	890	(871)	(124)
Writeoffs	(2,767)	(3,031)	(3,037)	(3,594)	(12,430)	(10,914)	(9,794)	(4,552)	(3,320)
Closing balance	28,495	30,186	30,911	32,036	32,036	28,522	24,554	14,191	6,179

NPL balances increased in 2011 by €3,514 million to €32,036 million (an increase of 12.3% as compared to 2010). NPL balances were €28,522 million in 2010, a 16% increase as compared to €24,554 million in 2009. These variations reflect the impact of continued weak economic environments in some markets, mitigated in part by risk management activities. In 2011, NPLs fell at Santander Consumer Finance and Sovereign, but rose in both of the economies most affected by the crisis, namely Spain and Portugal, and, to a lesser extent, in the countries better placed in the economic cycle, such as the UK. In Latin America as a whole, the increase in NPLs tracked lending growth.

In 2011, net additions to non-performing balances increased by a total amount of €1,903 million as compared to a decrease of €4,756 million in 2010, mainly due to the deterioration in the economy in Spain that was more severe than foreseen.

The €925 million increase in the scope of consolidation in 2011 mainly reflects the impact from the consolidation of Bank Zachodni WBK in Poland during the year.

Charge-offs increased from 2010 to 2011 by €1,517 million as compared to a €1,119 million increase from 2009 to 2010. The increase during 2011 was of €624 million in Spain (+€937 million in 2010) and of €893 million outside Spain (+€182 million in 2010). The chargeoffs in Spain reflect the still weak Spanish economy. Outside Spain charge-offs increased more than the previous year mainly due to the growth of the credit portfolio in Latin America.

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

	IFRS At December 31,
	2011	2010	2009	2008	2007
	(in millions of euros, except percentages)
Computable credit risk (1)	822,657	804,036	758,347	697,200	649,342

Non-performing balances by segments:
Individuals	15,981	15,606	14,590	10,114	4,775
Mortgages	6,872	6,304	6,111	3,239	1,585
Consumer loans	6,254	6,487	6,164	5,711	2,696
Credit cards and others	2,855	2,815	2,315	1,164	494
Enterprises	14,995	11,321	7,812	2,860	1,310
Corporate Banking	954	1,550	2,127	1,130	62
Public sector	106	45	25	87	32

Total non performing balances	32,036	28,522	24,554	14,191	6,179

Allowances for non-performing balances	19,661	20,748	18,497	12,863	9,302

Ratios
Non-performing balances to computable credit risk	3.89%	3.55%	3.24%	2.04%	0.95%
Coverage ratio (2)	61.37%	72.74%	75.33%	90.64%	150.55%
Balances charged-off to total loans and contingent liabilities	1.29%	1.21%	1.17%	0.55%	0.41%

(1)	Computable credit risk is the sum of the face amounts of loans and leases (including non-performing assets but excluding country risk loans), guarantees and documentary credits.
(2)	Allowances for non-performing balances as a percentage of non-performing balances.

The ratio of non-performing balances to computable credit risk was 3.89%, 3.55%, 3.24%, 2.04%, and 0.95%, and for the Group as a whole as of December 31, 2011, 2010, 2009, 2008 and 2007, respectively. The 34 basis point increase in 2011 reflects the impact of the deterioration of the economic environment. This continued weakness increased the NPLs ratio, due both to the rise in bad and doubtful loans (the numerator) as well as the slower growth in lending (denominator).

The increase in non-performing balances is also aggravated through the classification as non-performing of the entire outstanding principal amount and accrued interest on any loan on which any payment of principal, interest or agreed cost is 90 days or more past due. We refer to this effect as the “individual loan drag effect”. An additional impact occurs by the so-called “client drag effect”, through which Spanish banking groups classify as non-performing the aggregate risk exposure (including off-balance sheet risks) to a single obligor, whenever the amount of non-performing balances of such obligor exceeds 25% of its total outstanding risks (excluding non-accrued interest on loans to such borrower). Both drag effects have a larger impact in the case of mortgages and corporate loans due to the greater average amount of these loans. For more detailed information on credit risk, particularly real estate risk in Spain, please see “Item 11. Quantitative And Qualitative Disclosures About Market Risk. Part 4. Credit Risk”.

The NPL coverage ratio was 61.4% in 2011, as compared to a coverage ratio of 72.7% at the end of 2010. This ratio is calculated as allowances for non-performing balances as a percentage of non-performing balances.

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

We establish our expectations of credit loss (and our corresponding allowances) for our entire loan portfolio, not just for our non-performing balances. Our expectations of credit loss for our entire portfolio typically increase at a slower rate than the rate at which our non-performing balances increase, particularly during an economic downturn, when non-performing loans grow quickly but the performing loan portfolio grows at a slower pace and with lower-risk loans, reflecting caution due to macroeconomic conditions. As a result, the ratio of our non-performing balances to computable credit risk typically increases since the numerator (non-performing balances) increases faster than the denominator (computable credit risk). Similarly, our coverage ratio typically decreases since, for the reasons discussed above, the numerator (allowances for credit losses) does not increase as quickly as the denominator (non-performing balances).

We are currently highly exposed to real estate markets, especially in Spain and the United Kingdom. The mortgage portfolio of the commercial network in Spain accounted for a 34% of the total loan portfolio of this segment and in the United Kingdom it comprised more than 80%. Mortgage loans are one of our principal assets, comprising 52% of our loan portfolio as of December 31, 2011, and we are focused on first home mortgages. From 2002 to 2007, demand for housing and mortgage financing in Spain increased significantly driven by, among other things, economic growth, declining unemployment rates, demographic and social trends, and historically low interest rates in the Eurozone. The United Kingdom experienced a similar increase in housing and mortgage demand, driven by, among other things, economic growth, declining unemployment rates, demographic trends and the increasing prominence of London as an international financial center. In this favorable environment, we maintained prudent risk management with a mortgage portfolio focused on first homes with low average loan to value. As a result of the general macroeconomic deterioration in the second half of 2008, a percentage of these assets became non-performing and, as a result of the quality of the collateral, the inexistence of both option adjustable rate mortgage (“ARM”) loans and of monthly payments below accrued interest, the requirements of allowances for these non-performing assets have remained low.

Other non-accruing balances

As described previously herein under “Bank of Spain Classification Requirements”, we do not classify our loans and contingent liabilities to borrowers in countries with transitory difficulties (category 3) and countries in serious difficulties (category 4) as impaired balances. Loans and contingent liabilities in these categories do not stop accruing interest. However, we treat category 5 (doubtful countries) country-risk outstandings as both a non-accruing and impaired balance.

Summary of non-accrual balances	IFRS-IASB Year Ended December 31,
	2011	2010	2009	2008	2007
	(in millions of euros)
Balances classified as non-performing balances	32,036.0	28,522.4	24,553.6	14,190.8	6,178.7
Non-performing balances due to country risk	7.0	7.9	7.8	2.6	6.7

Total non-accruing balances	32,043.0	28,530.3	24,561.4	14,193.4	6,185.4

As of December 31, 2011, 2010, 2009, 2008 and 2007, the amounts of refinanced loans were €10,167 million, €5,956 million, €3,829 million, €648.7 million and €465.2 million, respectively. A definition of refinanced loans and a detailed explanation of the corporate policy of restructurings can be found under “Item 11. Quantitative and Qualitative Disclosures About Market Risk – Part 4. Credit risk – Credit exposure in Spain – Restructuring and Payment Agreements” herein. The strong increase in 2009 and 2010 was directly related to the increase in non-performing loans. In 2011, the main increases were in the commercial business and individual segments.

Foreclosed Assets

The tables below set forth the movements in our foreclosed assets for the periods shown.

	IFRS-IASB
	Quarterly movements				Year Ended December 31,
	Mar. 31, 2011	Jun. 30, 2011	Sep. 30, 2011	Dec. 31, 2011	2011	2010	2009
	(in millions of euros, except percentages)
Opening balance	4,046	4,469	5,051	5,325	4,046	2,716	1,310
Foreclosures	878	1,078	613	806	3,375	3,164	3,384
Sales	(455)	(496)	(339)	(678)	(1,968)	(1,834)	(1,978)

Gross foreclosed assets	4,469	5,051	5,325	5,453	5,453	4,046	2,716
Allowances established	1,257	1,403	1,503	1,683	1,683	1,138	713

Closing balance (net)	3,212	3,648	3,822	3,770	3,770	2,908	2,003
Allowance as a percentage of foreclosed assets	28.13%	27.78%	28.22%	30.86%	30.86%	28.14%	26.27%

Additionally, the measures adopted in Spain to achieve more efficient risk management included the acquisition and foreclosure of real estate assets in payment of customer’s debts. At December 31, 2011 the net balance of these assets amounted to €4,274 million, as compared to €5,196 million in 2010. The allowances covering the value of these foreclosed and acquired assets were approximately €4,278 million in 2011 and €2,313 million in 2010 (coverage of 50% and 31%, respectively).

Liabilities

Deposits

The principal components of our deposits are customer demand, time and notice deposits, and international and domestic interbank deposits. Our retail customers are the principal source of our demand, time and notice deposits. For an analysis, by domicile of customer, of average domestic and international deposits by type for 2009, 2010 and 2011 see “—Average Balance Sheets and Interest Rates—Liabilities and Interest Expense”.

We compete actively with other commercial banks and with savings banks for domestic deposits. Our share of customer deposits in the Spanish banking system (including Cajas de Ahorros) was 18.0% at December 31, 2011, according to figures published by the Spanish Banking Association (“AEB”) and the Confederación Española de Cajas de Ahorros (“CECA”). See “—Competition” herein.

The following tables analyze our year-end deposits.

Deposits (from central banks and credit institutions and customers) by type of deposit

	IFRS-IASB At December 31,
Deposits from central banks and credit institutions-	2011	2010	2009
	(in millions of euros)
Reciprocal accounts	604	423	948
Time deposits	82,817	57,233	78,325
Other demand accounts	3,396	2,678	3,341
Repurchase agreements	51,316	78,197	56,818
Central bank credit account drawdowns	5,005	1,580	2,659
Other financial liabilities associated with transferred financial assets	—	—	—
Hybrid financial liabilities	—	1	—

Total	143,138	140,112	142,091
Customer deposits-

Demand deposits-
Current accounts	155,455	148,066	135,895
Savings accounts	140,583	136,694	127,941
Other demand deposits	3,179	3,431	3,570
Time deposits-	—	—	—
Fixed-term deposits	257,498	275,629	192,245
Home-purchase savings accounts	174	231	316
Discount deposits	732	448	448
Funds received under financial asset transfers	—	—	—
Hybrid financial liabilities	4,594	4,754	5,447
Other financial liabilities associated with transferred financial assets	—	—	—
Other time deposits	139	154	212
Notice deposits	1,338	1,316	2,208
Repurchase agreements	68,841	45,653	38,693

Total	632,533	616,376	506,975

Total deposits	775,671	756,488	649,066

Deposits (from central banks and credit institutions and customers) by office location.

	IFRS-IASB At December 31,
Deposits from central banks and credit institutions-	2011	2010	2009
	(in millions of euros)
Due to credit institutions
Offices in Spain	69,411	43,998	68,500
Offices outside Spain:
Other EU countries	33,989	60,145	56,157
United States	10,652	11,529	1,002
Other OECD countries (1)	82	26	39
Central and South America (1)	29,003	24,414	16,371
Other	1	—	22
Total offices outside Spain	73,727	96,114	73,591

Total	143,138	140,112	142,091

Customer deposits
Offices in Spain	202,022	218,788	170,760
Offices outside Spain:
Other EU countries	260,529	230,929	199,169
United States and Puerto Rico	43,437	40,855	37,851
Other OECD countries (1)	939	998	1,101
Central and South America (1)	125,343	124,334	96,805
Other	263	472	1,289
Total offices outside Spain	430,511	397,588	336,215

Total	632,533	616,376	506,975

Total deposits	775,671	756,488	649,066

(1)	In this schedule Mexico is classified under “Central and South America”.

The following table shows the maturity of time deposits (excluding inter-bank deposits) in denominations of $100,000 or more for the year ended December 31, 2011. Large denomination customer deposits may be a less stable source of funds than demand and savings deposits.

	Year Ended December 31, 2011
	Domestic	International	Total
	(in millions of euros)
Under 3 months	16,019	36,276	52,295
3 to 6 months	4,486	7,735	12,221
6 to 12 months	8,149	16,917	25,066
Over 12 months	9,726	36,610	46,336

Total	38,380	97,538	135,918

The aggregate amount of deposits held by non-resident depositors (banks and customers) in our domestic branch network was €56.9 million, €64.0 million, and €87.1 million, at December 31, 2011, 2010 and 2009, respectively.

Short-Term Borrowings	IFRS-IASB At December 31,
	2011		2010		2009
		Average		Average		Average
	Amount	Rate	Amount	Rate	Amount	Rate
	(in millions of euros, except percentages)
Securities sold under agreements to repurchase (principally Spanish Treasury notes and bills):
At December 31	120,156	3.60%	123,859	2.38%	95,512	1.85%
Average during year	124,788	3.46%	98,171	3.01%	90,542	2.24%
Maximum month-end balance	129,570		123,859		101,312
Other short-term borrowings:
At December 31	11,774	1.78%	6,871	4.48%	28,678	3.75%
Average during year	7,761	2.69%	20,384	1.51%	34,033	2.65%
Maximum month-end balance	11,774		29,273		41,760

Total short-term borrowings at year-end	131,930	3.43%	130,730	2.49%	124,190	2.29%

Competition

We face strong competition in all of our principal areas of operation from other banks, savings banks, credit co-operatives, brokerage services, on-line banks, insurance companies and other financial services firms.

Banks

At the end of December 2011, Banco Bilbao Vizcaya Argentaria, S.A. and Banco Santander, S.A. accounted for approximately 58.9% of loans and 64.6% of deposits of all Spanish banks, which in turn represented 30.1% of loans and 31.2% of deposits of the financial system, according to figures published by the AEB and the CECA.

Foreign banks also have a presence in the Spanish banking system as a result of liberalization measures adopted by the Bank of Spain in 1978. At December 31, 2011, there were 87 foreign banks (of which 79 were from European Union countries) with branches in Spain. In addition, there were 20 Spanish subsidiary banks of foreign banks (of which 15 were from European Union countries).

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

In addition, we face strong competition outside Spain, particularly in Argentina, Brazil, Chile, Mexico, Portugal, the United Kingdom, Germany, Poland, and the United States. In these corporate and institutional banking markets, we compete with the large domestic banks active in these markets and with the major international banks.

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

Savings Banks

Spanish savings banks (“Cajas de Ahorros”) are mutual organizations which engage in the same activities as banks, but primarily take deposits and make loans, principally to individual customers and small to medium-sized companies. The Spanish savings banks provided strong competition for the demand and savings deposits through a vast network of offices in Spain. Royal Decree-Law 2/2011, of February 18, was designed to reinforce the Spanish financial system and opened up a new stage in the process of restructuring and strengthening the Spanish savings banks. The focus was set on recapitalizing institutions that needed more capital and encouraging the savings banks to transfer their financial activity to a bank to ease their access to capital markets and wholesale funding. As of December 31, 2011, the downsizing of the savings sector within this framework is nearly finalized and most savings banks have completed their conversion into commercial banks. The Spanish savings banks’ share of domestic loans and deposits is no longer significant.

Credit Co-operatives

Credit co-operatives are active principally in rural areas. They provide savings and loan services including financing of agricultural machinery and supplies. They are also a source of competition.

Brokerage Services

We face competition in our brokerage activities in Spain from brokerage houses of other financial institutions.

Spanish law provides that any investment services company authorized to operate in another Member State of the European Union may conduct business in Spain from an office outside Spain, once the CNMV receives notice from the institution’s home country supervisory authority about the institution’s proposed activities in Spain.

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

The Bank of Spain has the following supervisory powers over Spanish banks, subject to applicable laws, rules and regulations issued by the Spanish Government and its Ministry of Economy and Competitiveness:

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

“Qualifying Liabilities” are broadly defined as deposits and debt securities issued. The Liquidity Ratio is 1% over Qualifying Liabilities except in relation to deposits with stated maturity greater than two years, deposits redeemable at notice after two years, repos and debt securities with a stated maturity greater than two years, for which the ratio is 0%.

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

Capital Adequacy Requirements

Spain forms part of the Basel Committee on Banking Regulations and Supervisory Practices. We calculate our capital requirements under this Committee’s criteria. In June 2006 the European Union adopted a new regulatory framework (recast of Directives 2006/48/EC and 2006/49/EC, amended by Directives 2009/111/EC and 2010/76/EU) that promotes more risk sensitive approaches to the determination of minimum regulatory capital requirements in accordance with the New Basel Accord (“Basel II” or “BIS II”). The Law 36/2007 amending Law 13/1985, the Royal Decree 216/2008 published on February 16, 2008, and Bank of Spain’s Circular 3/2008 published on June 10, 2008, partially amended by Circular 9/2010 and Circular 4/2011, introduced these European Directives into the Spanish regulatory framework, and BIS II was incorporated into the Spanish regulations, following its adoption by the European Union. This is the current capital regulation in effect. New capital regulation by the European Union (which will be in accordance with Basel III or “BIS III”) is pending implementation, and will be introduced on a gradual basis from 2013 to 2019, when the new European Capital Directive and Regulation are developed.

The Spanish capital adequacy requirements distinguish between “basic” and “complementary” capital and require certain ratios of basic and total capital to risk-weighted assets. Basic capital generally includes ordinary shares, non-cumulative preferred securities and most reserves, less interim dividends, goodwill and intangible assets, treasury stock and financing for the acquisition (by persons other than the issuer’s employees) of the issuer’s shares. Complementary capital generally includes cumulative preferred securities, revaluation and similar reserves, dated and perpetual subordinated debt, general credit allowances and capital gains. The Group’s total capital is reduced by certain deductions that need to be made with respect to its investments in other financial institutions, insurance and securitization companies.

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

The credit risk requirements calculated with standardized models are based on the risk weighted assets calculated on the basis of the quality of the Group’s assets, which mainly depend on their counterparties and guarantees, and the available external agency ratings for those counterparties. Moreover, we have been using, from the outset, advanced internal models to calculate the capital requirements for credit risk of the units with the largest credit risk exposure

The Group intends to adopt, over the next few years, the Basel II advanced internal ratings-based (“AIRB”) approach for substantially all its banks, until the percentage of net exposure of the loan portfolio covered by this approach exceeds 90%.

Accordingly, the Group continued in 2011 with the progressive implementation of the technology platforms and methodological improvements required for the roll-out of the AIRB approaches. During 2011, in the course of the year the Group obtained regulatory authorization for various units, most notably Santander Consumer España, Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander and the global corporate customer portfolios in Brazil and Chile. In addition, in 2008 the Group obtained authorization from the supervisory authorities to use advanced approaches for the calculation of regulatory capital requirements for credit risk for the Parent and the main subsidiaries in Spain, the United Kingdom and Portugal. The Group’s Basel implementation strategy is focused on obtaining authorization for the use of AIRB approaches at the main entities in the Americas and at consumer banking entities in Europe.

As regards the other risks explicitly addressed in the Basel Capital Accord, the Grupo Santander was authorized to use its internal model for market risk with respect to the treasury area’s trading activities in Madrid and the Chile and Portugal units, thus continuing implementation of the roll-out plan it submitted to the Bank of Spain for the other units.

With regard to operational risk, the Group considers that the internal model should be developed primarily on the basis of the experience accumulated in managing the entity through the corporate guidelines and criteria established after assuming control, which are a distinctive feature of Grupo Santander. The Group has made numerous acquisitions in recent years and, as a result, a longer maturity period will be required to develop the internal model based on its own management experience of the various acquired entities. However, although the Group has decided to use the standardized approach for regulatory capital calculation purposes, it is considering the possibility of adopting Advance Measurement Approach (AMA) approaches once it has collected sufficient data using its own management model in order to make full use of the positive qualities that are characteristic of the Group.

Also, Royal Decree-Law 2/2011, approved on February 18, 2011, established the implementing regulations of the plan to strengthen the financial sector published in January 2011 by the Spanish Ministry of Economy and Competiviveness, which aimed, among others, to establish certain minimum requirements for core capital, in advance of those established by Basel III, to be met before autumn 2011. At the reporting date, the Group had complied with these minimum core capital requirements.

Furthermore, in December 2011 the European Banking Authority (“EBA”) published the new capital requirements for the main European credit institutions. These requirements are part of a package of measures adopted by the European Council in the second half of 2011 with the aim of restoring stability and confidence in the European markets.

At June 30, 2012, the institutions selected for the EBA sample must have a Tier 1 core capital ratio, determined on the basis of EBA rules of at least 9%. These capital requirements are expected to be of an exceptional and temporary nature.

The EBA published the capital requirements of each credit institution and required them to submit, on January 20, 2012, their capital plans to reach the required ratio by June 30, 2012.

The EBA estimated a €15,302 million capital shortfall for the Santander Group. In January 2012, the Group reported the measures it had taken -detailed in its capital plan submitted to the Bank of Spain- and which had enabled it to attain the required 9% ratio. These capital raising measures are summarized as follows: i) €6,829 million relating to Valores Santander -securities that are mandatorily convertible before the end of October 2012; ii) the exchange of €1,943 million of preference shares for new shares in December 2011; iii) €1,660 million from application of the Santander Dividendo Elección program at the date of the final dividend for 2011; and iv) €4,890 million obtained through the organic generation of capital, write-downs and the transfer of various ownership interests, most notably those held in Chile and Brazil.

At December 31, 2011, our eligible capital exceeded the minimum required by the Bank of Spain by over €22.8 billion. Our Spanish subsidiary banks were, at December 31, 2011, each in compliance with these capital adequacy requirements, and all our foreign subsidiary banks were in compliance with their local regulations.

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

Concentration of Risk

Spanish banks may not have exposure to a single person or group in excess of 25% of the bank’s own funds. Where that customer is a credit institution or investment firm, or where the economic group includes one or more credit institutions or investment firms, the value of all exposures may not exceed 25% of the bank’s own funds or €150 million, whichever the higher, provided that the sum of exposure values to all customers in the economic group that are not credit institutions or investment firms does not exceed 25% of the bank’s own funds. Any exposure to a person or group exceeding 10% of a bank’s own funds is deemed a concentration (excluding exposures to the Spanish government, the Bank of Spain, the European Union and certain other exceptions).

Legal Reserve and Other Reserves

Spanish banks are subject to legal and other restricted reserves requirements. In addition, we must allocate profits to certain other reserves as described in Note 33 to our consolidated financial statements.

Allowances for Credit Losses and Country-Risk

For a discussion relating to allowances for credit losses and country-risk, see “—Classified Assets—Bank of Spain Classification Requirements” herein.

Employee Pension Plans

At December 31, 2011, our pension plans were all funded according to the criteria disclosed in Note 25 to our consolidated financial statements.

Restrictions on Dividends

We may only pay dividends (including interim dividends) if such payment is in compliance with the Bank of Spain’s minimum capital requirement (described under “—Capital Adequacy Requirements” herein) and other requirements or, as described below, under certain circumstances when we have capital that is 20% or less below the Bank of Spain’s minimum capital requirements.

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

If a bank has no net profits, its board of directors may propose at the general meeting of shareholders that a dividend be declared out of retained earnings. However, once the board of directors has proposed the dividend to be paid, it must submit the proposal to the Minister of Economy and Competitiveness who, in consultation with the Bank of Spain, may in his discretion authorize or reject the proposal of the board.

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

Deposit Guarantee Fund

The Deposit Guarantee Fund on Credit Institutions (“Fondo de Garantía de Depósitos”, or the “FGD”), which operates under the guidance of the Bank of Spain, guarantees in the case of the Bank and our Spanish banking subsidiaries: (i) bank deposits up to €100,000 per depositor; and (ii) securities and financial instruments which have been assigned to a credit institution for its deposit, register or for other such services, up to €100,000 per investor. The FGD may also take actions aimed at strengthening the solvency and the functioning of credit institutions. Thus, the FGD may take preventive and consolidation measures in the following cases: (i) when the situation of a credit institution is such that the FGD is expected to have to pay, (ii) in the case of the restructuring of a credit institution, or (iii) to fulfill financial support measures in order to strengthen own funds of the entity, all in accordance with the plan of action approved by the Bank of Spain, if any.

The actions contained in the corresponding plan of action can be: (1) financial support, which may include non-refundable funds, loans granted on favorable terms by the FGD for the acquisition of damaged assets, and any other financial support; (2) capital restructuring of the entity, which may involve, among others, facilitiating mergers with other entities of recognized solvency or transfer of its business to another credit institution and the subscription by the FGD of capital increases; and (3) management measures which may result in improving the organization and internal control systems of the entity.

The FGD is funded by annual contributions from member banks. The amount of such bank’s contributions will not exceed 3 per thousand of the year-end amount of deposits to which the guarantee extends depending of the kind of credit institution. Nevertheless, further contributions will be suspended when the FGD’s funds exceed the requirement by 1% or more of the calculation basis.

As of December 31, 2011, the Bank and its domestic bank subsidiaries were members of the FGD and thus were obligated to make annual contributions to it.

Data Protection

Law 15/1999, dated December 13, 1999, establishes the requirements relating to the treatment of customers’ personal data by credit entities. This law requires credit entities to notify the Spanish Data Protection Agency prior to creating files with a customer’s personal information. Furthermore, this law requires the credit entity to identify the persons who will be responsible for the files and the measures that will be taken to preserve the security of those files. The files must then be recorded in the Spanish Data Protection General Registry, once compliance with the relevant requirements has been confirmed. Credit entities that breach this law may be subject to claims by the interested parties before the Spanish Data Protection Agency. The Data Protection Agency, which has investigatory and sanctioning capabilities, is the Spanish Authority responsible for the control and supervision of the enforcement of this law.

Recent Legislation

Law 3/2009 of April 3 on structural modifications of commercial companies (Ley sobre modificaciones estructurales de las sociedades mercantiles), entails a profound reform of our legal system in various areas of Spanish corporate law:

(i) cross-border mergers and international transfers of a corporation’s registered office are regulated;

(ii) rules applicable to corporate restructuring transactions of the different types of commercial companies are unified;

(iii) the quantitative limitations for the acquisition of treasury stock by public limited companies are extended (10% for listed companies and 20% for unlisted companies); and

(iv) preemptive rights are abolished in the case of non-monetary contributions, preemptive rights of the holders of convertible debentures are eliminated, and the ability to exclude preemptive rights of the shareholders for the issuance of convertible debentures is expressly provided.

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

Legislative Royal Decree 1/2010 of July 2 enacted the consolidated text of the Spanish Corporate Enterprises Act and came into force on September 1, 2010. The Spanish Corporate Enterprises Act replaces Private Limited Companies Law 2/1995 of March 23, Legislative Royal Decree 1564/1989 of December 22 enacting the consolidated text of the Public Limited Companies Law, Title X of Securities Markets Law 24/1988 of July 28 on listed companies and Book II, Title I, Section 4 of the Commercial Code enacted by decree of August 22, 1985. This consolidated text contains the whole legislation which has been recast and came into force on September 1, 2010, except for its article 515 on clauses limiting voting rights which applies since July 1, 2011.

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

Law 6/2011 of April 11, 2011 amended Law 13/1985 of May 25, 1985 on investment ratios, own funds and reporting requirements for financial intermediaries, Law 24/1988 of July 28, 1988 on the securities market and Legislative Royal Decree 1298/1986 of June 28, 1986 on the adaptation of current regulatory credit institutions law to EU legislation. The purpose of this Law is to commence transposition of Directive 2009/111/EC of the European Parliament and of the Council of September 16, 2009 amending Directives 2006/48/EC, 2006/49/EC and 2007/64/EC as regards banks affiliated to central institutions, certain own funds items, large exposures, supervisory arrangements and crisis management. In connection with this, Royal Decree 771/2011 of June 3, 2011 amended Royal Decree 216/2008 of February 15, 2008 on financial institutions’ own funds and Royal Decree 2606/1996 of December 20, 1996 on credit institutions deposit guarantee funds. The most noteworthy developments from this financial regulation are (i) that it makes it compulsory for credit institutions and investment firms to meet certain requirements to allow them to assume exposures to securitization positions and to initiate such securitization; (ii) adapts the legal regime governing credit institution preference shares to conform international requirements ensuring accordingly that they are an effective instrument for meeting solvency requirements; (iii) changes the limit on large exposures of credit institutions generally maintaining it such that the value of that exposures of a credit institution to a customer (entity or economic group) may not exceed 25% of its own funds; (iv) changes the risk management policy of credit institutions, especially that regarding liquidity risk, and sets up new credit institution remuneration policies; (v) strengths the competence and cooperation between supervisors; and (vi) amends the legislation on credit institution deposit guarantee funds, introducing a new regime for additional contributions to these funds based on the remuneration of the deposits in them.

Law 7/2011 of April 11, 2011 amended Law 41/2009 of November 12, 1999 on payment and securities settlement systems and Royal Decree-Law 5/2005 of March 11, 2005 on urgent reforms to boost productivity and improve public procurement. The purpose of this Law is to transpose Directive 2009/44/EC of the European Parliament and of the Council of May 6, 2009 amending Directive 98/26/EC on settlement finality in payment and securities settlement systems and Directive 2002/47/EC on financial collateral arrangements as regards linked systems and credit claims. More specifically, this Law is intended to recognize so-called interoperable systems and extend to them the legislation on settlement finality of credit transfer orders given through these systems. The main changes introduced by this law are (i) updates to the definition of “credit transfer order” and (ii) an extension to interoperable systems the rules on the irrevocability and finality of settlement of transfer orders given through such systems and to extend to these interoperable systems the legal regime under Law 41/2009 for insolvency of a system participant the procedures establishes and the effects on transfer orders and on collateral.

Law 15/2011 of June 16, 2011, which came into force last June 18, 2011, amended certain financial legislation applying to the Spanish legal system Regulation 1060/2009 of the European Parliament and of the Council of September 16, 2009 on credit rating agencies, and was aiming at establishing the obligation for certain financial institutions (specifically, credit institutions, investment firms, mortgage securitization special purposes entities and collective investment institution custodians) to use the ratings issued by credit ratings agencies, which, from the standpoint of solvency, shall require that these have been issued or endorsed by an ESMA established in the European Union and registered according to Regulation 1060/2009.

Law 16/2011 of June 24, 2011 on credit agreements for consumers, which transposed into Spanish Law Directive 2008/48/EC of the European Parliament and of the Council of April 23, 2008 on credit agreements for consumers and repealed Law 7/1995 of March 23, 1995 on consumer credit, and came into force on September 25, 2011, is basically intended to improve consumer information and applies to those contracts whereby a creditor grants to a consumer credit in the form of a deferred payment, loan, credit line or other similar financial accommodation.

Law 21/2011 of July 26, 2011 on electronic money establishes a new regulatory framework for electronic money institutions and for the issuance of electronic money, which partially transposed Directive 2009/110/EC of September 16, 2009 on the taking up, pursuit and prudential supervision of the business of electronic money institutions amending Directive 200/46/EC of September 18, 2000.

Law 25/2011 of August 1, 2011, which entered into force on October 2, 2011, partially amends the Spanish Corporate Enterprises Act and transposes Directive 2007/36/EC of the European Parliament and of the Council dated July 11, 2007. The most important novelties of the law are (i) the recognition of the company’s electronic corporate address or corporate website for legal corporate purposes; (ii) the introduction of appraisal rights for dissenting shareholders in the event a substantial amendment to the corporate purposes and in the event of non-listed companies not distributing a third of distributable profits “derived from activities within their core corporate purpose” from their fifth year of the existence; (iii) the possibility for companies to introduce additional circumstances in the articles of association which would grant the company the right to forcibly redeem the shares of such shareholders; and (iv) other amendments of the Spanish Corporate Enterprises Act in relation to the winding-up and liquidation of all form of companies and the general shareholders meeting.

Royal Decree Law 16/2011 of October 14, 2011, as amended by Royal Decree Law 19/2011 of December 2, 2011, which came into force on October 15, 2011, establishes the Deposit Guarantee Fund for Credit Institutions, which replaces the three existing funds up to then and consolidates the existing funds in into the Single Deposit Guarantee Fund for Credit Institutions; and (ii) increases the possibility of improving the solvency of the affected institutions, expanding the situations in which the Fund may act.

Royal Decree-Law 9/2011 of August 19, provides certain temporary measures which affect corporate income tax, increasing the rate applied to determine the interim payments to be filed by certain large companies from October 2011 to December 2013; limiting for tax years 2011 to 2013 the maximum amount of carried forward tax losses that can be offset to 75% of the taxable base for companies whose turnover within the 12 months preceding the beginning of the tax year is between 20 and 60 million euros, and to 50% if such turnover is over 60 million euros; and reducing in those years the deduction for financial goodwill to a maximum annual limit of 1%. In addition, effective for tax periods beginning as of January 1 2012, the maximum period for offsetting tax losses from previous years is extended from 15 to 18 years.

Royal Decree-Law 13/2011, of September 16, temporarily restores the wealth tax for 2011 and 2012, abolishing the existing 100% tax rebate, and increases the value of the exemption for dwelling houses to €300,000 and the general tax-free amount to €700,000, extending this general tax-free amount to non-residents in Spain.

* * * * * *

In an attempt to deal with the international financial crisis, due to the exceptional circumstances notably beginning in the second half of 2008, the following laws were approved in Spain:

• Royal Decree-Law 1642/2008 of December 10 increased consumer deposit and investment guarantees up to €100,000 for each depositor or investor and Spanish entity.

• Royal Decree-Law 6/2008 of October 10 creates the Spanish Financial Asset Acquisition Fund, and Order EHA/3118/2008, dated October 31, enacts this Royal Decree. The purpose of the fund, which is managed by Spain’s Ministry of Economy and Competitiveness and has an initial endowment of €30 billion that can be increased to €50 billion, is to acquire, with public financing and based on market criteria via auctions, financial instruments issued by credit institutions and securitization funds (which are backed by loans granted to individuals, companies and non-financial entities) as a measure to increase liquidity.

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

• Authorization, on an exceptional basis, until December 31, 2009, for the Spanish Ministry of Economy and Competitiveness to acquire regulatory capital (including preferred securities and quotas) issued by credit entities resident in Spain that need to reinforce their capital and request such action. These acquisitions will require a report from the Bank of Spain.

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

• Royal Decree-Law 9/2009 of June 26 on bank restructuring and credit institutions equity reinforcement, which also aims at maintaining confidence in the financial system and enhancing its strength and solvency so that the surviving institutions are sound and able to provide credit normally, proposes a bank restructuring model based on the three Credit Institution Deposit Guarantee Funds and the use of the “Fund for the Orderly Bank Restructuring”, which has three different stages: (i) the search of a private solution by the credit institution itself; (ii) the adoption of measures aimed at dealing with any weakness that affect the viability of credit institutions, with the participation of the Credit Institution Deposit Guarantee Funds and (iii) restructuring processes with the intervention of the Fund for Orderly Bank Restructuring.

This recapitalization scheme for credit institutions was approved by the European Commission until December 31, 2010, concluding the scheme is compatible with article 107.3.b of the Treaty on the Functioning of the European Union (“TFEU”).

• Royal Decree-Law 6/2010 of April 9 and Royal Decree-Law 13/2010, of December 3, have introduced different measures with the aim of promoting economic recovery and employment. Among the tax measures included, the most significant ones are the expansion and extension of the accelerated depreciation of new assets, the expansion of the small-and medium-sized businesses tax regime, which includes a reduction of taxation for those companies, and the exemption from stamp tax of the incorporation of companies or contributions to them.

• Royal Decree-Law 628/2010 of May 14, 2010, amending Royal Decree-Law 2606/1996 of December 20, 1996 on credit institution deposit guarantee funds and Royal Decree 948/2001 of August 3, 2001, on investor compensation schemes. The Royal Decree 628/2010, which was enacted in order to complete the transposition of Directive 2009/14/EC of the European Parliament and of the Council of March 11, 2009, came into force on June 4, 2010, and introduces a series of reforms in the regulation of deposit guarantee schemes, such as the obligation of credit institutions to inform depositors of the coverage of their deposits by foreign or domestic schemes and the reduction of the time period for the Bank of Spain to check that a credit institution is unable to repay deposits which are due and payable to five days.

• Royal Decree-Law 11/2010 of July 9 on governing bodies and other aspects of the legal regime of savings banks amending Law 13/1985 of May 25 on the investment ratios, ownership of funds and reporting obligations of financial intermediaries in respect of equity units and Law 31/1985 of August 2 on regulation of the basic rules on governing bodies of savings banks, is intended to improve savings banks’ possibilities of raising capital by reforming the legal regime for equity units, to promote the professionalization of their governing bodies, adapt certain aspects of institutional protection schemes formed by savings banks and design a new organizational model of savings banks financial activity. This Royal Decree-Law also modifies some aspects of the Royal Decree-Law 9/2009 on bank restructuring and credit institution equity strengthening.

• On February 15, 2011, the Spanish Parliament approved Law 2/2011 on sustainable economy, which is aimed to promote the sustainability of the Spanish economy and to improve the competitiveness of the Spanish economic model by eliminating administrative and tributary burdens through a series of reforms that affect the central areas of the model.

• Royal Decree-Law 2/2011 of February 18 on the strengthening of the banking system, which came into force on February 20, 2011, is aimed to dissipate the fears that have arisen regarding the capacity of the Spanish banking system to absorb the potential losses associated with the deterioration of assets and proposes to strengthen the solvency of Spanish banking entities and to accelerate the restructuring process of the Spanish savings banks. The Royal Decree-Law provides incentives for institutions to raise private capital to boost their solvency, which can be done through direct funds from third parties, public issuances or a combination of both.

• Royal Decree-Law 20/2011, of December 30, on urgent budgetary, tax and financial measures to correct the public deficit, introduces different temporary amendments in the tax system. The most significant of these are:

a) Individual Income Tax: effective for tax years 2012 and 2013, an additional tax (increase on the tax rate) ranging from 0.75% to 7% has been established on the general tax base, bringing the total tax rate to a range between 24.75% and 52%. Similarly, an additional tax ranging from 2% to 6% would be applicable on the “savings” tax base, bringing the total tax rate to a range between 21% and 27%. Withholdings rates have been modified accordingly.

b) Non-resident Income Tax: Effective on January 1, 2012 until December 31, 2013, the applicable tax rate to income obtained by non-resident taxpayers without a permanent establishment is increased from 24% to 24.75%. Over the same period, the tax rate applicable to dividends, branch profits distributions, interest payments and capital gains obtained from the transfer of assets is increased from 19% to 21%. These changes are mirrored in the withholding rates applicable.

c) VAT: the reduced 4% VAT rate for deliveries of buildings (or part of them) suitable to be used as dwellings introduced by Royal Decree-Law 9/2011 has been extended until December 31, 2012.

• Royal Decree-Law 2/2012 of February 3, which came into force on February 4, is primarily aimed at strengthening and rationalizing the balance sheets of Spanish financial institutions and consolidated group of credit institutions in relation to the large exposures to real estate assets through loans to real estate developers and repossessed assets, by increased provisioning combined with a requirement for an additional capital buffer on impaired assets. This Royal Decree-Law is also aimed at promoting consolidation of the financial sector, giving incentives to new integration processes among the Spanish financial institutions and introducing operational changes to the Fund for Orderly Bank Restructuring (“FROB”) and reinforcing new corporate governance rules for financial institutions which have received financial support from the FROB. (See Item 4. Information on the Company—A. History and development of the company – Recent Events’ herein).

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

New regulatory structure

The UK Government has announced a new regulatory framework which is due to begin taking effect at the end of 2012. The UK Financial Services Authority will be replaced by two regulatory bodies: (i) the Prudential Regulatory Authority, regulation of financial institutions that manage significant risks on their balance sheets, such as banks and insurance companies, and (ii) the Financial Conduct Authority, which will supervise the conduct of business and maintain orderly financial markets. We expect that the regulatory approach under the new regime will be more intrusive than the existing regime and will challenge business models and governance culture in particular. In order to prepare for this change, the FSA is adopting a twin peaks model internally, and therefore will have two supervisors: one focusing on prudential matters and the other focusing on conduct.

Substantial reorganization of the regulatory framework has the potential to cause administrative and operational disruption for the regulatory authorities concerned. This disruption could impact on the resources which the FSA or the successor authorities are able to devote to the supervision of regulated financial services firms, the nature of their approach to supervision and accordingly, the ability of regulated financial sector firms (including members of the Group) to deal effectively with their supervisors and to anticipate and respond appropriately to developments in regulatory policy. No assurance can be given that further changes will not be made to the regulatory regime in the UK generally, the Group’s particular business sectors in the market or specifically in relation to the Group.

United States Supervision and Regulation

Our operations are subject to extensive federal and state banking and securities regulation and supervision in the United States. We engage in U.S. banking activities directly through our New York branch and indirectly through Banesto’s branch in New York, Santander UK’s branch in Connecticut, our subsidiary Edge Act corporation, Banco Santander International, in Miami, Banco Santander Puerto Rico (“Santander Puerto Rico”) in Puerto Rico, Sovereign Bank, a national bank that has branches throughout the Northeast US, and Santander Consumer USA, an auto financing company. We engage in securities activities in the United States directly through our broker-dealer subsidiaries, Santander Securities Corporation, Santander Investment Securities Inc., and Banesto Securities, Inc.

Dodd-Frank Act

On July 21, 2010, the United States enacted the Dodd-Frank Act, which provides a broad framework for significant regulatory changes that will extend to almost every area of U.S. financial regulation. Implementation of the Dodd-Frank Act requires further detailed rulemaking over several years by different U.S. regulators, including the Office of the Comptroller of the Currency (the “OCC”), the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), the Securities and Exchange Commission (the “SEC”), the Federal Deposit Insurance Corporation (the “FDIC”), the Commodity Futures Trading Commission (the “CFTC”) and the newly created Financial Stability Oversight Council (the “Council”), although uncertainty remains about the final details, timing and impact of the rules.

Among other things, the Dodd-Frank Act will, pursuant to its so-called “Volcker Rule”, limit the ability of banking entities to sponsor or invest in private equity or hedge funds or to engage in certain types of proprietary trading in the United States unrelated to serving clients, although certain non-U.S. banking organizations, such as the Bank, will not be prohibited by the Dodd-Frank Act from engaging in such activities solely outside the United States. The Dodd-Frank Act also provides regulators with tools to impose greater capital, leverage and liquidity requirements and other prudential standards, particularly for financial institutions that pose significant systemic risk. However, in imposing heightened capital, leverage, liquidity and other prudential standards on non-U.S. banks such as us, the Federal Reserve Board is directed to take into account the principle of national treatment and equality of competitive opportunity, and the extent to which the foreign bank is subject to comparable home country standards (although certain of our activities will be subject to the U.S. standards).

U.S. regulators will also be able to restrict the size and growth of systemically significant non-bank financial companies and large interconnected bank holding companies and will be required to impose bright-line debt-to-equity ratio limits on financial companies that the Council determines pose a grave threat to financial stability.

Furthermore, the Dodd-Frank Act provides for an extensive framework for the regulation of over-the-counter (OTC) derivatives, including mandatory clearing, exchange trading and transaction reporting of certain OTC derivatives. Entities that are swap dealers, security-based swap dealers, major swap participants or major security-based swap participants will be required to register with the SEC or the CFTC, or both, and will become subject to capital, margin, business conduct, recordkeeping, reporting and other requirements.

Regulations that the FDIC or the Consumer Financial Protection Bureau may adopt could affect the nature of the activities that a bank, such as Sovereign Bank and Santander Puerto Rico, may conduct, and may impose restrictions and limitations on the conduct of such activities.

The Dodd-Frank Act also grants the SEC discretionary rule-making authority to impose a new fiduciary standard on brokers, dealers and investment advisers, and expands the extraterritorial jurisdiction of U.S. courts over actions brought by the SEC or the United States with respect to violations of the antifraud provisions of the Securities Act of 1933, the Securities Exchange Act of 1934 and the Investment Advisers Act of 1940.

Regulatory Authorities

We are a bank holding company under the U.S. Bank Holding Company Act of 1956, as amended (the “Bank Holding Company Act”), by virtue of our ownership of Santander Holdings USA and Santander BanCorp. As a result, we and our U.S. operations are subject to regulation, supervision and examination by the Federal Reserve Board.

Santander Puerto Rico is a Puerto Rico-chartered bank, and its deposits are insured by the FDIC. As such, Santander Puerto Rico is subject to regulation, supervision and examination by the Puerto Rico Office of Financial Institutions and the FDIC. Sovereign Bank is a federally-chartered national bank, the deposits of which are also insured by the FDIC. Sovereign Bank is subject to regulation, supervision and examination by the OCC and the FDIC. Our New York branch is supervised by the Federal Reserve Bank of New York and the New York State Department of Financial Services, but its deposits are not insured (or eligible to be insured) by the FDIC. Banesto’s branch in New York is supervised by the Federal Reserve Bank of New York and the New York State Department of Financial Services. Santander UK’s branch in Connecticut is supervised by the Federal Reserve Bank of New York and the Connecticut Department of Banking. Banco Santander International is supervised by the Federal Reserve Bank of Atlanta. Santander Consumer USA is regulated and supervised by the Federal Reserve Bank of New York and various state regulators.

Restrictions on Activities

As described below, federal and state banking laws and regulations restrict our ability to engage, directly or indirectly through subsidiaries, in activities in the United States.

We are required to obtain the prior approval of the Federal Reserve Board before directly or indirectly acquiring the ownership or control of more than 5% of any class of voting shares of U.S. banks, certain other depository institutions, and bank or depository institution holding companies. Under the Bank Holding Company Act and Federal Reserve Board regulations, our U.S. banking operations (including our New York branch and Santander Puerto Rico) are also restricted from engaging in certain “tying” arrangements involving products and services.

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

Under U.S. law, our activities and those of our subsidiaries in the United States are generally limited to the business of banking, and managing or controlling banks. So long as we are a financial holding company under U.S. law, we may also engage in nonbanking activities in the United States that are financial in nature, or incidental or complementary to such financial activity, including securities, merchant banking, insurance and other financial activities, subject to certain limitations on the conduct of such activities and to prior regulatory approval in some cases.

In addition, under U.S. federal banking laws, state-chartered banks (such as Santander Puerto Rico) and state-licensed branches and agencies of foreign banks (such as our New York branch) may not, as a general matter, engage as a principal in any type of activity not permissible for their federally chartered or licensed counterparts, unless (i) in the case of state-chartered banks (such as Santander Puerto Rico), the FDIC determines that the additional activity would pose no significant risk to the FDIC’s Deposit Insurance Fund and is consistent with sound banking practices, and (ii) in the case of state licensed branches and agencies (such as our New York branch), the Federal Reserve Board determines that the additional activity is consistent with sound banking practices. United States federal banking laws also subject state branches and agencies to the same single-borrower lending limits that apply to federal branches or agencies, which are substantially similar to the lending limits applicable to national banks. For our U.S. branches, these single-borrower lending limits are based on the worldwide capital of the entire foreign bank (e.g., Banco Santander, S.A. in the case of our New York branch).

Under the International Banking Act of 1978, as amended, the Federal Reserve Board may terminate the activities of any U.S. office of a foreign bank if it determines (i) that the foreign bank is not subject to comprehensive supervision on a consolidated basis in its home country (unless the home country is making demonstrable progress toward establishing such supervision), (ii) that there is reasonable cause to believe that such foreign bank or its affiliate has violated the law or engaged in an unsafe or unsound banking practice in the United States and, as a result of such violation or practice, the continued operation of the U.S. office would be inconsistent with the public interest or with the purposes of federal banking laws or, (iii) for a foreign bank that presents a risk to the stability of the United States financial system, the home country of the foreign bank has not adopted, or made demonstrable progress toward adopting, an appropriate system of financial regulation to mitigate such risk.

The Dodd-Frank Act removed, effective in July 2011, a longstanding prohibition on the payment of interest on demand deposits by our FDIC-insured bank subsidiaries and our New York branch. In addition, the Dodd-Frank Act will require that the lending limits applicable to Sovereign Bank, Santander Puerto Rico, and our New York branch take into account (effective July 2012) credit exposure arising from derivative transactions, and that those applicable to Sovereign Bank and our New York branch also take into account securities borrowing and lending transactions and repurchase and reverse repurchase agreements with counterparties. Also, under the so-called swap “push-out” provisions of the Dodd-Frank Act, the derivatives activities of FDIC-insured banks and U.S. branch offices of foreign banks will be restricted or prohibited, which may necessitate a restructuring of how we conduct our derivatives activities.

There are various qualitative and quantitative restrictions on the extent to which we and our nonbank subsidiaries can borrow or otherwise obtain credit from our U.S. banking subsidiaries or engage in certain other transactions involving those subsidiaries. In general, these transactions must be on terms that would ordinarily be offered to unaffiliated entities must be secured by designated amounts of specified collateral and are subject to volume limitations. These restrictions also apply to certain transactions of our New York branch with certain of our U.S. affiliates. Effective in July 2012, the Dodd-Frank Act subjects credit exposure arising from derivative transactions, securities borrowing and lending transactions, and repurchase/reverse repurchase agreements to these collateral and volume limitations.

A major focus of U.S. governmental policy relating to financial institutions is aimed at preventing money laundering and terrorist financing and compliance with economic sanctions in respect of designated countries or activities. Failure of an institution to have policies and procedures and controls in place to prevent, detect and report money laundering and terrorist financing could in some cases have serious legal, financial and reputational consequences for the institution.

Our New York branch

Our New York branch is licensed by the New York Superintendent of Financial Services to conduct a commercial banking business. Its activity is mainly focused on wholesale and investment banking, providing a full range of lending, investment banking, transactional banking and brokerage services to corporate and institutional investors. Under the New York State Banking Law and regulations, our New York branch is required to maintain eligible high-quality assets with banks in the State of New York, as security for the protection of depositors and certain other creditors.

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

The New York State Banking Law authorizes the Superintendent of Financial Services to take possession of the business and property of a New York branch of a foreign bank under certain circumstances, generally involving violation of law, conduct of business in an unsafe manner, impairment of capital, suspension of payment of obligations, or initiation of liquidation proceedings against the foreign bank at its domicile or elsewhere. In liquidating or dealing with a branch’s business after taking possession of a branch, only the claims of depositors and other creditors that arose out of transactions with a branch are to be accepted by the Superintendent of Financial Services for payment out of the business and property of the foreign bank in the State of New York, without prejudice to the rights of the holders of such claims to be satisfied out of other assets of the foreign bank. After such claims are paid, the Superintendent of Financial Services will turn over the remaining assets, if any, to the foreign bank or its duly appointed liquidator or receiver.

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

C. Organizational structure.

Banco Santander, S.A. is the parent company of the Group which was comprised at December 31, 2011 of 739 companies that consolidate by the global integration method. In addition, there are 156 companies that are accounted for by the equity method.

See Exhibits I, II and III to our consolidated financial statements included in this Form 20-F for details of our consolidated and non-consolidated companies.

D. Property, plant and equipment.

During 2011, the Bank and its banking subsidiaries either leased or owned premises in Spain and abroad, which at December 31, 2011 included 4,781 branch offices in Spain and 9,975 abroad. These figures include traditional branches and banking services points but do not include electronic service points. See Item 4 of Part I, “Information on the Company—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations and Recent events” herein and Note 16 to our consolidated financial statements.

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

We use derivative financial instruments for both trading and non-trading activities. The principal types of derivatives used are interest rate swaps, future rate agreements, interest rate options and futures, foreign exchange forwards, foreign exchange futures, foreign exchange options, foreign exchange swaps, cross currency swaps, equity index futures and equity options. The fair value of standard derivatives is calculated based on published price quotations. The fair value of over-the-counter (“OTC”) derivatives is taken to be the sum of the expected future cash flows arising from the instrument, discounted to present value at the date of measurement (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets as follows:

•

In the valuation of financial instruments permitting static hedging (principally forwards, swaps and cross-currency swaps) and in the valuation of loans and advances to customers classified as Other financial assets at fair value through profit or loss, the present value method is used. Estimated future cash flows are discounted using the yield curves of the related currencies. The yield curves are generally observable market data and are constructed taking into account the so-called “basis risk” for various terms on the curve and for various currencies.

•

In the valuation of certain financial instruments exposed to interest rate or inflation risk which require dynamic hedging, such as swaptions, caps and floors, the Black-76 model is used; in the case of more exotic interest rate derivatives, more complex models of the evolution of the yield curve are used, such as the Heath-Jarrow-Morton, Hull-White and Markov Functional models. The main inputs used in these models are observable market data, including the related yield curves, volatilities and correlations. In certain very specific cases, unobservable market inputs can be used, such as reversion to the mean or the prepayment rate.

•

In the valuation of financial instruments exposed to equity or foreign currency risk which require dynamic hedging (basically structured options and other structured instruments), the Black-Scholes model is normally used; for more complex instruments, models that are a generalization of the Black-Scholes model are used, such as the Dupire (local volatility) and Heston (stochastic volatility) models or a combination of both (mixed volatility) are used. Where appropriate, observable market inputs are used to obtain factors such as spot levels, yield curves, dividends, volatilities and the correlation between indices and shares.

•

In the case of swaps designed to hedge against a credit event (Credit Default Swaps (CDS)) credit risk is measured using dynamic models similar to those used in the measurement of interest rate risk. In the case of non-linear instruments, if the portfolio is exposed to credit risk (e.g. credit derivatives), the joint probability of default is determined using the Standard Gaussian Copula model. The main inputs used to determine the underlying cost of these derivatives are quoted credit risk premiums and the correlation between the quoted credit derivatives of various issuers.

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

For the purpose of determining impairment losses, we monitor our debtors as described below:

•	Individually, for all significant debt instruments and for instruments which, although not material, are not susceptible to being classified in homogeneous groups of instruments with similar risk characteristics: instrument type, debtor’s industry and geographical location, type of guarantee or collateral, and age of past-due amounts, taking into account: (i) the present value of future cash flows, discounted at an appropriate discount rate; (ii) the debtor’s financial situation; and (iii) any guarantees in place. Clients individually assessed based on the borrower’s overall financial condition, resources, guarantees and payment record are globally managed clients, corporate, sovereign and other loans with significant balances.

•	Collectively, in all other cases, we group transactions on the basis of the nature of the obligors, the conditions of the countries in which they reside, transaction status, type of collateral or guarantee, and age of past-due amounts. For each group, we establish the appropriate impairment losses (“identified losses”) that must be recognized. Clients collectively assessed are, mainly, consumer mortgage, installment, revolving credit and other consumer loans, and an impairment loss is recognized when interest or principal is past due for 90 days or more.

The amount of an impairment loss incurred on a debt instrument carried at amortized cost is equal to the difference between its carrying amount and the present value of its estimated future cash flows, and is presented as a reduction of the balance of the asset adjusted.

In estimating the future cash flows of debt instruments the following factors are taken into account:

•	All the amounts that are expected to be obtained over the remaining life of the instrument, including, where appropriate, those which may result from the collateral provided for the instrument (less the costs for obtaining and subsequently selling the collateral). The impairment loss takes into account the likelihood of collecting accrued past-due interest receivable;

•	The various types of risk to which each instrument is subject; and

•	The circumstances in which collections will foreseeably be made.

These cash flows are subsequently discounted using the instrument’s effective interest rate (if its contractual rate is fixed) or the effective contractual rate at the discount date (if it is variable).

Credit losses are generally recognized through allowances for credit losses. As a result of certain unusual circumstances (for example, bankruptcy or insolvency), the loss can be directly recognized through write-offs. With respect to the coverage of loss arising from credit risk, we make the following distinction:

Country risk allowance:

Country risk is considered to be the risk associated with counterparties resident in a given country due to circumstances other than normal commercial risk (sovereign risk, transfer risk and risks arising from international financial activity). Based on the countries’ economic performance, political situation, regulatory and institutional framework, and payment capacity and record, we classify all the transactions performed with third parties into six different groups, from group 1 (transactions with ultimate obligors resident in European Union countries, Norway, Switzerland, Iceland, the United States, Canada, Japan, Australia and New Zealand) to group 6 (transactions the recovery of which is considered remote due to circumstances attributable to the country), assigning to each group the credit loss allowance percentages resulting from the aforementioned analyses.

However, due to the size of the Group and to the proactive management of our country risk exposure, the allowances recognized in this connection are not material with respect to the credit loss allowances recognized.

Specific credit risk coverage:

a. Specific allowance: The allowance for debt instruments not measured at fair value through profit or loss that are classified as doubtful is generally recognised in accordance with the criteria, established by Bank of Spain, set forth below:

i. Assets classified as doubtful due to counterparty arrears:

Debt instruments, whoever the obligor and whatever the guarantee or collateral, with amounts more than three months past due are assessed individually. The allowances percentages are determined taking into account the age of the past-due amounts, the guarantees or collateral provided and the financial situation of the counterparty and the guarantors. Loans are identified as impaired and income no longer accrued when it is determined that collection of interest or principal is doubtful or when the interest or principal has been past due for 90 days or more, unless the loan is well secured and in the process of collection. According to Bank of Spain’s requirements, non-performing loans must be fully provisioned (hence all the credit loss recognized) when they are more than 12 months overdue

ii. Assets classified as doubtful for reasons other than counterparty arrears:

Debt instruments which are not classifiable as doubtful due to arrears but for which there are reasonable doubts as to their repayment under the contractual terms are assessed individually, and their allowance is the difference between the amount recognised in assets and the present value of the cash flows expected to be received.

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

The credit loss recognition process is independent of the process for the removal of impaired loans from the balance sheet. The balances relating to impaired transactions continue to be recognized on the balance sheet, for their full amounts, until we consider that the recovery of those amounts is remote.

We consider recovery to be remote when there has been a substantial and irreversible deterioration of the borrower’s solvency, when commencement of the liquidation phase of insolvency proceedings has been ordered or when more than four years have elapsed since the borrower’s transaction was classified as doubtful due to arrears (the maximum period established by the Bank of Spain).

When the recovery of a financial asset is considered remote, it is written-off, together with the related allowance, without prejudice to any actions that the consolidated entities may initiate to seek collection until their contractual rights are extinguished due to expiry of the statute-of-limitations period, forgiveness or any other cause.

b. General allowance for inherent losses: Additionally, we recognize an impairment allowance for credit losses when it is probable that a loss has been incurred, taking into account the historical loss experience and other circumstances known at the time of assessment. For this type of allowance, credit losses are losses incurred at the reporting date, calculated using statistical methods that have not yet been allocated to specific transactions

We have implemented a methodology which complies with Bank of Spain requirements and, as is explained below, is consistent with IFRS-IASB for the determination of the level of provisions required to cover inherent losses. This methodology initially classifies portfolios considered normal risk (debt instruments not classified at fair value through profit or loss, contingent risks and contingent commitments) into the following groups, according to the associated level of risk: no appreciable risk, low risk, medium-low risk, medium risk, medium-high risk and high risk.

Once these portfolios have been classified, the Bank of Spain, based on experience and information available to it with respect to the Spanish banking sector, has determined the methodology and parameters that entities should apply in the calculation of the provisions for inherent losses in debt instruments and contingent risks and commitments classified as normal risk.

The calculation establishes that the charge for inherent losses to be made in each period will be equal to: (i) the sum of multiplying the value, positive or negative, of the variation in the period of the balance of each class of risk by the constant a corresponding to that class, plus (ii) the sum of multiplying the total amount of the operations included in each class at the end of the period by the relevant ß, minus (iii) the amount of the net charge for the specific allowance made in the period.

The parameters a and ß as determined by the Bank of Spain’s guidance take into account historic inherent losses and adjustments to reflect the current economic circumstances.

The allowances for impaired balances recorded by Grupo Santander as at December 31, 2011, using the methodology outlined above, was €19,661 million.

Additionally, with the objective of ensuring that the provisions resulting from the application of the above explained criteria required by the Bank of Spain are reasonable, we estimate the allowances for credit losses using models based on our own credit loss experience and management’s estimate of future credit losses. We have developed internal risk models, based on historical information available for each country and type of risk (homogenous portfolios); a full description of our credit risk management system is included in Item 11. Quantitative and Qualitative Disclosures about Market Risk Part 4. Credit Risk. These internal models may be applied in future periods, and although approved for regulatory capital calculations, they are currently subject to local regulatory approval by the Bank of Spain for purposes of loan loss provisions. In order for each internal model to be considered valid by the local regulator for use, the calculation should be methodologically correct, and be supported by historical information which covers at least one complete economic cycle and is stored in databases which are consistent with information that has been audited by both the group internal auditing function and external auditors.

Since 1993, we have employed our own models for assigning solvency and internal ratings, which aim to measure the degree of risk associated with a client or transaction. Each rating corresponds to a certain probability of default or non-payment, based on the Group’s past experience. A more detail description is included in “Item 4. Information of the Company. B. Business Overview. The process: credit rating and parameter estimation”. The development of the internal models has led to the introduction of databases that can be used to estimate the risk parameters required in the calculation of capital and expected loss, following market best practices and the guidelines of the New Capital Accord (Basel II).

These internal models produce a result that is substantially the same as the level of provisions at which we arrive using the parameters established by the Bank of Spain. Therefore, there is no substantial difference in the calculation of loan allowances between the EU-IFRS required to be applied under the Bank of Spain´s Circular 4/2004 (as explained above) and IFRS-IASB.

Impairment

Certain assets, including goodwill, other intangible assets, non-current assets held for sale, equity method investments, financial assets not carried at fair value through profit or loss and other assets are subject to impairment review. We record impairment charges when we believe there is objective evidence of impairment, or that the cost of the assets may not be recoverable. Assessment of what constitutes impairment is a matter of significant judgment.

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

To supplement this, we perform estimates of the recoverable amounts of certain cash-generating units using discounted cash flow projections. In order to perform this calculation, the most significant assumptions used are: (i) cash flow projections, which are based on the five-year financial budgets approved by the directors; (ii) discount rates, which are determined as the cost of capital consisting of the risk-free rate plus a risk premium in line with the market and the business in which the units operate; and (iii) a constant growth rate used to extrapolate the cash flows in perpetuity which is determined considering the evolution of GDP of the market in which the cash-generating unit in question operates.

Given the degree of uncertainty related to these assumptions, the directors carry out sensitivity analysis using reasonably possible changes in the key assumptions on which the recoverable amounts of the cash-generating units are based in order to confirm that the recoverable amounts still exceed the carrying amounts and therefore no impairment would be recorded through the income statement. As of December 31, 2011, 2010 and 2009, none of our other cash-generating units with significant goodwill had a recoverable amount below or near its carrying amount, except as described below.

In 2011, our impairment reviews resulted in impairment charges of €660 million related to goodwill of our subsidiaries in Portugal and €501 million due to the review of the useful lives of our intangible assets.

Non-current assets held for sale are measured at the lower of fair value less costs to sell and the carrying amount. Therefore, we annually conduct a review of the recoverable values of these assets, taking into account the features of our assets and using specialist external appraisals. After performing this assessment at December 31, 2011, 2010 and 2009 the allowance that covers the value of our non-current assets held for sale amounted to €4,512 million, €2,500 million, €2,081 million, respectively.

Equity method investments are evaluated for impairment on an annual basis or more frequently if events or changes in circumstances indicate that these assets are impaired. An equity method investment is impaired if its fair value is deemed to be less than its cost. Accordingly, we evaluate whether an event or change in circumstances has occurred that may have a significant adverse effect on the fair value of the investment. After performing this analysis, an impairment loss of €100 million on the investment in Metrovacesa was recorded in 2011.

In relation to the available for sale securities (debt and equity instruments) at the end of each year, we make an assessment of whether there is any objective evidence that any our available for sale securities of is impaired. This assessment includes but is not limited to an analysis of the following information: (i) the issuer’s economic and financial position, the existence of default or late payment, analysis of the issuer’s solvency, the evolution of its business, short-term projections, trends observed with respect to its earnings and, if applicable, its dividend distribution policy; (ii) market-related information, such as changes in the general economic situation or changes in the issuer’s sector which might affect its ability to pay; (iii) changes in the fair value of the security analyzed and the reason for such changes-whether they are intrinsic or the result of the general uncertainty concerning the economy or the country-; and (iv) independent analysts’ reports and forecasts and other independent market information.

In the case of equity instruments, when the changes in the fair value of the instrument under analysis are assessed, the duration and significance of the fall in its market price below cost for us is taken into account. As a general rule, for these purposes we consider a significant fall to be a 40% drop in the value of the asset and/or a continued fall over a period of 18 months. Nevertheless, it should be noted that we assess, on a case-by-case basis each of the securities that have suffered losses, and monitors the performance of their prices, recognizing an impairment loss as soon as it is considered that the recoverable amount could be affected, even though the price may not have fallen by the percentage or for the duration mentioned above.

If, after the above assessment has been carried out, we consider that the presence of one or more of these factors could affect recovery of the cost of the asset, an impairment loss is recognized in the income statement for the amount of the loss in equity under Valuation adjustments. Also, where we do not intend and/or are not able to hold the investment for a sufficient amount of time to recover the cost, the instrument is written down to its fair value.

Upon impairment, the full difference between amortized cost and fair value is removed from equity and recognized in net profit or loss. Impairments on debt securities may be reversed if there is a decrease in the amount of the impairment which can be objectively related to an observable event. Impairments on equity securities may not be reversed.

At the end of 2011 we performed the assessment described above and recognized in the consolidated income statement impairment losses of €125 million in respect of debt instruments (€14 million in 2010 and €42 million in 2009), which included €106 million relating to Greek sovereign debt. At 2011, 2010 and 2009 year-end, we analyzed the additional unrealized revaluation losses related to debt instruments and we concluded that they were temporary and, therefore, there was no evidence of impairment since the interest payment schedules for all the securities had been complied with and there was no evidence that the issuers would not continue to meet their payment obligations or that the future payments (both principal and interest) would not be sufficient to recover the cost.

At the end of 2011, most of the losses on government debt securities recognized in the Group’s equity (approximately 96.9% of the total) related to the decline in value of the Spanish and Portuguese government debt securities. This decline in value was not prompted by interest rate changes but rather by an increase in the credit risk spreads due to debt market tensions exacerbated by the interventions in Ireland, Greece and Portugal. There had not been any default on payments of interest nor was there any evidence that the issuers would fail to continue to meet their payments obligations in the future, with respect both to principal and interest, and thus prevent recovery of the carrying amount of such securities.

During 2011, 2010 and 2009 we completed the analysis described above for equity securities and we recognized impairments amounting to €704 million (€319 million in 2010 and €494 million in 2009), which included €592 million relating to the impairment of the ownership interests in Iberdrola, S.A. and Assicurazioni Generali SpA. These equity instruments had suffered a significant and prolonged fall in price as of December 31, 2011. No additional significant impairments were recorded in 2011 for the remainder of the equity securities that showed unrealized losses as of December 31, 2011 because, after carrying out the abovementioned analysis, we concluded that their carrying value was still recoverable.

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

The actuarial valuation is dependent upon a series of assumptions; the principal ones are set forth below:

•	assumed interest rates;

•	mortality tables;

•	annual social security pension revision rate;

•	price inflation;

•	annual salary growth rate; and

•	the method used to calculate vested commitments to current employees.

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

We test goodwill for impairment at the reporting unit level. We identify our reporting units as one level below our business segments, based on our management structure. We keep those reporting units unchanged unless business segment reorganization occurs. We disclose our goodwill impairment assessment methodology in “Critical Accounting Policies – Impairment”.

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

As a result of the first consolidation of the acquired subsidiaries, Banco Real (2008), Sovereign (2009), Santander Cards UK (2009), Skandinaviska Enskilda Banken (SEB) Group’s commercial banking business in Germany (2011) and Bank Zachodni WBK, S.A. (2011), a significant amount of goodwill was recorded (see Note 17 to our consolidated financial statements). Management made this determination, based in part upon independent appraisals of intangible assets, which is initially estimated and subsequently revised within the one year time period allowed by IFRS-IASB.

Recent Accounting Pronouncements

See Note 1.b to our consolidated financial statements for the detail of standards and interpretations that came into force in 2011 and those with effective dates subsequent to December 31, 2011.

A. Operating results

We have based the following discussion on our consolidated financial statements. You should read it along with these financial statements, and it is qualified in its entirety by reference to them.

In a number of places in this report, in order to analyze changes in our business from period to period, we have isolated the effects of foreign exchange rates on our results of operations and financial position. In particular, we have isolated the effects of depreciation/appreciation of local currencies against the euro because we believe that doing so is useful in understanding the development of our business. For these purposes, we calculate the effect of movements in the exchange rates by multiplying the previous period balances in local currencies by the difference between the exchange rate to the euro of the current and the previous period.

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

2011 Overview

In 2011, the global economy experienced a slowdown in growth as a result of the worsening of the European sovereign debt crisis and the corresponding decrease in confidence, with various episodes of uncertainty in the second half of the year, which gave rise to a tightening of financing conditions. This scenario was partially offset by a general easing of monetary policy: injections of liquidity by the European Central Bank, the continued low interest rates in the US and cuts in official rates in Latin America.

The United States looks set for year-on-year growth in GDP of 1.7% in 2011, after a fourth quarter in which annualized quarterly growth was 3%, which helped the economy to partly offset the slump in growth in the first half of 2011. This growth, basically underpinned through the year by investment in capital goods and foreign trade, is gradually giving way to an increase in both consumption and investment in non-residential construction, which is expected to continue in the coming quarters, taking growth close to its potential.

The impact of crude oil prices and greater use of the installed capacity took the general inflation rate to an annual average of over 3%. However, underlying inflation was kept under control at around 1.5%, enabling the Fed to pursue a monetary policy in favor of growth and the re-establishment of the interbank market.

Latin America kept up a good pace of growth in its economies in the year overall, albeit slower than in 2010. The second half of 2011 reflected the effects of the slowdown in the global economy and the decrease in commodities prices. To counteract these negative effects on growth, some central banks embarked on a cycle of monetary easing which is not yet complete, applying a strategy that is likely to be replicated by others in the course of 2012.

Brazil’s GDP increased 3.0% in 2011, after a strong start (4.2% year-on-year in the first quarter) which then slowed, touching bottom in the third quarter. The decrease in growth led the Central Bank of Brazil to begin a gradual reduction of the official Selic rate from 12.50% in September 2011 to 10.50% in January 2012, a trend which is expected to continue in the coming months.

Monetary easing and robust domestic demand, underpinned by a sound labor market (unemployment at a record low rate: below 5%), will continue to drive growth. Also inflation remained high (6.5% in December) and occasionally topped the Central Bank target (4.5±2%). With regard to the Brazilian real, the variation in interest rates in the second half of the year and the government’s measures to control excess appreciation led to a depreciation of the currency over the year as a whole, ending 2011 at BRL 1.87 = USD 1 (compared to BRL 1.66 = USD 1 at the end of 2010).

Mexico displayed great resistance in 2011 to the international financial turmoil and the weakening of global activity. Its GDP growth for 2011 was 3.9%. Performance was supported by industrial output, investment and the recovery of bank lending to the private sector, particularly consumer lending, which is expected to remain strong over the coming quarters despite the external uncertainties.

The positive trend in activity, moderate inflation (an average rate of 3.4% in 2011) within the target bands of the Bank of Mexico (2%-4%), and a position in foreign trade favored by the rise in oil prices, have enabled the central bank to keep the interest rate stable at 4.5% and preserve its room for manoeuvre. The Mexican peso fell during the year after closing at a high of MXN 13.9 = USD 1 (compared to MXN 12.4 = USD 1 at the end of 2010), as a result of the international financial tensions in the second half of the year.

Chile recorded growth of 5.9% in GDP for the year as a whole, assisted partly by the weak start to 2010 as a result of the earthquake. A trend of slowdown can be seen, however, accentuated in the second half by the international tensions, which is expected to continue over the coming quarters in response to a weaker external environment and less impetus from private spending.

Inflation remained under control throughout 2011 (at an average rate of 3.3%), which enabled the central bank to halt the upward trend in interest rates in the second half (after a rise of 200 basis points from the beginning of the year to 5.25% in June). The upturn in inflation towards the end of the year (4.4% in December) is expected to be temporary and therefore the central bank is expected to maintain current positions to ease monetary policy and boost growth, as reflected by the reduction in January of 25 basis points to 5%. Like the region’s other main currencies, the Chilean peso fell during the year, ending at CLP 519 = USD 1 (compared to CLP 468 = 1 USD at the end of 2010).

The Eurozone registered growth of 1.5% in 2011. In the second half of the year there was a marked slowdown in activity with the materialization of threats to recovery (the rise in commodities prices and the earthquake in Japan, which had a greater impact than expected), combined with the unconvincing handling of the sovereign debt crisis. GDP for the fourth quarter contracted by 0.3% (annualized quarterly rate) and this downward trend is expected to continue into the beginning of 2012.

Inflation, which remained higher than the ECB target throughout the year (an average rate of 2.7% compared to the target of 2%), began a downward trend in December when it fell from 3.0% to 2.8%, which is expected to continue, taking it back to the target level.

Against this background of sharp slowdown and uncertainty, in the fourth quarter the ECB reversed the two rate increases it had made in the first half of 2011 (from 1.0% to 1.5%) to end December with the official interest rate at 1%. It also re-established unconventional liquidity transactions and in December held another long-term auction (three-year financing with no limit on volume) which was repeated in February 2012. As for the exchange rate, the increasing tension in the Eurozone and the deterioration of activity led to a progressive depreciation of the euro against the dollar which ended December at €1 = USD 1.29 (compared to €1 = USD 1.34 at the end of 2010).

There continue to be differences between the countries in terms of economic situation and outlook. Most disadvantaged are the so-called peripheral economies that are facing a greater loss of confidence and higher financing costs, combined with the contractive effect of the fiscal adjustment policies. Conversely, Germany’s underlying situation is more favorable. With GDP growth of 3.1% in 2011, the unemployment rate fell to 6.8%, the lowest since 1991. However, as in the Eurozone as a whole, activity in the fourth quarter shrank by 0.3% (annualized quarterly rate), bringing the Eurozone GDP growth to 1.5% for the whole of 2011.

Spain’s GDP growth of 0.7% for the year as a whole was based on a strong foreign sector that has made up for the weak domestic demand. However, the clear trend of slowdown experienced since the summer (0.0% in the third quarter), points to a fall of 0.3% in GDP in the fourth quarter due to the reduction in consumption. The continuation of these trends combined with the impact of the substantial effort for budgetary consolidation indicates a likely return to recession for the Spanish economy in 2012 according to all the forecasts. Against this background, inflation, which remained very high throughout the year (3.2% on average) mainly due to the increase in energy prices, fell significantly towards the end of the year (2.4% in December).

The United Kingdom obtained similar levels and profiles of growth: +0.8% for the whole of 2011 as a result of a fall in the fourth quarter. The worsening of the international financial situation and trade and weak domestic demand explain the downturn in activity, which is expected to continue in the coming quarters, albeit partially offset by a more stable labor market. Inflation, which was very high throughout the year (4.5% average rate), is on a clearly downward path (4.2% in December compared with 5.2% in September) that is expected to continue in 2012. The Bank of England, which kept its official rate unchanged at 0.5%, increased the bond purchase program by GBP 75 billion in October to add to the GBP 200 billion acquired previously. All in all, the pound sterling rose during the year against the euro, affected by the sovereign debt crisis in Europe, to €1.20 = GBP 1 (€1.16 = GBP 1 at the end of 2010).

Results of Operations for Santander

Summary

Profit attributable to the Parent bank as reported in our consolidated financial statements for the year ended December 31, 2011 was €5,351 million, a 34.6% or €2,830 million decrease from €8,181 million in 2010, which represented an 8.5% or €761 million decrease from €8,942 million in 2009. The 2011 decrease was mainly due to increases in impairment losses, losses on non-current assets held for sale and administrative expenses, which were partially offset by an increase in interest income/ (charges) and a decrease in the income taxes.

The following aspects had an impact on the Group’s results:

•

The profit reflects a one-off charge in the second quarter of €620 million net of tax from a provision made in the second quarter related to Payment Protection Insurance (PPI) remediation in the UK. See “Item 8. Financial Information – A. Consolidated statements and other financial information. – Legal proceedings – ii. Non-tax-related proceedings”.

•

The impact of the exchange rates of various currencies against the euro was not very significant at around one percentage point negative in comparing revenues and costs with 2011. In the UK and Latin America, the impact was one percentage point negative and in Sovereign five percentage points negative.

•

There is a positive impact of approximately three or four percentage points in revenues and costs from the change in perimeter. This impact is the net effect of the entry into consolidation of Bank Zachodni WBK and AIG in Poland and SEB in Germany (Santander Retail) and lower revenues from insurance business, as the transaction with Zurich Financial Services closed in the fourth quarter.

•

The results are impacted by an €1,812 million provision to cover real estate exposure in Spain and by net capital gains of €1,513 million arising from the entry of new partners in the capital of Santander Consumer USA and from the sale of the insurance business in Latin America.

•	Lastly, we recognized impairment losses of €1,161 million in goodwill and other intangible assets relating to our subsidiaries in Portugal (€660 million) and other intangible assets (€501 million).

Interest Income / (Charges)

Interest income was €30,821 million in 2011, a 5.5% or €1,597 million increase from €29,224 million in 2010, which represented an 11.1% or €2,925 million increase from €26,299 million in 2009.

2011 compared to 2010

The €1,597 million increase in interest income in 2011 was due to a rise in business volumes of €2,025 million partially offset by a decrease of €428 million relating to customer rates. The increase in business volumes was mainly obtained from the international sector while the decrease in rates was mainly affected by: (i) spreads on deposits, which compared negatively in the first half of 2011 although they ended 2011 at the same levels (0.28% in 2010 and 0.29% in 2011); and (ii) the negative impact from the higher cost of wholesale funding and the greater regulatory requirements for liquidity in some countries, mainly the UK.

Our overall net yield spread increased from 2.62% in 2010 to 2.69% in 2011. Domestic net yield spread increased from 0.92% in 2010 to 1.02% in 2011. International net yield spreads decreased from 3.37% in 2010 to 3.32% in 2011.

Average total earning assets were €1,126,196 million for 2011, a 3.1% or €33,771 million increase from €1,092,425 million in 2010. This was due to an increase of €53,612 million in the average balances of our international total earning assets (mainly due to an increase of €31,161 million in the average balances of loans and credits and an increase of €20,323 million in the average balances due from central banks). This increase in international total earning assets was partially offset by a decrease of €19,841 million in the domestic sector. This decrease was mainly due to a fall of €7,406 million in average loans and credits and €7,252 million in the average of due from credits entities. The Group’s customer loans amounted to €769,036 million, 3.4% higher than in 2010. In local currencies and excluding the perimeter effects, customer loans were 3.0% higher.

Spain and Portugal’s lending fell by 4.6% and 5.6%, respectively, due to deleveraging. Santander Consumer Finance’s lending dropped 4.8%, due to the impact of the consolidation by the equity accounted method of Santander Consumer USA in December 2011 (+16.1% before this impact). The consolidation of Bank Zachodni WBK increased the Group’s net lending by €8,479 million.

Gross customer loans in Spain amounted to €225,288 million, of which loans to the public sector amounted to €12,147 million (+0.1%) and lending to individuals amounted to €84,816 million, of which €58,535 million were mortgages for homes. Loans to SMEs and companies without real estate purpose, the most relevant part of the lending portfolio, amounted to €104,883 million and accounted for 47% of the total while loans for real estate purposes (with the greatest risk) stood at €23,442 million, after falling in every quarter of 2011. The total reduction for the year was €3,892 million (-14.2%).

In Portugal, the fall in lending (5.6%) came from all segments: -11.8% to SMEs, -13.9% to companies and -3.1% to individuals. In addition, balances in construction and real estate, which represent only 3.6% of lending in the country, declined 12.1% in 2011.

Santander Consumer Finance’s lending, after the deconsolidation of Santander Consumer USA, dropped 4.8%. Excluding this impact, growth was 16.1% due to organic growth plus SEB’s integration in Germany. New lending rose 11.1%.

In the United Kingdom, the balance of customer loans was 4.6% higher. In local criteria, the stock of residential mortgages, in a still depressed market, were very stable, while loans to SMEs increased 25.4%, gaining further market share. Personal loans, reflecting the policy in the last few years of reducing them, declined 12.7%.

Lending in Latin America increased 17.9%, excluding the exchange rate impact, due to organic growth and the incorporation of GE Capital Corporation’s mortgage portfolio in Mexico and of Creditel in Uruguay. Loans in local currency rose 20.3% in Brazil, 7.3% in Chile and 30.9% in Mexico (+22.4% excluding the perimeter impact).

Sovereign’s loans rose 6.0% in dollars, due to the 4.5% increase in the most attractive mortgage segments (residential and multifamily), and the acquisition of a consumer credit portfolio from GE. Both effects comfortably offset the exit from higher risk segments and from those not considered strategic for the Group.

Continental Europe accounted for 42% of the Group’s total lending (29% Spain), the UK 34%, Latin America 19% (11% Brazil) and Sovereign 5%. These percentages in 2010 were 45% for Continental Europe (32% Spain), 32% the UK, 18% Latin America (10% Brazil) and 5% Sovereign.

2010 compared to 2009

The €2,925 million increase in interest income in 2010 was due to an increase of €3,133 million in business volumes partially offset by a decrease of customer rates by €208 million. International net interest income grew by €4,681 million while domestic net interest income decreased by €1,755 million. The spreads on loans for the Group as a whole increased from 3.1% to 3.4% mainly due to the UK and Sovereign units as well as consumer businesses and wholesale banking. Spreads on deposits were affected by the lower interest rates in the commercial units and the Group’s policy of giving priority to capturing deposits and liquidity, particularly in the European units, and the higher cost of wholesale financing. Spreads in Latin America were much more stable.

Our overall net yield spread increased from 2.54% in 2009 to 2.62% in 2010. Domestic net yield spread decreased from 1.45% in 2009 to 0.92% in 2010. International net yield spreads increased from 3.05% in 2009 to 3.37% in 2010.

Average total earning assets were €1,092,425 million for the year ended December 31, 2010, an 8.8% or €88,469 million increase from €1,003,956 million for the same period in 2009. This was due to an increase of €6,047 million in the average balances of our domestic total earning assets (mainly due to an increase of €4,637 million in the average balances of debt securities and an increase of €8,458 million in the average balances due from credit entities partially offset by a decrease of €6 billion in the average balances of our domestic loan and credit portfolio) and an increase of €82,421 million in the average balance of our international total earning assets (mainly due to an increase of €45,550 million in the average balances of our international loan and credit portfolio, an increase of €27,003 million in the average balances of cash and due from central banks and an increase of €14,886 million in the average balances of our debt securities portfolio partially offset by a decrease of €6,908 million in the average balances due from credit entities).

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

Income from Equity Instruments

Income from equity instruments was €394 million in 2011, an 8.8% or €32 million increase from €362 million in 2010, which was a 17.0% or €74 million decrease from €436 million in 2009.

The €32 million increase in 2011 was mainly explained by increased dividends from Telefónica and Repsol-YPF partially offset by a further reduction from Iberdrola.

The €74 million decrease in 2010 was mainly explained by the reduction in our share capital in Iberdrola and Repsol-YPF and the sale of Unicredit Capitalia SPA and Cielo, S.A.

Income from Companies Accounted for using the Equity Method

Income from companies accounted for by the equity method was €57 million in 2011, a €40 million increase from €17 million in 2010, which was a €18 million increase from €-1 million in 2009. This is mainly due to the results obtained from ZS Insurance América, S.L. In December 2011, Santander Consumer USA was consolidated by the equity method. The impact of this change will be reflected in this line item in 2012.

Fee and Commission Income (net)

Fee and commission income was €10,472 million in 2011, a 7.6% or €737 million increase from €9,735 million in 2010. During 2010, fee and commission income increased by 7.2% as compared to €9,080 million obtained in 2009.

2011 compared to 2010

Fee and commission income for 2011 and 2010 was as follows:

	2011	2010	Amount Change	% Change
	(in millions of euros, except percentages)
Mutual and pension funds	1,236	1,267	(31)	(2.4%)
Insurance	2,397	2,051	346	16.9%
Securities services	668	784	(116)	(14.8%)
Commissions for services	6,171	5,633	538	9.5%
Credit and debit cards	1,313	1,138	175	15.4%
Account management	1,028	995	33	3.3%
Bill discounting	309	301	8	2.7%
Contingent liabilities	425	439	(14)	(3.2%)
Other operations	3,096	2,760	336	12.2%

Total fee and commission income (net)	10,472	9,735	737	7.6%

Fee and commission income rose 7.6% to €10,472 million in 2011 compared to 2010 mainly due to the performance of insurance and services. The latter showed rises in almost all lines. On the other hand, income from securities and custody was lower and income from mutual and pension funds was slightly lower.

Average balances of mutual funds under management in Spain decreased 16.6% from €32.7 billion in 2010 to €27.3 billion in 2011. This decrease was due to the Bank’s strategy of emphasis on balance sheet funds to the detriment of mutual funds. However, average balances of mutual funds abroad increased by 6.0% from €77.9 billion in 2010 to €82.6 billion in 2011, mainly due to increased activity in Brazil, the United Kingdom and Mexico, partially offset by a decrease in Chile and Portugal.

Average balances of pension funds in Spain decreased by 3.0% from €9.6 billion in 2010 to €9.3 billion in 2011. Since we sold our pension funds businesses in Latin America, our only remaining pension business abroad is in Portugal. Average balances of pension funds in Portugal decreased 12.2% from €1.3 billion in 2010 to €1.2 billion in 2011.

2010 compared to 2009

Fee and commission income for 2010 and 2009 was as follows:

	2010	2009	Amount Change	% Change
	(in millions of euros, except percentages)
Mutual and pension funds	1,267	1,178	89	7.6%
Insurance	2,051	1,861	190	10.2%
Securities services	784	774	10	1.3%
Commissions for services	5,633	5,267	366	6.9%
Credit and debit cards	1,138	1,033	105	10.2%
Account management	995	859	136	15.8%
Bill discounting	301	319	(18)	(5.6%)
Contingent liabilities	439	422	17	4.0%
Other operations	2,760	2,634	126	4.8%

Total fee and commission income (net)	9,735	9,080	655	7.2%

Fee and commission income rose 7.2% to €9,735 million in 2010 compared to 2009. The increase is mainly due to higher revenues from fee income from insurance, credit cards, account management and pension funds.

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

Gains (Losses) on Financial Assets and Liabilities (net)

Net gains on financial assets and liabilities in 2011 were €2,838 million, a 31.1% or €674 million increase as compared to €2,164 million in 2010, which represented a 43.1% decrease from €3,802 million in 2009. Gains (losses) on financial assets and liabilities include gains and losses arising from the following: marking to market our trading portfolio and derivative instruments, including spot market foreign exchange transactions, sales of investment securities and liquidation of our corresponding hedge or other derivative positions. For further details, see Note 44 to our consolidated financial statements.

2011 compared to 2010

Net gains on financial assets and liabilities increased 31.1% in 2011. We registered profits in Corporate Activities’ hedges of exchange rates in 2011 as against losses in 2010 and in marking to market our trading portfolio of derivative instruments. These profits were partially offset by reduced revenues from the operating areas, mostly GBM (Global Banking and Markets), which were weak in the last three quarters of 2011 due to the economic environment, compared to strong results in 2010, mainly in the first half of the year.

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

Other operating income / expenses (net)

Net other operating income in 2011 was €18 million, a €88 million decrease from €106 million in 2010, which was a €38 million decrease from €144 million in 2009. Under this line item we include income and expenses from insurance activity, from non-financial services, other commissions and charges to the Fondo de Garantía de Depósitos.

	2011	2010	2009
	(in millions of euros)
Insurance activity income	392	378	339
Income from insurance and reinsurance contracts issued	6,748	7,162	7,113
Of which:
Insurance and reinsurance premium income	6,547	6,845	6,950
Reinsurance income	201	317	163
Expenses of insurance and reinsurance contracts	(6,356)	(6,784)	(6,774)
Of which:
Claims paid and other insurance-related expenses	(4,852)	(5,816)	(3,016)
Net provisions for insurance contract liabilities	(1,202)	(689)	(3,540)
Reinsurance premiums paid	(302)	(279)	(218)
Non-financial services	151	135	140
Sales and income from the provision of non-financial services	400	340	378
Cost of sales	(249)	(205)	(238)
Other operating income and expenses	(525)	(407)	(335)
Other operating income	902	693	438
Of which, fees and commissions offsetting direct costs	119	70	117
Other operating expenses	(1,427)	(1,100)	(773)
Of which, Deposit Guarantee Fund	(346)	(307)	(318)
Other operating income/expenses, net	18	106	144

In 2011, a 3.7% increase in insurance activity and an 11.9% increase in non-financial services were offset by an increase in other charges.

In 2010, an 11.5% increase in insurance activity was offset by an increase of other charges. Income from non-financial services remained flat.

Administrative Expenses

Administrative expenses were €17,781 million in 2011, a 9.4% or €1,526 million increase from €16,255 million in 2010, which was a 9.6% or €1,430 million increase from €14,825 million in 2009.

2011 compared to 2010

Administrative expenses for 2011 and 2010 were as follows:

	2011	2010	Amount Change	% Change
	(in millions of euros, except percentages)
Personnel expenses	10,326	9,329	997	10.7%
Other general administrative expenses	7,455	6,926	529	7.6%
Building and premises	1,845	1,731	114	6.6%
Other expenses	1,723	1,555	168	10.8%
Information technology	875	798	77	9.6%
Advertising	695	634	61	9.6%
Communications	659	670	(11)	(1.6%)
Technical reports	467	428	39	9.1%
Per diems and travel expenses	313	276	37	13.4%
Taxes (other than income tax)	401	376	25	6.6%
Guard and cash courier services	412	401	11	2.7%
Insurance premiums	65	57	8	14.0%
Total administrative expenses	17,781	16,255	1,526	9.4%

The 9.4% increase in administrative expenses in 2011 reflected a 10.7% increase in personnel expenses and a 7.6% increase in other general administrative expenses.

In Europe, both the large retail units (Santander Branch Network, Banesto and Portugal) and the UK recorded slight falls in expenses in real terms while the global units (GBM and Asset Management and Insurance) registered increased expenses because of investments in equipment and technology with the double purpose of strengthening the positions attained in key markets and businesses in previous years and developing new initiatives. Moreover, there is also an increase in expenses resulting from the incorporation of new entities, mainly Bank Zachodni WBK in Poland and SEB in Germany. In Latin America, costs also rose due to the drive in new commercial projects, the increase in installed capacity, the restructuring of points of attention, particularly in Brazil, and the revision of collective bargaining agreements in an environment of higher inflation. Sovereign also registered single digit growth in costs.

2010 compared to 2009

Administrative expenses for 2010 and 2009 were as follows:

	2010	2009	Amount Change	% Change
	(in millions of euros, except percentages)
Personnel expenses	9,329	8,451	878	10.4%
Other general administrative expenses	6,926	6,374	552	8.7%
Building and premises	1,731	1,614	117	7.2%
Other expenses	1,555	1,436	119	8.3%
Information technology	798	785	13	1.7%
Advertising	634	594	40	6.7%
Communications	670	632	38	6.0%
Technical reports	428	360	68	18.9%
Per diems and travel expenses	276	262	14	5.3%
Taxes (other than income tax)	376	313	63	20.1%
Guard and cash courier services	401	331	70	21.1%
Insurance premiums	57	47	10	21.3%
Total administrative expenses	16,255	14,825	1,430	9.6%

The 9.6% increase in administrative expenses in 2010 reflected a 10.4% increase in personnel expenses and an 8.7% increase in Other general administrative expenses.

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

Depreciation and Amortization

Depreciation and amortization was €2,109 million in 2011, an 8.7% or €169 million increase from €1,940 million in 2010, which was a 21.5% or €344 million increase from €1,596 million in 2009. Both in 2010 and 2011, the depreciation and amortization of intangible assets in Latin America, mainly Brazil, explain most of the increase.

Provisions (net)

Net provisions were €2,601 million in 2011, a 129.6% or €1,468 million increase from €1,133 million in 2010, which was a 36.8% or €659 million decrease from €1,792 million in 2009. This item includes additions charged to the income statement in relation to provisions for pensions and similar obligations, provisions for contingent liabilities and commitments and other provisions (mainly provisions for restructuring costs and tax and legal litigation). The variation in 2011 is due to: (i) a €1,680 million increase in other provisions, mainly due to the one-off charge in the second quarter of €842 million from a provision made related to PPI remediation (see Item 8 of Part I, “Financial information— Legal proceedings, ii. Non-tax-related proceedings); (ii) a €10 million increase in provisions for pensions and; (iii) a €222 million decrease in contingent liabilities and commitments provisions.

The variation in 2010 is due to a €151 million decrease in provisions for pensions together with a €531 million decrease in other provisions partially offset by a €23 million increase in contingent liabilities and commitments provisions.

See Note 25 to our consolidated financial statements.

Impairment Losses (net)

Impairment losses (net) were €13,385 million in 2011, a 24.8% or €2,656 million increase from €10,729 million in 2010, which was an 8.6% or €1,014 million decrease from €11,743 million in 2009.

Impairment losses are divided in the income statement as follows:

	2011	2010	2009
	(in millions of euros)
Impairment losses on financial assets (net):	11,868	10,443	11,578
Loans and receivables	11,040	10,267	11,088
Other financial assets not measured at fair value through profit and loss	828	176	490
Impairment losses on other assets (net):	1,517	286	165
Goodwill and other intangible assets	1,161	69	31
Other assets	356	217	134

Total impairment losses (net)	13,385	10,729	11,743

2011 compared to 2010

The €773 million or 7.5% increase in net impairment losses for loans and receivables in 2011 compared to 2010 reflected a €821 million increase in allowances, a €598 million increase in recoveries of loans previously charged-off and an €11 million decrease in impairment losses of other assets.

There was a strong increase in impairment losses in Spain and Portugal due to the economic environment and significant reductions in the UK, Sovereign and Santander Consumer Finance (even with the incorporation of new units). Provisions in Latin America excluding Brazil also dropped. However, they rose strongly in Brazil because of the growth in lending of around 20% and a moderate increase in NPLs of individual borrowers, principally in consumer credits and cards.

Our total allowances for credit losses (excluding country-risk) decreased by €1,087 million to €19,661 million at December 31, 2011, from €20,748 million at December 31, 2010.

The €1,231 million increase in 2011 in net impairment losses on other assets was mainly attributable to €601 million in pre-tax provisions to amortize goodwill related to Santander Totta and €491 million in amortization of other intangible assets.

The impairment losses of other financial assets not measured at fair value through profit and loss in 2011 of €826 million were mainly due to: (i) €125 million in debt instruments of which €106 million related to the Greek sovereign debt; and (ii) €592 million in equity instruments relating to the impairment of the ownership interests in Iberdrola, S.A. and Assicurazioni Generali SpA. These equity instruments had suffered a significant and prolonged fall in price at December 31, 2011.

Non-performing balances (excluding country-risk) increased by €3,514 million to €32,036 million at December 31, 2011, compared to €28,522 million at December 31, 2010. Our coverage ratio was 61% at December 31, 2011 and 73% at December 31, 2010. See Item 4 of Part I, “Information on the Company—B. Business Overview—Selected Statistical Information—Impaired Balances Ratios”.

2010 compared to 2009

The €821 million or 7.4% decrease in net impairment losses for loans and receivables in 2010 compared to 2009 reflected a €460 million net decrease in allowances, a €287 million increase in recoveries of loans previously charged-off and a €74 million decrease in impairment losses of other assets.

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

Our total allowances for credit losses (excluding country-risk) increased by €2,251 million to €20,748 million at December 31, 2010, from €18,497 million at December 31, 2009.

Non-performing balances (excluding country-risk) increased by €3,969 million to €28,522 million at December 31, 2010, compared to €24,554 million at December 31, 2009. Our coverage ratio was 72.7% at December 31, 2010, and 75.3% at December 31, 2009. See Item 4 of Part I, “Information on the Company—B. Business Overview—Selected Statistical Information—Impaired Balances Ratios”.

Net gains / (losses) on other assets

Net losses on other assets were €263 million in 2011, a €323 million decrease from gains of €60 million in 2010, which was a €280 million decrease from gains of €340 million in 2009.

In 2011, Gains on disposal of assets not classified as non-current assets held for sale increased to €1,846 million mainly due to the sale of a minority stake in Santander Consumer USA and the sale of our Latin American insurance companies (€872 million and €908 million, respectively). See Item 4 of Part I, “Information on the Company—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations”.

Losses on non-current assets held for sale not classified as discontinued operations increased to €2,109 million mainly due to impairment of foreclosed and acquired assets recorded during the year. See Item 4 of Part I, “Information on the Company—B. Business Overview—Selected Statistical Information—Foreclosed assets”.

2011 compared to 2010

	2011	2010	Amount Change	% Change
	(in millions of euros, except percentages)
Gains / (losses) on disposal of assets not classified as non-current assets held for sale	1,846	350	1,496	427.4
Of which:
Disposal of investments	1,794	153	1,641	1,072.5
Gains / (losses) on non-current assets held for sale not classified as discontinued operations	(2,109)	(290)	(1,819)	(627.2)
Of which:
Impairment of non-current assets held for sale	(2,037)	(298)	(1,739)	(583.6)

2010 compared to 2009

	2010	2009	Amount Change	% Change
	(in millions of euros, except percentages)
Gains / (losses) on disposal of assets not classified as non-current assets held for sale	350	1,565	(1,215)	(77.6)
Of which:
Disposal of investments	153	1,528	(1,375)	(90.0)
Gains / (losses) on non-current assets held for sale not classified as discontinued operations	(290)	(1,225)	935	(76.3)
Of which:
Sale of Attijariwafa Bank	—	218	(218)	—
Impairment of non-current assets held for sale and other assets	(298)	(1,350)	1,052	(77.9)

Income Tax

The provision for corporate income tax was €1,776 million in 2011, a 39.2% or €1,147 million decrease from €2,923 million in 2010, which represented a 142.3% or €1,716 million increase from €1,207 million in 2009. The effective tax rate was 22.5% in 2011, 24.3% in 2010 and 11.5% in 2009.

The reduction in the effective tax rate in 2011 compared to the prior year is primarily due to tax exempt transactions occurred during 2011 (described in note 27.c). The increase in the effective income tax rate in 2010 compared to 2009 is primarily due to various tax exempt transactions that took place during 2009. Had these transactions been taxable, the effective tax rate for the fiscal year 2009 would have been 19.9%. The increase between the mentioned 19.9% and the effective rate for the fiscal year 2010 (24.3%) is due to a higher proportion of our income being derived from our businesses in Latin America, and the USA, which have higher tax rates than other countries, principally Spain, in which the Group operates.

For more information about factors affecting effective tax rates, see Note 27 to our consolidated financial statements.

Profit / (losses) from discontinued operations

Losses from discontinued operations were €24 million in 2011, a €3 million decrease from €27 million in 2010, which represented a €57.8 million decrease from €31 million profits in 2009. During 2011 and 2010, we did not discontinue any significant operation.

Profit attributable to non-controlling interest

Profit attributable to non-controlling interest was €788 million in 2011, a 14.4% or €133 million decrease from €921 million in 2010, which represented a 96.0% or €451 million increase from €470 million in 2009. For further details, see Note 28 to our consolidated financial statements.

2011 compared to 2010

The €133 million decrease in 2011 is mainly attributable to the purchase in September 2010 of 25% of Santander Mexico. Non-controlling interest in Banco Santander Mexico was €2 million in 2011 as compared to €130 million in 2010.

2010 compared to 2009

The €451 million increase in profit attributable to minority shareholders in 2010 was principally due to Grupo Santander Brazil. Non-controlling interest in Banco Santander (Brasil) S.A. was in 2010 €539 million, a €425 million increase from €114 million in 2009 due to the global offering of Banco Santander (Brasil), which closed in October 2009. This effect was partially offset by the purchase of 25% of Santander Mexico in 2010.

Results of Operations by Business Areas

For internal information, Grupo Santander maintained in 2011 the general criteria used in 2010 for geographical and business segmentation, with the following exception:

The financial statements of each operating segment are prepared by aggregating the figures for the Group’s various business units. The basic information used for segment reporting comprises the accounting data of the legal units composing each segment and the data available from the management information systems. All segment financial statements have been prepared on a basis consistent with the accounting policies used by the Group. When calculating the net interest income of each business, internal transfer prices are applied both to assets and liabilities. Having observed that the actual cost of liquidity during the ongoing financial and liquidity crisis the actual cost of liquidity deviated from the benchmark curve used for the units, in 2011 the Group decided to revise the system for measuring net interest income and modified the internal transfer price applied by the corporate centre to the units, adding to the base curve a liquidity spread based on the duration of each transaction. The figures for 2010 and 2009 relating to segment reporting presented below have been recalculated in order to facilitate their comparison with the figures for 2011.

Our results of operations by business areas can be summarized as follows (see Item 4 of Part I, “Information on the Company—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations”):

First level (geographic):

Continental Europe

				Variations
	2011	2010	2009	2011/2010	2010/2009
	(in millions of euros, except percentages)
INTEREST INCOME / CHARGES	10,666	9,872	10,966	8.0%	(10.0%)
Income from equity instruments	264	217	218	21.7%	(0.5%)
Income from companies accounted for by the equity method	14	9	7	55.6%	28.6%
Net fees and commissions	4,051	3,679	3,697	10.1%	(0.5%)
Gains/losses on financial assets and liabilities (net)	233	846	687	(72.5%)	23.1%
Other operating income/(expenses) (net)	119	170	138	(30.0%)	23.2%
TOTAL INCOME	15,347	14,793	15,713	3.7%	(5.9%)
Administrative expenses	(5,998)	(5,301)	(5,116)	13.1%	3.6%
Personnel expenses	(3,725)	(3,343)	(3,220)	11.4%	3.8%
Other general expenses	(2,273)	(1,958)	(1,896)	16.1%	3.3%
Depreciation and amortization	(614)	(616)	(548)	(0.3%)	12.4%
Impairment losses on financial assets (net)	(4,206)	(4,048)	(3,286)	3.9%	23.2%
Provisions (net)	(138)	(40)	(99)	245.0%	(59.6%)
Impairment losses on other assets (net)	(48)	(48)	(42)	0.0%	14.3%
Gains/(losses) on other assets (net)	(304)	(56)	(73)	442.9%	(23.3%)
OPERATING PROFIT/(LOSS) BEFORE TAX	4,039	4,684	6,549	(13.8%)	(28.5%)
Income tax	(1,049)	(1,219)	(1,770)	(13.9%)	(31.1%)
PROFIT FROM CONTINUING OPERATIONS	2,990	3,465	4,779	(13.7%)	(27.5%)
Profit/(loss) from discontinued operations (net)	(24)	(14)	(45)	71.4%	(68.9%,)
CONSOLIDATED PROFIT FOR THE YEAR	2,966	3,451	4,734	(14.1%)	(27.1%)
Profit attributable to non-controlling interest	117	96	66	21.9%	45.5%
Profit attributable to the Parent	2,849	3,355	4,668	(15.1%)	(28.1%)

2011 compared to 2010

In 2011, Continental Europe contributed 31.0% of the profit attributable to the Group’s operating areas. The profit includes the effect of the consolidation of Bank Zachodni WBK in April and SEB’s branches in Germany in the first quarter. Overall, the positive impact of these acquisitions (perimeter effect) on the Group’s profits was around 6 percentage points.

Interest income was €10,666 million in 2011, which is an 8.0% or €794 million increase from the €9,872 million obtained in 2010. Net fees and commissions were €4,051 million in 2011, a 10.1% increase from €3,679 million in 2010. These increases were due to the improvements in commercial units and the consolidation of Bank Zachodni WBK in the second quarter. Excluding the perimeter impact, net interest income and fee and commission income increased 1.1%.

Gains/(losses) on financial assets and liabilities were €233 million in 2011, a 72.5% decrease from €846 million in 2010. The decrease was mainly due to the tensions in the markets in the second half of the year which impacted gains on financial transactions, due, on the one hand, to lower asset valuations and, on the other, to reduced customer activity.

Total income increased 3.7% to €15,347 million in 2011 from €14,793 million in 2010. This increase was mainly pushed by the performance of Santander Consumer Finance which increased 14.0%, backed by the most basic revenues: (i) net interest income (+13.6%), due to the rise in the average portfolio and to better spreads and (ii) fee income (+18.0%), basically due to servicing in the US and greater presence in key European countries (Germany, Poland and Norway).

Administrative expenses were €5,998 million in 2011, a 13.1% increase from €5,301 million in 2010 due to the impact of the changes in the scope of consolidation. On a like-for-like basis the increase was only 0.9%. The larger units of the segment experienced, in real terms, reductions of 2.5% at Banesto, 2.1% in Portugal, and 1.2% in the Santander Branch Network.

Impairment losses on financial assets were €4,206 million in 2011, a 3.9% increase from €4,048 million in 2010, mainly due to the perimeter effect. Additionally, the evolution of NPLs in Spain was worse than expected because the downturn in the economy was more severe than envisaged and the fall in lending meant the NPL ratio increased to a greater extent than the volume of non-performing. The NPL ratio in Continental Europe increased from 4.3% in 2010 to 5.2% in 2011, while NPL coverage decreased from 71% in 2010 to 56% in 2011. The decrease in total lending in Spain caused the NPL ratio to increase to a greater extent than the volume of NPLs.

Profit attributable to the Parent was 15.1% lower at €2,849 million from €3,355 million in 2011. Profits have been hard hit by the low growth environment, deleveraging and low interest rates, as well as the negative impact of gains on financial transactions and the increase in impairment losses mentioned above. Profits fell at the three commercial networks (Santander, Banesto and Portugal) and at wholesale businesses, while Santander Consumer Finance performed well (+51.5% in profit attributable to the parent bank) and Poland’s BZ WBK was incorporated to the Group in April.

2010 compared to 2009

In 2010, Continental Europe contributed 32.0% of the profit attributable to the Group’s operating areas. The contribution decreased from 45.8% in 2009 due to both the reduction in profits in Continental Europe and the strong growth in emerging markets, primarily in Brazil and the rest of Latin America.

Interest income was €9,872 million in 2010, which is a 10.0% or €1,094 million decrease from the €10,966 million obtained in 2009. Effective management of spreads and of the balance sheet was largely offset by the impact of slower business growth due to lower demand for loans, the repricing of mortgages and the higher cost of funds resulting from the strong competition for deposits.

Net fees and commissions were €3,679 million in 2010, a 0.5% decrease from €3,697 million in 2009 because of lower activity and lower demand for some products, especially mutual funds.

Gains/(losses) on financial assets and liabilities were €846 million in 2010, a 23.1% increase from €687 million in 2009. The impact of lower activity due to the weak economic environment was offset by the improvement in gains from the distribution of treasury products to customers, especially in Banesto.

Total income decreased 5.9% in 2010 due to the negative performance of most areas. Only Santander Consumer Finance experienced an increase backed by the most basic revenues: interest income due to a rise in the average portfolio and management of spreads and fee income due to greater activity and servicing in the US.

Administrative expenses were €5,301 million in 2010, a 3.6% increase from €5,116 million in 2009. This growth was mainly due to the increase in the scope of consolidation in Santander Consumer Finance and the increase in costs at Global Banking & Markets, as the Santander Branch Network, Banesto and Portugal reduced their costs.

Impairment losses on financial assets were €4,048 million in 2010, a 23.2% increase from €3,286 million in 2009. This strong increase resulted mainly from the review carried out by the Bank of Spain of the parameters established in the Circular 4/2004 to determine the provisions for credit risk. These parameters are based on its experience and information on the historical rates of impairment in the banking sector and are periodically updated. The review, carried out in 2010, consistent with the results shown by our internal model, reflected the worsening in Spanish debtors’ conditions taking into account both records of default and experience of the recoveries of non performing loans. The NPL ratio increased from 3.6% in 2009 to 4.3% in 2010, while NPL coverage decreased from 77% in 2009 to 71% in 2010.

Profit attributable to the Parent was €3,335 million in 2010, a 28.1% or €1,313 million decrease from €4,668 million in 2009. The main reasons for this decrease were weak revenues affected by the economic environment and the increase in impairment losses mentioned above.

United Kingdom

				Variations
	2011	2010	2009	2011/2010	2010/2009
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	4,176	4,766	4,298	(12.4%)	10.9%
Income from equity instruments	1	—	—	n/a	n/a
Income from companies accounted for by the equity method	1	—	—	n/a	n/a
Net fees and commissions	1,070	1,027	1,083	4.2%	(5.2%)
Gains/losses on financial assets and liabilities (net)	405	462	506	(12.3%)	(8.7%)
Other operating income/(expenses) (net)	25	29	28	(13.8%)	3.6%
TOTAL INCOME	5,678	6,284	5,915	(9.6%)	6.2%
Administrative expenses	(2,203)	(2,241)	(2,216)	(1.7%)	1.1%
Personnel expenses	(1,391)	(1,295)	(1,257)	7.4%	3.0%
Other general expenses	(812)	(946)	(959)	(14.2%)	(1.4%)
Depreciation and amortization	(351)	(309)	(253)	13.6%	22.1%
Impairment losses on financial assets (net)	(585)	(930)	(881)	(37.1%)	5.6%
Provisions (net)	(969)	(151)	(195)	541.7%	(22.6%)
Impairment losses on other assets (net)	—	—	—	n/a	n/a
Gains/(losses) on other assets (net)	(3)	47	(7)	n/a	n/a
OPERATING PROFIT/(LOSS) BEFORE TAX	1,567	2,700	2,363	(42.0%)	14.3%
Income tax	(422)	(735)	(639)	(42.6%)	15.0%
PROFIT FROM CONTINUING OPERATIONS	1,145	1,965	1,724	(41.7%)	14.0%
Profit/(loss) from discontinued operations (net)	—	—	—	n/a	n/a
CONSOLIDATED PROFIT FOR THE YEAR	1,145	1,965	1,724	(41.7%)	14.0%
Profit attributable to non-controlling interest	—	—	—	n/a	n/a
Profit attributable to the Parent	1,145	1,965	1,724	(41.7%)	14.0%

2011 compared to 2010

In 2011, the United Kingdom contributed 12.5% of the profit attributable to the Parent bank’s total operating areas. This included the impact net of tax of a provision of €620 million in the second quarter, related to the payment protection insurance (PPI) remediation, in line with what has been done by other British banks. In addition, there were higher costs derived from regulatory changes affecting increased liquidity requirements and higher wholesale funding costs. All of this was in the context of weak growth and low interest rates.

Interest income was €4,176 million in 2011, a 12.4% or €590 million decrease from €4,766 million in 2010 reflecting the higher cost of liquid assets. The total commercial spread was lower at 1.85% (in local currency), with higher spreads on loans more than offset by the greater cost of liquidity and funding. Increases in the proportion of customers on standard variable rate mortgages helped to partly mitigate the impact of low interest rates. Higher net interest income in SMEs and corporations reflected growth in deposits and loans, with spreads on new loans continuing to increase.

Net fees and commissions were €1,070 million in 2011, a 4.2% or €43 million increase from €1,027 million in 2010. This increase was mainly due to a new pricing structure for current accounts where overdraft interest charges have been replaced with a flat fee.

Gains / losses on financial assets and liabilities were €405 million in 2011, a 12.3% or €57 million decrease from €462 million in 2010 due to the impact of lower market activity.

Administrative expenses were €2,203 million in 2011, a 1.7% or €38 million decrease from €2,241 million in 2010. This decrease was mainly achieved by continued operational and integration cost efficiencies in the back office functions, marketing and property costs. This was partially offset by the addition of 1,100 employees to improve customer service in the first half of 2011, which enabled Santander UK to repatriate the call centers that were abroad.

Impairment losses on financial assets were €585 million in 2011, a 37.1% or €345 million decrease from €930 million in 2010, due to the improved evolution of retail products and to a better than expected performance in the current environment.

The NPL ratio was 1.86%, 0.10 percentage points higher than that of 2010. There was a better performance in all retail products, particularly mortgages and unsecured personal loans, and a slight deterioration in the fourth quarter in corporate loans, including real estate. The stock of foreclosed properties remained very low (0.06% of the total portfolio compared to 0.05% at the end of 2010). In general, the trends were better than the sector’s, according to the data from the Council of Mortgage Lenders (CML). The NPL coverage ratio stood at 38% at the end of 2011, an 8.0 percentage point decrease compared to 46% at the end of 2010.

Provisions were €969 million in 2011, a 541.7% or €818 million increase from of €151 million in 2010, mainly due to the one-off charge in the second quarter of €842 million from a provision made related to PPI remediation (see Item 8 of Part I, “Financial information— Legal proceedings, ii. Non-tax-related proceedings).

Profit attributable to the Parent was €1,145 million in 2011, a 41.7% or €820 million decrease from €1,965 million in 2010. The income statement was very affected by the environment of low activity, low interest rates, regulatory changes, higher funding costs and the PPI provision. On the other hand, costs were almost flat and fewer provisions were made, reflecting the good evolution of non-performing loans.

2010 compared to 2009

In 2010, the United Kingdom contributed 18.8% of the profit attributable to the Parent bank’s total operating areas. The 2010 results were driven by strong income growth, strict control of costs and lower provisions.

Interest income was €4,766 million in 2010, a 10.9% or €468 million increase from €4,298 million in 2009. The increase in interest income reflects the balanced growth of loans and deposits. The higher spread on loans was partly offset by the higher cost of the deposit capturing campaign. Moreover, the increased cost of funds and liquid assets, mainly in the second half of 2010, partly offset the strength of the core activity adding pressure on net interest income. There was a positive impact from greater retention of mortgages and customers’ preference for variable rate mortgages in Retail Banking. In addition, growth in bank account liability balances and hedging strategies helped to reduce the impact of lower interest rates on deposits. Prudent management of spreads and growth in loans and deposits in SMEs and corporations also helped to increase interest income.

Net fees and commissions were €1,027 million in 2010, a 5.2% or €56 million decrease from €1,083 million in 2009. This decrease was in line with the market trend in the UK. In retail business, revenue was reduced by the lower cancellation of mortgages and the policy of reducing uncollateralized loans. The change in the mix from structured products to managed customer funds also continued, reducing current revenues but we expect it will produce higher fees in the future.

Gains / losses on financial assets and liabilities were €462 million in 2010, an 8.7% or €44 million decrease from €506 million in 2009 as the favorable market situation in 2009 was not repeated in 2010 and there were losses in the sale of the portfolio of Alliance & Leicester, which has been discontinued.

Administrative expenses were €2,241 million in 2010, an 1.1% or €25 million increase from €2,216 million in 2009. The cost savings obtained from synergies from the acquisition of Alliance & Leicester were reinvested in growth in Corporate Banking and Global Banking & Markets. We continued to eliminate overlapping functions in back office and support departments.

Impairment losses on financial assets were €930 million in 2010, a 5.6% or €49 million increase from €881 million in 2009, due to the better evolution of retail products, mainly mortgages, enabling us to maintain high coverage levels.

The NPL ratio was 1.8% at the end of 2010 (compared to 1.7% at December 2009). The stock of foreclosed properties remained very low at 0.05% of the total portfolio. The evolution, in general, was better than the sector, according to the Council of Mortgage Lenders (the “CML”). NPL coverage was 46% (compared to 44% at December 2009).

Provisions were €151 million in 2010, a €44 million decrease from €195 million in 2009.

Profit attributable to the Parent was €1,965 million in 2010, a 14.0% or €241 million increase from €1,724 million in 2009, as a result of the combined effect of higher revenues, stable costs and lower provisions.

Latin America

				Variations
	2011	2010	2009	2011/2010	2010/2009
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	16,473	14,678	11,959	12.2%	22.7%
Income from equity instruments	72	80	96	(10.0%)	(16.7%)
Income from companies accounted for by the equity method	37	10	10	n/a	0.0%
Net fees and commissions	4,991	4,661	3,925	7.1%	18.8%
Gains/losses on financial assets and liabilities (net)	1,067	1,410	1,663	(24.3%)	(15.2%)
Other operating income/(expenses) (net)	(198)	(163)	15	21.5%	n/a
TOTAL INCOME	22,442	20,676	17,668	8.5%	17.0%
Administrative expenses	(7,984)	(7,193)	(6,032)	11.0%	19.2%
Personnel expenses	(4,456)	(3,955)	(3,210)	12.7%	23.2%
Other general expenses	(3,528)	(3,238)	(2,822)	9.0%	14.7%
Depreciation and amortization	(925)	(778)	(566)	18.9%	37.5%
Impairment losses on financial assets (net)	(5,447)	(4,687)	(4,979)	16.2%	(5.9%)
Provisions (net)	(1,232)	(990)	(681)	24.4%	45.4%
Impairment losses on other assets (net)	(38)	(12)	(22)	n/a	(45.5%)
Gains/(losses) on other assets (net)	241	255	40	(5.5%)	n/a
OPERATING PROFIT/(LOSS) BEFORE TAX	7,057	7,271	5,428	(2.9%)	34.0%
Income tax	(1,655)	(1,693)	(1,257)	(2.2%)	34.7%
PROFIT FROM CONTINUING OPERATIONS	5,402	5,578	4,171	(3.2%)	33.7%
Profit/(loss) from discontinued operations (net)	—	—	91	n/a	(100.0%)
CONSOLIDATED PROFIT FOR THE YEAR	5,402	5,578	4,262	(3.2%)	30.9%
Profit attributable to non-controlling interest	738	850	428	(13.2%)	98.6%
Profit attributable to the Parent	4,664	4,728	3,834	(1.4%)	23.3%

2011 compared to 2010

In 2011, Latin America contributed 50.8% of the profit attributable to the Parent bank’s total operating areas with strong growth in all countries. The main developments were the notable rise in basic revenues, which did not feed through to profits as it was offset by the decrease in gains on financial transactions caused by the market situation, the increase in administrative expenses and the rise in loan-loss provisions.

Interest income was €16,473 million in 2011, a 12.2% or €1,795 million increase from €14,678 million in 2010, due to larger volumes and management of spreads in a context of higher interest rates than in 2010. Interest income was the main driver of profit growth.

Net fees and commissions were €4,991 million in 2011, a 7.1% or €330 million increase from €4,661 million in 2010. Excluding the exchange rate impact, the main drivers of growth were insurance (+31.7%) and credit cards (+23.7%), while those from managing accounts fell 16.6%. Income from insurance business grew 16.9%, affected by the impact of the agreement with Zurich (excluding this impact: +34.8%), which acquired 51% of the share capital of ZS Insurance América, S.L. (the holding company for the Group’s insurance businesses in Latin America).

Gains / losses on financial assets and liabilities were €1,067 million in 2011, a 24.3% or €343 million decrease from €1,410 million in 2010, largely due to the volatility of markets in the third and fourth quarters.

Administrative expenses were €7,984 million in 2011, an 11.0% or €791 million increase from €7,193 million in 2010. The increase was mainly due to: (i) the growth in staff in the branch networks, (ii) renegotiation of salaries and collective agreements; (iii) new business projects; (iv) increased installed capacity; and (v) redesigning points of attention.

Impairment losses on financial assets were €5,447 million in 2011, a 16.2% or €760 million increase from €4,687 million in 2010, which is below lending growth. The NPL ratio increased 21 basis points, from 4.11% to 4.32%, while coverage was decreased from 104% to 97%.

Profit attributable to the Parent was €4,664 million in 2011, a 1.4% or €64 million decrease from €4,728 million in 2010. This decrease was due to increased impairment loses, reduced gains on financial transactions due to the unfavorable market situation, and higher commercial investment. This was partially offset thanks to the dynamism of net interest income and fee income, which lifted total income by 8.5%. By segment, Retail Banking’s attributable profit rose 0.8%, while Global Wholesale Banking and Asset Management and Insurance’s decreased 1.5% and 1.4%, respectively.

2010 compared to 2009

In 2010, Latin America contributed 45.1% of the profit attributable to the Parent bank’s total operating areas with strong growth in all countries.

Interest income was €14,678 million in 2010, a 22.7% or €2,719 million increase from €11,959 million in 2009, due to greater volumes, the change of mix toward lower risk products and defending spreads in an environment of lower interest rates than in 2009.

Net fees and commissions were €4,661 million in 2010, an 18.8% or €736 million increase from €3,925 million in 2009. The main drivers of growth were, in local currency, insurance activity (+18%), mutual funds (+14%), credit cards (+10%), cash management (+8%) and foreign trade (+7%). Income from the administration of accounts, however, was 2% lower due to the negative impact from regulatory changes that eliminated certain commissions.

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

Profit attributable to the Parent was €4,728 million in 2010, a 23.3% or €894 million increase from €3,834 million in 2009 reflecting the strong growth of the region, the strict control of expenses (with the increase being below that of inflation) and the intense management of recoveries of bad loans (resulting in a notable decline in loan-loss provisions). The increase in profit attributable to the Parent bank was positively affected by the exchange rate impact and negatively affected by the sale of Banco de Venezuela and by higher non-controlling interest. By segment and excluding these impacts, Retail Banking’s profit attributable to the parent bank was 32.8% higher, Wholesale Banking’s profit attributable to the parent bank declined 8.5% (notably influenced by very good results in 2009) and Asset Management and Insurance’s attributable profit rose 9.5%.

Sovereign

				Variations
	2011	2010	2009 (¹)	2011/2010	2010/2009
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	1,678	1,736	1,160	(3.3%)	49.7%
Income from equity instruments	1	1	1	0.0%	0.0%
Income from companies accounted for by the equity method	—	—	(3)	n/a	(100.0%)
Net fees and commissions	375	408	380	(8.1%)	7.4%
Gains/losses on financial assets and liabilities (net)	190	29	14	555.2%	107.1%
Other operating income/(expenses) (net)	(56)	(67)	(89)	(16.4%)	(24.7%)
TOTAL INCOME	2,188	2,107	1,463	3.8%	44.0%
Administrative expenses	(863)	(832)	(766)	3.7%	8.6%
Personnel expenses	(469)	(468)	(457)	0.2%	2.4%
Other general expenses	(394)	(364)	(309)	8.2%	17.8%
Depreciation and amortization	(113)	(105)	(115)	7.6%	(8.7%)
Impairment losses on financial assets (net)	(375)	(510)	(571)	(26.5%)	(10.7%)
Provisions (net)	(42)	(66)	(55)	(36.4%)	20.0%
Impairment losses on other assets (net)	(18)	(19)	(1)	(5.3%)	n/a
Gains/(losses) on other assets (net)	(1)	(8)	(2)	(87.5%)	300.0%
OPERATING PROFIT/(LOSS) BEFORE TAX	776	567	(47)	36.9%	n/a
Income tax	(250)	(143)	22	74.8%	n/a
PROFIT FROM CONTINUING OPERATIONS	526	424	(25)	24.1%	n/a
Profit/(loss) from discontinued operations (net)	—	—	—	n/a	n/a
CONSOLIDATED PROFIT FOR THE YEAR	526	424	(25)	24.1%	n/a
Profit attributable to non-controlling interest	—	—	—	n/a	n/a
Profit attributable to the Parent	526	424	(25)	24.1%	n/a

(1)	As Sovereign was fully acquired on January 30, 2009, only 11 months are presented for 2009.

2011 compared to 2010

In 2011, Sovereign contributed 5.7% of the profit attributable to the Parent bank’s total operating areas.

Interest income for 2011 was €1,678 million, a 3.3% or €58 million decrease as compared to €1,736 million for 2010. Net interest income was impacted by a sharp decline in interest rates, which was partially offset by the management of volumes and prices.

Net fees and commissions were €375 million in 2011, an 8.1% or €33 million decrease from €408 million in 2010. This decrease was partially caused by the negative impact of the Durbin Amendment to the Dodd-Frank Act, which limits the commissions charged to clients for certain transactions. We partially offset this impact through increased commercial efforts.

Administrative expenses were €863 million in 2011, a 3.7% or €31 million increase as compared to €832 million in 2010. Depreciation and amortization was €113 million in 2011, a 7.6% or €8 million increase as compared to €105 million in 2010. The increase in operating expenses reflects the impact of investments in technology and the increase in commercial structures which begun in the second half of 2010.

Impairment losses on financial assets were €375 million in 2011, a 26.5% or €135 million decrease as compared to €510 million in 2010. This reduction was due to the control of NPLs and the recovery capacity throughout the credit cycle. This change caused a better than expected evolution in credit quality. Non-performing loans and coverage improved for the eighth quarter running. The NPL ratio stood at 2.9% down from 4.61% in December 2010. The NPL coverage was 96% as compared to 75% in December 2010.

Profit attributable to the Parent was €526 million in 2011, a €102 million increase as compared to €424 million in 2010. Revenues and provisions performed well and costs rose because of investments in technology and commercial structures.

2010 compared to 2009

In 2010, Sovereign contributed 4.0% of the profit attributable to the Parent bank’s total operating areas.

Interest income for 2010 was €1,736 million, a 49.7% or €576 million increase as compared to €1,160 million for 2009, mainly due to the management of prices in loans, the lower cost of deposits and ALCO management, which offset the lower volume of loans.

Administrative expenses were €832 million in 2010, an 8.6% or €66 million increase as compared to €766 million in 2009. Depreciation and amortization was €105 million in 2010, an 8.7% or €10 million decrease as compared to €115 million in 2009. Operating expenses reflect the efforts to reduce costs, the positive impact of synergies and the optimization of structures.

Impairment losses on financial assets were €510 million in 2010, a 10.7% or €61 million decrease as compared to €571 million in 2009, thanks to containment of NPLs and the recovery capacity throughout the credit cycle. This is reflected in a better than expected evolution in credit quality.

Profit attributable to the Parent was €424 million in 2010, a €449 million increase as compared to a loss of €25 million in 2009. Sovereign consolidated the profitability of its franchise in 2010 and secured the breakeven point reached in the fourth quarter of 2009 due to effective management of spreads, the better mix of loans and deposits, control of costs and enhanced credit quality.

Corporate Activities

				Variations
	2011	2010	2009	2011/2010	2010/2009
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	(2,172)	(1,828)	(2,084)	18.8%	(12.3%)
Income from equity instruments	56	64	121	(12.5%)	(47.1%)
Income from companies accounted for by the equity method	5	(2)	(15)	n/a	(86.7%)
Net fees and commissions	(15)	(40)	(5)	(62.5%)	n/a
Gains/losses on financial assets and liabilities (net)	421	(142)	1,376	n/a	n/a
Other operating income/(expenses) (net)	128	137	52	(6.6%)	163.5%
TOTAL INCOME	(1,577)	(1,811)	(555)	(12.9%)	226.3%
Administrative expenses	(733)	(688)	(695)	6.5%	(1.0%)
Personnel expenses	(285)	(268)	(307)	6.3%	(12.7%)
Other general expenses	(448)	(420)	(388)	6.7%	8.2%
Depreciation and amortization	(106)	(132)	(114)	(19.7%)	15.8%
Impairment losses on financial assets (net)	(1,255)	(268)	(1,861)	368.3%	(85.6%)
Provisions (net)	(220)	114	(762)	n/a	n/a
Impairment losses on other assets (net)	(1,413)	(207)	(100)	582.6%	107.0%
Gains/(losses) on other assets (net)	(196)	(178)	382	10.1%	n/a
OPERATING PROFIT/(LOSS) BEFORE TAX	(5,500)	(3,170)	(3,705)	73.5%	(14.4%)
Income tax	1,600	867	2,437	84.5%	(64.4%)
PROFIT FROM CONTINUING OPERATIONS	(3,900)	(2,303)	(1,268)	69.3%	81.6%
Profit/(loss) from discontinued operations (net)	—	(13)	(15)	(100.0%)	(13.3%)
CONSOLIDATED PROFIT FOR THE YEAR	(3,900)	(2,316)	(1,283)	68.4%	80.5%
Profit attributable to non-controlling interest	(67)	(25)	(24)	168.0%	4.2%
Profit attributable to the Parent	(3,833)	(2,291)	(1,259)	67.3%	82.0%

2011 compared to 2010

Interest income/(charges) for Corporate Activities was a loss of €2,172 million in 2011, an 18.8% increase as compared to 2010. The increase was largely due to the greater cost of wholesale funding. This was mainly due to the higher level of market reference interest rates and the rise in the credit spreads of issues, as well as the cost of maintaining a prudent liquidity position. This higher cost also had a negative impact on financing costs associated with of the Group’s investments and acquisitions, which costs are allocated to the Corporate Activities segment. The net interest income of the ALCO portfolios was higher in 2011 than 2010, while maintaining similar volumes, thanks to the greater return on the assets.

Gains / losses on financial assets and liabilities were a gain of €421 million in 2011 compared to losses of €142 million in 2010. The difference was mainly due to hedging. In 2011, the impact of hedging the results of subsidiaries was positive (offsetting the lower value in euros of the results of the business units) and more than €500 million above 2010. In 2010, there were higher losses from the hedging of the results of subsidiaries and writedowns of financial investments in the portfolio of equity stakes, both of which were partly offset by positive returns from the hedging of interest rates.

Administrative expenses were €733 million in 2011 a 6.5% or €45 million increase from €688 million in 2010, mainly due to an increase in rents. Depreciation and amortization stood at €106 million, a 19.7% reduction from the €132 million in 2010. The growth in general costs from the increase in rents was partially offset by lower amortizations.

In 2011, Corporate Activities impairment losses on financial assets were €1,255 million a 368.3% or €987 million increase from €268 million in 2010. Impairment losses on other assets were €1,413 million a 582.6% or €1,206 million increase from €207 million in 2010. These variations were mainly due to €1,812 million in provisions to cover real estate exposure in Spain, €601 million to amortize goodwill related to Santander Totta, and the amortization of other intangibles, pensions and contingencies.

Loss attributable to the Parent amounted to €3,833 million in 2011, a €1,542 million increase as compared to a loss of €2,291 million in 2010. This variation was primarily due to the impairment losses previously mentioned.

2010 compared to 2009

Interest income / (charges) for Corporate Activities was a loss of €1,828 million in 2010. The improvement of 12.3% over 2009 (€2.084 million loss) was mainly due to the prompt allocation of the increase in credit cost derived from the market conditions to the business areas of the Parent Bank in Spain, which receive liquidity from the Corporate Center. Partially offsetting this, the cost of financing the goodwill of the Group’s investments rose in the year. The net interest income of the ALCO portfolios showed no substantial changes.

Income from equity instruments was €64 million in 2010, a 47.1% decrease from 2009. This item has declined significantly in recent years as a result of the disposal of our equity stakes.

Gains / losses on financial assets and liabilities were a loss of €142 million in 2010, a €1,518 million decrease as compared to gains of €1,376 million in 2009. This item includes gains / losses from centralized management of interest rate and currency risk of the Parent bank as well as from equities. The main reason for the variation in 2010 was due to hedging. In 2009, the impact from hedging the results of units was low, and there were positive returns on the ALCO portfolio of the Parent bank and on the business of equity stakes. In 2010, the situation reverted, with higher losses from the hedging of the results of subsidiaries (which were compensated with higher results in euros for the business units) and allowances for financial investments in the portfolio of equity stakes.

Administrative expenses were €688 million in 2010, in line with €695 million in 2009. The growth in general expenses from rentals was offset by the reduction in personnel expenses from variable remuneration.

In 2010, Corporate Activities net provisions were releases of €114 million, impairment losses on financial assets were €268 million, impairment losses on other assets were €207 million and losses on other assets were €178 million.

Loss attributable to the Parent amounted to €2,291 million in 2010, a €1,032 million increase as compared to a loss of €1,259 million in 2009.

Second level (business):

Retail Banking

				Variations
	2011	2010	2009	2011/2010	2010/2009
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	30,273	28,144	25,674	7.6%	9.6%
Income from equity instruments	95	101	128	(5.9%)	(21.1%)
Income from companies accounted for by the equity method	22	19	14	15.8%	35.7%
Net fees and commissions	8,933	8,059	7,526	10.8%	7.1%
Gains/losses on financial assets and liabilities (net)	1,106	1,333	1,452	(17.0%)	(8.2%)
Other operating income/(expenses) (net)	(537)	(384)	(224)	39.8%	71.4%
TOTAL INCOME	39,892	37,272	34,570	7.0%	7.8%
Administrative expenses	(15,243)	(13,930)	(12,682)	9.4%	9.8%
Personnel expenses	(8,874)	(8,002)	(7,237)	10.9%	10.6%
Other general expenses	(6,369)	(5,928)	(5,445)	7.4%	8.9%
Depreciation and amortization	(1,832)	(1,623)	(1,362)	12.9%	19.2%
Impairment losses on financial assets (net)	(10,471)	(10,168)	(9,741)	3.0%	4.4%
Provisions (net)	(2,325)	(1,221)	(999)	90.4%	22.2%
Impairment losses on other assets (net)	(82)	(69)	(61)	18.8%	13.1%
Gains/(losses) on other assets (net)	(57)	232	(42)	n/a	n/a
OPERATING PROFIT/(LOSS) BEFORE TAX	9,882	10,493	9,683	(5.8%)	8.4%
Income tax	(2,383)	(2,519)	(2,341)	(5.4%)	7.6%
PROFIT FROM CONTINUING OPERATIONS	7,499	7,974	7,342	(6.0%)	8.6%
Profit/(loss) from discontinued operations (net)	(24)	(14)	46	71.4%	n/a
CONSOLIDATED PROFIT FOR THE YEAR	7,475	7,960	7,388	(6.1%)	7.7%
Profit attributable to non-controlling interest	582	648	334	(10.2%)	94.0%
Profit attributable to the Parent	6,893	7,312	7,054	(5.7%)	3.7%

2011 compared to 2010

In 2011, the Group’s Retail Banking segment generated 75.1% of the profit attributed to the Group’s total operating areas. The profits were affected by the provision of €620 million in the second quarter for PPI remediation in the UK. Results were also slightly impacted by the perimeter effect (mainly the consolidation of Poland’s Bank Zachodni WBK). The impact was between three to four percentage points positive on revenues and costs. The evolution of exchange rates during the period had a negative impact of between one and two percentage points.

Interest income / (charges) were €30,273 million in 2011, a 7.6% or €2,129 million increase from €28,144 million in 2010. Net fees and commissions were €8,933 million in 2011, a 10.8% or €874 million increase from €8,059 million in 2010. These results were mainly due to the continued growth in Latin America, and the impact of the change in the scope of consolidation, which was partially offset by the effect of the changes in exchange rates.

Gains / (losses) on financial assets and liabilities were €1,106 million in 2011, a 17.0% or €227 million decrease from €1,333 million in 2010.

Administrative expenses were €15,243 million in 2011, a 9.4% or €1,313 million increase from €13,930 million in 2010. This is mainly due to the increase in cost in Latin America along related to business development. Depreciation and amortization costs were €1,832 million in 2011, a 12.9% or €209 million increase from €1,623 million in 2010.

Impairment losses on financial assets were €10,471 million in 2011, a 3.0% or €303 million increase from €10,168 million in 2010. This increase was less than the increase in 2010 and reflects the efforts made in previous years to improve risk management in the Group’s units.

Profit attributable to the Parent was €6,893 million in 2011, a 5.7% or €419 million decrease from €7,312 million in 2010.

Retail banking in Continental Europe, despite the recovery in revenues and the positive impact of the change in the scope of consolidation, was impacted by the higher amount assigned to provisions and writedowns. Profit attributable to the Parent bank declined 3.0%.

Retail banking in the UK was 42.5% lower in sterling as it was hit by the PPI charge. Excluding this impact, profit attributable to the Parent bank was almost the same as in 2010. Total income declined, affected by regulatory changes, but this was offset by flat costs and reduced provisions.

Retail banking revenues in Latin America continued to grow, as did costs, compatible with business development. Net operating income was 9.2% higher, excluding the exchange rate impact.

2010 compared to 2009

In 2010, the Group’s Retail Banking segment generated 69.8% of the profit attributed to the Group’s total operating areas.

Interest income / (charges) was €28,144 million in 2010, a 9.6% or €2,470 million increase from €25,674 million in 2009, driven by management of spreads against a background of weak business growth. This variation was positively impacted by the increase in scope of consolidation and exchange rates.

Net fees and commissions were €8,059 million in 2010, a 7.1% or €533 million increase from €7,526 million in 2009. This variation was also positively affected by the increase in scope of consolidation and exchange rates.

Gains / (losses) on financial assets and liabilities were €1,333 million in 2010, an 8.2% or €119 million decrease from €1,452 million in 2009.

Administrative expenses were €13,930 million in 2010, a 9.8% or €1,248 million increase from €12,682 million in 2009 while depreciation and amortization costs were €1,623 million in 2010, a 19.2% or €261 million increase from €1,362 million in 2009. These operating costs remained flat, eliminating the effects of the increase in the scope of consolidation and of the exchange rates.

Impairment losses on financial assets were €10,168 million in 2010, a 4.4% or €427 million increase from €9,741 million in 2009. These figures reflect the impact of the review carried out by the Bank of Spain of the parameters established in circular 4/2004, taking into account the worsening in Spanish debtors’ conditions. Excluding this one-off impact and the scope of consolidation and foreign exchange effects, provisions were lowered by 10.1%, reflecting the quality of integral management of risk in all of the Group’s units.

Profit attributable to non-controlling interest was €648 million in 2010, a €314 million increase as compared to €334 million in 2009. This increase is the net result of the placement of Santander Brazil shares in 2009 and 2010 and acquisition of the non-controlling interest of Santander Mexico in September 2010.

Profit attributable to the Parent was €7,312 million in 2010, a 3.7% or €258 million increase from €7,054 million in 2009 reflecting an increase in interest income together with a rigorous control of expenses.

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

Global Wholesale Banking

				Variations
	2011	2010	2009	2011/2010	2010/2009
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	2,457	2,676	2,508	(8.2%)	6.7%
Income from equity instruments	242	197	187	22.8%	5.3%
Income from companies accounted for by the equity method	—	—	—	n/a	n/a
Net fees and commissions	1,174	1,292	1,128	(9.1%)	14.5%
Gains/losses on financial assets and liabilities (net)	785	1,364	1,384	(42.4%)	(1.4%)
Other operating income/(expenses) (net)	17	(22)	(22)	n/a	0.0%
TOTAL INCOME	4,675	5,507	5,185	(15.1%)	6.2%
Administrative expenses	(1,507)	(1,343)	(1,169)	12.2%	14.9%
Personnel expenses	(998)	(898)	(758)	11.1%	18.5%
Other general expenses	(509)	(445)	(411)	14.4%	8.3%
Depreciation and amortization	(136)	(137)	(88)	(0.7%)	55.7%
Impairment losses on financial assets (net)	(141)	(5)	34	n/a	n/a
Provisions (net)	(10)	(11)	5	(9.1%)	n/a
Impairment losses on other assets (net)	(22)	(10)	(3)	120.0%	233.3%
Gains/(losses) on other assets (net)	—	5	—	(100.0%)	n/a
OPERATING PROFIT/(LOSS) BEFORE TAX	2,859	4,006	3,964	(28.6%)	1.1%
Income tax	(766)	(1,071)	(1,084)	(28.5%)	(1.2%)
PROFIT FROM CONTINUING OPERATIONS	2,093	2,935	2,880	(28.7%)	1.9%
Profit/(loss) from discontinued operations (net)	—	—	—	n/a	n/a
CONSOLIDATED PROFIT FOR THE YEAR	2,093	2,935	2,880	(28.7%)	1.9%
Profit attributable to non-controlling interest	221	238	132	(7.1%)	80.3%
Profit attributable to the Parent	1,872	2,697	2,748	(30.6%)	(1.9%)

2011 compared to 2010

The Global Wholesale Banking segment generated 20.4% of the operating areas’ total profit attributable to the Group in 2011. Beginning in the spring, markets were very unstable and they continued to deteriorate in the second half of the year due to the Eurozone’s sovereign debt crisis. This environment had a significant impact on revenues, particularly those derived from equities and those not related to customers.

Interest income / (charges) were €2,457 million in 2011, an 8.2% or €219 million decrease from €2,676 million in 2010, due to adjustments to spreads and larger volumes.

Net fees and commissions were €1,174 million in 2011, a 9.1% or €118 million decrease from €1,292 million in 2010 lower due to reduced activity in the markets.

Gains / (losses) on financial assets and liabilities were €785 million in 2011, a 42.4% or €579 million decrease from €1,364 million in 2010.

Administrative expenses were €1,507 million in 2011, a 12.2% or €164 million increase from €1,343 million in 2010, reflecting the investment in equipment and technology.

Depreciation and amortization costs remained stable at €136 million in 2011 which is a €1 million decrease from €137 million 2010.

Impairment losses on financial assets were €141 million in 2011, a €136 million increase as compared to provisions of €5 million in 2010 due to the further deterioration of the economic environment.

Profit attributable to the Parent was €1,872 million in 2011, a 30.6% or €825 million decrease from €2,697 million in 2010. Profits declined because of the fall in total income from the sharp reduction in gains on financial transactions and in fee income, coupled with higher costs and provisions.

The results were supported by strong and diversified client revenues, accounting for 87% of total income and showing greater stability, although they were impacted by the market stress in the second half of the year somewhat shaken in the last two quarters of very high stress.

Client revenues were 8.1% lower than in 2010, when they were particularly high because of certain operations and the positive impact of high volatility in some markets. All countries’ client revenues fell except Sovereign in the US, which almost doubled them, as part of a continuing trend to reach its natural share in corporate business. Among the big areas, Latin America only dropped 4%, affected by Mexico (-14%) as Brazil and Chile were more stable. Greater weakness in Europe, particularly Spain (-17%) and the UK (-18%), was caused by tensions and falls in markets in the last few months.

The revenues generated by clients in the Global Relation Model, which give the area great stability, were stronger. They were only 4% lower and already account for 70% of total client revenues.

The performance of the product areas was as follows:

Global Transaction Banking, which includes Cash Management, Trade Finance and Basic Financing, increased its client revenues by 4%. Cash Management revenues experienced the greatest growth with an 18% increase over 2010. Of note were the four large units in Spain, Brazil, Mexico and Chile, particularly the last two which grew higher than the overall average.

In 2011, Corporate Finance (including Mergers and Acquisitions and Asset & Capital Structuring) reduced its client revenues 29%, but this did not hinder notable participation in important transactions. Of note was the involvement in several of the most significant transactions in the Group’s markets, including the acquisition by a consortium led by Iberdrola of electricity and gas distributors in seven Latin American countries owned by AEI Energy (Ashmore Energy International); the integration of Vivo and Telesp in Brazil; the entry of Qatar Holding into Iberdrola and the purchase by the French company Schneider of Telvent, which was listed on Nasdaq.

Credit Markets, which include origination and distribution of corporate loans or structured finance, bond origination and securitization teams and asset and capital structuring, reduced client revenues by 3%. The growth in Latin America, strongly backed by Mexico, and in the US was offset by the sharp decline in Europe, particularly in the UK after the exceptional operations performance in 2010.

2010 compared to 2009

The Global Wholesale Banking segment generated 25.8% of the operating areas’ total profit attributable to the Group in 2010. The rise in revenues was offset by higher costs and provisions and contributed to a 1.9% fall in profit attributable to the Parent bank. Other reasons for this fall included higher non-controlling interest in Brazil because of the listing in October 2009 and the higher provisions. Nonetheless, the performance in 2010 was still notable and only slightly behind 2009, a record year in revenues and profits which were spurred by high spreads and volatility and reduced competition. The normalization of the environment in 2010 contributed to positive results, which continued to be backed by a business model focused on customers, the area’s global capacities and its connection with local units.

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

The product areas also made progress in their increasingly global business vision, which is adapted to the changing needs of markets and clients. Their performance was as follows:

Global Transaction Banking increased its client revenues by 15%. Growth was solid but lower than in 2009 because of a smaller rise in volumes and lower spreads.

During 2010 Corporate Finance stepped up its efforts in origination and presentation of new ideas. This resulted in a larger and more solid pipeline of projects and allowed for maintaining operations in an unfavorable environment. Customer revenues rose 44% due to a very active fourth quarter in Brazil and the UK, which returned business to pre-crisis levels.

Credit Markets continued to generate solid client revenues (+14%) with a good performance by products and countries.

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

Asset Management and Insurance

				Variations
	2011	2010	2009	2011/2010	2010/2009
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	263	232	201	13.4%	15.4%
Income from equity instruments	1	—	—	n/a	n/a
Income from companies accounted for by the equity method	30	—	—	n/a	n/a
Net fees and commissions	380	424	431	(10.4%)	(1.6%)
Gains/losses on financial assets and liabilities (net)	4	50	34	(92.0%)	47.1%
Other operating income/(expenses) (net)	410	375	338	9.3%	10.9%
TOTAL INCOME	1,088	1,081	1,004	0.6%	7.7%
Administrative expenses	(298)	(294)	(279)	1.4%	5.4%
Personnel expenses	(169)	(161)	(149)	5.0%	8.1%
Other general expenses	(129)	(133)	(130)	(3.0%)	2.3%
Depreciation and amortization	(35)	(48)	(32)	(27.1%)	50.0%
Impairment losses on financial assets (net)	(1)	(2)	(10)	(50.0%)	(80.0%)
Provisions (net)	(46)	(15)	(36)	206.7%	(58.3%)
Impairment losses on other assets (net)	—	—	(1)	n/a	(100.0%)
Gains/(losses) on other assets (net)	(10)	1	—	n/a	n/a
OPERATING PROFIT/(LOSS) BEFORE TAX	698	723	646	(3.5%)	11.9%
Income tax	(227)	(200)	(219)	13.5%	(8.7%)
PROFIT FROM CONTINUING OPERATIONS	471	523	427	(9.9%)	22.5%
Profit/(loss) from discontinued operations (net)	—	—	—	n/a	n/a
CONSOLIDATED PROFIT FOR THE YEAR	471	523	427	(9.9%)	22.5%
Profit attributable to non-controlling interest	52	60	28	(13.3%)	114.3%
Profit attributable to the Parent	419	463	399	(9.5%)	16.0%

2011 compared to 2010

In 2011 this segment generated 4.6% of the operating areas’ total profit attributable to the Parent bank.

Total income in 2011 was flat at €1,088 million, a 0.6% or €7 million increase from €1,081 million in 2010.

Administrative expenses were €298 million in 2011, a 1.4% increase from €294 million in 2010.

Depreciation and amortization decreased by €13 million in 2011 because of the one-off impact of the change in accounting criteria for amortization of intangible insurance assets in 2010.

Profit attributable to the Parent was €419 million in 2011, a decrease of 9.5% or €44 million from €463 million in 2010, largely affected by lower revenues from insurance in the fourth quarter after the global agreement with Zurich.

The revenue reduction was the result of a fall in managed volumes, accelerated in the second half, which was partly offset by a better mix of products and, in consequence, in average revenues.

The client revenues of the rates area (which restructured its businesses into three activities, Fixed Income Sales, Fixed Income Flow and FX) registered a 7% decrease. Improved sales were offset by the weakness of the sovereign debt markets and its impact on management of books.

The revenues from Global Equities (those related to the equity markets) decreased a 44% in 2011. This was due to the weak generation of revenues in the second half of the year as compared to the high revenues generated throughout 2010.

The global area of Santander Asset Management posted €53 million in profit attributable to the parent. The total contribution of profit before tax and fees paid to the networks was €1,062 million, 4.7% less than in 2010 due to reduction in total revenues (-2.1%). The revenue reduction was the result of a fall in managed volumes, accelerated in the second half, which was partly offset by a better mix of products and, in consequence, an increase in average revenues.

Total mutual and pension funds under management amounted to €112 billion, 10% less than at December 2010. The decrease in volume was due to the preference for liquidity and on-balance sheet funds, together with more unstable markets in the second half of the year and the resulting impact on prices.

The global area of Santander Insurance posted €366 million in profit attributable to the parent, 3.8% less than in 2010. This result was affected by the sale of 51% of the insurance companies in Latin America completed in the fourth quarter as, without it, growth would have been 4.0%.

2010 compared to 2009

In 2010 this segment generated 4.4% of the operating areas’ total profit attributable to the Parent bank.

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

Total mutual and pension funds managed assets amounted to more than €124 billion at the end of 2010 (+7% and benefiting from the appreciation of currencies against the euro).

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

Financial Condition

Assets and Liabilities

Our total assets were €1,251,526 million at December 31, 2011, a 2.8% or €34,025 million increase from total assets of €1,217,501 million at December 31, 2010. Our gross loans and advances to corporate clients, individual clients and government and public entities, including the trading portfolio, other financial assets at fair value and loans, increased by 3.4% to €769,036 million at December 31, 2011 from €743,851 million at December 31, 2010. Our total assets increased during 2011 due to the slightly positive perimeter impact from the net effect of the following changes in the Group’s composition:

• Positive impact from the consolidation of Banco Zachodni WBK in Poland, the incorporation into Santander Consumer Finance in 2011 of SEB’s retail banking business in Germany (Santander Retail) and the acquisition of GE Capital Corporation’s mortgage portfolio in Mexico.

• Negative impact from Santander Consumer USA, which in December stopped consolidating by global integration and moved to be accounted by the equity accounted method, and the sale of our Latin American bancassurance business.

Another factor was the appreciation/depreciation of various currencies against the euro (end of period rates). Both the dollar and sterling appreciated by 3%, while the main Latin American currencies depreciated: Brazilian real and Mexican peso (8%); Chilean peso (7%) and the Argentine peso (5%). The net impact of both is virtually zero.

Customer deposits, which comprise deposits from clients and securities sold to clients under agreements to repurchase, increased by 2.6% from €616,376 million at December 31, 2010, to €632,533 million at December 31, 2011 reflecting the efforts to open new current accounts mainly in Sovereign and Santander UK. Other managed funds, including mutual funds, pension funds, managed portfolios and savings-insurance policies, decreased by 9.7% from €145,547 million at December 31, 2010, to €131,456 million at December 31, 2011.

In addition, and as part of the global financing strategy, during 2011 the Group issued €91,215 million of senior debt (including Santander UK’s medium term program), including €13,664 million of covered and territorial bonds and €171 million of subordinated debt.

During 2011, €81,395 million of senior debt (including Santander UK’s medium term program), including €7,439 million of covered bonds and €8,616 million of subordinated debt, matured.

Goodwill was €25,089 million at the end of 2011, a €467 million increase from €24,622 million at the end of 2010 mainly due to the net impact between the increase from the incorporations of BZ WBK, Santander Retail in Germany, GE Capital Corporation’s mortgage portfolio in Mexico and Creditel in Uruguay and the reductions resulting from the amortization of €601 million of goodwill in Santander Totta, the Santander Consumer USA consolidation by the equity accounted method and exchange rates.

Capital

Stockholders’ equity, net of treasury stock, at December 31, 2011, was €76,414 million, an increase of €1,396 million or 1.9% from €75,018 million at December 31, 2010, mainly due to the increase of reserves resulting from the issuance of 579,921,105 shares in 2011. That increase was partially offset by the increase of negative valuation adjustments and the decrease in the consolidated income.

Our eligible stockholders’ equity was €76,772 million at December 31, 2011. The surplus over the minimum required by the Bank of Spain was €31,495 million. In accordance with the Basel II Accord criteria (which provide the framework under which Spanish entities must report capital ratios as of June 30, 2008), at December 31, 2011 the BIS II ratio was 13.56% (13.11% at December 31, 2010), Tier I Capital was 11.01% (10.02% at December 31, 2010) and core capital was 10.02% (8.80% at December 31, 2010). See Item 4 of Part I, “Information on the Company—B. Business Overview—Supervision and Regulation—Capital Adequacy Requirements”.

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

Sources of funding

As a financial group, a principal source of our liquidity is our customer deposits which consist primarily of demand, time and notice deposits. In addition, we complement the liquidity generated by our customer deposits through access to the domestic and international capital markets and to the interbank market (overnight and time deposits). For this purpose, we have in place a series of domestic and international programs for the issuance of commercial paper and medium- and long-term debt. We also maintain a diversified portfolio of liquid and securitized assets throughout the year. In addition, another source of liquidity is the generation of cash flow.

At December 31, 2011, we had outstanding €197.4 billion of senior debt, of which €108.0 billion were mortgage bonds and €11.8 billion were promissory notes. Additionally, we had €23.0 billion in outstanding subordinated debt (which includes €5.4 billion preferred securities and €0.4 billion in preferred shares).

The following table shows the average balances during the years 2011, 2010 and 2009 of our principal sources of funds:

	2011	2010	2009
	(in millions of euros)
Due to credit entities	146,638	134,577	141,930
Customer deposits	616,690	568,915	463,602
Marketable debt securities	196,107	209,006	221,230
Subordinated debt	26,673	34,096	39,009

Total	986,108	946,594	865,771

The average maturity of our outstanding debt as of December 31, 2011 is as follows:

(1) Senior debt	2.9 years
(2) Mortgage debt	13.6 years
(3) Dated subordinated debt	10.0 years

For more information see Notes 22.b, 23.a and 51.a to our consolidated financial statements.

The cost and availability of debt financing are influenced by our credit ratings. A reduction in these ratings could increase the cost of and reduce our market access to debt financing. Our credit ratings are as follows:

	Long-Term	Short-Term	Financial Strength
Standard & Poor’s	A+	A-1	a
Fitch	A	F1	a
Moody’s	Aa3	P1	B-
DBRS	AA (low)	R1 (medium)

Our total customer deposits, excluding assets sold under repurchase agreements, totaled €563.7 billion at December 31, 2011. Loans and advances to customers (gross) totaled €769.0 billion at the same date.

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

As of December 31, 2011, and to the present date, we did not, and presently do not, have any material commitments for capital expenditures.

C. Research and development, patents and licenses, etc.

We do not currently conduct any significant research and development activities.

D. Trend information

The global financial services sector is likely to remain competitive with a large number of financial service providers and alternative distribution channels. Additionally, consolidation in the sector (through mergers, acquisitions or alliances) is likely to occur as other major banks look to increase their market share, combine complementary businesses or strengthen their balance sheets. In addition, regulatory changes will take place in the future that we expect will increase the overall level of regulation in the markets.

The following are the most important trends, uncertainties and events that are reasonably likely to have a material adverse effect on the Group or that would cause the disclosed financial information not to be indicative of our future operating results or our financial condition:

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

•	the continued effect of the global economic slowdown on Europe and the US and fluctuations in local interest and exchange rates;

•	continued changes in the macroeconomic environment, such as sustained unemployment above historical levels, could further deteriorate the quality of our customers’ credit;

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

E. Off-balance sheet arrangements

As of December 31, 2011, 2010 and 2009, we had outstanding the following contingent liabilities and commitments:

	2011	2010	2009
	(in millions of euros)
Contingent liabilities:
Financial guarantees and other sureties	15,417	18,395	20,974
Irrevocable documentary credits	2,978	3,816	2,637
Other guarantees	29,093	36,733	35,192
Other contingent liabilities	554	851	453

	48,042	59,795	59,256

Commitments:
Balances drawable by third parties	181,559	179,964	150,563
Other commitments	13,823	23,745	12,968

	195,382	203,709	163,531

Total:	243,424	263,504	222,787

For more information see Note 35 to our consolidated financial statements.

In addition to the contingent liabilities and commitments described above, the following table provides information regarding off-balance sheet funds managed by us as of December 31, 2011, 2010 and 2009:

	2011	2010	2009
	(in millions of euros)
Off-balance sheet funds:
Mutual funds	102,611	113,510	105,216
Pension funds	9,645	10,965	11,310
Other managed funds	19,200	20,314	18,364

	131,456	144,789	134,890

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

Also, in our securitization activity we use special purpose vehicles (fondos de titulización) that are consolidated in the Group’s financial statements. According to IFRS, only those vehicles that meet certain requirements can be consolidated. We are not required to repurchase assets from or contribute additional assets to any of these special purpose vehicles. We do, however, provide in the ordinary course of business certain loans (amounting to €238.1 million as of December 31, 2011) to some of these special purpose vehicles, which are provided for in accordance with the risks involved. In 2011, the Group sold securitized bonds and structured medium and long-term operations with customers whose collateral is securitized bonds or mortgage bonds amounting to close to €25 billion.

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

F. Tabular disclosure of contractual obligations

The following table summarizes our contractual obligations by remaining maturity at December 31, 2011:

Contractual Obligations (in millions of euros)	Less than 1 year	More than 1 year but less than 3 years	More than 3 years but less than 5 years	More than 5 years	Total
Deposits from credit institutions and central banks	65,619	10,983	39,607	160	116,369
Customer deposits	502,009	63,284	14,301	9,383	588,977
Marketable debt securities	45,453	52,077	33,899	57,681	189,110
Subordinated debt	317	2,846	3,402	16,427	22,992
Liabilities under insurance contracts (1)	—	—	—	517	517
Operating lease obligations	317	580	531	2,220	3,648
Capital lease obligations	150	9	9	72	240
Purchase obligations	5	8	4	4	21
Other long-term liabilities (2)	—	—	—	9,045	9,045

Total	613,870	129,787	91,753	95,508	930,919

(1)	Includes life insurance contracts in which the investment risk is borne by the policy holder and insurance savings contracts.
(2)	Other long-term liabilities relate to pensions and similar obligations.

For a description of our trading and hedging derivatives, which are not reflected in the above table, see Note 36 to our consolidated financial statements.

For more information on our marketable debt securities and subordinated debt, see Notes 22 and 23 to our consolidated financial statements.

G. Other disclosures

Higher-Risk Loans

Grupo Santander does not have any significant exposure to higher-risk loans. Our credit profile is focused on retail banking with a medium-low risk profile and with broad diversification both by geography and segment, and nearly 60% of the Group’s total loan portfolio is secured (in most cases, by real estate).

Mortgages to individuals represent approximately 41% of the Group’s total lending. These mortgages are focused on our core markets, Spain and the UK, and are principal residence mortgages with a low risk profile, low non-performing ratios (below the ratios of our peers) and an acceptable coverage ratio. This low risk profile allows us to envisage a relatively minor impact at Group level and a low final estimated loss.

In Spain, at December 31, 2011, the loan portfolio and thus its risk profile mainly comprises primary residence loans, with an average loan to value ratio (LTV) of 51.6% and an affordability rate of 29% under management criteria. Residential mortgages account for 25% of the total credit risk portfolio in Spain, of which 88% has at inception a LTV under 80%.

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

We define the affordability rate as the index that measures the financial ability of the family unit calculated as follows: (Monthly payments corresponding to the requested transaction + monthly payments for other loans) /( Net monthly salary + other monthly justified income).

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

The UK’s mortgage portfolio is focused on primary residence mortgages with high quality risk in terms of LTV (53% as of December, 31, 2011). The mortgages with the highest risk profile (buy-to-let) account for a small percentage of the total (less than 1%).

Due to the economic downturn, the portfolio of loans to real estate developers has been significantly reduced, especially in Spain. At December 31, 2011, it accounted for less than 1% of the Group’s total portfolio. The Group’s risk policies stipulate that these loans should be granted not just based on the quality of the projects but also on the credit quality of the clients.

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

In addition to the tasks performed by the internal auditing division, the risk unit has a specific risk monitoring function for adequate credit quality control with local and global teams.

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

c) Allowances for credit losses and internal model

As of July 2008, the Bank of Spain had approved for regulatory capital calculation purposes the Group’s internal models affecting the vast majority of the Group’s credit risk net exposure. The Bank of Spain will continue to review the models for the purpose of calculating allowances for loan losses. The calculation obtained based on the output parameters of internal models is consistent with the best estimate of the Group as to the probable losses using possible scenarios which rely on the approved internally developed models, and which constitute an appropriate basis for determining loan loss allowances. While these models are not yet approved by the Bank of Spain for loan loss allowance calculation, we are required to calculate the allowances according to the instructions described in Item 4 in our annual report on Form 20-F for the year ended December 31, 2011, and are subject to continuing review by Bank of Spain, and subsequent continuous improvement of the processes within our internal model. The difference between loan loss provisions calculated using internal models and those calculated under Bank of Spain guidance, was not material for each one of the three years ending December 31, 2011.

Declines in Collateral Value

Declines in collateral value are not relevant in our portfolio given that Spanish residential mortgages with LTV up to 80% amount to only approximately 2% of the total Group’s lending as of December 31, 2011. When a mortgage with these characteristics is authorized, the Group’s polices establish that the client must provide additional guarantees such as more properties, insurance coverage or others.

Other

During 2011, the general deterioration of the economic environment had a negative effect on the evolution of non-performing loans and the cost of credit. This effect was softened by prudent risk management which kept non-performing loan and coverage ratios at reasonable levels. Both ratios compare well with those of our competitors.

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

Exposures related to complex structured assets

We have a very limited exposure to complex structured assets. See “Item 11. Quantitative and Qualitative Analysis About Market Risk—Part 10. Market Risk—Quantitative analysis—D. Exposures related to complex structured assets”.

Item 6. Directors, senior management and employees

A.	Directors and senior management

We are managed by our board of directors, which currently consists of 16 members. In accordance with our Bylaws (Estatutos), the board shall consist of at least 14 and not more than 22 members. Each member of the board is elected to a three-year term by our shareholders at a general meeting. One-third of the members are elected each year and members may be re-elected.

Our board of directors holds its meetings in accordance with an annual calendar. The Rules and Regulations of the Board2 provide that the board shall hold not less than nine annual ordinary meetings; in 2011, it met 14 times. Our board of directors elects our chairman, vice chairmen and chief executive officer from among its members. Between board meetings, lending and other board powers reside with the executive committee (comisión ejecutiva) and with the risk committee (comisión delegada de riesgos). The chairman is the Bank’s most senior officer and, as a result, all powers as may be delegated under Spanish law, our Bylaws and the Rules and Regulations of the Board of Directors have been delegated to him. The chairman leads the Bank’s management team in accordance with the decisions made and the criteria set by our shareholders at the general shareholders’ meeting and by the board.

By delegation and under the direction of the board and of the chairman, the chief executive officer leads the business and assumes the Bank’s highest executive functions.

Our board has ultimate lending authority and it delegates such authority to the risk committee, which generally meets twice a week.

Members of our senior management are appointed and removed by the board.

[2]

The Rules and Regulations of the Board are available on the Group’s website, which does not form part of this annual report on Form 20-F, at www.santander.com under the heading “Information for shareholders and investors—Corporate governance—Rules and Regulations of the Board of Directors”.

The current members of our board of directors are:

Name	Position with Banco Santander	Director since
Emilio Botín (1)	Chairman	1960
Fernando de Asúa	First vice chairman	1999
Alfredo Sáenz	Second vice chairman and chief executive officer	1994
Matías R. Inciarte (2)	Third vice chairman	1988
Manuel Soto	Fourth vice chairman	1999
Ana P. Botín (1)	Director	1989
Javier Botín (1)	Director	2004
Lord Burns	Director	2004
Vittorio Corbo	Director	2011
Esther Giménez-Salinas	Director	2012
Guillermo de la Dehesa	Director	2002
Rodrigo Echenique	Director	1988
Ángel Jado	Director	2010
Abel Matutes	Director	2002
Juan R. Inciarte (2)	Director	2008
Isabel Tocino	Director	2007

(1)	Ana P. Botín and Javier Botín are daughter and son, respectively, of Emilio Botín.
(2)	Matías R. Inciarte and Juan R. Inciarte are brothers.

Our current executive officers are:

Name	Position with Banco Santander
Emilio Botín	Chairman of the board of directors and of the executive committee
Alfredo Sáenz	Second vice chairman of the board of directors and chief executive officer
Matías R. Inciarte	Third vice chairman of the board of directors and chairman of the risk committee
Ana P. Botín	Director and chief executive officer, Santander UK
Juan R. Inciarte	Director and executive vice president, strategy and Asia
José A. Alvarez	Executive vice president, financial and investor relations
Ignacio Benjumea	Executive vice president, general secretariat
Juan Manuel Cendoya	Executive vice president, communications, corporate marketing and research
José María Espí	Executive vice president, risk
José María Fuster	Executive vice president, technology and operations
José Luis G. Alciturri	Executive vice president, human resources
Enrique G. Candelas	Executive vice president, Retail Banking Spain (Santander Branch Network)
José G. Cantera (*)	Chief executive officer, Banesto
Juan Guitard	Executive vice president, internal auditing
Adolfo Lagos	Executive vice president, global wholesale banking
Jorge Maortua	Executive vice president, global wholesale banking
Javier Marín	Executive vice president, global private banking, asset management and insurance
Jorge Morán	Executive vice president, United States
José Mª Nus	Executive vice president, Santander UK
César Ortega	Executive vice president, general secretariat
Javier Peralta	Executive vice president, risk
Marcial Portela	Executive vice president, Brazil
Magda Salarich	Executive vice president, consumer finance
José Tejón	Executive vice president, financial accounting and control
Antonio Vieira Monteiro (*)	Country head for Portugal, Santander Totta
Juan A. Yanes	Executive vice president, United States
Jesús Mª Zabalza	Executive vice president, America

(*)	José G. Cantera and Antonio Vieira Monteiro are not executive vice presidents of Banco Santander.

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

Fernando de Asúa (first vice chairman of the board of directors and chairman of the appointments and remuneration committee)

Born in 1932. Former vice chairman of Banco Central Hispanoamericano from 1991 to 1999. He was appointed director in 1999 and first vice chairman in 2004. He is a former chairman of IBM España, S.A. and he is currently the honorary chairman. In addition, he is a non-executive vice chairman of Técnicas Reunidas, S.A.

Alfredo Sáenz (second vice chairman of the board of directors and chief executive officer)

Born in 1942. Former chief executive officer and vice chairman of Banco Bilbao Vizcaya, S.A. and chairman of Banca Catalana until 1993. In 1994, he was appointed chairman of Banesto and in 2002, second vice chairman and chief executive officer of Santander.

Matías R. Inciarte (third vice chairman of the board of directors and chairman of the risk committee)

Born in 1948. He joined Banco Santander in 1984 and was appointed executive vice president and chief financial officer in 1986. He was appointed director in 1988 and second vice chairman in 1994. He is non-executive chairman of Banco Santander Totta, S.A. and a non-executive director of Banesto, Sanitas, S.A. de Seguros and Financiera Ponferrada, S.A., SICAV and since 2008, president of the Fundación Príncipe de Asturias. Prior to joining Banco Santander, he was minister of the presidency of the Spanish Government from 1981 to 1982.

Manuel Soto (fourth vice chairman of the board of directors and chairman of the audit and compliance committee)

Born in 1940. He was appointed director in 1999. He is a non-executive director of Cartera Industrial REA, S.A. In addition, he was formerly chairman of Arthur Andersen’s Global Board and manager for EMEIA (Europe Middle East, India and Africa).

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

Javier Botín

Born in 1973. He was appointed director in 2004. He is chairman and chief executive officer of JB Capital Markets, Sociedad de Valores, S.A.

Lord Burns

Born in 1944. He was appointed director in 2004. He is also a non-executive chairman of Santander UK plc and Alliance & Leicester plc. In addition, he is non-executive chairman of Channel Four Television Corporation and a non-executive member of the Office for Budget Responsibility. He was Permanent Secretary to the UK Treasury and chaired the UK Parliamentary Financial Services and Markets Bill Joint Committee and was a non-executive chairman of Marks & Spencer Group plc, Glas Cymru (Welsh Water) and a non-executive director of Pearson Group plc, British Land plc and Legal & General Group plc.

Vittorio Corbo

In July 2011, at the proposal of the appointments and remuneration committee, Vittorio Corbo was appointed director by co-option by the board. At the annual general meeting held on March 30, 2012, our shareholders ratified such appointment and re-elected him for a three year term. Born in 1943 in Iquique (Chile), Vittorio Corbo served from 2003 to 2007 as chairman of the Central Bank of Chile. He is currently a senior associate researcher at the Centro de Estudios Públicos in Chile, full professor at the Universidad Católica de Chile, professor at the Universidad de Chile, director of Banco Santander Chile, chairman of the board of directors of ING-Seguros de Vida Chile, director of ENDESA-Chile, a member of the advisory council for the World Bank Chief Economist, a member of the consulting group on monetary and exchange policy of the money and capital markets department of the International Monetary Fund, a member of the board for resolutions on parliamentary assignments of the Chilean Congress, and a member of the international advisory board of the Center for Social and Economic Research (CASE) in Warsaw, Poland.

Esther Giménez-Salinas

Born in 1949. She joined the board in 2012 after her appointment as director by our shareholders acting at their annual general meeting held on March 30, 2012. She is Rector of the Ramon Llull University and Professor of Criminal Law for the ESADE-URL’s Law School. She has been a member of the Supreme Judicial Council, a member of the standing committee of the Conference of Rectors of Spanish Universities (CRUE) and an executive vice-president of the Center for Legal Studies of the Department of Justice of the Generalitat de Catalunya.

Guillermo de la Dehesa

Born in 1941. Former secretary of state of economy and secretary general of commerce of the Spanish Government and chief executive officer of Banco Pastor. He is a state economist and Bank of Spain’s office manager (on leave). He was appointed director in 2002. He is an international advisor of Goldman Sachs International, and a non-executive director of Campofrío Food Group, S.A. and Amadeus IT Holding, S.A. He is also chairman of the Centre for Economic Policy Research (CEPR) in London, member of the Group of Thirty of Washington, chairman of the board of trustees of the IE Business School and non-executive chairman of Aviva Grupo Corporativo, S.L. and of Aviva Vida y Pensiones, S.A. de Seguros y Reaseguros.

Rodrigo Echenique

Born in 1946. He was appointed director in 1988. Former chief executive officer of Banco Santander, S.A. from 1988 to 1994.

Ángel Jado

Born in 1945. Former director of Banco Santander from 1972 to 1999 and director of Banco Banif, S.A. from 2001. He was appointed director in 2010. Since 2001 he is director of Banco Banif, S.A.

Abel Matutes

Born in 1941. He joined Banco Santander in 2002 as member of the board. Former foreign minister of the Spanish Government and EU commissioner for the portfolios of Loans and Investment, Financial Engineering and Policy for Small and Medium-sized Companies (1989); North-South Relations, Mediterranean Policy and Relations with Latin America and Asia (1989) and of the Transport and Energy and Supply Agency of Euroatom (1993). He is also a chairman of Grupo de Empresas Matutes and director of FCC Construcción, S.A.

Juan R. Inciarte

Born in 1952. He joined Banco Santander in 1985 as director and executive vice president of Banco Santander de Negocios. He was appointed executive vice president in 1989 and was a director of Banco Santander from 1991 to 1999. He was appointed director in January 2008. He is also a non-executive vice chairman of Santander UK plc and a director of Santander Consumer Finance, S.A., Alliance & Leicester plc and Banco Banif, S.A.

Isabel Tocino

Born in 1949. She joined Banco Santander in 2007 as a member of the board. Former minister for environment of the Spanish Government, former chairwoman of the European Affairs and of the Foreign Affairs Committees of Spanish Congress. She is currently an elected member of the Spanish State Council, a professor of the Complutense University of Madrid, and a member of the Royal Academy of Doctors.

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

José María Fuster

Born in 1958. He joined the Group in 1988. In 2004, he was appointed chief information officer of Grupo Santander. In the same year, he was also named member of the board of Abbey National plc (now, Santander UK plc) and the board of Advisors of IBM Corporation. In 2006, he was appointed executive director of Banesto and, in 2007, executive vice president of technology and operations at Banco Santander. Presently, José María Fuster is also a director of Openbank, S.A. and of Ingeniería de Software Bancario, S.A. (ISBAN).

José Luis G. Alciturri

Born in 1949. He joined the Bank in 1996. Since 2003, he has been responsible for the Group’s human resources. In 2007, he was appointed executive vice president.

Enrique G. Candelas

Born in 1953. He joined Banco Santander in 1975 and was appointed senior vice president in 1993. He was appointed executive vice president, Retail Banking Spain (Santander Branch Network) in 1999.

José G. Cantera

Born in 1966. He joined Banesto in 2003. In 2006, he was appointed Banesto’s chief executive officer. Formerly, he was member of the executive committee of Citigroup EMEA and member of the board of directors of Citigroup Capital Markets Int. Ltd. and Citigroup Capital Markets UK.

Juan Guitard

Born in 1960. Former general secretary of the board of Banco Santander de Negocios (from 1994 to 1999) and manager of the investment banking department of the Bank (from 1999 to 2000). He rejoined the Bank in 2002, being appointed executive vice president, vice-secretary general of the board. In 2009, he was appointed head of internal auditing.

Adolfo Lagos

Born in 1948. Former chief executive officer of Grupo Financiero Serfin since 1996. He was appointed executive vice president, America, in 2002 and executive vice president, global wholesale banking in 2003.

Jorge Maortua

Born in 1961. Former executive vice president of Banesto since 2001. He joined the Bank in 2003 as head of global treasury and was appointed executive vice president, global wholesale banking in 2004.

Javier Marín

Born in 1966. He joined the Bank in 1991. After serving in various positions within the Group, he was appointed executive vice president of the global private banking division in 2007. In 2009, he was appointed head of the asset management and global private banking division. In 2010 he was appointed head of the global private banking, asset management and insurance division.

Jorge Morán

Born in 1964. He joined the Bank in 2002. He was appointed executive vice president, asset management and insurance, in 2004. In 2005, he was appointed executive vice president and chief operating officer of Santander UK and, in 2006, executive vice president in charge of insurance and global direct banking. In 2010 he was appointed chief executive officer of Sovereign and country head of all our businesses in the United States.

José Mª Nus

Born in 1950. He joined Santander UK in 2010 as executive director and chief risk officer. He is also an executive vice president of Santander. Formerly, he was executive director and chief risk officer of Banesto. He has also been executive vice president, risk in Argentaria and Bankinter, and member of the board of directors in Banco de Vitoria, Banco de Negocios Argentaria, Banco de Crédito Local and Banco de Alicante. He is currently a member of the board of Societat Catalana d’Economia.
César Ortega

Born in 1954. He joined the Bank in 2000 and was appointed executive vice president, general secretariat in 2006. He is also a non-executive director of Fomento de Construcciones y Contratas, S.A.

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

Magda Salarich

Born in 1956. She joined the Bank in 2008 as executive vice president responsible for Santander’s Consumer Finance division. Previously, she had held several positions in the automobile industry, including the position of director and executive vice president of Citroën España and head of commerce and marketing for Europe of Citroën Automobiles.

José Tejón

Born in 1951. He joined the Bank in 1989. In 2002, he was appointed executive vice president, financial accounting and control.

Antonio Vieira Monteiro

Born in 1946. He joined Banco Santander Totta in 2004 as an executive director. Previously, he had held several positions in the Portuguese banking industry, including the directorship of Crédito Predial Português and chairmanship, on behalf of Banco Totta, of Banco Totta de Angola and Banco Standard Totta Moçambique. In 2012, he was appointed chairman of the executive committee of Banco Santander Totta, S.A. and Santander Totta SGPS, S.A. He is currently also a non-executive director of Portal Universia, S.A.

Juan A. Yanes

Born in 1962. He joined Grupo Santander in 1991 and was involved in Investment Banking, Corporate Finance, and Financial Markets until 1999. From 1999 until 2009, he was in the Risk Management Division. In 2009 he was appointed as chief corporate officer for Santander USA. In 2011, he was named head of compliance and internal control for the Group’s US operations. He serves as a board member of various US business units.

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

For a description of arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was appointed Item 7 of Part I, “Shareholders and Related Party Transactions – A. Major Shareholders– Shareholders’ agreements” herein.

B. Compensation

Directors’ compensation

Bylaws stipulated fees

Article 58 of the Bank’s current Bylaws approved by the shareholders at their annual general meeting held on June 21, 2008 provides that the annual share in the Bank’s profit for that the directors will be entitled to receive for discharging their duties as members of the board of directors -annual emolument and attendance fees- will be equal to 1% of the Bank’s net profit for the year. However, the board of directors may resolve to reduce this percentage.

The amount set by the board of directors for 2011, calculated pursuant to the aforementioned Article 58 of the Bylaws, was 0.275% of the Bank’s profit for 2011 (2010: 0.183% in like-for-like terms).

At the proposal of the appointments and remuneration committee, the directors at the board meeting held on December 19, 2011 resolved to reduce the annual emolument for 2011 by 6% with respect to the amounts paid out of the profits for 2010.

The amounts received individually by each board member in 2011 and 2010 based on their positions held in the board and board committees were as follows:

	Euros
	2011	2010
Members of the board of directors	99,946	106,326
Members of the executive committee	200,451	213,246
Members of the audit and compliance committee	46,530	49,500
Members of the appointments and remuneration committee	27,918	29,700
First and fourth deputy chairmen	33,502	35,640

Furthermore, the directors received fees for attending board and committee meetings, excluding executive committee meetings, since no attendance fees are received for this committee.

The amounts of the fees for attending the meetings of the board of directors and of the board committees (excluding the executive committee) were the same in 2011 as in 2010, in accordance with the proposal made by the appointments and remuneration committee at its meeting on December 14, 2010 and approved by the directors at the board meeting on December 20, 2010. These attendance fees were approved by the directors at the board meeting held on December 17, 2007 in the following amounts:

•	Board of directors: €2,540 for resident directors and €2,057 for non-resident directors.

•	Risk committee and audit and compliance committee: €1,650 for resident directors and €1,335 for non-resident directors.

•	Other committees: €1,270 for resident directors and €1,028 for non-resident directors.

Salary compensation

The fixed salary remuneration of the executive directors for 2011 and 2010 approved by the board at the proposal of the appointments and remuneration committee was as follows:

	Thousands of euros
	2011	2010
Emilio Botín	1,344	1,344
Alfredo Sáenz	3,703	3,703
Matías R. Inciarte	1,710	1,710
Ana P. Botín	1,962	1,353
Francisco Luzón (*)	1,656	1,656
Juan R. Inciarte	987	987

Total	11,362	10,753

(*)	Retired from the board on January 23, 2012.

The maximum variable remuneration of the executive directors for 2011 and 2010 approved by the board at the proposal of the appointments and remuneration committee was as follows:

	Thousands of euros
	2011	2010
Emilio Botín	2,825	3,263
Alfredo Sáenz	7,019	8,107
Matías R. Inciarte	3,568	4,122
Ana P. Botín (*)	2,667	3,871
Francisco Luzón	3,717	4,294
Juan R. Inciarte	2,082	2,405

Total	21,878	26,062

(*)	The bonus projected for Ana P. Botín for 2011 was revised to reflect her assumption of new responsibilities as chief executive officer of Santander UK. The variable remuneration of €2,667 thousand corresponds to 69% of the reference bonus for 2011, which amounted to €3,871 thousand. Considering the amount agreed for the aforementioned director in 2010 for discharging her previous duties -€2,871 thousand- the reduction would have been 7.1%.

The amounts shown in the foregoing table reflect the total maximum variable remuneration allocated annually to the executive directors. These amounts include both the cash-based and share-based variable remuneration (according to the plans agreed each year) and both the remuneration payable immediately and on a deferred basis payable.

In recent years the Group has adapted its remuneration policy to the new requirements and best practices, increasing the variable remuneration to be deferred and paid in shares, rather than in cash. The following table shows a breakdown of the variable remuneration:

	Thousands of euros
	2011 (1)		2010 (2)
	Immediate payment	Deferred payment	Immediate payment		Deferred payment
Emilio Botín	1,130	1,695	1,682		1,581
Alfredo Sáenz	2,808	4,212	3,351		4,756
Matías R. Inciarte	1,427	2,141	1,994		2,128
Ana P. Botín	1,067	1,600	1,980	(3)	1,891	(3)
Francisco Luzón	1,487	2,230	2,146		2,148
Juan R. Inciarte	833	1,249	1,304		1,101

Total	8,752	13,127	12,457		13,605

(1)	The first cycle of the deferred conditional variable remuneration plan was approved in 2011, whereby payment of a portion of the variable remuneration for 2011 amounting to €13,127 thousand will be deferred over three years for it to be paid, where appropriate, in three equal portions, 50% in cash and 50% in Santander shares, provided that the conditions for entitlement to the remuneration are met. Similarly, the portion of the variable remuneration that is not deferred (immediate payment) will be paid 50% in cash and 50% in shares.
(2)	At the annual general meeting on June 11, 2010, the shareholders approved the first cycle of the deferred conditional delivery share plan, whereby payment of a portion of the variable remuneration for 2010 amounting to €6,363 thousand was deferred over three years and will be paid, where appropriate, in three equal portions and in shares, provided that the conditions for entitlement to the remuneration are met. The deferred payment amount also includes a valuation of the executive directors’ share in plan PI13 (€6,496 thousand) and the share held by Ana P. Botín in Banesto’s third long-term incentive plan (€286 thousand).
(3)	The amounts detailed relate to the reference bonus projected for 2011 in order to reflect the assumption of new responsibilities by Ana P. Botín as chief executive officer of Santander UK. Had the amount agreed for this director in 2010 for discharging her previous duties been considered –€2,871 thousand-, the immediate payment and deferred payment amounts for 2010 would have been €1,440 thousand and €1,431 thousand, respectively.

The amounts relating to the variable share-based remuneration reflect the equivalent value, at the agreement date, of the maximum number of shares that may be received by the directors for their participation in the various plans. The number of shares that each director will actually receive on expiry of each plan will depend on the director’s compliance with the conditions for entitlement thereto (see Note 5.e) to our consolidated financial statements).

A detailed explanation for the 2011 renumeration for each director is provided below. The salaries of the executive directors disclosed in the table below relate to the maximum amounts approved by the board of directors as period remuneration, regardless of the actual year of payment and of any amounts paid to the directors under the agreed deferred remuneration scheme. Note 5.e) to our consolidated financial statements includes disclosures on the shares delivered by virtue of the deferred remuneration schemes in place in previous years the conditions for delivery of which were met in the related years.

Thousands of euros
Directors	2011														2010
	Bylaw-stipulated emoluments						Salaries of executive directors
	Annual emolument				Attendance fees
			Audit and	Appointments and				Variable -Immediate payment		Variable -Deferred payment (a)			Other
	Board	Executive Committee	compliance committee	remuneration committee	Board	Other fees	Fixed remuneration	In cash	In shares	In cash	In shares	Total	remuneration (b)	Total	Total
Emilio Botín	100	200	—	—	30	4	1,344	565	565	847	847	4,168	1	4,505	4,959
Fernando de Asúa	133	200	47	28	30	186	—	—	—	—	—	—	—	625	654
Alfredo Sáenz	100	200	—	—	30	4	3,703	1,404	1,404	2,106	2,106	10,723	548	11,604	12,635
Matías R. Inciarte	100	200	—	—	33	163	1,710	714	714	1,071	1,071	5,280	239	6,015	6,569
Manuel Soto	133	—	47	28	30	36	—	—	—	—	—	—	—	274	279
Assicurazioni Generali, SpA.(1)	96	—	—	—	12	—	—	—	—	—	—	—	—	108	139
Antonio Basagoiti	100	200	—	—	33	158	—	—	—	—	—	—	7	498	510
Ana P. Botín	100	200	—	—	28	1	1,962	534	534	800	800	4,630	51	5,010	5,592	(c)
Javier Botín (2)	100	—	—	—	30	—	—	—	—	—	—	—	—	130	131
Lord Terence Burns	100	—	—	—	19	—	—	—	—	—	—	—	—	119	125
Vittorio Corbo (3)	45	—	—	—	8	—	—	—	—	—	—	—	—	53	—
Guillermo de la Dehesa	100	200	—	28	33	15	—	—	—	—	—	—	—	377	390
Rodrigo Echenique (4)	100	200	47	28	33	35	—	—	—	—	—	—	37	480	423
Antonio Escámez	100	200	—	—	33	154	—	—	—	—	—	—	41	528	530
Ángel Jado (5)	100	—	—	—	33	—	—	—	—	—	—	—	—	133	72
Francisco Luzón (6)	100	200	—	—	30	1	1,656	743	743	1,115	1,115	5,372	1,089	6,792	7,297
Abel Matutes	100	—	47	—	30	21	—	—	—	—	—	—	—	198	197
Juan R. Inciarte	100	—	—	—	28	96	987	416	416	625	625	3,069	120	3,413	3,759
Luis Ángel Rojo (7)	39	—	18	11	8	9	—	—	—	—	—	—	—	85	215
Luis Alberto Salazar-Simpson	100	—	47	—	30	21	—	—	—	—	—	—	—	198	200
Isabel Tocino (8)	100	—	—	13	30	5	—	—	—	—	—	—	—	148	134

Total 2011	2,046	2,005	251	135	575	909	11,362	4,376	4,376	6,564	6,564	33,242	2,133	41,293	—

Total 2010	2,168	2,132	248	149	482	904	10,753	12,457	—	—	13,605	36,815	1,912	—	44,810

(1)	Retired from the board on October 24, 2011.
(2)	Amounts contributed to Marcelino Botín Foundation.
(3)	Board member since July 22, 2011.
(4)	Member of the audit and compliance committee since December 14, 2010.
(5)	Board member since June 11, 2010.
(6)	Retired from the board on January 23, 2012.
(7)	Deceased on May 24, 2011.
(8)	Member of the appointments and remuneration committee since July 21, 2011.
(a)	Maximum variable remuneration for the period approved by the board of directors, at the related meetings, for each of the directors.
(b)	Includes, inter alia, the life and medical insurance costs borne by the Group relating to Bank directors.
(c)	If the remuneration agreed for her previous duties were included, the resulting figure would be €4,592 thousand and the total amount for 2010 would be €43,810 thousand.

Following the amendment made by the Group in 2011 to its remuneration policy in order to adapt to the new European standards and recommendations on remuneration, the foregoing table was prepared including the maximum variable remuneration agreed for that year, regardless of the deferral of a portion thereof over several years and of the amount that will ultimately be received, since collection of the deferred amounts is subject to certain conditions being met. For comparison purposes, the figures for 2010 were prepared using consistent criteria.

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

		Thousands of euros
	Company	2011	2010
Antonio Escámez	Attijariwafa Bank Société Anonyme	—	10.0

Emilio Botín ceased to discharge his duties as director of Shinsei Bank, Ltd. on June 23, 2009 and received compensation of €73.1 thousand.

Also, in 2008, 2007, 2006 and 2005, Emilio Botín received options to acquire shares of Shinsei Bank, Ltd. (Shinsei), as follows: 10,000 shares at a price of JPY 416 per share in 2008; 10,000 shares at a price of JPY 555 per share in 2007; 25,000 shares at a price of JPY 825 per share in 2006; and 25,000 shares at a price of JPY 601 per share in 2005. At December 31, 2011, the market price of the Shinsei share was JPY 80 and, therefore, regardless of the stipulated exercise periods, the options granted in those years would not have given rise to any gains had they been exercised.

Furthermore, other directors of the Bank received a total of €1,413 thousand in 2011 as members of the boards of directors of Group companies (2010: €741 thousand), the detail being as follows: Lord Burns received €600 thousand as non-executive chairman of the board of directors of the Group companies Santander UK plc and Alliance & Leicester plc; Antonio Basagoiti received €375 thousand as non-executive chairman of the board of directors of Banesto and in bylaws stipulated directors’ fees; Matías R. Inciarte received €42 thousand as a non-executive director of U.C.I., S.A. and Vittorio Corbo received €107 thousand as a non-executive director of Banco Santander Chile and €289 thousand for advisory services provided to that bank.

Senior management

Following is a detail of the maximum aggregate remuneration approved for the Bank’s executive vice presidents (*) for 2011 and 2010:

	Number of managers (1)	Thousands of euros
		Salaries								Other remuneration (4)	Total
			Variable - Immediate payment			Variable - Deferred payment
		Fixed	In cash		In shares	In cash	In shares		Total
2010	23	23,756	28,484		—	—	26,697	(2)	78,937	5,510	84,447
2011	22	23,095	12,584	(3)	12,584	12,584	12,584		73,431	7,887	81,318

(*)	Excluding executive directors’ remuneration, which is detailed above.
(1)

At some point in the year they occupied the position of executive vice president. The amounts reflect the remuneration for the full year regardless of the number of months in which the position of executive vice president was occupied.

(2)

At the annual general meeting of June 11, 2010, the shareholders approved the first cycle of the deferred conditional delivery share plan, whereby payment of a portion of the variable remuneration for 2010 amounting to €11.5 million was deferred over three years and will be paid, where appropriate, in three equal portions and in shares, provided that the conditions for entitlement to the remuneration are met. Also, the deferred payment includes a valuation of the senior executives’ participation in plan PI13 (€15.2 million).

(3)

The shareholders at the annual general meeting of June 17, 2011 approved the first cycle of the deferred conditional variable remuneration plan, whereby payment of a portion of the variable remuneration for 2011 amounting to €25.2 million will be deferred over three years for it to be paid, where appropriate, in three equal portions, 50% in cash and 50% in Santander shares, provided that the conditions for entitlement to the remuneration are met. Similarly, the portion of the variable remuneration that is not deferred will be paid 50% in cash and 50% in shares.

(4)

Includes other remuneration items, such as life insurance premiums amounting to €1.1 million (2010: €1.0 million), Santander Brasil share options totaling €1.5 million in 2011 and payments of termination or retirement benefits.

Following is a detail of the maximum number of Santander shares that the Bank’s executive vice presidents (excluding executive directors) were entitled to receive at December 31, 2011 and 2010 under the various plans then in force (see Note 47 to our consolidated financial statements):

Maximum number of shares to be delivered	December 31, 2011		December 31, 2010
Plan I11	—		1,226,754
Plan I12	1,468,762	(1)	1,468,762
Plan I13	1,468,762	(2)	1,468,762
First cycle of obligatory investment	—		261,681
Second cycle of obligatory investment	452,994		508,764
Third cycle of obligatory investment	293,140		330,104
Deferred conditional delivery plan	1,496,628	(3)	1,496,628
Deferred variable remuneration plan	2,119,944	(4)	—

(1)	In addition, they are entitled to a maximum of 29,951 Banesto shares.
(2)	In addition, they are entitled to a maximum of 44,926 Banesto shares.
(3)	In addition, they are entitled to a maximum of 3,364 Banesto shares.
(4)	In addition, they are entitled to a maximum of 97,515 Santander Brasil shares.

In 2011 and 2010, since the conditions established in the related deferred share-based remuneration schemes from prior years had been met, the following number of Santander shares were delivered to the executive vice presidents:

Number of shares delivered	2011		2010
Plan I10	—		1,078,730
Plan I11	1,042,130	(1)	—
First cycle of obligatory investment	232,852		—

(1)	In addition, 14,975 Banesto shares were delivered.

The actuarial liability recognized in respect of post-employment benefits earned by the Bank’s executive vice presidents totaled €267 million as of December 31, 2011 (December 31, 2010: €227 million). Settlements of €47 million took place in 2010. The net charge to the consolidated income statement amounted to €29 million in 2011 (2010: €31 million). Additionally, the total sum insured under life and accident insurance policies relating to this group amounted to €66 million at December 31, 2011 (December 31, 2010: €61 million).

Pension commitments, other insurance and other items of directors

In the event of pre-retirement or retirement, the executive directors have the right to receive supplementary pension benefits which may be externalized by the Bank.

In prior years, the board of directors of the Bank resolved to change the contracts of the executive directors and the other members of the Bank’s senior management (the senior executives) granting them the right, on the date of retirement or pre-retirement, as appropriate, to opt to receive the accrued pensions, or amounts similar thereto, in the form of an annuity or a lump sum, i.e. in one single payment. The board also resolved that the senior executives who have not reached the retirement age may opt, after reaching the age of 60, and each year thereafter until the age of 64, to receive their accrued pensions in the form of a lump sum, which will be determined at the date of economic effect of exercising the option and which they (or their heirs, in the event of death) will be entitled to receive when they retire or are declared disabled; any person who exercises this option must undertake not to take pre-retirement, retire early or retire, in all cases at his/her own request, within two years from the exercise date. In order to maintain the financial neutrality for the Group, the amount to be received in the form of a lump sum by the commitment beneficiary at the date of retirement must be the aliquot part of the market value of the assets assigned to cover the mathematical provisions of the policy instrumenting these commitments to senior executives at the date of economic effect of exercising the option. The senior executives who reach the age of 60 and, prior to the age of retirement, do not opt to receive their accrued pensions as a lump sum, and who are still in service when reaching the age of retirement or who at the date of the contract have passed the age of retirement must state whether they wish to opt for this form of benefit. The exercise of this option will mean, in all cases, that no further pension benefit will accrue and, from the date of economic effect of exercising the option, the lump sum to be received, which will be updated at the agreed-upon interest rate, will be fixed. Should the senior executive subsequently die whilst still in service and prior to retirement, the lump sum of the pension will correspond to his/her heirs. Lastly, the board of directors also regulated the impact of the deferral of the computable variable remuneration on the determination of the pension obligations (or similar amounts), in the form of an annuity or a lump sum, for pre-retirement, early retirement or normal retirement.

In 2009, Emilio Botín and Alfredo Sáenz, who had passed the age of retirement, exercised the option to receive their respective accrued pensions as a lump sum on the date of effective retirement.

In 2010, Matías R. Inciarte, who had reached the age of 60, exercised the option to receive his accrued pension as a lump sum on the date of effective retirement.

The total balance of supplementary pension obligations assumed by the Group over the years to its current and retired employees, which is covered mostly by in-house provisions amounted to €9,045 million as of December 31, 2011. This amount includes obligations to former directors of the Bank during the year who discharge (or have discharged) executive functions.

The following table provides information on the pension obligations assumed and covered by the Group in respect of the Bank’s executive directors:

	Thousands of euros
	2011		2010
Emilio Botín	25,400		25,029
Alfredo Sáenz	87,758		86,620
Matías R. Inciarte	45,224		44,560
Ana P. Botín	31,856		31,329
Francisco Luzón	63,608	(*)	55,950
Juan R. Inciarte	12,309		11,629

	266,155		255,117

(*)	The increase in his pension in 2011 is due to a change in his family status.

Since the aforementioned option has been exercised, the amounts included in the foregoing table in respect of the directors Emilio Botín, Alfredo Sáenz and Matías R. Inciarte are those relating to the aforementioned lump sums, and no further amounts will accrue to each of them in respect of pensions following the exercise of the aforementioned option. The lump sums are updated at the agreed-upon interest rate.

The other amounts in the foregoing table relate to the accrued present actuarial value of the future annual payments to be made by the Group. These amounts were obtained using actuarial calculations and cover the obligations to pay the respective pension supplements or lump sums. In the case of Ana P. Botín, these supplements or lump sums were calculated as 100% of the sum of the fixed annual salary received at the date of effective retirement or, in her case, at the date of opting to receive the benefit in a lump sum plus 30% of the arithmetical mean of the last three variable salary payments received until that date. In addition, in the case of Francisco Luzón, to the amount thus calculated here will be added the amounts received by him in the year before retirement or pre-retirement or, where appropriate, at the date of opting to receive the benefit in a lump sum, in his capacity as a member of the board of directors or the committees of the Bank or of other consolidable Group companies and, in the case of Juan R. Inciarte, 100% of the gross fixed annual salary received at the date of effective retirement or, where appropriate, at the date of opting to receive the benefit in a lump sum.

On January 23, 2012, Francisco Luzón took voluntary pre-retirement and resigned from his positions as director and executive vice president of the Bank and head of the America division, and opted to receive his accrued pre-retirement pension (€2.8 million) as a lump sum. This amount, which is included in the figure shown in the foregoing table, will be paid to him as follows: €2.5 million in 2012 and €0.1 million each year in 2013, 2014 and 2015.

Francisco Luzón retained his right to opt to receive his accrued retirement pension on reaching early retirement age as an annuity or a lump sum.

The Group also continues to have pension obligations to other directors amounting to €39 million (December 31, 2010: €40 million). The payments made in 2011 to the members of the board entitled to post-employment benefits amounted to €2.6 million (2010: €2.6 million).

Pension provisions recognized and reversed in 2011 amounted to €7.8 million and €886 thousand, respectively (2010: €9.6 million and €7.4 million, respectively).

The Group has taken out life insurance policies for the Bank’s directors, who will be entitled to receive benefits if they are declared disabled; in the event of death, the benefits will be payable to their heirs. The premiums paid by the Group are included in the ‘Other remuneration’ column of the table shown in Note 5.a.iii to our consolidated financial statements. Also, the following table provides information on the sums insured for the Bank’s executive directors:

	Thousands of euros
	2011	2010
Emilio Botín	—	—
Alfredo Sáenz	11,108	11,108
Matías R. Inciarte	5,131	5,131
Ana P. Botín	988	1,403
Francisco Luzón	9,934	9,934
Juan R. Inciarte	2,961	2,961

	30,122	30,537

Additionally, the Group is responsible for life insurance policies for other executive directors, the related insured sum being €3 million at December 31, 2011 (2010: €3 million).

Share-based payments to directors

The details of share-based payment plans granted to directors (see Note 47 to our consolidated financial statements) are as follows:

i) Performance share plan

This plan involves successive three-year cycles of share deliveries to the beneficiaries, as part of their variable remuneration for the year in which each cycle begins, so that each year one cycle will begin and, from 2009 onwards, another cycle will also end. Following the changes implemented in 2011 to the remuneration policy for the executive directors, the latter cease to be beneficiaries of the cycle approved in 2011 and of any successive cycles approved.

The table below shows the maximum number of options granted to each executive director in each cycle and the number of shares received in 2011 and 2010 under the I11 and I10 incentive plans (Plans I11 and I10), respectively. As established in these plans, the number of shares received was determined by the degree of achievement of the targets to which each plan was tied to and all plans fell short of the maximum number.

	Options at January 1, 2010	Options granted in 2010 (number)	Shares delivered in 2010 (number)	Options cancelled in 2010 (number)	Options at December 31, 2010	Shares delivered in 2011 (number)		Options cancelled in 2011 (number)	Options at December 31, 2011	Grant date	Share delivery deadline
Plan I10:
Emilio Botín	62,589	—	(56,825)	(5,764)	—	—		—	—	06/23/07	07/31/10
Alfredo Sáenz	164,894	—	(149,707)	(15,187)	—	—		—	—	06/23/07	07/31/10
Matías R. Inciarte	79,627	—	(72,293)	(7,334)	—	—		—	—	06/23/07	07/31/10
Ana P. Botín (1)	41,835	—	(37,982)	(3,853)	—	—		—	—	06/23/07	07/31/10
Francisco Luzón	67,029	—	(60,856)	(6,173)	—	—		—	—	06/23/07	07/31/10
Juan R. Inciarte (2)	64,983	—	(58,998)	(5,985)	—	—		—	—	06/23/07	07/31/10

	480,957	—	(436,661)	(44,296)	—	—		—	—

Plan I11:
Emilio Botín	68,848	—	—	—	68,848	59,209		(9,639)	—	06/21/08	07/31/11
Alfredo Sáenz	189,628	—	—	—	189,628	163,080		(26,548)	—	06/21/08	07/31/11
Matías R. Inciarte	87,590	—	—	—	87,590	75,327		(12,263)	—	06/21/08	07/31/11
Ana P. Botín (1)	46,855	—	—	—	46,855	40,295	(3)	(6,560)	—	06/21/08	07/31/11
Francisco Luzón	77,083	—	—	—	77,083	66,291		(10,792)	—	06/21/08	07/31/11
Juan R. Inciarte	50,555	—	—	—	50,555	43,477		(7,078)	—	06/21/08	07/31/11

	520,559	—	—	—	520,559	447,679		(72,880)	—

Plan I12:
Emilio Botín	82,941	—	—	—	82,941	—		—	82,941	06/19/09	07/31/12
Alfredo Sáenz	228,445	—	—	—	228,445	—		—	228,445	06/19/09	07/31/12
Matías R. Inciarte	105,520	—	—	—	105,520	—		—	105,520	06/19/09	07/31/12
Ana P. Botín (1)	56,447	—	—	—	56,447	—		—	56,447	06/19/09	07/31/12
Francisco Luzón (4)	92,862	—	—	—	92,862	—		—	92,862	06/19/09	07/31/12
Juan R. Inciarte	60,904	—	—	—	60,904	—		—	60,904	06/19/09	07/31/12

	627,119	—	—	—	627,119	—		—	627,119

Plan I13
Emilio Botín	—	82,941	—	—	82,941	—		—	82,941	06/11/10	07/31/13
Alfredo Sáenz	—	228,445	—	—	228,445	—		—	228,445	06/11/10	07/31/13
Matías R. Inciarte	—	105,520	—	—	105,520	—		—	105,520	06/11/10	07/31/13
Ana P. Botín (1)	—	56,447	—	—	56,447	—		—	56,447	06/11/10	07/31/13
Francisco Luzón (4)	—	92,862	—	—	92,862	—		—	92,862	06/11/10	07/31/13
Juan R. Inciarte	—	60,904	—	—	60,904	—		—	60,904	06/11/10	07/31/13

	—	627,119	—	—	627,119	—		—	627,119

(1)	Without prejudice to the Banesto shares corresponding to Ana P. Botín by virtue of the various Banesto Share-Based Incentive Plans approved by the shareholders at the general meetings of Banesto.
(2)	Juan R. Inciarte was appointed as member of the board of directors in 2008. The data on his options include the options granted to him as an executive prior to his appointment as director.
(3)	In 2011, Ana P. Botín received a further 10,786 Banesto shares relating to her participation in the Banesto Share-Based Incentive Plan approved by the shareholders at the annual general meeting of Banesto held on February 24, 2010.
(4)	Following his resignation on January 23, 2012, Francisco Luzón lost his entitlement arising from his participation in these plans since he did not meet all the conditions stipulated for the shares to be received.

ii) Obligatory investment share plan

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

	Maximum number of shares to be delivered
Executive directors	3rd Cycle 2010-2012	2nd Cycle 2009-2011	1st Cycle 2008-2010
Emilio Botín	20,515	19,968	16,306
Alfredo Sáenz	49,000	47,692	37,324
Matías R. Inciarte	25,849	25,159	20,195
Ana P. Botín (1)	18,446	16,956	13,610
Francisco Luzón (2)	28,434	27,675	22,214
Juan R. Inciarte	15,142	14,738	14,617

	157,386	152,188	124,266

(1)	In accordance with the resolution adopted by the shareholders at the annual shareholders’ meeting of Banco Santander held on June 23, 2007, the maximum number of shares relating to Ana P. Botín for the 2008-2010 cycle is that shown in the foregoing table, as approved by the annual shareholders’ meeting of Banesto held on June 27, 2007. Also, the maximum number of shares relating to Ana P. Botín for the 2009-2011 and 2010-2012 cycles as beneficiary of this plan is in line with the resolution adopted at the annual shareholders’ meeting of Banco Santander held on June 21, 2008 and by the shareholders at the annual shareholders’ meeting of Banesto held on February 24, 2010.
(2)	Following his resignation on January 23, 2012, Francisco Luzón lost his entitlement to receive the shares relating to the second and third cycles of this plan since he did not meet all the conditions stipulated for the shares to be received.

Since the condition to retain the shares acquired in the first cycle and the additional requirement to stay in the Group for three years had been complied with, in March 2011 the gross number of shares detailed in the foregoing table accrued to the executive directors, which is equivalent to the number of shares initially acquired by them. Also, the shares relating to the second cycle were delivered in February 2012, once compliance with the conditions for delivery thereof were satisfied -holding the shares acquired and remaining employed by the Group-.

The obligatory investment share plan ended in 2010.

iii) Deferred conditional delivery share plan

At the annual general meeting held on June 11, 2010, the shareholders approved the first cycle of the deferred conditional delivery share plan, applicable to the variable remuneration for 2010 of the executive directors and executives and employees of Santander Group whose variable remuneration or annual bonus for 2010 generally exceeded €300,000 (gross), with a view to deferring a portion of the aforementioned variable remuneration or bonus over a period of three years in which it will be paid, where appropriate, in Santander shares.

In addition to the requirement that the beneficiary remains employed by the Group, with the exceptions included in the plan regulations, the accrual of the share-based deferred remuneration is conditional upon none of the following circumstances existing, in the opinion of the board of directors, during the period prior to each of the deliveries: (i) poor financial performance of the Group; (ii) breach by the beneficiary of internal regulations, including, in particular, those relating to risks; (iii) material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in economic capital and the qualitative assessment of risk.

The share-based bonus will be deferred over three years and will be paid, where appropriate, in three instalments starting in the first year.

The number of shares allocated to each executive director for deferral purposes, and the shares relating to the first of the three deliveries envisaged under this plan, are as follows:

Executive directors	Number of shares deferred on bonus for 2010	Number of shares to be delivered in 2012 (1st third)
Emilio Botín	94,345	31,448
Alfredo Sáenz	312,450	104,150
Matías R. Inciarte	135,188	45,063
Ana P. Botín (*)	91,187	30,395
Francisco Luzón (**)	154,981	51,660
Juan R. Inciarte	61,386	20,462

(*)	Shares of Banesto, as authorized by the shareholders of that bank at the annual general meeting of February 23, 2011.
(**)	On January 23, 2012, Francisco Luzón took early retirement and resigned from his positions as director and head of the America division. In accordance with the plan regulations, Francisco Luzón retains the right to receive, if applicable, 51,660 shares in 2013 and 51,660 shares in 2014, subject to compliance with the conditions established in the plan for them to be received.

A detailed description of the terms of the first cycle of this plan is contained in our 2009 annual report on Form 20-F.

iv) Deferred conditional variable remuneration plan

The shareholders at the annual general meeting of June 17, 2011 approved the first cycle of the deferred conditional variable remuneration plan in relation to the variable remuneration or bonus for 2011 of the executive directors and certain executives (including senior management) and employees who assume risks, perform control functions or receive an overall remuneration which puts them on the same remuneration level as senior executives and employees who assume risks (all of them are referred to as identified staff in accordance with the Guidelines on Remuneration Policies and Practices approved by the Committee of European Banking Supervisors on December 10, 2010).

The purpose of this first cycle is to defer a portion of the variable remuneration or bonus of the beneficiaries thereof over a period of three years for it to be paid, where appropriate, in cash and in Santander shares; the other portion of the variable remuneration is also to be paid in cash and Santander shares, upon commencement of the cycle, in accordance with the rules set forth below.

The variable remuneration will be paid in accordance with the following percentages, based on the timing of the payment, and the group to which the beneficiary belongs (the “immediate payment percentage” identifies the portion of the bonus for which payment is not deferred, and the “deferred percentage” identifies the portion of the bonus for which payment is deferred):

	Immediate payment percentage	Deferred percentage
Executive directors	40%	60%
Division directors and other executives of the Group with a similar profile	50%	50%
Other executives subject to supervision	60%	40%

The payment of the deferred percentage of the bonus applicable in each case will be deferred over a period of three years and will be paid in thirds, within fifteen days following the anniversaries of the initial date in 2013, 2014 and 2015, 50% being paid in cash and 50% in shares, provided that the conditions listed below are met.

In addition to the requirement that the beneficiary remains employed by the Group, with the exceptions included in the plan regulations, the accrual of the deferred remuneration is conditional upon none of the following circumstances existing, in the opinion of the board of directors, and following a proposal of the appointments and remuneration committee during the period prior to each of the deliveries: (i) poor financial performance of the Group; (ii) breach by the beneficiary of internal regulations, including, in particular, those relating to risks; (iii) material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in the Group’s economic capital or risk profile.

On each delivery, the beneficiaries will be paid an amount in cash equal to the dividends paid for the amount deferred in shares plus the interest on the amount deferred in cash.

The maximum number of shares to be delivered is calculated taking into account the amount resulting from applying the applicable taxes and the volume-weighted average prices for the 15 trading sessions prior to the date on which the board of directors approves the bonus for the Bank’s executive directors for 2011.

The number of Santander shares allocated to each executive director for 2011, distinguishing between those which have been delivered and those subject to a three-year deferral, is as follows:

	Maximum number of shares to be delivered
	Immediate payment	Deferred payment
			Total
Emilio Botín	99,552	149,327	248,879
Alfredo Sáenz	247,366	371,049	618,415
Matías R. Inciarte	125,756	188,634	314,390
Ana P. Botín	94,002	141,002	235,004
Francisco Luzón (1)	130,996	196,494	327,490
Juan R. Inciarte	73,380	110,070	183,450

	771,052	1,156,576	1,927,628

(1)	On January 23, 2012, Francisco Luzón took pre-retirement and resigned from his positions as director and head of the America division. In relation to his 2011 variable remuneration to be received in Santander shares, the board resolved, at the committee’s proposal, to deliver him 130,996 shares as an immediate payment. The deferred amount in shares for the remainder of the bonus will be paid, if appropriate, on the dates and under the conditions approved by the board (65,498 shares of the Bank in 2013, 2014 and 2015). Upon each delivery of shares and, therefore, subject to the same requirements, he will be paid an amount in cash equal to the dividends paid on those shares and, if the Santander Dividendo Elección program is applied, the price offered by the Bank for the bonus share rights relating to the aforementioned shares.

A detailed description of the terms of the first cycle of this plan is contained in our 2010 annual report on Form 20-F.

General description of long term incentive plan (or performance share plan), obligatory investment plan, deferred conditional delivery share plan and deferred conditional variable remuneration plan

Executive directors and the other members of the Bank’s senior management participate in the following plans:

1. Performance share plan;

2. Obligatory investment plan with matched deferred bonus in shares or matched deferred bonus plan;

3. Deferred conditional delivery share plan; and

4. Deferred conditional variable remuneration plan.

At the board meeting on March 26, 2007, following the report of the appointments and remuneration committee, the Bank’s directors approved a long-term incentive policy aimed at the Bank’s executive directors and certain executive personnel of the Bank and of other Santander Group companies. This policy, through which the deferred share-based variable remuneration is paid, includes Bank share-based payments, and its implementation requires, in conformity with the Spanish law and our Bylaws, specific resolutions to be adopted by the annual general shareholders meeting.

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

The plans shaping the aforementioned incentive policy are currently as follows: (i) performance share plan; (ii) obligatory investment share plan; (iii) deferred conditional delivery share plan and (iv) deferred conditional variable remuneration plan. The characteristics of the plans are set forth below:

In addition, the Bank had a long-term incentive plan (I-06 plan) which expired on January 15, 2009.

Under Spanish law and our Bylaws, the implementation of the share based plans requires specific resolutions of shareholders adopted at general shareholders’ meetings, which, to date, have been the following:

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

At the general shareholders’ meeting held on June 17, 2011, the shareholders authorized the sixth cycle of the performance shares plan (the I-14 plan), the second cycle of the deferred conditional delivery share plan and the first cycle of deferred conditional variable remuneration plan. The maximum amount of shares to be delivered pursuant to the sixth cycle of the performance shares plan (the I-14 plan) was fixed at 19,000,000 shares. The maximum amount of shares to be delivered pursuant to the second cycle of the deferred conditional delivery share plan has been determined by dividing the maximum amount estimated by the board of directors to defer in shares of the global bonus for financial year 2011 of the beneficiaries of this cycle (40 million euros) by the share price of Santander which will be calculated as the average weighted daily volume of the average weighted listing prices of the relevant Santander shares for the fifteen trading sessions prior to the date on which the board of directors approves the bonus for the executive directors of the Bank for financial year 2011 (5.675 euros per share). The maximum amount of shares to be delivered pursuant to the first cycle of deferred conditional variable remuneration plan has, after deducting applicable taxes (or withholding), been determined by dividing the maximum amount estimated by the board of directors to deliver in shares to the beneficiaries (165 million euros and out of which 17.5 million for executive directors) by the share price of Santander which will be calculated as the average weighted daily volume of the average weighted listing prices of the relevant Santander for the fifteen trading sessions prior to the date on which the board of directors approves the bonus for the executive directors of the Bank for financial year 2011 (5.675 euros per share).

At the general shareholders’ meeting held on March 30, 2012, the shareholders authorized the third cycle of the deferred conditional delivery share plan and the second cycle of deferred conditional variable remuneration plan. The maximum amount of shares to be delivered pursuant to the third cycle of the deferred conditional delivery share plan will be determined, after deducting applicable taxes (or withholdings), by dividing the maximum amount estimated by the board of directors to be deferred in shares of the global bonus for financial year 2012 of the beneficiaries (22 million euros) by the share price of Santander which will be calculated as the average weighted daily volume of the average weighted listing prices of Santander shares for the fifteen trading sessions prior to the date on which the board of directors approves the bonus for the executive directors of the Bank for financial year 2012. The maximum amount of shares to be delivered pursuant to the second cycle of deferred conditional variable remuneration plan will be determined by dividing, after deducting applicable taxes (or withholdings), the maximum amount estimated by the board of directors of the bonus for the financial year 2012 to be delivered in shares for the beneficiaries (140 million and out of which 12.1 million for executive directors) by the share price of Santander which will be calculated as the average weighted daily volume of the average weighted listing prices of Santander shares for the fifteen trading sessions prior to the date on which the board of directors approves the bonus for the executive directors of the Bank for financial year 2012.

I-06 plan

At the general shareholders’ meeting held on June 18, 2005, a long-term incentive plan (the I-06 plan) for executive directors, which consisted of options on shares of the Bank and was tied to two pre-determined targets (increase in the trading price of the Bank’s shares and growth in earnings per share – in both cases above a sampling of comparable banks), was approved. The appointments and remuneration committee and the board of directors at their meetings on March 26, 2007 each took note of compliance with the conditions to which the plan was subject giving participants the right to exercise options to purchase shares of the Bank during the period between January 15, 2008 and January 15, 2009.

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

This plan involves successive three-year cycles of share deliveries to the beneficiaries, so that each year one cycle will begin and, from 2009 onwards, another cycle will also end. The aim is to establish an adequate sequence between the end of the incentive program linked to the previous I-06 plan and the successive cycles of this plan. Thus, the first two cycles commenced in July 2007, the first cycle having a duration of two years (PI09) and the second cycle having a standard three-year term (PI10). In June 2008, 2009, 2010 and 2011 the third, fourth, fifth and sixth cycles of the performance share plan (PI11, PI12, PI13 and Pl14, respectively) were approved. On July 31, 2009, 2010 and 2011 the first, second and third cycles (Pl09, Pl10 and Pl11) were cancelled.

For each cycle a maximum number of shares is established for each beneficiary who remains in the Group’s employ for the duration of the plan. The target, which, if met, will determine the number of shares to be delivered is defined by comparing the Group’s performance with that of a benchmark group of financial institutions and is linked to only one parameter, the Total Shareholder Return (TSR). With regard to the plans approved until June 2008, the targets, which, if met, determined the number of shares to be delivered, were defined by comparing the Group’s performance with that of a benchmark group of financial institutions and were linked to two parameters, namely Total Shareholder Return (TSR) and growth in Earnings per Share (EPS).

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

For more information, see Note 47 c) (i) to our consolidated financial statements.

At December 31, 2011, there were three cycles in effect: I-12, I-13 and I-14 plans. The table below describes the number of participants and the maximum number of shares to be distributed.

	Number of shares	Year granted	Number of persons	Date granted	Deadline for delivery of shares
Plans in effect at December 31, 2011	54,765,213
Of which:
I-12 plan	18,866,927	2009	6,510	June 19, 2009	July 31, 2012
I-13 plan	19,612,616	2010	6,782	June 11, 2010	July 31, 2013
I-14 plan	16,285,670	2011	6,500	June 17, 2011	July 31, 2014

Previous cycles of the performance share plan

A detailed description of the terms of the third cycle (I-11 plan) is contained in our 2008 annual report on Form 20-F.

A detailed description of the terms of the fourth cycle (I-12 plan) is contained in our 2009 annual report on Form 20-F.

A detailed description of the terms of the fifth cycle (I-13 plan) is contained in our 2010 annual report on Form 20-F.

A detailed description of the terms of the sixth cycle (I-14 plan) is contained in our 2010 annual report on Form 20-F.

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

As of the date of this report, there is in effect one cycle of this plan (third cycle), whose main terms of which are described in our 2009 annual report on Form 20-F.

3. Deferred conditional delivery share plan

At the annual general meeting held on June 11, 2010, the shareholders approved the first cycle of the deferred conditional delivery share plan. This deferred share-based variable remuneration is instrumented through a multiannual incentive plan, which is payable in shares of the Bank. The beneficiaries of the plan are the executive directors and executives and employees of the Group whose variable remuneration or annual bonus for 2010 generally exceeded €0.3 million (gross), with a view to deferring a portion of the aforementioned variable remuneration or bonus over a period of three years in which it will be paid in Santander shares.

The share-based bonus is deferred over three years and will be paid, where appropriate, in three instalments starting in the first year. The amount in shares is calculated based on the tranches of the following scale established by the board of directors on the basis of the gross variable cash-based remuneration or annual bonus for 2010:

Benchmark bonus (thousands of euros)	Percentage (deferred)
300 or less	0%
300 to 600 (inclusive)	20%
600 to 1,200 (inclusive)	30%
1,200 to 2,400 (inclusive)	40%
More than 2,400	50%

The condition for accrual of the share-based deferred remuneration was, in addition to that of the beneficiary remaining employed by the Group, with the exceptions envisaged in the plan regulations, that none of the following circumstances should occur in the period prior to each of the deliveries: (i) poor financial performance of the Group; (ii) breach by the beneficiary of the codes of conduct or other internal regulations, including, in particular, those relating to risks, where applicable to the executive in question; (iii) material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in economic capital and the qualitative assessment of risk.

The shareholders at the annual general meeting on June 17, 2011 approved the second cycle of this plan. The beneficiaries are the executives or employees of the Group whose variable remuneration or annual bonus for 2011 generally exceeds €0.3 million (gross), with a view to deferring a portion of the aforementioned variable remuneration or bonus over a period of three years in which it will be paid in Santander shares. This second cycle is not applicable to executive directors or other senior executives and other executives who are beneficiaries of the deferred conditional variable remuneration plan described below.

The share-based bonus is deferred over three years and will be paid, where appropriate, in three instalments starting in the first year. The amount in shares is calculated based on the tranches of the following scale established by the board of directors on the basis of the gross variable cash-based remuneration or annual bonus for 2011:

Benchmark bonus (thousands of euros)	Percentage (deferred)
300 or less	0%
300 to 600 (inclusive)	20%
More than 600	30%

The condition for accrual of the share-based deferred remuneration was, in addition to that of the beneficiary remaining employed by the Group, with the exceptions envisaged in the plan regulations, that none of the following circumstances should occur in the period prior to each of the deliveries: (i) poor financial performance of the Group; (ii) breach by the beneficiary of internal regulations, including, in particular, those relating to risks; (iii) material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in the Group’s economic capital or risk profile.

At the annual general meeting held on March 30, 2012, the shareholders approved the third cycle of the deferred conditional delivery share plan, which is subject to the following rules:

I.	Purpose and Beneficiaries

This Plan (also known as the 2012 Variable Remuneration Plan for Other Executives) applies in relation to the variable remuneration or bonus for financial year 2012 approved by the board of directors, or the appropriate body in each case, for the executives or employees of the Grupo Santander whose gross variable remuneration or annual bonus for 2012 is generally above 300,000 euros, in order to defer a portion of said variable remuneration or bonus for payment, if any, within a three-year period in Santander shares, in accordance with the rules set forth below. This Plan does not apply to the executive directors, other members of senior management or other executives who are beneficiaries of the second cycle of the Deferred and Conditional Variable Remuneration Plan (described below).

II. Operation

In addition to the beneficiary remaining with Grupo Santander3, the accrual of deferred remuneration in the form of shares is conditional upon none of the following circumstances existing during the period prior to each of the deliveries, in the opinion of the board of directors and following a proposal of the appointments and remuneration committee:

(i)	deficient financial performance of the Group;

(ii)	breach by the beneficiary of the internal regulations, including in particular those related to risks;

(iii)	material restatement of the Group’s financial statements, except when appropriate pursuant to a change in accounting standards; or

(iv)	significant changes in the financial capital or risk profile of the Group.

The deferral of the bonus in shares will last for a period of three years and will be paid, where applicable, in thirds from the first year on.

The amount to be deferred in shares shall generally be calculated in accordance with the tranches in the following scale set by the board of directors based on the gross amount of variable remuneration or annual bonus for financial year 2012:

Bonus (thousands of euros)	% deferred in the tranche
300 or less	0%
300 to 600 (inclusive)	20%
More than 600	30%

Upon each delivery of shares, and thus subject to the same requirements, the beneficiary will be paid an amount in cash equal to the dividends paid on such shares from the date of payment of the bonus and through the time of delivery, whether on the first, second or third anniversary. In cases of application of the Santander Scrip Dividend Program (Programa Santander Dividendo Elección), the price offered by the Bank for the free allotment rights corresponding to such shares will be paid.

The beneficiaries of this 2012 Variable Remuneration Plan for Other Executives may not directly or indirectly hedge the shares prior to the delivery thereof.

[3]

When termination of the employment relationship with Banco Santander or another entity of the Santander Group is due to retirement, early retirement or pre-retirement of the beneficiary, for a termination judicially declared to be improper, unilateral separation for good cause by an employee (which includes, in any case, those situations set forth in Section 10.3 of Royal Decree 1382/1985, of 1 August, governing the special relationship of senior management, for the persons subject to these rules), permanent disability or death, or as a result of an employer other than Banco Santander ceasing to belong to the Santander Group, as well as in those cases of mandatory redundancy, the right to delivery of the shares (and of the respective dividends) shall remain under the same conditions in force as if none of such circumstances had occurred.

In the event of death, the right shall pass to the successors of the beneficiary.

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

None of the above circumstances shall give the right to receive the deferred amount in advance. If the beneficiary or the successors thereof maintain the right to receive deferred remuneration in shares (as well as the respective dividends), such remuneration shall be delivered within the periods and upon the terms set forth in the plan rules.

III. Maximum number of shares to be delivered

Taking into account that, in application of the scale above, the board of directors has estimated that the maximum amount to be deferred in shares of the global bonus for financial year 2012 of the beneficiaries of this 2012 Variable Remuneration Plan for Other Executives is 22 million euros (the “Maximum Amount Distributable in Shares”), the maximum number of Santander shares that may be delivered under this plan (the “Share Limit for the 2012 Variable Remuneration Plan of Other Executives”) will be determined by applying the following formula:

Share Limit for the 2012 Variable Remuneration Plan for Other Executives =	Maximum Amount Distributable in Shares
Santander Share Price

where “Santander Share Price” will be the average weighted daily volume of the average weighted listing prices of the relevant Santander shares for the fifteen trading sessions prior to the date on which the board of directors approves the bonus for the executive directors of the Bank for financial year 2012.

IV. Other rules

In the event of a change in the number of shares due to a decrease or increase in the par value of the shares or a transaction with an equivalent effect, the number of shares to be delivered will be modified so as to maintain the percentage of the total share capital represented by them.

Information from the stock exchange with the largest trading volume shall be used to determine the listing price of the share.

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

4. Deferred conditional variable remuneration plan

The shareholders at the annual general meeting of June 17, 2011 approved the first cycle of the deferred conditional variable remuneration plan in relation to the variable remuneration or bonus for 2011 of the executive directors and certain executives (including senior management) and employees who assume risks, perform control functions or receive an overall remuneration which puts them on the same remuneration level as senior executives and employees who assume risks (all of them are referred to as identified staff, in accordance with the Guidelines on Remuneration Policies and Practices approved by the Committee of European Banking Supervisors on December 10, 2010).

The purpose of this first cycle is to defer a portion of the variable remuneration or bonus of the beneficiaries thereof over a period of three years for it to be paid, where appropriate, in cash and in Santander shares; the other portion of the variable remuneration is also to be paid in cash and Santander shares, upon commencement of the cycle, in accordance with the rules set forth below:

The variable remuneration will be paid in accordance with the following percentages, based on the timing of the payment and the group to which the beneficiary belongs (the “immediate payment percentage” identifies the portion of the bonus for which payment is not deferred, and the “deferred percentage” identifies the portion of the bonus for which payment is deferred):

	Immediate payment percentage	Deferred percentage
Executive directors	40%	60%
Division directors and other executives of the Group with a similar profile	50%	50%
Other executives subject to supervision	60%	40%

(*)	Generally applicable percentages. In some countries deferred percentages may be higher for certain categories of executives, thereby giving rise to lower immediate payment percentages.

The payment of the deferred percentage of the bonus applicable in each case will be deferred over a period of 3 years and will be paid in thirds, within fifteen days following the anniversaries of the initial date in 2013, 2014 and 2015, 50% being paid in cash and 50% in shares, provided that the conditions described in the paragraph below are met.

In addition to the requirement that the beneficiary remains employed by the Group, with the exceptions included in the plan regulations, the accrual of the deferred remuneration is conditional upon none of the following circumstances existing in the opinion of the board of directors and following a proposal of the appointments and remuneration committee during the period prior to each of the deliveries: (i) poor financial performance of the Group; (ii) breach by the beneficiary of internal regulations, including, in particular, those relating to risks; (iii) material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in the Group’s economic capital or risk profile.

On each delivery, the beneficiaries will be paid an amount in cash equal to the dividends paid for the deferred amount in shares and the interest on the amount accrued in cash.

The maximum number of shares to be delivered is calculated taking into account the amount resulting from applying the applicable taxes and the volume-weighted average prices for the 15 trading sessions prior to the date on which the board of directors approves the bonus for the Bank’s executive directors for 2011.

At the annual general meeting held on March 30, 2012, the shareholders approved the second cycle of the deferred conditional variable remuneration plan, which is subject to the following rules:

I. Purpose and Beneficiaries

This Plan (also known as the 2012 Variable Remuneration Plan of the Supervised Group) applies in relation to the variable remuneration or bonus for financial year 2012 approved by the board of directors, or the appropriate body in each case, for executive directors and certain executives (including senior management) and employees whose professional activities have a significant impact on the Bank’s risk profile, who perform control functions or receive overall remuneration which puts them at the same remuneration level as senior executives, and employees whose professional activities have a significant impact on the risk profile of the entity (all of whom are referred to as identified staff in accordance with the aforementioned Guidelines on Remuneration Policies and Practices approved by the Committee of European Banking Supervisors on December 10, 2010).

The number of beneficiaries is approximately 270 persons, who are distributed into three groups for purposes of this second cycle: “Executive Directors,” which consists of directors of the Bank performing executive duties; “Division Directors,” consisting of division directors and other executives of the Group with a similar profile, and “Other Executives Subject to Supervision,” composed of other executives who are beneficiaries of this second cycle.

The purpose of this 2012 Variable Remuneration Plan of the Supervised Group is to defer a portion of the variable remuneration or bonus of the beneficiaries thereof for a period of three years, with any payment thereof being made in cash and in Santander shares, also paying the other portion of such variable remuneration in cash and Santander shares upon commencement, all in accordance with the rules set forth below.

II. Operation

The total variable remuneration (bonus) of the beneficiaries for financial year 2012 shall be paid according to the following percentages, depending on the time of payment and on the group to which the beneficiary belongs (the “Immediate Payment Percentage,” to identify the portion of the bonus payment of which is not deferred, and the “Deferred Percentage,” to identify the portion of the bonus payment of which is deferred):

	Immediate Payment Percentage	Deferred Percentage
Executive directors	40%	60%
Division directors and other executives of the Group with a similar profile	50%	50%
Other executives subject to supervision	60%	40%

Taking into account the foregoing, the total variable remuneration (bonus) for financial year 2012 of the beneficiaries of this 2012 Variable Remuneration Plan of the Supervised Group shall be paid as follows:

i)	Each beneficiary shall receive in 2013, depending on the group to which such beneficiary belongs, the Immediate Payment Percentage applicable in each case, in halves and net of taxes (or withholdings), in cash and in Santander shares (the “Initial Date”, meaning the specific date on which the Immediate Payment Percentage is paid).

ii)	Payment of the Deferred Percentage of the bonus applicable in each case, depending on the group to which the beneficiary belongs, shall be deferred for a period of 3 years and shall be paid in thirds, within thirty days of the anniversaries of the Initial Date in 2014, 2015 and 2016 (the “Anniversaries”), provided the following conditions are met.

(iii)	After deduction of applicable taxes (or withholdings), the net amount of the deferred remuneration shall be paid in thirds, 50% in cash and the other 50% in Santander shares.

(iv)	The beneficiaries receiving Santander shares pursuant to paragraphs (i) through (iii) above may not transfer them or hedge them directly or indirectly for one year as from each delivery of shares. The beneficiaries may likewise not hedge the shares directly or indirectly prior to delivery thereof.

In addition to the beneficiary remaining with the Grupo Santander4, the accrual of deferred remuneration is conditional upon none of the following circumstances existing during the period prior to each of the deliveries, in the opinion of the board of directors and following a proposal of the appointments and remuneration committee:

(i)	deficient financial performance of the Group;

(ii)	breach by the beneficiary of internal regulations, particularly those relating to risks;

(iii)	material restatement of the Group’s financial statements, except when appropriate pursuant to a change in accounting standards; or

(iv)	significant changes in the financial capital or risk profile of the Group.

The board of directors, at the proposal of the appointments and remuneration committee and depending on the degree of compliance with such conditions, shall determine the specific amount of the deferred remuneration to be paid on each occasion.

If the foregoing requirements are met on each Anniversary, the beneficiaries shall receive the cash and the shares, in thirds, within 30 days of the first, second and third Anniversary.

On the occasion of each delivery of shares and cash and, therefore, subject to the same requirements, the beneficiary shall be paid an amount in cash equal to the dividends paid on the deferred amount in shares of the annual bonus and the interest accrued on the deferred cash amount of the annual bonus, in both cases from the Initial Date until the date of payment of the shares and cash in each applicable case. In cases of application of the Santander Scrip Dividend Program (Programa Santander Dividendo Elección), the price paid will be that offered by the Bank for the free allotment rights corresponding to such shares.

[4]

When termination of the employment relationship with Banco Santander or another entity of the Santander Group is due to retirement, early retirement or pre-retirement of the beneficiary, for a termination judicially declared to be improper, unilateral separation for good cause by an employee (which includes, in any case, the situations set forth in Section 10.3 of Royal Decree 1382/1985, of 1 August, governing the special relationship of senior management, for the persons subject to these rules), permanent disability or death, or as a result of an employer other than Banco Santander ceasing to belong to the Santander Group, as well as in those cases of mandatory redundancy, the right to delivery of the shares and the deferred cash amounts (as well as applicable dividends and interest) shall remain under the same conditions in force as if none of such circumstances had occurred.

In the event of death, the right shall pass to the successors of the beneficiary.

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

None of the above circumstances shall give the right to receive the deferred amount in advance. If the beneficiary or the successors thereof maintain the right to receive deferred remuneration in shares and in cash (as well as applicable dividends and interest), such remuneration shall be delivered within the periods and upon the terms set forth in the plan rules.

III. Maximum number of shares to be delivered

The final number of shares delivered to each beneficiary will be calculated taking into account: (i) the amount resulting from applying applicable taxes (or withholdings); and (ii) the average weighted daily volume of the average weighted listing prices for the fifteen trading sessions prior to the date on which the board of directors approves the bonus for the executive directors of the Bank for financial year 2012.

Taking into account that the maximum amount estimated by the board of directors of the bonus to be delivered in shares to the beneficiaries of the 2012 Variable Remuneration Plan of the Supervised Group is 140 million euros (the “Maximum Amount of Variable Remuneration Distributable in Shares” (Importe Máximo Distribuible en Acciones de Retribución Variable) or “IMDARV”), the maximum number of Santander shares that may be delivered to such beneficiaries under this plan (the “Limit of Variable Remuneration in Shares” (Límite de Acciones de Retribución Variable) or “LARV”) will be determined, after deducting applicable taxes (or withholdings), by applying the following formula:

LARV =	IMDARV
Santander Share Price

where “Santander Share Price” will be the average weighted daily volume of the average weighted listing prices of Santander shares for the fifteen trading sessions prior to the date on which the board of directors approves the bonus for the executive directors of the Bank for financial year 2012.

Included in the Maximum Amount of Variable Remuneration Distributable in Shares is the estimated maximum amount of the bonus to be delivered in shares for the executive directors of the Bank, which is €12.1 million (the “Maximum Amount Distributable in Shares for Executive Directors” (Importe Máximo Distribuible en Acciones para Consejeros Ejecutivos) or (“IMDACE”). The maximum number of Santander shares that may be delivered to executive directors under this plan (the “Limit on Shares for Executive Directors” (Límite de Acciones para Consejeros Ejecutivos) or “LACE”) will be determined by applying the following formula, after deducting applicable taxes (or withholdings):

LACE =	IMDACE
Santander Share Price

where “Santander Share Price” will be the average weighted daily volume of the average weighted listing prices of Santander shares for the fifteen trading sessions prior to the date on which the board of directors approves the bonus for the executive directors of the Bank for financial year 2012.

IV. Other rules:

In the event of a change in the number of shares due to a decrease or increase in the par value of the shares or a transaction with an equivalent effect, the number of shares to be delivered will be modified so as to maintain the percentage of the total share capital represented by them.

Information from the stock exchange with the largest trading volume shall be used to determine the listing price of the share.

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

Santander UK

The long-term incentive plans on shares of the Bank originally granted by management of Santander UK to its employees (consisting of Santander UK shares) are as follows:

	Number of shares	Exercise price in pounds sterling (*)	Year granted	Employee Group	Number of persons		Date of commencement of exercise period	Date of expiry of exercise period
Plans outstanding at 01/01/09	6,153	7.00

Options granted (Sharesave)	4,528	7.26	2009	Employees	7,066	(**)	11/01/09	11/01/12
							11/01/09	11/01/14
Options exercised	(678)	3.85
Options cancelled (net) or not exercised	(1,278)	7.48

Plans outstanding at 12/31/09	8,725	7.24

Options granted (Sharesave)	3,359	6.46	2010	Employees	4,752	(**)	11/01/10	11/01/13
							11/01/10	11/01/15
Options exercised	(72)	7.54
Options cancelled (net) or not exercised	(3,073)	6.82

Plans outstanding at 12/31/10	8,939	7.09

Options granted (Sharesave)	7,725	4.46	2011	Employees	7,429	(**)	11/01/11	11/01/14
							11/01/11	11/01/16
Options exercised	(43)	4.09
Options cancelled (net) or not exercised	(5,348)	6.92

Plans outstanding at 12/31/11	11,273
Of which:
Executive Options	12	4.54	2003-2004	Executives	2		03/26/06	03/24/13
Sharesave	11,261	5.37	2008-2011	Employees	12,421	(**)	11/01/08	11/01/16

(*)	At December 31, 2011, 2010 and 2009, the euro/pound sterling exchange rate was €1.19717/GBP 1; €1.16178/GBP 1 and €1.12600/GBP 1, respectively.
(**)	Number of accounts/contracts. A single employee may have more than one account/contract.

In 2008 the Group launched a voluntary savings scheme for Santander UK employees (Sharesave Scheme) whereby employees who join the scheme will have between GBP 5 and GBP 250 deducted from their net monthly pay over a period of three or five years. When this period has ended, the employees may use the amount saved to exercise options on shares of the Bank at an exercise price calculated by reducing by up to 20% the average purchase and sale prices of the Bank shares in the three trading sessions prior to the approval of the plan by the UK tax authorities (HMRC). This approval must be received within 21 to 41 days following the publication of the Group’s results for the first half of the year. This scheme, which commenced in September 2008, was approved by the shareholders at the annual general meeting held on June 21, 2008 and was authorized by the UK tax authorities (HMRC). At the annual general meetings held on June 19, 2009, June 11, 2010, June 17, 2011, and March 30, 2012, the shareholders approved a plan with similar features to the plan approved in 2008.

C. Board practices

Date of expiration of the current term of office of the directors and the period during which the directors have served in that office:

The period during which the directors have served in their office is shown in the table under Section A of this Item 6.

The date of expiration of the current term of office is shown in the table below:

Name	Date of expiration (1)
Emilio Botín	1st half 2015
Fernando de Asúa	1st half 2014
Alfredo Sáenz	1st half 2014
Matías R. Inciarte	1st half 2015
Manuel Soto	1st half 2015
Ana P. Botín	1st half 2014
Javier Botín	1st half 2013
Lord Burns	1st half 2014
Vittorio Corbo	1st half 2015
Esther Giménez-Salinas	1st half 2015
Guillermo de la Dehesa	1st half 2013
Rodrigo Echenique	1st half 2014
Ángel Jado	1st half 2013
Abel Matutes	1st half 2013
Juan R. Inciarte	1st half 2015
Isabel Tocino	1st half 2013

(1)	Pursuant to the provisions of our by laws, one-third of the board will be renewed every year, based on length of service and according to the date and order of their respective appointments.

At the annual general meeting held on March 30, 2012, the shareholders passed the following resolutions:

•	To appoint Esther Giménez-Salinas as director for the three-year term provided in our Bylaws.

•	To ratify the appointment of Vittorio Corbo as director, which appointment was approved by the board of directors at its meeting of July 21, 2011, and also to re-elect him for a three-year term.

•	To re-elect for a term of three years the following directors: Emilio Botín, Juan R. Inciarte, Matías R. Inciarte and Manuel Soto.

As a consequence of the non-renewal of the appointments of Antonio Basagoiti, Antonio Escámez and Luis Alberto Salazar-Simpson, the number of directors of the Bank has been reduced to sixteen.

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

(ii) Code of conduct

Executive directors are required to strictly observe the provisions contained in the Grupo Santander’s General Code of Conduct and the Code of Conduct in the Securities Market, specifically with respect to rules of confidentiality, professional ethics and conflicts of interest.

(iii) Remuneration

Set forth below is the remuneration system resulting from the policies applied in 2011 to determine the remuneration of directors for the performance of duties of supervision and collective decision-making as well as for the performance by the executive directors of other duties5.

a) Principles applied

The principles applied to the remuneration of directors, including executive directors, for exercising the duties of supervision and collective decision-making were the following:

• The directors share in the profits from the financial year for the performance of duties of supervision and collective decision-making through bylaw-mandated payments, which are made up of an annual allotment and attendance fees.

• The Bylaws set the above-described share as an amount equal to one per cent of the net profits obtained by the Bank for the financial year, although the board may resolve to reduce such percentage annually. Moreover, payment thereof requires that the priority payments established by applicable law (such as, for instance, allocations to reserves required under the equity rules for financial institutions) be paid first.

The specific amount payable to each of the directors for the aforementioned items is determined by the board of directors. To such end, all positions held by each director on the board itself as well as membership in and attendance at board meetings and meetings of the various committees are taken into account.

b) Annual emolument

In 2011, the board, at the proposal of the appointments and remuneration committee, resolved to reduce the annual allotment payable to its members for performing the duties of supervision and collective decision-making.

The amounts received individually by the directors for the most recent financial years based on the positions held on the board and for belonging to the various committees thereof were as follows:

Amounts per director
Amount in euros
	2011	Change (%)	2010, 2009 and 2008
Members of the board of directors	99,946	-6.0	106,326
Members of the executive committee	200.451	-6.0	213,246
Members of the audit and compliance committee	46,530	-6.0	49,500
Members of the appointments and remuneration committee	27,918	-6.0	29,700
First and fourth vice-chairmen	33,502	-6.0	35.640

[5]

Remuneration for duties other than executive duties and beyond those of a mere director (for example, for the provision of professional advisory services by non-executive directors) is analysed by the appointments and remuneration committee in order to submit the corresponding proposal to the board.

The principles applied in 2011 to remuneration of the directors for the performance of executive duties were the following:

•	Fixed remuneration represented a significant proportion of total remuneration.

•	The variable remuneration of executive directors was established on the basis of the achievement of basic targets set in terms of budgeted net profits and additional qualitative factors.

a) Basic targets. For purposes of determining the variable component of remuneration, a distinction is made between executive directors with general Group management duties and those to whom the management of a specific business division has been entrusted. The paramount factor in the case of the former is the Group’s net profits and RORAC, and in the case of the latter, the net profits of the division managed by the director in question.

b) Additional qualitative factors. In order to determine the amount of the variable remuneration of each director, the quality of the net profits obtained, whether at the Group level or at the division level, is assessed in the light of the following factors:

-	Adjustment of net income for extraordinary items, if any.

-	Appropriate risk management and efficient consumption of capital.

-	Comparison of results to those of comparable entities (benchmarking).

•	Form of payment of the variable remuneration of executive directors:

- 40% of the variable remuneration has been paid, net of taxes (or withholdings), half in cash and half in shares, which shares must be held for one year.

- Deferral of 60% of variable remuneration for 3 years, payment of which is subject to the satisfaction of certain conditions (continuity within the Group and bad actor provisions).

After deduction of applicable taxes (or withholdings), the net amount of the deferred remuneration shall be paid, if appropriate, in thirds, on the first, second and third anniversary, 50% in cash and the other 50% in Santander shares, which shares may not be sold until the passage of one year in each case.

Hedging the value of the Santander shares received during the retention and deferral period is expressly forbidden.

For more information see “Item 6. Directors, senior management and employees—B. Compensation” herein.

(iv) Termination

The Bank has signed contracts with all its executive directors. The Bank’s executive directors have indefinite-term employment contracts. Executive directors whose contracts are terminated voluntarily or due to breach of duties are not entitled to receive any economic compensation. Under current conditions, if the contracts are terminated for reasons attributable to the Bank or due to objective circumstances (such as those affecting the executive directors’ functional and organic statute), the directors are entitled, at the date of termination of their employment relationship with the Bank, to the following:

-	In the cases of Emilio Botín and Alfredo Sáenz, to retire and to receive the amounts relating to the accrued pensions in a lump sum (€25.4 million and €87.8 million, respectively), without any additional amounts accruing in respect of pensions from the effective date for economic purposes of exercise of the consolidation option referred to in Note 5.c) to our consolidated financial statements.

Had Alfredo Sáenz’s contract been terminated in 2009, he would have been able to choose between retiring or receiving severance pay equivalent to 40% of his fixed annual salary multiplied by the number of years’ service in banking, up to a maximum of ten times his fixed annual salary. However, Alfredo Sáenz waived his right to receive this severance pay.

-	In the case of Matías R. Inciarte, to take pre-retirement and to receive the amount relating to the accrued pension in a lump sum (€45.2 million), without any additional amounts accruing in respect of pensions from the effective date for economic purposes of exercise of the consolidation option referred to in Note 5.c) to our consolidated financial statements.

-	At December 31, 2009, Matías R. Inciarte would have been entitled to take pre-retirement and to accrue annual pension supplements amounting to €2.5 million.

-	In the case of Ana P. Botín, pursuant to a change in her contract approved by the directors at the board meeting held on January 24, 2011, following the report of the appointments and remuneration committee, to take pre-retirement and to accrue a pension supplement. At December 31, 2011, the annual pension supplement would amount to €2.6 million (December 31, 2010: €2.6 million; December 31, 2009: €1.9 million).

-	At December 31, 2009, Ana P. Botín was entitled to receive a termination benefit amounting to five years’ annual fixed salary at the date of termination (€6.5 million), although this entitlement ceased as a result of the change in her contract.

-	In the case of Juan R. Inciarte, pursuant to a change in his contract approved by the directors at the board meeting held on January 24, 2011, following the report of the appointments and remuneration committee, to take pre-retirement and to accrue a pension supplement. At December 31, 2011, the annual pension supplement would amount to €948 thousand (December 31, 2010: €908 thousand; December 31, 2009: €869 thousand).

At December 31, 2009, Juan R. Inciarte was entitled to receive a termination benefit amounting to five years’ annual fixed salary at the date of termination (€4.9 million), although this entitlement to termination benefit ceased as a result of the change in his contract.

If Ana P. Botín or Juan R. Inciarte retire or take pre-retirement, they have the right to opt to receive the pensions accrued -or similar amounts- in the form of an annuity or a lump sum -i.e. in a single payment- in full but not in part, without prejudice to the right to exercise their respective options, after reaching the age of 60 (see Note 5.c) to our consolidated financial statements).

Francisco Luzón retired as a director and executive vice president on January 23, 2012 (see Note 5.c) to our consolidated financial statements).

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

(v) Insurance

The Group provides the Bank’s executive directors with life insurance (the premium for which is included in the ‘Other remuneration’ column in the table the table shown in Note 5.a.iii to our consolidated financial statements) and accident insurance, the coverage of which varies in each case according to the policy established by the Bank for its senior officers, as well as reimbursement-based medical insurance.

For more information see “Item 6. Directors, senior management and employees—A. Directors and senior management”.

(vi) Confidentiality and return of documents

A strict duty of confidentiality is established during the relationship and following termination thereof, pursuant to which executive directors must return to the Bank the documents and items related to their activities that are in their possession.

(vii) Other conditions

The contracts provide for the following advance notice periods for termination of the executive officers’ position by the Bank or resignation by the executive officer.

Advance notice period	Date of current contract (month/day/year)	By decision of the Bank (months)	By decision of the director (months)
Emilio Botín	04/29/2009	(*)	(*)
Alfredo Sáenz	04/29/2009	4	4
Matías R. Inciarte	04/29/2009	4	4
Ana P. Botín	04/29/2009	4	4
Juan R. Inciarte	04/29/2009	4	4

(*)	It is not contractually established.

Audit and compliance committee and appointments and remuneration committee

An audit and compliance committee as well as an appointments and remuneration committee operate as part of the board of directors. The audit and compliance committee consists exclusively of 4 external directors (all of whom are independent in accordance with the principles set forth in Article 6.2(c) of the Rules and Regulations of the Board). The appointments and remuneration committee consists of five external directors (all of whom are independent in accordance with the principles set forth in Article 6.2(c) of the Rules and Regulations of the Board). These independence standards may not necessarily be consistent with, or as stringent as, the director independence standards established by the NYSE.

The audit and compliance committee

The audit and compliance committee was created to provide support and specialization for the tasks of controlling and reviewing the Bank’s accounts and compliance function. Its mission, which has been defined and approved by the Board, is established in our Bylaws and in the Rules and Regulations of the Board.

Only non-executive directors can be members of this committee with independent directors (as defined in the Rules and Regulations of the Board) having a majority representation. Its chairman must always be an independent director (as defined in the Rules and Regulations of the Board) and someone who has the necessary knowledge and experience in matters of accounting, auditing or risk management. Currently, the chairman of the audit and compliance committee is Manuel Soto, the fourth vice chairman of the board of directors.

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

In any event, the audit and compliance committee should receive annually from the external auditor written confirmation of the latter’s independence versus the Company or institutions directly or indirectly linked to the Company, as well as information on any type of additional services provided to such institutions by the aforementioned auditor or by persons or institutions related to the latter, as stipulated in External Auditing Law 19/1988, of July 126.

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

[6]	Now Legislative Royal Decree 1/2011, of July 1, approving the Consolidated Audit Act.

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

l) Supervise the observance of the Group’s Code of Conduct in the Securities Markets, the Manuals and Procedures for the Prevention of Money Laundering and, in general, the rules of governance and compliance in effect in the Company, and make such proposals as are deemed necessary for the improvement thereof. In particular, the committee shall have the duty to receive information and, if applicable, issue a report on disciplinary penalties to be imposed upon members of the senior management.

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

The Group’s 2011 audit and compliance committee report is available on the Group’s website, which does not form part of this annual report on Form 20-F, at www.santander.com under the heading “Information for shareholders and investors—corporate governance—committees’ report”.

The following are the current members of the audit and compliance committee:

Name	Position
Manuel Soto	Chairman
Fernando de Asúa	Member
Rodrigo Echenique	Member
Abel Matutes	Member

Ignacio Benjumea acts as secretary to the audit and compliance committee, but is classified as a non-member.

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

j) Ensure compliance by the directors with the duties prescribed the Rules and Regulations of the Board, prepare the reports provided for therein and receive information, and, if applicable, prepare a report on the measures to be adopted with respect to the directors in the event of non-compliance with the above mentioned duties or with the Group’s Code of Conduct in the Securities Markets.

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

The Group’s 2011 appointments and remuneration committee report is available on the Group’s website, which does not form part of this annual report on Form 20-F, at www.santander.com under the heading “Information for shareholders and investors—Corporate governance—Committees report”.

The following are the members of the appointments and remuneration committee:

Name	Position
Fernando de Asúa	Chairman
Guillermo de la Dehesa	Member
Rodrigo Echenique	Member
Manuel Soto	Member
Isabel Tocino	Member

Ignacio Benjumea acts as secretary to the appointments and remuneration committee but is classified as a non-member.

D. Employees

As of December 31, 2011, we had 193,349 employees (as compared to 178,869 in 2010 and 169,460 in 2009) of which 35,737 were employed in Spain (as compared to 36,429 in 2010 and 35,076 in 2009) and 157,612 were employed outside Spain (as compared to 142,440 in 2010 and 134,384 in 2009). The terms and conditions of employment in the non-government-owned banks in Spain are negotiated on an industry-wide basis with the trade unions. This process has historically produced collective agreements binding on all the private banks and their employees. The 2011-2014 agreement was signed on March 14, 2012. The terms and conditions of employment in many of our subsidiaries outside Spain (including in Argentina, Portugal, Italy, Uruguay, Puerto Rico, Colombia, Chile, Mexico, Germany, the UK, Brazil and Poland) are negotiated either directly or indirectly (on an industry-wide basis) with the trade unions.

The table below shows our employees by geographic area:

	Number of employees
	2011	2010	2009
SPAIN	35,737	36,429	35,076

LATIN AMERICA	90,821	88,490	84,976
Argentina	6,773	6,453	5,753
Brazil	54,197	53,829	50,904
Chile	12,204	11,702	11,850
Colombia	1,458	1,321	1,304
Mexico	13,168	12,531	12,509
Peru	60	56	47
Puerto Rico	1,753	1,807	1,796
Uruguay	1,166	735	757
Venezuela	42	56	56

EUROPE	53,859	41,116	37,871
Austria	399	389	467
Czech Republic	90	116	166
Germany	5,406	3,020	2,852
Belgium	23	23	13
Finland	151	143	89
France	52	41	32
Greece	24	26	19
Hungary	38	42	47
Ireland	16	8	7
Italy	894	922	931
Luxembourg	3	3	3
Norway	454	421	385
Poland	12,754	3,622	867
Portugal	6,300	6,522	6,522
Russia	—	—	85
Switzerland	170	175	178
The Netherlands	365	423	423
United Kingdom	26,720	25,220	24,785

USA	12,722	12,644	11,355

ASIA	141	114	103
Hong Kong	91	78	72
China	33	23	23
Japan	7	6	5
Others	10	7	3

OTHERS	69	76	79
Bahamas	46	55	56
Others	23	21	23

Total	193,349	178,869	169,460

In those cases where an employee is working from one country but is technically employed by a Group company located in a different country, we designate that employee as working from his/her country of residence.

The table below shows our employees by type of business:

	Number of employees
	2010	2010	2009
Retail Banking	187,022	171,964	163,184
Asset Management and Insurance	1,272	1,338	1,558
Global Wholesale Banking	2,722	3,037	2,898
Corporate Activities	2,333	2,530	1,820

Total	193,349	178,869	169,460

As of December 31, 2011, we had 5,109 temporary employees (as compared to 2,216 as of December 31, 2010 and 1,577 as of December 31, 2009). In 2011, the average number of temporary employees working for the Group was 3,664 employees.

E. Share ownership

As of April 12, 2012, the direct, indirect and represented holdings of our current directors were as follows:

Directors	Direct Stake	Indirect stake and represented	Total shares	% of Capital stock
Emilio Botín (1)	8,367,504	151,922,027	160,289,531	1.972%
Fernando de Asúa	67,684	53,609	121,293	0.001%
Alfredo Sáenz	1,310,180	1,304,950	2,615,130	0.029%
Esther Giménez-Salinas	—	—	—	0.000%
Matías R. Inciarte (3)	1,139,525	168,591	1,308,116	0.014%
Manuel Soto	65,107	464,346	529,453	0.006%
Ana P. Botín (1)	5,207,841	4,024,136	9,231,977	0.000%
Javier Botín (1)(2)	4,793,481	4,678,044	9,471,525	0.000%
Lord Burns (Terence)	30,107	27,001	57,108	0.001%
Vittorio Corbo	1	—	1	0.000%
Guillermo de la Dehesa	107	—	107	0.000%
Rodrigo Echenique	658,758	9,947	668,705	0.007%
Ángel Jado	2,000,000	4,950,000	6,950,000	0.077%
Abel Matutes Juan	132,293	2,357,399	2,489,692	0.027%
Juan R. Inciarte	1,459,177	—	1,459,177	0.016%
Isabel Tocino	41,557	—	41,557	0.000%
Total	25,273,322	169,960,050	195,233,372	2.151%

(1)	Emilio Botín has attributed the right of vote in a general shareholders’ meeting of 91,866,035 shares (1.012% of the capital stock) held by the Marcelino Botín Foundation, of 8,096,742 shares held by Jaime Botín, of 9,042,777 shares held by Emilio Botín O., of 9,231,977 shares held by Ana P. Botín and of 9,471,525 shares held by Javier Botín. This table shows the direct and indirect shareholding of the two latter who are directors, but in the column showing the percentage of capital stock, these shareholdings are presented together with those that belong or are also represented by Emilio Botín.
(2)	Javier Botín is a proprietary non-executive director as he represents in the board of directors a 1.972% of the Bank’s capital stock which corresponds to the holdings of the Marcelino Botín Foundation, Emilio Botín, Ana P. Botín, Emilio Botín O., Jaime Botín, Paloma O’Shea and his own.
(3)	Matías R. Inciarte has the right to vote 80,115 shares owned by two of his children.

Santander’s capital is comprised of only one class of shares, all of which are ordinary and have the same rights.

As of April 12, 2012 our current executive officers (not directors) referred to above under Section A of this Item 6 as a group beneficially owned, directly or indirectly, 6,575,591 ordinary shares, or 0.07% of our issued and outstanding share capital as of that date. No individual executive officer beneficially owns, directly or indirectly, one percent or more of the outstanding share capital as of that date.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders

As of December 31, 2011, to our knowledge no person beneficially owned, directly or indirectly, 5% or more of our shares.

At December 31, 2011 a total of 1,035,247,928 shares, or 11.62% of our share capital, were held by 1,152 registered holders with registered addresses in the United States and Puerto Rico, including JP Morgan Chase, as depositary of our American Depositary Share Program. These ADSs were held by 20,653 record holders. Since certain of such shares and ADSs are held by nominees, the foregoing figures are not representative of the number of beneficial holders. Our directors and executive officers did not own any ADSs as of December 31, 2011.

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

The agreement comprises a total of 44,396,513 shares of the Bank (0.498% of its share capital at the end of the year 2011). In addition and in accordance with the first clause of the shareholders’ agreement, the agreement will be extended only in terms of the exercising of voting rights to other shares of the Bank that are subsequently held, directly or indirectly, by the signatories or those over which they have voting rights. As a result, as of December 31, 2011, another 34,460,055 shares (0.387% of the Bank’s share capital at the end of the year 2011) are also included in the syndicate of shareholders.

The chairman of the syndicate of shareholders is the person who of the same time holds the position of chairman of the Marcelino Botín Foundation, which is currently Emilio Botín.

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

Except for the transfers made to other members of the syndicate or the Marcelino Botín Foundation, the prior authorization of the syndicate is required before any transfer of shares is proposed and it can freely authorize or deny any such transfer proposal.

B. Related party transactions

Loans made to members of our board of directors and to our executive officers

The Group’s direct risk exposure to the Bank’s directors and the guarantees provided for them are detailed below.

	Thousands of euros
	2011			2010
	Loans and credits	Guarantees	Total	Loans and credits	Guarantees	Total
Alfredo Sáenz	8	—	8	31	—	31
Matías R. Inciarte	1	—	1	14	—	14
Manuel Soto	1	—	1	2	—	2
Antonio Basagoiti	12	1	13	36	1	37
Ana P. Botín	6	—	6	2	—	2
Javier Botín	3	—	3	5	—	5
Rodrigo Echenique	1,500	—	1,500	16	—	16
Antonio Escámez	1,851	—	1,851	1,500	—	1,500
Ángel Jado	3,004	—	3,004	3,002	—	3,002
Francisco Luzón (*)	11,670	—	11,670	9,230	—	9,230
Juan R. Inciarte	321	—	321	370	—	370
Luis Alberto Salazar-Simpson	3	—	3	401	—	401
Isabel Tocino	322	—	322	30	—	30

	18,702	1	18,703	14,639	1	14,640

(*)	Retired from the board on January 23, 2012.

Additionally, the total amount of loans and credits made by us to our executive officers who are not directors, as of December 31, 2011 amounted to €31million (see Note 53 to our consolidated financial statements).

Loans extended to related parties were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than normal risk of collectibility or present other unfavorable features.

Loans made to other Related Parties

The companies of the Group engage, on a regular and routine basis, in a number of customary transactions among Group members, including:

•	overnight call deposits;

•	foreign exchange purchases and sales;

•	derivative transactions, such as forward purchases and sales;

•	money market fund transfers; and

•	letters of credit for imports and exports

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

As of December 31, 2011 our loans and credits to associated and jointly controlled entities, amounted to €146 million. Those loans and credits represented 0.02% of our total net loans and credits and 0.19% of our total stockholders’ equity as of December 31, 2011.

For more information, see Notes 3 and 53 to our consolidated financial statements.

C. Interests of experts and counsel

Not Applicable.

Item 8. Financial Information

A. Consolidated statements and other financial information

Financial Statements

See Item 18 for our consolidated financial statements.

(a)	Index to consolidated financial statements of Santander

Legal Proceedings

i. Tax-related proceedings

At December 31, 2011, the main tax-related proceedings concerning the Group were as follows:

-	“Mandados de Segurança” filed by Banco Santander (Brasil) S.A. and certain Group companies in Brazil challenging the increase in the rate of Brazilian social contribution tax on net income from 9% to 15% stipulated by Interim Measure 413/2008, ratified by Law 11,727/2008.

-	“Mandados de Segurança” filed by certain Group companies in Brazil claiming their right to pay the Brazilian social contribution tax on net income at a rate of 8% and 10% from 1994 to 1998.

-	“Mandados de Segurança” filed by Banco Santander (Brasil) S.A. and other Group entities claiming their right to pay the Brazilian PIS and COFINS social contributions only on the income from the provision of services. In the case of Banco Santander Brasil, S.A., the “Mandado de Segurança” was declared unwarranted and an appeal was filed at the Federal Regional Court. In September 2007 the Federal Regional Court found in favor of Banco Santander Brasil, S.A., but the Brazilian authorities appealed against the judgment at the Federal Supreme Court. In the case of Banco ABN AMRO Real, S.A. (currently Banco Santander (Brasil) S.A.), in March 2007 the court found in its favor, but the Brazilian authorities appealed against the judgment at the Federal Regional Court, which handed down a decision partly upholding the appeal in September 2009. Banco Santander (Brasil) S.A. filed an appeal at the Federal Supreme Court.

-	Real Leasing, S.A. Arrendamiento Mercantil and Banco Santander (Brasil), S.A. have filed various administrative and legal claims in connection with the deductibility of the provision for doubtful debts for 1995. The former shareholders of the entity from which the tax authorities have demanded payment agreed to assume the liability in connection with this claim.

-	Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in several administrative and legal proceedings against various municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services.

-	In addition, Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in several administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration.

-	In December 2008 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to income tax (IRPJ and CSL) for 2002 to 2004. The tax authorities took the view that Banco Santander (Brasil) S.A. did not meet the necessary legal requirements to be able to deduct the amortization of the goodwill arising on the acquisition of Banespa (currently Banco Santander (Brasil) S.A.). Banco Santander (Brasil) S.A. filed an appeal against the infringement notice at Conselho Administrativo de Recursos Fiscais (“CARF”), which on October 21, 2011 unanimously decided to render the infringement notice null and void. The tax authorities may appeal against this decision at a higher administrative instance. In June 2010 the Brazilian tax authorities issued infringement notices in relation to this same matter for 2005 to 2007. Banco Santander (Brasil) S.A. filed an appeal against these procedures at CARF. Based on the advice of its external legal counsel and in view of the recent decision by CARF, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defense arguments to appeal against the infringement notice. Accordingly, the risk of incurring a loss is remote. Consequently, no provisions have been recognized in connection with these proceedings because this matter should not affect the consolidated financial statements.

-	In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros S.A. (Brasil), as the successor by merger to ABN AMRO Brasil Dois Participaçoes, S.A., in relation to income tax (IRPJ and CSL) for 2005. The tax authorities questioned the tax treatment applied to a sale of shares of Real Seguros, S.A. made in that year. The aforementioned entity filed an appeal against the infringement notice. Banco Santander (Brasil), S.A. is responsible for any adverse outcome in this process as a former controller of Santander Seguros, S.A. (Brasil). Also, the Brazilian tax authorities issued infringement notices against Banco Santander (Brasil) S.A. in connection with income tax (IRPJ and CSL), questioning the tax treatment applied to the economic compensation received under the contractual guarantees provided by the sellers of the former Banco Meridional. The aforementioned entity filed an appeal against the infringement notice. On November 23, 2011, CARF unanimously decided to render null and void an infringement notice relating to 2002 with regard to the same matter. In February 2012 this decision was declared non appealable for year 2002. Proceedings relating to tax years 2003 to 2006 are ongoing.

-	A claim was filed against Abbey National Treasury Services plc by tax authorities abroad in relation to the refund of certain tax credits and other associated amounts. A favorable judgment at first instance was handed down in September 2006, although the judgment was appealed against by the tax authorities in January 2007 and the court found in favor of the latter in June 2010. Abbey National Treasury Services plc appealed against this decision at a higher court and in December 2011 the tax authorities confirmed their intention to file the related pleadings. The higher court hearing took place in April 2012 the judgement found in favor of the tax authorities upholding their appeal. Abbey National Treasury Services plc are evaluating the impact of this judgement.

-	Legal action brought by Sovereign Bancorp, Inc. (currently Santander Holdings USA, Inc.) claiming its right to take a foreign tax credit in connection with taxes paid outside the United States for fiscal years 2003 to 2005 in relation to financing transactions carried out with an international bank. In addition, if the outcome of this legal action is favorable to Santander Holdings USA, Inc., the amounts paid in relation to this matter with respect to 2006 and 2007 would also have to be refunded.

ii. Non-tax-related proceedings

At December 31, 2011, the main non-tax-related proceedings concerning the Group were as follows:

-	Customer remediation: claims associated with the sale by Santander UK of certain financial products (principally payment protection insurance) to its customers.

The provisions recorded by Santander UK in respect of customer remediation comprise the estimated cost of making redress payments with respect to the past sales of products. In calculating the customer remediation provision, management’s best estimate of the provision was calculated based on assumptions regarding the number of claims that will be received, of those, the number that will be upheld, and the estimated average settlement per case.

Payment protection insurance is a UK insurance product offering payment protection on unsecured personal loans (and credit cards). The nature and profitability of the product has changed materially since 2008, in part due to customer and regulatory pressure. The product was sold by all UK banks – the mis-selling issues are predominantly related to business written before 2009.

On July 1, 2008, the UK Financial Ombudsman Service (“FOS”) referred concerns regarding the handling of PPI complaints to the UK FSA as an issue of wider implication. On September 29, 2009 and March 9, 2010, the FSA issued consultation papers on PPI complaints handling. The FSA published its Policy Statement on August 10, 2010, setting out evidential provisions and guidance on the fair assessment of a complaint and the calculation of redress, as well as a requirement for firms to reassess historically rejected complaints which had to be implemented by December 1, 2010.

On October 8, 2010, the British Bankers’ Association (“BBA”), the principal trade association for the UK banking and financial services sector, filed on behalf of certain financial institutions (which did not include Santander UK) an application for permission to seek judicial review against the FSA and the FOS. The BBA sought an order quashing the FSA Policy Statement and an order quashing the decision of the FOS to determine PPI sales in accordance with the guidance published on its website in November 2008. The Judicial Review was heard in January 2011 and on April 20, 2011 judgment was handed down by the High Court dismissing the BBA’s application.

Santander UK did not participate in the legal action undertaken by other UK banks and has been consistently making provisions and settling claims with regards to PPI complaints liabilities since they began to increase in recent years. However, a detailed review of the provision was performed in the first half of the year in light of current conditions, including the High Court ruling in April 2011, the BBA’s subsequent decision not to appeal it and the consequent increase in actual claims levels. As a result, the provision has been revised to reflect the new information.

There are still a number of uncertainties as to the eventual costs from any such contact and/or redress given the inherent difficulties of assessing the impact of detailed implementation of the Policy Statement for all PPI complaints, uncertainties around the ultimate emergence period for complaints, the availability of supporting evidence and the activities of claims management companies, all of which will significantly affect complaints volumes, uphold rates and redress costs.

In this context, in the first half of 2011 the Group recognized a provision, with a post-tax effect on results of €620 million (GBP 538 million), which was calculated on the basis of an estimate of the number of claims that will be received, of the number of claims that will be upheld and of the estimated average amount of compensation in each case, in line with what other UK banks had done.

-	Lanetro, S.A. (currently Zed Worldwide, S.A.): claim (ordinary lawsuit no. 558/2002) filed by Lanetro, S.A. against Banco Santander, S.A. at the Madrid Court of First Instance no. 34, requesting that the Bank comply with the obligation to subscribe to €30.05 million of a capital increase at the plaintiff.

On December 16, 2003, a judgment was handed down dismissing the plaintiff’s request. The subsequent appeal filed by Lanetro, S.A. was upheld by a decision of the Madrid Provincial Appellate Court on October 27, 2006.

In a decision handed down on March 30, 2010, the Supreme Court dismissed an extraordinary appeal against procedural infringements and partly upheld a cassation appeal filed in both cases by the Bank against the decision of the Madrid Provincial Appellate Court.

Zed Worldwide, S.A. requested the court-ordered enforcement of the decision. On January 25, 2011, the court issued an order to enforce the decision handed down by the Madrid Provincial Appellate Court, whereby the Bank has to subscribe to 75.1 million shares at their par value of €0.4 per share, totaling €30.05 million. Zed Worldwide, S.A. filed an appeal for reconsideration of the order enforcing the decision, which the Bank opposed. On May 23, 2011, the Bank was served notice of the decision of May 6, 2011, dismissing the appeal for reconsideration and upholding the order of January 25, 2011. On July 14, 2011, Zed Worldwide, S.A. filed an appeal against the decision dismissing the previous appeal for reconsideration; in this regard, the Bank has duly appeared and filed a notice of opposition.

-	Proceeding under Civil Procedure Law filed by Galesa de Promociones, S.A. (“Galesa”) against the Bank at the Elche Court of First Instance no. 5, Alicante (case no. 1946/2008). The claim sought damages amounting to €51,396,971.43 as a result of a judgment handed down by the Supreme Court on November 24, 2004 setting aside a summary mortgage proceeding filed by the Bank against the plaintiff company, which concluded in the foreclosure by the Bank of the mortgaged properties and their subsequent sale by the Bank to third-party buyers. The judgment of the Supreme Court ordered the reversal of the court foreclosure proceeding to prior to the date on which the auctions were held, a circumstance impossible to comply with due to the sale of the properties by the Bank to the aforementioned third parties, which prevented the reincorporation of the properties to the debtor company’s assets and their re-auction.

The damages claimed are broken down as follows: (i) €18,428,076.43 relating to the value of the property auctioned; (ii) €32,608,895 relating to the loss of profit on the properties lost by the plaintiff, which was prevented from continuing its business activity as a property developer; and (iii) €360,000 relating to loss of rental income.

On March 2, 2010, the court of first instance handed down a decision partly upholding both the claim filed against the Bank and the counterclaim, ordering the Bank to pay the plaintiff €4,458,960.61, and Galesa to pay the Bank €1,428,075.70, which resulted in a net loss of €3,030,874.91 for the Bank. Two appeals against this decision were filed on May 31, 2010, one by Galesa and the other by the Bank. On November 11, 2010, the Alicante Provincial Appellate Court handed down a decision upholding the appeal filed by the Bank and dismissing the appeal brought by Galesa, as a result of which and by way of offsetting the indemnity obligations payable by each party, the Bank became a creditor of Galesa in the amount €400,000.

Galesa filed a cassation appeal with the Supreme Court against this decision, which was given leave to proceed in an order dated October 11, 2011, and the Bank submitted a notice of opposition.

-	Declaratory large claims action brought at the Madrid Court of First Instance no. 19 (case no. 87/2001) in connection with a claim filed by Inversión Hogar, S.A. against the Bank. This claim sought the termination of a settlement agreement entered into between the Bank and the plaintiff on December 11, 1992.

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

On July 30, 2007, the Madrid Provincial Appellate Court handed down a decision upholding in full the appeal filed by the Bank, reversing the judgment issued at first instance and dismissing the appeal filed by Inversión Hogar, S.A. On completion of the clarification procedure, Inversión Hogar, S.A. and its subsidiaries filed a cassation appeal against the aforementioned decision and an extraordinary appeal for procedural infringements at the Civil Division of the Supreme Court, which issued an order on December 1, 2009, admitting for consideration the appeals filed by Inversión Hogar S.A. and subsidiaries. On October 18, 2011, a judgment was handed down declaring that the appeals filed were not admissible. The appellants filed various applications for clarification of the judgment, challenges and a motion for annulment, which were dismissed. The appellants have subsequently filed new requests and reconsideration appeals.

-	Claim in an ordinary proceeding filed by Inés Arias Domínguez and a further 17 persons against Santander Investment, S.A. at Madrid Court of First Instance no. 13 (case no. 928/2007), seeking damages of approximately €43 million, plus interest and costs. The plaintiffs, who were former shareholders of Yesocentro, S.A. (Yesos y Prefabricados del Centro, S.A.), alleged that Santander Investment, S.A. breached the advisory services agreement entered into on October 19, 1989 between the former Banco Santander de Negocios, S.A. and the plaintiffs, in relation to the sale of shares owned by the plaintiffs to another company called Invercámara, S.A. This claim was contested by Santander Investment, S.A. on November 5, 2007.

After the declaration of the stay of the proceeding based on civil prejudgement decreed by the ordinary court resolution dated September 11, 2008 which was confirmed by the County Court of Madrid resolution dated May 24, 2010, pre-trial hearing has taken place on the April 16, 2012.

-	After the Madrid Provincial Appellate Court had rendered null and void the award handed down in the previous arbitration proceeding, on September 8, 2011 Banco Santander, S.A. filed a new request for arbitration with the Secretary of the Spanish Arbitration Court against the business entity DELFORCA 2008, Sociedad de Valores, S.A. (formerly Gaesco Bolsa Sociedad de Valores S.A.), claiming €66,418,077.27 that the latter owes Banco Santander, S.A. as a result of the early termination of the financial transaction framework agreement entered into by the aforementioned company and Banco Santander, S.A. and of the financial transactions performed under the agreement. This arbitration proceeding is currently in progress.

Additionally, Mobilaria Monesa, S.L. (parent of the former Gaesco) filed a claim against Banco Santander, S.A. at Santander Court of First Instance no. 5, reproducing the claims discussed and resolved in the aforementioned arbitration proceeding, a circumstance which was brought to the Court’s attention in the notice of opposition thereto filed by the Bank.

This proceeding was stayed by the Santander Provincial Appellate Court in an order dated December 20, 2010 due to the Court admitting the preliminary civil ruling grounds claimed by the Bank.

The above stay continues to be in effect due to an order dated October 11, 2011 by Santander Court of First Instance no. 5, based on the new arbitration proceeding brought by Banco Santander, S.A. An appeal was filed against this order by DELFORCA 2008, Sociedad de Valores S.A. at the Santander Provincial Appellate Court.

Finally, by resolution stated by court order of first instance number 1 of Madrid, an application has been admitted –legal proceeding 398/2012, action-a-law suit DELFORCA 2008 against Banco Santander S.A.- in claim of an indeterminate sum, for the purpose of compensation of damages, derived from the performance of Banco Santander with regards to the declaration of the early termination of the Financial Transaction Framework Agreement (CMOF) entered into between the above mentioned company and the Bank, as well as the financial transactions covered by the agreement. The Bank is in the process of pleading against said lawsuit.

The Group considers that the risk of loss arising as a result of these matters is remote and, accordingly, it has not recognized any provisions in connection with these proceedings.

-	Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: a claim was filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity’s Bylaws in the event that the entity obtained a profit and that the distribution of this profit, in the form of this bonus, were approved by the board of directors. The bonus was not paid in 1994 and 1995 since the bank did not make a profit and partial payments were made from 1996 to 2000 in variable percentages as agreed by the board of directors, and the relevant clause was eliminated from the Bylaws in 2001. In September 2005 the Regional Labor Court ordered Banco Santander Banespa, Cia. de Arrendamiento Mercantil (currently Banco Santander (Brasil) S.A.) to pay the half-yearly bonus and the bank subsequently lodged an appeal at the High Labor Court. A decision was handed down on June 25, 2008 which ordered the bank to pay the half-yearly bonus from 1996 onwards for a maximum amount equivalent to the share in the profits. Appeals against this decision were filed at the High Labor Court and the Supreme Federal Court. The High Labor Court ordered the aforementioned half-yearly bonus to be paid. The Supreme Court rejected the extraordinary appeal of the Bank by a monocratic decision maintaining the earlier condemnation. Santander brought Regimental Appeal which awaits decision by the Supreme Court. The Regimental Appeal is an internal appeal filed in the Supreme Court itself, in order to refer the monocratic decision to a group of five ministers.

-	“Planos economicos”: Like the rest of the banking system, Santander Brasil has been the subject of claims from customers, mostly depositors, and of class actions brought for a common reason by consumer protection associations and the public prosecutor’s office, among others, in connection with the possible effects of certain legislative changes relating to differences in the monetary adjustments to interest on bank deposits and other inflation-linked contracts (planos económicos). The plaintiffs considered that their vested rights in relation to the inflationary adjustments had been impaired due to the immediate application of these adjustments. In April 2010, the High Court of Justice set the statute of limitations period for these class actions at five years, as claimed by the banks, rather than twenty years, as sought by the plaintiffs, which will significantly reduce the number of actions of this kind brought and the amounts claimed in this connection. As regards the substance of the matter, the decisions issued to date have been adverse for the banks, although two proceedings have been brought at the High Court of Justice and the Supreme Federal Court with which the matter is expected to be definitively settled. In August 2010, the High Court of Justice handed down a decision finding for the plaintiffs in terms of substance, but excluding one of the planos from the claim, thereby reducing the claimed amount, and confirming the five-year statute of limitations period for these class actions. Shortly thereafter, the Supreme Federal Court issued an injunctive relief order whereby all the proceedings in progress in this connection were stayed until this court issues a final decision on the matter. Consequently, enforcement of the aforementioned decision handed down by the High Court of Justice was also stayed.

-	Proceeding under Civil Procedure Law (case no. 1043/2009) conducted at Madrid Court of First Instance no. 26, following a claim brought by Banco Occidental de Descuento, Banco Universal, C.A. against the Bank for USD 150,000,000 in principal plus USD 4,656,164 in interest, upon alleged termination of an escrow contract. On October 7, 2010, the Bank was served notice of a decision dated October 1, 2010 which upheld the claim filed by Banco Occidental de Descuento, Banco Universal, C.A. without a ruling being issued in relation to court costs. Both the plaintiff and the defendant filed appeals to a superior court: the plaintiff in connection with the decision not to award costs and the Bank in connection with the rest of the decision. Both parties also filed notices of opposition against the appeal filed by the other party, and appeared at the Provincial Appellate Court.

In addition, on March 29, 2011 the Bank filed a notice of opposition against the specific measures provisionally enforcing the judgment. The Bank’s opposition to the aforementioned measures was upheld in a decision dated September 5, 2011.

-	On January 26, 2011, notice was served on the Bank of an ancillary insolvency claim to annul acts detrimental to the assets available to creditors as part of the voluntary insolvency proceedings of Mediterráneo Hispa Group S.A. at the Murcia Commercial Court no. 2. The aim of the principal action is to request annulment of the application of the proceeds obtained by the company undergoing insolvency from an asset sale and purchase transaction involving €31,704,000 in principal and €2,711,567 in interest. On November 24, 2011, the hearing was held with the examination of the proposed evidence. On February 29, 2012, final evidence was produced.

-	The bankruptcy of various Lehman Group companies was made public on September 15, 2008. Various customers of Santander Group were affected by this situation since they had invested in securities issued by Lehman or in other products which had such assets underlying the securities.

On November 12, 2008, the Group announced the implementation of a solution (which was of a strictly commercial, exceptional nature and did not imply any admission of mis-selling) for holders of one of the products sold -Seguro Banif Estructurado- issued by the insurance company Axa Aurora Vida, which had as its underlying security a bond issued and guaranteed by Lehman.

The solution involved replacing the Lehman issuer risk with the issuer risk of Santander Group subsidiaries. The exchange period ended on December 23, 2008. As a result of the exchange, at 2008 year-end a loss of €46 million was recognized in the consolidated income statement (€33 million after tax).

In February 2009 the Group offered a similar solution to other customers affected by the Lehman bankruptcy. The cost of this transaction, before tax, was €143 million (€100 million after tax), which were recognized in the consolidated income statement for 2008.

Certain claims have been filed in relation to this matter. The Bank’s directors and its legal advisers consider that the various Lehman products were sold in accordance with the applicable legal regulations at the time of each sale or subscription and that the fact that the Group acted as intermediary did not give rise to any liability in relation to the insolvency of Lehman. Accordingly, the risk of loss is considered to be remote.

-	The intervention, on the grounds of alleged fraud, of Bernard L. Madoff Investment Securities LLC (“Madoff Securities”) by the SEC took place in December 2008. The exposure of customers of the Group through the subfund Optimal Strategic US Equity (“Optimal Strategic”) was €2,330 million, of which €2,010 million related to institutional investors and international private banking customers, and the remaining €320 million were in the investment portfolios of the Group’s private banking customers in Spain, who were qualifying investors.

On January 27, 2009, the Group announced its decision to offer a solution to those of its private banking customers who had invested in Optimal Strategic and had been affected by the alleged fraud. This solution, which was applied to the principal amount invested, net of redemptions, totaled €1,380 million. It consisted of a replacement of assets whereby the private banking customers could exchange their investments in Optimal Strategic US for preference shares to be issued by the Group for the aforementioned amount, with an annual coupon of 2% and a call option that could be exercised by the issuer in year ten. At December 31, 2008, the Group determined that these events had to be considered to be adjusting events after the reporting period, as defined in IAS 10.3, because they provided evidence of conditions that existed at the end of the reporting period and, therefore, taking into account IAS 37.14, it recognized the pre-tax cost of this transaction for the Group (€500 million -€350 million after tax-) under Gains/Losses on financial assets and liabilities in the consolidated income statement for 2008.

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

At the time of the intervention, Madoff Securities was a broker-dealer authorized, registered and supervised by the SEC and was also authorized as an investment advisor by the US Financial Industry Regulatory Authority. As the SEC itself has stated, Madoff Securities had been regularly inspected by the aforementioned supervisory body in recent years, and at no time was its reputation and solvency questioned by the market or by the US supervisory authorities.

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

On May 26, 2009, two funds managed by Optimal Investment Services, S.A. (“OIS”), an indirect subsidiary of Banco Santander, S.A., announced that they had entered into an agreement with Irving H. Picard, the court-appointed trustee for the liquidation of Madoff Securities. Under the agreement, the trustee allowed the funds’ claims in the liquidation proceeding and reduced his clawback demands on the funds by the amounts withdrawn by the latter from Madoff Securities, in the 90 days prior to bankruptcy, which US legislation allows him to claim, in exchange for the partial payment of those demands by the funds. The funds are Optimal Strategic U.S. Equity Limited and Optimal Arbitrage Limited. These are the only Optimal funds that had accounts at Madoff Securities.

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

In April 2011, by means of a corporate operation, the funds Optimal Multiadvisors Ltd / Optimal Strategic US Equity Series, Optimal Multiadvisors Ireland plc / Optimal Strategic US Equity Ireland Euro Fund and Optimal Multiadvisors Ireland plc / Optimal Strategic US Equity Ireland US Dollar Fund offered unitholders the possibility of voluntarily liquidating their units and shares in these funds in exchange for shares in a special purpose vehicle in the Bahamas (SPV Optimal SUS Ltd., the “SPV”) to which Optimal Strategic US Equity Ltd., the company through which the aforementioned funds held their assets, assigned in full the claim recognized by the trustee of the Madoff Securities liquidation, mentioned previously, the nominal amount of which totaled USD 1,540,141,277.60 and became part of the assets of the SPV.

This arrangement enabled the investors to take direct control of their proportional part of the claim against the insolvency estate of Madoff Securities and also enabled them to sell their claim directly or by means of a sales procedure through a private auction organized by OIS.

As a result of this transaction, 1,021 million shares of the 1,539 million issued by the SPV are now directly owned by the unitholders of the three aforementioned Optimal Strategic US Equity funds that accepted the exchange of their units in the fund for shares of the SPV. Furthermore, 991 million of those 1,021 million shares were sold in the subsequent private auction organized by OIS, while 30 million opted not to participate in the auction. The remaining fund unitholders decided to maintain their units in the funds and not participate in the transaction.

The price reached in the auction of the SPV shares was equal to 72.14% of the amount of the claim against Madoff Securities, which meant that those unitholders were able to recover approximately 35% of the value of their investment in the Optimal Strategic US Equity funds at October 30, 2008.

The Santander Group, as a unitholder of the Optimal Strategic US Equity funds, opted to accept the exchange and subsequent partial sale of a portion of its units in the funds, and it recognized in the 2011 income statement, as a result of the cash proceeds from that sale, a recovery of approximately €249 million of the initial loss.

At December 31, 2011, the Santander Group held an interest of approximately 20% in the SPV through the Optimal Strategic US Equity fund.

At the date hereof, certain claims have been filed in relation to this matter. The Group is currently assessing the appropriate legal action to be taken. As indicated above, the Group considers that it has at all times exercised due diligence and that these products have always been sold in a transparent way pursuant to applicable legislation and established procedures. Therefore, except for the three cases in which the decisions handed down partially upheld the claim based on the particular circumstances of these cases (which have been appealed against by the Bank), no provisions were recognized for the other claims since the risk of loss is considered remote.

-	On December 17, 2010, the Bank of New York Mellon Trust Company, National Association (“the Trustee”) filed a complaint in the U.S. District Court for the Southern District of New York (the “NY Court”) solely as the trustee for the Trust for Preferred Income Equity Redeemable Securities (“PIERS”) under an indenture dated September 1, 1999, as amended, against Santander Holdings USA, Inc. (formerly Sovereign Bancorp, Inc.) (“Sovereign”). The complaint asserts that the acquisition of Sovereign by Banco Santander on January 31, 2009 constituted a “change of control” under the Trust PIERS.

If the acquisition is deemed to constitute a “change of control” in accordance with the definitions applicable to the Trust PIERS, Sovereign would be obliged to pay a considerably higher interest rate on the Sovereign subordinated debentures held in trust for the holder of the Trust PIERS and the principal amount of the debentures would accrete to USD 50 per debenture as of the effective date of the “change of control”. Under the Trust PIERS, no “change of control” occurs if, among other reasons, the consideration in the acquisition consisted of shares of common stock traded on a national securities exchange. Banco Santander, S.A. issued American Depositary Shares (ADSs) in relation to the acquisition that were traded on the New York Stock Exchange.

The increased rate in the event of a “change of control” is defined in the indenture as the greater of (i) 7.41% per annum; and (ii) the rate determined by a reference agent in accordance with a process established in the indenture.

There is no “change of control” under the Trust PIERS indenture, among other reasons, if the consideration for the acquisition consisted of shares of common stock listed on a national securities market. Banco Santander issued American Depositary Shares (ADSs) in relation to the acquisition that were traded and continue to be traded on the New York Stock Exchange.

The NY Court was asked to declare that the acquisition of Sovereign was a “change of control” under the Indenture and the Trustee requested damages equal to the interest that the complaint alleges should have been paid by Sovereign to the Trust PIERS holders. On December 13, 2011, the NY Court issued its decision granting the Trustee’s motion for summary judgment and denying the cross-motion filed by Sovereign. The NY Court ruled that the term “common stock” used in the “change of control” provision of the Indenture did not include ADSs and, therefore, a “change of control” had occurred. The NY Court referred the matter of the calculation of damages to a magistrate judge. This inquest on damages is unlikely to be concluded before June 2012. A final judgment that may be appealed will not enter until damages are determined.

At December 31, 2011, the Group had recognized provisions for the estimated amount of the contingency with third parties (USD 139 million), which includes the accrued interest at 7.410% from January 31, 2009 to December 31, 2011 and the value of accreting the debentures to par (USD 50). In its Application for Damages submitted on March 16, 2012, the Trustee claimed that the reset rate under the Indenture should be 13.61%, which if accepted by the NY Court would increase the impact of the unfavorable outcome described above. The Trustee requests damages in excess of USD 277,707,040 for unpaid back interest through March 12, 2012 plus approximately USD 2,000,000 in legal fees. The Group’s liability would be 40.53% of the total claim, percentage which represents the contingency with third parties.

On April 16, Sovereign submitted a response to the Trustee’s Damages Application, arguing that the reset rate should be in no event higher than 8.31%. The magistrate has yet to schedule a hearing as to damages. The Group continues to assert that the acquisition of Sovereign by Banco Santander did not constitute a “change of control” under the Trust PIERS Indenture and that the Trustee’s damages are exaggerated. Accordingly, Sovereign intends to appeal the NY Court’s finding that the acquisition was a “change of control” and the damages assessed, upon completion of the inquest and entry of a final judgment against Sovereign.

*     *     *     *     *

The Bank and its subsidiaries are from time to time subject to certain claims and parties to certain legal proceedings incidental to the normal course of its business, including in connection with the Group’s lending activities, relationships with the Group’s employees and other commercial or tax matters.

Uncertainties exist about what the eventual outcome of these pending matters will be, what the timing of the ultimate resolution of these matters will be or what the eventual loss, fines or penalties related to each pending matter may be particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in early stages of discovery.

Considering all available information, the Bank believes that at 2011, 2010 and 2009 year-end the Group had reliably estimated the obligation related to each proceeding and had recognized adequate provisions, when required, that reasonably cover the liabilities that might arise from these tax-related and non-tax-related proceedings and believes that liabilities related to such claims and proceedings should not have, in the aggregate, a material adverse effect on the Group’s business, financial condition, or results of operations.

The total amount of payments made by the Group arising from litigation in 2011, 2010 and 2009 is not material with respect to these consolidated financial statements.

In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in early stages of discovery, the Bank cannot state with confidence what the eventual outcome of any of these pending matters will be, what the timing of the ultimate resolution of such matters will be or what the eventual loss, fines or penalties related to each such pending matter may be. Consequently, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by the Bank; and the outcome of a particular matter may be material to the Bank’s operating results for a particular period, depending upon, among other factors, the size of the loss or liability imposed and the level of the Bank’s income for that period.

Dividend Policy

We have normally paid an annual dividend in quarterly installments. The table below sets forth the historical per share and per ADS (each of which represents the right to receive one of our shares) amounts of interim and total dividends in respect of each fiscal year indicated.

	Euro per Share Interim					Dollars per ADS Interim
	First	Second	Third	Fourth	Total	First	Second	Third	Fourth	Total
2006	0.11	0.11	0.11	0.20	0.52	0.12	0.12	0.11	0.22	0.57
2007	0.12	0.12	0.12	0.28	0.65	0.14	0.15	0.15	0.36	0.79
2008	0.14	0.14	0.12	0.26	0.65	0.17	0.14	0.13	0.27	0.70
2009	0.14	0.12	0.12	0.22	0.60	0.16	0.14	0.14	0.24	0.67
2010	0.14	0.12	0.12	0.23	0.60	0.14	0.13	0.13	0.25	0.65
2011(*)	0.14	0.13	0.12	0.22	0.60	0.15	0.14	0.12	n.a.	n.a.

(*)	As of the date of this annual report, the fourth dividend has not yet been determined

The shareholders at the annual shareholders’ meeting held on June 19, 2009 approved a dividend of €0.6508 per share to be paid out of our profits for 2008. In accordance with IAS 33, for comparative purposes, dividends per share paid, as disclosed in the table above, take into account the adjustment arising from the capital increase with pre-emptive subscription rights carried out in December 2008. As a result of this adjustment, the dividend per share for 2008 amounts to €0.6325. The shareholders also approved a new remuneration scheme (scrip dividend), whereby the Bank offered the shareholders the possibility to opt to receive an amount equivalent to the second interim dividend on account of the 2009 financial year in cash or new shares. In light of the acceptance of this remuneration program (81% of the capital opted to receive shares instead of cash), at the general shareholders’ meetings held in June 2010 and 2011, the shareholders approved to offer again this option to the shareholders as payment for the second and third interim dividends on account of 2010 and 2011. The remuneration per share for 2009, 2010 and 2011 disclosed above, €0.60, is calculated assuming that the four dividends for these years were paid in cash. In 2010 and 2011, 85% and 80% of the capital, respectively, opted to receive the second and third interim dividends in the form of shares instead of cash. Additionally, at its meeting on December 19, 2011, the board of directors resolved to apply the scrip dividend program on the dates on which the fourth interim dividend is traditionally paid, and offered shareholders the option of receiving an amount equal to this dividend of €0.220 per share, to be paid in shares or cash. This resolution was approved by the annual general shareholders’ meeting held on March 30, 2012.

Banco Santander paid on account of 2011:

•	A first interim dividend of €0.135 per share (August 2011).

•	A scrip dividend of €0.126 per share equivalent to the second interim dividend (November 2011).

•	A scrip dividend of €0.119 per share equivalent to the third interim dividend (February 2012); and

• A scrip dividend of €0.220 per share equivalent to the fourth interim dividend approved at the annual general shareholders’ meeting held on March 30, 2012 (May 2012).

Following the increase of capital of the third interim dividend, the Bank’s share capital at the date of this annual report was €4,538,426,700 represented by 9,076,853,400 shares, par value €0.50 each.

Banco Santander assigned EUR 5,260 million to shareholder remuneration in 2011, 5.2% more than in 2010. The high degree of recurrence of profits and the soundness of Santander’s capital has enabled the Bank to pay out more than €24 billion in the last five years.

For a discussion of regulatory and legal restrictions on our payments of dividends, see “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Restrictions on Dividends” herein.

For a discussion of Spanish taxation of dividends, see “Item 10. Additional Information—E. Taxation—Spanish tax considerations—Taxation of dividends” herein.

The dividends paid on the guaranteed non-cumulative preference stock of certain of our subsidiaries are limited by our Distributable Profits in the fiscal year preceding a dividend payment. “Distributable Profits” with respect to any year means our reported net profits after tax and extraordinary items for such year as derived from the Parent bank’s non-consolidated audited profit and loss account prepared in accordance with Bank of Spain requirements and guidelines in effect at the time of such preparation. Such requirements and guidelines may be expected to reflect the Bank of Spain regulatory policies applicable to us, including without limitation those relating to the maintenance of minimum levels of capital. See “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Capital Adequacy Requirements” and “—Restrictions on Dividends” herein. According to our interpretation of the relevant Bank of Spain requirements and guidelines, Distributable Profits during the preceding five years were:

Year Ended December 31,
IFRS-IASB
2007	2008	2009	2010	2011
(in millions of euros)
4,070	4,826	4,151	3,332	2,151

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
B. Significant Changes

For significant changes that have occurred since December 31, 2011, see our filings on Form 6-K with the Securities and Exchange Commission.

Item 9. The Offer and Listing

A. Offer and listing details

Market Price and Volume Information

Santander’s Shares

In 2011, Santander was the second most actively traded stock on the Spanish stock exchange. As at December 31, 2011, the stock had a 15.68% weighting in the IBEX 35 Index and was ranked second among all Spanish issuers represented in this index. Santander’s stock weighting in the Euro Stoxx 50 was, at year end, 3.76%, placing it in fifth position. Our market capitalization of €50,290 million at 2011 year-end was the second largest of any Spanish company.

At December 31, 2011, we had 3,293,537 registered holders of our shares and, as of such date, a total of 1,035,247,928 shares, or 11.62% of our share capital, were held by 1,152 registered holders with registered addresses in the United States and Puerto Rico, including JP Morgan Chase, as depositary of our American Depositary Share Program.

Our shares are traded on Spain’s automated “continuous market”, the national, centralized market which integrates by computer quotations originating in the four Spanish stock exchanges (Madrid, Barcelona, Valencia and Bilbao) (the “Automated Quotation Systems”). Our shares are also listed on the New York (in the form of American Depositary Shares), London, Milan, Lisbon, Buenos Aires and Mexico Stock Exchanges. At December 31, 2011, 56.01% of our shares were held of record by non-residents of Spain.

The table below sets forth the high, low and last daily sales prices in euros for our shares on the Spanish continuous market for the periods indicated.

	Euros per Share
	High	Low	Last
2007 Annual	15.00	12.56	14.79
2008 Annual	14.59	5.11	6.75
2009 Annual	11.96	4.00	11.55

2010 Annual	11.98	7.30	7.93
First Quarter	11.98	9.24	9.84
Second Quarter	10.79	7.36	8.74
Third Quarter	10.43	8.68	9.32
Fourth Quarter	9.63	7.30	7.93

2011 Annual	9.32	5.13	5.87
First Quarter	9.32	7.40	8.19
Second Quarter	8.66	7.51	7.96
Third Quarter	8.17	5.26	6.22
Fourth Quarter	6.44	5.13	5.87
2012 First Quarter	6.59	5.45	5.77

Last six months
2011
October	6.44	5.86	6.18
November	5.88	5.13	5.60
December	5.97	5.50	5.87
2012
January	6.16	5.45	5.95
February	6.60	6.16	6.23
March	6.47	5.68	5.77
April (through April 26, 2012)	5.78	4.64	4.75

On April 26, 2012, the reported last sale price of our shares on the continuous Spanish market was €4.75.

American Depositary Shares

Our ADSs have been listed and traded on the New York Stock Exchange since July 30, 1987. Each ADS represents one of our shares and is evidenced by an American Depositary Receipt or “ADR.” The deposit agreement, pursuant to which ADRs have been issued, is among us, JP Morgan Chase, as depositary, and the holders from time to time of ADRs. At December 31, 2011, a total of 260,769,574 of our ADSs were held by 20,653 registered holders. Since certain of such of our shares and our ADSs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

The table below sets forth the reported high, low and last sale prices for our ADSs on the New York Stock Exchange for the periods indicated.

	Dollars Per ADS
	High	Low	Last
2007 Annual	22.14	17.29	21.54
2008 Annual	22.24	6.06	9.49
2009 Annual	17.83	4.90	16.44

2010
Annual	17.50	8.77	10.65
First Quarter	17.50	12.65	13.27
Second Quarter	14.77	8.77	10.50
Third Quarter	13.73	10.92	12.66
Fourth Quarter	13.46	9.62	10.65

2011
Annual	12.69	6.80	7.52
First Quarter	12.69	9.74	11.71
Second Quarter	12.48	10.66	11.51
Third Quarter	11.87	7.38	8.04
Fourth Quarter	9.20	6.80	7.52

2012 First Quarter	8.76	6.91	7.67

Last six months
2011
October	9.20	7.68	8.56
November	8.16	6.80	7.48
December	7.96	7.11	7.52
2012
January	8.15	6.91	7.88
February	8.76	8.08	8.30
March	8.52	7.59	7.67
April (through April 26, 2012)	7.74	6.10	6.35

On April 26, 2012, the reported last sale price of our ADSs on the New York Stock Exchange was $6.35.

B. Plan of distribution

Not Applicable

C. Markets

General

Spanish Securities Market

The Spanish securities market for equity securities (the “Spanish Stock Exchanges”) consists of four stock exchanges located in Madrid, Barcelona, Bilbao and Valencia (the “local exchanges”). The majority of the transactions conducted on them are done through the Automated Quotation System (Sistema Interbancario Bursátil Español or “S.I.B.E.”). During the year ended December 31, 2011, the Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish Stock Exchanges.

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

Between 5:30 p.m. and 8:00 p.m., trades may occur outside the computerized matching system without prior authorization of the Sociedad de Bolsas, at a price within the range of 5% above the higher of the average price and closing price for the day and 5% below the lower of the average price and closing price for the day, if there are no outstanding bids or offers, as the case may be, on the system matching or bettering the terms of the proposed off-system transaction, and if the trade involves more than EUR 300,000 and more than 20% of the average daily trading volume of the stock during the preceding quarter. At any time before 8:00 p.m., trades may take place (with the prior authorization of the Sociedad de Bolsas) at any price if:

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

Clearance and Settlement System

Until April 1, 2003, transactions carried out on the regional Spanish stock exchanges and the continuous market were cleared and settled through the Servicio de Compensación y Liquidación de Valores, S.A. (the “SCL”). Since April 1, 2003, the settlement and clearance of all trades on the Spanish stock exchanges, the Public Debt Market (Mercado de Deuda Pública), the AIAF Fixed Income Market (Mercado AIAF de Renta Fija) and Latibex —the Latin American stock exchange- denominated in euros, are made through the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (“Iberclear”), which was formed as a result of a merger between SCL and Central de Anotaciones del Mercado de Deuda Pública (the latter of which was managed by the Bank of Spain).

Book-Entry System

Ownership of shares listed on any Spanish stock exchange is required to be represented by entries in a register maintained by Iberclear, which is the Spanish Central Securities Depositary, and transfers or changes in ownership are effected by entries in such register. The securities register system is structured in two levels: the central registry managed by Iberclear which keeps the securities balances of the participants, and a detailed registry managed by the participants where securities are listed by holder’s name.

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

The Securities Markets Act has been further amended by Law 44/2002 (November 22, 2002) on reform measures of the financial system, which introduced certain modifications to the laws governing financial markets and corporations, generally, including:

•

provisions regarding market transparency such as: requiring listed companies to establish an audit committee, redefining the reporting requirements for material facts, rules relating to the treatment of confidential and insider information and related party transactions, and prevention of manipulative and fraudulent practices with respect to market prices;

•	the establishment of Iberclear; and

•	the authorization of the Minister of Economy and Competitiveness to regulate financial services electronic contracts.

On July 17, 2003, the Securities Market law was amended by Law 26/2003 in order to reinforce the transparency of listed companies. It introduced:

•

information and transparency obligations including detailed requirements of the contents of the corporate website of listed companies and the obligation to file with the CNMV an annual corporate governance report; and

•	the obligation to implement a series of corporate governance rules including, among others, regulations regarding the boards of directors and the general shareholders’ meetings.

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

Law 32/2011 of October 4, 2011, amending Law 24/1988 of July 28, 1988, on the securities market, introduced a central counterparty for equity transactions imposing the obligation to carry out all equity transactions traded through a central counterparty. Other relevant amendments of Law 32/2011 of October 4, 2011, include the introduction of a right of withdrawal in the event of insolvency of the entities in charge of keeping the registry and of participating entities and the pro rata rule. Modifications were also made to the regulatory regime of Iberclear, which is in charge of both the register of securities held in book-entry form and their clearing and settlement. Specifically, the new rules facilitate the relationship between Iberclear and the other agents of the trading and post-trading system and regulate the agreements that Iberclear may carry out to provide a better integration with to the TARGET2-Securities project, which aims to establish a Eurozone-wide settlement system.

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

Under the Spanish Corporate Enterprises Act, a company and its subsidiaries are prohibited from purchasing shares of the company in the primary market. However, purchase of the shares is permitted in the secondary market provided that: (1) the aggregate nominal value of such purchases (referred to as “treasury stock” or “autocartera”) and of the shares previously held by the company and its subsidiaries does not exceed 10% of the total outstanding capital stock of the company, (2) the purchases are authorized at a meeting of the shareholders of the acquiring company and, if the acquisition relates to shares in the parent company, the acquiring company’s parent, and (3) such purchases, together with the shares previously held by the company and its subsidiaries, do not result in a net equity less than the company’s stock and its legal or by-laws undisposable reserves.

The law requires that the CNMV be notified each time the acquisition of treasury stock made since the last notification reaches 1% of the voting rights of the company, regardless of any other preceding sales. The Spanish Corporate Enterprises Act establishes, in relation to the treasury stock shares (held by us and our affiliates), that the exercise of the right to vote and other non-financial rights attached to them shall be suspended. Financial rights arising from treasury stock held directly by us, with the exception of the right to allotment of new bonus shares, shall be attributed proportionately to the rest of the shares.

The portion of overall trading volume in Santander ordinary shares transacted by Group subsidiaries continues to vary from day to day and from month to month, and is expected to continue to do so in the future. In 2011, 9.27% of the total volume traded in Santander ordinary shares executed on the Primary Spanish Stock Exchange (Bolsas y Mercados Españoles) was transacted by Santander Investment Bolsa S.V.,S.A. and 3.65% by Banesto Bolsa S.A., S.V.B. The portion of trading volume in shares allocable to purchases and sales as principal by our companies (treasury shares) was approximately 3.8% in the same period. The monthly average percentage of outstanding shares held by our subsidiaries ranged from 0.126% to 0.701% in 2011. At December 31, 2011, the Parent bank and our subsidiaries held 42,192,066 of our shares (0.474% of our total capital stock as of that date).

D. Selling shareholders

Not Applicable.

E. Dilution

Not Applicable.

F. Expense of the issue

Not Applicable.

Item 10. Additional Information

A. Share capital

Not Applicable.

B. Memorandum and articles of association

The following summary of the material terms of our Bylaws is not meant to be complete and is qualified in its entirety by reference to our Bylaws. Because this is a summary, it does not contain all the information that may be important to you. You should read our Bylaws carefully before you decide to invest. Copies of our Bylaws are incorporated by reference.

The Bylaws of Banco Santander, S.A. were approved by our shareholders acting at the annual general shareholders’ meeting held on June 21, 2008 and incorporated with the office of the Mercantile Registry on August 11, 2008.

Subsequently, sub-sections 1 and 2 of Article 5 of the Bank’s Bylaws have been updated several times to show the current share capital and the number of shares outstanding. The most recent of such amendments corresponds to the one required by the share capital increase carried out on February 1, 2012 and filed with the office of the Mercantile Registry on the same day.

At the 2011 annual general meeting, our shareholders resolved to amend our Bylaws primarily to bring them into line with legislative amendments affecting capital corporations in Spain, including, specifically, those arising from the following sets of legal provisions:

(i)	The restated text of the Spanish Corporate Enterprises Act (Ley de Sociedades de Capital) approved by Royal Legislative Decree 1/2010, of July 2, as subsequently amended by Royal Decree-Law 13/2010, of December 3, on tax, labor and deregulating actions for the promotion of investment and job creation;

(ii)	Law 12/2010, of June 30, amendatory of Law 19/1988, of July 12, on Audit of Financial Statements; Law 24/1988, of July 28, on the Securities Market, and the restated text of the Business Corporations Law (Ley de Sociedades Anónimas) for adjustment thereof to European Community law;

(iii)	Law 2/2011, of March 4, on Sustainable Economy; and

(iv)	The inclusion of certain provisions contained in the Spanish Corporate Enterprises Act and which were already included in the former Business Corporations Law as a consequence of the entry into force of, among other, Law 3/2009, of April 3, on structural modifications of commercial companies and Law 16/2007, of July 4, on the reform and adjustment of commercial legislation in accounting matters for international harmonization thereof based on European Union law.

In addition, some other provisions aimed at improving or refining the Bank’s rules on corporate governance (in particular, the reduction of the directors’ term of office from five to three years) and at making other technical improvements were passed by our shareholders at the 2011 annual general meeting to amend our Bylaws.

At the 2012 annual general meeting, held on March 30, 2012, our shareholders resolved to amend our Bylaws primarily to bring them into line with recent statutory amendments affecting Spanish Corporate Enterprises Act, including, specifically, those arising from Act 25/2011, of August 1, partially amending the Spanish Corporate Enterprises Act, and from the adoption of Directive 2007/36/EC, of the European Parliament and of the Council, of July 11, 2007, on the exercise of certain rights of shareholders in listed companies. Our amended Bylaws have not yet been filed with the Mercantile Register, which is required prior to their effectiveness. We expect that the amendments will become effective within the first semester of 2012.

Our current Bylaws are included as Exhibit 1.1. The Bylaws are also available on the Group’s website, which does not form part of this annual report on Form 20-F, at www.santander.com, under the heading “Information for shareholders and investors — General information — Bylaws”.

The board of directors, at its meeting held on April 25, 2011, agreed to amend the Rules and Regulations of the Board in order, among others, to bring some aspects of its internal regulations into line with applicable recent legislative amendments affecting capital corporations in Spain.

All references to the Rules and Regulations of the Board in this annual report on Form 20-F are references to the current text.

The Rules and Regulations of the Board are available on the Group’s website, which does not form part of this annual report on Form 20-F, at www.santander.com, under the heading “Information for shareholders and investors—Corporate governance—Board of directors—Rules and Regulations of the Board of Directors”.

General

As of December 31, 2011, the Bank’s share capital was €4,454,521,601.50, represented by a single class of 8,909,043,203 book-entry Santander shares with a nominal value of €0.50 each.

All of our shares are fully paid and non-assessable. Spanish law requires that bank-listed equity securities be issued in book-entry form only.

Register

Santander is registered with the Commercial Registry of Santander (Finance Section). The Bank is also recorded in the Special Registry of Banks and Bankers with registration number 0049, and its fiscal identification number is A-39000013.

Corporate Object and Purpose

Article 2 of our Bylaws states that the corporate objective and purpose of Santander consists of carrying-out all types of activities, operations and services specific to the banking business in general and which are permitted under current legislation and the acquisition, holding and disposal of all types of securities.

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

Our Bylaws do not contain any provisions relating to sinking funds.

Our Bylaws do not specify what actions or quorums are required to change the rights of holders of our stock. Under Spanish law, the rights of holders of stock may only be changed by an amendment to the Bylaws of the company that complies with the requirements explained below under “—Meetings and Voting Rights.”

Meetings and Voting Rights

We hold our annual general shareholders’ meeting during the first six months of each fiscal year on a date fixed by the board of directors. Extraordinary meetings may be called from time to time by the board of directors whenever the board considers it advisable for corporate interests, and whenever so requested by shareholders representing at least 5% of the outstanding share capital of Santander. Currently, notices of all meetings are published, at least one month prior to the date set for the meeting, in the Official Gazette of the Mercantile Register and in one of the local newspapers having the largest circulation in the province where the registered office of Santander is located. At our annual general shareholders’ meeting held on March 30, 2012, our shareholders approved an amendment to our Bylaws to require that notices of all meetings be published at least one month prior to the date set for the meeting, except in those instances in which a different period is established by law, in the Official Gazette of the Mercantile Register or in one of the local newspapers having the largest circulation in the province where the registered office of Santander is located, on the website of the National Securities Market Commission (CNMV) and on the Company’s website (www.santander.com). Our amended Bylaws have not yet been filed with the Mercantile Register, which is required prior to their effectiveness. We expect that the amendments will become effective within the first semester of 2012. In addition, under Spanish law, the agenda of the meeting must be sent to the CNMV and the Spanish Stock Exchanges and published on the company’s website. Our last ordinary general meeting of shareholders was held on March 30, 2012 and our last extraordinary general meeting of shareholders was held on January 26, 2009.

Each Santander share entitles the holder to one vote. Registered holders of any number of shares who are current in the payment of capital calls will be entitled to attend shareholders’ meetings. Our Bylaws do not contain provisions regarding cumulative voting.

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

At both general shareholders’ meetings held in 2004 (the annual shareholders’ meeting of June 19, 2004 and the extraordinary general meeting of October 21, 2004) our shareholders could exercise their voting and representation rights prior to the meetings by electronic means (via the Internet). In addition, at the extraordinary general shareholders’ meeting of October 21, 2004, our shareholders could vote by mail and in the annual general shareholders’ meetings held on June 18, 2005, June 17, 2006, June 23, 2007, June 21, 2008, June 19, 2009, June 11, 2010, June 17, 2011 and March 30, 2012, and in the extraordinary general shareholders’ meeting of October 23, 2006, July 27, 2007 and January 26, 2009 our shareholders, besides exercising their voting and representation rights prior to the meeting by mail or via the Internet, were able to attend (besides attending and voting in person) via the Internet and were also able to vote in real time on the Internet on the resolutions considered at the meeting.

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

In accordance with Spanish law, a quorum on first call for a duly constituted ordinary or extraordinary general meeting of shareholders requires the presence in person or by proxy of shareholders representing at least 25% of the subscribed voting capital. On the second call there is no quorum requirement. Notwithstanding the above, a quorum of at least 50% of the subscribed voting capital is required on the first call of the ordinary or extraordinary general meeting of shareholders to validly approve any of the following actions:

•	issuance of bonds;

•	increase or reduction of share capital;

•	rescission or limitation of the preferential right to subscribe new issuance of shares;

•	change of the registered address of Santander to a foreign country;

•	transformation of Santander, or merger, or spin-off, or global assignment of assets and liabilities; and

•	any other amendment of our Bylaws.

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

At the Bank’s annual general shareholders’ meeting held on March 30, 2012, the shareholders passed resolutions which, among other things, withdrew, to the extent of the unused amount, the authorization granted by the shareholders at the annual meeting held on June 19, 2009, and gave the board the authority to increase, within a period of three years from the date of the meeting, the Bank’s capital by up to 2,269,213,350 euros. Under these resolutions, the board is authorized to totally or partially exclude pre-emptive rights upon the terms of the Spanish law, provided, however, that this power is limited to capital increases carried out under this resolution up to the amount of 907,685,340 euros.

At the Bank’s annual general shareholders’ meeting held on March 30, 2012, the shareholders passed resolutions which, among other things, withdrew, to the extent of the unused part, the authorization granted by the shareholders at the annual general shareholders meeting held on June 17, 2011, and permitted the Bank to issue, within five years from the date of the meeting, on one or more occasions, debentures, bonds, participating preference shares and other fixed-income securities or debt instruments of a similar nature (including warrants) that are convertible into and/or exchangeable for shares of the Bank in an amount up to €8 billion aggregate principal amount or the equivalent thereof in another currency.

Dividends

We normally pay an annual dividend in advance in quarterly installments in August and November of the current year and February and generally in May, of the following year. Such dividends may be substituted by the Santander Dividendo Elección program, pursuant to which each shareholder receives a free allotment right for every Santander share held. These rights are listed on and may be traded on the Spanish Stock Exchanges during a 15 calendar day period. Following the end of this period, the rights will be automatically converted into new Santander shares. Each shareholder may opt for one of the following alternatives: (i) receive new Santander shares; (ii) receive a cash payment equivalent to the dividend. To this end, Banco Santander assumes an irrevocable undertaking to acquire the free allotment rights for a fixed price; or (iii) receive a cash payment through selling rights on market. We and our domestic banking subsidiaries are subject to certain restrictions on dividend payments, as prescribed by the Ministry of Economy and Competitiveness and the Bank of Spain. See “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Restrictions on Dividends” herein.

Once the annual accounts have been approved, the shareholders at the general shareholders’ meeting will resolve on the allocation of the results for the fiscal year. Dividends may only be distributed out of the earnings for the fiscal year or with a charge to unappropriated reserves, after the payments required by the law and the Bylaws have been made, provided that the stockholders’ equity disclosed in the accounts is not reduced, to less than the share capital as a result of the distribution. If there are any losses from prior fiscal years that reduce the Bank’s stockholders’ equity below the amount of the share capital, the earnings must be used to offset such losses.

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

A shareholder’s dividend entitlement lapses five years after the dividend payment date.

The shareholders at the annual general shareholders’ meeting may resolve that dividends in kind can be paid, provided that:

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

Redemption

Our Bylaws do not contain any provisions relating to redemption of shares except as set forth in connection with capital reductions. Nevertheless, pursuant to Spanish law, redemption rights may be created at a duly held general shareholders’ meeting. Such meeting will establish the specific terms of any redemption rights created.

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

Change of Control

Our Bylaws do not contain any provisions that would have an effect of delaying, deferring or preventing a change in control of the company and that would operate only with respect to a merger, acquisition or corporate restructuring involving Santander or any of our subsidiaries. Nonetheless, certain aspects of Spanish law described in the following section may delay, defer or prevent a change of control of the Bank or any of our subsidiaries in the event of a merger, acquisition or corporate restructuring.

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

The Bank of Spain has sixty business days after the receipt of notice to object to a proposed transaction. Such objection may be based on finding the acquirer unsuitable on the basis, among others, of its commercial or professional reputation, its solvency or the transparency of its corporate structure. If sixty business days elapse without any word from the Bank of Spain, its authorization is deemed granted. However, absent objection by the Bank of Spain, it may set forth a different maximum period for closing the proposed transaction.

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

If the Bank of Spain determines at any time that the influence of a person who owns a significant participation of a bank may adversely affect that bank’s financial situation, it may request that the Ministry of Economy and Competitiveness: (1) suspend the voting rights of such person’s shares for a period not exceeding 3 years; (2) seize control of the bank or replace its board of directors; or (3) revoke the bank’s license in exceptional circumstances. A fine may also be levied on the relevant person.

Tender Offers

Law 6/2007, of April 12, which amends the Securities Market Law, has modified the rules for takeover bids. This Law, which came into effect on August 13, 2007, partially transposes into the Spanish legal system Directive 2004/25/EC of the European Parliament and of the Council of April 21, 2004 on takeover bids.

The rules replaced the traditional system where launching a takeover bid was compulsory prior to acquiring a significant shareholding in the target company and partial bids were permitted for a regime where takeover bids must be made for all the share capital after obtaining the control of a listed company (i.e. 30% of the voting rights or appointment of more than one-half of the members of the company’s board of directors) whether such control is obtained by means of an acquisition of securities or an agreement with other holders of securities.

The above does not prevent parties from making voluntary bids for a number that is less than the totality of securities in a listed company.

Law 6/2007 also regulates, among other things: (i) new obligations for the board of directors of the offeree company in terms of preventing the takeover bid (passivity rule); and (ii) the squeeze-out and sell-out rights when the offeror is a holder of securities representing at least 90% of the voting capital of the offeree company and the prior takeover bid has been accepted by holders of securities representing at least 90% of the voting rights covered by the bid.

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

In addition, any Spanish company listed on the Spanish stock exchanges must report any acquisition by such company (or a subsidiary) of the company’s own shares if the acquisition, together with any acquisitions since the date of the last report and without deducting sales of its own shares by the company or by its subsidiaries, causes the company’s ownership of its own shares to exceed 1% of its voting rights. See “Item 9. The Offer and Listing—C. Markets—Trading by Santander’s Subsidiaries in the Shares” herein.

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

Article 42.1 of our Bylaws also provides that the shareholders at the general shareholders’ meeting shall endeavor to ensure that external or non-executive directors represent a large majority of the board of directors, and that a reasonable number of the board of directors are independent directors. In addition, the shareholders at the general shareholders’ meeting shall likewise endeavor to ensure that independent directors represent at least one-third of the total number of directors.

These independence standards may not necessarily be consistent with, or as stringent as, the director independence standards established by the NYSE. See Item 16G of Part II, “Corporate Governance—Independence of the directors on the board of directors” herein.

Certain Powers of the Board of Directors

The actions of the members of the board are limited by Spanish law and certain general provisions contained in our Bylaws. For instance, Article 57 of our Bylaws states that the directors will be liable to Santander, to our shareholders and to our corporate creditors for any damages that they may cause by acts or omissions which are contrary to law or to the Bylaws or by acts or omissions contrary to the duties inherent in the exercise of their office.

A director’s power to vote on a proposal, arrangement or contract in which such director is materially interested is not regulated by our Bylaws. Conflicts of interest are regulated by Article 30 of the Rules and Regulations of the Board. Under Article 30, a director is obliged to inform the board of any direct or indirect conflict of interest which may exist with the Bank. If such a conflict relates to a particular transaction, then the director (i) may not undertake the transaction without the board’s authorization (such authorization can only be granted following a report of the appointments and remuneration committee); and (ii) the director may not take part in the discussion or voting regarding the transaction to which the conflict relates.

According to our Bylaws, unpaid subscription amounts on partially paid-up shares shall be paid up by the shareholders at the time determined by the board of directors, within five years of the date of the resolution providing for the capital increase. The manner and other details of such payment shall be determined by the resolution providing for the capital increase. Without prejudice to the effects of default as set forth by law, any late payment of unpaid subscription amounts shall bear, for the benefit of the Bank, such interest as is provided by law in respect of late payments, starting from the day when payment is due and without any judicial or extra-judicial demand being required. In addition, the Bank shall be entitled to bring such legal actions as may be permitted by law in these cases.

Our current Bylaws provide that the members of the board of directors are entitled to receive compensation for performing the duties entrusted to them by reason of their appointment, to be paid as a share in profits and by-law mandated compensation. This compensation has two components: an annual emolument and attendance fees. The specific amount payable to each of the directors will be determined by the board of directors, taking into consideration the positions held by each director on the board and their membership in and attendance at the meetings of the various committees. The aggregate amount of the compensation for performing the duties entrusted to the directors by reason of their appointment is equal to one percent of Santander’s profit for the fiscal year, provided, however, that the board may resolve that such percentage be reduced in those years in which the board deems it justified.

Regardless of the limit set above, the directors are entitled to receive compensation that the board of directors consider appropriate, for the performance of duties in Santander other than the duties of supervision and collective decision-making that the directors perform as members of the board.

Directors may also receive compensation in the form of shares of the Bank or options over the shares, or other remuneration linked to share value following a resolution adopted by the shareholders at the general shareholders’ meeting (conducted in accordance with our Bylaws and applicable Spanish legislation).

According to our Bylaws, the board of directors must, on an annual basis, approve a report on directors remuneration policy, which shall include complete, clear and understandable information regarding: (i) the overall summary of the application of such policy during the last fiscal year, including a breakdown of the individual compensation accrued by each director during such fiscal year, (ii) the policy approved by the board for the current year and (iii) the policy, if any, planned for future years. This report must be made available to the shareholders when the annual general shareholders’ meeting is called and must be submitted to a non-binding vote thereof as a separate item on the agenda.

Board of Directors Qualification

There are no mandatory retirement provisions due to age for board members in our Bylaws or in the regulations of our board of directors. These regulations contain provisions relating to the cessation of directorship for other reasons.

Pursuant to Spanish law, directors appointed by the board but whose appointment remains subject to ratification by the shareholders must be a shareholder of the Bank and, pursuant to the Rules and Regulations of the Board, proprietary directors must submit their resignation proportionately when the shareholder that they represent parts with its shareholdings or reduces them in a significant manner. Our Bylaws and Rules and Regulations of the Board do not otherwise require ownership of Santander shares for a director’s qualification.

C. Material contracts

During the past two years, the Bank was not a party to any contract outside its ordinary course of business that was material to the Group as a whole.

D. Exchange controls

Restrictions on Foreign Investments

Under present regulations, foreign investors may transfer invested capital, capital gains and dividends out of Spain without limitation on the amount other than applicable taxes. See “—Taxation”. On July 4, 2003, Law 19/2003 was approved which updates Spanish exchange control and money laundering prevention provisions, by recognizing the principle of freedom of the movement of capital between Spanish residents and non-residents. The law establishes procedures for the declaration of capital movements for purposes of administrative or statistical information and authorizes the Spanish Government to take measures which are justified on grounds of public policy or public security. It also provides the mechanism to take exceptional measures with regard to third countries if such measures have been approved by the European Union or by an international organization to which Spain is a party. The Spanish stock exchanges and securities markets are open to foreign investors. Royal Decree 664/1999, on Foreign Investments (April 23, 1999), established a new framework for the regulation of foreign investments in Spain which, on a general basis, will no longer require any prior consents or authorizations from authorities in Spain (without prejudice to specific regulations for several specific sectors, such as television, radio, mining, telecommunications, etc.). Royal Decree 664/1999 requires notification of all foreign investments in Spain and liquidations of such investments upon completion of such investments to the Investments Registry of the Ministry of Economy and Finance, strictly for administrative statistical and economical purposes. Only investments from “tax haven” countries (as they are defined in Royal Decree 1080/1991), shall require notice before and after performance of the investment, except that no prior notice shall be required for: (1) investments in securities or participations in collective investment schemes that are registered with the CNMV, and (2) investments that do not increase the foreign ownership of the capital stock of a Spanish company to over 50%. In specific instances, the Counsel of Ministers may agree to suspend, all or part of, Royal Decree 664/1999 following a proposal of the Minister of Economy and Competitiveness, or, in some cases, a proposal by the head of the government department with authority for such matters and a report of the Foreign Investment Body. These specific instances include a determination that the investments, due to their nature, form or condition, affect activities, or may potentially affect activities relating to the exercise of public powers, national security or public health. Royal Decree 664/1999 is currently suspended for investments relating to national defense. Whenever Royal Decree 664/1999 is suspended, the affected investor must obtain prior administrative authorization in order to carry out the investment.

E. Taxation

The following is a discussion of the material Spanish and US federal income tax consequences to you of the ownership and disposition of ADSs or shares.

The discussion of Spanish tax consequences below applies to you only if you are a non-resident of Spain and your ownership of ADSs or shares is not effectively connected with a permanent establishment or fiscal base in Spain and you are a US resident entitled to the benefits of the Convention Between the United States of America and the Kingdom of Spain for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”).

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

Taxation of dividends

Under Spanish law, dividends paid by a Spanish resident company to a holder of ordinary shares or ADSs not residing in Spain for tax purposes and not operating through a permanent establishment in Spain are subject to Spanish Non-Resident Income Tax at a 21% rate. Royal Decree-Law 20/2011of December 31 has temporarily increased from 19% to 21% the rate applicable from January 1, 2012 until December 31, 2013.

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

We will levy an initial withholding tax on the gross amount of dividends at a 21% tax rate, following the procedures set forth by the Order of April 13, 2000. However, under the Treaty and subject to the fulfillment of certain requirements, you may be entitled to a reduced rate of 15%.

To benefit from the Treaty’s reduced rate of 15%, you must provide our depositary, JPMorgan Chase Bank, N.A., with a certificate from the U.S. Internal Revenue Service (the “IRS”) stating that to the knowledge of the IRS, you are a resident of the United States within the meaning of the Treaty. The IRS certificate is valid for a period of one year.

According to the Order of April 13, 2000, to get a direct application of the Treaty-reduced rate of 15%, the certificate referred to above must be provided to our depositary before the tenth day following the end of the month in which the dividends were distributable by us. If you fail to timely provide our depositary with the required documentation, you may obtain a refund of the 6% in excess withholding that would result from the Spanish tax authorities in accordance with the procedures below.

A scrip dividend (such as a dividend described in Item 4 of Part I, “Information on the Company—A. History and development of the company—Principal Capital Expenditures and Divestitures—Recent events”) will be treated as follows:

•

If the holder of ordinary shares or ADSs elects to receive newly issued ordinary shares or ADSs it will be considered a delivery of fully paid-up shares free of charge and, hence, will not be considered income for purposes of the Spanish Non-Resident Income Tax. The acquisition value, both of the new ordinary shares or ADSs received in the scrip dividend and of the ordinary shares or ADSs from which they arise, will be the result of dividing the total original cost of the shareholder’s portfolio by the number of shares, both old and new. The acquisition date of the new shares will be that of the shares from which they arise.

•

If the holder of ordinary shares or ADSs elects to sell the rights on the market, the amount obtained from the sale of rights will be deducted from the acquisition value of the shares from which the rights arose. If the amount obtained from such sale is higher than the acquisition value of the shares from which the rights arose, the excess amount will be treated as a capital gain for the holder on the fiscal year in which the transfer takes place (please refer to Taxation of Capital Gains below).

•

If the holder of ordinary shares or ADSs elects to receive the proceeds from the sale of rights back to us at a fixed price, the tax regime applicable to the amounts received will be that applicable to cash dividends described above.

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

The refund claim must be filed within four years of the date on which the withheld tax was collected by the Spanish tax authorities. According to Order EHA/3316 of December 17, 2010, the 210 Form may be filed on or after the first of February of the calendar year following the year in which the dividend was paid.

You are urged to consult your own tax adviser regarding refund procedures and any US tax implications of receipt of a refund.

Taxation of capital gains

Under Spanish law, any capital gains derived from securities issued by persons residing in Spain for tax purposes are considered to be Spanish source income and, therefore, are taxable in Spain. If you are a US resident, income from the sale of ADSs or shares will be treated as capital gains for Spanish tax purposes. Since January 1, 2012, Spanish Non-Resident Income Tax is levied at a 21% rate on capital gains realized by persons not residing in Spain for tax purposes who are not entitled to the benefit of any applicable treaty for the avoidance of double taxation. Royal Decree-Law 20/2011 of December 31 has temporarily increased the applicable rate from 19% to 21% from January 1, 2012 until December 31, 2013.

Notwithstanding the above, capital gains derived from the transfer of shares on an official Spanish secondary stock market by any holder who is a resident of a country that has entered into a treaty for the avoidance of double taxation with Spain containing an “exchange of information” clause will be exempt from taxation in Spain. In addition, under the Treaty, capital gains realized by you upon the disposition of ADSs or shares will not be taxed in Spain provided you have not held, directly or indirectly, 25% or more of our stock during the twelve months preceding the disposition of the stock. You are required to establish that you are entitled to this exemption by providing to the relevant Spanish tax authorities an IRS certificate of residence in the United States, together with the appropriate Spanish 210 Form, between January 1st and January 20th of the calendar year following the year in which the transfer of shares took place.

Spanish wealth tax

Individuals not residing in Spain who hold shares or ADSs located in Spain are subject to the Spanish wealth tax (Spanish Law 19/1991), which imposes a tax on property located in Spain on the last day of any year. The Spanish tax authorities may take the view that all shares of Spanish corporations and all ADSs representing such shares are located in Spain for Spanish tax purposes. If such a view were to prevail, non-residents of Spain who held shares or ADSs on the last day of any year would be subject to the Spanish wealth tax for such year on the average market value of such shares or ADSs during the last quarter of such year.

Law 4/2008, dated December 23, 2008, amended the Spanish wealth tax law introducing a 100% tax rebate and eliminating the obligation to file any form for tax periods starting as of January 1, 2008. However, Royal Decree-Law 13/2011 of September 16 has temporarily restored the wealth tax abolishing the 100% tax rebate until January 1, 2013 and has introduced, among other things, a general tax free amount of €700,000.

As a result of Royal Decree-Law 13/2011, non-residents of Spain who held shares, ADSs, or other assets or rights located in Spain according to Spanish wealth tax Law, on the last day of 2011or 2012 whose combined value exceeds EUR 700,000 would be subject to the Spanish wealth tax on that excess amount at marginal rates varying between 0.2% and 2.5%, and would be obliged to file the corresponding wealth tax return.

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

Gifts granted to corporations non-resident in Spain are subject to Spanish Non-Resident Income Tax at a 21% tax rate on the fair market value of the shares as a capital gain. Royal Decree-Law 20/2011 of December 31 has temporarily increased from 19% to 21% the rate applicable from January 1, 2012 until December 31, 2013. If the donee is a United States corporation, the exclusions available under the Treaty described in the section “—Taxation of capital gains” above will be applicable.

Expenses of transfer

Transfers of ADSs or shares will be exempt from any Spanish transfer tax or value-added tax. Additionally, no Spanish stamp tax will be levied on such transfers.

US Tax Considerations

The following summary describes the material US federal income tax consequences of the ownership and disposition of ADSs or shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities. The summary applies only to US Holders (as defined below) that hold ADSs or shares as capital assets for tax purposes and does not address special classes of US holders, such as:

•	financial institutions;

•	insurance companies;

•	dealers and traders in securities that use a mark-to-market method of tax accounting;

•	holders holding ADSs or shares as part of a “straddle”, conversion transaction or integrated transaction;

•	holders whose “functional currency” is not the US dollar;

•	holders liable for the alternative minimum tax;

•	tax exempt entities, including “individual retirement accounts” and “Roth IRAs”;

•	partnerships or other entities classified as partnerships for US federal income tax purposes;

•	holders that own or are deemed to own 10% or more of our voting shares;

•	holders that acquired our ADSs or shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

•	holders holding ADSs or shares in connection with a trade or business outside the United States.

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

This summary is based upon tax laws of the United States, including the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, all as of the date hereof, changes to any of which may affect the tax consequences described herein, possibly with retroactive effect. In addition, this summary is based on the Treaty and assumes that each obligation provided for in or otherwise contemplated by the deposit agreement or any other related document will be performed in accordance with its terms. US Holders are urged to consult their own tax advisers as to the US, Spanish and other tax consequences of the ownership and disposition of ADSs or shares in their particular circumstances.

As used herein, a “US Holder” is, for US federal income tax purposes, a beneficial owner of ADSs or shares that is:

-	a citizen or resident of the United States;

-	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; or

-	an estate or trust the income of which is subject to US federal income taxation regardless of its source.

In general, for US federal income tax purposes, US Holders of ADSs will be treated as the owners of the underlying shares represented by those ADSs. Accordingly, no gain or loss will be recognized if a US Holder exchanges ADSs for the underlying shares represented by those ADSs.

The US Treasury has expressed concerns that parties to whom American depositary shares are released before delivery of shares to the depositary (“pre-release”), or intermediaries in the chain of ownership between US holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by US holders of American depositary shares. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of Spanish taxes and the availability of the reduced tax rate for dividends received by certain non-corporate US Holders, each described below, could be affected by actions taken by these parties or intermediaries.

Taxation of Distributions

Subject to the discussion of the passive foreign investment company rules below, to the extent paid out of our current or accumulated earnings and profits (as determined in accordance with US federal income tax principles), distributions, including the amount of any Spanish withholding tax, made with respect to ADSs or shares (other than certain pro rata distributions of our capital stock or rights to subscribe for shares of our capital stock) will be includible in the income of a US Holder as foreign-source ordinary dividend income. Because we do not maintain calculations of our earnings and profits under US federal income tax principles, it is expected that distributions generally will be reported to US Holders as dividends. These dividends will be included in a US Holder’s income on the date of the US Holder’s (or in the case of ADSs, the depositary’s) receipt of the dividends, and will not be eligible for the “dividends-received deduction” generally allowed to corporations receiving dividends from domestic corporations under the Code. The amount of the distribution will equal the US dollar value of the euros received, calculated by reference to the exchange rate in effect on the date that distribution is received (which, for US Holders of ADSs, will be the date that distribution is received by the depositary), whether or not the depositary or US Holder in fact converts any euros received into US dollars at that time. If the dividend is converted into US dollars on the date of receipt, a US Holder generally will not be required to recognize foreign currency gain or loss in respect thereof. An US Holder may have foreign currency gain or loss if the euros are converted into US dollars after the date of receipt. Any gains or losses resulting from the conversion of euros into US dollars will be treated as ordinary income or loss, as the case may be, and will be US-source.

A scrip dividend (such as a dividend described in Item 4 of Part I, “Information on the Company—A. History and development of the company—Principal Capital Expenditures and Divestitures—Recent events”) will be treated as a distribution of cash, even if a U.S. Holder elects to receive the dividend in shares. In that event, the U.S. Holder will be treated as having received the U.S. dollar fair market value of the shares on the date of receipt, and that amount will be the U.S. Holder’s tax basis in those shares. The holding period for the shares will begin on the following day.

Subject to generally applicable limitations that may vary depending upon a holder’s individual circumstances and the discussion above regarding concerns expressed by the US Treasury, under current law, dividends paid to certain non-corporate US holders in taxable years beginning before January 1, 2013 will be taxed at favorable rates, up to a maximum rate of 15%. A US Holder must satisfy minimum holding period requirements in order to be eligible to be taxed at these favorable rates. Non-corporate holders are urged to consult their own tax advisers to determine the application of the rule regarding this favorable rate in their particular circumstances.

Subject to certain generally applicable limitations that may vary depending upon your circumstances and subject to the discussion above regarding concerns expressed by the US Treasury, a US Holder will be entitled to a credit against its US federal income tax liability for Spanish income taxes withheld at the rate provided by the Treaty. Spanish income taxes withheld in excess of the rate applicable under the Treaty will not be eligible for credit against a U.S Holder’s federal income tax liability. See “Spanish tax considerations – Spanish refund procedure –” for a discussion of how to obtain amounts withheld in excess of the applicable Treaty rate. The limitation on foreign taxes eligible for credit is calculated separately with regard to specific classes of income. Instead of claiming a credit, a US Holder may, at its election, deduct such otherwise creditable Spanish taxes in computing taxable income, subject to generally applicable limitations.

A US Holder must satisfy minimum holding period requirements in order to be eligible to claim a foreign tax credit for foreign taxes withheld on dividends. The rules governing foreign tax credits are complex and US Holders are urged to consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to make effective use of foreign tax credits.

Sale or Exchange of ADSs or Shares

Subject to the discussion of the passive foreign investment company rules below, a US Holder will realize gain or loss on the sale or exchange of ADSs or shares in an amount equal to the difference between the US Holder’s tax basis in the ADSs or shares and the amount realized on the sale or exchange, in each case as determined in US dollars. The gain or loss will be capital gain or loss and will be long-term capital gain or loss if the US Holder held the ADSs or shares for more than one year.

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company” (“PFIC”) for US federal income tax purposes for the 2011 taxable year. However, because our PFIC status depends upon the composition of our income and assets and the fair market value of our assets (including, among others, less than 25% owned equity investments) from time to time, and upon certain proposed Treasury Regulations that are not yet in effect but are proposed to become effective for taxable years after December 31, 1994, there can be no assurance that we were not or will not be a PFIC for any taxable year.

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

In addition, if we were a PFIC in a taxable year in which we paid a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to non-corporate holders would not apply.

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

Certain US Holders who are individuals may be required to report information relating to their ownership of an interest in certain foreign financial assets, including stock of a non-US entity, subject to certain exceptions (including an exception for publicly traded stock and interests held in custodial accounts maintained by a US financial institution). Certain US Holders that are entities may be subject to similar rules in the future. US Holders are urged to consult their tax advisers regarding the effect, if any, of this requirement on the ownership and disposition of ADSs or shares.

F. Dividends and paying agents

Not Applicable.

G. Statement by experts

Not Applicable.

H. Documents on display

We are subject to the information requirements of the Exchange Act, except that as a foreign issuer, we are not subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, we file or furnish reports and other information with the SEC. Reports and other information filed or furnished by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 100 F Street, N.E., Washington, D.C. 20549, and at the SEC’s regional offices at 233 Broadway, New York, New York 10279 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which our ADSs are listed. In addition, the SEC maintains a website that contains information filed electronically with the SEC, which can be accessed on the internet at http://www.sec.gov. The information contained on this website does not form part of this annual report on Form 20-F.

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

Part 1. Corporate principles of risk management, control and risk appetite

The importance of Grupo Santander’s risk policy was underscored again in 2011. The policy is focused on maintaining a medium-low and predictive profile in all risks, which, together with the Group’s high degree of diversification, was again the differential element that enabled Santander to maintain a leading position in the market.

For Grupo Santander, quality management of risk is one of our hallmarks and thus a priority in our activity. Throughout our 150 years, Santander has combined prudence in risk management with use of advanced risk management techniques, which have proven to be decisive in generating recurrent and balanced earnings and creating shareholder value.

The risks model is based on the following principles:

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

• Collegiate decision-making (including at the branch level), which ensures a variety of opinions and does not make results dependent on decisions solely taken by individuals. Joint responsibility for decisions on credit operations between risk and business areas, with the former having the last word in the event of disagreement.

• Defining functions. Each risk taker unit and, where appropriate, risk manager has clearly defined the types of activities, segments, risks in which they could incur and decisions they might make in the sphere of risks, in accordance with delegated powers. How risk is contracted, managed and where operations are recorded is also defined.

• Centralized control. Risk control and management is conducted on an integrated basis through a corporate structure, with global scope responsibilities (all risk, all businesses, all countries).

Management and control of risk is developed in the following way:

• Formulate the risk appetite. The purpose is to delimit, synthetically and explicitly, the levels and types of risk that the Bank is ready to assume in the development of its business.

• Establish risk policies and procedures. They constitute the basic framework for regulating risk activities and processes. At the local level, the risk units incorporate the corporate rules to their internal policies.

• Building, independent validation of and approval of the risk models developed in accordance with the corporate methodology guidelines. These models systemize the risk origination processes as well as their monitoring and recovery processes, calculate the expected loss, the capital needed and evaluate the products in the trading portfolio.

• Execute a system to monitor and control risks, which verifies every day the extent to which Santander’s risks profile is in line with the risk policies approved and the limits established.

Santander’s risk management is fully identified with the Basel principles as it recognizes and supports the industry’s most advanced practices which the Group has been anticipating and, as a result, it has been using for many years various tools and techniques which will be referred to later in this section. They include:

• Internal rating and scoring models which, by assessing the various qualitative and quantitative components by client and transaction, enable the probability of failure to be estimated first and then, on the basis of estimates of loss given default, the expected loss.

• Economic capital, as the homogeneous metric of the risk assumed and the basis for measuring management, using RORAC, for pricing transactions (bottom up), and for analysis of portfolios and units (top down), and VaR, as the element of control and setting the market risk limits of the various trading portfolios.

• Analysis of scenarios and stress tests to complement the analysis of market and credit risk, in order to assess the impact of alternative scenarios, including on provisions and on the capital.

We calculate the minimum regulatory capital in accordance with Bank of Spain circular 3/2008, as amended, on determining and controlling the minimum equity of credit institutions. This regulation completed the transfer to Spanish banking legislation of various EU directives.

As a result of the new elements introduced into the regulatory framework, commonly known as BIS III, we have taken steps to apply with sufficient prevision the future requirements indicated in BIS III. This entails a greater requirement for high quality capital, sufficiency of capital conservation and counter cyclical measures.

Grupo Santander’s risk appetite

The risk appetite is defined in Santander as the amount and type of risks considered reasonable to assume for implementing its business strategy, so that the Group can maintain its ordinary activity in the event of unexpected events that could have a negative impact on its level of capital, levels of profitability and/or its share price.

The board is responsible for establishing the risk appetite and monitoring the risk profile and ensuring the consistency between them. Senior management is responsible for achieving the desired risk profile as well as managing risks on a daily basis. The establishment of the risk appetite covers both the risks whose assumption constitutes the strategic objective and for which maximum exposure criteria are set —minimum objectives of return/risk— as well as those whose assumption is not desired but which cannot be avoided in an integral way. The board will ensure that the amount and type of risks relevant for the Bank have been taken into account. These derive from the annual budget approved as well as the medium-term strategic plan which is approved by the board. It also ensures that sufficient resources have been assigned to manage and control these risks, at both the global and local levels.

The board regularly revises, at least once a year, the Group’s risk appetite and its management framework, analyzing the impact of unlikely but plausible tension scenarios and adopting the pertinent measures to ensure the policies are met.

The risk appetite is formulated for the whole Group as well as for each of its main business units. The boards of the subsidiaries must approve the respective risk appetite proposals adapted to the corporate framework.

Risk appetite framework

Santander’s risk appetite framework has quantitative as well as qualitative elements that are integrated into a series of basic metrics (applicable to both the Group as well as its main business units) and another series of transversal metrics which, because of their nature, are directly applied to the Group as a whole.

Qualitative elements of the risk appetite:

The qualitative elements of the risk appetite framework define, both generally and for the main risk factors, the positioning that Santander’s senior management wishes to adopt or maintain in the development of its business model. Generally, our risk appetite framework is based on maintaining the following qualitative objectives:

• A general medium-low and predictable risk profile based on a diversified business model, focused on retail banking and with an internationally diversified presence and with significant market shares. Develop a wholesale banking model which attaches importance to the relationship with clients in the Group’s core markets.

• Maintain a rating in a range between AA- and A- on the basis of the environment at both Group level as well as in the local units (in local scale), and the evolution of sovereign risk.

• Maintain a stable and recurring policy of profit generation and shareholder remuneration on the foundations of a strong capital base and liquidity and an efficient diversification strategy by sources and maturities.

• Maintain an organizational structure based on autonomous and self-sufficient subsidiaries in terms of capital and liquidity, minimizing the use of non-operational or investment companies, and ensuring that no subsidiary has a risk profile that could jeopardize the Group’s solvency.

• Maintain an independent risk function and intense involvement by senior management that guarantees a strong risk culture centered on protecting and ensuring an adequate return on capital.

• Maintain a management model that ensures a global vision of risks, through an environment of control and robust corporate monitoring of risks, with global scope responsibilities: all risk, all businesses, all countries.

• Focus the business model on those products which the Group has sufficient knowledge of and the management capacity (systems, processes and resources) for.

• The confidence of customers, shareholders, employees and professional counterparts, guaranteeing the development of their activity within its social and reputational commitment, in accordance with the Group’s strategic objectives.

• Maintain adequate and sufficient availability of the necessary human resources, systems and tools that guarantee the continuation of a risk profile compatible with the risk appetite established, both at the global and local levels.

• Implement a remuneration policy that contains the necessary incentives to ensure that the individual interests of employees and executives are aligned with the corporate framework of risk appetite and the evolution of the institution’s results over the long term.

Quantitative elements of risk appetite

The quantitative elements that comprise the risk appetite framework are specified in the following basic metrics:

• The maximum losses that the Bank has to assume;

• The minimum capital position that the Bank wants to maintain; and

• The minimum liquidity position that the Bank wishes to have in the event of unlikely but plausible tension scenarios.

We also have a series of transversal metrics to limit the excessive concentration of the Group’s risk profile, both by risk factors as well as from the standpoint of customers, businesses, countries and products.

The risk appetite framework distinguishes between:

a) Risk capacity: the maximum level of risk that the Group can technically assume in the development of its business plans without compromising its commercial viability;

b) Risk appetite: the level, type of risk and geographic distribution that the Group is ready to accept in order to attain the strategic objectives in its business plan; and

c) Objective risk: the level and type of risk the Group incorporates into its budgets.

Risk tolerance is defined as the difference between risk appetite and objective risk. The risk appetite framework includes setting a series of triggers as the risk tolerance is consumed. Once these levels are reached and the board is informed the necessary management measures are adopted so that the risk profile can be adjusted as needed.

Losses

One of the three basic metrics used to formulate Santander’s risk appetite is expressed in terms of the maximum losses it is prepared to assume in the event of unfavorable scenarios —internal and external— whose probability of occurrence is considered low but plausible.

We regularly conduct analysis of the impact, in terms of losses, of submitting the portfolios and other elements that make up the Bank’s risk profile to stress scenarios that take into account various degrees of the probability of occurring.

The time frame for materialization of the negative impact for all risks considered will normally be 12 months, except for credit risk where an additional impact analysis is conducted with a three year time frame.

Capital position

Santander wants to operate with a large capital base that enables it not only to comply with the regulatory requirements but also have a reasonable surplus of capital. Its core capital target is 10%, which is one percentage point above the 9% required by the European Banking Authority (EBA).

The capital target extends to a period of three years, within the capital planning process implemented in the Group.

Liquidity position

The Group’s liquidity management model is based on the following principles:

• Decentralized liquidity model: autonomy of the subsidiaries within liquidity levels coordinated at the Group level.

• Comfortable structural liquidity position supported by stable funding: mainly customer deposits (principally in the retail segment) and medium- and long-term wholesale funding (with an objective of an average maturity of more than three years).

• Ample access to wholesale markets and diversification by markets, instruments and maturities.

• High discounting capacity with central banks.

Bearing in mind the Group’s wish to be structured on the basis of autonomous subsidiaries, liquidity management is executed by each of our subsidiaries. All of them, thus, must be self-sufficient as regards the availability of liquidity.

Transversal metrics of risk appetite: concentration

Santander wants to maintain a well-diversified risk portfolio from the standpoint of its exposure to large risks, certain markets and specific products. In the first instance, this is achieved by virtue of Santander’s focus on retail banking business with a high degree of international diversification.

Concentration risk: this is measured via three focuses, which include limits set as signs of alert or control:

• Customer: individual and aggregate exposure to the 20 largest clients as a proportion of shareholders’ funds.

• Product: maximum exposure of clients to derivatives.

• Sector: maximum percentage of exposure of the portfolio of companies to an economic sector.

Specific objectives by type of risk

In addition, Grupo Santander’s risk appetite framework includes specific objectives for the following types of risk:

Credit risk

• Complete management of the credit risk cycle with a corporate model based on establishing budgets, their structural limits and management plans and on monitoring and control integrated with global reach responsibilities.

• Global and inter-related vision of the credit exposure, with portfolio vision, including, for example, lines committed, guarantees, off-balance sheet, etc.

• Involvement of the risk function in all credit risk admissions, avoiding the taking of discretionary decisions at the personal level, combined with a strict structure of delegation of powers.

• Systematic use of scoring and rating models.

• Centralized, real-time control of counterparty risk.

Market risk

• Moderate market risk appetite.

• Business model focused on the customer with scant exposure to own account business activities.

• Independent calculation of the results of market activities by the risk function.

• Daily centralized control of the market risk of trading activity (VaR).

• Strict control ex ante of products, underlying assets, currencies, etc., for which transactions are authorized as well as of the corresponding valuation models.

Structural risks

• Conservative management of balance sheet and of liquidity risk on the basis of what is stated in the previous sections.

• Active management of exchange rates in relation to the hedging of capital and the results in subsidiaries.

• Reduced sensitivity of margins and capital to changes in interest rates in stress situations.

• Limited assumption of credit risk in managing the Group’s balance sheet.

• Limited assumption of cross-border risk.

Technology and operational risk

• Supervision of technology and operational risk management through approval of the management framework and of the structure of the corresponding limits.

• Management focus centered on risk mitigation, based on monitoring and controlling gross losses/gross income, self- assessment questionnaires/risk maps and management indicators.

• Operational and technology integration model via corporate platforms and tools.

• Systems’ architecture with adequate redundancies and controls in order to guarantee a minimum probability of occurrence of high impact events and which, in their case, limit their severity.

• Business Continuity Master Plan with local developments; local plans of contingency coordinated with the corporate area of technology and operational risk.

Compliance and reputational risk

• Comply with all the regulatory requirements, ensuring qualifications and substantial recommendations are avoided in audits and supervisors’ reviews.

• Maintain the confidence of customers, shareholders and employees, as well as society in general, regarding solvency and reputation.

• Maintain a zero appetite in compliance and reputational risk through corporate policies, with local implementation, backed by risk indicators and the functioning of corporate and local committees that enable risk to be identified, monitored and mitigated in matters of:

– Prevention of money laundering: (analysis and resolution committee);

– Compliance (committee of compliance with regulations): Code of Conduct in the Securities Markets, transactions suspicious of market abuse, institutional relations, Markets in Financial Instruments Directive (MiFID); customers’ complaints to supervisors; data protection regulations and code of conduct of employees;

– Commercialization of products: reputational risk management office and committees of approval, marketing and monitoring of products, observing operational, conduct and reputational risk criteria.

• Registry and monitoring of disciplinary procedures, total cost by losses including fines and sanctions.

• Continuous monitoring of audits and revisions of the supervisors and of their corresponding recommendations in the sphere of compliance and reputational risk.

Risk appetite and living wills

We have an organizational structure based on autonomous and self-sufficient subsidiaries in terms of capital and liquidity, minimizing the use of non-operating or investment companies, and ensuring that no subsidiary has a risk profile that could jeopardize the Group’s solvency.

Grupo Santander was the first international financial institutions considered globally systemic by the Financial Stability Board to present (in 2010) to its consolidated supervisor (the Bank of Spain) its corporate living wills including, as required, a viability plan and all the information needed to plan a possible liquidation (resolution plan). Furthermore, and even though not required, in 2010 more summarized individual plans were drawn up for the main geographic units, including Brazil, Mexico, Chile, Portugal and the UK. The second version of the corporate living wills was presented in 2011 and also the second version of the main summarized local and voluntary plans, and progress was made in preparing the local obligatory plans for the Group’s entities which must be eventually presented.

Also noteworthy was the significant contribution that the living wills exercise made to the conceptual delimitation of the Group’s risk appetite and risk profile.

Part 2. Corporate governance of the risks function

The risk committee is responsible for proposing to the board the Group’s risk policy, the approval of which corresponds to the board under its powers of administration and supervision. The committee also ensures that the Group’s activities are consistent with its risk tolerance level and establishes the global limits for the main risk exposures, reviewing them systematically and resolving those transactions that exceed the powers delegated in bodies lower down the hierarchy.

The committee is of an executive nature and takes decisions in the sphere of the powers delegated in it by the board. It is chaired by the third vice-chairman of Grupo Santander and four other board members are also members of the committee.

The committee met 99 times during 2011, underscoring the importance that Grupo Santander attaches to appropriate management of its risks.

The main responsibilities of the board’s risk committee are:

• Propose to the board the risk policy for the Group, which must, in particular, identify:

– The different types of risk (operational, technological, financial, legal and reputational, among others) facing the Group.

– The information and internal control systems used to control and manage these risks.

– Set the level of risk considered acceptable.

– The measures envisaged to mitigate the impact of identified risks, in the event that they materialize.

• Systematically review exposures with the main customers, economic sectors, geographic areas and types of risk.

• Authorize the management tools and risk models and be familiar with the results of the internal validation.

• Ensure that the Group’s actions are consistent with the previously decided risk appetite level.

• Know, assess and monitor the observations and recommendations periodically formulated by the supervisory authorities in the exercise of their function.

• Resolve operations beyond the powers delegated to bodies lower down the hierarchy, as well as the global limits of pre-classification of economic groups or in relation to exposures by classes of risk.

The board’s risk committee delegates some of its powers to risk committees which are structured by geographic area, business and types of risk, all of them defined in the corporate governance risk model.

In addition, both the executive committee and the Bank’s board pay particular attention to management of the Group’s risks.

The Group’s third vice-chairman is the maximum executive in risk management. He is a member of the board and chairman of the risk committee. Two executive vice-presidents of risks, which are independent of the business areas, both from the hierarchical and functional standpoint, report to the third vice-chairman.

• The general directorate of risk (GDR) is responsible for the executive functions of credit and financial risk management and is adapted to the business structure, both by customer type as well as by activity and country (global/local vision). The GDR is structured around two fundamental functions, which are replicated locally and globally:

– A corporate structure, with global scope responsibilities (“all risk, all countries”), entrusted with establishing the policies, methodologies and control. In this block, also called Intelligence and Global Control, are the areas/functions of solvency risks, market risk and methodology.

– A structure of businesses, focused on executing and integrating management of the risk functions in the Group’s local and global commercial businesses. In this block, also called Execution and Integration in Management, the following areas/functions are grouped: management of standardized risks, management of segmented company risks, global recoveries, management of wholesale banking risk, management of Santander Consumer Finance risks and management of global business risks.

Complementing the three corporate structure areas and the six business areas is the area of global and systemic governance, which supports and advises the GDR, and is responsible for implementing the organizational model, overseeing effective execution of internal control and the systems model.

These functions have a global action sphere, i.e. they intervene in all the units where the risk division acts and there is a reflection of the same structure in the local units. The main elements through which the global functions are replicated in each of the units are corporate frameworks. These are central elements to communicate and transfer global practices, reflect the criteria and policies for each of the areas and set the Group’s compliance standards to be applied in all local units.

Generally speaking it is possible to distinguish the main functions developed respectively by the GDR’s global areas and by the units:

– The GDR establishes risk policies and criteria, the global limits and the decision-making and control processes; it generates management frameworks, systems and tools; and adapts the best practices, both the banking industry’s as well as those of the different local units, for their implementation in the Group.

– The local units apply the policies and systems to the local market: they adapt the organization and the management frameworks to the corporate frameworks and they contribute critical and best practices and lead the local sphere projects.

• General directorate of integral control and internal validation of risks, which has global reach responsibilities of corporate nature and support for the Group’s governance bodies, which are:

– Internal validation of credit, market and economic capital risk models in order to assess their suitability for management and regulatory purposes. Validation involves reviewing the models’ theoretical foundations, the quality of the data used to build and calibrate it, the use to which it is put and the process of governance associated.

– Integral control of risks, including supervising the quality of the Group’s risk management, guaranteeing that the management and control systems of the various risks inherent in its activity comply with the most demanding criteria and best practices observed in the banking industry and/or are required by regulators, and verifying that the profile of effective risk assumed is adjusted to what senior management has established.

Part 3. Integral control of risk

Grupo Santander launched in 2008 the function of integral control of risks, anticipating the new regulatory requirements, then being discussed in the main organizations and forums — Basel Committee, CEBS, FSF, etc.,— as well as the recommendations on best risk management practices formulated by various public and private bodies.

Organization, mission and features of the function

The organization of this function is part of the directorate general of integral control and internal validation of risk. This function supports the Group’s governance bodies in risk management and control.

Particular attention is paid to credit risk (including the risks of concentration and counterparty); market risk (including liquidity risk as well as structural risks of interest rates and exchange rates); operational and technology risks and compliance and reputational risk.

Integral control of risks is based on three complementary activities:

1) Ensure that the management and control systems of the various risks inherent in Grupo Santander’s activity meet the most demanding criteria and the best practices observed in the industry and/or required by regulators;

2) Ensure that senior management has at its disposal an integral vision of the profile of the various risks assumed and that these risks are in line with the previously agreed appetite for risks; and

3) Supervise appropriate compliance in time and form with the recommendations drawn up for risk management matters following inspections by internal auditing and by the supervisors to whom Santander is subject.

Internal control of risk supports the work of the risk committee, providing it with the best practices in risk management.

The main features of this function are:

• Global and corporate scope: all risks, all businesses, all countries;

• It is configured as a third layer of control, following the one by the person responsible for managing and controlling each risk in the sphere of each business or functional unit (first layer of control) and the corporate control of each risk (second layer). This ensures the vision and thus integral control of all risks incurred during the year in Santander’s activity.

• Special attention is paid to the development of best practices in the sphere of the financial industry, in order to be able to incorporate within Santander and at once any advances deemed opportune.

• Both the information available as well as the resources that Grupo Santander assigns to controlling the various risks are optimized, avoiding overlapping.

Methodology and tools

This function is backed by an internally developed methodology and a series of tools that support it, in order to systemize it and adjust it to Santander’s specific needs. This enables application of the methodology to be formalized and traceable. The methodology and the tools of the three activities are articulated through the following modules:

Module 1

A guide of tests or reviews exists for each risk, divided in spheres of control (for example, corporate governance, organizational structure, management systems, integration in management, technology environment, contingency plans and business continuity, etc.).

Applying the tests and obtaining the relevant evidence, which is assessed and enables the parameters of control of the various risks to be homogenized, is done every 12 months. New tests are incorporated where needed. The tests were fully reviewed during 2011, using as a reference the best practices most recently observed in the banking industry and/or required by the regulators, and also taking into account the experience garnered in previous years in this sphere.

The support tool is the risk control monitor (RCM), which is a repository of the results of each test and its work papers. A review of the situation of each risk is also conducted every six months, with monitoring of the recommendations that emanate from the annual report of integral control.

Module 2

Senior management is able to monitor the integral vision of the various risks assumed and their adjustment to the previously formulated risk appetites.

Module 3

In order to monitor proactively the recommendations made by internal auditing and by the supervisors regarding risk control and management. We have a tool called SEGRE, which enables us to register the recommendations arising from integral control.

The Bank of Spain can access these tools if it so wishes and thus also the work papers used to develop the function of integral control of risks.

The following relevant issues took place during 2011:

(a) The third cycle of reviewing the various risks was completed in close contact with the corporate areas of control, contrasting and assessing the control and management systems of these risks. Improvements were identified and made into recommendations —with their corresponding schedule for implementation agreed with the risk areas— along with half yearly monitoring of the progress achieved on the recommendations made in 2010.

(b) The board and the executive committee were regularly informed and given an integral vision of all risks, and the risk committee and the audit and compliance committee were also informed of the function’s performance.

(c) Work continued on extending the integral control of risks model to the Group’s main units, also coordinating the initiatives in this sphere in the various countries; and

(d) There was also participation, in coordination with the public policy and other areas, in representing the Group in forums such as the Financial Stability Board (FSB) and Eurofi in matters such as transparency in information on risks.

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

• Standardized: a customer who has not been specifically assigned a risk analyst. This category generally includes individuals, individual businessmen and retail banking companies that are not segmented. Management of these risks is based on internal models of assessment and automatic decisions, complemented where the model does not go far enough or is not sufficiently precise by teams of analysts specialized in this type of risk.

4.2 Main volume and performance

The Group’s credit risk profile is characterized by diversified geographic distribution and predominantly retail banking activity.

A. Global map of credit risk, 2011

The table below sets out the global credit risk exposure in nominal amounts (except for derivatives and repos exposure which is expressed in equivalent credit) at December 31, 2011.

The year 2011 was characterized by small growth of 0.8% in the credit risk exposure due, on the one hand, to the deconsolidation of Santander Consumer USA, which mainly reflects a drop in the effective credit amount by customer and, on the other, the combination of two factors: a reduction in disbursements by customer (-0.2%), as a result of the lower volume of committed lines in an economic environment of weaker demand for loans in the main units; and growth in the effective amount with credit institutions (13.6%).

Excluding the exchange rate impact during 2011 of the main currencies against the euro, and the change in the aforementioned consolidation method, the increase in the exposure would have been 2.8%.

Spain was still the main unit as regards exposure to credit risk, although credit risk in Spain was 1.4% less than at the end of 2010. Of note in the rest of Europe, which accounts for more than one-third of the credit exposure, is the presence in the UK. Overall, Europe, including Spain, accounted for 71% of the total exposure.

In Latin America, which accounted for 22% of the exposure, 97% of the exposure to credit risk is classified as investment-grade.

The US accounted for 6.1% of the Group’s total credit exposure at the end of 2011.

Grupo Santander—Gross exposure to credit risk classified in accordance with legal company criteria

Million euros. Data at December 31, 2011.

	Outstanding to customers	Commitments to customers	Sovereign fixed income (excluding trading)	Private fixed income (excluding trading)	Outstanding to credit entitles	Commitments to credit entitles	Derivatives and Repos (REC)	Total
Spain	252,165	55,526	32,318	8,040	33,092	3,465	36,535	421,142
Parent bank	151,644	42,075	21,025	5,356	25,094	3,236	30,232	278,663
Banesto	73,184	7,674	7,223	1,129	6,178	218	5,658	101,264
Others	27,337	5,777	4,070	1,555	1,820	10	646	41,215
Rest of Europe	341,350	50,232	6,292	4,664	33,374	0	11,840	447,754
Germany	30,413	536	0	93	2,492	0	8	33,541
Portugal	25,858	6,036	3,734	1,744	1,698	0	2,171	41,241
UK	248,425	39,500	0	2,679	27,757	0	8,961	327,321
Others	36,655	4,161	2,558	148	1,428	0	700	45,651
Latin America	148,579	56,992	20,079	5,879	30,849	0	9,919	272,297
Brazil	88,398	40,804	13,194	4,857	23,760	0	5,305	176,317
Chile	27,888	7,103	1,948	527	3,527	0	2,414	43,406
Mexico	18,101	7,501	3,376	324	1,600	0	1,874	32,777
Others	14,192	1,584	1,562	171	1,961	0	327	19,797
United States	43,107	15,271	1,437	10,577	2,766	0	559	73,717
Rest of world	774	72	2	1	115	0	0	964
Total group	785,975	178,094	60,129	29,160	100,196	3,465	58,854	1,215,874
% of total	64.6%	14.6%	4.9%	2.4%	8.2%	0.3%	4.8%	100.0%
% change. s/Dec. 10	-0.2%	-0.2%	-0.2%	-1.3%	13.6%	132.4%	-2.8%	0.8%

ECR (equivalent credit risk: net value of replacement plus the maximum potential value. Includes mitigants)

Balances with customers include contingent risks and exclude repos (EUR 8,467 million) and other customer financial assets (EUR 20,137 million)

The total fixed income excludes the portfolio of trading and investments of third party takers of insurance.

Sovereign fixed income refers to securities issued by public administrations in general, including the state, regional and local administrations and institutions that operate with the guarantee of the state.

Balances with credit entities and central banks include contingent risks and exclude repos, the trading portfolio and other financial assets. Of the total, EUR 81,611 million are deposits in central banks.

B. Evolution of the magnitudes in 2011

The evolution of non-performing loans reflect the impact of the deterioration of the economic environment, while the reduction in the cost of credit during 2011 underscores the prudent and anticipative management of risk, enabling Santander, in general, to maintain both figures lower than those of its competitors. As a result, we maintain a significant level of coverage.

The NPL ratio was 3.89% at the end of 2011 (+34 basis points). Growth in this ratio slowed down in the last few quarters of 2011. NPLs declined in Santander Consumer Finance and Sovereign and rose in the countries most affected by the crisis (Spain and Portugal) and, to a lesser extent, in those with a better situation in the economic cycle, such as the UK. In the whole of Latin America, the rise in the NPL ratio went hand in hand with the growth in lending, with increases in Brazil mainly relating to loans to individuals (consumer loans and credit cards), and the incorporation in the second quarter of GE Capital Corporation’s mortgage portfolio in Mexico. NPL coverage was 61.4% compared to 72.7% at the end of 2010.

Specific provisions for loan losses, net of bad debt recoveries, amounted to €11,137 million, 1.41% of the average credit exposure with customers (the year’s average lending plus financial guarantees), down from 1.56% in 2010.

Grupo Santander—Risk, NPLs, coverage, provisions and cost of credit

Million euros

	Credit risk with customers(*) (million euros)		NPL ratio %		Coverage %		Spec, prov net of recovered write-offs(**) (million euros)		Credit cost of risk(3) %
	2011	2010	2011	2010	2011	2010	2011	2010	2011(2)	2010(1)
Continental Europe	364,622	370,673	5.20	4.34	55.5	71.4	4,569	6,190	1.10	1.62
Santander Branch Network	118,060	126,705	8.47	5.52	39.9	51.8	1,735	2,454	1.42	1.89
Banesto	78,860	86,213	5.01	4.11	53.1	54.4	778	1,272	0.96	1.52
Santander Consumer Finance	63,093	67,820	3.77	4.95	113.0	128.4	1,503	1,884	1.43	2.85
Portugal	30,607	32,265	4.06	2.90	54.9	60.0	283	105	0.90	0.30
United Kingdom	255,735	244,707	1.86	1.76	38.1	45.8	779	826	0.32	0.34
Latin America	159,445	149,333	4.32	4.11	97.0	103.6	5,379	4,758	3.57	3.53
Brazil	91,035	84,440	5.38	4.91	95.2	100.5	4,554	3,703	5.28	4.93
Mexico	19,446	16,432	1.82	1.84	175.7	214.9	293	469	1.63	3.12
Chile	28,462	28,858	3.85	3.74	73.4	88.7	395	390	1.40	1.57
Puerto Rico	4,559	4,360	8.64	10.59	51.4	57.5	95	143	2.25	3.22
Colombia	2,568	2,275	1.01	1.56	299.1	199.6	14	15	0.59	0.68
Argentina	4,957	4,097	1.15	1.69	206.9	149.1	29	26	0.67	0.72
Sovereign	43,052	40,604	2.85	4.61	96.2	75.4	416	479	1.04	1.16
Total Group	822,657	804,036	3.89	3.55	61.4	72.7	11,137	12,342	1.41	1.56

Memo item
Spain	271,180	283,424	5.49	4.24	45.5	57.9	2,821	4,352	1.04	1.53

(*)	indudes gross loans to customers, guarantees and documentary credits (ECR EUR. 8,339 million)
(**)	Bad debts recovered.
(1)	Excludeds the incorporation of AIG in Satander Consumer Finance Poland.
(2)	Excludes the incorporation of Bank Zachodni WBK.
(3)	(Specific provisions-bad debts recovered/Total average credit risk.

C. Distribution of credit risk

The charts below show the diversification of Santander’s loans by countries and customer segments. The Group is geographically diversified and focused on its main markets.

Grupo Santander’s profile is essentially retail (85.6% retail banking), and most portfolios are comprised by products with a real guarantee (e.g. mortgages).

The distribution by geographic area and product of lending in the segment of standardized risks is set out below.

4.3 Metrics and measurement tools

A. Rating tools

We have been using since 1993 our own models for assigning solvency and internal ratings (known as internal ratings or scoring), which measure the degree of risk of a client or transaction. Each rating or scoring corresponds to a certain probability of default or non-payment, determined on the basis of the Bank’s past experience, except for some termed low default portfolios, where the probability is assigned using external sources. The Group has more than 200 internal rating models in the admission process and risk monitoring.

Global rating tools are used for the segments of sovereign risk, financial institutions and global wholesale banking. Their management is centralized in the Group, both to determine their rating and to monitor the risk. These tools assign a rating for each customer resulting from a quantitative or automatic module, based on balance sheet ratios or macroeconomic variables, and supplemented by the expert view of an analyst.

In the case of companies and institutions under individualized management, the parent company of Grupo Santander has defined a single methodology for formulating a rating in each country. The rating is determined by an automatic model which reflects a first intervention by the analyst and which can or not be later complemented. The automatic model determines the rating in two phases, one quantitative and the other qualitative based on a corrective questionnaire which enables the analyst to modify the automatic scoring by a maximum of ±2 points of rating. The quantitative rating is determined by analyzing the credit performance of a sample of customers and the correlation with their financial statements. The corrective questionnaire has 24 questions divided into six areas of assessment. The automatic rating (quantitative + corrective questionnaire) can be changed by an analyst by writing over it or by using a manual assessment model.

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

In the case of standardized risks, both for companies as well as individuals, there are scoring tools which automatically assess the operations.

These admission systems are complemented by performance assessment models which enable the risk assumed to be better predicted. They are used for both preventative activities as well as sales and assigning limits

B. Parameters of credit risk

The assessment of a customer or operation, through ratings or scorings, constitutes a judgment of the credit quality, which is quantified via probability of default (PD in the terminology of Basel).

As well as the probability of default, quantifying credit risk requires other parameters to be estimated such as exposure at default (EaD) and the percentage of EaD that might not be recovered (loss given default or LGD). Other aspects are also included such as quantifying off-balance sheet exposures, which depend on the type of product, or analysis of expected recoveries, related to the guarantees existing and other features of the operation: type of product, maturity, etc.

These factors comprise the main credit risk parameters. Their combination enables the probable or expected loss (EL) to be calculated. This loss is considered as one more cost of the activity as it reflects the risk premium and should be incorporated into the price of transactions.

The following charts show the distribution of failed consumer loans and mortgages since 2001 for the Parent bank on the basis of the percentage recovered after discounting all the costs —including the financial —of the recovery process.

The risk parameters also calculate the regulatory capital in accordance with the rules derived from Circular 3/2008 of the Bank of Spain, as amended. The regulatory capital is the difference between the unexpected and the expected loss.

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

The estimation of the EaD comes from comparing the use of the lines committed at the moment of default and a normal situation.

The parameters estimated for global portfolios are the same for all the Group’s units. A financial institution with a rating of 8.5 will have the same PD regardless of the unit in which its exposure is recorded. On the other hand, retail portfolios have specific scoring systems in each unit of the Group. This requires separate estimates and specific assignment in each case.

The parameters are then assigned to the transactions present in the balance sheet of units in order to calculate the expected losses and the capital requirements associated with their exposure.

C. Master scale of global ratings

The following tables are used to calculate regulatory capital. They assign a PD on the basis of the internal rating, with a minimum value of 0.03%.

Probability of default

Wholesale Banking		Banks
Internal rating	PD	Internal rating	PD
8.5 to 9.3	0.030%	8.5 to 9.3	0.030%
8.0 to 8.5	0.033%	8.0 to 8.5	0.039%
7.5 to 8.0	0.056%	7.5 to 8.0	0.066%
7.0 to 7.5	0.095%	7.0 to 7.5	0.111%
6.5 to 7.0	0.161%	6.5 to 7.0	0.186%
6.0 to 6.5	0.271%	6.0 to 6.5	0.311%
5.5 to 6.0	0.458%	5.5 to 6.0	0.521%
5.0 to 5.5	1.104%	5.0 to 5.5	0.874%
4.5 to 5.0	2.126%	4.5 to 5.0	1.465%
4.0 to 4.5	3.407%	4.0 to 4.5	2.456%
3.5 to 4.0	5.462%	3.5 to 4.0	4.117%
3.0 to 3.5	8.757%	3.0 to 3.5	6.901%
2.5 to 3.0	14.038%	2.5 to 3.0	11.569%
2.0 to 2.5	22.504%	2.0 to 2.5	19.393%
1.5 to 2.0	36.077%	1.5 to 2.0	32.509%
< 1.5	57.834%	< 1.5	54.496%

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

D. Distribution of EaD and expected loss (EL) associated

The table below sets out the distribution by segments of the outstanding credit exposure to customers in terms of EaD, PD, LGD and EL. Approximately 78% of total risk with clients (excluding sovereign, counterparty risks and other assets) corresponds to companies, SMEs and loans to individuals, underlining the retail focus of business and of Santander’s risks. The expected loss from customer exposure is 1.30% (1.05% for the Group’s total credit exposure), which can be considered as a medium-to-low risk profile.

Segmentation of credit risk exposure

Million euros %

	EaD(1)%		PD. Average	LGD Average	EL
Sovereign debt	159,775	15.2%	0.14%	13.9%	0.02%
Counterparty	51,574	4.9%	0.27%	59.6%	0.16%
Public sector	14,654	1.4%	1.44%	14.8%	0.21%
Corporate	155,702	14.8%	0.94%	39.9%	0.37%
SMEs	163,005	15.5%	5.44%	30.5%	1.66%
Mortgages (individuals)	330,435	31.5%	3.10%	8.9%	0.28%
Consumer loans	124,913	11.9%	7.94%	55.1%	4.38%
Credit cards of individuals	32,374	3.1%	4.74%	64.8%	3.07%
Other assets	17,465	1.7%	3.73%	27.5%	1.02%
Memorandom item customers(2)	821,083	78.2%	3.93%	33.1%	1.30%

Total	1,049,897	100%	3.17%	33.0%	1.05%

Data at December 2011.

(1)	Excluding doubtful loans.
(2)	Excluding sovereign debt, banks and other financial entities and other assets.

4.4. Loss observed: measurements of credit cost

As well as using these advanced models, other usual measures are employed which provide prudent and effective management of credit risk on the basis of the loss observed.

Our cost of credit is measured by various means: change in net entries (final doubtful loans –initial doubtful loans + write offs –recovered write offs), net loan-loss provisions (net specific provisions – recovered write-offs) and net write-offs (write offs – recovered write-offs).

The three approaches measure the same reality and, consequently, converge in the long term although they represent successive moments in credit cost measurement: flows of non-performing loans (non-performing loans management variation, NPLMV), coverage of doubtful loans (net loan-loss provisions, NLLPs) and becoming write offs (net write-offs), respectively. This without detriment, that in the long term and within the same economic cycle, the three approaches may show differences at certain times, particularly significant at the start of a change of cycle. These differences are due to the various moments at which the losses are calculated, which are basically determined by accounting rules. In addition, the analysis can be complicated by changes in the policy of coverage and entry into write offs, composition of the portfolio, doubtful loans of entities acquired, changes in accounting rules, sale of portfolios, etc.

The following charts reflect the cost of Grupo Santander’s credit risk in its main areas of activity in 2011 and the comparison with prior years, measured in various ways:

The general trend over the past few years has been to maintain the cost of Santander’s credit at low levels. In 2011, the decline of 15 basis points in the cost of credit (measured by net-loan loss provision) was due to the still significant deterioration of the economic environment and of the mix of retail portfolios which, although with a higher expected loss, have higher levels of direct and indirect profitability and a more predictable nature of risk.

4.5 Credit risk cycle

Risk management consists of identifying, measuring, analyzing, controlling, negotiating and deciding the risks incurred by the Group’s transactions. The process involves risk takers and senior management, as well as the risk areas.

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

• Sale: this covers the phase of decision-making both for transactions under pre-classification as well as one-off transactions.

• After sale: monitoring, measurement, control and recovery management.

A. Planning and setting limits

Setting limits is a dynamic process which identifies the Group’s risk appetite by discussing business proposals and the opinion of the risk division.

The global plan of limits, the document drawn up on the basis of consensus which provides complete management of the balance sheet and of the inherent risks, establishes the risk appetite in the various factors.

The limits are based on two structures: customers/segments and products.

The most basic level in individualized management is the customer and when certain features are present —generally of relative importance— an individual limit (pre-classification) is set.

A pre-classification model based on a system for measuring and monitoring economic capital is used for large corporate groups. A more simplified version is used for those companies who meet certain requirements (high knowledge, rating, etc.).

In the sphere of standardized risk, the planning and setting of limits is done through credit management programs (CMPs), a document prepared by consensus between the business and risk areas and approved by the risk committee or committees delegated by it. The CMPs set out the expected results of business in terms of risk and return, as well as the limits to which activity is subject and management of the associated risks.

B. Risk study and process of credit rating

The study of risk is obviously a prior requirement for authorizing customer transactions by the Group.

This study consists of analyzing the capacity of the customer to meet their contractual obligations with the Bank. This entails analyzing the customer’s credit quality, risk transactions, solvency and return in accordance with the risk assumed.

The risk study is carried out every time there is a new customer or transaction or with a pre-established regularity, depending on the segment. In addition, the rating is studied and reviewed every time there is an alert or something that affects the customer/operation.

C. Decisions on transactions

The purpose of the decision-making process is to analyze and resolve transactions, taking into consideration both the risk appetite as well as those elements of the transaction that are relevant in the search for the balance between risk and return.

The Group has been using RORAC methodology (return on risk adjusted capital) since 1993 to analyze and set prices for transactions and businesses.

D. Monitoring

As well as the tasks carried out by the internal auditing division, the directorate general of risks, through local and global teams, controls credit quality by monitoring the risks and has the resources and specific staff to do it.

The monitoring is based on a continuous process of permanent observation, which enables incidents to be detected in advance in the evolution of risk, transactions, customers, and their environment in order to take steps to mitigate them. The monitoring is conducted on the basis of customer segmentation.

The Group has a system called companies in special watch (FEVE) which identifies four levels on the basis of the degree of concern arising from the circumstances observed (extinguish, secure, reduce, monitor). The inclusion of a company in FEVE does not mean there have been defaults, but rather the advisability of adopting a specific policy toward that company and establishing the person and time frame for it. Clients in FEVE are reviewed at least every six months, and every quarter for the most serious cases. A company can end up in special watch as a result of monitoring, a review conducted by internal auditing, a decision of the person responsible for the company or the entry into functioning of the system established for automatic warnings.

Ratings of risk balances according to the FEVE monitoring system

Million euros at December 2011

	Extinguish	Secure		Reduce		Monitor	Total
Retail banking Spain	4,760	485		11,250		12,649	29,143
Banesto	7,467	151		2,018		11,154	20,790
Portugal	394	247		987		2,221	3,848
Poland	1,112	N.A.	(*)	N.A.	(*)	417	1,529
United Kingdom	235	60		844		1,923	3,062
Sovereign	1,678	46		1,167		2,002	4,894
Latin America	1,339	437		1,876		7,248	10,901

Total	16,984	1,426		18,142		37,614	74,166

Note: 2011 shows the application of the FEVE tool in Poland. The classification of risk in FEVE is independent in each institution and responds to the various criteria for classification of these risks and management of them on the basis of the category in which they are classified.

(*)	Not applicable.

Ratings are reviewed at least every year, but if weaknesses are detected, or on the basis of the rating, it is done more regularly.

As regards the risks of standardized clients, the main indicators are monitored in order to detect shifts in the performance of the loan portfolio with respect to the forecasts made in the credit management programs.

Payment restructurings and agreements

Restructuring

The restructuring of debts is part of the continuous management of risks with customers although it is during periods of economic downturn when this practice assumes greatest importance. It arises when the customer is not in a condition to comply with the payment obligations contracted with the Bank and so the possibility of adjusting the debt to the customer’s new payment capacity and/or improve the guarantees is contemplated.

The use of debt restructuring by Grupo Santander’s banks makes it necessary to establish common practices, which enable these risks to be overseen. With this in mind, the corporate policy for restructuring the debts of customers was created, approved by the risk committee, which incorporates a series of definitions, general principles and policies that must be applied throughout the Group.

Within the activity of continuous monitoring, the risk departments and the business area of recoveries, in coordination with the business areas, carry out centralized actions to identify those customers who might need to restructure their debts. The payment capacity is the central factor of analysis, given that the purpose of restructuring is that the customer continues to pay back their loans. The factors taken into consideration are indicative of the changes in the economic situation and, thus, signify deterioration in the customer’s payment capacity.

The risk departments, in coordination with the business area of recoveries, are entrusted with approving the restructuring operation, modifying the terms of the loan and improving guarantees, if possible, as well as analyzing the risks assumed.

Grupo Santander restricts restructuring, with rigorous and selective criteria, to transactions:

• in which the original credit had not suffered a very severe deterioration;

• where the customer wishes to pay;

• that improve the Bank’s position in terms of expected loss; and

• where restructuring does not discourage additional efforts by the customer.

In standardized customers, the general principles stated below are applied rigorously, tending to exceptional circumstances when necessary. In the case of segmented customers, these principles can be used as an element of reference, but particularly important is individualized analysis of each case.

• The customer’s overall risk is assessed.

• The risk with the customer does not increase.

• All the refinancing alternatives are assessed and their impact, ensuring that their results would be better than those likely to be obtained if this process was not carried out.

• Particular attention is paid to guarantees and the possible future evolution of their value.

• Their use is restricted, rewarding the restructuring of risks with additional efforts by customers and avoiding actions that only postpone the problem.

• Monitoring of these operations is carried out in a special way, and maintained until the total extinction of the debt.

• For segmented customers, a very detailed analysis is carried out, case by case, where the expert opinion enables adjustment of the most appropriate conditions.

As well as close monitoring of these portfolios by the Group’s risk management teams, both the various supervisory authorities to which Grupo Santander is subject and the internal audit of the Group pay particular attention to control and appropriate assessment of the restructured portfolios.

Depending on the management situation in which transactions under restructuring are, we distinguish two types of transactions:

• Those for customers under normal classification (without non-performing loans) who, due to a change in their economic situation, could suffer an eventual deterioration in their payment capacity. This contingency can be resolved by adapting the debt conditions to the customer’s new capacity, thereby facilitating compliance with the payment obligation. These operations are not the subject of concern, but a one-off circumstance to tackle within the normal customer relationship. Moreover, as there was no need to anticipate possible losses, it is not necessary to make loan-loss provisions to cover these transactions. Once the conditions have changed, there is an increased probability that the customer will comply with the payment obligations.

• Loans classified as non-performing, due to delays in payment or other situations, are known as refinancing.

Refinancing does not signify release of provisions. The classification of the risk as non-performing is maintained unless:

• the criteria envisaged in the regulations based on Bank of Spain circulars (payment of ordinary interest pending and, in any case, contribution of new effective guarantees or a reasonable certainty of payment capacity) are met; and

• the conditions under the criteria of prudence in the Group’s corporate policy (sustained payment during a period of between 3 and 12 months, on the basis of the features of the operation and the type of guarantees existing) are met.

As for loan-loss provisions, the restructuring must not carry weight in assigning provisions for a particular transaction. Any irregular situation in the restructured transaction implies its classification as substandard and consequently entails an increase in provisions for the Group. In restructured transactions that return to a non-performing status, the applicable coverage percentage will be calculated on the basis of the date when the transaction first became non-performing.

The amount of the portfolio refinanced at the end of 2011 was barely 1% of the Group’s total lending and its structure was as follows:

Amount of the refinanced portfolio. Main countries

Million euros

Spain	4,172
Portugal	914
UK	1,007
Brazil	2, 844
Latin America	496
Sovereign	338

The structure by segments of the total refinanced portfolio at the end of 2011 was as follows:

Structure by segment of the total refinanced portfolio

Million euros

Mortgages	2,037
Consumer	2,617
Companies	4,497
Corporate	1,016

Payment agreements

These criteria are mainly aimed at situations of low impact on the customer’s payment capacity. For situations of serious deterioration, restructuring the loan is not considered an option and agreements are sought with the customer to recover all or part of the loan, thereby minimizing losses. In these circumstances, one or several of the following conditions are present:

• There is not a reasonable certainty of payment; delays of 180 days or debts classified as bad.

• Contractual conditions were agreed that do not meet the general principles set out in the corporate policy of restructuring mentioned in the previous section: condonation of the principle and/of interest payments, a quota that does not cover the ordinary interest or there is an increase in the risk.

The logic of normalization of these transactions is based on using as a rule the experience with the customer, setting a graduation in the level of requirement of the observation periods considering both the customer’s initial situation before renegotiation, as well as the concessions made by the bank to reach the agreement. The greater the deterioration, the greater the degree of prudence, establishing a longer observation period. When estimating the length of a possible real recovery of the payment capacity a period of between 18 and 24 months is considered for an agreement without a haircut, and between 24 and 36 months for an agreement with a haircut.

Credit exposure in Spain

a. General view of the portfolio

At the end of 2011, Santander’s total credit exposure (including guarantees and documentary credits) in Spain amounted to €271,180 million, with an appropriate level of diversification, both by product as well as customer segment.

The credit risk of commercial networks of the main businesses in Spain (Santander Branch Network, Banesto, Banif and Santander Consumer) accounted for 23% of the Group’s total, distributed as follows:

(*)	Comps. Indv. Man: Companies individually managed

In accordance with Bank of Spain rules, we regard as doubtful loans those which have not been serviced for more than 90 days and include the total debt of the customer when the unpaid part represents more than 25% of the total or when pre-judicial actions are taken. Also considered as doubtful loans are those which, without entering into non-compliance, have reasonable doubts of being fully repaid. These criteria are not limited to just credit risk in Spain, but also to all units, where these are combined with the regulations that each local regulator has established.

The NPL ratio in Spain in 2011 was 5.49%, concentrated in those sectors which were most affected by the economic downturn. Although this figure is higher than in 2010 (4.24%), its increase was below the aggregate rise of banks in Spain (according to the regular information published by the Bank of Spain). This underscored the Group’s traditionally prudent risk management criteria as well as the fact that the NPL ratios of a large percentage of the credit portfolios in Spain registered lower growth during the year. Santander’s positive differential with the Spanish banking system widened in 2011 by 67 basis points

At December 31, 2011, total provisions for covering the possible loss of these risks represent coverage of 45.5%.

In line with the Bank of Spain’s rules and indications, loans classified as substandard are those which, while being up to date on payments and with no reason to be classified as doubtful, show some weakness which could lead to non- payments and losses, as they involve the weakest customers from certain collectives or sectors affected by extraordinary circumstances of greater risk.

b. Analysis of the mortgage portfolio of individual customers

In line with the Bank of Spain’s guidelines for greater transparency in information for the market regarding property, the table below sets out the loans granted to households to buy homes by the main businesses in Spain. This portfolio, one of the main ones in Spain, stood at €59,453 million at the end of 2011 (22% of total credit risk in Spain). Of this, 98% of the loans have mortgage guarantees.

Lending to households to acquire homes

Million euros

	Gross amount	Of which: doubtful
Loans to acquire property	59,453	1,607
Without mortgage guarantee	918	28
With mortgage guarantee	58,535	1,579

The mortgage guarantees of loans to households for the acquisition of property disclosed in the table above consist of the acquired property, to which the Group always has a first priority claim in the event of default. As of December 31, 2011, 97% of these mortgage loans financed the purchase of a primary residence.

The NPL ratio of the portfolio with mortgage guarantee, which reflects the evolution of the economic environment during 2011, was 2.7% at the end of the year, 50 basis points more than in 2010 and well below that of other businesses in Spain.

The portfolio of mortgages for property in Spain has features that maintained its medium-low risk profile and had limited expectations of further deterioration:

• All mortgages pay principal from the very first day of the transaction.

• The usual practice is to repay it ahead of time and so the average life of the transaction is well below that of the contract.

• The Bank has recourse to all of the borrower’s assets, not just the property.

• Most mortgages have variable interest rates with spreads over Euribor.

• High quality of collateral, almost entirely in mortgages for the first residence.

• 88% of the portfolio has a LTV of less than 80%, calculated as the total risk against the amount of the latest available valuation.

• The average affordability rate remained at close to 29%.

LTV ranges. Total

Million euros

Unless otherwise stated, all LTV ratios disclosed in this report refer to LTV ratios upon origination. Nevertheless, for internal management purposes, we update LTV ratios for the Spanish portfolio at least once a year taking into consideration the housing price index published by the corresponding government institution.

Additionally, if a debt is approaching a doubtful status, we update the appraisals which are then used to estimate allowances for loan losses.

The following table shows a detail of the loans granted to households for the acquisition of homes by the main businesses in Spain with the updated LTVs calculated for internal management purposes, taking into consideration published housing price indices.

In millions of euros	31/12/11
	Loan to value
	Less than or equal to 40%	More than 40% and less than or equal to 60%	More than 60% and less than or equal to 80%	More than 80% and less than or equal to 100%	More than 100%

Gross amount	15,653	14,053	16,747	9,518	2,564

At year-end, the recalibration of our internal models considered the recent occurrence of significant valuation declines. Since this type of portfolio (home purchase loans to individuals) has a very low NPL ratio (2.7%) that is stable over time, and the average LTV ratios (51.6%) are low as a percentage of the debt, the recent decreases in value of the properties pledged as collateral for these transactions did not have an effect on the credit loss provisions recognized for these transactions.

Despite the economy’s situation and its gradual deterioration during the last three years, the measures taken in admission produced a good evolution of vintages. For new loans between 2008 and 2011 in the Santander network in Spain, the maturity of vintages is shown below.

c. Financing provided for construction and real estate promotion with real estate purpose

Lending to these sectors, in line with the Bank of Spain’s guidelines regarding classification by purpose, amounted in Spain to €23,442 million, 25% lower than in 2009 and 14% below 2010 using like-for-like criteria. This represents a market share of around 10% on the basis of the latest information published for June 2011, substantially lower than that of the Group’s total businesses in Spain. Including €8,552 million of foreclosed properties, the total amount is €31,994 million (4% of the Group’s total lending).

The reduction in risk was largely due to a strict policy in admitting new loans with the consequent amortization of the credit transactions of the portfolio outstanding and proactive management of existing risks.

The non-performing loan ratio of this portfolio at the end of 2011 was 28.6%, underscoring the deterioration in this sector. Of the €10,638 million classified as doubtful and sub-standard 58% were up-to-date with payments. The coverage amounted to €3,151 million which represents a coverage ratio of 30%.

Financing for construction and real estate development:

doubtful and substandard loans

Million euros

	Risk	Coverage
	Amount	Amount	%
Doubtful loans	6,722	2,211	33
Substandard	3,916	613	16
Coverage with generic provisions		327

Total	10,638	3,151	30

A large part of the exposure to the construction and real estate activity sectors are loans with mortgage guarantee (€18,705 million, 80% of the portfolio compared to 78% in 2010). Their distribution is shown below:

A particularly important product in the real estate promotion portfolio is mortgage loans to real estate developers. At the end of 2011, this amounted to €7,467 million and represented around 0.9% of Grupo Santander’s total credit portfolio. The reduction in the exposure to this product accelerated during 2011 (24% compared to 20% in 2010 and 9.3% in 2009).

At the end of 2011, this portfolio of loans had a low degree of concentration and an appropriate level of guarantees and coverage.

The situation was as follows:

•	Developments completed and with the final certificate of work: 79.2% of outstanding risk.

•	Developments more than 80% completed: 6.4% of outstanding risk.

•	Developments between 50% and 80% completed: 5.2% of outstanding risk.

•	Developments less than 50% completed: 9.2%.

Furthermore, close to 86% of this financing of real estate developments relates to assets that are totally completed or close to it, having overcome the risk of construction.

Policies and strategies established for management of these risks

The policies in force for managing this portfolio are regularly reviewed and approved by the Group’s senior management, are currently focused on reducing and securing the exposure, without overlooking new business identified as viable.

In order to manage this credit exposure, Grupo Santander has specialized teams that not only fits within the risk areas, but also complements its management and covers the whole life cycle of these operations: their commercial management, juridical treatment, eventuality of recovery management, etc.

As discussed above, anticipative management of these risks enabled the Group to reduce its exposure significantly (45% in mortgage loans for promoters between 2008 and 2011) and attain a granular portfolio and diversified by territories where the volume of loans for second homes is very low.

Mortgages for land not developed account for only 6% of the mortgage exposure, with the rest already classified as developed land or land that can be developed.

In the case of loans for homes not yet completed, the significant reduction in the exposure of 24% in 2011 was due to various actions. As well as the already existing specialized channels, campaigns were conducted supported by teams of specific managers for this function which, in the case of the Santander Branch Network, were directly supervised by the business area of recoveries. Direct management of them with developers and buyers applying criteria of sale price reductions and adapting to the financing conditions to the needs of buyers, enabled subrogations of already existing loans. These subrogations diversify risk in a business segment that has a clearly lower NPL ratio.

The admission processes are managed by specialized teams who coordinate directly with commercial teams, and have well defined policies and criteria:

•	Developers with an ample solvency profile and with proven experience in the market.

•	Strict criteria of parameters inherent in transactions. Exclusive financing for the cost of building, high percentages of sales accredited, financing of the first residence, etc.

•	Support for the financing of social housing with accredited percentages of sale.

•	Restricted financing of land, reduced to the re-establishment of the appropriate level of coverage in already existing financings or an increase in the guarantees.

As well as the permanent control by teams of monitoring the Group’s risks, there is a technical team specialized in monitoring and controlling this portfolio in relation to progress in building, compliance with plans and control of sales, as well as with the validation and control of disbursements through certifications. Santander has specific tools created for this purpose. All the mortgage distributions, disbursements for any type of concept, changes to the grace periods, etc., are authorized on a centralized basis.

In the case of projects under construction with some kind of problem, the criterion to be followed is to guarantee completion in order to have buildings that can be sold. In order to achieve this, each project is analyzed individually so that the most effective series of measures can be adopted for each case (payment structures to suppliers that guarantee completion of the work, setting schedules of specific disbursements, etc.).

In those cases that require as a result of the analysis some kind of restructuring of the exposure, the restructuring is carried out jointly between risks and the business area of recoveries, anticipating non-payment situations, with criteria centered on providing the projects with a payments structure that produces a good result. These authorizations are conducted on a centralized basis and by expert teams ensuring strict criteria are applied in line with the Group’s principles of prudential risk management. Recognition of the possible losses materializes when they are identified, classifying the positions without waiting for non-payment in accordance with the rules set by the Bank of Spain, with the corresponding provision giving coverage to the expected loss in these positions.

Companies specialized in selling properties (Altamira Santander Real Estate and Promodomus) manage real estate assets, backed up by the commercial network structure. Sales are made with price reduction levels reflecting the market’s situation and with the levels of provisions of this portfolio.

d. Real estate foreclosed

In the last instance, one of the mechanisms used in Spain to manage risk efficiently is the purchase and foreclosure of real estate assets. The net balance of these assets at the end of 2011 was €4,274 million, the result of a gross amount of €8,552 million and provisions of €4,278 million.

In the last few years, the Group regarded acquisition/foreclosure as an efficient tool for resolving unpaid loans as against going through systems of legal processes. The faster pace of sales (+12%) than entries (+8%) in 2011 as compared to 2010 has led to negative net entries in the fourth quarter of 2011. This trend is expected to continue in the coming years.

As of December 31, 2011, the average length of time that our foreclosed properties remain in inventory prior to sale is approximately 27 months.

Analysis of the mortgage portfolio in the UK

The UK mortgage portfolio, the same as the risk portfolio in Spain, is of great importance in Grupo Santander’s total lending. This portfolio is also subject to standardized risk analysis.

This portfolio consists of first home mortgages distributed in the UK territory, as there are no transactions that entail second or successive charges on mortgaged properties.

Most of the mortgages are in Greater London, where housing prices are more stable including during the recent economic slowdown.

All the properties are assessed by authorized surveyors before each transaction is approved, in accordance with the principles established by the Group for risk management and in line with the methodology defined by the Royal Institution of Chartered Surveyors.

The portfolio performed favorably during 2011. Its NPL ratio was 1.46% (1.41% in 2010), the result of both the constant monitoring and control as well as the strict credit policies which include, among other measures, maximum loan-to-value criteria in relation to properties in guarantee. On the basis of these policies, since 2009 no mortgages have been granted with LTVs of more than 100%. The average LTV was 53% at December 31, 2011.

There is no risk appetite for loans considered as high risk (subprime mortgages). The credit risk policies explicitly forbid this type of loan, establishing tough requirements for credit quality regarding, both the transactions as well as customers. Buy-to-let mortgages with a higher risk profile account for a small percentage of the total volume of the portfolio (barely 1%).

The following charts give the structure in LTV terms and the distribution in terms of the affordability rate at December 31, 2011:

The following table shows the distribution by type of loan:

Portfolio of residential mortgages

Million euros

	December 2011
	Portfolio	% of total UK portfolio
Residential mortgages	198,789	82.1
First Time Buyer	33,010	13.6
Mover	71,295	29.4
Remortgage	94,484	39.0

First time buyer, customers who buy a home for the first time.

Mover: customers who change home with or without changing the bank that granted the mortgage.

Remortgage: customers who transfer their mortgage from another bank.

An additional indicator of the portfolio’s good performance is the small volume of foreclosed homes (€160 million at the end of 2011, only 0.07% of the total mortgage exposure). Efficient management of these cases and the existence of a dynamic market for this type of property which enables sales to take place in a short period contributed to the good results.

E. Control function

The management process is also aided during the various phases of the risk cycle by the function of control. This provides a global vision of the Group’s portfolio of loans with the sufficient level of detail, enabling the current risk position and its evolution to be assessed.

The objective of the control model is to assess the risk of solvency assumed in order to detect focuses of attention and propose measures that tend to correct eventual deterioration. It is therefore vital that the control activity includes an analysis component that facilitates early detection of problems and the subsequent recommendation of action plans.

The evolution of risk with regard to budgets, limits and standards of reference is constantly and systematically controlled and the impact in future situations evaluated, both exogenous as well as those arising from strategic decisions, in order to establish measures that put the profile and volume of the portfolio of risks within the parameters set by the Group.

The control function is conducted by assessing risks from various perspectives and establishing as the main elements control by countries, business areas, management models, products and processes. This facilitates the detection of focuses of specific attention for decision-making.

The control processes, which ensure compliance with the Group’s corporate criteria in credit risk management, were strengthened in 2011. Meanwhile, the homogeneous nature of the control model enabled standards in the flow of information to be established, their analysis by portfolios and monitoring of the main management metrics, in an exercise of coordination between the global area and the various units in which programs were created with specific targets that enable the situation of each of the units to converge with the global model.

In 2006, under the corporate framework established in the Group for complying with the Sarbanes-Oxley Act, a tool was created in the Group’s intranet to document and certify all sub processes, operational risks and controls that mitigate them. The risk division, as part of the Group, evaluates every year the efficiency of internal control of its activities.

Analysis of scenarios

As part of its management of monitoring and continuous control, the Group conducts simulations of its portfolio using adverse scenarios and stress tests in order to assess the Group’s solvency in the face of certain situations in the future. These simulations cover all the Group’s most relevant portfolios and are done systematically using a corporate methodology which:

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

The analysis of the baseline and acid scenarios for the whole Group and for each unit, with a time frame of three years, shows the strength of the balance sheet to different market and macroeconomic situations.

EU Stress test exercises

In order to assess the solvency and resistance of banks to an adverse scenario, the European Banking Authority (EBA), in cooperation with the Bank of Spain, the European Central Bank, the European Commission and the European Systemic Risk Board, conducted in 2011 a stress test on 91 banks representing 65% of the total assets of the European banking system.

Stress test results. Grupo Santander

	Baseline scenario		Adverse scenario
Sufficiency of capital (million euros)	2011	2012	2011	2012
Risk weighted asset (constant balance sheet assumption)	613,279	622,571	626,921	650,979
Common equity according to EBA definition Of which ordinary shares subscribed by the government	47,002 0	59,374 0	45,053 0	54,364 0
Other existing subscribed government capital (before December 31, 2010)	0	0	0	0
Core Tier 1 capital (constant balance sheet assumption)	47,002	59,374	45,053	54,364
Tier 1 ratio (%)	7.7%	9.5%	7.2%	8.4%
Results (million euros)
Net interest income	27,918	29,005	27,919	27,168
Trading income	895	895	352	352
Other operating income	1,530	1,128	2,323	2,355
Operating profit before impairments	21,954	22,639	22,207	21,487
Operating profit after impairments and other losses from the stress test	11,1 92	14,2 80	7,205	6,716
Other income	-1,838	-1,797	-2,114	-1,708
Net profit after tax	7,246	9,545	4,088	4,004

Source: European Banking Autority (EBA)

The EBA’s stress test analyzed the level of capital that banks would reach in 2012 and their evolution since the end of 2010 (the starting point) in two scenarios: a benchmark scenario and an adverse one. The exercise assumed that the balance sheet remained unchanged from its starting position, the business model remained constant by countries and product strategies, and there are no acquisitions or disposals. It therefore does not reflect the estimate that the Bank’s management could have of the development of the Group’s results over the next two years. The banks submitted to the test had to have, initially, a Tier 1 core ratio of at least 5% in the most adverse scenario.

In the case of Santander, the stress tests showed the strength and validity of its business model. The results published on July 15, 2011 showed that even in the most adverse scenario, the Group is able to generate profits, distribute dividends and continue to generate capital. Santander would end 2012 with a Tier 1 capital of 8.4% in the most adverse scenario and 8.9% including generic provisions.

These results compared well with those of our competitors. Santander would be the bank that would post the most profits in the most adverse scenario (€8,092 million in 2011 and 2012).

F. Recovery activity

Recovery management is a strategic element in the Bank’s risk management.

In order to carry out this function, which is essentially a business activity, the Bank has a corporate model of management which sets the guidelines and general rules to be applied in the countries where it operates, with the necessary adjustments on the basis of local business models and the economic situation of the respective environments.

This corporate model basically establishes procedures and management circuits on the basis of customers’ features, making a distinction between massive level management with the use of multiple channels and a more personalized or segmented management with specific managers assigned.

As a result, with this segmentation in management, various mechanisms were established to ensure recovery management of customers in non-payment situations from the earliest phases to the writing off of the debt. The sphere of action of the recovery function begins the very first day of non-payment of the loan and ends when it has been paid or reclassified. Preventative management is conducted in some segments before a non-payment situation arises.

Recovery activity, understood as an integral business, is supported by constant reviewing of the management processes and methodology. It is backed by the Group’s capacity and with the participation and cooperation of other areas (commercial, resources, technology and human resources) as well as the development of technology solutions to improve effectiveness and efficiency.

In recoveries we have a practical and hands on training plan which deepens knowledge, facilitates the exchange of ideas and best practices and professionally develops teams, while always striving to integrate recovery activity into the Group’s ordinary and commercial activity.

During 2011, the indicators for management of loan recoveries underscored the difficult economic situation of some countries where the Group operates, with a change in net entries that was higher than in 2010, mainly due to the local economic conditions and, consequently, greater difficulty in obtaining recovery results in these units. The management capacity has been strenghtened and new strategies implemented to increase the recovery of non-performing loans.

Nevertheless, the results for the recovery of written-off assets were good. Action plans were put in place designed to improve this line of activity, with proactive strategies defined at the level of each customer and type of portfolio. This made possible a greater degree of recovery in this line of activity than in previous years, and in relation to the evolution in the declaration of write offs.

As a way of early recognition and rigorous management of troubled loans in the portfolio, we take into consideration portfolio sales as a possible alternative solution to be assessed. This activity, via a process of evaluation and commercialization, enables the recovery results to be accelerated.

In addition, portfolio sales provide the following advantages:

•	Avoid possible future deteriorations from changes in the macroeconomic environment.

•	Avoid costs with low return.

•	Reduce or adjust structures.

•	Improve liquidity for other businesses.

•	Ensure revenue recurrence in case of sales flows.

The Bank has specialized teams in this activity. They are responsible for relations with investors, identification of the portfolio, valuation (and subsequent back testing), management of the back office, as well as evaluating the legal and fiscal contingencies. In 2011, the creation of units specialized in this management was strengthened in the Group, particularly in Spain.

4.6 Other standpoints of credit risk

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

The Group is subject to the Bank of Spain regulation on large risks. In accordance with Circular 3/2008 (on determining and control of minimum equity), as amended, and subsequent amendments, the value of all the risks that a credit institution contracts with the same person, entity or economic group, including that portion which is non-consolidatable, cannot exceed 25% of its equity. The risks maintained with the same person, whether an individual or a company or an economic group, are considered large risks when their values exceeds 10% of the equity of the credit institution. The exceptions from this treatment are exposures to OECD governments and central banks.

At December 31, 2011, there were several financial groups that exceeded 10% of shareholders’ funds: three EU financial institutions, two US financial entities and an EU central counterparty entity. After applying risk mitigation techniques and the rules for large risks, all of them were below 3.5% of eligible equity.

At December 31, 2011, the 20 largest economic and financial groups, excluding AAA governments and sovereign securities denominated in local currency, represented 5.0% of the outstanding credit risk of the Group’s clients (lending plus guarantees), which compares favorably with the 6% in 2010.

The distribution of the portfolio of companies by sectors is adequately diversified. The chart below shows the distribution of the credit exposure in the Group’s main units.

The Group’s risk division works closely with the financial division to actively manage credit portfolios. Its activities include reducing the concentration of exposures through various techniques such as using credit derivatives and securitization to optimize the risk-return relation of the whole portfolio.

B. Credit risk by activities in financial markets

This section covers credit risk generated in treasury activities with clients, mainly with credit institutions. This is developed through financing products in the money market with different financial institutions, as well as derivatives to provide service to the Group’s clients.

Risk is controlled through an integrated system and in real time which enables us to know at any moment the exposure limit available with any counterparty, in any product and maturity and in all of the Group’s units.

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

The total exposure to credit risk from activities in the financial markets was 59.6% with credit institutions. By product type, the exposure to derivatives was 59.4%, mainly products without options, and 40.6% to liquidity products and traditional financing.

Derivative transactions are concentrated in high credit quality counterparties; 56.6% of risk with counterparties has a rating equal to or more than A. The total exposure in 2011 in terms of equivalent credit risk amounted to €53,358 million.

OTC derivatives: distribution by equivalent credit risk and market value including mitigation impact

Million euros at December 31, 2011

	Total ECR			Total market value including mitigation impact(*)
	Trading	Hedging	Total	Trading	Hedging	Total
CDS Protection Acquired	397	117	515	1,627	79	1,706
CDS Protection Sold	34	0	34	-1,735	-68	-1,803
TRS Total Return Swap	0	0	0	0	0	0
CDS Options	0	0	0	0	0	0
Total credit derivatives	431	118	549	-107	10	-97

Equity Forwards	1	118	119	0	-8	-8
Equity Options	512	778	1,290	-107	-245	-352
Equity Swaps	0	643	643	0	340	340
Equity Spot	0	0	0	0	0	0
Total equity derivatives	513	1,539	2,052	-107	88	-19

Fixed-income Forwards	30	99	130	0	75	75
Fixed-income Options	0	0	0	0	0	0
Fixed-income Spot	0	0	0	0	0	0
Total fixed income derivatives	30	99	130	0	75	75

Asset Swaps	1,312	2,360	3,672	-22	311	289
Exchange-rate Options	302	264	566	-168	-24	-192
Exchange-rate Swaps	4,346	11,655	16,001	437	1,256	1,693
Other Exchange-rate Derivatives	2	2	4	-1	0	-1
Total exchange rates	5,962	14,281	20,243	246	1,543	1,789

Asset Swaps	0	412	412	0	134	134
Call Money Swaps	349	52	401	-187	14	-173
IRS	20,432	16,596	37,028	562	5,186	5,748
Forward Interest Rates	16	21	37	-25	-19	-43
Other Interest-rate Derivatives	1,215	1,574	2,789	871	-848	23
Interest Rate Structures	229	599	828	135	-434	-298

Total interest-rate derivatives	22,240	19,254	41,494	1,357	4,034	5,391

Commodities	287	111	398	235	8	243
Total commodity derivatives	287	111	398	235	8	243

Total otc derivatives	29,464	35,402	64,866	1,623	5,759	7,381

Collateral	0	-11,508	-11,508
Total	29,464	23,894	53,358

(*)	Market value used to take into account the impact of mitigating agreements in order to calculate the exposure by counterparty risk.

Notional OTC derivative products by maturity

Million euros at December 31, 2011

	1 year			1-5 years			5-10 years			Over 10 years			Total REC
	T	H	Total	T	H	Total	T	H	Total	T	H	Total	T	H	Total
CDS Protection Acquired	19	9	28	226	11	237	27	58	85	126	39	166	397	117	515
CDS Protection Sold	8	0	8	17	0	17	9	0	9	0	0	0	34	0	34
TRS Total Return Swap	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
CDS Options	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total credit derivatives	26	9	35	243	11	254	36	58	94	126	40	166	431	118	549

Equity Forwards	1	118	119	0	0	0	0	0	0	0	0	0	1	118	119
Equity Options	314	319	633	196	392	588	3	58	61	0	9	9	512	778	1,290
Equity Swaps	0	296	296	0	344	344	0	3	3	0	0	0	0	643	643
Equity Spot	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total equity derivatives	315	733	1,048	196	736	931	3	61	64	0	9	9	513	1,539	2,052

Fixed-income Forwards	30	99	129	0	0	0	0	0	0	0	0	0	30	99	130
Fixed-income Options	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Fixed-income Spot	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total fixed income derivatives	30	99	129	0	0	0	0	0	0	0	0	0	30	99	130
Asset Swaps	985	1,902	2,887	323	442	765	4	16	20	0	0	0	1,312	2,360	3,672
Exchange-rate Options	211	254	465	90	11	101	0	0	0	0	0	0	302	264	566
Exchange-rate Swaps	1,549	1,782	3,331	1,666	5,821	7,487	1,132	2,045	3,536	0	1,647	1,647	4,345	11,655	16,001
Other exchange-rate Derivatives	2	2	4	0	0	0	0	0	0	0	0	0	2	2	4
Total exchange rates	2,747	3,941	6,688	2,079	6,274	8,353	1,136	2,421	3,556	0	1,647	1,647	5,962	14,281	20,243

Asset Swaps	0	2	2	0	36	36	0	77	77	0	297	297	0	412	412
Call Money Swaps	167	27	195	156	12	168	12	12	24	14	0	14	349	52	401
IRS	353	636	989	4,169	5,120	9,289	5,201	3,871	9,072	10,079	6,970	17,678	20,432	16,596	37,028
Forward Interest Rates	16	21	37	0	0	0	0	0	0	0	0	0	16	21	37
Other Interest-rate Derivatives	1	107	108	21	468	488	117	468	584	1,076	531	1,608	1,215	1,574	2.789
Interest Rate Structures	35	57	92	83	106	189	25	31	56	85	405	490	229	599	828
Total interest-rate derivatives	573	850	1,422	4,429	5,742	10,171	5,354	4,460	9,814	11,884	8,202	20,087	22,240	19,254	41,494

Commodities	122	45	166	146	66	212	20	0	20	0	0	0	287	111	398
Total Commodity derivatives	122	45	166	146	66	212	20	0	20	0	0	0	287	111	398

Total OTC derivatives	3,813	5,676	9,489	7,092	12,829	19,921	6,548	7,000	13,549	12,011	9,897	21,908	29,464	35,402	64,866

Collateral													0	-11,508	-11,508
Total													29,464	23,894	53,358

H= Hedging

T= Trading

Distribution of risk in OTC derivatives

by rating of counterparty

Rating	%
AAA	11.7

AA	9.8

A	35.1

BBB	19.4

BB	21.0

B	2.3

Rest	0.7

The distribution of risk in derivatives by type of counterparty was 46% with banks, 33% with large companies and 9% with SMEs.

As regards the geographic distribution of risk, 13% is with Spanish counterparties, 18% with the UK counterparties (mainly Santander UK’s operations), 30% the rest of Europe, 10% the US and 14% Latin America.

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

In notional terms, the CDS position incorporates €57,220 million of acquired protection and €51,212 million of sold protection.

At December 31, 2011, for the Group’s trading activity, the sensitivity of lending to increases in spreads of one basic point was minus €0.3 million, and the average VaR during the year was €10.6 million. Both were significantly lower than in 2010 (sensitivity of –€1.5 million and average VaR of €17.2 million).

C. Country risk

Country risk is a credit risk component in all cross-border credit transactions for circumstances different to the usual commercial risk. Its main elements are sovereign risk, the risk of transfer and other risks which could affect international financial activity (wars, natural disasters, balance of payments crisis, etc.).

The exposure susceptible to country-risk provisions at the end of 2011 was €380 million, of which €19 million corresponded to intragroup transactions. At the end of 2010, the total country risk in need of provisions was €435 million. Total allowances in 2011 stood at €55 million compared with €69 million in 2010.

The country risk management principles continued to follow maximum prudence criteria, assuming country risk in a very selective way in operations clearly profitable for the Group, and which strengthen the global relationship with customers.

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

At December 31, 2011, according to Santander’s criteria, Europe accounted for 56.3% of total risk, Latin America 35.4%, the US 7.3% and others 1.0%. Of note in Europe were Spain (29.8%) and the UK (16.1%) and, in Latin America, Brazil (24.3%) and Mexico (6.6%). Total risk was higher than in 2010 largely because of the increase in sovereign risk positions with Spain, Germany, the US and Mexico, and the incorporation of the positions of Bank Zachodni WBK (concentrated in Poland) to the perimeter of consolidation, which were partly offset by a reduction of positions with the UK and Switzerland.

As regards the European peripheral countries, their share of the total portfolio is low: Portugal (2.0%), Italy (0.4%), Ireland (0.02%) and Greece (0.04%).

Latin America’s exposure to sovereign risk mainly comes from the obligations to which our subsidiary banks are subject for constituting certain deposits in the corresponding central banks as well as from fixed-income portfolios maintained as part of the structural interest rate risk management strategy. These exposures are in local currency and are financed by locally captured customer deposits, also denominated in local currency. The exposures to sovereign risk of Latin American issuers denominated in currencies other than the official one of the country of issue amounted to €2,462 million (3.5% of total sovereign risk with Latin American issuers).

E. Environmental risk

Analysis of the environmental risk of credit operations is one of the main aspects of the strategic plan of corporate social responsibility. It revolves around the following two large points:

• Equator principles: this is an initiative of the World Bank’s International Finance Corporation. It is an international standard for analyzing the social and environmental impact of project finance operations. The assumption of these principles represents a commitment to evaluating, on the basis of sequential methodology, the social and environmental risks of the projects financed:

– For operations with an amount equal to or more than $10 million, an initial questionnaire is filled out, of a generic nature, designed to establish the project’s risk in the socio environmental sphere (according to categories A, B and C or greater to lower risk, respectively) and the operation’s degree of compliance with the Equator Principles.

– For those projects classified within the categories of greater risk (categories A and B), a more detailed questionnaire has to be filled out, adapted according to the sector of activity.

– According to the category and location of the projects a social and environmental audit is carried out (by independent external auditors). Specific questionnaires have been developed for those sectors where the Bank is most active. The Bank also gives training courses in social and environmental matters to risk teams as well as to those responsible for business.

• VIDA tool: used since 2004, its main purpose is to assess the environmental risk of corporate clients, both current and potential, through a system that classifies in seven categories each of the companies on the basis of the environmental risk contracted. In 2011, 39,575 companies were assessed by this tool in Spain (total risk of €59,770 million).

Low or very low environmental risk accounts for 78.3% of total risk. In 2011, there was a sharp fall in medium environmental risk (54.4% less than in 2010).

Part 5. Operational risk

Definition and objectives

Grupo Santander defines operational risk (OR) as the risk of losses from defects or failures in its internal processes, employees or systems, or those arising from unforeseen circumstances. They are, in general, purely operational events, which makes them different from market or credit risks, although they also include external risks, such as natural disasters.

The objective in control and management of operational risk is to identify measure/valuate, control/mitigate and monitor this risk.

The Group’s priority, is to identify and eliminate risk focuses, regardless of whether they produce losses or not. Measurement also helps to establish priorities in management of operational risk.

Grupo Santander opted, from the beginning, to use the standard method for calculating regulatory capital by operational risk, envisaged in the BIS- II rules. The Group is weighing up the best moment to adopt the focus of advanced models (AMs), bearing in mind that a) the short-term priority in management of operational risk centers on its mitigation; and b) most of the regulatory requirements established for being able to adopt the AMs must be incorporated into the standard model (already achieved in the case of Grupo Santander’s operational risk management model).

Management model

The organizational model for controlling and managing risks is the result of adapting to the new BIS II environment, which establishes three levels of control:

•	First level: control and management functions conducted by the Group’s units.

•	Second level: supervision functions carried out by the corporate areas.

•	Third level: integral control functions by the risk division-integral control area and internal validation of risk.

This model is constantly reviewed by the internal auditing division.

Control of operational risk in the first and second levels is carried out by the technology and operations division, and is part of the Group’s strong risk management culture. Within this division, the corporate area of technological and operational risk, established in 2008, defines policies as well as managing and controlling these risks. The implementation, integration and local adjustment of the policies and guidelines established by this area is the responsibility of local executives in each unit.

This structure for operational risk management is based on the knowledge and experience of executives and professionals of the Group’s various units. Particular importance is attached to the role of local executives responsible for operational risk.

Management is based on the following elements:

The different phases of the technological and operational risk management model entail:

•      Identify the operational risk inherent in all activities, products, processes and banking systems.

•    Measure and assess the operational risk objectively, continuously and in line with the regulatory standards (Basel II, Bank of Spain) and the banking industry, establishing risk tolerance levels.

•    Continuously monitor the exposure of operational risk in order to detect the levels of unassumed risk, implement control procedures, improve internal knowledge and mitigate losses.

•    Establish mitigation measures that eliminate or minimize operational risk.

•     Produce regular reports on the exposure to operational risk and the level of control for senior management and the Group’s areas/units, as well as inform the market and regulatory bodies.

•     Define and implement systems that enable operational risk exposures to be watched over and controlled and integrated into the Group’s daily management, taking advantage of existing technology and seeking the maximum computerization of applications.

•    Define and document operational risk management policies, and introduce methodologies for managing this risk in accordance with regulations and best practices.

•     Grupo Santander’s operational risk management model contributes the following advantages:

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

•    Facilitates the establishment of operational risk appetite limits.

Implementing the model: global initiatives and results

The main functions, activities and global initiatives adopted to assist in the effective management of operational and technological risk are:

•    Define and implement the framework for corporate management of technological and operational risk management.

•	Designate coordinators and create operational risk departments.

•	Training and interchange of experiences: continuation of best practices within the Group.

•	Foster mitigation plans: ensure control of implementation of corrective measures as well as ongoing projects.

•	Define policies and structures to minimize the impact on the Group of big disasters.

•	Maintain adequate control on activities carried out by third parties in order to meet potential critical situations.

•	Supply adequate information on this type of risk.

The corporate function enhances management of technological risk, strengthening the following aspects among others:

•	The security of the information systems.

•	The contingency and business continuity plans.

•

Management of risk associated with the use of technologies (development and maintenance of applications, design, implementation and maintenance of technology platforms, output of computer processes, etc.).

Almost all of our units have been incorporated to the model with a high degree of uniformity. However, due to the different pace of implementation, phases, schedules and the historical depth of the respective data bases, the degree of progress varies from country to country.

On a general basis, all of our units continue to improve all aspects related to operational risk management as can be seen in the annual review by the internal auditing unit.

•    Data bases of operational incidents that are classified are received every month. The capturing of events related to operational risk are not truncated (i.e. without exclusions for reasons of amount and with both the accounting impact  including positive effects  as well as the non-accounting impact).

•    Self-assessment questionnaires filled in by almost all the Group’s units are received and analyzed.

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

By consolidating the total information received, the Group’s operational risk profile is reflected in the following chart:

In addition, our units in 2011 continued to advance in conducting self-assessment risk exercises regarding the introduction of estimates of frequency and loss given default and worst case scenarios. Specifically, experts from the various business and support areas assessed the risk associated with processes and activities and estimated the average frequency of occurrence in the materialization of risks as well as the average loss given default. The exercise also incorporated evaluation of the largest loss in addition to the average loss, as well as assessment of the environment of control.

All of this will enable limits to be established on the basis of the distribution and modeling of expected/unexpected loss.

We completed in 2011 the establishment of a new corporate system which supports almost all the operational risk management tools and facilitates the functions and information and reporting needs, both at the local and corporate level. The most noteworthy features are:

•    The following modules are available: registry of events, risk map and assessment, indicators and reporting systems.

•    Application tool for all the Group’s entities.

•     All operational risk management processes are automated.

•    The following improvements are expected to be incorporated to the platform during 2012:

– Methodology for analyzing scenarios that supplements the current methodologies in the Group and enables potential risks of greater loss to be assessed.

– Strengthen the procedures for active management of operational risk via implementation and follow up of mitigation measures.

We have been exercising supervision and control of technological and operational risk via our governance bodies, the board, the executive committee and the Group’s management committee have been regularly including treatment of relevant aspects in the management and mitigation of operational risk.

Meanwhile, the Group, through its risk committee, formalizes every year the operational risk profiles and limits. It establishes a risk appetite, which must be situated in low and medium-low profiles, which are defined on the basis of the level of various ratios. Limits are set by country and limits for the Group on the basis of gross loss/gross income.

Moreover, the areas of local resources hold monitoring committees with the corporate area every month and by country. In February 2011, the anti-fraud corporate committee was created which analyses the situation in the Group and implements the corrective measures for its reduction.

Lastly, ACRTO-CIVIR (corporate area of technological and operational risk-integral control and internal validation of risk) committees were held every three months. They examined relevant issues of operational risk management and control from the standpoint of integral control of risk.

Analysis and monitoring of controls in market operations

Due to the specific nature and complexity of financial markets, we consider it necessary to strengthen continuously operational control of this activity, thereby enhancing the very demanding and conservative risk and operating principles that Grupo Santander already regularly applied.

Over and above monitoring all aspects related to operational control, in all the Group’s units the attention paid to the following aspects is reinforced:

•    Review of the valuation models and in general the valuations of portfolios.

•     Processes to capture and independent validation of prices.

•    Adequate confirmation of the transactions with counterparties.

•     Review of cancellations/modifications of transactions.

•    Review and monitoring of the effectiveness of guarantees, collateral and risk mitigants.

Corporate information

The corporate area of technology and operational risk control has an integral management information system for operational risk, which consolidates every quarter the information available in each country/unit in the sphere of operational risk, so that it has a global view with the following features:

•    Two levels of information: corporate with consolidated information and the other individualized for each country/unit.

•    Dissemination of the best practices between Grupo Santander’s countries/units, obtained through a combined study of the results of qualitative and quantitative analysis of operational risk.

Information on the following points is also prepared:

•     Operational risk management model in Grupo Santander.

•    Perimeter of activity.

•    Analysis of the database of operational losses.

•    Accounting reconciliation.

•    Self-assessment questionnaires.

•    Key indicators.

•     Mitigating/active management measures.

•    Business continuity and contingency plans.

•    Regulatory framework: BIS II.

•    Insurance.

This information is the basis for complying with the reporting needs to the risk committee, senior management, regulators, rating agencies, etc.

Insurance in the management of operational risk

We regard insurance as a key element in management of operational risk. The area responsible for operational risk has been closely cooperating with the Group’s insurance area since 2004 in all those activities that entail improvements in both areas. For example:

•    Cooperation in the exposure of the Group’s operational risk control and management model to insurance and reinsurance companies.

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

Part 6. Reputational risk

Grupo Santander defines reputational risk as that linked to the perception of the bank by its various stakeholders, both internal and external, of its activity, and which could have an adverse impact on results or business development expectations. This risk relates to juridical, economic-financial, ethical, social and environmental aspects, among others.

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

Management of reputational risk which might arise from an inadequate sale of products or an incorrect provision of services by the Group is conducted in accordance with the corporate policies for reputational risk management derived from the commercialization of products and services.

These policies aim to set a single corporate framework for all countries, all businesses and all entities: (i) strengthening the organizational structures; (ii) ensuring the decision-making committees vouch not only for approval of products and services, but also for monitoring throughout their life; and (iii) establish the guidelines for defining homogeneous criteria and procedures for all the Group for the commercialization of products and services, covering all the phases (admission, pre-sale, sale and post-sale).

The specific developments and adaptations of these policies to local reality and to local regulatory requirements are handled via local internal rules in the Group’s various units, following authorization from the corporate area of compliance and reputational risk.

The new version of the Procedures Manual for the Commercialization of Financial Products (the “Manual”) is a specific adaptation of the corporate policies of selling in the Spanish market and to the requirements of local rules (for example, the Markets in Financial Instruments Directive) and, thus, applicable to the parent Bank and to our subsidiaries in Spain as they do not have their own manual.

The Manual covers financial products, ranging from securities and other fixed income and variable financial instruments to money market instruments, participations in collective investment institutions, traded derivatives and OTC and untypical financial contracts. The corporate committee of commercialization can include other products in the Manual’s sphere of procedures.

The reputational risk management that can arise from the inadequate sale of products or an incorrect provision of services by the Group is carried out by the following bodies:

The risk committee (RC)

The board has the responsibility, as part of its supervisory function, to define the Group’s risk policy.

As the maximum body responsible for global management of risk and of all types of banking operations, the committee assesses, with the support of the division of the secretary general, reputational risk in its sphere of activity and decisions.

Corporate committee of commercialization (CCC)

This committee, which is the maximum decision-making body for approving and monitoring products and services, is chaired by the Group’s secretary general and composed of representatives of the divisions of risks, financial management, technology and operations, general secretariat, general intervention and control, internal auditing, Retail Banking, Santander Global Banking & Markets, private banking, asset management and insurance.

The committee pays particular attention to adjusting the product or service to the framework where it is going to be sold and especially to ensuring that:

•	Each product or service is sold by someone who knows how to sell it.

•	The customer is given the necessary and adequate information.

•	The product or service fits the customer’s risk profile.

•	Each product or service is assigned to the appropriate market, not only for legal or fiscal reasons, but also to meet the market’s financial culture.

•

When a product or service is approved the maximum limits for placement are set. They meet the requirements of the corporate policies of commercialization and, in general, the applicable internal or external rules.

Local commercialization committees (LCC), in turn, are created, which channel to the CCC new product approval proposals, after issuing a favorable opinion, and approve products that are not new and marketing campaigns.

In the respective approval processes, the marketing committees operate with a risk focus and from the double perspective of bank/customer.

The corporate commercialization committee held 19 meetings in 2011 and analyzed 203 new products/services.

Global consultative committee (GCC)

The global consultative committee (GCC) is the advisory body for the CCC and is composed of representatives of areas that contribute vision of regulatory and market risks. This committee meets every quarter and can recommend the review of products affected by changes, in markets, deterioration of solvency (country, sectors and companies) or by changes in the Group’s vision of markets in the medium and long term.

Corporate committee of monitoring (CCM)

A weekly meeting takes place since 2009 to monitor products presided by the secretary general in which internal auditing, legal advice, compliance, customer attention and the affected business areas (with permanent representation of the commercial network) participate. Specific questions related to the commercialization of products and services are raised and resolved.

The CCM held 42 meetings in 2011 where it resolved incidents and analyzed information on the monitoring of products and services, at both the local level of retail banking in Spain as well as at the consolidated Group level.

Corporate office of reputational risk management

Integrated in the corporate area of compliance and reputational risk, this office provides the corresponding bodies of governance with the necessary information to: (i) adequately analyze the risk to be approved, with a two-pronged purpose: impact on the Bank and on the customer; and (ii) monitoring of products throughout their life cycle.

During 2011 the office approved 68 products/services considered as not new and resolved 108 consultations from various areas and countries. The products approved by the office are successive issues of products previously approved by the CCC or the LCC, after having delegated this faculty in this office.

At the local level, reputational risk management offices are created, which are responsible for fostering the culture and ensuring that the functions of approval and monitoring of products are developed in their respective local sphere, in line with the corporate guidelines.

In 2011, the various reputational risk management offices monitored the approved products. The information is coordinated by the corporate office, which reports to the CCM.

Part 7. Adjustment to the new regulatory framework

Grupo Santander participated during 2011 in impact studies promoted by the Basel Committee and the European Banking Authority (EBA), and coordinated at the local level by the Bank of Spain to calibrate the new regulations denominated Basel III and whose implementation involves establishing new standards for capital and liquidity, with stricter criteria and standardized at the international level.

Santander has very solid capital ratios, adjusted to the business model and to its risk profile, putting it in a position to comfortably meet Basel III. The impact analysis shows no significant effects on the Group’s high solvency ratios, which benefit from a considerable organic capital generation capacity. The part of the new regulations known as Basel 2.5 referring to the additional requirements for securitizations and market risk, which came into force on December 31, 2011, did not have any significant impact on the Group’s solvency. The new regulations on capital will be gradually implemented between 2013 and 2019.

Grupo Santander has proposed adopting, during the next few years, the advanced internal ratings based (AIRB) models of Basel II for almost all its banks (up to covering more than 90% of net exposure of the credit portfolio under these models). Meeting this objective in the short term will also be conditioned by the acquisition of new entities as well as by the need of coordination between supervisors of the validation processes of internal models. We operate in countries where the legal framework among supervisors is the same as in Europe via the capital directive. However, in other jurisdictions, the same process is subject to the collaboration framework between the supervisor in the home country and that in the host country with different legislations. This means, in practice, adapting to different criteria and calendars in order to attain authorization for the use of advanced models on a consolidated basis.

With this objective, Santander continued during 2011 to gradually install the necessary technology platforms and methodological developments which will make it possible to progressively apply advanced internal models for calculating regulatory capital in the rest of the Group’s units. At the moment, Grupo Santander has the supervisory authorization to use advanced focuses for calculating the regulatory capital requirements by credit risk for the parent Bank and the main subsidiaries in Spain, the UK and Portugal, and certain portfolios in Mexico, Brazil, Chile and Santander Consumer Finance Spain (close to two-thirds of its total exposure at the end of 2011). The strategy of implementing Basel in the Group is focused on achieving the use of advanced models in the main institutions in America and consumer banking in Europe.

As regards the rest of risks explicitly envisaged in Pillar 1 of Basel, in market risk we have authorization to use our internal model for the trading activity of Madrid treasury and during 2010 we obtained authorization for the units in Chile and Portugal, thus continuing the gradual establishment for the rest of the units presented to the Bank of Spain.

In operational risk, we believe that development of the internal model should be largely based on the accumulated experience of the entity via the corporate guidelines and criteria established after assuming their control and which are very much hallmarks of Santander. The Group has made many acquisitions in the last few years that make necessary a longer period of maturity to develop the internal model based on the management experience of the various entities. However, although for the time being Grupo Santander has decided to adhere to the standard approach for calculating regulatory capital, it envisages the possibility of adopting the advanced management approach (AMA) once it has gathered sufficient information on the basis of its own management model in order to strengthen the virtues that characterize the Group.

As regards Pillar II, Grupo Santander uses an economic capital approach to quantify its global risk profile and its solvency position within the process of self-evaluation conducted at the consolidated level (PAC or ICAAP in English). This process, which is supplemented by the qualitative description of the risk management and internal control systems, is revised by the internal audit and internal validation teams, and is subject to a corporate governance framework that concludes with its approval by the board. Furthermore, the board establishes every year the strategic elements regarding risk appetite and solvency objectives. The economic capital model considers features not included in Pillar 1 (concentration, interest rate and business risks). The Group’s diversification compensates the additional capital required for these risks.

Grupo Santander, in accordance with the capital requirements set out in the European Directive and the regulations of the Bank of Spain, publishes every year the Report with Prudential Relevance. This report, published for the first time with data at December 31, 2008, clearly shows the transparency requirements requested by the Bank of Spain regarding Pillar III. Grupo Santander regards the requirements of providing the market with information as vital for complementing the minimum capital requirements demanded by Pillar 1, and the supervisory exam process conducted via Pillar II. It is incorporating to its Pillar III report the recommendations of the Committee of European Banking Supervisors (CEBS) in order to become an international benchmark in matters of transparency to the market as already happens in its Annual Report.

As well as the process of implementing the advanced models in various of the Group’s units, Santander is carrying out an ambitious training process on Basel at all levels which is reaching a large number of employees in all areas and divisions, with a particular impact on those most affected by the changes resulting from adopting the new international standards in matters of capital.

Internal validation of internal risk models

As well as a regulatory requirement, internal validation acts as a fundamental support for the risk committee and for the local and corporate risk committees in their responsibilities of authorizing the use (management and regulatory) of models and regular revision.

Internal validation of the models involves a specialized unit of the Bank, with sufficient independence, obtaining a technical opinion on the adequacy of the internal models for the purposes used, whether internal management and/or of a regulatory nature (calculation of regulatory capital, levels of provisions, etc), concluding whether they are robust, useful and effective.

Santander’s internal validation covers both credit risk and market risk models and those that set the prices of financial assets as well as the economic capital model. The scope of validation includes not only the most theoretical or methodological aspects but also the technology systems and the quality of data that make implementation effective and, in general, all relevant aspects for management of risk (controls, reporting, uses, involvement of senior management, etc.).

The function of internal validation is located, at the corporate level, within the area of integral control and internal validation of risk (CIVIR) which reports directly to the Group’s third vice-chairman and chairman of the board’s risk committee. The function is global and corporate in order to ensure homogeneous application. This is done via four regional centers in Madrid, London, Sao Paulo and New York. These centers report to the corporate centre, which ensures uniformity in the development of their activities. This facilitates application of a common methodology supported by a series of tools developed internally in Santander. These provide a robust corporate framework for use in all the Group’s units and which automate certain verifications in order to ensure the reviews are conducted efficiently.

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

Part 8. Economic capital

The concept of economic capital has traditionally been contrasted with that of regulatory capital, as this is the one required for the regulation of solvency. The Basel capital framework clearly brings both concepts together. While Pillar 1 determines the minimum regulatory capital requirements, Pillar II quantifies, via economic capital, the Group’s global solvency position.

The Group’s model of economic capital quantifies the consolidated risk profile taking into account all the significant risks of activity, as well as the diversification effect inherent on a multinational and multi-business group like Santander. This economic capital model serves as the Group’s base for preparing its self-assessment of capital report in accordance with Bank of Spain regulations under the Basel II Pillar 2 framework.

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

The economic capital is also particularly adapted to internal management of the Group, allowing objectives, prices, business viabilities, etc., to be assessed and helping to maximize the Group’s profitability.

Global risk analysis profile

The Group’s risk profile at December 31, 2011, measured in terms of economic capital, is distributed by types of risk and the main business units, is reflected below:

Distribution of economic capital By types of risk	Distribution of economic capital By business units

The distribution of economic capital among the main business units reflects the diversification of the Group’s activity and risk. This diversification was affected during 2011 by the differentiated growth of countries, the acquisition of SEB’s business in Germany, the acquisition of Bank Zachodni WBK in Poland and, to a lesser extent, the partial sale of insurance businesses in Latin America.

Continental Europe accounts for almost 40% of the Group’s capital, Latin America including Brazil (21%) more than one-third, the UK 10%, and Sovereign 6%, while the corporate area of financial management and equity stakes, which assumes the risk from the structural exchange-rate position (derived from stakes in subsidiaries abroad denominated in non-euro currencies) and most of the equity stakes, accounts for 11%.

The economic capital at December 31, 2011 was €45,838 million, including non-controlling interests.

The benefit of diversification envisaged in the economic capital model, including both the intra-risks (assimilated to geographic) as well as inter-risks, amounted to around 22% at the end of 2011.

The Group also conducts capital planning with the main objective of obtaining future projections of economic and regulatory capital and so be able to assess situations of capital sufficiency in various scenarios. Each scenario incorporates the forecasts of results in a consistent way, both with their strategic objectives (organic growth, M&A, pay-out ratio, etc) as well as with the evolution of the economic situation and in the face of stress situations. Possible capital management strategies are identified that enable the Bank’s solvency situation to be optimized as well as the return on capital.

Return on risk adjusted capital (RORAC) and creation of value

Grupo Santander has been using RORAC methodology in its credit risk management since 1993 in order to:

• Calculate the consumption of economic capital and the return on it of the Group’s business units, as well as segments, portfolios and customers, in order to facilitate optimum assigning of economic capital.

• Budget the capital consumption and RORAC of the Group’s business units, including them in the compensation plans for their personnel.

• Analyze and set prices during the decision-taking process for operations (admission) and clients (monitoring).

RORAC methodology enables one to compare, on a like-for-like basis, the return on operations, customers, portfolios and businesses, identifying those that obtain a risk adjusted return higher than the cost of the Group’s capital, aligning risk and business management with the intention of maximizing the creation of value, the ultimate aim of the Group’s senior management.

The Group regularly assesses the level and evolution of value creation (VC) and the risk adjusted return (RORAC) of its main business units. The VC is the profit generated above the cost of the economic capital (EC) employed, and is calculated as follows:

Value creation = Profit – (average EC x cost of capital)

The economic profit is obtained by making the necessary adjustments to attributable profit so as to extract just the recurrent profit that each unit generates in the year of its activity.

The minimum return on capital that an transaction must attain is determined by the cost of capital, which is the minimum required by shareholders. It is calculated objectively by adding to the free return of risk the premium that shareholders demand to invest in our Group. This premium depends essentially on the degree of volatility in the price of the Banco Santander share in relation to the market’s performance. The cost of capital in 2011 applied to the Group’s various units was 13.86%.

A positive return from an transaction or portfolio means it is contributing to the Group’s profits, but it is not really creating shareholder value unless that return exceeds the cost of capital.

The performance of the business units in 2011 in value creation varied, declining in Europe while remaining at a similar level in America. The creation of value and the RORAC for the Group’s main business areas are shown below:

Main segments
Million euros
	RORAC (%)	Creation of value
Continental Europe	16.2	437
UK	23.0	456
Brazil	31.1	1,751
Rest of Latin America	37.2	1,410
Sovereign	18.3	128
Subtotal of operating areas	23.7	4,181
Financial management and equity stakes	-37.9	-3,001
Group total	16.3	1,181

The Group’s RORAC exceeded the cost of capital estimated for 2011 and stood at 16.3%. The creation of value (i.e. the economic profit less the average cost of capital used to achieve it) amounted to €1,181 million.

Part 9. Risk training activities

Santander has a corporate school of risks. Its purpose is to help to consolidate the risk management culture in Santander and ensure that all employees in the risk division are trained and developed with the same criteria.

The school, which gave a total of 31,028 hours of training to 6,195 employees in 2011 in 125 activities, is the base for strengthening Santander’s leadership in this sphere and continuously enhancing the skills of its staff.

It also trains staff from other business segments, particularly in the retail banking area, and aligns the requirements of risk management with business goals.

Part 10. Market Risk

Generally

The perimeter for measuring, controlling and monitoring the area of Market Risks covers those transactions where equity risk is assumed. This risk comes from the change in risk factors – interest rates, exchange rates, securities, the credit spread, raw material prices and the volatility of these elements – as well as the liquidity risk of the various products and markets in which the Group operates.

We are exposed to market risk mainly as a result of the following activities:

•	Trading with financial instruments, which involve interest rate, foreign exchange rate, equity price, commodity price and volatility risks.

•

Engaging in retail banking activities, which involve interest rate risk since a change in interest rates affects interest income, interest expense and customer behavior. This interest rate risk arises from the gap (maturity and reprising) between assets and liabilities.

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

Our market risk policy is to maintain a medium to low risk profile in business units. The risk activity is regulated and controlled through certain policies, documented in the Corporate Framework on Market Risk Management 7 (and through a limit structure on our exposure to these market and liquidity risks which includes global limits for the entire Group (total risk limit unit) to specific portfolio limits; in addition, authorized products are listed and reviewed periodically.

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

The handbook’s main objective is to describe and report all risk policies and controls that our board of directors has established as well as its risk appetite.

[7]

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

1.1 VaR Model

We use a variety of mathematical and statistical models, including VaR models, historical simulations, stress testing and evaluations of Return on Risk Adjusted Capital (“RORAC”) to measure, monitor, report and manage market risk. We call our VaR figures daily or annual “capital at risk” figures, depending on their time horizon, since we use them to allocate economic capital to various activities in order to evaluate the RORAC of such activities.

As calculated by us, VaR is an estimate of the expected maximum loss in the market value of a given portfolio over a one-day time horizon at a 99% confidence interval. It is the maximum one-day loss that we estimate we would suffer on a given portfolio 99% of the time, subject to certain assumptions and limitations discussed below. Conversely, it is the figure that we would expect to exceed only 1% of the time, or approximately two or three days per year. VaR provides a single estimate of market risk that is comparable among different portfolios or instruments.

The number of expected “exceptions” is an average number. Over a long period of time we would expect an average of two or three exceptions per year; however, there may be some years or periods where there are fewer exceptions than expected, as was the case in 2009 and 2010 when there were no exceptions, and other periods where there are more exceptions than expected. In 2011, there were three exceptions to VaR at 99% (i.e. days when the daily loss was higher than VaR): August 4 and August 8, which can be explained mainly by the sharp increase in credit spreads, the sudden fall of the stock markets and the depreciation of most currencies against the dollar due to the worsening of the sovereign debt crisis in the Eurozone and to increased fears of a major slowdown in the global economy; and September 12, due to the significant increase in credit spreads, mainly spreads relating to financial sector entities and to Greece.

The standard methodology used is based on historical simulation (520 days). In order to capture recent market volatility in the model, the reported VaR is the maximum between two different VaR figures, both of which use a historical window of two years (one applies an exponential decline factor which gives a higher weight to the observations closer in time and another gives the same weight to all the observations). This methodology makes our VaR numbers react very quickly to changes in current volatility, significantly reducing the likelihood of backtesting exceptions. In addition, backtesting exceptions in 2010 were further reduced as a consequence of inclusion of the 2008 financial crisis in the historical series used for calculating the VaR.

We use VaR estimates to alert senior management whenever the statistically estimated losses in our portfolios exceed prudent levels. Limits on VaR are used to control exposure on a portfolio-by-portfolio basis. VaR is also used to calculate the RORAC for a particular activity in order to make risk-adjusted performance evaluations.

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

To address the credit risk inherent in trading portfolios in accord with the recommendations of the Basel Committee on Banking Supervision and prevailing regulations, an additional measurement began to be calculated (incremental risk charge, IRC), in order to cover the risk of default that is not adequately captured in the VaR, via changes in lending spreads. The instruments affected are basically fixed-rate bonds, both public and private sector, derivatives on bonds (forwards, options, etc) and credit derivatives (credit default swaps, asset backed securities, etc.). The method for calculating the IRC, in essence similar to that of the credit risk of positions outside trading, is based on direct measurements of the tails of the distribution of losses to the appropriate percentile (99.9%) and uses Monte Carlo methodology (applying a million simulations).

1.2 Assumptions and Limitations

Our VaR methodology should be interpreted in light of the limitations of our model, which include:

•	A one-day time horizon may not fully capture the market risk of positions that cannot be liquidated or hedged within one day.

•	At present, we compute VaR at the close of business and trading positions may change substantially during the course of the trading day.

1.3 Scenario Analysis and Calibration Measures

Because of these limitations in VaR methodology, in addition to historical simulation, we use stress testing to analyze the impact of extreme market movements and to adopt policies and procedures in an effort to protect our capital and results of operation against such contingencies.

In order to calibrate our VaR model, we use back testing processes. Back testing is a comparative analysis between VaR estimates and the daily clean P&L (i.e. real profit or loss obtained at the end of the day on the portfolio analyzed at the end of the preceding day valued at the following day prices). The purpose of these tests is to verify and measure the precision of the models used to calculate VaR.

Santander performs regular back-testing (BT) processes to calibrate and improve its VaR model. Back-testing is conducted based on several approaches: by unit (Madrid, Brazil, Mexico, etc.), by main portfolio/strategy (proprietary trading, market making rates, market making equity, etc.), and by type of profit & loss source. Three kinds of back-testing are conducted: “clean P&L” (which allows us to monitor market risk), “clean P&L” calculated with front platforms such as Murex (which allows us to monitor risks associated with our treasury positions) and “dirty P&L” (which includes commissions, mark ups and intraday trading results). The aim of the latter is to capture indirectly the importance of intra-day activity.

Whenever an anomaly is detected, we undertake a detailed examination of elements (such as “pricers”, inputs and configuration, among others, in order to correct such anomaly. Detailed results of our BT are regularly reported to Bank of Spain.

The analyses of our back testing comply, at a minimum, with the BIS recommendations regarding the verification of the internal systems used to measure and manage market risks.

Besides the ongoing and regular calibration of our VaR methodology, there were no significant changes during the periods presented nor are any such changes contemplated at this time.

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

The Group’s foreign exchange rate risk with respect to our non-trading activity can be either permanent or temporary. The permanent risk reflects the book value of investments net of the initial goodwill, while the temporary risk basically stems from purchase/sale transactions made to hedge the exchange rate risk derived from dividend flows and expected results. The exchange rate differences generated for each position are recorded in reserves and in profit and loss account, respectively.

In order to manage the exchange rate risk of the book value of permanent investments, our general policy is to finance the investment in local currency, provided there is a deep market which allows it and that the cost of doing so is justified by the expected depreciation. If local markets were not deep enough, our investments in foreign currency would be financed in euros and so would generate an exchange-rate risk. Certain one-time hedges of permanent investments are made when it is believed that a local currency could weaken against the euro more quickly than the market is discounting. In addition, transactions are carried out to hedge the currency risk of the Group’s results and dividends in Latin America.

2.2 Interest Rate Risk

The Group analyzes the sensitivity of net interest margin and market value of equity to changes in interest rates. This sensitivity arises from gaps in maturity dates and the review of interest rates in the different asset and liability items.

On the basis of the positioning of balance sheet interest rates, as well as the situation and outlook for the market, the financial measures are agreed to adjust the positioning to that desired by the Group. These measures range from taking positions in markets to defining the interest rate features of commercial products. The Group manages total risk by determining a target range for each sensitivity and providing the appropriate hedge (mainly with government debt, interest rate swaps and interest rate options) in order to maintain these sensitivities within that range.

The metrics used to control structural interest rate risk are the interest rate gap, the sensitivities of net interest margin and market value to changes in interest rates, VaR and analysis of scenarios.

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

All on- and off-balance sheet items must be broken down by their flows and analyzed at in terms of reprising and maturity. In the case of those items that do not have a contractual maturity, an internal model of analysis is used and estimates are made of their duration and sensitivity.

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

d) Value at Risk (VaR)

The Value at Risk for balance sheet activity and investment portfolios is calculated with the same standard as for trading, historical simulation with a confidence level of 99% and a time frame of one day. As for the trading portfolios, a time frame of two years, or 520 daily figures, is used, obtained from the reference date of the VaR calculation back in time.

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

The Group has a diversified portfolio of assets that are liquid or can be made so in the short term. It also has an active presence in a wide and diversified series of financing and securitization markets, limiting its dependence on specific markets and keeping open the capacity of recourse to alternative markets.

The measures used for liquidity risk control in balance sheet management are the liquidity gap, liquidity ratios, stress scenarios and contingency plans.

a) Liquidity gap

The liquidity gap provides information on contractual and expected cash inflows and outflows for a certain period of time, for each of the currencies in which we operate. The gap measures the net need or net excess of funds at a particular date, and reflects the level of liquidity maintained under normal market conditions.

b) Liquidity ratios

The liquidity coefficient compares liquid assets available for sale (after applying the relevant discounts and adjustments) with total liabilities to be settled, including contingencies. This coefficient shows, for currencies that cannot be consolidated, the level of immediate response to firm commitments.

Net accumulated illiquidity is defined as the 30-day accumulated gap obtained from the modified liquidity gap. The modified contractual liquidity gap is drawn up on the basis of the contractual liquidity gap and placing liquid assets or repos at the point of settlement and not at their point of maturity. This indicator is calculated for each of the main currencies.

In addition, we use the following other ratios or metrics to monitor the structural liquidity position:

•	Loans / net assets

•	Customer deposits, insurance and medium and long-term financing / lending

•	Customer deposits, insurance and medium and long-term financing, shareholders’ funds and other liabilities / sum of credits and fixed assets

•	Short-term financing / net liabilities

•	Survival horizon

c) Analysis of scenarios/Contingency Plan

Our liquidity management focuses on preventing a crisis. Liquidity crises, and their immediate causes, cannot always be predicted. Consequently, the Group’s contingency plans concentrate on creating models of potential crises by analyzing different scenarios, identifying crisis types, internal and external communications and individual responsibilities.

The contingency plan covers the sphere of activity of a local unit and of central headquarters. It specifies clear lines of communication at the first sign of crisis and suggests a wide range of responses to different levels of crisis.

As a crisis can occur locally or globally, each local unit must prepare a contingency financing plan and must inform the headquarters in Madrid of its plan at least every six months so that it can be reviewed and updated. These plans, however, must be updated more frequently if market circumstances make it advisable.

Lastly, Grupo Santander is actively participating in the process opened by the Basel Committee to strengthen bank liquidity8, with a two-pronged approach: participating in the analysis of the impact of the regulatory changes raised —including, the introduction of two new ratios: Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR) – and, participating in various forums (European Banking Federation, etc.), to discuss and comment on the issue, maintaining in both cases close co-operation with the Bank of Spain.

Quantitative analysis

A. Trading activity

Quantitative analysis of daily VaR in 2011

The Group’s risk performance with regard to trading activity in financial markets during 2011, as measured by daily Value at Risk “VaR”, is shown in the following graph.

VaR during 2011 fluctuated between €12.0 million and €33.2 million. It rose as of the end of April to a maximum for the year of €33.2 million on May 24, due to an increase in interest rate and exchange rate risk in Spain and Brazil. The increase in VaR during the first half of July was due to the rise in exchange rate risk and volatility in Brazil. As of then, dynamic management of portfolios, together with a reduction in exchange rate and interest rate risk in the treasuries of Madrid and Brazil, produced a downward path until the end of the year.

[8]	“Basel III: International framework for liquidity risk measurement, standards and monitoring” (Basel Committee on Banking Supervision, December 2010).

The VaR reported as of November 15, 2011 excludes the risk from changes in the credit spreads of securitizations and portfolios affected by credit correlation. For regulatory reasons (BIS 2.5), these exposures are considered as banking book for capital purposes. This change caused a decline in risk in VaR terms, both at the total level as well as by credit spread.

The average VaR of the Group’s trading portfolio in 2011 (€22.4 million) was lower than in 2010 (€28.7 million), even though volatility remained high in markets because of Europe’s sovereign debt crisis. Meanwhile, in relation to other comparable financial groups, the Group has a low trading risk profile. Dynamic management of risk enables the Group to adopt changes of strategy in order to exploit opportunities in an environment of uncertainty.

The histogram below shows the distribution of average risk in terms of VaR during 2011. It was between €16.5 million and €30.5 million on 81.9% of days. The values greater than €30.5 million (3.5%) were concentrated in the central months of the year, mainly due to the increased volatility in the Brazilian real and the Eurozone’s sovereign debt crisis.

VaR statistics by risk factor 9

[9]	The VaR of global activities includes operations that are not assigned to any particular country, such as Active Credit Portfolio Management and Non-core Legacy Portfolio.

The minimum, maximum, average and year-end risk values in VaR terms during 2011 were as follows:

		Minimum	Average	Maximum	Year-end
TOTAL TRADING	Total VaR	12.0	22.4	33.2	15.9

	Diversification effect	(12.2)	(21.8)	(34.7)	(16.7)

	Interest Rate VaR	8.6	14.8	21.8	14.6
	Equity VaR	2.2	4.8	22.7	3.7
	FX VaR	1.3	9.0	24.1	4.2
	Credit Spread VaR	6.7	15.0	23.0	9.6
	Commodities VaR	0.2	0.6	3.9	0.4

LATIN AMERICA	Total VaR	4.9	11.7	23.7	10.7

	Diversification effect	(2.4)	(6.4)	(12.5)	(8.7)

	Interest Rate VaR	5.3	11.2	18.5	10.5
	Equity VaR	1.3	3.5	9.6	2.2
	FX VaR	0.6	3.7	19.2	1.2

USA & ASIA	Total VaR	0.6	1.2	3.0	0.9

	Diversification effect	(0.1)	(0.5)	(2.4)	(0.4)

	Interest Rate VaR	0.5	0.9	2.2	0.9
	Equity VaR	0.0	0.1	2.9	0.1
	FX VaR	0.2	0.6	1.7	0.4

EUROPE	Total VaR	8.3	15.5	24.7	10.1

	Diversification effect	(8.2)	(15.1)	(25.0)	(13.0)

	Interest Rate VaR	5.9	11.5	18.9	11.9
	Equity VaR	1.5	3.9	17.4	3.6
	FX VaR	0.9	8.5	15.2	3.9
	Credit Spread VaR	2.7	6.0	11.4	3.3
	Commodities VaR	0.2	0.6	3.9	0.4

GLOBAL ACTIVITIES	Total VaR	6.5	10.5	15.9	9.7

	Diversification effect	0.5	(1.1)	(4.1)	(0.9)

	Interest Rate VaR	0.3	0.4	0.7	0.5
	Credit Spread VaR	6.0	10.3	17.0	8.4
	FX VaR	0.0	0.9	2.3	1.8
EUR million

In Latin America, the US and Asia, the credit spread VaR and the commodities VaR are not shown separately because of their scant or zero materiality.

The average VaR was €6.3 million lower than in 2010. The reduction was in all risk factors, particularly in the credit spread and equities, whose VaR dropped from €20.9 million and €8.0 million to €15 million and €4.8 million, respectively.

The evolution of VaR during 2011 highlighted the Group’s flexibility and agility in adapting its risk profile on the basis of changes in strategy caused by a perception different to that of expectations in the markets.

Daily VaR: Performance by Risk Factor

(€ million)

Of note were the transitory balances in VaR by exchange rate, caused by the significant changes in the positions opened in foreign currencies. The drop in VaR by credit spread as of November 15 is explained by the aforementioned exclusion from the risk spread of securitizations and the correlation of credit which under BIS 2.5 are considered as banking book for the purposes of regulatory capital.

Distribution of risks and results

•	Geographic distribution

Latin America contributed on average 28.3% of the Group’s total VaR in trading activity and 34.5% in economic results. Europe, with 49.2% of global risk, contributed 70.8% of results, as most of its treasury activity focused on professional and institutional clients. Global activities, with 22.2% of the Group’s total VaR, contributed a negative 6.3% in economic results, hit by the Eurozone’s sovereign debt crisis and the general rise in financial credit and corporate spreads.

Geographic distribution of risks and economic results (% )

Monthly distribution of risks and results

The next chart shows the risk assumption profile, in terms of VaR as opposed to results. The average VaR remained stable until September and then declined, while results evolved in a more irregular way during the year. The first months were positive until March and then negative until November when they were well below the annual average due to the worsening of the Eurozone’s sovereign debt crisis.

Histogram of daily Marked-to-Market (“MtM”) results

The following histogram of frequencies shows the distribution of daily economic results on the basis of their size. The daily yield was between -€5 and +€15 million on 70% of days when the market was open.

Risk management of structured derivatives

The Group’s structured derivatives activity is mainly focused on designing investment products and hedging risk for clients. These transactions include options on equities, currencies and interest rates.

The units where this activity mainly takes place are: Madrid, Banesto, Santander UK, Brazil and Mexico.

The average risk in 2011 (€4.7 million) was lower than in 2010 (€7.9 million), due to the decline in the exposure opened in financial instruments linked to volatility.

Regarding VaR by risk factor, the exposure, on average, was concentrated in equities, followed by interest rates, exchange rates and commodities.

Test and calibration measures

In accordance with the BIS recommendations for gauging and monitoring the effectiveness of internal market risk measurement and management systems, in 2011 we carried out regular analyses and contrasting measures which confirmed the reliability of the model.

In 2011 there were three exceptions to VaR at 99% (i.e. days when the daily loss was higher than VaR): August 4 and August 8, which can be explained mainly by the sharp increase in credit spreads, the sudden fall of the stock markets and the depreciation of most currencies against the dollar due to the worsening of the sovereign debt crisis in the Eurozone and to increased fears of a major slowdown in the global economy; and September 12, due to the significant increase in credit spreads, mainly spreads relating to financial sector entities and to Greece,. The aforementhioned exceptions are shown in the following graph:

Scenario analysis

Various scenarios, including stress tests, were analyzed and calculated regularly in 2011 (at least monthly), at the global and local levels, particularly trading portfolios and using the same assumptions by risk factor.

Maximum volatility scenario

The table below shows, at December 31, 2011, the results by risk factor (interest rates, equities, exchange rates, spreads on loans, commodities and the volatility of each one of them), in a scenario in which volatility equivalent to six standard deviations in a normal distribution is applied. This scenario is based on taking for each risk factor the movement that represents a greater potential loss in the global portfolio. For the year-end, this scenario involved rises in interest rate in Latin American markets and falls in core markets (“flight into quality”), declines in stock markets, the depreciation of all currencies against the euro, greater volatility and spreads on loans.

Maximum volatility stress test

€ million	Interest Rate	Equity	Exchange Rate	Credit Spread	Commodity	Total
Total Trading	-51.4	-35.2	-19.9	-23.4	-1.0	-130.8
Europe	-5.5	-26.4	-16.7	-5.6	-1.0	-55.2
Latin America	-44.7	-8.7	-2.4	0.0	0.0	-55.7
United States	-1.4	-0.1	-0.8	0.0	0.0	-2.2
Global Activities	0.2	0.0	0.0	-17.8	0.0	-17.7

The stress test shows that the economic loss suffered by the Group in its trading portfolios, in terms of the Mark to Market (MtM) result would be, if the stress movements defined in the scenario materialized, €131 million, a loss that would be distributed between Europe (equities, exchange rates and credit spreads), Latin America (interest rate) and global activities (credit spreads).

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

B.1.1. Quantitative analysis of interest rate risk in 2011

a) Convertible currencies

At the end of 2011, the sensitivity of net interest margin at one year to parallel rises of 100 basis points was concentrated in the sterling interest rate curve, with Santander UK contributing the most (£191 million). In the euro interest rate curve, the risk was substantially reduced compared to the end of 2010 to €96 million, stemming primarily from the sensitivity of the consumer unit in Germany (€66 million, excluding our subsidiaries in Austria and Belgium). As regards the US dollar curve, the greatest concentration comes from Sovereign ($76 million). The sensitivity of the rest of convertible currencies was not very significant.

At the same date, the sensitivity of equity to parallel rises in the yield curve of 100 basis points in the euro interest rate curve was €723 million, most of it in the parent Bank, which is lower than at the end of 2010. As regards the curve in sterling it was £376 million.

In accordance with the current environment of low interest rates, the Bank maintains a positive sensitivity, both in net interest margin (NIM) and to interest rate rises.

Structural Gap. Santander Parent Company (December 31, 2011) (*)

€ million	Not sensitive	Up to 1 year	1-3 years	3-5 years	More than 5 years	TOTAL
Money and securities market		81.408	6.471	2.679	16.287	106.845
Loans	112	106.135	8.896	1.352	1.050	117.546
Equity Investments	86.049					86.049
Other assets	19.688	73.954	52	54	63	93.811
Total assets	105.849	261.497	15.420	4.085	17.400	404.250
Money market	—	64.325	2.585	300	56	67.265
Customer deposits	—	39.455	17.773	10.004	14.247	81.478
Debt Issues and securitizations	—	78.021	21.781	13.666	9.872	123.340
Shareholders’ equity and other liabilities	87.606	60.906	920	595	935	150.962
Total liabilities	87.606	242.708	43.059	24.564	25.109	423.045
Balance sheet Gap	18.243	18.789	(27.639)	(20.479)	(7.709)	(18.795)
Off-balance sheet structural Gap	—	(11.451)	17.952	10.663	5.416	22.579
Total structural Gap	18.243	7.337	(9.687)	(9.816)	(2.293)	3.785
Accumulated Gap	—	7.337	(2.350)	(12.165)	(14.459)	—

(*)	Gap of euro-denominated assets and liabilities, excluding other currencies.

b) Latin America

The interest rate risk of Latin America’s balance sheet management portfolios, measured by the sensitivity of net interest margin (NIM) to a parallel movement of 100 basis points, in the yield curve remained during 2011 at low levels.

In terms of equity sensitivity, interest risk fluctuated in a range of between €753 million and €1,036 million. The sensitivity increased as of April mainly because of growth in lending and the ALCO portfolio in Brazil and the rise in fixed-rate loans in Mexico, after incorporating the portfolio of loans acquired from General Electric.

At the end of 2011, the region’s risk consumption, measured by equity sensitivity to shifts of 100 basis points, was €957 million (€763 million in 2010), while that of the net interest margin at one year, measured by its sensitivity to shifts of 100 basis points, was €79 million (€45 million in 2010).

Latin America: Structural Interest Risk Profile Evolution

Sensitivity of NIM and MVE to shifts of 100 basis points, Millions of euros

Interest rate risk profile at December 31, 2011

The gap tables below show the distribution of risk by maturity in Latin America as of December 31, 2011 (figures in millions of euros).

Gaps in Local Currency	Not sensitive	0-6 months	6-12 months	1-3 years	> 3 years	TOTAL
Assets	59,192	98,801	16,141	35,702	29,106	239,073
Liabilities	71,196	115,340	24,017	13,731	10,833	235,117
Off-balance Sheet	-2,956	115,017	253	2,406	-1,622	113,099

Gap	-23,083	102,782	-2,541	22,485	15,674	115,317

Gaps in Foreign Currency	Not sensitive	0-6 months	6-12 months	1-3 years	> 3 years	TOTAL
Assets	5,295	32,182	3,887	3,695	8,397	53,455
Liabilities	5,658	30,718	4,247	5,009	10,043	55,675
Off-balance Sheet	-3,890	-108,056	-617	-847	313	-113,097

Gap	-4,253	-106,593	-976	-2,162	-1,333	-115,317

Net Interest Margin (NIM) sensitivity

For the whole of Latin America, the consumption at the end of 2011 was €79 million (sensitivity of the financial margin at one year to rises of 100 basis points). The geographic distribution is shown below.

More than 90% of the risk was concentrated in three countries: Brazil, Chile and Mexico.

Others: Argentina, Colombia, Panama, Peru, Puerto Rico, Santander Overseas and Uruguay

Market Value of Equity (MVE) sensitivity

For the whole of Latin America, the consumption at the end of 2011 was €957 million (sensitivity of MVE to a parallel movement of rises of 100 basis points in interest rates).

The geographic distribution is shown below. About 90% of risk is concentrated in three countries: Brazil, Chile and Mexico Others: Argentina, Colombia, Panama, Peru, Puerto Rico, Santander Overseas and Uruguay

B.1.2. Structural management of credit risk

The purpose of structural management of credit risk is to reduce the concentrations that can naturally occur as a result of business activity through the sale of assets. These operations are offset by acquiring other assets that diversify the credit portfolio. The Financial Management Area analyzes these strategies and makes proposals to the ALCO in order to optimize the exposure to credit risk and help create value.

In 2011 and as part of the Group’s liquidity management:

• €73 billion of assets were securitized, of which around one-third were placed in the market and the rest retained by the Group’s various units. These retained securitizations increased the Group’s liquidity position through their discounting capacity in central banks.

• Repurchases were made in the secondary market of securitization bonds of the higher tranches of Group issuers (around €100 million).

B.1.3. Management of structural liquidity

Banco Santander’s business model has enabled it to have a comfortable liquidity position during the financial crisis. In this environment, the framework of managing financing and liquidity risk continued to function correctly, which gave the Bank a considerable competitive edge.

The great capacity to attract customer deposits, combined with strong issuance activity in institutional markets via subsidiaries with the responsibility and capacity to cover their own needs, has given the Group the necessary liquidity to finance the acquisition of new units in the last few years. It has also helped to bolster the Bank’s capacity to create value, while at the same time continue to improve the diversification of financing sources.

The Group’s liquidity management framework and its situation at the end of 2011 is set out below.

1. Management framework

Liquidity management is based on three fundamental pillars:

A) Organizational model: governance and the board. A solid model of governance that ensures the involvement of senior management and the board in taking decisions and facilitating their integration with the Group’s global strategy.

B) Management. Adapted to each business’s liquidity needs, in accordance with the decentralized organizational model.

C) Balance sheet analysis and liquidity risk management. Profound analysis of the balance sheet and its evolution in order to support decision-taking.

A. Organizational and governance model

Decision-taking regarding structural risks is done by local ALCO committees in coordination with the markets committee. The latter is the highest decision-taking body and coordinates all global decisions that influence measurement, management and control of liquidity risk.

The markets committee is headed by the chairman of the Bank and comprises the second vice-chairman of the board and CEO, the third vice-chairman of the board and chairman of the risk committee, the chief financial officer and the executive vice-president of risks and those responsible for the business and analysis units.

There are also ALCO committees for convertible currencies (basically, euros, the US dollar and sterling) as well as for the currencies of emerging countries.

The Financial Management Area is responsible for managing structural risks, including liquidity, while control is the responsibility of the global market risk areas. Both areas support the ALCO committees, providing analysis and management proposals and controlling compliance with the limits set.

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

Liquidity and financing management is based on the following principles:

• Wide and very stable base of customer deposits and funds on the balance sheet (including retail commercial paper): more than 85% of the deposits are retail and are captured in the Group’s core markets by various units.

• Financing via medium and long-term issues of the balance sheet’s stable liquidity needs (the gap between loans and deposits), establishing a surplus of structural financing in order to be able to meet possible adverse situations.

• Diversification of financing sources to reduce the risk in relation to:

– instruments/investors

– markets/currencies

– maturities

• Strict control of short-term financing needs, within the Group’s policy of minimizing the degree of recourse to short term funds.

• Autonomy and responsibility of subsidiaries in managing the financing of liquidity, with no structural support from the parent Bank.

In practice, and applying these principles, the Group’s liquidity management consists of:

• Preparing a yearly liquidity plan based on the financing needs derived from the budgets of each business. On the basis of these needs and bearing in mind prudent limits on recourse to short-term markets, the year’s issuance and securitization plan is established by financial management.

• During the year the evolution of the balance sheet and financing needs is regularly monitored, giving rise to changes to the plan.

• Maintain an active presence in a wide and diversified series of financing markets. The Group has more than 10 significant and independent issuance units, which avoid dependence on a specific market and maintain available a wide capacity of issuance in various markets.

• And backed by all this, the Group has an adequate structure of medium and long-term issues, well diversified by products (senior debt, subordinated, preferred shares, bonds) with an average conservative, to which are added the securitized bonds placed in the market.

• All of these results in moderate needs of recourse to short-term wholesale financing at the Group level, which, as reflected in the accompanying balance of liquidity, represented less than 2% of net funds in 2011, down from 3% in 2010, and 5% in 2009. This percentage would be below 2% if the retail commercial paper placed by the commercial networks in Spain as products to replace customer deposits is excluded.

The subsidiaries have a large degree of autonomy to manage their liquidity within Grupo Santander’s decentralized and coordinated financing model. Each one must budget their liquidity needs and assess their own capacity of recourse to the wholesale markets in order to establish, always in coordination with the parent Bank, the issuance and securitization plan.

Only in the case of Santander Consumer Finance does the parent Bank supplement the necessary liquidity and always at the market price taking into account the maturity of the finance and the internal rating of the relevant unit. The Group, within the strategy of optimizing the use of liquidity in all units, has managed to reduce to one-third (to €5 billion from €15 billion in 2009) the recourse of Santander Consumer Finance to the parent Bank in the last two years.

C. Analysis of the balance sheet and measurement of liquidity risk

Taking decisions on financing and liquidity is based on a deep understanding of the Group’s current situation (environment, strategy, balance sheet and state of liquidity), the future liquidity needs of businesses (projection of liquidity), as well as access to and the situation of financing sources in the wholesale markets.

The goal is to ensure the Group maintains optimum levels of liquidity to cover its short and long-term needs, optimizing the impact of its cost on the income statement.

This requires monitoring of the structure of balance sheets, forecasting short and medium-term liquidity and establishing the basic metrics, in line with those reported in “Current state of liquidity” below.

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

These actions are in line with the practices being recommended by the Basel Committee in order to strengthen the liquidity of banks, whose objective is to define a framework of principles and metrics that is still being analyzed and discussed.

2. Current state of liquidity

The Group has an excellent structural position, with the capacity to meet the new conditions of stress in the markets. This is underscored by:

A) The robust balance sheet.

B) The dynamics of financing.

A. Robust balance sheet

The balance sheet at the end of 2011 was solid, as befits the Group’s retail nature. Lending, which accounted for 77% of the net assets of the balance of liquidity, was entirely financed by customer deposits and medium and long-term financing, including securitized bonds placed in the market. Equally, the structural needs of liquidity, represented by loans and fixed assets, were also totally financed by structural funds (deposits, medium and long-term financing and capital).

As regards financing in wholesale markets, the Group’s structure is largely based on medium and long-term instruments (90% of the total).

Together with special financing from the Federal Home Loan Banks in the US and securitized bonds in the market, the bulk of medium- and long-term financing are issues of debt whose outstanding balance at the end of 2011 was around €162 billion, with an average maturity of more than four years and an adequate distributed profile (no year concentrates more than 20% of the outstanding balance).

Short-term financing is a marginal part of the structure (less than 2% of total funds) and it amply covered by liquid assets. At the end of 2011, the surplus structural liquidity (equivalent to the surplus of structural funds over loans and fixed assets) was €119 billion. In addition, if the retail commercial paper placed by the commercial networks in Spain in 2011 to replace deposits is excluded, the structural surplus of liquidity would amount to €125 billion.

This solid structural position is complemented by the Group’s ability to obtain immediate liquidity through recourse to the central banks of the countries where the Group has operating subsidiaries. Of note among these central banks are the three institutions that control the three main currencies in which the Group operates: the euro, sterling and the US dollar.

At the end of 2011, total eligible assets which could be discounted in the various central banks to which the Group has access via its subsidiaries amounted to around €100 billion. This amount, similar to that at the end of 2010, is the result of an active strategy of generating assets that can be discounted, backed by development of customer businesses, which enable both the maturities of the existing assets as well as the increasing cuts in the value of guarantees by central banks when supplying liquidity to be compensated.

The tables below set out the framework of the balance of liquidity of the consolidated group as well as the main metrics for monitoring the structural position of liquidity:

Monitoring metrics

%

Metrics	2011	2010	2009
Loans/net assets	77%	75%	79%
Customer deposits, insurance and medium and long-term financing/loans	113%	115%	106%
Customer deposits, insurance and medium and long-term financing, shareholders’ funds and other liabilities / total loans and fixed assets	114%	117%	110%
Liabilities/total loans and fixed assets	2%	3%	5%
Short-term financing/net liabilities	117%	117%	135%

As in the Group, the balance sheets of the units of convertible currencies and of Latin America have the same principles, within the philosophy of independence and responsibility in their financing.

A good example is that in the Group’s main units, apart from Santander Consumer Finance, all customer lending is financed by customer deposits plus medium- and long-term wholesale funding.

B. Dynamics of financing

In 2011, Santander maintained the solid structural liquidity position reached in 2010 in an environment of maximum pressure in both the retail and wholesale spheres.

As well as the aggressive competition for retail deposits in the main European markets already begun in 2010, Eurozone wholesale markets were closed in the second half of the year due to the crisis of confidence in the solvency of sovereign debt and in the growth capacity of countries on the periphery of Europe. This difficulty in wholesale issuance raised the appetite for retail deposits while complicating access to short-term dollar markets.

In this context of high stress, the Group maintained its liquidity ratios, after absorbing the financing needs derived from the new units incorporated. The Group’s loan-to-deposit ratio remained at around 117% at December 31, 2011 (including the retail commercial paper), after the sharp reduction from 150% in 2008. The ratio of deposits plus medium- and long-term financing to loans was 113% (115% in 2010), well above the 104% in 2008.

This evolution is the result of managing the two basic drivers of the Santander model: the high capacity to capture customer funds and the wide and diversified access to wholesale finance markets.

As regards deposits, in 2011 the Group’s main units continued to increase their customer deposits as the basis for financing growth in lending. Growth rates in the Latin American units were higher, although without offsetting the strong rise in lending in the region, especially in Brazil and Mexico, which led to the elimination of the traditional surplus of deposits. On the other hand, developed countries undergoing deleveraging generally registered lower growth in deposits although higher than that of lending, which enabled them to keep on reducing their commercial gap.

As an exception, the commercial units in Spain which, after the big effort made in 2010 to capture deposits, reduced the volume of deposits in 2011 after giving priority to recovering spreads by not renewing the most expensive deposits and issuing commercial paper to attract new funds from retail customers. The fall in the volume of deposits and on-balance sheet funds, however, was less than the reduction in loans, which continued to improve the commercial gap in Spain.

As regards the second driver, the Group maintained a high volume of issuance throughout the year, more continuously in the countries and businesses least affected by the Eurozone’s issuance difficulties after the summer. The diversity of issuers by markets and currencies, and exploiting the windows offered by the euro markets, particularly in the first half of the year, enabled Santander to capture €40 billion in medium- and long-term issues in the market (more than in 2010), which covered 124% of the maturities and amortizations envisaged for the year.

Medium and long term issues, basically senior debt and mortgage bonds, were concentrated in Spain and the UK (72% of the total between the two), followed by Latin America, led by Brazil, which increased its participation to 24% of the year’s total issues.

As regards securitization, in 2011 the Group’s subsidiaries made sales in the market of securitized bonds and structured medium and long-term operations with customers whose collateral is securitized bonds or mortgage bonds amounting to close to €25 billion. Of note along with the strong activity in the UK market, which concentrates more than half of the placements, was the growing issuance of Santander Consumer Finance, strongly backed by investor appetite for these securities. This demand increased the number of Santander Consumer Finance units which accessed the wholesale markets and contributed to the opening of new markets. A good example of this was Norway, where the Group made the first securitization of auto loans in the country.

This high issuance capacity shown by the parent Bank and its subsidiaries in various types of debt was backed by the Group’s notable credit quality. In February 2012, after the successive downgrading of Spanish sovereign debt by rating agencies, Grupo Santander had the following credit ratings: A from Fitch, A+ from Standard & Poor’s and Aa3 from Moody’s.

Also noteworthy was that, in all cases, the Group’s issuance capacity was adjusted to investors’ appetite for securities at placement prices that recognized the higher credit quality of the Group and its subsidiaries. A good example of this was the Parent bank’s €2 billion issue of 3 year mortgage bonds in February 2012, which reopened the Spanish market after almost six months of no activity for these volumes. Its placement, with a high demand (four times oversubscribed) was done at a spread of 210 basis points over mid swap, below that of the Bank’s CDS in the days before and which was close to the levels before the tightening of markets in August 2011.

In short, sustained growth in deposits except in some markets because of the greater focus on spreads, wide access to medium and long-term wholesale markets and generation of liquidity by businesses in economies undergoing deleveraging explain the Group’s continued solid structural liquidity position during 2011.

Santander thus begins 2012 with a comfortable liquidity situation and with fewer issuance needs in the medium- and long-term. There are no concentrations of maturities in the coming years, when annual maturities are less than the issues made in 2011 and furthermore the different business dynamics by areas and markets do not make it necessary to cover all issues. This will make the Group develop differentiated strategies in each one of them.

In any case, and while the current environment of uncertainty persists, Santander will continue to pursue a conservative policy in issues, as it did in 2011, in order to bolster its already solid position.

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

With respect to the exchange-rate risk of permanent investments, the general policy is to finance them in the currency of the investment provided the depth of the market allows it and the cost is justified by the expected depreciation. One-time hedging is also done when a local currency could weaken against the euro significantly more quickly than the market is discounting.

At the end of 2011, the largest exposures of a permanent nature (with potential impact on net worth) were concentrated in Brazilian reais, followed by sterling, US dollars, Mexican pesos and Polish zloties. The Group hedges part of these permanent positions with exchange-rate derivatives.

In addition, Corporate Activities at the consolidated level is responsible for exchange-rate management of the Group’s expected results and dividends in those units whose currency is not the euro.

B.2.2. Portfolio of industrial and strategic shareholdings

The non-trading equity portfolio increased 21% in 2011, after the significant reductions in the two previous years. The increase was concentrated on equity investments, which rose from €201 million to €2,473 million, because of the reclassification of Metrovacesa (previously categorized as Available for Sale) and the incorporation as equity investments of the Group’s stakes in insurance companies and in Santander Consumer USA (previously their balance sheets were consolidated in the Group’s one). The Available for Sale equity portfolio decreased 15% to €6,135 million.

C. Structured financing transactions

Despite the complicated economic environment, Santander achieved growth of 13.2% in this activity in 2011 to a committed exposure of €22,017 million at the end of the year, corresponding to 727 transactions, and increased both the diversification by sectors and the internationalization of business. Leadership in project finance was strengthened with an exposure of €13,528 million among 514 transactions, (risk reduced to €12,198 million if we discount the exposure ceded to two CLOs signed in 2008 and 2009), followed by €4,434 million in acquisition finance (50 transactions), of which €1,746 million related to 12 margin calls and, lastly, leveraged buy-outs (LBOs) and other structured financings amounted to €4,055 million (154 transactions).

As a result of integrating Alliance & Leicester into the Group in 2008, a portfolio of structured operations is maintained. It is a diversified portfolio of specialized finance operations. The exposure at the end of 2011 was €4,167 million (€4,989 million) corresponding to 214 transactions. This exposure was 15.5% less than at the end of 2010.

D. Exposures related to complex structured assets

Grupo Santander continued to have a very limited exposure to complex structured instruments or vehicles, reflecting a management culture in which prudent risk management is one of the main identifying features. At the end of 2011, the Group had:

•

CDOs/CLOs: the position is still very insignificant at €301 million, 38% less than at the end of 2010. A significant part of it is the result of the integration of the Alliance & Leicester portfolio in 2008.

•

Non-Agency CMOs and pass-throughs with underlying mortgage alt-A: no exposure. The €818 million of positions at the end of 2010, mainly from the integration of Sovereign Bank in January 2009, were sold in the fourth quarter of 2011.

•

Hedge funds: the total exposure is not significant (€469 million at the end of 2011) and most of it is through financing these funds (€233 million), as the rest is direct participation in portfolio. This exposure has low levels of loan-to-value of around 30% (€1,552 million of collateral at the end of 2011). The risk with this type of counterparty is analyzed case by case, establishing the percentages of collateral on the basis of the features and assets of each fund.

•	Conduits: No exposure.

•

Monolines: Santander’s exposure to bond insurance companies was €196 million at the end of 2011, mainly indirect exposure, and €173 million by virtue of the guarantee provided by this type of entity to various financing or traditional securitization operations. The exposure in this case is double default, as the primary underlying assets are of high credit quality (mainly AA). The small remaining amount is direct exposure (for example, via purchase of protection from the risk of non-payment by any of these insurance companies through a credit default swap). The exposure was 29% lower than in 2010.

In short, the exposure to this type of instrument, the result of the Group’s usual operations, continued to decline in 2011 and this was mainly due to the integration of positions of institutions acquired in 2011, such as Alliance & Leicester and Sovereign (in 2008 and 2009, respectively). All these positions were known at the time of purchase, having been duly provisioned. These positions, since their integration in the Group, have been notably reduced, with the ultimate goal of eliminating them from the balance sheet.

Santander’s policy for the approval of new transactions in these products continues to be very prudent and conservative, and is subject to strict supervision by the Group’s senior management. Before approval is given for a new transaction, product or underlying asset, the risk division verifies:

•	the existence of an appropriate valuation model to monitor the value of each exposure: Mark-to-Market, Mark-to-Model or Mark-to-Liquidity.

•	whether the inputs enabling application of this valuation model are observable in the market.

Provided the two aforementioned conditions are met, the risk division ascertains:

•	the availability of adequate systems duly adapted for the calculation and daily monitoring of the results, positions and risks of the new transactions and

•	the degree of liquidity of the product or underlying asset, with a view to arranging the related hedge on a timely basis.

E. Internal model

Grupo Santander had, at the end of 2011, approval from the Bank of Spain for its internal market risk model for calculating regulatory capital in the trading portfolios of units in Spain, Chile and Portugal. The Group’s goal is to gradually increase approval to the rest of the units.

As a result of this approval, the regulatory capital of trading activity is now calculated via advanced methods, using VaR as the fundamental metric and incorporating new metrics of stressed VaR and incremental risk capital charge, which replaces incremental default risk, in line with the new capital requirements demanded by Basel 2.5.

We closely co-operate with the Bank of Spain in order to advance in the perimeter susceptible of entering into the internal model (at the geographic and operational levels), as well as in analysis of the impact of new requirements, in line with the documents published by the Basel Committee to strengthen the capital of banks.

F. Capital Management

Capital management’s objective is to optimize its structure and its cost, from the regulatory and economic perspectives. Therefore, different tools and policies are utilized, such as capital increases and computable issuances (preferred and subordinated), results, dividend policy and securitizations.

With respect to capital ratios, Grupo Santander’s eligible stockholders’ equity was €67,763 million at December 31, 2011, representing a €22,893 million surplus over the minimum required by the Bank of Spain. In accordance with the criteria of the Bank for International Settlements (BIS II), at December 31, 2011 the BIS II ratio was 13.6%, Tier I 11.0% and core capital 10.0% (as compared to 13.1%, 10.0% and 8.8%, respectively, at December 31, 2010).

G. Market Risk: VaR Consolidated Analysis

Our total daily VaR (considering all factors: interest rate risk, foreign exchange rate risk and equity price risk) as of December 31, 2010, and December 31, 2011, broken down by trading and structural (non-trading) portfolios, were as set forth below.

Figures in millions of EUR

		December 31, 2011
	December 31, 2010	Low	Average	High	Year End
TOTAL	580.4	389.4	469.3	563.0	542.8
Trading	29.6	12.0	22.4	33.2	15.9
Non-Trading	582.1	387.6	460.4	564.4	534.4
Diversification Effect	-31.3	-10.2	-13.5	-34.5	-7.5

The diversification effect is calculated as the sum of the individual or “stand alone” VaR of each portfolio minus the total VaR of the consolidated portfolio.

We calculate the VaR for full revaluation (individual pricers for each position) or second-order Taylor approximation for the most complex portfolios. We include several individual factors such as each interest rate curve involved, individual share prices, currencies and volatility matrices. For reporting purposes, we group them based on the primary factor (interest rate, equity, foreign exchange, credit spread and commodities).

Our daily VaR (considering each factor of interest rate risk, foreign exchange rate risk and equity price risk individually) were as set forth below.

Interest Rate Risk

Figures in millions of EUR

		December 31, 2011
	December 31, 2010	Low	Average	High	Year End
Interest Rate Risk
Trading	19.0	8.6	14.8	21.8	14.6
Non-Trading	309.2	256.0	273.1	328.1	328.1
Diversification Effect	-18.4	-8.4	-14.4	-21.1	-14.3

TOTAL	309.8	256.1	273.5	328.9	328.5

Foreign Exchange Rate Risk

Figures in millions of EUR

		December 31, 2011
	December 31, 2010	Low	Average	High	Year End
Exchange Rate Risk
Trading	13.9	1.3	9.0	24.1	4.2
Non-Trading	391.3	319.1	372.7	430.7	346.8
Diversification Effect	-13.6	-1.3	-8.9	-23.4	-4.2

TOTAL	391.6	319.1	372.8	431.4	346.8

Equity Price Risk

Figures in millions of EUR

		December 31, 2011
	December 31, 2010	Low	Average	High	Year End
Equity Price Risk
Trading	8.8	2.2	4.8	22.7	3.7
Non-Trading	218.5	182.0	234.0	305.7	305.7
Diversification Effect	-8.6	-2.2	-4.7	-21.9	-3.7

TOTAL	218.7	182.0	234.1	306.5	305.7

The Group’s daily VaR estimates by activity were as set forth below.

Figures in millions of EUR

		December 31, 2011
	December 31, 2010	Low	Average	High	Year End
Trading
Interest Rate	19.0	8.6	14.8	21.8	14.6
Exchange Rate	13.9	1.3	9.0	24.1	4.2
Equity	8.8	2.2	4.8	22.7	3.7
Credit Spread	14.7	6.7	15.0	23.0	9.6
Commodities	1.0	0.2	0.6	3.9	0.4

TOTAL	29.6	12.0	22.4	33.2	15.9

Non-Trading Interest Rate
Interest Rate	309.2	256.0	273.1	328.1	328.1

Non-Trading Foreign Exchange
Exchange Rate	391.3	319.1	372.7	430.7	346.8

Non-Trading Equity
Equity	218.5	182.0	234.0	305.7	305.7

TOTAL	580.4	389.4	469.3	563.0	542.8

Interest Rate	309.8	256.1	273.5	328.9	328.5
Exchange Rate	391.6	319.1	372.8	431.4	346.8
Equity	218.7	182.0	234.1	306.5	305.7

Item 12. Description of Securities Other than Equity Securities.

A. Debt Securities

Not Applicable

B. Warrants and Rights

Not Applicable

C. Other Securities

Not Applicable

D. American Depositary Shares

Our Depositary is J.P. Morgan Chase & Co., with its principal executive office located at 270 Park Avenue, New York, NY 10017-2070.

Each ADS represents the right to receive one share of Capital Stock of Santander, par value €0.50 each.

•	Fees charged to investors as outlined in the deposit agreement are the following:

Category of Service	Depositary Actions	Associated Fee
(a) Deposit or substituting the underlying shares

Each person to whom ADSs are issued against deposits of shares, including deposits in respect of share distributions, rights and other distributions. [1][0]

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

[1][0]

The Depositary may sell (by public or private sale) sufficient securities and property received in respect of such share distributions, rights and other distributions prior to such deposit to cover such charge.

•	Fees received from our depositary in connection with the ADR program are the following:

Contract amount:

Fixed: $3,868,240.62

Variable: $2,146,053.09

Total: $6,014,293.71

Actually paid:

Fixed: $3,868,240.62

Variable: $2,075,119.29

Total: $5,943,359.91

Waived fees:

Ongoing program maintenance per contract year: $150,000

Annual meeting services: $15,000

Investor Relations advisory services: $185,000

Total: $350,000

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

A. Not Applicable

B. Not Applicable

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A. Not Applicable

B. Not Applicable

C. Not Applicable

D. Not Applicable

E. Not Applicable

Item 15. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

As of December 31, 2011, Banco Santander, S.A., under the supervision and with the participation of its management, including its disclosure committee, its chief executive officer, chief financial officer, and chief accounting officer, performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15 (e) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

Under the supervision and with the participation of the management of the Group, including our chief executive officer, our chief financial officer and our chief accounting officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2011, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Enterprise Risk Management — Integrated Framework. Based on this assessment, management believes that, as of December 31, 2011, its internal control over financial reporting was effective based on those criteria.

Our independent registered public accounting firm has issued an audit report on the effectiveness of our internal control over financial reporting as of December 31, 2011. This report follows below.

(c) Attestation report of the registered public accounting firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Banco Santander, S.A.:

We have audited the internal control over financial reporting of Banco Santander, S.A. (the “Bank”) and Companies composing, together with the Bank, the Santander Group (the “Group”) as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the year ended December 31, 2011 of the Group and our report dated April 27, 2012 expressed an unqualified opinion on those financial statements.

/s/ Deloitte, S.L.

DELOITTE, S.L.

Madrid, Spain

April 27, 2012

(d) Changes in internal controls over financial reporting. There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit committee financial expert

The audit and compliance committee has four members, all of whom are non-executive independent directors (as defined by Article 6.2 c) of the Rules and Regulations of the Board). All members of the audit and compliance committee also meet the independence criteria set by the NYSE for foreign private issuers. Our Rules and Regulations of the Board provide that all members of the audit and compliance must have knowledge, aptitude and experience in the areas of accounting, auditing or risk management. Currently, the chairman of the audit and compliance committee is Manuel Soto. Our standards for director independence may not necessarily be consistent with, or as stringent as, the standards for director independence established by the NYSE.

Our board of directors has determined that Manuel Soto is an “Audit Committee Financial Expert” in accordance with SEC rules and regulations.

Item 16B. Code of Ethics

We have adopted a code of ethics (the “General Code of Conduct”) that applies to members of the board and to all employees of Banco Santander, S.A. and of the Grupo Santander companies, notwithstanding the fact that certain persons are also subject to the Code of Conduct in Securities Markets or to other Codes of Conduct related specifically to the activity or lines of business in which they undertake their responsibilities. This Code establishes the principles that guide these officers’ and directors’ respective actions: ethical conduct, professional standards and confidentiality. It also establishes the limitations and defines the conflicts of interest arising from their status as senior executives or directors.

In 2012, a new General Code of Conduct has been published. The current Code has primarily broadened the scope of the previous one by: (i) including guidelines for certain specific situations not included in the previous version and (ii) listing additional responsibilities in relation to the Code for compliance management and for other bodies and divisions of the Group.

The current General Code of Conduct set an open door policy by which any Grupo Santander employee who becomes aware of an allegedly unlawful act or an act in breach of the General Code of Conduct or of our business specific codes and manuals may report such act directly to compliance management.

This Code is available on our website, which does not form part of this annual report on Form 20-F, at www.santander.com under the heading “Information for shareholders and investors—corporate governance—codes of conduct”.

Item 16C. Principal Accountant Fees and Services

Amounts paid to the firms belonging to the Deloitte worldwide organization, the Group’s principal auditor, for statutory audit and other services were as follows

	2011	2010	2009
	(in millions of euros)
Audit Fees	20.4	21.6	19.6
Audit Related Fees (1)	10.8	10.7	11.0
Non-Audit Related Fees (excluding tax services)	2.6	1.7	1.5
Tax Fees	3.8	3.9	3.2
Other Fees Paid (2)	16.2	8.9	3.7
	53.8	46.8	39.0

(1)	Comprising €6.2 million in 2011, €6.5 million in 2010 and €6.8 million in 2009 for the audit of internal control pursuant to the requirements of the Sarbanes-Oxley Act and the review of the calculation of regulatory capital (Basel) and €4.6 million in 2011, €4.2 million in 2010 and €4.2 million in 2009 for other reports required by legal regulations issuing from the national supervisory bodies of the countries where the Group does business, notably the local semi-annual audits and the reports prepared in compliance with the requirements of the US securities market (other than those required by the Sarbanes-Oxley Act). Additionally, the auditors were paid €5.5 million in 2011, €5.4 million in 2010 and €5.7 million in 2009, which related to the Group semi-annual audit.

(2)	See detail of most significant concepts included in Note 48 to the Consolidated Financial Statements.

The services commissioned from the Group’s auditors meet the independence requirements stipulated by the Legislative Royal Decree 1/2011, of July 1, approving the Consolidated Audit Act, as well as those included in the Sarbanes-Oxley Act of 2002, assumed by the SEC, and in the Rules and Regulations of the Board.

The audit and compliance committee is required to pre-approve the audit and non-audit services performed by the Group’s auditors in order to assure that the provision of such services does not impair the audit firm’s independence.

In the first months of each year the audit and compliance committee proposes to the board the appointment of the independent auditor. At that moment, the audit and compliance committee pre-approves the audit and audit related services that the appointed auditors will be required to carry out during the year to comply with the applicable regulation. These services will be included in the correspondent audit contracts of the Bank and of any other company of the Group with its principal auditing firm.

In addition, all non-audit services provided by the Group’s principal auditing firm or other auditing firms are subject to case-by-case pre-approval by the audit and compliance committee.

All services provided by the Group’s principal auditing firm in 2011 detailed in the table above were approved by the audit and compliance committee.

Item 16D. Exemption from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table shows the repurchases of shares made by the Bank or any of its Affiliated Purchasers during 2011:

2011	(a) Total number of shares (or units) purchased	(b) Average price paid per share (or unit)	(c) Total number of shares (or units) purchased as part of publicly announced plans or programs	(d) Maximum number (or approximate dollar value) of shares (or units) that may yet be purchased under the plans or programs
January	79,225,239	7.36	—	—
February	32,148,252	8.76	—	—
March	66,854,716	8.15	—	—
April	163,846,496	8.02	—	—
May	84,014,688	8.29	—	—
June	69,115,654	7.67	—	—
July	102,420,178	6.78	—	—
August	96,509,870	6.14	—	—
September	59, 314,197	5.65	—	—
October	86,783,486	6.04	—	—
November	99,870,397	5.61	—	—
December	53,909,271	5.18	—	—
Total	994,012,444

During 2011, all purchases and sales of equity securities were made in open-market transactions.

Item 16F. Changes in Registrant’s Certifying Accountant

Not applicable

Item 16G. Corporate Governance

The following is a summary of the significant differences between our corporate governance practices and those applicable to domestic issuers under the NYSE listing standards.

Independence of the directors on the board of directors

Under the NYSE corporate governance rules, a majority of the board of directors must be composed of independent directors, the independence of whom is determined in accordance with highly detailed rules promulgated by the NYSE. Spanish law does not contain any such requirements although there is a non-binding recommendation for listed companies in Spain that the number of independent directors be at least one third of the total size of the Board. Article 42.1 of our Bylaws establishes that the shareholders at the general shareholders’ meeting shall endeavor to ensure that independent directors represent at least one-third of the total number of directors. Article 6.1 of the Rules and Regulations of the Board of Directors establishes likewise that the board shall endeavor that the number of independent directors represent at least one-third of all directors. The board of directors of Santander has eight independent directors (out of sixteen directors total), as defined in Article 6.2.c) of the Rules and Regulations of the Board. We have not determined whether or not the directors on the Santander board would be considered independent under the NYSE rules except in the case of the members of our audit and compliance committee where we have determined that all of them meet the NYSE independence criteria for foreign private issuers. Article 6.2.c) of the Rules and Regulations of the Board defines the concept of an independent director as follows:

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

Independence of the directors on the audit and compliance committee

Under the NYSE corporate governance rules, all members of the audit committee must be independent. Independence is determined in accordance with highly detailed rules promulgated by the NYSE. Such independence criteria are met by all members of our audit and compliance committee. The audit and compliance committee of the board of directors of Santander is composed of four directors. All members are non-executive independent directors and its chairman is independent in accordance with the standards set forth in the previously mentioned Article 6.2. c) of the Rules and Regulations of the Board. These independence standards may not necessarily be consistent with, or as stringent as, the director independence standards established by the NYSE. Under Spanish law, a majority of the members and the chairman of the audit committee must be non-executive. The composition of the audit and compliance committee is described under “—Audit and compliance committee and appointments and remuneration committee”.

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

During the fiscal year 2011, none of the members of the appointments and remuneration committee was an executive director, member of senior management or a Bank employee, and no executive director or member of senior management has held a position on the board (or its remuneration committee) of companies that employ members of the appointments and remuneration committee.

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

The audit and compliance committee and the appointments and remuneration committee met 12 and 11 times, respectively, during 2011.

Code of ethics

Under the NYSE corporate governance rules, all US companies listed on the NYSE must adopt a Code of Business Conduct and Ethics which contains certain required topics. In March 2000, Santander adopted a General Code of Conduct that applies to members of the board and to all employees of Banco Santander, S.A. and of the Grupo Santander companies, notwithstanding the fact that certain persons are also subject to the Code of Conduct in Securities Markets or to other Codes of Conduct related specifically to the activity or lines of business in which they undertake their responsibilities. On July 28, 2003, the board approved amendments to the General Code of Conduct to conform it to the requirements of Law 44/2002 (November 2, 2002) on reform measures of the financial system. The code came into force on August 1, 2003 and replaced the previous one. The General Code of Conduct establishes the principles that guide the actions of officers and directors including ethical conduct, professional standards and confidentiality.

In 2012, a new General Code of Conduct has been published. The current Code has primarily broadened the scope of the previous one by: (i) including guidelines for certain specific situations not included in the previous version and (ii) listing additional responsibilities in relation to the Code for compliance management and for other bodies and divisions of the Group.

The current General Code of Conduct set an open door policy by which any Grupo Santander employee who becomes aware of an allegedly unlawful act or an act in breach of the General Code of Conduct or of our business specific codes and manuals may report such act directly to compliance management.

As of December 31, 2011, no waivers with respect to the General Code of Conduct had been applied for or granted.

In addition, the Group abides by a Code of Conduct in the Securities Markets, which was updated on July 28, 2003. This code establishes standards and obligations in relation to securities trading, conflicts of interest and the treatment of price sensitive information.

Both codes are available to the public on our website, which does not form part of this annual report on Form 20-F, at www.santander.com under the heading “Information for shareholders and investors—corporate governance—codes of conduct”.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

We have responded to Item 18 in lieu of this item.

Item 18. Financial Statements

Reference is made to Item 19 for a list of all financial statements filed as part of this Form 20-F.

Item 19. Exhibits

(b) List of Exhibits.

Exhibit Number	Description
1.1	Bylaws (Estatutos) of Banco Santander, S.A.

1.2	Bylaws (Estatutos) of Banco Santander, S.A., (English translation of Bylaws set forth in Exhibit 1.1 hereto).

8.1	List of Subsidiaries (incorporated by reference as Exhibits I, II and III of our Financial Statements filed with this Form 20-F).

12.1	Section 302 Certification by the chief executive officer.

12.2	Section 302 Certification by the chief financial officer.

12.3	Section 302 Certification by the chief accounting officer.

13.1	Section 906 Certification by the chief executive officer, the chief financial officer and the chief accounting officer.

15.1	Consent of Deloitte, S.L.

We will furnish to the SEC, upon request, copies of any unfiled instruments that define the rights of holders of long-term debt of Santander.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO SANTANDER, S.A.

By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Chief financial officer

Date: April 27, 2012

INDEX TO FINANCIAL STATEMENTS

(a) Index to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Banco Santander, S.A.:

We have audited the accompanying consolidated balance sheets of Banco Santander, S.A. (the “Bank”) and Companies composing, together with the Bank, the Santander Group (the “Group”), as of December 31, 2011, 2010 and 2009, and the related consolidated income statements, statements of recognized income and expense, changes in total equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Bank’s directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2011, 2010, and 2009, and the results of its operations, its changes in equity, and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS-IASB”).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Group’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 27, 2012 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte, S.L.

DELOITTE, S.L.

Madrid, Spain

April 27, 2012

SANTANDER GROUP

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2011, 2010 AND 2009

(Millions of Euros)

ASSETS	Note	2011	2010	2009
CASH AND BALANCES WITH CENTRAL BANKS		96,524	77,786	34,889

FINANCIAL ASSETS HELD FOR TRADING:		172,638	156,762	135,054
Loans and advances to credit institutions	6	4,636	16,216	5,953
Loans and advances to customers	10	8,056	755	10,076
Debt instruments	7	52,704	57,872	49,921
Equity instruments	8	4,744	8,850	9,248
Trading derivatives	9	102,498	73,069	59,856

OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS:		19,563	39,480	37,814
Loans and advances to credit institutions	6	4,701	18,831	16,243
Loans and advances to customers	10	11,748	7,777	8,329
Debt instruments	7	2,649	4,605	7,365
Equity instruments	8	465	8,267	5,877

AVAILABLE-FOR-SALE FINANCIAL ASSETS:		86,613	86,235	86,620
Debt instruments	7	81,589	79,689	79,289
Equity instruments	8	5,024	6,546	7,331

LOANS AND RECEIVABLES:		779,525	768,858	736,746
Loans and advances to credit institutions	6	42,389	44,808	57,641
Loans and advances to customers	10	730,296	715,621	664,146
Debt instruments	7	6,840	8,429	14,959

HELD-TO-MATURITY INVESTMENTS		—	—	—

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	36	2,024	1,464	1,420

HEDGING DERIVATIVES	11	9,898	8,227	7,834

NON-CURRENT ASSETS HELD FOR SALE	12	5,338	6,285	5,789

INVESTMENTS:	13	4,155	273	164
Associates		2,082	273	164
Jointly controlled entities		2,073	—	—

INSURANCE CONTRACTS LINKED TO PENSIONS	14	2,146	2,220	2,356

REINSURANCE ASSETS	15	254	546	417
TANGIBLE ASSETS:		13,846	11,142	8,996
Property, plant and equipment-		9,995	9,832	7,905
For own use	16	7,797	7,508	6,202
Leased out under an operating lease	16	2,198	2,324	1,703
Investment property	16	3,851	1,310	1,091

INTANGIBLE ASSETS:		28,083	28,064	25,643
Goodwill	17	25,089	24,622	22,865
Other intangible assets	18	2,994	3,442	2,778

TAX ASSETS:		22,901	22,572	20,655
Current		5,140	5,483	4,828
Deferred	27	17,761	17,089	15,827

OTHER ASSETS	19	8,018	7,587	6,132
Inventories		319	455	519
Other		7,699	7,132	5,613

TOTAL ASSETS		1,251,526	1,217,501	1,110,529

LIABILITIES AND EQUITY	Note	2011	2010	2009
FINANCIAL LIABILITIES HELD FOR TRADING:		146,948	136,772	115,516
Deposits from central banks	20	7,740	12,605	2,985
Deposits from credit institutions	20	9,287	28,371	43,131
Customer deposits	21	16,574	7,849	4,658
Marketable debt securities	22	77	366	586
Trading derivatives	9	103,083	75,279	58,713
Short positions	9	10,187	12,302	5,140
Other financial liabilities	24	—	—	303

OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS:		44,909	51,020	42,371
Deposits from central banks	20	1,510	337	10,103
Deposits from credit institutions	20	8,232	19,263	12,745
Customer deposits	21	26,982	27,142	14,636
Marketable debt securities	22	8,185	4,278	4,887
Subordinated liabilities		—	—	—
Other financial liabilities		—	—	—

FINANCIAL LIABILITIES AT AMORTISED COST:		935,669	898,969	823,403
Deposits from central banks	20	34,996	8,644	22,345
Deposits from credit institutions	20	81,373	70,892	50,782
Customer deposits	21	588,977	581,385	487,681
Marketable debt securities	22	189,110	188,229	206,490
Subordinated liabilities	23	22,992	30,475	36,805
Other financial liabilities	24	18,221	19,344	19,300

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	36	876	810	806

HEDGING DERIVATIVES	11	6,444	6,634	5,191

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		42	54	293

LIABILITIES UNDER INSURANCE CONTRACTS	15	517	10,449	16,916

PROVISIONS:		15,572	15,660	17,533
Provision for pensions and similar obligations	25	9,045	9,519	10,629
Provisions for taxes and other legal contingencies	25	3,663	3,670	3,283
Provisions for contingent liabilities and commitments	25	659	1,030	642
Other provisions	25	2,205	1,441	2,979

TAX LIABILITIES:		8,174	8,618	7,005
Current		5,101	4,306	3,338
Deferred	27	3,073	4,312	3,667

OTHER LIABILITIES	26	9,516	7,600	7,625

TOTAL LIABILITIES		1,168,667	1,136,586	1,036,659

EQUITY
SHAREHOLDERS’ EQUITY:	30	80,896	77,333	71,832
Share capital	31	4,455	4,164	4,114
Registered		4,455	4,164	4,114
Less: Uncalled capital		—	—	—
Share premium	32	31,223	29,457	29,305
Reserves	33	32,980	28,307	24,608
Accumulated reserves (losses)	33	32,921	28,255	24,540
Reserves (losses) of entities accounted for using the equity method	33	59	52	68
Other equity instruments	34	8,708	8,686	7,189
Equity component of compound financial instruments	34	1,668	1,668	—
Other	34	7,040	7,018	7,189
Less: Treasury shares	34	(251)	(192)	(30)
Profit for the year attributable to the Parent		5,351	8,181	8,942
Less: Dividends and remuneration	4	(1,570)	(1,270)	(2,296)

VALUATION ADJUSTMENTS		(4,482)	(2,315)	(3,165)
Available-for-sale financial assets	29	(977)	(1,249)	645
Cash flow hedges	11	(202)	(172)	(255)
Hedges of net investments in foreign operations	29	(1,850)	(1,955)	297
Exchange differences	29	(1,358)	1,061	(3,852)
Non-current assets held for sale		—	—	—
Entities accounted for using the equity method	29	(95)	—	—
Other valuation adjustments		—	—	—

NON-CONTROLLING INTERESTS	28	6,445	5,897	5,203
Valuation adjustments		435	838	45
Other		6,010	5,059	5,158

TOTAL EQUITY		82,859	80,915	73,870

TOTAL LIABILITIES AND EQUITY		1,251,526	1,217,501	1,110,529

MEMORANDUM ITEMS:
CONTINGENT LIABILITIES	35	48,042	59,795	59,256
CONTINGENT COMMITMENTS	35	195,382	203,709	163,531

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated balance sheet at December 31, 2011.

SANTANDER GROUP

CONSOLIDATED INCOME STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Millions of Euros)

		(Debit) Credit
	Notes	2011	2010	2009
Interest and similar income	38	60,856	52,907	53,173
Interest expense and similar charges	39	(30,035)	(23,683)	(26,874)
INTEREST INCOME/(CHARGES)		30,821	29,224	26,299
Income from equity instruments	40	394	362	436
Income for companies accounted for using the equity method	41	57	17	(1)
Fee and commission income	42	12,749	11,681	10,726
Fee and commission expense	43	(2,277)	(1,946)	(1,646)
Gains/losses on financial assets and liabilities (net)	44	2,838	2,164	3,802
Held for trading		2,113	1,312	2,098
Other financial instruments at fair value through profit or loss		21	70	198
Financial instruments not measured at fair value through profit or loss		803	791	1,631
Other		(99)	(9)	(125)
Exchange differences (net)	45	(522)	441	444
Other operating income		8,050	8,195	7,929
Income from insurance and reinsurance contracts issued	46	6,748	7,162	7,113
Sales and income from the provision of non-financial services	46	400	340	378
Other operating income	46	902	693	438
Other operating expenses		(8,032)	(8,089)	(7,785)
Expenses of insurance and reinsurance contracts	46	(6,356)	(6,784)	(6,774)
Changes in inventories	46	(249)	(205)	(238)
Other operating expenses	46	(1,427)	(1,100)	(773)
TOTAL INCOME		44,078	42,049	40,204
Administrative expenses		(17,781)	(16,255)	(14,825)
Personnel expenses	47	(10,326)	(9,329)	(8,451)
Other general administrative expenses	48	(7,455)	(6,926)	(6,374)
Depreciation and amortization	16 & 18	(2,109)	(1,940)	(1,596)
Provisions (net)	25	(2,601)	(1,133)	(1,792)
Impairment losses on financial assets (net)		(11,868)	(10,443)	(11,578)
Loans and receivables	10	(11,040)	(10,267)	(11,088)
Other financial instruments not measured at fair value through profit or loss	7 & 29	(828)	(176)	(490)
Impairment losses on other assets (net)		(1,517)	(286)	(165)
Goodwill and other intangible assets	17 & 18	(1,161)	(69)	(31)
Other assets		(356)	(217)	(134)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale	49	1,846	350	1,565
Gains on bargain purchases arising on business combinations		—	—	—
Gains/(losses) on non-current assets held for sale not classified as discontinued operations	50	(2,109)	(290)	(1,225)
OPERATING PROFIT/(LOSS) BEFORE TAX		7,939	12,052	10,588
Income tax	27	(1,776)	(2,923)	(1,207)
PROFIT FROM CONTINUING OPERATIONS		6,163	9,129	9,381
PROFIT (LOSS) FROM DISCONTINUED OPERATIONS (Net)	37	(24)	(27)	31
CONSOLIDATED PROFIT FOR THE YEAR		6,139	9,102	9,412
Profit attributable to the Parent		5,351	8,181	8,942
Profit attributable to non-controlling interests	28	788	921	470

EARNINGS PER SHARE
From continuing and discontinued operations
Basic earnings per share (euros)	4	0.60	0.94	1.04
Diluted earnings per share (euros)	4	0.60	0.94	1.04
From continuing operations
Basic earnings per share (euros)	4	0.60	0.94	1.04
Diluted earnings per share (euros)	4	0.60	0.94	1.04

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated income statement for the year ended December 31, 2011.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Millions of Euros)

	2011	2010	2009
CONSOLIDATED PROFIT FOR THE YEAR	6,139	9,102	9,412

OTHER RECOGNIZED INCOME AND EXPENSE	(2,570)	1,643	5,551
Available-for-sale financial assets:	344	(2,719)	1,254
Revaluation gains/(losses)	231	(1,863)	2,133
Amounts transferred to income statement	156	(856)	(777)
Other reclassifications	(43)	—	(102)
Cash flow hedges:	(17)	117	73
Revaluation gains/(losses)	(109)	(89)	160
Amounts transferred to income statement	92	206	(41)
Amounts transferred to initial carrying amount of hedged items	—	—	—
Other reclassifications	—	—	(46)
Hedges of net investments in foreign operations:	106	(2,253)	(1,171)
Revaluation gains/(losses)	13	(2,444)	(1,222)
Amounts transferred to income statement	9	191	51
Other reclassifications	84	—	—
Exchange differences:	(2,824)	5,704	5,915
Revaluation gains/(losses)	(2,906)	5,986	5,944
Amounts transferred to income statement	85	(282)	(29)
Other reclassifications	(3)	—	—
Non-current assets held for sale:	—	—	(37)
Revaluation gains/(losses)	—	—	(37)
Amounts transferred to income statement	—	—	—
Other reclassifications	—	—	—
Actuarial gains/(losses) on pension plans	—	—	—
Entities accounted for using the equity method:	(95)	—	148
Revaluation gains/(losses)	(37)	—	—
Amounts transferred to income statement	—	—	—
Other reclassifications	(58)	—	148
Other recognized income and expense	—	—	—
Income tax	(84)	794	(631)

TOTAL RECOGNIZED INCOME AND EXPENSE	3,569	10,745	14,963
Attributable to the Parent	3,184	9,031	14,077
Attributable to non-controlling interests	385	1,714	886

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of recognized income and expense for the year ended December 31, 2011.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Millions of Euros)

	Equity Attributable to the Parent
	Shareholders’ Equity
			Reserves
	Share capital	Share premium	Accumulated reserves (losses)	Reserves (losses) of entities accounted for using the equity method	Other equity instruments	Less: Treasury shares	Profit for the year attributable to the Parent	Less: Dividends and remuneration	Total shareholders’ equity	Valuation adjustments	Total	Non- controlling interests	Total equity
Ending balance at 12/31/10	4,164	29,457	28,255	52	8,686	(192)	8,181	(1,270)	77,333	(2,315)	75,018	5,897	80,915
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted beginning balance	4,164	29,457	28,255	52	8,686	(192)	8,181	(1,270)	77,333	(2,315)	75,018	5,897	80,915
Total recognized income and expense	—	—	—	—	—	—	5,351	—	5,351	(2,167)	3,184	385	3,569
Other changes in equity	291	1,766	4,666	7	22	(59)	(8,181)	(300)	(1,789)	—	(1,789)	164	(1,625)
Capital increases	120	17	(123)	—	(17)	—	—	—	(3)	—	(3)	—	(3)
Capital reductions	—	—	—	—	—	—	—	—	—	—	—	(51)	(51)
Conversion of financial liabilities into equity	171	1,773	—	—	—	—	—	—	1,944	—	1,944	—	1,944
Increases in other equity instruments	—	—	—	—	185	—	—	—	185	—	185	—	185
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—
Distribution of dividends	—	—	(2,060)	—	—	—	—	(1,570)	(3,630)	—	(3,630)	(431)	(4,061)
Transactions involving own equity instruments (net)	—	—	(31)	—	—	(59)	—	—	(90)	—	(90)	—	(90)
Transfers between equity items	—	(24)	6,970	7	(41)	—	(8,181)	1,270	—	—	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	162	162
Equity-instrument-based payments	—	—	—	—	(105)	—	—	—	(105)	—	(105)	—	(105)
Other increases/(decreases) in equity	—	—	(90)	—	—	—	—	—	(90)	—	(90)	484	394
Ending balance at 12/31/11	4,455	31,223	32,921	59	8,708	(251)	5,351	(1,570)	80,896	(4,482)	76,414	6,445	82,859

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of changes in total equity for the year ended December 31, 2011.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Millions of Euros)

	Equity Attributable to the Parent
	Shareholders’ Equity
			Reserves
	Share capital	Share premium	Accumulated reserves (losses)	Reserves (losses) of entities accounted for using the equity method	Other equity instruments	Less: Treasury shares	Profit for the year attributable to the Parent	Less: Dividends and remuneration	Total shareholders’ equity	Valuation adjustments	Total	Non- controlling interests	Total equity
Ending balance at 12/31/09	4,114	29,305	24,540	68	7,189	(30)	8,942	(2,296)	71,832	(3,165)	68,667	5,203	73,870
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted beginning balance	4,114	29,305	24,540	68	7,189	(30)	8,942	(2,296)	71,832	(3,165)	68,667	5,203	73,870
Total recognized income and expense	—	—	—	—	—	—	8,181	—	8,181	850	9,031	1,714	10,745
Other changes in equity	50	152	3,715	(16)	1,497	(162)	(8,942)	1,026	(2,680)	—	(2,680)	(1,020)	(3,700)
Capital increases	50	162	(44)	—	(168)	—	—	—	—	—	—	—	—
Capital reductions	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—
Increases in other equity instruments	—	—	—	—	1,821	—	—	—	1,821	—	1,821	—	1,821
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—
Distribution of dividends	—	—	(1,825)	—	—	—	—	(1,270)	(3,095)	—	(3,095)	(400)	(3,495)
Transactions involving own equity instruments (net)	—	—	(18)	—	—	(162)	—	—	(180)	—	(180)	—	(180)
Transfers between equity items	—	(10)	6,712	(16)	(40)	—	(8,942)	2,296	—	—	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	101	101
Equity-instrument-based payments	—	—	—	—	(116)	—	—	—	(116)	—	(116)	—	(116)
Other increases/(decreases) in equity	—	—	(1,110)	—	—	—	—	—	(1,110)	—	(1,110)	(721)	(1,831)
Ending balance at 12/31/10	4,164	29,457	28,255	52	8,686	(192)	8,181	(1,270)	77,333	(2,315)	75,018	5,897	80,915
The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of changes in total equity for the year ended December 31, 2011.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Millions of Euros)

	Equity Attributable to the Parent
	Shareholders’ Equity
			Reserves
	Share capital	Share premium	Accumulated reserves (losses)	Reserves (losses) of entities accounted for using the equity method	Other equity instruments	Less: Treasury shares	Profit for the year attributable to the Parent	Less: Dividends and remuneration	Total shareholders’ equity	Valuation adjustments	Total	Non- controlling interests	Total equity
Ending balance at 12/31/08	3,997	28,104	21,158	(290)	7,155	(421)	8,876	(2,693)	65,886	(8,300)	57,586	2,415	60,001
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted beginning balance	3,997	28,104	21,158	(290)	7,155	(421)	8,876	(2,693)	65,886	(8,300)	57,586	2,415	60,001
Total recognized income and expense	—	—	—	—	—	—	8,942	—	8,942	5,135	14,077	886	14,963
Other changes in equity	117	1,201	3,382	358	34	391	(8,876)	397	(2,996)	—	(2,996)	1,902	(1,094)
Capital increases	117	1,224	(88)	—	(2)	—	—	—	1,251	—	1,251	2,187	3,438
Capital reductions	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—
Increases in other equity instruments	—	—	—	—	148	—	—	—	148	—	148	—	148
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—
Distribution of dividends	—	—	(2,119)	—	—	—	—	(2,296)	(4,415)	—	(4,415)	(233)	(4,648)
Transactions involving own equity instruments (net)	—	—	321	—	—	391	—	—	712	—	712	—	712
Transfers between equity items	—	(23)	5,891	358	(43)	—	(8,876)	2,693	—	—	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	(10)	(10)
Equity-instrument-based payments	—	—	—	—	(76)	—	—	—	(76)	—	(76)	—	(76)
Other increases/(decreases) in equity	—	—	(623)	—	7	—	—	—	(616)	—	(616)	(42)	(658)
Ending balance at 12/31/09	4,114	29,305	24,540	68	7,189	(30)	8,942	(2,296)	71,832	(3,165)	68,667	5,203	73,870

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of changes in total equity for the year ended December 31, 2011.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Millions of Euros)

	2011	2010	2009
A. CASH FLOWS FROM OPERATING ACTIVITIES:	35,995	51,874	(18,036)

Consolidated profit for the year	6,139	9,102	9,412
Adjustments made to obtain the cash flows from operating activities-	21,877	17,849	15,558
Depreciation and amortization	2,109	1,940	1,596
Other adjustments	19,768	15,909	13,962
Net increase/decrease in operating assets-	(337)	28,487	23,749
Financial assets held for trading	(7,561)	6,310	(10,146)
Other financial assets at fair value through profit or loss	(12,221)	413	11,553
Available-for-sale financial assets	383	(3,145)	30,417
Loans and receivables	20,569	18,481	(11,196)
Other operating assets	(1,507)	6,428	3,121
Net increase/decrease in operating liabilities-	9,566	55,488	(17,730)
Financial liabilities held for trading	(15,348)	7,583	(14,437)
Other financial liabilities at fair value through profit or loss	(6,351)	285	6,730
Financial liabilities at amortised cost	32,901	47,274	(10,206)
Other operating liabilities	(1,636)	346	183
Income tax recovered/paid	(1,924)	(2,078)	(1,527)

B. CASH FLOWS FROM INVESTING ACTIVITIES:	(7,099)	(2,635)	2,884

Payments-	10,575	5,310	5,341
Tangible assets	1,858	3,635	1,880
Intangible assets	1,540	1,505	3,223
Investments	1	10	13
Subsidiaries and other business units	7,176	160	225
Non-current assets held for sale and associated liabilities	—	—	—
Held-to-maturity investments	—	—	—
Other payments related to investing activities	—	—	—
Proceeds-	3,476	2,675	8,225
Tangible assets	520	696	1,176
Intangible assets	—	9	1,321
Investments	10	104	14
Subsidiaries and other business units	1,044	33	756
Non-current assets held for sale and associated liabilities	1,902	1,833	4,958
Held-to-maturity investments	—	—	—
Other proceeds related to investing activities	—	—	—

C. CASH FLOWS FROM FINANCING ACTIVITIES:	(8,111)	(11,301)	433

Payments-	16,259	21,470	18,281
Dividends	3,489	4,107	4,387
Subordinated liabilities	5,329	7,727	4,245
Redemption of own equity instruments	—	—	—
Acquisition of own equity instruments	6,937	7,372	9,263
Other payments related to financing activities	504	2,264	386
Proceeds-	8,148	10,169	18,714
Subordinated liabilities	171	287	3,654
Issuance of own equity instruments	—	—	—
Disposal of own equity instruments	6,848	7,191	9,975
Other proceeds related to financing activities	1,129	2,691	5,085
D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES	(2,046)	4,957	3,826
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	18,738	42,897	(10,892)
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	77,786	34,889	45,781
G. CASH AND CASH EQUIVALENTS AT END OF YEAR	96,524	77,786	34,889
COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF YEAR:
Cash	5,483	5,515	5,172
Cash equivalents at central banks	91,041	72,271	29,717
Other financial assets	—	—	—
Less: Bank overdrafts refundable on demand	—	—	—

TOTAL CASH AND CASH EQUIVALENTS AT END OF YEAR	96,524	77,786	34,889

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of cash flows for the year ended December 31, 2011.

Banco Santander, S.A. and Companies composing the Santander Group

Notes to the consolidated financial statements

for the year ended December 31, 2011

1.	Introduction, basis of presentation of the consolidated financial statements and other information

a)	Introduction

Banco Santander, S.A. (“the Bank” or Banco Santander) is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The Bylaws and other public information on the Bank can be consulted on the website of the Bank (www.santander.com) and at its registered office at Paseo de Pereda 9-12, Santander.

In addition to the operations carried on directly by it, the Bank is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, Santander Group (“the Group” or Santander Group). Therefore, the Bank is obliged to prepare, in addition to its own separate financial statements, the Group’s consolidated financial statements, which also include the interests in joint ventures and investments in associates.

b)	Basis of presentation of the consolidated financial statements

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the Law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after January 1, 2005 in conformity with the International Financial Reporting Standards (IFRSs) previously adopted by the European Union (“EU-IFRSs”).

In order to adapt the accounting system of Spanish credit institutions to the new standards, the Bank of Spain issued Circular 4/2004, of December 22, on Public and Confidential Financial Reporting Rules and Formats.

The Group’s consolidated financial statements for 2011, 2010 and 2009 were formally prepared by the Bank’s directors in accordance with International Financial Reporting Standards as adopted by the European Union and with Bank of Spain Circular 4/2004 and Spanish corporate and commercial law applicable to the Group and in compliance with IFRS as issued by the International Accounting Standards Board (“IFRS – IASB” and together with IFRS adopted by the European Union, “IFRS”), using the basis of consolidation, accounting policies and measurement bases set forth in Note 2 to these consolidated financial statements and, accordingly, they present fairly the Group’s equity and financial position at December 31, 2011 and the consolidated results of its operations, the changes in the consolidated equity and the consolidated cash flows in 2011. These consolidated financial statements were prepared from the separate accounting records of the Bank and of each of the companies composing the Group, and include the adjustments and reclassifications required to unify the accounting policies and measurement bases applied by the Group.

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

Adoption of new standards and interpretations issued

The following standards and interpretations came into force and were adopted by the European Union in 2011:

•

Amendment to IAS 32, Classification of Rights Issues—this amendment relates to the classification of foreign currency denominated rights issues (rights, options or warrants). Pursuant to this amendment, when these rights are to acquire a fixed number of shares in exchange for a fixed amount, they are classified as equity instruments, irrespective of the currency in which that fixed amount is denominated and provided that the other requirements of the standard are fulfilled.

•

Revision of IAS 24, Related Party Disclosures—the revised IAS 24 addresses related party disclosures in financial statements. There are two new basic features. Firstly, it provides a partial exemption from certain disclosure requirements when the transactions are between state-controlled entities or government-related entities (or equivalent government institution) and, secondly, it simplifies the definition of a related party, clarifying its intended meaning and eliminating inconsistencies from the definition.

•	Amendments to IFRIC 14, Prepayments of a Minimum Funding Requirement—these amendments remedy the fact that in some circumstances entities could not recognise certain voluntary prepayments as assets.

•

IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments—this interpretation addresses the accounting by a debtor when all or part of a financial liability is extinguished through the issue of equity instruments. The interpretation does not apply to transactions in situations where the counterparties in question are shareholders or related parties, acting in their capacity as such, or where extinguishing the financial liability by issuing equity instruments is in accordance with the original terms of the financial liability. In this case, the equity instruments issued are measured at fair value at the date the liability is extinguished and any difference between this value and the carrying amount of the liability is recognized in profit or loss.

The application of the aforementioned accounting standards and interpretations did not have any material effects on the Group’s consolidated financial statements.

At the date of preparation of these consolidated financial statements, the European Union had approved and adopted the amendments to IFRS 7, Financial Instruments, which are mandatorily applicable for reporting periods beginning on or after July 1, 2011. These amendments reinforce the disclosure requirements applicable to transfers of financial assets, including both those in which the assets are not derecognized and, principally, those in which the assets qualify for derecognition but the entity has a continuing involvement in them.

Lastly, at the date of preparation of these consolidated financial statements, the following Standards and Interpretations which effectively come into force after December 31, 2011 had not yet been adopted by the European Union:

•

IFRS 9, Financial Instruments: Classification and Measurement (obligatory as from January, 1 2015), which will in the future replace the part of the current IAS 39 relating to the classification and measurement of financial assets. IFRS 9 presents significant differences regarding financial assets with respect to the current standard, including the approval of a new classification model based on only two categories, namely instruments measured at amortised cost and those measured at fair value, the disappearance of the current Held-to-maturity investments and Available-for-sale financial assets categories, impairment analyses only for assets measured at amortised cost and the non-separation of embedded derivatives in financial contracts. The main change introduced with regard to financial liabilities applies only to liabilities that an entity elects to measure at fair value. The portion of the change in the fair value of these liabilities attributable to changes in the entity’s own credit risk must be presented in Valuation adjustments instead of in profit or loss.

•

Amendments to IAS 12, Income Taxes (obligatory for annual reporting periods beginning on or after January, 1 2012)—these amendments incorporate the requirement to measure deferred tax assets and liabilities relating to investment property depending on whether the entity expects to recover the carrying amount of the asset through use or sale.

•

IFRS 10, Consolidated Financial Statements (obligatory for reporting periods beginning on or after January 1, 2013)—this standard will replace the current IAS 27 and SIC 12, introducing a single basis for consolidation (control), irrespective of the nature of the investee. IFRS 10 modifies the current definition of control. The new definition of control sets out the following three elements of control: power over the investee; exposure, or rights, to variable returns from involvement with the investee; and the ability to use power over the investee to affect the amount of the investor’s returns.

•

IFRS 11, Joint Arrangements (obligatory for reporting periods beginning on or after January, 1 2013)—this standard will replace the IAS 31 currently in force. The fundamental change introduced by IFRS 11 with respect to the current standard is the elimination of the option of proportionate consolidation for jointly controlled entities, which will begin to be accounted for using the equity method.

•

IFRS 12, Disclosure of Interests in Other Entities (obligatory for reporting periods beginning on or after January 1, 2013)—this standard represents a single standard presenting the disclosure requirements for interests in other entities (whether these be subsidiaries, associates, joint arrangements or other interests) and includes new disclosure requirements. The objective of this standard is to require an entity to disclose information that enables users of its financial statements to evaluate the nature of its interests in other entities (control), the possible restrictions on its ability to access or use assets and settle liabilities, the risks associated with its interests in unconsolidated structured entities, etc.

•

IFRS 13, Fair Value Measurement (obligatory for reporting periods beginning on or after January, 1 2013)—this standard replaces the current rules concerning fair value contained in various standards and sets out in a single IFRS a framework for measuring fair value. It does not modify the criteria set out in other standards for measuring assets and liabilities at fair value. IFRS 13 is applicable to the measurement of both financial and non-financial items and it introduces new disclosure requirements.

•

Amendments to IAS 27 and IAS 28 (revised) (obligatory for reporting periods beginning on or after January 1, 2013)—these amendments reflect the changes arising from the new IFRS 10 and IFRS 11 described above.

•

Amendments to IAS 1, Presentation of Items of Other Comprehensive Income (obligatory for reporting periods beginning on or after July 1, 2012)—these amendments consist basically of the requirement to present items that will be reclassified (recycled) to profit or loss in subsequent periods separately from those that will not be reclassified.

•

Amendments to IAS 19, Employee Benefits (obligatory for reporting periods beginning on or after January 1, 2013)—these amendments eliminate the “corridor” under which entities are currently able to opt for deferred recognition of a given portion of actuarial gains and losses, establishing that when the amendments come into effect, all actuarial gains and losses must be recognized immediately (see Note 25). The amendments include significant changes in the presentation of cost components, as a result of which service cost (past service cost and plan curtailments and settlements) and net interest will be recognized in profit or loss and the remeasurement component (comprising basically gains and losses) will be recognized in Equity—Valuation adjustments and may not be reclassified to profit or loss.

•

Amendments to IAS 32, Financial Instruments: Presentation—Offsetting Financial Assets and Financial Liabilities (obligatory for reporting periods beginning on or after January 1, 2014)—these amendments introduce a series of additional clarifications on the requirements established by the standard for an entity to be able to offset a financial asset and a financial liability, indicating that they can only be offset when an entity currently has a legally enforceable right to set off the recognized amounts and this does not depend on the occurrence of future events.

•

Amendments to IFRS 7, Offsetting Financial Assets and Financial Liabilities (obligatory for reporting periods beginning on or after January 1, 2013)—these amendments introduce new disclosures for financial assets and financial liabilities that are presented net in the balance sheet and for other instruments subject to an enforceable netting arrangement.

•	IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine—in view of its nature, this interpretation does not affect the Group’s operations.

The Group is currently analysing the possible effects of these new standards and interpretations.

All accounting policies and measurement bases with a material effect on the 2011 consolidated financial statements were applied in their preparation.

c)	Use of estimates

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

In the consolidated financial statements estimates were occasionally made by the senior management of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and commitments reported herein. These estimates, which were made on the basis of the best information available, relate basically to the following:

•	The impairment losses on certain assets (see Notes 6, 7, 8, 10, 12, 13, 16, 17 and 18);

•	The assumptions used in the actuarial calculation of the post-employment benefit liabilities and commitments and other obligations (see Note 25);

•	The useful life of the tangible and intangible assets (see Notes 16 and 18);

•	The measurement of goodwill arising on consolidation (see Note 17); and

•	The fair value of certain unquoted assets and liabilities (see Notes 6, 7, 8, 9, 10, 11, 20, 21 and 22).

d)	Other matters

i. Disputed corporate resolutions

The directors of the Bank and its legal advisers consider that the objection to certain resolutions adopted by the Bank’s shareholders at the general meetings held on January 18, 2000, March 4, 2000, March 10, 2001, February 9, 2002, June 24, 2002, June 21, 2003, June 19, 2004, June 18, 2005 and June 11, 2010 will have no effect on the financial statements of the Bank and the Group.

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

On February 24, 2012, the Commercial Court no. 1 of Santander declared that the proceedings against the resolutions adopted by the shareholders at the general meeting held on June 11, 2010 were terminated as the claim had been withdrawn by the plaintiff”.

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

A cassation appeal was filed against the aforementioned order by the Association for the Defence of Investors and Customers and Iniciativa per Catalunya Verds and, following the opposition by the Public Prosecutor’s Office, the Government Lawyer and the remaining appearing parties, it was dismissed by a Supreme Court decision handed down on December 17, 2007.

In an interlocutory order of April 15, 2008, the Supreme Court dismissed the request filed by the Association for the Defence of Investors and Customers for the decision handed down in the judgment of December 17, 2007 to be set aside.

The appeal filed by the Association for the Defence of Investors and Customers against the aforementioned Supreme Court decision was given leave to proceed by the Spanish Constitutional Court, and the appearing parties have submitted their pleadings.

e)	Capital management

The Group’s capital management is performed at regulatory and economic levels.

Regulatory capital management is based on the analysis of the capital base and the capital ratios using the criteria of the related Bank of Spain Circular. The aim is to achieve a capital structure that is as efficient as possible in terms of both cost and compliance with the requirements of regulators, ratings agencies and investors. Active capital management includes securitizations, sales of assets, issues of equity instruments (preference shares and subordinated debt) and hybrid instruments.

From an economic standpoint, capital management seeks to optimise value creation at the Group and at its constituent business units. To this end, the economic capital, RORAC and value creation data for each business unit are generated, analyzed and reported to the management committee on a quarterly basis. Within the framework of the internal capital adequacy assessment process (Pillar II of the Basel Capital Accord), the Group uses an economic capital measurement model with the objective of ensuring that there is sufficient capital available to support all the risks of its activity in various economic scenarios, with the solvency levels agreed upon by the Group.

In order to adequately manage the Group’s capital, it is essential to estimate and analyse future needs, in anticipation of the various phases of the business cycle. Projections of regulatory and economic capital are made based on the budgetary information (balance sheet, income statement, etc.) and on macroeconomic scenarios defined by the Group’s economic research service. These estimates are used by the Group as a reference to plan the management actions (issues, securitizations, etc.) required to achieve its capital targets.

In addition, certain stress scenarios are simulated in order to assess the availability of capital in adverse situations. These scenarios are based on sharp fluctuations in macroeconomic variables, GDP, interest rates, values of equity instruments, etc. that mirror historical crises that could happen again.

Bank of Spain Circular 3/2008 on the calculation and control of minimum capital requirements, which has been in force since June 2008, was partially amended in certain aspects by Circular 9/2010 and Circular 4/2011. Pending implementation of the new capital regulations known as Basel III, which will be carried out progressively from 2013 to 2019 through the corresponding European Capital Requirements Directive (CRD IV), the current Bank of Spain Circular addresses new developments relating to capital requirements (Pillar I) and to the possibility of using internal ratings-based (IRB) classifications and methods for calculating risk-weighted exposures, and the inclusion therein of operational risk. The aim is to render regulatory requirements more sensitive to the risks actually borne by entities in carrying on their business activities. It also establishes a supervisory review system to improve internal risk management and internal capital adequacy assessment based on the risk profile (Pillar II), and incorporates elements relating to disclosures and market discipline (Pillar III).

The Group intends to adopt, over the next few years, the Basel II advanced internal ratings-based (AIRB) approach for substantially all its banks, until the percentage of net exposure of the loan portfolio covered by this approach exceeds 90%.

Accordingly, the Group continued in 2011 with the progressive implementation of the technology platforms and methodological improvements required for the roll-out of the AIRB approaches. In this connection, in the course of the year the Group obtained regulatory authorisation for various units, including most notably Santander Consumer España, Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander and the global corporate customer portfolios in Brazil and Chile. In addition, in 2008 the Group obtained authorisation from the supervisory authorities to use advanced approaches for the calculation of regulatory capital requirements for credit risk for the Parent and the main subsidiaries in Spain, the United Kingdom and Portugal. The Group’s Basel implementation strategy is focused on obtaining authorisation for the use of AIRB approaches at the main entities in the Americas and at consumer banking entities in Europe.

As regards the other risks explicitly addressed in Pillar I of the Basel Capital Accord, Santander Group was authorized to use its internal model for market risk with respect to the treasury area’s trading activities in Madrid and the Chile and Portugal units, thus continuing implementation of the roll-out plan it submitted to the Bank of Spain for the other units.

With regard to operational risk, the Group considers that the internal model should be developed primarily on the basis of the experience accumulated in managing the entity through the corporate guidelines and criteria established after assuming control, which are a distinctive feature of Santander Group. The Group has performed numerous acquisitions in recent years and, as a result, a longer maturity period will be required in order to develop the internal model based on its own management experience of the various acquired entities. However, although the Group has decided to use the standardised approach for regulatory capital calculation purposes, it is considering the possibility of adopting AMA approaches once it has collated sufficient data using its own management model in order to make full use of the positive qualities that are characteristic of the Group.

Also, Royal Decree-Law 2/2011, approved on February 18, 2011, established the implementing regulations of the “Plan for Strengthening the Financial Sector” published in January 2011 by the Spanish Ministry of Economy and Finance, which aimed, inter alia, to establish certain minimum requirements for core capital, in advance of those established by Basel III, to be met before autumn 2011. At the reporting date, the Group had complied with these minimum core capital requirements.

Furthermore, in December 2011 the European Banking Authority (EBA) published the new capital requirements for the main European credit institutions. These requirements are part of a package of measures adopted by the European Council in the second half of 2011 with the aim of restoring stability and confidence in the European markets.

At June 30, 2012, the institutions selected for the EBA sample must have a Tier 1 core capital ratio, determined on the basis of EBA rules of at least 9%. These capital requirements are expected to be of an exceptional and temporary nature.

The EBA published the capital requirements of each credit institution and required them to submit, on January 20, 2012, their capital plans to reach the required ratio by June 30, 2012.

The EBA estimated a EUR 15,302 million capital shortfall for Santander Group. In January 2012 the Group reported the measures it had taken -detailed in its capital plan submitted to the Bank of Spain- and which had enabled it to attain the required 9% ratio. These measures are summarised as follows: i) EUR 6,829 million relating to “Valores Santander” -securities that are mandatorily convertible before the end of October 2012; ii) the exchange of EUR 1,943 million of preference shares for new shares in December 2011; iii) EUR 1,660 million resulting from application of the “Santander Dividendo Elección” programme at the date of the final dividend for 2011; and iv) EUR 4,890 million obtained through the organic generation of capital, write-downs and the transfer of various ownership interests, most notably those held in Chile and Brazil (see Note 1.g).

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

It should be noted that from January 1, 2012 to April 27, 2012 on which these financial statements were authorized for issue, the following significant events occurred:

-	In January and March 2012 the Group transferred shares representing 4.41% and 0.77%, respectively, of the capital stock of Banco Santander (Brasil), S.A. to two leading international financial institutions. These institutions have undertaken to deliver these shares to the holders of bonds issued by Banco Santander in October 2010 which are exchangeable for Banco Santander (Brasil), S.A. shares upon maturity, in accordance with their terms.

-	Royal Decree-Law 2/2012 on the clean-up of the financial sector was approved by the Spanish Ministry of Economy and Competitiveness on February 3, 2012.

This Royal Decree-Law forms part of the Government’s structural reforms and contains, inter alia, a series of measures aimed at cleaning up Spanish credit institutions’ balance sheets, which were adversely affected by the impairment of their assets linked to the real estate industry. With this legislation, the Government intends to design an integrated reform strategy that will impact the valuation of these assets and entail the clean-up of Spanish credit institutions’ balance sheets so that financial institutions can once again fulfil their essential function of channelling savings into efficient investment projects that encourage economic activity, growth and employment.

The balance sheet clean-up measures take the form of two main ideas:

i) A revision of the minimum percentages of the provisions that institutions must recognise in their balance sheets in relation to lending to the real estate industry and to foreclosed assets and assets received in payment of loans to the real estate industry; and

ii) An increase in the minimum capital required of Spanish credit institutions, calculated on the basis of the assets related to the real estate industry that each institution has on its balance sheet.

The Royal Decree-Law stipulates that credit institutions must comply with its provisions by December 31, 2012, and the provision required is a one-off provision aimed at eliminating the uncertainty regarding the value of these assets –particularly land– on Spanish credit institutions’ balance sheets. It should be noted that these minimum percentages are established on a general basis and the legislation does not include sufficient details for the specific features of the assets held by different institutions, or of those held by a single institution to be reflected.

Taking into account the above, and that at 2011 year-end the Group had reviewed the recoverable values of its real estate assets pursuant to IFRSs, we do not believe that this is an adjusting event as that term is defined by IAS 10.

With respect to the recognition of the impact of Royal Decree-Law 2/2012 on the Group’s IFRS-IASB consolidated financial statements for 2012, the Group will continue to apply its current procedure with regard to Spanish regulatory requirements related to the loan provision and to the valuation of foreclosed assets, i.e. it will compare the amount of the provisions for loans and foreclosed assets to be recognised at each date calculated pursuant to IFRSs (obtained from internal models for credit loss provisions and from external valuations and other evidence for foreclosed assets and assets received in payment of loans) with the amount of the provisions required by the Spanish regulatory requirement including Royal Decree-Law 2/2012 in order to ascertain whether the difference between the two amounts is not material in relation to the Group’s consolidated financial statements as a whole and, accordingly, does not require any adjustment to be made for the preparation of the consolidated financial statements under IFRS-IASB.

As of the date hereof, it was not possible to estimate the provisions that will have to be recognised in the consolidated IFRS books at December 31, 2012, since the provisions will depend, inter alia, on the rate of sales of the real estate portfolio, the general performance of the economy in the year and, in particular, on the value of real estate assets. However, if the Government’s negative forecasts are borne out, it is possible that the provision required under IFRSs will converge with the provision required for regulatory purposes calculated pursuant to Royal Decree-Law 2/2012.

-	On February 28, 2012, the Group announced that Banco Santander, S.A. and KBC Bank NV had entered into an investment agreement to combine their Polish banking subsidiaries, Bank Zachodni WBK S.A. (“Bank Zachodni WBK”) and Kredyt Bank S.A. (“Kredyt Bank”).

The transaction will entail a share capital increase in Bank Zachodni WBK, where the newly issued shares in Bank Zachodni WBK will be offered and rendered to KBC and the other shareholders of Kredyt Bank in exchange for their shares in Kredyt Bank. Under the agreements, and subject to independent evaluation and final agreement by Bank Zachodni WBK and Kredyt Bank, as well as to obtaining regulatory approval from the Polish Financial Supervision Authority (Komisja Nadzoru Finansowego) and relevant competition clearance, Bank Zachodni WBK will merge with Kredyt Bank at the ratio of 6.96 Bank Zachodni WBK shares for every 100 Kredyt Bank shares. At current market prices, the transaction values Kredyt Bank at PLN 15.75 a share and BZ WBK at PLN 226.4 a share. The combined bank’s total pro forma value will be PLN 20.8 billion (€5 billion). Both Bank Zachodni WBK and Kredyt Bank are listed on the Warsaw Stock Exchange. The merged bank will continue to be listed on the Warsaw Stock Exchange.

Following the proposed merger, the Group will hold approximately 76.5% of the merged bank and KBC around 16.4%. The rest will be held by other minority shareholders. The Group has committed ourselves to help KBC to lower its stake in the merged bank from 16.4% to below 10% immediately after the merger. For this purpose, the Group will seek to place a stake with investors. In this regard, the Group has also committed ourselves to acquire up to 5% of the merged bank to assist KBC. Furthermore, KBC intends to divest its remaining stake, with a view to maximizing its value.

With this transaction, the Group will increase our presence in Poland, one of its ten core markets, underlining its long-term commitment to Poland. The proposed merger will consolidate the merged bank’s position as Poland’s third largest bank by all measures, with a market share of 9.6% in deposits, 8.0% in loans and 12.9% in branches (899). With more than 3.5 million retail customers, the merged bank will also be Poland’s third in terms of revenues and profits, significantly closing the gap to the leaders. Including the Santander Consumer finance business, the Group’s total market share in terms of volume will amount to around 10% in Poland. The proposed merger will produce business synergies in addition to those announced following the acquisition of Bank Zachodni WBK by Banco Santander. Santander estimates the impact of this transaction on its Group core capital ratio under Basel II criteria will be around 5 basis points.

Under the investment agreement, Santander has also committed to acquire 100% of Zagiel, the consumer finance arm of KBC in Poland, at an adjusted net asset value, also subject to obtaining the relevant competition clearance. Additionally, the existing cooperation between Kredyt Bank and KBC TFI (KBC’s Polish asset management company) will remain in place for the foreseeable future. The merged bank will distribute KBC TFI’s funds under a non-exclusive distribution agreement for a minimum term of two years from the proposed merger transaction.

The transaction is expected to close in the second half of 2012, subject to the registration of the merger between Bank Zachodni WBK and Kredyt Bank and to obtaining regulatory approval from Polish Financial Supervision Authority (Komisdja Nadzoru Finansowego) and relevant competition clearance.

-	On March 30, 2012, the Group informed that the Ordinary General Shareholders’ Meeting held that day had resolved to grant the holders of Valores Santander an option to convert their securities on four occasions before October 4, 2012, the mandatory conversion date for the outstanding Valores Santander. Specifically, the holders of Valores Santander may request their conversion within the fifteen calendar days prior to each of June 4, July 4, August 4 and September 4, 2012.

Those who opt for the voluntary conversion will receive the number of new shares of Banco Santander that results from the conversion ratio prevailing as of the date of this report pursuant to the prospectus of the issuance (365.76 shares for each Valor Santander). In addition, they will receive, subject to the same cancellation events provided in the prospectus, the remuneration corresponding to their Valores Santander accrued until the applicable voluntary conversion date.

Without prejudice to such voluntary conversion option, the terms and conditions of the issuance remain unchanged. As a result, the holders of Valores Santander who do not opt for the voluntary conversion in any of the conversion windows will maintain the rights of their securities, which will mandatorily convert into new shares of Santander on October 4, 2012 pursuant to the terms of the prospectus.

-	On April 16, 2012, the Group announced an invitation to all holders of certain securities (the Securities) to tender such Securities for purchase by Banco Santander for cash (the Invitation). The Securities are fixed rate securities (securitization bonds) listed on the AIAF Fixed Rate Market which correspond to 33 different series issued by specific securitization funds managed by Santander de Titulización, S.G.F.T., S.A. series with an aggregate outstanding principal amount of €6 billion. The Group intends to accept offers for up to up to a maximum aggregate principal amount of €750 million. Such amount is indicative only and not binding on Banco Santander.

Such holders of Securities may remit, or request their corresponding mediators or participating entities (in the case that said owners are not participating entities in Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. Unipersonal (Iberclear)) to remit, the corresponding instructions of the tender offers (the Tender Offers) to the tender and information agent, Lucid Issuer Services Limited, as from April 16, 2012.

Tender Offers must specify the number of Securities included in each offer, the outstanding principal amount of such Securities and the price at which such Securities are tendered in the relevant offer. The price shall be specified by each holder as a percentage of the outstanding principal amount of the relevant Securities tendered for purchase. Regarding the senior Securities to which the Invitation is directed, an indicative minimum purchase price has been provided for information purposes only and is not binding on Banco Santander. Banco Santander may, but is not required to accept, Tender Offers made at or below this minimum price.

Tender Offers will be irrevocable unless Banco Santander modifies the terms of the Invitation in a manner that makes the Invitation less favorable to holders.

The amount in cash that must be paid for each Security is equal to the sum of (i) the purchase price multiplied by the principal amount of the Securities on the date of settlement which are accepted for purchase plus (ii) interest accrued but not paid since the immediately preceding interest payment date (inclusive) until the date of settlement of the Tender Offers (exclusive) in relation to such Securities.

The terms of the Tender Offers and the procedure to make the Tender Offers are set forth in the tender offer memorandum dated April 16, 2012 (the Tender Offer Memorandum).

The Group has absolute discretion whether to accept the Securities tendered for purchase, in accordance with the terms and conditions of the Tender Offer Memorandum.

The Group will satisfy the payment obligations derived from the Invitation, if any, with funds from our treasury.

The Group reserves the right to modify the terms and conditions of the Invitation as well as to extend, re-open or terminate the Invitation at any moment.

The rationale for the Invitation is to effectively manage the Group’s outstanding liabilities and to strengthen our balance sheet. The Offers are also designed to provide liquidity to Security holders.

On April 25, 2012 the Group announced the aggregate outstanding principal amount of each of the Securities accepted for purchase which for senior securities amounted to €388,537,762.18 and for mezzanine securities €61,703,163.58. The sale and purchase agreements of the relevant securities have been agreed.

In respect of each security, the aggregate outstanding principal amount means the outstanding principal amount of the relevant security as at the settlement date (i.e. following any reduction of its original principal amount by prepayments prior to such date in accordance, only, with the terms of such security). The settlement date was April 27, 2012.

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

iii. Recognition of exchange differences

The exchange differences arising on the translation of foreign currency balances to the functional currency are generally recognized at their net amount under Exchange differences in the consolidated income statement, except for exchange differences arising on financial instruments at fair value through profit or loss, which are recognized in the consolidated income statement without distinguishing them from other changes in fair value, and for exchange differences arising on non-monetary items measured at fair value through equity, which are recognized under Valuation adjustments—Exchange differences.

The exchange differences arising on the translation to euros of the financial statements denominated in functional currencies other than the euro are recognized under Valuation adjustments—Exchange differences in the consolidated balance sheet, whereas those arising on the translation to euros of the financial statements of entities accounted for using the equity method are recognized under Valuation adjustments—Entities accounted for using the equity method, until the related item is derecognized, at which time they are recognized in the consolidated income statement.

iv. Entities located in hyperinflationary economies

As indicated in Note 3, in 2009 the Group sold substantially all its businesses in Venezuela and at December 31, 2011 its net assets in that country amounted to only EUR 10 million (December 31, 2010: EUR 18 million).

In view of the foregoing, at December 31, 2011, 2010 and 2009 none of the functional currencies of the consolidated entities and associates located abroad related to hyperinflationary economies as defined by International Financial Reporting Standards as adopted by the European Union. Accordingly, at 2011, 2010 and 2009 year-end it was not necessary to adjust the financial statements of any of the consolidated entities or associates to correct for the effect of inflation.

v. Exposure to foreign currency risk

At December 31, 2011, the Group’s largest exposures on temporary positions (with a potential impact on the income statement) were concentrated, in descending order, on the pound sterling, the Mexican peso, the Chilean peso, the Polish zloty and the US dollar. At that date, its largest exposure on permanent positions (with a potential impact on equity) were concentrated, in descending order, on the Brazilian real, the pound sterling, the US dollar, the Mexican peso and the Polish zloty.

At December 31, 2010, the Group’s largest exposures on temporary positions (with a potential impact on the income statement) were concentrated, in descending order, on the pound sterling, the Mexican peso and the Chilean peso. At that date, its largest exposures on permanent positions (with a potential impact on equity) were concentrated, in descending order, on the Brazilian real, the pound sterling, the Mexican peso, the US dollar and the Chilean peso.

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

The estimated effect on the Group’s consolidated equity and consolidated profit of a 1% appreciation of the euro against the related currency is as follows:

	Millions of euros
	Effect on consolidated equity			Effect on consolidated profit
Currency	2011	2010	2009	2011	2010	2009
US dollar	(41.7)	(39.1)	—	2.8	—	2.8
Chilean peso	(7.3)	(11.7)	(12.7)	6.1	7.6	7.0
Pound sterling	(72.8)	(62.0)	(21.5)	10.5	20.3	16.2
Mexican peso	(22.2)	(42.9)	(20.5)	9.5	9.1	4.7
Brazilian real	(151.7)	(89.2)	(111.4)	—	—	—
Polish zloty	(19.4)	(2.6)	(2.3)	3.7	—	—

Similarly, the estimated effect on the Group’s consolidated equity and consolidated profit of a 1% depreciation of the euro against the related currency is as follows:

	Millions of euros
	Effect on consolidated equity			Effect on consolidated profit
Currency	2011	2010	2009	2011	2010	2009
US dollar	42.5	39.9	—	(2.9)	—	(2.8)
Chilean peso	7.5	11.9	12.9	(6.2)	(7.8)	(7.2)
Pound sterling	74.2	63.2	21.9	(10.7)	(20.7)	(16.5)
Mexican peso	22.6	42.0	16.5	(9.7)	(9.3)	(4.8)
Brazilian real	60.1	81.0	81.9	—	—	—
Polish zloty	19.8	2.7	2.4	(3.8)	—	—

The foregoing data were obtained by calculating the possible effect of a variation in exchange rates on the various asset and liability items, excluding the foreign exchange positions arising from goodwill, and on other foreign currency-denominated items, such as the Group’s derivative instruments, considering the offsetting effect of the various hedging transactions on these items. This effect was estimated using the exchange difference recognition methods set forth in Note 2.a) iii above.

Also, the estimated effect on the Group’s consolidated equity of a 1% appreciation or depreciation of the euro against the foreign currencies in which goodwill is denominated at December 31, 2011 would be a decrease or increase, respectively, in equity due to valuation adjustments of EUR 88.1 million and EUR 89.9 million in the case of the pound sterling (2010: EUR 85.5 million and EUR 87.2 million; 2009: EUR 82.8 million and EUR 84.5 million), EUR 80.5 million and EUR 82.1 million in the case of the Brazilian real (2010: EUR 86.7 million and EUR 88.4 million; 2009: EUR 76.3 million and EUR 77.8 million), EUR 22.5 million and EUR 23 million in the case of the US dollar (2010: EUR 21.8 million and EUR 22.3 million; 2009: EUR 20.3 million and EUR 20.7 million), and EUR 39.2 million and EUR 40 million for the other currencies (2010: EUR 15.1 million and EUR 15.4 million; 2009: EUR 11.0 million and EUR 11.3 million). These changes are offset by a decrease or increase, respectively, in the balance of goodwill at that date and, therefore, they have no impact on the calculation of the Group’s equity.

The estimates used to obtain the foregoing data were performed considering the effects of the exchange rate fluctuations in isolation from the effect of the performance of other variables, the changes in which would affect equity and profit, such as variations in the interest rates of the reference currencies or other market factors. Accordingly, all variables other than the exchange rate fluctuations were kept constant with respect to their positions at December 31, 2011, 2010 and 2009.

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

In the consolidated financial statements, investments in jointly controlled entities are accounted for using the equity method, i.e. at the Group’s share of net assets of the investee, after taking into account the dividends received therefrom and other equity eliminations. The profits and losses resulting from transactions with a jointly controlled entity are eliminated to the extent of the Group’s ownership interest in the entity.

The Appendices contain significant information on these entities.

iii. Associates

“Associates” are entities over which the Bank is in a position to exercise significant influence, but not control or joint control. Significant influence generally exists when the Bank holds 20% or more of the voting power of the investee.

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

v. Other matters

At December 31, 2011, the Group controlled the following companies in which it held an ownership interest of less than 50% of the share capital: (i) Luri 1, S.A., (ii) Luri 2, S.A. and (iii) Luri Land, S.A. The percentage ownership interest in the aforementioned companies was 5.59%, 4.82% and 5.16%, respectively (see Appendix I). Although the Group holds less than half the voting power, it manages and, as a result, exercises control over these entities.

In addition, at December 31, 2011 the Group exercised joint control of Luri 3, S.A., despite holding 9.63% of its share capital (see Appendix II). This decision is based on the Group’s presence on the company’s board of directors, in which the agreement of all members is required for decision-making.

The impact of the consolidation of these companies on the Group’s consolidated financial statements is immaterial.

The company object of these entities is the acquisition of real estate and other general operations relating thereto, including the rental, purchase and sale of properties (see Appendices I and II). 31% of their assets are located in Spain.

vi. Business combinations

A business combination is the bringing together of two or more separate entities or economic units into one single entity or group of entities.

Business combinations whereby the Group obtains control over an entity are recognized for accounting purposes as follows:

•

The Group measures the cost of the business combination, which is normally the consideration transferred, defined as the acquisition-date fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity instruments issued, if any, by the acquirer. Since January 1, 2010, in cases where the amount of the consideration to be transferred has not been definitively established at the acquisition date, but rather depends on future events, any contingent consideration must be recognized as part of the consideration transferred and measured at its acquisition-date fair value; also since that date, acquisition-related costs, such as fees paid to auditors, legal advisers, investment banks and other consultants, may not for these purposes form part of the cost of the business combination.

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

•

Any positive difference between the aforementioned items is recognized as discussed in Note 2.m. Any negative difference is recognized under Gains on bargain purchases arising on business combinations in the consolidated income statement.

Since January 1, 2010, goodwill is only measured and recognized once, when control is obtained of a business.

vii. Changes in the levels of ownership interests in subsidiaries

As required under IFRSs, since January 1, 2010, acquisitions and disposals not giving rise to a change in control are recognized as equity transactions, and no gain or loss is recognized in the income statement and the initially recognized goodwill is not remeasured. The difference between the consideration transferred or received and the decrease or increase in non-controlling interests, respectively, is recognized in reserves.

Similarly, since that date, IAS 27 has established that when control over a subsidiary is lost, the assets, liabilities and non-controlling interests and any other items recognized in valuation adjustments of that company are derecognized from the consolidated balance sheet, and the fair value of the consideration received and of any remaining equity interest is recognized. The difference between these amounts is recognized in profit or loss.

With respect to non-monetary contributions to jointly controlled entities, the IASB has acknowledged the existence of a conflict between IAS 27, which establishes that if control is lost the remaining equity interest is measured at fair value, recognising the full amount of the gain or loss in profit or loss, and IAS 31.48, together with SIC 13, which –for transactions under its scope- would only permit recognition of the portion of the gain or loss attributable to the capital owned by the other venturers in the jointly controlled entity. The Group has opted to apply the provisions of IAS 27 consistently to all transactions falling under the scope of the aforementioned standards.

viii. Acquisitions and disposals

Note 3 provides information on the most significant acquisitions and disposals in 2011, 2010 and 2009.

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

The following transactions are not treated for accounting purposes as financial instruments:

•	Investments in associates and jointly controlled entities (see Note 13).

•	Rights and obligations under employee benefit plans (see Note 25).

•	Rights and obligations under insurance contracts (see Note 15).

•	Contracts and obligations relating to employee remuneration based on own equity instruments (see Note 34).

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

•

Other financial assets at fair value through profit or loss: this category includes hybrid financial assets not held for trading that are measured entirely at fair value and financial assets not held for trading that are included in this category in order to obtain more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring assets or liabilities or recognising the gains or losses on them on different bases, or because a group of financial assets or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Group’s key management personnel. Financial assets may only be included in this category on the date they are acquired or originated.

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

The consolidated entities generally intend to hold the loans and credits granted by them until their final maturity and, therefore, they are presented in the consolidated balance sheet at their amortised cost (which includes any reductions required to reflect the estimated losses on their recovery).

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

•

Loans and advances: includes the debit balances of all credit and loans granted by the Group, other than those represented by securities, as well as finance lease receivables and other debit balances of a financial nature in favour of the Group, such as cheques drawn on credit institutions, balances receivable from clearing houses and settlement agencies for transactions on the stock exchange and organised markets, bonds given in cash, capital calls, fees and commissions receivable for financial guarantees and debit balances arising from transactions not originating in banking transactions and services, such as the collection of rentals and similar items. They are classified, depending on the institutional sector to which the debtor belongs, under:

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

•

Trading derivatives: includes the fair value in favour of the Group of derivatives which do not form part of hedge accounting, including embedded derivatives separated from hybrid financial instruments.

•

Changes in the fair value of hedged items in portfolio hedges of interest rate risk: this item is the balancing entry for the amounts credited to the consolidated income statement in respect of the measurement of the portfolios of financial instruments which are effectively hedged against interest rate risk through fair value hedging derivatives.

•

Hedging derivatives: includes the fair value in favour of the Group of derivatives, including embedded derivatives separated from hybrid financial instruments, designated as hedging instruments in hedge accounting.

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

Financial liabilities are classified for measurement purposes into one of the following categories:

•

Financial liabilities held for trading (at fair value through profit or loss): this category includes the financial liabilities issued for the purpose of generating a profit in the near term from fluctuations in their prices, financial derivatives not considered to qualify for hedge accounting and financial liabilities arising from the outright sale of financial assets acquired under reverse repurchase agreements (“reverse repos”) or borrowed (short positions).

•

Other financial liabilities at fair value through profit or loss: financial liabilities are included in this category when more relevant information is obtained, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring assets or liabilities or recognising the gains or losses on them on different bases, or because a group of financial liabilities or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Group’s key management personnel. Liabilities may only be included in this category on the date when they are issued or originated.

•

Financial liabilities at amortised cost: financial liabilities, irrespective of their instrumentation and maturity, not included in any of the above-mentioned categories which arise from the ordinary borrowing activities carried on by financial institutions.

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

The fair value of a financial instrument on a given date is taken to be the amount for which it could be bought or sold on that date by two knowledgeable, willing parties in an arm’s length transaction acting prudently. The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it on an active, transparent and deep market (quoted price or market price). At December 31, 2011, there were no significant investments in quoted financial instruments which have ceased to be recognized at their quoted price because their market cannot be deemed to be active.

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

All derivatives are recognized in the balance sheet at fair value from the trade date. If the fair value is positive, they are recognized as an asset and if the fair value is negative, they are recognized as a liability. The fair value on the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price. The changes in the fair value of derivatives from the trade date are recognized in Gains/losses on financial assets and liabilities in the consolidated income statement. Specifically, the fair value of financial derivatives traded in organised markets included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price and if, for exceptional reasons, the quoted price cannot be determined on a given date, these financial derivatives are measured using methods similar to those used to measure OTC derivatives.

The fair value of OTC derivatives is taken to be the sum of the future cash flows arising from the instrument, discounted to present value at the date of measurement (present value or theoretical close) using valuation techniques commonly used by the financial markets: net present value (NPV), option pricing models and other methods.

Loans and receivables and Held-to-maturity investments are measured at amortised cost using the effective interest method. Amortised cost is understood to be the acquisition cost of a financial asset or liability plus or minus, as appropriate, the principal repayments and the cumulative amortization (taken to the income statement) of the difference between the initial cost and the maturity amount. In the case of financial assets, amortised cost furthermore includes any reductions for impairment or uncollectibility. In the case of loans and receivables hedged in fair value hedges, the changes in the fair value of these assets related to the risk or risks being hedged are recognized.

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

ii. Measurement of financial liabilities

In general, financial liabilities are measured at amortised cost, as defined above, except for those included under Financial liabilities held for trading and Other financial liabilities at fair value through profit or loss and financial liabilities designated as hedged items (or hedging instruments) in fair value hedges, which are measured at fair value.

iii. Valuation techniques

The following table shows a summary of the fair values, at 2011, 2010 and 2009 year-end, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	Millions of euros
	2011			2010			2009
	Published price quotations in active markets	Internal models	Total	Published price quotations in active markets	Internal models	Total	Published price quotations in active markets	Internal models	Total
Financial assets held for trading	45,528	127,110	172,638	65,009	91,753	156,762	61,056	73,998	135,054
Other financial assets at fair value through profit or loss	2,324	17,239	19,563	9,446	30,034	39,480	8,938	28,876	37,814
Available-for-sale financial assets	68,325	18,288	86,613	69,337	16,898	86,235	75,468	11,152	86,620
Hedging derivatives (assets)	1,497	8,401	9,898	1,226	7,001	8,227	1,226	6,608	7,834
Financial liabilities held for trading	16,084	130,864	146,948	18,027	118,745	136,772	12,013	103,503	115,516
Other financial liabilities at fair value through profit or loss	—	44,909	44,909	—	51,020	51,020	—	42,371	42,371
Hedging derivatives (liabilities)	592	5,852	6,444	509	6,125	6,634	318	4,873	5,191
Liabilities under insurance contracts	—	517	517	4,163	6,286	10,449	5,006	11,910	16,916

Financial instruments at fair value, determined on the basis of published price quotations in active markets (Level 1), include government debt securities, private-sector debt securities, derivatives traded in organised markets, securitised assets, shares, short positions and fixed-income securities issued.

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

The Group did not make any material transfers of financial instruments between one measurement method and another in 2011.

The main techniques used at December 31, 2011 by the Group’s internal models to determine the fair value of the financial instruments detailed in the table below are as follows:

•	In the valuation of financial instruments permitting static hedging (basically forwards, swaps and cross-currency swaps) and in the valuation of loans and advances to customers classified as Other financial assets at fair value through profit or loss, the present value method is used. Estimated future cash flows are discounted using the yield curves of the related currencies. The yield curves are generally observable market data and are constructed taking into account the so-called “basis risk” for various terms on the curve and for various currencies.

•	In the valuation of certain financial instruments exposed to interest rate or inflation risk which require dynamic hedging, such as swaptions, caps and floors, the Black-76 model is used; in the case of more exotic interest rate derivatives, more complex models of the evolution of the yield curve are used, such as the Heath-Jarrow-Morton, Hull-White and Markov Functional models. The main inputs used in these models are observable market data, including the related yield curves, volatilities and correlations. In certain very specific cases, unobservable market inputs can be used, such as reversion to the mean or the prepayment rate.

•	In the valuation of financial instruments exposed to equity or foreign currency risk which require dynamic hedging (basically structured options and other structured instruments), the Black-Scholes model is normally used; for more complex instruments, models that are a generalisation of the Black-Scholes model are used, such as the Dupire (local volatility) and Heston (stochastic volatility) models or a combination of both (mixed volatility) are used. Where appropriate, observable market inputs are used to obtain factors such as spot levels, yield curves, dividends, volatilities and the correlation between indices and shares.

•	In the case of swaps designed to hedge against a credit event (Credit Default Swaps (CDS)) credit risk is measured using dynamic models similar to those used in the measurement of interest rate risk. In the case of non-linear instruments, if the portfolio is exposed to credit risk (e.g. credit derivatives), the joint probability of default is determined using the Standard Gaussian Copula model. The main inputs used to determine the underlying cost of these derivatives are quoted credit risk premiums and the correlation between the quoted credit derivatives of various issuers.

The fair value of financial instruments obtained from the aforementioned internal models takes into account, inter alia, the contract terms and observable market data, which include interest rates, credit risk, exchange rates, the quoted market price of commodities and shares, volatility and prepayments. The valuation models are not significantly subjective, since they can be adjusted and recalibrated, where appropriate, through the internal calculation of the fair value and the subsequent comparison with the related actively traded price.

Set forth below are the financial instruments at fair value whose measurement was based on internal models (Levels 2 and 3) at December 31, 2011, 2010 and 2009 and the potential effect on their measurement at December 31, 2011 of a shift towards other reasonably probable scenarios in the main assumptions that are not based on observable market data:

	Millions of euros
	Fair values calculated					Effect of reasonable assumptions on fair values at 12/31/11
	using internal models at					More		Less
	12/31/11	12/31/10	12/31/09	Valuation techniques	Main assumptions	favorable		favorable
ASSETS:
Financial assets held for trading	127,110	91,753	73,998			364		(350)
Loans and advances to credit institutions	4,636	16,216	5,953	Present Value Method	Observable market data	—		—
Loans and advances to customers (b)	8,056	755	10,076	Present Value Method	Observable market data	—		—
Debt and equity instruments	19,674	10,983	4,898	Present Value Method	Observable market data, HPI	—		—
Trading derivatives	94,744	63,799	53,070			364		(309)
Swaps	74,665	46,562	26,390	Present Value Method, Gaussian Copula (c)	Observable market data, basis, liquidity	19	(e)	(19	)(e)
Exchange rate options	1,059	727	818	Black-Scholes Model	Observable market data, liquidity	—	(e)	—	(e)
Interest rate options	7,936	6,632	17,185	Black-Scholes Model Heath-Jarrow-Morton Model	Observable market data, liquidity, correlation	140	(e)	(140	)(e)
Interest rate futures	91	53	2,109	Present Value Method	Observable market data	—		—
Index and securities options	3,728	5,248	3,849	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI	55	(e)	(64	) (e)
Other	7,265	4,577	2,720	Present Value Method, Monte Carlo simulation and other	Observable market data and other	150	(e)	(128	) (e)
Hedging derivatives	8,401	7,001	6,608			—		—
Swaps	8,173	6,886	6,465	Present Value Method	Observable market data, basis	—		—
Exchange rate options	161	67	47	Black-Scholes Model	Observable market data	—		—
Interest rate options	45	31	56	Black-Scholes Model	Observable market data	—		—
Other	22	17	40	N/A	N/A	—		—
Other financial assets at fair value through profit or loss	17,239	30,034	28,876			61		(61)
Loans and advances to credit institutions	4,701	18,831	16,243	Present Value Method	Observable market data	—		—
Loans and advances to customers (d)	11,748	7,777	8,329	Present Value Method	Observable market data, HPI	2		(2)
Debt and equity instruments	790	3,426	4,304	Present Value Method	Observable market data	59		(59)
Available-for-sale financial assets	18,288	16,898	11,152			7		(7)
Debt and equity instruments	18,288	16,898	11,152	Present Value Method	Observable market data	7		(7)
LIABILITIES:
Financial liabilities held for trading	130,864	118,745	103,503			—		—
Deposits from central banks	7,740	12,605	2,985	Present Value Method	Observable market data	—		—
Deposits from credit institutions	9,287	28,370	43,132	Present Value Method	Observable market data	—		—
Customer deposits	16,574	7,849	4,658	Present Value Method	Observable market data	—		—
Debt and equity instruments	2	365	586	Present Value Method	Observable market data, liquidity		(a)		(a)
Trading derivatives	97,261	69,556	52,141			—		—
Swaps	73,616	48,533	35,916	Present Value Method, Gaussian Copula (c)	Observable market data, basis, liquidity, HPI		(e)		(e)
Exchange rate options	957	915	898	Black-Scholes Model	Observable market data, liquidity		(e)		(e)
Interest rate options	9,722	7,356	3,974	Black-Scholes Model Heath-Jarrow-Morton Model	Observable market data, liquidity, correlation		(e)		(e)
Index and securities options	7,036	6,189	4,518	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI		(e)		(e)
Interest rate and equity futures	273	181	2,596	Present Value Method	Observable market data	—		—
Other	5,657	6,382	4,239	Present Value Method, Monte Carlo simulation and other	Observable market data and other		(e)		(e)
Hedging derivatives	5,852	6,125	4,873			—		—
Swaps	5,639	5,723	4,558	Present Value Method	Observable market data, basis	—		—
Exchange rate options	169	363	175	Black-Scholes Model	Observable market data	—		—
Interest rate options	21	16	67	Black-Scholes Model	Observable market data	—		—
Other	23	23	72	N/A	N/A	—		—
Other financial liabilities at fair value through profit or loss	44,909	51,020	42,371	Present Value Method	Observable market data	—		—
Liabilities under insurance contracts	517	6,286	11,910	See Note 15		—		—

	353,180	327,862	283,290			432		(418)

(a)	The sensitivity of the issued debt and equity instruments in liabilities calculated using HPI assumptions is not detailed, since these instruments are perfectly hedged. Consequently, any change in the valuation of these issued instruments would be offset exactly by an equal and opposite change in the valuation of the associated foreign currency derivatives.
(b)	Includes mainly short-term loans and reverse repurchase agreements with corporate customers (mainly brokerage and investment companies).
(c)	Includes credit risk derivatives with a negative net fair value of EUR 60 million recognized in the consolidated balance sheet. These assets and liabilities are measured using the aforementioned Standard Gaussian Copula Model.
(d)	Includes home mortgage loans to financial institutions in the UK (which are regulated and partly financed by the Government). The fair value of these loans was obtained using observable market variables, including current market transactions with similar amounts and collateral facilitated by the UK Housing Association. Since the Government is involved in these financial institutions, the credit risk spreads have remained stable and are homogenous in this sector. The results arising from the valuation model are checked against current market transactions.
(e)	The Group calculates the potential impact on the measurement of each instrument on a joint basis, regardless of whether the individual value is positive (assets) or negative (liabilities), and discloses the joint effect associated with the related instruments classified on the asset side of the consolidated balance sheet.

The use of observable market data assumes that the markets in which the Group operates are functioning efficiently and, therefore, that these data are representative. The main assumptions used in the measurement of the financial instruments included in the foregoing table that were valued by means of internal models employing unobservable market data are as follows:

•	Basis: liquidity pressure and the lack of derivative instruments exerted pressures that caused spreads to widen between standard market swaps and swaps which exchange a fixed rate for a non-market floating rate. The bases were included in the yield curves by constructing new valuation curves which are applied to the estimation of the forward floating rates. The data for this calculation are obtained directly from market sources of renowned prestige.

•	Correlation: the assumptions relating to the correlation between the value of quoted and unquoted assets are based on historical correlations between the impact of adverse changes in market variables and the corresponding valuation of the associated unquoted assets. The measurement of the assets will vary depending on whether a more or less conservative scenario is selected.

•	Dividends: the estimates of the dividends used as inputs in the internal models are based on the expected dividend payments of the issuers. Since the dividend expectations can change or vary depending on the source of the price (normally historical data or market consensus for option pricing) and the companies’ dividend policies can vary, the valuation is adjusted to the best estimate of the reasonable dividend level expected in more or less conservative scenarios.

•	Liquidity: the assumptions include estimates in response to market liquidity. For example, they take market liquidity into consideration when very long-term estimates of exchange rates or interest rates are used, or when the instrument is part of a new or developing market where, due to the absence of market prices that reflect a reasonable price for these products, the standard valuation methods and the estimates available might give rise to less precise results in the measurement of these instruments at that time.

•	Halifax House Price Index (HPI): the assumptions include estimates of the future growth and the volatility of the HPI, mortality and the credit spreads of the specific financial instruments in relation to home mortgage loans to financial institutions in the UK (which are regulated and partially financed by the Government), credit derivatives and property asset derivatives.

The main transactions measured using unobservable market data that constitute significant inputs of the internal models (Level 3) are:

•	HPI (House Price Index) derivatives at Santander UK. HPI derivatives, of which Santander, through its subsidiary in the UK, has a 90% share of the market, are considered illiquid markets. The entity’s assumptions are the main driver for their valuation.

•	Illiquid collateralised debt obligations (CDOs) at the treasury unit in Madrid.

The non-agency mortgage-backed securities (MBSs) of Sovereign were also included until the third quarter of 2011. These securities were sold in the fourth quarter of 2011.

The detail of the financial assets and liabilities measured using these models, included in the foregoing table, is as follows:

	Fair values calculated using internal models
	Millions of euros
	2011	2010	2009
ASSETS:
Level 2	170,001	143,494	118,002
Level 3	1,037	2,192	2,632

	171,038	145,686	120,634

LIABILITIES:
Level 2	181,863	181,879	162,179
Level 3	279	297	477

	182,142	182,176	162,656

	353,180	327,862	283,290

The measurements obtained using the internal models might have been different had other methods or assumptions been used with respect to interest rate risk, to credit risk, market risk and foreign currency risk spreads, or to their related correlations and volatilities. Nevertheless, the Group’s directors consider that the fair value of the financial assets and liabilities recognized in the consolidated balance sheet and the gains and losses arising from these financial instruments are reasonable.

As detailed in the foregoing tables, at December 31, 2011 the potential effect on the measurement of the financial instruments of a change in the main assumptions (liquidity, correlations, dividends and HPI) to less favorable reasonably probable assumptions, taking the lowest value within the range that is considered probable, would be to reduce gains or increase losses by EUR 418 million (December 31, 2010: EUR 476 million; December 31, 2009: EUR 449 million). The effect of using other more favorable reasonably probable assumptions, taking the highest value within the range that is considered probable, would be to increase gains or reduce losses by EUR 432 million (December 31, 2010: EUR 498 million; December 31, 2009: EUR 574 million).

The net gain recognized in the consolidated income statement for 2011 arising from the aforementioned valuation models amounted to EUR 1,006 million, of which a gain of EUR 59 million related to models whose significant inputs are unobservable market data.

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

Adjustments due to changes in fair value arising from:

•	Available-for-sale financial assets are recognized temporarily in equity under Valuation adjustments—Available-for-sale financial assets, unless they relate to exchange differences, in which case they are recognized in Valuation adjustments—Exchange differences (exchange differences arising on monetary financial assets are recognized in Exchange differences in the consolidated income statement).

•	Items charged or credited to Valuation adjustments—Available-for-sale financial assets and Valuation adjustments—Exchange differences remain in the Group’s consolidated equity until the asset giving rise to them is impaired or derecognized, at which time they are recognized in the consolidated income statement.

•	Unrealised gains on available-for-sale financial assets classified as Non-current assets held for sale because they form part of a disposal group or a discontinued operation are recognized under Valuation adjustments—Non-current assets held for sale.

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

b.	In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognized temporarily in equity under Valuation adjustments—Cash flow hedges until the forecast transactions occur, when it is recognized in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability.

c.	In hedges of a net investment in a foreign operation, the gains and losses attributable to the portion of the hedging instruments qualifying as an effective hedge are recognized temporarily in equity under Valuation adjustments—Hedges of net investments in foreign operations until the gains or losses on the hedged item are recognized in the consolidated income statement.

d.	The ineffective portion of the gains and losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation are recognized directly under Gains/losses on financial assets and liabilities in the consolidated income statement.

If a derivative designated as a hedge no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified for accounting purposes as a trading derivative.

When fair value hedge accounting is discontinued, the adjustments previously recognized on the hedged item are transferred to profit or loss at the effective interest rate re-calculated at the date of hedge discontinuation. The adjustments must be fully amortised at maturity.

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

e)	Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties:

1.	If the Group transfers substantially all the risks and rewards to third parties -unconditional sale of financial assets, sale of financial assets under an agreement to repurchase them at their fair value at the date of repurchase, sale of financial assets with a purchased call option or written put option that is deeply out of the money, securitization of assets in which the transferor does not retain a subordinated debt or grant any credit enhancement to the new holders, and other similar cases-, the transferred financial asset is derecognized and any rights or obligations retained or created in the transfer are recognized simultaneously.

2.	If the Group retains substantially all the risks and rewards associated with the transferred financial asset -sale of financial assets under an agreement to repurchase them at a fixed price or at the sale price plus interest, a securities lending agreement in which the borrower undertakes to return the same or similar assets, and other similar cases-, the transferred financial asset is not derecognized and continues to be measured by the same criteria as those used before the transfer. However, the following items are recognized:

a.	An associated financial liability, which is recognized for an amount equal to the consideration received and is subsequently measured at amortised cost, unless it meets the requirements for classification under Other financial liabilities at fair value through profit or loss.

b.	The income from the transferred financial asset not derecognized and any expense incurred on the new financial liability, without offsetting.

3.	If the Group neither transfers nor retains substantially all the risks and rewards associated with the transferred financial asset -sale of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases- the following distinction is made:

a.	If the transferor does not retain control of the transferred financial asset, the asset is derecognized and any rights or obligations retained or created in the transfer are recognized.

b.	If the transferor retains control of the transferred financial asset, it continues to recognise it for an amount equal to its exposure to changes in value and recognises a financial liability associated with the transferred financial asset. The net carrying amount of the transferred asset and the associated liability is the amortised cost of the rights and obligations retained, if the transferred asset is measured at amortised cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

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

Financial asset and liability balances are offset, i.e. reported in the consolidated balance sheet at their net amount, only if the subsidiaries currently have a legally enforceable right to set off the recognized amounts and intend either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

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

Balances are deemed to be impaired, and the interest accrual is suspended, when there are reasonable doubts as to their full recovery and/or the collection of the related interest for the amounts and on the dates initially agreed upon, after taking into account the guarantees received by the consolidated entities to secure (fully or partially) collection of the related balances. Collections relating to impaired loans and advances are used to recognise the accrued interest and the remainder, if any, to reduce the principal amount outstanding.

The entire loan balance is kept on the balance sheet until the recovery of any recognized amount is considered to be unlikely, or when any portion of it has been classified as non-performing for four years (the maximum period established in the Bank of Spain regulations). When the loan is written off, the loan balance and its specific allowance are removed from the balance sheet and then recorded in off-balance sheet accounts, with no resulting impact on net income attributable to the Group. The recovery of a loan is considered to be unlikely (remote) when there is an unsecured loan in which there is a significant deterioration in the borrower´s overall financial condition, resources, value of any guarantees and payment record which would lead a borrower to bankruptcy.

ii. Debt instruments carried at amortised cost

Credit losses on impaired assets and contingent liabilities are assessed, as follows:

•	Individually, for all significant debt instruments and for instruments which, although not material, are not susceptible to being classified in homogeneous groups of instruments with similar risk characteristics: instrument type, debtor’s industry and geographical location, type of guarantee or collateral, and age of past-due amounts, taking into account: (i) the present value of future cash flows, discounted at an appropriate discount rate; (ii) the debtor’s financial situation; and (iii) any guarantees in place. Clients individually assessed based on the borrower’s overall financial condition, resources, guarantees and payment record are globally managed clients, corporate, sovereign and other loans with significant balances.

•	Collectively, in all other cases, we group transactions on the basis of the nature of the obligors, the conditions of the countries in which they reside, transaction status, type of collateral or guarantee, and age of past-due amounts. For each group, we establish the appropriate impairment losses (“identified losses”) that must be recognized. Clients collectively assessed are, mainly, consumer mortgage, installment, revolving credit and other consumer loans, and an impairment loss is recognized when interest or principal is past due for 90 days or more.

The amount of an impairment loss incurred on a debt instrument carried at amortised cost is equal to the difference between its carrying amount and the present value of its estimated future cash flows, and is presented as a reduction of the balance of the asset adjusted.

In estimating the future cash flows of debt instruments the following factors are taken into account:

•	All the amounts that are expected to be obtained over the remaining life of the instrument, including, where appropriate, those which may result from the collateral provided for the instrument (less the costs for obtaining and subsequently selling the collateral). The impairment loss takes into account the likelihood of collecting accrued past-due interest receivable;

•	The various types of risk to which each instrument is subject; and

•	The circumstances in which collections will foreseeably be made.

These cash flows are subsequently discounted using the instrument’s effective interest rate (if its contractual rate is fixed) or the effective contractual rate at the discount date (if it is variable).

Specifically as regards impairment losses resulting from materialisation of the insolvency risk of the obligors (credit risk), a debt instrument is impaired due to insolvency:

•	When there is evidence of a deterioration of the obligor’s ability to pay, either because it is in arrears or for other reasons, and/or

•	When country risk materialises: country risk is considered to be the risk associated with debtors resident in a given country due to circumstances other than normal commercial risk.

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

The methodology for determining the general allowance for inherent losses seeks to identify the amounts of losses which, although incurred at the reporting date, have not yet been disclosed and which the Group knows, on the basis of historical experience and other specific information, will arise in the one-year period following the reporting date.

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

As at December 31, 2011, 2010 and 2009 there is no substantial difference in the calculation of allowances for loan losses between the provision calculated by the Group according to Bank of Spain regulation and in accordance with the internal models that comply with IFRS-IASB.

iii. Debt or equity instruments classified as available for sale

The amount of the impairment losses on these instruments is the positive difference between their acquisition cost (net of any principal repayment or amortization in the case of debt instruments) and their fair value, less any impairment loss previously recognized in the consolidated income statement.

When there is objective evidence at the date of measurement of these instruments that the aforementioned differences are due to permanent impairment, they are no longer recognized in equity under Valuation adjustments—Available-for-sale financial assets and are reclassified, for the cumulative amount at that date, to the consolidated income statement.

If all or part of the impairment losses are subsequently reversed, the reversed amount is recognized, in the case of debt instruments, in the consolidated income statement for the year in which the reversal occurs (or in equity under Valuation adjustments—Available-for-sale financial assets in the case of equity instruments).

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

Impairment losses on an asset or disposal group arising from a reduction in its carrying amount to its fair value (less costs to sell) are recognized under Gains/(losses) on non-current assets held for sale not classified as discontinued operations in the consolidated income statement. The gains on a non-current asset held for sale resulting from subsequent increases in fair value (less costs to sell) increase its carrying amount and are recognized in the consolidated income statement up to an amount equal to the impairment losses previously recognized.

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

If the calculation results in a positive amount, this deficiency is charged to the consolidated income statement. When unrealised gains or losses on assets of the Group’s insurance companies affect the measurement of liabilities under insurance contracts and/or the related deferred acquisition costs and/or the related intangible assets, these gains or losses are recognized directly in equity. The corresponding adjustment in the liabilities under insurance contracts (or in the deferred acquisition costs or in intangible assets) is also recognized in equity.

The most significant items that form part of our technical provisions (see Note 15) are summarized below:

•	Life insurance provisions: Represents the value of the net obligations undertaken with the life insurance policyholder:

i)	Provisions for unearned premiums: They are the proportion of premiums written in the year to be allocated to the period from each year-end to the expiry of the policy period.

ii)	Mathematical provisions: Represents the value of the life insurance obligations of the Group at the year-end, net of the policyholder’s obligations. They are calculated on a policy-by-policy basis using an individual capitalization method, by reference to the valuation premium accrued in the year, in accordance with the technical bases of each line of insurance, adjusted, as appropriate, for the local mortality tables.

•	Non-life insurance provisions:

i)	Provisions for unearned premiums. These provisions are the proportion of premiums written in the year to be allocated to the period from each year-end to the expiry of the policy period.

ii)	Provisions for unexpired risks: Provision for unexpired risks that supplements the provision for unearned premiums to the extent that the amount of that provision is not sufficient to reflect the assessed risks and expenses to be covered by the Group in the policy period not elapsed at the year-end.

•	Claims outstanding: This reflects the total amount of the outstanding obligations arising from claims incurred at the year-end. The Group calculates this provision as the difference between the total estimated or certain cost of the claims not yet reported, settled or paid, and the total amounts already paid in relation to these claims.

•	Provision for bonuses and rebates: This provision includes the amount of the bonuses accruing to policyholders, insures or beneficiaries and the premiums to be returned to policyholders, insures or beneficiaries that are not yet allocated at year-end. The calculation is done according to the clauses of their individual contracts.

•	Life insurance policies where the investment risk is borne by the policyholders provisions: They are determined based on the indices or assets established as a reference for determining the economic value of the policyholders’ rights.

k)	Tangible assets

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

Average annual rate
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

Similarly, if there is an indication of a recovery in the value of a tangible asset, the consolidated entities recognise the reversal of the impairment loss recognized in prior periods and adjust the future depreciation charges accordingly. In no circumstances may the reversal of an impairment loss on an asset raise its carrying amount above that which it would have if no impairment losses had been recognized in prior years.

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

The criteria used to recognise the acquisition cost of investment property, to calculate its depreciation and its estimated useful life and to recognise any impairment losses thereon are consistent with those described in relation to property, plant and equipment for own use.

iii. Assets leased out under an operating lease

Property, plant and equipment—Leased out under an operating lease reflects the amount of the tangible assets, other than land and buildings, leased out by the Group under an operating lease.

The criteria used to recognise the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives and to recognise the impairment losses thereon are consistent with those described in relation to property, plant and equipment for own use.

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

When the consolidated entities act as the lessees, they present the cost of the leased assets in the consolidated balance sheet, based on the nature of the leased asset, and, simultaneously, recognise a liability for the same amount (which is the lower of the fair value of the leased asset and the sum of the present value of the lease payments payable to the lessor plus, if appropriate, the exercise price of the purchase option). The depreciation policy for these assets is consistent with that for property, plant and equipment for own use.

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

iii. Sale and leaseback transactions

In sale and leaseback transactions where the sale is at fair value and the leaseback is an operating lease, any profit or loss is recognized at the time of sale. In the case of finance leasebacks, any profit or loss is amortised over the lease term.

In accordance with IAS 17, in determining whether a sale and leaseback transaction results in an operating lease, the Group should analyse, inter alia, whether at the inception of the lease there are purchase options whose terms and conditions make it reasonably certain that they will be exercised, and to whom the gains or losses from the fluctuations in the fair value of the residual value of the related asset will accrue. In this connection, when the Group performed the transactions described in Note 16, it carried out the aforementioned analysis and concluded that there was no reasonable certainty that the related options would be exercised, since their exercise price was linked to fair value and there were no other indicators that could force the Group to exercise these options; therefore, under IAS 17, it was required to recognise the gain or loss on the sale.

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

i. Goodwill

Any excess of the cost of the investments in the consolidated entities and entities accounted for using the equity method over the corresponding underlying carrying amounts acquired, adjusted at the date of first-time consolidation, is allocated as follows:

•	If it is attributable to specific assets and liabilities of the companies acquired, by increasing the value of the assets (or reducing the value of the liabilities) whose fair values were higher (lower) than the carrying amounts at which they had been recognized in the acquired entities’ balance sheets.

•	If it is attributable to specific intangible assets, by recognising it explicitly in the consolidated balance sheet provided that the fair value of these assets within twelve months following the date of acquisition can be measured reliably.

•	The remaining amount is recognized as goodwill, which is allocated to one or more cash-generating units (a cash-generating unit is the smallest identifiable group of assets that, as a result of continuing operation, generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets). The cash-generating units represent the Group’s geographical and/or business segments.

Goodwill is only recognized when it has been acquired for consideration and represents, therefore, a payment made by the acquirer in anticipation of future economic benefits from assets of the acquired entity that are not capable of being individually identified and separately recognized.

At the end of each reporting period or whenever there is any indication of impairment goodwill is reviewed for impairment (i.e. a reduction in its recoverable amount to below its carrying amount) and, if there is any impairment, the goodwill is written down with a charge to Impairment losses on other assets (net)—Goodwill and other intangible assets in the consolidated income statement.

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

Intangible assets with indefinite useful lives are not amortised, but rather at the end of each reporting period or whenever there is any indication of impairment the consolidated entities review the remaining useful lives of the assets in order to determine whether they continue to be indefinite and, if this is not the case, to take the appropriate steps.

Intangible assets with finite useful lives are amortised over those useful lives using methods similar to those used to depreciate tangible assets.

The intangible asset amortization charge is recognized under Depreciation and amortization in the consolidated income statement.

In both cases the consolidated entities recognise any impairment loss on the carrying amount of these assets with a charge to Impairment losses on other assets in the consolidated income statement. The criteria used to recognise the impairment losses on these assets and, where applicable, the reversal of impairment losses recognized in prior years are similar to those used for tangible assets (see Note 2.k).

Internally developed computer software

Internally developed computer software is recognized as an intangible asset if, among other requisites (basically the Group’s ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated.

Expenditure on research activities is recognized as an expense in the year in which it is incurred and cannot be subsequently capitalised.

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

Inventories are measured at the lower of cost and net realisable value, which is the estimated selling price of the inventories in the ordinary course of business, less the estimated costs of completion and the estimated costs required to make the sale.

Any write-downs of inventories -such as those due to damage, obsolescence or reduction of selling price- to net realisable value and other impairment losses are recognized as expenses for the year in which the impairment or loss occurs. Subsequent reversals are recognized in the consolidated income statement for the year in which they occur.

The carrying amount of inventories is derecognized and recognized as an expense in the period in which the revenue from their sale is recognized.

•	Other: this item includes the balance of all prepayments and accrued income (excluding accrued interest, fees and commissions), the net amount of the difference between pension plan obligations and the value of the plan assets with a balance in the entity’s favour, when this net amount is to be reported in the consolidated balance sheet, and the amount of any other assets not included in other items.

ñ)	Other liabilities

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

In addition to the disclosures made in Note 1, at the end of 2011 certain litigation and claims were in process against the consolidated entities arising from the ordinary course of their operations (see Note 25).

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

r)	Equity-instrument-based employee remuneration

Own equity instruments delivered to employees in consideration for their services, if the instruments are delivered once the specific period of service has ended, are recognized as an expense for services (with the corresponding increase in equity) as the services are rendered by employees during the service period. At the grant date the services received (and the related increase in equity) are measured at the fair value of the equity instruments granted. If the equity instruments granted are vested immediately, the Group recognises in full, at the grant date, the expense for the services received.

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

The most significant criteria used by the Group to recognise its income and expenses are summarised as follows:

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

The Group initially recognises the financial guarantees provided on the liability side of the consolidated balance sheet at fair value, which is generally the present value of the fees, commissions and interest receivable from these contracts over the term thereof, and simultaneously the Group recognises a credit on the asset side of the consolidated balance sheet for the amount of the fees, commissions and similar interest received at the inception of the transactions and the amounts receivable at the present value of the fees, commissions and interest outstanding.

Financial guarantees, regardless of the guarantor, instrumentation or other circumstances, are reviewed periodically so as to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required. The credit risk is determined by application of criteria similar to those established for quantifying impairment losses on debt instruments carried at amortised cost (described in Note 2.g above).

The provisions made for these transactions are recognized under Provisions—Provisions for contingent liabilities and commitments in the consolidated balance sheet (see Note 25). These provisions are recognized and reversed with a charge or credit, respectively, to Provisions (net) in the consolidated income statement.

If a specific provision is required for financial guarantees, the related unearned commissions recognized under Financial liabilities at amortised cost—Other financial liabilities in the consolidated balance sheet are reclassified to the appropriate provision.

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

Defined contribution plans

The contributions made in this connection in each year are recognized under Personnel expenses in the consolidated income statement. The amounts not yet contributed at each year-end are recognized, at their present value, under Provisions—Provisions for pensions and similar obligations on the liability side of the consolidated balance sheet.

Defined benefit plans

The Group recognises under Provisions—Provisions for pensions and similar obligations on the liability side of the consolidated balance sheet (or under Other assets on the asset side, as appropriate) the present value of its defined benefit post-employment obligations, net of the fair value of the plan assets, of the net unrecognized cumulative actuarial gains and/or losses disclosed on measurement of these obligations, which are deferred using a corridor approach, and of the past service cost, which is deferred over time, as explained below.

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

If the Group can look to an insurer to pay part or all of the expenditure required to settle a defined benefit obligation, and it is practically certain that said insurer will reimburse some or all of the expenditure required to settle that obligation, but the insurance policy does not qualify as a plan asset, the Group recognises its right to reimbursement -which, in all other respects, is treated as a plan asset- under Insurance contracts linked to pensions on the asset side of the consolidated balance sheet.

Actuarial gains and losses are defined as those arising from differences between the previous actuarial assumptions and what has actually occurred and from the effects of changes in actuarial assumptions. The Group uses, on a plan-by-plan basis, the corridor approach and recognises in the consolidated income statement the amount resulting from dividing by five the net amount of the cumulative actuarial gains and/or losses not recognized at the beginning of each year which exceeds 10% of the present value of the obligations or 10% of the fair value of the plan assets at the beginning of the year, whichever amount is higher. The maximum five-year allocation period, which is required by the Bank of Spain for all Spanish financial institutions, is shorter than the average number of remaining years of active service relating to the employees participating in the plans, and is applied systematically.

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

Deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, and tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realised or the liability is settled.

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

Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilised, and the deferred tax assets do not arise from the initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit nor accounting profit. Other deferred tax assets (tax loss and tax credit carryforwards) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilised.

Income and expenses recognized directly in equity are accounted for as temporary differences.

The deferred tax assets and liabilities recognized are reassessed at each reporting date in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analyses performed.

z)	Residual maturity periods and average interest rates

The analysis of the maturities of the balances of certain items in the consolidated balance sheet and the average interest rates at 2011, 2010 and 2009 year-end is provided in Note 51.

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

a)	Banco Santander, S.A. and international Group structure

The growth of the Group in the last decade has led the Bank to also act, in practice, as a holding entity of the shares of the various companies in its Group, and its results are becoming progressively less representative of the performance and earnings of the Group. Therefore, each year the Bank determines the amount of the dividends to be distributed to its shareholders on the basis of the consolidated net profit, while maintaining the Group’s traditionally high level of capitalisation and taking into account that the transactions of the Bank and of the rest of the Group are managed on a consolidated basis (notwithstanding the allocation to each company of the related net worth effect).

At international level, the various banks and other subsidiaries, jointly controlled entities and associates of the Group are integrated in a corporate structure comprising various holding companies which are the ultimate shareholders of the banks and subsidiaries abroad.

The purpose of this structure, all of which is controlled by the Bank, is to optimise the international organisation from the strategic, economic, financial and tax standpoints, since it makes it possible to define the most appropriate units to be entrusted with acquiring, selling or holding stakes in other international entities, the most appropriate financing method for these transactions and the most appropriate means of remitting the profits obtained by the Group’s various operating units to Spain.

The Appendices provide relevant data on the consolidated Group companies and on the companies accounted for using the equity method.

b)	Acquisitions and disposals

Following is a summary of the main acquisitions and disposals of ownership interests in the share capital of other entities and other significant corporate transactions performed by the Group in the last three years:

i. Sovereign Bancorp, Inc. (Sovereign)

On October 13, 2008, the Bank and Sovereign Bancorp Inc., the parent of Sovereign Bank, announced that Santander would acquire Sovereign through a share exchange. At the date of the announcement Santander held 24.35% of the outstanding ordinary shares of Sovereign.

On January 30, 2009, the acquisition of the 75.65% of the company not held by Santander was completed and Sovereign became a wholly-owned subsidiary of Santander Group. The transaction involved the issue of 0.3206 ordinary shares of Banco Santander for each ordinary share of Sovereign (equivalent to the approved exchange of 0.2924 ADSs adjusted for the dilution arising from the capital increase carried out in December 2008). To this end, 161,546,320 ordinary shares were issued for a cash amount (par value plus share premium) of EUR 1,302 million.

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

Since the Group obtained control over Sovereign at the end of January 2009, the Group’s consolidated income statement for 2009 included substantially all the losses generated by Sovereign in the year (EUR 25 million).

ii. Acquisition of Real Tokio Marine Vida e Previdência

In March 2009 the Group in Brazil acquired the 50% of the insurance company Real Seguros Vida e Previdência (formerly Real Tokio Marine Vida e Previdência) that it did not already own from Tokio Marine for BRL 678 million (EUR 225 million).

iii. General Electric Money and Interbanca

The first quarter of 2009 saw the completion of the agreement reached by Banco Santander and GE in March 2008 whereby Banco Santander would acquire the units of GE Money in Germany (already acquired in the fourth quarter of 2008), Finland and Austria and its card (Santander Cards UK Limited) and vehicle financing units in the UK, and GE Commercial Finance would acquire Interbanca, an entity specialising in wholesale banking which was assigned to Banco Santander in the distribution of ABN AMRO’s assets. The initial goodwill arising from the acquisition of the GE business amounted to EUR 558 million at December 2009. The assets contributed by these units consisted mainly of loans and advances to customers and represent approximately 1% of the Group’s lending.

iv. Banco de Venezuela, S.A., Banco Universal

On May 22, 2009, Banco Santander announced that it had reached an agreement in principle for the sale of its stake in Banco de Venezuela, S.A., Banco Universal to the Bolivarian Republic of Venezuela. On July 6, 2009 Banco Santander announced that it had closed the sale of the stake in Banco de Venezuela, S.A., Banco Universal to Banco de Desarrollo Económico y Social de Venezuela, a public institution of the Bolivarian Republic of Venezuela, for USD 1,050 million, of which USD 630 million were received in cash on that date and the remainder was received before the end of 2009. This sale did not have a material impact on the Group’s consolidated income statement for 2009.

v. Triad Financial Corporation

In June 2008 Banco Santander’s executive committee authorized the acquisition by Santander Consumer USA Inc. (formerly Drive Consumer USA Inc.) of the vehicle purchase loan portfolio and an Internet-based direct loan platform (roadloans.com) belonging to the US group Triad Financial Corporation. The acquisition price, USD 615 million, was determined on the basis of an analysis of each individual loan. In July 2009 the aforementioned executive committee authorized Santander Consumer USA Inc. to acquire Triad Financial SM Inc, with its remaining portfolio for USD 260 million.

vi. Banco Santander (Brasil) S.A.

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

In 2009 Santander Group’s net gains from the placement amounted to EUR 1,499 million.

In the third quarter of 2010 the Group sold 2.616% of Santander Brasil’s share capital. The sale price amounted to EUR 867 million, which gave rise to increases of EUR 162 million in Reserves and EUR 790 million in Non-controlling interests, and a decrease of EUR 85 million in Valuation adjustments—Exchange differences.

vii. Acquisition of 75% of AIG Bank Polska Spólka Akcyina

On June 8, 2010, Santander Consumer Bank S.A. (Poland) carried out a capital increase through the issue of 1,560,000 new shares, fully subscribed by AIG Consumer Finance Group Inc., through a non-monetary contribution of 11,177,088 shares of AIG Bank Polska Spólka Akcyina, representing 99.92% of its share capital. The capital increase amounted to PLN 452 million (approximately EUR 109 million at the transaction date).

Following this capital increase, the ownership interest held by the Group in Santander Consumer Bank, S.A. (Poland) was diluted to 70% of the share capital.

viii. Sale of James Hay Holdings Limited

On March 10, 2010, Santander Private Banking UK Limited completed the sale of James Hay Holdings Limited (including its five subsidiaries) through the transfer of all the shares of James Hay Holdings Limited to IFG UK Holdings Limited, a subsidiary of the IFG Group, for a total of GBP 39 million.

ix. Sale of Companhia Brasileira de Soluções e Serviços

In July 2010 the agreement entered into with Banco do Brasil S.A. and Banco Bradesco S.A. for the sale to these two entities of Santander Group’s ownership interest in Companhia Brasileira de Soluções e Serviços-CBSS (15.32% of the share capital) was executed. The sale price was approximately EUR 88.9 million, giving rise to a gain of EUR 80 million, which was recognized under Gains/(losses) on disposal of assets not classified as non-current assets held for sale (EUR 33 million net of tax and non-controlling interests) in the consolidated income statement for 2010.

x. Purchase of 24.9% of Grupo Financiero Santander, S.A. B de C.V.

On June 9, 2010, Banco Santander announced that it had entered into an agreement with Bank of America whereby it would acquire the 24.9% ownership interest that the latter held in Grupo Financiero Santander S.A. B de C.V. for USD 2,500 million. The transaction, which was completed in the third quarter of 2010, gave rise to a decrease in the balances of Non-controlling interests and Reserves of EUR 1,177 million and EUR 843 million, respectively. Following the transaction, Santander’s ownership interest in Grupo Financiero Santander S.A. B de C.V. stands at 99.9%.

xi. Bid for Santander BanCorp

The bid launched by Administración de Bancos Latinoamericanos Santander, S.L. (Ablasa), a wholly-owned subsidiary of Santander, for the portion of the share capital of Santander BanCorp (Puerto Rico) that it did not control, ended on July 22, 2010. Shareholders owning 7.8% of the shares accepted the offer and, therefore, following the transaction Ablasa held 98.4% of the total share capital of Santander BanCorp.

Ablasa acquired the remaining shares through a transaction performed in Puerto Rico on July 29, 2010 known as a short form merger, whereby the shares held by the shareholders who did not accept the bid were redeemed and these shareholders received in exchange the same amount in cash that was paid in the bid (USD 12.69 per share), without interest and net of any applicable tax withholding.

The transaction totalled approximately USD 56 million (EUR 44 million), which gave rise to a decrease of EUR 45 million in Non-controlling interests and an increase of EUR 1 million in Reserves.

After the short form merger was completed, Santander BanCorp is now a wholly-owned subsidiary of Banco Santander. Its shares are no longer listed on the New York and Latibex stock exchanges and it is no longer required to file certain periodic information with the US Securities and Exchange Commission.

xii. Agreement with Skandinaviska Enskilda Banken (SEB Group) for the acquisition of its commercial banking business in Germany

On July 12, 2010, the Santander Group announced the agreement with Skandinaviska Enskilda Banken (SEB Group) for the purchase by the German subsidiary Santander Consumer Bank AG of the SEB Group’s commercial banking business in Germany. As a result of the acquisition of this business, which comprises 173 branches and provides services to a million customers, the number of Santander Consumer Bank branches in Germany almost doubled and the Group’s headcount increased by approximately 2,200. The transaction was completed on January 31, 2011 once the relevant regulatory approvals had been obtained, for EUR 494 million, subject to such adjustments as might arise after the review of the net assets acquired.

The detail of the provisional fair values of the identifiable assets acquired and liabilities assumed at the acquisition date, the cost of the investment and the goodwill is as follows:

Millions of euros
Cash and balances with central banks	61
Loans and receivables – loans and advances to customers (*)	8,202
Tangible assets	8
Other assets	82

Total assets	8,353

Deposits from credit institutions	710
Customer deposits	4,486

Marketable debt securities and Other financial liabilities	2,467
Provisions (**)	299
Other liabilities	42

Total liabilities	8,004

Net asset value	349

Non-controlling interests	—

Cost of investment	494

Goodwill at February 1, 2011 (***)	145

(*)	Of which approximately 83% relate to mortgage loans and the remainder to consumer loans. EUR 126 million of additional impairment losses were considered in estimating the fair value of the loans acquired.
(**)	Of which approximately EUR 66 million relate to provisions for pensions and EUR 103 million to other provisions.
(***)	Belongs to the Santander Consumer Holding GmbH cash-generating unit.

The acquired business contributed a loss of EUR 58 million to pre-tax profit for 2011.

xiii. Acquisition of Bank Zachodni WBK, S.A.

On February 7, 2011, the Group announced the preparation in Poland of a takeover bid for all the shares of the Polish company Bank Zachodni WBK, S.A. (“BZ WBK”), which Allied Irish Bank (“AIB”), owner of 70.36% of BZ WBK, was obliged to accept, by virtue of the agreement entered into with Banco Santander in September 2010.

On February 18, 2011, notification of non-opposition to the Group’s acquisition of a significant holding was received from the financial regulator in Poland -KNF.

On April 1, 2011, the Group acquired 69,912,653 shares of Bank Zachodni WBK, S.A. representing 95.67% of the capital of this entity. The purchase of the aforementioned shares gave rise to a disbursement of EUR 3,987 million. Also, as had already been announced, on the same date Santander acquired the 50% ownership interest held by AIB in Bank Zachodni WBK Asset Management, S.A. for EUR 174 million in cash. Subsequently, based on the terms and conditions of the takeover bid, certain non-controlling shareholders of BZ WBK opted to sell their shares. As a result, the Group acquired 421,859 additional shares for EUR 24 million.

At the date of formal preparation of these consolidated financial statements, the Group had allocated the fair value of the identifiable assets acquired and liabilities assumed on a provisional basis. This analysis will be concluded, in any case, by the deadline of twelve months after the acquisition date permitted by the applicable standard.

Following is the detail of the provisional fair values of the identifiable assets acquired and liabilities assumed at the acquisition date, the cost of the investment and the goodwill translated to euros at the exchange rate at the date of acquisition:

Millions of euros
Cash and balances with central banks	316
Loans and advances to credit institutions	386
Financial assets held for trading	691
Available-for-sale financial assets	3,422
Loans and receivables – loans and advances to customers (*)	8,346
Tangible assets	113
Intangible assets (**)	94
Other assets	226

Total assets	13,594

Customer deposits (***)	10,288
Deposits from credit institutions	797
Provisions	46
Other liabilities	464

Total liabilities	11,595

Net asset value	1,999

Non-controlling interests	(75)

Cost of investment	(4,185)

Goodwill at April 1, 2011	2,261

(*)	EUR 15 million of additional impairment losses were considered in provisionally estimating the fair value of the loans and receivables.
(**)	The provisional estimate identified a customer list amounting to approximately EUR 54 million.
(***)	In the provisional estimate customer deposits were reduced by approximately EUR 178 million.

At December 31, 2011, the Group held a total of 70,334,512 shares of Bank Zachodni WBK, S.A. (96.25%).

At December 31, 2011, Bank Zachodni WBK, S.A. had contributed a profit of EUR 207 million to the Group. Had the acquisition taken place on January 1, 2011, the profit contributed to the Group would have been approximately EUR 276 million.

xiv. Acquisition of Santander Banif Inmobiliario

On December 3, 2010, for purely commercial reasons, the Group decided to contribute resources to the Santander Banif Inmobiliario, F.I.I. property investment fund (“the Fund”) through the subscription of new units and the granting of a two-year liquidity guarantee in order to meet any outstanding redemption claims by the unitholders and to avoid winding up the Fund. The Group offered the unitholders of the Fund the possibility, before February 16, 2011, to submit new requests for the total or partial redemption of their units or for the total or partial revocation of any redemption requests that they had previously submitted and had not been met.

Redemptions from this Fund, managed by the Group entity Santander Real Estate, S.G.I.I.C. S.A., had been suspended for two years in February 2009, in accordance with the request filed with the Spanish National Securities Market Commission (CNMV), due to the lack of sufficient liquidity to meet the redemptions requested at that date, which were in excess of 10% of net assets.

On March 1, 2011, the Group paid the full amount of the redemptions requested by the Fund’s unitholders, i.e. EUR 2,326 million (93.01% of the Fund’s net assets), through the subscription of the related units by the Group at their redemption value at February 28, 2011.

The Group already had a non-controlling interest in the Fund and, therefore, following the aforementioned acquisition, the Group owns 95.54% of the Fund. Furthermore, the suspension of redemptions was lifted from said date and the Fund is operating normally.

At the date of formal preparation of these consolidated financial statements, the Group had allocated the fair value of the identifiable assets acquired and liabilities assumed on a provisional basis. This analysis will be concluded, in any case, by the deadline of twelve months after the acquisition date permitted by the applicable standard.

The detail of the provisional fair values of the identifiable assets acquired and liabilities assumed at the acquisition date, the cost of the investment and the goodwill is as follows:

Millions of euros
Cash and balances with central banks and Loans and advances to credit institutions	69
Loans and receivables	10
Tangible assets	2,756
Other assets	9

Total assets	2,844

Customer deposits	81
Deposits from credit institutions	245
Other liabilities	17

Total liabilities	343

Net asset value	2,501

Non-controlling interests	(112)

Cost of investment	(2,389)

Goodwill at March 1, 2011	—

At the reporting date no adjustments had been made to the fair value of the assets and liabilities acquired; however, it is considered that these adjustments, if any, will not be material since the Fund recognises its assets at net asset value.

At December 31, 2011, Santander Banif Inmobiliario F.I.I. had contributed a pre-tax loss of EUR 106 million to the Group.

xv. Chile

In 2011 the Group performed various sales of shares representing 9.72% of the share capital of Banco Santander Chile for a total of USD 1,241 million, which gave rise to increases of EUR 434 million in Group reserves and EUR 373 million in non-controlling interests. Following these transactions, the Group holds 67% of the share capital of Banco Santander Chile and it has undertaken not to reduce its percentage of ownership for one year.

xvi. Latam insurance companies

On February 22, 2011, Banco Santander and the insurance company Zurich Financial Services Group entered into an agreement to create a strategic alliance that will boost Santander Group’s bancassurance business in five key Latin American markets: Brazil, Chile, Mexico, Argentina and Uruguay.

Once the required authorisations had been obtained from the various regulators, in the fourth quarter of 2011 Zurich acquired, for EUR 1,044 million, 51% of the share capital of ZS Insurance América, S.L. (holding company for the Group’s insurance “factories” in Latin America), thereby gaining control over this company, and it has taken over management of the companies concerned. The agreement also provides for deferred payments based on the achievement of the business plan targets over the coming 25 years.

Following this transaction Santander retained 49% of the share capital of the holding company and entered into a distribution agreement for the sale of insurance products in each of the signatory countries for 25 years (see Note 13).

As a result of the aforementioned transaction, the Group recognized a gain of EUR 908 million (EUR 641 million net of the related tax effect) under Gains (losses) on disposal of assets not classified as non-current assets held for sale in the consolidated income statement for 2011 (see Note 49), of which EUR 233 million related to the measurement at fair value of the 49% ownership interest retained in this company.

xvii. SCUSA

In December 2011 Santander Consumer USA Inc. (SCUSA) increased capital by USD 1,158 million, of which USD 1,000 million were paid by Sponsor Auto Finance Holdings Series LP (Auto Finance Holdings) -an investee of funds controlled by Warburg Pincus LLC, Kohlberg Kravis Roberts & Co. L.P. and Centerbridge Partners L.P.-, and the remainder by DDFS LLC (DDFS) -a company controlled by Thomas G. Dundon, the Chief Executive Officer of SCUSA-. Following this capital increase, Auto Finance Holdings and Thomas G. Dundon (indirectly) held equity interests of approximately 24% and 11%, respectively, in SCUSA, while the Group’s equity interest therein is 65%.

Also, the Group has entered into an agreement with these shareholders which, inter alia, grants Auto Finance Holdings and DDFS representation on the board of directors of SCUSA and establishes a voting system whereby strategic, financial and operating decisions, as well as other significant decisions associated with the ordinary management of SCUSA, are subject to joint approval by Santander Group and the aforementioned shareholders and, accordingly, SCUSA is now controlled jointly by all the shareholders.

Also as provided for in the shareholders’ agreement, if SCUSA’s earnings for 2014 and 2015 exceed certain targets, SCUSA may be required to pay up to USD 595 million to Santander Holdings USA, Inc. (SHUSA). If SCUSA’s earnings do not surpass those targets in 2014 and 2015, SCUSA may be obliged to make a payment of up to that same amount to Auto Finance Holdings. At the date of the transaction, the Group’s directors considered that SCUSA would achieve the targets set for 2014 and 2015 and that it would therefore not have to make any significant payments to either of the aforementioned shareholders under the agreement.

Lastly, the shareholders’ agreement establishes that both Auto Finance Holdings and DDFS will be entitled to sell to SHUSA their ownership interests in the share capital of SCUSA at market value on the fourth, fifth and seventh anniversaries of completion of the transaction, unless a public offering of SCUSA shares has taken place prior to those dates. The agreement also provides for this same entitlement in the event of a situation of impasse in relation to any of the matters subject to joint approval by the general meeting or the board of directors of SCUSA.

Following this transaction Santander Group holds a 65% ownership interest in SCUSA and controls this company jointly with the aforementioned shareholders (see Note 13).

As a result of the aforementioned transaction, the Group recognized a gain of EUR 872 million under Gains (losses) on disposal of assets not classified as non-current assets held for sale (see Note 49), of which EUR 649 million related to the measurement at fair value of the 65% ownership interest retained in this company.

The fair value of SCUSA was determined using comparable market data, recent transactions and discounted cash flow analyses, taking into account contingent payments.

xviii. Metrovacesa

On February 20, 2009, certain credit institutions, including the Bank and Banesto, entered into an agreement for the restructuring of the debt of the Sanahuja Group, whereby these credit institutions received, as dation in payment for this group’s debts, shares representing 54.75% of the share capital of Metrovacesa. The aforementioned agreement also envisaged the acquisition by the creditor entities of an additional 10.77% of the share capital of Metrovacesa, which gave rise to an additional disbursement of EUR 214 million for the Group, and other conditions concerning the administration of this company.

Following the execution of the agreement, Santander Group had an ownership interest of 23.63% in Metrovacesa, S.A., of which a 5.38% stake was subject to a four-year call option.

In 2009 and 2010 the Group recognized impairment losses on this investment, the carrying amount of which at December 31, 2010 was EUR 402 million.

On March 17, 2011, the creditor entities that had been party to the aforementioned restructuring agreement entered into a new capitalisation and voting agreement relating to Metrovacesa, subject to certain conditions precedent, including the performance by Metrovacesa of a capital increase through monetary contributions and the conversion of debt into capital, whereby the creditor entities taken as a whole would convert approximately EUR 1,360 million of Metrovacesa’s financial debt into capital, the Group’s share of which would be EUR 492 million.

On June 28, 2011, the shareholders at the annual general meeting of Metrovacesa resolved to approve the aforementioned capital increase, subject to certain conditions precedent such as the Spanish National Securities Market Commission (CNMV) releasing the Group from the obligation to launch a takeover bid for all of the share capital, since the transaction might raise the Group’s holding in the share capital of Metrovacesa above 30%. This release was granted on July 6, 2011.

Following the performance of the aforementioned capital increase, the Group now owns 34.88% of the shares of Metrovacesa. This ownership interest is recognized under Investments in the consolidated balance sheet and is accounted for using the equity method (see Note 13).

xix. Agreement to purchase Royal Bank of Scotland branch offices

In August 2010 Santander UK plc announced that it had entered into an agreement to acquire the portion of the banking business carried on by Royal Bank of Scotland (RBS) through its branches in England and Wales and the NatWest network in Scotland, as well as certain SME and corporate banking centres. The acquisition is currently in progress and is expected to be completed in the fourth quarter of 2012, once the necessary approvals have been obtained and certain other conditions have been met.

xx. Colombia

In December 2011 the Group entered into an agreement with the Chilean group Corpbanca for the sale of its ownership interests in Banco Santander Colombia S.A. and other business subsidiaries in Colombia.

The sale is subject to the obtainment of the regulatory authorisations from the competent authorities and the delisting of the shares of Banco Santander Colombia S.A. This transaction is expected to be completed in the first half of 2012.

*    *    *     *     *

The cost, total assets and gross income of the other consolidated companies acquired and disposed of in the last three years were not material with respect to the related consolidated totals.

c)	Off-shore entities

The Group currently has 15 subsidiaries resident in off-shore territories which are not considered tax havens according to the list published by the OECD in December 2011.

At present 2 of these subsidiaries are in liquidation, and the liquidation of a further 4 subsidiaries, all of which are scantly active or inactive, is expected to commence in 2012.

Following the above-mentioned planned disposals, the Group will have a total of 9 off-shore subsidiaries. These entities have 180 employees, located mainly in Jersey and the Isle of Man, and are classified by activity as detailed below:

i. Operating subsidiaries engaging in banking or financial activities or in services:

•	Abbey National International Limited in Jersey, which engages in remote banking for British customers not resident in the UK, who are offered traditional savings products.

•	Alliance & Leicester International Limited, a bank located in the Isle of Man, which focuses on attracting funds through savings accounts and deposits.

ii. Scantly active, inactive or mere asset holding subsidiaries:

•	Serfin International Bank and Trust, Limited (Cayman Islands), an inactive bank.

•	Whitewick Limited (Jersey), an inactive company.

iii. Issuing companies

The Group has five issuing companies located in the following jurisdictions:

Issuers of preference shares:

•	Banesto Holdings, Ltd. (Guernsey)

•	Totta & Açores Financing, Limited (Cayman Islands)

Issuers of debt:

•	Santander Central Hispano Financial Services, Ltd. (Cayman Islands)

•	Santander Central Hispano International, Ltd. (Cayman Islands)

•	Santander Central Hispano Issuances, Ltd. (Cayman Islands)

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

The banks and companies, whose activities are detailed above, contributed a profit of approximately EUR 23 million to the Group’s consolidated profit in 2011.

Additionally, the Group has four branches, three located in the Cayman Islands and one in the Isle of Man (disposal of this last-mentioned branch is scheduled to begin in 2012). These branches report to, and consolidate their balance sheets and income statements with, their respective parents.

Spain is expected to enter into an information exchange agreement with the Cayman Islands, as a result of which this country will cease to have the status of a tax haven for the purposes of Spanish legislation. Once this agreement becomes effective, the Group will have four subsidiaries resident for tax purposes in off-shore territories, namely the Isle of Man, Jersey and Guernsey. Although it is possible that agreements will also be entered into with these last-mentioned jurisdictions, it should be noted that, according to the list published by the OECD, none of these three jurisdictions is considered a tax haven.

Also, the Group controls, from Brazil, a securitization special-purpose vehicle in the Cayman Islands, called Brazil Foreign Diversified Payment Rights Finance Company, and it manages a protected cell company in Guernsey, called Guaranteed Investment Product 1 PCC, Ltd. Additionally, the Group has, directly or indirectly, various financial investments located in tax havens including, inter alia, Asiabridge Fund I LLC in Mauritius, The HSH Coinvest (Cayman) Trust B in the Cayman Islands, Olivant Limited in Guernsey and JC Flowers III in the Cayman Islands.

The Group has five subsidiaries domiciled in off-shore territories that are not considered to be off-shore entities since they are resident for tax purposes in, and operate exclusively from, the UK.

The Group also has six subsidiaries and one branch located in the Bahamas (three of which engage in banking activities) and it has financial investments in this country, which ceased to be considered a tax haven for the purposes of Spanish legislation as a result of the entry into force in August 2011 of the information exchange agreement entered into between the Kingdom of Spain and the Commonwealth of The Bahamas. These subsidiaries contributed a profit of approximately EUR 146 million to the Group’s consolidated profit in 2011.

Also, in July 2011 the Spain-Panama international tax treaty came into force. The Group has a subsidiary in Panama that conducts a scant banking activity.

Lastly, Singapore and Hong Kong, where the Group has one subsidiary and two branches, ceased to be considered off-shore centres following the international tax treaties entered into with Spain in 2011.

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

The distribution of the Bank’s net profit for 2011 that the board of directors will propose for approval by the shareholders at the annual general meeting is as follows:

Millions of euros
Distribution of dividends already paid prior to the annual general meeting -EUR 1,141 million- and acquisition, with a waiver of exercise, of bonus share rights from the shareholders which, under the Santander Dividendo Elección programme, opted to receive in cash remuneration equivalent to the second interim dividend -EUR 287 million- and from the shareholders which are expected to opt to receive in cash remuneration equivalent to the third interim dividend -EUR 142 million- and the final dividend -EUR 267 million-:	1,837

Of which:
Distributed at December 31, 2011 (*)	1,570
Final dividend for 2011 (**)	267

To legal reserve	34
To voluntary reserves	280

Net profit for the year	2,151

(*)	Recognized under Shareholders’ equity—Dividends and remuneration. Includes an estimate of the requests to receive cash in the remuneration equivalent to the third interim dividend.
(**)	If the amount used to acquire rights from shareholders which opt to receive in cash remuneration equivalent to the final dividend is less than the amount indicated, the difference will be automatically allocated to increase voluntary reserves. Otherwise, the difference will reduce the amount allocated to increase voluntary reserves.

In addition to the EUR 1,837 million indicated above, EUR 1,695 million in shares (including those expected to be requested as remuneration equivalent to the third interim dividend) were allocated to the remuneration of shareholders under the shareholder remuneration scheme (Santander Dividendo Elección) approved by the shareholders at the annual general meeting held on June 17, 2011, whereby the Bank offered shareholders the possibility to opt to receive an amount equivalent to the second and third interim dividends out of 2011 profit in cash or new shares. For these purposes, the executive committee of Banco Santander resolved, at its meeting held on November 2, 2011, and it is expected that on January 31, 2012 it will resolve, on expiry of the acceptance period for the Santander Dividendo Elección programme for the third interim dividend, to carry out capital increases with a charge to voluntary reserves arising from unappropriated profits as approved by the shareholders at the annual general meeting of June 17, 2011 (see Note 31).

Similarly, on December 19, 2011, the board of directors resolved to propose to the shareholders at the Bank’s general meeting to be held in March 2012 that they adopt a resolution to increase capital in order to offer the option of receiving an amount equivalent to the final dividend for 2011 in cash or in shares. The Bank’s directors consider that 86% of shareholders will request remuneration in shares and, therefore, it is anticipated that the shareholders will be paid approximately EUR 267 million in cash and EUR 1,728 million in shares.

The provisional accounting statements prepared by the Bank pursuant to legal requirements evidencing the existence of sufficient funds for the distribution of the interim dividends were as follows:

	Millions of euros
	05/31/11	09/30/11	12/31/11		12/31/11
	First	Second	Third (*)		Fourth (*)
Profit after tax	1,256	1,625	2,151		2,151
Dividends paid	—	(1,141)	(1,428)		(1,570)

	1,256	484	723		581

Interim dividends in cash and amount relating to the acquisition, with a waiver of exercise, of bonus share rights from shareholders under the Santander Dividendo Elección programme	1,141	287	142	(**)	267	(**)

Cumulative amount	1,141	1,428	1,570		1,837

Date of payment	01/08/11	01/11/11	01/02/12		01/05/12

(*)	Dividends not paid at December 31, 2011.
(**)	Calculated on the basis of an 86% acceptance rate

The board of directors will propose to the shareholders at the annual general meeting that remuneration of approximately EUR 0.60 per share be paid for 2011.

b)	Earnings per share from continuing and discontinued operations

i. Basic earnings per share

Basic earnings per share are calculated by dividing the net profit attributable to the Group by the weighted average number of ordinary shares outstanding during the year, excluding the average number of treasury shares held in the year.

Accordingly:

	12/31/11	12/31/10	12/31/09
Profit attributable to the Group (millions of euros)	5,351	8,181	8,942
Profit (Loss) from discontinued operations (net of non-controlling interests) (millions of euros)	(24)	(27)	27
Profit from continuing operations (net of non-controlling interests) (millions of euros)	5,375	8,208	8,915

Weighted average number of shares outstanding	8,408,973,592	8,210,983,846	8,075,814,950
Assumed conversion of convertible debt	483,059,180	475,538,339	478,409,443

Adjusted number of shares	8,892,032,772	8,686,522,185	8,554,224,393

Basic earnings per share (euros)	0.60	0.94	1.04

Basic earnings per share from discontinued operations (euros)	(0.00)	(0.00)	0.00

Basic earnings per share from continuing operations (euros)	0.60	0.94	1.04

ii. Diluted earnings per share

In calculating diluted earnings per share, the amount of profit attributable to ordinary shareholders and the weighted average number of shares outstanding, net of treasury shares, are adjusted to take into account all the dilutive effects inherent to potential ordinary shares (share options).

Accordingly, diluted earnings per share were determined as follows:

	12/31/11	12/31/10	12/31/09
Profit attributable to the Group (millions of euros)	5,351	8,181	8,942
Profit (Loss) from discontinued operations (net of non-controlling interests) (millions of euros)	(24)	(27)	27
Profit from continuing operations (net of non-controlling interests) (millions of euros)	5,375	8,208	8,915
Dilutive effect of changes in profit for the year arising from potential conversion of ordinary shares	—	—	—
Weighted average number of shares outstanding	8,408,973,592	8,210,983,846	8,075,814,950
Assumed conversion of convertible debt	483,059,180	475,538,339	478,409,443
Dilutive effect of options/rights on shares	64,715,094	57,607,691	59,108,134

Adjusted number of shares	8,956,747,866	8,744,129,876	8,613,332,527

Diluted earnings per share (euros)	0.60	0.94	1.04

Diluted earnings per share from discontinued operations (euros)	(0.00)	(0.00)	0.00

Diluted earnings per share from continuing operations (euros)	0.60	0.94	1.04

5.	Remuneration and other benefits paid to the Bank’s directors and senior managers

a)	Remuneration of directors

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

The amount set by the board of directors for 2011, calculated pursuant to the aforementioned Article 58 of the Bylaws, was 0.275% of the Bank’s profit for 2011 (2010: 0.183% in like-for-like terms).

At the proposal of the appointments and remuneration committee, the directors at the board meeting held on December 19, 2011 resolved to reduce the annual emolument for 2011 by 6% with respect to the amounts paid out of the profits for 2010.

Hence, the amounts received individually by each board member in 2011 and 2010 based on the positions held by them on the board and their membership of the board committees were as follows:

	Euros
	2011	2010
Members of the board of directors	99,946	106,326
Members of the executive committee	200,451	213,246
Members of the audit and compliance committee	46,530	49,500
Members of the appointments and remuneration committee	27,918	29,700
First and fourth deputy chairmen	33,502	35,640

Furthermore, the directors receive fees for attending board and committee meetings, excluding executive committee meetings, since no attendance fees are received for this committee.

The amounts of the fees for attending the meetings of the board of directors and of the board committees (excluding the executive committee) were the same in 2011 as in 2010, in accordance with the proposal made by the appointments and remuneration committee at its meeting on December 14, 2010 and approved by the directors at the board meeting on December 20, 2010. These attendance fees were approved by the directors at the board meeting held on December 17, 2007 in the following amounts:

•	Board of directors: EUR 2,540 for resident directors and EUR 2,057 for non-resident directors.

•	Risk committee and audit and compliance committee: EUR 1,650 for resident directors and EUR 1,335 for non-resident directors.

•	Other committees: EUR 1,270 for resident directors and EUR 1,028 for non-resident directors.

ii. Salaries

The fixed salary remuneration of the executive directors for 2011 and 2010 approved by the board at the proposal of the appointments and remuneration committee was as follows:

	Thousands of euros
	2011	2010
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	1,344	1,344
Mr. Alfredo Sáenz Abad	3,703	3,703
Mr. Matías Rodríguez Inciarte	1,710	1,710
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea	1,962	1,353
Mr. Francisco Luzón López (*)	1,656	1,656
Mr. Juan Rodríguez Inciarte	987	987

Total	11,362	10,753

(*)	Retired from the board on January 23, 2012.

The maximum variable remuneration of the executive directors for 2011 and 2010 approved by the board at the proposal of the appointments and remuneration committee was as follows:

	Thousands of euros
	2011	2010
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	2,825	3,263
Mr. Alfredo Sáenz Abad	7,019	8,107
Mr. Matías Rodríguez Inciarte	3,568	4,122
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea (*)	2,667	3,871
Mr. Francisco Luzón López	3,717	4,294
Mr. Juan Rodríguez Inciarte	2,082	2,405

Total	21,879	26,062

(*)	The reference bonus projected for 2011 was revised in the case of Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea in order to reflect the assumption by her of new responsibilities as chief executive officer of Santander UK. The variable remuneration of EUR 2,667 thousand corresponds to 69% of the reference bonus for 2011, which amounted to EUR 3,871 thousand. Considering the amount agreed for the aforementioned director in 2010 for discharging her previous duties -EUR 2,871 thousand- the reduction would have been 7.1%.

The amounts shown in the foregoing table reflect the maximum total variable remuneration allocated to the executive directors for each year. These amounts include both the cash-based and share-based variable remuneration (according to the plans agreed in each year) and both the remuneration payable immediately and that which, as the case may be, is payable following a deferral period.

In recent years the Group has adapted its remuneration policy to the new requirements and best practices, increasing the variable remuneration to be deferred and paid in shares, rather than in cash. The following table shows a breakdown of the variable remuneration:

	Thousands of euros
	2011 (1)		2010 (2)
	Immediate payment	Deferred payment	Immediate payment		Deferred payment
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	1,130	1,695	1,682		1,581
Mr. Alfredo Sáenz Abad	2,808	4,212	3,351		4,756
Mr. Matías Rodríguez Inciarte	1,427	2,141	1,994		2,128
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea	1,067	1,600	1,980	(3)	1,891	(3)
Mr. Francisco Luzón López	1,487	2,230	2,146		2,148
Mr. Juan Rodríguez Inciarte	833	1,249	1,304		1,101

Total	8,752	13,127	12,457		13,605

(1)	The first cycle of the deferred conditional variable remuneration plan was approved in 2011, whereby payment of a portion of the variable remuneration for 2011 amounting to EUR 13,127 thousand will be deferred over three years for it to be paid, where appropriate, in three equal portions, 50% in cash and 50% in Santander shares, provided that the conditions for entitlement to the remuneration are met. Similarly, the portion of the variable remuneration that is not deferred (immediate payment) will be paid 50% in cash and 50% in shares.
(2)	At the annual general meeting on June 11, 2010, the shareholders approved the first cycle of the deferred conditional delivery share plan, whereby payment of a portion of the variable remuneration for 2010 amounting to EUR 6,363 thousand was deferred over three years and will be paid, where appropriate, in three equal portions and in shares, provided that the conditions for entitlement to the remuneration are met. The deferred payment amount also includes a valuation of the executive directors’ share in plan PI13 (EUR 6,496 thousand) and the share held by Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea in Banesto’s third long-term incentive plan (EUR 286 thousand).
(3)	The amounts detailed relate to the reference bonus projected for 2011 in order to reflect the assumption of new responsibilities by Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea as chief executive officer of Santander UK. Had the amount agreed for this director in 2010 for discharging her previous duties been considered –EUR 2,871 thousand-, the immediate payment and deferred payment amounts for 2010 would have been EUR 1,440 thousand and EUR 1,431 thousand, respectively.

The amounts relating to the variable share-based remuneration reflect the equivalent value, at the agreement date, of the maximum number of shares that may be received by the directors for their participation in the various plans. The number of shares that each director will actually receive on expiry of each plan will depend on the director’s compliance with the conditions for entitlement thereto (see Note 5.e).

iii. Detail by director

The detail, by Bank director, of the foregoing remuneration for 2011 is provided below. The salaries of the executive directors disclosed in the table below relate to the maximum amounts approved by the board of directors as period remuneration, regardless of the actual year of payment and of any amounts paid to the directors under the agreed deferred remuneration scheme. Note 5.e) below includes disclosures on the shares delivered by virtue of the deferred remuneration schemes in place in previous years the conditions for delivery of which were met in the related years.

	Thousands of euros
Directors	2011														2010
	Bylaw-stipulated emoluments						Salaries of executive directors						Other remuneration (b)	Total	Total
	Annual emolument				Attendance fees
	Board	Executive Committee	Audit and compliance committee	Appointments and remuneration committee	Board	Other fees	Fixed remuneration	Variable - Immediate payment		Variable - Deferred payment (a)		Total

								In cash	In shares	In cash	In shares
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	100	200	—	—	30	4	1,344	565	565	847	847	4,168	1	4,505	4,959
Mr. Fernando de Asúa Álvarez	133	200	47	28	30	186	—	—	—	—	—	—	—	625	654
Mr. Alfredo Sáenz Abad	100	200	—	—	30	4	3,703	1,404	1,404	2,106	2,106	10,723	548	11,604	12,635
Mr. Matías Rodríguez Inciarte	100	200	—	—	33	163	1,710	714	714	1,071	1,071	5,280	239	6,015	6,569
Mr. Manuel Soto Serrano	133	—	47	28	30	36	—	—	—	—	—	—	—	274	279
Assicurazioni Generali, SpA.(1)	96	—	—	—	12	—	—	—	—	—	—	—	—	108	139
Mr. Antonio Basagoiti García-Tuñón	100	200	—	—	33	158	—	—	—	—	—	—	7	498	510
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea	100	200	—	—	28	1	1,962	534	534	800	800	4,630	51	5,010	5,592	(c)
Mr. Francisco Javier Botín-Sanz de Sautuola y O’Shea (2)	100	—	—	—	30	—	—	—	—	—	—	—	—	130	131
Lord Burns (Terence)	100	—	—	—	19	—	—	—	—	—	—	—	—	119	125
Mr. Vittorio Corbo Lioi (3)	45	—	—	—	8	—	—	—	—	—	—	—	—	53	—
Mr. Guillermo de la Dehesa Romero	100	200	—	28	33	15	—	—	—	—	—	—	—	377	390
Mr. Rodrigo Echenique Gordillo (4)	100	200	47	28	33	35	—	—	—	—	—	—	37	480	423
Mr. Antonio Escámez Torres	100	200	—	—	33	154	—	—	—	—	—	—	41	528	530
Mr. Ángel Jado Becerro de Bengoa (5)	100	—	—	—	33	—	—	—	—	—	—	—	—	133	72
Mr. Francisco Luzón López (6)	100	200	—	—	30	1	1,656	743	743	1,115	1,115	5,372	1,089	6,792	7,297
Mr. Abel Matutes Juan	100	—	47	—	30	21	—	—	—	—	—	—	—	198	197
Mr. Juan Rodríguez Inciarte	100	—	—	—	28	96	987	416	416	625	625	3,069	120	3,413	3,759
Mr. Luis Ángel Rojo Duque (7)	39	—	18	11	8	9	—	—	—	—	—	—	—	85	215
Mr. Luis Alberto Salazar-Simpson Bos	100	—	47	—	30	21	—	—	—	—	—	—	—	198	200
Ms. Isabel Tocino Biscarolasaga (8)	100	—	—	13	30	5	—	—	—	—	—	—	—	148	134

Total 2011	2,046	2,005	251	135	575	909	11,362	4,376	4,376	6,564	6,564	33,242	2,133	41,293	—

Total 2010	2,168	2,132	248	149	482	904	10,753	12,457	—	—	13,605	36,815	1,912	—	44,810

(1)	Retired from the board on October 24, 2011.
(2)	Amounts contributed to Marcelino Botín Foundation.
(3)	Board member since July 22, 2011.
(4)	Member of the audit and compliance committee since December 14, 2010.
(5)	Board member since June 11, 2010.
(6)	Retired from the board on January 23, 2012.
(7)	Deceased on May 24, 2011.
(8)	Member of the appointments and remuneration committee since July 21, 2011.
(a)	Maximum variable remuneration for the period approved by the board of directors, at the related meetings, for each of the directors.
(b)	Includes, inter alia, the life and medical insurance costs borne by the Group relating to Bank directors.
(c)	If the remuneration agreed for her previous duties were included, the resulting figure would be EUR 4,592 thousand and the total amount for 2010 would be EUR 43,810 thousand.

Following the amendment made by the Group in 2011 to its remuneration policy in order to adapt to the new European standards and recommendations on remuneration, the foregoing table was prepared including the maximum variable remuneration agreed for that year, regardless of the deferral of a portion thereof over several years and of the amount that will ultimately be received, since collection of the deferred amounts is subject to certain conditions being met. For comparison purposes, the figures for 2010 were prepared using consistent criteria.

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

		Thousands of euros
	Company	2011	2010
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	Shinsei Bank, Ltd.	—	—
Mr. Antonio Escámez Torres	Attijariwafa Bank Société Anonyme	—	10.0

		—	10.0

Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos ceased to discharge his duties as director of Shinsei Bank, Ltd. on June 23, 2009 and received compensation of EUR 73.1 thousand.

Also, in 2008, 2007, 2006 and 2005 Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos had received, in each year, options to acquire shares of Shinsei Bank, Ltd. (Shinsei), the detail being as follows: 10,000 shares at a price of JPY 416 each in 2008; 10,000 shares at a price of JPY 555 each in 2007; 25,000 shares at a price of JPY 825 each in 2006; and 25,000 shares at a price of JPY 601 each in 2005. At December 31, 2011, the market price of the Shinsei share was JPY 80 and, therefore, regardless of the stipulated exercise periods, the options granted in those years would not have given rise to any gains had they been exercised.

Furthermore, other directors of the Bank received a total of EUR 1,413 thousand in 2011 as members of the boards of directors of Group companies (2010: EUR 741 thousand), the detail being as follows: Lord Burns received EUR 600 thousand as non-executive chairman of the board of directors of the Group companies Santander UK plc and Alliance & Leicester plc.; Mr. Antonio Basagoiti García-Tuñón received EUR 375 thousand as non-executive chairman of the board of directors of Banesto and in bylaw stipulated directors’ fees; Mr. Matías Rodríguez Inciarte received EUR 42 thousand as a non-executive director of U.C.I., S.A. and Mr. Vittorio Corbo Lioi received EUR 107 thousand as a non-executive director of Banco Santander Chile and EUR 289 thousand for advisory services provided to that entity.

c)	Post-employment and other long-term benefits

In the event of pre-retirement or retirement, the executive directors have the right to receive a supplementary pension which may be externalised by the Bank.

In prior years the board of directors of the Bank resolved to change the contracts of the executive directors and the other members of the Bank’s senior management -the senior executives- granting them the right, on the date of retirement -or pre-retirement, as appropriate- to opt to receive the accrued pensions -or amounts similar thereto- in the form of an annuity or a lump sum, i.e. in one single payment, in full but not in part. The board also resolved that the senior executives who have not reached the retirement age may opt, after reaching the age of 60, and each year thereafter until the age of 64, to receive their accrued pensions in the form of a lump sum, which will be determined at the date of economic effect of exercising the option and which they (or their heirs, in the event of death) will be entitled to receive when they retire or are declared disabled; any person who exercises this option must undertake not to take pre-retirement, retire early or retire, in all cases at his/her own request, within two years from the exercise date. In order to maintain the financial neutrality for the Group, the amount to be received in the form of a lump sum by the commitment beneficiary at the date of retirement must be the aliquot part of the market value of the assets assigned to cover the mathematical provisions of the policy instrumenting these commitments to senior executives at the date of economic effect of exercising the option. The senior executives who reach the age of 60 and, prior to the age of retirement, do not opt to receive their accrued pensions as a lump sum, and who are still in service on reaching the age of retirement -or who at the date of the contract entered into have passed the age of retirement- must state whether they wish to opt for this form of benefit. The exercise of this option will mean, in all cases, that no further pension benefit will accrue and, from the date of economic effect of exercising the option, the lump sum to be received, which will be updated at the agreed-upon interest rate, will be fixed. Should the senior executive subsequently die whilst still in service and prior to retirement, the lump sum of the pension will correspond to his/her heirs. Lastly, the board of directors also regulated the impact of the deferral of the computable variable remuneration on the determination of the pension obligations (or similar amounts), in the form of an annuity or a lump sum, for pre-retirement, early retirement or normal retirement.

In 2009 Mr. Emilio Botín Sanz de Sautuola y García de los Ríos and Mr. Alfredo Sáenz Abad, who had passed the age of retirement, exercised the option to receive their respective accrued pensions as a lump sum on the date of effective retirement.

In 2010 Mr. Matías Rodríguez Inciarte, who had reached the age of 60, exercised the option to receive his accrued pension as a lump sum on the date of effective retirement.

The total balance of supplementary pension obligations assumed by the Group over the years to its current and retired employees, which is covered mostly by in-house provisions which amounted to EUR 9,045 million at December 31, 2011, includes the obligations to those who have been directors of the Bank during the year and who discharge (or have discharged) executive functions.

The following table provides information on the pension obligations assumed and covered by the Group in respect of the Bank’s executive directors:

	Thousands of euros
	2011		2010
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	25,400		25,029
Mr. Alfredo Sáenz Abad	87,758		86,620
Mr. Matías Rodríguez Inciarte	45,224		44,560
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea	31,856		31,329
Mr. Francisco Luzón López	63,608	(*)	55,950
Mr. Juan Rodríguez Inciarte	12,309		11,629

	266,155		255,117

(*)	The increase in his pension in 2011 is due to a change in his family situation.

Since the aforementioned option has been exercised, the amounts included in the foregoing table in respect of the directors Mr. Emilio Botín Sanz de Sautuola y García de los Ríos, Mr. Alfredo Sáenz Abad and Mr. Matías Rodríguez Inciarte are those relating to the aforementioned lump sums, and no further amounts will accrue to each of them in respect of pensions following the exercise of the aforementioned option. The lump sums are updated at the agreed-upon interest rate.

The other amounts in the foregoing table relate to the accrued present actuarial value of the future annual payments to be made by the Group. These amounts were obtained using actuarial calculations and cover the obligations to pay the respective pension supplements or lump sums. In the case of Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea, these supplements or lump sums were calculated as 100% of the sum of the fixed annual salary received at the date of effective retirement or, in her case, at the date of opting to receive the benefit in a lump sum plus 30% of the arithmetical mean of the last three variable salary payments received until that date. In addition, in the case of Mr. Francisco Luzón López, to the amount thus calculated will be added the amounts received by him in the year before retirement or pre-retirement or, where appropriate, at the date of opting to receive the benefit in a lump sum, in his capacity as a member of the board of directors or the committees of the Bank or of other consolidable Group companies and, in the case of Mr. Juan Rodríguez Inciarte, 100% of the gross fixed annual salary received at the date of effective retirement or, where appropriate, at the date of opting to receive the benefit in a lump sum.

On January 23, 2012, Mr. Francisco Luzón López took voluntary pre-retirement and resigned from his positions as director and executive vice president of the Bank and head of the Americas division, and opted to receive his accrued pre-retirement pension (EUR 2.8 million) as a lump sum. This amount, which is included in the figure shown in the foregoing table, will be paid to him as follows: EUR 2.5 million in 2012 and EUR 0.1 million each year in 2013, 2014 and 2015.

Mr. Francisco Luzón López retained his right to opt, on reaching retirement age, to receive his accrued retirement pension as an annuity or a lump sum -i.e., in one single payment- in full but not in part.

The Group also continues to have pension obligations to other directors amounting to EUR 39 million (December 31, 2010: EUR 40 million). The payments made in 2011 to the members of the board entitled to post-employment benefits amounted to EUR 2.6 million (2010: EUR 2.6 million).

Pension provisions recognized and reversed in 2011 amounted to EUR 7,826 thousand and EUR 886 thousand, respectively (2010: EUR 9,570 thousand and EUR 7,408 thousand, respectively).

d)	Insurance

The Group has taken out life insurance policies for the Bank’s directors, who will be entitled to receive benefits if they are declared disabled; in the event of death, the benefits will be payable to their heirs. The premiums paid by the Group are included in the Other remuneration column of the table shown in Note 5.a.iii above. Also, the following table provides information on the sums insured for the Bank’s executive directors:

	Thousands of euros
	2011	2010
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	—	—
Mr. Alfredo Sáenz Abad	11,108	11,108
Mr. Matías Rodríguez Inciarte	5,131	5,131
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea	988	1,403
Mr. Francisco Luzón López	9,934	9,934
Mr. Juan Rodríguez Inciarte	2,961	2,961

	30,122	30,537

Additionally, other directors have life insurance policies the cost of which is borne by the Group, the related insured sum being EUR 3 million at December 31, 2011 (2010: EUR 3 million).

e)	Deferred variable share-based remuneration systems

Following is a description of the various share delivery plans instrumenting the directors’ share-based deferred variable remuneration (see Note 47):

i) Performance share plan

This plan involves successive three-year cycles of share deliveries to the beneficiaries, as part of their variable remuneration for the year in which each cycle begins, so that each year one cycle will begin and, from 2009 onwards, another cycle will also end. Following the changes implemented in 2011 to the remuneration policy for the executive directors, the latter cease to be beneficiaries of the cycle approved in 2011 and of any successive cycles which are approved.

The table below shows the maximum number of options granted to each executive director in each cycle and the number of shares received in 2011 and 2010 under the I11 and I10 incentive plans (Plans I11 and I10), respectively. As established in these plans, the number of shares received was determined by the degree of achievement of the targets to which each plan was tied, and all plans fell short of the maximum number.

	Options at January 1, 2010	Options granted in 2010 (number)	Shares delivered in 2010 (number)	Options cancelled in 2010 (number)	Options at December 31, 2010	Shares delivered in 2011 (number)		Options cancelled in 2011 (number)	Options at December 31, 2011	Grant date	Share delivery deadline
Plan I10:
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	62,589	—	(56,825)	(5,764)	—	—		—	—	23/06/07	31/07/10
Mr. Alfredo Sáenz Abad	164,894	—	(149,707)	(15,187)	—	—		—	—	23/06/07	31/07/10
Mr. Matías Rodríguez Inciarte	79,627	—	(72,293)	(7,334)	—	—		—	—	23/06/07	31/07/10
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea (1)	41,835	—	(37,982)	(3,853)	—	—		—	—	23/06/07	31/07/10
Mr. Francisco Luzón López	67,029	—	(60,856)	(6,173)	—	—		—	—	23/06/07	31/07/10
Mr. Juan Rodríguez Inciarte (2)	64,983	—	(58,998)	(5,985)	—	—		—	—	23/06/07	31/07/10

	480,957	—	(436,661)	(44,296)	—	—		—	—

Plan I11:
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	68,848	—	—	—	68,848	59,209		(9,639)	—	21/06/08	31/07/11
Mr. Alfredo Sáenz Abad	189,628	—	—	—	189,628	163,080		(26,548)	—	21/06/08	31/07/11
Mr. Matías Rodríguez Inciarte	87,590	—	—	—	87,590	75,327		(12,263)	—	21/06/08	31/07/11
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea (1)	46,855	—	—	—	46,855	40,295	(3)	(6,560)	—	21/06/08	31/07/11
Mr. Francisco Luzón López	77,083	—	—	—	77,083	66,291		(10,792)	—	21/06/08	31/07/11
Mr. Juan Rodríguez Inciarte	50,555	—	—	—	50,555	43,477		(7,078)	—	21/06/08	31/07/11

	520,559	—	—	—	520,559	447,679		(72,880)	—

Plan I12:
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	82,941	—	—	—	82,941	—		—	82,941	19/06/09	31/07/12
Mr. Alfredo Sáenz Abad	228,445	—	—	—	228,445	—		—	228,445	19/06/09	31/07/12
Mr. Matías Rodríguez Inciarte	105,520	—	—	—	105,520	—		—	105,520	19/06/09	31/07/12
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea (1)	56,447	—	—	—	56,447	—		—	56,447	19/06/09	31/07/12
Mr. Francisco Luzón López (4)	92,862	—	—	—	92,862	—		—	92,862	19/06/09	31/07/12
Mr. Juan Rodríguez Inciarte	60,904	—	—	—	60,904	—		—	60,904	19/06/09	31/07/12

	627,119	—	—	—	627,119	—		—	627,119

Plan I13
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	—	82,941	—	—	82,941	—		—	82,941	11/06/10	31/07/13
Mr. Alfredo Sáenz Abad	—	228,445	—	—	228,445	—		—	228,445	11/06/10	31/07/13
Mr. Matías Rodríguez Inciarte	—	105,520	—	—	105,520	—		—	105,520	11/06/10	31/07/13
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea (1)	—	56,447	—	—	56,447	—		—	56,447	11/06/10	31/07/13
Mr. Francisco Luzón López (4)	—	92,862	—	—	92,862	—		—	92,862	11/06/10	31/07/13
Mr. Juan Rodríguez Inciarte	—	60,904	—	—	60,904	—		—	60,904	11/06/10	31/07/13

	—	627,119	—	—	627,119	—		—	627,119

(1)	Without prejudice to the Banesto shares corresponding to Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea by virtue of the various Banesto Share-Based Incentive Plans approved by the shareholders at the general meetings of Banesto.
(2)	Mr. Juan Rodríguez Inciarte was appointed as member of the board of directors in 2008. The data on his options include the options granted to him as an executive prior to his appointment as director.
(3)	In 2011 Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea received a further 10,786 Banesto shares relating to her participation in the Banesto Share-Based Incentive Plan approved by the shareholders at the annual general meeting of Banesto held on February 24, 2010.
(4)	Following his resignation on January 23, 2012, Mr. Francisco Luzón López lost his entitlement arising from his participation in these plans since he did not meet all the conditions stipulated for the shares to be received.

ii) Obligatory investment share plan

Pursuant to the obligatory investment share plan (see Note 47), and also as part of the deferred share-based variable remuneration for each period, the current executive directors acquired, prior to February 28, 2008, February 28, 2009 and February 28, 2010, the number of Bank shares shown in the table below, which involved an investment of EUR 1.5 million in 2008, EUR 0.8 million in 2009 and EUR 1.5 million in 2010. Executive directors who hold the shares acquired through the obligatory investment and remain in the Group’s employ for three years from the date on which the obligatory investment is made are entitled to receive the same number of Bank shares as that composing their initial obligatory investment.

The shareholders at the annual general meeting of June 19, 2009 introduced, for the third cycle, a requirement additional to that of remaining in the Group’s employ, which is that in the three-year period from the investment in the shares, none of the following circumstances should exist: (i) poor financial performance of the Group; (ii) breach by the beneficiary of the codes of conduct or other internal regulations, including, in particular, those relating to risks, where applicable to the executive in question; or (iii) material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards.

	Maximum number of shares to be delivered
	3rd cycle 2010-2012	2nd cycle 2009-2011	1st cycle 2008-2010
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	20,515	19,968	16,306
Mr. Alfredo Sáenz Abad	49,000	47,692	37,324
Mr. Matías Rodríguez Inciarte	25,849	25,159	20,195
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea (1)	18,446	16,956	13,610
Mr. Francisco Luzón López (2)	28,434	27,675	22,214
Mr. Juan Rodríguez Inciarte	15,142	14,738	14,617

	157,386	152,188	124,266

(1)	In accordance with the resolution adopted by the shareholders at the annual general meeting of Banco Santander held on June 23, 2007 and by the shareholders at the annual general meeting of Banesto held on June 27, 2007, the maximum number of Santander shares corresponding to Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea for the 2008-2010 cycle is that shown in the foregoing table. Also, the maximum number of shares corresponding to Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea for the 2009-2011 and 2010-2012 cycles as beneficiary of this plan is in line with the resolution adopted by the shareholders at the annual general meeting of Banco Santander held on June 21, 2008 and by the shareholders at the annual general meeting of Banesto held on February 24, 2010.
(2)	Following his resignation on January 23, 2012, Mr. Francisco Luzón López lost his entitlement to receive the shares relating to the second and third cycles of this plan since he did not meet all the conditions stipulated for the shares to be received.

Since the condition to retain the shares acquired in the first cycle and the additional requirement to stay in the Group for three years had been complied with, in March 2011 the gross number of shares detailed in the foregoing table accrued to the executive directors, which is equivalent to the number of shares initially acquired by them. Also, the shares relating to the second cycle will be delivered in February 2012, once compliance with the conditions for delivery thereof has been verified -holding the shares acquired and remaining in the Group’s employ-.

iii) Deferred conditional delivery share plan

At the annual general meeting held on June 11, 2010, the shareholders approved the first cycle of the deferred conditional delivery share plan, applicable to the variable remuneration for 2010 of the executive directors and executives and employees of Santander Group whose variable remuneration or annual bonus for 2010 generally exceeded EUR 300,000 (gross), with a view to deferring a portion of the aforementioned variable remuneration or bonus over a period of three years in which it will be paid, where appropriate, in Santander shares.

In addition to the requirement that the beneficiary remains in the Group’s employ, with the exceptions included in the plan regulations, the accrual of the share-based deferred remuneration is conditional upon none of the following circumstances existing, in the opinion of the board of directors, during the period prior to each of the deliveries: (i) poor financial performance of the Group; (ii) breach by the beneficiary of internal regulations, including, in particular, those relating to risks; (iii) material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in economic capital and the qualitative assessment of risk.

The share-based bonus will be deferred over three years and will be paid, where appropriate, in three instalments starting in the first year.

The number of shares allocated to each executive director for deferral purposes, and the shares relating to the first of the three deliveries envisaged under this plan, are as follows:

	Number of shares deferred on bonus for 2010	Number of shares to be delivered in 2012 (1st third)
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	94,345	31,448
Mr. Alfredo Sáenz Abad	312,450	104,150
Mr. Matías Rodríguez Inciarte	135,188	45,063
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea (*)	91,187	30,395
Mr. Francisco Luzón López (**)	154,981	51,660
Mr. Juan Rodríguez Inciarte	61,386	20,462

(*)	Shares of Banesto, as authorized by the shareholders of that entity at the annual general meeting of February 23, 2011.
(*)	On January 23, 2012, Mr. Francisco Luzón López took pre-retirement and resigned from his positions as director and head of the Americas division. In accordance with the plan regulations, Mr. Francisco Luzón López retains the right to receive, if appropriate, 51,660 shares in 2013 and 51,660 shares in 2014, subject to compliance with the conditions established in the plan for them to be received.

iv) Deferred conditional variable remuneration plan

The shareholders at the annual general meeting of June 17, 2011 approved the first cycle of the deferred conditional variable remuneration plan in relation to the variable remuneration or bonus for 2011 of the executive directors and certain executives (including senior management) and employees who assume risks, perform control functions or receive an overall remuneration which puts them on the same remuneration level as senior executives and employees who assume risks (all of them are referred to as identified staff in accordance with the Guidelines on Remuneration Policies and Practices approved by the Committee of European Banking Supervisors on December 10, 2010).

The purpose of this first cycle is to defer a portion of the variable remuneration or bonus of the beneficiaries thereof over a period of three years for it to be paid, where appropriate, in cash and in Santander shares; the other portion of the variable remuneration is also to be paid in cash and Santander shares, upon commencement of the cycle, in accordance with the rules set forth below.

The variable remuneration will be paid in accordance with the following percentages, based on the timing of the payment, and the group to which the beneficiary belongs (the “immediate payment percentage” identifies the portion of the bonus for which payment is not deferred, and the “deferred percentage” identifies the portion of the bonus for which payment is deferred):

	Immediate payment percentage	Deferred percentage
Executive directors	40%	60%
Division directors and other executives of the Group with a similar profile	50%	50%
Other executives subject to supervision	60%	40%

The payment of the deferred percentage of the bonus applicable in each case will be deferred over a period of three years and will be paid in thirds, within fifteen days following the anniversaries of the initial date in 2013, 2014 and 2015, 50% being paid in cash and 50% in shares, provided that the conditions listed below are met.

In addition to the requirement that the beneficiary remains in the Group’s employ, with the exceptions included in the plan regulations, the accrual of the deferred remuneration is conditional upon none of the following circumstances existing, in the opinion of the board of directors, and following a proposal of the appointments and remuneration committee during the period prior to each of the deliveries: (i) poor financial performance of the Group; (ii) breach by the beneficiary of internal regulations, including, in particular, those relating to risks; (iii) material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in the Group’s economic capital or risk profile.

On each delivery, the beneficiaries will be paid an amount in cash equal to the dividends paid for the amount deferred in shares and the interest on the amount deferred in cash.

The maximum number of shares to be delivered is calculated taking into account the amount resulting from applying the applicable taxes and the volume-weighted average prices for the 15 trading sessions prior to the date on which the board of directors approves the bonus for the Bank’s executive directors for 2011.

The number of Santander shares allocated to each executive director, distinguishing between those which have been delivered and those subject to a three-year deferral, is as follows:

	Maximum number of shares to be delivered
	Immediate payment	Deferred payment	Total
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	99,552	149,327	248,879
Mr. Alfredo Sáenz Abad	247,366	371,049	618,415
Mr. Matías Rodríguez Inciarte	125,756	188,634	314,390
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea	94,002	141,002	235,004
Mr. Francisco Luzón López (1)	130,996	196,494	327,490
Mr. Juan Rodríguez Inciarte	73,380	110,070	183,450

	771,052	1,156,576	1,927,628

(1)	On January 23, 2012, Mr. Francisco Luzón López took pre-retirement and resigned from his positions as director and head of the Americas division. In relation to his 2011 variable remuneration to be received in Santander shares, the board resolved, at the committee’s proposal, to deliver him 130,996 shares as an immediate payment. The deferred amount in shares for the remainder of the bonus will be paid, if appropriate, on the dates and under the conditions approved by the board (65,498 shares of the Bank in 2013, 2014 and 2015). Upon each delivery of shares and, therefore, subject to the same requirements, he will be paid an amount in cash equal to the dividends paid on those shares and, if the Santander Dividendo Elección programme is applied, the price offered by the Bank for the bonus share rights relating to the aforementioned shares.

f)	Loans

The Group’s direct risk exposure to the Bank’s directors and the guarantees provided for them are detailed below. These transactions were made on an arm’s-length basis or the related compensation in kind was charged:

	Thousands of euros
	2011			2010
	Loans and credits	Guarantees	Total	Loans and credits	Guarantees	Total
Mr. Alfredo Sáenz Abad	8	—	8	31	—	31
Mr. Matías Rodríguez Inciarte	1	—	1	14	—	14
Mr. Manuel Soto Serrano	1	—	1	2	—	2
Mr. Antonio Basagoiti García-Tuñón	12	1	13	36	1	37
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea	6	—	6	2	—	2
Mr. Javier Botín-Sanz de Sautuola y O’Shea	3	—	3	5	—	5
Mr. Rodrigo Echenique Gordillo	1,500	—	1,500	16	—	16
Mr. Antonio Escámez Torres	1,851	—	1,851	1,500	—	1,500
Mr. Angel Jado Becerro de Bengoa	3,004	—	3,004	3,002	—	3,002
Mr. Francisco Luzón López	11,670	—	11,670	9,230	—	9,230
Mr. Juan Rodríguez Inciarte	321	—	321	370	—	370
Mr. Luis Alberto Salazar-Simpson Bos	3	—	3	401	—	401
Ms. Isabel Tocino Biscarolasaga	322	—	322	30	—	30

	18,702	1	18,703	14,639	1	14,640

g)	Senior managers

Following is a detail of the maximum remuneration approved for the Bank’s executive vice presidents (*) in 2011 and 2010:

	Number of managers (1)	Thousands of euros
		Salaries								Other remuneration (4)	Total
			Variable - Immediate payment			Variable - Deferred payment
		Fixed	In cash		In shares	In cash	In shares		Total
2010	23	23,756	28,484		—	—	26,697	(2)	78,937	5,510	84,447
2011	22	23,095	12,584	(3)	12,584	12,584	12,584		73,431	7,887	81,318

(*)	Excluding executive directors’ remuneration, which is detailed above.

(1)

At some point in the year they occupied the position of executive vice president. The amounts reflect the remuneration for the full year regardless of the number of months in which the position of executive vice president was occupied.

(2)

At the annual general meeting on June 11, 2010, the shareholders approved the first cycle of the deferred conditional delivery share plan, whereby payment of a portion of the variable remuneration for 2010 amounting to EUR 11,482 thousand was deferred over three years and will be paid, where appropriate, in three equal portions and in shares, provided that the conditions for entitlement to the remuneration are met. Also, the deferred payment includes a valuation of the senior executives’ participation in plan PI13 (EUR 15,215 thousand).

(3)

The shareholders at the annual general meeting of June 17, 2011 approved the first cycle of the deferred conditional variable remuneration plan, whereby payment of a portion of the variable remuneration for 2011 amounting to EUR 25,168 thousand will be deferred over three years for it to be paid, where appropriate, in three equal portions, 50% in cash and 50% in Santander shares, provided that the conditions for entitlement to the remuneration are met. Similarly, the portion of the variable remuneration that is not deferred will be paid 50% in cash and 50% in shares.

(4)

Includes other remuneration items, such as life insurance premiums amounting to EUR 1,104 thousand (2010: EUR 1,034 thousand), Santander Brasil share options totalling EUR 1,463 thousand in 2011 and payments of termination or retirement benefits.

Following is a detail of the maximum number of Santander shares that the Bank’s executive vice presidents (excluding executive directors) were entitled to receive at December 31, 2011 and 2010 under the various plans then in force (see Note 47):

Maximum number of shares to be delivered	12/31/11		12/31/10
Plan I11	—		1,226,754
Plan I12	1,468,762	(1)	1,468,762
Plan I13	1,468,762	(2)	1,468,762
First cycle of obligatory investment	—		261,681
Second cycle of obligatory investment	452,994		508,764
Third cycle of obligatory investment	293,140		330,104
Deferred conditional delivery plan	1,496,628	(3)	1,496,628
Deferred variable remuneration plan	2,119,944	(4)	—

(1)	In addition, they are entitled to a maximum of 29,951 Banesto shares.
(2)	In addition, they are entitled to a maximum of 44,926 Banesto shares.
(3)	In addition, they are entitled to a maximum of 3,364 Banesto shares.
(4)	In addition, they are entitled to a maximum of 97,515 Santander Brasil shares.

In 2011 and 2010, since the conditions established in the related deferred share-based remuneration schemes from prior years had been met, the following number of Santander shares was delivered to the executive vice presidents:

Number of shares delivered	2011		2010
Plan I10	—		1,078,730
Plan I11	1,042,130	(1)	—
First cycle of obligatory investment	232,852		—

(1)	In addition, 14,975 Banesto shares were delivered.

The actuarial liability recognized in respect of post-employment benefits earned by the Bank’s executive vice presidents totalled EUR 267 million at December 31, 2011 (December 31, 2010: EUR 227 million). Settlements of EUR 47 million took place in 2010. The net charge to the consolidated income statement amounted to EUR 29 million in 2011 (2010: EUR 31 million). Additionally, the total sum insured under life and accident insurance policies relating to this group amounted to EUR 66 million at December 31, 2011 (December 31, 2010: EUR 61 million).

h)	Post-employment benefits to former directors and former executive vice presidents

The post-employment benefits paid and settlements made in 2011 to former directors of the Bank and former executive vice presidents amounted to EUR 7.9 million and EUR 7.8 million, respectively (2010: EUR 7.9 million and EUR 33 million, respectively).

The amounts recognized in the consolidated income statement for 2011 in connection with the Group’s pension and similar obligations to former directors of the Bank and former executive vice presidents were zero and a period provision of EUR 409 thousand, respectively (2010: release of EUR 173 thousand and a zero period provision, respectively).

Furthermore, Provisions—Provisions for pensions and similar obligations in the consolidated balance sheet at December 31, 2011 included EUR 78 million and EUR 120 million in respect of the post-employment benefit obligations to former directors of the Bank and former executive vice presidents, respectively (2010: EUR 82.3 million and EUR 116.8 million, respectively).

i)	Contract termination

The Bank has signed contracts with all its executive directors. The Bank’s executive directors have indefinite-term employment contracts. Executive directors whose contracts are terminated voluntarily or due to breach of duties are not entitled to receive any economic compensation. Under current conditions, if the contracts are terminated for reasons attributable to the Bank or due to objective circumstances (such as those affecting the executive directors’ functional and organic statute), the directors are entitled, at the date of termination of their employment relationship with the Bank, to the following:

•

In the cases of Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos and Mr. Alfredo Sáenz Abad, to retire and to receive the amounts relating to the accrued pensions in a lump sum (EUR 25,400 thousand and EUR 87,758 thousand, respectively), without any additional amounts accruing in respect of pensions from the effective date for economic purposes of exercise of the consolidation option referred to in Note 5.c.

Had Mr. Alfredo Sáenz Abad’s contract been terminated in 2009, he would have been able to choose between retiring or receiving severance pay equivalent to 40% of his fixed annual salary multiplied by the number of years’ service in banking, up to a maximum of ten times his fixed annual salary. However, Mr. Alfredo Sáenz Abad waived his right to receive this severance pay.

•

In the case of Mr. Matías Rodríguez Inciarte, to take pre-retirement and to receive the amount relating to the accrued pension in a lump sum (EUR 45,224 thousand), without any additional amounts accruing in respect of pensions from the effective date for economic purposes of exercise of the consolidation option referred to in Note 5.c.

At December 31, 2009, Mr. Matías Rodríguez Inciarte would have been entitled to take pre-retirement and to accrue annual pension supplements amounting to EUR 2,507 thousand.

•

In the case of Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea, pursuant to a change in her contract approved by the directors at the board meeting held on January 24, 2011, following the report of the appointments and remuneration committee, to take pre-retirement and to accrue a pension supplement. At December 31, 2011, the annual pension supplement would amount to EUR 2,557 thousand (December 31, 2010: EUR 2,556 thousand; December 31, 2009: EUR 1,841 thousand).

At December 31, 2009, Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea was entitled to receive a termination benefit amounting to five years’ annual fixed salary at the date of termination -EUR 6,472 thousand-, although this entitlement to termination benefit ceased as a result of the change in her contract.

•

In the case of Mr. Juan Rodríguez Inciarte, pursuant to a change in his contract approved by the directors at the board meeting held on January 24, 2011, following the report of the appointments and remuneration committee, to take pre-retirement and to accrue a pension supplement. At December 31, 2011, the annual pension supplement would amount to EUR 948 thousand (December 31, 2010: EUR 908 thousand; December 31, 2009: EUR 869 thousand).

At December 31, 2009, Mr. Juan Rodríguez Inciarte was entitled to receive a termination benefit amounting to five years’ annual fixed salary at the date of termination—EUR 4,936 thousand-, although this entitlement to termination benefit ceased as a result of the change in his contract.

If Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea or Mr. Juan Rodríguez Inciarte retire or take pre-retirement, they have the right to opt to receive the pensions accrued -or similar amounts- in the form of an annuity or a lump sum -i.e. in a single payment- in full but not in part, without prejudice to the right to exercise their respective options, after reaching the age of 60 (see Note 5.c).

Mr. Francisco Luzón López retired as a director and executive vice president on January 23, 2012 (see Note 5.c).

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

j)	Detail of the directors’ investments in companies with similar business activities and performance by directors, as independent professionals or as employees, of similar activities

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

Director	Corporate name	Number of shares	Functions
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	Bankinter, S.A.	3,295,300	—
	Bank of America Corporation	560	—
	Santander Investment, S.A.	—	Chairman (1)
Mr. Alfredo Sáenz Abad	Banco Bilbao Vizcaya Argentaria, S.A. (2)	354,051	—
	HSBC Holdings plc	13,667	—
	Lloyds Banking Group plc	522	—
	Banco Bradesco S.A. (*) Caixabank, S.A. (*)	1,815 6,082	— —
	Banco Banif, S.A.	—	Chairman (1)
	Santander Investment, S.A.	—	Deputy chairman (1)
	Santander Private Banking S.p.A.	—	Chairman (1)
Mr. Matías Rodríguez Inciarte	Banco Español de Crédito, S.A.	27,575	Director (1)
	Banco Santander Totta, S.A.	—	Chairman (1)
Mr. Manuel Soto Serrano	Banco Bilbao Vizcaya Argentaria, S.A.	180,000	—
	Istituto per le Opere di Religione (IOR)	—	Member (3)
Mr. Antonio Basagoiti García-Tuñón	Banco Popular Español, S.A. Banco Bilbao Vizcaya Argentaria, S.A. (*) Bankia, S.A. Banco Español de Crédito, S.A.	530 11 27,486 1,000	— — Chairman (1)
Ms. Ana Patricia Botín-Sanz de Sautuola y O’Shea	Bankinter, S.A.	4,649,101	—
	Banco Español de Crédito, S.A.	571,000	—
	Santander UK plc	—	CEO
	Santander Investment, S.A. Alliance & Leicester plc	— —	Director (1) Director (1)
Mr. Javier Botín-Sanz de Sautuola y O’Shea	Banco Bilbao Vizcaya Argentaria, S.A. Bankinter, S.A.	313,000 4,649,101	— —

Director	Corporate name	Number of shares	Functions
Lord Burns (Terence)	Lloyds Banking Group plc (*)	3,745	—
	Barclays plc (*) Santander UK plc	1,901 —	— Chairman (1)
	Alliance & Leicester plc	—	Chairman (1)
Mr. Vittorio Corbo Lioi	Banco Santander Chile	—	Director (1)
Mr. Guillermo de la Dehesa Romero	Goldman Sachs & Co.	19,546	—
	Banco Pastor, S.A.	11,088	—
Mr. Rodrigo Echenique Gordillo	Wells Fargo & Co.	4,500	—
	Barclays plc	20,252	—
	Lloyds Banking Group plc Banco Bilbao Vizcaya Argentaria, S.A.	105,000 5,394	— —
	Banco Banif, S.A.	—	2nd deputy chairman (1)
	Santander Investment, S.A.	—	Director (1)
	Allfunds Bank, S.A.	—	Deputy chairman (1)
	Banco Santander International	—	Director (1)
Mr. Antonio Escámez Torres	Banco de Valencia, S.A.	349	—
	Attijariwafa Bank Société Anonyme	10	Deputy chairman (1)
	Santander Consumer Finance, S.A.	—	Chairman (1)
	Open Bank, S.A.	—	Chairman (1)
Mr. Ángel Jado Becerro de Bengoa	Bankinter, S.A. (4)	1,244,000	—
	Banco Banif, S.A.	—	Director (1)
Mr. Francisco Luzón López (**)	Banco Bilbao Vizcaya Argentaria, S.A.	181,660	—
	Bank of America Corporation	164,850	—
	Citigroup Inc.	23,706	—
	BNP Paribas S.A.	6,672	—
	Société Générale	12,081	—
	Barclays plc	101,274	—
	HSBC Holdings plc	60,040	—
	Caixabank, S.A.	11,614	—
Mr. Abel Matutes Juan	Banco Bilbao Vizcaya Argentaria, S.A.	697,766	—
	Banco Español de Crédito, S.A.	11,980	—
	Citigroup Inc.	1,090,629	—

Director	Corporate name	Number of shares	Functions
Mr. Juan Rodríguez Inciarte	Banco Bilbao Vizcaya Argentaria, S.A.	1,016	—
	Wells Fargo & Co.	107	—
	Santander UK plc	—	Deputy chairman (1)
	Alliance & Leicester plc Banco Banif, S.A.	— —	Director (1) Director (1)
	Santander Consumer Finance, S.A.	—	Director (1)
Ms. Isabel Tocino Biscarolasaga	Banco Bilbao Vizcaya Argentaria, S.A.	2,442	—
	Citigroup Inc.	1,130	—

(*)	Ownership interests held by related persons.
(**)	Retired from the board on January 23, 2012.
(1)	Non-executive.
(2)	328,174 shares are held by related persons.
(3)	Non-executive member of the control committee.
(4)	244,000 shares are held by related persons.

None of the members of the board of directors perform, as independent professionals or as employees, any activities of the kind indicated in the foregoing table.

6.	Loans and advances to credit institutions

The detail, by classification, type and currency, of Loans and advances to credit institutions in the consolidated balance sheets is as follows:

	Millions of euros
	2011	2010	2009
Classification:
Financial assets held for trading	4,636	16,216	5,953
Other financial assets at fair value through profit or loss	4,701	18,831	16,243
Loans and receivables	42,389	44,808	57,641

	51,726	79,855	79,837

Type:
Reciprocal accounts	2,658	1,264	713
Time deposits	11,419	13,548	21,382
Reverse repurchase agreements	10,647	36,721	29,490
Other accounts	27,002	28,322	28,252

	51,726	79,855	79,837

Currency:
Euro	26,066	46,254	50,346
Pound sterling	4,481	8,100	4,632
US dollar	9,784	13,451	11,210
Other currencies	11,431	12,067	13,675
Impairment losses	(36)	(17)	(26)
Of which: due to country risk	(2)	(8)	(8)

	51,726	79,855	79,837

The loans and advances to credit institutions classified under Financial assets held for trading consist mainly of securities of foreign institutions purchased under reverse repurchase agreements and time deposits, whereas those classified under Other financial assets at fair value through profit or loss consist of securities of Spanish public sector entities and other institutions purchased under reverse repurchase agreements.

The loans and advances to credit institutions classified under Loans and receivables are mainly guarantees given in cash to credit institutions and time deposits.

The impairment losses on financial assets classified as loans and receivables are disclosed in Note 10.

Note 51 contains a detail of the residual maturity periods of loans and receivables and of the related average interest rates.

7.	Debt instruments

a) Breakdown

The detail, by classification, type and currency, of Debt instruments in the consolidated balance sheets is as follows:

	Millions of euros
	2011	2010	2009
Classification:
Financial assets held for trading	52,704	57,872	49,921
Other financial assets at fair value through profit or loss	2,649	4,605	7,365
Available-for-sale financial assets	81,589	79,689	79,289
Loans and receivables	6,840	8,429	14,959

	143,782	150,595	151,534

Type:
Spanish government debt securities	39,309	35,663	38,313
Foreign government debt securities	60,553	63,602	44,007
Issued by financial institutions	16,324	23,761	39,853
Other fixed-income securities	27,847	27,713	29,528
Impairment losses	(251)	(144)	(167)

	143,782	150,595	151,534

Currency:
Euro	61,577	61,844	72,745
Pound sterling	5,394	11,125	11,882
US dollar	20,383	23,442	25,745
Other currencies	56,679	54,328	41,329
Impairment losses	(251)	(144)	(167)

	143,782	150,595	151,534

At December 31, 2011, the nominal amount of Spanish government debt securities assigned to certain own or third-party commitments amounted to EUR 2,540 million (December 31, 2010: EUR 3,684 million; December 31, 2009: EUR 16,509 million).

Additionally, at December 31, 2011 other debt securities totalling EUR 41,359 million had been assigned to own obligations (December 31, 2010: EUR 23,350 million; December 31, 2009: EUR 23,152 million), mainly as security for credit facilities received by the Group.

b) Breakdown

The detail, by origin of the issuer, of Debt instruments at December 31, 2011 and 2010, net of impairment losses, is as follows:

	Millions of euros
	2011				2010
	Private fixed- income	Public fixed- income	Total	%	Private fixed- income	Public fixed- income	Total	%
Spain	8,409	39,309	47,718	33.19%	7,915	35,663	43,578	28.94%
United States	11,147	2,030	13,177	9.16%	10,793	2,953	13,746	9.13%
United Kingdom	8,529	1,654	10,183	7.08%	14,721	4,170	18,891	12.54%
Portugal	3,704	1,824	5,528	3.84%	6,108	2,819	8,927	5.93%
Italy	545	653	1,198	0.83%	289	767	1,056	0.70%
Ireland	642	—	642	0.45%	570	—	570	0.38%
Greece	—	84	84	0.06%	—	177	177	0.12%
Other European countries	3,437	7,823	11,260	7.83%	4,377	6,192	10,569	7.02%
Brazil	4,867	29,607	34,474	23.98%	2,504	30,948	33,452	22.21%
Mexico	534	11,426	11,960	8.32%	902	10,756	11,658	7.74%
Chile	577	2,528	3,105	2.16%	1,084	2,281	3,365	2.23%
Other American countries	1,275	1,583	2,858	1.99%	1,616	1,524	3,140	2.09%
Rest of the world	360	1,235	1,595	1.11%	451	1,015	1,466	0.97%

	44,026	99,756	143,782	100.00%	51,330	99,265	150,595	100.00%

The detail, by issuer rating, of Debt instruments at December 31, 2011 and 2010 is as follows:

	Millions of euros
	2011				2010
	Private fixed- income	Public fixed- income	Total	%	Private fixed- income	Public fixed- income	Total	%
AAA	19,250	5,205	21,906	15.23%	25,618	14,036	39,654	26.33%
AA	2,056	3,885	5,631	3.92%	5,428	35,842	41,270	27.41%
A (*)	9,457	45,489	56,331	39.18%	6,152	6,067	12,219	8.11%
BBB (**)	2,739	42,377	47,977	33.37%	6,217	41,734	47,951	31.84%
Below BBB	2,196	2,800	4,898	3.41%	1,040	1,586	2,626	1.74%
Unrated	8,328	—	7,039	4.89%	6,875	—	6,875	4.57%

	44,026	99,756	143,782	100.00%	51,330	99,265	150,595	100.00%

(*)	Spain’s AA rating fell to A in 2011.

(**)	Including mainly Brazil and Mexico.

The detail, by type of financial instrument, of Private fixed-income securities at December 31, 2011 and 2010, net of impairment losses, is as follows:

	Millions of euros
	2011	2010
Securitised mortgage bonds	7,080	6,830
Other asset-backed bonds	3,100	2,815
Floating rate debt	16,668	19,476
Fixed rate debt	17,178	22,209

Total	44,026	51,330

c) Impairment losses

The changes in the impairment losses on Available-for-sale financial assets—Debt instruments are summarised below:

	Millions of euros
	2011	2010	2009
Balance at beginning of year	119	167	181
Net impairment losses for the year	124	(9)	(4)
Of which:
Impairment losses charged to income	125	14	42
Impairment losses reversed with a credit to income	(1)	(22)	(46)
Write-off of assets due to impairment	—	(20)	—
Exchange differences and other items	(8)	(19)	(10)

Balance at end of year	235	119	167

Of which:
By geographical location of risk:
European Union	155	48	98
Latin America	80	71	69

Also, the impairment losses on Loans and receivables (EUR 16 million, EUR 25 million and EUR 0 million at December 31, 2011, 2010 and 2009, respectively) are disclosed in Note 10.

d) Other disclosures

Note 29 contains a detail of the valuation adjustments recognized in equity on available-for-sale financial assets.

Note 51 contains a detail of the residual maturity periods of available-for-sale financial assets and of loans and receivables and of the related average interest rates.

Note 54 shows the Group’s total exposure, by origin of the issuer, to the so-called peripheral euro-zone countries.

8.	Equity instruments

a) Breakdown

The detail, by classification and type, of Equity instruments is as follows:

	Millions of euros
	2011	2010	2009
Classification:
Financial assets held for trading	4,744	8,850	9,248
Other financial assets at fair value through profit or loss	465	8,267	5,877
Available-for-sale financial assets	5,024	6,546	7,331

	10,233	23,663	22,456

Type:
Shares of Spanish companies	2,960	4,778	4,982
Shares of foreign companies	4,582	6,469	7,526
Investment fund units and shares	2,691	4,560	4,255
Other securities	—	7,856	5,693
Of which: unit linked (*)	—	7,856	5,693

	10,233	23,663	22,456

(*)	The decrease arose as a result of the sale of the insurance companies in Latin America to Zurich (see Note 3).

Note 29 contains a detail of the valuation adjustments recognized in equity on available-for-sale financial assets, and also the related impairment losses.

b)	Changes

The changes in Available-for-sale financial assets-Equity instruments were as follows:

	Millions of euros
	2011	2010	2009
Balance at beginning of year	6,546	7,331	6,382
Changes in the scope of consolidation	(493)	—	467
Of which:
Metrovacesa (Note 3)	(402)	—	—
Transfers (Note 13)	—	—	53
Net additions /(disposals)	(862)	(1,077)	(191)
Of which:
Cielo	—	(651)	—
Metrovacesa	—	—	938
France Telecom	—	—	(378)
Attijariwafa Bank	—	—	(367)
Valuation adjustments	(167)	292	620

Balance at end of year	5,024	6,546	7,331

The main acquisitions and disposals made in 2011, 2010 and 2009 were as follows:

i. France Telecom España, S.A. (France Telecom)

On April 29, 2009, the Group announced it had entered into an agreement with Atlas Services Nederland BV (a wholly-owned subsidiary of France Telecom) to sell the Group’s 5.01% ownership interest in France Telecom España, S.A. for EUR 378 million. This transaction generated a loss for the Group of EUR 14 million.

ii. Attijariwafa Bank Société Anonyme

On December 28, 2009, the Group sold to the Moroccan company Société Nationale d’Investissement (SNI) 10% of the share capital of Attijariwafa Bank for MAD 4,149.4 million (approximately EUR 367 million at the closing exchange rate). This transaction gave rise to a gain of EUR 218 million for Santander Group, which was recognized under Gains/(losses) on non-current assets held for sale not classified as discontinued operations in the consolidated income statement for 2009 (see Note 50).

iii. Cielo, S.A.

In July 2010 the Group entered into an agreement with Banco do Brasil S.A. and Banco Bradesco S.A. for the sale to these two entities of all the shares held by Santander Group in Cielo S.A.—formerly Visanet—(7.20% of the share capital). The agreed-upon sale price was BRL 1,487 million (approximately EUR 651 million), which gave rise to a gain of EUR 212 million, net of taxes and non-controlling interests.

c) Notifications of acquisitions of investments

The notifications made by the Bank in 2011, in compliance with Article 155 of the Spanish Limited Liability Companies Law (Ley de Sociedades de Capital) and Article 53 of Securities Market Law 24/1998 (Ley del Mercado de Valores), of the acquisitions and disposals of holdings in investees are listed in Appendix IV.

9.	Trading derivatives (assets and liabilities) and Short positions

a) Trading derivatives

The detail, by type of inherent risk, of the fair value of the trading derivatives arranged by the Group is as follows (see Note 36):

	Millions of euros
	2011		2010		2009
	Debit balance	Credit balance	Debit balance	Credit balance	Debit balance	Credit balance
Interest rate risk	79,212	79,090	51,675	52,117	43,413	43,136
Currency risk	16,032	16,278	14,445	16,016	11,364	9,892
Price risk	5,853	7,068	5,643	6,413	3,995	5,076
Other risks	1,401	647	1,306	733	1,084	609

	102,498	103,083	73,069	75,279	59,856	58,713

b) Short positions

Following is a breakdown of the short positions:

	Millions of euros
	2011	2010	2009
Borrowed securities:
Debt instruments	1,775	2,580	1,537
Of which: Santander UK plc	850	1,173	896
Equity instruments	572	279	106

Short sales:
Debt instruments	7,836	9,443	3,497
Of which: Banco Santander	6,560	9,200	2,530
Equity instruments	4	—	—

	10,187	12,302	5,140

10.	Loans and advances to customers

a) Breakdown

The detail, by classification, of Loans and advances to customers in the consolidated balance sheets is as follows:

	Millions of euros
	2011	2010	2009
Financial assets held for trading	8,056	755	10,076
Other financial assets at fair value through profit or loss	11,748	7,777	8,329
Loans and receivables	730,296	715,621	664,146
Of which:
Disregarding impairment losses	749,232	735,318	682,019
Impairment losses	(18,936)	(19,697)	(17,873)
Of which, due to country risk	(41)	(41)	(37)

	750,100	724,153	682,551

Loans and advances to customers disregarding impairment losses	769,036	743,850	700,424

Note 51 contains a detail of the residual maturity periods of loans and receivables and of the related average interest rates.

Note 54 shows the Group’s total exposure, by origin of the issuer, to so-called peripheral euro-zone countries.

There are no loans and advances to customers for material amounts without fixed maturity dates.

b) Breakdown

Following is a detail, by loan type and status, borrower sector, geographical area of residence and interest rate formula, of the loans and advances to customers, which reflect the Group’s exposure to credit risk in its core business, disregarding impairment losses:

	Millions of euros
	2011	2010	2009
Loan type and status:
Commercial credit	13,635	15,737	17,454
Secured loans	448,681	430,072	411,778
Reverse repurchase agreements	18,438	6,166	13,958
Other term loans (*)	228,449	234,857	204,224
Finance leases	18,399	20,260	20,873
Receivable on demand	10,147	8,850	8,088
Impaired assets	31,287	27,908	24,049

	769,036	743,850	700,424

By borrower sector:
Public sector—Spain (**)	12,147	12,137	9,803
Public sector—Other countries (***)	4,394	3,527	2,861
Individuals	429,477	395,622	379,297
Energy	12,671	12,504	11,521
Construction	24,076	26,708	22,696
Manufacturing	49,209	47,568	40,534
Services	137,708	147,299	134,638
Other sectors	99,354	98,485	99,074

	769,036	743,850	700,424

Geographical area:
Spain	214,558	227,613	230,345
European Union (excluding Spain)	357,888	320,284	311,777
United States and Puerto Rico	48,596	57,882	49,501
Other OECD countries	7,760	6,432	5,256
Latin America	136,434	122,940	96,470
Rest of the world	3,800	8,699	7,075

	769,036	743,850	700,424

Interest rate formula:
Fixed interest rate	292,846	297,259	286,445
Floating rate	476,190	446,591	413,979

	769,036	743,850	700,424

(*)	Other term loans primarily comprises personal loans, credit accounts (balances drawn under lines of credit in which the customer can draw funds up to a limit with specified amount and maturities), and financial paper (the amount of single-payment bills and notes which serve as the instrument of loans and advances to other debtors).
(**)	At December 31, 2011, the issuer rating was A.
(***)	At December 31, 2011, the detail by issuer rating was approximately as follows: 9.8% A, 67.8% BBB and 22.3% below BBB.

c) Impairment losses

The changes in the impairment losses on the assets making up the balances of Loans and receivables—Loans and advances to customers, Loans and receivables—Loans and advances to credit institutions (see Note 6) and Loans and receivables—Debt instruments (see Note 7) were as follows:

	Millions of euros
	2011	2010	2009
Balance at beginning of year	19,739	17,899	12,720
Impairment losses charged to income for the year	12,840	11,468	12,003
Of which:
Individually assessed	15,939	14,770	13,948
Collectively assessed	1,182	1,405	2,206
Impairment losses reversed with a credit to income	(4,281)	(4,707)	(4,151)
Changes in the scope of consolidation (Note 3)	(1,267)	—	1,426
Write-off of impaired balances against recorded impairment allowance	(12,430)	(10,913)	(9,795)
Exchange differences and other changes	106	1,285	1,545

Balance at end of year	18,988	19,739	17,899

Of which:
By method of assessment:
Individually	15,343	14,584	11,628
Of which: due to country risk (Note 2.g)	43	49	46
Collectively assessed	3,645	5,155	6,271
By geographical location of risk:
Spain	6,907	6,810	6,993
Rest of Europe	4,957	4,695	4,435
Americas	7,124	8,234	6,471
By classification of assets:
Loans and advances to credit institutions	36	17	26
Debt instruments	16	25	—
Loans and advances to customers	18,936	19,697	17,873

Previously written-off assets recovered in 2011, 2010 and 2009 amounted to EUR 1,800 million, EUR 1,201 million and EUR 915 million, respectively. Taking into account these amounts and those recognized in Impairment losses charged to income for the year in the foregoing table, impairment losses on Loans and receivables amounted to EUR 11,040 million in 2011, EUR 10,267 million in 2010 and EUR 11,088 million in 2009.

d) Impaired assets

The detail of the changes in the balance of the financial assets classified as Loans and receivables—Loans and advances to customers and considered to be impaired due to credit risk is as follows:

	Millions of euros
	2011	2010	2009
Balance at beginning of year	27,908	24,049	13,994
Net additions	16,040	13,575	18,046
Written-off assets	(12,430)	(10,913)	(9,795)
Changes in scope of consolidation	69	239	1,006
Exchange differences and other	(300)	958	798

Balance at end of year	31,287	27,908	24,049

This amount, after deducting the related allowances, represents the Group’s best estimate of the fair value of the impaired assets.

At December 31, 2011, the Group’s written-off assets totalled EUR 26,763 million.

Following is a detail of the financial assets classified as loans and receivables and considered to be impaired due to credit risk at December 31, 2011, classified by geographical location of risk and by age of the oldest past-due amount:

	Millions of euros
	With no past-due balances or less
		With balances past due by
	than 3				More than
	months	3 to 6	6 to 9	9 to 12	12
	past due	months	months	months	months	Total
Spain	2,962	3,574	1,589	1,956	4,902	14,983
European Union (excluding Spain)	474	3,360	1,018	703	2,752	8,307
United States and Puerto Rico	406	282	137	118	533	1,476
Other OECD countries	9	34	37	43	1	124
Latin America	440	2,438	1,339	1,075	1,103	6,395
Rest of the world	—	2	—	—	—	2

	4,291	9,690	4,120	3,895	9,291	31,287

The detail at December 31, 2010 is as follows:

	Millions of euros
	With no past-due balances or less
		With balances past due by
	than 3				More than
	months	3 to 6	6 to 9	9 to 12	12
	past due	months	months	months	months	Total
Spain	2,726	1,835	1,511	1,001	5,240	12,313
European Union (excluding Spain)	308	2,782	1,192	759	2,190	7,231
United States and Puerto Rico	898	567	231	139	817	2,652
Other OECD countries	18	35	37	34	—	124
Latin America	768	2,310	894	791	822	5,585
Rest of the world	—	3	—	—	—	3

	4,718	7,532	3,865	2,724	9,069	27,908

The detail at December 31, 2009 is as follows:

	Millions of euros
	With no past- due balances
		With balances past due by
	or less than 3				More than
	months past	3 to 6	6 to 9	9 to 12	12
	due	months	months	months	months	Total
Spain	2,172	1,431	1,356	956	4,287	10,202
European Union (excluding Spain)	276	3,343	977	689	1,418	6,703
United States and Puerto Rico	361	1,024	352	248	572	2,557
Other OECD countries	5	35	23	16	23	102
Latin America	398	1,893	977	688	516	4,472
Rest of the world	—	4	3	2	4	13

	3,212	7,730	3,688	2,599	6,820	24,049

e) Securitization

Loans and advances to customers includes, inter alia, the securitised loans transferred to third parties on which the Group has retained risks, albeit partially, and which therefore, in accordance with the applicable accounting standards, cannot be derecognized. The breakdown of the securitised loans, by type of financial instrument, and of the securitised loans derecognized because the stipulated requirements were met (see Note 2.e) is shown below. Note 22 details the liabilities associated with these securitization transactions.

	Millions of euros
	2011	2010	2009
Derecognized	8,227	9,647	10,837
Of which:
Securitised mortgage assets (*)	8,221	9,635	10,232
Other securitised assets	6	12	605

Retained on the balance sheet	137,939	133,046	123,706
Of which:
Securitised mortgage assets	103,655	99,842	90,182
Of which: UK assets	81,286	73,865	64,592
Other securitised assets	34,284	33,204	33,524

Total	146,166	142,693	134,543

(*)	This balance includes assets of Santander Holdings USA, Inc. (formerly Sovereign Bancorp, Inc.) amounting to approximately EUR 7,188 million at December 31, 2011 that were sold, prior to this company’s inclusion in the Group, on the secondary market for multifamily loans, and over which control was transferred and substantially all the associated risks and rewards were not retained.

Securitization is used as a tool for the management of regulatory capital and as a means of diversifying the Group’s liquidity sources. In 2011, 2010 and 2009 the Group did not derecognise any of the securitizations performed, and the balance derecognized in those years relates to securitizations performed in prior years.

11.	Hedging derivatives

The detail, by type of risk hedged, of the fair value of the derivatives qualifying for hedge accounting is as follows (see Note 36):

	Millions of euros
	2011		2010		2009
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Fair value hedges	9,424	5,501	8,007	5,833	7,585	4,296
Of which: Portfolio hedges	1,493	2,515	1,540	2,683	1,553	2,820
Cash flow hedges	313	773	153	438	202	720
Hedges of net investments in foreign operations	161	170	67	363	47	175

	9,898	6,444	8,227	6,634	7,834	5,191

Note 36 contains a description of the Group’s main hedges.

12.	Non-current assets held for sale

The detail of Non-current assets held for sale is as follows:

	Millions of euros
	2011	2010	2009
Equity instruments	—	—	4
Tangible assets	5,171	5,972	5,111
Of which:
Foreclosed assets and acquired assets	5,112	5,874	4,939
Of which: Property assets in Spain (Note 54)	4,274	5,196	4,530
Other tangible assets held for sale	59	98	172
Other assets	167	313	674

	5,338	6,285	5,789

At December 31, 2011, the allowance that covers the value of the foreclosed assets and acquired assets amounted to EUR 4,512 million (December 31, 2010: EUR 2,500 million; December 31, 2009: EUR 2,081 million), which represents a coverage ratio of 46.88% of the gross value of the portfolio (2010: 29.85%; 2009: 29.64%). The net charges recorded in those years amounted to EUR 2,037 million, EUR 298 million and EUR 1,350 million, respectively (see Note 50).

13.	Investments

a) Breakdown

The detail, by company, of Investments—Associates (see Note 2.b) is as follows:

	Millions of euros
	2011	2010	2009
Santander Consumer USA Inc.	2,063	—	—
Metrovacesa, S.A.	772	—	—
ZS Insurance América S.L.	1,017	—	—
Banco Caixa Geral Totta Angola, S.A.	92	95	—
Other companies	211	178	164

	4,155	273	164

At December 31, 2011, the cost of the investments detailed in the foregoing table included EUR 1,682 million relating to goodwill (December 31, 2010: EUR 71 million; December 31, 2009: EUR 9 million).

b) Changes

The changes in Investments—Associates were as follows:

	Millions of euros
	2011	2010	2009
Balance at beginning of year	273	164	1,323
Acquisitions (disposals) and capital increases (reductions) (Note 3)	23	(30)	(1)
Changes in the scope of consolidation (Note 3)	3,919	101	(1,346)
Of which:
Santander Consumer USA Inc.	2,063	—	—
ZS Insurance América, S.L.	932	—	—
Metrovacesa, S.A.	894	—	—
Santander Holdings USA, Inc. (formerly Sovereign Bancorp, Inc.)	—	—	(1,346)
Transfers	—	—	(53)
Effect of equity accounting	57	17	(1)
Impairment losses	(100)	—	—
Dividends paid	(13)	(16)	(5)
Exchange differences and other changes	(4)	37	247

Balance at end of year	4,155	273	164

c) Impairment losses

No significant impairment was disclosed with respect to investments in 2010 and 2009. In 2011 an impairment loss of EUR 100 million on the investment in Metrovacesa was recognized under Impairment losses on other assets (net)—Other assets in the consolidated income statement.

d) Other disclosures

Following is a summary of the financial information on the companies accounted for using the equity method (obtained from the information available at the date on preparation of the financial statements):

	Millions of euros
	2011	2010	2009
Total assets	32,344	4,630	2,604
Total liabilities	(24,519)	(3,828)	(2,160)

Net assets	7,825	802	444

Group’s share of net assets	2,473	202	155
Goodwill	1,682	71	9
Of which:
Santander Consumer USA Inc.	999	—	—
ZS Insurance América, S.L.	526	—	—

Total Group share	4,155	273	164

Total income	8,428	1,047	311

Total profit	1,212	70	77

Group’s share of profit	57	17	(1)

14.	Insurance contracts linked to pensions

The detail of Insurance contracts linked to pensions (see Note 25.c) is as follows:

	Millions of euros
	2011	2010	2009
Assets relating to insurance contracts covering post-employment benefit plan obligations:
Banco Santander, S.A.	1,926	1,986	2,093
Banesto	191	202	228
Other Spanish companies	29	30	31
Assets relating to insurance contracts covering other similar obligations:
Banco Santander, S.A.	—	1	2
Other Spanish companies	—	1	2

	2,146	2,220	2,356

15.	Liabilities under insurance contracts and Reinsurance assets

The detail of Liabilities under insurance contracts and Reinsurance assets in the consolidated balance sheets (see Note 2.j) is as follows:

	Millions of euros
	2011			2010			2009
	Direct insurance and		Total	Direct insurance and		Total	Direct insurance and		Total
Technical provisions for:	reinsurance assumed	Reinsurance ceded	(balance payable)	reinsurance assumed	Reinsurance ceded	(balance payable)	reinsurance assumed	Reinsurance ceded	(balance payable)
Unearned premiums and unexpired risks	166	(86)	80	371	(170)	201	455	(196)	259
Life insurance:	229	(78)	151	3,061	(51)	3,010	4,745	(56)	4,689
Claims outstanding	66	(55)	11	514	(65)	449	483	(52)	431
Bonuses and rebates
Life insurance policies	17	—	17	22	—	22	19	—	19
where the investment risk is borne by the policyholders	—	—	—	5,763	—	5,763	10,939	—	10,939
Other technical provisions	39	(35)	4	718	(260)	458	275	(113)	162

	517	(254)	263	10,449	(546)	9,903	16,916	(417)	16,499

The decrease in the above line items arose from the sale of the insurance companies in Latin America to Zurich (see Note 3).

16.	Tangible assets

a) Changes

The changes in Tangible assets in the consolidated balance sheet were as follows:

	Millions of euros
	For own use	Leased out under an operating lease	Investment property	Total
Cost:
Balances at January 1, 2009	9,906	2,474	907	13,287
Additions / Disposals (net) due to change in the scope of consolidation	464	63	—	527
Additions / disposals (net)	264	(188)	38	114
Transfers and other changes	(188)	13	280	105
Exchange differences (net)	793	38	(2)	829

Balances at December 31, 2009	11,239	2,400	1,223	14,862
Additions / Disposals (net) due to change in the scope of consolidation	37	11	—	48
Additions / disposals (net)	1,545	821	268	2,634
Transfers and other changes	(32)	(24)	47	(9)
Exchange differences (net)	600	18	23	641

Balances at December 31, 2010	13,389	3,226	1,561	18,176
Additions / Disposals (net) due to change in the scope of consolidation	473	(187)	2,759	3,045
Additions / disposals (net)	905	(13)	59	951
Transfers and other changes	114	35	(61)	88
Exchange differences (net)	(279)	15	(11)	(275)

Balances at December 31, 2011	14,602	3,076	4,307	21,985

Accumulated depreciation:
Balances at January 1, 2009	(4,229)	(508)	(25)	(4,762)
Additions / Disposals (net) due to change in the scope of consolidation	(256)	(15)	(1)	(272)
Disposals	584	40	3	627
Transfers and other changes	9	(194)	(5)	(190)
Charge for the year	(762)	—	(8)	(770)
Exchange differences and other items	(355)	(10)	—	(365)

Balances at December 31, 2009	(5,009)	(687)	(36)	(5,732)
Disposals	330	169	3	502
Transfers and other changes	(63)	(360)	(11)	(434)
Charge for the year	(846)	—	(10)	(856)
Exchange differences and other items	(259)	(8)	—	(267)

Balances at December 31, 2010	(5,847)	(886)	(54)	(6,787)
Disposals due to change in the scope of consolidation	22	43	—	65
Disposals	158	274	6	438
Transfers and other changes	(328)	(253)	(66)	(647)
Charge for the year	(904)	(2)	(15)	(921)
Exchange differences and other items	117	(8)	—	109

Balances at December 31, 2011	(6,782)	(832)	(129)	(7,743)

	Millions of euros
	For own use	Leased out under an operating lease	Investment property	Total
Impairment losses:
Balances at January 1, 2009	(12)	—	(11)	(23)
Impairment charge for the year	(30)	(2)	(85)	(117)
Additions / Disposals (net) due to change in the scope of consolidation	(22)	—	—	(22)
Exchange differences and other	36	(8)	—	28

Balances at December 31, 2009	(28)	(10)	(96)	(134)
Impairment charge for the year	(22)	(3)	(82)	(107)
Exchange differences	16	(3)	(19)	(6)

Balances at December 31, 2010	(34)	(16)	(197)	(247)
Impairment charge for the year	2	(22)	(131)	(151)
Exchange differences	9	(8)	1	2

Balances at December 31, 2011	(23)	(46)	(327)	(396)

Tangible assets, net:
Balances at December 31, 2009	6,202	1,703	1,091	8,996
Balances at December 31, 2010	7,508	2,324	1,310	11,142
Balances at December 31, 2011	7,797	2,198	3,851	13,846

b) Property, plant and equipment for own use

The detail, by class of asset, of Property, plant and equipment—For own use in the consolidated balance sheet is as follows:

	Millions of euros
	Cost	Accumulated depreciation	Impairment losses	Carrying amount
Land and buildings	4,431	(1,116)	(28)	3,287
IT equipment and fixtures	2,526	(1,754)	—	771
Furniture and vehicles	4,118	(2,081)	—	2,037
Construction in progress and other items	165	(58)	—	107

Balances at December 31, 2009	11,239	(5,009)	(28)	6,202

Land and buildings	5,393	(1,354)	(34)	4,005
IT equipment and fixtures	2,904	(2,076)	—	828
Furniture and vehicles	4,833	(2,346)	—	2,487
Construction in progress and other items	259	(71)	—	188

Balances at December 31, 2010	13,389	(5,847)	(34)	7,508

Land and buildings	5,654	(1,565)	(23)	4,066
IT equipment and fixtures	3,304	(2,419)	—	885
Furniture and vehicles	5,239	(2,719)	—	2,520
Construction in progress and other items	406	(80)	—	326

Balances at December 31, 2011	14,603	(6,783)	(23)	7,797

The carrying amount at December 31, 2011 in the foregoing table includes the following approximate amounts:

•	EUR 5,254 million (December 31, 2010: EUR 5,104 million; December 31, 2009: EUR 4,717 million) relating to property, plant and equipment owned by Group entities and branch offices located abroad.

•

EUR 793 million (December 31, 2010: EUR 660 million; December 31, 2009: EUR 196 million) relating to property, plant and equipment being acquired under finance leases by the consolidated entities (Note 2.c discloses additional information on these items).

c) Investment property

The fair value of investment property at December 31, 2011 amounted to EUR 3,860 million (2010: EUR 1,319 million; 2009: EUR 1,100 million). A comparison of the fair value of investment property at December 31, 2011, 2010 and 2009 with the carrying amount gives rise to gross unrealised gains of EUR 9 million for each of those years, of which EUR 5 million, EUR 1 million and EUR 1 million, respectively, are attributable to the Group.

The rental income earned from investment property and the direct costs related both to investment properties that generated rental income in 2011, 2010 and 2009 and to investment properties that did not generate rental income in those years are not material in the context of the consolidated financial statements.

d) Sale of properties

In 2007 the Group sold ten hallmark properties and 1,152 Group branch offices to various buyers. Simultaneously, the Group entered into operating leases (with maintenance, insurance and taxes payable by the Group) on those properties with the buyers for various compulsory terms (12 to 15 years for the hallmark properties and 24 to 26 years for the branch offices), with various rent review agreements applicable during those periods. The agreements are renewable for five- or seven-year periods up to a total of 40 years, for the hallmark properties, and 45 years for the branch offices, and in general they provide for rents to be adjusted to market value in each renewal period. The agreements also include a purchase option that in general may be exercised by the Group on final expiry of the leases at the market value of the properties on the related dates, which will be determined, if appropriate, by independent experts.

Also, on September 12, 2008, the Group sold its head office complex (Ciudad Financiera or Santander Business Campus) to Marme Inversiones 2007, S.L. and simultaneously entered into an operating lease agreement with this company for the complex (with maintenance, insurance and taxes payable by the Group), with a compulsory term of 40 years, during which the rent (initially set at EUR 6.8 million per month, payable quarterly) will be reviewed annually based on the variation in the preceding twelve months in the Harmonised Consumer Price Index of the euro zone multiplied by 1.74, with a minimum of 2.20% during the first ten years and a maximum of 6% throughout the lease term. The agreement includes an option exercisable by the Group on final expiry of the lease to purchase the Business Campus at its market value on the expiry date -the market value will be determined, if appropriate, by independent experts-, and a right of first refusal if the lessor should wish to sell the Business Campus. In addition to the two aforementioned agreements, the Group entered into a third additional promotion agreement, whereby during the first 20 years of the lease term it can request Marme Inversiones 2007, S.L. to construct buildings additional to those already existing at the Business Campus or to acquire additional land (from the third year onwards) to be included in the Business Campus, all under certain terms and conditions and with a maximum total cost of approximately EUR 296 million, which would subsequently be included in the lease agreement.

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

The rental expense recognized by the Group in 2011 in connection with these agreements amounted to EUR 257 million. At December 31, 2011, the present value of the minimum future payments that the Group will incur during the compulsory term (since it is considered that the agreements will not be renewed and the existing purchase options will not be exercised) amounted to EUR 218 million payable within one year (December 31, 2010: EUR 212 million; December 31, 2009: EUR 189 million), EUR 805 million payable at between one and five years (December 31, 2010: EUR 784 million; December 31, 2009: EUR 697 million) -EUR 211 million in the second year (December 31, 2010: EUR 205 million; December 31, 2009: EUR 183 million), EUR 204 million in the third year (December 31, 2010: EUR 199 million; December 31, 2009: EUR 177 million), EUR 198 million in the fourth year (December 31, 2010: EUR 193 million; December 31, 2009: EUR 172 million) and EUR 192 million in the fifth year (December 31, 2010: EUR 187 million; December 31, 2009: EUR 166 million)-, and EUR 1,940 million payable at more than five years (December 31, 2010: EUR 2,010 million; December 31, 2009: EUR 1,764 million).

17. Intangible assets—Goodwill

The detail of Goodwill, based on the companies giving rise thereto (see Note 3.c), is as follows:

	Millions of euros
	2011	2010	2009
Santander UK plc	8,896	8,633	8,361
Banco Santander (Brasil) S.A.	7,878	8,755	7,706
Bank Zachodni WBK S.A.	2,019	—	—
Santander Holdings USA, Inc.	1,587	1,537	1,425
Banco Santander Totta, S.A.	1,040	1,641	1,641
Santander Consumer Holding GmbH (formerly CC-Holding)	1,315	1,169	1,029
Banco Santander – Chile	742	798	683
Grupo Financiero Santander, S.A. B de C.V.	531	484	423
Banesto	369	369	369
Santander Consumer Bank AS	138	137	129
Santander Consumer Bank S.p.A.	106	106	106
Santander Consumer USA Inc.	—	523	493
Banco Santander Consumer Portugal, S.A.	—	59	122
Other companies	468	411	378

Total goodwill	25,089	24,622	22,865

At least once per year (or whenever there is any indication of impairment), the Group reviews goodwill for impairment (i.e. a potential reduction in its recoverable value to below its carrying amount). The first step that must be taken in order to perform this analysis is the identification of the cash-generating units, i.e. the Group’s smallest identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The cost of the cash-generating unit, including goodwill, is compared with its recoverable amount in order to determine whether there is any impairment. In order to determine the recoverable amount, the Group uses market prices, if available, valuations performed by independent experts, or internal estimates.

In order to determine the fair value of the cash-generating units, the Group’s directors use: (i) certain macroeconomic variables that might affect its investments (population data, political situation, economic situation -including bankarisation-, among others); (ii) various microeconomic variables comparing the investments of the Group with the financial services industry of the country in which the Group carries on most of its business activities (balance sheet composition, total funds under management, results, efficiency ratio, capital ratio, return on equity, among others); and (iii) the price earnings (P/E) ratio of the investments as compared with the P/E ratio of the stock market in the country in which the investments are located and that of comparable local financial institutions.

To supplement this, the Group performs estimates of the recoverable amounts of certain cash-generating units using discounted cash flow projections. In order to perform this calculation, the most significant assumptions used are: (i) cash flow projections, which are based on the five-year financial budgets approved by the directors; (ii) discount rates, which are determined as the cost of capital consisting of the risk-free rate plus a risk premium in line with the market and the business in which the units operate; and (iii) a constant growth rate used to extrapolate the cash flows in perpetuity which is determined considering the evolution of GDP of the market in which the cash-generating unit in question operates.

Given the degree of uncertainty related to these assumptions, the directors carry out sensitivity analysis using reasonably possible changes in the key assumptions on which the recoverable amounts of the cash-generating units are based in order to confirm that the recoverable amounts still exceed the carrying amounts and therefore no impairment would be recorded through the income statement.

Based on the foregoing, and in accordance with the estimates, projections and sensitivity analyses available to the Bank’s directors, in 2011 the Group recognized impairment losses on goodwill totalling EUR 660 million (2010: EUR 63 million; 2009: EUR 3 million) under Impairment losses on other assets—Goodwill and other intangible assets. In 2011 all these impairment losses related to the Group’s subsidiaries in Portugal (Banco Santander Totta, S.A. and Banco Santander Consumer Portugal, S.A.). These losses were attributable to the macroeconomic deterioration experienced by Portugal, which prompted a worsening of the key assumptions used to calculate the recoverable amount (expected profit and perpetual growth and discount rate).

At December 31, 2011, none of the cash-generating units with significant goodwill, other than the units mentioned above, had a recoverable amount at or near to its carrying amount.

The changes in Goodwill were as follows:

	Millions of euros
	2011	2010	2009
Balance at the begining of the year	24,622	22,865	18,836
Additions (Note 3)	2,557	16	2,300
Of which:
Santander Holdings USA, Inc. (formerly Sovereign Bancorp, Inc.)	—	—	1,601
Santander Cards UK Limited	—	—	359
Real Tokio Marine	—	—	152
Bank Zachodni WBK S.A.	2,261	—	—
Skandinaviska Enskild Banken	145	—	—
Adjustments to initial acquisition price allocation	—	167	628
Impairment losses	(660)	(63)	(3)
Of which:
Banco Santander Totta, S.A.	(601)	—	—
Disposals or changes in scope of consolidation (Note 3)	(716)	—	(1,288)
Of which:
Banco Santander (Brasil) S.A.	—	—	(1,286)
Santander Consumer USA Inc.	(541)	—	—
Santander Seguros S.A. (Brasil)	(173)	—	—
Exchange differences and other items	(714)	1,637	2,392

Balance at the end of year	25,089	24,622	22,865

The Group has goodwill generated by cash-generating units located in non-euro currency countries (mainly the UK, Brazil, the United States, Poland, Mexico and Chile) and, therefore, this gives rise to exchange differences on the translation to euros, at closing rates, of the amounts of goodwill denominated in foreign currencies. In accordance with current regulations, these exchange differences were recognized with a charge to the heading Valuation adjustments—Exchange differences in equity and a credit to Goodwill in assets. The change in the balance of this heading is disclosed in the consolidated statement of recognized income and expense.

18. Intangible assets—Other intangible assets

The detail of Intangible assets—Other intangible assets and of the changes therein in 2011, 2010 and 2009 is as follows:

		Millions of euros
Millions of euros	Estimated useful life	December 31, 2010	Net additions and disposals	Change in scope of consolidation	Amortization and impairment	Application of amortization and impairment	Exchange differences and other	December 31, 2011
With indefinite useful life:
Brand names		44	—	(30)	—	—	—	14

With finite useful life:
IT developments	3 to 7 years	4,237	1,420	145	—	(570)	(105)	5,127
Other		1,899	62	(104)	—	(254)	(109)	1,494
Accumulated amortization		(2,732)	—	(112)	(1,188)	799	83	(3,150)
Impairment losses		(6)	—	—	(501)	25	(9)	(491)

		3,442	1,482	(101)	(1,689)	—	(140)	2,994

		Millions of euros
Millions of euros	Estimated useful life	December 31, 2009	Net additions and disposals	Change in scope of consolidation	Amortization and impairment	Application of amortization and impairment	Exchange differences and other	December 31, 2010
With indefinite useful life:
Brand names		41	—	—	—	—	3	44

With finite useful life:
Credit cards (Abbey)	5 years	27	—	—	—	(27)	—	—
IT developments	3 to 7 years	2,942	1,338	—	—	(357)	314	4,237
Other		1,697	133	2	—	(62)	129	1,899
Accumulated amortization		(1,921)	—	—	(1,085)	437	(163)	(2,732)
Impairment losses		(8)	—	—	(6)	9	(1)	(6)

		2,778	1,471	2	(1,091)	—	282	3,442

		Millions of euros
Millions of euros	Estimated useful life	December 31, 2008	Net additions and disposals	Change in scope of consolidation	Amortization and impairment	Application of amortization and impairment	Exchange differences and other	December 31, 2009
With indefinite useful life:
Brand names		41	1	—	—	—	(1)	41

With finite useful life:
Credit cards (Abbey)	5 years	25	—	—	—	—	2	27
IT developments	3 years	2,175	856	25	—	(502)	388	2,942
Other		886	488	160	—	(36)	199	1,697
Accumulated amortization		(1,332)	—	(41)	(826)	516	(238)	(1,921)
Impairment losses		(7)	—	—	(29)	22	6	(8)

		1,788	1,345	144	(855)	—	356	2,778

At December 31, 2011, 2010 and 2009, the Group reviewed the useful lives of its intangible assets and adjusted the carrying amounts of these assets on the basis of the estimated economic benefits currently expected to be obtained therefrom. As a result of this review, in 2011 the Group recognized impairment losses amounting to EUR 501 million under Impairment losses on other assets—Goodwill and other intangible assets (2010: EUR 6 million and 2009: EUR 29 million).

19. Other assets

The detail of Other assets is as follows:

	Millions of euros
	2011	2010	2009
Transactions in transit	616	304	440
Net pension plan assets (Note 25)	1,510	984	502
Prepayments and accrued income	2,032	2,559	2,259
Other	3,541	3,285	2,412
Inventories	319	455	519

	8,018	7,587	6,132

20. Deposits from central banks and Deposits from credit institutions

The detail, by classification, counterparty, type and currency, of Deposits from central banks and Deposits from credit institutions is as follows:

	Millions of euros
	2011	2010	2009
Classification:
Financial liabilities held for trading	17,027	40,976	46,116
Of which:
Deposits from central banks	7,740	12,605	2,985
Deposits from credit institutions	9,287	28,371	43,131
Other financial liabilities at fair value through profit or loss	9,742	19,600	22,848
Of which:
Deposits from central banks	1,510	337	10,103
Deposits from credit institutions	8,232	19,263	12,745
Financial liabilities at amortised cost	116,369	79,536	73,127
Of which:
Deposits from central banks	34,996	8,644	22,345
Deposits from credit institutions	81,373	70,892	50,782

	143,138	140,112	142,091

Type:
Reciprocal accounts	604	423	948
Time deposits	82,817	57,233	78,325
Other demand accounts	3,396	2,678	3,341
Repurchase agreements	51,316	78,197	56,818
Central bank credit account drawdowns	5,005	1,580	2,659
Hybrid financial liabilities	—	1	—

	143,138	140,112	142,091

Currency:
Euro	81,044	52,872	58,458
Pound sterling	9,787	25,309	34,720
US dollar	31,175	43,996	37,066
Other currencies	21,132	17,935	11,847

	143,138	140,112	142,091

Both asset and liability balances with central banks have increased after the liquidity injections by the central banks in countries where the Group operates, particularly in the euro zone. The European Central Bank (ECB) has implemented extraordinary monetary policy measures, including a wider range of collateral and three-year liquidity auctions.

The Group continued to go to these auctions and deposit in the ECB most of the funds captured, which has significantly increased the liquidity buffer and improved its structure by replacing short-term maturities with longer term funding. The only Group entity that has a net structural borrowing position from the ECB is Banco Santander Totta, S.A. (close to EUR 4 billion).

Note 51 contains a detail of the residual maturity periods of financial liabilities at amortised cost and of the related average interest rates.

21. Customer deposits

The detail, by classification, geographical area and type, of Customer deposits is as follows:

	Millions of euros
	2011	2010	2009
Classification:
Financial liabilities held for trading	16,574	7,849	4,658
Other financial liabilities at fair value through profit or loss	26,982	27,142	14,636
Financial liabilities at amortised cost	588,977	581,385	487,681

	632,533	616,376	506,975

Geographical area:
Spain	202,022	218,788	170,760
European Union (excluding Spain)	260,529	230,929	199,169
United States and Puerto Rico	43,437	40,855	37,851
Other OECD countries	939	998	1,101
Latin America	125,343	124,334	96,805
Rest of the world	263	472	1,289

	632,533	616,376	506,975

Type:
Demand deposits-
Current accounts	155,455	148,066	135,895
Savings accounts	140,583	136,694	127,941
Other demand deposits	3,179	3,431	3,570
Time deposits-
Fixed-term deposits	257,498	275,629	192,245
Home-purchase savings accounts	174	231	316
Discount deposits	732	448	448
Hybrid financial liabilities	4,594	4,754	5,447
Other term deposits	139	154	212
Notice deposits	1,338	1,316	2,208
Repurchase agreements	68,841	45,653	38,693

	632,533	616,376	506,975

Note 51 contains a detail of the residual maturity periods of financial liabilities at amortised cost and of the related average interest rates.

22. Marketable debt securities

a) Breakdown

The detail, by classification and type, of Marketable debt securities is as follows:

	Millions of euros
	2011	2010	2009
Classification:
Financial liabilities held for trading	77	366	586
Other financial liabilities at fair value through profit or loss	8,185	4,278	4,887
Financial liabilities at amortised cost	189,110	188,229	206,490

	197,372	192,873	211,963

Type:
Bonds and debentures outstanding	185,530	185,869	183,250
Notes and other securities	11,842	7,004	28,713

	197,372	192,873	211,963

At December 31, 2011, 2010 and 2009, none of these issues was convertible into Bank shares or granted privileges or rights which, in certain circumstances, make them convertible into shares (except for the “Valores Santander” issue, which is described in Note 34.a).

Note 51 contains a detail of the residual maturity periods of financial liabilities at amortised cost at 2011, 2010 and 2009 year-end and of the related average interest rates in those years.

b) Bonds and debentures outstanding

The detail, by currency of issue, of Bonds and debentures outstanding is as follows:

				December 31, 2011
				Outstanding	Annual Interest rate (%)
				issue amount
				in foreign
	Millions of euros			currency
Currency of issue	2011	2010	2009	(millions)
Euro	116,590	120,705	122,454	116,590	3.63%
US dollar	28,995	33,680	36,535	37,517	2.21%
Pound sterling	20,483	17,735	13,829	17,110	6.64%
Brazilian real	12,790	7,391	3,768	30,899	7.04%
Chilean peso	3,714	3,777	3,180	2,493,352	4.19%
Other currencies	2,958	2,581	3,484

Balance at end of year	185,530	185,869	183,250

The changes in Bonds and debentures outstanding were as follows:

	Millions of euros
	2011	2010	2009
Balance at beginning of year	185,869	183,250	194,291
Net inclusion of entities in the Group	(6,064)	831	10,760
Of which:
Santander Consumer USA Inc.	(6,025)	831	—
Santander Holdings USA, Inc. (Sovereign Bancorp, Inc.)	—	—	10,759
Issues	91,215	116,239	60,999
Of which:
Santander UK Group
Bonds in other currencies	49,497	24,221	33,257
Bond in pounds sterling	8,301	51,052	4,945
Banco Santander (Brasil) S.A.
Bonds	6,783	3,984	80
Real estate letters of credit	3,927	3,218	2,311
Agricultural letters of credit	1,274	410	458
Santander International Debt, S.A. Sole-Shareholder Company—Bonds	8,635	10,012	2,928
Banco Santander, S.A.
Bonds	3,978	2,110	—
Mortgage-backed bonds—fixed rate	—	2,027	1,500
Banesto
Bonds	1,452	5,979	4,556
Mortgage-backed bonds—fixed rate	600	565	2,807
Banco Santander Totta, S.A.
Mortgage debentures	875	950	1,000
Bonds	359	342	1,520
Banco Santander—Chile—Bonds	874	2,135	859
Santander Consumer Bank, S.p.A.—Bonds—floating rate	650	—	—
SC Private Cars 2010—1 Limited—Asset-backed securities	591	—	—
Santander Consumer Finance, S.A.—Bonds	481	150	—
Santander Holdings USA, Inc.—Bonds	384	—	—
Motor 2011 PLC—Asset-backed securities	320	—	—
Bilkreditt 1Limited—Asset-backed securities	288	—	—
Santander Consumer Bank Spólka Akcyjna—Bonds	213	166	—
Brazil Foreign Diversified Payment Rights Finance Company Asset-backed securities	193	185	—
Santander Consumer USA Inc—Asset-backed securities	—	4,642	—
Santander US Debt, S.A. Sole-Shareholder Company—Debentures—floating rate	—	3,068	1,032
Totta (Ireland), PLC- Bonds—floating rate	—	112	3,380
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander—Bonds	—	10	164
Redemptions and repurchases	(81,395)	(112,730)	(75,614)
Of which:
Santander UK Group	(51,707)	(70,071)	(48,277)
Santander International Debt, S.A. Sole-Shareholder Company	(7,795)	(11,576)	(2,672)
Santander Holdings USA, Inc.	—	(9,652)	—
Banesto	(7,748)	(7,134)	(4,971)
Totta (Ireland), PLC	(112)	(3,380)	(849)
Banco Santander (Brasil) S.A.	(6,102)	(3,116)	(2,278)
Banco Santander, S.A.	(2,968)	(1,965)	(1,545)
Hipottota No. 6 Ltd.	—	(1,818)	—
Santander US Debt, S.A. Sole-Shareholder Company	(1,118)	(1,562)	(13,156)
Banco Santander Totta, S.A.	(2,477)	(1,383)	(1,430)
Santander Consumer USA Inc.	—	(519)	(155)
Banco Santander—Chile	(520)	(228)	—
Santander Consumer Bank S.p.A.	—	(26)	—
Santander Consumer Bank AG	(317)	—	(149)
Santander Consumer Bank Spolka Akcyjna	(167)	—	—
Santander Consumer Finance, S.A.	(150)	—	—
Santander Central Hispano International Limited	—	—	(46)
Exchange differences	(11)	2,098	1,459
Other changes	(4,084)	(3,819)	(8,645)

Balance at the end of the year	185,530	185,869	183,250

c) Notes and other securities

These notes were issued basically by Banco Santander, S.A., Abbey National North America LLC, Abbey National, plc, Santander Holdings USA, Inc. (formerly Sovereign Bancorp, Inc.), Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander, Banesto, Santander Consumer Finance, S.A. and Fondo de Titulización de Activos Santander 2.

d) Guarantees

At December 31, 2011, liabilities secured by financial assets amounted to EUR 113,709 million, the detail being as follows:

	Millions of euros
	2011	2010	2009
Asset-backed securities	37,466	39,279	37,945
Of which: mortgage-backed securities	31,719	28,059	27,481
Other mortgage securities	76,243	65,187	53,994
Of which: mortgage-backed bonds	42,717	41,960	42,204

	113,709	104,466	91,939

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

2.	With respect to issues of mortgage-backed bonds (cédulas hipotecarias), in order to calculate the amount of the qualifying assets, the following transactions are excluded from the total base of the unsecuritised mortgage portfolio:

•	Transactions classified as non-performing, at pre-action stage and at procedural stage.

•	Transactions without appraisal by a specialist valuer.

•	Transactions exceeding 80% of the appraised value in residential financing and 60% in the case of other assets.

•	Second mortgages or mortgages with insufficient collateral.

•	Transactions without insurance or with insufficient insurance.

The other securitizations, including asset-backed securities and notes issued by special-purpose vehicles (SPVs), are secured by:

•	Mortgage loans to individuals to finance the acquisition and refurbishment of homes with an average maturity of more than ten years.

•	Personal consumer finance loans with no specific guarantee and unsecured loans with an average maturity of five years.

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

e) Spanish mortgage-market issues

The members of the boards of directors of the Group hereby state that the Group entities have specific policies and procedures in place to cover all activities relating to the mortgage-market issues launched by the Group, which guarantee strict compliance with the mortgage market regulations applicable to these activities as provided for in Royal Decree 716/2009, of April 24, implementing certain provisions of Mortgage Market Law 2/1981, of March 25, and, by application thereof, in Bank of Spain Circulars 7/2010 and 5/2011, and other financial and mortgage system regulations. Also, financial management defines the Group entities’ funding strategy.

The risk policies applicable to mortgage market transactions envisage maximum loan-to-value (LTV) ratios, and specific policies are also in place adapted to each mortgage product, which occasionally require the application of stricter limits.

The Bank’s general policies in this respect require the repayment capacity of each potential customer (the effort ratio in loan approval) to be analyzed using specific indicators that must be met. This analysis must determine whether each customer’s income is sufficient to meet the repayments of the loan requested. In addition, the analysis of each customer must include a conclusion on the stability over time of the customer’s income considered with respect to the life of the loan. The aforementioned indicator used to measure the repayment capacity (effort ratio) of each potential customer takes into account mainly the relationship between the potential debt and the income generated, considering on the one hand the monthly repayments of the loan requested and other transactions and, on the other, the monthly salary income and other duly supported income.

The Group entities have specialised document comparison procedures and tools for verifying customer information and solvency (see Note 54).

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

In order to comply in full with the legislation, any appraisal provided by the customer is reviewed, irrespective of which appraisal company issues it, to check that the requirements, procedures and methods used to prepare it are formally adapted to the valued asset pursuant to current legislation and that the values reported are customary in the market.

Following is a detail of the face value of the outstanding mortgage loans and credits that support the issuance of mortgage-backed and mortgage bonds. The information at December 31, 2011 required by Bank of Spain Circulars 7/2010 and 5/2011, pursuant to the aforementioned Royal Decree 716/2009, of April 24, is disclosed in the separate financial statements of each of the Spanish Group entities subject to this legislation.

Millions of euros
Face value of the outstanding mortgage loans and credits that support the issuance of mortgage-backed and mortgage bonds pursuant to Royal Decree 716/2009 (excluding securitised bonds)	87,478
Of which:
Loans eligible to cover issues of mortgage-backed securities	57,212
Transfers of assets retained on balance sheet: mortgage-backed certificates and other securitised mortgage assets	13,094

Mortgage-backed bonds

The mortgage-backed bonds issued by Group entities are securities the principal and interest of which are specifically secured by mortgages, there being no need for registration in the Property Register and without prejudice to the issuer’s unlimited liability.

The mortgage-backed bonds include the holder’s financial claim on the issuer, secured as indicated in the preceding paragraph, and may be enforced to claim payment from the issuer after maturity. The holders of these securities have the status of special preferential creditors vis-à-vis all other creditors (established in Article 1923.3 of the Spanish Civil Code) in relation to all the mortgage loans and credits registered in the issuer’s favour and, where appropriate, in relation to the cash flows generated by the derivative financial instruments associated with the issues.

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

If, due to a timing mismatch, the income received by the insolvent party is insufficient to meet the payments described in the preceding paragraph, the insolvency managers must settle them by realising the replacement assets set aside to cover the issue and, if this is not sufficient, they must obtain financing to meet the mandated payments to the holders of the mortgage-backed bonds, and the finance provider must be subrogated to the position of the bond-holders.

In the event that the measure indicated in Article 155.3 of the Insolvency Law were to be adopted, the payments to all holders of the mortgage-backed bonds issued would be made on a pro-rata basis, irrespective of the issue dates of the bonds.

The outstanding mortgage-backed bonds issued by the Group totalled EUR 42,717 million at December 31, 2011 (all of which were denominated in euros), of which EUR 25,999 million were issued by Banco Santander, S.A.; EUR 15,553 million were issued by Banesto and EUR 1,165 million were issued by Santander Consumer Finance, S.A. The issues outstanding at December 31, 2011 and 2010 are detailed in the separate financial statements of each of these companies.

Mortgage bond issuers have an early redemption option solely for the purpose of complying with the limits on the volume of outstanding mortgage-backed bonds stipulated by mortgage market regulations.

None of the mortgage-backed bonds issued by the Group entities had replacement assets assigned to them.

23. Subordinated liabilities

a) Breakdown

The detail, by currency of issue, of Subordinated liabilities is as follows:

	Millions of euros			December 31, 2011
				Outstanding	Annual interest rate (%)
				issue amount
				in foreign
				currency
Currency of issue	2011	2010	2009	(millions)
Euro	6,848	13,701	16,598	6,848	6.88%
US dollar	5,637	6,259	9,298	7,294	7.37%
Pound sterling	4,568	4,876	6,441	3,816	9.74%
Brazilian real	4,515	4,372	3,490	10,908	11.11%
Other currencies	1,424	1,267	978

Balance at end of year	22,992	30,475	36,805

Of which, preference shares	449	435	430

Note 51 contains a detail of the residual maturity periods of subordinated liabilities at each year-end and of the related average interest rates in each year.

b)	Changes

The changes in Subordinated liabilities were as follows:

	Millions of euros
	2011		2010	2009
Balance at beginning of year	30,475		36,805	38,873
Net inclusion of entities in the Group (Note 3)	99		—	1,598
Bank Zachodni WBK, S.A.	99		—	—
Santander Holdings USA, Inc.	—		—	1,598
Issues	171		287	6,874
Of which:
Banco Santander- Chile	169		206	48
Banco Santander, S.A.	—		73	9
Santander Finance Capital, S.A., Sole-Shareholder Company	—		—	2,463
Santander Finance Preferred, S.A., Sole-Shareholder Company	—		—	1,576
Santander Issuances, S.A., Sole-Shareholder Company	—		—	1,544
Santander International Preferred, S.A., Sole-Shareholder Company	—		—	690
Banesto	—		—	497
Redemptions and repurchases	(8,616)		(7,728)	(9,316)
Of which:
Santander Issuances, S.A., Sole-Shareholder Company	(3,190)		(1,852)	(500)
Santander Finance Capital, S.A., Sole-Shareholder Company	(1,943	)(*)	(1,000)	(2,280)
Santander Central Hispano Issuances Limited	(1,195)		(1,484)	(1,027)
Santander UK plc	(847)		(1,453)	(3,468)
Santander Holdings USA, Inc.	(517)		(148)	—
Banesto	(506)		(17)	(131)
Santander Perpetual, S.A., Sole-Shareholder Company	(35)		(848)	(588)
Banco Santander (Brasil) S.A.	—		(347)	(20)
Banco Santander Totta, S.A.	—		(254)	(25)
Santander Finance Preferred, S.A., Sole-Shareholder Company	—		—	(1,174)
Exchange differences	230		1,161	708
Other changes	633		(50)	(1,932)

Balance at end of year	22,992		30,475	36,805

(*)	On December 30, 2011, 341,802,171 new shares were issued (3.837% of the share capital) as part of the repurchase offer made to the holders of Series X preference shares issued by Santander Finance Capital, S.A., Sole-Shareholder Company (see Note 31).

c)	Other disclosures

This item includes the preference shares (participaciones preferentes) and other financial instruments issued by the consolidated companies which, although equity for legal purposes, do not meet the requirements for classification as equity (preference shares).

The preference shares do not carry any voting rights and are non-cumulative. They were subscribed to by non-Group third parties and, except for the shares of Santander UK plc referred to below, are redeemable at the discretion of the issuer, based on the terms and conditions of each issue.

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

Except for those described in Note 34.a, at December 31, 2011 none of these issues was convertible into Bank shares or granted privileges or rights which, in certain circumstances, might make them convertible into shares.

At December 31, 2011, Santander UK plc had a GBP 200 million subordinated issue which is convertible, at Santander UK plc’s option, into preference shares of Santander UK plc, at a price of GBP 1 per share. Also, in 2010 the Group launched an issue of bonds mandatorily exchangeable for shares of Banco Santander (Brasil), S.A. (see Note 34).

The accrued interest on the subordinated liabilities amounted to EUR 1,940 million in 2011 (2010: EUR 2,230 million; 2009: EUR 2,354 million).

24. Other financial liabilities

The detail of Other financial liabilities is as follows:

	Millions of euros
	2011	2010	2009
Trade payables	1,249	2,080	1,902
Clearing houses	1,330	1,485	735
Tax collection accounts:
Tax payables	1,949	2,106	1,915
Factoring accounts payable	390	416	449
Unsettled financial transactions	3,656	3,183	2,754
Other financial liabilities	9,647	10,074	11,848

	18,221	19,344	19,603

Note 51 contains a detail of the residual maturity periods of other financial assets and liabilities at each year-end.

25. Provisions

a)	Breakdown

The detail of Provisions is as follows:

	Millions of euros
	2011	2010	2009
Provision for pensions and similar obligations	9,045	9,519	10,629
Provisions for taxes and other legal contingencies	3,663	3,670	3,283
Provisions for contingent liabilities and commitments (Note 2):	659	1,030	642
Of which: due to country risk	11	19	18
Other provisions	2,205	1,441	2,979

Provisions	15,572	15,660	17,533

b)	Changes

The changes in Provisions were as follows:

	Millions of euros
	2011				2010				2009
		Contingent				Contingent				Contingent
		liabilities and	Other			liabilities and	Other			liabilities and	Other
	Pensions	commitments	provisions	Total	Pensions	commitments	provisions	Total	Pensions	commitments	provisions	Total
Balances at beginning of year	9,519	1,030	5,111	15,660	10,629	642	6,262	17,533	11,198	679	5,860	17,737
Net inclusion of entities in the Group	71	4	(71)	4	—	4	8	12	44	125	(26)	143
Additions charged to income:
Interest expense and similar charges (Note 39)	357	—	—	357	481	—	—	481	482	—	—	482
Personnel expenses (Note 47)	138	—	—	138	146	—	—	146	176	—	—	176
Period provisions	198	(153)	2,556	2,601	188	69	876	1,133	339	46	1,407	1,792
Other additions arising from insurance contracts linked to pensions	7	—	—	7	(29)	—	—	(29)	(30)	—	—	(30)
Payments to pensioners and pre-retirees with a charge to internal provisions	(1,051)	—	—	(1,051)	(1,258)	—	—	(1,258)	(1,191)	—	—	(1,191)
Insurance premiums paid	(2)	—	—	(2)	(3)	—	—	(3)	(1)	—	—	(1)
Payments to external funds	(614)	—	—	(614)	(1,205)	—	—	(1,205)	(594)	—	—	(594)
Amount used	—	—	(1,473)	(1,473)	—	—	(3,364)	(3,364)	—	—	(1,412)	(1,412)
Transfers, exchange differences and other changes	422	(222)	(255)	(55)	570	315	1,329	2,214	206	(208)	433	431

Balances at end of year	9,045	659	5,868	15,572	9,519	1,030	5,111	15,660	10,629	642	6,262	17,533

c)	Provision for pensions and similar obligations

The detail of Provisions for pensions and similar obligations is as follows:

	Millions of euros
	2011	2010	2009
Provisions for post-employment plans—Spanish entities	5,215	5,247	5,443
Of which: defined benefit	5,211	5,244	5,439
Provisions for other similar obligations—Spanish entities	2,781	3,273	3,851
Of which: pre-retirements	2,769	3,262	3,842
Provisions for post-employment plans—Santander UK plc	36	28	496
Provisions for post-employment plans and other similar obligations—Other foreign subsidiaries	1,013	971	839
Of which: defined benefit	1,006	966	829

Provisions for pensions and similar obligations	9,045	9,519	10,629

i. Spanish entities—Post-employment plans and other similar obligations

At December 31, 2011, 2010 and 2009, the Spanish entities had post-employment benefit obligations under defined contribution and defined benefit plans. In addition, in various years some of the consolidated entities offered certain of their employees the possibility of taking pre-retirement and, therefore, provisions are recognized each year for the obligations to employees taking pre-retirement -in terms of salaries and other employee benefit costs- from the date of their pre-retirement to the date of effective retirement.

The expenses incurred in respect of contributions to defined contribution plans amounted to EUR 50 million in 2011 (2010: EUR 47 million; 2009: EUR 44 million).

The amount of the defined benefit obligations was determined on the basis of the work performed by independent actuaries using the following actuarial techniques:

1.	Valuation method: projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

2.	Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	Post-employment plans			Other similar obligations
	2011	2010	2009	2011	2010	2009
Annual discount rate	4.00%	4.0%	4.0%	4.0%	4.0%	4.0%
Mortality tables	GRM/F-95 (PERM/F-2000 in the case of Banesto)	GRM/F-95 (PERM/F-2000 in the case of Banesto)	GRM/F-95 (PERM/F-2000 in the case of Banesto)	GRM/F-95 (PERM/F-2000 in the case of Banesto)	GRM/F-95 (PERM/F-2000 in the case of Banesto)	GRM/F-95 (PERM/F-2000 in the case of Banesto)
Cumulative annual CPI growth	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%
Annual salary increase rate	2.50% (2.9% in the case of Banesto)	2.50% (2.9% in the case of Banesto)	2.50% (2.9% in the case of Banesto)	n/a	n/a	n/a
Annual social security pension increase rate	1.5%	1.5%	1.5%	n/a	n/a	n/a
Annual benefit increase rate	n/a	n/a	n/a	0% to 1.5%	0% to 1.5%	0% to 1.5%

The discount rate used is that required by Spanish legislation for measuring similar obligations, which is published annually by the Directorate-General of Insurance (Resolution of January 3, 2011). The maximum rate to be used in 2011 was set at 4.82%. This figure relates to 100% of the average interest rates of Government bonds for the last quarter of the year prior to that in which the rate is applicable.

3.	The estimated retirement age of each employee is the first at which the employee is entitled to retire or the agreed-upon age, as appropriate.

The fair value of insurance contracts was determined as the present value of the related payment obligations, taking into account the following assumptions:

	Post-employment plans			Other similar obligations
	2011	2010	2009	2011	2010	2009
Expected rate of return on plan assets	4.0%	4.0%	4.0%	—	—	—
Expected rate of return on reimbursement rights	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%

The funding status of the defined benefit obligations in 2011 and the four preceding years is as follows:

	Millions of euros
	Post-employment plans					Other similar obligations
	2011	2010	2009	2008	2007	2011	2010	2009	2008	2007
Present value of the obligations:
To current employees	1,533	1,240	1,200	1,273	1,259	—	—	—	—	—
Vested obligations to retired employees	4,367	4,471	4,708	4,828	4,876	—	—	—	—	—
To pre-retirees	—	—	—	—	—	2,769	3,262	3,842	4,158	3,950
Long-service bonuses and other obligations	—	—	—	—	—	7	8	9	8	50
Other	185	181	183	181	174	5	3	—	—	1

	6,085	5,892	6,091	6,282	6,309	2,781	3,273	3,851	4,166	4,001
Less-
Fair value of plan assets	177	183	184	193	192	—	—	—	—	—
Unrecognized actuarial (gains)/losses	690	457	462	489	487	—	—	—	—	—
Unrecognized past service cost	7	8	6	7	4	—	—	—	—	—

Provisions—Provisions for pensions	5,211	5,244	5,439	5,593	5,626	2,781	3,273	3,851	4,166	4,001

Of which:
Internal provisions for pensions	3,065	3,025	3,086	3,153	3,114	2,781	3,272	3,848	4,159	3,987
Insurance contracts linked to pensions (Note 14)	2,146	2,220	2,353	2,440	2,512	—	1	3	7	14

The amounts recognized in the consolidated income statement in relation to the aforementioned defined benefit obligations are as follows:

	Millions of euros
	Post-employment plans			Other similar obligations
	2011	2010	2009	2011	2010	2009
Current service cost	52	52	55	1	1	1
Interest cost	215	215	226	117	139	153
Expected return on plan assets	(7)	(7)	(7)	—	—	—
Expected return on insurance contracts linked to pensions	(86)	(90)	(95)	—	—	—
Extraordinary charges (credits)-
Actuarial (gains)/losses recognized in the year	1	3	10	(3)	(14)	38
Past service cost	25	40	29	—	28	—
Pre-retirement cost	2	1	(19)	55	10	257
Other	(7)	(21)	(51)	—	(10)	—

	195	193	148	170	154	449

The changes in the present value of the accrued defined benefit obligations were as follows:

	Millions of euros
	Post-employment plans			Other similar obligations
	2011	2010	2009	2011	2010	2009
Present value of the obligations at beginning of year	5,892	6,091	6,282	3,273	3,851	4,166
Current service cost	52	52	55	1	1	1
Interest cost	215	215	226	117	139	153
Pre-retirement cost	2	1	(19)	55	10	257
Effect of curtailment/settlement	(7)	(21)	(51)	—	(10)	—
Benefits paid	(330)	(465)	(383)	(666)	(732)	(765)
Past service cost	24	42	29	—	28	—
Actuarial (gains)/losses	235	(32)	(52)	(3)	(14)	38
Other	2	9	4	4	—	1

Present value of the obligations at end of year	6,085	5,892	6,091	2,781	3,273	3,851

The changes in the fair value of plan assets and of insurance contracts linked to pensions were as follows:

Plan assets

	Millions of euros
	Post-employment plans
	2011	2010	2009
Fair value of plan assets at beginning of year	183	184	193
Expected return on plan assets	7	7	7
Actuarial gains/(losses)	(5)	(1)	(4)
Contributions	2	3	(1)
Benefits paid	(10)	(10)	(11)

Fair value of plan assets at end of year	177	183	184

Insurance contracts linked to pensions

	Millions of euros
	Post-employment plans			Other similar obligations
	2011	2010	2009	2011	2010	2009
Fair value of insurance contracts linked to pensions at beginning of year	2,220	2,353	2,440	1	3	7
Expected return on insurance contracts (Note 38)	86	90	95	—	—	—
Actuarial gains/(losses)	6	(28)	(31)	—	—	—
Premiums paid	(16)	(39)	7	—	—	—
Benefits paid	(150)	(156)	(158)	(1)	(2)	(4)

Fair value of insurance contracts linked to pensions at end of year	2,146	2,220	2,353	—	1	3

In 2012 the Group expects to make contributions in Spain to fund its defined benefit pension obligations for amounts similar to those made in 2011.

The plan assets and the insurance contracts linked to pensions are instrumented through insurance policies.

The following table shows the estimated benefits payable at December 31, 2011 for the next ten years:

Millions of euros
2012	1,069
2013	920
2014	849
2015	759
2016	669
2017 to 2021	2,354

ii. United Kingdom

At the end of each of the last three years, the businesses in the United Kingdom had post-employment benefit obligations under defined contribution and defined benefit plans. The expenses incurred in respect of contributions to defined contribution plans amounted to EUR 35 million in 2011 (2010: EUR 55 million; 2009: EUR 22 million).

The amount of the defined benefit obligations was determined on the basis of the work performed by independent actuaries using the following actuarial techniques:

1.	Valuation method: projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

2.	Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	2011	2010	2009
Annual discount rate	4.95%	5.45%	5.75%
Mortality tables	103 S1 Light TMC	103 S1 Light TMC	PX92MC C2009
Cumulative annual CPI growth	3.10%	3.5%	3.4%
Annual salary increase rate	3.10%	3.5%	3.4%
Annual pension increase rate	3.00%	3.4%	3.3%

The funding status of the defined benefit obligations in 2011 and the four preceding years is as follows:

	Millions of euros
	2011	2010	2009	2008	2007
Present value of the obligations	8,467	7,824	7,116	5,445	6,248

Less-
Fair value of plan assets	8,496	7,617	5,910	4,591	4,913
Unrecognized actuarial (gains)/losses	824	767	787	202	60

Provisions—Provisions for pensions	(853)	(560)	419	652	1,275

Of which:
Internal provisions for pensions	36	28	496	744	1,275
Net assets for pensions	(889)	(588)	(77)	(92)	—

The amounts recognized in the consolidated income statement in relation to the aforementioned defined benefit obligations are as follows:

	Millions of euros
	2011	2010	2009
Current service cost	46	43	72
Interest cost	417	416	367
Expected return on plan assets	(448)	(370)	(320)
Extraordinary charges (credits):
Actuarial (gains)/losses recognized in the year	5	22	—
Past service cost	—	—	(1)

	20	111	118

The changes in the present value of the accrued defined benefit obligations were as follows:

	Millions of euros
	2011	2010	2009
Present value of the obligations at beginning of year	7,824	7,116	5,445
Current service cost	46	43	72
Interest cost	417	416	367
Past service cost	—	—	(1)
Benefits paid	(236)	(241)	(261)
Actuarial (gains)/losses	169	244	1,050
Exchange differences and other items	247	246	444

Present value of the obligations at end of year	8,467	7,824	7,116

The changes in the fair value of the plan assets were as follows:

	Millions of euros
	2011	2010	2009
Fair value of plan assets at beginning of year	7,617	5,910	4,591
Expected return on plan assets	448	370	320
Actuarial gains/(losses)	122	273	364
Contributions	294	1,121	564
Benefits paid	(236)	(241)	(261)
Exchange differences and other changes	251	184	332

Fair value of plan assets at end of year	8,496	7,617	5,910

In 2012 the Group expects to make contributions to fund these obligations for amounts similar to those made in 2011.

The main categories of plan assets as a percentage of total plan assets are as follows:

	2011	2010	2009
Equity instruments	30%	34%	39%
Debt instruments	54%	58%	54%
Properties	2%	1%	1%
Other	14%	7%	6%

The expected return on plan assets was determined on the basis of the market expectations for returns over the duration of the related obligations.

The following table shows the estimated benefits payable at December 31, 2011 for the next ten years:

Millions
of euros
2012	259
2013	276
2014	294
2015	314
2016	335
2017 to 2021	2,055

iii. Other foreign subsidiaries

Certain of the consolidated foreign entities have acquired commitments to their employees similar to post-employment benefits.

At December 31, 2011, 2010 and 2009, these entities had defined contribution and defined benefit post-employment benefit obligations. The expenses incurred in respect of contributions to defined contribution plans amounted to EUR 53 million in 2011 (2010: EUR 49 million; 2009: EUR 48 million).

The actuarial assumptions used by these entities (discount rates, mortality tables and cumulative annual CPI growth) are consistent with the economic and social conditions prevailing in the countries in which they are located.

The funding status of the obligations similar to post-employment benefits and other long-term benefits in 2011 and the four preceding years is as follows:

	Millions of euros
	2011	2010	2009	2008	2007
Present value of the obligations	11,245	11,062	9,078	6,735	7,264

Less-
Fair value of plan assets	9,745	10,176	8,497	6,307	6,725
Unrecognized actuarial (gains)/losses	1,393	667	632	386	134
Unrecognized past service cost	8	—	3	—	—

Provisions—Provisions for pensions	99	219	(54)	42	405

Of which:
Internal provisions for pensions	1,006	966	829	688	821
Net assets for pensions	(621)	(396)	(425)	(418)	(239)
Unrecognized net assets for pensions	(286)	(351)	(458)	(228)	(177)

In January 2007 Banco do Estado de São Paulo, S.A.- Banespa (which merged with Banco Santander Banespa, S.A. on August 31, 2006) externalised a portion of the pension obligations to employees for which it still recognized an internal fund and for this purpose arranged an external plan or fund managed by Banesprev. As a result of this externalisation, the related assets and liabilities were transferred to Banesprev, and Provisions—Provisions for pensions and similar obligations at December 31, 2007 included the present value of the aforementioned obligations, net of the fair value of the related plan assets and the net unrecognized cumulative actuarial gains and/or losses.

In December 2011 the Portuguese financial institutions, including Banco Santander Totta, S.A., transferred in part their pension obligations to the social security authorities. As a result, Banco Santander Totta, S.A. transferred the related assets and liabilities and Provisions—Provisions for pensions and similar obligations at December 31, 2011 included the present value of the obligations, net of the fair value of the related plan assets and the net unrecognized cumulative actuarial gains and/or losses.

The amounts recognized in the consolidated income statement in relation to these obligations are as follows:

	Millions of euros
	2011	2010	2009
Current service cost	39	50	49
Interest cost	1,031	939	736
Expected return on plan assets	(968)	(851)	(672)
Extraordinary charges (credits):
Actuarial (gains)/losses recognized in the year	174	83	73
Pre-retirement cost	24	31	9
Other	(77)	11	(10)

	223	263	185

The changes in the present value of the accrued obligations were as follows:

	Millions of euros
	2011	2010	2009
Present value of the obligations at beginning of year	11,062	9,078	6,735
Net inclusion of entities in the Group	71	—	68
Current service cost	39	50	49
Interest cost	1,031	939	736
Pre-retirement cost	24	31	9
Effect of curtailment/settlement	(5)	(8)	(209)
Benefits paid	(739)	(717)	(587)
Past service cost	9	17	3
Actuarial (gains)/losses	553	585	830
Exchange differences and other items	(800)	1,087	1,444

Present value of the obligations at end of year	11,245	11,062	9,078

The changes in the fair value of the plan assets were as follows:

	Millions of euros
	2011	2010	2009
Fair value of plan assets at beginning of year	10,176	8,497	6,307
Net inclusion of entities in the Group	—	—	49
Expected return on plan assets	968	851	672
Actuarial gains/(losses)	(353)	351	449
Contributions	353	130	158
Benefits paid	(674)	(646)	(533)
Exchange differences and other items	(725)	993	1,395

Fair value of plan assets at end of year	9,745	10,176	8,497

In 2012 the Group expects to make contributions to fund these obligations for amounts similar to those made in 2011.

The main categories of plan assets as a percentage of total plan assets are as follows:

	2011	2010	2009
Equity instruments	4%	9%	12%
Debt instruments	85%	86%	83%
Properties	3%	1%	1%
Other	8%	4%	4%

The expected return on plan assets was determined on the basis of the market expectations for returns over the duration of the related obligations.

The following table shows the estimated benefits payable at December 31, 2011 for the next ten years:

Millions of euros
2012	735
2013	767
2014	800
2015	835
2016	873
2017 to 2021	5,207

d)	Provisions for taxes and other legal contingencies and Other provisions

The balances of Provisions—Provisions for taxes and other legal contingencies and Provisions—Other provisions, which include, inter alia, provisions for restructuring costs and tax-related and non-tax-related proceedings, were estimated using prudent calculation procedures in keeping with the uncertainty inherent to the obligations covered. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, these obligations have no fixed settlement period and, in other cases, are based on the legal proceedings in progress.

The detail of Provisions for taxes and other legal contingencies and Other provisions is as follows:

	Millions of euros
	2011	2010	2009
Recognized by Spanish companies	680	840	828
Recognized by other EU companies	1,523	536	537
Recognized by other companies	3,665	3,735	4,897
Of which:
Brazil	3,364	3,664	3,428

	5,868	5,111	6,262

e)	Litigation

i. Tax-related proceedings

At December 31, 2011, the main tax-related proceedings concerning the Group were as follows:

•

“Mandados de Segurança” filed by Banco Santander (Brasil) S.A. and certain Group companies in Brazil challenging the increase in the rate of Brazilian social contribution tax on net income from 9% to 15% stipulated by Interim Measure 413/2008, ratified by Law 11,727/2008.

•	“Mandados de Segurança” filed by certain Group companies in Brazil claiming their right to pay the Brazilian social contribution tax on net income at a rate of 8% and 10% from 1994 to 1998.

•

“Mandados de Segurança” filed by Banco Santander (Brasil) S.A. and other Group entities claiming their right to pay the Brazilian PIS and COFINS social contributions only on the income from the provision of services. In the case of Banco Santander Brasil, S.A., the “Mandado de Segurança” was declared unwarranted and an appeal was filed at the Federal Regional Court. In September 2007 the Federal Regional Court found in favor of Banco Santander Brasil, S.A., but the Brazilian authorities appealed against the judgment at the Federal Supreme Court. In the case of Banco ABN AMRO Real, S.A. (currently Banco Santander (Brasil) S.A.), in March 2007 the court found in its favor, but the Brazilian authorities appealed against the judgment at the Federal Regional Court, which handed down a decision partly upholding the appeal in September 2009. Banco Santander (Brasil) S.A. filed an appeal at the Federal Supreme Court.

•

Real Leasing, S.A. Arrendamiento Mercantil and Banco Santander (Brasil), S.A. have filed various administrative and legal claims in connection with the deductibility of the provision for doubtful debts for 1995. The former shareholders of the entity from which the tax authorities have demanded payment agreed to assume the liability in connection with this claim.

•

Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in several administrative and legal proceedings against various municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services.

•

In addition, Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in several administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration.

•

In December 2008 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to income tax (IRPJ and CSL) for 2002 to 2004. The tax authorities took the view that Banco Santander (Brasil) S.A. did not meet the necessary legal requirements to be able to deduct the amortization of the goodwill arising on the acquisition of Banespa (currently Banco Santander (Brasil) S.A.). Banco Santander (Brasil) S.A. filed an appeal against the infringement notice at Conselho Administrativo de Recursos Fiscais (“CARF”), which on October 21, 2011 unanimously decided to render the infringement notice null and void. The tax authorities may appeal against this decision at a higher administrative instance. In June 2010 the Brazilian tax authorities issued infringement notices in relation to this same matter for 2005 to 2007. Banco Santander (Brasil) S.A. filed an appeal against these procedures at CARF. Based on the advice of its external legal counsel and in view of the recent decision by CARF, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defense arguments to appeal against the infringement notice. Accordingly, the risk of incurring a loss is remote. Consequently, no provisions have been recognized in connection with these proceedings because this matter should not affect the consolidated financial statements.

•

In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros S.A. (Brasil), as the successor by merger to ABN AMRO Brasil Dois Participaçoes, S.A., in relation to income tax (IRPJ and CSL) for 2005. The tax authorities questioned the tax treatment applied to a sale of shares of Real Seguros, S.A. made in that year. The aforementioned entity filed an appeal against the infringement notice. Banco Santander (Brasil), S.A. is responsible for any adverse outcome in this process as a former controller of Santander Seguros, S.A. (Brasil). Also, the Brazilian tax authorities issued infringement notices against Banco Santander (Brasil) S.A. in connection with income tax (IRPJ and CSL), questioning the tax treatment applied to the economic compensation received under the contractual guarantees provided by the sellers of the former Banco Meridional. The aforementioned entity filed an appeal against the infringement notice. On November 23, 2011, CARF unanimously decided to render null and void an infringement notice relating to 2002 with regard to the same matter. In February 2012 this decision was declared non appealable for year 2002. Proceedings relating to tax years 2003 to 2006 are ongoing.

•

A claim was filed against Abbey National Treasury Services plc by tax authorities abroad in relation to the refund of certain tax credits and other associated amounts. A favorable judgment at first instance was handed down in September 2006, although the judgment was appealed against by the tax authorities in January 2007 and the court found in favor of the latter in June 2010. Abbey National Treasury Services plc appealed against this decision at a higher court and in December 2011 the tax authorities confirmed their intention to file the related pleadings. The higher court hearing took place in April 2012 the judgement found in favor of the tax authorities upholding their appeal. Abbey National Treasury Services plc are evaluating the impact of this judgement.

•

Legal action brought by Sovereign Bancorp, Inc. (currently Santander Holdings USA, Inc.) claiming its right to take a foreign tax credit in connection with taxes paid outside the United States for fiscal years 2003 to 2005 in relation to financing transactions carried out with an international bank. In addition, if the outcome of this legal action is favorable to Santander Holdings USA, Inc., the amounts paid in relation to this matter with respect to 2006 and 2007 would also have to be refunded.

At the date of approval of these consolidated annual financial statements certain other less significant tax-related proceedings were also in progress.

ii. Non-tax-related proceedings

At December 31, 2011, the main non-tax-related proceedings concerning the Group were as follows:

•	Customer remediation: claims associated with the sale by Santander UK of certain financial products (principally payment protection insurance) to its customers.

The provisions recorded by Santander UK in respect of customer remediation comprise the estimated cost of making redress payments with respect to the past sales of products. In calculating the customer remediation provision, management’s best estimate of the provision was calculated based on conclusions regarding the number of claims that will be received, of those, the number that will be upheld, and the estimated average settlement per case.

Payment protection insurance is a UK insurance product offering payment protection on unsecured personal loans (and credit cards). The nature and profitability of the product has changed materially since 2008, in part due to customer and regulatory pressure. The product was sold by all UK banks – the mis-selling issues are predominantly related to business written before 2009.

On July 1, 2008, the UK Financial Ombudsman Service (“FOS”) referred concerns regarding the handling of PPI complaints to the UK FSA as an issue of wider implication. On September 29, 2009 and March 9, 2010, the FSA issued consultation papers on PPI complaints handling. The FSA published its Policy Statement on August 10, 2010, setting out evidential provisions and guidance on the fair assessment of a complaint and the calculation of redress, as well as a requirement for firms to reassess historically rejected complaints which had to be implemented by December 1, 2010.

On October 8, 2010, the British Bankers’ Association (“BBA”), the principal trade association for the UK banking and financial services sector, filed on behalf of certain financial institutions (which did not include Santander UK) an application for permission to seek judicial review against the FSA and the FOS. The BBA sought an order quashing the FSA Policy Statement and an order quashing the decision of the FOS to determine PPI sales in accordance with the guidance published on its website in November 2008. The Judicial Review was heard in January 2011 and on April 20, 2011 judgment was handed down by the High Court dismissing the BBA’s application.

Santander UK did not participate in the legal action undertaken by other UK banks and has been consistently making provisions and settling claims with regards to PPI complaints liabilities since they began to increase in recent years. However, a detailed review of the provision was performed in the first half of the year in light of current conditions, including the High Court ruling in April 2011, the BBA’s subsequent decision not to appeal it and the consequent increase in actual claims levels. As a result, the provision has been revised to reflect the new information.

There are still a number of uncertainties as to the eventual costs from any such contact and/or redress given the inherent difficulties of assessing the impact of detailed implementation of the Policy Statement for all PPI complaints, uncertainties around the ultimate emergence period for complaints, the availability of supporting evidence and the activities of claims management companies, all of which will significantly affect complaints volumes, uphold rates and redress costs.

In this context, in the first half of 2011 the Group recognized a provision, with a post-tax effect on results of €620 million (GBP538 million), which was calculated on the basis of an estimate of the number of claims that will be received, of the number of claims that will be upheld and of the estimated average amount of compensation in each case, in line with what other UK banks had done.

•

Lanetro, S.A. (currently Zed Worldwide, S.A.): claim (ordinary lawsuit no. 558/2002) filed by Lanetro, S.A. against Banco Santander, S.A. at the Madrid Court of First Instance no. 34, requesting that the Bank comply with the obligation to subscribe to €30.05 million of a capital increase at the plaintiff.

On December 16, 2003, a judgment was handed down dismissing the plaintiff’s request. The subsequent appeal filed by Lanetro, S.A. was upheld by a decision of the Madrid Provincial Appellate Court on October 27, 2006.

In a decision handed down on March 30, 2010, the Supreme Court dismissed an extraordinary appeal against procedural infringements and partly upheld a cassation appeal filed in both cases by the Bank against the decision of the Madrid Provincial Appellate Court.

Zed Worldwide, S.A. requested the court-ordered enforcement of the decision. On January 25, 2011, the court issued an order to enforce the decision handed down by the Madrid Provincial Appellate Court, whereby the Bank has to subscribe to 75.1 million shares at their par value of €0.4 per share, totaling €30.05 million. Zed Worldwide, S.A. filed an appeal for reconsideration of the order enforcing the decision, which the Bank opposed. On May 23, 2011, the Bank was served notice of the decision of May 6, 2011, dismissing the appeal for reconsideration and upholding the order of January 25, 2011. On July 14, 2011, Zed Worldwide, S.A. filed an appeal against the decision dismissing the previous appeal for reconsideration; in this regard, the Bank has duly appeared and filed a notice of opposition.

•

Proceeding under Civil Procedure Law filed by Galesa de Promociones, S.A. (“Galesa”) against the Bank at the Elche Court of First Instance no. 5, Alicante (case no. 1946/2008). The claim sought damages amounting to €51,396,971.43 as a result of a judgment handed down by the Supreme Court on November 24, 2004 setting aside a summary mortgage proceeding filed by the Bank against the plaintiff company, which concluded in the foreclosure by the Bank of the mortgaged properties and their subsequent sale by the Bank to third-party buyers. The judgment of the Supreme Court ordered the reversal of the court foreclosure proceeding to prior to the date on which the auctions were held, a circumstance impossible to comply with due to the sale of the properties by the Bank to the aforementioned third parties, which prevented the reincorporation of the properties to the debtor company’s assets and their re-auction.

The damages claimed are broken down as follows: (i) €18,428,076.43 relating to the value of the property auctioned; (ii) €32,608,895 relating to the loss of profit on the properties lost by the plaintiff, which was prevented from continuing its business activity as a property developer; and (iii) €360,000 relating to loss of rental income.

On March 2, 2010, the court of first instance handed down a decision partly upholding both the claim filed against the Bank and the counterclaim, ordering the Bank to pay the plaintiff €4,458,960.61, and Galesa to pay the Bank €1,428,075.70, which resulted in a net loss of €3,030,874.91 for the Bank. Two appeals against this decision were filed on May 31, 2010, one by Galesa and the other by the Bank. On November 11, 2010, the Alicante Provincial Appellate Court handed down a decision upholding the appeal filed by the Bank and dismissing the appeal brought by Galesa, as a result of which and by way of offsetting the indemnity obligations payable by each party, the Bank became a creditor of Galesa in the amount €400,000.

Galesa filed a cassation appeal with the Supreme Court against this decision, which was given leave to proceed in an order dated October 11, 2011, and the Bank submitted a notice of opposition.

•

Declaratory large claims action brought at the Madrid Court of First Instance no. 19 (case no. 87/2001) in connection with a claim filed by Inversión Hogar, S.A. against the Bank. This claim sought the termination of a settlement agreement entered into between the Bank and the plaintiff on December 11, 1992.

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

On July 30, 2007, the Madrid Provincial Appellate Court handed down a decision upholding in full the appeal filed by the Bank, reversing the judgment issued at first instance and dismissing the appeal filed by Inversión Hogar, S.A. On completion of the clarification procedure, Inversión Hogar, S.A. and its subsidiaries filed a cassation appeal against the aforementioned decision and an extraordinary appeal for procedural infringements at the Civil Division of the Supreme Court, which issued an order on December 1, 2009, admitting for consideration the appeals filed by Inversión Hogar S.A. and subsidiaries. On October 18, 2011, a judgment was handed down declaring that the appeals filed were not admissible. The appellants filed various applications for clarification of the judgment, challenges and a motion for annulment, which were dismissed. The appellants have subsequently filed new requests and reconsideration appeals.

•

Claim in an ordinary proceeding filed by Inés Arias Domínguez and a further 17 persons against Santander Investment, S.A. at Madrid Court of First Instance no. 13 (case no. 928/2007), seeking damages of approximately €43 million, plus interest and costs. The plaintiffs, who were former shareholders of Yesocentro, S.A. (Yesos y Prefabricados del Centro, S.A.), alleged that Santander Investment, S.A. breached the advisory services agreement entered into on October 19, 1989 between the former Banco Santander de Negocios, S.A. and the plaintiffs, in relation to the sale of shares owned by the plaintiffs to another company called Invercámara, S.A. This claim was contested by Santander Investment, S.A. on November 5, 2007.

After the declaration of the stay of the proceeding based on civil prejudgement decreed by the ordinary court resolution dated September 11, 2008 which was confirmed by the County Court of Madrid resolution dated May 24, 2010, pre-trial hearing has taken place on the April 16, 2012.

•

After the Madrid Provincial Appellate Court had rendered null and void the award handed down in the previous arbitration proceeding, on September 8, 2011 Banco Santander, S.A. filed a new request for arbitration with the Secretary of the Spanish Arbitration Court against the business entity DELFORCA 2008, Sociedad de Valores, S.A. (formerly Gaesco Bolsa Sociedad de Valores S.A.), claiming €66,418,077.27 that the latter owes Banco Santander, S.A. as a result of the early termination of the financial transaction framework agreement entered into by the aforementioned company and Banco Santander, S.A. and of the financial transactions performed under the agreement. This arbitration proceeding is currently in progress.

Additionally, Mobilaria Monesa, S.L. (parent of the former Gaesco) filed a claim against Banco Santander, S.A. at Santander Court of First Instance no. 5, reproducing the claims discussed and resolved in the aforementioned arbitration proceeding, a circumstance which was brought to the Court’s attention in the notice of opposition thereto filed by the Bank.

This proceeding was stayed by the Santander Provincial Appellate Court in an order dated December 20, 2010 due to the Court admitting the preliminary civil ruling grounds claimed by the Bank.

The above stay continues to be in effect due to an order dated October 11, 2011 by Santander Court of First Instance no. 5, based on the new arbitration proceeding brought by Banco Santander, S.A. An appeal was filed against this order by DELFORCA 2008, Sociedad de Valores S.A. at the Santander Provincial Appellate Court.

Finally, by resolution stated by court order of first instance number 1 of Madrid, has been admitted an application –legal proceeding 398/2012, action-a-law suit DELFORCA 2008 against Banco Santander S.A.- in claim of an indeterminate sum, for the purpose of compensation of damages, derived from the performance of Banco Santander with regards to the declaration of the early termination od Financial Transaction Framework Agreement (CMOF) entered into between the above mentioned company and the Bank, as well as the financial transactions covered by the agreement. The Bank in the process of pleading against the said law suit.

The Group considers that the risk of loss arising as a result of these matters is remote and, accordingly, it has not recognized any provisions in connection with these proceedings.

•

Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: a claim was filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity’s Bylaws in the event that the entity obtained a profit and that the distribution of this profit, in the form of this bonus, were approved by the board of directors. The bonus was not paid in 1994 and 1995 since the bank did not make a profit and partial payments were made from 1996 to 2000 in variable percentages as agreed by the board of directors, and the relevant clause was eliminated from the Bylaws in 2001. In September 2005 the Regional Labor Court ordered Banco Santander Banespa, Cia. de Arrendamiento Mercantil (currently Banco Santander (Brasil) S.A.) to pay the half-yearly bonus and the bank subsequently lodged an appeal at the High Labor Court. A decision was handed down on June 25, 2008 which ordered the bank to pay the half-yearly bonus from 1996 onwards for a maximum amount equivalent to the share in the profits. Appeals against this decision were filed at the High Labor Court and the Supreme Federal Court. The High Labor Court ordered the aforementioned half-yearly bonus to be paid. The Supreme Court rejected the extraordinary appeal of the Bank by a monocratic decision maintaining the earlier condemnation. Santander brought Regimental Appeal which awaits decision by the Supreme Court. The Regimental Appeal is an internal appeal filed in the Supreme Court itself, in order to refer the monocratic decision to a group of five ministers.

•

“Planos economicos”: Like the rest of the banking system, Santander Brasil has been the subject of claims from customers, mostly depositors, and of class actions brought for a common reason by consumer protection associations and the public prosecutor’s office, among others, in connection with the possible effects of certain legislative changes relating to differences in the monetary adjustments to interest on bank deposits and other inflation-linked contracts (planos económicos). The plaintiffs considered that their vested rights in relation to the inflationary adjustments had been impaired due to the immediate application of these adjustments. In April 2010, the High Court of Justice set the statute of limitations period for these class actions at five years, as claimed by the banks, rather than twenty years, as sought by the plaintiffs, which will significantly reduce the number of actions of this kind brought and the amounts claimed in this connection. As regards the substance of the matter, the decisions issued to date have been adverse for the banks, although two proceedings have been brought at the High Court of Justice and the Supreme Federal Court with which the matter is expected to be definitively settled. In August 2010, the High Court of Justice handed down a decision finding for the plaintiffs in terms of substance, but excluding one of the planos from the claim, thereby reducing the claimed amount, and confirming the five-year statute of limitations period for these class actions. Shortly thereafter, the Supreme Federal Court issued an injunctive relief order whereby all the proceedings in progress in this connection were stayed until this court issues a final decision on the matter. Consequently, enforcement of the aforementioned decision handed down by the High Court of Justice was also stayed.

•

Proceeding under Civil Procedure Law (case no. 1043/2009) conducted at Madrid Court of First Instance no. 26, following a claim brought by Banco Occidental de Descuento, Banco Universal, C.A. against the Bank for USD 150,000,000 in principal plus USD 4,656,164 in interest, upon alleged termination of an escrow contract. On October 7, 2010, the Bank was served notice of a decision dated October 1, 2010 which upheld the claim filed by Banco Occidental de Descuento, Banco Universal, C.A. without a ruling being issued in relation to court costs. Both the plaintiff and the defendant filed appeals to a superior court: the plaintiff in connection with the decision not to award costs and the Bank in connection with the rest of the decision. Both parties also filed notices of opposition against the appeal filed by the other party, and appeared at the Provincial Appellate Court.

In addition, on March 29, 2011 the Bank filed a notice of opposition against the specific measures provisionally enforcing the judgment. The Bank’s opposition to the aforementioned measures was upheld in a decision dated September 5, 2011.

•

On January 26, 2011, notice was served on the Bank of an ancillary insolvency claim to annul acts detrimental to the assets available to creditors as part of the voluntary insolvency proceedings of Mediterráneo Hispa Group S.A. at the Murcia Commercial Court no. 2. The aim of the principal action is to request annulment of the application of the proceeds obtained by the company undergoing insolvency from an asset sale and purchase transaction involving €31,704,000 in principal and €2,711,567.02 in interest. On November 24, 2011, the hearing was held with the examination of the proposed evidence. On February 29, 2012, final evidence was produced.

•

The bankruptcy of various Lehman Group companies was made public on September 15, 2008. Various customers of Santander Group were affected by this situation since they had invested in securities issued by Lehman or in other products which had such assets underlying the securities.

On November 12, 2008, the Group announced the implementation of a solution (which was of a strictly commercial, exceptional nature and did not imply any admission of mis-selling) for holders of one of the products sold -Seguro Banif Estructurado- issued by the insurance company Axa Aurora Vida, which had as its underlying security a bond issued and guaranteed by Lehman.

The solution involved replacing the Lehman issuer risk with the issuer risk of Santander Group subsidiaries. The exchange period ended on December 23, 2008. As a result of the exchange, at 2008 year-end a loss of €46 million was recognized in the consolidated income statement (€33 million after tax).

In February 2009 the Group offered a similar solution to other customers affected by the Lehman bankruptcy. The cost of this transaction, before tax, was €143 million (€100 million after tax), which were recognized in the consolidated income statement for 2008.

Certain claims have been filed in relation to this matter. The Bank’s directors and its legal advisers consider that the various Lehman products were sold in accordance with the applicable legal regulations at the time of each sale or subscription and that the fact that the Group acted as intermediary did not give rise to any liability in relation to the insolvency of Lehman. Accordingly, the risk of loss is considered to be remote.

•

The intervention, on the grounds of alleged fraud, of Bernard L. Madoff Investment Securities LLC (“Madoff Securities”) by the SEC took place in December 2008. The exposure of customers of the Group through the subfund Optimal Strategic US Equity (“Optimal Strategic”) was €2,330 million, of which €2,010 million related to institutional investors and international private banking customers, and the remaining €320 million were in the investment portfolios of the Group’s private banking customers in Spain, who were qualifying investors.

On January 27, 2009, the Group announced its decision to offer a solution to those of its private banking customers who had invested in Optimal Strategic and had been affected by the alleged fraud. This solution, which was applied to the principal amount invested, net of redemptions, totaled €1,380 million. It consisted of a replacement of assets whereby the private banking customers could exchange their investments in Optimal Strategic US for preference shares to be issued by the Group for the aforementioned amount, with an annual coupon of 2% and a call option that could be exercised by the issuer in year ten. At December 31, 2008, the Group determined that these events had to be considered to be adjusting events after the reporting period, as defined in IAS 10.3, because they provided evidence of conditions that existed at the end of the reporting period and, therefore, taking into account IAS 37.14, it recognized the pre-tax cost of this transaction for the Group (€500 million -€350 million after tax-) under Gains/Losses on financial assets and liabilities in the consolidated income statement for 2008.

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

At the time of the intervention, Madoff Securities was a broker-dealer authorized, registered and supervised by the SEC and was also authorized as an investment advisor by the US Financial Industry Regulatory Authority. As the SEC itself has stated, Madoff Securities had been regularly inspected by the aforementioned supervisory body in recent years, and at no time was its reputation and solvency questioned by the market or by the US supervisory authorities.

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

On May 26, 2009, two funds managed by Optimal Investment Services, S.A. (“OIS”), an indirect subsidiary of Banco Santander, S.A., announced that they had entered into an agreement with Irving H. Picard, the court-appointed trustee for the liquidation of Madoff Securities. Under the agreement, the trustee allowed the funds’ claims in the liquidation proceeding and reduced his clawback demands on the funds by the amounts withdrawn by the latter from Madoff Securities, in the 90 days prior to bankruptcy, which US legislation allows him to claim, in exchange for the partial payment of those demands by the funds. The funds are Optimal Strategic U.S. Equity Limited and Optimal Arbitrage Limited. These are the only Optimal funds that had accounts at Madoff Securities.

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

In April 2011, by means of a corporate operation, the funds Optimal Multiadvisors Ltd / Optimal Strategic US Equity Series, Optimal Multiadvisors Ireland plc / Optimal Strategic US Equity Ireland Euro Fund and Optimal Multiadvisors Ireland plc / Optimal Strategic US Equity Ireland US Dollar Fund offered unitholders the possibility of voluntarily liquidating their units and shares in these funds in exchange for shares in a special purpose vehicle in the Bahamas (SPV Optimal SUS Ltd., the “SPV”) to which Optimal Strategic US Equity Ltd., the company through which the aforementioned funds held their assets, assigned in full the claim recognized by the trustee of the Madoff Securities liquidation, mentioned previously, the nominal amount of which totaled USD 1,540,141,277.60 and became part of the assets of the SPV.

This arrangement enabled the investors to take direct control of their proportional part of the claim against the insolvency estate of Madoff Securities and also enabled them to sell their claim directly or by means of a sales procedure through a private auction organized by OIS.

As a result of this transaction, 1,021 million shares of the 1,539 million issued by the SPV are now directly owned by the unitholders of the three aforementioned Optimal Strategic US Equity funds that accepted the exchange of their units in the fund for shares of the SPV. Furthermore, 991 million of those 1,021 million shares were sold in the subsequent private auction organized by OIS, while 30 million opted not to participate in the auction. The remaining fund unitholders decided to maintain their units in the funds and not participate in the transaction.

The price reached in the auction of the SPV shares was equal to 72.14% of the amount of the claim against Madoff Securities, which meant that those unitholders were able to recover approximately 35% of the value of their investment in the Optimal Strategic US Equity funds at October 30, 2008.

The Santander Group, as a unitholder of the Optimal Strategic US Equity funds, opted to accept the exchange and subsequent partial sale of a portion of its units in the funds, and it recognized in the 2011 income statement, as a result of the cash proceeds from that sale, a recovery of approximately €249 million of the initial loss.

At December 31, 2011, the Santander Group held an interest of approximately 20% in the SPV through the Optimal Strategic US Equity fund.

At the date hereof, certain claims have been filed in relation to this matter. The Group is currently assessing the appropriate legal action to be taken. As indicated above, the Group considers that it has at all times exercised due diligence and that these products have always been sold in a transparent way pursuant to applicable legislation and established procedures. Therefore, except for the three cases in which the decisions handed down partially upheld the claim based on the particular circumstances of these cases (which have been appealed against by the Bank), no provisions were recognized for the other claims since the risk of loss is considered remote.

•

On December 17, 2010, the Bank of New York Mellon Trust Company, National Association (“the Trustee”) filed a complaint in the U.S. District Court for the Southern District of New York (the “NY Court”) solely as the trustee for the Trust for Preferred Income Equity Redeemable Securities (“PIERS”) under an indenture dated September 1, 1999, as amended, against Santander Holdings USA, Inc. (formerly Sovereign Bancorp, Inc.) (“Sovereign”). The complaint asserts that the acquisition of Sovereign by Banco Santander on January 31, 2009 constituted a “change of control” under the Trust PIERS.

If the acquisition is deemed to constitute a “change of control” in accordance with the definitions applicable to the Trust PIERS, Sovereign would be obliged to pay a considerably higher interest rate on the Sovereign subordinated debentures held in trust for the holder of the Trust PIERS and the principal amount of the debentures would accrete to USD 50 per debenture as of the effective date of the “change of control”. Under the Trust PIERS, no “change of control” occurs if, among other reasons, the consideration in the acquisition consisted of shares of common stock traded on a national securities exchange. Banco Santander, S.A. issued American Depositary Shares (ADSs) in relation to the acquisition that were traded on the New York Stock Exchange.

The increased rate in the event of a “change of control” is defined in the indenture as the greater of (i) 7.41% per annum; and (ii) the rate determined by a reference agent in accordance with a process established in the indenture.

There is no “change of control” under the Trust PIERS indenture, among other reasons, if the consideration for the acquisition consisted of shares of common stock listed on a national securities market. Banco Santander issued American Depositary Shares (ADSs) in relation to the acquisition that were traded and continue to be traded on the New York Stock Exchange.

The NY Court was asked to declare that the acquisition of Sovereign was a “change of control” under the Indenture and seeks damages equal to the interest that the complaint alleges, should have been paid by Sovereign to the Trust PIERS holders. On December 13, 2011, the NY Court issued its decision granting the Trustee’s motion for summary judgment and denying the cross-motion filed by Sovereign. The NY Court ruled that the term “common stock” used in the “change of control” provision of the Indenture did not include ADSs and, therefore, a “change of control” had occurred. The NY Court referred the matter of the calculation of damages to a magistrate judge. This inquest on damages is unlikely to be concluded before June 2012. A final judgment that may be appealed will not enter until damages are determined.

At December 31, 2011, the Group had recognized provisions for the estimated amount of the contingency with third parties (USD 139 million), which includes the accrued interest at 7.410% from January 31, 2009 to December 31, 2011 and the value of accreting the debentures to par (USD 50). In its Application for Damages submitted on March 16, 2012, the Trustee claims that the reset rate under the Indenture should be 13.61%, which if accepted by the NY Court would increase the impact of the unfavorable outcome described above. The Trustee requests damages in excess of USD 277,707,040 for unpaid back interest (USD 277,707,040 representing unpaid back interest through March 12, 2012) plus approximately USD 2,000,000 in legal fees. The Group’s liability would be 40.53% of the total claim, percentage which represents the contingency with third parties.

On April 16, Sovereign submitted a response to the Trustee’s Damages Application, arguing that the reset rate should be in no event higher than 8.31%. The magistrate has yet to schedule a hearing as to damages. The Group continues to assert that the acquisition of Sovereign by Banco Santander did not constitute a “change of control” under the Trust PIERS Indenture and that the Trustee’s damages are exaggerated. Accordingly, Sovereign intends to appeal the NY Court’s finding that the acquisition was a “change of control” and the damages assessed, upon completion of the inquest and entry of a final judgment against Sovereign.

The Bank and its subsidiaries are from time to time subject to certain claims and parties to certain legal proceedings incidental to the normal course of its business, including in connection with the Group’s lending activities, relationships with the Group’s employees and other commercial or tax matters.

Uncertainties exist about what the eventual outcome of these pending matters will be, what the timing of the ultimate resolution of these matters will be or what the eventual loss, fines or penalties related to each pending matter may be particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in early stages of discovery.

Considering all available information, the Bank believes that at 2011, 2010 and 2009 year-end the Group had reliably estimated the obligation related to each proceeding and had recognized adequate provisions, when required, that reasonably cover the liabilities that might arise from these tax-related and non-tax-related proceedings and believes that liabilities related to such claims and proceedings should not have, in the aggregate, a material adverse effect on the Group’s business, financial condition, or results of operations.

The total amount of payments made by the Group arising from litigation in 2011, 2010 and 2009 is not material with respect to these consolidated financial statements.

26.	Other liabilities

The detail of Other liabilities is as follows:

	Millions of euros
	2011	2010	2009
Transactions in transit	866	321	326
Accrued expenses and deferred income	5,413	4,891	5,439
Other	3,237	2,388	1,860

	9,516	7,600	7,625

27.	Tax matters

a)	Consolidated Tax Group

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

b)	Years open for review by the tax authorities

At December 31, 2011, the Consolidated Tax Group had the years from 2005 to 2011 open for review in relation to the main taxes applicable to it.

The other entities have the corresponding years open for review, pursuant to their respective tax regulations.

The tax audit of 2003 and 2004 for the main taxes applicable to the Consolidated Tax Group was completed in April 2010. Most of the tax assessments issued were signed on a contested basis.

In 2011 there were no developments with a significant impact in connection with the tax disputes at various instances which were pending resolution at December 31, 2010.

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

The reconciliation of the income tax expense calculated at the domestic tax rate applicable in Spain (30%) to the income tax expense recognized and the detail of the effective tax rate are as follows:

	Millions of Euros
	2011	2010	2009
Consolidated profit before tax:
From continuing operations	7,939	12,052	10,588
From discontinued operations	(23)	(25)	46

	7,916	12,027	10,634

Taxation at Spain corporation tax rate (30%)	2,375	3,608	3,190

Effect of taxing foreign jurisdictions results at different statutory tax rates (*)	390	270	102
Of which, from
Brazil	390	441	278
United Kingdom	(52)	(52)	(40)
United States of America	113	64	2
Chile	(112)	(129)	(102)
Effect of profit on associates and joint ventures	(17)	(5)	—

Tax impact of intra-group transfer of subsidiary (1)	—	—	(450)
Gains not subject to tax (2)	(262)	—	(728)
Tax deduction in Brazil of its local goodwill	(534)	(626)	(551)
Local tax effect of transactions eliminated in the consolidation process	(268)	(304)	(299)
Permanent differences	93	(18)	(42)

Current income tax	1,777	2,925	1,222

Effective tax rate	22.45%	24.32%	11.49%

Of which:
Continuing operations	1,776	2,923	1,207
Discontinued operations	1	2	15
Of which:
Current tax	3,211	2,610	2,082
Deferred taxes	(1,434)	315	(860)
Taxes paid in the year	1,924	2,078	1,527

(*)	Determined by applying the difference between the statutory tax rate in Spain and the statutory tax rate at the corresponding jurisdiction to the result contributed to the Group by the entities operating in the corresponding jurisdiction
(1)	Tax effect in Spain of the reincorporation merger and the statutory share exchange for the acquisition of 100% capital in Sovereign Group.
(2)	Tax effect of the transfer of SC USA (see note 3.b.xvii) in 2011 and of gains arising in 2009 from the public offering of Banco Santander Brasil, S.A. (see Note 3.b.vi), the exchange of issues (see Note 44) and the sale of Attijariwafa Bank Société Anonyme (see Note 50).

d)	Tax recognized in equity

In addition to the income tax recognized in the consolidated income statement, the Group recognized the following amounts in consolidated equity:

	Millions of euros
	2011	2010	2009
Net tax credited (charged) to equity:
Measurement of available-for-sale fixed-income securities	396	387	(373)
Measurement of available-for-sale equity securities	51	134	35
Measurement of cash flow hedges	69	70	106
Measurement of entities accounted for using the equity method	4	—	—

	520	591	(232)

e)	Deferred taxes

Tax assets in the consolidated balance sheets includes debit balances with the Spanish Public Treasury relating to deferred tax assets. Tax liabilities includes the liability for the Group’s various deferred tax liabilities.

The detail of Tax assets—Deferred and Tax liabilities—Deferred is as follows:

	Millions of euros
	2011	2010	2009
Tax assets:	17,761	17,089	15,827
Of which:
Banco Santander (Brasil) S.A.	4,138	3,572	3,410
Santander Holdings USA, Inc.	1,506	1,933	1,925
Santander UK Group	431	656	909
Pre-retirements	866	887	989
Other pensions	692	806	910
Valuation adjustments	1,017	1,265	602
Tax liabilities:	3,073	4,312	3,667
Of which:
Banco Santander (Brasil) S.A.	458	626	553
Santander UK Group	268	409	405
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander	121	275	65
Santander Holdings USA, Inc.	120	128	107
Santander Consumer Bank AG	102	85	92
Valuation adjustments	547	678	744

The detail of the deferred tax assets and liabilities at December 31, 2011, on the basis of their expected recovery/payment, is as follows:

Millions of euros
Deferred tax assets	17,761
That do not depend on the Group’s ability to generate future profit	12,007
That depend on the Group’s ability to generate future profit	5,754
Deferred tax liabilities	(3,073)

Net	2,681

The changes in Tax Assets—Deferred and Tax Liabilities—Deferred in the last three years were as follows:

	Millions of euros
	Balances at December 31, 2010	(Charge)/ credit to income	Foreign currency balance translation differences and other items	(Charge)/ Credit to asset and liability revaluation reserve	Acquisitions for the year (net)	Balances at December 31, 2011
Deferred tax assets	17,089	1,081	(198)	(17)	(194)	17,761
Deferred tax liabilities	(4,312)	353	784	103	(1)	(3,073)

	12,777	1,434	586	86	(195)	14,688

	Millions of euros
	Balances at December 31, 2009	(Charge)/ Credit to income	Foreign currency balance translation differences and other items	(Charge)/ Credit to asset and liability revaluation reserve	Acquisitions for the year (net)	Balances at December 31, 2010
Deferred tax assets	15,827	72	882	233	75	17,089
Deferred tax liabilities	(3,667)	(387)	(381)	122	1	(4,312)

	12,160	(315)	501	355	76	12,777

	Millions of euros
	Balances at December 31, 2008	(Charge)/ Credit to income	Foreign currency balance translation differences and other items	(Charge)/ Credit to asset and liability revaluation reserve	Acquisitions for the year (net)	Balances at December 31, 2009
Deferred tax assets	14,644	895	(1,736)	(165)	2,189	15,827
Deferred tax liabilities	(3,464)	(35)	246	(307)	(107)	(3,667)

	11,180	860	(1,490)	(472)	2,082	12,160

f)	Other disclosures

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

a)	Breakdown

The detail, by Group company, of Equity—Non-controlling interests is as follows:

	Millions of euros
	2011	2010	2009
Banco Santander (Brasil) S.A.	3,606	3,557	2,571
Banco Santander — Chile	916	512	383
Banesto	573	504	555
Grupo Financiero Santander, S.A. B de C.V.	5	6	787
Santander BanCorp	—	—	35
Other companies	557	397	402

	5,657	4,976	4,733

Profit for the year attributable to non-controlling interests	788	921	470
Of which:
Banco Santander (Brasil) S.A.	517	539	114
Banco Santander—Chile	183	175	135
Banesto	3	57	27
Grupo Financiero Santander, S.A. B de C.V.	2	130	160
Santander BanCorp	—	2	3
Other companies	83	18	31

	6,445	5,897	5,203

b)	Changes

The changes in Non-controlling interests are summarised as follows:

	Millions of euros
	2011	2010	2009
Balance at beginning of year	5,897	5,203	2,415
Changes in scope of consolidation (*)	132	105	27
Change in proportion of ownership interest	405	(731)	(1)
Valuation adjustments (including exchange differences)	(403)	793	416
Dividends paid to non-controlling interests	(431)	(400)	(233)
Changes in capital (**) and other items	57	6	2,109
Profit for the year attributable to non-controlling interests	788	921	470

Balance at end of year	6,445	5,897	5,203

(*)	Including mainly business combinations amounting to EUR 162 million at December 31, 2011.
(**)	In 2009 including mainly the non-controlling interests arising from the initial public offering of Banco Santander (Brasil) S.A. launched by the Group amounting to EUR 2,360 million at the closing exchange rate (see Note 3). This change is also shown as a capital increase in the consolidated statement of changes in total equity for 2009.

As described in Note 3, in 2010 the Bank acquired non-controlling interests previously held by third parties in Grupo Financiero Santander, S.A. de C.V. and Santander BanCorp, which led to a total reduction of EUR 1,223 million in the balance of Non-controlling interests. Also, in the third quarter of 2010 the Group sold 2.616% of Banco Santander (Brasil) S.A.’s share capital. The selling price amounted to EUR 867 million, which gave rise to increases of EUR 162 million in Reserves and EUR 790 million in Non-controlling interests, and a decrease of EUR 85 million in Valuation adjustments—Exchange differences.

In addition, as described in Note 3, in 2011 the Group sold 9.72% of the share capital of Banco Santander—Chile. The selling price amounted to USD 1,241 million, which gave rise to increases of EUR 434 million in Reserves and EUR 373 million in Non-controlling interests.

The foregoing changes are shown in the consolidated statement of changes in total equity.

29.	Valuation adjustments

The balances of Valuation adjustments include the amounts, net of the related tax effect, of the adjustments to assets and liabilities recognized temporarily in equity through the consolidated statement of recognized income and expense until they are extinguished or realised, when they are recognized definitively as shareholders’ equity through the consolidated income statement. The amounts arising from subsidiaries and jointly controlled entities are presented, on a line by line basis, in the appropriate items according to their nature.

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

Valuation adjustments—Available-for-sale financial assets includes the net amount of unrealised changes in the fair value of assets classified as available-for-sale financial assets (see Notes 7 and 8).

The breakdown, by type of instrument and geographical origin of the issuer, of Valuation adjustments—Available-for-sale financial assets at December 31, 2011 and 2010 is as follows:

	Millions of euros
	December 31, 2011				December 31, 2010				December 31, 2009
	Revaluation gains	Revaluation losses	Net revaluation gains/ (losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/ (losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/ (losses)	Fair value
Debt instruments
Government debt securities and debt instruments issued by central banks
Spain	125	(1,175)	(1,050)	29,976	272	(1,797)	(1,525)	27,050	250	(10)	240	28,208
Rest of Europe	18	(507)	(489)	4,959	19	(229)	(210)	3,871	17	(4)	13	3,996
Latin America and rest of the world	426	(48)	378	22,058	503	(211)	292	27,785	172	(135)	37	26,409
Private-sector debt securities	264	(352)	(88)	24,596	461	(347)	114	20,983	390	(165)	225	20,677

	833	(2,082)	(1,249)	81,589	1,255	(2,584)	(1,329)	79,689	829	(314)	515	79,289

Equity instruments
Domestic
Spain	68	(91)	(23)	1,433	82	(326)	(244)	1,878	86	(282)	(197)	2,478
International
Rest of Europe	111	(160)	(49)	1,279	47	(266)	(219)	1,325	—	(192)	(192)	1,734
United States	94	(35)	59	1,032	71	(32)	39	1,550	83	(5)	79	1,168
Latin America and rest of the world	352	(67)	285	1,280	543	(39)	504	1,793	655	(215)	440	1,952

	625	(353)	272	5,024	743	(663)	80	6,546	824	(694)	130	7,331
Of which:
Listed	424	(255)	170	2,745	569	(552)	17	4,089	667	(668)	(1)	5,877
Unlisted	201	(98)	103	2,279	174	(111)	63	2,457	157	(26)	131	1,455

	1,458	(2,435)	(977)	86,613	1,998	(3,247)	(1,249)	86,235	1,653	(1,008)	645	86,621

At each reporting date the Group assesses whether there is any objective evidence that the instruments classified as available-for-sale (debt securities and equity instruments) are impaired.

This assessment includes but is not limited to an analysis of the following information: i) the issuer’s economic and financial position, the existence of default or late payment, analysis of the issuer’s solvency, the evolution of its business, short-term projections, trends observed with respect to its earnings and, if applicable, its dividend distribution policy; ii) market-related information such as changes in the general economic situation, changes in the issuer’s sector which might affect its ability to pay; iii) changes in the fair value of the security analyzed, analysis of the origins of such changes—whether they are intrinsic or the result of the general uncertainty concerning the economy or the country—and iv) independent analysts’ reports and forecasts and other independent market information.

In the case of equity instruments, when the changes in the fair value of the instrument under analysis are assessed, the duration and significance of the fall in its market price below cost for the Group is taken into account. As a general rule, for these purposes the Group considers a significant fall to be a 40% drop in the value of the asset and/or a continued fall over a period of 18 months. Nevertheless, it should be noted that the Group assesses, on a case-by-case basis each of the securities that have suffered losses, and monitors the performance of their prices, recognising an impairment loss as soon as it is considered that the recoverable amount could be affected, even though the price may not have fallen by the percentage or for the duration mentioned above.

If, after the above assessment has been carried out, the Group considers that the presence of one or more of these factors could affect recovery of the cost of the asset, an impairment loss is recognized in the income statement for the amount of the loss in equity under Valuation adjustments. Also, where the Group does not intend and/or is not able to hold the investment for a sufficient amount of time to recover the cost, the instrument is written down to its fair value.

At the end of 2011 the Group performed the assessment described above and recognized in the consolidated income statement impairment losses of EUR 125 million in respect of debt instruments (2010: EUR 14 million; 2009: EUR 42 million) and of EUR 704 million in respect of equity instruments (2010: EUR 319 million; 2009: EUR 494 million). The impairment losses recognized on debt instruments in 2011 included EUR 106 million relating to Greek sovereign debt. In addition, the impairment losses recognized on equity instruments in 2011 included EUR 592 million relating to the impairment of the ownership interests in Iberdrola, S.A. and Assicurazioni Generali SpA. These equity instruments had suffered a significant and prolonged fall in price at December 31, 2011.

At the end of 2011, 70.1% of the losses recognized under Valuation adjustments—Available-for-sale financial assets arising from debt securities had been incurred in more than twelve months. Most of the losses on government debt securities recognized in the Group’s equity (approximately 96.9% of the total) related to the decline in value of Spanish and Portuguese government debt securities. This decline in value was not prompted by interest rate changes but rather by an increase in the credit risk spreads due to debt market tensions exacerbated by the interventions of Ireland, Greece and Portugal; there had not been any default on payments of interest nor was there any evidence that the issuers would fail to continue to meet their payment obligations in the future, with respect both to principal and interest, and thus prevent recovery of the carrying amount of such securities.

At the end of 2011, 80% of the losses recognized under Valuation adjustments—Available-for-sale financial assets arising from equity instruments had been incurred in more than twelve months. After carrying out the aforementioned assessment, the Group concluded that, given its ability and intention to hold the securities in the long term, it did not expect the factors giving rise to the decline in value described above to have an impact on future cash flows and, therefore, no impairment loss was required to be recognized at year-end.

b)	Cash flow hedges

Valuation adjustments—Cash flow hedges includes the gains or losses attributable to hedging instruments that qualify as effective hedges. These amounts will remain under this heading until they are recognized in the consolidated income statement in the periods in which the hedged items affect it (see Note 11).

Accordingly, amounts representing valuation losses will be offset in the future by gains generated by the hedged instruments.

c)	Hedges of net investments in foreign operations and Exchange differences

Valuation adjustments—Hedges of net investments in foreign operations includes the net amount of changes in the value of hedging instruments in hedges of net investments in foreign operations, for the portion of these changes considered as effective hedges (see Note 11).

Valuation adjustments—Exchange differences includes the net amount of exchange differences arising on non-monetary items whose fair value is adjusted against equity and the differences arising on the translation to euros of the balances of the consolidated entities whose functional currency is not the euro (see Note 2.a).

The changes in 2010 and 2011 reflect the effect arising from the appreciation or depreciation of foreign currencies, mainly of sterling and the Brazilian real. Of the change in the balance in the two years, a loss of EUR 771 million in 2011 and a gain of EUR 1,640 million in 2010 related to the measurement of goodwill.

The detail, by country, of Valuation adjustments—Hedges of net investments in foreign operations and Valuation adjustments—Exchange differences is as follows:

	Millions of euros
	2011	2010	2009
Net balance at end of year	(3,208)	(894)	(3,555)
Of which:
Arising on consolidation:
Subsidiaries:	(3,208)	(891)	(3,558)
Brazil Group	713	2,750	1,125
Chile Group	23	301	(89)
Mexico Group	(1,217)	(452)	(1,011)
Santander UK Group	(2,405)	(3,196)	(2,965)
Other	(322)	(294)	(618)
Associates	—	(3)	3

d)	Entities accounted for using the equity method

Valuation adjustments—Entities accounted for using the equity method includes the amounts of valuation adjustments recognized in equity arising from associates.

The net changes in Valuation adjustments—Entities accounted for using the equity method were as follows:

	Millions of euros
	2011	2010	2009
Balance at beginning of year	—	—	(148)
Revaluation gains (losses)	(38)	—	—
Transfers	(57)	—	148

Balance at end of year	(95)	—	—

Of which:
Metrovacesa	(34)	—	—
ZS Insurance América, S.L.	(14)	—	—

30.	Shareholders’ equity

Shareholders’ equity includes the amounts of equity contributions from shareholders, accumulated profit or loss recognized through the consolidated income statement, and components of compound financial instruments having the substance of permanent equity. Amounts arising from subsidiaries are presented in the appropriate items based on their nature.

The changes in Shareholders’ equity are presented in the consolidated statement of changes in total equity. Significant information on certain items of Shareholders’ equity and the changes therein in 2011 is set forth below.

31.	Issued capital

a)	Changes

At December 31, 2008, the share capital consisted of 7,994,059,403 shares with a total par value of EUR 3,997 million.

On January 28, 2009, the shareholders at the general meeting of Sovereign Bancorp, Inc. approved its acquisition by the Bank and on January 30, 2009 the Bank increased capital through the issue of 161,546,320 ordinary shares for an effective amount (par value plus premium) of EUR 1,302 million.

Additionally, after completion on October 5, 2009 of the period for the voluntary conversion of “Valores Santander” into shares, and in accordance with the terms established in the related prospectus, on October 13, 2009, 257,647 new shares were issued to cater for this exchange.

On November 2, 2009, the bonus issue through which the “Santander Dividendo Elección” programme is instrumented took place, whereby 72,962,765 shares (0.89% of the share capital) relating to bonus share rights were issued in the proportion of one new share for 91 existing shares, for an amount of EUR 36.5 million.

On October 7, 2010, after completion on October 4, 2010 of the period for the voluntary conversion of “Valores Santander” into shares, and in accordance with the terms established in the related prospectus, 11,582,632 new shares were issued to cater for the conversion of 33,544 debt securities.

On November 2, 2010, the bonus issue through which the “Santander Dividendo Elección” programme is instrumented took place, whereby 88,713,331 shares (1.08% of the share capital) were issued, corresponding to a capital increase of EUR 44 million.

Following these transactions, at December 31, 2010 the Bank’s share capital consisted of 8,329,122,098 shares with a par value of EUR 4,164.5 million.

On February 1, 2011, the bonus issue through which the “Santander Dividendo Elección” programme (see Note 4) is instrumented took place, whereby 111,152,906 shares (1.33% of the share capital) relating to bonus share rights were issued in the proportion of one new share for 65 existing shares, for an amount of EUR 55.5 million.

Additionally, on October 7, 2011, after completion on October 3, 2011 of the period for the voluntary conversion of “Valores Santander” into shares, and in accordance with the terms established in the prospectus, 1,223,457 new shares were issued to cater for this exchange.

On November 2, 2011, the bonus issue through which the “Santander Dividendo Elección” programme is instrumented took place, whereby 125,742,571 shares (1.49% of the share capital) were issued, corresponding to a capital increase of EUR 62.8 million.

Finally, 341,802,171 new shares (3.837% of the share capital) with a par value of EUR 171 million and a share premium of EUR 1,773 million were issued on December 30, 2011 within the framework of the repurchase offer aimed at the holders of Series X preference shares issued by Santander Finance Capital, who, upon accepting this offer, irrevocably requested to subscribe new shares of the Bank for the amount received by them in the repurchase.

At December 31, 2011, the Bank’s share capital consisted of 8,909,043,203 shares with a par value of EUR 4,454.5 million.

The Bank’s shares are listed on the Spanish Stock Market Interconnection System and on the New York, London, Milan, Lisbon, Buenos Aires and Mexico Stock Exchanges, and all of them have the same features and rights. At December 31, 2011, the only shareholders listed in the Bank’s shareholders register with ownership interests of more than 3% were State Street Bank & Trust (with an 8.34% holding), Chase Nominees Limited (with a 7.97% holding), EC Nominees Ltd. (with a 6.46% holding) and The Bank of New York Mellon (with a 5.55% holding). These ownership interests are held on behalf of customers, and the Bank is not aware of any of these ultimate shareholders individually holding a stake of 3% or more.

b)	Other considerations

The shareholders at the annual general meeting held on June 19, 2009 authorized additional share capital of EUR 2,038.9 million, of which EUR 171 million were used in the repurchase offer announced by the Bank on December 2, 2011, aimed at the holders of Series X preference shares issued by Santander Finance Capital, who, upon accepting this offer, irrevocably requested to subscribe new shares of the Bank for the amount received by them in the repurchase. The Bank’s directors have until June 19, 2012 to carry out capital increases up to this limit. The resolution empowers the board to fully or partially disapply the pre-emption right in accordance with the terms of Article 308 of the Spanish Limited Liability Companies Law (Ley de Sociedades de Capital).

The shareholders at the annual general meeting of June 17, 2011 resolved to increase the Bank’s capital by a par value of EUR 500 million and granted the board the broadest powers to set the date and establish the terms and conditions of this capital increase within one year from the date of the aforementioned annual general meeting. If the board does not exercise the powers delegated to it within the period established by the annual general meeting, these powers will be rendered null and void.

In addition, the aforementioned annual general meeting authorized the board to issue fixed-income securities, convertible into or exchangeable for shares of the Bank, for up to a total of EUR 8,000 million or the equivalent amount in another currency. The Bank’s directors have until June 17, 2016 to execute this resolution.

At December 31, 2011, the shares of the following companies were listed on official stock markets: Banco Santander Río, S.A.; Banco Santander Colombia, S.A.; Grupo Financiero Santander, S.A. B de C.V.; Banco Santander—Chile; Cartera Mobiliaria, S.A., SICAV; Santander Chile Holding S.A.; Banco Santander (Brasil) S.A.; Banco Español de Crédito, S.A. and Bank Zachodni WBK S.A.

At December 31, 2011, the number of Bank shares owned by third parties and managed by Group management companies (mainly portfolio, collective investment undertaking and pension fund managers) was 29.1 million, which represented 0.33% of the Bank’s share capital. In addition, the number of Bank shares owned by third parties and received as security was 71.1 million (equal to 0.80% of the Bank’s share capital).

At December 31, 2011, the capital increases in progress at Group companies and the additional capital authorized by their shareholders at the respective general meetings were not material at Group level (see Appendix V).

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

The increase in the balance of Share premium in 2011 and 2010 relates to the capital increases detailed in Note 31.a. Also, in 2011 an amount of EUR 24 million was transferred from the Share premium account to the Legal reserve (2010: EUR 10 million) (see Note 33.b.i).

33.	Reserves

a)	Definitions

Shareholders’ equity—Reserves—Accumulated reserves includes the net amount of the accumulated profit or loss recognized in previous years through the consolidated income statement that, in the distribution of profit, was appropriated to equity, and the own equity instrument issuance expenses and the differences between the selling price of treasury shares and the cost of acquisition thereof.

Shareholders’ equity—Reserves of entities accounted for using the equity method includes the net amount of the accumulated profit or loss generated in previous years by entities accounted for using the equity method, recognized through the consolidated income statement.

b)	Breakdown

The detail of Accumulated reserves and Reserves of entities accounted for using the equity method is as follows:

	Millions of euros
	2011	2010	2009
Accumulated reserves:
Restricted reserves-
Legal reserve	857	833	822
Reserve for treasury shares	821	737	532
Revaluation reserve Royal Decree-Law 7/1996	43	43	43
Reserve for retired capital	11	11	11
Voluntary reserves (*)	1,246	1,745	2,282
Consolidation reserves attributed to the Bank	7,107	6,652	6,752
Reserves at subsidiaries	22,836	18,234	14,098

	32,921	28,255	24,540
Reserves of entities accounted for using the equity method:
Associates	59	52	68

	32,980	28,307	24,608

(*)	Include the reserves stipulated by Article 150 of the Consolidated Spanish Limited Liability Companies Law (Ley de Sociedades de Capital) for an amount equal to the loans granted by Group companies to third parties for the acquisition of treasury shares.

i.	Legal reserve

Under the Consolidated Spanish Limited Liability Companies Law, 10% of net profit for each year must be transferred to the legal reserve. These transfers must be made until the balance of this reserve reaches 20% of the share capital. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount.

In 2011 the Bank transferred EUR 24 million (2010: EUR 10 million) from the Share premium account to the Legal reserve, as a result of which, after the capital increases described in Note 31 had been carried out, the reserve was still EUR 34 million short of reaching 20% of share capital (see Note 4).

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

The balance of Revaluation reserve Royal Decree-Law 7/1996 can be used, free of tax, to increase share capital. From January 1, 2007, the balance of this account can be taken to unrestricted reserves, provided that the monetary surplus has been realised. The surplus will be deemed to have been realised in respect of the portion on which depreciation has been taken for accounting purposes or when the revalued assets have been transferred or derecognized.

If the balance of this reserve were used in a manner other than that provided for in Royal Decree-Law 7/1996, of June 7, it would be subject to taxation.

iv.	Reserves of subsidiaries and jointly controlled entities

The detail, by company, of Reserves of subsidiaries and jointly controlled entities, based on the companies’ contribution to the Group (considering the effect of consolidation adjustments) is as follows:

	Millions of euros
	2011	2010	2009
Banco Santander (Brasil), S.A. (Consolidated Group)	4,395	2,904	1,940
Banesto	4,341	4,195	4,031
Santander UK Group	4,189	3,418	2,689
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander	2,399	1,931	1,623
Banco Santander—Chile	2,691	1,834	1,598
Banco Santander Totta, S.A. (Consolidated Group) (*)	1,985	1,949	1,683
Grupo Santander Consumer Finance	794	797	723
Santander Seguros y Reaseguros, Compañía Aseguradora, S.A.	432	331	237
Cartera Mobiliaria, S.A., SICAV	334	336	315
Banco Banif, S.A.	307	274	210
Santander Investment, S.A.	247	217	230
Banco Santander International (United States)	245	206	241
Banco Santander (Suisse) S.A.	84	44	151
Banco Santander Río, S.A.	(77)	(227)	(412)
Exchange differences, consolidation adjustments and other companies (**)	470	25	(1,161)

	22,836	18,234	14,098

Of which: restricted	1,815	1,563	1,271

(*)	Includes Banco Santander de Negocios Portugal.
(**)	Includes the charge relating to cumulative exchange differences in the transition to International Financial Reporting Standards.

34.	Other equity instruments and Treasury shares

a)	Other equity instruments

Other equity instruments includes the equity component of compound financial instruments, the increase in equity due to personnel remuneration, and other items not recognized in other Shareholders’ equity items.

At December 31, 2009, Other equity instruments related mainly to “Valores Santander”, which are described below:

“Valores Santander”

In 2007, in order to partially finance the takeover bid launched on ABN AMRO, Santander Emisora 150, S.A. Sole-Shareholder Company issued securities mandatorily convertible into newly-issued ordinary shares of the Bank (“Valores Santander”) amounting to EUR 7,000 million. It was possible to exchange these securities voluntarily for Bank shares on October 4, 2011, 2010, 2009 and 2008 and they will be mandatorily exchanged on October 4, 2012.

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

Subsequent to issue, Banco Santander resolved on several occasions, in accordance with the prospectus, to change the conversion ratio of these securities. The latest revision was carried out in view of the bonus share issue performed by Banco Santander, through which the Santander Dividendo Elección programme was put into effect for the payment of the remuneration equivalent to the second interim dividend for 2011, and the new reference price of the Banco Santander share for conversion purposes was set at EUR 13.93 per share. Consequently, the new conversion ratio applicable to the “Valores Santander” is 358.94 shares of Banco Santander for each “Valor Santander”, the result of dividing the face value of each “Valor Santander” (EUR 5,000) by the aforementioned reference price (EUR 13.93).

In 2011, 3,458 “Valores Santander” were voluntarily converted into Bank shares (2010: 33,544 shares). This conversion gave rise to a reduction of EUR 17 million (2010: EUR 168 million) in Other equity instruments and increases of EUR 0.6 million and EUR 16.7 million in Issued capital and Share premium, respectively (2010: EUR 6 million and EUR 162 million, respectively).

In 2011, interest of EUR 268 million (2010: EUR 243 million; 2009: EUR 381 million) was paid on the “Valores Santander” with a charge to reserves. This interest was recognized under Other increases/(decreases) in equity in the consolidated statement of changes in total equity.

The balance of Other equity instruments increased in 2010 due mainly to the issue described below:

Agreement with Qatar Holding

In October 2010 several investors from the Emirate of Qatar subscribed and paid an issue launched by Banco Santander, S.A. of bonds mandatorily exchangeable for shares of Banco Santander (Brasil), S.A. The issue amounted to USD 2,819 million, of which Qatar Holding subscribed USD 2,719 million. The bonds mature on October 29, 2013, at which time they will be automatically exchanged for shares of Banco Santander (Brasil), S.A. equivalent to 5% of its share capital. The exchange price is BRL 23.75 per share (domestic unit) and the bonds pay a coupon in US dollars of 6.75% per annum.

The Group recognized EUR 366 million, relating to the present value of the interest payable, under Financial liabilities at amortised cost—Marketable debt securities and the remaining amount (EUR 1,668 million) in equity under Other equity instruments—Equity component of compound financial instruments.

b)	Treasury shares

Shareholders’ equity—Treasury shares includes the amount of own equity instruments held by all the Group entities.

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

The Bank’s shares owned by the consolidated companies accounted for 0.474% of issued share capital at December 31, 2011 (December 31, 2010: 0.268%; December 31, 2009: 0.031%).

The average purchase price of the Bank’s shares in 2011 was EUR 7.38 per share and the average selling price was EUR 7.41 per share.

The effect on equity, net of tax, arising from the purchase and sale of Bank shares was a EUR 31 million reduction in 2011 (2010: EUR 18 million reduction; 2009: EUR 321 million increase).

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

Contingent liabilities includes all transactions under which an entity guarantees the obligations of a third party and which result from financial guarantees granted by the entity or from other types of contract. The detail is as follows:

	Millions of euros
	2011	2010	2009
Financial guarantees	15,417	18,395	20,974
Of which:
Financial bank guarantees	14,697	17,518	19,726
Doubtful guarantees	720	604	489
Irrevocable documentary credits	2,978	3,816	2,637
Other bank guarantees and indemnities provided	29,093	36,733	35,192
Other guarantees	28,937	29,331	28,025
Undertakings to provide bank guarantees	156	7,402	7,167
Other contingent liabilities	554	851	453
Assets earmarked for third-party obligations	108	108	—
Other contingent liabilities	446	743	453

	48,042	59,795	59,256

A significant portion of these guarantees will expire without any payment obligation materialising for the consolidated entities and, therefore, the aggregate balance of these commitments cannot be considered as an actual future need for financing or liquidity to be provided by the Group to third parties.

Income from guarantee instruments is recognized under Fee and commission income in the consolidated income statements and is calculated by applying the rate established in the related contract to the nominal amount of the guarantee.

At December 31, 2011, the Group had recognized provisions of EUR 659 million to cover contingent liabilities (December 31, 2010: EUR 1,030 million; December 31, 2009: EUR 642 million) (see Note 25).

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

iii. Other contingent liabilities

Other contingent liabilities includes the amount of any contingent liability not included in other items.

b)	Contingent commitments

Contingent commitments includes those irrevocable commitments that could give rise to the recognition of financial assets.

The detail is as follows:

	Millions of euros
	2011	2010	2009
Drawable by third parties	181,559	179,964	150,563
Financial asset forward purchase commitments	307	1,589	3,302
Regular way financial asset purchase contracts	2,324	2,702	3,447
Securities subscribed but not paid	20	26	29
Securities placement and underwriting commitments	5	21	—
Documents delivered to clearing houses	10,925	17,410	4,765
Other contingent commitments	242	1,997	1,425

	195,382	203,709	163,531

c)	Off-balance-sheet funds under management

The detail of off-balance-sheet funds managed by the Group is as follows:

	Millions of euros
	2011	2010	2009
Investment funds	102,611	113,510	105,216
Pension funds	9,645	10,965	11,310
Assets under management	19,200	20,314	18,364

	131,456	144,789	134,890

d)	Third-party securities held in custody

At December 31, 2011, the Group held in custody debt securities and equity instruments totalling EUR 768,917 million entrusted to it by third parties.

36.	Derivatives—Notional amounts and market values of trading and hedging derivatives

The detail of the notional and/or contractual amounts and the market values of the trading and hedging derivatives held by the Group is as follows:

	Millions of euros
	2011		2010		2009
	Notional amount	Market value	Notional amount	Market value	Notional amount	Market value
Trading derivatives:
Interest rate risk-
Forward rate agreements	205,780	(13)	63,575	(19)	150,906	(1,177)
Interest rate swaps	2,344,783	366	2,097,581	481	1,693,804	918
Options and futures	889,900	(231)	1,057,816	(904)	1,001,660	537
Foreign currency risk-
Foreign currency purchases and sales	232,619	(122)	165,747	(2,226)	108,031	(525)
Foreign currency options	50,376	32	41,419	(182)	45,983	(81)
Currency swaps	226,042	(157)	183,109	838	112,361	2,079
Securities and commodities derivatives and other	187,497	(460)	241,185	(198)	160,867	(606)

	4,136,997	(585)	3,850,432	(2,210)	3,273,612	1,144

Hedging derivatives:
Interest rate risk-
Forward rate agreements	—	—	—	—	—	—
Interest rate swaps	179,010	2,546	211,964	1,225	218,539	1,751
Options and futures	3,574	84	7,314	18	21,144	(26)
Foreign currency risk-
Foreign currency purchases and sales	3,351	(8)	3,875	(4)	1,714	(14)
Foreign currency options	37,724	(9)	30,989	(294)	21,784	(128)
Currency swaps	21,931	981	26,913	748	14,715	1,091
Securities and commodities derivatives and other	443	(140)	985	(100)	1,007	(32)

	246,033	3,454	282,040	1,593	278,903	2,643

	4,383,030	2,869	4,132,472	(617)	3,552,515	3,787

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

The detail of the cumulative credit risk exposure, by type of financial derivative, is as follows:

	Millions of euros
	2011	2010	2009
Credit derivatives	549	855	1,942
Securities derivatives	2,052	2,191	2,763
Fixed-income derivatives	130	95	343
Currency derivatives	20,243	21,139	21,568
Interest rate derivatives	41,494	29,234	23,438
Commodities derivatives	398	252	138
Collateral received	(11,508)	(6,873)	(7,430)

	53,358	46,893	42,761

The cumulative credit risk exposure is presented in terms of Equivalent Credit Risk (“ECR”). ECR is composed of the current exposure of the contract (mark to market in case of derivatives) plus the Potential Future Exposure (PFE) which is defined as the maximum expected credit exposure over a specified period of time and that expresses its potential evolution. This metric is internally used for management purposes.

The notional amounts and fair values of the hedging derivatives, by type of hedge, is as follows:

	Millions of euros
	2011		2010		2009
	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value
Fair value hedges	158,096	3,924	212,705	2,174	203,975	3,289
Cash flow hedges	57,034	(461)	43,090	(285)	66,194	(518)
Hedges of net investments in foreign operations	30,903	(9)	26,245	(296)	8,735	(128)

	246,033	3,454	282,040	1,593	278,904	2,643

Following is the description of the main hedges (including the results of the hedging instrument and the hedged item attributable to the hedged risk):

i. Fair value and cash flow hedges

Micro-hedges

The Group hedges the interest rate risk of the liabilities guaranteed by Banco Santander S.A. At 2011 year-end, the Group held derivative contracts to hedge the interest rate risk of issues, with an equivalent euro nominal value of EUR 51,975 million. Of this amount, EUR 43,354 million were denominated in euros, EUR 6,134 million were denominated in US dollars and EUR 1,895 million in pounds sterling. The remeasurement of these hedging derivatives to fair value at 2011 year-end gave rise to a gain of EUR 2,353 million, which was offset by the losses on the hedged items. The net result at year-end of the aforementioned valuations was a gain of EUR 13.8 million.

Interest rate risk hedges of portfolios of financial instruments

The main hedges of portfolios of financial instruments in the Group are described below:

•	Hedges for the purpose of eliminating exposure to the interest rate risk of mortgage loan portfolios.

•	Hedges for the purpose of covering the interest rate risk of issued liabilities (issues of subordinated debt and mortgage-backed bonds (cédulas hipotecarias), senior debt, preference shares,..).

•	Hedges for the purpose of covering the interest rate risk of fixed-rate consumer loans

•	Hedges for the purpose of covering the interest rate risk of floating rate deposits from financial institutions.

These hedges are recognized mainly at Santander UK plc, Banesto, Santander Consumer Finance Group and Bank Zachodni WBK S.A.

At December 31, 2011, the Santander Group had arranged fair value hedges and cash flow hedges to hedge the interest rate risk on portfolios of financial instruments. In the case of the fair value hedges, the gain or loss on the hedged items is recognized in assets or liabilities under Changes in the fair value of hedged items in portfolio hedges of interest rate risk.

At 2011 year-end, gains of EUR 2,024 million and losses of EUR 876 million were recognized in respect of the hedged items of these fair value macro-hedges.

In 2011 a net loss of EUR 83 million (December 31, 2010: EUR 1 million; December 31, 2009: EUR 138 million); attributable to the hedged risk, was recognized in the income statement in relation to the hedging instruments and the hedged items, as a result of the EUR 1,461 million gain on the derivatives and the loss of EUR 1,544 million (2010: expense of EUR 586 million and income of EUR 585 million; 2009: expense of EUR 146 million and income of EUR 8 million).

The fair value of the cash flow hedges, net of the related tax effect, is recognized with a charge or credit to Valuation adjustments—Cash flow hedges in the Group’s equity. The detail of the terms, from December 31, 2011, within which it is expected that the amounts recognized under Valuation adjustments—Cash flow hedges in consolidated equity at that date will be recognized in future consolidated income statements is as follows:

	Millions of euros
2011	Less than 1 year	1 to 5 years	After 5 years	Total
Debit balances (losses)	(28)	(347)	(86)	(461)

ii. Foreign currency hedges (net investments in foreign operations)

As part of its financial strategy, the Group hedges the foreign currency risk arising from its investments in non-euro-zone countries. To this end, it arranges foreign currency derivatives in order to take a long position in euros vis-à-vis the local currency of the investment.

At 2011 year-end, the Group held foreign currency options in this connection with an equivalent euro nominal value of EUR 16,688 million, of which EUR 14,456 million were denominated in Brazilian reais, EUR 942 million in Mexican pesos and EUR 1,290 million in Polish zloty. In 2011 losses amounting to EUR 83 million arising from the settlement of options that were exercised in the year were taken to reserves. At 2011 year-end, the market value of the options not yet exercised represented an unrealised loss of EUR 71 million. In addition to these foreign currency options, the Group also arranged other hedging derivatives to round off its strategy for hedging the structural foreign currency risk of its investments in the following currencies: the Chilean peso, for a total notional amount of EUR 3,515 million, which gave rise to a gain of EUR 95 million in 2011. the pound sterling, for a notional amount of EUR 5,604 million, which gave rise to a loss of EUR 168 million, in 2011, and the Mexican peso, for a total notional amount in currency swaps of EUR 2,880 million, with a gain of EUR 86 million.

Lastly, in addition to these hedges involving derivatives, the structural currency risk of the underlying carrying amount in US dollars was neutralised by hedging it directly through the spot sale of US dollars against euros, for a total amount of EUR 2,216 million, which gave rise to a loss of EUR 195 million in 2011.

Due to the accounting treatment of hedges of the underlying carrying amount, the overall gains or losses obtained from the derivatives in these hedges are offset from an equity position by the depreciation or appreciation in euros of the value of the Group’s investments in its investees.

At 2010 year-end, the Group held foreign currency options in this connection with an equivalent euro nominal value of EUR 13,375 million, of which EUR 10,030 million were denominated in Brazilian reais and EUR 3,345 million in Mexican pesos. In 2010 losses amounting to EUR 1,313 million arising from the settlement of options that were exercised in the year were taken to reserves. At 2010 year-end, the market value of the options not yet exercised represented an unrealised loss of EUR 320 million. In addition to these options, the Group arranged other derivatives hedging the exposure to Chilean pesos with an equivalent euro value of EUR 2,759 million, which gave rise to a loss of EUR 316 million in 2010. The hedge, through short currency positions taken using futures, of the underlying carrying amount in pounds sterling, for a notional amount of EUR 4,930 million, recorded a loss of EUR 109 million in 2010. The overall losses incurred by the hedging derivatives are offset from an equity position by the appreciation in euros of the value of these Group investments.

At 2009 year-end, the Group held foreign currency options in this connection with an equivalent euro nominal value of EUR 9,404 million, of which EUR 7,461 million were denominated in Brazilian reais and EUR 1,943 million in Mexican pesos. In 2009 losses amounting to EUR 292 million arising from the settlement of options that were exercised in the year were taken to reserves. At 2009 year-end, the market value of the options not yet exercised represented an unrealised loss of EUR 153 million. In addition to these options, the Group arranged other derivatives hedging the exposure to Chilean pesos with an equivalent euro value of EUR 1,478 million, which gave rise to a loss of EUR 107 million in 2009. The hedge, through short currency positions, of the underlying carrying amount in pounds sterling, for a notional amount of GBP 4,485 million, recorded a loss of EUR 339 million in 2009. The overall losses incurred by the hedging derivatives are offset from an equity position by the appreciation in euros of the value of these Group investments.

37.	Discontinued operations

No significant operations were discontinued in 2011 or 2010.

a)	Description of divestments (see Note 3)

Banco de Venezuela, S.A., Banco Universal

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

b)	Profit or loss and net cash flows from discontinued operations

The detail of the profit or loss from discontinued operations is set forth below.

The comparative figures were restated in order to include the operations classified as discontinued:

	Millions of euros
	2011	2010	2009
Interest income/(charges)	15	33	248
Income for companies accounted for using the equity method	—	—	1
Net fee and commission income	2	2	48
Gains/losses on financial assets and liabilities	—	—	10
Exchange differences	—	—	(1)
Other operating income (net)	—	—	(8)

Total income	17	35	298
Personnel expenses	(5)	(6)	(59)
Other general administrative expenses	(8)	(9)	(61)
Depreciation and amortization	(2)	(1)	(11)
Provisions	—	—	(19)
Impairment losses on financial assets	(23)	(37)	(104)

Profit (loss) from operations	(21)	(18)	44
Gains (losses) on disposal of assets not classified as non-current assets held for sale	(2)	(7)	2

Profit (loss) before tax	(23)	(25)	46

Income tax	(1)	(2)	(15)

Profit (loss) from discontinued operations	(24)	(27)	31

Additionally, following is a detail of the net cash flows attributable to the operating, investing and financing activities of discontinued operations.

	Millions of euros
	2011	2010	2009
Cash and cash equivalents at beginning of year	—	—	2,623
Cash flows from operating activities	2	(2)	(2,043)
Cash flows from investing activities	(2)	2	143
Cash flows from financing activities	—	—	(723)

Cash and cash equivalents at end of year	—	—	—

c)	Consideration received

The detail of the assets and liabilities associated with the operations discontinued in 2009 is as follows:

Millions of euros
2009
ASSETS:	8,839
Cash and balances with central banks	2,832
Financial liabilities held for trading	7
Available-for-sale financial assets	544
Loans and receivables	5,125
Investments	7
Tangible assets and intangible assets	132
Tax assets	128
Other assets	63

LIABILITIES:	(8,089)
Financial liabilities at amortised cost	(7,619)
Provisions	(309)
Tax liabilities	(12)
Other liabilities	(149)

Underlying carrying amount	750

Goodwill	2
Non-controlling interests	(12)

Net amount	740

Gains/Losses on divestments	—

Consideration received	740

Of which: In cash	740

d)	Earnings per share relating to discontinued operations

The earnings per share relating to discontinued operations were as follows:

	2011	2010	2009
Basic earnings per share (euros)	(0.00)	(0.00)	0.00
Diluted earnings per share (euros)	(0.00)	(0.00)	0.00

38.	Interest and similar income

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

The detail of the main interest and similar income items earned in 2011, 2010 and 2009 is as follows:

	Millions of euros
	2011	2010	2009
Balances with the Bank of Spain and other central banks	3,192	1,933	357
Loans and advances to Credit institutions	1,061	1,045	2,521
Debt instruments	7,406	6,232	5,586
Loans and advances to customers	46,909	41,854	42,082
Insurance contracts linked to pensions (Note 25)	86	90	95
Other interest	2,202	1,753	2,532

	60,856	52,907	53,173

39.	Interest expense and similar charges

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

The detail of the main items of interest expense and similar charges accrued in 2011, 2010 and 2009 is as follows:

	Millions of euros
	2011	2010	2009
Deposit from the Bank of Spain and other central banks	448	304	296
Deposit from credit institutions	2,427	1,369	2,989
Customer deposits	16,819	13,446	11,811
Marketable debt securities	6,430	4,959	6,237
Subordinated liabilities (Note 23)	1,940	2,230	2,354
Provisions for pensions (Note 25)	357	481	482
Other interest	1,614	894	2,705

	30,035	23,683	26,874

40.	Income from equity instruments

Income from equity instruments includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.

The detail of Income from equity instruments is as follows:

	Millions of euros
	2011	2010	2009
Equity instruments classified as:
Financial liabilities held for trading	268	242	238
Available-for-sale financial assets	126	120	198

	394	362	436

41.	Income for companies accounted for using the equity method

Income for companies accounted for using the equity method comprises the amount of profit or loss attributable to the Group generated during the year by associates.

The detail of Income for companies accounted for using the equity method is as follows:

	Millions of euros
	2011	2010	2009
ZS Insurance América, S.L.	59	—	—
Sovereign Bancorp, Inc. (*)	—	—	(16)
Other companies	(2)	17	15

	57	17	(1)

(*)	Fully consolidated from February 2009.

42.	Fee and commission income

Fee and commission income comprises the amount of all fees and commissions accruing in favour of the Group in the year, except those that form an integral part of the effective interest rate on financial instruments.

The detail of Fee and commission income is as follows:

	Millions of euros
	2011	2010	2009
Collection and payment services:
Bills	317	316	327
Demand accounts	1,028	995	859
Cards	2,348	1,980	1,762
Cheques and other	290	286	280
Orders	432	351	309

	4,415	3,928	3,537

Marketing of non-banking financial products:
Investment funds	1,195	1,198	1,070
Pension funds	145	152	149
Insurance	2,493	2,161	1,964

	3,833	3,511	3,183

Securities services:
Securities underwriting and placement	204	302	254
Securities trading	337	310	325
Administration and custody	217	222	243
Asset management	77	84	67

	835	918	889

Other:
Foreign exchange	252	178	155
Financial guarantees	501	530	485
Commitment fees	233	213	200
Other fees and commissions	2,680	2,403	2,277

	3,666	3,324	3,117

	12,749	11,681	10,726

43.	Fee and commission expense

Fee and commission expense shows the amount of all fees and commissions paid or payable by the Group in the year, except those that form an integral part of the effective interest rate on financial instruments.

The detail of Fee and commission expense is as follows:

	Millions of euros
	2011	2010	2009
Fees and commissions assigned to third parties	1,449	1,223	1,051
Of which: Cards	1,034	842	728
Brokerage fees on lending and deposit transactions	44	42	29
Other fees and commissions	784	681	566

	2,277	1,946	1,646

44.	Gains/losses on financial assets and liabilities

Gains/losses on financial assets and liabilities includes the amount of the valuation adjustments of financial instruments, except those attributable to interest accrued as a result of application of the effective interest method and to allowances, and the gains or losses obtained from the sale and purchase thereof.

a)	Breakdown

The detail, by origin, of Gains/losses on financial assets and liabilities is as follows:

	Millions of euros
	2011	2010	2009
Other financial instruments at fair value through profit or loss (*)	21	70	198
Financial instruments not measured at fair value through profit or loss	803	791	1,631
Of which: Available-for-sale financial assets	627	1,020	862
Of which:
Debt instruments	328	438	440
Equity instruments	299	582	422
Of which: Other	176	(229)	769
Of which:
Due to change of shares	144	—	724
Due to repurchase of securitizations	—	—	97
Hedging derivatives and other	(99)	(9)	(125)
Other financial assets and liabilities held for trading (*)	2,113	1,312	2,098

	2,838	2,164	3,802

(*)	Includes the net gain or loss arising from transactions involving debt securities, equity instruments and derivatives included in this portfolio, since the Group manages its risk in these instruments on a global basis.

Gains/losses due to exchange of shares and repurchase of securitizations

In July 2009, the Group offered the holders of certain securities issued by various Group companies (with a total nominal amount of approximately EUR 9,100 million) the possibility of exchanging these securities for newly-issued Group securities plus a cash premium. Holders of securities with a cumulative nominal amount of EUR 4,527 million subscribed to this exchange. Since the characteristics of the securities received and delivered in the exchange differ substantially, the Group wrote down the original financial liability and recognized a new financial liability for the securities delivered, and credited to income an amount of EUR 724 million relating to the difference between the carrying amount of the financial liability written down and the value of the consideration delivered.

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

Also, on February 17, 2010, Banco Santander, S.A. invited the holders of perpetual subordinated bonds issued by Santander Perpetual, S.A. (Sole-Shareholder Company), with a combined outstanding nominal amount of approximately USD 1,500 million (of which Santander holds approximately USD 350 million) to submit offers for the sale of all or part of their securities, to be purchased in cash by Banco Santander. The nominal amount accepted was USD 1,093 million, 95% of the total targeted by the offer.

These transactions did not give rise to any significant gains or losses in 2010.

Lastly, November 15, 2011, Banco Santander, S.A. offered the holders of subordinated bonds issued by Santander Issuances, S.A. (Sole-Shareholder Company) with a combined outstanding nominal amount of approximately EUR 5,499 million and GBP 1,143 million the possibility of exchanging these securities for newly-issued, non-subordinated fixed-income securities of the Group denominated in pounds sterling and euros. Holders of securities with a cumulative nominal amount of EUR 1,256 million and GBP 217 million subscribed to this exchange. Since the characteristics of the securities received and delivered in the exchange differ substantially, the Group wrote down the original financial liability and recognized a new financial liability for the securities delivered, and credited to income an amount of EUR 144 million (EUR 100 million net of the related tax effect) relating to the difference between the carrying amount of the financial liability written down and the fair value of the consideration delivered.

b)	Financial assets and liabilities at fair value through profit or loss

The detail of the amount of the asset balances is as follows:

	Millions of euros
	2011	2010	2009
Loans and advances to credit institutions	9,337	35,047	22,196
Loans and advances to customers	19,804	8,532	18,405
Debt instruments	55,353	62,475	57,286
Equity instruments	5,209	17,119	15,125
Derivatives	102,498	73,069	59,856

	192,201	196,242	172,868

The foregoing table shows the maximum credit risk exposure of these assets. The Group mitigates and reduces this exposure as follows:

•

With respect to derivatives, the Group has entered into framework agreements with a large number of credit institutions and customers for the netting-off of asset positions and the provision of collateral for non-payment. For derivatives arranged with customers, the Group also applies a risk premium accrual policy.

At December 31, 2011, the actual credit risk exposure of the derivatives was EUR 53,358 million (see Note 36).

•	Loans and advances to credit institutions and Loans and advances to customers included reverse repos amounting to EUR 21,540 million at December 31, 2011.

Also, mortgage-backed assets totalled EUR 4,899 million.

•	Debt instruments include EUR 41,199 million of Spanish and foreign government securities.

At December 31, 2011, the amount of the change in the year in the fair value of financial assets at fair value through profit or loss attributable to variations in their credit risk (spread) was not material.

The detail of the amount of the liability balances is as follows:

	Millions of euros
	2011	2010	2009
Deposits from central banks	(9,250)	(12,942)	(13,088)
Deposits from credit institutions	(17,519)	(47,634)	(55,876)
Customer deposits	(43,556)	(34,991)	(19,294)
Marketable debt securities	(8,262)	(4,644)	(5,473)
Short positions	(10,187)	(12,302)	(5,140)
Other financial liabilities	—	—	(303)
Derivatives	(103,083)	(75,279)	(58,713)

	(191,857)	(187,792)	(157,887)

The difference between the amount recognized as liabilities at fair value and the amount which the Group would contractually be required to pay to the holders of the related obligations at maturity, in other than derivative transactions, was EUR 45 million at December 31, 2011.

45.	Exchange differences

Exchange differences shows basically the gains or losses on currency dealings, the differences that arise on translations of monetary items in foreign currencies to the functional currency, and those disclosed on non-monetary assets in foreign currency at the time of their disposal.

46.	Other operating income and Other operating expenses

Other operating income and Other operating expenses in the consolidated income statement include:

	Millions of euros
	2011	2010	2009
Insurance activity income	392	378	339
Income from insurance and reinsurance contracts issued	6,748	7,162	7,113
Of which:
Insurance and reinsurance premium income	6,547	6,845	6,950
Reinsurance income	201	317	163
Expenses of insurance and reinsurance contracts	(6,356)	(6,784)	(6,774)
Of which:
Claims paid and other insurance-related expenses	(4,852)	(5,816)	(3,016)
Net provisions for insurance contract liabilities	(1,202)	(689)	(3,540)
Reinsurance premiums paid	(302)	(279)	(218)
Non-financial services	151	135	140
Sales and income from the provision of non-financial services	400	340	378
Cost of sales	(249)	(205)	(238)
Other operating income and expenses	(525)	(407)	(335)
Other operating income	902	693	438
Of which, fees and commissions offsetting direct costs	119	70	117
Other operating expenses	(1,427)	(1,100)	(773)
Of which, Deposit Guarantee Fund	(346)	(307)	(318)

	18	106	144

Most of the Bank’s insurance activity is carried on in life insurance.

47.	Personnel expenses

a)	Breakdown

The detail of Personnel expenses is as follows:

	Millions of euros
	2011	2010	2009
Wages and salaries	7,399	6,636	6,060
Social security costs	1,314	1,188	1,055
Additions to provisions for defined benefit pension plans (Note 25)	138	146	176
Contributions to defined contribution pension funds (Note 25)	138	151	114
Share-based remuneration costs	185	153	148
Of which, Bank directors	4	5	6
Other Personnel expenses	1,152	1,055	898

	10,326	9,329	8,451

b)	Headcount

The average number of employees in the Group, by professional category, was as follows:

	Average number of employees (**)
	2011	2010	2009
The Bank:
Senior management (*)	100	100	87
Other line personnel	16,502	16,289	16,292
Clerical staff	3,048	3,284	3,625
General services personnel	30	31	33

	19,680	19,704	20,037
Banesto	9,049	9,272	9,678
Rest of Spain	7,236	6,749	5,970
Santander UK plc	20,241	18,845	20,809
Banco Santander (Brasil) S.A.	53,431	53,829	51,339
Other companies (**)	77,596	64,510	62,243

	187,233	172,909	170,076

(*)	Categories of deputy assistant executive vice presidents and above, including senior management.

(**)	Excluding personnel assigned to discontinued operations.

The functional breakdown, by gender, at December 31, 2011 is as follows:

	Functional breakdown by gender
	Senior executives		Other executives		Other personnel
	Men	Women	Men	Women	Men	Women
Continental Europe	1,537	380	6,700	3,143	24,134	27,039
United Kingdom	134	29	977	384	9,957	15,239
Latin America	708	114	5,433	2,843	39,175	55,423

	2,379	523	13,110	6,370	73,266	97,701

The same information, expressed in percentage terms at December 31, 2011, is as follows:

	Functional breakdown by gender
	Senior executives		Other executives		Other personnel
	Men	Women	Men	Women	Men	Women
Continental Europe	80%	20%	68%	32%	47%	53%
United Kingdom	82%	18%	72%	28%	40%	60%
Latin America	86%	14%	66%	34%	41%	59%

	82%	18%	67%	33%	43%	57%

The labour relations between employees and the various Group companies are governed by the related collective labour agreements or similar regulations.

c)	Share-based payments

The main share-based payments granted by the Group at December 31, 2011, 2010 and 2009 are described below.

i. Bank

In recent years, as part of the deferred variable remuneration, the Group has set up remuneration systems tied to the performance of the stock market price of the shares of the Bank, based on the achievement of certain targets indicated below:

	Number of	Euros				Date of commencement	Date of expiry
	shares (in thousands)	Exercise price	Year granted	Employee group	Number of persons	of exercise period	of exercise period
Plans outstanding at 01/01/09	72,381

Shares delivered (Plan I09)	(8,979)	—	2007	Executives	(5,066)	06/23/07	07/31/09
Options cancelled, net (Plan I06)	(29,073)	9,09	—	Executives	(957)	01/15/08	01/15/09
Options cancelled, net (Plan I09)	(1,470)	—	2007	Executives	(410)	06/23/07	07/31/09
Options granted (Plan I12)	18,867	—	2009	Executives	6,510	06/19/09	07/31/12

Plans outstanding at 12/31/09	51,726

Shares delivered (Plan I10)	(12,947)	—	2007	Executives	(4,930)	06/23/07	07/31/10
Options cancelled, net (Plan I10)	(2,790)	—	2007	Executives	(577)	06/23/07	07/31/10
Options granted (Plan I13)	19,613	—	2010	Executives	6,782	06/11/10	07/31/13

Plans outstanding at 12/31/10	55,602

Shares delivered (Plan I11)	(13,472)	—	2008	Executives	(5,379)	06/21/08	07/31/11
Options cancelled, net (Plan I11)	(3,650)	—	2008	Executives	(392)	06/21/08	07/31/11
Options granted (Plan I14)	16,286	—	2011	Executives	6,500	06/17/11	07/31/14

Plans outstanding at 12/31/11	54,766

Of which:
Plan I12	18,867	—	2009	Executives	6,510	06/19/09	07/31/12
Plan I13	19,613	—	2010	Executives	6,782	06/11/10	07/31/13
Plan I14	16,286	—	2011	Executives	6,500	06/17/11	07/31/14
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

The plans shaping the aforementioned incentive policy are as follows: (i) performance share plan; (ii) obligatory investment share plan; (iii) deferred conditional delivery share plan and (iv) deferred conditional variable remuneration plan. The characteristics of the plans are set forth below:

(i) Performance share plan

The deferred share-based variable remuneration is instrumented through a multiannual incentive plan, which is payable in shares of the Bank. The beneficiaries of the plan are the executive directors and other members of senior management, together with any other Group executives determined by the board of directors or, when delegated by it, the executive committee.

This plan involves successive three-year cycles of share deliveries to the beneficiaries, so that each year one cycle will begin and, from 2009 onwards, another cycle will also end. The aim is to establish an adequate sequence between the end of the incentive programme linked to the previous Plan I06 and the successive cycles of this plan. Thus, the first two cycles commenced in July 2007, the first cycle having a duration of two years (PI09) and the second cycle having a standard three-year term (PI10). In June 2008, 2009, 2010 and 2011 the third, fourth, fifth and sixth cycles of the performance share plan (PI11, PI12, PI13 and Pl14, respectively) were approved. On July 31, 2009, 2010 and 2011 the first, second and third cycles (Pl09, Pl10 and Pl11) were cancelled.

For each cycle a maximum number of shares is established for each beneficiary who remains in the Group’s employ for the duration of the plan. The target, which, if met, will determine the number of shares to be delivered is defined by comparing the Group’s performance with that of a benchmark group of financial institutions and is linked to only one parameter, namely Total Shareholder Return (TSR). With regard to the plans approved until June 2008, the targets, which, if met, determined the number of shares to be delivered, were defined by comparing the Group’s performance with that of a benchmark group of financial institutions and were linked to two parameters, namely Total Shareholder Return (TSR) and growth in Earnings per Share (EPS).

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

At the end of the cycle of plans Pl12 and Pl13, the TSR for Santander and each of the benchmark entities will be calculated and the results will be ranked from first to last, thereby determining the percentage of shares to be delivered, based on the following scale and in accordance with Santander’s relative position among the group of benchmark financial institutions:

Santander’s place in the TSR ranking	Percentage of maximum shares to be delivered
1st to 5th	100.0%
6th	82.5%
7th	65.0%
8th	47.5%
9th	30.0%
10th and below	0%

In the case of Plan PI14, the TSR criterion will determine the percentage of shares to be delivered, based on the following scale and in accordance with Santander’s relative position among the group of benchmark financial institutions:

Santander’s place in the TSR ranking	Percentage of maximum shares to be delivered
1st to 5th	100.0%
6th	86.0%
7th	72.0%
8th	58.0%
9th	44.0%
10th	30.0%
11th and below	0%

Any benchmark group entity that is acquired by another company, whose shares cease trading or that ceases to exist, will be excluded from the benchmark group. In an event of this or any similar nature, the comparison with the benchmark group will be performed in such a way that the maximum percentage of shares will be delivered if Santander ranks within the first quartile (including the 25th percentile) of the benchmark group; no shares will be delivered if Santander ranks below the median (50th percentile); 30% of the maximum amount of shares will be delivered if Santander is placed at the median (50th percentile). The linear interpolation method will be used for calculating the corresponding percentage for positions between the median and the first quartile (25th percentile) (neither included).

The fair value of the equity instruments granted under these plans is EUR 267 million (of which EUR 74 million correspond to PI14), and this amount is being charged to Personnel expenses, with a credit to equity, over the specific period in which the beneficiaries provide their services to the Group.

Plan I11 matured in 2011. As established in the aforementioned plan, the number of shares received by each beneficiary was determined by the degree of achievement of the targets to which Plan I11 was tied and, since it fell short of the maximum number established, the unearned options were cancelled.

(ii) Obligatory investment share plan

The deferred share-based variable remuneration is instrumented through this multiannual incentive plan, which is payable in shares of the Bank and is conditional upon compliance with certain investment and continued service requirements.

The current beneficiaries of the plan are the Group’s top 27 executives, who include the executive directors, non-director members of senior management and other executives (see Note 5).

This plan, which was discontinued in 2010, is structured in three-year cycles. The beneficiaries of the plan must use 10% of their gross annual variable cash-based remuneration (or bonus) to acquire shares of the Bank in the market (the “Obligatory Investment”). As resolved by the shareholders at the relevant general shareholders’ meeting, the obligatory investments were made before February 29, 2008, February 28, 2009 and February 28, 2010, respectively.

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

The shareholders at the annual general meeting of June 19, 2009 introduced, for the third cycle, a requirement additional to that of remaining in the Group’s employ, which is that in the three-year period from the investment in the shares, none of the following circumstances should exist: (i) poor financial performance of the Group; (ii) breach by the beneficiary of the codes of conduct or other internal regulations, including, in particular, those relating to risks, where applicable to the executive in question; or (iii) material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards.

(iii) Deferred conditional delivery share plan

At the annual general meeting held on June 11, 2010, the shareholders approved the first cycle of the deferred conditional delivery share plan. This deferred share-based variable remuneration is instrumented through a multiannual incentive plan, which is payable in shares of the Bank. The beneficiaries of the plan are the executive directors and executives and employees of the Group whose variable remuneration or annual bonus for 2010 generally exceeded EUR 0.3 million (gross), with a view to deferring a portion of the aforementioned variable remuneration or bonus over a period of three years in which it will be paid in Santander shares.

The share-based bonus is deferred over three years and will be paid, where appropriate, in three instalments starting in the first year. The amount in shares is calculated based on the tranches of the following scale established by the board of directors on the basis of the gross variable cash-based remuneration or annual bonus for 2010:

Benchmark bonus (thousands of euros)	Percentage (deferred)
300 or less	0%
300 to 600 (inclusive)	20%
600 to 1,200 (inclusive)	30%
1,200 to 2,400 (inclusive)	40%
More than 2,400	50%

The condition for accrual of the share-based deferred remuneration was, in addition to that of the beneficiary remaining in the Group’s employ, with the exceptions envisaged in the plan regulations, that none of the following circumstances should occur in the period prior to each of the deliveries: (i) poor financial performance of the Group; (ii) breach by the beneficiary of the codes of conduct or other internal regulations, including, in particular, those relating to risks, where applicable to the executive in question; (iii) material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in economic capital and the qualitative assessment of risk.

The shareholders at the annual general meeting on June 17, 2011 approved the second cycle of this plan. The beneficiaries are the executives or employees of the Group whose variable remuneration or annual bonus for 2011 generally exceeds EUR 0.3 million (gross), with a view to deferring a portion of the aforementioned variable remuneration or bonus over a period of three years in which it will be paid in Santander shares. This second cycle is not applicable to executive directors or other senior executives and other executives who are beneficiaries of the deferred conditional variable remuneration plan described below.

The share-based bonus is deferred over three years and will be paid, where appropriate, in three instalments starting in the first year. The amount in shares is calculated based on the tranches of the following scale established by the board of directors on the basis of the gross variable cash-based remuneration or annual bonus for 2011:

Benchmark bonus (thousands of euros)	Percentage (deferred)
300 or less	0%
300 to 600 (inclusive)	20%
More than 600	30%

The condition for accrual of the share-based deferred remuneration was, in addition to that of the beneficiary remaining in the Group’s employ, with the exceptions envisaged in the plan regulations, that none of the following circumstances should occur in the period prior to each of the deliveries: (i) poor financial performance of the Group; (ii) breach by the beneficiary of internal regulations, including, in particular, those relating to risks; (iii) material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in the Group’s economic capital or risk profile.

(iv) Deferred conditional variable remuneration plan

The shareholders at the annual general meeting of June 17, 2011 approved the first cycle of the deferred conditional variable remuneration plan in relation to the variable remuneration or bonus for 2011 of the executive directors and certain executives (including senior management) and employees who assume risks, perform control functions or receive an overall remuneration which puts them on the same remuneration level as senior executives and employees who assume risks (all of them are referred to as identified staff, in accordance with the Guidelines on Remuneration Policies and Practices approved by the Committee Of European Banking Supervisors on December 10, 2010).

The purpose of this first cycle is to defer a portion of the variable remuneration or bonus of the beneficiaries thereof over a period of three years for it to be paid, where appropriate, in cash and in Santander shares; the other portion of the variable remuneration is also to be paid in cash and Santander shares, upon commencement of the cycle, in accordance with the rules set forth below:

The variable remuneration will be paid in accordance with the following percentages, based on the timing of the payment and the group to which the beneficiary belongs (the “immediate payment percentage” identifies the portion of the bonus for which payment is not deferred, and the “deferred percentage” identifies the portion of the bonus for which payment is deferred):

	Immediate payment percentage	Deferred percentage
Executive directors	40%	60%
Division directors and other executives of the Group with a similar profile	50%	50%
Other executives subject to supervision	60%	40%

(*)	Generally applicable percentages. In some countries deferred percentages may be higher for certain categories of executives, thereby giving rise to lower immediate payment percentages.

The payment of the deferred percentage of the bonus applicable in each case will be deferred over a period of 3 years and will be paid in thirds, within fifteen days following the anniversaries of the initial date in 2013, 2014 and 2015, 50% being paid in cash and 50% in shares, provided that the conditions described below are met.

In addition to the requirement that the beneficiary remains in the Group’s employ, with the exceptions included in the plan regulations, the accrual of the deferred remuneration is conditional upon none of the following circumstances existing -in the opinion of the board of directors and following a proposal of the appointments and remuneration committee-, during the period prior to each of the deliveries: (i) poor financial performance of the Group; (ii) breach by the beneficiary of internal regulations, including, in particular, those relating to risks; (iii) material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in the Group’s economic capital or risk profile.

On each delivery, the beneficiaries will be paid an amount in cash equal to the dividends paid for the deferred amount in shares and the interest on the amount accrued in cash.

The maximum number of shares to be delivered is calculated taking into account the amount resulting from applying the applicable taxes and the volume-weighted average prices for the 15 trading sessions prior to the date on which the board of directors approves the bonus for the Bank’s executive directors for 2011.

ii. Santander UK plc

The long-term incentive plans on shares of the Bank granted by management of Santander UK plc to its employees are as follows:

	Number of shares	Exercise price in pounds sterling (*)	Year granted	Employee Group	Number of persons		Date of commencement of exercise period	Date of expiry of exercise period
Plans outstanding at 01/01/09	6,153	7.00

Options granted (Sharesave)	4,528	7.26	2009	Employees	7,066	(**)	11/01/09	11/01/12
							11/01/09	11/01/14
Options exercised	(678)	3.85
Options cancelled (net) or not exercised	(1,278)	7.48

Plans outstanding at 12/31/09	8,725	7.24

Options granted (Sharesave)	3,359	6.46	2010	Employees	4,752	(**)	11/01/10	11/01/13
							11/01/10	11/01/15
Options exercised	(72)	7.54
Options cancelled (net) or not exercised	(3,073)	6.82

Plans outstanding at 12/31/10	8,939	7.09

Options granted (Sharesave)	7,725	4.46	2011	Employees	7,429	(**)	11/01/11	11/01/14
							11/01/11	11/01/16
Options exercised	(43)	4.09
Options cancelled (net) or not exercised	(5,348)	6.92

Plans outstanding at 12/31/11	11,273
Of which:
Executive Options	12	4.54	2003-2004	Executives	2		03/26/06	03/24/13
Sharesave	11,261	5.37	2008-2011	Employees	12,421	(**)	11/01/08	11/01/16

(*)	At December 31, 2011, 2010 and 2009, the euro/pound sterling exchange rate was EUR 1.19717/GBP 1; EUR 1.16178/GBP 1 and EUR 1.12600/GBP 1, respectively.

(**)	Number of accounts/contracts. A single employee may have more than one account/contract.

In 2008 the Group launched a voluntary savings scheme for Santander UK employees (Sharesave Scheme) whereby employees who join the scheme will have between GBP 5 and GBP 250 deducted from their net monthly pay over a period of three or five years. When this period has ended, the employees may use the amount saved to exercise options on shares of the Bank at an exercise price calculated by reducing by up to 20% the average purchase and sale prices of the Bank shares in the three trading sessions prior to the approval of the plan by the UK tax authorities (HMRC). This approval must be received within 21 to 41 days following the publication of the Group’s results for the first half of the year. This scheme, which commenced in September 2008, was approved by the shareholders at the annual general meeting held on June 21, 2008 and is authorized by the UK tax authorities (HMRC). At the annual general meetings held on June 19, 2009, June 11, 2010 and June 17, 2011, the shareholders approved a plan with similar features to the plan approved in 2008.

iii. Fair value

The fair value of each plan granted by the Group is calculated at the grant date. With the exception of the share option plans which include terms relating to market conditions, the transfer terms included in the vesting conditions are not taken into account to estimate fair value. The transfer terms that are not based on market conditions are taken into account by adjusting the number of shares or share options included in the measurement of the service cost of the employee so that, ultimately, the amount recognized in the consolidated income statement is based on the number of shares or share options transferred. When the transfer terms are related to market conditions, the charge for the services received is recognized regardless of whether the market conditions for the transfer are met, although the non-market transfer terms must be satisfied. The share price volatility is based on the implicit volatility scale for the Bank’s shares at the exercise prices and the duration corresponding to most of the sensitivities.

The fair value of the performance share plans was calculated as follows:

•	It was assumed that the beneficiaries will not leave the Group’s employ during the term of each plan.

•	The fair value of the Bank’s relative TSR position (50% in the case of plans approved until June 2008) was calculated, on the grant date, on the basis of the report of an independent expert whose assessment was carried out using a Monte Carlo valuation model, performing 10,000 simulations to determine the TSR of each of the companies in the benchmark group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

	PI11	PI12	PI13	PI14
Expected volatility (*)	19.31%	42.36%	49.65%	51.35%
Annual dividend yield based on last few years	3.47%	4.88%	6.34%	6.06%
Risk-free interest rate (Treasury Bond yield (zero coupon) over the period of the plan)	4.835%	2.04%	3.33%	4.073%

(*)	Calculated on the basis of historical volatility over the corresponding period (two or three years).

The application of the simulation model results in a percentage value of 44.9% for the I11 plan, which was applied to 50% of the value of the options granted in order to determine the cost per books of the TSR-based portion of the incentive, and percentage values of 55.42% for the I12 plan, 62.62% for the I13 plan and 55.39% for the l14 plan. Since this valuation refers to a market condition, it cannot be adjusted after the grant date.

•	In view of the high correlation between TSR and EPS, it was considered feasible to extrapolate that, in a high percentage of cases, the TSR value is also valid for EPS. Therefore, it was initially determined that the fair value of the portion of the plans linked to the Bank’s relative EPS position, i.e. of the remaining 50% of the options granted for the plans approved until June 2008, was the same as that of the 50% corresponding to the TSR. Since this valuation refers to a non-market condition, it is reviewed and adjusted on a yearly basis.

The fair value of each option granted by Santander UK was estimated at the grant date using a European/American Partial Differential Equation model with the following assumptions:

	2011	2010	2009
Risk-free interest rate	1.7%-5.2%	1.7%-5.2%	2.5%-3.5%
Dividend increase	(2.6)%	8%	10%
Volatility of underlying shares based on historical volatility over 5 years	20.3%-42.2%	20.3%-39.4%	29.0%-34.4%
Expected life of options granted	3 and 5 years	3 and 5 years	3 and 5 years

48.	Other general administrative expenses

a)	Breakdown

The detail of Other general administrative expenses is as follows:

	Millions of euros
	2011	2010	2009
Property, fixtures and supplies	1,845	1,731	1,614
Other administrative expenses	1,723	1,555	1,436
Technology and systems	875	798	785
Advertising	695	634	594
Communications	659	670	632
Technical reports	467	428	360
Per diems and travel expenses	313	276	262
Taxes other than income tax	401	376	313
Surveillance and cash courier services	412	401	331
Insurance premiums	65	57	47

	7,455	6,926	6,374

b)	Technical reports and other

Technical reports includes the fees paid by the various Group companies (detailed in the accompanying Appendices) to their respective auditors, the detail being as follows:

•	The fees for the audit of the financial statements of Group companies amounted to EUR 20.4 million, the detail being as follows:

	Millions of euros
	2011	2010	2009
Audit of the financial statements of the companies audited by Deloitte	20.4	21.6	19.6
Of which:
Santander UK plc	3.9	4.1	3.7
Santander Holdings USA, Inc. (formerly Sovereign Bancorp, Inc.)	2.2	2.5	2.3
Banco Santander (Brasil), S.A.	1.6	1.7	1.5
Audit of the Bank’s separate and consolidated financial statements	1.1	1.1	1.0

•	The fees for services similar to the audit of financial statements amounted to EUR 10.8 million, the detail being as follows:

	Millions of euros
	2011	2010	2009
Internal control audit (SOX) and regulatory capital audit (Basel)	6.2	6.5	6.8
Other reports required by the different national supervisory bodies of the countries in which the Group operates	4.6	4.2	4.2

	10.8	10.7	11.0

•	Other information:

The fees for the audit of the consolidated half-yearly financial statements amounted to EUR 5.5 million (2010: EUR 5.4 million, 2009: EUR 5.3 million). In addition, the Group provided audit services required for the issuance of debt securities and share placements, for EUR 4.1 million (2010: EUR 2.5 million; 2009: EUR 0.7 million), services related to the review of the proper migration of data to new platforms, for EUR 5.2 million, as well as due diligence review work and audits of other corporate transactions, for EUR 6.9 million (2010: EUR 6.4 million; 2009: EUR 2.9 million).

The fees for the tax advisory services provided to various Group companies amounted to EUR 3.8 million (2010: EUR 3.9 million; 2009: EUR 3.2 million) and the fees for other non-attest services amounted to EUR 2.6 million (2010: EUR 1.7 million; 2009: EUR 1.5 million).

The services commissioned from the Group’s auditors meet the independence requirements stipulated by the consolidated Audit Law (Legislative Royal Decree 1/2011, of July 31) and by the Sarbanes-Oxley Act of 2002, and they did not involve the performance of any work that is incompatible with the audit function.

Lastly, the Group commissioned services from audit firms other than Deloitte amounting to EUR 37 million (2010: EUR 18.9 million; 2009: EUR 14.9 million).

49.	Gains/(losses) on disposal of assets not classified as non-current assets held for sale

The detail of Gains/(losses) on disposal of assets not classified as non-current assets held for sale is as follows:

	Millions of euros
	2011	2010	2009
Gains:
On disposal of tangible assets	128	206	51
On disposal of investments	1,795	193	1,531
Of which:
Santander Consumer USA (Note 3)	872	—	—
Latam insurance companies (Note 3)	908	—	—
Banco Santander (Brasil) S.A. (Note 3)	—	—	1,499

	1,923	399	1,582

Losses:
On disposal of tangible assets	(76)	(9)	(13)
On disposal of investments	(1)	(40)	(4)

	(77)	(49)	(17)

	1,846	350	1,565

50.	Gains/(losses) on non-current assets held for sale not classified as discontinued operations

The detail of Gains/(losses) on non-current assets held for sale not classified as discontinued operations is as follows:

	Millions of euros
Cost	2011	2010	2009
Tangible assets	(2,109)	(332)	(1,362)
Impairment of non-current assets held for sale (Note 12)	(2,037)	(298)	(1,350)
Loss on sale (Note 12)	(72)	(34)	(12)
Other gains	—	113	243
Of which:
Attijariwafa Bank	—	—	218
Other losses	—	(71)	(106)

	(2,109)	(290)	(1,225)

51.	Other disclosures

a)	Residual maturity periods and average interest rates

The detail, by maturity, of the balances of certain items in the consolidated balance sheets is as follows:

	December 31, 2011
	Millions of euros								Average interest rate
	On	Within 1	1 to 3	3 to 12	1 to 3	3 to 5	After 5
	demand	month	months	months	years	years	years	Total
Assets:
Cash and balances with central banks	68,634	21,921	2,772	3,130	66	—	1	96,524	5.59%
Available-for-sale financial assets- Debt instruments	84	3,650	2,288	9,131	14,734	11,446	40,256	81,589	5.25%
Loans and receivables- Loans and advances to credit institutions	12,963	16,476	1,385	2,652	1,547	1,841	5,525	42,389	4.22%
Loans and advances to customers	24,468	39,916	32,585	79,727	102,718	67,432	383,450	730,296	6.77%
Debt instruments	58	1,688	737	339	399	1,220	2,399	6,840	3.34%

	106,207	83,651	39,767	94,979	119,464	81,939	431,631	957,638	6.38%

Liabilities:
Financial liabilities at amortised cost:
Deposits from central banks	113	9,601	5	1	—	25,276	—	34,996	1.63%
Deposits from credit institutions	2,276	27,970	10,756	14,897	10,983	14,331	160	81,373	5.69%
Customer deposits	299,631	87,398	40,465	74,515	63,284	14,301	9,383	588,977	2.64%
Marketable debt securities (*)	503	8,093	13,532	23,325	52,077	33,899	57,681	189,110	7.64%
Subordinated liabilities	77	1	2	237	2,846	3,402	16,427	22,992	6.38%
Other financial liabilities	6,184	2,637	6,274	367	1,632	420	707	18,221	n.a.

	308,784	135,700	71,034	113,342	130,822	91,629	84,358	935,669	4.00%

Difference (assets less liabilities)	(202,577)	(52,049)	(31,267)	(18,363)	(11,358)	(9,690)	347,273	21,969

(*)	Includes promissory notes, certificates of deposit and other short-term debt issues.

Both asset and liability balances with central banks have increased after the liquidity injections by the central banks in countries where the Group operates, particularly in the euro zone. The European Central Bank (ECB) has implemented extraordinary monetary policy measures, including a wider range of collateral and three-year liquidity auctions.

The Group continued to go to these auctions and deposit in the ECB most of the funds captured, significantly increasing the liquidity buffer and improving its structure by replacing short-term maturities by longer term funding. The only Group entity that has a net structural borrowing position from the ECB is Banco Santander Totta, S.A. (close to EUR 4 billion).

	December 31, 2010
	Millions of euros								Average interest rate
	On demand	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	After 5 years	Total
Assets:
Cash and balances with central banks	64,653	8,354	2,664	2,031	66	—	17	77,785	4.71%
Available-for-sale financial assets-
Debt instruments	291	1,939	1,395	5,836	26,329	11,086	32,813	79,689	5.23%
Loans and receivables-
Loans and advances to credit institutions	10,205	17,131	2,017	3,551	2,511	1,199	8,194	44,808	3.67%
Loans and advances to customers	19,338	35,294	33,879	77,766	105,792	74,138	369,414	715,621	5.33%
Debt instruments	30	1,556	867	1,046	932	409	3,589	8,429	2.04%

	94,517	64,274	40,822	90,230	135,630	86,832	414,027	926,332	5.16%

Liabilities:
Financial liabilities at amortised cost:
Deposits from central banks	704	7,486	305	2	65	82	—	8,644	1.12%
Deposits from credit institutions	3,603	22,172	9,116	12,272	9,218	10,500	4,012	70,893	4.23%
Customer deposits	282,895	71,286	47,990	79,457	68,481	16,467	14,809	581,385	2.88%
Marketable debt securities (*)	1,669	8,869	10,356	20,403	63,476	25,960	57,496	188,229	2.48%
Subordinated liabilities	69	20	1,361	137	2,318	1,776	24,794	30,475	5.98%
Other financial liabilities	8,151	2,516	4,539	351	2,643	403	740	19,343	N/A

	297,091	112,349	73,667	112,622	146,201	55,188	101,851	898,969	2.99%

Difference (assets less liabilities)	(202,574)	(48,075)	(32,845)	(22,392)	(10,571)	31,644	312,176	27,363

(*)	Includes promissory notes, certificates of deposit and other short-term debt issues.

	December 31, 2009
	Millions of euros								Average interest rate
	On demand	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	After 5 years	Total
Assets:
Cash and balances with central banks	19,998	10,585	521	3,310	475	—	—	34,889	4.07%
Available-for-sale financial assets-
Debt instruments	67	5,180	1,082	4,163	10,224	28,967	29,606	79,289	5.01%
Loans and receivables-
Loans and advances to credit institutions	9,834	22,660	5,893	6,893	1,692	2,190	8,479	57,641	3.15%
Loans and advances to customers	12,401	35,749	33,408	69,955	82,397	82,769	347,467	664,146	6.08%
Debt instruments	70	321	506	1,738	2,387	4,297	5,640	14,959	4.57%

	42,370	74,495	41,410	86,059	97,175	118,223	391,192	850,924	5.67%

Liabilities:
Financial liabilities at amortised cost:
Deposits from central banks	383	7,359	258	14,109	6	227	3	22,345	1.69%
Deposits from credit institutions	7,978	13,161	2,611	15,253	5,238	4,962	1,578	50,782	2.68%
Customer deposits	235,974	69,839	47,546	64,755	34,148	30,571	4,848	487,681	2.70%
Marketable debt securities (*)	1,079	16,545	12,709	37,033	50,302	31,498	57,324	206,490	2.38%
Subordinated liabilities	3,412	752	34	1,841	1,714	3,097	25,955	36,805	5.69%
Other financial liabilities	6,765	5,992	1,680	2,072	1,675	646	470	19,300	N/A

	255,591	113,648	64,838	135,063	93,083	71,001	90,178	823,402	2.73%

Difference (assets less liabilities)	(213,221)	(39,153)	(23,428)	(49,004)	4,092	47,222	301,014	27,522

(*)	Includes promissory notes, certificates of deposit and other short-term debt issues.

b)	Equivalent euro value of assets and liabilities

The detail of the main foreign currency balances in the consolidated balance sheet, based on the nature of the related items, is as follows:

	Equivalent value in millions of euros
	2011		2010		2009
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Cash and balances with central banks	73,487	—	69,690	—	28,198	—
Financial assets/liabilities held for trading	110,645	89,833	112,990	96,089	94,069	87,066
Other financial instruments at fair value through profit or loss	7,457	23,442	18,271	20,154	18,407	27,195
Available-for-sale financial assets	44,248	—	45,491	—	43,048	—
Loans and receivables	470,114	—	453,787	—	408,161	—
Investments	3,161	—	161	—	92	—
Tangible assets	5,349	—	5,270	—	3,918	—
Intangible assets	24,374	—	24,024	—	21,659	—
Financial liabilities at amortised cost	—	544,218	—	537,904	—	456,697
Liabilities under insurance contracts	—	—	—	9,516	—	6,675
Other	20,811	45,275	20,877	43,440	20,864	32,207

	759,646	702,768	750,561	707,103	638,416	609,840

c)	Fair value of financial assets and liabilities not measured at fair value

The financial assets owned by the Group are measured at fair value in the accompanying consolidated balance sheet, except for loans and receivables, equity instruments whose market value cannot be estimated reliably and derivatives that have these instruments as their underlyings and are settled by delivery thereof.

Similarly, the Group’s financial liabilities -except for financial liabilities held for trading, those measured at fair value and derivatives other than those having as their underlying equity instruments whose market value cannot be estimated reliably- are measured at amortised cost in the accompanying consolidated balance sheet.

i) Financial assets measured at other than fair value

Following is a comparison of the carrying amounts of the Group’s financial assets measured at other than fair value and their respective fair values at year-end:

	Millions of euros
	2011		2010		2009
	Carrying	Fair	Carrying	Fair	Carrying	Fair
Assets	amount	value	amount	value	amount	value
Loans and receivables:
Loans and advances to credit institutions	42,389	42,351	44,808	45,103	57,641	58,121
Loans and advances to customers	730,296	741,556	715,621	721,887	664,146	676,218
Debt instruments	6,840	6,583	8,429	8,097	14,959	13,718

	779,525	790,490	768,858	775,087	736,746	748,057

ii) Financial liabilities measured at other than fair value

Following is a comparison of the carrying amounts of the Group’s financial liabilities measured at other than fair value and their respective fair values at year-end:

	Millions of euros
	2011		2010		2009
	Carrying	Fair	Carrying	Fair	Carrying	Fair
Liabilities	amount	value	amount	value	amount	value
Financial liabilities at amortised cost:
Deposits from central banks	34,996	34,996	8,644	8,644	22,345	22,349
Deposits from credit institutions	81,373	82,287	70,893	71,036	50,781	50,905
Customer deposits	588,977	589,173	581,385	582,624	487,681	488,675
Marketable debt securities	189,110	190,410	188,229	189,671	206,490	206,765
Subordinated liabilities	22,992	25,175	30,475	32,006	36,805	37,685
Other financial liabilities	18,221	18,194	19,343	19,282	19,300	19,636

	935,669	940,235	898,969	903,263	823,403	826,015

52.	Geographical and business segment reporting

a)	Geographical segments

Business segment reporting is a basic tool used for monitoring and managing the Group’s various activities. This primary level of segmentation, which is based on the Group’s management structure, comprises five segments: four operating areas plus the Corporate Activities Unit. The operating areas, which include all the business activities carried on therein by the Group, are Continental Europe, the United Kingdom (Santander UK), Latin America and Sovereign, based on the location of the Group’s assets.

The Continental Europe area encompasses all the Commercial Banking (including the Private Banking entity Banco Banif, S.A.), Wholesale Banking and Asset Management and Insurance business activities carried on in Europe with the exception of the United Kingdom. Latin America includes all the financial activities carried on by the Group through its banks and subsidiaries, as well as the specialised units of Santander Private Banking, which is treated as a globally managed independent unit, and the New York business. Sovereign includes the businesses of the Sovereign unit that was acquired in 2009.

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

The financial statements of each operating segment are prepared by aggregating the figures for the Group’s various business units. The basic information used for segment reporting comprises the accounting data of the legal units composing each segment and the data available from the management information systems. All segment financial statements have been prepared on a basis consistent with the accounting policies used by the Group. When calculating the net interest income of each business, internal transfer prices are applied both to assets and liabilities. Having observed that after three years of financial and liquidity crisis the actual cost of liquidity deviated from the benchmark curve used for the units, in 2011 the Group decided to revise the system for measuring net interest income and modified the internal transfer price applied by the corporate centre to the units, adding to the base curve a liquidity spread based on the duration of each transaction. The figures for 2010 and 2009 relating to segment reporting have been recalculated in order to facilitate their comparison with the figures for 2011.

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

The condensed balance sheets and income statements of the various geographical segments are as follows:

	Millions of euros
	2011
(Condensed) balance sheet	Continental Europe	United Kingdom	Latin America	Sovereign	Corporate activities	Intra-Group eliminations	Total
Loans and advances to customers	315,082	252,154	139,867	40,194	2,803	—	750,100
Financial assets held for trading (excluding loans and advances)	78,802	41,441	31,705	271	7,727	—	159,946
Available-for-sale financial assets	24,640	55	26,186	12,435	23,297	—	86,613
Loans and advances to credit institutions	51,638	19,672	19,181	677	59,583	(99,025)	51,726
Non-current assets	5,045	2,288	4,312	480	4,715	—	16,840
Other asset accounts	28,586	39,833	53,594	3,643	138,783	(78,138)	186,301

Total assets / liabilities	503,793	355,443	274,845	57,700	236,908	(177,163)	1,251,526

Customer deposits	247,582	194,318	134,078	36,884	19,671	—	632,533
Marketable debt securities	39,709	70,505	23,253	1,653	62,252	—	197,372
Subordinated liabilities	965	8,260	6,015	2,275	5,477	—	22,992
Liabilities under insurance contracts	517	—	—	—	—	—	517
Deposits from central banks and credit institutions	88,143	31,178	46,813	9,934	66,094	(99,025)	143,137
Other liability accounts	96,088	38,330	45,170	2,412	6,299	(10,439)	177,860
Equity (share capital + reserves)	30,789	12,852	19,516	4,542	77,115	(67,699)	77,115

Other customer funds under management	45,809	15,744	69,902	1	—	—	131,456

Investment funds	31,038	15,744	55,829	—	—	—	102,611
Pension funds	9,645	—	—	—	—	—	9,645
Assets under management	5,126	—	14,073	1	—	—	19,200

Customer funds under management	334,064	288,826	233,248	40,812	87,403	—	984,353

	Millions of euros
	2010
(Condensed) balance sheet	Continental Europe	United Kingdom	Latin America	Sovereign	Corporate activities	Intra-Group eliminations	Total
Loans and advances to customers	323,660	233,856	127,268	36,724	2,645	—	724,153
Financial assets held for trading (excluding loans and advances)	57,690	45,187	31,580	211	5,123	—	139,791
Available-for-sale financial assets	23,843	204	30,697	10,203	21,288	—	86,235
Loans and advances to credit institutions	66,925	29,136	21,632	722	36,869	(75,429)	79,855
Non-current assets	4,965	2,323	4,880	507	1,909	—	14,584
Other asset accounts	22,160	42,063	57,186	3,430	139,496	(91,452)	172,883

Total assets / liabilities	499,243	352,769	273,243	51,797	207,330	(166,881)	1,217,501

Customer deposits	247,715	184,548	137,848	32,007	14,258	—	616,376
Marketable debt securities	48,413	64,326	15,377	1,945	62,812	—	192,873
Subordinated liabilities	1,740	8,143	5,683	2,781	12,128	—	30,475
Liabilities under insurance contracts	933	1	9,515	—	—	—	10,449
Deposits from central banks and credit institutions	77,059	54,179	38,102	9,567	36,634	(75,429)	140,112
Other liability accounts	95,963	29,811	45,913	2,297	11,075	(28,265)	156,794
Equity (share capital + reserves)	27,420	11,761	20,805	3,200	70,423	(63,187)	70,422

Other customer funds under management	53,968	14,369	77,180	30	—	—	145,547

Investment funds	37,519	14,369	61,622	—	—	—	113,510
Pension funds	10,965	—	—	—	—	—	10,965
Assets under management	5,484	—	14,800	30	—	—	20,314
Savings insurance	—	—	758	—	—	—	758

Customer funds under management	351,836	271,386	236,087	36,763	89,197	—	985,269

	Millions of euros
	2009
(Condensed) balance sheet	Continental Europe	United Kingdom	Latin America	Sovereign	Corporate activities	Intra-Group eliminations	Total
Loans and advances to customers	319,236	230,503	97,901	34,605	306	—	682,551
Financial assets held for trading (excluding loans and advances)	50,764	41,245	22,521	163	4,332	—	119,025
Available-for-sale financial assets	20,131	898	29,154	9,568	26,869	—	86,620
Loans and advances to credit institutions	90,354	28,921	22,146	496	43,550	(105,630)	79,837
Non-current assets	4,995	1,483	3,926	391	979	—	11,774
Other asset accounts	21,825	24,652	38,105	3,568	144,697	(102,125)	130,722

Total assets / liabilities	507,305	327,702	213,753	48,791	220,733	(207,755)	1,110,529

Customer deposits	198,120	166,631	108,122	30,888	3,214	—	506,975
Marketable debt securities	50,610	58,611	8,411	11,236	83,095	—	211,963
Subordinated liabilities	2,079	8,577	4,888	2,129	19,132	—	36,805
Liabilities under insurance contracts	10,287	3	6,626	—	—	—	16,916
Deposits from central banks and credit institutions	115,299	60,089	32,765	736	38,832	(105,630)	142,091
Other liability accounts	105,245	27,067	34,995	1,689	11,275	(49,677)	130,594
Equity (share capital + reserves)	25,665	6,724	17,946	2,113	65,185	(52,448)	65,185

Other customer funds under management	70,289	10,937	62,759	327	—	—	144,312

Investment funds	44,598	10,937	49,681	—	—	—	105,216
Pension funds	11,310	—	—	—	—	—	11,310
Assets under management	5,499	—	12,538	327	—	—	18,364
Savings insurance	8,882	—	540	—	—	—	9,422

Customer funds under management	321,099	244,755	184,180	44,580	105,441	—	900,055

	Millions of euros
	2011
(Condensed) income statement	Continental Europe	United Kingdom	Latin America	Sovereign	Corporate activities	Total
INTEREST INCOME/(CHARGES)	10,666	4,176	16,473	1,678	(2,172)	30,821
Income from equity instruments	264	1	72	1	56	394
Income for companies accounted for using the equity method	14	1	37	—	5	57
Net fee and commission income (expense)	4,051	1,070	4,991	375	(15)	10,472
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	233	405	1,067	190	421	2,316
Other operating income/(expenses)	119	25	(198)	(56)	128	18
TOTAL INCOME	15,347	5,678	22,442	2,188	(1,577)	44,078
Personnel expenses	(3,725)	(1,391)	(4,456)	(469)	(285)	(10,326)
Other administrative expenses	(2,273)	(812)	(3,528)	(394)	(448)	(7,455)
Depreciation and amortization of tangible and intangible assets	(614)	(351)	(925)	(113)	(106)	(2,109)
Net impairment losses on financial assets	(4,206)	(585)	(5,447)	(375)	(1,255)	(11,868)
Provisions (net)	(138)	(969)	(1,232)	(42)	(220)	(2,601)
Net impairment losses on non-financial assets	(48)	—	(38)	(18)	(1,413)	(1,517)
Other non-financial gains/(losses)	(304)	(3)	241	(1)	(196)	(263)
PROFIT (LOSS) BEFORE TAX	4,039	1,567	7,057	776	(5,500)	7,939
Income tax	(1,049)	(422)	(1,655)	(250)	1,600	(1,776)
PROFIT (LOSS) FROM ORDINARY ACTIVITIES	2,990	1,145	5,402	526	(3,900)	6,163
Profit (loss) from discontinued operations	(24)	—	—	—	—	(24)
CONSOLIDATED PROFIT (LOSS) FOR THE YEAR	2,966	1,145	5,402	526	(3,900)	6,139
Attributable to non-controlling interests	117	—	738	—	(67)	788
PROFIT (LOSS) ATTRIBUTABLE TO THE PARENT	2,849	1,145	4,664	526	(3,833)	5,351

	Millions of euros
	2010						2009
(Condensed) income statement	Continental Europe	United Kingdom	Latin America	Sovereign	Corporate activities	Total	Continental Europe	United Kingdom	Latin America	Sovereign	Corporate activities	Total
INTEREST INCOME/(CHARGES)	9,872	4,766	14,678	1,736	(1,828)	29,224	10,966	4,298	11,959	1,160	(2,084)	26,299
Income from equity instruments	217	—	80	1	64	362	218	—	96	1	121	436
Income for companies accounted for using the equity method	9	—	10	—	(2)	17	7	—	10	(3)	(15)	(1)
Net fee and commission income (expense)	3,679	1,027	4,661	408	(40)	9,735	3,697	1,083	3,925	380	(5)	9,080
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	846	462	1,410	29	(142)	2,605	687	506	1,663	14	1,376	4,246
Other operating income/(expenses)	170	29	(163)	(67)	137	106	138	28	15	(89)	52	144
TOTAL INCOME	14,793	6,284	20,676	2,107	(1,811)	42,049	15,713	5,915	17,668	1,463	(555)	40,204
Personnel expenses	(3,343)	(1,295)	(3,955)	(468)	(268)	(9,329)	(3,220)	(1,257)	(3,210)	(457)	(307)	(8,451)
Other administrative expenses	(1,958)	(946)	(3,238)	(364)	(420)	(6,926)	(1,896)	(959)	(2,822)	(309)	(388)	(6,374)
Depreciation and amortization of tangible and intangible assets	(616)	(309)	(778)	(105)	(132)	(1,940)	(548)	(253)	(566)	(115)	(114)	(1,596)
Net impairment losses on financial assets	(4,048)	(930)	(4,687)	(510)	(268)	(10,443)	(3,286)	(881)	(4,979)	(571)	(1,861)	(11,578)
Provisions (net)	(40)	(151)	(990)	(66)	114	(1,133)	(99)	(195)	(681)	(55)	(762)	(1,792)
Net impairment losses on non-financial assets	(48)	—	(12)	(19)	(207)	(286)	(42)	—	(22)	(1)	(100)	(165)
Other non-financial gains/(losses)	(56)	47	255	(8)	(178)	60	(73)	(7)	40	(2)	382	340
PROFIT (LOSS) BEFORE TAX	4,684	2,700	7,271	567	(3,170)	12,052	6,549	2,363	5,428	(47)	(3,705)	10,588
Income tax	(1,219)	(735)	(1,693)	(143)	867	(2,923)	(1,770)	(639)	(1,257)	22	2,437	(1,207)
PROFIT (LOSS) FROM ORDINARY ACTIVITIES	3,465	1,965	5,578	424	(2,303)	9,129	4,779	1,724	4,171	(25)	(1,268)	9,381
Profit (loss) from discontinued operations	(14)	—	—	—	(13)	(27)	(45)	—	91	—	(15)	31
CONSOLIDATED PROFIT (LOSS) FOR THE YEAR	3,451	1,965	5,578	424	(2,316)	9,102	4,734	1,724	4,262	(25)	(1,283)	9,412
Attributable to non-controlling interests	96	—	850	—	(25)	921	66	—	428	—	(24)	470
PROFIT (LOSS) ATTRIBUTABLE TO THE PARENT	3,355	1,965	4,728	424	(2,291)	8,181	4,668	1,724	3,834	(25)	(1,259)	8,942

(*)	Presented for comparison purposes only.

Following is the detail of revenue by the geographical segments used by the Group. For the purposes of the table below, revenue is deemed to be that recognized under Interest and similar income, Income from equity instruments, Fee and commission income, Gains/Losses on financial assets and liabilities (net) and Other operating income in the accompanying consolidated income statements for 2011, 2010 and 2009.

Segment	Revenue (millions of euros)
	Revenue from external customers			Inter-segment revenue			Total revenue
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Continental Europe	30,585	27,538	31,968	565	130	1,297	31,150	27,668	33,265
United Kingdom	10,674	10,201	10,595	176	92	1,287	10,850	10,293	11,882
Latin America	40,046	35,197	30,101	(176)	(414)	480	39,870	34,783	30,581
Sovereign	2,865	2,850	2,496	(40)	(42)	(19)	2,825	2,808	2,477
Corporate activities	717	(477)	906	(2,400)	2,980	5,206	(1,683)	2,503	6,112
Inter-segment revenue adjustments and eliminations	—	—	—	1,875	(2,746)	(8,251)	1,875	(2,746)	(8,251)

	84,887	75,309	76,066	—	—	—	84,887	75,309	76,066

b)	Business segments

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

The condensed income statements and other significant data are as follows:

	Millions of euros
	2011					2010					2009
(Condensed) income statement	Commercial banking	Global wholesale banking	Asset management and insurance	Corporate activities	Total	Commercial banking	Global wholesale banking	Asset management and insurance	Corporate activities	Total	Commercial banking	Global wholesale banking	Asset management and insurance	Corporate activities	Total
INTEREST INCOME/(CHARGES)	30,273	2,457	263	(2,172)	30,821	28,144	2,676	232	(1,828)	29,224	25,674	2,508	201	(2,084)	26,299
Income from equity instruments	95	242	1	56	394	101	197	—	64	362	128	187	—	121	436
Income for companies accounted for using the equity method	22	—	30	5	57	19	—	—	(2)	17	14	—	—	(15)	(1)
Net fee and commission income (expenses)	8,933	1,174	380	(15)	10,472	8,059	1,292	424	(40)	9,735	7,526	1,128	431	(5)	9,080
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	1,106	785	4	421	2,316	1,333	1,364	50	(142)	2,605	1,452	1,384	34	1,376	4,246
Other operating income/(expenses)	(537)	17	410	128	18	(384)	(22)	375	137	106	(224)	(22)	338	52	144
TOTAL INCOME	39,892	4,675	1,088	(1,577)	44,078	37,272	5,507	1,081	(1,811)	42,049	34,570	5,185	1,004	(555)	40,204
Personnel expenses	(8,874)	(998)	(169)	(285)	(10,326)	(8,002)	(898)	(161)	(268)	(9,329)	(7,237)	(758)	(149)	(307)	(8,451)
Other administrative expenses	(6,369)	(509)	(129)	(448)	(7,455)	(5,928)	(445)	(133)	(420)	(6,926)	(5,445)	(411)	(130)	(388)	(6,374)
Depreciation and amortization of tangible and intangible assets	(1,832)	(136)	(35)	(106)	(2,109)	(1,623)	(137)	(48)	(132)	(1,940)	(1,362)	(88)	(32)	(114)	(1,596)
Net impairment losses on financial assets	(10,471)	(141)	(1)	(1,255)	(11,868)	(10,168)	(5)	(2)	(268)	(10,443)	(9,741)	34	(10)	(1,861)	(11,578)
Provisions (net)	(2,325)	(10)	(46)	(220)	(2,601)	(1,221)	(11)	(15)	114	(1,133)	(999)	5	(36)	(762)	(1,792)
Net impairment losses on non-financial assets	(82)	(22)	—	(1,413)	(1,517)	(69)	(10)	—	(207)	(286)	(61)	(3)	(1)	(100)	(165)
Other non-financial gains/(losses)	(57)	—	(10)	(196)	(263)	232	5	1	(178)	60	(42)	—	—	382	340
PROFIT (LOSS) BEFORE TAX	9,882	2,859	698	(5,500)	7,939	10,493	4,006	723	(3,170)	12,052	9,683	3,964	646	(3,705)	10,588
Income tax	(2,383)	(766)	(227)	1,600	(1,776)	(2,519)	(1,071)	(200)	867	(2,923)	(2,341)	(1,084)	(219)	2,437	(1,207)
PROFIT (LOSS) FROM ORDINARY ACTIVITIES	7,499	2,093	471	(3,900)	6,163	7,974	2,935	523	(2,303)	9,129	7,342	2,880	427	(1,268)	9,381
Profit (loss) from discontinued operations	(24)	—	—	—	(24)	(14)	—	—	(13)	(27)	46	—	—	(15)	31
CONSOLIDATED PROFIT (LOSS) FOR THE YEAR	7,475	2,093	471	(3,900)	6,139	7,960	2,935	523	(2,316)	9,102	7,388	2,880	427	(1,283)	9,412
Attributable to non-controlling interests	582	221	52	(67)	788	648	238	60	(25)	921	334	132	28	(24)	470
PROFIT (LOSS) ATTRIBUTABLE TO THE PARENT	6,893	1,872	419	(3,833)	5,351	7,312	2,697	463	(2,291)	8,181	7,054	2,748	399	(1,259)	8,942

53.	Related parties

The parties related to the Group are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel (the members of its board of directors and the executive vice presidents, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the ordinary business transactions performed by the Group with its related parties, distinguishing between associates and jointly controlled entities, members of the Bank’s board of directors, the Bank’s executive vice presidents, and other related parties. Related-party transactions were made on terms equivalent to those that prevail in arm’s-length transactions or, when this was not the case, the related compensation in kind was recognized.

	Millions of euros
	2011				2010				2009
	Associates and jointly controlled entities	Members of the board of directors	Executive vice presidents	Other related parties	Associates and jointly controlled entities	Members of the board of directors	Executive vice presidents	Other related parties	Associates and jointly controlled entities	Members of the board of directors	Executive vice presidents	Other related parties
Assets:
Loans and advances to credit institutions	5,855	—	—	—	3,921	—	—	—	3,990	—	—	—
Loans and advances to customers	146	19	31	1,508	144	15	30	1,330	149	7	24	1,664
Debt instruments	506	—	—	394	594	—	—	534	609	—	—	117

Liabilities:
Deposits from credit institutions	(1,136)	—	—	—	(231)	—	—	—	(204)	—	—	—
Customer deposits	(114)	(22)	(27)	(364)	(183)	(16)	(59)	(498)	(217)	(8)	(41)	(551)
Marketable debt securities	—	—	—	—	—	—	—	(2,828)	—	—	—	(1,007)

Income statement:
Interest and similar income	155	—	—	35	78	—	—	173	96	—	1	111
Interest expense and similar charges	(2)	—	(1)	(4)	(3)	—	(1)	(19)	(9)	—	(1)	(31)
Gains/losses on financial assets and liabilities	12	—	—	20	37	—	—	9	57	—	—	8
Fee and commission income	50	—	—	9	41	—	—	19	22	—	—	10
Fee and commission expense	(38)	—	—	—	(13)	—	—	—	(11)	—	—	—

Other:
Contingent liabilities	222	—	—	590	2	—	—	442	—	—	—	491
Contingent commitments	257	1	10	3	90	1	5	3	137	1	3	3
Derivative financial instruments	10,387	—	—	4,458	6,878	—	—	1,378	6,868	—	—	3,153

In addition to the detail provided above, there were insurance contracts linked to pensions amounting to EUR 2,146 million at December 31, 2011 (December 31, 2010: EUR 2,220 million; December 31, 2009: EUR 2,356 million).

54. Risk management

Corporate risk management, control and appetite principles

The Group’s risk management model is based on the following principles:

•	Independence of the risk function with respect to the business. The head of the Group’s risk division, Mr. Matías Rodríguez Inciarte, as third deputy chairman and as chairman of the risk committee, reports directly to the executive committee and the board. The segregation of functions between the business areas and the risk areas entrusted with risk acceptance, measurement, analysis, control and reporting provides sufficient independence and autonomy for proper risk control.

•	Direct involvement of senior management in the decision-making process.

•	Decisions by consensus (even at branch level), which ensure that different opinions are taken into account and avoid individual decision making. Decisions on credit transactions taken jointly by the risk and commercial areas, and the ultimate decision lies with the risk area in the event of discrepancy.

•	Definition of powers. The type of activities to be performed, segments, risks to be assumed and risk decisions to be made are clearly defined for each risk approval unit and, if appropriate, each risk management unit, based on their delegated powers. How transactions should be arranged and managed and where they should be accounted for is also defined.

•	Centralised control. Risk is controlled and managed in an integrated fashion through a corporate structure with Group-wide responsibilities (all risk, all businesses, all geographical areas).

At Santander Group, the risk management and control process is conducted as follows:

•	Definition of risk appetite. The aim pursued is to delimit, synthetically and explicitly, the levels and types of risk the Group is willing to assume in the performance of its business.

•	Establishment of risk policies and procedures. The risk policies and procedures constitute the basic regulatory framework governing risk activities and processes. The local risk units transpose the corporate risk regulations into their internal policies.

•	Construction, independent validation and approval of the risk models developed pursuant to corporate methodological guidelines. These models enable Santander to systematise the risk origination, monitoring and recovery processes, the calculation of expected loss and capital required, and the measurement of the held-for-trading portfolio.

•	Implementation of a risk monitoring and control system which checks, on a daily basis and with the corresponding reports, the degree to which Santander’s risk profile matches the risk policies approved and the risk limits set.

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

Santander Group calculates the minimum regulatory capital in conformity with Bank of Spain Circular 3/2008 and subsequent amendments thereto on the calculation and control of minimum capital requirements for credit institutions. This Circular completed the transposition into Spanish banking legislation of the various European Union directives.

As a result of the new developments in the framework of BIS III, Santander Group has taken measures to apply the future requirements -increased levels of high-quality capital and two additional buffers: the capital conservation and countercyclical buffers- sufficiently in advance.

Risk appetite at Santander Group

At Santander, risk appetite is defined as the amount and type of risk that it considers reasonable to assume in implementing its business strategy, so that the Group can maintain its ordinary activity if unexpected events occur that might have an adverse impact on its capital level, its profits and/or its share price.

The board is the body responsible for establishing the Group’s risk appetite, for monitoring the actual risk profile and for ensuring consistency between the two. Senior management is responsible for achieving the desired risk profile and for managing risk in the Group’s day-to-day operations. The establishment of the risk appetite encompasses both the risks which Santander assumes as part of its strategic objective, for which target and maximum exposure criteria -and minimum risk/return targets- are set, and the risks which the Group does not wish to assume but which cannot be wholly avoided. The board ensures that regard is had to both the amount and type of the significant risks for the Group deriving from the approved annual budget and from the medium-term strategic plan, and that sufficient resources to manage and control these risks are set aside at global and local level.

The board of directors regularly, at least once a year, reviews the Group’s risk appetite and the framework for the management thereof, analyses the effects of improbable but plausible stress scenarios and takes the appropriate action to ensure that the policies laid down in this respect are complied with.

The risk appetite is determined both for the Group as a whole and for each of the main business units. The boards of directors of the related subsidiaries must approve the respective risk appetite proposals adapted to the corporate framework.

Risk appetite framework

The Santander risk appetite framework contains both qualitative elements and elements making up a group of basic metrics (applicable to both the Group as a whole and its main business units) and another group of transversal metrics which, due to their nature, are directly applicable to all the Group units.

Qualitative elements of the risk appetite

The qualitative elements of the risk appetite framework define, both generally and for the main risk factors, the position that Santander’s senior management wishes to adopt or maintain in the development of its business model. In general, the Santander Group risk appetite framework is based on maintaining the following qualitative objectives:

•	A generally predictable medium-low risk profile based on a diversified business model, focusing on retail banking with a diversified international presence and significant market shares. To develop a wholesale banking model in which the relationship with the customer base in the Group’s principal markets predominates.

•	A rating of between AA- and A- based on the environment, at both Group level and the local units (at local scale), and the performance of sovereign risk.

•	A stable, recurring earnings generation and shareholder remuneration policy based on a strong capital and liquidity base and a strategy to effectively diversify sources and maturities.

•	A corporate structure based on autonomous subsidiaries that are self-sufficient in capital and liquidity terms, reduce to a minimum the use of non-operating or purely instrumental companies, and ensure that no subsidiary has a risk profile that might jeopardise the Group’s solvency.

•	An independent risk function with intense involvement of senior management to guarantee a strong risk culture focused on protecting and ensuring an adequate return on capital.

•	To maintain a management model that ensures that all risks are viewed in a global interrelated way through a robust corporate risk control and monitoring environment with global responsibilities: all risks, all businesses, all geographical areas.

•	The focus of the business model on the products with respect to which the Group considers that it has sufficient knowledge and management capacity (systems, processes and resources).

•	The confidence of customers, shareholders, employees and professional counterparties, guaranteeing the operation of its business within the bounds of its social and reputational commitment, in accordance with the Group’s strategic objectives.

•	Sufficient adequate human resources, systems and tools required to enable Santander Group to maintain a risk profile compatible with the established risk appetite, at both global and local level.

•	The application of a remuneration policy that contains the incentives necessary to ensure that the individual interests of employees and executives are in line with the corporate risk appetite framework and that the incentives are consistent with the Group’s long-term earnings performance.

Quantitative elements of the risk appetite

The quantitative elements of the risk appetite framework consist of the following basic metrics:

•	The maximum losses the entity may have to assume,

•	The minimum capital position the entity wishes to maintain, and

•	The minimum liquidity position the entity wishes to have in case of stress scenarios that are plausible but unlikely to occur.

Also, the Group has available a series of transversal metrics aimed at limiting excessive concentration of the risk profile in terms of risk factors and from the perspective of customers, businesses, geographical areas and products.

In the risk appetite framework, a distinction is drawn between:

a)	Risk capacity: the maximum risk level that the Group might be able to assume in the implementation of its business plans without compromising its commercial viability;

b)	Risk appetite: the level, type and geographical distribution of risk that the Group is willing to accept in order to attain the strategic objectives contained in its business plan;

c)	Target risk: the level and type of risk that the Group includes in its budgets.

Risk tolerance is the difference between the risk appetite and the target risk. The risk appetite framework includes the setting of a series of triggers that are set off as the risk tolerance is used up. Once these levels have been reached and the board has been informed, the framework provides for the required management measures to be taken to effectively restore the risk profile.

Losses

One of the three basic metrics used to formulate Santander’s risk appetite is expressed in terms of the maximum losses that Santander is willing to accept in the event of adverse -internal and external- scenarios that are plausible but unlikely to occur.

To this end, the Bank periodically analyses the impact, in terms of losses, of subjecting the portfolios and the other elements composing its risk profile to stress scenarios that take into account different probabilities of occurrence.

The time horizon for the realisation of the adverse effects for all the risks considered is usually twelve months, except in the case of credit risk, for which a supplementary impact analysis is performed with a three-year time horizon.

Capital position

Santander wishes to operate with an ample capital base that enables it not only to fulfil regulatory requirements but also to have a reasonable capital buffer. The Bank has set a core capital target of 10%, i.e. one percentage point above the 9% required by the European Banking Authority (EBA).

The capital target spans a period of three years, as part of the capital planning process implemented at the Group.

Liquidity position

The liquidity management model at the Group is based on the following principles:

•	Decentralised liquidity model: the subsidiaries have autonomy as part of the coordinated management at Group level.

•

Ample structural liquidity position underpinned by stable funding: mainly customer deposits (based mainly on the retail segment) and medium- and long-term wholesale financing (with a target average maturity of more than three years).

•	Extensive access to wholesale markets and diversification in terms of the maturity periods, instruments and markets.

•	High capacity for discounting at central banks.

In view of the Group’s desire to have a structure based on autonomous subsidiaries, liquidity management is performed at each subsidiary. Accordingly, all of them must be self-sufficient as regards the availability of liquidity.

Transversal risk appetite metrics: concentration

Santander wishes to maintain a widely diversified risk portfolio from the perspective of its exposure to large risks, to certain markets and to specific products. This is obtained firstly by virtue of Santander’s focus on the retail banking business with a high level of international diversification.

Concentration risk: this is measured using three approaches that include limits which are set as warning or control signals:

•	Customer: individual exposure and aggregate exposure to the 20 largest Group customers in proportion to capital.

•	Product: customer’s maximum exposure to derivative products.

•	Sector: maximum percentage exposure of the corporate portfolio to a particular economic sector.

Specific objectives by type of risk

Also, Santander Group’s risk appetite framework contains specific objectives for the following types of risk:

Credit risk

•

Complete management of the credit risk cycle using a corporate management model based on the establishment of budgets, a structure of limits and plans to manage them, and on the integrated follow-up and control thereof at global level.

•	A global interrelated view of credit risk exposure, by portfolio, including, by way of example, lines committed, guarantees, off-balance-sheet risk, etc.

•	Involvement of the risk function in all credit risk acceptance in conjunction with a strict structure regarding the delegation of powers, thus avoiding decisions being made by individuals.

•	Systematic use of scoring and rating models.

•	Centralised control of counterparty risk in real time.

Market risk

•	Moderate market risk appetite.

•	Customer-centric business model with scant exposure to own-account business activities.

•	Independent calculation of the results of market activities by the risk function.

•	Daily centralised control of the market risk of trading activities (daily VaR).

•	Strict ex-ante control of the products, underlyings, currencies, etc. for which transactions are authorized and of the related valuation models.

Structural risks

•	Conservative management of on-balance-sheet interest rate risk and liquidity based on policies referred to in previous sections.

•	Active management of exchange rates in relation to the hedging of the capital and earnings of the subsidiaries.

•	Lower sensitivity of margins and capital to changes in interest rates in stress scenarios.

•	Limited assumption of credit risk in the management of the Group’s balance sheet.

•	Limited assumption of cross-border risk.

Technological and operational risk

•	Supervision of the management of technological and operational risk by the risk function through the approval of the related management framework and limit structure.

•	Management approach focusing on the mitigation of risk based on the monitoring and control of gross losses/gross income, self-assessment questionnaires/risk maps, and management indicators.

•	Operational and technological integration model implemented through a series of corporate platforms and tools.

•	Systems architecture with the appropriate repetitions and controls to minimise the probability of high impact events occurring and to limit the severity if they do occur.

•	Master business continuity plan rolled out at local level; local contingency plans coordinated with the corporate technological and operational risk area.

Compliance and reputational risk

•	Compliance with all regulatory requirements, thus ensuring that qualifications in audits and substantial recommendations in supervisors’ reviews are avoided.

•	Maintenance of the confidence of customers, shareholders, employees and society in general in the Group’s solvency and reputation.

•

Maintenance of a zero appetite for compliance and reputational risk through corporate policies, implemented locally, supported by risk indicators and by the functioning of corporate and local committees facilitating the identification, monitoring and mitigation of the following types of risk:

•	Anti-money laundering (analysis and resolution committee);

•

Compliance (regulatory compliance committee): codes of conduct in securities markets; transactions giving rise to suspicion of market abuse; institutional relations; MiFID regulations; customer claims submitted to supervisors; data protection legislation; the code of conduct for employees;

•	Product selling: reputational risk management office and committees for the approval, sale and monitoring of products observing operational risk, behavioural risk and reputational risk criteria.

•	Registration and monitoring of disciplinary proceedings, total cost of losses, including fines and penalties.

•	Continuous monitoring of compliance and reputational risk-related audits, supervisors’ reviews and the corresponding recommendations.

Risk appetite and living will

The Group’s corporate structure is based on autonomous subsidiaries that are self-sufficient in capital and liquidity terms, thus minimising the use of non-operating or purely instrumental companies, and ensuring that no subsidiary has a risk profile that might jeopardise the Group’s solvency.

In 2010 Santander Group filed its corporate living will with the supervisor of the consolidated Group, the Bank of Spain. As required, the living will includes a recovery plan and all the information required to plan a possible liquidation (resolution plan). Also, although it was not required, in 2010 more summarised individual plans were prepared for the important geographical units, including Brazil, Mexico, Chile, Portugal and the UK. In 2011 the second version of the corporate living will was filed, second versions were also prepared of the most important summarised voluntary local plans and progress was made on the preparation of the mandatory local plans of the Group companies that will be obliged to file them.

Mention must be made of the important contribution that the preparation of the corporate living will makes to the conceptual delimitation of the Group’s risk appetite and risk profile.

1. CORPORATE GOVERNANCE OF THE RISK FUNCTION.

The risk committee is responsible for proposing the Group’s risk policy for approval by the board within its governing and supervisory powers. Furthermore, the committee ensures that the Group’s activities are consistent with its risk appetite level and, in this regard, it sets global limits for the main risk exposures, which it reviews systematically, and decides upon any transactions that exceed the powers delegated to lower-ranking bodies.

The risk committee, an executive body that adopts decisions within the scope of the powers delegated by the board, is presided over by the third deputy chairman of Santander Group and also comprises a further four members of the Bank’s board of directors.

The responsibilities assigned to the risk committee are essentially as follows:

•	To propose to the board the Group’s risk policy, which will identify, in particular:

•	The various types of risk (financial, operational, technological, legal and reputational, inter alia) facing the Group;

•	The information and internal control systems to be used to control and manage these risks;

•	The level of risk deemed acceptable by the Group;

•	The measures envisaged to mitigate the impact of the identified risks in the event that they materialise.

•	To conduct systematic reviews of the Group’s exposure to its main customers, economic activity sectors, geographical areas and types of risk.

•	To authorise the management tools and risk models and ascertain the result of their internal validation.

•	To ensure that the Group’s actions are consistent with the previously defined risk appetite.

•	To be informed of, assess and follow any remarks and recommendations that may be periodically made by the supervisory authorities in discharging their function.

•	To resolve transactions outside the powers delegated to lower-ranking bodies and the overall limits for pre-classified risk categories for economic groups or in relation to exposure by type of risk.

The risk committee has delegated certain of its powers to risk subcommittees which are structured by geographical area, business line and type of risk, all of which are defined in the corporate governance model.

In addition, both the executive committee and the board of directors of the Bank pay particular attention to the management of the Group’s risks.

The third deputy chairman of the Group is the person ultimately responsible for risk management. He is also a member of the board of directors and chairman of the risk committee. Two general risk units, which are independent of the business areas from both a hierarchical and functional standpoint, report to the third deputy chairman. The organisational and functional structure of these units is as follows:

•	The general directorate of risk (GDR) is responsible for the executive credit risk and financial risk management functions and is adapted to the structure of the business, both by type of customer and by activity and geographical area (global/local perspective). The structure of the GDR is based on two fundamental functions that are replicated locally and globally.

The areas of the risk unit are divided into two blocks:

•

A corporate structure, with global-reaching responsibilities (“all risks, all geographical areas”), which establishes the risk policies, methodologies and control systems. This block, which is called “Intelligence and Global Control”, encompasses the following areas/functions: solvency risk, market risk and methodology.

•

A business structure, centred on the performance and management integration of the risk function in the Group’s commercial, global and local businesses. This block, which is called “Performance and Management Integration”, encompasses the following areas/functions: standardised risk management, individualised corporates risk management, global loan recoveries, wholesale banking risk management, Santander Consumer Finance risk management and global business risk management.

The three corporate structure areas and the six business structure areas are complemented by an additional area – the global systematic governance area, which supports and advises the risk unit and is responsible for implementing the organisational model and ensuring the effective execution of internal control and the systems model.

The scope of action of these functions is global, i.e. they feature in all the units in which the risk division acts and this structure is mirrored in the local units. The fundamental elements through which the global functions are replicated in each unit are the corporate frameworks. These are the central elements for disseminating and transferring global practices, reflecting the action policies and criteria for each area and establishing the Group’s compliance standards to be applied at all local units.

In general, it is possible to distinguish the main functions performed by the global areas of the GDR and by the units:

•

The risk unit establishes risk policies and criteria, global limits and decision-making and control processes; it generates management schemes, systems and tools; and it adapts the best practices of both the banking industry and the various local units for their application in the Group.

•

The local units apply the policies and systems to the local market; they adapt the management schemes and organisation to the corporate frameworks; they contribute criticism and best practices; and they lead local projects.

•	The integrated risk control and internal risk validation unit, with global-reaching corporate responsibilities, which provide support to the Group’s governing bodies, namely:

•

Internal validation of the credit and market risk and economic capital models in order to measure their suitability for management and regulatory purposes. The validation exercise envisages the review of the theoretical fundamentals of the model, the quality of the data used to build and calibrate the model, and its use and the associated corporate governance process.

•

Integrated risk control, the purpose of which is to supervise the quality of the Group’s risk management, in order to ensure that the systems for the management and control of the risks inherent to its activity comply with the strictest criteria and the best practices in the industry and/or required by the regulators, and to verify that the risk profile actually assumed is within the guidelines laid down by senior management.

2. INTEGRATED RISK CONTROL

In 2008 Santander Group launched the integrated risk control function, which meant the early adoption of the new regulatory requirements then under discussion by the main bodies and forums (Basel Committee, CEBS, FSF, etc.) and of the recommendations on best risk management practices made by various public and private organisations.

Organisation, mission and features of the function

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

The integrated risk control mission is articulated in three complementary activities:

1) To guarantee that the management and control systems for the various risks inherent in Santander Group’s activities comply with the most stringent criteria and the best practices observed in the industry and/or required by regulators;

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

•

It is a third layer of control, which follows the control performed in the first instance by the officer responsible for managing and controlling each risk at each business or functional unit (first layer of control) and by each officer responsible for the control of each risk at corporate level (second layer of control). This system ensures a vision and, therefore, the integrated control of all the risks incurred as a result of Santander Group’s business activities.

•	Special attention is paid to the development of best practices in the financial services industry, so that the Group is in a position to promptly incorporate any relevant advance.

•	The available information and the resources assigned by Santander Group to the control of the various risks are optimised in order to avoid overlaps.

Methodology and tools

This function is performed using an internally developed methodology and a series of supporting tools with a view to systematising its operation and tailoring it to Santander’s particular needs. As a result, it is possible to formalise the implementation of this methodology, making it traceable and objectifiable. Both the methodology and the tools of the three complementary activities referred to above are articulated in the following modules:

Module 1) Testing or review guidelines have been defined for each risk, divided into control areas (e.g. corporate governance, organisational structure, management systems, management integration, technology environment, contingency plans and business continuity, etc.).

The Group performs the tests and gathers the relevant evidence assessed in the process -which enables it to standardise the control parameters of the various risks- on a yearly basis, with the inclusion of new tests if required. In 2011 the tests were given a complete review taking as reference the best practices observed in the industry and/or required by regulators and also considering the experience gathered in this area in previous years.

The supporting tool is the Risk Control Monitor (RCM), which serves as a repository for the findings of each test and for the related working papers. In addition, the position of each risk is reviewed every six months, monitoring the recommendations arising from the annual integrated risk control report.

Module 2) Senior management is provided with the relevant monitoring capacity in terms of an all-embracing view of the various risks assumed and their consistency with the pre-determined risk appetite.

Module 3) In order to proactively follow up the recommendations on risk management and control made by internal audit and by the supervisory authorities, the Group uses SEGRE, a tool which also enables the recommendations made by the integrated risk control function itself to be registered.

The Bank of Spain has unrestricted access these tools and, accordingly, to the working papers used to perform the integrated risk control function.

Activities in 2011

(a) The third review cycle of the various risks was completed in close cooperation with the corporate risk control areas, and the management and control systems in place for these risks were tested and assessed; Areas for improvement were identified, giving rise to recommendations, with the related implementation schedule agreed upon with the risk areas, together with the half-yearly follow-up of the progress made with respect to the 2010 recommendations;

(b) Periodic reports were submitted to the board of directors and the executive committee, giving an integrated view of all the risks; and reports on the function itself were submitted to the risk committee and the audit and compliance committee;

(c) Work continued on extending the integrated risk control model to the Group’s main units, and the initiatives arising in the various countries in this area were coordinated; and

(d) The risk area, in coordination with the Public Policy area and other areas, represented the Group in forums such as the FSB and Eurofi in matters such as transparency in risk reporting.

Following is an analysis of the Group’s main types of risk: credit, market, operational and reputational risks.

3. CREDIT RISK

3.1 Introduction to the treatment of credit risk

Credit risk is the possibility of loss stemming from the total or partial failure of our customers or counterparties to meet their financial obligations to the Group.

The specialisation of Santander Group’s risk function is based on the type of customer and, accordingly, a distinction is made between individualised customers and standardised customers throughout the risk management process:

•

Individualised customers are defined as those to which a risk analyst has been assigned, basically because of the risk assumed. This category includes wholesale banking customers, financial institutions and certain enterprises belonging to retail banking. Risk management is performed through expert analysis supplemented by decision-making support tools based on internal risk assessment models.

•

Standardised customers are those which have not been expressly assigned a risk analyst. This category generally includes individuals, individual entrepreneurs, and retail banking enterprises not classified as individualised customers. Management of these risks is based on internal risk assessment and automatic decision-making models, supplemented subsidiarily, when the model is not comprehensive enough or is not sufficiently accurate, by teams of analysts specialising in this type of risk.

3.2 Main aggregates and variations

The profile of the credit risk assumed by the Group is characterised by a diversified geographical distribution and the prevalence of retail banking operations.

A. Global credit risk map—2011

2011 was marked by a slight increase in credit risk exposure of 0.8% due, on the one hand, to a change in the method of accounting for a Group company in the US, which is reflected mainly in a decline in the credit drawn down by customers, and, on the other hand, to the combination of two factors: the reduction in balances drawable by customers (-0.2%) as a result of the lower volume of lines committed in an economic environment of weakened demand for credit at the most important units; and the growth in credit institution drawdowns (13.6%).

Disregarding the effect of changes in the exchange rates of the main currencies against the euro and the change in the method of accounting for a Group company described above, credit risk exposure grew by 2.8% in 2011.

Spain continues to be the most significant unit as regards credit risk exposure, albeit with a decline of 1.4% on December 2010. Other European countries represent more than one third of credit risk exposure. Particularly noteworthy in this respect is the presence in the United Kingdom. Taken as a whole, Europe, including Spain, represents 71% of the total exposure.

In Latin America, which accounts for 22% of the total, 97% of the credit risk exposure is rated investment-grade.

At 2011 year-end, exposure in the United States represented 6.1% of the total for the Group.

B. Variations in aggregates in 2011

The changes in non-performing loans continue to reflect the impact of the deterioration of the economic environment, while the contraction in the cost of credit in 2011 shows prudent anticipatory risk management which, in general, has enabled Santander to keep these two figures below those of its competitors. As a result, the Group has a significant NPL coverage ratio.

The non-performing loans ratio stood at 3.89% in December 2011, up 34 basis points in the year, reflecting a slowdown in the growth experienced by this ratio in recent quarters. Non-performing loans fell at Santander Consumer Finance and Sovereign, but rose in both the economies worse affected by the crisis, namely Spain and Portugal, and, to a lesser extent, in the countries better placed in the economic cycle, such as the UK. In Latin America as a whole, the changes in non-performing loans went hand in hand with lending growth, and the cost of remained stable. The NPL coverage ratio was 61.4%, as compared with a coverage ratio of 72.7% at the end of credit 2010.

	Credit risk exposure to
	customers * (millions of euros)		Non-performing loans ratio (%)		Coverage ratio (%)		Cost of credit (% of risk) (3)
	2011	2010	2011	2010	2011	2010	2011(2)	2010 (1)
Continental Europe	364,622	370,673	5.20	4.34	55.5	71.4	1.10	1.62
Santander Network	118,060	126,705	8.47	5.52	39.9	51.8	1.42	1.89
Banesto	78,860	86,213	5.01	4.11	53.1	54.4	0.96	1.52
Santander Consumer Finance	63,093	67,820	3.77	4.95	113.0	128.4	1.43	2.85
Portugal	30,607	32,265	4.06	2.90	54.9	60.0	0.90	0.30
United Kingdom	255,735	244,707	1.86	1.76	38.1	45.8	0.32	0.34

Latin America	159,445	149,333	4.32	4.11	97.0	103.6	3.57	3.53
Brazil	91,035	84,440	5.38	4.91	95.2	100.5	5.28	4.93
Mexico	19,446	16,432	1.82	1.84	175.7	214.9	1.63	3.12
Chile	28,462	28,858	3.85	3.74	73.4	88.7	1.40	1.57
Puerto Rico	4,559	4,360	8.64	10.59	51.4	57.5	2.25	3.22
Colombia	2,568	2,275	1.01	1.56	299.1	199.6	0.59	0.68
Argentina	4,957	4,097	1.15	1.69	206.9	149.1	0.67	0.72
Sovereign	43,052	40,604	2.85	4.61	96.2	75.4	1.04	1.16

Total Group	822,657	804,036	3.89	3.55	61.4	72.7	1.41	1.56

Memorandum item:
Spain	271,180	283,424	5.49	4.24	45.5	57.9	1.04	1.53

*	Including gross loans and advances to customers, guarantees, documentary credits and parent bank derivatives (CRE: EUR 8,339 million).
(1)	Excluding the inclusion of AIG in Santander Consumer Finance Poland
(2)	Excluding the inclusion of Bank Zachodni WBK
(3)	(Specific provisions - recoveries of written-off assets)/Total average credit risk

C. Distribution of credit risk

Santander Group has a mainly retail profile (commercial banking represents 85.6% of its business) and its main portfolios consist of products secured with collateral (mortgages).

3.3 Metrics and measurement tools

A. Credit rating tools

Since 1993 the Group has used proprietary internal rating or scoring models to measure the credit quality of a given customer or transaction. Each rating or score relates to a certain probability of default or non-payment, determined on the basis of the Group’s historical experience, with the exception of certain portfolios classified as low default portfolios, the probability of default on which is assigned using external sources. More than 200 internal rating models are used in the Group’s loan approval and risk monitoring process.

Global rating tools are applied to the sovereign risk, financial institution and global wholesale banking segments. Management of these segments is centralised at Group level, for both rating calculation and risk monitoring purposes. These tools assign a rating to each customer, which is obtained from a quantitative or automatic module, based on balance sheet ratios or macroeconomic variables, supplemented by the analyst’s expert judgement.

In the case of individualised portfolios, such as corporates and institutions, at the Santander Group Parent a single methodology has been defined for constructing a rating in each country. In this regard, the calculation of the rating is based on an automatic module that includes an initial intervention by the analyst that may or may not be complemented subsequently. The automatic module determines the rating in two phases, a quantitative phase and a qualitative phase. The latter is based on a corrective questionnaire which enables the analyst to modify the automatic score by up to ±2 rating points. The quantitative rating is determined by analysing the credit performance of a sample of customers and the correlation with their financial statements. The corrective questionnaire consists of 24 questions divided into 6 assessment areas. The automatic rating (quantitative + corrective questionnaire) may in turn be modified by the analyst by overwriting it or using a manual scoring module.

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

For standardised customers, both legal entities and individuals, the Group has scoring tools that automatically assign a score to the proposed transactions.

These loan approval systems are supplemented by performance rating models. These tools provide enhanced predictability of the risk assumed and are used for preventive activities such as marketing and limit assignment.

B. Credit risk parameters

The assessment of customers or transactions using rating or scoring systems constitutes a judgement of their credit quality, which is quantified through the probability of default (PD).

In addition to the probability of default, the quantification of credit risk requires the estimation of other parameters, such as exposure at default (EAD) and the percentage of EAD that will not be recovered (loss given default or LGD). Therefore, other relevant factors are taken into account in estimating the risk involved in transactions, such as the quantification of off-balance-sheet exposures, which depends on the type of product, or the analysis of expected recoveries, which is related to the guarantees provided and other characteristics of the transaction: type of product, term, etc.

These factors are the main credit risk parameters. Their combination facilitates calculation of the probable loss or expected loss (EL). This loss is considered to be an additional cost of the activity which is reflected in the risk premium and must be charged in the transaction price.

These risk parameters also make it possible to calculate the regulatory capital in accordance with the regulations deriving from Bank of Spain Circular 3/2008 (on the calculation and control of minimum capital requirements) and subsequent amendments thereto. Under the advanced approach, regulatory capital is determined as the difference between unexpected loss and expected loss.

Unexpected loss is the basis for the capital calculation and refers to a very high, albeit scantly probable, level of loss, which is not deemed to be recurring and must be catered for using capital.

For portfolios with scant internal default experience, such as banks, sovereign risk or global wholesale banking, risk parameter estimates (PD, LGD and EAD) are based on external sources: market prices or studies conducted by rating agencies gathering the shared experience of a sufficient number of entities. These portfolios are known as low default portfolios.

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

EAD is estimated by comparing the use of committed facilities at the time of default and their use under normal (performing) circumstances.

The parameters estimated for each global portfolio are the same for all the Group’s units. Therefore, a financial institution with an 8.5 rating will have the same PD, regardless of the Group unit in which its exposure is accounted for. By contrast, the retail portfolios have specific rating and scoring systems in each of the Group’s units, which require separate estimates and specific assignment of parameters in each case.

The parameters are then assigned to the units’ on-balance-sheet transactions in order to calculate the expected losses and the capital requirements associated with their exposure.

C. Global rating scales

For regulatory capital calculation purposes the following tables are used, which assign PD on the basis of internal rating ranges, with a minimum value of 0.03%.

Wholesale banking		Banks
Internal rating	PD	Internal rating	PD
8.5 to 9.3	0.030%	8.5 to 9.3	0.030%
8.0 to 8.5	0.033%	8.0 to 8.5	0.039%
7.5 to 8.0	0.056%	7.5 to 8.0	0.066%
7.0 to 7.5	0.095%	7.0 to 7.5	0.111%
6.5 to 7.0	0.161%	6.5 to 7.0	0.186%
6.0 to 6.5	0.271%	6.0 to 6.5	0.311%
5.5 to 6.0	0.458%	5.5 to 6.0	0.521%
5.0 to 5.5	1.104%	5.0 to 5.5	0.874%
4.5 to 5.0	2.126%	4.5 to 5.0	1.465%
4.0 to 4.5	3.407%	4.0 to 4.5	2.456%
3.5 to 4.0	5.462%	3.5 to 4.0	4.117%
3.0 to 3.5	8.757%	3.0 to 3.5	6.901%
2.5 to 3.0	14.038%	2.5 to 3.0	11.569%
2.0 to 2.5	22.504%	2.0 to 2.5	19.393%
1.5 to 2.0	36.077%	1.5 to 2.0	32.509%
Less than 1.5	57.834%	Less than 1.5	54.496%

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

D. Distribution of EAD and associated expected loss (EL)

The table below details the distribution, by segment, of the outstanding credit risk exposure in terms of EAD, PD, LGD and EL. Approximately 78% of total risk exposure to customers (excluding sovereign and counterparty risks and other assets) relates to the corporate, SME and individuals segments, which reflects the commercial orientation of Santander Group’s business and risks. The expected loss arising from customer exposure is 1.30%, as compared with 1.05% for the Group’s total credit risk exposure, and, accordingly, the profile of the credit risk assumed can be classified as medium-low.

Data in millions of euros

	Segmentation of credit risk exposure
	EAD (1)%		Average PD	Average LGD	EL
Sovereign debt	159,775	15.2%	0.14%	13.9%	0.02%
Banks and other financial institutions	51,574	4.9%	0.27%	59.6%	0.16%
Public sector	14,654	1.4%	1.44%	14.8%	0.21%
Corporate	155,702	14.8%	0.94%	39.9%	0.37%
SMEs	163,005	15.5%	5.44%	30.5%	1.66%
Mortgage loans to individuals	330,435	31.5%	3.10%	8.9%	0.28%
Consumer loans to individuals	124,913	11.9%	7.94%	55.1%	4.38%
Credit cards - individuals	32,374	3.1%	4.74%	64.8%	3.07%
Other assets	17,465	1.7%	3.73%	27.5%	1.02%
Memorandum item - customers (2)	821,083	78.2%	3.93%	33.1%	1.30%

Total	1,049,897	100.0%	3.17%	33.0%	1.05%

Data at December 2011

(1)	Excluding doubtful assets.
(2)	Excluding sovereign debt, banks and other financial institutions and other assets.

3.4. Observed loss: measures of cost of credit

To supplement the use of the advanced models described above, other habitual measures are used to facilitate prudent and effective management of credit risk based on observed loss.

The cost of credit risk at Santander Group is measured using different approaches: variation in non-performing loans in the recovery process (ending doubtful assets—beginning doubtful assets + assets written off—recovery of assets written off), net credit loss provisions (provisions to specific allowances—recovery of assets written off) and net assets written off (assets written off—recovery of assets written off).

The general trend in recent years has been for Santander to keep the cost of credit at low levels. In 2011 the cost of credit, which was down by 15 basis points, was the result of the continuing appreciable deterioration of the economic climate and the retail portfolio mix which, albeit with a higher expected loss, displayed higher direct and indirect returns and a more predictable risk profile.

3.5 Credit risk cycle

The risk management process consists of identifying, measuring, analysing, controlling, negotiating and deciding on, as appropriate, the risks incurred in the Group’s operations. The parties involved in this process are the risk taking areas, senior management and the risk units.

The process begins at the board of directors, the executive committee and the risk committee, which establishes the risk policies and procedures, and the limits and delegations of powers, and approves and supervises the scope of action of the risk function.

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

For individualised risks, customers represent the most basic level, and individual limits are established (pre-classification) when certain features, generally materiality, concur.

For large corporate groups a pre-classification model, based on an economic capital measurement and monitoring system, is used. As regards the corporate segment, a simplified pre-classification model is applied for customers meeting certain requirements (thorough knowledge, rating, etc.).

In the case of standardised risks, the risk limits are planned and set using a credit management programme (PGC, using the Spanish acronym), a document agreed upon by the business areas and the risk units and approved by the risk committee or its delegated committees, which contains the expected results of transactions in terms of risk and return, as well as the limits applicable to the activity and the related risk management.

B. Risk analysis and credit rating process

Risk analysis is a pre-requisite for the approval of loans to customers by the Group.

This analysis consists of examining the customer’s ability to meet its contractual obligations to the Bank, which involves analysing the customer’s credit quality, its risk transactions, its solvency and the return to be obtained in view of the risk assumed.

The risk analysis is conducted every time a new customer or transaction arises or with a pre-established frequency, depending on the segment involved. Additionally, the credit rating is examined and reviewed whenever a warning system is triggered or an event affecting the customer/transaction occurs.

C. Transaction decision-making

The purpose of the transaction decision-making process is to analyse transactions and adopt resolutions thereon, taking into account the risk appetite and any transaction elements that are important in achieving a balance between risk and return.

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

This monitoring function is based on an ongoing process of permanent observation to enable early detection of any incidents that might arise in the evolution of the risk, the transactions, the customers and their environment, with a view to adopting mitigating actions. The risk monitoring function is specialised by customer segment.

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

For exposures to standardised customers, the key indicators are monitored in order to detect any variance in the performance of the loan portfolio with respect to the forecasts contained in the credit management programmes.

Debt restructuring and payment agreements

Debt restructuring forms part of the ongoing management of risk exposure to customers, although the practice becomes more important in times of weak economic activity. Debt restructurings arise when the customer is not in a position to meet its payment obligations to the lender and, accordingly, consideration is given to the possibility of adapting the debt to the customer’s changed ability to pay and/or improving the guarantees.

The use of debt restructurings at Santander Group banks makes it necessary to establish common practices that enable these risks to be kept under surveillance. With this purpose in mind, the corporate customer debt restructuring policy was created. The policy, which was approved by the risk committee, includes a series of definitions, general principles and operations policies that must be applied throughout the Group.

As part of their continuous monitoring activities, the risk departments and the recoveries business area, in coordination with the business areas, perform centralised actions to identify which customers might be restructuring targets. The ability to pay is the central factor of the analysis, since the purpose of the restructuring is for the customer to continue to settle its debts. The factors considered are non-payment or frequent payment delays and a reduction in income levels that might indicate a change in the customer’s economic situation and, accordingly, a deterioration in its ability to pay.

The risk departments, in coordination with the recoveries business area, are responsible for approving the restructuring transaction, the amendment of the terms and conditions of the loan, the improvement of the guarantees, if required, and the analysis of the risks assumed.

At Santander Group, restructuring is confined, with stringent and selective criteria, to transactions:

•	that are viable and whose initial impairment is not very severe,

•	in which customers have a willingness to pay,

•	that improve the Bank’s position in terms of expected loss, and

•	in which restructuring does not discourage an additional effort by customers.

For exposures to standardised customers, the following general rules are applied rigorously, although exceptional circumstances are handled on a case-by-case basis. In the case of individualised customers, these principles may be used as a point of reference, but a case-by-case analysis is of particular importance.

•	The overall customer risk is assessed.

•	The exposure to the customer is not increased.

•	All the alternatives to refinancing and their impacts are assessed, making sure that the results of this solution exceed those which would foreseeably be obtained if no refinancing were performed.

•	Special attention is paid to the guarantees and the possible future changes in their value.

•	Its use is restricted, and priority is given to the restructuring of loans that requires an additional effort from customers, and actions that only postpone the problem are avoided.

•	Restructured transactions are subject to special monitoring, which continues until the debt has been repaid in full.

•	For individualised customers, a detailed, case-by-case analysis is performed, in which the use of expert judgement makes it possible to establish the most suitable conditions.

In addition to the close monitoring of these portfolios by the Group’s risk management teams, the competent supervisory authorities and Santander Group’s internal audit pay special attention to the control and appropriate assessment of restructured portfolios.

Two types of transactions can be distinguished, depending on the management status of the restructured loans:

•

Restructurings of loans to customers classified as standard (performing) which, due to a change in the customer’s economic position, experiences a temporary deterioration in its ability to pay. This contingency may be resolved by adapting the terms and conditions of the debt to the customer’s current ability to pay, thus enabling the customer to meet its payment obligation. These transactions are not considered to be cause for concern, but rather a temporary circumstance to be handled as part of the habitual relationship with the customer. Also, since there was no reason to foresee possible losses, it is not necessary to recognise any credit loss allowances to cover these transactions. Once the terms and conditions have been changed, the customer will certainly be able to continually meet its payment deadlines without any problem.

•	The restructuring of loans classified as non-performing, due to payment arrears or other situations, is known as refinancing.

Refinancing does not entail the release of provisions and the loan continues to be classified as non-performing, unless:

•

The criteria established in Bank of Spain Circular-based regulations are met (i.e. collection of ordinary interest outstanding and, in any case, provision of new effective guarantees or reasonable assurance of payment capacity);

•

The precautionary provisions included, using the accounting principle of prudence, in the Group’s corporate policy are met (sustained payment for a period of between three and twelve months, depending on the transaction features and the type of guarantee).

As regards credit loss allowances, the restructuring of a given transaction should not affect the provisions assigned to it. When a restructured transaction becomes non-performing it is deemed to be substandard, which gives rise to an increase in the period provisions recognized by the Group. The allowance percentage applicable to restructured transactions that become non-performing again shall be calculated from the date the transaction first became doubtful.

Payment agreements

The foregoing criteria are aimed mainly at situations with a low impact on the customer’s ability to pay. In situations of serious deterioration, restructuring the loan is not considered to be an option and the Group seeks to reach an agreement with the customer the purpose of which is to recover all or part of the loan and to minimise losses, assuming, on occasion, one or more of the following circumstances:

•	There is no reasonable assurance of payment; arrears of more than 180 days or debts classified as written off.

•

Contractual terms and conditions are agreed that do not fulfil the general principles laid down in the corporate restructuring policy described in the preceding section: forgiveness of principal and/or interest, repayments that do not cover current interest, or an increase in risk.

Credit risk exposure in Spain

a. Portfolio overview

The total credit risk exposure (including guarantees and documentary credits) of Santander’s businesses in Spain was EUR 271,180 million at 2011 year-end.

The non-performing loans ratio stood at 5.49% at the end of 2011, with NPLs concentrated mostly in the sectors most affected by the deterioration of the economic climate. This ratio, although higher than that published in 2010, increased by less than that of the total aggregate levels of the credit institutions in the Spanish financial system (according to periodic information published by the Bank of Spain), as a result both of the Group’s habitual prudence in risk management and of the slower growth in 2011 of the NPL ratios of a large proportion of the portfolios composing the Group’s lending in Spain.

The total allowances available for the possible losses arising from these loans represent a coverage ratio of 45.5%.

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

b. Analysis of home purchase loan portfolio

In line with the Bank of Spain’s guidelines for transparency for the market regarding the property market, following is a detail of the loans granted to households for the acquisition of homes by the main businesses in Spain. This portfolio, which is one of the largest in Spain, amounted to EUR 59,453 million (98% of which was secured by mortgages) at 2011 year-end, accounting for 22% of total credit risk in Spain.

In millions of euros	12/31/11		12/31/10
	Gross amount	Of which: Doubtful	Gross amount	Of which: Doubtful
Home purchase loans	59,453	1,607	61,936	1,388
Without mortgage guarantee	918	28	549	30
With mortgage guarantee	58,535	1,579	61,387	1,358

In the home purchase loans detailed in the foregoing table, the guarantee is the financed home on which the Group has priority in the event of default. At December 31, 2011, 97% of these loans related to principal-residence houses (December 31, 2010: 94%).

The non-performing loans ratio of the mortgage loan portfolio reflected the economic environment in 2011, and ended the year at 2.7%, up 50 basis points compared to 2010 year-end, a figure clearly lower than that recorded by the other businesses in Spain. Since this type of portfolio (home purchase loans to individuals) has the average LTV ratios (51.6%) are low as a percentage of the debt, the recent decreases in value of the properties pledged as additional collateral for these transactions did not have an effect on the credit loss provisions recognised for these transactions.

The specific characteristics of the home purchase mortgage loan portfolio in Spain result in a medium-low risk profile and limited prospects of additional impairment:

•	All mortgage transactions include principal repayments from the very first day.

•	There is a habitual practice of early repayment, as a result of which the average life of transactions is much shorter than the contractual term.

•	Debtors provide all their assets as security, not just the home.

•	Most of the mortgages are floating rate loans with fixed spreads tied to Euribor.

•	High quality of the collateral, which relates almost exclusively to principal-residence loans.

•	88% of the portfolio has an LTV of less than 80%.

•	Stable average effort ratio at around 29%.

In millions of euros	12/31/11
	Loan to value
	Less than or equal to 40%	More than 40% and less than 60%	More than 60% and less than 80%	More than 80% and less than or equal to 100%	More than 100%
Gross amount*	15,653	14,053	16,747	9,518	2,564
Gross amount	13,020	16,503	21,941	6,474	597
Of which: Doubtful	177	271	598	425	107

*	Gross amount taking into consideration published housing prices indices.

For internal management purposes, the Group updates the LTV ratios at least once a year, taking into consideration published house price indices. Also, if a debtor becomes doubtful the Group updates the appraisals undertaken by valuers, which are taken into account in the estimate of impairment losses.

c. Property financing provided for construction and property development

The portfolio relating to this sector, defined in accordance with the Bank of Spain’s purpose-based classification guidelines, amounted to EUR 23,442 million in Spain, and reflected a significant decrease in comparison with previous years (25% with respect to 2009 and 14% with respect to 2010, on a like-for-like basis). This represents a market share of approximately 10%, based on the latest published information on the system for June 2011, substantially lower than the market share of the Group’s businesses in Spain taken as a whole. When foreclosed properties of EUR 8,552 million are included, the total figure amounts to EUR 31,994 million, representing 4% of the Group’s total lending, including foreclosed properties.

The reduction of the risk exposure to this sector was due largely to the introduction of an approval policy for new loans adapted to the situation of the sector, which resulted in the repayment of outstanding loan transactions, and to the proactive management of existing risks.

	12/31/2011			12/31/2010
Millions of euros	Gross amount	Excess over collateral value	Specific allowance	Gross amount	Excess over collateral value	Specific allowance
Financing for construction and property development registered by the Group’s credit institutions (business in Spain)	23,442	12,213	2,824	27,334	13,296	1,890
Of which: Doubtful	6,722	3,467	2,211	4,636	2,391	1,321
Of which: Substandard	3,916	2,246	613	4,932	2,715	569
Memorandum item: Written-off assets	236			589

Memorandum item: Data from the consolidated public balance sheet	12/31/2011			12/31/2010
Millions of euros	Carrying amount			Carrying amount
Total loans and advances to customers excluding the public sector (business in Spain)	206,101			216,726
Total consolidated assets	1,251,526			1,217,501
Impairment losses and credit risk allowances. Collective coverage (business in Spain)	327			768

The excess over collateral corresponds to the amount of loan which is not covered by the value of the property collateral assigned to each loan. Accordingly, this collateral value does not include any other expected cash flows from the debtor, such as borrower’s ordinary cash flows or the results from the sale of the debtors other assets.

A large portion of the doubtful and substandard assets listed in the table exhibit some indicators of deterioration in the borrower’s overall financial condition but did not require the full provisioning of all amounts not covered by the collateral due to the following reasons:

•

All the transactions included in the substandard category are current in payment and, accordingly, the credit is expected to be recovered through the borrower’s ordinary cash flows rather than through the execution of the guarantee

•	With respect to doubtful loans: around 34% thereof are current in payment and the unprovisioned amount is expected to be recovered in two ways:

•	Firstly, through the ordinary repayments of the loans.

•

Secondly, on the basis of the collateral and personal guarantees provided by the borrower. Pursuant to the legislation currently in force in Spain, the borrower’s personal guarantee, and that of the guarantors of a transaction, extends to all the present and future assets thereof until the guaranteed debts are paid in full. In view of this regulation, our recovery management includes the ongoing monitoring of existing or current obligations and guarantees in order to maximise the amount recovered, irrespective of whether the position is on the balance sheet or has been deemed doubtful or written-off.

Taking the above into consideration, we can confirm that we recover in a highly satisfactory manner standard balances, substandard balances and, to a lesser extent, balances relating to doubtful loans through the borrower’s ordinary cash flows.

At 2011 year-end, the non-performing loans ratio of this portfolio was 28.6%, mirroring the downturn experienced by the sector. Of the EUR 10,638 million classified as doubtful and substandard loans, 58% relate to debtors who are current in their payments.

The exposure to the construction and property development for real estate purposes sector includes a high proportion of mortgage loans (EUR 18,705 million, representing 80% of the portfolio—December 2010: 78%), the detail being as follows:

	Loans: Gross amount	Loans: Gross amount
Millions of euros	12/31/11	12/31/10
1. Without mortgage guarantee	4,737	6,124
2. With mortgage guarantee	18,705	21,210
2.1 Completed buildings	11,805	12,709
2.1.1 Residential	6,006	5,247
2.1.2 Other	5,799	7,462
2.2 Buildings under construction	1,985	2,548
2.2.1 Residential	1,458	1,991
2.2.2 Other	527	557
2.3 Land	4,915	5,953
2.3.1 Developed land	3,118	3,678
2.3.2 Other land	1,797	2,275

Total	23,442	27,334

The Group evaluates this portfolio individually and calculates the amount of the specific allowance as the difference between the carrying amount and the present value of its estimated future cash flows and taking into account all amounts that are expected to be received over the remaining life of the instrument, including, where appropriate, those which may result from the collateral less the costs from obtaining and subsequently selling it.

A product of particular relevance in the property development portfolio is the developer mortgage loan for housing construction, exposure to which totalled EUR 7,467 million at 2011 year-end, approximately 0.9% of Santander Group’s total lending. Exposure to this product decreased by an even higher rate in 2011 (24%) than in 2010 (20%) and 2009 (9.3%).

At year-end, this portfolio had low concentration and an adequate level of collateral and allowances.

The analysis of the portfolio distribution, by stage of the work in progress of the financed developments, is as follows:

•	Developments with completed work / certificate of final completion obtained: 79.2% of outstanding risk.

•	Developments with a percentage of completion of more than 80%: 6.4% of outstanding risk.

•	Developments with a percentage of completion of between 50 and 80%: 5.2% of outstanding risk.

•	Percentage of completion of less than 50%: 9.2%.

The detail of the stages of completion of the property developments shows that nearly 86% of the financed developments of this kind are complete or are close to completion, thus having overcome the construction risk.

Policies and strategies in place for the management of these risks

The policies in force for the management of this portfolio, which are reviewed and approved on a regular basis by the Group’s senior management, are currently geared towards reducing and securing the outstanding exposure, albeit without neglecting any viable new business that may be identified.

In order to manage this credit exposure, Santander Group has specialised teams that not only form part of the risk areas but also supplement the management of this exposure and cover the entire life cycle of these transactions: commercial management, legal processes, court procedures and potential recovery management.

As previously discussed in this section, the Group’s anticipatory management of these risks enabled it to significantly reduce its exposure (developer mortgage loan exposure fell by 45% between 2008 and 2011), and it has a granular, geographically diversified portfolio in which the financing of second residences accounts for a very small proportion of the total.

Mortgage financing provided for non-urban land accounts for a small percentage (6%) of the mortgage exposure to land transactions; the remainder relates to land already classified as urban or developable and which can therefore be developed.

In the case of financing projects for housing whose construction is already complete, the significant reduction of exposure (-24% in 2011) was achieved through various different measures. As well as the specialised marketing channels already in existence, campaigns were carried out with the support of specific teams of managers for this function who, in the case of the Santander Network, were directly supervised by the recoveries business area. These campaigns, which involved the direct management of the projects with property developers and purchasers, reducing sale prices and adapting the lending conditions to the buyers’ needs, enabled loans already in force to be subrogated. These subrogations enable the Group to diversify its risk in a business segment that displays a clearly lower non-performing loans ratio.

The loan approval processes are managed by specialist teams which, working in direct coordination with the sales teams, have a set of clearly defined policies and criteria:

•	Developers with an ample solvency profile and proven experience in the market.

•	Strict criteria regarding the specific parameters of the transactions: exclusive financing for the construction cost, high percentages of accredited sales, principal residence financing, etc.

•	Support of financing of government-subsidised housing, with accredited sales percentages.

•	Restricted financing of land purchases, subject to the restoration of a sufficient level of coverage in existing financing arrangements or to the obtainment of increased collateral.

In addition to the permanent control performed by its risk monitoring teams, the Group has a specialist technical unit that monitors and controls this portfolio with regard to the stage of completion of construction work, planning compliance and sales control, and validates and controls progress billing payments. Santander has created a set of specific tools for this function. All the mortgage distribution, amounts drawn down of any kind, changes made to the grace periods, etc. are authorized on a centralised basis.

In the case of construction-phase projects that are experiencing difficulties of any kind, the policy adopted is to ensure completion of the construction work so as to obtain completed buildings that can be sold in the market. To achieve this aim, the projects are analyzed on a case-by-case basis in order to adopt the most effective series of measures for each case (structured payments to suppliers to ensure completion of the work, specific schedules for drawing down amounts, etc.).

In those cases requiring analysis of some kind of restructuring of the outstanding exposure, the restructuring is conducted jointly by the risk unit and the recovery business area, in advance of any default situations, applying criteria aimed at endowing projects with a payment structure that facilitates their successful completion. These restructuring transactions are authorized centrally by expert teams, thus ensuring the application of strict criteria consistent with the principles of prudence governing the Group’s risk management. Provisions to cover expected losses on these positions are recognized when possible losses are identified and the positions are classified before default occurs, as set forth in the regulations defined by the Bank of Spain.

The management of on-balance-sheet property assets is performed by companies that specialise in the sale of property (Altamira Santander Real Estate and Promodomus) and is supplemented by the commercial network structure. The assets are sold with price reductions in keeping with the market situation.

Foreclosed properties

One of the mechanisms employed in Spain as a last resort to ensure the efficient management of the portfolio is the purchase and foreclosure of property assets. At December 31, 2011, the net balance of these assets amounted to EUR 4,274 million (gross amount: EUR 8,552 million; recognized allowance: EUR 4,278 million).

The following table shows the detail of the assets acquired and foreclosed by businesses in Spain at 2011 and 2010 year-end:

Millions of euros	12/31/11		12/31/10
	Carrying amount	Of which: Allowance	Carrying amount	Of which: Allowance
Property assets arising from financing provided to construction and property development companies	2,988	3,536	3,607	1,790
Of which:
Completed buildings	1,001	760	825	268
Residential	661	505	539	175
Other	340	255	286	93
Buildings under construction	255	265	425	139
Residential	235	244	424	138
Other	20	21	1	1
Land	1,732	2,511	2,357	1,383
Developed land	1,121	1,540	1,460	775
Other land	611	971	897	608
Property assets from home purchase mortgage loans to households	1,223	689	1,137	369
Other foreclosed property assets	63	53	452	154

Total property assets	4,274	4,278	5,196	2,313

Equity instruments of, ownership interests in and financing provided to non-consolidated companies holding these assets	818	580	402	438

Total	5,092	4,858	5,598	2,751

In recent years, the Group has considered asset acquisition/foreclosure to be a more efficient method for resolving cases of default than legal proceedings. To account for the acquired and foreclosed assets, the Group initially records the property at the lesser value between the amount of the debt (net of allowances) and the fair value of the acquired or foreclosed asset less the estimated selling costs. If the fair value (less selling costs) is lower than the amount of the debt, the difference is recognized within the caption Impairment losses on financial assets (net) - Loans and receivables in the consolidated income statement for the period. Subsequent to initial recognition, the asset is measured at the lower of fair value (less selling costs) and the amount initially recognized. The fair value of this type of asset is determined by management based on market evidence obtained from appraisals performed by qualified professionals.

We recalibrate the Loss Given Default (LGD) values used by our internal model considering a number of factors, including any decline in collateral values. Accordingly any decrease in collateral values will mean a decrease in the recoveries rates and this will cause higher LGD values in the calibration and, consequently, an increase in the allowances for loan losses.

Therefore, the amount of losses recorded in the caption Impairment losses on financial assets (net)—Loans and receivables when we initially recognized acquired and foreclosed assets is not significant.

2011 was an especially difficult year for the Spanish economy. Business activity slowed clearly throughout the year, and this trend intensified in the last quarter, with a quarter-on-quarter fall of 0.3% in GDP, compared with no change in the previous quarter, due mainly to the decline in consumption. The situation in the labour market also deteriorated in the last quarter, with the unemployment rate reaching 22.85%.

On 20 November 2011, a change of government took place, and the far-reaching reforms announced during the election campaign started.

The continuation of these trends, combined with the substantial effort for budgetary consolidation, indicates a return to recession for the Spanish economy according to all the forecasts.

With respect to the property market, the across-the-board trend of lower prices continued. According to the official information published by the Spanish Ministry of Development, during the second half of 2011, home sales fell 17% in Spain, as a consequence of the deterioration of the economic conditions and of the increasing loss of confidence in the real-estate sector. This fact together with increasingly difficult financing conditions due to the crisis of the sovereign debt of certain countries of the Eurozone (Greece, Portugal, Italy and Spain) and the uncertainty on the viability of certain financial institutions, meant that a large part of the real estate transactions for residential and tertiary use (commercial, offices) were at prices with significant discounts.

This situation was reflected in an increase in losses on sale transactions performed by the Group in the last quarter of the year. Also, in that period the Group received non-binding offers from various property market operators to which it had offered the chance to acquire a significant volume of its land and property in Spain. The offers showed considerable discounts on the cost of the related properties and demonstrated the difficulty of finding investors interested in acquiring land. Lastly, an increase was observed in the average length of time these assets are held, which in the Group’s case was an average of 27 months.

Against this backdrop of a deterioration in the outlook for the Spanish economy and a reduction in the amounts recovered from the sale of properties, prior to the formal preparation of the consolidated financial statements for 2011, the Group’s directors conducted an in-depth review of the recoverable values of the property assets in Spain in order to consider the conditions in the current Spanish property market, taking into account the features of the Group’s property assets, using specialist external appraisals for this purpose. These appraisals confirmed the reduction in the value of the properties anticipated by the indicators described in the paragraph above.

As a result of this process, at year-end the Group recognised in its consolidated financial statements provisions, in addition to that resulted from applying the minimum percentages that the Bank of Spain requires from Spanish credit institutions in relation to this type of assets, that increased the coverage of foreclosed property in Spain to 50 per cent.

Net additions to acquired and foreclosed assets continued to fall in both 2010 and 2011, due to the higher rate of increase in disposals (+12%) to that of additions (+8%). The balance of these assets fell slightly in the last quarter of 2011, and the figure is expected to show a downward trend in the coming years.

	Thousands of millions of euros
	2011	2010
Gross additions	2.3	2.1
Disposals	1.3	1.1
Difference	1.0	1.0

Analysis of the mortgage portfolio in the United Kingdom

With regard to standardised exposures, in addition to the loan portfolio in Spain, the mortgage loan portfolio in the United Kingdom is particularly noteworthy because of its significance with respect to Santander Group’s total lending.

This portfolio is composed entirely of first-mortgage loan transactions on properties located throughout the United Kingdom, since transactions involving second or successive liens on the mortgaged properties are no longer originated.

Geographically speaking, the credit risk exposure is concentrated mainly in the Greater London area, where house price indices reflect a more stable behaviour, even in times of economic slowdown.

All properties are appraised by authorized valuers prior to the approval of the transaction, in accordance with the Group’s risk management principles and in keeping with the methodology defined by the Royal Institution of Chartered Surveyors.

The portfolio performed favourably in 2011, achieving a non-performing loans ratio of 1.46% at year-end (2010: 1.41%), the result of both the ongoing monitoring and control of the portfolio and the strict credit policies in place, which include, among other measures, a maximum loan-to-value ratio with respect to the properties securing the loans. On the basis of these policies, since 2009 no mortgages with an LTV of more than 100% have been granted. The average LTV ratio stands at 53%.

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

Another indicator of the sound performance of the portfolio is the small volume of foreclosed properties, which amounted to EUR 160 million at 2011 year-end, representing just 0.07% of total mortgage exposure. The efficient management of foreclosures, coupled with the existence of a dynamic market in which foreclosed homes can be sold in a short space of time, contributes to the good results achieved.

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

In 2011 the control processes ensuring fulfilment of the Group’s corporate credit risk management criteria were boosted. Also, the uniformity of the control model enabled data flow standards to be established, portfolio-based analysis thereof and the monitoring of the main management metrics, in a coordination exercise between the global area and the various units at which the action programmes were defined with specific milestones to enable the situation of each unit to converge with the global model.

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

The simulation models used by the Group rely on data from a complete economic cycle to calibrate the behaviour of the credit risk parameters in response to changes in the macroeconomic variables.

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

The analyses performed, in both base and acid scenarios, for the Group as a whole and each of the units, over a three-year horizon, demonstrate the strength of the balance sheet in the various projected market and macroeconomic scenarios.

EU stress tests

In order to test banks’ solvency and resilience in an adverse scenario, in 2011 the European Banking Authority (EBA), in conjunction with the Bank of Spain, the European Central Bank, the European Commission and the European Systemic Risk Board (ESRB), conducted stress tests on 91 banks representing 65% of the total assets of the European banking system.

The EBA stress test analyzed the level of capital that banks would have in 2012 and their performance compared to 2010 year-end (starting point) in two types of scenarios: a benchmark stress scenario and an adverse stress scenario. The exercise assumed a static balance sheet and a constant business model by geographical area and product strategy, but did not take into account acquisitions or divestments and, accordingly, it did not reflect Bank management’s estimate of the Group’s earnings performance in the next two years. Initially, the banks examined had to have a minimum core Tier 1 ratio of 5% in the worst scenario.

The results published on July 15, 2011 showed that in the most extreme scenario, the Group would be able, without receiving public support, to generate profit, distribute dividends and continue to generate capital. In the most extreme stress scenario, Santander would end 2012 with a core Tier 1 ratio of 8.4%, comfortably above the 5% minimum required.

F. Loan recovery

Recovery management is one of the strategic cornerstones of the Bank’s risk management.

For the performance of this function, which is essentially a business activity, the Bank has in place a corporate management model which defines the general operating guidelines. These guidelines are applied in the various geographical areas in which the Bank is present, adapted as required to suit the local business models and the economic situation of the respective environments.

Fundamentally, this corporate model establishes management procedures and circuits on the basis of customer characteristics, distinguishing between a mass management approach using multiple channels and a more personalised or individualised management, as appropriate, through the assignment of specific internal or external managers.

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

The recoveries unit has a practical hands-on training programme that aims to broaden knowledge, facilitate the exchange of ideas and best practices and further the professional development of the individuals and the teams, and at all times seeks to integrate the recovery process into the Group’s ordinary commercial activity.

In 2011 the loan recovery management indicators reflected the difficult economic situation that some of the countries in which the Group has a presence are suffering, with a higher net NPL inflows and net charge-offs figure than in 2010, mainly due to the local economic conditions and, consequently, the increasing difficulty in obtaining recovery results at these units. Therefore, the Group has ensured its management capability and implemented new strategies aimed at increasing recoveries of non-performing loans.

However, the recovery of written-off assets reported very good results.

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

The Group is subject to Bank of Spain regulations on “Large Exposures”. Pursuant to the rules contained in Bank of Spain Circular 3/2008 (on the calculation and control of minimum capital requirements) and subsequent amendments thereto, the value of a credit institution’s total exposure to a single individual, entity or economic group, including the non-consolidated portion of its own economic group, may not exceed 25% of its capital. Exposures to a single individual, legal entity or economic group are deemed to be large exposures when their value exceeds 10% of the credit institution’s capital. Exposures to governments and central banks belonging to the OECD are excluded from this treatment.

At December 31, 2011, there were several finance groups with respect to which the Group’s exposure initially exceeded 10% of capital: three financial institutions in the EU, two financial institutions in the US and one central counterparty in the EU. Following the application of risk mitigation techniques and the regulations applicable to large exposures, the exposure to each of these entities represented less than 3.5% of eligible capital.

At December 31, 2011, the Group’s credit exposure to the top 20 borrower economic and financial groups, excluding AAA-rated governments and sovereign bonds denominated in local currency, accounted for 5.0% of the credit risk exposure to customers (lending plus off-balance-sheet exposures), which compares favourably with the year-ago figure of 6%.

From a sector-based standpoint, the distribution of the corporate portfolio is adequately diversified.

The Group’s risk division works closely with the finance division in the active management of credit portfolios, which includes reducing the concentration of exposures through several techniques, such as the arrangement of credit derivatives for hedging purposes or the performance of securitization transactions, in order to optimise the risk/return ratio of the total portfolio.

B. Credit risk from financial market operations

This concept includes the credit risk arising in treasury operations with customers, mainly credit institutions. These operations are performed using both money market financing products arranged with various financial institutions and derivative products intended to provide service to the Group’s customers.

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

The total credit risk exposure to credit institutions from financial market operations stands at 59.6%. By type of product, 59.4% relates to derivative transactions, mainly products without optionality, and the remaining 40.6% to liquidity and traditional financing products.

Derivative transactions are concentrated on counterparties with high credit ratings and, therefore, 56.6% of the risk exposure is to counterparties with a credit rating of A or above. In 2011 the total exposure arising from these transactions in terms of credit risk equivalent was EUR 53,358 million.

The distribution of the credit risk exposure arising from derivatives, by counterparty, is as follows: 46% to banks, 33% to large corporations and 9% to SMEs.

With respect to the geographical distribution of the risk exposure, 13% is to Spanish counterparties, 18% to UK counterparties (operations performed mainly by Santander UK) and 30% to other European countries, 10% to the United States and 14% to Latin America.

Credit derivative transactions

Santander Group uses credit derivatives to hedge credit transactions, to conduct customer business in financial markets, and as part of its trading operations. Credit derivatives represent a small portion of the Group’s operations as compared with other similar banks and are subject to strict internal controls and to sound operational risk minimisation policies.

The risk inherent to these transactions is controlled using a wide array of limits such as VaR, nominal value by rating, sensitivity to spread by rating and name, sensitivity to recovery rate and sensitivity to correlation. Jump-to-default limits are also set by individual name, geographical area, sector and liquidity.

In notional terms, the position in CDSs includes protection purchased for EUR 57,220 million and protection sold for EUR 51,212 million. At December 31, 2011, the fair value of the CDSs reflected losses of EUR 121 million in the trading portfolio and gains of EUR 60 million in the hedging portfolio. The underlyings relate mainly to indices, tranches of securitised assets, individual issuer risks and issuer baskets. The risk covered by the derivative is in some cases first losses and in other cases other risk tranches.

The valuation of CDSs on a single underlying is obtained by estimating the probability of default of the underlying at maturity based on the credit spreads quoted in the market and the recovery rate. Once the future cash flows of the transaction have been estimated, they are discounted to present value using the market risk-free yield curve. In the case of CDSs on baskets, the joint probability of default of the underlyings is determined using the Standard Gaussian Copula model. The main inputs used to determine the underlying cost of credit of the CDSs are quoted credit risk premiums and the correlation between quoted CDSs of various issuers.

C. Country risk

Country risk is a credit risk component inherent in all cross-border credit transactions due to circumstances other than ordinary commercial risk. Its main elements are sovereign risk, transfer risk and other risks that can affect international financial operations (war, natural disasters, balance of payments crises, etc.).

At December 31, 2011, the country risk exposure for which allowances must be recorded amounted to EUR 380 million, EUR 19 million of which related to intra-Group transactions. At 2010 year-end, the total regulatory country risk exposure amounted to EUR 435 million. The allowance recognized in this connection at 2011 year-end amounted to EUR 55 million, as compared with EUR 69 million at 2010 year-end.

The Group’s country risk management policies continued to adhere to a principle of maximum prudence, and country risk is assumed, applying highly selective criteria, in transactions that are clearly profitable for the Group and bolster its overall relationship with its customers.

D. Sovereign risk

As a general rule, at Santander Group sovereign risk is considered to be the risk assumed in transactions with the central bank (including the regulatory cash reserve requirement), the issuer risk of the Treasury or Republic (government debt securities) and the risk arising from transactions with public entities with the following features: their funds are obtained only from fiscal income; they are legally recognized as entities directly included in the government sector; and their activities are of a non-commercial nature.

At December 31, 2011, the sovereign risk, calculated using the Santander criterion, was distributed among Europe (56.3%), Latin America (35.4%), the United States (7.3%) and other regions (1.0%). Noteworthy were the contributions from Spain (29.8%) and the United Kingdom (16.1%) in Europe and from Brazil (24.3%) and Mexico (6.6%) in Latin America. Sovereign risk increased with respect to 2010 year-end mainly as a result of the rise in sovereign risk exposures to Spain, Germany, the United States and Mexico and the inclusion of the exposures of Bank Zachodni WBK S.A. (concentrated in Poland) in the scope of consolidation, which were partially offset by the reduction of exposures to the United Kingdom and Switzerland.

The detail of Santander Group’s total risk exposure to the so-called peripheral countries of the euro zone at December 31, 2011, distinguishing, based on the country of the issuer or borrower, between sovereign risk and private sector exposure, is as follows:

Sovereign risk by country of issuer/borrower (**)
	Millions of euros
		Debt instruments (Note 7)				Derivatives
	Balances with central banks	Financial assets held for trading and Other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables	Loans and advances to customers (Note 10) (*)	Direct exposure	Indirect exposure (CDSs)	Total on- balance- sheet exposure	Contingent liabilities and commitments (Note 35)	Total exposure
Spain	4,841	8,060	29,975	1,274	12,147	225	—	56,522	2,848	59,370
Portugal	1,359	83	1,741	—	847	846	—	4,876	272	5,148
Italy	9	406	247	—	—	15	(15)	662	—	662
Greece	—	—	84	—	—	—	—	84	—	84
Ireland	—	—	—	—	—	139	—	139	—	139

(*)	Presented excluding impairment losses recognized (3 million of euros).
(**)	Repurchase agreement exposure is included in “Balance with central banks”, “Loans and advances to credit institutions” and in “Loans and advances to customers”.

Private sector exposure by country of issuer/borrower (**)
		Millions of euros
		Debt instruments (Note 7)				Derivatives
	Loans and advances to credit institutions (Note 6)	Financial assets held for trading and Other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables	Loans and advances to customers (Note 10) (*)	Direct exposure	Indirect exposure (CDSs)	Total on- balance- sheet exposure	Contingent liabilities and commitments (Note 35)	Total exposure
Spain	5,547	2,069	5,385	955	202,411	3,226	(46)	219,547	63,025	282,572
Portugal	—	862	907	1,935	23,337	468	(8)	27,501	7,706	35,207
Italy	—	359	88	98	11,705	(308)	(4)	11,938	3,402	15,340
Greece	—	—	—	—	170	64	—	234	138	372
Ireland	—	211	281	150	491	286	—	1,419	110	1,529

(*)	Presented excluding impairment losses recognized (7,237 million of euros).
(**)	Repurchase agreement exposure is included in “Balance with central banks”, “Loans and advances to credit institutions” and in “Loans and advances to customers”.

Following is certain information on the notional amount of the CDSs at December 31, 2011 detailed in the foregoing tables:

Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Private	3,288	4,122	(834)	96	(142)	(46)
Portugal	Sovereign	211	211	—	60	(60)	—
	Private	409	448	(39)	93	(101)	(8)
Italy	Sovereign	429	614	(185)	46	(61)	(15)
	Private	1,106	1,129	(23)	114	(118)	(4)
Greece	Sovereign	223	223	—	158	(158)	—
	Private	54	44	10	9	(9)	—
Ireland	Sovereign	9	9	—	1	(1)	—
	Private	60	60	—	5	(5)	—

As regards Latin America as a whole, the sovereign risk exposure arose mainly from Santander subsidiary banks’ obligations to make certain deposits at the related central banks and from the fixed-income portfolios held as part of the structural interest rate risk management strategy. These exposures are taken in local currency and are financed out of local customer deposits, also denominated in local currency. The exposures to the sovereign risk of Latin American issuers denominated in currencies other than the official currency of the issuer country totalled EUR 2,462 million, which accounts for 3.5% of the total sovereign risk exposure to Latin American issuers.

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

•

Depending on the category and location of the projects, a social and environmental audit is conducted (by independent external advisers). To this end, specific questionnaires have been developed for the sectors in which the Bank is most active. Furthermore, the Bank organises social and environmental training courses for both its risk management teams and the heads of its business units.

•

The VIDA tool: implemented since 2004, the main aim of this tool is to assess the environmental risk of both current and potential customer companies, using a system that classifies each of the companies into one of seven categories, depending on the degree of environmental risk incurred.

4. MARKET RISK

4.1 Activities subject to market risk

The measurement, control and monitoring of the market risk area comprises all operations in which net worth risk is assumed. This risk arises from changes in the risk factors -interest rates, exchange rates, equity prices, credit spreads, commodity prices and the volatility thereof- and from the liquidity risk of the various products and markets in which the Group operates.

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

4.2 Methodologies

A. Trading

The standard methodology applied to trading activities by Santander Group in 2011 was Value at Risk (VaR), which measures the maximum expected loss with a given confidence level and time horizon. This methodology was based on a standard historical simulation with a 99% confidence level and a one-day time horizon. Statistical adjustments were made to enable the swift and efficient incorporation of the most recent events that condition the level of risk assumed. Specifically, the Group uses a time window of two years or 520 daily data obtained retrospectively from the reference date of the VaR calculation1. Two figures are calculated each day, one by applying an exponential decline factor which gives a lesser weighting to more distant observations in time, and another with uniform weightings for all observations. The VaR reported is the higher of these two figures.

1	In addition, the Group has started to calculate the so-called “stressed VaR”, for which it employs the same methodology as for normal VaR, except that it uses a fixed one-year time window for the recent period of higher volatility.

VaR is not the only measure. It is used because it is easy to calculate and because it provides a good reference of the level of risk incurred by the Group. However, other measures are simultaneously being taken to enable the Group to exercise greater risk control in all the markets in which it operates.

One of these measures is scenario analysis, which consists of defining behaviour scenarios for various financial variables and determining the impact on results of applying them to the Group’s activities. These scenarios can replicate past events (such as crises) or, conversely, determine plausible scenarios that are unrelated to past events. A minimum of three types of scenarios are defined (plausible, severe and extreme) which, together with VaR, make it possible to obtain a much more complete spectrum of the risk profile.

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

With respect to the credit risk inherent in the trading portfolios, and in keeping with the recommendations made by the Basel Committee on Banking Supervision and with current regulations, an additional metric, the incremental risk charge (IRC), is calculated to cover the default risk and rating migration risk not properly captured in the VaR, by measuring the variation in the related credit spreads. The instruments subject to control are basically fixed-income government and corporate bonds, derivatives on bonds (forwards, options, etc.) and credit derivatives (credit default swaps, asset-backed securities, etc.). The method used to calculate the IRC is based on direct measurements on the loss distribution tails at the appropriate percentile (99.9%). The Monte Carlo method is used and one million simulations are applied.

B. Balance sheet management

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

The metrics used by the Group to control interest rate risk in these activities are the interest rate gap, the sensitivity of net interest margin and market value of equity to changes in interest rates, the duration of capital, value at risk (VaR) and scenario analysis.

a) Interest rate gap of assets and liabilities

The interest rate gap analysis focuses on the mismatches between the interest reset periods of on-balance-sheet assets and liabilities and of off-balance-sheet items. This analysis facilitates a basic snapshot of the balance sheet structure and enables concentrations of interest rate risk in the various repricing buckets to be detected. Additionally, it is a useful tool for estimating the possible impact of potential changes in interest rates on the Group’s net interest margin and market value of equity.

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

d) Value at risk (VaR)

The value at risk for balance sheet aggregates and investment portfolios is calculated by applying the same standard as that used for trading: historical simulation with a confidence level of 99% and a one-day time horizon. As for the trading portfolios, the Group uses a time window of two years or 520 daily data obtained retrospectively from the reference date of the VaR calculation.

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

2.- Operational liquidity gap: this is a scenario for normal liquidity profile conditions, since the cash flows of the on-balance-sheet items are placed at the point of probable liquidity rather than at the point of contractual maturity. In this analysis, the definition of the behaviour scenario (renewal of liabilities, discounts in portfolio disposals, renewal of assets, etc.) is the fundamental point.

b) Liquidity ratios

The liquidity ratio compares liquid assets available for sale or transfer (after the relevant discounts and adjustments have been applied) with the total amount of liabilities (including contingencies). This ratio shows, by non-consolidable currency, the Group’s capacity to immediately respond to its commitments.

Cumulative net liquidity is defined as the 30-day cumulative gap obtained from the modified liquidity gap. The modified contractual liquidity gap is calculated on the basis of the contractual liquidity gap, and places liquid assets at the point of settlement or transfer rather than at the point of maturity. This indicator is calculated for each of the significant currencies.

Additionally, other ratios or metrics relating to the structural liquidity position are used:

•	Loans to net assets

•	Customer deposits, insurance and medium-/long-term financing to loans

•	Customer deposits, insurance and medium-/long-term financing, equity and other liabilities to total loans and fixed assets

•	Short-term funding to net liabilities

•	Survival horizon

c) Scenario analysis/ Contingency plan

Santander Group’s liquidity management focuses on adopting all the measures required to prevent a crisis. It is not always possible to predict the causes of a liquidity crisis and, therefore, contingency plans focus on the modelling of potential crises by analysing various scenarios, the identification of crisis types, internal and external communications, and individual responsibilities.

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

Lastly, Santander Group continues to be actively involved in the process initiated by the Basel Committee and other international bodies to strengthen the liquidity of financial institutions2, through two channels: on the one hand, by participating in the calibration of the proposed regulatory changes -basically the introduction of two new ratios: the Liquidity Coverage Ratio (LCR) and the Net Stable Funding Ratio (NSFR)- and, on the other, by being present at the various forums created to discuss and make suggestions on the issue (the European Banking Federation, etc.), in both cases in close cooperation with the Bank of Spain.

C. Structural foreign currency risk / Hedges of results / Structural equities risk

These activities are monitored by measuring positions, VaR and results.

2	“Basel III: International framework for liquidity risk measurement, standards and monitoring” (Basel Committee on Banking Supervision, December 2010)

D. Complementary measures

Calibration and test measures

Back-testing consists of performing a comparative analysis between VaR estimates and daily clean results (i.e. profit or loss generated by the portfolios at the end of the preceding day valued at following-day prices). The aim of these tests is to verify and provide a measure of the accuracy of the models used to calculate VaR.

Back-testing analyses performed at Santander Group comply, at the very least, with the BIS recommendations regarding the verification of the internal systems used to measure and manage financial risks. Additionally, Santander Group also conducts hypothesis tests: excess tests, normality tests, Spearman’s rank correlation, average excess measures, etc.

The assessment models are regularly calibrated and tested by a specialised unit. Apart from the regular calibration of the VaR methodology, no significant changes were made during the reporting periods or are expected to be made in the future.

Scenario analysis

On a regular basis (at least once a month) the Group calculates and analyses the potential impact on results of applying different stress scenarios to all the trading portfolios, considering the same situations by risk factor.

In addition, certain warning triggers are in place for the global scenarios, based on the historical results of those scenarios and on the capital associated with the portfolio in question. If the levels triggering the warning are surpassed, the persons responsible for managing the portfolio in question are informed so that they can take the appropriate measures. Furthermore, the results of the global stress tests, and any possible excesses over the warning levels set, are reviewed regularly by the global market risks committee, which, if it considers it necessary, informs senior management.

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

4.4. Risks and results in 2011

A. Trading

The average VaR of the Group’s market trading operations in 2011, at EUR 22.4 million, was lower than that for 2010 (EUR 28.7 million), despite the continuing episodes of high volatility in the markets as a result of the sovereign debt crisis in Europe. Also, in comparison with other similar financial groups, the Group’s trading risk profile can be classified as low. The dynamic management of this profile enables the Group to change its strategy in order to capitalise on the opportunities offered by an environment of uncertainty.

Average VaR fell by EUR 6.3 million with respect to 2010. This reduction occurred across all the risk factors and was concentrated in credit spreads and equities, which fell from EUR 20.9 million to EUR 15.0 million, and from EUR 8.0 million to EUR 4.8 million, respectively.

Calibration and test measures

Pursuant to the recommendations issued by BIS for the calibration and control of the efficiency of internal market risk measurement and management systems, in 2011 the Group regularly performed the required benchmark tests and analyses, and drew conclusions which enabled it to verify the reliability of the model.

In 2011 there were three exceptions to VaR at 99% (i.e. days when the daily loss was higher than VaR): August 4 and August 8, which can be explained mainly by the sharp increase in credit spreads, the sudden fall of the stock markets and the depreciation of most currencies against the dollar due to the worsening of the sovereign debt crisis in the euro zone and to increased fears of a major slowdown in the global economy; and September 12, due to the significant increase in credit spreads, affecting mainly financials and Greece.

B. Balance sheet management3

B1. Interest rate risk

a) Convertible currencies

At the end of December 2011, the sensitivity of the net interest margin at one year to parallel increases of 100 basis points was concentrated on the pound sterling yield curve, Santander UK plc being the main contributor with GBP 191 million. The exposure to the euro yield curve fell substantially with respect to December 2010 (to EUR 96 million), and the sensitivity was mostly concentrated in the consumer loan unit in Germany (EUR 66 million, excluding its subsidiaries in Austria and Belgium). As for the USD yield curve, the largest concentration was in the US subsidiary, with a sensitivity of USD 76 million. The sensitivity of the margin for other convertible currencies was scantly material.

Also at 2010 year-end, the equity value sensitivity to parallel increases of 100 basis points in the euro yield curve was EUR 723 million and was mostly concentrated on the Parent bank, albeit with far lower figures than at December 2010. With respect to the pound sterling curve, the sensitivity was GBP 376 million.

In the current environment of low interest rates, the Bank’s sensitivity to rate increases, in terms of net interest margin and equity value, is positive.

3	Includes the total balance sheet, except for financial assets and liabilities held for trading.

b) Latin America

The interest rate risk in balance sheet management portfolios in Latin America, measured in terms of sensitivity of the net interest margin (NIM) at one year to a parallel increase of 100 basis points (b.p.) in the yield curve, remained at low levels throughout 2011.

Measured in terms of market value of equity (MVE) sensitivity, interest rate risk fluctuated within a band between EUR 753 million and EUR 1,036 million. From April onwards, sensitivity increased due mainly to the growth in lending and the ALCO portfolio in Brazil, as well as to the rise in fixed-rate loans in Mexico following the inclusion of the loan portfolio acquired from General Electric.

At the end of December 2011, the risk consumption for the region, measured in terms of 100 b.p. sensitivity of the MVE, stood at EUR 957 million (December 2010: EUR 763 million), while the net interest margin risk at one year, measured in terms of 100 b.p. sensitivity, was EUR 79 million (December 2010: EUR 45 million).

B2. Structural credit risk management

The aim of structural credit risk management is to reduce, through the sale of assets, the concentrations that arise naturally as a result of commercial activity. These sales are offset by the acquisition of other assets which permit diversification of the loan portfolio as a whole. The financial management area analyses these strategies and submits management proposals to the ALCO with a view to optimising credit risk exposure and contributing to the creation of value.

During 2011, as part of the Group’s liquidity management:

•

Assets amounting to more than EUR 73,000 million were securitised, around one third of which were placed in the market and the remainder were retained by the Group’s various units. These retained securitization transactions increased the Group’s liquidity position since they can be discounted at central banks.

•	Higher tranches of asset-backed bonds issued by Group companies were repurchased in the secondary market (around EUR 100 million).

B3. Funding and liquidity risk management

The Group’s liquidity management framework and the liquidity position at 2011 year-end are described below.

1. Liquidity management framework

Liquidity management is based on three basic pillars:

A. Organisational and governance model

Decisions relating to all structural risks are made through local asset-liability committees (ALCOs), in coordination with the markets committee, which is the senior decision-making body responsible for coordinating all the global decisions affecting liquidity risk measurement, management and control.

The markets committee is presided over by the Entity’s chairman and consists of the second deputy chairman and managing director, the third deputy chairman (who, in turn, is ultimately responsible for the Group’s risk management), the finance executive vice president and risk executive vice president and the heads of the business and analysis units.

There are also ALCO committees for both convertible currencies (basically the euro, the US dollar and the pound sterling) and the currencies of emerging economies.

The management of structural risks, including liquidity risk, is performed by the financial management area, and the control of these risks is the responsibility of the global market risk area. Both areas provide support to the ALCOs by submitting management analyses and proposals and controlling compliance with the limits set.

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

Funding and liquidity management is based on the following principles:

• Broad base of highly stable on-balance-sheet customer deposits and funds (including retail promissory notes): more than 85% of these deposits are retail deposits captured by the various commercial units in the Group’s main markets.

• Financing of stable on-balance-sheet liquidity needs (commercial gap or difference between lending and deposits) through medium- and long-term issues, establishing a surplus of structural financing in order to cope with possible adverse situations.

• Diversification of funding sources to reduce risk with respect to:

• Instruments/investors

• Markets/currencies

• Maturities

• Strict control of short-term funding needs, in keeping with the Group’s policy of minimising the raising of short-term financing.

• Autonomy and responsibility of subsidiaries in the management of liquidity funding, with no structural support from the Parent.

In practice, based on the aforementioned principles, the liquidity management performed by the Group consists of the following:

• Preparation of a liquidity plan each year on the basis of the funding needs arising from the budgets of each business. Based on these liquidity requirements and taking into account certain prudential limits on the raising of short-term market financing, financial management establishes an issue and securitization plan for the year.

• Year-round monitoring of the actual changes in the balance sheet and in the financing requirements, which results in the relevant updates of the plan.

• Maintaining an active presence in a broad and diversified set of funding markets. In particular, the Group has more than ten major independent issuer units which avoid any dependence on a specific market and endow it with significant issuance capabilities in various markets.

• Supported by the foregoing, the Group has an adequate structure of medium- and long-term issues, well diversified by product (senior, subordinate, preference, mortgage-backed bond) and with a conservative average term (4.2 years at 2011 year-end), in addition to the asset-backed bonds placed in the market.

Only in the case of Santander Consumer Finance, the Parent (Banco Santander, S.A.) satisfies any additional liquidity requirement, always at market prices considering the term of the financing and the internal rating of the liquidity taker.

C. Balance sheet analysis and liquidity risk measurement

Funding and liquidity decision-making is based on a thorough understanding of the Group’s current situation (environment, strategy, balance sheet and liquidity position), of the future liquidity needs of the businesses (liquidity projection) and of the accessibility and situation of the funding sources in wholesale markets.

Its aim is to ensure that the Group maintains optimum liquidity levels to cover its short- and long-term funding requirements, optimising the impact of the funding cost on the income statement.

This requires the monitoring of the balance sheet structure, the preparation of short- and medium-term liquidity projections and the establishment of basic metrics, consistent with those described in the following section.

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

All this enables the Group to respond to a broad range of potential adverse situations and to implement early, if necessary, the related contingency plans.

These measures are in line with the practices being promoted by the Basel Committee to strengthen the liquidity of financial institutions, the objective of which is to define a framework of principles and metrics that are currently in the observation phase.

2. Current liquidity position

The Group maintains an excellent structural liquidity position and has the ability to cope with further market stress conditions, as reflected by the following factors:

A. Robust balance sheet

The balance sheet at 2011 year-end had a sound structure consistent with the Group’s commercial nature. The loan portfolio, which accounted for 77% of net assets on the liquidity balance sheet, was fully funded by customer deposits and medium- and long-term financing, including asset-backed bonds placed in the market. Similarly, structural liquidity needs, i.e. loans and fixed assets, were also fully funded by structural funds (deposits, medium- and long-term financing and equity).

As regards wholesale market funding, the Group’s structure is based mainly on medium- and long-term instruments, which in aggregate account for 90% of total wholesale market funding.

Together with the special financing of the Federal Home Loan Banks in the United States and the asset-backed bonds placed in the market, the bulk of the medium- and long-term financing relates to debt issues with an outstanding balance of close to EUR 162,000 million at 2011 year-end, an average residual maturity of more than four years and an adequate distribution profile (no single year accounts for more than 20% of the balance outstanding).

Short-term funding is a residual portion of the structure (2% of total liabilities) and is amply covered by liquid assets. At 2011 year-end, the structural liquidity surplus (i.e. the surplus of structural funds over loans and fixed assets) stood at EUR 119,000 million.

Excluding the retail promissory notes placed by the commercial networks in Spain in 2011, since they replaced existing deposits, the structural liquidity surplus of short-term funding amounts to EUR 125,000 million.

This sound structural position is complemented by the Group’s considerable capacity to obtain immediate liquidity from the central banks of the countries in which the Group has operational subsidiaries. These include most notably the three major monetary institutions which control the three basic currencies in which the Group operates: the euro, the pound sterling and the US dollar.

At 2011 year-end, the total capacity of assets available for discounting at the various central banks to which the Group has access through its subsidiaries stood at approximately EUR 100,000 million. This figure, which is similar to the amount at 2010 year-end, is the result of an active strategy for generating discountable assets, underpinned by the development of the customer businesses, which enables the Group to offset both the maturities of existing assets and the increasing “haircuts” applied to collateral by central banks in exchange for liquidity.

B. Funding dynamics

In 2011 Santander maintained the robust structural liquidity position achieved in 2010, amidst an environment of maximum stress in both the retail and wholesale spheres of the business.

In addition to the fierce competition for retail deposits in the main European markets, which had already begun in 2010, the second half of 2011 saw the drying-up of the euro-zone wholesale markets as a result of the confidence crisis regarding the solvency of sovereign debt and the growth capacity of the European peripheral countries. The difficulties facing wholesale issues raised banks’ appetite for retail deposits and at the same time hindered access to the short-term US dollar markets.

In 2011 the Group’s main units continued to raise the levels of their on-balance-sheet customer deposits as the basis for funding growth in lending. Although the highest percentage increases were recorded at the Latin American units, this failed to offset the strong growth in lending in the region, most notably in Brazil and Mexico, resulting in the disappearance of the traditional deposit surplus. By contrast, the developed countries undergoing deleveraging generally reported moderate growth in deposits, albeit outstripping that of loans, which enabled these countries to further reduce the commercial gap.

As an exception, the commercial units in Spain, following their major deposit-taking drive in 2010, reduced deposit volumes in 2011 after having prioritised the recovery of spreads through the non-renewal of the most expensive deposits and the issuance of promissory notes aimed at attracting new retail customer funds. All in all, on-balance-sheet deposits and funds shrank to a lesser degree than loans, which enabled the Group to further improve the commercial gap in Spain.

Furthermore, the Group was highly active as an issuer throughout the year, launching issues more uninterruptedly in the regions and businesses less affected by the issuance difficulties experienced in the euro zone after the summer. By using issuers spanning a broad range of markets and currencies and by taking advantage of the windows offered by the euro markets, particularly in the first half of the year, Santander was able to raise EUR 40,000 million through medium- and long-term issues in the market, more than in 2010, thus permitting 124% coverage for the maturities and redemptions projected for the year.

The medium- and long-term issues, basically senior debt and mortgage-backed bonds, were concentrated in Spain and the United Kingdom (72% altogether), followed by Latin America (led by Brazil), which increased its contribution to account for 24% of total issues in 2011.

As regards securitizations, in 2011 the Group’s subsidiaries taken as a whole performed on the market outright sales of asset-backed securities and structured transactions at medium and long term with customers the collateral of which are asset-backed securities or bonds (“cédulas”) for a total amount of close to EUR 25,000 million. Particularly worthy of note, alongside the intense activity in the UK market, which accounted for more than half of placements, was the growth in the issues launched by Santander Consumer Finance. This was founded to a large extent on the appetite shown by investors for these asset-backed securities. This demand enabled a larger number of Santander Consumer Finance units to access the wholesale markets and, therefore, contributed to the opening of new markets. A case in point is Norway, where the Group performed the country’s first-ever securitization of vehicle loans.

This issue capacity is underpinned by the Group’s credit quality. In any case, for the duration of the current climate of uncertainty, Santander will continue to implement a conservative policy regarding issuances, as it did in 2011, in order to further reinforce its sound current position.

C) Structural foreign currency risk/hedges of results

Structural foreign currency risk arises from the Group’s operations in foreign currencies, and relates mainly to long-term investments, and the results and hedges of those investments.

Foreign currency risk is managed dynamically in order to limit the impact on capital of currency depreciations and optimise the financial cost of hedges.

The Group’s general policy for managing the foreign currency risk on long-term investments is to finance these investments in the currency in which they are denominated, provided that the market is sufficiently deep and the cost is justified by the expected currency depreciation. Also, hedges are arranged on an as-needed basis when it is considered that a local currency may weaken against the euro more quickly than it is being discounted in the market.

At 2011 year-end, the largest long-term exposures (with their potential impact on equity) were concentrated, in descending order, on the Brazilian real, the pound sterling, the US dollar, the Mexican peso and the Polish zloty. The Group hedges a portion of these long-term exposures through foreign exchange derivatives.

Additionally, the financial management division at consolidated level is responsible for managing the foreign currency risk inherent in the expected results and dividends of the Group at the units whose base currency is not the euro.

D) Structured financing

Despite the complicated economic climate, in 2011 Santander Group achieved 13.2% growth in structured financing, to reach a total committed investment of EUR 22,017 million at December 31, 20114, distributed among 727 transactions, thereby boosting the diversification and internationalisation of the business. By transaction type, the project finance business maintained its leading position, with an exposure of EUR 13,528 million distributed among 514 transactions (exposure of EUR 12,198 million, after discounting the exposure transferred to two CLO special-purpose vehicles in 2008 and 2009), followed by the acquisition finance business, with an investment of EUR 4,434 million in 50 transactions (of which EUR 1,746 million related to 12 margin call loans) and, lastly, LBOs and other structured financing transactions, which totalled EUR 4,055 million (154 transactions).

A structured operations portfolio is also held as a result of the integration of the UK Alliance & Leicester group in 2008. This is a diversified portfolio consisting entirely of specialised lending transactions. The committed exposure at 2011 year-end amounted to GBP 4,167 million (EUR 4,989 million) relating to 214 transactions. This exposure fell by 15.5% with respect to 2010 year-end.

E) Exposures related to complex structured assets

Santander Group continued to have very limited exposure to complex structured instruments or vehicles, as a reflection of its culture of management in which prudence in risk management constitutes one of its principal symbols of identity. Specifically, at 2011 year-end, the Group had:

•

CDOs and CLOs: the Group’s position continued to be scantly material, at EUR 301 million, down 38% with respect to 2010 year-end. This position is largely a result of the integration of the Alliance & Leicester plc portfolio in 2008.

4	These figures include the exposure of Banesto

•

Non-agency CMOs and pass-through securities with “alt-A”[5] mortgage underlying: no exposure. The exposures existing at 2010 year-end (EUR 818 million) which arose mainly from the integration of Sovereign Bancorp, Inc. in January 2009 were sold in the fourth quarter of 2011.

•

Hedge funds: the total exposure was not material (EUR 469 million) and consisted largely of the financing provided to these funds (EUR 233 million), the remainder being direct portfolio investment. This exposure featured low loan-to-value ratios, at around 30% (collateral of EUR 1,552 million at the end of December). The risk exposure to this type of counterparty is analyzed on a case-by-case basis, and the percentages of collateral are established according to the features and assets of each fund.

•	Conduits: there was no exposure.

•

Monolines: Santander’s exposure to monoline insurers amounted to EUR 196 million in December 2011, and was concentrated mainly on an indirect exposure of EUR 173 million[6], by virtue of the guarantee provided by entities of this kind for various traditional financing or securitization transactions. The exposure was to double-default risk in this case. The primary underlyings had high credit ratings. The small remainder was direct exposure (e.g. through the purchase of a credit default swap to protect it against the risk of default of these insurance companies). Exposure decreased significantly -by 29%-with respect to 2010.

In short, it can be affirmed that, in general, the exposure to instruments of this kind in the ordinary course of the Group’s business continued to decrease in 2011. It is due mainly to the integration of exposures at entities acquired by the Group, such as Alliance & Leicester plc and Sovereign Bancorp Inc. (in 2008 and 2009, respectively). All these exposures were known at the time of the purchase and adequate provisions were recognized. Since their integration in the Group these exposures have been reduced notably, the final objective being their derecognition.

The Group’s policy with respect to the approval of new transactions involving these products continues to be very prudent and conservative and is subject to strict supervision by the Group’s senior management. Before approval is given for a new transaction, product or underlying, the risk division checks:

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

4.5. Internal model

At 2011 year-end, Santander Group obtained the Bank of Spain’s approval for the internal market risk model for the calculation of regulatory capital in the trading portfolios of the Spain, Chile and Portugal units. The Group intends to gradually extend this approval to its other units.

5	Alternative A-paper: mortgages originated in the US market which, for various reasons, are deemed to have an intermediate level of risk between prime and subprime mortgages (not all the required information is available, loan-to-value ratios above standard levels, etc.).
6	The guarantees provided by monoline insurers in US Municipal Bonds are not treated as exposure. As a result of the acquisition of Sovereign Bancorp, Inc., the Group integrated a portfolio of this type of bonds amounting to EUR 1,341 million at December 2011.

Following this approval, the regulatory capital of the trading activities for the above-mentioned scope is calculated using advanced approaches, applying VaR as a fundamental metric and incorporating the new Stressed VaR metrics and the incremental risk capital charge for default risk and rating migration risk (replacing the former incremental default risk charge), in keeping with the new “Basel 2.5” capital requirements.

The Group cooperates closely with the Bank of Spain to make further progress in the scope of application of the internal model (at geographical and operational levels) and in the impact analysis of new requirements, in line with the documents issued by the Basel Committee to strengthen the capital of financial institutions7.

5. OPERATIONAL RISK

Definition and objectives

Santander Group defines operational risk as “the risk of loss resulting from inadequate or failed internal processes, human resources or systems or from external events”. Unlike other risks, this is generally a risk that is not associated with products or businesses, but is found in processes and/or assets and is generated internally (people, systems, processes) or as a result of external risks, such as natural disasters.

The aim pursued by the Group in operational risk control and management is primarily to identify, measure/assess, control/mitigate and inform about this risk.

The Group’s priority, therefore, is to identify and eliminate any clusters of operational risk, irrespective of whether losses have been incurred. Measurement of this risk also contributes to the establishment of priorities in operational risk management.

For the purpose of calculating regulatory capital for operational risk, Santander Group decided to opt initially for the standardised approach provided for under Basel II standards. The Group is assessing the most appropriate time to shift to advanced measurement approaches (AMA) taking into account, however, that: a) the short-term priority in operational risk management is focused on mitigation; and b) most of the regulatory requirements established for use of the AMA must be incorporated in the standardised approach and, at the present time, these requirements have already been included in the operational risk management approach used by Santander Group.

Management model

The organisational model for risk management and control follows the Basel guidelines and establishes three levels of control:

•	First level: management and control functions performed by the Group’s units

•	Second level: supervision functions performed by the corporate areas

•	Third level: integrated control functions performed by the risk division, from the integrated risk control and internal risk validation area (CIVIR)

This model is reviewed on a recurring basis by the internal audit division.

Operational risk control is conducted at the first and second level by the technology and operations division and forms part of the Group’s deep-rooted risk management culture. Within this division, the corporate technology and operational risk area (ACRTO), created in 2008, is responsible for the definition of policies and methodology and for the management and control of technology and operational risks. The implementation, integration and local adaptation of the policies and guidelines established by the area are the responsibility of the local operational risk resources areas, through the operational risk officers identified in each unit.

7	“Basel III: A global regulatory framework for more resilient banks and banking systems” and “Basel III: International framework for liquidity risk measurement, standards and monitoring”

This operational risk management structure is based on the knowledge and experience of the executives and professionals of the various Group units, with particular importance being attached to the role of the local operational risk officers.

The technology and operational risk management model includes the following phases:

•	Identification of the operational risk inherent in all the Bank’s activities, products, processes and systems.

•	Objective and continued measurement and assessment of operational risk, consistent with the industry and regulatory standards (Basel, Bank of Spain, etc.), and setting of risk tolerance limits.

•	Continuous monitoring of operational risk exposures, implementation of control procedures, improvement of internal awareness and mitigation of losses.

•	Establishment of mitigation measures to eliminate or minimise operational risk.

•

Generation of periodic reports on the exposure to operational risk and its level of control for senior management and the Group’s areas/units, and reporting to the market and the regulatory authorities.

•

Definition and implementation of systems enabling the Group to monitor and control operational risk exposures. These systems are integrated into the Group’s daily management, using the current technology and maximising the automation of applications.

•	Definition and documentation of operational risk management policies and implementation of the related methodologies consistent with current regulations and best practices.

The operational risk control model implemented by Santander Group provides the following benefits:

•	Integrated and effective management of operational risk (identification, measurement/assessment, control/mitigation and information).

•	Improved knowledge of actual and potential operational risks and better assignment to business and support lines.

•	The information on operational risk helps improve processes and controls and reduce losses and income volatility.

•	Setting of limits for operational risk appetite.

Model implementation: global initiatives and results

The main functions, activities and global initiatives adopted, which seek to ensure the effective management of operational and technology risk, can be summarised as follows:

•	Definition and implementation of the corporate technology and operational risk management framework.

•	Designation of head coordinators and creation of operational risk departments at the local units.

•	Training and experience sharing: communication of best practices within the Group.

•	Fostering of mitigation plans: control of both the implementation of corrective measures and projects under development.

•	Definition of policies and structures to minimise the impacts on the Group in the event of major disasters.

•	Adequate control of the activities carried out by third parties, enabling the Group to respond to potential critical situations.

•	Provide adequate information on this type of risk.

The corporate function strengthens technology risk management and fosters the following aspects, inter alia:

•	Security of information systems.

•	Promotion of contingency and business continuity plans.

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

•	Self-assessment questionnaires completed by the main Group units are received and analyzed and their results materialise in the preparation of risk maps.

•	A corporate system of operational risk indicators is in place, which is updated continuously in coordination with the internal control area.

•	The most significant and frequent events are identified and analyzed, and mitigation measures are adopted and disseminated to the other Group units as best practice guidelines.

•	Databases are reconciled with the accounting records.

In addition, in 2011 the Group units made further progress in the performance of risk self-assessment exercises, through the introduction of frequency, severity and worst-case scenario estimates. More specifically, experts from the various business and support areas assessed the risk associated with their processes and activities and estimated the average frequency of the materialisation of risks and their average severity. The exercises also included assessment of highest loss in addition to average loss, as well as evaluation of the control environment.

All the above will enable limits to be established on the basis of the distribution and modelling of expected/unexpected losses.

In 2011 the Group completed the implementation of a new corporate system that supports substantially all the operational risk management tools and facilitates the information and reporting functions and requirements at both local and corporate level. The most noteworthy features of the system are as follows:

•	It is equipped with the following modules: event registration, risk map and assessment, indicators and reporting systems.

•	It is applicable to all Group entities.

•	It automates all operational risk management processes.

•	In 2012 the following improvements will be made to the platform:

•	Inclusion of scenario analysis methodology to supplement the methods currently in place at the Group and enable the assessment of highest-severity potential risks.

•	Strengthening of the procedures for active operational risk management through the introduction and monitoring of mitigation measures.

The Group monitors and controls technology and operational risk through its governing bodies. Accordingly, the meetings of the Group’s board of directors, executive committee and management committee regularly address salient aspects of operational risk management and mitigation.

Furthermore, each year the Group formally establishes its operational risk profiles and limits, subject to approval by the risk committee. The Group’s risk appetite is established, and must be in the low or medium-low profile, which is defined on the basis of various ratios. In this regard, limits are set by country and at Group level based on the gross loss to gross income ratio.

Also, once a month and in each country, the various local resources areas hold monitoring committee meetings with the corporate area. In February 2011 the corporate anti-fraud committee was set up to analyse the situation of fraud in the Group and to promote corrective measures aimed at its reduction.

Lastly, it should be noted that ACRTO-CIVIR committee meetings were held on a quarterly basis in 2011. These meetings address significant operational risk management and control issues from an integrated risk control perspective.

Analysis and monitoring of controls in market operations

In view of the specific features and complexity of financial markets, the Group considers it necessary to steadily strengthen the operational control of its financial market activities, thus bolstering the highly stringent and conservative risk and operational principles already applied on a regular basis by Santander Group.

In addition to monitoring all operational control-related matters, in all its units the Group placed greater emphasis on the following aspects:

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

Corporate information

The corporate technology and operational risk control area has a system for integral management of operational risk information (IGIRO), which every quarter consolidates the information available from each country/unit in the operational risk sphere and gives a global view with the following features:

•	Two levels of information: one corporate, with consolidated information, and the other individualised for each country/unit.

•	Dissemination of the best practices among the countries/units of Santander Group, obtained from the combined study of the results of qualitative and quantitative analyses of operational risk.

Information is also prepared on the following aspects:

•	Santander Group’s operational risk management model.

•	Scope of action.

•	Analysis of the database of operational losses.

•	Operational risk cost and accounting reconciliation.

•	Self-assessment questionnaires.

•	Key Risk Indicators.

•	Mitigating measures/active management.

•	Business continuity plans and contingency plans.

•	Regulatory framework: BIS II.

•	Insurance.

This information acts as the basis for meeting reporting requirements vis-à-vis the risk committee, senior management, regulators, rating agencies, etc.

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

•

Analysis and follow-up of the recommendations and suggestions for improving operational risks made by insurance companies, through previous audits performed by specialised companies, and of the subsequent implementation thereof.

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

Santander Group manages the reputational risk that may arise from an inadequate sale of products or an improper provision of services by the Group in accordance with the corporate policies for the management of reputational risk arising from the marketing of products and services.

These corporate policies aim to establish a single corporate framework for all regions, businesses and entities that: (i) reinforces the organisational structures; (ii) ensures that decision-making committees oversee not only the approval of products and services, but also the monitoring thereof over their whole lives; and (iii) establishes the guidelines for defining uniform Group-wide criteria and procedures for the marketing of products and services, encompassing all its phases (approval, pre-sale, sale and follow-up or post-sale).

These policies are developed and specifically adapted to the actual local situation and to local regulatory requirements through the local internal rules of the various Group units, once authorisation has been obtained from the corporate compliance and reputational risk area.

Accordingly, the new version of the procedures manual for the sale of financial products (“the manual”) is a specific adaptation of the corporate marketing policies to the actual Spanish situation and to local regulatory requirements (such as the EU MiFID directive) and, therefore, applies to Banco Santander, S.A. and its subsidiaries operating in Spain that do not have their own manual.

The financial products included in the material scope of this manual are fixed-income and equity securities or other financial instruments, money market instruments, shares or units in collective investment undertakings, traded derivatives, OTC derivatives and atypical financial contracts. Nevertheless, the corporate marketing committee may opt to include other financial products within the scope of the procedures manual.

The reputational risk that may arise from an inadequate sale of products or an improper provision of services by the Group is managed mainly through the following bodies:

Risk committee (CDR)

It is the responsibility of the board, as part of its supervisory function, to define the Group’s risk policy.

The risk committee, in its capacity as the body responsible for global risk management and for all banking operations, assesses, with the support of the general secretary’s division, the reputational risk within its scope of competence in areas for which it has decision-making powers.

Corporate marketing committee (CCC)

The corporate marketing committee (“CCC”) is the Group’s decision-making body regarding the approval and monitoring of products and services. Chaired by the Group’s general secretary, it is composed of representatives of the following divisions: risk, financial management, technology and operations, general secretary’s division, the controller’s unit, internal audit, commercial banking, Santander Global Banking & Markets, private banking, asset management and insurance.

The CCC pays particular attention to the suitability of the product or service for the environment in which it is to be marketed, placing particular emphasis on ensuring that:

•	Each product or service is sold by competent sales personnel.

•	Customers are furnished with the required appropriate information.

•	The product or service fits the customer’s risk profile.

•	Each product or service is assigned to the appropriate market, not only from a legal or tax standpoint, but also with regard to the financial culture of that market.

•	The product or service meets the requirements of the corporate marketing policies and, in general, the applicable internal or external regulations.

Also, local marketing committees (“CLCs”) are created at local level to channel proposals for the approval of new products to the CCC -after issuing a favorable opinion, since initially they do not have any delegated powers- and to approve products that are not new and the related marketing campaigns.

In their respective approval processes the marketing committees’ actions are guided by a risk-based approach, from the view point of both the Bank and the customer.

Global consultative committee (CGC)

The global consultative committee is the advisory body of the corporate marketing committee and consists of area representatives who provide an insight into risks, regulation and markets. The global consultative committee, which meets on an estimated quarterly basis, may recommend the review of products affected by market changes, impaired solvency (country, sectors or companies) or changes in the Group’s market perception at medium and long term.

Corporate monitoring committee (CCS)

Since 2009 this committee has met on a weekly basis to monitor products. Chaired by the general secretary, it involves the participation of internal audit, legal advisory, compliance, customer care and the business areas concerned (with the ongoing representation of the commercial network). The committee meetings raise and resolve specific issues relating to the marketing of products and services.

Corporate reputational risk management office

The purpose of the reputational risk management office, which forms part of the corporate compliance and reputational risk area, is to provide the relevant governing bodies with the information required to enable them: (i) to conduct an appropriate analysis of risk in the approval phase, with a twofold focus: impact on the Bank and impact on customers; and (ii) to monitor products over their life cycle.

At local level the Group creates the corresponding reputational risk management offices, which are responsible for promoting corporate culture and for ensuring that products are approved and monitored in the respective local spheres in keeping with corporate guidelines.

In 2011 the various reputational risk management offices conducted a follow-up of the products approved.

7. COMPLIANCE WITH THE NEW REGULATORY FRAMEWORK

Throughout 2011 Santander Group took part in the impact studies steered by the Basel Committee and the European Banking Authority (EBA) and coordinated locally by the Bank of Spain to gauge the impact of the new Basel III regulations which, when implemented, will establish new capital and liquidity standards with stricter and more standardised criteria at international level.

Santander Group intends to adopt, over the next few years, the advanced internal ratings-based (AIRB) approach under Basel II for substantially all its banks, until the percentage of net exposure of the loan portfolio covered by this approach exceeds 90%. The attainment of this short-term objective also depends on the acquisitions of new entities and the need for the various supervisors to coordinate the validation processes of the internal approaches. The Group is present in geographical areas where there is a common legal framework among supervisors, as is the case in Europe through the Capital Requirements Directive. However, in other jurisdictions, the same process is subject to the framework of cooperation between the home and host country supervisors under different legislations, which in practice entails adapting to the different criteria and timetables in order to obtain authorisation to use the advanced approaches on a consolidated basis.

Accordingly, Santander Group continued in 2011 with the project for the progressive implementation of the technology platforms and methodological improvements required for the roll-out of the AIRB approaches for regulatory capital calculation purposes at the remaining Group units. Santander Group has obtained authorisation from the supervisory authorities to use advanced approaches for the calculation of regulatory capital requirements for credit risk for the Parent and the main subsidiaries in Spain, the United Kingdom and Portugal and certain portfolios in Mexico, Brazil, Chile and Santander Consumer Finance Spain, which represent nearly two thirds of its total exposure at 2011 year-end. The Group’s Basel implementation strategy is focused on obtaining authorisation for the use of AIRB approaches at the main entities in the Americas and at consumer banking entities in Europe.

As regards the other risks explicitly addressed in Pillar I of the Basel Capital Accord, Santander Group is authorized to use its internal model for market risk with respect to the treasury areas’ trading activities in Spain and in 2010 it obtained authorisation for the Chile and Portugal units, thus continuing implementation of the roll-out plan it submitted to the Bank of Spain for the other units.

With regard to operational risk, the Group considers that the internal model should be developed primarily on the basis of the experience accumulated in managing an entity through the corporate guidelines and criteria established after assuming control, which are a distinctive feature of Santander Group. The Group has performed numerous acquisitions in recent years and, as a result, a longer maturity period will be required in order to develop the internal model based on its own management experience of the various acquired entities. However, although Santander Group has initially decided to use the standardised approach for regulatory capital calculation purposes, it is considering the possibility of adopting AMA approaches once it has collated sufficient data using its own management model in order to make as much use as possible of the virtues that characterise the Group.

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

In accordance with the capital requirements set by the European Directive and Bank of Spain rules, Santander Group publishes its Pillar III disclosures report on an annual basis. This report, the first edition of which was published with data at December 31, 2008, comfortably meets the market transparency requirements in relation to the so-called Pillar III. Santander Group considers that the market reporting requirements are fundamental to complement the minimum capital requirements of Pillar I and the supervisory review process performed through Pillar II. In this respect, it is incorporating in its Pillar III disclosures report the recommendations made by the Committee of European Banking Supervisors (CEBS, now the EBA), in order to make Santander an international benchmark in terms of market transparency, as is already the case with its annual report.

Parallel to the roll-out of advanced approaches at the various Group units, Santander is carrying out an ambitious ongoing training process on Basel at all levels of the organisation, covering a significant number of professionals from all areas and divisions, with a particular focus on those most affected by the changes arising from the adoption of the new international capital standards.

Internal validation of risk models

In addition to constituting a regulatory requirement, the internal validation function provides essential support to the board’s risk committee and the local and corporate risk committees in the performance of their duties to authorise the use of the models (for management and regulatory purposes) and to review them regularly.

Internal model validation involves the obtainment, by a sufficiently independent specialised unit of the Entity, of an expert opinion on the adequacy of the internal models for the intended internal management and/or regulatory purposes (calculation of regulatory capital, level of provisions, etc.), expressing a conclusion on their robustness, usefulness and effectiveness.

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

The internal validation function is located, at corporate level, within the integrated risk control and internal risk validation area (CIVIR) and reports directly to the third deputy chairman of the Group and chairman of the risk committee. This function is performed at a global and corporate level in order to ensure uniformity of application, and is implemented through four regional centres located in Madrid, London, Sao Paulo and New York. From a functional and hierarchical standpoint, these centres are fully accountable to the corporate centre, thus ensuring consistency in the performance of their activities. This system facilitates the application of a corporate methodology that is supported by a set of tools developed internally by Santander that provide a robust corporate framework to be used at all the Group’s units and which automate certain verifications to ensure efficient reviews.

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

8. ECONOMIC CAPITAL

The concept of economic capital has traditionally been contrasted with that of regulatory capital, the latter being the measure required by capital adequacy regulations. The Basel II capital framework has without doubt brought the two concepts closer together. While Pillar I determines the minimum regulatory capital requirements, Pillar II quantifies, through economic capital, the Group’s overall capital adequacy position.

The Group’s economic capital model enables it to quantify the consolidated risk profile taking into account all the significant risks of the business (including risks not contemplated in regulatory capital), as well as the diversification effect inherent in a multi-national, multi-business group such as Santander. The Group uses this model to prepare its internal capital adequacy assessment report in accordance with Bank of Spain regulations within the framework of Pillar II of Basel II.

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

Additionally, the economic capital measurement and aggregation model also considers the concentration risk for wholesale portfolios (large corporations, banks and sovereigns), in terms of both the size of their exposure and their industry-based or geographical concentration. Any geographical or product concentration in retail portfolios is captured through the application of an appropriate correlation model.

Furthermore, economic capital is particularly well-suited for internal Group management purposes, since it permits the assessment of targets, prices and business viabilities, inter alia, and helps maximise the Group’s profitability.

Analysis of the global risk profile

The distribution of economic capital among the main business areas reflects the diversified nature of the Group’s business activities and risk. In 2011 this diversification was affected by the varying growth performance across the geographical areas, by the purchase of the SEB business in Germany, by the acquisition of Bank Zachodni WBK S.A. in Poland and, to a lesser degree, by the sale of a portion of the Latin American insurance business.

Continental Europe accounts for almost 40% of the Group’s capital, while Latin America accounts for more than a third (Brazil: 21%), the United Kingdom 10% and Sovereign 6%; the corporate financial management and investments area, which assumes the risk stemming from exposure to structural foreign currency risk (risk arising from holding investments in foreign subsidiaries denominated in currencies other than the euro) and most of the equity investments, represents 11%.

The diversification benefit under the economic capital model, including both intra-risk (i.e. geographical) and inter-risk diversification, amounted to approximately 22% in December 2011.

Additionally, the main purpose of the Group’s capital planning is to obtain future projections of economic and regulatory capital so as to assess capital adequacy in various scenarios. For each scenario, capital planning incorporates the Group’s earnings forecasts, in a manner consistent with its strategic targets (organic and inorganic growth, pay-out ratio, etc.), the performance of the economy and stress situations, and identifies possible capital management strategies enabling the Bank to optimise its capital adequacy position and return on capital.

RORAC and value creation

Santander Group has used RORAC methodology in its risk management since 1993, with the following objectives:

•

Calculation of economic capital requirements and of the return thereon for the Group’s business units, segments, portfolios and customers, in order to facilitate an optimal allocation of economic capital.

•	Budgeting of capital requirements and RORACs of the Group’s business units and inclusion thereof in their compensation plans.

•	Analysis and setting of prices in the decision-making process for transactions (loan approval) and customers (monitoring).

The RORAC methodology facilitates the comparison, on a like-for-like basis, of the performance of transactions, customers, portfolios and businesses, and identifies those which achieve a risk-adjusted return higher than the Group’s cost of capital, thus aligning risk management and business management with the aim of maximising value creation, which is the ultimate objective of Group senior management.

The Group periodically assesses the level and evolution of the value creation (VC) and return on risk-adjusted capital (RORAC) of its main business units. The VC is the profit generated over and above the cost of the economic capital (EC) used, and is calculated using the following formula:

VC = Profit - (average EC x cost of capital)

The profit used is obtained by making the required adjustments to accounting profit in order to reflect only the recurring profit obtained by each unit from its business activity.

The minimum rate of return on capital that a transaction should achieve is determined by the cost of capital, which is the minimum remuneration required by shareholders. In order to objectively calculate this rate, the premium that shareholders demand for investing in the Group is added to the risk-free return. This premium depends essentially on the degree of volatility of the market price of the Banco Santander share in relation to the market trend. The cost of capital for 2011 applied to the various Group units was 13.862%.

If a transaction or portfolio yields a positive return, it will be contributing to the Group’s profit, although it will only create shareholder value when this return exceeds the cost of capital.

The Group’s return on risk-adjusted capital (RORAC) amply exceeded the estimated cost of capital for 2011.

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

	Millions of Euros
CONSOLIDATED BALANCE SHEET	2011	2010	2009
Assets
Cash and due from banks	87,085	70,858	28,232
Interest earning deposits in other banks	25,042	25,063	29,288
Securities purchased under agreements to resell	11,817	9,989	21,288
Trading account assets	192,201	196,242	172,868
Banks	14,146	35,054	22,715
Loans	14,995	8,525	17,886
Derivatives	102,498	73,069	59,856
Debt securities	55,353	62,477	57,286
Equity securities	5,209	17,117	15,125
Investment securities	93,453	94,664	101,579
Available-for-sale	93,453	94,664	101,579
Net Loans and leases	714,479	702,459	653,349
Loans and leases, net of unearned income	733,363	722,121	671,184
Less-Allowance for loan losses	(18,884)	(19,662)	(17,835)
Premises and equipment, net	13,985	12,780	11,499
Investment in affiliated companies	4,155	273	164
Other assets	107,163	102,953	89,906
Intangible Assets	2,994	3,442	2,778
Goodwill in consolidation	25,089	24,622	22,865
Accrual Accounts	2,032	2,559	2,259
Hedge derivatives	9,898	8,227	7,834
Others	67,150	64,103	54,170

Total assets	1,249,380	1,215,281	1,108,173

Liabilities
Deposits	653,036	633,938	554,134
Non interest deposits	5,380	4,825	5,394
Interest bearing	647,656	629,113	548,740
Demand deposits	160,540	153,185	142,484
Savings deposits	140,583	136,694	127,941
Time deposits	346,533	339,234	278,315
Certificates of deposit	—	—	—
Short-term debt	131,930	130,730	124,189
Long-term debt	208,590	216,476	220,090
Other liabilities	172,965	153,222	135,890
Taxes Payable	8,174	8,618	7,005
Accounts Payable	6,632	8,286	7,859
Accrual Accounts	5,470	4,953	5,503
Pension Allowance	6,899	7,299	8,273
Stock borrowing liabilities	—	—	—
Derivatives	109,527	81,913	63,904
Liabilities under insurance contracts	517	10,449	16,916
Other Provisions	6,526	6,141	6,904
Short securities positions	10,187	12,303	5,140
Others	19,033	13,260	14,386

Total liabilities	1,166,521	1,134,366	1,034,303

Equity
Stockholders’ equity
Capital stock	4,455	4,164	4,114
Additional paid-in-capital	31,223	29,457	29,305
Other additional capital	(1,821)	(1,462)	(2,326)
Current year earnings	5,351	8,181	8,943
Other reserves	37,206	34,678	28,631

Total stockholders’ equity	76,414	75,018	68,667

Non-controlling interests	6,445	5,897	5,203
Total Equity	82,859	80,915	73,870

Total liabilities and Equity	1,249,380	1,215,281	1,108,173

The Group has issued Mortgage backed securities, called Cédulas Hipotecarias (see Note 22). Additionally, as of December 31, 2011, 2010 and 2009, the investment debt securities assigned to certain Group or third-party commitments amounted to €43,899 million, €27,034 million and €39,661 million, respectively.

	Millions of Euros
CONSOLIDATED STATEMENTS OF INCOME	2011	2010	2009
Interest income:
Interest and fees on loans and leases	48,031	42,514	42,708
Interest on deposits in other banks	3,806	2,881	3,362
Interest on securities purchased under agreements to resell	1,175	979	1,156
Interest on investment securities	8,152	6,801	6,285
Dividends	—	—	5
Total interest income	61,164	53,175	53,516

Interest expenses:
Interest on deposits	(17,045)	(13,733)	(15,852)
Interest on short-term borrowings	(4,531)	(3,258)	(2,929)
Interest on long-term debt	(6,928)	(5,117)	(6,562)
Total interest expense	(28,504)	(22,108)	(25,343)
Interest income / (Charges)	32,660	31,067	28,173
Provision for credit losses	(11,164)	(10,258)	(11,010)
Interest income / (Charges) after provision for credit losses	21,496	20,809	17,163

Non interest income:
Commissions and fees from fiduciary activities	1,340	1,350	1,220
Commissions and fees from securities activities, net	668	784	774
Fees and commissions from insurance activities	8,939	9,044	8,858
Other Fees and commissions, net	5,971	5,439	5,122
Gains (losses) from:
Affiliated companies’ securities	1,851	170	1,522
Investment securities	(540)	2,108	4,552
Foreign exchange, derivatives and other, net	2,169	320	(812)
Sale of premises	52	197	37
Income from non financial entities	401	345	382
Gains on sale of non-current assets / liabilities held for sale not classified as discontinued operations	92	210	415
Other income	1,113	811	487
Total non interest income	22,056	20,778	22,557

Non interest expense:
Salaries and employee benefits	(10,860)	(9,917)	(9,177)
Occupancy expense of premises, depreciation and maintenance, net	(2,693)	(2,502)	(2,255)
General and administrative expenses	(5,683)	(5,280)	(4,890)
Impairment of goodwill	(760)	(63)	(3)
Impairment / amortization of intangible assets	(1,689)	(1,091)	(855)
Impairment of tangible assets	(2,176)	(530)	(1,503)
Provisions for specific allowances	(2,387)	(924)	(1,444)
Payments to Deposit Guarantee Fund	(346)	(307)	(318)
Insurance claims	(7,164)	(7,591)	(7,605)
Expenses of non financial entities	(249)	(205)	(244)
Losses on sale of non-current assets / liabilities held for sale not classified as discontinued operations	(404)	(201)	(289)
Other expenses	(1,202)	(924)	(549)
Total non interest expense	(35,613)	(29,535)	(29,132)
Income before income taxes	7,939	12,052	10,588
Income tax expense	(1,776)	(2,923)	(1,207)
Net consolidated income for the year	6,163	9,129	9,381
Net income attributed to non-controlling interests	788	921	466
Income from discontinued operation, net of taxes	(24)	(27)	27
NET INCOME ATTRIBUTED TO THE GROUP	5,351	8,181	8,942

Following are the summarized balance sheets of Banco Santander, S.A. as of December 31, 2011, 20010 and 2009.

CONDENSED BALANCE SHEETS (Parent company only)	2011	2010	2009
	(Millions of Euros)
Assets
Cash and due from banks	73,254	70,716	70,923
Of which:
To bank subsidiaries	35,270	35,591	36,459
Trading account assets	91,330	67,807	57,262
Investment securities	43,746	29,850	34,034
Of which:
To bank subsidiaries	16,581	9,576	3,873
To non-bank subsidiaries	—	—	353
Net Loans and leases	174,775	186,505	174,645
Of which:
To non-bank subsidiaries	37,602	31,039	28,948
Investment in affiliated companies	68,559	60,497	67,430
Of which:
To bank subsidiaries	62,988	58,105	64,776
To non-bank subsidiaries	5,571	2,392	2,654
Premises and equipment, net	1,211	1,272	1,339
Other assets	13,134	12,648	10,436

Total assets	466,009	429,295	416,069

Liabilities
Deposits	225,232	221,027	236,833
Of which:
To bank subsidiaries	17,447	27,779	19,263
To non-bank subsidiaries	56,818	59,393	75,312
Short-term debt	42,785	26,924	13,598
Long-term debt	56,486	59,801	59,885
Total debt	99,271	86,725	73,483
Of which:
To bank subsidiaries	4,009	133	—
To non-bank subsidiaries	25,815	29,111	31,162
Other liabilities	96,128	76,825	59,572

Total liabilities	420,631	384,577	369,888

Stockholders’ equity
Capital stock	4,455	4,165	4,114
Retained earnings and other reserves	40,923	40,553	42,067

Total stockholders’ equity	45,378	44,718	46,181

Total liabilities and Stockholders’ Equity	466,009	429,295	416,069

In the financial statements of the Parent Company, investments in subsidiaries, jointly controlled entities and associates are recorded at cost.

Following are the summarized statements of income of Banco Santander, S.A. for the years ended December 31, 2011, 2010 and 2009.

CONDENSED STATEMENTS OF INCOME (Parent company only)	2011	2010	2009
	(Millions of Euros)
Interest income
Interest from earning assets	10,355	9,061	11,410
Dividends from affiliated companies	3,913	5,515	2,457
Of which:
From bank subsidiaries	3,557	5,452	1,887
From non-bank subsidiaries	356	63	570

	14,268	14,576	13,867
Interest expense	(7,193)	(5,817)	(7,117)

Interest income / (Charges)	7,075	8,759	6,750
Provision for credit losses	(1,985)	(2,132)	(331)

Interest income / (Charges) after provision for credit losses	5,090	6,627	6,419
Non interest income:	393	716	1,484
Non interest expense:	(3,295)	(3,950)	(3,688)

Income before income taxes	2,188	3,393	4,215
Income tax expense	(37)	(61)	(63)

Net income	2,151	3,332	4,152
Following are the summarized cash flow statements of Banco Santander, S.A. for the years ended December 31, 2011, 2010 and 2009.

CONDENSED CASH FLOW STATEMENTS (Parent company only)	2011	2010	2009
	(Millions of Euros)
1. Cash flows from operating activities

Consolidated profit	2,151	3,332	4,151
Adjustments to profit	4,172	3,054	1,306
Net increase/decrease in operating assets	(2,958)	14,923	(12,901)
Net increase/decrease in operating liabilities	17,295	13,166	(26,129)
Reimbusements/payments of income tax	6	215	254
Total net cash flows from operating activities (1)	26,582	4,844	(7,517)

2. Cash flows from investing activities
Investments (-)	(9,377)	(1,329)	(3,642)
Divestments (+)	1,470	4,577	2,027
Total net cash flows from investment activities (2)	(7,907)	3,248	(1,615)

3. Cash flows from financing activities
Disposal of own equity instruments	2,621	2,343	32
Acquisition of own equity instruments	(2,621)	(2,314)	(61)
Issuance of debt securities	—	6,970	1,946
Redemption of debt securities	(3,881)	(9,438)	—
Dividends paid	(3,489)	(4,107)	(4,387)
Issuance/Redemption of equity instruments	—	—	—
Other collections/payments related to financing activities	(115)	(377)	(438)
Total net cash flows from financing activities (3)	(7,485)	(6,923)	(2,908)

4. Effect of exchange rate changes on cash and cash equivalents (4)	110	251	113

5. Net increase/decrease in cash and cash equivalents (1+2+3+4)	11,300	1,420	(11,927)
Cash and cash equivalents at beginning of period	8,047	6,627	18,554
Cash and cash equivalents at end of period	19,347	8,047	6,627

55.2 Preference Shares and Preferred Securities

The following table shows the balance of the preference shares and preferred securities as of December 31, 2011, 2010 and 2009:

	2011	2010	2009
	(Millions of Euros)
Preference shares	449	435	430
Preferred securities	5,447	6,917	7,315

Total at year-end	5,896	7,352	7,745

Both Preference Shares and Preferred Securities are recorded under the “Financial liabilities at amortized cost – Subordinated Liabilities” caption in the consolidated balance sheet as of December 31, 2011, 2010 and 2009.

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

	Outstanding at December 31, 2011
		Amount in
Preference Shares		currency		Redemption
Issuer/Date of issue	Currency	(million)	Interest rate	Option (1)
Banesto Holding, Ltd, December 1992	US Dollar	45.1	10.500%	June 30, 2012
Santander UK plc, October 1995	Pounds Sterling	68.0	10.375%	No option
Santander UK plc, February 1996	Pounds Sterling	68.0	10.375%	No option
Santander UK plc, March 2004	Pounds Sterling	13.6	5.827%	March 22, 2016
Santander UK plc, May 2006	Pounds Sterling	34.9	6.222% (2)	May 24, 2019
Santander Holdings USA, Inc, August 2000	US Dollar	149.0	12.000%	May 16, 2020
Santander Holdings USA, Inc, May 2006	US Dollar	75.5	7.300%	May 15, 2011

	Outstanding at December 31, 2011
Preferred Securities		Amount in currency	Interest rate	Maturity date
Issuer/Date of issue	Currency	(million)
Banesto Group
Banco Español de Crédito, October 2004	Euro	86.9	€CMS 10 + 0.125%	Perpetuity
Banco Español de Crédito (1), November 2004	Euro	153.0	5.5%	Perpetuity
Banco Español de Crédito, June 2009	Euro	497.5	6.0%	Perpetuity

Santander Finance Capital, S.A. (Unipersonal)
March 2009	US Dollar	18.2	2.0%	Perpetuity
March 2009	US Dollar	25.0	2.0%	Perpetuity
March 2009	Euro	313.7	2.0%	Perpetuity
March 2009	Euro	153.7	2.0%	Perpetuity
June 2009	Euro	22.0	Euribor (3M) + 2.2%	Perpetuity

Santander Finance Preferred, S.A. (Unipersonal)
March 2004	US Dollar	89.3	6.41%	Perpetuity
September 2004	Euro	174.2	€CMS 10 +0.05% subject to a maximum distribution of 8% per annum	Perpetuity
October 2004	Euro	165.1	5.75%	Perpetuity
November 2006	US Dollar	161.8	6.80%	Perpetuity
January 2007	US Dollar	109.5	6.50%	Perpetuity
March 2007	US Dollar	210.1	US3M + 0.52%	Perpetuity
July 2007	Pounds Sterling	6.8	7.01%	Perpetuity
July 2009	Pounds Sterling	679.4	Libor (3M) + 7.66%	Perpetuity
July 2009	Euro	125.7	Euribor (3M) + 7.66%	Perpetuity
September 2009	US Dollar	161.6	USD Libor (3M) + 7.67%	Perpetuity
September 2009	US Dollar	825.1	10.50%	Perpetuity

Santander International Preferred S.A. (Sociedad Unipersonal)
March 2009	US Dollar	980.2	2.00%	Perpetuity
March 2009	Euro	8.6	2.00%	Perpetuity

Santander UK Group
Abbey National Capital Trust I, February 2000	US Dollar	621.8	Fixed to 8.963% until June 30, 2030, and from this date, 2.825% + Libor USD (3M)	Perpetuity
Abbey National Plc, February 2001(3)	Pounds Sterling	101.8	7.037%	Perpetuity
Abbey National Plc, August 2002	Pounds Sterling	12.0	Fixed to 6.984% until February 9, 2018, and thereafter, at a rate reset semi-annually of 1.86% per annum + Libor GBP (6M)	Perpetuity

Santander PR Capital Trust I
February 2006	US Dollar	125	6.750%	July 2036

(1)	From these date the issuer can redeem the shares, subject to prior authorization by the national supervisor.
(2)	That issuance is a Fixed/Floating Rate Non-Cumulative Callable Preference Shares. Dividends will accrue on a principal amount equal to £1,000 per Preference Share at a rate of 6.222 per cent. per annum in respect of the period from (and including) May 24, 2006 (the Issue Date) to (but excluding) May 24, 2019 (the First Call Date) and thereafter at a rate reset quarterly equal to 1.13 per cent. per annum above the London interbank offered rate for three-month sterling deposits. From (and including) the Issue Date to (but excluding) the First Call Date, dividends, if declared, will be paid annually in arrear on May 24, in each year. Subject as provided herein, the first such dividend payment date will be May 24, 2007 and the last such dividend payment date will be the First Call Date. From (and including) the First Call Date, dividends, if declared, will be paid quarterly in arrear on May 24, August 24, November 24 and February 24, in each year. Subject as provided herein, the first such dividend payment date will be August 24, 2019.
(3)	From February 14, 2026, this issue will bear interest at a rate, reset every five years, of 3.75% per annum above the gross redemption yield on a five-year specified United Kingdom government security.

In accordance with Reg. S-X Rule 3-10, Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered, Santander Finance Capital, S.A. (Unipersonal), Santander Finance Preferred, S.A. (Unipersonal) and Santander International Preferred, S.A. (Unipersonal)—issuers of registered preferred securities guaranteed by Banco Santander, S.A.—do not file the financial statements required for a registrant by Regulation S-X as:

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

The condensed financial statements of Santander Finance Capital, S.A. (Unipersonal), Santander Finance Preferred, S.A. (Unipersonal) and Santander International Preferred, S.A. (Sociedad Unipersonal) for the years ended December 31, 2011 and 2010 are the following:

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

Balance sheets

	Thousands of Euros
SANTANDER FINANCE CAPITAL, S.A. (UNIPERSONAL)	2011	2010
Assets:
Cash	4,757	5,070
Deposits with Parent Bank	522,520	2,465,064
Accrual accounts	7,934	8,458
Other assets	—	—

Total Assets	535,211	2,478,592
Liabilities and stockholders’ equity:
LIABILITIES:
Public entities	3,107	3,946
Accrual accounts	7,952	8,465
Non-commercial debts	—	—
Commercial debts	23	38
Debts with Group companies	367	227
Provisions for taxes	—	—
Preferred securities	522,671	2,465,144

Total Liabilities	534,120	2,477,820
STOCKHOLDERS’ EQUITY:
Capital stock	151	151
Retained earnings	621	(2)
Net income	319	623

Total Stockholders’ Equity	1,091	772

Total Liabilities and Stockholders’ Equity	535,211	2,478,592

Statement of income

	Thousands of Euros
SANTANDER FINANCE CAPITAL, S.A. (UNIPERSONAL)	2011	2010
Interest income	93,879	119,964
Interest expenses	(93,300)	(119,024)
Non interest expenses	(121)	(159)
Non interest income	1	—
Corporate income tax	(140)	(158)

Net income / (loss)	319	623

Statement of changes in stockholders’ equity

Changes in Stockholders’ Equity	Capital stock		Retained Earnings	Net income	Total Stockholders’ Equity
	Common Shares	Thousands of Euros
Balance at January 1, 2010	1,505	151	243	(245)	149
2009 Income allocation	—	—	(245)	245	—
Net income 2010	—	—	—	623	623
Balance at December 31, 2010	1,505	151	(2)	623	772
2010 Income allocation	—	—	623	(623)	—
Net income 2011	—	—	—	319	319
Balance at December 31, 2011	1,505	151	621	319	1,091

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

Preferred Securities

	Issue Date	Thousands of Euros at 12/31/11
Issuances
Series VI	03/18/2009	14,052
Series VII	03/18/2009	19,302
Series VIII	03/18/2009	313,745
Series IX	03/18/2009	153,700
Series X	06/30/2009	22,017

Total		522,816

Issuances expenses
Series VI		—
Series VII		—
Series VIII		(80)
Series IX		(40)
Series X		(25)

Total		(145)

Total		522,671

•	Series I: on October 3, 2003, Santander Finance Capital, S.A. (Unipersonal) issued 18,000,000 preference securities, at €25 par value. On April 7, 2009 the company redeemed the whole series.

•	Series II: on February 18, 2004, Santander Finance Capital, S.A. (Unipersonal) issued 16,000,000 preference securities, at €25 par value. On March 31, 2009 the company redeemed the whole series.

•	Series III: on July 30, 2004, Santander Finance Capital, S.A. (Unipersonal) issued 30,000,000 preference securities, at €25 par value. On August 17, 2009 the company redeemed the whole series.

•	Series IV: on September 30, 2004, Santander Finance Capital, S.A. (Unipersonal) issued 27,200,000 preference securities, at €25 par value. On August 17, 2009 the company redeemed the whole series.

•	Series V: on April 12, 2005, Santander Finance Capital, S.A. (Unipersonal) issued 40,000,000 preference securities, at €25 par value. On July 12, 2010 the company redeemed the whole series.

•	Series VI: on March 18, 2009, Santander Finance Capital, S.A. (Unipersonal) issued 12,122 preference securities, at €1,500 par value.

•	Series VII: on March 18, 2009, Santander Finance Capital, S.A. (Unipersonal) issued 333 preference securities, at €75,000 par value.

•	Series VIII: on March 18, 2009, Santander Finance Capital, S.A. (Unipersonal) issued 313,745 preference securities, at €1,000 par value.

•	Series IX: on March 18, 2009, Santander Finance Capital, S.A. (Unipersonal) issued 3,074 preference securities, at €50,000 par value.

•	Series X: on June 30, 2009, Santander Finance Capital, S.A. (Unipersonal) issued 78,624,629 preference securities, at €25 par value.

On December 2, 2011, we announced an offer (the “Repurchase Offer”) to repurchase Series X Preferred Securities issued by Santander Finance Capital, S.A.U. in June 2009 and guaranteed by the Bank (the “Series X Preferred Securities”) and a simultaneous public offer to subscribe for newly-issued shares of Banco Santander (the “New Shares”), on the terms set out below. We refer to the Repurchase Offer and the issuance of New Shares as the “Capital Increase.”

In order to participate in the Repurchase Offer, holders of Series X Preferred Securities were required to irrevocably subscribe the number of New Shares which corresponded to the repurchase price of their Series X Preferred Securities. The New Shares were offered solely to the abovementioned holders of Series X Preferred Securities who accepted the Repurchase Offer.

The issue price of the New Shares (nominal plus premium) equaled to the arithmetic mean of the average weighted prices of Banco Santander shares on the Spanish stock exchanges during the Acceptance Period. Consequently, the number of New Shares to be subscribed by each holder of Series X Preferred Securities who accepted the Repurchase Offer was the result from dividing the nominal value of the preferred securities (€25.00) by the issue price of the New Shares.

On December 28, 2011, we announced that during the acceptance period, the holders of 77,743,969 preferred securities, representing 98.88% of the preference shares outstanding, had accepted the repurchase offer.

The holders of these preferred securities subscribed 341,802,171 shares under the Capital Increase. Consequently, the total amount (nominal plus premium) subscribed was €1,943,599,225, and the nominal value of the Capital Increase was €170,901,085.50. The New Shares represented 3.84% of the share capital of Banco Santander following the Capital Increase.

On December 30, 2011, Banco Santander acquired the Series X Preferred Securities and the new shares subscribed by the holders of those preferred securities were paid up.

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

Balance sheets

	Thousands of Euros
SANTANDER FINANCE PREFERRED, S.A. (UNIPERSONAL)	2011	2010
Assets:
Cash	33,238	28,567
Deposits with Parent Bank	3,737,691	3,641,218
Accrual accounts	73,508	71,895

Total Assets	3,844,437	3,741,680
Liabilities and stockholders’ equity:
LIABILITIES:
Public entities	27	18
Accrual accounts	55,561	53,890
Commercial debts	86	36
Non-commercial debts	—	—
Deferred income	—	—
Debts with group companies	1,296,968	1,259,534
Provisions for taxes	—	—
Preferred securities	2,488,782	2,426,482

Total Liabilities	3,841,424	3,739,960
STOCKHOLDERS’ EQUITY:
Capital stock	151	151
Retained earnings	1,569	2,672
Net income	1,293	(1,103)

Total Stockholders’ Equity	3,013	1,720

Total Liabilities and Stockholders’ Equity	3,844,437	3,741,680

Statement of income

	Thousands of Euros
SANTANDER FINANCE PREFERRED, S.A. (UNIPERSONAL)	2011	2010
Interest income	293,086	302,097
Interest expenses	(290,977)	(301,946)
Non interest income	669	—
Non interest expenses	(1,403)	(1,254)
Corporate income tax	(82)	—

Net income / (loss)	1,293	(1,103)

Statement of changes in stockholders’ equity

Changes in Stockholders’ Equity	Capital stock		Retained Earnings	Net income	Total Stockholders’ Equity
	Common Shares	Thousands of Euros
Balance at January 1, 2010	1,505	151	1,340	1,332	2,823

2009 Income allocation	—	—	1,332	(1,332)	—
Net income 2010	—	—	—	(1,103)	(1,103)

Balance at December 31, 2010	1,505	151	2,672	(1,103)	1,720

2010 Income allocation	—	—	(1,103)	1,103	—
Net income 2011	—	—	—	1,293	1,293

Balance at December 31, 2011	1,505	151	1,569	1,293	3,013

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

Preferred Securities

	Issue Date	Thousands of Euros at 12/31/11
Issuances
Series 1- $190,000	03/11/2004	146,843
Series 2- €300,000	09/30/2004	300,000
Series 3- €200,000	10/08/2004	200,000
Series 4- $500,000	11/21/2006	386,429
Series 5- $600,000	31/01/2007	463,714
Series 6- $350,000	05/03/2007	270,500
Series 7- £250,000	07/10/2007	299,294
Series 8- £679,400	07/27/2009	813,360
Series 9- €125,700	07/27/2009	125,700
Series 10- $825,110	09/29/2009	637,692
Series 11- $161,587	09/29/2009	124,884

		3,768,416
Issuances expenses
Series 1	—	—
Series 2	—	—
Series 3	—	—
Series 4	—	—
Series 5	—	(997)
Series 6	—	(34)
Series 7	—	(10)
Series 8	—	(64)
Series 9	—	(64)
Series 10	—	(68)
Series 11	—	(68)

		(1.305)

Total		3,767,111

•	Series 1: on March 11, 2004, Santander Finance Preferred, S.A. (Unipersonal) issued 7,600,000 preferred securities, at $25 par value.

•	Series 2: on September 30, 2004, Santander Finance Preferred, S.A. (Unipersonal) issued 300,000 preferred securities, at €1,000 par value.

•	Series 3: on October 8, 2004, Santander Finance Preferred, S.A. (Unipersonal) issued 200,000 preferred securities, at €1,000 par value.

•	Series 4: on November 21, 2006 Santander Finance Preferred, S.A. (Unipersonal) issued 20,000,000 preferred securities, at €25 par value.

•	Series 5: on January 31, 2007 Santander Finance Preferred, S.A. (Unipersonal) issued 24,000,000 preferred securities, at $25 par value.

•	Series 6: on March 5, 2007 Santander Finance Preferred, S.A. (Unipersonal) issued 14,000,000 preferred securities, at $25 par value.

•	Series 7: on July 10, 2007 Santander Finance Preferred, S.A. (Unipersonal) issued 5,000 preferred securities, at £50,000 par value.

•	Series 8: on July 27, 2009, Santander Finance Preferred, S.A. (Unipersonal) issued 13,588 preferred securities, at £50,000 par value.

•	Series 9: on July 27, 2009, Santander Finance Preferred, S.A. (Unipersonal) issued 2,514 preferred securities, at €50,000 par value.

•	Series 10: on September 29, 2009, Santander Finance Preferred, S.A. (Unipersonal) issued 33,004,383 preferred securities, at $25 par value.

•	Series 11: on September 29, 2009, Santander Finance Preferred, S.A. (Unipersonal) issued 161,587 preferred securities, at $1,000 par value.

•	These issues are perpetual and can be redeemable at the option of the issuer, subject to the consent of the Bank of Spain, in whole or in part, at any time after five years from the issue date.

•	All the issues of Santander Finance Preferred, S.A. (Unipersonal) are guaranteed by Banco Santander, S.A.

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

Balance sheets

	Thousands of Euros	Thousands of Euros
SANTANDER INTERNATIONAL PREFERRED, S.A. (SOCIEDAD UNIPERSONAL)	2011	2010
Assets:
Cash	231	142
Deposits with Parent Bank	766,447	742,455
Accrual accounts	12,255	11,904
Other current assets	—	—

Total Assets	778,933	754,501
Liabilities and stockholders’ equity:
LIABILITIES:
Public entities	—	—
Commercial debts	14	26
Debts with group companies	656	9
Accrual accounts	12,098	11,762
Preferred securities	766,026	742,622

Total Liabilities	778,794	754,419
STOCKHOLDERS’ EQUITY:
Capital stock	60	60
Retained earnings	22	(17)
Net income	57	39

Total Stockholders’ Equity	139	82

Total Liabilities and Stockholders’ Equity	778,933	754,501

Statement of income

	Thousands of Euros	Thousands of Euros
SANTANDER INTERNATIONAL PREFERRED, S.A. (SOCIEDAD UNIPERSONAL)	2011	2010
Interest income	14,421	15,171
Interest expenses	(14,275)	(15,034)
Non interest income	—	—
Non interest expenses	(65)	(89)
Corporate income tax	(24)	(9)

Net income / (loss)	57	39

Statement of changes in stockholders’ equity

Changes in Stockholders’ Equity	Capital stock		Retained Earnings	Net income	Total Stockholders’ Equity
	Common Shares	Thousands of Euros
Balance at January 1, 2010	602	60	—	(17)	43

2009 Income allocation	—	—	(17)	17	—
Net income 2010	—	—	—	39	39

Balance at December 31, 2010	602	60	(17)	39	82

2010 Income allocation	—	—	39	(39)	—
Net income 2011	—	—	—	57	57

Balance at December 31, 2011	602	60	22	57	139

At December 31, 2011, the capital stock of Santander International Preferred, S.A. (Sociedad Unipersonal) amounted to 602 shares of common stock with a €100 par value, fully subscribed and paid by Banco Santander, S.A. (wholly owner of this company).

Preferred Securities

	Issue Date	Thousands of Euros at 12/31/11
Issuances
Series 1 ($)	03/19/2009	758,167
Series 2 (€)	03/19/2009	8,582

		766,749
Issuances expenses		(111)

Total		766,638

•	Series 1: on March 19, 2009, Santander International Preferred, S.A. (Sociedad Unipersonal) issued 653,995 preferred securities, at $1,500 par value.

•	Series 2: on March 19, 2009, Santander International Preferred, S.A. (Sociedad Unipersonal) issued 8,582 preferred securities, at €1,000 par value.

•	These issues are perpetual and can be redeemable at the option of the issuer, subject to the consent of the Bank of Spain, in whole or in part, at any time after ten years from the issue date.

•	All the issues of Santander Finance Preferred, S.A. (Sociedad Unipersonal) are guaranteed by Banco Santander, S.A.

55.3 US Registered senior debt

SANTANDER US DEBT, S.A. (Sociedad Unipersonal)

Santander US Debt, S.A. (Sociedad Unipersonal) was established in Spain on February 27, 2004.

The common stock of the company is wholly owned by Banco Santander, S.A. The entity issues senior debt and the issuances are guaranteed fully and unconditionally by Banco Santander, S.A.

On December 31, 2011, no entity of Grupo Santander has issued senior debt that is registered in the U.S. It is expected that Santander US Debt, S.A. (Sociedad Unipersonal) issue U.S. registered senior debt during 2012.

Presented below are the condensed balance sheet, condensed statements of income and statements of changes in the stockholders’ equity for Santander US Debt, S.A. (Sociedad Unipersonal), prepared in conformity with IFRS.

Balance sheets

	Thousands of Euros	Thousands of Euros
SANTANDER US DEBT, S.A. (SOCIEDAD UNIPERSONAL)	2011	2010
Assets:
Cash	1,226	739
Deposits with Parent Bank	3,190,347	4,212,792
Other current assets	6	—

Total Assets	3,191,579	4,213,531
Liabilities and stockholders’ equity:
LIABILITIES:
Public entities	26	23
Commercial debts	35	35
Debts with group companies	25,228	5,081
Senior debt	3,166,041	4,208,069

Total Liabilities	3,191,330	4,213,208
STOCKHOLDERS’ EQUITY:
Capital stock	120	120
Retained earnings	203	443
Net income	(74)	(240)

Total Stockholders’ Equity	249	323

Total Liabilities and Stockholders’ Equity	3,191,579	4,213,531

Statement of income

	Thousands of Euros	Thousands of Euros
SANTANDER US DEBT, S.A. (SOCIEDAD UNIPERSONAL)	2011	2010
Interest income	81,377	65,042
Interest expenses	(80,402)	(64,875)
Non interest income	—	111
Non interest expenses	(1,058)	(518)
Corporate income tax	9	—

Net income / (loss)	(74)	(240)

Statement of changes in stockholders’ equity

Changes in Stockholders’ Equity	Capital stock		Retained Earnings	Net income	Total Stockholders’ Equity
	Common Shares	Thousands of Euros
Balance at January 1, 2010	1,200	120	431	12	563

2009 Income allocation	—	—	12	(12)	—
Net income 2010	—	—	—	(240)	(240)

Balance at December 31, 2010	1,200	120	443	(240)	323

2010 Income allocation	—	—	(240)	240	—
Net income 2011	—	—	—	(74)	(74)

Balance at December 31, 2011	1,200	120	203	(74)	249

At December 31, 2011, the capital stock of Santander US Debt, S.A. (Sociedad Unipersonal) amounted to 1,200 shares of common stock with a €100 par value, fully subscribed and paid by Banco Santander, S.A. (wholly owner of this company).

Exhibit I

Subsidiaries of Banco Santander, S.A. (1)

		% of ownership held by the Bank		% of voting
Company	Location	Direct	Indirect	power (c)	Line of business
2 & 3 Triton Limited	United Kingdom	0.00%	100.00%	100.00%	PROPERTY
A & L CF (Guernsey) Limited (e)	Guernsey	0.00%	100.00%	100.00%	LEASING
A & L CF (Jersey) Limited (e)	Jersey	0.00%	100.00%	100.00%	LEASING
A & L CF (Jersey) No.2 Limited (e)	Jersey	0.00%	100.00%	100.00%	LEASING
A & L CF December (1) Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING
A & L CF December (10) Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING
A & L CF December (11) Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING
A & L CF June (1) Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING
A & L CF June (2) Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING
A & L CF June (3) Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING
A & L CF June (6) Limited (b)	United Kingdom	0.00%	100.00%	100.00%	LEASING
A & L CF June (7) Limited (b)	United Kingdom	0.00%	100.00%	100.00%	LEASING
A & L CF June (8) Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING
A & L CF March (1) Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING
A & L CF March (3) Limited (b)	United Kingdom	0.00%	100.00%	100.00%	LEASING
A & L CF March (5) Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING
A & L CF March (6) Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING
A & L CF March (8) Limited (b)	United Kingdom	0.00%	100.00%	100.00%	LEASING
A & L CF March (9) Limited (b)	United Kingdom	0.00%	100.00%	100.00%	LEASING
A & L CF September (2) Limited (b)	United Kingdom	0.00%	100.00%	100.00%	LEASING
A & L CF September (3) Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING
A & L CF September (4) Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING
A & L CF September (5) Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING
A N (123) plc	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY
A&L Services Limited	Isle of Man	0.00%	100.00%	100.00%	BANKING
Abbey Business Services (India) Private Limited	India	0.00%	100.00%	100.00%	HOLDING COMPANY
Abbey Covered Bonds (Holdings) Limited	United Kingdom	—	(a)	—	SECURITIZATION
Abbey Covered Bonds (LM) Limited	United Kingdom	—	(a)	—	SECURITIZATION
Abbey Covered Bonds LLP	United Kingdom	—	(a)	—	SECURITIZATION
Abbey National (America) Holdings Inc.	United States	0.00%	100.00%	100.00%	HOLDING COMPANY

		% of ownership held by the Bank		% of voting
Company	Location	Direct	Indirect	power (c)	Line of business
Abbey National (America) Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY
Abbey National (CF Trustee) Limited	United Kingdom	0.00%	100.00%	100.00%	ASSET MANAGEMENT COMPANY
Abbey National (Holdings) Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY
Abbey National Alpha Investments (b)	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Abbey National American Investments Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Abbey National Baker Street Investments (b)	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Abbey National Beta Investments Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Abbey National Business Cashflow Finance Limited (b)	United Kingdom	0.00%	100.00%	100.00%	FACTORING
Abbey National Business Office Equipment Leasing Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING
Abbey National Capital LP I	United States	—	(a)	—	FINANCE
Abbey National Financial Investments 3 B.V.	The Netherlands	0.00%	100.00%	100.00%	FINANCE
Abbey National Financial Investments 4 B.V.	The Netherlands	0.00%	100.00%	100.00%	FINANCE
Abbey National General Insurance Services Limited (b)	United Kingdom	0.00%	100.00%	100.00%	ADVISORY SERVICES
Abbey National GP (Jersey) Limited	Jersey	0.00%	100.00%	100.00%	FINANCE
Abbey National Group Pension Schemes Trustees Limited	United Kingdom	0.00%	100.00%	100.00%	ASSET MANAGEMENT COMPANY
Abbey National Homes Limited (b)	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Abbey National International Limited	Jersey	0.00%	100.00%	100.00%	BANKING
Abbey National Investments	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Abbey National Legacy Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY
Abbey National Legacy Leasing Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY
Abbey National Legacy Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY
Abbey National Nominees Limited	United Kingdom	0.00%	100.00%	100.00%	BROKER-DEALER
Abbey National North America Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY
Abbey National North America LLC	United States	0.00%	100.00%	100.00%	FINANCE
Abbey National Pension (Escrow Services) Limited	United Kingdom	0.00%	100.00%	100.00%	PENSION FUND MANAGEMENT COMPANY
Abbey National Personal Pensions Trustee Limited (b)	United Kingdom	0.00%	100.00%	100.00%	ASSET MANAGEMENT COMPANY
Abbey National PLP (UK) Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Abbey National Property Investments	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Abbey National Property Services Limited (b)	United Kingdom	0.00%	100.00%	100.00%	PROPERTY
Abbey National Securities Inc.	United States	0.00%	100.00%	100.00%	BROKER-DEALER
Abbey National September Leasing (3) Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING
Abbey National Sterling Capital plc (b)	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Abbey National Treasury Investments	United Kingdom	0.00%	100.00%	100.00%	FINANCE

		% of ownership held by the Bank		% of voting
Company	Location	Direct	Indirect	power (c)	Line of business
Abbey National Treasury Services (Transport Holdings) Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY
Abbey National Treasury Services Investments Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Abbey National Treasury Services Overseas Holdings	United Kingdom	0.00%	99.99%	99.99%	HOLDING COMPANY
Abbey National Treasury Services plc	United Kingdom	0.00%	100.00%	100.00%	BANKING
Abbey National UK Investments	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Abbey Stockbrokers (Nominees) Limited	United Kingdom	0.00%	100.00%	100.00%	BROKER-DEALER
Abbey Stockbrokers Limited	United Kingdom	0.00%	100.00%	100.00%	BROKER-DEALER
ABN AMRO Administradora de Cartões de Crédito Ltda. (d)	Brazil	0.00%	0.00%	0.00%	CARDS
ABN AMRO Brasil dois Participações S.A. (d)	Brazil	0.00%	0.00%	0.00%	HOLDING COMPANY
ABN AMRO Brasil Partipações e Investimentos S.A. (d)	Brazil	0.00%	0.00%	0.00%	HOLDING COMPANY
Acapulco Energias Renováveis S.A.	Brazil	0.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
Administración de Bancos Latinoamericanos Santander, S.L.	Spain	24.11%	75.89%	100.00%	HOLDING COMPANY
AEH Purchasing, Ltd.	Ireland	—	(a)	—	SECURITIZATION
Afisa S.A.	Chile	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Agencia de Seguros Santander, Ltda.	Colombia	0.00%	100.00%	100.00%	INSURANCE
Agrícola Tabaibal, S.A.	Spain	0.00%	66.59%	100.00%	AGRICULTURE AND LIVESTOCK
Agropecuaria Tapirapé S.A. (d)	Brazil	0.00%	0.00%	0.00%	AGRICULTURE AND LIVESTOCK
AKB Marketing Services Sp. Z.o.o.	Poland	0.00%	70.00%	100.00%	MARKETING
Aktúa Soluciones Financieras, S.A.	Spain	0.00%	89.71%	100.00%	FINANCIAL SERVICES
Alcaidesa Golf, S.L.	Spain	0.00%	44.86%	50.01%	SPORTS OPERATIONS
Alcaidesa Holding, S.A. (consolidated)	Spain	0.00%	44.86%	50.01%	PROPERTY
Alcaidesa Inmobiliaria, S.A.	Spain	0.00%	44.86%	50.01%	PROPERTY
Alcaidesa Servicios, S.A.	Spain	0.00%	44.86%	50.01%	SERVICES
ALCF Investments Limited (b)	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Aljarafe Golf, S.A.	Spain	0.00%	80.21%	89.41%	PROPERTY
Aljardi SGPS, Lda.	Portugal	0.00%	100.00%	100.00%	HOLDING COMPANY
Alliance & Leicester (Holdings) Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY
Alliance & Leicester (Jersey) Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Cash Solutions Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Commercial Bank plc	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Commercial Finance (Holdings) plc	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY
Alliance & Leicester Equity Investments (Guarantee) Limited	United Kingdom	—	(a)	—	FINANCE
Alliance & Leicester Estate Agents (Mortgage & Finance) Limited (b)	United Kingdom	0.00%	100.00%	100.00%	FINANCE

		% of ownership held by the Bank		% of voting
Company	Location	Direct	Indirect	power (c)	Line of business
Alliance & Leicester Financing plc (b)	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Independent Financial Advisers Limited (b)	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Alliance & Leicester International Holdings Limited (b)	Isle of Man	0.00%	100.00%	100.00%	HOLDING COMPANY
Alliance & Leicester International Limited	Isle of Man	0.00%	100.00%	100.00%	BANKING
Alliance & Leicester Investments (Derivatives No.3) Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Investments (Derivatives) Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Investments (Jersey) Limited (b)	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Investments (No.2) Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Investments (No.3) LLP (b)	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Investments (No.4) Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Investments Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Personal Finance Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Alliance & Leicester plc	United Kingdom	0.00%	100.00%	100.00%	BANKING
Alliance & Leicester Print Services Limited (b)	United Kingdom	0.00%	100.00%	100.00%	SERVICES
Alliance & Leicester Share Ownership Trust Limited (b)	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Sharesafe Limited (b)	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Unit Trust Managers Limited (b)	United Kingdom	0.00%	100.00%	100.00%	FUND AND PORTFOLIO MANAGER
Alliance Bank Limited	United Kingdom	100.00%	0.00%	100.00%	FINANCE
Alliance Corporate Services Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Almacenadora Somex, S.A. de C.V.	Mexico	0.00%	97.10%	97.24%	WAREHOUSING
Altamira Santander Real Estate, S.A.	Spain	93.62%	6.38%	100.00%	PROPERTY
Andaluza de Inversiones, S.A.	Spain	0.00%	100.00%	100.00%	HOLDING COMPANY
ANITCO Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY
Aquanima Brasil Ltda.	Brazil	0.00%	99.43%	100.00%	E-COMMERCE
Aquanima Chile S.A.	Chile	0.00%	99.43%	100.00%	E-COMMERCE
Aquanima México S. de R.L. de C.V.	Mexico	0.00%	99.43%	100.00%	E-COMMERCE
Aquanima S.A.	Argentina	0.00%	99.43%	100.00%	SERVICES
Argenline, S.A.	Uruguay	0.00%	100.00%	100.00%	FINANCE
Arka Emerging Markets SICAV – FIS	Luxemburgo	0.00%	67.69%	70.33%	OPEN-END INVESTMENT COMPANY
Asesoría Estratega, S.C.	Mexico	0.00%	100.00%	100.00%	SERVICES
Aurum S.A.	Chile	50.00%	50.00%	100.00%	HOLDING COMPANY
Austin Solar I, LLC (b)	United States	0.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
Aviación Antares, A.I.E.	Spain	99.99%	0.01%	100.00%	RENTING
Aviación Centaurus, A.I.E.	Spain	99.99%	0.01%	100.00%	RENTING
Aviación Intercontinental, A.I.E.	Spain	65.00%	0.00%	65.00%	RENTING

		% of ownership held by the Bank		% of voting
Company	Location	Direct	Indirect	power (c)	Line of business
Aviación RC II, A.I.E.	Spain	99.99%	0.01%	100.00%	RENTING
Aviación Real, A.I.E.	Spain	99.99%	0.01%	100.00%	RENTING
Aviación Regional Cántabra, A.I.E.	Spain	73.58%	0.00%	73.58%	RENTING
Aviación Scorpius, A.I.E.	Spain	99.99%	0.01%	100.00%	RENTING
Aviación Tritón, A.I.E.	Spain	99.99%	0.01%	100.00%	RENTING
Aymoré Crédito, Financiamento e Investimento S.A.	Brazil	0.00%	81.53%	100.00%	FINANCE
Bajondillo, S.A.	Spain	0.00%	89.71%	100.00%	PROPERTY
Baker Street Risk and Insurance (Guernsey) Limited (b)	Guernsey	0.00%	100.00%	100.00%	INSURANCE
Banbou S.A.R.L.	France	0.00%	90.00%	100.00%	HOLDING COMPANY
Banco Bandepe S.A.	Brazil	0.00%	81.53%	100.00%	BANKING
Banco Banif, S.A.	Spain	100.00%	0.00%	100.00%	BANKING
Banco Comercial e de Investimento Sudameris S.A. (d)	Brazil	0.00%	0.00%	0.00%	BANKING
Banco de Albacete, S.A.	Spain	100.00%	0.00%	100.00%	BANKING
Banco de Asunción, S.A. (b)	Paraguay	0.00%	99.33%	99.33%	BANKING
Banco Español de Crédito, S.A.	Spain	88.88%	0.83%	89.71%	BANKING
Banco Madesant—Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	BANKING
Banco Santander—Chile	Chile	0.00%	67.01%	67.18%	BANKING
Banco Santander (Brasil) S.A.	Brazil	1.00%	80.53%	81.56%	BANKING
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander	Mexico	0.00%	99.86%	99.99%	BANKING
Banco Santander (Panamá), S.A.	Panamá	0.00%	100.00%	100.00%	BANKING
Banco Santander (Suisse) SA	Switzerland	0.00%	100.00%	100.00%	BANKING
Banco Santander Bahamas International Limited	Bahamas	0.00%	100.00%	100.00%	BANKING
Banco Santander Colombia, S.A.	Colombia	0.00%	97.85%	97.85%	BANKING
Banco Santander Consumer Portugal, S.A.	Portugal	0.00%	100.00%	100.00%	BANKING
Banco Santander International	United States	100.00%	0.00%	100.00%	BANKING
Banco Santander Perú S.A.	Peru	99.00%	1.00%	100.00%	BANKING
Banco Santander Puerto Rico	Puerto Rico	0.00%	100.00%	100.00%	BANKING
Banco Santander Río S.A.	Argentina	8.23%	91.07%	99.30%	BANKING
Banco Santander Totta, S.A.	Portugal	0.00%	99.75%	99.88%	BANKING
Banco Santander, S.A.	Uruguay	98.04%	1.96%	100.00%	BANKING
Banesto Banca Privada Gestión, S.A. S.G.I.I.C.	Spain	0.00%	89.71%	100.00%	FUND MANAGEMENT COMPANY
Banesto Banco de Emisiones, S.A.	Spain	0.00%	89.71%	100.00%	BANKING
Banesto Bolsa, S.A., Sdad. Valores y Bolsa	Spain	0.00%	89.71%	100.00%	BROKER-DEALER
Banesto Financial Products, Plc.	Ireland	0.00%	89.71%	100.00%	FINANCE
Banesto Renting, S.A.	Spain	0.00%	89.71%	100.00%	FINANCE

		% of ownership held by the Bank		% of voting
Company	Location	Direct	Indirect	power (c)	Line of business
Banesto Securities, Inc.	United States	0.00%	89.71%	100.00%	FINANCE
Banif Gestión, S.A., S.G.I.I.C.	Spain	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Bank Zachodni WBK S.A.	Poland	96.25%	0.00%	96.25%	BANKING
Bansa Santander S.A.	Chile	0.00%	100.00%	100.00%	PROPERTY
Bansamex, S.A.	Spain	50.00%	0.00%	50.00%	CARDS
Bel Canto SICAV Erodiade	Luxembourg	0.00%	100.00%	100.00%	OPEN-END INVESTMENT COMPANY
Besaya ECA Limited	Ireland	—	(a )	—	FINANCE
Beta Cero, S.A.	Spain	0.00%	78.94%	88.00%	FINANCE
Bilkreditt 1 Limited	Ireland	—	(a )	—	SECURITIZATION
Bilkreditt 2 Limited	Ireland	—	(a )	—	SECURITIZATION
Bracken Securities Holdings Limited (b)	United Kingdom	—	(a )	—	SECURITIZATION
Bracken Securities Option Limited (b)	United Kingdom	0.00%	100.00%	100.00%	SECURITIZATION
Bracken Securities plc (b)	United Kingdom	0.00%	100.00%	100.00%	SECURITIZATION
Brazil Foreign Diversified Payment Rights Finance Company	Cayman Islands	—	(a )	—	SECURITIZATION
BRS Investments S.A.	Argentina	0.00%	100.00%	100.00%	HOLDING COMPANY
BST International Bank, Inc.	Puerto Rico	0.00%	99.75%	100.00%	BANKING
BST SME No. 1	Portugal	—	(a )	—	SECURITIZATION
BZ WBK Asset Management S.A.	Poland	50.00%	48.12%	100.00%	FUND MANAGEMENT COMPANY
BZ WBK Faktor Sp. z o.o.	Poland	0.00%	96.25%	100.00%	FINANCIAL SERVICES
BZ WBK Finanse & Leasing S.A.	Poland	0.00%	96.25%	100.00%	LEASING AND FULL-SERVICE LEASING
BZ WBK Finanse Sp. z o.o.	Poland	0.00%	96.25%	100.00%	FINANCIAL SERVICES
BZ WBK Inwestycje Sp. z o.o.	Poland	0.00%	96.25%	100.00%	BROKER-DEALER
BZ WBK Leasing S.A.	Poland	0.00%	96.25%	100.00%	LEASING
BZ WBK Nieruchomości S.A.	Poland	0.00%	96.24%	99.99%	SERVICES
BZ WBK Towarzystwo Funduszy Inwestycyjnych S.A.	Poland	0.00%	98.12%	100.00%	FUND MANAGEMENT COMPANY
CA Premier Banking Limited	United Kingdom	0.00%	100.00%	100.00%	BANKING
Caja de Emisiones con Garantía de Anualidades Debidas por el Estado, S.A.	Spain	0.00%	56.40%	62.87%	FINANCE
Cántabra de Inversiones, S.A.	Spain	100.00%	0.00%	100.00%	HOLDING COMPANY
Cántabric Financing, Plc (b)	Ireland	—	(a )	—	SECURITIZATION
Cántabro Catalana de Inversiones, S.A.	Spain	100.00%	0.00%	100.00%	HOLDING COMPANY
Capital Riesgo Global, SCR de Régimen Simplificado, S.A.	Spain	93.53%	6.47%	100.00%	VENTURE CAPITAL COMPANY
Capital Street Delaware, LP	United States	0.00%	100.00%	100.00%	HOLDING COMPANY

		% of ownership held by the Bank		% of voting
Company	Location	Direct	Indirect	power (c)	Line of business
Capital Street S.A.	Luxembourg	0.00%	100.00%	100.00%	FINANCE
Carfax (Guernsey) Limited (e)	Guernsey	0.00%	100.00%	100.00%	INSURANCE BROKER
Carpe Diem Salud, S.L.	Spain	100.00%	0.00%	100.00%	SECURITIES INVESTMENT
Cartera Mobiliaria, S.A., SICAV	Spain	0.00%	81.01%	92.90%	SECURITIES INVESTMENT
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander	Mexico	0.00%	99.83%	99.97%	BROKER-DEALER
Cater Allen Holdings Limited	United Kingdom	0.00%	99.99%	100.00%	HOLDING COMPANY
Cater Allen International Limited	United Kingdom	0.00%	99.99%	100.00%	BROKER-DEALER
Cater Allen Limited	United Kingdom	0.00%	100.00%	100.00%	BANKING
Cater Allen Lloyd’s Holdings Limited	United Kingdom	0.00%	99.99%	100.00%	HOLDING COMPANY
Cater Allen Pensions Limited	United Kingdom	0.00%	100.00%	100.00%	PENSION FUND MANAGEMENT COMPANY
Cater Allen Syndicate Management Limited	United Kingdom	0.00%	99.99%	100.00%	ADVISORY SERVICES
Catmoll, S.L.	Spain	100.00%	0.00%	100.00%	PROPERTY
Certidesa, S.L.	Spain	0.00%	100.00%	100.00%	LEASE OF AIRCRAFT
Churchtown Farm Solar Limited	United Kingdom	0.00%	80.00%	80.00%	ELECTRICITY PRODUCTION
Clínica Sear, S.A.	Spain	0.00%	45.37%	50.58%	HEALTHCARE
Club Zaudin Golf, S.A.	Spain	0.00%	76.29%	95.11%	SERVICES
Companhia Santander de Valores—Distribuidora de Títulos e Valores Mobiliários	Brazil	0.00%	81.53%	100.00%	MANAGEMENT COMPANY
Costa Canaria de Veneguera, S.A.	Spain	0.00%	66.59%	74.23%	PROPERTY
Crawfall S.A.	Uruguay	100.00%	0.00%	100.00%	SERVICES
Credicenter Empreendimentos e Promoções Ltda. (d)	Brazil	0.00%	0.00%	0.00%	FINANCIAL SERVICES
Credisol, S.A. (b)	Uruguay	0.00%	100.00%	100.00%	CARDS
Crefisa, Inc.	Puerto Rico	100.00%	0.00%	100.00%	FINANCE
Cruzeiro Factoring Sociedade de Fomento Comercial Ltda. (d)	Brazil	0.00%	0.00%	0.00%	FACTORING
Darep Limited	Ireland	0.00%	100.00%	100.00%	REINSURANCE
Depósitos Portuarios, S.A.	Spain	0.00%	89.71%	100.00%	SERVICES
Digital Procurement Holdings N.V.	The Netherlands	0.00%	99.43%	100.00%	HOLDING COMPANY
Diners Club Spain, S.A.	Spain	75.00%	0.00%	75.00%	CARDS
Dirección Estratega, S.C.	Mexico	0.00%	100.00%	100.00%	SERVICES
Dom Maklerski BZ WBK S.A.	Poland	0.00%	96.24%	99.99%	BROKER-DEALER
Dudebasa, S.A.	Spain	0.00%	89.71%	100.00%	FINANCE
East Langford Solar Limited	United Kingdom	0.00%	80.00%	80.00%	ELECTRICITY PRODUCTION

		% of ownership held by the Bank		% of voting
Company	Location	Direct	Indirect	power (c)	Line of business
Elerco, S.A.	Spain	0.00%	89.71%	100.00%	PROPERTY
Embuaca Geração e Comercialização de Energia S.A.	Brazil	0.00%	63.88%	100.00%	ELECTRICITY PRODUCTION
Empresas Banesto 1, Fondo de Titulización de Activos	Spain	—	(a)	—	SECURITIZATION
Empresas Banesto 2, Fondo de Titulización de Activos	Spain	—	(a)	—	SECURITIZATION
Empresas Banesto 5, Fondo de Titulización de Activos	Spain	—	(a)	—	SECURITIZATION
Empresas Banesto 6, Fondo de Titulización de Activos	Spain	—	(a)	—	SECURITIZATION
EOL Brisa Energias Renováveis S.A.	Brazil	0.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
EOL Vento Energias Renováveis S.A.	Brazil	0.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
EOL Wind Energias Renováveis S.A.	Brazil	0.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
Eólica Bela Vista Geração e Comercialização de Energia S.A.	Brazil	0.00%	63.88%	100.00%	ELECTRICITY PRODUCTION
Eólica Icaraí Geração e Comercialização de Energia S.A.	Brazil	0.00%	63.88%	100.00%	ELECTRICITY PRODUCTION
Eólica Mar e Terra Geração e Comercialização de Energia S.A.	Brazil	0.00%	63.88%	100.00%	ELECTRICITY PRODUCTION
Erestone S.A.S.	France	0.00%	90.00%	90.00%	PROPERTY
FFB—Participações e Serviços, Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	HOLDING COMPANY
Fideicomiso 100740 SLPT	Mexico	0.00%	99.86%	100.00%	FINANCE
Fideicomiso Financiero Río Personales I	Argentina	0.00%	99.30%	100.00%	TRUST SERVICES
Fideicomiso GFSSLPT Banca Serfín, S.A.	Mexico	0.00%	99.86%	100.00%	FINANCE
Fideicomiso Super Letras Hipotecarias Clase I	Argentina	0.00%	99.30%	100.00%	TRUST SERVICES
Fideicomiso Super Letras Hipotecarias Clase II	Argentina	0.00%	99.30%	100.00%	TRUST SERVICES
Financiación Banesto 1, Fondo de Titulización de Activos	Spain	—	(a)	—	SECURITIZATION
Financiera Alcanza, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada	Mexico	0.00%	100.00%	100.00%	FINANCE
First National Motor Business Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING
First National Motor Contracts Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING
First National Motor Facilities Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING
First National Motor Finance Limited	United Kingdom	0.00%	100.00%	100.00%	ADVISORY SERVICES
First National Motor Leasing Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING
First National Motor plc	United Kingdom	0.00%	100.00%	100.00%	LEASING
First National Tricity Finance Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Fomento e Inversiones, S.A.	Spain	100.00%	0.00%	100.00%	HOLDING COMPANY
Fondo de Titulización de Activos Santander 2	Spain	—	(a)	—	SECURITIZATION

		% of ownership held by the Bank		% of voting
Company	Location	Direct	Indirect	power (c)	Line of business
Fondo de Titulización de Activos Santander Consumer Spain 09-1	Spain	—	(a)	—	SECURITIZATION
Fondo de Titulización de Activos Santander Consumer Spain Auto 06	Spain	—	(a)	—	SECURITIZATION
Fondo de Titulización de Activos Santander Consumer Spain Auto 07-1	Spain	—	(a)	—	SECURITIZATION
Fondo de Titulización de Activos Santander Consumer Spain Auto 2010-1	Spain	—	(a)	—	SECURITIZATION
Fondo de Titulización de Activos Santander Consumer Spain Auto 2011-1	Spain	—	(a)	—	SECURITIZATION
Fondo de Titulización de Activos Santander Empresas 1	Spain	—	(a)	—	SECURITIZATION
Fondo de Titulización de Activos Santander Empresas 10	Spain	—	(a)	—	SECURITIZATION
Fondo de Titulización de Activos Santander Empresas 2	Spain	—	(a)	—	SECURITIZATION
Fondo de Titulización de Activos Santander Empresas 3	Spain	—	(a)	—	SECURITIZATION
Fondo de Titulización de Activos Santander Empresas 4	Spain	—	(a)	—	SECURITIZATION
Fondo de Titulización de Activos Santander Empresas 5	Spain	—	(a)	—	SECURITIZATION
Fondo de Titulización de Activos Santander Empresas 6	Spain	—	(a)	—	SECURITIZATION
Fondo de Titulización de Activos Santander Empresas 7	Spain	—	(a)	—	SECURITIZATION
Fondo de Titulización de Activos Santander Empresas 8	Spain	—	(a)	—	SECURITIZATION
Fondo de Titulización de Activos Santander Empresas 9	Spain	—	(a)	—	SECURITIZATION
Fondo de Titulización de Activos Santander Financiación 5	Spain	—	(a)	—	SECURITIZATION
Fondo de Titulización de Activos Santander Hipotecario 6	Spain	—	(a)	—	SECURITIZATION
Fondo de Titulización de Activos Santander Hipotecario 7	Spain	—	(a)	—	SECURITIZATION
Fondo de Titulización de Activos Santander Hipotecario 8	Spain	—	(a)	—	SECURITIZATION
Fondo de Titulización de Activos Santander Público 1	Spain	—	(a)	—	SECURITIZATION
Fondo de Titulización Hipotecaria Banesto 4	Spain	—	(a)	—	SECURITIZATION
Fondo de Titulización Santander Financiación 1	Spain	—	(a)	—	SECURITIZATION
Fondo de Titulización Santander Financiación 2	Spain	—	(a)	—	SECURITIZATION
Fondo de Titulización Santander Financiación 3	Spain	—	(a)	—	SECURITIZATION
Fondo de Titulización Santander Financiación 4	Spain	—	(a)	—	SECURITIZATION
Fondos Santander, S.A. Administradora de Fondos de Inversión (in liquidation) (b)	Uruguay	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Formación Integral, S.A.	Spain	0.00%	89.71%	100.00%	TRAINING
Fortensky Trading, Ltd.	Ireland	0.00%	100.00%	100.00%	FINANCE
Fosse (Master Issuer) Holdings Limited	United Kingdom	—	(a)	—	SECURITIZATION
Fosse Funding (No.1) Limited	United Kingdom	0.00%	100.00%	100.00%	SECURITIZATION
Fosse Master Issuer PLC	United Kingdom	0.00%	100.00%	100.00%	SECURITIZATION
Fosse PECOH Limited	United Kingdom	—	(a)	—	SECURITIZATION
Fosse Trustee (UK) Limited	United Kingdom	—	(a)	—	SECURITIZATION

		% of ownership held by the Bank		% of voting
Company	Location	Direct	Indirect	power (c)	Line of business
Fosse Trustee Limited	Jersey	—	(a )	—	SECURITIZATION
FTPYME Banesto 2, Fondo de Titulización de Activos	Spain	—	(a )	—	SECURITIZATION
FTPYME Santander 2 Fondo de Titulización de Activos	Spain	—	(a )	—	SECURITIZATION
Garilar, S.A.	Uruguay	0.00%	100.00%	100.00%	INTERNET
GEOBAN Deutschland GmbH	Germany	0.00%	100.00%	100.00%	SERVICES
Geoban UK Limited	United Kingdom	0.00%	100.00%	100.00%	SERVICES
Geoban, S.A.	Spain	100.00%	0.00%	100.00%	SERVICES
Gesban México Servicios Administrativos Globales, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	SERVICES
Gesban Santander Servicios Profesionales Contables Limitada	Chile	0.00%	100.00%	100.00%	INTERNET
Gesban Servicios Administrativos Globales, S.L.	Spain	99.99%	0.01%	100.00%	SERVICES
Gesban UK Limited	United Kingdom	0.00%	100.00%	100.00%	COLLECTION AND PAYMENT SERVICES
Gescoban Soluciones, S.A.	Spain	0.00%	89.71%	100.00%	FINANCE
Gestión de Instalaciones Fotovoltaicas, S.L. Sole-Shareholder Company	Spain	0.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
Gestión Santander, S.A. de C.V., Sociedad Operadora de Sociedades de Inversión, Grupo Financiero Santander	Mexico	0.00%	99.87%	100.00%	FUND MANAGEMENT COMPANY
Gestora de Procesos S.A. in liquidation (b)	Peru	0.00%	100.00%	100.00%	HOLDING COMPANY
Girobank Carlton Investments Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Girobank Investments Limited (b)	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Golden Bar (Securitization) S.r.l.	Italy	—	(a )	—	SECURITIZATION
Golden Bar Securitization Programme (GB10)	Italy	—	(a )	—	SECURITIZATION
Golden Bar Securitization Programme I	Italy	—	(a )	—	SECURITIZATION
Golden Bar Securitization Programme IV	Italy	—	(a )	—	SECURITIZATION
Golden Bar Securitization Programme V	Italy	—	(a )	—	SECURITIZATION
Golden Bar Securitization Programme VI	Italy	—	(a )	—	SECURITIZATION
Grupo Alcanza, S.A. de C.V.	Mexico	100.00%	0.00%	100.00%	HOLDING COMPANY
Grupo Empresarial Santander, S.L.	Spain	99.11%	0.89%	100.00%	HOLDING COMPANY
Grupo Financiero Santander, S.A. B de C.V.	Mexico	74.75%	25.12%	99.87%	HOLDING COMPANY
Guaranty Car, S.A. Sole-Shareholder Company	Spain	0.00%	100.00%	100.00%	AUTOMOTIVE
Hansar Finance Limited (b)	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Hipototta No. 1 FTC	Portugal	—	(a )	—	SECURITIZATION
Hipototta No. 1 plc	Ireland	—	(a )	—	SECURITIZATION
Hipototta No. 10 FTC (b)	Portugal	—	(a )	—	SECURITIZATION
Hipototta No. 10 Limited (b)	Ireland	—	(a )	—	SECURITIZATION
Hipototta No. 11	Portugal	—	(a )	—	SECURITIZATION
Hipototta No. 12	Portugal	—	(a )	—	SECURITIZATION
Hipototta No. 2 FTC (b)	Portugal	—	(a )	—	SECURITIZATION

		% of ownership held by the Bank		% of voting
Company	Location	Direct	Indirect	power (c)	Line of business
Hipototta No. 2 plc (b)	Ireland	—	(a )	—	SECURITIZATION
Hipototta No. 3 FTC (b)	Portugal	—	(a )	—	SECURITIZATION
Hipototta No. 3 plc (b)	Ireland	—	(a )	—	SECURITIZATION
Hipototta No. 4 FTC	Portugal	—	(a )	—	SECURITIZATION
Hipototta No. 4 plc	Ireland	—	(a )	—	SECURITIZATION
Hipototta No. 5 FTC	Portugal	—	(a )	—	SECURITIZATION
Hipototta No. 5 plc	Ireland	—	(a )	—	SECURITIZATION
Hipototta No. 7 FTC	Portugal	—	(a )	—	SECURITIZATION
Hipototta No. 7 Limited	Ireland	—	(a )	—	SECURITIZATION
Hipototta No. 8 FTC (b)	Portugal	—	(a )	—	SECURITIZATION
Hipototta No. 8 Limited (b)	Ireland	—	(a )	—	SECURITIZATION
Hispamer Renting, S.A. Sole-Shareholder Company	Spain	0.00%	100.00%	100.00%	FULL-SERVICE LEASING
Holbah II Limited	Bahamas	0.00%	100.00%	100.00%	HOLDING COMPANY
Holbah Limited	Bahamas	0.00%	100.00%	100.00%	HOLDING COMPANY
Holmes Funding 2 Limited (b)	United Kingdom	0.00%	100.00%	100.00%	SECURITIZATION
Holmes Funding Limited	United Kingdom	—	(a )	—	SECURITIZATION
Holmes Holdings Limited	United Kingdom	—	(a )	—	SECURITIZATION
Holmes Master Issuer 2 PLC (b)	United Kingdom	0.00%	100.00%	100.00%	SECURITIZATION
Holmes Master Issuer plc	United Kingdom	—	(a )	—	SECURITIZATION
Holmes Trustees Limited	United Kingdom	—	(a )	—	SECURITIZATION
Holneth B.V.	The Netherlands	0.00%	100.00%	100.00%	HOLDING COMPANY
HRE Investment Holdings II-A S.à.r.l.	Luxembourg	0.00%	73.70%	0.00%	HOLDING COMPANY
HSH Delaware L.P.	United States	0.00%	69.83%	0.00%	HOLDING COMPANY
Hualle, S.A.	Spain	0.00%	89.71%	100.00%	SECURITIES INVESTMENT
Ibérica de Compras Corporativas, S.L.	Spain	91.63%	7.80%	100.00%	E-COMMERCE
Independence Community Bank Corp.	United States	0.00%	100.00%	100.00%	HOLDING COMPANY
Independence Community Commercial Reinvestment Corp.	United States	0.00%	100.00%	100.00%	HOLDING COMPANY
Infraestructuras Americanas, S.L.	Spain	0.00%	100.00%	100.00%	HOLDING COMPANY
Ingeniería de Software Bancario, S.L.	Spain	100.00%	0.00%	100.00%	IT SERVICES
Inmo Francia 2, S.A.	Spain	0.00%	100.00%	100.00%	PROPERTY
Instituto Santander Serfin, A.C.	Mexico	0.00%	99.86%	100.00%	NOT-FOR-PROFIT INSTITUTE
Insurance Funding Solutions Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Interfinance Holanda B.V.	The Netherlands	100.00%	0.00%	100.00%	HOLDING COMPANY
Inversiones Marítimas del Mediterráneo, S.A.	Spain	100.00%	0.00%	100.00%	INACTIVE
Isban Argentina S.A.	Argentina	87.42%	12.58%	100.00%	FINANCIAL SERVICES

		% of ownership held by the Bank		% of voting
Company	Location	Direct	Indirect	power (c)	Line of business
Isban Brasil S.A.	Brazil	0.00%	100.00%	100.00%	SERVICES
Isban Chile S.A.	Chile	0.00%	100.00%	100.00%	IT SERVICES
Isban DE GmbH	Germany	0.00%	100.00%	100.00%	IT SERVICES
Isban México, S.A. de C.V.	Mexico	100.00%	0.00%	100.00%	IT SERVICES
Isban U.K., Ltd.	United Kingdom	0.00%	100.00%	100.00%	IT SERVICES
Island Insurance Corporation	Puerto Rico	0.00%	99.99%	99.99%	INSURANCE
J.C. Flowers II-A L.P.	Canada	0.00%	69.53%	4.43%	HOLDING COMPANY
JCF BIN II-A	Mauritania	0.00%	69.47%	4.43%	HOLDING COMPANY
JCF II-A AIV K L.P.	Canada	0.00%	69.54%	0.00%	HOLDING COMPANY
JCF II-A Special AIV K L.P.	Canada	0.00%	72.29%	4.99%	HOLDING COMPANY
Jupiter III C.V.	The Netherlands	0.00%	72.75%	4.99%	HOLDING COMPANY
Jupiter JCF AIV II-A C.V.	The Netherlands	0.00%	69.41%	4.99%	HOLDING COMPANY
La Unión Resinera Española, S.A. (consolidated)	Spain	74.87%	21.48%	96.44%	CHEMICALS
Laboratorios Indas, S.A.	Spain	0.00%	73.22%	73.22%	HEALTH PRODUCTS
Langton Funding (No.1) Limited	United Kingdom	0.00%	100.00%	100.00%	SECURITIZATION
Langton Mortgages Trustee (UK) Limited	United Kingdom	—	(a )	—	SECURITIZATION
Langton Mortgages Trustee Limited	Jersey	—	(a )	—	SECURITIZATION
Langton PECOH Limited	United Kingdom	—	(a )	—	SECURITIZATION
Langton Securities (2008-1) plc	United Kingdom	0.00%	100.00%	100.00%	SECURITIZATION
Langton Securities (2008-2) plc (b)	United Kingdom	0.00%	100.00%	100.00%	SECURITIZATION
Langton Securities (2008-3) plc	United Kingdom	0.00%	100.00%	100.00%	SECURITIZATION
Langton Securities (2010-1) PLC	United Kingdom	0.00%	100.00%	100.00%	SECURITIZATION
Langton Securities (2010-2) PLC	United Kingdom	0.00%	100.00%	100.00%	SECURITIZATION
Langton Securities Holdings Limited	United Kingdom	—	(a )	—	SECURITIZATION
Laparanza, S.A.	Spain	61.59%	0.00%	61.59%	AGRICULTURE AND LIVESTOCK
Larix Chile Inversiones Limitada	Chile	0.00%	89.71%	100.00%	FINANCE
Lease Totta No. 1 FTC	Portugal	—	(a )	—	SECURITIZATION
Leasetotta No. 1 Limited	Ireland	—	(a )	—	SECURITIZATION
Liquidity Import Finance Limited	United Kingdom	0.00%	100.00%	100.00%	FACTORING
Liquidity Limited	United Kingdom	0.00%	100.00%	100.00%	FACTORING
Luresa Inmobiliaria, S.A.	Spain	0.00%	96.35%	100.00%	PROPERTY
Luri 1, S.A. (f)	Spain	0.00%	5.59%	100.00%	PROPERTY
Luri 2, S.A. (f)	Spain	0.00%	4.82%	100.00%	PROPERTY
Luri 4, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	100.00%	PROPERTY
Luri Land, S.A. (f)	Belgium	0.00%	5.16%	100.00%	PROPERTY

		% of ownership held by the Bank		% of voting
Company	Location	Direct	Indirect	power (c)	Line of business
MAC No. 1 Limited	United Kingdom	—	(a )	—	MORTGAGE LOAN COMPANY
Magnolia Termosolar, S.L.	Spain	0.00%	65.00%	65.00%	ELECTRICITY PRODUCTION
Manor Farm Solar Limited	United Kingdom	0.00%	80.00%	80.00%	ELECTRICITY PRODUCTION
Mantiq Investimentos Ltda.	Brazil	0.00%	81.53%	100.00%	BROKER-DEALER
Marylebone Road CBO 3 BV	The Netherlands	—	(a )	—	SECURITIZATION
Mata Alta, S.L.	Spain	0.00%	61.59%	100.00%	PROPERTY
Merciver, S.L.	Spain	0.00%	89.71%	100.00%	FINANCIAL ADVISORY
Mesena CLO 2011-1 B.V.	The Netherlands	—	(a )	—	SECURITIZATION
Mesena Servicios de Gestión Inmobiliaria, S.A.	Spain	0.00%	89.71%	100.00%	PROPERTY
Mitre Capital Partners Limited	United Kingdom	0.00%	100.00%	100.00%	MORTGAGE LOAN COMPANY
Money Card (Holdings) Limited (b)	United Kingdom	0.00%	80.00%	100.00%	HOLDING COMPANY
Money Card Limited (b)	United Kingdom	0.00%	80.00%	100.00%	FINANCIAL SERVICES
Motor 2011 Holdings Limited	United Kingdom	—	(a )	—	SECURITIZATION
Motor 2011 PLC	United Kingdom	0.00%	100.00%	100.00%	SECURITIZATION
MS Participações Societárias S.A.	Brazil	0.00%	63.88%	78.35%	HOLDING COMPANY
Mugo Termosolar, S.L.	Spain	0.00%	65.00%	65.00%	ELECTRICITY PRODUCTION
Multinegocios S.A.	Chile	0.00%	99.54%	100.00%	ADVISORY SERVICES
Multiservicios de Negocios Limitada	Chile	0.00%	100.00%	100.00%	FINANCIAL SERVICES
N&P (B.E.S.) Loans (b)	United Kingdom	0.00%	100.00%	100.00%	LEASING
Naviera Mirambel, S.L.	Spain	0.00%	100.00%	100.00%	FINANCE
Naviera Trans Gas, A.I.E.	Spain	99.99%	0.01%	100.00%	FULL-SERVICE LEASING
Naviera Trans Ore, A.I.E.	Spain	99.99%	0.01%	100.00%	FULL-SERVICE LEASING
Naviera Trans Wind, S.L.	Spain	99.99%	0.01%	100.00%	FULL-SERVICE LEASING
Nebraska Wind I LLC	United States	0.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
NIB Special Investors IV-A LP	Canada	0.00%	99.70%	4.99%	HOLDING COMPANY
NIB Special Investors IV-B LP	Canada	0.00%	95.86%	4.99%	HOLDING COMPANY
Norbest AS	Norway	7.94%	92.06%	100.00%	SECURITIES INVESTMENT
NW Services CO.	United States	0.00%	99.43%	100.00%	E-COMMERCE
Oil-Dor, S.A.	Spain	0.00%	89.70%	99.99%	FINANCE
Olimpo CLO 2010-1 Limited	Ireland	—	(a )	—	SECURITIZATION
Open Bank, S.A.	Spain	100.00%	0.00%	100.00%	BANKING
Optimal Alternative Investments, S.G.I.I.C., S.A.	Spain	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY

Company	Location	% of ownership held by the Bank		% of voting	Line of business
		Direct	Indirect	power (c)
Optimal Investment Services S.A.	Switzerland	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Optimal Multiadvisors Ireland Plc / Optimal Strategic US Equity Ireland Euro Fund	Ireland	0.00%	45.39%	44.53%	FUND MANAGEMENT COMPANY
Optimal Multiadvisors Ireland Plc / Optimal Strategic US Equity Ireland US Dollar Fund	Ireland	0.00%	95.11%	95.06%	FUND MANAGEMENT COMPANY
Optimal Multiadvisors Ltd / Optimal Strategic US Equity Series (consolidated)	Bahamas	0.00%	59.25%	58.46%	FUND MANAGEMENT COMPANY
Palm Valley Topco LLC (consolidated)	United States	0.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
Parasant SA	Switzerland	100.00%	0.00%	100.00%	HOLDING COMPANY
PBE Companies, LLC	United States	0.00%	100.00%	100.00%	PROPERTY
PECOH Limited	United Kingdom	—	(a )	—	SECURITIZATION
Pereda Gestión, S.A.	Spain	99.99%	0.01%	100.00%	HOLDING COMPANY
Perevent Empresa de Servicios Eventuales S.A.	Argentina	0.00%	99.97%	100.00%	SERVICES
Pingham International, S.A.	Uruguay	0.00%	100.00%	100.00%	SERVICES
Portada S.A. in liquidation (b)	Chile	0.00%	96.17%	96.17%	FINANCE
Portal Universia Argentina S.A.	Argentina	0.00%	77.50%	77.50%	INTERNET
Portal Universia Portugal, Prestação de Serviços de Informática, S.A.	Portugal	0.00%	100.00%	100.00%	INTERNET
Portal Universia, S.A.	Spain	0.00%	56.56%	56.56%	INTERNET
Portfolio Solar I LLC	United States	0.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
Préstamos de Consumo S.A. (b)	Argentina	0.00%	99.99%	99.99%	FINANCE
Procura Digital de Venezuela, S.A.	Venezuela	0.00%	99.43%	100.00%	E-COMMERCE
Produban Servicios Informáticos Generales, S.L.	Spain	98.44%	1.56%	100.00%	SERVICES
Produban Serviços de Informática S.A.	Brazil	0.00%	100.00%	100.00%	IT SERVICES
Promociones y Servicios Monterrey, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	PROPERTY
Promociones y Servicios Polanco, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	PROPERTY
Promociones y Servicios Santiago, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	PROPERTY
Promodomus Desarrollo de Activos, S.L.	Spain	0.00%	45.75%	51.00%	PROPERTY
PSB Inmobilien GmbH	Germany	0.00%	100.00%	100.00%	PROPERTY
RACS Energias Renováveis S.A.	Brazil	0.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
Real Corretora de Seguros S.A. (d)	Brazil	0.00%	0.00%	0.00%	INSURANCE BROKER
REB Empreendimentos e Administradora de Bens S.A.	Brazil	0.00%	100.00%	100.00%	PROPERTY
Reintegra Comercial España, S.L.	Spain	0.00%	100.00%	100.00%	SERVICES
Reintegra, S.A.	Spain	55.00%	45.00%	100.00%	SERVICES
Retail Financial Services Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE

		% of ownership held by the Bank		% of voting
Company	Location	Direct	Indirect	power (c)	Line of business
Riobank International (Uruguay) SAIFE (b)	Uruguay	0.00%	100.00%	100.00%	BANKING
Rosenlease, S.L.	Spain	99.99%	0.00%	99.99%	FULL-SERVICE LEASING
Ruevilliot 26, S.L.	Spain	0.00%	70.00%	70.00%	PROPERTY
Sánchez Ramade Santander Financiera, S.L.	Spain	0.00%	50.00%	50.00%	FINANCIAL SERVICES
Saninv—Gestão e Investimentos, S.A.	Portugal	0.00%	100.00%	100.00%	HOLDING COMPANY
Sansol S.r.l.	Italy	0.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
Santander (CF Trustee Property Nominee) Limited	United Kingdom	0.00%	100.00%	100.00%	SERVICES
Santander Administradora de Consórcios Ltda.	Brazil	0.00%	81.53%	100.00%	FINANCE
Santander Advisory Services S.A.	Brazil	0.00%	81.53%	100.00%	ADVISORY SERVICES
Santander Agente de Valores Limitada	Chile	0.00%	67.33%	100.00%	BROKER-DEALER
Santander Ahorro Inmobiliario 2 S.I.I., S.A.	Spain	69.11%	0.01%	69.12%	PROPERTY
Santander AM Holding, S.L.	Spain	100.00%	0.00%	100.00%	HOLDING COMPANY
Santander Asset Finance (December) Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING
Santander Asset Finance plc	United Kingdom	0.00%	100.00%	100.00%	LEASING
Santander Asset Management—Sociedade Gestora de Fundos de Investimento Mobiliário, S.A.	Portugal	0.00%	99.75%	100.00%	FUND MANAGEMENT COMPANY
Santander Asset Management Chile S.A.	Chile	0.01%	99.83%	100.00%	SECURITIES INVESTMENT
Santander Asset Management Corporation	Puerto Rico	0.00%	100.00%	100.00%	ASSET MANAGEMENT
Santander Asset Management Distribuidora de Títulos e Valores Mobiliários Ltda. (d)	Brazil	0.00%	0.00%	0.00%	ASSET MANAGEMENT
Santander Asset Management Ireland, Ltd. (b)	Ireland	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Asset Management Luxembourg, S.A.	Luxembourg	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Asset Management S.A. Administradora General de Fondos	Chile	0.00%	67.02%	100.00%	FUND MANAGEMENT COMPANY
Santander Asset Management UK Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY
Santander Asset Management UK Limited	United Kingdom	0.00%	100.00%	100.00%	FUND AND PORTFOLIO MANAGER
Santander Asset Management, S.A., S.G.I.I.C.	Spain	28.30%	71.70%	100.00%	FUND MANAGEMENT COMPANY
Santander Back-Offices Globales Especializados, S.A.	Spain	99.99%	0.01%	100.00%	SERVICES
Santander Back-Offices Globales Mayoristas, S.A.	Spain	100.00%	0.00%	100.00%	SERVICES
Santander BanCorp	Puerto Rico	0.00%	100.00%	100.00%	HOLDING COMPANY
Santander Banif Inmobiliario, F.I.I.	España	65.75%	30.97%	97.81%	PROPERTY
Santander Bank & Trust Ltd.	Bahamas	0.00%	100.00%	100.00%	BANKING
Santander Benelux, S.A./N.V.	Belgium	83.20%	16.80%	100.00%	BANKI NG

		% of ownership held by the Bank		% of voting
Company	Location	Direct	Indirect	power (c)	Line of business
Santander Brasil Administradora de Consórcio Ltda.	Brazil	0.00%	81.53%	100.00%	SERVICES
Santander Brasil Arrendamento Mercantil S.A. (d)	Brazil	0.00%	0.00%	0.00%	LEASING
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	0.00%	81.53%	100.00%	ASSET MANAGEMENT
Santander Brasil S.A. Corretora de Títulos e Valores Mobiliários (d)	Brazil	0.00%	0.00%	0.00%	BROKER-DEALER
Santander Capital Desarrollo, SGECR, S.A.	Spain	100.00%	0.00%	100.00%	VENTURE CAPITAL COMPANY
Santander Capital Structuring, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	COMMERCE
Santander Capitalização S.A.	Brazil	0.00%	81.53%	100.00%	INSURANCE
Santander Carbón Finance, S.A.	Spain	99.98%	0.02%	100.00%	SECURITIES INVESTMENT
Santander Cards Ireland Limited	Ireland	0.00%	100.00%	100.00%	CARDS
Santander Cards Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCIAL SERVICES
Santander Cards UK Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Santander Carteras, S.G.C., S.A.	Spain	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Central Hispano Financial Services Limited	Cayman Islands	100.00%	0.00%	100.00%	FINANCE
Santander Central Hispano International Limited	Cayman Islands	100.00%	0.00%	100.00%	FINANCE
Santander Central Hispano Issuances Limited	Cayman Islands	100.00%	0.00%	100.00%	FINANCE
Santander Chile Holding S.A.	Chile	22.11%	77.43%	99.54%	HOLDING COMPANY
Santander CHP S.A.	Brazil	0.00%	78.73%	96.56%	MANAGEMENT COMPANY
Santander Commercial Paper, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	100.00%	FINANCE
Santander Consulting (Beijing) Co., Ltd.	China	0.00%	100.00%	100.00%	ADVISORY SERVICES
Santander Consumer (UK) plc	United Kingdom	0.00%	100.00%	100.00%	ADVISORY SERVICES
Santander Consumer Bank AG	Germany	0.00%	100.00%	100.00%	BANKING
Santander Consumer Bank AS	Norway	0.00%	100.00%	100.00%	FINANCE
Santander Consumer Bank GmbH	Austria	0.00%	100.00%	100.00%	FINANCE
Santander Consumer Bank S.p.A.	Italy	0.00%	100.00%	100.00%	FINANCE
Santander Consumer Bank Spólka Akcyjna	Poland	0.00%	70.00%	70.00%	BANKING
Santander Consumer Beteiligungsverwaltungsgesellschaft mbH	Germany	0.00%	100.00%	100.00%	HOLDING COMPANY
Santander Consumer Chile S.A.	Chile	51.00%	0.00%	51.00%	FINANCE
Santander Consumer Credit Services Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Santander Consumer Debit GmbH	Germany	0.00%	100.00%	100.00%	SERVICES
Santander Consumer Finance a.s.	Czech Republic	0.00%	100.00%	100.00%	LEASING
Santander Consumer Finance Benelux B.V.	The Netherlands	0.00%	100.00%	100.00%	FINANCE
Santander Consumer Finance Media S.r.l.	Italy	0.00%	65.00%	65.00%	FINANCE
Santander Consumer Finance Oy	Finland	0.00%	100.00%	100.00%	FINANCE

		% of ownership held by the Bank		% of voting
Company	Location	Direct	Indirect	power (c)	Line of business
Santander Consumer Finance Zrt.	Hungary	0.00%	100.00%	100.00%	FINANCE
Santander Consumer Finance, S.A.	Spain	63.19%	36.81%	100.00%	BANKING
Santander Consumer Finanse Spólka Akcyjna	Poland	0.00%	100.00%	100.00%	SERVICES
Santander Consumer Holding Austria GmbH	Austria	0.00%	100.00%	100.00%	HOLDING COMPANY
Santander Consumer Holding GmbH	Germany	0.00%	100.00%	100.00%	HOLDING COMPANY
Santander Consumer Leasing GmbH	Germany	0.00%	100.00%	100.00%	LEASING
Santander Consumer Leasing s.r.o.	Czech Republic	0.00%	100.00%	100.00%	FINANCE
Santander Consumer Multirent Spółka z ograniczoną odpowiedzialnością	Poland	0.00%	70.00%	100.00%	LEASING
Santander Consumer Renting, S.L.	Spain	0.00%	100.00%	100.00%	FULL-SERVICE LEASING
Santander Consumer Services GmbH	Austria	0.00%	100.00%	100.00%	SERVICES
Santander Consumer, EFC, S.A.	Spain	0.00%	100.00%	100.00%	FINANCE
Santander Consumo, S.A. de C.V., SOFOM, E.R.	Mexico	0.00%	99.86%	100.00%	CARDS
Santander Corredora de Seguros Limitada	Chile	0.00%	67.10%	100.00%	INSURANCE BROKER
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Brazil	0.00%	81.53%	100.00%	BROKER-DEALER
Santander de Titulización S.G.F.T., S.A.	Spain	81.00%	19.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Energías Renovables I, SCR de Régimen Simplificado, S.A.	Spain	56.76%	0.00%	56.76%	VENTURE CAPITAL COMPANY
Santander Envíos, S.A.	Spain	100.00%	0.00%	100.00%	TRANSFER OF FUNDS FOR IMMIGRANTS
Santander Estates Limited	United Kingdom	0.00%	100.00%	100.00%	PROPERTY
Santander Factoring S.A.	Chile	0.00%	99.54%	100.00%	FACTORING
Santander Factoring y Confirming, S.A., E.F.C.	Spain	100.00%	0.00%	100.00%	FACTORING
Santander Financial Exchanges Limited	United Kingdom	100.00%	0.00%	100.00%	FINANCE
Santander Financial Products plc	Ireland	0.00%	100.00%	100.00%	FINANCE
Santander Financial Services, Inc.	Puerto Rico	0.00%	100.00%	100.00%	LENDING COMPANY
Santander GBM Secured Financing Limited	Ireland	—	(a )	—	SECURITIZATION
Santander Gestão de Activos, SGPS, S.A.	Portugal	0.00%	99.75%	100.00%	HOLDING COMPANY
Santander Gestión de Recaudación y Cobranzas Ltda.	Chile	0.00%	99.54%	100.00%	FINANCIAL SERVICES
Santander Gestión Inmobiliaria, S.A.	Spain	0.01%	99.99%	100.00%	PROPERTY
Santander Getnet Serviços para Meios de Pagamento S.A.	Brazil	0.00%	40.76%	50.00%	SERVICES
Santander Global Consumer Finance Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Santander Global Facilities, S.A. de C.V.	Mexico	100.00%	0.00%	100.00%	PROPERTY MANAGEMENT
Santander Global Facilities, S.L.	Spain	100.00%	0.00%	100.00%	HOLDING COMPANY
Santander Global Property Alemania GmbH	Germany	0.00%	100.00%	100.00%	SERVICES
Santander Global Property México, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	PROPERTY

		% of ownership held by the Bank		% of voting
Company	Location	Direct	Indirect	power (c)	Line of business
Santander Global Property U.S.A., Inc.	United States	0.00%	100.00%	100.00%	SERVICES
Santander Global Property, S.L.	Spain	97.21%	2.79%	100.00%	SECURITIES INVESTMENT
Santander Global Services, S.A. (b)	Uruguay	0.00%	100.00%	100.00%	SERVICES
Santander Global Sport, S.A.	Spain	100.00%	0.00%	100.00%	SPORTS OPERATIONS
Santander Guarantee Company	United Kingdom	0.00%	100.00%	100.00%	LEASING
Santander Hipotecario 1 Fondo de Titulización de Activos	Spain	—	(a )	—	SECURITIZATION
Santander Hipotecario 2 Fondo de Titulización de Activos	Spain	—	(a )	—	SECURITIZATION
Santander Hipotecario 3 Fondo de Titulización de Activos	Spain	—	(a )	—	SECURITIZATION
Santander Hipotecario 4 Fondo de Titulización de Activos	Spain	—	(a )	—	SECURITIZATION
Santander Hipotecario 5, Fondo de Titulización de Activos	Spain	—	(a )	—	SECURITIZATION
Santander Hipotecario, S.A. de C.V., SOFOM, E.R.	Mexico	0.00%	99.86%	100.00%	FINANCE
Santander Holanda B.V.	The Netherlands	100.00%	0.00%	100.00%	HOLDING COMPANY
Santander Holding Internacional, S.A.	Spain	99.95%	0.05%	100.00%	HOLDING COMPANY
Santander Holding Vivienda, S.A. de C.V.	Mexico	0.00%	99.86%	100.00%	SERVICES
Santander Holdings USA, Inc.	United States	100.00%	0.00%	100.00%	HOLDING COMPANY
Santander Insurance Agency, Inc.	Puerto Rico	0.00%	100.00%	100.00%	INSURANCE BROKER
Santander Insurance Agency, U.S., LLC	United States	0.00%	100.00%	100.00%	INSURANCE
Santander Insurance Europe Limited	Ireland	0.00%	100.00%	100.00%	INSURANCE BROKER
Santander Insurance Holding, S.L.	Spain	99.99%	0.01%	100.00%	HOLDING COMPANY
Santander Insurance Life Limited	Ireland	0.00%	100.00%	100.00%	INSURANCE BROKER
Santander Insurance Services Ireland Limited	Ireland	0.00%	100.00%	100.00%	SERVICES
Santander Insurance Services UK Limited	United Kingdom	0.00%	100.00%	100.00%	ASSET MANAGEMENT COMPANY
Santander Intermediación Correduría de Seguros, S.A.	Spain	0.00%	100.00%	100.00%	INSURANCE BROKER
Santander International Debt, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	100.00%	FINANCE
Santander Inversiones Limitada	Chile	0.00%	100.00%	100.00%	HOLDING COMPANY
Santander Investimentos em Participações S.A. (d)	Brazil	0.00%	0.00%	0.00%	COLLECTION AND PAYMENT SERVICES
Santander Investment Bank Limited	Bahamas	0.00%	100.00%	100.00%	BANKING
Santander Investment Bolsa, S.V., S.A.	Spain	0.00%	100.00%	100.00%	BROKER-DEALER
Santander Investment Chile Limitada	Chile	0.00%	100.00%	100.00%	FINANCE
Santander Investment Colombia S.A.	Colombia	0.00%	100.00%	100.00%	HOLDING COMPANY
Santander Investment I, S.A.	Spain	100.00%	0.00%	100.00%	HOLDING COMPANY
Santander Investment Limited	Bahamas	0.00%	100.00%	100.00%	BROKER-DEALER
Santander Investment Securities Inc.	United States	0.00%	100.00%	100.00%	BROKER-DEALER
Santander Investment Trust Colombia S.A., Sociedad Fiduciaria	Colombia	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY

		% of ownership held by the Bank		% of voting
Company	Location	Direct	Indirect	power (c)	Line of business
Santander Investment Valores Colombia S.A., Comisionista de Bolsa Comercial	Colombia	0.00%	97.96%	100.00%	BROKER-DEALER
Santander Investment, S.A.	Spain	100.00%	0.00%	100.00%	BANKING
Santander ISA Managers Limited	United Kingdom	0.00%	100.00%	100.00%	FUND AND PORTFOLIO MANAGER
Santander Issuances, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	100.00%	FINANCE
Santander Lease, S.A., E.F.C.	Spain	70.00%	30.00%	100.00%	LEASING
Santander Leasing S.A. Arrendamento Mercantil	Brazil	0.00%	81.52%	99.99%	LEASING
Santander Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY
Santander Mediación Operador de Banca-Seguros Vinculado, S.A.	Spain	21.00%	75.97%	100.00%	INSURANCE BROKERAGE
Santander Merchant S.A.	Argentina	0.00%	100.00%	100.00%	HOLDING COMPANY
Santander Microcrédito Assessoria Financeira S.A.	Brazil	0.00%	81.53%	100.00%	FINANCIAL SERVICES
Santander Operaciones Retail, S.A.	Spain	0.00%	100.00%	100.00%	SERVICES
Santander Overseas Bank, Inc.	Puerto Rico	0.00%	100.00%	100.00%	BANKING
Santander PB UK (Holdings) Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Santander Pensiones, S.A., E.G.F.P.	Spain	21.20%	78.80%	100.00%	PENSION FUND MANAGEMENT COMPANY
Santander Pensões—Sociedade Gestora de Fundos de Pensões, S.A.	Portugal	0.00%	99.75%	100.00%	PENSION FUND MANAGEMENT COMPANY
Santander Perpetual, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	100.00%	FINANCE
Santander Portfolio Management UK Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Santander Private Banking s.p.a.	Italy	100.00%	0.00%	100.00%	BANKING
Santander Private Banking UK Limited	United Kingdom	0.00%	100.00%	100.00%	PROPERTY
Santander Private Equity, S.A., S.G.E.C.R.	Spain	90.00%	9.97%	100.00%	VENTURE CAPITAL MANAGEMENT COMPANY
Santander Private Real Estate Advisory, S.A. Sole-Shareholder Company	Spain	0.00%	100.00%	100.00%	PROPERTY
Santander Real Estate, S.G.I.I.C., S.A.	Spain	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Río Asset Management Gerente de Fondos Comunes de Inversión S.A.	Argentina	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Río Servicios S.A.	Argentina	0.00%	99.97%	100.00%	ADVISORY SERVICES
Santander Río Sociedad de Bolsa S.A.	Argentina	0.00%	99.34%	100.00%	BROKER-DEALER
Santander Río Trust S.A.	Argentina	0.00%	99.97%	100.00%	SERVICES
Santander S.A.—Corretora de Câmbio e Títulos (d)	Brazil	0.00%	0.00%	0.00%	BROKER-DEALER

		% of ownership held by the Bank		% of voting
Company	Location	Direct	Indirect	power (c)	Line of business
Santander S.A. - Serviços Técnicos, Administrativos e de Corretagem de Seguros	Brazil	0.00%	81.53%	100.00%	INSURANCE BROKER
Santander S.A. Corredores de Bolsa	Chile	0.00%	83.18%	100.00%	BROKER-DEALER
Santander S.A. Sociedad Securitizadora	Chile	0.00%	67.13%	100.00%	FUND MANAGEMENT COMPANY
Santander Securities (Brasil) Corretora de Valores Mobiliários S.A. (d)	Brazil	0.00%	0.00%	0.00%	BROKER-DEALER
Santander Securities Corporation	Puerto Rico	0.00%	100.00%	100.00%	BROKER-DEALER
Santander Seguros y Reaseguros, Compañía Aseguradora, S.A.	Spain	0.00%	97.32%	100.00%	INSURANCE
Santander Service GmbH	Germany	0.00%	100.00%	100.00%	SERVICES
Santander Servicios Corporativos, S.A. de C.V.	Mexico	0.00%	99.86%	100.00%	SERVICES
Santander Servicios de Recaudación y Pagos Limitada	Chile	0.00%	67.01%	100.00%	SERVICES
Santander Servicios Especializados, S.A. de C.V.	Mexico	0.00%	99.86%	100.00%	FINANCIAL SERVICES
Santander Tecnología y Operaciones A.E.I.E.	Spain	—	(a )	—	SERVICES
Santander Totta Seguros, Companhia de Seguros de Vida, S.A.	Portugal	0.00%	99.87%	100.00%	INSURANCE
Santander Totta, SGPS, S.A.	Portugal	0.00%	99.87%	99.87%	HOLDING COMPANY
Santander Trade Services Limited	Hong-Kong	0.00%	100.00%	100.00%	SERVICES
Santander UK Foundation Limited	United Kingdom	—	(a )	—	SECURITIZATION
Santander UK Investments	United Kingdom	100.00%	0.00%	100.00%	LEASING
Santander UK Loans Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Santander UK plc	United Kingdom	77.67%	22.33%	100.00%	BANKING
Santander Unit Trust Managers UK Limited	United Kingdom	0.00%	100.00%	100.00%	FUND AND PORTFOLIO MANAGER
Santander US Debt, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	100.00%	FINANCE
Santander Venezuela Sociedad Administradora de Entidades de Inversión Colectiva, C.A.	Venezuela	0.00%	90.00%	100.00%	FUND MANAGEMENT COMPANY
Santos Energia Participações S.A.	Brazil	0.00%	81.52%	99.99%	HOLDING COMPANY
Santotta-Internacional, SGPS, Sociedade Unipessoal, Lda.	Portugal	0.00%	99.75%	100.00%	HOLDING COMPANY
Santusa Holding, S.L.	Spain	69.76%	30.24%	100.00%	HOLDING COMPANY
Saturn Japan II Sub C.V.	The Netherlands	0.00%	69.30%	0.00%	HOLDING COMPANY
Saturn Japan III Sub C.V.	The Netherlands	0.00%	72.71%	0.00%	HOLDING COMPANY
SC Germany Auto 08-2 Limited	Ireland	—	(a )	—	SECURITIZATION
SC Germany Auto 2009-1 Limited	Ireland	—	(a )	—	SECURITIZATION
SC Germany Auto 2010-1 UG (haftungsbeschränkt)	Germany	—	(a )	—	SECURITIZATION
SC Germany Auto 2011-1 UG (haftungsbeschränkt)	Germany	—	(a )	—	SECURITIZATION
SC Germany Auto 2011-2 UG (haftungsbeschränkt)	Germany	—	(a )	—	SECURITIZATION
SC Germany Consumer 08-1 Limited	Ireland	—	(a )	—	SECURITIZATION
SC Germany Consumer 09-1 Limited	Ireland	—	(a )	—	SECURITIZATION
SC Germany Consumer 10-1 Limited	Ireland	—	(a )	—	SECURITIZATION

		% of ownership held by the Bank		% of voting
Company	Location	Direct	Indirect	power (c)	Line of business
SC Germany Consumer 11 -1 Limited	Ireland	—	(a )	—	SECURITIZATION
SC Private Cars 2010-1 Limited	Ireland	—	(a )	—	SECURITIZATION
SCI BANBY PRO	France	0.00%	90.00%	100.00%	PROPERTY
Scottish Mutual Pensions Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Serfin International Bank and Trust, Limited	Cayman Islands	0.00%	99.75%	100.00%	BANKING
Services and Promotions Delaware Corporation	United States	0.00%	100.00%	100.00%	HOLDING COMPANY
Services and Promotions Miami LLC	United States	0.00%	100.00%	100.00%	PROPERTY
Servicio de Alarmas Controladas por Ordenador, S.A.	Spain	99.99%	0.01%	100.00%	SECURITY
Servicios Administrativos y Financieros Ltda.	Chile	0.00%	100.00%	100.00%	SERVICES
Servicios Corporativos Seguros Serfin, S.A. de C.V. (b)	Mexico	0.00%	100.00%	100.00%	SERVICES
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	SERVICES
Servicios de Cobranzas Fiscalex Ltda.	Chile	0.00%	99.54%	100.00%	SERVICES
Servicios Universia Venezuela S.U.V., S.A. (b)	Venezuela	0.00%	82.99%	82.99%	INTERNET
Sheppards Moneybrokers Limited	United Kingdom	0.00%	99.99%	100.00%	ADVISORY SERVICES
Silk Finance No. 3 Limited	Ireland	—	(a )	—	SECURITIZATION
Sinvest Inversiones y Asesorías Limitada	Chile	0.00%	100.00%	100.00%	FINANCE
Sistema 4B, S.A.	Spain	52.79%	13.34%	67.67%	CARDS
Sociedad Integral de Valoraciones Automatizadas, S.A.	Spain	100.00%	0.00%	100.00%	APPRAISALS
Socur, S.A.	Uruguay	100.00%	0.00%	100.00%	FINANCE
Sodepro, S.A.	Spain	0.00%	89.71%	100.00%	FINANCE
Solarlaser Limited	United Kingdom	0.00%	100.00%	100.00%	PROPERTY
SOV APEX LLC	United States	0.00%	100.00%	100.00%	HOLDING COMPANY
Sovereign Bank	United States	0.00%	100.00%	100.00%	BANKING
Sovereign Capital Trust IV	United States	0.00%	100.00%	100.00%	FINANCE
Sovereign Capital Trust IX	United States	0.00%	100.00%	100.00%	FINANCE
Sovereign Capital Trust V	United States	0.00%	100.00%	100.00%	FINANCE
Sovereign Capital Trust VI	United States	0.00%	100.00%	100.00%	FINANCE
Sovereign Community Development Company	United States	0.00%	100.00%	100.00%	HOLDING COMPANY
Sovereign Delaware Investment Corporation	United States	0.00%	100.00%	100.00%	HOLDING COMPANY
Sovereign Leasing, LLC	United States	0.00%	100.00%	100.00%	LEASING
Sovereign Precious Metals, LLC	United States	0.00%	100.00%	100.00%	PURCHASE AND SALE OF PRECIOUS METALS
Sovereign REIT Holdings, Inc.	United States	0.00%	100.00%	100.00%	HOLDING COMPANY
Sovereign Securities Corporation, LLC	United States	0.00%	100.00%	100.00%	BROKER-DEALER
Sovereign Spirit Limited (e)	Bermuda	0.00%	100.00%	100.00%	LEASING
Sterrebeeck B.V.	The Netherlands	100.00%	0.00%	100.00%	HOLDING COMPANY
Suleyado 2003, S.L.	Spain	0.00%	100.00%	100.00%	SECURITIES INVESTMENT

		% of ownership held by the Bank		% of voting
Company	Location	Direct	Indirect	power (c)	Line of business
Suzuki Servicios Financieros, S.L.	Spain	0.00%	51.00%	51.00%	INTERMEDIATION
Swesant SA	Switzerland	0.00%	100.00%	100.00%	HOLDING COMPANY
Synergy Abstract, LP	United States	0.00%	70.00%	70.00%	INSURANCE
Task Moraza, S.L.	Spain	0.00%	73.22%	73.22%	HOLDING COMPANY
Taxagest Sociedade Gestora de Participações Sociais, S.A.	Portugal	0.00%	99.75%	100.00%	HOLDING COMPANY
Teatinos Siglo XXI Inversiones Limitada	Chile	50.00%	50.00%	100.00%	HOLDING COMPANY
Teylada, S.A. in liquidation (b)	Spain	11.11%	88.89%	100.00%	SECURITIES INVESTMENT
The Alliance & Leicester Corporation Limited	United Kingdom	0.00%	100.00%	100.00%	PROPERTY
The HSH AIV 4 Trust	United States	0.00%	69.83%	4.99%	HOLDING COMPANY
The JCF HRE AIV II-A Trust (b)	United States	0.00%	73.70%	4.99%	HOLDING COMPANY
The National & Provincial Building Society Pension Fund Trustees Limited	United Kingdom	—	(a )	—	ASSET MANAGEMENT COMPANY
The Prepaid Card Company Limited	United Kingdom	0.00%	80.00%	80.00%	FINANCE
Time Finance Limited	United Kingdom	0.00%	100.00%	100.00%	SERVICES
Time Retail Finance Limited	United Kingdom	0.00%	100.00%	100.00%	SERVICES
Títulos de Renta Fija, S.A.	Spain	100.00%	0.00%	100.00%	SECURITIES INVESTMENT
Tonopah Solar I LLC	United States	0.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
Tornquist Asesores de Seguros S.A. (b)	Argentina	0.00%	99.99%	99.99%	ADVISORY SERVICES
Totta & Açores Inc. Newark	United States	0.00%	99.75%	100.00%	BANKING
Totta (Ireland), PLC	Ireland	0.00%	99.75%	100.00%	FINANCE
Totta Consumer No.1	Portugal	—	(a )	—	SECURITIZATION
Totta Urbe—Empresa de Administração e Construções, S.A.	Portugal	0.00%	99.75%	100.00%	PROPERTY
Tuttle & Son Limited	United Kingdom	0.00%	100.00%	100.00%	COLLECTION AND PAYMENT SERVICES
UNIFIN S.p.A.	Italy	0.00%	100.00%	100.00%	FINANCE
Universia Brasil S.A.	Brazil	0.00%	100.00%	100.00%	INTERNET
Universia Chile S.A.	Chile	0.00%	83.29%	83.29%	INTERNET
Universia Colombia S.A.S.	Colombia	0.00%	99.98%	99.98%	INTERNET
Universia Holding, S.L.	Spain	99.99%	0.01%	100.00%	HOLDING COMPANY
Universia México, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	INTERNET
Universia Perú, S.A.	Peru	0.00%	70.82%	70.82%	INTERNET
Universia Puerto Rico, Inc.	Puerto Rico	0.00%	100.00%	100.00%	INTERNET
Valores Santander Casa de Bolsa, C.A.	Venezuela	0.00%	90.00%	90.00%	BROKER-DEALER

		% of ownership held by the Bank		% of voting
Company	Location	Direct	Indirect	power (c)	Line of business
Victoria Solar Casteluccia S.r.l.	Italy	0.00%	99.04%	99.04%	ELECTRICITY PRODUCTION
Viking Collection Services Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Vista Capital de Expansión, S.A. SGECR	Spain	0.00%	50.00%	50.00%	VENTURE CAPITAL MANAGEMENT COMPANY
Vista Desarrollo, S.A. SCR de Régimen Simplificado	Spain	100.00%	0.00%	100.00%	VENTURE CAPITAL COMPANY
W.N.P.H. Gestão e Investimentos Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	SECURITIES INVESTMENT
Wallcesa, S.A.	Spain	100.00%	0.00%	100.00%	SECURITIES INVESTMENT
Waypoint Insurance Group, Inc.	United States	0.00%	100.00%	100.00%	HOLDING COMPANY
Webmotors S.A.	Brazil	0.00%	81.53%	100.00%	SERVICES
Wex Point España, S.L.	Spain	0.00%	89.71%	100.00%	SERVICES
Whitewick Limited	Jersey	0.00%	100.00%	100.00%	HOLDING COMPANY
WIM Servicios Corporativos, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	ADVISORY SERVICES

(a)	Companies over which effective control is exercised.
(b)	Company in liquidation at December 31, 2011.
(c)	Pursuant to Article 3 of Royal Decree 1159/2010, of September 17, approving the rules for the preparation of consolidated financial statements, in order to determine voting power, the voting power relating to subsidiaries or to other persons acting in their own name but on behalf of Group companies was added to the voting power directly held by the Parent. For these purposes, the number of votes corresponding to the Parent in relation to companies over which it exercises indirect control is the number corresponding to each subsidiary holding a direct ownership interest in such companies.
(d)	Company in merger process with another Group company. Awaiting registration at Mercantile Registry.
(e)	Company resident in the UK for tax purposes.
(f)	See Note 2.b.v.
(1)	The preference share issuer companies are detailed in Appendix III, together with other relevant information.

Exhibit II

Companies in which Santander Group has ownership interests of more than 5% (b), associates of Santander Group and jointly controlled entities

		% of ownership held by the Bank		% of voting
Company	Location	Direct	Indirect	power (a)	Line of business
26 Rue Villiot S.A.S.	France	0.00%	35.00%	50.00%	PROPERTY
Administrador Financiero de Transantiago S.A.	Chile	0.00%	13.40%	20.00%	PAYMENT AND COLLECTION SERVICES
Affirmative Insurance Holdings Inc. (consolidated)	United States	0.00%	5.03%	0.00%	INSURANCE
Affirmative Investment LLC	United States	0.00%	9.86%	4.99%	HOLDING COMPANY
Agres, Agrupación Restauradores, S.L.	Spain	0.00%	38.58%	43.01%	RESTAURANTS
Aguas de Fuensanta, S.A.	Spain	0.00%	37.87%	42.21%	FOOD
Alcover AG	Switzerland	27.91%	0.00%	27.91%	INSURANCE
Allfunds Bank, S.A.	Spain	50.00%	0.00%	50.00%	BANKING
Allfunds International S.A.	Luxembourg	0.00%	50.00%	50.00%	FINANCIAL SERVICES
Allfunds Nominee Limited	United Kingdom	0.00%	50.00%	50.00%	HOLDING COMPANY
Anekis, S.A.	Spain	24.75%	24.75%	49.50%	ADVERTISING
Arena Communications Network, S.L.	Spain	20.00%	0.00%	20.00%	ADVERTISING
Attijari Factoring Maroc, S.A.	Morocco	0.00%	29.16%	29.16%	FACTORING
Attijariwafa Bank Société Anonyme (consolidated)	Morocco	0.00%	5.55%	5.55%	BANKING
Autopistas del Sol S.A.	Argentina	0.00%	14.17%	14.17%	MOTORWAY CONCESSIONS
Aviva Powszechne Towarzystwo Emerytalne Aviva BZ WBK S.A.	Poland	0.00%	9.62%	10.00%	PENSION FUND MANAGEMENT COMPANY
Aviva Towarzystwo Ubezpieczeń na Życie S.A.	Poland	0.00%	9.62%	10.00%	INSURANCE
Banco Caixa Geral Totta de Angola, S.A.	Angola	0.00%	24.93%	24.99%	BANKING
Banco Internacional da Guiné-Bissau, S.A. (e)	Guinea Bissau	0.00%	48.88%	49.00%	BANKING
Bee Cave (TX)—HC Apartments Syndicated Holdings, LLC	United States	0.00%	33.33%	33.33%	PROPERTY
Benim—Sociedade Imobiliária, S.A. (consolidated)	Portugal	0.00%	25.75%	25.81%	PROPERTY
BZ WBK—Aviva Towarzystwo Ubezpieczeń na Życie S.A.	Poland	0.00%	48.12%	50.00%	INSURANCE

		% of ownership held by the Bank		% of voting
Company	Location	Direct	Indirect	power (a)	Line of business
BZ WBK - Aviva Towarzystwo Ubezpieczeń Ogólnych S.A.	Poland	0.00%	48.12%	50.00%	INSURANCE
Cantabria Capital, SGECR, S.A.	Spain	50.00%	0.00%	50.00%	VENTURE CAPITAL MANAGEMENT COMPANY
Carnes Estellés, S.A.	Spain	0.00%	19.21%	21.41%	FOOD
Cartera del Norte, S.A.	Spain	0.00%	32.38%	36.10%	FINANCE
CCPT—ComprarCasa, Rede Serviços Imobiliários, S.A.	Portugal	0.00%	50.00%	50.00%	PROPERTY SERVICES
Centro de Compensación Automatizado S.A.	Chile	0.00%	22.34%	33.33%	PAYMENT AND COLLECTION SERVICES
Centro para el Desarrollo, Investigación y Aplicación de Nuevas Tecnologías, S.A.	Spain	0.00%	43.96%	49.00%	TECHNOLOGY
Charta Leasing No.1 Limited	United Kingdom	0.00%	50.00%	50.00%	LEASING
Charta Leasing No.2 Limited	United Kingdom	0.00%	50.00%	50.00%	LEASING
Companhia de Arrendamento Mercantil RCI Brasil	Brazil	0.00%	32.52%	39.88%	LEASING
Companhia de Crédito, Financiamento e Investimento RCI Brasil	Brazil	0.00%	32.27%	39.58%	FINANCE
Compañía Española de Seguros de Crédito a la Exportación, S.A., Compañía de Seguros y Reaseguros (consolidated)	Spain	13.95%	6.45%	21.08%	CREDIT INSURANCE
Comprarcasa Servicios Inmobiliarios, S.A.	Spain	0.00%	47.50%	47.50%	PROPERTY SERVICES
Desarrollos Eólicos Mexicanos de Oaxaca 2, S.A.P.I. de C.V.	Mexico	0.00%	26.00%	26.00%	ELECTRICITY PRODUCTION
Dirgenfin, S.L.	Spain	0.00%	35.88%	40.00%	REAL ESTATE DEVELOPMENT
FC2Egestión, S.L.	Spain	0.00%	50.00%	50.00%	ENVIRONMENTAL MANAGEMENT
Federal Home Loan Bank of Pittsburgh	United States	0.00%	15.11%	15.11%	BANKING
Fondo de Titulización de Activos UCI 11	Spain	—	(c )	—	SECURITIZATION
Fondo de Titulización de Activos UCI 14	Spain	—	(c )	—	SECURITIZATION
Fondo de Titulización de Activos UCI 15	Spain	—	(c )	—	SECURITIZATION
Fondo de Titulización de Activos UCI 16	Spain	—	(c )	—	SECURITIZATION
Fondo de Titulización de Activos UCI 17	Spain	—	(c )	—	SECURITIZATION
Fondo de Titulización de Activos UCI 18	Spain	—	(c )	—	SECURITIZATION
Fondo de Titulización Hipotecaria UCI 10	Spain	—	(c )	—	SECURITIZATION
Fondo de Titulización Hipotecaria UCI 12	Spain	—	(c )	—	SECURITIZATION
Friedrichstrasse, S.L.	Spain	0.00%	35.00%	35.00%	PROPERTY
Gire S.A.	Argentina	0.00%	57.92%	58.33%	PAYMENT AND COLLECTION SERVICES
Granoller’s Broker, S.L.	Spain	0.00%	12.50%	25.00%	FINANCE
Grupo Alimentario de Exclusivas, S.A.	Spain	0.00%	42.37%	47.23%	FOOD
Grupo Konecta Centros Especiales de Empleo, S.L.	Spain	0.00%	48.25%	48.25%	TELEMARKETING

		% of ownership held by the Bank		% of voting
Company	Location	Direct	Indirect	power (a)	Line of business
Grupo Konecta Maroc S.A.R.L. à associé unique	Morocco	0.00%	48.25%	48.25%	TELEMARKETING
Grupo Konecta UK Limited	United Kingdom	0.00%	48.25%	48.25%	FINANCE
Grupo Konectanet México, S.A. de C.V.	Mexico	0.00%	48.25%	48.25%	TELEMARKETING
Grupo Konectanet, S.L.	Spain	0.00%	48.25%	48.25%	HOLDING COMPANY
Helican Desarrollo Eólico, S.L.	Spain	0.00%	46.00%	46.00%	ELECTRICITY PRODUCTION
HLC – Centrais de Cogeração, S.A.	Portugal	0.00%	24.46%	24.49%	ELECTRICITY PRODUCTION
Holicon Group S.A.	Poland	0.00%	45.32%	47.09%	SERVICES
Home Services On Line Solutions, S.L.	Spain	0.00%	48.25%	48.25%	SERVICES
Hyundai Capital Germany GmbH	Germany	0.00%	49.99%	49.99%	SERVICES
Imperial Holding S.C.A.	Luxembourg	0.00%	37.00%	37.00%	SECURITIES INVESTMENT
Indice Iberoamericano de Investigación y Conocimiento, A.I.E.	Spain	0.00%	51.00%	51.00%	INFORMATION SYSTEM
Inmo Alemania Gestión de Activos Inmobiliarios, S.A.	Spain	0.00%	19.46%	19.46%	HOLDING COMPANY
Inversiones ZS América Dos Ltda	Chile	0.00%	49.00%	49.00%	SECURITIES AND REAL ESTATE INVESTMENT
Inversiones ZS América SpA	Chile	0.00%	49.00%	49.00%	SECURITIES AND REAL ESTATE INVESTMENT
Inversiones ZS América Tres SpA	Chile	0.00%	49.00%	49.00%	SECURITIES AND REAL ESTATE INVESTMENT
J.C. Flowers I L.P.	United States	10.91%	0.00%	4.99%	HOLDING COMPANY
JC Flowers AIV P L.P.	Canada	0.00%	6.92%	4.99%	HOLDING COMPANY
Kassadesign 2005, S.L.	Spain	0.00%	44.85%	50.00%	PROPERTY
Konecta Activos Inmobiliarios, S.L.	Spain	0.00%	49.08%	49.08%	PROPERTY
Konecta Brazil Outsourcing Ltda.	Brazil	0.00%	48.24%	48.24%	SERVICES
Konecta Broker, S.L.	Spain	0.00%	48.25%	48.25%	SERVICES
Konecta Bto, S.L.	Spain	0.00%	48.25%	48.25%	TELECOMMUNICATIONS
Konecta Catalunya, S.L.	Spain	0.00%	48.25%	48.25%	SERVICES
Konecta Chile Limitada	Chile	0.00%	48.25%	48.25%	SERVICES
Konecta Colombia Grupo Konecta Colombia Ltda	Colombia	0.00%	48.25%	48.25%	TELEMARKETING
Konecta Field Marketing, S.A.	Spain	0.00%	48.25%	48.25%	MARKETING
Konecta Perú S.A.C.	Peru	0.00%	48.25%	48.25%	SERVICES
Konecta Portugal, Lda.	Portugal	0.00%	48.25%	48.25%	MARKETING
Konecta Servicios Administrativos y Tecnológicos, S.L.	Spain	0.00%	48.25%	48.25%	SERVICES
Konectanet Andalucía, S.L.	Spain	0.00%	48.25%	48.25%	SERVICES
Konectanet Comercialización, S.L.	Spain	0.00%	48.25%	48.25%	MARKETING
Kontacta Comunicaciones, S.A.	Spain	0.00%	36.19%	36.19%	SERVICES
Kontacta Top Ten, S.L.	Spain	0.00%	36.19%	36.19%	SERVICES

		% of ownership held by the Bank		% of voting
Company	Location	Direct	Indirect	power (a)	Line of business
Krynicki Recykling S.A.	Poland	0.00%	23.62%	24.54%	WASTE MANAGEMENT
Luri 3, S.A.	Spain	0.00%	9.63%	10.00%	PROPERTY
Maxamcorp Holding, S.L. (consolidated)	Spain	0.00%	22.62%	22.62%	HOLDING COMPANY
Metrohouse & Partnerzy S.A.	Poland	0.00%	20.43%	21.23%	PROPERTY
Metrovacesa, S.A. (consolidated)	Spain	22.60%	11.01%	34.87%	PROPERTY
Neoen, SGPS, S.A.	Portugal	0.00%	50.00%	50.00%	ELECTRICITY PRODUCTION
Nevis Power Limited	United Kingdom	0.00%	50.00%	50.00%	ELECTRICITY PRODUCTION
New PEL S.a.r.l.	Luxembourg	0.00%	6.92%	0.00%	HOLDING COMPANY
Norchem Holdings e Negócios S.A.	Brazil	0.00%	17.73%	21.75%	HOLDING COMPANY
Norchem Participações e Consultoria S.A.	Brazil	0.00%	40.76%	50.00%	SECURITIES BROKER
NPG Wealth Management S.à.r.l (consolidated)	Luxembourg	0.00%	5.85%	0.00%	HOLDING COMPANY
Olivant Investments Switzerland S.A.	Luxembourg	0.00%	34.97%	34.97%	HOLDING COMPANY
Olivant Limited (consolidated)	Guernsey	0.00%	9.00%	9.00%	HOLDING COMPANY
Omega Financial Services GmbH	Germany	0.00%	50.00%	50.00%	SERVICES
Operadora de Activos Alfa, S.A. de C.V.	Mexico	0.00%	49.98%	49.98%	FINANCE
Operadora de Activos Beta, S.A. de C.V.	Mexico	0.00%	49.99%	49.99%	FINANCE
Parque Eólico Dominica, S.A.P.I. de C.V.	Mexico	0.00%	24.99%	24.99%	ELECTRICITY PRODUCTION
Parque Eólico el Mezquite, S.A.P.I. de C.V.	Mexico	0.00%	24.99%	24.99%	ELECTRICITY PRODUCTION
Parque Eólico la Carabina I, S.A.P.I. de C.V.	Mexico	0.00%	24.99%	24.99%	ELECTRICITY PRODUCTION
Parque Eólico la Carabina II, S.A.P.I. de C.V.	Mexico	0.00%	24.99%	24.99%	ELECTRICITY PRODUCTION
Parque Solar la Robla, S.L.	Spain	0.00%	85.22%	25.00%	ELECTRICITY PRODUCTION
Parque Solar Páramo, S.L.	Spain	0.00%	82.53%	25.00%	ELECTRICITY PRODUCTION
Parque Solar Saelices, S.L.	Spain	0.00%	85.22%	25.00%	ELECTRICITY PRODUCTION
Partang, SGPS, S.A.	Portugal	0.00%	48.88%	49.00%	HOLDING COMPANY
POLFUND—Fundusz Poręczeń Kredytowych S.A.	Poland	0.00%	48.12%	50.00%	MANAGEMENT COMPANY
Pragma Trade S.A.	Poland	0.00%	20.30%	12.21%	COMMERCE
Prodesur Mediterráneo, S.L.	Spain	0.00%	44.85%	50.00%	PROPERTY
Programa Multi Sponsor PMS, S.A.	Spain	24.75%	24.75%	49.50%	ADVERTISING
Proinsur Mediterráneo, S.L.	Spain	0.00%	44.85%	50.00%	PROPERTY
Promoreras Desarrollo de Activos, S.L.	Spain	0.00%	31.40%	35.00%	PROPERTY

		% of ownership held by the Bank		% of voting
Company	Location	Direct	Indirect	power (a)	Line of business
PSA Finance PLC	United Kingdom	0.00%	50.00%	50.00%	LEASING
Puntoform, S.L.	Spain	0.00%	48.25%	48.25%	TRAINING
Q 205 Real Estate GmbH	Germany	0.00%	17.50%	17.50%	PROPERTY
Queenford, S.L.	Spain	0.00%	43.96%	49.00%	PROPERTY
Real Seguros Vida e Previdência S.A. (d)	Brazil	0.00%	0.00%	0.00%	INSURANCE
Redbanc S.A.	Chile	0.00%	22.40%	33.43%	SERVICES
Redbanc, S.A.	Uruguay	0.00%	20.00%	20.00%	SERVICES
Redsys Servicios de Procesamiento, S.L.U.	Spain	12.62%	3.19%	16.17%	CARDS
Renova Energia S.A.	Brazil	0.00%	7.19%	8.82%	ELECTRICITY PRODUCTION
Retama Real Estate, S.L.	Spain	0.00%	50.00%	50.00%	SERVICES
Santander Ahorro Inmobiliario 1, S.I.I., S.A.	Spain	24.01%	0.01%	24.02%	PROPERTY
Santander Brasil Seguros S.A.	Brazil	0.00%	49.00%	49.00%	INSURANCE
Santander Consumer USA Inc. (consolidated)	United States	0.00%	65.00%	65.00%	FINANCE
Santander Río Seguros S.A.	Argentina	0.00%	49.00%	49.00%	INSURANCE
Santander Seguros de Vida S.A.	Chile	0.00%	49.00%	49.00%	INSURANCE
Santander Seguros Generales S.A.	Chile	0.00%	49.00%	49.00%	INSURANCE
Santander Seguros S.A.	Brazil	0.00%	49.00%	49.00%	INSURANCE
Santander Seguros, S.A.	Uruguay	0.00%	49.00%	49.00%	INSURANCE
Saudi Hollandi Bank (consolidated)	Saudi Arabia	0.00%	11.16%	11.16%	BANKING
SC Littleton HH LLC	United States	0.00%	24.10%	24.10%	PROPERTY
Seguros Santander, S.A., Grupo Financiero Santander	Mexico	0.00%	49.00%	49.00%	INSURANCE
Shinsei Bank, Ltd. (consolidated) (f)	Japan	0.00%	4.97%	1.37%	BANKING
Sociedad de Generación Eólica Manchega, S.L.	Spain	0.00%	24.92%	24.92%	ELECTRICITY PRODUCTION
Sociedad Interbancaria de Depósitos de Valores S.A.	Chile	0.00%	19.63%	29.29%	SECURITIES DEPOSITORY SERVICES
Sociedad Promotora Bilbao Plaza Financiera, S.A.	Spain	7.74%	25.00%	33.90%	ADVISORY SERVICES
Solar Energy Capital Europe S.à.r.l.	Luxembourg	0.00%	33.33%	33.33%	HOLDING COMPANY
Tecnologia Bancária S.A.	Brazil	0.00%	20.82%	20.82%	ATMs
Teka Industrial, S.A. (consolidated)	Spain	0.00%	9.42%	9.42%	DOMESTIC APPLIANCES
Torre de Miguel Solar, S.L.	Spain	0.00%	50.00%	50.00%	ELECTRICITY PRODUCTION
Trabajando.com Chile S.A.	Chile	0.00%	33.33%	33.33%	SERVICES
Transbank S.A.	Chile	0.00%	21.92%	32.71%	CARDS
Transolver Finance EFC, S.A.	Spain	0.00%	50.00%	50.00%	LEASING
Turyocio Viajes y Fidelización, S.A.	Spain	0.00%	32.21%	32.21%	TRAVEL
U.C.I., S.A.	Spain	50.00%	0.00%	50.00%	HOLDING COMPANY
UCI Mediação de Seguros Unipessoal, Lda.	Portugal	0.00%	50.00%	50.00%	INSURANCE BROKER

		% of ownership held by the Bank		% of voting
Company	Location	Direct	Indirect	power (a)	Line of business
Unicre-Instituição Financeira de Crédito, S.A.	Portugal	0.00%	21.45%	21.50%	FINANCE
Unión de Créditos Inmobiliarios, S.A., EFC	Spain	0.00%	50.00%	50.00%	MORTGAGE LOAN COMPANY
Vector Software Factory, S.L.	Spain	0.00%	21.60%	21.60%	IT
Viking Consortium Holdings Limited (consolidated)	United Kingdom	0.00%	24.99%	24.99%	HOLDING COMPANY
Wtorre Empreendimentos Imobiliários S.A. (consolidated)	Brazil	0.00%	4.27%	5.24%	PROPERTY
ZS Insurance América, S.L.	Spain	49.00%	0.00%	49.00%	COMPANY MANAGEMENT

(a)	Pursuant to Article 3 of Royal Decree 1159/2010, of September 17, approving the rules for the preparation of consolidated financial statements, in order to determine voting power, the voting power relating to subsidiaries or to other persons acting in their own name but on behalf of Group companies was added to the voting power directly held by the Parent. For these purposes, the number of votes corresponding to the Parent in relation to companies over which it exercises indirect control is the number corresponding to each subsidiary holding a direct ownership interest in such companies.
(b)	Excluding the Group companies listed in Appendix I and those of negligible interest with respect to the fair presentation that the consolidated financial statements must express (pursuant to Article 48 of the Spanish Commercial Code and Article 260 of the Spanish Limited Liability Companies Law (Ley de Sociedades de Capital)).
(c)	Companies over which effective control is exercised.
(d)	Company in merger process with another Group company. Awaiting registration at Mercantile Registry.
(e)	Company in liquidation at December 31, 2011.
(f)	At January 19, 2012, the percentage ownership interest stood at 5.18%.

Exhibit III

Preference share issuer subsidiaries

		% of ownership held by the Bank
Company	Location	Direct	Indirect	Line of business
Abbey National Capital Trust I	United States	—	(a )	FINANCE
Banesto Holdings, Ltd.	Guernsey	0.00%	89.71%	SECURITIES INVESTMENT
Santander Emisora 150, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	FINANCE
Santander Finance Capital, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	FINANCE
Santander Finance Preferred, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	FINANCE
Santander International Preferred, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	FINANCE
Santander PR Capital Trust I	Puerto Rico	0.00%	100.00%	FINANCE
Sovereign Real Estate Investment Trust	United States	0.00%	100.00%	FINANCE
Totta & Açores Financing, Limited	Cayman Islands	0.00%	99.75%	FINANCE

(a)	Company over which effective control is exercised.

Exhibit IV

Notifications of acquisitions and disposals of investments in 2011

(Article 155 of the Spanish Limited Liability Companies Law and Article 53 of Securities Market Law 24/1998):

On February 7, 2011, the CNMV registered a notification from Banco Santander, S.A. which disclosed that Santander Group’s ownership interest in BANESTO had fallen below 90% on January 28, 2011.

On July 11, 2011, the CNMV registered a notification from Banco Santander, S.A. which disclosed that Santander Group’s ownership interest in BANKINTER, S.A. had exceeded 3% on July 1, 2011.

On July 11, 2011, the CNMV registered a notification from Banco Santander, S.A. which disclosed that Santander Group’s ownership interest in BANKINTER, S.A. had fallen below 3% on July 1, 2011.

On July 28, 2011, the CNMV registered a notification from Banco Santander, S.A. which disclosed that Santander Group’s ownership interest in FERROVIAL, S.A. had fallen below 3% on July 20, 2011.

On August 4, 2011, the CNMV registered a notification from Banco Santander, S.A. which disclosed that Santander Group’s ownership interest in METROVACESA, S.A. had exceeded 30% on August 2, 2011.

On November 14, 2011, the CNMV registered a notification from Banco Santander, S.A. which disclosed that Santander Group’s ownership interest in FERROVIAL, S.A. had exceeded 3% on November 7, 2011.

Exhibit V

Other information on the share capital of the Group’s banks

Following is certain information on the share capital of the Group’s banks.

1) Banco Santander (Brasil) S.A.

a) Number of equity instruments held by the Group

The Group holds 174,700,972,307 ordinary shares and 150,024,316,265 preference shares through Banco Santander S.A. and its subsidiaries Sterrebeeck B.V., Grupo Empresarial Santander, S.L. and Santander Insurance Holding, S.L.

The shares composing the share capital of Banco Santander (Brasil) S.A. have no par value and there are no capital payments payable. At 2011 year-end the bank’s treasury shares consisted of 391,253,500 ordinary shares and 355,685,000 preference shares.

In accordance with current Bylaws (Article 5.7) the preference shares do not confer voting rights on their holders, except under the following circumstances:

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

d) The selection of a specialised entity or company to determine the economic value of the company.

e) Amendments and repeals of bylaw provisions that change any of the requirements stipulated in point 4.1 of the Level 2 Best Practices on Corporate Governance of the Brazilian Securities Commodities and Futures Exchange (BM&FBOVESPA), although these voting rights will prevail upon the entry into force of the Agreement for the Adoption of the Level 2 Best Practices on Corporate Governance.

The General Assembly may, at any moment, decide to convert the preference shares into ordinary shares, establishing a reason for the conversion.

However, the preference shares do have the following advantages (Article 5.6):

a) Their dividends are 10% higher than those on ordinary shares.

b) Priority in the distribution of dividends.

c) Participation, on the same terms as ordinary shares, in capital increases resulting from the capitalisation of reserves and profits and in the distribution of bonus shares arising from the capitalisation of retained earnings, reserves or any other funds.

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

c) Capital authorized by the shareholders at the general meeting

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

The legal reserve is provided for in Article 196 of the Spanish Public Limited Liability Companies Law, which establishes that before being allocated to any other purpose, 5% of profits must be transferred to the legal reserve, which must not exceed 20% of share capital.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

All the shares are listed on the Brazilian Securities, Commodities and Futures Exchange (BM&FBOVESPA) and the share deposit certificates (units) are listed on the New York Stock Exchange (NYSE).

2) Banco Español de Crédito, S.A. (Banesto)

a) Number of equity instruments held by the Group

The share capital of Banco Español de Crédito, S.A. consists of 687,386,798 fully subscribed and paid shares of EUR 0.79 par value each, all with identical voting and dividend rights.

At December 31, 2011, the Parent and its subsidiaries held 89.03% of the share capital (612,007,016 ordinary shares), of which Banco Santander, S.A. held 606,345,555 shares (88.21%) and Cantabro Catalana de Inversiones, S.A. held 5,661,461 shares (0.82%). At that date the Banesto Group held 5,160,868 treasury shares previously acquired under authorisation of the general meeting, within the limits set forth in Articles 144 et seq of the Spanish Limited Liability Companies Law.

b) Capital increases in progress

No approved capital increases are in progress.

c) Capital authorized by the shareholders at the general meeting

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

At December 31, 2011, no securities with these characteristics had been issued.

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

The revaluation reserve recorded pursuant to Royal Decree-Law 7/1996, of June 7, can be used to increase capital. On February 26, 2008, the shareholders at the general meeting resolved to reduce capital with a charge to voluntary reserves and the corresponding amount was deducted from the restricted reserve to which Article 148.c of the Spanish Limited Liability Companies Law refers and a reserve for retired capital of EUR 5,485,207 (the same amount as the par value of the retired shares) was recorded. This reserve will be unrestricted under the same conditions as for the share capital reduction, in accordance with Article 335.c of the Spanish Limited Liability Companies Law.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

All the shares are listed on the Spanish Stock Exchanges.

3) Banco Santander Totta, S.A. (Totta)

a) Number of equity instruments held by the Group

The Group holds 655,961,865 ordinary shares through its subsidiaries: Santander Totta, SGPS, S.A. with 641,269,620 shares, Taxagest Sociedade Gestora de Participações Sociais, S.A. with 14,593,315 shares, and Banco Santander Totta, S.A. with 98,930 treasury shares, all of which have a par value of EUR 1 each and identical voting and dividend rights and are subscribed and paid in full.

b) Capital increases in progress

No approved capital increases are in progress.

c) Capital authorized by the shareholders at the general meeting

Not applicable.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

At December 31, 2011, no securities with these characteristics had been issued.

e) Specific circumstances that restrict the availability of reserves

Under Article 296 of the Portuguese Companies’ Code, the legal and merger reserves can only be used to offset losses or to increase capital.

Non-current asset revaluation reserves are regulated by Decree-Law 31/1998, under which losses can be offset or capital increased by the amounts for which the underlying asset is depreciated, amortised or sold.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

Totta’s shares are not listed.

4) Banco Santander- Chile

a) Number of equity instruments held by the Group

The Group holds 126,593,017,845 ordinary shares through its subsidiaries: Santander Chile Holding S.A. with 66,822,519,695 ordinary shares, Teatinos Siglo XXI Inversiones Limitada with 59,770,481,573 ordinary shares and Santander Inversiones Limitada with 16,577 ordinary shares, all of which have no par value, are fully subscribed and paid and carry the same voting and dividend rights.

b) Capital increases in progress

No approved capital increases are in progress.

c) Capital authorized by the shareholders at the general meeting

Share capital amounted to CLP 891,302,881,691 at December 31, 2011. However, each year the annual general meeting must approve the balance sheet at December 31 of the previous year and, therefore, approve the share capital amount.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

At December 31, 2011, no securities with these characteristics had been issued.

e) Specific circumstances that restrict the availability of reserves

Remittances to foreign investors in relation to investments made under the Statute of Foreign Investment (Decree-Law 600/1974) and the amendments thereto require the prior authorisation of the foreign investment committee.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

All the shares are listed on the Chilean Stock Exchanges and, through American Depositary Receipts (ADRs), on the New York Stock Exchange (NYSE).

5) Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander

a) Number of equity instruments held by the Group

At December 31, 2011, the Group held 78,284,373,735 ordinary shares through Grupo Financiero Santander, S.A. B de C.V. and Santander Global Facilities, S.A. de C.V. (México), representing 99.99% of the share capital of Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander.

b) Capital increases in progress

No approved capital increases are in progress.

c) Capital authorized by the shareholders at the general meeting

The shareholders at the extraordinary and annual general meeting held on August 18, 2008 resolved to set the authorized share capital of Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander at MXN 7,829,149,572.60, represented by a total of 78,291,495,726 fully subscribed and paid shares of MXN 0.10 par value each.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

The shareholders at the extraordinary general meeting held on March 17, 2009 resolved to approve the arrangement of a group loan of USD 1,100,000,000 from the shareholders through the placement of unsecured, subordinated, non-preferential debentures which are not convertible into shares. It should be noted that this issue had not yet been launched at the reporting date.

e) Specific circumstances that restrict the availability of reserves

Pursuant to the Mexican Credit Institutions Law and the general provisions applicable to credit institutions, the Mexican Companies Law and the institutions’ own Bylaws, universal banking institutions are required to constitute or increase capital reserves for the purposes of ensuring solvency and protecting payment systems and savers.

The bank increases its legal reserve annually directly from the profit obtained in the year. The legal reserve can be used for any purpose, but the balance must be replenished.

The Bank must recognise the various reserves as stipulated in the legal provisions applicable to credit institutions. Credit loss reserves are calculated on the basis of the credit rating assigned to each loan and are released when the rating of the related loan improves or when the loan is settled.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

The company does not have any equity instruments quoted on a stock exchange.

6) Santander UK plc

a) Number of equity instruments held by the Group

The Group holds ordinary shares amounting to GBP 3,105,176,886.60 through Banco Santander, S.A. (24,117,268,865 shares with a par value of GBP 0.10 each), Cántabro Catalana de Inversiones, S.A. (1 share with a par value of EUR 0.1) and Santusa Holding S.L. (6,934,500,000 shares with a par value of GBP 0.10 each).

On October 23, 1995 and February 13, 1996, Santander UK plc issued subordinated bonds, for a total of GBP 200 million, which are convertible into non-cumulative preference shares with a par value of GBP 1 each. At the discretion of the issuer, the exchange may be performed on any interest payment date provided that holders receive between 30 and 60 days’ notice. The Group holds 63,913,355 securities through Santander Financial Exchanges Limited.

On June 9, 1997, Santander UK plc also issued subordinated bonds, for a total of GBP 125 million, which are convertible into non-cumulative preference shares with a par value of GBP 1 each. At the discretion of the issuer, the exchange may be performed on any interest payment date, provided that holders receive between 30 and 60 days’ notice. The Group holds 100,487,938 securities through Santander Financial Exchanges Limited.

On April 28, 2010, Santander UK plc issued 300 million preference shares with a par value of GBP 1 each to replace, pursuant to current legislation, a previous issue launched by Alliance & Leicester plc under the same terms and conditions. As part of this new issue, the Group holds 107.3 million shares through Banco Santander, S.A. and 155.7 million shares through Santander Financial Exchanges Limited.

b)	Capital increases in progress

No approved capital increases are in progress.

c)	Capital authorized by the shareholders at the general meeting

The shareholders at the annual general meeting held on June 16, 2011 resolved to unconditionally authorise the company to carry out the following repurchases of share capital.

1. The repurchase of its own 8.625% yield preference shares, subject to the following conditions:

(a)	The company may repurchase up to 125,000,000 of the 8.625% yield preference shares;

(b)	The lowest price that the company may pay for the 8.625% yield preference shares will be 75% of the average market price of the preference shares for the five days prior to the purchase; and

(c)	The highest price (excluding costs) that the company may pay for each 8.625% yield preference share will be 125% of the average market price of the preference shares for the five days prior to the purchase.

It is hereby stated that this authorisation will expire at the date of the next annual general meeting of the company unless it is renewed, amended or revoked by the company. However, prior to such expiry, the company may enter into an agreement on the repurchase of its 8.625% yield preference shares even if the purchase is finalised after this authorisation expires.

2. The repurchase of its own 10.375% preference shares, subject to the following conditions:

(a)	The company may repurchase up to 200,000,000 of the 10.375% yield preference shares;

(b)	The lowest price that the company may pay for the 10.375% yield preference shares will be 75% of the average market price of the preference shares for the five days prior to the purchase; and

(c)	The highest price (excluding costs) that the company may pay for each 10.375% yield preference share will be 125% of the average market price of the preference shares for the five days prior to the purchase.

It is hereby stated that this authorisation will expire at the date of the next annual general meeting of the company unless it is renewed, amended or revoked by the company. However, prior to such expiry, the company may enter into an agreement on the repurchase of its 10.375% yield preference shares even if the purchase is finalised after this authorisation expires.

3. The repurchase of its own fixed/floating rate series A non-cumulative preference shares subject to the following conditions:

(a)	The company may repurchase up to 300,002 redeemable fixed/floating rate series A non-cumulative preference shares;

(b)	The lowest price that the company may pay for the redeemable fixed/floating rate series A non-cumulative preference shares will be 75% of the average market price of the preference shares for the five days prior to the purchase; and

(c)	The highest price (excluding costs) that the company may pay for each redeemable fixed/floating rate series A non-cumulative preference shares will be 125% of the average market price of the preference shares for the five days prior to the purchase.

It is hereby stated that this authorisation will expire at the date of the next annual general meeting of the company unless it is renewed, amended or revoked by the company. However, prior to such expiry, the company may enter into an agreement on the repurchase of its redeemable fixed/floating rate series A non-cumulative preference shares even if the purchase is finalised after this authorisation expires.

However, prior to such expiry, the company may make offers or enter into agreements which could require the allocation of shares, and the directors may allocate shares pursuant to any offer or agreement, irrespective of the expiry of the authorisation granted by this resolution.

Pursuant to this resolution, any previously unexercised authorisations granted to directors to allocate shares are revoked and replaced without prejudice to any allocation of shares or grant of rights already performed, offered or agreed.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

Not applicable.

e) Specific circumstances that restrict the availability of reserves

Not applicable.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

Not applicable.

7) Santander Holdings USA, Inc.

a) Number of equity instruments held by the Group

At December 31, 2011, Banco Santander, S.A. held 520,307,043 ordinary shares, all of which carry the same voting and dividend rights.

b) Capital increases in progress

No approved capital increases are in progress.

On December 15, 2011, the board of directors authorized a capital increase of USD 1,000,000,000, which was approved by Banco Santander, S.A. This capital increase was carried out through the sale of 3,200,000 ordinary shares at a price of USD 250 each, increasing share capital by USD 800 million. In addition, Santander Holdings USA, Inc. paid Banco Santander, S.A. a dividend of USD 800 million, thereby reducing reserves by this amount. As a result of this transaction, total share capital remained the same.

c) Capital authorized by the shareholders at the general meeting

Banco Santander, S.A. is the sole shareholder.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

Not applicable.

e) Specific circumstances that restrict the availability of reserves

Not applicable.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

Class C preference shares are listed on the New York Stock Exchange (NYSE).

8) Bank Zachodni WBK S.A.

a) Number of equity instruments held by the Group

At December 31, 2011, Banco Santander, S.A. held 70,334,512 ordinary shares with a par value of PLN 10 each, all of which carry the same voting rights.

b) Capital increases in progress

No approved capital increases are in progress.

c) Capital authorized by the shareholders at the general meeting

Not applicable.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

At the annual general meeting held on April 20, 2011, the shareholders resolved to approve the so-called “Incentive Scheme IV” as an initiative to attract, motivate and retain the bank’s employees. Delivery of the shares is tied to the achievement of certain targets in the years from 2011 to 2013. The bank considers that the exercise of these rights might give rise to the issuance of up to 400,000 shares.

e) Specific circumstances that restrict the availability of reserves

Not applicable.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

All the shares of Bank Zachodni WBK S.A. are listed on the local stock exchange in Warsaw, namely the Giełda Papierów Wartościowych S.A.

9) Banco Santander Río S.A.

a) Number of equity instruments held by the Group

At December 31, 2011, Banco Santander, S.A. held 141,911,008 class A shares, 293,971,417 class B shares and 635,447,536 preference shares of Banco Santander Río S.A., representing 99.30% of the share capital, through Administración de Bancos Latinoamericanos Santander S.L., BRS Investment S.A. and Santander Overseas Bank, Inc.

b) Capital increases in progress

At the annual and extraordinary general meeting of the bank held on March 16, 2011, the shareholders resolved to approve a capital increase for public subscription in the sum of up to ARP 145,000,000 through the issue of up to 145,000,000 registered class B ordinary shares with a par value of ARP 1 each, with one voting right per share and with dividend rights from the year after that in which they are subscribed.

The shareholders also approved the right to convert preference shares into class B ordinary shares with a par value of ARP 1 each, with one voting right per share, at a ratio of one preference share for each class B ordinary share.

c) Capital authorized by the shareholders at the general meeting

The authorized share capital of Banco Santander Río S.A. amounts to ARP 1,078,875,015, represented by a total of 1,078,875,015 fully subscribed and paid shares with a par value of ARP 1 each.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

Not applicable.

e) Specific circumstances that restrict the availability of reserves

Financial institutions must recognise the legal reserve required by Article 33 of Argentine Law 21,526.

The reserve must be recognized by transferring 20% of net profit for each year, including the adjustments to prior years’ results recognized in the year and any accumulated loss recognized at the previous year-end.

This proportion must be applied irrespective of the ratio of the legal reserve balance to the company’s share capital.

With respect to the distribution of profit, the Central Bank of the Republic of Argentina (BCRA) has ruled that the total minimum capital of companies wishing to distribute dividends must not be lower than the sum of the capital requirements for credit risk, interest rate risk, market risk and operational risk, increased by 75%.

Also, the distribution of profit must be expressly authorized by the Argentine Financial and Exchange Institutions Authority, which must check that the procedures required by legislation for the distribution of profits have been complied with.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

The shares have been listed on the Buenos Aires Stock Exchange (BCBA) since 1997, and on Latibex (the market for Latin-American stocks in euros) in Spain since 1999.

Exhibit VI

	Year end December 31,
	2011		2010		2009		2008		2007
	Including	Excluding	Including	Excluding	Including	Excluding	Including	Excluding	Including	Excluding
	interest on	interest on	interest on	interest on	interest on	interest on	interest on	interest on	interest on	interest on
	deposits	deposits	deposits	deposits	deposits	deposits	deposits	deposits	deposits	deposits
IFRS:

FIXED CHARGES:
Fixed charges and preferred stock dividends	29,636,004	12,590,540	23,208,389	9,475,888	26,392,227	10,540,180	37,041,015	17,756,819	30,569,963	15,980,396
Preferred dividends	99,031	99,031	60,689	60,689	92,294	92,294	37,374	37,374	47,290	47,290
Fixed charges	29,536,973	12,491,509	23,147,699	9,415,198	26,299,933	10,447,886	37,003,641	17,719,445	30,522,673	15,933,106

EARNINGS:
Income from continuing operations before taxes and extraordinary items	7,939,346	7,939,346	12,051,873	12,051,873	10,587,800	10,587,800	10,849,325	10,849,325	10,970,494	10,970,494
Less: Earnings from associated companies	56,696	56,696	16,910	16,910	(5,870)	(5,870)	695,880	695,880	291,401	291,401
Fixed charges	29,536,973	12,491,509	23,147,699	9,415,198	26,299,933	10,447,886	37,003,641	17,719,445	30,522,673	15,933,106

Total earnings	37,419,623	20,374,159	35,182,662	21,450,161	36,893,603	21,041,556	47,157,086	27,872,890	41,201,766	26,612,199

Ratio of earnings to fixed charges	1.27	1.63	1.52	2.28	1.40	2.01	1.27	1.57	1.35	1.67
Ratio of earnings to combined fixed charges and preferred stock dividends	1.26	1.62	1.52	2.26	1.40	2.01	1.27	1.57	1.35	1.67