Form 20-F
period 2012-12-31
Banco Santander, S.A.
filed 2013-04-24
CIK 891478

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

10,538,683,145 shares

BANCO SANTANDER, S.A.

PART III

ITEM 17.	FINANCIAL STATEMENTS	345

ITEM 18.	FINANCIAL STATEMENTS	345

ITEM 19.	EXHIBITS	345

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Accounting Principles

Under Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements in conformity with the International Financial Reporting Standards previously adopted by the European Union (“EU-IFRS”). The Bank of Spain Circular 4/2004 of December 22, 2004 on Public and Confidential Financial Reporting Rules and Formats (“Circular 4/2004”) requires Spanish credit institutions to adapt their accounting systems to the principles derived from the adoption by the European Union of International Financial Reporting Standards. Therefore, Grupo Santander (“the Group” or “Santander”) is required to prepare its consolidated financial statements for the year ended December 31, 2012 in conformity with the EU-IFRS and Bank of Spain’s Circular 4/2004. Differences between EU-IFRS, Bank of Spain’s Circular 4/2004 and International Financial Reporting Standards as issued by the International Accounting Standard Board (IFRS-IASB) are not material. Therefore, we assert that the financial information contained in this annual report on Form 20-F complies with IFRS-IASB.

We have formatted our financial information according to the classification format for banks used in Spain. We have not reclassified the line items to comply with Article 9 of Regulation S-X (see Note 55 of our consolidated financial statements). Article 9 is a regulation of the US Securities and Exchange Commission that contains formatting requirements for bank holding company financial statements.

Our auditors, Deloitte, S.L., an independent registered public accounting firm, have audited our consolidated financial statements in respect of the three years ended December 31, 2012, 2011 and 2010 in accordance with IFRS-IASB. See page F-1 to our consolidated financial statements for the 2012, 2011 and 2010 report prepared by Deloitte, S.L.

General Information

Our consolidated financial statements are in Euros, which are denoted “euro”, “euros”, “EUR” or “€” throughout this annual report. Also, throughout this annual report, when we refer to:

•	“dollars”, “US$” or “$”, we mean United States dollars;

•	“pounds” or “£”, we mean United Kingdom pounds; and

•	“one billion”, we mean 1 billion.

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

Management makes use of certain financial measures in local currency to help in the assessment of on-going operating performance. These non-GAAP financial measures include the results of operations of our subsidiary banks located outside the eurozone, excluding the impact of foreign exchange. We analyze these banks’ performance on a local currency basis to better measure the comparability of results between periods. Because changes in foreign currency exchange rates have a non-operating impact on the results of operations, we believe that evaluating their performance on a local currency basis provides an additional and meaningful assessment of performance to both management and the company’s investors. For a discussion of the accounting principles used in translation of foreign currency-denominated assets and liabilities to euros, see Note 2(a) of our consolidated financial statements.

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

•

general economic or industry conditions in Spain, the U.K., the U.S., other European countries, Brazil, other Latin American countries and the other areas in which we have significant business activities or investments;

•	a default on, or a ratings downgrade of, the sovereign debt of Spain, and the other countries where we operate;

•	a worsening of the economic environment in the U.K., other European countries, Brazil, other Latin American countries, and the US, and an increase of the volatility in the capital markets;

•	a further deterioration of the Spanish economy;

•	a further widening of Spain’s “risk premium”, or the spread between the yields on Spanish Government securities and comparable German Government securities;

•	the effects of a continued decline in real estate prices, particularly in Spain, the U.K. and the U.S.;

•	monetary and interest rate policies of the European Central Bank and various central banks;

•	inflation or deflation;

•	the effects of non-linear market behavior that cannot be captured by linear statistical models, such as the VaR model we use;

•	changes in competition and pricing environments;

•	the inability to hedge some risks economically;

•	the adequacy of loss reserves;

•	acquisitions or restructurings of businesses that may not perform in accordance with our expectations;

•	changes in demographics, consumer spending, investment or saving habits; and
•	changes in competition and pricing environments as a result of the progressive adoption of the internet for conducting financial services and/or other factors.

Political and Governmental Factors

•	political stability in Spain, the United Kingdom, other European countries, Latin America and the US;

•	changes in Spanish, U.K., EU, Latin American, U.S. or other jurisdictions’ laws, regulations or taxes; and

•	increased regulation in light of the global financial crisis.

Transaction and Commercial Factors

•	damage to our reputation;

•

our ability to integrate successfully our acquisitions and the challenges inherent in diverting management’s focus and resources from other strategic opportunities and from operational matters while we integrate these acquisitions; and

•	the outcome of our negotiations with business partners and governments.

Operating Factors

•	potential losses associated with an increase in the level of substandard loans or non-performance by counterparties to other types of financial instruments;

•	technical difficulties and the development and use of new technologies by us and our competitors;

•	a downgrade in our credit rating;

•	the occurrence of force majeure, such as natural disasters, that impact our operations or impair the asset quality of our loan portfolio; and

•	the impact of changes in the composition of our balance sheet on future net interest income

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

In the F-pages of this annual report on Form 20-F, the audited financial statements for the years 2012, 2011 and 2010 are presented. The audited financial statements for 2009 and 2008 are not included in this document, but they can be found in our previous annual reports on Form 20-F.

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

	Year ended December 31,
	2012	2011	2010	2009	2008
	(in millions of euros, except percentages and per share data)

Interest and similar income	59,024	60,856	52,907	53,173	55,044
Interest expense and similar charges	(28,877)	(30,035)	(23,683)	(26,874)	(37,506)
Interest income / (charges)	30,147	30,821	29,224	26,299	17,538
Income from equity instruments	423	394	362	436	553
Income from companies accounted for using the equity method	427	57	17	(1)	792
Fee and commission income	12,827	12,749	11,681	10,726	9,741
Fee and commission expense	(2,519)	(2,277)	(1,946)	(1,646)	(1,475)
Gains/losses on financial assets and liabilities (net)	3,329	2,838	2,164	3,802	2,892
Exchange differences (net)	(189)	(522)	441	444	582
Other operating income	6,693	8,050	8,195	7,929	9,436
Other operating expenses	(6,585)	(8,032)	(8,089)	(7,785)	(9,163)
Total income	44,553	44,078	42,049	40,204	30,896
Administrative expenses	(17,928)	(17,781)	(16,255)	(14,825)	(11,666)
Personnel expenses	(10,323)	(10,326)	(9,329)	(8,451)	(6,813)
Other general administrative expenses	(7,605)	(7,455)	(6,926)	(6,374)	(4,853)
Depreciation and amortization	(2,189)	(2,109)	(1,940)	(1,596)	(1,240)
Provisions (net)	(1,622)	(2,601)	(1,133)	(1,792)	(1,641)
Impairment losses on financial assets (net)	(18,906)	(11,868)	(10,443)	(11,578)	(6,283)
Impairment losses on other assets (net)	(508)	(1,517)	(286)	(165)	(1,049)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale	906	1,846	350	1,565	101
Gains/(losses) on non-current assets held for sale not classified as discontinued operations	(757)	(2,109)	(290)	(1,225)	1,731
Operating profit/(loss) before tax	3,549	7,939	12,052	10,588	10,849
Income tax	(575)	(1,776)	(2,923)	(1,207)	(1,836)
Profit from continuing operations	2,974	6,163	9,129	9,381	9,013
Profit/(loss) from discontinued operations (net)	(7)	(24)	(27)	31	319
Consolidated profit for the year	2,967	6,139	9,102	9,412	9,332
Profit attributable to the Parent	2,205	5,351	8,181	8,942	8,876
Profit attributable to non-controlling interest	762	788	921	470	456

Per share information:
Average number of shares (thousands) (1)	9,766,689	8,892,033	8,686,522	8,554,224	7,271,470
Basic earnings per share (euros)	0.23	0.60	0.94	1.05	1.22
Basic earnings per share continuing operation (euros)	0.23	0.60	0.94	1.04	1.18
Diluted earnings per share (euros)	0.22	0.60	0.94	1.04	1.21
Diluted earnings per share continuing operation (euros)	0.22	0.60	0.94	1.04	1.17
Remuneration paid (euros) (2)	0.60	0.60	0.60	0.60	0.63
Remuneration paid (US$) (2)	0.80	0.78	0.80	0.86	0.88

	Year ended December 31,
	2012	2011	2010	2009	2008
	(in millions of euros, except percentages and per share data)
Total assets	1,269,628	1,251,526	1,217,501	1,110,529	1,049,632
Loans and advances to credit institutions (net) (3)	73,900	51,726	79,855	79,837	78,792
Loans and advances to customers (net) (3)	720,482	750,100	724,153	682,551	626,888
Investment securities (net) (4)	152,066	154,015	174,258	173,990	124,673
Investments: Associates and joint venture	4,454	4,155	273	164	1,323

Contingent liabilities (net)	45,033	48,042	59,795	59,256	65,323

Liabilities
Deposits from central banks and credit institutions (5)	152,966	143,138	140,112	142,091	129,877
Customer deposits (5)	626,639	632,533	616,376	506,975	420,229
Debt securities (5)	205,969	197,372	192,873	211,963	236,403

Capitalization
Guaranteed subordinated debt excluding preferred securities and preferred shares (6)	5,207	6,619	10,934	13,867	15,748
Other subordinated debt	8,291	10,477	12,189	15,193	14,452
Preferred securities (6)	4,319	5,447	6,917	7,315	7,622
Preferred shares (6)	421	449	435	430	1,051
Non-controlling interest (including net income of the period)	9,672	6,445	5,897	5,203	2,415
Stockholders’ equity (7)	74,654	76,414	75,018	68,667	57,587
Total capitalization	102,564	105,851	111,390	110,675	98,875
Stockholders’ equity per share (7)	7.64	8.59	8.64	8.03	7.92

Other managed funds
Mutual funds	89,176	102,611	113,510	105,216	90,306
Pension funds	10,076	9,645	10,965	11,310	11,128
Managed portfolio	18,889	19,200	20,314	18,364	17,289
Total other managed funds	118,141	131,456	144,789	134,890	118,723

Consolidated ratios
Profitability ratios:
Net yield (8)	2.52%	2.74%	2.68%	2.62%	2.05%
Return on average total assets (ROA)	0.24%	0.50%	0.76%	0.86%	1.00%
Return on average stockholders’ equity (ROE)	2.80%	7.14%	11.80%	13.90%	17.07%
Capital ratio:
Average stockholders’ equity to average total assets	6.12%	6.10%	5.82%	5.85%	5.55%
Ratio of earnings to fixed charges (9)
Excluding interest on deposits	1.27%	1.63%	2.28%	2.01%	1.57%
Including interest on deposits	1.11%	1.27%	1.52%	1.40%	1.27%

Credit quality data
Loans and advances to customers
Allowances for impaired balances including country risk and excluding contingent liabilities as a percentage of total gross loans	3.42%	2.46%	2.65%	2.55%	1.95%
Impaired balances as a percentage of total gross loans	4.74%	4.07%	3.75%	3.43%	2.19%
Allowances for impaired balances as a percentage of impaired balances	72.17%	60.52%	70.58%	74.32%	89.08%
Net loan charge-offs as a percentage of total gross loans	1.36%	1.38%	1.31%	1.27%	0.60%
Ratios adding contingent liabilities to loans and advances to customers and excluding country risk (*)
Allowances for impaired balances (**) as a percentage of total loans and contingent liabilities	3.30%	2.39%	2.58%	2.44%	1.83%
Impaired balances (**) (10) as a percentage of total loans and contingent liabilities	4.54%	3.89%	3.55%	3.24%	2.02%
Allowances for impaired balances (**) as a percentage of impaired balances (**)	72.56%	61.37%	72.74%	75.33%	90.64%
Net loan and contingent liabilities charge-offs as a percentage of total loans and contingent liabilities	1.27%	1.29%	1.21%	1.17%	0.55%

(*)	We disclose these ratios because our credit risk exposure comprises loans and advances to customers as well as contingent liabilities, all of which are subject to impairment and, therefore, allowances are taken in respect thereof.
(**)	Impaired or non-performing loans and contingent liabilities, securities and other assets to collect.

(1)	Average number of shares has been calculated on the basis of the weighted average number of shares outstanding in the relevant year, net of treasury stock.
(2)	The shareholders at the annual shareholders’ meeting held on June 19, 2009 approved a dividend of €0.6508 per share to be paid out of our profits for 2008. In accordance with IAS 33, for comparative purposes, dividends per share paid, as disclosed in the table above, take into account the adjustment arising from the capital increase with pre-emptive subscription rights carried out in December 2008. As a result of this adjustment, the dividend per share for 2008 amounts to €0.6325. The shareholders also approved a new remuneration scheme (scrip dividend), whereby the Bank offered the shareholders the possibility to opt to receive an amount equivalent to the dividends in cash or new shares. The remuneration per share for 2009, 2010, 2011 and 2012 disclosed above, €0.60, is calculated assuming that the four dividends for these years were paid in cash.
(3)	Equals the sum of the amounts included under the headings “Financial assets held for trading”, “Other financial assets at fair value through profit or loss” and “Loans and receivables” as stated in our consolidated financial statements.
(4)	Equals the amounts included as “Debt instruments” and “Equity instruments” under the headings “Financial assets held for trading”, “Other financial assets at fair value through profit or loss”, “Available-for-sale financial assets” and “Loans and receivables” as stated in our consolidated financial statements.
(5)	Equals the sum of the amounts included under the headings “Financial liabilities held for trading”, “Other financial liabilities at fair value through profit or loss” and “Financial liabilities at amortized cost” included in Notes 20, 21 and 22 to our consolidated financial statements.
(6)	In our consolidated financial statements, preferred securities and preferred shares are included under “Subordinated liabilities”.
(7)	Equals the sum of the amounts included at the end of each year as “Own funds” and “Valuation adjustments” as stated in our consolidated financial statements. We have deducted the book value of treasury stock from stockholders’ equity.
(8)	Net yield is the total of net interest income (including dividends on equity securities) divided by average earning assets. See “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Assets—Earning Assets—Yield Spread”.
(9)	For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of pre-tax income from continuing operations before adjustment for income or loss from equity investees plus fixed charges. Fixed charges consist of total interest expense (including or excluding interest on deposits as appropriate) and the interest expense portion of rental expense.
(10)	Impaired loans reflect Bank of Spain classifications. These classifications differ from the classifications applied by U.S. banks in reporting loans as non-accrual, past due, restructured and potential problem loans. See “Item 4. Information on the Company—B. Business Overview—Classified Assets—Bank of Spain Classification Requirements”.

Set forth below is a table showing our allowances for impaired balances broken down by various categories as disclosed and discussed throughout this annual report on Form 20-F:

	IFRS-IASB
	Year Ended December 31,
	2012	2011	2010	2009	2008
Allowances refers to:	(in millions of euros)

Allowances for impaired balances (*) (excluding country risk)	26,194	19,661	20,748	18,497	12,863
Less: Allowances for contingent liabilities and commitments (excluding country risk)	614	648	1,011	623	622

Allowances for Balances of Loans (excluding country risk):	25,580	19,013	19,737	17,874	12,241

Allowances relating to country risk and other	98	210	121	192	660

Allowances for impaired balances (excluding contingent liabilities)	25,678	19,223	19,858	18,066	12,901

Of which:

Allowances for Loans and receivables:	25,549	18,988	19,739	17,899	12,720

Allowances for Customers	25,504	18,936	19,697	17,873	12,466

Allowances for Credit institutions and other financial assets	30	36	17	26	254

Allowances for Debt Instruments	15	16	25	0	0

Allowances for Debt Instruments available for sale	129	235	119	167	181

(*)	Impaired or non-performing loans and contingent liabilities, securities and other assets to collect.

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

	Rate During Period
Calendar Period	Period End ($)	Average Rate ($)
2008	1.39	1.47
2009	1.44	1.39
2010	1.34	1.33
2011	1.29	1.39
2012	1.32	1.28

	Rate During Period
Last six months	High $	Low $
2012
October	1.31	1.29
November	1.30	1.27
December	1.33	1.29
2013
January	1.36	1.30
February	1.36	1.31
March	1.31	1.28
April (through April 17)	1.31	1.28

On April 17, 2013, the exchange rate for euros and dollars (expressed in dollars per euro), as published by the ECB, was $1.31.

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

Our loan portfolio is concentrated in Continental Europe (in particular, Spain), the United Kingdom and Latin America. At December 31, 2012, Continental Europe accounted for 40% of our total loan portfolio (Spain accounted for 28% of our total loan portfolio), while the United Kingdom and Latin America accounted for 34% and 20%, respectively. Accordingly, the recoverability of these loan portfolios in particular, and our ability to increase the amount of loans outstanding and our results of operations and financial condition in general, are dependent to a significant extent on the level of economic activity in Continental Europe (in particular, Spain), the United Kingdom and Latin America. Continued recessionary economic conditions in the economies of Continental Europe (in particular, Spain), or a return to recessionary conditions in the United Kingdom or the Latin American countries in which we operate, would likely have a significant adverse impact on our loan portfolio and, as a result, on our financial condition, cash flows and results of operations. See “Item 4. Information on the Company—B. Business Overview.”

We are vulnerable to the current disruptions and volatility in the global financial markets.

In the past five years, financial systems worldwide have experienced difficult credit and liquidity conditions and disruptions leading to less liquidity, greater volatility, general widening of spreads and, in some cases, lack of price transparency on interbank lending rates. Global economic conditions deteriorated significantly between 2007 and 2009, and many of the countries in which we operate fell into recession. Recessionary conditions continue in some countries. Many major financial institutions, including some of the world’s largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies experienced, and some continue to experience, significant difficulties. Around the world, there have also been runs on deposits at several financial institutions, numerous institutions have sought additional capital or have been assisted by governments, and many lenders and institutional investors have reduced or ceased providing funding to borrowers (including to other financial institutions).

In particular, we may face, among others, the following risks related to the economic downturn:

•

We potentially face increased regulation of our industry. Compliance with such regulation may increase our costs, may affect the pricing for our products and services, and limit our ability to pursue business opportunities.

•	Reduced demand for our products and services.

•	Inability of our borrowers to timely or fully comply with their existing obligations.

•

The process we use to estimate losses inherent in our credit exposure requires complex judgments, including forecasts of economic conditions and how these economic conditions might impair the ability of our borrowers to repay their loans. The degree of uncertainty concerning economic conditions may adversely affect the accuracy of our estimates, which may, in turn, impact the reliability of the process and the quality of our assets.

•	The value and liquidity of the portfolio of investment securities that we hold may be adversely affected.

•	Worsening of the global economic conditions may delay the recovery of the international financial industry and impact our financial condition and results of operations.

•

The recoverability of our retail loans in particular may be increasingly vulnerable to macroeconomic shocks that could negatively impact the household income of our retail customers and result in increased loan losses.

Some uncertainty remains concerning the future economic environment. While certain segments of the global economy are currently experiencing a moderate recovery, we expect such uncertainty will continue, which could have a negative impact on our business and results of operations. Global investor confidence remains cautious and downgrades of the sovereign debt of Ireland, Greece, Portugal, Spain, Italy and France, as well as the recent developments and banking crisis in Cyprus, have caused volatility in the capital markets. A slowing or failing of the economic recovery would likely aggravate the adverse effects of these difficult economic and market conditions on us and on others in the financial services industry.

Continued or worsening disruption and volatility in the global financial markets could have a material adverse effect on us, including our ability to access capital and liquidity on financial terms acceptable to us, if at all. If capital markets financing ceases to become available, or becomes excessively expensive, we may be forced to raise the rates we pay on deposits to attract more customers and become unable to maintain certain liability maturities. Any such increase in capital markets funding costs or deposit rates could have a material adverse effect on our interest margins.

If all or some of the foregoing risks were to materialize, this could have a material adverse effect on us.

We may suffer adverse effects as a result of the ongoing economic and sovereign debt tensions in the eurozone

Eurozone markets and economies continue to show signs of fragility and volatility, with recession in several economies, including Germany, and only sporadic access to capital markets in others. Interest rate differentials among eurozone countries are affecting government finance and borrowing rates in those economies.

The European Central Bank (the “ECB”) and European Council took actions in 2012 to aim to reduce the risk of contagion throughout and beyond the eurozone. These included the creation of the Open Market Transaction facility of the ECB and the decision by eurozone governments to create a banking union. Nonetheless, a significant number of financial institutions throughout Europe have substantial exposures to sovereign debt issued by nations that are under financial pressure. Should any of those nations default on their debt, or experience a significant widening of credit spreads, major financial institutions and banking systems throughout Europe could be destabilized, resulting in the further spread of the ongoing economic crisis.

The continued high cost of capital for some European governments has impacted the wholesale markets and there has been a consequent increase in the cost of retail funding, with greater competition in a savings market that is growing slowly by historical standards. In the absence of a permanent resolution of the eurozone crisis, conditions could deteriorate.

We have direct and indirect exposure to financial and economic conditions throughout the eurozone economies. Although we believe the possibility to be remote following the measures taken in 2012, if a wide-scale break-up of the eurozone were to occur, it would most likely be associated with a deterioration in the economic and financial environment and could have a material adverse impact on the whole financial sector, creating new challenges in sovereign and corporate lending and resulting in significant disruptions in financial activities at both the market and retail levels. This could materially and adversely affect our operating results, financial position and prospects.

Market conditions have, and could result, in material changes to the estimated fair values of our financial assets. Negative fair value adjustments could have a material adverse effect on our operating results, financial condition and prospects

In the past five years, financial markets have been subject to significant stress resulting in steep falls in perceived or actual financial asset values, particularly due to volatility in global financial markets and the resulting widening of credit spreads. We have material exposures to securities and other investments that are recorded at fair value and are therefore exposed to potential negative fair value adjustments. Asset valuations in future periods, reflecting then prevailing market conditions, may result in negative changes in the fair values of our financial assets and these may also translate into increased impairments. In addition, the value ultimately realized by us on disposal may be lower than the current fair value. Any of these factors could require us to record negative fair value adjustments, which may have a material adverse effect on our operating results, financial condition or prospects.

In addition, to the extent that fair values are determined using financial valuation models, such values may be inaccurate or subject to change, as the data used by such models may not be available or may become unavailable due to changes in market conditions, particularly for illiquid assets, and particularly in times of economic instability. In such circumstances, our valuation methodologies require us to make assumptions, judgments and estimates in order to establish fair value, and reliable assumptions are difficult to make and are inherently uncertain and valuation models are complex, making them inherently imperfect predictors of actual results. Any consequential impairments or write-downs could have a material adverse effect on our operating results, financial condition and prospects.

Our financial statements are based in part on assumptions and estimates which, if inaccurate, could cause material misstatement of the results of our operations and financial position.

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgments and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. The accounting policies deemed critical to our results and financial position, based upon materiality and significant judgments and estimates, include impairment of loans and advances, goodwill impairment, valuation of financial instruments, impairment of available-for-sale financial assets, deferred tax assets and provision for liabilities.

The valuation of financial instruments measured at fair value can be subjective, in particular where models are used which include unobservable inputs. Given the uncertainty and subjectivity associated with valuing such instruments it is possible that the results of our operations and financial position could be materially misstated if the estimates and assumptions used prove to be inaccurate.

If the judgment, estimates and assumptions we use in preparing our consolidated financial statements are subsequently found to be incorrect, there could be a material effect on our results of operations and a corresponding effect on our funding requirements and capital ratios.

We are subject to substantial regulation which could adversely affect our business and operations.

As a financial institution, we are subject to extensive regulation, which materially affects our businesses. For example, we are subject to capital adequacy requirements which, among other things, require us to maintain minimum ratios of regulatory capital to risk-weighted assets. Any failure by us to comply with capital adequacy requirements may result in administrative actions or sanctions which may affect our ability to fulfill our obligations.

Statutes, regulations and policies to which we are subject, in particular those relating to the banking sector and financial institutions, may be changed at any time. For example, in response to the recent financial crisis, regulators world-wide have imposed, and may continue to impose, more stringent capital adequacy requirements, including increasing the minimum regulatory capital requirements imposed on us. Regulators world-wide have also produced a range of proposals for future legislative and regulatory changes which could force us to comply with certain operational restrictions or take steps to raise further capital, or could increase our expenses, or otherwise adversely affect our operating results, financial condition and prospects. The interpretation and the application by regulators of the laws and regulations to which we are subject may also change from time to time. Any legislative or regulatory actions and any required changes to our business operations resulting from such legislation and regulations could result in significant loss of revenue, limit our ability to pursue business opportunities in which we might otherwise consider engaging, affect the value of assets that we hold, require us to increase our prices and therefore reduce demand for our products, impose additional costs on us or otherwise adversely affect our businesses. Accordingly, there can be no assurance that future changes in regulations or in their interpretation or application will not adversely affect us.

Changes in regulations may also cause us to face increased compliance costs and limitations on our ability to pursue certain business opportunities and provide certain products and services. As some of the banking laws and regulations have been recently adopted, the manner in which those laws and related regulations are applied to the operations of financial institutions is still evolving. Moreover, to the extent these recently adopted regulations are implemented inconsistently in the various jurisdictions in which we operate, it may face higher compliance costs. No assurance can be given generally that laws or regulations will be adopted, enforced or interpreted in a manner that will not have a material adverse effect on our business and results of operations.

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

Regulators in the U.K. have produced a range of proposals for future legislative and regulatory changes, which could force us to comply with certain operational restrictions or take steps to raise further capital, or could increase our expenses, or otherwise adversely affect our operating results, financial condition and prospects. These proposals include (i) the introduction of recovery and resolution planning requirements (popularly known as “living wills”) for banks and other financial institutions as contingency planning for the failure of a financial institution that may affect the stability of the financial system, (ii) implementation of the Financial Services Act 2012, which enhances the FSA’s disciplinary and enforcement powers, (iii) the introduction of more regular and detailed reporting obligations, (iv) a move to pre-funding of the deposit protection scheme in the U.K., (v) a proposal to require large U.K. retail banks to hold a minimum Core Tier 1 to risk-weighted assets ratio of at least 10 percent., which is, broadly, 3 percent higher than the minimum capital levels required under Basel III, and to have a minimum primary loss-absorbing capacity of 17 percent of risk-weighted assets, and (vi) proposed revisions to the approaches for determining trading book capital requirements and banking book risk-weighted assets from the Basel Committee.

In December 2010, the Basel Committee on Banking Supervision (the “Basel Committee”) reached agreement on comprehensive changes to the capital adequacy framework, known as Basel III. A revised version of Basel III was published in June 2011. Basel III is intended to raise the resilience of the banking sector by increasing both the quality and quantity of the regulatory capital base and enhancing the risk coverage of the capital framework. Among other things, Basel III introduces new eligibility criteria for Common Equity Tier 1, Additional Tier 1 and Tier 2 capital instruments that are intended to raise the quality of regulatory capital, and increases the amount of regulatory capital that institutions are required to hold. Basel III also requires institutions to maintain a capital conservation buffer above the minimum capital ratios in order to avoid certain capital distribution constraints. The capital conservation buffer, to be comprised of Common Equity Tier 1 capital, would result in an effective Common Equity Tier 1 capital requirement of 7 percent of risk-weighted assets. In addition, Basel III directs national regulators to require certain institutions to maintain a counter-cyclical capital buffer during periods of excessive credit growth. Basel III introduces a leverage ratio for institutions as a backstop measure, to be applied alongside current risk-based regulatory capital requirements. The implementation of Basel III in the European Union is being performed through the Capital Requirements Directive IV & Capital Requirements Regulation (“CRDIV/CRR”) legislative package. In early 2013 the draft legislation remains under discussion between the European Parliament, the European Commission and the Council of Ministers. The final capital framework to be established in the EU under CRDIV/CRR is likely to differ from Basel III in certain areas and the implementation date is still subject to uncertainty.

In addition to the changes to the capital adequacy framework published in December 2010 described above, the Basel Committee also published its global quantitative liquidity framework, comprising the Liquidity Coverage Ratio (“LCR”) and Net Stable Funding Ratio (“NSFR”) metrics, with objectives to (1) promote the short-term resilience of banks’ liquidity risk profiles by ensuring they have sufficient high-quality liquid assets to survive a significant stress scenario; and (2) promote resilience over a longer time horizon by creating incentives for banks to fund their activities with more stable sources of funding on an ongoing basis. The LCR has been subsequently revised by the Basel Committee in January 2013 which amended the definition of high-quality liquid assets and agreed a revised timetable for phase-in of the standard from 2015 to 2019, as well as making some technical changes to some of the stress scenario assumptions. As with the Basel Committee’s proposed changes to the capital adequacy framework, the draft liquidity framework remains under discussion within the EU and the final framework to be established could differ from Basel III in certain areas. The implementation date is still subject to uncertainty.

The Spanish Government approved on February 3, 2012 the Royal Decree-Law 2/2012 and on May 18, 2012 the Royal Decree-Law 18/2012 on the clean-up of the financial sector, through which the following actions were performed:

•

Review of the minimum provisioning percentages to be taken into consideration in the estimate of the impairment losses relating to financing granted to the property sector in Spain and to the foreclosed assets and assets received in payment of debt arising from financing granted to that sector, as a result of the impairment of these assets.

•

Increase in the level of minimum capital requirements of Spanish credit institutions on the basis of the assets relating to the property sector in Spain presented on the balance sheet of each entity at December 31, 2012.

In September 2011, the European Commission (the “Commission”) tabled a proposal for a common system of financial transactions taxes (“FTT”). Despite intense discussions on this proposal there was no unanimity amongst the 27 Member States. Eleven Member States (“participating Member State”) requested enhanced cooperation on a FTT based upon the Commission’s original proposal. The Commission presented a decision to this effect which was adopted by the EU’s Council of Finance Ministers at its committee meeting on January 22, 2013. The formal Directive was published on February 14, 2013, under which participating Member States may charge a FTT on all financial transactions with effect from January 1, 2014 where (i) at least one party to the transaction is established in the territory of a participating Member State and (ii) a financial institution established in the territory of a participating Member State is a party to the transaction acting either for its own account or for the account of another person, or is acting in the name of a party to the transaction. We are still assessing the proposals to determine the likely impact on us.

In the United Kingdom, on June 16, 2010, the Chancellor of the Exchequer announced the creation of the Independent Commission on Banking (the ‘ICB’), chaired by Sir John Vickers. The ICB was asked to consider structural and related non-structural reforms to the U.K. banking sector to promote financial stability and competition, and to make recommendations to the U.K. Government. The ICB gave its recommendations on September 12, 2011 and proposed: (i) implementation of a retail ring fence; (ii) increased capital requirements; and (iii) improvement of competition – which were broadly endorsed by the Government in its response published on December 19, 2011. A White Paper was published on June 14, 2012 detailing how the Government intends to implement the recommendations of the ICB. A draft of the initial bill to implement the ICB recommendations was published on October 12, 2012, in the format of framework legislation to put in place the architecture to effect the reforms, with detailed policy being provided for through secondary legislation. On February 4, 2013, the Financial Services (Banking Reform) Bill was introduced to Parliament. The Government expects the legislation to be in place by 2015 and to take effect by 2019. Implementation of the proposals may require us to make changes to our structure and business.

In the United States, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) which was adopted in 2010 will continue to result in significant structural reforms affecting the financial services industry. This legislation provides for, among other things, the establishment of a Consumer Financial Protection Bureau with broad authority to regulate the credit, savings, payment and other consumer financial products and services that we offer, the creation of a structure to regulate systemically important financial companies, more comprehensive regulation of the over-the-counter derivatives market, prohibitions of our engagement in certain proprietary trading activities and restrictions on our ownership of, investment in or sponsorship of hedge funds and private equity funds, restrictions on the interchange fees we earn through debit card transactions, and a requirement that bank regulators phase out the treatment of trust preferred capital instruments as Tier 1 capital for regulatory capital purposes.

With respect to OTC derivatives, the Dodd-Frank Act provides for an extensive framework for the regulation of OTC derivatives, including mandatory clearing, exchange trading and transaction reporting of certain OTC derivatives. Entities that are swap dealers, security-based swap dealers, major swap participants or major security-based swap participants will be required to register with the SEC or the CFTC, or both, and will become subject to new capital, margin, business conduct, recordkeeping, clearing, execution, reporting and other requirements. We will likely register one or more entities as swap dealers with the CFTC or SEC, or both. Although the full impact of U.S. derivatives regulation on us is still unclear, registration with the CFTC and SEC could materially increase our operating costs and adversely affect our derivatives business.

In June 2012, U.S. bank regulators proposed a broad revision of the regulatory capital rules applicable to U.S. banks, bank holding companies and other U.S. banking organizations. The proposals would implement the Basel III capital standards in the United States and modify existing standardized risk weights for certain types of asset classes, including residential mortgages and securitization exposures. The proposals are intended to comply with the Dodd-Frank Act’s minimum risk-based capital requirements and would be phased in over a multi-year period. Once fully implemented, the new rules would generally increase both the quality and quantity of regulatory capital that U.S. banking organizations are required to maintain. It was originally contemplated that the revised capital rules would be phased in beginning in January 2013. In November 2012, however, U.S. bank regulators announced that the proposals would not become effective in January 2013. The announcement did not specify new implementation or phase-in dates. U.S. bank regulators are working to finalize the proposals.

In addition, in December 2012, pursuant to the Dodd-Frank Act’s systemic risk regulation provisions, the Board of Governors of the Federal Reserve System (“Federal Reserve”) proposed to apply enhanced prudential standards to the U.S.

operations of large foreign banking organizations, including us. Under the Federal Reserve’s proposal, a number of large foreign banking organizations would be required to establish a separately capitalized top-tier U.S. intermediate holding company (“IHC”) that would hold all of the large foreign banking organization’s U.S. bank and nonbank subsidiaries. Under the Federal Reserve’s proposal, an IHC would be subject to U.S. capital, liquidity, single counterparty credit limits, risk management, stress testing and other enhanced prudential standards on a consolidated basis, and the Federal Reserve would have the authority to examine any IHC and any subsidiary of an IHC. Although U.S. branches and agencies of foreign banks would not be required to be held beneath an IHC, such branches and agencies would be subject to liquidity, single counterparty credit limits, and, in certain circumstances, asset maintenance requirements. The rules have a proposed effective date of July 1, 2015. The Federal Reserve is currently accepting comments on its proposal.

These and any additional legislative or regulatory actions in Spain, the European Union, the United States, the U.K. or other countries, and any required changes to our business operations resulting from such legislation and regulations, could result in reduced capital availability, significant loss of revenue, limit our ability to continue organic growth (including increased lending), pursue business opportunities in which we might otherwise consider engaging and provide certain products and services, affect the value of assets that we hold, require us to increase our prices and therefore reduce demand for our products, impose additional costs on us or otherwise adversely affect our businesses. Accordingly, we cannot provide assurance that any such new legislation or regulations would not have an adverse effect on our business, results of operations or financial condition in the future.

We may also face increased compliance costs. As some of the banking laws and regulations have been recently adopted, the manner in which those laws and related regulations are applied to the operations of financial institutions is still evolving. Moreover, to the extent these recently adopted regulations are implemented inconsistently in the various jurisdictions in which we operate, we may face higher compliance costs. No assurance can be given generally that laws or regulations will be adopted, enforced or interpreted in a manner that will not have material adverse effect on our business and results of operations.

Changes in taxes and other assessments may adversely affect us.

The Spanish Government regularly enacts reforms to the tax and other assessment regimes to which we and our customers are subject. Such reforms include changes in the rate of assessments and, occasionally, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. The effects of these changes and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified and there can be no assurance that these reforms will not, once implemented, have an adverse effect upon our business. Furthermore, such changes may increase the cost of borrowing and contribute to the increase in our non-performing credit portfolio.

We cannot predict if tax reforms will be implemented in the future. The effects of these changes, if enacted, and any other changes that could result from the enactment of additional tax reforms, cannot be quantified.

Changes in accounting standards could impact reported earnings.

The accounting standard setters and other regulatory bodies periodically change the financial accounting and reporting standards that govern the preparation of our consolidated financial statements. These changes can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements.

If we are unable to effectively control the level of non-performing or poor credit quality loans in the future, or if our loan loss reserves are insufficient to cover future loan losses, this could have a material adverse effect on us.

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of our businesses. Non-performing or low credit quality loans can negatively impact our results of operations. We cannot assure you that we will be able to effectively control the level of the impaired loans in our total loan portfolio. In particular, the amount of our reported non-performing loans may increase in the future as a result of growth in our total loan portfolio, including as a result of loan portfolios that we may acquire in the future, or factors beyond our control, such as adverse changes in the credit quality of our borrowers and counterparties or a general deterioration in economic conditions in Continental Europe, the United Kingdom, Latin America, the United States or global economic conditions, impact of political events, events affecting certain industries or events affecting financial markets and global economies.

Our current loan loss reserves may not be adequate to cover any increase in the amount of non-performing loans or any future deterioration in the overall credit quality of our total loan portfolio. Our loan loss reserves are based on our current assessment of and expectations concerning various factors affecting the quality of our loan portfolio. These factors include, among other things, our borrowers’ financial condition, repayment abilities and repayment intentions, the realizable value of any collateral, the prospects for support from any guarantor, government macroeconomic policies, interest rates and the legal and regulatory environment. As the recent global financial crisis has demonstrated, many of these factors are beyond our control. As a result, there is no precise method for predicting loan and credit losses, and we cannot assure you that our loan loss reserves will be sufficient to cover actual losses. If our assessment of and expectations concerning the above mentioned factors differ from actual developments, if the quality of our total loan portfolio deteriorates, for any reason, including the increase in lending to individuals and small and medium enterprises, the volume increase in the credit card portfolio and the introduction of new products, or if the future actual losses exceed our estimates of incurred losses, we may be required to increase our loan loss reserves, which may adversely affect us. If we were unable to control or reduce the level of our non-performing or poor credit quality loans, this could have a material adverse effect on us.

Mortgage loans are one of our principal assets, comprising 51% of our loan portfolio as of December 31, 2012. As a result, we are exposed to developments in housing markets, especially in Spain and the United Kingdom. In addition, we have exposure to a number of large real estate developers in Spain. From 2002 to 2007, demand for housing and mortgage financing in Spain increased significantly driven by, among other things, economic growth, declining unemployment rates, demographic and social trends, the desirability of Spain as a vacation destination and historically low interest rates in the eurozone. The United Kingdom experienced an increase in housing and mortgage demand driven by, among other things, economic growth, declining unemployment rates, demographic trends and the increasing prominence of London as an international financial center. During late 2007, the housing market began to adjust in Spain and the United Kingdom as a result of excess supply (particularly in Spain) and higher interest rates. Since 2008, as economic growth stalled in Spain and the United Kingdom, persistent housing oversupply, decreased housing demand, rising unemployment, subdued earnings growth, greater pressure on disposable income, a decline in the availability of mortgage finance and the continued effect of global market volatility have caused home prices to decline, while mortgage delinquencies increased. As a result of these and other factors, our NPL ratio increased from 0.94% at December 31, 2007, to 2.02% at December 31, 2008, to 3.24% at December 31, 2009, to 3.55% at December 31, 2010 and to 3.89% at December 31, 2011. At December 31, 2012, our NPL ratio was 4.54%. These trends, especially higher unemployment rates coupled with declining real estate prices, could have a material adverse impact on our mortgage payment delinquency rates, which in turn could have a material adverse effect on our business, financial condition and results of operations.

The value of the collateral securing our loan portfolio may fluctuate or decline due to factors beyond our control, including macroeconomic factors affecting Europe, the United States and Latin American countries. The real estate market is particularly vulnerable in the current economic climate and this may affect us as real estate represents a significant portion of the collateral securing our residential mortgage loan portfolio. We may also not have sufficiently recent information on the value of collateral, which may result in an inaccurate assessment for impairment losses of our loans secured by such collateral. If this were to occur, we may need to make additional provisions to cover actual impairment losses of our loans, which may materially and adversely affect our results of operations and financial condition.

Failure to successfully implement and continue to improve our risk management policies, procedures and methods, including our credit risk management system, could materially and adversely affect us, and we may be exposed to unidentified or unanticipated risks.

The management of risk is an integral part of our activities. We seek to monitor and manage our risk exposure through a variety of separate but complementary financial, credit, market, operational, compliance and legal reporting systems. While we employ a broad and diversified set of risk monitoring and risk mitigation techniques, such techniques and strategies may not be fully effective in mitigating our risk exposure in all economic market environments or against all types of risk, including risks that we fail to identify or anticipate.

As a commercial bank, one of the main types of risks inherent in our business is credit risk. For example, an important feature of our credit risk management system is to employ an internal credit rating system to assess the particular risk profile of a customer. As this process involves detailed analyses of the customer or credit risk, taking into account both quantitative and qualitative factors, it is subject to human error. In exercising their judgment, our employees may not always be able to assign an accurate credit rating to a customer or credit risk, which may result in our exposure to higher credit risks than indicated by our risk rating system.

In addition, we have been trying to refine our credit policies and guidelines to address potential risks associated with particular industries or types of customers. However, we may not be able to timely detect these risks before they occur, or due to limited tools available to us, our employees may not be able to effectively implement them, which may increase our credit risk. Failure to effectively implement, consistently follow or continuously refine our credit risk management system may result in an increase in the level of non-performing loans and a higher risk exposure for us, which could have a material adverse effect on us.

Some of our qualitative tools and metrics for managing risk are based upon our use of observed historical market behavior. We apply statistical and other tools to these observations to arrive at quantifications of our risk exposures. These qualitative tools and metrics may fail to predict future risk exposures. These risk exposures could, for example, arise from factors we did not anticipate or correctly evaluate in its statistical models. This would limit our ability to manage our risks. Our losses thus could be significantly greater than the historical measures indicate. In addition, our quantified modeling does not take all risks into account. Our more qualitative approach to managing those risks could prove insufficient, exposing us to material unanticipated losses. If existing or potential customers believe our risk management is inadequate, they could take their business elsewhere. This could harm our reputation as well as our revenues and profits.

Our loan and investment portfolios are subject to risk of prepayment, which could have a material adverse effect on us.

Our fixed rate loan and investment portfolios are subject to prepayment risk, which results from the ability of a borrower or issuer to pay a debt obligation prior to maturity. Generally, in a declining interest rate environment, prepayment activity increases, which reduces the weighted average lives of our earning assets and could have a material adverse effect on us. We would also be required to amortize net premiums into income over a shorter period of time, thereby reducing the corresponding asset yield and net interest income. Prepayment risk also has a significant adverse impact on credit card and collateralized mortgage loans, since prepayments could shorten the weighted average life of these assets, which may result in a mismatch in our funding obligations and reinvestment at lower yields. Prepayment risk is inherent to our commercial activity and an increase in prepayments could have a material adverse effect on us.

We may generate lower revenues from fee and commission based businesses.

The fees and commissions that we earn from the different banking and other financial services that we provide (credit and debit cards, insurance, account management, bill discounting, guarantees and other contingent liabilities, advisory and custody services, etc.) and from our mutual and pension funds management services represent a significant source of our revenues.

Market downturns have led and are likely to continue to lead, to a decline in the volume of transactions that we execute for our customers and, therefore, to a decline in our non-interest revenues. In addition, because the fees that we charge for managing our clients’ portfolios are in many cases based on the value or performance of those portfolios, a market downturn that reduces the value of our clients’ portfolios or increases the amount of withdrawals would reduce the revenues we receive from our asset management, private banking and custody businesses and adversely affect our results of operations. Moreover, our customers may further significantly decrease their risk tolerance to non-deposit investments such as stocks, bonds and mutual funds, which would adversely affect our fee and commission income.

Even in the absence of a market downturn, below-market performance by our mutual funds may result in increased withdrawals and reduced inflows, which would reduce the revenue we receive from our asset management business and adversely affect our results of operations.

Our financial results are constantly exposed to market risk. We are subject to fluctuations in interest rates and other market risks, which may materially and adversely affect us.

Market risk refers to the probability of variations in our net interest income or in the market value of our assets and liabilities due to volatility of interest rate, exchange rate or equity price. Changes in interest rates affect the following areas, among others, of our business:

•	net interest income;

•	the volume of loans originated;

•	the market value of our securities holdings; and

•	gains from sales of loans and securities.

Variations in short-term interest rates could affect our net interest income, which comprises the majority of our revenue. When interest rates rise, we may be required to pay higher interest on our floating-rate borrowings while interest earned on our fixed-rate assets does not rise as quickly, which could cause profits to grow at a reduced rate or decline in some parts of our portfolio. Interest rate variations could adversely affect us, including our net interest income, reducing its growth rate or even resulting in losses. Interest rates are highly sensitive to many factors beyond our control, including increased regulation of the financial sector, monetary policies, domestic and international economic and political conditions and other factors.

Increases in interest rates may reduce the volume of loans we originate. Sustained high interest rates have historically discouraged customers from borrowing and have resulted in increased delinquencies in outstanding loans and deterioration in the quality of assets. Increases in interest rates may also reduce the propensity of our customers to prepay or refinance fixed-rate loans. Increases in interest rates may reduce the value of our financial assets.

If interest rates decrease, although this is likely to decrease our funding costs, it is likely to adversely impact the income we receive arising from our investments in securities as well as loans with similar maturities. In addition, we may also experience increased delinquencies in a low interest rate environment when such an environment is accompanied by high unemployment and recessionary conditions.

The market value of a security with a fixed interest rate generally decreases when the prevailing interest rates rise, which may have an adverse effect on our earnings and financial condition. In addition, we may incur costs (which, in turn, will impact our results) as we implement strategies to reduce future interest rate exposure. The market value of an obligation with a floating interest rate can be adversely affected when interest rates increase, due to a lag in the implementation of repricing terms or an inability to refinance at lower rates.

Increases in interest rates may reduce gains or require us to record losses on sales of our loans or securities.

We are also exposed to foreign exchange rate risk as a result of mismatches between assets and liabilities denominated in different currencies. Fluctuations in the exchange rate between currencies may negatively affect our earnings and value of our assets and securities.

We are also exposed to equity price risk in connection with our trading investments in equity securities as part of our normal course of business as a commercial bank. The performance of financial markets may cause changes in the value of our investment and trading portfolios. The volatility of world equity markets due to the continued economic uncertainty and sovereign debt crisis has had a particularly strong impact on the financial sector. Continued volatility may affect the value of our investments in entities in this sector and, depending on their fair value and future recovery expectations, could become a permanent impairment which would be subject to write-offs against our results. To the extent any of these risks materialize, our net interest income or the market value of our assets and liabilities could be adversely affected.

Liquidity and funding risks are inherent in our business and could have a material adverse effect on us.

Liquidity risk is the risk that we either do not have available sufficient financial resources to meet our obligations as they fall due or can secure them only at excessive cost. This risk is inherent in any retail and commercial banking business and can be heightened by a number of enterprise-specific factors, including over-reliance on a particular source of funding, changes in credit ratings or market-wide phenomena such as market dislocation. While we implement liquidity management processes to seek to mitigate and control these risks, unforeseen systemic market factors in particular make it difficult to eliminate completely these risks. Adverse and continued constraints in the supply of liquidity, including inter-bank lending, has affected and may materially and adversely affect the cost of funding our business, and extreme liquidity constraints may affect our current operations as well as limit growth possibilities.

Continued or worsening disruption and volatility in the global financial markets could have a material adverse effect on our ability to access capital and liquidity on financial terms acceptable to us.

Our cost of obtaining funding is directly related to prevailing market interest rates and to our credit spreads. Increases in interest rates and our credit spreads can significantly increase the cost of our funding. Changes in our credit spreads are market-driven, and may be influenced by market perceptions of our creditworthiness. Changes to interest rates and our credit spreads occur continuously and may be unpredictable and highly volatile.

If wholesale markets financing ceases to become available, or becomes excessively expensive, we may be forced to raise the rates we pay on deposits, with a view to attracting more customers, and/or to sell assets, potentially at depressed prices. The persistence or worsening of these adverse market conditions or an increase in base interest rates could have a material adverse effect on our ability to access liquidity and cost of funding (whether directly or indirectly).

We rely, and will continue to rely, primarily on commercial deposits to fund lending activities. The ongoing availability of this type of funding is sensitive to a variety of factors outside our control, such as general economic conditions and the confidence of commercial depositors in the economy, in general, and the financial services industry in particular, and the availability and extent of deposit guarantees, as well as competition between banks for deposits. Any of these factors could significantly increase the amount of commercial deposit withdrawals in a short period of time, thereby reducing our ability to access commercial deposit funding on appropriate terms, or at all, in the future. If these circumstances were to arise, this could have a material adverse effect on our operating results, financial condition and prospects.

We anticipate that our customers will continue, in the near future, to make short-term deposits (particularly demand deposits and short-term time deposits), and we intend to maintain our emphasis on the use of banking deposits as a source of funds. The short-term nature of this funding source could cause liquidity problems for us in the future if deposits are not made in the volumes we expect or are not renewed. If a substantial number of our depositors withdraw their demand deposits or do not roll over their time deposits upon maturity, we may be materially and adversely affected.

We cannot assure you that in the event of a sudden or unexpected shortage of funds in the banking system, we will be able to maintain levels of funding without incurring high funding costs, a reduction in the term of funding instruments or the liquidation of certain assets. If this were to happen, we could be materially adversely affected.

Credit, market and liquidity risk may have an adverse effect on our credit ratings and our cost of funds. Any downgrading in our credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative contracts and adversely affect our interest margins and results of operations.

Credit ratings affect the cost and other terms upon which we are able to obtain funding. Rating agencies regularly evaluate us, and their ratings of our debt are based on a number of factors, including our financial strength and conditions affecting the financial services industry generally. In addition, due to the methodology of the main rating agencies, our credit rating is affected by the rating of Spanish sovereign debt. If Spain’s sovereign debt is downgraded, our credit rating would also likely be downgraded by an equivalent amount.

Any downgrade in our debt credit ratings would likely increase our borrowing costs and require us to post additional collateral or take other actions under some of our derivative contracts, and could limit our access to capital markets and adversely affect our commercial business. For example, a ratings downgrade could adversely affect our ability to sell or market certain of our products, engage in certain longer-term and derivatives transactions and retain our customers, particularly customers who need a minimum rating threshold in order to invest. In addition, under the terms of certain of our derivative contracts, we may be required to maintain a minimum credit rating or terminate such contracts. Any of these results of a ratings downgrade, in turn, could reduce our liquidity and have an adverse effect on us, including our operating results and financial condition.

Banco Santander, S.A.’s long-term debt is currently rated investment grade by the major rating agencies—Baa2 by Moody’s Investors Service España, S.A., BBB by Standard & Poor’s Ratings Services and BBB+ by Fitch Ratings Ltd.—all of which have a negative outlook due to the difficult economic environment in Spain. All three agencies downgraded our rating in February 2012 together with that of the other main Spanish banks, due to the weaker-than-previously-anticipated macroeconomic and financial environment in Spain with dimming growth prospects in the near term, depressed real estate market activity and heightened turbulence in the capital markets. In addition, Standard & Poor’s Ratings Services downgraded our rating by two notches in April 2012 together with that of 15 other Spanish banks following that rating agency’s decision to downgrade Spain’s sovereign debt rating by two notches. Moody’s Investors Service España, S.A. further downgraded our rating in May 2012, together with downgrades of 15 other Spanish banks and Santander UK plc, our United Kingdom-domiciled subsidiary. In June 2012, Fitch Ratings Ltd. cut the rating of Spanish sovereign debt three notches to BBB with a negative outlook, and Moody’s followed shortly thereafter by downgrading Spanish sovereign debt three notches to Baa3, its lowest investment grade rating. Following its downgrade of Spanish sovereign debt, Fitch Ratings Ltd. further downgraded our rating on June 11, 2012 from A to BBB+. Moody’s Investors Service downgraded our rating on June 25, 2012 from A3 to Baa2. Santander UK’s long-term debt is currently rated investment grade by the major rating agencies: A2 with negative outlook by Moody’s Investors Service, A with negative outlook by Standard & Poor’s Ratings Services and A with stable outlook by Fitch Ratings. All three agencies revised Santander UK’s ratings during 2012 following the downgrades of the Kingdom of Spain.

We conduct substantially all of our material derivative activities through Banco Santander, S.A. and Santander UK. We estimate that as of December 31, 2012, if all the rating agencies were to downgrade Banco Santander, S.A.’s long-term senior debt ratings by one notch we would be required to post up to €3 million in additional collateral pursuant to derivative and other financial contracts. A hypothetical two notch downgrade would result in a requirement to post up to €14 million in additional collateral. We estimate that as of December 31, 2012, if all the rating agencies were to downgrade Santander UK’s long-term credit ratings by one notch, and thereby trigger a short-term credit rating downgrade, this could result in outflows from Santander UK’s total liquid assets of £2.0 billion of cash and £6.6 billion in additional collateral that Santander UK would be required to post under the terms of secured funding and derivatives contracts. A hypothetical two notch downgrade would result in an additional outflow of £0.4 billion of cash and £1.4 billion of collateral under secured funding and derivatives contracts.

However, while certain potential impacts are contractual and quantifiable, the full consequences of a credit rating downgrade are inherently uncertain, as they depend upon numerous dynamic, complex and inter-related factors and assumptions, including market conditions at the time of any downgrade, whether any downgrade of a firm’s long-term credit rating precipitates downgrades to its short-term credit rating, and assumptions about the potential behaviors of various customers, investors and counterparties. Actual outflows could be higher or lower than this hypothetical example, depending upon certain factors including which credit rating agency downgrades our credit rating, any management or restructuring actions that could be taken to reduce cash outflows and the potential liquidity impact from loss of unsecured funding (such as from money market funds) or loss of secured funding capacity. Although, unsecured and secured funding stresses are included in our stress testing scenarios and a portion of our total liquid assets is held against these risks, it is still the case that a credit rating downgrade could have a material adverse effect on us. In addition, if we were required to cancel our derivatives contracts with certain counterparties and were unable to replace such contracts, our market risk profile could be altered.

In light of the difficulties in the financial services industry and the financial markets, there can be no assurance that the rating agencies will maintain our current ratings or outlooks. Our failure to maintain favorable ratings and outlooks would likely increase our cost of funding and adversely affect our interest margins, which could have a material adverse effect on us.

We are subject to market, operational and other related risks associated with our derivative transactions that could have a material adverse effect on us.

We enter into derivative transactions for trading purposes as well as for hedging purposes. We are subject to market and operational risks associated with these transactions, including basis risk (the risk of loss associated with variations in the spread between the asset yield and the funding and/or hedge cost) and credit or default risk (the risk of insolvency or other inability of the counterparty to a particular transaction to perform its obligations thereunder, including providing sufficient collateral).

Market practices and documentation for derivative transactions in the countries where we operate differ from each other. In addition, the execution and performance of these transactions depends on our ability to develop adequate control and administration systems and to hire and retain qualified personnel. Moreover, our ability to adequately monitor, analyze and report derivative transactions continues to depend, to a great extent, on our information technology systems. This factor further increases the risks associated with these transactions and could have a material adverse effect on us.

Competition with other financial institutions could adversely affect us.

We face substantial competition in all parts of our business, including in originating loans and in attracting deposits. The competition in originating loans comes principally from other domestic and foreign banks, mortgage banking companies, consumer finance companies, insurance companies and other lenders and purchasers of loans.

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

Increasing competition could require that we increase our rates offered on deposits or lower the rates we charge on loans, which could also have a material adverse effect on us, including our profitability. It may also negatively affect our business results and prospects by, among other things, limiting our ability to increase our customer base and expand our operations and increasing competition for investment opportunities.

In addition, if our customer service levels were perceived by the market to be materially below those of our competitor financial institutions, we could lose existing and potential business. If we are not successful in retaining and strengthening customer relationships, we may lose market share, incur losses on some or all of our activities or fail to attract new deposits or retain existing deposits, which could have a material adverse effect on our operating results, financial condition and prospects.

We are exposed to risks faced by other financial institutions.

We routinely transact with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual funds, hedge funds and other institutional clients. Defaults by, and even rumors or questions about the solvency of, certain financial institutions and the financial services industry generally have led to market-wide liquidity problems and could lead to losses or defaults by other institutions. Many of the routine transactions we enter into expose us to significant credit risk in the event of default by one of our significant counterparties. In 2012, the financial health of a number of European governments was shaken by the European sovereign debt crisis, contributing to volatility of the capital and credit markets, and the risk of contagion throughout and beyond the eurozone remains, as a significant number of financial institutions throughout Europe have substantial exposures to sovereign debt issued by nations which are under considerable financial pressure. These liquidity concerns have had, and may continue to have, an adverse effect on interbank financial transactions in general. Should any of these nations default on their debt, or experience a significant widening of credit spreads, major financial institutions and banking systems throughout Europe could be destabilized. A default by a significant financial counterparty, or liquidity problems in the financial services industry generally, could have a material adverse effect on us.

The financial problems faced by our customers could adversely affect us.

Market turmoil and economic recession could materially and adversely affect the liquidity, businesses and/or financial conditions of our borrowers, which could in turn increase our own non-performing loan ratios, impair our loan and other financial assets and result in decreased demand for borrowings in general. In addition, our customers may further significantly decrease their risk tolerance to non-deposit investments such as stocks, bonds and mutual funds, which would adversely affect our fee and commission income. Any of the conditions described above could have a material adverse effect on our business, financial condition and results of operations.

Our ability to maintain our competitive position depends, in part, on the success of new products and services we offer our clients and our ability to continue offering products and services from third parties, and we may not be able to manage various risks we face as we expand our range of products and services that could have a material adverse effect on us.

The success of our operations and our profitability depends, in part, on the success of new products and services we offer our clients and our ability to continue offering products and services from third parties. However, we cannot guarantee that our new products and services will be responsive to client demands or successful once they are offered to our clients, or that they will be successful in the future. In addition, our clients’ needs or desires may change over time, and such changes may render our products and services obsolete, outdated or unattractive and we may not be able to develop new products that meet our clients’ changing needs. If we cannot respond in a timely fashion to the changing needs of our clients, we may lose clients, which could in turn materially and adversely affect us.

As we expand the range of our products and services, some of which may be at an early stage of development in the markets of certain regions where we operate, we will be exposed to new and potentially increasingly complex risks and development expenses in those markets, with respect to which our experience and the experience of our partners may not be helpful. Our employees and our risk management systems may not be adequate to handle such risks. In addition, the cost of developing products that are not launched is likely to affect our results of operations. Any or all of these factors, individually or collectively, could have a material adverse effect on us.

If we are unable to manage the growth of our operations, this could have an adverse impact on our profitability.

We allocate management and planning resources to develop strategic plans for organic growth, and to identify possible acquisitions and disposals and areas for restructuring our businesses. From time to time, we evaluate acquisition and partnership opportunities that we believe offer additional value to our shareholders and are consistent with our business strategy. However, we may not be able to identify suitable acquisition or partnership candidates, and our ability to benefit from any such acquisitions and partnerships will depend in part on our successful integration of those businesses. We can give no assurances that our expectations with regards to integration and synergies will materialize. We also cannot provide assurance that we will, in all cases, be able to manage our growth effectively or deliver our strategic growth objectives. Challenges that may result from our strategic growth decisions include our ability to:

•	manage efficiently the operations and employees of expanding businesses;

•	maintain or grow our existing customer base;

•	assess the value, strengths and weaknesses of investment or acquisition candidates;

•	finance strategic investments or acquisitions;

•	fully integrate strategic investments, or newly-established entities or acquisitions in line with its strategy;

•	align our current information technology systems adequately with those of an enlarged Group;

•	apply our risk management policy effectively to an enlarged Group; and

•	manage a growing number of entities without over-committing management or losing key personnel.

Any failure to manage growth effectively, including relating to any or all of the above challenges associated with our growth plans, could have a material adverse effect on our operating results, financial condition and prospects.

Operational risks, including risks relating to data collection, processing and storage systems are inherent in our business.

Our businesses depend on the ability to process a large number of transactions efficiently and accurately, and on our ability to rely on our digital technologies, computer and email services, software and networks, as well as on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. The proper functioning of financial control, accounting or other data collection and processing systems is critical to our businesses and to our ability to compete effectively. Losses can result from inadequate personnel, inadequate or failed internal control processes and systems, or from external events that interrupt normal business operations. We also face the risk that the design of our controls and procedures prove to be inadequate or are circumvented. Although we work with our clients, vendors, service providers, counterparties and other third parties to develop secure transmission capabilities and prevent against cyber attacks, we routinely exchange personal, confidential and proprietary information by electronic means, and we may be the target of attempted cyber attacks. If we cannot maintain an effective data collection, management and processing system, we may be materially and adversely affected.

We take protective measures and continuously monitor and develop our systems to protect our technology infrastructure and data from misappropriation or corruption, but our systems, software and networks nevertheless may be vulnerable to unauthorized access, misuse, computer viruses or other malicious code and other events that could have a security impact. An interception, misuse or mishandling of personal, confidential or proprietary information sent to or received from a client, vendor, service provider, counterparty or third party could result in legal liability, regulatory action and reputational harm. There can be no assurance that we will not suffer material losses from operational risk in the future, including relating to cyber attacks or other such security breaches. Further, as cyber attacks continue to evolve, we may incur significant costs in its attempt to modify or enhance our protective measures or investigate or remediate any vulnerabilities.

We manage and hold confidential personal information of customers in the conduct of our banking operations. Although we have procedures and controls to safeguard personal information in our possession, unauthorized disclosures could subject us to legal actions and administrative sanctions as well as damages that could materially and adversely affect our results of operations and financial condition.

In addition, our businesses are exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and serious reputational or financial harm. In recent years, a number of multinational financial institutions have suffered material losses due to the actions of ‘rogue traders’ or other employees. It is not always possible to deter employee misconduct and the precautions we take to prevent and detect this activity may not always be effective.

Any failure to effectively improve or upgrade our information technology infrastructure and management information systems in a timely manner could have a material adverse effect on us.

Our ability to remain competitive depends in part on our ability to upgrade our information technology on a timely and cost-effective basis. We must continually make significant investments and improvements in our information technology infrastructure in order to remain competitive. We cannot assure you that in the future we will be able to maintain the level of capital expenditures necessary to support the improvement or upgrading of our information technology infrastructure. Any failure to effectively improve or upgrade our information technology infrastructure and management information systems in a timely manner could have a material adverse effect on us.

We rely on recruiting, retaining and developing appropriate senior management and skilled personnel.

Our continued success depends in part on the continued service of key members of our management team. The ability to continue to attract, train, motivate and retain highly qualified professionals is a key element of our strategy. The successful implementation of our growth strategy depends on the availability of skilled management, both at our head office and at each of our business units. If we or one of our business units or other functions fails to staff its operations appropriately or loses one or more of its key senior executives and fails to replace them in a satisfactory and timely manner, our business, financial condition and results of operations, including control and operational risks, may be adversely affected.

In addition, the financial industry has and may continue to experience more stringent regulation of employee compensation, which could have an adverse effect on our ability to hire or retain the most qualified employees. If we fail or are unable to attract and appropriately train, motivate and retain qualified professionals, our business may also be adversely affected.

We may not be able to detect money laundering and other illegal or improper activities fully or on a timely basis, which could expose us to additional liability and could have a material adverse effect on us.

We are required to comply with applicable anti-money laundering, anti-terrorism and other laws and regulations in the jurisdictions in which we operate. These laws and regulations require us, among other things, to adopt and enforce “know-your-customer” policies and procedures and to report suspicious and large transactions to the applicable regulatory authorities. These laws and regulations have become increasingly complex and detailed, require improved systems and sophisticated monitoring and compliance personnel and have become the subject of enhanced government supervision.

While we have adopted policies and procedures aimed at detecting and preventing the use of our banking network for money laundering and related activities, such policies and procedures have in some cases only been recently adopted and may not completely eliminate instances where we may be used by other parties to engage in money laundering and other illegal or improper activities. To the extent we fail to fully comply with applicable laws and regulations, the relevant government agencies to which we report have the power and authority to impose fines and other penalties on us, including the revocation of licenses. In addition, our business and reputation could suffer if customers use our banking network for money laundering or illegal or improper purposes.

In addition, while we review our relevant counterparties’ internal policies and procedures with respect to such matters, we, to a large degree, rely upon our relevant counterparties to maintain and properly apply their own appropriate anti-money laundering procedures. Such measures, procedures and compliance may not be completely effective in preventing third parties from using our (and our relevant counterparties) as a conduit for money laundering (including illegal cash operations) without our (and our relevant counterparties’) knowledge. If we are associated with, or even accused of being associated with, or become a party to, money laundering, then our reputation could suffer and/or we could become subject to fines, sanctions and/or legal enforcement (including being added to any “black lists” that would prohibit certain parties from engaging in transactions with us), any one of which could have a material adverse effect on our operating results, financial condition and prospects.

We are exposed to risk of loss from legal and regulatory proceedings.

We face various issues that may give rise to risk of loss from legal and regulatory proceedings, including tax litigation. These issues, including appropriately dealing with potential conflicts of interest, and legal and regulatory requirements, could increase the amount of damages asserted against us or subject us to regulatory enforcement actions, fines and penalties. The current regulatory environment, which suggests an increased supervisory focus on enforcement, combined with uncertainty about the evolution of the regulatory regime, may lead to material operational and compliance costs.

We are from time to time subject to certain claims and parties to certain legal proceedings incidental to the normal course of our business, including in connection with our lending activities, relationships with our employees and other commercial or tax matters. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in the early stages of discovery, we cannot state with confidence what the eventual outcome of these pending matters will be or what the eventual loss, fines or penalties related to each pending matter may be. We believe that we have made adequate reserves related to the costs anticipated to be incurred in connection with these various claims and legal proceedings. However, the amount of these provisions is substantially less than the total amount of the claims asserted against us and in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us. As a result, the outcome of a particular matter may be material to our operating results for a particular period, depending upon, among other factors, the size of the loss or liability imposed and our level of income for that period.

Damage to our reputation could cause harm to our business prospects.

Maintaining a positive reputation is critical to our attracting and maintaining customers, investors and employees. Damage to our reputation can therefore cause significant harm to its business and prospects. Harm to our reputation can arise from numerous sources, including, among others, employee misconduct, litigation or regulatory outcomes, failure to deliver minimum standards of service and quality, compliance failures, unethical behavior, and the activities of customers and counterparties. Further, negative publicity regarding us, whether or not true, may result in harm to our prospects.

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

We rely on third parties for important products and services.

Third party vendors provide key components of our business infrastructure such as loan and deposit servicing systems, internet connections and network access. Any problems caused by these third parties, including as a result of their not providing us their services for any reason or their performing their services poorly, could adversely affect our ability to deliver products and services to customers and otherwise to conduct business. Replacing these third party vendors could also entail significant delays and expense.

We engage in transactions with our subsidiaries or affiliates that others may not consider to be on an arm’s-length basis.

We and our subsidiaries and affiliates have entered into a number of services agreements pursuant to which we render services, such as administrative, accounting, finance, treasury, legal services and others. In addition, we have entered into services agreements with certain affiliates to allow these companies to offer their products and services within our branch network or that assist with our activities in consideration for certain fees.

Spanish law applicable to public companies and financial groups and institutions, as well as our bylaws, provide for several procedures designed to ensure that the transactions entered into with or among our financial subsidiaries do not deviate from prevailing market conditions for those types of transactions, including the requirement that our board of directors approve such transactions.

We are likely to continue to engage in transactions with our subsidiaries or affiliates. Future conflicts of interests between us and any of our subsidiaries or affiliates, or among our subsidiaries and affiliates, may arise, which conflicts are not required to be and may not be resolved in our favor.

Our business could be affected if its capital is not managed effectively or if changes limiting our ability to manage our capital position are adopted.

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

Our growth, asset quality and profitability in Latin America may be adversely affected by volatile macroeconomic and political conditions.

The economies of some of the Latin American countries where we operate experienced significant volatility in recent decades, characterized, in some cases, by slow or regressive growth, declining investment and hyperinflation. This volatility resulted in fluctuations in the levels of deposits and in the relative economic strength of various segments of the economies to which we lend.

Negative and fluctuating economic conditions, such as a changing interest rate environment, impact our profitability by causing lending margins to decrease and leading to decreased demand for higher margin products and services. Negative and fluctuating economic conditions in these Latin American regions could also result in government defaults on public debt. This could affect us in two ways: directly, through portfolio losses, and indirectly, through instabilities that a default in public debt could cause to the banking system as a whole, particularly since commercial banks’ exposure to government debt is high in these Latin American regions.

In addition, our revenues are subject to risk of loss from unfavorable political and diplomatic developments, social instability, and changes in governmental policies, including expropriation, nationalization, international ownership legislation, interest-rate caps and tax policies.

No assurance can be given that our growth, asset quality and profitability will not be affected by volatile macroeconomic and political conditions.

Changes in our pension liabilities and obligations could have a material adverse effect on us.

We provide retirement benefits for many of our former and current employees through a number of defined benefit pension plans. We calculate the amount of our defined benefit obligations using actuarial techniques and assumptions, including mortality rates, the rate of increase of salaries, discount rates, inflation, the expected rate of return on plan assets, or others. These calculations are based on IFRS and on those other requirements defined by the local supervisors. Given the nature of these obligations, changes in the assumptions that support valuations, including market conditions, can result in actuarial losses which would in turn impact the financial condition of our pension funds. Under IFRS, the discount rate is set considering the term and performance of high credit quality corporate bonds with similar maturities in the same currency, and is the assumption that is most vulnerable to market volatility. Because pension obligations are generally long term obligations, fluctuations in interest rates have a material impact on the projected costs of our defined benefit obligations and therefore on the amount of pension expense that we accrue.

Changes in the size of the deficit in our defined benefit pension plans, due to reduction in the value of the pension fund assets (depending on the performance of financial markets) or an increase in the pension fund liabilities due to changes in mortality assumptions, the rate of increase of salaries, discount rate assumptions, inflation, the expected rate of return on plan assets, or other factors, could result in our having to make increased contributions to reduce or satisfy the deficits which would divert resources from use in other areas of our business and reduce our capital resources. While we can control a number of the above factors, there are some over which we have no or limited control. Increases in our pension liabilities and obligations could have a material adverse effect on our business, financial condition and results of operations.

Exposure to sovereign debt could have a material adverse effect on us.

Like many other European banks, we invest in debt securities of European governments, including debt securities of the countries that have been most affected by the deterioration in economic conditions in Europe, such as Spain, Portugal, Italy and Ireland. A failure by any such government to make timely payments under the terms of these securities, or a significant decrease in their market value, could have a material adverse effect on us. For more information, see Item 4-B. Business overview—Exposure to sovereign counterparties by credit rating.

We depend in part upon dividends and other funds from subsidiaries.

Some of our operations are conducted through our financial services subsidiaries. As a result, our ability to pay dividends, to the extent we decide to do so, depends in part on the ability of our subsidiaries to generate earnings and to pay dividends to us. Payment of dividends, distributions and advances by our subsidiaries will be contingent upon our subsidiaries’ earnings and business considerations and is or may be limited by legal, regulatory and contractual restrictions. Additionally, our right to receive any assets of any of our subsidiaries as an equity holder of such subsidiaries, upon their liquidation or reorganization, will be effectively subordinated to the claims of our subsidiaries’ creditors, including trade creditors.

Our corporate disclosure may differ from disclosure regularly published by issuers of securities in other countries, including the United States.

Issuers of securities in Spain are required to make public disclosures that are different from, and that may be reported under presentations that are not consistent with, disclosures required in countries with more developed capital markets, including the United States. In particular, for regulatory purposes, we currently prepare and will continue to prepare and make available to our shareholders statutory financial statements in accordance with IFRS-IASB, which differs from U.S. GAAP in a number of respects. In addition, as a foreign private issuer, we are not subject to the same disclosure requirements in the United States as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports, or the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules under Section 16 of the Exchange Act. Accordingly, the information about us available to you will not be the same as the information available to shareholders of a U.S. company and may be reported in a manner that you are not familiar with.

As a holder of ADSs you will have different shareholders’ rights than in the United States and certain other jurisdictions.

Our corporate affairs are governed by our by-laws and Spanish corporate law, which may differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States or in certain other jurisdictions outside Spain. Under Spanish corporate law, you may have fewer and less well-defined rights to protect your interests than under the laws of other jurisdictions outside Spain.

Although Spanish corporate law imposes restrictions on insider trading and price manipulation, the form of these regulations and the manner of their enforcement may differ from that in the U.S. securities markets or markets in certain other jurisdictions. In addition, in Spain, self-dealing and the preservation of shareholder interests may be regulated differently, which could potentially disadvantage you as a holder of the shares underlying ADSs.

ADS holders may be subject to additional risks related to holding ADSs rather than shares.

Because ADS holders do not hold their shares directly, they are subject to the following additional risks, among others:

•	as an ADS holder, we will not treat you as one of our direct shareholders and you may not be able to exercise shareholder rights;

•

we and the depositary may amend or terminate the deposit agreement without the ADS holders’ consent in a manner that could prejudice ADS holders or that could affect the ability of ADS holders to transfer ADSs; and

•	the depositary may take or be required to take actions under the Deposit Agreement that may have adverse consequences for some ADS holders in their particular circumstances.

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

The general shareholders’ meeting held on March 22, 2013 approved the merger by absorption of Banesto and Banco Banif, S.A.

We are incorporated under, and governed by the laws of the Kingdom of Spain. We conduct business under the commercial name “Santander”. Our corporate offices are located in Ciudad Grupo Santander, Avda. de Cantabria s/n, 28660 Boadilla del Monte (Madrid), Spain. Telephone: (011) 34-91-259-6520.

Principal Capital Expenditures and Divestitures

Acquisitions, Dispositions, Reorganizations

Our principal acquisitions and dispositions in 2012, 2011 and 2010 were as follows:

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

Santander and KBC agree to merge Bank Zachodni WBK and Kredyt Bank in Poland

On February 28, 2012, we announced that Banco Santander, S.A. and KBC Bank NV (‘KBC’) had entered into an investment agreement to combine their Polish banking subsidiaries, Bank Zachodni WBK S.A. (‘Bank Zachodni WBK’) and Kredyt Bank S.A. (‘Kredyt Bank’).

The transaction entailed a share capital increase in Bank Zachodni WBK, where the newly issued shares in Bank Zachodni WBK were offered and rendered to KBC and the other shareholders of Kredyt Bank in exchange for their shares in Kredyt Bank. Under the agreements Bank Zachodni WBK would merge with Kredyt Bank at the ratio of 6.96 Bank Zachodni WBK shares for every 100 Kredyt Bank shares. At market prices as of the date of the announcement, the transaction valued Kredyt Bank at PLN 15.75 a share and BZ WBK at PLN 226.4 a share. The combined bank’s total pro forma value would be PLN 20.8 billion (€5 billion). Both Bank Zachodni WBK and Kredyt Bank were listed on the Warsaw Stock Exchange. The merged bank would continue to be listed on the Warsaw Stock Exchange.

Under the investment agreement, Santander also committed to acquire 100% of Zagiel, the consumer finance arm of KBC in Poland. Beginning to 2013 Zagiel was integrated into SCF.

Valores Santander

On March 30, 2012, we informed that the Ordinary General Shareholders’ Meeting held that day had resolved to grant the holders of Valores Santander an option to convert their securities on four occasions before October 4, 2012, the mandatory conversion date for the outstanding Valores Santander. As a result on June 7, 2012, July 5, 2012, August 7, 2012 and September 6, 2012 we issued 73,927,779, 193,095,393, 37,833,193 and 14,333,873 new shares related to the conversion requests of 195,923, 511,769, 98,092 and 37,160 Valores Santander, respectively.

In October 2007, a total of 1,400,000 Valores Santander were issued. On October 2008, 2009, 2010 and 2011, and on June, July, August and September 2012 a total to 880,700 Valores Santander were voluntarily converted. On October 4, 2012, the mandatory conversion of the remaining 519,300 Valores Santander took place, representing 37.1% of the original issuance.

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

The rationale for the Invitation was to effectively manage the Group’s outstanding liabilities and to strengthen our balance sheet. The Invitation was also designed to provide liquidity to Security holders.

On April 25, 2012 we announced the aggregate outstanding principal amount of each of the Securities accepted for purchase, which for senior securities amounted to €388,537,762.18 and for mezzanine securities €61,703,163.58.

Sale of our Colombian unit to the Chilean group Corpbanca

In December 2011, we entered into an agreement with the Chilean group Corpbanca to sell our shareholding in Banco Santander Colombia S.A. and our other business subsidiaries in this country (Santander Investment Valores Colombia S.A., Comisionista de Bolsa Comercial, Santander Investment Colombia S.A., Santander Investment Trust Colombia S.A., Sociedad Fiduciaria y Agencia de Seguros Santander, Ltda.).

Following receipt of the regulatory authorizations from the competent authorities and the delisting of the shares of Banco Santander Colombia S.A., in the second quarter of 2012 we sold our shareholding in Banco Santander Colombia S.A. and our other business subsidiaries in Colombia to the Corpbanca Group for a total of $1,229 million (€983 million), giving rise to a gain of €619 million, which was recognized under Gains/(losses) on disposal of assets not classified as non-current assets held for sale in the consolidated income statement.

Agreement with Abbey Life Assurance

On July 19, 2012, we reached an agreement with Abbey Life Assurance Ltd, a subsidiary of Deutsche Bank AG, under which Abbey Life Assurance Ltd reinsured 100% of the individual life risk portfolio of the insurance companies of Banco Santander in Spain and Portugal.

This reinsurance transaction enabled us to monetize our life risk insurance portfolio. This transaction gave rise to income of €435 million recognized under Other operating income—Income from insurance and reinsurance contracts issued in the consolidated income statement (€308 million net of tax).

The policies ceded to Abbey Life Assurance Ltd consist of the portfolio as of June 30, 2012. This reinsurance agreement does not involve any changes for our customers as services will continue to be provided by Santander’s insurance companies. Our branches in Spain and Portugal will continue to offer products designed by our insurance companies as the agreement reached with Abbey Life Assurance Ltd does not involve any commitment on future distribution and is limited to the portfolio existing at June 30, 2012.

Placement of shares of Grupo Financiero Santander, S.A.B. de C.V. on the secondary market

On August 16, 2012, we announced our intention to register with both the Mexican Comisión Nacional de Banca y Valores (National Commission of Banking and Securities) and the U.S. Securities & Exchange Commission the registration statements for the placement of shares of Grupo Financiero Santander, S.A.B. de C.V. on the secondary market. The selling institutions would be Banco Santander, S.A. and its subsidiary Santusa Holding, S.L.

On September 26, 2012, we announced that the price of the offering of shares of Grupo Financiero Santander Mexico was set at 31.25 Mexican pesos ($2.437) per share, valuing Santander Mexico at €12,730 million ($16,538 million), making it the 82nd largest bank in the world by market capitalization.

The total volume of the offering represented 24.9% of the share capital of Santander Mexico after the exercise of the green shoe option. The value of the transaction was €3,178 million, making it the largest equity offering in Latin America in 2012 and one of the largest in the world.

The gains obtained by Banco Santander in this transaction were fully allocated to reserves, in line with current accounting requirements, as Banco Santander will continue to maintain control over its Mexican subsidiary.

Of the total shares sold, 81% were placed in the United States and elsewhere outside Mexico and 19% in Mexico. The American Depositary Shares of Santander Mexico commenced trading on the New York Stock Exchange on September 26, 2012. The shares of Santander Mexico continue to trade on the Mexican Stock Exchange.

The IPO of our unit in Mexico was an important step in our strategy of having market listings for all of our significant subsidiaries.

Invitation to tender offer

On August 22, 2012, the Bank and Santander Financial Exchanges Limited (each an Offeror and, jointly, the Offerors) invited holders of 21 specific series of subordinated debt and preferred securities to sell them to the Offerors. The aggregate principal amount of the securities traded in euros and sterling amounted to €7,201 million and £3,373 million, respectively.

The rationale for the invitation was to effectively manage the Group’s outstanding liabilities and to strengthen our balance sheet. The invitation was also designed to provide liquidity to Security holders.

On August 31, 2012, the Offerors announced that the holders had accepted to sell an aggregate principal amount of €755 million for the securities traded in euros and £311 million for the securities traded in sterling.

Termination of the agreement to purchase Royal Bank of Scotland branch offices

On October 15, 2012, we announced that the agreement for the sale by The Royal Bank of Scotland (“RBS”) to Santander UK of approximately 300 branches of RBS in England and Wales and NatWest in Scotland (the “Business”) would not be completed in view of the foreseeable lack of satisfaction of the conditions precedent by the agreed final deadline of February 2013.

Santander and Elavon agreement

On October 19, 2012, we announced that we had reached an agreement with Elavon Financial Services Limited (“Elavon”) to jointly operate in Spain a payment services business for credit and debit cards through merchants’ point of sale terminals.

The transaction involves the incorporation of a joint venture company whose share capital will be held 51% by Elavon and 49% by the Bank, and to which Santander Group will transfer its aforementioned payment services business in Spain (excluding that of Banesto).

The agreement values the transferred business at €165.8 million and will generate a capital gain of approximately €87 million after tax.

As of March 31, 2013, all the necessary authorizations had been obtained. The transaction was closed in April 2013.

Mergers by absorption of Banesto and Banco Banif

On December 17, 2012, we announced that we had resolved to approve the plan for the merger by absorption of Banesto and Banco Banif, S.A. as part of the restructuring of the Spanish financial sector. These transactions are part of a commercial integration which will bring Banesto and Banif under the Santander brand.

After the end of the reporting period, at their respective board of directors meetings held on January 9, 2013, the directors of the Bank and Banco Español de Crédito, S.A. (Banesto) approved the common draft terms of the merger by absorption of Banesto into the Bank with the dissolution without liquidation of the former and the transfer en bloc of all its assets and liabilities to the Bank, which will acquire, by universal succession, the rights and obligations of the absorbed entity. As a result of the merger, the shareholders of Banesto, other than the Bank, will receive in exchange shares of the Bank.

The ratio at which shares of Banesto will be exchanged for shares of the Bank, which was determined based on the fair value of their assets and liabilities, will be 0.633 shares of the Bank, of €0.5 par value each, for each share of Banesto, of €0.79 par value each, without provision for any additional cash payment.

January 1, 2013 was established as the date from which the transactions of Banesto shall be considered to have been performed for accounting purposes for the account of the Bank.

On March 22, 2013 and March 21, 2013, the general shareholders meetings of the Bank and Banesto, respectively, approved the terms of the merger.

After the end of reporting period, the directors of Banco Banif, S.A., at its board of directors meeting held on January 28, 2013, and the directors of Banco Santander, S.A., at its board of directors meeting held on that same day, approved the common drafts terms of the merger by absorption of Banco Banif, S.A. into Banco Santander, S.A. with the dissolution without liquidation of the former and the transfer en bloc of all its assets and liabilities to Banco Santander, S.A., which will acquire, by universal succession, the rights and obligations of the absorbed entity.

As of the date of this annual report on Form 20-F the mergers of Banesto and Banif with the Bank are subject to the condition precedent of authorization of the Minister of Economy and Competitiveness.

Insurance business in Spain

On December 20, 2012, we announced that we had reached an agreement with Aegon. In this regard, we created two insurance companies, one for life insurance and the other for general insurance, in which Aegon will acquire ownership interests of 51%, and management responsibility will be shared by Aegon and the Group. We will hold 49% of the share capital of the companies and we will enter into a distribution agreement for the sale of insurance products in Spain through the commercial networks for a period of 25 years. The agreement does not affect savings, health and vehicle insurance, which will continue to be owned and managed by Santander.

The transaction is subject to the receipt of the relevant authorizations from the Directorate-General of Insurance and Pension Funds and the European competition authorities and, therefore, it is scheduled to be completed by the first half of 2013.

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

Following the transaction, we held 67% of the share capital of Banco Santander Chile.

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

Metrovacesa, S.A. (“Metrovacesa”)

On March 17, 2011, Banco de Sabadell, S.A., Caja de Ahorros y Monte de Piedad de Madrid (now Bankia, S.A.), Banco Bilbao Vizcaya Argentaria, S.A., Banco Popular Español, S.A., Banco Santander, S.A. and Banco Español de Crédito, S.A., holders in aggregate of shares representing 65.52% of Metrovacesa’s share capital (of which a 23.63% stake was held by the Group), entered into a capitalization and voting agreement relating to Metrovacesa (which was subject to certain conditions precedent, including the implementation by Metrovacesa of a capital increase through cash contributions and the conversion of debt into equity referred to below) whereby said credit entities collectively undertook to capitalize approximately €1,360 million credits to Metrovacesa, the Group’s share of which was €492 million. On June 28, 2011, Metrovacesa’s shareholders approved the aforementioned capital increase for a par value of €1,949 million, subject to certain conditions precedent including the CNMV releasing the Group from the obligation to launch a mandatory takeover bid for the entire share capital of Metrovacesa as a result of the increase of the Group’s holding in the share capital of Metrovacesa above 30% of the company’s voting rights. This release was granted by the CNMV on July 6, 2011. On August 1, 2011, and following the execution of the abovementioned capital increase of Metrovacesa, Banco Santander, S.A. and the individuals and legal entities whose voting rights are attributed to the Bank pursuant to the assumptions provided in article 5 of Royal Decree 1066/2007, of July 27, governing the legal framework for public take-over bids of securities, held 344,530,740 shares in Metrovacesa, representing 34.88% of the company’s voting rights.

On December 19, 2012, Banco de Sabadell, S.A., Bankia, S.A., Banco Bilbao Vizcaya Argentaria, S.A., Banco Popular Español, S.A., Banco Santander, S.A. and Banco Español de Crédito, S.A. announced that they had reached an agreement to promote the delisting of the shares of Metrovacesa through a delisting tender offer to be launched by Banco de Sabadell, S.A., Banco Bilbao Vizcaya Argentaria, S.A., Banco Popular Español, S.A. and Banco Santander, S.A. at a price of €2.28 per Metrovacesa share. Bankia, S.A. and Banco Español de Crédito, S.A. agreed to not tender their shares in Metrovacesa in any such tender offer. On January 29, 2013, Metrovacesa’s shareholders approved the company’s delisting and the delisting tender offer. On April 18, 2013, the CNMV authorized the delisting tender offer, which will be open for acceptance until May 13, 2013. The Group’s share of the delisting tender offer will be 45.56% and, as a result, if all the eligible shareholders of Metrovacesa tendered their shares pursuant to the offer, the Group would acquire an additional 2.007% of Metrovacesa for a total consideration of €45 million.

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

On December 31, 2011, Auto Finance Holdings and DDFS completed their investments in SCUSA. SCUSA increased its share capital on that date through the issuance of shares to Auto Finance Holdings for an aggregate consideration of $1.0 billion and to DDFS for an aggregate consideration of $158.2 million.

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

As a result of these transactions, SHUSA, the New Investors (indirectly through Auto Finance Holdings) and Mr. Dundon (indirectly through DDFS and DFS Sponsor Investments LLC) own approximately 65%, 24% and 11% of the common stock of SCUSA, respectively. Also on December 31, 2011, SHUSA, SCUSA, Auto Finance Holdings, DDFS, Thomas G. Dundon and Banco Santander, S.A. entered into a shareholders agreement (the “Shareholders Agreement”). The Shareholders Agreement provides each of SHUSA, DDFS and Auto Finance Holdings with certain board representation, governance, registration and other rights with respect to their ownership interests in SCUSA. Subject to the terms and conditions of the Shareholders Agreement, SHUSA, Auto Finance Holdings and DDFS jointly manage SCUSA and share control over it.

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

According to the updated calculations, the additional capital required for Grupo Santander amounts to €15,302 million versus the €14,971 million published by the EBA on October 26, 2011, which was based on estimated figures for September 30, 2011. This amount has been reached as follows: (i) €6,829 million of Valores Santander, which have to be converted into shares before October 2012; (ii) €1,943 million through the exchange of preferred shares for ordinary new shares; (iii) €1,660 million through the application of the Santander Dividendo Elección program (scrip dividend) at the time of the final dividend corresponding to fiscal year 2011; and (iv) €4,890 million through organic capital generation and the transfer of certain stakes, mainly in Chile and Brazil.

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

Companhia Brasileira de Soluções e Serviços (“CBSS”) and Cielo S.A.

On April 25, 2010, we announced that we had reached an agreement with Banco do Brasil S.A. and Banco Bradesco S.A. for the sale of the entire stake held by Grupo Santander in the companies Companhia Brasileira de Soluções e Serviços (15.32% of the capital), and Cielo S.A.—formerly Visanet—(7.20% of the capital).

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

Acquisition of 24.9% of Banco Santander Mexico

On June 9, 2010, we announced that Banco Santander had reached an agreement with Bank of America to acquire the 24.9% stake held by the latter in Grupo Financiero Santander (“Banco Santander Mexico”) for an amount of US$2.5 billion. Following this transaction, our holding in Banco Santander Mexico will amount to 99.9%.

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

Agreement with Qatar Holding by which it subscribed a bond issue

On October 18, 2010, Banco Santander announced that it had reached an agreement with Qatar Holding, by which the latter subscribed bonds issued by Banco Santander amounting to US$ 2.719 billion, mandatorily exchangeable for existing or for new shares of Banco Santander Brasil, at the choice of Banco Santander.

This transaction represents 5% of the share capital of Banco Santander Brasil.

The bonds will mature on the third anniversary of the issuance date. The conversion or exchange price will be Brazilian reais 23.75 per share and the bonds will pay an annual coupon of 6.75% in U.S. dollars.

In January and March 2012 the Group transferred shares representing 4.41% and 0.77% of Banco Santander (Brasil) S.A. to two leading international financial institutions that have undertaken to deliver these shares to the holders of the bonds convertible into shares of Banco Santander (Brasil) S.A. issued by Banco Santander, S.A. in October 2010 upon the maturity of the bonds and under the terms laid down therein.

The transaction is part of Banco Santander’s commitment for its Brazilian affiliate to have a free float of 25% by the end of 2014.

Capital Increases

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

As of December 31, 2012, our capital had increased by 1,412,136,547 shares, or 15.85% of our total capital as of December 31, 2011, to 10,321,179,750 shares as a result of the following transactions:

•

Valores Santander: On March 30, 2012, we informed that the Ordinary General Shareholders’ Meeting held that day had resolved to grant the holders of Valores Santander an option to convert their securities on four occasions before October 4, 2012, the mandatory conversion date for the outstanding Valores Santander. As a result on June 7, 2012, July 5, 2012, August 7, 2012, September 6, 2012 and October 9, 2012 we issued 73,927,779, 193,095,393, 37,833,193, 14,333,873 and 200,311,513 new shares related to the conversion requests of 195,923, 511,769, 98,092, 37,160 and 519,300 Valores Santander, respectively.

•

Scrip Dividend: On January 31, 2012, May 2, 2012, July 30, 2012 and November 2, 2012, we issued 167,810,197 shares, 284,326,000 shares, 218,391,102 shares and 222,107,497 shares (1.88%, 3.13%, 2.27%, and 2.20% of the share capital, respectively), giving rise to capital increases of €83,905,098.50, €142,163,000, €109,195,551 and €111,053,748.50, respectively.

Other Material Events

Royal Decree-Law 2/2012 and Royal Decree-Law 18/2012

In 2012, the Spanish Government implemented a series of structural reforms including measures aimed at cleaning up the balance sheets of Spanish credit institutions affected by the impairment of their assets relating to the real estate sector.

Among the main actions carried out were the approval on February 3, 2012 of Royal Decree-Law 2/2012 and on May 18, 2012 of Royal Decree-Law 18/2012 on the clean-up of the financial sector, through which a review of the minimum provisioning percentages to be taken into consideration in the estimation of the impairment losses relating to financing granted to the real estate sector in Spain and to the foreclosed assets and assets received in payment of debt arising from financing granted to that sector was carried out. Spanish credit institutions were required to comply with the provisions of these regulations by December 31, 2012.

These requirements gave rise to new provisions in addition to those arising from the application of the minimum percentages established hitherto by the Bank of Spain amounting to approximately €6.8 billion, of which €1.8 billion were covered in 2011 as a result of the estimate of the impairment losses on the aforementioned assets and the recognition of the corresponding provisions. At the end of 2012, the Group had fully covered all the required provisions.

With respect to the recognition of the impact of those Royal Decree-Laws on our IFRS-IASB consolidated financial statements for 2012, we have continued to apply our procedure with regard to Spanish regulatory requirements related to the loan provision and to the valuation of foreclosed assets, i.e. we have compared the amount of the provisions for loans and foreclosed assets to be recognized at year end calculated pursuant to IFRSs (obtained from internal models for credit loss provisions and from external valuations and other evidence for foreclosed assets and assets received in payment of loans) with the amount of the provisions required by the Spanish regulatory requirements including Royal Decree-Laws in order to ascertain whether the difference between the two amounts was not material in relation to our consolidated financial statements as a whole and, accordingly, did not require any adjustment to be made for the preparation of the consolidated financial statements under IFRS-IASB.

The difference between loan loss provisions and provisions for foreclosed assets calculated using internal models and external valuations and those calculated under Spanish regulatory requirements was not material as of December 31, 2012.

Financial assistance to recapitalize the Spanish Banking Sector

1. Assessment of balance sheets

In order to strengthen the credibility and confidence of the banks, an expert and independent assessment was conducted on all loans granted to the private resident sector, both to households (including mortgages) as well as to SMEs and all other non-financial companies.

This exercise was carried out on the 14 largest banks (90% of assets), and in two phases.

•

First phase. A top-down analysis by the consultancies Oliver Wyman and Roland Berger assessed the whole sector’s capacity of resistance in 2012-14 under two scenarios in order to determine the systemwide capital needs. In an extremely adverse scenario, which is defined as being highly unlikely (less than 1% probability) and is tougher than any of the other stress tests carried out in Europe so far, the results showed that, in the worst case, capital requirements would range from €51 billion to €62 billion.

•

Second phase. A bottom-up analysis. This consisted of analyzing one by one the portfolios of these banks in order to classify provision and measure their credit risks. The results of these audits were used to construct a wider exercise in which, on the basis of the specific data of each bank and applying a stress test, the individual capital needs were calculated under a baseline and an adverse scenario.

The second phase was carried out by Oliver Wyman with the participation of the four main auditing firms in Spain (Deloitte, PwC, Ernst & Young and KPMG), six Spanish and international real estate assessment companies and a project manager, the Boston Consulting Group, which helped the Bank of Spain coordinate the exercise.

The adverse scenario (probability of less than 1%) was based on a 6.5% shrinkage in GDP between 2012 and 2014, a further rise in unemployment (to 27.2% in 2014) and a big fall in real estate prices.

The non-payment probability was multiplied by three in the case of the portfolios of companies and real estate developers (27% and 87%, respectively). In mortgages to individual borrowers, it was multiplied by five, to 15%, and in foreclosures an expected loss of 64% was considered.

The results of the bottom-up analysis for the banking system, for a three year period (2012-2014) were total systemwide losses on the credit portfolio (operations in Spain) of €270 billion in the adverse scenario (€183.3 billion in the baseline).

In comparing these losses with the system’s absorption capacity (provisions already made, pre-provision profit, the impact of the protection frameworks, the excess of capital versus the capital required in the adverse scenario), the system’s additional capital needs were estimated to amount to €57.3 billion in the adverse scenario (€53.7 billion after the tax effect) and €24 billion in the baseline scenario (€25.9 billion after the tax effect).

The main results from the analysis were the following:

•	Seven banking groups, which account for 62% of the credit portfolio analyzed have no capital needs (Group 0). Among those banks is Grupo Santander.

•	The four groups in which the FROB (Fund for the Orderly Restructuring of the Banking Sector) has a holding (Group 1) account for 86% of the sector’s capital needs.

•	The rest of banks with capital needs, after presenting their recapitalization plans, form Group 2 if they need state aid and Group 3 if they obtained the funds by themselves.

In the adverse scenario, it was estimated that Banco Santander would be able to raise its capital ratio (from 9.7% to 10.8%) and to have a significant capital surplus (€25.3 billion in 2014).

2. Loan request to European authorities.

On June 9, 2012, the Spanish Government announced that it intended to request a special loan from the European authorities that would be used exclusively to recapitalize the more vulnerable Spanish financial institutions, most of which are former savings banks.

The financial assistance was formally requested on June 25, 2012 and approved on July 20, 2012. The basic conditions are as follows:

•

Financial conditions: €100 billion credit line to the FROB with the guarantee of the Spanish state, an average maturity of 12.5 years, in preferential conditions and without having preference status over other debts.

•

Other conditions: (i) individual assistance for banks that require recapitalization with public funds, that have a restructuring plan within the state’s rules and that segregate their problematic assets;(ii) for each single entity the minimum core capital ratio is 9%.

3. Creation of the Spanish Bank Restructuring Asset Management Company (“SAREB”).

The creation of SAREB is intended to increase confidence in the Spanish banking system, which could lead to a lower cost of funding and better ratings.

Its objective is to manage and sell in an orderly way the loans and real estate assets placed in it from banks in Groups 1 and 2 over no more than 15 years.

In December 2012 we, together with other Spanish financial institutions, entered into an agreement to invest in SAREB whereby we undertook to invest of up to €840 million (25% in capital and 75% in subordinated debt), and at December 31, 2012, we had purchased €164 million of capital and €490 million of subordinated debt. Our equity stake is around 17% with two representatives on the board of directors.

4. Recapitalization and restructuring of the banks that needed state aid.

Following the review and approval of the recapitalization and restructuring plans of banks in need of capital (according to the Oliver Wyman report) by the Spanish and European authorities, the state aid that would be provided to each bank was determined. No state aid was determined to be necessary for Grupo Santander.

The capital to be injected by FROB into Group 1 banks amounted to €36,968 million. In December 2012, this amount was transferred from the European Stability Mechanism to FROB, together with €2,500 million for FROB’s contribution to SAREB, which recapitalized these banks before the end of the year.

In the case of the four banks that comprise Group 2, FROB will inject €1,865 million of capital. Two banks (in Group 3) in need of capital but which showed a capacity to cover their needs themselves will not receive state aid.

The total state aid for banks in need is €38,833 million, significantly below the €54 billion identified by Oliver Wyman for these banks. This lower amount is due to the losses assumed by hybrid instruments, the transfer of assets to SAREB and capital gains realized by the relevant banks.

The sector is in the final phases of its recapitalization, which is expected to enable those banks to meet the targeted capital ratio requirement of 9%.

In addition, and according to the aforementioned Memorandum of Understanding, a profound restructuring was underway in the eight banks receiving state aid, which must reduce their balance sheets before 2017.

The European Commission believes that these business reduction plans, which involve big closures of branches and shedding of employees, strengthen the long-term viability of all these banks.

Recent Events

Scrip dividend

At its meeting of January 11, 2013, the Bank’s executive committee resolved to apply the “Santander Dividendo Elección” program on the dates on which the third interim dividend is traditionally paid, whereby the shareholders were offered the option of receiving an amount equivalent to said dividend, the gross amount of which was €0.152 per share, in shares or cash.

On January 30, 2013, the holders of 86.40% of the free allotment rights have chosen to receive new shares. Consequently, Banco Santander has acquired 1,403,540,519 rights for a total gross consideration of €213 million.

On January 31, 2013, pursuant to the Santander Dividendo Elección shareholder remuneration program, the Group announced that it would offer shareholders the option of receiving an amount equal to the 2012 final interim dividend in cash or in new shares. From May 2, 2013, the Bank will pay €0.150 per share in cash to shareholders who opt for this method of receiving their remuneration. Therefore, the total envisaged shareholder remuneration in respect of the 2012 financial year will amount to approximately €0.60 per share.

Invitation to tender American Securities for purchase

On March 6, 2013, we announced an invitation to all holders of callable subordinated notes series 22 issued by Santander Issuances, S.A. Unipersonal (the American Securities) to tender such Securities for purchase (the American Invitation). The American Securities are listed in the London Stock Exchange. The total principal amount of the American Securities comprising the American Invitation amounts to approximately US$ 257.5 million.

The amount in cash to be paid for each American Security will be equal to the sum of the purchase price (expressed as a percentage of the outstanding principal amount as of the settlement date) plus the interest accrued and unpaid from (and including) the last interest payment date to (but excluding) the settlement date of the tender offers. The purchase price has been established as a fixed amount for each US$100,000 outstanding principal amount as of the settlement date of the American Securities and is specified in the annex hereto.

Banco Santander will obtain the funds needed to fulfill its payment obligations arising from the American Invitation from its ordinary available liquidity and reserves its right to amend the terms and conditions of the American Invitation as well as to extend, reopen, amend, revoke or terminate the American Invitation at any moment.

Banco Santander announced on March 14, 2013 the final aggregate principal amount accepted for purchase (US$ 26.6 million) and the final purchase prices as a consequence of the Tender Offers.

The Invitation is being undertaken as a part of the Group’s active management of liabilities and capital, and is focused on core capital generation as well as the optimization of the future interest expense.

Invitation to tender European Securities for purchase

On March 6, 2013, we announced an invitation to all holders of certain securities issued by Santander Issuances, S.A. Unipersonal and Santander Perpetual, S.A. Unipersonal (the European Securities) to tender such Securities for purchase (the European Invitation). The European Securities are subordinated and perpetual bonds listed in the Luxembourg Stock Exchange, corresponding to 15 different series. The total principal amount of the series comprising the Invitation amounts to approximately €6,575 million and GBP 2,243 million.

The European Invitation is only addressed to those holders of European Securities that are not located in, or are not resident of, the U.S. and to those holders of European Securities that are not acting in the name of or on behalf of persons that are located in, or are resident of, the U.S.

The amount in cash to be paid for each European Security will be equal to the sum of the purchase price (expressed as a percentage of the outstanding principal amount as of the settlement date) of each series of European Securities plus the interest accrued and unpaid from (and including) the last interest payment date to (but excluding) the settlement date of the tender offers. The purchase price has been established as a fixed amount for each €1 or GBP1 outstanding principal amount as of the settlement date of the European Securities.

We will obtain the funds needed to fulfill our payment obligations arising from the European Invitation from our ordinary available liquidity and we reserve our right to amend the terms and conditions of the European Invitation as well as to extend, reopen, amend, revoke or terminate the Invitation at any moment.

Banco Santander announced on March 14, 2013 the final aggregate principal amount accepted for purchase (€140.2 million and GBP 178.9 million) and the final purchase prices as a consequence of the European Invitation.

The European Invitation is being undertaken as a part of the Group’s active management of liabilities and capital, and is focused on core capital generation as well as the optimization of the future interest expense. The Invitation is also designed to provide liquidity in the market and to offer the holders of the European Securities the possibility to exit their investment in the European Securities.

Santander sells up to 5.2% of its Polish unit as KBC places its 16.2% in the market

On March 18, 2013, KBC and Banco Santander announced a secondary offering of up to 19,978,913 shares in BZ WBK by way of a fully marketed follow-on offering (the “WBK Offering”). Through the WBK Offering, KBC plans to sell 15,125,964 shares (constituting 16.17% of BZ WBK shares outstanding at that date) and Santander is expected to sell not less than 195,216 but up to 4,852,949 shares (constituting between 0.21% and 5.19% of BZ WBK shares outstanding at that date). Assuming the Offering is completed in full, the free float of BZ WBK following the Offering would be 30%.

KBC and Banco Santander, as Selling Shareholders, granted the underwriters a reverse greenshoe option in relation to up to 10% of the final Offering size which was not used. KBC and Santander each committed to be locked-up for a period of 90 days, and BZ WBK for a period of 180 days, following the closing of the WBK Offering.

The WBK Offering was made to eligible institutional investors and within an indicative price range of PLN240 to PLN270. The final sale price was determined through a bookbuilding process that began on March 18, 2013, and ended on March 21, 2013.

On March 22, 2013, we announced that Banco Santander and KBC Bank had completed the placement of 19,978,913 shares of Bank Zachodni WBK at a final price of 245 zlotys per share, amounting to a total of €1,171 million. Santander sold 4,852,949 shares, equal to 5.2% of BZ WBK’s capital, for €285 million, while KBC obtained €887 million for its 16.17% stake in BZ WBK.

The placement of these shares will enable Banco Santander to meet its commitment to the Polish regulator that the free float of the Polish unit would be at least 30% by the end of 2014. Moreover, the transaction has allowed KBC to divest the stake in BZ WBK it had obtained as a result of the merger of its Polish subsidiary, Kredyt Bank, with Banco Santander’s unit, Bank Zachodni WBK. The remaining 70% of the capital will be held by Santander, the controlling shareholder.

B. Business overview

At December 31, 2012, we had a market capitalization of €63.0 billion, stockholders’ equity of €74.65 billion and total assets of €1,269.6 billion. We had an additional €118.1 billion in mutual funds, pension funds and other assets under management at that date. As of December 31, 2012, we had 58,074 employees and 6,437 branch offices in Continental Europe, 26,186 employees and 1,189 branches in the United Kingdom, 90,576 employees and 6,044 branches in Latin America, 9,525 employees and 722 branches in the United States and 2,402 employees in other geographic regions (for a full breakdown of employees by country, see Item 6 of Part I, “Directors, Senior Management and Employees—D. Employees” herein).

We are a financial group operating principally in Spain, the United Kingdom, other European countries, Brazil and other Latin American countries and the United States, offering a wide range of financial products.

In Latin America, we have majority shareholdings in banks in Argentina, Brazil, Chile, Mexico, Peru, Puerto Rico and Uruguay.

Grupo Santander maintained in 2012 the general criteria used in 2011, with the following exceptions:

•

The geographic areas of Continental Europe, the U.K. and Latin America are maintained and one for the U.S. is created which includes Sovereign Bank and Santander Consumer USA, which exits Continental Europe (and, within this area, Santander Consumer Finance in which it was integrated). As a result, the segment reporting figures for 2011 and 2010 have been restated in order to facilitate their comparison with the figures for 2012.

•

The consumer business in the U.K. has been consolidated into Santander UK and exits Continental Europe (and, within this area, Santander Consumer Finance in which it was integrated). The figures for 2011 and 2010 have been restated.

•

The annual adjustment was made to the Global customer relationship Model and resulted in a net increase of 36 new clients. This does not mean any changes in the principal (geographic) segments, but it does affect the figures for retail Banking and Global Wholesale Banking. The figures for 2011 and 2010 have been restated.

None of these changes was significant for the Group as a whole.

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

In accordance with the criteria established by the IFRS-IASB, the structure of our operating business areas has been segmented into two levels:

First (or geographic) level. The activity of our operating units is segmented by geographical areas. This coincides with our first level of management and reflects our positioning in the world’s main currency areas. The reported segments are:

•

Continental Europe. This covers all retail banking business (including Banif, the specialized private bank), wholesale banking and asset management and insurance conducted in this region. This segment includes the following units: the Santander Branch Network, Banesto, Santander Consumer Finance, Portugal and Bank Zachodni BWK.

•	United Kingdom. This includes retail and wholesale banking, asset management and insurance conducted by the various units and branches of the Group in the country.

•

Latin America. This embraces all the Group’s financial activities conducted via its subsidiary banks and subsidiaries. It also includes the specialized units of Santander Private Banking, as an independent and globally managed unit, and the Group’s New York’s brand’s business.

•	United States. Includes the businesses of Sovereign Bank and Santander Consumer USA (consolidated by the equity method).

Second (or business) level. This segments the activity of our operating units by type of business. The reported segments are:

•	Retail Banking. This area covers all customer banking businesses, including private banking (except those of Corporate Banking, managed through the Global Customer Relationship Model).

•

Global Wholesale Banking. This business reflects the revenues from global corporate banking, investment banking and markets worldwide including all treasuries managed globally, both trading and distribution to customers (after the appropriate distribution with Retail Banking customers), as well as equities business.

•	Asset Management and Insurance. This includes our units that design and manage mutual and pension funds and insurance.

In addition to these operating units, which cover everything by geographic area and business, we continue to maintain a separate Corporate Activities area. This area incorporates the centralized activities relating to equity stakes in financial companies, financial management of the structural exchange rate position and of the Parent bank’s structural interest rate risk, as well as management of liquidity and of stockholders’ equity through issues and securitizations. The Corporate Activities segment also manages all the real state exposure held by the Group in Spain through a corporate area created in 2009 and specialized in this type of property asset. As the Group’s holding entity, it manages all capital and reserves and allocations of capital and liquidity. It also incorporates amortization of goodwill but not the costs related to the Group’s central services except for corporate and institutional expenses related to the Group’s functioning.

For purposes of our financial statements and this annual report on Form 20-F, we have calculated the results of operations of the various units of the Group listed below using these criteria. As a result, the data set forth herein may not coincide with the data published independently by each unit individually.

First level (or geographic):

Continental Europe

This area covers the banking activities of the different networks and specialized units in Europe, principally with individual clients and Small and Medium Enterprises (“SMEs”), as well as private and public institutions. During 2012, there were five main units within this area: the Santander Branch Network, Banesto, Santander Consumer Finance, Portugal and Bank Zachodni WBK which was incorporated in April 2011. It also includes Banif (the specialized private bank), wholesale banking and asset management and insurance conducted in this region. Santander Consumer USA was removed from Santander Consumer Finance and incorporated in the United States. Similarly, the consumer business in the U.K. has been incorporated into Santander UK and exits Continental Europe (and within it, Santander Consumer Finance in which it was integrated).

Continental Europe is the largest business area of Grupo Santander by assets. At the end of 2012, it accounted for 37.8% of total customer funds under management, 39.8% of total loans to customers and 26.8% of profit attributed to the Parent bank of the Group’s main business areas.

The area had 6,437 branches and 58,074 employees (direct and assigned) at the end of 2012.

In 2012, this segment obtained attributable profit of €2,305 million, an increase of 0.8% on the previous year, heavily affected by the booking of 17.0% higher impairment losses on financial assets than 2011. Return on equity (“ROE”) in 2012 was 7.4%, as compared to 7.7% in 2011.

The Santander Branch Network

Our retail banking activity in Spain is carried out mainly through the branch network of Santander, with support from an increasing number of automated cash dispensers, savings books updaters, telephone banking services, electronic and internet banking.

At the end of 2012, we had 2,894 branches and a total of 17,880 employees (direct and assigned), of which 10 were hired on a temporary basis, dedicated to retail banking in Spain.

In 2012, profit attributable to the Parent bank from the Santander Branch Network was €790 million, 7.4% more than in 2011, while the ROE reached 11.0% (as compared to 9.6% in 2011). This increase was mainly due by an increase in net interest income of 10.2% and effective cost control, which remained flat (+0.1%) in 2012. The increase in operating income was partially offset by an increase in credit loss provision due to higher non-performing loans (“NPL”).

These results were obtained in a still difficult environment characterized by contractions of GDP, domestic demand and consumption, rising unemployment rates, interest rates that fell to all-time lows, with the consequent impact on spreads, non-preforming loans reaching records highs, and the restructuring of the Spanish financial system.

In 2012, the Santander Branch Network lending decreased by approximately 7.3%, customer funds under management increased by 18.4%, deposits increased 21.7%, mutual funds fell 11.2% and pension funds increased 3.9%. The activity reflected the scant demand for loans and a strategy which focused on customer funds in order to gain market share and narrow the commercial gap. The ratio of NPL for Santander Branch Network and Banco Santander, S.A. grew to 9.65% and 7.29%, from 8.47% and 5.99%, in 2011, respectively, as a result of the weak situation in Spain.

Banesto

At the end of 2012, Banesto had 1,647 branches and 9,136 employees (direct and assigned), of which 53 employees were temporary.

In 2012, profit attributable to the Parent bank from Banesto was €94 million, a 28.1% decrease from 2011, while the ROE reached 2.0% as compared to 2.8% in 2011. These results were produced in a very complicated scenario of recession, low business volumes and interest rates, and the system’s NPLs reaching historic highs.

The balance sheet management and the improved customer spread to a large extent offset the impact of the decrease in business activity and the low interest rates, making it possible to increase Banesto’s net interest income by 7.6% to €1,454 million. Higher credit loss provisions offset the increase in net interest income.

At the end of 2012, the balance of loans was 10.4% lower than a year earlier, deposits decreased 4.9%, customer funds under management diminished by 7.5%, mutual funds fell 7.0% and pension funds increased 1.6%. Spain’s recession is pushing up NPL entries, largely in the real estate sector, although the recoveries and sale of portfolios are containing the rise in the balance of bad loans. At the end of 2012, Banesto’s NPL ratio was 6.28% compared to 5.0% in 2011.

For accounting purposes, Banesto was merged by absorption into Banco Santander, S.A. beginning January 1, 2013 (See Item 4 of Part I, “Information on the Company—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations and Recent events).

Santander Consumer Finance

Our consumer financing activities are conducted through our subsidiary Santander Consumer Finance (SCF) and its group of companies. Most of the activity of Santander Consumer Finance relates to auto financing, personal loans, credit cards, insurance and customer deposits. These consumer financing activities are mainly focused on Germany, Spain, Italy, Norway,

Poland, Finland and Sweden. We also conduct business in Portugal, Austria and the Netherlands, among others. Santander Consumer USA and the consumer business in the U.K. have been incorporated in the United States and Santander UK segments, respectively, as of 2012 and exited SCF in which they were previously integrated.

At the end of 2012, this unit had 629 branches and 12,279 employees (direct and assigned), of which 1,292 employees were temporary.

In 2012, this unit generated €727 million in profit attributable to the Parent bank, a 9.0% increase from 2011, while the ROE reached 6.7% (as compared to 7.0% in 2011). The increase in profit attributable to the Parent bank is mainly explained by a decrease in credit loss provisions due to improved credit quality.

Customer loans stood still at €57 billion, deposits decreased 3.9%, and customer funds under management fell by 1.8%. The NPL ratio improved for the third year running and ended 2012 at 3.90% (3.97% in 2011).

Portugal

Our main Portuguese retail and investment banking operations are conducted by Banco Santander Totta, S.A. (“Santander Totta”).

At the end of 2012, Portugal operated 667 branches and had 5,709 employees (direct and assigned), of which 158 employees were temporary.

In 2012, profit attributable to the Parent bank was €124 million, a 28.7% decrease from 2011, due to the impact of the contraction of activity in Portugal and the strengthening of the credit loss provisions. Before provisions, the net operating income was up by 20.4%. There was a rise in credit loss provisions due to the increase in non-performing loans as a result of the economic cycle that was partially offset by the high gains obtained on financial assets and liabilities.

At year end 2012, the NPL ratio stood at 6.56% compared to a 4.06% a year earlier. The ROE was 4.9%, as compared to 7.0% in 2011.

Business continues to be adversely affected by the adjustment plan and the restructuring of the Portuguese banking system agreed with international institutions. In this very difficult economic and financial environment, Santander Totta has focused on strengthening its balance sheet. Lending reflected the deterioration of economic conditions and dropped 8.6% to €25,960 million. Deposits increased 2.2%, customer funds under management declined 4.2%, mutual funds decreased 17.3% and pension funds increased 3.5%.

Retail Poland (BZ WBK)

On April 1, 2011, we completed the acquisition of 96% of BZ WBK along with the 50% of BZ WBK Asset Management. The BZ WBK Group is now integrated into Grupo Santander, consolidating its results and business as of the second quarter of 2011. In February 2012, Banco Santander, S.A. and KBC Bank NV (KBC) reached an investment agreement for the merger of their subsidiaries in Poland, Bank Zachodni WBK S.A. and Kredyt Bank S.A., which was put into effect in early 2013, after the necessary approval was received from the Polish financial supervisor (KNF).

At the end of 2012, this unit had 519 branches and 8,849 employees (direct and assigned), of which 641 employees were temporary.

BZ WBK posted profit attributable to the Parent bank in its first consolidated year of €330 million, 42.0% more than in 2011 when it consolidated three quarters. On a like-for-like basis (considering four quarters in both 2011 and 2012) and in local criteria growth was 21.1% due to higher revenues and lower costs, which comfortably absorbed the increase in provisions. The ROE stood at 19.0% an increase of 1.04 percentage points from 17.9% in 2011.

Others

The other businesses of Continental Europe (Global Banking and Markets, asset management, insurance and Banif) obtained attributable profit of €321 million in 2012, which was 24.2% less than in 2011, with the performance of the global businesses strongly affected by the economic situation.

United Kingdom

In 2012, the consumer business in the U.K. was incorporated into the Santander UK segment and exited the Continental Europe segment.

As of December 31, 2012, the United Kingdom accounted for 32.1% for the total customer funds under management of the Group’s operating areas. Furthermore it also accounted for 34.9% of total loans to customers and 13.7% of profit attributed to the Parent bank of the Group’s main business areas.

Santander UK remained firmly focused on the U.K., around 85% of customer assets consist of prime U.K. residential mortgages. The mortgage portfolio is of a good quality, with no exposure to self-certified or subprime mortgages and buy to let loans around 1% of assets.

At the end of 2012, we had 1,189 branches and a total of 26,186 employees (direct and assigned) of which 1,580 employees were temporary, in the United Kingdom.

In 2012, Santander UK contributed €1,175 million profit attributable to the Parent bank (a 3.9% decrease from 2011). ROE was 8.2% (as compared to 9.6% in 2011). This was mainly due to low interest rates and the higher cost of funds, together with the maturity of interest rate hedges made in previous years. Credit loss provisions were higher than in 2011, although growth in provisions slowed down in the second half of the year.

The NPL ratio at the end of 2012 increased to 2.05% from 1.84% at the end of 2011. Loans and advances to customers decreased by 2.0% and customer funds under management decreased 0.5% during the same period.

Latin America

At December 31, 2012, we had 6,044 offices and 90,576 employees (direct and assigned) in Latin America, of which 1,867 were temporary employees. At that date, Latin America accounted for 25.6% of the total customer funds under management, 19.5% of total loans to customers and 50.6% of profit attributed to the Parent bank of the Group’s main business areas.

Our Latin American banking business is principally conducted by the following banking subsidiaries:

	Percentage held at December 31, 2012		Percentage held at December 31, 2012

Banco Santander (Brasil), S.A.	75.21	Banco Santander, S.A. (Uruguay)	100.00

Banco Santander Chile	67.01	Banco Santander Puerto Rico	100.00

Banco Santander (Mexico), S.A., Institución de Banca Múltiple, Grupo Financiero Santander	75.11	Banco Santander Perú, S.A.	100.00

Banco Santander Río, S.A. (Argentina)	99.30

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

Profit attributable to the Parent bank from Latin America by Santander Group in 2012 was €4,305 million, a decrease of 7.7%, while the ROE reached 19.4% (as compared to 21.8% in 2011). Excluding the effect of the changes in the scope of consolidation (the sale in Colombia, the sale of insurance and the increase of non-controlling interests in Brazil, Mexico and Chile), profit attributable to the Parent would have risen by 3.7%.

Detailed below are the performance highlights of the main Latin American countries in which we operate:

Brazil. Santander Brazil is one of the three third largest private sector banks in terms of assets, and the leading foreign bank, with a market share of 10% in loans. At the end of 2012, the institution had 3,788 branches, 53,707 employees and 27.3 million customers.

During 2012, total loans declined 5%. Nevertheless, in local currency total loans rose 6%, mainly backed by growth in the retail segment. Particularly noteworthy was lending to individuals and SMEs and companies. Deposits excluding repos fell 4% (in local currency rose 3%).

Profit attributable to the Parent bank from Brazil in 2012 was €2,212 million, a 15.2% decrease as compared to 2011 (-8.8% in local currency). Net interest income grew soundly by 6.4% (14.5% in local currency). This, however, did not feed through to profits mainly because of higher credit loss provisions (due to the growth in lending and the rise in NPLs) and the increase in non-controlling interests. ROE was 17.9% (as compared to 23.3% in 2011). The NPL ratio stood at 6.86% at the end of 2012 (5.38% in December 2011).

Mexico. Banco Santander (Mexico), S.A., Institución de Banca Múltiple, Grupo Financiero Santander, is one of the leading financial services companies in Mexico. Santander is the third largest banking group in Mexico by business volume, with a market share in loans of 13.9% and 13.7% in deposits. As of December 31, 2012, we had a network of 1,170 branches, 13,954 employees and 10 million customers in Mexico. Banco Santander Mexico went to the international markets in November for the first time with a $1 billion senior bond issue, the largest, with the longest maturity (10 years) and the lowest funding cost of a Mexican bank in the country’s history.

In 2012, lending rose 12.1%, mainly due to growth in consumer credit and mortgage loans. In addition, bank savings increased 15.3% and customer funds under management up by 15.1%.

Profit attributable to the Parent bank from Mexico in 2012 increased 8.5% to €1,015 million (6.2% in local currency). Disregarding non-controlling interests, which were affected by the sale of 24.9% of the capital in September 2012, there was a 12.2% increase in net profit, in local currency. The growth was founded on net interest income and net commissions which more than covered the rising costs. The number of branches for Select customers was doubled to over 70 specialized branches to serve the high income segment. There is also an expansion plan for 200 branches over the next three years in order to strengthen the distribution network and take advantage of the growth expected in the market.

For 2012 ROE was 25.1% (as compared to 21.2% in 2011) and at the end of 2012, the NPL ratio slightly increased by 12 percentage points to 1.94% and the NPL coverage ratio was 157%.

Chile. Banco Santander Chile is the principal component of the largest financial group in Chile in terms of assets. As of December 31, 2012, we had 504 branches, 12,355 employees and more than 3.5 million customers and market shares of 19.1% in loans and 16.5% in deposits.

In 2012 savings rose 11%, while mutual funds declined 6%. Customer loans increased 15%.

Profit attributable to the Parent bank from Chile decreased 18.5% in 2012 to €498 million (a 24.2% decrease as compared to 2011 in local currency). On a like-for- like basis, excluding the effect of the change in the scope of consolidation as a result of the placement made at the end of 2011, the reduction in local currency was 9.9% and was heavily impacted by the credit loss provisions. For 2012, the ROE was 22.1%, the NPL ratio increased to 5.17% and the NPL coverage ratio was 58%.

Argentina. Santander Río is one of the country’s leading banks, with market shares of 8.6% in lending and 9.3% in savings. It has 370 branches, 6,805 employees and 2.4 million customers.

During the year, lending (+9%) continued to grow strongly. Deposits rose 5%, and mutual funds were down by 8%.

Profit attributable to the Parent bank was €329 million, 14.5% higher (16.1% in local currency). At the end of 2012, the ROE was 45.4%, NPL ratio was 1.7% and the NPL coverage ratio was 143%.

Uruguay. Santander is the largest private sector bank in the country in terms of the number of branches (84) and business (market share of 18.2% in lending and 15.6% in deposits). As of December 31, 2012, we had 1,217 employees and 266,000 customers.

Profit attributable to the Parent bank was €47 million in 2012, 134.8% higher than in 2011 (a 127.9% increase in local currency) following the purchase of Creditel and the NPL ratio was 0.88% as of December 31, 2012.

Puerto Rico. As of December 31, 2012, Banco Santander Puerto Rico had 118 branches, 1,654 employees and 526,000 customers.

Profit attributable to the Parent bank from Puerto Rico in 2012 was €57 million, a 69.4% increase as compared to 2011 (a 56.4% increase in dollars). At the end of 2012, the NPL ratio stood at 7.14% and the NPL coverage ratio was 62%.

Peru. As of December 31, 2012, Banco Santander Perú, S.A. had 1 branch and 52 employees. The unit’s activity is focused on companies and on the Group’s global customers. At the end of 2012, and together with a front rank international partner with wide experience in Latin America, we began to operate a new entity specialized in auto finance that will work with all manufacturers and dealers in the country.

Profit attributable to the Parent bank from Peru was €16 million in 2012, 48.8% higher than in 2011, (a 31.7% increase in local currency).

United States

Santander US includes Santander Holdings USA (SHUSA), a bank holding company with two distinct lines of business: retail banking, via its subsidiary Sovereign Bank, and consumer finance business through its stake in Santander Consumer USA Inc. (SCUSA).

Sovereign Bank, with 722 branches, 2,268 ATMs and more than 1.7 million customer-households, at December 31, 2012, is developing a business model focused on retail customers and companies. At that date, Santander US had 9,525 employees (direct and assigned), of which 5 were temporary. Santander US accounted for 4.5% of the total customer funds under management, 5.8% of total loans to customers and 9.4% of profit attributed to the Parent bank of the Group’s main business areas.

Santander US obtained attributable profit of €811 million in 2012, which was 19.7% less than in 2011 (25.8% less in local currency). For 2012, ROE was 15.5% and the NPL ratio was 2.3%, which represents a 9.2 and 0.6 percentage points reduction from 2011, respectively. At December 31, 2011, SCUSA increased its capital by admitting new shareholders, with the result that the Santander Group stake in the company went from 91.5% to approximately 65%. In addition, the earnings were affected by the impact in the third quarter of the charge booked for Trust Piers due to the settlement reached in court to remunerate an investment at a higher rate of interest than it was earning.

At Sovereign Bank the profit attributable to the Parent bank in 2012 was €470 million as compared to €526 million a year earlier. The decrease was mainly due to a 36.0% reduction in total income, which reflects the fall in long-term interest rates, the reduction in the non-strategic portfolio and the increased regulatory pressure. In addition, a charge was booked after the Trust Piers settlement. Lastly, a strong reduction of impairment losses on financial assets, due to a further reduction in the non-performing loans, partially offset the above mentioned impacts.

At SCUSA, on a consolidated basis, the contribution to the Group was $436 million, lower than in 2011 for two reasons: the reduction in the stake to 65%, representing an impact of around $50 million each quarter, and the use of loan-loss provisions in the first quarter of 2011, due to a better than expected evolution of the portfolios acquired at the time of the purchase. Excluding these factors, the contribution was similar to that of 2011.

Second or business level:

Retail Banking

Profit attributable to the Parent bank of retail banking in 2012 was €6,385 million, 7.6% lower as compared to 2011. This reduction was mainly due to higher loan-loss provisions and the impact of higher minority interests on Latin American units. In comparison with 2011, the performance of earnings was negatively affected by 6 percentage points due to the following changes in the scope of consolidation: (i) SCUSA started consolidating by the equity method in December 2011 after the entry of new partners; (ii) our insurance activities in Latin America started consolidating by the equity method after the agreement with Zurich Financial Services Group in the fourth quarter of 2011 by which we handed over control over our insurance businesses in the five key Latin American markets (Brazil, Chile, Mexico, Argentina and Uruguay); and (iii) increased non-controlling interests. For further details, see Item 4 of Part I, “Information on the Company—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations”. The effect of interest rate variations was near zero.

Retail Banking generated 88% of the operating areas’ total income and 74.3% of profit attributable to the Parent bank. This segment had 176,714 employees as of December 31, 2012, of which 4,360 were temporary.

The performance by geographic areas reflects the varying economic environments with lower growth in developed economies and a better macroeconomic environment in emerging countries.

The attributable profit of retail banking in Continental Europe rose 1.7% as a result of the positive evolution of income thanks to the resilience of revenues in the current phase of the cycle (favored by the incorporation of Bank Zachodni WBK in Poland and SEB’s business in Germany) and control of costs.

The Profit attributable to the Parent in Retail Banking in U.K. was 10.8% lower, largely due to lower net interest income (higher cost of funding and low interest rates).

The Profit attributable to the Parent in Retail Banking in Latin America was 5.9% lower. The good performance of the net interest income was offset by higher administrative expenses and impairment losses and the higher impact of minority interests following the sale of shares in the banks in Brazil, Mexico and Chile.

Retail Banking earnings in the U.S. were 26.5% lower. This reflects the reduced stake in SCUSA and the one-off charge at Sovereign Bank for the Trust Piers settlement to remunerate an investment at a higher rate of interest than it was earning.

Global Private Banking includes institutions that specialize in financial advisory and asset management for high-income clients (mainly Banif in Spain and Santander Private Banking in the U.K., Italy and Latin America), as well as the units of domestic private banking in Portugal and Latin America, jointly managed with local retail banks. Attributable profit was €209 million, very similar to that registered in 2011 (+0.7%).

For accounting purposes, Banif was merged by absorption into Banco Santander, S.A. beginning January 1, 2013 (see Item 4 of Part I, “Information on the Company—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations and Recent events”).

Global Wholesale Banking

This area covers our corporate banking, treasury and investment banking activities throughout the world.

This segment, managed by Santander Global Banking & Markets, contributed 10.1% of the operating areas’ total income and 21.2% of profit attributable to the Parent bank in 2012. Profit attributable to the Parent bank in 2012 by Global Wholesale Banking was flat with a variation of -0.7%, when compared to 2011, at €1,827 million. After a good start, the year experienced significant levels of volatility and uncertainty in the face of the worsening eurozone crisis. This conditioned business activity to a large extent. This segment had 5,890 employees as of December 31, 2012, of which 2 were temporary.

Santander Global Banking & Markets maintained the main drivers of its business model: client-focused, global reach of the division and interconnection with local units. At the strategic level, the area focused on strengthening the results of its client franchise and maintaining active management of risk, capital and liquidity. This management intensified in the second part of the year, with an adjustment of exposures and limits by sectors and clients.

The division continued to accompany the Group in its international development in Poland and the northeast of the U.S. in order to capture the revenues synergies derived from the new units and manage the commercial flows of current and potential clients where the Group has strong retail units.

Santander is present in global transaction banking (which includes cash management, trade finance and basic financing and custody), in corporate finance (comprising mergers and acquisitions and equity capital markets), in credit markets (which include origination and distribution of corporate loans or structured finance, bond origination and securitization teams and asset and capital structuring), in rates (which covers fixed income and exchange rate) and in global equities (activities relating to the equity markets).

Asset Management and Insurance

This segment comprises all of our companies whose activity is the management of mutual and pension funds and insurance. At December 31, 2012, this segment accounted for 1.9% of total income and 4.5% of profit attributable to the Parent bank. Profit attributable to the Parent bank by Asset Management and Insurance was €383 million in 2012 or 11.5% lower than in 2011. This segment had 1,756 employees at the end of 2012, of which 21 were temporary.

In July 2012, an agreement was reached with Abbey Life Insurance ltd., a subsidiary of Deustche Bank AG, to reinsure all of the individual life risk portfolio of the insurance companies in Spain and Portugal. This transaction generated estimated extraordinary gross results of €435 million.

In December 2012, Santander agreed a strategic alliance with the insurer Aegon to boost its bancassurance business in Spain through commercial networks. The operation valued Santander’s insurance business in the transaction at €431 million. The agreement does not affect savings, auto and health insurance, which Santander continues to manage.

Asset Management

Santander Asset Management obtained profit attributable to the Parent bank of €69 million, a 2.9% increase as compared to 2011. This was mainly due to a decline in income partially offset by reduction in costs and lower needs for provisions.

The total volume of managed funds was €153.7 billion, 11% more than at the end of 2011. This includes the incorporation of the insurance mandate of the Group in Spain in the fourth quarter (-1% without it). Of this, around €99 billion were mutual and pension funds, €8 billion in client portfolios other than mutual funds included institutional mandates and €46 billion of management mandates on behalf of other Group units.

Insurance

Santander insurance posted an profit attributable to the Parent of €314 million, 14.1% less than in 2011. Results were impacted by the sale of 51% of the insurers in Latin America and by the reinsurance agreement of its life portfolio in Spain and Portugal, which reduced their contribution by €131 million. Eliminating these effects, profit was 19.0% higher.

Insurance business generated total revenues for the Group (including fee income paid to the commercial networks) of €2,784 million 2.3% higher on a like-for-like basis. The total results for the Group (income before taxes of insurers and brokers plus fee income received by the networks) amounted to €2,653 million, 3.0% on a like-for-like basis.

Corporate Activities

At the end of 2012, this area had 2,402 employees (direct and assigned) of which 9 were temporary.

This area is responsible for, on the one hand, a series of centralized activities to manage the structural risks of the Group and of the Parent bank. It executes the necessary activities for managing interest rates, exposure to exchange-rate movements and the required levels of liquidity in the Group. On the other hand, it acts as the Group’s holding entity, managing the Group’s global capital as well as that of each of the business units. The Corporate Activities segment also manages all the real estate exposure held by the Group in Spain through a corporate area created in 2009 and specialized in this type of property asset.

The Corporate Activities area had a loss of €6,391 million in 2012, a 66.7% increase as compared to 2011. This area assumed the provisions coverage real estate exposure in Spain (€4,110 million net of taxes) and capital gains of €983 million net of taxes.

After deducting the net figure for capital gains and writedowns, the area sustained a loss of €3,263 million compared to a loss of €2,163 million in 2011. This variation was mainly due to the decrease in income as a result of the liquidity buffer and the higher cost of funding, the decrease in the share of results of entities accounted for using the equity method (due to Metrovacesa) and the increase in writedowns, which included the impairment of goodwill in Italy, the writedown of the value of the real estate investment fund and the results from real estate asset management.

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

Total Revenues by Activity and Geographic Location

For a breakdown of our total revenues by category of activity and geographic market, see Note 52 to our consolidated financial statements.

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

As stated above under “Presentation of Financial and Other Information”, we have prepared our financial statements for 2012, 2011, 2010, 2009 and 2008 under IFRS-IASB.

Average Balance Sheet—Assets and Interest Income

	Year ended December 31,
ASSETS	2012			2011			2010
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in millions of euros, except percentages)
Cash and due from central banks
Domestic	21,172	91	0.44%	8,436	187	2.22%	8,441	87	1.03%
International	75,572	2,602	3.44%	73,259	3,005	4.10%	52,936	1,846	3.49%

	96,744	2,693	2.78%	81,695	3,192	3.91%	61,377	1,933	3.15%
Due from credit entities
Domestic	25,257	136	0.54%	22,140	190	0.86%	29,392	206	0.70%
International	45,600	898	1.97%	53,123	871	1.64%	51,382	839	1.63%

	70,857	1,034	1.46%	75,263	1,061	1.41%	80,774	1,045	1.29%
Loans and credits
Domestic	198,643	7,332	3.69%	217,235	7,581	3.49%	224,642	7,312	3.26%
International	552,174	39,028	7.07%	513,568	39,328	7.66%	482,407	34,542	7.16%

	750,817	46,360	6.17%	730,803	46,909	6.42%	707,049	41,854	5.92%
Debt securities
Domestic	52,382	1,946	3.72%	42,293	1,458	3.45%	44,784	1,136	2.54%
International	96,910	5,147	5.31%	106,408	5,948	5.59%	107,662	5,096	4.73%

	149,292	7,093	4.75%	148,701	7,406	4.98%	152,446	6,232	4.09%
Income from hedging operations
Domestic		211			378			169
International		472			(46)			(76)

		683			332			93
Other interest-earning assets
Domestic	75,008	803	1.07%	48,716	779	1.60%	27,769	698	2.51%
International	47,902	357	0.75%	40,029	1,176	2.94%	62,757	1,052	1.68%

	122,910	1,160	0.94%	88,745	1,955	2.20%	90,526	1,750	1.93%
Total interest-earning assets
Domestic	372,462	10,520	2.82%	338,820	10,573	3.12%	335,028	9,608	2.87%
International	818,158	48,504	5.93%	786,387	50,283	6.39%	757,144	43,299	5.72%

	1,190,620	59,024	4.96%	1,125,207	60,856	5.41%	1,092,172	52,907	4.84%
Investments in affiliated companies
Domestic	1,147	—	0.00%	443	—	0.00%	201	—	0.00%
International	3,459	—	0.00%	546	—	0.00%	52	—	0.00%

	4,606	—	0.00%	989	—	0.00%	253	—	0.00%
Total earning assets
Domestic	373,609	10,520	2.82%	339,263	10,573	3.12%	335,229	9,608	2.87%
International	821,617	48,504	5.90%	786,933	50,283	6.39%	757,196	43,299	5.72%

	1,195,226	59,024	4.94%	1,126,196	60,856	5.40%	1,092,425	52,907	4.84%

Other assets	91,860			102,186			97,936
Assets from discontinued operations	—			—			—

Total average assets	1,287,086	59,024		1,228,382	60,856		1,190,361	52,907

Average Balance Sheet—Liabilities and Interest Expense

	Year ended December 31,
	2012			2011			2010
LIABILITIES AND STOCKHOLDERS EQUITY	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate

Due to credit entities
Domestic	55,339	761	1.38%	33,456	756	2.26%	28,586	389	1.36%
International	99,347	1,729	1.74%	113,182	2,119	1.87%	105,991	1,283	1.21%

	154,686	2,490	1.61%	146,638	2,875	1.96%	134,577	1,672	1.24%
Customers deposits
Domestic	153,399	2,850	1.86%	164,980	2,895	1.75%	155,244	2,839	1.83%
International	482,952	13,554	2.81%	451,710	13,924	3.08%	413,670	10,607	2.56%

	636,351	16,404	2.58%	616,690	16,819	2.73%	568,914	13,446	2.36%
Marketable debt securities
Domestic	95,054	3,175	3.34%	91,358	3,142	3.44%	105,411	2,876	2.73%
International	109,647	4,102	3.74%	104,749	3,288	3.14%	103,595	2,083	2.01%

	204,701	7,277	3.55%	196,107	6,430	3.28%	209,006	4,959	2.37%
Subordinated debt
Domestic	10,409	637	6.12%	15,321	752	4.91%	19,702	1,019	5.17%
International	10,830	1,013	9.35%	11,352	1,188	10.47%	14,394	1,211	8.41%

	21,239	1,650	7.77%	26,673	1,940	7.27%	34,096	2,230	6.54%
Other interest-bearing liabilities
Domestic	91,492	1,113	1.22%	68,103	1,242	1.81%	39,728	1,031	2.60%
International	63,062	684	1.08%	53,353	1,166	2.19%	81,999	1,184	1.44%

	154,554	1,797	1.16%	121,456	2,408	1.98%	121,727	2,215	1.82%
Expenses from hedging operations
Domestic		(974)			(805)			(1,362)
International		234			368			522

		(740)			(437)			(840)
Total interest-bearing liabilities
Domestic	405,693	7,561	1.86%	373,218	7,983	2.14%	348,671	6,793	1.95%
International	765,838	21,316	2.78%	734,346	22,053	3.00%	719,649	16,891	2.35%

	1,171,531	28,877	2.46%	1,107,564	30,036	2.71%	1,068,320	23,684	2.22%

Other liabilities	32,277			40,999			45,194

Non-controlling interest	8,559			5,998			5,695

Stockholders’ Equity	74,719			73,821			71,153

Liabilities from discontinued operations	—			—			—

Total average Liabilities and Stockholders’ Equity	1,287,086	28,877		1,228,382	30,036		1,190,362	23,683

Changes in Net Interest Income—Volume and Rate Analysis

The following tables allocate, by domicile of customer, changes in our net interest income between changes in average volume and changes in average rate for 2012 compared to 2011 and 2011 compared to 2010. We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. You should read the following tables and the footnotes thereto in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”, and the footnotes thereto.

Volume and rate analysis

	IFRS-IASB 2012/2011
	Increase (Decrease) due to changes in
	Volume	Rate	Net change
	(in millions of euros)
Interest income
Cash and due from central banks
Domestic	134	(230)	(96)
International	92	(496)	(404)

	226	(726)	(500)
Due from credit entities
Domestic	24	(78)	(54)
International	(134)	160	26

	(110)	82	(28)
Loans and credits
Domestic	(670)	422	(248)
International	2,844	(3,144)	(300)

	2,174	(2,722)	(548)
Debt securities
Domestic	368	120	488
International	(515)	(287)	(802)

	(147)	(167)	(314)
Other interest-earning assets
Domestic	334	(310)	24
International	195	(1,014)	(819)

	529	(1,324)	(795)
Total interest-earning assets without hedging operations
Domestic	190	(76)	114
International	2,482	(4,781)	(2,299)

	2,672	(4,857)	(2,185)
Income from hedging operations
Domestic	(167)	—	(167)
International	518	—	518

	351	—	351
Total interest-earning assets
Domestic	23	(76)	(53)
International	3,000	(4,781)	(1,781)

	3,023	(4,857)	(1,834)

Volume and rate analysis

	IFRS-IASB 2011/2010
	Increase (Decrease) due to changes in
	Volume	Rate	Net change
	(in millions of euros)
Interest income
Cash and due from central banks
Domestic	—	100	100
International	794	364	1,158

	794	464	1,258
Due from credit entities
Domestic	(57)	41	(16)
International	29	3	32

	(28)	44	16
Loans and credits
Domestic	(247)	516	269
International	2,306	2,480	4,786

	2,059	2,996	5,055
Debt securities
Domestic	(66)	388	322
International	(60)	913	853

	(126)	1,301	1,175
Other interest-earning assets
Domestic	(79)	160	81
International	20	104	124

	(59)	264	205
Total interest-earning assets without hedging operations
Domestic	(449)	1,205	756
International	3,089	3,864	6,953

	2,640	5,069	7,709
Income from hedging operations
Domestic	209	—	209
International	31	—	31

	240	—	240
Total interest-earning assets
Domestic	(240)	1,205	965
International	3,120	3,864	6,984

	2,880	5,069	7,949

	IFRS-IASB 2012/2011
	Increase (Decrease) due to changes in
	Volume	Rate	Net change
	(in millions of euros)
Interest charges

Due to credit entities
Domestic	373	(368)	5
International	(247)	(142)	(389)

	126	(510)	(384)
Customers deposits
Domestic	(210)	165	(45)
International	925	(1,296)	(371)

	715	(1,131)	(416)
Marketable debt securities
Domestic	125	(92)	33
International	160	655	815

	285	563	848
Subordinated debt
Domestic	(275)	159	(116)
International	(53)	(122)	(175)

	(328)	37	(291)
Other interest-bearing liabilities
Domestic	346	(476)	(130)
International	184	(667)	(483)

	530	(1,143)	(613)
Total interest-bearing liabilities without hedging operations
Domestic	359	(612)	(253)
International	969	(1,572)	(603)

	1,328	(2,184)	(856)
Expenses from hedging operations
Domestic	(169)	—	(169)
International	(134)	—	(134)

	(303)	—	(303)
Total interest-bearing liabilities
Domestic	190	(612)	(422)
International	835	(1,572)	(737)

	1,025	(2,184)	(1,159)

	IFRS-IASB 2011/2010
	Increase (Decrease) due to changes in
	Volume	Rate	Net change
	(in millions of euros)
Interest charges

Due to credit entities
Domestic	75	292	367
International	93	743	836

	168	1,035	1,203
Customers deposits
Domestic	174	(118)	56
International	1,037	2,280	3,317

	1,211	2,162	3,373
Marketable debt securities
Domestic	(417)	683	266
International	23	1,181	1,204

	(394)	1,864	1,470
Subordinated debt
Domestic	(217)	(50)	(267)
International	(285)	262	(23)

	(502)	212	(290)
Other interest-bearing liabilities
Domestic	(58)	269	211
International	27	(44)	(17)

	(31)	225	194
Total interest-bearing liabilities without hedging operations
Domestic	(443)	1,076	633
International	895	4,422	5,317

	452	5,498	5,950
Expenses from hedging operations
Domestic	558	—	558
International	(154)	—	(154)

	404	—	404
Total interest-bearing liabilities
Domestic	115	1,076	1,191
International	741	4,422	5,163

	856	5,498	6,354

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

Earning Assets—Yield Spread

	IFRS-IASB
	Year Ended December 31,
	2012	2011	2010
	(in millions of euros, except percentages)
Average earning assets
Domestic	373,609	315,387	335,229
International	821,617	810,809	757,196

	1,195,226	1,126,196	1,092,425
Interest
Domestic	10,520	10,573	9,608
International	48,504	50,283	43,299

	59,024	60,856	52,907
Net interest income (1)
Domestic	2,959	2,591	2,816
International	27,188	28,230	26,408

	30,147	30,821	29,224
Gross yield (2)
Domestic	2.82%	3.35%	2.87%
International	5.90%	6.20%	5.72%

	4.94%	5.40%	4.84%
Net yield (3)
Domestic	0.79%	0.82%	0.84%
International	3.31%	3.48%	3.49%

	2.52%	2.74%	2.68%
Yield spread (4)
Domestic	0.95%	1.02%	0.92%
International	3.12%	3.32%	3.37%

	2.47%	2.69%	2.62%

(1)	Net interest income is the net amount of interest and similar income and interest expense and similar charges. See “Income Statement” on page 9.
(2)	Gross yield is the quotient of interest income divided by average earning assets.
(3)	Net yield is the quotient of net interest income divided by average earning assets.
(4)	Yield spread is the difference between gross yield on earning assets and the average cost of interest-bearing liabilities. For a discussion of the changes in yield spread over the periods presented, see “Item 5. Operating and Financial Review and Prospects—A. Operating results—Results of Operations for Santander—Interest Income / (Charges)” herein.

Return on Equity and Assets

The following table presents our selected financial ratios for the years indicated.

	Year Ended December 31,
	2012	2011	2010

ROA: Return on average total assets	0.24%	0.50%	0.76%

ROE: Return on average stockholders’ equity	2.80%	7.14%	11.80%
PAY-OUT: Dividends per average share as a percentage of net attributable income per average share (*)	48.67%	38.57%	40.70%
Average stockholders’ equity as a percentage of average total assets	6.12%	6.10%	5.82%

(*)	The pay-out ratio does not include in the numerator the amounts paid under the Santander Dividendo Elección program (scrip dividends) which are not dividends paid on account of the net attributable income of the period. Such amounts equivalent to dividends are €5,013 million, €3,196 million, and €1,669 million for 2012, 2011 and 2010, respectively. The pay-out ratio for 2012 is an estimate that includes the part of the final dividend expected to be paid in cash in May 2013.

Interest-Earning Assets

The following table shows, by domicile of customer, the percentage mix of our average interest-earning assets for the years indicated. You should read this table in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”, and the footnotes thereto.

Interest-earning assets

	IFRS-IASB
	Year Ended December 31,
	2012	2011	2010

Cash and due from Central Banks
Domestic	1.78%	0.75%	0.77%
International	6.35%	6.51%	4.85%

	8.13%	7.26%	5.62%
Due from credit entities
Domestic	2.12%	1.97%	2.69%
International	3.83%	4.71%	4.70%

	5.95%	6.68%	7.39%
Loans and credits
Domestic	16.68%	19.31%	20.56%
International	46.38%	45.64%	44.18%

	63.06%	64.95%	64.74%
Debt securities
Domestic	4.40%	3.76%	4.10%
International	8.14%	9.46%	9.86%

	12.54%	13.22%	13.96%
Other interest-earning assets
Domestic	6.30%	2.21%	2.53%
International	4.02%	5.68%	5.76%

	10.32%	7.89%	8.29%
Total interest-earning assets
Domestic	31.28%	28.00%	30.65%
International	68.72%	72.00%	69.35%

	100.00%	100.00%	100.00%

The following tables show our short-term funds deposited with other banks at each of the dates indicated.

	IFRS-IASB At December 31,
	2012	2011	2010	2009	2008
	(in millions of euros)
Reciprocal accounts	1,863	2,658	1,264	713	663
Time deposits	15,669	11,419	13,548	21,382	25,456
Reverse repurchase agreements	25,486	10,647	36,721	29,490	18,569
Other accounts	30,882	27,002	28,322	28,252	34,104

	73,900	51,726	79,855	79,837	78,792

Of which impairment allowances	(30)	(36)	(17)	(26)	(254)

Investment Securities

At December 31, 2012, the book value of our investment securities was €152.1 billion (representing 12% of our total assets). These investment securities had a yield of 4.69% in 2012 compared with a yield of 4.61% in 2011, and a yield of 3.76% in 2010. Approximately €37.1 billion, or 26.3%, of our investment securities at December 31, 2012 consisted of Spanish Government and government agency securities. For a discussion of how we value our investment securities, see Note 2 to our consolidated financial statements.

The following tables show the book values of our investment securities by type and domicile of counterparty at each of the dates indicated.

	IFRS-IASB Year Ended December 31,
	2012	2011	2010
	(in millions of euros)
Debt securities
Domestic-
Spanish Government	35,380	37,698	35,110
Other domestic issuer:
Public authorities	1,761	1,611	553
Other domestic issuer	10,046	8,409	7,915

Total domestic	47,187	47,718	43,578
International-
United States:
U.S. Treasury and other U.S. Government agencies	132	514	1,122
States and political subdivisions	6,941	1,420	1,743
Other securities	7,648	11,115	11,598

Total United States	14,721	13,049	14,463
Other:
Governments	60,149	58,619	60,737
Other securities	19,431	24,647	31,961

Total Other	79,580	83,266	92,698

Total International	94,301	96,315	107,161

Less- Allowance for credit losses	(144)	(251)	(144)
Less- Price fluctuation allowance	—	—	—

Total Debt Securities	141,344	143,782	150,595

Equity securities
Domestic	3,802	3,574	5,458
International-
United States	1,417	1,283	1,931
Other	5,503	5,376	16,274

Total international	6,920	6,659	18,205

Less- Price fluctuation allowance	—	—	—

Total Equity Securities	10,722	10,233	23,663

Total Investment Securities	152,066	154,015	174,258

The following table sets out the aggregate book value and aggregate market value of the securities of single issuers, other than the Government of the United States, which exceeded 10% of our stockholders’ equity as of December 31, 2012 (and other debt securities with aggregate values near to 10% of our stockholders’ equity).

	Aggregate as of December 31, 2012
	Book value	Market value
	(in millions of euros)
Debt securities:
Exceed 10% of stockholders’ equity:
Spanish Government and public authorities	37,141	37,141
Near 10% of stockholders’ equity:
Federative Republic of Brazil:	6,615	6,615

The following table shows the maturities of our debt investment securities (before impairment allowances) at December 31, 2012.

	Year Ended December 31, 2012
	Maturing Within 1 Year	Maturing Between 1 and 5 Years	Maturing Between 5 and 10 Years	Maturing After 10 Years	Total
	(in millions of euros)
DEBT SECURITIES
Domestic:
Spanish Government	4,591	5,664	20,115	5,010	35,380
Other domestic issuer:
Public authorities	134	1,456	171	—	1,761
Other domestic issuer	3,251	4,126	1,545	1,124	10,046

Total domestic	7,976	11,246	21,831	6,134	47,187
International:
United States:
U.S. Treasury and other U.S. Government agencies	79	53	—	—	132
States and political subdivisions	267	86	75	6,513	6,941
Other securities	693	1,286	336	5,333	7,648

Total United States	1,039	1,425	411	11,846	14,721
Other:
Governments	23,422	25,658	6,210	4,859	60,149
Other securities	4,255	8,811	3,746	2,619	19,431

Total Other	27,677	34,469	9,956	7,478	79,580

Total International	28,716	35,894	10,367	19,324	94,301

Total debt investment securities	36,692	47,140	32,198	25,458	141,488

Loan Portfolio

At December 31, 2012, our total loans and advances to customers equaled €746.0 billion (58.8% of our total assets). Net of allowances for credit losses, loans and advances to customers equaled €720.5 billion at December 31, 2012 (56.7% of our total assets). In addition to loans, we had outstanding at December 31, 2012, 2011, 2010, 2009 and 2008 €187.7 billion, €181.6 billion, €180.0 billion, €150.6 billion and €123.3 billion respectively, of undrawn balances available to third parties.

Loans by Geographic Area and Type of Customer

The following tables illustrate our loans and advances to customers (including securities purchased under agreement to resell), by domicile and type of customer, at each of the dates indicated.

	IFRS-IASB At December 31,
	2012	2011	2010	2009	2008
	(in millions of euros)
Loans to borrowers in Spain: (**):
Spanish Government	16,884	12,147	12,137	9,803	7,668
Commercial, financial, agricultural and industrial	61,527	65,935	67,940	70,137	56,290

Real estate and construction (*)	29,008	36,260	38,419	42,515	48,099
Other mortgages	63,886	69,297	74,462	68,866	59,784
Installment loans to individuals	12,775	12,964	15,985	20,070	21,506
Lease financing	3,857	5,043	6,195	7,534	9,253
Other	12,077	12,912	12,475	11,420	37,647

Total	200,014	214,558	227,613	230,345	240,247

Loans to borrowers outside Spain: (**):
Non-Spanish Governments	4,983	4,394	3,527	2,861	3,029
Commercial and industrial	217,358	225,961	217,747	174,763	127,839
Mortgage loans	290,825	296,330	269,893	249,065	201,112
Other	32,806	27,793	25,070	43,390	67,127

Total	545,972	554,478	516,237	470,079	399,107

Total loans and leases, gross	745,986	769,036	743,850	700,424	639,354

Allowance for loan losses (***)	(25,504)	(18,936)	(19,697)	(17,873)	(12,466)

Loans and leases, net of allowances	720,482	750,100	724,153	682,551	626,888

(*)	As of December 31, 2012, the portfolio of loans to real estate and construction companies included €15,867 million of loans, the proceeds of which were to be used for real estate purposes, defined in accordance with the Bank of Spain’s purpose-based classification guidelines, compared to €23,442 million of such loans in 2011.
(**)	Credit of any nature granted to credit institutions is included in the “Loans and advances to credit institutions” caption of our balance sheet.
(***)	Refers to loan losses of “Loans and Advances to customers”. See “Item 3. Key information—A. Selected Financial Data”.

At December 31, 2012, our loans and advances to associated companies and jointly controlled entities amounted to €544 million (see “Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions”). Excluding government-related loans and advances, the largest outstanding exposure to a single counterparty at December 31, 2012 was €4.0 billion (0.6% of total loans and advances, including government-related loans), and the five next largest exposures totaled €8.1 billion (1.1% of total loans, including government-related loans).

Maturity

The following table sets forth an analysis by maturity of our loans and advances to customers by domicile and type of customer at December 31, 2012.

	Maturity
	Less than one year		One to five years		Over five years		Total
	Balance	% of Total	Balance	% of Total	Balance	% of Total	Balance	% of Total
	(in millions of euros, except percentages)
Loans to borrowers in Spain: (*)
Spanish Government	3,161	1.69%	8,561	4.97%	5,162	1.34%	16,884	2.26%
Commercial, financial, agriculture and industrial	21,227	11.32%	19,109	11.10%	21,191	5.49%	61,527	8.25%
Real estate and construction	2,461	1.31%	3,064	1.78%	23,483	6.08%	29,008	3.89%
Other mortgages	10,001	5.33%	1,671	0.97%	52,214	13.52%	63,886	8.56%
Installment loans to individuals	5,602	2.99%	4,199	2.44%	2,974	0.77%	12,775	1.71%
Lease financing	551	0.29%	1,870	1.09%	1,436	0.37%	3,857	0.52%
Other	7,491	3.99%	1,960	1.14%	2,626	0.68%	12,077	1.62%

Total borrowers in Spain	50,494	26.93%	40,434	23.48%	109,086	28.24%	200,014	26.81%

Loans to borrowers outside Spain: (*)
Non-Spanish Governments	1,754	0.94%	1,198	0.70%	2,031	0.53%	4,983	0.67%
Commercial and Industrial	97,418	51.96%	81,261	47.20%	38,679	10.01%	217,358	29.14%
Mortgage loans	16,531	8.82%	41,567	24.14%	232,727	60.24%	290,825	38.99%
Other	21,295	11.36%	7,716	4.48%	3,795	0.98%	32,806	4.40%

Total loans to borrowers outside Spain	136,998	73.07%	131,742	76.52%	277,232	71.76%	545,972	73.19%
Total loans and leases, gross	187,492	100.00%	172,176	100.00%	386,318	100.00%	745,986	100.00%

(*)	Credit of any nature granted to credit institutions is included in the “Loans and advances to credit institutions” caption of our balance sheet.

Fixed and Variable Rate Loans

The following table sets forth a breakdown of our fixed and variable rate loans having a maturity of more than one year at December 31, 2012.

	Fixed and variable rate loans having a maturity of more than one year
	Domestic	International	Total
	(in millions of euros)

Fixed rate	25,965	202,460	228,425
Variable rate	122,455	354,934	477,389

Total	148,420	557,394	705,814

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

	IFRS-IASB
	2012		2011		2010
		% of total assets		% of total assets		% of total assets
	(in millions of euros, except percentages)
OECD (1) (2) Countries:
Total OECD Countries	19,325	1,52%	17,736	1.12%	13,613	1.12%

Non-OECD Countries:
Total Latin American Countries (2) (3)	10,861	0.86%	11,000	0.88%	13,943	1.15%
Other Non-OECD	7,418	0.58%	6,944	0.55%	7,153	0.59%

Total Non-OECD	18,279	1.44%	17,944	1.73%	21,096	1.73%

Total	37,604	2.96%	35,680	2.85%	34,709	2.85%

(1)	The Organization for Economic Cooperation and Development.
(2)	Aggregate outstandings in any single country in this category do not exceed 0.75% of our total assets.
(3)	With regards to these cross-border outstandings, at December 31, 2012, 2011 and 2010, we had allowances for country-risk equal to €8.5 million, €16.6 million, and €30.3 respectively. Such allowances for country-risk exceeded the Bank of Spain’s minimum requirements at such dates.

As of December 31, 2012, 2011 and 2010, we did not have any cross-border outstanding to any single borrower that exceeded 0.75% of total assets.

Exposure to sovereign counterparties by credit rating

Our exposure to sovereign counterparties (the exposure is included in the financial statement line items “Financial assets held for trading—Debt instruments”, “Other financial assets at fair value through profit or loss—Debt instruments”, “Available for sale financial assets—Debt instruments” and “Loans and receivables-Debt instruments”) organized by credit rating and our exposure to private and sovereign debt organized by origin of the issuer is included in Note 7 to the Financial Statements.

Additionally, in Note 10 to our consolidated financial statements we present the disclosure by credit rating of our exposure to sovereign counterparties recorded under the caption “loans and advances to customers”.

The detail of Santander Group’s total risk exposure (excluding the value of any collateral associated with the corresponding balances) to the peripheral countries of the eurozone at December 31, 2012, based on the country of the issuer or borrower in terms of sovereign risk and private sector exposure, is as follows:

12/31/12
Sovereign risk by country of issuer/borrower (**)
	Millions of euros
	Balances with central banks	Debt instruments (Note 7)			Loans and advances to customers (Note 10) (*)	Derivatives (***)		Total on-balance- sheet exposure	Contingent liabilities and commitments (Note 35)	Total exposure
		Financial assets held for trading and other financial assets at fair value through profit or loss	Available-for- sale financial assets	Loans and receivables		Other than CDSs	CDSs
Spain	1,218	6,680	29,288	1,173	16,884	148	—	55,391	2,341	57,732
Portugal	1,156	94	1,998	125	644	1,174	1	5,192	33	5,325
Italy	3	353	267	—	40	—	—	663	204	867
Greece	—	—	—	—	—	—	—	—	—	—
Ireland	—	—	—	—	—	277	—	277	—	277

(*)	Presented excluding valuation adjustments and impairment losses recognized (€20 million).
(**)	Exposure to reverse repurchase agreements is included under Balances with central banks and Loans and advances to customers.
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying party. “CDSs” refers to the exposure to CDSs based on the location of the underlying party.

12/31/12
Private sector exposure by country of issuer/borrower (**)
	Reverse repurchase agreements (Note 6)	Millions of euros
		Debt instruments (Note 7)			Loans and advances to customers (Note 10) (*)	Derivatives (***)		Total on-balance- sheet exposure	Contingent liabilities and commitments (Note 35)	Total exposure
		Financial assets held for trading and other financial assets at fair value through profit or loss	Available-for- sale financial assets	Loans and receivables		Other than CDSs	CDSs
Spain	11,471	2,391	6,525	1,130	183,130	6,798	(40)	211,405	63,101	274,506
Portugal	—	903	518	1,422	25,215	635	(4)	28,689	7.397	36,086
Italy	—	176	116	83	7,473	(2)	8	7,854	3,234	11,088
Greece	—	—	—	—	96	—	—	96	135	231
Ireland	—	146	414	179	481	351	—	1,571	224	1,795

(*)	Presented excluding valuation adjustments and impairment losses recognized (€12,671 million).
(**)	Exposure to reverse repurchase agreements is included under Balances with central banks and Loans and advances to customers.
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

The following information presents the notional amount of our CDSs at December 31, 2012 detailed in the foregoing tables:

12/31/12
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Private	2,202	2,952	(750)	3	(43)	(40)
Portugal	Sovereign	225	207	18	14	(13)	1
	Private	398	418	(20)	7	(11)	(4)
Italy	Sovereign	518	608	(90)	12	(12)	—
	Private	1,077	1,025	52	40	(32)	8
Greece	Sovereign	—	—	—	—	—	—
	Private	20	20	—	1	(1)	—
Ireland	Sovereign	9	9	—	—	—	—
	Private	16	16	—	—	—	—

In addition, our total risk exposure to Cyprus at December 31, 2012 was €12.9 million, mainly secured loans granted in Spain and the U.K. to individuals resident in Cyprus.

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

The following table shows the amount of non accrued interest owed on impaired assets and the amount of such interest that was received:

	IFRS-IASB At December 31,
	2012	2011	2010
	(in millions of euros)
Non accrued interest on the basis of contractual terms owed on impaired assets
Domestic	566	463	359
International	1,315	1,263	1,118

Total	1,881	1,726	1,477
Non accrued interest on the basis of contractual terms received on impaired assets
Domestic	190	215	165
International	229	199	180

Total	419	414	345

The balances of impaired loans as of December 31, 2012, 2011 and 2010 are as follows:

	Millions of Euros
	2012	2011	2010
Other impaired loans (*)	4,735	4,591	4,872
Impaired loans more than ninety days past due	31,365	27,445	23,650

Total impaired loans	36,100	32,036	28,522

(*)	See above “Bank of Spain Classification Requirements- d) Other Non-Performing Assets” for a detailed explanation of assets included under this category.

The roll-forward of allowances (under IFRS-IASB) is shown in Note 10 to our consolidated financial statements.

Guarantees

The Bank of Spain requires some guarantees to be classified as non-performing in the following situations:

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

The Bank of Spain requires that we develop internal models to manage credit risk and to calculate the allowances for both credit risk and country-risk based on historical experience. We detail below the main characteristics of our internal models.

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

The process of credit rating and parameter estimation

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

•

Exposure at default (EaD) is the amount of risk exposure at the date of default by the counterparty. The estimation of the exposure at default comes from comparing the use of the lines committed at the moment of default and a normal situation, in order to identify the real consumption of the lines at the time of default

•

Probability of default (PD) is the probability of the counterparty failing to meet its principal and/or interest payment obligations. The probability of default is associated with the rating/scoring of each counterparty/transaction. PD estimation is based on the Group’s own internal experience, i.e. the historical records of default for each rating as well as the recoveries experience regarding non performing loans:

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

PD is measured using a time horizon of one year; i.e. it quantifies the probability of the counterparty defaulting in the coming year. The calculation of PD applies both to loans that are past-due by 90 days or more and cases in which there is no default but there are doubts as to the solvency of the counterparty (subjective doubtful assets).

•

Loss given default (“LGD”) is the loss arising in the event of default. It depends mainly on the credit enhancements, such as collateral and guarantees associated with the transaction. The LGD calculation is based on the analysis of recoveries of past due transactions, considering not only revenues and loans associated with the collection process, but also the moment when these revenues and costs take place and all direct costs linked to the collecting activity.

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

The calculation obtained based on the output from the internal models described above reflects with best estimate of the Group as to probable credit losses and constitute an appropriate basis for determining loan loss allowances.

As of July 2008, the Bank of Spain approved the Group’s internal models for regulatory capital calculation purposes with respect to the vast majority of the Group’s credit risk net exposure. The Bank of Spain continues to review the models for the purpose of calculating allowances for loan losses.

While these models are not yet approved by the Bank of Spain for loan loss allowance calculation, we are required to calculate the allowances according to the instructions described below:

a.	Specific allowance (individuals):

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

Debt instruments which are not classifiable as doubtful due to arrears but for which there are reasonable doubts as to their repayment under the contractual terms are assessed individually, and their allowance is the difference between the amount recognized in assets and the present value of the cash flows expected to be received. The minimum allowance will be 25% and up to 100% of the amounts treated as non-performing, depending on management’s opinion of the loan recovery expectations. When the treatment of such asset as a non-performing asset is due to, in management’s opinion, an inadequate financial or economic condition of the borrower, and the amount estimated as non-collectible is less than 25% of the outstanding debt, the amount of the required allowance will be at least 10% of the outstanding debt.

Sub-standard Assets—In these cases the amount of the required allowance must be higher than the collectively assessed allowance that would correspond in case of being classified as standard asset and lower than would correspond if classified as doubtful. When assets are classified as sub-standard due to insufficient documentation and have an outstanding balance higher than €25,000, the applicable allowance is 10%.

b.	General allowance for inherent losses (collective):

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

c.	Country risk allowance:

Country risk is considered to be the risk associated with counterparties resident in a given country due to circumstances other than normal commercial risk (sovereign risk, transfer risk and risks arising from international financial activity). Based on the countries’ economic performance, political situation, regulatory and institutional framework, and payment capacity and record, the Group classifies all the transactions performed with third parties into six different groups, from group 1 (transactions with ultimate obligors resident in European Union countries, Norway, Switzerland, Iceland, the United States, Canada, Japan, Australia and New Zealand) to group 6 (transactions the recovery of which is considered remote due to circumstances attributable to the country), assigning to each group the credit loss allowance percentages resulting from the aforementioned analyses. However, due to the size of the Group and to the proactive management of its country risk exposure, the allowances recognized in respect of country risk are not material with respect to the credit loss allowances recognized.

The difference between loan loss provisions calculated using internal models and those calculated under Bank of Spain Guidance, was not material for any of the three years ending December 31, 2012.

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

After the initial registration of a foreclosed assets, the Bank of Spain establishes that if the fair value of the foreclosed asset less the estimated selling cost is lower than the carrying amount, the entity should recognize the corresponding impairment.

The Bank of Spain considers the amount of time acquired assets have been held is a clear indication of impairment. Accordingly, it determines that Spanish entities will recognize impairment (unless the bids received indicate a higher amount) at least as large as the amount resulting from applying the following discounts to the initial valuation:

Terms from acquisition	% Coverage
Over 12 months	20
Over 24 month	30
Over 36 month	40

For the purpose of ensuring that the provisions determined in accordance with the abovementioned policy are reasonable under IFRS-IASB we develop an estimation of the fair value of our foreclosed assets using external valuations. The difference between both estimations was not material for any of the three years ending December 31, 2012

Bank of Spain’s Charge-off Requirements

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

	IFRS-IASB
	Year Ended December 31,
	2012	2011	2010	2009	2008
	(in millions of euros)
Allowance for credit losses at beginning of year
Borrowers in Spain	6,907	6,810	6,993	5,949	4,512
Borrowers outside Spain	12,081	12,929	10,906	6,771	4,284

Total	18,988	19,739	17,899	12,720	8,796

Consolidation/deconsolidation of companies’ credit loss allowances (1)
Borrowers in Spain	—	—	—	—	—
Borrowers outside Spain	(266)	(1,267)	—	1,426	2,310

Total	(266)	(1,267)	—	1,426	2,310

Net provisions for credit losses charged to income statement (2)
Borrowers in Spain	8,847	3,169	2,326	2,615	1,058
Borrowers outside Spain	11,030	9,671	9,142	9,388	5,539

Total	19,877	12,840	11,468	12,003	6,597

Charge offs against credit loss allowance
Borrowers in Spain	(2,747)	(2,798)	(2,174)	(1,237)	(732)
Borrowers outside Spain	(8,700)	(9,632)	(8,739)	(8,558)	(3,821)

Total	(11,447)	(12,430)	(10,913)	(9,795)	(4,553)

Other movements (3)	(1,603)	106	1,285	1,545	(430)

Allowance for credit losses at end of year (4) (5)
Borrowers in Spain	11,711	6,907	6,810	6,993	5,949
Borrowers outside Spain	13,838	12,081	12,929	10,906	6,771

Total	25,549	18,988	19,739	17,899	12,720

Recoveries of loans previously charged off against income statement
Borrowers in Spain	272	297	201	115	130
Borrowers outside Spain	1,056	1,503	1,000	800	570

Total	1,328	1,800	1,201	915	700

Average loans outstanding
Borrowers in Spain	198,643	217,235	224,642	230,642	235,002
Borrowers outside Spain	552,174	513,568	482,407	436,857	340,939

Total	750,817	730,803	707,049	667,499	575,941

Net charge-offs against loan loss allowance to average loans ratio (6)
Borrowers in Spain	1.25%	1.15%	0.88%	0.49%	0.26%
Borrowers outside Spain	1.38%	1.58%	1.60%	1.78%	0.95%

Total	1.35%	1.45%	1.37%	1.33%	0.67%

(1)	The line items titled “Consolidation/deconsolidation of companies’ credit loss allowances” refer to the valuation allowance as of the acquisition date for the loans acquired in the business combinations carried out during the period after the acquired receivables have been measured at their acquisition fair values. This disclosure was not applicable in 2010 because the fair value of loans acquired in business combinations was disclosed net of allowances. The negative net balance in 2011 is related to the deconsolidation of Santander Consumer USA Inc. (SCUSA) which was accounted for by the equity method in December 2011.
(2)	We have not included a separate line item for charge-offs of loans not previously provided for (loans charged-off against income) as these are not permitted.
(3)	The changes in “Other Movements” from 2012, to 2011, to 2010, to 2009 and to 2008 principally reflect foreign exchange differences.
(4)	Allowances for the impairment losses on the assets making up the balances of “Loans and receivables—Loans and advances to customers”, “Loans and receivables—Loans and advances to credit institutions” and “Loans and receivables—Debt securities”. See “Item 3. Key information—A. Selected Financial Data”.
(5)	The segregation of the allowance for credit losses between Spain and outside Spain was made by geographical location of the Group’s company that accounts for the risk.
(6)	For the purpose of calculating the ratio, net charge-offs consist of Charge offs against credit loss allowance less Recoveries of loans previously charged off.

The net charge-offs against loan loss allowance to average loans ratio was lower in Spain than in foreign jurisdictions as of December 31, 2012, 2011 and 2010 primarily due to the different mix of products of our credit portfolio in the various countries in which we operate (our mortgage portfolio is focused in Spain and United Kingdom while in Latin America (including Brazil) the main products are non-collateral loans (credit cards or consumer loans)). In Spain, the percentage of loans with collateral (secured by mortgages on finished homes, offices and multi-purpose premises and rural properties or by pledges on monetary deposits, listed equity instruments and debt securities of issuers with high credit ratings) as of December 31, 2012 was 62%. The figure outside Spain includes certain countries such as Brazil where mortgages (which are Brazil’s main type of collateral) represent approximately a 5%, which means that the amount of loan write-offs contributed each year by these countries is far higher, since these entities of the Group have fewer possibilities of recovering the loans once they have fallen into arrears.

The table below shows a breakdown of recoveries, net provisions and charge-offs against credit loss allowance by type and domicile of borrower for the years indicated.

	Year Ended December 31,
	2012	2011	2010	2009	2008
	(in millions of euros)
Recoveries of loans previously charged off against income statement
Domestic:
Commercial, financial, agricultural, industrial	85	135	41	32	30
Real estate and construction	38	31	32	15	5
Other mortgages	10	37	32	24	11
Installment loans to individuals	137	92	89	43	75
Lease finance	—	1	1	1	6
Other	2	1	6	—	3

Total Borrowers in Spain	272	297	201	115	130
Borrowers outside Spain
Government and official institutions	—	—	4	—	—
Commercial and industrial	877	1,208	877	732	484
Mortgage loans	79	197	72	35	28
Other	100	98	47	33	58

Borrowers outside Spain	1,056	1,503	1,000	800	570

Total	1,328	1,800	1,201	915	700
Net provisions for credit losses charged to income statement
Domestic:
Commercial, financial, agricultural, industrial	1,290	1,070	688	785	295
Real estate and construction	5,378	672	706	543	(72)
Other mortgages	1,291	818	164	288	288
Installment loans to individuals	709	489	663	891	475
Lease finance	57	122	83	74	33
Other	122	(2)	22	34	39

Total Borrowers in Spain	8,847	3,169	2,326	2,615	1,058
Borrowers outside Spain
Government and official institutions	—	(4)	48	14	(8)
Commercial and industrial	9,673	7,962	8,134	8,400	3,194
Mortgage loans	624	1,163	525	568	271
Other	733	550	435	406	2,082

Borrowers outside Spain	11,030	9,671	9,142	9,388	5,539

Total	19,877	12,840	11,468	12,003	6,597
Charge offs against credit loss allowance
Domestic:
Commercial, financial, agricultural, industrial	(755)	(980)	(704)	(356)	(122)
Real estate and construction	(676)	(133)	(191)	(137)	(34)
Other mortgages	(400)	(592)	(369)	(236)	(62)
Installment loans to individuals	(839)	(870)	(841)	(481)	(503)
Lease finance	(27)	(220)	(61)	(26)	(3)
Other	(50)	(3)	(8)	(1)	(8)

Total Borrowers in Spain	(2,747)	(2,798)	(2,174)	(1,237)	(732)
Borrowers outside Spain
Government and official institutions	—	—	(43)	—	—
Commercial and industrial	(7,402)	(8,445)	(7,994)	(7,827)	(2,807)
Mortgage loans	(477)	(791)	(445)	(393)	(2)
Other	(821)	(396)	(257)	(338)	(1,012)

Borrowers outside Spain	(8,700)	(9,632)	(8,739)	(8,558)	(3,821)

Total	(11,447)	(12,430)	(10,913)	(9,795)	(4,553)

The table below shows a breakdown of allowances for credit losses by type and domicile of borrower for the years indicated.

Allowances for Credit Losses

	IFRS-IASB Year Ended December 31,
	2012	%	2011	%	2010	%	2009	%	2008	%
	(in millions of euros, except percentages)
Borrowers in Spain:
Commercial, financial, agricultural, industrial	1,775	6.95	1,579	8.32	1,499	7.59	1,743	9.74	1,690	13.29
Real estate and construction (*)	7,511	29.40	3,210	16.91	2,723	13.80	1,896	10.59	1,490	11.72
Other mortgages	1,420	5.56	1,325	6.98	1,329	6.73	1,375	7.68	1,272	10.00
Installment loans to individuals	823	3.22	690	3.63	1,065	5.40	1,674	9.35	1,182	9.29
Lease finance	103	0.40	101	0.53	169	0.85	216	1.21	113	0.89
Other	79	0.31	2	0.01	25	0.13	89	0.50	202	1.59

Total Borrowers in Spain	11,711	45.84	6,907	36.37	6,810	34.50	6,993	39.07	5,949	46.77
Borrowers outside Spain:
Government and official institutions	30	0.12	31	0.17	31	0.16	19	0.11	14	0.11
Commercial and industrial	10,628	41.60	9,334	49.16	9,811	49.70	8,529	47.65	4,518	35.52
Mortgage loans	2,054	8.04	1,791	9.43	1,876	9.50	1,555	8.69	1,615	12.70
Other	1,126	4.41	925	4.87	1,211	6.14	803	4.48	624	4.91

Total Borrowers outside Spain	13,838	54.16	12,081	63.63	12,929	65.50	10,906	60.93	6,771	53.23

Total	25,549	100.00	18,988	100.00	19,739	100.00	17,899	100.00	12,720	100.00

(*)	As of December 31, 2012, the allowances of the portfolio of loans to construction and property development companies with real estate purposes, defined in accordance with the Bank of Spain’s purpose-based classification guidelines, amounted to €7,032 million. In this table, loans to construction and property development companies are defined as loans granted to companies that belong to that sector, irrespective of the purpose of the loan.

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

	IFRS At December 31,
Non-performing balances	2012	2011	2010	2009	2008
	(in millions of euros)
Past-due and other non-performing balances (1) (2) (3):

Domestic	16,623	15,340	12,474	10,406	6,406
International	19,477	16,696	16,048	14,148	7,785

Total	36,100	32,036	28,522	24,554	14,191

(1)	We estimate that the total amount of our non-performing balances fully provisioned under IFRS and which under U.S. GAAP would have been charged-off from the balance sheet was €5,176 million, €5,106 million, €4,843 million, €2,997 million and €2,878 million, at December 31, 2012, 2011, 2010, 2009 and 2008, respectively.
(2)	Non-performing balances due to country risk were €6 million, €7 million, €8 million, €8 million, and €3 million, at December 31, 2012, 2011, 2010, 2009 and 2008, respectively.
(3)	We estimate that at December 31, 2012, 2011, 2010, 2009 and 2008 (i) the total amount of our non-performing past-due balances was €31,365 million, €27,445 million, €23,650 million, €21,270 million and €11,773 million, respectively, and (ii) the total amount of our other non-performing was €4,735 million, €4,591 million, €4,872 million, €3,284 million and €2,418 million, respectively.

We do not believe that there is a material amount of assets not included in the foregoing table where known information about credit risk at December 31, 2012 (not related to transfer risk inherent in cross-border lending activities) gave rise to serious doubts as to the ability of the borrowers to comply with the loan repayment terms at such date.

The following table shows our financial assets classified as loans and receivables which are considered to be impaired due to credit risk at December 31, 2012, classified by geographical location of risk and by age of the oldest past-due amount (see Note 10.d, to our consolidated financial statements):

	Millions of euros
	With no past-due balances or less than 3 months past due	With balances past due by
		3 to 6 months	6 to 9 months	9 to 12 months	More than 12 months	Total

Spain	3,268	3,364	2,058	1,263	6,372	16,325
European Union (excluding Spain)	233	3,821	1,232	821	3,280	9,387
United States and Puerto Rico	327	216	111	83	484	1,221
Other OECD countries	12	42	40	43	—	137
Latin America	535	3,263	1,641	1,282	1,548	8,269
Rest of the world	—	—	—	—	1	1

	4,375	10,706	5,082	3,492	11,685	35,340

The financial assets classified under the caption “loans and receivables” of our balance sheet as of December 31, 2012 that are considered to be impaired due to credit risk and bear past-due amounts of more than 12 months amounted to €11,685 million (33.1% of total impaired loans).

Evolution of Impaired Balances

The following tables show the movement in our impaired assets and contingent liabilities (excluding country risk, see “—Country risk Outstandings” herein).

	IFRS
(in millions of euros)	Quarter ended				Year ended Dec. 31,	Year ended Dec. 31,	Year ended Dec. 31,	Year ended Dec. 31,	Year ended Dec. 31,
	Mar. 31, 2012	Jun. 30, 2012	Sep. 30, 2012	Dec. 31, 2012	2012	2011	2010	2009	2008

Opening balance	32,036	32,560	34,365	35,826	32,036	28,522	24,554	14,191	6,179
Increases	8,334	10,024	8,152	8,594	35,103	35,252	31,764	36,067	23,545
Cash recoveries	(3,994)	(4,088)	(3,741)	(4,486)	(16,309)	(16,316)	(15,802)	(15,951)	(11,133)
Foreclosed assets	(701)	(483)	(574)	(388)	(2,146)	(2,699)	(2,484)	(1,882)	(1,066)
Changes in scope of consolidation	(602)	(25)	(1)	—	(628)	69	257	1,033	2,089
Exchange differences	37	(71)	(40)	(435)	(509)	(362)	1,147	890	(871)
Write-offs	(2,550)	(3,552)	(2,335)	(3,011)	(11,447)	(12,430)	(10,914)	(9,794)	(4,552)

Closing balance	32,560	34,365	35,826	36,100	36,100	32,036	28,522	24,554	14,191

Impaired Balances Ratios

The following table shows the total amount of our computable credit risk, our non-performing assets and contingent liabilities by category, our allowances for credit losses, the ratio of our impaired balances to total computable credit risk and our coverage ratio at the dates indicated.

	IFRS At December 31,
	2012	2011	2010	2009	2008
	(in millions of euros, except percentages)
Computable credit risk (1)	794,901	822,657	804,036	758,347	697,200

Non-performing balances by category:
Individuals	16,867	15,981	15,606	14,590	10,114
Mortgages	7,281	6,872	6,304	6,111	3,239
Consumer loans	5,961	6,254	6,487	6,164	5,711
Credit cards and others	3,625	2,855	2,815	2,315	1,164
Enterprises	18,155	14,995	11,321	7,812	2,860
Corporate Banking	991	954	1,550	2,127	1,130
Public sector	87	106	45	25	87

Total non performing balances	36,100	32,036	28,522	24,554	14,191

Allowances for non-performing balances	26,194	19,661	20,748	18,497	12,863

Ratios
Non-performing balances (2) to computable credit risk	4.54%	3.89%	3.55%	3.24%	2.04%
Coverage ratio (3)	72.56%	61.37%	72.74%	75.33%	90.64%
Balances charged-off to total loans and contingent liabilities	1.27%	1.29%	1.21%	1.17%	0.55%

(1)	Computable credit risk is the sum of the face amounts of loans and leases (including non-performing assets but excluding country risk loans), guarantees and documentary credits.
(2)	Impaired or non-performing loans and contingent liabilities, securities and other assets to collect.
(3)	Allowances for non-performing balances as a percentage of non-performing balances.

Non-performing loan (NPL) balances were €36,100 million at December 31, 2012, a €4,064 million increase as compared to €32,036 million at December 31, 2011. The Group’s NPL ratio as of December 31, 2012 was 4.54%, as compared to 3.89% as of December 31, 2011.

The NPL coverage ratio as of December 31, 2012 was 72.6%, as compared to a coverage ratio of 61.4% at the end of 2011. This ratio is calculated as allowances for non-performing balances as a percentage of non-performing balances.

The main reasons for the increases in the NPL ratio are the following:

•	The still weak situation in some markets continues to push up NPLs due to the rise in bad and doubtful loans and slower growth in lending, or reductions in lending volumes in some cases.

•

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

The NPL ratios by country as of December 31, 2012 are set out below.

•

The NPL ratio in Spain was 6.74% (+125 basis points more than at December 2011). Spain’s recession is pushing up NPL entries, largely in the real estate sector, although the recoveries and sale of portfolios is containing the rise in the balance of bad loans. The provisions made for the real estate sector brought the coverage level to 70.6% up from 45.5% at the end of 2011. Excluding the portfolio with real estate purpose, the NPL ratio was 4.0% (+65 basis points more than December 2011) mainly due to the worsening of Spain’s macroeconomic situation as a result of economic slowdown, falling consumer spending and job market deterioration and also due to the reduction in lending. The NPL ratio of the portfolio with mortgage guarantee was slightly lower than in 2011 and ended 2012 at 2.6%, well below that for the rest of businesses in Spain. See Item 4. Information on the Company—Other Material Events.

•

In Portugal, the NPL ratio increased again in December 2012 to 6.56%, compared to 4.06% as of December 31, 2011) due to the difficult economic environment and mainly concentrated in loans to enterprises. Coverage was 53% as of December 31, 2012.

•	Santander Consumer Finance’s NPL ratio was 3.90%, below that at the end of December 2011 (3.97%). Coverage ratio remained virtually unchanged in December 2012 (110%) compared to December 31, 2011.

•

Poland’s Bank Zachodni WBK has a NPL ratio of 4.72%, less than at the end of December 2011 (4.9%) and well below the 6.4% recorded in June 2011 when it was consolidated into the Group. Coverage ratio was 68% as of December 31, 2012.

•

In the U.K., the NPL ratio was 2.05% (1.86% in December 2011). Coverage ratio was 45% as of December 31, 2012. Loan-loss provisions rose 22.8%, although the rate of growth slowed. Both the stock of residential properties in possession (0.06%) as well as the NPL ratio of residential mortgages (1.74%) remained low with underlying performance stable and both better than the sector average, according to the Council of Mortgage Lenders (CML).

•

The NPL for Latin America ratio increased from 4.32% to 5.42%, while coverage decreased from 97% to 88%. Brazil’s NPL ratio is 6.86%, up 148 basis points since December 2011. Provisions for loan losses were 46.2% higher, due to worsening of credit quality in the system, given the environment of low economic growth. However, they started to decline in the third and fourth quarters. Coverage ratio was 90% as of December 31, 2012. The increase in NPL was mainly driven by the commercial, financial and industrial loan portfolios due to unfavorable economic conditions resulting from a slowdown in Brazilian economic activity in 2012 and 2011 and by the installment loans to individuals lending portfolio due to a high level of household debt of Brazilian families combined with inflation.

•

Sovereign’s NPL ratio was 2.29% and coverage 106%. The evolution of both in the first half of 2012 was good and the NPL ratio has declined and coverage increased in every quarter since the end of 2009 due to the improved composition of the portfolio and strict management of risk.

Allowances for non performing balances were €26,194 million at December 31, 2012, a €6,533 million increase as compared to €19,661 million at December 31, 2011. The Group has significantly increased provisions in 2012, mainly in the real estate sector in Spain (see Item 4 “Information of the Company. B-Business Overview-Other Material Events”) and in Latin America largely influenced by increased lending, collective provisions and a worsening of non-performing loans in some markets.

In Spain, the increase in provisions recognized in 2012 was the result of the downturn in the Spanish economy. During 2012, the Spanish economy contracted, provoking a deterioration in the unemployment rate; this situation has affected the amounts expected to be recovered (as a result of the worsening economic situation of borrowers) and has resulted in a decrease in the value of collateral. The impact of these factors was felt in the portfolios of financing to the real estate sector. The real estate sector is being particularly impacted by the Spanish economy and the restructuring of the sector itself, prompted by a drastic reduction in business volume, which is leading to a substantial reduction in installed capacity. Partially offsetting the effect on the market of the decline in construction activity are the volumes of properties foreclosed by financial institutions in the last few years. The excess supply derived from the stock of unsold properties continues to push down the prices of the real estate assets.

In addition to the real estate provisions in Spain explained above, the main increases in the allowances for non performing balances are the following:

In Brazil the allowances for non performing balances increased during 2012 in €852 million due to worsening credit quality in the banking system given the environment of low economic growth. This increase in allowances is concentrated in installment loans to individuals.

In the U.K. the allowances for non performing balances increased during 2012 in €383 million (or 21%) due to an increase of 96.5% in provisions during the year. This increase in provisions mainly relates to the review and full re-assessment of the assets held in the non-core corporate and legacy portfolios in run-off. The provisions relate to assets acquired from Alliance & Leicester plc (particularly the shipping portfolio) as well as certain assets within the old Abbey Commercial Mortgages book. The amount of the provision reflects the increasing losses experienced in these portfolios.

In Portugal the allowances for non performing balances increased during 2012 in €306 million due to the difficult economic environment and mainly concentrated in loans to enterprises.

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

Summary of non-accrual balances	IFRS-IASB Year Ended December 31,
	2012	2011	2010	2009	2008
	(in millions of euros)
Balances classified as non-performing balances	36,100	32,036	28,522	24,554	14,191
Non-performing balances due to country risk	6	7	8	7	2

Total non-accruing balances	36,106	32,043	28,530	24,561	14,193

Foreclosed Assets and Assets Received in Payment of Customer Debts

The tables below set forth the movements in our foreclosed assets and assets acquired in payment of customer debts for the periods shown.

	IFRS-IASB
	Quarterly movements				Year Ended December 31,
	Mar. 31, 2012	Jun. 30, 2012	Sep. 30, 2012	Dec. 31, 2012	2012	2011	2010
	(in millions of euros, except percentages)
Opening balance	9,624	9,316	9,115	8,998	9,624	8,376	7,034
Foreclosures	672	695	675	561	2,603	2,699	3,353
Sales	(649)	(989)	(655)	(955)	(3,248)	(1,591)	(2,182)
Other movements	(331)	93	(137)	7	(368)	140	171

Gross foreclosed assets and assets acquired in payment of customer debts	9,316	9,115	8,998	8,611	8,611	9,624	8,376
Of which: in Spain	8,603	8,400	8,286	7,846	7,846	8,552	7,509
Allowances established	4,368	4,388	4,315	4,416	4,416	4,512	2,512
Of which: in Spain	4,158	4,180	4,189	4,170	4,170	4,278	2,313
Closing balance (net) (*)	4,948	4,727	4,683	4,195	4,195	5,112	5,864

Of which: in Spain	4,445	4,220	4,097	3,676	3,676	4,274	5,196
Allowance as a percentage of foreclosed assets and assets acquired in payment of customer debts	46.9%	48.1%	47.9%	51.3%	51.3%	46.9%	30.0%
Of which: in Spain	48.3%	49.8%	50.6%	53.2%	53.1%	50.0%	30.8%

(*)	The gross balance of foreclosed assets as of December 31, 2012 amounted to €8,611 million. Of this amount, €5,275 million were assets acquired through foreclosure and €3,336 million were assets acquired in payment of customer debts.

Liabilities

Deposits

The principal components of our deposits are customer demand, time and notice deposits, and international and domestic interbank deposits. Our retail customers are the principal source of our demand, time and notice deposits. For an analysis, by domicile of customer, of average domestic and international deposits by type for 2012, 2011 and 2010 see “—Average Balance Sheets and Interest Rates—Liabilities and Interest Expense”.

We compete actively with other commercial banks and with savings banks for domestic deposits. Our share of customer deposits in the Spanish banking system (including Cajas de Ahorros) was 19.7% at December 31, 2012, according to figures published by the Spanish Banking Association (“AEB”) and the Confederación Española de Cajas de Ahorros (“CECA”). See “—Competition” herein.

The following tables analyze our year-end deposits.

Deposits (from central banks and credit institutions and customers) by type of deposit

	IFRS-IASB At December 31,
	2012	2011	2010
	(in millions of euros)
Deposits from central banks and credit institutions-
Reciprocal accounts	508	604	423
Time deposits	92,491	82,817	57,233
Other demand accounts	3,225	3,396	2,678
Repurchase agreements	50,742	51,316	78,197
Central bank credit account drawdowns	6,000	5,005	1,580
Other financial liabilities associated with transferred financial assets	—	—	—
Hybrid financial liabilities	—	—	1

Total	152,966	143,138	140,112
Customer deposits-
Demand deposits-
Current accounts	144,305	155,455	148,066
Savings accounts	167,389	140,583	136,694
Other demand deposits	3,443	3,179	3,431
Time deposits-	—	—	—
Fixed-term deposits	257,583	257,498	275,629
Home-purchase savings accounts	132	174	231
Discount deposits	1,345	732	448
Funds received under financial asset transfers	—	—	—
Hybrid financial liabilities	3,128	4,594	4,754
Other financial liabilities associated with transferred financial assets	—	—	—
Other time deposits	590	139	154
Notice deposits	969	1,338	1,316
Repurchase agreements	47,755	68,841	45,653

Total	626,639	632,533	616,376

Total deposits	779,605	775,671	756,488

Deposits (from central banks and credit institutions and customers) by office location.

	IFRS-IASB At December 31,
	2012	2011	2010
	(in millions of euros)
Deposits from central banks and credit institutions-
Due to credit institutions
Offices in Spain	87,053	69,411	43,998
Offices outside Spain:
Other EU countries	34,894	33,989	60,145
United States	12,648	10,652	11,529
Other OECD countries (1)	55	82	26
Central and South America (1)	18,313	29,003	24,414
Other	3	1	—
Total offices outside Spain	65,913	73,727	96,114

Total	152,966	143,138	140,112

Customer deposits
Offices in Spain	192,588	202,022	218,788
Offices outside Spain:
Other EU countries	261,135	260,529	230,929
United States and Puerto Rico	45,129	43,437	40,855
Other OECD countries (1)	788	939	998
Central and South America (1)	126,842	125,343	124,334
Other	157	263	472
Total offices outside Spain	434,051	430,511	397,588

Total	626,639	632,533	616,376

Total deposits	779,605	775,671	756,488

(1)	In this schedule Mexico is classified under “Central and South America”.

The following table shows the maturity of time deposits (excluding inter-bank deposits) in denominations of $100,000 or more for the year ended December 31, 2012. Large denomination customer deposits may be a less stable source of funds than demand and savings deposits.

	Year Ended December 31, 2012
	Domestic	International	Total
	(in millions of euros)

Under 3 months	6,247	32,139	38,386
3 to 6 months	3,432	9,643	13,075
6 to 12 months	14,991	17,619	32,610
Over 12 months	19,843	31,274	51,117

Total	44,513	90,675	135,188

The aggregate amount of deposits held by non-resident depositors (banks and customers) in our domestic branch network was €55 billion, €57 billion and €64 billion, at December 31, 2012, 2011 and 2010, respectively.

Short-Term Borrowings

	IFRS-IASB At December 31,
	2012		2011		2010
	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate
	(in millions of euros, except percentages)
Securities sold under agreements to repurchase (principally Spanish Treasury notes and bills):
At December 31	98,497	3.27%	120,156	3.60%	123,859	2.38%
Average during year	115,755	3.34%	124,788	3.46%	98,171	3.01%
Maximum month-end balance	133,725		129,570		123,859
Other short-term borrowings:
At December 31	21,984	3.01%	11,774	1.78%	6,871	4.48%
Average during year	19,403	2.74%	7,761	2.69%	20,384	1.51%
Maximum month-end balance	22,304		11,774		29,273

Total short-term borrowings at year-end	120,481	3.22%	131,930	3.43%	130,730	2.49%

Competition

We face strong competition in all of our principal areas of operation from other banks, savings banks, credit co-operatives, brokerage services, on-line banks, insurance companies and other financial services firms.

Banks

At the end of December 2012, Banco Bilbao Vizcaya Argentaria, S.A. and Banco Santander, S.A. accounted for approximately 50.4% of loans and 55.7% of deposits of all Spanish banks, which in turn represented 31.0% of loans and 33.1% of deposits of the financial system, according to figures published by the AEB and the CECA.

Foreign banks also have a presence in the Spanish banking system as a result of liberalization measures adopted by the Bank of Spain in 1978. At December 31, 2012, there were 85 foreign banks (of which 77 were from European Union countries) with branches in Spain. In addition, there were 20 Spanish subsidiary banks of foreign banks (of which 15 were from European Union countries).

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

The global banking crisis has reduced the capacity of many institutions to lend and has resulted in the withdrawal or disappearance of a number of market participants and significant consolidation of competitors, particularly in the U.S. and U.K. Competition for retail deposits has intensified significantly reflecting the difficulties in the wholesale money markets.

In a number of these markets there are regulatory barriers to entry or expansion, and the state ownership of banks. Competition is generally intensifying as more players enter markets that are perceived to be de-regulating and offer significant growth potential.

Competition for corporate and institutional customers in the U.K. is from U.K. banks and from large foreign financial institutions that are also active and offer combined investment and commercial banking capabilities. Santander U.K.’s main competitors are established U.K. banks, building societies and insurance companies and other financial services providers (such as supermarket chains and large retailers).

In the U.K. credit card market large retailers and specialist card issuers, including major U.S. operators, are active in addition to the U.K. banks. In addition to physical distribution channels, providers compete through direct marketing activity and the Internet.

In the United States, Sovereign competes in the Northeastern, New England and New York retail and mid-corporate banking markets with local and regional banks and other financial institutions. Sovereign also competes in the U.S. in large corporate lending and specialized finance markets, and in fixed-income trading and sales. Competition is principally with the large U.S. commercial and investment banks and international banks active in the US.

Savings Banks

Spanish savings banks (“Cajas de Ahorros”) are mutual organizations which engage in the same activities as banks, but primarily take deposits and make loans, principally to individual customers and small to medium-sized companies. The Spanish savings banks provided strong competition for the demand and savings deposits through a vast network of offices in Spain. Royal Decree-Law 2/2011, of February 18, was designed to reinforce the Spanish financial system and opened up a new stage in the process of restructuring and strengthening the Spanish savings banks. The focus was set on recapitalizing institutions that needed more capital and encouraging the savings banks to transfer their financial activity to a bank to ease their access to capital markets and wholesale funding. As of December 31, 2012, the downsizing of the savings sector within this framework has been finalized and the savings banks have completed their conversion into commercial banks.

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

The Governing Council is the body in charge of formulating monetary policy for the euro area and adopting the guidelines and decisions necessary to ensure the performance of the tasks entrusted to the Eurosystem. The Executive Board is the body in charge of implementing the monetary policy for the euro area laid out by the Governing Council and providing the instructions necessary to carry out monetary policy to the euro area’s national central banks. The General Council is the transitional body which carries out the tasks taken over from the European Monetary Institute which the ECB is required to perform in Stage III of the European Monetary Union on account of the fact that not all EU Member States have adopted the euro yet.

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

Since January 1, 1999, the Bank of Spain has performed the following basic functions attributed to the European System of Central Banks:

•	defining and executing the European Union monetary policy;

•	conducting currency exchange operations consistent with the provisions of Article 109 of the Treaty on European Union, and holding and managing the States’ official currency reserves;

•	promoting the sound working of payment systems in the euro area; and

•	issuing legal tender bank notes.

Notwithstanding the European Monetary Union, the Bank of Spain, as the Spanish national central bank, continues to be responsible for:

•	maintaining, administering and managing the foreign exchange and precious metal reserves;

•	promoting the sound working and stability of the financial system and, without prejudice to the functions of the European System of Central Banks, of national payment systems;

•	supervising and compliance with the specific rules of credit institutions, other entities and financial markets, for which it has been assigned supervisory responsibility;

•	placing coins in circulation and the performance, on behalf of the State, of all such other functions entrusted to it in this connection;

•	preparing and publishing statistics relating to its functions, and assisting the European Central Bank in the compilation of the necessary statistical information;

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

Accordingly, the Group continued in 2012 with the progressive implementation of the technology platforms and methodological improvements required for the roll-out of the AIRB approaches. In 2012 we obtained approval for the SMEs portfolio of Santander Totta, S.A. and the integration of Santander UK’s advanced approaches for mortgages. During 2011, in the course of the year the Group obtained regulatory authorization for various units, most notably Santander Consumer España, Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander and the global corporate customer portfolios in Brazil and Chile. In addition, in 2008 the Group obtained authorization from the supervisory authorities to use advanced approaches for the calculation of regulatory capital requirements for credit risk for the Parent bank and the main subsidiaries in Spain, the United Kingdom and Portugal. The Group’s Basel implementation strategy is focused on obtaining authorization for the use of AIRB approaches at the main entities in the Americas and at consumer banking entities in Europe.

As regards the other risks explicitly addressed in the Basel Capital Accord, Grupo Santander was authorized to use its internal model for market risk with respect to the treasury’s trading activities of units in Spain, Mexico, Chile and Portugal, thus continuing implementation of the roll-out plan it submitted to the Bank of Spain for the other units.

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

Also, Royal Decree-Law 2/2011, approved on February 18, 2011, established the implementing regulations of the plan to strengthen the financial sector published in January 2011 by the Spanish Ministry of Economy and Competitiveness, which aimed, among others, to establish certain minimum requirements for core capital, in advance of those established by Basel III, to be met before autumn 2011. At the reporting date, the Group had complied with these minimum core capital requirements.

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

At December 31, 2012, our eligible capital exceeded the minimum required by the Bank of Spain by over €21.2 billion. Our Spanish subsidiary banks were, at December 31, 2012, each in compliance with these capital adequacy requirements, and all our foreign subsidiary banks were in compliance with their local regulations.

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

Employee Pension Plans

At December 31, 2012, our pension plans were all funded according to the criteria disclosed in Note 25 to our consolidated financial statements.

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

Deposit Guarantee Fund

The Deposit Guarantee Fund on Credit Institutions (“Fondo de Garantía de Depósitos”, or the “FGD”), which operates under the guidance of the Bank of Spain, guarantees in the case of the Bank and our Spanish banking subsidiaries: (i) bank deposits up to €100,000 per depositor; and (ii) securities and financial instruments which have been assigned to a credit institution for its deposit, register or for other such services, up to €100,000 per investor. Law 9/2012, of 14 November, on restructuring and dissolution of credit entities (which enacts all the provisions of the Royal Decree-

law 24/2012, of 31 August), which has strengthened the position of the Fund for the Orderly Restructuring of the Banking Sector (Fondo de Restructuración Ordenada Bancaria or FROB) giving it a prominent role within the restructuring and resolution processes of credit entities, clarified the role of the FGD, being now limited to guaranteeing deposits. However, taking into account the principle of minimal capital impact, the FGD may participate in resolution proceedings by granting financial support in exceptional cases.

The FGD is funded by annual contributions from member banks. The amount of such bank’s contributions will not exceed 3 per thousand of the year-end amount of deposits to which the guarantee extends depending of the kind of credit institution. Nevertheless, further contributions will be suspended when the FGD’s funds exceed the requirement by 1% or more of the calculation basis.

As of December 31, 2012, the Bank and its domestic bank subsidiaries were members of the FGD and thus were obligated to make annual contributions to it.

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

Recent Legislation

Law 6/2011 of April 11, 2011 amended Law 13/1985 of May 25, 1985 on investment ratios, own funds and reporting requirements for financial intermediaries, Law 24/1988 of July 28, 1988 on the securities market and Legislative Royal Decree 1298/1986 of June 28, 1986 on the adaptation of current regulatory credit institutions law to EU legislation. The purpose of this Law is to commence transposition of Directive 2009/111/EC of the European Parliament and of the Council of September 16, 2009 amending Directives 2006/48/EC, 2006/49/EC and 2007/64/EC as regards banks affiliated to central institutions, certain own funds items, large exposures, supervisory arrangements and crisis management. In connection with this, Royal Decree 771/2011 of June 3, 2011 amended Royal Decree 216/2008 of February 15, 2008 on financial institutions’ own funds and Royal Decree 2606/1996 of December 20, 1996 on credit institutions deposit guarantee funds. The most noteworthy developments from this financial regulation are (i) that it makes it compulsory for credit institutions and investment firms to meet certain requirements to allow them to assume exposures to securitization positions and to initiate such securitization; (ii) adapts the legal regime governing credit institution preference shares to conform international requirements ensuring accordingly that they are an effective instrument for meeting solvency requirements; (iii) changes the limit on large exposures of credit institutions generally maintaining it such that the value of that exposures of a credit institution to a customer (entity or economic group) may not exceed 25% of its own funds; (iv) changes the risk management policy of credit institutions, especially that regarding liquidity risk, and sets up new credit institution remuneration policies; (v) strengths the competence and cooperation between supervisors; and (vi) amends the legislation on credit institution deposit guarantee funds, introducing a new regime for additional contributions to these funds based on the remuneration of the deposits in them. Circular 4/2011, of 30 November 2011, of the Bank of Spain, which amended Circular 3/2008, of 22 May 2008, on the determination and control of minimum own funds, completed the transposition of EU legislation on own funds in force at that time. This transposition was initiated with Sustainable Economy Law 2/2011 of 4 March 2011 and followed up by Law 6/2011 of 11 April 2011, which amended Law 13/1985 of 25 May 1985 on investment ratios, own funds and reporting requirements for financial intermediaries, Law 24/1988 of 28 July 1988 on the securities market and Legislative Royal Decree 1298/1986 of 28 June 1986 on the adaptation of current credit institution law to EU legislation, and, finally, by Royal Decree 771/2011 of 3 June 2011 amending Royal Decree 216/2008 of 15 February 2008 on the own funds of financial institutions.

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

Law 31/2011, of October 4, 2011, amended Collective Investment Institutions Law 35/2003 of November 4 in order to adapt it to recent EU legislation. It introduced certain technical improvements and various qualifications in respect of the requirements for taking up and pursuing the activity of Collective Investment Institutions and also the “Community passport” for the cross-border management of investment funds, as envisaged by Directive 2009/65/EC.

Law 32/2011, of October 4, 2011, which came into force on 6 October 2011, amended Law 24/1988, of July 28, on the Securities Market, and is intended, among other aspects, to reform securities clearing, settlement and registration arrangements. The Law 32/2011 imposed the obligation to carry out all equity transactions traded, in both, official secondary markets and multilateral trading systems through a central counterparty. Likewise, it removed the references to the mechanism for ensuring delivery allowing, ultimately, for cash settlement when securities cannot be obtained. In addition, Law 32/2011 sets up the basis of the regulatory regime of the central counterparty, establishing, among others: (i) the obligation to take the form of public limited company; (ii) the need to be authorized by the Ministry of Economy and Finance; (iii) that it will be subject to the supervisory regime of Spanish Securities Commission (CNMV) and Bank of Spain; (iv) that it will be subject to the significant shareholding regime of Law 24/1988, of July 28, on the Securities Market; (v) regulation of the committees that will form part of the central counterparty; and (vi) regulation of the insolvency of the central counterparty, any of its members or any client of a member. The Law 32/1001 also amended IBERCLEAR’s regulatory regime in connection with: (i) new corporate law rules that will facilitate the relationship between IBERCLEAR and the other agents of the trading and post-trading system and (ii) the regulation on the agreements that IBERCLEAR may carry out is completed to provide a better coverage to the TARGET2-Securities project.

Royal Decree 1360/2011 of October 7, 2011, amending Royal Decree 1816/1991 of 20 December 1991, on cross-border economic transactions, and Ministerial Order EHA 2670/2011 of 7 October 2011, amending the Order dated December 27, 1991, which implemented Royal Decree 1816/1991, was aimed at aligning Spanish regulations in this area to those in force in practically all the Member States, and at acting in anticipation of the forthcoming reform of Regulation 924/2009, of the European Parliament and of the Council of September 16, 2009 on cross-border payments in the Community. Apart from certain improvements in aspects relating to the accreditation of resident and non-resident status, the main content of the recent regulations amended the reporting system for statistical purposes of cross-border economic transactions. Under the previous system, entities had to identify transactions entailing a cross-border payment, demanding data of customers to complete the information on the transactions in which they were taking part, and to submit such information to the Bank of Spain. The new regulations eliminated the obligation to submit that information which is not immediately available to them and automatable. Furthermore, for those making cross-border transactions, the obligation is included to furnish the information that the Bank of Spain may require of them. The Royal Decree and the Order became effective on June 1, 2012.

Law 38/2011, of October 10, 2011, reforming Insolvency Law 22/2003 of July 9, which became effective on January 1, 2012, introduces a series of amendments in order to correct errors of approach detected in practice and to update the attendant regulations on the basis of the experience and the application thereof. It also affords insolvency proceedings greater legal certainty; the opening up of alternatives which seek to strike a balance between the firm’s viability and the necessary legal guarantees; the promotion of electronic media, and simplified and more flexible proceedings.

Royal Decree-Law 9/2012, of March 16, 2012, on simplification of reporting and documentation requirements in the case of mergers and divisions of share capital companies amended the consolidated text of the Share Capital Companies Law enacted by Legislative Royal Decree 1/2010 of July 2, 2010 and Law 3/2009 of April 3, 2009 on structural changes to companies, aiming at transposing into Spanish law Directive 2009/109/EC of the European Parliament and of the Council of September 16, 2009 amending Council Directives 77/91/EEC, 78/855/EEC and 82/891/EEC, and Directive 2005/56/EC regarding reporting and documentation requirements in the case of mergers and divisions. The Royal Decree-Law 9/2012 became effective on March 18, 2012. Law 1/2012, of June 22, 2012, on simplification of reporting and documentation requirements in the case of mergers and divisions of share capital companies, repealed Royal Decree-Law 9/2012 of March 16, 2012.

Royal Decree 778/2012 of May 4, 2012, on the legal regime for electronic money institutions (ELMIs), implementing Law 21/2011 of July 26, 2011 on electronic money, established a new regulatory framework for ELMIs and the issuance of electronic money. This Royal Decree completed the transposition of Directive 2009/110/EC of September 16, 2009 on the taking up, pursuit and prudential supervision of the business of ELMIs amending Directives 2005/60/EC of October 26, 2005 and 2006/48/EC of June 14, 2006 and repealing Directive 2000/46/EC of September 18, 2000. The Royal Decree became effective on May 6, 2012.

Royal Decree 1336/2012, of September 21, 2012 amended certain royal decrees relating to the powers of European Services Authorities. This Royal Decree, which completes the transposition of Directive 2010/78/EU of the European Parliament and of the Council of November 24, 2010, incorporates into Spanish law the obligation of the competent authorities (Bank of Spain and CNMV) to cooperate with, inform and communicate with their European counterparts (the European Banking Authority (EBA) and the European Securities and Markets Authority (ESMA)) on certain matters, some of which were initially regulated in Royal Decree-Law 10/2012 of March 23, 2012 amending certain financial legal provisions relating to the powers of the ESAs, and which are now addressed in their respective implementing provisions.

Royal Decree 1082/2012 of July 13, 2012, approved the implementing Regulations of Collective Investment Institutions (CIIs) Law 35/2003 of November 4, 2012, ended by Law 31/2011 of October 4, 2012. It also repealed the previous regulations in Royal Decree 1309/2005 of November 4, 2005. Among other things, the Royal Decree includes the amendments recently made by Law 31/2011 to Law 35/2003 and advances the transposition of EU legislation. The Royal Decree became effective on July 21, 2012.

Royal Decree-Law 20/2012 of July 13, 2012 on measures to ensure budgetary stability and the promotion of competitiveness which, among other reforms, amended Law 24/1988 of July 28, 1988 on the Securities Market (and Law 44/2002 of November 22, 2002 on financial system reform measures) to include a new financial instrument in the Spanish legal system, the so-called “internationalization covered bonds” (“cédulas de internacionalización”). These bonds are similar to “territorial covered bonds” (“cédulas territoriales”), introduced by Law 44/2002 and are fixed-income securities that may be issued by credit institutions, whose capital and interest are especially secured by loans and credits granted for the internationalization of companies. The total amount of internationalization covered bonds issued by a credit institution may not exceed 70% of the amount of the unrepaid “eligible” loans and credits.

The Royal Decree-Law 20/2012 also introduces new tax measures on a range of taxes which, in some cases, amends or expands the reforms previously introduced by the Royal Decree-Law 9/2011, 20/2011 and 12/2012. The following are the most important tax measures in the Corporate Income Tax: (i) In 2012 and 2013 the offsetting of negative tax bases generated in previous years will be restricted to 50% for those entities whose turnover during the previous year was between €20 million and €60 million (the figure was previously 75%) and to 25% if the turnover exceeds €60 million (previously 50%). Over this same period, the deduction for goodwill arising from acquisitions of businesses will be subject to the maximum annual limit of 1% of the related amount (5% previously) (ii) Likewise, for fiscal years 2012 and 2013, the ceiling on the tax deduction for intangible fixed assets with an indefinite useful life is reduced from 10% to 2%. Regarding indirect taxation, as from September 1, 2012, the Royal Decree-Law also sets up that the standard rate of VAT increases from 18% to 21%, the reduced rate from 8% to 10%, and the super-reduced rate is held at 4%, which is applicable to staple goods and services. Certain goods and services hitherto taxed at the reduced rate (8%) will now be taxed at the standard rate (21%). Finally, the tax rate applicable to the delivery of housing units is maintained at 4% until December 31, 2012.

Law 16/2012, of December 27, by which different tax measures are adopted in the aim of consolidating public finances and the impulse of the economic activity (the Tax Measures Act). The following are the most significant measures in the Corporate Income Tax: the legal and tax regime of Real Estate Investment Trusts (SOCIMI) has been modified; the tax neutrality regime has been broadened to cover certain transactions of restructuring and winding-up of credit institutions; and, only with effect for fiscal years starting in 2013 and 2014, the tax depreciation of fixed tangible and intangible assets and real estate properties has been limited for large sized companies to 70% of the amount that would have been tax deductible before the limitation. The Law also creates the “tax on deposits at credit institutions”, aimed to tax deposits of all types placed at credit institutions throughout the country, though an initial tax rate of 0% has been established. Additionally, this Law has extended the enforcement of Wealth Tax for tax year 2013.

Law 7/2012, of October 29, which amends taxation and budgetary regulations and adapts financial regulation to permit increased action to prevent and combat fraud. Among other measures, it introduces the obligation for Spanish tax residents (whether they are private people or companies located in Spain) to make a tax declaration informing of all the assets they might have abroad, and limits to €2,500 the amount for cash transactions involving a professional or a business. In the VAT, new cases of reverse VAT charge are included in the supply of real estate where certain exemptions are waived, or the supply derives from the execution of a guarantee imposed on that property. In addition, article 108 of the Stock Exchange Law (Law 24/1988), regarding indirect taxation in the transfer of securities of companies that hold real estate assets, has been modified and simplified reducing its scope and being characterized as an anti-abuse provision.

Organic Law 7/2012, of December 27, on the amendment of the Criminal Code with respect to transparency and fighting tax and social security fraud. The reform includes an increase of the penalties and an extension to ten years in the statute of limitations for those who commit tax fraud when the quota exceeds €600,000 defrauded, fraud is done through a criminal group or organization, or the tax fraud is committed by the interposition of entities, business, tax havens or tax-free jurisdictions. The reform also contemplates the possibility of mitigating a penalty where the alleged tax offender admits the commission of the offence and pays the tax liability due.

On June 29, 2012, Argentina unilaterally terminated the Tax Treaty signed with Spain with effects from January 1, 2013. Nevertheless, on March 13, 2013, a new Tax Treaty and protocol was signed between both countries, which still needs to be ratified, but that will take effect retroactively from January 1, 2013. Among the most significant changes included in the new Tax Treaty was the elimination of the exclusive taxation in the country of residence of assets consisting of shares in a company and the Most Favorable Nation clause (affecting interest, royalties and capital gains) of the previous protocol.

On January 14, 2013 the U.S. and the Kingdom of Spain signed a protocol amending the Tax Treaty, which needs to be ratified by both countries and will enter into force three months following the later of the dates on which any of the countries give notice that their internal procedures for entry into force have been fulfilled. Among the most significant changes included in the Tax Treaty was the elimination of the taxation at source for interest, royalties and for dividends if the beneficial owner is a company that has owned shares in the last year representing 80% of the voting capital (withholding will be 5% if the recipient does not reach that percentage, but at least 10%). Capital gains will not be subject to taxation at source, unless they derive from the sale of real estate or companies whose assets consist mainly of real estate.

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

•

Royal Decree-Law 12/2012 of March 30, which introduces several tax and administrative measures designed to reduce the public deficit. The most significant measures approved refer to the Corporate Income Tax, some of them with a permanent nature, such as the limitation of the deductibility of financial expenses, the non-deductibility of certain intragroup financial expenses, and the elimination of the accelerated depreciation regime for large sized companies; and others temporary which will only affect tax years beginning within 2012 and 2013, such as the limitation of the deductibility of goodwill, and the introduction of a minimum advanced staged payment for larger companies.

•

Royal Decree-Law 2/2012 of February 3, which came into force on February 4, is primarily aimed at strengthening and rationalizing the balance sheets of Spanish financial institutions and consolidated group of credit institutions in relation to the large exposures to real estate assets through loans to real estate developers and repossessed assets, by increased provisioning combined with a requirement for an additional capital buffer on impaired assets. This Royal Decree-Law is also aimed at promoting consolidation of the financial sector, giving incentives to new integration processes among the Spanish financial institutions and introducing operational changes to the Fund for Orderly Bank Restructuring (“FROB”) and reinforcing new corporate governance rules for financial institutions which have received financial support from the FROB. (See Item 4. Information on the Company—A. History and development of the company—Recent Events’ herein)

•

Royal Decree-Law 10/2012, of March 23, 2012, amended certain financial legislation in relation to the powers of the European Supervisory Authorities, aiming at adapting national supervisory arrangements to the new European supervisory framework so that Spain acts in coordination with the new European Supervisory Authorities, as well as with other Member States. In general, this Royal Decree-Law introduces the obligation for the Spanish supervisory authorities of the different financial institutions (Bank of Spain, CNMV and Directorate General of Insurance and Pension Funds) to cooperate with their European counterparts (European Banking Authority, European Securities and Markets Authority, and European Insurance and Occupational Pensions Authority, respectively), as well as with the European Systemic Risk Board. Furthermore, they shall provide these authorities with all the information that they need in order to perform their functions as conferred under European regulations.

•

Royal Decree-Law 3/2012, of February 10, 2012, on urgent labour reform measures was enacted. From the standpoint of financial regulation, the seventh additional provision of Royal Decree-Law 3/2012 complements Royal Decree-Law 2/2012 of February 3, 2012 on clean-up of the financial sector balance sheet in respect to the establishment of a specific remuneration regime applicable to the directors and managers of credit institutions that receive government financial support for balance sheet clean-up and restructuring, as regards limitations on severance payments. Additionally, it sets certain rules on the termination of credit institution directors’ or managers’ contracts due to the imposition of sanctions and on the suspension of those contracts due to suspension of the directors or managers or certain cases of provisional replacement thereof. Credit institutions majority owned or financially supported by the FROB may in no case make severance payments for contract termination exceeding the lower of the following amounts: (i) twice the maximum bases set in Royal Decree-Law 2/2012 of February 3, 2012 on clean-up of the financial sector balance sheet; or (ii) two years of stipulated fixed remuneration.

•

Royal Decree-Law 6/2012, of March 9, 2012, which became effective on March 11, 2012, on urgent measures to protect mortgagors without funds established measures to foster the restructuring of the mortgage debt of persons suffering extraordinary difficulty in meeting payments, and to set in place mechanisms to make mortgage foreclosure procedures more flexible. The protection model designed is based on a code of good practices for the viable restructuring of mortgage debts on the principle residence, which is supplemented by tax measures. It shall apply to debtors within the exclusion threshold who hold loans for the purchase of houses the purchase price of which does not exceed certain levels applicable at the date of its entry into force.

•

Royal Decree-Law 4/2012, of February 24, 2012, set out information obligations and procedures necessary to establish a financing mechanism for payments to local government suppliers, and Royal Decree-Law 7/201, both of March 9, 2012, amended by Royal Decree-Law 10/2012 of March 23, 2012 and set up the Fund for Financing Payments to Suppliers. Royal Decree-Law 4/2012 is aimed to provide the conditions necessary for local governments to meet their outstanding payment obligations to suppliers stemming from the tendering out of works, supplies or services. For this purpose it sets in place an extraordinary financing mechanism, of which regional governments can also avail themselves. Royal Decree-Law 7/2012 sets up the Fondo para la Financiación de los Pagos a Proveedores (Fund for Financing Payments to Suppliers, hereafter “the Fund”) and regulates the terms and conditions of transactions for paying the outstanding obligations of local governments and, where applicable, of the regional governments that have availed themselves of this financing mechanism.

•

Royal Decree-Law 18/2012, of May 11, 2012, on write-downs and sales of the financial sector’s real estate assets, which builds on Royal Decree-Law 2/2012 of February 3, 2012, and which became effective on May 12, 2012, required credit institutions to create new provisions for their portfolio of loans and assets foreclosed or received in payment of debts relating to development land and to real estate construction or development. The new requirements must be complied with before December 31, 2012, except in the case of institutions that carry out integration processes during 2012, which will have 12 months from when such processes are authorized. These processes must involve a significant transformation of the institutions concerned, involve institutions that do not belong to the same group and comply with the following conditions: (i) They must be carried out through operations that entail structural modifications or the acquisition of institutions in which the Fund for the Orderly Restructuring of the Banking Sector (FROB) has a majority holding, or for which the latter has been appointed provisional administrator; (ii) they will include measures tending to improve their corporate governance; and (iii) they must incorporate a plan for the divestment of assets related to real estate exposures, as well as commitments to increase lending to households and small and medium-sized enterprises. For this purpose, credit institutions and consolidable groups of credit institutions had to submit a plan to the Bank of Spain, by June 11, 2012, detailing the measures they intended to adopt to comply with the new requirements.

Those institutions that, as a consequence of these write-downs, have a capital or core capital shortfall according to the rules in effect will have to capitalize themselves in the market or, failing that, request financial support from the FROB. This might consist in subscription for instruments convertible into shares (contingent convertible bonds, known as “CoCos”) or contributions to share capital, irrespective of whether they participate in integration processes. Institutions that seek this support must submit a restructuring plan which, inter alia, must set out the support measures that the envisaged FROB intervention would include.

In order for real estate assets to be identified and sold, the Royal Decree-Law 18/2012 envisages the creation of share capital companies to which credit institutions must transfer all the real estate assets foreclosed or received in payment of debts relating to land or real estate construction or development, and other real estate assets foreclosed or received in payment of debts since December 31, 2011.

The transfers must be made at fair value and by the end of the period for setting aside the new provisions established in Royal Decree-Laws 2/2012 and 18/2012 (i.e. before December 31, 2012, unless integration processes are carried out). In the event of absence of and difficulty estimating a fair value, the value in the accounts of the institution contributing the asset may be used instead, taking into account the provisions that must be created for the assets pursuant to Royal Decree-Laws 2/2012 and 18/2012.

Where credit institutions have received financial support from the FROB, the exclusive corporate objects of the companies to which they transfer their assets will be the management and disposal, directly or indirectly, of such assets. In addition, they will be obliged to dispose each year of at least 5% of their assets to a third party other than the transferor credit institution or any other company in the same group. The directors of such companies must have proven experience in the management of real estate assets.

Finally, these credit institutions will have a period of three years, from the effective date of this Royal Decree-Law, to adopt and implement the necessary measures to ensure that the link of the asset management company to the institution is, at most, that of an associate.

•

Law 8/2012 of October 30, 2012 on write-downs and sales of the financial sector’s real estate assets, which became effective on October 31, 2012, gives the provisions of Royal Decree-Law 18/2012, May 11, 2012 the status of a law. Among other things, it required additional provisions to those already established in Royal Decree-Law 2/2012 of February 3, 2012, consolidating the financial sector in the wake of the impairment of its loans to the property business. These new requirements must have been complied with by the credit institutions by December 31, 2012. It also clarified a number of points regarding Royal Decree-Law 2/2012 to ensure consistency with Royal Decree-Law 18/2012, and the opportunity was taken to modify a number of financial regulations.

The Law 8/2012 also introduced special treatment for preference shares under the terms of Royal Decree-Law 18/2012. Thus, credit institutions facing equity capital difficulties as a result of applying the new provisions may include in their consolidation plan an application to defer for up to 12 months the envisaged remuneration on preference shares or mandatory convertible debt instruments in circulation before May 12, 2012 (date of entry into force of Royal Decree-Law 18/2012) or on instruments exchanged for the foregoing. Once this period has expired, deferred remuneration may only be paid if sufficient distributable profits or reserves are available and there is no capital shortfall at the parent credit institution. The Law also empowers the government to stipulate under what circumstances institutions issuing preferred shares or subordinate bonds are to offer to exchange them for shares or subordinate bonds in the issuing institution or a member of its group, and the criteria for determining the percentage of the nominal value of the instruments to be exchanged.

•

Royal Decree-Law 21/2012 of July 13, 2012 on liquidity measures for general government and in the financial field, which became effective on July 15, 2012, introduced certain amendments to the Spanish regulation from the financial regulation standpoint. Among others, it authorized the FROB to subscribe to the agreements and contracts necessary to formalize and place at the disposal of the State and the FROB itself the financial assistance that it may receive, directly or indirectly through the State, in cash or in debt securities, not being this assistance subject to the limits envisaged in article 2.5 of Royal Decree-Law 9/2009 of June 26, 2009 on bank restructuring and the strengthening of credit institutions’ own funds. As part of the recapitalization processes envisaged in Royal Decree-Law 9/2009, the FROB may advance in the form of a loan, in cash, or in debt securities the amount of the financial support that the institutions participating in these processes had requested. The decision to grant these advances will be conditional upon a series of circumstances which, in the opinion of the Bank of Spain, may determine that the institution in question is subject to liquidity tensions that may affect its stability during the period needed for the effective subscription and disbursement of the support from the FROB.

The Royal Decree-Law also envisaged the institution of a territorial financing mechanism which involves the creation of a Regional Government Liquidity Fund that will be funded with a charge to the State budget with an extraordinary budgetary appropriation for an amount of €18 billion. The Fund was assigned to the Ministry of Economy and General Government through the Secretariat of State for General Government, and it will be managed by the Official Credit Institute (OCI). It will extend loans to the Regional Governments, in order to cover their financial liquidity needs.

The Royal Decree-Law also exempted the Bank of Spain from the duty of professional secrecy so it may provide the European Commission, the European Central Bank, the European Banking Authority, the IMF, the European Financial Stability Facility and, where appropriate, the European Stability Mechanism with the information needed for the proper performance of their functions in respect of financial assistance for the recapitalization of Spanish financial institutions.

•

Royal Decree-Law 24/2012 of August 31, 2012, on restructuring and resolution of credit institutions, which repeals Royal Decree-Law 9/2009 of June 26, 2009 on bank restructuring and strengthening of the capital of credit institutions, as well as certain sections of Royal Decree-Law 2/2011 of February 18, 2011 on the strengthening of the Spanish financial system, and of Royal Decree-Law 2/2012 of February 3, 2012 on restructuring of the financial sector, also, introduced various amendments to a large number of provisions with the status of Law. The Royal Decree-Law included the following measures: (i) a new enhanced framework for the management of credit institution crises, which will allow such institutions to be effectively restructured and, where necessary, resolved (wound up) in an orderly manner; (ii) new regulation of the FROB, which delimits its powers and significantly enhances the tools for intervention in all phases of the management of credit institution crises; (iii) a system of burden sharing to distribute the costs of credit institution restructuring and resolution between the public and private sectors; (iv) the legal framework for the incorporation of an Asset Management Company; (v) greater protection for retail investors; (vi) a new regime of “capital principal” requirements that must be complied with by institutions, which covers both the definition and level of such capital; (vii) the transfer of certain powers to the Bank of Spain; (viii) new functions of the Deposit Guarantee Fund for Credit Institutions, and (ix) new limits on the remuneration of executives of credit institutions that receive financial support.

The Royal Decree-Law, besides modifying the definition of “capital principal” (core capital) to adapt it to the one used by the European Banking Authority, also modified with effect from January 1, 2013, the “capital principal” (core capital) requirements established by Royal Decree-Law 2/2011 of February 18 on the strengthening of the financial system that institutions and consolidable groups must comply with. Specifically, the requirements of 8% (general) and 10% (for institutions that have not sold at least 20% of the securities representing their capital to third parties, and that have a wholesale funding ratio of more than 20%) were converted into a single 9% requirement. The Royal Decree-Law became effective on August 31, 2012. Law 9/2012, of November 14, 2012 on restructuring and resolution of credit institution was published on November 15, 2012, and raised the content of Royal Decree-Law 24/2012 of August 31, 2012 on restructuring and resolution of credit institutions (which it repeals) to the status of a Law, and introduces some significant new provisions on the regulation of asset management companies (AMCs), and the segregated assets of AMCs’, which the Law terms “bank asset funds” (FABs). The Law also makes a number of changes of relevance to the financial sphere.

•

Law 9/2012 of November 14, 2012 (discussed above) sets out the general framework for asset management companies (AMCs) established in Royal Decree-Law 24/2012 of August 31, 2012, which are envisaged as tools for credit institution restructuring and resolution, and introduces some significant changes. The general legal framework applicable to AMCs, the regulations governing them, and other additional details were recently enacted in Royal Decree 1559/2012 of November 15, 2012. AMCs’ purpose is to concentrate those assets considered problematic or which might be detrimental to credit institutions’ balance sheets or jeopardize their viability, by removing them from the balance sheet and allowing them to be independently managed. The objectives AMCs are to pursue through their operations are: (i) to help consolidate the financial system by acquiring the relevant assets, such that simultaneous with their change of ownership there is an effective transfer of the risks associated with them; (ii) to minimize public financial support; (iii) to pay the debts and obligations incurred in the course of conducting their activities; (iv) to minimize possible market distortions resulting from their activities; and (v) to dispose of the assets acquired in a way that optimizes their value within the timescale for which they have been constituted. The FROB may oblige a credit institution to transfer certain classes of assets on its balance sheet to an AMC, including those on the balance sheet of any entity over which the credit institution exercises control. Asset management companies regulated under Royal Decree Law 18/2012 of May 11, 2012, on the writing down and sale of the real estate assets of the financial sector, the regulations for which were given the status of law by Law 8/2012 of October 30, 2012, are not considered AMCs.

•

Royal Decree-Law 27/2012 of November 15, 2012, on urgent measures to strengthen the protection of mortgage debtors was approved and has two main objectives: to put in place a two year moratorium on evictions of vulnerable families from their primary residence, and to create a stock of social housing. For a period of two years from the effective date of the law, evictions of families considered to be particularly vulnerable for any of the reasons enumerated below will not be permitted. Moreover, for this purpose, the home must have been awarded to the creditor, or person acting on the latter’s behalf, during the mortgage foreclosure proceedings, and other financial circumstances must also apply. The Royal Decree came into force on November 16, 2012.

United Kingdom Regulation

FSA

Both Santander UK and our London branch are regulated by the Financial Services Authority (“FSA”). The FSA is the single statutory regulator responsible for regulating deposit taking, mortgages, insurance and investment business pursuant to the Financial Services and Markets Act 2000 (“FSMA”). It is a criminal offence for any person to carry on any of the activities regulated under the FSMA in the United Kingdom by way of business unless that person is authorized by the FSA or falls under an exemption.

The FSA has authorized Santander UK, as well as some of its subsidiaries, to carry on certain regulated activities. The regulated activities they are authorized to engage in depend upon permissions granted by the FSA. The main permitted activities of Santander UK and its authorized subsidiaries are described below.

The U.K. Government has announced a new regulatory framework, with effect from April 1, 2013, upon implementation of the Financial Services Act 2012 (the “Act”). Under the Act, the FSA has been replaced by two regulatory bodies, the Prudential Regulatory Authority (the “PRA”), which has responsibility for the prudential regulation of deposit takers and insurance companies, and the Financial Conduct Authority (the ‘FCA’), which supervises conduct of business, and maintain orderly financial markets for consumers.

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

U.K. Bank Levy

HM Treasury introduced an annual U.K. bank levy (the ‘U.K. Bank Levy’) via legislation in the Finance Act 2011. The U.K. Bank Levy is imposed on (amongst other entities) U.K. banking groups and subsidiaries, and therefore applies to Santander UK. The amount of the U.K. Bank Levy is based on a bank’s total liabilities, excluding (amongst other things)

Tier 1 Capital, insured retail deposits and repos secured on sovereign debt. A reduced rate is applied to longer-term liabilities. The U.K. Government intends that the U.K. Bank Levy should raise at least £2.5 billion each year. To offset the shortfall in U.K. Bank Levy receipts, and also to take account of the benefit to the banking sector of reductions in the rate of corporation tax, there was an increase in the rates of U.K. Bank Levy from January 1, 2012 with a further increase from January 1, 2013.

United States Supervision and Regulation

Our operations are subject to extensive federal and state banking and securities regulation and supervision in the United States. We engage in U.S. banking activities directly through our New York branch and indirectly through Santander UK’s branch in Connecticut, our subsidiary Edge Act corporation, Banco Santander International, in Miami, Banco Santander Puerto Rico (“Santander Puerto Rico”) in Puerto Rico, Sovereign Bank, a national bank that has branches throughout the Northeast U.S., and Santander Consumer USA, an auto financing company. We engage in securities activities in the United States directly through our broker-dealer subsidiaries, Santander Securities Corporation, Santander Investment Securities Inc., and Santander International Securities, Inc.

Disclosure pursuant to Section 219 of the Iran threat reduction and Syria human rights act

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, which added Section 13(r) to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), an issuer is required to disclose in its annual or quarterly reports, as applicable, whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with individuals or entities designated pursuant to certain Executive Orders. Disclosure is generally required even where the activities, transactions or dealings were conducted in compliance with applicable law.

The following activities are disclosed in response to Section 13(r) with respect to affiliates of Santander UK within the Banco Santander Group:

During the period covered by this annual report an Iranian national, resident in the U.K., who is currently designated by the U.S. and the U.K. under the Iran Sanctions regime held a mortgage with Santander UK plc that was issued prior to any such designation. No further drawdown has been made (or would be allowed) under this mortgage although we continue to receive repayment installments. In 2012, total revenue in connection with the mortgage was £10,768.38 whilst net profits were negligible relative to the overall profits of Santander UK. Santander UK does not intend to enter into any new relationships with this customer, and any disbursements will only be made in accordance with applicable sanctions.

The same Iranian national referred to above also holds two investment accounts with Santander Asset Management UK Limited, part of the Banco Santander group. The accounts have remained frozen throughout 2012. The investment returns are being automatically reinvested, and no disbursements have been made to the customer. Total revenue in connection with the investment accounts was £208.15 whilst net profits were negligible in 2012 relative to the overall profits of Banco Santander, S.A.

In addition, the Group has certain legacy export credits and performance guarantees with Bank Sepah and Bank Mellat, which are included in the U.S. Department of the Treasury’s Office of Foreign Assets Control’s Specially Designated Nationals and Blocked Persons List.

•

With respect to Bank Sepah, the Bank entered into bilateral credit facilities in May 1996 and in February 2004 of US$ 95.7 million and US$ 4.2 million, respectively. The former matured on May 29, 2012 and the latter matures on September 11, 2013. As of December 31, 2012, €0.5 million remained outstanding under the 2004 bilateral credit facility.

•

With respect to Bank Mellat, the Bank entered into two bilateral credit facilities in February 2000 in an aggregate principal amount of €25.9 million. Both credit facilities matured in 2012. In addition, in 2005 Banco Santander participated in a syndicated credit facility for Bank Mellat of €15.5 million, which matures on July 6, 2015. As of December 31, 2012, the Group was owed €6.5 million under this credit facility.

Both Bank Sepah and Bank Mellat have been in default under all of these agreements in recent years and Banco Santander has been and expects to continue to be repaid any amounts due by official export credit agencies, which insure between 95% and 99% of the outstanding amounts under these credit facilities. No funds have been extended by Santander under these facilities since they were granted.

The Group also has certain legacy performance guarantees for the benefit of Bank Sepah and Bank Mellat (stand-by letters of credit to guarantee the obligations – either under tender documents or under contracting agreements – of contractors who participated in public bids in Iran) that were in place prior to April 27, 2007. However, should any of the contractors default in their obligations under the public bids, the Group would not be able to pay any amounts due to Bank Sepah or Bank Mellat because any such payments would be frozen pursuant to Council Regulation (EU) No. 961/2010.

In the aggregate, all of the transactions described above resulted in approximately €120,000 gross revenues and approximately €15,000 net loss to the Group in 2012, all of which resulted from the performance of export credit agencies rather than any Iranian entity. The Group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above. The Group is not contractually permitted to cancel these arrangements without either (i) paying the guaranteed amount – which payment would be frozen as explained above (in the case of the performance guarantees), or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits). As such, the Group intends to continue to provide the guarantees and hold these assets in accordance with company policy and applicable laws.

Dodd-Frank Act

On July 21, 2010, the United States enacted the Dodd-Frank Act, which provides a broad framework for significant regulatory changes that will extend to almost every area of U.S. financial regulation. Implementation of the Dodd-Frank Act requires further detailed rulemaking over several years by different U.S. regulators, including the Office of the Comptroller of the Currency (the “OCC”), the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), the Securities and Exchange Commission (the “SEC”), the Federal Deposit Insurance Corporation (the “FDIC”), the Commodity Futures Trading Commission (the “CFTC”) and the newly created Financial Stability Oversight Council (the “Council”) and Consumer Financial Protection Bureau (“the CFPB”), although uncertainty remains about the final details, timing and impact of the rules.

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

Furthermore, the Dodd-Frank Act provides for an extensive framework for the regulation of over-the-counter (OTC) derivatives, including mandatory clearing, exchange trading and transaction reporting of certain OTC derivatives. Entities that are swap dealers, security-based swap dealers, major swap participants or major security-based swap participants will be required to register with the SEC or the CFTC, or both, and will become subject to capital, margin, business conduct, recordkeeping, reporting and other requirements. We may register one or more entities as swap dealers.

Regulations that the FDIC or CFPB may adopt could affect the nature of the activities that a bank, such as Sovereign Bank and Santander Puerto Rico, may conduct, and may impose restrictions and limitations on the conduct of such activities.

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

Santander Puerto Rico is a Puerto Rico-chartered bank, and its deposits are insured by the FDIC. As such, Santander Puerto Rico is subject to regulation, supervision and examination by the Puerto Rico Office of Financial Institutions and the FDIC. Sovereign Bank is a federally-chartered national bank, the deposits of which are also insured by the FDIC. Sovereign Bank is subject to regulation, supervision and examination by the OCC and the FDIC. Our New York branch is supervised by the Federal Reserve Bank of New York and the New York State Department of Financial Services, but its deposits are not insured (or eligible to be insured) by the FDIC. Santander UK’s branch in Connecticut is supervised by the Federal Reserve Bank of New York and the Connecticut Department of Banking. Banco Santander International is supervised by the Federal Reserve Bank of Atlanta. Santander Consumer USA is regulated and supervised by the Federal Reserve Bank of Boston and various state regulators.

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

The Dodd-Frank Act removed, effective in July 2011, a longstanding prohibition on the payment of interest on demand deposits by our FDIC-insured bank subsidiaries and our New York branch. The Dodd-Frank Act also requires that the lending limits applicable to Sovereign Bank, Santander Puerto Rico, and our New York branch take into account credit exposure arising from derivative transactions, and that those applicable to Sovereign Bank and our New York branch also take into account securities borrowing and lending transactions and repurchase and reverse repurchase agreements with counterparties. The OCC has issued an interim final rule to implement the Dodd-Frank Act’s provisions relating to lending limits. Also, under the so-called swap “push-out” provisions of the Dodd-Frank Act, the derivatives activities of FDIC-insured banks and U.S. branch offices of foreign banks will be restricted or prohibited, which may necessitate a restructuring of how we conduct our derivatives activities.

There are various qualitative and quantitative restrictions on the extent to which we and our nonbank subsidiaries can borrow or otherwise obtain credit from our U.S. banking subsidiaries or engage in certain other transactions involving those subsidiaries. In general, these transactions must be on terms that would ordinarily be offered to unaffiliated entities must be secured by designated amounts of specified collateral and are subject to volume limitations. These restrictions also apply to certain transactions of our New York branch with certain of our U.S. affiliates. Effective in July 2012, the Dodd-Frank Act subjects credit exposure arising from derivative transactions, securities borrowing and lending transactions, and repurchase/reverse repurchase agreements to these collateral and volume limitations. The Federal Reserve Bank has not yet issued regulations to implement these changes made by the Dodd-Frank Act.

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

In December 2012, pursuant to the Dodd-Frank Act’s systemic risk regulation provisions, the Federal Reserve Board proposed to apply enhanced prudential standards to the U.S. operations of large foreign banking organizations, including us. Under the Federal Reserve Board’s proposal, a number of large foreign banking organizations, including Banco Santander, S.A., would be required to establish a separately capitalized top-tier U.S. intermediate holding company (“IHC”) that would hold all of the large foreign banking organization’s U.S. bank and nonbank subsidiaries. Under the proposal, an IHC would be subject to U.S. capital, liquidity, single counterparty credit limits, risk management, stress testing and other enhanced prudential standards on a consolidated basis, and the Federal Reserve Board would have the authority to examine any IHC and any subsidiary of an IHC. Although U.S. branches and agencies of foreign banks would not be required to be held beneath an IHC, such branches and agencies would be subject to liquidity, single counterparty credit limits, and, in certain circumstances, asset maintenance requirements. The rules have a proposed effective date of July 1, 2015. The Federal Reserve Board is currently accepting comments on its proposal.

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

In June 2012, U.S. bank regulators proposed a broad revision of the regulatory capital rules applicable to U.S. banks, bank holding companies and other U.S. banking organizations. The proposals would, among other things, implement the Basel III capital standards in the United States, revise the capital categories under the “prompt corrective action” framework to reflect the higher minimum capital ratios under Basel III, and modify existing standardized risk weights for certain types of asset classes, including residential mortgages and securitization exposures. The proposals are intended to comply with the Dodd-Frank Act’s minimum risk-based capital requirements and would be phased in over a multi-year period. Once fully implemented, the new rules would generally increase both the quality and quantity of regulatory capital that U.S. banking organizations are required to maintain. It was originally contemplated that the revised capital rules would be phased in beginning in January 2013. In November 2012, however, U.S. bank regulators announced that the proposals would not become effective in January 2013. The announcement did not specify new implementation or phase-in dates. U.S. bank regulators are working to finalize the proposals.

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

C. Organizational structure.

Banco Santander, S.A. is the parent company of the Group which was comprised at December 31, 2012 of 740 companies that consolidate by the global integration method. In addition, there are 131 companies that are accounted for by the equity method.

See Exhibits I, II and III to our consolidated financial statements included in this Form 20-F for details of our consolidated and non-consolidated companies.

D. Property, plant and equipment.

During 2012, the Bank and its banking subsidiaries either leased or owned premises in Spain and abroad, which at December 31, 2012 included 4,683 branch offices in Spain and 9,709 abroad. These figures include traditional branches and banking services points but do not include electronic service points. See Item 4 of Part I, “Information on the Company—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations and Recent events” herein and Note 16 to our consolidated financial statements.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

The preparation of the Group’s consolidated financial statements requires a significant amount of judgment involving estimates and assumptions which can be inherently uncertain at the time they are made (see Note 1.c to our consolidated financial statements). Changes in assumptions may have a significant impact on the financial statements in the periods in which they are changed. Judgments or changes in assumptions are submitted to the audit and compliance committee of the board of directors and/or to our regulatory authorities and are disclosed in the notes to our consolidated financial statements.

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

We use derivative financial instruments for both trading and non-trading activities. The principal types of derivatives used are interest rate swaps, future rate agreements, interest rate options and futures, foreign exchange forwards, foreign exchange futures, foreign exchange options, foreign exchange swaps, cross currency swaps, equity index futures and equity options. The fair value of standard derivatives is calculated based on published price quotations. The fair value of over-the-counter (“OTC”) derivatives is taken to be the sum of the expected future cash flows arising from the instrument, discounted to present value at the date of measurement (“present value” or “theoretical close”) using valuation techniques commonly used.

The following subsections set forth the most important financial instruments and families of derivatives, and the related valuation techniques and inputs, by asset class.

•	Fixed income and inflation

The fixed income asset class includes basic instruments such as interest rate forwards, interest rate swaps and cross currency swaps, which are valued using forward estimation of flows and calculating net present value by discounting those flows taking into account basis swap and cross currency spreads, depending on the payment frequency and currency of each leg of the derivative. Vanilla products, including regular and digital cap and floor options as well as swaptions, are priced using benchmark industry models. More exotic derivatives are priced using more complex models which are generally accepted as standard across institutions.

These pricing models are fed with observable market data such as deposits, futures, cross currency swap and constant maturity swap rates as well as basis swap spreads. These data allow us to calculate different interest rate yield curves depending on the payment frequency and discounting curves for each currency. For derivative instruments, implied volatilities are also used as model inputs. These volatilities are observable in the market for cap and floor options and swaptions. Interpolation and extrapolation of volatilities from the quoted ranges are carried out using well-accepted industry models. More exotic instruments may involve the use of non-observable data or model parameters, such as correlation (among interest rates and cross-asset), mean reversion rates and prepayment rates. These internal parameters are usually defined from historical data or through calibration.

The inflation asset class includes inflation-linked bonds and zero-coupon or year-on-year inflation-linked swaps, valued with the net present value method using forward estimation and discounting. Some derivatives on inflation indexes are also available and are priced using standard and more complex bespoke models, as appropriate. Valuation inputs of these models consider inflation-linked swap spreads observable in the market and estimations of inflation seasonality. These data allow us to calculate a forward inflation curve. Implied volatilities taken from zero-coupon and year-on-year inflation options are also inputs for the pricing of more complex derivatives.

•	Equity and foreign exchange

The most important products in these asset classes are forward and futures contracts, which include vanilla, listed and OTC (over-the-counter) derivatives on single underlying assets and baskets of assets. Vanilla options are priced using the standard Black-Scholes model and more exotic derivatives involving forward returns, average performance, or digital, barrier or callable features are priced using well-accepted industry models and bespoke models, as appropriate. For derivatives on illiquid stocks, hedging is facilitated by taking into account the liquidity constraints inside models.

The inputs of equity models consider interest rate curves, spot prices, dividends, asset borrowing costs (repo margin spreads), implied volatilities, correlation among equity stocks and indexes, and cross-asset correlation. Implied volatilities are obtained from market quotes of European and American vanilla call and put options. Interpolation and extrapolation techniques allow us to obtain continuous volatility surfaces for illiquid stocks. Dividends are usually estimated for the mid and long term. Correlations are obtained from historical data or, when possible, are implied from market quotes of correlation-dependent products.

The inputs of foreign exchange models include the interest rate curve for each currency, the spot foreign exchange price and the implied volatilities and correlation among assets of this type. Volatilities are obtained from European vanilla call and put options which are quoted in markets as at-the-money, risk reversal or butterfly options. Illiquid currency pairs are usually handled by using the data of the liquid pairs from which the illiquid currency can be derived. For more exotic products, unobservable model parameters may be estimated by fitting to reference prices provided by other non-quoted market sources.

•	Credit

The most common instrument in this asset class is the credit default swap (CDS), which is used to hedge credit exposure to third parties. In addition, models for first-to-default (FTD), n-to-default (NTD) and single-tranche collateralized debt obligation (CDO) products are also available. These products are valued with standard industry models, which estimate probability of default of a single issuer (for CDSs) or the joint probability of default of more than one issuer for FTDs, NTDs and CDOs.

Valuation inputs are the interest rate curve, the CDS spread curve and the recovery rate. The CDS spread curve is obtained in the market for indexes and important individual issuers. For less liquid issuers, this spread curve is estimated using proxies (quoted instruments similar to the instrument to be valued) or other credit-dependent instruments. Recovery rates are usually set to standard values. For listed single-tranche CDOs, the correlation of joint default of several issuers is implied from the market. For FTDs, NTDs and bespoke CDOs, the correlation is estimated from proxies or historical data when no other option is available.

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

Allowance for credit losses for financial instruments accounted for at amortized cost

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

For the purpose of determining impairment losses, we monitor our debtors as described below:

•

Individually for significant debt instruments and for instruments which, although not material, are not susceptible to being classified in a group of financial assets with similar credit risk characteristics, which are classified by the Group as “individualized”. This category includes wholesale banking enterprises, financial institutions and certain retail banking enterprises.

•

Collectively, in all other cases, which are classified by the Group as “standardized” by grouping together instruments having similar credit risk characteristics indicative of the debtors’ ability to pay all principal and interest amounts in accordance with the contractual terms. The credit risk characteristics considered for the purpose of grouping the assets are, inter alia, instrument type, debtor’s industry and geographical location, type of guarantee or collateral, age of past-due amounts and any other relevant factor for the estimation of future cash flows. This category includes exposures to individuals, individual entrepreneurs and retail banking enterprises not classified as individualized customers.

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

We have certain policies, methods and procedures for covering its credit risk arising both from insolvency allocable to counterparties and from country risk. These policies, methods and procedures are applied in the granting, examination and documentation of debt instruments and contingent liabilities and commitments, and in the identification of their impairment and the calculation of the amounts required to cover the related credit risk.

With respect to the coverage of loss arising from credit risk, we must meet the Bank of Spain requirements, which establish that, until the Spanish regulatory authority has verified and approved the internal models for the calculation of the allowance for losses arising from credit risk (to date it has only approved the internal models to be used to calculate regulatory capital), entities must calculate their credit risk coverage as set forth below:

a. Specific allowance (individuals):

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

b. General allowance for inherent losses (collective):

Additionally, based on its experience and on the information available to it on the Spanish banking industry, the Bank of Spain has established various categories of debt instruments and contingent liabilities, classified as standard risk, which are recognized at Spanish entities or relate to transactions performed on behalf of residents in Spain which are recognized in the accounting records of foreign subsidiaries, and has applied a range of required allowances to each category.

c. Country risk allowance:

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

The allowance for credit losses for financial instruments accounted for at amortized cost recorded by Grupo Santander as at December 31, 2012, using the methodology outlined above, was €26,166 million.

However, the coverage of the Group’s losses arising from credit risk must also meet the regulatory requirements of IFRS-IASB. With the objective of ensuring that the provisions resulting from the application of the above explained criteria required by the Bank of Spain are reasonable under IFRS-IASB, we estimate the allowances for credit losses using our internal models based on our own credit loss experience and management’s estimate of future credit losses in order to confirm that there are no material differences.

Our internal models (a full description of our credit risk management system is included in Item 3 Information on the Company. B Business Overview- Allowance for Credit Losses and Country Risk Requirements and in Item 11. Quantitative and Qualitative Disclosures about Market Risk Part 4. Credit Risk) determine the impairment losses on debt instruments not measured at fair value through profit or loss and on contingent liabilities taking into account the historical experience of impairment and other circumstances known at the time of assessment. For these purposes, impairment losses on loans are losses incurred at the reporting date, calculated using statistical methods.

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

The loss incurred is calculated by multiplying three factors: exposure at default, probability of default and loss given default.

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

•

Loss given default (LGD) is the loss arising in the event of default. It depends mainly on discounting of the guarantees associated with the transaction and the future flows that are expected to be recovered.

The methodology for determining the allowance for losses arising from credit risk seeks to identify the amounts of losses incurred at the reporting date which, regardless of whether they have been disclosed, we know, on the basis of historical experience and other specific information, will arise in the one-year period following the reporting date.

These internal models produce a result that is substantially the same as the level of provisions at which we arrive using the parameters established by the Bank of Spain. Therefore, there is no material difference in the calculation of loan allowances between the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 (as explained above) and IFRS-IASB.

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

In relation to goodwill, the first step of the impairment review process requires the identification of the cash-generating units (“CGU”). These are the smallest identifiable group of assets that, as a result of continuing operations, generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Goodwill is then allocated to these CGUs; this allocation is reviewed following a business reorganization.

The amount to be recovered of each cash-generating unit is determined taking into consideration the carrying amount (including any fair value adjustments arising on the business combination) of all the assets and liabilities of all the independent legal entities comprising the cash-generating unit, together with the related goodwill.

The amount to be recovered of the cash-generating unit is compared with its recoverable amount in order to determine whether there is any impairment.

The carrying value of the CGU, including the allocated goodwill, is compared to its fair value to determine whether an impairment exists. To calculate these fair values, management may use quoted prices, if available, appraisals made by independent external experts or internal estimations. Assumptions about expected future cash flows require management to make estimations and judgments. For this purpose, we analyze the following: (i) certain macroeconomic variables that might affect its investments (including population data, the political and economic environment, as well as the banking system’s penetration level); (ii) various microeconomic variables comparing our investments with the financial industry of the country in which we carry on most of our business activities (breakdown of the balance sheet, total funds under management, results, efficiency ratio, capital ratio and return on equity, among others); and (iii) the price earnings (“P/E”) ratio of the investments as compared with the P/E ratio of the stock market in the country in which the investments are located and those of comparable local financial institutions.

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

Given the degree of uncertainty related to these assumptions, the directors carry out sensitivity analysis using reasonably possible changes in the key assumptions on which the recoverable amounts of the cash-generating units are based in order to confirm that the recoverable amounts still continue to exceed the carrying amounts and therefore no impairment would be recorded through the income statement. As of December 31, 2012, 2011 and 2010, none of our other cash-generating units with significant goodwill had a recoverable amount below or near its carrying amount, except as for the cases described below. We consider that a cash-generating unit is “near” its carrying amount when reasonably possible changes in the key assumptions on which management has based the determination of the cash generation unit’s recoverable amount would cause such cash generation unit’s carrying amount to exceed its recoverable amount.

Each cash-generating unit corresponds to separate entities for which all of their assets and liabilities are included in the carrying amount at their consolidated book value, which includes any fair value adjustments that may have arisen as a consequence of the corresponding business combinations. For the purpose of impairment testing, goodwill acquired in business combinations is allocated to each cash-generating unit that is expected to benefit from the synergies of the combination. Apart from goodwill, the Group carries no other significant corporate assets or liabilities that contribute to the future cash flows of the different cash generating units, so no further allocation is necessary to determine their carrying amount.

In 2012, in accordance with the estimates, projections and sensitivity analysis available to the Bank’s directors, we recognized impairment charges of €156 million related to goodwill of our subsidiaries in Italy.

In 2011, our impairment reviews resulted in impairment charges of €660 million related to goodwill of our subsidiaries in Portugal and €501 million due to the review of the useful lives of our intangible assets.

Non-current assets held for sale are measured at the lower of fair value less costs to sell and the carrying amount. Therefore, we annually conduct a review of the recoverable values of these assets, taking into account the features of our assets and using specialist external appraisals. After performing this assessment at December 31, 2012, 2011 and 2010 the allowance that covers the value of our non-current assets held for sale amounted to €4,416 million, €4,512 million and €2,500 million, respectively.

Equity method investments are evaluated for impairment on an annual basis or more frequently if events or changes in circumstances indicate that these assets are impaired. An equity method investment is impaired if its fair value is deemed to be less than its cost. Accordingly, we evaluate whether an event or change in circumstances has occurred that may have a significant adverse effect on the fair value of the investment. After performing this analysis, an impairment loss of €100 million on the investment in Metrovacesa was recorded in 2011. In 2012 and 2010 there was no evidence of material impairment on the Group’s equity method investments.

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

At the end of 2012 we performed the assessment described above and recognized in the consolidated income statement impairment losses of €13 million in respect of debt instruments (€125 million in 2011 and €14 million in 2010). The impairment losses recognised in 2011 included €106 million relating to Greek sovereign debt. At 2012, 2011 and 2010 year-end, we analyzed the additional unrealized revaluation losses related to debt instruments and we concluded that they were temporary and, therefore, there was no evidence of impairment since the interest payment schedules for all the securities had been complied with and there was no evidence that the issuers would not continue to meet their payment obligations or that the future payments (both principal and interest) would not be sufficient to recover the cost.

At the end of 2012, most of the losses on government debt securities recognized in the Group’s equity (approximately 97% of the total) related to the decline in value of the Spanish and Portuguese government debt securities. This decline in value was not prompted by interest rate changes but rather by an increase in the credit risk spreads due to Eurozone debt market tensions exacerbated by the interventions in recent years of Ireland, Greece and Portugal. There had not been any default on payments of interest nor was there any evidence that the issuers would fail to continue to meet their payments obligations in the future, with respect both to principal and interest, and thus prevent recovery of the carrying amount of such securities.

During 2012, 2011 and 2010 we completed the analysis described above for equity securities and we recognized impairments amounting to €344 million (€704 million in 2011 and €319 million in 2010). The impairment losses recognized in 2011 included €592 million relating to the impairment of the ownership interests in Iberdrola, S.A. and Assicurazioni Generali SpA. These equity instruments had suffered a significant and prolonged fall in price as of December 31, 2011. No additional significant impairments were recorded in 2012 for the remainder of the equity securities that showed unrealized losses as of December 31, 2012 because, after carrying out the abovementioned analysis, we concluded that their carrying value was still recoverable.

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

The actuarial valuation is dependent upon a series of assumptions; the principal ones are set forth below:

•	annual discount rate-determined, when available, by reference to high-quality corporate bonds;

•	mortality tables;

•	annual social security pension revision rate;

•	price inflation;

•	annual salary growth rate; and

•	the method used to calculate vested commitments to current employees.

The difference between the fair value of the plan assets and the present value of the defined benefit obligation at the balance sheet date, adjusted for any historic unrecognized actuarial gains or losses and past service cost, is recognized as a liability in the balance sheet.

On January 1, 2013 Amendments to IAS 19, Employee Benefits came into force—these amendments eliminate the “corridor” under which entities are currently able to opt for deferred recognition of a given portion of actuarial gains and losses, establishing that when the amendments come into effect, all actuarial gains and losses must be recognized immediately. The amendments include significant changes in the presentation of cost components, as a result of which the service cost relating to post-employment benefit obligations (past service cost and plan curtailments and settlements) and net interest cost will be recognized in profit or loss and the remeasurement component (comprising basically actuarial gains and losses) will be recognized in Equity—Valuation adjustments and may not be reclassified to profit or loss. The Bank’s directors consider that, had this standard been applied at December 31, 2012, equity would have been reduced by €3,051 million due mainly to the elimination of the “corridor”. In accordance with IAS 8, these amendments entail a change of accounting policy and, accordingly, they must be applied retrospectively from January 1, 2013, by adjusting the beginning balances of equity for the earliest period presented as though the new accounting policy had always been applied.

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

We test goodwill for impairment at the reporting unit level. We identify our reporting units as one level below our business segments, based on our management structure. We keep those reporting units unchanged unless business segment reorganization occurs. We disclose our goodwill impairment assessment methodology in “Critical Accounting Policies—Impairment”.

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

As a result of the first consolidation of the acquired subsidiaries, Skandinaviska Enskilda Banken (SEB) Group’s commercial banking business in Germany (2011) and Bank Zachodni WBK, S.A. (2011), a significant amount of goodwill was recorded (see Note 3 and Note 17 to our consolidated financial statements). Management made this determination, based in part upon independent appraisals of intangible assets, which is initially estimated and subsequently revised within the one year time period allowed by IFRS-IASB.

Recent Accounting Pronouncements

See Note 1.b to our consolidated financial statements for the detail of standards and interpretations that came into force in 2012 and those with effective dates subsequent to December 31, 2012.

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

2012 Overview

In 2012 the global economy remained weak due to Europe’s sovereign debt crisis and the slow recovery of the U.S. economy. Emerging economies continued to be more positive, although some of them were also affected by the international environment. The eurozone’s crisis reached a turning point at the European Council in June and the financial aid mechanisms presented by the European Central Bank (ECB) in September, which reduced significantly the probability of a break-up of the zone accorded by the market.

In the US, the fourth quarter GDP figure showed an annualized decline of 0.1% because of the sharp cut in public spending in the face of the threat of the “fiscal cliff” and the negative contribution of stocks. Consumption and investment were positive and confirmed the continued expansion, albeit a moderate one. Growth for the whole of 2012 is 2.2% and the underlying inflation rate was within the Fed’s target range (close to 1.5%).

The lack of inflationary pressures suggested that a rise in interest rates was unlikely until the middle of 2015. Democrats and Republicans reached a temporary agreement to avoid the “fiscal cliff”, which had it happened would have pushed the economy back into recession. The agreement gives two months to negotiate a new debt ceiling and agree specific structural spending cuts.

Latin America’s growth eased in 2012, with a varied performance by country. Growth was stronger than expected in Chile and less so in Brazil. Inflation remained controlled in the short term, interest rates softened and currencies tended to appreciate, except for the Brazilian real, in the last part of 2012.

Brazil’s GDP rose 0.9% in 2012, with a weaker than expected recovery in the second half. Despite the strengthening of consumption (thanks to job creation), the fall in investment is eroding economic growth. The central bank focused on growth as one of the priorities of its strategy and continued to cut interest rates. With the selic reaching a record low of 7.25%. Inflation was 5.8% at the end of 2012 (6.5% in 2011). The real traded against the dollar at below BRL 2 in the first half of the year, though lower than expected growth in the last part of the year modified the trend so that the currency ended 2012 at BRL 2.05/US$.

Mexico is expected to grow by almost 4%, backed by industrial exports, the residential sector and a greater participation of the services sector. Inflation remained within the Central Bank of Mexico’s target range (3% ± 1%) in the first half of the year and rose in the second half to 3.6% in December. Underlying inflation remained at around 3.5%, a comfortable level for the Central Bank of Mexico, which kept its key rate at 4.5% for the third year running. The peso was relatively stable at around MXN 13/US$ (MXN 13.02/US$ at the end of the year).

The growth of the Chilean economy was 5.6%, driven by buoyant domestic demand, mainly consumption (benefiting from growth in wages and lending) and investment. Inflation, which deteriorated at the end of 2011 and the beginning of 2012, improved in the second half and ended the year at 1.5% (4.4% in 2011). The benchmark interest rate remained stable at 5% after a cut of 25 basis points in January. The peso traded at CLP 479/US$ (after remaining for almost all the year below CLP 500/US$).

The eurozone economy shrank by 0.5% in 2012. The region returned to recession in the second half, reflecting public sector austerity measures and deleveraging of the private sector, and for a while a deterioration in the financial conditions related to the sovereign debt crisis and doubts on the future of the Monetary Union (only dispelled after the summit in June and the European Central Bank’s measures).

Inflation remained above the ECB’s target of 2% throughout the year, with an average rate of 2.5%, due to higher oil prices at the start of the year and higher indirect taxes in some countries. Even so, inflation was lower than in 2011 and remains on a downward path that could see it at around the target in 2013.

The ECB again played a key role in seeking to resolve the crisis. It began 2012 with two long-term financing operations to guarantee the financial system’s liquidity. In July, greater uncertainty led the ECB to cut its refinancing rate by 25 basis points to 0.75% and the deposit rate (the reference rate for current money markets) to 0%.

In September, the ECB unveiled Outright Monetary Transactions (OMT). The objective is to restore the transmission mechanism of monetary policy, affected by the financial fragmentation of the area associated with the perception of the risk of break-up of the eurozone. With them, the ECB can buy sovereign bonds with maturities of between one and three years provided the government requests a bail-out by the European Financial Stability facility or the European Stability Mechanism. Although the triggering of the OMTs is in the hands of national governments, the announcement helped to ease financial tensions.

Regarding the exchange rate, tensions in the eurozone caused the single currency to depreciate against the dollar since august and end the year at €1/US$1.32. The economic situation and prospects varied from country to country. The peripheral European economies suffered the impact of a tougher fiscal adjustment and deleveraging in the private sector, coupled with higher funding costs. The core countries, on the other hand, continued to be more resilient. Germany continued lowering its unemployment rate to 5.4%. GDP growth was 0.9%.

The Spanish economy shrank by 1.4% in 2012, due to the strong adjustments in both the public (fiscal consolidation) and private sectors (deleveraging).

Domestic demand reflected the sharp fall in household consumption (higher VAT, rise in withholding income tax, wage reductions and uncertainty); the significant effort to contain spending and public investment (chiefly in the last part of the year) and the adjustment in the real estate sector. The positive feature was higher than expected exports, which contributed to a current account surplus in the last part of the year.

Inflation was 2.9%, affected by higher VAT, medical products and the rise in administered prices. The underlying inflation rate ended the year at 2.1%, in line with the evolution of prices in the eurozone.

The U.K. economy rose slightly (0.3%) in 2012. Excluding the third quarter, heavily influenced by the Olympic Games, underlying activity was weak. The factors were weaker external demand and the impact of the eurozone’s sovereign debt crisis, on the one hand, and weak domestic demand, on the other, affected by the fiscal adjustment, the need for households to reduce their debts and tighter borrowing conditions to the private sector.

Inflation was still high compared to other European economies and clearly above the Bank of England’s target, though it dropped in 2012 to 2.8% on average from 4.5% in 2011 and will probably continue to do so in 2013. The Bank of England held its base rate at 0.5%, increased its quantitative easing program to a total of £375 billion and introduced a funding for lending scheme to foster credit to households and companies by providing long-term liquidity at interest rates below the market’s. The Sterling appreciated to €1 / £0.82.

Poland’s economy grew at a slower pace in 2012 +2.2% as compared to +4.4% in 2011. However, the growth was above the European average, due to Europe’s lower growth, less buoyant domestic consumption and measures to control the budget deficit. Inflation was more moderate (2.2% in December) and in the fourth quarter the central bank cut its key rate 50 basis points to 4.25%, a trend that continued in 2013 (-50 basis points in February to 3.75%). The zloty appreciated to €1 / PLN 4.07.

Results of Operations for Santander

Summary

Profit attributable to the Parent bank as reported in our consolidated financial statements for the year ended December 31, 2012 was €2,205 million, a 58.8% or €3,146 million decrease from €5,351 million in 2011, which represented a 34.6% or €2,830 million decrease from €8,181 million in 2010.

This was due to several factors that negatively affected the 2012 as compared to 2011:

•

The most important one was provisions for real estate risk in Spain of €4,110 million net of tax. These provisions were covered by: (i) €1,064 million which came from the capital gains generated from the sale of the subsidiary in Colombia and the insurance operation in Spain and Portugal, and, (ii) €3,047 million which were charged to the year’s earnings.

•	A negative perimeter effect on attributable profit of 11 percentage points resulting from the difference between:

•	a positive effect from the entry in April 2011 of Poland’s Bank Zachodni WBK and to a lesser extent the business acquired from SEB in Germany as of February 2011

•

a negative effect from: (i) the sale of the subsidiary in Colombia, (ii) the entry of new partners in Santander Consumer USA (SCUSA) and the partial sale of insurance business in Latin America, (iii) the reinsurance of the portfolio of individual life risk of Santander’s insurers in Spain and Portugal, and (iv) the rise in minority interests in Brazil, Mexico and Chile, which was only partially offset by

•

The impact of exchange rates on various currencies against the euro was negative by one percentage point for the whole Group in year-to-year comparisons for revenues and costs. The impact on the U.K. and the U.S. income statements was positive by 6 percentage points and 8 percentage points, respectively. Latin America had a total negative impact of 4 percentage points (-8 percentage points for Brazil and +5 percentage points for the rest of Latin America).

Interest Income / (Charges)

Net interest income was €30,147 million in 2012, a 2.2% or €674 million decrease from €30,821 million in 2011, which represented a 5.5% or €1,597 million increase from €29,224 million in 2010.

2012 compared to 2011

The €674 million decrease in interest income compared to 2011 was mainly due to the change in consolidation method of SCUSA, which started consolidating by the equity accounted method in December 2011. On a like for like basis (mainly deducting the change in consolidation method of SCUSA) net interest income increased 3.6%. This increase was mainly attributable to:

•

The positive effect of the improvement in the loan spreads for the Group as a whole from 3.69% in 2011 to 3.95% in 2012. This was due, on the one hand, to the growth in volumes and the appropriate management of prices in emerging markets and, on the other, to the higher return on new lending in countries such as Spain, Portugal and the United Kingdom that are currently in a situation of lower volumes and low interest rates.

•	The negative effect of the higher funding costs triggered by the increased cost of credit and a conservative liquidity strategy.

•

The reduction of the deposit spread from 0.31% in 2011 to 0.10% in 2012 as a result of the increased financial cost in countries where there was strong competition for deposits at certain times in the year.

On a like for like basis our net interest income by geographic areas was as follows:

•	Increase of 8.5% in Spain, within an environment of lower balances of loans due to deleveraging, and with appropriate management of prices and higher volumes of deposits.

•

Latin America also did well 9.4% (+14.7% excluding the perimeter and the exchange rate impact), with Brazil and Mexico up 6.4% and 20.6%, respectively. This growth reflected strong activity, with sustained rises in loans and deposits (in all countries), and management of spreads in an environment of stable or lower interest rates.

•	Santander UK registered a fall of 18.3%, due to the higher cost of funding and low interest, and Santander US experienced a small decrease of 0.4%.

Average total earning assets were €1,195,226 million for 2012, a 6.1% or €69,030 million increase from €1,126,196 million in 2011. This increase was divided among the international and domestic sectors, which grew €34,345 million and €34,684 million, respectively. By line items the growth in average total earning assets was due to: (i) an increase of €34,166 million in the average balances of our other interest earning assets (mainly hedging derivatives), (ii) a rise of €20,014 million in average loans and credits, and (iii) a growth of €15,047 million in average cash and due from central banks. Although average loans increased during 2012, by year end gross loans declined 3% as compared to 2011. Eliminating the exchange rate and perimeter effects, lending was 2% lower.

The geographic distribution (principal segments) of customer loans was very different by market.

•

In Continental Europe, Spain’s and Portugal’s net customer lending continued to be affected by low demand (-8% and -9%, respectively), while Santander Consumer Finance’s balances remained stable (-1%) and Bank Zachodni WBK increased its lending by 5% in local currency.

•

Gross customer loans in Spain stood at €205,520 million, 6% lower. Most of the drop was due to the reduction in real estate exposure (-32%) coupled with the necessary process of deleveraging of households. On the other hand, total financing to companies, direct and indirect, remained stable.

•	In Portugal, lending dropped 9%, with most segments decreasing. In addition, loans to the construction and real estate sectors, which represent only 2.9% of lending, declined 22% in 2012.

•

Santander Consumer Finance’s balances remained virtually unchanged (-1%). Germany, which accounts for 52% of the area’s credit, increased its lending by 1%. Nordic countries also increased, while that of other countries, more affected by the environment and deleveraging, declined.

New loans in 2012 rose 1%, notably those for used cars and durable goods. Financing of new cars rose more quickly than car sales in Europe.

•	In Poland, Bank Zachodni WBK’s lending rose 5% (+9% to individuals and +3% to companies).

•

In the United Kingdom, the balance of customer loans was 4% lower. In local criteria, the balance of residential mortgages dropped 5% due to the strategy followed to improve the risk profile, while personal loans declined 19%, due to the continuation of the reduction policy. Loans to SMEs increased 18%, gaining further market share.

•	Customer loans in Latin America remained flat with a 0.2% increase.

•	Lastly, customer loans in the U.S. increased 2.8%.

At the end of 2012, Continental Europe accounted for 40% of lending of the Group’s total operating areas (Spain 28%), the U.K. 34%, Latin America 20% (Brazil 11%) and the U.S.6%. These shares in 2011 were: Continental Europe 42% (Spain 29%), the U.K. 34%, Latin America 19% (Brazil 11%) and the U.S.5%.

2011 compared to 2010

The €1,597 million increase in interest income in 2011 was due to a rise in business volumes of €2,025 million partially offset by a decrease of €428 million relating to customer rates. The increase in business volumes was mainly obtained from the international sector while the decrease in rates was mainly affected by: (i) spreads on deposits, which compared negatively in the first half of 2011 although they ended 2011 at the same levels (0.28% in 2010 and 0.29% in 2011); and (ii) the negative impact from the higher cost of wholesale funding and the greater regulatory requirements for liquidity in some countries, mainly the U.K.

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

Gross customer loans in Spain amounted to €225,288 million, of which loans to the public sector amounted to €12,147 million (+0.1%) and lending to individuals amounted to €84,816 million, of which €58,535 million were mortgages for homes. Loans to SMEs and companies without real estate purpose, the most relevant part of the lending portfolio, amounted to €104,883 million and accounted for 47% of the total. Loans for real estate purposes (with the greatest risk) stood at €23,442 million, after falling in every quarter of 2011. The total reduction for the year was €3,892 million (-14.2%).

In Portugal, the fall in lending (5.6%) came from all segments: -11.8% to SMEs, -13.9% to companies and -3.1% to individuals. In addition, balances in construction and real estate, which represent only 3.6% of lending in the country, declined 12.1% in 2011.

In the United Kingdom, loans and advances to customers increased 7.8%. In local criteria, the stock of residential mortgages, in a still depressed market, were very stable, while loans to SMEs increased, gaining further market share. Personal loans declined reflecting the reduction policy in the last few years.

Lending in Latin America increased 17.9%, excluding the exchange rate impact, due to organic growth and the incorporation of GE Capital Corporation’s mortgage portfolio in Mexico and of Creditel in Uruguay. Loans in local currency rose 20.3% in Brazil, 7.3% in Chile and 30.9% in Mexico (+22.4% excluding the perimeter impact).

In the United States, loans and advances to customers decreased by 16.5% due to the change in consolidation method of SCUSA. Sovereign’s loans rose 6.0% in dollars, due to the 4.5% increase in the most attractive mortgage segments (residential and multifamily), and the acquisition of a consumer credit portfolio from GE. Both effects comfortably offset the exit from higher risk segments and from those not considered strategic for the Group.

Continental Europe accounted for 42% of the total lending of the Group’s operating areas (Spain 29%), the U.K. 34%, Latin America 19% (Brazil 11%) and United States 5%. These percentages in 2010 were 43% for Continental Europe (Spain 32%), the U.K. 33%, Latin America 18% (Brazil 10%) and United States 7%.

Income from Equity Instruments

Income from equity instruments was €423 million in 2012, a 7.4% or €29 million increase from €394 million in 2011, which was an 8.8% or €32 million increase from €362 million in 2010.

The €29 million increase in 2012 was mainly due to increased dividends from our equity portfolio (mainly Spanish blue chips).

The €32 million increase in 2011 was mainly explained by increased dividends from our equity portfolio (mainly Spanish blue chips).

Income from Companies Accounted for by the Equity Method

Income from companies accounted for by the equity method was €427 million in 2012, a €370 million increase from €57 million in 2011, which was a €40 million increase from €17 million in 2010. This was mainly due to the results obtained in a full year by Santander Consumer USA which were accounted for by the equity method in December 2011.

Fee and Commission Income (net)

Fee and commission income was €10,308 million in 2012, a 1.6% or €164 million decrease from €10,472 million in 2011. During 2011, fee and commission income increased by 7.6% as compared to €9,735 million obtained in 2010.

2012 compared to 2011

Fee and commission income for 2012 and 2011 was as follows:

	2012	2011	Amount Change	% Change
	(in millions of euros, except percentages)
Mutual and pension funds	1,178	1,236	(58)	(4.7%)
Insurance	2,339	2,397	(58)	(2.4%)
Securities services	702	668	34	5.1%
Commissions for services	6,089	6,171	(82)	(1.3%)
Credit and debit cards	1,542	1,313	229	17.4%
Account management	1,209	1,028	181	17.6%
Bill discounting	327	309	18	5.9%
Contingent liabilities	398	425	(27)	(6.4%)
Other operations	2,613	3,096	(483)	15.6%

Total fee and commission income (net)	10,308	10,472	(164)	(1.6%)

Fee and commission income decreased 1.6% to €10,308 million in 2012 compared to 2011 mainly due to lesser commissions for services, as well as mutual and pension funds and insurance.

The average balances of mutual funds under management decreased 9.6% from €109.9 billion in 2011 to €99.3 billion in 2012. Although this decrease was mainly concentrated in Brazil (-16.2% or €7.1 billion to €37.0 billion in 2012) and Spain (-17.8% or €5.4 billion to €25.1 billion in 2012). As of year-end 2012 mutual funds decreased 13% with falls in almost all countries, except in Poland, Mexico and Argentina, affected by the greater focus on capturing on-balance sheet funds.

The average balances of pension funds decreased 7.7% from €10.5 billion in 2011 to €9.7 billion in 2012. Spain experienced a 4.3% decrease from €9.3 billion in 2011 to €8.9 billion in 2012. Our only remaining pension business abroad is in Portugal. The average balances of pension funds in Portugal decreased 33.9% from €1.2 billion in 2011 to €0.8 billion in 2012.

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

Fee and commission income rose 7.6% to €10,472 million in 2011 compared to 2010 mainly due to the performance of insurance and services. The latter showed rises in almost all lines. On the other hand, income from securities and custody was lower, and income from mutual and pension funds were slightly lower.

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

Gains (Losses) on Financial Assets and Liabilities (net)

Net gains on financial assets and liabilities in 2012 were €3,329 million, a 17.3% or €491 million increase as compared to €2,838 million in 2011, which represented a 31.1% increase from €2,164 million in 2010. Gains (losses) on financial assets and liabilities include gains and losses arising from the following: marking to market our trading portfolio and derivative instruments, including spot market foreign exchange transactions, sales of investment securities and liquidation of our corresponding hedge or other derivative positions. For further details, see Note 44 to our consolidated financial statements.

2012 compared to 2011

Net gains on financial assets and liabilities increased 17.3% in 2012. In 2012 the Group performed several securities exchange and repurchase transactions for which €870 million were credited to income. For further details, see Note 44 to our consolidated financial statements.

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

Other operating income / expenses (net)

Net other operating income in 2012 was €108 million, a €90 million increase from €18 million in 2011, which was a €88 million decrease from €106 million in 2010. Under this line item we include income and expenses from insurance activity, non-financial services, other commissions and charges to the Deposit Guarantee Fund.

	2012	2011	Amount Change	% Change
	(in millions of euros, except percentages)
Insurance activity
Income from insurance and reinsurance contracts issued	593	392	201	51.3%
Of which:	5,541	6,748	(1,207)	(17.9%)
Insurance and reinsurance premium income	4,667	6,547	(1,880)	(28.7%)
Reinsurance income	874	201	673	334.8%
Expenses of insurance and reinsurance contracts	(4,948)	(6,356)	1,408	(22.2%)
Of which:
Claims paid and other insurance-related expenses	(4,440)	(4,852)	412	(8.5%)
Net provisions for insurance contract liabilities	(323)	(1,202)	879	(73.1%)
Reinsurance premiums paid	(185)	(302)	117	(38.7%)
Non-financial services	137	151	(14)	(9.3%)
Sales and income from the provision of non-financial services	369	400	(31)	(7.8%)
Cost of sales	(232)	(249)	17	(6.8%)
Other operating income and expenses	(622)	(525)	(97)	18.5%
Other operating income	783	902	(119)	(13.2%)
Of which, fees and commissions offsetting direct costs	130	119	11	9.2%
Other operating expenses	(1,405)	(1,427)	22	(1.5%)
Of which, Deposit Guarantee Fund	(530)	(346)	(184)	53.2%
	108	18	90	500.0%

The €90 million increase in net other operating income in 2012 was mainly due to an increase in insurance activity of €201 million partially offset by an increase of €97 million in other operating income and expenses.

	2011	2010	Amount Change	% Change
	(in millions of euros, except percentages)
Insurance activity	392	378	14	3.7%
Income from insurance and reinsurance contracts issued	6,748	7,162	(414)	(5.8%)
Of which:
Insurance and reinsurance premium income	6,547	6,845	(298)	(4.4%)
Reinsurance income	201	317	(116)	(36.6%)
Expenses of insurance and reinsurance contracts	(6,356)	(6,784)	428	(6.3%)
Of which:
Claims paid and other insurance-related expenses	(4,852)	(5,816)	964	(16.6%)
Net provisions for insurance contract liabilities	(1,202)	(689)	(513)	74.5%
Reinsurance premiums paid	(302)	(279)	(23)	8.2%
Non-financial services	151	135	16	11.9%
Sales and income from the provision of non-financial services	400	340	60	17.6%
Cost of sales	(249)	(205)	(44)	21.5%
Other operating income and expenses	(525)	(407)	(118)	29.0%
Other operating income	902	693	209	30.2%
Of which, fees and commissions offsetting direct costs	119	70	49	70.0%
Other operating expenses	(1,427)	(1,100)	(327)	29.7%
Of which, Deposit Guarantee Fund	(346)	(307)	(39)	12.7%
Other operating income/expenses, net	18	106	(88)	(83.0%)

In 2011, a 3.7% increase in insurance activity and an 11.9% increase in non-financial services were offset by an increase in other operating income and expenses.

Administrative Expenses

Administrative expenses were flat at €17,928 million in 2012 from €17,781 million in 2011, which was a 9.4% or €1,526 million increase from €16,255 million in 2010.

2012 compared to 2011

Administrative expenses for 2012 and 2011 were as follows:

	2012	2011	Amount Change	% Change
	(in millions of euros, except percentages)
Personnel expenses	10,323	10,326	(3)	0.0%
Other general administrative expenses	7,605	7,455	150	2.0%
Building and premises and supplies	1,918	1,845	73	4.0%
Other expenses	1,742	1,723	19	1.1%
Information technology	938	875	63	7.2%
Advertising	665	695	(30)	(4.3%)
Communications	642	659	(17)	(2.6%)
Technical reports	492	467	25	5.4%
Per diems and travel expenses	298	313	(15)	4.8%
Taxes (other than income tax)	417	401	16	4.0%
Guard and cash courier services	432	412	20	4.9%
Insurance premiums	61	65	(4)	(6.2%)
Total administrative expenses	17,928	17,781	147	0.8%

In 2012, administrative expenses experienced a slight increase of 0.8%. This reflects a flat personnel expenses and a 2.0% increase in other general administrative expenses.

In Europe, both the large retail units (Spain and Portugal) registered negative growth in cost in real terms, continuing the trend begun in 2011. United States also experienced a reduction in administrative expenses of 11.4%. In Latin America expenses rose due to the increase in business capacity and the revision of wage agreements in an environment of higher inflation.

2011 compared to 2010

Administrative expenses for 2011 and 2010 were as follows:

	2011	2010	Amount Change	% Change
	(in millions of euros, except percentages)
Personnel expenses	10,326	9,329	997	10.7%
Other general administrative expenses	7,455	6,926	529	7.6%
Building and premises and supplies	1,845	1,731	114	6.6%
Other expenses	1,723	1,555	168	10.8%
Information technology	875	798	77	9.6%
Advertising	695	634	61	9.6%
Communications	659	670	(11)	(1.6%)
Technical reports	467	428	39	9.1%
Per diems and travel expenses	313	276	37	13.4%
Taxes (other than income tax)	401	376	25	6.6%
Guard and cash courier services	412	401	11	2.7%
Insurance premiums	65	57	8	14.0%
Total administrative expenses	17,781	16,255	1,526	9.4%

The 9.4% increase in administrative expenses in 2011 reflected a 10.7% increase in personnel expenses and a 7.6% increase in other general administrative expenses.

In Europe, both the large retail units (Santander Branch Network, Banesto and Portugal) and the U.K. recorded slight falls in expenses in real terms while the global units (GBM and Asset Management and Insurance) registered increased expenses because of investments in equipment and technology with the double purpose of strengthening the positions attained in key markets and businesses in previous years and developing new initiatives. Moreover, there is also an increase in expenses resulting from the incorporation of new entities, mainly Bank Zachodni WBK in Poland and SEB in Germany. In Latin America, costs also rose due to the drive in new commercial projects, the increase in installed capacity, the restructuring of points of attention, particularly in Brazil, and the revision of collective bargaining agreements in an environment of higher inflation. Sovereign also registered single digit growth in costs.

Depreciation and Amortization

Depreciation and amortization was €2,189 million in 2012, a 3.8% or €80 million increase from €2,109 million in 2011, which was an 8.7% or €169 million increase from €1,940 million in 2010. This increase was mainly focused in Continental Europe.

Provisions (net)

Net provisions were €1,622 million in 2012, a 37.6% or €979 million decrease from €2,601 million in 2011, which was a 129.6% or €1,468 million increase from €1,133 million in 2010. This item includes additions charged to the income statement in relation to provisions for pensions and similar obligations, provisions for contingent liabilities and commitments and other provisions (mainly provisions for restructuring costs and tax and legal litigation). The variation in 2012 is due to: (i) a €955 million decrease in other provisions, mainly due to the one-off charge in the second quarter of 2011 of €842 million from a provision made related to PPI remediation in Santander UK (€620 million net of tax) (see Item 8 of Part I, “Financial information—Legal proceedings, ii. Non-tax-related proceedings); (ii) a €245 million decrease in provisions for pensions and; (iii) a €221 million increase in contingent liabilities and commitments provisions.

The variation in 2011 was due to: (i) a €1,680 million increase in other provisions, mainly due to the above mentioned one-off charge in U.K. the second quarter of €842 million; (ii) a €10 million increase in provisions for pensions; and (iii) a €222 million decrease in contingent liabilities and commitments provisions.

For further details, see Note 25 to our consolidated financial statements.

Impairment Losses (net)

Impairment losses (net) were €19,414 million in 2012, a 45.0% or €6,029 million increase from €13,385 million in 2011, which was 24.8% or €2,656 million increase from €10,729 million in 2010.

Impairment losses are divided in the income statement as follows:

	2012	2011	2010
	(in millions of euros)
Impairment losses on financial assets (net):	18,906	11,868	10,443
Loans and receivables	18,549	11,040	10,267
Other financial assets not measured at fair value through profit and loss	357	828	176
Impairment losses on other assets (net):	508	1,517	286
Goodwill and other intangible assets	151	1,161	69
Other assets	357	356	217

Total impairment losses (net)	19,414	13,385	10,729

2012 compared to 2011

The €7,509 million or 68.0% increase in net impairment losses for loans and receivables in 2012 compared to 2011 reflected a €7,028 million increase in provisions, a €472 million decrease in recoveries of loans previously charged-off and a €9 million increase in impairment losses of other assets.

The increase in credit loss provisions recorded in 2012 was mainly due to two factors: (i) a rise in non-performing loans in certain sectors in Spain, which increased 125 basis points to 6.74%. This rise was caused by the worsening of Spain’s macroeconomic situation as a result of an economic slowdown, falling consumer spending and job market deterioration. Particularly significant in this context was the increase in non-performing loan ratios in the real estate sector to 47.7% at December 31, 2012, compared to 28.6% in 2011 (for further details refer to Note 54 to our consolidated financial statements); and (ii) the upward shift in non-performing loan ratios in certain financial systems, including Brazil, Chile, and Portugal. For further details see Item 4 of Part I, “Information on the Company—B. Business Overview” and Item 11 of Part I. “Quantitative and Qualitative Disclosures About Risk—Part 4. Credit Risk”.

Our total allowances for credit losses (excluding country-risk) increased by €6,533 million to €26,194 million at December 31, 2012, from €19,661 million at December 31, 2011.

The €1,009 million decrease in 2012 in net impairment losses on other assets was mainly attributable to two impairments which occurred in 2011: (i) €601 million in goodwill related to Santander Totta and (ii) €491 million in other intangible assets.

The impairment losses of other financial assets not measured at fair value through profit and loss in 2012 of €357 million were mainly due to equity instruments that had suffered a significant and prolonged fall in price.

Non-performing balances (excluding country-risk) increased by €4,064 million to €36,100 million at December 31, 2011, compared to €32,036 million at December 31, 2011. Our coverage ratio was 73% at December 31, 2012 and 61% at December 31, 2011. See Item 4 of Part I, “Information on the Company—B. Business Overview—Selected Statistical Information—Impaired Balances Ratios”.

2011 compared to 2010

The €773 million or 7.5% increase in net impairment losses for loans and receivables in 2011 compared to 2010 reflected a €821 million increase in allowances, a €598 million increase in recoveries of loans previously charged-off and an €11 million decrease in impairment losses of other assets.

There was a strong increase in impairment losses in Spain and Portugal due to the economic environment and significant reductions in the U.K., Santander US and Santander Consumer Finance. Provisions in Latin America excluding Brazil also dropped. However, they rose strongly in Brazil because of the growth in lending of 10.4% and a moderate increase in NPLs of individual borrowers, principally in consumer credits and cards.

Our total allowances for credit losses (excluding country-risk) decreased by €1,087 million to €19,661 million at December 31, 2011, from €20,748 million at December 31, 2010.

The €1,231 million increase in 2011 in net impairment losses on other assets was mainly due to €601 million in pre-tax provisions to amortize goodwill related to Santander Totta and €491 million in amortization of other intangible assets.

The impairment losses of other financial assets not measured at fair value through profit and loss in 2011 of €826 million were mainly due to: (i) €125 million in debt instruments of which €106 million related to Greek sovereign debt; and (ii) €592 million in equity instruments relating to the impairment of the ownership interests in Iberdrola, S.A. and Assicurazioni Generali SpA. These equity instruments had suffered a significant and prolonged fall in price at December 31, 2011.

Non-performing balances (excluding country-risk) increased by €3,514 million to €32,036 million at December 31, 2011, compared to €28,522 million at December 31, 2010. Our coverage ratio was 61% at December 31, 2011 and 73% at December 31, 2010. See Item 4 of Part I, “Information on the Company—B. Business Overview—Selected Statistical Information—Impaired Balances Ratios”.

Net gains / (losses) on other assets

Net gains on other assets were €149 million in 2012, a €412 million increase from losses of €263 million in 2011, which was a €323 million decrease from gains of €60 million in 2010.

In 2012, the €906 million gains on disposal of assets not classified as non-current assets held for sale were mainly due to the sale of our stake in Banco Santander Colombia which generated €619 million in gains. See Item 4 of Part I, “Information on the Company—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations”.

Losses on non-current assets held for sale not classified as discontinued operations in 2012 totaled €757 million. This was mainly due to impairment of foreclosed assets recorded during the year and the sale of properties. See Item 4 of Part I, “Information on the Company—B. Business Overview—Selected Statistical Information—Foreclosed assets”.

2012 compared to 2011

	2012	2011	Amount Change	% Change
	(in millions of euros, except percentages)
Gains / (losses) on disposal of assets not classified as non-current assets held for sale	906	1,846	(940)	(50.9)
Of which:
Disposal of investments	774	1,794	(1,020)	(56.9)
Gains / (losses) on non-current assets held for sale not classified as discontinued operations	(757)	(2,109)	1,352	(64.1)
Of which:
Impairment of non-current assets held for sale	(449)	(2,037)	1,588	(78.0)
Losses on sale of non-current assets held for sale	(308)	(72)	(236)	327.8

2011 compared to 2010

	2011	2010	Amount Change	% Change
	(in millions of euros, except percentages)
Gains / (losses) on disposal of assets not classified as non-current assets held for sale	1,846	350	1,496	427.4
Of which:
Disposal of investments	1,794	153	1,641	1,072.5
Gains / (losses) on non-current assets held for sale not classified as discontinued operations	(2,109)	(290)	(1,819)	627.2
Of which:
Impairment of non-current assets held for sale	(2,037)	(298)	(1,739)	583.6

Income Tax

The provision for corporate income tax was €575 million in 2012, a 67.6% or €1,201 million decrease from €1,776 million in 2011, which represented a 39.2% or €1,147 million decrease from €2,923 million in 2010. The effective tax rate was 16.26% in 2012, 22.5% in 2011 and 24.3% in 2010.

The reduction in the effective tax rate in 2012 compared to the prior year is primarily due to the €4,373 million reduction in consolidated operating profit before tax, together with the fact that there is no significant variation in the net adjustments to profit before tax that applied in 2012 as compared to 2011 (see the reconciliation in Note 27.c, to our consolidated financial statements).

For more information about factors affecting effective tax rates, see Note 27 to our consolidated financial statements.

Profit / (losses) from discontinued operations

Losses from discontinued operations were €7 million in 2012, a €17 million decrease from €24 million in 2011, which represented a €3 million decrease from €27 million in 2010. During 2012 and 2011, we did not discontinue any significant operation.

Profit attributable to non-controlling interest

Profit attributable to non-controlling interest was €762 million in 2012, a 3.3% or €26 million decrease from €788 million in 2011, which represented a 14.4% or €133 million decrease from €921 million in 2010. For further details, see Note 28 to our consolidated financial statements.

2012 compared to 2011

The main developments in 2012 regarding non-controlling interest were: (i) in January and March 2012 the Group transferred shares accounting for 4.41% and 0.77% of Banco Santander (Brasil) S.A. to two leading international financial institutions, and (ii) in 2012 the Group sold 24.9% of its ownership interest in Grupo Financiero Santander México, S.A.B. de C.V. The related increase in profits attributable to non-controlling interest in these units was offset by losses registered to non-controlling interest in Banesto.

2011 compared to 2010

The €133 million decrease in 2011 is mainly attributable to the purchase in September 2010 of 25% of Santander Mexico. Non-controlling interest in Banco Santander Mexico was €2 million in 2011 as compared to €130 million in 2010.

Results of Operations by Business Areas

For internal information, Grupo Santander maintained in 2012 the general criteria used in 2011 for geographical and business segmentation, with the following exception:

The financial statements of each operating segment are prepared by aggregating the figures for the Group’s various business units. The basic information used for segment reporting comprises the accounting data of the legal units composing each segment and the data available from the management information systems. All segment financial statements have been prepared on a basis consistent with the accounting policies used by the Group. In 2012, the consumer credit business relating to the United Kingdom was incorporated in the United Kingdom and that relating to the United States was incorporated in the US, in both cases after an exit from Continental Europe. As a result, the segment reporting figures for 2011 and 2010 have been restated in order to facilitate their comparison with the figures for 2012.

Our results of operations by business areas can be summarized as follows (see Item 4 of Part I, “Information on the Company—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations”).

First level (geographic):

Continental Europe

				Variations
	2012	2011	2010	2012/2011	2011/2010
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	9,470	8,875	8,320	6.7%	6.7%
Income from equity instruments	289	264	217	9.5%	21.7%
Income from companies accounted for by the equity method	27	14	9	92.9%	55.6%
Net fees and commissions	3,626	3,774	3,483	(3.9%)	8.4%
Gains/losses on financial assets and liabilities (net) *	461	232	837	98.7%	(72.3%)
Other operating income/(expenses) (net)	(17)	119	170	(114.3%)	(30.0%)
TOTAL INCOME	13,856	13,278	13,036	4.4%	1.9%
Administrative expenses	(5,640)	(5,660)	(5,030)	(0.4%)	12.5%
Personnel expenses	(3,496)	(3,531)	(3,194)	(1.0%)	10.6%
Other general expenses	(2,144)	(2,129)	(1,836)	0.7%	16.0%
Depreciation and amortization	(662)	(600)	(601)	10.3%	(0.2%)
Provisions (net)	(38)	(142)	(15)	(73.2%)	846.7%
Impairment losses on financial assets (net)	(4,127)	(3,528)	(3,134)	17.0%	12.6%
Impairment losses on other assets (net)	(131)	53	(48)	(347.2%)	(210.4%)
Gains/(losses) on other assets (net)	(153)	(303)	(55)	(49.5%)	450.9%
OPERATING PROFIT/(LOSS) BEFORE TAX	3,105	3,098	4,153	0.2%	(25.4%)
Income tax	(736)	(718)	(1,023)	2.5%	(29.8%)
PROFIT FROM CONTINUING OPERATIONS	2,369	2,380	3,130	(0.5%)	(24.0%)
Profit/(loss) from discontinued operations (net)	(7)	(24)	(14)	(70.8%)	71.4%
CONSOLIDATED PROFIT FOR THE YEAR	2,362	2,356	3,116	0.3%	(24.4%)
Profit attributable to non-controlling interest	57	69	74	(17.4%)	(6.8%)
Profit attributable to the Parent	2,305	2,287	3,042	0.8%	(24.8%)

*	Includes exchange differences (net)

2012 compared to 20111

In 2012, Continental Europe contributed 26.8% of the profit attributable to the Group’s operating areas. This segment obtained attributable profit of €2,305 million in 2012, an increase of 0.8% to the previous year, which was heavily affected by the booking of higher credit loss provisions during the year. The earnings reflect the positive effect of the change in the scope of consolidation due to the inclusion in the Group of Bank Zachodni WBK and the SEB branches in Germany for the full year, and a slight negative effect from the agreement with Abbey Life Assurance for the reinsurance of the portfolio of individual life risk in Spain and Portugal.

Interest income was €9,470 million in 2012, which is a 6.7% or €595 million increase from the €8,875 million obtained in 2011. This increase was mainly due to the inclusion of SEB in Germany and the entry of Bank Zachodni WBK. Without this effect, the increase would have been 5.0% year to year.

Net fees and commissions were €3,626 million in 2012, a 3.9% decrease from €3,774 million in 2011, due to lower activity.

Gains/(losses) on financial assets and liabilities were €461 million in 2012, a 98.7% increase from €232 million in 2011. Most of this growth came from the results generated in the repurchase of preferred shares in Banesto and the repurchase of debt in Portugal.

[1]	For a summary by countries see “Item 4. Information of the Company. B. Business Overview—Latin America”

Administrative expenses in 2012 were €5,640 million, a 0.4% decrease from €5,660 million in 2011. Depreciation and amortization expenses were €662 million in 2012, a 10.3% increase from €600 million in 2011. As a result, cost (administrative expenses plus depreciation and amortization) rose by 0.7% year to year due to the impact of the changes in the scope of consolidation; eliminating this effect, they continued to fall (-1.5%), with all of the units flat or decreasing. Noteworthy, however, was the 4.8% reduction in Portugal.

Impairment losses on financial assets were €4,127 million in 2012, a 17.0% increase from €3,528 million in 2011. Spain’s recession is pushing up NPL entries, although the recoveries and sale of portfolios is containing the rise in the balance of bad loans. Portugal experienced a rise in credit loss provisions also due to the increase in non-performing loans as a result of the economic cycle. A decrease of 11.7% in credit loss provisions in Santander Consumer Finance partially mitigated the increases in Spain and Portugal. The NPL ratio in Continental Europe increased from 5.18% in 2011 to 6.25% in 2012, while NPL coverage increased from 56% in 2011 to 73% in 2012.

Profit attributable to the Parent remained stable in 2012 at €2,305 million up from €2,287 million in 2011, a 0.8% increase. These results were obtained in a difficult environment, characterized by shrinking GDP, domestic demand and consumption, rising unemployment and declining interest rates, at historic lows, with their impact on spreads.

2011 compared to 2010

In 2011, Continental Europe contributed 24.9% of the profit attributable to the Group’s operating areas. The profit includes the effect of the consolidation of Bank Zachodni WBK in April and SEB’s branches in Germany in the first quarter. Overall, the positive impact of these acquisitions (perimeter effect) on the Group’s profits was around 6 percentage points.

Interest income was €8,875 million in 2011, which is a 6.7% or €555 million increase from the €8,320 million obtained in 2010. Net fees and commissions were €3,774 million in 2011, an 8.4% increase from €3,483 million in 2010. These increases were due to the improvements in commercial units and the consolidation of Bank Zachodni WBK in the second quarter.

Gains/(losses) on financial assets and liabilities were €232 million in 2011, a 72.3% decrease from €837 million in 2010. The decrease was mainly due to the tensions in the markets in the second half of the year which impacted gains on financial transactions, due, on the one hand, to lower asset valuations and, on the other, to reduced customer activity.

Administrative expenses were €5,660 million in 2011, a 12.5% increase from €5,030 million in 2010 due to the impact of the changes in the scope of consolidation. The larger units of the segment experienced, in real terms, reductions of 2.5% at Banesto, 2.1% in Portugal, and 1.2% in the Santander Branch Network.

Impairment losses on financial assets were €3,528 million in 2011, a 12.6% increase from €3,134 million in 2010, mainly due to the perimeter effect. Additionally, the evolution of NPLs in Spain was worse than expected because the downturn in the economy was more severe than envisaged and the fall in lending meant the NPL ratio increased to a greater extent than the volume of non-performing. The NPL ratio in Continental Europe increased from 4.35% in 2010 to 5.18% in 2011, while NPL coverage decreased from 65% in 2010 to 56% in 2011. The decrease in total lending in Spain caused the NPL ratio to increase to a greater extent than the volume of NPLs.

Profit attributable to the Parent was 24.8% lower at €2,287 million from €3,042 million in 2011. Profits have been hard hit by the low growth environment, deleveraging and low interest rates, as well as the negative impact of gains on financial transactions and the increase in impairment losses mentioned above. Profits fell at the three commercial networks (Santander, Banesto and Portugal) and at wholesale businesses, while Santander Consumer Finance performed well (+33.7% in profit attributable to the parent bank) and Poland’s BZ WBK was incorporated to the Group in April.

United Kingdom

				Variations
	2012	2011	2010	2012/2011	2011/2010
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	3,559	4,356	4,941	(18.3%)	(11.8%)
Income from equity instruments	1	1	-	0.0%	n/a
Income from companies accounted for by the equity method	(5)	1	-	(600.0%)	n/a
Net fees and commissions	1,238	1,079	1,035	14.7%	4.3%
Gains/losses on financial assets and liabilities (net) *	1,231	405	462	204.0%	(12.3%)
Other operating income/(expenses) (net)	22	25	29	(12.0%)	(13.8%)
TOTAL INCOME	6,046	5,867	6,467	3.1%	(9.3%)
Administrative expenses	(2,356)	(2,243)	(2,280)	5.0%	(1.6%)
Personnel expenses	(1,475)	(1,415)	(1,314)	4.2%	7.7%
Other general expenses	(881)	(828)	(966)	6.4%	(14.3%)
Depreciation and amortization	(385)	(352)	(311)	9.4%	13.2%
Provisions (net)	(522)	(964)	(157)	(45.9%)	514.0%
Impairment losses on financial assets (net)	(1,246)	(634)	(986)	96.5%	(35.7%)
Impairment losses on other assets (net)	-	-	-	n/a	n/a
Gains/(losses) on other assets (net)	(1)	(3)	46	(66.7%)	(106.5%)
OPERATING PROFIT/(LOSS) BEFORE TAX	1,536	1,671	2,779	(8.1%)	(39.9%)
Income tax	(361)	(448)	(756)	(19.4%)	(40.7%)
PROFIT FROM CONTINUING OPERATIONS	1,175	1,223	2,023	(3.9%)	(39.5%)
Profit/(loss) from discontinued operations (net)	-	-	-	n/a	n/a
CONSOLIDATED PROFIT FOR THE YEAR	1,175	1,223	2,023	(3.9%)	(39.5%)
Profit attributable to non-controlling interest	-	-	-	n/a	n/a
Profit attributable to the Parent	1,175	1,223	2,023	(3.9%)	(39.5%)

*	Includes exchange differences (net)

2012 compared to 2011

In 2012, the United Kingdom contributed 13.7% of the profit attributable to the Parent bank’s total operating areas. This included a net gain of £65 million (€80 million, approximately) resulting from the repurchase of debt capital instruments made in the third quarter. Most of this gain was offset by provisions related to the non-core corporate and potential conduct remediation. Santander UK faced an environment of weak economic growth, low interest rates and higher funding costs.

Interest income was €3,559 million in 2012, an 18.3% or €797 million decrease from €4,356 million in 2011. This decrease reflects the negative impacts of the higher cost of funding (of both deposits and wholesale financing) and the low interest rates. These impacts were partially offset by improved volumes and higher spreads on new lending to SMEs and businesses.

Net fees and commissions were €1,238 million in 2012, a 14.7% or €159 million increase from €1,079 million in 2011 due to increased fees and ancillary income from SME and large corporates.

Gains / losses on financial assets and liabilities were €1.231 million in 2012, a 204.0% or €826 million increase from €405 million in 2011 mainly due to the repurchase of debt capital instruments previously mentioned.

Administrative expenses were €2,356 million in 2012, a 5.0% or €113 million increase from €2,243 million in 2011. Nevertheless, in local currency administrative expenses decreased 1.8% despite the impact of inflation and continued investment in business.

Provisions were €522 million in 2012, a 45.9% or €442 million decrease from of €964 million in 2011. In 2011 we made an one-off charge provision related to PPI remediation of €842 million (€620 million net of tax) (see Item 8 of Part I, “Financial information—Legal proceedings, ii. Non-tax-related proceedings”).

Impairment losses on financial assets were €1,246 million in 2012, a 96.5% or €612 million increase from €634 million in 2011. The NPL ratio was 2.05%, 0.21 percentage points higher than that of 2011. Both the stock of residential properties in possession (0.06%) as well as the NPL ratio of residential mortgages (1.74%) remained low with underlying performance stable and both were better than the sector average, according to the Council of Mortgage Lenders. This increase mainly relates to the review and full re-assessment of the assets held in the non-core corporate and legacy portfolios in run-off. The provisions relate to assets acquired from Alliance & Leicester plc (particularly the shipping portfolio) as well as certain assets within the old Abbey Commercial Mortgages book. The amount of the provision reflects the increasing losses experienced in these portfolios. For further details see Item 11 of Part I. “Quantitative and Qualitative Disclosures About Risk—Part 4. Credit Risk”.

Profit attributable to the Parent was €1,175 million in 2012, a 3.9% or €48 million decrease from €1,223 million in 2011. In summary, the income statement was affected by an environment of weak economic growth, low interest rates and higher funding costs. This environment negatively affected the net interest income. Gains on financial transactions were offset by provisions related to the non-core corporate and potential conduct remediation. On the other hand, in local currency cost experienced a decline.

2011 compared to 2010

In 2011, the United Kingdom contributed 13.3% of the profit attributable to the Parent bank’s total operating areas. This included the impact, net of tax, of a provision of €620 million in the second quarter, related to the payment protection insurance (PPI) remediation, in line with what has been done by other British banks. In addition, there were higher costs derived from regulatory changes affecting increased liquidity requirements and higher wholesale funding costs. All of this was in the context of weak growth and low interest rates.

Interest income was €4,356 million in 2011, an 11.8% or €585 million decrease from €4,941 million in 2010 reflecting the higher cost of liquid assets. The total commercial spread declined with higher spreads on loans more than offset by the greater cost of liquidity and funding. Increases in the proportion of customers on standard variable rate mortgages helped to partly mitigate the impact of low interest rates. Higher net interest income in SMEs and corporations reflected growth in deposits and loans, with spreads on new loans continuing to increase.

Net fees and commissions were €1,079 million in 2011, a 4.3% or €44 million increase from €1,035 million in 2010. This increase was mainly due to a new pricing structure for current accounts where overdraft interest charges have been replaced with a flat fee.

Gains / losses on financial assets and liabilities were €405 million in 2011, a 12.3% or €57 million decrease from €462 million in 2010 due to the impact of lower market activity.

Administrative expenses were €2,243 million in 2011, a 1.6% or €37 million decrease from €2,280 million in 2010. This decrease was mainly achieved by continued operational and integration cost efficiencies in the back office functions, marketing and property costs. This was partially offset by the addition of 1,100 employees to improve customer service in the first half of 2011, which enabled Santander UK to repatriate the call centers that were abroad.

Provisions were €964 million in 2011, a 514.0% or €807 million increase from €157 million in 2010, mainly due to the one-off charge in the second quarter of €842 million from a provision made related to PPI remediation (€620 million net of tax) (see Item 8 of Part I, “Financial information—Legal proceedings, ii. Non-tax-related proceedings”).

Impairment losses on financial assets were €634 million in 2011, a 35.7% or €352 million decrease from €986 million in 2010, due to the improved evolution of retail products and to a better than expected performance in the current environment.

In 2011, the NPL ratio and the coverage ratio stood at 1.84% and 40%, respectively. There was a better performance in all retail products, particularly mortgages and unsecured personal loans, and a slight deterioration in the fourth quarter in corporate loans, including real estate. The stock of foreclosed properties remained very low (0.06% of the total portfolio compared to 0.05% at the end of 2010). In general, the trends were better than the sector’s, according to the data from the Council of Mortgage Lenders (CML).

Profit attributable to the Parent was €1,223 million in 2011, a 39.5% or €800 million decrease from €2,023 million in 2010. The income statement was very affected by the environment of low activity, low interest rates, regulatory changes, higher funding costs and the PPI provision. On the other hand, costs were almost flat and fewer provisions were made, reflecting the good evolution of non-performing loans.

Latin America

				Variations
	2012	2011	2010	2012/2011	2011/2010
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	17,881	16,473	14,678	8.5%	12.2%
Income from equity instruments	60	71	80	(15.5%)	(11.3%)
Income from companies accounted for by the equity method	183	37	10	394.6%	270.0%
Net fees and commissions	5,097	4,992	4,661	2.1%	7.1%
Gains/losses on financial assets and liabilities (net) *	1,071	1,067	1,409	0.4%	(24.3%)
Other operating income/(expenses) (net)	(357)	(199)	(163)	79.4%	22.1%
TOTAL INCOME	23,935	22,441	20,675	6.7%	8.5%
Administrative expenses	(8,198)	(7,983)	(7,192)	2.7%	11.0%
Personnel expenses	(4,617)	(4,455)	(3,955)	3.6%	12.6%
Other general expenses	(3,581)	(3,528)	(3,237)	1.5%	9.0%
Depreciation and amortization	(865)	(926)	(778)	(6.6%)	19.0%
Provisions (net)	(1,027)	(1,232)	(990)	(16.6%)	24.4%
Impairment losses on financial assets (net)	(7,381)	(5,447)	(4,687)	35.5%	16.2%
Impairment losses on other assets (net)	(17)	(38)	(12)	(55.3%)	216.7%
Gains/(losses) on other assets (net)	226	241	255	(6.2%)	(5.5%)
OPERATING PROFIT/(LOSS) BEFORE TAX	6,673	7,056	7,271	(5.4%)	(3.0%)
Income tax	(1,502)	(1,653)	(1,693)	(9.1%)	(2.4%)
PROFIT FROM CONTINUING OPERATIONS	5,171	5,403	5,578	(4.3%)	(3.1%)
Profit/(loss) from discontinued operations (net)	—	—	—	n/a	n/a
CONSOLIDATED PROFIT FOR THE YEAR	5,171	5,403	5,578	(4.3%)	(3.1%)
Profit attributable to non-controlling interest	866	739	850	17.2%	(13.1%)
Profit attributable to the Parent	4,305	4,664	4,728	(7.7%)	(1.4%)

*	Includes exchange differences (net)

2012 compared to 20112

In 2012, Latin America contributed 50.1% of the profit attributable to the Parent bank’s total operating areas. Latin American financial systems displayed high levels of capital, liquidity and robust credit quality indicators. They also maintained double-digit rates of growth reflecting the dynamism of the economies. The scope of consolidation of this segment changed due to the sale of the subsidiary in Colombia, the agreement with Zurich Financial Services Group to strengthen insurance distribution and higher minority interests in Brazil, Mexico and Chile.

Interest income was €17,881 million in 2012, an 8.5% or €1,408 million increase from €16,473 million in 2011, due to higher volumes and improved management of spreads in a context of stable or declining interest rates, varying by country.

[2]	For a summary by countries see “Item 4. Information of the Company. B. Business Overview—Latin America”

Net fees and commissions were €5,097 million in 2012, a 2.1% or €105 million increase from €4,992 million in 2011, affected by regulatory pressures. Excluding the exchange rate impact, the main drivers of growth were cards (+18.7%), transactional banking (+9.8%), administration of accounts (+6.8%) and insurance (+2.5%). Mutual funds dropped 15.4% because of the shift into deposits.

Gains / losses on financial assets and liabilities remained stable at €1,071 million in 2012 compared to €1,067 million in 2011.

Administrative expenses were €8,198 million in 2012, a 2.7% or €215 million increase from €7,983 million in 2011. The increase was mainly due to the opening of branches (some traditional and others focused on priority customer segments), new business projects and inflationary pressures on wage agreements and outsourcing of services.

Impairment losses on financial assets were €7,381 million in 2012, a 35.5% or €1,934 million increase from €5,447 million in 2011. This increase was largely influenced by increased lending, collective provisions and a worsening of nonperforming loans in some markets. The NPL ratio increased 110 basis points, from 4.32% to 5.42%, while coverage decreased from 97% to 88%. For further details see Item 4 of Part I, “Information on the Company—B. Business Overview—Latin America” and Item 11 of Part I. “Quantitative and Qualitative Disclosures About Risk—Part 4. Credit Risk”.

Profit attributable to the Parent was €4,305 million in 2012, a 7.7% or €359 million decrease from €4,664 million in 2011. In local currency and excluding the effect of the changes in the scope of consolidation (the sale in Colombia, the sale of insurance businesses and the increase of non-controlling interests in Brazil, Mexico and Chile), the attributable profit rose by 3.7%. Also in local currency, Retail Banking’s net profit increased 0.8%, driven by gross income (+13.9%). Global Wholesale Banking’s net profit was 1.2% lower.

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

Net fees and commissions were €4,992 million in 2011, a 7.1% or €331 million increase from €4,661 million in 2010. Excluding the exchange rate impact, the main drivers of growth were insurance (+31.7%) and credit cards (+23.7%), while those from managing accounts fell 16.6%. Income from insurance business grew 16.9%, affected by the impact of the agreement with Zurich (excluding this impact: +34.8%), which acquired 51% of the share capital of ZS Insurance América, S.L. (the holding company for the Group’s insurance businesses in Latin America).

Gains / losses on financial assets and liabilities were €1,067 million in 2011, a 24.3% or €342 million decrease from €1,409 million in 2010, largely due to the volatility of markets in the third and fourth quarters.

Administrative expenses were €7,983 million in 2011, an 11.0% or €791 million increase from €7,192 million in 2010. The increase was mainly due to: (i) the growth in staff in the branch networks, (ii) renegotiation of salaries and collective agreements; (iii) new business projects; (iv) increased installed capacity; and (v) redesigning points of attention.

Impairment losses on financial assets were €5,447 million in 2011, a 16.2% or €760 million increase from €4,687 million in 2010, which is below lending growth. The NPL ratio increased 21 basis points, from 4.11% to 4.32%, while coverage decreased from 104% to 97%.

Profit attributable to the Parent was €4,664 million in 2011, a 1.4% or €64 million decrease from €4,728 million in 2010. This decrease was due to increased impairment loses, reduced gains on financial transactions due to the unfavorable market situation, and higher commercial investment. This was partially offset thanks to the dynamism of net interest income and fee income, which lifted total income by 8.5%. By segment, in constant currency, Retail Banking’s attributable profit rose 0.8%, while Global Wholesale Banking and Asset Management and Insurance’s decreased 1.5% and 1.4%, respectively.

United States

				Variations
	2012	2011	2010	2012/2011	2011/2010
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	1,695	3,289	3,113	(48.5%)	5.7%
Income from equity instruments	20	1	1	n/a	0.0%
Income from companies accounted for by the equity method	341	—	—	n/a	n/a
Net fees and commissions	378	643	596	(41.2%)	7.9%
Gains/losses on financial assets and liabilities (net) *	244	192	38	27.1%	405.3%
Other operating income/(expenses) (net)	(74)	(56)	(67)	32.1%	(16.4%)
TOTAL INCOME	2,604	4,069	3,681	(36.0%)	10.5%
Administrative expenses	(1,029)	(1,162)	(1,065)	(11.4%)	9.1%
Personnel expenses	(566)	(640)	(599)	(11.6%)	6.8%
Other general expenses	(463)	(522)	(467)	(11.3%)	11.8%
Depreciation and amortization	(145)	(126)	(117)	15.1%	7.7%
Provisions (net)	(170)	(43)	(85)	295.3%	(49.4%)
Impairment losses on financial assets (net)	(265)	(1,005)	(1,368)	(73.6%)	(26.5%)
Impairment losses on other assets (net)	(24)	(118)	(19)	(79.7%)	521.1%
Gains/(losses) on other assets (net)	8	—	(7)	n/a	n/a
OPERATING PROFIT/(LOSS) BEFORE TAX	979	1,615	1,019	(39.4%)	58.5%
Income tax	(168)	(557)	(318)	(69.8%)	75.2%
PROFIT FROM CONTINUING OPERATIONS	811	1,058	701	(23.3%)	50.9%
Profit/(loss) from discontinued operations (net)	—	—	—	n/a	n/a
CONSOLIDATED PROFIT FOR THE YEAR	811	1,058	701	(23.3%)	50.9%
Profit attributable to non-controlling interest	—	48	22	n/a	118.2%
Profit attributable to the Parent	811	1,010	679	(19.7%)	48.7%

*	Includes exchange differences (net)

2012 compared to 2011

In 2012, United States contributed 9.4% of the profit attributable to the Parent bank’s total operating areas. On December 31, 2011, SCUSA increased its capital to allow for new shareholders. This reduced Grupo Santander’s stake from 91.5% to around 65%. As a result, SCUSA is subject to the joint control of all shareholders, which led the Group to stop consolidating this company by the global integration method and to record its stake by the equity method.

Interest income for 2012 was €1,695 million, a 48.5% or €1,594 million decrease from €3,289 million for 2011, mainly due to the change in consolidation method of SCUSA. Eliminating SCUSA’s results in 2011, and in local currency, interest income was down by 6.7%, reflecting the fall in long-term interest rates and the reduction in the non-strategic portfolio.

Income from companies accounted for by the equity method for 2012 was €341 million. This income reflects SCUSA’s contribution to the Group.

Net fees and commissions for 2012 were €378 million, a 41.2% or €265 million decrease from €643 million for 2011, mainly due to the deconsolidation of SCUSA. Eliminating SCUSA’s results in 2011, in local currency, there was a 6.8% drop. The increased regulatory pressure resulted in a significant reduction in revenues linked to commissions from credit card transactions and overdrafts. This was partly offset by the business effort, which raised the quality of revenues associated with current accounts.

Net gains on financial assets and liabilities for 2012 were €244 million, a 27.1% or €52 million increase from €192 million for 2011, this was due to the increase in originations and sale of mortgages and greater customer activity.

Administrative expenses were €1,029 million in 2012, an 11.4% or €133 million decrease as compared to €1,162 million in 2011. Depreciation and amortization was €145 million in 2012, a 15.1% or €19 million increase as compared to €126 million in 2011. Operating expenses (administrative expenses and depreciation and amortization) grew 8.9% (eliminating SCUSA’s results in 2011 and in local currency). This increase reflects the investments in technology and in the sales and regulatory compliance teams needed to take advantage of the new status as a national bank.

Provisions (net) were €170 million in 2012, a 295.3% or €127 million increase as compared to €43 million in 2011. This increase was mainly due to provisions booked for Trust Piers due to the court settlement reached to remunerate an investment at a higher rate of interest than it was earning.

Impairment losses on financial assets were €265 million in 2012, a 73.6% or €740 million decrease as compared to €1,005 million in 2011. This was mainly due to the deconsolidation of SCUSA. Eliminating SCUSA’s results in 2011 and in local currency, loan-loss provisions dropped by 34.7%, further lowering the NPL ratio to 2.29% from 2.85% in 2011, and coverage rose to 106% from 96% in 2011. This was mainly due to the improved composition of the portfolio and strict management of risk.

Profit attributable to the Parent was €811 million in 2012, a €199 million decrease as compared to €1,010 million in 2011. The main developments were: (i) entry of new shareholders in SCUSA, with the result that the Santander Group stake in the company went from 91.5% to approximately 65%, (ii) the above mentioned provision booked for Trust Piers.

2011 compared to 2010

In 2011, United States contributed 11.0% of the profit attributable to the Parent bank’s total operating areas.

Interest income for 2011 was €3,289 million, a 5.7% or €176 million increase as compared to €3,113 million for 2010. The good performance of Santander Consumer USA was partially offset by a €57 million decrease in Sovereign. In an environment of a sharp decline in interest rates, management of volumes and prices was essential to the performance of interest income.

Net fees and commissions were €643 million in 2011, a 7.9% or €47 million increase from €596 million in 2010. The positive performance of Santander Consumer USA and the management of volumes and prices were partially offset by the negative impact of the Durbin Amendment to the Dodd-Frank Act. This amendment limits the commissions charged to clients for certain transactions. Sovereign, in a stand-alone basis, experience a decrease of €33 million.

Administrative expenses were €1,162 million in 2011, a 9.1% or €97 million increase as compared to €1,065 million in 2010. Depreciation and amortization was €126 million in 2011, a 7.7% or €9 million increase as compared to €117 million in 2010. The increase in operating expenses reflects the impact of investments in technology and the increase in commercial structures which begun in the second half of 2010.

Impairment losses on financial assets were €1,005 million in 2011, a 26.5% or €363 million decrease as compared to €1,368 million in 2010. This reduction was due to the control of NPLs and the recovery capacity throughout the credit cycle. This change caused a better than expected evolution in credit quality. Non-performing loans and coverage improved for the eighth quarter running. The NPL ratio and the coverage ratio stood in 2011 at 2.85% and 96%.

Profit attributable to the Parent was €1,010 million in 2011, a €331 million increase as compared to €679 million in 2010. Revenues and provisions performed well and costs rose because of investments in technology and commercial structures.

Corporate Activities

				Variations
	2012	2011	2010	2012/2011	2011/2010
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	(2,458)	(2,172)	(1,828)	13.2%	18.8%
Income from equity instruments	53	57	64	(7.0%)	(10.9%)
Income from companies accounted for by the equity method	(119)	5	(2)	n/a	n/a
Net fees and commissions	(31)	(16)	(40)	93.8%	(60.0%)
Gains/losses on financial assets and liabilities (net) *	133	420	(141)	(68.3%)	n/a
Other operating income/(expenses) (net)	534	129	137	314.0%	(5.8%)
TOTAL INCOME	(1,888)	(1,577)	(1,810)	19.7%	(12.9%)
Administrative expenses	(705)	(733)	(688)	(3.8%)	6.5%
Personnel expenses	(169)	(285)	(267)	(40.7%)	6.7%
Other general expenses	(536)	(448)	(420)	19.6%	6.7%
Depreciation and amortization	(132)	(105)	(133)	25.7%	(21.1%)
Provisions (net)	135	(220)	114	n/a	n/a
Impairment losses on financial assets (net)	(5,887)	(1,254)	(268)	369.5%	367.9%
Impairment losses on other assets (net)	(336)	(1,414)	(207)	(76.2%)	583.1%
Gains/(losses) on other assets (net)	69	(198)	(179)	n/a	10.6%
OPERATING PROFIT/(LOSS) BEFORE TAX	(8,744)	(5,501)	(3,170)	59.0%	73.5%
Income tax	2,192	1,600	867	37.0%	84.5%
PROFIT FROM CONTINUING OPERATIONS	(6,552)	(3,901)	(2,303)	68.0%	69.4%
Profit/(loss) from discontinued operations (net)	—	—	(13)	n/a	n/a
CONSOLIDATED PROFIT FOR THE YEAR	(6,552)	(3,901)	(2,316)	68.0%	68.4%
Profit attributable to non-controlling interest	(161)	(68)	(25)	136.8%	172.0%
Profit attributable to the Parent	(6,391)	(3,833)	(2,291)	66.7%	67.3%

*	Includes exchange differences (net)

2012 compared to 2011

Interest income/(charges) for Corporate Activities was a loss of €2,458 million in 2012, a 13.2% increase as compared to losses of €2,172 million in 2011. The increase was largely due to a liquidity buffer kept in the European Central Bank and the greater cost of wholesale funding, which was partly offset by reduced recourse to wholesale markets because the need to finance the commercial gaps was lower. This higher cost also impacted the financing of the Group’s goodwill, which by definition has a negative nature, and which increased its cost proportionately. The net interest income of the ALCO portfolios improved in 2012 due to higher average volumes.

Gains / losses on financial assets and liabilities were a gain of €133 million in 2012 as compared to gains of €420 million in 2011. Of note were the results from liabilities management, the sale of small financial stakes and those arising from financial assets available for sale. The impact of hedging the results of subsidiaries was negative (it was positive in 2011) balancing the higher value in euros of the business units results.

Administrative expenses were €705 million in 2012, a 3.8% or €28 million decrease from €733 million in 2011, mainly due to lower personnel expenses. Depreciation and amortization stood at €132 million, a 25.7% increase from €105 million in 2011. As a result, general cost (administrative expenses plus depreciation and amortization) were almost flat with a €1 million decrease partly from higher indirect taxes, and amortizations which were offset by lower personnel expenses.

In 2012, Corporate Activities impairment losses on financial assets were €5,887 million a 369.5% or €4,633 million increase from €1,254 million in 2011. The main reason for this strong increase is the deterioration of the real estate segment in Spain.

Exposure to the real estate industry has taken on particular importance for Spanish financial institutions since 2008 due to a slowdown in sales, an increase in defaults, the difficulties experienced by companies related to the real estate industry in accessing credit and a fall in property prices. Accordingly, in 2009 the Group created a specialized corporate area that encompasses the entire life cycle of these transactions, including commercial management, legal processes, court procedures and recovery management, among others. This area manages the Group’s entire exposure to the property development and construction industry in Spain (including loans and non-current assets held for sale). As this area reports to Group senior management (see “Item 11. Quantitative and Qualitative Disclosures About Risk” for more detailed information), it is considered to belong to the Corporate Activities segment and is no longer considered attributable to the segment that gave rise to it. See “Item 2. Selected Statistical Information—Impaired Balances Ratios” for more detailed information.

Impairment losses on other assets were €336 million, a 76.2% or €1,078 million decrease from €1,414 million in 2011. This variation was mainly due to the following impairments that were solely recorded in 2011: €601 million to amortize goodwill related to Santander Totta, and the amortization of other intangibles, pensions and contingencies.

Loss attributable to the Parent amounted to €6,391 million in 2012, a €2,558 million increase as compared to a loss of €3,833 million in 2011. This variation was primarily due to impairment losses in real estate in Spain.

2011 compared to 2010

Interest income/(charges) for Corporate Activities was a loss of €2,171 million in 2011, an 18.8% increase as compared to 2010. The increase was largely due to the greater cost of wholesale funding. This was mainly due to the higher level of market reference interest rates and the rise in the credit spreads of issues, as well as the cost of maintaining a prudent liquidity position. This higher cost also had a negative impact on financing costs associated with of the Group’s investments and acquisitions, which costs are allocated to the Corporate Activities segment. The net interest income of the ALCO portfolios was higher in 2011 than 2010, while maintaining similar volumes, thanks to the greater return on the assets.

Gains / losses on financial assets and liabilities were a gain of €420 million in 2011 compared to losses of €141 million in 2010. The difference was mainly due to hedging. In 2011, the impact of hedging the results of subsidiaries was positive (offsetting the lower value in euros of the results of the business units) and more than €500 million above 2010. In 2010, there were higher losses from the hedging of the results of subsidiaries and writedowns of financial investments in the portfolio of equity stakes, both of which were partly offset by positive returns from the hedging of interest rates.

Administrative expenses were €733 million in 2011 a 6.5% or €45 million increase from €688 million in 2010, mainly due to an increase in rents. Depreciation and amortization stood at €105 million, a 21.1% reduction from the €133 million in 2010. The growth in general costs from the increase in rents was partially offset by lower amortizations.

In 2011, Corporate Activities impairment losses on financial assets were €1,254 million a 367.9% or €986 million increase from €268 million in 2010. Impairment losses on other assets were €1,414 million a 583.1% or €1,207 million increase from €207 million in 2010. These variations were mainly due to €1,812 million in provisions to cover real estate exposure in Spain, €601 million to amortize goodwill related to Santander Totta, and the amortization of other intangibles, pensions and contingencies.

Loss attributable to the Parent amounted to €3,833 million in 2011, a €1,542 million increase as compared to a loss of €2,291 million in 2010. This variation was primarily due to the impairment losses previously mentioned.

Second level (business):

Retail Banking

				Variations
	2012	2011	2010	2012/2011	2011/2010
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	29,986	30,319	28,487	(1.1%)	6.4%
Income from equity instruments	121	95	100	27.4%	(5.0%)
Income from companies accounted for by the equity method	399	23	19	n/a	21.1%
Net fees and commissions	8,804	8,929	8,042	(1.4%)	11.0%
Gains/losses on financial assets and liabilities (net) *	2,215	1,103	1,338	100.8%	(17.6%)
Other operating income/(expenses) (net)	(655)	(556)	(389)	17.8%	42.9%
TOTAL INCOME	40,870	39,913	37,597	2.4%	6.2%
Administrative expenses	(15,494)	(15,242)	(13,911)	1.7%	9.6%
Personnel expenses	(9,055)	(8,877)	(8,000)	2.0%	11.0%
Other general expenses	(6,439)	(6,365)	(5,911)	1.2%	7.7%
Depreciation and amortization	(1,867)	(1,827)	(1,609)	2.2%	13.5%
Provisions (net)	(1,718)	(2,321)	(1,226)	(26.0%)	89.3%
Impairment losses on financial assets (net)	(12,756)	(10,469)	(10,170)	21.8%	2.9%
Impairment losses on other assets (net)	(147)	(82)	(68)	79.3%	20.6%
Gains/(losses) on other assets (net)	71	(56)	234	n/a	n/a
OPERATING PROFIT/(LOSS) BEFORE TAX	8,959	9,916	10,847	(9.7%)	(8.6%)
Income tax	(1,869)	(2,392)	(2,614)	(21.9%)	(8.5%)
PROFIT FROM CONTINUING OPERATIONS	7,090	7,524	8,233	(5.8%)	(8.6%)
Profit/(loss) from discontinued operations (net)	(7)	(24)	(14)	(70.8%)	71.4%
CONSOLIDATED PROFIT FOR THE YEAR	7,083	7,500	8,219	(5.6%)	(8.7%)
Profit attributable to non-controlling interest	697	591	646	17.9%	(8.5%)
Profit attributable to the Parent	6,386	6,909	7,573	(7.6%)	(8.8%)

*	Includes exchange differences (net)

2012 compared to 2011

In 2012, the Group’s Retail Banking segment generated 74.3% of the profit attributed to the Group’s total operating areas. Compared to 2011, earnings were negatively affected by over 6 percentage points due to the change in the scope of consolidation (equity-method accounting of SCUSA and insurance in Latin America, and increased non-controlling interests). The effect of interest rate variations was nearly zero.

Interest income / (charges) were €29,986 million in 2012, a 1.1% or €333 million decrease from €30,319 million in 2011.

Income from companies accounted for by the equity method was €399 million in 2012, a €376 million increase from €23 million in 2011. This growth was mainly due to the change in the scope of consolidation (equity-method accounting of SCUSA and insurance companies in Latin America).

Net fees and commissions were €8,804 million in 2012, a 1.4% or €125 million decrease from €8,929 million in 2011.

Gains / (losses) on financial assets and liabilities were €2,215 million in 2012, a 100.8% or €1,112 million increase from €1,103 million in 2011. This increase was mainly due to the repurchase of debt capital instruments in the U.K..

Administrative expenses were €15,494 million in 2012, a 1.7% or €252 million increase from €15,242 million in 2011. This was mainly due to the increasing costs in Latin America related to business development, inflationary pressures on wage agreements and outsourcing of services. Depreciation and amortization costs were €1,867 million in 2012, a 2.2% or €40 million increase from €1,827 million in 2011.

Provisions were €1,718 million in 2012, a €603 million decrease from €2,321 million for the same period in 2011 due to the €842 million one-off provision for PPI remediation (€620 million after taxes) booked in the U.K. in 2011.

Impairment losses on financial assets were €12,756 million in 2012, a 21.8% or €2,287 million increase from €10,469 million in 2011. This increase was mainly driven by (i) growth in loan loss provisions in Spain due to the worsening economic situation in 2012, including a contraction of the economy, which fell into recession; (ii) increased provisions in the rest of Europe mainly due to the rise in the NPL ratio in Portugal, the result of an economic cycle heading towards contraction, with falling domestic demand and private consumption, and to the increase in the United Kingdom; and (iii) growth in provisions in Brazil as a result of the increased volume of total lending and a slight rise in non-performing loans.

Profit attributable to the Parent was €6,386 million in 2012, a 7.6% or €523 million decrease from €6,909 million in 2011, because of higher loan-loss provisions and the impact of higher minority interests on Latin American units.

The Profit attributable to the Parent of Retail Banking in Continental Europe rose (+1.7%). This was mainly due to the resilience of revenues in the current phase of the cycle (favored by the incorporation of Bank Zachodni WBK in Poland and SEB’s business in Germany) and control of costs.

The Profit attributable to the Parent in Retail Banking in U.K. was 10.8% lower, largely due to lower net interest income (higher cost of funding and low interest rates).

The Profit attributable to the Parent in Retail Banking in Latin America was 5.9% lower. The good performance of the net interest income was offset by higher administrative expenses and impairment losses and the higher impact of minority interests following the sale of shares in the banks in Brazil, Mexico and Chile.

Retail Banking earnings in the U.S. were 26.5% lower. This reflects the reduced stake in SCUSA and the one-off charge at Sovereign Bank for the Trust Piers settlement.

2011 compared to 2010

In 2011, the Group’s Retail Banking segment generated 75.2% of the profit attributed to the Group’s total operating areas. The profits were affected by the provision of €620 million in the second quarter for PPI remediation in the U.K.. Results were also slightly impacted by the perimeter effect (mainly the consolidation of Poland’s Bank Zachodni WBK). The impact was between three to four percentage points positive on revenues and costs. The evolution of exchange rates during the period had a negative impact of between one and two percentage points.

Interest income / (charges) were €30,319 million in 2011, a 6.4% or €1,832 million increase from €28,487 million in 2010. Net fees and commissions were €8,929 million in 2011, an 11.0% or €887 million increase from €8,042 million in 2010. These results were mainly due to the continued growth in Latin America, and the impact of the change in the scope of consolidation, which was partially offset by the effect of the changes in exchange rates.

Gains / (losses) on financial assets and liabilities were €1,103 million in 2011, a 17.6% or €235 million decrease from €1,338 million in 2010.

Administrative expenses were €15,242 million in 2011, a 9.6% or €1,331 million increase from €13,911 million in 2010. This is mainly due to the increase in cost in Latin America along related to business development. Depreciation and amortization costs were €1,827 million in 2011, a 13.5% or €218 million increase from €1,609 million in 2010.

Impairment losses on financial assets were €10,469 million in 2011, a 2.9% or €299 million increase from €10,170 million in 2010. This increase was less than the increase in 2010 and reflects the efforts made in previous years to improve risk management in the Group’s units.

Profit attributable to the Parent was €6,909 million in 2011, a 8.8% or €664 million decrease from €7,573 million in 2010.

Retail banking in Continental Europe, despite the recovery in revenues and the positive impact of the change in the scope of consolidation, was impacted by the higher amount assigned to provisions and writedowns. Profit attributable to the Parent bank declined 14.1%.

Retail banking in the U.K. was lower as it was hit by the PPI charge. Excluding this impact, profit attributable to the Parent bank was almost the same as in 2010. Total income declined, affected by regulatory changes, but this was offset by flat costs and reduced provisions.

Retail banking revenues in Latin America continued to grow, as did costs, compatible with business development.

Global Wholesale Banking

				Variations
	2012	2011	2010	2012/2011	2011/2010
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	2,501	2,416	2,336	3.5%	3.4%
Income from equity instruments	249	242	197	2.9%	22.8%
Income from companies accounted for by the equity method	—	—	—	n/a	n/a
Net fees and commissions	1,162	1,149	1,288	1.1%	(10.8%)
Gains/losses on financial assets and liabilities (net) *	785	788	1,359	(0.4%)	(42.0%)
Other operating income/(expenses) (net)	7	12	(30)	(41.7%)	(140.0%)
TOTAL INCOME	4,704	4,607	5,150	2.1%	(10.5%)
Administrative expenses	(1,455)	(1,488)	(1,346)	(2.2%)	10.5%
Personnel expenses	(943)	(987)	(895)	(4.5%)	10.3%
Other general expenses	(512)	(501)	(452)	2.2%	10.8%
Depreciation and amortization	(155)	(134)	(146)	15.7%	(8.2%)
Provisions (net)	(25)	(14)	(6)	78.6%	133.3%
Impairment losses on financial assets (net)	(262)	(144)	(2)	81.9%	n/a
Impairment losses on other assets (net)	(25)	(21)	(10)	19.0%	110.0%
Gains/(losses) on other assets (net)	2	—	5	n/a	n/a
OPERATING PROFIT/(LOSS) BEFORE TAX	2,784	2,806	3,644	(0.8%)	(23.0%)
Income tax	(750)	(753)	(972)	(0.4%)	(22.5%)
PROFIT FROM CONTINUING OPERATIONS	2,034	2,053	2,672	(0.9%)	(23.2%)
Profit/(loss) from discontinued operations (net)	—	—	—	n/a	n/a
CONSOLIDATED PROFIT FOR THE YEAR	2,034	2,053	2,672	(0.9%)	(23.2%)
Profit attributable to non-controlling interest	207	214	241	(3.3%)	(11.2%)
Profit attributable to the Parent	1,827	1,839	2,431	(0.7%)	(24.4%)

*	Includes exchange differences (net)

2012 compared to 2011

The Global Wholesale Banking segment generated 21.3% of the operating areas’ total profit attributable to the Group in 2012. After a good start, the year experienced significant levels of volatility and uncertainty due to the worsening eurozone crisis. This conditioned business activity to a large extent.

Interest income / (charges) were €2,501 million in 2012, a 3.5% or €85 million increase from €2,416 million in 2011. Net fees and commissions were €1,162 million in 2012, a 1.1% or €13 million increase from €1,149 million in 2011. These variations are explained by an environment of reduced activity in markets and issues in Europe.

Gains / (losses) on financial assets and liabilities was flat at €785 million in 2012 compared to €788 million in 2011.

Administrative expenses were €1,455 million in 2012, a 2.2% or €33 million decrease from €1,488 million in 2011. The investments made in 2011 in equipment and technology in order to attain leadership positions in our core markets stabilized during 2012.

Depreciation and amortization costs were €155 million in 2012, a 15.7% or €21 million increase from €134 million in 2011.

Impairment losses on financial assets were €262 million in 2012, a €118 million increase as compared to provisions of €144 million in 2011 as a result of the increased loan loss provisions in Spain.

Profit attributable to the Parent remained stable at €1,827 million in 2012, a 0.7% or €12 million decrease from €1,839 million in 2011. The increase in total income was offset by higher impairment losses on financial assets and liabilities.

From a management standpoint, the results continued to be supported by solid and diversified client revenues (87% of total gross income). Client revenues continued to rise (+1.1%), spurred by those generated within the Global customer relationship model (+5.8%), which give the area a considerable degree of stability.

The growth in client revenues was underpinned by the stability in Continental Europe (0%), and the better evolution in the U.K. (+16%) and the U.S.(+114%), where Sovereign Bank continued to advance toward its natural share in the wholesale business. On the other hand, Latin America’s contribution was lower (-6%), following the discontinuation of some businesses in Brazil (-18%), which was not offset by the rest of the countries (Mexico: +33% and Chile: +17%).

The performance of the business sub-areas and their contribution to revenue generation was as follows:

Global Transaction Banking, which includes Cash Management, Trade Finance, Basic Financing and Custody, increased its client revenues by 2%. Of note were Cash Management revenues (+16%), due to the efforts made to capture transaction volumes as well as the increase in commercial finance. Spain, Chile and Argentina grew by more than 15%. The growth in Cash Management was partially offset by a decline of 6% in client revenues generated by custody and settlement. The stagnation in Europe, due to the evolution of the stock market and a slower than expected recovery in mutual funds, was only partially mitigated by the robustness of Mexico and Chile.

In 2012 Corporate Finance (including Mergers and Acquisitions and Equity Capital Markets) reduced its client revenues by 23% in a very complex environment.

Credit Markets, which include origination and distribution of corporate loans or structured finance, bond origination and securitization teams and Asset and Capital Structuring, maintained strong generation of client revenues (+8%). Of note was the growth in the U.K., Sovereign Bank, Mexico and Chile.

Rates, which covers fixed income and FX, reduced its client revenues by 6% in a very complex environment in the financial markets, which required larger provisions.

The client revenues of Global Equities (activities related to the equity markets) rose 11%, due to a small recovery in the equity markets in the last months of 2012, compared to 2011, which was the weakest of the last few years.

2011 compared to 2010

The Global Wholesale Banking segment generated 20.0% of the operating areas’ total profit attributable to the Group in 2011. Beginning in the spring, markets were very unstable and they continued to deteriorate in the second half of the year due to the eurozone’s sovereign debt crisis. This environment had a significant impact on revenues, particularly those derived from equities and those not related to customers.

Interest income / (charges) were €2,416 million in 2011, a 3.4% or €80 million increase from €2,336 million in 2010.

Net fees and commissions were €1,149 million in 2011, a 10.8% or €139 million decrease from €1,288 million in 2010 lower due to reduced activity in the markets.

Gains / (losses) on financial assets and liabilities were €788 million in 2011, a 42.0% or €571 million decrease from €1,359 million in 2010.

Administrative expenses were €1,488 million in 2011, a 10.5% or €142 million increase from €1,346 million in 2010, reflecting the investment in equipment and technology.

Depreciation and amortization costs were €134 million in 2011, an 8.2% or a €12 million decrease from €146 million 2010.

Impairment losses on financial assets were €144 million in 2011, a €142 million increase as compared to provisions of €2 million in 2010 due to the further deterioration of the economic environment.

Profit attributable to the Parent was €1,839 million in 2011, a 24.4% or €592 million decrease from €2,431 million in 2010. Profits declined because of the fall in total income from the sharp reduction in gains on financial transactions and in fee income, coupled with higher costs and provisions.

The results were supported by strong and diversified client revenues, although they were impacted by the market stress in the second half of the year somewhat shaken in the last two quarters of very high stress.

Asset Management and Insurance

				Variations
	2012	2011	2010	2012/2011	2011/2010
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	118	258	229	(54.3%)	12.7%
Income from equity instruments	—	—	1	n/a	n/a
Income from companies accounted for by the equity method*	147	29	—	406.9%	n/a
Net fees and commissions	373	410	445	(9.0%)	(7.9%)
Gains/losses on financial assets and liabilities (net)	7	5	49	40.0%	(89.8%)
Other operating income/(expenses) (net)	222	433	388	(48.7%)	11.6%
TOTAL INCOME	867	1,135	1,112	(23.6%)	2.1%
Administrative expenses	(274)	(318)	(310)	(13.8%)	2.6%
Personnel expenses	(156)	(177)	(167)	(11.9%)	6.0%
Other general expenses	(118)	(141)	(143)	(16.3%)	(1.4%)
Depreciation and amortization	(35)	(43)	(52)	(18.6%)	(17.3%)
Provisions (net)	(14)	(46)	(15)	(69.6%)	206.7%
Impairment losses on financial assets (net)	(1)	(1)	(3)	0.0%	(66.7%)
Impairment losses on other assets (net)	—	—	(1)	n/a	n/a
Gains/(losses) on other assets (net)	7	(9)	—	(177.8%)	n/a
OPERATING PROFIT/(LOSS) BEFORE TAX	550	718	731	(23.4%)	(1.8%)
Income tax	(148)	(231)	(204)	(35.9%)	13.2%
PROFIT FROM CONTINUING OPERATIONS	402	487	527	(17.5%)	(7.6%)
Profit/(loss) from discontinued operations (net)	—	—	—	n/a	n/a
CONSOLIDATED PROFIT FOR THE YEAR	402	487	527	(17.5%)	(7.6%)
Profit attributable to non-controlling interest	19	51	59	(62.7%)	(13.6%)
Profit attributable to the Parent	383	436	468	(12.2%)	(6.8%)

*	Includes exchange differences (net)

2012 compared to 2011

In 2012 this segment generated 4.5% of the operating areas’ total profit attributable to the Parent bank. In July, an agreement was reached with Abbey Life Insurance Ltd., a subsidiary of Deustche Bank AG, to reinsure all of the individual life risk portfolio of the insurance companies in Spain and Portugal. This transaction generated estimated gross results of €435 million.

In December, Santander agreed to a strategic alliance with the insurer Aegon to boost its bancassurance business in Spain through commercial networks. The transaction valued Santander’s insurance business at €431 million. The agreement does not affect savings, auto and health insurance, which Santander continues to manage.

Total income in 2012 was €867 million, a 23.6% or €268 million decrease from €1,135 million in 2011. Administrative expenses were €274 million in 2012, a 13.8% decrease from €318 million in 2011. Depreciation and amortization decreased by €8 million in 2012. All of these performances reflect two main changes: (i) the reduction in the stake in the Latin American insurance companies and (ii) the reinsurance agreement in Spain and Portugal.

Profit attributable to the Parent was €383 million in 2012, a decrease of 12.2% or €53 million from €436 million in 2011. Attributable profit was 16.5% higher excluding the following impact: (i) the reinsurance agreement reached with Abbey Life Insurance Ltd., and (ii) the sale of 51% of the Latin American insurers to Zurich which meant recording the contribution of these companies by the equity accounted method.

The global area of Santander Asset Management posted €69 million in profit attributable to the parent a 2.9% increase, due to a decline in gross income of 7.4%, reduced costs (-5.5%) and lower needs for provisions. The total result for the Group (profit before tax plus fees paid to the networks) was €1,043 million (-1.6%).

The total volume of managed funds was €153.7 billion, 11% more than at the end of 2011. Of this, approximately €99 billion were mutual and pension funds, €8 billion in client portfolios other than mutual funds, including institutional mandates, and €46 billion of management mandates on behalf of other Group units.

Santander Insurance posted an attributable profit of €314 million, 14.1% less than in 2011. Results were impacted by the sale of 51% of the insurers in Latin America and by the reinsurance agreement of its life portfolio in Spain and Portugal, which reduced their contribution by €131 million. Eliminating these effects, profit was 19.0% higher.

Insurance business generated total revenues for the Group (including fee income paid to the commercial networks) of €2,784 million 2.3% higher on a like-for-like basis. The total results for the Group (income before taxes of insurers and brokers plus fee income received by the networks) amounted to €2,653 million, 3.0% on a like-for-like basis.

2011 compared to 2010

In 2011 this segment generated 4.7% of the operating areas’ total profit attributable to the Parent bank.

Total income in 2011 was €1,135 million, a 2.1% or €23 million increase from €1,112 million in 2011.

Administrative expenses were €318 million in 2011, a 2.6% increase from €310 million in 2011.

Depreciation and amortization decreased by €9 million in 2011 because of the one-off impact of the change in accounting criteria for amortization of intangible insurance assets in 2010.

Profit attributable to the Parent was €436 million in 2011, a decrease of 6.8% or €32 million from €468 million in 2010, largely affected by lower revenues from insurance in the fourth quarter after the global agreement with Zurich.

The global area of Santander Asset Management experienced a reduction in profit attributable to the parent. The revenue reduction was the result of a fall in managed volumes, accelerated in the second half, which was partly offset by a better mix of products and, in consequence, an increase in average revenues.

Total mutual and pension funds under management amounted to €112 billion, 10% less than at December 2010. The decrease in volume was due to the preference for liquidity and on-balance sheet funds, together with more unstable markets in the second half of the year and the resulting impact on prices.

Profits diminished in the global area of Santander Insurance as it was affected by the sale of 51% of the insurance companies in Latin America completed in the fourth quarter.

Financial Condition

Assets and Liabilities

Our consolidated total assets were €1,269,628 million at December 31, 2012, a 1.4% or €18,103 million increase from total assets of €1,251,526 million at December 31, 2011. Our gross loans and advances to corporate clients, individual clients and government and public entities, including the trading portfolio, other financial assets at fair value and loans, decreased by 3.0% to €745,986 million at December 31, 2012 from €769,036 million at December 31, 2011.

The following factors contributed to the variations in the balance sheet:

•

A negative perimeter impact from the sale of our subsidiary in Colombia, and from the units that were previously consolidated by the proportional method, mainly in Spain, and changed to be accounted for by the equity method.

•

The almost null effect from the evolution of non-euro currencies (end of period rates) on the one hand, the appreciation of sterling (2%), the Mexican peso (5%), the Chilean peso (6%) and the Polish zloty (9%) and, on the other, the depreciation of the dollar (2%), the Brazilian real (11%) and the Argentine peso (14%) in each case against the euro.

The impact of these factors was one percentage point negative on changes in customer balances and was offset by growth in other portfolios and in cash and deposits at central banks.

Customer deposits, which comprise deposits from clients and securities sold to clients under agreements to repurchase, decreased by 0.9% from €632,533 million at December 31, 2011, to €626,639 million at December 31, 2012. Other managed funds, including mutual funds, pension funds, managed portfolios and savings-insurance policies, decreased by 10.1% from €131,456 million at December 31, 2011, to €118,141 million at December 31, 2012 affected by the greater commercial focus placed on capturing on-balance-sheet funds.

In addition, and as part of the global financing strategy, during 2012 the Group issued €80,817 million of senior debt (including Santander UK’s medium term program), including €7,842 million of covered bonds and €2 million of subordinated debt.

During 2012, €78,706 million of senior debt (including Santander UK’s medium term program), including €7,721 million of covered bonds and €4,080 million of subordinated debt, matured.

Goodwill was €24,626 million at the end of 2012, a €463 million decrease from €25,089 million at the end of 2011 entirely due to the evolution of exchange rates in various countries and goodwill amortization in Italy.

Capital

Stockholders’ equity, net of treasury stock, at December 31, 2012, was €74,654 million, a decrease of €1,760 million or 2.3% from €76,414 million at December 31, 2011, mainly due to the increase of reserves resulting from the issuance of 1,412,136,547 shares in 2012 which was offset by the increase of negative valuation adjustments and the decrease in the consolidated income.

Our eligible stockholders’ equity under BIS II was €72,936 million at December 31, 2012. The surplus over the minimum required by the Bank of Spain was €28,374 million. In accordance with the Basel II Accord criteria (which provide the framework under which Spanish entities must report capital ratios as of June 30, 2008), at December 31, 2012 the BIS II ratio was 13.09% (13.56% at December 31, 2011), Tier I Capital was 11.17% (11.01% at December 31, 2011) and core capital was 10.33% (10.02% at December 31, 2011). See Item 4 of Part I, “Information on the Company—B. Business Overview—Supervision and Regulation—Capital Adequacy Requirements”.

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

At December 31, 2012, we had outstanding €206.0 billion of senior debt, of which €97.2 billion were mortgage bonds and €22.0 billion were promissory notes. Additionally, we had €18.2 billion in outstanding subordinated debt (which includes €4.3 billion preferred securities and €0.4 billion in preferred shares).

The following table shows the average balances during the years 2012, 2011 and 2010 of our principal sources of funds:

	2012	2011	2010
	(in millions of euros)
Due to credit entities	154,686	146,638	134,577
Customer deposits	636,351	616,690	568,915
Marketable debt securities	204,701	196,107	209,006
Subordinated debt	21,239	26,673	34,096

Total	1,016,977	986,108	946,594

The average maturity of our outstanding debt as of December 31, 2012 is as follows:

(1) Senior debt	3.7 years
(2) Mortgage debt	15.8 years
(3) Dated subordinated debt	6.9 years

For more information see Notes 22.b, 23.a and 51.a to our consolidated financial statements.

The cost and availability of debt financing are influenced by our credit ratings. A reduction in these ratings could increase the cost of and reduce our market access to debt financing. Our credit ratings are as follows:

	Long-Term	Short-Term	Outlook

Moody’s	Baa2	P-2	Negative
Standard & Poor’s	BBB	A-2	Negative
Fitch	BBB+	F2	Negative
DBRS	A	R-1 (low)	Negative

Our total customer deposits, excluding assets sold under repurchase agreements, totaled €578.9 billion at December 31, 2012. Loans and advances to customers (gross) totaled €746.0 billion at the same date.

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

As of December 31, 2012, and to the present date, we did not, and presently do not, have any material commitments for capital expenditures.

C. Research and development, patents and licenses, etc.

During 2012, 2011 and 2010, we spent €1,098 million, €1,420 million and €1,338 million, respectively, in research and development activities in connection with information technology projects.

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

•

uncertainties relating to economic growth expectations and interest rates cycles, especially in the United States, Spain, the United Kingdom, other European countries, Brazil and other Latin American countries, and the impact they may have over the yield curve and exchange rates;

•	the continued effect of the global economic slowdown on Europe and the U.S. and fluctuations in local interest and exchange rates;

•	continued changes in the macroeconomic environment, such as sustained unemployment above historical levels, could further deteriorate the quality of our customers’ credit;

•

increases in our cost of funding, as a result of the fragility of the Spanish, Portuguese, Irish and Greek economies, further downgrades in our credit rating or otherwise, could adversely affect our net interest margin as a consequence of timing differences in the repricing of our assets and liabilities;

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

E. Off-balance sheet arrangements

As of December 31, 2012, 2011 and 2010, we had outstanding the following contingent liabilities and commitments:

	2012	2011	2010
	(in millions of euros)
Contingent liabilities:
Financial guarantees and other sureties	14,437	15,417	18,395
Irrevocable documentary credits	2,866	2,978	3,816
Other guarantees	27,285	29,093	36,733
Other contingent liabilities	445	554	851

	45,033	48,042	59,795

Commitments:
Balances drawable by third parties	187,664	181,559	179,964
Other commitments	28,378	13,823	23,745

	216,042	195,382	203,709

Total:	261,075	243,424	263,504

For more information see Note 35 to our consolidated financial statements.

In addition to the contingent liabilities and commitments described above, the following table provides information regarding off-balance sheet funds managed by us as of December 31, 2012, 2011 and 2010:

	2012	2011	2010
	(in millions of euros)
Off-balance sheet funds:
Mutual funds	89,176	102,611	113,510
Pension funds	10,076	9,645	10,965
Other managed funds	18,889	19,200	20,314

	118,141	131,456	144,789

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

Also, in our securitization activity we use special purpose vehicles (fondos de titulización) that are consolidated in the Group’s financial statements. According to IFRS, only those vehicles that meet certain requirements can be consolidated. We are not required to repurchase assets from or contribute additional assets to any of these special purpose vehicles. We do, however, provide in the ordinary course of business certain loans (amounting to €383.3 million as of December 31, 2012) to some of these special purpose vehicles, which are provided for in accordance with the risks involved. In 2012, the Group sold securitized bonds and structured medium and long-term operations with customers whose collateral is securitized bonds or mortgage bonds amounting to close to €12 billion.

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

F. Tabular disclosure of contractual obligations

The following table summarizes our contractual obligations by remaining maturity at December 31, 2012:

Contractual obligations

(in millions of euros)	Less than 1 year	More than 1 year but less than 3 years	More than 3 years but less than 5 years	More than 5 years	Total

Deposits from credit institutions	61,071	55,983	11,076	3,540	131,670
Customer deposits	508,314	60,827	13,992	5,971	589,104
Marketable debt securities	72,713	54,158	27,291	46,902	201,064
Subordinated debt	1,939	1,377	5,169	9,753	18,238
Liabilities under insurance contracts (1)	—	—	—	1,425	1,425
Operating lease obligations	331	619	564	2,176	3,690
Capital lease obligations	51	9	10	67	137
Purchase obligations	4	7	3	3	17
Other long-term liabilities (2)	—	—	—	7,077	7,077
Contractual interest payments (3)	7,031	7,877	7,541	25,096	47,545

Total	651,454	180,857	65,646	102,010	999,967

(1)	Includes life insurance contracts in which the investment risk is borne by the policy holder and insurance savings contracts.
(2)	Other long-term liabilities relate to pensions and similar obligations.
(3)	Calculated for all Deposits from credit institutions, Customer deposits, Marketable debt securities and Subordinated debt assuming a constant interest rate based on data as of December 31, 2012 over time for all maturities, and those obligations with maturities of more than five years have an average life of ten years.

The table above excludes the “fixed payments” of our derivatives since derivative contracts executed by the Group apply close-out netting across all outstanding transactions, that is, these agreements provide for settlements to be made on a maturity or settlement date for the differences that arise, and as such, the obligation to be settled in the future is not fixed at the present date and is not determined by the fixed payments.

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

Mortgages to individuals represent approximately 41% of the Group’s total lending. These mortgages are focused on our core markets, Spain and the U.K., and are principal residence mortgages with a low risk profile, low non-performing ratios (below the ratios of our peers) and an acceptable coverage ratio. This low risk profile allows us to envisage a relatively minor impact at Group level and a low final estimated loss.

In Spain, at December 31, 2012, the loan portfolio and thus its risk profile mainly comprises primary residence loans, with an average loan to value ratio (LTV) of 56.6% and an affordability rate of 29% under management criteria described below. Residential mortgages account for 26.8% of the total credit risk portfolio in Spain, of which 89% has a LTV at inception of under 80%.

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

We define the affordability rate as the index that measures the financial ability of the family unit calculated as follows: (Monthly payments corresponding to the requested transaction + monthly payments for other loans)/(Net monthly salary + other monthly justified income).

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

The U.K.’s mortgage portfolio is focused on primary residence mortgages with high quality risk in terms of LTV (52.2% as of December 31, 2012). Certain portfolios with high risk profiles (interest only, flexible loans, loans with LTV>100%, buy to let) are subject to strict lending policies to mitigate risks. Furthermore, their performance is continuously monitored to ensure an adequate control.

Net real estate exposure in Spain was halved to €12.5 billion from €24.9 billion, accounting for 1,7% of the Group’s total credit portfolio. The bank sold 33,500 properties in 2012, from its own books and those of real estate developers.

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

c)	Allowances for credit losses and internal model

As of July 2008, the Bank of Spain had approved for regulatory capital calculation purposes the Group’s internal models affecting the vast majority of the Group’s credit risk net exposure. The Bank of Spain will continue to review the models for the purpose of calculating allowances for loan losses. The calculation obtained based on the output parameters of internal models is consistent with the best estimate of the Group as to the probable losses using possible scenarios which rely on the approved internally developed models, and which constitute an appropriate basis for determining loan loss allowances. While these models are not yet approved by the Bank of Spain for loan loss allowance calculation, we are required to calculate the allowances according to the instructions described in Item 4 in our annual report on Form 20-F for the year ended December 31, 2012, and are subject to continuing review by Bank of Spain, and subsequent continuous improvement of the processes within our internal model. The difference between loan loss provisions calculated using internal models and those calculated under Bank of Spain guidance, was not material for each one of the three years ending December 31, 2012.

Other

During 2012, the general deterioration of the economic environment had a negative effect on the evolution of non-performing loans and the cost of credit. This effect was softened by prudent risk management which kept non-performing loan and coverage ratios at reasonable levels. Both ratios compare well with those of our competitors.

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

Our board of directors holds its meetings in accordance with an annual calendar. The Rules and Regulations of the Board3 provide that the board shall hold not less than nine annual ordinary meetings; in 2012, it met 11 times. Our board of directors elects our chairman, vice chairmen and chief executive officer from among its members. Between board meetings, lending and other board powers reside with the executive committee (comisión ejecutiva) and with the risk committee (comisión delegada de riesgos) of our board of directors. The chairman is the Bank’s most senior officer and, as a result, all powers as may be delegated under Spanish law, our Bylaws and the Rules and Regulations of the Board of Directors have been delegated to him. The chairman leads the Bank’s management team in accordance with the decisions made and the criteria set by our shareholders at the general shareholders’ meeting and by the board.

By delegation and under the direction of the board and of the chairman, the chief executive officer leads the business and assumes the Bank’s highest executive functions.

Our board has ultimate lending authority and it delegates such authority to the risk committee, which generally meets twice a week.

Members of our senior management are appointed and removed by the board.

[3]	The Rules and Regulations of the Board of Directors are available on the Group’s website, which does not form part of this annual report on Form 20-F, at www.santander.com under the heading “Information for shareholders and investors—Corporate governance—Rules and Regulations of the Board of Directors”.

The current members of our board of directors are:

Name	Position with Banco Santander	Director since
Emilio Botín (1)	Chairman	1960
Fernando de Asúa	First vice chairman	1999
Alfredo Sáenz	Second vice chairman and chief executive officer	1994
Matías R. Inciarte (2)	Third vice chairman	1988
Manuel Soto	Fourth vice chairman	1999
Ana P. Botín (1)	Director	1989
Javier Botín (1)	Director	2004
Lord Burns	Director	2004
Vittorio Corbo	Director	2011
Guillermo de la Dehesa	Director	2002
Rodrigo Echenique	Director	1988
Esther Giménez-Salinas	Director	2012
Ángel Jado	Director	2010
Abel Matutes	Director	2002
Juan R. Inciarte (2)	Director	2008
Isabel Tocino	Director	2007

(1)	Ana P. Botín and Javier Botín are daughter and son, respectively, of Emilio Botín.
(2)	Matías R. Inciarte and Juan R. Inciarte are brothers.

Our current executive officers are:

Name	Position with Banco Santander
Emilio Botín	Chairman of the board of directors and of the executive committee
Alfredo Sáenz	Second vice chairman of the board of directors and chief executive officer
Matías R. Inciarte	Third vice chairman of the board of directors and chairman of the risk committee
Ana P. Botín	Director and chief executive officer, Santander UK
Juan R. Inciarte	Director and executive vice president, strategy and Asia
José A. Alvarez	Executive vice president, financial management and investor relations
Ignacio Benjumea	Executive vice president, general secretariat
Juan Manuel Cendoya	Executive vice president, communications, corporate marketing and research
José María Espí	Executive vice president, risk
José María Fuster	Executive vice president, technology and operations
José Luis G. Alciturri	Executive vice president, human resources
Enrique G. Candelas	Executive vice president, Retail Banking Spain (Santander Branch Network)
José G. Cantera	Executive vice president, global wholesale banking
Juan Guitard	Executive vice president, internal auditing
Adolfo Lagos	Executive vice president, global wholesale banking
Jorge Maortua	Executive vice president, global wholesale banking
Javier Marín	Executive vice president, global private banking, asset management and insurance
Jorge Morán	Executive vice president, United States
José Mª Nus	Executive vice president, Santander UK
César Ortega	Executive vice president, general secretariat
Javier Peralta	Executive vice president, risk
Marcial Portela	Executive vice president, Brazil
Magda Salarich	Executive vice president, consumer finance
Javier San Félix	Chief executive officer, Banesto
José Tejón	Executive vice president, financial accounting and control
José Antonio Villasante	Executive vice president, Santander Universities
Juan A. Yanes	Executive vice president, United States
Jesús Mª Zabalza	Executive vice president, America

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

Alfredo Sáenz (second vice chairman of the board of directors and chief executive officer)

Born in 1942. Former chief executive officer and vice chairman of Banco Bilbao Vizcaya, S.A. and chairman of Banca Catalana until 1993. In 1994, he was appointed chairman of Banesto and in 2002, second vice chairman and chief executive officer of Santander. He was appointed director in 1994.

Matías R. Inciarte (third vice chairman of the board of directors and chairman of the risk committee)

Born in 1948. He joined Banco Santander in 1984 and was appointed executive vice president and chief financial officer in 1986. He was appointed director in 1988 and second vice chairman in 1994 and third vice chairman in 1999. He is non-executive director of Banesto, Sanitas, S.A. de Seguros and Financiera Ponferrada, S.A., SICAV and since 2008, president of the Fundación Príncipe de Asturias. Prior to joining Banco Santander, he was minister of the presidency of the Spanish Government from 1981 to 1982.

Manuel Soto (fourth vice chairman of the board of directors and chairman of the audit and compliance committee)

Born in 1940. He was appointed director in 1999. He is a non-executive director of Cartera Industrial REA, S.A. In addition, he was formerly chairman of Arthur Andersen’s Global Board and manager for EMEIA (Europe Middle East, India and Africa).

Ana P. Botín

Born in 1960. She was appointed director in 1989. Former executive vice president of Banco Santander, S.A., former chief executive officer of Banco Santander de Negocios from 1994 to 1999 and former executive chairwoman of Banesto from 2002 to 2010. In November 2010, she was appointed chief executive officer of Santander UK. She is also an executive director of Alliance & Leicester plc and a member of the International Advisory Board of the New York Stock Exchange and of the board of Georgetown University.

Javier Botín

Born in 1973. He was appointed director in 2004. He is chairman and chief executive officer of JB Capital Markets, Sociedad de Valores, S.A.

Lord Burns

Born in 1944. He was appointed director in 2004. He is also a non-executive chairman of Santander UK plc. In addition, he is non-executive chairman of Channel Four Television Corporation and a non-executive member of the Office for Budget Responsibility. He was Permanent Secretary to the U.K. Treasury and chaired the U.K. Parliamentary Financial Services and Markets Bill Joint Committee and was a non-executive chairman of Marks & Spencer Group plc, Glas Cymru (Welsh Water) and a non-executive director of Pearson Group plc, British Land plc and Legal & General Group plc.

Vittorio Corbo

Born in 1943. He was appointed director in 2011. He is an associated senior researcher for the Centre of Public Studies in Santiago. He is also a non-executive chairman of Compañía de Seguros SURA-Chile S.A., a non-executive director of Banco Santander—Chile, Banco Santander (México), S.A., CCU, S.A. and Endesa Chile, and an economic advisor to various international institutions and chilean companies. He was previously chairman of the Central Bank of Chile (2003-2007), a professor of Economics at the Pontificia Catholic University of Chile (1981-1984 and 1991-2003) and at Concordia University in Montreal, Canada (1972-1981) and professorial lecturer at Georgetown University, Washington, DC (1985-1991), and held management positions at the World Bank in Washington, D.C. (1984-1991).

Guillermo de la Dehesa

Born in 1941. He was appointed director in 2002. Former secretary of state of economy and secretary general of commerce of the Spanish Government and chief executive officer of Banco Pastor. He is a state economist and Bank of Spain’s office manager (on leave). He is an international advisor to Goldman Sachs International, non-executive vice chairman of Amadeus IT Holding, S.A, and a non-executive director of Campofrío Food Group, S.A. and Grupo Empresarial San José, S.A. He is also chairman of the Centre for Economic Policy Research (CEPR) in London, member of the Group of Thirty of Washington, chairman of the board of trustees of the IE Business School and non-executive chairman of Aviva Grupo Corporativo, S.L. and of Aviva Vida y Pensiones, S.A. de Seguros y Reaseguros.

Rodrigo Echenique

Born in 1946. He was appointed director in 1988. Former chief executive officer of Banco Santander, S.A. from 1988 to 1994. He is currently also non-executive chairman of NH Hoteles, S.A. and non-executive director of Vocento, S.A.

Esther Giménez-Salinas

Born in 1949. She joined the board in 2012. She is a professor of Criminal Law for the ESADE-URL’s Law School. She has been rector of the Ramon Llull University, member of the Supreme Judicial Council, member of the standing committee of the Conference of Rectors of Spanish Universities (CRUE) and an executive vice-president of the Center for Legal Studies of the Department of Justice of the Generalitat de Catalunya.

Ángel Jado

Born in 1945. He was appointed director in 2010. Former director of Banco Santander from 1972 to 1999 and director of Banco Banif, S.A. from 2001.

Abel Matutes

Born in 1941. He was appointed director in 2002. Former foreign minister of the Spanish Government and EU commissioner for the portfolios of Loans and Investment, Financial Engineering and Policy for Small and Medium-sized Companies (1989); North-South Relations, Mediterranean Policy and Relations with Latin America and Asia (1989) and of the Transport and Energy and Supply Agency of Euroatom (1993). He is also a chairman of Grupo de Empresas Matutes and director of FCC Construcción, S.A.

Juan R. Inciarte

Born in 1952. He joined Banco Santander in 1985 as director and executive vice president of Banco Santander de Negocios. He was appointed executive vice president in 1989 and was a director of Banco Santander from 1991 to 1999. He was appointed director in 2008. He is executive vice president of the Bank. In addition, he is a non-executive vice chairman of Santander UK plc and a director of Santander Consumer Finance, S.A. and Banco Banif, S.A.

Isabel Tocino

Born in 1949. She was appointed director in 2007. Former minister for environment of the Spanish Government, former chairwoman of the European Affairs and of the Foreign Affairs Committees of Spanish Congress. She is currently an elected member of the Spanish State Council, a professor of the Complutense University of Madrid, and a member of the Royal Academy of Doctors, and a non-executive director of ENCE Energía y Celulosa, SA.

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

José Luis G. Alciturri

Born in 1949. He joined the Bank in 1966. Since 2003, he has been responsible for the Group’s human resources. In 2007, he was appointed executive vice president.

Enrique G. Candelas

Born in 1953. He joined Banco Santander in 1975 and was appointed senior vice president in 1993. He was appointed executive vice president, Retail Banking Spain (Santander Branch Network) in 1999.

José G. Cantera

Born in 1966. He joined Banesto in 2003. In 2006, he was appointed Banesto’s chief executive officer. Formerly, he was member of the executive committee of Citigroup EMEA and member of the board of directors of Citigroup Capital Markets Int. Ltd. and Citigroup Capital Markets UK. He is also a non-executive director of Banesto.

Juan Guitard

Born in 1960. Former general secretary of the board of Banco Santander de Negocios (from 1994 to 1999) and manager of the investment banking department of the Bank (from 1999 to 2000). He rejoined the Bank in 2002, being appointed executive vice president, vice-secretary general of the board. In 2009, he was appointed head of internal auditing. He is also a non-executive director of Banesto.

Adolfo Lagos

Born in 1948. Former chief executive officer of Grupo Financiero Serfin since 1996. He was appointed executive vice president, America, in 2002 and executive vice president, global wholesale banking in 2003. From June 2012 he is an adviser for Santander on new business opportunities in the U.S. and Latin America.

Jorge Maortua

Born in 1961. Former executive vice president of Banesto between 2001 and 2003. He joined the Bank in 2003 as head of global treasury and was appointed executive vice president, global wholesale banking in 2004.

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

Javier San Félix

Born in 1967. He joined the Group in 2004 as head of strategic planning. In 2005 he was appointed director and executive vice president of Santander Consumer Finance in Spain and in 2006 he was appointed chief operating officer of the Santander Consumer Finance division. Since May 2012 he has been is the chief executive officer of Banesto.

José Tejón

Born in 1951. He joined the Bank in 1989. In 2002, he was appointed executive vice president, financial accounting and control.

José Antonio Villasante

Born in 1946. His entire professional career has been with Banco Santander, which he joined in 1964. He was appointed senior vice president in 1994 and deputy executive vice president in 2006. He is currently executive vice president, head of Santander Universities global division.

Juan A. Yanes

Born in 1962. He joined Grupo Santander in 1991 and was involved in Investment Banking, Corporate Finance, and Financial Markets until 1999. From 1999 until 2009, he was in the Risk Management Division. In 2009 he was appointed as chief corporate officer for Santander USA. In 2011, he was named head of compliance and internal control for the Group’s U.S. operations. He serves as a board member of various U.S. business units.

Jesús Mª Zabalza

Born in 1958. Former executive vice president of La Caixa (from 1996 to 2002). He joined the Bank in 2002, being appointed executive vice president, America. He is also member of the Board of Directors of Grupo Finaciero Santander Mexico, S.A.B. de C.V. and Banco Santander Chile.

* * * * * *

For a description of arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was appointed, see Item 7 of Part I, “Shareholders and Related Party Transactions—A. Major Shareholders—Shareholders’ agreements” herein.

B. Compensation

Directors’ compensation

Bylaws stipulated fees

Article 58 of the Bank’s Bylaws approved by the shareholders at their annual general meeting held on June 21, 2008 provided that the annual share in the Bank’s profit for that the directors will be entitled to receive for discharging their duties as members of the board of directors -annual retainer and attendance fees- will be equal to 1% of the Bank’s net profit for the year. However, the board of directors may resolve to reduce this percentage.

The amount set by the board of directors for 2012, calculated pursuant to the aforementioned Article 58 of the Bylaws, was 0.321% of the Bank’s profit for 2012 (2011: 0.275% in like-for-like terms).

Article 58 of the Bank’s Bylaws has been amended by our shareholders at their annual general meeting held on March 22, 2013. As a consequence, directors will continue to receive remuneration for undertaking supervision and decision-making responsibilities, consisting of a fixed amount, determined at the general shareholders’ meeting and comprising two components: attendance fees and a yearly assigned amount.

For more information on the amendment of section 2 of article 58 of our Bylaws, see below, “Certain Powers of the Board of Directors”.

Our amended Bylaws have not yet been filed with the Mercantile Register, which is required prior to their effectiveness. We expect that the amendments will become effective within the first semester of 2013.

At the proposal of the appointments and remuneration committee, the directors at the board meeting held on December 17, 2012 resolved to reduce the annual retainer for 2012 by 15% with respect to the amounts paid out of the profits for 2011.

The amounts received individually by each board member in 2012 and 2011 for each position held on the board and for each position held on a board committee are as follows:

	Euros
	2012	2011
Members of the board of directors	84,954	99,946
Members of the executive committee	170,383	200,451
Members of the audit and compliance committee	39,551	46,530
Members of the appointments and remuneration committee	23,730	27,918
First and fourth deputy chairmen	28,477	33,502

Furthermore, the directors received fees for attending board and committee meetings, excluding executive committee meetings, because no attendance fees are received for this committee.

The amounts of the fees for attending the meetings of the board of directors and of the board committees (excluding the executive committee) were the same in 2012 as in 2011. These attendance fees were approved by the directors at the board meeting held on December 17, 2007 in the following amounts:

•	Board of directors: €2,540 for directors resident in Spain and €2,057 for non-resident directors.

•	Risk committee and audit and compliance committee: €1,650 for resident directors and €1,335 for non-resident directors.

•	Other committees: €1,270 for resident directors and €1,028 for non-resident directors.

Salary for executive directors

Executive directors received the following salaries for 2012 and 2011 approved by the board at the proposal of the appointments and remuneration committee:

	Thousands of euros
	2012	2011
Emilio Botín	1,344	1,344
Alfredo Sáenz	3,703	3,703
Matías R. Inciarte	1,710	1,710
Ana P. Botín (*)	2,100	1,962
Francisco Luzón (**)	108	1,656
Juan R. Inciarte	987	987

Total	9,952	11,362

(*)	On December 20, 2010, the board approved the fixed remuneration for Ana P. Botín to reflect the assumption of her new responsibilities as chief executive officer of Santander UK. Her fixed remuneration was established at €2 million which, at the exchange rate published by the Bank of Spain on the preceding business day, amounts to GBP 1,702 thousand. There was no change to that remuneration in 2012. The amounts shown in the table above are the equivalent values calculated by applying the average exchange rates in those years to the fixed remuneration in pounds sterling.
(**)	Retired from the board on January 23, 2012.

The maximum variable remuneration of the executive directors for 2012 and 2011 approved by the board at the proposal of the appointments and remuneration committee was as follows:

	Thousands of euros
	2012	2011
Emilio Botín	1,412	2,825
Alfredo Sáenz	3,510	7,019
Matías R. Inciarte	2,669	3,568
Ana P. Botín (*)	2,247	2,667
Francisco Luzón	—	3,717
Juan R. Inciarte	1,557	2,082

Total	11,395	21,878

(*)	Equivalent euro value of the original amount in pounds sterling.

The amounts shown in the foregoing table reflect the maximum total variable remuneration allocated to the executive directors for each year. These amounts include both the cash-based and share-based variable remuneration (according to the plans adopted for each year) and both the remuneration payable immediately and that which, as the case may be, is payable following a deferral period.

In recent years the Group has aligned its remuneration policy to the new requirements and best practices, increasing the variable remuneration to be deferred and paid in shares, rather than in cash. The following table shows a breakdown of the variable remuneration:

	Thousands of euros
	2012		2011
	Immediate payment	Deferred payment	Immediate payment	Deferred payment

Emilio Botín	564	848	1,130	1,695
Alfredo Sáenz	1,404	2,106	2,808	4,212
Matías R. Inciarte	1,068	1,602	1,427	2,141
Ana P. Botín (*)	898	1,348	1,067	1,600
Francisco Luzón	—	—	1,487	2,230
Juan R. Inciarte	622	934	833	1,249
Total	4,556	6,838	8,752	13,127

(*)	Equivalent euro value of the original amount in pounds sterling.

The first cycle of the deferred conditional variable remuneration plan was approved in 2011, whereby payment of a portion of the variable remuneration for 2011 amounting to €13,127 thousand in the aggregate for all executive directors is deferred over three years for it to be paid, where appropriate, in three equal portions, 50% in cash and 50% in Santander shares, provided that the conditions for entitlement to the remuneration are met. Similarly, the portion of the variable remuneration that is not deferred (immediate payment) was paid 50% in cash and 50% in shares. The second cycle of the deferred conditional variable remuneration plan was approved in 2012 under the same payment terms as the previous plan.

The amounts relating to the variable share-based remuneration reflect the equivalent value, at the agreement date, of the maximum number of shares (886,510 shares) that may be received by the directors for their participation in the various plans. The number of shares that each director will actually receive on expiry of each plan will depend on the director’s compliance with the conditions for entitlement thereto (see Note 5.e) to our consolidated financial statements.

A detailed explanation for the 2012 remuneration for each director is provided below. The salaries of the executive directors disclosed in the table below relate to the maximum amounts approved by the board of directors as period remuneration, regardless of the actual year of payment and of any amounts paid to the directors under the agreed deferred remuneration scheme. Note 5.e) to our consolidated financial statements includes disclosures on the shares delivered pursuant to the terms of the deferred remuneration schemes in place in previous years the conditions for delivery of which were met in the applicable years.

Directors	Thousands of euros
	2012														2011
	Bylaw-stipulated retainers						Salaries of executive directors						Other remuneration (b)	Total	Total (c)
	Annual retainer				Attendance fees
	Board	Executive Committee	Audit and compliance committee	Appointments and remuneration committee	Board	Other fees
							Fixed remuneration	Variable - immediate payment		Variable - deferred payment (a)		Total
								In cash	In shares	In cash	In shares

Emilio Botín	85	170	—	—	25	4	1,344	282	282	424	424	2,756	20	3,061	4,505
Fernando de Asúa	113	170	40	24	25	195	—	—	—	—	—	—	—	567	625
Alfredo Sáenz	85	170	—	—	25	4	3,703	702	702	1,053	1,053	7,213	740	8,237	11,604
Matías R. Inciarte	85	170	—	—	25	160	1,710	534	534	801	801	4,380	334	5,154	6,015
Manuel Soto (9)	113	—	40	24	25	150	—	—	—	—	—	—	—	352	274
Assicurazioni Generali, SpA. (1)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	108
Antonio Basagoiti (2)	21	42	—	—	8	44	—	—	—	—	—	—	—	115	498
Ana P. Botín	85	170	—	—	23	4	2,100	449	449	674	674	4,346	512	5,140	5,010
Javier Botín (3)	85	—	—	—	23	—	—	—	—	—	—	—	—	108	130
Lord Burns (Terence)	85	—	—	—	21	—	—	—	—	—	—	—	—	106	119
Vittorio Corbo (4)	85	—	—	—	21	—	—	—	—	—	—	—	—	106	53
Guillermo de la Dehesa	85	170	—	24	25	15	—	—	—	—	—	—	—	320	377
Rodrigo Echenique	85	170	40	24	25	32	—	—	—	—	—	—	40	415	480
Antonio Escámez (2)	21	42	—	—	8	45	—	—	—	—	—	—	2	118	528
Esther Giménez-Salinas (5)	64	—	—	—	18	—	—	—	—	—	—	—	—	82	—
Ángel Jado	85	—	—	—	25	—	—	—	—	—	—	—	—	110	133
Francisco Luzón (6)	5	11	—	—	3	—	108	—	—	—	—	108	3	130	6,792
Abel Matutes	85	—	40	—	25	19	—	—	—	—	—	—	—	169	198
Juan R. Inciarte	85	—	—	—	25	99	987	311	311	467	467	2,543	183	2,937	3,413
Luis Ángel Rojo (7)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	85
Luis Alberto Salazar-Simpson (2)	21	—	10	—	8	6	—	—	—	—	—	—	—	44	198
Isabel Tocino (8) (9)	85	—	—	24	25	123	—	—	—	—	—	—	—	257	148

Total 2012	1,464	1,287	168	119	409	900	9,952	2,278	2,278	3,419	3,419	21,347	1,833	27,528	—

Total 2011	2,046	2,005	251	135	575	909	11,362	4,376	4,376	6,564	6,564	33,242	2,133	—	41,293

(1)	Retired from the board on October 24, 2011.
(2)	Retired from the board on March 30, 2012.
(3)	Amounts contributed to Marcelino Botín Foundation.
(4)	Board member since July 22, 2011.
(5)	Board member since March 30, 2012.
(6)	Retired from the board on January 23, 2012.
(7)	Deceased on May 24, 2011.
(8)	Member of the appointments and remuneration committee since July 21, 2011.
(9)	Member of the risk committee since March 30, 2012.
(a)	Maximum deferred variable remuneration for the period approved by the board of directors, at the related meetings, for each of the directors.
(b)	Includes, inter alia, the life and medical insurance costs borne by the Group relating to Bank directors.
(c)	Includes the corresponding deferred variable remuneration.

Compensation for service on other boards as representatives of the Bank

By resolution of the executive committee, all the remuneration received by the Bank’s directors who represent the Bank on the boards of directors of listed companies in which the Bank has a stake (at the expense of those companies) and which relates to appointments made after March 18, 2002, will accrue to the Group. In 2012 and 2011 the Bank’s directors did not receive any remuneration in respect of these representative duties.

Emilio Botín ceased to discharge his duties as director of Shinsei Bank, Ltd. on 23 June 2009. In 2008, 2007, 2006 and 2005 he had received, in each year, options to acquire shares of Shinsei Bank, Ltd. (Shinsei), the detail being as follows: 10,000 shares at a price of JPY 416 each in 2008; 10,000 shares at a price of JPY 555 each in 2007; 25,000 shares at a price of JPY 825 each in 2006; and 25,000 shares at a price of JPY 601 each in 2005. At December 31, 2012, the market price of the Shinsei share was JPY 171 and, therefore, the options granted would not have given rise to any gains had they been exercised.

Furthermore, other directors of the Bank received a total of € 1,317 thousand in 2012 as members of the boards of directors of Group companies (2011: € 1,413 thousand), the detail being as follows: Lord Burns received € 708 thousand as non-executive chairman of the board of directors of Santander UK Plc.; Antonio Basagoiti received € 120 thousand as non-executive chairman of the board of directors of Banesto and in bylaw stipulated directors’ fees, from the beginning of 2012 until March 30, 2012, when he retired as director of Banco Santander; Matías R. Inciarte received € 42 thousand as non-executive director of U.C.I., S.A., and Vittorio Corbo received € 119 thousand as non-executive director of Banco Santander Chile, € 321 thousand for advisory services provided to that entity and € 7 thousand as non-executive director of Grupo Financiero Santander México, S.A.B. de C.V.

Pension commitments, other insurance and other items of directors

At December 31, 2011, in the event of early retirement or retirement the executive directors had the right to receive a supplementary pension which could be externalized by the Bank.

The following table provides information on the pension obligations assumed and covered by the Group in respect of the Bank’s current executive directors at December 31, 2011:

Thousands of euros (*)
2011

Emilio Botín	25,400
Alfredo Sáenz	87,758
Matías R. Inciarte	45,224
Ana P. Botín	31,856
Juan R. Inciarte	12,309

202,547

(*)	In addition, as of December 31, 2011, the Group had assumed pension obligations to Francisco Luzón amounting to €63,608 thousand. He took voluntary pre-retirement and resigned from his positions as director and executive vice president of the Bank in January 2012, and opted to receive his accrued pre-retirement pension (€2.8 million) as a lump sum, in accordance with the following schedule: €2.5 million in 2012 and €0.1 million each year in 2013, 2014 and 2015. In 2013, having reached retirement age, Francisco Luzón requested to receive his pension as a lump sum. Under the settlement agreement, the portion of the pension not relating to variable remuneration is paid in cash; the portion relating to accrued variable remuneration is paid in cash and must be invested in Santander shares subject to retention; and the portion of the pension relating to unaccrued variable remuneration is invested by the Bank in Santander shares and will or will not be delivered to Francisco Luzón (subject to retention) depending on whether the variable remuneration finally accrues to him (see Note 5.h) to our consolidated financial statements.

The contracts of the executive directors and the other members of the Bank’s senior management prior to the amendment mentioned below granted senior executives the right, on the date of retirement, or prior to that date, from the age of 60, to opt to receive the accrued pensions -or amounts similar thereto- in the form of an annuity or a lump sum, i.e. in one single payment. The exercise of this option meant, in all cases, that no further pension benefit would accrue and, from the date of economic effect of exercising the option, the lump sum to be received, which would be updated at the agreed-upon interest rate, would be fixed. Since the aforementioned option has been exercised, the amounts included in the foregoing table in respect of the directors Emilio Botín, Alfredo Sáenz and Matías R. Inciarte are those relating to the aforementioned lump sums.

In 2012, under the framework of the measures implemented by the Group in order to mitigate the risks arising from the defined-benefit pension obligations payable to certain employees, which led to an agreement with the workers’ representatives to convert the defined-benefit obligations existing under the collective agreement into defined-contribution plans (see Note 25 to our consolidated financial statements), the contracts of the executive directors and the other members of the Bank’s senior management -the senior executives- which provided for defined-benefit pension obligations were amended to convert these obligations into a defined-contribution employee welfare system, which was externalized to Santander Seguros y Reaseguros, Compañía Aseguradora, S.A. Under the new system, the executive directors are granted the right to receive a pension benefit upon retirement which is based on the contributions made to the aforementioned system and supersedes the right to receive a pension supplement which had hitherto been payable to them upon retirement. The new system expressly excludes any obligation of the Bank to the executive directors other than the conversion of the current system into the new employee welfare system and, as the case may be, the annual contributions to be made as described below. In the event of pre-retirement, the executive directors who have not exercised the option described in the preceding paragraph are entitled to an annual retainer until the date of retirement.

A detail of each of the executive directors’ beginning balance under the new employee welfare system is provided below. This balance reflects the market value, at the date of conversion of the pension obligations under the new employee welfare system, of the assets in which the provisions for the respective accrued obligations had been invested.

	Thousands of euros

Emilio Botín	25,566
Alfredo Sáenz	88,174	(*)
Matías R. Inciarte	45,524
Ana P. Botín	34,941	(*)
Juan R. Inciarte	12,824

	207,029

(*)	Includes the amounts relating to the period of the provision of services at Banesto, externalized with another insurance company.

From 2013 onwards, the Bank will make annual contributions to the employee welfare system for the benefit of the executive directors and senior executives, in proportion to their individual pensionable bases, until they leave the Group, or until their retirement from the Group, death or disability (including, as the case may be, during the pre-retirement period). No contributions will be made for the executive directors and senior executives who have exercised the aforementioned option prior to the conversion of the defined-benefit pension obligations into the defined-contribution employee welfare system.

The terms of the employee welfare system regulate the impact of the deferral of the computable variable remuneration on the benefit payments covered by the system upon retirement and, as the case may be, the retention of shares arising from such remuneration.

The Group also continues to have pension obligations to other directors amounting to €18 million (December 31, 2011: €39 million). The payments made in 2012 to the members of the board entitled to post-employment benefits amounted to €1.6 million (2011: €2.6 million).

Pension provisions recognized in 2012 amounted to €2,166 thousand (2011: €7,826 thousand recognized and €886 thousand reversed).

The Group has taken out life insurance policies for the Bank’s directors, who will be entitled to receive benefits if they are declared disabled; in the event of death, the benefits will be payable to their heirs. The premiums paid by the Group are included in the Other remuneration column of the table shown in Note 5.a.iii to our consolidated financial statements. Also, the following table provides information on the sums insured for the Bank’s executive directors:

	Thousands of euros
	2012	2011

Emilio Botín	—	—
Alfredo Sáenz	11,108	11,108
Matías R. Inciarte	5,131	5,131
Ana P. Botín	6,000	988
Francisco Luzón	—	9,934
Juan R. Inciarte	2,961	2,961

	25,200	30,122

Additionally, other directors have life insurance policies the cost of which is borne by the Group, the related insured sum being €1.4 million at December 31, 2012 (2011: €3 million).

Share-based payments to executive directors

Following is a description of the various share delivery plans instrumenting the directors’ share-based deferred variable remuneration. For more information on these plans see Note 47 to our consolidated financial statements:

i) Performance share plan

This plan involves successive three-year cycles of share deliveries to the beneficiaries, as part of their variable remuneration for the year in which each cycle begins, so that each year one cycle will begin and, from 2009 onwards, another cycle will also end. Following the changes implemented in 2011 to the remuneration policy for the executive directors, the latter ceased to be beneficiaries of the cycle approved in 2011 and of any successive cycles which are approved.

The table below shows the maximum number of options granted to each executive director in each cycle and the number of shares received in 2012 and 2011 under the I12 and I11 incentive plans (Plans I12 and I11), respectively. As established in these plans, the number of shares received was determined by the degree of achievement of the targets to which each plan was tied, and all plans fell short of the maximum number.

	Options at January 1,2011	Shares delivered in 2011 (number)		Options cancelled in 2011 (number)	Options at December 31, 2011	Shares delivered in 2012 (number)		Options cancelled in 2012 (number)	Options at December 31, 2012	Grant date	Share delivery deadline
Plan I11:
Emilio Botín	68,848	59,209		(9,639)	—	—		—	—	06/21/08	07/31/11
Alfredo Sáenz	189,628	163,080		(26,548)	—	—		—	—	06/21/08	07/31/11
Matías R. Inciarte	87,590	75,327		(12,263)	—	—		—	—	06/21/08	07/31/11
Ana P. Botín (1)	46,855	40,295	(2)	(6,560)	—	—		—	—	06/21/08	07/31/11
Francisco Luzón (3)	77,083	66,291		(10,792)	—	—		—	—	06/21/08	07/31/11
Juan R. Inciarte	50,555	43,477		(7,078)	—	—		—	—	06/21/08	07/31/11

	520,559	447,679		(72,880)	—	—		—	—

Plan I12:
Emilio Botín	82,941	—		—	82,941	24,882		(58,059)	—	06/19/09	07/31/12
Alfredo Sáenz	228,445	—		—	228,445	68,534		(159,911)	—	06/19/09	07/31/12
Matías R. Inciarte	105,520	—		—	105,520	31,656		(73,864)	—	06/19/09	07/31/12
Ana P. Botín (1)	56,447	—		—	56,447	16,934	(4)	(39,513)	—	06/19/09	07/31/12
Francisco Luzón (3)	92,862	—		—	92,862	—		(92,862)	—	06/19/09	07/31/12
Juan R. Inciarte	60,904	—		—	60,904	18,271		(42,633)	—	06/19/09	07/31/12

	627,119	—		—	627,119	160,277		(466,842)	—

Plan I13
Emilio Botín	82,941	—		—	82,941	—		—	82,941	06/11/10	07/31/13
Alfredo Sáenz	228,445	—		—	228,445	—		—	228,445	06/11/10	07/31/13
Matías R. Inciarte	105,520	—		—	105,520	—		—	105,520	06/11/10	07/31/13
Ana P. Botín (1)	56,447	—		—	56,447	—		—	56,447	06/11/10	07/31/13
Francisco Luzón (3)	92,862	—		—	92,862	—		(92,862)	—	06/11/10	07/31/13
Juan R. Inciarte	60,904	—		—	60,904	—		—	60,904	06/11/10	07/31/13

	627,119	—		—	627,119	—		(92,862)	534,257

(1)	Without prejudice to the Banesto shares corresponding to Ana P. Botín by virtue of the various Banesto Share-Based Incentive Plans approved by the shareholders at the general meeting of Banesto (a maximum of 32,358 Banesto shares relating to her participation in the Banesto Share-Based Incentive Plan expiring in 2013).
(2)	In 2011 Ana P. Botín received a further 10,786 Banesto shares relating to her participation in the Banesto Share-Based Incentive Plan approved by the shareholders at the annual general meeting of Banesto held on February 24, 2010.
(3)	Following his resignation on January 23, 2012, Francisco Luzón lost his entitlement arising from his participation in these plans since he did not meet all the conditions stipulated for the shares to be received.
(4)	In 2012 Ana P. Botín received a further 14,022 Banesto shares relating to her participation in the Banesto Share-Based Incentive Plan approved by the shareholders at the annual general meeting of Banesto held on February 24, 2010.

ii) Obligatory investment share plan

Pursuant to the obligatory investment share plan (see Note 47 to our consolidated financial statements), and also as part of the deferred share-based variable remuneration for each period, the current executive directors acquired, prior to February 29, 2008, February 28, 2009 and February 28, 2010, the number of Bank shares shown in the table below, which involved an aggregate investment of €1.5 million in 2008, €0.8 million in 2009 and €1.5 million in 2010. Executive directors who hold the shares acquired through the obligatory investment and remain in the Group’s employ for three years from the date on which the obligatory investment is made are entitled to receive the same number of Bank shares as that composing their initial obligatory investment.

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

	Maximum number of shares to be delivered
	3rd cycle 2010-2012	2nd cycle 2009-2011	1st cycle 2008-2010

Emilio Botín	20,515	19,968	16,306
Alfredo Sáenz	49,000	47,692	37,324
Matías R. Inciarte	25,849	25,159	20,195
Ana P. Botín (1)	18,446	16,956	13,610
Francisco Luzón (2)	—	—	22,214
Juan R. Inciarte	15,142	14,738	14,617

	128,952	124,513	124,266

(1)	In accordance with the resolution adopted by the shareholders at the annual general meeting of Banco Santander held on June 23, 2007 and by the shareholders at the annual general meeting of Banesto held on June 27, 2007, the maximum number of Santander shares corresponding to Ana P. Botín for the 2008-2010 cycle is that shown in the foregoing table. Also, the maximum number of shares corresponding to Ana Patricia Botín for the 2009-2011 and 2010-2012 cycles as beneficiary of this plan is in line with the resolution adopted by the shareholders at the annual general meeting of Banco Santander held on June 21, 2008 and by the shareholders at the annual general meeting of Banesto held on February 24, 2010.
(2)	Following his resignation on January 23, 2012, Francisco Luzón lost his entitlement to receive the shares relating to the second and third cycles of this plan since he did not meet all the conditions stipulated for the shares to be received.

Since the condition to retain the shares acquired and the additional requirement to stay in the Group for three years had been complied with, in March 2011 and February 2012, as approved by the board, at the proposal of the appointments and remuneration committee, the gross number of shares detailed in the foregoing table relating to the first and second cycles accrued to the executive directors, which is equivalent to the number of shares initially acquired by them. Also, the shares relating to the third cycle have been delivered in March 2013, once compliance with the conditions for delivery thereof has been verified.

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

The number of shares allocated to each executive director for deferral purposes, the shares delivered in 2012 (first third) and in February 2013 (second third), once the conditions for receiving them have been met, are as follows:

	Number of shares deferred on bonus for 2010	Number of shares delivered in 2012 (1st third)	Number of shares delivered in 2013 (2nd third)

Emilio Botín	94,345	31,448	31,448
Alfredo Sáenz	312,450	104,150	104,150
Matías R. Inciarte	135,188	45,063	45,063
Ana P. Botín (*)	91,187	30,395	30,395
Francisco Luzón (**)	154,981	51,660	51,660
Juan R. Inciarte	61,386	20,462	20,462

(*)	Shares of Banesto, as authorized by the shareholders of that entity at the annual general meeting of February 23, 2011.
(**)	On January 23, 2012, Francisco Luzón took pre-retirement and resigned from his positions as director and head of the Americas division. In accordance with the plan regulations, Francisco Luzón retains the right to receive, if appropriate, 51,660 shares in 2014, subject to compliance with the conditions established in the plan for them to be received.

iv) Deferred conditional variable remuneration plan

Variable remuneration for 2011

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

In addition to the requirement that the beneficiary remains in the Group’s employ, with the exceptions included in the plan terms, the accrual of the deferred remuneration is conditional upon none of the following circumstances existing—as determined by the board of directors and following a proposal of the appointments and remuneration committee-, during the period prior to each of the deliveries: (i) poor financial performance of the Group; (ii) breach by the beneficiary of internal regulations, including, in particular, those relating to risks; (iii) material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in the Group’s economic capital or risk profile.

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

The number of Santander shares allocated as variable remuneration to each executive director, distinguishing between those which were delivered in 2012 (immediate payment) and those subject to a three-year deferral, is shown in the table below.

In January 2013, at the proposal of the appointments and remuneration committee and, considering that the conditions for delivery had been met, the board approved the accrual of the first third of the plan and, accordingly, in February 2013 the cash has been paid and the shares corresponding to the first third have been delivered. These amounts are shown in the following table:

	Immediate payment (shares delivered in 2012)	Deferred payment (maximum number of shares to be delivered)	Cash paid in 2013 (1st third) (Thousands of euros)		Number of shares delivered in 2013 (1st third)

Emilio Botín	99,552	149,327	282		49,776
Alfredo Sáenz	247,366	371,049	702		123,683
Matías R. Inciarte	125,756	188,634	357		62,878
Ana P. Botín	94,002	141,002	286	(2)	47,001
Francisco Luzón (1)	130,996	196,494	371		65,498
Juan R. Inciarte	73,380	110,070	208		36,690

	771,052	1,156,576	2,206		385,526

(1)	On January 23, 2012, Francisco Luzón took pre-retirement and resigned from his positions as director and head of the Americas division. In relation to his 2011 variable remuneration to be received in cash and in Santander shares, the board resolved, at the committee’s proposal, to deliver him €743 thousand and 130,996 shares as an immediate payment. The deferred amount in cash and in shares relating to the first third will be paid in February 2013 and the rest will be paid, if appropriate, on the dates and under the conditions approved by the board (€248 thousand and 65,498 shares of the Bank in 2014 and 2015). Upon each delivery of shares and, therefore, subject to the same requirements, he will be paid an amount in cash equal to the dividends paid on those shares and, if the Santander Dividendo Elección programme is applied, the price offered by the Bank for the bonus share rights relating to the aforementioned shares.
(2)	Euro equivalent value of the original amount in pounds sterling.

Variable remuneration for 2012

The shareholders at the annual general meeting of March 30, 2012 approved the second cycle of the deferred conditional variable remuneration plan in relation to the variable remuneration or bonus for 2012 of the executive directors and certain executives (including senior management) and employees who assume risks, perform control functions or receive an overall remuneration which puts them on the same remuneration level as senior executives and employees who assume risks (all of them are referred to as identified staff, in accordance with the Guidelines on Remuneration Policies and Practices approved by the Committee of European Banking Supervisors on December 10, 2010), under the same conditions as the first cycle.

The number of Santander shares allocated to each executive director as variable remuneration, distinguishing between those which are delivered immediately and those subject to a three-year deferral, is as follows:

	Maximum number of shares to be delivered
	Immediate payment	Deferred payment (*)	Total

Emilio Botín	43,952	65,927	109,879
Alfredo Sáenz	109,211	163,867	273,028
Matías R. Inciarte	83,059	124,589	207,648
Ana P. Botín	69,916	104,874	174,790
Juan R. Inciarte	48,466	72,699	121,165

	354,604	531,906	886,510

(*)	In three years: 2014, 2015 and 2016, subject to continued service, with the exceptions provided for in the plan terms, and compliance with the conditions relating to the first cycle.

Compensation for the senior management who are not also executive directors on our board

Following is a detail of the maximum remuneration approved for the Bank’s executive vice presidents (*) in 2012 and 2011:

	Number of managers (1)	Thousands of euros
		Salaries							Other remuneration(4)	Total
		Fixed	Variable - Immediate payment			Variable - Deferred payment		Total
			In cash		In shares	In cash	In shares

2011	22	23,095	12,584	(2)	12,584	12,584	12,584	73,431	7,887	81,318
2012	24	24,580	10,689	(3)	10,689	10,769	10,769	67,495	6,615	74,110

(*)	Excluding executive directors’ remuneration, which is detailed above.
(1)	At some point in the year they occupied the position of executive vice president. The amounts reflect the remuneration for the full year regardless of the number of months in which the position of executive vice president was occupied.
(2)	The shareholders at the annual general meeting of June 17, 2011 approved the first cycle of the deferred conditional variable remuneration plan, whereby payment of a portion of the variable remuneration for 2011 amounting to €25,168 thousand would be deferred over three years for it to be paid, where appropriate, in three equal portions, 50% in cash and 50% in Santander shares, provided that the conditions for entitlement to the remuneration are met. Similarly, the portion of the variable remuneration that is not deferred will be paid 50% in cash and 50% in shares.
(3)	At the annual general meeting on March 30, 2012, the shareholders approved the second cycle of the deferred conditional variable remuneration plan, whereby a portion of the variable remuneration for 2012 amounting to €21,298 thousand will be deferred over three years under the same deferral and payment conditions as the first cycle.
(4)	Includes other remuneration items, such as life insurance premiums amounting to €1,355 thousand (2011: €1,104 thousand) and payments of termination or retirement benefits.

Following is a detail of the maximum number of Santander shares that the Bank’s executive vice presidents (excluding executive directors) were entitled to receive at December 31, 2012 and 2011 relating to the deferred portion of their compensation under the various plans then in force (see Note 47 to our consolidated financial statements):

Maximum number of shares to be delivered	December 31, 2012	December 31, 2011

Plan I12 (1)	—	1,468,762
Plan I13 (2)	1,463,987	1,468,762
Second cycle of obligatory investment	—	452,994
Third cycle of obligatory investment	286,327	293,140
Deferred conditional delivery plan (3) Deferred conditional variable remuneration plan (2011) (4)	980,780 2,076,477	1,496,628 2,119,944
Deferred conditional variable remuneration plan (2012) (5)	1,622,485	—

(1)	In addition, they were entitled to a maximum of 29,951 Banesto shares at December 31, 2011.
(2)	In addition, they were entitled to a maximum of 114,160 Banesto shares at December 31, 2012 (December 31, 2011: 44,926 Banesto shares).

(3)	In addition, they were entitled to a maximum of 14,705 Banesto shares at December 31, 2012 (December 31, 2011: 3,364 Banesto shares).
(4)	In addition, they were entitled to a maximum of 123,973 Banesto shares and 79,696 Santander Brasil shares at December 31, 2012 (December 31, 2011: 97,515 Santander Brasil shares).
(5)	In addition, they were entitled to a maximum of 61,328 Santander Brasil shares at December 31, 2012 and a maximum of 500,000 options on Santander Brasil shares at December 31, 2012 and 2011 under the share option plan approved in 2011, exercise of which, subject to the plan‘s terms and conditions, may commence in July 2014.

In 2012 and 2011, since the conditions established in the related deferred share-based remuneration schemes corresponding to prior years had been met, the following number of Santander shares was delivered to the executive vice presidents:

Number of shares delivered	2012		2011

Plan I11	—		1,042,130	(1)
Plan I12	439,195	(2)	—
First cycle of obligatory investment	—		232,852
Second cycle of obligatory investment	442,319		—
Deferred conditional delivery plan (2010)	490,338	(3)	—

(1)	In addition, 14,975 Banesto shares were delivered.
(2)	In addition, 49,469 Banesto shares were delivered.
(3)	In addition, 14,705 Banesto shares were delivered.

The actuarial liability recognized in respect of post-employment benefits earned by the Bank’s executive vice presidents totaled €267 million at December 31, 2011.

Settlements of €10.7 million took place in 2012. The net charge to the consolidated income statement amounted to €17.5 million in 2012 (2011: €29 million).

As indicated in Note 5.c) to our consolidated financial statements, in 2012 the contracts of senior executives of the Bank, which provided for defined-benefit pension obligations, were amended to convert these obligations into a defined-contribution employee welfare system, which was externalized to Santander Seguros y Reaseguros, Compañía Aseguradora, S.A. Under the new system, the executive directors are granted the right to receive a pension benefit upon retirement which is based on the contributions made to the aforementioned system and supersedes the right to receive a pension supplement which had hitherto been payable to them upon retirement. The new system expressly excludes any obligation of the Bank to the executives other than the conversion of the current system into the new employee welfare system and, as the case may be, the annual contributions to be made. In the event of pre-retirement, the senior executives who have not exercised the option described in Note 5.c to our consolidated financial statements are entitled to an annual retainer until the date of retirement.

The executive directors’ beginning balance under the new employee welfare system amounted to €287 million. This balance reflects the market value, at the date of conversion of the pension obligations under the new employee welfare system, of the assets in which the provisions for the respective accrued obligations had been invested.

Additionally, the total sum insured under life and accident insurance policies relating to this group amounted to €73 million at December  31, 2012 (December 31, 2011: €66 million).

C. Board practices

Date of expiration of the current term of office of the directors and the period during which the directors have served in that office:

The period during which the directors have served in their office is shown in the table under Section A of this Item 6.

The date of expiration of the current term of office is shown in the table below:

Name	Date of expiration (1)
Emilio Botín	1st half 2015
Fernando de Asúa	1st half 2016
Alfredo Sáenz	1st half 2014
Matías R. Inciarte	1st half 2015
Manuel Soto	1st half 2015
Ana P. Botín	1st half 2014
Javier Botín	1st half 2016
Lord Burns	1st half 2014
Vittorio Corbo	1st half 2014
Guillermo de la Dehesa	1st half 2015
Rodrigo Echenique	1st half 2014
Esther Giménez-Salinas	1st half 2014
Ángel Jado.	1st half 2016
Abel Matutes	1st half 2015
Juan R. Inciarte	1st half 2015
Isabel Tocino	1st half 2016

(1)	Pursuant to the provisions of our Bylaws, one-third of the board will be renewed every year, based on length of service and according to the date and order of their respective appointments.

At the annual general meeting held on March 22, 2013, the shareholders passed the resolutions of re-electing for a term of three years the following directors: Guillermo de la Dehesa, Abel Matutes, Ángel Jado, Javier Botín, Isabel Tocino and Fernando de Asúa.

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

Likewise, the contracts of the executive directors provide for certain prohibitions against competition and the taking of clients, employees and suppliers that may be enforced after the termination thereof.

(ii) Code of conduct

Executive directors are required to strictly observe the provisions contained in the Grupo Santander’s General Code of Conduct and the Code of Conduct in the Securities Market, specifically with respect to rules of confidentiality, professional ethics and conflicts of interest.

(iii) Remuneration

Set forth below is the remuneration system applied in 2012 to determine the remuneration of directors for the performance of duties of supervision and collective decision-making as well as for the performance by the executive directors of other duties6.

i) Composition and limits

The directors share in the profits from the financial year for the performance of duties of supervision and collective decision-making through By-law-mandated payments, which are made up of an annual allotment and attendance fees.

The By-laws set the aforementioned share as an amount equal to one per cent of the net profits obtained by the Bank for the financial year, although the board may resolve to reduce such percentage annually. Moreover, payment thereof requires that the priority payments established by applicable law (such as, for instance, allocations to reserves required under the equity rules for financial institutions) be paid first.

The specific amount payable to each of the directors for the aforementioned items is determined by the board of directors. To such end, all positions held by each director on the board itself as well as membership in and attendance at board meetings and meetings of the various committees are taken into account.

ii) Annual allotment

In 2012, the board, resolved to reduce the annual allotment payable to its members for the financial year for performing the duties of supervision and collective decision-making by 15% compared to the prior year, which in turn was 6% less than the amount paid for the 2010 results.

The amounts received individually by the directors for the most recent financial years based on the positions held on the board and for belonging to the various committees thereof were as follows:

Amount in euros Amounts per director:	2012	Change (%)	2011	Change (%)	2010, 2009 and 2008

Members of the board of directors	84,954	-15.00%	99,946	-6.00%	106,326
Members of the executive committee	170,383	-15.00%	200,451	-6.00%	213,246
Members of the audit and compliance committee	39,551	-15.00%	46,530	-6.00%	49,500
Members of the appointments and remuneration committee	23,720	-15.00%	27,918	-6.00%	29,700
First and fourth vice-chairmen	28,477	-15.00%	33,502	-6.00%	35,640

iii) Attendance fees

By resolution of the board, upon a proposal of the appointments and remuneration committee, the amount of attendance fees applicable to meetings of the board and the committees thereof—excluding the executive committee, for which no fees are established—was the same in financial years 2008, 2009, 2010, 2011 and 2012 and will likewise remain unchanged from January 1, 2013 onwards.

[6]

Remuneration for duties other than executive duties and beyond those of a mere director (for example, for the provision of professional advisory services by non-executive directors) is analyzed by the appointments and remuneration committee in order to submit the corresponding proposal to the board.

The respective amounts paid during the financial years mentioned in the preceding paragraph are as follows:

Amount in euros Attendance fees per meeting	2013 - 2008

Board of Directors	2,540
Resident directors	2,057
Non-resident directors
Risk committee and audit and compliance committee	1,650
Resident directors	1,335
Non-resident directors
Other committees	1,270
Resident directors	1,028
Non-resident directors

The principles applied in 2012 to remuneration of the directors for the performance of executive duties were the following:

•	Fixed remuneration represented a significant proportion of total remuneration.

•	The variable remuneration of executive directors was determined on the basis of the achievement of targets set in terms of budgeted net profits, rorac, and additional qualitative factors:

a) Quantitative targets. There is an evaluation of the achievement of annual targets for net profits and rorac (both adjusted for extraordinary results and special write-downs). These targets are the best indicators of the ability to generate recurring results and to assume allowances in the event of adverse circumstances. A distinction is made between executive directors with general management duties within the Group and those entrusted with the management of a specific business division. The paramount factor in the case of the former is the Group’s net profits and rorac, and in the case of the latter, the net profits of the division managed by the director in question.

b) Additional qualitative factors or targets. In addition to the foregoing, and in order to take into account a qualitative assessment of results and alignment with the interests of the shareholders, the following factors are taken into account:

i.	Comparison of the results obtained by each division and the Group with those of peer institutions (benchmarking).

ii.	Appropriate risk management (including the risk of losses, liquidity, capital, concentration and reputational), the quality and recurrence of results, as well as the general environment of compliance and control.

iii.	Other significant factors in the management of the Group, such as the evolution of core capital, economic capital, and the balance sheet.

Form of payment of the variable remuneration of executive directors:

•	40% of the variable remuneration is paid, net of taxes (or withholdings), half in cash and half in shares, which shares must be held for one year.

•	Deferral of 60% of variable remuneration for three years, payment of which is subject to the satisfaction of certain conditions (continuity within the Group and bad actor provisions).

After deduction of applicable taxes (or withholdings), the net amount of the deferred remuneration, if any, shall be paid in thirds, on the first, second and third anniversary, 50% in cash and the other 50% in Santander shares, which shares may not be sold until the passage of one year in each case.

Hedging the value of the Santander shares received during the deferral and retention period is expressly forbidden.

For more information see “Item 6. Directors, senior management and employees—B. Compensation” herein.

(iv) Termination

The Bank has signed contracts with all its executive directors. The Bank’s executive directors have indefinite-term employment contracts. Executive directors whose contracts are terminated voluntarily or due to breach of duties are not entitled to receive any economic compensation. In any other termination event, the executive directors indicated below will be eligible for the following rights:

•	In the case of Ana P. Botín: to take pre-retirement, earning an annual payment. At December 31, 2012, this annual retainer would amount to €2,645 thousand (December 31, 2011: €2,557 thousand).

•	In the case of Juan R. Inciarte: to take pre-retirement, earning an annual payment. At December 31, 2012, this annual payment would amount to €987 thousand (December 31, 2011: €948 thousand).

If Ana P. Botín or Juan R. Inciarte take pre-retirement, they have the right to opt to receive the annual retainers in the form of an annuity or a lump sum -i.e. in a single payment- in full but not in part.

If the other executive directors’ contracts are terminated for any reason, they may take retirement and, therefore, claim from the insurer the benefits accrued to them under the externalized employee welfare system described in Note 5.c, with no obligation whatsoever being incumbent upon the Bank in such circumstances.

(v) Insurance

The Group has taken out life insurance policies for the Bank’s directors, who will be entitled to receive benefits if they are declared disabled; in the event of death, the benefits will be payable to their heirs. The premiums paid by the Group are included in the Other remuneration column of the table shown in Note 5.a.iii to our consolidated financial statements. Also, the following table provides information on the sums insured for the Bank’s executive directors:

	Thousands of euros
	2012	2011

Emilio Botín	—	—
Alfredo Sáenz	11,108	11,108
Matías R. Inciarte	5,131	5,131
Ana P. Botín	6,000	988
Francisco Luzón	—	9,934
Juan R. Inciarte	2,961	2,961

	25,200	30,122

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

Advance notice period	Date of current contract (month/day/year)	By decision of the Bank (months)		By decision of the director (months)
Emilio Botín	12/26/2012	(	*)	(	*)
Alfredo Sáenz	12/26/2012	(	*)	(	*)
Matías R. Inciarte	12/26/2012	4		4
Ana P. Botín	12/26/2012	4		4
Juan R. Inciarte	12/26/2012	4		4

(*)	It is not contractually established.

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

In any event, the audit and compliance committee should receive annually from the external auditor written confirmation of the latter’s independence versus the Company or institutions directly or indirectly linked to the Company, as well as information on any type of additional services provided to such institutions by the aforementioned auditor or by persons or institutions related to the latter, as stipulated in External Auditing Law 19/1988, of July 127.

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

[7]	Now Legislative Royal Decree 1/2011, of July 1, approving the Consolidated Audit Act.

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

The Group’s 2012 audit and compliance committee report is available on the Group’s website, which does not form part of this annual report on Form 20-F, at www.santander.com under the heading “Information for shareholders and investors—corporate governance—committees’ report”.

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

The Group’s 2012 appointments and remuneration committee report is available on the Group’s website, which does not form part of this annual report on Form 20-F, at www.santander.com under the heading “Information for shareholders and investors—Corporate governance—Committees report”.

The following are the members of the appointments and remuneration committee:

Name	Position

Fernando de Asúa	Chairman
Manuel Soto	Member
Guillermo de la Dehesa	Member
Rodrigo Echenique	Member
Isabel Tocino	Member

Ignacio Benjumea acts as secretary to the appointments and remuneration committee but is classified as a non-member.

D. Employees

As of December 31, 2012, we had 186,763 employees (as compared to 193,349 in 2011 and 178,869 in 2010) of which 34,862 were employed in Spain (as compared to 35,737 in 2011 and 36,429 in 2010) and 151,901 were employed outside Spain (as compared to 157,612 in 2011 and 142,440 in 2010). The terms and conditions of employment in the non-government-owned banks in Spain are negotiated on an industry-wide basis with the trade unions. This process has historically produced collective agreements binding on all the private banks and their employees. The 2011-2014 agreement was signed on March 14, 2012. The terms and conditions of employment in many of our subsidiaries outside Spain (including in Argentina, Portugal, Italy, Uruguay, Puerto Rico, Chile, Mexico, Germany, the U.K., Brazil and Poland) are negotiated either directly or indirectly (on an industry-wide basis) with the trade unions.

The table below shows our employees by geographic area:

	Number of employees
	2012	2011	2010
SPAIN	34,862	35,737	36,429

LATIN AMERICA	89,622	90,821	88,490
Argentina	6,818	6,773	6,453
Brazil	53,543	54,197	53,829
Chile	12,336	12,204	11,702
Colombia	—	1,458	1,321
Mexico	14,068	13,168	12,531
Peru	66	60	56
Puerto Rico	1,578	1,753	1,807
Uruguay	1,209	1,166	735
Venezuela	4	42	56

EUROPE	52,209	53,859	41,116
Austria	360	399	389
Czech Republic	—	90	116
Germany	5,628	5,406	3,020
Belgium	22	23	23
Finland	146	151	143
France	48	52	41
Greece	—	24	26
Hungary	37	38	42
Ireland	21	16	8
Italy	840	894	922
Luxembourg	—	3	3
Norway	493	454	421
Poland	12,625	12,754	3,622
Portugal	6,105	6,300	6,522
Russia	—	—	—
Switzerland	159	170	175
The Netherlands	360	365	423
United Kingdom	25,365	26,720	25,220

USA	9,882	12,722	12,644

ASIA	144	141	114
Hong Kong	89	91	78
China	38	33	23
Japan	6	7	6
Others	11	10	7

OTHERS	44	69	76
Bahamas	24	46	55
Others	20	23	21

Total	186,763	193,349	178,869

In those cases where an employee is working from one country but is technically employed by a Group company located in a different country, we designate that employee as working from his/her country of residence.

The table below shows our employees by type of business:

	Number of employees
	2012	2011	2010
Retail Banking	176,715	187,022	171,964
Asset Management and Insurance	1,756	1,272	1,338
Global Wholesale Banking	5,890	2,722	3,037
Corporate Activities	2,402	2,333	2,530

Total	186,763	193,349	178,869

As of December 31, 2012, we had 6,875 temporary employees (as compared to 5,109 as of December 31, 2011 and 2,216 as of December 31, 2010). In 2012, the average number of temporary employees working for the Group was 5,992 employees.

E. Share ownership

As of April 17, 2013, the direct, indirect and represented holdings of our current directors were as follows:

Directors	Direct Stake	Indirect stake and represented	Total shares	% of Capital stock
Emilio Botín (1)	6,464,149	174,667,735	181,131,884	1.719%
Fernando de Asúa	76,836	60,543	137,379	0.001%
Alfredo Sáenz	429,358	2,404,950	2,834,308	0.027%
Esther Giménez-Salinas	2,151	—	2,151	0.000%
Matías R. Inciarte (3)	1,261,678	183,374	1,445,052	0.014%
Manuel Soto	73,532	513,096	586,628	0.006%
Ana P. Botín (1)	5,064,820	11,995,761	17,060,581	0.000%
Javier Botín (1) (2)	4,793,481	11,486,545	16,280,026	0.000%
Lord Burns (Terence)	30,119	27,001	57,120	0.001%
Vittorio Corbo	1	—	1	0.000%
Guillermo de la Dehesa	119	—	119	0.000%
Rodrigo Echenique	658,758	11,232	669,990	0.006%
Ángel Jado	2,000,000	4,950,000	6,950,000	0.066%
Abel Matutes Juan	182,135	2,500,050	2,682,185	0.025%
Juan R. Inciarte	1,528,082	—	1,528,082	0.014%
Isabel Tocino	78,855	—	78,855	0.001%
Total	22,644,074	208,800,287	231,444,361	1.880%

(1)	Emilio Botín has attributed the right of vote in a general shareholders’ meeting of 93,026,412 shares owned by Fundación Botín (0.883% of share capital), 8,890,093 of which are owned by Jaime Botín (0.085% of capital); 9,404,392 of which are owned by Puente San Miguel, S.A., Nueva Azil, S.L. y Latimer Inversiones, S.L. (0.089% of capital); 8,622,878 of which are owned by Carmen Botín (0.082% of capital); 7,815,849 of which are owned by Paloma Botín (0.074% of capital); and 13,567,504 of which are owned by Emilio Botín O. (0.129% of capital). In addition, Emilio Botín is attributed the voting rights over 17,060,581 shares owned by Ana P. Botín (0.162% of capital) and 16,280,026 shares owned, directly and indirectly, by Javier Botín (0.154% of capital). Therefore, although the table above shows the direct and indirect ownership interests of each of the two last-mentioned directors of the Bank, in the column relating to the percentage of total voting rights, these holdings are calculated together with those belonging to or represented by Emilio Botín.
(2)	Javier Botín has the status of an external proprietary director as he represents on the board of directors the ownership interests of Fundación Botín, Bafimar, S.L., Cronje, S.L., Puente San Miguel, S.A., Inversiones Zulú, S.L. Latimer Inversiones, S.L., Jardín Histórico Puente San Miguel, S.A., Nueva Azil, S.L., Leugim Bridge, S.L., Apecaño, S.L., Bright Sky 2012, S.L., Emilio Botín, Ana P. Botín, Emilio Botín O., Carmen Botín, Paloma Botín, Jaime Botín, Jorge Botín, Francisco J. Botín, Marta Botín, as well as his own equity interest.
(3)	Matías R. Inciarte holds the voting rights over 83,452 shares owned by his two sons.

Santander’s capital is comprised of only one class of shares, all of which are ordinary and have the same rights.

As of April 17, 2013 our current executive officers (not directors) referred to above under Section A of this Item 6 as a group beneficially owned, directly or indirectly, 7,525,493 ordinary shares, or 0.07% of our issued and outstanding share capital as of that date. No individual executive officer beneficially owns, directly or indirectly, one percent or more of the outstanding share capital as of that date.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders

As of December 31, 2012, to our knowledge no person beneficially owned, directly or indirectly, 5% or more of our shares.

At December 31, 2012 a total of 1,182,915,220 shares, or 11.46% of our share capital, were held by 1,203 registered holders with registered addresses in the United States and Puerto Rico, including JP Morgan Chase, as depositary of our American Depositary Share Program. These ADSs were held by 19,893 record holders. Since certain of such shares and ADSs are held by nominees, the foregoing figures are not representative of the number of beneficial holders. Our directors and executive officers did not own any ADSs as of December 31, 2012.

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

At the date of execution of the agreement, the syndicate comprised a total of 44,396,513 shares of the Bank (0.430% of share capital at December 31, 2012). In addition, as established in clause one of the shareholders’ agreement, the syndication extended, solely with respect to the exercise of the voting rights, to other Bank shares held either directly or indirectly by the signatories, or whose voting rights are assigned to them. Accordingly, at December 31, 2012, a further 34,885,821 shares (0.338% of share capital) were included in the syndicate.

At any given time, the chairman of the syndicate is the person then presiding over the Marcelino Botín Foundation, currently Emilio Botín.

The members of the syndicate undertake to syndicate and pool the voting and other political rights attaching to the syndicated shares, so that these rights may be exercised and, in general, the syndicate members heading the Bank may act in a concerted manner, in accordance with the instructions and indications and with the voting criteria and orientation, necessarily unitary, issued by the syndicate, and, for this purpose, the representation of these shares is attributed to the chairman of the syndicate as the common representative of its members.

Except for transactions carried out in favor of other members of the syndicate or in favor of the Marcelino Botín Foundation, prior authorization must be granted from the syndicate assembly, which may freely approve or refuse permission for the planned transfer.

Banco Santander informed the CNMV on August 3 and November 19, 2012, by means of the applicable significant event filings, that it had been officially notified of amendments to this shareholder agreement in respect of the persons subscribing to it.

The agreement encompasses a total of 79,282,334 Bank shares (0.768% of its share capital as of December 31, 2012), broken down as follows:

Parties to the shareholders’ agreement	No of shares syndicated

Emilio Botín	6,365,296
Ana P. Botín (1)	13,207,720
Emilio Botín O. (2)	13,567,504
Javier Botín (3)	16,279,089
Paloma Botín (4)	7,811,706
Carmen Botín	8,622,491
Puente San Miguel, S.A.	3,275,605
Latimer Inversiones, S.L. (5)	553,508
Cronje, S.L., Unipersonal	4,024,136
Nueva Azil, S.L.	5,575,279
Total	79,282,334

(1)	7,971,625 shares held indirectly through Bafimar, S.L.
(2)	3,024,727 shares held indirectly through Leugim Bridge, S.L. and 1,500,000 shares indirectly through Jardín Histórico Puente San Miguel, S.A., the latter being 100%-owned by the former.
(3)	4,652,747 shares held indirectly through Inversiones Zulú, S.L. and 6,794,391 shares indirectly through Apecaño, S.L
(4)	6,628,291 shares held indirectly through Bright Sky 2012, S.L.
(5)	Bare ownership (ownership without usufruct) of 553,508 shares corresponds to Fundación Marcelino Botín, but the voting rights are assigned to Latimer Inversiones, S.L. as their beneficial owner.

In all other issues, the agreement is unchanged as compared to that signed in February 2006.

B. Related party transactions

Loans made to members of our board of directors and to our executive officers

The Group’s direct risk exposure to the Bank’s directors and the guarantees provided for them are detailed below.

	Thousands of euros
	2012			2011
	Loans and credits	Guarantees	Total	Loans and credits	Guarantees	Total

Alfredo Sáenz	17	—	17	8	—	8
Matías R. Inciarte	13	—	13	1	—	1
Manuel Soto	—	—	—	1	—	1
Antonio Basagoiti (1)	—	—	—	12	1	13
Ana P. Botín	7	—	7	6	—	6
Javier Botín	13	—	13	3	—	3
Rodrigo Echenique	1,178	—	1,178	1,500	—	1,500
Antonio Escámez (1)	—	—	—	1,851	—	1,851
Ángel Jado	7	—	7	3,004	—	3,004
Francisco Luzón (2)	—	—	—	11,670	—	11,670
Juan R. Inciarte	5,313	—	5,313	321	—	321
Luis Alberto Salazar-Simpson (1)	—	—	—	3	—	3
Isabel Tocino	42	—	42	322	—	322

	6,591	—	6,591	18,702	1	18,703

(1)	Retired from the board on March 30, 2012.
(2)	Retired from the board on January 23, 2012

Additionally, the total amount of loans and credits made by us to our executive officers who are not directors, as of December 31, 2012 amounted to €33 million (see Note 53 to our consolidated financial statements).

Loans extended to related parties were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than normal risk of collectability or present other unfavorable features.

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

•	in the ordinary course of business;

•	on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with other persons; and

•	did not involve more than the normal risk of collectability or other unfavorable features.

As of December 31, 2012 our loans and credits to associated and jointly controlled entities, amounted to €544 million. Those loans and credits represented 0.08% of our total net loans and credits and 0.73% of our total stockholders’ equity as of December 31, 2012.

For more information, see Notes 3 and 53 to our consolidated financial statements.

C. Interests of experts and counsel

Not Applicable.

Item 8. Financial Information

A. Consolidated statements and other financial information

Financial Statements

See Item 18 for our consolidated financial statements.

(a)	Index to consolidated financial statements of Santander

Legal Proceedings

Our general policy is to record provisions for tax and legal proceedings in which we assess the chances of loss to be probable and we do not record provisions when the chances of loss are possible or remote. We determine amounts to be provided as our best estimate of the expenditure required to settle the corresponding claim based, among others, on a case-by-case basis based on the analysis and legal opinion of internal and external counsel or by considering the historical average amount of loss of such category of lawsuits.

i.	Tax-related proceedings

As of the date of this report, the main tax-related proceedings concerning the Group were as follows:

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

•

“Mandados de Segurança” filed by Banco Santander Brasil, S.A. (currently Banco Santander (Brasil) S.A.) and other Group entities claiming their right to pay the Brazilian PIS and COFINS social contributions only on the income from the provision of services. In the case of Banco Santander Brasil, S.A., the “Mandado de Segurança” was declared unwarranted and an appeal was filed at the Federal Regional Court. In September 2007 the Federal Regional Court found in favor of Banco Santander Brasil, S.A., but the Brazilian authorities appealed against the judgment at the Federal Supreme Court. In the case of Banco ABN AMRO Real, S.A. (currently Banco Santander (Brasil) S.A.), in March 2007 the court found in its favor, but the Brazilian authorities appealed against the judgment at the Federal Regional Court, which handed down a decision partly upholding the appeal in September 2009. Banco Santander (Brasil) S.A. filed an appeal at the Federal Supreme Court.

•

Banco Santander (Brasil) S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (IRPJ and CSLL) on the ground that the relevant requirements under the applicable legislation were not met.

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

•

In December 2008 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to income tax (IRPJ and CSL) for 2002 to 2004. The tax authorities took the view that Banco Santander (Brasil) S.A. did not meet the necessary legal requirements to be able to deduct the amortization of the goodwill arising on the acquisition of Banespa (currently Banco Santander (Brasil) S.A.). Banco Santander (Brasil) S.A. filed an appeal against the infringement notice at Conselho Administrativo de Recursos Fiscais (CARF), which on October 21, 2011 unanimously decided to render the infringement notice null and void. The tax authorities have appealed against this decision at a higher administrative level. In June 2010 the Brazilian tax authorities issued infringement notices in relation to this same matter for 2005 to 2007. Banco Santander (Brasil) S.A. filed an appeal against these procedures at CARF. Based on the advice of its external legal counsel and in view of the previous decision by CARF, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defence arguments to appeal against the infringement notice. Accordingly, the risk of incurring a loss is remote. Consequently, no provisions have been recognized in connection with these proceedings because this matter should not affect the consolidated financial statements.

•

In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios Ltda. (DTVM) and Banco Santander Brasil, S.A. (currently Banco Santander (Brasil), S.A.) in relation to the Provisional Tax on Financial Movements (CPMF) with respect to certain transactions carried out by DTVM in the management of its customers’ funds and for the clearing services provided by Banco Santander Brasil, S.A. to DTVM in 2000, 2001 and the first two months of 2002. Both entities appealed against the infringement notices at CARF, with DTVM obtaining a favorable decision and Banco Santander Brasil,

S.A. an unfavorable decision. Both decisions were appealed by the losing parties at the Higher Chamber of CARF, and the appeal relating to Banco Santander Brasil, S.A. is pending a decision. With respect to DTVM, having been notified of the decision overturning the previous favorable judgment on August 24, 2012, it lodged an appeal at the Higher Chamber of CARF on August 29, 2012. In the opinion of its legal advisors, the Group considers that the tax treatment applied in these transactions was correct.

•

In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros S.A. (Brasil), as the successor by merger to ABN AMRO Brasil Dois Participações, S.A., in relation to income tax (IRPJ and CSLL) for 2005. The tax authorities questioned the tax treatment applied to a sale of shares of Real Seguros, S.A. made in that year. The aforementioned entity filed an appeal against the infringement notice. As the former parent of Santander Seguros, S.A. (Brasil), Banco Santander (Brasil), S.A. is liable in the event of any adverse outcome of this proceeding. As of December 31, 2012, there is no provision in connection with this proceeding as it is considered a contingent liability. Also, the Brazilian tax authorities issued infringement notices against Banco Santander (Brasil) S.A. in connection with income tax (IRPJ and CSLL), questioning the tax treatment applied to the economic compensation received under the contractual guarantees provided by the sellers of the former Banco Meridional. The aforementioned entity filed an appeal against the infringement notice. On November 23, 2011, CARF unanimously decided to render null and void an infringement notice relating to 2002 with regard to the same matter. In February 2012 this decision was declared final in respect of 2002. The proceedings relating to the 2003 to 2006 fiscal years are still in progress. As of December 31, 2012, there is no provision in connection with this proceeding as it is considered a contingent liability.

•

A claim was filed against Abbey National Treasury Services plc by tax authorities abroad in relation to the refund of certain tax credits and other associated amounts. A favorable judgment at first instance was handed down in September 2006, although the judgment was appealed against by the tax authorities in January 2007 and the court found in favor of the latter in June 2010. Abbey National Treasury Services plc appealed against this decision at a higher court and in December 2011 the tax authorities confirmed their intention to file the related pleadings. The hearing took place in April 2012 and the court found for the tax authorities, upholding their appeal. No appeal may be filed against this judgment. In view of the existing provisions relating to this litigation there is no adverse impact on the consolidated financial statements.

•

Legal action brought by Sovereign Bancorp, Inc. (currently Santander Holdings USA, Inc.) claiming its right to take a foreign tax credit in connection with taxes paid outside the United States in fiscal years 2003 to 2005 in relation to financing transactions carried out with an international bank. Santander Holdings USA, Inc. continues to believe that it is entitled to claim these foreign tax credits taken with respect to the transactions and also continues to believe that Santander Holdings USA, Inc. is entitled to tax deductions for the related issuance costs and interest deductions based on tax laws. In addition, if the outcome of this legal action is favorable to the interests of Santander Holdings USA, Inc., the amounts paid over by the entity in relation to this matter with respect to 2006 and 2007 would have to be refunded. During the first quarter of 2013, the U.S. Tax Court issued an adverse opinion in a case between a US taxpayer and the IRS involving a transaction with a structure similar to Santander Holdings USA, Inc.’s financing transactions. The US taxpayer has indicated it intends to appeal the decision. Santander Holdings USA, Inc. has confidence in its position because, among other reasons, Santander Holdings USA, Inc. will raise arguments and issues in its case that were not considered by the Tax Court. The trial of this litigation is expected to take place in the last quarter of 2013.

At the date of approval of this annual report on Form 20-F certain other less significant tax-related proceedings were also in progress.

ii. Non-tax-related proceedings

As of the date of this report, the main non-tax-related proceedings concerning the Group were as follows:

•	Customer remediation: claims associated with the sale by Santander UK of certain financial products (principally payment protection insurance or PPI) to its customers.

Payment protection insurance is a UK insurance product offering payment protection on unsecured personal loans (and credit cards). The product was sold by all UK banks. The mis-selling issues are predominantly related to business written before 2009. The nature and profitability of the product has changed materially since 2008, in part due to customer and regulatory pressure.

On July 1, 2008, the UK Financial Ombudsman Service (‘FOS’) referred concerns regarding the handling of PPI complaints to the UK Financial Services Authority (‘FSA’). On September 29, 2009 and March 9, 2010, the FSA issued consultation papers on PPI complaints handling as an issue of wider implication. The FSA published its

Policy Statement on August 10, 2010, setting out the evidence and guidance on the fair assessment of a complaint and the calculation of redress, as well as a requirement for firms to reassess historically rejected complaints which had to be implemented by December 1, 2010.

On October 8, 2010, the British Bankers’ Association (‘BBA’), the principal trade association for the UK banking and financial services sector, filed on behalf of certain financial institutions (which did not include Santander UK plc) an application for permission to seek judicial review against the FSA and the FOS. The BBA sought an order quashing the FSA Policy Statement and an order quashing the decision of the FOS to determine PPI sales in accordance with the guidance published on its website in November 2008. The judicial review was heard in the courts in January 2011 and on April 20, 2011 judgment was handed down by the High Court dismissing the BBA’s application.

Santander UK did not participate in the legal action undertaken by other UK banks and has been consistently making a provision and settling claims with regards to PPI complaints liabilities since they began to increase in recent years. The provisions recognized by Santander UK in this respect were calculated on the basis of the estimate of customer remediation comprising the estimated cost of making redress payments with respect to the past sales of the products.

A detailed review of the provision was performed by Santander UK in the first half of 2011 in light of the new situation, including the High Court judgment of April 2011, the BBA’s subsequent decision not to appeal and the consequent increase in actual claims levels. As a result, the provision has been revised to reflect the new information.

In this context, in 2011 the Group recognized a provision, with a net effect on results of €620 million (GBP 538 million), which was calculated on the basis of the estimate of the number of claims that would be received, of the number of claims that would be upheld and of the estimated average amount of compensation in each case.

A number of uncertainties persist regarding the eventual costs of that compensation given the inherent difficulties of assessing the impact of detailed implementation of the Policy Statement for all PPI complaints, uncertainties concerning the recent rise in complaints, the availability of evidence to support the claims and the activities of claims management companies, all of which may significantly affect complaints volumes, the acceptance rates and redress costs.

The provision represents management’s best estimate of the anticipated costs of related customer contact and/or redress, including administration expenses. The provision is calculated based on a number of key assumptions which involve significant management judgment. These are as follows:

•	Claim volumes—the estimated number of customer complaints received,

•	Uphold rate—the estimated percentage of complaints that are, or will be, upheld in favor of the customer, and

•	Average cost of redress—the estimated payment to customers, including compensation for any direct loss plus interest.

The assumptions have been based on the following:

•	Analysis completed of the causes of complaints, and uphold rates, and how these are likely to vary in the future,

•	Actual claims activity registered to date,

•	The level of redress paid to customers, together with a forecast of how this is likely to change over time,

•	The impact on complaints levels of proactive customer contact, and

•	The effect of media coverage on the issue.

The assumptions are kept under review, and regularly reassessed and validated against actual customer data, e.g. claims received, uphold rates, the impact of any changes in approach to uphold rates etc, and any re-evaluation of the estimated population. The most critical factor in determining the level of provision is the volume of claims. The uphold rate is a reasonably consistent function of the sales process and the average cost of redress can be predicted reasonably accurately given that management is dealing with a high volume and reasonably homogeneous population. In setting the provision, management estimated the total claims that were likely to be received. Previous experience has indicated that claims could be received over a number of years. While initial claim levels at the beginning of the process were quite low, this has increased in line with our initial expectations as a result of press coverage and the activities of the claims management companies (“CMC’s”). The CMC’s facilitate customer claims in return for a share of the redress payment and advertise heavily thereby resulting in an increase in the volume of claims experienced.

The table below sets out the actual claims received to date.

Movements in the number of PPI claims outstanding during the years ended December 31, 2012, 2011 and 2010 were as follows:

(thousands of claims)
	2012	2011	2010
Outstanding at January 1	1	—	2
Claims received	437	111	37
Claims paid (1)	(258)	(90)	(38)
Claims rejected as invalid (1)	(149)	(20)	(1)
Outstanding at December 31	31	1	—

(1)	The customer has the right to appeal to the FOS if their claim is rejected. FOS may uphold or reject the appeal and if upheld Santander UK is required to provide redress to the customer. Claims paid or rejected above reflect the results of any appeals.

As anticipated, PPI complaints rose significantly in 2012, due to higher press coverage and increased focus by CMCs. The increase was partly driven by invalid complaints (which also drove an increase in the level of claims rejected) and claims originated by CMCs. In addition, Santander UK proactively contacted more than 300,000 customers during the year, which led to an increase in claims received. The number of claims settled in 2012 increased, reflecting both the increase in claims received and continued prompt settlement of claims.

Press coverage on PPI reached significant levels in 2011, following the High Court‘s dismissal of the BBA’s application for a judicial review, as highlighted above. The focus of the CMCs also started to be directed at PPI in 2011. This led to a marked increase in complaints in 2011. Complaint volumes were also driven by pro-active customer contact made by Santander UK. The number of claims settled in 2011 increased as well, reflecting both the increase in claims received and prompt settlement of claims.

Management reassess the level of provision required at each reporting period, taking account of the latest available information as well as past experience. The provision necessarily incorporates predictions of complaint levels for a number of periods into the future. Although complaint levels rose substantially in 2012, this increase was consistent with management’s estimates which reflected previous conduct remediation experience. Consequently, no change to the provision was required in 2012. This will continue to be kept under review.

The assumptions and consequent level of provision remain subjective. This relates particularly to the uncertainty associated with the level of future claims. It is therefore possible that the level of payments to be made may differ from current estimates, resulting in an increase or decrease to the required provision.

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

Zed Worldwide, S.A. requested the court-ordered enforcement of the decision. On January 25, 2011, the court issued an order to enforce the decision handed down by the Madrid Provincial Appellate Court, whereby the Bank had to subscribe to 75.1 million shares at their par value of €0.4 per share, totaling €30.05 million. Zed Worldwide, S.A. filed an appeal for reconsideration of the order enforcing the decision, which the Bank opposed. On May 23, 2011, the Bank was served notice of the decision of May 6, 2011, dismissing the appeal for reconsideration and upholding the order of January 25 2011. On July 14, 2011, Zed Worldwide, S.A. filed an appeal at a superior court against the decision dismissing the aforementioned appeal for reconsideration, which was upheld in an order of December 17, 2012 by the Madrid Provincial Appellate Court whereby the Bank had to subscribe 2,111,600 shares for its contribution of €30.05 million.

Following this order, an agreement was reached for the out-of-court enforcement of the decision whereby the Bank would subscribe and pay 6,208,802 shares for its contribution of €30.05 million. As a result, on December 27, 2012, the parties requested the judge that the enforcement proceeding be discontinued and struck out, which was declared in an order dated January 23, 2013.

•

Proceeding under Criminal Procedure Law filed by Galesa de Promociones, S.A. against the Bank at Elche Court of First Instance no. 5, Alicante (case no. 1946/2008). The claim sought damages amounting to €51,396,971.43 as a result of a judgment handed down by the Supreme Court on November 24, 2004 setting aside a summary mortgage proceeding filed by the Bank against the plaintiff company, which concluded in the foreclosure by the Bank of the mortgaged properties and their subsequent sale by the Bank to third-party buyers. The judgment of the Supreme Court ordered the reversal of the court foreclosure proceeding to prior to the date on which the auctions were held, a circumstance impossible to comply with due to the sale of the properties by the Bank to the aforementioned third parties, which prevented the reincorporation of the properties to the debtor company’s assets and their re-auction.

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

•

After the Madrid Provincial Appellate Court had rendered null and void the award handed down in the previous arbitration proceeding, on September 8, 2011 Banco Santander S.A. filed a new request for arbitration with the Secretary of the Spanish Arbitration Court against the business entity Delforca 2008, Sociedad de Valores, S.A. (formerly Gaesco Bolsa Sociedad de Valores S.A.), claiming €66,418,077.27 that the latter owes Banco Santander, S.A. as a result of the early termination of the financial transaction framework agreement entered into by the aforementioned company and Banco Santander, S.A. and of the financial transactions performed under the agreement. The defendant Delforca 2008, S.A. voluntarily petitioned for an insolvency order, which was granted on August 3, 2012 by Barcelona Commercial Court no. 10. On October 26, 2012, as part of the insolvency proceeding, this Court ordered the stay of the arbitration proceeding and of the effects of the arbitration agreement entered into by Banco Santander, S.A. and Delforca 2008, S.A., and also requested the Spanish Court of Arbitration that the arbitration proceedings underway be stayed immediately and notice be served that the effects of the arbitration agreement had been stayed. The Bank filed an appeal for reconsideration against this decision by the Commercial Court and that Court rejected the appeal. A formal protest has been filed and a remedy of appeal shall be filed by Banco Santander, S.A. on appropriate time to be decided by the Barcelona Court of Appeal.

The Arbitration Court, in strict obedience with the decision of the Commercial Court, agreed in a decision dated January 20, 2013 to stay the arbitration proceedings at the stage reached until a decision may be reached in this respect in the insolvency proceeding.

In addition, as part of the insolvency proceeding of Delforca 2008, S.A., Banco Santander, S.A. notified its claim against the insolvent party due to the potential creditor’s rights to which it might be entitled as a result of the arbitration proceeding relating to Delforca 2008 S.A, with a view to having the claim recognized as a contingent ordinary claim without specified amount. The insolvency proceeding is in the common phase and on November 5, 2012, the insolvency manager submitted the report referred to in Articles 74 and 75 of the Insolvency Law, accompanied by the inventory and provisional list of creditors. The insolvency manager opted to exclude Banco Santander, S.A.’s claim from the provisional list of creditors and, accordingly, on January 2, 2013, Banco Santander, S.A. filed an ancillary claim contesting the document and seeking the aforementioned claim’s recognition on the terms notified. A decision is yet to be handed down in this regard. Delforca 2008 S.A. has filed an answer to the claim but Banco Santander, S.A. has not been notified of an answer to the claim being filed by the insolvency manager.

Additionally, in April 2009 Mobilaria Monesa, S.A. (parent of the former Gaesco) filed a claim against Banco Santander, S.A. at Santander Court of First Instance no. 5, reproducing the claims discussed and resolved before the Arbitration Court, a circumstance which was brought to the Court’s attention in the notice of opposition thereto filed by the Bank.

This proceeding was stayed by the Santander Provincial Appellate Court in an order dated December 20, 2010 due to the Court admitting the preliminary civil ruling grounds claimed by the Bank.

The above stay currently subsists due to an order dated October 11, 2011 by Santander Court of First Instance no. 5, based on the new arbitration proceeding brought by Banco Santander S.A. An appeal was filed against this order by Delforca 2008, S.A. at the Santander Provincial Appellate Court but a judgment thereon is yet to be issued.

On April 11, 2012, Banco Santander, S.A. was notified of the claim filed by Delforca 2008, S.A., heard by Madrid Court of First Instance no. 21, in which it substantially requested indemnification for the damage and losses suffered by DELFORCA 2008, S.A. arising from the counterclaim filed in the arbitration proceeding that was concluded with the annulled award; although in its claim, invoking Article 219.3 of the Civil Procedure Law, it leaves for a subsequent proceeding the amount to be settled (as the case may be) by Banco Santander, S.A. (which it put at a figure of up to €218,000,000 in the preceding arbitration proceeding). Banco Santander, S.A. filed a motion for declinatory exception arguing that the ordinary courts lacked jurisdiction because the dispute had been submitted to arbitration, which was upheld in an order dated July 2, 2012, in which the court resolved to abstain from hearing the case and ordered a stay of the proceedings. Delforca 2008, S.A. filed an appeal against the order and a decision is yet to be handed down thereon by the Provincial Appellate Court.

The Group considers that the risk of loss arising as a result of these matters is remote and, accordingly, it has not recognized any provisions in connection with these proceedings.

•

Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: a claim was filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity’s bylaws in the event that the entity obtained a profit and that the distribution of this profit, in the form of this bonus, were approved by the board of directors. The bonus was not paid in 1994 and 1995 since the bank did not make a profit and partial payments were made from 1996 to 2000 in variable percentages as agreed by the board of directors, and the relevant clause was eliminated from the bylaws in 2001. In September 2005 the Regional Labour Court ordered Banco Santander Banespa, Cia. de Arrendamiento Mercantil (currently Banco Santander (Brasil) S.A.) to pay the half-yearly bonus and the bank subsequently lodged an appeal at the High Labour Court. A decision was handed down on June 25, 2008 which ordered the bank to pay the half-yearly bonus from 1996 onwards for a maximum amount equivalent to the share in the profits. Appeals against this decision were filed at the High Labour Court and the Supreme Federal Court. The High Labour Court ordered the aforementioned half-yearly bonus to be paid. The Supreme Federal Court subsequently dismissed the extraordinary appeal filed by the Bank by means of a monocratic decision (adopted by only one of the judges of the court), thereby upholding the aforementioned judgment. As a result, the Bank filed a special appeal called an “Agravo Regimental” and the 1st Chamber of the Supreme Federal Court upheld the Extraordinary Appeal filed by the Bank and denied the Association’s Appeal. Thus, the Extraordinary Appeal filed by the Bank now follows for the plenary session of the Supreme Court for decision about general repercussion and the main matters.

•

“Planos económicos”: Like the rest of the banking system, Santander Brasil has been the subject of claims from customers, mostly depositors, and of class actions brought for a common reason by consumer protection associations and the public prosecutor’s office, among others, in connection with the possible effects of certain legislative changes relating to differences in the monetary adjustments to interest on bank deposits and other inflation-linked contracts (planos económicos). The plaintiffs considered that their vested rights in relation to the inflationary adjustments had been impaired due to the immediate application of these adjustments. In April 2010, the High Court of Justice set the limitation period for these class actions at five years, as claimed by the banks, rather than twenty years, as sought by the claimants, which will significantly reduce the number of actions of this kind brought and the amounts claimed in this connection. As regards the substance of the matter, the decisions issued to date have been adverse for the banks, although two proceedings have been brought at the High Court of Justice and the Supreme Federal Court with which the matter is expected to be definitively settled. In August 2010, the High Court of Justice handed down a decision finding for the plaintiffs in terms of substance, but excluding one of the “planos” from the claim, thereby reducing the claimed amount, and confirming the five-year statute of limitations period for these class actions at civil law. Shortly thereafter, the Supreme Federal Court issued an injunctive relief order whereby all the proceedings in progress in this connection were stayed until this court issues a final decision on the matter. Consequently, enforcement of the aforementioned decision handed down by the High Court of Justice was also stayed. We expect that a judgement will be handed down this year; however, this is still pending and there are no hearings scheduled at the moment.

•

Proceeding under Civil Procedure Law (case no. 1043/2009) conducted at Madrid Court of First Instance no. 26, following a claim brought by Banco Occidental de Descuento, Banco Universal, C.A. against the Bank for US$ 150,000,000 in principal plus US$ 4,656,164 in interest, upon alleged termination of an escrow contract. On October 7, 2010, the Bank was served notice of a decision dated October 1, 2010 which upheld the claim filed by Banco Occidental de Descuento, Banco Universal, C.A. without a ruling being issued in relation to costs. Both the plaintiff and the defendant filed appeals to a superior court: the plaintiff in connection with the decision not to award costs and the Bank in connection with the other decisions. Both parties also filed notices of opposition against the appeal filed by the other party.

Also, on March 29, 2011, the Bank filed a notice of opposition against the specific provisional enforcement measures of the court. The Bank’s opposition to the aforementioned measures was upheld in a decision dated September 5, 2011.

A judgment handed down by the Madrid Provincial Appellate Court on October 9, 2012 upheld the appeal lodged by the Bank and dismissed the appeal lodged by Banco Occidental de Descuento, Banco Universal, C.A., dismissing the claim. The dismissal of the claim was confirmed in an ancillary order to the judgment dated December 28, 2012. A cassation appeal was filed by Banco Occidental de Descuento, Banco Universal, C.A. against the Madrid Provincial Appellate Court judgment and the parties have appeared before the Supreme Court.

•

On January 26, 2011, notice was served on the Bank of an ancillary insolvency claim to annul acts detrimental to the assets available to creditors as part of the voluntary insolvency proceedings of Mediterráneo Hispa Group S.A. at Murcia Commercial Court no. 2. The aim of the principal action is to request annulment of the application of the proceeds obtained by the company undergoing insolvency from an asset sale and purchase transaction involving €31,704,000 in principal and €2,711,567.02 in interest. On November 24, 2011, the hearing was held with the examination of the proposed evidence. Upon completion of the hearing, it was resolved to conduct a final proceeding which was held on February 29, 2012, and a decision is yet to be issued thereon.

•

The bankruptcy of various Lehman Group companies was made public on September 15, 2008. Various customers of Santander Group were affected by this situation since they had invested in securities issued by Lehman or in other products which had such assets as their underlying.

On November 12, 2008, the Group announced the implementation of a solution (which was of a strictly commercial, exceptional nature and did not imply any admission of mis-selling) for holders of one of the products sold—Seguro Banif Estructurado—issued by the insurance company Axa Aurora Vida, which had as its underlying a bond issued and guaranteed by Lehman.

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

As of the date of this report, certain claims had been filed in relation to this matter. The Bank’s directors and its legal advisers consider that the various Lehman products were sold in accordance with the applicable legal regulations in force at the time of each sale or subscription and that the fact that the Group acted as intermediary would not give rise to any liability for it in relation to the insolvency of Lehman. Accordingly, the risk of loss is considered to be remote.

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

At the time of its intervention, Madoff Securities was an authorized broker dealer, registered and overseen by the SEC and was also authorized as an investment advisor by the US Financial Industry Regulatory Authority (FINRA). As the SEC itself stated, Madoff Securities had been inspected regularly by the supervisor in recent years and at no time was its reputation or solvency questioned either by the market or by the US supervisory authorities.

On March 18, 2009, the Group issued the preference shares earmarked for the replacement of assets offered to the private banking customers affected by the intervention of Madoff Securities. The preference shares have been listed on the London Stock Exchange since March 23, 2009. The level of acceptance of the exchange proposal was close to 97%.

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

Pursuant to the agreement, the funds’ claims against Madoff Securities’ estate were allowed in their full amounts, calculated on a cash-in, cash-out basis, of US$ 1,540,141,277.60 and US$ 9,807,768.40, respectively, and the funds were entitled to Securities Investor Protection Corporation advances of US$ 500,000 each. The funds paid 85% of the clawback claims asserted by the trustee. The payments totaled US$ 129,057,094.60 for Strategic U.S. Equity and US$ 106,323,953.40 for Arbitrage.

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

The agreement was reached following an analysis by the trustee of how Optimal had managed its investments with Madoff Securities, including a review of Optimal’s documents relating to the due diligence review, from which the trustee concluded that there were no grounds in Optimal’s conduct for bringing claims against the Optimal companies or against any other entity in the Santander Group (other than the claims for rebates mentioned previously, which were not related to any improper management by the funds).

The agreement contains the waiver of all clawback and other claims the trustee may have against the funds for any matters arising out of the funds’ investments with Madoff Securities. The trustee’s waiver applies to all potential claims against other Optimal companies, Santander Group companies and their investors, directors, agents and employees who agree to release the trustee and the Madoff Securities estate (in liquidation), to the extent the claims arise out of the funds’ dealings with Madoff Securities. It also releases the funds from potential clawback liability for any other withdrawals made by them from Madoff Securities.

The agreement between the trustee and the aforementioned Optimal funds was approved by the United States Bankruptcy Court in New York on June 16, 2009.

Madoff Securities is currently in liquidation in accordance with the Securities Investor Protection Act of 1970 at the United States Bankruptcy Court in New York. Bernard L. Madoff, the chief executive of Madoff Securities, pleaded guilty to perpetrating what was probably the greatest pyramid fraud in history and was sentenced to 150 years’ imprisonment.

In April 2011, by means of a corporate operation, the funds Optimal Strategic US Equity Series de Optimal Multiadvisors Ltd de Bahamas, Optimal Strategic US Equity Ireland Euro Fund de Optimal Multiadvisors Ireland Plc and Optimal Strategic US Equity Ireland US Dollar Fund de Optimal Multiadvisors Ireland Plc offered unitholders the possibility of voluntarily liquidating their units in the funds in exchange for shares in a special purpose entity in the Bahamas (SPV Optimal SUS Ltd.) to which Optimal Strategic US Equity Ltd., the company through which the aforementioned funds’ assets are held, transferred the full amount of the claim recognized by the trustee for the liquidation of Madoff Securities mentioned above, the nominal amount of which was US$ 1,540,141,277.60, which was included in the SPV’s net assets.

This arrangement enabled the investors who so wished to take direct control of their proportional part of the claim against the insolvency estate of Madoff Securities and also afforded them the chance of being able to sell it directly or by means of a sales procedure through a private auction organized by OIS.

The corporate operation meant that 1,021 million shares of the 1,539 million issued by the SPV are now directly owned by the unitholders of the three aforementioned Optimal Strategic US Equity funds that accepted the exchange of their units in the fund for shares of the SPV. Furthermore, 991 million shares of those 1,021 million were sold in the subsequent private auction organized by OIS, while 30 million opted not to participate in the auction. The remaining fund unitholders decided to maintain their units in the funds and not participate in the corporate operation.

The price reached in the auction of the SPV shares was equal to 72.14% of the amount of the claim against BLMIS, which meant that those unitholders were able to recover approximately 35% of the value of their investment in the Optimal Strategic US Equity funds at October 30, 2008.

Santander Group, as unitholder of the Optimal Strategic US Equity funds, opted to accept the exchange and subsequent partial sale of a portion of its units in the funds, and it recognized in profit or loss for 2011, as a result of the cash proceeds from that sale, a recovery of approximately €249 million of the initial loss.

Subsequently, in March 2012 the Optimal Strategic US Equity Series de Optimal Multiadvisors Ltd de Bahamas, Optimal Strategic US Equity Ireland Euro Fund de Optimal Multiadvisors Ireland Plc and Optimal Strategic US Equity Ireland Dollar Fund de Optimal Multiadvisors Ireland Plc funds once again offered a similar corporate operation to that performed in April 2011.

In the second half of 2012 the Group made additional sales of its interest in the SPV and, accordingly, at December 31, 2012, it held an interest of approximately 5.54% in the SPV through the Optimal Strategic US Equity Series fund.

As of the date of this report, certain claims had been filed in relation to this matter. The Group is currently assessing the appropriate legal action to be taken. As indicated above, the Group considers that it has at all times exercised due diligence and that these products have always been sold in a transparent way pursuant to applicable legislation and established procedures. Therefore, except for the two specific cases in which the decisions handed down partially upheld the claim based on the particular circumstances of these cases (which have been appealed against by the Bank), the risk of loss is considered to be remote.

•

On December 17, 2010, the Bank of New York Mellon Trust Company, National Association (“the Trustee”) filed a claim against Santander Holdings USA, Inc. (formerly Sovereign Bancorp, Inc.) (“Sovereign”) at the US District Court for the Southern District of New York (the “Court”) as the trustee of the Trust PIERS (Preferred Income Equity Redeemable Securities) under an indenture dated September 1, 1999 (the version in force at that date).

The claim alleged that the acquisition of Sovereign by Banco Santander on January 31, 2009 constituted a “change of control” of the Trust PIERS.

If the acquisition constituted a “change of control” in accordance with the definitions applicable to the Trust PIERS, Sovereign would be obliged to pay a considerably higher interest rate on the Sovereign subordinated debentures deposited in trust on behalf of the Trust PIERS holders, and the principal amount of the debentures would increase to US$ 50 per debenture at the date on which the “change of control” took place.

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

Under the claim, the Court was asked to declare that the acquisition of Sovereign constituted a “change of control” under the indenture and to order payment of damages equal to the interest which, according to the claim, should have been paid by Sovereign to the Trust PIERS holders.

On December 13, 2011, the Court handed down a decision, granting the Trustee’s motion for summary judgment and denying the cross-motion filed by Sovereign. The Court ruled that the term “common stock” used in the “change of control” provision of the indenture did not include the ADSs and, accordingly, a “change of control” had occurred. The Court referred the matter of the payment of damages to a district court judge for investigation.

On September 12, 2012, the judge in charge of the investigation issued a report recommending that the interest rate of the Trust PIERS be set at 13.61% from January 31, 2009 and that the holders of Trust PIERS should be compensated with US$ 305,626,022 for unpaid interest, US$ 3,160,012.31 for lawyers’ fees and US$ 130,150.23 for the interest on such expenses.

On November 23, 2012, Sovereign signed a “ Settlement Agreement” with the Trustee resolving all the disputes between the Trustee and Sovereign with respect to the claim filed.

The Settlement Agreement (i) acknowledges that a “change of control” occurred in accordance with the Trust indenture as a result of the acquisition, (ii) provides that the annual interest rate on the distributions made to the Trust PIERS holders from November 15, 2012 shall be 12.835%, (iii) requires Sovereign to carry out a takeover bid for all the Trust PIERS at a purchase price of US$ 78.95 in cash per US$ 50.00 and (iv) establishes that Sovereign may redeem the issue in full at any time from January 30, 2014. The Settlement Agreement also requires Sovereign to make additional offers to purchase the Trust PIERS within ten business days following each quarterly distribution from the settlement date until no Trust PIERS remain outstanding, at the same purchase price mentioned above.

On November 26, 2012, Sovereign announced to the Trust PIERS holders an offer in accordance with the requirements of the Settlement Agreement indicated in point (iii) of the preceding paragraph, which was completed on December 26, 2012, and approximately 40.4% of the outstanding aggregate liquidation amount of the Trust PIERS was accepted for purchase. In addition, under the Settlement Agreement, on December 26, 2012, the parties applied to discontinue proceedings at the US District Court for the Southern District of New York and, accordingly, this litigation is therefore concluded.

At December 31, 2011, the Group had recognized the estimated amount of the contingency with third parties (US$ 139 million) due to this litigation, which includes the cumulative interest at 7.410% from January 31, 2009 to December 31, 2011 and the amount due to increasing the debentures to par (US$ 50). In 2012 the Group recognized US$ 163 million in the consolidated income statement in relation to the Settlement Agreement that resolved the contingency with non-Group third parties.

As of the date of this report certain other less significant non-tax-related proceedings were also in progress.

The Bank and the other Group companies are subject to claims and, therefore, are party to certain legal proceedings incidental to the normal course of their business (including those in connection with lending activities, relationships with employees and other commercial or tax matters).
In this context, it must be considered that the outcome of court proceedings is uncertain, particularly in the case of claims for large or indeterminate amounts, those based on legal issues for which there are no precedents, those that affect a large number of parties or those at a very preliminary stage.

With the information available to it, the Group considers that at December 31, 2012, 2011 and 2010, it had reliably estimated the obligations associated with each proceeding and had recognized, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal situations. It also believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position or results of operations.

The total amount of payments made by the Group arising from litigation in 2012, 2011 and 2010 is not material with respect to the consolidated financial statements for those years.

In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in early stages of discovery, the Group cannot state with confidence what the eventual outcome of any of these pending matters will be, what the timing of the ultimate resolution of such matters will be or what the eventual loss, fines or penalties related to each such pending matter may be. Consequently, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by the Group; and the outcome of a particular matter may be material to the Group’s operating results for a particular period, depending upon, among other factors, the size of the loss or liability imposed and the level of the Group’s income for that period.

Shareholders remuneration

We have normally paid an annual dividend in quarterly installments. The table below sets forth the historical per share and per ADS (each of which represents the right to receive one of our shares) amounts of interim and total dividends in respect of each fiscal year indicated.

	Euro per Share					Dollars per ADS
	First	Second	Third	Fourth	Total	First	Second	Third	Fourth	Total
2006	0.11	0.11	0.11	0.20	0.52	0.12	0.12	0.11	0.22	0.57
2007	0.12	0.12	0.12	0.28	0.65	0.14	0.15	0.15	0.36	0.79
2008	0.14	0.14	0.12	0.26	0.65	0.17	0.14	0.13	0.27	0.70
2009	0.14	0.12	0.12	0.22	0.60	0.16	0.14	0.14	0.24	0.67
2010	0.14	0.12	0.12	0.23	0.60	0.14	0.13	0.13	0.25	0.65
2011	0.14	0.13	0.12	0.22	0.60	0.15	0.14	0.12	0.23	0.64
2012(*)	0.15	0.15	0.15	0.15	0.60	0.14	0.19	0.21	n.a.	n.a.

(*)	As of the date of this annual report on Form 20-F, the fourth dividend has not yet been determined.

The shareholders at the annual shareholders’ meeting held on June 19, 2009 approved a dividend of €0.6508 per share to be paid out of our profits for 2008. In accordance with IAS 33, for comparative purposes, dividends per share paid, as disclosed in the table above, take into account the adjustment arising from the capital increase with pre-emptive subscription rights carried out in December 2008. As a result of this adjustment, the dividend per share for 2008 amounts to €0.6325. The shareholders also approved a new remuneration scheme (scrip dividend), whereby the Bank offered the shareholders the possibility to opt to receive an amount equivalent to the dividends in cash or new shares. The remuneration per share approved in subsequent annual shareholders’ meetings for 2009, 2010, 2011 and 2012 disclosed above, €0.60, is calculated assuming that the four payments for these years (either cash dividends or scrip dividends) were made in cash.

Banco Santander paid on account of 2012:

•	A scrip dividend of €0.15 per share equivalent to the first interim dividend (August 2012).

•	A scrip dividend of €0.15 per share equivalent to the second interim dividend (November 2012).

•	A scrip dividend of €0.15 per share equivalent to the third interim dividend (February 2013); and

•	A scrip dividend of €0.15 per share equivalent to the fourth dividend approved at the annual general shareholders’ meeting held on March 22, 2013 (to be paid in May 2013).

Following the increase of capital of the third interim dividend, the Bank’s share capital at the date of this annual report on Form 20-F was €5,269,341,572.50 represented by 10,538,683,145 shares, par value €0.50 each.

Banco Santander assigned €6,086 million to shareholder remuneration in 2012, 15.7% more than in 2011.

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

Year Ended December 31,
IFRS-IASB
2008	2009	2010	2011	2012
(in millions of euros)

4,826	4,151	3,332	2,151	1,355

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

B. Significant Changes

No significant change has occurred since the date of the Consolidated Financial Statements other than those mentioned in our Consolidated Financial Statements.

Item  9. The Offer and Listing

A. Offer and listing details

Market Price and Volume Information

Santander’s Shares

In 2012, Santander was the most actively traded stock on the Spanish stock exchange. As at December 31, 2012, the stock had a 18.64% weighting in the IBEX 35 Index and was ranked first among all Spanish issuers represented in this index. Santander’s stock weighting in the Euro Stoxx 50 was, at year end, 4.00%, placing it in fifth position. Our market capitalization of €62,959 million at 2012 year-end was the second largest of any Spanish company.

At December 31, 2012, we had 3,296,270 registered holders of our shares and, as of such date, a total of 1,182,915,220 shares, or 11.46% of our share capital, were held by 1,203 registered holders with registered addresses in the United States and Puerto Rico, including JP Morgan Chase, as depositary of our American Depositary Share Program.

Our shares are traded on Spain’s automated “continuous market”, the national, centralized market which integrates by computer quotations originating in the four Spanish stock exchanges (Madrid, Barcelona, Valencia and Bilbao) (the “Automated Quotation Systems”). Our shares are also listed on the New York (in the form of American Depositary Shares), London, Milan, Lisbon, Buenos Aires and Mexico Stock Exchanges. At December 31, 2012, 54.95% of our shares were held of record by non-residents of Spain.

The table below sets forth the high, low and last daily sales prices in euros for our shares on the Spanish continuous market for the periods indicated.

	Euros per Share
	High	Low	Last

2008 Annual	14.59	5.11	6.75
2009 Annual	11.96	4.00	11.55
2010 Annual	11.98	7.30	7.93

2011 Annual	9.32	5.13	5.87
First Quarter	9.32	7.40	8.19
Second Quarter	8.66	7.51	7.96
Third Quarter	8.17	5.26	6.22
Fourth Quarter	6.44	5.13	5.87

2012 Annual	6.68	4.17	6.10
First Quarter	6.59	5.45	5.77
Second Quarter	5.78	4.25	5.22
Third Quarter	6.29	4.04	5.80
Fourth Quarter	6.13	5.43	5.88

2013 First Quarter	6.62	5.23	5.24

Last six months
2012
October	6.13	5.64	5.79
November	5.91	5.43	5.91
December	6.11	5.75	6.10
2013
January	6.62	6.10	6.18
February	6.03	5.62	5.81
March	5.99	5.23	5.24
April (through April 16, 2013)	5.54	5.18	5.24

On April 16, 2013, the reported last sale price of our shares on the continuous Spanish market was €5.24.

American Depositary Shares

Our ADSs have been listed and traded on the New York Stock Exchange since July 30, 1987. Each ADS represents one of our shares and is evidenced by an American Depositary Receipt or “ADR.” The deposit agreement, pursuant to which ADRs have been issued, is among us, JP Morgan Chase, as depositary, and the holders from time to time of ADRs. At December 31, 2012, a total of 276,642,085 of our ADSs were held by 19,893 registered holders. Since certain of such of our shares and our ADSs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

The table below sets forth the reported high, low and last sale prices for our ADSs on the New York Stock Exchange for the periods indicated.

	Dollars Per ADS
	High	Low	Last

2008 Annual	22.24	6.06	9.49
2009 Annual	17.83	4.90	16.44
2010 Annual	17.50	8.77	10.65

2011
Annual	12.69	6.80	7.52
First Quarter	12.69	9.74	11.71
Second Quarter	12.48	10.66	11.51
Third Quarter	11.87	7.38	8.04
Fourth Quarter	9.20	6.80	7.52

2012
Annual	8.76	4.89	8.17
First Quarter	8.76	6.91	7.67
Second Quarter	7.74	5.25	6.56
Third Quarter	8.29	4.89	7.04
Fourth Quarter	8.17	6.92	8.17

2013 First Quarter	8.81	6.77	6.81

Last six months
2012
October	7.97	7.24	7.46
November	7.66	6.92	7.66
December	8.17	7.44	8.17
2013
January	8.81	8.18	8.18
February	8.27	7.32	7.58
March	7.78	6.77	6.81
April (through April 16, 2013)	7.08	6.77	6.94

On April 16, 2013, the reported last sale price of our ADSs on the New York Stock Exchange was $6.94.

B. Plan of distribution

Not Applicable

C. Markets

General

Spanish Securities Market

The Spanish securities market for equity securities (the “Spanish Stock Exchanges”) consists of four stock exchanges located in Madrid, Barcelona, Bilbao and Valencia (the “local exchanges”). The majority of the transactions conducted on them are done through the Automated Quotation System (Sistema Interbancario Bursátil Español or “S.I.B.E.”). During the year ended December 31, 2012, the Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish Stock Exchanges.

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

Clearance and Settlement System

Until April 1, 2003, transactions carried out on the regional Spanish stock exchanges and the continuous market were cleared and settled through the Servicio de Compensación y Liquidación de Valores, S.A. (the “SCL”). Since April 1, 2003, the settlement and clearance of all trades on the Spanish stock exchanges, the Public Debt Market (Mercado de Deuda Pública), the AIAF Fixed Income Market (Mercado AIAF de Renta Fija) and Latibex—the Latin American stock exchange—denominated in euros, are made through the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (“Iberclear”), which was formed as a result of a merger between SCL and Central de Anotaciones del Mercado de Deuda Pública (the latter of which was managed by the Bank of Spain).

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

Royal Decree-Law 20/2012 of July 13, 2012 on measures to ensure budgetary stability and the promotion of competitiveness which, among other reforms, amended Law 24/1988 of July 28, 1988 on the Securities Market (and Law 44/2002 of November 22, 2002 on financial system reform measures) to include a new financial instrument in the Spanish legal system, the so-called “internationalization covered bonds” (“cédulas de internacionalización”). These bonds are similar to “territorial covered bonds” (“cédulas territoriales”), introduced by Law 44/2002 and are fixed-income securities that may be issued by credit institutions, whose capital and interest are especially secured by loans and credits granted for the internationalization of companies. The total amount of internationalization covered bonds issued by a credit institution may not exceed 70% of the amount of the unrepaid “eligible” loans and credits.

The Royal Decree-Law 20/2012 also introduces new tax measures on a range of taxes which, in some cases, amends or expands the reforms previously introduced by the Royal Decree-Law 9/2011, 20/2011 and 12/2012. The following are the most important tax measures in the Corporate Income Tax: (i) In 2012 and 2013 the offsetting of negative tax bases generated in previous years will be restricted to 50% for those entities whose turnover during the previous year was between €20 million and €60 million (the figure was previously 75%) and to 25% if the turnover exceeds €60 million (previously 50%). Over this same period, the deduction for goodwill arising from acquisitions of businesses will be subject to the maximum annual limit of 1% of the related amount (5% previously) (ii) Likewise, for fiscal years 2012 and 2013, the ceiling on the tax deduction for intangible fixed assets with an indefinite useful life is reduced from 10% to 2%. Regarding indirect taxation, as from September 1, 2012, the Royal Decree-Law also sets up that the standard rate of VAT increases from 18% to 21%, the reduced rate from 8% to 10%, and the super-reduced rate is held at 4%, which is applicable to staple goods and services. Certain goods and services hitherto taxed at the reduced rate (8%) will now be taxed at the standard rate (21%). Finally, the tax rate applicable to the delivery of housing units is maintained at 4% until December 31, 2012.

The Law 11/2012 of December 19, 2012 on urgent measures relating to the environment, which included transposition into Spanish legislation of the provisions of the Commission Regulation 1031/2010 of November 12, 2010 on the timing, administration and other aspects of auctioning of greenhouse gas emission allowances, amended by the Commission Regulation 1210/2011 of November 23, 2011, also amended Law 24/1988 of July 28, 1988 on the Securities Market to define the financial institutions that can participate in these auctions and grant the CNMV supervisory, inspection and sanctioning powers in relation to the aforementioned misconduct. It established that investment firms and credit institutions authorized to provide investment services may submit bids to greenhouse gas emission allowance auctions on their customers’ behalf, as well as conduct the activities envisaged in Law 24/1988.

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

The portion of overall trading volume in Santander ordinary shares transacted by Group subsidiaries continues to vary from day to day and from month to month, and is expected to continue to do so in the future. In 2012, 7.39% of the total volume traded in Santander ordinary shares executed on the Primary Spanish Stock Exchange (Bolsas y Mercados Españoles) was transacted by Santander Investment Bolsa S.V.,S.A. and 1.54% by Banesto Bolsa S.A., S.V.B. The portion of trading volume in shares allocable to purchases and sales as principal by our companies (treasury shares) was approximately 4.9% in the same period. The monthly average percentage of outstanding shares held by our subsidiaries ranged from 0.184% to 1.999% in 2012. At December 31, 2012, the Parent bank and our subsidiaries held 48,893,603 of our shares (0.474% of our total capital stock as of that date).

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

Subsequently, sub-subsections 1 and 2 of Article 5 of the Bank’s Bylaws have been updated several times to show the current share capital and the number of shares outstanding. The most recent of such amendments corresponds to the one required by the share capital increase carried out on January 30, 2013 and filed with the office of the Mercantile Registry on the following day.

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

At the 2012 annual general meeting, held on March 30, 2012, our shareholders resolved to amend our Bylaws primarily to bring them into line with recent statutory amendments affecting Spanish Corporate Enterprises Act, including, specifically, those arising from Act 25/2011, of August 1, partially amending the Spanish Corporate Enterprises Act, and from the adoption of Directive 2007/36/EC, of the European Parliament and of the Council, of July 11 2007, on the exercise of certain rights of shareholders in listed companies.

At the 2013 annual general meeting, held on March 22, 2013, our shareholders resolved to amend our Bylaws to achieve two separate goals: (i) on the one hand, modify the rules on directors’ remuneration to conform them to the Bank’s practices; and (ii) on the other, adjust the Bylaws to recent statutory amendments regarding capital companies (Ley de sociedades de capital) by Law 1/2012, of 22 June, on the simplification of the obligations to provide information and documentation regarding mergers and split-offs of capital companies (“Law 1/2012”).

The first goal was achieved by amending section 2 of article 58 of our Bylaws regarding the rules for the remuneration of directors for their duties of supervision and collective decision-making, which has changed from a system of profits participation to one of fixed amount remuneration. For more information on the amendment of section 2 of article 58 of our Bylaws, see below, “Certain Powers of the Board of Directors”.

The second goal was achieved by amending the title and sections 1 and 2 in article 61 of our Bylaws to conform the provision to the latest amendment of article 11 bis of the Spanish Corporate Enterprises Act pursuant to Law 1/2012. First, the amendment of the title of the article was intended to specify the corporate nature of the website, in line with the nomenclature used by the law. Second, section 1 includes now a new rule that gives the shareholders at the General Shareholders’ Meeting the power to create the corporate website, for which purpose the corresponding item should expressly appear in the agenda of the meeting. Legal provisions have also been included regarding the manner in which such resolution will be announced. The power to amend, relocate or remove the website still belongs to the board of directors, in line with the legal rule applicable by default. Third, in section 2, apart from including certain improvements to the text, the reference to “registration with the Commercial Registry” of the approval of the amendment, removal or relocation of the website is replaced with a reference to its “record on the Bank’s page maintained with the Commercial Registry”, thus conforming the text of the Bylaws to the tenor of the new text of article 11 bis of the Spanish Corporate Enterprises Act.

Our amended Bylaws have not yet been filed with the Mercantile Register, which is required prior to their effectiveness. We expect that the amendments will become effective within the first semester of 2013.

Our current Bylaws are included as Exhibit 1.1. The Bylaws are also available on the Group’s website, which does not form part of this annual report on Form 20-F, at www.santander.com, under the heading “Information for shareholders and investors— General information— Bylaws”.

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

General

As of December 31, 2012, the Bank’s share capital was €5,160,589,875, represented by a single class of 10,321,179,750 book-entry Santander shares with a nominal value of €0.50 each.

All of our shares are fully paid and non-assessable. Spanish law requires that bank-listed equity securities be issued in book-entry form only.

Register

Santander is registered with the Commercial Registry of Santander (Finance Section). The Bank is also recorded in the Special Registry of Banks and Bankers with registration number 0049, and its fiscal identification number is A - 39000013.

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

Meetings and Voting Rights

We hold our annual general shareholders’ meeting during the first six months of each fiscal year on a date fixed by the board of directors. Extraordinary meetings may be called from time to time by the board of directors whenever the board considers it advisable for corporate interests, and whenever so requested by shareholders representing at least 5% of the outstanding share capital of Santander. At our annual general shareholders’ meeting held on March 30, 2012, our shareholders approved an amendment to our Bylaws to require that notices of all meetings be published at least one month prior to the date set for the meeting, except in those instances in which a different period is established by law, in the Official Gazette of the Mercantile Register or in one of the local newspapers having the largest circulation in the province where the registered office of Santander is located, on the website of the National Securities Market Commission (CNMV) and on the Company’s website (www.santander.com). In addition, under Spanish law, the agenda of the meeting must be sent to the CNMV and the Spanish Stock Exchanges and published on the company’s website. Our last ordinary general meeting of shareholders was held on March 22, 2013 and our last extraordinary general meeting of shareholders was held on January 26, 2009.

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

At both general shareholders’ meetings held in 2004 (the annual shareholders’ meeting of June 19, 2004 and the extraordinary general meeting of October 21, 2004) our shareholders could exercise their voting and representation rights prior to the meetings by electronic means (via the Internet). In addition, at the extraordinary general shareholders’ meeting of October 21, 2004, our shareholders could vote by mail and in the annual general shareholders’ meetings held on June 18, 2005, June 17, 2006, June 23, 2007, June 21, 2008, June 19, 2009, June 11, 2010, June 17, 2011, March 30, 2012 and March 22, 2013, and in the extraordinary general shareholders’ meeting of October 23, 2006, July 27, 2007 and January 26, 2009 our shareholders, besides exercising their voting and representation rights prior to the meeting by mail or via the Internet, were able to attend (besides attending and voting in person) via the Internet and were also able to vote in real time on the Internet on the resolutions considered at the meeting.

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

At the Bank’s annual general shareholders’ meeting held on March 22, 2013, the shareholders passed resolutions which, among other things, withdrew, to the extent of the unused amount, the authorization granted by the shareholders at the annual meeting held on March 30, 2012, and gave the board the authority to increase, within a period of three years from the date of the meeting, the Bank’s capital by up to €2,634,670,786. Under these resolutions, the board is authorized to totally or partially exclude pre-emptive rights upon the terms of the Spanish law, provided, however, that this power is limited to capital increases carried out under this resolution up to the amount of €1,053,868,314.50.

At the Bank’s annual general shareholders’ meeting held on March 22, 2013, the shareholders passed resolutions which, among other things, withdrew, to the extent of the unused part, the authorization granted by the shareholders at the annual general shareholders meeting held on March 30, 2012, and permitted the Bank to issue, within five years from the date of the meeting, on one or more occasions, debentures, bonds, participating preference shares and other fixed-income securities or debt instruments of a similar nature (including warrants) that are convertible into and/or exchangeable for shares of the Bank in an amount up to €10 billion aggregate principal amount or the equivalent thereof in another currency.

At the Bank’s annual general shareholders’ meeting held on March 22, 2013, our shareholders also passed a resolution by which they authorized the board of directors to issue, on one or more occasions, up to €50 billion euros, or the equivalent thereof in another currency, in fixed-income securities in any of the forms admitted by Law, including bonds, certificates, promissory notes, debentures and preferred interests or debt instruments of a similar nature (including warrants payable by physical delivery or set-off). This power may be exercised by the board of directors within a maximum period of five years from the date of adoption of this resolution by the shareholders, at the end of which period it shall be cancelled to the extent of the unused amount.

Dividends

We normally pay dividends in quarterly installments in August and November of the relevant year and February and May of the following year. Such dividends may be either cash dividends or scrip dividends according to the Santander Dividendo Elección program, pursuant to which each shareholder receives a free allotment right for every Santander share held. These rights are listed on and may be traded on the Spanish Stock Exchanges during a 15 calendar day period. Following the end of this period, the rights will be automatically converted into new Santander shares. Each shareholder may opt for one of the following alternatives: (i) receive new Santander shares; (ii) receive a cash payment equivalent to the dividend. To this end, Banco Santander assumes an irrevocable undertaking to acquire the free allotment rights for a fixed price; or (iii) receive a cash payment through selling rights on market. We and our domestic banking subsidiaries are subject to certain restrictions on dividend payments, as prescribed by the Ministry of Economy and Competitiveness and the Bank of Spain. See “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Restrictions on Dividends” herein.

Once the annual accounts have been approved, the shareholders at the general shareholders’ meeting will resolve on the allocation of the results for the fiscal year. Dividends may only be distributed out of the earnings for the fiscal year or with a charge to unappropriated reserves, after the payments required by the law and the Bylaws have been made, provided that the stockholders’ equity disclosed in the accounts is not reduced to less than the share capital as a result of the distribution. If there are any losses from prior fiscal years that reduce the Bank’s stockholders’ equity below the amount of the share capital, the earnings must be used to offset such losses.

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

Preemptive Rights

In the event of a capital increase each shareholder has a preferential right by operation of law to subscribe for shares in proportion to its shareholding in each new issue of Santander shares. The same right is vested on shareholders upon the issuance of convertible debt. However, preemptive rights of shareholders may be excluded under certain circumstances by specific approval at the shareholders’ meeting (or upon its delegation by the board of directors) and preemptive rights are deemed excluded by operation of law in the relevant capital increase when the shareholders approve:

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

Transfers executed through stock exchange systems are implemented pursuant to the stock exchange clearing and settlement procedures of Iberclear. Transfers executed “over the counter” are implemented pursuant to the general legal regime for book-entry transfer, including registration by Iberclear.

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

Legal Restrictions on Acquisitions of Shares in Spanish Banks

Certain provisions of Spanish law require notice to the Bank of Spain prior to the acquisition by any individual or corporation of a substantial number of shares of a Spanish financial institution.

Any individual or corporation that wishes to acquire, directly or indirectly, a significant holding (participación significativa) in a Spanish financial institution must give advance notice to the Bank of Spain describing the size of such participation, its terms and conditions, and the anticipated closing date of the acquisition. “Significant holding” is defined as 10% of the outstanding share capital or voting rights of the bank or any lesser participation that gives the acquirer effective influence or control over the target bank.

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

Any individual or corporation which acquires, directly or indirectly, a participation in a Spanish financial institution and as a consequence the percentage of its share capital or voting rights reaches or exceeds 5%, must notify the Bank of Spain and the relevant financial institution, indicating the amount of the participation reached.

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

A director’s power to vote on a proposal, arrangement or contract in which such director is materially interested is not regulated by our Bylaws. Conflicts of interest are regulated by Article 30 of the Rules and Regulations of the Board. Under Article 30, a director is obliged to inform the board of any direct or indirect conflict of interest which may exist with the Bank. If such a conflict relates to a particular transaction with the Bank, then the director (i) may not undertake the transaction without the board’s authorization (such authorization can only be granted following a report of the appointments and remuneration committee); and (ii) the director may not take part in the discussion or voting regarding the transaction to which the conflict relates.

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

Our current Bylaws provide that the members of the board of directors are entitled to receive compensation for performing the duties entrusted to them by reason of their appointment. The compensation has two components: an annual retainer and attendance fees.

At the Bank’s annual general shareholders’ meeting held on March 22, 2013, our shareholders passed a resolution to amend section 2 of article 58 of our Bylaws regarding the rules for the remuneration of directors for their duties of supervision and collective-decision making, which changed from the system of profits participation to one of fixed annual remuneration determined by the shareholders at the general shareholders’ meeting. Such amount shall remain in effect to the extent that the shareholders at the general shareholders’ meeting do not resolve to change it, although the board may reduce the amount thereof in those years in which it so believes justified. Such compensation shall have two components: (i) an annual amount, and (ii) attendance fees.

The specific amount payable for the above-mentioned items to each of the directors and the form of payment shall be determined by the board of directors. For such purpose, it shall take into consideration the positions held by each director on the board and their membership in and attendance at the meetings of the various committees.

Our amended Bylaws have not yet been filed with the Mercantile Register, which is required prior to their effectiveness. We expect that the amendments will become effective within the first semester of 2013.

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

In addition, there are no share ownership requirements in our Bylaws or in the Rules and Regulations of the Board of Directors.

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

D. Exchange controls

Restrictions on Foreign Investments

Under present regulations, foreign investors may transfer invested capital, capital gains and dividends out of Spain without limitation on the amount other than applicable taxes. See “—Taxation”. On July 4, 2003, Law 19/2003 was approved which updates Spanish exchange control and money—laundering prevention provisions, by recognizing the principle of freedom of the movement of capital between Spanish residents and non-residents. The law establishes procedures for the declaration of capital movements for purposes of administrative or statistical information and authorizes the Spanish Government to take measures which are justified on grounds of public policy or public security. It also provides the mechanism to take exceptional measures with regard to third countries if such measures have been approved by the European Union or by an international organization to which Spain is a party. The Spanish stock exchanges and securities markets are open to foreign investors. Royal Decree 664/1999, on Foreign Investments (April 23, 1999), established a new framework for the regulation of foreign investments in Spain which, on a general basis, will no longer require any prior consents or authorizations from authorities in Spain (without prejudice to specific regulations for several specific sectors, such as television, radio, mining, telecommunications, etc.). Royal Decree 664/1999 requires notification of all foreign investments in Spain and liquidations of such investments upon completion of such investments to the Investments Registry of the Ministry of Economy and Finance, strictly for administrative statistical and economical purposes. Only investments from “tax haven” countries (as they are defined in Royal Decree 1080/1991), shall require notice before and after performance of the investment, except that no prior notice shall be required for: (1) investments in securities or participations in collective investment schemes that are registered with the CNMV, and (2) investments that do not increase the foreign ownership of the capital stock of a Spanish company to over 50%. In specific instances, the Council of Ministers may agree to suspend, all or part of, Royal Decree 664/1999 following a proposal of the Minister of Economy and Competitiveness, or, in some cases, a proposal by the head of the government department with authority for such matters and a report of the Foreign Investment Body. These specific instances include a determination that the investments, due to their nature, form or condition, affect activities, or may potentially affect activities relating to the exercise of public powers, national security or public health. Royal Decree 664/1999 is currently suspended for investments relating to national defense. Whenever Royal Decree 664/1999 is suspended, the affected investor must obtain prior administrative authorization in order to carry out the investment.

E. Taxation

The following is a discussion of the material Spanish and U.S. federal income tax consequences to you of the ownership and disposition of ADSs or shares.

The discussion of Spanish tax consequences below applies to you only if you are a non-resident of Spain and your ownership of ADSs or shares is not effectively connected with a permanent establishment or fiscal base in Spain and you are a U.S. resident entitled to the benefits of the Convention Between the United States of America and the Kingdom of Spain for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”).

On January 14, 2013, the United States of America and the Kingdom of Spain signed a protocol amending the Treaty, which needs to be ratified by both countries, and will become effective three months following the date on which notice is provided by the later of the countries to provide notice that its internal procedures for effectiveness have been fulfilled. When this protocol becomes effective, taxation described under the Treaty in this section may be altered.

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

Taxation of dividends

Under Spanish law, dividends paid by a Spanish resident company to a holder of ordinary shares or ADSs not residing in Spain for tax purposes and not operating through a permanent establishment in Spain are subject to Spanish Non-Resident Income Tax at a 21% rate. Royal Decree-Law 20/2011 has temporarily increased from 19% to 21% the rate applicable until December 31, 2013.

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

We will withhold tax on the gross amount of dividends at a 21% tax rate, following the procedures set forth by the Order of April 13, 2000. However, under the Treaty and subject to the fulfillment of certain requirements, you may be entitled to a reduced rate of 15%.

To benefit from the Treaty’s reduced rate of 15%, you must provide our depositary, JPMorgan Chase Bank, N.A., with a certificate from the U.S. Internal Revenue Service (the “IRS”) stating that to the knowledge of the IRS, you are a resident of the United States within the meaning of the Treaty. The IRS certificate is valid for a period of one year.

According to the Order of April 13, 2000, to get a direct application of the Treaty-reduced rate of 15%, the certificate referred to above must be provided to our depositary before the tenth day following the end of the month in which the dividends were distributable by us. If you fail timely to provide our depositary with the required documentation, you may obtain a refund of the 6% in excess withholding that would result from the Spanish tax authorities in accordance with the procedures below.

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

•

If the holder of ordinary shares or ADSs elects to sell the rights on the market, the amount obtained from the sale of rights will be deducted from the acquisition value of the shares from which the rights arose. If the amount obtained from such sale is higher than the acquisition value of the shares from which the rights arose, the excess amount will be treated as a capital gain for the holder in the fiscal year in which the transfer takes place (please refer to “—Taxation of capital gains” below).

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

The refund claim must be filed within four years of the date on which the withheld tax was collected by the Spanish tax authorities. According to Order EHA/3316 of December 17, 2010, the 210 Form may be filed on or after February 1st of the calendar year following the year in which the dividend was paid.

You are urged to consult your own tax adviser regarding refund procedures and any U.S. tax implications of receipt of a refund.

Taxation of capital gains

Under Spanish law, any capital gains derived from securities issued by persons residing in Spain for tax purposes are considered to be Spanish-source income and, therefore, are taxable in Spain. If you are a U.S. resident, income from the sale of ADSs or shares will be treated as capital gains for Spanish tax purposes. Since January 1, 2012, Spanish Non-Resident Income Tax is levied at a 21% rate on capital gains realized by persons not residing in Spain for tax purposes who are not entitled to the benefit of any applicable treaty for the avoidance of double taxation. Royal Decree-Law 20/2011 has temporarily increased the applicable rate from 19% to 21% until December 31, 2013.

Notwithstanding the above, capital gains derived from the transfer of shares on an official Spanish secondary stock market by any holder who is a resident of a country that has entered into a treaty for the avoidance of double taxation with Spain containing an “exchange of information” clause will be exempt from taxation in Spain. In addition, under the Treaty, if you are a U.S. resident, capital gains realized by you upon the disposition of ADSs or shares will not be taxed in Spain provided you have not held, directly or indirectly, 25% or more of our stock during the twelve months preceding the disposition of the stock. You are required to establish that you are entitled to this exemption by providing to the relevant Spanish tax authorities an IRS certificate of residence in the United States, together with the appropriate Spanish 210 Form, between January 1st and January 20th of the calendar year following the year in which the transfer of shares took place.

Spanish wealth tax

Individuals not residing in Spain who hold shares or ADSs located in Spain are subject to the Spanish wealth tax (Spanish Law 19/1991), which imposes a tax on property located in Spain on the last day of any year. The Spanish tax authorities might take the view that all shares of Spanish corporations and all ADSs representing such shares are located in Spain for Spanish tax purposes. If such a view were to prevail, non-residents of Spain who held shares or ADSs on the last day of any year would be subject to the Spanish wealth tax for such year on the average market value of such shares or ADSs during the last quarter of such year.

Law 4/2008 amended the Spanish wealth tax law, introducing a 100% tax rebate and eliminating the obligation to file any form for tax periods starting as of January 1, 2008. However, Royal Decree-Law 13/2011 of September 16, extended by Law 16/2012, has temporarily restored the wealth tax abolishing the 100% tax rebate until January 1, 2014 and introduced a €700,000 tax free amount.

As a result of Royal Decree-Law 13/2011 and Law 16/2012, non-residents of Spain who held shares, ADSs, or other assets or rights located in Spain according to Spanish wealth tax law, on the last day of 2012 and 2013 whose combined value exceeds €700,000 might be subject to the Spanish wealth tax on that excess amount at marginal rates varying between 0.2% and 2.5%, and would be obliged to file the corresponding wealth tax return.

Spanish inheritance and gift taxes

Transfers of shares or ADSs upon death or by gift are subject to Spanish inheritance and gift taxes (Spanish Law 29/1987) if the transferee is a resident of Spain for tax purposes, or if the shares or ADSs are located in Spain at the time of gift or death, or the rights attached thereto could be exercised or have to be fulfilled in the Spanish territory, regardless of the residence of the beneficiary. In this regard, the Spanish tax authorities might determine that all shares of Spanish corporations and all ADSs representing such shares are located in Spain for Spanish tax purposes. The applicable tax rate, after applying all relevant factors, ranges between 0% and 81.6% for individuals.

Gifts granted to corporations non-resident in Spain are subject to Spanish Non-Resident Income Tax at a 21% tax rate on the fair market value of the shares as a capital gain. Royal Decree-Law 20/2011 has temporarily increased from 19% to 21% the rate applicable until December 31, 2013. If the donee is a United States corporation, the exclusions available under the Treaty described in the section “—Taxation of capital gains” above will be applicable.

Expenses of transfer

Transfers of ADSs or shares will be exempt from any Spanish transfer tax or value-added tax. Additionally, no Spanish stamp tax will be levied on such transfers.

U.S. Federal Income Tax Considerations

The following summary describes the material U.S. federal income tax consequences of the ownership and disposition of ADSs or shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities. The summary applies only to U.S. Holders (as defined below) that hold ADSs or shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including the potential application of the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) known as the Medicare contribution tax, state, local or non-United States tax laws, and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	financial institutions;

•	insurance companies;

•	dealers and traders in securities that use a mark-to-market method of tax accounting;

•	persons holding ADSs or shares as part of a “straddle”, conversion transaction or integrated transaction;

•	persons whose “functional currency” is not the U.S. dollar;

•	persons liable for the alternative minimum tax;

•	tax exempt entities, including “individual retirement accounts” and “Roth IRAs”;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons that own or are deemed to own 10% or more of our voting shares;

•	persons that acquired our ADSs or shares pursuant to the exercise of an employee stock option or otherwise as compensation; or

•	persons holding ADSs or shares in connection with a trade or business outside the United States.

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

This summary is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury Regulations, and the Treaty, all as of the date hereof, changes to any of which may affect the tax consequences described herein, possibly with retroactive effect. In addition, this summary assumes that each obligation provided for in or otherwise contemplated by the deposit agreement or any other related document will be performed in accordance with its terms. U.S. Holders are urged to consult their own tax advisers as to the U.S., Spanish and other tax consequences of the ownership and disposition of ADSs or shares in their particular circumstances.

As used herein, a “U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of ADSs or shares who is eligible for the benefits of the Treaty and is:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, for U.S. federal income tax purposes, U.S. Holders of ADSs will be treated as the owners of the underlying shares represented by those ADSs. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before delivery of shares to the depositary (“pre-release”), or intermediaries in the chain of ownership between U.S. holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of American depositary shares. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of Spanish taxes and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by these parties or intermediaries.

Taxation of Distributions

Subject to the discussion of the passive foreign investment company rules below, to the extent paid out of our current or accumulated earnings and profits (as determined in accordance with U.S. federal income tax principles), distributions, including the amount of any Spanish withholding tax, made with respect to ADSs or shares (other than certain pro rata distributions of our capital stock or rights to subscribe for shares of our capital stock) will be includible in the income of a U.S. Holder as foreign-source ordinary dividend income. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. These dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s (or in the case of ADSs, the depositary’s) receipt of the dividends, and will not be eligible for the “dividends-received deduction” generally allowed to corporations receiving dividends from domestic corporations under the Code. The amount of the distribution will equal the U.S. dollar value of the euros received, calculated by reference to the exchange rate in effect on the date that distribution is received (which, for U.S. Holders of ADSs, will be the date that distribution is received by the depositary), whether or not the depositary or U.S. Holder in fact converts any euros received into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect thereof. A U.S. Holder may have foreign currency gain or loss if the euros are converted into U.S. dollars after the date of receipt. Any gain or loss resulting from the conversion of euros into U.S. dollars will be treated as ordinary income or loss, as the case may be, and will be U.S.-source.

A scrip dividend (such as a dividend described in Item 4 of Part I, “Information on the Company—A. History and development of the company—Principal Capital Expenditures and Divestitures—Recent events”) will be treated as a distribution of cash, even if a U.S. Holder elects to receive the equivalent amount in shares. In that event, the U.S. Holder will be treated as having received the U.S. dollar fair market value of the shares on the date of receipt, and that amount will be the U.S. Holder’s tax basis in those shares. The holding period for the shares will begin on the following day.

Subject to generally applicable limitations that may vary depending upon a U.S. Holder’s individual circumstances, the discussion above regarding concerns expressed by the U.S. Treasury, and the discussion of the passive foreign investment company rules below, under current law, dividends paid to certain non-corporate U.S. holders may be taxable at rates applicable to long-term capital gains. A U.S. Holder must satisfy minimum holding period requirements in order to be eligible to be taxed at these favorable rates. Non-corporate holders are urged to consult their own tax advisers regarding the availability of the reduced rate on dividends in their particular circumstances.

Subject to certain generally applicable limitations that may vary depending upon a U.S. Holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, a U.S. Holder will be entitled to a credit against its U.S. federal income tax liability for Spanish income taxes withheld at a rate not exceeding the rate provided by the Treaty. Spanish income taxes withheld in excess of the rate applicable under the Treaty will not be eligible for credit against a U.S Holder’s federal income tax liability. See “Spanish tax considerations – Spanish refund procedure” for a discussion of how to obtain amounts withheld in excess of the applicable Treaty rate. The limitation on foreign taxes eligible for credit is calculated separately with regard to specific classes of income. Instead of claiming a credit, a U.S. Holder may, at its election, deduct such otherwise creditable Spanish taxes in computing taxable income, subject to generally applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

A U.S. Holder must satisfy minimum holding period requirements in order to be eligible to claim a foreign tax credit for foreign taxes withheld on dividends. The rules governing foreign tax credits are complex, and U.S. Holders are urged to consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to make effective use of foreign tax credits.

Sale or Exchange of ADSs or Shares

A U.S. Holder will realize gain or loss on the sale or exchange of ADSs or shares in an amount equal to the difference between the U.S. Holder’s tax basis in the ADSs or shares and the amount realized on the sale or exchange, in each case as determined in U.S. dollars. Subject to the discussion of the passive foreign investment company rules below, the gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held the ADSs or shares for more than one year. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes.

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for the 2012 taxable year. However, because our PFIC status depends upon the composition of our income and assets and the fair market value of our assets (including, among others, less than 25% owned equity investments) from time to time, and upon certain proposed Treasury Regulations that are not yet in effect but are proposed to become effective for taxable years after December 31, 1994, there can be no assurance that we were not or will not be a PFIC for any taxable year.

If we were a PFIC for any taxable year, any gain recognized by a U.S. Holder on a sale or other disposition of ADSs or shares would be allocated ratably over the U.S. Holder’s holding period for the ADSs or shares. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amounts allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to each of those taxable years. Further, any distribution in respect of ADSs or shares in excess of 125% of the average of the annual distributions on ADSs or shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ADSs or shares.

In addition, if we were a PFIC in a taxable year in which we paid a dividend or the prior taxable year, the reduced rate on dividends discussed above with respect to non-corporate holders would not apply.

Information Reporting and Backup Withholding

Payment of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is an exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Certain U.S. Holders who are individuals may be required to report information relating to their ownership of an interest in certain foreign financial assets, including stock of a non-U.S. entity, subject to certain exceptions (including an exception for publicly traded stock and interests held in custodial accounts maintained by a U.S. financial institution). Certain U.S. Holders that are entities may be subject to similar rules in the future. U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of this requirement on the ownership and disposition of ADSs or shares.

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

I. Subsidiary information

Not Applicable.

Item 11. Quantitative and Qualitative Disclosures About Risk

Introduction

Our risk management activities involve the integrated qualification and quantification of the different types of risk (credit risk, operational risk, reputational risk and market risk) which are assumed by our business units in their activities.

We have divided this section into the following nine parts:

•	Corporate principles of risk management, control and risk appetite;

•	Corporate governance of the risk function;

•	Integrated risk control and internal risk validation;

•	Credit risk;

•	Liquidity risk and funding;

•	Operational risk;

•	Compliance and reputational risk;

•	Capital; and

•	Market risk.

Part 1. Corporate principles of risk management, control and risk appetite

Corporate principles

High quality management of risk is one of our hallmarks and thus a priority in our activity. Throughout its 150 years, the Bank has combined prudence in risk management with use of advanced risk management techniques, which have proven to be decisive in generating recurrent and balanced earnings and creating shareholder value.

Our risk policy focuses on maintaining a medium-low and predictable profile for all our risks. Our risk management model is a key factor for achieving our strategic objectives.

The economic downturn in 2012 severely affected some of the main markets in which we operate.

This situation particularly tested all our risk admission, monitoring and recovery models. In this context, management of different risks was positive when compared to the performance of the banking sector in these markets, which, combined with the high international diversification of the Group’s businesses, enabled it to produce globally satisfactory results.

Our banking business model from the risk standpoint

Our risk management and control systems are adapted to the risk appetite framework approved by the Bank’s top governance bodies and to its banking business model:

•

Santander focuses on retail banking, ensuring an internationally diversified presence characterized by high market shares (more than 10%) in the main markets where it operates. Wholesale banking is carried out particularly in core markets.

•

Santander operates through subsidiaries which are autonomous in terms of capital and liquidity, but are ultimately controlled by the Bank. The corporate structure is simple, minimizing the use of instrumental companies.

•	The business model enables a high degree of recurrence in results and its development is backed by a strong capital and liquidity base.

•	Santander develops its operational and technological integration model via corporate platforms and tools. This allows information to be steadily aggregated.

•	All our activity is conducted within its social and reputational commitment, in accordance with its strategic objectives.

The economic capital distribution among the Group’s businesses reflects the diversified nature of Santander’s activity. The risk of corporate activities mainly emanates from the capital assigned to goodwill and, to a lesser extent, market risk (structural exchange rate and non-trading portfolio of equities). The operating areas account for most of the credit risk, as befits the nature of the Group’s retail banking.

For further details of capital see Part 8 of this Item.

Our risk management model, underpinning the business model, is based on the following principles:

•

Independence of the risk function from the business areas. Our third vice-chairman and chairman of the board’s risk committee heads the risk division and reports directly to the executive committee and to the board. The establishment of separate functions between the business areas and the risk areas, responsible for admission, measurement, analysis, control and information, provides sufficient independence and autonomy to control risks appropriately.

•	Direct involvement of senior management in all decisions taken.

•

Committee decision-making, ensuring a variety of opinions without results becoming dependent on decisions solely taken by individuals, including at the branch level. Joint responsibility for decisions on credit operations between risk and business areas, with the former having the last word in the event of disagreement.

•

Delegated authorities. Each risk acceptance and management unit has clearly defined the types of activities, segments and risks it can face and decisions it might make in the sphere of risks, in accordance with delegated powers. Contracting and management procedures, and where operations are recorded, are also defined.

•	Centralized control. Risk control and management are conducted on an integrated basis through a corporate structure, with global scope responsibilities (all risk, all businesses, all countries).

Risk management and control is done the following way:

•	Set risk appetite. The purpose is to delimit, synthetically and explicitly, the levels and types of risk that the bank is ready to assume in the course of business.

•

Establish risk policies and procedures. They constitute the basic framework for regulating risk activities and processes. At the local level, the risk units, through “mirror” structures they have established, incorporate the corporate risk rules to their internal policies.

•

Building, independent validation and approval of the risk models developed in accordance with the corporate methodological guidelines. These models systemize the risk origination processes as well as their monitoring and recovery processes, calculate the expected loss, the capital needed and evaluate the products in the trading portfolio.

•

Execute a system to monitor and control risks, which verifies, on a daily basis and with the corresponding reports, the extent to which Santander’s risks profile is in line with the risk policies approved and the limits established.

Risk culture

The importance and attention attached by senior management to risk management is deeply rooted in Santander’s DNA. This risk culture is based on the principles of Santander’s risk management model and is transmitted to all business and management units and is supported, among other things, by the following drivers:

•	Our risk function is independent of the business units. This enables their criteria and opinions to be taken into account in the various instances where businesses are developed.

•

Our structure for delegating powers requires a large number of operations to be submitted to the risk committees of the bank’s central services, be it the global committee of the risk division, the board’s risk committee or the Group’s executive committee. The high frequency with which these approval and risk monitoring bodies meet (twice a week in the case of the board’s risk committee; once a week for the executive committee) guarantees great agility in resolving proposals while ensuring senior management’s intense participation in the daily management of risks.

•

Santander has detailed risk management manuals and policies. Risk and business teams hold regular meetings about the business, which produce actions in accordance with the Group’s risk culture. In addition, the risk and business executives participate in the different bodies for resolving operations of the Group’s central services, and this facilitates transmission of criteria and focuses that emanate from senior management, both to the teams of executives as well as the rest of the risk committees. The lack of powers in any one individual means that all the decisions are resolved by collegiate bodies. This confers greater rigor and transparency on decisions.

•

Risk limits plan. Santander has established a full system of risk limits which is updated at least annually and covers both credit risk as well as the different market risk exposures, including trading, liquidity and structural (for each business unit and risk factor). Credit risk management is supported by credit management programmes (individuals and small businesses), rating systems (exposures to medium and large companies) and pre-classification (large corporate clients and financial counterparties).

•

Santander’s information systems and aggregation of exposures’ systems enable daily monitoring of exposures, verifying systematic compliance with the limits approved, as well as adopting, where necessary, the pertinent corrective measures.

•

Main risks are not only analyzed at the time of their origination or when irregular situations arise in the process of ordinary recovery. They are overseen permanently for all clients. In addition, the Group’s main portfolios are monitored systematically during the month of August.

•

Other procedures supporting the dissemination of Santander’s risk culture are the training sessions carried out by the risks corporate school, the remuneration and incentives policy, which includes performance variables that take into account the quality of risk and the bank’s results over the long term, strict compliance by staff with the general codes of conduct and systematic and independent action by the internal auditing services.

Risk training activities

The aim of Santander’s corporate school of risk management is to help consolidate the risk management culture and ensure that all employees in the risks area are trained under the same criteria. The school, which gave a total of 29,960 hours of training to 4,078 employees in 100 activities in 2012, is considered a key element to enhance Santander’s leadership in this sphere and strengthen the skills of our staff.

Furthermore, the risks corporate school trains professionals from other business areas, particularly retail banking, to align the demanding risk management criteria to business goals.

Our risk appetite

Santander defines risk appetite as the amount and type of risks considered reasonable to assume for implementing its business strategy, so that the Group can maintain its ordinary activity in the event of unexpected circumstances that could have a negative impact on its levels of capital, profitability and/or share price.

The board is responsible for annually setting and updating the risk appetite, monitoring the Bank’s risk profile and ensuring the consistency between both of them. Risk appetite is set for the whole of the Group as well as for each of the main business units in accordance with a corporate methodology adapted to the circumstances of each unit/market. At the local level, the boards of the subsidiaries are responsible for approving the respective risk appetite proposals once they have been validated by the Group’s executive committee.

Senior management is responsible for achieving the desired risk profile—which is reflected in the annual budget and in the medium-term strategic plan—as well as for daily risk management, so that the usual limit structures set for each risk are adequately connected to the metrics established for the risk appetite.

These structures of limits for each risk are in addition to the risk appetite and are essential for articulating effective risk management in the daily course of business. In the event that risk appetite levels set are met and once the board is informed, the necessary management measures have to be adopted for effectively adjusting the risk profile.

The board’s risk committee and the Group’s executive committee verify compliance with the risk appetite at Group and business units on a quarterly basis.

Effective implementation of the risk appetite framework was deepened in 2012 through the corresponding quarterly reviews as well as their development in some of the Group’s main units.

Risk appetite framework

Santander’s risk appetite framework contains quantitative and qualitative elements integrated into series of primary and other metrics.

Quantitative elements of the risk appetite

The primary quantitative metrics of the risk appetite are as follows:

•	The maximum losses the Group is willing to assume,

•	The minimum capital position the Group wishes to maintain, and

•	The minimum liquidity position the Group wishes to have.

These metrics are calculated using severe stress scenarios, which are unlikely to occur, but possible.

In addition, the Group has a series of transversal metrics to limit the excessive concentration of the risk profile, both by risk factors as well as in terms of clients, businesses, countries and products.

Losses

One of the three primary metrics used to formulate Santander’s risk appetite is the maximum unexpected impact on results the institution is prepared to assume in unfavorable scenarios, with a low, but possible, probability of occurring.

These scenarios mainly affect both (i) losses resulting from the exposure to retail and wholesale credit risk (both the direct credit loss as well as the reduced revenue) and (ii) the potential unfavorable impact resulting from the exposure to market risk. After applying these credit and market impacts to budgeted results, in the context of monitoring risk appetite, senior management ensures that the resulting spread is sufficient to absorb the unexpected impacts from technological and operational risk, and from compliance and reputational risk.

The time frame in which the negative impacts for all risks considered materialize is normally 12 months, except in the case of credit risk where an additional impact analysis is conducted using a three-year time frame. An annual time frame to formulate risk appetite is used.

As regards the metric of losses, according to Santander’s risk appetite the combined impact in all risks resulting from these scenarios must be less than net operating income after ordinary provisions (i.e. ordinary profit before tax).

Capital position

Santander operates with a comfortable capital base which enables it not only to fulfill regulatory requirements but also have a reasonable surplus of capital. The bank has set a core capital ratio target of more than 9% (Basel II) and has also set minimum goals for the Group’s return on risk adjusted capital (RORAC).

In addition and in the face of the aforementioned unfavorable scenarios, Santander’s risk appetite establishes that its risk profile must be such that the unexpected impact of these scenarios does not involve a deterioration of more than 100 basis points in the core capital ratio.

This capital focus included in the risk appetite is consistent with the Group’s capital objective approved within the capital planning process (Pillar II) implemented in the Group and covering a three-year period.

Liquidity position

The Group’s liquidity management model is based on the following principles:

•	Decentralized liquidity model.

•	Needs derived from medium and long term activity must be funded by medium and long term instruments.

•	High contribution of customer deposits in an essentially retail banking balance sheet.

•	Diversification of wholesale funding sources by: instruments/investors; markets/currencies and maturities.

•	Limited recourse to short-term funding.

•	Availability of a sufficient liquidity reserve, including discounting capacity in central banks to be used in adverse situations.

Bearing in mind the Group’s decision to structure on the basis of autonomous subsidiaries, liquidity management is executed at the level of each subsidiary, while supervised by a corporate control. All the subsidiaries must be self-sufficient as regards availability of liquidity.

Santander’s risk appetite establishes, as regards the liquidity metric, a structural funding ratio of more than 100% (customer deposits, equity and medium and long term issues have to be higher than the structural funding needs defined as lending and stakes in Group companies), as well as demanding objectives of liquidity position and time frames in the face of short term, systemic and idiosyncratic stress scenarios.

Additional quantitative metrics of risk appetite concentration

Santander wants to maintain a widely diversified risk profile from the standpoint of its exposure to large risks, certain markets and specific products. In the first instance, this is achieved by virtue of Santander’s retail banking focus with a high degree of international diversification.

Concentration risk: this is measured by the following metrics upon which set risk appetite thresholds as a proportion of equity or of lending (in general terms):

•

Client (as a proportion of equity): (i) net individual maximum exposure to corporate clients (additionally, clients with internal ratings below investment grade and exceeding a certain exposure are also monitored); (ii) net maximum aggregate exposure to the Bank’s 20 largest corporate clients (Top 20); (iii) net maximum aggregate exposure of the exposures considered as large risks (corporate and financial clients); and (iv) maximum impact on profit before tax of a simultaneous failure of the five largest corporate exposures (jump to default Top 5).

•	Sector: maximum percentages of exposure of the portfolio of companies in an economic sector, in relation to lending (at both the total level as well as for the segment of companies).

•

Portfolios with high risk profile (defined as those retail portfolios with a percentage of risk premium that exceed an established threshold): maximum percentages of exposure to this type of portfolio in proportion to lending (at both the total and retail levels) and for different business units.

Qualitative elements of the risk appetite

The qualitative elements of the risk appetite framework define, in general and for the main risk factors, the positioning that Santander’s senior management wishes to adopt or maintain in the course of its business model. Generally speaking, the framework is based on maintaining the following qualitative objectives:

•

A medium-low and predictable risk profile based on a diversified business model, focused on retail banking and with an internationally diversified presence and significant market shares, and a wholesale banking model centered on relations with clients in the Group’s main markets.

•	A rating objective in the range of between AA- and A-, both at Group level and in local units (in local scale), on the basis of both the environment as well as the sovereign risk performance.

•	A stable and recurring policy to generate earnings and remunerate shareholders, on a strong capital and liquidity base and a strategy of diversification by funding sources and maturities.

•

An organizational structure based on subsidiaries which are autonomous and self-sufficient in capital and liquidity, minimizing the use of instrumental companies, and ensuring that no subsidiary has a risk profile that jeopardizes the Group’s solvency.

•	An independent risk function with very active involvement of senior management which guarantees a strong risk culture focused on protecting and ensuring an adequate return on capital.

•

A management model that ensures a global and interrelated view of all risks, through an environment of control and robust monitoring of risks, with global responsibilities: all risk, all businesses, all countries.

•	Focus in the business model on those products that the Group knows sufficiently well and has the management capacity in (systems, processes and equity).

•

The confidence of clients, shareholders, employees and professional counterparties, ensuring that activity is carried out in line with Santander’s social and reputational commitment, in accordance with the Group’s strategic objectives.

•	Adequate and sufficient availability of staff, systems and tools that guarantee maintaining a risk profile compatible with the established risk appetite, both at the global and local levels.

•

A remuneration policy that has the necessary incentives to ensure that the individual interests of employees and executives are aligned with the corporate framework of risk appetite and that these are consistent with the Bank’s long-term results.

The Group’s risk appetite framework also covers other specific qualitative objectives for the various types of risk.

Risk appetite and living wills

The Group has an organizational structure based on subsidiaries which are autonomous and self-sufficient in terms of capital and liquidity, ensuring that no subsidiary reaches a risk profile that could jeopardize the Group’s solvency.

Grupo Santander was the first of the international financial institutions considered globally systemic by the Financial Stability Board to present (in 2010) to its consolidated supervisor (the Bank of Spain) its corporate living wills including, as required, a viability plan and all the information needed to plan a possible liquidation (resolution plan). Furthermore, and even though not required, more summarized individual plans were drawn up for the main geographic units, including Brazil, Mexico, Chile, Portugal and the U.K..

A third version of the corporate plan in this respect was drawn up in 2012. As with the first two versions in 2010 and 2011, the Group presented the third version of its recovery plan to its crisis management group (CMG) in July 2012. This plan consists of the corporate plan (for Banco Santander) and individual plans for many of its most important local units (U.K., Brazil, Mexico and Sovereign). It is important to point out, in the U.K. case, that the plan was also prepared, in parallel to its in-house development, with respect to local regulatory initiatives.

The significant contribution of the living wills exercise to the conceptual delimitation of the risk appetite, and the Group’s risk profile, should also be noted.

Part 2. Corporate governance of the risks function

The board’s risk committee is responsible for proposing to the board the Group’s risk policy. Its approval corresponds to the board under its powers of administration and supervision. The committee also ensures that the Group’s activities are consistent with its risk tolerance level and establishes the global limits for the main risk exposures, reviewing them systematically and resolving those operations that exceed the powers delegated in bodies lower down the hierarchy.

The committee is of an executive nature and takes decisions in the sphere of the powers delegated in it by the board. It is chaired by the third vice-chairman of Grupo Santander and four other board members are also members of the committee.

The committee met 98 times during 2012, underscoring the importance that Grupo Santander attaches to appropriate management of its risks.

The main responsibilities of the board’s risk committee are to:

•	Propose to the board the Group’s risk policy, which must specifically identify:

•	The different types of risk (operational, technological, financial, legal and reputational, among others) facing the Group.

•	The information and internal control systems used to control and manage these risks.

•	Set the level of risk considered acceptable.

•	Identify the measures envisaged to mitigate the impact of identified risks, in the event that they materialize.

•	Systematically review exposures to the main customers, economic sectors, geographic areas and types of risk.

•	Authorize management tools and risk models and be familiar with the results of the internal validation.

•	Ensure that the Group’s actions are consistent with the previously decided risk appetite level.

•	Know, assess and monitor the observations and recommendations periodically formulated by the supervisory authorities in the exercise of their function.

•	Resolve operations beyond the powers delegated to bodies lower down the hierarchy, as well as the global limits of pre-classification of economic groups or in relation to exposures by classes of risk.

The board’s risk committee delegates some of its powers in risk committees which are structured by geographic area, business and types of risk, all of them defined in the corporate governance risk model.

Both the executive committee and the Bank’s board also pay particular attention to management of the Group’s risks.

The Group’s third vice-chairman is the maximum executive in risk management. He is a member of the board and chairman of the risk committee. Two directorates-general of risks, which are independent of the business areas, both from the hierarchical and functional standpoint, report to the third vice-chairman. The organizational and functional framework is as follows:

•

The general directorate of risk (GDR) is responsible for the executive functions of credit and financial risk management and is adapted to the business structure, both by customer type as well as by activity and country (global/local vision).

The GDR is configured in two blocks:

•

A corporate structure with global scope responsibilities (“every risk, every country”), entrusted with establishing the policies, methodologies and control. In this block, also denominated intelligence and global control, are the areas/functions of solvency risks, market risk and methodology.

•

A business structure, focused on executing and integrating management of the risk functions in the Group’s local and global commercial businesses. In this block, also denominated execution and integration in management, the following areas/functions are grouped: management of standardized risks, management of segmented company risks, global recoveries, management of wholesale banking risk, management of Santander Consumer Finance risks and management of global business risks.

Between these two blocks is the corporate area of integration in management whose purpose is to intensify and systemize the use of corporate risk management models (credit, market and structural risk), speed up its establishment and ensure integration in the management of all the Group’s units.

Complementing this structure is a global governance and systems area, which supports and advises the GDR, which is responsible for implementation of the organizational model, and for ensuring effective execution of internal control (including the quality processes), and a development and corporate management area which leads the initiatives and projects of the GDR involving various areas and/or local units, such as a common information model and a global corporate platform.

These functions have a global action sphere, i.e. they intervene in all the units where the risk division acts and the same structure is reflected in the local units. The main elements through which the global functions are replicated in each of the units are corporate frameworks. These are central elements to communicate and transfer global practices, reflect the criteria and policies for each of the areas and set the Group’s compliance standards to be applied in all local units.

Generally speaking it is possible to distinguish the main functions developed respectively by the GDR’s global areas and by the units:

•

The GDR establishes risk policies and criteria, the global limits and the decision-making and control processes; it generates management frameworks, systems and tools; and manages the best practices within and outside the Group.

•

The local units apply the policies and systems to the local market: they adapt the organization and the management frameworks to the corporate frameworks; they contribute critical and best practices and lead the local sphere projects.

•	General directorate of integral control and internal validation of risks. This is of corporate nature, supporting the Group’s governance bodies, with the following global reach responsibilities:

•

Internal validation of credit, market and economic capital risk models in order to assess their suitability for management and regulatory purposes. Validation involves reviewing the model’s theoretical foundations, the quality of the data used to build and calibrate it, the use to which it is put and the process of governance associated.

•

Integral control of risks, the mission of which is to supervise the quality of the Group’s risk management, guaranteeing that the management and control systems of the various risks inherent in its activity comply with the most demanding criteria and best practices observed in the banking industry and/or required by regulators, and verifying that the profile of effective risk assumed is adjusted to what senior management has established.

Part 3. Integrated risk control and internal risk validation

The functions of integral control and internal validation of risks are located at the corporate level in the general directorate of integral control and internal validation of risks, which reports directly to the Group’s third vice-chairman and chairman of the risk committee, and is configured as a support for the Group’s governance bodies in the sphere of control and risk management.

Function of integral control of risks

Grupo Santander launched the function of integral control of risks in 2008 in order to provide a fully rounded view for top management of all risks that affect development of the Group’s ordinary activity. These risks are: (i) credit risk (including those of concentration and counterparty); (ii) market risk (including liquidity as well as the structural risks of interest rates and exchange rates); and (iii) operational and technological risks; and (iv) compliance and reputational risks.

Integral control of risks is based on three complementary activities:

1. Guaranteeing that the management and control systems of the various risks inherent in Grupo Santander’s activity meet the most demanding criteria and the best practices observed in the industry and/or required by regulators;

2. Ensuring that senior management has at its disposal an integral vision of the profile of the various risks assumed and that these risks are in line with the previously agreed risk appetite; and

3. Supervising appropriate compliance in time and form with the recommendations drawn up for risk management matters following inspections by internal auditing and by the supervisors to whom Santander is subject.

The function has global and corporate scope and covers all risks, all businesses and all countries and is configured as a third layer, of control after that carried out in the first instance by the executive responsible for control and management of each risk in the sphere of each business or functional unit (first layer) as well as by each executive responsible at the corporate level for the control of each risk (second layer). This ensures the vision and thus the integral supervision of all the risks that Santander incurs during the year.

Methodology and tools

This function is backed by an internally developed methodology and a series of tools that support it, in order to systemize the exercise of it and adjust it to Santander’s specific needs. This enables application of the methodology to be formalized and traceable. The methodology and the tools of the three activities are articulated through the following modules:

Module 1

A set of tests or reviews exists for each risk, divided in spheres of control (for example, corporate governance, organizational structure, management systems, integration in management, technology environment, contingency plans and business continuity, etc.).

Applying the tests and obtaining the relevant evidence, which in the process is assessed and enables the parameters of control of the various risks to be homogenized, is done every 12 months. New tests are incorporated on the basis of the best practices most recently observed in the industry and/or required by regulators. The support tool is a repository of the results of each test and of its work papers. A review of the situation of each risk is also conducted every six months, with monitoring of the recommendations that emanate from the annual report of integral control.

Module 2

Senior management is able to monitor the integral vision of the various risks assumed and their adjustment to the previously formulated risk appetites.

Module 3

There is a tool to monitor proactively the recommendations made by internal auditing and by the supervisors regarding risk control and management. This also enables the recommendations arising from integral control to be registered.

The Bank of Spain can access these tools if it so wishes and thus also the work papers used to develop the function of integral control of risks.

Activity during 2012

(a) The fourth cycle of reviewing the various risks was completed in close contact with the corporate areas of control, contrasting and assessing the control and management systems of these risks. Improvements were identified and turned into recommendations—with their corresponding schedule for implementation agreed with the risk areas—along with half-yearly monitoring of the progress achieved in the recommendations made in 2011.

(b) The board and executive committee were regularly informed with an integral vision of all risks. The risk committee and the audit and compliance committee were also kept in the picture.

(c) Work continued on extending the integral control of risks model to the Group’s main units, also coordinating the initiatives in this sphere in the various countries.

(d) There was also participation, in coordination with the public policy area and other areas, in representing the Group in forums such as the Financial Stability Board (FSB), IIF, Eurofi and the Enhanced Disclosure Task Force (EDTF, sponsored by the FSB) in matters such as transparency in information on risks

Internal independent validation of risk models

As well as being a regulatory requirement, the function of internal validation of risk models constitutes a fundamental support for the risk committee, and for local and corporate risk committees, in their responsibilities of authorization of the use (management and regulatory) of models and their regular review.

Internal validation of models consists of a specialized unit with sufficient independence, obtaining a technical opinion on the adequacy of the internal models for the purposes used, whether they be internal management and/or of a regulatory nature (calculation of the regulatory capital, levels of provisions, etc.), and concluding on their robustness, use and effectiveness.

Santander’s internal validation of models covers credit risk models, market risk models and those for setting the price of financial assets as well as the economic capital model. The scope of validation includes not only the most theoretical or methodological aspects but also the technological systems and the quality of the data that enable and support their effective functioning and, in general, all relevant aspects (controls, reporting, uses, involvement of senior management, etc.).

The function is global and corporate. In order to ensure homogeneous application, it is conducted via four regional centers in Madrid, London, Sao Paulo and New York. These centers have full functional and hierarchical dependence on the corporate center, which ensures uniformity in the development of its activities. This facilitates implementation of a corporate methodology that is supported by a series of tools developed internally in Santander, which provide a robust corporate framework for all the Group’s units, computerizing certain verifications in order to ensure that the reviews are carried out efficiently.

This corporate framework of internal validation is fully aligned with the criteria on internal validation of the advanced models issued by the Bank of Spain and by the rest of supervisors to whom the Group is subjected. In this respect, the criterion of separating functions between the units of internal validation and internal auditing is maintained, which is the last layer of control in the Group charged with reviewing the methodology, tools and work conducted by internal validation and expressing its opinion on its degree of effective independence.

Following is an analysis of the Group’s main types of risk: credit, liquidity and funding, operational, compliance and reputational and market risks.

Part 4. Credit Risk

4.1 Introduction to the treatment of credit risk

Credit risk is the possibility of losses stemming from the failure of clients or counterparties to meet their financial obligations with the Group.

The Group’s risks function is organized on the basis of two types of customers:

•

Those under individualized management are assigned a risk analyst. This category includes the global wholesale banking customers (corporations, financial institutions and sovereigns), companies within the retail banking scope with a risk level which is above the exposure threshold set by each unit. Risk management is conducted through expert analysis backed up by tools that support decision making;

•

The segment of standardized risks covers those clients who have not been assigned a risk analyst. This category includes individuals, the self-employed and retail banking companies that are not under individualized management. Management of these risks is based on internal models of assessment and automatic decisions, complemented when necessary by expert teams of analysts.

The following chart shows the distribution of credit risk on the basis of the management model.

The Group’s risk profile is mainly retail, accounting for over 80% of total risk.

4.2 Main magnitudes and performance

4.2.1 Global credit risk map 2012

Credit exposure in 2012 was €1,231,398 million, most of it with customers and credit entities (87% of the total).

Risk is diversified among the main regions where the Group operates: Europe (72%), Latin America (22%) and the U.S.(6%).

Credit risk exposure increased 1.3% in 2012, largely due to the growth in outstanding loans with credit entities, mainly because of the growth in deposits in central banks.

Excluding the exchange-rate impact of the main currencies against the euro, the increase was 2%.

The following table sets out the global credit risk exposure in nominal amounts (except for derivatives and repos exposure, which is expressed in equivalent credit) as of December 31, 2012.

GRUPO SANTANDER - GROSS EXPOSURE TO CREDIT RISK CLASSIFIED IN ACCORDANCE WITH LEGAL COMPANY CRITERIA

Million euros. Data at 31 December 2012
	Customers		Entities[2]		Fixed income[3]		Derivatives and repos	Total
	Outstanding[1]	Commitments	Outstanding	Commitments	Sovereign	Private	(ECR)[4]
Spain	228,332	45,281	61,669	3,851	31,634	9,082	31,661	411,510
Parent bank	140,875	34,352	52,220	3,582	22,095	6,221	26,627	285,972
Banesto	68,119	6,519	8,018	157	4,899	1,285	4,924	93,921
Others	19,338	4,410	1,431	111	4,641	1,576	110	31,617
Rest of Europe	334,697	64,587	42,279	192	12,019	5,288	14,276	473,337
Germany	30,640	8,349	1,628	—	—	41	2	40,659
Portugal	23,910	5,851	1,718	131	3,545	1,675	2,414	39,243
UK	242,736	45,262	36,394	—	5,819	3,114	11,088	344,413
Others	37,412	5,125	2,539	61	2,655	458	772	49,023
Latin America	152,933	55,879	24,610	—	16,945	6,568	9,369	266,304
Brazil	86,684	39,476	16,613	—	11,282	4,796	5,064	163,915
Chile	32,288	7,910	1,654	—	1,618	1,273	1,979	46,722
Mexico	21,378	7,604	3,610	—	2,738	348	2,157	37,836
Others	12,582	889	2,734	—	1,308	150	169	17,832
United States	44,429	17,581	2,755	—	1,594	12,564	785	79,707
Rest of world	382	35	120	—	—	2	—	539

Total Group	760,772	183,362	131,433	4,043	62,192	33,504	56,091	1,231,398

% Total	61.8%	14.9%	10.7%	0.3%	5.1%	2.7%	4.6%	100%
% Change/Dec 11	(3.2%)	3.0%	31.2%	16.7%	3.4%	14.9%	(4.7%)	1.3%

EVOLUTION OF GROSS EXPOSURE TO CREDIT RISK
Million euros. Data at 31 December 2012
	2012	2011	2010	Change/2011	Change/2010
Spain	411,510	421,142	427,092	(2.3%)	(3.6%)
Parent bank	285,972	278,663	276,105	2.6%	3.6%
Banesto	93,921	101,264	108,556	(7.3%)	(13.5%)
Others	31,617	41,215	42,430	(23.3%)	(25.5%)
Rest of Europe	473,337	447,754	428,525	5.7%	10.5%
Germany	40,659	33,541	22,984	21.2%	76.9%
Portugal	39,243	41,241	43,272	(4.8%)	(9.3%)
UK	344,413	327,321	325,624	5.2%	5.8%
Others	49,023	45,651	36,645	7.4%	33.8%
Latin America	266,304	272,297	271,106	(2.2%)	(1.8%)
Brazil	163,915	176,317	174,263	(7.0%)	(5.9%)
Chile	46,722	43,406	43,296	7.6%	7.9%
Mexico	37,836	32,777	35,361	15.4%	7.0%
Others	17,832	19,797	18,186	(9.9%)	(2.0%)
United States	79,707	73,717	78,590	8.1%	1.4%
Rest of world	539	964	1,009	(44.1%)	(46.6%)

Total Group	1,231,398	1,215,874	1,206,322	1.3%	2.1%

(1)	Balances with customers include contingent risks (see the auditor’s report and annual consolidates statements, note 35) and exclude repos (€4,707 million) and other customer financial assets (€23,686 million).
(2)	Balances with credit entities and central banks include contingent risks and exclude repos, the trading portfolio and other financial assets. Of the total, €104,454 million are deposits in central banks.
(3)	Total fixed income excludes the trading and investment portfolio of third party takers of insurers.
(4)	ECR (equivalent credit risk: net value of replacement plus the maximum potential value. Includes mitigants).

4.2.2 Performance of magnitudes in 2012

The table below sets out the main items related to credit risk derived from our activity with customers:

GRUPO SANTANDER - RISK, NPLS, COVERAGE, PROVISIONS AND COST OF CREDIT*
	Credit Risk with customers[1] (million euros)			Non-performing loans (million euros)			NPL ratio %
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Continental Europe	334,028	354,666	370,673	20,869	18,378	16,075	6.25	5.18	4.34
Santander Branch Network	111,756	118,060	126,705	10,787	10,002	6,994	9.65	8.47	5.52
Banesto	71,976	78,860	86,213	4,520	3,950	3,548	6.28	5.01	4.11
Santander Consumer Finance	59,387	59,442	67,820	2,315	2,361	3,359	3.90	3.97	4.95
Portugal	28,188	30,607	32,265	1,849	1,244	937	6.56	4.06	2.90
Poland	10,601	9,120	—	500	446	—	4.72	4.89	—
UK	255,519	259,386	244,707	5,241	4,763	4,308	2.05	1.84	1.76
Latin America	160,413	159,445	149,333	8,695	6,881	6,141	5.42	4.32	4.11
Brazil	89,142	91,035	84,440	6,113	4,902	4,149	6.86	5.38	4.91
Mexico	22,038	19,446	16,432	428	354	303	1.94	1.82	1.84
Chile	32,697	28,462	28,858	1,691	1,096	1,079	5.17	3.85	3.74
Puerto Rico	4,567	4,559	4,360	326	394	462	7.14	8.64	10.59
Argentina	5,378	4,957	4,097	92	57	69	1.71	1.15	1.69
Sovereign	44,678	43,052	40,604	1,025	1,229	1,872	2.29	2.85	4.61

Total Group	794,901	822,657	804,036	36,100	32,036	28,522	4.54	3.89	3.55

Memo item:
Spain	249,477	271,180	283,424	16,809	14,900	12,007	6.74	5.49	4.24

	Coverage (%)			Spec. provs. net of recovered write-offs[2] (million euros)			Credit cost (% of risk)[3]
	2012	2011	2010	2012	2011	2010	2012	2011(4)	2010(5)
Continental Europe	72.5	55.8	71.4	4,106	3,828	6.190	1.19	1.10	1.62
Santander Branch Network	67.5	39.9	51.8	1,545	1,735	2.454	1.33	1.42	1.89
Banesto	71.3	53.1	54.4	948	778	1.272	1.28	0.96	1.52
Santander Consumer Finance	109.5	109.3	128.4	797	762	1.884	1.34	1.43	2.85
Portugal	53.1	54.9	60.0	344	283	105	1.17	0.90	0.30
Poland	68.3	65.2	—	117	59	—	1.17	—	—
UK	45.4	40.2	45.8	982	811	826	0.36	0.32	0.34
Latin America	87.5	97.0	103.6	7,215	5,379	4.758	4.48	3.57	3.53
Brazil	90.2	95.2	100.5	5,939	4,554	3.703	6.47	5.28	4.93
Mexico	157.3	175.7	214.9	459	293	469	2.11	1.63	3.12
Chile	57.7	73.4	88.7	601	395	390	1.86	1.40	1.57
Puerto Rico	62.0	51.4	57.5	86	95	143	1.90	2.25	3.22
Argentina	143.3	206.9	149.1	106	29	26	1.99	0.67	0.72
Sovereign	105.9	96.2	75.4	284	416	479	0.62	1.04	1.16

Total Group	72.6	61.4	72.7	12,574	10,426	12.342	2.21	1.41	1.56

Memo item:
Spain	70.6	45.5	57.9	2.993	2.821	4.352	1.23	1.04	1.53

*	So that like-for-like comparisons can be made between 2012 and 2011, the data for 2011 has been restated.
1.	Includes gross loans to customers, guarantees, documentary credits and clients’ mark to market (MtM) derivatives (€5,735 million).
2.	Bad debts recovered (€1,321 million).
3.	(Specific provisions-bad debts recovered)/Total average credit risk.
4.	Excludes the incorporation of Bank Zachodni WBK.
5.	Excludes AIG from Santander Consumer Finance in Poland.

At the end of 2012, non-performing loans amounted to €36.1 billion and the Group’s NPL ratio stood at 4.54% (+65 basis points), mainly due to the situation in Spain. It is important to point out that this ratio is below the sector’s average in almost all the countries in which the Group operates.

These NPLs are covered by €12,574 million of specific loan-loss provisions net of insolvencies. Total loan-loss provisions were €26,194 million.

The Group’s coverage ratio was 72.6%, up from 61.4% in 2011. It is important to note that this ratio is affected by the weight of mortgages (particularly in the U.K. and Spain), which require fewer provisions as they have collateral.

The structure of the main magnitudes by geographic area:

•	Continental Europe

•	Spain’s NPL ratio was 6.74% (+125 basis points) while the ratio for the whole banking system was 10.58%. The provisions for the real estate sector brought the coverage level to 70.6%.

•

Portugal’s NPL ratio was 6.56% and coverage was 53.1%. Santander Totta was positively viewed in the programme of special inspections by the Bank of Portugal and the troika. It was the only bank that did not require additional provisions.

•	Poland’s NPL ratio was 4.72% (-17 basis points) and coverage was 68.3%.

•	The U.K. recorded a NPL ratio of 2.05% (+21 basis points) and a coverage ratio of 45.4%.

•	Brazil’s NPL ratio was 6.86% (+148 basis points) and coverage was 90.2%.

•	Latin America excluding Brazil

The overall NPL ratio was 3.62% and coverage 81.2%.

•	Lending in Chile accounted for 4.1% of the Group’s total, with a mix of diversified portfolio and balanced between individual borrowers and companies. The NPL ratio was 5.17% and coverage 57.7%.

•

Mexico’s lending grew 13.3% in 2012, driven by the macroeconomic scenario. This growth went hand in hand with good credit quality indicators. The NPL ratio was 1.94%, one of the lowest in the region, and coverage was 157.3%, also well above the banking system’s average.

•	Sovereign’s NPL ratio was 2.29% (-56 basis points). Coverage rose by 9.7 percentage points to 105.9%.

Restructured/refinanced portfolio

The general term restructured/refinanced portfolio, in accordance with the Bank of Spain circular 6/2012, refers to those operations in which the client has presented, or might present, financial difficulties in meeting their payment obligations in the prevailing contractual terms and, for this reason, it could be advisable to modify, cancel or even formalize a new transaction.

The restructuring/refinancing of debts is part of the usual risk management with clients, although it assumes greater importance at times of economic weakening.

Grupo Santander follows very rigorous definitions and policies in this management process, which is conducted in accordance with the best practices and within the strictest compliance with regulatory requirements.

Grupo Santander has a detailed corporate policy for restructuring/refinancing, which meets the Bank of Spain’s rules via circulars 4/2004 and 6/2012 and which is applied to all countries and clients. This policy establishes rigorous criteria that underscore Santander’s prudence in assessing these risks, noteworthy are those regarding its restricted use and the classification of this type of operation:

•

There must be restrictive use of restructurings, which must be accompanied by guarantees or additional efforts by the client, avoiding actions that only postpone recognition of the non-performing loan.

•

The aim is to recover all the amounts owed, which entails recognizing as soon as possible the amounts that it is estimated cannot be recovered. Delaying immediate recognition of losses would be contrary to good management practices.

•

The restructuring must always maintain the existing guarantees and, wherever possible, improving them and/or increasing the coverage. Effective guarantees not only serve to mitigate the severity, but also can reduce the probability of default.

•	This practice should not mean granting additional financing to the client, nor serve to refinance the debt of other banks, nor be used as an instrument of cross-selling.

•	It is necessary to assess all the refinancing alternatives and their effects, ensuring that the results would be better than those likely to be achieved in the event of not doing it.

•	The new operation cannot mean an improvement in the classification as long as a satisfactory experience with the client does not exist.

All Grupo Santander’s institutions apply these principles, adapting them to meet local needs and rules, and are always subordinated to complying with any stricter local rule that has to be implemented.

From management’s standpoint, taking into account the client’s different situation of irregularity at the time of the restructuring/refinancing, there are two types of operation:

•

Those that arise from a non-doubtful loan situation. These operations refer to clients who, due to a change in their economic circumstances, could experience an eventual reduction in their payment capacity, although at the time, they are up to date with payments or have not failed to make payments for more than three months. This contingency can be resolved by adapting the debt conditions to the client’s new payment capacity, which facilitates compliance with their obligations. Of the total restructured/refinanced portfolio, 77% corresponds to this type of operation.

•

Operations that arise from a doubtful situation whether for subjective or objective reasons, when at least three months have passed since the first non-payment. These operations do not signify a release of provisions, as the doubtful risk classification remains, unless the criteria set out in the regulatory rules based on Bank of Spain circulars are fulfilled (payment of ordinary interest pending and, in all cases, contribution of new effective guarantees or a reasonable certainty of payment capacity), as well as the cautions which, under a criterion of prudence, are set out in the Group’s corporate policy (sustained payment during a period on the basis of the features of the operation and the type of guarantees existing).

These operations are classified in accordance with their features in the following way:

•

Doubtful: those restructurings in a process of normalization or which, being classified as normal or substandard, during the life of the operation, present new payment difficulties. In the event of this deterioration intensifying, in accordance with the criterion of corporate prudence, the loan will be considered as a write-off.

•	Substandard: those restructurings emanating from doubtful loans which have met sustained payment for a certain period on the basis of the features of the operation and the type of guarantees existing.

In the particular case of those operations with a grace period on capital payments, the restructuring will be classified as substandard risk, if it is not already classified as doubtful risk, and must be maintained as such until the grace period ends

•

Normal: those restructurings emanating from doubtful or substandard loans which have exceeded a period of observation which shows the re-establishment of the payment capacity in accordance with the periods established in the corporate policy.

According to this policy, the operations in a normal situation must be kept under this special watch for a minimum, precautionary period of two years and have amortized 20% of the principal of the loan, except for those articulated via some type of hair cut which will be maintained until its extinction.

The total portfolio stood at €55,714 million at the end of 2012 and was distributed as follows:

RESTRUCTURED/REFINANCED PORTFOLIO
Million euros
	Normal	Substandard		Doubtful		Total
	Portfolio	Portfolio	Specific coverage	Portfolio	Specific coverage	% of total portfolio	Specific coverage
Operations arising from non-doubtful situation	18,638	13,179	10%	11,117	41%	77%	14%
Operations arising from doubtful situation	3,601	2,079	23%	7,100	48%	23%	30%

Total	22,239	15,258	12%	18,217	43%	100%	17%

A more detailed breakdown of this portfolio can be found in Note 54 to our consolidated financial statements.

From the credit classification standpoint, 67% of the total is classified in a non-doubtful status, while the other 33% which was in a doubtful situation, had a specific coverage of 43%.

In this portfolio, 77% comes from a non-doubtful origin, while doubtful situations only account for 1.5% of the Group’s total credit risk with clients.

From the standpoint of its guarantees, more than 70% of the total portfolio has real guarantees (more than 92% in the case of the portfolio of companies with real estate purpose).

Of the Group’s total restructured/refinanced portfolio, Spain’s accounts for 59% (€32,867 million) with the following features:

•

The amount corresponding to companies with a real estate purpose was €11,256 million, 72% of which is classified as doubtful or substandard with specific coverage of 46%. Total coverage of this portfolio, including the provisions set aside for the normal portfolio which correspond to it, is 44%.

•	Of the total portfolio in Spain, 34% was in a doubtful situation with coverage of 42%.

•	From a management standpoint, it is important to highlight the preventative management of risk together with the high level of existing guarantees:

•	89% (€29,380 million) emanates from operations that come from a non-doubtful situation and 82% have real guarantees.

•	Only the remaining 11% (€3,487 million) emanates from doubtful situation operations and 84% have real guarantees.

In the rest of the countries where the Group operates, the restructured/refinanced portfolio does not account in any of them for more than 1% of the Group’s total credit risk with clients.

Management metrics8

Credit risk management uses other metrics to those already mentioned, particularly management of non-performing loans variation plus net write-offs (known in Spanish as VMG), and expected loss. Both enable risk managers to form a complete idea of the evolution and future prospects of the portfolio.

[8]	For more detail on these metrics see 4.5.5. measurement and control in this section

Unlike non-performing loans, the VMG refers to the total portfolio deteriorated over a period of time, regardless of the situation in which it finds itself (doubtful loans and write-offs). This makes the metric a main driver when it comes to establishing measures to manage the portfolio.

The VMG is frequently considered in relation to the average loan that generated it, giving rise to what is known as the risk premium, whose evolution can be seen below.

Despite the unfavorable economic environment, the Group’s risk premium was virtually unchanged over 2011, due to the geographic distribution.

The expected loss is the estimate of the economic loss during the following year of the portfolio existing at any given moment. Its forward-looking component complements the view provided by the VMG when analyzing the portfolio and its evolution.

The expected loss reflects the portfolio’s features as regards the exposure at default (EaD), the probability of default (PD) and the severity or recovery once the default occurs (loss given default, LGD).

The table below sets out the distribution by segments in terms of EaD, PD and LGD. For example, it can be seen how the consideration of the LGD in the metrics makes the portfolios with a mortgage guarantee generally produce a lower expected loss, the result of the recovery that occurs in the event of a default via the mortgaged property.

The expected loss of the exposure with clients is 1.27% (1.30% in 2011) and 0.99% for the whole of the Group’s credit exposure (1.05% in 2011), which underscores the medium-low risk profile assumed.

SEGMENTATION OF THE CREDIT RISK EXPOSURE
Segment	EaD[1,2]	%	Average PD	Average LGD	Expected loss
Sovereign debt	179,588	17.2%	0.10%	9.62%	0.01%
Banks and other fin. inst.	62,363	6.0%	0.35%	54.41%	0.19%
Public sector	14,853	1.4%	2.87%	7.91%	0.23%
Corporate	135,640	13.0%	0.64%	33.88%	0.22%
SMEs	162,733	15.6%	5.20%	36.70%	1.91%
Individual mortages	318,947	30.6%	2.97%	8.65%	0.26%
Consumer credit (individuals)	115,577	11.1%	6.94%	55.25%	3.83%
Credit cards (individuals)	37,209	3.6%	5.05%	68.18%	3.44%
Other assets	14,643	1.4%	4.07%	29.44%	1.20%
Memorandum item[3]	784,959	75.4%	3.71%	34.20%	1.27%

Total	1,041,553	100.0%	2.89%	34.10%	0.99%

Data at December 2012.

1.	Excludes doubtful loans.
2.	Million euros.
3.	Excludes sovereign debt, banks and other financial institutions and other assets.

4.3 Geographic areas with the largest concentration of risk

The portfolios with the largest concentration of risk are set out below, based on the figures in “4.2.2. Performance of magnitudes in 2012.”

4.3.1 United Kingdom

4.3.1.1 General view of the portfolio

Santander UK’s loans amounted to €255,519 million at the end of 2012 (32.1% of the Group’s total), with the following distribution by segments:

4.3.1.2 Mortgage portfolio

Santander UK’s mortgage portfolio at the end of 2012 was €191,827 million and its evolution over the last three years is set out in the chart below:

This portfolio consists of first mortgages for buying or reforming homes, granted to new as well as existing clients. There are no operations that entail second or successive charges on mortgaged properties.

The mortgaged property must always be located within U.K. territory, regardless of the destiny of the financing. Mortgages can be granted for properties outside the U.K., but the collateral for such mortgages must consist of a property in the U.K.

Most of the mortgages are in Greater London, where housing prices are more stable even during a period of economic slowdown.

All the properties are assessed independently before each new operation is approved, in accordance with the principles established by the Group for risk management.

Mortgages that have already been granted are subject to a quarterly update of the value of the property in guarantee, by an independent agency, using an automatic valuation system in accordance with the market’s usual practices and in compliance with prevailing legislation.

In 2012, the NPL ratio of this portfolio rose to 1.74% from 1.46% at the end of 2011, although always below the ratio for the whole of the banking sector, according to the data published by the Council of Mortgage Lenders.

This growth is due to the following reasons: fall in lending as a result of stricter credit and pricing policies implemented in previous years, lower balances of nonperforming loans during 2012 and local changes to the definition of what constitutes a NPL.

As regards the reduction in NPL exits during the year, this was mainly due to implementing new collection procedures, within the framework of the regulatory initiative known as treating customers fairly, which generated an increase in administrative tasks that must be carried out when managing non-payments, which implies that clients remain in a NPL situation for a longer time.

As for the portfolio’s profile, applying strict credit policies enabled NPL entries to remain at levels very similar to those in 2011. The maximum loan-to-value (LTV) requirement was reduced to 75% for those loans that amortized capital and interest and to 50% for those that amortized interest regularly and the capital on maturity. The average simple value of this metric for the whole of the portfolio was 52.2%, while the average weighted loan-to-value was 49%. The proportion of the portfolio with a loan-to-value of more than 90% remained at 12%, well below the U.K. market’s average of more than 17% (CACI mortgage market data).

The following charts show the LTV structure for the stock of residential mortgages and the distribution in terms of the income multiple of new loans in 2012:

The credit risk policies explicitly forbid loans regarded as high risk (subprime mortgages) and establish demanding requirements for credit quality, both for operations and for clients. For example, in 2009, mortgages with a loan-to-value of more than 100% were banned. As of then and until 2012, less than 0.1% of new loans had a loan-to-value of more than 90%. A maximum limit of 75% was set in that year.

There are various types of products with different risk profiles, all of them subject to the limits inherent in the policies of a prime lender such as Santander UK. The features of some of them (in brackets, the percentage of the portfolio of U.K. mortgages they represent):

•

Interest only loans (35.0%)[9]: The customer amortizes the interest every month and capital at maturity. Appropriate repayment vehicles such as pension plans, mutual funds, etc. are needed. This is a regular product in the U.K. market for which Santander UK applies restrictive policies in order to mitigate the risks inherent in it. For example, maximum LTV of 50%, higher cut-off in the admission score or the evolution of the payment capacity simulating the amortization of capital and interest payments instead of just interest. New loans of this type were reduced by 60% in 2012.

•

Flexible Loans (11.4%): This type of loan contractually enables the customer to modify the monthly payments or make additional provisions of funds up to a pre-established limit, as well as having disbursements from previously paid amounts above that limit.

•

Buy to Let (1.31%): Buy to let mortgages (purchase of a property to then rent it out) account for a small percentage of the total portfolio. Admissions were halted between 2009 and 2012. In 2012, after the improvement in market conditions, only €18 million a month was approved (around 2% of the total monthly admission) and under strict risk policies.

The following table shows the distribution by type of loan:

SANTANDER UK: DISTRIBUTION BY TYPE OF LOAN
Million euros
	December 2012		December 2011		December 2010
	Portfolio	% of total	Portfolio	% of total	Portfolio	% of total
Residential mortgages[1]	191,827	75.1%	198,789	82.1%	192,590	78.6%
First-time buyer[2]	32,838	12.9%	33,010	13.6%	34,666	14.2%
Mover[3]	75,920	29.7%	71,295	29.4%	75,110	30.7%
Remortgage[4]	83,069	32.5%	94,484	39.0%	82,814	33.8%

1.	Percentage of residential mortgages calculated on the total portfolio, while the percentage by type of borrower is on the basis of the total number of mortgages.
2.	First-time buyer: customers who buy a home for the first time.
3.	Mover: customers who change home with or without changing the bank that granted the mortgage.
4.	Remortgage: customers who transfer their mortgage from another bank.

[9]	Percentage calculated for interest only loans. If we include loans with some component of interest only the percentage of the portfolio increases to 46%.

An additional indicator of the portfolio’s good performance is the small volume of foreclosed homes (€157 million at the end of 2012, only 0.1% of the total mortgage exposure). Efficient management of these cases and the existence of a dynamic market for this type of property, which enables sales to take place in a short period, contributed to the good results.

4.3.1.3. SMEs and companies

As shown in the chart on the segmentation of the portfolio at the beginning of this section, lending to SMEs and companies (€42,176 million) represented 18% of the total at Santander UK.

SMEs: This segment includes those small firms which, from a risk management standpoint, are in the standardized model. Specifically, those belonging to the business lines of small business banking and regional business centers. Total lending at the end of 2012 amounted to €4,248 million, with a NPL ratio of 7.1% (7.4% at the start of the year).

Companies: This segment includes those under individualized risk management (i.e. have a risk analyst assigned). Also included are portfolios considered as not strategic (legacy and noncore). Lending at the end of 2012 amounted to €23,389 million, with a NPL ratio of 5.8% (6.2% at the beginning of the year).

SGBM: This segment includes companies under the risk management model of Global Wholesale Banking. Lending was €4,865 million at the end of 2012 and there were virtually no NPLs.

Social housing: This segment includes lending to companies that build, sell and rent social housing. This segment is supported by local governments and the central government and has no NPLs. Lending stood at €9,674 million at the end of 2012.

In line with the objective of becoming the reference bank for SMEs and companies, the most representative portfolios of this segment grew by around 18% in 2012 (excluding legacy and non-core portfolios).

4.3.2 Spain

4.3.2.1 General view of the portfolio

The total credit risk (including guarantees and documentary credits) of Santander’s businesses in Spain amounted to €249,477 million at the end of 2012 (31% of the Group’s total), with an adequate level of diversification, by both product and customer segment.

Lending declined as a result of the fall in demand for credit, the economic situation and, regarding real estate balances, the active policy of reducing these exposures.

CREDIT RISK DISTRIBUTION, SPAIN
Million euros
	2012	2011	2010	cha. 12/11	cha. 11/10
Total credit risk*	249,477	271,180	283,424	(8%)	(4%)

Home mortgages	55,423	58,535	61,387	(5%)	(5%)
Rest of loans to individuals	24,645	24,963	28,377	(1%)	(12%)
Companies without real estate purpose**	139,851	151,157	152,900	(7%)	(1%)
Real estate purpose	15,867	23,442	27,334	(32%)	(14%)
Public administrations	13,692	13,083	13,426	5%	(3%)

*	Including guarantees and documentary credits.
**	Including financing for public sector suppliers (4bn).

The NPL ratio for the total portfolio increased during the year, as a result of the deterioration of the real estate portfolio, to 6.74%, 384 basis points below the ratio for the whole of the banking system. The differential with the banking system widened in 2012, reflecting Santander’s hallmark criterion of prudence in risk management.

Excluding the portfolio with real estate purpose, the NPL ratio was 4.0% (+65 basis points), mainly due to the reduction in lending.

At the end of 2012, provisions covered 70.6% of doubtful loan balances, up from 45.5% at the end of 2011 mainly due to increased provisioning of the real estate portfolio, as shown below.

Below are the main portfolios.

4.3.2.2 Home mortgages

Lending to households to buy a home by the main businesses in Spain amounted to €55,997 million at the end of 2012 (22.4% of total credit), of which 98.9% had a mortgage guarantee.

LENDING TO HOUSEHOLDS TO ACQUIRE HOMES
Million euros
	2012	2011	2010
Gross amount	55,997	59,453	61,936
Without mortgage guarantee	574	918	549
With mortgage guarantee	55,423	58,535	61,387
of which doubtful	1,425	1,607	1,388
Without mortgage guarantee	8	28	30
With mortgage guarantee	1,417	1,579	1,358

The NPL ratio of the portfolio with a mortgage guarantee was slightly lower than in 2011 and ended 2012 at 2.6%, well below that for the other businesses in Spain.

The portfolio of mortgages for homes in Spain kept its medium-low profile and with limited expectations of a further deterioration:

•	All mortgages pay principle right from the start.

•	Early amortization is usual and the average life of the operation is well below that in the contract.

•	The borrower responds with all his assets, not just the home.

•	The high quality of collateral was concentrated almost exclusively in financing the first home.

•	89% of the portfolio has a loan-to-value of less than 80% (total risk/latest available value of the home).

•	The average affordability rate was close to 29%.

RANGES OF TOTAL LTV
Million euros
	2012	2011
Gross amount with mortgage guarantee	55,423	58,535
LTV< 40%	12,774	13,020
LTV between 40% y 60%	16,443	16,503
LTV between 60% y 80%	19,915	21,940
LTV between 80% y 100%	5,702	6,474
LTV > 100%	589	597

of which doubtful	1,417	1,579
LTV < 40%	155	177
LTV between 40% y 60%	198	271
LTV between 60% y 80%	359	598
LTV between 80% y 100%	547	425
LTV > 100%	158	107

	12/31/12
	Loan-to-value ratio
Million euros	Less than or equal to 40%	More than 40% and less than 60%	More than 60% and less than 80%	More than 80% and less than or equal to 100%	More than 100%	Total
Gross amount at origination	12,774	16,444	19,915	5,702	588	55,423
Gross amount updated (*)	12,986	11,898	14,137	10,732	5,670	55,423
Of which: Doubtful	155	198	359	547	158	1,417

(*)	The gross amount is updated using published housing prices indices

For internal management purposes, the Group updates the LTV ratios at least once a year, taking into consideration published house price indices. Also, if a debtor becomes doubtful, the Group updates the appraisals undertaken by valuers, which are taken into account in the estimate of impairment losses.

Despite the economic situation and the gradual deterioration over the last few years, the loan admission measures produced a good evolution of vintages. For example, for the years 2008-2012 in the Santander branch network in Spain, the maturity of mortgage vintages was as follows:

As of August 1, 2011, Grupo Santander in Spain offered a three-year suspension on payments of principal to alleviate the situation of clients, including the self-employed, for those presenting objective causes of economic problems, such as being unemployed or having suffered a fall in income of more than 25%, and thus facing temporary difficulties in paying the mortgage on their usual home. Customers who take advantage of this measure have the possibility of extending the maturity of their loan in order to compensate for the grace period, but without changing the loan’s financial conditions either during the grace period or at the end of it.

This measure served to mitigate the social impact of the economic crisis, while preserving the good culture of payment, one of the elements that distinguishes the Spanish mortgage market. At the end of 2012, more than 21,000 clients had taken advantage of this measure.

4.3.2.3 Portfolio of companies without real estate purpose

Lending to companies without a real estate purpose by Santander’s businesses in Spain amounted to €139,851 million at the end of 2012.

More than 90% of the lending in this segment was to clients under individualized management who, for reasons of the risk assumed, have a risk analyst assigned who continuously monitors the client during all phases of the risk cycle.

The portfolio is well diversified, with more than 250,000 active clients and no significant concentrations by sector.

The NPL ratio of this portfolio remained at levels lower than the total of businesses in Spain and, at the end of 2012, was 4.4%.

4.3.2.4 Portfolio with real estate purpose

The exposure, net of provisions, dropped by €12,383 million in 2012 to €12,509 million and represented 1.7% of the Group’s total credit portfolio. This decline was due to the effort made to reduce the portfolio with real estate purpose and to the increase in coverage provisions.

As for the reduction of the portfolio, at the end of 2012 the gross exposure with real estate purpose in Spain was €23,705 million, of which €15,867 million were loans and €7,838 million foreclosures. This was a decline of €8,289 million (€714 million foreclosures and €7,575 million loans) over 2011 (-25.9%) and 44.2% since the onset of the crisis in 2008.

The Group assigned dedicated teams to reduce the real estate risk, which resulted in 33,500 operations, double the number in 2011. Of this number, 31,000 were homes and 2,500 other properties. A total of 17,500 foreclosed homes were sold and 16,000 were sales of financed real estate developers.

As a result of this, 2012 was the first year when there was a fall in foreclosures, as seen in the chart below:

Regarding coverage, the Group set aside €6,140 million of provisions for real estate loans in Spain. Coverage of the real estate exposure in Spain was 47%, up from 22% at the end of 2011.

Coverage by the type of real estate that guarantees the loans (regardless of their classification by credit quality as doubtful, sub-standard or normal) or by foreclosed properties is as follows:

EXPOSURE AND COVERAGE
Million euros
	Real estate loans		Foreclosed properties		Total
	Exposure	Coverage	Exposure	Coverage	Exposure	Coverage
Total	15,867	44%	7,838	53%	23,705	47%

Finished buildings	7,025	21%	2,440	39%	9,465	25%
Developers	1,494	42%	668	50%	2,162	45%
Land	5,126	60%	4,730	61%	9,856	60%
Rest of guarantees	2,222	86%			2,222	86%

4.3.3 Brazil

Brazil’s lending rose 9.58% in 2012 (excluding the exchange rate impact) to €89,142 million (11% of the Group’s total lending). This growth was aligned with the expansion of the Brazilian economy].

The portfolio is diversified by customers and has a big volume of retail operations: 56.1% to individuals, consumer finance and SMEs.

Lending to individuals grew 11%. The segment that grew the most was mortgages, though its share of the portfolio remains low (5% of the total).

Lending by Santander Financiamentos, specialized in consumer finance, mainly auto finance, fell 3%, which is in line with the trend in these portfolios in the banking system. Loans to SMEs and large companies rose 13%.

LENDING: SEGMENTATION
Million euros. Constant exchange rate. December 2012
	2012	2011	2010	12/11	11/10
Individuals	26,187	23,514	18,890	11%	24%
Mortgages	4,651	3,755	2,504	24%	50%
Consumer	14,395	13,344	11,142	8%	20%
Cards	5,983	5,232	3,980	14%	31%
Others	1,159	1,184	1,264	(2%)	(6%)
Santander Financiamentos	11,208	11,518	10,036	(3%)	15%
SMEs and large companies	49,599	44,023	38,814	13%	13%
SMEs	13,829	11,489	9,064	20%	27%
Companies	12,647	12,115	9,893	4%	22%
Corporate	23,123	20,419	19,857	13%	3%

The NPL ratio was 6.86% at the end of 2012, up from 5.38% a year earlier, against a backdrop of a slowdown in the Brazilian economy which produced a rise in NPLs throughout the banking system.

Coverage was 90.2% (95% in 2011).

4.4. Other credit risk optics

4.4.1 Credit risk by activity in the financial markets

This section covers credit risk generated in treasury activities with clients, mainly with credit institutions. This is developed through financing products in the money market with different financial institutions, as well as derivatives to provide service to the Group’s clients.

Risk is controlled through an integrated system and in real time, enabling us to know at any moment the exposure limit available with any counterparty, in any product and maturity and in all of the Group’s units.

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

Exposure in derivatives

The total exposure to credit risk from activities in the financial markets amounted to €52,184 million and is concentrated in high quality counterparties (76.6% of the risk with counterparties has a rating equal to or more than A-).

OTC DERIVATIVES DISTRIBUTION BY EQUIVALENT CREDIT RISK AND MARKET VALUE INCLUDING THE MITIGATION IMPACT*
Million euros
	End 2012		End 2011		End 2010
	Gross Exposure	Gross MtM	Gross Exposure	Gross MtM	Gross Exposure	Gross MtM
CDS Protection Acquired	699	610	2,269	2,316	1,324	1,144
CDS protection sold	478	467	231	228	131	622

Total credit derivatives	1,177	1,077	2,500	2,544	1,455	1,766

Equity forwards	616	339	437	147	369	(146)
Equity options	2,582	1,203	2,635	1,516	3,028	1,834
Equity spot	0	0	0	4	1	21
Equity swaps	1,347	176	914	385	677	237

Total equity derivatives	4,544	1,719	3,986	2,053	4,076	1,947

Fixed-income forwards	143	5	59	0	121	30
Fixed-income spot	0	0	0	0	1	0

Total fixed income derivatives	143	5	136	0	135	31

Forward and spot rates	4,409	1,235	6,340	1,648	5,271	1,812
Exchange-rate options	1,744	662	2,058	604	1,319	466
Other exchange rate derivatives	6	1	5	0	13	2
Exchange-rate swaps	27,230	9,422	28,837	10,599	24,957	10,545

Total exchange rate derivatives	33,389	11,321	37,241	12,851	31,560	12,825

Asset Swaps	928	870	904	850	342	692
Call Money Swaps	1,141	673	1,544	573	951	324
Interest rate structures	2,487	2,137	2,364	1,866	2,029	1,709
Forward Interest rates - FRAs	104	40	174	69	17	16
IRS	117,127	89,278	106,414	72,048	52,810	46,731
Other interest-rate derivatives	5,827	4,415	5,471	3,608	3,174	3,069

Total Interest-rate derivatives	127,614	97,412	116,871	79,014	59,324	52,540

Commodities	459	286	877	402	580	313

Total commodity derivatives	459	286	877	402	580	313

Total gross derivatives	167,326	111,821	161,611	96,864	97,131	69,422
Total net derivatives (without collateral)**	62,738	6,922	64,866	7,381	53,766	3,002
Collateral	(10,555)	—	(11,508)	—	(6,873)	—

Total net	52,184	6,922	53,358	7,381	46,893	3,002

*	Opening of the exposure by products in gross risk as it is methodologically not possible to separate out net risk by product.
**	Market value used to include the effects of mitigant agreements to calculate the exposure by counterparty risk.

NOTIONAL OTC DERIVATIVE PRODUCTS BY MATURITY*
In million of euros
	Until 1 year	1-5 years	5-10 years	Over 10 years	Total
CDS protection acquired	27	324	92	278	699
CDS protection sold	77	354	25	1	478

Total credit derivatives	104	678	117	279	1,177

Equity forwards	408	208	0	0	616
Equity options	978	1,361	176	67	2,582
Equity spot	0	0	0	0	0
Equity swaps	1,156	190	0	0	1,347

Total equity derivatives	2,542	1,759	176	67	4,545

Fixed-income forwards	133	10	0	0	143
Fixed-income spot	0	0	0	0	0

Total fixed income derivatives	133	10	0	0	143

Forward and spot rates	3,590	793	26	0	4,409
Exchange-rate options	1,344	400	0	0	1,744
Other exchange rate derivatives	6	1	0	0	6
Exchange-rate swaps	7,521	12,139	5,082	2,487	27,230

Total exchange rate derivatives	12,461	13,333	5,108	2,487	33,389

Asset Swaps	18	119	204	588	928
Call Money Swaps	545	504	44	49	1,141
Interest rate structures	19	63	53	2,352	2,487
Forward interest rates - FRAs	103	1	0	0	104
IRS	4,384	27,151	34,586	51,006	117,127
Other Interest-rate derivatives	270	1,103	3,002	1,452	5,827

Total Interest-rate derivatives	5,339	28,940	37,888	55,447	127,614

Commodities	85	373	0	0	459

Total commodity derivatives	85	373	0	0	459

Total gross derivatives	20,664	45,093	43,290	58,280	167,326	**

Collateral	(10,555)	—	—	—	—

*	Opening of the exposure by products in gross risk as it is methodologically not possible to separate out net risk by product.
**	After mitigants are applied (netting and collateral), total net risk is EUR 52,154 million.

Approximately 50% of the exposure with derivatives is with banks with whom we operate almost entirely under netting and collateral agreements. The rest of operations with customers who are not financial institutions are, in general, hedging operations. Occasionally, operations are conducted for purposes other than hedging, always with specialized clients.

DISTRIBUTION OF RISK IN OTC DERIVATIVES BY RATING OF COUNTERPARTY
RATING	%
AAA	7.71%
AA	3.95%
A	64.91%
BBB	20.14%
BB	2.95%
B	0.30%
Other	0.05%

The distribution of risk in derivatives by type of counterparty was 48.4% with banks, 26.4% with large companies and 9.2% with SMEs.

As regards the geographic distribution of risk, 16.5% is with Spanish counterparties, 20% with U.K. counterparties (mainly Santander UK’s operations), 31% the rest of Europe, 10% the U.S.and 7% Latin America.

OTC derivatives, organized markets and clearing houses. The Group’s policies seek to anticipate, wherever possible, the implementation of measures resulting from new regulations regarding operations of OTC derivatives, both if settled by clearing house or if remaining bilateral. Since 2011, there has been a gradual standardization of OTC operations in order to conduct clearing and settlement via houses of all new trading operations required by the new rules, as well as foster internal use of the electronic execution systems.

Regarding the operations of organized markets, credit risk is not considered as incurred because this risk is eliminated by the organized markets acting as counterparty in the operations, given that they have mechanisms that enable them to protect their financial position via systems of deposits, improved guarantees and processes that ensure the liquidity and transparency of transactions. The following tables show the relative share in total derivatives of new operations settled by clearing house at the end of 2012 and the significant evolution of operations settled by clearing house since 2011.

RISK DISTRIBUTION WITH OTC DERIVATIVES ON THE BASIS OF MARKET TRADING AND TYPE OF DERIVATIVE
Nominal in million euros
	Bilateral		CCP*
	Nominal	%	Nominal	%	Total
Credit derivatives	95,030	100%	—	0%	95,030
Equity derivatives	72,141	100%	138	0%	72,279
Fixed-Income derivatives	6,530	99%	33	1%	6,563
Exchange rate derivatives	586,232	100%	988	0%	587,220
Interest rate derivatives	2,164,197	76%	669,750	24%	2,833,947
Commodities derivatives	1,871	100%	—	0%	1,871

Total	2,926,002	81%	670,908	19%	3,596,910

*	Central Counterparties.

RISK DISTRIBUTION ON THE BASIS OF SETTLEMENT IN CCPS AND BY TYPE OF DERIVATIVE AND EVOLUTION
Gross exposure. Million euros
	2012	2011	2010
Equity derivatives	4	2	61
Exchange rate derivatives	11	13	12
Interest rate derivatives	17,711	12,770	23

Total	17,726	12,785	96

The Group actively manages operations not settled by clearing house and seeks to optimize their volume, given the requirements of spreads and capital that the new regulations impose on them.

In general, the operations with financial institutions are done under netting and collateral agreements, and a continued effort is being made to ensure that the rest of operations are covered under this type of agreement.

RISK DISTRIBUTION ON THE BASIS OF THE COLLATERAL TYPE BY OTCS NOT SETTLED IN CCPS
Million euros

	Gross exposure	MtM
With collateral	103,016	(1,810)
Without collateral	46,584	13,344

In general, the collateral contracts that the Group signs are bilateral. There are some exceptions mainly with multilateral entities and securitization funds.

Activity in credit derivatives

Grupo Santander uses credit derivatives to cover loans, customer business in financial markets and within trading operations. The volume of this activity is small compared to that of our peers and, moreover, is subject to a solid environment of internal controls and minimizing operational risk.

The risk of these activities is controlled via a broad series of limits such as VaR, nominal by rating, sensitivity to the spread by rating and name, sensitivity to the rate of recovery and to correlation. Jump-to-default limits are also set by individual name. geographic area, sector and liquidity.

In notional terms, the CDS position incorporates €47,105 million of acquired protection and €42,529 million of sold protection.

At 31 December 2012, for the Group’s trading activity, the sensitivity of lending to increases in spreads of one basis point was minus €0.3 million, similar to 2011, and the average VaR during the year was €2.9 million, significantly lower than in 2011 (average VaR of €10.6 million).

4.4.2. Concentration risk

Control of concentration risk is a vital part of management. The Group continuously tracks the degree of concentration of its credit risk portfolios using various criteria, including geographic areas and countries, economic sectors, products and groups of clients.

The board’s risk committee establishes the policies and reviews the appropriate exposure limits for appropriate management of the degree of concentration of credit risk portfolios10.

The Group is subject to the Bank of Spain regulation on large risks. In accordance with Circular 3/2008 (regarding determining and control of minimum equity) and subsequent changes, the value of all the risks that a credit institution contracts with the same person, entity or economic group, including that in the part which is nonconsolidatable, cannot exceed 25% of its equity. The risks maintained with the same person, whether an individual, company or economic group, are considered large risks when their values exceeds 10% of the equity of the credit institution. The exception is exposure to OECD governments and central banks.

On December 31, 2012, there were several financial groups initially exceeding 10% of shareholders’ funds: three EU financial institutions, two U.S. financial entities, an oil company and a EU central counterparty entity. After applying risk mitigation techniques and the rules for large risks, all of them were below 5.5% of eligible equity.

On December 31, 2012, the 20 largest economic and financial groups, excluding AAA governments and sovereign securities denominated in local currency, represented 5.0% of the outstanding credit risk of the Group’s clients (lending plus guarantees), the same level as in 2011. The distribution of the portfolio of companies by sectors is adequately diversified.

The Group has no exposure with any international financial institution which is more than 5% of equity. An EU bank has the largest exposure. The Top 10 of IFIs account for €15,713 million.

The Group’s risks division works closely with the financial division to actively manage credit portfolios. Its activities include reducing the concentration of exposures through various techniques, including using credit derivatives and securitization to optimize the risk-return relation of the whole portfolio.

4.4.3 Country risk

Country risk is a credit risk component in all cross-border credit operations for circumstances different to the usual commercial risk. Its main elements are sovereign risk, the risk of transfer and other risks which could affect international financial activity (wars, natural disasters, balance of payments crisis, etc.).

The exposure susceptible to country-risk provisions at the end of 2012 was €342 million. At the end of 2011, the total country risk in need of provisions was €380 million. Total provisions in 2012 stood at €45 million compared with €55 million in 2011. Of note in 2012 was that three countries improved their classification according to the Bank of Spain criteria: Uruguay and Colombia (from Group 4 to Group 3, with provisions passing from 22.8% to 10.1%) and Peru (from Group 3 to Group 2, with provisions no longer needed).

[10]	For more detail, see “Supplementary quantitative metrics of risk appetite of concentration” in Part1, “Corporate management principles, control and risk appetite”.

The exposure is moderate and has been on a downward trend in recent years. The only exception was in 2008 when there was a significant increase due to the incorporation of transactions with Brazilian clients resulting from the purchase of ABN/Banco Real. This increase was reduced in 2009, with the reclassification of Brazil to Group 2.

The principles of country risk management continued to follow criteria of maximum prudence; country risk is assumed very selectively in operations that are clearly profitable for the bank and which enhance the global relation with customers.

4.4.4 Sovereign risk

As a general criterion, sovereign risk is that contracted in transactions with a central bank (including the regulatory cash reserve requirement), the issuer risk of the Treasury or the Republic (portfolio of public debt) and that arising from operations with public institutions with the following features: their funds only come from the state’s budgeted income and the activities are of a non-commercial nature.

This criterion, historically used by Grupo Santander, is different from the one used by the European Banking Authority (EBA) for its regular stress exercises. The main differences are that the EBA’s criterion does not include risk with central banks, the exposures with insurance companies, indirect exposures via guarantees and other instruments. However, it includes public administrations in general, not only the central government.

In general, the exposure to sovereign risk emanates mainly from the obligations to which our subsidiary banks are subject to, regarding the establishment of certain deposits in central banks as well as fixed-income portfolios maintained as part of the risk management strategy for structural interest. Most of these exposures are in local currencies and are financed with locally captured deposits, also in local currencies. The exposures in the local sovereign but in currencies different to the official one of the country of issuance is not very significant (€4,872 million, 2.8% of the total sovereign risk), and less so the exposure in non-local sovereign issuers, which means cross-border risk11 (€2,907 million, 1.7% of the total sovereign risk). For more information on the Group’s exposure to Spanish sovereign risk see “Item 4—B. Business overview—Exposure to sovereign counterparties by credit rating.”

The investment strategy for sovereign risk also takes into account the credit quality of each country when setting the maximum exposure limits. The following table shows the percentage of exposure by rating levels12.

[11]	Countries classified as low risk by the Bank of Spain (Group 1, according to the terminology) are not considered.
[12]	Internal ratings used.

EXPOSURE BY LEVEL OF RATING
%
	2012	2011	2010
AAA	34%	29%	61%
AA	3%	26%	0%
A	29%	6%	3%
BBB	31%	38%	34%
Under BBB	4%	1%	2%

As expected, the distribution of sovereign risk by rating level was affected by many rating revisions of sovereign issuers in the last few years, mainly Spain, Portugal, the U.S.and Chile.

4.4.5 Environmental risk

Analysis of the environmental risk of credit operations is one of the main aspects of the strategic plan of corporate social responsibility. It revolves around the following two large points:

•

Equator principles: this is an initiative of the World Bank’s International Financial Corporation. It is an international standard for analyzing the social and environmental impact of project finance operations. The assumption of these principles represents a commitment to assess the operation, taking into account the social and environmental risks, and to only finance those projects that can accredit adequate management of the social and environmental impacts. The methodology used is set out below:

•

For operations with an amount equal to or more than $10 million, an initial questionnaire is filled out, of a generic nature, designed to establish the project’s risk in the socio-environmental sphere (according to categories A, B and C, from greater to lower risk, respectively) and the operation’s degree of compliance with the Equator Principles.

•

For those projects classified within the categories of greater risk (categories A and B and non-high income OECD), a more detailed questionnaire has to be filled out, adapted according to the sector of activity.

•

According to the category and location of the projects, a social and environmental audit is carried out (by independent external auditors). Specific questionnaires have been developed for those sectors where the bank is most active. The bank also gives training courses in social and environmental matters to risk teams as well as to those responsible for business.

In 2012, 22 projects were analyzed under the Equator principles for a total amount of €9,280 million.

•

VIDA tool: used since 2004, its main purpose is to assess the environmental risk of corporate clients, both current and potential, through a system that classifies in seven categories each of the companies on the basis of the environmental risk contracted. In 2012, 37,020 clients were assessed by this tool in Spain (total risk of €55,559 million).

Low or very low environmental risk accounts for 89% of total risk. In 2012, there was a sharp fall in average environmental risk (50% less than in 2011).

4.5. Credit risk cycle

The process of credit risk management consists of identifying, analyzing, controlling and deciding on the risks incurred by the Group’s operations. The business areas, senior management and the risk areas are all involved.

The board and the executive committee participate in the process, as well as the risk committee, which sets the risk policies and procedures, the limits and delegation of powers, and approves and supervises the framework of the risk function.

The risk cycle has three phases: pre-sale, sale and aftersale. The process is constantly revised, incorporating the results and conclusions of the after-sale phase to the study of risk and pre-sale planning.

4.5.1 Study of risk and credit rating process

Risk study consists of analyzing a customer’s capacity to meet his contractual commitments with the bank. This entails analyzing the customer’s credit quality, risk operations, solvency and profitability to be obtained on the basis of the risk assumed.

With this objective, since 1993 the Group has used models for assigning solvency ratings. These mechanisms are used in all individualized management segments, both wholesale (sovereign, financial institutions and corporate banking), as well as the rest of companies and institutions in this category.

The rating is the result of a quantitative model based on balance sheet ratios or macroeconomic variables, which is supplemented by the expert advice of the analyst.

The ratings given to customers are regularly reviewed, incorporating the latest available financial information and experience in the development of banking relations. The regularity of the reviews increases with customers who reach certain levels in the automatic warning systems and those classified as special watch. The rating tools are also revised in order to adjust the accuracy of the granted rating.

While ratings are used for companies under individualized management, scoring techniques are used for the standardized segment, which automatically assign a score to operations, as set out in the section “decisions on operations.”

4.5.2 Planning and setting limits

The purpose of this phase is to efficiently and comprehensively limit the risk levels assumed by the Group.

The credit risk planning process serves to set the budgets and limits at portfolio or customer level on the basis of the segment.

In the sphere of standardized risk, the planning and setting of limits is done through credit management programmes (CMPs), a document reached by consensus between the business and risk areas and approved by the risk committee or committees delegated by it. The CMPs set out the expected results of business in terms of risk and return, as well as the limits to which activity is subject and management of the associated risks.

The most basic level in the individualized management sphere is the customer and when certain features are present - generally of relative importance – an individual limit (pre-classification) is set.

A pre-classification model based on a system for measuring and monitoring economic capital is used for large corporate groups. The result of pre-classification is the maximum risk level that a client or group can assume in terms of amount of maturity. A more streamlined version is used for those companies who meet certain requirements (high knowledge, rating, etc.).

Analysis of scenarios

An important part of planning is to consider the volatility of macroeconomic variables that help to support the budgetary process. The Group conducts simulations of its portfolio using various adverse scenarios and stress tests to assess the Group’s solvency in the face of certain situations in the future.

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

The scenarios take into account the vision of each unit as well as the global vision. The macroeconomic variables in these scenarios include:

•	The unemployment rate

•	Property prices

•	GDP

•	Interest rates

•	Inflation

The analysis of scenarios enables senior management to better understand the foreseeable evolution of the portfolio in the face of market conditions and changing situations, and it is a key tool for assessing the sufficiency of the provisions established for stress scenarios.

Definition of suppositions and scenarios (baseline/acid)

The projections of the risk and loss parameters, usually with a time frame of three years are executed under different economic scenarios.

The scenarios defined are supported in different levels of stress, from the central (baseline) one, the most likely, to the most acid scenarios which are unlikely but possible.

These scenarios are set by the Group’s research department in coordination with the research service of each unit and use as their reference the figures published by the main international institutions.

A global acid (stress) scenario is always defined. It describes a world crisis situation and the way in which it would affect each of the countries where Grupo Santander operates. A local stress scenario is also defined where it would only affect some of the Group’s main units and with a greater degree of stress than the global stress one.

In the capital coordination committee, senior management studies the situation, proposes the changes and formally approves the set of definitive scenarios to be used in the Group’s stress test.

Stress test uses and integration in the management of scenario analysis

Analysis of scenarios is a useful tool throughout the credit risk cycle. Grupo Santander has different uses for the stress test and analysis of scenarios:

•

Internal uses, for example, dealing with risk appetite and the drawing up of risk, business plans and budgets. It integrates the corporate stress test methodology into the management of the Group’s different areas and informs senior management of the results from the following angles:

•	Impact on the income statement and capital.

•	Evolution of the cost of credit for the next three years with the strategy of business planned.

•	Sufficiency of funds and provisions.

•	Measures the level of sensitivity of each portfolio to the economic environment.

•	Diversification of the portfolio in acid scenarios.

•	Contrast with other locally made estimates.

•

External uses, including the European Banking Authority’s stress tests, annual ICCAP and bottom up and top down stress tests of the Spanish system. With these uses, an external or regulatory agent would request the results of the stress test after execution of the Group’s corporate methodology. In other cases, details of the performance of the portfolio can be requested so that the risk parameters can be exercised under defined scenarios.

Results obtained and impact on capital

The various stress test exercises, from both an internal and external standpoint, underlined the strength and validity of Grupo Santander’s business model, as can be seen in the results published by the Bank of Spain of the bottom up test conducted in September 2012 and led by Oliver Wyman.

The analyses conducted, in both baseline and acid scenarios, for the whole Group and for each of its units, with a time frame of three years, shows the strength of the balance sheet to different market and macroeconomic situations.

As well as these results, after the latest updating of risk appetite13 presented to the board, it was concluded that Grupo Santander would maintain positive results and solvency even in the most adverse scenarios, with conservative assumptions.

4.5.3 Decisions on operations

The sales phase comprises decision-taking, giving support to the business units that need analysis and approval of risks in order to be able to conduct an operation.

The decision-taking process involves analyzing and resolving operations. Approval by the risks areas is a requirement before contracting any risk operation. This process must take into account the policies defined for approving operations and take into consideration both the risk appetite as well as those elements of the operation that are relevant in the search for the right balance between risk and profitability.

In the sphere of clients under standardized management, the administration of large volumes of credit operations with the use of automatic decision models is facilitated, which classifies the client/operation as binomial. Investment is classified into homogeneous risk groups, on the basis of the information on features of the operation and of its owner. These models are used in banking with individuals, businesses and standardized SMEs.

As already indicated, the prior phase of setting limits can follow two different paths, giving rise to different types of decisions in the sphere of clients under individualized management:

•

Automatically verifying if there is capacity for the proposed operation (in amount, product, maturity and other conditions) within the limits authorized under the framework of pre-classification. This process is generally applied to corporate pre-classifications.

•

The authorization of the analyst is always required, even if the operation meets the amount, maturity and other conditions set forth in the pre-classified limit. This process applies to the pre-classification of companies under individualized management of retail banking.

[13]	More details on risk appetite in Part 1 of this Item.

Credit risk mitigation techniques

Although they are relevant in all phases of the credit risk cycle, mitigation techniques play a particularly important role in making decisions on operations.

Grupo Santander applies various forms of credit risk reduction on the basis of the type of client and product, among other factors. As we will later see, some are inherent in specific operations (for example, real estate guarantees) while others apply to a series of operations (for example, netting and collateral).

The various mitigation techniques can be grouped into the following categories:

Settlement of positions

The concept of netting is the possibility of settling operations of the same type, under the umbrella of a framework agreement such as ISDA.

It consists of settling the positive and negative market values of derivative transactions that we have with a certain counterparty, so that in the event of its default it owes us (or we owe it, if the net is negative) a single net figure and not a series of positive or negative values corresponding to each operation we have closed with the counterparty.

An important aspect of the framework contracts is that they represent a single legal obligation that covers all operations. This is fundamental when it comes to settling the risks of all operations covered by said contract with a same counterparty.

Real guarantees

These are those goods that are subject to compliance with the guaranteed obligation and which can be provided not only by the client but also by a third party. The real goods or rights that are the object of the guarantee can be:

•	Financial: cash, deposit of securities, gold, etc.

•	Non-financial: real estate (both properties as well as commercial premises, etc.) or other property goods.

From the standpoint of risk admission, the highest level of real guarantees is required. From the position of the regulatory capital calculation, not all can be considered as reduction factors, only those which meet the minimum qualitative requirements set out in the Basel agreements.

An important case of a real financial guarantee are collateral agreements. These are a series of instruments with economic value that are deposited by a counterparty in favor of another in order to guarantee/reduce the credit risk of the counterparty that could result from portfolios of transactions with risk existing between them.

The nature of these agreements is diverse, but whatever the specific form of collateralization, the final purpose, regarding the netting technique, is to reduce the counterparty risk through recovering part or all of the profits/benefits (credit granted to the counterparty) generated over a period of time by the operation (valued at market prices).

The operation subject to the collateral agreement is regularly valued (normally day to day) and, on this valuation, the parameters defined in the contract are applied so that a collateral amount is obtained (normally cash) which is to be paid to or received from the counterparty.

Regarding real estate guarantees, there are regular re-appraisal processes, based on the real market values which for the different types of property are provided by valuation agencies, which meet all the requirements set by the regulator.

Implementing the mitigation techniques follows the minimum requirements established in the manual of credit risk management policies, and consists of ensuring:

•	Legal certainty. The possibility of legally requiring the settlement of guarantees must be examined and ensured at all times.

•	The non-existence of substantial positive correlation between the counterparty and the value of the collateral.

•	The correct documentation of all guarantees.

•	The availability of documentation of the methodologies used for each mitigation technique.

•	Adequate monitoring and regular control.

Personal guarantees and credit derivatives

This type of guarantee corresponds to those that place a third party in a position of having to respond to obligations acquired by another to the Group. Including sureties, guarantees, stand-by letters of credit, etc. The only ones that can be recognized, for the purposes of calculating capital, are those provided by third parties that meet the minimum requirements set by the supervisor.

Credit derivatives are financial instruments whose main objective is to cover credit risk by acquiring protection from a third party, through which the bank transfers the issuer risk of the underlying asset. Credit derivatives are over the counter (OTC) instruments that are traded on non-organized markets. The coverage with credit derivatives, mainly through credit default swaps, is contracted with front line banks.

The information on mitigation techniques is in Part 6.6.Mitigation measures. There is also more information on credit derivatives in the section “Activity in credit derivatives” in Part “4.4.1. Credit risk by activities in financial markets” of this Item.

4.5.4 Monitoring

Monitoring is a continuous process, of constant observation, which allows changes that could affect the credit quality of clients to be detected early on, in order to take measures to correct the deviations that have a negative impact.

Monitoring is based on the segmentation of customers, and is carried out by local and global risk dedicated teams, backed by internal auditing.

The function consists, among other things, of identifying and tracking clients under special watch, reviewing ratings and continuous monitoring of indicators of standardized clients.

The system called companies in special watch (FEVE) identifies four levels on the basis of the degree of concern arising from the circumstances observed (extinguish, secure, reduce, monitor). The inclusion of a company in FEVE does not mean there have been defaults, but rather the advisability of adopting a specific policy toward that company and establishing the person and time frame for it. Clients in FEVE are reviewed at least every six months, and quarterly for the most serious cases. A company can end up in special watch as a result of monitoring, a review conducted by internal auditing, a decision of the person responsible for the company or the entry into functioning of the system established for automatic warnings.

Ratings are reviewed at least every year, but if weaknesses are detected, or on the basis of the rating, it is done more regularly.

Regarding the risks of standardized clients, the main indicators are monitored to detect shifts in the performance of the loan portfolio with respect to the forecasts made in the credit management programmers.

4.5.5 Measurement and control

Grupo Santander monitors clients’ credit quality and establishes the control procedures needed to analyze the current credit risk profile and its evolution, through different credit risk phases.

The function is developed by assessing the risks from various perspectives that complement one another, establishing as the main elements control by countries, business areas, management models, products, etc., facilitating early detection of points of specific attention, as well as drawing up action plans to correct any deteriorations.

Each element of control admits two types of analysis:

1. Quantitative and qualitative analysis of the portfolio.

Analysis of the portfolio controls, permanently and systematically, the evolution of risk with respect to budgets, limits and standards of reference, assessing the impacts of future situations, exogenous as well as resulting from strategic decisions, in order to establish measures that put the profile and volume of the risks portfolio within the parameters set by the Group.

The credit risk control phase uses, among others and in addition to traditional metrics, the following metrics:

•	Management of non-performing loans variation plus net write-offs (VMG)

The VMG measures how NPLs change during a period, discounting write-offs and taking loan loss recoveries into account.

It is an aggregate measure at portfolio level which allows a response to deteriorations observed in the evolution of NPLs.

It is the result of the final balance less the initial balance of non-performing loans of the period under consideration, plus the write-offs of this period less loan loss recoveries for the same period.

The VMG and its components play a key role as monitoring variables.

•	Expected loss (EL) and regulatory capital

The expected loss is the estimate of the economic loss that would occur during the next year of the portfolio existing at that time.

It is one more cost of activity, which must have a repercussion on the price of operations. Its calculation is mainly based on three parameters:

•	Probability of default (PD): the maximum amount that could be lost as a result of a default.

•	Exposure at default (EaD): the probability of a client’s default during the next year.

•

Loss Given Default (LGD): this reflects the percentage of exposure that could not be recovered in the event of a default. It is calculated by discounting, at the time of the default, the amounts recovered during the whole recovery process and this figure is compared in percentage terms with the amount owed by the client at that moment.

Other relevant aspects regarding the risk of operations are covered, such as quantification of off-balance sheet exposures or the expected percentage of recoveries, related to the guarantees associated with the operation as well as other issues such as the type of product, maturity, etc.

The risk parameters also enable economic and regulatory capital to be calculated. The integration in management of the metrics of capital is vital for rationalizing its use. More detail is available in section 10 on capital.

2. Evaluation of the control processes

Evaluation of the control processes includes systematic and regular revision of the procedures and methodology, developed throughout the credit risk cycle, in order to guarantees their effectiveness and validity.

In 2006, within the corporate framework established in the Group for compliance with the Sarbanes Oxley law, a corporate tool was established in the Group’s intranet to document and certify all the sub processes, operational risks and controls that mitigate them. The risks division assesses the efficiency of internal control of its activities every year.

The directorate general of integral control and internal validation of risks, within its mission of supervising the quality of the Group’s risk management, guarantees that the management and control systems of the different risks inherent in its activity fulfill the most demanding requirements and the best practices observed in the industry and/or required by regulators. In addition, internal auditing is responsible for ensuring that the policies, methods and procedures are adequate, effectively implemented and regularly reviewed.

4.5.6 Recovery management

Recovery management is a strategic element in the Bank’s risk management.

In order to conduct recovery management adequately, it is done in four main phases: (i) irregularity or early non-payment, (ii) recovery of non-performing loans, (iii) recovery of write-offs, and (iv) management of foreclosed assets. Indeed, the recovery function begins before the first non-payment when the client shows signs of deterioration and ends when the debt has been paid or regularized. The function aims to anticipate noncompliance and is focused on preventative management.

The current macroeconomic environment directly impacts the non-payment index and customers’ bad loans. The quality of portfolios is thus fundamental for the development and growth of our businesses in different countries where great importance is attached to debt recovery in order to ensure that this quality always remains within expected levels.

The Group has a corporate management model that sets the guidelines and general pattern of actions applied to the various countries, always taking into account the local features that recovery activity requires, including the economic environment, the business model or a mixture of both. This model is constantly reviewed and the processes and management methodology that sustains it improved. Recovery management for Santander, which directly involves all the management areas (commercial staff, technology, operations, human resources and risks), has helped to incorporate solutions that improve the model’s effectiveness and efficiency.

The diverse features of our customers make segmentation necessary in order to manage recoveries adequately. Massive management for large collectives of clients with similar profiles and products is done through processes with a high technological component, while personalized management focuses on customers that, because of their profile, require more individualized analysis.

Recovery activity has been aligned with the socio-economic reality of various countries and different risk management mechanisms have been used on the basis of their age, guarantees and conditions, always ensuring, as a minimum, the required classification and provision. Particular emphasis in the recovery function is placed on management of the aforementioned mechanisms for early management, in line with corporate policies, taking account of the various local realities and closely tracking vintages, stock and performance. These policies are reviewed and regularly adopted in order to reflect both the better management practices as well as the regulatory changes that are applied.

Recovery management focuses on adapting operations to the client’s payment capacity, and is also noteworthy in seeking solutions, other than judicial ones, for the advance payment of debts.

One of the ways to recover debt from clients who have suffered a severe deterioration in their repayment capacity is repossession (judicial or in lieu of payment) of the real estate assets that guarantee the loans. In countries with a high exposure to real estate risk, such as Spain, there are strong mechanisms for the evacuation of properties which, with their sale, enable the capital to be returned to the bank and reduce the worrying stock in the balance sheet at a much faster speed than those of its competitors.

Part 5. Liquidity risk and funding

5.1 Introduction to the treatment of liquidity risk and funding

Santander developed a funding model based on autonomous subsidiaries responsible for covering their own liquidity needs.

This structure makes it possible for Santander to take advantage of its solid business model in order to maintain comfortable liquidity positions at Group level.

In the last few years, it has been necessary to adapt the funding strategies to the new commercial business trends and the markets’ conditions.

In 2012, a very demanding environment, the Group strengthened its liquidity situation and that of its subsidiaries, enabling it to tackle 2013 from a good starting point.

Liquidity management and funding have always been basic elements in Banco Santander’s business strategy and, together with capital, a fundamental pillar in supporting its balance sheet strength.

Relegated during the expansion period to a second level importance, liquidity has recovered its importance in the last few years because of the rising tensions in financial markets against the backdrop of a global economic crisis. This scenario has enhanced the importance for banks of having appropriate funding structures and strategies to ensure its intermediation activity.

During this period of stress, Santander has enjoyed an appropriate liquidity position, higher than that of its peers, which has given it a competitive advantage to develop and expand its activity in an increasingly demanding environment.

This better position for the whole Group has been supported by a decentralized funding model consisting of autonomous subsidiaries, self-sufficient in liquidity. Each subsidiary is responsible for covering the liquidity needs of its current and future activity, either through deposits captured from its customers in its area of influence or through recourse to the wholesale markets in which it operates, within a framework of management and supervision coordinated at the Group level.

The funding structure is one that shows its greatest effectiveness in situations of high levels of market stress as it prevents the difficulties of one area from affecting the funding capacity of the Group and of other areas, as could happen in the case of a centralized funding model.

This funding structure also benefits from the opportunities of a solid retail banking model: with a significant presence (market shares of around 10% or more) in 10 high potential markets, focused on retail clients and high efficiency. All of this gives our subsidiaries a big capacity to attract stable deposits, as well as a strong issuance capacity in the wholesale markets of these countries, generally in their own currency, and backed by the strength of their franchise and belonging to a leading group.

At the end of 2012, the Group’s large management units, from the standpoint of funding, were self-financing except for Santander Consumer Finance because of the nature of its business. The main balance sheet items were as follows:

MAIN UNITS AND BALANCE SHEET ITEMS
December 2012. EUR billion
	Total assets	Net loans	Customer deposits*	M/LT funding**
Spain	356.1	194.2	201.9	84.9
SCF	74.0	56.7	31.9	7.4
Portugal	42.2	26.0	24.0	3.2
Poland- BZ WBK	14.9	9.7	11.2	0.1
UK	359.7	250.5	194.5	76.0
Brazil	148.7	74.5	69.8	21.2
Mexico	46.9	20.4	24.7	2.1
Chile	40.7	29.7	22.4	6.8
Argentina	8.3	5.2	6.3	0.0
US	62.9	41.3	38.1	11.7

Total Group	1,269.6	720.5	638.2	213.6

*	Includes retail commercial paper in Spain.

**	M/LT term issues in the market securitizations and other secured financing in markets, and funds borrowed from FHLB lines. All of them for their nominal value.

Santander’s management of funding and liquidity risk, both theoretical and practical, is set out in the following sections:

•	Liquidity management framework – monitoring and control of liquidity risk.

•	Funding strategy and evolution of liquidity in 2012.

•	Outlook for 2013.

5.2 Liquidity management framework monitoring and control of liquidity risk

Management of structural liquidity aims to fund the Group’s recurring activity in optimum conditions of term and cost, avoiding the assumption of undesired liquidity risks.

Santander’s liquidity management is based on the following principles:

•	Decentralized liquidity model.

•	Needs derived from medium and long term activity must be financed by medium and long term instruments.

•	High contribution from customer deposits, derived from the retail nature of the balance sheet.

•	Diversification of wholesale funding sources by instruments/investors, markets/currencies and terms.

•	Limited recourse to short-term funding.

•	Availability of a sufficient liquidity reserve, which includes the discount capacity in central banks to be used in adverse situations.

The effective application of these principles by all the entities that comprise the Group required development of a unique management framework built around three essential pillars:

•	A solid organizational and governance model that ensures the involvement of the senior management of subsidiaries in decision-taking and its integration into the Group’s global strategy.

•	Deep balance sheet analysis and measurement of liquidity risk, which supports decision-making and its control.

•	Management adapted in practice to the liquidity needs of each business.

5.2.1 Organizational model and governance

Decision-making process regarding structural risks, including liquidity risk, is carried out by local asset and liability committees (ALCOs) in coordination with the markets committee.

The markets committee is the main body at Group levels, which coordinates and supervises all the global decisions that influence measurement, management and control of liquidity risk. It is headed by the chairman of the bank and comprises the 2nd vice-chairman and chief executive officer, the third vice-chairman (who is, in turn, the chairman of the delegated risk committee), the chief financial officer and the senior vice chairman for risk and those responsible for the business and analysis units.

In line with these principles, the local ALCO sets the strategies that ensure and/or anticipate the funding needs of their business. They are supported by the financial management and market risk areas, which present analysis and proposals for a correct management and control compliance with the limits set.

In line with best governance practices, the Group establishes a clear division between executing the financial management strategy (the responsibility of the financial management area) and monitoring and control (the responsibility of market risks).

5.2.2 Balance sheet analysis and measurement of liquidity risk

Making decisions on funding and liquidity is based on a deep understanding of the Group’s current situation (environment, strategy, balance sheet and liquidity position), of future liquidity needs generated from businesses (projection of liquidity), as well as from expected access to and current situation of funding sources in the wholesale markets.

The objective is to ensure the Group maintains optimum levels of liquidity to cover its short and long-term needs with stable sources of funding, optimizing the impact of its cost on the income statement.

This requires monitoring of the structure of balance sheets, forecasting short and medium-term liquidity and establishing the basic metrics.

At the same time, various stress tests are also conducted taking into account the additional needs that could arise from various extreme, although possible, events. These could affect the various items of the balance sheet and/or sources of financing differently (degree of renewal of wholesale financing, deposit outflows, deterioration in the value of liquid assets, etc.), whether for global market reasons or specific ones of the Group.

The inputs for drawing up the various contingency plans for the Group are obtained from the results of the analysis of balance sheets, forecasts and scenarios which, in turn, enable a whole spectrum of potentially adverse circumstances to be anticipated.

All these actions are in line with the practices being fostered by the Basel Committee in order to strengthen the liquidity of banks, whose objective is to define a framework of principles and metrics that is still under observation.

Greater detail on the measures, metrics and analysis used by the Group and its subsidiaries to manage and control liquidity risk is set out below:

Methodology for monitoring and controlling liquidity risk

The objectives of the Group’s liquidity risk measures are:

•	To achieve greater efficiency in measuring and controlling liquidity risk.

•	To support financial management, for which the measures are adapted to the form of managing the Group’s liquidity.

•	Alignment with BIS III to avoid “conflicts” between different limits and facilitate their management.

•	Be an early warning system, anticipating potential risk situations by monitoring certain indicators.

•	Attain the involvement of countries. The metrics are developed on the basis of common and homogeneous concepts that affect liquidity, but the analysis and adaptation of each unit is needed.

There are two types of basic metrics used to control liquidity risk: dynamic and static ones. The first category basically includes the liquidity gap and the second one the balance sheet’s net structural position. As an additional element, the Group develops various stress scenarios. These three metrics are as follows:

a) Liquidity gap

The liquidity gap provides information on the contractual and estimated (by hypothesis) cash inflows and outflows for a certain period of time, for each of the main currencies in which the Group operates.

The gap provides information on the sources and uses of funds expected in specific time periods, in relation to the total on- and off-balance sheet items. This analysis tool is obtained from the net of the structure of maturities and flows for each period established. The liquidity available is contrasted with the needs arising from maturities.

In practice, and given the different performances of a same item in the Group’s subsidiaries, there are common standards and methodologies to homogenize the building of liquidity risk profiles for each unit as well as be presented in a comparable way to the bank’s senior management.

In the Group’s case, a consolidated look at the liquidity gaps is of limited use for managing and understanding liquidity risk. This use is reduced if the gaps result from the use of contractual maturities.

Of note in the various analysis made using the liquidity gap is that for wholesale funding. On the basis of this analysis, a metric has been defined whose objective is to guarantee that sufficient liquid assets are maintained in order to attain a minimum liquidity horizon, in a scenario in which wholesale funding is not renewed at its maturity.

The minimum liquidity horizons are determined in a corporate and homogeneous way for all units/countries, which must calculate their wholesale liquidity metric in the main currencies in which they operate.

Considering the market tensions in 2012, this wholesale liquidity gap is closely monitored in the parent bank and in the eurozone units.

At the end of 2012, all units were within the horizons established for this scenario.

b) Net structural position

The objective of this metric is to determine the reasonability of the financing structure of the balance sheet. The Group’s criterion is to ensure that the structural needs (customer loans, fixed assets, etc.) are covered by an adequate combination of wholesale funding sources and a stable base of retail deposits.

Each unit draws up its liquidity balance sheet in accordance with the features of their businesses and compare them with the various funding sources they have. The main factors taken into account when determining this metric are the recurrence of the businesses to be financed, the stability of funding sources and the capacity of assets to become liquid.

In practice, each subsidiary draws up its liquidity balance sheet (different from the accounting one) by classifying the various asset, liability and off-balance sheet items on the basis of their nature for the purposes of liquidity. This determines the financing structure that must comply at all times with a key premise: basic businesses must be financed with stable funds and medium and long term funding. This guarantees a sound financial structure and the sustainability of business plans.

As of December 31, 2012, the Group’s structural liquidity surplus stood at €157 billion on a consolidated basis. This surplus is based mainly on fixed income securities (€114 billion), equities (€5 billion) and net deposits at central banks (€56 billion).

c) Analysis of scenarios

As an additional element to the metrics, the Group develops various stress scenarios. The main objective is to identify the critical aspects in each potential crisis and define the most appropriate management measures to tackle each of these situations.

Generally speaking the units take into account three scenarios in their liquidity analysis: systemic, idiosyncratic and hybrid. These represent the minimum standard analysis established for all the Group’s units and which are provided to senior management. Each of the units also develops ad hoc scenarios that replicate significant historic crises or specific liquidity risks of their environment.

The main features of the three basic scenarios are:

•

An idiosyncratic crisis only affects a bank but not its environment. This is basically reflected in wholesale funds and in retail deposits, with various percentages of outflows depending on the severity defined.

Within this category a specific crisis scenario that a local unit could suffer as a result of a crisis in the parent bank (Banco Santander) is studied. This scenario was particularly relevant in 2012 because of tensions suffered by countries on the periphery of the eurozone.

•

A systemic crisis is an attack by the international financial markets on the country where the local unit is located. Each unit would be affected to varying degrees, depending on its relative position in the local market and the image of soundness it has. Among other factors which would be affected in this scenario are, for example, the wholesale funding lines from the closure of markets or the liquid assets linked to the country whose market value would be significantly reduced.

•

In a hybrid crisis scenario, some of the factors mentioned in the scenarios above are stressed. Particular attention is paid to the most sensitive aspects from the standpoint of the unit’s liquidity risk.

These metrics and scenarios are directly linked to the process of drawing up and executing the liquidity contingency plan by the financial management area.

At the end of 2012, and in a scenario of a potential systemic crisis affecting the wholesale funding of units in Spain, Grupo Santander had an appropriate liquidity position. The wholesale liquidity metric horizon in Spain (included within the liquidity gap measures) showed levels of more than 90 days during which the liquidity reserve would cover all the maturities of wholesale financing.

As well as these three metrics, a series of internal and market variables were defined as early warning indicators of possible crises, which can also state their nature and severity. Their integration in daily liquidity management enables situations that could affect the Group’s liquidity risk to be anticipated. Although these alerts vary from country to country and from bank to bank on the basis of specific determinants, some of the parameters used are common in the Group such as Banco Santander’s level of CDS, the evolution of deposits from customers and the interest rate trend of central banks.

5.2.3 Management adapted to business needs

In practice, and in line with the financing principles set out, Grupo Santander’s liquidity management consists of:

•

Drawing up a yearly liquidity plan based on the funding needs derived from the budgets of each business and the methodology already described. On the basis of these liquidity needs and taking into account prudent limits of recourse to short-term markets, an issuance and securitization plan for the year for each subsidiary/global business is established by the financial management area.

•	Monitoring, during the year, the evolution of the balance sheet and of the financing needs of the subsidiaries/businesses, which gives rise to updating the plan.

•

Maintain an active presence in a large number of wholesale funding markets that enables an appropriate structure of issues to be sustained, diversified by products and with an average conservative maturity.

The effectiveness of this management is based on implementation in all subsidiaries. Each subsidiary budgets the liquidity needs based on its activity of intermediation and assesses its capacity of recourse to wholesale markets in order to establish an issuance and securitization plan, in coordination with the Group.

The Group’s main subsidiaries are self-sufficient regarding their structural financing. The exception is Santander Consumer Finance which needs the support of other Group units, particularly that of the parent bank, given its nature as a consumer finance specialist operating mainly via dealers. This financing is always done at market prices on the basis of the maturity term and the internal rating of the borrower.

In any case, the parent bank’s support for Santander Consumer Finance has been reduced to less than a third in the last three years (from €15 billion in 2009 to around €4.5 billion). The developments underway to attain self-financing levels similar to those of the rest of the subsidiaries, through recourse to retail clients as well as wholesale funding, are successfully covering their phases and will be completed in the short term.

5.3 Financing strategy and evolution of liquidity in 2012

5.3.1 Funding strategy

Santander’s financing activity over the last few years has achieved its objective of adequately funding the Group’s recurring activity in a very demanding environment characterized by a greater perception of risk, scarce liquidity in certain maturity terms and their higher cost.

This good performance was supported by extending the management model to all the Group’s subsidiaries, including new ones, and, on top of that, adapting the subsidiaries’ strategy to the increasing requirements of markets. These requirements have not been the same for all markets and have attained much higher levels of difficulty and pressure in some areas such as on the periphery of Europe.

It is possible, however, to extract a series of general trends implemented by Santander’s subsidiaries in their funding and liquidity management strategies in the last three years. They are the following:

•

Lower growth in lending because of the environment, particularly in countries such as Spain and Portugal undergoing adjustments. On the other hand, growth in emerging markets (Latin America) and in units and businesses under development (U.S., Germany, Poland and U.K. SMEs).

Group loans, excluding repos, increased by around €40 billion since the end of 2009 (+6%), including those by new units incorporated to the Group (Poland and Germany).

•	Priority focus on capturing customer funds. Group deposits excluding repos but including retail paper rose by €122 billion (+26%), a growth three times greater than that of lending.

All countries increased deposits, particularly those units that grew the most in lending and those under higher stress from the markets. Among the first group are Brazil, Mexico and Chile with a combined rise in deposits of 31% in local currency, and among the second, Spain and Portugal whose deposits grew by 33% in the last three years.

•

Maintain adequate and stable levels of medium and long term wholesale funding at the Group level (22% of balance sheet for liquidity management purpose at the end of 2012 vs. 23% in 2009). The decentralized model for subsidiaries helped maintain a high level of activity in wholesale markets in a more demanding period.

Of note was the greater activity in the U.K. resulting from the change in regulatory conditions, and of the main Latin American countries (Brazil, Mexico and Chile) because of their strong growth in lending.

In Europe, the securitization activity of Santander Consumer Finance was extended to new markets such as Finland, Sweden and Norway, converting their units into pioneers in securitization of auto finance. Also noteworthy was the incorporation in 2012 of SHUSA, Santander Group’s holding in the US, to the pool of the Group’s significant issuers.

Lastly, in Spain, where business required reduced liquidity needs in the last three years, the Group maintained a conservative issuance policy (€54 billion of medium and long term debt in 2010-2012, close to 80% of maturities and amortizations), taking advantage of the strength of the Santander brand and credit quality.

•	Ensure a sufficient volume of assets eligible for discount in central banks and other public institutions as part of the liquidity reserve to meet stress situations in wholesale markets.

The Group increased its total discounting capacity in 2012 to around €130 billion (it was close to €100 billion in 2010 and 2011). This required a continuous strategy from the subsidiaries to generate assets eligible for discount in order to compensate for the reduction in the value of guarantees as a result of the downgrading of ratings in the period, particularly of sovereign debt and related assets.

A large part of this total discounting capacity was generated by the units in the eurozone. These benefited from the quality of their assets and from the extraordinary monetary policy measures implemented by the European Central Bank (ECB) at the end of 2011 and the beginning of 2012 (basically, widening of collateral and three-year liquidity auctions) in order to boost its liquidity buffer notably.

At the end of 2012, Santander had a total volume eligible for discounting that comfortably exceeded the commercial gap (i.e. the difference between net loans and deposits) at Group level. It represents more than 160% of the gap after the dynamics of the aforementioned volumes, which were developed more intensely in 2012.

During 2012, faced with the situation in the euro markets, Santander followed a prudent policy of depositing in the same central banks included in the Eurosystem most of the funds raised from them, as an immediate liquidity reserve, making its global net position virtually zero.

In January 2013, the improvement in the Group’s liquidity position and that of the units in Spain, combined with an easing in the wholesale funding markets, led Santander to return all of the funds taken by Banco Santander and Banesto in the first auction of Long Term Refinancing Operations (LTROs) conducted by the ECB in December 2011. Santander returned €24 billion deposited in the Eurosystem central banks, the maximum allowed in the first repayment window offered by the ECB.

All of these developments, made on the foundations of a solid liquidity management model, made it possible for Santander to enjoy a very robust financing structure that sets it apart from most of its international peers. The basic features of this structure are:

•	High relative share of customer deposits in an essentially retail banking balance sheet.

Customer deposits are the main source of the Group’s financing. Including retail commercial paper (given its role as replacing time deposits in Spain), they accounted for around two-thirds of the Group’s funding and 89% of net loans at the end of 2012.

They are also very stable funds given their retail origin (more than 85% of the deposits come from retail banking).

•	Diversified wholesale funding focused on the medium and long term and with a very small relative share of short term.

Medium and long term funding accounts for less than one quarter of the Group’s funding and comfortably covers the rest of net loans not financed by customer deposits (commercial gap).

This funding is well balanced by instruments (approximately 1/3 senior debt, 1/3 covered bonds, 1/3 securitizations and the rest) and also by markets so that those with the highest shares in issues are those where investor activity is the strongest.

The charts showing the geographic distribution of gross loans and of medium and long term funding are shown below so that their similarity can be appreciated.

The bulk of medium and long term wholesale funding consists of debt issues. Their outstanding balance at the end of 2012 was €153 billion nominal, with an average maturity of 3.8 years and an appropriate distribution profile.

The distribution by instruments, the evolution over the last three years and their maturity profile were as follows:

MEDIUM AND LONG TERM DEBT ISSUES, GRUPO SANTANDER
Million euros
	Evolution of outstanding balances in nominal value
	December 2012	December 2011	December 2010
Preferred shares	4,765	5,657	7,525
Subordinated debt	11,004	14,184	20,633
Senior debt	69,916	73,693	63,519
Covered bonds	67,468	68,240	62,974

Total*	153,152	161,774	154,651

Distribution by maturity, December 2012*
	0-1 month	1-3 months	3-6 months	6-9 months	9-12 months	12-24 months	2-5 years	Over 5 years	Total
Preferred shares	0	0	0	0	0	0	0	4,765	4,765
Subordinated debt	0	194	0	0	0	227	4,824	5,759	11,004
Senior debt	4,533	6,436	6,840	4,297	4,389	15,438	23,368	4,615	69,916
Covered bonds	0	2,808	3,551	4,696	300	11,267	29,811	15,035	67,468

Total*	4,533	9,437	10,391	8,993	4,689	26,932	58,003	30,174	153,152

*	In the case of issues with put option in favour of the holder, the maturity of the put option will be considered instead of the contractual maturity.

Note: the entire senior debt issued by the Group’s subsidiaries does not have additional guarantees.

As well as debt issues, the medium and long term wholesale funding is completed by lines from the Federal Home Loan Banks in the U.S.(€10 billion at the end of 2012) and by funds obtained from securitization activities. The latter includes securitization bonds placed in the market, other collateralized financing and other special ones for a total amount of €50 billion and an average maturity of around 2.5 years, which compares well with market standards.

The wholesale funding of short term issuance programmes is a marginal part of the structure as it accounts for less than 2% of financing (excluding the aforementioned retail commercial paper) and is well covered by liquid financial assets.

The outstanding balance at the end of 2012 was €17 billion, mainly due to the U.K. unit and the parent bank through existing issuance programmes: various programmes of CDs and commercial paper of the U.K. (60%), European commercial paper and U.S. commercial paper of the parent bank (25%), and from other units (15%).

In short, Santander enjoys a very solid and robust financing structure based on an essentially retail banking balance sheet that enables the Group to cover comfortably its structural liquidity needs (loans and fixed assets) with permanent structural funds (deposits, medium and long term funding and equity), which generates a large surplus of structural liquidity.

This robustness at the Group level is also distinctive of the balance sheets of the countries in which we operate and of the main subsidiaries, except for Santander Consumer Finance. The commercial gap of these subsidiaries is amply covered by issues and medium and long term financing, the recourse to short-term funds is very small and, as a result, there is a structural liquidity surplus.

5.3.2 Evolution of liquidity in 2012

Further improvement in liquidity ratios (Group LTD: 113%), backed by deleveraging in key markets and by issuance of the main subsidiaries (€43 billion of medium and long term issues and securitizations).

Strengthened position with a high liquidity reserve (€217 billion).

Facing 2013 from a comfortable position enabled the repayment of the €24 billion borrowed from the ECB (100% of funds borrowed by Banco Santander and Banesto in the first LTROs auction).

From a funding standpoint, 2012 was the most demanding of the last few years. The intensified Greek crisis and doubts regarding the euro’s survival sharply pushed up the risk premiums of the sovereign debt of many European countries to their highest levels since the creation of the single currency. This tension led to the narrowing of wholesale markets for most of the year, particularly in countries on the periphery, with reduced issuing “windows” at the start and the end of the year only for the best credit quality companies. This issuance difficulty increased the appetite for retail deposits even further; they had already been the object of strong competition in most European markets.

In this context Santander managed to improve its liquidity position as reflected in two basic aspects:

1. Improvement in basic liquidity ratios

The table shows the evolution in the last few years of the basic metrics for monitoring liquidity at the Group level:

GRUPO SANTANDER MONITORING METRICS
	2012	2011	2010	2009	2008
Net loans/net assets*	74%	77%	75%	79%	79%
Net loan-to-deposit ratio	113%	117%	117%	135%	150%
Customer deposits and medium and long term funding/net loans	118%	113%	115%	106%	104%
Short term wholesale funding/net liabilities	2%	2%	3%	5%	7%
Structural liquidity surplus (%/net liabilities*)	16%	13%	14%	8%	4%

*	Balance sheet for liquidity management purposes.

Note: In 2011 and 2012, customer deposits include retail commercial paper in Spain (excluding short term wholesale funding).

At the end of 2012, and compared to 2011, Grupo Santander registered:

•

A fall in the ratio of loans/net assets (total assets less trading derivatives and interbank balances) to 74% due to the decline in lending in the environment of deleveraging. The ratio reflects the retail nature of Santander’s balance sheet.

•

An improvement in the net loan-to-deposit ratio to 113% (including retail commercial paper) from 117% in 2011. This continued the downward trend started in 2008 (150%), the result of the effort made to capture retail deposits throughout the Group.

•

The ratio of customer deposits and medium and long term financing/lending also improved, combining the improvement in liquidity from business management with the Group’s issuance capacity. The ratio was 118% (113% in 2011), well above 104% in 2008.

•	Recourse to short-term wholesale funding was also reduced (below 2%), in line with that in 2011.

•

Lastly, the Group’s structural surplus (i.e., the excess of structural financing funds -deposits, medium and long term funding and capital- over structural liquidity needs -net loans and fixed assets-) rose significantly in 2012 to €157 billion, basically due to the reduction in the commercial gap.

This improvement in the Group’s liquidity position is the result of the evolution of several subsidiaries. Of note were Spain and Portugal with a combined loan-to-deposit ratio (including retail commercial paper) of 97% at the end of 2012 (118% in 2011), which improved the Group’s average ratio.

The table below sets out the most frequently used liquidity ratios for Santander’s main units at the end of 2012.

LIQUIDITY RATIOS FOR THE MAIN UNITS
December 2012. (%)
	Net loan-to-deposit ratio	Deposits+M & LT funding/net loans
Spain	96	148
Portugal	108	105
Santander Consumer Finance	178	69
Poland-BZ WBK	87	116
UK	129	108
Brazil	107	122
Mexico	82	132
Chile	132	98
Argentina	83	120
US	108	121

Total Group	113	118

Note: In Spain, including retail commercial paper in deposits.

The drivers behind the improvements in the liquidity ratios in 2012, at Group level and in the subsidiaries, were:

•	A generalized reduction in the commercial gap, taking advantage of the capacity to capture customer funds and the deleveraging trends in some countries, and;

•	A high issuance capacity in wholesale markets.

As regards the first factor, many units in 2012 focused on increasing their customer deposits as the basis for financing growth in lending.

The greater growth was concentrated in Spain (+€22 billion) where Santander took advantage of customers searching for quality to gain market share (via deposits and retail commercial paper) in a market undergoing restructuring. The combination of this trend with the decline in lending because of deleveraging explains the significant improvement in liquidity ratios. Portugal shows similar, but not as strong, trends.

Overall, these trends enabled the units in Spain and Portugal to reduce their commercial gap by more than €42 billion, a volume almost double that of the maturities in their issues of medium and long term debt during the year.

In the U.K., the U.S.and Latin America, where there is increasing access to more normalized medium and long term wholesale markets, the evolution of deposits in the various units was limited to accompanying growth in lending. In the case of Santander Consumer Finance and Poland’s BZ WBK (the latter with a surplus of deposits over loans) management was more focused on optimizing the cost of funds.

Regarding issuance, the Group was supported by market and currency diversity, and by the “windows” offered by euro markets, to maintain high levels of fund raising even in unfavorable scenarios.

The Group captured €43 billion in medium and long term issues of fixed income and securitizations in 2012. The chart below sets out their distribution by instruments and geographic areas.

Issues were made in 10 currencies, involving 13 issuers in 10 countries, with an average maturity of around 4.3 years.

Medium and long term issues (senior debt and covered bonds) raised €31 billion. Two points are worth mentioning:

•	The parent bank’s issuance capacity (almost €16 billion with Banesto) in a scenario as adverse as that in 2012, which underscored Santander’s financial strength for international investors.

•

The jump made by Latin American units both in quantitative (more than €8 billion issued) and qualitative terms: the four main countries (Brazil, Mexico, Chile and Argentina) made issues. Furthermore, Mexico and Chile made benchmark issues in the region (10-year senior debt in dollars with a high quality international demand).

In securitizations, the Group’s subsidiaries placed in the market close to €12 billion of securitization bonds and medium and long term structured funding collateralized by securitization bonds or covered bonds.

Along with the U.K. market which took 84% of the Group’s placements, also noteworthy was the securitization activity of Santander Consumer Finance backed by investors’ appetite for its assets. This demand enabled two new units of Santander Consumer Finance to access new wholesale markets (Finland and Sweden). In both cases, the Group made the first securitization of auto finance loans.

Regulatory ratios

Finally, regarding regulatory ratios, in 2013 the Basel Committee approved the definitive implementation of the liquidity coverage ratio (LCR), both as regards to defining the eligible assets to include in the liquidity buffer, as well as the period for their gradual introduction. Implementation will begin on 1 January 2015, with 60% coverage, gradually raised by 10 points a year to 100% in 2019.

At the end of 2012, Grupo Santander comfortably met the full requirements of the new LCR ratio regarding its complete application.

2. Increase in the liquidity reserve

This is the second main aspect which reflects the improvement in the Group’s liquidity position during 2012.

The liquidity reserve is the total of the highly liquid assets of the Group and its subsidiaries. It serves as a last resort recourse at times of maximum stress in the markets, when it is impossible to obtain funding with adequate maturity terms and prices.

As a result, this reserve includes deposits in central banks and cash, unencumbered sovereign debt, undrawn credit lines granted by central banks, as well as other assets eligible as collateral and other undrawn credit lines in official institutions (FHLB, etc.), all of which reinforce the solid liquidity position of the Group and its subsidiaries.

At the end of 2012, Grupo Santander’s liquidity reserve amounted to more than €217 billion (over 20% of the total Group’s external financing). The structure of this volume by type of asset, according to the effective value (net of haircuts), was as follows:

LIQUIDITY RESERVE AT 31/12/2012
Effective value (net of haircuts) in million euros
Cash and holdings at central banks	83,909
Uncumbered sovereign debt	41,930
Undrawn credit lines granted by central banks	79,116
Assets eligible as collateral and undrawn credit lines	12,120

Liquidity reserve	217,075

Note: the reserve excludes other assets of high liquidity such as listed fixed income and equity portfolios.

As of December 31, 2012, the liquidity reserve was located as follows: €107 billion in the U.K., €90 billion in the rest of the units in the convertible currencies area, and the remaining €20 billion mainly in Latin America and Poland.

In 2012, the Group was particularly active in generating eligible assets generally linked to the development of business with customers. This enabled both the maturities of existing assets as well as cuts in credit ratings and in the value of guarantees to be offset when obtaining liquidity from central banks.

At the same time, the extraordinary liquidity measures put into effect by central banks have increased the discounting capacity of the banking sector as a whole. In the case of Grupo Santander, and backed by the quality of its assets, this capacity rose from around €100 billion in 2010 and 2011 to around €130 billion at the end of 2012.

Encumbered assets-funding

Finally, it is worth mentioning the moderate weight of secured funding in the Group’s liquidity position, either in raising medium and long term wholesale funds, or in the central bank funding via discounts of eligible assets, as well as by capturing customer deposits via fixed income repos.

•

Regarding wholesale funding, of note are issues of covered bonds (mortgage and public sector), as well as the placement of securitizations and other secured funding (structured, FHLB lines). At the end of 2012, the Group had placed in the market more than €67 billion of covered bonds in nominal value (€3.5 billion public sector and the rest mortgage-backed), as well as €57 billion of securitizations and other collateralized funding.

•

With respect to the generation of eligible assets, the various subsidiaries issue central bank eligible covered bonds and securitizations that they retain in portfolio to be used as collateral in the financing facilities of central banks with whom they operate. The Group also has loans eligible for direct discounting in central banks, part of which are pledged in various facilities. At the end of 2012, the Group had obtained €49 billion of financing through central bank discounting. Most of these funds are deposited back in central banks, increasing the liquidity reserve, and so they barely contributed to net financing.

•

Lastly, around €48 billion of the total customer deposits relate to repos, secured by fixed income portfolios. The rest of repos related to market activities did not contribute to financing the Group’s commercial activity so that they are netting off the fixed-income portfolios in the balance sheet for liquidity management purposes.

At the end of 2012, the Group had in net terms €174 billion of financing of its activity (18% of its net liabilities, i.e. of the liquidity balance sheet) collateralized via the aforementioned items.

5.4 Funding outlook for 2013

Grupo Santander began 2013 with a comfortable liquidity position and lower issuance needs in the medium and long term due to the deleveraging process, which allowed the Group to return €24 billion, borrowed in 2011, to the ECB at the end of January 2013.

It does not have any relevant concentration of maturities in the coming years and, furthermore, the various dynamics of the business areas and markets make it unnecessary to cover all the maturities. This will lead the Group to develop differentiated strategies in each of them.

In Spain and Portugal, as in 2012, the units are expected to generate sufficient liquidity in commercial businesses to cover medium and long term maturities, whose total volume will not be very different to the maturities in 2012. Of note among the rest of the European units is the ongoing Santander Consumer Finance strategy of securitizations to achieve its self-financing in the short term.

In the U.K., part of the liquidity surplus accumulated in 2012 was used to finance the growth of the unit and part of the maturities of issues while reinforcing and optimizing its deposits base. Deposits in the U.S. will continue to accompany lending growth.

In Latin America, where activity is more dynamic, the emphasis will be maintained on growth in deposits in order to finance commercial activities, while strengthening issuance in wholesale markets opened to the Group’s large units.

In any case, while current uncertainty persists, Santander will continue its conservative issuance policy in order to strengthen its solid position.

The issues made by the parent bank in Spain in January 2013 are a good example of this strategy. Taking advantage of the reduced market tensions and the lower risk premium of Spanish sovereign debt, Banco Santander made two issues of senior debt and covered bonds and captured €3 billion at a maturity term well above the previous year (7 and 5 years, respectively, compared to an average of 4.3 years in 2012) and significantly lower costs (in the case of the senior debt, 20% less than the average cost in 2012 despite more than doubling the average maturity of the previous year).

Part 6. Operational risk

6.1 Definition and objectives

Grupo Santander defines operational risk (OR) as the risk of losses from defects or failures in its internal processes, employees or systems, or those arising from unforeseen circumstances. They are, in general, purely operational events, which makes them different from market or credit risks, although they also include external risks, such as natural disasters.

The objective in control and management of operational risk is to identify, measure/evaluate, control/mitigate and monitor this risk. The Group’s priority, is to identify and eliminate risk focuses, regardless of whether they produce losses or not. Measurement also helps to establish priorities in management of operational risk.

Grupo Santander opted, from the beginning, to use the standard method for calculating regulatory capital by operational risk, envisaged in the BIS II rules. The Group is weighing up the best moment to adopt the focus of advanced models (AMs), bearing in mind that a) the short term priority in management of operational risk centers on its mitigation; and b) most of the regulatory requirements established for being able to adopt the AMs must be incorporated into the standard model (already achieved in the case of Grupo Santander’s operational risk management model).

6.2 Corporate governance and organizational model

The organizational model for controlling and managing risks is in line with the Basel guidelines and establishes three levels of control:

•	First level: control functions conducted by the Group’s units. It seeks to ensure that business and the institution as a whole does not incur this type of risks.

•	Second level: functions carried out by the corporate areas. It establishes rules and controls compliance by the first layer of control.

•	Third level: integral control functions by the risks division integral control area and internal validation of risk (CIVIR).

This model is constantly reviewed by the internal auditing division.

In the technology and operations division, the corporate area of technological and operational risk (CATOR) defines the policies and methodology, as well as managing and controlling the technological and operational risks.

The Group believes it is convenient for the first and second layer of control functions to be developed within this division, where operational risk is managed more directly and which has the most appropriate resources and staff to identify, measure, assess and mitigate this risk. All of this is conducted within a recurring supervision of the Group’s bodies of control, in accordance with its strong risk management culture.

All local areas are responsible for the implementation, integration and local adjustment of the policies and guidelines established by the corporate area, carried out by the operational risk executives in each of the units.

This operation risk management structure is based on the knowledge and experience of the executives of the Group’s various areas. Particular importance is given to the role of local executives.

The two committees for managing and controlling technological and operational risk (TOR) are:

•

Corporate Committee of TOR, which comprises executives from the various divisions related to management and control of this risk: its objectives are to supply a broad view of operational risk in the Group and establish effective measures and corporate criteria in the spheres of management, measurement, monitoring and mitigation of this risk.

•

Corporate Committee of CATOR: it meets twice a month. This committee monitors CATOR’s projects and the Group’s risk exposure. Local executives and those from integral control of risks also form part of the committee.

The Group monitors and controls technological and operational risk through its governance bodies. The board, the executive committee and the Group’s management committee regularly include treatment of relevant aspects in management and mitigation of operational risk.

The Group, through approval in the risk committee, also establishes every year operational risk limits. A risk appetite is set which must be situated in low and medium-low profiles, which are defined on the basis of the level of the various ratios. Limits are set by country and for the Group on the basis of the gross loss/gross income ratio.

Finally, the corporate governance structure was increased in 2012, by incorporating:

•

Monthly committees between CATOR and CIVIR. The contents of this committee are diverse, although focused on aspects such as organization and governance, review of the tools and management methodologies of TOR and of the evolution of exposure to this risk.

•

Committee of Local Information Security Officers (LISOs), which guarantees implementation of the corporate model of security in each country/unit and identifies and drives the measures for continuous improvement in the Group’s security.

•

Monthly committee of review and continuous monitoring of issues related to management of TOR in the sphere of production and management of infrastructure, fostering global actions to mitigate risk. It is held with executives of the Group’s technology areas.

6.3 Risk management model

The Group’s operational risk management incorporates the following elements:

The various phases of the technological and operational risk management model are:

•	Identify the operational risk inherent in all activities, products, processes and banking systems.

•	Measure and assess the operational risk objectively, continuously and in line with the regulatory standards (Basel II, Bank of Spain) and the banking industry, establishing risk tolerance levels.

•	Continuously monitor the exposure of operational risk, implement control procedures, improve internal knowledge and mitigate losses.

•	Establish mitigation measures that eliminate or minimize operational risk.

•	Produce regular reports on the exposure to operational risk and the level of control for senior management and the Group’s areas/units, as well as inform the market and regulatory bodies.

•

Define and implement systems that enable operational risk exposures to be watched over and controlled and integrated into the Group’s daily management, taking advantage of existing technology and seeking the maximum computerization of applications.

•	Define and document operational risk management policies, and introduce methodologies for managing this risk in accordance with regulations and best practices.

Grupo Santander’s operational risk management model contributes the following advantages:

•	Integral and effective management of operational risk (identification, measurement/assessment, control/ mitigation and information).

•	Better knowledge of existing and potential operational risks and assigning responsibility for them to the business and support lines.

•	Operational risk information helps to improve the processes and controls, reduce losses and the volatility of revenues.

•	Facilitates the establishment of operational risk appetite limits.

Implementing the model: global initiatives and results

The main functions, activities and global initiatives adopted seek to ensure effective management of operational and technological risk are:

•	Define and implement the framework for corporate management of technological and operational risk management.

•	Designate coordinators and create operational risk departments.

•	Training and interchange of experiences: communication of best practices within the Group.

•	Foster mitigation plans: ensure control of implementation of corrective measures as well as ongoing projects.

•	Define policies and structures to minimize the impact on the Group of big disasters.

•	Maintain adequate control on activities carried out by third parties in order to meet potential critical situations.

•	Supply adequate information on this type of risk.

The corporate function enhances management of technological risk (TR), strengthening the following aspects among others:

•	The security of the information systems.

•	The contingency and business continuity plans.

•

Management of risk associated with the use of technologies (development and maintenance of applications, design, implementation and maintenance of technology platforms, output of computer processes, etc.).

Almost all the Group’s units are incorporated into the model and with a high degree of uniformity. However, due to the different pace of implementation, phases, schedules and the historical depth of the respective databases, the degree of progress varies from country to country.

In general, all the Group’s units continue to improve all aspects related to operational risk management. This can be seen in the annual review by the internal auditing unit.

6.4. Measurement model and risk assessment

A series of quantitative and qualitative corporate techniques/tools have been defined to measure and assess technological and operational risk, which are combined to make a diagnosis (on the basis of the risks identified) and obtain an assessment (through measurement/evaluation) of the area/unit.

The quantitative analysis of this risk is carried out with tools that register and quantify the level of losses associated with TOR events. These include:

•

An internal database of events, whose objective is to capture all the Group’s losses from operational risk. The capturing of events related to operational risk is not restricted by setting thresholds (i.e. there are no exclusions for reasons of amount) and there are both events with accounting impact (including positive effects) as well as non-accounting ones.

•	Accounting conciliation processes have been established that guarantee the quality of the information gathered in the databases.

•	The main events of the Group and of each operational risk unit are particularly documented and reviewed.

•	An external database of events, as the Group participates in international consortiums, such as the Operational Risk Exchange (ORX).

•	Capital calculation by the standard method (see the corresponding section in the report on Prudential Relevance Report/Pillar II).

The tools defined for quantitative analysis seek to assess aspects (coverage/exposure) linked to risk profile. These tools are mainly:

•

A map of processes and risks and self-assessment questions. An adequate evaluation of the risks, on the basis of the expert criterion of the managers, enables a qualitative view of the Group’s main focuses of risk to be obtained, regardless of having materialized before.

•

Corporate system of operational risk indicators, in continuous evolution and coordination with the internal control area. They are various types of statistics or parameters that provide information on an institution’s exposure to risk. These indicators are regularly reviewed in order to alert them to changes that could reveal problems with risk.

The Group’s units in 2012 continued to make progress in exercises of risk self-evaluation. This evolution focused on the bases of risks to be evaluated, with a substantial enriching, as well as on incorporating to the methodology the estimated inherent and residual loss and the qualitative VaR according to the map of processes and risks. The experts from the various business and support areas assessed the risks associated with their processes and activities, estimating the average frequency of occurrence of the materialization of risks as well as the average severity.

The exercise also incorporated evaluating the greatest risk, the environment of control and linkage to compliance and reputational risk.

6.5. Evolution of the main metrics

As regards the databases of events, and consolidating the total information received, the evolution of net losses by Basel risk category in the last three years is set out below:

The evolution of losses by category shows a reduction in relative terms of external fraud and execution, delivery and management of processes thanks to the measures taken for their mitigation.

The category of practices with clients, products and business – which includes customer complaints on erroneous marketing, incomplete information and inexact products – increased. Of note was the contribution of payment protection insurance for clients in the U.K.. It should be pointed out that the complaints raised with the Group relate to a general problem in the U.K. banking sector, and the volume of complaints against the bank is considered proportionate to its market share. Although these events were sufficiently provisioned in 2011 by the Group, the settlements for these clients increased in 2012, in accordance with the planning by the unit.

The chart below sets out the evolution of the number of operational risk events by Basel category over the last three years.

6.6 Mitigation measures

The Group has a stock of mitigation measures (more than 900 active ones, of which more than 400 started in 2012), established in response to the main risk sources. They have been identified by analyzing the tools used to manage operational risk, as well as the organizational and development model and by implementing preventative policies and procedures for managing and controlling risk.

The percentage of measures on the basis of the source and management tool, which identified the risk necessary to mitigate, was as follows:

The measures referred to are turned into action plans which are distributed in the following spheres:

The main mitigation measures centered on improving the security of customers in their usual operations, as well as continued improvements in processes and technology. Regarding the reduction of fraud, the main specific measures were:

•	Electronic fraud. Measures were established at the corporate and local levels, such as:

•

Improvements in the tracking of customer operations conducted by electronic banking, mobile phones and telephone banking (teams with specialized staff and intelligence software). These expert systems of scoring enable anomalies to be detected in the movements of customers and to warn them of suspicious operations.

•	Increased security in confirming customers’ operations using strong procedures for the signature of operations.

These measures are locally implemented in the Group’s various countries such as the OTP-SMS passwords or physical devices that generate access codes (physical token).

•	Strengthening mechanisms to identify operations. Validation processes for activating telematics.

•	Technical measures for detecting and warning of the theft of customers’ credentials (phishing).

•	Fraud in the use of cards:

•	Migration to card technologies with chip (EMV).

•

Improvements in ATM security, including mechanisms to detect the falsification of cards (anti-skimming). These mechanisms are specifically orientated to prevent the cloning of cards or the capturing of PINs.

The Group finished installing a new corporate system (SANSIRO) that supports all operational risk management tools and facilitates functions and information needs and reporting at both the local and corporate levels. The main features are:

•	It has the following modules: registry of events, map of risks and evaluation, indicators and reporting systems.

•	An application tool for all the Group’s institutions.

•	All operational risk management processes are automated.

•

In 2013, we will continue to invest in the platform and add elements that contribute to continuous improvement, incorporating the continuous evolution of methodologies related to management and control of this risk.

The different areas that cover this platform are:

In addition, a corporate methodology of operational risk scenarios is being developed in 2013, following various pilot experiences in 2012 such as that developed in the U.K. unit and the participation in the exercise led by the ORX consortium.

6.7. Other aspects of control and monitoring of operational risk

Analysis and monitoring of controls in market operations

Due to the specific nature and complexity of financial markets, the Group considers it necessary to strengthen continuously operational control of this activity, thereby enhancing the very demanding and conservative risk and operating principles that Grupo Santander already regularly applied.

Regardless of the monitoring of all aspects related to operational control, attention in all the Group’s units to the following aspects is reinforced:

•	Review of the valuation models and in general the valuation of portfolios.

•	Processes to capture and independently validate prices.

•	Adequate confirmation of operations with counterparties.

•	Review of cancellations/modifications of operations.

•	Review and monitoring of the effectiveness of guarantees, collateral and risk mitigants.

Corporate information

The corporate area of technology and operational risk control has an integral management information system for operational risk, which consolidates every quarter the information available in each country/unit in the sphere of operational risk, so that it has a global view with the following features:

•	Two levels of information: corporate with consolidated information and the other individualized for each country/ unit.

•	Dissemination of the best practices between Grupo Santander’s countries/units, obtained through a combined study of the results of qualitative and quantitative analysis of operational risk.

Additionally, we elaborate information on the following points:

•	Operational risk management model in Grupo Santander.

•	Human resources and perimeter of activity.

•	Analysis of the database of errors and incidents.

•	Operational risk cost and accounting conciliation.

•	Self-assessment questionnaire.

•	Indicators.

•	Mitigating/active management measures.

•	Business continuity and contingency plans.

•	Regulatory framework: BIS II.

•	Insurance.

This information is the basis for complying with the reporting needs to the risk committee, senior management, regulators, rating agencies, etc.

Insurance in the management of operational risk

Grupo Santander regards insurance as a key element in management of operational risk. The area responsible for operational risk has been closely cooperating with the Group’s insurance area since 2004 in all those activities that entail improvements in both areas. For example:

•	Cooperation in the exposure of the Group’s operational risk control and management model to insurance and reinsurance companies.

•

Analysis and monitoring of recommendations and suggestions to improve operational risks made by insurance companies, via prior audits conducted by specialized companies, as well as their subsequent implementation.

•	Exchange of information generated in both areas in order to strengthen the quality of the databases of errors and the perimeter of coverage of the insurance policies for the various operational risks.

•	Close cooperation between local operational risk executives and local coordinators of insurance to strengthen mitigation of operational risk.

•	Regular meetings on specific activities, states of situation and projects in both areas.

•	Active participation of both areas in the unit for global sourcing of insurance, the Group’s maximum technical body for defining coverage strategies and contracting insurance.

Part 7. Compliance and reputational risk

7.1 Definitions and objective

The compliance risk is the risk of receiving economic or other sanctions, or other types of disciplinary measures by supervisory bodies for not complying with laws, regulations, rules, standards of self-regulation or codes of conduct applicable to the activity developed.

The reputational risk is that linked to the perception of the Group by its various stakeholders, both internal and external, of its activity, and which could have an adverse impact on results, capital or business development expectations. This risk relates to juridical, economic-financial, ethical, social and environmental aspects, among others.

The Group’s objective in the sphere of compliance risk is: (i) to minimize the probability that irregularities occur; and (ii) that the irregularities that could eventually occur are identified, reported and quickly resolved. As for reputational risk, bearing in mind the diversity of sources from which it can arise, the objective of management is to identify them and ensure that they are duly tended to so that their probability is reduced and the eventual impact is mitigated.

7.2. Corporate governance and the organizational model

In the exercise of its general function of supervision, the Bank’s board is responsible for approving the general policy of risks. In the sphere of compliance and reputational risk, the board is the owner of the Group’s General Code of Conduct, the global policy for the prevention of money-laundering and the financing of terrorism and the marketing policy for products and services.

The delegated risks committee proposes to the board the Group’s risk policy. Furthermore, as the body responsible for global risk management, it assesses the reputational risk of its sphere of action and decisions.

The audit and compliance committee is entrusted with, among others, the functions of supervising compliance with legal requirements, watching over the effectiveness of internal control systems and risk management, supervising compliance with the Group’s code of conduct in the securities markets, with the manuals and procedures for the prevention of money-laundering and, in general, with the bank’s rules of governance and compliance, and make the necessary proposals for their improvement, as well as review compliance with the actions and measures resulting from reports or actions of the administrative authorities responsible for supervision and control.

The compliance function reports constantly to the board and mainly via the audit and compliance committee. The head of the Group’s compliance informed this committee at the 11 meetings it held in 2012 and also once at a meeting of the delegated risks committee, without detriment to attending other sessions of this committee when submitting to it operations which might have an impact from the standpoint of reputational risk.

The last stage of governance consists of corporate committees of rule compliance, of analysis and resolving and marketing (the latter two specialized in their respective matters: prevention of money-laundering and marketing of products and services), with a global scope (every country, every business) and which are replicated at the local level.

From the risks division, the area of integral control and internal validation of risks (CIVIR) in the exercise of its functions of supporting the risks committee supervises the control framework applied for risk and reputational compliance, facilitating, in turn, information to the Group’s bodies of control.

The organizational model revolves around the corporate area of compliance and reputational risk, integrated into the division of the general secretariat, which is entrusted with managing the Group’s compliance and reputational risks. Within the area, led by the head of the Group’s compliance, is the corporate office of reputational risk and the central department of prevention of money-laundering and financing of terrorism. This structure is replicated at the local level and also in global businesses, having established the opportune functional reports for the corporate area.

7.3. Risk management model

The main responsibility of compliance and reputational risk management is shared between the compliance area and the different business and support units, which conduct the activities that give rise to risk. The responsibility for developing policies and implementing the corresponding controls lies with the compliance area, which is also responsible for advising senior management on these matters and fostering a culture of compliance, all of this in a framework of an annual programme whose effectiveness is regularly evaluated.

The area directly manages some of these basic risks (money-laundering, codes of conduct, marketing of products, etc.) and ensures that the rest is duly tended to by the corresponding unit of the Group (responsible financing, data protection, customers’ complaints, etc.), having established the opportune control and verification systems.

One of the functions of internal auditing is to carry out the tests and reviews required to ensure that the rules and procedures established in the Group are fulfilled.

The area of integral control and internal validation of risk supervises the correct execution of the risk management model. Internal auditing, within its functions, conducts the necessary tests and reviews in order to check compliance with the rules and procedures established in the Group.

Policies

The general code of conduct is the central plank of the Group’s compliance program. This code, which enshrines the ethical principles and rules of conduct that must govern the actions of all Grupo Santander’s employees, is complemented in certain matters by the rules that are in the codes and manuals of the various sectors.

The following form part of the codes and manuals of sectors: the Manual for the Prevention of Money-laundering and Financing of Terrorism, the Code of Conduct in the Securities Markets, the Manual of Procedures for the Sale of Financial Products, the Code of Conduct for Analysis Activity, the Research Policy Manual, the Manual of Conduct in the Management of Foreclosed Properties, the Manual of Conduct in the Management of Purchases, etc. as well as the notes and circulars that develop specific points of these codes and manuals.

The code also establishes: (i) the functions and responsibilities in matters of compliance of the governance bodies and of the Group’s management areas affected; (ii) the rules that regulate the consequences of non-compliance; and (iii) a channel for formulating and handling communications for presumably illicit activity.

Governance and organization

The corporate office of compliance is responsible, under the supervision of the audit and compliance committee and the committee for compliance with rules, for supervising the effective implementation and monitoring of the general code of conduct.

The rule compliance committee, chaired by the Group’s secretary general, has powers in all matters inherent in the compliance function, without detriment to those assigned to the two existing specialized bodies in the area (the corporate marketing committee for the marketing of products and services and the analysis and resolution committee for prevention of money-laundering and financing of terrorism).

It is made up of representatives of internal auditing, the general secretariat, financial management, human resources and the most directly affected business units.

This committee held five meetings in 2012.

The Group’s compliance management has the following functions as regards management of compliance and reputational risks:

1. Implement the Group’s general code of conduct and other codes and manuals for sectors.

2. Supervise the training activity of the compliance program conducted by the human resources area.

3. Direct the investigations into the possible committing of acts of non-compliance. Help can be sought from internal auditing and the sanctions that might arise be proposed to the committee.

4. Cooperate with internal auditing in the regular reviews carried out on compliance with the general code and with the codes and manuals of sectors, without detriment to the regular reviews which, on matters of rule compliance, are conducted by compliance management directly.

5. Receive and handle the accusations made by employees or third parties via the relevant channel.

6. Advise on resolving doubts that arise from implementing codes and manuals.

7. Draw up an annual report on implementing the compliance program for the audit and compliance committee.

8. Regularly inform the general secretary, the audit and compliance committee and the board on implementation of the compliance policy and the compliance program.

9. On a yearly basis, assess the changes that need to be introduced into the compliance program, particularly in the event of detecting unregulated business areas and procedures susceptible to improvement, and propose the changes to the audit and compliance committee.

The Group’s compliance management also manages the prevention of the penal risks model, which came into effect with the entry into force of Organic Law 5/2010, which introduced penal responsibility for institutions that commit crimes on their own behalf and for their benefit by administrators or representatives and by employees as a result of the lack of control. This model was fully installed into Grupo Santander in Spain during 2012, including the design and implementation of a risks map with its corresponding controls, the drawing up of a prevention manual and a protocol to be applied in the event of a penal procedure beginning, as well as various training aspects and staff awareness of the penal risk.

Regarding the codes and manuals of the sectors, the focus of the compliance program is on the following operational spheres, among others:

•	Prevention of money-laundering and the financing of terrorism.

•	Marketing of products and services.

•	Conduct in the securities markets.

•	Relations with regulators and supervisors.

•	Drawing up and disseminating the Group’s institutional information.

Prevention of money-laundering and financing of terrorism

Policies

As a socially responsible organization, it is a strategic objective for Grupo Santander to have an advanced and effective system for the prevention of money-laundering and the financing of terrorism, constantly adapted to the latest international regulations and with the capacity to tackle the appearance of new techniques by criminal organizations.

The function of the prevention of money-laundering and of the financing of terrorism revolves around policies that set minimum standards that Grupo Santander’s units must observe, and is formulated in accordance with the principles contained in the 40 recommendations of the Group of International Financial Action and the obligations and assumptions of directive 2005/60/EC of the European Parliament and of the Council, of October 26, 2005, on the prevention of using the financial system to launder money and finance terrorism.

The corporate policy and rules that develop it have to be complied with in all the Group’s units in the world. By units we mean all the banks, subsidiaries, departments or branches of Banco Santander, both in Spain and abroad which, in accordance with their legal statute, must submit to the regulations regarding the prevention of money-laundering and the financing of terrorism.

Governance and organization

The organizational function of the prevention of money-laundering and of the financing of terrorism rests on three areas: the analysis and resolution committee (ARC), the central department for the prevention of money-laundering (CDPML) and prevention executives at various levels.

The analysis and resolution committee is a collegiate body of corporate scope chaired by the Group’s general secretary and comprising representatives of internal auditing, the general secretariat, human resources and the business units most directly affected. The ARC held four meetings in 2012.

The CDPML establishes, coordinates and supervises the systems and procedures for the prevention of money-laundering and the financing of terrorism in all the Group’s units.

There are also prevention executives at four different levels: area, unit, branch and account. In each case their mission is to support the CDPML from a position of proximity to clients and operations.

As of December 31, 2012, at the consolidated level, a total of 714 people (three quarters of them full time) work in prevention activities and tend to 182 units in 38 countries.

Grupo Santander has established in all its units and business areas corporate systems based on decentralized IT applications. These enable operations and customers, who because of their risk need to be analyzed, to be directly presented to the branches of the account or customer relation managers. The tools are complemented by others of centralized use which are operated by teams of analysis from prevention units who, on the basis of certain risk profiles and changes in certain patterns of customer behavior, enable operations susceptible of being linked to money-laundering and/or the financing of terrorism to be analyzed, identified early on and monitored.

Banco Santander is a founder member of the Wolfsberg Group, and forms part of it along with 10 other large international banks. The Wolfsberg Group’s objective is to establish international standards that increase the effectiveness of programmes to combat money-laundering and the financing of terrorism in the financial community.

Various initiatives have been developed which have treated issues such as the prevention of money-laundering in private banking, correspondent banking and the financing of terrorism, among others. Regulatory authorities and experts in this area believe that the principles and guidelines set forth by the Wolfsberg Group represent an important step in the fight against money-laundering, corruption, terrorism and other serious crimes.

Main actions

The Group analyzed a total of 21.1 million operations in 2012 (24.8 million in 2011) both by the commercial networks as well as money-laundering prevention teams, of which more than one million were by the units in Spain.

The CDPML and the local departments of prevention conduct annual reviews of all the Group’s units throughout the world. In 2012, 162 units were reviewed (172 in 2011), 26 of them in Spain and the rest abroad, and reports were issued, where for every case identified the corresponding recommendations and measures to be taken to improve and strengthen systems were registered.

In 2012, 242 measures to be adopted were established (268 in 2011), which are being monitored until their full and effective implementation.

In 2012, training courses were given for the prevention of money-laundering to a total of 105,664 employees (119,976 in 2011) and for 146,911 hours.

MAIN INDICATORS OF ACTIVITY
2012	Subsidiaries reviewed*	Cases investigated	Communications to authorities	Employees trained
Total	162	65,727	19,219	105,664

*	By the CDPML and local money-laundering prevention units.

Marketing of products and services

Policies

At Grupo Santander, management of the reputational risk that could arise from an inadequate sale of products or from an incorrect provision of services by the Group is conducted in accordance with the corporate policies of reputational risk management derived from the marketing of products and services.

These corporate policies aim to set a single corporate framework for all countries, businesses and institutions: (i) strengthening organizational structures; (ii) ensuring that the decision-making committees oversee not only the approval of products or services, but also the monitoring of them during their whole life; and (iii) set the guidelines for defining uniform criteria and procedures for the whole Group for the marketing of products and services, covering all phases (admission, pre-sale, sale and post-sale).

The developments and specific adjustment of these policies to the local reality and to local regulatory requirements is carried out through local internal rules in the Group’s various units, following authorization by the corporate area of compliance and reputational risk.

Governance and organization

The corporate and local marketing committees, the global consultative committee, the corporate committee of monitoring and the corporate and local branches comprise the organizational structure for handling the risk that could arise from an inappropriate marketing of products and services.

The corporate committee of marketing (CCM) is the Group’s maximum decision-making body for approving products and services and is chaired by the Group’s secretary general. It is made up of representatives of the divisions of risks, financial management, technology and operations, the general secretariat, general audit and control, internal auditing, retail banking, global wholesale banking, private banking, asset management and insurance.

The CCM analyses, in particular, the adequacy of the product or service to the framework where it is going to be marketed. Special attention is paid to ensuring that:

•	Each product or service is sold by suitable staff.

•	Customers are provided with the necessary and adequate information.

•	The product or service is adjusted to the customer’s risk profile.

•	Each product of service is assigned to the right market, not only for legal or tax reasons, but also to meet the market’s financial culture.

•	The products and services fulfill the requirements of the corporate marketing policies and, in general, the applicable internal and external rules.

At the local level, local marketing committees (LCM) are established, which channel toward the CCM proposals to approve new products—after a favorable opinion has been issued as initially they do not have powers delegated in them—and approve products that are not new and marketing campaigns of them.

The marketing committees, in the respective approval processes, take a risk-focused stance from the double perspective of bank/client. The global consultative committee (GCC) is the advisory body of the corporate marketing committee and consists of representatives of the areas that provide a view of regulatory and market risk. The GCC, which meets around every three months, can recommend a review of products that are affected by changes in markets, deterioration of solvency (country, sectors or companies) or by changes in the Group’s view of the markets in the medium- and long-term.

The corporate monitoring committee (CMC) is the Group’s decision-making body for the monitoring of products and services. It is chaired by the secretary general and has representatives from internal auditing, legal advice, compliance, customer attention and the business areas affected (permanent representation of the retail network). It meets every week to raise and resolve specific issues related to the marketing of products and services at the local level as well as by the Group’s units abroad.

The corporate office of reputational risk management (CORRM) provides the governance bodies with the information needed for: (i) adequate analysis of risk in approvals, from the standpoint of the bank and the impact on the client; and (ii) monitoring of products throughout their life cycle.

At the local level there are reputational risk management offices, which are responsible for promoting the risk culture and ensuring that approval and monitoring of products is developed in their respective local sphere in line with the corporate guidelines.

Main actions

During 2012, the committee met 14 times (19 times during 2011, and 21 times during 2010) and analyzed 140 new products/services. The corporate office of reputational risk was presented with 61 products/services considered not new for approval and resolved 171 consultations from areas and countries. The products approved by the corporate office of reputational risk management were successive issues of products that had been previously approved by the CCM or the LCM, after being given this power. The GCC held three meetings in 2012 (3 in 2011, and 3 in 2010).

Monitoring of products and services approved is done locally (local committee of monitoring of products or equivalent local body, such as the LCM). The conclusions are set out in reports every four months for the CORRM, which prepares integrated reports on all the Group’s monitoring for the CMC.

The CMC held 44 meetings in 2012 (42 in 2011 and 46 in 2010) at which incidents were resolved and information analyzed on the monitoring of products and services, at both the local level as well as the Group’s units abroad.

Both the audit and compliance committee and the rule compliance committee were informed during 2012 of the control and monitoring framework of the markets in financial instruments directive (MiFID), as well as various aspects related with the directive.

Code of conduct in the securities markets

Policy

This is set by the code of conduct in the securities markets (CCSM), complemented, among others, by the code of conduct for analysis activity, the research policy manual and the procedure for detecting, analyzing and communicating operations suspected of market abuse.

Governance and organization

The organization revolves around the corporate office of compliance together with local compliance management and that of subsidiaries.

The functions of compliance management with regard to the code of conduct in the securities markets are as follows:

1. Register and control sensitive information known and/or generated by the Group.

2. Maintain the lists of securities affected and related personnel, and watch the transactions conducted with these securities.

3. Monitor transactions with restricted securities according to the type of activity, portfolios or collectives to whom the restriction is applicable.

4. Receive and deal with communications and requests to carry out own account transactions.

5. Control own account transactions of the relevant personnel.

6. Manage failures to comply.

7. Resolve doubts on the CCSM.

8. Register and resolve, in the sphere of its responsibilities, conflicts of interest and situations that could give rise to them.

9. Assess and manage conflicts arising from the analysis activity.

10. Keep the necessary records to control compliance with the obligations envisaged in the CCSM.

11. Develop ordinary contact with the regulators.

12. Organize the training and, in general, conduct the actions needed to apply the code.

13. Analyze activities suspicious of constituting abuse of the market and, where appropriate, report them to the supervisory authorities.

Main actions

The compliance management of the parent bank together with the compliance executives of the subsidiaries ensure that the obligations contained in the CCSM are observed by around 8,500 Group employees throughout the world.

The market abuse investigation unit continued to review many transactions that gave rise to the opportune communications to the National Securities Market Commission. Training actions were also taken, in accordance with the training plan approved by the rule compliance committee.

Relations with the supervisory authorities and dissemination of information to the markets

Compliance management is responsible for tending to the information requirements of the regulatory and supervisory bodies, both those in Spain as well as in other countries where the Group operates, monitoring implementation of the measures resulting from the reports or inspections of these bodies and supervising the way in which the Group disseminates institutional information in the markets, transparently and in accordance with the requirements of the regulators. The audit and compliance committee is informed of the main issues at each of its meetings.

Banco Santander made public in Spain 107 relevant facts in 2012, which are available on the Group’s web site and that of the National Securities Market Commission.

Other actions

Compliance management continued to carry out other activities in 2012 inherent to its sphere (reviewing the bank’s internal rules before their publication, ensuring treasury stock operations are in line with internal and external rules, maintaining the section on regulatory information on the corporate website, reviewing the vote recommendation reports for shareholders’ meetings drawn up by the leading consultancies in this area, sending periodic regulatory information to the supervisory bodies, etc.). It also cooperated in new corporate projects such as the Group’s adjustment to the U.S. laws FATCA and Dodd-Frank.

The losses incurred by the Group derived from compliance and reputational risk are included in the database of events managed by the Group’s corporate area of technological and operational risk.

Part 8. Capital

8.1 Adjusting to the new regulatory framework

Grupo Santander participated during 2012 in the impact studies promoted by the Basel Committee and the European Banking Authority (EBA), and coordinated at the local level by the Bank of Spain, to gauge the new rules known as Basel III, the implementation of which means the establishment of new capital and liquidity standards with stricter criteria and homogeneous at the international level.

The new regulatory framework raised by Basel III will significantly increase the capital requirements, both from a quantitative standpoint (gradual rise in the basic minimum capital and Tier 1 capital requirements as well as qualitative (greater quality of the capital required). Santander currently has solid capital ratios, as befits its business model and risk profile which, together with the Group’s considerable capacity to generate capital organically and the gradual schedule of implementation for the new requirements (until 2019), put it in a good position to comply with Basel III. The analysis of the impact of the future new regulations does not show significant effects on the Group’s solvency ratios. The date of entry in force of the new Basel III rules in Europe is subject to completing the European legislative process and the corresponding transfer to national law, but is expected to come into force in 2014.

As regards credit risk, Grupo Santander has proposed to adopt, over the next few years, Basel’s advanced internal rating-based (AIRB) approach for almost all the Group’s banks (up to covering more than 90% of net exposure of the credit portfolio under these models). Meeting this objective in the short term will also be conditioned by the acquisition of new entities as well as by the need of coordination between supervisors of the validation processes of internal models.

The Group operates in countries where the legal framework among supervisors is the same as in Europe via the capital directive. However, in other jurisdictions, the same process is subject to the collaboration framework between the supervisor in the home country and that in the host country with different legislations, This means, in practice, adapting to different criteria and calendars in order to attain authorization for the use of advanced models on a consolidated basis.

With this objective, Santander continued during 2012 to gradually install the necessary technology platforms and methodological developments which will make it possible to progressively apply advanced internal models for calculating regulatory capital in the rest of the Group’s units. At the moment, Grupo Santander has the supervisory authorization to use advanced focuses for calculating the regulatory capital requirements by credit risk for the parent bank and the main subsidiaries in Spain, the U.K. and Portugal, and certain portfolios in Mexico, Brazil, Chile and Santander Consumer Finance Spain. The strategy of implementing Basel in the Group is focused on achieving use of advanced models in the main institutions in the Americas and Europe.

As regards the rest of risks explicitly envisaged in Pillar 1 of Basel, in market risk we have authorization to use its internal model for the trading activity of treasuries in Spain, Chile, Portugal and Mexico, continuing the plan of gradual implementation for the rest of units presented to the Bank of Spain.

In operational risk, the Group believes that development of the internal model should be largely based on the accumulated experience of management of the entity via the corporate guidelines and criteria established after assuming control and which are very much hallmarks of Santander.

The Group currently uses the standard focus for calculating regulatory capital and is considering the possibility of adopting the advanced management approach (AMA) once it has gathered sufficient information on the basis of its own management model.

As regards Pillar II, Grupo Santander uses an economic capital approach to quantify its global risk profile and its solvency position within the process of self-evaluation conducted at the consolidated level (ICAAP). This process, which is supplemented by the qualitative description of the risk management and internal control systems, is revised by the internal audit and internal validation teams, and is subject to a corporate governance framework that culminates with its approval by the board. Furthermore, the board establishes every year the strategic elements regarding risk appetite and solvency objectives. The economic capital model considers risks not included in Pillar 1 (concentration, interest rate risk, business risk, pensions risk, goodwill risk and business risks, risk of other intangible assets and risk of deferred tax assets). The Group’s diversification compensates the additional capital required for these risks.

Grupo Santander, in accordance with the capital requirements set out in the European Directive and the regulations of the Bank of Spain, publishes every year the Report with Prudential Relevance. This report clearly shows the transparency requirements requested regarding Pillar III. Grupo Santander regards the requirements of providing the market with information as vital for complementing the minimum capital requirements demanded by Pillar 1, and the supervisory exam process conducted via Pillar II. It is incorporating to its Pillar III report the recommendations of the Committee of European Banking Supervisors (CEBS).

As well as the process of implementing the advanced models in various of the Group’s units, Santander is carrying out an ambitious training process on Basel at all level. This is reaching a large number of employees in all areas and divisions, with a particular impact on those most affected by the changes resulting from adopting the new international standards in matters of capital.

8.2 Economic capital

The concept of economic capital has traditionally been contrasted with that of regulatory capital, as this is the one required for the regulation of solvency. The Basel capital framework clearly brings both concepts together. While Pillar 1 determines the minimum regulatory capital requirements, Pillar II quantifies, via economic capital, the Group’s global solvency position.

The Group’s model of economic capital enables the consolidated risk profile taking into account all the significant risks of activity (not just those contemplated in Pillar 1) to be quantified, as well as the consubstantial diversification effect on a multinational and multi-business group such as Santander. In addition, our model includes a definition of capital different to the regulatory one and which, in our view, allows for a better separation between the capital available for stress situations and the risks that must be assessed. This model serves as the Group’s base for preparing its self-assessment of capital report in accordance with Bank of Spain regulations under the Basel II Pillar 2 framework.

The internal definition of available capital, unlike the base of regulatory capital, does not deduct certain assets from the balance sheet (such as goodwill and others) to which the regulator does not accord value from a prudential standpoint, as in our model a risk and a capital requirement are also calculated for these assets.

In the case of goodwill, for example, even though a hypothetical stress situation could leave at zero the value of the goodwill corresponding to an investment in some of the Group’s subsidiaries, it is highly unlikely that this situation would occur at the same time in all the countries in which the Group operates. The Group would retain, even in a stress situation, part of the value of these assets, which justifies that the capital needed is less than the book value of this goodwill and which, for management purposes, is not deducted from the capital base. This situation is possible due to the features of the Santander model, based on subsidiaries autonomous in capital and very diversified geographically.

The concept of diversification is fundamental for measuring and understanding adequately the risk profile of a global activity group such as Santander. The fact that the Group’s business is developed in various countries via a structure of differentiated legal entities, with a variety of customer segments and products, and also incurring different types of risk, makes the Group’s results less vulnerable to adverse situations in some of the markets, portfolios, clients or particular risks. Economic cycles, despite the high current degree of globalization of economies, are not the same and nor do they have the same intensity in different countries. Consequently, those groups with a global presence have a greater degree of stability in their results and a greater capacity of resistance to eventual crisis in markets or in specific portfolios, which means a lower risk profile. In other words, the risk and economic capital associated with the Group as a whole is less than the risk and capital of the sum of the parts considered separately.

Lastly, within the framework of the model for measurement and aggregation of economic capital, the risk of concentration for wholesale portfolios (large companies, banks and sovereigns) is also considered, both in its dimension of exposure as well as concentration by sectors and countries. The existence of concentration in a country or a product in retail portfolios is captured by applying an appropriate model of correlations.

Economic capital is a key tool for the internal management and development of the Group’s strategy, from the standpoint of assessing solvency as well as risk management of portfolios and businesses.

From the solvency standpoint, the Group uses, in the context of Basel Pillar II, its economic model for the capital self-evaluation process, including all the risks of activity, beyond those contemplated in the regulatory focus, and taking into account essential elements, not captured by the regulatory capital, such as concentration of portfolios or diversification between risks and countries. For this, the business evolution and the capital needs are planned under a central scenario and alternative stress scenarios. The Group is assured in this planning of maintaining its solvency objectives even in the most adverse scenarios.

The metrics of economic capital also enable return risk objectives to be assessed, even for compensation purposes, setting prices of operations on the basis of the risk, evaluating the economic viability of projects, units or business lines, with the overriding objective of maximizing the generation of shareholder value.

Global risk profile analysis

The Group’s risk profile at 31 December 2012, measured in terms of economic capital, is distributed by types of risk and the main business units, is reflected below:

DISTRIBUTION BY TYPES OF RISK
Million euros
Economic capital model	Amount	%
Credit	27,541	43%
Market	4,219	7%
Non-trading equity	2,113	3%
Structural FX	1,715	3%
Trading	390	1%
Operational	3,631	6%
Material assets	858	1%

Sub-total Pillar I risks	36,248	56%

Goodwill	13,937	22%
Interest (ALM)	4,968	8%
Business	3,261	5%
Others	5,970	9%

Sub-total Pillar II risks	28,136	44%

Total economic capital	64,384	100%

BY GEOGRAPHIC AREAS
Main segments	Contribution
Continental Europe	27%
UK	9%
Brazil	15%
Rest of Latin America	8%
US	7%

Sub-total operating areas	66%

Corporate centre	34%

Total	100%

The distribution of economic capital among the main business units reflects the diversification of the Group’s activity and risk. The weight of the corporate center is mainly due to the risk of goodwill.

Continental Europe accounts for 27% of the Group’s capital, Latin America including Brazil 23%, the U.K. 9%, and the U.S. 7%, while the corporate center, which as well as the risk from goodwill also assumes that from the exposure to structural exchange rate risk (derived from stakes in subsidiaries abroad denominated in non-euro currencies) and most of the equity stakes, accounts for 34%.

As of 31 December 2012, the Group’s total economic capital requirements amounted to €64,384 million, while available capital was more than €80,940 million (corresponding to the amount of capital and reserves plus adjustments, without deducting the value of goodwill).

The benefit of diversification envisaged in the economic capital model, including both the intra-risks (assimilated to geographic) as well as inter-risks, amounted to around 25% at the end of 2012.

Return on risk-adjusted capital (RORAC) and creation of value

Grupo Santander has been using RORAC methodology in its credit risk management since 1993 in order to:

•

Calculate the consumption of economic capital and the return on it of the Group’s business units, as well as segments, portfolios and customers, in order to facilitate optimum assigning of economic capital.

•	Budget the capital consumption and RORAC of the Group’s business units, including them in their remuneration plans.

•

Analyze and set prices in the decision-taking process for operations (admission) and clients (monitoring). RORAC methodology enables one to compare, on a like-for like basis, the return on operations, customers, portfolios and businesses, identifying those that obtain a risk-adjusted return higher than the cost of the Group’s capital, aligning risk and business management with the intention of maximizing the creation of value, the ultimate aim of the Group’s senior management.

The Group regularly assesses the level and evolution of value creation (VC) and the risk-adjusted return (RORAC) of its main business units. The VC is the profit generated above the cost of the economic capital (EC) employed, and is calculated as follows:

Value creation = profit – (average EC x cost of capital)

The profit used is obtained by making the necessary adjustments to the accounting profit so as to extract just the recurrent profit that each unit generates in the year of its activity.

The minimum return on capital that an operation must attain is determined by the cost of capital, which is the minimum required by shareholders. It is calculated objectively by adding to the free return of risk the premium that shareholders demand to invest in our Group. This premium depends essentially on the degree of volatility in the price of the Banco Santander share in relation to the market’s performance. The cost of capital in 2012 applied to the Group’s various units was 11.237%.

A positive return from an operation or portfolio means it is contributing to the Group’s profits, but it is only creating shareholder value when that return exceeds the cost of capital.

The performance of the business units in 2012 in value creation varied, declining in Europe and increasing in the Americas. The Group’s results, and thus the RORAC figures and value creation, are conditioned by the weakness of the economic cycle in various Group units in Europe and, particularly, in Spain.

The creation of value and the RORAC for the Group’s main business areas are shown below:

RORAC AND BUSINESSES VALUE CREATION
Million euros
Main segments	RORAC	Value creation
Continental Europe	14.2%	526
UK	16.6%	321
Latin America	33.4%	3,414
US	19.6%	347

Total business units	21.9%	4,609

These figures do not include the losses of the corporate activities area, in which are recorded the extraordinary provisions set aside in 2012, as well as the results of equity stakes, the liquidity buffers and the coverage, among others. The return on risk-adjusted capital (RORAC) of the corporate center is -15.5%, and the Group’s RORAC is 9.6%, a final result that is €1,078 million below the cost of capital.

These figures are clearly determined by the phase of the cycle that some of the Group’s units are undergoing, resulting in particular, in higher loan-loss provisions and a final result below the cost of capital used. In order to exclude from these results the impact of the current phase of the cycle, the expected average credit loss of the cycle is considered, instead of the current level of loan-loss provisions. If so, the Group’s RORAC would improve to 12.8%, above the cost of capital of 11.34%, with a value creation of €1,033  million, which better reflects the recurrent capacity of the Group’s businesses to generate value.

Part 9. Market Risk

A.	Activities subject to market risk and types of market risk

The market risk area has a perimeter for measuring, controlling and monitoring that covers those operations where equity risk is assumed as a result of changes in market factors. This risk comes from the change in risk factors—interest rates, inflation rates, exchange rates, share prices, the spread on loans commodities prices and the volatility of each of these elements—as well as the liquidity risk of the various products and markets in which the Group operates.

•

Interest rate risk is the possibility that changes in interest rates could adversely affect the value of a financial instrument, a portfolio or the Group as a whole. It affects, among others, loans, deposits, debt securities, most assets and liabilities of trading portfolios as well as derivatives.

•

The inflation rate risk is the possibility that changes in inflation rates could adversely affect the value of a financial instrument, a portfolio or the Group as a whole. It affects, among others, loans, debt securities and derivatives, whose yield is linked to inflation or to a real rate of variation.

•

The exchange rate risk is the sensitivity of the value of a position in a currency different to the base currency to a potential change in exchange rates. A long position or one bought in a foreign currency would produce a loss in the event that the currency depreciated against the base currency. Among the positions affected by this risk are non-euro investments in subsidiaries, as well as loans, securities and derivatives denominated in foreign currencies.

•

The equity risk is the sensitivity of the value of positions opened in equity markets to adverse movements in the market prices or in expectations of future dividends. Among other instruments, this affects positions in shares, stock market indices, convertible bonds and derivatives using shares as the underlying asset (put, call, and equity swaps).

•

The credit spread risk is the risk or sensitivity of the value of positions opened in fixed income securities or in credit derivatives to movements in the credit spread curves or in recovery rates associated with issuers and specific types of debt. The spread is a differential between financial instruments that trade with a spread over other reference instruments, mainly the yield on government securities and interbank rates.

•

The commodities price risk is the risk derived from the effect of potential change in prices. The Group’s exposure to this risk is not significant and is concentrated in derivative operations on commodities with clients.

•

Volatility risk is the risk or sensitivity of the value of a portfolio to changes in the volatility of risk factors: volatility of interest rates, exchange rates, shares, credit spreads and of commodities. This risk is incurred by financial instruments which have volatility as a variable in their valuation model. The most significant case is portfolios of financial options.

All these market risks can be partly or fully mitigated by using options, futures, forwards and swaps.

There are other types of market risk, whose coverage is more complex. They are the following:

•

Correlation risk is the sensitivity of the value of a portfolio to changes in the relation between risk factors, be they of the same type (for example, between two exchange rates) or of a different nature (for example, between an interest rate and the price of a commodity).

•

Market liquidity risk is that of a Group entity or the Group as a whole finding itself unable to get out of or close a position in time without impacting on the market price or on the cost of the transaction. This risk can be caused by a fall in the number of market makers or institutional investors, the execution of large volumes of operations, market instability and increases with the concentration existing in certain products and currencies.

•

Risk of prepayment or cancellation. When in certain operations the contract allows, explicitly or implicitly, cancellation before the maturity without negotiation there is a risk that the cash flows have to be reinvested at a potentially lower interest rate. This mainly affects loans or mortgage securities.

•

Underwriting risk. This occurs as a result of an entity’s participation in underwriting a placement of securities or another type of debt, assuming the risk of partially owning the issue or the loan due to non-placement of all of it among potential buyers.

On the basis of the origin of the risk, activities are segmented in the following way:

(a)	Trading. This includes financial services to customers and purchase-sale and positioning mainly in fixed income, equity and currency products.

(b)	Structural risks. Constituted by market risks inherent in the balance sheet excluding the trading portfolio. They are:

•	Structural interest rate risk. This arises from mismatches in the maturities and repricing of all assets and liabilities.

•

Structural exchange rate risk/hedging of results. Exchange rate risk occurs when the currency in which the investment is made is different from the euro in companies that consolidate and those that do not (structural exchange rate). In addition, exchange rate hedging of future results generated in currencies other than the euro (hedging of results).

•	Structural equity risk. This involves investments via stakes in financial or non-financial companies that are not consolidated, as well as portfolios available for sale formed by equity positions.

The Global Banking and Markets division is mainly responsible for managing the taking of trading activity positions, in order to develop the activity of clients in financial markets and to a much lesser extent take its own positions.

The financial management area is responsible for implementing the management strategy for structural risks, applying standardized methodologies adapted to each market where the Group operates, either directly in the case of the parent bank or in coordination with the rest of units. The management decisions for these risks are taken by each country’s ALCO (ALM) committee in coordination with the Group’s markets’ committee. The aim is to inject stability and recurrence into the net interest margin of commercial activity and the Group’s economic value, while maintaining adequate levels of liquidity and solvency.

Each of these activities is measured and analyzed with different metrics in order to show their risk profile in the most precise way.

B.	Management framework

1.	Organizational and governance structure

The market and structural risks area is integrated into one of the Group’s two general risk directorates. The missions of the market risk function are:

•	To define and supervise the market risk management model, which includes corporate policies, defining the risks map and segmentation criteria.

•	Control and manage the consolidation, reporting and centralized admission process of market risks.

These missions rest on five basic pillars, vital for correct management of market risks:

•	Measurement, analysis and control of market and liquidity risks.

•	Calculation, analysis, explanation and conciliation of results.

•	Defining, capturing, validating and distributing market data.

•	Admission of limits, products and underlying assets.

•	Consolidation of information.

In turn, market risks management is guided by the following basic principles:

•	Involvement of senior management.

•	Independence of the risk function from business.

•	Clear definition of powers.

•	Risk measurement.

•	Limiting risks.

•	Analysis and control of risk positions.

•	Establishing risk policies and procedures.

•	Assessing risk methodologies.

In the same way that the market risks function is structured at the corporate or global level, each local market risk unit has and arranges its functions, with the adjustments that arise in accordance with its specific business, operational and legal requirement features, etc.

For the correct functioning of global policies and local execution, the global area of market risks and local units carry out different functions:

Global market risk:

•	Establish, propose and document risk policies and criteria, the global limits and the decision-making and control processes.

•	Generate management frameworks, systems and tools.

•	Promote and support their implementation and ensure they function effectively in all units.

•	Know, assimilate and adapt the best practices inside and outside the Group.

•	Promote activity for obtaining results.

•	Consolidate, analyze and control the market risk incurred by all units of the perimeter.

Local market risk units:

•	Manage risks.

•	Transfer, adapt and assume internally the corporate policies and procedures through local approval.

•	Define and document policies and lead local sphere projects.

•	Apply policies and decision-making systems to each market.

•	Adapt the organization and management frameworks and corporate rules.

•	Contribute critical and best practices, as well as local knowledge and proximity to customers/markets.

•	Assume greater responsibilities in decisions, control and management of risks.

•	Measure, analyze and control market risk within the sphere of responsibility.

COMMITTEES WITH RESPONSIBILITIES IN MARKET RISK

Sphere	Hierarchical level	Name

Centralised sphere	Executive	Executive Committee
Markets Committee
Risk Committee
	Risk division	Risk Management Committee
Global Committee of the General Directorate of Risk
Permanent Risk Committee
Corporate Risk Committee, Brazil
	Areas and departaments dependent on the Risk Division	Global Market Risk Committee
Underwriting and Structured Products Committee
Models Committee
Decentralised sphere	Units	Risk Committees in the Banks of the Group/Countries
Risk Committees of Branches Abroad
Risk Committees in Business Units
Local ALCOs
Other committees

The committees, by hierarchical order, which have powers in decision-making, control and monitoring of market risks are set out above.

The collegiate body of the market risks area is the global market risk committee (GMRC). This committee is responsible for the functioning of market risk in Grupo Santander, both at the centralized level (global areas) and local level (local units). It gets its powers directly from the risk committee, the maximum body responsible for the risks function in Grupo Santander.

2.	System for controlling limits

Setting market risk and liquidity limits is designed as a dynamic process which responds to the Group’s risk appetite level. This process is part of the annual limits plan, which is drawn up by the Group’s senior management and administered by the general directorate of risks in a way that involves all the Group’s institutions.

Definition of limits

The market risk limits used in Grupo Santander are established on different metrics and try to cover all activity subject to market risk from many perspectives, applying a conservative criterion. The main ones are:

Trading limits:

•	VaR limits.

•	Limits of equivalent positions and/or nominal.

•	Sensitivity limits to interest rates.

•	Vega limits.

•	Risk limits of delivery by short positions in securities (fixed income and equities).

•	Limits aimed at reducing the volume of effective losses or protecting results already generated during the period:

•	Loss trigger.

•	Stop loss.

•	Credit limits:

•	Limit on the total exposure.

•	Limit to the jump to default by issuer.

•	Others.

•	Limits for origination operations.

Structural interest rate risk of the balance sheet:

•	Sensitivity limit of net interest margin at 1 year.

•	Sensitivity limit of equity value.

Structural exchange rate risk:

•	Net position in each currency (for positions of hedging results).

These general limits are complemented by sub-limits. In this way, the market risk area has a structure of limits sufficiently granular to conduct an effective control of the various types of market risk factors on which an exposure is maintained. Positions are tracked daily, both of each unit as well as globally. An exhaustive control is made of the changes in the portfolios, in order to detect possible incidents for their immediate correction. Meanwhile, the daily drawing up of the income statement by the market risks area is an excellent indicator of risks, as it allows the impact that changes in financial variables have had on portfolios to be identified.

Structure of limits

The table below shows the levels of applying limits, the categories and the sphere of control in which they are classified and their levels of approval.

STRUCTURE OF LIMITS
Levels	Category/Control	Approval
	Global/Global control	Risk Committee
Activity / Unity	Global/Local control	Global Market Risk Committee
	Local/Local control	Local market risks

•

Global limits of global control: The Risks Committee approves the limits at the activity/unit level in the annual process of setting limits. Changes that are subsequently made can be approved by the Global Market Risk Committee, in accordance with the powers delegated in it.

These limits are requested by the relevant business executive in each country/entity on the basis of the nature of the business and the budget established, seeking consistency between limits and the return/risk ratio.

•

Global limits of local control: On the basis of the local features of products, and of the internal organization of business, sub-limits are set for the aforementioned activities in order to exercise greater control of the positions maintained in each business. Sub-limits are set by risk factor, currency positions, equity positions, sensitivity by currencies and maturities, vega by maturities, etc.

Compliance and control of limits

Business units must comply with the approved limits. The possible excesses trigger a series of actions by the local and global market risk areas, risk management committees or the Risks Committee in order to reduce the risk levels and control them more strictly or executive actions, which can make the risk takers reduce the risks levels assumed.

The local executives for market risk notify the excesses to the business executives. These have to explain the reasons for the excess and, where appropriate, provide the plan of action to correct the situation. The business executive must respond, in writing and on the day, to the requirement made. The alternatives are to reduce the position to the prevailing limits or set out the strategy that justifies an increase in the limits.

If the excess situation continues without a response by the business unit for three days, the market risks area contacts the relevant global business executives and informs them of this, and requests adjustment measures be taken. If this situation persists 10 days after the first excess, the market risks area will contact senior risk management so that a decision can be taken.

C.	Statistical Tools for Measuring and Managing Market Risk

1. Trading activity

1.1.	Value At Risk (VaR)

VaR model

The standard methodology that Grupo Santander applied to trading activities during 2012 was Value at Risk (VaR). As calculated by us, VaR is an estimate of the expected maximum loss in the market value of a given portfolio over a one-day time horizon at a 99% confidence interval. It is the maximum one-day loss that we estimate we would suffer on a given portfolio 99% of the time, subject to certain assumptions and limitations discussed below. Conversely, it is the figure that we would expect to exceed only 1% of the time, or approximately two or three days per year. VaR provides a single estimate of market risk that is comparable among different portfolios or instruments.

The number of expected “exceptions” is an average number. Over a long period of time we would expect an average of two or three exceptions per year; however, there may be some years or periods where there are fewer exceptions than expected, as was the case in 2009 and 2010 when there were no exceptions, and other periods where there are more exceptions than expected. In 2012 there were three exceptions of VaR at 99%: two in May - the first due to a more than usually high rise in the Brazilian currency inflation-indexed curve after the publication of a higher than expected inflation figure, and the second because of higher than normal increases in Spain’s and Mexico’s interest rate curves -, and one in June, due to the sudden widening of credit spreads, falls in stock markets and the depreciation of most currencies against the U.S. dollar as a result of the deterioration of expectations on the outcome of the summit of EU heads of state (June 29).

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

Scenario Analysis and Calibration Measures

The VaR is not the only measurement. It is used because of its calculation facility and for being a good benchmark of the Group’s risk level, but other measures are also employed which allow for greater control of risks in all the markets where the Group operates.

Among these measures is analysis of scenarios, which consists of defining alternatives for the performance of different financial variables and obtain the impact on results by applying them to activities. These scenarios can replicate events that happened in the past (crisis) or determine possible alternatives that do not correspond to past events.

The potential impact on results of applying different stress scenarios to all the trading portfolios and considering the same suppositions by risk factor is calculated and analyzed at least monthly. Three types of scenario are defined: possible, severe and extreme, obtaining along with the VaR a fuller spectrum of the risk profile.

In addition, levels of warning (triggers) are set for global scenarios, on the basis of the historic results of these scenarios and of the capital associated with the portfolio in question. In the event of surpassing these levels, those responsible for management of the portfolio are informed so they can take the necessary measures. At the same time, the results of the stress exercises at the global level, as well as the possible breaching of the levels set, are regularly reviewed by the global committee of market risks so that, if required, senior management is informed.

In order to calibrate our VaR model, we use back testing processes. Back testing (BT) is a comparative analysis between VaR estimates and the daily clean P&L (i.e. real profit or loss obtained at the end of the day on the portfolio analyzed at the end of the preceding day valued at the following day prices). The purpose of these tests is to verify and measure the precision of the models used to calculate VaR.

Santander performs regular BT processes to calibrate and improve its VaR model. Back-testing is conducted based on several approaches: by unit (Madrid, Brazil, Mexico, etc.), by main portfolio/strategy (proprietary trading, market making rates, market making equity, etc.), and by type of profit & loss source. Three kinds of back-testing are conducted: “clean P&L” (which allows us to monitor market risk), “clean P&L” calculated with front platforms such as Murex (which allows us to monitor risks associated with our treasury positions) and “dirty P&L” (which includes commissions, mark ups and intraday trading results). The aim of the latter is to capture indirectly the importance of intra-day activity.

Whenever an anomaly is detected, we undertake a detailed examination of elements (such as “pricers”, inputs and configuration, among others, in order to correct such anomaly. Detailed results of our BT are regularly reported to Bank of Spain.

The analyses of our BT comply, at a minimum, with the BIS recommendations regarding the verification of the internal systems used to measure and manage market risks.

Besides the ongoing and regular calibration of our VaR methodology, there were no significant changes during the periods presented nor are any such changes contemplated at this time.

1.2.	Analysis of positions. sensitivities and results

The market risk area, in line with the principle of independence of the business units, monitors the positions daily, both those of each unit as well as globally, and conducts an exhaustive control of the changes in the portfolios in order to detect possible incidents so that they can be corrected immediately.

The positions are traditionally used to quantify the net volume of the market values of the transactions in portfolio, grouped by main risk factor, and considering the delta value of the futures and options that could exist. All the risk positions can be expressed in the base currency of the unit and in the currency of homogenizing information.

The market risk sensitivity measures are those that gauge the change (sensitivity) of the market value of an instrument or portfolio to changes in each of the risk factors. The sensitivity of the value of an instrument to changes in market factors can be obtained through analytical approximations by partial derivatives or through a full revaluation of the portfolio.

The daily drawing up of the income statement is also an excellent indicator of risks, as it enables the impact that changes in financial variables have on portfolios to be identified.

1.3.	Credit management activity

Control of derivative activities and credit management should also be mentioned. This control, because of its atypical nature, is conducted daily according to specific measures. In the case of derivative activities, sensitivity to the price movements of the underlying asset (delta and gamma), volatility (vega) and time (theta) is controlled. In the case of credit management, measures such as the spread sensitivity, jump-to-default, and concentration of positions by rating levels, etc., are systematically reviewed.

Regarding the credit risk inherent in trading portfolios and in line with the recommendations of the Basel Committee on Banking Supervision and prevailing regulations, an additional measurement began to be calculated (incremental risk charge, IRC), in order to cover the risk of default and rating migration that is not adequately captured in the VaR, via changes in credit spreads. The controlled products are basically fixed-rate bonds, both public and private sector, derivatives on bonds (forwards, options, etc.) and credit derivatives (credit default swaps, asset-backed securities, etc.). The method for calculating the IRC is based on direct measurements of the tails of the distribution of losses to the appropriate percentile (99.9%). The Monte Carlo methodology is used, applying a million simulations.

1.4.	Other measures: stressed VaR (sVaR) and expected shortfall

As well as the usual VaR, Santander began to calculate stressed VaR every day, as of October 2011, for the main portfolios. The methodology for calculation is the same as that used for the VaR, with the following two exceptions:

•	Historic period of observation of factors: the stressed VaR uses a window of 250 figures, instead of one of 520 for the VaR.

•

In order to obtain the stressed VaR, unlike when calculating the VaR, the maximum between the percentile uniformly weighted and the one exponentially weighted is not applied. Instead, the percentile uniformly weighted is used directly.

All the other aspects regarding the methodology and the inputs for calculating the stressed VaR are the same as those for the VaR. As regards determining the period of observation, for each relevant portfolio, the methodology area has analyzed the history of a subseries of market risk factors that were chosen on the basis of expert criteria taking into account the most relevant positions of the books.

Moreover. the expected shortfall (ES) has begun to be calculated in order to estimate the expected value of the potential loss when this is higher than the level set by the VaR 114. The ES, unlike the VaR, has the advantage of capturing better the tail risk and of being a sub-additive metric.

2. Structural market risks

2.1.	Structural interest rate risk

The Group analyses the sensitivity of net interest margin and of equity value to changes in interest rates. This sensitivity arises from gaps in maturity dates and the review of interest rates in the different asset and liability items.

On the basis of the positioning of balance sheet interest rates, as well as the situation and outlook for the market, the financial measures are agreed to adjust the positioning to that desired by the bank. These measures range from taking positions in markets to defining the interest rate features of commercial products.

The metrics used by the Group to control interest rate risk in these activities are: the interest rate gap, the sensitivity of net interest margin and of equity value to changes in interest rate levels, Value at Risk (VaR), for the purposes of calculating economic capital.

Interest rate gap of assets and liabilities

Interest rate gap analysis focuses on lags or mismatches between changes in the value of asset, liability and off-balance sheet items. It provides a basic representation of the balance sheet structure and allows for the detection of interest rate risk by concentration of maturities. It is also a useful tool for estimating the impact of eventual interest rate movements on net interest margin or equity value.

All on- and off-balance sheet items must be disaggregated by their flows and looked at in terms of repricing/maturity. In the case of those items that do not have a contractual maturity, an internal model of analysis is used and estimates made of the duration and sensitivity of them.

Net interest margin sensitivity (NIM)

The sensitivity of net interest margin measures the change in the short/medium term in the accruals expected over a particular period (12 months), in response to a shift in the yield curve.

It is calculated by simulating the net interest margin, both for a scenario of a shift in the yield curve as well as for the current situation. The sensitivity is the difference between the two margins calculated.

Market value of equity sensitivity (MVE)

The sensitivity of equity value is an additional measure to the sensitivity of the net interest margin.

It measures the interest risk implicit in the equity value on the basis of the impact of a change in interest rates on the current values of financial assets and liabilities.

Treatment of liabilities without defined maturity

In the corporate model, the total volume of the balances of accounts without maturity is divided between stable and unstable balances.

[14]	The Basel Committee published in May 2012 a consultative document, “Fundamental review of the trading book”, which, among other things, recommends the use of the expected shortfall as the main metric for measuring the market risk of trading activity.

The separation between the stable and unstable balances is obtained from a model that is based on the relation between balances and their own moving averages.

From this simplified model the monthly cash flows are obtained and used to calculate the NIM and MVE sensitivities.

The model requires a variety of inputs:

•	Parameters inherent in the product.

•	Performance parameters of the customer (in this case analysis of historic data is combined with the expert business view).

•	Market data.

•	Historic data of the portfolio.

Pre-payment treatment for certain assets

The pre-payment issue mainly affects fixed-rate mortgages in units where the relevant interest rate curves for the balance sheet (specifically for the portfolio of investment in fixed rate mortgages) are at low levels. In these units the risk is modelized and some changes can also be made to assets without defined maturity (credit card businesses and similar).

The usual techniques used to value options cannot be applied directly because of the complexity of the factors that determine the pre-payment of borrowers. As a result, the models for assessing options must be combined with empirical statistical models which seek to capture the prepayment performance. Some of the factors are:

•	Interest rate: the differential between the fixed rate of the mortgage and the market rate at which it could be refinanced, net of cancellation and opening costs;

•	Seasoning: pre-payment trend downward at the start of the instrument’s life cycle (signing of the contract) and upward and stabilizing as time passes;

•	Seasonality: the amortizations or early cancellations tend to take place at specific dates.

•	Burnout: decreasing trend in the speed of pre-payment as the instrument’s maturity approaches, which includes:

a) Age: defines low rates of pre-payment.

b) Cash pooling: defines as more stable those loans that have already overcome various waves of interest rate falls. In other words, when a portfolio of loans has passed one or more cycles of downward rates and thus high levels of pre-payment, the “surviving” loans have a significantly lower pre-payment probability.

c) Others: geographic mobility, demographic, social, available income factors, etc.

The series of econometric relations that seek to capture the impact of all these factors is the probability of pre-payment of a loan or pool of loans and is denominated the pre-payment model.

Value at Risk (VaR)

The Value at Risk for balance sheet activity and investment portfolios is calculated with the same standard as for trading: maximum expected loss under historic simulation with a confidence level of 99% and a time frame of one day. As for the trading portfolios, a time frame of two years, or 520 daily figures, is used, obtained from the reference date of the VaR calculation back in time.

2.2.	Structural exchange rate risk/hedging of results

These activities are monitored via position measurements, VaR and results, on a daily basis.

2.3.	Structural equity risk

These activities are monitored via position measurements, VaR and results, on a monthly basis.

D.	Quantitative analysis

1. Trading activity15

1.1. Value at Risk (VaR) analysis

Grupo Santander stepped up its strategy of concentrating its trading activity in customer business, minimizing where possible, exposures of directional risk opened in net terms.

This was reflected in the VaR16 evolution, which declined over previous years.

EVOLUTION OF VaR 2010-2012 Million euros. VaR at 99%, with a time frame of one day

VaR during 2012 fluctuated between €9.4 million (the lowest in the last few years) and €22.4 million. It rose a little during the fourth quarter, because of the rise of risk in Brazil’s treasuries (in interest rates and exchange rates) and Madrid (in interest rate and credit spread).

The VaR reported as of November 15, 2011 excludes the risk from changes in the credit spreads of securitizations and portfolios affected by credit correlation. For regulatory reasons (BIS 2.5), these exposures are considered as banking book for capital purposes. This change caused a decline in risk in VaR terms, both at the total level as well as by credit spread.

The average VaR of the Group’s trading portfolio in 2012 (€14.9 million) was lower than in 2011 (€22.4 million) and 2010 (€28.7 million), for the reason already mentioned of the greater concentration of activity in customers and, to a lesser degree, the reduction in volatility in the markets, despite the continued sovereign debt crisis in Europe. In relation to other comparable financial groups, the Group can be said to have a low risk trading profile.

[15]	Trading activity in financial markets.
[16]	The definition and methodology for calculating VaR is in Section Statistical Tools for Measuring and Managing Market Risk

The histogram below shows the distribution of average risk in terms of VaR between 2010 and 2012 where the accumulation of days with levels between €12.5 million and €28.5 million can be seen (91.5%). The higher values of €28.5 million (7.2%) were concentrated in periods mainly caused by one-off rises of volatility in the Brazilian currency and by the eurozone’s sovereign debt crisis.

VaR RISK HISTOGRAM

VaR at 99%, with a time frame of one day

•	Risk factor

The minimum, average, maximum and year-end 2012 values in VaR terms are shown below:

VaR STATISTICS BY RISK FACTOR 17,18

Million euros. VaR at 99%, with a time frame of one day

		2012				2011		2010
		Minimum	Average	Maximum	Year-end	Average	Year-end	Average	Year-end
TOTAL TRADING	Total VaR	9.4	14.9	22.4	18.5	22.4	15.9	28.7	29.6

	Diversification effect	(9.1)	(15.2)	(25.8)	(13.5)	(21.8)	(16.7)	(29.1)	(27.8)

	Interest Rate VaR	7.4	11.8	23.3	12.0	14.8	14.6	16.4	19.0
	Equity VaR	4.1	7.0	11.2	7.1	4.8	3.7	8.0	8.8
	FX VaR	1.9	5.0	12.2	3.5	9.0	4.2	11.4	13.9
	Credit Spread VaR	2.2	6.1	13.0	9.1	15.0	9.6	20.9	14.7
	Commodities VaR	0.2	0.4	0.7	0.3	0.6	0.4	1.3	1.0

LATIN AMERICA	Total VaR	5.0	10.1	20.5	8.9	11.7	10.7	18.2	13.9

	Diversification effect	(3.1)	(6.4)	(12.5)	(3.8)	(6.4)	(8.7)	(8.3)	(12.6)

	Interest Rate VaR	5.2	8.8	20.0	8.8	11.2	10.5	14.5	14.8
	Equity VaR	0.7	3.1	9.7	1.6	3.5	2.2	5.8	5.3
	FX VaR	0.5	3.1	9.8	1.3	3.7	1.2	7.1	6.5

USA & ASIA	Total VaR	0.5	0.9	2.0	0.8	1.2	0.9	1.3	0.9

	Diversification effect	(0.2)	(0.5)	(1.1)	(0.3)	(0.5)	(0.4)	(0.7)	(0.3)

	Interest Rate VaR	0.4	0.7	1.3	0.6	0.9	0.9	1.2	0.9
	Equity VaR	0.0	0.2	0.8	0.1	0.1	0.1	0.2	0.0
	FX VaR	0.1	0.6	1.7	0.4	0.6	0.4	0.6	0.3

EUROPE	Total VaR	7.2	11.0	16.5	16.4	15.5	10.1	14.8	25.1

	Diversification effect	(7.7)	(12.9)	(20.6)	(9.9)	(15.1)	(13.0)	(18.9)	(14.6)

	Interest Rate VaR	5.4	7.9	15.4	6.8	11.5	11.9	8.9	12.5
	Equity VaR	4.1	6.2	9.9	6.3	3.9	3.6	6.7	6.5
	FX VaR	1.0	4.1	13.1	4.0	8.5	3.9	9.8	9.6
	Credit Spread VaR	2.1	5.4	10.0	8.9	6.0	3.3	7.0	9.0
	Commodities VaR	0.2	0.4	0.7	0.3	0.6	0.4	1.3	2.1

GLOBAL ACTIVITIES	Total VaR	0.8	2.7	10.2	1.2	10.5	9.7	16.1	10.7

	Diversification effect	(0.2)	(0.6)	(5.0)	(0.3)	(1.1)	(0.9)	(1.1)	(1.2)

	Interest Rate VaR	0.2	0.3	0.6	0.2	0.4	0.5	0.6	0.5
	Credit Spread VaR	0.6	2.6	10.4	1.3	10.3	8.4	16.0	10.5
	FX VaR	0.0	0.4	1.9	0.1	0.9	1.8	0.6	0.9

The average VaR declined again in 2012 by €7.5 million over 2011. The reduction occurred in all risk factors except for equities, which increased from €4.8 million to €7 million. Of note was the drop in the average VaR of interest rates and exchange rates in Europe and the credit spread in global activities.

[17]	The VaR of global activities includes operations that are not assigned to any particular country.
[18]	In Latin America, the U.S. and Asia, the VaR levels of the spread credit and commodity factors are not shown separately because of their scant or zero materiality.

VaR BY RISK FACTOR. VaR at 99% with a time frame of one day (15-day moving average)

The VaR evolution by risk factor in general also declined, with peaks and troughs sharper in the case of the VaR by credit spread, partly due to the exclusion of the risk spread of securitizations and credit correlation which by BIS 2.5 is considered as banking book for the purposes of regulatory capital as of November 15, 2011. The temporary changes in the VaR of various factors was due more to the temporary rises in the volatility of market prices than to significant changes in positions.

1.2. Distribution of risks and management results19

•	Geographic distribution

In trading activity. The average contribution of Latin America to the Group’s total VaR in 2012 was 44% compared with a contribution of 33.3% in economic results. Europe, with 52.6% of global risk, contributed 60.6% of results, as its treasury activity was more focused on providing service to professional and institutional clients compared with that of Latin America. However, there was a gradual homogenization in the profile of activity in the Group’s different units.

[19]	Results in terms that can be assimilated to the gross margin (excluding operating costs, financial ones are the only cost)

Below is the geographic contribution (by percentage), both in risks, measured in VaR terms, as well as in results (economic terms).

VaR BINOMIAL-MANAGEMENT RESULTS: GEOGRAPHIC DISTRIBUTION

Average VaR (at 99%, with a time frame of one day) and annual accumulated management result (million euros)

•	Monthly distribution of risks and results

The next chart shows the risk assumption profile, in terms of VaR, compared to results in 2012. The average VaR remained stable, while results evolved in a more irregular way during the year. January and July were positive months, particularly January, and August to October negative, with results below the annual average.

DISTRIBUTION OF RISK BY TIME AND RESULTS IN 2012: PERCENTAGES OF ANNUAL TOTALS

Average VaR (at 99%, with a time frame of one day) and annual accumulated management result (million euros)

The following histogram of frequencies shows the distribution of daily economic results on the basis of their size between 2010 and 2012. The daily yield20 was between -€10 and +€15 million approximately 90% of days when the market was open.

HISTOGRAM OF THE FREQUENCY OF DAILY RESULTS (MTM)

Daily results of management “clean” of commissions and intraday operations (million euros). Number of days (%) in each range

1.3. Risk management of structured derivatives

Structured derivatives activity is mainly focused on designing investment products and hedging risks for clients. Management is focused on ensuring that the net risk opened is the lowest possible.

These transactions include options on equities, fixed-income and exchange rates.

The units where this activity mainly takes place are: Madrid, Banesto, Santander UK and, to a lesser extent, Brazil and Mexico.

The chart below shows the VaR Vega21 performance of structured derivatives business over the last three years. It fluctuated at around an average of €6.8 million. The periods with higher VaR levels related to episodes of significant rises in volatility in the markets (of equities in the eurozone, interest rates in Brazil, etc.).

[20]	Yields “clean” of commissions and results of intraday derivative operations.
[21]	Vega, a Greek term, means here the sensitivity of the value of a portfolio to changes in the price of market volatility.

EVOLUTION OF RISK (VaR) OF THE BUSINESS OF STRUCTURED DERIVATIVES

Million euros. VaR Vega at 99%, with a time frame of one day.

Regarding the VaR Vega by risk factor, the exposure was concentrated, in this order, in equities, interest rates, exchange rates and commodities. This is shown in the table below:

STRUCTURED DERIVATIVES. RISK (VaR) BY RISK FACTOR

Million euros. VaR at 99%, with a time frame of one day

	2012				2011		2010
	Minimum	Average	Maximum	Year-end	Average	Year-end	Average	Year-end
Total VaR Vega	3.9	6.8	9.8	6.5	4.7	4.9	7.9	6.2

Diversification impact	(1.4)	(3.0)	(4.4)	(3.4)	(2.9)	(3.7)	(3.8)	(3.2)

Interest rate VaR	1.5	2.3	4.5	2.8	2.0	2.0	2.4	2.1
Equity VaR	2.7	6.5	9.0	5.5	4.1	5.2	7.1	5.6
FX VaR	0.3	0.7	2.3	1.3	1.2	1.0	1.8	1.5
Commodities VaR	0.2	0.3	0.5	0.2	0.3	0.4	0.5	0.2

Regarding the distribution by business unit, the exposure is concentrated, in this order, in the parent-holding, Banesto, Santander UK, Brazil and Mexico.

STRUCTURED DERIVATIVES. RISK (VaR) BY UNIT

Million euros. VaR at 99%, with a time frame of one day

	2012				2011		2010
	Minimum	Average	Maximum	Year-end	Average	Year-end	Average	Year-end
Total VaR Vega	3.9	6.8	9.8	6.5	4.7	4.9	7.9	6.2

Parent-holding	1.4	4.6	7.1	4.0	2.9	2.8	4.3	2.4
Banesto	1.5	3.4	6.5	3.6	2.3	2.4	5.9	5.3
Santander U.K.	1.5	2.8	5.7	2.0	1.4	2.7	1.2	1.0
Brazil	0.4	1.0	4.4	2.8	0.8	0.3	0.9	0.5
Mexico	0.4	0.7	1.3	0.6	1.2	1.1	1.5	1.1

The average risk in 2012 (€6.8 million) was equal to the combined average of the last three years, which underscores the stability of the exposure opened in financial instruments linked to volatility.

Grupo Santander continues to have a very limited exposure to instruments or complex structured vehicles, reflecting a management culture one of whose hallmarks is prudence in risk management. At the end of 2012, the Group had:

•	CDOs and CLOs: the position continues to not be very significant (€207 million). An important part of it is the result of integrating the portfolio of Alliance & Leicester in 2008.

•

Hedge funds: the total exposure is not significant (€274 million at the end of 2012) and most of it is via the financing of these funds (€169 million), with the rest direct participation in portfolio. This exposure has low loan-to-value levels of below 20% (collateral of €1,480 million at the end of 2012). The risk with this type of counterparty is analyzed case-by-case, establishing percentages of collateralization on the basis of the features and assets of each fund.

•	Conduits: no exposure.

•

Monolines: Santander’s exposure to bond insurance companies (monolines) was €151 million[22] at the end of 2012, mainly indirect exposure, and €145 million by virtue of the guarantee provided by this type of entity to various financing or traditional securitization operations. The exposure in this case is double default, as the primary underlying assets are of high credit quality. The small remaining amount is direct exposure (for example, via purchase of protection from the risk of non-payment by any of these insurance companies through a credit default swap). The exposure was 23% lower than in 2011.

In short, the exposure to this type of instruments as a result of the Group’s usual operations, continued to decline in 2012. Its origin was mainly due to the integration of positions of institutions acquired by the Group, such as Alliance & Leicester and Sovereign (in 2008 and 2009, respectively). All of these positions were known at the time of purchase, having been duly provisioned. These positions, since their integration in the Group, have been notably reduced, with the ultimate goal of eliminating them from the balance sheet.

Santander’s policy for approving new transactions related to these products remains very prudent and conservative. It is subject to strict supervision by the Group’s senior management.

Before approving a new transaction, product or underlying asset, the risks division verifies:

•	The existence of an appropriate valuation model to monitor the value of each exposure: Mark-to-Market, Mark-to-Model or Mark-to-Liquidity.

•	The availability in the market of observable data (inputs) needed to be able to apply this valuation model.

And provided these two points are always met:

•	The availability of appropriate systems, duly adapted to calculate and monitor every day the results, positions and risks of new operations, and;

•	The degree of liquidity of the product or underlying asset, in order to make possible their coverage when deemed opportune.

1.4. Gauging and contrasting measures

In 2012, the Group continued to regularly conduct analysis and contrasting tests on the effectiveness of the Value at Risk (VaR) calculation model, obtaining the same conclusions that enable us to verify the model’s reliability. The objective of these tests is to determine whether it is possible to accept or reject the model used to estimate the maximum loss of a portfolio for a certain level of confidence and a specific time frame.

The most important test is backtesting, analyzed at the local and global levels by the market risk control units. The methodology of backtesting is implemented in the same way for all the Group’s portfolios and sub-portfolios.

For the first case and the total portfolio, there were three exceptions in 2012 of VaR at 99% (days when the daily loss was higher than the VaR), as was previously commented 23.

[22]	Guarantees provided by monolines for bonds issued by U.S. states (municipal bonds) are not considered as exposure. As a result of the acquisition of Sovereign Bank, the Group incorporated a portfolio of these bonds which amounted to €858 million at the end of 2012.
[23]	See “VaR Model” in section c) Statistical Tools for Measuring and Managing Market Risk

BACKTESTING OF BUSINESS PORTFOLIOS: DAILY RESULTS VERSUS PREVIOUS DAY’S VALUE AT RISK (Million euros)

1.5. Analysis of scenarios

Various stress scenarios were calculated and analyzed regularly in 2012 (at least every month) at the local and global levels for all the trading portfolios and using the same suppositions by risk factor.

Maximum volatility scenario (Worst Case)

This scenario is given particular attention as it combines historic movements of risk factors with an ad hoc analysis in order to reject very unlikely combinations of variations (for example, sharp falls in stock markets together with a decline in volatility).

Regarding the variations, an historic volatility equivalent to six typical deviations is applied. The scenario is defined by taking each risk factor the movements which represents the greatest potential loss in the portfolio, rejecting the most unlikely combinations in economic-financial terms. For year-end, that scenario implied, for the global portfolio, interest rate rises in Latin American markets and falls in core markets (“flight into quality”), declines in stock markets, depreciation of all currencies against the euro, greater volatility and credit spreads. The table below shows the results of this scenario at the end of 2012.

The stress test shows that the economic loss suffered by the Group in its trading portfolios, in terms of the Mark-to-Market (MtM) result, would be, if the stress movements defined in the scenario materialized, €147.9 million, a loss that would be concentrated in Latin America (interest rates and equities) and Europe (credit spreads, exchange rate and interest rate).

MAXIMUM VOLATILITY STRESS SCENARIO (WORST CASE)

€ million	Interest Rate	Equity	Exchange Rate	Credit Spread	Commodity	Total

Total Trading	(87.8)	(15.5)	(23.1)	(20.9)	(0.7)	(147.9)

Europe	(7.1)	(2.3)	(18.6)	(20.2)	(0.7)	(48.8)

Latin America	(77.7)	(13.0)	(2.7)	0.0	0.0	(93.4)

United States	(2.1)	(0.2)	(1.6)	0.0	0.0	(3.9)
Global Activities	(0.9)	0.0	(0.2)	(0.7)	0.0	(1.8)

Other global stress test scenarios Various global scenarios (similar for all the Group’s units) are established:

•

Abrupt crisis: ad hoc scenario with very sudden movements in markets. Rise in interest rate curves, sharp falls in stock markets, large appreciation of the dollar against the rest of currencies, rise in volatility and in credit spreads.

•

Crisis 11S: historic scenario of the September 11, 2001 attacks with a significant impact on the U.S. and global markets. It is sub-divided into two scenarios: 1) maximum accumulated loss until the worst moment of the crisis, and 2) maximum loss in a day. In both cases, there are drops in stock markets and in interest rates in core markets and rises in emerging markets, and the dollar appreciates against the rest of currencies.

•

Subprime crisis. Historic scenario of the U.S. mortgage crisis. The objective of the analysis is to capture the impact on results of the reduction in liquidity in the markets. The scenarios have two time frames (one day and 10 days): in both cases there are drops in stock markets and in interest rates in core markets and rises in emerging markets, and the dollar appreciates against the rest of currencies.

•

Sovereign crisis: the severest historic scenario by the Committee of European Banking Supervisors (CEBS) to measure the market’s shock capacity between April 15 and September 1, 2010. Given the Group’s international sphere, four geographic zones are distinguished (US, Europe, Latin America and Asia), interest rate rises, falls in stock markets and volatilities are established, rises in credit spreads and depreciation of the euro and Latin American currencies and appreciation of Asian currencies against the dollar.

Every month a consolidated stress test report is drawn up with explanations of the main changes in results for the various scenarios and units supervised by the global committee of market risks. An early warning mechanism has also been established so than when the loss of a scenario is high in historic terms and/or the capital consumed by the portfolio in question, the business executive is informed.

Here we show the results of the global scenarios for 2011 and 2012.

STRESS TEST RESULTS : COMPARISON OF THE 2011 AND 2012 (ANNUAL AVERAGES)

2. Non-Trading Activity24

2.1. Structural interest rate

Europe and the United States

Generally, in these mature markets and in a context of low interest rates, the general positioning has been to maintain balance sheets with positive sensitivity to interest rate rises, both for the net interest margin (NIM) as well as for the economic value (market value of equity, MVE).

In any case, the exposure level in all countries is very low in relation to the annual budget and the amount of equity.

At the end of 2012, the sensitivity of the NIM at one year to parallel rises of 100 basis points was concentrated in the euro interest rate curve, the U.S. dollar and sterling, with the parent bank, the U.S. subsidiary and Santander UK the units that contributed the most (€183 million, $60 million and £14 million, respectively). Also important in the euro interest rate curve is the contribution of the risk of Banesto and Santander Consumer Finance. The sensitivity of the margin to the rest of convertible currencies is not significant.

At the same date, the main sensitivity of equity to parallel rises in the yield curve of 100 basis points was in the euro interest rate curve in the parent bank (€527 million). Regarding the dollar and sterling curves, the amounts were $297 million and £215 million, respectively.

Latin America

Due to differences in the macroeconomic context and the degree of maturity of these markets, the positioning with regard to the NIM was not homogeneous. There are countries with balance sheets positioned for interest rate rises and others for interest rate falls.

With regard to MVE, the general positioning of the balance sheets was such that the average duration of the asset was higher than that of the liability (negative sensitivity to interest rate rises).

In any case, the exposure level in all countries is very low in relation to the annual budget and the amount of equity.

EVOLUTION OF THE LATIN AMERICA STRUCTURAL INTEREST RISK PROFILE

Sensitivity of NIM and MVE to 100 basis points million euros

[24]	Includes the entire balance sheet except for the trading portfolios.

For Latin America as a whole, the consumption of risk as of December 2012, measured to 100 basis points of the financial margin25, stood at €89 million (€79 million at December 2011). It can be seen from the chart below that over 95% of the risk was concentrated in three countries: Brazil, Chile and Mexico.

NIM SENSITIVITY BY COUNTRIES TO 100 BASIS POINTS

% of the total

At the end of December 2012, risk consumption for the region, measured to 100 basis points of asset value26, was €916 million (€957 million as of December 2011). Over 95% of the asset value risk was concentrated in the same three countries: Brazil, Chile y Mexico.

MVE SENSITIVITY BY COUNTRIES TO 100 BASIS POINTS

% of the total

[25]	Betas are used to aggregate the sensitivities of different curves.
[26]	Betas are used to aggregate the sensitivities of different curves.

The gap tables show the risk maturity structure in Latin America at the end of 2012.

LATIN AMERICA: REPRICING GAP OF INTEREST RATES* (December 31, 2012)

Million euros

	TOTAL	3 months	6 months	1 year	3 years	5 years	> 5 years	Non sensitive
Assets	335,544	110,329	28,284	28,334	55,765	19,476	24,093	69,263
Local currency	295,569	89,498	22,386	25,453	51,589	17,566	21,242	67,836
Dollar	39,975	20,832	5,898	2,881	4,175	1,910	2,850	1,428
Liabilities	335,544	157,545	6,767	20,145	41,762	7,855	7,661	93,808
Local currency	293,407	139,213	3,695	15,495	37,005	2,933	3,751	91,315
Dollar	42,137	18,332	3,073	4,650	4,758	4,922	3,910	2,493
Off-balance sheet	0	5,814	1,025	758	(3,482)	(3,447)	(1,524)	856

Gap	0	(41,402)	22,542	8,948	10,520	8,174	14,908	(23,689)

*	Aggregate gap of all currencies in the balance sheets of Latin American units, expressed in euros.

Structural interest rate VaR of the balance sheet

As well as sensitivity to interest rate movements, Santander uses other methods to monitor the structural interest rate risk of the balance sheet including analysis of scenarios and calculation of the VaR, using methodology similar to that used for the trading portfolios.

The table below shows the average, minimum, maximum and year-end values of the VaR of structural interest rate risk.

BALANCE SHEET STRUCTURAL INTEREST RATE RISK (VAR)

VaR at 99%, with a time frame of one day. Million euros

	2012
	Minimum	Average	Maximum	Year-end
Structural interest rate risk (VaR)*	361.7	446.4	525.7	517.5
Diversification impact	(78.1)	(124.4)	(168.1)	(144.9)
Europe and US	334.4	451.4	560.8	552.0
Latin America	105.5	119.5	133.0	110.3

*	Includes VaR by credit spread in the ALCO portfolios.

The structural interest rate risk, measured in VaR terms at one day and at 99%, was an average of €446.4 million in 2012. The contribution to it of the balances of Europe and the U.S. was greater than that of Latin America. Of note was the high diversification between both areas.

D.2. Structural exchange-rate risk/hedging of results

Structural exchange rate risk arises from Group operations in currencies, mainly related to permanent financial investments, and the results and hedging of these investments. This management is dynamic and seeks to limit the impact on equity of currency depreciations and optimize the financial cost of hedging.

As regards the exchange rate risk of permanent investments, the general policy is to finance them in the currency of the investment provided the depth of the market allows it and the cost is justified by the expected depreciation. One-off hedging is also done when a local currency could weaken against the euro beyond what the market estimates.

At the end of 2012, the largest exposures of a permanent nature (with potential impact on equity value) were concentrated in Brazilian reales, followed by sterling, U.S. dollars, Mexican pesos, Chilean pesos and Polish zlotys. The Group covers part of these positions of a permanent nature with exchange rate derivatives.

In addition, financial management at the consolidated level is responsible for exchange rate management of the Group’s expected results and dividends in those units whose currency is not the euro.

D.3. Structural equity risk

Santander maintains equity positions in its banking book in addition to those of the trading portfolio. These positions are maintained as portfolios available for sale (capital instruments) or as equity stakes, depending on their envisaged time in the portfolio.

These positions are exposed to market risk. VaR calculations are made for these positions, using market price series for listed shares and proxies for those that do not. At the end of 2012, the VaR at 99% with a one day time frame was €281.4 million (€305.7 million and €218.5 million at the end of 2011 and 2012, respectively).

D.4. Balance sheet market risk

With a homogeneous metric such as the VaR, the total market risk in the banking book can be monitored, distinguishing between fixed income (both interest rate as well the credit spread for the ALCO portfolios), exchange rate and equities.

Figures in millions of EUR

		December 31, 2012
	December 31, 2011	Low	Average	High	Period End

TOTAL	542.8	458.2	598.0	666.5	666.5

Trading	15.9	9.4	14.9	22.4	18.5
Non-Trading	534.4	454.8	593.1	659.0	659.0
Diversification Effect	(7.5)	(6.1)	(10.1)	(14.9)	(11.0)

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

Interest Rate Risk

Figures in millions of EUR

		December 31, 2012
	December 31, 2011	Low	Average	High	Period End

Interest Rate Risk
Trading	14.6	7.4	11.8	23.3	12.0
Non-Trading	328.1	361.7	446.4	525.7	517.5
Diversification Effect	(14.3)	(7.4)	(11.6)	(22.8)	(11.8)

TOTAL	328.5	361.8	446.6	526.3	517.6

Foreign Exchange Rate Risk

Figures in millions of EUR

		December 31, 2012
	December 31, 2011	Low	Average	High	Period End

Exchange Rate Risk
Trading	4.2	1.9	5.0	12.2	3.5
Non-Trading	346.8	182.8	237.0	340.1	207.3
Diversification Effect	(4.2)	(1.9)	(4.9)	(12.0)	(3.5)

TOTAL	346.8	182.8	237.1	340.3	207.3

Equity Price Risk

Figures in millions of EUR

		December 31, 2012
	December 31, 2011	Low	Average	High	Period End

Equity Price Risk
Trading	3.7	4.1	7.0	11.2	7.1
Non-Trading	305.7	265.7	300.4	355.0	281.4
Diversification Effect	(3.7)	(4.0)	(6.9)	(11.0)	(7.0)

TOTAL	305.7	265.8	300.5	355.2	281.5

The Group’s daily VaR estimates by activity were as set forth below.

Figures in millions of EUR

		December 31, 2012
	December 31, 2011	Low	Average	High	Period End

Trading
Interest Rate	14.6	7.4	11.8	23.3	12.0
Exchange Rate	4.2	1.9	5.0	12.2	3.5
Equity	3.7	4.1	7.0	11.2	7.1
Credit Spread	9.6	2.2	6.1	13.0	9.1
Commodities	0.4	0.2	0.4	0.7	0.3

TOTAL	15.9	9.4	14.9	22.4	18.5

Non-Trading Interest Rate
Interest Rate	328.1	361.7	446.4	525.7	517.5

Exchange Rate

Non-Trading Foreign Exchange
Exchange Rate	346.8	182.8	237.0	340.1	207.3

Non-Trading Equity
Equity	305.7	265.7	300.4	355.0	281.4

TOTAL	542.8	458.2	598.0	666.5	666.5

Interest Rate	328.5	361.8	446.6	526.3	517.6
Exchange Rate	346.8	182.8	237.1	340.3	207.3
Equity	305.7	265.8	300.5	355.2	281.5

E.	Internal model

Grupo Santander had, at the end of 2011, approval from the Bank of Spain for its internal market risk model for calculating regulatory capital in the trading portfolios of units in Spain, Chile, Mexico and Portugal. The Group’s objective is to gradually increase approval to the rest of units.

The regulatory capital consolidated by the internal model of market risks for Grupo Santander is obtained by adding the regulatory capital of each of the units for which there is the corresponding Bank of Spain approval. A conservative criterion is used for consolidating the Group’s capital, as it does not take into account the savings in capital derived from the diversification impact among various countries.

As a result of this approval, the regulatory capital of trading activity for the commented perimeter is calculated via advanced methods, using VaR as the fundamental metric, the stressed VaR and the incremental risk charge (IRC), in line with the new capital requirements demanded by the Basel agreements.

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

(a) Deposit or substituting the underlying shares

Each person to whom ADSs are issued against deposits of shares, including deposits in respect of share distributions, rights and other distributions. [27]

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

iii) Expenses of the Depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency).

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

Contract amount:

Fixed: $3,720,283.56

Variable: $1,156,594.70

Total: $4,876,878.26

Actually paid:

Fixed: $3,720,283.56

Variable: $0

Total: $3,720,283.56

Waived fees:

Ongoing program maintenance per contract year: $150,000

Annual meeting services: $15,000

Investor Relations advisory services: $185,000

Total: $350,000

[27]	The Depositary may sell (by public or private sale) sufficient securities and property received in respect of such share distributions, rights and other distributions prior to such deposit to cover such charge.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies
A. Not Applicable

B. Not Applicable

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A. Not Applicable

B. Not Applicable

C. Not Applicable

D. Not Applicable

E. Not Applicable

Item 15. Controls and Procedures

(a)	Evaluation of Disclosure Controls and Procedures

As of December 31, 2012, Banco Santander, S.A., under the supervision and with the participation of its management, including its disclosure committee, its chief executive officer, chief financial officer, and chief accounting officer, performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15 (e) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

Under the supervision and with the participation of the management of the Group, including our chief executive officer, our chief financial officer and our chief accounting officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2012, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Enterprise Risk Management—Integrated Framework. Based on this assessment, management believes that, as of December 31, 2012, its internal control over financial reporting was effective based on those criteria.

Our independent registered public accounting firm has issued an audit report on the effectiveness of our internal control over financial reporting as of December 31, 2012. This report follows below.

(c) Attestation report of the registered public accounting firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Banco Santander, S.A.:

We have audited the internal control over financial reporting of Banco Santander, S.A. (the “Bank”) and Companies composing, together with the Bank, the Santander Group (the “Group”) as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the year ended December 31, 2012 of the Group and our report dated April 24, 2013 expressed an unqualified opinion on those financial statements.

/s/ Deloitte, S.L.

DELOITTE, S.L.

Madrid, Spain

April 24, 2013

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

In 2012, a new General Code of Conduct was published. The current Code has primarily broadened the scope of the previous one by: (i) including guidelines for certain specific situations not included in the previous version and (ii) listing additional responsibilities in relation to the Code for compliance management and for other bodies and divisions of the Group.

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

	2012	2011
	(In million of euros)
Audit Fees (1)	38.1	36.2
Audit Related Fees (1)	20.6	13.6
Tax Fees	4.3	3.8
All Other Fees Paid (2)	8.1	5.7
	71.1	59.3

(1)	See detail of most significant concepts included in Note 48 to the Consolidated Financial Statements.
(2)	It includes €2.7 million in 2012, €1.5 million in 2011 for services related to adaptation of the Group to new regulations.

The services commissioned from the Group’s auditors meet the independence requirements stipulated by the Legislative Royal Decree 1/2011, of 1 July, approving the Consolidated Audit Act, as well as those included in the Sarbanes-Oxley Act of 2002, assumed by the SEC, and in the Rules and Regulations of the Board.

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

In addition, non-recurrent audit or audit-related services and all non-audit services provided by the Group’s principal auditing firm or other auditing firms are subject to case-by-case pre-approval by the audit and compliance committee.

All services provided by the Group’s principal auditing firm in 2012 detailed in the table above were approved by the audit and compliance committee.

Item 16D. Exemption from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table shows the repurchases of shares made by the Bank or any of its Affiliated Purchasers during 2012:

2012	(a) Total number of shares (or units) purchased	(b) Average price paid per share (or unit)	(c) Total number of shares (or units) purchased as part of publicly announced plans or programs	(d) Maximum number (or approximate dollar value) of shares (or units) that may yet be purchased under the plans or programs
January	79,477,360	5.01	—	—
February	58,531,050	6.01	—	—
March	99,306,204	6.33	—	—
April	193,061,276	5.16	—	—
May	97,452,003	4.48	—	—
June	68,280,888	4.38	—	—
July	219,251,178	4.59	—	—
August	104,576,666	4.94	—	—
September	61,859,330	5.33	—	—
October	268,020,303	5.53	—	—
November	70,307,676	4.65	—	—
December	39,127,736	4.78	—	—
Total	1,359,251,670

During 2012, all purchases and sales of equity securities were made in open-market transactions.

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

Independence of the directors on the appointments and remuneration committee

In accordance with the NYSE corporate governance rules, all U.S. companies listed on the NYSE must have a compensation committee and a nominating and corporate governance committee and all members of such committees must be independent in accordance with highly detailed rules promulgated by the NYSE. Under Spanish law, these committees are not required. The appointments and remuneration committee of the board of directors of Santander is composed of five directors. All members are non-executive independent directors and its chairman is independent in accordance with the standards set forth in the previously mentioned Article 6.2. c) of the Rules and Regulations of the Board. These independence standards may not necessarily be consistent with, or as stringent as, the director independence standards established by the NYSE. The composition of the appointments and remuneration committee is described under “—Audit and compliance committee and appointments and remuneration committee”.

During the fiscal year 2012, none of the members of the appointments and remuneration committee was an executive director, member of senior management or a Bank employee, and no executive director or member of senior management has held a position on the board (or its remuneration committee) of companies that employ members of the appointments and remuneration committee.

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

The audit and compliance committee and the appointments and remuneration committee met 11 and 11 times, respectively, during 2012.

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

In 2012, a new General Code of Conduct was published. The current Code has primarily broadened the scope of the previous one by: (i) including guidelines for certain specific situations not included in the previous version and (ii) listing additional responsibilities in relation to the Code for compliance management and for other bodies and divisions of the Group.

The current General Code of Conduct set an open door policy by which any Grupo Santander employee who becomes aware of an allegedly unlawful act or an act in breach of the General Code of Conduct or of our business specific codes and manuals may report such act directly to compliance management.

As of December 31, 2012, no waivers with respect to the General Code of Conduct had been applied for or granted.

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

1.1

Bylaws (Estatutos) of Banco Santander, S.A. (incorporated by reference to Exhibit 1.1 to our Annual Report on Form 20-F for the year ended December 31, 2011, filed with the Securities and Exchange Commission on April 27, 2012).

1.2

Bylaws (Estatutos) of Banco Santander, S.A., (English translation of By-laws set forth in Exhibit 1.1 hereto) (incorporated by reference to Exhibit 1.2 to our Annual Report on Form 20-F for the year ended December 31, 2011, filed with the Securities and Exchange Commission on April 27, 2012).

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

Date: April 24, 2013

INDEX TO FINANCIAL STATEMENTS

(a)	Index to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Banco Santander, S.A.:

We have audited the accompanying consolidated balance sheets of Banco Santander, S.A. (the “Bank”) and Companies composing, together with the Bank, the Santander Group (the “Group”), as of December 31, 2012, 2011, and 2010, and the related consolidated income statements, statements of recognized income and expense, changes in total equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Bank’s directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2012, 2011, and 2010, and the results of its operations, its changes in equity, and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS-IASB”).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Group’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 24, 2013 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte, S.L.

DELOITTE, S.L.

Madrid-Spain

April 24, 2013

SANTANDER GROUP

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2012, 2011 AND 2010

(Millions of Euros)

ASSETS	Note	2012	2011	2010

CASH AND BALANCES WITH CENTRAL BANKS		118,488	96,524	77,786

FINANCIAL ASSETS HELD FOR TRADING:		177,917	172,638	156,762
Loans and advances to credit institutions	6	9,843	4,636	16,216
Loans and advances to customers	10	9,162	8,056	755
Debt instruments	7	43,101	52,704	57,872
Equity instruments	8	5,492	4,744	8,850
Trading derivatives	9	110,319	102,498	73,069

OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS:		28,356	19,563	39,480
Loans and advances to credit institutions	6	10,272	4,701	18,831
Loans and advances to customers	10	13,936	11,748	7,777
Debt instruments	7	3,460	2,649	4,605
Equity instruments	8	688	465	8,267

AVAILABLE-FOR-SALE FINANCIAL ASSETS:		92,266	86,613	86,235
Debt instruments	7	87,724	81,589	79,689
Equity instruments	8	4,542	5,024	6,546

LOANS AND RECEIVABLES:		758,228	779,525	768,858
Loans and advances to credit institutions	6	53,785	42,389	44,808
Loans and advances to customers	10	697,384	730,296	715,621
Debt instruments	7	7,059	6,840	8,429

HELD-TO-MATURITY INVESTMENTS		—	—	—

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	36	2,274	2,024	1,464

HEDGING DERIVATIVES	11	7,936	9,898	8,227

NON-CURRENT ASSETS HELD FOR SALE	12	4,330	5,338	6,285

INVESTMENTS:	13	4,454	4,155	273
Associates		1,957	2,082	273
Jointly controlled entities		2,497	2,073	—

INSURANCE CONTRACTS LINKED TO PENSIONS	14	405	2,146	2,220

REINSURANCE ASSETS	15	424	254	546

TANGIBLE ASSETS:		13,860	13,846	11,142
Property, plant and equipment-		10,315	9,995	9,832
For own use	16	8,136	7,797	7,508
Leased out under an operating lease	16	2,179	2,198	2,324
Investment property	16	3,545	3,851	1,310

INTANGIBLE ASSETS:		28,062	28,083	28,064
Goodwill	17	24,626	25,089	24,622
Other intangible assets	18	3,436	2,994	3,442

TAX ASSETS:		25,868	22,901	22,572
Current		6,111	5,140	5,483
Deferred	27	19,757	17,761	17,089

OTHER ASSETS	19	6,760	8,018	7,587
Inventories		173	319	455
Other		6,587	7,699	7,132

TOTAL ASSETS		1,269,628	1,251,526	1,217,501

LIABILITIES AND EQUITY	Note	2012	2011	2010

FINANCIAL LIABILITIES HELD FOR TRADING:		143,242	146,948	136,772
Deposits from central banks	20	1,128	7,740	12,605
Deposits from credit institutions	20	8,292	9,287	28,371
Customer deposits	21	8,897	16,574	7,849
Marketable debt securities	22	1	77	366
Trading derivatives	9	109,743	103,083	75,279
Short positions	9	15,181	10,187	12,302
Other financial liabilities		—	—	—

OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS:		45,418	44,909	51,020
Deposits from central banks	20	1,014	1,510	337
Deposits from credit institutions	20	10,862	8,232	19,263
Customer deposits	21	28,638	26,982	27,142
Marketable debt securities	22	4,904	8,185	4,278
Subordinated liabilities		—	—	—
Other financial liabilities		—	—	—

FINANCIAL LIABILITIES AT AMORTISED COST:		959,321	935,669	898,969
Deposits from central banks	20	50,938	34,996	8,644
Deposits from credit institutions	20	80,732	81,373	70,892
Customer deposits	21	589,104	588,977	581,385
Marketable debt securities	22	201,064	189,110	188,229
Subordinated liabilities	23	18,238	22,992	30,475
Other financial liabilities	24	19,245	18,221	19,344

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	36	598	876	810

HEDGING DERIVATIVES	11	6,444	6,444	6,634

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		1	42	54

LIABILITIES UNDER INSURANCE CONTRACTS	15	1,425	517	10,449

PROVISIONS:		12,872	15,572	15,660
Provision for pensions and similar obligations	25	7,077	9,045	9,519
Provisions for taxes and other legal contingencies	25	3,100	3,663	3,670
Provisions for contingent liabilities and commitments	25	617	659	1,030
Other provisions	25	2,078	2,205	1,441

TAX LIABILITIES:		8,019	8,174	8,618
Current		5,162	5,101	4,306
Deferred	27	2,857	3,073	4,312

OTHER LIABILITIES	26	7,962	9,516	7,600

TOTAL LIABILITIES		1,185,302	1,168,667	1,136,586

EQUITY
SHAREHOLDERS’ EQUITY:	30	81,244	80,896	77,333
Share capital	31	5,161	4,455	4,164
Registered		5,161	4,455	4,164
Less: Uncalled capital		—	—	—
Share premium	32	37,412	31,223	29,457
Reserves	33	37,153	32,980	28,307
Accumulated reserves (losses)	33	36,898	32,921	28,255
Reserves (losses) of entities accounted for using the equity method	33	255	59	52
Other equity instruments	34	250	8,708	8,686
Equity component of compound financial instruments	34	—	1,668	1,668
Other	34	250	7,040	7,018
Less: Treasury shares	34	(287)	(251)	(192)
Profit for the year attributable to the Parent		2,205	5,351	8,181
Less: Dividends and remuneration	4	(650)	(1,570)	(1,270)

VALUATION ADJUSTMENTS		(6,590)	(4,482)	(2,315)
Available-for-sale financial assets	29	(249)	(977)	(1,249)
Cash flow hedges	11	(219)	(202)	(172)
Hedges of net investments in foreign operations	29	(2,957)	(1,850)	(1,955)
Exchange differences	29	(3,013)	(1,358)	1,061
Non-current assets held for sale		—	—	—
Entities accounted for using the equity method	29	(152)	(95)	—
Other valuation adjustments		—	—	—

NON-CONTROLLING INTERESTS	28	9,672	6,445	5,897
Valuation adjustments		(46)	435	838
Other		9,718	6,010	5,059

TOTAL EQUITY		84,326	82,859	80,915

TOTAL LIABILITIES AND EQUITY		1,269,628	1,251,526	1,217,501

MEMORANDUM ITEMS:
CONTINGENT LIABILITIES	35	45,033	48,042	59,795
CONTINGENT COMMITMENTS	35	216,042	195,382	203,709

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated balance sheet at December 31, 2012.

SANTANDER GROUP

CONSOLIDATED INCOME STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Millions of Euros)

		(Debit) Credit
	Notes	2012	2011	2010

Interest and similar income	38	59,024	60,856	52,907
Interest expense and similar charges	39	(28,877)	(30,035)	(23,683)
INTEREST INCOME/(CHARGES)		30,147	30,821	29,224
Income from equity instruments	40	423	394	362
Income for companies accounted for using the equity method	41	427	57	17
Fee and commission income	42	12,827	12,749	11,681
Fee and commission expense	43	(2,519)	(2,277)	(1,946)
Gains/losses on financial assets and liabilities (net)	44	3,329	2,838	2,164
Held for trading		1,460	2,113	1,312
Other financial instruments at fair value through profit or loss		159	21	70
Financial instruments not measured at fair value through profit or loss		1,789	803	791
Other		(79)	(99)	(9)
Exchange differences (net)	45	(189)	(522)	441
Other operating income		6,693	8,050	8,195
Income from insurance and reinsurance contracts issued	46	5,541	6,748	7,162
Sales and income from the provision of non-financial services	46	369	400	340
Other	46	783	902	693
Other operating expenses		(6,585)	(8,032)	(8,089)
Expenses of insurance and reinsurance contracts	46	(4,948)	(6,356)	(6,784)
Changes in inventories	46	(232)	(249)	(205)
Other	46	(1,405)	(1,427)	(1,100)
TOTAL INCOME		44,553	44,078	42,049
Administrative expenses		(17,928)	(17,781)	(16,255)
Personnel expenses	47	(10,323)	(10,326)	(9,329)
Other general administrative expenses	48	(7,605)	(7,455)	(6,926)
Depreciation and amortization	16 & 18	(2,189)	(2,109)	(1,940)
Provisions (net)	25	(1,622)	(2,601)	(1,133)
Impairment losses on financial assets (net)		(18,906)	(11,868)	(10,443)
Loans and receivables	10	(18,549)	(11,040)	(10,267)
Other financial instruments not measured at fair value through profit or loss	7 & 29	(357)	(828)	(176)
Impairment losses on other assets (net)		(508)	(1,517)	(286)
Goodwill and other intangible assets	17 & 18	(151)	(1,161)	(69)
Other assets		(357)	(356)	(217)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale	49	906	1,846	350
Gains from bargain purchases arising in business combinations		—	—	—
Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations	50	(757)	(2,109)	(290)
OPERATING PROFIT/(LOSS) BEFORE TAX		3,549	7,939	12,052
Income tax	27	(575)	(1,776)	(2,923)
PROFIT FROM CONTINUING OPERATIONS		2,974	6,163	9,129
LOSS FROM DISCONTINUED OPERATIONS (Net)	37	(7)	(24)	(27)
CONSOLIDATED PROFIT FOR THE YEAR		2,967	6,139	9,102
Profit attributable to the Parent		2,205	5,351	8,181
Profit attributable to non-controlling interests	28	762	788	921

EARNINGS PER SHARE
From continuing and discontinued operations
Basic earnings per share (euros)	4	0.23	0.60	0.94
Diluted earnings per share (euros)	4	0.22	0.60	0.94
From continuing operations
Basic earnings per share (euros)	4	0.23	0.60	0.94
Diluted earnings per share (euros)	4	0.22	0.60	0.94

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated balance sheet at December 31, 2012.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Millions of Euros)

	2012	2011	2010

CONSOLIDATED PROFIT FOR THE YEAR	2,967	6,139	9,102

OTHER RECOGNISED INCOME AND EXPENSE	(2,588)	(2,570)	1,643
Available-for-sale financial assets:	1,171	344	(2,719)
Revaluation gains/(losses)	1,729	231	(1,863)
Amounts transferred to income statement	(558)	156	(856)
Other reclassifications	—	(43)	—
Cash flow hedges:	(84)	(17)	117
Revaluation gains/(losses)	129	(109)	(89)
Amounts transferred to income statement	(249)	92	206
Amounts transferred to initial carrying amount of hedged items	—	—	—
Other reclassifications	36	—	—
Hedges of net investments in foreign operations:	(1,107)	106	(2,253)
Revaluation gains/(losses)	(1,336)	13	(2,444)
Amounts transferred to income statement	229	9	191
Other reclassifications	—	84	—
Exchange differences:	(2,170)	(2,824)	5,704
Revaluation gains/(losses)	(1,833)	(2,906)	5,986
Amounts transferred to income statement	(330)	85	(282)
Other reclassifications	(7)	(3)	—
Non-current assets held for sale:	—	—	—
Revaluation gains/(losses)	—	—	—
Amounts transferred to income statement	—	—	—
Other reclassifications	—	—	—
Actuarial gains/(losses) on pension plans	—	—	—
Entities accounted for using the equity method:	(57)	(95)	—
Revaluation gains/(losses)	(61)	(37)	—
Amounts transferred to income statement	21	—	—
Other reclassifications	(17)	(58)	—
Other recognized income and expense	—	—	—
Income tax	(341)	(84)	794

TOTAL RECOGNISED INCOME AND EXPENSE	379	3,569	10,745
Attributable to the Parent	97	3,184	9,031
Attributable to non-controlling interests	282	385	1,714

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated balance sheet at December 31, 2012.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Millions of Euros)

	Equity attributable to the Parent
	Shareholders’ equity
			Reserves
	Share capital	Share premium	Accumulated reserves (losses)	Reserves (losses) of entities accounted for using the equity method	Other equity instruments	Less: Treasury shares	Profit for the year attributable to the Parent	Less: Dividends and remuneration	Total shareholders’ equity	Valuation adjustments	Total	Non- controlling interests	Total equity

Ending balance at 12/31/11	4,455	31,223	32,921	59	8,708	(251)	5,351	(1,570)	80,896	(4,482)	76,414	6,445	82,859
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted beginning balance	4,455	31,223	32,921	59	8,708	(251)	5,351	(1,570)	80,896	(4,482)	76,414	6,445	82,859

Total recognized income and expense	—	—	—	—	—	—	2,205	—	2,205	(2,108)	97	282	379

Other changes in equity	706	6,189	3,977	196	(8,458)	(36)	(5,351)	920	(1,857)	—	(1,857)	2,945	1,088
Capital increases	706	6,330	(235)	—	(6,811)	—	—	—	(10)	—	(10)	22	12
Capital reductions	—	—	—	—	—	—	—	—	—	—	—	(112)	(112)
Conversion of financial liabilities into equity	—	—	—	—	—				—	—	—	—	—
Increases in other equity instruments	—	—	—	—	133	—	—	—	133	—	133	—	133
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—
Distribution of dividends	—	—	(496)	—	—	—	—	(650)	(1,146)	—	(1,146)	(409)	(1,555)
Transactions involving own equity instruments (net)	—	—	85	—	—	(36)	—	—	49	—	49	—	49
Transfers between equity items	—	(141)	3,789	196	(63)	—	(5,351)	1,570	—	—	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	5	5
Equity-instrument-based payments	—	—	(2)	—	(40)	—	—	—	(42)	—	(42)	—	(42)
Other increases/(decreases) in equity	—	—	836	—	(1,677)	—	—	—	(841)	—	(841)	3,439	2,598
Ending balance at 12/31/12	5,161	37,412	36,898	255	250	(287)	2,205	(650)	81,244	(6,590)	74,654	9,672	84,326

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated balance sheet at December 31, 2012.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

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

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated balance sheet at December 31, 2012.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Millions of Euros)

	Equity attributable to the Parent
	Shareholders’ equity
	Share capital	Share premium	Reserves		Other equity instruments	Less: Treasury shares	Profit for the year attributable to the Parent	Less: Dividends and remuneration	Total shareholders’ equity
			Accumulated reserves (losses)	Reserves (losses) of entities accounted for using the equity method						Valuation adjustments	Total	Non- controlling interests	Total equity

Ending balance at 12/31/09	4,114	29,305	24,540	68	7,189	(30)	8,942	(2,296)	71,832	(3,165)	68,667	5,203	73,870
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—

Adjusted beginning balance	4,114	29,305	24,540	68	7,189	(30)	8,942	(2,296)	71,832	(3,165)	68,667	5,203	73,870

Total recognized income and expense	—	—	—	—	—	—	8,181	—	8,181	850	9,031	1,714	10,745

Other changes in equity	50	152	3,715	(16)	1,497	(162)	(8,942)	1,026	(2,680)	—	(2,680)	(1,020)	(3,700)
Capital increases	50	162	(44)	—	(168)	—	—	—	—	—	—	—	—
Capital reductions	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—
Increases in other equity instruments	—	—	—	—	1,821	—	—	—	1,821	—	1,821	—	1,821

Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—
Distribution of dividends	—	—	(1,825)	—	—	—	—	(1,270)	(3,095)	—	(3,095)	(400)	(3,495)
Transactions involving own equity instruments (net)	—	—	(18)	—	—	(162)	—	—	(180)	—	(180)	—	(180)
Transfers between equity items	—	(10)	6,712	(16)	(40)	—	(8,942)	2,296	—	—	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	101	101
Equity-instrument-based payments	—	—	—	—	(116)	—	—	—	(116)	—	(116)	—	(116)
Other increases/(decreases) in equity	—	—	(1,110)	—	—	—	—	—	(1,110)	—	(1,110)	(721)	(1,831)
Ending balance at 12/31/10	4,164	29,457	28,255	52	8,686	(192)	8,181	(1,270)	77,333	(2,315)	75,018	5,897	80,915

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated balance sheet at December 31, 2012.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

(Millions of Euros)

	2012	2011	2010

A. CASH FLOWS FROM OPERATING ACTIVITIES:	24,322	35,995	51,874

Consolidated profit for the year	2,967	6,139	9,102
Adjustments made to obtain the cash flows from operating activities-	24,469	21,877	17,849
Depreciation and amortization	2,189	2,109	1,940
Other adjustments	22,280	19,768	15,909
Net increase/decrease in operating assets-	27,154	(337)	28,487
Financial assets held for trading	381	(7,561)	6,310
Other financial assets at fair value through profit or loss	5,207	(12,221)	413
Available-for-sale financial assets	7,334	383	(3,145)
Loans and receivables	11,665	20,569	18,481
Other operating assets	2,567	(1,507)	6,428
Net increase/decrease in operating liabilities-	27,202	9,566	55,488
Financial liabilities held for trading	(9,970)	(15,348)	7,583
Other financial liabilities at fair value through profit or loss	(3,010)	(6,351)	285
Financial liabilities at amortized cost	39,216	32,901	47,274
Other operating liabilities	966	(1,636)	346
Income tax recovered/paid	(3,162)	(1,924)	(2,078)

B. CASH FLOWS FROM INVESTING ACTIVITIES:	(63)	(7,099)	(2,635)

Payments-	3,920	10,575	5,310
Tangible assets	2,161	1,858	3,635
Intangible assets	1,726	1,540	1,505
Investments	33	1	10
Subsidiaries and other business units	—	7,176	160
Non-current assets held for sale and associated liabilities	—	—	—
Held-to-maturity investments	—	—	—
Other payments related to investing activities	—	—	—
Proceeds-	3,857	3,476	2,675
Tangible assets	815	520	696
Intangible assets	6	—	9
Investments	2	10	104
Subsidiaries and other business units	991	1,044	33
Non-current assets held for sale and associated liabilities	2,043	1,902	1,833
Held-to-maturity investments	—	—	—
Other proceeds related to investing activities	—	—	—

C. CASH FLOWS FROM FINANCING ACTIVITIES:	(703)	(8,111)	(11,301)

Payments-	12,549	16,259	21,470
Dividends	1,287	3,489	4,107
Subordinated liabilities	4,080	5,329	7,727
Redemption of own equity instruments	—	—	—
Acquisition of own equity instruments	6,957	6,937	7,372
Other payments related to financing activities	225	504	2,264
Proceeds-	11,846	8,148	10,169
Subordinated liabilities	2	171	287
Issuance of own equity instruments	—	—	—
Disposal of own equity instruments	7,005	6,848	7,191
Other proceeds related to financing activities	4,839	1,129	2,691
D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES	(1,592)	(2,046)	4,957
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	21,964	18,738	42,897
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	96,524	77,786	34,889
G. CASH AND CASH EQUIVALENTS AT END OF YEAR	118,448	96,524	77,786
COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF YEAR:
Cash	7,214	5,483	5,515
Cash equivalents at central banks	111,274	91,041	72,271
Other financial assets	—	—	—
Less: Bank overdrafts refundable on demand	—	—	—

TOTAL CASH AND CASH EQUIVALENTS AT END OF YEAR	118,488	96,524	77,786

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated balance sheet at December 31, 2012.

Banco Santander, S.A. and Companies composing Santander Group

Notes to the Consolidated Financial Statements

for the year ended December 31, 2012

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

b)	Basis of presentation of the consolidated financial statements

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the Law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after January 1, 2005 in conformity with the International Financial Reporting Standards (“IFRSs”) previously adopted by the European Union (“EU-IFRSs”).

In order to adapt the accounting system of Spanish credit institutions to the new standards, the Bank of Spain issued Circular 4/2004, of December 22, on Public and Confidential Financial Reporting Rules and Formats.

The Group’s consolidated financial statements for 2012 were formally prepared by the Bank’s directors (at the board meeting on January 28, 2013) in accordance with International Financial Reporting Standards as adopted by the European Union and with Bank of Spain Circular 4/2004 and Spanish corporate and commercial law applicable to the Group and in compliance with IFRS as issued by the International Accounting Standards Board (“IFRS – IASB” and together with IFRS adopted by the European Union, “IFRS”), using the basis of consolidation, accounting policies and measurement bases set forth in Note 2 to these consolidated financial statements and, accordingly, they present fairly the Group’s equity and financial position at December 31, 2012 and the consolidated results of its operations, the changes in the consolidated equity and the consolidated cash flows in 2012. These consolidated financial statements were prepared from the separate accounting records of the Bank and of each of the companies composing the Group, and include the adjustments and reclassifications required to unify the accounting policies and measurement bases applied by the Group.

The notes to the consolidated financial statements contain supplementary information to that presented in the consolidated balance sheet, consolidated income statement, consolidated statement of recognized income and expense, consolidated statement of changes in total equity and consolidated statement of cash flows.

The notes provide, in a clear, relevant, reliable and comparable manner, narrative descriptions and breakdowns of these financial statements.

Adoption of new standards and interpretations issued

The following standards and interpretations came into force and were adopted by the European Union in 2012:

•	Amendment to IFRS 7, Financial Instruments: Disclosures (obligatory for reporting periods beginning on or after July 1, 2011) - Transfers of Financial Assets. IFRS 7 reinforces the disclosures on transfers of financial assets that are not derecognized or, principally, those that qualify for derecognition but in which the entity still has continuing involvement.

•	Amendment to IAS 12, Income Tax - IAS 12 provides that the measurement of deferred tax assets and liabilities arising from investment property is dependent on whether the carrying amount of the investment property is expected to be recovered through use or sale. IAS 12 also includes the contents of SIC 21 - “Deferred Taxes - Recovery of Revalued Non-Depreciable Assets”, which was withdrawn.

The application of the aforementioned accounting standards did not have any material effects on the Group’s consolidated financial statements.

Also, the following standards and interpretations whose effective dates are after December 31, 2012 were in force at the date of preparation of these consolidated financial statements:

•	IFRS 10, Consolidated Financial Statements (obligatory for reporting periods beginning on or after January 1, 2014, early application permitted) - this standard supersedes the current IAS 27 and SIC 12, and introduces a single control-based consolidation model, irrespective of the nature of the investee. IFRS 10 modifies the current definition of control. The new definition of control sets out the following three elements of control: power over the investee; exposure, or rights, to variable returns from involvement with the investee; and the ability to use power over the investee to affect the amount of the investor’s returns.

•	IFRS 11, Joint Arrangements (obligatory for reporting periods beginning on or after January 1, 2014, early application permitted) - this standard supersedes the current IAS 31. The fundamental change introduced by IFRS 11 with respect to the current standard is the elimination of the option of proportionate consolidation for jointly controlled entities, which will begin to be accounted for using the equity method.

•	IFRS 12, Disclosure of Interests in Other Entities (obligatory for reporting periods beginning on or after January 1, 2014, early application permitted) - this standard represents a single standard presenting the disclosure requirements for interests in other entities (whether they be subsidiaries, associates, joint arrangements or other interests) and includes new disclosure requirements. The objective of this standard is to require an entity to disclose information that enables users of its financial statements to evaluate the nature of its interests in other entities (control), the possible restrictions on its ability to access or use assets and settle liabilities, the risks associated with its interests in unconsolidated structured entities, etc.

The Group is currently analyzing the possible effects of the aforementioned standards (IFRSs 10, 11 and 12 ). Based on the analysis performed to date, the Group does not expect the application of these standards to have a material effect on the consolidated financial statements.

•	IFRS 13, Fair Value Measurement (obligatory for reporting periods beginning on or after January 1, 2013) - this standard replaces the current rules concerning fair value contained in various standards and sets out in a single IFRS a framework for measuring fair value. It does not modify the criteria set out in other standards for measuring assets and liabilities at fair value. IFRS 13 is applicable to the measurement of both financial and non-financial items and it introduces new disclosure requirements.

•

Amendments to IAS 1, Presentation of Items of Other Comprehensive Income (obligatory for reporting periods beginning on or after July 1, 2012) - these amendments consist basically of the requirement for items to be classified into items that will be reclassified (recycled) to profit or loss in subsequent periods and items that will not be reclassified.

•

Amendments to IAS 19, Employee Benefits (obligatory for reporting periods beginning on or after January 1, 2013) - these amendments eliminate the “corridor” under which entities are currently able to opt for deferred recognition of a given portion of actuarial gains and losses, establishing that when the amendments come into effect, all actuarial gains and losses must be recognized immediately. The amendments include significant changes in the presentation of cost components, as a result of which the service cost relating to post-employment benefit obligations (past service cost and plan curtailments and settlements) and net interest cost will be recognized in profit or loss and the remeasurement component (comprising basically actuarial gains and losses) will be recognized in Equity - Valuation adjustments and may not be reclassified to profit or loss. The Bank’s directors consider that, had this standard been applied at December 31, 2012, equity would have been reduced by EUR 3,051 million due mainly to the elimination of the “corridor”. In accordance with IAS 8, these amendments entail a change of accounting policy and, accordingly, they must be applied retrospectively from January 1, 2013, by adjusting the beginning balances of equity for the earliest period presented as though the new accounting policy had always been applied.

•

Amendments to IAS 27 and IAS 28 (revised) (obligatory for reporting periods beginning on or after January 1, 2014, early application permitted) - these amendments reflect the changes arising from the new IFRS 10 and IFRS 11 described above.

•

Amendments to IAS 32, Financial Instruments: Presentation - Offsetting Financial Assets and Financial Liabilities (obligatory for reporting periods beginning on or after January 1, 2014, early application permitted) - these amendments introduce a series of additional clarifications on the requirements established by the standard for an entity to be able to offset a financial asset and a financial liability, indicating that they can only be offset when an entity currently has a legally enforceable right to set off the recognized amounts and this does not depend on the occurrence of future events.

•

Amendments to IFRS 7, Offsetting Financial Assets and Financial Liabilities (obligatory for reporting periods beginning on or after January 1, 2013) - these amendments introduce new disclosures for financial assets and financial liabilities that are presented net in the balance sheet and for other instruments subject to an enforceable netting arrangement.

•	IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine - in view of its nature, this interpretation does not affect the Group.

Lastly, at the date of preparation of these consolidated financial statements, the following standards and interpretations which effectively come into force after December 31, 2012 had not yet been adopted by the European Union:

•

IFRS 9, Financial Instruments: Classification and Measurement (obligatory as from January 1, 2015), which will in the future replace the part of the current IAS 39 relating to the classification and measurement of financial assets. IFRS 9 presents significant differences regarding financial assets with respect to the current standard, including the approval of a new classification model based on only two categories, namely instruments measured at amortized cost and those measured at fair value, the disappearance of the current Held-to-maturity investments and Available-for-sale financial assets categories, impairment analyses only for assets measured at amortized cost and the non-separation of embedded derivatives in financial contracts. The main change introduced with regard to financial liabilities applies only to liabilities that an entity elects to measure at fair value. The portion of the change in the fair value of these liabilities attributable to changes in the entity’s own credit risk must be presented in Valuation adjustments instead of in profit or loss.

•

Improvements to IFRSs, 2009-2011 cycle (obligatory for reporting periods beginning on or after January 1, 2013) - these improvements introduce minor amendments to IFRS 1, IAS 1, IAS 16, IAS 32 and IAS 34.

•	Transition rules: Amendments to IFRSs 10, 11 and 12 (obligatory for reporting periods beginning on or after January 1, 2013) - these amendments clarify the transition rules for IFRSs 10, 11 and 12.

•

Investment companies: Amendments to IFRS 10, IFRS 12 and IAS 27 (obligatory for reporting periods beginning on or after January 1, 2014) - these amendments provide for an exception from the consolidation rules under IFRS 10 for parent companies that meet the definition of investment companies. In view of their nature, these amendments do not affect the Group.

The Group is currently analyzing the possible effects of these new standards and interpretations.

All accounting policies and measurement bases with a material effect on the 2012 consolidated financial statements were applied in their preparation.

c)	Use of estimates

The consolidated results and the determination of consolidated equity are sensitive to the accounting policies, measurement bases and estimates used by the directors of the Bank in preparing the consolidated financial statements. The main accounting policies and measurement bases are set forth in Note 2.

In the consolidated financial statements estimates were occasionally made by the senior management of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and obligations reported herein. These estimates, which were made on the basis of the best information available, relate basically to the following:

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

On July 13, 2007, the Santander Court of First Instance number 10 dismissed in full the claims contesting the resolutions adopted by the shareholders at the general meeting on June 18, 2005. The plaintiffs filed an appeal against the judgment. In a judgment dated May 14, 2009 the Cantabria Provincial Appellate Court dismissed the appeals in full. The two appellants prepared and filed extraordinary appeals on grounds of procedural infringements and a cassation appeal against the judgment. Leave to proceed was refused for the extraordinary appeals for procedural infringement and the cassation appeal filed by one of the appellants, and it was partially refused for the cassation appeal filed by the other appellant, by an order of October 13, 2010. The admitted grounds of the latter appeal were dismissed in a judgment dated May 21, 2012, thereby confirming that the appeals had been dismissed.

The appeal filed with Santander Commercial Court no. 1 in relation to the objection to the corporate resolutions adopted by the shareholders at the annual general meeting held on June 11, 2010 was withdrawn and dismissed by an order of February 24, 2012.

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

The appeal filed by the Association for the Defence of Investors and Customers against the aforementioned Supreme Court decision was given leave to proceed by the Spanish Constitutional Court, and the appearing parties submitted their pleadings. Subsequently, the appellant filed a document seeking dismissal of the appeal, which the Spanish Constitutional Court transferred to the Public Prosecutor’s Office and the appearing parties for their responses on September 25, 2012.

e)	Capital management

i. Regulatory and economic capital

The Group’s capital management is performed at regulatory and economic levels.

Regulatory capital management is based on the analysis of the capital base, the capital ratios using the criteria of the related Bank of Spain Circular and the scenarios used for capital planning. The aim is to achieve a capital structure that is as efficient as possible in terms of both cost and compliance with the requirements of regulators, ratings agencies and investors. Active capital management includes securitizations, sales of assets and issues of equity instruments (preference shares and subordinated debt) and hybrid instruments.

The regulations on the calculation and control of minimum capital requirements in Spain have been implemented, since June 2008, by Bank of Spain Circular 3/2008, which adapts Spanish legislation to European Directives 2006/48 and 2006/49 (known as Capital Requirements Directives, or CRD I), which include, inter alia, provisions equivalent to those defined in the Basel II framework agreement. This regulatory framework is based on three pillars. Pillar I sets out the minimum capital requirements to be met, and provides for the possibility of using internal ratings and models (IRB approach) in the calculation of risk-weighted exposures and including operational risk therein. The aim is to render regulatory requirements more sensitive to the risks actually borne by entities in carrying on their business activities. Pillar II establishes a supervisory review system to improve internal risk management and internal capital adequacy assessment based on the risk profile. Lastly, Pillar III defines the elements relating to disclosures and market discipline.

In July 2009, the Basel Committee on Banking Supervision published a reform of the Basel II framework which raised the regulatory capital requirements for the trading book and complex securitization exposures, known as Basel 2.5. At European level, these greater requirements were reflected in Directive 2009/111 (CRD II) and 2010/76 (CRD III), which were in turn included in Bank of Spain Circular 03/2008 through Circular 4/2011.

In December 2010, the Committee on Banking Supervision published a new global regulatory framework in order to strengthen international capital standards (Basel III), by enhancing the quality, consistency and transparency of the capital base and improving risk coverage. This framework is scheduled for inclusion in European legislation in the near future through a new European Directive (CRD IV) and European Regulation (CRR) which will be directly applicable to the Member States.

In December 2011, the European Banking Authority (EBA) published new capital requirements for the main European credit institutions. These requirements are part of a package of measures adopted by the European Council in the second half of 2011 with the aim of restoring stability and confidence in the European markets.

At June 30, 2012, the institutions selected for the EBA sample were required to have a Tier 1 core capital ratio, determined on the basis of EBA rules, of at least 9%. These capital requirements are expected to be of an exceptional and temporary nature.

In Spain, Royal Decree-Law 2/2011 was approved on February 18, 2011, establishing the implementing regulations of the “Plan for Strengthening the Financial Sector”, which aimed, inter alia, to establish in advance certain capital requirements, established by Basel III, by setting a principal capital requirement of 8% or 10%, depending on the characteristics of each entity. Also, Royal Decree-Law 2/2012, on the clean-up of the financial sector, was published on February 3, 2012, setting forth additional principal capital requirements to be met by entities based on certain levels of assets relating to the property industry.

Lastly, Law 9/2012, on restructuring and resolution of credit institutions, was published on November 14, 2012, which established, effective from January 1, 2013, a single principal capital requirement of 9%, phasing in both the eligible instruments and deductions with those used by the European Banking Authority. Law 9/2012 was partially implemented by Bank of Spain Circular 7/2012, on minimum principal capital requirements.

At December 31, 2012, the Group met all the minimum capital requirements established by current legislation and those set forth in the EBA’s recommendation.

From an economic standpoint, capital management seeks to optimize value creation at the Group and at its constituent business units. To this end, the economic capital, return on risk-adjusted capital (RORAC) and value creation data for each business unit are generated, analyzed and reported to the management committee on a quarterly basis. Within the framework of the internal capital adequacy assessment process (Pillar II of the Basel Capital Accord), the Group uses an economic capital measurement model with the objective of ensuring that there is sufficient capital available to support all the risks of its activity in various economic scenarios, with the solvency levels agreed upon by the Group.

In order to adequately manage the Group’s capital, it is essential to estimate and analyze future needs, in anticipation of the various phases of the business cycle. Projections of regulatory and economic capital are made based on the budgetary information (balance sheet, income statement, etc.), macroeconomic scenarios defined by the Group’s economic research service, and the impact, if any, of foreseeable regulatory changes. These estimates are used by the Group as a reference to plan the management actions (issues, securitizations, etc.) required to achieve its capital targets.

In addition, certain stress scenarios are simulated in order to assess the availability of capital in adverse situations. These scenarios are based on sharp fluctuations in macroeconomic variables, GDP, interest rates, values of equity instruments, etc. that mirror historical crises that could happen again or plausible but unlikely stress situations.

ii. Plan for the roll-out of advanced approaches and authorization from the supervisory authorities

Santander Group intends to adopt, over the next few years, the advanced internal ratings-based (AIRB) approach under Basel II for substantially all its banks, until the percentage of net exposure of the loan portfolio covered by this approach exceeds 90%.

Accordingly, the Group continued in 2012 with the project for the progressive implementation of the technology platforms and methodological improvements required for the roll-out of the AIRB approaches for regulatory capital calculation purposes at the remaining Group units.

The Group has obtained authorization from the supervisory authorities to use advanced approaches for the calculation of regulatory capital requirements for credit risk for the Parent and the main subsidiaries in Spain, the United Kingdom, Portugal, non-retail portfolios in Mexico and large corporate portfolios in Brazil and Chile. In 2012 approval was obtained for the SMEs portfolio in Portugal. The Group’s Basel implementation strategy is focused on obtaining authorization for the use of AIRB approaches at the main entities in the Americas and Europe.

As regards the other risks explicitly addressed in Pillar I of the Basel Capital Accord, the Group was authorized to use its internal model for market risk with respect to the treasury area’s trading activities in Madrid and the Chile, Portugal and Mexico units (the latter since March 2012), thus continuing implementation of the roll-out plan it submitted to the Bank of Spain for the other unit entities.

Lastly, as part of the Basel 2.5 requirements, regulatory approval was obtained for the Group’s corporate methodology, enabling Santander Group to calculate, for the market risk of the trading book, the incremental default and migration risk charge (IRC) and stressed value at risk (Stressed VaR).

With regard to operational risk, the Group considers that the internal model should be developed primarily on the basis of the experience accumulated in managing the entity through the corporate guidelines and criteria established after assuming control, which are a distinctive feature of Santander Group. The Group has performed numerous acquisitions in recent years and, as a result, a longer maturity period is required in order to develop the internal model based on its own management experience of the various acquired entities. However, although Santander Group is currently using the standardized approach for regulatory capital calculation purposes, it is considering the possibility of adopting AMA approaches in the near future, once it has collated sufficient data using its own management model.

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

It should be noted that from January 1, 2013 to April 24, 2013 on which these consolidated financial statements were authorized for issue, the following significant events occurred:

•	In the context of the merger of Banco Santander, S.A. with Banco Español de Crédito, S.A. (Banesto), on January 9, 2013 the boards of directors of both entities approved the common draft terms of merger. Also, on January 28, 2013 the boards of directors of Banco Santander, S.A. and Banco Banif, S.A. approved the related common draft terms of merger.

On March 22, 2013 and March 21, 2013, the general shareholders meetings of the Bank and Banesto, respectively, approved the terms of the merger.

As of the date of this annual report on Form 20-F the mergers of Banesto and Banif with the Bank are subject to the condition precedent of authorization of the Minister of Economy and Competitiveness (see Note 3.b.xvii).

•	At its meeting of January 11, 2013, the Bank’s executive committee resolved to apply the “Santander Dividendo Elección” programme on the dates on which the third interim dividend is traditionally paid, whereby the shareholders were offered the option of receiving an amount equivalent to said dividend, the gross amount of which was EUR 0.152 per share, in shares or cash. On January 30, 2013, the holders of 86.40% of the free allotment rights have chosen to receive new shares. Consequently, Banco Santander has acquired 1,403,540,519 rights for a total gross consideration of € 213 million.

•	On January 31, 2013, pursuant to the Santander Dividendo Elección shareholder remuneration program, the Group announced that it would offer shareholders the option of receiving an amount equal to the 2012 final interim dividend in cash or in new shares. From May 2, 2013, the Bank will pay EUR 0.150 per share in cash to shareholders who opt for this method of receiving their remuneration. Therefore, the total envisaged shareholder remuneration in respect of the 2012 financial year will amount to approximately EUR 0.60 per share.

•

On March 18, 2013, KBC and Banco Santander announced a secondary offering of up to 19,978,913 shares in BZ WBK by way of a fully marketed follow-on offering (the “Offering”). Through the Offering, KBC plans to sell 15,125,964 shares (constituting 16.17% of BZ WBK shares outstanding at that date)

and Santander is expected to sell not less than 195,216 but up to 4,852,949 shares (constituting between 0.21% and 5.19% of BZ WBK shares outstanding at that date). Assuming the Offering is completed in full, the free float of BZ WBK following the Offering would be 30%.

The placement of these shares would allow Banco Santander to fulfill its commitment towards the Polish regulator that at least 30% of the capital of Bank Zachodni WBK is in hands of other minority investors before the end of 2014. Banco Santander will continue to be the controlling shareholder in BZ WBK with a stake of no less than 70% following this transaction.

KBC and Banco Santander, as Selling Shareholders, will grant the underwriters a reverse greenshoe option in relation to up to 10% of the final Offering size which was not used. KBC and Santander will each commit to be locked-up for a period of 90 days, and BZ WBK for a period of 180 days, following the closing of the Offering.

The Offering was made to eligible institutional investors and within an indicative price range of PLN240 to PLN270. The final sale price was determined through a bookbuilding process that began on March 18, 2013, and ended on March 21, 2013.

On March 22, 2013, we announced that Banco Santander and KBC Bank had completed the placement of 19,978,913 shares of Bank Zachodni WBK at a final price of 245 zlotys per share, amounting to a total of €1,171 million. Santander sold 4,852,949 shares, equal to 5.2% of BZ WBK’s capital, for €285 million, while KBC obtained €887 million for its 16.17% stake in BZ WBK.

•	On January 29, 2013, Metrovacesa’s shareholders approved the company’s delisting tender offer. On April 18, 2013, the CNMV authorized the delisting tender offer, which will be open for acceptance until May 13, 2013 (see Note 3.b.xiv).

2.	Accounting policies

The accounting policies applied in preparing the consolidated financial statements were as follows:

a)	Foreign currency transactions

i.	Functional currency

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

The exchange differences arising on the translation of foreign currency balances to the functional currency are generally recognized at their net amount under Exchange differences in the consolidated income statement, except for exchange differences arising on financial instruments at fair value through profit or loss, which are recognized in the consolidated income statement without distinguishing them from other changes in fair value, and for exchange differences arising on non-monetary items measured at fair value through equity, which are recognized under Valuation adjustments - Exchange differences.

The exchange differences arising on the translation to euros of the financial statements denominated in functional currencies other than the euro are recognized under Valuation adjustments - Exchange differences in the consolidated balance sheet, whereas those arising on the translation to euros of the financial statements of entities accounted for using the equity method are recognized under Valuation adjustments - Entities accounted for using the equity method, until the related item is derecognized, at which time they are recognized in the consolidated income statement.

iv.	Entities located in hyperinflationary economies

In 2009 the Group sold substantially all its businesses in Venezuela and at December 31, 2012 its net assets in that country amounted to only EUR 3 million (December 31, 2011: EUR 10 million; December 31, 2010: EUR 18 million).

In view of the foregoing, at December 31, 2012, 2011 and 2010 none of the functional currencies of the consolidated entities and associates located abroad related to hyperinflationary economies as defined by International Financial Reporting Standards as adopted by the European Union. Accordingly, at 2012, 2011 and 2010 year-end it was not necessary to adjust the financial statements of any of the consolidated entities or associates to correct for the effect of inflation.

v.	Exposure to foreign currency risk

At December 31, 2012, the Group’s largest exposures on temporary positions (with a potential impact on the income statement) were concentrated, in descending order, on the pound sterling, the Mexican peso, the US dollar and the Chilean peso. At that date, its largest exposures on permanent positions (with a potential impact on equity) were concentrated, in descending order, on the Brazilian real, the pound sterling, the US dollar and the Polish zloty.

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

The estimated effect on the Group’s consolidated equity and consolidated profit of a 1% appreciation of the euro against the related currency is as follows:

	Millions of euros
	Effect on consolidated equity			Effect on consolidated profit
Currency	2012	2011	2010	2012	2011	2010

US dollar	(45.1)	(41.7)	(39.1)	—	2.8	—
Chilean peso	(10.2)	(7.3)	(11.7)	—	6.1	7.6
Pound sterling	(75.2)	(72.8)	(62.0)	—	10.5	20.3
Mexican peso	(4.7)	(22.2)	(42.9)	—	9.5	9.1
Brazilian real	(77.5)	(151.7)	(89.2)	—	—	—
Polish zloty	(22.1)	(19.4)	(2.6)	—	3.7	—
Similarly, the estimated effect on the Group’s consolidated equity and consolidated profit of a 1% depreciation of the euro against the related currency is as follows:

	Millions of euros
	Effect on consolidated equity			Effect on consolidated profit
Currency	2012	2011	2010	2012	2011	2010

US dollar	46.0	42.5	39.9	—	(2.9)	—
Chilean peso	10.4	7.5	11.9	—	(6.2)	(7.8)
Pound sterling	76.8	74.2	63.2	—	(10.7)	(20.7)
Mexican peso	4.8	22.6	42.0	—	(9.7)	(9.3)
Brazilian real	74.3	60.1	81.0	—	—	—
Polish zloty	17.8	19.8	2.7	—	(3.8)	—

The foregoing data were obtained by calculating the possible effect of a variation in exchange rates on the various asset and liability items, excluding the foreign exchange positions arising from goodwill, and on other foreign currency-denominated items, such as the Group’s derivative instruments, considering the offsetting effect of the various hedging transactions (mainly foreign currency options and foreign currency purchase and sale transactions) on these items. This effect was estimated using the exchange difference recognition methods set forth in Note 2.a) iii above.

Also, the estimated effect on the Group’s consolidated equity of a 1% appreciation or depreciation of the euro against the foreign currencies in which goodwill is denominated at December 31, 2012 would be a decrease or increase, respectively, in equity due to valuation adjustments of EUR 90.2 million and EUR 92 million in the case of the pound sterling (2011: EUR 88.1 million and EUR 89.9 million), EUR 72.1 million and 73.5 million in the case of the Brazilian real (2011: EUR 80.5 million and EUR 82.1 million), EUR 26.5 million and EUR 27.1 million in the case of the US dollar (2011: EUR 22.5 million and EUR 23 million), and EUR 40.9 million and EUR 41.7 million for the other currencies (2011: EUR 39.2 million and EUR 40 million). These changes are offset by a decrease or increase, respectively, in the balance of goodwill at that date and, therefore, they have no impact on the calculation of the Group’s equity.

The estimates used to obtain the foregoing data were performed considering the effects of the exchange rate fluctuations in isolation from the effect of the performance of other variables, the changes in which would affect equity and profit, such as variations in the interest rates of the reference currencies or other market factors. Accordingly, all variables other than the exchange rate fluctuations were kept constant with respect to their positions at December 31, 2012, 2011 and 2010.

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

On acquisition of control of a subsidiary, its assets, liabilities and contingent liabilities are recognized at their acquisition-date fair values. Any positive differences between the acquisition cost and the fair values of the identifiable net assets acquired are recognized as goodwill (see Note 17). Negative differences are recognized in profit or loss on the date of acquisition.

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

The Appendices contain information on these entities.

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

The Appendices contain information on these entities.

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

The Appendices contain information on these entities.

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

At December 31, 2012, the Group controlled the following companies in which it held an ownership interest of less than 50% of the share capital: (i) Luri 1, S.A., (ii) Luri 2, S.A. and (iii) Luri Land, S.A. The percentage ownership interest in the aforementioned companies was 5.59%, 4.82% and 5.16%, respectively (see Appendix I). Although the Group holds less than half the voting power, it manages and, as a result, exercises control over these entities.

In addition, at December 31, 2012 the Group exercised joint control of Luri 3, S.A., despite holding 9.63% of its share capital (see Appendix II). This decision is based on the Group’s presence on the company’s board of directors, in which the agreement of all members is required for decision-making.

The impact of the consolidation of these companies on the Group’s consolidated financial statements is immaterial.

The company object of these entities is the acquisition of real estate and other general operations relating thereto, including the rental, purchase and sale of properties (see Appendices I and II). 8% of their investment property is located in Spain.

vi.	Business combinations

A business combination is the bringing together of two or more separate entities or economic units into one single entity or group of entities.

Business combinations whereby the Group obtains control over an entity are recognized for accounting purposes as follows:

•

The Group measures the cost of the business combination, which is normally the consideration transferred, defined as the acquisition-date fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity instruments issued, if any, by the acquirer. Since January 1, 2010, in cases where the amount of the consideration to be transferred has not been definitively established at the acquisition date, but rather depends on future events, any contingent consideration must be recognized as part of the consideration transferred and measured at its acquisition-

date fair value; also since that date, acquisition-related costs, such as fees paid to auditors, legal advisers, investment banks and other consultants, may not for these purposes form part of the cost of the business combination.

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

•

Any positive difference between the aforementioned items is recognized as discussed in Note 2.m. Any negative difference is recognized under Gains from bargain purchases arising in business combinations in the consolidated income statement.

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

With respect to non-monetary contributions to jointly controlled entities, the IASB has acknowledged the existence of a conflict between IAS 27, which establishes that if control is lost the remaining equity interest is measured at fair value, recognizing the full amount of the gain or loss in profit or loss, and IAS 31.48, together with SIC 13, which -for transactions within its scope- would only permit recognition of the portion of the gain or loss attributable to the capital owned by the other venturers in the jointly controlled entity. The Group has opted to apply the provisions of IAS 27 consistently to all transactions falling under the scope of the aforementioned standards.

viii.	Acquisitions and disposals

Note 3 provides information on the most significant acquisitions and disposals in 2012, 2011 and 2010.

c)	Definitions and classification of financial instruments

i.	Definitions

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

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

The following transactions are not treated for accounting purposes as financial instruments:

1.	-	Investments in associates and jointly controlled entities (see Note 13).

2.	-	Rights and obligations under employee benefit plans (see Note 25).

3.	-	Rights and obligations under insurance contracts (see Note 15).

4.	-	Contracts and obligations relating to employee remuneration based on own equity instruments (see Note 34).

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

The fair value of a financial instrument on a given date is taken to be the amount for which it could be bought or sold on that date by two knowledgeable, willing parties in an arm’s length transaction acting prudently. The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it on an active, transparent and deep market (quoted price or market price). At December 31, 2012, there were no significant investments in quoted financial instruments which have ceased to be recognized at their quoted price because their market cannot be deemed to be active.

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

All derivatives are recognized in the balance sheet at fair value from the trade date. If the fair value is positive, they are recognized as an asset and if the fair value is negative, they are recognized as a liability. The fair value on the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price. The changes in the fair value of derivatives from the trade date are recognized in Gains/losses on financial assets and liabilities (net) in the consolidated income statement. Specifically, the fair value of financial derivatives traded in organized markets included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price and if, for exceptional reasons, the quoted price cannot be determined on a given date, these financial derivatives are measured using methods similar to those used to measure OTC derivatives.

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

The following table shows a summary of the fair values, at 2012, 2011 and 2010 year-end, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	Millions of euros
	2012			2011			2010
	Published price quotations in active markets	Internal models	Total	Published price quotations in active markets	Internal models	Total	Published price quotations in active markets	Internal models	Total

Financial assets held for trading	48,014	129,903	177,917	45,528	127,110	172,638	65,009	91,753	156,762
Other financial assets at fair value through profit or loss	3,387	24,969	28,356	2,324	17,239	19,563	9,446	30,034	39,480
Available-for-sale financial assets	65,719	26,547	92,266	68,325	18,288	86,613	69,337	16,898	86,235
Hedging derivatives (assets)	128	7,808	7,936	1,497	8,401	9,898	1,226	7,001	8,227
Financial liabilities held for trading	15,985	127,257	143,242	16,084	130,864	146,948	18,027	118,745	136,772
Other financial liabilities at fair value through profit or loss	—	45,418	45,418	—	44,909	44,909	—	51,020	51,020
Hedging derivatives (liabilities)	96	6,348	6,444	592	5,852	6,444	509	6,125	6,634
Liabilities under insurance contracts	—	1,425	1,425	—	517	517	4,163	6,286	10,449

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

The Group did not make any material transfers of financial instruments between one measurement method and another in 2012.

The Group has developed a formal process for the systematic valuation and management of financial instruments, which has been implemented worldwide across all the Group’s units. The governance scheme for this process distributes responsibilities between two independent divisions within the Group: Treasury (development, marketing and daily management of financial products and market data) and Risk (on a periodic basis, validation of pricing models and market data, computation of risk metrics, new transaction approval policies, management of market risk and implementation of fair value adjustment policies).

The approval of new products follows a sequence of steps (request, development, validation, integration in corporate systems and quality assurance) before the product is brought into production. This process ensures that pricing systems have been properly reviewed and are stable before they are used.

The following subsections set forth the most important financial instruments and families of derivatives, and the related valuation techniques and inputs, by asset class.

Fixed income and inflation

The fixed income asset class includes basic instruments such as interest rate forwards, interest rate swaps and cross currency swaps, which are valued using forward estimation of flows and calculating net present value by discounting those flows taking into account basis swap and cross currency spreads, depending on the payment frequency and currency of each leg of the derivative. Vanilla products, including regular and digital cap and floor options as well as swaptions, are priced using benchmark industry models. More exotic derivatives are priced using more complex models which are generally accepted as standard across institutions.

These pricing models are fed with observable market data such as deposits, futures, cross currency swap and constant maturity swap rates as well as basis swap spreads. These data allow us to calculate different interest rate yield curves depending on the payment frequency and discounting curves for each currency. For derivative instruments, implied volatilities are also used as model inputs. These volatilities are observable in the market for cap and floor options and swaptions. Interpolation and extrapolation of volatilities from the quoted ranges are carried out using well-accepted industry models. More exotic instruments may involve the use of non-observable data or model parameters, such as correlation (among interest rates and cross-asset), mean reversion rates and prepayment rates. These internal parameters are usually defined from historical data or through calibration.

The inflation asset class includes inflation-linked bonds and zero-coupon or year-on-year inflation-linked swaps, valued with the net present value method using forward estimation and discounting. Some derivatives on inflation indexes are also available and are priced using standard and more complex bespoke models, as appropriate. Valuation inputs of these models consider inflation-linked swap spreads observable in the market and estimations of inflation seasonality. These data allow us to calculate a forward inflation curve. Implied volatilities taken from zero-coupon and year-on-year inflation options are also inputs for the pricing of more complex derivatives.

Equity and foreign exchange

The most important products in these asset classes are forward and futures contracts, which include vanilla, listed and OTC (over-the-counter) derivatives on single underlying assets and baskets of assets. Vanilla options are priced using the standard Black-Scholes model and more exotic derivatives involving forward returns, average performance, or digital, barrier or callable features are priced using well-accepted industry models and bespoke models, as appropriate. For derivatives on illiquid stocks, hedging is facilitated by taking into account the liquidity constraints inside models.

The inputs of equity models consider interest rate curves, spot prices, dividends, asset borrowing costs (repo margin spreads), implied volatilities, correlation among equity stocks and indexes, and cross-asset correlation. Implied volatilities are obtained from market quotes of European and American vanilla call and put options. Interpolation and extrapolation techniques allow us to obtain continuous volatility surfaces for illiquid stocks. Dividends are usually estimated for the mid and long term. Correlations are obtained from historical data or, when possible, are implied from market quotes of correlation-dependent products.

The inputs of foreign exchange models include the interest rate curve for each currency, the spot foreign exchange price and the implied volatilities and correlation among assets of this type. Volatilities are obtained from European vanilla call and put options which are quoted in markets as at-the-money, risk reversal or butterfly options. Illiquid currency pairs are usually handled by using the data of the liquid pairs from which the illiquid currency can be derived. For more exotic products, unobservable model parameters may be estimated by fitting to reference prices provided by other non-quoted market sources.

Credit

The most common instrument in this asset class is the credit default swap (CDS), which is used to hedge credit exposure to third parties. In addition, models for first-to-default (FTD), n-to-default (NTD) and single-tranche collateralized debt obligation (CDO) products are also available. These products are valued with standard industry models, which estimate probability of default of a single issuer (for CDSs) or the joint probability of default of more than one issuer for FTDs, NTDs and CDOs.

Valuation inputs are the interest rate curve, the CDS spread curve and the recovery rate. The CDS spread curve is obtained in the market for indexes and important individual issuers. For less liquid issuers, this spread curve is estimated using proxies (quoted instruments similar to the instrument to be valued) or other credit-dependent instruments. Recovery rates are usually set to standard values. For listed single-tranche CDOs, the correlation of joint default of several issuers is implied from the market. For FTDs, NTDs and bespoke CDOs, the correlation is estimated from proxies or historical data when no other option is available.

The fair value of financial instruments obtained from the aforementioned internal models takes into account, inter alia, the contract terms and observable market data, which include interest rates, credit risk, exchange rates, the quoted market price of commodities and shares, volatility and prepayments. The valuation models are not significantly subjective, since they can be adjusted and recalibrated, where appropriate, through the internal calculation of the fair value and the subsequent comparison with the related actively traded price. However, fair value adjustments may be necessary when market quoted prices are not available for comparison purposes. There are sources of risk such as uncertain model parameters, illiquid underlying issuers, low quality market data or missing risk factors (sometimes the best available option is to use limited models with controllable risk). In these situations, in keeping with common industry practice, the Group calculates and applies a valuation adjustment in order to account for the sources of model risk described below:

For fixed income markets, examples of model risk include the correlation among fixed income indexes, the lack of stochastic basis spread modeling, calibration risk and volatility modeling. Other sources of risk arise from the estimation of market data.

In equity markets, examples of model risk include forward skew modeling, the impact of stochastic interest rates, correlation and multi-curve modeling. Other sources of risk arise from the hedging management of digital, callable and barrier option payments. In addition, sources of risk arising from the estimation of market data such as dividends, and correlation for quanto and composite options must also be considered.

For specific financial instruments relating to home mortgage loans granted by financial institutions in the UK (which are regulated and partially financed by the Government) and property asset derivatives, the Halifax House Price Index (HPI) is the main input. In these cases, assumptions include estimates of the future growth and the volatility of the HPI, mortality and the implied credit spreads.

Inflation markets are exposed to model risk resulting from the uncertainty of modeling the correlation structure among various CPI (Consumer Price Index) rates. Another source of risk may arise from the bid-offer spread of inflation-linked swaps.

Foreign exchange markets are exposed to model risk resulting from forward skew modeling, the impact of stochastic interest rates and correlation modeling for multi-asset instruments. Risk may also arise from market data, due to the existence of specific illiquid foreign exchange pairs.

The most important source of model risk for credit derivatives relates to the estimation of the correlation between the probabilities of default of different underlying issuers. For illiquid underlying issuers, the CDS spread may not be well defined.

Set forth below are the financial instruments at fair value whose measurement was based on internal models (Levels 2 and 3) at December 31, 2012, 2011 and 2010 and the potential effect on their measurement at December 31, 2012 of a shift towards other reasonably probable scenarios in the main assumptions that are not based on observable market data:

	Millions of euros
	Fair values calculated using internal models at 12/31/12				Effect of reasonable assumptions on fair values at 12/31/12
	Level 2	Level 3	Valuation techniques	Main assumptions	More favorable		Less favorable
ASSETS:
Financial assets held for trading	129,508	395			281		(254)
Loans and advances to credit institutions	9,843	—	Present Value Method	Observable market data	—		—
Loans and advances to customers (b)	9,162	—	Present Value Method	Observable market data	—		—
Debt and equity instruments	1,320	—	Present Value Method	Observable market data, HPI	4		(4)
Trading derivatives	109,183	395			277		(250)
Swaps	90,759	109	Present Value Method, Gaussian Copula (c)	Observable market data, basis, liquidity	18	(e)	(18	)(e)
Exchange rate options	708	46	Black-Scholes Model	Observable market data, liquidity	—	(e)	—	(e)
Interest rate options	9,141	—	Black-Scholes Model, Heath-Jarrow-Morton Model	Observable market data, liquidity, correlation	73	(e)	(70	) (e)
Interest rate futures	78	—	Present Value Method	Observable market data	—		—
Index and securities options	3,188	—	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI	39	(e)	(43	)(e)
Other	5,309	240	Present Value Method, Monte Carlo simulation and other	Observable market data and other	146	(e)	(118	)(e)
Hedging derivatives	7,808	—
Swaps	7,609	—	Present Value Method	Observable market data, basis	—		—
Exchange rate options	43	—	Black-Scholes Model	Observable market data	—		—
Interest rate options	36	—	Black-Scholes Model	Observable market data	—		—
Other	120	—	N/A	N/A
Other financial assets at fair value through profit or loss	24,500	469			59		(60)
Loans and advances to credit institutions	10,272	—	Present Value Method	Observable market data	—		—
Loans and advances to customers (d)	13,863	74	Present Value Method	Observable market data, HPI	2		(2)
Debt and equity instruments	365	395	Present Value Method	Observable market data	56		(58)
Available-for-sale financial assets	26,123	424			5		(5)
Debt and equity instruments	26,123	424	Present Value Method	Observable market data	5		(5)
LIABILITIES:
Financial liabilities held for trading	127,158	99			—		—
Deposits from central banks	1,128	—	Present Value Method	Observable market data	—		—
Deposits from credit institutions	8,292	—	Present Value Method	Observable market data	—		—
Customer deposits	8,890	7	Present Value Method	Observable market data	—		—
Debt and equity instruments	1	—	Present Value Method	Observable market data, liquidity		(a)		(a)
Trading derivatives	108,847	92			—		—
Swaps	88,450	8	Present Value Method, Gaussian Copula (c)	Observable market data, basis, liquidity, HPI		(e)		(e)
Exchange rate options	766	6	Black-Scholes Model	Observable market data, liquidity		(e)		(e)
Interest rate options	10,772	—	Black-Scholes Model, Heath-Jarrow-Morton Model	Observable market data, liquidity, correlation		(e)		(e)
Index and securities options	121	—	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI		(e)		(e)
Interest rate and equity futures	4,816	—	Present Value Method	Observable market data	—		—
Other	3,922	78	Present Value Method, Monte Carlo simulation and other	Observable market data and other		(e)		(e)
Hedging derivatives	6,348	—			—		—
Swaps	5,860	—	Present Value Method	Observable market data, basis	—		—
Exchange rate options	76	—	Black-Scholes Model	Observable market data	—		—
Interest rate options	17	—	Black-Scholes Model	Observable market data	—		—
Other	395	—	N/A	N/A	—		—
Other financial liabilities at fair value through profit or loss	45,312	106	Present Value Method	Observable market data	—		—
Liabilities under insurance contracts	1,425	—	See Note 15		—		—

	368,182	1,493			345		(319)

	Millions of euros
	Fair values calculated using internal models
	12/31/11		12/31/10
	Level 2	Level 3	Level 2	Level 3	Valuation techniques	Main assumptions
ASSETS:
Financial assets held for trading	126,663	447	91,300	453
Loans and advances to credit institutions	4,636	—	16,216	—	Present Value Method	Observable market data
Loans and advances to customers (b)	8,056	—	755	—	Present Value Method	Observable market data
Debt and equity instruments	19,674	—	10,954	29	Present Value Method	Observable market data, HPI
Trading derivatives	94,298	447	63,375	424
Swaps	74,520	145	46,424	138	Present Value Method, Gaussian Copula (c)	Observable market data, basis, liquidity
Exchange rate options	964	95	658	69	Black-Scholes Model	Observable market data, liquidity
Interest rate options	7,936	—	6,632	—	Black-Scholes Model, Heath-Jarrow-Morton Model	Observable market data, liquidity, correlation
Interest rate futures	91	—	53	—	Present Value Method	Observable market data
Index and securities options	3,728	—	5,248	—	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI
Other	7,059	207	4,360	217	Present Value Method, Monte Carlo simulation and other	Observable market data and other
Hedging derivatives	8,400	1	7,001	—
Swaps	8,172	1	6,886	—	Present Value Method	Observable market data, basis
Exchange rate options	161	—	67	—	Black-Scholes Model	Observable market data
Interest rate options	45	—	31	—	Black-Scholes Model	Observable market data
Other	22	—	17	—	N/A	N/A
Other financial assets at fair value through profit or loss	16,882	357	29,689	345
Loans and advances to credit institutions	4,701	—	18,831	—	Present Value Method	Observable market data
Loans and advances to customers (d)	11,694	54	7,719	58	Present Value Method	Observable market data, HPI
Debt and equity instruments	487	303	3,139	287	Present Value Method	Observable market data
Available-for-sale financial assets	18,055	233	15,504	1,394
Debt and equity instruments	18,055	233	15,504	1,394	Present Value Method	Observable market data
LIABILITIES:
Financial liabilities held for trading	130,755	110	118,608	137
Deposits from central banks	7,740	—	12,605	—	Present Value Method	Observable market data
Deposits from credit institutions	9,287	—	28,370	—	Present Value Method	Observable market data
Customer deposits	16,574	—	7,849	—	Present Value Method	Observable market data
Debt and equity instruments	2	—	365	—	Present Value Method	Observable market data, liquidity
Trading derivatives	97,152	110	69,419	137
Swaps	73,614	2	48,527	6	Present Value Method, Gaussian Copula (c)	Observable market data, basis, liquidity, HPI
Exchange rate options	946	11	915	—	Black-Scholes Model	Observable market data, liquidity
Interest rate options	9,722	—	7,356	—	Black-Scholes Model, Heath-Jarrow-Morton Model	Observable market data, liquidity, correlation
Index and securities options	7,036	—	6,189	—	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI
Interest rate and equity futures	273	—	181	—	Present Value Method	Observable market data
Other	5,560	97	6,251	131	Present Value Method, Monte Carlo simulation and other	Observable market data and other
Hedging derivatives	5,852	—	6,125	—
Swaps	5,639	—	5,723	—	Present Value Method	Observable market data, basis
Exchange rate options	169	—	363	—	Black-Scholes Model	Observable market data
Interest rate options	21	—	16	—	Black-Scholes Model	Observable market data
Other	23	—	23	—	N/A	N/A
Other financial liabilities at fair value through profit or loss	44,740	169	50,861	159	Present Value Method	Observable market data
Liabilities under insurance contracts	517	—	6,286	—	See Note 15

	351,864	1,316	325,374	2,488

(a)	The sensitivity of the issued debt and equity instruments in liabilities calculated using HPI assumptions is not detailed, since these instruments are perfectly hedged. Consequently, any change in the valuation of these issued instruments would be offset exactly by an equal and opposite change in the valuation of the associated foreign currency derivatives.
(b)	Includes mainly short-term loans and reverse repurchase agreements with corporate customers (mainly brokerage and investment companies).

(c)	Includes credit risk derivatives with a positive net fair value of EUR 18 million recognized in the consolidated balance sheet. These assets and liabilities are measured using the aforementioned Standard Gaussian Copula Model.
(d)	Includes home mortgage loans to financial institutions in the UK (which are regulated and partly financed by the Government). The fair value of these loans was obtained using observable market variables, including current market transactions with similar amounts and collateral facilitated by the UK Housing Association. Since the Government is involved in these financial institutions, the credit risk spreads have remained stable and are homogeneous in this sector. The results arising from the valuation model are checked against current market transactions.
(e)	The Group calculates the potential impact on the measurement of each instrument on a joint basis, regardless of whether the individual value is positive (assets) or negative (liabilities), and discloses the joint effect associated with the related instruments classified on the asset side of the consolidated balance sheet.

The main transactions measured using unobservable market data that constitute significant inputs of the internal models (Level 3) are:

•

HPI (House Price Index) derivatives at Santander UK. HPI derivatives, of which the Group, through its subsidiary in the UK, has a 90% share of the market, are considered illiquid markets. The entity’s assumptions are the main driver for their valuation.

•	Illiquid CDOs at the treasury unit at Santander UK.

•	Unlisted equity securities.

The measurements obtained using the internal models might have been different had other methods or assumptions been used with respect to interest rate risk, to credit risk, market risk and foreign currency risk spreads, or to their related correlations and volatilities. Nevertheless, the Bank’s directors consider that the fair value of the financial assets and liabilities recognized in the consolidated balance sheet and the gains and losses arising from these financial instruments are reasonable.

As detailed in the foregoing tables, at December 31, 2012 the potential effect on the measurement of the financial instruments of a change in the main assumptions (liquidity, correlations, dividends and HPI) to less favorable reasonably probable assumptions, taking the lowest value within the range that is considered probable, would be to reduce gains or increase losses by EUR 319 million (December 31, 2011: EUR 418 million; December 31, 2010: EUR 476 million). The effect of using other more favorable reasonably probable assumptions, taking the highest value within the range that is considered probable, would be to increase gains or reduce losses by EUR 345 million (December 31, 2011: EUR 432 million; December 31, 2010: EUR 498 million).

The net loss recognized in the consolidated income statement for 2012 arising from the aforementioned valuation models amounted to EUR 229 million, of which a gain of EUR 20 million related to models whose significant inputs are unobservable market data.

iv.	Recognition of fair value changes

As a general rule, changes in the carrying amount of financial assets and liabilities are recognized in the consolidated income statement. A distinction is made between the changes resulting from the accrual of interest and similar items, which are recognized under Interest and similar income or Interest expense and similar charges, as appropriate, and those arising for other reasons, which are recognized at their net amount under Gains/losses on financial assets and liabilities (net).

Adjustments due to changes in fair value arising from:

•

Available-for-sale financial assets are recognized temporarily in equity under Valuation adjustments - Available-for-sale financial assets, unless they relate to exchange differences, in which case they are recognized in Valuation adjustments - Exchange differences (net), or to exchange differences arising on monetary financial assets, which are recognized in Exchange differences (net) in the consolidated income statement).

•

Items charged or credited to Valuation adjustments - Available-for-sale financial assets and Valuation adjustments - Exchange differences (net) remain in the Group’s consolidated equity until the asset giving rise to them is impaired or derecognized, at which time they are recognized in the consolidated income statement.

•

Unrealized gains on available-for-sale financial assets classified as Non-current assets held for sale because they form part of a disposal group or a discontinued operation are recognized under Valuation adjustments - Non-current assets held for sale.

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

b. In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognized temporarily in equity under Valuation adjustments - Cash flow hedges until the forecast transactions occur, when it is recognized in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability.

c. In hedges of a net investment in a foreign operation, the gains and losses attributable to the portion of the hedging instruments qualifying as an effective hedge are recognized temporarily in equity under Valuation adjustments - Hedges of net investments in foreign operations until the gains or losses on the hedged item are recognized in the consolidated income statement.

d. The ineffective portion of the gains and losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation are recognized directly under Gains/losses on financial assets and liabilities (net) in the consolidated income statement.

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

Transactions classified as doubtful due to arrears are reclassified as standard if, as a result of the collection of a portion or the sum of the unpaid installments, the reasons for classifying such transactions as doubtful cease to exist -namely, when any remaining unpaid installments are less than 90 days past due-, unless other subjective reasons remain for classifying them as doubtful. The refinancing of doubtful loans does not result in their reclassification to standard unless: there is certainty that the customer can make payment in accordance with the new schedule; the customer provides effective guarantees or collateral; the customer pays the current interest receivable; and the customer complies with the cure period described in Note 54.

The following constitute effective guarantees or collateral: collateral in the form of cash deposits; quoted equity instruments and debt securities issued by creditworthy issuers; mortgages on completed housing, offices and multi-purpose premises and on rural property, net of any prior charges; and personal guarantees (bank guarantees, inclusion of new obligors, etc.) which entail the direct and joint liability of the new guarantors to the customer, these being persons or entities whose solvency is sufficiently demonstrated so as to ensure the full repayment of the transaction on the agreed terms.

The balances relating to impaired transactions continue to be recognized on the balance sheet, for their full amounts, until the Group considers that the recovery of those amounts is remote.

The Group considers recovery to be remote when there has been a substantial and irreversible deterioration of the borrower’s solvency, when commencement of the liquidation phase of insolvency proceedings has been ordered or when more than four years have elapsed since the borrower’s transaction was classified as doubtful due to arrears (the maximum period established by the Bank of Spain).

When the recovery of a financial asset is considered unlikely, it is written off, together with the related allowance, without prejudice to any actions that the consolidated entities may initiate to seek collection until their contractual rights are extinguished due to expiry of the statute-of-limitations period, forgiveness or any other cause.

ii.	Debt instruments carried at amortized cost

For the purpose of determining impairment losses, the Group monitors its debtors as described below:

•

Individually for significant debt instruments and for instruments which, although not material, are not susceptible to being classified in a group of financial assets with similar credit risk characteristics -customers classified by the Group as “individualized”. This category includes wholesale banking enterprises, financial institutions and certain retail banking enterprises.

•

Collectively, in all other cases -customers classified by the Group as “standardized”-, by grouping together instruments having similar credit risk characteristics indicative of the debtors’ ability to pay all principal and interest amounts in accordance with the contractual terms. The credit risk characteristics considered for the purpose of grouping the assets are, inter alia, instrument type, debtor’s industry and geographical location, type of guarantee or collateral, age of past-due amounts and any other relevant factor for the estimation of future cash flows. This category includes exposures to individuals, individual entrepreneurs and retail banking enterprises not classified as individualized customers.

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

The Group has certain policies, methods and procedures for covering its credit risk arising both from insolvency allocable to counterparties and from country risk. These policies, methods and procedures are applied in the granting, examination and documentation of debt instruments and contingent liabilities and commitments, and in the identification of their impairment and the calculation of the amounts required to cover the related credit risk.

With respect to the coverage of loss arising from credit risk, the Group must meet the Bank of Spain requirements, which establish that, until the Spanish regulatory authority has verified and approved the internal models for the calculation of the allowance for losses arising from credit risk (to date it has only approved the internal models to be used to calculate regulatory capital), entities must calculate their credit risk coverage as set forth below:

a.	Specific allowance (individuals):

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

b.	General allowance for inherent losses (collective):

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

c.	Country risk allowance:

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

However, the coverage of the Group’s losses arising from credit risk must also meet the regulatory requirements of IFRSs and, therefore, the Group checks the allowances calculated as described above with those obtained from internal models for the calculation of the coverage of losses arising from credit risk in order to confirm that there are no material differences.

The Group’s internal models determine the impairment losses on debt instruments not measured at fair value through profit or loss and on contingent liabilities taking into account the historical experience of impairment and other circumstances known at the time of assessment. For these purposes, impairment losses on loans are losses incurred at the reporting date, calculated using statistical methods.

The amount of an impairment loss incurred on these debt instruments is equal to the difference between their carrying amount and the present value of their estimated future cash flows, and is presented as a reduction of the balance of the asset adjusted. In estimating the future cash flows of debt instruments the following factors are taken into account:

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

The loss incurred is calculated by multiplying three factors: exposure at default, probability of default and loss given default.

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

•

Loss given default (LGD) is the loss arising in the event of default. It depends mainly on discounting of the guarantees associated with the transaction and the future flows that are expected to be recovered.

The methodology for determining the general allowance for losses arising from credit risk seeks to identify the amounts of losses incurred at the reporting date which, regardless of whether they have been disclosed, the Group knows, on the basis of historical experience and other specific information, will arise in the one-year period following the reporting date.

At December 31, 2012, the estimated losses arising from credit risk calculated by the Group’s internal models did not differ materially from the allowances calculated on the basis of the Bank of Spain’s requirements.

iii.	Debt or equity instruments classified as available for sale

The amount of the impairment losses on these instruments is the positive difference between their acquisition cost (net of any principal repayment or amortization in the case of debt instruments) and their fair value, less any impairment loss previously recognized in the consolidated income statement.

When there is objective evidence at the date of measurement of these instruments that the aforementioned differences are due to permanent impairment, they are no longer recognized in equity under Valuation adjustments - Available-for-sale financial assets and are reclassified, for the cumulative amount at that date, to the consolidated income statement.

If all or part of the impairment losses are subsequently reversed, the reversed amount is recognized, in the case of debt instruments, in the consolidated income statement for the year in which the reversal occurs (or in equity under Valuation adjustments - Available-for-sale financial assets in the case of equity instruments).

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

The most significant items forming part of the technical provisions (see Note 15) are detailed below:

•	Non-life insurance provisions:

i)	Provision for unearned premiums: relates to the portion of the premiums received at year-end that is allocable to the period from the reporting date to the end of the policy cover period.

ii)	Provision for unexpired risks: this supplements the provision for unearned premiums to the extent that the amount of the latter is not sufficient to reflect all the assessed risks and expenses to be covered by the insurance companies in the policy period not elapsed at the reporting date.

•	Life insurance provisions: represent the value of the net obligations acquired vis-à-vis life insurance policyholders. These provisions include:

i)	Provision for unearned premiums and unexpired risks: this relates to the portion of the premiums received at year-end that is allocable to the period from the reporting date to the end of the policy cover period.

ii)	Mathematical provisions: these relate to the value of the insurance companies’ obligations, net of the policyholders’ obligations. These provisions are calculated on a policy-by-policy basis using an individual capitalization system, taking as a basis for the calculation the premium accrued in the year, and in accordance with the technical bases of each type of insurance updated, where appropriate, by the local mortality tables.

•

Provision for claims outstanding: this reflects the total obligations outstanding arising from claims incurred prior to the reporting date. This provision is calculated as the difference between the total estimated or certain cost of the claims not yet reported, settled or paid and all the amounts already paid in relation to such claims.

•

Provision for bonuses and rebates: this provision includes the amount of the bonuses accruing to policyholders, insureds or beneficiaries and that of any premiums to be returned to policyholders or insureds, to the extent that such amounts have not been assigned at the reporting date. These amounts are calculated on the basis of the conditions of the related individual policies.

•

Technical provisions for life insurance policies where the investment risk is borne by the policyholders: these provisions are calculated on the basis of the indices established as a reference to determine the economic value of the policyholders’ rights.

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

iii.	Assets leased out under an operating lease

Property, plant and equipment - Leased out under an operating lease reflects the amount of the tangible assets, other than land and buildings, leased out by the Group under an operating lease.

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

When the consolidated entities act as the lessors of an asset, the sum of the present value of the lease payments receivable from the lessee, including the exercise price of the lessee’s purchase option at the end of the lease term when such exercise price is sufficiently below fair value at the option date such that it is reasonably certain that the option will be exercised, is recognized as lending to third parties and is therefore included under Loans and receivables in the consolidated balance sheet.

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

In accordance with IAS 17, in determining whether a sale and leaseback transaction results in an operating lease, the Group should analyze, inter alia, whether at the inception of the lease there are purchase options whose terms and conditions make it reasonably certain that they will be exercised, and to whom the gains or losses from the fluctuations in the fair value of the residual value of the related asset will accrue. In this connection, when the Group performed the transactions described in Note 16, it carried out the aforementioned analysis and concluded that there was no reasonable certainty that the related options would be exercised, since their exercise price was linked to fair value and there were no other indicators that could force the Group to exercise these options; therefore, under IAS 17, it was required to recognize the gain or loss on the sale.

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

At the end of each reporting period or whenever there is any indication of impairment goodwill is reviewed for impairment (i.e. a reduction in its recoverable amount to below its carrying amount) and, if there is any impairment, the goodwill is written down with a charge to Impairment losses on other assets (net) - Goodwill and other intangible assets in the consolidated income statement.

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

In both cases the consolidated entities recognize any impairment loss on the carrying amount of these assets with a charge to Impairment losses on other assets (net) in the consolidated income statement. The criteria used to recognize the impairment losses on these assets and, where applicable, the reversal of impairment losses recognized in prior years are similar to those used for tangible assets (see Note 2.k).

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

o)	Provisions and contingent assets and liabilities

When preparing the financial statements of the consolidated entities, the Bank’s directors made a distinction between:

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

Provisions are classified according to the obligations covered as follows (see Note 25):

•	Provision for pensions and similar obligations: includes the amount of all the provisions made to cover post-employment benefits, including obligations to pre-retirees and similar obligations.

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

•

Provisions for taxes and other legal contingencies and Other provisions: include the amount of the provisions recognized to cover tax and legal contingencies and litigation and the other provisions recognized by the consolidated entities. Other provisions includes, inter alia, any provisions for restructuring costs and environmental measures.

p)	Court proceedings and/or claims in process

In addition to the disclosures made in Note 1, at the end of 2012 certain court proceedings and claims were in process against the consolidated entities arising from the ordinary course of their operations (see Note 25).

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

However, the recognition of accrued interest in the consolidated income statement is suspended for debt instruments individually classified as impaired and for the instruments for which impairment losses have been assessed collectively because they have payments more than three months past due. Any interest that may have been recognized in the consolidated income statement before the corresponding debt instruments were classified as impaired, and that had not been collected at the date of that classification, is considered when determining the allowance for loan losses; accordingly, if subsequently collected, this interest is recognized as a reversal of the related impairment losses. Interest whose recognition in the consolidated income statement has been suspended is accounted for as interest income, when collected, on a cash basis.

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

The provisions made for these transactions are recognized under Provisions - Provisions for contingent liabilities and commitments in the consolidated balance sheet (see Note 25). These provisions are recognized and reversed with a charge or credit, respectively, to Provisions (net) in the consolidated income statement.

If a specific provision is required for financial guarantees, the related unearned commissions recognized under Financial liabilities at amortized cost - Other financial liabilities in the consolidated balance sheet are reclassified to the appropriate provision.

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

Defined contribution plans

The contributions made in this connection in each year are recognized under Personnel expenses in the consolidated income statement. The amounts not yet contributed at each year-end are recognized, at their present value, under Provisions - Provision for pensions and similar obligations on the liability side of the consolidated balance sheet.

Defined benefit plans

The Group recognizes under Provisions - Provision for pensions and similar obligations on the liability side of the consolidated balance sheet (or under Other assets on the asset side, as appropriate) the present value of its defined benefit post-employment obligations, net of the fair value of the plan assets, of the net unrecognized cumulative actuarial gains and/or losses disclosed on measurement of these obligations, which are deferred using a corridor approach, and of the past service cost, which is deferred over time, as explained below.

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

The past service cost arises from changes to existing post-employment benefits or from the introduction of new benefits and is recognized in the consolidated income statement.

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

z)	Residual maturity periods and average interest rates

The analysis of the maturities of the balances of certain items in the consolidated balance sheet and the average interest rates at 2012, 2011 and 2010 year-end is provided in Note 51.

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

ab) Consolidated statements of recognized income and expense

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

ac) Statements of changes in total equity

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

Following is a summary of the main acquisitions and disposals of ownership interests in the share capital of other entities and other significant corporate transactions performed by the Group in the last three years:

i. Acquisition of 75% of AIG Bank Polska Spólka Akcyina

On June 8, 2010, Santander Consumer Bank Spólka Akcyjna S.A. (Poland) carried out a capital increase through the issue of 1,560,000 new shares, fully subscribed by AIG Consumer Finance Group Inc., through a non-monetary contribution of 11,177,088 shares of AIG Bank Polska Spólka Akcyina, representing 99.92% of its share capital. The capital increase amounted to PLN 452 million (approximately EUR 109 million at the transaction date).

Following this capital increase, the ownership interest held by the Group in Santander Consumer Bank, S.A. (Poland) was diluted to 70% of the share capital.

ii. Sale of James Hay Holdings Limited

On March 10, 2010, Santander Private Banking UK Limited completed the sale of James Hay Holdings Limited (including its five subsidiaries) through the transfer of all the shares of James Hay Holdings Limited to IFG UK Holdings Limited, a subsidiary of the IFG Group, for a total of GBP 39 million.

iii. Sale of Companhia Brasileira de Soluções e Serviços

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

iv. Bid for Santander BanCorp

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

Ablasa acquired the remaining shares through a short form merger performed in Puerto Rico on July 29, 2010, whereby the shares held by the shareholders who did not accept the bid were redeemed and these shareholders received in exchange the same amount in cash that was paid in the bid (USD 12.69 per share), without interest and net of any applicable tax withholding.

The transaction totaled approximately USD 56 million (EUR 44 million), which gave rise to a decrease of EUR 45 million in Non-controlling interests and an increase of EUR 1 million in Reserves.

After the short form merger was completed, Santander BanCorp is now a wholly-owned subsidiary of Banco Santander. Its shares are no longer listed on the New York and Latibex stock exchanges and it is no longer required to file certain periodic information with the US Securities and Exchange Commission.

v. Agreement with Skandinaviska Enskilda Banken (SEB Group) for the acquisition of its commercial banking business in Germany

On July 12, 2010, Santander Group announced the agreement with Skandinaviska Enskilda Banken (SEB Group) for the purchase by the German subsidiary Santander Consumer Bank AG of the SEB Group’s commercial banking business in Germany. As a result of the acquisition of this business, which comprises 173 branches and provides services to a million customers, the number of Santander Consumer Bank branches in Germany almost doubled and the Group’s headcount increased by approximately 2,200. The transaction was completed on January 31, 2011, after receiving the relevant regulatory approval, amounting to EUR 494 million.

The detail of the fair values of the identifiable assets acquired and liabilities assumed at the acquisition date, the cost of the investment and the goodwill is as follows:

Millions of euros

Cash and balances with central banks	61
Loans and receivables - loans and advances to customers (*)	8,202
Tangible assets	8
Other assets	82

Total assets	8,353

Deposits from credit institutions	710
Customer deposits	4,486
Marketable debt securities and Other financial liabilities	2,467
Provisions (**)	299
Other liabilities	42

Total liabilities	8,004

Net asset value	349

Non-controlling interests	—

Cost of investment	(494)

Goodwill at February 1, 2011 (***)	145

(*)	Of which approximately 83% relate to mortgage loans and the remainder to consumer loans. EUR 126 million of additional impairment losses were considered in estimating the fair value of the loans acquired.
(**)	Of which approximately EUR 66 million relate to provisions for pensions and EUR 103 million to other provisions.
(***)	Belongs to the Santander Consumer Holding cash-generating unit.

The acquired business contributed a loss of EUR 58 million to pre-tax profit for 2011.

vi. Acquisition of Bank Zachodni WBK, S.A.

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

Following is the detail of the fair values of the identifiable assets acquired and liabilities assumed at the acquisition date, the cost of the investment and the goodwill translated to euros at the exchange rate at the date of acquisition:

Millions of euros

Cash and balances with central banks	316
Loans and advances to credit institutions	386
Financial assets held for trading	691
Available-for-sale financial assets	3,422
Loans and receivables - loans and advances to customers (*)	8,346
Tangible assets	113
Intangible assets (**)	94
Other assets	226

Total assets	13,594

Customer deposits (***)	10,288
Deposits from credit institutions	797
Provisions	46
Other liabilities	464

Total liabilities	11,595

Net asset value	1,999

Non-controlling interests	(75)

Cost of investment	(4,185)

Goodwill at April 1, 2011	2,261

(*)	EUR 15 million of additional impairment losses were considered in estimating the fair value of the loans and receivables.
(**)	The estimate identified a customer list amounting to approximately EUR 54 million.
(***)	In the estimate customer deposits were reduced by approximately EUR 178 million.

At December 31, 2011, the Group held a total of 70,334,512 shares of Bank Zachodni WBK, S.A. (96.25%).

In 2011 Bank Zachodni WBK, S.A. contributed EUR 207 million to the profit of the Group. Had the acquisition taken place on January 1, 2011, the profit contributed to the Group would have been approximately EUR 276 million.

In August 2012, Bank Zachodni WBK S.A. performed a capital increase amounting to PLN 332 million (EUR 81 million) which was not subscribed by the Group, giving rise to a reduction of EUR 12 million in Reserves and EUR 5 million in Valuation adjustments, and to an increase of EUR 93 million in Non-controlling interests, considering the Group’s effective ownership interest in the entity. Following the aforementioned transaction, the Group holds 94.23% of the entity’s share capital.

vii. Acquisition of Santander Banif Inmobiliario

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

Redemptions from this Fund, which is managed by the Group entity Santander Real Estate, S.G.I.I.C. S.A., had been suspended for two years in February 2009, in accordance with the request filed with the Spanish National Securities Market Commission (CNMV), due to the lack of sufficient liquidity to meet the redemptions requested at that date, which were in excess of 10% of net assets.

On March 1, 2011, the Group paid the full amount of the redemptions requested by the Fund’s unitholders, i.e. EUR 2,326 million (93.01% of the Fund’s net assets), through the subscription of the related units by the Group at their redemption value at February 28, 2011.

Since the Group already had a non-controlling interest in the Fund, following the aforementioned acquisition the Group owned 95.54% of the Fund. Furthermore, the suspension of redemptions was lifted from said date and the Fund is operating normally.

The detail of the fair values of the identifiable assets acquired and liabilities assumed at the acquisition date, the cost of the investment and the goodwill is as follows:

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

At December 31, 2011, Santander Banif Inmobiliario F.I.I. had contributed a pre-tax loss of EUR 106 million to the Group.

In 2012 the Group had acquired Fund units amounting to EUR 22 million and, accordingly, its ownership interest rose to 97.63%.

viii. Chile

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

ix. Latin American insurance companies

On February 22, 2011, Banco Santander and the insurance company Zurich Financial Services Group entered into an agreement to create a strategic alliance that will boost Santander Group’s bancassurance business in five key Latin American markets: Brazil, Chile, Mexico, Argentina and Uruguay.

Once the required authorizations had been obtained from the various regulators, in the fourth quarter of 2011 Zurich acquired, for EUR 1,044 million, 51% of the share capital of ZS Insurance América, S.L. (holding company for the Group’s insurance “factories” in Latin America), thereby gaining control over this company, and it has taken over management of the companies concerned. The agreement also provides for deferred payments based on the achievement of the business plan targets over the coming 25 years.

Following this transaction Santander retained 49% of the share capital of the holding company and entered into a distribution agreement for the sale of insurance products in each of the signatory countries for 25 years (see Note 13).

As a result of the aforementioned transaction, the Group recognized a gain of EUR 641 million (net of the related tax effect) under Gains (losses) on disposal of assets not classified as non-current assets held for sale in the consolidated income statement for 2011 (see Note 49), of which EUR 233 million related to the measurement at fair value of the 49% ownership interest retained in this company.

x. SCUSA

In December 2011 Santander Consumer USA Inc. (SCUSA) increased capital by USD 1,158 million, of which USD 1,000 million were paid by Sponsor Auto Finance Holdings Series LP (Auto Finance Holdings), an investee of funds controlled by Warburg Pincus LLC, Kohlberg Kravis Roberts & Co. L.P. and Centerbridge Partners L.P., and the remainder by DDFS LLC (DDFS), a company controlled by Thomas G. Dundon, the managing director of SCUSA. Following this capital increase, Auto Finance Holdings and Thomas G. Dundon (indirectly) held equity interests of approximately 24% and 11%, respectively, in SCUSA, while the Group’s equity interest therein is 65%.

Also, the Group entered into an agreement with these shareholders which, inter alia, grants Auto Finance Holdings and DDFS representation on the board of directors of SCUSA and establishes a voting system whereby strategic, financial and operating decisions, as well as other significant decisions associated with the ordinary management of SCUSA, are subject to joint approval by Santander Group and the aforementioned shareholders and, accordingly, SCUSA became controlled jointly by all the shareholders.

Also as provided for in the shareholders’ agreement, if SCUSA’s earnings for 2014 and 2015 exceed certain targets, SCUSA may be required to pay up to USD 595 million to Santander Holdings USA, Inc. (SHUSA). If SCUSA’s earnings do not surpass those targets in 2014 and 2015, SCUSA may be obliged to make a payment of up to that same amount to Auto Finance Holdings. The Bank’s directors considered that SCUSA would achieve the targets set for 2014 and 2015 and that it would therefore not have to make any significant payments to either of the aforementioned shareholders under the agreement.

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

Following this transaction the Group holds a 65% ownership interest in SCUSA and controls this company jointly with the aforementioned shareholders (see Note 13).

As a result of the aforementioned transaction, in 2011 the Group recognized a gain of EUR 872 million under Gains (losses) on disposal of assets not classified as non-current assets held for sale (see Note 49), of which EUR 649 million related to the measurement at fair value of the 65% ownership interest retained in this company. The fair value of SCUSA was determined using comparable market data, recent transactions and discounted cash flow analyses, taking into account contingent payments.

xi. Banco Santander (Brasil), S.A.

In the third quarter of 2010 the Group sold 2.616% of Santander Brasil’s share capital. The sale price amounted to EUR 867 million, which gave rise to increases of EUR 162 million in Reserves and EUR 790 million in Non-controlling interests, and a decrease of EUR 85 million in Valuation adjustments - Exchange differences.

In January and March 2012 the Group transferred shares representing 4.41% and 0.77% of Banco Santander (Brasil) S.A. to two leading international financial institutions that have undertaken to deliver these shares to the holders of the bonds convertible into shares of Banco Santander (Brasil) S.A. issued by Banco Santander in October 2010 upon the maturity of the bonds and under the terms laid down therein. This transaction did not give rise to changes in the Group’s equity (see Note 34).

xii. Colombia

In December 2011, the Group entered into an agreement with the Chilean group Corpbanca to sell its shareholding in Banco Santander Colombia S.A. and its other business subsidiaries in this country (Santander Investment Valores Colombia S.A., Comisionista de Bolsa Comercial, Santander Investment Colombia S.A., Santander Investment Trust Colombia S.A., Sociedad Fiduciaria y Agencia de Seguros Santander, Ltda.).

Following the obtainment of the regulatory authorizations from the competent authorities and the delisting of the shares of Banco Santander Colombia S.A., in the second quarter of 2012 the Group sold its shareholding in Banco Santander Colombia S.A. and its other business subsidiaries in this country to the Corpbanca Group for a total of USD 1,229 million (EUR 983 million), giving rise to a gain of EUR 619 million which was recognized by the Group under Gains/(losses) on disposal of assets not classified as non-current assets held for sale in the consolidated income statement (see Note 49).

xiii. Grupo Financiero Santander México, S.A. B. de C.V.

On June 9, 2010, Banco Santander announced that it had entered into an agreement with Bank of America whereby it would acquire the 24.9% ownership interest that the latter held in Grupo Financiero Santander México, S.A. B. de C.V. for USD 2,500 million. The transaction, which was completed in the third quarter of 2010, gave rise to a decrease in the balances of Non-controlling interests and Reserves of EUR 1,177 million and EUR 843 million, respectively. Following the transaction, Santander’s ownership interest in Grupo Financiero Santander México S.A. B. de C.V. stood at 99.9%.

In August 2012 the Group announced its intention to file prospectuses with the Mexican National Banking and Securities Commission (CNBV) and the US Securities and Exchange Commission for the placement of shares of the subsidiary Grupo Financiero Santander México, S.A. B. de C.V. in the secondary market.

The public offering for 1,469,402,029 series B shares of Grupo Financiero Santander México, S.A. B. de C.V. was completed on September 26, 2012. The transaction was made up of a Mexican tranche, consisting of shares, and an international tranche, including the United States, consisting of American Depositary Shares (ADSs) representing five shares each.

The share placement was priced at MXN 31.25 (USD 2.437) per share.

Also, the underwriters involved in the offering were granted an option, exercisable before October 25, to purchase an additional 220,410,304 shares.

Once the offering as a whole had been completed and the underwriters had exercised their options, the percentage sold was 24.9%, which gave rise to increases of EUR 1,092 million in Reserves, EUR 1,493 million in Non-controlling interests and EUR 263 million in Valuation adjustments - Exchange differences.

xiv. Metrovacesa, S.A.

On March 17, 2011, the creditor entities that had been party to an agreement to restructure the Sanahuja Group’s debt in 2009, whereby they received Metrovacesa, S.A. shares as a dation in payment for the group’s debts, entered into a new capitalization and voting agreement relating to Metrovacesa, subject to certain conditions precedent, including the performance by Metrovacesa of a capital increase through monetary contributions and the conversion of debt into capital, whereby the creditor entities taken as a whole would convert approximately EUR 1,360 million of Metrovacesa’s financial debt into capital, of which EUR 492 million would relate to the Group.

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

Following the performance of the aforementioned capital increase, the Group became the owner of 34.88% of the shares of Metrovacesa, S.A. This ownership interest is recognized under Investments in the consolidated balance sheet and is accounted for using the equity method (see Note 13).

On December 19, 2012, the creditor entities that took part in the aforementioned debt restructuring agreement announced that they had reached an agreement to promote the delisting of the shares of Metrovacesa, S.A. and to vote in favor of this at the general meeting to be held for this purpose. Subject to the approval of the delisting and public takeover offer by the shareholders at Metrovacesa’s general meeting, the offerors will prepare a delisting public takeover offer, at a price of EUR 2.28 per share, aimed at the Metrovacesa shareholders that did not enter into the agreement. The Group’s share of the delisting public takeover offer will be 45.56% and, as a result, if the public takeover offer were accepted in full, the Group would acquire an additional 2.007% of Metrovacesa for which it would pay EUR 45 million.

xv. Merger of Bank Zachodni WBK and Kredyt Bank in Poland

On February 28, 2012 the Group announced that Banco Santander, S.A. and KBC Bank NV had entered into an investment agreement to merge their two subsidiaries in Poland, Bank Zachodni WBK and Kredyt Bank, and the merger took place in the first few days of 2013 following the obtainment of the related authorization from the Polish financial supervisory authorities (KNF). The entity resulting from the merger will reinforce its position as the third-largest bank in Poland in terms of deposits, loans, branches and profit.

Following the transaction, the Group will control approximately 75.2% of the resulting entity and KBC Bank NV will control approximately 16.2%, with the remaining 8.6% being owned by non-controlling interests. However, the Group has undertaken to assist KBC Bank NV to reduce its shareholding in the merged company to less than 10% immediately after the merger.

xvi. Agreement to purchase Royal Bank of Scotland branch offices

In August 2010 Santander UK plc announced that it had entered into an agreement to acquire the portion of the banking business carried on by Royal Bank of Scotland (RBS) through its branches in England and Wales and the NatWest network in Scotland, as well as certain SME and corporate banking centers.

On October 12, 2012, the Group announced that the agreement had become null and void due to the foreseeable breach of the terms and conditions thereof by the agreed deadline (February 2013).

xvii. Merger by absorption of Banesto and Banco Banif

a) Common draft terms of merger between Banco Santander and Banesto

On December 17, 2012, the Bank announced that it had resolved to approve the plan for the merger by absorption of Banesto as part of the restructuring of the Spanish financial sector. After the end of the reporting period, at their respective board of directors meetings held on January 9, 2013, the directors of the Bank and Banco Español de Crédito, S.A. (Banesto) approved the common draft terms of the merger by absorption of Banesto into the Bank with the dissolution without liquidation of the former and the transfer en bloc of all its assets and liabilities to the Bank, which will acquire, by universal succession, the rights and obligations of the absorbed entity. As a result of the merger, the shareholders of Banesto, other than those forming part of the Group, will receive in exchange shares of the Bank.

•	Merger exchange ratio

The ratio at which shares of Banesto will be exchanged for shares of the Bank, which was determined based on the fair value of their assets and liabilities, will be 0.633 shares of the Bank, of EUR 0.5 par value each, for each share of Banesto, of EUR 0.79 par value each, without provision for any additional cash payment.

This exchange ratio was agreed to and calculated based on the methodologies that will be set forth and supported in the report that the boards of directors of the Bank and Banesto will prepare pursuant to Article 33 of the Law on structural changes to companies formed under the Spanish Commercial Code.

The shares of both the Bank and Banesto are listed on the official stock markets. Therefore, in order to determine the fair value of the assets and liabilities of the two companies, the directors of the Bank and Banesto considered, among other valuation methods, the market price of the shares of both companies at the close of trading on December 14, 2012 (the trading day immediately preceding the announcement of the transaction). Considering that the market price of the shares of Banco Santander at the close of trading on December 14, 2012 was EUR 5.90 per share, the exchange ratio agreed upon would value the shares of Banesto at EUR 3.73 per share. Since Banesto’s shares were quoted at EUR 2.99 per share on December 14, 2012, the proposed exchange ratio represented a premium of 25% at that date.

In determining the exchange ratio, with the aforementioned premium over the market price on December 14, 2012, the Bank and Banesto took the following matters, among others, into account:

•	The synergies to be achieved with the merger of the two companies.

•

The fact that Banesto’s shareholders will not be able to receive the remuneration that the Bank’s shareholders will receive under the Santander Dividendo Elección programme in January/February and April/May 2013, in either cash or shares of Banco Santander, since the merger will foreseeably be completed in May. Banesto will not foreseeably distribute any dividend.

However, the proposed exchange ratio will be subject to verification by an independent expert appointed by the Mercantile Registry of Santander in accordance with Article 34 of the Law on structural changes to companies formed under the Spanish Commercial Code.

The Bank will exchange the Banesto shares for treasury shares and, accordingly, the Bank’s share capital will not be increased for this purpose. In any case, pursuant to Article 26 of the Law on structural changes to companies formed under the Spanish Commercial Code, neither the Banesto shares owned by Santander Group nor Banesto’s treasury shares will be exchanged. These shares will be retired. At December 31, 2012, Banesto held 4,982,936 treasury shares, representing 0.7249% of its share capital, through its subsidiary Dudebasa, S.A.

Once the merger has been approved by the shareholders at the general meetings of the Bank and Banesto, the equivalent documentation referred to in Article 40.1 c) and related provisions of Royal Decree 1310/2005, of November 4, has been filed with the Spanish National Securities Market Commission (CNMV), the conditions precedent have been met and the merger deed has been registered at the Mercantile Registry of Santander, the shares of Banesto will be exchanged for shares of the Bank.

The exchange will take place from the date indicated in the notices to be published in one of the highest-circulation daily newspapers in the autonomous communities of Cantabria and Madrid, in the Official Gazettes of the Spanish Stock Exchanges, and in the Official Gazette of the Mercantile Registry. For such purpose, the Bank will act as agent, and this will be indicated in the above-mentioned notices. The shares of Banesto will be retired as a result of the merger.

•	Effective date of the merger for accounting purposes

Pursuant to the Spanish National Chart of Accounts approved by Royal Decree 1514/2007, of November 16, January 1, 2013 was established as the date from which the transactions of Banesto would be considered to have been performed for accounting purposes for the account of the Bank.

•	Merger balance sheets, financial statements and measurement of the assets and liabilities of Banesto to be transferred

For the purposes of Article 36.1 of the Law on structural changes to companies formed under the Spanish Commercial Code, the balance sheets of the Bank and Banesto at December 31, 2012 were taken to be the merger balance sheets.

The merger balance sheets of the Bank and Banesto, duly verified by their auditors, will be submitted for approval by the shareholders at the general meetings of each of the companies that must decide on the merger, prior to the adoption of the merger resolution itself.

As a result of the merger, Banesto will be dissolved without liquidation, and its assets and liabilities will be transferred en bloc to the Bank.

•	Tax regime

The merger was performed under the tax regime provided for in Chapter VIII, Title VII and Additional Provision Two.3 of Legislative Royal Decree 4/2004, of March 5, approving the Consolidated Spanish Corporation Tax Law, and in Article 45, paragraph I. B.) 10. of Legislative Royal Decree 1/1993, of September 24, approving the Consolidated Spanish Transfer Tax Law.

The tax authorities will be notified of the use of this tax regime within three months from the registration of the merger deed, in the terms established by the relevant regulations.

•	Conditions precedent

The effectiveness of the merger is subject to the following conditions precedent:

i). The authorization of the Minister of Economy and Competitiveness for the absorption of Banesto by the Bank, pursuant to Article 45.c) of the Bank Law of December 31, 1946.

ii). The obtainment of the other authorizations that, by reason of the business activities of Banesto or its subsidiaries, must be obtained from the Bank of Spain, the CNMV or any other administrative or supervisory body.

Finally, pursuant to Article 30.3 of the Law on structural changes to companies formed under the Spanish Commercial Code, the merger plan will be subject to the approval of the shareholders at the general meetings of the Bank and Banesto within the six months following the date of the draft terms of merger. The general meetings to which the merger will foreseeably be submitted will be the respective annual general meetings in March 2013.

b) Common draft terms of merger between Banco Santander and Banco Banif

On December 17, 2012, the directors of Banco Santander, S.A. announced that they had resolved to approve the proposal for the merger by absorption of Banco Banif, S.A. as part of the restructuring of the Spanish financial sector.

After the end of reporting period, the directors of Banco Banif, S.A., at its board of directors meeting held without a session and in writing on January 28, 2013, and the directors of Banco Santander, S.A., at its board of directors meeting held on that same day, approved the common drafts terms of the merger by absorption of Banco Banif, S.A. into Banco Santander, S.A. with the dissolution without liquidation of the former and the transfer en bloc of all its assets and liabilities to Banco Santander, S.A., which will acquire, by universal succession, the rights and obligations of the absorbed entity.

•	Effective date of the merger for accounting purposes

Pursuant to the Spanish National Chart of Accounts approved by Royal Decree 1514/2007, of November 16, January 1, 2013 was established as the date from which the transactions of Banco Banif, S.A. would be considered to have been performed for accounting purposes for the account of Banco Santander.

•	Merger balance sheets

For the purposes of Article 36.1 of the Law on structural changes to companies formed under the Spanish Commercial Code, the balance sheets of Banco Santander and Banco Banif, S.A. at December 31, 2012 will be taken to be the merger balance sheets.

The merger balance sheet of Banco Santander, S.A., duly verified by its auditors, will be submitted for approval by the shareholders at the general meetings that must decide on the merger, prior to the adoption of the merger resolution itself. Also, the sole shareholder of Banco Banif, S.A. will approve its financial statements for 2012 and, therefore, the balance sheet that will serve as the merger balance sheet of Banco Banif, S.A.

As a result of the merger, Banco Banif, S.A. will be dissolved without liquidation, and its assets and liabilities will be transferred en bloc to Santander.

•	Tax regime

The merger will be performed under the tax regime provided for in Chapter VIII, Title VII and Additional Provision Two.3 of Legislative Royal Decree 4/2004, of March 5, approving the Consolidated Spanish Corporation Tax Law, and in Article 45, paragraph I. B.) 10. of Legislative Royal Decree 1/1993, of September 24, approving the Consolidated Spanish Transfer Tax Law.

The tax authorities will be notified of the use of this tax regime within three months from the registration of the merger deed, in the terms established by the relevant regulations.

•	Condition precedent

The effectiveness of the merger is subject to the condition precedent of authorization by the Minister of Economy and Competitiveness of the absorption of Banco Banif, S.A. by Banco Santander, S.A., pursuant to Article 45.c) of the Bank Law of December 31, 1946.

Finally, pursuant to Article 30.3 of the Law on structural changes to companies formed under the Spanish Commercial Code, the merger plan will be subject to approval by the shareholders at the general meeting of Banco Santander, S.A. within the six months following the date of the drafts terms of merger. The general meeting to which the merger will foreseeably be submitted will be the annual general meeting in March 2013. Since Banco Banif, S.A. is a wholly-owned subsidiary of Banco Santander, S.A., and in accordance with Article 49 of the Law on structural changes to companies formed under the Spanish Commercial Code, the merger does not need to be approved by the sole shareholder at its general meeting.

xviii. Insurance business in Spain

On December 20, 2012, the Group announced that it had reached an agreement with Aegon. In this regard, the Group created two insurance companies, one for life insurance and the other for general insurance, in which Aegon will acquire ownership interests of 51%, and management responsibility will be shared by Aegon and the Group. The Group will hold 49% of the share capital of the companies and it will enter into a distribution agreement for the sale of insurance products in Spain through the commercial networks for a period of 25 years. The agreement does not affect savings, health and vehicle insurance, which will continue to be managed by Santander.

The transaction is subject to the obtainment of the relevant authorizations from the Directorate-General of Insurance and Pension Funds and the European competition authorities and, therefore, it is scheduled to be completed by the first half of 2013.

*  *  *  *  *

The cost, total assets and total income of the other consolidated companies acquired and disposed of in the last three years were not material with respect to the related consolidated totals.

c)	Off-shore entities

The Group currently has 13 subsidiaries resident in off-shore territories which are not considered tax havens according to the list published by the OECD.

The liquidation of a further 5 subsidiaries, all of which are scantly active or inactive, is expected to commence in 2013.

Following the above-mentioned planned disposals, the Group will have a total of 8 off-shore subsidiaries. These entities have 156 employees, located mainly in Jersey and the Isle of Man, and are classified by activity as detailed below:

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

ii. Scantly active or inactive or subsidiaries:

•	Serfin International Bank and Trust, Limited (Cayman Islands), an inactive bank.

•	Whitewick Limited (Jersey), an inactive company.

iii. Issuing companies:

The Group has four issuing companies located in the following jurisdictions:

Issuers of preference shares:

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

The banks and companies, whose activities are detailed above, contributed a profit of approximately EUR 28 million to the Group’s consolidated profit in 2012.

Also, the Group has 5 branches: 3 in the Cayman Islands, 1 in the Isle of Man and 1 in Jersey. These branches report to, and consolidate their balance sheets and income statements with, their respective parents.

Spain will foreseeably enter into information exchange agreements with the Cayman Islands, the Isle of Man, Jersey and Guernsey and, accordingly, these territories would cease to be tax havens under Spanish law and, consequently, the Group would no longer have any entities in off-shore territories. It should be noted that, according to the list published by the OECD, none of these jurisdictions is considered a tax haven.

Also, the Group controls from Brazil a securitization company called Brazil Foreign Diversified Payment Rights Finance Company and a segregated portfolio company called Santander Brazil Global Investment Fund SPC in the Cayman Islands, and manages a protected cell company in Guernsey called Guaranteed Investment Product 1 PCC, Ltd. Additionally, the Group has, directly or indirectly, various financial investments located in tax havens including, inter alia, Asiabridge Fund I LLC in Mauritius, Olivant Limited in Guernsey and JC Flowers in the Cayman Islands.

Singapore and Hong Kong, in which the Group has 1 subsidiary and 2 branches, will no longer be considered off-shore centers from January and April 2013, respectively, following the application of the provisions contained in the international double taxation conventions signed with Spain in 2011.

The Group has 4 subsidiaries domiciled in off-shore territories that are not considered to be off-shore entities since they are resident for tax purposes in, and operate exclusively from, the UK.

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

4.	Distribution of the Bank’s profit, Shareholder remuneration scheme and Earnings per share

a)	Distribution of the Bank’s profit and Shareholder remuneration scheme

The distribution of the Bank’s net profit for 2012 that the board of directors will propose for approval by the shareholders at the annual general meeting is as follows:

Millions of euros

Acquisition, with a waiver of exercise, of bonus share rights from the shareholders which, under the Santander Dividendo Elección programme, opted to receive in cash remuneration equivalent to the first, second and third interim dividend -EUR 864 million- and from the shareholders which are expected to opt to receive in cash remuneration equivalent to the final dividend (EUR 209 million):	1,073
Of which:
Distributed at December 31, 2012 (*)	650
Third interim dividend Final dividend for 2012 (**)	214 209

To voluntary reserves	282

Net profit for the year	1,355

(*)	Recognized under Shareholders’ equity - Dividends and remuneration.
(**)	If the amount used to acquire rights from shareholders which opt to receive in cash remuneration equivalent to the final dividend is less than the amount indicated, the difference will be automatically allocated to increase voluntary reserves. Otherwise, the difference will reduce the amount allocated to increase voluntary reserves.

In addition to the EUR 1,073 million indicated above, EUR 3,684 million in shares were allocated to the remuneration of shareholders under the shareholder remuneration scheme (Santander Dividendo Elección) approved by the shareholders at the annual general meeting held on March 30, 2012, whereby the Bank offered shareholders the possibility to opt to receive an amount equivalent to the first, second and third interim dividends out of 2012 profit in cash or new shares.

Similarly, under the framework of the shareholder remuneration scheme (Santander Dividendo Elección) the implementation of which will be submitted for approval by shareholders at the annual general meeting, the Bank will offer the possibility of opting to receive an amount equal to the final dividend for 2012 in cash or new shares. The Bank’s directors consider that 86.4% of shareholders will request remuneration in shares and, therefore, it is anticipated that the shareholders will be paid approximately EUR 1,329 million in shares.

The provisional accounting statements prepared by the Bank pursuant to legal requirements evidencing the existence of sufficient funds for the distribution of interim dividends on the dates on which the Santander Dividendo Elección programme was implemented were as follows:

	Millions of euros
	05/31/12	09/30/12	12/31/12	12/31/12
	First	Second	Third (*)	Fourth (*)

Profit after tax	454	1,033	1,355	1,355
Dividends paid	—	(401)	(650)	(650)

	454	632	705	705

Amount relating to the acquisition, with a waiver of exercise, of bonus share rights from shareholders under the Santander Dividendo Elección programme	401	249	214	209	(**)

Cumulative amount	401	650	864	1,073

Date of payment	1-08-12	1-11-12	1-02-13	1-05-13

(*)	Dividends not paid at December 31, 2012.
(**)	Calculated on the basis of an 86.4% acceptance rate

The board of directors will propose to the shareholders at the annual general meeting that remuneration of approximately EUR 0.60 per share be paid for 2012.

b)	Earnings per share from continuing and discontinued operations

i.	Basic earnings per share

Basic earnings per share are calculated by dividing the net profit attributable to the Group by the weighted average number of ordinary shares outstanding during the year, excluding the average number of treasury shares held in the year.

Accordingly:

	12/31/12	12/31/11	12/31/10

Profit attributable to the Group (millions of euros)	2,205	5,351	8,181
Profit (Loss) from discontinued operations (net of non-controlling interests) (millions of euros)	7	24	27
Profit from continuing operations (net of non-controlling interests) (millions of euros)	2,212	5,375	8,208

Weighted average number of shares outstanding	9,451,734,994	8,408,973,592	8,210,983,846
Assumed conversion of convertible debt	314,953,901	483,059,180	475,538,339

Adjusted number of shares	9,766,688,895	8,892,032,772	8,686,522,185

Basic earnings per share (euros)	0.23	0.60	0.94

Basic earnings per share from discontinued operations (euros)	(0.00)	(0.00)	(0.00)

Basic earnings per share from continuing operations (euros)	0.23	0.60	0.94

ii.	Diluted earnings per share

In calculating diluted earnings per share, the amount of profit attributable to ordinary shareholders and the weighted average number of shares outstanding, net of treasury shares, are adjusted to take into account all the dilutive effects inherent to potential ordinary shares (share options).

Accordingly, diluted earnings per share were determined as follows:

	12/31/12	12/31/11	12/31/10

Profit attributable to the Group (millions of euros)	2,205	5,351	8,181
Profit (Loss) from discontinued operations (net of non-controlling interests) (millions of euros)	7	24	27
Profit from continuing operations (net of non-controlling interests) (millions of euros)	2,212	5,375	8,208
Dilutive effect of changes in profit for the year arising from potential conversion of ordinary shares	—	—	—

Weighted average number of shares outstanding	9,451,734,994	8,408,973,592	8,210,983,846
Assumed conversion of convertible debt	314,953,901	483,059,180	475,538,339
Dilutive effect of options/rights on shares	66,057,677	64,715,094	57,607,691

Adjusted number of shares	9,832,746,572	8,956,747,866	8,744,129,876

Diluted earnings per share (euros)	0.22	0.60	0.94

Diluted earnings per share from discontinued operations (euros)	(0.00)	(0.00)	(0.00)

Diluted earnings per share from continuing operations (euros)	0.22	0.60	0.94

5.	Remuneration and other benefits paid to the Bank’s directors and senior managers

a)	Remuneration of directors

i.	Bylaw-stipulated emoluments

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

The amount set by the board of directors for 2012, calculated pursuant to the aforementioned Article 58 of the Bylaws, was 0.321% of the Bank’s profit for 2012 (2011: 0.275% in like-for-like terms).

At the proposal of the appointments and remuneration committee, the directors at the board meeting held on December 17, 2012 resolved to reduce the annual emolument for 2012 by 15% with respect to the amounts paid out of the profits for 2011.

Hence, the amounts received individually by each board member in 2012 and 2011 based on the positions held by them on the board and their membership of the board committees were as follows:

	Euros
	2012	2011

Members of the board of directors	84,954	99,946
Members of the executive committee	170,383	200,451
Members of the audit and compliance committee	39,551	46,530
Members of the appointments and remuneration committee	23,730	27,918
First and fourth deputy chairmen	28,477	33,502

Furthermore, the directors receive fees for attending board and committee meetings, excluding executive committee meetings, since no attendance fees are received for this committee.

The amounts of the fees for attending the meetings of the board of directors and of the board committees (excluding the executive committee) were the same in 2012 as in 2011. These attendance fees were approved by the directors at the board meeting held on December 17, 2007 in the following amounts:

•	Board of directors: EUR 2,540 for resident directors and EUR 2,057 for non-resident directors.

•	Risk committee and audit and compliance committee: EUR 1,650 for resident directors and EUR 1,335 for non-resident directors.

•	Other committees: EUR 1,270 for resident directors and EUR 1,028 for non-resident directors.

ii.	Salaries

The fixed salary remuneration of the executive directors for 2012 and 2011 approved by the board at the proposal of the appointments and remuneration committee was as follows:

	Thousands of euros
	2012	2011

Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	1,344	1,344
Mr Alfredo Sáenz Abad	3,703	3,703
Mr Matías Rodríguez Inciarte	1,710	1,710
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea (*)	2,100	1,962
Mr Francisco Luzón López (**)	108	1,656
Mr Juan Rodríguez Inciarte	987	987

Total	9,952	11,362

(*)	On December 20, 2010, the board approved the fixed remuneration for Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea to reflect the assumption of her new responsibilities as chief executive officer of Santander UK. Her fixed remuneration was established at EUR 2 million which, at the exchange rate published by the Bank of Spain on the preceding business day, amounts to GBP 1,702 thousand. There was no change to that remuneration in 2012. The amounts shown in the above table are the equivalent values calculated by applying the average exchange rates in those years to the fixed remuneration in pounds sterling.
(**)	Retired from the board on January 23, 2012.

The maximum variable remuneration of the executive directors for 2012 and 2011 approved by the board at the proposal of the appointments and remuneration committee was as follows:

	Thousands of euros
	2012	2011

Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	1,412	2,825
Mr Alfredo Sáenz Abad	3,510	7,019
Mr Matías Rodríguez Inciarte	2,669	3,568
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea (*)	2,247	2,667
Mr Francisco Luzón López	—	3,717
Mr Juan Rodríguez Inciarte	1,557	2,082

Total	11,395	21,879

(*)	Equivalent euro value of the original amount in pounds sterling.

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

In recent years the Group has adapted its remuneration policy to the new requirements and best practices, increasing the variable remuneration to be deferred and paid in shares, rather than in cash. The following table shows a breakdown of the variable remuneration:

	Thousands of euros
	2012		2011
	Immediate payment	Deferred payment	Immediate payment	Deferred payment

Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	564	848	1,130	1,695
Mr Alfredo Sáenz Abad	1,404	2,106	2,808	4,212
Mr Matías Rodríguez Inciarte	1,068	1,602	1,427	2,141
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea (*)	898	1,348	1,067	1,600
Mr Francisco Luzón López	—	—	1,487	2,230
Mr Juan Rodríguez Inciarte	622	934	833	1,249

Total	4,556	6,838	8,752	13,127

(*)	Equivalent euro value of the original amount in pounds sterling.

The first cycle of the deferred conditional variable remuneration plan was approved in 2011, whereby payment of a portion of the variable remuneration for 2011 amounting to EUR 13,127 thousand is deferred over three years for it to be paid, where appropriate, in three equal portions, 50% in cash and 50% in Santander shares, provided that the conditions for entitlement to the remuneration are met. Similarly, the portion of the variable remuneration that is not deferred (immediate payment) was paid 50% in cash and 50% in shares. The second cycle of the deferred conditional variable remuneration plan was approved in 2012 under the same payment terms as the previous plan.

The amounts relating to the variable share-based remuneration reflect the equivalent value, at the agreement date, of the maximum number of shares (886,510 shares) that may be received by the directors for their participation in the various plans. The number of shares that each director will actually receive on expiry of each plan will depend on the director’s compliance with the conditions for entitlement thereto (see Note 5.e).

iii.	Detail by director

The detail, by Bank director, of the foregoing remuneration for 2012 is provided below. The salaries of the executive directors disclosed in the table below relate to the maximum amounts approved by the board of directors as period remuneration, regardless of the actual year of payment and of any amounts paid to the directors under the agreed deferred remuneration scheme. Note 5.e) below includes disclosures on the shares delivered by virtue of the deferred remuneration schemes in place in previous years the conditions for delivery of which were met in the related years.

	Thousands of euros
	2012														2011
	Bylaw-stipulated emoluments
	Annual emolument				Attendance fees
							Salaries of executive directors
				Appointments				Variable - immediate payment		Variable - deferred payment (a)
Directors	Board	Executive Committee	Audit and compliance committee	and remuneration committee	Board	Other fees	Fixed remuneration	In cash	In shares	In cash	In shares	Total	Other remuneration (b)	Total	Total (c)

Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	85	170	—	—	25	4	1,344	282	282	424	424	2,756	20	3,061	4,505
Mr Fernando de Asúa Álvarez	113	170	40	24	25	195	—	—	—	—	—	—	—	567	625
Mr Alfredo Sáenz Abad	85	170	—	—	25	4	3,703	702	702	1,053	1,053	7,213	740	8,237	11,604
Mr Matías Rodríguez Inciarte	85	170	—	—	25	160	1,710	534	534	801	801	4,380	334	5,154	6,015
Mr Manuel Soto Serrano (9)	113	—	40	24	25	150	—	—	—	—	—	—	—	352	274
Assicurazioni Generali, SpA.(1)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	108
Mr Antonio Basagoiti García-Tuñón (2)	21	42	—	—	8	44	—	—	—	—	—	—	—	115	498
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea	85	170	—	—	23	4	2,100	449	449	674	674	4,346	512	5,140	5,010
Mr Francisco Javier Botín-Sanz de Sautuola y O’Shea (3)	85	—	—	—	23	—	—	—	—	—	—	—	—	108	130
Lord Burns (Terence)	85	—	—	—	21	—	—	—	—	—	—	—	—	106	119
Mr Vittorio Corbo Lioi (4)	85	—	—	—	21	—	—	—	—	—	—	—	—	106	53
Mr Guillermo de la Dehesa Romero	85	170	—	24	25	15	—	—	—	—	—	—	—	320	377
Mr Rodrigo Echenique Gordillo	85	170	40	24	25	32	—	—	—	—	—	—	40	415	480
Mr Antonio Escámez Torres (2)	21	42	—	—	8	45	—	—	—	—	—	—	2	118	528
Ms Esther Giménez-Salinas i Colomer (5)	64	—	—	—	18	—	—	—	—	—	—	—	—	82	—
Mr Ángel Jado Becerro de Bengoa	85	—	—	—	25	—	—	—	—	—	—	—	—	110	133
Mr Francisco Luzón López (6)	5	11	—	—	3	—	108	—	—	—	—	108	3	130	6,792
Mr Abel Matutes Juan	85	—	40	—	25	19	—	—	—	—	—	—	—	169	198
Mr Juan Rodríguez Inciarte	85	—	—	—	25	99	987	311	311	467	467	2,543	183	2,937	3,413
Mr Luis Ángel Rojo Duque (7)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	85
Mr Luis Alberto Salazar-Simpson Bos (2)	21	—	10	—	8	6	—	—	—	—	—	—	—	44	198
Ms Isabel Tocino Biscarolasaga (8) (9)	85	—	—	24	25	123	—	—	—	—	—	—	—	257	148

Total 2012	1,464	1,287	168	119	409	900	9,952	2,278	2,278	3,419	3,419	21,347	1,833	27,528	—

Total 2011	2,046	2,005	251	135	575	909	11,362	4,376	4,376	6,564	6,564	33,242	2,133	—	41,293

(1)	Retired from the board on October 24, 2011.
(2)	Retired from the board on March 30, 2012.
(3)	Amounts contributed to Marcelino Botín Foundation.
(4)	Board member since July 22, 2011.
(5)	Board member since March 30, 2012.
(6)	Retired from the board on January 23, 2012.
(7)	Deceased on May 24, 2011.
(8)	Member of the appointments and remuneration committee since July 21, 2011.
(9)	Member of the risk committee since March 30, 2012.
(a)	Maximum deferred variable remuneration for the period approved by the board of directors, at the related meetings, for each of the directors.
(b)	Includes, inter alia, the life and medical insurance costs borne by the Group relating to Bank directors.
(c)	Includes the corresponding deferred variable remuneration.

b)	Remuneration of the board members as representatives of the Bank

By resolution of the executive committee, all the remuneration received by the Bank’s directors who represent the Bank on the boards of directors of listed companies in which the Bank has a stake (at the expense of those companies) and which relates to appointments made after March 18, 2002, will accrue to the Group. In 2012 and 2011 the Bank’s directors did not receive any remuneration in respect of these representative duties.

Mr Emilio Botín-Sanz de Sautuola y García de los Ríos ceased to discharge his duties as director of Shinsei Bank, Ltd. on June 23, 2009. In 2008, 2007, 2006 and 2005 he had received, in each year, options to acquire shares of Shinsei Bank, Ltd. (Shinsei), the detail being as follows: 10,000 shares at a price of JPY 416 each in 2008; 10,000 shares at a price of JPY 555 each in 2007; 25,000 shares at a price of JPY 825 each in 2006; and 25,000 shares at a price of JPY 601 each in 2005. At December 31, 2012, the market price of the Shinsei share was JPY 171 and, therefore, the options granted would not have given rise to any gains had they been exercised.

Furthermore, other directors of the Bank received a total of EUR 1,317 thousand in 2012 as members of the boards of directors of Group companies (2011: EUR 1,413 thousand), the detail being as follows: Lord Burns received EUR 708 thousand as non-executive chairman of the board of directors of Santander UK Plc.; Mr Antonio Basagoiti García-Tuñón received EUR 120 thousand as non-executive chairman of the board of directors of Banesto and in bylaw stipulated directors’ fees, from the beginning of 2012 until March 30, 2012, when he retired as director of Banco Santander; Mr Matías Rodríguez Inciarte received EUR 42 thousand as non-executive director of U.C.I., S.A., and Mr Vittorio Corbo Lioi received EUR 119 thousand as non-executive director of Banco Santander Chile, EUR 321 thousand for advisory services provided to that entity and EUR 7 thousand as non-executive director of Grupo Financiero Santander México, S.A.B. de C.V.

c)	Post-employment and other long-term benefits

At December 31, 2011, in the event of early retirement or retirement the executive directors had the right to receive a supplementary pension which could be externalized by the Bank.

The following table provides information on the pension obligations assumed and covered by the Group in respect of the Bank’s current executive directors at December 31, 2011:

Thousands of euros (*)
2011

Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	25,400
Mr Alfredo Sáenz Abad	87,758
Mr Matías Rodríguez Inciarte	45,224
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea	31,856
Mr Juan Rodríguez Inciarte	12,309

202,547

(*)	In addition, at December 31, 2011, the Group had assumed pension obligations to Mr Francisco Luzón López amounting to EUR 63,608 thousand. He took voluntary pre-retirement and resigned from his positions as director and executive vice president of the Bank in January 2012, and opted to receive his accrued pre-retirement pension (EUR 2.8 million) as a lump sum, in accordance with the following schedule: EUR 2.5 million in 2012 and EUR 0.1 million each year in 2013, 2014 and 2015. In 2013, having reached retirement age, Mr Francisco Luzón López requested to receive his pension as a lump sum. Under the settlement agreement the portion of the pension not relating to variable remuneration is paid in cash; the portion relating to accrued variable remuneration is paid in cash and must be invested in Santander shares subject to retention; and the portion of the pension relating to unaccrued variable remuneration is invested by the Bank in Santander shares and will or will not be delivered to Mr Luzón (subject to retention) depending on whether the variable remuneration finally accrues to him (see Note 5.h).

The contracts of the executive directors and the other members of the Bank’s senior management prior to the amendment mentioned below granted senior executives the right, on the date of retirement, or prior to that date, from the age of 60, to opt to receive the accrued pensions -or amounts similar thereto- in the form of an annuity or a lump sum, i.e. in one single payment. The exercise of this option meant, in all cases, that no further pension benefit would accrue and, from the date of economic effect of exercising the option, the lump sum to be received, which would be updated at the agreed-upon interest rate, would be fixed. Since the aforementioned option has been exercised, the amounts included in the foregoing table in respect of the directors Mr Emilio Botín Sanz de Sautuola y García de los Ríos, Mr Alfredo Sáenz Abad and Mr Matías Rodríguez Inciarte are those relating to the aforementioned lump sums.

In 2012, under the framework of the measures implemented by the Group in order to mitigate the risks arising from the defined-benefit pension obligations payable to certain employees, which led to an agreement with the workers’ representatives to convert the defined-benefit obligations existing under the collective agreement into defined-contribution plans (see Note 25), the contracts of the executive directors and the other members of the Bank’s senior management -the senior executives- which provided for defined-benefit pension obligations were amended to convert these obligations into a defined-contribution employee welfare system, which was externalized to Santander Seguros y Reaseguros Compañía Aseguradora, S.A. Under the new system, the executive directors are granted the right to receive a pension benefit upon retirement which is based on the contributions made to the aforementioned system and supersedes the right to receive a pension supplement which had hitherto been payable to them upon retirement. The new system expressly excludes any obligation of the Bank to the executive directors other than the conversion of the current system into the new employee welfare system and, as the case may be, the annual contributions to be made as described below. In the event of pre-retirement, the executive directors who have not exercised the option described in the preceding paragraph are entitled to an annual emolument until the date of retirement.

A detail of each of the executive directors’ beginning balance under the new employee welfare system is provided below. This balance reflects the market value, at the date of conversion of the pension obligations under the new employee welfare system, of the assets in which the provisions for the respective accrued obligations had been invested.

	Thousands of euros

Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	25,566
Mr Alfredo Sáenz Abad	88,174	(*)
Mr Matías Rodríguez Inciarte	45,524
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea	34,941	(*)
Mr Juan Rodríguez Inciarte	12,824

	207,029

(*)	Includes the amounts relating to the period of the provision of services at Banesto, externalized with another insurance company.

From 2013 onwards, the Bank will make annual contributions to the employee welfare system for the benefit of the executive directors and senior executives, in proportion to their individual pensionable bases, until they leave the Group, or until their retirement from the Group , death or disability (including, as the case may be, during the pre-retirement period). No contributions will be made for the executive directors and senior executives who have exercised the aforementioned option prior to the conversion of the defined-benefit pension obligations into the defined-contribution employee welfare system.

The terms of the employee welfare system regulate the impact of the deferral of the computable variable remuneration on the benefit payments covered by the system upon retirement and, as the case may be, the retention of shares arising from such remuneration.

The Group also continues to have pension obligations to other directors amounting to EUR 18 million (December 31, 2011: EUR 39 million). The payments made in 2012 to the members of the board entitled to post-employment benefits amounted to EUR 1.6 million (2011: EUR 2.6 million).

Pension provisions recognized in 2012 amounted to EUR 2,166 thousand (2011: EUR 7,826 thousand recognized and EUR 886 thousand reversed).

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

	Thousands of euros
	2012	2011

Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	—	—
Mr Alfredo Sáenz Abad	11,108	11,108
Mr Matías Rodríguez Inciarte	5,131	5,131
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea	6,000	988
Mr Francisco Luzón López	—	9,934
Mr Juan Rodríguez Inciarte	2,961	2,961

	25,200	30,122

Additionally, other directors have life insurance policies the cost of which is borne by the Group, the related insured sum being EUR 1.4 million at December 31, 2012 (2011: EUR 3 million).

e) Deferred variable share-based remuneration systems

Following is a description of the various share delivery plans instrumenting the directors’ share-based deferred variable remuneration (see Note 47):

i) Performance share plan

This plan involves successive three-year cycles of share deliveries to the beneficiaries, as part of their variable remuneration for the year in which each cycle begins, so that each year one cycle will begin and, from 2009 onwards, another cycle will also end. Following the changes implemented in 2011 to the remuneration policy for the executive directors, the latter ceased to be beneficiaries of the cycle approved in 2011 and of any successive cycles which are approved.

The table below shows the maximum number of options granted to each executive director in each cycle and the number of shares received in 2012 and 2011 under the I12 and I11 incentive plans (Plans I12 and I11), respectively. As established in these plans, the number of shares received was determined by the degree of achievement of the targets to which each plan was tied, and all plans fell short of the maximum number.

	Options at January 1, 2011	Shares delivered in 2011 (number)		Options cancelled in 2011 (number)	Options at December 31, 2011	Shares delivered in 2012 (number)		Options cancelled in 2012 (number)	Options at December 31, 2012	Grant date	Share delivery deadline
Plan I11:
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	68,848	59,209		(9,639)	—	—		—	—	21/06/08	31/07/11
Mr Alfredo Sáenz Abad	189,628	163,080		(26,548)	—	—		—	—	21/06/08	31/07/11
Mr Matías Rodríguez Inciarte	87,590	75,327		(12,263)	—	—		—	—	21/06/08	31/07/11
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea (1)	46,855	40,295	(2)	(6,560)	—	—		—	—	21/06/08	31/07/11
Mr Francisco Luzón López (3)	77,083	66,291		(10,792)	—	—		—	—	21/06/08	31/07/11
Mr Juan Rodríguez Inciarte	50,555	43,477		(7,078)	—	—		—	—	21/06/08	31/07/11

	520,559	447,679		(72,880)	—	—		—	—

Plan I12:
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	82,941	—		—	82,941	24,882		(58,059)	—	19/06/09	31/07/12
Mr Alfredo Sáenz Abad	228,445	—		—	228,445	68,534		(159,911)	—	19/06/09	31/07/12
Mr Matías Rodríguez Inciarte	105,520	—		—	105,520	31,656		(73,864)	—	19/06/09	31/07/12
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea (1)	56,447	—		—	56,447	16,934	(4)	(39,513)	—	19/06/09	31/07/12
Mr Francisco Luzón López (3)	92,862	—		—	92,862	—		(92,862)	—	19/06/09	31/07/12
Mr Juan Rodríguez Inciarte	60,904	—		—	60,904	18,271		(42,633)	—	19/06/09	31/07/12

	627,119	—		—	627,119	160,277		(466,842)	—

Plan I13
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	82,941	—		—	82,941	—		—	82,941	11/06/10	31/07/13
Mr Alfredo Sáenz Abad	228,445	—		—	228,445	—		—	228,445	11/06/10	31/07/13
Mr Matías Rodríguez Inciarte	105,520	—		—	105,520	—		—	105,520	11/06/10	31/07/13
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea (1)	56,447	—		—	56,447	—		—	56,447	11/06/10	31/07/13
Mr Francisco Luzón López (3)	92,862	—		—	92,862	—		(92,862)	—	11/06/10	31/07/13
Mr Juan Rodríguez Inciarte	60,904	—		—	60,904	—		—	60,904	11/06/10	31/07/13

	627,119	—		—	627,119	—		(92,862)	534,257

(1)	Without prejudice to the Banesto shares corresponding to Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea by virtue of the various Banesto Share-Based Incentive Plans approved by the shareholders at the general meeting of Banesto (a maximum of 32,358 Banesto shares relating to her participation in the Banesto Share-Based Incentive Plan expiring in 2013).
(2)	In 2011 Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea received a further 10,786 Banesto shares relating to her participation in the Banesto Share-Based Incentive Plan approved by the shareholders at the annual general meeting of Banesto held on February 24, 2010.
(3)	Following his resignation on January 23, 2012, Mr Francisco Luzón López lost his entitlement arising from his participation in these plans since he did not meet all the conditions stipulated for the shares to be received.
(4)	In 2012 Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea received a further 14,022 Banesto shares relating to her participation in the Banesto Share-Based Incentive Plan approved by the shareholders at the annual general meeting of Banesto held on February 24, 2010.

ii) Obligatory investment share plan

Pursuant to the obligatory investment share plan (see Note 47), and also as part of the deferred share-based variable remuneration for each period, the current executive directors acquired, prior to February 29, 2008, February 28, 2009 and February 28, 2010, the number of Bank shares shown in the table below, which involved an investment of EUR 1.5 million in 2008, EUR 0.8 million in 2009 and EUR 1.5 million in 2010. Executive directors who hold the shares acquired through the obligatory investment and remain in the Group’s employ for three years from the date on which the obligatory investment is made are entitled to receive the same number of Bank shares as that composing their initial obligatory investment.

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

	Maximum number of shares to be delivered
	3rd cycle 2010-2012	2nd cycle 2009-2011	1st cycle 2008-2010

Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	20,515	19,968	16,306
Mr Alfredo Sáenz Abad	49,000	47,692	37,324
Mr Matías Rodríguez Inciarte	25,849	25,159	20,195
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea (1)	18,446	16,956	13,610
Mr Francisco Luzón López (2)	—	—	22,214
Mr Juan Rodríguez Inciarte	15,142	14,738	14,617

	128,952	124,513	124,266

(1)	In accordance with the resolution adopted by the shareholders at the annual general meeting of Banco Santander held on June 23, 2007 and by the shareholders at the annual general meeting of Banesto held on June 27, 2007, the maximum number of Santander shares corresponding to Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea for the 2008-2010 cycle is that shown in the foregoing table. Also, the maximum number of shares corresponding to Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea for the 2009-2011 and 2010-2012 cycles as beneficiary of this plan is in line with the resolution adopted by the shareholders at the annual general meeting of Banco Santander held on June 21, 2008 and by the shareholders at the annual general meeting of Banesto held on February 24, 2010.
(2)	Following his resignation on January 23, 2012, Mr Francisco Luzón López lost his entitlement to receive the shares relating to the second and third cycles of this plan since he did not meet all the conditions stipulated for the shares to be received.

Since the condition to retain the shares acquired and the additional requirement to stay in the Group for three years had been complied with, in March 2011 and February 2012, as approved by the board, at the proposal of the appointments and remuneration committee, the gross number of shares detailed in the foregoing table relating to the first and second cycles accrued to the executive directors, which is equivalent to the number of shares initially acquired by them. Also, the shares relating to the third cycle will be delivered in March 2013, once compliance with the conditions for delivery thereof has been verified.

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

The number of shares allocated to each executive director for deferral purposes, the shares delivered in 2012 (first third) and the shares that were approved for delivery by the board in February 2013 (second third), once the conditions for receiving them have been met, are as follows:

	Number of shares deferred on bonus for 2010	Number of shares delivered in 2012 (1st third)	Number of shares to be delivered in 2013 (2nd third)

Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	94,345	31,448	31,448
Mr Alfredo Sáenz Abad	312,450	104,150	104,150
Mr Matías Rodríguez Inciarte	135,188	45,063	45,063
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea (*)	91,187	30,395	30,395
Mr Francisco Luzón López (**)	154,981	51,660	51,660
Mr Juan Rodríguez Inciarte	61,386	20,462	20,462

(*)	Shares of Banesto, as authorized by the shareholders of that entity at the annual general meeting of February 23, 2011.
(**)	On January 23, 2012, Mr Francisco Luzón López took pre-retirement and resigned from his positions as director and head of the Americas division. In accordance with the plan regulations, Mr Francisco Luzón López retains the right to receive, if appropriate, 51,660 shares in 2014, subject to compliance with the conditions established in the plan for them to be received.

iv) Deferred conditional variable remuneration plan

Variable remuneration for 2011

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

The number of Santander shares allocated as variable remuneration to each executive director, distinguishing between those which were delivered in 2012 (immediate payment) and those subject to a three-year deferral, is shown in the table below.

In January 2013, at the proposal of the appointments and remuneration committee and considering that the conditions for delivery had been met, the board approved the accrual of the first third of the plan and, accordingly, in February 2013 the cash will be paid and the shares corresponding to the first third will be delivered. These amounts are shown in the following table:

	Immediate payment (shares delivered in 2012)	Deferred payment (maximum number of shares to be delivered)	Cash to be paid in 2013 (1st third) (Thousands of euros)		Number of shares to be delivered in 2013 (1st third)

Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	99,552	149,327	282		49,776
Mr Alfredo Sáenz Abad	247,366	371,049	702		123,683
Mr Matías Rodríguez Inciarte	125,756	188,634	357		62,878
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea	94,002	141,002	286	(2)	47,001
Mr Francisco Luzón López (1)	130,996	196,494	371		65,498
Mr Juan Rodríguez Inciarte	73,380	110,070	208		36,690

	771,052	1,156,576	2,206		385,526

(1)	On January 23, 2012, Mr Francisco Luzón López took pre-retirement and resigned from his positions as director and head of the Americas division. In relation to his 2011 variable remuneration to be received in cash and in Santander shares, the board resolved, at the committee’s proposal, to deliver him EUR 743 thousand and 130,996 shares as an immediate payment. The deferred amount in cash and in shares relating to the first third will be paid in February 2013 and the rest will be paid, if appropriate, on the dates and under the conditions approved by the board (EUR 248 thousand and 65,498 shares of the Bank in 2014 and 2015). Upon each delivery of shares and, therefore, subject to the same requirements, he will be paid an amount in cash equal to the dividends paid on those shares and, if the Santander Dividendo Elección programme is applied, the price offered by the Bank for the bonus share rights relating to the aforementioned shares.
(2)	Euro equivalent value of the original amount in pounds sterling.

Variable remuneration for 2012

The shareholders at the annual general meeting of March 30, 2012 approved the second cycle of the deferred conditional variable remuneration plan in relation to the variable remuneration or bonus for 2012 of the executive directors and certain executives (including senior management) and employees who assume risks, perform control functions or receive an overall remuneration which puts them on the same remuneration level as senior executives and employees who assume risks (all of them are referred to as identified staff, in accordance with the Guidelines on Remuneration Policies and Practices approved by the Committee of European Banking Supervisors on December 10, 2010), under the same conditions as the first cycle.

The number of Santander shares allocated to each executive director as variable remuneration, distinguishing between those which are delivered immediately and those subject to a three-year deferral, is as follows:

	Maximum number of shares to be delivered
	Immediate payment	Deferred payment (*)	Total

Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	43,952	65,927	109,879
Mr Alfredo Sáenz Abad	109,211	163,867	273,028
Mr Matías Rodríguez Inciarte	83,059	124,589	207,648
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea	69,916	104,874	174,790
Mr Juan Rodríguez Inciarte	48,466	72,699	121,165

	354,604	531,906	886,510

(*)	In three years: 2014, 2015 and 2016, subject to continued service, with the exceptions provided for in the plan regulations, and compliance with the conditions relating to the first cycle.

f)	Loans

The Group’s direct risk exposure to the Bank’s directors and the guarantees provided for them are detailed below. These transactions were made on an arm’s-length basis or the related compensation in kind was charged:

	Thousands of euros
	2012			2011
	Loans and credits	Guarantees	Total	Loans and credits	Guarantees	Total

Mr Alfredo Sáenz Abad	17	—	17	8	—	8
Mr Matías Rodríguez Inciarte	13	—	13	1	—	1
Mr Manuel Soto Serrano	—	—	—	1	—	1
Mr Antonio Basagoiti García-Tuñón (1)	—	—	—	12	1	13
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea	7	—	7	6	—	6
Mr Javier Botín-Sanz de Sautuola y O’Shea	13	—	13	3	—	3
Mr Rodrigo Echenique Gordillo	1,178	—	1,178	1,500	—	1,500
Mr Antonio Escámez Torres (1)	—	—	—	1,851	—	1,851
Mr Ángel Jado Becerro de Bengoa	7	—	7	3,004	—	3,004
Mr Francisco Luzón López (2)	—	—	—	11,670	—	11,670
Mr Juan Rodríguez Inciarte	5,313	—	5,313	321	—	321
Mr Luis Alberto Salazar-Simpson Bos (1)	—	—	—	3	—	3
Ms Isabel Tocino Biscarolasaga	42	—	42	322	—	322

	6,591	—	6,591	18,702	1	18,703

(1)	Retired from the board on March 30, 2012.
(2)	Retired from the board on January 23, 2012.

g)	Senior managers

Following is a detail of the maximum remuneration approved for the Bank’s executive vice presidents (*) in 2012 and 2011:

	Number of managers (1)	Thousands of euros
		Salaries							Other remuneration (4)	Total
		Fixed	Variable - Immediate payment			Variable - Deferred payment		Total
			In cash		In shares	In cash	In shares

2011	22	23,095	12,584	(2)	12,584	12,584	12,584	73,431	7,887	81,318
2012	24	24,580	10,689	(3)	10,689	10,689	10,689	67,495	6,615	74,110

(*)	Excluding executive directors’ remuneration, which is detailed above.
(1)

At some point in the year they occupied the position of executive vice president. The amounts reflect the remuneration for the full year regardless of the number of months in which the position of executive vice president was occupied.

(2)	The shareholders at the annual general meeting of June 17, 2011 approved the first cycle of the deferred conditional variable remuneration plan, whereby payment of a portion of the variable remuneration for 2011 amounting to EUR 25,168 thousand would be deferred over three years for it to be paid, where appropriate, in three equal portions, 50% in cash and 50% in Santander shares, provided that the conditions for entitlement to the remuneration are met. Similarly, the portion of the variable remuneration that is not deferred will be paid 50% in cash and 50% in shares.
(3)	At the annual general meeting on March 30, 2012, the shareholders approved the second cycle of the deferred conditional variable remuneration plan, whereby a portion of the variable remuneration for 2012 amounting to EUR 21,298 thousand will be deferred over three years under the same deferral and payment conditions as the first cycle.
(4)	Includes other remuneration items, such as life insurance premiums amounting to EUR 1,355 thousand (2011: EUR 1,104 thousand) and payments of termination or retirement benefits.

Following is a detail of the maximum number of Santander shares that the Bank’s executive vice presidents (excluding executive directors) were entitled to receive at December 31, 2012 and 2011 relating to the deferred portion under the various plans then in force (see Note 47):

Maximum number of shares to be delivered	12/31/12	12/31/11

Plan I12 (1)	—	1,468,762
Plan I13 (2)	1,463,987	1,468,762
Second cycle of obligatory investment	—	452,994
Third cycle of obligatory investment	286,317	293,140
Deferred conditional delivery plan (3)	980,780	1,496,628
Deferred conditional variable remuneration plan (2011) (4)	2,076,477	2,119,944
Deferred conditional variable remuneration plan (2012) (5)	1,622,485	—

(1)	In addition, they were entitled to a maximum of 29,951 Banesto shares at December 31, 2011.
(2)	In addition, they were entitled to a maximum of 114,160 Banesto shares at December 31, 2012 (December 31, 2011: 44,926 Banesto shares).
(3)	In addition, they were entitled to a maximum of 14,705 Banesto shares at December 31, 2012 (December 31, 2011: 3,364 Banesto shares).
(4)	In addition, they were entitled to a maximum of 123,973 Banesto shares and 79,696 Santander Brasil shares at December 31, 2012 (December 31, 2011: 97,515 Santander Brasil shares).
(5)	In addition, they were entitled to a maximum of 61,328 Santander Brasil shares at December 31, 2012 and a maximum of 500,000 options on Santander Brasil shares at December 31, 2012 and 2011 under the share option plan approved in 2011, exercise of which, subject to the plan‘s terms and conditions, may commence in July 2014.

In 2012 and 2011, since the conditions established in the related deferred share-based remuneration schemes corresponding to prior years had been met, the following number of Santander shares was delivered to the executive vice presidents:

Number of shares delivered	2012		2011

Plan I11	—		1,042,130	(1)
Plan I12	439,195	(2)	—
First cycle of obligatory investment	—		232,852
Second cycle of obligatory investment	442,319		—
Deferred conditional delivery plan (2010)	490,338	(3)	—

(1)	In addition, 14,975 Banesto shares were delivered.
(2)	In addition, 49,469 Banesto shares were delivered.
(3)	In addition, 14,705 Banesto shares were delivered.
(4)	In addition, 123,973 Banesto shares and 79,696 Santander Brasil shares were delivered.

The actuarial liability recognized in respect of post-employment benefits earned by the Bank’s executive vice presidents totaled EUR 267 million at December 31, 2011.

Settlements of EUR 10.7 million took place in 2012. The net charge to the consolidated income statement amounted to EUR 17.5 million in 2012 (2011: EUR 29 million).

As indicated in Note 5.c, in 2012 the contracts of senior executives of the Bank which provided for defined-benefit pension obligations were amended to convert these obligations into a defined-contribution employee welfare system, which was externalized to Santander Seguros y Reaseguros Compañía Aseguradora, S.A. Under the new system, the executive directors are granted the right to receive a pension benefit upon retirement which is based on the contributions made to the aforementioned system and supersedes the right to receive a pension supplement which had hitherto been payable to them upon retirement. The new system expressly excludes any obligation of the Bank to the executives other than the conversion of the current system into the new employee welfare system and, as the case may be, the annual contributions to be made. In the event of pre-retirement, the senior executives who have not exercised the option described in Note 5.c are entitled to an annual emolument until the date of retirement.

The executive directors’ beginning balance under the new employee welfare system amounted to EUR 287 million. This balance reflects the market value, at the date of conversion of the pension obligations under the new employee welfare system, of the assets in which the provisions for the respective accrued obligations had been invested.

Additionally, the total sum insured under life and accident insurance policies relating to this group amounted to EUR 73 million at December 31, 2012 (December 31, 2011: EUR 66 million).

h)	Post-employment benefits to former directors and former executive vice presidents

The post-employment benefits paid and settlements made in 2012 to former directors of the Bank and former executive vice presidents amounted to EUR 11.1 million, including EUR 2.5 million relating to Mr Francisco Luzón (see Note 5.c) and EUR 7.1 million, respectively (2011: EUR 7.9 million and EUR 7.8 million, respectively).

An expense of EUR 2 million was recognized in the consolidated income statement for 2012 in connection with the Group’s pension and similar obligations to former directors of the Bank and a period provision of EUR 509 thousand was recognized in relation to former executive vice presidents (2011: release of EUR 409 thousand and a zero period provision, respectively).

Furthermore, Provisions - Provision for pensions and similar obligations in the consolidated balance sheet at December 31, 2012 included EUR 162 million in respect of the post-employment benefit obligations to former directors of the Bank (including those relating to Mr Francisco Luzón López which, as described below, were settled in January 2013) and EUR 120 million relating to former executive vice presidents (2011: EUR 78 million and EUR 120 million, respectively).

In January 2013, upon his retirement, Mr Francisco Luzón López requested payment of the pensions to which he was entitled in a lump sum (EUR 65.4 million gross). For such purpose, his pension rights were settled in accordance with the contractual and legal terms applicable through: i) the payment in cash of EUR 21.1 million relating to the net amount of the pension calculated by taking into account the fixed remuneration and the bylaw-stipulated emoluments and EUR 7.1 million relating to the net amount of the pension calculated by taking into account the accrued variable remuneration at the retirement date, ii) the investment by Mr Luzón of those EUR 7.1 million in Santander shares (1,144,110 shares), which shall be deposited on a restricted basis until January 23, 2017 and iii) the investment by the Bank of the gross remaining amount of the pension (EUR 6.6 million), calculated by taking into account the unaccrued variable remuneration, in Santander shares (1,061,602 shares) that will be delivered to Mr Luzón (subject to the same restriction period mentioned above and net of tax) or will finally remain in the Bank’s possession depending on whether or not the variable remuneration giving rise to them finally accrues to him.

i)	Contract termination

The Bank has signed contracts with all its executive directors. The Bank’s executive directors have indefinite-term employment contracts. Executive directors whose contracts are terminated voluntarily or due to breach of duties are not entitled to receive any economic compensation. In any other termination event, the executive directors indicated below will be eligible for the following rights:

•

In the case of Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea: to take pre-retirement, earning an annual emolument. At December 31, 2012, this annual emolument would amount to EUR 2,645 thousand (December 31, 2011: EUR 2,557 thousand).

•

In the case of Mr Juan Rodríguez Inciarte: to take pre-retirement, earning an annual emolument. At December 31, 2012, this annual emolument would amount to EUR 987 thousand (December 31, 2011: EUR 948 thousand).

If Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea or Mr Juan Rodríguez Inciarte take pre-retirement, they have the right to opt to receive the annual emoluments in the form of an annuity or a lump sum -i.e. in a single payment- in full but not in part.

If the other executive directors’ contracts are terminated for any reason, they may take retirement and, therefore, claim from the insurer the benefits accrued to them under the externalized employee welfare system described in Note 5.c, with no obligation whatsoever being incumbent upon the Bank in such circumstances.

Other non-director members of the Group’s senior management, other than those whose contracts were amended in 2012 as indicated above, have contracts which entitle them to receive benefits in the event of termination for reasons other than voluntary redundancy, retirement, disability or serious breach of duties. These benefits are recognized as a provision for pensions and similar obligations and as a staff cost only when the employment relationship between the Bank and its managers is terminated before the normal retirement date. The non-director senior executives whose contracts were amended in 2012 do not retain an entitlement to such benefits in their contracts.

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

Director	Corporate name	Number of shares	Functions
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	Bankinter, S.A.	212,345	—
	Bank of America Corporation	560	—
	Santander Investment, S.A.	—	Chairman (1)
Mr Alfredo Sáenz Abad	Banco Bilbao Vizcaya Argentaria, S.A. (*)	367,234	—
	HSBC Holdings plc	14,254	—
	Lloyds Banking Group plc	522	—
	Banco Bradesco S.A. (*)	1,815	—
	Caixabank, S.A. (*)	6,349	—
	Banco Popular Español, S.A. (*)	14,380	—
	Banco Banif, S.A.	—	Chairman (1)
	Santander Investment, S.A.	—	Deputy chairman (1)
	Santander Private Banking S.p.A.	—	Chairman (1)
Mr Matías Rodríguez Inciarte	Banco Español de Crédito, S.A.	27,575	Director (1)
	Banco Santander Totta, S.A.	—	Chairman (1)
Mr Manuel Soto Serrano	Banco Bilbao Vizcaya Argentaria, S.A.	183,214	—
	Istituto per le Opere di Religione (IOR)	—	Member (2)
Mr Antonio Basagoiti García-Tuñón (3)	Banco Popular Español, S.A.	530	—
	Banco Bilbao Vizcaya Argentaria, S.A. (*)	11	—
	Bankia, S.A.	27,486	—
	Banco Español de Crédito, S.A.	1,000	Chairman (1)
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea	Bankinter, S.A.	4,757,768	—
	Santander UK plc	—	CEO
	Santander Investment, S.A.	—	Director (1)
	Alliance & Leicester plc	—	Director
Mr Javier Botín-Sanz de Sautuola y O’Shea	Bankinter, S.A.	5,097,768	—
	Banco Popular Español, S.A.	8,550,000	—
	Bank of America	537,000	—
Lord Burns (Terence)	Lloyds Banking Group plc (*)	3,745	—
	Barclays plc (*)	1,901	—
	Santander UK plc	—	Chairman (1)

Mr Vittorio Corbo Lioi	Banco Santander - Chile	—	Director (1)
	Banco Santander (México), S.A. Institución de Banca Múltiple, Grupo Financiero Santander	—	Director (1)
	Santander Consumo, S.A. de C.V., Sofom,e.r.	—	Director (1)
	Santander Hipotecario, S.A. de C.V., Sofom,e.r	—	Director (1)

Director	Corporate name	Number of shares	Functions
Mr Guillermo de la Dehesa Romero	Goldman Sachs & Co. (The Goldman Sachs Group, Inc.)	19,546	—
	Banco Pastor, S.A.	11,088	—
Mr Rodrigo Echenique Gordillo	Wells Fargo & Co.	4,500	—
	Barclays plc	20,490	—
	Bank of America Corporation	12,000	—
	Banco Banif, S.A.	—	2nd deputy chairman (1)
	Santander Investment, S.A.	—	Director (1).
	Allfunds Bank, S.A	—	Chairman (1)
	Banco Santander International	—	Director (1)
Mr Antonio Escámez Torres (3)	Banco de Valencia, S.A.	349	—
	Attijariwafa Bank Société Anonyme	10	Deputy chairman (1)
	Santander Consumer Finance, S.A.	—	Chairman (1)
	Open Bank, S.A.	—	Chairman (1)
Ms Esther Giménez-Salinas i Colomer	Ambers & Co Capital Microfinanzas, S.L.	—	Director (1)
Mr Ángel Jado Becerro de Bengoa	Bankinter, S.A. (5)	1,244,000	—
	Banco Banif, S.A.	—	Director (1)
Mr Francisco Luzón López (4)	Banco Bilbao Vizcaya Argentaria, S.A.	181,660	—
	Bank of America Corporation	164,850	—
	Citigroup Inc.	23,706	—
	BNP Paribas S.A.	6,672	—
	Société Générale	12,081	—
	Barclays plc	101,274	—
	HSBC Holdings plc	60,040	—
	Caixabank, S.A.	11,614	—
Mr Abel Matutes Juan	Banco Bilbao Vizcaya Argentaria, S.A.(*)	715,865	—
	Banco Español de Crédito, S.A. (*)	11,980	—
	Citibank (*)	109,062	—
Mr Juan Rodríguez Inciarte	Banco Bilbao Vizcaya Argentaria, S.A.	1,016	—
	Wells Fargo & Co.	107	—
	Santander UK plc	—	Deputy chairman (1)
	Banco Banif, S.A.	—	Director (1)
	Santander Consumer Finance, S.A.	—	Director (1)
Ms Isabel Tocino Biscarolasaga	Banco Bilbao Vizcaya Argentaria, S.A.	2,531	—
	Citigroup Inc.	1,130	—

(*)	Ownership interests held by related persons.
(1)	Non-executive.
(2)	Non-executive member of the control committee.
(3)	Retired from the board on March 30, 2012. Data at 2011 year-end.
(4)	Retired from the board on January 23, 2012. Data at 2011 year-end.
(5)	244,000 shares are held by related persons.

None of the members of the board of directors perform, as independent professionals or as employees, any activities of the kind indicated in the foregoing table.

6.	Loans and advances to credit institutions

The detail, by classification, type and currency, of Loans and advances to credit institutions in the consolidated balance sheets is as follows:

	Millions of euros
	2012	2011	2010

Classification:
Financial assets held for trading	9,843	4,636	16,216
Other financial assets at fair value through profit or loss	10,272	4,701	18,831
Loans and receivables	53,785	42,389	44,808

	73,900	51,726	79,855

Type:
Reciprocal accounts	1,863	2,658	1,264
Time deposits	15,669	11,419	13,548
Reverse repurchase agreements	25,486	10,647	36,721
Other accounts	30,882	27,002	28,322

	73,900	51,726	79,855

Currency:
Euro	36,955	26,066	46,254
Pound sterling	3,787	4,481	8,100
US dollar	13,567	9,784	13,451
Other currencies	19,621	11,431	12,067
Impairment losses	(30)	(36)	(17)
Of which: due to country risk	—	(2)	(8)

	73,900	51,726	79,855

The loans and advances to credit institutions classified under Financial assets held for trading consist mainly of securities of foreign institutions purchased under reverse repurchase agreements, whereas those classified under Other financial assets at fair value through profit or loss consist of securities of Spanish public sector entities and other institutions purchased under reverse repurchase agreements.

The loans and advances to credit institutions classified under Loans and receivables are mainly guarantees given in cash to credit institutions and time deposits.

The impairment losses on financial assets recognized in Loans and receivables are disclosed in Note 10.

Note 51 contains a detail of the residual maturity periods of Loans and receivables and of the related average interest rates.

7.	Debt instruments

a)	Breakdown

The detail, by classification, type and currency, of Debt instruments in the consolidated balance sheets is as follows:

	Millions of euros
	2012	2011	2010

Classification:
Financial assets held for trading	43,101	52,704	57,872
Other financial assets at fair value through profit or loss	3,460	2,649	4,605
Available-for-sale financial assets	87,724	81,589	79,689
Loans and receivables	7,059	6,840	8,429

	141,344	143,782	150,595

Type:
Spanish government debt securities	37,141	39,309	35,663
Foreign government debt securities	67,222	60,553	63,602
Issued by financial institutions	12,297	16,324	23,761
Other fixed-income securities	24,828	27,847	27,713
Impairment losses	(144)	(251)	(144)

	141,344	143,782	150,595

Currency:
Euro	63,169	61,577	61,844
Pound sterling	9,240	5,394	11,125
US dollar	18,183	20,383	23,442
Other currencies	50,896	56,679	54,328
Impairment losses	(144)	(251)	(144)

	141,344	143,782	150,595

At December 31, 2012, the nominal amount of debt securities assigned to certain own or third-party commitments, mainly to secure financing facilities received, amounted to EUR 61,335 million. Of these securities, EUR 21,808 million related to Spanish government debt at December 31, 2012.

b)	Breakdown

The detail, by origin of the issuer, of Debt instruments at December 31, 2012, 2011 and 2010, net of impairment losses, is as follows:

	Millions of euros
	2012				2011				2010
	Private fixed- income	Public fixed- income	Total	%	Private fixed- income	Public fixed- income	Total	%	Private fixed- income	Public fixed- income	Total	%

Spain	10,046	37,141	47,187	33.38%	8,409	39,309	47,718	33.19%	7,915	35,663	43,578	28.94%
United States	5,994	6,965	12,959	9.17%	11,147	2,030	13,177	9.16%	10,793	2,953	13,746	9.13%
United Kingdom	3,865	7,528	11,393	8.06%	8,529	1,654	10,183	7.08%	14,721	4,170	18,891	12.54%
Portugal	2,843	2,217	5,060	3.58%	3,704	1,824	5,528	3.84%	6,108	2,819	8,927	5.93%
Italy	375	619	994	0.70%	545	653	1,198	0.83%	289	767	1,056	0.70%
Ireland	739	—	739	0.52%	642	—	642	0.45%	570	—	570	0.38%
Greece	—	—	—	—	—	84	84	0.06%	—	177	177	0.12%
Other European countries	4,706	8,620	13,326	9.43%	3,437	7,823	11,260	7.83%	4,377	6,192	10,569	7.02%
Brazil	4,810	27,359	32,169	22.76%	4,867	29,607	34,474	23.98%	2,504	30,948	33,452	22.21%
Mexico	501	8,817	9,318	6.59%	534	11,426	11,960	8.32%	902	10,756	11,658	7.74%
Chile	1,377	2,124	3,501	2.48%	577	2,528	3,105	2.16%	1,084	2,281	3,365	2.23%
Other American countries	1,208	1,163	2,371	1.68%	1,275	1,583	2,858	1.99%	1,616	1,524	3,140	2.09%
Rest of the world	517	1,810	2,327	1.65%	360	1,235	1,595	1.11%	451	1,015	1,466	0.97%

	36,981	104,363	141,344	100.00%	44,026	99,756	143,782	100.00%	51,330	99,265	150,595	100.00%

The detail, by issuer rating, of Debt instruments at December 31, 2012, 2011 and 2010 is as follows:

	Millions of euros
	2012				2011				2010
	Private fixed- income	Public fixed- income	Total	%	Private fixed- income	Public fixed- income	Total	%	Private fixed- income	Public fixed- income	Total	%

AAA	15,754	11,711	27,465	19.43%	19,250	5,205	24,455	17.01%	25,618	14,036	39,654	26.33%
AA	714	12,724	13,438	9.51%	2,056	3,885	5,941	4.13%	5,428	35,842	41,270	27.41%
A	5,524	2,611	8,135	5.76%	9,457	45,489	54,946	38.21%	6,152	6,067	12,219	8.11%
BBB	3,460	74,435	77,895	55.11%	2,739	42,377	45,116	31.38%	6,217	41,734	47,951	31.84%
Below BBB	4,052	2,882	6,934	4.90%	2,196	2,800	4,996	3.47%	1,040	1,586	2,626	1.74%
Unrated	7,477	—	7,477	5.29%	8,328	—	8,328	5.79%	6,875	—	6,875	4.57%

	36,981	104,363	141,344	100.00%	44,026	99,756	143,782	100.00%	51,330	99,265	150,595	100.00%

The breakdown of the exposure by rating has been affected by the numerous reviews of the ratings of sovereign issuers in recent years, mainly of Spain (from AA in 2010 to A in 2011 and to BBB en 2012), Portugal (from A in 2010 to BB in 2011), the United States (from AAA in 2010 to AA in 2011) and Chile (from A in 2011 to AA in 2012). Brazil and Mexico maintained a BBB rating in 2012, 2011 and 2010.

The detail, by type of financial instrument, of Private fixed-income securities at December 31, 2012, 2011 and 2010, net of impairment losses, is as follows:

	Millions of euros
	2012	2011	2010

Securitised mortgage bonds	6,835	7,080	6,830
Other asset-backed bonds	1,497	3,100	2,815
Floating rate debt	15,883	16,668	19,476
Fixed rate debt	12,766	17,178	22,209

Total	36,981	44,026	51,330

c)	Impairment losses

The changes in the impairment losses on Available-for-sale financial assets - Debt instruments are summarized below:

	Millions of euros
	2012	2011	2010

Balance at beginning of year	235	119	167
Net impairment losses for the year (Note 29)	13	124	(9)
Of which:
Impairment losses charged to income	18	125	14
Impairment losses reversed with a credit to income	(5)	(1)	(22)
Write-off of assets due to impairment	(109)	—	(20)
Exchange differences and other items	(10)	(8)	(19)

Balance at end of year	129	235	119

Of which:
By geographical location of risk:
European Union	51	155	48
Latin America	78	80	71

Also, the impairment losses on Loans and receivables (EUR 15 million, EUR 16 million and EUR 25 million at December 31, 2012, 2011 and 2010, respectively) are disclosed in Note 10.

d)	Other information

Note 29 contains a detail of the valuation adjustments recognized in equity on available-for-sale financial assets.

Note 51 contains a detail of the residual maturity periods of Available-for-sale financial assets and of Loans and receivables and of the related average interest rates.

Note 54 shows the Group’s total exposure, by origin of the issuer.

8.	Equity instruments

a)	Breakdown

The detail, by classification and type, of Equity instruments in the consolidated balance sheets is as follows:

	Millions of euros
	2012	2011	2010

Classification:
Financial assets held for trading	5,492	4,744	8,850
Other financial assets at fair value through profit or loss	688	465	8,267
Available-for-sale financial assets	4,542	5,024	6,546

	10,722	10,233	23,663

Type:
Shares of Spanish companies	3,338	2,960	4,778
Shares of foreign companies	4,726	4,582	6,469
Investment fund units and shares	2,658	2,691	4,560
Other securities	—	—	7,856
Of which: unit linked (*)	—	—	7,856

	10,722	10,233	23,663

(*)	The decrease arose as a result of the sale in 2011 of the insurance companies in Latin America to Zurich (see Note 3).

Note 29 contains a detail of the valuation adjustments recognized in equity on available-for-sale financial assets, and also the related impairment losses.

b)	Changes

The changes in Available-for-sale financial assets-Equity instruments were as follows:

	Millions of euros
	2012	2011	2010

Balance at beginning of year	5,024	6,546	7,331
Changes in the scope of consolidation	—	(493)	—
Of which:
Metrovacesa, S.A. (Note 3)	—	(402)	—
Net additions (disposals)	(666)	(862)	(1,077)
Of which:
Spanish Bank Restructuring Asset Management Company (SAREB)	164	—	—
Cielo, S.A.	—	—	(651)
Valuation adjustments	184	(167)	292

Balance at end of year	4,542	5,024	6,546

The main acquisitions and disposals made in 2012, 2011 and 2010 were as follows:

i.	Cielo S.A.

In July 2010 the Group entered into an agreement with Banco do Brasil S.A. and Banco Bradesco S.A. for the sale to these two entities of all the shares held by Santander Group in Cielo S.A. - formerly Visanet - (7.20% of the share capital). The agreed-upon sale price was BRL 1,487 million (approximately EUR 651 million), which gave rise to a gain of EUR 212 million, net of taxes and non-controlling interests.

ii.	Spanish Bank Restructuring Asset Management Company (SAREB)

In December 2012 the Group, together with other Spanish financial institutions, entered into an agreement to invest in the Spanish Bank Restructuring Asset Management Company (SAREB), whereby the Group undertook to make an investment of up to EUR 840 million (25% in capital and 75% in subordinated debt), and at December 31, 2012, it had paid EUR 164 million of capital and EUR 490 million of subordinated debt.

c)	Notifications of acquisitions of investments

The notifications made by the Bank in 2012, in compliance with Article 155 of the Spanish Limited Liability Companies Law (Ley de Sociedades de Capital) and Article 53 of Securities Market Law 24/1998 (Ley del Mercado de Valores), of the acquisitions and disposals of holdings in investees are listed in Appendix IV.

9.	Trading derivatives (assets and liabilities) and Short positions

a)	Trading derivatives

The detail, by type of inherent risk, of the fair value of the trading derivatives arranged by the Group is as follows (see Note 36):

	Millions of euros
	2012		2011		2010
	Debit balance	Credit balance	Debit balance	Credit balance	Debit balance	Credit balance

Interest rate risk	89,404	86,956	77,016	76,834	49,681	50,058
Currency risk	16,516	16,692	16,032	16,278	14,445	16,015
Price risk	3,289	5,081	5,853	7,068	5,643	6,413
Other risks	1,110	1,014	3,597	2,903	3,300	2,793

	110,319	109,743	102,498	103,083	73,069	75,279

b)	Short positions

Following is a breakdown of the short positions:

	Millions of euros
	2012	2011	2010

Borrowed securities:
Debt instruments	5,371	1,775	2,580
Of which: Santander UK plc	4,989	850	1,173
Equity instruments	551	572	279

Short sales:
Debt instruments	9,259	7,836	9,443
Of which:
Banco Santander, S.A.	5,946	6,560	9,200
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander	3,266	1,235	241
Equity instruments	—	4	—

	15,181	10,187	12,302

10.	Loans and advances to customers

a)	Breakdown

The detail, by classification, of Loans and advances to customers in the consolidated balance sheets is as follows:

	Millions of euros
	2012	2011	2010

Financial assets held for trading	9,162	8,056	755
Other financial assets at fair value through profit or loss	13,936	11,748	7,777
Loans and receivables	697,384	730,296	715,621
Of which:
Disregarding impairment losses	722,888	749,232	735,318
Impairment losses	(25,504)	(18,936)	(19,697)
Of which, due to country risk	(42)	(41)	(41)

	720,482	750,100	724,153

Loans and advances to customers disregarding impairment losses	745,986	769,036	743,850

Note 51 contains a detail of the residual maturity periods of loans and receivables and of the related average interest rates.

Note 54 shows the Group’s total exposure, by origin of the issuer.

There are no loans and advances to customers for material amounts without fixed maturity dates.

b)	Breakdown

Following is a detail, by loan type and status, geographical area of residence and interest rate formula, of the loans and advances to customers, which reflect the Group’s exposure to credit risk in its core business, disregarding impairment losses:

	Millions of euros
	2012	2011	2010

Loan type and status:
Commercial credit	12,113	13,635	15,737
Secured loans	430,388	448,681	430,072
Reverse repurchase agreements	19,477	18,438	6,166
Other term loans	220,225	228,449	234,857
Finance leases	16,320	18,399	20,260
Receivable on demand	12,123	10,147	8,850
Impaired assets	35,340	31,287	27,908

	745,986	769,036	743,850

Geographical area:
Spain	200,014	214,558	227,613
European Union (excluding Spain)	337,179	357,888	320,284
United States and Puerto Rico	51,186	48,596	57,882
Other OECD countries	10,894	7,760	6,432
Latin America	138,071	136,434	122,940
Rest of the world	8,642	3,800	8,699

	745,986	769,036	743,850

Interest rate formula:
Fixed rate	300,355	292,846	297,259
Floating rate	445,631	476,190	446,591

	745,986	769,036	743,850

At December 31, 2012, the Group had granted loans amounting to EUR 16,884 million (December 31, 2011: EUR 12,147 million; December 31, 2010: EUR 12,137 million) to the Spanish public sector (which had ratings of BBB, A and AA at December 31, 2012, 2011 and 2010, respectively), and EUR 4,983 million to the public sector in other countries (December 31, 2011: EUR 4,394 million; December 31, 2010: EUR 3,527 million). At December 31, 2012, the breakdown of this amount by issuer rating was as follows: 10.8% AA, 0.9% A, 74.7% BBB and 13.6% below BBB.

Following is a detail, by activity, of the loans and advances to customers at December 31, 2012, net of impairment losses:

	Millions of euros
			Secured loans
			Net exposure		Loan to value (a)
	Total	Without collateral	Of which: Property collateral	Of which: Other collateral	Less than or equal to 40%	More than 40% and less than or equal to 60%	More than 60% and less than or equal to 80%	More than 80% and less than or equal to 100%	More than 100%
Public sector	21,793	21,092	82	619	324	41	177	35	124
Other financial institutions	36,985	19,346	6,092	11,547	674	316	438	16,129	82
Non-financial companies and individual entrepreneurs	256,075	148,765	50,395	56,915	23,592	17,788	17,874	27,909	20,147
Of which:
Property construction and development	18,265	3,086	13,782	1,397	3,894	3,925	3,037	2,285	2,038
Civil engineering construction	9,965	2,369	4,561	3,035	870	837	634	753	4,502
Large companies	143,288	100,555	11,400	31,333	8,725	4,837	4,525	16,546	8,100
SMEs and individual entrepreneurs	84,557	42,755	20,652	21,150	10,103	8,189	9,678	8,325	5,507
Other households and non-profit institutions serving households	409,566	92,478	306,048	11,040	57,171	63,591	118,675	61,019	16,632
Of which:
Residential	302,915	434	301,128	1,353	54,736	61,769	116,410	55,629	13,937
Consumer loans	92,606	83,965	2,149	6,492	1,564	917	1,243	3,884	1,033
Other purposes	14,045	8,079	2,771	3,195	871	905	1,022	1,506	1,662

Subtotal	724,419	281,681	362,617	80,121	81,761	81,736	137,164	105,092	36,985

Less: collectively assessed impairment losses	3,937

Total	720,482

Memorandum item
Refinanced and restructured transactions	46,026	12,456	28,135	5,435	8,416	8,069	9,517	5,699	1,869

(a)	The ratio of the carrying amount of the transactions at December 31, 2012 to the latest available appraisal value of the collateral.

The amount of loans with less than 90 days past due installments classified as standard amounted to €4,732 million as of December 31, 2012 (€5,208 million as of December 31, 2011).

Note 54 contains information relating to the restructured/refinanced loan book.

c)	Impairment losses

The changes in the impairment losses on the assets making up the balances of Loans and receivables - Loans and advances to customers, Loans and receivables - Loans and advances to credit institutions (see Note 6) and Loans and receivables - Debt instruments (see Note 7) were as follows:

	Millions of euros
	2012	2011	2010

Balance at beginning of year	18,988	19,739	17,899
Impairment losses charged to income for the year	19,877	12,840	11,468
Of which:
Individually assessed	21,649	15,939	14,770
Collectively assessed	1,522	1,182	1,405
Impairment losses reversed with a credit to income	(3,294)	(4,281)	(4,707)
Changes in the scope of consolidation (Note 3)	(266)	(1,267)	—
Write-off of impaired balances against recorded impairment allowance	(11,447)	(12,430)	(10,913)
Exchange differences and other changes	(1,603)	106	1,285

Balance at end of year	25,549	18,988	19,739

Of which:
By method of assessment:
Individually assessed	21,605	15,343	14,584
Of which: due to country risk (Note 2.g)	42	43	49
Collectively assessed	3,944	3,645	5,155
By geographical location of risk:
Spain	11,711	6,907	6,810
Rest of Europe	5,707	4,957	4,695
Americas	8,131	7,124	8,234
By classification of assets:
Loans and advances to credit institutions	30	36	17
Debt instruments	15	16	25
Loans and advances to customers	25,504	18,936	19,697

The increase in credit loss provisions recorded in 2012 was due mainly to two factors: (i) a rise in non-performing loans ratios in certain sectors in Spain, caused by the worsening of Spain’s macroeconomic situation as a result of economic slowdown, falling consumer spending and job market deterioration, with the unemployment rate exceeding 25% (particularly significant in this context was the increase in non-performing loans ratios in the real estate sector – 47.7% at December 31, 2012, compared with 28.6% in 2011 (see Note 54)); and (ii) the upward shift in non-performing loans ratios in certain financial systems (Brazil, Chile and Portugal).

Previously written-off assets recovered in 2012, 2011 and 2010 amounted to EUR 1,328 million, EUR 1,800 million and EUR 1,201 million, respectively. Taking into account these amounts and those recognized in Impairment losses charged to income for the year in the foregoing table, impairment losses on Loans and receivables amounted to EUR 18,549 million in 2011, EUR 11,040 million in 2010 and EUR 10,267 million in 2009.

d)	Impaired assets

The detail of the changes in the balance of the financial assets classified as Loans and receivables - Loans and advances to customers and considered to be impaired due to credit risk is as follows:

	Millions of euros
	2012	2011	2010

Balance at beginning of year	31,287	27,908	24,049
Net additions	16,277	16,040	13,575
Written-off assets	(11,447)	(12,430)	(10,913)
Changes in the scope of consolidation	(626)	69	239
Exchange differences and other	(151)	(300)	958

Balance at end of year	35,340	31,287	27,908

This amount, after deducting the related allowances, represents the Group’s best estimate of the fair value of the impaired assets.

At December 31, 2012, the Group’s written-off assets totaled EUR 28,745 million (December 31, 2011: EUR 26,763 million).

Following is a detail of the financial assets classified as Loans and receivables and considered to be impaired due to credit risk at December 31, 2012, classified by geographical location of risk and by age of the oldest past-due amount:

	Millions of euros
	With no past-due balances or less than 3 months past due	With balances past due by
		3 to 6 months	6 to 9 months	9 to 12 months	More than 12 months	Total

Spain	3,268	3,364	2,058	1,263	6,372	16,325
European Union (excluding Spain)	233	3,821	1,232	821	3,280	9,387
United States and Puerto Rico	327	216	111	83	484	1,221
Other OECD countries	12	42	40	43	—	137
Latin America	535	3,263	1,641	1,282	1,548	8,269
Rest of the world	—	—	—	—	1	1

	4,375	10,706	5,082	3,492	11,685	35,340

The detail at December 31, 2011 is as follows:

	Millions of euros
	With no past-due balances or less than 3 months past due	With balances past due by
		3 to 6 months	6 to 9 months	9 to 12 months	More than 12 months	Total

Spain	2,962	3,574	1,589	1,956	4,902	14,983
European Union (excluding Spain)	474	3,360	1,018	703	2,752	8,307
United States and Puerto Rico	406	282	137	118	533	1,476
Other OECD countries	9	34	37	43	1	124
Latin America	440	2,438	1,339	1,075	1,103	6,395
Rest of the world	—	2	—	—	—	2

	4,291	9,690	4,120	3,895	9,291	31,287

The detail at December 31, 2010 is as follows:

	Millions of euros
	With no past-due balances or less than 3 months past due	With balances past due by
		3 to 6 months	6 to 9 months	9 to 12 months	More than 12 months	Total

Spain	2,726	1,835	1,511	1,001	5,240	12,313
European Union (excluding Spain)	308	2,782	1,192	759	2,190	7,231
United States and Puerto Rico	898	567	231	139	817	2,652
Other OECD countries	18	35	37	34	—	124
Latin America	768	2,310	894	791	822	5,585
Rest of the world	—	3	—	—	—	3

	4,718	7,532	3,865	2,724	9,069	27,908

e)	Securitization

Loans and advances to customers includes, inter alia, the securitized loans transferred to third parties on which the Group has retained the risks and rewards, albeit partially, and which therefore, in accordance with the applicable accounting standards, cannot be derecognized. The breakdown of the securitized loans, by type of financial instrument, and of the securitized loans derecognized because the stipulated requirements were met (see Note 2.e) is shown below. Note 22 details the liabilities associated with these securitization transactions.

	Millions of euros
	2012	2011	2010

Derecognized	6,251	8,227	9,647
Of which
Securitised mortgage assets	6,249	8,221	9,635
Other securitized assets	2	6	12

Retained on the balance sheet	95,981	137,939	133,046
Of which
Securitised mortgage assets	69,354	103,655	99,842
Of which: UK assets	56,037	81,286	73,865
Other securitized assets	26,627	34,284	33,204

Total	102,232	146,166	142,693

Securitization is used as a tool for the management of regulatory capital and as a means of diversifying the Group’s liquidity sources. In 2012, 2011 and 2010 the Group did not derecognize any of the securitizations performed, and the balance derecognized in those years relates to securitizations performed in prior years.

The loans derecognized include assets of Santander Holdings USA, Inc. amounting to approximately EUR 5,603 million at December 31, 2012 (December 31, 2011: EUR 7,188 million; December 31, 2010: EUR 8,538 million) that were sold, prior to this company’s inclusion in the Group, on the secondary market for multifamily loans, and over which control was transferred and substantially all the associated risks and rewards were not retained. At December 31, 2012, the Group recognized under Other liabilities an obligation amounting to EUR 91 million (December 31, 2011: EUR 105 million; December 31, 2010: EUR 128 million), which represents the fair value of the retained credit risk.

The loans retained on the face of the balance sheet include the loans associated with securitizations in which the Group retains a subordinated debt and/or grants any manner of credit enhancements to the new holders. In 2012, following the Bank of England’s decision to accept, as collateral in its liquidity programmes, not only securitizations but also all mortgage loans with a given credit quality, the Group companies in the UK redeemed GBP 33,800 million in order to manage more efficiently the on-balance-sheet liquidity of Santander UK.

The loans transferred through securitization are mainly mortgage loans, loans to companies and consumer loans.

11.	Hedging derivatives

The detail, by type of risk hedged, of the fair value of the derivatives qualifying for hedge accounting is as follows (see Note 36):

	Millions of euros
	2012		2011		2010
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Fair value hedges	7,467	5,492	9,424	5,501	8,007	5,833
Of which: Portfolio hedges	544	2,621	1,493	2,515	1,540	2,683
Cash flow hedges	344	553	313	773	153	438
Hedges of net investments in foreign operations	125	399	161	170	67	363

	7,936	6,444	9,898	6,444	8,227	6,634

Note 36 contains a description of the Group’s main hedges.

12.	Non-current assets held for sale

The detail of Non-current assets held for sale in the consolidated balance sheets is as follows:

	Millions of euros
	2012	2011	2010

Tangible assets	4,259	5,171	5,972
Of which:
Foreclosed assets and acquired assets	4,196	5,112	5,874
Of which: Property assets in Spain (Note 54)	3,674	4,274	5,196
Other tangible assets held for sale	63	59	98
Other assets	71	167	313

	4,330	5,338	6,285

At December 31, 2012, the allowance that covers the value of the foreclosed assets and acquired assets amounted to EUR 4,416 million (2011: EUR 4,512 million; 2010: EUR 2,500 million), which represents a coverage ratio of 51.28% of the assets’ gross value (2011: 46.88%; 2010: 29.85%). The net charges recorded in those years amounted to EUR 449 million, EUR 2,037 million and EUR 298 million, respectively (see Note 50).

In 2012, the Group sold properties amounting to EUR 2,043 million, with a gross value of EUR 3,249 million, and a provision of EUR 897 million was recognized in this connection. These sales generated losses of EUR 308 million (see Note 50).

13.	Investments

a)	Breakdown

The detail, by company, of Investments (see Note 2.b) is as follows:

	Millions of euros
	2012	2011	2010

Santander Consumer USA Inc.	2,026	2,063	—
Metrovacesa, S.A.	649	772	—
Zurich Santander Insurance América S.L.	1,013	1,017	—
Banco Caixa Geral Totta Angola, S.A.	102	92	95
Other companies	664	211	178

	4,454	4,155	273

b)	Changes

The changes in Investments were as follows:

	Millions of euros
	2012	2011	2010

Balance at beginning of year	4,155	273	164
Acquisitions (disposals) and capital increases (reductions)	34	23	(30)
Changes in the scope of consolidation (Note 3)	394	3,919	101
Of which:
Santander Consumer USA Inc.	—	2,063	—
Zurich Santander Insurance América, S.L.	—	932	—
Metrovacesa, S.A.	—	894	—
Income due to equity accounting	427	57	17
Impairment losses	—	(100)	—
Dividends paid and reimbursements of share premium	(508)	(13)	(16)
Exchange differences and other changes	(48)	(4)	37

Balance at end of year	4,454	4,155	273

c)	Impairment losses

In 2012 and 2010 there was no evidence of material impairment on the Group’s investments in associates. In 2011 an impairment loss of EUR 100 million on the investment in Metrovacesa was recognized under Impairment losses on other assets (net) - Other assets in the consolidated income statement.

d)	Other disclosures

Following is a summary of the financial information on the companies accounted for using the equity method (obtained from the information available at the date on preparation of the financial statements):

	Millions of euros
	2012	2011	2010

Total assets	54,367	32,344	4,630
Total liabilities	(46,933)	(24,519)	(3,828)

Net assets	7,434	7,825	802

Group’s share of net assets	2,769	2,473	202
Goodwill	1,685	1,682	71
Of which:
Santander Consumer USA Inc.	979	999	—
Zurich Santander Insurance América, S.L.	526	526	—

Total Group share	4,454	4,155	273

Total income	10,232	8,428	1,047

Total profit	612	1,212	70

Group’s share of profit	427	57	17

14.	Insurance contracts linked to pensions

The detail of Insurance contracts linked to pensions in the consolidated balance sheets is as follows:

	Millions of euros
	2012	2011	2010

Assets relating to insurance contracts covering post-employment benefit plan obligations:
Banco Santander, S.A.	214	1,926	1,986
Banesto	190	191	202
Other Spanish companies	1	29	30
Assets relating to insurance contracts covering other similar obligations:
Banco Santander, S.A.	—	—	1
Other Spanish companies	—	—	1

	405	2,146	2,220

In 2012 the Group entered into an agreement with Generali España, S.A. to terminate a portion of the insurance contracts linked to pensions which it held with this insurance company (see Note 25.c).

15.	Liabilities under insurance contracts and Reinsurance assets

The detail of Liabilities under insurance contracts and Reinsurance assets in the consolidated balance sheets (see Note 2.j) is as follows:

	Millions of euros
	2012			2011			2010
Technical provisions for:	Direct insurance and reinsurance assumed	Reinsurance ceded	Total (balance payable)	Direct insurance and reinsurance assumed	Reinsurance ceded	Total (balance payable)	Direct insurance and reinsurance assumed	Reinsurance ceded	Total (balance payable)

Unearned premiums and unexpired risks	137	(68)	69	166	(86)	80	371	(170)	201
Life insurance:	479	(229)	250	229	(78)	151	3,061	(51)	3,010
Claims outstanding	391	(61)	330	66	(55)	11	514	(65)	449
Bonuses and rebates	14	—	14	17	—	17	22	—	22
Life insurance policies where the investment risk is borne by the policyholders	—	—	—	—	—	—	5,763	—	5,763
Other technical provisions	404	(66)	338	39	(35)	4	718	(260)	458

	1,425	(424)	1,001	517	(254)	263	10,449	(546)	9,903

The decrease in the above line items in 2011 arose from the sale of the insurance companies in Latin America to Zurich (see Note 3).

In addition, on July 19, 2012, the Group entered into an agreement with Abbey Life Assurance Company Limited (“Abbey Life Assurance”), a subsidiary of Deutsche Bank, whereby Abbey Life Assurance will reinsure the entire individual life risk portfolio of Santander Group insurance companies in Spain and Portugal. Under this agreement, the Group transferred to Abbey Life Insurance, in exchange for an up-front amount, its life insurance policy portfolio at June 30, 2012 and the potential renewals of these policies. Abbey Life Insurance will assume, from the agreement date, all the risks and rewards relating to the term of these policies and their potential renewals (i.e. both the risk of changes in the actual rates of mortality and permanent total disability compared with the estimated rates, and the lapse risk of the portfolio, credit risk on the part of the insureds, etc.). The Group will continue to carry out the administrative management of these policies and will receive in exchange from Abbey Life Insurance a market consideration independent of the up-front amount received.

This transaction gave rise to income of EUR 435 million recognized under Other operating income - Income from insurance and reinsurance contracts issued in the consolidated income statement (EUR 308 million net of tax).

16.	Tangible assets

a)	Changes

The changes in Tangible assets in the consolidated balance sheets were as follows:

	Millions of euros
	For own use	Leased out under an operating lease	Investment property	Total

Cost:
Balances at January 1, 2010	11,239	2,400	1,223	14,862
Additions / Disposals (net) due to change in the scope of consolidation	37	11	—	48
Additions / Disposals (net)	1,545	821	268	2,634
Transfers, exchange differences and other items	568	(6)	70	632

Balances at December 31, 2010	13,389	3,226	1,561	18,176
Additions / Disposals (net) due to change in the scope of consolidation	473	(187)	2,759	3,045
Additions / Disposals (net)	905	(13)	59	951
Transfers, exchange differences and other items	(165)	50	(72)	(187)

Balances at December 31, 2011	14,602	3,076	4,307	21,985
Additions / Disposals (net) due to change in the scope of consolidation	41	(11)	(69)	(39)
Additions / Disposals (net)	795	(105)	105	795
Transfers, exchange differences and other items	342	157	(78)	421

Balances at December 31, 2012	15,780	3,117	4,265	23,162

Accumulated depreciation:
Balances at January 1, 2010	(5,009)	(687)	(36)	(5,732)
Disposals	330	169	3	502
Charge for the year	(846)	—	(10)	(856)
Transfers, exchange differences and other items	(322)	(368)	(11)	(701)

Balances at December 31, 2010	(5,847)	(886)	(54)	(6,787)
Disposals due to change in the scope of consolidation	22	43	—	65
Disposals	158	274	6	438
Charge for the year	(904)	(2)	(15)	(921)
Transfers, exchange differences and other items	(211)	(261)	(66)	(538)

Balances at December 31, 2011	(6,782)	(832)	(129)	(7,743)
Disposals due to change in the scope of consolidation	44	—	7	51
Disposals	423	229	8	660
Charge for the year	(1,060)	(1)	(13)	(1,074)
Transfers, exchange differences and other items	(251)	(265)	(37)	(553)

Balances at December 31, 2012	(7,626)	(869)	(164)	(8,659)

	Millions of euros
	For own use	Leased out under an operating lease	Investment property	Total

Impairment losses:
Balances at January 1, 2010	(28)	(10)	(96)	(134)
Impairment charge for the year	(22)	(3)	(82)	(107)
Exchange differences and other items	16	(3)	(19)	(6)

Balances at December 31, 2010	(34)	(16)	(197)	(247)
Impairment charge for the year	2	(22)	(131)	(151)
Exchange differences	9	(8)	1	2

Balances at December 31, 2011	(23)	(46)	(327)	(396)
Impairment charge for the year	(10)	(23)	(185)	(218)
Disposals due to change in the scope of consolidation	—	—	(50)	(50)
Exchange differences	15	1	6	22

Balances at December 31, 2012	(18)	(68)	(556)	(642)

Tangible assets, net:
Balances at December 31, 2010	7,508	2,324	1,310	11,142
Balances at December 31, 2011	7,797	2,198	3,851	13,846
Balances at December 31, 2012	8,136	2,179	3,545	13,860

b)	Property, plant and equipment for own use

The detail, by class of asset, of Property, plant and equipment - For own use in the consolidated balance sheets is as follows:

	Millions of euros
	Cost	Accumulated depreciation	Impairment losses	Carrying amount

Land and buildings	5,393	(1,354)	(34)	4,005
IT equipment and fixtures	2,904	(2,076)	—	828
Furniture and vehicles	4,833	(2,346)	—	2,487
Construction in progress and other items	259	(71)	—	188

Balances at December 31, 2010	13,389	(5,847)	(34)	7,508

Land and buildings	5,654	(1,565)	(23)	4,066
IT equipment and fixtures	3,304	(2,419)	—	885
Furniture and vehicles	5,239	(2,719)	—	2,520
Construction in progress and other items	405	(79)	—	326

Balances at December 31, 2011	14,602	(6,782)	(23)	7,797

Land and buildings	5,735	(1,583)	(18)	4,134
IT equipment and fixtures	4,174	(3,087)	—	1,087
Furniture and vehicles	5,403	(2,873)	—	2,530
Construction in progress and other items	468	(83)	—	385

Balances at December 31, 2012	15,780	(7,626)	(18)	8,136

The carrying amount at December 31, 2012 in the foregoing table includes the following approximate amounts:

•	EUR 5,615 million (December 31, 2011: EUR 5,254 million; December 31, 2010: EUR 5,104 million) relating to property, plant and equipment owned by Group entities and branch offices located abroad.

•	EUR 208 million (December 31, 2011: EUR 793 million; December 31, 2010: EUR 660 million) relating to property, plant and equipment being acquired under finance leases by the consolidated entities (Note 2.k discloses additional information on these items).

c)	Investment property

The fair value of investment property at December 31, 2012 amounted to EUR 3,548 million (2011: EUR 3,860 million; 2010: EUR 1,319 million). A comparison of the fair value of investment property at December 31, 2012, 2011 and 2010 with the carrying amount gives rise to gross unrealized gains of EUR 3 million for 2012, EUR 9 million for 2011 and EUR 9 million for 2010, of which EUR 2 million, EUR 5 million and EUR 1 million, respectively, are attributable to the Group.

The rental income earned from investment property and the direct costs related both to investment properties that generated rental income in 2012, 2011 and 2010 and to investment properties that did not generate rental income in those years are not material in the context of the consolidated financial statements.

d)	Sale of properties

In 2007 the Group sold ten hallmark properties and 1,152 Group branch offices to various buyers. Simultaneously, the Group entered into operating leases (with maintenance, insurance and taxes payable by the Group) on those properties with the buyers for various compulsory terms (12 to 15 years for the hallmark properties and 24 to 26 years for the branch offices), with various rent review agreements applicable during those periods. The agreements are renewable for 5- or 7-year periods up to a total of 40 years, for the hallmark properties, and 45 years for the branch offices, and in general they provide for rents to be adjusted to market value in each renewal period. The agreements also include a purchase option that in general may be exercised by the Group on final expiry of the leases at the market value of the properties on the related dates, which will be determined, if appropriate, by independent experts.

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

The rental expense recognized by the Group in 2012 in connection with these operating lease agreements amounted to EUR 269 million (2011: EUR 257 million; 2010: EUR 214 million). At December 31, 2012, the present value of the minimum future payments that the Group will incur during the compulsory term (since it is considered that the agreements will not be renewed and the existing purchase options will not be exercised) amounted to EUR 224 million payable within one year (December 31, 2011: EUR 218 million; December 31, 2010: EUR 212 million), EUR 827 million payable at between one and five years (December 31, 2011: EUR 805 million; December 31, 2010: EUR 784 million) –EUR 217 million in the second year (December 31, 2011: EUR 211 million; December 31, 2010: EUR 205 million), EUR 210 million in the third year (December 31, 2011: EUR 204 million; December 31, 2010: EUR 199 million), EUR 203 million in the fourth year (December 31, 2011: EUR 198 million; December 31, 2010: EUR 193 million) and EUR 197 million in the fifth year (December 31, 2011: EUR 192 million; December 31, 2010: EUR 187 million)–, and EUR 1,861 million payable at more than five years (December 31, 2011: EUR 1,940 million; December 31, 2010: EUR 2,010 million).

17.	Intangible assets - Goodwill

The detail cash generating units, to which significant goodwill has been allocates, and the amounts thereto, are as follows:

	Millions of euros
	2012	2011	2010

Santander UK	9,105	8,896	8,633
Banco Santander (Brasil)	7,035	7,878	8,755
Bank Zachodni WBK	2,210	2,019	—
Santander Holdings USA	1,556	1,587	1,537
Santander Consumer Holding (Germany)	1,315	1,315	1,169
Banco Santander Totta	1,040	1,040	1,641
Banco Santander- Chile	788	742	798
Grupo Financiero Santander (Mexico)	558	531	484
Other companies	1,019	1,081	1,546

Total goodwill	24,626	25,089	24,622

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

The amount to be recovered of each cash-generating unit is determined taking into consideration the carrying amount (including any fair value adjustments arising on the business combination) of all the assets and liabilities of all the independent legal entities comprising the cash-generating unit, together with the related goodwill.

The amount to be recovered of the cash-generating unit is compared with its recoverable amount in order to determine whether there is any impairment.

The Group’s directors assess the existence of any indication that might be considered to be evidence of impairment of the cash-generating unit by reviewing information including the following: (i) certain macroeconomic variables that might affect its investments (population data, political situation, economic situation -including bankarization-, among others) and (ii) various microeconomic variables comparing the investments of the Group with the financial services industry of the country in which the Group carries on most of its business activities (balance sheet composition, total funds under management, results, efficiency ratio, capital adequacy ratio, return on equity, among others).

Regardless of whether there is any indication of impairment, every year the Group calculates the recoverable amount of each cash-generating unit to which goodwill has been allocated and, to this end, it uses price quotations, if available, market references (multiples), internal estimates and appraisals performed by independent experts.

Firstly, the Group determines the recoverable amount by calculating the fair value of each cash-generating unit on the basis of the quoted price of the cash-generating units, if available, and of the price earnings ratios of comparable local entities.

In addition, the Group performs estimates of the recoverable amounts of certain cash-generating units by calculating their value in use using discounted cash flow projections. The main assumptions used in this calculation are: (i) earnings projections based on the financial budgets approved by the directors which normally cover a five-year period (unless a longer time horizon can be justified), (ii) discount rates determined as the cost of capital taking into account the risk-free rate of return plus a risk premium in line with the market and the business in which the units operate and (iii) constant growth rates used in order to extrapolate earnings to perpetuity which do not exceed the long-term average growth rate for the market in which the cash-generating unit in question operates.

Following is a detail of the main assumptions used in determining the recoverable amount, at 2012 year-end, of the most significant cash-generating units which were valued using the discounted cash flow method:

	Projected period		Discount rate (*)	Nominal perpetual growth rate
Santander UK	5 years		10%	2.5%
Banco Santander (Brasil)	10 years	(**)	15%	6.0%
Santander Holdings USA	5 years		10%	2.5%
Banco Santander Totta	5 years		12%	3.0%

(*)	Post-tax discount rate for the purpose of consistency with the earnings projections used.
(**)	A ten-year period was used for Brazil in order to provide normalized earnings projections which reflect all the synergies achieved from the merger of Banco Santander Brasil with Banco Real.

Given the degree of uncertainty of these assumptions, the Group performs a sensitivity analysis thereof using reasonable changes in the key assumptions on which the recoverable amount of the cash-generating units is based in order to confirm whether their recoverable amount still exceeds their carrying amount. The sensitivity analysis involved adjusting the discount rate by +/- 50 b.p. (+/-75 b.p. in the case of Brazil) and the perpetuity growth rate by +/-50 b.p. (+/- 100 b.p. in the case of Brazil). Following the sensitivity analysis performed, the value in use of all the cash-generating units still exceeds their recoverable amount, except for the unit disclosed in the following paragraph.

Based on the foregoing, and in accordance with the estimates, projections and sensitivity analyses available to the Bank’s directors, in 2012 the Group recognized impairment losses on goodwill totaling EUR 156 million (2011: EUR 660 million; 2010: EUR 63 million) under Impairment losses on other assets (net) - Goodwill and other intangible assets which related to Group subsidiaries in Italy. These losses were due mainly to the deterioration of business expectations (earnings projections).

In 2011 all the impairment losses recognized related to Group subsidiaries in Portugal. These losses were attributed to the macroeconomic deterioration in Portugal.

At December 31, 2012, none of the cash-generating units with significant goodwill, other than the Italian subsidiary, had a recoverable amount approximating their carrying amount. The recoverable amount is considered to be close to the carrying amount when reasonable changes in the main assumptions used in the valuation cause the recoverable amount to be below the recoverable amount.

The changes in Goodwill were as follows:

	Millions of euros
	2012	2011	2010

Balance at beginning of year	25,089	24,622	22,865
Additions (Note 3)	87	2,557	16
Of which:
Bank Zachodni WBK	—	2,261	—
Skandinaviska Enskild Banken	—	145	—
Adjustments to initial acquisition price allocation	—	—	167
Impairment losses	(156)	(660)	(63)
Of which:
Santander Consumer Bank (Italy)	(156)	—	—
Banco Santander Totta		(601)	—
Disposals or changes in scope of consolidation (Note 3)	—	(716)	—
Of which:
Santander Consumer USA	—	(541)	—
Santander Seguros S.A. (Brasil)	—	(173)	—
Exchange differences and other items	(394)	(714)	1,637

Balance at end of year	24,626	25,089	24,622

The Group has goodwill generated by cash-generating units located in non-euro currency countries (mainly the UK, Brazil, the United States, Poland, Mexico and Chile) and, therefore, this gives rise to exchange differences on the translation to euros, at closing rates, of the amounts of goodwill denominated in foreign currencies. In accordance with current regulations, these exchange differences were recognized with a charge to the heading Valuation adjustments - Exchange differences in equity and a credit to Goodwill in assets. The change in the balance of this heading is disclosed in the consolidated statement of recognized income and expense.

18.	Intangible assets - Other intangible assets

The detail of Intangible assets - Other intangible assets in the consolidated balance sheets and of the changes therein in 2012, 2011 and 2010 is as follows:

		Millions of euros
	Estimated useful life	December 31, 2011	Net additions and disposals	Change in scope of consolidation	Amortization and impairment	Application of amortization and impairment	Exchange differences and other	December 31, 2012

With indefinite useful life:
Brand names		14	—	—	—	—	—	14

With finite useful life:
IT developments	3 to 7 years	5,127	1,098	45	—	(911)	(74)	5,285
Other		1,494	545	11	—	(557)	(120)	1,373
Accumulated amortization		(3,150)	—	(28)	(1,115)	1,144	43	(3,106)
Impairment losses		(491)	—	—	5	324	32	(130)

		2,994	1,643	28	(1,110)	—	(119)	3,436

		Millions of euros
	Estimated useful life	December 31, 2010	Net additions and disposals	Change in scope of consolidation	Amortization and impairment	Application of amortization and impairment	Exchange differences and other	December 31, 2011

With indefinite useful life:
Brand names		44	—	(30)	—	—	—	14

With finite useful life:
IT developments	3 to 7 years	4,237	1,420	145	—	(570)	(105)	5,127
Other		1,899	62	(104)	—	(254)	(109)	1,494
Accumulated amortization		(2,732)	—	(112)	(1,188)	799	83	(3,150)
Impairment losses		(6)	—	—	(501)	25	(9)	(491)

		3,442	1,482	(101)	(1,689)	—	(140)	2,994

		Millions of euros
	Estimated useful life	December 31, 2009	Net additions and disposals	Change in scope of consolidation	Amortization and impairment	Application of amortization and impairment	Exchange differences and other	December 31, 2010

With indefinite useful life:
Brand names		41	—	—	—	—	3	44

With finite useful life:
Credit cards (Abbey)	5 years	27	—	—	—	(27)	—	—
IT developments	3 to 7 years	2,942	1,338	—	—	(357)	314	4,237
Other		1,697	133	2	—	(62)	129	1,899
Accumulated amortization		(1,921)	—	—	(1,085)	437	(163)	(2,732)
Impairment losses		(8)	—	—	(6)	9	(1)	(6)

		2,778	1,471	2	(1,091)	—	282	3,442

At December 31, 2012, 2011 and 2010, the Group reviewed the useful lives of its intangible assets and adjusted the carrying amounts of these assets on the basis of the estimated economic benefits currently expected to be obtained therefrom. As a result of this review, in 2012 the Group recognized reversals of impairment losses amounting to EUR 5 million under Impairment losses on other assets (net) - Goodwill and other intangible assets (2011 and 2010: impairment losses of EUR 501 million and EUR 6 million, respectively).

19.	Other assets

The detail of Other assets is as follows:

	Millions of euros
	2012	2011	2010

Transactions in transit	224	616	304
Net pension plan assets (Note 25)	1,563	1,510	984
Prepayments and accrued income	1,756	2,032	2,559
Other	3,044	3,541	3,285
Inventories	173	319	455

	6,760	8,018	7,587

20.	Deposits from central banks and Deposits from credit institutions

The detail, by classification, counterparty, type and currency, of Deposits from central banks and Deposits from credit institutions in the consolidated balance sheets is as follows:

	Millions of euros
	2012	2011	2010

Classification:
Financial liabilities held for trading	9,420	17,027	40,976
Of which:
Deposits from central banks	1,128	7,740	12,605
Deposits from credit institutions	8,292	9,287	28,371
Other financial liabilities at fair value through profit or loss	11,876	9,742	19,600
Of which:
Deposits from central banks	1,014	1,510	337
Deposits from credit institutions	10,862	8,232	19,263
Financial liabilities at amortized cost	131,670	116,369	79,536
Of which:
Deposits from central banks	50,938	34,996	8,644
Deposits from credit institutions	80,732	81,373	70,892

	152,966	143,138	140,112

Type:
Reciprocal accounts	508	604	423
Time deposits	92,491	82,817	57,233
Other demand accounts	3,225	3,396	2,678
Repurchase agreements	50,742	51,316	78,197
Central bank credit account drawdowns	6,000	5,005	1,580
Hybrid financial liabilities	—	—	1

	152,966	143,138	140,112

Currency:
Euro	98,808	81,044	52,872
Pound sterling	8,566	9,787	25,309
US dollar	34,904	31,175	43,996
Other currencies	10,688	21,132	17,935

	152,966	143,138	140,112

Both asset and liability balances with central banks increased in 2011 and 2012 following the liquidity injections by the central banks in countries where the Group operates, particularly in the euro zone. The European Central Bank (ECB) implemented extraordinary monetary policy measures, including a wider range of collateral and three-year liquidity auctions.

The Group continued to go to these auctions and deposit in the ECB most of the funds captured, significantly increasing the liquidity buffer and improving its structure by replacing short-term maturities by longer term funding. The Group’s net borrowing position from the ECB was EUR 2 thousand billion at December 31, 2012, due mainly to Banco Santander Totta, S.A.

Note 51 contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates.

21.	Customer deposits

The detail, by classification, geographical area and type, of Customer deposits is as follows:

	Millions of euros
	2012	2011	2010

Classification:
Financial liabilities held for trading	8,897	16,574	7,849
Other financial liabilities at fair value through profit or loss	28,638	26,982	27,142
Financial liabilities at amortized cost	589,104	588,977	581,385

	626,639	632,533	616,376

Geographical area:
Spain	192,588	202,022	218,788
European Union (excluding Spain)	261,135	260,529	230,929
United States and Puerto Rico	45,129	43,437	40,855
Other OECD countries	788	939	998
Latin America	126,842	125,343	124,334
Rest of the world	157	263	472

	626,639	632,533	616,376

Type:
Demand deposits-
Current accounts	144,305	155,455	148,066
Savings accounts	167,389	140,583	136,694
Other demand deposits	3,443	3,179	3,431
Time deposits-
Fixed-term deposits	257,583	257,498	275,629
Home-purchase savings accounts	132	174	231
Discount deposits	1,345	732	448
Hybrid financial liabilities	3,128	4,594	4,754
Other term deposits	590	139	154
Notice deposits	969	1,338	1,316
Repurchase agreements	47,755	68,841	45,653

	626,639	632,533	616,376

Note 51 contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates.

22.	Marketable debt securities

a)	Breakdown

The detail, by classification and type, of Marketable debt securities is as follows:

	Millions of euros
	2012	2011	2010

Classification:
Financial liabilities held for trading	1	77	366
Other financial liabilities at fair value through profit or loss	4,904	8,185	4,278
Financial liabilities at amortized cost	201,064	189,110	188,229

	205,969	197,372	192,873

Type:
Bonds and debentures outstanding	183,686	185,530	185,869
Notes and other securities	22,283	11,842	7,004

	205,969	197,372	192,873

At December 31, 2011 and 2010, none of these issues was convertible into Bank shares or granted privileges or rights which, in certain circumstances, make them convertible into shares, except for the “Valores Santander” issue (described in Note 34.a), which was converted into shares in 2012 and, accordingly, there were no issues of this type at December 31, 2012.

Note 51 contains a detail of the residual maturity periods of financial liabilities at amortized cost at 2012, 2011 and 2010 year-end and of the related average interest rates in those years.

b)	Bonds and debentures outstanding

The detail, by currency of issue, of Bonds and debentures outstanding is as follows:

				December 31, 2012
				Outstanding issue amount in foreign	Annual interest rate (%)
	Millions of euros			currency
Currency of issue	2012	2011	2010	(millions)

Euro	111,173	116,590	120,705	111,173	3.11%
US dollar	26,186	28,995	33,680	34,550	4.15%
Pound sterling	24,707	20,483	17,735	20,163	2.57%
Brazilian real	14,581	12,790	7,391	39,420	6.10%
Chilean peso	3,906	3,714	3,777	2,467,582	4.30%
Other currencies	3,133	2,958	2,581

Balance at end of year	183,686	185,530	185,869

The changes in Bonds and debentures outstanding were as follows:

	Millions of euros
	2012	2011	2010

Balance at beginning of year	185,530	185,869	183,250
Net inclusion of entities in the Group	(1,649)	(6,064)	831
Of which:
Santander Consumer USA Inc.	—	(6,025)	831
Issues	80,817	91,215	116,239
Of which:
Santander UK Group
Bonds in other currencies	32,162	49,497	24,221
Bond in pounds sterling	13,281	8,301	51,052
Banco Santander (Brasil) S.A.
Bonds	6,461	6,783	3,984
Real estate letters of credit	5,359	3,927	3,218
Agricultural letters of credit	1,612	1,274	410
Santander International Debt, S.A. Sole-Shareholder Company - Bonds	9,727	8,635	10,012
Banco Santander, S.A.
Mortgage-backed bonds - fixed rate	4,089	—	2,027
Bonds	—	3,978	2,110
Banesto
Mortgage-backed bonds - fixed rate	955	600	565
Bonds	949	1,452	5,979
Banco Santander - Chile – Bonds	1,436	874	2,135
Santander Consumer Finance, S.A. - Bonds	1,012	481	150
Motor 2012 PLC - Asset-backed securities	895	—	—
Santander Consumer Bank A.S. - Bonds	816	4	164
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander - Bonds	780	—	10
Santander Holdings USA, Inc. - Bonds	453	384	—
Svensk Autofinans 1 Limited - Asset-backed securities	407	—	—
SCF Rahoituspalvelut Limited - Asset-backed securities	237	—	—
Santander Consumer Bank Spólka Akcyjna - Bonds	112	213	166
Banco Santander Totta, S.A.
Mortgage debentures	—	875	950
Bonds	—	359	342
Santander Consumer Bank, S.p.A. - Bonds - floating rate	—	650	—
SC Private Cars 2010- 1 Limited - Asset-backed securities	—	591	—
Motor 2011 PLC - Asset-backed securities	—	320	—
Bilkreditt 1Limited - Asset-backed securities	—	288	—
Brazil Foreign Diversified Payment Rights Finance Company Asset-backed securities	—	193	185
Santander Consumer USA Inc - Asset-backed securities	—	—	4,642
Santander US Debt, S.A. Sole-Shareholder Company - Debentures - floating rate	—	—	3,068
Totta (Ireland), PLC- Bonds- floating rate	—	—	112
Redemptions	(78,706)	(81,395)	(112,730)
Of which:
Santander UK Group	(41,862)	(51,707)	(70,071)
Banco Santander (Brasil) S.A.	(9,346)	(6,102)	(3,116)
Banco Santander, S.A.	(6,542)	(2,968)	(1,965)
Banesto	(6,401)	(7,748)	(7,134)
Santander International Debt, S.A. Sole-Shareholder Company	(8,479)	(7,795)	(11,576)
Santander Holdings USA, Inc.	(1,236)	—	(9,652)
Santander US Debt, S.A. Sole-Shareholder Company	(1,146)	(1,118)	(1,562)
Banco Santander- Chile	(1,112)	(520)	(228)
Banco Santander Totta, S.A.	(1,014)	(2,477)	(1,383)
Santander Consumer Bank AG	(863)	(317)	—
Santander Consumer Finance, S.A.	(481)	(150)	—
Santander Consumer Bank Spólka Akcyjna	(68)	(167)	—
Totta (Ireland), PLC	—	(112)	(3,380)
Hipottota No. 6 Ltd.	—	—	(1,818)
Santander Consumer USA Inc.	—	—	(519)
Santander Consumer Bank S.p.A.	—	—	(26)
Exchange differences	(636)	(11)	2,098
Other changes	(1,670)	(4,084)	(3,819)

Balance at end of year	183,686	185,530	185,869

c)	Notes and other securities

These notes were issued basically by Banco Santander, S.A., Santander Consumer Finance, S.A., Santander Commercial Paper, S.A. (Sole-Shareholder Company), Abbey National North America LLC, Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander, Banesto and Fondo de Titulización de Activos Santander 2.

d)	Guarantees

At December 31, 2012, liabilities secured by financial assets amounted to EUR 103,067 million, the detail being as follows:

	Millions of euros
	2012	2011	2010

Asset-backed securities	35,853	37,466	39,279
Of which, mortgage-backed securities	29,938	31,719	28,059
Other mortgage securities	67,214	76,243	65,187
Of which: mortgage-backed bonds	38,500	42,717	41,960

	103,067	113,709	104,466

The mortgage-backed securities and other mortgage securities are secured by mortgage loans with average maturities of more than ten years. The main terms and conditions of these loans are listed below:

1.	Transactions securing mortgage-backed securities:

•	First mortgage for acquisition and/or refurbishment of principal or second residence, which at the date of securitization must not have any amounts more than 30 days past due. For these purposes, financing granted to property developers is excluded.

•	Appraisal conducted by specialist valuer.

•	The amount of the loan does not exceed 80% of the lower of the appraised value and the purchase price, unless additional guarantees are provided (borrower’s payment capacity, other collateral, guarantors of solvency or mortgage credit insurance), in which case this limit may be extended up to a maximum of 120%.

•	Each of the mortgaged properties must have at least one liability insurance policy in force. The capital insured must not be lower than either the appraised value (excluding the land) or the amount of the loan.

2.	With respect to issues of mortgage-backed bonds (cédulas hipotecarias), in order to calculate the amount of the qualifying assets, the following transactions are excluded from the total base of the unsecuritized mortgage portfolio:

•	Transactions classified as non-performing, at pre-action stage and at procedural stage.

•	Transactions without appraisal by a specialist valuer.

•	Transactions exceeding 80% of the appraised value in residential financing and 60% in the case of other assets.

•	Second mortgages or mortgages with insufficient collateral.

•	Transactions without insurance or with insufficient insurance.

The other securitizations, including asset-backed securities and notes issued by special-purpose vehicles (SPVs), are secured by:

•	Mortgage loans to individuals to finance the acquisition and refurbishment of homes with an average maturity of more than ten years.

•	Personal consumer finance loans with no specific guarantee and unsecured loans with an average maturity of five years.

•	Loans to SMEs (non-financial small and medium-sized enterprises) secured by State guarantees, and loans to companies (micro companies, SMEs, companies and large companies) secured by property mortgages, the borrower’s personal guarantee, guarantees and other collateral other than property mortgages, with an average maturity of seven years.

•	Mortgage and non-mortgage loans to finance municipalities, autonomous communities and subsidiaries with an average maturity of more than ten years.

•	Asset-backed securities issued by various European special-purpose vehicles backed by German and Italian loans for the purchase of vehicles and Italian personal loans, with an average maturity of eight years.

•	Commercial credit of Banco Santander, S.A. (ordinary invoice discounting, occasional discounting and advances to customers on legitimate receivables) with an average maturity of 45 days.

The fair value of the guarantees received by the Group (financial and non-financial assets) which the Group is authorized to sell or pledge even if the owner of the guarantee has not defaulted is scantly material taking into account the Group’s financial statements as a whole.

e)	Spanish mortgage-market issues

The members of the boards of directors of the Group entities hereby state that the Group entities have specific policies and procedures in place to cover all activities relating to the mortgage-market issues launched by the Group, which guarantee strict compliance with the mortgage market regulations applicable to these activities as provided for in Royal Decree 716/2009, of April 24, implementing certain provisions of Mortgage Market Law 2/1981, of March 25, and, by application thereof, in Bank of Spain Circulars 7/2010 and 5/2011, and other financial and mortgage system regulations. Also, financial management defines the Group entities’ funding strategy.

The risk policies applicable to mortgage market transactions envisage maximum loan-to-value (LTV) ratios, and specific policies are also in place adapted to each mortgage product, which occasionally require the application of stricter limits.

The Bank’s general policies in this respect require the repayment capacity of each potential customer (the effort ratio in loan approval) to be analyzed using specific indicators that must be met. This analysis must determine whether each customer’s income is sufficient to meet the repayments of the loan requested. In addition, the analysis of each customer must include a conclusion on the stability over time of the customer’s income considered with respect to the life of the loan. The aforementioned indicator used to measure the repayment capacity (effort ratio) of each potential customer takes into account mainly the relationship between the potential debt and the income generated, considering on the one hand the monthly repayments of the loan requested and other transactions and, on the other, the monthly salary income and duly supported income.

The Group entities have specialized document comparison procedures and tools for verifying customer information and solvency (see Note 54).

The Group entities’ procedures envisage that each mortgage originated in the mortgage market must be individually valued by an appraisal company not related to the Group.

Mortgage Market Law 41/2007, Article 5, establishes that any appraisal company approved by the Bank of Spain may issue valid appraisal reports. However, as permitted by this same article, the Group entities perform a series of checks and select, from among these companies, a small group with which they enter into cooperation agreements with special conditions and automated control mechanisms. The Group’s internal regulations specify, in detail, each of the internally approved companies, as well as the approval requirements and procedures and the controls established to uphold them. In this connection, the regulations establish the functions of an appraisal company committee on which the various areas of the Group related to these companies are represented. The aim of the committee is to regulate and adapt the internal regulations and the activities of the appraisal companies to the current market and business situation.

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

The information as of December 31, 2012 required by Bank of Spain Circulars 7/2010 and 5/2011, by application of Royal Decree 716/2009, of April 24, is as follows:

Millions of euros

Face value of the outstanding mortgage loans and credits that support the issuance of mortgage-backed and mortgage bonds pursuant to Royal Decree 716/2009 (excluding securitized bonds)	87,595
Of which:
Loans eligible to cover issues of mortgage-backed securities	60,937
Transfers of assets retained on balance sheet: mortgage-backed certificates and other securitized mortgage assets	11,474

Mortgage-backed bonds (cédulas hipotecarias)

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

The outstanding mortgage-backed bonds issued by the Group totaled EUR 38,500 million at December 31, 2012 (all of which were denominated in euros), of which EUR 24,611 million were issued by Banco Santander, S.A., EUR 12,732 million were issued by Banco Español de Crédito, S.A. and EUR 1,157 million were issued by Santander Consumer Finance, S.A. The issues outstanding at December 31, 2012 and 2011 are detailed in the separate financial statements of each of these companies.

Mortgage bond issuers have an early redemption option solely for the purpose of complying with the limits on the volume of outstanding mortgage-backed bonds stipulated by mortgage market regulations.

None of the mortgage-backed bonds issued by the Group entities had replacement assets assigned to them.

23.	Subordinated liabilities

a)	Breakdown

The detail, by currency of issue, of Subordinated liabilities in the consolidated balance sheets is as follows:

	Millions of euros			December 31, 2012
				Outstanding issue amount in foreign currency (millions)	Annual interest rate (%)
Currency of issue	2012	2011	2010

Euro	5,214	6,848	13,701	5,214	3.69%
US dollar	3,932	5,637	6,259	5,188	7.24%
Pound sterling	3,292	4,568	4,876	2,686	9.42%
Brazilian real	4,409	4,515	4,372	11,919	8.64%
Other currencies	1,391	1,424	1,267

Balance at end of year	18,238	22,992	30,475

Of which, preference shares	421	449	435

Note 51 contains a detail of the residual maturity periods of subordinated liabilities at each year-end and of the related average interest rates in each year.

b)	Changes

The changes in Subordinated liabilities in the last three years were as follows:

	Millions of euros
	2012	2011		2010

Balance at beginning of year	22,992	30,475		36,805
Net inclusion of entities in the Group (Note 3)	(1)	99		—
Bank Zachodni WBK S.A.	—	99		—
Issues	2	171		287
Of which:
Banco Santander- Chile	—	169		206
Banco Santander, S.A.	—	—		73
Redemptions and repurchases	(4,080)	(8,616)		(7,728)
Of which:
Santander Issuances, S.A., Sole-Shareholder Company	(1,253)	(3,190)		(1,852)
Santander UK plc	(1,166)	(847)		(1,453)
Banesto	(608)	(506)		(17)
Santander Holdings USA, Inc.	(264)	(517)		(148)
Abbey National Capital Trust I	(203)	—		—
Banco Santander – Chile	(168)	(8)		(30)
Santander Perpetual, S.A., Sole-Shareholder Company	(155)	(35)		(848)
Santander Finance Preferred, S.A., Sole-Shareholder Company	(99)	—		—
Banco Santander, S.A.	(66)	(294)		(126)
Santander Finance Capital, S.A., Sole-Shareholder Company	—	(1,943	)(*)	(1,000)
Santander Central Hispano Issuances Limited	—	(1,195)		(1,484)
Banco Santander (Brasil) S.A.	—	—		(347)
Banco Santander Totta, S.A.	—	—		(254)
Exchange differences	(190)	230		1,161
Other changes	(485)	633		(50)

Balance at end of year	18,238	22,992		30,475

(*)	On December 30, 2011, 341,802,171 new shares were issued (3.837% of the share capital) as part of the repurchase offer made to the holders of Series X preference shares issued by Santander Finance Capital, S.A., Sole-Shareholder Company (see Note 31).

c)	Other disclosures

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

At December 31, 2012, none of these issues was convertible into Bank shares or granted privileges or rights which, in certain circumstances, make them convertible into shares.

At December 31, 2012, Santander UK plc had a GBP 200 million subordinated issue which is convertible, at Santander UK plc’s option, into preference shares of Santander UK plc, at a price of GBP 1 per share. Also, in 2010 the Group launched an issue of bonds mandatorily exchangeable for shares of Banco Santander (Brasil), S.A. (see Note 34).

The interest accrued on subordinated liabilities amounted to EUR 1,650 million in 2012 (2011: EUR 1,940 million; 2010: EUR 2,230 million) (see Note 39).

24.	Other financial liabilities

The detail of Other financial liabilities in the consolidated balance sheets is as follows:

	Millions of euros
	2012	2011	2010

Trade payables	1,255	1,249	2,080
Clearing houses	573	1,330	1,485
Tax collection accounts:
Tax payables	2,021	1,949	2,106
Factoring accounts payable	201	390	416
Unsettled financial transactions	5,080	3,656	3,183
Other financial liabilities	10,115	9,647	10,074

	19,245	18,221	19,344

Note 51 contains a detail of the residual maturity periods of other financial liabilities at each year-end.

25.	Provisions

a)	Breakdown

The detail of Provisions in the consolidated balance sheets is as follows:

	Millions of euros
	2012	2011	2010

Provision for pensions and similar obligations	7,077	9,045	9,519
Provisions for taxes and other legal contingencies	3,100	3,663	3,670
Provisions for contingent liabilities and commitments (Note 2):	617	659	1,030
Of which: due to country risk	3	11	19
Other provisions	2,078	2,205	1,441

Provisions	12,872	15,572	15,660

b)	Changes

The changes in Provisions in the last three years were as follows:

	Millions of euros
	2012				2011				2010
	Pensions	Contingent liabilities and commitments	Other provisions	Total	Pensions	Contingent liabilities and commitments	Other provisions	Total	Pensions	Contingent liabilities and commitments	Other provisions	Total

Balances at beginning of year	9,045	659	5,868	15,572	9,519	1,030	5,111	15,660	10,629	642	6,262	17,533
Net inclusion of entities in the Group	(60)	(1)	(16)	(77)	71	4	(71)	4	—	4	8	12
Additions charged to income:
Interest expense and similar charges (Note 39)	398	—	—	398	357	—	—	357	481	—	—	481
Personnel expenses (Note 47)	145	—	—	145	138	—	—	138	146	—	—	146
Period provisions	(47)	68	1,601	1,622	198	(153)	2,556	2,601	188	69	876	1,133
Other additions arising from insurance contracts linked to pensions	(161)	—	—	(161)	7	—	—	7	(29)	—	—	(29)
Payments to pensioners and pre-retirees with a charge to internal provisions	(980)	—	—	(980)	(1,051)	—	—	(1,051)	(1,258)	—	—	(1,258)
Benefits paid due to settlements	(1,006)	—	—	(1,006)	—	—	—	—	—	—	—	—
Insurance premiums paid	54	—	—	54	(2)	—	—	(2)	(3)	—	—	(3)
Payments to external funds	(268)	—	—	(268)	(614)	—	—	(614)	(1,205)	—	—	(1,205)
Amount used	—	—	(2,161)	(2,161)	—	—	(1,473)	(1,473)	—	—	(3,364)	(3,364)
Transfers, exchange differences and other changes	(43)	(109)	(114)	(266)	422	(222)	(255)	(55)	570	315	1,329	2,214

Balances at end of year	7,077	617	5,178	12,872	9,045	659	5,868	15,572	9,519	1,030	5,111	15,660

c)	Provision for pensions and similar obligations

The detail of Provisions for pensions and similar obligations is as follows:

	Millions of euros
	2012	2011	2010

Provisions for post-employment plans - Spanish entities	3,719	5,215	5,247
Of which: defined benefit	3,710	5,211	5,244
Provisions for other similar obligations - Spanish entities	2,404	2,781	3,273
Of which: pre-retirements	2,389	2,769	3,262
Provisions for post-employment plans - Santander UK plc	38	36	28
Provisions for post-employment plans and other similar obligations
- Other foreign subsidiaries	916	1,013	971
Of which: defined benefit	911	1,006	966

Provisions for pensions and similar obligations	7,077	9,045	9,519

i.	Spanish entities - Post-employment plans and other similar obligations

In 2012, the Bank and Banesto reached an agreement with the employees’ representatives to alter the form of the defined-benefit obligations arising from the collective agreement into defined-contribution plans. In addition, the senior executives’ contracts with defined-benefit pension obligations were amended to alter such obligations into a defined-contribution employee welfare system.

The amount of the obligations accrued with respect to all the current employees, both those subject to the collective agreement and executives, whose defined-benefit obligations were converted into defined-contribution plans, totaled EUR 1,573 million. The obligations thus altered were externalized through the execution of various insurance contracts with Spanish insurance companies. The effect of the settlement of such defined-benefit obligations is shown in the tables below.

At December 31, 2012, 2011 and 2010, the Spanish entities had post-employment benefit obligations under defined contribution and defined benefit plans. In addition, in various years some of the consolidated entities offered certain of their employees the possibility of taking pre-retirement and, therefore, provisions are recognized each year for the obligations to employees taking pre-retirement -in terms of salaries and other employee benefit costs- from the date of their pre-retirement to the date of effective retirement.

The expenses incurred in respect of contributions to defined contribution plans amounted to EUR 54 million in 2011 (2010: EUR 50 million; 2009: EUR 47 million).

The amount of the defined benefit obligations was determined on the basis of the work performed by independent actuaries using the following actuarial techniques:

1.	Valuation method: projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

2.	Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	Post-employment plans			Other similar obligations
	2012	2011	2010	2012	2011	2010

Annual discount rate	2.75% and 3% in the case of Banesto	4.00%	4.00%	2.75% and 3% in the case of Banesto	4.00%	4.00%
Mortality tables	GRM/F-95 (PERM/F-2000 in the case of Banesto)	GRM/F-95 (PERM/F-2000 in the case of Banesto)	GRM/F-95 (PERM/F-2000 in the case of Banesto)	GRM/F-95 (PERM/F-2000 in the case of Banesto)	GRM/F-95 (PERM/F-2000 in the case of Banesto)	GRM/F-95 (PERM/F-2000 in the case of Banesto)
Cumulative annual CPI growth	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%
Annual salary increase rate	2% (*)	2.50% (2.9% in the case of Banesto)	2.50% (2.9% in the case of Banesto)	n/a	n/a	n/a
Annual social security pension increase rate	1.5%	1.5%	1.5%	n/a	n/a	n/a
Annual benefit increase rate	n/a	n/a	n/a	0% to 1.5%	0% to 1.5%	0% to 1.5%

(*)	Corresponds to the Group’s defined-benefit obligations.

The discount rate used for the flows was determined by reference to high-quality corporate bonds.

Any changes in the main assumptions could affect the calculation of the obligations. If the discount rate used had been increased or decreased by 50 b.p., there would have been an impact of +/- EUR 21 million, net of tax, on the consolidated income statement and of +/- EUR 215 million in unrecognized actuarial losses and gains.

3.	The estimated retirement age of each employee is the first at which the employee is entitled to retire or the agreed-upon age, as appropriate.

The fair value of insurance contracts was determined as the present value of the related payment obligations, taking into account the following assumptions:

	Post-employment plans			Other similar obligations
	2012	2011	2010	2012	2011	2010

Expected rate of return on plan assets	2.75% and 3% in the case of Banesto	4.0%	4.0%	n/a	—	—

Expected rate of return on reimbursement rights	2.75% and 3% in the case of Banesto	4.0%	4.0%	n/a	4.0%	4.0%

The funding status of the defined benefit obligations in 2012 and the four preceding years is as follows:

	Millions of euros
	Post-employment plans					Other similar obligations
	2012	2011	2010	2009	2008	2012	2011	2010	2009	2008

Present value of the obligations:
To current employees	58	1,533	1,240	1,200	1,273	—	—	—	—	—
Vested obligations to retired employees	4,765	4,367	4,471	4,708	4,828	—	—	—	—	—
To pre-retirees	—	—	—	—	—	2,389	2,769	3,262	3,842	4,158
Long-service bonuses and other obligations	—	—	—	—	—	7	7	8	9	8
Other	221	185	181	183	181	8	5	3	—	—

	5,044	6,085	5,892	6,091	6,282	2.404	2,781	3,273	3,851	4,166
Less-
Fair value of plan assets	144	177	183	184	193	—	—	—	—	—
Unrecognized actuarial (gains)/losses	1,190	690	457	462	489	—	—	—	—	—
Unrecognized past service cost	—	7	8	6	7	—	—	—	—	—

Provisions - Provisions for pensions	3,710	5,211	5,244	5,439	5,593	2,404	2,781	3,273	3,851	4,166

Of which:
Internal provisions for pensions	3.305	3,065	3,025	3,086	3,153	2,404	2,781	3,272	3,848	4,159
Insurance contracts linked to pensions (Note 14)	405	2,146	2,219	2,353	2,440	—	—	1	3	7

The amounts recognized in the consolidated income statements in relation to the aforementioned defined benefit obligations are as follows:

	Millions of euros
	Post-employment plans			Other similar obligations
	2012	2011	2010	2012	2011	2010

Current service cost	53	52	52	1	1	1
Interest cost	211	215	215	101	117	139
Expected return on plan assets	(7)	(7)	(7)	—	—	—
Expected return on insurance contracts linked to pensions	(45)	(86)	(90)	—	—	—
Extraordinary charges (credits)-
Actuarial (gains)/losses recognized in the year	216	1	3	66	(3)	(14)
Past service cost	22	25	40	21	—	28
Pre-retirement cost	—	2	1	55	55	10
Effect of curtailment/settlement	(585)	(7)	(21)	1	—	(10)

	(135)	195	193	245	170	154

The changes in the present value of the accrued defined benefit obligations were as follows:

	Millions of euros
	Post-employment plans			Other similar obligations
	2012	2011	2010	2012	2011	2010

Present value of the obligations at beginning of year	6,085	5,892	6,091	2,781	3,273	3,851
Current service cost	53	52	52	1	1	1
Interest cost	211	215	215	101	117	139
Pre-retirement cost	—	2	1	55	55	10
Effect of curtailment/settlement	(585)	(7)	(21)	—	—	(10)
Benefits paid due to settlements	(1,006)	—	—	—	—	—
Other benefits paid	(317)	(330)	(465)	(624)	(666)	(732)
Past service cost	15	24	42	21	—	28
Actuarial (gains)/losses	566	235	(32)	66	(3)	(14)
Other	22	2	9	3	4	—

Present value of the obligations at end of year	5,044	6,085	5,892	2,404	2,781	3,273

The changes in the fair value of plan assets and of insurance contracts linked to pensions were as follows:

Plan assets

	Millions of euros
	Post-employment plans
	2012	2011	2010

Fair value of plan assets at beginning of year	177	183	184
Expected return on plan assets	7	7	7
Actuarial gains/(losses)	11	(5)	(1)
Contributions/(surrenders)	(42)	2	3
Benefits paid	(9)	(10)	(10)

Fair value of plan assets at end of year	144	177	183

Insurance contracts linked to pensions

	Millions of euros
	Post-employment plans			Other similar obligations
	2012	2011	2010	2012	2011	2010

Fair value of insurance contracts linked to pensions at beginning of year	2,146	2,220	2,353	—	1	3
Expected return on insurance contracts (Note 38)	45	86	90	—	—	—
Actuarial gains/(losses)	(162)	6	(28)	1	—	—
Premiums paid/(surrenders) (Note 14)	(1,565)	(16)	(39)	(1)	—	—
Benefits paid	(59)	(150)	(156)	—	(1)	(2)

Fair value of insurance contracts linked to pensions at end of year	405	2,146	2,220	—	—	1

In view of the conversion of the defined-benefit obligations to defined-contribution obligations, the Group will not make material current contributions in Spain in 2013 to fund its defined-benefit pension obligations.

The plan assets and the insurance contracts linked to pensions are instrumented through insurance policies.

The following table shows the estimated benefits payable at December 31, 2012 for the next ten years:

Millions of euros

2013	985
2014	850
2015	765
2016	668
2017	574
2018 to 2022	1,953

ii.	United Kingdom

At the end of each of the last three years, the businesses in the United Kingdom had post-employment benefit obligations under defined contribution and defined benefit plans. The expenses incurred in respect of contributions to defined contribution plans amounted to EUR 53 million in 2012 (2011: EUR 35 million; 2010: EUR 55 million).

The amount of the defined benefit obligations was determined on the basis of the work performed by independent actuaries using the following actuarial techniques:

1.	Valuation method: projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

2.	Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	2012	2011	2010

Annual discount rate	4.50%	4.95%	5.45%
Mortality tables	103 S1 Light TMC	103 S1 Light TMC	103 S1 Light TMC
Cumulative annual CPI growth	2.85%	3.10%	3.5%
Annual salary increase rate	2.85%	3.10%	3.5%
Annual pension increase rate	2.75%	3.00%	3.4%

The discount rate used for the flows was determined by reference to high-quality corporate bonds.

Any changes in the main assumptions could affect the calculation of the obligations. If the discount rate used had been increased or decreased by 50 b.p., there would have been a change in the present value of the obligations of +/- EUR 877 million.

The funding status of the defined benefit obligations in 2012 and the four preceding years is as follows:

	Millions of euros
	2012	2011	2010	2009	2008

Present value of the obligations	9,260	8,467	7,824	7,116	5,445

Less-
Fair value of plan assets	9,194	8,496	7,617	5,910	4,591
Unrecognized actuarial (gains)/losses	1,039	824	767	787	202

Provisions - Provisions for pensions	(972)	(853)	(560)	419	652

Of which:
Internal provisions for pensions	38	36	28	496	744
Net assets for pensions	(1,010)	(889)	(588)	(77)	(92)

The amounts recognized in the consolidated income statements in relation to the aforementioned defined benefit obligations are as follows:

	Millions of euros
	2012	2011	2010

Current service cost	49	46	43
Interest cost	427	417	416
Expected return on plan assets	(432)	(448)	(370)
Extraordinary charges (credits):
Actuarial (gains)/losses recognized in the year	30	5	22

	74	20	111

The changes in the present value of the accrued defined benefit obligations were as follows:

	Millions of euros
	2012	2011	2010

Present value of the obligations at beginning of year	8,467	7,824	7,116
Current service cost	49	46	43
Interest cost	427	417	416
Benefits paid	(258)	(236)	(241)
Actuarial (gains)/losses	367	169	244
Exchange differences and other items	208	247	246

Present value of the obligations at end of year	9,260	8,467	7,824

The changes in the fair value of the plan assets were as follows:

	Millions of euros
	2012	2011	2010

Fair value of plan assets at beginning of year	8,496	7,617	5,910
Expected return on plan assets	432	448	370
Actuarial gains/(losses)	147	122	273
Contributions	180	294	1,121
Benefits paid	(258)	(236)	(241)
Exchange differences and other changes	197	251	184

Fair value of plan assets at end of year	9,194	8,496	7,617

In 2013 the Group expects to make contributions to fund these obligations for amounts similar to those made in 2012.

The main categories of plan assets as a percentage of total plan assets are as follows:

	2012	2011	2010

Equity instruments	27%	30%	34%
Debt instruments	56%	54%	58%
Properties	3%	2%	1%
Other	14%	14%	7%

The expected return on plan assets was determined on the basis of the market expectations for returns over the duration of the related obligations.

The following table shows the estimated benefits payable at December 31, 2012 for the next ten years:

Millions of euros

2013	275
2014	293
2015	313
2016	334
2017	357
2018 to 2022	2,192

iii.	Other foreign subsidiaries

Certain of the consolidated foreign entities have acquired commitments to their employees similar to post-employment benefits.

At December 31, 2012, 2011 and 2010, these entities had defined-contribution and defined-benefit post-employment benefit obligations. The expenses incurred in respect of contributions to defined-contribution plans amounted to EUR 49 million in 2012 (2011: EUR 53 million; 2010: EUR 49 million).

The actuarial assumptions used by these entities (discount rates, mortality tables and cumulative annual CPI growth) are consistent with the economic and social conditions prevailing in the countries in which they are located.

Specifically, the discount rate used for the flows was determined by reference to high-quality corporate bonds, except in the case of Brazil where there is no extensive corporate bond market and, accordingly the discount rate was determined by reference to the series B bonds issued by the Brazilian National Treasury Secretariat.

The funding status of the obligations similar to post-employment benefits and other long-term benefits in 2012 and the four preceding years is as follows:

	Millions of euros
	2012	2011	2010	2009	2008

Present value of the obligations	12,814	11,245	11,062	9,078	6,735

Less-
Fair value of plan assets	10,410	9,745	10,176	8,497	6,307
Unrecognized actuarial (gains)/losses	2,299	1,393	667	632	386
Unrecognized past service cost	1	8	—	3	—

Provisions - Provisions for pensions	104	99	219	(54)	42

Of which:
Internal provisions for pensions	911	1,006	966	829	688
Net assets for pensions	(553)	(621)	(396)	(425)	(418)
Unrecognized net assets for pensions	(254)	(286)	(351)	(458)	(228)
In December 2011 the Portuguese financial institutions, including Banco Santander Totta, S.A., transferred in part their pension obligations to the social security authorities. As a result, Banco Santander Totta, S.A. transferred the related assets and liabilities and Provisions - Provisions for pensions and similar obligations at December 31, 2011 included the present value of the obligations, net of the fair value of the related plan assets and the net unrecognized cumulative actuarial gains and/or losses.

The amounts recognized in the consolidated income statements in relation to these obligations are as follows:

	Millions of euros
	2012	2011	2010

Current service cost	42	39	50
Interest cost	1,010	1,031	939
Expected return on plan assets	(912)	(968)	(851)
Extraordinary charges (credits):
Actuarial (gains)/losses recognized in the year	142	174	83
Pre-retirement cost	(10)	24	31
Other	(2)	(77)	11

	270	223	263

The changes in the present value of the accrued obligations were as follows:

	Millions of euros
	2012	2011	2010

Present value of the obligations at beginning of year	11,245	11,062	9,078
Net inclusion of entities in the Group	(70)	71	—
Current service cost	42	39	50
Interest cost	1,010	1,031	939
Pre-retirement cost	13	24	31
Effect of curtailment/settlement	(16)	(5)	(8)
Benefits paid	(735)	(739)	(717)
Benefits paid due to settlements	(41)	—	—
Past service cost	—	9	17
Actuarial (gains)/losses	2,352	553	585
Exchange differences and other items	(986)	(800)	1,087

Present value of the obligations at end of year	12,814	11,245	11,062

The changes in the fair value of the plan assets were as follows:

	Millions of euros
	2012	2011	2010

Fair value of plan assets at beginning of year	9,745	10,176	8,497
Net inclusion of entities in the Group	10	—	—
Expected return on plan assets	912	968	851
Actuarial gains/(losses)	1,241	(353)	351
Contributions	165	353	130
Benefits paid	(687)	(674)	(646)
Exchange differences and other items	(976)	(725)	993

Fair value of plan assets at end of year	10,410	9,745	10,176

The change in 2012 in the actuarial gains and losses, in terms of both the present value of the obligations and the fair value of the plan assets, relates to the fall in interest rates. The present value of the obligations increased due to the fall in the discount rates, since rates of between 1% and 1.75% lower than in 2011 were used. The market value of the assets improved as a result of the fall in interest rates.

In 2013 the Group expects to make contributions to fund these obligations for amounts similar to those made in 2012.

The main categories of plan assets as a percentage of total plan assets are as follows:

	2012	2011	2010

Equity instruments	6%	4%	9%
Debt instruments	86%	85%	86%
Properties	4%	3%	1%
Other	4%	8%	4%

The expected return on plan assets was determined on the basis of the market expectations for returns over the duration of the related obligations.

The following table shows the estimated benefits payable at December 31, 2012 for the next ten years:

Millions of euros

2013	727
2014	751
2015	783
2016	817
2017	848
2018 to 2022	5,058

d)	Provisions for taxes and other legal contingencies and Other provisions

The detail of Provisions for taxes and other legal contingencies and Other provisions by main geographical area is as follows:

	Millions of euros
	2012	2011	2010

Recognized by Spanish companies	722	680	840
Recognized by other EU companies	1,483	1,523	536
Recognized by other companies	2,973	3,665	3,735
Of which:
Brazil	2,750	3,364	3,664

	5,178	5,868	5,111

The detail of Provisions for taxes and other legal contingencies and Other provisions by each class of provision, determined by grouping those items that are of a similar nature, is as follows:

	Millions of euros
	2012	2011

Provisions for taxes	1,198	1,346
Provisions for labor proceedings (Brazil)	975	1,390
Provisions for other legal proceedings	927	927
Customer remediation (UK)	803	863
Regulatory-related provisions (UK)	227	211
Restructuring	120	98
Other	928	1,033

	5,178	5,868

Provisions for taxes comprise provisions for tax-related proceedings.

Provisions for labor proceedings (Brazil) comprise lawsuits brought by labor unions, associations, public prosecutors and former employees claiming labor rights they understand are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits. The number and nature of these procedures, which are common in many other banks in Brazil, justifies the classification of these provisions as a separate group. For claims considered to be similar and usual, provisions are recognized based on the history of payments made for claims of that sort. Claims that do not fit into the previous are assessed individually, and provisions are recognized based on the status of each lawsuit and the risk assessment made by legal counsel. The average duration of labor proceedings is approximately 8 years, although they could last much longer.

Provisions for other legal proceedings include provisions for court, arbitration or administrative (other than those included in other areas) proceedings brought against Santander Group companies.

Customer remediation (UK) comprises the estimated cost of making redress payments with respect to the past sales of products in UK. In calculating the customer remediation provision, management’s best estimate of the provision was calculated based on conclusions regarding the number of claims that will be received, of those, the number that will be upheld, and the estimated average settlement per case

Regulatory-related provisions (UK) mainly include the provisions in respect of the following issues related to Santander UK:

•	Financial Services Compensation Scheme (‘FSCS’): The FSCS is the UK’s independent statutory compensation fund for customers of authorized financial services firms and pays compensation if a firm is unable to pay claims against it. The FSCS is funded by levies on the industry (and recoveries and borrowings where appropriate). The levies raised comprise both management expenses levies and, where necessary, compensation levies on authorized firms.

•	UK Bank Levy: the Finance Act 2011 introduced an annual bank levy in the UK which is collected through the existing quarterly Corporation Tax collection mechanism. The UK Bank Levy is based on the total chargeable equity and liabilities as reported in the balance sheet at the end of a chargeable period, although the certain amounts are excluded. During 2012, a rate of 0.088% was applied and three different rates applied during 2011 which averaged to 0.075%.

Restructuring provisions include only the direct expenditures arising from the restructuring.

Our general policy is to record provisions for tax and legal proceedings in which we assess the chances of loss to be probable and we do not record provisions when the chances of loss are possible or remote. We determine the amounts to be provided for as our best estimate of the expenditure required to settle the corresponding claim based, among other factors, on a case-by-case analysis of the facts and the legal opinion of internal and external counsel or by considering the historical average amount of the loss incurred in such type of lawsuits. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, these obligations have no fixed settlement period and, in other cases, depend on the legal proceedings in progress.

The changes in Provisions for taxes and other legal contingencies and Other provisions are detailed in Note 25.b and mostly relate to the movement of provisions in Brazil and UK. Main charges to income in 2012 correspond to €573 million derived from labor claims in Brazil and €264 million due to customer remediation provisions in United Kingdom. This increase is more than offset by the use of available provisions, of which €730 million corresponds to labor claims in Brazil and €392 million corresponds to UK customer remediation, and the effect of the exchange differences.

e)	Litigation and other matters

Our general policy is to record provisions for tax and legal proceedings in which we assess the chances of loss to be probable and we do not record provisions when the chances of loss are possible or remote. We determine the amounts to be provided for as our best estimate of the expenditure required to settle the corresponding claim based, among other factors, on a case-by-case analysis of the facts and the legal opinion of internal and external counsel or by considering the historical average amount of the loss incurred in such category of lawsuits.

i.	Tax-related proceedings

As of the date of this report, the main tax-related proceedings concerning the Group were as follows:

•	“Mandados de Segurança” filed by Banco Santander (Brasil) S.A. and certain Group companies in Brazil challenging the increase in the rate of Brazilian social contribution tax on net income from 9% to 15% stipulated by Interim Measure 413/2008, ratified by Law 11,727/2008.

•	“Mandados de Segurança” filed by certain Group companies in Brazil claiming their right to pay the Brazilian social contribution tax on net income at a rate of 8% and 10% from 1994 to 1998.

•

“Mandados de Segurança” filed by Banco Santander Brasil, S.A. (currently Banco Santander (Brasil) S.A.) and other Group entities claiming their right to pay the Brazilian PIS and COFINS social contributions only on the income from the provision of services. In the case of Banco Santander Brasil, S.A., the “Mandado de Segurança” was declared unwarranted and an appeal was filed at the Federal

Regional Court. In September 2007 the Federal Regional Court found in favor of Banco Santander Brasil, S.A., but the Brazilian authorities appealed against the judgment at the Federal Supreme Court. In the case of Banco ABN AMRO Real, S.A. (currently Banco Santander (Brasil) S.A.), in March 2007 the court found in its favor, but the Brazilian authorities appealed against the judgment at the Federal Regional Court, which handed down a decision partly upholding the appeal in September 2009. Banco Santander (Brasil) S.A. filed an appeal at the Federal Supreme Court.

•	Banco Santander (Brasil) S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (IRPJ and CSLL) on the ground that the relevant requirements under the applicable legislation were not met.

•	Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in several administrative and legal proceedings against various municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services.

•	In addition, Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in several administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration.

•	In December 2008 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to income tax (IRPJ and CSL) for 2002 to 2004. The tax authorities took the view that Banco Santander (Brasil) S.A. did not meet the necessary legal requirements to be able to deduct the amortization of the goodwill arising on the acquisition of Banespa (currently Banco Santander (Brasil) S.A.). Banco Santander (Brasil) S.A. filed an appeal against the infringement notice at Conselho Administrativo de Recursos Fiscais (CARF), which on October 21, 2011 unanimously decided to render the infringement notice null and void. The tax authorities have appealed against this decision at a higher administrative level. In June 2010 the Brazilian tax authorities issued infringement notices in relation to this same matter for 2005 to 2007. Banco Santander (Brasil) S.A. filed an appeal against these procedures at CARF. Based on the advice of its external legal counsel and in view of the previous decision by CARF, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defence arguments to appeal against the infringement notice. Accordingly, the risk of incurring a loss is remote. Consequently, no provisions have been recognized in connection with these proceedings because this matter should not affect the consolidated financial statements.

•	In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios Ltda. (DTVM) and Banco Santander Brasil, S.A. (currently Banco Santander (Brasil), S.A.) in relation to the Provisional Tax on Financial Movements (CPMF) with respect to certain transactions carried out by DTVM in the management of its customers’ funds and for the clearing services provided by Banco Santander Brasil, S.A. to DTVM in 2000, 2001 and the first two months of 2002. Both entities appealed against the infringement notices at CARF, with DTVM obtaining a favorable decision and Banco Santander Brasil, S.A. an unfavorable decision. Both decisions were appealed by the losing parties at the Higher Chamber of CARF, and the appeal relating to Banco Santander Brasil, S.A. is pending a decision. With respect to DTVM, having been notified of the decision overturning the previous favorable judgment on August 24, 2012, it lodged an appeal at the Higher Chamber of CARF on August 29, 2012. In the opinion of its legal advisors, the Group considers that the tax treatment applied in these transactions was correct.

•

In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros S.A. (Brasil), as the successor by merger to ABN AMRO Brasil Dois Participaçoes, S.A., in relation to income tax (IRPJ and CSLL) for 2005. The tax authorities questioned the tax treatment applied to a sale of shares of Real Seguros, S.A. made in that year. The aforementioned entity filed an appeal against the infringement notice. As the former parent of Santander Seguros, S.A. (Brasil), Banco Santander (Brasil),

S.A. is liable in the event of any adverse outcome of this proceeding. As of December 31, 2012, there is no provision in connection with this proceeding as it is considered a contingent liability. Also, the Brazilian tax authorities issued infringement notices against Banco Santander (Brasil) S.A. in connection with income tax (IRPJ and CSLL), questioning the tax treatment applied to the economic compensation received under the contractual guarantees provided by the sellers of the former Banco Meridional. The aforementioned entity filed an appeal against the infringement notice. On November 23, 2011, CARF unanimously decided to render null and void an infringement notice relating to 2002 with regard to the same matter. In February 2012 this decision was declared final in respect of 2002. The proceedings relating to the 2003 to 2006 fiscal years are still in progress. As of December 31, 2012, there is no provision in connection with this proceeding as it is considered a contingent liability.

•	A claim was filed against Abbey National Treasury Services plc by tax authorities abroad in relation to the refund of certain tax credits and other associated amounts. A favorable judgment at first instance was handed down in September 2006, although the judgment was appealed against by the tax authorities in January 2007 and the court found in favor of the latter in June 2010. Abbey National Treasury Services plc appealed against this decision at a higher court and in December 2011 the tax authorities confirmed their intention to file the related pleadings. The hearing took place in April 2012 and the court found for the tax authorities, upholding their appeal. No appeal may be filed against this judgment. In view of the existing provisions relating to this litigation there is no adverse impact on the consolidated financial statements.

•	Legal action brought by Sovereign Bancorp, Inc. (currently Santander Holdings USA, Inc.) claiming its right to take a foreign tax credit in connection with taxes paid outside the United States in fiscal years 2003 to 2005 in relation to financing transactions carried out with an international bank. Santander Holdings USA, Inc. continues to believe that it is entitled to claim these foreign tax credits taken with respect to the transactions and also continues to believe that Santander Holdings USA, Inc. is entitled to tax deductions for the related issuance costs and interest deductions based on tax laws. In addition, if the outcome of this legal action is favorable to the interests of Santander Holdings USA, Inc., the amounts paid over by the entity in relation to this matter with respect to 2006 and 2007 would have to be refunded. During the first quarter of 2013, the U.S. Tax Court issued an adverse opinion in a case between a US taxpayer and the IRS involving a transaction with a structure similar to Santander Holdings USA, Inc.’s financing transactions. The US taxpayer has indicated it intends to appeal the decision. Santander Holdings USA, Inc. has confidence in its position because, among other reasons, Santander Holdings USA, Inc. will raise arguments and issues in its case that were not considered by the Tax Court. The trial of this litigation is expected to take place in the last quarter of 2013.

At the date of approval of this annual report on Form 20-F certain other less significant tax-related proceedings were also in progress.

ii.	Non-tax-related proceedings

As of the date of this report, the main non-tax-related proceedings concerning the Group were as follows:

•	Customer remediation: claims associated with the sale by Santander UK of certain financial products (principally payment protection insurance or PPI) to its customers.

Payment protection insurance is a UK insurance product offering payment protection on unsecured personal loans (and credit cards). The product was sold by all UK banks. The mis-selling issues are predominantly related to business written before 2009. The nature and profitability of the product has changed materially since 2008, in part due to customer and regulatory pressure.

On July 1, 2008, the UK Financial Ombudsman Service (‘FOS’) referred concerns regarding the handling of PPI complaints to the UK Financial Services Authority (‘FSA’). On September 29, 2009 and March 9, 2010, the FSA issued consultation papers on PPI complaints handling as an issue of wider implication. The FSA published its Policy Statement on August 10, 2010, setting out the evidence and guidance on the fair assessment of a complaint and the calculation of redress, as well as a requirement for firms to reassess historically rejected complaints which had to be implemented by December 1, 2010.

On October 8, 2010, the British Bankers’ Association (‘BBA’), the principal trade association for the UK banking and financial services sector, filed on behalf of certain financial institutions (which did not include Santander UK plc) an application for permission to seek judicial review against the FSA and the FOS. The BBA sought an order quashing the FSA Policy Statement and an order quashing the decision of the FOS to determine PPI sales in accordance with the guidance published on its website in November 2008. The judicial review was heard in the courts in January 2011 and on April 20, 2011 judgment was handed down by the High Court dismissing the BBA’s application.

Santander UK did not participate in the legal action undertaken by other UK banks and has been consistently making a provision and settling claims with regards to PPI complaints liabilities since they began to increase in recent years. The provisions recognized by Santander UK in this respect were calculated on the basis of the estimate of customer remediation comprising the estimated cost of making redress payments with respect to the past sales of the products.

A detailed review of the provision was performed by Santander UK in the first half of 2011 in light of the new situation, including the High Court judgment of April 2011, the BBA’s subsequent decision not to appeal and the consequent increase in actual claims levels. As a result, the provision has been revised to reflect the new information.

In this context, in 2011 the Group recognized a provision, with a net effect on results of EUR 620 million (GBP 538 million), which was calculated on the basis of the estimate of the number of claims that would be received, of the number of claims that would be upheld and of the estimated average amount of compensation in each case.

A number of uncertainties persist regarding the eventual costs of that compensation given the inherent difficulties of assessing the impact of detailed implementation of the Policy Statement for all PPI complaints, uncertainties concerning the recent rise in complaints, the availability of evidence to support the claims and the activities of claims management companies, all of which may significantly affect complaints volumes, the acceptance rates and redress costs.

The provision represents management’s best estimate of the anticipated costs of related customer contact and/or redress, including administration expenses. The provision is calculated based on a number of key assumptions which involve significant management judgment. These are as follows:

•	Claim volumes – the estimated number of customer complaints received,

•	Uphold rate – the estimated percentage of complaints that are, or will be, upheld in favor of the customer, and

•	Average cost of redress – the estimated payment to customers, including compensation for any direct loss plus interest.

The assumptions have been based on the following:

•	Analysis completed of the causes of complaints, and uphold rates, and how these are likely to vary in the future,

•	Actual claims activity registered to date,

•	The level of redress paid to customers, together with a forecast of how this is likely to change over time,

•	The impact on complaints levels of proactive customer contact, and

•	The effect of media coverage on the issue.

The assumptions are kept under review, and regularly reassessed and validated against actual customer data, e.g. claims received, uphold rates, the impact of any changes in approach to uphold rates etc, and any re-evaluation of the estimated population. The most critical factor in determining the level of provision is the volume of claims. The uphold rate is a reasonably consistent function of the sales process and the average cost of redress can be predicted reasonably accurately given that management is dealing with a high volume and reasonably homogeneous population. In setting the provision, management estimated the total claims that were likely to be received. Previous experience has indicated that claims could be received over a number of years. While initial claim levels at the beginning of the process were quite low, this has increased in line with our initial expectations as a result of press coverage and the activities of the claims management companies (“CMC’s”). The CMC’s facilitate customer claims in return for a share of the redress payment and advertise heavily thereby resulting in an increase in the volume of claims experienced.

The table below sets out the actual claims received to date.

Movements in the number of PPI claims outstanding during the years ended December 31, 2012, 2011 and 2010 were as follows:

(thousands of claims)
	2012	2011	2010
Outstanding at January 1	1	—	2
Claims received	437	111	37
Claims paid (1)	(258)	(90)	(38)
Claims rejected as invalid (1)	(149)	(20)	(1)
Outstanding at December 31	31	1	—

(1)	The customer has the right to appeal to the FOS if their claim is rejected. FOS may uphold or reject the appeal and if upheld Santander UK is required to provide redress to the customer. Claims paid or rejected above reflect the results of any appeals.

As anticipated, PPI complaints rose significantly in 2012, due to higher press coverage and increased focus by CMCs. The increase was partly driven by invalid complaints (which also drove an increase in the level of claims rejected) and claims originated by CMCs. In addition, Santander UK proactively contacted more than 300,000 customers during the year, which led to an increase in claims received. The number of claims settled in 2012 increased, reflecting both the increase in claims received and continued prompt settlement of claims.

Press coverage on PPI reached significant levels in 2011, following the High Court‘s dismissal of the BBA’s application for a judicial review, as highlighted above. The focus of the CMCs also started to be directed at PPI in 2011. This led to a marked increase in complaints in 2011. Complaint volumes were also driven by pro-active customer contact made by Santander UK. The number of claims settled in 2011 increased as well, reflecting both the increase in claims received and prompt settlement of claims.

Management reassess the level of provision required at each reporting period, taking account of the latest available information as well as past experience. The provision necessarily incorporates predictions of complaint levels for a number of periods into the future. Although complaint levels rose substantially in 2012, this increase was consistent with management’s estimates which reflected previous conduct remediation experience. Consequently, no change to the provision was required in 2012. This will continue to be kept under review.

The assumptions and consequent level of provision remain subjective. This relates particularly to the uncertainty associated with the level of future claims. It is therefore possible that the level of payments to be made may differ from current estimates, resulting in an increase or decrease to the required provision.

•	Lanetro, S.A. (currently Zed Worldwide, S.A.): claim (ordinary lawsuit no. 558/2002) filed by Lanetro, S.A. against Banco Santander, S.A. at Madrid Court of First Instance no. 34, requesting that the Bank comply with the obligation to subscribe to EUR 30.05 million of a capital increase at the plaintiff.

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

Zed Worldwide, S.A. requested the court-ordered enforcement of the decision. On January 25, 2011, the court issued an order to enforce the decision handed down by the Madrid Provincial Appellate Court, whereby the Bank had to subscribe to 75.1 million shares at their par value of EUR 0.4 per share, totaling EUR 30.05 million. Zed Worldwide, S.A. filed an appeal for reconsideration of the order enforcing the decision, which the Bank opposed. On May 23, 2011, the Bank was served notice of the decision of May 6, 2011, dismissing the appeal for reconsideration and upholding the order of January 25 2011. On July 14, 2011, Zed Worldwide, S.A. filed an appeal at a superior court against the decision dismissing the aforementioned appeal for reconsideration, which was upheld in an order of December 17, 2012 by the Madrid Provincial Appellate Court whereby the Bank had to subscribe 2,111,600 shares for its contribution of EUR 30.05 million

Following this order, an agreement was reached for the out-of-court enforcement of the decision whereby the Bank would subscribe and pay 6,208,802 shares for its contribution of EUR 30.05 million. As a result, on December 27, 2012, the parties requested the judge that the enforcement proceeding be discontinued and struck out, which was declared in an order dated January 23, 2013.

•	Proceeding under Criminal Procedure Law filed by Galesa de Promociones, S.A. against the Bank at Elche Court of First Instance no. 5, Alicante (case no. 1946/2008). The claim sought damages amounting to EUR 51,396,971.43 as a result of a judgment handed down by the Supreme Court on November 24, 2004 setting aside a summary mortgage proceeding filed by the Bank against the plaintiff company, which concluded in the foreclosure by the Bank of the mortgaged properties and their subsequent sale by the Bank to third-party buyers. The judgment of the Supreme Court ordered the reversal of the court foreclosure proceeding to prior to the date on which the auctions were held, a circumstance impossible to comply with due to the sale of the properties by the Bank to the aforementioned third parties, which prevented the reincorporation of the properties to the debtor company’s assets and their re-auction.

The damages claimed are broken down as follows: (i) EUR 18,428,076.43 relating to the value of the property auctioned; (ii) EUR 32,608,895 relating to the loss of profit on the properties lost by the plaintiff, which was prevented from continuing its business activity as a property developer; and (iii) EUR 360,000 relating to loss of rental income.

On March 2, 2010, the court of first instance handed down a decision partly upholding both the claim filed against the Bank and the counterclaim, ordering the Bank to pay the plaintiff EUR 4,458,960.61, and Galesa Promociones, S.A. to pay the Bank EUR 1,428,075.70, which resulted in a net loss of EUR 3,030,874.91 for the Bank. Two appeals against this decision were filed on May 31, 2010, one by Galesa and the other by the Bank. On November 11, 2010, the Alicante Provincial Appellate Court handed down a decision upholding the appeal filed by the Bank and dismissing the appeal brought by Galesa de Promociones S.A., as a result of which and by way of offsetting the indemnity obligations payable by each party, the Bank became a creditor of Galesa in the amount EUR 400,000.

Galesa de Promociones S.A. filed a cassation appeal with the Supreme Court against this decision, which was given leave to proceed in an order dated October 11, 2011, and the Bank submitted a notice of opposition.

•	After the Madrid Provincial Appellate Court had rendered null and void the award handed down in the previous arbitration proceeding, on September 8, 2011 Banco Santander S.A. filed a new request for arbitration with the Secretary of the Spanish Arbitration Court against the business entity Delforca 2008, Sociedad de Valores, S.A. (formerly Gaesco Bolsa Sociedad de Valores S.A.), claiming EUR 66,418,077.27 that the latter owes Banco Santander, S.A. as a result of the early termination of the financial transaction framework agreement entered into by the aforementioned company and Banco Santander, S.A. and of the financial transactions performed under the agreement. The defendant Delforca 2008, S.A. voluntarily petitioned for an insolvency order, which was granted on August 3, 2012 by Barcelona Commercial Court no. 10. On October 26, 2012, as part of the insolvency proceeding, this Court ordered the stay of the arbitration proceeding and of the effects of the arbitration agreement entered into by Banco Santander, S.A. and Delforca 2008, S.A., and also requested the Spanish Court of Arbitration that the arbitration proceedings underway be stayed immediately and notice be served that the effects of the arbitration agreement had been stayed. The Bank filed an appeal for reconsideration against this decision by the Commercial Court and that Court rejected the appeal. A formal protest has been filed and a remedy of appeal shall be filed by Banco Santander, S.A. on appropriate time to be decided by the Barcelona Court of Appeal.

The Arbitration Court, in strict obedience with the decision of the Commercial Court, agreed in a decision dated January 20, 2013 to stay the arbitration proceedings at the stage reached until a decision may be reached in this respect in the insolvency proceeding.

In addition, as part of the insolvency proceeding of Delforca 2008, S.A., Banco Santander, S.A. notified its claim against the insolvent party due to the potential creditor’s rights to which it might be entitled as a result of the arbitration proceeding relating to Delforca 2008 S.A, with a view to having the claim recognized as a contingent ordinary claim without specified amount. The insolvency proceeding is in the common phase and on November 5, 2012, the insolvency manager submitted the report referred to in Articles 74 and 75 of the Insolvency Law, accompanied by the inventory and provisional list of creditors. The insolvency manager opted to exclude Banco Santander, S.A.‘s claim from the provisional list of creditors and, accordingly, on January 2, 2013, Banco Santander, S.A. filed an ancillary claim contesting the document and seeking the aforementioned claim’s recognition on the terms notified. A decision is yet to be handed down in this regard. Delforca 2008 S.A. has filed an answer to the claim but Banco Santander, S.A. has not been notified of an answer to the claim being filed by the insolvency manager.

Additionally, in April 2009 Mobilaria Monesa, S.A. (parent of the former Gaesco) filed a claim against Banco Santander, S.A. at Santander Court of First Instance no. 5, reproducing the claims discussed and resolved in the aforementioned arbitration proceeding, a circumstance which was brought to the Court’s attention in the notice of opposition thereto filed by the Bank.

This proceeding was stayed by the Santander Provincial Appellate Court in an order dated December 20, 2010 due to the Court admitting the preliminary civil ruling grounds claimed by the Bank.

The above stay currently subsists due to an order dated October 11, 2011 by Santander Court of First Instance no. 5, based on the new arbitration proceeding brought by Banco Santander S.A. An appeal was filed against this order by Delforca 2008, S.A. at the Santander Provincial Appellate Court but a judgment thereon is yet to be issued.

On April 11, 2012, Banco Santander, S.A. was notified of the claim filed by Delforca 2008, S.A., heard by Madrid Court of First Instance no. 21, in which it substantially requested indemnification for the damage and losses suffered by Delforca 2008, S.A arising from the counterclaim filed in the arbitration proceeding that was concluded with the annulled award; although in its claim, invoking Article 219.3 of the Civil Procedure Law, it leaves for a subsequent proceeding the amount to be settled (as the case may be) by Banco Santander, S.A. (which it put at a figure of up to EUR 218,000,000 in the preceding arbitration proceeding). Banco Santander, S.A. filed a motion for declinatory exception arguing that the ordinary courts lacked jurisdiction because the dispute had been submitted to arbitration, which was upheld in an order dated July 2, 2012, in which the court resolved to abstain from hearing the case and ordered a stay of the proceedings. Delforca 2008, S.A. filed an appeal against the order and a decision is yet to be handed down thereon by the Provincial Appellate Court.

The Group considers that the risk of loss arising as a result of these matters is remote and, accordingly, it has not recognized any provisions in connection with these proceedings.

•	Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: a claim was filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity’s bylaws in the event that the entity obtained a profit and that the distribution of this profit, in the form of this bonus, were approved by the board of directors. The bonus was not paid in 1994 and 1995 since the bank did not make a profit and partial payments were made from 1996 to 2000 in variable percentages as agreed by the board of directors, and the relevant clause was eliminated from the bylaws in 2001. In September 2005 the Regional Labour Court ordered Banco Santander Banespa, Cia. de Arrendamiento Mercantil (currently Banco Santander (Brasil) S.A.) to pay the half-yearly bonus and the bank subsequently lodged an appeal at the High Labour Court. A decision was handed down on June 25, 2008 which ordered the bank to pay the half-yearly bonus from 1996 onwards for a maximum amount equivalent to the share in the profits. Appeals against this decision were filed at the High Labour Court and the Supreme Federal Court. The High Labour Court ordered the aforementioned half-yearly bonus to be paid. The Supreme Federal Court subsequently dismissed the extraordinary appeal filed by the Bank by means of a monocratic decision (adopted by only one of the judges of the court), thereby upholding the aforementioned judgment. As a result, the Bank filed a special appeal called an “Agravo Regimental” and the 1st Chamber of the Supreme Federal Court upheld the Extraordinary Appeal filed by the Bank and denied the Association’s Appeal. Thus, the Extraordinary Appeal filed by the Bank now follows for the plenary session of the Supreme Court for decision about general repercussion and the main matters.

•	“Planos económicos”: Like the rest of the banking system, Santander Brasil has been the subject of claims from customers, mostly depositors, and of class actions brought for a common reason by consumer protection associations and the public prosecutor’s office, among others, in connection with the possible effects of certain legislative changes relating to differences in the monetary adjustments to interest on bank deposits and other inflation-linked contracts (planos económicos). The plaintiffs considered that their vested rights in relation to the inflationary adjustments had been impaired due to the immediate application of these adjustments. In April 2010, the High Court of Justice set the limitation period for these class actions at five years, as claimed by the banks, rather than twenty years, as sought by the claimants, which will significantly reduce the number of actions of this kind brought and the amounts claimed in this connection. As regards the substance of the matter, the decisions issued to date have been adverse for the banks, although two proceedings have been brought at the High Court of Justice and the Supreme Federal Court with which the matter is expected to be definitively settled. In August 2010, the High Court of Justice handed down a decision finding for the plaintiffs in terms of substance, but excluding one of the “planos” from the claim, thereby reducing the claimed amount, and confirming the five-year statute of limitations period for these class actions at civil law. Shortly thereafter, the Supreme Federal Court issued an injunctive relief order whereby all the proceedings in progress in this connection were stayed until this court issues a final decision on the matter. Consequently, enforcement of the aforementioned decision handed down by the High Court of Justice was also stayed. We expect that a judgement will be handed down this year; however, this is still pending and there are no hearings scheduled at this moment.

•	Proceeding under Civil Procedure Law (case no. 1043/2009) conducted at Madrid Court of First Instance no. 26, following a claim brought by Banco Occidental de Descuento, Banco Universal, C.A. against the Bank for USD 150,000,000 in principal plus USD 4,656,164 in interest, upon alleged termination of an escrow contract. On October 7, 2010, the Bank was served notice of a decision dated October 1, 2010 which upheld the claim filed by Banco Occidental de Descuento, Banco Universal, C.A. without a ruling being issued in relation to costs. Both the plaintiff and the defendant filed appeals to a superior court: the plaintiff in connection with the decision not to award costs and the Bank in connection with the other decisions. Both parties also filed notices of opposition against the appeal filed by the other party.

Also, on March 29, 2011, the Bank filed a notice of opposition against the specific provisional enforcement measures of the court. The Bank’s opposition to the aforementioned measures was upheld in a decision dated September 5, 2011.

A judgment handed down by the Madrid Provincial Appellate Court on October 9, 2012 upheld the appeal lodged by the Bank and dismissed the appeal lodged by Banco Occidental de Descuento, Banco Universal, C.A., dismissing the claim. The dismissal of the claim was confirmed in an ancillary order to the judgment dated December 28, 2012. A cassation appeal was filed by Banco Occidental de Descuento, Banco Universal, C.A. against the Madrid Provincial Appellate Court judgment and the parties have appeared before the Supreme Court.

•	On January 26, 2011, notice was served on the Bank of an ancillary insolvency claim to annul acts detrimental to the assets available to creditors as part of the voluntary insolvency proceedings of Mediterráneo Hispa Group S.A. at Murcia Commercial Court no. 2. The aim of the principal action is to request annulment of the application of the proceeds obtained by the company undergoing insolvency from an asset sale and purchase transaction involving EUR 31,704,000 in principal and EUR 2,711,567.02 in interest. On November 24, 2011, the hearing was held with the examination of the proposed evidence. Upon completion of the hearing, it was resolved to conduct a final proceeding which was held on February 29, 2012, and a decision is yet to be issued thereon.

•	The bankruptcy of various Lehman Group companies was made public on September 15, 2008. Various customers of Santander Group were affected by this situation since they had invested in securities issued by Lehman or in other products which had such assets as their underlying.

On November 12, 2008, the Group announced the implementation of a solution (which was of a strictly commercial, exceptional nature and did not imply any admission of mis-selling) for holders of one of the products sold -Seguro Banif Estructurado- issued by the insurance company Axa Aurora Vida, which had as its underlying a bond issued and guaranteed by Lehman.

The solution involved replacing the Lehman issuer risk with the issuer risk of Santander Group subsidiaries. The exchange period ended on December 23, 2008. As a result of the exchange, at 2008 year-end a loss of EUR 46 million was recognized in the consolidated income statement (EUR 33 million after tax).

In February 2009 the Group offered a similar solution to other customers affected by the Lehman bankruptcy. The cost of this transaction, before tax, was EUR 143 million (EUR 100 million after tax), which were recognized in the consolidated income statement for 2008.

As of the date of this report, certain claims had been filed in relation to this matter. The Bank’s directors and its legal advisers consider that the various Lehman products were sold in accordance with the applicable legal regulations in force at the time of each sale or subscription and that the fact that the Group acted as intermediary would not give rise to any liability for it in relation to the insolvency of Lehman. Accordingly, the risk of loss is considered to be remote.

•	The intervention, on the grounds of alleged fraud, of Bernard L. Madoff Investment Securities LLC (“Madoff Securities”) by the US Securities and Exchange Commission (“SEC”) took place in December 2008. The exposure of customers of the Group through the subfund Optimal Strategic US Equity (“Optimal Strategic”) was EUR 2,330 million, of which EUR 2,010 million related to institutional investors and international private banking customers, and the remaining EUR 320 million were in the investment portfolios of the Group’s private banking customers in Spain, who were qualifying investors.

On January 27, 2009, the Group announced its decision to offer a solution to those of its private banking customers who had invested in Optimal Strategic and had been affected by the alleged fraud. This solution, which was applied to the principal amount invested, net of redemptions, totaled EUR 1,380 million. It consisted of a replacement of assets whereby the private banking customers could exchange their investments in Optimal Strategic US for preference shares to be issued by the Group for the aforementioned amount, with an annual coupon of 2% and a call option that could be exercised by the issuer in year ten. At December 31, 2008, the Group determined that these events had to be considered to be adjusting events after the reporting period, as defined in IAS 10.3, because they provided evidence of conditions that existed at the end of the reporting period and, therefore, taking into account IAS 37.14, it recognized the pre-tax cost of this transaction for the Group (EUR 500 million -EUR 350 million after tax-) under Gains/Losses on financial assets and liabilities in the consolidated income statement for 2008.

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

At the time of its intervention, Madoff Securities was an authorized broker dealer, registered and overseen by the SEC and was also authorized as an investment advisor by the US Financial Industry Regulatory Authority (FINRA). As the SEC itself stated, Madoff Securities had been inspected regularly by the supervisor in recent years and at no time was its reputation or solvency questioned either by the market or by the US supervisory authorities.

On March 18, 2009, the Group issued the preference shares earmarked for the replacement of assets offered to the private banking customers affected by the intervention of Madoff Securities. The preference shares have been listed on the London Stock Exchange since March 23, 2009. The level of acceptance of the exchange proposal was close to 97%.

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

The agreement was reached following an analysis by the trustee of how Optimal had managed its investments with Madoff Securities, including a review of Optimal’s documents relating to the due diligence review, from which the trustee concluded that there were no grounds in Optimal’s conduct for bringing claims against the Optimal companies or against any other entity in the Santander Group (other than the claims for rebates mentioned previously, which were not related to any improper management by the funds).

The agreement contains the waiver of all clawback and other claims the trustee may have against the funds for any matters arising out of the funds’ investments with Madoff Securities. The trustee’s waiver applies to all potential claims against other Optimal companies, Santander Group companies and their investors, directors, agents and employees who agree to release the trustee and the Madoff Securities estate (in liquidation), to the extent the claims arise out of the funds’ dealings with Madoff Securities. It also releases the funds from potential clawback liability for any other withdrawals made by them from Madoff Securities.

The agreement between the trustee and the aforementioned Optimal funds was approved by the United States Bankruptcy Court in New York on June 16, 2009.

Madoff Securities is currently in liquidation in accordance with the Securities Investor Protection Act of 1970 at the United States Bankruptcy Court in New York. Bernard L. Madoff, the chief executive of Madoff Securities, pleaded guilty to perpetrating what was probably the greatest pyramid fraud in history and was sentenced to 150 years’ imprisonment.

In April 2011, by means of a corporate operation, the funds Optimal Strategic US Equity Series de Optimal Multiadvisors Ltd de Bahamas, Optimal Strategic US Equity Ireland Euro Fund de Optimal Multiadvisors Ireland Plc and Optimal Strategic US Equity Ireland US Dollar Fund de Optimal Multiadvisors Ireland Plc offered unitholders the possibility of voluntarily liquidating their units in the funds in exchange for shares in a special purpose entity in the Bahamas (SPV Optimal SUS Ltd.) to which Optimal Strategic US Equity Ltd., the company through which the aforementioned funds’ assets are held, transferred the full amount of the claim recognized by the trustee for the liquidation of Madoff Securities mentioned above, the nominal amount of which was USD 1,540,141,277.60, which was included in the SPV’s net assets.

This arrangement enabled the investors who so wished to take direct control of their proportional part of the claim against the insolvency estate of Madoff Securities and also afforded them the chance of being able to sell it directly or by means of a sales procedure through a private auction organized by OIS.

The corporate operation meant that 1,021 million shares of the 1,539 million issued by the SPV are now directly owned by the unitholders of the three aforementioned Optimal Strategic US Equity funds that accepted the exchange of their units in the fund for shares of the SPV. Furthermore, 991 million shares of those 1,021 million were sold in the subsequent private auction organized by OIS, while 30 million opted not to participate in the auction. The remaining fund unitholders decided to maintain their units in the funds and not participate in the corporate operation.

The price reached in the auction of the SPV shares was equal to 72.14% of the amount of the claim against BLMIS, which meant that those unitholders were able to recover approximately 35% of the value of their investment in the Optimal Strategic US Equity funds at October 30, 2008.

Santander Group, as unitholder of the Optimal Strategic US Equity funds, opted to accept the exchange and subsequent partial sale of a portion of its units in the funds, and it recognized in profit or loss for 2011, as a result of the cash proceeds from that sale, a recovery of approximately EUR 249 million of the initial loss.

Subsequently, in March 2012 the Optimal Strategic US Equity Series de Optimal Multiadvisors Ltd de Bahamas, Optimal Strategic US Equity Ireland Euro Fund de Optimal Multiadvisors Ireland Plc and Optimal Strategic US Equity Ireland Dollar Fund de Optimal Multiadvisors Ireland Plc funds once again offered a similar corporate operation to that performed in April 2011.

In the second half of 2012 the Group made additional sales of its interest in the SPV and, accordingly, at December 31, 2012, it held an interest of approximately 5.54% in the SPV through the Optimal Strategic US Equity Series fund.

As of the date of preparation of this report, certain claims had been filed in relation to this matter. The Group is currently assessing the appropriate legal action to be taken. As indicated above, the Group considers that it has at all times exercised due diligence and that these products have always been sold in a transparent way pursuant to applicable legislation and established procedures. Therefore, except for the two specific cases in which the decisions handed down partially upheld the claim based on the particular circumstances of these cases (which have been appealed against by the Bank), the risk of loss is considered to be remote.

•	On December 17, 2010, the Bank of New York Mellon Trust Company, National Association (“the Trustee”) filed a claim against Santander Holdings USA, Inc. (formerly Sovereign Bancorp, Inc.) (“Sovereign”) at the US District Court for the Southern District of New York (the “Court”) as the trustee of the Trust PIERS (Preferred Income Equity Redeemable Securities) under an indenture dated September 1, 1999 (the version in force at that date).

The claim alleged that the acquisition of Sovereign by Banco Santander on January 31, 2009 constituted a “change of control” of the Trust PIERS.

If the acquisition constituted a “change of control” in accordance with the definitions applicable to the Trust PIERS, Sovereign would be obliged to pay a considerably higher interest rate on the Sovereign subordinated debentures deposited in trust on behalf of the Trust PIERS holders, and the principal amount of the debentures would increase to USD 50 per debenture at the date on which the “change of control” took place.

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

Under the claim, the Court was asked to declare that the acquisition of Sovereign constituted a “change of control” under the indenture and to order payment of damages equal to the interest which, according to the claim, should have been paid by Sovereign to the Trust PIERS holders.

On December 13, 2011, the Court handed down a decision, granting the Trustee’s motion for summary judgment and denying the cross-motion filed by Sovereign. The Court ruled that the term “common stock” used in the “change of control” provision of the indenture did not include the ADSs and, accordingly, a “change of control” had occurred. The Court referred the matter of the payment of damages to a district court judge for investigation.

On September 12, 2012, the judge in charge of the investigation issued a report recommending that the interest rate of the Trust PIERS be set at 13.61% from January 31, 2009 and that the holders of Trust PIERS should be compensated with USD 305,626,022 for unpaid interest, USD 3,160,012.31 for lawyers’ fees and USD 130,150.23 for the interest on such expenses.

On November 23, 2012, Sovereign signed a “ Settlement Agreement” with the Trustee resolving all the disputes between the Trustee and Sovereign with respect to the claim filed.

The Settlement Agreement (i) acknowledges that a “change of control” occurred in accordance with the Trust indenture as a result of the acquisition, (ii) provides that the annual interest rate on the distributions made to the Trust PIERS holders from November 15, 2012 shall be 12.835%, (iii) requires Sovereign to carry out a takeover bid for all the Trust PIERS at a purchase price of USD 78.95 in cash per USD 50.00 and (iv) establishes that Sovereign may redeem the issue in full at any time from January 30, 2014. The Settlement Agreement also requires Sovereign to make additional offers to purchase the Trust PIERS within ten business days following each quarterly distribution from the settlement date until no Trust PIERS remain outstanding, at the same purchase price mentioned above.

On November 26, 2012, Sovereign announced to the Trust PIERS holders an offer in accordance with the requirements of the Settlement Agreement indicated in point (iii) of the preceding paragraph, which was completed on December 26, 2012, and approximately 40.4% of the outstanding aggregate liquidation amount of the Trust PIERS was accepted for purchase. In addition, under the Settlement Agreement, on December 26, 2012, the parties applied to discontinue proceedings at the US District Court for the Southern District of New York and, accordingly, this litigation is therefore concluded.

At December 31, 2011, the Group had recognized the estimated amount of the contingency with third parties (USD 139 million) due to this litigation, which includes the cumulative interest at 7.410% from January 31, 2009 to December 31, 2011 and the amount due to increasing the debentures to par (USD 50). In 2012 the Group recognized USD 163 million in the consolidated income statement in relation to the Settlement Agreement that resolved the contingency with non-Group third parties.

As of the date of this report, certain other less significant non-tax-related proceedings are also in progress.

The Bank and the other Group companies are subject to claims and, therefore, are party to certain legal proceedings incidental to the normal course of their business (including those in connection with lending activities, relationships with employees and other commercial or tax matters).

In this context, it must be considered that the outcome of court proceedings is uncertain, particularly in the case of claims for large or indeterminate amounts, those based on legal issues for which there are no precedents, those that affect a large number of parties or those at a very preliminary stage.

With the information available to it, the Group considers that at December 31, 2012, 2011 and 2010, it had reliably estimated the obligations associated with each proceeding and had recognized, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal situations. It also believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position or results of operations.

The total amount of payments made by the Group arising from litigation in 2012, 2011 and 2010 is not material with respect to these consolidated financial statements.

26.	Other liabilities

The detail of Other liabilities in the consolidated balance sheets is as follows:

	Millions of euros
	2012	2011	2010

Transactions in transit	784	866	321
Accrued expenses and deferred income	5,124	5,413	4,891
Other	2,054	3,237	2,388

	7,962	9,516	7,600

27.	Tax matters

a)	Consolidated Tax Group

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

b)	Years open for review by the tax authorities

At December 31, 2012, the Consolidated Tax Group had the years from 2005 to 2012 open for review in relation to the main taxes applicable to it.

The other entities have the corresponding years open for review, pursuant to their respective tax regulations.

The tax audit of 2003 and 2004 for the main taxes applicable to the Consolidated Tax Group was completed in April 2010. Most of the tax assessments issued were signed on a contested basis.

In 2012 the Group in Spain paid the amounts relating to the previous years’ taxes on deposits from credit institutions, without prejudice to the lodging of such appeals it considers necessary.

In 2012 there were no developments with a significant impact in connection with the tax disputes at various instances which were pending resolution at December 31, 2011.

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

The reconciliation of the income tax expense calculated at the tax rate applicable in Spain (30%) to the income tax expense recognized and the detail of the effective tax rate are as follows:

	Millions of euros
	2012	2011	2010

Consolidated operating profit/(loss) before tax:
From continuing operations	3,549	7,939	12,052
From discontinued operations	(6)	(23)	(25)

	3,543	7,916	12,027

Income tax at tax rate applicable in Spain (30%)	1,063	2,375	3,608
Effect of application of the various tax rates applicable in each country (*)	170	390	270
Of which:
Brazil	318	390	441
United Kingdom	(96)	(52)	(52)
United States	43	113	64
Chile	(108)	(112)	(129)
Effect of profit or loss of associates and jointly controlled entities	(128)	(17)	(5)
Effect of gains not subject to taxation (1)	(186)	(262)	—
Effect of deduction of goodwill in Brazil	(414)	(414)	(506)
Tax effect on local books of transactions eliminated on consolidation	(86)	(188)	(304)
Permanent differences	157	(107)	(138)

Current income tax	576	1,777	2,925

Effective tax rate	16.26%	22.45%	24.32%

Of which:
Continuing operations	575	1,776	2,923
Discontinued operations	1	1	2
Of which:
Current tax	3,022	3,211	2,610
Deferred tax	(2,447)	(1,434)	315
Taxes paid in the year	3,162	1,924	2,078

(*)	Calculated by applying the difference between the tax rate applicable in Spain and the tax rate applicable in each jurisdiction to the profit or loss contributed to the Group by the entities which operate in each jurisdiction.
(1)	Tax effect of the sale of Banco Santander Colombia, S.A. in 2012 and of SCUSA in 2011 (see Note 3)

d)	Tax recognized in equity

In addition to the income tax recognized in the consolidated income statement, the Group recognized the following amounts in consolidated equity:

	Millions of euros
	2012	2011	2010

Net tax credited (charged) to equity:
Measurement of available-for-sale fixed-income securities	113	396	387
Measurement of available-for-sale equity securities	(13)	51	134
Measurement of cash flow hedges	92	69	70
Measurement of entities accounted for using the equity method	(11)	4	—

	181	520	591

e)	Deferred taxes

Tax assets in the consolidated balance sheets includes debit balances with the Spanish Public Treasury relating to deferred tax assets. Tax liabilities includes the liability for the Group’s various deferred tax liabilities.

The detail of Tax assets - Deferred and Tax liabilities - Deferred is as follows:

	Millions of euros
	2012	2011	2010

Tax assets:	19,757	17,761	17,089
Of which:
Banco Santander (Brasil) S.A.	4,347	4,138	3,572
Santander Holdings USA, Inc.	1,374	1,506	1,933
Santander UK Group	150	431	656
Pre-retirements	1,081	866	887
Other pensions	458	692	806
Valuation adjustments	844	1,017	1,265

Tax liabilities:	2,857	3,073	4,312
Of which:
Banco Santander (Brasil) S.A.	395	458	626
Santander UK Group	325	268	409
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander	112	121	275
Santander Consumer Bank AG	106	102	85
Santander Holdings USA, Inc.	45	120	128
Valuation adjustments	757	547	678

The detail, by type, of the deferred tax assets and liabilities at December 31, 2012 is as follows:

Millions of euros

Tax losses and tax credits	7,643
Deductible temporary differences	12,114
Taxable temporary differences	(2,857)

The changes in Tax assets - Deferred and Tax liabilities - Deferred in the last three years were as follows:

	Millions of euros
	Balances at December 31, 2011	(Charge)/Credit to income	Foreign currency balance translation differences and other items	(Charge)/Credit to asset and liability revaluation reserve	Acquisitions for the year (net)	Balances at December 31, 2012

Deferred tax assets	17,761	2,211	(28)	(165)	(22)	19,757
Deferred tax liabilities	(3,073)	236	197	(247)	30	(2,857)

	14,688	2,447	169	(412)	8	16,900

	Millions of euros
	Balances at December 31, 2010	(Charge)/Credit to income	Foreign currency balance translation differences and other items	(Charge)/Credit to asset and liability revaluation reserve	Acquisitions for the year (net)	Balances at December 31, 2011

Deferred tax assets	17,089	1,081	(198)	(17)	(194)	17,761
Deferred tax liabilities	(4,312)	353	784	103	(1)	(3,073)

	12,777	1,434	586	86	(195)	14,688

	Millions of euros
	Balances at December 31, 2009	(Charge)/Credit to income	Foreign currency balance translation differences and other items	(Charge)/Credit to asset and liability revaluation reserve	Acquisitions for the year (net)	Balances at December 31, 2010

Deferred tax assets	15,827	72	882	233	75	17,089
Deferred tax liabilities	(3,667)	(387)	(381)	122	1	(4,312)

	12,160	(315)	501	355	76	12,777

f)	Other disclosures

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

a)	Breakdown

The detail, by Group company, of Equity - Non-controlling interests is as follows:

	Millions of euros
	2012	2011	2010

Banco Santander (Brasil) S.A.	5,147	3,606	3,557
Banco Santander - Chile	1,027	916	512
Banesto	645	573	504
Grupo Financiero Santander México, S.A. B de C.V.	1,314	5	6
Other companies	777	557	397

	8,910	5,657	4,976

Profit/(Loss) for the year attributable to non-controlling interests	762	788	921
Of which:
Banco Santander (Brasil) S.A.	585	517	539
Banco Santander - Chile	208	183	175
Banesto	(138)	3	57
Grupo Financiero Santander México, S.A. B de C.V.	59	2	130
Other companies	48	83	18

	9,672	6,445	5,897

b)	Changes

The changes in Non-controlling interests are summarized as follows:

	Millions of euros
	2012	2011	2010

Balance at beginning of year	6,445	5,897	5,203
Changes in scope of consolidation	27	132	105
Change in proportion of ownership interest	3,337	405	(731)
Dividends paid to non-controlling interests	(409)	(431)	(400)
Changes in capital and other items	(10)	57	6
Profit for the year attributable to non-controlling interests	762	788	921
Valuation adjustments (including exchange differences)	(480)	(403)	793

Balance at end of year	9,672	6,445	5,897

As described in Note 3, in 2010 the Bank acquired non-controlling interests previously held by third parties in Grupo Financiero Santander México, S.A.B. de C.V. and Santander BanCorp, which led to a total reduction of EUR 1,223 million in the balance of Non-controlling interests. Also, in the third quarter of 2010 the Group sold 2.616% of Banco Santander (Brasil) S.A.’s share capital. The selling price amounted to EUR 867 million, which gave rise to increases of EUR 162 million in Reserves and EUR 790 million in Non-controlling interests, and a decrease of EUR 85 million in Valuation adjustments - Exchange differences.

Also, in 2011 the Group sold 9.72% of the share capital of Banco Santander - Chile. The selling price amounted to USD 1,241 million, which gave rise to increases of EUR 434 million in Reserves and EUR 373 million in Non-controlling interests.

Finally, as indicated in Note 3, in 2012 the Group sold 24.9% of its ownership interest in Grupo Financiero Santander México, S.A.B. de C.V., thus giving rise to an increase of EUR 1,092 million in Reserves, EUR 1,493 million in Non-controlling interests and EUR 263 million in Valuation adjustments - Exchange differences.

Also, in January and March 2012 the Group transferred shares accounting for 4.41% and 0.77% of Banco Santander (Brasil) S.A. to two leading international financial institutions, generating an increase in the balance of Non-controlling interests of EUR 1,532 million (see Note 34).

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

Valuation adjustments - Available-for-sale financial assets includes the net amount of unrealized changes in the fair value of assets classified as available-for-sale financial assets (see Notes 7 and 8).

The breakdown, by type of instrument and geographical origin of the issuer, of Valuation adjustments - Available-for-sale financial assets at December 31, 2012, 2011 and 2010 is as follows:

	Millions of euros
	December 31, 2012				December 31, 2011				December 31, 2010
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value

Debt instruments
Government debt securities and debt instruments issued by central banks
Spain	68	(1,286)	(1,218)	29,288	125	(1,175)	(1,050)	29,976	272	(1,797)	(1,525)	27,050
Rest of Europe	112	(179)	(66)	10,891	18	(507)	(489)	4,959	19	(229)	(210)	3,871
Latin America and rest of the world	627	(37)	589	23,759	426	(48)	378	22,058	503	(211)	292	27,785
Private-sector debt securities	215	(184)	31	23,786	264	(352)	(88)	24,596	461	(347)	114	20,983

	1,022	(1,686)	(664)	87,724	833	(2,082)	(1,249)	81,589	1,255	(2,584)	(1,329)	79,689

Equity instruments
Domestic
Spain	201	(34)	167	1,233	68	(91)	(23)	1,433	82	(326)	(244)	1,878
International
Rest of Europe	75	(46)	29	1,135	111	(160)	(49)	1,279	47	(266)	(219)	1,325
United States	15	(5)	10	1,022	94	(35)	59	1,032	71	(32)	39	1,550
Latin America and rest of the world	265	(56)	209	1,152	352	(67)	285	1,280	543	(39)	504	1,793

	556	(141)	415	4,542	625	(353)	272	5,024	743	(663)	80	6,546
Of which:
Listed	311	(68)	243	1,849	424	(255)	169	2,745	569	(552)	17	4,089
Unlisted	245	(73)	172	2,693	201	(98)	103	2,279	174	(111)	63	2,457

	1,578	(1,827)	(249)	92,266	1,458	(2,435)	(977)	86,613	1,998	(3,247)	(1,249)	86,235

At each reporting date the Group assesses whether there is any objective evidence that the instruments classified as available-for-sale (debt securities and equity instruments) are impaired.

This assessment includes but is not limited to an analysis of the following information: i) the issuer’s economic and financial position, the existence of default or late payment, analysis of the issuer’s solvency, the evolution of its business, short-term projections, trends observed with respect to its earnings and, if applicable, its dividend distribution policy; ii) market-related information such as changes in the general economic situation, changes in the issuer’s sector which might affect its ability to pay; iii) changes in the fair value of the security analyzed, analysis of the origins of such changes - whether they are intrinsic or the result of the general uncertainty concerning the economy or the country - and iv) independent analysts’ reports and forecasts and other independent market information.

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

At the end of 2012 the Group performed the assessment described above and recognized in the consolidated income statement impairment losses of EUR 13 million in respect of debt instruments (2011: EUR 125 million; 2010: EUR 14 million) and of EUR 344 million in respect of equity instruments which had suffered a significant and prolonged fall in price at December 31, 2012 (2011: EUR 704 million; 2010: EUR 319 million). The impairment losses recognized on debt instruments in 2011 included EUR 106 million relating to Greek sovereign debt. In addition, the impairment losses recognized on equity instruments in 2011 included EUR 592 million relating to the impairment of the ownership interests in Iberdrola, S.A. and Assicurazioni Generali SpA. These equity instruments had suffered a significant and prolonged fall in price at December 31, 2011.

At the end of 2012, 93% of the losses recognized under Valuation adjustments - Available-for-sale financial assets arising from debt securities had been incurred in more than twelve months. Most of the losses on government debt securities recognized in the Group’s equity (approximately 97% of the total) related to the decline in value of Spanish and Portuguese government debt securities. This decline in value was not prompted by interest rate changes but rather by an increase in the credit risk spreads due to Eurozone debt market tensions exacerbated by the interventions in recent years of Ireland, Greece and Portugal; there had not been any default on payments of interest nor was there any evidence that the issuers would fail to continue to meet their payment obligations in the future, with respect both to principal and interest, and thus prevent recovery of the carrying amount of such securities.

At the end of 2012, 70% of the losses recognized under Valuation adjustments - Available-for-sale financial assets arising from equity instruments had been incurred in more than twelve months. After carrying out the aforementioned assessment, the Group concluded that, given its ability and intention to hold the securities in the long term, it did not expect the factors giving rise to the decline in value described above to have an impact on future cash flows and, therefore, no impairment loss was required to be recognized at year-end.

b)	Cash flow hedges

Valuation adjustments - Cash flow hedges includes the gains or losses attributable to hedging instruments that qualify as effective hedges. These amounts will remain under this heading until they are recognized in the consolidated income statement in the periods in which the hedged items affect it (see Note 11).

Accordingly, amounts representing valuation losses will be offset in the future by gains generated by the hedged instruments.

c)	Hedges of net investments in foreign operations and Exchange differences

Valuation adjustments - Hedges of net investments in foreign operations includes the net amount of changes in the value of hedging instruments in hedges of net investments in foreign operations, for the portion of these changes considered as effective hedges (see Note 11).

Valuation adjustments - Exchange differences includes the net amount of exchange differences arising on non-monetary items whose fair value is adjusted against equity and the differences arising on the translation to euros of the balances of the consolidated entities whose functional currency is not the euro (see Note 2.a).

The changes in 2012 reflect the effect arising from the depreciation of foreign currencies, mainly of the Brazilian real. The changes in 2011 and 2010 reflect the effect arising from the appreciation or depreciation of foreign currencies, mainly of sterling and the Brazilian real.

Of the change in the balance in these years, a loss of EUR 388 million in 2012 and EUR 771 million in 2011 and a gain of EUR 1,640 million in 2010 related to the measurement of goodwill.

The detail, by country, of Valuation adjustments - Hedges of net investments in foreign operations and Valuation adjustments - Exchange differences is as follows:

	Millions of euros
	2012	2011	2010

Net balance at end of year	(5,970)	(3,208)	(894)
Of which:
Arising on consolidation:
Subsidiaries:	(5,970)	(3,208)	(891)
Brazil Group	(2,627)	713	2,750
Chile Group	(80)	23	301
Mexico Group	(900)	(1,217)	(452)
Santander UK Group	(2,096)	(2,405)	(3,196)
Other	(267)	(322)	(294)
Associates	—	—	(3)

d)	Entities accounted for using the equity method

Valuation adjustments - Entities accounted for using the equity method includes the amounts of valuation adjustments recognized in equity arising from associates.

The net changes in Valuation adjustments - Entities accounted for using the equity method were as follows:

	Millions of euros
	2012	2011	2010

Balance at beginning of year	(95)	—	—
Revaluation gains (losses)	(61)	(38)	—
Net amounts transferred to profit or loss	21	—	—
Transfers	(17)	(57)	—

Balance at end of year	(152)	(95)	—

Of which:
Metrovacesa, S.A.	(55)	(34)	—
Zurich Santander Insurance América, S.L.	49	(14)	—
Santander Consumer USA	(92)	—	—

30.	Shareholders’ equity

Shareholders’ equity includes the amounts of equity contributions from shareholders, accumulated profit or loss recognized through the consolidated income statement, and components of compound financial instruments having the substance of permanent equity. Amounts arising from subsidiaries are presented in the appropriate items based on their nature.

The changes in Shareholders’ equity are presented in the consolidated statement of changes in total equity. Significant information on certain items of Shareholders’ equity and the changes therein in 2012 is set forth below.

31.	Issued capital

a)	Changes

At December 31, 2009, the share capital consisted of 8,228,826,135 shares with a total par value of EUR 4,114 million.

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

Following these transactions, at December 31, 2010 the Bank’s share capital was represented by 8,329,122,098 shares with a total par value of EUR 4,164.5 million.

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

At December 31, 2011, the Bank’s share capital consisted of 8,909,043,203 shares with a total par value of EUR 4,454.5 million.

On January 31, 2012 and May 2, 2012, the bonus issues through which the “Santander Dividendo Elección” programme is instrumented took place, whereby 167,810,197 and 284,326,000 shares (1.85% and 3.04% of the share capital, respectively) were issued, giving rise to bonus issues of EUR 83.9 million and EUR 142.2 million, respectively.

The shareholders at the annual general meeting on March 30, 2012 resolved to grant holders of “Valores Santander” (see Note 34.a) the option to request the voluntary conversion of their shares on four occasions prior to October 4, 2012, the date of their mandatory conversion. As a result of the exercise of this option, 73,927,779 shares were issued on June 7, 193,095,393 on July 5, 37,833,193 on August 7, 14,333,873 on September 6 and 200,311,513 on October 9, 2012, relating to capital increases of EUR 37 million, EUR 97 million, EUR 19 million, EUR 7 million and EUR 100 million, respectively.

Also, on July 31, 2012 and November 2, 2012, the bonus issues through which the “Santander Dividendo Elección” programme is instrumented took place, whereby 218,391,102 and 222,107,497 shares (2.22% and 2.15% of the share capital, respectively) were issued, giving rise to bonus issues of EUR 109.2 and EUR 111.1 million, respectively.

At December 31, 2012, the Bank’s share capital consisted of 10,321,179,750 shares with a total par value of EUR 5,161 million.

The Bank’s shares are listed on the Spanish Stock Market Interconnection System and on the New York, London, Milan, Lisbon, Buenos Aires and Mexico Stock Exchanges, and all of them have the same features and rights. At December 31, 2012, the only shareholders listed in the Bank’s shareholders register with ownership interests of more than 3% were State Street Bank & Trust (with a 8.31% holding), Chase Nominees Limited (with a 7.74% holding), The Bank of New York Mellon (with a 5.34% holding), EC Nominees Ltd. (with a 5.27% holding), and Caceis Bank (with a 3.10% holding). These ownership interests are held on behalf of customers, and the Bank is not aware of any of these ultimate shareholders individually holding a stake of 3% or more.

b)	Other considerations

The shareholders at the annual general meeting held on March 30, 2012 authorized additional share capital of EUR 2,269 million. The Bank’s directors have until March 30, 2015 to carry out capital increases up to this limit. The resolution empowers the board to fully or partially disapply the pre-emption right in accordance with the terms of Article 506 of the Spanish Limited Liability Companies Law (Ley de Sociedades de Capital), although this power is limited to EUR 908 million.

The shareholders at the annual general meeting of March 30, 2012 resolved to increase the Bank’s capital by a par value of EUR 500 million and granted the board the broadest powers to set the date and establish the terms and conditions of this capital increase within one year from the date of the aforementioned annual general meeting. If the board does not exercise the powers delegated to it within the period established by the annual general meeting, these powers will be rendered null and void.

In addition, the aforementioned annual general meeting authorized the board to issue fixed-income securities, convertible into or exchangeable for shares of the Bank, for up to a total of EUR 8,000 million or the equivalent amount in another currency. The Bank’s directors have until March 30, 2017 to execute this resolution.

At December 31, 2012, the shares of the following companies were listed on official stock markets: Banco Santander Río, S.A.; Grupo Financiero Santander México, S.A. B. de C.V.; Banco Santander - Chile; Cartera Mobiliaria, S.A., SICAV; Santander Chile Holding S.A.; Banco Santander (Brasil) S.A.; Banco Español de Crédito, S.A. and Bank Zachodni WBK S.A.

At December 31, 2012, the number of Bank shares owned by third parties and managed by Group management companies (mainly portfolio, collective investment undertaking and pension fund managers) was 44.2 million, which represented 0.43% of the Bank’s share capital. In addition, the number of Bank shares owned by third parties and received as security was 160.5 million (equal to 1.56% of the Bank’s share capital).

At December 31, 2012, the capital increases in progress at Group companies and the additional capital authorized by their shareholders at the respective general meetings were not material at Group level (see Appendix V).

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

The increase in the balance of Share premium in 2012, 2011 and 2010 relates to the capital increases detailed in Note 31.a. Specifically, in 2012 the share premium was increased by EUR 6,551 million as a result of the conversion of “Valores Santander” and was reduced by EUR 220 million in order to cater for the capital increases resulting from the “Santander Dividendo Elección” programme. Also, in 2012 an amount of EUR 141 million was transferred from the Share premium account to the Legal reserve (2011: EUR 24 million; 2010: EUR 10 million) (see Note 33.b.i).

33.	Reserves

a)	Definitions

Shareholders’ equity - Reserves - Accumulated reserves (losses) includes the net amount of the accumulated profit or loss recognized in previous years through the consolidated income statement that, in the distribution of profit, was appropriated to equity, and the own equity instrument issuance expenses and the differences between the selling price of treasury shares and the cost of acquisition thereof.

Shareholders’ equity - Reserves (losses) of entities accounted for using the equity method includes the net amount of the accumulated profit or loss generated in previous years by entities accounted for using the equity method, recognized through the consolidated income statement.

b)	Breakdown

The detail of Accumulated reserves and Reserves of entities accounted for using the equity method is as follows:

	Millions of euros
	2012	2011	2010

Accumulated reserves:
Restricted reserves-
Legal reserve	1,032	857	833
Reserve for treasury shares	1,549	821	737
Revaluation reserve Royal Decree-Law 7/1996	43	43	43
Reserve for retired capital	11	11	11
Voluntary reserves	125	1,246	1,745
Consolidation reserves attributed to the Bank	8,551	7,107	6,652
Reserves at subsidiaries	25,587	22,836	18,234

	36,898	32,921	28,255

Reserves of entities accounted for using the equity method:
Associates	255	59	52

	37,153	32,980	28,307

i.	Legal reserve

Under the Consolidated Spanish Limited Liability Companies Law, 10% of net profit for each year must be transferred to the legal reserve. These transfers must be made until the balance of this reserve reaches 20% of the share capital. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount.

In 2012 the Bank transferred EUR 141 million from the Share premium account and EUR 34 million of 2011 profit to the Legal reserve. In 2011 the Bank transferred EUR 24 million (2010: EUR 10 million) from the Share premium account to the Legal reserve. Consequently, once again, after the capital increases described in Note 31 had been carried out, the balance of the Legal reserve reached 20% of the share capital, and at December 31, 2012 the Legal reserve was at the stipulated level.

ii.	Reserve for treasury shares

Pursuant to the Consolidated Spanish Limited Liability Companies Law (Ley de Sociedades de Capital), a restricted reserve has been recognized for an amount equal to the carrying amount of the Bank shares owned by subsidiaries. The balance of this reserve will become unrestricted when the circumstances that made it necessary to record it cease to exist. Additionally, this reserve covers the outstanding balance of loans granted by the Group secured by Bank shares and the amount equivalent to loans granted by Group companies to third parties for the acquisition of treasury shares.

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

iv.	Reserves of subsidiaries and jointly controlled entities

The detail, by company, of Reserves of subsidiaries and jointly controlled entities, based on the companies’ contribution to the Group (considering the effect of consolidation adjustments) is as follows:

	Millions of euros
	2012	2011	2010

Banco Santander (Brasil), S.A. (Consolidated Group)	5,237	4,395	2,904
Santander UK Group	4,764	4,189	3,418
Banesto	4,327	4,341	4,195
Banco Santander - Chile	3,072	2,691	1,834
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander	2,104	2,399	1,931
Banco Santander Totta, S.A. (Consolidated Group)	1,860	1,985	1,949
Santander Consumer Finance Group	1,351	794	797
Santander Holdings USA	624	122	(41)
Santander Seguros y Reaseguros, Compañía Aseguradora, S.A.	387	432	331
Banco Banif, S.A.	349	307	274
Banco Santander (Suisse) SA	333	84	44
Cartera Mobiliaria, S.A., SICAV	329	334	336
Banco Santander International -	288	245	206
Santander Investment, S.A.	219	247	217
Banco Santander Río S.A.	61	(77)	(227)
Exchange differences, consolidation adjustments and other companies (*)	282	348	66

	25,587	22,836	18,234

Of which: restricted	2,241	1,815	1,563

(*)	Includes the charge relating to cumulative exchange differences in the transition to International Financial Reporting Standards.

34.	Other equity instruments and Treasury shares

a)	Other equity instruments

Other equity instruments includes the equity component of compound financial instruments, the increase in equity due to personnel remuneration, and other items not recognized in other Shareholders’ equity items.

At December 31, 2010 and 2011, Other equity instruments related mainly to “Valores Santander”, which are described below:

“Valores Santander”

In 2007, in order to partially finance the takeover bid launched on ABN AMRO, Santander Emisora 150, S.A. Sole-Shareholder Company issued securities mandatorily convertible into newly-issued ordinary shares of the Bank (“Valores Santander”) amounting to EUR 7,000 million. It was possible to exchange these securities voluntarily for Bank shares on October 4, 2011, 2010, 2009 and 2008 and they were mandatorily exchanged on October 4, 2012.

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

Subsequent to issue, Banco Santander, S.A. resolved on several occasions, in accordance with the prospectus, to change the conversion ratio of these securities. The latest revision was carried out in view of the bonus share issue which took place on July 30, through which the “Santander Dividendo Elección” programme was instrumented, and the new reference price of the shares of Banco Santander for conversion purposes was set at EUR 12.96 per share. Consequently, the new conversion ratio applicable to the “Valores Santander” was 385,802 shares of Banco Santander for each “Valor Santander”, the result of dividing the face value of each “Valor Santander” (EUR 5,000) by the aforementioned reference price (EUR 12.96).

The shareholders at the annual general meeting on March 30, 2012 resolved to grant holders of “Valores Santander” the option to request the voluntary conversion of their shares on four occasions prior to October 4, 2012, the date of their mandatory conversion. Specifically, holders of “Valores Santander” who so desired could request the conversion thereof in the 15 calendar days prior to June 4, July 4, August 4 and September 4, 2012. As a result of this option, on June 7, 2012 195,923 “Valores Santander” were voluntarily converted into Bank shares (July 5, 2012: 511,769 shares; August 7, 2012: 98,092 shares; September 6, 2012: 37,160 shares; October 9, 2012: 519,300 shares). This conversion caused a reduction of EUR 6,811 million in Other equity instruments and increases of EUR 260 million and EUR 6,551 million in Issued capital and Share premium, respectively.

In 2012 interest of EUR 226 million (2011: EUR 268 million; 2010: EUR 243 million) was paid on the “Valores Santander” with a charge to reserves. This interest was recognized under Other increases/(decreases) in equity in the consolidated statement of changes in total equity.

Agreement with Qatar Holding

In October 2010 several investors from the Emirate of Qatar subscribed and paid an issue launched by Banco Santander, S.A. of bonds mandatorily exchangeable for shares of Banco Santander (Brasil), S.A. The issue amounted to USD 2,819 million, of which Qatar Holding subscribed USD 2,719 million. The bonds mature on October 29, 2013, at which time they will be automatically exchanged for shares of Banco Santander (Brasil), S.A. equivalent to 5% of its share capital at the issue date. The exchange price is BRL 23.75 per share (domestic unit) and the bonds pay a coupon in US dollars of 6.75% per annum.

At the issue date, the Group recognized EUR 366 million, relating to the present value of the interest payable, under Financial liabilities at amortized cost - Marketable debt securities and the remaining amount (EUR 1,668 million) in equity under Other equity instruments - Equity component of compound financial instruments.

In January and March 2012 the Group transferred shares representing 4.41% and 0.77% of Banco Santander (Brasil) S.A. to two leading international financial institutions that have undertaken to deliver these shares to the holders of the bonds convertible into shares of Banco Santander (Brasil) S.A. issued by Banco Santander, S.A. in October 2010 upon the maturity of the bonds and under the terms laid down therein. As a result of these transactions, the balances of Other equity instruments and Valuation adjustments were reduced by EUR 1,668 million and EUR 26 million, respectively, and the balances of Reserves and Non-controlling interests increased by EUR 162 million and EUR 1,532 million, respectively, and, accordingly, there was no impact on Equity.

b)	Treasury shares

Shareholders’ equity - Treasury shares includes the amount of own equity instruments held by all the Group entities.

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

The Bank’s shares owned by the consolidated companies accounted for 0.474% of issued share capital at December 31, 2012 (December 31, 2011: 0.474%; December 31, 2010: 0.268%).

The average purchase price of the Bank’s shares in 2012 was EUR 5.49 per share and the average selling price was EUR 5.58 per share.

The effect on equity, net of tax, arising from the purchase and sale of Bank shares was an EUR 85 million increase in 2012 (2011: EUR 31 million reduction; 2010: EUR 18 million reduction).

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

Contingent liabilities includes all transactions under which an entity guarantees the obligations of a third party and which result from financial guarantees granted by the entity or from other types of contract. The detail is as follows:

	Millions of euros
	2012	2011	2010

Financial guarantees	14,437	15,417	18,395
Of which:
Financial bank guarantees	13,706	14,697	17,518
Doubtful guarantees	731	720	604
Irrevocable documentary credits	2,866	2,978	3,816
Other bank guarantees and indemnities provided	27,285	29,093	36,733
Other guarantees	27,089	28,937	29,331
Undertakings to provide bank guarantees	196	156	7,402
Other contingent liabilities	445	554	851
Assets earmarked for third-party obligations	108	108	108
Other contingent liabilities	337	446	743

	45,033	48,042	59,795

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

At December 31, 2012, the Group had recognized provisions of EUR 617 million to cover contingent liabilities (December 31, 2011: EUR 659 million; December 31, 2010: EUR 1,030 million) (see Note 25).

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

iii. Other contingent liabilities

Other contingent liabilities includes the amount of any contingent liability not included in other items.

b)	Contingent commitments

Contingent commitments includes those irrevocable commitments that could give rise to the recognition of financial assets.

The detail is as follows:

	Millions of euros
	2012	2011	2010

Drawable by third parties	187,664	181,559	179,964
Financial asset forward purchase commitments	891	307	1,589
Regular way financial asset purchase contracts	15,040	2,324	2,702
Securities subscribed but not paid	15	20	26
Securities placement and underwriting commitments	5	5	21
Documents delivered to clearing houses	12,132	10,925	17,410
Other contingent commitments	295	242	1,997

	216,042	195,382	203,709

c)	Off-balance-sheet funds under management

The detail of off-balance-sheet funds managed by the Group is as follows:

	Millions of euros
	2012	2011	2010

Investment funds	89,176	102,611	113,510
Pension funds	10,076	9,645	10,965
Assets under management	18,889	19,200	20,314

	118,141	131,456	144,789

d)	Third-party securities held in custody

At December 31, 2012, the Group held in custody debt securities and equity instruments totaling EUR 725,609 million (December 31, 2011: EUR 768,917 million) entrusted to it by third parties.

36.	Derivatives - Notional amounts and market values of trading and hedging derivatives

The detail of the notional and/or contractual amounts and the market values of the trading and hedging derivatives held by the Group is as follows:

	Millions of euros
	2012		2011		2010
	Notional amount	Market value	Notional amount	Market value	Notional amount	Market value

Trading derivatives:
Interest rate risk-
Forward rate agreements	324,031	(7)	205,780	(13)	63,575	(19)
Interest rate swaps	2,114,198	2,942	2,344,783	366	2,097,581	481
Options and futures	655,091	(487)	782,874	(171)	923,975	(839)
Credit risk-
Credit default swaps	90,119	18	107,026	(60)	133,841	(65)
Foreign currency risk-
Foreign currency purchases and sales	187,976	278	232,619	(122)	165,747	(2,226)
Foreign currency options	49,442	(18)	50,376	32	41,419	(182)
Currency swaps	277,392	(436)	226,042	(157)	183,109	838
Securities and commodities derivatives and other	149,737	(1,714)	187,497	(460)	241,185	(198)

	3,847,986	576	4,136,997	(585)	3,850,432	(2,210)

Hedging derivatives:
Interest rate risk-
Interest rate swaps	195,416	2,154	179,010	2,546	211,964	1,225
Options and futures	8,006	19	2,169	34	5,506	25
Credit risk-
Credit default swaps	833	(7)	1,405	50	1,808	(7)
Foreign currency risk-
Foreign currency purchases and sales	24,758	(278)	3,351	(8)	3,875	(4)
Foreign currency options	24,740	(34)	37,724	(9)	30,989	(294)
Currency swaps	38,895	(399)	21,931	981	26,913	748
Securities and commodities derivatives and other	278	37	443	(140)	985	(100)

	292,926	1,492	246,033	3,454	282,040	1,593

	4,140,912	2,068	4,383,030	2,869	4,132,472	(617)

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

The detail of the cumulative credit risk exposure, by type of financial derivative, is as follows:

	Millions of euros
	2012	2011	2010

Credit derivatives	1,177	2,500	1,455
Securities derivatives	4,544	3,986	4,076
Fixed-income derivatives	143	136	135
Currency derivatives	33,389	37,241	31,560
Interest rate derivatives	127,614	116,871	59,324
Commodities derivatives	459	877	580
Collateral received	(10,555)	(11,508)	(6,873)

Total gross risk	156,771	150,103	90,258

Total net risk	52,184	53,358	46,893

Cumulative credit risk exposure is presented in terms of Credit Risk Equivalent (CRE). CRE is defined as the sum of net replacement value (market value in the case of derivatives) plus the maximum potential value of the contracts in the future. This measurement is used for managing counterparty risk.

The notional amounts and fair values of the hedging derivatives, by type of hedge, is as follows:

	Millions of euros
	2012		2011		2010
	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value

Fair value hedges	195,486	1,975	158,096	3,924	212,705	2,174
Cash flow hedges	56,311	(209)	57,034	(461)	43,090	(285)
Hedges of net investments in foreign operations	41,129	(274)	30,903	(9)	26,245	(296)

	292,926	1,492	246,033	3,454	282,040	1,593

Following is the description of the main hedges (including the results of the hedging instrument and the hedged item attributable to the hedged risk):

i. Fair value and cash flow hedges

Micro-hedges

The Group hedges the interest rate risk of the liabilities guaranteed by Banco Santander S.A. At 2012 year-end, the Group held derivative contracts to hedge the interest rate risk of issues with an equivalent euro notional amount of EUR 41,143 million. Of this amount, EUR 35,741 million were denominated in euros, EUR 3,389 million in US dollars and EUR 1,481 million in pounds sterling. At 2012 year-end, the fair value of these hedging derivatives gave rise to a gain of EUR 2,729 million which offset the losses recognized as a result of the measurement of the hedged items based on the related interest rate risk. The net result was a loss of EUR 101.3 million, already recognized in the consolidated income statement.

Interest rate risk hedges of portfolios of financial instruments

The main hedges of portfolios of financial instruments in the Group are described below:

•	Hedges for the purpose of eliminating exposure to the interest rate risk of mortgage loan portfolios.

•	Hedges for the purpose of covering the interest rate risk of issued liabilities (issues of subordinated debt and mortgage-backed bonds (cédulas hipotecarias), senior debt, preference shares, etc.).

•	Interest rate risk hedges of portfolios of fixed-rate consumer loans.

•	Hedges for the purpose of covering the interest rate risk of sovereign debt portfolios in various currencies (euros and pounds sterling).

•	Hedges for the purpose of covering the interest rate risk of fixed-rate loans and reverse repurchase agreements with wholesale customers.

•	Hedges for the purpose of covering the interest rate risk of floating rate deposits from financial institutions.

These hedges are documented at Santander UK plc, Banesto, Santander Consumer Finance Group, Bank Zachodni WBK S.A., Banco Santander (Brasil) S.A. and Santander Holdings USA Inc.

At 2012 year-end, the Group had arranged fair value hedges and cash flow hedges to hedge the interest rate or cash flow risk of portfolios of financial instruments. In fair value hedges, the gains or losses on the hedged items are recognized in assets or liabilities under Changes in the fair value of hedged items in portfolio hedges of interest rate risk.

At 2012 year-end, gains of EUR 2,274 million and losses of EUR 598 million were recognized as a result of the measurement of the items hedged by these fair value macro-hedges.

In 2012 a net gain of EUR 344 million was recognized in the consolidated income statement as a result of the measurement of hedges qualifying for hedge accounting (micro-hedges and macro-hedges); this amount resulted from a gain of EUR 1,265 million on hedged items and a loss of EUR 921 on hedging derivatives.

In 2011 a net loss of EUR 83 million was recognized in the consolidated income statement as a result of the measurement of hedges qualifying for hedge accounting (a gain of EUR 1,461 million on hedging derivatives and a loss of EUR 1,544 million on hedged items). In 2010, in turn, a net loss of EUR 1 million was recognized (a gain of EUR 585 million on hedged items and a loss of EUR 586 on hedging derivatives).

The fair value of the cash flow hedges, net of the related tax effect, is recognized under Valuation adjustments - Cash flow hedges in the Group’s equity. The detail of the terms, from December 31, 2012, within which the amounts recognized under Valuation adjustments - Cash flow hedges in equity will be recognized in the consolidated income statements in the coming years is as follows:

	Millions of euros
2012	Less than 1 year	1 to 5 years	After 5 years	Total

Debit balances (losses)	(152)	(30)	(37)	(219)

ii. Foreign currency hedges (net investments in foreign operations)

As part of its financial strategy, the Group hedges the foreign currency risk arising from its investments in non-euro-zone countries. To this end, it arranges foreign currency derivatives in order to take a long position in euros vis-à-vis the local currency of the investment.

At 2012 year-end, the Group held foreign currency options in this connection with an equivalent euro notional amount of EUR 12,370 million, of which EUR 10,468 million were denominated in Brazilian reais and EUR 1,902 million in Polish zloty. In 2012 losses amounting to EUR 571 million, which arose from the settlement of options that were exercised, were taken to equity. At 2012 year-end, the market value of the options not yet exercised represented an unrealized net loss of EUR 33 million. In addition to foreign currency options, the Group also arranged other hedging derivatives to round off its hedging of the structural foreign currency risk of its foreign currency investments: Chilean pesos for a notional amount of EUR 2,327 million, which gave rise to a loss of EUR 360 million in 2011; Brazilian reais for a notional amount of EUR 2,722 million, with a loss of EUR 377 million; and Mexican pesos for a total notional amount of EUR 4,172 million, with a loss of EUR 266 million.

Lastly, in addition to these hedges involving derivatives, foreign currency spot sales were made to offset structural foreign currency risk. By currency, spot sales were made of US dollars against euros, which amounted to EUR 1,805 million and gave rise to a gain of EUR 38 million, and of pounds sterling against euros, which totaled EUR 6,377 million and gave rise to a loss of EUR 170 million.

At 2011 year-end, the Group held foreign currency options in this connection with an equivalent euro nominal value of EUR 16,688 million, of which EUR 14,456 million were denominated in Brazilian reais, EUR 942 million in Mexican pesos and EUR 1,290 million in Polish zloty. In 2011 losses amounting to EUR 83 million arising from the settlement of options that were exercised in the year were taken to equity. At 2011 year-end, the market value of the options not yet exercised represented an unrealized loss of EUR 71 million. In addition to these foreign currency options, the Group also arranged other hedging derivatives to round off its strategy for hedging the structural foreign currency risk of its investments in the following currencies: Chilean pesos for a total notional amount of EUR 3,515 million, which gave rise to a gain of EUR 95 million in 2011; pounds sterling for a notional amount of EUR 5,604 million, which gave rise to a loss of EUR 168 million in 2011; and Mexican pesos for a total notional amount in currency swaps of EUR 2,880 million, with a gain of EUR 86 million.

Lastly, in addition to these hedges involving derivatives, the structural currency risk of the underlying carrying amount in US dollars was neutralized by hedging it directly through the spot sale of US dollars against euros, for a total amount of EUR 2,216 million, which gave rise to a loss of EUR 195 million in 2011.

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

In line with the purpose of hedging the underlying carrying amount of currency holdings, the overall gains or losses obtained from the aforementioned hedges are offset from an equity position by valuation adjustments in euros of the Group’s investments in its investees.

37.	Discontinued operations

No significant operations were discontinued in 2012, 2011 or 2010.

a)	Profit or loss and net cash flows from discontinued operations

The detail of the profit or loss from discontinued operations is set forth below.

The comparative figures were restated in order to include the operations classified as discontinued:

	Millions of euros
	2012	2011	2010

Interest income/(charges)	8	15	33
Net fee and commission income	–	2	2

Total income	8	17	35
Personnel expenses	(2)	(5)	(6)
Other general administrative expenses	(4)	(8)	(9)
Depreciation and amortization	–	(2)	(1)
Impairment losses on financial assets	(10)	(23)	(37)

Loss from operations	(8)	(21)	(18)
Gains (losses) on disposal of assets not classified as non-current assets held for sale	2	(2)	(7)

Loss before tax	(6)	(23)	(25)

Income tax	(1)	(1)	(2)

Profit (loss) from discontinued operations	(7)	(24)	(27)

Additionally, following is a detail of the net cash flows attributable to the operating, investing and financing activities of discontinued operations.

	Millions of euros
	2012	2011	2010

Cash and cash equivalents at beginning of year	–	–	–
Cash flows from operating activities	–	2	(2)
Cash flows from investing activities	–	(2)	2
Cash flows from financing activities	–	–	–

Cash and cash equivalents at end of year	–	–	–

b)	Earnings per share relating to discontinued operations

The earnings per share relating to discontinued operations were as follows:

	2012	2011	2010

Basic earnings per share (euros)	(0.00)	(0.00)	(0.00)
Diluted earnings per share (euros)	(0.00)	(0.00)	(0.00)

38.	Interest and similar income

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

The detail of the main interest and similar income items earned in 2012, 2011 and 2010 is as follows:

	Millions of euros
	2012	2011	2010

Balances with the Bank of Spain and other central banks	2,693	3,192	1,933
Loans and advances to credit institutions	1,034	1,061	1,045
Debt instruments	7,093	7,406	6,232
Loans and advances to customers	46,360	46,909	41,854
Insurance contracts linked to pensions (Note 25)	45	86	90
Other interest	1,799	2,202	1,753

	59,024	60,856	52,907

39.	Interest expense and similar charges

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

The detail of the main items of interest expense and similar charges accrued in 2012, 2011 and 2010 is as follows:

	Millions of euros
	2012	2011	2010

Balances with the Bank of Spain and other central banks	522	448	304
Deposit from credit institutions	1,968	2,427	1,369
Customer deposits	16,403	16,819	13,446
Marketable debt securities	7,277	6,430	4,959
Subordinated liabilities (Note 23)	1,650	1,940	2,230
Provisions for pensions (Note 25)	398	357	481
Other interest	659	1,614	894

	28,877	30,035	23,683

40.	Income from equity instruments

Income from equity instruments includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.

The detail of Income from equity instruments is as follows:

	Millions of euros
	2012	2011	2010

Equity instruments classified as:
Financial liabilities held for trading	290	268	242
Available-for-sale financial assets	133	126	120

	423	394	362

41.	Income for companies accounted for using the equity method

Income for companies accounted for using the equity method comprises the amount of profit or loss attributable to the Group generated during the year by associates.

The detail of Income for companies accounted for using the equity method is as follows:

	Millions of euros
	2012	2011	2010
Santander Consumer USA Inc.	349	—	—
Zurich Santander Insurance América, S.L.	134	59	—
Metrovacesa, S.A.	(100)	—	—
Other companies	44	(2)	17

	427	57	17

42.	Fee and commission income

Fee and commission income comprises the amount of all fees and commissions accruing in favor of the Group in the year, except those that form an integral part of the effective interest rate on financial instruments.

The detail of Fee and commission income is as follows:

	Millions of euros
	2012	2011	2010

Collection and payment services:
Bills	336	317	316
Demand accounts	1,209	1,028	995
Cards	2,793	2,348	1,980
Cheques and other	226	290	286
Orders	347	432	351

	4,911	4,415	3,928

Marketing of non-banking financial products:
Investment funds	1,074	1,195	1,198
Pension funds	143	145	152
Insurance	2,473	2,493	2,161

	3,690	3,833	3,511

Securities services:
Securities underwriting and placement	204	204	302
Securities trading	323	337	310
Administration and custody	214	217	222
Asset management	103	77	84

	844	835	918

Other:
Foreign exchange	229	252	178
Financial guarantees	484	501	530
Commitment fees	282	233	213
Other fees and commissions	2,387	2,680	2,403

	3,382	3,666	3,324

	12,827	12,749	11,681

43.	Fee and commission expense

Fee and commission expense shows the amount of all fees and commissions paid or payable by the Group in the year, except those that form an integral part of the effective interest rate on financial instruments.

The detail of Fee and commission expense is as follows:

	Millions of euros
	2012	2011	2010

Fees and commissions assigned to third parties	1,664	1,449	1,223
Of which: Cards	1,251	1,034	842
Brokerage fees on lending and deposit transactions	36	44	42
Other fees and commissions	819	784	681

	2,519	2,277	1,946

44.	Gains/losses on financial assets and liabilities

Gains/losses on financial assets and liabilities includes the amount of the valuation adjustments of financial instruments, except those attributable to interest accrued as a result of application of the effective interest method and to allowances, and the gains or losses obtained from the sale and purchase thereof.

a)	Breakdown

The detail, by origin, of Gains/losses on financial assets and liabilities is as follows:

	Millions of euros
	2012	2011	2010

Other financial instruments at fair value through profit or loss (*)	159	21	70
Financial instruments not measured at fair value through profit or loss	1,789	803	791
Of which: Available-for-sale financial assets	915	627	1,020
Of which:
Debt instruments	576	328	438
Equity instruments	339	299	582
Of which: Other	874	176	(229)
Of which:
Due to exchange and repurchase of securities	870	144	—
Hedging derivatives and other	(79)	(99)	(9)
Other financial assets and liabilities held for trading (*)	1,460	2,113	1,312

	3,329	2,838	2,164

(*)	Includes the net gain or loss arising from transactions involving debt securities, equity instruments and derivatives included in this portfolio, since the Group manages its risk in these instruments on a global basis.

Due to exchange and repurchase of securities

On January 1, 2010, Banco Santander, S.A. invited the holders of subordinated bonds (corresponding to 13 different series issued by various Group entities, with a combined outstanding principal amount of approximately EUR 3,300 million) to submit offers for the sale of all or part of their securities, to be purchased in cash by Banco Santander. The level of acceptance of the invitation was approximately 60% and the total nominal amount of the securities accepted for purchase was approximately EUR 2,000 million.

Also, on February 17, 2010, Banco Santander, S.A. invited the holders of perpetual subordinated bonds issued by Santander Perpetual, S.A. (Sole-Shareholder Company), with a combined outstanding nominal amount of approximately USD 1,500 million (of which Santander holds approximately USD 350 million) to submit offers for the sale of all or part of their securities, to be purchased in cash by Banco Santander, S.A. The nominal amount accepted was USD 1,093 million, 95% of the total targeted by the offer.

These transactions did not give rise to any significant gains or losses in 2010.

On November 15, 2011, Banco Santander, S.A. offered the holders of subordinated bonds issued by Santander Issuances, S.A. (Sole-Shareholder Company) with a combined outstanding nominal amount of approximately EUR 5,499 million and GBP 1,143 million the possibility of exchanging these securities for newly-issued, non-subordinated fixed-income securities of the Group denominated in pounds sterling and euros. Holders of securities with a cumulative nominal amount of EUR 1,256 million and GBP 217 million subscribed to this exchange. Since the characteristics of the securities received and delivered in the exchange differ substantially, the Group wrote down the original financial liability and recognized a new financial liability for the securities delivered, and credited to income an amount of EUR 144 million (EUR 100 million net of the related tax effect) relating to the difference between the carrying amount of the financial liability written down and the fair value of the consideration delivered.

In 2012 the Group performed several securities exchange and repurchase transactions for which EUR 870 million were credited to income. In July 2012 the Group offered the holders of certain securities issued by Santander UK plc the possibility of exchanging these securities for newly-issued Santander UK plc securities; in August 2012 Banco Santander, S.A. and Santander Financial Exchanges Limited invited the holders of securities of various issues of Santander Finance Preferred, S.A. (Sole-Shareholder Company), Santander Perpetual, S.A. (Sole-Shareholder Company) and Santander Issuances, S.A. (Sole-Shareholder Company) to submit offers for the sale of their securities, to be purchased in cash; in February 2012 Banco Español de Crédito, S.A. offered the holders of preference shares of various issues the possibility of exchanging these securities for securities of a new non-convertible bond issue and, in September 2012, Banco Español de Crédito, S.A. offered the holders of securities of various issues to submit an offer for the sale of their securities, to be purchased in cash.

b)	Financial assets and liabilities at fair value through profit or loss

The detail of the amount of the asset balances is as follows:

	Millions of euros
	2012	2011	2010

Loans and advances to credit institutions	20,115	9,337	35,047
Loans and advances to customers	23,098	19,804	8,532
Debt instruments	46,561	55,353	62,475
Equity instruments	6,180	5,209	17,119
Derivatives	110,319	102,498	73,069

	206,273	192,201	196,242

The foregoing table shows the maximum credit risk exposure of these assets. The Group mitigates and reduces this exposure as follows:

•	With respect to derivatives, the Group has entered into framework agreements with a large number of credit institutions and customers for the netting-off of asset positions and the provision of collateral for non-payment. For derivatives arranged with customers, the Group also applies a risk premium accrual policy.

At December 31, 2012, the actual credit risk exposure of the derivatives was EUR 52,184 million (see Note 36).

•	Loans and advances to credit institutions and Loans and advances to customers included reverse repos amounting to EUR 35,020 million at December 31, 2012.

Also, mortgage-backed assets totaled EUR 4,153 million.

•	Debt instruments include EUR 38,809 million of Spanish and foreign government securities.

At December 31, 2012, the amount of the change in the year in the fair value of financial assets at fair value through profit or loss attributable to variations in their credit risk (spread) was not material.

The detail of the amount of the liability balances is as follows:

	Millions of euros
	2012	2011	2010

Deposits from central banks	(2,142)	(9,250)	(12,942)
Deposits from credit institutions	(19,154)	(17,519)	(47,634)
Customer deposits	(37,535)	(43,556)	(34,991)
Marketable debt securities	(4,905)	(8,262)	(4,644)
Short positions	(15,181)	(10,187)	(12,302)
Derivatives	(109,743)	(103,083)	(75,279)

	(188,660)	(191,857)	(187,792)

The difference between the amount recognized as liabilities at fair value and the amount which the Group would contractually be required to pay to the holders of the related obligations at maturity, in other than derivative transactions, was EUR 71 million at December 31, 2012.

45.	Exchange differences

Exchange differences shows basically the gains or losses on currency dealings, the differences that arise on translations of monetary items in foreign currencies to the functional currency, and those disclosed on non-monetary assets in foreign currency at the time of their disposal.

46.	Other operating income and Other operating expenses

Other operating income and Other operating expenses in the consolidated income statements include:

	Millions of euros
	2012	2011	2010

Insurance activity	593	392	378
Income from insurance and reinsurance contracts issued	5,541	6,748	7,162
Of which:
Insurance and reinsurance premium income	4,667	6,547	6,845
Reinsurance income (Note 15)	874	201	317
Expenses of insurance and reinsurance contracts	(4,948)	(6,356)	(6,784)
Of which:
Claims paid and other insurance-related expenses	(4,440)	(4,852)	(5,816)
Net provisions for insurance contract liabilities	(323)	(1,202)	(689)
Reinsurance premiums paid	(185)	(302)	(279)
Non-financial services	137	151	135
Sales and income from the provision of non-financial services	369	400	340
Cost of sales	(232)	(249)	(205)
Other operating income and expenses	(622)	(525)	(407)
Other operating income	783	902	693
Of which, fees and commissions offsetting direct costs	130	119	70
Other operating expenses	(1,405)	(1,427)	(1,100)
Of which, Deposit Guarantee Fund	(530)	(346)	(307)

	108	18	106

Most of the Bank’s insurance activity is carried on in life insurance.

47.	Personnel expenses

a)	Breakdown

The detail of Personnel expenses is as follows:

	Millions of euros
	2012	2011	2010

Wages and salaries	7,356	7,399	6,636
Social security costs	1,354	1,314	1,188
Additions to provisions for defined benefit pension plans (Note 25)	145	138	146
Contributions to defined contribution pension funds (Note 25)	156	138	151
Share-based remuneration costs	133	185	153
Of which, Bank directors	4	4	5
Other Personnel expenses	1,179	1,152	1,055

	10,323	10,326	9,329

b)	Headcount

The average number of employees in the Group, by professional category, was as follows:

	Average number of employees (**)
	2012	2011	2010

The Bank:
Senior management (*)	96	100	100
Other line personnel	16,545	16,502	16,289
Clerical staff	2,845	3,048	3,284
General services personnel	29	30	31

	19,515	19,680	19,704
Banesto	8,762	9,049	9,272
Rest of Spain	6,708	7,236	6,749
Santander UK plc	20,499	20,241	18,845
Banco Santander (Brasil) S.A.	53,543	53,431	53,829
Other companies (**)	79,752	77,596	64,510

	188,779	187,233	172,909

(*)	Categories of deputy assistant executive vice presidents and above, including senior management.
(**)	Excluding personnel assigned to discontinued operations.

The functional breakdown, by gender, at December 31, 2012 is as follows:

	Functional breakdown by gender
	Senior executives		Other executives		Other personnel
	Men	Women	Men	Women	Men	Women

Continental Europe	1,541	385	6,450	3,115	23,627	26,597
United Kingdom	131	26	1,070	435	9,376	14,327
Latin America	695	111	5,223	2,952	37,776	52,926

	2,367	522	12,743	6,502	70,779	93,850

The same information, expressed in percentage terms at December 31, 2012, is as follows:

	Functional breakdown by gender
	Senior executives		Other executives		Other personnel
	Men	Women	Men	Women	Men	Women

Continental Europe	80%	20%	67%	33%	47%	53%
United Kingdom	83%	17%	71%	29%	40%	60%
Latin America	86%	14%	64%	36%	42%	58%

	83%	17%	66%	34%	43%	57%

The labor relations between employees and the various Group companies are governed by the related collective labor agreements or similar regulations.

c)	Share-based payments

The main share-based payments granted by the Group at December 31, 2012, 2011 and 2010 are described below.

i.	Bank

In recent years, as part of the deferred variable remuneration, the Group has set up remuneration systems tied to the performance of the stock market price of the shares of the Bank, based on the achievement of certain targets indicated below:

	Number of shares (in thousands)	Year granted	Employee group	Number of persons	Date of commencement of exercise period	Date of expiry of exercise period

Plans outstanding at 01/01/10	51,726

Shares delivered (Plan I10)	(12,947)	2007	Executives	(4,930)	06/23/07	07/31/10
Options cancelled, net (Plan I10)	(2,790)	2007	Executives	(577)	06/23/07	07/31/10
Options granted (Plan I13)	19,613	2010	Executives	6,782	06/11/10	07/31/13

Plans outstanding at 12/31/10	55,602

Shares delivered (Plan I11)	(13,472)	2008	Executives	(5,379)	06/21/08	07/31/11
Options cancelled, net (Plan I11)	(3,650)	2008	Executives	(392)	06/21/08	07/31/11
Options granted (Plan I14)	16,286	2011	Executives	6,500	06/17/11	07/31/14

Plans outstanding at 12/31/11	54,766

Shares delivered (Plan I12)	(5,056)	2009	Executives	(5,749)	06/19/09	07/31/12
Options cancelled, net (Plan I12)	(13,811)	2009	Executives	(761)	06/19/09	07/31/12
Options cancelled, net (Plan I14)	(1,810)	2011	Executives	199	06/17/11	07/31/14

Plans outstanding at 12/31/12	34,089

Of which:
Plan I13	19,613	2010	Executives	6,782	06/11/10	07/31/13
Plan I14	14,476	2011	Executives	6,699	06/17/11	07/31/14

Long-term incentive policy

At the board meeting on March 26, 2007, following the report of the appointments and remuneration committee, the Bank’s directors approved a long-term incentive policy aimed at the Bank’s executive directors and certain executive personnel of the Bank and of other Group companies. This policy, through which the deferred share-based variable remuneration is paid, includes Bank share-based payments, and its implementation requires, in conformity with the law and the Bank’s Bylaws, specific resolutions to be adopted by the general meeting.

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

The plans shaping the aforementioned incentive policy are as follows: (i) performance share plan; (ii) obligatory investment share plan; (iii) deferred conditional delivery share plan and (iv) deferred conditional variable remuneration plan. The characteristics of the plans are set forth below:

(i) Performance share plan

The deferred share-based variable remuneration is instrumented through a multiannual incentive plan, which is payable in shares of the Bank. The beneficiaries of the plan are the executive directors and other members of senior management, together with any other Group executives determined by the board of directors or, when delegated by it, the executive committee, except for Plan PI14 (the executive directors and senior executives who participate in the deferred conditional variable remuneration plan are not beneficiaries of PI14).

This plan involves successive three-year cycles of share deliveries to the beneficiaries, so that each year one cycle will begin and, from 2009 onwards, another cycle will also end. The aim is to establish an adequate sequence between the end of the incentive programme linked to the previous Plan I06 and the successive cycles of this plan. Thus, the first two cycles commenced in July 2007, the first cycle having a duration of two years (PI09) and the second cycle having a standard three-year term (PI10). In June 2008, 2009, 2010 and 2011 the third, fourth, fifth and sixth and final cycles of the performance share plan (PI11, PI12, PI13 and Pl14, respectively) were approved. On July 31, 2009, 2010, 2011 and 2012 the first, second, third and fourth cycles (Pl09, Pl10, Pl11 and P12, respectively) were cancelled.

For each cycle a maximum number of shares is established for each beneficiary who remains in the Group’s employ for the duration of the plan. The target, which, if met, will determine the number of shares to be delivered, is defined by comparing the Group’s performance with that of a benchmark group of financial institutions and is linked to only one parameter, namely Total Shareholder Return (TSR). With regard to the plans approved until June 2008, the targets, which, if met, determined the number of shares to be delivered, were defined by comparing the Group’s performance with that of a benchmark group of financial institutions and were linked to two parameters, namely Total Shareholder Return (TSR) and growth in Earnings per Share (EPS).

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

At the end of the cycle of plan Pl13, the TSR for Santander and each of the benchmark entities will be calculated and the results will be ranked from first to last, thereby determining the percentage of shares to be delivered, based on the following scale and in accordance with Santander’s relative position among the group of benchmark financial institutions:

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

The fair value of the equity instruments granted under these plans is EUR 175 million, and this amount is being charged to Personnel expenses, with a credit to equity, over the specific period in which the beneficiaries provide their services to the Group.

Plan I12 matured in 2012. As established in the aforementioned plan, the number of shares received by each beneficiary was determined by the degree of achievement of the targets to which Plan I11 was tied and, since it fell short of the maximum number established, the unearned options were cancelled.

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

This plan, which was discontinued in 2010, is structured in three-year cycles. The beneficiaries of the plan must use 10% of their gross annual variable cash-based remuneration (or bonus) to acquire shares of the Bank in the market (the “Obligatory Investment”). As resolved by the shareholders at the relevant general meeting, the obligatory investments were made before February 29, 2008, February 28, 2009 and February 28, 2010, respectively.

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

The shareholders at the annual general meetings held on June 17, 2011 and March 30, 2012 approved the second and third cycle of this plan, respectively. The beneficiaries are the executives or employees of the Group whose variable remuneration or annual bonus for 2011 and 2012, respectively, generally exceeds EUR 0.3 million (gross), with a view to deferring a portion of the aforementioned variable remuneration or bonus over a period of three years in which it will be paid in Santander shares. These cycles are not applicable to executive directors or other senior executives and other executives who are beneficiaries of the deferred conditional variable remuneration plan described below.

The share-based bonus is deferred over three years and will be paid, where appropriate, in three installments starting in the first year. The amount in shares is calculated based on the tranches of the following scale established by the board of directors on the basis of the gross variable cash-based remuneration or annual bonus for the year:

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

(iv) Deferred conditional variable remuneration plan

The shareholders at the annual general meetings held on June 17, 2011 and March 30, 2012 approved the first and second cycles, respectively, of the deferred conditional variable remuneration plan in relation to the variable remuneration or bonus for 2011 and 2012, respectively, of the executive directors and certain executives (including senior management) and employees whose professional activities significantly impact the risk profile or who perform control functions or receive an overall remuneration which puts them on the same remuneration level as senior executives and employees whose professional activities significantly impact the risk profile (all of them are referred to as identified staff, in accordance with the Guidelines on Remuneration Policies and Practices approved by the Committee of European Banking Supervisors on December 10, 2010).

The purpose of these cycles is to defer a portion of the variable remuneration or bonus of the beneficiaries thereof over a period of three years for it to be paid, where appropriate, in cash and in Santander shares; the other portion of the variable remuneration is also to be paid in cash and Santander shares, upon commencement of the cycles, in accordance with the rules set forth below.

The variable remuneration will be paid in accordance with the following percentages, based on the timing of the payment and the group to which the beneficiary belongs (the “immediate payment percentage” identifies the portion of the bonus for which payment is not deferred, and the “deferred percentage” identifies the portion of the bonus for which payment is deferred):

	Immediate payment percentage (*)	Deferred percentage (*)
Executive directors	40%	60%
Division directors and other executives of the Group with a similar profile	50%	50%
Other executives subject to supervision	60%	40%

(*)	Generally applicable percentages. In some countries deferred percentages may be higher for certain categories of executives, thereby giving rise to lower immediate payment percentages.

The payment of the deferred percentage of the bonus applicable in each case will be deferred over a period of three years and will be paid in thirds, within fifteen days following the anniversaries of the initial date in 2013, 2014 and 2015 for the first cycle and in 2014, 2015 and 2016 for the second cycle, 50% being paid in cash and 50% in shares, provided that the conditions described below are met.

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

The maximum number of shares to be delivered is calculated taking into account the amount resulting from applying the applicable taxes and the volume-weighted average prices for the 15 trading sessions prior to the date on which the board of directors approves the bonus for the Bank’s executive directors for 2011 and 2012 for the first and second cycle, respectively.

ii. Santander UK plc

The long-term incentive plans on shares of the Bank granted by management of Santander UK plc to its employees are as follows:

	Number of shares (in thousands)	Exercise price in pounds sterling (*)	Year granted	Employee group	Number of persons		Date of commencement of exercise period	Date of expiry of exercise period

Plans outstanding at 01/01/10	8,725	7,24

Options granted (Sharesave)	3,359	6,46	2010	Employees	4,752	(**)	11/01/10	11/01/13
							11/01/10	11/01/15
Options exercised	(72)	7,54
Options cancelled (net) or not exercised	(3,073)	6,82

Plans outstanding at 12/31/10	8,939	7,09

Options granted (Sharesave)	7,725	4,46	2011	Employees	7,429	(**)	11/01/11	11/01/14
							11/01/11	11/01/16
Options exercised	(43)	4,09
Options cancelled (net) or not exercised	(5,348)	6,92

Plans outstanding at 12/31/11	11,273

Options granted (Sharesave)	10,012	3,66	2012	Employees	7,089	(**)	11/01/12	11/01/15
							11/01/12	11/01/17
Options exercised	(3)	4,56
Options cancelled (net) or not exercised	(6,469)	5,34

Plans outstanding at 12/31/12	14,813
Of which:
Executive Options	12	4,54	2003-2004	Executives	2		03/26/06	03/24/13
Sharesave	14,801	5,37	2008-2011	Employees	13,110	(**)	11/01/08	11/01/16

(*)	At December 31, 2012, 2011 and 2010, the euro/pound sterling exchange rate was EUR 1.22534/GBP 1; EUR 1.19717/GBP 1 and EUR 1.16178/GBP 1, respectively.
(**)	Number of accounts/contracts. A single employee may have more than one account/contract.

In 2008 the Group launched a voluntary savings scheme for Santander UK employees (Sharesave Scheme) whereby employees who join the scheme will have between GBP 5 and GBP 250 deducted from their net monthly pay over a period of three or five years. When this period has ended, the employees may use the amount saved to exercise options on shares of the Bank at an exercise price calculated by reducing by up to 20% the average purchase and sale prices of the Bank shares in the three trading sessions prior to the approval of the plan by the UK tax authorities (HMRC). This approval must be received within 21 to 41 days following the publication of the Group’s results for the first half of the year. This scheme, which commenced in September 2008, was approved by the shareholders at the annual general meeting held on June 21, 2008 and is authorized by the UK tax authorities (HMRC). At the annual general meetings held on June 19, 2009, June 11, 2010, June 17, 2011 and March 30, 2012, the shareholders approved a plan with similar features to the plan approved in 2008.

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

The fair value of the performance share plans was calculated as follows:

•	It was assumed that the beneficiaries will not leave the Group’s employment during the term of each plan.

•	The fair value of the Bank’s relative TSR position was calculated, on the grant date, on the basis of the report of an independent expert whose assessment was carried out using a Monte Carlo valuation model, performing 10,000 simulations to determine the TSR of each of the companies in the benchmark group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

	PI12	PI13	PI14

Expected volatility (*)	42.36%	49.65%	51.35%
Annual dividend yield based on last few years	4.88%	6.34%	6.06%
Risk-free interest rate (Treasury Bond yield (zero coupon) over the period of the plan)	2.04%	3.33%	4.07%

(*)	Calculated on the basis of historical volatility over the corresponding period (three years).

The application of the simulation model results in a percentage value of 55.42% for the I12 plan, 62.62% for the I13 plan and 55.39% for the l14 plan. Since this valuation refers to a market condition, it cannot be adjusted after the grant date.

The fair value of each option granted by Santander UK was estimated at the grant date using a European/American Partial Differential Equation model with the following assumptions:

	2012	2011	2010

Risk-free interest rate	0.75%-5.2%	1.7%-5.2%	1.7%-5.2%
Dividend increase	4.6%	(2.6)%	8%
Volatility of underlying shares based on historical volatility over five years	20.3%-44.6%	20.3%-42.2%	20.3%-39.4%
Expected life of options granted	3 and 5 years	3 and 5 years	3 and 5 years

48.	Other general administrative expenses

a)	Breakdown

The detail of Other general administrative expenses is as follows:

	Millions of euros
	2012	2011	2010

Property, fixtures and supplies	1,918	1,845	1,731
Other administrative expenses	1,742	1,723	1,555
Technology and systems	938	875	798
Advertising	665	695	634
Communications	642	659	670
Technical reports	492	467	428
Per diems and travel expenses	298	313	276
Taxes other than income tax	417	401	376
Surveillance and cash courier services	432	412	401
Insurance premiums	61	65	57

	7,605	7,455	6,926

b)	Technical reports and other

Technical reports includes the fees paid by the various Group companies (detailed in the accompanying Appendices) to their respective auditors, the detail being as follows:

	Millions of euros
	2012	2011
AUDIT FEES
Audit of the financial statements of the companies audited by Deloitte	21.0	20.4
Of which:
Santander UK plc	4.4	3.9
Santander Holdings USA, Inc.	2.2	2.2
Banco Santander (Brasil) S.A.	1.8	1.6
Audit of the Bank’s separate and consolidated financial statements	1.3	1.1
Other audit services:	17.1	15.8
Internal control audit (SOX) and regulatory capital audit (Basel)	5.8	6.2
Audit of the consolidated half-yearly financial statements	5.8	5.5
Review of documentation filed in different markets/with regulators	3.0	2.0
Comfort letters	2.5	2.1

TOTAL AUDIT FEES	38.1	36.2

AUDIT-RELATED FEES
Other work and reports required by the various national supervisory bodies of the countries in which the Group operates	6.7	4.6
Other non-recurring services:	13.9	9.0
Non-recurring reviews required by regulatory bodies	2.1	0.2
Due diligence review work	1.8	1.5
Issuance of other assurance reports	2.8	1.8
Review of procedures, data, controls and other services	7.2	5.5

TOTAL AUDIT-RELATED FEES	20.6	13.6

TOTAL AUDIT AND AUDIT-RELATED FEES	58.7	49.8

TAX FEES	4.3	3.8
ALL OTHER FEES	8.1	5.7

TOTAL	71.1	59.3

•	Other information

The services commissioned from the Group’s auditors meet the independence requirements stipulated by the consolidated Audit Law (Legislative Royal Decree 1/2011, of 31 July) and by the Sarbanes-Oxley Act of 2002, and did not involve the performance of any work that is incompatible with the audit function.

Lastly, the Group commissioned services from audit firms other than Deloitte amounting to EUR 38.7 million (2011: EUR 37 million; 2010: EUR 18.9 million).

49.	Gains/(losses) on disposal of assets not classified as non-current assets held for sale

The detail of Gains/(losses) on disposal of assets not classified as non-current assets held for sale is as follows:

	Millions of euros
	2012	2011	2010

Gains:
On disposal of tangible assets	219	128	206
On disposal of investments	775	1,795	193
Of which:
Santander Consumer USA Inc. (Note 3)	—	872	—
Latam insurance companies (Note 3)	—	908	—
Banco Santander Colombia (Note 3)	619	—	—

	994	1,923	399

Losses:
On disposal of tangible assets	(87)	(76)	(9)
On disposal of investments	(1)	(1)	(40)

	(88)	(77)	(49)

	906	1,846	350

50.	Gains / (losses) on non-current assets held for sale not classified as discontinued operations

The detail of Gains/(losses) on disposal of non-current assets held for sale not classified as discontinued operations is as follows:

	Millions of euros
Net balance	2012	2011	2010

Non-current assets held for sale	(757)	(2,109)	(332)
Impairment (Note 12)	(449)	(2,037)	(298)
Loss on sale (Note 12)	(308)	(72)	(34)

Other gains	—	—	113

Other losses	—	—	(71)

	(757)	(2,109)	(290)

51.	Other disclosures

a)	Residual maturity periods and average interest rates

The detail, by maturity, of the balances of certain items in the consolidated balance sheets is as follows:

	December 31, 2012
	Millions of euros								Average
	On	Within 1	1 to 3	3 to 12	1 to 3	3 to 5	After 5		interest
	demand	month	months	months	years	years	years	Total	rate

Assets:
Cash and balances with central banks	68,501	45,030	2,061	2,699	—	—	197	118,488	1.74%
Available-for-sale financial assets-
Debt instruments	55	2,050	2,786	7,935	14,656	13,141	47,101	87,724	4.56%
Loans and receivables-
Loans and advances to credit institutions	11,120	26,482	3,406	3,987	1,507	753	6,530	53,785	2.37%
Loans and advances to customers	16,560	39,008	29,608	74,388	103,661	71,068	363,091	697,384	5.31%
Debt instruments	3	945	277	527	1,541	421	3,345	7,059	2.90%

	96,239	113,515	38,138	89,536	121,365	85,383	420,264	964,440	4.62%

Liabilities:
Financial liabilities at amortized cost:
Deposits from central banks	948	4,678	1,173	1	44,138	—	—	50,938	0.77%
Deposits from credit institutions	4,611	25,839	7,863	15,958	11,845	11,076	3,540	80,732	2.81%
Customer deposits	306,051	79,513	34,738	88,012	60,827	13,992	5,971	589,104	1.90%
Marketable debt securities (*)	707	13,616	13,924	44,466	54,158	27,291	46,902	201,064	3.76%
Subordinated liabilities	203	230	280	1,226	1,377	5,169	9,753	18,238	5.45%
Other financial liabilities	4,101	3,309	7,403	211	517	339	3,365	19,245	n.a.

	316,621	127,185	65,381	149,874	172,862	57,867	69,531	959,321	2.38%

Difference (assets less liabilities)	(220,382)	(13,670)	(27,243)	(60,338)	(51,497)	27,516	350,733	5,119

(*)	Includes promissory notes, certificates of deposit and other short-term debt issues.

Both asset and liability balances with central banks increased following the liquidity injections by the central banks in countries where the Group operates, particularly in the euro zone. The European Central Bank (ECB) implemented extraordinary monetary policy measures, including a wider range of collateral and three-year liquidity auctions.

The Group continued to go to these auctions and deposit in the ECB most of the funds captured, significantly increasing the liquidity buffer and improving its structure by replacing short-term maturities by longer term funding. The Group’s net borrowing position from the ECB was EUR 2 thousand million at December 31, 2012, due mainly to Banco Santander Totta, S.A.

	December 31, 2011
	Millions of euros								Average
	On	Within 1	1 to 3	3 to 12	1 to 3	3 to 5	After 5		interest
	demand	month	months	months	years	years	years	Total	rate

Assets:
Cash and balances with central banks	68,634	21,921	2,772	3,130	66	—	1	96,524	5.59%
Available-for-sale financial assets-
Debt instruments	84	3,650	2,288	9,131	14,734	11,446	40,256	81,589	5.25%
Loans and receivables-
Loans and advances to credit institutions	12,963	16,476	1,385	2,652	1,547	1,841	5,525	42,389	4.22%
Loans and advances to customers	24,468	39,916	32,585	79,727	102,718	67,432	383,450	730,296	6.77%
Debt instruments	58	1,688	737	339	399	1,220	2,399	6,840	3.34%

	106,207	83,651	39,767	94,979	119,464	81,939	431,631	957,638	6.38%

Liabilities:
Financial liabilities at amortized cost:
Deposits from central banks	113	9,601	5	1	—	25,276	—	34,996	1.63%
Deposits from credit institutions	2,276	27,970	10,756	14,897	10,983	14,331	160	81,373	5.69%
Customer deposits	299,631	87,398	40,465	74,515	63,284	14,301	9,383	588,977	2.64%
Marketable debt securities (*)	503	8,093	13,532	23,325	52,077	33,899	57,681	189,110	3.32%
Subordinated liabilities	77	1	2	237	2,846	3,402	16,427	22,992	6.38%
Other financial liabilities	6,184	2,637	6,274	367	1,632	420	707	18,221	n.a

	308,784	135,700	71,034	113,342	130,822	91,629	84,358	935,669	3.10%

Difference (assets less liabilities)	(202,577)	(52,049)	(31,267)	(18,363)	(11,358)	(9,690)	347,273	21,969

(*)	Includes promissory notes, certificates of deposit and other short-term debt issues.

	December 31, 2010
	Millions of euros								Average
	On	Within 1	1 to 3	3 to 12	1 to 3	3 to 5	After 5		interest
	demand	month	months	months	years	years	years	Total	rate

Assets:
Cash and balances with central banks	64,653	8,354	2,664	2,031	66	—	17	77,785	4.71%
Available-for-sale financial assets-
Debt instruments	291	1,939	1,395	5,836	26,329	11,086	32,813	79,689	5.23%
Loans and receivables-
Loans and advances to credit institutions	10,205	17,131	2,017	3,551	2,511	1,199	8,194	44,808	3.67%
Loans and advances to customers	19,338	35,294	33,879	77,766	105,792	74,138	369,414	715,621	5.33%
Debt instruments	30	1,556	867	1,046	932	409	3,589	8,429	2.04%

	94,517	64,274	40,822	90,230	135,630	86,832	414,027	926,332	5.16%

Liabilities:
Financial liabilities at amortized cost:
Deposits from central banks	704	7,486	305	2	65	82	—	8,644	1.12%
Deposits from credit institutions	3,603	22,172	9,116	12,272	9,218	10,500	4,012	70,893	4.23%
Customer deposits	282,895	71,286	47,990	79,457	68,481	16,467	14,809	581,385	2.88%
Marketable debt securities (*)	1,669	8,869	10,356	20,403	63,476	25,960	57,496	188,229	2.48%
Subordinated liabilities	69	20	1,361	137	2,318	1,776	24,794	30,475	5.98%
Other financial liabilities	8,151	2,516	4,539	351	2,643	403	740	19,343	N/A

	297,091	112,349	73,667	112,622	146,201	55,188	101,851	898,969	2.99%

Difference (assets less liabilities)	(202,574)	(48,075)	(32,845)	(22,392)	(10,571)	31,644	312,176	27,363

(*)	Includes promissory notes, certificates of deposit and other short-term debt issues.

b)	Equivalent euro value of assets and liabilities

The detail of the main foreign currency balances in the consolidated balance sheet, based on the nature of the related items, is as follows:

	Equivalent value in millions of euros
	2012		2011		2010
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Cash and balances with central banks	70,756	—	73,487	—	69,690	—
Financial assets/liabilities held for trading	106,813	80,893	110,645	89,833	112,990	96,089
Other financial assets at fair value through profit or loss	10,448	10,480	7,457	23,442	18,271	20,154

Available-for-sale financial assets	50,144	—	44,248	—	45,491	—
Loans and receivables	468,303	—	470,114	—	453,787	—
Investments	3,336	—	3,161	—	161	—
Tangible assets	5,667	—	5,349	—	5,270	—
Intangible assets	24,269	—	24,374	—	24,024	—
Financial liabilities at amortized cost	—	560,483	—	544,218	—	537,904
Liabilities under insurance contracts	—	—	—	—	—	9,516
Other	21,050	51,045	20,811	45,275	20,877	43,440

	760,786	702,901	759,646	702,768	750,561	707,103

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

i)	Financial assets measured at other than fair value

Following is a comparison of the carrying amounts of the Group’s financial assets measured at other than fair value and their respective fair values at year-end:

	Millions of euros
	2012		2011		2010
Assets	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value

Loans and receivables:
Loans and advances to credit institutions	53,785	54,397	42,389	42,351	44,808	45,103
Loans and advances to customers	697,384	704,055	730,296	741,556	715,621	721,887
Debt instruments	7,059	7,241	6,840	6,583	8,429	8,097

	758,228	765,693	779,525	790,490	768,858	775,087

ii)	Financial liabilities measured at other than fair value

Following is a comparison of the carrying amounts of the Group’s financial liabilities measured at other than fair value and their respective fair values at year-end:

	Millions of euros
	2012		2011		2010
Liabilities	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value

Financial liabilities at amortized cost:
Deposits from central banks	50,938	50,938	34,996	34,996	8,644	8,644
Deposits from credit institutions	80,732	81,819	81,373	82,287	70,893	71,036
Customer deposits	589,104	590,278	588,977	589,173	581,385	582,624
Marketable debt securities	201,064	204,014	189,110	190,410	188,229	189,671
Subordinated liabilities	18,238	18,356	22,992	25,175	30,475	32,006
Other financial liabilities	19,245	19,246	18,221	18,194	19,343	19,282

	959,321	964,651	935,669	940,235	898,969	903,263

52.	Geographical and business segment reporting

a)	Geographical segments

Business segment reporting is a basic tool used for monitoring and managing the Group’s various activities. This primary level of segmentation, which is based on the Group’s management structure, comprises five segments: four operating areas plus the Corporate Activities Unit. The operating areas, which include all the business activities carried on therein by the Group, are Continental Europe, the United Kingdom (Santander UK), Latin America and the United States, based on the location of the Group’s assets.

The Continental Europe area encompasses all the Commercial Banking (including the Private Banking entity Banco Banif, S.A.), Wholesale Banking and Asset Management and Insurance business activities carried on in Europe with the exception of the United Kingdom. Latin America includes all the financial activities carried on by the Group through its banks and subsidiaries, as well as the specialized units of Santander Private Banking, which is treated as a globally managed independent unit, and the New York business. The United States area includes the businesses of Sovereign Bank and Santander Consumer USA Inc.

The Corporate Activities segment includes the centralized management business relating to financial and industrial investments, the financial management of the Parent’s structural currency position and its structural interest rate risk position and the management of liquidity and equity through issues and securitizations. The Corporate Activities segment also manages all the property exposure held by the Group in Spain through a corporate area created in 2009 and specialized in this type of property asset; this area encompasses the entire business cycle -commercial management, legal and court proceedings and sales- and directly reports to senior management. Finally, as the Group’s holding unit, this segment handles the total capital and reserves, capital allocations and liquidity with the other businesses.

The financial statements of each operating segment are prepared by aggregating the figures for the Group’s various business units. The basic information used for segment reporting comprises the accounting data of the legal units composing each segment and the data available from the management information systems. All segment financial statements have been prepared on a basis consistent with the accounting policies used by the Group. In 2012 the consumer credit business relating to the United Kingdom was incorporated in the United Kingdom and that relating to the United States was incorporated in the US, in both cases after an exit from Continental Europe. As a result, the segment reporting figures for 2011 and 2010 have been recalculated in order to facilitate their comparison with the figures for 2012.

Consequently, the sum of the figures in the various segment income statements is equal to those in the consolidated income statements. With regard to the balance sheet, due to the required segregation of the various business units (included in a single consolidated balance sheet), the amounts lent and borrowed between the units are shown as increases in the assets and liabilities of each business. These amounts relating to intra-Group liquidity are eliminated and are shown in the Intra-Group eliminations column in the table below in order to reconcile the amounts contributed by each business unit to the consolidated Group’s balance sheet.

There are no customers located in areas other than those in which the Group’s assets are located that generate income exceeding 10% of Total income.

The condensed balance sheets and income statements of the various geographical segments are as follows:

	Millions of euros
	2012
(Condensed) balance sheet	Continental Europe	United Kingdom	Latin America	United States	Corporate activities	Intra-Group eliminations	Total

Loans and advances to customers	285,146	250,527	140,090	41,331	3,388	—	720,482
Financial assets held for trading (excluding loans and advances)	87,451	38,177	28,403	275	4,606	—	158,912
Available-for-sale financial assets	21,595	6,718	23,499	14,791	25,663	—	92,266
Loans and advances to credit institutions	54,889	18,123	25,799	714	45,752	(71,377)	73,900
Non-current assets	5,857	2,561	4,490	560	3,828	—	17,296
Other asset accounts	51,735	43,620	46,753	5,265	154,312	(94,913)	206,772

Total assets / liabilities and equity	506,673	359,726	269,034	62,936	237,549	(166,290)	1,269,628

Customer deposits	258,691	194,452	134,765	38,116	615	—	626,639
Marketable debt securities	37,049	73,919	28,107	820	66,074	—	205,969
Subordinated liabilities	293	5,534	5,733	1,986	4,692	—	18,238
Liabilities under insurance contracts	1,425	—	—	—	—	—	1,425
Deposits from central banks and credit institutions	85,297	29,253	32,089	14,214	63,490	(71,377)	152,966
Other liability accounts	92,636	43,416	47,931	2,621	22,989	(24,891)	184,702
Equity (share capital and reserves)	31,282	13,152	20,409	5,179	79,689	(70,022)	79,689

Other customer funds under management	43,391	13,919	60,831	—	—	—	118,141

Investment funds	27,079	13,919	48,178	—	—	—	89,176
Pension funds	10,076	—	—	—	—	—	10,076
Assets under management	6,236	—	12,653	—	—	—	18,889

Customer funds under management	339,424	287,823	229,437	40,922	71,381	—	968,987

The Corporate Activities segment acts as the Group’s holding company. Therefore, it manages all equity (share capital and reserves of all the units) and determines the allocation thereof to each unit. The Group’s equity (EUR 79,689 million) is initially assigned to this segment, and is then allocated in accordance with corporate policies to the business units (EUR 70,022 million). This allocation is shown as an asset of the Corporate Activities segment (included in Other asset accounts) and as a liability of each business unit (included in Equity (share capital and reserves)). Therefore, the allocation is reflected in the intra-Group elimination adjustment balance sheet in order not to duplicate the balances and obtain the total consolidated balance sheet for the Group.

	Millions of euros
	2011
(Condensed) balance sheet	Continental Europe	United Kingdom	Latin America	United States	Corporate activities	Intra-Group eliminations	Total

Loans and advances to customers	311,536	255,700	139,867	40,193	2,804	—	750,100
Financial assets held for trading (excluding loans and advances)	78,803	41,440	31,705	271	7,727	—	159,946
Available-for-sale financial assets	24,640	55	26,186	12,435	23,297	—	86,613
Loans and advances to credit institutions	51,504	16,808	19,181	678	59,582	(96,027)	51,726
Non-current assets	5,030	2,290	4,312	493	4,715	—	16,840
Other asset accounts	26,501	39,855	53,594	5,706	138,783	(78,138)	186,301

Total assets / liabilities and equity	498,014	356,148	274,845	59,776	236,908	(174,165)	1,251,526

Customer deposits	247,582	194,318	134,078	36,883	19,672	—	632,533
Marketable debt securities	39,390	70,823	23,253	1,653	62,253	—	197,372
Subordinated liabilities	965	8,260	6,015	2,275	5,477	—	22,992
Liabilities under insurance contracts	517	—	—	—	—	—	517
Deposits from central banks and credit institutions	83,491	31,203	46,813	11,564	66,093	(96,027)	143,137
Other liability accounts	95,460	38,512	45,170	2,859	6,298	(10,439)	177,860
Equity (share capital and reserves)	30,609	13,032	19,516	4,542	77,115	(67,699)	77,115

Other customer funds under management	45,809	15,744	69,902	1	—	—	131,456

Investment funds	31,038	15,744	55,829	—	—	—	102,611
Pension funds	9,645	—	—	—	—	—	9,645
Assets under management	5,126	—	14,073	1	—	—	19,200

Customer funds under management	333,746	289,145	233,248	40,812	87,402	—	984,353

	Millions of euros
	2010
(Condensed) balance sheet	Continental Europe	United Kingdom	Latin America	United States	Corporate activities	Intra-Group eliminations	Total

Loans and advances to customers	308,985	237,117	127,268	48,138	2,645	—	724,153
Financial assets held for trading (excluding loans and advances)	57,690	45,187	31,580	211	5,123	—	139,791
Available-for-sale financial assets	23,608	204	30,697	10,438	21,288	—	86,235
Loans and advances to credit institutions	66,528	29,178	21,632	1,077	36,869	(75,429)	79,855
Non-current assets	4,893	2,325	4,880	578	1,908	—	14,584
Other asset accounts	21,776	42,082	57,186	3,795	139,496	(91,452)	172,883

Total assets / liabilities and equity	483,480	356,093	273,243	64,237	207,329	(166,881)	1,217,501

Customer deposits	247,715	184,548	137,848	32,007	14,258	—	616,376
Marketable debt securities	42,392	64,326	15,376	7,967	62,812	—	192,873
Subordinated liabilities	1,740	8,143	5,683	2,781	12,128	—	30,475
Liabilities under insurance contracts	933	1	9,515	—	—	—	10,449
Deposits from central banks and credit institutions	68,437	57,203	38,103	15,164	36,634	(75,429)	140,112
Other liability accounts	95,238	29,940	45,913	2,893	11,075	(28,265)	156,794
Equity (share capital and reserves)	27,025	11,932	20,805	3,425	70,422	(63,187)	70,422

Other customer funds under management	53,968	14,369	77,180	30	—	—	145,547

Investment funds	37,519	14,369	61,622	—	—	—	113,510
Pension funds	10,965	—	—	—	—	—	10,965
Assets under management	5,484	—	14,800	30	—	—	20,314
Savings insurance	—	—	758	—	—	—	758

Customer funds under management	345,813	271,386	236,087	42,785	89,198	—	985,269

	Millions of euros
	2012
(Condensed) income statement	Continental Europe	United Kingdom	Latin America	United States	Corporate activities	Total

INTEREST INCOME/(CHARGES)	9,470	3,559	17,881	1,695	(2,458)	30,147
Dividends	289	1	60	20	53	423
Income for companies accounted for using the equity method	27	(5)	183	341	(119)	427
Net fee and commission income/(expense)	3,626	1,238	5,097	378	(31)	10,308
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	461	1,231	1,071	244	133	3,140
Other operating income/(expenses)	(17)	22	(357)	(74)	534	108
TOTAL INCOME	13,856	6,046	23,935	2,604	(1,888)	44,553
General administrative expenses	(5,640)	(2,356)	(8,198)	(1,029)	(705)	(17,928)
Personnel expenses	(3,496)	(1,475)	(4,617)	(566)	(169)	(10,323)
Other general administrative expenses	(2,144)	(881)	(3,581)	(463)	(536)	(7,605)
Depreciation and amortization	(662)	(385)	(865)	(145)	(132)	(2,189)
Provisions (net)	(38)	(522)	(1,027)	(170)	135	(1,622)
Impairment losses	(4,127)	(1,246)	(7,381)	(265)	(5,887)	(18,906)
PROFIT (LOSS) FROM OPERATIONS	3,389	1,537	6,464	995	(8,477)	3,908
Impairment losses on non-financial assets	(131)	—	(17)	(24)	(336)	(508)
Other income and charges	(153)	(1)	226	8	69	149
PROFIT (LOSS) BEFORE TAX	3,105	1,536	6,673	979	(8,744)	3,549
Income tax	(736)	(361)	(1,502)	(168)	2,192	(575)
PROFIT (LOSS) FROM ORDINARY ACTIVITIES	2,369	1,175	5,171	811	(6,552)	2,974
Loss from discontinued operations	(7)	—	—	—	—	(7)
CONSOLIDATED PROFIT (LOSS) FOR THE YEAR	2,362	1,175	5,171	811	(6,552)	2,967
Attributable to non-controlling interests	57	—	866	—	(161)	762
PROFIT (LOSS) ATTRIBUTABLE TO THE PARENT	2,305	1,175	4,305	811	(6,391)	2,205

	Millions of euros
	2011						2010
(Condensed) income statement	Continental Europe	United Kingdom	Latin America	United States	Corporate activities	Total	Continental Europe	United Kingdom	Latin America	United States	Corporate activities	Total

INTEREST INCOME/(CHARGES)	8,875	4,356	16,473	3,289	(2,172)	30,821	8,320	4,941	14,678	3,113	(1,828)	29,224
Dividends	264	1	71	1	57	394	217	—	80	1	64	362
Income for companies accounted for using the equity method	14	1	37	—	5	57	9	—	10	—	(2)	17
Net fee and commission income (expense)	3,774	1,079	4,992	643	(16)	10,472	3,483	1,035	4,661	596	(40)	9,735
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	232	405	1,067	192	420	2,316	837	462	1,409	38	(141)	2,605
Other operating income/(expenses)	119	25	(199)	(56)	129	18	170	29	(163)	(67)	137	106
TOTAL INCOME	13,278	5,867	22,441	4,069	(1,577)	44,078	13,036	6,467	20,675	3,681	(1,810)	42,049
General administrative expenses	(5,660)	(2,243)	(7,983)	(1,162)	(733)	(17,781)	(5,030)	(2,280)	(7,192)	(1,065)	(688)	(16,255)
Personnel expenses	(3,531)	(1,415)	(4,455)	(640)	(285)	(10,326)	(3,194)	(1,314)	(3,955)	(599)	(267)	(9,329)
Other general administrative expenses	(2,129)	(828)	(3,528)	(522)	(448)	(7,455)	(1,836)	(966)	(3,237)	(467)	(420)	(6,926)
Depreciation and amortization	(600)	(352)	(926)	(126)	(105)	(2,109)	(601)	(311)	(778)	(117)	(133)	(1,940)
Provisions (net)	(142)	(964)	(1,232)	(43)	(220)	(2,601)	(15)	(157)	(990)	(85)	114	(1,133)
Impairment losses	(3,528)	(634)	(5,447)	(1,005)	(1,254)	(11,868)	(3,134)	(986)	(4,687)	(1,368)	(268)	(10,443)
PROFIT (LOSS) FROM OPERATIONS	3,348	1,674	6,853	1,733	(3,889)	9,719	4,256	2,733	7,028	1,045	(2,784)	12,278
Impairment losses on non-financial assets	53	—	(38)	(118)	(1,414)	(1,517)	(48)	—	(12)	(19)	(207)	(286)
Other income and charges	(303)	(3)	241	—	(198)	(263)	(55)	46	255	(7)	(179)	60
PROFIT (LOSS) BEFORE TAX	3,098	1,671	7,056	1,615	(5,501)	7,939	4,153	2,779	7,271	1,019	(3,170)	12,052
Income tax	(718)	(448)	(1,653)	(557)	1,600	(1,776)	(1,023)	(756)	(1,693)	(318)	867	(2,923)
PROFIT (LOSS) FROM ORDINARY ACTIVITIES	2,380	1,223	5,403	1,058	(3,901)	6,163	3,130	2,023	5,578	701	(2,303)	9,129
Loss from discontinued operations	(24)	—	—	—	—	(24)	(14)	—	—	—	(13)	(27)
CONSOLIDATED PROFIT (LOSS) FOR THE YEAR	2,356	1,223	5,403	1,058	(3,901)	6,139	3,116	2,023	5,578	701	(2,316)	9,102
Attributable to non-controlling interests	69	—	739	48	(68)	788	74	—	850	22	(25)	921
PROFIT (LOSS) ATTRIBUTABLE TO THE PARENT	2,287	1,223	4,664	1,010	(3,833)	5,351	3,042	2,023	4,728	679	(2,291)	8,181

Following is the detail of revenue by the geographical segments used by the Group. For the purposes of the table below, revenue is deemed to be that recognized under Interest and similar income, Income from equity instruments, Fee and commission income, Gains/Losses on financial assets and liabilities (net) and Other operating income in the accompanying consolidated income statements for 2012, 2011 and 2010.

	Revenue (millions of euros)
	Revenue from external customers			Inter-segment revenue			Total revenue
Segment	2012	2011	2010	2012	2011	2010	2012	2011	2010

Continental Europe	27,012	30,585	27,538	893	565	130	27,905	31,150	27,668
United Kingdom	12,582	10,674	10,201	72	176	92	12,654	10,850	10,293
Latin America	37,287	40,046	35,197	200	(176)	(414)	37,487	39,870	34,783
United States	3,004	2,865	2,850	(23)	(40)	(42)	2,981	2,825	2,808
Corporate activities	2,411	717	(477)	4,462	2,400	2,980	6,873	3,117	2,503
Inter-segment revenue adjustments and eliminations	—	—	—	(5,604)	(2,925)	(2,746)	(5,604)	(2,925)	(2,746)

	82,296	84,887	75,309	—	—	—	82,296	84,887	75,309

b)	Business segments

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

The condensed income statements and other significant data are as follows:

	Millions of euros
	2012					2011					2010
(Condensed) income statement	Commercial banking	Global wholesale banking	Asset management and insurance	Corporate activities	Total	Commercial banking	Global wholesale banking	Asset management and insurance	Corporate activities	Total	Commercial banking	Global wholesale banking	Asset management and insurance	Corporate activities	Total

INTEREST INCOME/(CHARGES)	29,986	2,501	118	(2,458)	30,147	30,319	2,416	258	(2,172)	30,821	28,487	2,336	229	(1,828)	29,224
Income from equity instruments	121	249	—	53	423	95	242	—	57	394	100	197	1	64	362
Income for companies accounted for using the equity method	399	—	147	(119)	427	23	—	29	5	57	19	—	—	(2)	17
Net fee and commission income (expense)	8,804	1,162	373	(31)	10,308	8,929	1,149	410	(16)	10,472	8,042	1,288	445	(40)	9,735
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	2,215	785	7	133	3,140	1,103	788	5	420	2,316	1,338	1,359	49	(141)	2,605
Other operating income/(expenses)	(655)	7	222	534	108	(556)	12	433	129	18	(389)	(30)	388	137	106
TOTAL INCOME	40,870	4,704	867	(1,888)	44,553	39,913	4,607	1,135	(1,577)	44,078	37,597	5,150	1,112	(1,810)	42,049
General administrative expenses	(15,494)	(1,455)	(274)	(705)	(17,928)	(15,242)	(1,488)	(318)	(733)	(17,781)	(13,911)	(1,346)	(310)	(688)	(16,255)
Personnel expenses	(9,055)	(943)	(156)	(169)	(10,323)	(8,877)	(987)	(177)	(285)	(10,326)	(8,000)	(895)	(167)	(267)	(9,329)
Other general administrative expenses	(6,439)	(512)	(118)	(536)	(7,605)	(6,365)	(501)	(141)	(448)	(7,455)	(5,911)	(452)	(143)	(420)	(6,926)
Depreciation and amortization	(1,867)	(155)	(35)	(132)	(2,189)	(1,827)	(134)	(43)	(105)	(2,109)	(1,609)	(146)	(52)	(133)	(1,940)
Provisions (net)	(1,718)	(25)	(14)	135	(1,622)	(2,321)	(14)	(46)	(220)	(2,601)	(1,226)	(6)	(15)	114	(1,133)
Impairment losses	(12,756)	(262)	(1)	(5,887)	(18,906)	(10,469)	(144)	(1)	(1,254)	(11,868)	(10,170)	(2)	(3)	(268)	(10,443)
PROFIT (LOSS) FROM OPERATIONS	9,035	2,807	543	(8,477)	3,908	10,054	2,827	727	(3,889)	9,719	10,681	3,649	732	(2,784)	12,278
Net impairment losses on non-financial assets	(147)	(25)	—	(336)	(508)	(82)	(21)	—	(1,414)	(1,517)	(68)	(10)	(1)	(207)	(286)
Other non-financial gains/(losses)	71	2	7	69	149	(56)	—	(9)	(198)	(263)	234	5	—	(179)	60
PROFIT (LOSS) BEFORE TAX	8,959	2,784	550	(8,744)	3,549	9,916	2,806	718	(5,501)	7,939	10,847	3,644	731	(3,170)	12,052
Income tax	(1,869)	(750)	(148)	2,192	(575)	(2,392)	(753)	(231)	1,600	(1,776)	(2,614)	(972)	(204)	867	(2,923)
PROFIT (LOSS) FROM ORDINARY ACTIVITIES	7,090	2,034	402	(6,552)	2,974	7,524	2,053	487	(3,901)	6,163	8,233	2,672	527	(2,303)	9,129
Loss from discontinued operations	(7)	—	—	—	(7)	(24)	—	—	—	(24)	(14)	—	—	(13)	(27)
CONSOLIDATED PROFIT (LOSS) FOR THE YEAR	7,083	2,034	402	(6,552)	2,967	7,500	2,053	487	(3,901)	6,139	8,219	2,672	527	(2,316)	9,102
Attributable to non-controlling interests	697	207	19	(161)	762	591	214	51	(68)	788	646	241	59	(25)	921
PROFIT (LOSS) ATTRIBUTABLE TO THE PARENT	6,386	1,827	383	(6,391)	2,205	6,909	1,839	436	(3,833)	5,351	7,573	2,431	468	(2,291)	8,181

53.	Related parties

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

	Millions of euros
	2012				2011				2010
	Associates and jointly controlled entities	Members of the board of directors	Executive vice presidents	Other related parties	Associates and jointly controlled entities	Members of the board of directors	Executive vice presidents	Other related parties	Associates and jointly controlled entities	Members of the board of directors	Executive vice presidents	Other related parties

Assets:
Loans and advances to credit institutions	5,635	—	—	—	5,855	—	—	—	3,921	—	—	—
Loans and advances to customers	544	7	33	1,233	146	19	31	1,508	144	15	30	1,330
Debt instruments	447	—	—	184	506	—	—	394	594	—	—	534
Liabilities:
Deposits from credit institutions	(422)	—	—	—	(1,136)	—	—	—	(231)	—	—	—
Customer deposits	(122)	(14)	(15)	(529)	(114)	(22)	(27)	(364)	(183)	(16)	(59)	(498)
Marketable debt securities	—	—	—	—	—	—	—	—	—	—	—	(2,828)
Income statement:
Interest and similar income	94	—	—	36	155	—	—	35	78	—	—	173
Interest expense and similar charges	(4)		(1)	(5)	(2)	—	(1)	(4)	(3)	—	(1)	(19)
Gains/losses on financial assets and liabilities	59	—	—	24	12	—	—	20	37	—	—	9
Fee and commission income	43	—	—	14	50	—	—	9	41	—	—	19
Fee and commission expense	(31)	—	—	—	(38)	—	—	—	(13)	—	—	—

Other:
Contingent liabilities	—	—	—	303	222	—	—	590	2	—	—	442
Contingent commitments	3,431	1	7	3	257	1	10	3	90	1	5	3
Derivative financial instruments	9,142	—	—	2,652	10,387	—	—	4,458	6,878	—	—	1,378

In addition to the detail provided above, there were insurance contracts linked to pensions amounting to EUR 372 million at December 31, 2012 (December 31, 2011: EUR 2,146 million; December 31, 2010: EUR 2,220 million).

54	Risk management

1. CORPORATE RISK MANAGEMENT, CONTROL AND APPETITE PRINCIPLES

1.1 Corporate principles

The Group’s risk management model underlying the business model is based on the following principles:

•	Independence of the risk function with respect to the business. The head of the Group’s risk division, as third deputy chairman and as chairman of the risk committee, reports directly to the executive committee and the board. The segregation of functions between the business areas and the risk areas entrusted with risk acceptance, measurement, analysis, control and reporting provides sufficient independence and autonomy for proper risk control.

•	Direct involvement of senior management in the decision-making process.

•	Decisions by consensus, in order to ensure that different opinions are taken into account and avoid individual decision making, even at branch level. Decisions on credit transactions taken jointly by the risk and commercial areas, and the ultimate decision lies with the risk area in the event of discrepancy.

•	Definition of powers. The type of activities to be performed, segments, risks to be assumed and risk decisions to be made are clearly defined for each risk approval and risk management unit, based on their delegated powers. How transactions should be arranged and managed and where they should be accounted for is also defined.

•	Centralized control. Risk is controlled and managed in an integrated fashion through a corporate structure with Group-wide responsibilities (all risk, all businesses, and all geographical areas).

At the Group, the risk management and control process is conducted as follows:

•	Definition of risk appetite, the purpose of which is to delimit, synthetically and explicitly, the levels and types of risk the Group is willing to assume in the performance of its business.

•	Establishment of risk policies and procedures, which constitute the basic regulatory framework governing risk activities and processes. The local risk units use the mirror structures they have established to transpose the corporate risk regulations into their internal policies.

•	Construction, independent validation and approval of the risk models developed pursuant to corporate methodological guidelines. These tools enable Santander to systematize the risk origination, monitoring and recovery processes, the calculation of expected loss and capital required, and the measurement of the held-for-trading portfolio.

•	Implementation of a risk monitoring and control system which checks, on a daily basis and with the corresponding reports, the degree to which the Group’s risk profile matches the risk policies approved and the risk limits set.

1.2 Risk culture

The Group’s risk culture is based on the principles of the Group’s risk management model detailed above and is transmitted to all of the organization’s business and management units, supported, inter alia, by the following levers:

•	At the Group, the risk function is independent from the business units. This allows its criteria and opinions to be taken into account in the various spheres in which the Group’s businesses are carried on.

•	The structure of the delegation of powers at the Group requires a large number of transactions to be submitted for decision by one of the Group’s central services risk committees, namely the global risk unit committee, the risk committee or the Group’s executive committee. The highly frequent nature of the meetings of these risk acceptance and monitoring committees (twice a week in the case of the risk committee; once a week in the case of the executive committee) enables a high degree of agility in the resolution of proposals while, at the same time, ensuring the assiduous participation of senior management in the daily management of the Group’s various risks.

•	The Group has detailed action manuals and policies regarding risk management. The risk and business teams hold periodic business orientation meetings which establish approaches that are in line with the Group’s risk culture. Similarly, risk and business executives participate as speakers at the meetings of the Group central services’ various transaction resolution committees mentioned above, and this facilitates the transmission of the criteria and approaches emanating from senior management to both the teams of executives and the organization’s other risk committees. The non-assignment of personal powers requires all decisions to be taken by group bodies, which makes decision-making more rigorous and transparent.

•	Limit plan: the Group has implemented a risk limit system, which is updated at least once a year and encompasses both credit risk and the various trading, liquidity and structural market risk exposures (for each business unit and by risk factor). Credit risk management is supported by credit management programmes (individual customers and small businesses), rating systems (exposures to medium-sized and large companies) and pre-classifications (large corporate customers and financial counterparties).

•	The exposure information and aggregation systems in place at the Group allow it to monitor exposures on a daily basis, to check that the approved limits are complied with systematically, and to adopt, if necessary, the appropriate corrective measures.

•	The main risks are analyzed not only when they are originated or when problems arise in the ordinary recovery process, but also on an ongoing basis for all customers.

•	Other procedures supporting the transmission of the risk culture are the training activities performed at the corporate risk school, the remuneration and incentives policy -which always includes performance-based variables that take into account risk quality and the Group’s long-term results-, employees’ strict adherence to the general codes of conduct and systematic, independent action taken by the internal audit services.

1.3 Risk appetite at the Group

Risk appetite is defined at the Group as the amount and type of risk that it considers reasonable to assume in implementing its business strategy, in order to ensure that it can continue to operate normally if unexpected events occur which, taking into account severe but possible scenarios, might have an adverse impact on its levels of capital or liquidity, its profits and/or its share price.

The board of directors is the body responsible for establishing and annually updating the Group’s risk appetite, for monitoring its actual risk profile and for ensuring consistency between the two. The risk appetite is determined both for the Group as a whole and for each of the main business units using a corporate methodology adapted to the circumstances of each unit/market. At local level, the boards of directors of the related subsidiaries are responsible for approving the respective risk appetite proposals once they have been validated by the Group’s executive committee.

Senior management is responsible for achieving the desired risk profile -which is reflected in the approved annual budget and in the medium-term strategic plan-, and for the day-to-day management of risk. Thus, it ensures that the habitual limit structures formalized for each risk are properly connected to the established risk appetite metrics.

These limit structures for each risk are complementary to the risk appetite and fundamental to the articulation of an effective management thereof on a day-to-day basis. If the established risk appetite levels are reached, once the board has been informed the required management measures must be adopted so that the desired risk profile can be restored.

Every quarter, the risk committee and the executive committee of the Group check compliance with the risk appetite at both Group and business unit level.

Risk appetite framework

The Group’s risk appetite framework contains both quantitative and qualitative elements making up a group of primary metrics and a separate series of supplementary indicators.

Quantitative elements of the risk appetite

The primary quantitative metrics of the risk appetite are as follows:

•	The maximum losses the Group is willing to assume,

•	The minimum capital position the Group wishes to maintain, and

•	The minimum liquidity position the Group wishes to have.

These metrics are calculated for severe stress scenarios that are unlikely but possible.

Also, the Group has a series of transversal metrics aimed at limiting excessive concentration of the risk profile, both in terms of risk factors and from the perspective of customers, businesses, geographical areas and products.

Losses

One of the three primary metrics used to formulate the Group’s risk appetite is expressed in terms of the maximum unexpected effect on results that the Group is willing to accept in the event of adverse scenarios that are plausible but unlikely to occur.

These scenarios affect mainly both the losses arising from credit risk exposure of retail and wholesale portfolios (considering both the direct credit loss and the reduction in margin) and the potential adverse effect of the exposure to market risk. After applying these credit and market impacts to the budgeted results, in the context of the monitoring of the risk appetite, senior management assesses whether the resulting margin is sufficient to absorb any unexpected effects arising from technology and operational risk and compliance and reputational risk.

The time horizon for the materialization of the adverse effects for all the risks considered is usually twelve months, except in the case of credit risk, for which a supplementary impact analysis is performed with a three-year time horizon. In any case, the time horizon for the formulation of the risk appetite is one year.

With regard to this loss metric, the Group’s risk appetite establishes that the combined effect on all risks arising from these scenarios must be lower than the net margin after ordinary provisions, i.e. ordinary operating profit/(loss) before tax.

Capital position

The Group has decided to operate with an ample capital base that enables it not only to meet regulatory requirements but also to have a reasonable capital buffer. It has set a target core capital ratio of more than 9%, defined in terms of Basel II, and has also established minimum return on risk-adjusted capital (RORAC) targets at Group level.

Also, in view of the related stress scenarios referred to in the preceding section, the Group’s risk appetite establishes that its risk profile must be such that the unexpected effect of these stress scenarios does not impair the core capital ratio by more than 100 b.p.

This capital approach included in the risk appetite framework is complementary to and consistent with the capital target for the Group that was approved as part of the capital planning process (Pillar II) implemented at the Group for a period of three years.

Liquidity position

The liquidity management model at the Group is based on the following principles:

•	Decentralized liquidity model.

•	Needs arising from medium- and long-term business activities must be financed with medium- and long-term instruments.

•	High proportion of customer deposits in a balance sheet of a commercial nature.

•	Diversification of wholesale funding sources by: instruments/investors; markets/currencies; and maturity periods.

•	Limited recourse to short-term financing.

•	Availability of a sufficient liquidity reserve, including the capacity for discounting at central banks to be used in adverse situations.

In view of the Group’s desire to have a structure based on autonomous subsidiaries, liquidity management is performed at each subsidiary, with the related control being exercised at corporate level. Therefore, each of the subsidiaries has to be self-sufficient in terms of the availability of liquidity.

Supplementary quantitative metrics of concentration risk appetite

The Group wishes to maintain a widely diversified risk portfolio from the perspective of its exposure to large risks, to certain markets and to specific products. This is obtained primarily by virtue of its focus on the retail banking business with a high level of international diversification.

Concentration risk is measured using the following metrics for which risk appetite thresholds are established as a proportion of capital or loans and credits (generally):

•	Customer (in proportion to capital): a) maximum individual net exposure to corporate customers (also, customers with internal ratings below the investment grade equivalent and which exceed a certain exposure level are monitored); b) maximum aggregate net exposure to the Group’s 20 largest corporate customers (Top 20); c) maximum aggregate net exposure of the exposures considered to be large exposures (corporate and financial customers); and d) maximum effect on earnings before tax (EBT) of the simultaneous default of the five largest corporate exposures (jump to default Top 5).

•	Sector: maximum exposure of the corporate portfolio in a given economic sector as a percentage of loans and credits (both total loans and credits and those to the corporate segment).

•	Portfolios with a high risk profile (defined as retail portfolios with percentage risk premiums above the established threshold): maximum percentages of exposure to this type of portfolio as a proportion of loans and credits (both total and retail loans and credits) and for the various business units.

Qualitative elements of the risk appetite

In general, the Group’s risk appetite framework is based on maintaining the following qualitative objectives:

•	A predictable general medium-low risk profile based on a business model focusing on retail banking with a diversified international presence and significant market shares, and a wholesale banking model which prioritizes the relationship with the customer base in the Group’s principal markets.

•	A target rating of between AA- and A-, both at Group level and for the local units (at local scale), based on the environment and on the performance of sovereign risk.

•	A stable, recurring earnings generation and shareholder remuneration policy based on a strong capital and liquidity base and a strategy to effectively diversify funding sources and maturities.

•	A corporate structure based on autonomous subsidiaries that are self-sufficient in capital and liquidity terms, minimizing the use of non-operating or purely instrumental companies, and ensuring that no subsidiary has a risk profile that might jeopardize the Group’s solvency.

•	An independent risk function with highly active involvement of senior management to guarantee a strong risk culture focused on protecting and ensuring an adequate return on capital.

•	To maintain a management model that ensures that all risks are viewed in a global interrelated way through a robust corporate risk control and monitoring environment with global responsibilities: all risks, all businesses, and all geographical areas.

•	A business model that focuses on the products with respect to which the Group considers that it has sufficient knowledge and management capacity (systems, processes and resources).

•	The confidence of customers, shareholders, employees and professional counterparties, enabling the Group to conduct its business within the bounds of its social and reputational commitment, in accordance with its strategic objectives.

•	The availability of sufficient and adequate human resources, systems and tools in order to enable Santander Group to maintain a risk profile compatible with the established risk appetite, at both global and local level.

•	The application of a remuneration policy containing the incentives required to ensure that the individual interests of employees and executives are in line with the corporate risk appetite framework and that the incentives are consistent with the Group’s long-term earnings performance.

Risk appetite and living will

The Group has a corporate structure based on autonomous subsidiaries that are self-sufficient in capital and liquidity terms and it ensures that no subsidiary has a risk profile that might jeopardize the Group’s solvency.

In 2010 the Group filed its corporate living will with the supervisor of the consolidated Group, the Bank of Spain. As required, the living will included a recovery plan and all the information required to plan a possible liquidation (resolution plan). Also, although it was not required, in 2010 more summarized individual plans were prepared for the important geographical units, including Brazil, Mexico, Chile, Portugal and the UK.

In 2012 the third version of the corporate living will was prepared. As with the first two versions in 2011 and 2010, the Group submitted the third version of the recovery plan to its CMG (Crisis Management Group) in July 2012. The 2012 living will comprises the corporate plan (corresponding to Banco Santander, S.A.) and the individual plans for most of its most important local units (UK, Brazil, Mexico and Sovereign). Particularly noteworthy is the case of the UK, where, irrespective of the obligation to be part of the corporate living will, a complete version was prepared in compliance with local regulatory initiatives.

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

The risk committee, an executive body that adopts decisions within the scope of the powers delegated by the board, is presided over by the third deputy chairman of the Group and also comprises a further four directors of the Bank.

The responsibilities assigned to the risk committee are essentially as follows:

•	To propose to the board the Group’s risk policy, which will identify, in particular:

•	The various types of risk (financial, operational, technological, legal and reputational, inter alia) facing the Group;

•	The information and internal control systems to be used to control and manage these risks;

•	The level of risk deemed acceptable by the Group;

•	The measures envisaged to mitigate the impact of the identified risks in the event that they materialize.

•	To conduct systematic reviews of the Group’s exposure to its main customers, economic activity sectors, geographical areas and types of risk.

•	To authorize the management tools and risk models and ascertain the result of their internal validation.

•	To ensure that the Group’s actions are consistent with the previously defined risk appetite.

•	To be informed of, assess and follow such remarks and recommendations as may periodically be made by the supervisory authorities in discharging their function.

•	To resolve transactions outside the powers delegated to lower-ranking bodies and the overall limits for pre-classified risk categories for economic groups or in relation to exposure by type of risk.

The risk committee has delegated certain of its powers to risk subcommittees which are structured by geographical area, business line and type of risk, all of which are defined in the corporate risk governance model.

In addition, both the executive committee and the board of directors of the Bank pay particular attention to the management of the Group’s risks.

The third deputy chairman of the Group is the person ultimately responsible for risk management. He is also a member of the board of directors and chairman of the risk committee, and two general risk units report to him. These units are independent of the business areas from both a hierarchical and functional standpoint, and their organizational and functional structure is as follows:

•	The risk unit (“DGR”). The DGR is responsible for the executive credit risk and financial risk management functions and is adapted to the structure of the business, both by type of customer and by activity and geographical area (global/local perspective).

The areas of the risk unit are divided into two blocks:

•	A corporate structure, with global-reaching responsibilities (“all risks, all geographical areas”), which establishes the risk policies, methodologies and control systems. This block, which is called intelligence and global control, encompasses the following areas/functions: solvency risk, market risk and methodology.

•	A business structure, centered on the performance and management integration of the risk function in the Group’s commercial, global and local businesses. This block, which is called performance and management integration, encompasses the following areas/functions: standardized risk management, individualized corporates risk management, global loan recoveries, wholesale banking risk management, Santander Consumer Finance risk management and global business risk management.

Between these two blocks is the corporate management integration area the purpose of which is to intensify and systematize the use of corporate risk management models (for credit, market and structural risk), to accelerate their implementation and to ensure their integration in the management of all Group entities.

The above structure is complemented by a global systematic governance area, which supports and advises the risk unit and is responsible for implementing the organizational model and ensuring the effective execution of internal control (including quality control procedures), and by a corporate development and management area that leads the risk unit’s initiatives and projects, which involve several areas and/or local units, such as a common reporting model and a global corporate platform.

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

In general, it is possible to distinguish the main functions performed by the global areas of the DGR and by the units:

•	The risk unit establishes risk policies and criteria, global limits and decision-making and control processes, it generates management schemes, systems and tools and it adapts the best practices of both the banking industry and the various local units for their application in the Group.

•	The local units apply the policies and systems to the local market; they adapt the management schemes and organization to the corporate frameworks; they contribute criticism and best practices; and they lead local projects.

•	The integrated risk control and internal risk validation unit. This unit has global-reaching corporate responsibilities, which provide support to the Group’s governing bodies, namely:

•	Internal validation of the credit and market risk and economic capital models in order to measure their suitability for management and regulatory purposes. The validation exercise envisages the review of the theoretical fundamentals of the model, the quality of the data used to build and calibrate the model, and its use and the associated corporate governance process.

•	Integrated risk control, the purpose of which is to supervise the quality of the Group’s risk management, in order to ensure that the systems for the management and control of the risks inherent to its activity comply with the strictest criteria and the best practices observed in the industry and/or required by the regulators, and to verify that the risk profile actually assumed is within the guidelines laid down by senior management.

3. INTEGRATED RISK CONTROL AND INTERNAL RISK VALIDATION

The integrated risk control and internal risk validation functions are located, at corporate level, within the integrated risk control and internal risk validation unit, reporting directly to the third deputy chairman of the Group and chairman of the risk committee, and provide support for the Group’s governing bodies in risk control and management matters.

3.1 Integrated risk control function

In 2008 the Group launched the integrated risk control function in order to ensure an integrated view of the management of all the risks affecting the performance of the Group’s ordinary activities. The risks considered are: credit risk (including concentration and counterparty risks), market risk (including liquidity and structural interest rate and foreign currency risks), operational and technology risk, and compliance and reputational risk.

The integrated risk control function is articulated in three complementary activities:

1)	To guarantee that the management and control systems for the various risks inherent in the Group’s activities comply with the most stringent criteria and the best practices observed in the industry and/or required by regulators.

2)	To ensure that senior management of the Group has an all-embracing view of the profiles of the various risks assumed at any time and that these profiles are consistent with the pre-determined risk appetite.

3)	To supervise adequate compliance, in due time and form, with any recommendations on risk management and control made as a result of inspections conducted by internal audit and by the supervisors to which the Group is subject.

The function is characterized by having global and corporate scope and encompasses all risks, all businesses and all geographical areas. It is a third layer of control which follows the control performed in the first instance by the officer responsible for managing and controlling each risk at each business or functional unit (first layer of control) and by each officer responsible for the control of each risk at corporate level (second layer of control). This system ensures a vision and, therefore, the integrated supervision of all the risks the Group incurs in its business activities.

Methodology and tools

This function is performed using an internally developed methodology and a series of supporting tools with a view to systematizing its operation and tailoring it to the Group’s particular needs. As a result, it is possible to formalize the implementation of this methodology, making it traceable and objectifiable. Both the methodology and the tools of the three complementary activities referred to above are articulated in the following modules:

Module 1): testing or review guidelines are available for each risk, and are divided into control areas (e.g. corporate governance, organizational structure, management systems, management integration, technology environment, contingency plans and business continuity, etc.).

The Group performs the tests and gathers the relevant evidence assessed in the process -which enables it to standardize the control parameters of the various risks- on an annual basis, and any new tests included are based on the latest best practices observed in the industry and/or required by the regulators. The supporting tool is a repository for the findings of each test and for the related working papers. In addition, the position of each risk is reviewed every six months, monitoring the recommendations arising from the annual integrated risk control report.

Module 2): senior management is provided with monitoring capacity in terms of an all-embracing view of the various risks assumed and their consistency with the pre-determined risk appetite.

Module 3): in order to proactively follow up the recommendations on risk management and control made by internal audit and by the supervisory authorities, the Group uses a tool which also enables the recommendations made by the integrated risk control function itself to be registered.

The Bank of Spain has unrestricted access to these tools and, accordingly, to the working papers used to perform the integrated risk control function.

3.2 Independent internal validation of risk models

In addition to constituting a regulatory requirement, the internal validation of risk models function provides essential support to the board’s risk committee and the local and corporate risk committees in the performance of their duties to authorize the use of the models (for management and regulatory purposes) and to review them regularly.

Internal model validation involves the obtainment, by a sufficiently independent specialized unit of the Group, of an expert opinion on the adequacy of the internal models for the intended internal management and/or regulatory purposes (calculation of regulatory capital, level of provisions, etc.), expressing a conclusion on their robustness, usefulness and effectiveness.

Internal model validation at the Group encompasses credit risk models, market risk models, financial asset pricing models and the economic capital model. The scope of the validation includes not only the more theoretical or methodological aspects, but also the technology systems and the data quality that facilitate and underpin the effective operation of the models, and, in general, all the relevant aspects of risk management (controls, reporting, uses, involvement of senior management, etc.).

This function is performed at a global and corporate level in order to ensure uniformity of application, and is implemented through four regional centers located in Madrid, London, Sao Paulo and New York. From a functional and hierarchical standpoint, these centers are fully accountable to the corporate center, which makes it possible to ensure consistency in the performance of their activities. This system facilitates the application of a corporate methodology that is supported by a set of tools developed internally that provide a corporate framework to be used at all the Group’s units and which automate certain verifications to ensure efficient reviews.

The Group’s corporate internal validation framework is fully consistent with the internal validation standards for advanced approaches issued by the Bank of Spain and by the other supervisors to which the Group is subject. Accordingly, the Group maintains the segregation of functions between internal validation and internal audit, which, in its role as the last layer of control at the Group, is responsible for reviewing the methodology, tools and work performed by internal validation and for giving its opinion on the degree of effective independence.

Following is an analysis of the Group’s main types of risk: credit, market, operational, compliance and reputational risks.

4. CREDIT RISK

4.1 Introduction to the treatment of credit risk

Credit risk is the possibility of loss stemming from the total or partial failure of our customers or counterparties to meet their financial obligations to the Group.

In credit risk management terms, segmentation is based on the distinction between two types of customers:

•	Individualized customers are defined as those to which a risk analyst has been assigned. This category includes global wholesale banking customers (corporates, financial institutions and sovereigns) and the retail banking companies whose risk level is above a set exposure threshold for each unit. Risk management is performed through expert analysis supplemented by decision-making support tools.

•	Standardized risks: standardized customers are those which have not been assigned a risk analyst. This segment includes exposures to individuals, independent professionals and retail banking enterprises not classified as individualized customers. Management of these risks is based on internal risk assessment and automatic decision-making models, supplemented when required by the expert judgment of teams of analysts.

4.2 Main aggregates and variations

4.2.1 Global credit risk map - 2012

Credit risk is diversified across the main geographical areas where the Group has a presence: Europe accounts for 72% of the exposure, Latin America 22% and the US 6%.

In 2012 credit risk exposure increased by 1.3%, due mainly to the rise in the amounts drawn down by credit institutions, largely because of the increase in balances with central banks.

Disregarding the effect of changes in the exchange rates of the main currencies against the euro, credit risk exposure grew by 2% in 2012.

4.2.2 Variations in aggregates in 2012

Following are the main aggregates relating to credit risk arising on customer business:

	Credit risk exposure to customers (1) (millions of euros)		Non-performing loans ratio (%)		Coverage ratio (%)
	2012	2011	2012	2011	2012	2011

Continental Europe	334,028	364,622	6.25	5.20	72.5	55.5
Santander Network	111,756	118,060	9.65	8.47	67.5	39.9
Banesto	71,976	78,860	6.28	5.01	71.3	53.1
Santander Consumer Finance	59,387	59,442	3.90	3.77	109.5	113.0
Portugal	28,188	30,607	6.56	4.06	53.1	54.9
Poland	10,601	9,120	4.72	4.89	68.3	65.2
United Kingdom	255,519	255,735	2.05	1.86	45.4	38.1
Latin America	160,413	159,445	5.42	4.32	87.5	97.0
Brazil	89,142	91,035	6.86	5.38	90.2	95.2
Mexico	22,038	19,446	1.94	1.82	157.3	175.7
Chile	32,697	28,462	5.17	3.85	57.7	73.4
Puerto Rico	4,567	4,559	7.14	8.64	62.0	51.4
Argentina	5,378	4,957	1.71	1.15	143.3	206.9
Sovereign	44,678	43,052	2.29	2.85	105.9	96.2
Total Group	794,901	822,657	4.54	3.89	72.6	61.4

(1)	Including gross loans and advances to customers, guarantees, documentary credits and the mark-to-market of customer derivatives (EUR 5,735 million).

The Group’s non-performing loans ratio stands at 4.54%, up 65 b.p. on 2011. The Group’s coverage ratio stands at 72.6%, up from 61.4% in 2011.

4.3 Detail of geographical areas with the highest concentrations

Following is a description of the portfolios in the geographical areas where the Group’s risk concentration is highest:

4.3.1 UK

Credit risk exposure to UK customers amounted to EUR 255,519 million at 2012 year-end, and represented 32.1% of the Group total.

Due to its importance, not only to Santander UK, but also to the Group’s credit risk exposure as a whole, the mortgage loan portfolio (which totaled EUR 191,827 million at 2012 year-end) must be highlighted.

This portfolio is composed entirely of first-mortgage home purchase or refurbishment loans to new and existing customers, since transactions involving second or successive liens on mortgaged properties are no longer originated.

The property on which the mortgage guarantee is constituted must always be located in the UK, irrespective of where the funding is to be employed. Loans may be granted for the purchase of residences abroad, but the mortgage guarantee must in all cases be constituted on a property located in the UK.

All properties are appraised independently prior to the approval of each new transaction, in accordance with the Group’s risk management principles.

For mortgage loans that have already been granted, the appraised value of the mortgaged property is updated quarterly by an independent agency using an automatic appraisal system in accordance with standard procedure in the market and in compliance with current legislation.

The non-performing loans ratio of this portfolio rose from 1.46% in 2011 to 1.74% at 2012 year-end, although at all times it remained below the ratio for the industry as a whole, according to data published by the Council of Mortgage Lenders. The two reasons for this rise are as follows: the fall in loans and credits due to the application of the strict lending and pricing policies implemented in recent years, and the fall in the number of loans that became reperforming in 2012.

The decrease in the number of loans that became reperforming in the year was due mainly to the introduction of new debt recovery procedures within the framework of the regulatory initiative known as “Treating Customers Fairly”. This gave rise to an increase in the administrative procedures to be performed in managing defaults, which resulted in customers being classified as non-performing for a longer period of time.

As regards the profile of the portfolio, the application of the strict lending policies mentioned above has enabled new NPLs to be kept at very similar levels to those of 2011. Thus, the maximum loan-to-value criteria were reduced to 75% for loans on which principal and interest are repaid and to 50% for loans on which interest is paid periodically and the principal is repaid on maturity. The simple average LTV for the total portfolio stood at 52.2%, while the weighted average LTV was 49%. The proportion of the portfolio with an LTV above 90% remained at 12%, comfortably below the UK market average (above 17%) (CACI Mortgage Market Data).

Current credit risk policies expressly prohibit loans considered to be high risk (subprime mortgages), and establish demanding requirements regarding the credit quality of both loans and customers. For example, in 2009 the granting of mortgage loans with LTVs exceeding 100% was forbidden. Between 2009 and 2012 less than 0.1% of new production had an LTV higher than 90%, and in 2012 a maximum limit of 75% was established for this ratio, as stated above.

Another indicator of the sound performance of the portfolio is the small volume of foreclosed properties, which amounted to EUR 157 million at 2012 year-end, representing just 0.1% of total mortgage exposure. The efficient management of foreclosures, coupled with the existence of a dynamic market in which foreclosed homes can be sold in a short space of time, contributes to the good results achieved.

SMEs and companies: In line with the aim of becoming the first-choice bank for SMEs and companies, the most representative portfolios in this segment saw growth of around 18% in 2012.

4.3.2 Spain

4.3.2.1 Portfolio overview

The total credit risk exposure (including guarantees and documentary credits) of the Group’s businesses in Spain at 2012 year-end represented 31% of the total for the Group, displaying an appropriate level of diversification, in terms of both products and customer segments.

In 2012 there was a decrease in lending levels as a result of the fall in the demand for credit, the economic situation and, as far as real estate loans were concerned, the active policy to reduce these exposures.

Due mainly to the impairment of real estate loans, the NPL ratio of the portfolio as a whole increased to 6.74% in 2012.

Excluding the real estate loan portfolio, the NPL ratio stood at 4.0% in 2012, up 65 b.p. on 2011. The provisions recognized at 2012 year-end represented a coverage of 70.6% of doubtful balances (compared with 45.5% at 2011 year-end).

4.3.2.2 Portfolio of home purchase loans to families

The loans granted to families to purchase residential property by the main businesses in Spain amounted to EUR 55,997 million at 2012 year-end and represented 22.4% of total credit risk exposure. Of this amount, 98.9% was secured by mortgages.

In millions of euros	12/31/12		12/31/11
	Gross amount	Of which: Doubtful	Gross amount	Of which: Doubtful
Home purchase loans	55,997	1,425	59,453	1,607
Without mortgage guarantee	574	8	918	28
With mortgage guarantee	55,423	1,417	58,535	1,579

The non-performing loans ratio of the mortgage loan portfolio fell slightly year-on-year and ended 2012 at 2.6%, a figure clearly lower than that recorded by the other businesses in Spain.

In the home purchase loans detailed in the foregoing table, the guarantee is the financed home on which the Group has a priority claim in the event of default. At December 31, 2012, 94% of these loans related to principal-residence houses (December 31, 2011: 97%).

The specific characteristics of the home purchase mortgage loan portfolio in Spain result in a medium-low risk profile and limited prospects of additional impairment:

•	All mortgage transactions include principal repayments from the very first day.

•	There is a habitual practice of early repayment, as a result of which the average life of transactions is much shorter than the contractual term.

•	Debtors provide all their assets as security, not just the home.

•	High quality of the collateral, since the portfolio consists almost exclusively of principal-residence loans.

•	89% of the portfolio has an LTV of less than 80%.

•	Stable average debt-to-income ratio at around 29%.

The following table sets forth the loan to value ratio of our home purchase loan portfolio with mortgage guarantee as of the December 31, 2012 taking into account guarantee values at the time of origination and updated as of December 31, 2012 as explained below:

In millions of euros	12/31/12
	Loan-to-value ratio
	Less than or equal to 40%	More than 40% and less than 60%	More than 60% and less than 80%	More than 80% and less than or equal to 100%	More than 100%	Total
Gross amount at origination	12,774	16,444	19,915	5,702	588	55,423
Gross amount updated (*)	12,986	11,898	14,137	10,732	5,670	55,423
Of which: Doubtful	155	198	359	547	158	1,417

(*)	The gross amount is updated using published housing prices indices.

For internal management purposes, the Group updates the LTV ratios at least once a year, taking into consideration published house price indices. Also, if a debtor becomes doubtful the Group updates the appraisals undertaken by valuers, which are taken into account in the estimate of impairment losses.

4.3.2.3 Portfolio of loans to non-real estate companies

The total lending to non-real estate companies of the Group’s businesses in Spain stood at EUR 139,851 million at 2012 year-end.

More than 90% of this segment relates to individualized customers to which a risk analyst has been assigned because of the risk assumed. The risk analyst monitors the customer on an ongoing basis in all the phases of the risk cycle.

The non-performing loans ratio of this portfolio remained at levels below those of the businesses in Spain as a whole, and stood at 4.4% at 2012 year-end.

4.3.2.4 Real estate loan portfolio

The real estate exposure in Spain amounted to EUR 23,705 million at 2012 year-end, of which EUR 15,867 million relate to loans and EUR 7,838 million to foreclosed properties.

The policy severely reducing the balances in this segment continued in 2012, and the balances fell by 25.9% compared with 2011 and decreased by 44.2% compared with 2008.

	2012	2011
	(in millions of euros)	(in millions of euros)
Opening balance	23,442	27,334
Foreclosures assets	(1,630)	(914)
Sales of portfolios	(63)	(—)
Cash recoveries	(2,029)	(1,228)
Third party subrogations	(2,165)	(1,514)
Write offs and forgiveness of debts	(1,688)	(236)
Closing balance (net)	15,867	23,442

Third party subrogations correspond to the replacement of the original borrower (real estate developer) with a private individual who acquires a share of the loan equivalent to the house acquired from the developer by such individual. These loans are included in the “Home purchase loan portfolio and as mentioned in Note 54 of our financial statements have a stable delinquency rate (2.6% as December 31, 2012).

Millions of euros	12/31/12
	Gross amount	Excess over collateral value	Specific allowance
Financing for construction and property development recorded by the Group’s credit institutions (business in Spain)	15,867	6,893	7,034

Of which: Doubtful	7,576	3,843	3,786

Of which: Substandard	2,149	1,000	833
Memorandum item: Written-off assets	975

Memorandum item: Data from the public consolidated balance sheet	12/31/12
Millions of euros	Carrying amount
Total loans and advances to customers excluding the public sector (business in Spain)	183,130

Total consolidated assets	1,269,628
Impairment losses and credit risk allowances. Collective coverage (business in Spain)	270

In accordance with the requirements of the Bank of Spain, the collateral values presented in the table above have been obtained using external appraisals as of the date of origination for standard loans and as of the date the loans became doubtful for non-performing loans. The valuation of collateral for projects that are in process contemplates the values “as is” and not “as completed.

Notwithstanding the above, for internal management purposes, we update LTVs for all secured loans at least once a year taking into consideration the price index published by the corresponding government institution.

The NPL ratio of this portfolio ended the year at 47.7% (compared with 28.6% at December 2011) due to the increase in the proportion of doubtful assets in the problem loan portfolio and, in particular, to the sharp reduction in lending in this segment. The distribution of the portfolio is as follows:

	Loans: Gross amount	Loans: Gross amount
	12/31/12	12/31/11
1. Without mortgage guarantee	2,225	4,737
2. With mortgage guarantee	13,642	18,705
2.1 Completed buildings	7,025	11,805
2.1.1 Residential	3,491	6,006
2.1.2 Other	3,534	5,799
2.2 Buildings under construction	1,493	1,985
2.2.1 Residential	1,080	1,458
2.2.2 Other	413	527
2.3 Land	5,124	4,915
2.3.1 Developed land	4,705	3,118
2.3.2 Other land	419	1,797

Total	15,867	23,442

The coverage ratio of the real estate exposure in Spain stands at 47% (22% at December 2011).

The Group calculates the loan loss allowance individually as the difference between the carrying amount of the debt and the present value of its estimated cash flows over the life of the agreement, including those from the guarantees, less costs to sell.

At year-end, this portfolio had low concentration and an adequate level of collateral and allowances.

The analysis of the portfolio distribution, by stage of the work in progress of the financed developments, is as follows:

•	Developments with completed work / certificate of final completion obtained: 66% of outstanding risk.

•	Developments with a percentage of completion of more than 80%: 11% of outstanding risk.

•	Developments with a percentage of completion of between 50 and 80%: 4% of outstanding risk.

•	Percentage of completion of less than 50%: 19%.

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

In order to manage this credit exposure, the Group has specialized teams that not only form part of the risk areas but also supplement the management of this exposure and cover the entire life cycle of these transactions: commercial management, legal processes, court procedures and potential recovery management.

As has already been discussed in this section, the Group’s anticipatory management of these risks enabled it to significantly reduce its exposure, and it has a granular, geographically diversified portfolio in which the financing of second residences accounts for a very small proportion of the total.

Mortgage lending on non-urban land represents a low percentage of mortgage exposure to land, while the remainder relates to land already classified as urban or developable, which can therefore be developed.

In the case of home financing projects in which the construction work has already been completed, the significant reduction in the exposure is supported by various actions. As well as the specialized marketing channels already in existence, campaigns were carried out with the support of specific teams of managers for this function who, in the case of the Santander Network, were directly supervised by the recoveries business area. These campaigns, which involved the direct management of the projects with property developers and purchasers, reducing sale prices and adapting the lending conditions to the buyers’ needs, enabled loans already in force to be subrogated. These subrogations enable the Group to diversify its risk in a business segment that displays a clearly lower non-performing loans ratio.

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

In addition to the permanent control performed by its risk monitoring teams, the Group has a specialist technical unit that monitors and controls this portfolio with regard to the stage of completion of construction work, planning compliance and sales control, and validates and controls progress billing payments. The Group has created a set of specific tools for this function. All mortgage distributions, amounts drawn down of any kind, changes made to the grace periods, etc. are authorized on a centralized basis.

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

The management of on-balance-sheet property assets is performed by companies that specialize in the sale of property (Altamira Santander Real Estate, S.A.) and is supplemented by the commercial network structure. The assets are sold with price reductions in keeping with the market situation.

Foreclosed properties

As a last resort, the acquisition and foreclosure of property assets is one of the mechanisms adopted in Spain in order to manage the portfolio efficiently. At December 31, 2012, the net balance of these assets amounted to EUR 3,674 million (gross amount: EUR 7,838 million; recognized allowance: EUR 4,164 million).

The following table shows the detail of the assets acquired and foreclosed by the businesses in Spain at 2012 and 2011 year-end:

Millions of euros	12/31/12		12/31/11
	Carrying amount	Of which: Allowance	Carrying amount	Of which: Allowance
Property assets arising from financing provided to construction and property development companies	2,906	3,650	2,988	3,536
Of which:
Completed buildings	793	498	1,001	760
Residential	393	236	661	505
Other	400	262	340	255
Buildings under construction	283	281	255	265
Residential	274	273	235	244
Other	9	8	20	21
Land	1,830	2,871	1,732	2,511
Developed land	1,302	2,024	1,121	1,540
Other land	528	847	611	971
Property assets from home purchase mortgage loans to households	707	454	1,223	689
Other foreclosed property assets	61	60	63	53

Total property assets	3,674	4,164	4,274	4,278

Equity instruments, ownership interests and financing provided to non-consolidated companies holding these assets	649	749	818	580

Total	4,323	4,913	5,092	4,858

In recent years, the Group has considered asset acquisition/foreclosure to be a more efficient method for resolving cases of default than legal proceedings. The Group initially recognizes foreclosed assets at the lower of the carrying amount of the debt (net of provisions) and the fair value of the acquired/foreclosed asset (less estimated costs to sell). If fair value (less costs to sell) is lower than the net value of the debt, the difference is recognized under Impairment losses on financial assets (net) - Loans and receivables in the consolidated income statement for the year. Subsequent to initial recognition, the assets are measured at the lower of fair value (less costs to sell) and the amount initially recognized. The fair value of this type of assets is determined by the Group’s directors based on evidence obtained from qualified valuers or evidence of recent transactions.

Net additions to acquired and foreclosed assets continued to fall in 2012, due to the higher level of growth in disposals than in additions.

	Thousands of millions of euros
	2012	2011
Gross additions	2.1	2.3
Disposals	2.8	1.3
Difference	(0.7)	1.0

4.3.3 Brazil

The loan portfolio in Brazil grew by 9.58% to EUR 89,142 million in 2012 (excluding the exchange-rate effect), representing 11% of the Group’s total lending. This growth is in line with the growth in the Brazilian economy.

The portfolio mix is characterized by customer diversification and the significant volume of retail transactions: 56.1% of loans are loans to individuals, consumer loans and loans to SMEs.

Loans to individuals increased by 11% in 2012. By segment, the highest growth recorded in the loans to individuals portfolio was that of the mortgages segment, although its weight in the portfolio continues to be low (5% of total lending in Brazil).

The NPL ratio was 6.86% at 2012 year-end, compared with 5.38% in 2011, against a backdrop of a slowdown in the Brazilian economy that gave rise to an increase in non-performing loans in the system.

The non-performing loans coverage ratio stands at 90.2% (2011 year-end: 95%).

4.4. Credit risk from other standpoints

4.4.1 Credit risk from financial market operations

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

Derivatives exposures

The net total credit risk exposure in derivatives activities amounted to EUR 52,184 million in 2012, and was concentrated at counterparties with high credit quality: 76.6% of the exposure was to counterparties with ratings of A- or above.

Around 50% of the derivatives exposure is to financial institutions with which almost all transactions are entered into under netting and collateral arrangements. The other transactions with various financial institution customers relate generally to hedging transactions. On occasion, non-hedging transactions may be entered into, but only with specialist customers.

The Group uses credit derivatives to hedge credit transactions, to conduct customer business in financial markets, and as part of its trading operations.

The risk inherent to these transactions is controlled using an array of limits such as VaR, nominal value by rating, sensitivity to spread by rating and name, sensitivity to recovery rate and sensitivity to correlation. Jump-to-default limits are also set by individual name, geographical area, sector and liquidity.

In notional terms, the position in CDSs includes protection purchased for EUR 47,105 million and protection sold for EUR 42,529 million.

At December 31, 2012, for the Group’s trading activities, the sensitivity of the lending business to one-basis-point increases in spreads was EUR -0.3 million, similar to the 2011 figure, and the average annual VaR amounted to EUR 2.9 million, significantly lower than in 2011 (average VaR of EUR 10.6 million).

4.4.2. Concentration risk

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

At December 31, 2012, there were several economic and financial groups with respect to which the Group’s exposure initially exceeded 10% of capital: three financial institutions in the EU, two financial institutions in the US, one oil corporation and one central counterparty in the EU. Following the application of risk mitigation techniques and the regulations applicable to large exposures, the exposure to each of these entities represented less than 5.5% of eligible capital.

At December 31, 2012, the Group’s credit exposure to the top 20 borrower economic and financial groups, excluding AAA-rated governments and sovereign bonds denominated in local currency, accounted for 5.0% of the credit risk exposure to customers (lending plus off-balance-sheet exposures), which is the same as the year-ago figure. From a sector-based standpoint, the distribution of the corporate portfolio is adequately diversified.

The Group’s risk division works closely with the finance division in the active management of credit portfolios, which includes reducing the concentration of exposures through several techniques, such as the arrangement of credit derivatives for hedging purposes or the performance of securitization transactions, in order to optimize the risk/return ratio of the total portfolio.

The detail, by activity and geographical area of the counterparty, of the concentration of the Group’s risk at December 31, 2012 is as follows:

	Millions of euros
	Total	Spain	Other EU countries	Americas	Rest of the world
Credit institutions	178,855	38,939	82,219	48,452	9,245
Public sector	128,680	54,646	21,339	51,393	1,302
Of which:
Central government	94,653	40,597	18,459	34,325	1,272
Other	34,027	14,049	2,880	17,068	30
Other financial institutions	75,394	11,610	38,779	22,425	2,580
Non-financial companies and individual entrepreneurs	324,336	122,714	68,208	118,464	14,950
Of which:
Property construction and development	18,885	8,723	3,814	6,348	—
Civil engineering construction	18,528	11,238	2,297	4,841	152
Large companies	175,467	65,462	35,397	69,228	5,380
SMEs and individual entrepreneurs	111,456	37,291	26,700	38,047	9,418
Other households and non-profit institutions serving households	410,951	70,950	260,795	78,248	958
Of which:
Residential	303,225	56,833	217,469	28,707	216
Consumer loans	92,606	8,630	39,750	43,512	714
Other purposes	15,120	5,487	3,576	6,029	28
Subtotal	1,118,216	298,859	471,340	318,982	29,035

Less: impairment losses on assets, collectively assessed	(4,026)

Total (*)	1,114,190

(*)	For the purposes of this table, the definition of risk includes the following items in the public balance sheet: Loans and advances to credit institutions, Loans and advances to customers, Debt instruments, Equity instruments, Trading derivatives, Hedging derivatives, Investments and Contingent liabilities.

4.4.3 Country risk

Country risk is a credit risk component inherent in all cross-border credit transactions due to circumstances other than ordinary commercial risk. Its main elements are sovereign risk, transfer risk and other risks that can affect international financial operations (war, natural disasters, balance of payments crises, etc.).

At December 31, 2012, the country risk exposure for which allowances must be recorded amounted to EUR 342 million. At 2011 year-end, the total regulatory country risk exposure amounted to EUR 380 million. The allowance recognized in this connection at 2012 year-end amounted to EUR 45 million, as compared with EUR 55 million at 2011 year-end.

4.4.4 Sovereign risk

As a general rule, the Group considers sovereign risk to be the risk assumed in transactions with the central bank (including the regulatory cash reserve requirement), the issuer risk of the Treasury or Republic (government debt securities) and the risk arising from transactions with public entities that have the following features: their funds are obtained only from fiscal income; they are legally recognized as entities directly included in the government sector; and their activities are of a non-commercial nature.

In general, sovereign risk exposure arises mainly from the subsidiary banks’ obligations to make certain deposits at the related central banks and from the fixed-income portfolios held as part of the structural interest rate risk management strategy. The vast majority of these exposures are taken in local currency and are financed out of local customer deposits, also denominated in local currency.

Also, the sovereign risk investment strategy takes into account each country’s credit quality when establishing maximum exposure limits.

As could be expected, the distribution of sovereign exposure by rating was affected by the numerous revisions of sovereign issuers’ ratings in recent years, mainly Spain, Portugal, the US and Chile.

The detail of the Group’s total risk exposure to the so-called peripheral countries of the euro zone at December 31, 2012 and 2011, distinguishing, based on the country of the issuer or borrower, between sovereign risk and private sector exposure, is as follows (for the purpose of presenting the following tables, the term “sovereign exposure” is considered in its broadest sense and includes, in addition to exposure to the State/central banks, the exposure to other public authorities, such as autonomous community governments and municipal councils):

12/31/12
Sovereign risk by country of issuer/borrower (**)
	Millions of euros
		Debt instruments (Note 7)				Derivatives (***)
	Balances with central banks	Financial assets held for trading and other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables	Loans and advances to customers (Note 10) (*)	Other than CDSs	CDSs	Total on- balance-sheet exposure	Contingent liabilities and commitments (Note 35)	Total exposure
Spain	1,218	6,680	29,288	1,173	16,884	148	—	55,391	2,341	57,732
Portugal	1,156	94	1,998	125	644	1,174	1	5,192	33	5,325
Italy	3	353	267	—	40	—	—	663	204	867
Greece	—	—	—	—	—	—	—	—	—	—
Ireland	—	—	—	—	—	277	—	277	—	277

(*)	Presented excluding valuation adjustments and impairment losses recognized (EUR 20 million).
(**)	Exposure to reverse repurchase agreements is included under Balances with central banks and Loans and advances to customers.
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

12/31/12
Private sector exposure by country of issuer/borrower (**)
		Millions of euros
		Debt instruments (Note 7)				Derivatives (***)
	Reverse repurchase agreements (Note 6)	Financial assets held for trading and other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables	Loans and advances to customers (Note 10) (*)	Other than CDSs	CDSs	Total on- balance-sheet exposure	Contingent liabilities and commitments (Note 35)	Total exposure
Spain	11,471	2,391	6,525	1,130	183,130	6,798	(40)	211,405	63,101	274,506
Portugal	—	903	518	1,422	25,215	635	(4)	28,689	7,397	36,086
Italy	—	176	116	83	7,473	(2)	8	7,854	3,234	11,088
Greece	—	—	—	—	96	—	—	96	135	231
Ireland	—	146	414	179	481	351	—	1,571	224	1,795

(*)	Presented excluding valuation adjustments and impairment losses recognized (EUR 12,671 million).
(**)	Exposure to reverse repurchase agreements is included under Balances with central banks and Loans and advances to customers.
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

12/31/11
Sovereign risk by country of issuer/borrower (**)
	Millions of euros
		Debt instruments (Note 7)				Derivatives (***)
	Balances with central banks	Financial assets held for trading and other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables	Loans and advances to customers (Note 10) (*)	Other than CDSs	CDSs	Total on- balance-sheet exposure	Contingent liabilities and commitments (Note 35)	Total exposure
Spain	4,841	8,060	29,975	1,274	12,147	225	—	56,522	2,848	59,370
Portugal	1,359	83	1,741	—	847	846	—	4,876	272	5,148
Italy	9	406	247	—	—	15	(15)	662	—	662
Greece	—	—	84	—	—	—	—	84	—	84
Ireland	—	—	—	—	—	139	—	139	—	139

(*)	Presented excluding valuation adjustments and impairment losses recognized (EUR 3 million).
(**)	Exposure to reverse repurchase agreements is included under Balances with central banks and Loans and advances to customers.
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

12/31/11
Private sector exposure by country of issuer/borrower (**)
		Millions of euros
		Debt instruments (Note 7)				Derivatives (***)
	Reverse repurchase agreements (Note 6)	Financial assets held for trading and other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables	Loans and advances to customers (Note 10) (*)	Other than CDSs	CDSs	Total on- balance-sheet exposure	Contingent liabilities and commitments (Note 35)	Total exposure
Spain	5,547	2,069	5,385	955	202,411	3,226	(46)	219,547	63,025	282,572
Portugal	—	862	907	1,935	23,337	468	(8)	27,501	7,706	35,207
Italy	—	359	88	98	11,705	(308)	(4)	11,938	3,402	15,340
Greece	—	—	—	—	170	64	—	234	138	372
Ireland	—	211	281	150	491	286	—	1,419	110	1,529

(*)	Presented excluding valuation adjustments and impairment losses recognized (EUR 7,237 million).
(**)	Exposure to reverse repurchase agreements is included under Balances with central banks and Loans and advances to customers.
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Following is certain information on the notional amount of the CDSs at December 31, 2012 and 2011 detailed in the foregoing tables:

12/31/12
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Private	2,202	2,952	(750)	3	(43)	(40)
Portugal	Sovereign	225	207	18	14	(13)	1
	Private	398	418	(20)	7	(11)	(4)
Italy	Sovereign	518	608	(90)	12	(12)	—
	Private	1,077	1,025	52	40	(32)	8
Greece	Sovereign	—	—	—	—	—	—
	Private	20	20	—	1	(1)	—
Ireland	Sovereign	9	9	—	—	—	—
	Private	16	16	—	—	—	—

12/31/11
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Private	3,288	4,122	(834)	96	(142)	(46)
Portugal	Sovereign	211	211	—	60	(60)	—
	Private	409	448	(39)	93	(101)	(8)
Italy	Sovereign	429	614	(185)	46	(61)	(15)
	Private	1,106	1,129	(23)	114	(118)	(4)
Greece	Sovereign	223	223	—	158	(158)	—
	Private	54	44	10	9	(9)	—
Ireland	Sovereign	9	9	—	1	(1)	—
	Private	60	60	—	5	(5)	—

In addition, our total risk exposure to Cyprus at December 31, 2012 was €12.9 million, mainly secured loans granted in Spain and the UK to individuals resident in Cyprus.

4.4.5 Environmental risk

The environmental risk analysis of credit transactions is one of the main features of the strategic corporate social responsibility plan. The analysis is founded on two major cornerstones:

•	The Equator Principles: an initiative of the International Finance Corporation of the World Bank. These principles constitute an international standard for the analysis of the social and environmental implications of project finance transactions. The assumption of these principles involves a commitment to assess and take into consideration social and environmental risk and, accordingly, to grant loans only to those projects that can evidence that their social and environmental impacts are properly managed. The methodology used is as follows:

•	For transactions amounting to USD 10 million or more, an initial general questionnaire is completed, designed to establish the social and environmental risk of the project (which is classified, from higher to lower risk, into category A, B or C, respectively) and the degree of compliance of the transaction with the Equator Principles.

•	For projects classified into the highest-risk categories (categories A and B, non-high income OECD country), a more exhaustive questionnaire is completed, which is adapted according to the business sector involved.

•	Depending on the category and location of the projects, a social and environmental audit is conducted (by independent external advisers). To this end, specific questionnaires have been developed for the sectors in which the Bank is most active. Furthermore, the Bank organizes social and environmental training courses for both its risk management teams and the heads of its business units.

•	The VIDA tool: implemented since 2004, the main aim of this tool is to assess the environmental risk of both current and potential individualized companies in commercial banking (Spain), using a system that classifies each of the companies into one of seven categories, depending on the degree of environmental risk incurred.

4.5. Credit risk cycle

The credit risk management process consists of identifying, analyzing, controlling and deciding on, as appropriate, the risks incurred in the Group’s operations. The parties involved in this process are the business areas, senior management and the risk units.

The process involves the board of directors, the executive committee and the risk committee, which establishes the risk policies and procedures, and the limits and delegations of powers, and approves and supervises the scope of action of the risk function.

The risk cycle comprises three different phases: pre-sale, sale and post-sale. The process is being permanently updated, with the findings and conclusions of the post-sale phase being fed back into the risk analysis and planning of the pre-sale phase.

4.5.1 Risk analysis and credit rating process

In general, the risk analysis consists of examining the customer’s ability to meet its contractual obligations to the Bank. This involves analyzing the customer’s credit quality, its risk transactions, its solvency and the return to be obtained in view of the risk assumed.

Since 1993 the Group has used internal rating models for this purpose. These mechanisms are used in all the individualized segments, both the wholesale segments (sovereigns, financial institutions and corporate banking) and the other individualized companies and institutions.

The rating is obtained from a quantitative module based on balance sheet ratios or macroeconomic variables and supplemented by the analyst’s expert judgment.

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

In contrast to the use of ratings in the individualized segments, in the standardized segment scoring techniques predominate; in general, these tools automatically assign a score to proposed transactions.

4.5.2 Risk limit planning and setting

The purpose of this phase is to efficiently and comprehensively limit the risk levels the Group assumes.

The credit risk planning process is used to establish the budgets and limits at portfolio or customer level depending on the segment in question.

Thus, in the case of standardized risks, the risk limits are planned and set using a credit management programme (PGC, using the Spanish acronym), a document agreed upon by the business areas and the risk units and approved by the risk committee or its delegated committees, which contains the expected results of transactions in terms of risk and return, as well as the limits applicable to the activity and the related risk management.

For individualized risks, customers represent the most basic level and individual limits are established (pre-classification) when certain features, generally materiality, concur.

Thus, for large corporate groups a pre-classification model, based on an economic capital measurement and monitoring system, is used. The result of the pre-classification is the maximum level of risk that can be assumed vis-à-vis a customer or group in terms of amount or maturity. In the corporate segment, a simplified pre-classification model is applied for customers meeting certain requirements (thorough knowledge, rating, etc.).

Scenario analysis

An important aspect of the planning phase is the consideration of the volatility of the macroeconomic variables supporting the preparation of the budget.

The Group performs simulations of the performance of its portfolio in various adverse and stress scenarios (stress testing), which enables the Group to assess its capital adequacy in the event of certain future circumstantial situations.

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

The scenarios are developed from the standpoint of each unit and from that of the Group as a whole. The main macroeconomic variables contained in these scenarios are as follows:

•	Unemployment rate.

•	Housing prices.

•	GDP.

•	Interest rate.

•	Inflation.

The scenario analysis enables senior management to gain a clearer understanding of the foreseeable performance of the portfolio in response to changing market and circumstantial conditions and it is a basic tool for assessing the adequacy of the provisions recognized to cater for stress scenarios.

4.5.3 Transaction decision-making

The sale phase consists of the decision-making process, providing support to the business units which need the analysis and approval of risks so that a transaction can be performed.

The purpose of the decision-making process is to analyze and resolve transactions, since approval by the risk unit is a pre-requisite for the arrangement of any risk transaction. The decision-making process must consider the transaction approval policies defined and take into account both the risk appetite and any transaction elements that are important in achieving a balance between risk and return.

In the standardized customer sphere, the management of large volumes of loan transactions will be facilitated by the use of automatic decision-making models that rate the customer/loan relationship. Thus, loans are classified in homogeneous risk groups using the rating assigned to the transaction by the model on the basis of information on the features of each transaction and the borrower. These models are used in individual banking and business banking and for standardized SMEs.

As stated above, the previous limit-setting stage can follow two different paths, giving rise to different types of decisions in the individualized customer sphere:

•	It can be automatic, consisting of verification by the business that the proposed transaction (in terms of amount, product, maturity and other conditions) falls within the limits authorized pursuant to the aforementioned pre-classification. This process is generally applied to corporate pre-classifications.

•	It may always require the analyst’s authorization, even if the transaction meets the amount, product, maturity and other conditions established in the pre-classified limit. This process applies to pre-classifications of individualized retail banking companies.

Credit risk mitigation techniques

Although they are important in all the phases of the credit risk cycle, mitigation techniques play a particularly important role in the decisions on transactions.

The Group applies various methods of reducing credit risk, depending, inter alia, on the type of customer and product. As we shall see, some of these methods are specific to a particular type of transaction (e.g. real estate guarantees) while others apply to groups of transactions (e.g. netting and collateral arrangements).

The various mitigation techniques can be grouped into the following categories:

Netting

Netting refers to the possibility of offsetting transactions of the same type, under the umbrella of a framework agreement such as ISDA or similar agreements.

It consists of netting off the positive and negative market values of the derivatives transactions entered into by the Group with a particular counterparty, so that, in the event of default, the counterparty owes the Group (or the Group owes the counterparty, if the net figure is negative) a single net figure and not a series of positive or negative amounts relating to each of the transactions entered into with the counterparty.

An important aspect of framework agreements is that they represent a single legal obligation encompassing all the transactions they cover. This is the key to being able to offset the risks of all the transactions covered by the contract with the same counterparty.

Collateral

Collateral refers to the assets pledged by the customer or a third party to secure the performance of an obligation. Collateral may be:

•	Financial: cash, security deposits, gold, etc.

•	Non-financial: property (both residential and commercial), other movable property.

From the risk acceptance standpoint, collateral of the highest possible quality is required. For regulatory capital calculation purposes, only collateral that meets the minimum quality requirements described in the Basel capital accords, i.e. not all collateral, can be considered to reduce the capital requirement.

One very important example of financial collateral is the collateral agreement. Collateral agreements are a set of instruments with economic value that are deposited by a counterparty in favor of another party in order to guarantee or reduce such counterparty credit risk as might arise from the portfolios of transactions between the parties in which there is exposure to risk.

Collateral agreements vary in nature but, whichever the specific form of collateralization may be, the ultimate aim, as in the netting technique, is to reduce counterparty risk through the recovery of all or part of the benefits generated at a given point in time by the transaction (measured at market price).

Transactions subject to collateral agreements are assessed periodically (normally on a daily basis). The agreed-upon parameters defined in the agreement are applied to these assessments, from which the collateral amount (normally cash), payable to or receivable from the counterparty, is obtained.

With regard to real estate collateral, periodic re-appraisal processes are in place, based on the actual market values for different types of real estate, which meet all the requirements established by the regulator.

When mitigation techniques are used, the minimum requirements established in the credit risk management policy manual are adhered to. In short, these consist of monitoring the following:

•	Legal certainty. Collateral and guarantees must be examined to ensure that at all times it is possible to legally enforce the settlement thereof.

•	A substantial positive correlation must not exist between the counterparty and the value of the collateral.

•	Collateral and guarantees must be correctly documented.

•	The availability of documentation of the methodologies used for each mitigation technique.

•	The appropriate periodic monitoring and control of the methodologies.

Personal guarantees and credit derivatives

Personal guarantees are guarantees that make a third party liable for another party’s obligations to the Group. They include, inter alia, suretyships, bank guarantees and stand-by letters of credit. Only guarantees provided by third parties that meet the minimum requirements established by the supervisor can be recognized for capital calculation purposes.

Credit derivatives are financial instruments whose main purpose is to hedge credit risk by buying protection from a third party, whereby the Bank transfers the risk of the issuer of the underlying instrument. Credit derivatives are OTC instruments, i.e. they are not traded in organized markets. Credit derivative hedges, mainly credit default swaps, are entered into with leading financial institutions.

4.5.4 Monitoring

The monitoring function is based on an ongoing process of permanent observation to enable early detection of any changes that might arise in customers’ credit quality, so that actions can be adopted to correct adverse changes.

Monitoring is based on the segmentation of customers, is performed by dedicated local and global risk teams and is complemented by the work performed by internal audit.

Monitoring involves, inter alia, identifying and monitoring companies under special surveillance, reviewing ratings and ongoing monitoring of standardized customers’ indicators.

The system called “companies under special surveillance” (FEVE, using the Spanish acronym) distinguishes four categories based on the degree of concern raised by the circumstances observed (extinguish, secure, reduce and monitor). The inclusion of a company in the FEVE system does not mean that there has been a default, but rather that it is deemed advisable to adopt a specific policy for this company, to place a person in charge and to set the policy implementation period. Customers classified as FEVE are reviewed at least every six months, or every three months for those classified in the most severe categories. A company can be classified as FEVE as a result of the monitoring process itself, a review performed by internal audit, a decision made by the sales manager responsible for that company or the triggering of the automatic warning system.

Assigned ratings are reviewed at least annually, but should any weakness be detected, or depending on the rating itself, more frequent reviews are performed.

For exposures to standardized customers, the key indicators are monitored in order to detect any variance in the performance of the loan portfolio with respect to the forecasts contained in the credit management programmes.

4.5.5 Measurement and control

In addition to monitoring customers’ credit quality, the Group establishes the control procedures required to analyze the current credit risk portfolio and the changes therein over the various credit risk phases.

The risk control function is performed by assessing risks from various complementary perspectives, the main pillars being control by geographical location, business area, management model, product, etc., thus facilitating the early detection of specific areas of attention and the preparation of action plans to correct possible impairment.

Each control pillar can be analyzed in two ways:

Quantitative and qualitative analysis of the portfolio

In the analysis of the portfolio, any variances in the Group’s risk exposure with respect to budgets, limits and benchmarks are controlled on an ongoing and systematic basis, and the impacts of these variances in certain future situations, both of an exogenous nature and those arising from strategic decisions, are assessed in order to establish measures that place the profile and amount of the loan portfolio within the parameters set by the Group.

In addition to the traditional metrics, the following, inter alia, are used in the credit risk control phase:

•	Change in non-performing loans (VMG)

VMG measures the change in non-performing loans in the period, discounting the loans written off and taking recoveries into account. It is an aggregate measure at portfolio level that enables action to be taken in the event of deteriorations in the trend of non-performing loans. VMG and its component parts play a decisive role as monitoring variables.

•	EL (expected loss) and capital

Expected loss is the estimated financial loss that will occur over the next twelve months on the portfolio existing at any given time.

It is an additional cost of the activity and must be charged in the transaction price. It is calculated using three basic parameters:

•	EAD (exposure at default): the maximum amount that could be lost as a result of a default.

•	PD (probability of default): is the probability that a customer will default in the next twelve months.

•	LGD (loss given default): represents the percentage of the exposure that will not be recovered in the event of default. To calculate the LGD, the amounts recovered throughout the recovery process are discounted to the time of default, and this figure is compared, on a percentage basis, with the amount owed by the customer at that date.

Thus, other relevant factors are taken into account in estimating the risk involved in transactions, such as the quantification of off-balance-sheet exposures, or the expected percentage of recoveries, which is related to the guarantees associated with the transaction and other characteristics of the transaction: type of product, term, etc.

The risk parameters are also involved in the calculation of both economic and regulatory capital. The inclusion of capital metrics in management is fundamental to the rationalization of their use.

Assessment of the control processes

This includes a systematic periodic review of the procedures and methodology, and is performed over the entire credit risk cycle to ensure that they are in force and effective.

In 2006, within the corporate framework established in the Group for compliance with the Sarbanes-Oxley Act, a corporate tool was made available on the Group’s intranet for the documentation and certification of all the subprocesses, operational risks and related mitigating controls. In this connection, the risk division assesses the efficiency of the internal control of its activities on an annual basis.

Furthermore, the integrated risk control and internal risk validation unit, as part of its mission to supervise the quality of the Group’s risk management, guarantees that the systems for the management and control of the risks inherent to its activity comply with the strictest criteria and the best practices observed in the industry and/or required by the regulators. Also, internal audit is responsible for ensuring that the policies, methods and procedures are appropriate, effectively implemented and regularly reviewed.

4.5.6 Recovery management

Recovery management is a strategic function in the Group’s risk management area.

In order to manage recovery properly, action is taken in four main phases: arrears management, recovery of non-performing loans, recovery of written-off loans and management of foreclosed assets. In fact, the actions taken by the recovery function commence even before the first missed payment, i.e. when there are signs of a deterioration of the customer’s ability to pay, and they end when the customer’s debt has been paid or has returned to performing status. The recovery function aims to anticipate default events and focuses on preventive management.

The current macroeconomic environment has a direct effect on customer default and non-performing loans ratios. Therefore, the quality of the portfolios is fundamental to the development and growth of the Group’s businesses in the various countries, and particular attention is paid, on an permanent basis, to the debt collection and recovery functions in order to guarantee that this quality reaches the expected levels at all times.

The Group has in place a corporate management model that defines the general recovery action guidelines. These guidelines are applied in the various countries, always taking into account the local peculiarities required for the recovery activity, due either to the local economic environment, to the business model or to a combination of both. This corporate model is subject to the permanent review and enhancement of the management processes and methodology that underpin it. For the Group, recovery management entails the direct involvement of all areas of management (sales, technology and operations, human resources and risk), which has contributed to the incorporation of solutions improving the effectiveness and efficiency of the aforementioned model.

Also, the differing characteristics of the Group’s customers make segmentation necessary for the performance of proper recovery management. The mass management of large groups of customers with similar profiles and products is performed using highly technological processes, while personalized and individualized management is reserved for customers who, due to their profile, require the assignment of a specific manager and a more tailored analysis.

The recovery activity has been aligned with the social and economic reality of the different countries, and various management mechanisms have been used, all with the appropriate prudential criteria. These mechanisms include the modification of the terms of transactions, based on their age, collateral and conditions, while always ensuring the required ratings and provisions are maintained.

Restructured/refinanced portfolio

On September 28, 2012, the Bank of Spain published Circular 6/2012 establishing the regulations relating to the information on refinancing and restructuring transactions that Spanish credit institutions must disclose in their financial statements. Bank of Spain Circular 6/2012 uses the general term “restructured/refinanced portfolio” to refer to transactions in which the customer has, or might foreseeably have, financial difficulty in meeting its payment obligations under the terms and conditions of the current agreement and, accordingly, it may be advisable to cancel the agreement and/or even enter into a new transaction. Also, Bank of Spain Circular 6/2012 requires credit institutions to disclose a summary of their restructuring/refinancing policies in their financial statements.

Restructuring/refinancing policy

The Group follows highly rigorous definitions and policies in this management process, so that it is performed in accordance with the best practices and in strictest compliance with regulatory requirements. In this connection, the Group has a detailed corporate policy with regard to transactions in which the customer has, or might foreseeably have, difficulty in meeting its payment obligations under the terms and conditions of the current agreement and, accordingly, it may be advisable to modify or cancel the agreement and/or even enter into a new transaction.

Applicable to all countries and all customers, this policy is adapted to local requirements and regulations and is always subordinate to compliance with any stricter local regulation that might apply. Its principles include the following:

•	The restricted use of this practice, which must be accompanied by additional guarantees or efforts by the customer, avoiding any actions that might defer the recognition of non-performing loans.

•

Its purpose must be to recover all the amounts owed, which entails recognizing any unrecoverable amounts as soon as possible. Delaying the immediate recognition of losses would be contrary to good management practices.

•

It must always envisage maintaining the existing guarantees and, if possible, enhancing them or extending their coverage. Effective guarantees do not only mitigate losses given default, but might also reduce the probability of default.

•	This practice must not give rise to the granting of additional funding to the customer, or be used to refinance debts to competitors or as a cross-selling instrument.

•	All the alternatives and their impacts must be assessed, making sure that the results of this practice exceed those which would foreseeably be obtained if it were not performed.

•	It may not give rise to an improvement in the classification of the loan until such time as the experience with the customer has proven to be satisfactory.

Given that the purpose of restructuring/refinancing is to enable the customer to continue to settle its debts, the focal point of any analysis is the ability to pay. The main factors considered in determining whether there has been a deterioration in the borrower’s economic situation and, therefore, a possible impairment of its ability to pay, are: non-payment, frequent payment delays or a reduction in income levels. The scope of this practice and corporate policy does not include, therefore, the changes made to the terms and conditions of a transaction as a result of the habitual commercial relationship with the customer and where the borrower is not experiencing any financial difficulties.

The Group’s approach to managing restructured/refinanced transactions varies depending on the degree of deterioration of the borrower’s financial situation at the time the terms and conditions of the transaction are modified. Thus, in managing these transactions, it distinguishes between:

•

Transactions which at the time of their restructuring/refinancing were current in their payments or did not have any payments more than three months past due, with respect to which it is expected that the borrower might possibly experience a reduction in its ability to pay. The approach adopted is to adapt the terms and conditions of the debt to suit the customer’s new payment capacity. This early action represents one of the main levers of the Group’s credit risk management. 77% of the total restructured/refinanced portfolio relates to transactions of this kind.

•

Transactions which at the time of their restructuring/refinancing were classified as doubtful due to payment arrears (more than three months) or other situations. This restructuring/refinancing does not entail the release of provisions and the borrowers continue to be classified as doubtful, unless the criteria established in the regulations based on Bank of Spain circulars are met (i.e. collection of ordinary interest outstanding and, in any case, provision of new effective guarantees or reasonable assurance of ability to pay) and the precautionary requirements included for prudential reasons in the Group’s corporate policy are also satisfied (i.e. sustained payment for a certain period, depending on the transaction features and the type of guarantee).

This practice of loan restructuring/refinancing is confined, subject to stringent and selective criteria, to transactions:

•	that are viable and whose initial impairment is not very severe,

•	in which customers have a willingness to pay,

•	that improve the Group’s position in terms of expected loss, and

•	in which restructuring/refinancing does not discourage an additional effort by customers.

For standardized customers, the following general principles are applied, although exceptional circumstances are handled on a case-by-case basis:

•	The overall customer risk is assessed.

•	The exposure to the customer is not increased.

•	All the alternatives and their impacts are assessed, making sure that the results of this practice exceed those which would foreseeably be obtained if it were not performed.

•	Special attention is paid to the guarantees and the possible future changes in their value.

•	The use of loan restructuring/refinancing is restricted, with priority being given to additional efforts from customers, and actions that only postpone the problem are avoided.

•	Restructured/refinanced transactions are subject to special monitoring, which continues until the debt has been repaid in full.

In the case of individualized customers, these principles are used as a point of reference, but a case-by-case analysis of each customer is of particular importance.

The corporate policy establishes different types of modifications to be made to the terms and conditions of the transactions, based on the borrower’s economic situation:

1.	Borrowers displaying a severe but transitory deterioration in their ability to pay (which is expected to be recovered in a short space of time):

a.	Increasing installment: used when the customer’s ability to pay is likely to improve gradually over time; thus, the installment gradually increases in order to match the improved payment capacity.

b.	Short-term adjustments: a payment moratorium is applied on the principal during a short period, until the customer recovers his original payment capacity.

2.	Borrowers displaying a slight but prolonged deterioration in their ability to pay:

a.	Term extension: the customer’s installment is reduced by means of lengthening the amortization period of the loan.

b.	Final bullet: the customer’s installment is reduced by postponing part of the principal, which is paid together with the last installment. This alternative is considered only where it is not viable to extend the term of the loan and there is an effective guarantee that increases the likelihood of collecting the final installment (e.g. mortgages).

Each case is analyzed on an individual basis, with priority being given to modifications for customers displaying a slight but prolonged deterioration, since those who have suffered severe transitory deterioration carry a higher risk, as they depend on the accuracy of the estimated time of their future recovery.

The Group has a series of mechanisms for the management and control of loan restructuring/refinancing, which allow it to manage these transactions in a differentiated way, paying particular attention to the processes of:

•	Planning and budgeting, including preparing the pertinent business plans, projections and limits for the most relevant items.

•	Monitoring portfolio evolution and assessing the degree of compliance with the projections prepared in the planning phase.

This portfolio of loans is segregated into a separate loan pool for the purposes of determining the allowance for loan losses. Restructuring/refinancing does not entail the release of provisions recognized for a particular transaction. It is not considered appropriate to classify products for provisioning purposes based on the support measures they may have received. Transactions must have a previous classification and, under certain circumstances, an improvement in their status could be studied. Meanwhile, the provision remains unaltered, i.e. the provisioning percentage is frozen until reasonable certainty of payment, which exists at the time of modification of the terms of the transaction, can be evidenced.

In the event of repeated defaults after modification of the agreement that lead to the loan being classified as doubtful, the recognition of provisions is recalculated from the date of the oldest past-due amount of the original transaction.

Our corporate policy establishes a maximum of one restructuring per year and three restructurings every 5 years together with more restrictive criteria: subsequent restructurings, which are not common, are only carried out after an exhaustive analysis of viability and when it has been determined that subsequent renegotiation can assure the payment with a reasonable certainty. Additionally, our corporate policy prescribes significant requirements (such as an extended period and new effective guaranties requested) before a restructured loan with subsequent restructuration to be reclassified as standard.

For the purpose of determining losses, the Group monitors its debtors differentiating between:

•

Customers classified by the Group as “standardized”: grouping together instruments having similar credit risk characteristics indicative of the debtors’ ability to pay all principal and interest amounts in accordance with the contractual terms. This category includes exposures to individuals, individual entrepreneurs and retail banking enterprises not classified as individualized customers.

•

Customers classified by the Group as “individualized”: they are monitored individually for significant debt instruments and for instruments which, although not material, are not susceptible to being classified in a group of financial assets with similar credit risk characteristics. This category includes wholesale banking enterprises, financial institutions and certain retail banking enterprises.

Our internal models, used to calculate our loan loss provisions, incorporate re-defaults of the restructured loans in the following manner:

•

Customers classified by the Group as “standardized”: our internal models consider restructured loans as a pool with differentiated behavior, which has its own probability of default calculated based on past credit history, which consider, among others, successive restructuration.

•

Customers classified by the Group as “individualized”: internal ratings are the key input for determining the probability of default of these loans and it takes into consideration subsequent restructuring to a loan. In this sense, our corporate risk policy establishes that the “rating” for restructured customers must be updated at least every six months reflecting new financial conditions or modifications.

Quantitative information required by Bank of Spain Circular 6/2012

Set forth below is the quantitative information required by Bank of Spain Circular 6/2012 on the restructured/refinanced transactions in force at December 31, 2012. The following terms are used in Bank of Spain Circular 6/2012 with the meanings specified:

•

Refinancing transaction: transaction granted or used for reasons relating to -current or foreseeable- financial difficulties the borrower may have in repaying one or more of the transactions granted to it, or through which the payments on such transactions are brought fully or partially up to date, in order to enable the borrowers of cancelled or refinanced transactions to repay the debt (principal and interest) because the borrower is unable, or might foreseeably become unable, to comply with the conditions thereof in due time and form.

•

Restructured transaction: transaction with respect to which, for economic or legal reasons relating to current or foreseeable financial difficulties of the borrower, the financial terms and conditions are modified in order to facilitate the payment of the debt (principal and interest) because the borrower is unable, or might foreseeably become unable, to comply with the aforementioned terms and conditions in due time and form, even if such modification is envisaged in the agreement.

CURRENT REFINANCING AND RESTRUCTURING BALANCES (a)

	Millions of euros
	Standard (b)						Substandard							Doubtful							Total
	Full property mortgage guarantee		Other collateral (c)		Without collateral		Full property mortgage guarantee		Other collateral (c)		Without collateral		Specific allowance	Full property mortgage guarantee		Other collateral (c)		Without collateral		Specific allowance
	Number of transactions	Gross amount	Number of transactions	Gross amount	Number of transactions	Gross amount	Number of transactions	Gross amount	Number of transactions	Gross amount	Number of transactions	Gross amount		Number of transactions	Gross amount	Number of transactions	Gross amount	Number of transactions	Gross amount		Number of transactions	Gross amount	Specific allowance
Public sector	1	200	4	94	113	628	—	—	3	124	2	1	13	3	3	1	—	49	31	4	176	1,081	17
Other legal entities and individual entrepreneurs	15,021	6,001	2,181	2,289	76,922	4,469	8,933	4,244	1,014	799	21,379	2,224	1,344	13,540	7,761	1,530	1,828	87,612	3,692	5,820	228,132	33,307	7,164
Of which: Financing for construction and property development	3,052	2,600	396	564	1,642	208	1,419	1,362	211	273	559	115	621	3,971	4,759	515	1,116	1,154	593	3,171	12,919	11,590	3,792
Other individuals	69,495	5,920	22,867	432	976,867	2,206	54,794	6,492	10,049	562	205,703	812	425	29,675	2,364	15,582	378	1,033,448	2,160	2,082	2,418,480	21,326	2,507

Total	84,517	12,121	25,052	2,815	1,053,902	7,303	63,727	10,736	11,066	1,485	227,084	3,037	1,782	43,218	10,128	17,113	2,206	1,121,109	5,883	7,906	2,646,788	55,714	9,688

(a)	Including all refinanced or restructured transactions as defined in section 1.g) of Annex IX of Bank of Spain Circular 4/2004
(b)	Standard risks classified as under special monitoring pursuant to section 7.a) of Annex IX of Bank of Spain Circular 4/2004
(c)	Including transactions without a full property mortgage guarantee, i.e. with a loan-to-value ratio of more than 1, and transactions with collateral other than a real estate mortgage, irrespective of their loan-to-value ratio.

It should be noted that 67% of all the transactions restructured/refinanced by the Group are not classified as doubtful. Also, from the guarantee standpoint, more than 70% are secured by collateral (92% in the case of real estate companies).

Of the total gross amount of transactions restructured/refinanced by the Group at December 31, 2012, EUR 32,867 million relate to portfolios in Spain, with the following features:

•	EUR 11,256 million relate to real estate companies, and 72% of this balance is classified as doubtful or substandard, with a specific allowance of 46%.

•	34% of the total portfolio in Spain is classified as doubtful, with a coverage ratio of 42%.

•	EUR 29,380 million (89%) relate to transactions previously classified as other than doubtful, with collateral of 82%.

•	The remaining EUR 3,487 million (11%) relate to transactions previously classified as doubtful, with collateral of 84%.

Following is a detail of the restructured/refinanced portfolio at December 31, 2012, distinguishing, on the basis of their management, the transactions previously classified as other than doubtful from those previously classified as doubtful:

	Standard	Substandard		Doubtful		Total
	Millions of euros	Millions of euros	Specific allowance %	Millions of euros	Specific allowance %	Millions of euros	% of total	Specific allowance %

Transactions previously classified as other than doubtful	18,638	13,179	10%	11,117	41%	42,934	77%	14%

Transactions previously classified as doubtful	3,601	2,079	23%	7,100	48%	12,780	23%	30%

Total	22,239	15,258	12%	18,217	43%	55,714	100%	17%

The table below sets forth the movements in our restructured/refinanced loans for the period shown:

(In millions of euros)	Year ended Dec. 31, 2012
	Transactions which at the time of their restructuring/ refinancing were classified as doubtful	Transactions which at the time of their restructuring/ refinancing were classified as other than doubtful	Total
Opening balance	10,334	41,872	52,206

Of which: Performing loans	4,765	34,354	39,119

Non-performing loans	5,569	7,518	13,087

New entries during period	9,924	19,082	29,006

Reductions (*)	7,478	14,171	21,649

Other movements	—	3,849	3,849

Closing balance	12,780	42,934	55,714

Of which: Performing loans	5,680	31,817	37,497

Non-performing loans	7,100	11,117	18,217

(*)	Includes movements due to cash recoveries, forecloses and write-offs

The transactions presented in the foregoing tables are classified at December 31, 2012, by nature, as follows:

•

Doubtful: transactions that are in the process of becoming standard or those which, having been classified as standard or substandard during the term of the transaction, have again encountered payment difficulties. Pursuant to the corporate policy of prudence, if this deterioration should worsen, the loan would be classified as written-off.

•

Substandard: transactions previously classified as doubtful with respect to which sustained payments have been made for a certain period, depending on the transaction features and the type of guarantee. In the specific case of transactions with a grace period on the repayment of principal, the transaction is classified as substandard, unless it has already been classified as doubtful, and it will remain in this category until the end of the grace period. Also, if a transaction classified as standard falls into arrears (non-payment), this is sufficient reason for the transaction to be classified as substandard.

•

Standard: transactions previously classified as doubtful or substandard which have successfully completed a precautionary observation period evidencing that payment capacity pursuant to the terms established in the corporate policy has been re-established. According to this policy, transactions classified as standard must remain under special surveillance for a minimum precautionary period of two years and until 20% of their principal has been repaid, except in the case of transactions involving some form of debt reduction, which must remain under special surveillance until they are extinguished.

5. MARKET RISK

5.1 Activities subject to market risk and types of market risk

The measurement, control and monitoring of the market risk area comprises all operations in which net worth risk is assumed as a result of changes in market factors. This risk arises from changes in the risk factors -interest rates, inflation rates, exchange rates, equity prices, credit spreads, commodity prices and the volatility thereof- and from the liquidity risk of the various products and markets in which the Group operates.

•

Interest rate risk is the possibility that fluctuations in interest rates might have an adverse effect on the value of a financial instrument, on a portfolio or on the Group as a whole. Interest rate risk affects, inter alia, loans, deposits, debt securities, most financial assets and liabilities held for trading and derivatives.

•

Inflation rate risk is the possibility that fluctuations in inflation rates might have an adverse effect on the value of a financial instrument, on a portfolio or on the Group as a whole. Inflation rate risk affects, inter alia, loans, debt securities and derivatives, the returns on which are linked to inflation or to an actual variation rate.

•

Foreign currency risk is defined as the sensitivity of the value of a position in a currency other than the base currency to a potential change in exchange rates. Accordingly, a long position in a foreign currency will generate a loss if this currency depreciates against the base currency. The positions affected by this risk include investments in subsidiaries in currencies other than the euro, and loans, securities and derivatives denominated in foreign currencies.

•

Equity risk is the sensitivity of the value of the open positions in equity securities to adverse changes in the market prices of those equity securities or in future dividend expectations. Equities risk affects, among other instruments, positions in shares, equity indices, convertible bonds and equity derivatives (puts, calls, equity swaps, etc.).

•

Credit spread risk is the sensitivity of the value of open positions in fixed-income securities or in credit derivatives to fluctuations in the credit spread curves or in the recovery rates (RR) of specific issuers and types of debt. The spread is the differential between the quoted price of certain financial instruments over other benchmark instruments, mainly the IRR of government bonds and interbank interest rates.

•

Commodity price risk is the risk arising from the effect of potential changes in commodity prices. The Group’s exposure to commodity price risk is not material and it is concentrated in commodity derivatives with customers.

•

Volatility risk is the sensitivity of the value of the portfolio to changes in the volatility of risk factors, i.e. the volatility of interest rates, exchange rates, credit spreads and commodities. Volatility risk arises on financial instruments whose measurement model includes volatility as a variable, most notably financial option portfolios.

All these market risks can be mitigated in part or in full through the use of derivatives such as options, futures, forwards and swaps.

In addition, there are other market risks, which are more difficult to hedge, the detail being as follows:

•

Correlation risk. Correlation risk is defined as the sensitivity of the value of the portfolio to changes in the relationship between risk factors (correlation), whether they are the same type (e.g. between two exchange rates) or different (e.g. between an interest rate and a commodity price).

•

Market liquidity risk. The risk that a Group entity or the Group as a whole may not able to unwind or close a position on time without affecting the market price or the cost of the transaction. Market liquidity risk may be caused by the reduction in the number of market makers or institutional investors, the execution of large volumes of transactions, market instability or the increase in concentration in certain products and currencies.

•

Prepayment or termination risk. When the contractual relationship in certain transactions explicitly or implicitly permits early repayment before maturity without negotiation, there is a risk that the cash flows might have to be reinvested at a potentially lower interest rate. It mainly affects mortgage loans or securities.

•

Underwriting risk. Underwriting risk arises as a result of an entity’s involvement in the underwriting of a placement of securities or other type of debt, thus assuming the risk of owning part of the issue or the loan if the entire issue is not placed among the potential buyers.

The activities are segmented by risk type as follows:

a)	Trading: this item includes financial services for customers, trading operations and positions taken mainly in fixed-income, equity and foreign currency products.

b)	Structural risks: these consist of the market risks inherent in the balance sheet, excluding financial assets and liabilities held for trading. The structural risks are as follows:

•	Structural interest rate risk: arises as a result of the maturity and repricing gaps of all the assets and liabilities on the balance sheet.

•

Structural foreign currency risk/hedges of results: foreign currency risk resulting from the fact that investments in consolidable and non-consolidable companies are made in currencies other than the euro (structural exchange rate). In addition, this item includes the positions to hedge the foreign currency risk on future results generated in currencies other than the euro (hedges of results).

•	Structural equities risk: this item includes equity investments in non-consolidated financial and non-financial companies and available-for-sale portfolios comprising equity positions.

The GBM (Global Banking and Markets) division carries the main responsibility for managing the positions taken in the trading business in order to develop customer business in financial markets and, secondly, to a lesser extent, to take own-account positions.

The financial management division is responsible for executing the structural risk management strategy through the application of uniform methodologies adapted to the situation of each market in which the Group operates, either directly through the Parent or in coordination with the other units. Decisions affecting the management of these risks are taken through the ALCO committees in the respective countries and in coordination with the Group’s markets committee. The aim pursued is to ensure the stability and recurring nature of both the net interest margin of the commercial activity and the Group’s economic value, whilst maintaining adequate liquidity and solvency levels.

Each of these activities is measured and analyzed using different metrics in order to reflect their risk profiles as accurately as possible.

5.2. Market risks in 2012

5.2.1 Trading

In 2012 the Group intensified its strategy of focusing its trading activity on the customer business and minimizing as far as possible the outstanding directional risk exposures in net terms. This was reflected in the performance of value at risk (VaR), which declined with respect to previous years.

The structured derivative activity is focused mainly on designing investment products and hedging risk for customers. Management is geared towards ensuring that the net outstanding risk is as low as possible.

This type of transaction includes equity, fixed-income and foreign currency options.

The management units in which this activity was carried out are primarily Madrid, Banesto and Santander UK and, to a lesser extent, Brazil and Mexico.

The Group continued to have very limited exposure to complex structured instruments or vehicles. Specifically, at 2012 year-end, the Group had:

•

CDOs and CLOs at fair value classified as Level 3: the Group’s position continued to be scantly material, at EUR 207 million. This position is largely a result of the integration of the Alliance&Leicester portfolio in 2008.

•

Hedge funds: the total exposure was not material (EUR 274 million at December 31, 2012) and consisted largely of the financing provided to these funds (EUR 169 million), the remainder being direct portfolio investment. This exposure featured low loan-to-value ratios, of below 20% (collateral of EUR 1,480 million at the end of December). The risk exposure to this type of counterparty is analyzed on a case-by-case basis, and the percentages of collateral are established according to the features and assets of each fund.

•	Conduits: there was no exposure.

•

Monolines: the Group’s exposure to monoline insurers amounted to EUR 151 million[1] in December 2012, and was concentrated mainly on an indirect exposure of EUR 145 million, by virtue of the guarantee provided by entities of this kind for various traditional financing or securitization transactions. The exposure was to double-default risk in this case. The primary underlyings had high credit ratings. The small remainder was direct exposure (e.g. through the purchase of a credit default swap to protect it against the risk of default of these insurance companies). Exposure decreased significantly -by 23%- with respect to 2011.

In short, the exposure to instruments of this kind in the ordinary course of the Group’s business generally continued to decrease in 2012. It is due mainly to the integration of exposures at entities acquired by the Group, such as Alliance&Leicester and Sovereign (in 2008 and 2009, respectively). All these exposures were known at the time of the purchase and adequate provisions were recognized. Since their integration in the Group these exposures have been reduced notably, the final objective being their derecognition.

The Group’s policy with respect to the approval of new transactions involving these products continues to be prudent and conservative and is subject to strict supervision by the Group’s senior management. Before approval is given for a new transaction, product or underlying, the risk division checks:

•	whether there is an adequate valuation model (mark-to-market, mark-to-model or mark-to-liquidity) to monitor the value of each exposure.

•	whether the inputs enabling application of this valuation model are observable in the market.

Provided the two aforementioned conditions are met, the risk division ascertains:

•	the availability of adequate systems duly adapted for the daily calculation and monitoring of the results, positions and risks of the new transactions envisaged.

•	the degree of liquidity of the product or underlying, with a view to arranging the related hedge on a timely basis.

Calibration and test measures

In 2012 the Group continued to perform regular analyses and tests to check the accuracy of the value-at-risk (VaR) calculation model, and drew conclusions which enabled it to verify the reliability of the model. The objective of these tests is to determine whether it is possible to accept or reject the model used to estimate the maximum loss of a portfolio for a given confidence level and time horizon.

The most important tests are the backtesting exercises, which are analyzed at local and global level by the market risk control units. The backtesting methodology is applied homogenously to all the Group’s portfolios and sub-portfolios.

The backtesting exercise consists of comparing the projected VaR measurements, for a given confidence level and time horizon, with the actual losses obtained in the same time horizon.

1	The guarantees provided by monoline insurers in US Municipal Bonds are not treated as exposure. As a result of the acquisition of Sovereign Bank, the Group integrated a portfolio of this type of bonds amounting to EUR 1,341 million at December 2011.

Three types of backtesting are calculated and assessed at the Group:

•

Clean backtesting: the daily VaR is compared with the results obtained without taking into account the intra-day results or the changes in the portfolio’s positions. This model serves to check the accuracy of the individual models used to assess and measure the risks of the various positions.

•	Dirty backtesting: daily VaR is compared with the day’s net results, including the results of intra-day operations and those generated by fees and commissions.

•

Dirty backtesting without mark-ups or fees and commissions: daily VaR is compared with the day’s net results, including the results of intra-day operations but excluding those generated by margins and fees and commissions. This method is intended to obtain an idea of the intra-day risk assumed by the Group’s treasury areas.

In the first case, for the entire portfolio, in 2012 there were three violations of VaR at 99% (i.e. days when the daily loss was higher than VaR): two in May, the first of which can be explained mainly by the sharper-than-normal increase in the Brazilian real curve indexed to inflation following the publication of higher-than-expected inflation data; and the second by sharper-than-normal increases in Spain and Mexico’s yield curves; and one in June, due to the sudden widening of credit spreads, the falls in the stock markets and the depreciation of most currencies against the dollar due to the worsening of expectations as to the outcome of the Summit of the Heads of State or Government of the European Union (June 29).

The number of violations is in line with the expected performance of the VaR calculation model, given that a confidence level of 99% and a time horizon of one year are used (with a longer time horizon one could expect an average of two or three violations a year).

The backtesting exercises are carried out regularly for each significant portfolio or strategy of each Group trading unit, and their main objective (as in the case of the other benchmark tests) is to detect anomalies in the VaR model of each portfolio in question (e.g. deficiencies in the parameterization of the valuation models of certain instruments, scantly adequate proxies, etc.). This is a dynamic process in the context of the procedure to review and validate the model.

5.2.2 Structural market risks 2

5.2.2.1 Structural interest rate risk

Europe and the United States

In these mature markets which are witnessing a scenario of low interest rates, the general positioning has been to maintain balance sheets with a positive sensitivity to interest rate rises in terms of both the net interest margin (NIM) and the market value of equity (MVE).

At the end of December 2012, the sensitivity of the net interest margin at one year to parallel shifts of 100 basis points was concentrated on the euro, US dollar and pound sterling yield curves, the Parent bank, the US subsidiary and Santander UK, plc being the main contributors with EUR 183 million, USD 60 million and GBP 14 million, respectively. As regards the euro yield curve, the contributions to the exposure by Banesto and Santander Consumer Finance are also significant. The sensitivity of the margin for other convertible currencies was scantly material.

Also at 2012 year-end, the most significant sensitivity of the market value of equity to parallel shifts of 100 basis points (EUR 527 million at the Parent bank) was that of the euro yield curve. With respect to the US dollar and pound sterling curves, the sensitivities were USD 297 million and GBP 215 million, respectively.

Latin America

Due to the differences in macroeconomic context and the degree of maturity of these markets, the positions with respect to the net interest margin (NIM) were not homogenous. Accordingly, in certain geographical areas the balance sheets were positioned for rising interest rates and in others they were positioned for falling rates.

In relation to the sensitivity of the market value of equity (MVE), the general positioning of the balance sheets was such that the average term of the assets exceeded that of the liabilities (negative sensitivity to interest rate rises).

2	Includes the total balance sheet, except for financial assets and liabilities held for trading.

In any case, the level of exposure in all countries is very low in relation to the annual budget and the amount of capital.

5.2.2.2 Structural foreign currency risk/hedges of results

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

At 2012 year-end, the largest long-term exposures (with their potential impact on equity) were concentrated, in descending order, on the Brazilian real, the pound sterling, the US dollar, the Mexican peso, the Chilean peso and the Polish zloty. The Group hedges a portion of these long-term exposures through foreign exchange derivatives.

Additionally, the financial management division at consolidated level is responsible for managing the foreign currency risk inherent in the expected results and dividends of the Group at the units whose base currency is not the euro.

5.2.2.3 Structural equity risk

The Group has equity positions in its balance sheet (banking book) in addition to the trading positions. These positions are classified as available-for-sale financial assets (equity instruments) or as investments, depending on the length of time they are expected to remain in the portfolio.

These positions are exposed to market risk. VaR is calculated for these positions using series of market prices for listed shares and proxies for unlisted securities.

5.3. Methodologies

5.3.1 Trading

The standard methodology applied to trading activities by the Group in 2012 was Value at Risk (VaR), which measures the maximum expected loss with a given confidence level and time horizon. This methodology was based on a standard historical simulation with a 99% confidence level and a one-day time horizon. Statistical adjustments were made to enable the swift and efficient incorporation of the most recent events that condition the level of risk assumed. Specifically, the Group uses a time window of 2 years or 520 daily data obtained retrospectively from the reference date of the VaR calculation. Two figures are calculated each day, one by applying an exponential decline factor which gives a lesser weighting to more distant observations in time, and another with uniform weightings for all observations. The VaR reported is the higher of these two figures.

The historical simulation VaR has many advantages as a risk metric (it summarizes in one single number a portfolio’s market risk, it is based on market changes that have actually occurred without having to make assumptions regarding functions or correlation between market factors, etc.), but it also has limitations. The most significant limitations are the high sensitivity of the historical window used, the inability to capture plausible events with a major impact if they do not occur in the historical window used, the existence of measurement parameters in which there is no market input available (such as correlations, dividends and recovery rates) and the slow adaptation to new volatilities and correlations if the most recent data are given the same weight as the oldest data.

Most of these limitations are corrected by using stressed VaR, by calculating a VaR with exponential decline and by applying conservative valuation adjustments.

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

On a regular basis (at least once a month) the Group calculates and analyses the potential impact on results of applying different stress scenarios to all the trading portfolios, considering the same situations by risk factor. A minimum of three types of scenarios (possible, severe and extreme) are defined which, together with VaR, make it possible to obtain a much more complete spectrum of the risk profile.

Also, the market risk area, in accordance with the principle of independence of the business units, monitors daily the positions of each unit and the global positions, through an exhaustive control of changes in the portfolios, the aim being to detect possible incidents and correct them immediately.

Particularly worthy of note are the derivatives and credit management activities which are controlled daily using specific measures due to their atypical nature. In the case of derivatives, a control is conducted of sensitivities to fluctuations in the price of the underlying (delta and gamma), in volatility (vega) and in time (theta). For credit management activities, measures such as sensitivity to spread, jump-to-default and risk concentrations by rating level are reviewed systematically.

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

5.3.2 Structural market risks

5.3.2.1 Structural interest rate risk

The Group analyses the sensitivity of the net interest margin and market value of equity to changes in interest rates. This sensitivity arises from maturity and interest rate repricing gaps in the various balance sheet items.

On the basis of the balance-sheet interest rate position, and considering the market situation and outlook, the necessary financial measures are adopted to align this position with that desired by the Group. These measures can range from the taking of positions on markets to the definition of the interest rate features of commercial products.

The metrics used by the Group to control interest rate risk in these activities are the interest rate gap, the sensitivity of net interest margin and market value of equity to changes in interest rates, the duration of capital and value at risk (VaR) in order to calculate economic capital.

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

Net interest margin (NIM) sensitivity

The sensitivity of the net interest margin measures the change in the expected Interest income/(charges) for a specific period (twelve months) given a shift in the yield curve.

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

5.3.2.2 Structural foreign currency risk / hedges of results

These activities are monitored by measuring positions, VaR and results on a daily basis.

5.3.2.3 Structural equity risk

These activities are monitored by measuring positions, VaR and results on a monthly basis.

5.4. Management framework

Organizational and governance structure

The market and structural risk area forms part of one of the two Group risk units. The tasks of the market risk function are as follows:

•	Definition and supervision of the market risk management model, which includes corporate policies, definition of the risk map and segmentation criteria.

•	Control, consolidation, reporting and centralized approval of market risks.

These tasks are based on five basic pillars that are crucial for a correct market risk management:

•	Measurement, analysis and control of market and liquidity risk.

•	Calculation, analysis, explanation and reconciliation of results.

•	Definition, capture, validation and distribution of market data.

•	Approval of limits, products and underlyings.

•	Consolidation of data.

Market risk management is in turn guided by the following basic principles:

•	Involvement of senior management

•	Independence of the risk function from the business.

•	Clear definition of powers.

•	Risk measurement.

•	Risk limitation.

•	Analysis and control of risk positions.

•	Establishment of risk policies and procedures.

•	Assessment of risk methodologies validated or developed by the methodology area.

5.5. Internal model

At 2012 year-end, the Group had obtained the Bank of Spain’s approval for the internal market risk model for the calculation of regulatory capital in the trading portfolios of the Spain, Chile, Mexico and Portugal units. The Group intends to gradually extend this approval to its other units.

The consolidated regulatory capital for the Group per the internal market risk model is obtained by adding the regulatory capital of each of the units for which the related approval has been obtained from the Bank of Spain. This criterion for consolidating the Group’s capital is conservative, since it does not take into account the savings in capital arising from the diversification effect among the various geographical areas.

Following this approval, the regulatory capital of the trading activities for the above-mentioned scope is calculated using advanced approaches, applying as fundamental metrics VaR, Stressed VaR and the incremental risk capital charge (IRC) for default risk and rating migration risk, in keeping with the new capital requirements in the Basel accords.

The Group cooperates closely with the Bank of Spain to make further progress in the scope of application of the internal model (at geographical and operational levels) and in the impact analysis of new requirements, in line with the documents issued by the Basel Committee to strengthen the capital of financial institutions.

6. LIQUIDITY AND FUNDING RISK

6.1 Liquidity management framework - Monitoring and control of liquidity risk

Structural liquidity management seeks to finance the Group’s recurring business with optimal maturity and cost conditions, avoiding the need to assume undesired liquidity risks.

Liquidity management at the Group is based on the following principles:

•	Decentralized liquidity model.

•	Medium and long-term liquidity needs arising from the business must be funded using medium and long-term instruments.

•	High proportion of customer deposits, as a result of a commercial balance sheet.

•	Diversification of wholesale funding sources by: instrument/investor; market/currency; and maturity.

•	Restrictions on recourse to short-term financing.

•	Availability of a sufficient liquidity reserve, including a capacity for discounting at central banks, to be drawn upon in adverse situations.

In order to ensure the effective application of these principles by all the Group entities, it was necessary to develop a single management framework resting on the following three cornerstones:

•	A sound organizational and governance model to ensure that senior management of the subsidiaries is involved in the decision-making process and is included in the Group’s global strategy.

•	An in-depth balance-sheet analysis and liquidity risk measurement to support the decision-making process and the control thereof.

•	A management approach adapted in practice to the liquidity needs of each business.

6.1.1. Organizational and governance model

Decisions relating to all structural risks, including liquidity risk, are made though local asset-liability committees (ALCOs) in coordination with the markets committee.

The markets committee is the highest-ranking body at Group level responsible for coordinating and supervising all global decisions affecting liquidity risk measurement, management and control. It is chaired by the Group’s chairman and its members are the second deputy chairman and managing director, the third deputy chairman (who, in turn, is the chairman of the risk committee), the finance and risk executive vice presidents, and the heads of the business and analysis units.

Following the aforementioned principles, the local ALCO committees establish strategies to guarantee and/or anticipate the funding requirements of their business. They are assisted in the performance of their duties by the financial management area and the market risk area, which submit analyses and management proposals and monitor compliance with the limits set.

The Group has established a clear division between the implementation of the financial management strategy (for which the financial management area is responsible) and its monitoring and control (which is the responsibility of the market risk area).

6.1.2. Balance sheet analysis and liquidity risk measurement

Funding and liquidity decision-making is based on a thorough understanding of the Group’s current situation (environment, strategy, balance sheet and liquidity position), of the future liquidity needs of the businesses (liquidity projection) and of the accessibility and situation of the funding sources in wholesale markets.

Its aim is to ensure that the Group maintains optimum liquidity levels to cover its short- and long-term liquidity requirements with stable funding sources, optimizing the impact of funding costs on the income statement.

This requires the monitoring of the balance sheet structure, the preparation of short- and medium-term liquidity projections and the establishment of basic metrics.

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

The results of these balance-sheet, projection and scenario analyses provide the inputs required to prepare the Group’s various contingency plans, which, if necessary, would enable it to anticipate a broad spectrum of potential adverse situations.

All these measures are in line with the practices being promoted by the Basel Committee to strengthen the liquidity of financial institutions, the objective of which is to define a framework of principles and metrics that is currently in the observation phase.

Methodology for liquidity risk monitoring and control

The liquidity risk measures adopted by the Group pursue the following goals:

•	To attain the highest degree of effectiveness in liquidity risk measurement and control.

•	To provide support for financial management, to which end the measures are adapted to the manner in which the Group’s liquidity is managed.

•	To be aligned with Basel III, in order to avoid any “conflicts” between varying limits and to facilitate limit management.

•	To constitute an early warning system that anticipates potential risk situations by monitoring certain indicators.

•	To achieve involvement at country level. Although the metrics are developed on the basis of common, uniform concepts affecting liquidity, they have to be analyzed and adapted by each unit.

Two kinds of basic metrics are used to control liquidity risk: dynamic and static. Dynamic metrics include basically the liquidity gap, while static metrics feature the net structural balance-sheet position. The Group supplements these metrics by developing various stress scenarios. Following is a detailed description of these three metrics:

a)	Liquidity gap

The liquidity gap provides information on cash inflows and outflows -both contractual and those estimated using assumptions- for a given period. Liquidity gap analyses are prepared for each of the main currencies in which the Group operates.

The gap supplies data on the projected sources and applications of funds of all on- and off-balance sheet items in specific time periods. This analysis tool is obtained by considering the net result of the maturity and cash flow structure for each of the time buckets established. The tool is constructed by including the available liquidity and contrasting it with the liquidity requirements resulting from maturities.

In practice, since the same item will behave differently at the various Group subsidiaries, a set of common standards and methodologies are in place to make it possible to construct the liquidity risk profiles of each unit in a uniform manner and to submit these profiles in a comparable form to the Bank’s senior management.

Consequently, in the case of Group, a consolidated view of the liquidity gaps is of very limited use for the management and understanding of liquidity risk. Its usefulness is further diminished if the gaps are obtained by using contractual maturities.

The various analyses conducted using the liquidity gap as a basis include most notably the wholesale funding analysis. Based on this analysis, a metric has been defined the aim of which is to ensure that the Group has sufficient liquid assets to attain a minimum liquidity horizon in a scenario in which wholesale financing is not renewed on maturity.

The minimum liquidity horizons are established at corporate level and on a uniform basis for all units/countries, which must calculate their wholesale liquidity metric for the main currencies in which they operate.

Bearing in mind the pressures experienced by the markets in 2012, the wholesale liquidity gap was monitored particularly closely at the Parent and at the units in the euro zone.

At the end of 2012, all units were comfortably positioned with respect to the horizons set at corporate level for the aforementioned scenario.

b)	Net structural position

The purpose of this metric is to determine the reasonableness of the balance-sheet funding structure. The Group’s aim is to ensure that its structural needs (lending, non-current assets, etc.) are satisfied by means of an appropriate combination of wholesale funding sources and a stable retail customer base.

Each unit prepares its liquidity balance sheet based on the nature of its business and compares its liquidity needs with the various funding sources available to it. The essential factors taken into account in determining this metric are the degree of recurrence of the business to be financed, the stability of the funding sources and the readiness with which assets can be converted into cash.

In practice, each subsidiary prepares its own liquidity balance sheet (different from the balance sheet for accounting purposes) by classifying the various asset, liability and off-balance-sheet items on the basis of their nature in terms of liquidity. Thus, the funding structure of each subsidiary is determined, which must at all times conform to a fundamental premise: namely that the basic businesses must be financed with stable funds and medium and long-term financing. The combination of these measures guarantees the robustness of the Group’s financial structure and the sustainability of its business plans.

At the end of 2012, the Group had a structural liquidity surplus of EUR 157,000 million following the improved situation reported by the main units.

c)	Scenario analysis

In order to supplement the aforementioned metrics, the Group develops a series of stress scenarios. Its main objective is to identify the critical factors in each potential crisis and, at the same time, to define the most appropriate management measures to address each of the situations assessed.

In their liquidity analyses the units generally consider three different scenarios: systemic, idiosyncratic and hybrid. These scenarios constitute the minimum standard analysis established for all Group units to be reported to senior management. Also, each unit develops ad-hoc scenarios which replicate major historical crises or the liquidity risks specific to its particular environment.

At the end of 2012, in the event of a potential systemic crisis affecting the wholesale funding of the units located in Spain, the Group would have an adequate liquidity position.

In addition to these three metrics, the Group has defined a series of internal and market variables to act as early warning signals for potential crises; these signals are also capable of indicating the nature and severity of such crises. The incorporation of these variables in day-to-day liquidity management enables the Group to anticipate any situations that might have an adverse effect on its liquidity risk. Although these alerts vary from country to country and from entity to entity, based on the specific conditioning factors in each case, certain parameters are used across the Group, such as the price of Banco Santander CDSs, the changes in deposits and the trend in central bank interest rates.

6.1.3 Management tailored to business needs

In practice, in keeping with the funding principles mentioned above, the Group’s liquidity management consists of the following:

•

Preparation of a liquidity plan each year on the basis of the funding needs arising from the budgets of each business and the methodology described above. Based on these liquidity requirements and taking into account certain prudential limits on the raising of funds in the short-term markets, the financial management area establishes an issue and securitization plan for the year at subsidiary/global business level.

•	Year-round monitoring of the actual changes in the balance sheet and in the funding requirements of the subsidiaries/businesses, which results in the relevant updates of the plan.

•

Continuous active presence in a wide range of wholesale funding markets, enabling the Group to maintain an adequate issue structure that is diversified in terms of product type and has a conservative average maturity.

The effectiveness of this management effort is based on the fact that it is implemented at all subsidiaries. Specifically, each subsidiary budgets the liquidity requirements resulting from its intermediation activity and assesses its own ability to raise funds in the wholesale markets so that, in ongoing coordination with the Group, it can establish an issue and securitization plan.

The Group’s main subsidiaries are currently self-sufficient in terms of their structural funding. The exception is Santander Consumer Finance, which requires the support of other Group units, especially the Parent, since it specializes in consumer financing mainly through dealer/retailer recommendations. Funding of subsidiaries is conducted at all times at market rates, taking into consideration the term of the financing and the internal rating of the borrowing unit.

In any case, over the last three years the amount of the support provided to Santander Consumer Finance by the Parent has fallen to less than a third (down to EUR 4,500 million from EUR 15,000 million in 2009). The measures currently being taken to enable Santander Consumer Finance to achieve self-financing levels similar to those of the other subsidiaries, via both retail customer funds and wholesale financing, are successfully reaching the milestones set and will be completed in the short term.

6.2 Funding strategy and evolution of liquidity in 2012

6.2.1 Funding strategy

In the last few years the Group’s funding activity has achieved its goal of obtaining sufficient funds for the Group’s recurring business, in a highly demanding environment marked by a heightened perception of risk, scant liquidity at certain time horizons and the increased cost of funding.

This sound performance was underpinned by the extension of the management model to all Group subsidiaries, including recent acquisitions, and, above all, by the adaptation of subsidiaries’ strategies to the growing market demands. These demands were not uniform across the markets and reached far higher levels of difficulty and pressure in certain areas, such as the peripheral regions of Europe.

In any case, it is possible to identify a series of general trends in the policies implemented by Group’s subsidiaries in their funding and liquidity management strategies over the last three years, namely:

•	Reduced growth in lending due to the environment, reflected more intensely in the economies currently undergoing adjustment, such as Spain and Portugal.

•

Priority focus on attracting customer funds. Group deposits excluding repos (but including retail promissory notes) rose by almost EUR 122,000 million. Deposits increased across all geographical areas, above all at the units with the highest growth in lending.

•

Maintenance of adequate, stable medium and long-term wholesale funding levels at Group level. The Group’s model of decentralized subsidiaries has helped it to continue to be very active in the wholesale markets in a highly demanding period.

•	Holding a sufficient volume of assets eligible for discount at central banks as part of the liquidity reserve to cater for episodes of stress on wholesale markets.

In particular, in 2012 the Group raised its total discount capacity to approximately EUR 130,000 million (up from around EUR 100,000 million in 2010 and 2011). In order to achieve this, it was necessary for the subsidiaries to implement an ongoing strategy for the generation of discountable assets with which to offset the reduced value of collateral resulting from the lowering of ratings in the period, above all those of sovereign debt and related assets.

This total discount capacity was generated largely by the units located in the euro zone. These units took advantage of the quality of their assets and the extraordinary monetary policy measures introduced by the European Central Bank (ECB) in late 2011 and early 2012 (basically, extension of collateral eligibility and three-year liquidity auctions) to substantially increase their liquidity buffers

Consequently, at the end of 2012 the Group’s total volume of discountable assets amply exceeded the commercial gap (i.e. the difference between net loans and deposits) at Group level. Specifically, it represented more than 160% of the gap, following the increase in the volume thereof discussed above, which was more intense in the last year.

In 2012, in view of the situation of the euro markets, the Group pursued a prudent strategy of depositing most of the funds raised by it as an immediate liquidity reserve at the European System of central banks and, as a result, its net global position was virtually zero.

In January 2013, the improvement in the liquidity position of the Group and that of its Spanish units, together with the loosening-up of the wholesale funding markets, will enable the Group to repay, in January 2013, all of the funds received by Banco Santander and Banesto in the first LTRO (Long Term Refinancing Operations) auction performed by the ECB in December 2011. Specifically, Santander will repay the EUR 24,000 million deposited at the European System of central banks, which is the maximum amount allowed in the first repayment window offered by the European monetary authority.

Thanks to all these developments, conducted on the basis of a liquidity management model, the Group currently enjoys a funding structure that sets it apart from most of its peers worldwide. The basic features of this distinguishing structure are as follows:

•	High proportion of customer deposits in a predominantly commercial balance sheet.

Customer deposits are the Group’s major source of funding. If retail promissory notes are included (given that in Spain they are a substitute for term deposits), these deposits represent around two thirds of the Group’s net liabilities (i.e. of the liquidity balance sheet) and at the end of 2012 they accounted for 89% of net loans.

Furthermore, these customer deposits are regarded as highly stable funds given their predominantly retail origin (more than 85% of deposits relate to commercial banking).

•	Diversified wholesale funding, primarily at medium and long term, with a very small proportion maturing in the short term.

Medium and long-term wholesale funding represents just under a quarter of the Group’s total funding and enables it to comfortably cater for the loans not financed with customer deposits (commercial gap).

The bulk of the medium and long-term wholesale funding consists of debt issues. At the end of 2012 the outstanding nominal balance in the market was EUR 153,000 million, with an adequate maturity profile (average 3.8 years) with no risk concentrations.

In addition to the debt issues, the medium and long-term wholesale funding also comprises the facilities of the Federal home loan banks in the United States (EUR 10,000 million drawn at the end of the reporting period) and the funds obtained from securitization activities. These last-mentioned funds include market-issued asset-backed bonds, structured and other special financing arrangements totaling EUR 50,000 million with an average maturity of around 2.5 years that compares favorably with market standards.

Wholesale funding in the form of short-term issue programmes constitutes a residual portion of the structure, accounting for less than 2% of total funding (excluding the retail promissory notes referred to above), and is more than fully covered by liquid financial assets.

At December 2012 the outstanding balance of the short-term funding was less than EUR 17,000 million, raised basically by the United Kingdom unit and the Parent through the existing issue programmes.

6.2.2 Evolution of liquidity in 2012

6.2.2.1 Improvements in the basic liquidity ratios

At the end of 2012, in comparison with 2011, the Group reported:

•

A reduction in the ratio of loans to net assets (total assets less trading derivatives and interbank balances) to 74% due to the decrease in lending in the climate of deleveraging referred to earlier. Nevertheless, this figure still mirrors the commercial nature of the Group’s balance sheet.

•

An improvement in the loan-to-deposit (LTD) ratio, which stood at 113% (including retail promissory notes), down from 117% in 2011. This dip continues the sliding trend that began in 2008 (150%) as a result of the Group-wide effort to attract retail deposits.

•

An improvement also in the ratio of customer deposits plus medium and long-term funding to loans, owing to the combination of improved liquidity resulting from commercial management efforts and the Group’s unchanged issue capacity. This ratio stood at 118% (2011: 113%), by far surpassing the 104% reported in 2008.

•	At the same time, there was a continuing limited recourse to short-term wholesale funds, at 2% around the same level as in 2011.

•

Lastly, in 2012 the Group’s structural surplus (i.e. the excess of structural funding resources -deposits, medium and long-term funding, and capital- over structural liquidity requirements -non-current assets and loans-) increased significantly to EUR 157 billion, due basically to the narrowing of the commercial gap. This surplus is based mainly on fixed income securities (EUR 114 billion), equities (EUR 5 billion) and net deposits at central banks (EUR 56 billion) .

The Group captured EUR 43,000 million in medium and long term issues of fixed income and securitizations in 2012. The chart below sets out their distribution by instruments and geographic areas.

Issues were made in 10 currencies, involving 13 issuers in 10 countries, with an average maturity of around 4.3 years.

Medium and long term issues (senior debt and covered bonds) raised EUR 31,000 million. Two points are worth mentioning:

•	The parent bank’s issuance capacity (almost EUR 16,000 million with Banesto) in a scenario as adverse as that in 2012, which underscored Santander’s financial strength for international investors.

•

The jump made by Latin American units both in quantitative (more than EUR 8,000 million issued) and qualitative terms: the four main countries (Brazil, Mexico, Chile and Argentina) made issues. Furthermore, Mexico and Chile made benchmark issues in the region (10-year senior debt in dollars with a high quality international demand).

In securitizations, the Group’s subsidiaries placed in the market close to EUR 12,000 million of securitization bonds and medium and long term structured funding collateralized by securitization bonds or covered bonds.

Along with the UK market which took 84% of the Group’s placements, also noteworthy was the securitization activity of Santander Consumer Finance backed by investors’ appetite for its assets. This demand enabled two new units of Santander Consumer to access new wholesale markets (Finland and Sweden). In both cases, the Group made the first securitization of loans for auto finance.

This improvement of the liquidity position at Group level is the result of the trends reported at the various subsidiaries.

6.2.2.2 Increase in the liquidity reserve

The liquidity reserve is the stock of highly-liquid assets held by the Group and its subsidiaries in order to serve as a source of funds of last resort in situations of extreme market stress when it is not possible to obtain financing with adequate maturities at acceptable prices.

Consequently, this reserve includes cash and balances with central banks, as well as central-bank eligible assets and government debt securities. The existence of this reserve further bolsters the robust liquidity position enjoyed by the Group and its subsidiaries.

At the end of 2012, the Group’s liquidity reserve amounted to EUR 217 billion, equal to 22% of the Group’s funding. The structure of this volume by type of asset, according to the effective value (net of haircuts), was as follows:

LIQUIDITY RESERVE AT 31/12/2012 Effective value (net of haircuts) in million euros
Cash and holdings at central banks	83,909
Uncumbered sovereign debt	41,930
Undrawn credit lines granted by central banks	79,116
Assets eligible as collateral and undrawn credit lines	12,120

Liquidity reserve	217,075

  Note: the reserve excludes other assets of high liquidity such as listed fixed income and equity portfolios.

As of December 31, 2012, the liquidity reserve was located: EUR 107 billion in the UK, EUR 90 billion in the rest of the units in the convertible currencies area, and the remaining EUR 20 billion mainly in Latin America and Poland.

In 2012, the Group was particularly active in generating eligible assets linked in general to development of business with customers. This enabled both the maturities of existing assets as well as cuts in credit ratings and in the value of guarantees to be offset when obtaining liquidity from central banks.

At the same time, the extraordinary liquidity measures put into effect by central banks have increased the discounting capacity of the banking sector as a whole. In the case of Grupo Santander, and backed by the quality of its assets, this capacity rose from around €100,000 million in 2010 and 2011 to around €133,000 million at the end of 2012.

7. OPERATIONAL RISK

7.1 Definition and objectives

The Group defines operational risk as “the risk of loss resulting from inadequate or failed internal processes, human resources or systems or from external events”. Unlike other risks, this is generally a risk that is not associated with products or businesses, but is found in processes and/or assets and is generated internally (people, systems, processes) or as a result of external risks, such as natural disasters.

The aim pursued by the Group in operational risk control and management is primarily to identify, measure/assess, control/mitigate and report on this risk.

The Group’s priority, therefore, is to identify and eliminate any clusters of operational risk, irrespective of whether losses have been incurred. Measurement of this risk also contributes to the establishment of priorities in operational risk management.

For the purpose of calculating regulatory capital for operational risk, the Group decided to opt initially for the standardized approach provided for under Basel II standards. The Group is assessing the most appropriate time to shift to advanced measurement approaches (AMA) taking into account, however, that: a) the short-term priority in operational risk management is focused on mitigation; and b) most of the regulatory requirements established for use of the AMA must be incorporated in the standardized approach and, at the present time, these requirements have already been included in the operational risk management approach used by the Group.

7.2 Corporate governance and organizational model

The organizational model for risk management and control follows the Basel guidelines and establishes three levels or layers of control:

•	First level: management and control functions performed by the Group’s units. Attempts to ensure that the business and the entity as a whole do not incur this type of risk.

•	Second level: control functions performed by the corporate areas. Establishes regulations and controls compliance by the first layer of control.

•	Third level: integrated supervision functions performed by the risk division, from the integrated risk control and internal risk validation area (CIVIR).

This model is reviewed on a recurring basis by the internal audit division.

Within the technology and operations division, the corporate technology and operational risk area (ACRTO) is responsible for the definition of policies and methodology and for the management and control of technology and operational risks.

The Group considers it is advisable for the first and second layer control functions to be performed within the aforementioned technology and operations division, which manages operational risk more directly and which has resources and personnel better suited to the identification, measurement, valuation and mitigation of operational risk. All of the above forms part of the recurring supervision of the Group’s control bodies, in line with its strong risk management culture.

The implementation, integration and local adaptation of the policies and guidelines established by the corporate area are the responsibility of the local areas, through the operational risk officers identified in each unit.

This operational risk management structure is based on the knowledge and experience of the executives and professionals of the various Group units, with particular importance being attached to the role of the local operational risk officers.

The technology and operational risk management model includes the following phases:

•	Identification of the operational risk inherent in all the Group’s activities, products, processes and systems.

•	Objective and continued measurement and assessment of operational risk, consistent with the industry and regulatory standards (Basel, Bank of Spain, etc.), and setting of risk tolerance limits.

•	Continuous monitoring of operational risk exposures, implementation of control procedures, improvement of internal awareness and mitigation of losses.

•	Establishment of mitigation measures to eliminate or minimize operational risk.

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

•	Definition and documentation of operational risk management policies and implementation of the related methodologies consistent with current regulations and best practices.

The operational risk control model implemented by the Group provides the following benefits:

•	Integrated and effective management of operational risk (identification, measurement/ assessment, control/mitigation and reporting).

•	Improved knowledge of actual and potential operational risks and better assignment to business and support lines.

•	The information on operational risk helps improve processes and controls and reduce losses and income volatility.

•	Setting of limits for operational risk appetite.

Model implementation: global initiatives and results

The main functions, activities and global initiatives adopted, which seek to ensure the effective management of operational and technology risk, can be summarized as follows:

•	Definition and implementation of the corporate technology and operational risk management framework.

•	Designation of head coordinators and creation of operational risk departments at the local units.

•	Training and experience sharing: communication of best practices within the Group.

•	Fostering of mitigation plans: control of both the implementation of corrective measures and projects under development.

•	Definition of policies and structures to minimize the impacts on the Group in the event of major disasters.

•	Adequate control of the activities carried out by third parties, enabling the Group to respond to potential critical situations.

•	Provide adequate information on this type of risk.

The corporate function strengthens technology risk management and fosters the following aspects, inter alia:

•	Security of information systems.

•	Promotion of contingency and business continuity plans.

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

In general, all the Group’s units continue to improve all matters relating to operational risk management, as disclosed in the annual review performed by internal audit.

7.3 Risk measurement and assessment model

In order to measure and assess technology and operational risk, the Group defined a set of quantitative and qualitative corporate techniques/tools that are combined to perform a diagnosis (based on the identified risks) and obtain a valuation (through the measurement/assessment) of the area/unit.

7.4 Other matters relating to operational risk control and monitoring

Analysis and monitoring of controls in market operations

In view of the specific features and complexity of financial markets, the Group considers it necessary to steadily strengthen the operational control of its financial market activities, thus bolstering the highly stringent and conservative risk and operational principles already applied on a regular basis by the Group.

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

Corporate information

The corporate technology and operational risk control area has a system for integral management of operational risk information (IGIRO), which every quarter consolidates the information available from each country/unit in the operational risk sphere and gives a global view with the following features:

•	Two levels of information: one corporate, with consolidated information, and the other individualized for each country/unit.

•	Dissemination of the best practices among the countries/units of the Group, obtained from the combined study of the results of qualitative and quantitative analyses of operational risk.

Information is also prepared on the following aspects:

•	The Group’s operational risk management model.

•	Human resources and scope of action.

•	Analysis of the database of errors and incidents.

•	Operational risk cost and accounting reconciliation.

•	Self-assessment questionnaires.

•	Indicators.

•	Mitigating measures/active management.

•	Business continuity plans and contingency plans.

•	Regulatory framework: BIS II.

•	Insurance

This information acts as the basis for meeting reporting requirements to the risk committee, senior management, regulators, rating agencies, etc.

The role of insurance in operational risk management

The Group considers insurance as a key factor in operational risk management. Since 2004 the operational risk area has worked closely with the Group’s insurance management area in all activities leading to improvements in the two areas. Some notable examples are as follows:

•	Cooperation in the presentation of the Group’s operational risk management and control model to insurers and reinsurers.

•

Analysis and follow-up of the recommendations and suggestions for improving operational risks made by insurance companies, through previous audits performed by specialized companies, and of the subsequent implementation thereof.

•	Sharing of the information generated in the two areas in order to strengthen the quality of error databases and the cover provided by the insurance policies of the various operational risks.

•	Close cooperation between local operational risk officers and local insurance coordinators in order to enhance operational risk mitigation.

•	Regular meetings to report on specific activities, statements of position and projects in the two areas.

•	Active participation of the two areas in the global insurance sourcing desk, the highest technical body in the Group responsible for the definition of insurance coverage and arrangement strategies.

8. COMPLIANCE AND REPUTATIONAL RISK

8.1 Definitions and objective

Compliance risk is the risk of receiving penalties (financial or otherwise) or being subject to other types of disciplinary measures by the supervisors as a result of failing to comply with laws, regulations, standards, the organization’s self-regulatory standards or codes of conduct applicable to the activity carried on.

Reputational risk is the risk associated with the perception of the Group held by the various internal and external stakeholders with which it is related as part of its business activities, which may have an adverse impact on results or business expectations. This risk includes legal, economic, financial, ethical, social and environmental aspects.

The Group’s objective regarding compliance and reputational risk management is: (i) to minimize the probability of irregularities arising; and (ii) to identify, report and swiftly resolve any irregularities that might possibly arise. As for reputational risk, bearing in mind the diversity of sources from which it can arise, management of this risk aims to identify such sources and ensure that they are duly attended to so that the probability of their occurring is reduced and the possible impact thereof is mitigated.

8.2 Corporate governance and organizational model

It is the responsibility of the Bank’s board or directors, as part of its supervisory function, to approve the Group’s general risk policy. In the corporate compliance and reputational risk area, the board is in charge of the Group’s general code of conduct, the global policy on the prevention of money-laundering and terrorist financing and the product and service marketing policy.

The risk committee proposes the Group’s risk policy to the board. Also, as the body responsible for global risk management, it measures reputational risk in its area of activity and decision-making.

The audit and compliance committee is entrusted, inter alia, with the functions of supervising compliance with legal requirements, watching over the effectiveness of internal control and risk management systems, supervising compliance with the Group’s code of conduct in the securities markets, with the manuals and procedures for the prevention of money-laundering and, in general, with the bank’s rules of governance and compliance, and making any necessary proposals for improvement, as well as reviewing compliance of the actions and measures resulting from reports or actions of the administrative supervisory and control authorities.

The compliance function reports to the board on an ongoing basis, mainly through the audit and compliance committee, to which the Group’s head of compliance reported at the eleven meetings held by this committee in 2012. The Group’s head of compliance also reported to one meeting of the risk committee, without prejudice to attending other sessions of this committee when transactions with a possible impact from the reputational risk standpoint are submitted to it.

The last layer of governance comprises the corporate committees for regulatory compliance, analysis and resolution and marketing (the last two specialize in their respective subjects: the prevention of money-laundering and the marketing of products and services), which have a global scope (all geographical areas, all businesses) and are replicated at local level.

As part of the risk division, in the exercise of its functions to support the risk committee, the integrated risk control and internal risk validation area (CIVIR) supervises the control framework applicable to compliance and reputational risk and, in turn, facilitates information in this connection to the Group’s control bodies.

The organizational model revolves around the corporate compliance and reputational risk area, forming part of the general secretary’s division, which is entrusted with managing the Group’s compliance and reputational risks. Within this area, which is led by the Group’s head of compliance, are the corporate regulatory compliance risk management office, the corporate reputational risk management office and the central department for the prevention of money-laundering and terrorist financing. This structure is replicated at local level and also in the global businesses, since the appropriate functional reporting channels to the corporate area have been established.

8.3 Risk management model

The main responsibility for compliance and reputational risk management is shared by the compliance department and the various business and support units that conduct the activities giving rise to risk. The responsibility for developing policies and implementing the corresponding controls lies with the compliance department, which is also responsible for advising senior management on these matters and fostering a culture of compliance, all as part of an annual programme whose effectiveness is periodically evaluated.

The compliance department directly manages the basic components of these risks (money-laundering, codes of conduct, product marketing, etc.) and ensures that the other components are duly addressed by the corresponding Group unit (responsible financing, data protection, customer claims, etc.), for which purpose it has established the appropriate control and verification systems.

The integrated risk control and internal risk validation area ensures that the risk management model is properly executed. Also, as part of its functions, internal audit performs the tests and reviews required to check that the standards and procedures established at the Group are being complied with.

Policies

The general code of conduct is the central plank of the Group’s compliance programme. The general code of conduct contains the ethical principles and standards of conduct that must guide the actions of all the Group employees and is complemented in certain matters by the standards contained in the industry-specific codes and manuals3.

Also, the code establishes: i) the functions and responsibilities regarding compliance by the Group’s relevant governing bodies and divisions; ii) the standards regulating the consequences of the failure to comply; and iii) a channel through which notifications of allegedly illicit actions are formulated and processed.

Governance and organization

It is the role of the corporate compliance office, under the supervision of the audit and compliance committee and the regulatory compliance committee, to ensure the effective implementation and monitoring of the general code of conduct.

The regulatory compliance committee, which is chaired by the Group’s general secretary, has authority on all matters relating to the compliance function, without prejudice to the matters assigned to the two specialist bodies in this area (the corporate marketing committee with regard to the marketing of products and services, and the analysis and resolution committee with regard to the prevention of money-laundering and terrorist financing). The regulatory compliance committee is composed of representatives from internal audit, the general secretary’s division, financial management, human resources and the most directly affected business units.

The Group’s compliance department has been entrusted with the following compliance and reputational risk management functions:

1.	Implement the Group’s general code of conduct and other codes and industry-specific manuals.

2.	Supervise the training activities on the compliance programme conducted by the human resources area.

3.	Direct investigations into any possible breaches, with help from internal audit, and propose the appropriate penalties to the related committee.

4.	Cooperate with internal audit in the periodic reviews carried out by internal audit on compliance with the general code and with the industry-specific codes and manuals, without prejudice to the periodic reviews of matters of regulatory compliance which are conducted by the compliance department directly.

5.	Receive and handle the complaints made by employees or third parties through the complaints channel.

6.	Advise on the resolution of doubts arising from the application of the codes and manuals.

7.	Prepare an annual report on the application of the compliance programme for submission to the audit and compliance committee.

8.	Regularly report to the general secretary, the audit and compliance committee and the board of directors on the implementation of the compliance policy and the compliance programme.

9.	Assess, every year, the changes that it might be appropriate to make to the compliance programme, particularly in the event of detecting unregulated risk areas and improvable procedures, and propose such changes to the audit and compliance committee.

3	The industry-specific codes and manuals include the prevention of money-laundering and terrorist financing manual, the code of conduct in securities markets, the procedures manual for the sale of financial products, the analysis code of conduct, the research policy manual, the foreclosed asset management manual of conduct, the purchase management manual of conduct, etc., in addition to the notes and circulars implementing specific points of these codes and manuals.

The Group’s compliance department has also been entrusted with the management of the criminal risk prevention model, which resulted from the entry into force of Organic Law 5/2010, which made legal entities criminally responsible for crimes committed on their account or for their benefit by directors or representatives or employees as a result of a lack of control. 2012 saw the completion of the implementation at the Group in Spain of this model, which includes the design and implementation of a risk map with the related controls; the preparation of a prevention manual and protocols that would be applicable if criminal proceedings were initiated; and various employee training and awareness-raising measures on criminal risk.

As regards the industry-specific codes and manuals, the focus of the compliance programme is on the following operational spheres, inter alia:

•	Prevention of money-laundering and the financing of terrorism.

•	Marketing of products and services.

•	Conduct in securities markets.

•	Relations with regulators and supervisors.

•	Preparation and dissemination of the Group’s institutional information.

Prevention of money-laundering and terrorist financing

Policies

As a socially responsible organization, it is a strategic objective for the Group to have an advanced effective system for the prevention of money-laundering and the financing of terrorism that is constantly adapted to the latest international regulations and has the capacity to respond to the appearance of new techniques employed by criminal organizations.

The prevention of money-laundering and terrorist financing function is articulated in certain policies that establish minimum standards that the Group’s units must observe, and which are prepared in conformity with the principles contained in the 40 recommendations of the Financial Action Task Force (FATF) and the obligations and stipulations of Directive 2005/60/EC of the European Parliament and of the Council of October 26, 2005 on the prevention of the use of the financial system for the purpose of money-laundering and terrorist financing.

The corporate policy and the standards implementing it must obligatorily be complied with at all Group units worldwide. In this regard, units should be taken to be all Banco Santander’s banks, subsidiaries, departments or branches, both in Spain and abroad, which, in accordance with their legal status, must be subject to the regulations on the prevention of money-laundering and terrorist financing.

Governance and organization

The organization of the prevention of money-laundering and terrorist financing function is based on three figures: the analysis and resolution committee (CAR), the central money-laundering prevention department (DCPBC) and the persons responsible for prevention at various levels.

The CAR is a collective body with a corporate scope which is chaired by the Group’s general secretary and is composed of representatives of internal audit, the general secretary’s division, human resources and the most directly affected business units.

The DCPBC’s function is to establish, coordinate and supervise the systems and procedures for the prevention of money-laundering and terrorist financing at all Group units.

Also, there are persons responsible for the prevention of money-laundering and terrorist financing at four different levels: area, unit, branch and account. In each case their role is to provide support to the DCPBC based on their proximity to the customer and transactions.

The Group has established corporate systems at all its units and business areas based on decentralized computer software which makes it possible to present directly to the account branches or the relationship managers the transactions and customers which need to be analyzed because of their risk. The aforementioned tools are supplemented by other tools used centrally by the teams of analysts in the prevention units and, based on certain risk profiles and changes in certain customer operational behavior patterns, they enable transactions that might be linked to money-laundering or terrorist financing to be analyzed, identified on a preventative basis and monitored.

Banco Santander is a founder member, along with ten other large international banks, of the Wolfsberg Group. The Wolfsberg Group’s objective is to establish international standards to increase the effectiveness of programmes to combat money-laundering and terrorist financing in the financial community. Various initiatives have been developed which have addressed, inter alia, issues such as the prevention of money-laundering in private banking and correspondent banking, and the financing of terrorism as regulatory authorities and experts in this area consider that the Wolfsberg Group and the principles and guidelines set by it represent an important step in the fight against money-laundering, corruption, terrorism and other serious crimes.

Product and service marketing

Policies

The Group manages the risk that may arise from an inadequate sale of products or an improper provision of services by the Group in accordance with the corporate policies regarding the marketing of products and services.

These corporate policies aim to establish a single corporate framework for all regions, businesses and entities that: (i) reinforces the organizational structures; (ii) ensures that decision-making committees oversee not only the approval of products and services, but also the monitoring thereof over their whole lives; and (iii) establishes the guidelines for defining uniform Group-wide criteria and procedures for the marketing of products and services, which encompass all its phases (approval, pre-sale, sale and follow-up or post-sale).

These policies are developed and specifically adapted to the actual local situation and to local regulatory requirements through the local internal rules of the various Group units, once authorization has been obtained from the corporate compliance and reputational risk area.

Governance and organization

The management of the risk that might arise from the incorrect selling of products or services is organized by corporate and local marketing committees, the global consultative committee, the corporate monitoring committee, and corporate and local reputational risk management offices.

The corporate marketing committee (CCC) is the Group’s highest decision-making body regarding the approval of products and services. Chaired by the Group’s general secretary, it is composed of representatives of the following divisions: risk, financial management, technology and operations, general secretary’s division, the controller’s unit, internal audit, commercial banking, global wholesale banking, private banking, asset management and insurance.

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

Also, local marketing committees (CLCs) are created at local level to channel proposals for the approval of new products to the CCC -after issuing a favorable opinion, since initially they do not have any delegated powers- and to approve products that are not new and the related marketing campaigns.

In their respective approval processes the marketing committees’ actions are guided by a risk-based approach, from the view point of both the Bank and the customer.

The global consultative committee (CGC) is the advisory body of the corporate marketing committee and consists of area representatives who provide an insight into risks, regulations and markets. The CGC, which meets on an estimated quarterly basis, may recommend the review of products affected by market changes, impaired solvency (country, sectors or companies) or changes in the Group’s market perception at medium and long term.

The corporate monitoring committee (CCS) is the Group’s decision-making body regarding the monitoring of products and services. This committee is chaired by the general secretary and is attended by internal audit, legal advisory, compliance, customer care and the business areas concerned (with the ongoing representation of the commercial network).

The purpose of the corporate reputational risk management office (OCGRR) is to provide the relevant governing bodies with the information required to enable them: (i) to conduct an appropriate analysis of risk in the approval phase, with a twofold focus: impact on the Bank and impact on customers; and (ii) to monitor products over their life cycle.

At local level reputational risk management offices have been established, which are responsible for promoting corporate culture and for ensuring that products are approved and monitored in the respective local spheres in keeping with corporate guidelines.

Conduct in securities markets

Policy

This is set by the code of conduct in the securities markets, complemented, inter alia, by the code of conduct for analysis activities, the research policy manual and the procedure for detecting, analyzing and communicating transactions suspected of market abuse.

Governance and organization

The organization is centered on the corporate compliance office and local and subsidiaries’ compliance divisions.

The Group’s compliance department performs the following main functions in relation to the rules of conduct in securities markets:

1.	Register and control sensitive information that is known by and/or generated at the Group;

2.	Keep lists of the securities affected and the initiated persons, and monitor transactions with these securities;

3.	Monitor transactions with restricted securities depending on the type of activity, portfolios or groups to which the restriction applies;

4.	Receive and attend to notifications of and requests for authorization of transactions for own account;

5.	Control transactions for own account of the persons subject to compliance with the code of conduct;

6.	Manage breaches;

7.	Resolve doubts raised on the CCMV;

8.	Record and resolve conflicts of interest and the situations that might give rise to them;

9.	Assess and manage any conflicts that might arise in the analysis activity.

10.	Maintain the files required to control compliance with the obligations established in the CCMV;

11.	Develop ordinary contact with the regulators;

12.	Organize training and, in general, perform the actions required to apply the CCMV; and

13.	Analyze actions that might be suspected of constituting market abuse and, where appropriate, report them to the supervisors.

Relationships with supervisors and dissemination of information to the markets

The compliance department is responsible for responding to the information requirements of the regulatory and supervisory bodies, both in Spain and in other countries where the Group operates, monitoring implementation of the measures arising from the reports or inspections conducted by these bodies and supervising the way in which the Group disseminates institutional information in the markets, transparently and in accordance with the regulators’ requirements. The audit and compliance committee is informed of the main issues at each of its meetings.

Other actions

In 2012 Santander continued to perform various other activities in the regulatory compliance field –review of the Bank’s internal regulations prior to their publication, verification to ensure that treasury share transactions are in line with internal and external regulations, maintenance of the regulatory information section of the corporate website, review of the reports on voting recommendations in the general meetings prepared by the principal consultants on this matter, regular submission of regulatory information to the supervisors, etc.– and it cooperated in new corporate projects, e.g. adapting the Group to the US FATCA and Dodd-Frank Acts.

The losses incurred by the Group due to compliance and reputational risk are included in the events database managed by the Group’s corporate technology and operational risk area (ACRTO).

9. CAPITAL

9.1 Compliance with the new regulatory framework

The new regulatory framework established by Basel III will heighten the capital requirements very significantly, from both a quantitative standpoint (gradual increase in the minimum requirements for the core capital and Tier 1 capital ratios, greater deductions from the capital base, establishment of various capital buffers) and a qualitative standpoint (higher quality of capital required). The analysis of the impact of the new future regulations did not have a material effect on the Group’s capital adequacy ratios. The date of the entry into force of the new Basel III regulations in Europe and the definition of the content thereof are subject to the conclusion of the European legislative process and the corresponding transposition into Spanish law, but they are expected to enter into force in 2014.

With regard to credit risk, the Group intends to adopt, over the next few years, the advanced internal ratings-based (AIRB) approach under Basel for substantially all its banks, until the percentage of net exposure of the loan portfolio covered by this approach exceeds 90%. The attainment of this short-term objective also depends on the acquisitions of new entities and the need for the various supervisors to coordinate the validation processes of the internal approaches. The Group is present in geographical areas where there is a common legal framework among supervisors, as is the case in Europe through the Capital Requirements Directive. However, in other jurisdictions, the same process is subject to the framework of cooperation between the home and host country supervisors under different legislations, which in practice entails adapting to the different criteria and timetables in order to obtain authorization to use the advanced approaches on a consolidated basis.

Accordingly, the Group continued in 2012 with the project for the progressive implementation of the technology platforms and methodological improvements required for the roll-out of the AIRB approaches for regulatory capital calculation purposes at the remaining Group units. The Group has obtained authorization from the supervisory authorities to use advanced approaches for the calculation of regulatory capital requirements for credit risk for the Parent and the main subsidiaries in Spain, the United Kingdom, Portugal and certain portfolios in Mexico, Brazil and Chile. The Group’s Basel implementation strategy is focused on obtaining authorization for the use of AIRB approaches at the main entities in the Americas and Europe.

As regards the other risks explicitly addressed in Pillar I of the Basel Capital Accord, Santander Group was authorized to use its internal model for market risk on the treasury areas’ trading activities in Spain, Chile, Portugal and Mexico, thus continuing implementation of the roll-out plan it submitted to the Bank of Spain for the other units.

With regard to operational risk, the Group considers that the internal model should be developed primarily on the basis of the experience accumulated in managing an entity through the corporate guidelines and criteria established after assuming control, which are a distinctive feature of Santander Group. The Group currently uses the standardized approach for regulatory capital calculation purposes and it is considering the possibility of adopting AMA approaches in the near future, once it has collated sufficient data using its own management model.

With respect to Pillar II, the Group uses an economic capital approach to quantify its global risk profile and its capital adequacy position as part of the internal capital adequacy assessment process (ICAAP) at consolidated level. This process, which is supplemented with a qualitative description of the risk management and internal control systems, is reviewed by internal audit and internal validation teams and is subject to a corporate governance structure that culminates in its approval by the Group’s board of directors, which also establishes the strategic factors relating to risk appetite and capital adequacy targets on an annual basis. The economic capital model considers risks not included in Pillar 1 (concentration risk, interest rate risk, business risk, and risks relating to pensions, goodwill, other intangible assets, etc.).

In accordance with the capital requirements set by the European Directive and Bank of Spain rules, the Group publishes its Pillar III disclosures report on an annual basis. This report comfortably meets the market transparency requirements in relation to Pillar 3. The Group considers that the market reporting requirements are fundamental to complement the minimum capital requirements of Pillar I and the supervisory review process performed through Pillar II. In this respect, its Pillar 3 disclosures report incorporates the recommendations made by the European Banking Authority (EBA) to make Santander an international benchmark in terms of market transparency, as is already the case with its annual report.

Parallel to the roll-out of advanced approaches at the various Group units, Santander is carrying out an ongoing training process on Basel at all levels of the organization, covering a significant number of professionals from all areas and divisions, with a particular focus on those most affected by the changes arising from the adoption of the new international capital standards.

9.2 Economic capital

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

The Group’s economic capital model enables it to quantify the consolidated risk profile taking into account all the significant risks of the business (not only those contemplated in Pillar 1), as well as the diversification effect inherent in a multi-national, multi-business group such as Santander. In addition, the definition of capital included in Santander’s model is different to the regulatory definition and it enables, in our opinion, the capital available for stress scenarios to be better separated from the risks to be assessed. The Group uses this model to prepare its internal capital adequacy assessment report in accordance with Bank of Spain regulations within the framework of Pillar II of Basel II.

In the internal definition of available capital, unlike the regulatory capital base, certain on-balance-sheet assets (such as goodwill, etc.) to which the regulator does not grant any value from a prudential point of view are not deducted, since in Santander’s model risks and capital requirements are also calculated for these assets.

The concept of diversification is fundamental for the proper measurement and understanding of the risk profile of a group with global operations such as Santander. The fact that the Group conducts its business activities in various countries through a structure of differentiated legal entities, across a broad spectrum of customer and product segments, thereby also incurring various types of risks, means that the Group’s earnings are less vulnerable to any adverse situation that might arise with respect to a particular market, portfolio, customer or risk. Despite the current high level of globalization of the world’s economies, the economic cycles are not the same and do not have the same intensity in the various geographical regions. As a result, groups with global presence display more stable results and have a greater capacity to withstand possible crises affecting specific markets or portfolios, which is synonymous with a lower level of risk. In other words, the risk and the associated economic capital borne by the Group as a whole is less than the risk and the capital arising from the sum of its various components considered separately.

Lastly, the economic capital measurement and aggregation model also considers the concentration risk for wholesale portfolios (large corporations, banks and sovereigns), in terms of both the size of their exposure and their industry-based or geographical concentration. Any geographical or product concentration in retail portfolios is captured through the application of an appropriate correlation model.

Economic capital is a fundamental tool for the internal management and implementation of the Group’s strategy from the viewpoint of both the assessment of capital adequacy and management of the risk of portfolios and businesses.

As regards capital adequacy, in the context of Pillar 2 of Basel, the Group uses its economic model for the internal capital adequacy assessment process, which includes all the risks relating to its activities, over and above the risks contemplated in the regulatory approach, and considers essential matters that are not captured by regulatory capital, such as portfolio concentration and diversification of risks and geographical areas. To this end, the Group plans the business performance and the capital requirements under a central scenario and under alternative stress scenarios. With this planning the Group ensures that it maintains its capital adequacy targets, even in adverse economic scenarios.

Also, the economic capital metrics enable the risk-return targets to be assessed, including the effects of off-setting, pricing of transactions by risk, measurement of the economic viability of projects, units or lines of business, with the ultimate objective of maximizing the generation of shareholder value.

RORAC and value creation

The Group has used RORAC methodology in its risk management since 1993, with the following objectives:

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

In 2012 value creation by the business units was disparate, falling in Europe and increasing in the United States. The Group’s results and, therefore, the RORAC and value creation figures were shaped by the weakness of the economic cycle of various Group units in Europe and, in particular, in Spain.

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

CONSOLIDATED BALANCE SHEET
	Millions of Euros
	2012	2011	2010
Assets
Cash and due from banks	111,663	87,085	70,858
Interest earning deposits in other banks	28,214	25,042	25,063
Securities purchased under agreements to resell	13,527	11,817	9,989
Trading account assets	206,273	192,201	196,242
Banks	31,644	14,146	35,054
Loans	11,569	14,995	8,525
Derivatives	110,319	102,498	73,069
Debt securities	46,561	55,353	62,477
Equity securities	6,180	5,209	17,117
Investment securities	99,325	93,453	94,664
Available-for-sale	99,325	93,453	94,664
Net Loans and leases	684,819	714,479	702,459
Loans and leases, net of unearned income	710,283	733,363	722,121
Less-Allowance for loan losses	(25,464)	(18,884)	(19,662)
Premises and equipment, net	14,483	13,985	12,780
Investment in affiliated companies	4,454	4,155	273
Other assets	106,465	107,163	102,953
Intangible Assets	3,436	2,994	3,442
Goodwill in consolidation	24,626	25,089	24,622
Accrual Accounts	1,757	2,032	2,559
Hedge derivatives	7,936	9,898	8,227
Others	68,710	67,150	64,103

Total assets	1,269,223	1,249,380	1,215,281

Liabilities
Deposits	678,383	653,036	633,938
Non interest deposits	5,285	5,380	4,825
Interest bearing	673,098	647,656	629,113
Demand deposits	149,186	160,540	153,185
Savings deposits	167,389	140,583	136,694
Time deposits	356,523	346,533	339,234
Certificates of deposit	—	—	—
Short-term debt	120,481	131,930	130,730
Long-term debt	202,223	208,590	216,476
Other liabilities	183,810	172,965	153,222
Taxes Payable	8,019	8,174	8,618
Accounts Payable	4,908	6,632	8,286
Accrual Accounts	5,181	5,470	4,953
Pension Allowance	6,672	6,899	7,299
Stock borrowing liabilities	—	—	—
Derivatives	116,187	109,527	81,913
Liabilities under insurance contracts	1,425	517	10,449
Other Provisions	5,795	6,526	6,141
Short securities positions	15,181	10,187	12,303
Others	20,442	19,033	13,260

Total liabilities	1,184,897	1,166,521	1,134,366

Equity
Stockholders’ equity
Capital stock	5,161	4,455	4,164
Additional paid-in-capital	37,412	31,223	29,457
Other additional capital	(937)	(1,821)	(1,462)
Current year earnings	2,205	5,351	8,181
Other reserves	30,813	37,206	34,678

Total stockholders’ equity	74,654	76,414	75,018

Non-controlling interests	9,672	6,445	5,897
Total Equity	84,326	82,859	80,915

Total liabilities and Equity	1,269,223	1,249,380	1,215,281

The Group has issued Mortgage backed securities, called Cédulas Hipotecarias (see Note 22). Additionally, as of December 31, 2012, 2011 and 2010, the investment debt securities assigned to certain Group or third-party commitments amounted to €61,335 million, €43,899 million and €27,034 million, respectively.

CONSOLIDATED STATEMENTS OF INCOME	Millions of Euros
	2012	2011	2010
Interest income:
Interest and fees on loans and leases	47,309	48,031	42,514
Interest on deposits in other banks	2,851	3,806	2,881
Interest on securities purchased under agreements to resell	1,474	1,175	979
Interest on investment securities	7,767	8,152	6,801
Dividends	—	—	—
Total interest income	59,401	61,164	53,175

Interest expenses:
Interest on deposits	(16,572)	(17,045)	(13,733)
Interest on short-term borrowings	(4,397)	(4,531)	(3,258)
Interest on long-term debt	(6,731)	(6,928)	(5,117)
Total interest expense	(27,700)	(28,504)	(22,108)
Interest income / (Charges)	31,701	32,660	31,067
Provision for credit losses	(18,562)	(11,164)	(10,258)

Interest income / (Charges) after provision for credit losses	13.139	21,496	20,809

Non interest income:
Commissions and fees from fiduciary activities	1,217	1,340	1,350
Commissions and fees from securities activities, net	702	668	784
Fees and commissions from insurance activities	7,829	8,939	9,044
Other Fees and commissions, net	5,916	5,971	5,439
Gains (losses) from:
Affiliated companies’ securities	1,200	1,851	170
Investment securities	2,483	(540)	2,108
Foreign exchange, derivatives and other, net	339	2,169	320
Sale of premises	133	52	197
Income from non financial entities	369	401	345
Gains on sale of non-current assets / liabilities held for sale not classified as discontinued operations	325	92	210
Other income	1,110	1,113	811
Total non interest income	21,623	22,056	20,778

Non interest expense:
Salaries and employee benefits	(10,656)	(10,860)	(9,917)
Occupancy expense of premises, depreciation and maintenance, net	(2,944)	(2,693)	(2,502)
General and administrative expenses	(5,734)	(5,683)	(5,280)
Impairment of goodwill	(156)	(760)	(63)
Impairment / amortization of intangible assets	(1,111)	(1,689)	(1,091)
Impairment of tangible assets	(1,019)	(2,176)	(530)
Provisions for specific allowances	(1,652)	(2,387)	(924)
Payments to Deposit Guarantee Fund	(530)	(346)	(307)
Insurance claims	(5,516)	(7,164)	(7,591)
Expenses of non financial entities	(232)	(249)	(205)
Losses on sale of non-current assets / liabilities held for sale not classified as discontinued operations	(633)	(404)	(201)
Other expenses	(1,030)	(1,202)	(924)
Total non interest expense	(31,213)	(35,613)	(29,535)

Income before income taxes	3.549	7,939	12,052
Income tax expense	(575)	(1,776)	(2,923)
Net consolidated income for the year	2,974	6,163	9,129
Net income attributed to non-controlling interests	762	788	921
Income from discontinued operation, net of taxes	(7)	(24)	(27)
NET INCOME ATTRIBUTED TO THE GROUP	2,205	5,351	8,181

	Millions of Euros
	2012	2011	2010
NET CONSOLIDATED PROFIT FOR THE YEAR	2,967	6,139	9,102

OTHER COMPREHENSIVE INCOME	(2,588)	(2,570)	1,643
Available-for-sale financial assets:	1,171	344	(2,719)
Revaluation gains/(losses)	1,729	231	(1,863)
Amounts transferred to income statement	(558)	156	(856)
Other reclassifications	—	(43)	—
Cash flow hedges:	(84)	(17)	117
Revaluation gains/(losses)	129	(109)	(89)
Amounts transferred to income statement	(249)	92	206
Amounts transferred to initial carrying amount of hedged items	—	—	—
Other reclassifications	36	—	—
Hedges of net investments in foreign operations:	(1,107)	106	(2,253)
Revaluation gains/(losses)	(1,336)	13	(2,444)
Amounts transferred to income statement	229	9	191
Other reclassifications	—	84	—
Exchange differences:	(2,170)	(2,824)	5,704
Revaluation gains/(losses)	(1,833)	(2,906)	5,986
Amounts transferred to income statement	(330)	85	(282)
Other reclassifications	(7)	(3)	—
Non-current assets held for sale:	—	—	—
Revaluation gains/(losses)	—	—	—
Amounts transferred to income statement	—	—	—
Other reclassifications	—	—	—
Actuarial gains/(losses) on pension plans	—	—	—
Entities accounted for using the equity method:	(57)	(95)	—
Revaluation gains/(losses)	(61)	(37)	—
Amounts transferred to income statement	21	—	—
Other reclassifications	(17)	(58)	—
Other comprehensive income	—	—	—
Income tax	(341)	(84)	794
TOTAL COMPREHENSIVE INCOME	379	3,569	10,745
Attributable to the Parent	97	3,184	9,031
Attributable to non-controlling interests	282	385	1,714

Following are the summarized balance sheets of Banco Santander, S.A. as of December 31, 2012, 2011 and 2010.

	2012	2011	2010
CONDENSED BALANCE SHEETS (Parent company only)	(Millions of Euros)
Assets
Cash and due from banks	94,931	73,254	70,716
Of which:
To bank subsidiaries	30,004	35,270	35,591
Trading account assets	95,556	91,330	67,807
Investment securities	47,097	43,746	29,850
Of which:
To bank subsidiaries	18,491	16,581	9,576
To non-bank subsidiaries	164	—	—
Net Loans and leases	152,933	174,775	186,505
Of which:
To non-bank subsidiaries	26,553	37,602	31,039
Investment in affiliated companies	72,714	68,559	60,497
Of which:
To bank subsidiaries	64,550	62,988	58,105
To non-bank subsidiaries	8,163	5,571	2,392
Premises and equipment, net	990	1,211	1,272
Other assets	11,416	13,134	12,648

Total assets	475,637	466,009	429,295

Liabilities
Deposits	249,928	225,232	221,027
Of which:
To bank subsidiaries	20,775	17,447	27,779
To non-bank subsidiaries	54,300	56,818	59,393
Short-term debt	34,080	42,785	26,924
Long-term debt	48,643	56,486	59,801
Total debt	82,723	99,271	86,725
Of which:
To bank subsidiaries	4,474	4,009	133
To non-bank subsidiaries	18,174	25,815	29,111
Other liabilities	97,774	96,128	76,825

Total liabilities	430,425	420,631	384,577

Stockholders’ equity
Capital stock	5,161	4,455	4,165
Retained earnings and other reserves	40,051	40,923	40,553

Total stockholders’ equity	45,212	45,378	44,718

Total liabilities and Stockholders’ Equity	475,637	466,009	429,295

In the financial statements of the Parent Company, investments in subsidiaries, jointly controlled entities and associates are recorded at cost.

Following are the summarized statements of income of Banco Santander, S.A. for the years ended December 31, 2012, 2011 and 2010.

CONDENSED STATEMENTS OF INCOME (Parent company only)	2012	2011	2010
	(Millions of Euros)

Interest income
Interest from earning assets	10,448	10,355	9,061
Dividends from affiliated companies	5,311	3,913	5,515
Of which:
From bank subsidiaries	4,716	3,557	5,452
From non-bank subsidiaries	595	356	63

	15,759	14,268	14,576
Interest expense	(6,677)	(7,193)	(5,817)

Interest income / (Charges)	9,082	7,075	8,759
Provision for credit losses	(6,072)	(1,985)	(2,132)

Interest income / (Charges) after provision for credit losses	3,010	5,090	6,627
Non interest income:	4,638	393	716
Non interest expense:	(6,677)	(3,295)	(3,950)

Income before income taxes	971	2,188	3,393
Income tax expense	384	(37)	(61)

Net income	1,355	2,151	3,332

Following are the summarized condensed statement of comprehensive income of Banco Santander, S.A. for the years ended December 31, 2012, 2011 and 2010:

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME	Millions of Euros
(Parent company only)	2012	2011	2010

NET INCOME	1,355	2,151	3,332
OTHER COMPREHENSIVE INCOME	(111)	446	(1,423)
Available-for-sale financial assets:	(135)	617	(2,057)
Revaluation gains/(losses)	(112)	357	(2,098)
Amounts transferred to income statement	(23)	260	41
Other reclassifications	—	—	—
Cash flow hedges:	—	—	2
Revaluation gains/(losses)	—	—	—
Amounts transferred to income statement	—	—	2
Amounts transferred to initial carrying amount of hedged items	—	—	—
Other reclassifications	—	—	—
Hedges of net investments in foreign operations:	(20)	17	17
Revaluation gains/(losses)	(20)	21	47
Amounts transferred to income statement	—	(4)	(30)
Other reclassifications	—	—	—
Exchange differences:	—	—	—
Non-current assets held for sale:	—	—	—
Actuarial gains/(losses) on pension plans	—	—	—
Other comprehensive income	—	—	—
Income tax	44	(188)	617
TOTAL COMPREHENSIVE INCOME	1,244	2,597	1,909

Following are the summarized cash flow statements of Banco Santander, S.A. for the years ended December 31, 2011, 2010 and 2009.

CONDENSED CASH FLOW STATEMENTS (Parent company only)	2012	2011	2010
	(Millions of Euros)
1. Cash flows from operating activities
Consolidated profit	1,355	2,151	3,332
Adjustments to profit	6,841	4,172	3,054
Net increase/decrease in operating assets	18,872	2,958	(14,923)
Net increase/decrease in operating liabilities	5,784	17,295	13,166
Reimbursements/payments of income tax	82	6	215
Total net cash flows from operating activities (1)	32,934	26,582	4,844

2. Cash flows from investing activities
Investments (-)	(6,235)	(9,377)	(1,329)
Divestments (+)	4,281	1,470	4,577
Total net cash flows from investment activities (2)	(1,954)	(7,907)	3,248

3. Cash flows from financing activities
Disposal of own equity instruments	1,266	2,621	2,343
Acquisition of own equity instruments	(1,324)	(2,621)	(2,314)
Issuance of debt securities	—	—	6,970
Redemption of debt securities	(6,891)	(3,881)	(9,438)
Dividends paid	(1,287)	(3,489)	(4,107)
Issuance/Redemption of equity instruments	—	—	—
Other collections/payments related to financing activities	(675)	(115)	(377)
Total net cash flows from financing activities (3)	(8,911)	(7,485)	(6,923)

4. Effect of exchange rate changes on cash and cash equivalents (4)	(65)	110	251

5. Net increase/decrease in cash and cash equivalents (1+2+3+4)	22,004	11,300	1,420
Cash and cash equivalents at beginning of period	19,347	8,047	6,627
Cash and cash equivalents at end of period	41,351	19,347	8,047

55.2 Preference Shares and Preferred Securities

The following table shows the balance of the preference shares and preferred securities as of December 31, 2012, 2011 and 2010:

	2012	2011	2010
	(Millions of Euros)
Preference shares	421	449	435
Preferred securities	4,319	5,447	6,917

Total at year-end	4,740	5,896	7,352

Both Preference Shares and Preferred Securities are recorded under the “Financial liabilities at amortized cost – Subordinated Liabilities” caption in the consolidated balance sheet as of December 31, 2012, 2011 and 2010.

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

This category includes non-cumulative preferred non-voting shares issued by Santander UK plc and Santander Holdings USA, Inc.

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

	Outstanding at December 31, 2012
Preference Shares Issuer/Date of issue	Currency	Amount in currency (million)	Interest rate	Redemption Option (1)

Santander UK plc, October 1995	Pounds Sterling	80.3	10.375%	No option
Santander UK plc, February 1996	Pounds Sterling	80.3	10.375%	No option
Santander UK plc, March 2004	Pounds Sterling	13.6	5.827%	March 22, 2016
Santander UK plc, May 2006	Pounds Sterling	34.9	6.222% (2)	May 24, 2019
Santander Holdings USA, Inc, August 2000	US Dollar	150.4	12.000%	May 16, 2020
Santander Holdings USA, Inc, May 2006	US Dollar	75.5	7.300%	May 15, 2011

	Outstanding at December 31, 2012
Preferred Securities Issuer/Date of issue	Currency	Amount in currency (million)	Interest rate	Maturity date
Banesto Group
Banco Español de Crédito, October 2004	Euro	36.5	€CMS 10 + 0.125%	Perpetuity
Banco Español de Crédito (1), November 2004	Euro	119.9	5.5%	Perpetuity
Banco Español de Crédito, June 2009	Euro	7.8	6.0%	Perpetuity

Santander Finance Capital, S.A. (Unipersonal)
March 2009	US Dollar	18.2	2.0%	Perpetuity
March 2009	US Dollar	25.0	2.0%	Perpetuity
March 2009	Euro	313.7	2.0%	Perpetuity
March 2009	Euro	153.7	2.0%	Perpetuity
June 2009	Euro	20.9	Euribor (3M) + 2.2%	Perpetuity

Santander Finance Preferred, S.A. (Unipersonal)
March 2004	US Dollar	89.3	6.41%	Perpetuity
September 2004	Euro	146.9	€CMS 10 +0.05% subject to a maximum distribution of 8% per annum	Perpetuity
October 2004	Euro	159.0	5.75%	Perpetuity
November 2006	US Dollar	161.8	6.80%	Perpetuity
January 2007	US Dollar	109.5	6.50%	Perpetuity
March 2007	US Dollar	210.4	US3M + 0.52%	Perpetuity
July 2007	Pounds Sterling	6.4	7.01%	Perpetuity
July 2009	Pounds Sterling	640.7	Libor (3M) + 7.66%	Perpetuity
July 2009	Euro	111.8	Euribor (3M) + 7.66%	Perpetuity
September 2009	US Dollar	161.6	USD Libor (3M) + 7.67%	Perpetuity
September 2009	US Dollar	825.1	10.50%	Perpetuity

Santander International Preferred S.A. (Sociedad Unipersonal)
March 2009	US Dollar	980.2	2.00%	Perpetuity
March 2009	Euro	8.6	2.00%	Perpetuity

Santander UK Group

Abbey National Capital Trust I, February 2000	US Dollar	366.4	Fixed to 8.963% until June 30, 2030, and from this date, 2.825% + Libor USD (3M)	Perpetuity
Abbey National Plc, February 2001(3)	Pounds Sterling	101.8	7.037%	Perpetuity
Abbey National Plc, August 2002	Pounds Sterling	12.0	Fixed to 6.984% until February 9, 2018, and thereafter, at a rate reset semi-annually of 1.86% per annum + Libor GBP (6M)	Perpetuity

Santander PR Capital Trust I
February 2006	US Dollar	125.0	6.750%	July 2036

(1)	From these date the issuer can redeem the shares, subject to prior authorization by the national supervisor.
(2)	That issuance is a Fixed/Floating Rate Non-Cumulative Callable Preference Shares. Dividends will accrue on a principal amount equal to £1,000 per Preference Share at a rate of 6.222 per cent. per annum in respect of the period from (and including) May 24, 2006 (the Issue Date) to (but excluding) May 24, 2019 (the First Call Date) and thereafter at a rate reset quarterly equal to 1.13 per cent. per annum above the London interbank offered rate for three-month sterling deposits. From (and including) the Issue Date to (but excluding) the First Call Date, dividends, if declared, will be paid annually in arrears on May 24, in each year. Subject as provided herein, the first such dividend payment date will be May 24, 2007 and the last such dividend payment date will be the First Call Date. From (and including) the First Call Date, dividends, if declared, will be paid quarterly in arrears on May 24, August 24, November 24 and February 24, in each year. Subject as provided herein, the first such dividend payment date will be August 24, 2019.
(3)	From February 14, 2026, this issue will bear interest at a rate, reset every five years, of 3.75% per annum above the gross redemption yield on a five-year specified United Kingdom government security.

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

The condensed financial statements of Santander Finance Capital, S.A. (Unipersonal), Santander Finance Preferred, S.A. (Unipersonal) and Santander International Preferred, S.A. (Sociedad Unipersonal) for the years ended December 31, 2012 and 2011 are the following:

SANTANDER FINANCE CAPITAL, S.A. (UNIPERSONAL)

Santander Finance Capital, S.A. (Unipersonal) was established in Spain on July 8, 2003.

The common stock of the company is 100% owned by Banco Santander, S.A.

Presented below are the condensed balance sheet, condensed statements of income and statements of changes in the stockholders’ equity for Santander Finance Capital, S.A. (Unipersonal), prepared in conformity with IFRS.

Balance sheets

	Thousands of Euros
SANTANDER FINANCE CAPITAL, S.A. (UNIPERSONAL)	2012	2011
Assets:
Cash	1,631	4,757
Deposits with Parent Bank	520,722	522,520
Accrual accounts	7,999	7,934
Other assets	—	—

Total Assets	530,352	535,211
Liabilities and stockholders’ equity:

LIABILITIES:
Public entities	23	3,107
Accrual accounts	7,960	7,952
Non-commercial debts	—	—
Commercial debts	36	23
Debts with Group companies	423	367
Provisions for taxes	—	—
Preferred securities	520,893	522,671

Total Liabilities	529,335	534,120

STOCKHOLDERS’ EQUITY:
Capital stock	151	151
Retained earnings	940	621
Net income	(74)	319

Total Stockholders’ Equity	1,017	1,091

Total Liabilities and Stockholders’ Equity	530,352	535,211

Statement of income

	Thousands of Euros
SANTANDER FINANCE CAPITAL, S.A. (UNIPERSONAL)	2012	2011

Interest income	10,873	93,879
Interest expenses	(10,813)	(93,300)
Non interest income	—	1
Non interest expenses	(78)	(121)
Corporate income tax	(56)	(140)

Net income / (loss)	(74)	319

Statement of comprehensive income

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME	Thousands of Euros
(Parent company only)	2012	2011

NET INCOME/(LOSS)	(74)	319
Income and expense recognised directly in equity	—	—
Arising from revaluation of financial instruments:	—	—

Arising from cash flow hedges	—	—

Grants, donations and legacies received	—	—

Arising from actuarial gains and losses and other adjustments	—	—

Tax effect	—	—

Total income and expense recognised directly in equity	—	—

Transfers to profit or loss	—	—
Arising from revaluation of financial instruments:	—	—

Arising from cash flow hedges	—	—

Grants, donations and legacies received	—	—

Tax effect	—	—

Total transfers to profit or loss	—	—

TOTAL COMPREHENSIVE INCOME	(74)	319

Statement of changes in stockholders’ equity

	Capital stock		Retained Earnings	Net income	Total Stockholders’ Equity
Changes in Stockholders’ Equity	Common Shares	Thousands of Euros
Balance at January 1, 2011	1,505	151	(2)	623	772

2010 Income allocation	—	—	623	(623)	—
Net income 2011	—	—	—	319	319

Balance at December 31, 2011	1,505	151	621	319	1,091

2011 Income allocation	—	—	319	(319)	—
Net income 2012	—	—	—	(74)	(74)

Balance at December 31, 2012	1,505	151	940	(74)	1,017

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

Preferred Securities

	Issue Date	Thousands of Euros at 12/31/12
Issuances

Series VI	03/18/2009	13,781
Series VII	03/18/2009	18,929
Series VIII	03/18/2009	313,745
Series IX	03/18/2009	153,700
Series X	06/30/2009	20,863

Total		521,018

Issuances expenses
Series VI		—
Series VII		—
Series VIII		(70)
Series IX		(34)
Series X		(21)

Total		(125)

Total		520,893

•	Series I: on October 3, 2003, Santander Finance Capital, S.A. (Unipersonal) issued 18,000,000 preference securities, at €25 par value. On April 7, 2009 the company redeemed the whole series.

•	Series II: on February 18, 2004, Santander Finance Capital, S.A. (Unipersonal) issued 16,000,000 preference securities, at €25 par value. On March 31, 2009 the company redeemed the whole series.

•	Series III: on July 30, 2004, Santander Finance Capital, S.A. (Unipersonal) issued 30,000,000 preference securities, at €25 par value. On August 17, 2009 the company redeemed the whole series.

•	Series IV: on September 30, 2004, Santander Finance Capital, S.A. (Unipersonal) issued 27,200,000 preference securities, at €25 par value. On August 17, 2009 the company redeemed the whole series.

•	Series V: on April 12, 2005, Santander Finance Capital, S.A. (Unipersonal) issued 40,000,000 preference securities, at €25 par value. On July 12, 2010 the company redeemed the whole series.

•	Series VI: on March 18, 2009, Santander Finance Capital, S.A. (Unipersonal) issued 12,122 preference securities, at €1,500 par value.

•	Series VII: on March 18, 2009, Santander Finance Capital, S.A. (Unipersonal) issued 333 preference securities, at €75,000 par value.

•	Series VIII: on March 18, 2009, Santander Finance Capital, S.A. (Unipersonal) issued 313,745 preference securities, at €1,000 par value.

•	Series IX: on March 18, 2009, Santander Finance Capital, S.A. (Unipersonal) issued 3,074 preference securities, at €50,000 par value.

•	Series X: on June 30, 2009, Santander Finance Capital, S.A. (Unipersonal) issued 78,624,629 preference securities, at €25 par value.

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

The holders of these preferred securities subscribed 341,802,171 shares under the Capital Increase. Consequently, the total amount (nominal plus premium) subscribed was €1,943,599,225 and the nominal value of the Capital Increase was €170,901,085.50. The New Shares represented 3.84% of the share capital of Banco Santander following the Capital Increase.

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

The common stock of the company is 100% owned by Banco Santander, S.A.

Presented below are the condensed balance sheet, condensed statements of income and statements of changes in the stockholders’ equity for Santander Finance Preferred, S.A. (Unipersonal), prepared in conformity with IFRS.

Balance sheets

	Thousands of Euros
SANTANDER FINANCE PREFERRED, S.A. (UNIPERSONAL)	2012	2011
Assets:
Cash	34,117	33,238
Deposits with Parent Bank	3,725,047	3,737,691
Accrual accounts	64,393	73,508

Total Assets	3,823,557	3,844,437
Liabilities and stockholders’ equity:

LIABILITIES:
Public entities	—	27
Accrual accounts	52,588	55,561
Commercial debts	38	86
Non-commercial debts	—	—
Deferred income	—	—
Debts with group companies	1,377,472	1,296,968
Provisions for taxes	—	—
Preferred securities	2,389,994	2,488,782

Total Liabilities	3,820,092	3,841,424
STOCKHOLDERS’ EQUITY:
Capital stock	151	151
Retained earnings	2,862	1,569
Net income	452	1,293

Total Stockholders’ Equity	3,465	3,013

Total Liabilities and Stockholders’ Equity	3,823,557	3,844,437

Statement of income

	Thousands of Euros
SANTANDER FINANCE PREFERRED, S.A. (UNIPERSONAL)	2012	2011
Interest income	299,859	293,086
Interest expenses	(298,166)	(290,977)
Non interest income	—	669
Non interest expenses	(863)	(1,403)
Corporate income tax	(378)	(82)

Net income / (loss)	452	1,293

Statement of comprehensive income

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME	Thousands of Euros
(Parent company only)	2012	2011

NET INCOME/(LOSS)	452	1,293
Income and expense recognised directly in equity	—	—
Arising from revaluation of financial instruments:	—	—

Arising from cash flow hedges	—	—

Grants, donations and legacies received	—	—

Arising from actuarial gains and losses and other adjustments	—	—

Tax effect	—	—

Total income and expense recognised directly in equity	—	—

Transfers to profit or loss	—	—
Arising from revaluation of financial instruments:	—	—

Arising from cash flow hedges	—	—

Grants, donations and legacies received	—	—

Tax effect	—	—

Total transfers to profit or loss	—	—

TOTAL COMPREHENSIVE INCOME	452	1,293

Statement of changes in stockholders’ equity

	Capital stock		Retained Earnings	Net income	Total Stockholders’ Equity
Changes in Stockholders’ Equity	Common Shares	Thousands of Euros
Balance at January 1, 2011	1,505	151	2,672	(1,103)	1,720

2010 Income allocation	—	—	(1,103)	1,103	—
Net income 2011	—	—	—	1,293	1,293

Balance at December 31, 2011	1,505	151	1,569	1,293	3,013

2011 Income allocation	—	—	1,293	(1,293)	—
Net income 2012	—	—	—	452	452

Balance at December 31, 2012	1,505	151	2,862	452	3,465

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

Preferred Securities

	Issue Date	Thousands of Euros at 12/31/11
Issuances
Series 1- $190,000	03/11/2004	144,005
Series 2- €300,000	09/30/2004	300,000
Series 3- €200,000	10/08/2004	200,000
Series 4- $500,000	11/21/2006	378,960
Series 5- $600,000	31/01/2007	454,752
Series 6- $350,000	05/03/2007	265,272
Series 7- £250,000	07/10/2007	306,335
Series 8- £679,400	07/27/2009	832,496
Series 9- €125,700	07/27/2009	125,700
Series 10- $825,110	09/29/2009	625,367
Series 11- $161,587	09/29/2009	122,470

		3,755,358

Issuances expenses
Series 1	—	—
Series 2	—	—
Series 3	—	—
Series 4	—	—
Series 5	—	(801)
Series 6	—	(28)
Series 7	—	—
Series 8	—	(39)
Series 9	—	(39)
Series 10	—	(43)
Series 11	—	(43)

		(993)

Total		3,754,365

•	Series 1: on March 11, 2004, Santander Finance Preferred, S.A. (Unipersonal) issued 7,600,000 preferred securities, at $25 par value.

•	Series 2: on September 30, 2004, Santander Finance Preferred, S.A. (Unipersonal) issued 300,000 preferred securities, at €1,000 par value.

•	Series 3: on October 8, 2004, Santander Finance Preferred, S.A. (Unipersonal) issued 200,000 preferred securities, at €1,000 par value.

•	Series 4: on November 21, 2006 Santander Finance Preferred, S.A. (Unipersonal) issued 20,000,000 preferred securities, at €25 par value.

•	Series 5: on January 31, 2007 Santander Finance Preferred, S.A. (Unipersonal) issued 24,000,000 preferred securities, at $25 par value.

•	Series 6: on March 5, 2007 Santander Finance Preferred, S.A. (Unipersonal) issued 14,000,000 preferred securities, at $25 par value.

•	Series 7: on July 10, 2007 Santander Finance Preferred, S.A. (Unipersonal) issued 5,000 preferred securities, at £50,000 par value.

•	Series 8: on July 27, 2009, Santander Finance Preferred, S.A. (Unipersonal) issued 13,588 preferred securities, at £50,000 par value.

•	Series 9: on July 27, 2009, Santander Finance Preferred, S.A. (Unipersonal) issued 2,514 preferred securities, at €50,000 par value.

•	Series 10: on September 29, 2009, Santander Finance Preferred, S.A. (Unipersonal) issued 33,004,383 preferred securities, at $25 par value.

•	Series 11: on September 29, 2009, Santander Finance Preferred, S.A. (Unipersonal) issued 161,587 preferred securities, at $1,000 par value.

•	These issues are perpetual and can be redeemable at the option of the issuer, subject to the consent of the Bank of Spain, in whole or in part, at any time after five years from the issue date.

•	All the issues of Santander Finance Preferred, S.A. (Unipersonal) are guaranteed by Banco Santander, S.A.

•	On July 9, 2009, we published on the international markets offers to exchange issues of securities eligible to be included in capital issued by Santander and its subsidiaries. The exchange envisaged the delivery of new securities that meet the current market standards and regulatory requirements to be classified as equity at the consolidated Group level. For this purpose Santander Finance Preferred, S.A. (Unipersonal) issued Series 8, 9, 10 and 11 above.

SANTANDER INTERNATIONAL PREFERRED, S.A. (SOCIEDAD UNIPERSONAL)

Santander International Preferred, S.A. (Sociedad Unipersonal) was established in Spain on February 17, 2009.

The common stock of the company is 100% owned by Banco Santander, S.A.

Presented below are the condensed balance sheet, condensed statements of income and statements of changes in the stockholders’ equity for Santander International Preferred, S.A. (Sociedad Unipersonal), prepared in conformity with IFRS.

Balance sheets

	Thousands of Euros	Thousands of Euros
SANTANDER INTERNATIONAL PREFERRED, S.A. (SOCIEDAD UNIPERSONAL)	2012	2011
Assets:
Cash	278	231
Deposits with Parent Bank	751,800	766,447
Accrual accounts	12,137	12,255
Other current assets	—	—

Total Assets	764,215	778,933
Liabilities and stockholders’ equity:

LIABILITIES:
Public entities	—	—
Commercial debts	17	14
Debts with group companies	697	656
Accrual accounts	11,901	12,098
Preferred securities	751,385	766,026

Total Liabilities	764,000	778,794
STOCKHOLDERS’ EQUITY:
Capital stock	60	60
Retained earnings	79	22
Net income	76	57

Total Stockholders’ Equity	215	139

Total Liabilities and Stockholders’ Equity	764,215	778,933

Statement of income

	Thousands of Euros	Thousands of Euros
SANTANDER INTERNATIONAL PREFERRED, S.A. (SOCIEDAD UNIPERSONAL)	2012	2011

Interest income	15,666	14,421
Interest expenses	(15,494)	(14,275)
Non interest income	—	—
Non interest expenses	(58)	(65)
Corporate income tax	(38)	(24)

Net income / (loss)	76	57

Statement of comprehensive income

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME	Thousands of Euros
(Parent company only)	2012	2011

NET INCOME/(LOSS)	76	57
Income and expense recognised directly in equity	—	—
Arising from revaluation of financial instruments:	—	—

Arising from cash flow hedges	—	—

Grants, donations and legacies received	—	—

Arising from actuarial gains and losses and other adjustments	—	—

Tax effect	—	—

Total income and expense recognised directly in equity	—	—

Transfers to profit or loss	—	—
Arising from revaluation of financial instruments:	—	—

Arising from cash flow hedges	—	—

Grants, donations and legacies received	—	—

Tax effect	—	—

Total transfers to profit or loss	—	—

TOTAL COMPREHENSIVE INCOME	76	57

Statement of changes in stockholders’ equity

	Capital stock		Retained Earnings	Net income	Total Stockholders’ Equity
Changes in Stockholders’ Equity	Common Shares	Thousands of Euros
Balance at January 1, 2011	602	60	(17)	39	82

2010 Income allocation	—	—	39	(39)	—
Net income 2011	—	—	—	57	57

Balance at December 31, 2011	602	60	22	57	139

2011 Income allocation	—	—	57	(57)	—
Net income 2012	—	—	—	76	76

Balance at December 31, 2012	602	60	79	76	215

At December 31, 2012, the capital stock of Santander International Preferred, S.A. (Sociedad Unipersonal) amounted to 602 shares of common stock with a €100 par value, fully subscribed and paid by Banco Santander, S.A. (wholly owner of this company).

Preferred Securities

	Issue Date	Thousands of Euros at 12/31/11
Issuances
Series 1 ($)	03/19/2009	743,514
Series 2 (€)	03/19/2009	8,582

		752,096

Issuances expenses		(95)

Total		752,001

•	Series 1: on March 19, 2009, Santander International Preferred, S.A. (Sociedad Unipersonal) issued 653,995 preferred securities, at $1,500 par value.

•	Series 2: on March 19, 2009, Santander International Preferred, S.A. (Sociedad Unipersonal) issued 8,582 preferred securities, at €1,000 par value.

•	These issues are perpetual and can be redeemable at the option of the issuer, subject to the consent of the Bank of Spain, in whole or in part, at any time after ten years from the issue date.

•	All the issues of Santander Finance Preferred, S.A. (Sociedad Unipersonal) are guaranteed by Banco Santander, S.A.

55.3 US Registered senior debt

SANTANDER US DEBT, S.A. (Sociedad Unipersonal)

Santander US Debt, S.A. (Sociedad Unipersonal) was established in Spain on February 27, 2004.

The common stock of the company is 100% owned by Banco Santander, S.A. The entity issues senior debt and the issuances are guaranteed fully and unconditionally by Banco Santander, S.A.

On December 31, 2012, no entity of Grupo Santander has issued senior debt that is registered in the U.S. It is expected that Santander US Debt, S.A. (Sociedad Unipersonal) issue U.S. registered senior debt during 2013.

Presented below are the condensed balance sheet, condensed statements of income and statements of changes in the stockholders’ equity for Santander US Debt, S.A. (Sociedad Unipersonal), prepared in conformity with IFRS.

Balance sheets

	Thousands of Euros	Thousands of Euros
SANTANDER US DEBT, S.A. (SOCIEDAD UNIPERSONAL)	2012	2011
Assets:
Cash	1,906	1,226
Deposits with Parent Bank	1,991,609	3,190,347
Other current assets	1	6

Total Assets	1,993,516	3,191,579
Liabilities and stockholders’ equity:

LIABILITIES:
Public entities	—	26
Commercial debts	24	35
Debts with group companies	972	25,228
Senior debt	1,992,186	3,166,041

Total Liabilities	1,993,182	3,191,330
STOCKHOLDERS’ EQUITY:
Capital stock	120	120
Retained earnings	129	203
Net income	85	(74)

Total Stockholders’ Equity	334	249

Total Liabilities and Stockholders’ Equity	1,993,516	3,191,579

Statement of income

	Thousands of Euros	Thousands of Euros
SANTANDER US DEBT, S.A. (SOCIEDAD UNIPERSONAL)	2012	2011

Interest income	71,733	81,377
Interest expenses	(71,029)	(80,402)
Non interest income	148	—
Non interest expenses	(768)	(1,058)
Corporate income tax	1	9

Net income / (loss)	85	(74)

Statement of comprehensive income

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (Parent company only)	Thousands of Euros
	2012	2011

NET INCOME/(LOSS)	85	(74)
Income and expense recognised directly in equity	—	—
Arising from revaluation of financial instruments:	—	—

Arising from cash flow hedges	—	—

Grants, donations and legacies received	—	—

Arising from actuarial gains and losses and other adjustments	—	—

Tax effect	—	—

Total income and expense recognised directly in equity	—	—

Transfers to profit or loss	—	—
Arising from revaluation of financial instruments:	—	—

Arising from cash flow hedges	—	—

Grants, donations and legacies received	—	—

Tax effect	—	—

Total transfers to profit or loss	—	—

TOTAL COMPREHENSIVE INCOME	85	(74)

Statement of changes in stockholders’ equity

	Capital stock		Retained Earnings	Net income	Total Stockholders’ Equity
Changes in Stockholders’ Equity	Common Shares	Thousands of Euros
Balance at January 1, 2011	1,200	120	443	(240)	323

2010 Income allocation	—	—	(240)	240	—
Net income 2011	—	—	—	(74)	(74)

Balance at December 31, 2011	1,200	120	203	(74)	249

2011 Income allocation	—	—	(74)	74	—
Net income 2012	—	—	—	85	85

Balance at December 31, 2012	1,200	120	129	85	334

At December 31, 2012, the capital stock of Santander US Debt, S.A. (Sociedad Unipersonal) amounted to 1,200 shares of common stock with a €100 par value, fully subscribed and paid by Banco Santander, S.A. (wholly owner of this company).

Exhibit I

Subsidiaries of Banco Santander, S.A. (1)

		% of ownership held by the Bank
Company	Location	Direct	Indirect	% of voting power (c)	Line of business
2 & 3 Triton Limited	United Kingdom	0.00%	100.00%	100.00%	PROPERTY
A & L CF (Guernsey) Limited (f)	Guernsey	0.00%	100.00%	100.00%	LEASING
A & L CF (Jersey) Limited (f)	Jersey	0.00%	100.00%	100.00%	LEASING
A & L CF December (1) Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING
A & L CF December (10) Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING
A & L CF December (11) Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING
A & L CF June (1) Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING
A & L CF June (2) Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING
A & L CF June (3) Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING
A & L CF June (8) Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING
A & L CF March (1) Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING
A & L CF March (3) Limited (b)	United Kingdom	0.00%	100.00%	100.00%	LEASING
A & L CF March (5) Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING
A & L CF March (6) Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING
A & L CF March (8) Limited (b)	United Kingdom	0.00%	100.00%	100.00%	LEASING
A & L CF March (9) Limited (b)	United Kingdom	0.00%	100.00%	100.00%	LEASING
A & L CF September (3) Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING
A & L CF September (4) Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING
A & L CF September (5) Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING
A N (123) plc	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY
A N Loans Limited (b)	United Kingdom	0.00%	100.00%	100.00%	FINANCE
A&L Services Limited	Isle of Man	0.00%	100.00%	100.00%	SERVICES
Abbey Business Services (India) Private Limited	India	0.00%	100.00%	100.00%	HOLDING COMPANY
Abbey Covered Bonds (Holdings) Limited	United Kingdom	—	(a)	—	SECURITIZATION
Abbey Covered Bonds (LM) Limited	United Kingdom	—	(a)	—	SECURITIZATION
Abbey Covered Bonds LLP	United Kingdom	—	(a)	—	SECURITIZATION
Abbey National (America) Holdings Inc.	United States	0.00%	100.00%	100.00%	HOLDING COMPANY
Abbey National (America) Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY
Abbey National (Holdings) Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY
Abbey National Alpha Investments (b)	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Abbey National American Investments Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Abbey National Baker Street Investments (b)	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Abbey National Beta Investments Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Abbey National Business Cashflow Finance Limited (b)	United Kingdom	0.00%	100.00%	100.00%	FACTORING
Abbey National Business Office Equipment Leasing Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING
Abbey National Capital LP I	United States	—	(a)	—	FINANCE
Abbey National Financial Investments 3 B.V.	The Netherlands	0.00%	100.00%	100.00%	FINANCE
Abbey National Financial Investments 4 B.V.	The Netherlands	0.00%	100.00%	100.00%	FINANCE
Abbey National General Insurance Services Limited (b)	United Kingdom	0.00%	100.00%	100.00%	ADVISORY SERVICES
Abbey National GP (Jersey) Limited	Jersey	0.00%	100.00%	100.00%	FINANCE
Abbey National Homes Limited (b)	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Abbey National International Limited	Jersey	0.00%	100.00%	100.00%	BANKING

		% of ownership held by the Bank
Company	Location	Direct	Indirect	% of voting power (c)	Line of business
Abbey National Investments (b)	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Abbey National Investments Holdings Limited (b)	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY
Abbey National Legacy Holdings Limited (b)	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY
Abbey National Legacy Limited (b)	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY
Abbey National Nominees Limited	United Kingdom	0.00%	100.00%	100.00%	BROKER-DEALER
Abbey National North America Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY
Abbey National North America LLC	United States	0.00%	100.00%	100.00%	FINANCE
Abbey National Pension (Escrow Services) Limited	United Kingdom	0.00%	100.00%	100.00%	PENSION FUND MANAGEMENT COMPANY
Abbey National PLP (UK) Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Abbey National Property Investments	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Abbey National Property Services Limited (b)	United Kingdom	0.00%	100.00%	100.00%	PROPERTY
Abbey National Securities Inc.	United States	0.00%	100.00%	100.00%	BROKER-DEALER
Abbey National September Leasing (3) Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING
Abbey National Sterling Capital plc (b)	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Abbey National Treasury Investments	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Abbey National Treasury Services (Transport Holdings) Limited (b)	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY
Abbey National Treasury Services Investments Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Abbey National Treasury Services Overseas Holdings	United Kingdom	0.00%	99.99%	99.99%	HOLDING COMPANY
Abbey National Treasury Services plc	United Kingdom	0.00%	100.00%	100.00%	BANKING
Abbey National UK Investments	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Abbey Stockbrokers (Nominees) Limited	United Kingdom	0.00%	100.00%	100.00%	BROKER-DEALER
Abbey Stockbrokers Limited	United Kingdom	0.00%	100.00%	100.00%	BROKER-DEALER
Ablasa Participaciones, S.L.	Spain	100.00%	0.00%	100.00%	HOLDING COMPANY
Ablasa Participações S.A.	Brazil	99.90%	0.10%	100.00%	HOLDING COMPANY
ABN AMRO Administradora de Cartões de Crédito Ltda. (d)	Brazil	0.00%	0.00%	0.00%	CARDS
ABN AMRO Brasil Partipações e Investimentos S.A. (d)	Brazil	0.00%	0.00%	0.00%	HOLDING COMPANY
Administración de Bancos Latinoamericanos Santander, S.L.	Spain	24.11%	75.89%	100.00%	HOLDING COMPANY
AEH Purchasing, Ltd. (b)	Ireland	—	(a)	—	SECURITIZATION
Afisa S.A.	Chile	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Agrícola Tabaibal, S.A.	Spain	0.00%	66.55%	100.00%	AGRICULTURE AND LIVESTOCK
AKB Marketing Services Sp. Z.o.o.	Poland	0.00%	70.00%	100.00%	MARKETING
Alcaidesa Golf, S.L.	Spain	0.00%	44.82%	50.00%	SPORTS OPERATIONS
Alcaidesa Holding, S.A. (consolidated)	Spain	0.00%	44.82%	50.00%	PROPERTY
Alcaidesa Inmobiliaria, S.A.	Spain	0.00%	44.82%	50.00%	PROPERTY
Alcaidesa Servicios, S.A.	Spain	0.00%	44.82%	50.00%	SERVICES
ALCF Investments Limited (b)	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Aljarafe Golf, S.A.	Spain	0.00%	80.15%	89.41%	PROPERTY
Aljardi SGPS, Lda.	Portugal	0.00%	100.00%	100.00%	HOLDING COMPANY
Alliance & Leicester (Jersey) Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Cash Solutions Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Commercial Bank plc	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Commercial Finance (Holdings) plc (b)	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY
Alliance & Leicester Equity Investments (Guarantee) Limited	United Kingdom	—	(a)	—	FINANCE
Alliance & Leicester Estate Agents (Mortgage & Finance) Limited (b)	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Financing plc (b)	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Independent Financial Advisers Limited (b)	United Kingdom	0.00%	100.00%	100.00%	FINANCE

		% of ownership held by the Bank
Company	Location	Direct	Indirect	% of voting power (c)	Line of business
Alliance & Leicester International Limited	Isle of Man	0.00%	100.00%	100.00%	BANKING
Alliance & Leicester Investments (Derivatives No.3) Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Investments (Derivatives) Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Investments (Jersey) Limited (b)	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Investments (No.2) Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Investments (No.3) LLP (b)	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Investments (No.4) Limited (b)	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Investments Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Personal Finance Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Alliance & Leicester plc	United Kingdom	0.00%	100.00%	100.00%	BANKING
Alliance & Leicester Print Services Limited (b)	United Kingdom	0.00%	100.00%	100.00%	SERVICES
Alliance & Leicester Share Ownership Trust Limited (b)	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Sharesafe Limited (b)	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Unit Trust Managers Limited (b)	United Kingdom	0.00%	100.00%	100.00%	FUND AND PORTFOLIO MANAGER
Alliance Bank Limited	United Kingdom	100.00%	0.00%	100.00%	FINANCE
Alliance Corporate Services Limited (b)	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Altamira Santander Real Estate, S.A.	Spain	79.82%	18.15%	100.00%	PROPERTY
Amazonia Trade Limited	United Kingdom	100.00%	0.00%	100.00%	HOLDING COMPANY
Andaluza de Inversiones, S.A.	Spain	0.00%	100.00%	100.00%	HOLDING COMPANY
ANITCO Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY
Aquanima Brasil Ltda.	Brazil	0.00%	99.42%	100.00%	E-COMMERCE
Aquanima Chile S.A.	Chile	0.00%	99.42%	100.00%	E-COMMERCE
Aquanima México S. de R.L. de C.V.	Mexico	0.00%	99.42%	100.00%	E-COMMERCE
Aquanima S.A.	Argentina	0.00%	99.42%	100.00%	SERVICES
Argenline, S.A.	Uruguay	0.00%	100.00%	100.00%	FINANCE
Arizona Concentrating Solar I LLC	United States	0.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
Arka Emerging Markets SICAV - FIS	Luxembourg	0.00%	94.23%	100.00%	OPEN-END INVESTMENT COMPANY
Asesoría Estratega, S.C.	Mexico	0.00%	100.00%	100.00%	SERVICES
Atual Companhia Securitizadora de Créditos Financeiros	Brazil	0.00%	75.21%	100.00%	FINANCIAL SERVICES
Aurum Inversiones Limitada	Chile	50.00%	50.00%	100.00%	HOLDING COMPANY
Aviación Antares, A.I.E.	Spain	99.99%	0.01%	100.00%	RENTING
Aviación Británica, A.I.E.	Spain	99.99%	0.01%	100.00%	RENTING
Aviación Centaurus, A.I.E.	Spain	99.99%	0.01%	100.00%	RENTING
Aviación Intercontinental, A.I.E.	Spain	65.00%	0.00%	65.00%	RENTING
Aviación RC II, A.I.E.	Spain	99.99%	0.01%	100.00%	RENTING
Aviación Real, A.I.E.	Spain	99.99%	0.01%	100.00%	RENTING
Aviación Regional Cántabra, A.I.E.	Spain	73.58%	0.00%	73.58%	RENTING
Aviación Scorpius, A.I.E.	Spain	99.99%	0.01%	100.00%	RENTING
Aviación Tritón, A.I.E.	Spain	99.99%	0.01%	100.00%	RENTING
Aymoré Crédito, Financiamento e Investimento S.A.	Brazil	0.00%	75.21%	100.00%	FINANCE
Bajondillo, S.A.	Spain	0.00%	89.65%	100.00%	PROPERTY
Banbou S.A.R.L.	France	0.00%	90.00%	100.00%	HOLDING COMPANY
Banco Bandepe S.A.	Brazil	0.00%	75.21%	100.00%	BANKING
Banco Banif, S.A.	Spain	100.00%	0.00%	100.00%	BANKING
Banco de Albacete, S.A.	Spain	100.00%	0.00%	100.00%	BANKING

		% of ownership held by the Bank
Company	Location	Direct	Indirect	% of voting power (c)	Line of business
Banco de Asunción, S.A. (b)	Paraguay	0.00%	99.33%	99.33%	BANKING
Banco Español de Crédito, S.A.	Spain	88.85%	0.79%	89.65%	BANKING
Banco Madesant - Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	BANKING
Banco Santander - Chile	Chile	0.00%	67.01%	67.18%	BANKING
Banco Santander (Brasil) S.A.	Brazil	0.00%	75.21%	76.09%	BANKING
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander	Mexico	0.00%	75.11%	99.99%	BANKING
Banco Santander (Panamá), S.A.	Panama	0.00%	100.00%	100.00%	BANKING
Banco Santander (Suisse) SA	Switzerland	0.00%	100.00%	100.00%	BANKING
Banco Santander Bahamas International Limited	Bahamas	0.00%	100.00%	100.00%	BANKING
Banco Santander Consumer Portugal, S.A.	Portugal	0.00%	100.00%	100.00%	BANKING
Banco Santander International	United States	100.00%	0.00%	100.00%	BANKING
Banco Santander Perú S.A.	Peru	99.00%	1.00%	100.00%	BANKING
Banco Santander Puerto Rico	Puerto Rico	0.00%	100.00%	100.00%	BANKING
Banco Santander Río S.A.	Argentina	8.23%	91.07%	99.02%	BANKING
Banco Santander Totta, S.A.	Portugal	0.00%	99.76%	99.89%	BANKING
Banco Santander, S.A.	Uruguay	97.75%	2.25%	100.00%	BANKING
Banesto Banca Privada Gestión, S.A. S.G.I.I.C.	Spain	0.00%	89.65%	100.00%	FUND MANAGEMENT COMPANY
Banesto Banco de Emisiones, S.A.	Spain	0.00%	89.65%	100.00%	BANKING
Banesto Bolsa, S.A., Sdad. Valores y Bolsa	Spain	0.00%	89.65%	100.00%	BROKER-DEALER
Banesto Financial Products, Plc.	Ireland	0.00%	89.64%	99.99%	FINANCE
Banesto Renting, S.A.	Spain	0.00%	89.65%	100.00%	FINANCE
Banif Gestión, S.A., S.G.I.I.C.	Spain	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Bank Zachodni WBK S.A.	Poland	94.23%	0.00%	94.23%	BANKING
Bansa Santander S.A.	Chile	0.00%	100.00%	100.00%	PROPERTY
Bansalud, S.L.	Spain	53.00%	12.00%	65.00%	TECHNOLOGY SERVICES
Bansamex, S.A.	Spain	50.00%	0.00%	50.00%	CARDS
Bel Canto SICAV Erodiade	Luxembourg	0.00%	100.00%	100.00%	OPEN-END INVESTMENT COMPANY
Besaya ECA Limited	Ireland	—	(a)	—	FINANCE
Bilkreditt 1 Limited	Ireland	—	(a)	—	SECURITIZATION
Bilkreditt 2 Limited	Ireland	—	(a)	—	SECURITIZATION
Boadilla R.E.I. Lux S.à.r.l	Luxembourg	0.00%	100.00%	100.00%	PROPERTY
Bracken Securities Holdings Limited (b)	United Kingdom	—	(a)	—	SECURITIZATION
Bracken Securities Option Limited (b)	United Kingdom	0.00%	100.00%	100.00%	SECURITIZATION
Bracken Securities plc (b)	United Kingdom	0.00%	100.00%	100.00%	SECURITIZATION
Brazil Foreign Diversified Payment Rights Finance Company	Cayman Islands	—	(a)	—	SECURITIZATION
BRS Investments S.A.	Argentina	0.00%	100.00%	100.00%	HOLDING COMPANY
BST International Bank, Inc.	Puerto Rico	0.00%	99.76%	100.00%	BANKING
BZ WBK Asset Management S.A.	Poland	50.00%	47.12%	100.00%	FUND MANAGEMENT COMPANY
BZ WBK Faktor Sp. z o.o.	Poland	0.00%	94.23%	100.00%	FINANCIAL SERVICES
BZ WBK Finanse & Leasing S.A.	Poland	0.00%	94.23%	100.00%	LEASING AND FULL-SERVICE LEASING
BZ WBK Finanse Sp. z o.o.	Poland	0.00%	94.23%	100.00%	FINANCIAL SERVICES
BZ WBK Inwestycje Sp. z o.o.	Poland	0.00%	94.23%	100.00%	BROKER-DEALER
BZ WBK Leasing S.A.	Poland	0.00%	94.23%	100.00%	LEASING
BZ WBK Nieruchomości S.A.	Poland	0.00%	94.22%	99.99%	SERVICES

		% of ownership held by the Bank
Company	Location	Direct	Indirect	% of voting power (c)	Line of business
BZ WBK Towarzystwo Funduszy Inwestycyjnych S.A.	Poland	0.00%	97.12%	100.00%	FUND MANAGEMENT COMPANY
CA Premier Banking Limited	United Kingdom	0.00%	100.00%	100.00%	BANKING
Caja de Emisiones con Garantía de Anualidades Debidas por el Estado, S.A.	Spain	0.00%	56.36%	62.87%	FINANCE
Cántabra de Inversiones, S.A.	Spain	100.00%	0.00%	100.00%	HOLDING COMPANY
Cántabro Catalana de Inversiones, S.A.	Spain	100.00%	0.00%	100.00%	HOLDING COMPANY
Capital Riesgo Global, SCR de Régimen Simplificado, S.A.	Spain	93.53%	6.47%	100.00%	VENTURE CAPITAL COMPANY
Capital Street Delaware, LP	United States	0.00%	100.00%	100.00%	HOLDING COMPANY
Capital Street Holdings, LLC	United States	0.00%	100.00%	100.00%	HOLDING COMPANY
Capital Street REIT Holdings, LLC	United States	0.00%	100.00%	100.00%	HOLDING COMPANY
Capital Street S.A.	Luxembourg	0.00%	100.00%	100.00%	FINANCE
Carfax (Guernsey) Limited (f)	Guernsey	0.00%	100.00%	100.00%	INSURANCE BROKER
Carpe Diem Salud, S.L.	Spain	100.00%	0.00%	100.00%	SECURITIES INVESTMENT
Cartera Mobiliaria, S.A., SICAV	Spain	0.00%	81.40%	93.08%	SECURITIES INVESTMENT
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander	Mexico	0.00%	75.09%	99.97%	BROKER-DEALER
Cater Allen Holdings Limited	United Kingdom	0.00%	99.99%	100.00%	HOLDING COMPANY
Cater Allen International Limited	United Kingdom	0.00%	99.99%	100.00%	BROKER-DEALER
Cater Allen Limited	United Kingdom	0.00%	100.00%	100.00%	BANKING
Cater Allen Lloyd’s Holdings Limited	United Kingdom	0.00%	99.99%	100.00%	HOLDING COMPANY
Cater Allen Pensions Limited (b)	United Kingdom	0.00%	100.00%	100.00%	PENSION FUND MANAGEMENT COMPANY
Cater Allen Syndicate Management Limited	United Kingdom	0.00%	99.99%	100.00%	ADVISORY SERVICES
Central Eólica Santo Antonio De Padua S.A.	Brazil	0.00%	75.21%	100.00%	ELECTRICITY PRODUCTION
Central Eólica Sao Cristovao S.A.	Brazil	0.00%	75.21%	100.00%	ELECTRICITY PRODUCTION
Central Eólica Sao Jorge S.A.	Brazil	0.00%	75.21%	100.00%	ELECTRICITY PRODUCTION
Certidesa, S.L.	Spain	0.00%	100.00%	100.00%	LEASE OF AIRCRAFT
Clínica Sear, S.A.	Spain	0.00%	45.34%	50.58%	HEALTHCARE
Club Zaudin Golf, S.A.	Spain	0.00%	76.24%	95.11%	SERVICES
Costa Canaria de Veneguera, S.A.	Spain	0.00%	66.55%	74.23%	PROPERTY
Crawfall S.A.	Uruguay	100.00%	0.00%	100.00%	SERVICES
Credicenter Empreendimentos e Promoções Ltda. (d)	Brazil	0.00%	0.00%	0.00%	FINANCIAL SERVICES
Credisol, S.A. (b)	Uruguay	0.00%	100.00%	100.00%	CARDS
Crefisa, Inc.	Puerto Rico	100.00%	0.00%	100.00%	FINANCE
CRV Distribuidora de Títulos e Valores Mobiliários	Brazil	0.00%	75.21%	100.00%	MANAGEMENT COMPANY
Darep Limited	Ireland	100.00%	0.00%	100.00%	REINSURANCE
Depósitos Portuarios, S.A.	Spain	0.00%	89.65%	100.00%	SERVICES
Digital Procurement Holdings N.V.	The Netherlands	0.00%	99.42%	100.00%	HOLDING COMPANY
Diners Club Spain, S.A.	Spain	75.00%	0.00%	75.00%	CARDS
Dirección Estratega, S.C.	Mexico	0.00%	100.00%	100.00%	SERVICES
Dom Maklerski BZ WBK S.A.	Poland	0.00%	94.23%	99.99%	BROKER-DEALER
Dudebasa, S.A.	Spain	0.00%	89.65%	100.00%	FINANCE
Elerco, S.A.	Spain	0.00%	89.65%	100.00%	PROPERTY
Embuaca Geração e Comercialização de Energia S.A.	Brazil	0.00%	75.19%	100.00%	ELECTRICITY PRODUCTION
Empresas Banesto 2, Fondo de Titulización de Activos	Spain	—	(a)	—	SECURITIZATION
Empresas Banesto 5, Fondo de Titulización de Activos	Spain	—	(a)	—	SECURITIZATION
Empresas Banesto 6, Fondo de Titulización de Activos	Spain	—	(a)	—	SECURITIZATION
Energía Eólica de México, S.A. de C.V. (consolidated)	Mexico	0.00%	100.00%	100.00%	ELECTRICITY PRODUCTION

		% of ownership held by the Bank
Company	Location	Direct	Indirect	% of voting power (c)	Line of business
EOL Brisa Energias Renováveis S.A.	Brazil	0.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
EOL Vento Energias Renováveis S.A.	Brazil	0.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
EOL Wind Energias Renováveis S.A.	Brazil	0.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
Eólica Bela Vista Geração e Comercialização de Energia S.A.	Brazil	0.00%	75.19%	100.00%	ELECTRICITY PRODUCTION
Eólica Icaraí Geração e Comercialização de Energia S.A.	Brazil	0.00%	75.19%	100.00%	ELECTRICITY PRODUCTION
Eólica Mar e Terra Geração e Comercialização de Energia S.A.	Brazil	0.00%	75.19%	100.00%	ELECTRICITY PRODUCTION
Erestone S.A.S.	France	0.00%	90.00%	90.00%	PROPERTY
FFB - Participações e Serviços, Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	HOLDING COMPANY
Fideicomiso 100740 SLPT	Mexico	0.00%	75.11%	100.00%	FINANCE
Fideicomiso 2002114	Mexico	0.00%	75.11%	100.00%	HOLDING COMPANY
Fideicomiso GFSSLPT Banca Serfín, S.A.	Mexico	0.00%	75.11%	100.00%	FINANCE
Fideicomiso Super Letras Hipotecarias Clase I	Argentina	0.00%	99.30%	100.00%	TRUST SERVICES
Fideicomiso Super Letras Hipotecarias Clase II	Argentina	0.00%	99.30%	100.00%	TRUST SERVICES
Financiación Banesto 1, Fondo de Titulización de Activos	Spain	—	(a)	—	SECURITIZATION
First National Motor Business Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING
First National Motor Contracts Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING
First National Motor Facilities Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING
First National Motor Finance Limited	United Kingdom	0.00%	100.00%	100.00%	ADVISORY SERVICES
First National Motor Leasing Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING
First National Motor plc	United Kingdom	0.00%	100.00%	100.00%	LEASING
First National Tricity Finance Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Fomento e Inversiones, S.A.	Spain	100.00%	0.00%	100.00%	HOLDING COMPANY
Fondo de Titulización de Activos PYMES Santander 3	Spain	—	(a)	—	SECURITIZATION
Fondo de Titulización de Activos PYMES Santander 4	Spain	—	(a)	—	SECURITIZATION
Fondo de Titulización de Activos Santander 2	Spain	—	(a)	—	SECURITIZATION
Fondo de Titulización de Activos Santander Consumer Spain 09-1	Spain	—	(a)	—	SECURITIZATION
Fondo de Titulización de Activos Santander Consumer Spain Auto 07-1	Spain	—	(a)	—	SECURITIZATION
Fondo de Titulización de Activos Santander Consumer Spain Auto 2010-1	Spain	—	(a)	—	SECURITIZATION
Fondo de Titulización de Activos Santander Consumer Spain Auto 2011-1	Spain	—	(a)	—	SECURITIZATION
Fondo de Titulización de Activos Santander Consumer Spain Auto 2012-1	Spain	—	(a)	—	SECURITIZATION
Fondo de Titulización de Activos Santander Empresas 1	Spain	—	(a)	—	SECURITIZATION
Fondo de Titulización de Activos Santander Empresas 10	Spain	—	(a)	—	SECURITIZATION
Fondo de Titulización de Activos Santander Empresas 2	Spain	—	(a)	—	SECURITIZATION
Fondo de Titulización de Activos Santander Empresas 3	Spain	—	(a)	—	SECURITIZATION
Fondo de Titulización de Activos Santander Empresas 4	Spain	—	(a)	—	SECURITIZATION
Fondo de Titulización de Activos Santander Empresas 8	Spain	—	(a)	—	SECURITIZATION
Fondo de Titulización de Activos Santander Empresas 9	Spain	—	(a)	—	SECURITIZATION
Fondo de Titulización de Activos Santander Financiación 5	Spain	—	(a)	—	SECURITIZATION
Fondo de Titulización de Activos Santander Hipotecario 6	Spain	—	(a)	—	SECURITIZATION
Fondo de Titulización de Activos Santander Hipotecario 7	Spain	—	(a)	—	SECURITIZATION
Fondo de Titulización de Activos Santander Hipotecario 8	Spain	—	(a)	—	SECURITIZATION
Fondo de Titulización de Activos Santander Público 1	Spain	—	(a)	—	SECURITIZATION
Fondo de Titulización Santander Financiación 1	Spain	—	(a)	—	SECURITIZATION
Fondos Santander, S.A. Administradora de Fondos de Inversión (in liquidation) (b)	Uruguay	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Formación Integral, S.A.	Spain	0.00%	89.65%	100.00%	TRAINING
Fortensky Trading, Ltd.	Ireland	0.00%	100.00%	100.00%	FINANCE

		% of ownership held by the Bank
Company	Location	Direct	Indirect	% of voting power (c)	Line of business
Fosse (Master Issuer) Holdings Limited	United Kingdom	—	(a)	—	SECURITIZATION
Fosse Funding (No.1) Limited	United Kingdom	0.00%	100.00%	100.00%	SECURITIZATION
Fosse Master Issuer PLC	United Kingdom	0.00%	100.00%	100.00%	SECURITIZATION
Fosse PECOH Limited	United Kingdom	—	(a)	—	SECURITIZATION
Fosse Trustee (UK) Limited	United Kingdom	—	(a)	—	SECURITIZATION
Fosse Trustee Limited	Jersey	—	(a)	—	SECURITIZATION
FTPYME Banesto 2, Fondo de Titulización de Activos	Spain	—	(a)	—	SECURITIZATION
FTPYME Santander 2 Fondo de Titulización de Activos	Spain	—	(a)	—	SECURITIZATION
Garilar, S.A.	Uruguay	0.00%	100.00%	100.00%	INTERNET
Geoban UK Limited	United Kingdom	0.00%	100.00%	100.00%	SERVICES
Geoban, S.A.	Spain	100.00%	0.00%	100.00%	SERVICES
Gesban México Servicios Administrativos Globales, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	SERVICES
Gesban Santander Servicios Profesionales Contables Limitada	Chile	0.00%	100.00%	100.00%	INTERNET
Gesban Servicios Administrativos Globales, S.L.	Spain	99.99%	0.01%	100.00%	SERVICES
Gesban UK Limited	United Kingdom	0.00%	100.00%	100.00%	COLLECTION AND PAYMENT SERVICES
Gescoban Soluciones, S.A.	Spain	0.00%	89.65%	100.00%	FINANCE
Gestión de Instalaciones Fotovoltaicas, S.L. Sole-Shareholder Company	Spain	0.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
Gestión Santander, S.A. de C.V., Sociedad Operadora de Sociedades de Inversión, Grupo Financiero Santander	Mexico	0.00%	75.12%	100.00%	FUND MANAGEMENT COMPANY
Gestora de Procesos S.A. in liquidation (b)	Peru	0.00%	100.00%	100.00%	HOLDING COMPANY
Girobank Carlton Investments Limited (b)	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Girobank Investments Limited (b)	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Golden Bar (Securitization) S.r.l.	Italy	—	(a)	—	SECURITIZATION
Golden Bar Securitization Programme I	Italy	—	(a)	—	SECURITIZATION
Golden Bar Securitization Programme IV	Italy	—	(a)	—	SECURITIZATION
Golden Bar Securitization Programme V	Italy	—	(a)	—	SECURITIZATION
Golden Bar Securitization Programme VI	Italy	—	(a)	—	SECURITIZATION
Golden Bar Securitization Programme VII	Italy	—	(a)	—	SECURITIZATION
Golden Bar Securitization Programme VIII	Italy	—	(a)	—	SECURITIZATION
Golden Bar Stand Alone 2012-2 (CBCQS)	Italy	—	(a)	—	SECURITIZATION
Grupo Alcanza, S.A. de C.V.	Mexico	100.00%	0.00%	100.00%	HOLDING COMPANY
Grupo Empresarial Santander, S.L.	Spain	99.11%	0.89%	100.00%	HOLDING COMPANY
Grupo Financiero Santander, S.A.B. de C.V.	Mexico	51.05%	24.07%	75.17%	HOLDING COMPANY
Grupo Konecta Centros Especiales de Empleo, S.L.	Spain	0.00%	51.86%	100.00%	TELEMARKETING
Grupo Konecta Maroc S.A.R.L. à associé unique	Morocco	0.00%	51.86%	100.00%	TELEMARKETING
Grupo Konecta UK Limited	United Kingdom	0.00%	51.86%	100.00%	FINANCE
Grupo Konectanet México, S.A. de C.V.	Mexico	0.00%	51.86%	100.00%	TELEMARKETING
Grupo Konectanet, S.L.	Spain	7.08%	44.77%	51.86%	HOLDING COMPANY
Guaranty Car, S.A. Sole-Shareholder Company	Spain	0.00%	100.00%	100.00%	AUTOMOTIVE
Hansar Finance Limited (b)	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Hipototta No. 1 FTC	Portugal	—	(a)	—	SECURITIZATION
Hipototta No. 1 plc	Ireland	—	(a)	—	SECURITIZATION
Hipototta No. 10 FTC (b)	Portugal	—	(a)	—	SECURITIZATION
Hipototta No. 10 Limited (b)	Ireland	—	(a)	—	SECURITIZATION
Hipototta No. 11	Portugal	—	(a)	—	SECURITIZATION
Hipototta No. 12	Portugal	—	(a)	—	SECURITIZATION

		% of ownership held by the Bank
Company	Location	Direct	Indirect	% of voting power (c)	Line of business
Hipototta No. 2 FTC (b)	Portugal	—	(a)	—	SECURITIZATION
Hipototta No. 2 plc (b)	Ireland	—	(a)	—	SECURITIZATION
Hipototta No. 3 FTC (b)	Portugal	—	(a)	—	SECURITIZATION
Hipototta No. 3 plc (b)	Ireland	—	(a)	—	SECURITIZATION
Hipototta No. 4 FTC	Portugal	—	(a)	—	SECURITIZATION
Hipototta No. 4 plc	Ireland	—	(a)	—	SECURITIZATION
Hipototta No. 5 FTC	Portugal	—	(a)	—	SECURITIZATION
Hipototta No. 5 plc	Ireland	—	(a)	—	SECURITIZATION
Hipototta No. 7 FTC	Portugal	—	(a)	—	SECURITIZATION
Hipototta No. 7 Limited	Ireland	—	(a)	—	SECURITIZATION
Hipototta No. 8 FTC (b)	Portugal	—	(a)	—	SECURITIZATION
Hipototta No. 8 Limited (b)	Ireland	—	(a)	—	SECURITIZATION
Hispamer Renting, S.A. Sole-Shareholder Company	Spain	0.00%	100.00%	100.00%	RENTING
Holbah II Limited	Bahamas	0.00%	100.00%	100.00%	HOLDING COMPANY
Holbah Limited	Bahamas	0.00%	100.00%	100.00%	HOLDING COMPANY
Holmes Funding Limited	United Kingdom	—	(a)	—	SECURITIZATION
Holmes Holdings Limited	United Kingdom	—	(a)	—	SECURITIZATION
Holmes Master Issuer plc	United Kingdom	—	(a)	—	SECURITIZATION
Holmes Trustees Limited	United Kingdom	—	(a)	—	SECURITIZATION
Holneth B.V.	The Netherlands	0.00%	100.00%	100.00%	HOLDING COMPANY
Home Services On Line Solutions, S.L.	Spain	0.00%	51.86%	100.00%	SERVICES
HRE Investment Holdings II-A S.à.r.l.	Luxembourg	0.00%	73.70%	0.00%	HOLDING COMPANY
HSH Delaware L.P.	United States	0.00%	69.83%	0.00%	HOLDING COMPANY
Hualle, S.A.	Spain	0.00%	89.65%	100.00%	SECURITIES INVESTMENT
Ibérica de Compras Corporativas, S.L.	Spain	91.63%	7.80%	100.00%	E-COMMERCE
Idaho Wind I LLC	United States	0.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
Independence Community Bank Corp.	United States	0.00%	100.00%	100.00%	HOLDING COMPANY
Independence Community Commercial Reinvestment Corp.	United States	0.00%	100.00%	100.00%	HOLDING COMPANY
Infraestructuras Americanas, S.L.	Spain	0.00%	100.00%	100.00%	HOLDING COMPANY
Ingeniería de Software Bancario, S.L.	Spain	100.00%	0.00%	100.00%	IT SERVICES
Inmo Francia 2, S.A.	Spain	0.00%	100.00%	100.00%	PROPERTY
Instituto Santander Serfin, A.C.	Mexico	0.00%	75.11%	100.00%	NOT-FOR-PROFIT INSTITUTE
Insurance Funding Solutions Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Interfinance Holanda B.V.	The Netherlands	100.00%	0.00%	100.00%	HOLDING COMPANY
Inversiones Marítimas del Mediterráneo, S.A.	Spain	100.00%	0.00%	100.00%	INACTIVE
Isban Argentina S.A.	Argentina	87.42%	12.58%	100.00%	FINANCIAL SERVICES
Isban Brasil S.A.	Brazil	0.00%	100.00%	100.00%	SERVICES
Isban Chile S.A.	Chile	0.00%	100.00%	100.00%	IT SERVICES
Isban DE GmbH	Germany	0.00%	100.00%	100.00%	IT SERVICES
Isban México, S.A. de C.V.	Mexico	100.00%	0.00%	100.00%	IT SERVICES
Isban U.K., Ltd.	United Kingdom	0.00%	100.00%	100.00%	IT SERVICES
Island Insurance Corporation	Puerto Rico	0.00%	99.99%	99.99%	INSURANCE
J.C. Flowers II-A L.P.	Canada	0.00%	70.15%	4.43%	HOLDING COMPANY
JCF BIN II-A	Mauritania	0.00%	69.47%	4.43%	HOLDING COMPANY
JCF II-A AIV K L.P.	Canada	0.00%	69.43%	0.00%	HOLDING COMPANY
JCF II-A Special AIV K L.P.	Canada	0.00%	72.29%	4.99%	HOLDING COMPANY
Jupiter III C.V.	The Netherlands	0.00%	72.75%	4.99%	HOLDING COMPANY

		% of ownership held by the Bank
Company	Location	Direct	Indirect	% of voting power (c)	Line of business
Jupiter JCF AIV II-A C.V.	The Netherlands	0.00%	69.41%	4.99%	HOLDING COMPANY
Konecta Activos Inmobiliarios, S.L.	Spain	0.00%	49.34%	52.80%	PROPERTY
Konecta Brazil Outsourcing Ltda.	Brazil	0.00%	51.85%	99.99%	SERVICES
Konecta Broker, S.L.	Spain	0.00%	51.86%	100.00%	SERVICES
Konecta Bto, S.L.	Spain	0.00%	51.86%	100.00%	TELECOMMUNICATIONS
Konecta Catalunya, S.L.	Spain	0.00%	51.86%	100.00%	SERVICES
Konecta Chile Limitada	Chile	0.00%	51.86%	100.00%	SERVICES
Konecta Colombia Grupo Konecta Colombia Ltda	Colombia	0.00%	51.86%	100.00%	TELEMARKETING
Konecta Field Marketing, S.A.	Spain	0.00%	51.86%	100.00%	MARKETING
Konecta Perú S.A.C.	Peru	0.00%	51.86%	100.00%	SERVICES
Konecta Portugal, Lda.	Portugal	0.00%	51.86%	100.00%	MARKETING
Konecta Servicios Administrativos y Tecnológicos, S.L.	Spain	0.00%	51.86%	100.00%	SERVICES
Konecta Servicios de BPO, S.L.	Spain	0.00%	51.84%	99.97%	SERVICES
Konectanet Andalucía, S.L.	Spain	0.00%	51.86%	100.00%	SERVICES
Konectanet Comercialización, S.L.	Spain	0.00%	51.86%	100.00%	MARKETING
Kontacta Comunicaciones, S.A.	Spain	0.00%	38.89%	75.00%	SERVICES
La Unión Resinera Española, S.A. (consolidated)	Spain	74.87%	21.48%	96.44%	CHEMICALS
Laboratorios Indas, S.A.	Spain	0.00%	73.22%	73.22%	HEALTH PRODUCTS
Langton Funding (No.1) Limited	United Kingdom	0.00%	100.00%	100.00%	SECURITIZATION
Langton Mortgages Trustee (UK) Limited	United Kingdom	—	(a)	—	SECURITIZATION
Langton Mortgages Trustee Limited	Jersey	—	(a)	—	SECURITIZATION
Langton PECOH Limited	United Kingdom	—	(a)	—	SECURITIZATION
Langton Securities (2008-1) plc	United Kingdom	0.00%	100.00%	100.00%	SECURITIZATION
Langton Securities (2008-2) plc (b)	United Kingdom	0.00%	100.00%	100.00%	SECURITIZATION
Langton Securities (2010-1) PLC	United Kingdom	0.00%	100.00%	100.00%	SECURITIZATION
Langton Securities (2010-2) PLC	United Kingdom	0.00%	100.00%	100.00%	SECURITIZATION
Langton Securities (2012-1) PLC	United Kingdom	0.00%	100.00%	100.00%	SECURITIZATION
Langton Securities Holdings Limited	United Kingdom	—	(a)	—	SECURITIZATION
Laparanza, S.A.	Spain	61.59%	0.00%	61.59%	AGRICULTURE AND LIVESTOCK
Larix Chile Inversiones Limitada	Chile	0.00%	89.65%	100.00%	FINANCE
Lease Totta No. 1 FTC	Portugal	—	(a)	—	SECURITIZATION
Leasetotta No. 1 Limited	Ireland	—	(a)	—	SECURITIZATION
Liquidity Import Finance Limited	United Kingdom	0.00%	100.00%	100.00%	FACTORING
Liquidity Limited	United Kingdom	0.00%	100.00%	100.00%	FACTORING
Luresa Inmobiliaria, S.A.	Spain	0.00%	96.35%	100.00%	PROPERTY
Luri 1, S.A. (e)	Spain	0.00%	5.59%	100.00%	PROPERTY
Luri 2, S.A. (e)	Spain	0.00%	4.82%	100.00%	PROPERTY
Luri 4, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	100.00%	PROPERTY
Luri Land, S.A. (e)	Belgium	0.00%	5.16%	100.00%	PROPERTY
MAC No. 1 Limited	United Kingdom	—	(a)	—	MORTGAGE LOAN COMPANY
Mantiq Investimentos Ltda.	Brazil	0.00%	75.21%	100.00%	BROKER-DEALER
Marylebone Road CBO 3 BV	The Netherlands	—	(a)	—	SECURITIZATION
Mata Alta, S.L.	Spain	0.00%	61.59%	100.00%	PROPERTY
Merciver, S.L.	Spain	0.00%	89.65%	100.00%	FINANCIAL ADVISORY
Mesena CLO 2011-1 B.V.	The Netherlands	—	(a)	—	SECURITIZATION
Mitre Capital Partners Limited	United Kingdom	0.00%	100.00%	100.00%	MORTGAGE LOAN COMPANY
Motor 2011 Holdings Limited	United Kingdom	—	(a)	—	SECURITIZATION

		% of ownership held by the Bank
Company	Location	Direct	Indirect	% of voting power (c)	Line of business
Motor 2011 PLC	United Kingdom	0.00%	100.00%	100.00%	SECURITIZATION
Motor 2012 Holdings Limited	United Kingdom	—	(a)	—	SECURITIZATION
Motor 2012 PLC	United Kingdom	0.00%	100.00%	100.00%	SECURITIZATION
MS Participações Societárias S.A.	Brazil	0.00%	75.19%	99.97%	HOLDING COMPANY
Multinegocios S.A.	Chile	0.00%	99.54%	100.00%	ADVISORY SERVICES
Multiservicios de Negocios Limitada	Chile	0.00%	100.00%	100.00%	FINANCIAL SERVICES
N&P (B.E.S.) Loans (b)	United Kingdom	0.00%	100.00%	100.00%	LEASING
Naviera Mirambel, S.L.	Spain	0.00%	100.00%	100.00%	FINANCE
Naviera Trans Gas, A.I.E.	Spain	99.99%	0.01%	100.00%	RENTING
Naviera Trans Ore, A.I.E.	Spain	99.99%	0.01%	100.00%	RENTING
Naviera Trans Wind, S.L.	Spain	99.99%	0.01%	100.00%	RENTING
Nebraska Wind I LLC	United States	0.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
NIB Special Investors IV-A LP	Canada	0.00%	99.70%	4.99%	HOLDING COMPANY
NIB Special Investors IV-B LP	Canada	0.00%	95.80%	4.99%	HOLDING COMPANY
Norbest AS	Norway	7.94%	92.06%	100.00%	SECURITIES INVESTMENT
NW Services CO.	United States	0.00%	99.42%	100.00%	E-COMMERCE
Oil-Dor, S.A.	Spain	0.00%	89.64%	99.99%	FINANCE
Open Bank, S.A.	Spain	100.00%	0.00%	100.00%	BANKING
Optimal Alternative Investments, S.G.I.I.C., S.A.	Spain	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Optimal Investment Services S.A.	Switzerland	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Optimal Multiadvisors Ireland Plc / Optimal Strategic US Equity Ireland Euro Fund	Ireland	0.00%	53.06%	51.09%	FUND MANAGEMENT COMPANY
Optimal Multiadvisors Ireland Plc / Optimal Strategic US Equity Ireland US Dollar Fund	Ireland	0.00%	48.38%	54.47%	FUND MANAGEMENT COMPANY
Optimal Multiadvisors Ltd / Optimal Strategic US Equity Series (consolidated)	Bahamas	0.00%	65.44%	63.79%	FUND MANAGEMENT COMPANY
Palm Valley Topco LLC (consolidated)	United States	0.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
Parasant SA	Switzerland	100.00%	0.00%	100.00%	HOLDING COMPANY
Parque Eólico Valcaire, S.L.	Spain	0.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
PBE Companies, LLC	United States	0.00%	100.00%	100.00%	PROPERTY
Peak Market, S.L.	Spain	0.00%	89.65%	100.00%	SERVICES
PECOH Limited	United Kingdom	—	(a)	—	SECURITIZATION
Pereda Gestión, S.A.	Spain	99.99%	0.01%	100.00%	HOLDING COMPANY
Perevent Empresa de Servicios Eventuales S.A.	Argentina	0.00%	99.97%	100.00%	SERVICES
Pingham International, S.A.	Uruguay	0.00%	100.00%	100.00%	SERVICES
Portada S.A. in liquidation (b)	Chile	0.00%	96.17%	96.17%	FINANCE
Portal Universia Argentina S.A.	Argentina	0.00%	75.75%	75.75%	INTERNET
Portal Universia Portugal, Prestação de Serviços de Informática, S.A.	Portugal	0.00%	100.00%	100.00%	INTERNET
Portal Universia, S.A.	Spain	0.00%	56.56%	56.56%	INTERNET
Procura Digital de Venezuela, S.A.	Venezuela	0.00%	99.42%	100.00%	E-COMMERCE
Produban Servicios Informáticos Generales, S.L.	Spain	99.96%	0.04%	100.00%	SERVICES
Produban Serviços de Informática S.A.	Brazil	0.00%	100.00%	100.00%	IT SERVICES
Programa Multi Sponsor PMS, S.A.	Spain	50.00%	50.00%	100.00%	ADVERTISING
Promociones y Servicios Monterrey, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	PROPERTY
Promociones y Servicios Polanco, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	PROPERTY
Promociones y Servicios Santiago, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	PROPERTY
Promodomus Desarrollo de Activos, S.L.	Spain	0.00%	45.72%	51.00%	PROPERTY

		% of ownership held by the Bank
Company	Location	Direct	Indirect	% of voting power (c)	Line of business
Puntoform, S.L.	Spain	0.00%	51.86%	100.00%	TRAINING
Real Corretora de Seguros S.A. (d)	Brazil	0.00%	0.00%	0.00%	INSURANCE BROKER
REB Empreendimentos e Administradora de Bens S.A.	Brazil	0.00%	100.00%	100.00%	HOLDING COMPANY
Reintegra, S.A.	Spain	55.00%	45.00%	100.00%	SERVICES
Retail Financial Services Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Riobank International (Uruguay) SAIFE (b)	Uruguay	0.00%	100.00%	100.00%	BANKING
Rosenlease, S.L.	Spain	99.99%	0.00%	99.99%	RENTING
Ruevilliot 26, S.L.	Spain	0.00%	70.00%	70.00%	PROPERTY
Saja Eca Limited	Ireland	—	(a)	—	SECURITIZATION
Sancap Investimentos e Participações S.A.	Brazil	0.00%	75.21%	100.00%	HOLDING COMPANY
Sánchez Ramade Santander Financiera, S.L.	Spain	0.00%	50.00%	50.00%	FINANCIAL SERVICES
Saninv - Gestão e Investimentos, Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	HOLDING COMPANY
Sansol S.r.l.	Italy	0.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
Santander (CF Trustee Property Nominee) Limited	United Kingdom	0.00%	100.00%	100.00%	SERVICES
Santander (CF Trustee) Limited	United Kingdom	0.00%	100.00%	100.00%	ASSET MANAGEMENT COMPANY
Santander (UK) Group Pension Scheme Trustees Limited	United Kingdom	0.00%	100.00%	100.00%	ASSET MANAGEMENT COMPANY
Santander Administradora de Consórcios Ltda. (d)	Brazil	0.00%	0.00%	0.00%	FINANCE
Santander Agente de Valores Limitada	Chile	0.00%	67.33%	100.00%	BROKER-DEALER
Santander Ahorro Inmobiliario 2 S.I.I., S.A.	Spain	78.05%	0.01%	78.06%	PROPERTY
Santander AM Holding, S.L.	Spain	100.00%	0.00%	100.00%	HOLDING COMPANY
Santander Asset Finance (December) Limited	United Kingdom	0.00%	100.00%	100.00%	LEASING
Santander Asset Finance plc	United Kingdom	0.00%	100.00%	100.00%	LEASING
Santander Asset Management - Sociedade Gestora de Fundos de Investimento Mobiliário, S.A.	Portugal	0.00%	99.76%	100.00%	FUND MANAGEMENT COMPANY
Santander Asset Management Chile S.A.	Chile	0.01%	99.83%	100.00%	SECURITIES INVESTMENT
Santander Asset Management Corporation	Puerto Rico	0.00%	100.00%	100.00%	MANAGEMENT COMPANY
Santander Asset Management Luxembourg, S.A.	Luxembourg	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Asset Management S.A. Administradora General de Fondos	Chile	0.00%	67.02%	100.00%	FUND MANAGEMENT COMPANY
Santander Asset Management UK Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY
Santander Asset Management UK Limited	United Kingdom	0.00%	100.00%	100.00%	FUND AND PORTFOLIO MANAGER
Santander Asset Management, S.A., S.G.I.I.C.	Spain	28.30%	71.70%	100.00%	FUND MANAGEMENT COMPANY
Santander Back-Offices Globales Especializados, S.A.	Spain	99.99%	0.01%	100.00%	SERVICES
Santander Back-Offices Globales Mayoristas, S.A.	Spain	100.00%	0.00%	100.00%	SERVICES
Santander BanCorp	Puerto Rico	0.00%	100.00%	100.00%	HOLDING COMPANY
Santander Banif Inmobiliario, F.I.I.	Spain	88.09%	9.54%	98.73%	PROPERTY
Santander Bank & Trust Ltd.	Bahamas	0.00%	100.00%	100.00%	BANKING
Santander Benelux, S.A./N.V.	Belgium	83.20%	16.80%	100.00%	BANKING
Santander Brasil Administradora de Consórcio Ltda.	Brazil	0.00%	75.21%	100.00%	SERVICES
Santander Brasil Advisory Services S.A.	Brazil	0.00%	72.60%	96.52%	CONSULTANCY SERVICES
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	0.00%	75.21%	100.00%	MANAGEMENT COMPANY
Santander Brasil, EFC, S.A.	Spain	0.00%	75.21%	100.00%	FINANCE
Santander Capital Desarrollo, SGECR, S.A.	Spain	100.00%	0.00%	100.00%	VENTURE CAPITAL COMPANY
Santander Capital Structuring, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	COMMERCE
Santander Capitalização S.A.	Brazil	0.00%	75.21%	100.00%	INSURANCE
Santander Carbón Finance, S.A.	Spain	99.98%	0.02%	100.00%	SECURITIES INVESTMENT

		% of ownership held by the Bank
Company	Location	Direct	Indirect	% of voting power (c)	Line of business
Santander Cards Ireland Limited	Ireland	0.00%	100.00%	100.00%	CARDS
Santander Cards Limited	United Kingdom	0.00%	100.00%	100.00%	CARDS
Santander Cards UK Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Santander Carteras, S.G.C., S.A.	Spain	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Central Hispano Financial Services Limited	Cayman Islands	100.00%	0.00%	100.00%	FINANCE
Santander Central Hispano International Limited	Cayman Islands	100.00%	0.00%	100.00%	FINANCE
Santander Central Hispano Issuances Limited	Cayman Islands	100.00%	0.00%	100.00%	FINANCE
Santander Chile Holding S.A.	Chile	22.11%	77.43%	99.54%	HOLDING COMPANY
Santander Commercial Paper, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	100.00%	FINANCE
Santander Consulting (Beijing) Co., Ltd.	China	0.00%	100.00%	100.00%	ADVISORY SERVICES
Santander Consumer (UK) plc	United Kingdom	0.00%	100.00%	100.00%	ADVISORY SERVICES
Santander Consumer Bank AG	Germany	0.00%	100.00%	100.00%	BANKING
Santander Consumer Bank AS	Norway	0.00%	100.00%	100.00%	FINANCE
Santander Consumer Bank GmbH	Austria	0.00%	100.00%	100.00%	FINANCE
Santander Consumer Bank S.p.A.	Italy	0.00%	100.00%	100.00%	FINANCE
Santander Consumer Bank Spólka Akcyjna	Poland	0.00%	70.00%	70.00%	BANKING
Santander Consumer Beteiligungsverwaltungsgesellschaft mbH	Germany	0.00%	100.00%	100.00%	HOLDING COMPANY
Santander Consumer Chile S.A.	Chile	51.00%	0.00%	51.00%	FINANCE
Santander Consumer Credit Services Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Santander Consumer Finance Benelux B.V.	The Netherlands	0.00%	100.00%	100.00%	FINANCE
Santander Consumer Finance Media S.r.l.	Italy	0.00%	65.00%	65.00%	FINANCE
Santander Consumer Finance Oy	Finland	0.00%	100.00%	100.00%	FINANCE
Santander Consumer Finance Zrt.	Hungary	0.00%	100.00%	100.00%	FINANCE
Santander Consumer Finance, S.A.	Spain	63.19%	36.81%	100.00%	BANKING
Santander Consumer Finanse Spólka Akcyjna	Poland	0.00%	70.00%	70.00%	SERVICES
Santander Consumer Holding Austria GmbH	Austria	0.00%	100.00%	100.00%	HOLDING COMPANY
Santander Consumer Holding GmbH	Germany	0.00%	100.00%	100.00%	HOLDING COMPANY
Santander Consumer Leasing GmbH	Germany	0.00%	100.00%	100.00%	LEASING
Santander Consumer Multirent Spółka z ograniczoną odpowiedzialnością	Poland	0.00%	70.00%	100.00%	LEASING
Santander Consumer Renting, S.L.	Spain	0.00%	100.00%	100.00%	RENTING
Santander Consumer Services GmbH	Austria	0.00%	100.00%	100.00%	SERVICES
Santander Consumer, EFC, S.A.	Spain	0.00%	100.00%	100.00%	FINANCE
Santander Consumo Perú S.A.	Peru	55.00%	0.00%	55.00%	FINANCE
Santander Consumo, S.A. de C.V., SOFOM, E.R.	Mexico	0.00%	75.11%	100.00%	CARDS
Santander Corredora de Seguros Limitada	Chile	0.00%	67.10%	100.00%	INSURANCE BROKER
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Brazil	0.00%	75.21%	100.00%	BROKER-DEALER
Santander de Titulización S.G.F.T., S.A.	Spain	81.00%	19.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Energías Renovables I, SCR de Régimen Simplificado, S.A.	Spain	56.76%	0.00%	56.76%	VENTURE CAPITAL COMPANY
Santander Envíos, S.A.	Spain	100.00%	0.00%	100.00%	TRANSFER OF FUNDS FOR IMMIGRANTS
Santander Estates Limited	United Kingdom	0.00%	100.00%	100.00%	PROPERTY
Santander Factoring S.A.	Chile	0.00%	99.54%	100.00%	FACTORING
Santander Factoring y Confirming, S.A., E.F.C.	Spain	100.00%	0.00%	100.00%	FACTORING
Santander Finance 2012-1 LLC	United States	0.00%	100.00%	100.00%	FINANCIAL SERVICES
Santander Financial Exchanges Limited	United Kingdom	100.00%	0.00%	100.00%	FINANCE
Santander Financial Products plc	Ireland	0.00%	100.00%	100.00%	FINANCE
Santander Financial Services, Inc.	Puerto Rico	0.00%	100.00%	100.00%	LENDING COMPANY

		% of ownership held by the Bank
Company	Location	Direct	Indirect	% of voting power (c)	Line of business
Santander GBM Secured Financing Limited	Ireland	—	(a)	—	SECURITIZATION
Santander Generales Seguros y Reaseguros, S.A.	Spain	0.00%	100.00%	100.00%	INSURANCE
Santander Gestão de Activos, SGPS, S.A.	Portugal	0.00%	99.76%	100.00%	HOLDING COMPANY
Santander Gestión de Recaudación y Cobranzas Ltda.	Chile	0.00%	99.54%	100.00%	FINANCIAL SERVICES
Santander Gestión Inmobiliaria, S.A.	Spain	0.01%	99.99%	100.00%	PROPERTY
Santander Getnet Serviços para Meios de Pagamento S.A.	Brazil	0.00%	37.61%	50.00%	SERVICES
Santander Global Consumer Finance Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Santander Global Facilities, S.A. de C.V.	Mexico	100.00%	0.00%	100.00%	PROPERTY MANAGEMENT
Santander Global Facilities, S.L.	Spain	100.00%	0.00%	100.00%	HOLDING COMPANY
Santander Global Property México, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	PROPERTY
Santander Global Property U.S.A., Inc.	United States	0.00%	100.00%	100.00%	SERVICES
Santander Global Property, S.L.	Spain	97.34%	2.66%	100.00%	SECURITIES INVESTMENT
Santander Global Services, S.A. (b)	Uruguay	0.00%	100.00%	100.00%	SERVICES
Santander Global Sport, S.A.	Spain	100.00%	0.00%	100.00%	SPORTS OPERATIONS
Santander Guarantee Company	United Kingdom	0.00%	100.00%	100.00%	LEASING
Santander Hipotecario 1 Fondo de Titulización de Activos	Spain	—	(a)	—	SECURITIZATION
Santander Hipotecario 2 Fondo de Titulización de Activos	Spain	—	(a)	—	SECURITIZATION
Santander Hipotecario 3 Fondo de Titulización de Activos	Spain	—	(a)	—	SECURITIZATION
Santander Hipotecario, S.A. de C.V., SOFOM, E.R.	Mexico	0.00%	75.11%	100.00%	FINANCE
Santander Holanda B.V.	The Netherlands	0.00%	100.00%	100.00%	HOLDING COMPANY
Santander Holding Internacional, S.A.	Spain	99.95%	0.05%	100.00%	HOLDING COMPANY
Santander Holding Vivienda, S.A. de C.V.	Mexico	0.00%	75.11%	100.00%	SERVICES
Santander Holdings USA, Inc.	United States	100.00%	0.00%	100.00%	HOLDING COMPANY
Santander Insurance Agency, Inc.	Puerto Rico	0.00%	100.00%	100.00%	INSURANCE BROKER
Santander Insurance Agency, U.S., LLC	United States	0.00%	100.00%	100.00%	INSURANCE
Santander Insurance Europe Limited	Ireland	0.00%	100.00%	100.00%	INSURANCE BROKER
Santander Insurance Holding, S.L.	Spain	99.99%	0.01%	100.00%	HOLDING COMPANY
Santander Insurance Life Limited	Ireland	0.00%	100.00%	100.00%	INSURANCE BROKER
Santander Insurance Services Ireland Limited	Ireland	0.00%	100.00%	100.00%	SERVICES
Santander Insurance Services UK Limited	United Kingdom	0.00%	100.00%	100.00%	ASSET MANAGEMENT COMPANY
Santander Intermediación Correduría de Seguros, S.A.	Spain	0.00%	100.00%	100.00%	INSURANCE BROKER
Santander International Debt, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	100.00%	FINANCE
Santander International Securities, Inc.	United States	0.00%	100.00%	100.00%	BROKER-DEALER
Santander Inversiones Limitada	Chile	0.00%	100.00%	100.00%	HOLDING COMPANY
Santander Investimentos em Participações S.A. (d)	Brazil	0.00%	0.00%	0.00%	COLLECTION AND PAYMENT SERVICES
Santander Investment Bank Limited	Bahamas	0.00%	100.00%	100.00%	BANKING
Santander Investment Bolsa, S.V., S.A.	Spain	0.00%	100.00%	100.00%	BROKER-DEALER
Santander Investment Chile Limitada	Chile	0.00%	100.00%	100.00%	FINANCE
Santander Investment I, S.A.	Spain	100.00%	0.00%	100.00%	HOLDING COMPANY
Santander Investment Limited	Bahamas	0.00%	100.00%	100.00%	BROKER-DEALER
Santander Investment Securities Inc.	United States	0.00%	100.00%	100.00%	BROKER-DEALER
Santander Investment, S.A.	Spain	100.00%	0.00%	100.00%	BANKING
Santander ISA Managers Limited	United Kingdom	0.00%	100.00%	100.00%	FUND AND PORTFOLIO MANAGER
Santander Issuances, S.A., Sole-Shareholder Company	Spain	100.00%	0.00%	100.00%	FINANCE
Santander Lease, S.A., E.F.C.	Spain	70.00%	30.00%	100.00%	LEASING

		% of ownership held by the Bank
Company	Location	Direct	Indirect	% of voting power (c)	Line of business
Santander Leasing S.A. Arrendamento Mercantil	Brazil	0.00%	75.21%	99.99%	LEASING
Santander Mediación Operador de Banca-Seguros Vinculado, S.A.	Spain	21.00%	75.96%	100.00%	INSURANCE BROKERAGE
Santander Merchant S.A.	Argentina	0.00%	100.00%	100.00%	HOLDING COMPANY
Santander Microcrédito Assessoria Financeira S.A.	Brazil	0.00%	75.21%	100.00%	FINANCIAL SERVICES
Santander Operaciones Retail, S.A.	Spain	0.00%	100.00%	100.00%	SERVICES
Santander Overseas Bank, Inc.	Puerto Rico	0.00%	100.00%	100.00%	BANKING
Santander Participações S.A.	Brazil	0.00%	75.21%	100.00%	HOLDING COMPANY
Santander PB UK (Holdings) Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Santander Pensiones, S.A., E.G.F.P.	Spain	21.20%	78.80%	100.00%	PENSION FUND MANAGEMENT COMPANY
Santander Pensões - Sociedade Gestora de Fundos de Pensões, S.A.	Portugal	0.00%	99.76%	100.00%	PENSION FUND MANAGEMENT COMPANY
Santander Perpetual, S.A., Sole-Shareholder Company	Spain	100.00%	0.00%	100.00%	FINANCE
Santander Portfolio Management UK Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Santander Private Banking s.p.a.	Italy	100.00%	0.00%	100.00%	BANKING
Santander Private Banking UK Limited	United Kingdom	0.00%	100.00%	100.00%	PROPERTY
Santander Private Equity, S.A., S.G.E.C.R.	Spain	90.00%	9.98%	100.00%	VENTURE CAPITAL MANAGEMENT COMPANY
Santander Private Real Estate Advisory, S.A. Sole-Shareholder Company	Spain	99.98%	0.02%	100.00%	PROPERTY
Santander Real Estate, S.G.I.I.C., S.A.	Spain	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Río Asset Management Gerente de Fondos Comunes de Inversión S.A.	Argentina	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Río Servicios S.A.	Argentina	0.00%	99.97%	100.00%	ADVISORY SERVICES
Santander Río Sociedad de Bolsa S.A.	Argentina	0.00%	99.34%	100.00%	BROKER-DEALER
Santander Río Trust S.A.	Argentina	0.00%	99.97%	100.00%	SERVICES
Santander S.A. - Serviços Técnicos, Administrativos e de Corretagem de Seguros	Brazil	0.00%	84.97%	100.00%	INSURANCE BROKER
Santander S.A. Corredores de Bolsa	Chile	0.00%	83.18%	100.00%	BROKER-DEALER
Santander S.A. Sociedad Securitizadora	Chile	0.00%	67.13%	100.00%	FUND MANAGEMENT COMPANY
Santander Secretariat Services Limited	United Kingdom	0.00%	100.00%	100.00%	HOLDING COMPANY
Santander Securities LLC	Puerto Rico	0.00%	100.00%	100.00%	BROKER-DEALER
Santander Seguros y Reaseguros, Compañía Aseguradora, S.A.	Spain	0.00%	100.00%	100.00%	INSURANCE
Santander Service GmbH	Germany	0.00%	100.00%	100.00%	SERVICES
Santander Servicios Corporativos, S.A. de C.V.	Mexico	0.00%	75.11%	100.00%	SERVICES
Santander Servicios de Recaudación y Pagos Limitada	Chile	0.00%	67.01%	100.00%	SERVICES
Santander Servicios Especializados, S.A. de C.V.	Mexico	0.00%	75.11%	100.00%	FINANCIAL SERVICES
Santander Tecnología y Operaciones A.E.I.E.	Spain	—	(a)	—	SERVICES
Santander Totta Seguros, Companhia de Seguros de Vida, S.A.	Portugal	0.00%	99.87%	100.00%	INSURANCE
Santander Totta, SGPS, S.A.	Portugal	0.00%	99.87%	99.87%	HOLDING COMPANY
Santander Trade Services Limited	Hong-Kong	0.00%	100.00%	100.00%	SERVICES
Santander UK Foundation Limited	United Kingdom	—	(a)	—	SECURITIZATION
Santander UK Investments	United Kingdom	100.00%	0.00%	100.00%	FINANCE
Santander UK plc	United Kingdom	77.67%	22.33%	100.00%	BANKING
Santander Unit Trust Managers UK Limited	United Kingdom	0.00%	100.00%	100.00%	FUND AND PORTFOLIO MANAGER
Santander US Debt, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	100.00%	FINANCE
Santander Venezuela Sociedad Administradora de Entidades de Inversión Colectiva, C.A.	-Venezuela	0.00%	90.00%	100.00%	FUND MANAGEMENT COMPANY

		% of ownership held by the Bank
Company	Location	Direct	Indirect	% of voting power (c)	Line of business
Santander Vida Seguros y Reaseguros, S.A.	Spain	0.00%	100.00%	100.00%	INSURANCE
Santos Energia Participações S.A.	Brazil	0.00%	75.21%	99.99%	HOLDING COMPANY
Santotta-Internacional, SGPS, Sociedade Unipessoal, Lda.	Portugal	0.00%	99.76%	100.00%	HOLDING COMPANY
Santusa Holding, S.L.	Spain	69.76%	30.24%	100.00%	HOLDING COMPANY
Saturn Japan II Sub C.V.	The Netherlands	0.00%	69.30%	0.00%	HOLDING COMPANY
Saturn Japan III Sub C.V.	The Netherlands	0.00%	72.71%	0.00%	HOLDING COMPANY
SC Germany Auto 06 plc	Ireland	—	(a)	—	SECURITIZATION
SC Germany Auto 08-2 Limited (b)	Ireland	—	(a)	—	SECURITIZATION
SC Germany Auto 2009-1 Limited	Ireland	—	(a)	—	SECURITIZATION
SC Germany Auto 2010-1 UG (haftungsbeschränkt)	Germany	—	(a)	—	SECURITIZATION
SC Germany Auto 2011-1 UG (haftungsbeschränkt)	Germany	—	(a)	—	SECURITIZATION
SC Germany Auto 2011-2 UG (haftungsbeschränkt)	Germany	—	(a)	—	SECURITIZATION
SC Germany Consumer 08-1 Limited (b)	Ireland	—	(a)	—	SECURITIZATION
SC Germany Consumer 09-1 Limited (b)	Ireland	—	(a)	—	SECURITIZATION
SC Germany Consumer 10-1 Limited	Ireland	—	(a)	—	SECURITIZATION
SC Germany Consumer 11 -1 Limited	Ireland	—	(a)	—	SECURITIZATION
SC Private Cars 2010-1 Limited	Ireland	—	(a)	—	SECURITIZATION
SCF Ajoneurohallinto Limited	Ireland	—	(a)	—	SECURITIZATION
SCF Rahoituspalvelut Limited	Ireland	—	(a)	—	SECURITIZATION
SCI BANBY PRO	France	0.00%	90.00%	100.00%	PROPERTY
Scottish Mutual Pensions Limited	United Kingdom	0.00%	100.00%	100.00%	INSURANCE
Serfin International Bank and Trust, Limited	Cayman Islands	0.00%	99.76%	100.00%	BANKING
Services and Promotions Delaware Corporation	United States	0.00%	100.00%	100.00%	HOLDING COMPANY
Services and Promotions Miami LLC	United States	0.00%	100.00%	100.00%	PROPERTY
Servicio de Alarmas Controladas por Ordenador, S.A.	Spain	99.99%	0.01%	100.00%	SECURITY
Servicios Administrativos y Financieros Ltda.	Chile	0.00%	100.00%	100.00%	SERVICES
Servicios Corporativos Seguros Serfin, S.A. de C.V. (b)	Mexico	0.00%	100.00%	100.00%	SERVICES
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	FINANCE
Servicios de Cobranzas Fiscalex Ltda.	Chile	0.00%	99.54%	100.00%	SERVICES
Servicios Universia Venezuela S.U.V., S.A. (b)	Venezuela	0.00%	82.99%	82.99%	INTERNET
Sheppards Moneybrokers Limited	United Kingdom	0.00%	99.99%	100.00%	ADVISORY SERVICES
Shiloh III Wind Project, LLC	United States	0.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
Silk Finance No. 3 Limited	Ireland	—	(a)	—	SECURITIZATION
Sinvest Inversiones y Asesorías Limitada	Chile	0.00%	100.00%	100.00%	FINANCE
Sistema 4B, S.A. (consolidated)	Spain	52.79%	13.33%	67.67%	CARDS
Sociedad Integral de Valoraciones Automatizadas, S.A.	Spain	100.00%	0.00%	100.00%	APPRAISALS
Socur, S.A.	Uruguay	100.00%	0.00%	100.00%	FINANCE
Sodepro, S.A.	Spain	0.00%	89.65%	100.00%	FINANCE
Solarlaser Limited	United Kingdom	0.00%	100.00%	100.00%	PROPERTY
SOV APEX LLC	United States	0.00%	100.00%	100.00%	HOLDING COMPANY
Sovereign Bank, National Association	United States	0.00%	100.00%	100.00%	BANKING
Sovereign Capital Trust IV	United States	0.00%	100.00%	100.00%	FINANCE
Sovereign Capital Trust IX	United States	0.00%	100.00%	100.00%	FINANCE
Sovereign Capital Trust V	United States	0.00%	100.00%	100.00%	FINANCE
Sovereign Capital Trust VI	United States	0.00%	100.00%	100.00%	FINANCE
Sovereign Community Development Company	United States	0.00%	100.00%	100.00%	HOLDING COMPANY

		% of ownership held by the Bank
Company	Location	Direct	Indirect	% of voting power (c)	Line of business
Sovereign Delaware Investment Corporation	United States	0.00%	100.00%	100.00%	HOLDING COMPANY
Sovereign Lease Holdings, LLC	United States	0.00%	100.00%	100.00%	FINANCIAL SERVICES
Sovereign Leasing, LLC	United States	0.00%	100.00%	100.00%	LEASING
Sovereign Precious Metals, LLC	United States	0.00%	100.00%	100.00%	PURCHASE AND SALE OF PRECIOUS METALS
Sovereign REIT Holdings, Inc.	United States	0.00%	100.00%	100.00%	HOLDING COMPANY
Sovereign Securities Corporation, LLC	United States	0.00%	100.00%	100.00%	SECURITIES COMPANY
Sovereign Spirit Limited (f)	Bermuda	0.00%	100.00%	100.00%	LEASING
Sterrebeeck B.V.	The Netherlands	100.00%	0.00%	100.00%	HOLDING COMPANY
Suleyado 2003, S.L.	Spain	0.00%	100.00%	100.00%	SECURITIES INVESTMENT
Suzuki Servicios Financieros, S.L.	Spain	0.00%	51.00%	51.00%	INTERMEDIATION
Svensk Autofinans 1 Limited	Ireland	—	(a)	—	SECURITIZATION
Swesant SA	Switzerland	0.00%	100.00%	100.00%	HOLDING COMPANY
Synergy Abstract, LP	United States	0.00%	70.00%	70.00%	INSURANCE
Taralga Holding Land Trust	Australia	0.00%	90.00%	90.00%	ELECTRICITY PRODUCTION
Taralga Holding Nominees 1 PTY Limited	Australia	0.00%	90.00%	90.00%	ELECTRICITY PRODUCTION
Taralga Holding Nominees 2 PTY Limited	Australia	0.00%	90.00%	90.00%	ELECTRICITY PRODUCTION
Taralga Holding Operating Trust	Australia	0.00%	90.00%	90.00%	ELECTRICITY PRODUCTION
Task Moraza, S.L.	Spain	0.00%	73.22%	73.22%	HOLDING COMPANY
Taxagest Sociedade Gestora de Participações Sociais, S.A.	Portugal	0.00%	99.76%	100.00%	HOLDING COMPANY
Teatinos Siglo XXI Inversiones S.A.	Chile	50.00%	50.00%	100.00%	HOLDING COMPANY
Teylada, S.A. in liquidation (b)	Spain	11.11%	88.89%	100.00%	SECURITIES INVESTMENT
The Alliance & Leicester Corporation Limited	United Kingdom	0.00%	100.00%	100.00%	PROPERTY
The HSH AIV 4 Trust	United States	0.00%	69.83%	4.99%	HOLDING COMPANY
The JCF HRE AIV II-A Trust (b)	United States	0.00%	73.70%	4.99%	HOLDING COMPANY
The National & Provincial Building Society Pension Fund Trustees Limited	United Kingdom	—	(a)	—	ASSET MANAGEMENT COMPANY
The Prepaid Card Company Limited	United Kingdom	0.00%	80.00%	80.00%	FINANCE
Time Finance Limited	United Kingdom	0.00%	100.00%	100.00%	SERVICES
Time Retail Finance Limited	United Kingdom	0.00%	100.00%	100.00%	SERVICES
Títulos de Renta Fija, S.A.	Spain	100.00%	0.00%	100.00%	SECURITIES INVESTMENT
Tonopah Solar I LLC	United States	0.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
Tornquist Asesores de Seguros S.A. (b)	Argentina	0.00%	99.99%	99.99%	ADVISORY SERVICES
Totta & Açores Inc. Newark	United States	0.00%	99.76%	100.00%	BANKING
Totta (Ireland), PLC	Ireland	0.00%	99.76%	100.00%	FINANCE
Totta Consumer No.1	Portugal	—	(a)	—	SECURITIZATION
Totta Urbe - Empresa de Administração e Construções, S.A.	Portugal	0.00%	99.76%	100.00%	PROPERTY
Turyocio Viajes y Fidelización, S.A.	Spain	0.00%	65.06%	65.06%	TRAVEL
Tuttle & Son Limited	United Kingdom	0.00%	100.00%	100.00%	COLLECTION AND PAYMENT SERVICES
UNIFIN S.p.A.	Italy	0.00%	100.00%	100.00%	FINANCE
Universal Support, S.A.	Spain	0.00%	51.86%	100.00%	TELEMARKETING
Universia Brasil S.A.	Brazil	0.00%	100.00%	100.00%	INTERNET
Universia Chile S.A.	Chile	0.00%	84.39%	84.39%	INTERNET
Universia Colombia S.A.S.	Colombia	0.00%	100.00%	100.00%	INTERNET
Universia Holding, S.L.	Spain	99.99%	0.01%	100.00%	HOLDING COMPANY
Universia México, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	INTERNET

		% of ownership held by the Bank
Company	Location	Direct	Indirect	% of voting power (c)	Line of business
Universia Perú, S.A.	Peru	0.00%	84.45%	84.45%	INTERNET
Universia Puerto Rico, Inc.	Puerto Rico	0.00%	100.00%	100.00%	INTERNET
Valores Santander Casa de Bolsa, C.A.	Venezuela	0.00%	90.00%	90.00%	BROKER-DEALER
Viking Collection Services Limited	United Kingdom	0.00%	100.00%	100.00%	FINANCE
Vista Capital de Expansión, S.A. SGECR	Spain	0.00%	50.00%	50.00%	VENTURE CAPITAL MANAGEMENT COMPANY
Vista Desarrollo, S.A. SCR de Régimen Simplificado	Spain	100.00%	0.00%	100.00%	VENTURE CAPITAL COMPANY
W.N.P.H. Gestão e Investimentos Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	SECURITIES INVESTMENT
Wallcesa, S.A.	Spain	100.00%	0.00%	100.00%	SECURITIES INVESTMENT
Waypoint Insurance Group, Inc.	United States	0.00%	100.00%	100.00%	HOLDING COMPANY
Webmotors S.A.	Brazil	0.00%	84.97%	100.00%	SERVICES
Whitewick Limited	Jersey	0.00%	100.00%	100.00%	INACTIVE
WIM Servicios Corporativos, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	ADVISORY SERVICES
Żagiel Spólka Akcyjna	Poland	0.00%	70.00%	100.00%	FINANCE

(a)	Companies over which effective control is exercised.
(b)	Company in liquidation at December 31, 2012.
(c)	Pursuant to Article 3 of Royal Decree 1159/2010, of September 17, approving the rules for the preparation of consolidated financial statements, in order to determine voting power, the voting power relating to subsidiaries or to other persons acting in their own name but on behalf of Group companies was added to the voting power directly held by the Parent. For these purposes, the number of votes corresponding to the Parent in relation to companies over which it exercises indirect control is the number corresponding to each subsidiary holding a direct ownership interest in such companies.
(d)	Company in merger process with another Group company. Awaiting registration at Mercantile Registry.
(e)	See note 2.b.v.
(f)	Company resident in the UK for tax purposes.
(1)	The preference share issuer companies are detailed in Appendix III, together with other relevant information.

Exhibit II

Companies in which Santander Group has ownership interests of more than 5% (b), associates of Santander Group and jointly controlled entities

		% of ownership held by the Bank
Company	Location	Direct	Indirect	% of voting power (a)	Line of business
26 Rue Villiot S.A.S.	France	0.00%	35.00%	50.00%	PROPERTY
Administrador Financiero de Transantiago S.A.	Chile	0.00%	13.40%	20.00%	PAYMENT AND COLLECTION SERVICES
Affirmative Insurance Holdings Inc. (consolidated)	United States	0.00%	5.03%	0.00%	INSURANCE
Affirmative Investment LLC	United States	0.00%	5.03%	4.99%	HOLDING COMPANY
Agres, Agrupación Restauradores, S.L.	Spain	0.00%	38.56%	43.01%	RESTAURANTS
Aguas de Fuensanta, S.A.	Spain	0.00%	37.84%	42.21%	FOOD
Alcover AG	Switzerland	27.91%	0.00%	27.91%	INSURANCE
Allfunds Bank, S.A.	Spain	50.00%	0.00%	50.00%	BANKING
Allfunds International S.A.	Luxembourg	0.00%	50.00%	50.00%	FINANCIAL SERVICES
Allfunds International Schweiz AG	Switzerland	0.00%	50.00%	50.00%	SERVICES
Allfunds Nominee Limited	United Kingdom	0.00%	50.00%	50.00%	HOLDING COMPANY
Anekis, S.A.	Spain	24.75%	24.75%	49.50%	ADVERTISING
Arena Communications Network, S.L.	Spain	20.00%	0.00%	20.00%	ADVERTISING
Attijari Factoring Maroc, S.A.	Morocco	0.00%	28.99%	28.99%	FACTORING
Attijariwafa Bank Société Anonyme (consolidated)	Morocco	0.00%	5.32%	5.32%	BANKING
Autopistas del Sol S.A.	Argentina	0.00%	14.17. %	14.17. %	MOTORWAY CONCESSIONS
Aviva Powszechne Towarzystwo Emerytalne Aviva BZ WBK S.A.	Poland	0.00%	9.42. %	10.00. %	PENSION FUND MANAGEMENT COMPANY
Aviva Towarzystwo Ubezpieczeń na Życie S.A.	Poland	0.00%	9.42. %	10.00. %	INSURANCE
Banco Caixa Geral Totta de Angola, S.A.	Angola	0.00%	24.93%	24.99%	BANKING
Banco Internacional da Guiné-Bissau, S.A. (d)	Guinea Bissau	0.00%	48.88%	49.00%	BANKING
Bee Cave (TX) - HC Apartments Syndicated Holdings, LLC	United States	0.00%	33.33%	33.33%	PROPERTY
Benim - Sociedade Imobiliária, S.A. (consolidated)	Portugal	0.00%	25.75%	25.81%	PROPERTY
BZ WBK - Aviva Towarzystwo Ubezpieczeń na Życie S.A.	Poland	0.00%	47.12%	50.00%	INSURANCE
BZ WBK - Aviva Towarzystwo Ubezpieczeń Ogólnych S.A.	Poland	0.00%	47.12%	50.00%	INSURANCE
Cantabria Capital, SGECR, S.A.	Spain	50.00%	0.00%	50.00%	VENTURE CAPITAL MANAGEMENT COMPANY
Carnes Estellés, S.A.	Spain	0.00%	19.19%	21.41%	FOOD
Cartera del Norte, S.A.	Spain	0.00%	32.36%	36.10%	FINANCE
CCPT - ComprarCasa, Rede Serviços Imobiliários, S.A.	Portugal	0.00%	47.56%	47.56%	PROPERTY SERVICES
Centro de Compensación Automatizado S.A.	Chile	0.00%	22.34%	33.33%	PAYMENT AND COLLECTION SERVICES
Centro para el Desarrollo, Investigación y Aplicación de Nuevas Tecnologías, S.A.	Spain	0.00%	49.00%	49.00%	TECHNOLOGY
Charta Leasing No.1 Limited	United Kingdom	0.00%	50.00%	50.00%	LEASING
Charta Leasing No.2 Limited	United Kingdom	0.00%	50.00%	50.00%	LEASING
Companhia de Arrendamento Mercantil RCI Brasil	Brazil	0.00%	30.00%	39.90%	LEASING
Companhia de Crédito, Financiamento e Investimento RCI Brasil	Brazil	0.00%	30.00%	39.90%	FINANCE
Companhia Promotora UCI	Brazil	0.00%	25.00%	25.00%	FINANCIAL SERVICES

		% of ownership held by the Bank
Company	Location	Direct	Indirect	% of voting power (a)	Line of business
Compañía Española de Seguros de Crédito a la Exportación, S.A.	Spain	13.95%	6.45%	21.08%	CREDIT INSURANCE
Comprarcasa Servicios Inmobiliarios, S.A.	Spain	0.00%	47.50%	47.50%	PROPERTY SERVICES
Desarrollos Eólicos Mexicanos de Oaxaca 2, S.A.P.I. de C.V.	Mexico	0.00%	26.00%	26.00%	ELECTRICITY PRODUCTION
Dirgenfin, S.L.	Spain	0.00%	39.19%	40.00%	REAL ESTATE DEVELOPMENT
FC2Egestión, S.L.	Spain	0.00%	50.00%	50.00%	ENVIRONMENTAL MANAGEMENT
Federal Home Loan Bank of Pittsburgh	United States	0.00%	21.01%	21.01%	BANKING
Federal Reserve Bank of Boston	United States	0.00%	40.18%	40.18%	BANKING
Fondo de Titulización de Activos UCI 11	Spain	—	(c)	—	SECURITIZATION
Fondo de Titulización de Activos UCI 14	Spain	—	(c)	—	SECURITIZATION
Fondo de Titulización de Activos UCI 15	Spain	—	(c)	—	SECURITIZATION
Fondo de Titulización de Activos UCI 16	Spain	—	(c)	—	SECURITIZATION
Fondo de Titulización de Activos UCI 17	Spain	—	(c)	—	SECURITIZATION
Fondo de Titulización de Activos UCI 18	Spain	—	(c)	—	SECURITIZATION
Fondo de Titulización Hipotecaria UCI 10	Spain	—	(c)	—	SECURITIZATION
Fondo de Titulización Hipotecaria UCI 12	Spain	—	(c)	—	SECURITIZATION
Friedrichstrasse, S.L.	Spain	0.00%	35.00%	35.00%	PROPERTY
Gire S.A.	Argentina	0.00%	57.92%	58.33%	PAYMENT AND COLLECTION SERVICES
Grupo Alimentario de Exclusivas, S.A.	Spain	0.00%	42.34%	47.23%	FOOD
Helican Desarrollo Eólico, S.L.	Spain	0.00%	46.00%	46.00%	ELECTRICITY PRODUCTION
HLC - Centrais de Cogeração, S.A.	Portugal	0.00%	24.46%	24.49%	ELECTRICITY PRODUCTION
Hyundai Capital Germany GmbH	Germany	0.00%	49.99%	49.99%	SERVICES
Hyundai Capital UK Limited	United Kingdom	0.00%	50.01%	50.01%	FINANCE
Imperial Holding S.C.A.	Luxembourg	0.00%	36.36%	36.36%	SECURITIES INVESTMENT
Indice Iberoamericano de Investigación y Conocimiento, A.I.E.	Spain	0.00%	51.00%	51.00%	INFORMATION SYSTEM
Inmo Alemania Gestión de Activos Inmobiliarios, S.A.	Spain	0.00%	20.00%	20.00%	HOLDING COMPANY
Inversiones ZS América Dos Ltda	Chile	0.00%	49.00%	49.00%	SECURITIES AND REAL ESTATE INVESTMENT
Inversiones ZS América SpA	Chile	0.00%	49.00%	49.00%	SECURITIES AND REAL ESTATE INVESTMENT
Invico S.A.	Poland	0.00%	19.87%	12.21%	COMMERCE
J.C. Flowers I L.P.	United States	0.00%	10.60%	4.99%	HOLDING COMPANY
JC Flowers AIV P L.P.	Canada	0.00%	7.67%	4.99%	HOLDING COMPANY
Kassadesign 2005, S.L.	Spain	0.00%	44.82%	50.00%	PROPERTY
Krynicki Recykling S.A.	Poland	0.00%	23.13%	24.54%	WASTE MANAGEMENT
Luri 3, S.A.	Spain	0.00%	9.63%	10.00%	PROPERTY
Metrohouse & Partnerzy S.A.	Poland	0.00%	20.01%	21.23%	PROPERTY
Metrovacesa, S.A. (consolidated)	Spain	22.60%	11.00%	34.87%	PROPERTY
Neoen, SGPS, S.A.	Portugal	0.00%	50.00%	50.00%	ELECTRICITY PRODUCTION
Nevis Power Limited	United Kingdom	0.00%	50.00%	50.00%	ELECTRICITY PRODUCTION
New PEL S.a.r.l.	Luxembourg	0.00%	7.67%	0.00%	HOLDING COMPANY
Norchem Holdings e Negócios S.A.	Brazil	0.00%	16.36%	29.00%	HOLDING COMPANY
Norchem Participações e Consultoria S.A.	Brazil	0.00%	37.61%	50.00%	BROKER-DEALER
NPG Wealth Management S.àr.l (consolidated)	Luxembourg	0.00%	7.63%	0.00%	HOLDING COMPANY
Olivant Investments Switzerland S.A.	Luxembourg	0.00%	35.18%	35.18%	HOLDING COMPANY
Olivant Limited (consolidated)	Guernsey	0.00%	10.39%	10.39%	HOLDING COMPANY
Omega Financial Services GmbH	Germany	0.00%	50.00%	50.00%	SERVICES

		% of ownership held by the Bank
Company	Location	Direct	Indirect	% of voting power (a)	Line of business
Operadora de Activos Alfa, S.A. de C.V.	Mexico	0.00%	49.98%	49.98%	FINANCE
Operadora de Activos Beta, S.A. de C.V.	Mexico	0.00%	49.99%	49.99%	FINANCE
Parque Eólico Dominica, S.A.P.I. de C.V.	Mexico	0.00%	50.00%	50.00%	ELECTRICITY PRODUCTION
Parque Eólico el Mezquite, S.A.P.I. de C.V.	Mexico	0.00%	50.00%	50.00%	ELECTRICITY PRODUCTION
Parque Eólico la Carabina I, S.A.P.I. de C.V.	Mexico	0.00%	50.00%	50.00%	ELECTRICITY PRODUCTION
Parque Eólico la Carabina II, S.A.P.I. de C.V.	Mexico	0.00%	50.00%	50.00%	ELECTRICITY PRODUCTION
Parque Solar Afortunado, S.L.	Spain	0.00%	87.85%	25.00%	ELECTRICITY PRODUCTION
Parque Solar la Robla, S.L.	Spain	0.00%	85.16%	25.00%	ELECTRICITY PRODUCTION
Parque Solar Páramo, S.L.	Spain	0.00%	82.48%	25.00%	ELECTRICITY PRODUCTION
Parque Solar Saelices, S.L.	Spain	0.00%	85.16%	25.00%	ELECTRICITY PRODUCTION
Partang, SGPS, S.A.	Portugal	0.00%	48.88%	49.00%	HOLDING COMPANY
POLFUND - Fundusz Poręczeń Kredytowych S.A.	Poland	0.00%	47.12%	50.00%	MANAGEMENT COMPANY
Prodesur Mediterráneo, S.L.	Spain	0.00%	44.82%	50.00%	PROPERTY
Proinsur Mediterráneo, S.L.	Spain	0.00%	44.82%	50.00%	PROPERTY
Promoreras Desarrollo de Activos, S.L.	Spain	0.00%	34.27%	34.98%	PROPERTY
PSA Finance PLC	United Kingdom	0.00%	50.00%	50.00%	LEASING
Q 205 Real Estate GmbH	Germany	0.00%	17.50%	17.50%	PROPERTY
Queenford, S.L.	Spain	0.00%	48.01%	49.00%	PROPERTY
Redbanc S.A.	Chile	0.00%	22.40%	33.43%	SERVICES
Redbanc, S.A.	Uruguay	0.00%	20.00%	20.00%	SERVICES
Redsys Servicios de Procesamiento, S.L.U.	Spain	12.74%	3.19%	16.29%	CARDS
Retama Real Estate, S.L.	Spain	0.00%	50.00%	50.00%	SERVICES
Santander Ahorro Inmobiliario 1, S.I.I., S.A.	Spain	28.75%	0.01%	28.77%	PROPERTY
Santander Consumer USA Inc. (consolidated)	United States	0.00%	64.97%	64.97%	FINANCE
Santander Río Seguros S.A.	Argentina	0.00%	49.00%	49.00%	INSURANCE
Santander Seguros, S.A.	Uruguay	0.00%	49.00%	49.00%	INSURANCE
Saudi Hollandi Bank (consolidated)	Saudi Arabia	0.00%	11.16%	11.16%	BANKING
Sociedad de Gestión de Activos Procedentes de la Reestructuración Bancaria, S.A.	Spain	17.15%	0.00%	17.15%	FINANCIAL SERVICES
Sociedad Interbancaria de Depósitos de Valores S.A.	Chile	0.00%	19.63%	29.29%	SECURITIES DEPOSITORY SERVICES
Sociedad Promotora Bilbao Plaza Financiera, S.A.	Spain	7.74%	24.99%	33.90%	ADVISORY SERVICES
Solar Energy Capital Europe S.à.r.l.	Luxembourg	0.00%	33.33%	33.33%	HOLDING COMPANY
Tecnologia Bancária S.A.	Brazil	0.00%	20.82%	20.82%	ATMs
Teka Industrial, S.A. (consolidated)	Spain	0.00%	9.42%	9.42%	DOMESTIC APPLIANCES
Torre de Miguel Solar, S.L.	Spain	0.00%	50.00%	50.00%	ELECTRICITY PRODUCTION
Trabajando.com Chile S.A.	Chile	0.00%	33.33%	33.33%	SERVICES
Transbank S.A.	Chile	0.00%	16.75%	25.00%	CARDS
Transolver Finance EFC, S.A.	Spain	0.00%	50.00%	50.00%	LEASING
U.C.I., S.A.	Spain	50.00%	0.00%	50.00%	HOLDING COMPANY
UCI Holding Brasil Ltda	Brazil	0.00%	50.00%	50.00%	HOLDING COMPANY
UCI Mediação de Seguros Unipessoal, Lda.	Portugal	0.00%	50.00%	50.00%	INSURANCE BROKER
Unicre-Instituição Financeira de Crédito, S.A.	Portugal	0.00%	21.45%	21.50%	FINANCE
Unión de Créditos Inmobiliarios, S.A., EFC	Spain	0.00%	50.00%	50.00%	MORTGAGE LOAN COMPANY
Vector Software Factory, S.L.	Spain	0.00%	45.00%	45.00%	IT
Viking Consortium Holdings Limited (consolidated)	United Kingdom	0.00%	24.99%	24.99%	HOLDING COMPANY
Zurich Santander Brasil Seguros e Previdência S.A.	Brazil	0.00%	49.00%	49.00%	INSURANCE

		% of ownership held by the Bank
Company	Location	Direct	Indirect	% of voting power (a)	Line of business
Zurich Santander Brasil Seguros S.A.	Brazil	0.00%	49.00%	49.00%	INSURANCE
Zurich Santander Holding (Spain), S.L.	Spain	0.00%	49.00%	49.00%	HOLDING COMPANY
Zurich Santander Holding Dos (Spain), S.L.	Spain	0.00%	49.00%	49.00%	HOLDING COMPANY
Zurich Santander Insurance América, S.L.	Spain	49.00%	0.00%	49.00%	COMPANY MANAGEMENT
Zurich Santander Seguros de Vida Chile S.A.	Chile	0.00%	49.00%	49.00%	INSURANCE
Zurich Santander Seguros Generales Chile S.A.	Chile	0.00%	49.00%	49.00%	INSURANCE
Zurich Santander Seguros México, S.A.	Mexico	0.00%	49.00%	49.00%	INSURANCE

(a)	Pursuant to Article 3 of Royal Decree 1159/2010, of September 17, approving the rules for the preparation of consolidated financial statements, in order to determine voting power, the voting power relating to subsidiaries or to other persons acting in their own name but on behalf of Group companies was added to the voting power directly held by the Parent. For these purposes, the number of votes corresponding to the Parent in relation to companies over which it exercises indirect control is the number corresponding to each subsidiary holding a direct ownership interest in such companies.
(b)	Excluding the Group companies listed in Appendix I and those of negligible interest with respect to the fair presentation that the consolidated financial statements must express (pursuant to Article 48 of the Spanish Commercial Code and Article 260 of the Spanish Limited Liability Companies Law (Ley de Sociedades de Capital)).
(c)	Companies over which the Group’s investee exercises effective control.
(d)	Company in liquidation at December 31, 2012.

Exhibit III

Preference share issuer subsidiaries

		% of ownership held by the Bank
Company	Location	Direct	Indirect	Line of business
Abbey National Capital Trust I	United States	—	(a)	FINANCE
Banesto Holdings, Ltd.	Guernsey	0.00%	89.65%	SECURITIES INVESTMENT
Santander Emisora 150, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	FINANCE
Santander Finance Capital, S.A., Sole-Shareholder Company	Spain	100.00%	0.00%	FINANCE
Santander Finance Preferred, S.A., Sole-Shareholder Company	Spain	100.00%	0.00%	FINANCE
Santander International Preferred, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	FINANCE
Santander PR Capital Trust I	Puerto Rico	0.00%	100.00%	FINANCE
Sovereign Real Estate Investment Trust	United States	0.00%	100.00%	FINANCE
Totta & Açores Financing, Limited	Cayman Islands	0.00%	99.76%	FINANCE

(a)	Company over which effective control is exercised.

Exhibit IV

Notifications of acquisitions and disposals of investments in 2012

(Article 155 of the Spanish Limited Liability Companies Law and Article 53 of Securities Market Law 24/1998).

On January 26, 2012, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in FERROVIAL, S.A. had fallen below 3% on January 18, 2012.

On April 13, 2012, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in BANKINTER, S.A. had exceeded 3% on April 3, 2012.

On April 13, 2012, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in BANKINTER, S.A. had fallen below 3% on April 5, 2012.

On May 7, 2012, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in BOLSAS Y MERCADOS ESPAÑOLES, SOCIEDAD HOLDING DE MERCADOS Y SISTEMAS FINANCIEROS, S.A. had exceeded 3% on April 26, 2012.

On May 7, 2012, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in BOLSAS Y MERCADOS ESPAÑOLES, SOCIEDAD HOLDING DE MERCADOS Y SISTEMAS FINANCIEROS, S.A. had fallen below 3% on April 27, 2012.

On May 22, 2012, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in FERROVIAL, S.A. had exceeded 3% on May 14, 2012.

On June 6, 2012, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in FERROVIAL, S.A. had fallen below 3% on May 29, 2012.

On December 13, 2012, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in FERROVIAL, S.A. had exceeded 3% on December 6, 2012.

On December 13, 2012, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in FERROVIAL, S.A. had fallen below 3% on December 7, 2012.

On December 20, 2012, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in FERROVIAL, S.A. had exceeded 3% on December 12, 2012.

On December 27, 2012, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in FERROVIAL, S.A. had fallen below 3% on December 20, 2012.

Exhibit V

Other information on the share capital of the Group’s banks

Following is certain information on the share capital of the Group’s banks.

1) Banco Santander (Brasil) S.A.

a) Number of equity instruments held by the Group

The Group holds 161,340,446,502 ordinary shares and 137,878,383,715 preference shares through Banco Santander S.A. and its subsidiaries Sterrebeeck B.V., Grupo Empresarial Santander, S.L. and Santander Insurance Holding, S.L.

The shares composing the share capital of Banco Santander (Brasil) S.A. have no par value and there are no capital payments payable. At 2012 year-end the bank’s treasury shares consisted of 568,882,490 ordinary shares and 517,165,900 preference shares, with a total of 1,086,048,390 shares.

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

d) The selection of a specialized entity or company to determine the economic value of the company.

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

At December 31, 2012, the Parent and its subsidiaries held 88.997% of the share capital (611,757,016 ordinary shares), of which Banco Santander, S.A. held 606,345,555 shares (88.21%) and Cántabro Catalana de Inversiones, S.A. held 5,411,461 shares (0.787%). At that date the Banesto Group held 4,982,936 treasury shares previously acquired under authorization of the general meeting, within the limits set forth in Articles 144 et seq of the Spanish Limited Liability Companies Law.

b) Capital increases in progress

No approved capital increases are in progress.

c) Capital authorized by the shareholders at the general meeting

The annual general meeting of Banco Español de Crédito, S.A. held at first call on July 6, 2012 authorized the board of directors to increase capital at one or several times and at any time, within five years from the date of the annual general meeting, by a maximum amount EUR 271,517,785.21, through the issuance of new shares, with or without share premium and with or without voting rights; the consideration for the new shares to be issued will be monetary contributions, and the Board may set the terms and conditions of the capital increase. Also, the Board was empowered to disapply preemptive subscription rights, fully or partially, in accordance with Article 506 of the Spanish Limited Liability Companies Law.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

At December 31, 2012, no securities with these characteristics had been issued.

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

3) Banco Santander Totta, S.A. (Totta)

a) Number of equity instruments held by the Group

The Group holds 655,988,104 ordinary shares through its subsidiaries: Santander Totta, SGPS, S.A. with 641,269,620 shares, Taxagest Sociedade Gestora de Participações Sociais, S.A. with 14,593,315 shares, and Banco Santander Totta, S.A. with 125,169 treasury shares, all of which have a par value of EUR 1 each and identical voting and dividend rights and are subscribed and paid in full.

b) Capital increases in progress

No approved capital increases are in progress.

c) Capital authorized by the shareholders at the general meeting

Not applicable.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

At December 31, 2012, no securities with these characteristics had been issued.

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

4) Banco Santander-Chile

a) Number of equity instruments held by the Group

The Group holds 126,593,017,845 ordinary shares through its subsidiaries: Santander Chile Holding S.A. with 66,822,519,695 ordinary shares, Teatinos Siglo XXI Inversiones Limitada, now known as Teatinos Siglo XXI Inversiones S. A., with 59,770,481,573 ordinary shares and Santander Inversiones Limitada with 16,577 ordinary shares, all of which have no par value, are fully subscribed and paid and carry the same voting and dividend rights.

b) Capital increases in progress

No approved capital increases are in progress.

c) Capital authorized by the shareholders at the general meeting

Share capital at December 31, 2012 amounted to CLP 891,302,881,691. The shareholders at the annual general meeting each year must approve the financial statements at December 31, of the preceding year.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

At December 31, 2012, no securities with these characteristics had been issued.

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

g) Quoted equity instruments

All the shares are listed on the Chilean Stock Exchanges and, through American Depositary Receipts (ADRs), on the New York Stock Exchange (NYSE).

5) Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México.

a) Number of equity instruments held by the Group

At December 31, 2012, the Group held 80,848,258,165 ordinary shares through Grupo Financiero Santander, S.A. B de C.V. and Santander Global Facilities, S.A. de C.V. (México), representing 99.99% of the share capital of Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México.

b) Capital increases in progress

At December 31, 2012 there were no approved capital increases in progress.

c) Capital authorized by the shareholders at the general meeting

The shareholders at the general meeting held on February 22, 2012 resolved to increase the authorized share capital of Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander to MXN 8,085,540,380.30, represented by a total of 80,855,403,803 fully subscribed and paid shares of MXN 0.10 par value each.

d) Rights on founder’s shares, bonds or debt issues, convertible debentures and similar securities or rights

The shareholders at the general meeting held on May 14, 2012 ratified the resolution adopted by the shareholders at the extraordinary general meeting held on March 17, 2009, which approved the arrangement of a collective loan from the shareholders for USD 1,000,000,000 through the placement of unsecured subordinated non-preference debentures not convertible into shares. This issue had not yet been launched at the reporting date.

At the board of directors meeting held on January 27, 2011 the directors approved the general terms and conditions for the issue of senior debt in international markets. This issue of USD 500 and USD 1,000 million at a 5 to 10 year term was authorized on October 18, 2012. The issue was approved in order to obtain resources to finance the increase of business assets and the management of the Bank’s liquidity. As a result of these resolutions adopted by the board of directors, on November 9, 2012, debt amounting to USD 1,000 million was issued.

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

6) Santander UK plc

a) Number of financial equity instruments held by the Group

The Group holds ordinary shares amounting to GBP 3,105,176,886.60 through Banco Santander, S.A. (24,117,268,865 shares with a par value of GBP 0.10 each), Cántabro Catalana de Inversiones, S.A. (1 share with a par value of GBP 0.10) and Santusa Holding S.L. (6,934,500,000 shares with a par value of GBP 0.10 each).

On October 23, 1995 and February 13, 1996, Santander UK plc issued subordinated bonds, for a total of GBP 200 million, which are convertible into non-cumulative preference shares with a par value of GBP 1 each. The exchange may be performed on any interest payment date provided that shareholders receive between 30 and 60 days’ notice. The Group holds 63,913,355 securities through Santander Financial Exchanges Limited.

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

c) Repurchases of share capital authorized by the shareholders at the general meeting

The shareholders at the annual general meeting held on March 30, 2012 resolved to unconditionally authorize the company to carry out the following repurchases of share capital.

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

It is hereby stated that this authorization will expire at the date of the next annual general meeting of the company unless it is renewed, amended or revoked by the company. However, prior to such expiry, the company may enter into an agreement on the repurchase of its 8.625% yield preference shares even if the purchase is finalized after this authorization expires.

2. The repurchase of its own 10.375% yield preference shares, subject to the following conditions:

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

It is hereby stated that this authorization will expire at the date of the next annual general meeting of the company unless it is renewed, amended or revoked by the company. However, prior to such expiry, the company may enter into an agreement on the repurchase of its 10.375% yield preference shares even if the purchase is finalized after this authorization expires.

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

It is hereby stated that this authorization will expire at the date of the next annual general meeting of the company unless it is renewed, amended or revoked by the company. However, prior to such expiry, the company may enter into an agreement on the repurchase of its redeemable fixed/floating rate series A non-cumulative preference shares even if the purchase is finalized after this authorization expires.

However, prior to such expiry, the Company may submit bids or adopt resolutions that could require the allocation of shares and the directors may allocate shares in accordance with any bid or resolution, notwithstanding the expiry of the authorization granted in this resolution.

In accordance with this resolution, any previous authorizations granted to the directors and not exercised for the allocation of shares are hereby revoked and substituted, notwithstanding any allocation of shares or grant of rights already completed, offered or agreed.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

Not applicable.

e) Specific circumstances that restrict the availability of reserves

Not applicable.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

Not applicable.

7) Santander Holdings USA, Inc.

a) Number of financial equity instruments held by the Group

At December 31, 2012, the Group held 520,307,043 ordinary shares, all of which carry the same voting and dividend acquisition rights.

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

g) Quoted equity instruments

Class C preference shares are listed on the New York Stock Exchange (NYSE).

8) Banco Zachodni WBK S.A.

a) Number of financial equity instruments held by the Group

At December 31, 2012, Banco Santander, S.A. held 70,334,512 ordinary shares with a par value of PLN 10 each, all of which carry the same voting rights.

b) Capital increases in progress

Two capital increases were approved by the shareholders at general meetings in 2012. On May 10, 2012, the shareholders at the annual general meeting resolved to increase the share capital by PLN 15,616,180 (the increase was made effective on August 9, 2012). On July 30, 2012, the shareholders at the extraordinary general meeting approved the merger with Kredyt Bank S.A., thereby resolving to increase the share capital by PLN 189,074,580 (the increase was made effective January 4, 2013).

c) Capital authorized by the shareholders at the general meeting

Not applicable.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

At the general meeting held on April 20, 2011, the shareholders resolved to approve the “Incentive Scheme IV” as an initiative to attract, motivate and retain the bank’s employees. Delivery of the shares is tied to the achievement of certain targets in the years from 2011 to 2013. The bank considers that the exercise of these rights might give rise to the issuance of more than 400,000 shares.

e) Specific circumstances that restrict the availability of reserves

Not applicable.

f) Entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

All the shares of Bank Zachodni WBK S.A. are listed on the local stock exchange in Warsaw known as Giełda Papierów Wartościowych S.A.

9) Banco Santander Río S.A.

a) Number of equity instruments held by the Group

At December 31, 2012, Banco Santander, S.A. held 141,911,008 class A shares, 293,971,417 class B shares and 635,447,536 preference shares of Banco Santander Río S.A., representing 99.30% of the share capital, through Administración de Bancos Latinoamericanos Santander S.L., BRS Investment S.A. and Santander Overseas Bank, Inc.

b) Capital increases in progress

At the general meeting of the bank held on March 16, 2011, the shareholders resolved to approve a capital increase for public subscription in the sum of up to ARP 145,000,000 through the issue of up to 145,000,000 registered class B ordinary shares with a par value of ARP 1 each, with a voting right per share and the right to receive dividends from the year in which they were subscribed. The shareholders at the general meeting authorized the directors to increase the share capital of Banco Santander Río S.A. At the reporting date the authorized share capital increase had not been carried out.

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

e) Specific circumstances that restrict the availability of reserves

Financial institutions must recognize the legal reserve required by Article 33 of Argentine Law 21,526. The reserve must be recognized by transferring 20% of net profit for each year, including the adjustments to prior years’ results recognized in the year and any accumulated loss recognized at the previous year-end. This proportion must be applied irrespective of the ratio of the legal reserve balance to the company’s share capital.

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

Exhibit VI

(Millions of Euros)	Year end December 31,
	2012		2011		2010		2009		2008
IFRS:	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits
FIXED CHARGES:
Fixed charges and preferred stock dividends	28.475	11.903	29.636	12.590	23.209	9.476	26.392	10.540	37.041	17.757
Preferred dividends	132	132	99	99	61	61	92	92	37	37
Fixed charges	28.343	11.771	29.537	12.491	23.148	9.415	26.300	10.448	37.004	17.720

EARNINGS:
Income from continuing operations before taxes and extraordinary items	3.549	3.549	7.940	7.940	12.052	12.052	10.588	10.588	10.849	10.849
Less: Earnings from associated companies	427	427	57	57	17	17	(6)	(6)	696	696
Fixed charges	28.343	11.771	29.537	12.491	23.148	9.415	26.300	10.448	37.004	17.720

Total earnings	31.465	14.893	37.420	20.374	35.183	21.450	36.894	21.042	47.157	27.873

Ratio of earnings to fixed charges	1,11	1,27	1,27	1,63	1,52	2,28	1,40	2,01	1,27	1,57
Ratio of earnings to combined fixed charges and preferred stock dividends	1,11	1,25	1,26	1,62	1,52	2,26	1,40	2,01	1,27	1,57