Form 20-F
period 2013-12-31
Banco Santander, S.A.
filed 2014-04-29
CIK 891478

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report. 11,561,067,147 shares

BANCO SANTANDER, S.A.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Accounting Principles

Under Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements in conformity with the International Financial Reporting Standards previously adopted by the European Union (“EU-IFRS”). The Bank of Spain Circular 4/2004 of December 22, 2004 on Public and Confidential Financial Reporting Rules and Formats (“Circular 4/2004”) requires Spanish credit institutions to adapt their accounting systems to the principles derived from the adoption by the European Union of International Financial Reporting Standards. Therefore, Grupo Santander (“the Group” or “Santander”) is required to prepare its consolidated financial statements for the year ended December 31, 2013 in conformity with the EU-IFRS and Bank of Spain’s Circular 4/2004. Differences between EU-IFRS, Bank of Spain’s Circular 4/2004 and International Financial Reporting Standards as issued by the International Accounting Standard Board (IFRS-IASB) are not material. Therefore, we assert that the financial information contained in this annual report on Form 20-F complies with IFRS-IASB.

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

Our auditors, Deloitte, S.L., an independent registered public accounting firm, have audited our consolidated financial statements in respect of the three years ended December 31, 2013, 2012 and 2011 in accordance with IFRS-IASB. See page F-1 to our consolidated financial statements for the 2013, 2012 and 2011 report prepared by Deloitte, S.L.

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

When we refer to “loans”, we mean loans, leases, discounted bills and accounts receivable, unless otherwise noted. The loan to value “LTV” ratios disclosed in this report refer to LTV ratios upon origination unless otherwise noted. Additionally, if a loan is approaching a doubtful status, we update the appraisals which are then used to estimate allowances for loan losses.

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

Forward-looking statements may be identified by words such as “expect,” “project,” “anticipate,” “should,” “intend,” “probability,” “risk,” “VaR,” “RORAC,” “target,” “goal,” “objective,” “estimate,” “future” and similar expressions. We include forward-looking statements in the “Operating and Financial Review and Prospects,” “Information on the Company,” and “Quantitative and Qualitative Disclosures About Risks” sections. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

You should understand that the following important factors, in addition to those discussed in “Key Information—Risk Factors”, “Operating and Financial Review and Prospects,” “Information on the Company” and elsewhere in this annual report, could affect our future results and could cause those results or other outcomes to differ materially from those anticipated in any forward-looking statement:

Economic and Industry Conditions

•	exposure to various types of market risks, principally including interest rate risk, foreign exchange rate risk and equity price risk;

•	general economic or industry conditions in Spain, the U.K., the U.S., other European countries, Brazil, other Latin American countries and the other areas in which we have significant business activities or investments;

•	a default on, or a ratings downgrade of, the sovereign debt of Spain, and the other countries where we operate;

•	a worsening of the economic environment in the U.K., other European countries, Brazil, other Latin American countries, and the U.S., and an increase of the volatility in the capital markets;

•	a further deterioration of the Spanish economy;

•	a widening of Spain’s “risk premium”, or the spread between the yields on Spanish government securities and comparable German government securities;

•	the effects of a continued decline in real estate prices, particularly in Spain, the U.K. and the U.S.;

•	monetary and interest rate policies of the European Central Bank and various central banks;

•	inflation or deflation;

•	the effects of non-linear market behavior that cannot be captured by linear statistical models, such as the VaR model we use;

•	changes in competition and pricing environments;

•	the inability to hedge some risks economically;

•	the adequacy of loss reserves;

•	acquisitions or restructurings of businesses that may not perform in accordance with our expectations;

•	changes in demographics, consumer spending, investment or saving habits; and

•	changes in competition and pricing environments as a result of the progressive adoption of the internet for conducting financial services and/or other factors.

Political and Governmental Factors

•	political stability in Spain, the United Kingdom, other European countries, Latin America and the U.S.;

•	changes in Spanish, U.K., E.U., Latin American, U.S. or other jurisdictions’ laws, regulations or taxes, including changes in regulatory capital and liquidity requirements; and

•	increased regulation in light of the global financial crisis.

Transaction and Commercial Factors

•	damage to our reputation;

•	our ability to integrate successfully our acquisitions and the challenges inherent in diverting management’s focus and resources from other strategic opportunities and from operational matters while we integrate these acquisitions; and

•	the outcome of our negotiations with business partners and governments.

Operating Factors

•	potential losses associated with an increase in the level of substandard loans or non-performance by counterparties to other types of financial instruments;

•	technical difficulties and the development and use of new technologies by us and our competitors;

•	changes in the Group’s ability to access liquidity and funding on acceptable terms, including as a result of changes in our credit spreads or a downgrade in our credit ratings or those of our more significant subsidiaries;

•	the Group’s exposure to operational losses (e.g., failed internal or external processes, people and systems);

•	the occurrence of force majeure, such as natural disasters, that impact our operations or impair the asset quality of our loan portfolio; and

•	the impact of changes in the composition of our balance sheet on future net interest income.

The forward-looking statements contained in this report speak only as of the date of this report. We do not undertake to update any forward-looking statement to reflect events or circumstances after that date or to reflect the occurrence of unanticipated events.

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

In the F-pages of this annual report on Form 20-F, the audited financial statements for the years 2013, 2012 and 2011 are presented. The audited financial statements for 2010 and 2009 are not included in this document, but they can be found in our previous annual reports on Form 20-F.

In August 2013, we filed with the SEC a Form 6-K in which we recasted our audited financial statements included in our annual report on Form 20-F for the fiscal year ended December 31, 2012, as filed with the SEC on April 24, 2013 (the “2012 Form 20-F”) to reflect the change in International Accounting Standard 19 (“IAS 19”). IAS 19 requires that for periods beginning on or after January 1, 2013 actuarial gains and losses be immediately recognized against shareholders’ equity, without the possibility for deferred recognition through the income statement, as it was done in 2012 and prior periods. In addition, that 6-K recasted disclosures in the 2012 Form 20-F to give retroactive effect to the application of IAS 19 and to certain changes to our reporting methods in 2013, including the following:

•	As a result of the envisaged disposal of the Santander UK card business that was formerly owned by General Electric (“GE”), its results have been eliminated from the various lines of the income statement and recorded, net, in profit from discontinued operations.

•	As a result of business restructuring and other adjustments, segment information has been modified as follows (see Note 52 to our consolidated financial statements):

•	Spain was incorporated as a unit under the Continental Europe segment, including the branch networks of Santander, Banesto and Banif (merged in 2013), Global Wholesale Banking, Asset Management and Insurance and the Spain ALCO portfolio.

•	Spain’s run-off real estate became a unit within Continental Europe. This unit includes:

•	loans from customers whose activity is mainly real estate development, which have a specially allocated management department in the Group;

•	equity stakes in real estate companies; and

•	foreclosed assets.

•	Liquidity cost changed from applying rates to loans and deposits operations to applying the cost of Banco Santander senior debt to the difference between loans and deposits.

The impact of the change in IAS 19 as of December 31, 2012, 2011 and 2010 is as follows:

	Millions of euros
	2012	2011	2010

Deferred tax assets	1,185	694	378
Other assets	(1,213)	(1,211)	(922)

Assets	(28)	(517)	(544)

Deferred tax liabilities	254	208	199
Provisions for pensions and similar obligations	(3,276)	(1,737)	(1,072)

Liabilities	(3,022)	(1,529)	(873)

Valuation adjustment	2,884	1,933	1,412
Non-controlling interests	262	91	39

Equity	3,146	2,024	1,451

Provisions (net)	(138)	26	(49)
Income tax	43	(5)	16

Consolidated profit for the year	(95)	21	(33)

Of which:
Profit attributable to the Parent	(90)	21	(31)

Profit attributable to non-controlling interest	(5)	—	(2)

The other adjustments described above did not have a material impact on our financial statements.

The following selected financial information includes the IAS 19 adjustments for 2012, 2011, 2010 and 2009 while the impacts of the envisaged disposal of the Santander UK card business is only included in the 2012, 2011 and 2010 data.

Under IFRS-IASB, revenues and expenses of discontinued businesses (mainly, Santander UK card business that was formerly owned by GE) must be reclassified from each income statement line item to “Profit from discontinued operations”. Revenues and expenses from prior years are also required to be reclassified for comparison purposes to present the same businesses as discontinued operations. This change in presentation does not affect “Consolidated profit for the year” (see Note 37 to our consolidated financial statements). The impact of Santander UK card business reclassification in the balance sheets as of December 31, 2012, 2011 and 2010 is as follows:

	Millions of euros
	2012	2011	2010
Loans and receivables - Loans and advances to customers	(1,370)	(1,559)	(1,649)
Non-current assets held for sale	1,370	1,559	1,649

Assets	—	—	—

The income statement for the year ended December 31, 2013 includes the results from Kredyt Bank S.A. after the merger in early 2013 of the subsidiaries in Poland of Banco Santander, S.A. and KBC Bank NV (BZ WBK S.A. and Kredyt Bank S.A.). In addition, the income statement for the year ended December, 31, 2011 reflects the impact of the consolidation of Bank Zachodni WBK, S.A. and the income statement for the year ended December, 31, 2009 reflects the impact of the consolidation of Banco Real, Alliance & Leicester, Bradford & Bingley’s branch network and retail deposits, Sovereign (Santander Bank) and other consumer businesses.

	Year ended December 31,
	2013	2012	2011	2010	2009
	(in millions of euros, except percentages and per share data)

Interest and similar income	51,447	58,791	60,618	52,637	53,173
Interest expense and similar charges	(25,512)	(28,868)	(30,024)	(23,672)	(26,874)
Interest income / (charges)	25,935	29,923	30,594	28,965	26,299
Income from equity instruments	378	423	394	362	436
Income from companies accounted for using the equity method	500	427	57	17	(1)
Fee and commission income	12,473	12,732	12,640	11,559	10,726
Fee and commission expense	(2,712)	(2,471)	(2,232)	(1,899)	(1,646)
Gains/losses on financial assets and liabilities (net)	3,234	3,329	2,838	2,166	3,802
Exchange differences (net)	160	(189)	(522)	441	444
Other operating income	5,903	6,693	8,050	8,190	7,929
Other operating expenses	(6,194)	(6,583)	(8,029)	(8,089)	(7,785)
Total income	39,677	44,284	43,790	41,712	40,204
Administrative expenses	(17,452)	(17,801)	(17,644)	(16,073)	(14,825)
Personnel expenses	(10,069)	(10,306)	(10,305)	(9,296)	(8,451)
Other general administrative expenses	(7,383)	(7,495)	(7,339)	(6,777)	(6,374)
Depreciation and amortization	(2,391)	(2,183)	(2,098)	(1,937)	(1,596)
Provisions (net)	(2,182)	(1,478)	(2,616)	(1,067)	(1,747)
Impairment losses on financial assets (net)	(11,227)	(18,880)	(11,794)	(10,400)	(11,578)
Impairment losses on other assets (net)	(503)	(508)	(1,517)	(286)	(165)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale	2,152	906	1,846	351	1,565
Gains/(losses) on non-current assets held for sale not classified as discontinued operations	(422)	(757)	(2,109)	(290)	(1,225)
Operating profit/(loss) before tax	7,652	3,583	7,858	12,010	10,633
Income tax	(2,113)	(590)	(1,755)	(2,910)	(1,222)
Profit from continuing operations	5,539	2,993	6,103	9,100	9,411
Profit/(loss) from discontinued operations (net)	(15)	70	15	35	31
Consolidated profit for the year	5,524	3,063	6,118	9,135	9,442
Profit attributable to the Parent	4,370	2,295	5,330	8,212	8,970
Profit attributable to non-controlling interest	1,154	768	788	923	472

Per share information:
Average number of shares (thousands) (1)	10,836,111	9,766,689	8,892,033	8,686,522	8,554,224
Basic earnings per share (euros)	0.40	0.23	0.60	0.94	1.05
Basic earnings per share continuing operation (euros)	0.40	0.22	0.60	0.94	1.04
Diluted earnings per share (euros)	0.40	0.23	0.60	0.94	1.04
Diluted earnings per share continuing operation (euros)	0.40	0.22	0.60	0.94	1.04
Remuneration paid (euros) (2)	0.60	0.60	0.60	0.60	0.60
Remuneration paid (US$) (2)	0.83	0.79	0.78	0.80	0.86

	Year ended December 31,
	2013	2012	2011	2010	2009
	(in millions of euros, except percentages and per share data)
Total assets	1,115,638	1,269,600	1,251,009	1,216,956	1,110,399
Loans and advances to credit institutions (net) (3)	74,964	73,900	51,726	79,855	79,837
Loans and advances to customers (net) (3)	668,856	719,112	748,541	722,504	682,551
Investment securities (net) (4)	142,234	152,066	154,015	174,258	173,990
Investments: Associates and joint venture	5,536	4,454	4,155	273	164

Contingent liabilities	41,049	45,033	48,042	59,795	59,256

Liabilities
Deposits from central banks and credit institutions (5)	109,397	152,966	143,138	140,112	142,091
Customer deposits (5)	607,837	626,639	632,533	616,376	506,975
Debt securities (5)	175,477	205,969	197,372	192,873	211,963

Capitalization
Guaranteed subordinated debt excluding preferred securities and preferred shares (6)	4,603	5,207	6,619	10,934	13,867
Other subordinated debt	7,483	8,291	10,477	12,189	15,193
Preferred securities (6)	3,652	4,319	5,447	6,917	7,315
Preferred shares (6)	401	421	449	435	430
Non-controlling interest (including net income of the period)	9,314	9,415	6,354	5,860	5,165
Stockholders’ equity (7)	70,588	71,860	74,460	73,637	67,276
Total capitalization	96,041	99,514	103,806	109,971	109,245
Stockholders’ equity per average share (7)	6.51	7.36	8.37	8.48	7.86
Stockholders’ equity per share at the year-end (7)	6.23	6.96	8.36	8.84	8.18

Other managed funds
Mutual funds	93,304	89,176	102,611	113,510	105,216
Pension funds	10,879	10,076	9,645	10,965	11,310
Managed portfolio	20,987	18,889	19,200	20,314	18,364
Total other managed funds (8)	125,170	118,141	131,456	144,789	134,890

Consolidated ratios
Profitability ratios:
Net yield (9)	2.31%	2.51%	2.72%	2.66%	2.62%
Return on average total assets (ROA)	0.45%	0.24%	0.50%	0.77%	0.86%
Return on average stockholders’ equity (ROE)	6.10%	2.91%	7.12%	11.75%	14.37%
Capital ratio:
Average stockholders’ equity to average total assets	5.90%	5.65%	5.88%	5.87%	5.68%
Ratio of earnings to fixed charges (10)
Excluding interest on deposits	1.72%	1.27%	1.62%	2.27%	2.02%
Including interest on deposits	1.30%	1.11%	1.26%	1.52%	1.41%

Credit quality data
Loans and advances to customers
Allowances for impaired balances including country risk and excluding contingent liabilities as a percentage of total gross loans	3.59%	3.41%	2.45%	2.63%	2.55%
Impaired balances as a percentage of total gross loans (11)	5.81%	4.74%	4.07%	3.76%	3.43%
Allowances for impaired balances as a percentage of impaired balances (11)	61.76%	72.01%	60.17%	69.99%	74.32%
Net loan charge-offs as a percentage of total gross loans	1.38%	1.36%	1.39%	1.31%	1.27%
Ratios adding contingent liabilities to loans and advances to customers and excluding country risk (*)
Allowances for impaired balances (**) as a percentage of total loans and contingent liabilities	3.48%	3.29%	2.38%	2.56%	2.44%
Impaired balances as a percentage of total loans and contingent liabilities (**) (11)	5.64%	4.54%	3.90%	3.54%	3.24%
Allowances for impaired balances as a percentage of impaired balances (**)(11)	61.65%	72.41%	61.02%	72.17%	75.33%
Net loan and contingent liabilities charge-offs as a percentage of total loans and contingent liabilities	1.29%	1.28%	1.29%	1.21%	1.17%

(*)	We disclose these ratios because our credit risk exposure comprises loans and advances to customers as well as contingent liabilities, all of which are subject to impairment and, therefore, allowances are taken in respect thereof.

(**)	Impaired or non-performing loans and contingent liabilities, securities and other assets to collect.

(1)	Average number of shares has been calculated on the basis of the weighted average number of shares outstanding in the relevant year, net of treasury stock.
(2)	The shareholders at the annual shareholders’ meeting held on June 19, 2009 approved a new remuneration scheme (scrip dividend), whereby the Bank offered the shareholders the possibility to opt to receive an amount equivalent to the dividends in cash or new shares. The remuneration per share for 2009, 2010, 2011 and 2012 disclosed above, €0.60, is calculated assuming that the four dividends for these years were paid in cash. In 2013, assuming the same criteria, the remuneration per share will be €0.60.
(3)	Equals the sum of the amounts included under the headings “Financial assets held for trading”, “Other financial assets at fair value through profit or loss” and “Loans and receivables” as stated in our consolidated financial statements.
(4)	Equals the amounts included as “Debt instruments” and “Equity instruments” under the headings “Financial assets held for trading”, “Other financial assets at fair value through profit or loss”, “Available-for-sale financial assets” and “Loans and receivables” as stated in our consolidated financial statements.
(5)	Equals the sum of the amounts included under the headings “Financial liabilities held for trading”, “Other financial liabilities at fair value through profit or loss” and “Financial liabilities at amortized cost” included in Notes 20, 21 and 22 to our consolidated financial statements.
(6)	In our consolidated financial statements, preferred securities and preferred shares are included under “Subordinated liabilities”.
(7)	Equals the sum of the amounts included at the end of each year as “Own funds” and “Valuation adjustments” as stated in our consolidated financial statements. We have deducted the book value of treasury stock from stockholders’ equity.
(8)	At December 31, 2013 we held a 50% ownership interest in Santander Asset Management (SAM) and controlled this company jointly with Warburg Pincus and General Atlantic. Funds under “Other managed funds” are mostly managed by SAM.
(9)	Net yield is the total of net interest income (including dividends on equity securities) divided by average earning assets. See “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Assets—Earning Assets—Yield Spread”.
(10)	For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of pre-tax income from continuing operations before adjustment for income or loss from equity investees plus fixed charges. Fixed charges consist of total interest expense (including or excluding interest on deposits as appropriate) and the interest expense portion of rental expense.
(11)	Impaired loans reflect Bank of Spain classifications. These classifications differ from the classifications applied by U.S. banks in reporting loans as non-accrual, past due, restructured and potential problem loans. See “Item 4. Information on the Company—B. Business Overview—Classified Assets—Bank of Spain’s Classification Requirements”.

Set forth below is a table showing our allowances for impaired balances broken down by various categories as disclosed and discussed throughout this annual report on Form 20-F:

	IFRS-IASB
	Year Ended December 31,
	2013	2012	2011	2010	2009
	(in millions of euros)
Allowances refers to:

Allowances for impaired balances (*) (excluding country risk)	25,681	26,112	19,531	20,553	18,497
Less: Allowances for contingent liabilities and commitments (excluding country risk)	688	614	648	1,011	623

Allowances for Balances of Loans (excluding country risk):	24,993	25,497	18,883	19,541	17,874

Allowances relating to country risk and other	154	98	210	121	192

Allowances for impaired balances (excluding contingent liabilities)	25,147	25,595	19,093	19,662	18,066

Of which:

Allowances for Loans and receivables:	24,959	25,467	18,858	19,544	17,899

Allowances for Customers	24,903	25,422	18,806	19,502	17,873

Allowances for Credit institutions and other financial assets	37	30	36	17	26

Allowances for Debt Instruments	19	15	16	25	—

Allowances for Debt Instruments available for sale	188	129	235	119	167

(*)	Impaired or non-performing loans and contingent liabilities, securities and other assets to collect.

Exchange Rates

The exchange rates shown below are those published by the European Central Bank (“ECB”), and are based on the daily consultation procedures between central banks within and outside the European System of Central Banks, which normally takes place at 14:15 p.m. CET time.

	Rate During Period
Calendar Period	Period End ($)	Average Rate ($)
2009	1.44	1.39
2010	1.34	1.33
2011	1.29	1.39
2012	1.32	1.28
2013	1.38	1.33

	Rate During Period
Last six months	High $	Low $
2013
October	1.38	1.35
November	1.36	1.34
December	1.38	1.35

2014
January	1.37	1.35
February	1.38	1.35
March	1.39	1.37
April (through April 28)	1.39	1.37

On April 28, 2014, the exchange rate for euros and dollars (expressed in dollars per euro), as published by the ECB, was $1.39.

For a discussion of the accounting principles used in translation of foreign currency-denominated assets and liabilities to euros, see Note 2 (a) to our consolidated financial statements.

B. Capitalization and indebtedness.

Not Applicable.

C. Reasons for the offer and use of proceeds.

Not Applicable.

D. Risk factors.

Macro-Economic Risks

Because our loan portfolio is concentrated in Continental Europe, the United Kingdom and Latin America, adverse changes affecting the economies of Continental Europe, the United Kingdom or certain Latin American countries could adversely affect our financial condition.

Our loan portfolio is concentrated in Continental Europe (in particular, Spain), the United Kingdom and Latin America. At December 31, 2013, Continental Europe accounted for 40% of our total loan portfolio (Spain accounted for 24% of our total loan portfolio), while the United Kingdom (where the loan portfolio consists primarily of residential mortgages) and Latin America accounted for 35% and 20%, respectively. Accordingly, the recoverability of these loan portfolios in particular, and our ability to increase the amount of loans outstanding and our results of operations and financial condition in general, are dependent to a significant extent on the level of economic activity in Continental Europe (in particular, Spain), the United Kingdom and Latin America. A return to recessionary conditions in the economies of Continental Europe (in particular, Spain), in the United Kingdom or the Latin American countries in which we operate, would likely have a significant adverse impact on our loan portfolio and, as a result, on our financial condition, cash flows and results of operations. See “Item 4. Information on the Company—B. Business Overview”.

We are vulnerable to disruptions and volatility in the global financial markets.

In the past six years, financial systems worldwide have experienced difficult credit and liquidity conditions and disruptions leading to less liquidity, greater volatility, general widening of spreads and, in some cases, lack of price transparency on interbank lending rates. Global economic conditions deteriorated significantly between 2007 and 2009, and many of the countries in which we operate fell into recession and some countries have only recently begun to recover and this recovery may not be sustainable. Many major financial institutions, including some of the world’s largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies experienced, and some continue to experience, significant difficulties. Around the world, there have also been runs on deposits at several financial institutions, numerous institutions have sought additional capital or have been assisted by governments, and many lenders and institutional investors have reduced or ceased providing funding to borrowers (including to other financial institutions).

In particular, we face, among others, the following risks related to the economic downturn:

•	Increased regulation of our industry. Compliance with such regulation will increase our costs and may affect the pricing for our products and services and limit our ability to pursue business opportunities.

•	Reduced demand for our products and services.

•	Inability of our borrowers to timely or fully comply with their existing obligations.

•	The process we use to estimate losses inherent in our credit exposure requires complex judgments, including forecasts of economic conditions and how these economic conditions might impair the ability of our borrowers to repay their loans. The degree of uncertainty concerning economic conditions may adversely affect the accuracy of our estimates, which may, in turn, impact the reliability of the process and the sufficiency of our loan loss allowances.

•	The value and liquidity of the portfolio of investment securities that we hold may be adversely affected.

•	Any worsening of global economic conditions may delay the recovery of the international financial industry and impact our financial condition and results of operations.

•	Macroeconomic shocks may negatively impact the household income of our retail customers and may adversely affect the recoverability of our retail loans, resulting in increased loan losses.

Despite recent improvements in certain segments of the global economy, uncertainty remains concerning the future economic environment. There can be no assurance that economic conditions in these segments will continue to improve or that the global economic condition as a whole will improve significantly. Such economic uncertainty could have a negative impact on our business and results of operations. Investors remain cautious and the downgrade of the sovereign debt of France, for example, has induced greater volatility in the capital markets. A slowing or failing of the economic recovery would likely aggravate the adverse effects of these difficult economic and market conditions on us and on others in the financial services industry.

Increased disruption and volatility in the global financial markets could have a material adverse effect on us, including our ability to access capital and liquidity on financial terms acceptable to us, if at all. If capital markets financing ceases to become available, or becomes excessively expensive, we may be forced to raise the rates we pay on deposits to attract more customers and become unable to maintain certain liability maturities. Any such increase in capital markets funding availability or costs or in deposit rates could have a material adverse effect on our interest margins and liquidity.

If all or some of the foregoing risks were to materialize, this could have a material adverse effect on us.

We may suffer adverse effects as a result of the ongoing economic and sovereign debt tensions in the eurozone.

Our results of operations are materially affected by conditions in the capital markets and the economy generally in the eurozone, which, although improving recently, continue to show signs of fragility and volatility and in some cases only sporadic access to capital markets. Interest rate differentials among eurozone countries are affecting government finance and borrowing rates in those economies.

The European Central Bank (the “ECB”) and European Council took actions in 2012 and 2013 to aim to reduce the risk of contagion throughout and beyond the eurozone. These included the creation of the Open Market Transaction facility of the ECB and the decision by eurozone governments to create a banking union. A significant number of financial institutions throughout Europe have substantial exposures to sovereign debt issued by nations that are under financial pressure. Should any of those nations default on their debt, or experience a significant widening of credit spreads, major financial institutions and banking systems throughout Europe could be destabilized, resulting in the further spread of the ongoing economic crisis.

The continued high cost of capital for some European governments has impacted the wholesale markets and there has been a consequent increase in the cost of retail funding, with greater competition in a savings market that is growing slowly by historical standards. In the absence of a permanent resolution of the eurozone crisis, conditions could deteriorate.

We have direct and indirect exposure to financial and economic conditions throughout the eurozone economies. A deterioration of the economic and financial environment could have a material adverse impact on the whole financial sector, creating new challenges in sovereign and corporate lending and resulting in significant disruptions in financial activities at both the market and retail levels. This could materially and adversely affect our operating results, financial position and prospects.

Exposure to sovereign debt could have a material adverse effect on us.

Like many other banks, we invest in debt securities of governments in the geographies in which we operate, including debt securities of the countries that have been most affected by the deterioration in economic conditions, such as Spain, Portugal, Italy and Ireland. Although doubts remain about the solvency of certain countries, the implementation of new regulations by the European Banking Authority may have reduced the risk associated with the sovereign debt of such countries. A failure by any such government to make timely payments under the terms of these securities, or a significant decrease in their market value, could have a material adverse effect on us.

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

Risks Relating to Our Business

Legal, Regulatory and Compliance Risks

We are exposed to risk of loss from legal and regulatory proceedings.

We face risk of loss from legal and regulatory proceedings, including tax proceedings, that could subject us to monetary judgments, regulatory enforcement actions, fines and penalties. The current regulatory environment in the jurisdictions in which we operate reflects an increased supervisory focus on enforcement, combined with uncertainty about the evolution of the regulatory regime, and may lead to material operational and compliance costs.

We are from time to time subject to certain claims and parties to certain legal proceedings incidental to the normal course of our business, including in connection with conflicts of interest, lending activities, relationships with our employees and other commercial or tax matters. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in the early stages of discovery, we cannot state with confidence what the eventual outcome of these pending matters will be or what the eventual loss, fines or penalties related to each pending matter may be. We believe that we have made adequate reserves related to the costs anticipated to be incurred in connection with these various claims and legal proceedings. However, the amount of these provisions is substantially less than the total amount of the claims asserted against us and in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us. As a result, the outcome of a particular matter may be material to our operating results for a particular period, depending upon, among other factors, the size of the loss or liability imposed and our level of income for that period.

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

Extensive legislation affecting the financial services industry has recently been adopted in regions that directly or indirectly affect our business, including Spain, the United States, the European Union, Latin America and other jurisdictions, and regulations are in the process of being implemented.

The European Union has created a European Systemic Risk Board to monitor financial stability and has implemented rules with the recommendations to increase capital requirements for certain trading instruments or exposures and to impose compensation limits on certain employees located in affected countries. In addition, the European Union Commission is considering a wide array of other initiatives, including new legislation that will affect derivatives trading, impose surcharges on “globally” systemically important firms and possibly impose new levies on bank balance sheets.

In December 2010, the Basel Committee on Banking Supervision (the “Basel Committee”) reached agreement on comprehensive changes to the capital adequacy framework, known as Basel III. A revised version of Basel III was published in June 2011. Basel III is intended to raise the resilience of the banking sector by increasing both the quality and quantity of the regulatory capital base and enhancing the risk coverage of the capital framework. Among other things, Basel III introduces new eligibility criteria for Common Equity Tier 1, Additional Tier 1 and Tier 2 capital instruments that are intended to raise the quality of regulatory capital, and increases the amount of regulatory capital that institutions are required to hold. Basel III also requires institutions to maintain a capital conservation buffer above the minimum capital ratios in order to avoid certain capital distribution constraints. The capital conservation buffer, to be comprised of Common Equity Tier 1 capital, would result in an effective Common Equity Tier 1 capital requirement of 7 percent of risk-weighted assets. In addition, Basel III directs national regulators to require certain institutions to maintain a counter-cyclical capital buffer during periods of excessive credit growth. Basel III introduces a leverage ratio for institutions as a backstop measure, to be applied from 2018 alongside current risk-based regulatory capital requirements. The changes in Basel III are intended to be phased in gradually between January 2013 and January 2022. The implementation of Basel III in the European Union is being performed through the Capital Requirements Directive IV (“CRD IV”) & Capital Requirements Regulation (“CRR”) legislative package. CRD IV was published in the Official Journal on June 27, 2013 entered into force in July 2013 (being CRR applicable from January 2014), with particular requirements being phased in over a period of time, to be effective by 2019, although requirements relating to certain deductions from Common Equity Tier 1 could be delayed until 2024. CRD IV substantially reflects the Basel III capital and liquidity standards and facilitates the applicable implementation timeframes. However, certain issues continue to remain under discussion and certain details remain to be clarified in further binding technical standards to be issued by the European Banking Authority.

In addition to the changes to the capital adequacy framework published in December 2010 and June 2011 described above, the Basel Committee also published its global quantitative liquidity framework, comprising the Liquidity Coverage Ratio (“LCR”) and Net Stable Funding Ratio (“NSFR”) metrics, with objectives to (1) promote the short-term resilience of banks’ liquidity risk profiles by ensuring they have sufficient high-quality liquid assets to survive a significant stress scenario; and (2) promote resilience over a longer time horizon by creating incentives for banks to fund their activities with more stable sources of funding on an ongoing basis. The LCR has been subsequently revised by the Basel Committee in January 2013 which amended the definition of high-quality liquid assets and agreed a revised timetable for phase-in of the standard from 2015 to 2019, as well as making some technical changes to some of the stress scenario assumptions. As with the Basel Committee’s proposed changes to the capital adequacy framework, the Basel III liquidity standards are being implemented within the European Union through the CRD IV legislative package. In January 2014 the Basel Committee published amendments to the Leverage Ratio and technical revisions to the NSFR ratio, confirming that it remains the intention that the latter ratio, including any future revisions, will become a minimum standard by January 1, 2018. Also, in January 2014, the Basel Committee proposed uniform disclosure standards related to the LCR and issued a new modification to the ratio, which should be adopted by banks from January 1, 2015.

As a Spanish financial institution, the Bank is subject to CRD IV, through which the European Union has implemented the Basel III capital standards and which are in the process of being phased in until January 1, 2019. The CRR is applicable from January 1, 2014 and the CRD IV Directive has already been partially implemented in Spain as of January 1, 2014 by RD-L 14/2013. This Royal Decree-Law has repealed, with effect from January 1, 2014, any Spanish regulatory provisions that may be incompatible with CRR.

In addition to RD-L 14/2013, the Bank of Spain approved on January 31, 2014 its new Circular 2/2014, which derogates its previous Circular 7/2012, and makes certain regulatory determinations contained in CRR pursuant to the delegation contained in RD-L 14/2013, including, relevant rules concerning the applicable transitional regime on capital requirements and the treatment of deductions.

Despite the CRD IV/Basel III framework setting minimum transnational levels of regulatory capital and a measured phase-in, many national authorities have started a race to the top for capital by adopting requirements and interpretation calendars that are more stringent than Basel III’s.

For example, in the last three years the Bank of Spain and the European Banking Authority (the EBA) have imposed new capital requirements in advance of the entering into force of CRD IV. These measures have included Bank of Spain Circular 3/2008 (Circular 3/2008) of May 22, on the calculation and control of minimum capital requirements, which was amended by Bank of Spain Circular 4/2011 (Circular 4/2011) and implements Capital Requirements Directive III in Spain. In addition, some of the requirements of Basel III were already implemented by the Spanish Government in 2011 with Royal Decree-Law 2/2011 (RD-L 2/2011) of February 18 (as amended by Law 9/2012) which established a new minimum requirement in terms of capital on risk-weighted assets (Capital Principal) and required such capital to be greater than 9 per cent from January 1, 2013. RD-L 14/2013 specifically repealed, with effect from January 1, 2014, Title I of Royal Decree-Law 2/2011, which imposed the minimum Capital Principal requirement for credit institutions. Notwithstanding such repeal, as part of the assessment of additional capital requirements that could be required of credit institutions, the Bank of Spain has been given powers to stop or restrict, until December 31, 2014, any distributions of Tier 1 Capital which would have been caught by the minimum Capital Principal requirements stipulated in RD-L 2/2011, provided such distributions, accumulated over the year ended December 31, 2014, exceed in absolute terms the minimum Capital Principal legally required as at December 31, 2013 and further risk non-compliance with additional capital requirements that could be required by the Bank of Spain.

Furthermore, following an evaluation of the capital levels of 71 financial institutions throughout Europe (including the Bank) based on data available as of September 30, 2011, the EBA issued a recommendation on December 8, 2011 pursuant to which, on an exceptional and temporary basis, financial institutions based in the EU should reach a new minimum Core Tier 1 ratio (9 per cent.) by June 30, 2012. This recommendation has been replaced by the EBA recommendation of July 22, 2013 on the preservation of Core Tier 1 capital during the transition to CRD IV. This new recommendation provides for the maintenance of a nominal floor of capital denominated in the relevant reporting currency of Core Tier 1 capital corresponding to the amount of capital needed as at June 30, 2012 to meet the requirements of the above recommendation of December 8, 2011. Competent authorities may waive this requirement for institutions which maintain a minimum of 7 per cent of common equity Tier 1 capital under CRD IV rules applied after the transitional period.

In addition, in order to complete the implementation of CRD IV initiated by RD-L 14/2013, the Spanish Ministry of Economy and Competitiveness has prepared and recently published a draft of a new comprehensive law on the supervision and solvency of financial institutions (the Supervision and Solvency Law), that has been already approved by the Spanish Council of Ministers and is being reviewed in order to be approved by the Spanish Parliament.

There can be no assurance that the implementation of these new standards will not adversely affect the Bank’s ability to pay dividends or require it to issue additional securities that qualify as regulatory capital, to liquidate assets, to curtail business or to take any other actions, any of which may have adverse effects on the Bank’s business, financial condition and results of operations. Furthermore, increased capital requirements may negatively affect the Bank’s return on equity and other financial performance indicators.

Finally, in February 2014 the IMF recommended that the Bank of Spain limit the amount of dividends payable in cash in 2014 by Spanish banking institutions to 25% of such bank’s attributable profits. The Bank of Spain has given this recommendation to the Spanish banking institutions.

Effective management of our capital position is important to our ability to operate our business, to continue to grow organically and to pursue our business strategy. However, in response to the global financial crisis, a number of changes to the regulatory capital framework have been adopted or continue to be considered. As these and other changes are implemented or future changes are considered or adopted that limit our ability to manage our balance sheet and capital resources effectively or to access funding on commercially acceptable terms, we may experience a material adverse effect on our financial condition and regulatory capital position.

In September 2011, the European Commission (the “Commission”) tabled a proposal for a common system of financial transactions taxes (“FTT”). Despite intense discussions on this proposal there was no unanimity amongst the 27 Member States. Eleven Member States (“participating Member States”) requested enhanced cooperation on a FTT based upon the Commission’s original proposal. The Commission presented a decision to this effect which was adopted by the EU’s Council of Finance Ministers at its committee meeting on January 22, 2013. The proposal of Directive was published on February 14, 2013, under which participating Member States may charge a FTT on all financial transactions where (i) at least one party to the transaction is established in the territory of a participating Member State and a financial institution established in the territory of a participating Member State is a party to the transaction acting either for its own account or for the account of another person, or is acting in the name of a party to the transaction or (ii) a financial institution is a party to a transaction with a financial instrument issued within the territory of a participating Member Estate. We are still assessing the proposals currently under discussion to determine the likely impact on Banco Santander and its affiliates.

The Spanish Government approved on February 3, 2012 the Royal Decree-Law 2/2012 and Law 8/2012, of October 20, 2012, on the clean-up of the financial sector (replacing Royal Decree-Law 18/2012, of May 11, 2012), through which the following actions were performed:

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

The Spanish Government also approved Law 9/2012, of November 14, 2012 which established a new regime on restructuring and resolution of credit institutions and a statutory loss absorbency regime applicable within the framework of restructuring and resolution processes, both based on the legislative proposal for a directive providing for the establishment of an European Union wide framework for the recovery and resolution of credit institutions and investment firms, the first draft of which (and the draft upon which Law 9/2012 was based) was published by the European Commission on June 6, 2012.

In June 2012, a number of agreements were reached to reinforce the monetary union, including the definition of a broad roadmap towards a single banking and fiscal union. While support for a banking union in Europe is strong and significant advances have been made in terms of the development of a single-rule book through CRD IV, there is ongoing debate on the extent and pace of integration. On September 13, 2012, the European Parliament approved a proposal for the creation of the Single Supervisory Mechanism, so that 128 of the largest EU banks (including the Bank) will come under the ECB direct oversight from November 2014. The ECB comprehensive assessment includes a supervisory risk assessment, an asset quality review and a stress test to be conducted by national supervisors and the ECB in coordination with the EBA before the ECB becomes the single European bank supervisor in November 2014. The assessment is an important step in preparing the single supervisory mechanism and, more generally, towards bringing about greater transparency of the banks’ balance sheets and consistency of supervisory practices in Europe. The assessment started in November 2013 and will take 12 months to complete, ending in October 2014. The comprehensive assessment consists of three closely interlinked components:

•	a supervisory risk assessment – to review, quantitatively and qualitatively, key risks, including liquidity, leverage and funding;

•	an asset quality review (AQR) – to enhance the transparency of bank exposures by reviewing the quality of banks’ assets, including the adequacy of asset and collateral valuation and related provisions;

•	a stress test – to examine the resilience of banks’ balance sheets to stress scenarios.

The assessment will be based on a capital benchmark of 8% Common Equity Tier 1, drawing on the definition of the Capital Requirements Directive IV/Capital Requirements Regulation, including transitional arrangements, for both the AQR and the baseline stress test scenario.

Other open issues include the representation and voting power of non-eurozone countries, the accountability of the ECB to European institutions as part of the Single Supervision Mechanism, the final status of the EBA, the development of a new bank resolution regime and the creation of a common deposit-guarantee scheme. In particular, the Bank Recovery and Resolution Directive (BRRD) and the Deposit Guarantee Schemes Directive were submitted to the European Parliament in June 2013. They have been approved by the European Parliament on April 15, 2014 and approval by the European Council is expected in May 2014 for its official publication. The BRRD is expected to enter into force in 2015, but the bail-in tool will only be operational from 2016. The final regulation on direct recapitalization by the European Stability Mechanism is still pending. European leaders have also supported the reinforcement of the fiscal union but continue negotiating on how to achieve it.

Regulations adopted towards achieving a banking and/or fiscal union in the EU and decisions adopted by the ECB in its future capacity as the Bank’s main supervisory authority may have a material impact on the Bank’s business, financial condition and results of operations.

On January 29, 2014, the European Commission, taking into account the October 2002 report by the High Level Expert Group chaired by Erkki Likannen on the reform of the structure of the EU Banking Sector, proposed new rules to prevent the largest and most complex EU banks with significant trading activities (including us) from engaging in the activity of proprietary trading in financial instruments and commodities. The new proposed regulation would also grant supervisors the power and, in certain instances, the obligation to require the transfer of other high-risk trading activities (such as market-making, complex derivatives and securitization operations) to separate legal trading entities within their group (“subsidiarisation”). Notwithstanding this, banks would have the possibility of not separating activities if they can show to the satisfaction of their supervisor that the risks generated are mitigated by other means. The proposal would also provide rules on the economic, legal, governance, and operational links between the separated trading entity and the rest of the banking group. Furthermore, the proposal is also aimed at increasing transparency of certain transactions in the shadow banking sector.

The European Parliament approved the following dossiers in April 2014 to develop a European Banking Union:

•	The proposal for the BRRD is expected to be approved by ECOFIN in May 2014 for its official publication. The BRRD is the single rulebook for the resolution of banks and large investment firms in all EU Member States. It harmonizes and upgrades the tools for dealing with bank crises across the EU. Banks will be required to prepare recovery plans to overcome financial distress, while authorities will lay out plans to resolve failed banks in a way which preserves their most critical functions and avoids taxpayer-funded bailouts. Authorities are granted a set of powers to intervene in the operations of banks to help prevent failure. If they do face failure, authorities are equipped with comprehensive powers and tools to restructure them, allocating losses to shareholders and creditors following a clearly defined hierarchy.

•	The agreement with the EU Council on the Single Resolution Mechanism (SRM) is expected to be approved by the Parliament in July or September 2014. The agreement includes the creation of a Single Resolution Fund (SRF) which will be fully endowed in a maximum of eight years. It is expected that the agreement between governments will be signed in May 2014 and approved by national parliaments by year end. The SRM will complement the Single Supervisory Mechanism (SSM) and will ensure that, if a bank subject to the SSM faces serious difficulties, its resolution can be managed efficiently with minimal costs to taxpayers and the real economy. The SRM will apply to all banks in the Euro Area and other Member States that choose to participate. The division of powers between the Single Resolution Board and national resolution authorities broadly follows the division of supervisory powers between the ECB and national supervisors in the context of the Single Supervisory Mechanism.

The Single Resolution Fund will be financed with contributions from all banks in the participating Member States. It will be administrated by the Board. The Fund has a target level, to be reached over eight years, of €55 billion and can borrow from the markets by order of the Board. During the transition, the Fund will be divided among national compartments whose resources will be progressively mutualized, starting with 40% of funds in the first year. The Fund and decision-making on its use is regulated by the SRM Regulation, while the transfer of contributions raised nationally towards the Single Fund and the mutualization of the national compartments is set out in an inter-governmental agreement established among the participating Member States.

•	The proposal for recast Directive on Deposit Guarantee Schemes (DGS) ensures that depositors will continue to benefit from a guaranteed coverage of €100,000 in case of bankruptcy backed by funds to be collected in advance from the banking sector. In principle, the target level for ex ante funds of DGS is 0.8% of covered deposits (i.e. about € 55billion) to be collected from banks over a 10-year period. Repayment deadlines will be gradually reduced from the current 20 working days to 7 working days in 2024. The new Directive will require that better information be provided to depositors to ensure that they are aware of how their deposits are protected by the guarantee schemes.

Regulations adopted on structural measures to improve the resilience of EU credit institutions may have a material impact on the Bank’s business, financial condition and results of operations. These regulations, if adopted, may also cause the Group to invest significant management attention and resources to make any necessary changes.

In the United States, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) which was adopted in 2010 will continue to result in significant structural reforms affecting the financial services industry. This legislation provides for, among other things, the establishment of a Consumer Financial Protection Bureau with broad authority to regulate the credit, savings, payment and other consumer financial products and services that we offer, the creation of a structure to regulate systemically important financial companies, more comprehensive regulation of the over-the-counter derivatives market, prohibitions on engagement in certain proprietary trading activities and restrictions on ownership of, investment in or sponsorship of hedge funds and private equity funds, restrictions on the interchange fees earned through debit card transactions, and a requirement that bank regulators phase out the treatment of trust preferred capital instruments as Tier 1 capital for regulatory capital purposes.

With respect to OTC derivatives, the Dodd-Frank Act provides for an extensive framework for the regulation of OTC derivatives, including mandatory clearing, exchange trading and transaction reporting of certain OTC derivatives. Entities that are swap dealers, security-based swap dealers, major swap participants or major security-based swap participants are required to register with the CFTC or the SEC, or both, and are or will be subject to new capital, margin, business conduct, recordkeeping, clearing, execution, reporting and other requirements. Banco Santander, S.A. and Abbey National Treasury Services plc became provisionally registered as swap dealers with the CFTC on July 8, 2013 and November 4, 2013, respectively. In addition, we may register one more subsidiary as swap dealer with the CFTC.

In July 2013, the U.S. bank regulators issued the U.S. Basel III final rules implementing the Basel III capital framework for U.S. banks and bank holding companies and other U.S. capital reform. Certain aspects of the U.S. Basel III final rules, such as new minimum capital ratios and a revised methodology for calculating risk-weighted assets, will become effective on January 1, 2015. Other aspects of the U.S. Basel III final rules, such as the capital conservation buffer and the new regulatory deductions from and adjustments to capital, will be phased in over several years beginning on January 1, 2015.

In addition, the Board of Governors of the Federal Reserve System (the “Federal Reserve”) and other U.S. regulators issued for public comment in October 2013 a proposed rule that would introduce a quantitative liquidity coverage ratio requirement on certain large banks and bank holding companies. The proposed liquidity coverage ratio is broadly consistent with the Basel Committee’s revised Basel III liquidity rules, but is more stringent in several important respects. The Federal Reserve has also stated that it intends, through future rulemakings, to apply the Basel III liquidity coverage ratio and net stable funding ratio to the U.S. operations of some or all large foreign banking organizations (“FBOs”).

In February 2014, the Federal Reserve approved a final rule to enhance its supervision and regulation of the U.S. operations of FBOs such as us. Under the Federal Reserve’s rule, FBOs with $50 billion or more in U.S. assets held outside of their U.S. branches and agencies (“Large FBOs”), will be required to create a separately capitalized top-tier U.S. intermediate holding company (“IHC”) that will hold substantially all of the FBO’s U.S. bank and nonbank subsidiaries, such as Santander Bank, N.A. An IHC will be subject to U.S. risk-based and leverage capital, liquidity, risk management, stress testing and other enhanced prudential standards on a consolidated basis. Under the final rule, a Large FBO that is subject to the IHC requirement may request permission from the Federal Reserve to establish multiple IHCs or use an alternative organizational structure. The final rule also permits the Federal Reserve to apply the IHC requirement in a manner that takes into account the separate operations of multiple foreign banks that are owned by a single Large FBO. Although U.S. branches and agencies of a Large FBO will not be required to be held beneath an IHC, such branches and agencies will be subject to liquidity, and, in certain circumstances, asset maintenance requirements. Large FBOs generally will be required to establish IHCs and comply with the enhanced prudential standards beginning July 1, 2016. An IHC’s compliance with applicable U.S. leverage ratio requirements is generally delayed until January 1, 2018. FBOs that have $50 billion or more in non-branch/agency U.S. assets as of June 30, 2014 will be required to submit an implementation plan by January 1, 2015 on how the FBO will comply with the IHC requirement. Enhanced prudential standards will apply to our top-tier U.S.-based bank holding companies beginning on January 1, 2015 until we form or designate an IHC and the IHC becomes subject to corresponding enhanced prudential standards. The Federal Reserve has stated that it will issue, at a later date, final rules to implement certain other enhanced prudential standards under the Dodd-Frank Act for large bank holding companies and large FBOs, including single counterparty credit limits and an early remediation framework.

Within the Dodd-Frank Act, the Volcker Rule prohibits “banking entities” from engaging in certain forms of proprietary trading or from sponsoring or investing in certain covered funds, in each case subject to certain limited exceptions. The Volcker Rule became effective on July 21, 2012 and on December 10, 2013, U.S. regulators issued final rules implementing the Volcker Rule. The final rules also limit the ability of banking entities and their affiliates to enter into certain transactions with such funds with which they or their affiliates have certain relationships. The final rules contain exclusions and certain exemptions for market-making, hedging, underwriting, trading in U.S. government and agency obligations as well as certain foreign government obligations, trading solely outside the United States, and also permits certain ownership interests in certain types of funds to be retained. The final rules implementing the Volcker Rule extended the period for all banking entities to conform to the Volcker Rule and implement a compliance program until July 21, 2015, and additional extensions are possible. Banking entities must bring their activities and investments into compliance with the requirements of the Volcker Rule by the end of the conformance period. We are assessing how the final rules implementing the Volcker Rule will affect our businesses and are developing and implementing plans to bring affected businesses into compliance.

Furthermore, Title I of the Dodd-Frank Act and the implementing regulations issued by the Federal Reserve and the Federal Deposit Insurance Corporation (“FDIC”) require each bank holding company with assets of $50 billion or more, including us, to prepare and submit annually a plan for the orderly resolution of our subsidiaries and operations that are domiciled in the United States in the event of future material financial distress or failure. The plan must include information on resolution strategy, major counterparties and interdependencies, among other things, and requires substantial effort, time and cost. We submitted our U.S. resolution plan in December 2013. The resolution plan is subject to review by the Federal Reserve Board and the FDIC.

Each of these aspects of the Dodd-Frank Act, as well as others, may directly and indirectly impact various aspects of our business. The full spectrum of risks that the Dodd-Frank Act, including the Volcker Rule, poses to us is not yet known, however, such risks could be material and we could be materially and adversely affected by them.

These and any additional legislative or regulatory actions in Spain, the European Union, the United States, the U.K., Latin America or other countries, and any required changes to our business operations resulting from such legislation and regulations, could result in reduced capital availability, significant loss of revenue, limit our ability to continue organic growth (including increased lending), pursue business opportunities in which we might otherwise consider engaging and provide certain products and services, affect the value of assets that we hold, require us to increase our prices and therefore reduce demand for our products, impose additional costs on us or otherwise adversely affect our businesses. Accordingly, we cannot provide assurance that any such new legislation or regulations would not have an adverse effect on our business, results of operations or financial condition in the future.

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

While we have adopted policies and procedures aimed at detecting and preventing the use of our banking network for money laundering and related activities, such policies and procedures may not completely eliminate instances where we may be used by other parties to engage in money laundering and other illegal or improper activities. To the extent we fail to fully comply with applicable laws and regulations, the relevant government agencies to which we report have the power and authority to impose fines and other penalties on us, including the revocation of licenses. In addition, our business and reputation could suffer if customers use our banking network for money laundering or illegal or improper purposes.

In addition, while we review our relevant counterparties’ internal policies and procedures with respect to such matters, we, to a large degree, rely upon our relevant counterparties to maintain and properly apply their own appropriate anti-money laundering procedures. Such measures, procedures and compliance may not be completely effective in preventing third parties from using our (and our relevant counterparties’) services as a conduit for money laundering (including illegal cash operations) without our (and our relevant counterparties’) knowledge. If we are associated with, or even accused of being associated with, or become a party to, money laundering, then our reputation could suffer and/or we could become subject to fines, sanctions and/or legal enforcement (including being added to any “black lists” that would prohibit certain parties from engaging in transactions with us), any one of which could have a material adverse effect on our operating results, financial condition and prospects.

Changes in taxes and other assessments may adversely affect us.

The legislatures and tax authorities in the tax jurisdictions in which we operate regularly enact reforms to the tax and other assessment regimes to which we and our customers are subject. Such reforms include changes in the rate of assessments and, occasionally, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. The effects of these changes and any other changes that result from enactment of additional tax reforms cannot be quantified and there can be no assurance that any such reforms would not have an adverse effect upon our business.

Financial Reporting and Control Risks

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

The preparation of our tax returns requires the use of estimates and interpretations of complex tax laws and regulations and is subject to review by taxing authorities. We are subject to the income tax laws of Spain and certain foreign countries. These tax laws are complex and subject to different interpretations by the taxpayer and relevant governmental taxing authorities, which are sometimes subject to prolonged evaluation periods until a final resolution is reached. In establishing a provision for income tax expense and filing returns, we must make judgments and interpretations about the application of these inherently complex tax laws. If the judgment, estimates and assumptions we use in preparing our tax returns are subsequently found to be incorrect, there could be a material effect on our results of operations.

Disclosure controls and procedures over financial reporting may not prevent or detect all errors or acts of fraud.

Disclosure controls and procedures over financial reporting are designed to reasonably assure that information required to be disclosed by the company in reports filed or submitted under the Securities Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

These disclosure controls and procedures have inherent limitations which include the possibility that judgments in decision-making can be faulty and that breakdowns occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by any unauthorized override of the controls. Consequently, our businesses are exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and serious reputational or financial harm. In recent years, a number of multinational financial institutions have suffered material losses due to the actions of ‘rogue traders’ or other employees. It is not always possible to deter employee misconduct and the precautions we take to prevent and detect this activity may not always be effective. Accordingly, because of the inherent limitations in the control system, misstatements due to error or fraud may occur and not be detected.

Liquidity and Financing Risks

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

Banco Santander, S.A.’s long-term debt is currently rated investment grade by the major rating agencies—Baa1 by Moody’s Investors Service España, S.A., BBB by Standard & Poor’s Ratings Services and BBB+ by Fitch Ratings Ltd.— all of which have stable outlook. During 2012, following downgrades of Spanish sovereign debt, all three agencies downgraded Banco Santander, S.A.’s rating together with that of the other main Spanish banks, due to the weaker-than-previously-anticipated macroeconomic and financial environment in Spain with dimming growth prospects in the near term, depressed real estate market activity and heightened turbulence in the capital markets. In the fourth quarter of 2013 and first quarter of 2014 the three agencies revised our outlook from negative to stable reflecting the gradual improvement of the Spanish economy and the view that any further weakening of our credit profile was unlikely to be significant. In March 2014, Moody’s Investors Service upgraded our rating from Baa2 to Baa1 following the upgrade of Spain’s sovereign debt rating announced on February 21 along with the change of the outlook on Spain’s rating to positive from stable.

Santander UK’s long-term debt is currently rated investment grade by the major rating agencies: A2 with negative outlook by Moody’s Investors Service, A with negative outlook by Standard & Poor’s Ratings Services and A with stable outlook by Fitch Ratings. All three agencies revised Santander UK’s ratings during 2012 following the downgrades of the Spanish sovereign debt and remained unchanged in 2013. Negative outlooks by Moody’s and Standard & Poor’s reflect the negative trend that they see for the U.K. banking industry.

We conduct substantially all of our material derivative activities through Banco Santander, S.A. and Santander UK. We estimate that as of December 31, 2013, if all the rating agencies were to downgrade Banco Santander, S.A.’s long-term senior debt ratings by one notch we would be required to post up to €3 million in additional collateral pursuant to derivative and other financial contracts. A hypothetical two notch downgrade would result in a requirement to post up to €14 million in additional collateral. We estimate that as of December 31, 2013, if all the rating agencies were to downgrade Santander UK’s long-term credit ratings by one notch, and thereby trigger a short-term credit rating downgrade, this could result in contractual outflows from Santander UK’s total liquid assets of £7.6 billion of cash and additional collateral that Santander UK would be required to post under the terms of secured funding and derivatives contracts. A hypothetical two notch downgrade would result in an additional contractual outflow of £1.9 billion of cash and collateral under secured funding and derivatives contracts.

While certain potential impacts of these downgrades are contractual and quantifiable, the full consequences of a credit rating downgrade are inherently uncertain, as they depend upon numerous dynamic, complex and inter-related factors and assumptions, including market conditions at the time of any downgrade, whether any downgrade of a firm’s long-term credit rating precipitates downgrades to its short-term credit rating, and assumptions about the potential behaviors of various customers, investors and counterparties. Actual outflows could be higher or lower than this hypothetical example, depending upon certain factors including which credit rating agency downgrades our credit rating, any management or restructuring actions that could be taken to reduce cash outflows and the potential liquidity impact from loss of unsecured funding (such as from money market funds) or loss of secured funding capacity. Although, unsecured and secured funding stresses are included in our stress testing scenarios and a portion of our total liquid assets is held against these risks, it is still the case that a credit rating downgrade could have a material adverse effect on Banco Santander, S.A., and/or its subsidiaries.

In addition, if we were required to cancel our derivatives contracts with certain counterparties and were unable to replace such contracts, our market risk profile could be altered.

In light of the difficulties in the financial services industry and the financial markets, there can be no assurance that the rating agencies will maintain the current ratings or outlooks. Failure to maintain favorable ratings and outlooks could increase our cost of funding and adversely affect interest margins, which could have a material adverse effect on us.

Risk Management

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

As a commercial bank, one of the main types of risks inherent in our business is credit risk. For example, an important feature of our credit risk management system is to employ an internal credit rating system to assess the particular risk profile of a customer. As this process involves detailed analyses of the customer, taking into account both quantitative and qualitative factors, it is subject to human error. In exercising their judgment, our employees may not always be able to assign an accurate credit rating to a customer or credit risk, which may result in our exposure to higher credit risks than indicated by our risk rating system.

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

Credit Risks

If we are unable to effectively control the level of non-performing or poor credit quality loans in the future, or if our loan loss reserves are insufficient to cover future loan losses, this could have a material adverse effect on us.

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of our businesses. Non-performing or low credit quality loans have in the past and can continue to negatively impact our results of operations. We cannot assure you that we will be able to effectively control the level of the impaired loans in our total loan portfolio. In particular, the amount of our reported non-performing loans may increase in the future as a result of growth in our total loan portfolio, including as a result of loan portfolios that we may acquire in the future, or factors beyond our control, such as adverse changes in the credit quality of our borrowers and counterparties or a general deterioration in economic conditions in Continental Europe, the United Kingdom, Latin America, the United States or global economic conditions, impact of political events, events affecting certain industries or events affecting financial markets and global economies.

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

Mortgage loans are one of our principal assets, comprising 53% of our loan portfolio as of December 31, 2013. As a result, we are exposed to developments in housing markets, especially in Spain and the United Kingdom. In addition, we have exposure to a number of large real estate developers in Spain. From 2002 to 2007, demand for housing and mortgage financing in Spain increased significantly driven by, among other things, economic growth, declining unemployment rates, demographic and social trends, the desirability of Spain as a vacation destination and historically low interest rates in the eurozone. The United Kingdom also experienced an increase in housing and mortgage demand driven by, among other things, economic growth, declining unemployment rates, demographic trends and the increasing prominence of London as an international financial center. During late 2007, the housing market began to adjust in Spain and the United Kingdom as a result of excess supply (particularly in Spain) and higher interest rates. Since 2008, as economic growth stalled in Spain and the United Kingdom, persistent housing oversupply, decreased housing demand, rising unemployment, subdued earnings growth, greater pressure on disposable income, a decline in the availability of mortgage finance and the continued effect of global market volatility have caused home prices to decline, while mortgage delinquencies increased. As a result of these and other factors, our NPL ratio increased from 0.94% at December 31, 2007, to 2.02% at December 31, 2008, to 3.24% at December 31, 2009, to 3.55% at December 31, 2010, to 3.89% at December 31, 2011 and to 4.54% at December 31, 2012. At December 31, 2013, our NPL ratio was 5.64%. These trends, especially higher unemployment rates coupled with declining real estate prices, could have a material adverse impact on our mortgage payment delinquency rates, which in turn could have a material adverse effect on our business, financial condition and results of operations.

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

The value of the collateral securing our loans may not be sufficient, and we may be unable to realize the full value of the collateral securing our loan portfolio.

The value of the collateral securing our loan portfolio may fluctuate or decline due to factors beyond our control, including macroeconomic factors affecting Europe, the United States and Latin American countries. The value of the collateral securing our loan portfolio may be adversely affected by force majeure events, such as natural disasters, particularly in locations where a significant portion of our loan portfolio is composed of real estate loans. Natural disasters such as earthquakes and floods may cause widespread damage which could impair the asset quality of our loan portfolio and could have an adverse impact on the economy of the affected region. We may also not have sufficiently recent information on the value of collateral, which may result in an inaccurate assessment for impairment losses of our loans secured by such collateral. If any of the above were to occur, we may need to make additional provisions to cover actual impairment losses of our loans, which may materially and adversely affect our results of operations and financial condition.

We are subject to counterparty risk in our banking business.

We are exposed to counterparty risk in addition to credit risks associated with lending activities. Counterparty risk may arise from, for example, investing in securities of third parties, entering into derivative contracts under which counterparties have obligations to make payments to us or executing securities, futures, currency or commodity trades from proprietary trading activities that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, clearing houses or other financial intermediaries.

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

Market Risks

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

Market risk refers to the probability of variations in our net interest income or in the market value of our assets and liabilities due to volatility of interest rate, exchange rate or equity price. Changes in interest rates affect the following areas, among others, of our business:

•	net interest income;

•	the volume of loans originated;

•	the market value of our securities holdings;

•	gains from sales of loans and securities; and

•	gains and losses from derivatives.

Variations in short-term interest rates could affect our net interest income, which comprises the majority of our revenue, reducing our growth rate and potentially resulting in losses. When interest rates rise, we may be required to pay higher interest on our floating-rate borrowings while interest earned on our fixed-rate assets does not rise as quickly, which could cause profits to grow at a reduced rate or decline in some parts of our portfolio. Interest rates are highly sensitive to many factors beyond our control, including increased regulation of the financial sector, monetary policies, domestic and international economic and political conditions and other factors.

Increases in interest rates may reduce the volume of loans we originate. Sustained high interest rates have historically discouraged customers from borrowing and have resulted in increased delinquencies in outstanding loans and deterioration in the quality of assets. Increases in interest rates may also reduce the propensity of our customers to prepay or refinance fixed-rate loans. Increases in interest rates may reduce the value of our financial assets and may reduce gains or require us to record losses on sales of our loans or securities.

If interest rates decrease, although this is likely to reduce our funding costs, it is likely to compress our net interest margins, as well as adversely impact our income from investments in securities and loans with similar maturities, which could have a negative effect on us. In addition, we may also experience increased delinquencies in a low interest rate environment when such an environment is accompanied by high unemployment and recessionary conditions.

The market value of a security with a fixed interest rate generally decreases when prevailing interest rates rise, which may have an adverse effect on our earnings and financial condition. In addition, we may incur costs (which, in turn, will impact our results) as we implement strategies to reduce future interest rate exposure. The market value of an obligation with a floating interest rate can be adversely affected when interest rates increase, due to a lag in the implementation of repricing terms or an inability to refinance at lower rates.

We are also exposed to foreign exchange rate risk as a result of mismatches between assets and liabilities denominated in different currencies. Fluctuations in the exchange rate between currencies may negatively affect our earnings and value of our assets and securities.

We are also exposed to equity price risk in connection with our trading investments in equity securities. The performance of financial markets may cause changes in the value of our investment and trading portfolios. The volatility of world equity markets due to the continued economic uncertainty and sovereign debt crisis has had a particularly strong impact on the financial sector. Continued volatility may affect the value of our investments in entities in this sector and, depending on their fair value and future recovery expectations, could become a permanent impairment which would be subject to write-offs against our results. To the extent any of these risks materialize, our net interest income or the market value of our assets and liabilities could be materially adversely affected.

Market conditions have resulted and could result in material changes to the estimated fair values of our financial assets. Negative fair value adjustments could have a material adverse effect on our operating results, financial condition and prospects.

In the past six years, financial markets have been subject to significant stress resulting in steep falls in perceived or actual financial asset values, particularly due to volatility in global financial markets and the resulting widening of credit spreads. We have material exposures to securities, loans and other investments that are recorded at fair value and are therefore exposed to potential negative fair value adjustments. Asset valuations in future periods, reflecting then-prevailing market conditions, may result in negative changes in the fair values of our financial assets and these may also translate into increased impairments. In addition, the value ultimately realized by us on disposal may be lower than the current fair value. Any of these factors could require us to record negative fair value adjustments, which may have a material adverse effect on our operating results, financial condition or prospects.

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

We enter into derivative transactions for trading purposes as well as for hedging purposes. We are subject to market, credit and operational risks associated with these transactions, including basis risk (the risk of loss associated with variations in the spread between the asset yield and the funding and/or hedge cost) and credit or default risk (the risk of insolvency or other inability of the counterparty to a particular transaction to perform its obligations thereunder, including providing sufficient collateral).

Market practices and documentation for derivative transactions in the countries where we operate differ from each other. In addition, the execution and performance of these transactions depends on our ability to maintain adequate control and administration systems and to hire and retain qualified personnel. Moreover, our ability to adequately monitor, analyze and report derivative transactions continues to depend, to a great extent, on our information technology systems. This factor further increases the risks associated with these transactions and could have a material adverse effect on us.

General Business and Industry Risks

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

Any increase in the current size of the deficit in our defined benefit pension plans, due to reduction in the value of the pension fund assets (depending on the performance of financial markets) or an increase in the pension fund liabilities due to changes in mortality assumptions, the rate of increase of salaries, discount rate assumptions, inflation, the expected rate of return on plan assets, or other factors, could result in our having to make increased contributions to reduce or satisfy the deficits which would divert resources from use in other areas of our business and reduce our capital resources. While we can control a number of the above factors, there are some over which we have no or limited control. Increases in our pension liabilities and obligations could have a material adverse effect on our business, financial condition and results of operations.

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

Increased competition and industry consolidation may adversely affect our results of operations.

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

As we expand the range of our products and services, some of which may be at an early stage of development in the markets of certain regions where we operate, we will be exposed to new and potentially increasingly complex risks and development expenses. Our employees and risk management systems, as well as our experience and that of our partners may not be sufficient or adequate to enable us to properly handle or manage such risks. In addition, the cost of developing products that are not launched is likely to affect our results of operations. Any or all of these factors, individually or collectively, could have a material adverse effect on us.

Further, our customers may issue complaints and seek redress if they consider that they have suffered loss from our products and services, for example, as a result of any alleged mis-selling or incorrect application of the terms and conditions of a particular product. This could in turn subject us to risks of potential legal action by our customers and intervention by our regulators. We have in the past experienced losses due to claims of mis-selling in the U.K., Spain and other jurisdictions and may do so in the future. For further detail on our legal and regulatory risk exposures, please see the Risk Factor entitled “We are exposed to risk of loss from legal and regulatory proceedings.”

If we are unable to manage the growth of our operations this could have an adverse impact on our profitability.

We allocate management and planning resources to develop strategic plans for organic growth, and to identify possible acquisitions and disposals and areas for restructuring our businesses. From time to time, we evaluate acquisition and partnership opportunities that we believe offer additional value to our shareholders and are consistent with our business strategy. However, we may not be able to identify suitable acquisition or partnership candidates, and our ability to benefit from any such acquisitions and partnerships will depend in part on our successful integration of those businesses. Any such integration entails significant risks such as unforeseen difficulties in integrating operations and systems and unexpected liabilities or contingencies relating to the acquired businesses, including legal claims. We can give no assurances that our expectations with regards to integration and synergies will materialize. We also cannot provide assurance that we will, in all cases, be able to manage our growth effectively or deliver our strategic growth objectives. Challenges that may result from our strategic growth decisions include our ability to:

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

Third party vendors provide key components of our business infrastructure such as loan and deposit servicing systems, internet connections and network access. Third parties can be sources of operational risk to us, including with respect to security breaches affecting such parties. We may be required to take steps to protect the integrity of our operational systems, thereby increasing our operational costs and potentially decreasing customer satisfaction. In addition, any problems caused by these third parties, including as a result of their not providing us their services for any reason, their performing their services poorly, or employee misconduct, could adversely affect our ability to deliver products and services to customers and otherwise to conduct business. Replacing these third party vendors could also entail significant delays and expense.

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

We and our affiliates have entered into a number of services agreements pursuant to which we render services, such as administrative, accounting, finance, treasury, legal services and others.

Spanish law provides for several procedures designed to ensure that the transactions entered into with or among our financial subsidiaries and/or affiliates do not deviate from prevailing market conditions for those types of transactions.

We are likely to continue to engage in transactions with our affiliates. Future conflicts of interests between us and any of affiliates, or among our affiliates, may arise, which conflicts are not required to be and may not be resolved in our favor.

Technology Risks

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

Our businesses depend on the ability to process a large number of transactions efficiently and accurately, and on our ability to rely on our digital technologies, computer and email services, software and networks, as well as on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. The proper functioning of financial control, accounting or other data collection and processing systems is critical to our businesses and to our ability to compete effectively. Losses can result from inadequate personnel, inadequate or failed internal control processes and systems, or from external events that interrupt normal business operations. We also face the risk that the design of our controls and procedures prove to be inadequate or are circumvented. Although we work with our clients, vendors, service providers, counterparties and other third parties to develop secure transmission capabilities and prevent against cyber-attacks, we routinely exchange personal, confidential and proprietary information by electronic means, and we may be the target of attempted cyber-attacks. If we cannot maintain an effective data collection, management and processing system, we may be materially and adversely affected.

We take protective measures and continuously monitor and develop our systems to protect our technology infrastructure and data from misappropriation or corruption, but our systems, software and networks nevertheless may be vulnerable to unauthorized access, misuse, computer viruses or other malicious code and other events that could have a security impact. An interception, misuse or mishandling of personal, confidential or proprietary information sent to or received from a client, vendor, service provider, counterparty or third party could result in legal liability, regulatory action and reputational harm. There can be no assurance that we will not suffer material losses from operational risk in the future, including relating to cyber-attacks or other such security breaches. Further, as cyber-attacks continue to evolve, we may incur significant costs in its attempt to modify or enhance our protective measures or investigate or remediate any vulnerabilities.

Failure to protect personal information could adversely affect us.

We manage and hold confidential personal information of customers in the conduct of our banking operations. Although we have procedures and controls to safeguard personal information in our possession, unauthorized disclosures could subject us to legal actions and administrative sanctions as well as damages that could materially and adversely affect our operating results, financial condition and prospects.

Foreign Private Issuer and Other Risks

Our corporate disclosure may differ from disclosure regularly published by issuers of securities in other countries, including the United States.

Issuers of securities in Spain are required to make public disclosures that are different from, and that may be reported under presentations that are not consistent with, disclosures required in other countries, including the United States. In particular, for regulatory purposes, we currently prepare and will continue to prepare and make available to our shareholders statutory financial statements in accordance with IFRS, which differs from US GAAP in a number of respects. In addition, as a foreign private issuer, we are not subject to the same disclosure requirements in the United States as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports, or the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules under Section 16 of the Exchange Act. Accordingly, the information about us available to you will not be the same as the information available to shareholders of a U.S. company and may be reported in a manner that you are not familiar with.

Investors may find it difficult to enforce civil liabilities against us or our directors and officers.

Our directors and officers reside outside of the United States. In addition, all or a substantial portion of our assets and their assets are located outside of the United States. Although we have appointed an agent for service of process in any action against us in the United States with respect to our ADSs, none of our directors or officers has consented to service of process in the United States or to the jurisdiction of any United States court. As a result, it may be difficult for investors to effect service of process within the United States on such persons.

Additionally, investors may experience difficulty in Spain enforcing foreign judgments obtained against us and our executive officers and directors, including in any action based on civil liabilities under the U.S. federal securities laws. Based on the opinion of Spanish counsel, there is doubt as to the enforceability against such persons in Spain, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.

As a holder of ADSs you will have different shareholders’ rights than in the United States and certain other jurisdictions.

Our corporate affairs are governed by our Bylaws and Spanish corporate law, which may differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States or in certain other jurisdictions outside Spain. Under Spanish corporate law, you may have fewer and less well-defined rights to protect your interests than under the laws of other jurisdictions outside Spain.

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

ADS holders may be subject to additional risks related to holding ADSs rather than shares.

Because ADS holders do not hold their shares directly, they are subject to the following additional risks, among others:

•	as an ADS holder, we may not treat you as one of our direct shareholders and you may not be able to exercise shareholder rights;

•	we and the depositary may amend or terminate the deposit agreement without the ADS holders’ consent in a manner that could prejudice ADS holders or that could affect the ability of ADS holders to transfer ADSs; and

•	the depositary may take or be required to take actions under the Deposit Agreement that may have adverse consequences for some ADS holders in their particular circumstances.

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

The general shareholders’ meeting held on March 22, 2013 approved the merger by absorption of Banco Español de Crédito, S.A. (Banesto) and Banco Banif, S.A.

We are incorporated under, and governed by the laws of the Kingdom of Spain. We conduct business under the commercial name “Santander”. Our corporate offices are located in Ciudad Grupo Santander, Avda. de Cantabria s/n, 28660 Boadilla del Monte (Madrid), Spain. Telephone: (011) 34-91-259-6520.

Principal Capital Expenditures and Divestitures

Acquisitions, Dispositions, Reorganizations

Our principal acquisitions and dispositions in 2013, 2012 and 2011 were as follows:

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

The invitation was undertaken as a part of the Group’s active management of liabilities and capital, and focused on core capital generation as well as the optimization of the future interest expense.

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

The European Invitation was undertaken as a part of the Group’s active management of liabilities and capital, and focused on core capital generation as well as the optimization of the future interest expense. The invitation was also designed to provide liquidity in the market and to offer the holders of the European Securities the possibility to exit their investment in the European Securities.

Santander sells 5.2% of its Polish unit as KBC places its 16.2% in the market

On March 18, 2013, KBC Bank NV (“KBC”) and Banco Santander announced a secondary offering of up to 19,978,913 shares in Bank Zachodni WBK S.A. (“BZ WBK”) by way of a fully marketed follow-on offering (the “WBK Offering”). Through the WBK Offering, KBC would sell 15,125,964 shares (constituting 16.17% of BZ WBK shares outstanding at that date) and Santander was expected to sell not less than 195,216 but up to 4,852,949 shares (constituting between 0.21% and 5.19% of BZ WBK shares outstanding at that date).

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

On March 22, 2013, Banco Santander, S.A. and KBC completed the placement of all the shares owned by KBC and 5.2% of the share capital of Bank Zachodni WBK S.A. held by the Group in the market for €285 million, which gave rise to an increase of €292 million in Non-controlling interests.

Following these transactions, we hold 70% of the share capital of Bank Zachodni WBK S.A. and the remaining 30% is held by non-controlling interests.

Agreement with Warburg Pincus and General Atlantic

On May 30, 2013, we announced that we had entered into an agreement with subsidiaries of Warburg Pincus and General Atlantic to foster the global development of our asset management unit, Santander Asset Management (SAM). Pursuant to the terms and conditions of the agreement, Warburg Pincus and General Atlantic together own 50% of the holding company which comprises the eleven management companies we have, mainly in Europe and Latin America, while the other 50% are held by us.

The purpose of the alliance is to enable SAM to improve its ability to compete with the large independent international asset management companies, since the businesses to be strengthened include asset management in the global institutional market, with the additional advantage of having knowledge and experience in those markets in which we are present. The agreement also envisages the distribution of products managed by SAM in the countries in which we have a commercial network for a period of ten years, renewable for five additional two-year periods, for which we will receive commissions at market rates, thus benefiting from broadening the range of products and services we offer our customers. SAM also distributes its products and services internationally, outside our commercial network.

Since the aforementioned asset management companies belonged to different Group companies, prior to the completion of the transaction a corporate restructuring took place whereby each of the asset management companies was sold, by its shareholders, for its fair value, to SAM Investment Holdings Limited (SAM), a holding company created by us. The aggregate value of the asset management companies was approximately €1.7 billion.

Subsequently, in December 2013, once the required authorizations had been obtained from the various regulators, the agreement was executed through the acquisition of a 50% ownership interest in SAM’s share capital by Sherbrooke Acquisition Corp SPC (an investee of Warburg Pincus and General Atlantic) for €449 million. At that date, SAM had financing from third parties for €845 million. The agreement includes deferred contingent amounts payable and receivable for the Group based on the achievement of the business plan targets over the coming five years.

Also, we entered into a shareholders’ agreement with these shareholders regulating, inter alia, the taking of strategic, financial, operational and other significant decisions regarding the ordinary management of SAM on a joint basis. Certain restrictions on the transferability of the shares were also agreed, and a commitment was made by the two parties to retain the restrictions for at least 18 months. Lastly, Sherbrooke Acquisition Corp SPC will be entitled to sell to the Group its ownership interest in the share capital of SAM at market value on the fifth and seventh anniversaries of the transaction, unless a public offering of SAM shares has taken place prior to those dates.

Following these transactions, at year-end we held a 50% ownership interest in SAM and controlled this company jointly with the aforementioned shareholders.

As a result of the aforementioned transaction, we recognized a gain of €1,372 million in the consolidated income statement for 2013, of which €671 million related to the fair value of the 50% ownership interest retained by us.

Banco Santander (Brasil) optimized its equity structure

On September 29, 2013, we announced that our subsidiary Banco Santander (Brasil) S.A. will optimize its equity structure by replacing common equity (Core Tier I) in an amount of Brazilian Reais 6 billion (amount which will be distributed pro rata among its shareholders) with newly-issued instruments of an equivalent amount qualifying as Additional Tier I and Tier II capital, and which will be offered to Banco Santander (Brasil) S.A.’s shareholders.

In January 2014 we subscribed a percentage of the newly issued instruments in proportion to our shareholding in Banco Santander (Brasil) S.A. (approximately 75%), as well as those not subscribed by the other shareholders of Banco Santander (Brasil) S.A.

The new structure improves Banco Santander (Brasil) S.A.’s regulatory capital composition, by increasing the return on equity (ROE) while maintaining the total amount of regulatory capital and capital ratios (BIS II ratio of approximately 21.5% and fully loaded BIS III ratio of approximately 18.9%) above the other retail banks in Brazil.

Acquisition of a 51% interest in Financiera El Corte Inglés, E.F.C., S.A.

On October 7, 2013, we announced that Santander Consumer Finance, S.A. (“Santander Consumer”) had reached a strategic agreement with El Corte Inglés, S.A. (“El Corte Inglés”) in consumer finance and client financing which includes the acquisition from El Corte Inglés of a 51% interest in Financiera El Corte Inglés, E.F.C., S.A. (“Financiera El Corte Inglés”). El Corte Inglés will retain the remaining 49%. The transaction was closed in the first quarter of 2014.

Financiera El Corte Inglés is a consumer finance business that provides financing for the acquisition of all sorts of goods and services of the entities of the El Corte Inglés group. The El Corte Inglés group is a leading retailer in Spain and the largest department store business in the country.

The transaction values Financiera El Corte Inglés at €415 million. Prior to closing El Corte Inglés received a special dividend of approximately €140 million. Thus, Santander Consumer paid a price of approximately €140 million for the 51% stake of Financiera El Corte Inglés.

Financiera El Corte Inglés has a seven member Board, of which Santander Consumer has appointed four members and El Corte Inglés the remaining three.

Agreement with Apollo

On November 21, 2013, we announced that we had reached a preliminary agreement with Apollo European Principal Finance Fund II, a fund managed by subsidiaries of Apollo Global Management, LLC (“Apollo”), for the sale of the platform for managing the loan recovery activities of Banco Santander, S.A. in Spain and for managing and marketing the properties relating to this activity.

Following this transaction, we will retain the property assets and credit portfolio on our balance sheet, while management of these assets will be carried out from the platform owned by Apollo.

On January 3, 2014, we announced that we had sold to Altamira Asset Management Holdings, S.L., an investee of Apollo European Principal Finance Fund II, 85% of the share capital of Altamira Asset Management, S.L., our company that manages debt recovery services before the initiation of court action in Spain and the sale or lease of foreclosed property assets relating to this business, for €664 million.

Cooperation agreement with Bank of Shanghai and purchase of an 8% stake

On December 10, 2013 we announced that we reached a cooperation agreement with Bank of Shanghai (“BoS”) to buy an 8% equity stake in BoS. The transaction, which is subject to approval from the China Banking Regulatory Commission, will make Santander the second-largest shareholder in BoS and its strategic international partner. The transaction is expected to be completed in the first half of 2014. The cost of the investment, including the purchase of HSBC Ltd.’s stake and the cooperation agreement with Bank of Shanghai, is estimated at approximately €470 million. The transaction will have an impact of approximately 1 basis point on the Santander Group’s capital.

Under the terms of the agreement, Santander will provide BoS with a permanent team of professionals, who will contribute Santander’s knowledge and experience in risk management and commercial and retail banking. The two will develop joint wholesale banking activities.

Transfer of interest in Banco Santander (Brasil), S.A.

In January and March 2012 the Group transferred shares representing 4.41% and 0.77%, respectively, of the capital stock of Banco Santander (Brasil), S.A. to two leading international financial institutions. These institutions undertook to deliver these shares to the holders of bonds issued by Banco Santander in October 2010 which were exchangeable for Banco Santander (Brasil), S.A. shares upon maturity, in accordance with their terms.

Santander and KBC agree to merge Bank Zachodni WBK and Kredyt Bank in Poland

On February 28, 2012, we announced that Banco Santander, S.A. and KBC had entered into an investment agreement to combine their Polish banking subsidiaries, BZ WBK and Kredyt Bank S.A. (‘Kredyt Bank’).

The transaction entailed a share capital increase in BZ WBK, where the newly issued shares in BZ WBK were offered and rendered to KBC and the other shareholders of Kredyt Bank in exchange for their shares in Kredyt Bank. Under the agreements BZ WBK would merge with Kredyt Bank at the ratio of 6.96 BZ WBK shares for every 100 Kredyt Bank shares. At market prices as of the date of the announcement, the transaction valued Kredyt Bank at PLN 15.75 a share and BZ WBK at PLN 226.4 a share. The combined bank’s total pro forma value would be PLN 20.8 billion (€5 billion). Both Bank Zachodni WBK and Kredyt Bank were listed on the Warsaw Stock Exchange. The merged bank would continue to be listed on the Warsaw Stock Exchange.

In 2013, following obtainment of the authorization from the Polish financial regulator (KNF), the aforementioned transaction was carried out. As a result, we controlled approximately 75.2% of the post-merger entity and KBC controlled approximately 16.2%, with the remaining 8.6% being owned by non-controlling interests.

Under the investment agreement, Santander also committed to acquire 100% of Zagiel, the consumer finance arm of KBC in Poland. In 2013 Zagiel was integrated into Santander Consumer Finance.

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

Following receipt of the regulatory authorizations from the competent authorities and the delisting of the shares of Banco Santander Colombia S.A., in the second quarter of 2012 we sold our shareholding in Banco Santander Colombia S.A. and our other business subsidiaries in Colombia to the Corpbanca Group for a total of $1,229 million (€983 million), giving rise to a gain of €619 million, which was recognized under Gains/(losses) on disposal of assets not classified as non-current assets held for sale in our 2012 consolidated income statement.

Agreement with Abbey Life Assurance

On July 19, 2012, we reached an agreement with Abbey Life Assurance Ltd, a subsidiary of Deutsche Bank AG, under which Abbey Life Assurance Ltd reinsured 100% of the individual life risk portfolio of the insurance companies of Banco Santander in Spain and Portugal.

This reinsurance transaction enabled us to monetize our life risk insurance portfolio. This transaction gave rise to income of €435 million recognized under Other operating income - Income from insurance and reinsurance contracts issued in the consolidated income statement (€308 million net of tax).

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

The gains obtained by Banco Santander in this transaction were fully allocated to reserves, in line with accounting requirements, as Banco Santander will continue to maintain control over its Mexican subsidiary.

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

The agreement valued the transferred business at €165.8 million and generated a capital gain of approximately €87 million after tax.

As of March 31, 2013, all the necessary authorizations had been obtained. The transaction was closed in April 2013.

Mergers by absorption of Banesto and Banco Banif

On December 17, 2012, we announced that we had resolved to approve the plan for the merger by absorption of Banesto and Banco Banif, S.A. as part of the restructuring of the Spanish financial sector. These transactions are part of a commercial integration which brought Banesto and Banif under the Santander brand.

At their respective board of directors meetings held on January 9, 2013, the directors of the Bank and Banesto approved the common draft terms of the merger by absorption of Banesto into the Bank with the dissolution without liquidation of the former and the transfer en bloc of all its assets and liabilities to the Bank, which were acquired, by universal succession, the rights and obligations of the absorbed entity. As a result of the merger, the shareholders of Banesto, other than the Bank, received in exchange shares of the Bank.

January 1, 2013 was established as the date from which the transactions of Banesto shall be considered to have been performed for accounting purposes for the account of the Bank.

On March 22, 2013 and March 21, 2013, the general shareholders meetings of the Bank and Banesto, respectively, approved the terms of the merger.

On April 29, 2013, pursuant to the provisions of the terms of the merger and to the resolutions of the general shareholders’ meetings of both companies, the regime and procedure for the exchange of Banesto shares for shares of Banco Santander was made public. Banco Santander covered the exchange of Banesto shares with shares held as treasury stock based on the exchange ratio of 0.633 shares of Banco Santander, each with a nominal value of €0.50, for each share of Banesto, each with a nominal value of €0.79, without provision for any supplemental cash remuneration.

On May 3, 2013, the merger was registered with the Commercial Registry of Cantabria and the dissolution of Banesto was completed.

The directors of Banco Banif, S.A., at its board of directors meeting held on January 28, 2013, and the directors of Banco Santander, S.A., at its board of directors meeting held on that same day, approved the common drafts terms of the merger by absorption of Banco Banif, S.A. into Banco Santander, S.A. with the dissolution without liquidation of the former and the transfer en bloc of all its assets and liabilities to Banco Santander, S.A., which acquired, by universal succession, the rights and obligations of the absorbed entity.

January 1, 2013 was established as the date from which the transactions of Banif shall be considered to have been performed for accounting purposes for the account of the Bank.

On May 7, 2013, the merger was registered with the Commercial Registry of Cantabria and the dissolution of Banco Banif, S.A. was completed.

Insurance business in Spain

On December 20, 2012, we announced that we had reached an agreement with Aegon. In this regard, we created two insurance companies, one for life insurance and the other for general insurance, in which Aegon would acquire ownership interests of 51%, and management responsibility would be shared by Aegon and the Group. We would hold 49% of the share capital of the companies and we would enter into a distribution agreement for the sale of insurance products in Spain through the commercial networks for a period of 25 years. The agreement would not affect savings, health and vehicle insurance, which would continue to be owned and managed by Santander.

In June 2013, after obtaining the relevant authorizations from the Directorate-General of Insurance and Pension Funds and from the European competition authorities, Aegon acquired a 51% ownership interest in the two insurance companies created by the Group for these purposes, one for life insurance and the other for general insurance (currently Aegon Santander Vida Seguros y Reaseguros, S.A. and Aegon Santander Generales Seguros y Reaseguros, S.A.), for which it paid €220 million, thereby gaining joint control together with the Group over the aforementioned companies. The agreement also includes payments to Aegon that are deferred over two years and amounts receivable for the Group that are deferred over five years, depending on the business plan.

The aforementioned agreement includes the execution of a distribution agreement for the sale of insurance products in Spain for 25 years through commercial networks, for which the Group will receive commissions at market rates.

This transaction gave rise to a gain of €385 million recognized under Gains (losses) on disposal of assets not classified as non-current assets held for sale (€270 million net of tax), of which €186 million related to the fair value recognition of the 49% ownership interest retained by the Group.

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

The Tender Offer was made in Poland subject to Polish law and subject to the terms and conditions included in the Tender Offer document (dokument wezwania) submitted to the Polish securities regulator - Polish Financial Supervision Commission (Komisja Nadzoru Finansowego) and the Warsaw Stock Exchange (Giełda Papierów Wartościowych w Warszawie S.A.). The consummation of the Tender Offer was subject to the satisfaction of the conditions indicated in the Tender Offer document, including the acceptance of the tender offer by holders of more than 70% of the outstanding shares of BZ WBK and the approval by the Polish regulatory authorities of the acquisition by Grupo Santander of BZ WBK.

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

Sales of 1.9% and 7.8% of Banco Santander Chile

On February 17, 2011, we announced that we had sold shares representing 1.9% of the share capital of Banco Santander Chile, for a total consideration of US$291 million. This transaction generated a capital gain for Banco Santander of approximately €110 million, entirely accounted for as reserves. Following the transaction, we held a 75% stake in the share capital of Banco Santander Chile.

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

Following the aforementioned acquisition, we owned 95.54% of the Fund. The suspension of redemptions was lifted from said date and the Fund is operating normally.

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

On December 19, 2012, the creditor entities that took part in the aforementioned debt restructuring agreement announced that they had reached an agreement to promote the delisting of the shares of Metrovacesa, S.A. and they voted in favor of this at the general meeting held for this purpose on January 29, 2013. Following the approval of the delisting and the public takeover offer by the shareholders at the Metrovacesa, S.A. general meeting, the entities prepared a delisting public takeover offer aimed at the Metrovacesa, S.A. shareholders that did not enter into the agreement, at €2.28 per share. Our share of the delisting public takeover offer was 45.56% and, as a result, following 97.29% acceptance of the public takeover offer, we acquired an additional 1.953% of Metrovacesa, S.A. for which we paid €44 million. Following this transaction, at December 31, 2013, we held an ownership interest of 36.82% in the share capital of Metrovacesa, S.A.

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

As a result of these transactions, SHUSA, the New Investors (indirectly through Auto Finance Holdings) and Mr. Dundon (indirectly through DDFS and DFS Sponsor Investments LLC) owned approximately 65%, 24% and 11% of the common stock of SCUSA, respectively. Also on December 31, 2011, SHUSA, SCUSA, Auto Finance Holdings, DDFS, Thomas G. Dundon and Banco Santander, S.A. entered into a shareholders’ agreement (the “Shareholders’ Agreement”). The Shareholders’ Agreement provides each of SHUSA, DDFS and Auto Finance Holdings with certain board representation, governance, registration and other rights with respect to their ownership interests in SCUSA. Subject to the terms and conditions of the Shareholders’ Agreement, SHUSA, Auto Finance Holdings and DDFS jointly manage SCUSA and share control over it.

Pursuant to the Shareholders’ Agreement, depending on SCUSA’s performance during 2014 and 2015, if SCUSA exceeds certain performance targets, SCUSA may be required to pay up to $595.0 million in favor of SHUSA. If SCUSA does not meet such performance targets during 2014 and 2015, SCUSA may be required to make a payment to Auto Finance Holdings of up to the same amount.

The Shareholders’ Agreement also provides that each of Auto Finance Holdings and DDFS will have the right to sell, and SHUSA will be required to purchase, their respective shares of SCUSA common stock, at its then fair market value, and Auto Finance Holdings and DDFS, if applicable, will receive the payment referred to above at that time (i) at the fourth, fifth and seventh anniversaries of the closing of the investments, unless an initial public offering of SCUSA common stock has been previously consummated or (ii) in the event there is a deadlock with respect to certain specified matters which require the approval of the board of directors or shareholders of SCUSA. See “Information on the Company—A. History and development of the company—Principal Capital Expenditures and Divestitures—Recent events — Santander Consumer USA successfully completed its initial public offering”

Offer to exchange subordinated debt instruments for non-subordinated debt instruments

On November 15, 2011, we announced an offer (“the Offer”) to holders of certain securities (the “Existing Securities”), to exchange Existing Securities for new securities to be issued (the “New Securities”).

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

According to the updated calculations, the additional capital required for Grupo Santander amounted to €15,302 million versus the €14,971 million published by the EBA on October 26, 2011, which was based on estimated figures for September 30, 2011. This amount was reached as follows: (i) €6,829 million of Valores Santander, which have to be converted into shares before October 2012; (ii) €1,943 million through the exchange of preferred shares for ordinary new shares; (iii) €1,660 million through the application of the Santander Dividendo Elección program (scrip dividend) at the time of the final dividend corresponding to fiscal year 2011; and (iv) €4,890 million through organic capital generation and the transfer of certain stakes, mainly in Chile and Brazil.

Capital Increases

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

As of December 31, 2013, our capital had increased by 1,012,240,738 shares, or 9.81% of our total capital as of December 31, 2012, to 11,333,420,488 shares as a result of the following transactions:

•	Scrip Dividend: On January 30, 2013, April 30, 2013, July 31, 2013 and October 31, 2013, we issued 217,503,395 shares, 270,917,436 shares, 282,509,392 shares and 241,310,515 shares (2.06%, 2.51%, 2.55%, and 2.13% of the share capital, respectively), giving rise to capital increases of €108,751,697.50, €135,458,718, €141,254,696 and €120,655,257.50, respectively.

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

With respect to the recognition of the impact of those Royal Decree-Laws on our IFRS-IASB consolidated financial statements for 2012, we continued to apply our procedure with regard to Spanish regulatory requirements related to the loan provision and to the valuation of foreclosed assets, i.e. we compared the amount of the provisions for loans and foreclosed assets to be recognized at year end calculated pursuant to IFRSs (obtained from internal models for credit loss provisions and from external valuations and other evidence for foreclosed assets and assets received in payment of loans) with the amount of the provisions required by the Spanish regulatory requirements including Royal Decree-Laws in order to ascertain whether the difference between the two amounts was not material in relation to our consolidated financial statements as a whole and, accordingly, did not require any adjustment to be made for the preparation of the consolidated financial statements under IFRS-IASB.

The difference between loan loss provisions and provisions for foreclosed assets calculated using internal models and external valuations and those calculated under Spanish regulatory requirements was not material as of December 31, 2012.

Financial assistance to recapitalize the Spanish Banking Sector

1. Assessment of balance sheets

In 2012, in order to strengthen the credibility and confidence of the banks, an expert and independent assessment was conducted on all loans granted to the private resident sector, both to households (including mortgages) as well as to SMEs and all other non-financial companies.

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

The main results from the analysis were the following:

•	Seven banking groups, which accounted for 62% of the credit portfolio analyzed had no capital needs (Group 0). Among those banks is Grupo Santander.

•	The four groups in which the FROB (Fund for the Orderly Restructuring of the Banking Sector) had a holding (Group 1) accounted for 86% of the sector’s capital needs.

•	The rest of banks with capital needs, after presenting their recapitalization plans, formed Group 2 if they needed state aid and Group 3 if they obtained the funds by themselves.

In the adverse scenario, it was estimated that Banco Santander would be able to raise its capital ratio (from 9.7% to 10.8%) and to have a significant capital surplus (€25.3 billion in 2014).

2. Loan request to European authorities.

On June 9, 2012, the Spanish Government announced that it intended to request a special loan from the European authorities that would be used exclusively to recapitalize the more vulnerable Spanish financial institutions, most of which were former savings banks.

The financial assistance was formally requested on June 25, 2012 and approved on July 20, 2012. The basic conditions are as follows:

•	Financial conditions: €100 billion credit line to the FROB with the guarantee of the Spanish state, an average maturity of 12.5 years, in preferential conditions and without having preference status over other debts.

•	Other conditions: (i) individual assistance for banks that require recapitalization with public funds, that have a restructuring plan within the state’s rules and that segregate their problematic assets; (ii) for each single entity the minimum core capital ratio is 9%.

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

In February 2013, following the review of the own funds that Sareb required, the aforementioned undertaking was reduced to €806 million, and the Group disbursed the remaining €44 million of capital and €108 million of subordinated debt.

4. Recapitalization and restructuring of the banks that needed state aid.

Following the review and approval of the recapitalization and restructuring plans of banks in need of capital (according to the Oliver Wyman report) by the Spanish and European authorities, the state aid that would be provided to each bank was determined. No state aid was determined to be necessary for Grupo Santander.

The capital to be injected by FROB into Group 1 banks amounted to €36,968 million. In December 2012, this amount was transferred from the European Stability Mechanism to FROB, together with €2.5 billion for FROB’s contribution to Sareb, which recapitalized these banks before the end of the year.

In the case of the four banks that comprise Group 2, FROB injected €1,865 million of capital. Two banks (in Group 3) in need of capital but which showed a capacity to cover their needs themselves did not receive state aid.

The total state aid for banks in need was €38,833 million, significantly below the €54 billion identified by Oliver Wyman for these banks. This lower amount was due to the losses assumed by hybrid instruments, the transfer of assets to Sareb and capital gains realized by the relevant banks.

The recapitalization of the financial sector enabled banks in need of capital to meet their targeted capital ratios.

In addition, and according to the aforementioned Memorandum of Understanding, a profound restructuring was underway in the eight banks receiving state aid, which must reduce their balance sheets before 2017.

The European Commission believes that these business reduction plans, which involve closures of branches and shedding of employees, strengthen the long-term viability of all these banks.

Recent Events

Scrip dividends

At its meeting of January 13, 2014, the Bank’s executive committee resolved to apply the Santander Dividendo Elección scrip dividend scheme on the dates on which the third interim dividend is traditionally paid, whereby the shareholders were offered the option of receiving an amount equivalent to said dividend, the gross amount of which was €0.152 per share, in shares or cash.

On January 30, 2014 we announced that the holders of 86.37% of the free allotment rights chose to receive new shares. Thus, the definitive number of ordinary shares of €0.5 of face value issued in the free-of charge capital increase was 227,646,659, corresponding to 2.01% of the share capital, and the amount of the capital increase was €113,823,329.50. The value of the remuneration corresponding to the holders of free allotment rights who have requested new shares amounts to €1,487,898,563.22. The shareholders holding the remaining 13.63% of the free allotment rights accepted the irrevocable undertaking to acquire free allotment rights assumed by Banco Santander. Consequently, Banco Santander acquired 1,544,614,122 rights for a total gross consideration of €234,781,346.54. Banco Santander waived the free allotment rights so acquired.

On April 10, 2014 we announced the information in connection with the flexible remuneration program Santander Dividendo Elección (scrip dividend scheme) to be applied to the final 2013 dividend. The shareholders were offered the option of receiving an amount equivalent to said dividend, the gross amount of which was €0.149 per share, in shares or cash.

Santander Consumer USA successfully completed its initial public offering

On January 23, 2014, the public offering of shares of Santander Consumer USA Holdings Inc. (SCUSA) was completed and SCUSA’s shares were admitted to trading on the New York Stock Exchange. The placement represented 21.6% of SCUSA’s share capital, of which 4% related to the holding sold by the Group. Following this sale, we hold 60.7% of the share capital of SCUSA. Both Sponsor Auto Finance Holdings Series LP (Sponsor Holdings) -an investee of funds controlled by Warburg Pincus LLC, Kohlberg Kravis Roberts & Co. L.P. and Centerbridge Partners L.P.- and DDFS LLC (DDFS) - a company controlled by Thomas G. Dundon, the Chief Executive Officer of SCUSA- also reduced their holdings.

Since the ownership interests of the former shareholders were reduced to below certain percentages, the prevailing shareholder agreement was terminated, pursuant to the terms and conditions established in said agreement. This termination has included, inter alia, the cancellation of the contingent payment to be made by SCUSA on the basis of its results in 2014 and 2015. It has also entailed the termination of the agreements whereby, SCUSA was controlled jointly by all the above and, as a result, it has begun to be controlled by us on the basis of the percentage held in its share capital.

Issuance of contingent perpetual preferred convertible securities

On March 5, 2014, we announced that the Executive Committee had resolved to carry out an issue of contingent perpetual preferred securities convertible into newly issued ordinary shares of the Bank (“PCCS”), excluding pre-emptive subscription rights and for a nominal value of up to €1.5 billion (the “Issue”). The Issue was carried out through an accelerated bookbuilding process and was targeted only at qualified investors.

The PCCS were issued at par and the interest thereon, the payment of which is subject to certain conditions and is at the discretion of the Bank, was set at 6.25% per annum for the first five years. After that, it will be reviewed by applying a margin of 541 basis points on the five-year Mid-Swap Rate.

On March 25, 2014, Bank of Spain qualified the PCCS as additional tier 1 under the new European rules on capital requirements set by European Regulation 575/2013. The PCCS are perpetual although they may be called under certain circumstances and would be converted into newly issued ordinary shares of Banco Santander if the common equity Tier 1 ratio of the Bank or its consolidated group, calculated in accordance with European Regulation 575/2013, were to fall below 5.125%. At present, the PCCS are traded on the Global Exchange Market of the Irish Stock Exchange.

Agreement for the acquisition of Getnet

On April 7, 2014, we announced the agreement reached for the acquisition, through Banco Santander (Brasil) S.A.’s investee company Santander Getnet Serviços para Meios de Pagamento Socidade Anónima, of 100% of the company Getnet Tecnologia Em Captura e Processamento de Transações H.U.A.H. (“Getnet”) for an amount of 1,104 million reais (approximately €353 million). Following the acquisition, Banco Santander (Brasil) S.A. will hold indirectly an 88.5% stake in Getnet. The transaction will have no significant impact on Grupo Santander’s shareholders’ equity.

Getnet specializes in the development and management of technological solutions and services for businesses with electronic transactions. The transaction gives continuity to the growth strategy in the acquiring business. Santander Getnet Serviços para Meios de Pagamento Socidade Anónima is a payment service provider company in which Santander Brasil and Getnet presently hold 50% each.

It is expected that the transaction (which is subject to regulatory authorization) will be concluded during the second half of 2014.

Offer to acquire 25% of Santander’s Brazilian subsidiary

On April 29, 2014 we have announced that Banco Santander’s board of directors has resolved to make an offer to acquire all shares of Banco Santander Brasil not already held by Grupo Santander, representing approximately 25% of Santander Brasil’s share capital. The transaction would be paid for with up to 665 million shares of Banco Santander (parent company), equivalent to The offer will be subject to customary conditions for this type of transaction, including the granting of the relevant regulatory authorizations and approval at Santander Brasil €4,686 million.

Santander Brazil would remain listed on the Sao Paulo stock exchange and Banco Santander’s shares (parent company) would be listed on that market as well.

The offer will be subject to customary conditions for this type of transaction, including the granting of the relevant regulatory authorizations and approval at Santander Brasil’s and Banco Santander’s general shareholders’ meeting.

B. Business overview

At December 31, 2013, we had a market capitalization of €73.7 billion, stockholders’ equity of €70.6 billion and total assets of €1,115.6 billion. We had an additional €125.2 billion in mutual funds, pension funds and other assets under management at that date. As of December 31, 2013, we had 58,383 employees and 6,160 branch offices in Continental Europe, 25,368 employees and 1,157 branches in the United Kingdom, 87,069 employees and 5,904 branches in Latin America, 9,741 employees and 706 branches in the United States and 2,397 employees in Corporate Activities (for a full breakdown of employees by country, see Item 6 of Part I, “Directors, Senior Management and Employees—D. Employees” herein).

We are a financial group operating principally in Spain, the United Kingdom, other European countries, Brazil and other Latin American countries and the United States, offering a wide range of financial products.

In Latin America, we have majority shareholdings in banks in Argentina, Brazil, Chile, Mexico, Peru, Puerto Rico and Uruguay.

Grupo Santander maintains the general criteria used in our 2012 Form 20-F, with the following exceptions:

1) In the Group’s financial statements

•	The change in International Accounting Standards 19 (IAS 19) requires that for periods beginning on or after January 1, 2013 actuarial gains and losses are immediately recognized against shareholders’ equity, without the possibility for deferred recognition through the income statement, as was done in the 2012 20-F and prior periods.

•	As a result of the envisaged disposal of the Santander UK card business formerly owned by GE, its results have been eliminated from the various lines of the income statement and recorded, net, in profit from discontinued operations.

2) In businesses

•	Spain was incorporated as a unit under the Continental Europe segment, including the branch networks of Santander, Banesto and Banif (merged in 2013), Global Wholesale Banking, Asset Management and Insurance and the Spain ALCO portfolio.

•	Spain’s run-off real estate became a unit within Continental Europe. This unit includes: loans from customers whose activity is mainly real estate development, which have a specially allocated management department in the Group; equity stakes in real estate companies and foreclosed assets.

3) Other adjustments

•	The annual adjustment was made to the Global Customer Relationship Model and resulted in a net increase of 60 new clients.

•	The wholesale businesses in Poland and Banesto, previously in retail banking, were incorporated to Global Wholesale Banking.

•	Corporate Activities was redefined due to funding allocation and transfer of real estate assets and their costs (already mentioned), as well as other reallocations of costs among units.

The financial statements of each business area have been drawn up by aggregating the Group’s basic operating units. The information relates to both the accounting data of the companies in each area as well as that provided by the management information systems. In all cases, the same general principles as those used in the Group are applied.

In accordance with the criteria established by IFRS-IASB, the structure of our operating business areas has been segmented into two levels:

First (or geographic) level. The activity of our operating units is segmented by geographical areas. This coincides with our first level of management and reflects our positioning in the world’s main currency areas.

The reported segments are:

•	Continental Europe. This covers all retail banking business, wholesale banking and asset management and insurance conducted in this region. This segment includes the following units: Spain, Portugal, Poland, Santander Consumer Finance (which includes the consumer business in Europe, including that of Spain, Portugal and Poland) and Spain’s run-off real estate.

•	United Kingdom. This includes retail and wholesale banking, asset management and insurance conducted by the various units and branches of the Group in the country.

•	Latin America. This embraces all the Group’s financial activities conducted via its subsidiary banks and subsidiaries. It also includes the specialized units of Santander Private Banking, as an independent and globally managed unit, and the Bank’s New York branch’s business.

•	United States. Includes the businesses of Santander Bank and Santander Consumer USA (accounted by the equity method).

Second (or business) level. This segments the activity of our operating units by type of business. The reported segments are:

•	Retail Banking. This area covers all customer banking businesses, including private banking (except those of Corporate Banking, managed through the Global Customer Relationship Model). Also included in this business area are the results of the hedging positions taken in each country within the scope of the relevant ALCO portfolio.

•	Global Wholesale Banking. This business reflects the revenues from global corporate banking, investment banking and markets worldwide including all treasuries managed globally, both trading and distribution to customers (after the appropriate distribution with Retail Banking customers), as well as equities business.

•	Asset Management and Insurance. This includes our units that design and manage mutual and pension funds and insurance. The Group uses and remunerates the distribution networks for marketing these products through cost- and profit-sharing arrangements. This means that the segment’s profit/loss on this business is the gross income net of the cost of distribution which is the remuneration paid to the network.

•	Spain’s run-off real estate. This unit includes loans to customers in Spain whose activity is mainly real estate development, equity stakes in real estate companies and foreclosed assets.

In addition to these operating units, which cover everything by geographic area and business, we continue to maintain a separate Corporate Activities area. This area incorporates the centralized activities relating to equity stakes in financial companies, financial management of the structural exchange rate position and of the Parent bank’s structural interest rate risk, as well as management of liquidity and of stockholders’ equity through issues and securitizations. As the Group’s holding entity, it manages all capital and reserves and allocations of capital and liquidity. It also incorporates the goodwill’s impairment but not the costs related to the Group’s central services except for corporate and institutional expenses related to the Group’s functioning.

For purposes of our financial statements and this annual report on Form 20-F, we have calculated the results of operations of the various units of the Group listed below using these criteria. As a result, the data set forth herein may not coincide with the data published independently by each unit individually.

First level (or geographic):

Continental Europe

Continental Europe includes all activities carried out in this region: retail banking, global wholesale banking, asset management and insurance, as well as Spain’s run-off real estate. During 2013, there were four main units within this area: Spain, Portugal, Poland and Santander Consumer Finance.

Continental Europe is the largest business area of Grupo Santander by assets. At the end of 2013, it accounted for 38.0% of total customer funds under management, 39.9% of total loans to customers and 18.0% of profit attributed to the Parent bank’s total operating areas.

The area had 6,160 branches and 58,383 employees (direct and assigned) at the end of 2013.

In 2013, this segment obtained attributable profit of €1,127 million, an increase of €3,872 million after the heavy impairment losses of Spain’s real estate portfolio in run-off accounted for in 2012. Return on equity (“ROE”) stood at 3.8%.

Spain

Our retail banking activity in Spain was carried out mainly through the branch networks of Santander, with support from an increasing number of automated cash dispensers, savings books updaters, telephone banking services, electronic and internet banking.

In order to consolidate the Group’s leadership in Spain and increase profitability and efficiency, Santander merged its two large retail networks (Santander and Banesto) and its private bank (Banif) in 2013. See “A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations”.

The integration of these units is progressing on schedule, and is even ahead of the initial forecasts in some areas. The process of branch concentration and optimization began in July 2013, together with optimization of staff. This part of the integration is running ahead of schedule and has begun to realize some of the projected cost synergies.

At the end of 2013, we had 4,067 branches and a total of 27,406 employees (direct and assigned), of which 2 were hired on a temporary basis.

In 2013, profit attributable to the Parent bank in Spain was €478 million, 44.6% less than in 2012, while the ROE was 4.0% (as compared to 6.3% in 2012). This decrease was mainly due to a 15.4% reduction in net interest income which reflects the decrease in volumes and the repricing of mortgages. The decrease in the cost of new deposits has not yet been passed on to all of the stock.

The units in Spain did business in 2013 in a complicated environment, although there were signs of improvement in the second half of the year when GDP ended eight quarters of falls (+0.1% in the third quarter and +0.3% in the fourth quarter of 2013). There was a marked improvement in financial conditions with a sharp decrease in the sovereign debt risk premium and the banking system gained in soundness with stronger solvency and liquidity ratios.

Nevertheless, the banking system continued to be affected by the process of business and household deleveraging, by interest rates at all-time lows (with the ECB main reference rate at 0.5%), and a non-performing ratio that was still rising.

In 2013, Spain’s lending decreased by 10.5%, customer funds under management fell by 2.2% with deposits decreasing 3.3%, marketable debt securities diminishing 65.7%, mutual funds growing by 28.7% and pension funds increasing by 8.0%. The activity reflected the priority in the last quarters of 2013 of reducing the cost of deposits and developing a policy to retain customers via mutual funds and savings-insurance products.

The non-performing loans (“NPL”) ratio was 7.49% compared to 3.84% at December 2012. This rise was due to several components: (i) the impact of deleveraging on the loan portfolio, including the cancellation of the public sector financing pursuant to a government program to pay suppliers’ pending invoices, and (ii) some deterioration in the loan portfolio, mainly in the companies segment and real estate mortgages to individuals. The coverage level decreased to 44.0% as compared to 50.0% at the end of 2012.

Portugal

Our main Portuguese retail and investment banking operations are conducted by Banco Santander Totta, S.A. (“Santander Totta”).

At the end of 2013, Portugal had 640 branches and 5,635 employees (direct and assigned), of which 53 employees were temporary.

In 2013, profit attributable to the Parent bank was €114 million, a 6.3% decrease from 2012, as a result of a higher tax charge. Nevertheless, pretax profits increased by 18.5% mainly due to a 51% drop in provisions after the large amount provisioned in the first quarter of 2012.

Santander Totta’s strategy remained focused on increasing linkage and improving the transaction levels of customers and defending spreads on deposits and loans. Management of bad loans also remained a strategic priority.

Lending continued to decline, although at a more moderate rate (-1% in the fourth quarter of 2013 and -5% for the whole year). At the end of 2013, customer funds under management declined 4.4% with deposits at €24,191 million, 1% more than a year earlier (-4% excluding repos), marketable debt securities diminishing 33.3%, mutual funds decreasing 32.0% and pension funds increasing 7.8%.

Santander Totta’s NPL ratio was 8.12% at December 31, 2013, up from 6.56% at December 31, 2012 because of the difficult macroeconomic environment. The ROE was 4.5%, as compared to 4.8% in 2012.

Poland

On April 1, 2011, we completed the acquisition of 96% of BZ WBK along with the 50% of BZ WBK Asset Management. The BZ WBK Group is now integrated into Grupo Santander, consolidating its results and business as of the second quarter of 2011. In February 2012, Banco Santander, S.A. and KBC Bank NV (KBC) reached an investment agreement for the merger of their subsidiaries in Poland, BZ WBK S.A. and Kredyt Bank S.A., which was put into effect in early 2013, after the necessary approval was received from the Polish financial supervisor (KNF).

On 22 March 2013, Banco Santander, S.A. and KBC completed the placement of all the shares owned by KBC and 5.2% of the share capital of Bank Zachodni WBK S.A. held by the Group in the market for €285 million, which gave rise to an increase of €292 million in Non-controlling interests.

The merger of BZ WBK and Kredyt Bank is one of the main focuses of management. The process is proceeding faster than envisaged, with a very effective cost management made possible by the efficiency measures taken and the implementation of the integration plan. All branches already have the same IT systems and display the same brand. This rebranding was aided by a marketing campaign across the country.

In two years, Santander has become the third largest bank in Poland in terms of loans and deposits (market shares of 7.4% and 8.4%, respectively). At the end of 2013, this unit had 12,363 employees (direct and assigned), of which 1,104 employees were temporary, and 830 branches.

In 2013, attributable profit was €334 million, 1.5% higher than 2012 impacted by the integration of Kredyt Bank and higher minority interests. Profit before minority interests was €447 million (+31.3%), with growth of more than 30% throughout the income statement. On a like-for-like basis (eliminating the perimeter effect of the integration of Kredyt Bank) and in local criteria, net profit was 3.9% higher.

Due to the integration of Kredyt Bank, customer loans increased 66.6% and customer funds under management grew by 56.3% with a 65.0% increase in deposits. The NPL ratio increased 3.12 percentage points to 7.84% also due to the integration of Kredyt Bank which had higher levels of non-performing loans. The ROE stood at 17.7% a 1.2 percentage points decrease from 18.9% in 2012.

Santander Consumer Finance

Our consumer financing activities are conducted through our subsidiary Santander Consumer Finance (SCF) and its group of companies. Most of the activity of SCF relates to auto financing, personal loans, credit cards, insurance and customer deposits. These consumer financing activities are mainly focused on Germany, Spain, Italy, Norway, Poland, Finland and Sweden. SCF also conducts business in Portugal, Austria and the Netherlands, among others.

At the end of 2013, this unit had 613 branches and 11,695 employees (direct and assigned), of which 1,446 employees were temporary.

In 2013, this unit generated €794 million in profit attributable to the Parent bank, a 9.6% increase from 2012, while the ROE reached 7.3% (as compared to 6.7% in 2012). The increase in profit attributable to the Parent bank is mainly explained by a 25% decrease in loan-loss provisions, which declined every quarter, bringing the cost of credit to the lowest level of the current economic cycle. This fall was mainly due to a decrease in NPL net entrees and a decline in the coverage ratio from 109.5% in 2012 to 105.3% in 2013.

Customer loans decreased by 1.2%, and customer funds under management increased by 8.8% mainly due to a 70.6% increase in marketable debt securities partially offset by a 3.2% decrease in customer deposits. The NPL ratio of 4.01% was in line with the figures in 2012 at 3.90% due to the previously mentioned decrease in customer loans and a 1.6% increase in NPL.

Spain real-estate run off

In order to enhance efficiency and specialization in the management of potentially problematic properties in Spain, we have reorganized the management of these assets under a unit that is separate from the units in which such assets were originated.

This unit focuses on: (i) managing real estate clients with whom the Groups holds potentially problematic exposures in order to reduce their exposure, and (ii) property and land management, which includes the sale of existing properties and, in certain cases, real estate development and subsequent marketing and sale.

At the end of 2013, this unit had 629 employees.

In 2013, this unit had €635 million of losses attributable to the Parent bank as compared to €4,768 million losses in 2012. The strong impairment losses accounted for during 2012, due to the deterioration of the real estate portfolio, stabilized in 2013.

United Kingdom

As of December 31, 2013, the United Kingdom accounted for 31.3% of the total customer funds under management of the Group’s operating areas. Furthermore it also accounted for 34.6% of total loans to customers and 18.4% of profit attributed to the Parent bank’s total operating areas.

Santander UK is focused on the United Kingdom. Around 83% of customer loans are prime mortgages for homes in the U.K. The portfolio of mortgages is of high quality, with no exposure to self-certified or subprime mortgages while buy to let loans represent around 1% of customer loans. At December 31, 2013, the loan to deposit ratio was 123%, 5 percentage points lower than at December 31, 2012. This was a consequence of the reduction of loans exceeding the outflow of customer deposits due to the deleveraging of the loan portfolio consistent with the market.

At the end of 2013, we had 1,157 branches and a total of 25,368 employees (direct and assigned) of which 394 employees were temporary, in the United Kingdom.

In 2013, Santander UK contributed €1,149 million profit attributable to the Parent bank (a 3.1% increase from 2012). The ROE was 8.8% (as compared to 7.8% in 2012). Net interest income rose 3.4% and costs increased 3.1%, absorbing the investments in businesses. Provisions fell 28.1%, due to the improved quality in retail and corporate businesses.

As of December 31, 2013, loans and advances to customers decreased by 7.3% and customer funds under management decreased 7.2%, with a 13.3% drop in marketable debt securities, a 3.6% decrease in customer deposits and a 30.7% decrease in mutual funds all as compared to December 31, 2012. The NPL ratio stood still at 1.98%.

Latin America

At December 31, 2013, we had 5,904 branches and 87,069 employees (direct and assigned) in Latin America, of which 1,683 were temporary employees. At that date, Latin America accounted for 26.3% of the total customer funds under management, 19.9% of total loans to customers and 52.1% of profit attributed to the Parent bank’s total operating areas.

Our Latin American banking business is principally conducted by the following banking subsidiaries:

	Percentage held at December 31, 2013		Percentage held at December 31, 2013

Banco Santander (Brasil), S.A.	75.25	Banco Santander, S.A. (Uruguay)	100.00

Banco Santander Chile	67.01	Banco Santander Puerto Rico	100.00

Banco Santander (Mexico), S.A., Institución de Banca Múltiple, Grupo Financiero Santander	75.08	Banco Santander Perú, S.A.	100.00

Banco Santander Río, S.A. (Argentina)	99.30

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

Profit attributable to the Parent bank from Latin America in 2013 was €3,257 million, a decrease of 23.6% (-16.3% excluding the exchange rate impact), while the ROE reached 13.8% (as compared to 19.2% in 2012). Net interest income fell by €224 million or 15.1% (-5.5% in constant currency), affected by lower spreads (mainly in Brazil due to the change of business mix). Operating expenses decreased by €419 million, however, excluding the exchange rate impact, expenses grew by 5.9% because of investments in business development, mainly in Mexico, and inflationary pressures. Loan-loss provisions declined €897 million or 12.2% (-1.4% in constant currency) due to the improvement in Brazil.

Detailed below are the performance highlights of the main Latin American countries in which we operate:

Brazil. Santander Brazil is the country’s third largest private sector bank by assets and the largest foreign bank in the country. At the end of 2013, the institution had 3,566 branches, 49,459 employees and 29.5 million customers.

During 2013, total loans declined 10.8%. Nevertheless, in local currency total loans rose 7.4%. During the year Santander Brazil’s strategy was to prioritize the growth of lower risk products, mainly of mortgage loans, where the market is still incipient, and large companies, the segments registering the largest growth. We also launched projects to increase commercial productivity, based on best practices identified in other Group units and we implemented measures to increase efficiency in order to keep cost increases below the expected inflation rate. On the other hand, consumer finance dropped in the last 12 months.

Profit attributable to the Parent bank from Brazil in 2013 was €1,577 million, a 27.9% decrease as compared to 2012 (-17.8% in local currency). This was mainly due to: (i) a decline in net interest income of 21% (9.9% in local currency), due to the portfolio’s mix change and the narrowing of spreads on loans, particularly from the shift toward products with lower spreads and also a reduced cost of credit, and (ii) a fall of 20.1% (8.9% in local currency) in loan loss provisions, which were lower for the third straight quarter. The ROE was 11.9% (as compared to 17.7% in 2012).

Deposits fell 12.0% (+6.1% in local currency, improving the growth rate from the beginning of the year). The NPL ratio was 5.64% at December 31, 2013 (6.86% at December 31, 2012).

Mexico. Banco Santander (Mexico), S.A., Institución de Banca Múltiple, Grupo Financiero Santander, is one of the leading financial services companies in Mexico. In the fourth quarter of 2013, Mexico acquired ING Hipotecaria, which consolidated the Bank as the country’s second largest mortgage provider. Santander is the fourth largest banking group in Mexico by business volume, with a market share in loans of 13.9% and 15.1% in deposits. As of December 31, 2013, we had a network of 1,258 branches, 14,804 employees and 10.5 million customers in Mexico.

Profit attributable to the Parent bank from Mexico in 2013 declined 29.3% to €713 million. Net interest income rose 5.7%, backed by dynamic business activity and spreads management and total income grew 8.0%. Operating expenses grew 9.6%, in line with the expansion plan (increase of 88 branches in 2013, +8%). Loan-loss provisions were 72.2% higher, mainly due to homebuilders as result of the deterioration of this sector. The ROE was 18.6% (as compared to 24.9% in 2012).

Loans increased 9.3% and customer funds under management up by 4.7% mainly due to an increase of 43.3% in marketable debt securities.

At December 31, 2013, the NPL ratio stood at 3.66% as compared to 1.94% at December 31, 2012, mainly impacted by homebuilders, which accounted for 1.51 percentage points of the rise in the NPL ratio, and by the entry of the ING portfolio in the fourth quarter of 2013, which has a higher NPL ratio than the recurring business.

Chile. Banco Santander Chile is the principal component of the largest financial group in Chile in terms of assets. As of December 31, 2013, we had 493 branches, 12,290 employees and more than 3.5 million customers and market shares of 19.1% in loans and 16.8% in deposits.

Profit attributable to the Parent bank from Chile decreased 11.2% in 2013 to €435 million (a 6.6% decrease as compared to 2012 in local currency), mainly due to higher operating expenses relating to branches and IT investments, and impairment losses relating to specific companies. For 2013, the ROE was 18.5%, the NPL ratio increased to 5.91%.

In 2013, customer loans decreased 3.0%, however in local currency there was an 11.2% increase. Customer deposits declined 6.3% (+7.4% in local currency).

Argentina. Santander Río is the country’s leading private sector bank in terms of assets, customer funds and results, with market shares of 9.1% in lending and 9.6% in savings at December 2013. At that date, it had 377 branches, 6,874 employees and 2.5 million customers.

During the year, lending and deposits decreased 2.0% and 6.1%, respectively. Nevertheless, in local currency lending rose 35%, with notable growth in SMEs and companies, both above 50% and deposits grew 30% (+24% in demand and +42% in time).

Profit attributable to the Parent bank was €333 million, 2.0% higher (26.3% in local currency). At the end of 2013, the ROE was 39.4%, NPL ratio was 1.42%.

Uruguay. Santander is the largest private sector bank in the country, with a market share in lending of 18.0% and 15.3% in deposits. Overall, the Group had 85 branches, 1,194 employees and 450,000 customers at December 31, 2013.

Profit attributable to the Parent bank was €53 million in 2013, 14.3% higher than in 2012 (an 18.8% increase in local currency) due to the growth in net interest income and fee income of 8.4% and 14.8%, respectively.

Puerto Rico. As of December 31, 2013 Santander Puerto Rico had 115 branches, 1,493 employees, 415,000 customers and market shares of 11.1% in loans and 13.7% in deposits.

Profit attributable to the Parent bank from Puerto Rico in 2013 was €77 million, a 36.1% increase as compared to 2012 (a 40.7% increase in U.S. dollars). The NPL ratio was 6.29%, after improving 85 basis points due to the rebalancing of credit portfolios and the positive performance of the commercial portfolio.

Peru. As of December 31, 2013, Banco Santander Perú, S.A. had 1 branch and 117 employees. The unit’s activity is focused on companies and on the Group’s global customers. A new auto finance company began to operate in 2013, together with a well-known international partner with considerable experience in Latin America. The company has a specialized business model, focused on service and with products that enable customers to acquire any brand of new car from any dealer in Peru.

Profit attributable to the Parent bank from Peru was €19 million in 2013, 21.2% higher than in 2012, (a 28.1% increase in local currency).

United States

The U.S. segment includes Santander Holdings USA (SHUSA), a bank holding company with two distinct lines of business: retail banking, via its subsidiary Santander Bank, and consumer finance business through its stake in Santander Consumer USA Inc. (SCUSA).

On October 17, 2013, Sovereign Bank changed its name to Santander Bank, successfully completing the rebranding. Santander Bank, with 706 branches, 2,074 ATMs, 1.7 million customer-households and 9,741 employees at December 31, 2013, is developing a business model focused on retail customers and companies.

SCUSA specializes in consumer finance, mainly auto finance. At December 31, 2013, our stake in the company was recorded by the equity method. In the first quarter 2014, SCUSA completed an initial public offering of shares at a price of $24 per share, and is now listed on the New York Stock Exchange. Demand was 10 times higher than the offering, valuing the company at $8.3 billion. After this transaction, we retain a 60.7% stake; as a result, since 2014 we are fully consolidating SCUSA’s financial statements.

In February 2013, SCUSA entered into a ten-year agreement with Chrysler Group LLC whereby we originate private-label loans and leases under the Chrysler Capital brand (“Chrysler Capital”) to facilitate Chrysler vehicle retail sales.

The U.S. segment accounted for 4.4% of the total customer funds under management, 5.6% of total loans to customers and 11.6% of profit attributed to the Parent bank’s total operating areas.

The U.S. segment obtained attributable profit of €725 million in 2013, which was 9.9% less than in 2012 (7.1% less in local currency). This reduction was due to: (i) lower net interest income (-16.9%) due to reduced volumes and the sale of part of the investment portfolio, (ii) higher costs (6.5%) related to the rebranding and investments to improve the IT infrastructure and (iii) greater regulatory pressure that resulted in reduced fee income and higher compliance costs, which was only partially offset by a sharp reduction in impairment losses on financial assets, which had net release of €4 million, due to the high credit quality.

For 2013, ROE was 12.4% and the NPL ratio was 2.23%, which represents a 3.0 and 0.06 percentage points reduction from 2012, respectively.

Second or business level:

Retail Banking

Profit attributable to the Parent bank of retail banking in 2013 was €5,077 million, 13.8% lower as compared to 2012. The results were due to: (i) lower interest income (-11.5%) in an environment of reduced business and low interest rates in mature markets and change of business mix in emerging markets, (ii) partly offset by lower impairment losses for financial assets (-22.0%) and costs (-1.6% or +4.4% deducting the exchange rate impact) growing below the inflation rate.

Retail Banking generated in 2013 88% of the operating areas’ total income and 81.1% of profit attributable to the Parent bank. This segment had 170,971 employees as of December 31, 2013, of which 4,682 were temporary.

By geographic area, the main features in 2013 were as follows:

•	Continental Europe posted a profit before minority interests 3.7% higher than in 2012, due to lower provisions and, to a lesser extent, the perimeter effect (integration of Kredyt Bank in Poland). Attributable profit was down 3.1% due to an increase in Poland’s minority interests.

•	Attributable profit in the U.K. increased 18.4%, backed by an increase in net interest income (+2.5%), and reduced provisions (-30.5%).

•	Latin America’s attributable profit decreased 27.5%, due to a 15.9% decrease in net interest income due to lower spreads which was partially offset by lower provisions (-14.9%).

•	Attributable profit in the U.S. dropped 10.5% because of an 18.3% decrease in total income due to a reduction in net interest income and in the size of the portfolio and higher costs (+6.2%) due to rebranding and technology investment. Net releases of provisions for credit losses partially offset the decreasing income.

Global Wholesale Banking

This area covers our corporate banking, treasury and investment banking activities throughout the world.

Santander Global Banking and Markets conducted its business in an environment of markets that were more stable and with increased regulatory requirements. This segment contributed 12.6% of the operating areas’ total income and 24.0% of profit attributable to the Parent bank in 2013. Profit attributable to the Parent bank in 2013 by Global Wholesale Banking decreased by 21.3% to €1,504 million, primarily due to higher minority interests in the Latin American units, the depreciation of their currencies and, above all, higher loan-loss provisions (+126.7%) mainly in Spain and Mexico. In Spain, the increase in loan loss provisions was related to specific companies, and in Mexico mainly to homebuilders due to the deterioration of this sector. Those increases were partially offset by the solid revenues and the management of costs. This segment had 7,165 employees as of December 31, 2013, of which 2 were temporary.

Santander is present in global transaction banking (which includes cash management, trade finance and basic financing and custody), in corporate finance (comprising mergers and acquisitions, equity capital markets and investment solutions for corporate clients via derivatives), in credit markets (which include origination and distribution of corporate loans or structured finance, bond origination and securitization teams and asset and capital structuring) and in global markets (which include the sale and distribution of fixed income and equity derivatives, interest rates and inflation, the trading and hedging of exchange rates, short-term money markets for the Group’s wholesale and retail clients, management of books associated with distribution, brokerage of equities, and derivatives for investment and hedging solutions).

Asset Management and Insurance

This segment comprises all of our companies whose activity is the management of mutual and pension funds and insurance.

In July 2012, we reached an agreement with Abbey Life Insurance ltd., a subsidiary of Deustche Bank AG, to reinsure the entire individual life risk portfolio of the insurance companies in Spain and Portugal. This transaction generated extraordinary gross results of €435 million accounted as other operating income under the Corporate Activities segment.

In December 2012, Santander agreed a strategic alliance with the insurer Aegon to boost its bancassurance business in Spain through commercial networks. The transaction closed in 2013 and resulted in a capital gain for the Group of €385 million. The agreement does not affect savings, auto and health insurance, which Santander continues to manage.

See “A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations”.

In 2013, this segment accounted for 1.9% of total income and 5.0% of profit attributable to the Parent bank. Profit attributable to the Parent bank by Asset Management and Insurance was €312 million in 2013 or 22.3% lower than in 2012. Excluding the corporate insurance transactions recorded in 2012 (reinsurance of life-risk assurance operations in Spain and Portugal) and the strategic alliance in bancassurance in Spain, attributable profit would have been 7.1% lower in 2013 after eliminating the exchange rate impact. This segment had 1,795 employees at the end of 2013, of which 13 were temporary.

Asset Management

Attributable profit in 2013 was €80 million, 27.2% lower than in 2012, following a decrease of 4.6% in total income affected by exchange rates, higher costs. Excluding the exchange rate impact, gross income was virtually unchanged (-0.6%) and attributable profit dropped 23.8%.

In December 2013, we closed a strategic agreement with Warburg Pincus and General Atlantic to drive our global business through improvements in the range of products and services and strengthen institutional business where there is a high growth potential. See “A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations”.

At December 31, 2013, the total volume of managed funds was €156,400 million, (+2% year-on-year and +8% eliminating the exchange rate impact). Of this, €104,200 million were mutual and pension funds, €9 billion were client portfolios other than funds, including institutional mandates. The rest was management mandates on behalf of other Group units.

Insurance

Santander Insurance posted attributable profit in 2013 of €233 million, 20.5% less than in 2012, following the corporate transaction in Spain and Portugal. Eliminating this effect and the impact of exchange rates, attributable profit was almost the same (-1.0%).

Including the fees paid to the networks, the insurance business generated total revenues of €2,641 million for the Group (3.7% less year-on-year; +4.2% at constant perimeter and exchange rates). The total result for the Group (income before taxes of insurers and brokers plus fee income paid to the networks) was €2,510 million (-3.8% year-on-year; +4.3% at constant perimeter and exchange rates).

Spain’s run-off real estate

This segment focuses on: (i) managing real estate clients with whom the Group holds potentially problematic exposures in order to reduce their exposure, and (ii) property and land management, which includes the sale of existing properties and, in certain cases, real estate development and subsequent marketing and sale.

At the end of 2013, this segment had 629 employees.

In 2013, this segment had €635 million of losses attributable to the Parent bank as compared to €4,768 million losses in 2012. The strong impairment losses accounted for during 2012, due to the deterioration of the real estate portfolio, stabilized in 2013.

Corporate Activities

At the end of 2013, this area had 2,397 employees (direct and assigned) of which 1,577 were temporary.

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

The Corporate Activities area had a loss of €1,888 million in 2013, a 65.3% increase as compared to 2012. This decrease was primarily due to greater provisions and impairment losses, and higher interest, which were charges partially offset by trading gains and gains on corporate transactions.

Within corporate activities, the financial management area conducts the global functions of balance sheet management, both structural interest rate and liquidity risk management (the latter via issues and securitizations), as well as the structural position of exchange rates:

•	Interest rate risk is actively managed by taking market positions to soften the impact of interest rate changes on net interest income, and is done via bonds and derivatives of high credit quality and liquidity and low consumption of capital.

•	The objective of structural liquidity management is to finance the Group’s recurring activity in optimum conditions of maturity and cost, maintaining an appropriate profile (in volumes and maturities) by diversifying the funding sources.

•	Management of the exposure to exchange rate movements is also carried out on a centralized basis. This management (which is dynamic) is conducted through exchange-rate derivatives, seeking to optimize at all times the financial cost of hedging.

Meanwhile, and separately from the financial management described here, Corporate Activities manages all capital and reserves and allocations of capital to each of the units, as well as providing any liquidity that business units might need. The price at which these transactions are carried out is the market rate (euribor or swap) plus a risk premium.

Lastly, and more marginally, the equity stakes of a financial nature that the Group takes within its policy of optimizing investments are reflected in Corporate Activities.

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

As stated above under “Presentation of Financial and Other Information”, we have prepared our financial statements for 2013, 2012, 2011, 2010 and 2009 under IFRS-IASB.

Average Balance Sheet - Assets and Interest Income
	Year ended December, 31
ASSETS	2013			2012			2011
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in millions of euros, except percentages)
Cash and due from central banks
Domestic	6,590	54	0.82%	21,172	91	0.44%	8,436	187	2.22%
International	77,467	2,647	3.42%	75,572	2,602	3.44%	73,259	3,005	4.10%

	84,057	2,701	3.21%	96,744	2,693	2.78%	81,695	3,192	3.91%
Due from credit entities
Domestic	28,206	152	0.54%	25,257	136	0.54%	22,140	190	0.86%
International	56,983	614	1.08%	45,600	898	1.97%	53,123	871	1.64%

	85,189	766	0.90%	70,857	1,034	1.46%	75,263	1,061	1.41%
Loans and credits
Domestic	178,227	5,755	3.23%	198,643	7,332	3.69%	217,235	7,581	3.49%
International	519,037	34,450	6.64%	550,730	38,795	7.04%	511,964	39,089	7.64%

	697,264	40,205	5.77%	749,373	46,127	6.16%	729,199	46,670	6.40%
Debt securities
Domestic	55,497	2,113	3.81%	52,382	1,946	3.72%	42,293	1,458	3.45%
International	94,144	4,322	4.59%	96,910	5,147	5.31%	106,408	5,948	5.59%

	149,641	6,435	4.30%	149,292	7,093	4.75%	148,701	7,406	4.98%
Income from hedging operations
Domestic		85			211			378
International		125			472			(46)

		210			683			332
Other interest-earning assets
Domestic	60,673	677	1.12%	75,008	803	1.07%	48,716	779	1.60%
International	41,333	453	1.10%	47,902	357	0.75%	40,029	1,176	2.94%

	102,006	1,130	1.11%	122,910	1,160	0.94%	88,745	1,955	2.20%
Total interest-earning assets
Domestic	329,193	8,836	2.68%	372,462	10,520	2.82%	338,820	10,573	3.12%
International	788,964	42,611	5.40%	816,714	48,271	5.91%	784,783	50,044	6.38%

	1,118,157	51,447	4.60%	1,189,176	58,791	4.94%	1,123,603	60,617	5.39%
Investments in affiliated companies
Domestic	1,223	—	0.00%	1,147	—	0.00%	443	—	0.00%
International	3,632	—	0.00%	3,459	—	0.00%	546	—	0.00%

	4,855	—	0.00%	4,606	—	0.00%	989	—	0.00%
Total earning assets
Domestic	330,416	8,836	2.67%	373,609	10,520	2.82%	339,263	10,573	3.12%
International	792,596	42,611	5.38%	820,173	48,271	5.89%	785,329	50,044	6.37%

	1,123,012	51,447	4.58%	1,193,782	58,791	4.92%	1,124,592	60,617	5.39%

Other assets	91,187			92,815			103,259
Assets from discontinued operations	—			—			—

Total average assets	1,214,199	51,447		1,286,597	58,791		1,227,851	60,617

Average Balance Sheet - Liabilities and Interest Expense
	Year ended December, 31
	2013			2012			2011
LIABILITIES AND STOCKHOLDERS EQUITY	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate

Due to credit entities
Domestic	21,654	335	1.55%	55,339	761	1.38%	33,456	756	2.26%
International	107,956	1,635	1.51%	99,347	1,720	1.73%	113,182	2,107	1.86%

	129,610	1,970	1.52%	154,686	2,481	1.60%	146,638	2,863	1.95%
Customers deposits
Domestic	173,833	3,053	1.76%	153,399	2,850	1.86%	164,980	2,895	1.75%
International	458,506	11,752	2.56%	482,952	13,554	2.81%	451,710	13,924	3.08%

	632,339	14,805	2.34%	636,351	16,404	2.58%	616,690	16,819	2.73%
Marketable debt securities
Domestic	83,445	2,993	3.59%	95,054	3,175	3.34%	91,358	3,142	3.44%
International	105,509	3,886	3.68%	109,647	4,102	3.74%	104,749	3,288	3.14%

	188,954	6,879	3.64%	204,701	7,277	3.55%	196,107	6,430	3.28%
Subordinated debt
Domestic	8,547	496	5.80%	10,409	637	6.12%	15,321	752	4.91%
International	8,098	764	9.43%	10,830	1,013	9.35%	11,352	1,188	10.47%

	16,645	1,260	7.57%	21,239	1,650	7.77%	26,673	1,940	7.27%
Other interest-bearing liabilities
Domestic	75,386	962	1.28%	91,492	1,113	1.22%	68,103	1,242	1.82%
International	57,778	1,064	1.84%	63,062	684	1.08%	53,353	1,166	2.19%

	133,164	2,026	1.52%	154,554	1,797	1.16%	121,456	2,408	1.98%
Expenses from hedging operations
Domestic		(1,138)			(974)			(805)
International		(290)			234			368

		(1,428)			(740)			(437)
Total interest-bearing liabilities
Domestic	362,865	6,701	1.85%	405,693	7,561	1.86%	373,218	7,983	2.14%
International	737,847	18,811	2.55%	765,838	21,307	2.78%	734,346	22,042	3.00%

	1,100,712	25,512	2.32%	1,171,531	28,868	2.46%	1,107,564	30,025	2.71%

Other liabilities	31,830			33,954			42,200

Non-controlling interest	10,066			8,424			5,934

Stockholders’ Equity	71,591			72,688			72,153

Liabilities from discontinued operations	—			—			—

Total average Liabilities and Stockholders’ Equity	1,214,199	25,512		1,286,597	28,868		1,227,851	30,025

Changes in Net Interest Income—Volume and Rate Analysis

The following tables allocate, by domicile of customer, changes in our net interest income between changes in average volume and changes in average rate for 2013 compared to 2012 and 2012 compared to 2011. We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. You should read the following tables and the footnotes thereto in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”, and the footnotes thereto.

Volume and rate analysis	IFRS-IASB 2013/2012
	Increase (Decrease) due to changes in
	Volume	Rate	Net change
	(in millions of euros)

Interest income
Cash and due from central banks
Domestic	(87)	50	(37)
International	65	(20)	45

	(22)	30	8
Due from credit entities
Domestic	16	—	16
International	188	(472)	(284)

	204	(472)	(268)
Loans and credits
Domestic	(711)	(866)	(1,577)
International	(2,168)	(2,177)	(4,345)

	(2,879)	(3,043)	(5,922)
Debt securities
Domestic	118	49	167
International	(144)	(681)	(825)

	(26)	(632)	(658)
Other interest-earning assets
Domestic	(159)	33	(126)
International	(54)	150	96

	(213)	183	(30)
Total interest-earning assets without hedging operations
Domestic	(823)	(734)	(1,557)
International	(2,113)	(3,200)	(5,313)

	(2,936)	(3,934)	(6,870)
Income from hedging operations
Domestic	(127)	—	(127)
International	(347)	—	(347)

	(474)	—	(474)
Total interest-earning assets
Domestic	(950)	(734)	(1,684)
International	(2,460)	(3,200)	(5,660)

	(3,410)	(3,934)	(7,344)

Volume and rate analysis	IFRS-IASB 2012/2011
	Increase (Decrease) due to changes in
	Volume	Rate	Net change
	(in millions of euros)
Interest income
Cash and due from central banks
Domestic	134	(230)	(96)
International	92	(496)	(404)

	226	(726)	(500)
Due from credit entities
Domestic	24	(78)	(54)
International	(134)	160	26

	(110)	82	(28)
Loans and credits
Domestic	(670)	422	(248)
International	2,847	(3,141)	(294)

	2,177	(2,719)	(542)
Debt securities
Domestic	368	120	488
International	(515)	(287)	(802)

	(147)	(167)	(314)
Other interest-earning assets
Domestic	334	(310)	24
International	195	(1,014)	(819)

	529	(1,324)	(795)
Total interest-earning assets without hedging operations
Domestic	190	(76)	114
International	2,485	(4,778)	(2,293)

	2,675	(4,854)	(2,179)

Income from hedging operations
Domestic	(167)	—	(167)
International	518	—	518

	351	—	351
Total interest-earning assets
Domestic	23	(76)	(53)
International	3,003	(4,778)	(1,775)

	3,026	(4,854)	(1,828)

Volume and rate analysis	IFRS-IASB 2013/2012
	Increase (Decrease) due to changes in
	Volume	Rate	Net change
	(in millions of euros)
Interest charges

Due to credit entities	(511)	85	(426)
Domestic	141	(226)	(85)

International	(370)	(141)	(511)

Customers’ deposits	365	(162)	203
Domestic	(664)	(1,138)	(1,802)

International	(299)	(1,300)	(1,599)

Marketable debt securities	(406)	224	(182)
Domestic	(153)	(63)	(216)

International	(559)	161	(398)

Subordinated debt	(109)	(32)	(141)
Domestic	(258)	9	(249)

International	(367)	(23)	(390)

Other interest-bearing liabilities	(204)	54	(150)
Domestic	(62)	442	380

International	(266)	496	230

Total interest-bearing liabilities without hedging operations	(865)	169	(696)
Domestic	(996)	(976)	(1,972)

International	(1,861)	(807)	(2,668)

Expenses from hedging operations	(164)	—	(164)
Domestic	(524)	—	(524)

International	(688)	—	(688)

Total interest-bearing liabilities	(1,029)	169	(860)
Domestic	(1,520)	(976)	(2,496)

International	(2,549)	(807)	(3,356)

	IFRS-IASB 2012/2011
	Increase (Decrease) due to changes in
	Volume	Rate	Net change
	(in millions of euros)
Interest charges

Due to credit entities
Domestic	373	(368)	5
International	(246)	(141)	(387)

	127	(509)	(382)
Customers deposits
Domestic	(210)	165	(45)
International	925	(1,296)	(371)

	715	(1,131)	(416)
Marketable debt securities
Domestic	125	(92)	33
International	160	655	815

	285	563	848
Subordinated debt
Domestic	(275)	159	(116)
International	(53)	(122)	(175)

	(328)	37	(291)
Other interest-bearing liabilities
Domestic	353	(482)	(129)
International	184	(667)	(483)

	537	(1,149)	(612)
Total interest-bearing liabilities without hedging operations
Domestic	366	(618)	(252)
International	970	(1,571)	(601)

	1,336	(2,189)	(853)
Expenses from hedging operations
Domestic	(169)	—	(169)
International	(134)	—	(134)

	(303)	—	(303)
Total interest-bearing liabilities
Domestic	197	(618)	(421)
International	836	(1,571)	(735)

	1,033	(2,189)	(1,156)

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

	IFRS-IASB
Earning Assets - Yield Spread	Year Ended December 31,
	2013	2012	2011
	(in millions of euros, except percentages)

Average earning assets
Domestic	330,416	373,609	339,264
International	792,596	820,173	785,329

	1,123,012	1,193,782	1,124,593
Interest
Domestic	8,836	10,520	10,573
International	42,611	48,271	50,044

	51,447	58,791	60,617
Net interest income (1)
Domestic	2,135	2,959	2,591
International	23,800	26,964	28,002

	25,935	29,923	30,594
Gross yield (2)
Domestic	2.67%	2.82%	3.12%
International	5.38%	5.89%	6.37%

	4.58%	4.92%	5.39%
Net yield (3)
Domestic	0.65%	0.79%	0.76%
International	3.00%	3.29%	3.57%

	2.31%	2.51%	2.72%
Yield spread (4)
Domestic	0.83%	0.95%	0.98%
International	2.83%	3.10%	3.37%

	2.26%	2.46%	2.68%

(1)	Net interest income is the net amount of interest and similar income and interest expense and similar charges. See “Income Statement” on page 11.
(2)	Gross yield is the quotient of interest income divided by average earning assets.
(3)	Net yield is the quotient of net interest income divided by average earning assets.
(4)	Yield spread is the difference between gross yield on earning assets and the average cost of interest-bearing liabilities. For a discussion of the changes in yield spread over the periods presented, see “Item 5. Operating and Financial Review and Prospects—A. Operating results—Results of Operations for Santander—Interest Income / (Charges)” herein.

Return on Equity and Assets

The following table presents our selected financial ratios for the years indicated.

	Year Ended December 31,
	2013	2012	2011
ROA: Return on average total assets	0.45%	0.24%	0.50%
ROE: Return on average stockholders’ equity	6.10%	2.91%	7.12%
PAY-OUT: Dividends per average share as a percentage of net attributable income per average share (*)	20.07%	46.30%	38.72%

Average stockholders’ equity as a percentage of average total assets	5.90%	5.65%	5.88%

(*)	The pay-out ratio does not include in the numerator the amounts paid under the Santander Dividendo Elección program (scrip dividends) which are not dividends paid on account of the net attributable income of the period. Such amounts equivalent to dividends are €5,898 million, €5,066 million and €3,196 million, for 2013, 2012 and 2011, respectively. The pay-out ratio for 2013 is an estimate that includes the part of the final dividend expected to be paid in cash in May 2014.

Interest-Earning Assets

The following table shows, by domicile of customer, the percentage mix of our average interest-earning assets for the years indicated. You should read this table in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”, and the footnotes thereto.

Interest-earning assets

	IFRS-IASB Year Ended December 31,
	2013	2012	2011

Cash and due from Central Banks
Domestic	0.58%	1.78%	0.75%
International	6.93%	6.35%	6.52%

	7.51%	8.13%	7.27%
Due from credit entities
Domestic	2.52%	2.12%	1.97%
International	5.10%	3.83%	4.73%

	7.62%	5.95%	6.70%
Loans and credits
Domestic	15.94%	16.70%	19.33%
International	46.42%	46.32%	45.56%

	62.36%	63.02%	64.89%
Debt securities
Domestic	4.96%	4.40%	3.76%
International	8.42%	8.15%	9.47%

	13.38%	12.55%	13.23%
Other interest-earning assets
Domestic	5.43%	6.31%	4.34%
International	3.70%	4.04%	3.57%

	9.13%	10.35%	7.91%
Total interest-earning assets
Domestic	29.43%	31.31%	30.15%
International	70.57%	68.69%	69.85%

	100.00%	100.00%	100.00%

The following tables show our short-term funds deposited with other banks at each of the dates indicated.

	IFRS-IASB Year Ended December 31,
	2013	2012	2011	2010	2009
	(in millions of euros)
Reciprocal accounts	1,858	1,863	2,658	1,264	713
Time deposits	16,284	15,669	11,419	13,548	21,382
Reverse repurchase agreements	29,702	25,486	10,647	36,721	29,490
Other accounts	27,120	30,882	27,002	28,322	28,252

	74,964	73,900	51,726	79,855	79,837

Of which impairment allowances	(37)	(30)	(36)	(17)	(26)

Investment Securities

At December 31, 2013, the book value of our investment securities was €142.2 billion (representing 13% of our total assets). These investment securities had a yield of 4.23% in 2013 compared with a yield of 4.69% in 2012, and a yield of 4.61% in 2011. Approximately €32.9 billion, or 23.1%, of our investment securities at December 31, 2013 consisted of Spanish Government and government agency securities. For a discussion of how we value our investment securities, see Note 2 to our consolidated financial statements.

The following tables show the book values of our investment securities by type and domicile of counterparty at each of the dates indicated.

	IFRS-IASB Year Ended December 31,
	2013	2012	2011
	(in millions of euros)
Debt securities
Domestic-
Spanish Government	31,160	35,380	37,698
Other domestic issuer:
Public authorities	1,720	1,761	1,611
Other domestic issuer	11,752	10,046	8,409

Total domestic	44,632	47,187	47,718
International-
United States:
U.S. Treasury and other U.S. Government agencies	2,620	132	514
States and political subdivisions	1,653	6,941	1,420
Other securities	5,945	7,648	11,115

Total United States	10,218	14,721	13,049
Other:
Governments	55,387	60,149	58,619
Other securities	22,416	19,431	24,647

Total Other	77,803	79,580	83,266

Total International	88,021	94,301	96,315
Less- Allowance for credit losses	(207)	(144)	(251)
Total Debt Securities	132,446	141,344	143,782
Equity securities
Domestic	3,449	3,802	3,574
International-
United States	951	1,417	1,283
Other	5,388	5,503	5,376

Total international	6,339	6,920	6,659
Total Equity Securities	9,788	10,722	10,233
Total Investment Securities	142,234	152,066	154,015

The following table sets out the aggregate book value and aggregate market value of the securities of single issuers, other than the Government of the United States, which exceeded 10% of our stockholders’ equity as of December 31, 2013 (and other debt securities with aggregate values near to 10% of our stockholders’ equity).

	Aggregate as of December 31, 2013
	Book value	Market value
	(in millions of euros)
Debt securities:
Exceed 10% of stockholders’ equity:
Spanish Government and public authorities	32,880	32,880
Near 10% of stockholders’ equity:
LCH Clearnet Group Limited	6,374	6,374

The following table shows the maturities of our debt securities (before impairment allowances) as of December 31, 2013.

	Year Ended December 31, 2013
	Maturing Within 1 Year	Maturing Between 1 and 5 Years	Maturing Between 5 and 10 Years	Maturing After 10 Years	Total
Debt securities	(in millions of euros)
Domestic:
Spanish Government	4,055	5,130	14,871	7,104	31,160
Other domestic issuer:
Public authorities	323	1,328	63	6	1,720
Other domestic issuer	771	6,999	1,432	2,550	11,752

Total domestic	5,149	13,457	16,366	9,660	44,632
International:
United States:
U.S. Treasury and other U.S. Government agencies	777	511	69	1,263	2,620
States and political subdivisions	181	83	84	1,305	1,653
Other securities	312	2,038	934	2,661	5,945

Total United States	1,270	2,632	1,087	5,229	10,218
Other:
Governments	19,202	25,934	6,489	3,762	55,387
Other securities	5,901	9,887	4,604	2,024	22,416

Total Other	25,103	35,821	11,093	5,786	77,803

Total International	26,373	38,453	12,180	11,015	88,021

Total debt investment securities	31,522	51,910	28,546	20,675	132,653

Loan Portfolio

At December 31, 2013, our total loans and advances to customers equaled €693.8 billion (62.2% of our total assets). Net of allowances for credit losses, loans and advances to customers equaled €668.9 billion at December 31, 2013 (60.0% of our total assets). In addition to loans, we had outstanding as of December 31, 2013, 2012, 2011, 2010 and 2009 €154.3 billion, €187.7 billion, €181.6 billion, €180.0 billion and €150.6 billion respectively, of undrawn balances available to third parties.

Loans by Geographic Area and Type of Customer

The following tables illustrate our loans and advances to customers (including securities purchased under agreement to resell), by domicile and type of customer, at each of the dates indicated.

	IFRS-IASB Year Ended December 31,
	2013	2012	2011	2010	2009
	(in millions of euros)
Loans to borrowers in Spain: (**):
Spanish Government	13,374	16,884	12,147	12,137	9,803
Commercial, financial, agricultural and industrial	47,583	61,527	65,935	67,940	70,137
Real estate and construction (*)	27,158	29,008	36,260	38,419	42,515
Other mortgages	62,180	63,886	69,297	74,462	68,866
Installment loans to individuals	8,668	12,775	12,964	15,985	20,070
Lease financing	3,372	3,857	5,043	6,195	7,534
Other	11,517	12,077	12,912	12,475	11,420

Total	173,852	200,014	214,558	227,613	230,345

Loans to borrowers outside Spain: (**):
Non-Spanish Governments	4,402	4,983	4,394	3,527	2,861
Commercial and industrial	209,820	217,358	225,961	217,747	174,763
Mortgage loans	275,739	290,825	296,330	269,893	249,065
Other	29,946	31,354	26,104	23,226	43,390

Total	519,907	544,520	552,789	514,393	470,079

Total loans and leases, gross	693,759	744,534	767,347	742,007	700,424
Allowance for loan losses (***)	(24,903)	(25,422)	(18,806)	(19,502)	(17,873)
Loans and leases, net of allowances	668,856	719,112	748,541	722,504	682,551

(*)	As of December 31, 2013, the portfolio of loans to real estate and construction companies included €12,105 million of loans, the proceeds of which were to be used for real estate purposes, defined in accordance with the Bank of Spain’s purpose-based classification guidelines, compared to €15,867 million of such loans in 2012.
(**)	Credit of any nature granted to credit institutions is included in the “Loans and advances to credit institutions” caption of our balance sheet.
(***)	Refers to loan losses of “Loans and Advances to customers”. See “Item 3. Key information - A. Selected Financial Data”.

At December 31, 2013, our loans and advances to associated companies and jointly controlled entities amounted to €1,331 million (see “Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions”). Excluding government-related loans and advances, the largest outstanding exposure to a single counterparty at December 31, 2013 was €3.2 billion (0.5% of total loans and advances, including government-related loans), and the five next largest exposures totaled €7.2 billion (1.1% of total loans, including government-related loans).

Maturity

The following table sets forth an analysis by maturity of our loans and advances to customers by domicile and type of customer as of December 31, 2013.

	Maturity
	Less than		One to five		Over five
	one year		years		years		Total
	Balance	% of Total	Balance	% of Total	Balance	% of Total	Balance	% of Total
	(in millions of euros, except percentages)
Loans to borrowers in Spain: (*)
Spanish Government	3,169	1.67%	5,446	3.34%	4,759	1.40%	13,374	1.93%
Commercial, financial, agriculture and industrial	18,728	9.87%	19,303	11.84%	9,552	2.80%	47,583	6.86%
Real estate and construction	2,276	1.20%	3,263	2.00%	21,619	6.34%	27,158	3.91%
Other mortgages	5,618	2.96%	4,806	2.95%	51,756	15.18%	62,180	8.96%
Installment loans to individuals	2,916	1.54%	3,747	2.30%	2,005	0.59%	8,668	1.25%
Lease financing	386	0.20%	2,013	1.23%	973	0.29%	3,372	0.49%
Other	7,569	3.99%	1,189	0.73%	2,759	0.81%	11,517	1.66%

Total borrowers in Spain	40,662	21.43%	39,767	24.38%	93,423	27.40%	173,852	25.06%

Loans to borrowers outside Spain: (*)
Non-Spanish Governments	1,651	0.87%	1,250	0.77%	1,501	0.44%	4,402	0.63%
Commercial and Industrial	103,361	54.47%	81,955	50.25%	24,504	7.19%	209,820	30.24%
Mortgage loans	22,397	11.80%	34,287	21.02%	219,055	64.25%	275,739	39.75%
Other	21,683	11.43%	5,821	3.57%	2,442	0.72%	29,946	4.32%

Total loans to borrowers outside Spain	149,092	78.57%	123,313	75.62%	247,502	72.60%	519,907	74.94%

Total loans and leases, gross	189,754	100.00%	163,080	100.00%	340,925	100.00%	693,759	100.00%

(*)	Credit of any nature granted to credit institutions is included in the “Loans and advances to credit institutions” caption of our balance sheet.

For roll-over not due to client´s financial difficulties, the analysis of the situation is performed under standard acceptance terms and a comprehensive review of the client.

Fixed and Variable Rate Loans

The following table sets forth a breakdown of our fixed and variable rate loans having a maturity of more than one year at December 31, 2013.

	Fixed and variable rate loans having a maturity of more than one year
	Domestic	International	Total
	(in millions of euros)
Fixed rate	21,904	145,514	167,419
Variable rate	111,286	225,301	336,587

Total	133,190	370,815	504,005

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

	2013		IFRS-IASB 2012		2011
		% of		% of		% of
		total		total		total
		assets		assets		assets
	(in millions of euros, except percentages)

OECD (1) (2) Countries:
Total OECD Countries	12,518	1.12%	19,325	1.52%	17,736	1.12%

Non-OECD Countries:
Total Latin American Countries (2) (3)	10,962	0.98%	10,861	0.86%	11,000	0.88%
Other Non-OECD	10,698	0.96%	7,418	0.58%	6,944	0.55%

Total Non-OECD	21,660	1.94%	18,279	1.44%	17,944	1.73%

Total	34,178	3.06%	37,604	2.96%	35,680	2.85%

(1)	The Organization for Economic Cooperation and Development.
(2)	Aggregate outstandings in any single country in this category do not exceed 0.75% of our total assets.
(3)	With regards to these cross-border outstandings, at December 31, 2013, 2012 and 2011, we had allowances for country-risk equal to €14.7 million, €8.5 million and €16.6 million, respectively. Such allowances for country-risk exceeded the Bank of Spain’s minimum requirements at such dates.

As of December 31, 2013, 2012 and 2011, we did not have any cross-border outstanding to any single borrower that exceeded 0.75% of total assets.

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

The detail at December 31, 2013 and 2012, by type of financial instrument, of the Group’s sovereign risk exposure to Europe’s peripheral countries and of the short positions held with them, taking into consideration the criteria established by the European Banking Authority (EBA) –explained in Note 54– is as follows:

Sovereign risk by country of issuer/borrower as of December 31, 2013 (*)
	Millions of euros
	Debt instruments						Derivatives (***)
	Financial assets held for trading and other financial assets at fair value through profit or loss	Short positions	Available- for-sale financial assets	Loans and receivables	Loans and advances to customers (**)	Total net direct exposure	Other than CDSs	CDSs
Spain	4,783	(2,079)	21,144	1,145	13,374	38,367	(153)	—
Portugal	148	—	2,076	—	583	2,807	—	—
Italy	2,571	(1,262)	77	—	—	1,386	—	2
Greece	—	—	—	—	—	—	—	—
Ireland	—	—	—	—	—	—	199	—

(*)	Information prepared under EBA standards. Also, there are government debt securities on the insurance companies’ balance sheets amounting to €5,645 million (of which €4,783 million, €654 million and €208 million relate to Spain, Portugal and Italy, respectively) and off-balance-sheet exposure other than derivatives –contingent liabilities and commitments– amounting to €1,884 million (€1,627 million, €118 million, €137 million and €2 million to Spain, Portugal, Italy and Ireland, respectively).
(**)	Presented without taking into account the valuation adjustments recognized (€20 million).
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Sovereign risk by country of issuer/borrower as of December 31, 2012 (*)
	Millions of euros
	Debt instruments						Derivatives (***)
	Financial assets held for trading and other financial assets at fair value through profit or loss	Short positions	Available- for-sale financial assets	Loans and receivables	Loans and advances to customers (**)	Total net direct exposure	Other than CDSs	CDSs
Spain	6,473	(2,070)	24,654	1,173	15,356	45,586	(234)	—
Portugal	—	—	1,684	—	616	2,300	—	1
Italy	353	(425)	76	—	—	4	—	—
Greece	—	—	—	—	—	—	—	—
Ireland	—	—	—	—	—	—	284	—

(*)	Information prepared under EBA standards. Also, there are government debt securities on the insurance companies’ balance sheets amounting to €4,276 million (of which €3,935 million, €156 million and €185 million relate to Spain, Portugal and Italy, respectively) and off-balance-sheet exposure other than derivatives –contingent liabilities and commitments– amounting to €2,578 million (€2,341 million, €33 million and €204 million to Spain, Portugal and Italy, respectively).
(**)	Presented without taking into account the valuation adjustments recognized (€20 million).
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

The detail of the Group’s other exposure to other counterparties (private sector, central banks and other public entities that are not considered to be sovereign risks) in the aforementioned countries as of December 31, 2013 and 2012 is as follows:

Exposure to other counterparties by country of issuer/borrower as of December 31, 2013 (*)
	Millions of euros
			Debt instruments			Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables			Other than CDSs	CDSs
Spain	816	7,451	3,148	7,826	1,804	160,478	181,523	1,981	(44)
Portugal	1,716	—	209	1,168	1,845	25,578	30,516	1,454	(1)
Italy	11	—	368	273	93	6,490	7,235	(115)	(2)
Greece	—	—	—	—	—	80	80	—	—
Ireland	—	—	229	360	259	507	1,355	1,031	—

(*)	Also, the Group has off-balance-sheet exposure other than derivatives –contingent liabilities and commitments– amounting to €48,659 million, €5,982 million, €2,717 million, €4 million and €93 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.
(**)	Presented excluding valuation adjustments and impairment losses recognized (€13,209 million).
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Exposure to other counterparties by country of issuer/borrower as of December 31, 2012 (*)
	Millions of euros
			Debt instruments					Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables	Loans and advances to customers (**)	Total net direct exposure	Other than CDSs	CDSs
Spain	1,218	11,471	2,598	7,225	1,130	184,658	208,300	7,180	(40)
Portugal	1,156	—	997	676	1,547	25,243	29,619	1,809	(4)
Italy	3	—	176	122	83	7,513	7,897	(2)	8
Greece	—	—	—	—	—	96	96	—	—
Ireland	—	—	146	414	179	481	1,220	344	—

(*)	Also, the Group has off-balance-sheet exposure other than derivatives –contingent liabilities and commitments– amounting to €63,101 million, €7,397 million, €3,234 million, €135 million and €224 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.
(**)	Presented excluding valuation adjustments and impairment losses recognized (€12,671 million).
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

The following table presents certain information on the notional amount of the CDSs as of December 31, 2013 and 2012 detailed in the foregoing tables:

12/31/13
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	1,735	2,277	(542)	(18)	(26)	(44)
Portugal	Sovereign	192	174	18	5	(5)	—
	Other	223	278	(55)	1	(2)	(1)
Italy	Sovereign	603	570	33	(1)	3	2
	Other	834	913	(79)	(2)	—	(2)
Greece	Sovereign	—	—	—	—	—	—
	Other	5	5	—	—	—	—
Ireland	Sovereign	4	4	—	—	—	—
	Other	6	6	—	—	—	—

12/31/12
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	2,202	2,952	(750)	3	(43)	(40)
Portugal	Sovereign	225	207	18	14	(13)	1
	Other	398	418	(20)	7	(11)	(4)
Italy	Sovereign	518	608	(90)	12	(12)	—
	Other	1,077	1,025	52	40	(32)	8
Greece	Sovereign	—	—	—	—	—	—
	Other	20	20	—	1	(1)	—
Ireland	Sovereign	9	9	—	—	—	—
	Other	16	16	—	—	—	—

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

b) Sub-standard Assets

This category includes all types of credits and off-balance sheet risks that cannot be classified as non-performing or charged-off assets but that have certain weaknesses that may result in losses for the bank higher than those described in the previous category. Credits and off-balance sheet risks with insufficient documentation must also be classified under this category.

c) Assets classified as impaired due to counterparty arrears

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

d) Assets classified as impaired for reasons other than counterparty arrears

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

All outstandings must be assigned to the country of residence of the client except in the following cases:

•	Outstandings guaranteed by residents in other countries in a better category or by the Spanish Government Export Credit Insurer (CESCE) or by residents in Spain, should be classified in the category of the guarantor.

•	Fully secured loans, when the security covers sufficiently the outstanding risk and can be enforced in Spain or in any other “category 1” country, should be classified as category 1.

•	Outstanding risks with foreign branches of a bank should be classified according to the residence of the headquarters of those branches.

The Bank of Spain has established six categories to classify such countries, as shown in the following table:

Country-Risk Categories	Description

1	European Union, Norway, Switzerland, Iceland, USA, Canada, Japan, Australia and New Zealand
2	Low risk countries not included in 1
3	Countries with transitory difficulties
4	Countries with serious difficulties
5	Doubtful countries
6	Bankrupt countries

The Bank of Spain allows each bank to decide how to classify the listed countries within this classification scheme, subject to the Bank of Spain’s oversight. The classification is made based on criteria such as the payment record (in particular, compliance with renegotiation agreements), the level of the outstanding debt and of the charges for debt services, the debt quotations in the international secondary markets and other indicators and factors of each country as well as all the criteria indicated by the Bank of Spain. All credit extensions and off-balance sheet risks included in country-risk categories 3 to 6, except the excluded cases described below, will be classified as follows:

•	Sub-standard assets: All outstandings in categories 3 and 4 except when they should be classified as non-performing or charged-off assets due to credit risk attributable to the client.

•	Non-performing assets: All outstandings in category 5 and off-balance sheet risks classified in category 6, except when they should be classified as non-performing or charged-off assets due to credit risk attributable to the client.

•	Charged-off assets: All other outstandings in category 6 except when they should be classified as charged-off assets due to credit risk attributable to the client.

Among others, the Bank of Spain excludes from country-risk outstandings:

•	Regardless of the currency of denomination of the asset, risks with residents in a country registered in subsidiary companies or multigroup companies in the country of residence of the holder.

•	Any trade credits established by letter of credit or documentary credit with a due date of one year or less after the drawdown date.

•	Any trade credits granted under specific export contracts with a due date of six months or less if the credits mature on the date of the export.

•	Any interbank obligations of branches of foreign banks in the European Union and of the Spanish branches of foreign banks.

•	Private sector risks in countries included in the monetary zone of a currency issued by a country classified in category 1; and

•	Any negotiable financial assets purchased at market prices for placement with third parties within the framework of a portfolio separately managed for that purpose, held for less than six months by the company.

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

The following table shows the amount of non accrued interest owed on impaired assets and the amount of such interest that was received:

	IFRS-IASB
	At December 31,
	2013	2012	2011
	(in millions of euros)
Non accrued interest on the basis of contractual terms owed on impaired assets
Domestic	606	566	463
International	1,294	1,313	1,261

Total	1,900	1,879	1,724
Non accrued interest on the basis of contractual terms received on impaired assets
Domestic	190	190	215
International	265	229	199

Total	455	419	414

The balances of impaired loans as of December 31, 2013, 2012 and 2011 are as follows:

	Millions of Euros
	2013	2012	2011
Impaired loans more than ninety days past due	30,832	31,326	27,415
Other impaired loans and contingent liabilities (*)	10,820	4,735	4,591

Total impaired loans and contingent liabilities	41,652	36,061	32,006

(*)	See above “Bank of Spain’s Classification Requirements- d) Assets classified as impaired for reasons other than counterparty arrears” for a detailed explanation of assets included under this category.

The roll-forward of allowances (under IFRS-IASB) is shown in Note 10 to our consolidated financial statements.

Guarantees

The Bank of Spain requires some guarantees to be classified as non-performing in the following situations:

•	in cases involving past-due guaranteed debt: (i) for non-financial guarantees, the amount demanded by the beneficiary and outstanding under the guarantee; and (ii) for financial guarantees, at least the amount classified as non-performing of the guaranteed risk; and

•	in all other cases, the entire amount of the guaranteed debt when the debtor has declared bankruptcy or has demonstrated serious solvency problems, even if the guaranteed beneficiary has not reclaimed payment.

Allowances for Credit Losses and Country-Risk Requirements

The Bank of Spain requires that we develop internal models to manage credit risk and to calculate the allowances for both credit risk and country-risk based on historical experience. We detail below the main characteristics of our internal models.

Since 1993 we have used our internal models for assigning solvency and internal ratings, which measure the degree of risk of a client or transaction. Each rating corresponds to a certain probability of default or non-payment, the result of the Group’s past experience, except for some designated low default portfolios. We have different internal rating models for risk admission and monitoring (differentiating between segments; models for corporate, sovereign, financial institutions; medium and small companies, retail, etc.).

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

The process of credit rating and parameter estimation

Credit risk measurement quantification requires following two steps; the first one is the estimation, and the second one is the assignment of the parameters that define the credit risk: Probability of Default, Loss Given Default and Exposure at Default.

We cover our losses inherent in debt instruments not measured at fair value through profit or loss and in contingent liabilities taking into account the historical experience of impairment and other circumstances known at the time of assessment. For these purposes, impairment losses are losses incurred at the reporting date, calculated using statistical methods.

The parameters necessary for its calculation, with the corresponding adjustment are also used to calculate economic capital and to calculate BIS II regulatory capital under internal models.

Incurred loss is the cost of the credit risk of a transaction that will manifest within a one year lead time from the balance sheet date due to an event that had already occurred at the assessment date and considering the characteristics of the counterparty and the guarantees and collateral associated with the transaction.

The incurred loss is calculated using statistical models that consider the following three factors: “exposure at default”, “probability of default” and “loss given default”.

•	Exposure at default (EaD) is the amount of risk exposure at the date of default by the counterparty.

•	Probability of default (PD) is the probability of the counterparty failing to meet its principal and/or interest payment obligations. The probability of default is associated with the rating/scoring of each counterparty/transaction. PD estimation is based on the Group’s own internal experience, i.e. the historical records of default for each rating as well as the recoveries experience regarding non-performing loans:

•	In portfolios where the internal experience of defaults is scant, such as banks, sovereigns or global wholesale banking, estimates of the parameters come from alternative sources: market prices or studies of outside agencies which draw on the shared experience of a sufficient number of institutions. These portfolios are called low default portfolios.

•	For the rest of portfolios, estimates are based on our own internal experience.

PD is measured using a time horizon of one year; i.e. it quantifies the probability of the counterparty defaulting in the coming year due to an event that had already occurred at the assessment date. The calculation of PD considers both to loans that are past-due by 90 days or more and cases in which there is no default but there are doubts as to the solvency of the counterparty (subjective impaired assets).

•	Loss given default (“LGD”) is the loss arising in the event of default. It depends mainly on the present value of credit enhancements, such as collateral and guarantees associated with the transaction and other future flow that are expected to be recovered. The LGD calculation is based on the analysis of recoveries of past due transactions, considering not only revenues and loans associated with the collection process, but also the moment when these revenues and costs take place and all direct costs linked to the collecting activity.

Once estimated, the credit risk parameters are assigned to assets that are not past due and play an essential role in the risk management and decision taking processes. These parameters, with the corresponding adjustments, are used by several management tools such as (1) pre-classifications, (2) economic capital, (3) return on risk adjusted capital (“RORAC”), or (4) stress scenarios.

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

The calculation obtained based on the output from the internal models described above reflects the best estimate of the Group as to probable credit losses and constitute an appropriate basis for determining loan loss allowances.

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

While these models are not yet approved by the Bank of Spain for loan loss allowance calculation, we are required to calculate the allowances according to the instructions described below:

a. Specific allowance (individual):

The allowance for debt instruments not measured at fair value through profit or loss that are classified as impaired is generally recognized in accordance with the criteria set forth below:

i. Assets classified as impaired due to counterparty arrears:

Debt instruments, whoever the obligor and whatever the guarantee or collateral, with amounts more than three months past due are assessed individually. The allowances percentages are determined taking into account the age of the past-due amounts, the guarantees or collateral provided and the financial situation of the counterparty and the guarantors. Loans are identified as impaired and income no longer accrued when it is determined that collection of interest or principal is impaired or when the interest or principal has been past due for 90 days or more, unless the loan is well secured and in the process of collection. According to Bank of Spain’s requirements, all non-performing loans not guaranteed by effective collateral must be fully provisioned (hence all the credit loss recognized) when they are more than 12 months overdue.

ii. Assets classified as impaired for reasons other than counterparty arrears:

Debt instruments which are not classifiable as impaired due to arrears but for which there are reasonable doubts as to their repayment under the contractual terms are assessed individually, and their allowance is the difference between the amount recognized in assets and the present value of the cash flows expected to be received.

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

The difference between loan loss provisions calculated using internal models and those calculated under Bank of Spain Guidance, was not material for any of the three years ending December 31, 2013.

Guarantees

Allowances for non-performing guarantees will be equal to the amount that, using prudent criteria, is considered irrecoverable.

Bank of Spain’s Foreclosed Assets Requirements

If a Spanish bank eventually acquires the properties (residential or not) which secure loans or credits, the Bank of Spain requires that the value of the foreclosed assets should be the lesser of the amount of the debt net of allowances (which shall be at least 10% of the value) and the fair value of the foreclosed assets less the estimated selling costs (which shall be at least 10% of such value).

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

For the purpose of ensuring that the provisions determined in accordance with the abovementioned policy are reasonable under IFRS-IASB we develop an estimation of the fair value of our foreclosed assets using external valuations. The difference between both estimations was not material for any of the three years ending December 31, 2013.

Bank of Spain’s Charge-off Requirements

The Bank of Spain does not permit non-performing assets to be partially charged-off.

The Bank of Spain requires Spanish banks to charge-off immediately those non-performing assets that management believes will never be repaid or that were made to category 6 (“bankrupt”) countries or residents of such category 6 countries. See the above sub-section entitled “—Bank of Spain’s Classification Requirements—Country-Risk Outstandings”. Otherwise, the Bank of Spain requires Spanish banks to charge-off non-performing assets four years after they were classified as non-performing. Accordingly, even if allowances have been established equal to 100% of a non-performing asset (in accordance with the Bank of Spain criteria discussed above), the Spanish bank may maintain that non-performing asset, fully provisioned, on its balance sheet for the full four year period if management believes based on objective factors that there is some possibility of recoverability of that asset.

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

	IFRS-IASB Year Ended December 31,
	2013	2012	2011	2010	2009
	(in millions of euros)
Allowance for credit losses at beginning of year
Borrowers in Spain	11,711	6,907	6,810	6,993	5,949
Borrowers outside Spain	13,756	11,951	12,734	10,906	6,771

Total	25,467	18,858	19,544	17,899	12,720

Consolidation/deconsolidation of companies’ credit loss allowances (1)
Borrowers in Spain	—	—	—	—	—
Borrowers outside Spain	—	(266)	(1,267)	—	1,426

Total	—	(266)	(1,267)	—	1,426

Net provisions for credit losses charged to income statement (2)
Borrowers in Spain	3,447	8,847	3,169	2,326	2,615
Borrowers outside Spain	8,607	10,992	9,581	9,078	9,388

Total	12,054	19,839	12,750	11,404	12,003

Charge offs against credit loss allowance
Borrowers in Spain	(2,580)	(2,747)	(2,798)	(2,174)	(1,237)
Borrowers outside Spain	(8,046)	(8,599)	(9,495)	(8,582)	(8,558)

Total	(10,626)	(11,346)	(12,293)	(10,756)	(9,795)

Other movements (3)	(1,936)	(1,618)	124	997	1,545

Allowance for credit losses at end of year (4) (5)
Borrowers in Spain	12,279	11,711	6,907	6,810	6,993
Borrowers outside Spain	12,680	13,756	11,951	12,734	10,906

Total	24,959	25,467	18,858	19,544	17,899

Recoveries of loans previously charged off against income statement
Borrowers in Spain	395	272	297	201	115
Borrowers outside Spain	673	1,044	1,487	979	800

Total	1,068	1,316	1,784	1,180	915

Average loans outstanding
Borrowers in Spain	178,227	198,643	217,235	224,642	230,642
Borrowers outside Spain	519,037	550,730	511,964	480,885	436,857

Total	697,264	749,373	729,199	705,527	667,499

Net charge-offs against loan loss allowance to average loans ratio (6)
Borrowers in Spain	1.23%	1.25%	1.15%	0.88%	0.49%
Borrowers outside Spain	1.42%	1.37%	1.56%	1.58%	1.78%

Total	1.37%	1.34%	1.44%	1.36%	1.33%

(1)	The negative net balance in 2011 is related to the deconsolidation of Santander Consumer USA Inc. (SCUSA) which was accounted for by the equity method in December 2011.
(2)	We have not included a separate line item for charge-offs of loans not previously provided for (loans charged-off against income) as these are not permitted.
(3)	The changes in “Other Movements” principally reflect foreign exchange differences.
(4)	Allowances for the impairment losses on the assets making up the balances of “Loans and receivables - Loans and advances to customers”, “Loans and receivables - Loans and advances to credit institutions” and “Loans and receivables – Debt securities”. See “Item 3. Key information - A. Selected Financial Data”.
(5)	The segregation of the allowance for credit losses between Spain and outside Spain was made by geographical location of the Group’s company that accounts for the risk.
(6)	For the purpose of calculating the ratio, net charge-offs consist of Charge offs against credit loss allowance less Recoveries of loans previously charged off.

The net charge-offs against loan loss allowance to average loans ratio was lower in Spain than in foreign jurisdictions as of December 31, 2013, 2012, 2011 and 2010 primarily due to the different mix of products of our credit portfolio in the various countries in which we operate (our mortgage portfolio is focused in Spain and United Kingdom while in Latin America (including Brazil) the main products are non-collateral loans (credit cards or consumer loans)). In Spain, the percentage of loans with collateral (secured by mortgages on finished homes, offices and multi-purpose premises and rural properties or by pledges on monetary deposits, listed equity instruments and debt securities of issuers with high credit ratings) as of December 31, 2013 was 63%. The figure outside Spain includes certain countries such as Brazil where mortgages (which are Brazil’s main type of collateral) represent approximately 12% of the total lending in that country as of December 31, 2013 (5% as of December 31, 2012). This means that the amount of loan write-offs contributed each year by these countries is far higher than in Spain, since these entities of the Group have fewer possibilities of recovering the loans once they have fallen into arrears.

The table below shows a breakdown of recoveries, net provisions and charge-offs against credit loss allowance by type and domicile of borrower for the years indicated.

	Year Ended December 31,
	2013	2012	2011	2010	2009
	(in millions of euros)
Recoveries of loans previously charged off against income statement
Domestic:
Commercial, financial, agricultural, industrial	236	85	135	41	32
Real estate and construction	80	38	31	32	15
Other mortgages	7	10	37	32	24
Installment loans to individuals	48	137	92	89	43
Lease finance	19	—	1	1	1
Other	5	2	1	6	—

Total Borrowers in Spain	395	272	297	201	115
Borrowers outside Spain
Government and official institutions	—	—	—	4	—
Commercial and industrial	575	877	1,208	877	732
Mortgage loans	78	79	197	72	35
Other	20	88	82	26	33

Borrowers outside Spain	673	1,044	1,487	979	800

Total	1,068	1,316	1,784	1,180	915
Net provisions for credit losses charged to income statement
Domestic:
Commercial, financial, agricultural, industrial	1,842	1,290	1,070	688	785
Real estate and construction	176	5,378	672	706	543
Other mortgages	587	1,291	818	164	288
Installment loans to individuals	745	709	489	663	891
Lease finance	52	57	122	83	74
Other	45	122	(2)	22	34

Total Borrowers in Spain	3,447	8,847	3,169	2,326	2,615
Borrowers outside Spain
Government and official institutions	1	—	(4)	48	14
Commercial and industrial	7,772	9,673	7,962	8,134	8,400
Mortgage loans	553	624	1,163	525	568
Other	281	695	460	371	406

Borrowers outside Spain	8,607	10,992	9,581	9,078	9,388

Total	12,054	19,839	12,750	11,404	12,003
Charge offs against credit loss allowance
Domestic:
Commercial, financial, agricultural, industrial	(893)	(755)	(980)	(704)	(356)
Real estate and construction	(717)	(676)	(133)	(191)	(137)
Other mortgages	(278)	(400)	(592)	(369)	(236)
Installment loans to individuals	(593)	(839)	(870)	(841)	(481)
Lease finance	(60)	(27)	(220)	(61)	(26)
Other	(39)	(50)	(3)	(8)	(1)

Total Borrowers in Spain	(2,580)	(2,747)	(2,798)	(2,174)	(1,237)
Borrowers outside Spain
Government and official institutions	—	—	—	(43)	—
Commercial and industrial	(7,130)	(7,402)	(8,445)	(7,994)	(7,827)
Mortgage loans	(459)	(477)	(791)	(445)	(393)
Other	(457)	(720)	(259)	(100)	(338)

Borrowers outside Spain	(8,046)	(8,599)	(9,495)	(8,582)	(8,558)

Total	(10,626)	(11,346)	(12,293)	(10,756)	(9,795)

The table below shows a breakdown of allowances for credit losses by type and domicile of borrower for the years indicated.

Allowances for Credit Losses

	IFRS-IASB Year Ended December 31,
	2013	%	2012	%	2011	%	2010	%	2009	%
	(in millions of euros, except percentages)
Borrowers in Spain:
Commercial, financial, agricultural, industrial	2,681	10.74	1,775	6.97	1,579	8.37	1,499	7.67	1,743	9.74
Real estate and construction (*)	6,678	26.76	7,511	29.49	3,210	17.02	2,723	13.93	1,896	10.59
Other mortgages	1,810	7.25	1,420	5.58	1,325	7.03	1,329	6.80	1,375	7.68
Installment loans to individuals	967	3.87	823	3.23	690	3.66	1,065	5.45	1,674	9.35
Lease finance	113	0.46	103	0.40	101	0.54	169	0.87	216	1.21
Other	30	0.12	79	0.31	2	0.01	25	0.13	89	0.50

Total Borrowers in Spain	12,279	49.20	11,711	45.98	6,907	36.62	6,810	34.85	6,993	39.07
Borrowers outside Spain:
Government and official institutions	21	0.08	30	0.12	31	0.17	31	0.16	19	0.11
Commercial and industrial	9,765	39.12	10,628	41.74	9,334	49.50	9,811	50.20	8,529	47.65
Mortgage loans	2,223	8.91	2,054	8.06	1,791	9.50	1,876	9.60	1,555	8.69
Other	671	2.69	1,043	4.10	795	4.21	1,016	5.20	803	4.48

Total Borrowers outside Spain	12,680	50.80	13,756	54.02	11,951	63.38	12,734	65.15	10,906	60.93

Total	24,959	100.00	25,467	100.00	18,858	100.00	19,544	100.00	17,899	100.00

(*)	As of December 31, 2013, the allowances of the portfolio of loans to construction and property development companies with real estate purposes, defined in accordance with the Bank of Spain’s purpose-based classification guidelines, amounted to €4,981 million. In this table and in the previous one, loans to construction and property development companies are defined as loans granted to companies that belong to that sector, irrespective of the purpose of the loan.

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

	IFRS-IASB At December 31,
Non-performing balances	2013	2012	2011	2010	2009
	(in millions of euros)
Past-due and other non-performing balances (1) (2) (3):
Domestic	22,658	16,623	15,340	12,474	10,406
International	18,994	19,438	16,666	16,004	14,148

Total	41,652	36,061	32,006	28,478	24,554

(1)	We estimate that the total amount of our non-performing balances fully provisioned under IFRS and which under US GAAP would have been charged-off from the balance sheet was €5,312 million, €5,176 million, €5,106 million, €4,843 million, and €2,997 million, at December 31, 2013, 2012, 2011, 2010, and 2009, respectively.
(2)	Non-performing balances due to country risk were €3 million, €6 million, €7 million, €8 million, and €8 million, at December 31, 2013, 2012, 2011, 2010, and 2009, respectively.
(3)	We estimate that at December 31, 2013, 2012, 2011, 2010, and 2009 (i) the total amount of our non-performing past-due balances was €30,832 million, €31,326 million, €27,415 million, €23,606 million, and €21,270 million, respectively, and (ii) the total amount of our other non-performing was €10,820 million, €4,735 million, €4,591 million, €4,872 million, and €3,284 million, respectively.

We do not believe that there is a material amount of assets not included in the foregoing table where known information about credit risk at December 31, 2013 (not related to transfer risk inherent in cross-border lending activities) gave rise to serious doubts as to the ability of the borrowers to comply with the loan repayment terms at such date.

The following table shows our financial assets classified as loans and receivables which are considered to be impaired due to credit risk at December 31, 2013, classified by geographical location of risk and by age of the oldest past-due amount (see Note 10.d, to our consolidated financial statements):

	Millions of euros
	With no	With balances past due by
	past-due balances or less than 3 months past due	3 to 6 months	6 to 9 months	9 to 12 months	More than 12 months	Total

Spain	6,876	3,327	1,707	1,700	8,255	21,865
European Union (excluding Spain)	1,791	3,141	994	763	3,461	10,150
United States and Puerto Rico	322	178	78	43	417	1,038
Other OECD countries	12	38	29	10	49	138
Latin America	819	2,671	1,194	1,050	1,393	7,127
Rest of the world	—	—	—	—	2	2

	9,820	9,355	4,002	3,566	13,577	40,320

Evolution of Impaired Balances

The following tables show the movement in our impaired assets and contingent liabilities (excluding country risk, see “—Country risk Outstandings” herein).

	IFRS-IASB
(in millions of euros)	Quarter ended				Year ended Dec. 31,	Year ended Dec. 31,	Year ended Dec. 31,	Year ended Dec. 31,	Year ended Dec. 31,
	Mar. 31, 2013	Jun. 30, 2013	Sep. 30, 2013	Dec. 31, 2013	2013	2012	2011	2010	2009

Opening balance	36,061	38,051	40,055	41,173	36,061	32,006	28,478	24,554	14,191
Increases	7,775	10,124	9,136	10,280	37,316	34,983	34,379	31,764	36,067
Cash recoveries	(3,351)	(3,739)	(4,642)	(6,130)	(17,863)	(16,298)	(15,466)	(15,802)	(15,951)
Foreclosed assets	(626)	(510)	(372)	(349)	(1,857)	(2,146)	(2,791)	(2,484)	(1,882)
Changes in scope of consolidation	743	—	—	—	743	(628)	69	55	1,033
Exchange differences	278	(1,260)	(401)	(739)	(2,122)	(509)	(370)	1,147	890
Write-offs	(2,829)	(2,611)	(2,603)	(2,583)	(10,626)	(11,347)	(12,293)	(10,756)	(9,794)

Closing balance	38,051	40,055	41,173	41,652	41,652	36,061	32,006	28,478	24,554

Impaired Balances Ratios

The following table shows the total amount of our computable credit risk, our non-performing assets and contingent liabilities by category, our allowances for credit losses, the ratio of our impaired balances to total computable credit risk and our coverage ratio at the dates indicated.

	IFRS-IASB At December 31,
	2013	2012	2011	2010	2009
	(in millions of euros, except percentages)
Computable credit risk (1)	738,558	793,449	820,968	802,192	758,347

Non-performing balances by category:
Individuals	17,607	16,828	15,951	15,562	14,590
Mortgages	9,609	7,281	6,872	6,304	6,111
Consumer loans	5,129	5,961	6,254	6,487	6,164
Credit cards and others	2,869	3,586	2,825	2,771	2,315
Enterprises	21,538	18,155	14,995	11,321	7,812
Corporate Banking	2,408	991	954	1,550	2,127
Public sector	99	87	106	45	25

Total non-performing balances	41,652	36,061	32,006	28,478	24,554

Allowances for non-performing balances	25,681	26,112	19,531	20,552	18,497

Ratios
Non-performing balances (2) to computable credit risk	5.64%	4.54%	3.90%	3.55%	3.24%
Coverage ratio (3)	61.65%	72.41%	61.02%	72.17%	75.33%
Balances charged-off to total loans and contingent liabilities	1.29%	1.27%	1.29%	1.21%	1.17%

(1)	Computable credit risk is the sum of the face amounts of loans and leases (including non-performing assets but excluding country risk loans), guarantees and documentary credits.
(2)	Impaired or non-performing loans and contingent liabilities, securities and other assets to collect.
(3)	Allowances for non-performing balances as a percentage of non-performing balances.

Non-performing loan (NPL) balances were €41,652 million at December 31, 2013, a €5,591 million increase as compared to €36,061 million at December 31, 2012. The Group’s NPL ratio as of December 31, 2013 was 5.64%, as compared to 4.54% as of December 31, 2012.

The NPL coverage ratio as of December 31, 2013 was 61.7%, as compared to a coverage ratio of 72.4% at the end of 2012. This ratio is calculated as allowances for non-performing balances as a percentage of non-performing balances.

The main reasons for the increases in the NPL ratio are the following:

•	The still weak situation in Spain continues to push up NPLs due to the rise in bad and impaired loans and the reduction in the lending volume.

•	The integration of Kredyt Bank in Poland, with higher levels of non-performing loans.

•	In 2013, lending levels in international markets fell as a result of exchange rates and as part of the strategy followed by the Group. See Item 5 of Part I, “Operating and Financial Review and Prospects—A. Operating results— Results of Operations for Santander—Interest Income/(Charges)”.

•	The increase in non-performing balances is also aggravated through the classification as non-performing of the entire outstanding principal amount and accrued interest on any loan on which any payment of principal, interest or agreed cost is 90 days or more past due. We refer to this effect as the “individual loan drag effect”. An additional impact occurs by the so-called “client drag effect”, through which Spanish banking groups classify as non-performing the aggregate risk exposure (including off-balance sheet risks) to a single obligor, whenever the amount of non-performing balances of such obligor exceeds 25% of its total outstanding risks (excluding non-accrued interest on loans to such borrower). Both drag effects have a larger impact in the case of mortgages and corporate loans due to the greater average amount of these loans.

The NPL ratios by country as of December 31, 2013 are set out below.

•	The NPL ratio in Spain was 7.49% compared to 3.84% at December 2012. This rise was due to several components: (i) the impact of deleveraging on the loan portfolio, including the cancellation of the public sector financing pursuant to a government program to pay suppliers’ pending invoices, and (ii) some deterioration in the loan portfolio, mainly in the companies segment and real estate mortgages to individuals. The coverage level decreased to 44.0% as compared to 50.0% at the end of 2012.

•	In Portugal, the NPL ratio increased to 8.12%, as compared to 6.56% as of December 31, 2012 due to the difficult economic environment and mainly concentrated in loans to enterprises. Coverage was 50% as compared to 53% as of December 31, 2012.

•	Santander Consumer Finance’s NPL ratio was 4.01% as compared to 3.90% at the end of December 2012. Coverage was 105% as compared to 110% as of December 31, 2012.

•	Poland’s Bank Zachodni WBK had a NPL ratio of 7.84% as compared to 4.72% at the end of December 2012. The NPL ratio increased 3.1 percentage points to 7.8% mainly due to the integration of Kredyt Bank with higher levels of non-performing loans. Coverage ratio was 62% as compared to 68% as of December 31, 2012.

•	In the U.K., the NPL ratio was 1.98% (2.05% in December 2012). Coverage ratio was 42% as compared to 44% as of December 31, 2012.

•	The NPL ratio for Latin America was 5.03% as compared to 5.42% in December 31, 2012 while the coverage ratio decreased from 88% to 85%. Brazil’s NPL ratio was 5.64% as compared to 6.86% as of December 2012 after a change in trend at the beginning of 2013. Coverage ratio in Brazil was 95% as compared to 90% as of December 31, 2012. On the other hand, Mexico’s NPL ratio increased 1.72 percentage points to 3.66% at December 2013, mainly impacted by homebuilders, which accounted for 1.51 percentage points of the rise in the NPL ratio, and by the entry of the ING portfolio in the fourth quarter of 2013, with an NPL ratio above that of recurring business.

•	In the U.S., the NPL ratio was 2.23% (2.29% at the end of 2012) and coverage 94% (106% at the end of 2012).

Allowances for non-performing balances, excluding country risk, were €25,681 million at December 31, 2013, a €431 million decrease as compared to €26,112 million at December 31, 2012. The main developments in 2013 were; (i) a €1,201 million decrease in Brazil, mainly due to exchange rate differences, (ii) a €537 million increase in Poland, mainly due to higher levels of non-performing loans of Kredyt Bank, and (iii) a €509 million increase in Spain due to increased non-performing loans, as previously mentioned. For further details see Item 11 of Part I. “Quantitative and Qualitative Disclosures About Risk—Part 5. Credit Risk”.

Other non-accruing balances

As described previously herein under “Bank of Spain’s Classification Requirements”, we do not classify our loans and contingent liabilities to borrowers in countries with transitory difficulties (category 3) and countries in serious difficulties (category 4) as impaired balances. Loans and contingent liabilities in these categories do not stop accruing interest. However, we treat category 5 (doubtful countries) country-risk outstandings as both a non-accruing and impaired balance.

Summary of non-accrual balances	IFRS-IASB Year Ended December 31,
	2013	2012	2011	2010	2009
	(in millions of euros)
Balances classified as non-performing balances	41,652	36,061	32,006	28,478	24,554
Non-performing balances due to country risk	3	6	7	8	7

Total non-accruing balances	41,655	36,067	32,013	28,486	24,561

Foreclosed Assets

The tables below set forth the movements in our foreclosed assets for the periods shown.

	IFRS-IASB
	Quarterly movements				Year Ended December 31,
	Mar. 31, 2013	Jun. 30, 2013	Sep. 30, 2013	Dec. 31, 2013	2013	2012	2011
	(in millions of euros, except percentages)
Opening balance	8,611	8,866	9,102	9,393	8,611	9,624	8,376
Foreclosures	582	575	535	616	2,308	2,603	2,699
Sales	(330)	(290)	(211)	(484)	(1,315)	(3,248)	(1,591)
Other movements	3	(49)	(33)	173	94	(368)	140

Gross foreclosed assets	8,866	9,102	9,393	9,698	9,698	8,611	9,624

Of which: in Spain	8,057	8,395	8,709	8,831	8,831	7,846	8,552
Allowances established	4,524	4,655	4,809	4,956	4,956	4,416	4,512
Of which: in Spain	4,279	4,424	4,586	4,685	4,685	4,170	4,278

Closing balance (net)	4,342	4,447	4,584	4,742	4,742	4,195	5,112

Of which: in Spain	3,778	3,971	4,123	4,146	4,146	3,676	4,274
Allowance as a percentage of foreclosed assets	51.0%	51.1%	51.1%	51.1%	51.1%	51.3%	46.9%
Of which: in Spain	53.1%	52.7%	52.7%	53.1%	53.1%	53.1%	50.0%

Liabilities

Deposits

The principal components of our deposits are customer demand, time and notice deposits, and international and domestic interbank deposits. Our retail customers are the principal source of our demand, time and notice deposits. For an analysis, by domicile of customer, of average domestic and international deposits by type for 2013, 2012 and 2011 see “—Average Balance Sheets and Interest Rates—Liabilities and Interest Expense”.

We compete actively with other commercial banks and with savings banks for domestic deposits. Our share of customer deposits in the Spanish banking system (including Cajas de Ahorros) was 18.9% at November 30, 2013 (most recent available data), according to figures published by the Spanish Banking Association (“AEB”) and the Confederación Española de Cajas de Ahorros (“CECA”). See “—Competition” herein.

The following tables analyze our year-end deposits.

Deposits (from central banks and credit institutions and customers) by type of deposit

	IFRS-IASB At December 31,
	2013	2012	2011
	(in millions of euros)
Deposits from central banks and credit institutions-
Reciprocal accounts	755	508	604
Time deposits	55,839	92,491	82,817
Other demand accounts	3,425	3,225	3,396
Repurchase agreements	49,378	50,742	51,316
Central bank credit account drawdowns	—	6,000	5,005

Total	109,397	152,966	143,138
Customer deposits-
Demand deposits-
Current accounts	167,787	144,305	155,455
Savings accounts	164,214	167,389	140,583
Other demand deposits	3,512	3,443	3,179
Time deposits-
Fixed-term deposits	225,471	257,583	257,498
Home-purchase savings accounts	102	132	174
Discount deposits	1,156	1,345	732
Hybrid financial liabilities	3,324	3,128	4,594
Other time deposits	463	590	139
Notice deposits	21	969	1,338
Repurchase agreements	41,787	47,755	68,841

Total	607,837	626,639	632,533

Total deposits	717,234	779,605	775,671

Deposits (from central banks and credit institutions and customers) by geographic location of the Group’s companies that account the deposits.

	IFRS-IASB At December 31,
	2013	2012	2011
	(in millions of euros)
Deposits from central banks and credit institutions-
Due to credit institutions
Offices in Spain	49,770	87,053	69,411
Offices outside Spain:
Other EU countries	35,472	34,894	33,989
United States	7,215	12,648	10,652
Other OECD countries (1)	15	55	82
Central and South America (1)	16,924	18,313	29,003
Other	1	3	1
Total offices outside Spain	59,627	65,913	73,727

Total	109,397	152,966	143,138

Customer deposits
Offices in Spain	185,460	192,588	202,022
Offices outside Spain:
Other EU countries	259,903	261,135	260,529
United States and Puerto Rico	43,773	45,129	43,437
Other OECD countries (1)	1,879	788	939
Central and South America (1)	116,666	126,842	125,343
Other	156	157	263
Total offices outside Spain	422,377	434,051	430,511

Total	607,837	626,639	632,533

Total deposits	717,234	779,605	775,671

(1)	In this schedule Mexico is classified under “Central and South America”.

The following table shows the maturity of time deposits (excluding inter-bank deposits) in denominations of $100,000 or more for the year ended December 31, 2013. Large denomination customer deposits may be a less stable source of funds than demand and savings deposits.

	Year Ended December 31, 2013
	Domestic	International	Total
	(in millions of euros)

Under 3 months	10,615	33,191	43,806
3 to 6 months	4,581	16,196	20,777
6 to 12 months	16,406	13,578	29,984
Over 12 months	11,814	13,828	25,642

Total	43,416	76,793	120,209

The aggregate amount of deposits held by non-resident depositors (banks and customers) in our domestic branch network was €49 billion, €55 billion and €57 billion, at December 31, 2013, 2012 and 2011, respectively.

Short-Term Borrowings	IFRS-IASB At December 31,
	2013		2012		2011
	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate
	(in millions of euros, except percentages)
Securities sold under agreements to repurchase (principally Spanish Treasury notes and bills):
At December 31	91,166	3.69%	98,497	3.27%	120,156	3.60%
Average during year	109,191	3.08%	115,755	3.34%	124,788	3.46%
Maximum month-end balance	122,226		133,725		129,570
Other short-term borrowings:
At December 31	13,945	3.48%	21,984	3.01%	11,774	1.78%
Average during year	19,329	2.51%	19,403	2.74%	7,761	2.69%
Maximum month-end balance	23,049		22,304		11,774
Total short-term borrowings at year-end	105,111	3.66%	120,481	3.22%	131,930	3.43%

Competition

We face strong competition in all of our principal areas of operation from other banks, savings banks, credit co-operatives, brokerage services, on-line banks, insurance companies and other financial services firms.

Banks

At the end of November 2013 (most recent available information), Banco Bilbao Vizcaya Argentaria, S.A. and Banco Santander, S.A. accounted for approximately 51.9% of loans and 56.0% of deposits of all Spanish banks, which in turn represented 35.7% of loans and 34.3% of deposits of the financial system, according to figures published by the AEB and the CECA.

Foreign banks also have a presence in the Spanish banking system as a result of liberalization measures adopted by the Bank of Spain in 1978. At December 31, 2013, there were 86 foreign banks (of which 78 were from European Union countries) with branches in Spain. In addition, there were 19 Spanish subsidiary banks of foreign banks (of which 14 were from European Union countries).

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

When a new bank is created by a Spanish bank outside of Spain, the following information has to be provided to the Bank of Spain:

•	amount of the investment;

•	percentage of the share capital and of the total voting rights;

•	name of the companies through which the investment will be made;

•	draft of the Bylaws;

•	program of activities, setting out the types of business envisaged, the administrative and accounting organization and the internal control procedures, including those established to prevent money laundering transactions;

•	list of the persons who will be members of the first board of directors and of the senior management;

•	list of partners with significant holdings; and

•	detailed description of the banking, tax and anti-money laundering regulations of the country where it will be located.

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

In the United States, Santander Bank competes in the Northeastern, New England and New York retail and mid-corporate banking markets with local and regional banks and other financial institutions. Santander Bank also competes in the U.S. in large corporate lending and specialized finance markets, and in fixed-income trading and sales. Competition is principally with the large U.S. commercial and investment banks and international banks active in the U.S.

Savings Banks

Spanish savings banks (“Cajas de Ahorros”) are mutual organizations which engage in the same activities as banks, but primarily take deposits and make loans, principally to individual customers and small to medium-sized companies. The Spanish savings banks provided strong competition for the demand and savings deposits through a vast network of offices in Spain. Royal Decree-Law 2/2011, of February 18, was designed to reinforce the Spanish financial system and opened up a new stage in the process of restructuring and strengthening the Spanish savings banks. The focus was set on recapitalizing institutions that needed more capital and encouraging the savings banks to transfer their financial activity to a bank to ease their access to capital markets and wholesale funding. As of December 31, 2012, the downsizing of the savings sector within this framework was finalized and the savings banks have completed their conversion into commercial banks. Notwithstanding this, to address concerns in connection with the persistence of savings banks as controllers or significant shareholders of commercial banks the Spanish parliament adopted in December 2013 a comprehensive reform of the savings bank system as part of the ESM-supported program. The reform entailed a two-fold approach: a) strengthening the regulatory regime for the two small savings banks that still carry out banking activities directly; and b) providing that former savings banks that indirectly exercise banking activity (through ownership of a commercial bank) be transformed into “banking foundations”.

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

The European System of Central Banks is made up of three decision-making bodies:

•	the Governing Council, comprised of the 6 members of the Executive Board of the European Central Bank and the governors of the national central banks of the 18 Member States which have adopted the euro;

•	the Executive Board, comprised of the president, vice-president and four other members; and

•	the General Council of the European Central Bank, comprised of the president and vice-president of the European Central Bank and the governors of the national central banks of the 28 European Union Member States.

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

Council Regulation (EU) No 1024/2013 of October 15, 2013, which came into force November, 3, 2013, confers on the ECB specific functions relating to the prudential supervision of the participating Member States’ credit institutions, without prejudice to the related responsibilities and powers of the competent authorities of these States. The ECB shall have exclusive powers to exercise, for prudential supervisory purposes, inter alia, the following functions in relation to credit institutions established in participating Member States: 1) to authorize credit institutions and, where appropriate, withdraw such authorizations, and to assess notifications of the acquisition and disposal of qualifying holdings in credit institutions, except in the case of a bank resolution, which shall be discussed in detail below; 2) to carry out the tasks which the competent authority of the home Member State shall have under the relevant European Union law in relation to credit institutions established in a participating Member State which wish to establish a branch or provide cross-border services in a non-participating Member State; 3) to ensure compliance with EU legislation and, where appropriate, national legislation, which impose prudential requirements on credit institutions in the areas of own funds requirements, securitization, large exposure limits, liquidity, leverage, and reporting and public disclosure of information on those matters; 4) to carry out supervisory reviews, including where appropriate stress tests, in order to determine whether the arrangements, strategies, processes and mechanisms set in place by credit institutions ensure a sound management and coverage of their risks, and 5) to carry out supervisory tasks in relation to recovery plans, and early intervention where a credit institution or group does not meet or is likely to breach the applicable prudential requirements, or where it is determined that the arrangements, strategies, processes and mechanisms set in place by the credit institution, and the own funds and liquidity that the institution holds, do not ensure a sound management and coverage of their risks. Lastly, the ECB shall adopt guidelines and recommendations, and it shall in particular be subject to binding regulatory and implementing technical standards developed by the EBA and adopted by the Commission, and to the provisions laid down in the European supervisory handbook to be developed by the EBA in accordance with Regulation 1022/2013.

Cash Ratio

European Central Bank regulations require credit institutions in each Member State that participates in the European Monetary Union, including us, to place a specific percentage of their “Qualifying Liabilities” with their respective central banks in the form of interest bearing deposits as specified below (the “Cash Ratio”).

The European Central Bank requires the maintenance of a minimum cash ratio by all credit institutions established in the Member States of the European Monetary Union. Branches located in the eurozone of institutions not registered in this area are also subject to this ratio, while the branches located outside the eurozone of institutions registered in the eurozone are not subject to this ratio.

“Qualifying Liabilities” are broadly defined as deposits and debt securities issued. The Cash Ratio is 1% over Qualifying Liabilities except in relation to deposits with stated maturity greater than two years, deposits redeemable at notice after two years, repos and debt securities with a stated maturity greater than two years, for which the ratio is 0%.

Liabilities of institutions subject to the Cash Ratio and liabilities of the European Central Bank and national central banks of a participating Member State of the European Monetary Union are not included in the base of “Qualifying Liabilities”.

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

Capital Adequacy Requirements

The regulations known as Basel III, which establish new global capital and liquidity standards for financial institutions, came into force in 2014.

From the capital standpoint, Basel III redefines what is considered to be available capital at financial institutions (including new deductions and raising the requirements for eligible equity instruments), increases the minimum capital requirements, requires financial institutions to operate permanently with capital buffers, and adds new requirements in relation to the risks considered.

The Group shares the ultimate objective pursued by the regulator with this new framework, namely to endow the international financial system with greater stability and resilience. In this regard, for many years the Group has collaborated on the impact studies for calibrating the new rules conducted by the Basel Committee and the European Banking Authority (EBA) and coordinated at local level by the Bank of Spain.

In Europe, the new standards have been implemented through Directive 2013/36/EU, known as the Capital Requirements Directive (“CRD IV”), and the related Capital Requirements Regulation (“CRR”), which is directly applicable in all EU member states (as part of the Single Rulebook). In addition, the standards are subject to Implementing Technical Standards commissioned from the European Banking Authority (EBA), some of which will be issued in the coming months/years.

The Capital Requirements Regulation came into force on January 1, 2014, with many of its rules subject to various implementation timetables. This transitional implementation phase, which affects mainly the definition of eligible capital, concludes at the end of 2017, except with regard to the deduction for deferred tax assets, the transition period for which lasts until 2023.

Subsequent to the transposition of Basel III into European legislation, the Basel Committee has continued to issue additional standards, some in the form of public consultation processes, which will entail a future amendment of CRD IV and the CRR. The Group will continue to support the regulators by offering its opinions and participating in impact studies.

The Group currently has robust capital ratios, in keeping with its business model and risk profile, which, coupled with its substantial capacity to generate capital organically and the gradual implementation timetable envisaged for the new requirements in the legislation, place it in a position to comply with Basel III.

With regard to credit risk, the Group is continuing to adopt its plan to implement the advanced internal ratings-based (AIRB) approach under Basel for substantially all its banks, and it intends to do so until the percentage of net exposure of the loan portfolio covered by this approach exceeds 90%. The attainment of this objective in the short term will also depend on the acquisitions of new entities and the need for the various supervisors to coordinate the validation processes for the internal approaches. The Group is present in geographical areas where there is a common legal framework among supervisors, as is the case in Europe through the Capital Requirements Directive. However, in other jurisdictions, the same process is subject to the framework of cooperation between the home and host country supervisors under different legislations, which in practice entails adapting to different criteria and timetables in order to obtain authorization to use the advanced approaches on a consolidated basis.

Accordingly, the Group continued in 2013 with the project for the progressive implementation of the technology platforms and methodological improvements required for the roll-out of the AIRB approaches for regulatory capital calculation purposes at the remaining Group units. To date the Group has obtained authorization from the supervisory authorities to use advanced approaches for the calculation of regulatory capital requirements for credit risk for the Parent, the main subsidiaries in Spain, the United Kingdom and Portugal, certain portfolios in Mexico, Brazil and Chile, as well as for Santander Consumer Finance in Spain and the United States. The Group’s Basel implementation strategy is focused on obtaining authorization for the use of AIRB approaches at the main entities in the Americas and Europe.

With regard to operational risk, the Group currently uses the standardized approach for regulatory capital calculation purposes and has embarked on a project to roll out AMA approaches once it has collated sufficient data using its own management model. The Group considers that the internal model should be developed primarily on the basis of the experience accumulated in managing an entity through the corporate guidelines and criteria established after assuming control, which are a distinctive feature.

As regards the other risks explicitly addressed in Pillar I of the Basel Capital Accord, Santander Group has been authorized to use its internal model for market risk on the treasury areas’ trading activities in Spain, Chile, Portugal and Mexico, thus continuing implementation of the roll-out plan it submitted to the Bank of Spain for the other units.

With respect to Pillar II, the Group uses an economic capital approach to quantify its global risk profile and its capital adequacy position as part of the internal capital adequacy assessment process (ICAAP) at consolidated level. This process includes regulatory and economic capital planning under several alternative economic scenarios, in order to ensure that the internal capital adequacy targets are met even in plausible but highly unlikely adverse scenarios. The ICAAP exercise is supplemented with a qualitative description of the risk management and internal control systems, is reviewed by internal audit and internal validation teams and is subject to a corporate governance structure that culminates in its approval by the Group’s board of directors, which also establishes the strategic factors relating to risk appetite and capital adequacy targets on an annual basis.

In accordance with the capital requirements set by the European Directive and Bank of Spain rules, the Group publishes its Pillar III disclosures report on an annual basis. This report comfortably meets the market transparency requirements in relation to Pillar III. The Group considers the market reporting requirements to be fundamental in order to complement the minimum capital requirements of Pillar I and the supervisory review process performed through Pillar II. In this respect, its Pillar III disclosures report incorporates the recommendations made by the European Banking Authority (EBA), thus making Santander Group an international benchmark in terms of market transparency, as is already the case with its annual report.

Parallel to the roll-out of advanced approaches at the various Group units, Santander Group is carrying out an ongoing training process on Basel at all levels of the organization, covering a significant number of professionals from all areas and divisions, with a particular focus on those most affected by the changes arising from the adoption of the new international capital standards

At December 31, 2013, our eligible capital exceeded the minimum required by the Bank of Spain by over €23.3 billion. Our Spanish subsidiary banks were, at December 31, 2013, each in compliance with these capital adequacy requirements, and all our foreign subsidiary banks were in compliance with their local regulations.

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

Allowances for Credit Losses and Country-Risk

For a discussion relating to allowances for credit losses and country-risk, see “—Classified Assets—Bank of Spain’s Classification Requirements” herein.

Employee Pension Plans

At December 31, 2013, our pension plans were all funded according to the criteria disclosed in Note 25 to our consolidated financial statements.

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

In February 2014 the IMF recommended that the Bank of Spain limit the amount of dividends payable in cash in 2014 by Spanish banking institutions to 25% of such bank’s attributable profits. The Bank of Spain has given this recommendation to the Spanish banking institutions.

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

Deposit Guarantee Fund

The Deposit Guarantee Fund on Credit Institutions (Fondo de Garantía de Depósitos, or the “FGD”), which operates under the guidance of the Bank of Spain, guarantees in the case of the Bank and our Spanish banking subsidiaries: (i) bank deposits up to €100,000 per depositor; and (ii) securities and financial instruments which have been assigned to a credit institution for its deposit, register or for other such services, up to €100,000 per investor. Law 9/2012, of November 14, on restructuring and dissolution of credit entities (which enacts all the provisions of the Royal Decree-law 24/2012, of 31 August), which has strengthened the position of the Fund for the Orderly Restructuring of the Banking Sector (Fondo de Restructuración Ordenada Bancaria or “FROB”) giving it a prominent role within the restructuring and resolution processes of credit entities, clarified the role of the FGD, being now limited to guaranteeing deposits. However, taking into account the principle of minimal capital impact, the FGD may participate in resolution proceedings by granting financial support in exceptional cases.

The FGD is funded by annual contributions from member banks. The amount of such bank’s contributions will not exceed 3 per thousand of the year-end amount of deposits to which the guarantee extends depending of the kind of credit institution. Nevertheless, further contributions will be suspended when the FGD’s funds exceed the requirement by 1% or more of the calculation basis.

As of December 31, 2013, the Bank and its domestic bank subsidiaries were members of the FGD and thus were obligated to make annual contributions to it.

The Bank participates in the Deposit Guarantee Fund. The contributions made by the Bank to this Fund amounted to €260 million in 2013 (€156 million at the end of 2012). These contributions include the amounts incurred in 2013 in relation to the extraordinary contribution to be made based on the deposits as of December 31, 2012 established in Additional Provision Five of Royal Decree-Law 21/2012, of July 13, on liquidity measures of Public Authorities and in the financial sector, as determined by Article 2 of Royal Decree-Law 6/2013, on protection of holders of certain savings and investment products and other financial measures.

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

Recent Legislation

Law 6/2011 of April 11, 2011 amended Law 13/1985 of May 25, 1985 on investment ratios, own funds and reporting requirements for financial intermediaries, Law 24/1988 of July 28, 1988 on the securities market and Legislative Royal Decree 1298/1986 of June 28, 1986 on the adaptation of current regulatory credit institutions law to EU legislation. The purpose of this Law is to commence transposition of Directive 2009/111/EC of the European Parliament and of the Council of September 16, 2009 amending Directives 2006/48/EC, 2006/49/EC and 2007/64/EC as regards banks affiliated to central institutions, certain own funds items, large exposures, supervisory arrangements and crisis management. In connection with this, Royal Decree 771/2011 of June 3, 2011 amended Royal Decree 216/2008 of February 15, 2008 on financial institutions’ own funds and Royal Decree 2606/1996 of December 20, 1996 on credit institutions deposit guarantee funds. The most noteworthy developments from this financial regulation are (i) that it makes it compulsory for credit institutions and investment firms to meet certain requirements to allow them to assume exposures to securitization positions and to initiate such securitization; (ii) adapts the legal regime governing credit institution preference shares to conform international requirements ensuring accordingly that they are an effective instrument for meeting solvency requirements; (iii) changes the limit on large exposures of credit institutions generally maintaining it such that the value of that exposures of a credit institution to a customer (entity or economic group) may not exceed 25% of its own funds; (iv) changes the risk management policy of credit institutions, especially that regarding liquidity risk, and sets up new credit institution remuneration policies; (v) strengths the competence and cooperation between supervisors; and (vi) amends the legislation on credit institution deposit guarantee funds, introducing a new regime for additional contributions to these funds based on the remuneration of the deposits in them. Circular 4/2011, of November 30, 2011, of the Bank of Spain, which amended Circular 3/2008, of May 22, 2008, on the determination and control of minimum own funds, completed the transposition of EU legislation on own funds in force at that time. This transposition was initiated with Sustainable Economy Law 2/2011 of March 4, 2011 and followed up by Law 6/2011 of April 11, 2011, which amended Law 13/1985 of May 25, 1985 on investment ratios, own funds and reporting requirements for financial intermediaries, Law 24/1988 of July 28, 1988 on the securities market and Legislative Royal Decree 1298/1986 of June 28, 1986 on the adaptation of current credit institution law to EU legislation, and, finally, by Royal Decree 771/2011 of June 3, 2011 amending Royal Decree 216/2008 of February 15, 2008 on the own funds of financial institutions.

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

Law 25/2011 of August 1, 2011, which entered into force on October 2, 2011, partially amends the Spanish Corporate Enterprises Act and transposes Directive 2007/36/EC of the European Parliament and of the Council dated July 11, 2007. The most important novelties of the law are: (i) the recognition of the company’s electronic corporate address or corporate website for legal corporate purposes; (ii) the introduction of appraisal rights for dissenting shareholders in the event a substantial amendment to the corporate purposes and in the event of non-listed companies not distributing a third of distributable profits “derived from activities within their core corporate purpose” from their fifth year of the existence; (iii) the possibility for companies to introduce additional circumstances in the articles of association which would grant the company the right to forcibly redeem the shares of such shareholders; and (iv) other amendments of the Spanish Corporate Enterprises Act in relation to the winding-up and liquidation of all form of companies and the general shareholders meeting.

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

Law 32/2011, of October 4, 2011, which came into force on October 6, 2011, amended Law 24/1988, of July 28, on the Securities Market, and is intended, among other aspects, to reform securities clearing, settlement and registration arrangements. The Law 32/2011 imposed the obligation to carry out all equity transactions traded, in both, official secondary markets and multilateral trading systems through a central counterparty. Likewise, it removed the references to the mechanism for ensuring delivery allowing, ultimately, for cash settlement when securities cannot be obtained. In addition, Law 32/2011 sets up the basis of the regulatory regime of the central counterparty, establishing, among others: (i) the obligation to take the form of public limited company; (ii) the need to be authorized by the Ministry of Economy and Finance; (iii) that it will be subject to the supervisory regime of Spanish Securities Exchange Commission (CNMV) and Bank of Spain; (iv) that it will be subject to the significant shareholding regime of Law 24/1988, of July 28, on the Securities Market; (v) regulation of the committees that will form part of the central counterparty; and (vi) regulation of the insolvency of the central counterparty, any of its members or any client of a member. The Law 32/2011 also amended IBERCLEAR’s regulatory regime in connection with: (i) new corporate law rules that will facilitate the relationship between IBERCLEAR and the other agents of the trading and post-trading system and (ii) the regulation on the agreements that IBERCLEAR may carry out is completed to provide a better coverage to the TARGET2-Securities project.

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

Royal Decree 1336/2012, of September 21, 2012 amended certain royal decrees relating to the powers of European Services Authorities (“ESAs”). This Royal Decree, which completes the transposition of Directive 2010/78/EU of the European Parliament and of the Council of November 24, 2010, incorporates into Spanish law the obligation of the competent authorities (Bank of Spain and CNMV) to cooperate with, inform and communicate with their European counterparts (the European Banking Authority (EBA) and the European Securities and Markets Authority (ESMA)) on certain matters, some of which were initially regulated in Royal Decree-Law 10/2012 of March 23, 2012 amending certain financial legal provisions relating to the powers of the ESAs, and which are now addressed in their respective implementing provisions.

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

Royal Decree-Law 20/2012 of July 13, 2012 on measures to ensure budgetary stability and the promotion of competitiveness which, among other reforms, amended Law 24/1988 of July 28, 1988 on the Securities Market (and Law 44/2002 of November 22, 2002 on financial system reform measures) to include a new financial instrument in the Spanish legal system, the so-called “internationalization covered bonds” (cédulas de internacionalización). These bonds are similar to “territorial covered bonds” (cédulas territoriales), introduced by Law 44/2002 and are fixed-income securities that may be issued by credit institutions, whose capital and interest are especially secured by loans and credits granted for the internationalization of companies. The total amount of internationalization covered bonds issued by a credit institution may not exceed 70% of the amount of the unrepaid “eligible” loans and credits.

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

Law 17/2012 of December 27, 2012 on the State Budget for 2013 authorized the Minister for Economic Affairs and Competitiveness to increase State debt for year 2013 with the limitation that the outstanding balance at the end of the year may not exceed that on January 1, 2013 by more than €71 billion. The collective action clauses (CAC) that apply as of January 1, 2013 to all issues of public debt with a maturity of more than a year are a set of clauses aggregating representative majorities among bondholders. In the event of a proposed modification of debt instruments’ conditions, this avoids the need to obtain unanimity among all bondholders and thus makes it possible to adopt binding modifications, avoiding a minority’s being able to block solutions approved by the majority. This allows, for example, the bonds’ terms governing their issue or management to be modified with the prior consent of the issuer and a vote in favor by at least 75% of the total principal of the bonds in circulation represented by a duly called meeting of bondholders, or a written resolution signed by or on behalf of the holders of at least 66% of the total principal of the bonds in circulation. The instruments and issue mechanisms used for State debt have, however, been left broadly unchanged. Thus, ordinary and special auctions (competitive and non-competitive bids) and other procedures will continue to be used for issues. In particular, issues may be granted, in whole or in part, to one or more financial institutions to ensure their placement. Outright sales or the sale under repos of newly issued securities or expanded existing issues that the Treasury might have in its securities account may also be performed.

On February 23, 2013, came into force the Royal Decree-Law 4/2013 on measures to support entrepreneurs and stimulate growth and job creation. The main changes from the financial and fiscal standpoint are: a) The measures to promote business finance include an amendment to the Regulations on the organization and supervision of private insurance, enacted by Royal Decree 2486/1998 of November 20, 1998, to allow insurance undertakings to invest in shares admitted to trading on the alternative stock market (MAB) or any other multilateral trading facility, and in venture capital funds, and that these investments be eligible as part of their technical provisions. Similarly, the regulations on pension schemes and pension funds, enacted by Royal Decree 304/2004 of February 20, 2004, have been amended to allow pension funds to invest in these securities. In both cases, a specific maximum limit of 3% of insurance undertakings’ total technical provisions, or of the pension funds’ total assets, in the securities of a single entity is established. This ceiling rises to 6% when they are issued or backed by entities belonging to the same group; b) Another measure to encourage non-bank finance of share capital companies is the elimination of the limit set in the Law on Share Capital Companies. This relaxation of the rules will only be applicable in the case of issues aimed at institutional investors, to ensure adequate protection of retail investors. Specifically, it applies in the following cases: 1) when aimed solely at qualified investors; or 2) investors purchasing securities of a minimum value of €100,000 in each issue; or 3) when offering securities with a nominal unit value of at least €100,000; c) in order to stimulate business creation and reduce the tax burden on new firms in their first few years of operation, a more favorable tax framework has been created for self-employed persons starting a business. Thus, new businesses starting after January 1, 2013 will pay corporate income tax in the first tax year in which the company’s taxable earnings are positive and in the subsequent tax year at a rate of 15% on the first €300,000 of taxable income, and 20% on the remainder. In line with the above, a new reduction of 20% on net business and professional earnings has been established in personal income tax for persons starting a business or professional activity, applicable to the first tax year in which their earnings are positive and in the subsequent tax year. The current limit on the exemption for unemployment benefits received as a single payment has also been eliminated (this exemption was previously set at €15,500); d) The period in which debtors are to settle payment (unless stipulated otherwise in the contract) has been shortened from 60 to 30 calendar days after the receipt of the goods or provision of services, even if the invoice or demand for payment is received previously. This limit can be extended to 60 calendar days by agreement between the parties in exceptional cases. It is stipulated that, if the parties have agreed a deferred payment timetable, and either of them fails to meet payment on the agreed date, the interest on arrears will be calculated only on the overdue amounts. The legal interest rate the debtor is liable to pay in the event of late payment has been increased, such that it is now the interest rate applied by the ECB in its most recent main refinancing operation, plus eight percentage points. Late payment incurs a fixed charge of €40 that the creditor is entitled to collect from the debtor, which will be added to the principal without the need for an express demand. All duly substantiated costs of collection caused by the default will be added to this amount. As regards these costs, the legislation states that any agreement between the parties excluding compensation will be presumed to be an unfair contract term and thus null and void.

On July 28, 2013, Law 11/2013 of July 26 on business support measures and measures conducive to growth and job creation came into force. It revises the provisions in Royal Decree-Law 4/2013 of February 2013 on business support some of which affect the financial sector. More recently, Law 14/2013 of September 27, on support to and internationalization of business not only complements that mentioned above, but also introduces new fiscal and social security support for business and promotes channels of financing and growth in the international markets. The most notable changes introduced by Law 11/2013 and Law 14/2013 , particularly those of a financial and fiscal nature, are as follows: a) Own funds and core capital requirements of credit institutions in respect of risk-weighted exposure amounts for credit risk to SMEs have been reduced, since now the capital requirements for risks of this type will be multiplied by a supporting factor of 0.7619; b) The regulatory framework governing cédulas de internacionalización (internationalization covered bonds) was updated to address in greater detail the assets pledged as collateral for them, and a new instrument, bonos de internacionalización (internationalization bonds), was created to lend greater flexibility to the issuance of securities collateralized by loans linked to internationalization (without prejudice, in any case, to the unlimited liability of the issuer). Compared with the previous legislation, the list of eligible collateral is broadened and its scope is extended to include internationalization bonds. Thus the principal of and interest on covered bonds will be particularly collateralized by loans relating to the financing of goods and services export contracts or to the internationalization of firms meeting certain requirements. These requirements include, inter alia, that the firm has a high credit quality, and that the loan has been granted to general government or to EU or non-EU public sector entities or to multilateral development banks or international organizations or, regardless of the borrower, has been guaranteed by these bodies; c) Certain amendments were made to the regulations on the organization and supervision of private insurance enacted by Royal Decree 2486/1998 of November 20, 1998. In particular, it is provided that insurance companies may invest in securities admitted to trading on the Mercado Alternativo Bursátil (alternative stock market) or on the Mercado Alternativo de Renta Fija (alternative fixed-income market) and in venture-capital companies and that those investments qualify for the coverage of technical provisions under certain conditions, although they are not eligible for an amount above 10% of total technical provisions. In the same vein, amendments were made to the pension scheme and pension fund regulations enacted by Royal Decree 304/2004 of February 20, 2004 so as to allow pension funds to invest in these securities; d) The provisions of Royal Decree-Law 4/2013 regarding the removal, in certain cases, of the limit imposed on share capital companies are retained, and, accordingly, the total amount of debt securities issued may not exceed paid-in share capital plus reserves to ensure that retail investors are adequately protected, this flexibility will only apply in those cases in which the issues are targeted at institutional investors, specifically: 1) when they are targeted exclusively at qualified investors; 2) when the securities offering is directed at investors that purchase securities amounting to at least €100,000 per investor in each separate offering, or 3) when the offering is of securities with a unit nominal value of at least €100,000. Also, certain refinements are made in respect of the issuance by share capital companies of debt or other securities of which recognize or create debt and are to be admitted to trading in a multilateral trading system. Thus, it will not be required to execute a public deed, register the issue or perform other related acts in the Mercantile Register, including the Official Gazette of the Mercantile Register; and e) The tax framework of Royal Decree-Law 4/2013, which favors the self-employed who start up a business, with a view to encouraging the creation of businesses and to reducing the tax burden during the initial years of business activity, was retained.

On March 24, 2013, came into force Royal Decree-Law 6/2013 of March 22, 2013 on the protection of the holders of certain savings and investment products and other financial measures was published. This Royal Decree-Law introduces certain mechanisms to speed up the resolution of disputes between credit institutions and their customers, primarily through arbitration, in relation to the marketing of certain savings and investment products, particularly hybrid capital instruments (generally preference shares) and subordinated debt. It also aims to offer liquidity to holders of shares received in exchange for these instruments, granting the Credit Institution Deposit Guarantee Fund (FGD) sufficient legal powers to create market mechanisms allowing liquidity alternatives for these shares. A monitoring committee has been set up as a decision-making body under the Ministry of Economy and Competitiveness to oversee hybrid capital and subordinated debt instruments, with specific responsibility for: 1) analyzing the factors behind judicial and extrajudicial claims by holders of this type of financial product against credit institutions in which the Fund for the Orderly Restructuring of the Banking Sector (FROB) has a shareholding; 2) quarterly submission of a report to the Spanish Parliament on the elements underlying these claims, and, where applicable, 3) making proposals to the competent authorities to improve the protection of purchasers of these products. The committee will also determine the basic criteria to be applied by credit institutions in which the FROB has a shareholding in order to offer their customers the option of submitting disputes arising in relation to the instruments mentioned to arbitration, so that they are appropriately compensated for the economic loss incurred. It will also specify the criteria to designate the group of customers whose claims, in view of their personal or family circumstances, should receive priority treatment by credit institutions in which the FROB has a shareholding. The committee will agree these criteria at its inaugural meeting and may review them on a quarterly basis. The commission will be chaired by the President of the CNMV, with the Deputy Governor of the Banco de España as deputy chairman, with a secretary appointed by the CNMV. The remaining members are the General Secretary for Health and Consumer Affairs, at the Ministry of Health, Social Services and Equality; the General Secretary for the Treasury and Financial Policy, at the Ministry of Economy and Competitiveness; and the President of Consumers’ and Users’ Council. Representatives appointed by the consumer affairs authorities at the regional government and the National Consumer Affairs Institute who have taken part in the claim and resolution mechanisms mentioned will also be invited to attend in an advisory capacity. The Royal Decree-Law also sets out a mechanism for providing liquidity through the Deposit Guarantee Fund (FGD) for shares due to be received by holders of the aforementioned instruments as a result of their being exchanged. Thus, first of all, the functions of the FGD have been expanded to allow it to subscribe for shares or subordinated debt instruments issued by Sareb. Moreover, it is empowered to purchase ordinary shares not admitted to trading on a regulated market issued by credit institutions transferring their assets to Sareb and which are the product of the conversion of hybrid capital instruments and subordinated debt. The FGD will primarily acquire the shares of the institution’s customers who are in situations of particular hardship as a result of their personal and family circumstances, in accordance with the criteria laid down by the committee. The foregoing instruments will be acquired at a price that does not exceed their market value and is in accordance with European Union rules on State aid. For the purposes of determining the market value, the FGD will commission an independent expert report. In order to maintain the FGD’s asset position healthy to ensure it is able to perform its role in supporting the stability of the Spanish financial system properly, a special one-off contribution to it by member institutions has been established, of 3 per mille of deposits held on December 31, 2012. This contribution will be made in two phases. A first tranche equivalent to 40% is to be paid within 20 business days of December 31, 2013. The management committee of the FGD may establish certain exemptions in relation to this tranche, such as: 1) non-application of this tranche to institutions in which the FROB has a majority shareholding; 2) a deduction of up to a maximum of 50% of the contributions of FGD member institutions whose basis for the calculation does not exceed €5 billion; and 3) a deduction of up to a maximum of 30% of the amounts invested by institutions in the subscription or purchase, before December 31, 2013, of shares or subordinated debt instruments issued by Sareb. The second tranche, which will account for the remaining 60%, must be paid within 7 days of January 1, 2014, in accordance with the timetable of payments laid down by the management committee. Without prejudice to the payment timetable, the amount due for this second tranche will be recognized on the assets of the FGD on the date of settlement of the first tranche.

On May 15, 2013, Law 1/2013, on measures to strengthen the protection of mortgagors, debt restructuring, and rented social housing, came into force on May 15, 2013. The Law 1/2013 was partially amended by Law 8/2013, of June 26, on urban renewal, regeneration and rehabilitation. An immediate two-year moratorium on evictions of families considered to be especially vulnerable has been enacted. This exceptional temporary measure will affect any mortgage foreclosure proceedings or extrajudicial sale granting the property to the creditor affecting the principal residence of persons included in certain groups. Special vulnerability is defined here in similar terms as in Royal Decree-Law 27/2012 of November 15, 2012 (BOE of on urgent measures to strengthen the protection of mortgage debtors., namely applying to: 1) large families; 2) one-parent families with two dependent children; 3) families with a child aged under three years; 4) families with a member with a recognized level of disability of more than 33%, requiring long-term care, or suffering from illness accredited as permanently preventing them from working; 5) families in which the mortgagor is unemployed and has exhausted their unemployment benefits; 6) families living together in which one or more persons related to the mortgagor or their spouse by a family tie of up to the third degree of kinship is disabled, requires long term care, or suffers from a serious illness accredited as permanently preventing them from working; and 7) families in which there is a victim of domestic violence, provided the dwelling subject to repossession is their principal residence. Improvements have been made to the mortgage market with the amendment of the consolidated text of the Mortgage Law, promulgated by Decree on February 8, 1946; Law 2/1981 of March 25, 1981 on mortgage market regulation; and Law 41/2007 of December 7, 2007, amending Law 2/1981 of March 25, 1981 on mortgage market regulation and other rules of the mortgage and financial system, regulating reverse mortgages and long-term care insurance and establishing certain tax rules. The deed of mortgage on the property must state whether the mortgaged property is intended as the principal residence or not. Unless proven otherwise, at the time of foreclosure it will be deemed that the property is the principal residence if so stated in the deed. The deed will also be required to include, together with the customer’s signature, a handwritten statement, with the wording to be determined by the Bank of Spain, to the effect that the borrower has been adequately warned of the possible risks arising out of the contract. This will apply, in particular, in the following cases: 1) when limitations are placed on the variability of the interest rate, in the form of floor and ceiling clauses, in which the limit on downward variations is less than that on upward variations; 2) when the contract incorporates an interest rate hedging instrument, or 3) when the loan is in one or more foreign currencies. The Mortgage Law has also been strengthened as regards the arrangements for extrajudicial sales of mortgaged property, provided that this has been agreed in the mortgage deed in the event of a default on payment of principal or interest on the guaranteed amount. Various amendments have also been made to Law 1/2000 of January 7, 2000 on Civil procedure in order to ensure that mortgage foreclosure proceedings take place in a way that protects the rights and interests of mortgagors appropriately, and overall, to streamline foreclosure proceedings and make them more flexible. In particular, the legal costs that may be claimed from the foreclosed debtor may in no case exceed 5% of the amount demanded in the foreclosure order. The possibility of a reduction in the outstanding debt has been provided for, such that when part of the debt remains unpaid after mortgage foreclosure of the debtor’s principal residence, the debtor may be released from it if certain conditions are satisfied. These are, settlement of 65% of the remainder within five years, together with interest at the legal rate, or if that is not possible, 80% over a period of ten years. The debtor is also entitled to a share of any possible future revaluation of the foreclosed property. Specifically, if the foreclosed property is sold in the following ten years, the outstanding debt for which the debtor is liable will be reduced by 50% of the capital gain obtained from the sale. If, during the periods indicated above, the property is realized for a sum greater than that for which the debtor is liable, the latter will be released under the above rules and be entitled to the remainder of the proceeds. If these periods expire in 2013 they will be extended until January 1, 2014.

Royal Decree-Law 11/2013, of August 2, on the protection of part-time workers and other urgent economic and social measures. Among other measures, in order to comply with the decision adopted by the European Commission last July 17, 2013, which concluded that the Spanish tax lease arrangements for the acquisition of vessels as worded till December 31, 2012 was partially incompatible with EU rules on state aid, introduces the transitional regime to be applied to all existing administrative authorizations affected by the content of that Decision.

Law 14/2013, of September 27, on support to entrepreneurs and their internationalization. Among other measures, it modifies the VAT regulation, introducing with effect from January 1, 2014, an optional cash basis regime for VAT tax payers whose turnover during the previous calendar year was less than €2 million.

Law 16/2013, of October 29, establishing certain measures on environmental taxation and taking other tax and financial measures on. It includes different changes to corporate income tax; among the most significant ones:

a)	For tax periods beginning on or after January 1, 2013: (i) it has eliminated the tax deductibility of impairment losses on holdings in the capital or equity of entities, whether or not resident in Spain, and the possibility of deducting losses incurred abroad by permanent establishments (“PEs”); (ii) it has introduced a deferral regime for tax losses incurred on intragroup transfers of securities representing a holding in the capital or equity of entities, or on intragroup transfers of the PE, until the securities are transferred to third parties outside the group or the transferor or transferee cease to form part of the group; and new restrictions for the calculation of tax losses on the transfer of holdings.

b)	It has renewed for tax periods beginning in 2014 and 2015, some temporary measures which were introduced exceptionally for years 2012 and 2013, among others: (i) the offsetting of tax losses carryforwards will be restricted to 50% of the tax base before such offset for those entities whose turnover during the previous year was between €20 million and €60 million, and to 25% if the turnover exceeds €60 million; though these limitations will not apply to income/gains subject to debt compositions as a result of an arrangement with creditors not related to the taxpayer that is approved in a tax period beginning on or after January 1, 2013 (ii) the limitations on the tax deductibility of goodwill to 1% per year, and of intangible assets with an indefinite useful life to 2% per year, (iii) the increase in the rates applicable for determining the amount of the tax prepayment for large companies

Royal-Decree-law 14/2013, of November 29, on urgent measures to adapt Spanish Law to European Union legislation on the supervision and solvency of financial institutions. The new legislation approved introduces important tax measures aimed at allowing for certain deferred tax assets (“DTAs”) to continue to be classed as capital, in line with legislation in force in other European Union member states, in such a way that Spanish credit institutions may operate in a uniform competitive environment. It states that certain temporary differences deriving from bad debts and pensions will receive a special treatment as regards their inclusion in the tax base, with retroactive effects for tax periods commencing on or after January 1, 2011. Moreover, for tax periods commencing on or after January 1, 2014, the timing differences which, after taking into account the aforementioned rules, cannot be used in certain circumstances (either because the taxpayer incurs accounting losses or because it is liquidated or has an insolvency order against it) can be “converted” into current credits against the tax authorities (which can be cash-settled or offset against other current tax debts, at the taxpayer’s option). Lastly, the provision establishes that after certain periods have elapsed without being able to use those tax assets, they can be exchanged for public debt securities.

Law 22/2013, of December 23, on 2014 National General Budget, among other tax measures, includes the extension for the year 2014 of certain temporary measures that had been introduce for tax years 2012 and 2013, among the most significant ones: (i) the supplementary levy scale on Individual Income Tax, (ii) the increase of the withholding tax rates for nonresident income to 24.75% (standard rate) and 21% (applicable on dividends, interest and capital gains), instead of 24% and 19% rates respectively, (iii) the extension of the Wealth Tax enforcement. Royal Decree-Law 1/2014, of January 24, has also extended until 31 December 2014 the increase of the 19% withholding rate in the Corporate Income Tax to 21%.

Instrument of Ratification of the Convention between the Kingdom of Spain and Argentina for the avoidance of double taxation and prevention of fiscal evasion with respect to taxes on income and on capital, made in Buenos Aires on March 11, 2013, (published in BOE January 14, 2014). The new Convention entered into force on December 23, 2013, but new will apply retroactively to January 1, 2013, replacing the previous treaty that had been terminated unilaterally by Argentina with effects from the same date. In general the new treaty retains the terms of the previous treaty; however, it excludes relief from Argentina’s 0.5% wealth tax. The Argentine government terminated the previous treaty in 2012. Among the most significant changes included in the new Tax Treaty is the elimination of the exclusive taxation in the country of residence of assets consisting of shares in a company and the Most Favorable Nation clause (affecting interest, royalties and capital gains) of the previous protocol.

On March 14, 2013, a new Tax Treaty was signed between Spain and the United Kingdom. The ratification process was concluded in April 2014 and the new Treaty will apply in Spain from June 12, 2014 for withholding taxes and from January 1, 2015 for income taxes and other taxes, and in the U.K. from June 12, 2014 for withholding taxes, from April 6, 2015 for income and capital gains taxes, and from April 1, 2015 for corporation tax. Among the most relevant changes introduced by the new Treaty, the interests’ and royalties’ withholding tax rates have been reduced to 0%, and the dividend withholding tax rate has been reduced to 0% if the beneficial owner is a company that controls, directly or indirectly, at least 10% of the capital in the company paying the dividends or a pension scheme.

* * * * * *

In an attempt to deal with the international financial crisis, due to the exceptional circumstances notably beginning in the second half of 2008, the following laws were approved in Spain:

•	Royal Decree-Law 1642/2008 of December 10 increased consumer deposit and investment guarantees up to €100,000 for each depositor or investor and Spanish entity.

•	Royal Decree-Law 6/2008 of October 10 creates the Spanish Financial Asset Acquisition Fund, and Order EHA/3118/2008, dated October 31, enacts this Royal Decree. The purpose of the fund, which is managed by Spain’s Ministry of Economy and Competitiveness and has an initial endowment of €30 billion that can be increased to €50 billion, is to acquire, with public financing and based on market criteria via auctions, financial instruments issued by credit institutions and securitization funds (which are backed by loans granted to individuals, companies and non-financial entities) as a measure to increase liquidity.

•	Royal Decree-Law 7/2008 of October 13 on Emergency Economic Measures in connection with the Concerted Euro Area Action Plan (“RD 7/2008”), and Order EHA/3364/2008, dated November 21, as amended by Order EHA/3748/2008 of December 23, enacting article 1 of the aforementioned Royal Decree, include the following measures:

–	Article 1 of RD 7/2008, authorizes the granting of state guarantees for certain new financing transactions carried out by credit entities resident in Spain up to a maximum amount of €100 billion. The purpose of Order EHA/3364/2008, as amended by Order EHA/3748/2008 is to implement the provisions of RD 7/2008 and to specify certain essential aspects of the system for granting guarantees to credit entities, such as: (i) the characteristics of the guarantees to be granted; (ii) the requirements that the beneficiary entities and the transactions must fulfill; and (iii) the process to be followed in order to grant the guarantees. Debt issued under this state guarantee must form part of individual operations or issuance programs; not be subordinated or secured by any other class of guarantee; be traded on official Spanish secondary markets; mature within three months and three years (although this maturity can be extended to five years subject to prior notification to the Bank of Spain); be fixed or floating rate (subject to special conditions for floating-rate debt); be repaid in a single installment at maturity; not have any options or other derivatives attached to it; and, not be less than €10 million per issue. The deadline for issuing debt eligible for state guarantees was December 31, 2009 and the total amount of guarantees is €100 billion.

–	Authorization, on an exceptional basis, until December 31, 2009, for the Spanish Ministry of Economy and Finance to acquire regulatory capital (including preferred securities and quotas) issued by credit entities resident in Spain that need to reinforce their capital and request such action. These acquisitions will require a report from the Bank of Spain.

•	Royal Decree-Law 3/2009, of March 27 on urgent measures for tax, financial and insolvency matters, amends the Spanish Insolvency Law (in force since 2004), and aims: (i) to facilitate restructuring outside insolvency proceedings for companies undergoing financial difficulties; (ii) to expedite insolvency proceedings for companies which either decide or are bound to restructure in an insolvency situation; and (iii) to settle certain discrepancies concerning credit subordinations. Additionally, it authorizes the Consorcio de Compensación de Seguros to participate in the reassurance of credit insurance transactions.

•	Royal Decree-Law 9/2009 of June 26 on bank restructuring and credit institutions equity reinforcement, which also aims at maintaining confidence in the financial system and enhancing its strength and solvency so that the surviving institutions are sound and able to provide credit normally, proposes a bank restructuring model based on the three Credit Institution Deposit Guarantee Funds and the use of the “Fund for the Orderly Bank Restructuring”, which has three different stages: (i) the search of a private solution by the credit institution itself; (ii) the adoption of measures aimed at dealing with any weakness that affect the viability of credit institutions, with the participation of the Credit Institution Deposit Guarantee Funds and (iii) restructuring processes with the intervention of the Fund for Orderly Bank Restructuring.

This recapitalization scheme for credit institutions was approved by the European Commission until December 31, 2010, concluding the scheme is compatible with article 107.3.b of the Treaty on the Functioning of the European Union (“TFEU”).

•	Royal Decree-Law 6/2010 of April 9 and Royal Decree-Law 13/2010, of December 3, have introduced different measures with the aim of promoting economic recovery and employment. Among the tax measures included, the most significant ones are the expansion and extension of the accelerated depreciation of new assets, the expansion of the small-and medium-sized businesses tax regime, which includes a reduction of taxation for those companies, and the exemption from stamp tax of the incorporation of companies or contributions to them.

•	Royal Decree-Law 628/2010 of May 14, amending Royal Decree-Law 2606/1996 of December 20, 1996 on credit institution deposit guarantee funds and Royal Decree 948/2001 of August 3, 2001, on investor compensation schemes. The Royal Decree 628/2010, which was enacted in order to complete the transposition of Directive 2009/14/EC of the European Parliament and of the Council of March 11, 2009, came into force on June 4, 2010, and introduces a series of reforms in the regulation of deposit guarantee schemes, such as the obligation of credit institutions to inform depositors of the coverage of their deposits by foreign or domestic schemes and the reduction of the time period for the Bank of Spain to check that a credit institution is unable to repay deposits which are due and payable to five days.

•	Royal Decree-Law 11/2010 of July 9 on governing bodies and other aspects of the legal regime of savings banks amending Law 13/1985 of May 25 on the investment ratios, ownership of funds and reporting obligations of financial intermediaries in respect of equity units and Law 31/1985 of August 2 on regulation of the basic rules on governing bodies of savings banks, is intended to improve savings banks’ possibilities of raising capital by reforming the legal regime for equity units, to promote the professionalization of their governing bodies, adapt certain aspects of institutional protection schemes formed by savings banks and design a new organizational model of savings banks financial activity. This Royal Decree-Law also modifies some aspects of the Royal Decree-Law 9/2009 on bank restructuring and credit institution equity strengthening.

•	On February 15, 2011, the Spanish Parliament approved Law 2/2011 on sustainable economy, which is aimed to promote the sustainability of the Spanish economy and to improve the competitiveness of the Spanish economic model by eliminating administrative and tributary burdens through a series of reforms that affect the central areas of the model.

•	Royal Decree-Law 2/2011 of February 18 on the strengthening of the banking system, which came into force on February 20, 2011, is aimed to dissipate the fears that have arisen regarding the capacity of the Spanish banking system to absorb the potential losses associated with the deterioration of assets and proposes to strengthen the solvency of Spanish banking entities and to accelerate the restructuring process of the Spanish savings banks. The Royal Decree-Law provides incentives for institutions to raise private capital to boost their solvency, which can be done through direct funds from third parties, public issuances or a combination of both.

•	Royal Decree-Law 20/2011, of December 30, on urgent budgetary, tax and financial measures to correct the public deficit, introduces different temporary amendments in the tax system. The most significant of these are:

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

•	Royal Decree-Law 12/2012 of March 30, which introduces several tax and administrative measures designed to reduce the public deficit. The most significant measures approved refer to the Corporate Income Tax, some of them with a permanent nature, such as the limitation of the deductibility of financial expenses, the non-deductibility of certain intragroup financial expenses, and the elimination of the accelerated depreciation regime for large sized companies; and others temporary which will only affect tax years beginning within 2012 and 2013, such as the limitation of the deductibility of goodwill, and the introduction of a minimum advanced staged payment for larger companies.

•	Royal Decree-Law 2/2012 of February 3, which came into force on February 4, is primarily aimed at strengthening and rationalizing the balance sheets of Spanish financial institutions and consolidated group of credit institutions in relation to the large exposures to real estate assets through loans to real estate developers and repossessed assets, by increased provisioning combined with a requirement for an additional capital buffer on impaired assets. This Royal Decree-Law is also aimed at promoting consolidation of the financial sector, giving incentives to new integration processes among the Spanish financial institutions and introducing operational changes to the Fund for Orderly Bank Restructuring (“FROB”) and reinforcing new corporate governance rules for financial institutions which have received financial support from the FROB. (See Item 4. Information on the Company - A. History and development of the company – Other Material Events’ herein)

•	Royal Decree-Law 10/2012, of March 23, amended certain financial legislation in relation to the powers of the European Supervisory Authorities, aiming at adapting national supervisory arrangements to the new European supervisory framework so that Spain acts in coordination with the new European Supervisory Authorities, as well as with other Member States. In general, this Royal Decree-Law introduces the obligation for the Spanish supervisory authorities of the different financial institutions (Bank of Spain, CNMV and Directorate General of Insurance and Pension Funds) to cooperate with their European counterparts (European Banking Authority, European Securities and Markets Authority, and European Insurance and Occupational Pensions Authority, respectively), as well as with the European Systemic Risk Board. Furthermore, they shall provide these authorities with all the information that they need in order to perform their functions as conferred under European regulations.

•	Royal Decree-Law 3/2012, of February 10, on urgent labor reform measures was enacted. From the standpoint of financial regulation, the seventh additional provision of Royal Decree-Law 3/2012 complements Royal Decree-Law 2/2012 of February 3, on clean-up of the financial sector balance sheet in respect to the establishment of a specific remuneration regime applicable to the directors and managers of credit institutions that receive government financial support for balance sheet clean-up and restructuring, as regards limitations on severance payments. Additionally, it sets certain rules on the termination of credit institution directors’ or managers’ contracts due to the imposition of sanctions and on the suspension of those contracts due to suspension of the directors or managers or certain cases of provisional replacement thereof. Credit institutions majority owned or financially supported by the FROB may in no case make severance payments for contract termination exceeding the lower of the following amounts: (i) twice the maximum bases set in Royal Decree-Law 2/2012 of February 3, 2012 on clean-up of the financial sector balance sheet; or (ii) two years of stipulated fixed remuneration.

•	Royal Decree-Law 6/2012, of March 9, which became effective on March 11, 2012, on urgent measures to protect mortgagors without funds established measures to foster the restructuring of the mortgage debt of persons suffering extraordinary difficulty in meeting payments, and to set in place mechanisms to make mortgage foreclosure procedures more flexible. The protection model designed is based on a code of good practices for the viable restructuring of mortgage debts on the principle residence, which is supplemented by tax measures. It shall apply to debtors within the exclusion threshold who hold loans for the purchase of houses the purchase price of which does not exceed certain levels applicable at the date of its entry into force.

•	Royal Decree-Law 4/2012, of February 24, set out information obligations and procedures necessary to establish a financing mechanism for payments to local government suppliers, and Royal Decree-Law 7/2012, both of March 9, amended by Royal Decree-Law 10/2012 of March 23, and set up the Fund for Financing Payments to Suppliers. Royal Decree-Law 4/2012 is aimed to provide the conditions necessary for local governments to meet their outstanding payment obligations to suppliers stemming from the tendering out of works, supplies or services. For this purpose it sets in place an extraordinary financing mechanism, of which regional governments can also avail themselves. Royal Decree-Law 7/2012 sets up the Fondo para la Financiación de los Pagos a Proveedores (Fund for Financing Payments to Suppliers) and regulates the terms and conditions of transactions for paying the outstanding obligations of local governments and, where applicable, of the regional governments that have availed themselves of this financing mechanism.

•	Royal Decree-Law 18/2012, of May 11, on write-downs and sales of the financial sector’s real estate assets, which builds on Royal Decree-Law 2/2012 of February 3, and which became effective on May 12, 2012, required credit institutions to create new provisions for their portfolio of loans and assets foreclosed or received in payment of debts relating to development land and to real estate construction or development. The new requirements must be complied with before December 31, 2012, except in the case of institutions that carry out integration processes during 2012, which will have 12 months from when such processes are authorized. These processes must involve a significant transformation of the institutions concerned, involve institutions that do not belong to the same group and comply with the following conditions: (i) They must be carried out through operations that entail structural modifications or the acquisition of institutions in which the Fund for the Orderly Restructuring of the Banking Sector (FROB) has a majority holding, or for which the latter has been appointed provisional administrator; (ii) they will include measures tending to improve their corporate governance; and (iii) they must incorporate a plan for the divestment of assets related to real estate exposures, as well as commitments to increase lending to households and small and medium-sized enterprises. For this purpose, credit institutions and consolidable groups of credit institutions had to submit a plan to the Bank of Spain, by June 11, 2012, detailing the measures they intended to adopt to comply with the new requirements.

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

•	Law 8/2012 of October 30, on write-downs and sales of the financial sector’s real estate assets, which became effective on October 31, 2012, gives the provisions of Royal Decree-Law 18/2012, May 11, the status of a law. Among other things, it required additional provisions to those already established in Royal Decree-Law 2/2012 of February 3, consolidating the financial sector in the wake of the impairment of its loans to the property business. These new requirements must have been complied with by the credit institutions by December 31, 2012. It also clarified a number of points regarding Royal Decree-Law 2/2012 to ensure consistency with Royal Decree-Law 18/2012, and the opportunity was taken to modify a number of financial regulations.

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

•	Royal Decree-Law 21/2012 of July 13, on liquidity measures for general government and in the financial field, which became effective on July 15, 2012, introduced certain amendments to the Spanish regulation from the financial regulation standpoint. Among others, it authorized the FROB to subscribe to the agreements and contracts necessary to formalize and place at the disposal of the State and the FROB itself the financial assistance that it may receive, directly or indirectly through the State, in cash or in debt securities, not being this assistance subject to the limits envisaged in article 2.5 of Royal Decree-Law 9/2009 of June 26, on bank restructuring and the strengthening of credit institutions’ own funds. As part of the recapitalization processes envisaged in Royal Decree-Law 9/2009, the FROB may advance in the form of a loan, in cash, or in debt securities the amount of the financial support that the institutions participating in these processes had requested. The decision to grant these advances will be conditional upon a series of circumstances which, in the opinion of the Bank of Spain, may determine that the institution in question is subject to liquidity tensions that may affect its stability during the period needed for the effective subscription and disbursement of the support from the FROB.

The Royal Decree-Law also envisaged the institution of a territorial financing mechanism which involves the creation of a Regional Government Liquidity Fund that will be funded with a charge to the State budget with an extraordinary budgetary appropriation for an amount of €18 billion. The Fund was assigned to the Ministry of Economy and Competitiveness and General Government through the Secretariat of State for General Government, and it will be managed by the Official Credit Institute (OCI). It will extend loans to the Regional Governments, in order to cover their financial liquidity needs.

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

•	Royal Decree-Law 24/2012 of August 31, on restructuring and resolution of credit institutions, which repeals Royal Decree-Law 9/2009 of June 26, on bank restructuring and strengthening of the capital of credit institutions, as well as certain sections of Royal Decree-Law 2/2011 of February 18, on the strengthening of the Spanish financial system, and of Royal Decree-Law 2/2012 of February 3, on restructuring of the financial sector, also, introduced various amendments to a large number of provisions with the status of Law. The Royal Decree-Law included the following measures: (i) a new enhanced framework for the management of credit institution crises, which will allow such institutions to be effectively restructured and, where necessary, resolved (wound up) in an orderly manner; (ii) new regulation of the FROB, which delimits its powers and significantly enhances the tools for intervention in all phases of the management of credit institution crises; (iii) a system of burden sharing to distribute the costs of credit institution restructuring and resolution between the public and private sectors; (iv) the legal framework for the incorporation of an Asset Management Company; (v) greater protection for retail investors; (vi) a new regime of “capital principal” requirements that must be complied with by institutions, which covers both the definition and level of such capital; (vii) the transfer of certain powers to the Bank of Spain; (viii) new functions of the Deposit Guarantee Fund for Credit Institutions, and (ix) new limits on the remuneration of executives of credit institutions that receive financial support.

The Royal Decree-Law, besides modifying the definition of “capital principal” (core capital) to adapt it to the one used by the European Banking Authority, also modified with effect from January 1, 2013, the “capital principal” (core capital) requirements established by Royal Decree-Law 2/2011 of February 18 on the strengthening of the financial system that institutions and consolidable groups must comply with. Specifically, the requirements of 8% (general) and 10% (for institutions that have not sold at least 20% of the securities representing their capital to third parties, and that have a wholesale funding ratio of more than 20%) were converted into a single 9% requirement. The Royal Decree-Law became effective on August 31, 2012. Law 9/2012, of November 14, on restructuring and resolution of credit institution was published on November 15, 2012, and raised the content of Royal Decree-Law 24/2012 of August 31, on restructuring and resolution of credit institutions (which it repeals) to the status of a Law, and introduces some significant new provisions on the regulation of asset management companies (AMCs), and the segregated assets of AMCs’, which the Law terms “bank asset funds” (FABs). The Law also makes a number of changes of relevance to the financial sphere.

•	Law 9/2012 of November 14, sets out the general framework for asset management companies (AMCs) established in Royal Decree-Law 24/2012 of August 31, which are envisaged as tools for credit institution restructuring and resolution, and introduces some significant changes. The general legal framework applicable to AMCs, the regulations governing them, and other additional details were recently enacted in Royal Decree 1559/2012 of November 15. AMCs’ purpose is to concentrate those assets considered problematic or which might be detrimental to credit institutions’ balance sheets or jeopardize their viability, by removing them from the balance sheet and allowing them to be independently managed. The objectives AMCs are to pursue through their operations are: (i) to help consolidate the financial system by acquiring the relevant assets, such that simultaneous with their change of ownership there is an effective transfer of the risks associated with them; (ii) to minimize public financial support; (iii) to pay the debts and obligations incurred in the course of conducting their activities; (iv) to minimize possible market distortions resulting from their activities; and (v) to dispose of the assets acquired in a way that optimizes their value within the timescale for which they have been constituted. The FROB may oblige a credit institution to transfer certain classes of assets on its balance sheet to an AMC, including those on the balance sheet of any entity over which the credit institution exercises control. Asset management companies regulated under Royal Decree Law 18/2012 of May 11, on the writing down and sale of the real estate assets of the financial sector, the regulations for which were given the status of law by Law 8/2012 of October 30, are not considered AMCs. Further details have been added to Law 9/2012 of November 14, on restructuring and resolution of credit institutions by the Royal Decree-Law 6/2013 of March 22, on the protection of the holders of certain savings and investment products and other financial measures. Firstly, new conditions have been added in relation to the framework for the transfer of assets to Sareb, namely: 1) transferred loans may not be classed as subordinated in the context of the debtor’s possible bankruptcy proceedings, even if Sareb is a shareholder in the debtor company. However, if already classed as subordinated prior to the transfer, they shall remain classed as such; 2) Sareb will be entitled to adhere to proposed agreements presented by any legitimate party and the right to vote at the shareholders’ meeting, in relation to any loans acquired by it following the declaration of bankruptcy proceedings; 3) Sareb may be the beneficiary of hipotecas de máximo (mortgages securing multiple debts or obligations up to a set maximum amount) encumbering assets it already holds or subsequently transferred to it; and 4) the contractual compensation and financial guarantee schemes regulated in Royal Decree-Law 5/2005 of March 11 on urgent reforms to promote productivity and improve public sector procurement shall be applicable to Sareb.

•	Law 8/2013, June 26, on urban renewal, regeneration and rehabilitation, was published, the fifteenth final provision of which extends the period of application of hybrid capital and subordinated debt instrument management actions, as set out in Law 9/2012 from June 30, 2013 to December 31, 2013. Finally, this provision of Law 9/2012 of November 14, setting a deadline of December 31, 2013 for the application of Chapter VII of this law relative to the management of hybrid capital and subordinated debt instruments, has been eliminated by Royal Decree-Law 14/2013 of November 29. This elimination means the loss-absorption mechanisms derived from the restructuring or resolution of a credit institution, by its shareholders and subordinate creditors, prevail under Spanish regulations. Hence, the instruments needed to distribute the losses of an institution in keeping with the principle laid down in the Law regarding the correct assumption of risks and the minimum use of public funds are maintained.

•	Royal Decree-Law 27/2012 of November 15, on urgent measures to strengthen the protection of mortgage debtors was approved and has two main objectives: to put in place a two year moratorium on evictions of vulnerable families from their primary residence, and to create a stock of social housing. For a period of two years from the effective date of the law, evictions of families considered to be particularly vulnerable for any of the reasons enumerated below will not be permitted. Moreover, for this purpose, the home must have been awarded to the creditor, or person acting on the latter’s behalf, during the mortgage foreclosure proceedings, and other financial circumstances must also apply. The Royal Decree came into force on November 16, 2012.

•	On February 1, 2013, Royal Decree-Law 2/2013, on urgent measures in the electricity system and financial sector was published. In the financial area, this addressed the regulation of investments by insurance undertakings in securities or movable property rights issued by Sareb. Specifically, assets issued by Sareb may be included among those eligible to cover insurance undertakings’ technical reserves, provided they do not exceed the limit of 3% of total provisions. They will be valued at their cost of acquisition, as defined in the accounting plan for insurance companies. In addition, for the purposes of their solvency margin, unrealized capital gains or losses deriving from these assets, whether recognized on the accounts or not, will not be included in the calculation. The Royal Decree-Law came into force on February 2, 2013.

•	Royal Decree-Law 14/2013 of November 29, on urgent measures for the adaptation of Spanish law to EU supervisory and solvency regulations for financial institutions was published on November 30, 2013. The Royal Decree came into force on December 1, 2013, although certain provisions will be enforceable during 2014. The aim of this legislation is, on one hand, to incorporate directly into Spanish law Regulation (EU) 575/2013 of the European Parliament and of the Council of June 26, 2013 will came into force on January 1, 2014, extending and adapting the supervisory functions of the Bank of Spain and the CNMV to the new powers laid down in European Union Law, which considers them to be competent authorities in the area of their respective remits, and, on the other hand, to transpose Directive 2013/36/EU of the European Parliament and of the Council of June 26, 2013. The main new developments are: A) Law 13/1994 of June 1, on the Autonomy of the Bank of Spain has been amended to authorize the central bank to respond to consultations about the exercise of its executive powers in respect of the supervision and inspection of credit institutions. Replies to such consultations will be of an informative nature, and no appeal may be lodged by the parties concerned against them. However, they will be binding upon the bodies of the Bank of Spain entrusted with exercising the powers to which the consultation relates, provided that the circumstances, background information and other data contained therein do not change; B) Certain amendments have been made to Law 13/1985 of May 25, on investment ratios, own funds and reporting requirements for financial intermediaries in order to align it with European Union regulations as from January 1, 2014. Credit institutions, whether part of a consolidable group or not, shall thus maintain at all times a sufficient volume of own funds relative to investments made and risks assumed, as stipulated in Regulation (EU) No 575/2013. Likewise, they shall specifically set in place sound, effective and exhaustive strategies and procedures to assess and maintain at all times the amounts, types and distribution of internal capital considered appropriate to cover the nature and level of their risks. Moreover, as from the entry into force of the regulation the following may be imposed: 1) the obligation to have in place a minimum amount of liquid assets with which to withstand potential outflows of funds arising from liabilities and commitments, including in the event of serious incidents potentially affecting liquidity; 2) the maintenance of an appropriate structure of financing sources and of maturities in related assets, liabilities and commitments in order to avoid potential imbalances or liquidity tensions that may impair or jeopardize the institution’s financial situation, and 3) a ceiling on the ratio of the institution’s own funds to the total value of its exposures to the risks arising from its activity. These requirements may be stricter depending on the ability of each credit institution to obtain tier 1 capital. Changes have also been made regarding failure to comply with solvency rules, and the assumptions have been specified under which the Bank of Spain shall oblige credit institutions and their groups to hold own funds additional to the minimum levels required; C) The aforementioned Law 13/1985 includes a new section that sets out a series of corporate governance measures for financial institutions that will come into force on June 30, 2014. In particular, the limitations on remuneration for categories of employees whose professional activities have a bearing on the risk profile of the institution, its group, parent or subsidiaries are set out. In this respect, the variable remuneration component shall not exceed 100% of the fixed component. However, shareholders may approve a higher level provided that it does not exceed 200% of the fixed component. If it deems it appropriate, the Bank of Spain may authorize institutions to apply a theoretical discount rate, in accordance with EBA guidelines, of up to 25% of total variable remuneration, provided that it is paid through deferred instruments over a period of five or more years; D) A transitory regime has been established for specialized credit institutions which will continue to be considered as credit institutions until the specific legislation corresponding to them is approved; E) The Securities Market Law has been amended in order to introduce the reforms arising from Directive 2013/36/EU, relating to investment firms, which are akin to the reforms to credit institutions. The following, inter alia, are made extensive to the regulations governing investment firms: 1) the capacity of the CNMV, from January 1, 2014, to apply similar measures to those applicable to credit institutions when it has data allowing it to presume there are grounds denoting non-compliance with own-funds requirements or the failure to have in place an organizational structure, accounting or appropriate valuation internal control mechanisms and procedures, as well as establishing similar additional measures, and 2) corporate governance measures in respect of the limitations on the remuneration of certain categories of employees which, as at credit institutions, will come into force on June 30, 2014; F) regulations have been laid down for a legal entity identifier, envisaged by Regulation (EU) No 648/2012 of the European Parliament and of the Council of July 4, 2012, on OTC derivatives, central counterparties and trade repositories. Early next year, the central counterparties and trade repositories shall identify participants in a derivatives contract (for the purposes of their registration in the trade repositories) through the use of a code known as an entity identifier. In Spain, their issuance and management will be incumbent upon the Mercantile Register; G) Prudential treatment is established for all preference shares as own funds, in accordance with the provisions of Regulation (EU) No 575/2013. Thus, they will be considered as additional Tier 1 capital if they meet the conditions laid down in Chapter 3 of Title I of Part Two of this Regulation. However, those issued or that were eligible as own funds before December 31, 2011 shall count as Common Equity Tier 1 capital over the period from January 1, 2014 to May 31, 2021, as stipulated in Chapter 2 of Title I of Part Ten of the above-mentioned Regulation; H) As from the entry into force of the regulation, the core capital requirement regulated under Royal Decree-Law 2/2011 of February 18, 2011 on the reinforcement of the financial system is repealed. However, a transition period running to December 31, 2014 has been set in order to mitigate the effects its repeal could have; I) Law 9/2012 of November 14, 2012 on the restructuring and resolution of credit institutions has been amended in order to enable the Fund for the Orderly Restructuring of the Banking Sector (FROB) to increase its own funds through the capitalization of credits, loans or any other debt operation in which the State features as creditor. The management of its cash operations, previously in the hands exclusively of the Banco de España, has also been made more flexible; and J) The recast wording of the Law on Corporate Income Tax, approved by Royal Legislative Decree 4/2004 of March 5, has been amended to introduce specific measures aimed at allowing certain deferred tax assets (DTAs) not to have to be deducted on calculating common equity tier 1 capital. This is in line with the regulations in force in other EU Member States, so that Spanish credit institutions may operate on a level playing field. Accordingly, for tax periods beginning as from January 1, 2014, DTAs relating to provisions for the impairment of loans or other assets derived from possible bad debts of debtors unrelated to the taxable person, and those derived from endowments or contributions to social welfare and, where appropriate, early retirement arrangements, shall be converted into a claim on the Tax Authorities in the event of any of the following circumstances arising: 1) that the taxable party posts book losses in its annual accounts, these having been audited and approved by the corresponding body, or 2) that the entity is subject to legally declared winding-up or insolvency.

On December 29, 2013, entered into force Law 26/2013 of December 27 on savings banks and bank foundations, which contains the new legal regime for savings banks, and the regulation of bank foundations for the first time in Spanish law. This law repeals Law 31/1985 of August 2, on the regulation of the basic rules relating to the governing bodies of savings banks; Royal Decree-Law 11/2010 of July 9, on governing bodies and other aspects of the legal regime for savings banks, except the paragraphs that refer to the tax regime for institutional protection schemes; and certain paragraphs of Article 7 of Law 13/1985 of May 25, on investment ratios, own funds and reporting obligations of financial intermediaries, insofar as they concern non-voting equity units. The main changes which has been introduced by Law 26/2013 are: A) It specifies and determines the object of their activity, which is the traditional object of savings banks, these being credit institutions with a charitable nature and social purpose, whose financial activity must be primarily oriented towards the acceptance of repayable funds and the provision of banking and investment services to retail customers and SMEs; B) It takes the important step of professionalizing the governing bodies of savings banks, basically by reducing the representation of government and public law entities and corporations, and by extending the requirements for integrity, experience and good governance to all the members of the board of directors (previously they only applied to the majority of directors), including general managers and similar officers, those responsible for the functions of internal control and those who perform other key duties for the daily activity of savings banks. In short, the legislation applicable to banks is extended to the members of the board of directors and equivalent officers; C) As envisaged by the previous legislation, it requires savings banks to publish a corporate governance report on an annual basis, which will be sent to the CNMV, to the Bank of Spain and to the competent regional government bodies; D) Mergers of savings banks will be subject to the authorization procedure provided for in the implementing regional legislation. The change in address of the registered office of a savings bank will be subject to the authorization procedure of the transfer project, in accordance with the provisions of the implementing regional legislation. The denial of authorization of the merger or of the transfer may only occur through a reasoned resolution when the resulting institution may not comply with any of the objective requirements laid down in the said legislation; and E) It introduces the regulation of bank foundations into the Spanish legal system. These entities have a direct or indirect holding of at least 10% of the capital or voting rights of a credit institution, or that enables them to appoint or replace one or more members of the board of directors of such institution.

United States Supervision and Regulation

Our operations are subject to extensive federal and state banking and securities regulation and supervision in the United States. We engage in U.S. banking activities directly through our New York branch and indirectly through Santander UK’s branch in Connecticut, our subsidiary Edge Act corporation, Banco Santander International, in Miami, Banco Santander Puerto Rico (“Santander Puerto Rico”) in Puerto Rico, Santander Bank, a national bank that has branches throughout the Northeast U.S., and Santander Consumer USA, an auto financing company. We also engage in securities activities in the United States directly through our broker-dealer subsidiaries, Santander Securities Corporation, Santander Investment Securities Inc., and Santander International Securities, Inc.

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

The following activities are disclosed in response to Section 13(r) with respect to affiliates of Santander UK within the Group. During the period covered by this annual report:

(a) A Santander UK customer, being an Iranian national resident in the U.K., was designated in September 2013 as acting for or on behalf of the Government of Iran. This accountholder’s current account and credit card with Santander UK were closed in December 2013. No revenue was generated by Santander UK on these products.

(b) In early October 2013, Santander UK opened an account for a Tunisian national, resident in the U.K., who is currently designated by the U.S. for terrorism. After becoming aware of this customer’s designation, Santander UK exited the relationship later in October 2013. No revenue was generated by Santander UK on these accounts.

(c) Santander UK holds frozen savings and current accounts for three customers resident in the U.K. who are currently designated by the U.S. for terrorism. The accounts held by each customer were blocked after the customer’s designation and have remained blocked and dormant throughout 2013. No revenue was generated by Santander UK on these accounts.

(d) A U.K. company maintained two commercial accounts at Santander UK that were used to provide payroll processing services for a U.K. entity that is currently designated by the U.S. under the Iran sanctions regime. The accounts may have been used to provide payroll services to other Iranian clients. Santander UK became aware of this account activity in September 2013 and exited the relationship in January 2014. No revenue was generated by Santander UK on these accounts.

(e) An Iranian national, resident in the U.K., who is currently designated by the U.S. and the U.K. under the Iran Sanctions regime held a mortgage with Santander UK that was issued prior to any such designation. No further drawdown has been made (or would be allowed) under this mortgage although we continue to receive repayment installments. In 2013, total revenue in connection with the mortgage was £10,421 whilst net profits were negligible relative to the overall profits of Santander UK. Santander UK does not intend to enter into any new relationships with this customer, and any disbursements will only be made in accordance with applicable sanctions. The same Iranian national also holds two investment accounts with Santander Asset Management UK Limited, part of the Group until December 2013 (see Item 4 of Part I, “Information on the Company—A. History and development of the company —Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations- Agreement with Warburg Pincus and General Atlantic”). The accounts have remained frozen throughout 2013. The investment returns are being automatically reinvested, and no disbursements have been made to the customer. Total revenue for the Group in connection with the investment accounts was £247 whilst net profits in 2013 were negligible relative to the overall profits of Banco Santander, S.A.

In addition, the Group has certain legacy export credits and performance guarantees with Bank Mellat, which are included in the U.S. Department of the Treasury’s Office of Foreign Assets Control’s Specially Designated Nationals and Blocked Persons List. The Bank entered into two bilateral credit facilities in February 2000 in an aggregate principal amount of €25.9 million. Both credit facilities matured in 2012. In addition, in 2005 Banco Santander participated in a syndicated credit facility for Bank Mellat of €15.5 million, which matures on July 6, 2015. As of December 31, 2013, the Group was owed €4.3 million under this credit facility.

Bank Mellat has been in default under all of these agreements in recent years and Banco Santander has been and expects to continue to be repaid any amounts due by official export credit agencies, which insure between 95% and 99% of the outstanding amounts under these credit facilities. No funds have been extended by Santander under these facilities since they were granted.

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

In the aggregate, all of the transactions described above resulted in approximately €72,000 gross revenues and approximately €123,000 net loss to the Group in 2013, all of which resulted from the performance of export credit agencies rather than any Iranian entity. The Group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above. The Group is not contractually permitted to cancel these arrangements without either (i) paying the guaranteed amount – which payment would be frozen as explained above (in the case of the performance guarantees), or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits). As such, the Group intends to continue to provide the guarantees and hold these assets in accordance with company policy and applicable laws.

Dodd-Frank Act

On July 21, 2010, the United States enacted the Dodd-Frank Act, which provides a broad framework for significant regulatory changes that will extend to almost every area of U.S. financial regulation. Implementation of the Dodd-Frank Act requires further detailed rulemaking over several years by different U.S. regulators, including the Office of the Comptroller of the Currency (the “OCC”), the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), the Securities and Exchange Commission (the “SEC”), the Federal Deposit Insurance Corporation (the “FDIC”), the Commodity Futures Trading Commission (the “CFTC”) and the newly created Financial Stability Oversight Council (the “Council”) and Consumer Financial Protection Bureau (the “CFPB”), although uncertainty remains about the final details, timing and impact of the rules.

Among other things, the Dodd-Frank Act’s so-called “Volcker Rule” prohibits “banking entities” from engaging in certain forms of proprietary trading or from sponsoring or investing in certain covered funds, in each case subject to certain limited exceptions. The Volcker Rule became effective on July 21, 2012 and on December 10, 2013, U.S. regulators issued final rules implementing the Volcker Rule. The final rules also limit the ability of banking entities and their affiliates to enter into certain transactions with such funds with which they or their affiliates have certain relationships. The final rules contain exclusions and certain exemptions for market-making, hedging, underwriting, trading in U.S. government and agency obligations as well as certain foreign government obligations, trading solely outside the United States, and also permits certain ownership interests in certain types of funds to be retained. The final rules implementing the Volcker Rule extended the period for all banking entities to conform with the Volcker Rule and implement a compliance program until July 21, 2015, and additional extensions are possible. Banking entities must bring their activities and investments into compliance with the requirements of the Volcker Rule by the end of the conformance period. We are assessing how the final rules implementing the Volcker Rule will affect our businesses and are developing and implementing plans to bring affected businesses into compliance. It is expected that our non-U.S. banking organizations, such as the Bank, will largely be able to continue its activities outside the United States in reliance on the “solely outside the U.S.” exemptions under the Volcker Rule and its implementing regulations.

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

Furthermore, the Dodd-Frank Act provides for an extensive framework for the regulation of over-the-counter (OTC) derivatives, including mandatory clearing, exchange trading and transaction reporting of certain OTC derivatives. Entities that are swap dealers, security-based swap dealers, major swap participants or major security-based swap participants are required to register with the CFTC or the SEC, or both, and are or will be subject to new capital, margin, business conduct, recordkeeping, clearing, execution, reporting and other requirements. Banco Santander, S.A. and Abbey National Treasury Services plc became provisionally registered as swap dealers with the CFTC on July 8, 2013 and November 4, 2013, respectively. In addition, we may register one more subsidiary as swap dealer with the CFTC.

In addition, Title I of the Dodd-Frank Act and the implementing regulations issued by the Federal Reserve and the FDIC require each bank holding company with assets of $50 billion or more, including us, to prepare and submit annually a plan for the orderly resolution of our subsidiaries and operations that are domiciled in the United States in the event of future material financial distress or failure. The plan must include information on resolution strategy, major counterparties and interdependencies, among other things, and requires substantial effort, time and cost. We submitted our U.S. resolution plan in December 2013. The resolution plan is subject to review by the Federal Reserve Board and the FDIC.

Regulations that the FDIC or CFPB may adopt could affect the nature of the activities that a bank, such as Santander Bank and Santander Puerto Rico, may conduct, and may impose restrictions and limitations on the conduct of such activities.

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

Regulatory Authorities

We are a financial holding company and a bank holding company under the U.S. Bank Holding Company Act of 1956, as amended (the “Bank Holding Company Act”), by virtue of our ownership of Santander Bank, Santander Holdings USA and Santander BanCorp. As a result, we and our U.S. operations are subject to regulation, supervision and examination by the Federal Reserve Board.

Banco Santander Puerto Rico is a Puerto Rico-chartered bank, and its deposits are insured by the FDIC. As such, Santander Puerto Rico is subject to regulation, supervision and examination by the Puerto Rico Office of Financial Institutions and the FDIC. Santander Bank is a federally-chartered national bank, the deposits of which are also insured by the FDIC. Santander Bank is subject to regulation, supervision and examination by the OCC and the FDIC. Our New York branch is supervised by the Federal Reserve Bank of New York and the New York State Department of Financial Services, but its deposits are not insured (or eligible to be insured) by the FDIC. Santander UK’s branch in Connecticut is supervised by the Federal Reserve Bank of New York and the Connecticut Department of Banking. Banco Santander International is supervised by the Federal Reserve Bank of Atlanta. Santander Consumer USA is regulated and supervised by the Federal Reserve Bank of Boston and various state regulators.

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

Santander Puerto Rico and Santander Bank are subject to requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be made and the interest that may be charged thereon, and limitations on the types of investments that may be made and the types of services that may be offered. Various consumer laws and regulations also affect the operations of these subsidiaries.

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

The Dodd-Frank Act removed, effective in July 2011, a longstanding prohibition on the payment of interest on demand deposits by our FDIC-insured bank subsidiaries and our New York branch. The Dodd-Frank Act also requires that the lending limits applicable to Santander Bank, Santander Puerto Rico, and our New York branch take into account credit exposure arising from derivative transactions, and that those applicable to Santander Bank and our New York branch also take into account securities borrowing and lending transactions and repurchase and reverse repurchase agreements with counterparties. The OCC has issued an interim final rule to implement the Dodd-Frank Act’s provisions relating to lending limits. Also, under the so-called swap “push-out” provisions of the Dodd-Frank Act, the derivatives activities of FDIC-insured banks and U.S. branch offices of foreign banks (including our New York branch) are restricted or prohibited, which may necessitate a restructuring of how we conduct our derivatives activities. We and other U.S. and foreign banking organizations must comply with the “push-out” provisions by July 2015.

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

In February 2014, the Federal Reserve approved a final rule to enhance its supervision and regulation of the U.S. operations of foreign banking organizations (“FBOs”) such as us. Under the Federal Reserve’s rule, FBOs with $50 billion or more in U.S. assets held outside of their U.S. branches and agencies (“Large FBOs”), will be required to create a separately capitalized top-tier U.S. intermediate holding company (“IHC”) that will hold substantially all of the FBO’s U.S. bank and nonbank subsidiaries, such as Santander Bank. An IHC will be subject to U.S. risk-based and leverage capital, liquidity, risk management, stress testing and other enhanced prudential standards on a consolidated basis. Under the final rule, a Large FBO that is subject to the IHC requirement may request permission from the Federal Reserve to establish multiple IHCs or use an alternative organizational structure. The final rule also permits the Federal Reserve to apply the IHC requirement in a manner that takes into account the separate operations of multiple foreign banks that are owned by a single Large FBO. Although U.S. branches and agencies of a Large FBO will not be required to be held beneath an IHC, such branches and agencies will be subject to liquidity, and, in certain circumstances, asset maintenance requirements. Large FBOs generally will be required to establish IHCs and comply with the enhanced prudential standards beginning July 1, 2016. An IHC’s compliance with applicable U.S. leverage ratio requirements is generally delayed until January 1, 2018. FBOs that have $50 billion or more in non-branch/agency U.S. assets as of June 30, 2014 will be required to submit an implementation plan by January 1, 2015 on how the FBO will comply with the IHC requirement. Enhanced prudential standards will apply to our top-tier U.S.-based bank holding companies beginning on January 1, 2015 until we form or designate an IHC and the IHC becomes subject to corresponding enhanced prudential standards. The Federal Reserve has stated that it will issue, at a later date, final rules to implement certain other enhanced prudential standards under the Dodd-Frank Act for large bank holding companies and large FBOs, including single counterparty credit limits and an early remediation framework.

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

Our U.S. Depository Institution Subsidiaries

The Federal Deposit Insurance Corporation Improvement Act of 1991 (the “FDICIA”) provides for extensive regulation of depository institutions (such as Santander Puerto Rico and Santander Bank), including requiring federal banking regulators to take “prompt corrective action” with respect to FDIC-insured depository institutions that do not meet minimum capital requirements. For this purpose, FDICIA establishes five tiers of institutions: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” As an insured depository institution’s capital level declines and the depository institution falls into lower categories (or if it is placed in a lower category by the discretionary action of its supervisor), greater limits are placed on its activities and federal banking regulators are authorized (and, in many cases, required) to take increasingly more stringent supervisory actions, which could ultimately include the appointment of a conservator or receiver for the depository institution (even if it is solvent). In addition, FDICIA generally prohibits an FDIC-insured bank from making any capital distribution (including payment of a dividend) or payment of a management fee to its holding company if the bank would thereafter be undercapitalized. If an insured depository institution becomes “undercapitalized,” it is required to submit to federal regulators a capital restoration plan guaranteed by the depository institution’s holding company. If an undercapitalized depository institution fails to submit an acceptable plan, it is treated as if it were “significantly undercapitalized.” Significantly undercapitalized depository institutions may be subject to a number of restrictions, including requirements to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and restrictions on accepting deposits from correspondent banks. “Critically undercapitalized” depository institutions are subject to appointment of a receiver or conservator.

In July 2013, the U.S. bank regulators issued the U.S. Basel III final rules implementing the Basel III capital framework for U.S. banks and bank holding companies and other U.S. capital reform. Certain aspects of the U.S. Basel III final rules, such as new minimum capital ratios and a revised methodology for calculating risk-weighted assets, will become effective on January 1, 2015. Other aspects of the U.S. Basel III final rules, such as the capital conservation buffer and the new regulatory deductions from and adjustments to capital, will be phased in over several years beginning on January 1, 2015.

In addition, the Federal Reserve and other U.S. regulators issued for public comment in October 2013 a proposed rule that would introduce a quantitative liquidity coverage ratio requirement on certain large banks and bank holding companies. The proposed liquidity coverage ratio is broadly consistent with the Basel Committee’s revised Basel III liquidity rules, but is more stringent in several important respects. The Federal Reserve has also stated that it intends, through future rulemakings, to apply the Basel III liquidity coverage ratio and net stable funding ratio to the U.S. operations of some or all large FBOs.

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

C. Organizational structure.

Banco Santander, S.A. is the parent company of the Group which was comprised at December 31, 2013 of 712 companies that consolidate by the global integration method. In addition, there are 191 companies that are accounted for by the equity method.

See Exhibits I, II and III to our consolidated financial statements included in this Form 20-F for details of our consolidated and non-consolidated companies.

D. Property, plant and equipment.

During 2013, the Bank and its banking subsidiaries either leased or owned premises in Spain and abroad, which at December 31, 2013 included 4,067 branch offices in Spain and 9,860 abroad. These figures include traditional branches and banking services points but do not include electronic service points. See Note 16 to our consolidated financial statements.

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

We believe that of our significant accounting policies, the following may involve a high degree of judgment:

Fair value of financial instruments

Trading assets or liabilities, financial instruments that are classified at fair value through profit or loss, available for sale securities, and all derivatives are recorded at fair value on the balance sheet. The fair value of a financial instrument on a given date is taken to be the price that would be received in a sale of an asset or paid to transfer a liability in an orderly transaction between market participants. The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it on an active, transparent and deep market (quoted price or market price).

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

The following subsections set forth the most important products and families of derivatives, and the related valuation techniques and inputs, by asset class.

•	Fixed income and inflation

The fixed income asset class includes basic instruments such as interest rate forwards, interest rate swaps and cross currency swaps, which are valued using the net present value of the discounted estimated future cash flows taking into account basis swap and cross currency spreads, depending on the payment frequency and currency of each leg of the derivative. Vanilla options, including caps, floors and swaptions, are priced using the Black-Scholes model, which is one of the benchmark industry models. More exotic derivatives are priced using more complex models which are generally accepted as standard across institutions.

These pricing models are fed with observable data such as deposit interest rates, futures rates, cross currency swap and constant maturity swap rates, and basis spreads, on the basis of which different yield curves are calculated, depending on the payment frequency and discounting curves for each currency. In the case of options, implied volatilities are also used as model inputs. These volatilities are observable in the market for cap and floor options and swaptions, and interpolation and extrapolation of volatilities from the quoted ranges are carried out using generally accepted industry models. The pricing of more exotic derivatives may require the use of non-observable data or parameters, such as correlation (among interest rates and cross-asset), mean reversion rates and prepayment rates, which are usually defined from historical data or through calibration.

Inflation-related assets include inflation-linked bonds and zero-coupon or year-on-year inflation-linked swaps, valued with the present value method using forward estimation and discounting. Derivatives on inflation indices are priced using standard and more complex bespoke models, as appropriate. Valuation inputs of these models consider inflation-linked swap spreads observable in the market and estimations of inflation seasonality, on the basis of which a forward inflation curve is calculated. Also, implied volatilities taken from zero-coupon and year-on-year inflation options are also inputs for the pricing of more complex derivatives.

•	Equity and foreign exchange

The most important products in these asset classes are forward and futures contracts; they also include vanilla, listed and OTC (over-the-counter) derivatives on single underlying assets and baskets of assets. Vanilla options are priced using the standard Black-Scholes model and more exotic derivatives involving forward returns, average performance, or digital, barrier or callable features are priced using generally accepted industry models and bespoke models, as appropriate. For derivatives on illiquid stocks, hedging takes into account the liquidity constraints in models.

The inputs of equity models consider yield curves, spot prices, dividends, asset borrowing costs (repo margin spreads), implied volatilities, correlation among equity stocks and indices, and cross-asset correlation. Implied volatilities are obtained from market quotes of European and American vanilla call and put options. Various interpolation and extrapolation techniques are used to obtain continuous volatility surfaces for illiquid stocks. Dividends are usually estimated for the mid and long term. Correlations are implied, when possible, from market quotes of correlation-dependent products. In all other cases, proxies are used for correlations between benchmark underlyings or correlations are obtained from historical data.

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

The most common instrument in this asset class is the credit default swap (CDS), which is used to hedge credit exposure to third parties. In addition, models for first-to-default (FTD), n-to-default (NTD) and single-tranche collateralized debt obligation (CDO) products are also available. These products are valued with standard industry models, which estimate probability of default of a single issuer (for CDSs) or the joint probability of default of more than one issuer for FTDs and CDOs.

Valuation inputs are the interest rate curve, the CDS spread curve and the recovery rate. The CDS spread curve is obtained in the market for indices and important individual issuers. For less liquid issuers, this spread curve is estimated using proxies or other credit-dependent instruments. Recovery rates are usually set to standard values. For listed single-tranche CDOs, the correlation of joint default of several issuers is implied from the market. For FTDs, NTDs and bespoke CDOs, the correlation is estimated from proxies or historical data when no other option is available.

Valuation adjustment for counterparty risk or default risk

The credit valuation adjustment (CVA) is a valuation adjustment to OTC derivatives as a result of the risk associated with the credit exposure assumed to each counterparty.

The CVA is calculated taking into account potential exposure with each counterparty in each future period. The CVA for a specific counterparty is equal to the sum of the CVA for all the periods. The following inputs are used to calculate the CVA:

•	Expected exposure: including for each transaction the mark-to-market (MtM) value plus an add-on for the potential future exposure for each period. Mitigating factors such as netting and collateral agreements are taken into account, as well as temporary impairment for derivatives with interim payments.

•	LGD: percentage of final loss assumed in a counterparty credit event/default.

•	Probability of default: for cases where there is no market information (the CDS quoted spread curve, etc.), probabilities based on ratings, preferably internal ones, are used.

•	Discount factor curve.

The debt valuation adjustment (DVA) is a similar valuation adjustment to the CVA but, in this case, as a result of the own risk of the Group assumed by its counterparties in OTC derivatives.

The CVA and DVA recognized at December 31, 2013 amounted to €739 million and €234 million, respectively.

Valuation adjustments due to model risk

The valuation models described above are not significantly subjective, since they can be adjusted and recalibrated, where appropriate, through the internal calculation of the fair value and the subsequent comparison with the related actively traded price. However, fair value adjustments may be necessary when market quoted prices are not available for comparison purposes.

The sources of risk are associated with uncertain model parameters, illiquid underlying issuers, low quality market data or missing risk factors (sometimes the best available option is to use limited models with controllable risk). In these situations, we calculate and apply valuation adjustments in accordance with general industry practice.

The measurements obtained using the internal models might have been different had other methods or assumptions been used with respect to interest rate risk, to credit risk, market risk and foreign currency risk spreads, or to their related correlations and volatilities.

In Note 2. d) iii. to our consolidated financial statements additional information can be found regarding valuation techniques used by the Group, along with details of the principal assumptions and estimates used in these models and the effect on the fair value of a reasonable change in the assumptions used in the valuation.

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

We consider recovery to be remote when there has been a substantial and irreversible deterioration of the borrower’s solvency, when commencement of the liquidation phase of insolvency proceedings has been ordered or when more than four years have elapsed since the borrower’s transaction was classified as impaired due to arrears (the maximum period established by the Bank of Spain).

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

With respect to the coverage of loss arising from credit risk, we must meet the Bank of Spain requirements, which establish that, until the Spanish regulatory authority has verified and approved the internal models for the calculation of the allowance for losses arising from credit risk (to date it has only approved the internal models to be used to calculate regulatory capital), entities must calculate their credit risk coverage as set forth below:

a. Specific allowance (individuals):

The allowance for debt instruments not measured at fair value through profit or loss that are classified as impaired is generally recognized in accordance with the criteria set forth below:

i. Assets classified as impaired due to counterparty arrears:

Debt instruments, whoever the obligor and whatever the guarantee or collateral, with amounts more than three months past due are assessed individually, taking into account the age of the past-due amounts, the guarantees or collateral provided and the financial situation of the counterparty and the guarantors.

ii. Assets classified as impaired for reasons other than counterparty arrears:

Debt instruments which are not classifiable as impaired due to arrears but for which there are reasonable doubts as to their repayment under the contractual terms are assessed individually, and their allowance is the difference between the amount recognized in assets and the present value of the cash flows expected to be received.

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

The allowance for credit losses for financial instruments accounted for at amortized cost and contingent liabilities recorded by Grupo Santander as at December 31, 2013, using the methodology outlined above, was €25,652 million.

However, the coverage of the Group’s losses arising from credit risk must also meet the regulatory requirements of IFRS-IASB and, therefore, we check the allowances calculated as described above with those obtained from our own internal models for the calculation of the coverage of losses arising from credit risk in order to confirm that there are no material differences.

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

Incurred loss is the cost of the credit risk of a transaction that will manifest within a one year lead time from the balance sheet date due to an event that had already occurred at the assessment date and considering the characteristics of the counterparty and the guarantees and collateral associated with the transaction.

The loss incurred is calculated by multiplying three factors: exposure at default, probability of default and loss given default. These parameters are also used to calculate economic capital and to calculate BIS II regulatory capital under internal models.

•	Exposure at default (EaD) is the amount of risk exposure at the date of default by the counterparty.

•	Probability of default (PD) is the probability of the counterparty failing to meet its principal and/or interest payment obligations. The probability of default is associated with the rating/scoring of each counterparty/transaction.

For the purposes of calculating the incurred losses PD is measured using a time horizon of one year; i.e. it quantifies the probability of the counterparty defaulting in the coming year due to an event that had already occurred at the assessment date. The definition of default used includes amounts past due by 90 days or more and cases in which there is no default but there are doubts as to the solvency of the counterparty (subjective impaired assets).

•	Loss given default (LGD) is the loss arising in the event of default. It depends mainly on the present value of the guarantees associated with the transaction and other the future flows that are expected to be recovered.

In addition to all of the above, the calculation of the incurred loss takes into account the adjustment of the aforementioned factors (PD and LGD), historical experience and other specific information to reflect the current conditions.

At December 31, 2013 there is no material difference in the calculation of loan allowances between the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 (as explained above) and IFRS-IASB.

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

In relation to goodwill, the first step of the impairment review process requires the identification of the cash-generating units (“CGU”). These are the smallest identifiable group of assets that, as a result of continuing operations, generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Goodwill is then allocated to these CGUs; this allocation is reviewed following business reorganization.

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

The Group assesses the existence of any indication that might be considered to be evidence of impairment of the cash-generating unit by reviewing information including the following: (i) certain macroeconomic variables that might affect its investments (population data, political situation, economic situation -including bankarization-, among others) and (ii) various microeconomic variables comparing our investments with the financial services industry of the country in which the Group carries on most of its business activities (balance sheet composition, total funds under management, results, efficiency ratio, capital adequacy ratio, return on equity, among others).

Regardless of whether there is any indication of impairment, every year the Group calculates the recoverable amount of each cash-generating unit to which goodwill has been allocated and, to this end, it uses price quotations, if available, market references (multiples), internal estimates and based in part on third-party appraisals.

Firstly, we determine the recoverable amount by calculating the fair value of each cash-generating unit on the basis of the quoted price of the cash-generating units, if available, and of the price earnings ratios of comparable local entities.

In addition, we perform estimates of the recoverable amounts of certain cash-generating units by calculating their value in use using discounted cash flow projections. The main assumptions used in this calculation are: (i) earnings projections based on the financial budgets approved by the directors which normally cover a five-year period (unless a longer time horizon can be justified), (ii) discount rates determined as the cost of capital taking into account the risk-free rate of return plus a risk premium in line with the market and the business in which the units operate and (iii) constant growth rates used in order to extrapolate earnings to perpetuity which do not exceed the long-term average growth rate for the market in which the cash-generating unit in question operates.

The cash flow projections used to obtain the values in use are based on the financial budgets approved by both local management of the related local units and the Group’s directors. Our budgetary estimation process is common for all the cash-generating units. The local management teams prepare their budgets using the following key assumptions:

a)	Microeconomic variables of the cash-generating unit: management takes into consideration the current balance sheet structure, the product mix on offer and the business decisions taken by local management in this regard.

b)	Macroeconomic variables: growth is estimated on the basis of the changing environment; taking into consideration expected GDP growth in the unit’s geographical location and forecast trends in interest and exchange rates. These data, which are based on external information sources, are provided by the Group’s economic research service.

c)	Past performance variables: in addition, management takes into consideration in the projection the difference (both positive and negative) between the cash-generating unit’s past performance and that of the market.

Given the degree of uncertainty of these assumptions, we perform a sensitivity analysis thereof using reasonable changes in the key assumptions on which the recoverable amount of the cash-generating units is based in order to confirm whether their recoverable amount still exceeds their carrying amount. Following the sensitivity analysis performed, the value in use of all the cash-generating units still exceeds their recoverable amount.

Based on the foregoing, and in accordance with the estimates, projections and sensitivity analyses available to the Bank’s directors, in 2013 we recognized impairment losses on goodwill totaling €40 million (2012: €156 million; 2011: €660 million) under Impairment losses on other assets (net) - Goodwill and other intangible assets. In 2011 all the impairment losses recognized related to Group subsidiaries in Portugal. These losses were attributed to the macroeconomic deterioration in Portugal. In 2012 the impairment losses recognized, which were due mainly to the deterioration of business expectations, related mainly to Group subsidiaries in Italy.

At December 31, 2013, none of the cash-generating units with significant goodwill had a recoverable amount approximating their carrying amount. The recoverable amount is considered to be close to the carrying amount when reasonable changes in the main assumptions used in the valuation cause the recoverable amount to be below the amount to be recovered.

Non-current assets held for sale are measured at the lower of fair value less costs to sell and the carrying amount. Therefore, we annually conduct a review of the recoverable values of these assets, taking into account the features of our assets and based in part on third-party appraisals. After performing these assessments at December 31, 2013, 2012 and 2011 the allowance that covers the value of our non-current assets held for sale amounted to €4,955 million, €4,416 million and €4,512 million, respectively.

Equity method investments are evaluated for impairment on an annual basis or more frequently if events or changes in circumstances indicate that these assets are impaired. An equity method investment is impaired if its fair value is deemed to be less than its cost. Accordingly, we evaluate whether an event or change in circumstances has occurred that may have a significant adverse effect on the fair value of the investment. After performing this analysis, an impairment loss of €100 million on the investment in Metrovacesa was recorded in 2011. In 2013 and 2012 there was no evidence of material impairment on the Group’s equity method investments.

In relation to the available for sale securities (debt and equity instruments) at the end of each year, we make an assessment of whether there is any objective evidence that any our available for sale securities of is impaired. This assessment includes but is not limited to an analysis of the following information: (i) the issuer’s economic and financial position, the existence of default or late payment, analysis of the issuer’s solvency, the evolution of its business, short-term projections, trends observed with respect to its earnings and, if applicable, its dividend distribution policy; (ii) market-related information such as changes in the general economic situation, changes in the issuer’s sector which might affect its ability to pay; iii) changes in the fair value of the security analyzed, analysis of the origins of such changes - whether they are intrinsic or the result of the general uncertainty concerning the economy or the country - and iv) independent analysts’ reports and forecasts and other independent market information.

In the case of equity instruments, when the changes in the fair value of the instrument under analysis are assessed, the duration and significance of the fall in its market price below cost for us is taken into account. As a general rule, for these purposes we consider a significant fall to be a 40% drop in the value of the asset or a continued fall over a period of 18 months. Nevertheless, it should be noted that we assess, on a case-by-case basis each of the securities that have suffered losses, and monitors the performance of their prices, recognizing an impairment loss as soon as it is considered that the recoverable amount could be affected, even though the price may not have fallen by the percentage or for the duration mentioned above.

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

At the end of 2013 we performed the assessment described above and recognized in the consolidated income statement impairment losses of €89 million in respect of debt instruments (€18 million in 2012 and €125 million in 2011, of which €106 million related to Greek sovereign debt). At 2013, 2012 and 2011 year-end, we analyzed the additional unrealized revaluation losses related to debt instruments and we concluded that they were temporary and, therefore, there was no evidence of impairment since the interest payment schedules for all the securities had been complied with and there was no evidence that the issuers would not continue to meet their payment obligations or that the future payments (both principal and interest) would not be sufficient to recover the cost.

At the end of 2013, most of the losses on government debt securities recognized in the Group’s equity (approximately 68.71% of the total) related to the decline in value of the Spanish and Portuguese government debt securities. This decline in value was not prompted by interest rate changes but rather by an increase in the credit risk spreads due to eurozone debt market tensions in recent years; there had not been any default on payments of interest nor was there any evidence that the issuers would fail to continue to meet their payment obligations in the future, with respect both to principal and interest, and thus prevent recovery of the carrying amount of such securities.

During 2013, 2012 and 2011 we completed the analysis described above for equity securities and we recognized impairments amounting to €69 million (€344 million in 2012 and €704 million in 2011). The impairment losses recognized in 2011 included €592 million relating to the impairment of the ownership interests in Iberdrola, S.A. and Assicurazioni Generali SpA. These equity instruments had suffered a significant and prolonged fall in price as of December 31, 2011. No additional significant impairments were recorded in 2013 for the remainder of the equity securities that showed unrealized losses as of December 31, 2013 because, after carrying out the abovementioned analysis, we concluded that their carrying value was still recoverable.

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

The difference between the fair value of the plan assets and the present value of the defined benefit obligation at the balance sheet date is recognized as a liability in the balance sheet.

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

As a result of the first consolidation of the acquired subsidiaries, merger of Bank Zachodni WBK S.A. and Kredyt Bank S.A. (2013), Skandinaviska Enskilda Banken (SEB) Group’s commercial banking business in Germany (2011) and Bank Zachodni WBK, S.A. (2011), a significant amount of goodwill was recorded (see Note 3 and Note 17 to our consolidated financial statements). Management made this determination, based in part upon independent appraisals of intangible assets, which is initially estimated and subsequently revised within the one year time period allowed by IFRS-IASB.

Recent Accounting Pronouncements

See Note 1.b to our consolidated financial statements for the detail of standards and interpretations that came into force in 2013 and those with effective dates subsequent to December 31, 2013.

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

2013 Overview

We conducted our business in an economic environment of slower growth than in 2012, with business activity decelerating in some countries for the whole year, but improving as the year progressed, backed by a cyclical improvement in developed economies. The year ended with the euro zone out of recession as of the second quarter and with the U.K. and the U.S. showing firm signs of recovery. Emerging countries, particularly China, maintained solid growth despite their slowdown. In this environment, the main central banks insisted on keeping interest rates low for a prolonged period of time, indicating that monetary stimulus would be maintained.

The euro zone took major steps towards establishing a banking union. Of note was the approval of the Single Supervisory Mechanism that will come into force in November 2014, and the first agreement on the Banking Recovery and Resolution Directive and the Single Resolution Mechanism, which is expected to be approved and operating in January 2015. All of this helped improve the conditions in the wholesale markets, particularly those related to sovereign debt, which led to sharp decreases in risk premiums.

In the U.S., the upswing in private domestic demand, well established in an expanding housing sector, lower unemployment and the banking sector’s financing capacity, was the main driver of growth (fourth quarter GDP: +0.6% quarter-on-quarter; +2.5% year-on-year) and the recovery in employment produced growth of 1.9% for the whole of 2013. In this scenario, and after Congress’s agreement to reduce fiscal uncertainties, the Federal Reserve confirmed its tapering plan as of the beginning of 2014, although it remained committed to keeping short-term interest rates at their current levels until 2015.

Latin American economies and financial markets reflected in their currencies and investment flows the change envisaged in the Fed’s liquidity injection policy, although the impact varied by country. Its impact was very limited on the region’s growth, which remained in line with that of 2012, although it contributed to a general depreciation of emerging countries’ currencies in January 2014.

In Brazil, fourth quarter GDP growth eased to 1.9% year-on-year, bringing the growth for the whole year to 2.3%. This performance was driven by the strength of consumption and the labor market offsetting investor weakness. Inflation decreased from the beginning of the year, but remained high, which triggered several increases in the benchmark Selic rate to 10% at the end of 2013 (+275 basis points), and a further increase in January 2014 to 10.50%. These hikes did not stop the real from depreciating after the Fed’s first announcements regarding its tapering plan in May.

Mexico lost momentum in the fourth quarter (+0.2% quarter-on-quarter and +0.7% year-on-year) due to the reduced impulse from the public and industrial sectors, which brought growth to 1.1% for the whole of 2013. With inflation on target, the central bank focused on growth and reduced the benchmark rate in the second half of the year to 3.50% (-50 basis points), while the peso remained relatively stable.

Chile’s growth eased in the fourth quarter (-0.1% quarter-on-quarter and +2.7% year-on-year) due to a drop in equipment investments. The GDP growth for the whole year was 4.1%. With inflation under control, the central bank cut its benchmark rate by 50 basis points to 4.50%, the first reduction since January 2012, and the peso remained stable.

The euro zone, out of recession since the second quarter, expanded at a higher rate in the fourth quarter (+0.3% quarter-on-quarter; +0.5% year-on-year), backed by less restrictive fiscal and monetary conditions and upturns in the peripheral countries (quarter-on-quarter Portugal: +0.5%; Spain: +0.2% and Italy: +0.1%). Of note was the growth in Germany (+0.4%) and in France (+0.3%).

With inflation below 1%, the European Central Bank (ECB) cut its benchmark rate again to 0.25% (-50 basis points in 2013) and stated its intention to keep the benchmark rate low “for an extensive period of time” and continue to inject all the necessary liquidity into the financial system. Meanwhile, the early return by banks to the ECB of three-year borrowed funds reduced the surplus of liquidity, exerting pressure on short-term money market rates and contributing to the euro’s appreciation against the dollar.

In Spain, the economy registered in the third quarter positive growth over the second quarter (+0.1% quarter-on-quarter; -1.1% year-on-year), for the first time since the start of 2011. The recovery in private consumption and capital goods, added to the strength of exports, explains this upward trend. The 0.2% growth in the fourth quarter and the job creation figures on a seasonally adjusted basis confirmed the exit from recession. For the whole of 2013, GDP decreased 1.2%.

Throughout 2013, progress in correcting imbalances, the strength of the external sector, further improvements in competitiveness from the decline in unit labor costs and the advances in structural reforms, both in Spain as well as European governance, enabled relaxation of the markets, and reduced the risk premium sharply. This trend continued in early 2014. At the end of 2013, the premium over the benchmark 10-year German bond was 220 basis points, down from 395 basis points at the end of 2012 and a high of 637 basis points in July 2012.

The U.K. economy remained strong in the fourth quarter (+0.7% quarter-on-quarter and 2.7% year-on-year), thanks to private consumption, improvements in employment and lending, which joined the impulse from the residential and external sectors. The growth forecast for the whole of 2013 was 1.8%.

With inflation close to target, the Bank of England held its base rate. However, in the face of the strong economic improvement, particularly consumption and housing, the Bank of England recommended ending the Funding for Lending Scheme for households, while keeping it for companies. This would represent the first reduction in monetary stimulus measures. All of these factors strengthened sterling’s appreciation against the dollar and partially corrected its depreciation against the euro.

The Polish economy continued to accelerate in the fourth quarter (+0.6% quarter-on-quarter and +2.7% year-on-year), with more balanced growth, a greater weight of consumption and private investment, as well as an upturn in employment and continued strength in the external sector. An important factor was the large cut in the central bank’s benchmark rate in the first half of the year (to 2.50% in July 2013 representing a 225 basis point reduction from September 2012) in an environment of contained inflation, and a depreciated zloty against the euro in the first half of the year. In the second half, part of this was corrected. The GDP growth for the whole year was 1.6%.

Results of Operations for Santander

Summary

Profit attributable to the Parent bank in 2013 was €4,370 million, a 90.4% or €2,075 million increase from €2,295 million in 2012, which represented a 56.9% or €3,035 million decrease from €5,330 million in 2011.

There are a number of factors that have an impact on the year-on-year comparison:

•	The climate of macroeconomic slowdown and record low interest rates after appreciable decreases in some countries in which the Group was operating. This is combined with the strategy followed by the Group of giving preference to capital and liquidity which increased our financing costs.

•	In 2012, substantial impairments were booked for real estate sector in Spain, which had a significant impact on the year’s financial statements.

•	A net negative effect on attributable profit of €368 million (a decrease of 16 percentage points) due to the change in the scope of consolidation because of the difference between:

•	a positive effect due to the inclusion of Kredyt Bank S.A.

•	a negative effect due to (i) the removal of the Colombia subsidiary in the second quarter of 2012, (ii) the reinsurance of the individual life risk portfolio of the Santander insurance companies in Spain and Portugal, (iii) the increase in non-controlling interests in the subsidiaries in Mexico and Poland, and (iv) the lower earnings obtained at the Insurance unit due to the implementation of the transaction with Aegon. See “Item 4. Information on the Company— A. History and development of the company — Principal Capital Expenditures and Divestitures — Acquisitions, Dispositions, Reorganizations”.

•	The impact of the exchange rates of the various currencies against the euro was 6 negative percentage points for the Group as a whole in the comparison of income and costs year on year. By country, the main negative impacts were in Brazil (-12 percentage points), the United Kingdom and Chile (-5 percentage points each), and the United States (-3 percentage points).

Interest Income / (Charges)

Net interest income was €25,935, a 13.3% or €3,988 million decrease from €29,923 million in 2012, which represented a 2.2% or €670 million decrease from €30,594 million in 2011.

2013 compared to 2012

The €3,988 million decrease in net interest income was mainly due to:

•	The depreciation of some currencies (6 percentage point of the fall), particularly Brazil, the U.K., Argentina and Chile;

•	The impact of the cost associated with the policy of strengthening liquidity that the Group has been implementing since the middle of 2012;

•	The decrease in lending due to deleveraging in some countries; and

•	Reduced spreads in an environment of record low interest rates in mature markets and the change of mix toward lower risk products in some markets. These impacts were not offset by the reduction of the cost of funds, which is still not fully reflected across our sources of funding.

The performance of net interest income by countries was the following:

•	Favorable evolution of Santander UK +3.4% (+8.3% rise in pound sterling).

•	Drop of 15.4% in Spain, largely due to the country’s deleveraging process, mortgage repricing and the higher cost of funds. Our efforts to reduce the cost of funds in Spain is already beginning to be reflected in the last few quarters and we expect it to continue to improve.

•	Latin America’s net interest income declined 15.1% (5.5% in local currency), due to Brazil. Mexico (+5.7%) and Chile (-1.7%), on the other hand, increased 5.9% and 3.4%, respectively, in local currency.

The average balance of interest earning assets in 2013 was €1,118,157 million, which was 6.0% or €71,019 million less than in 2012. This decrease occurred mainly in Spain (-€43,269 million), despite its lower relative weight. Within this, the biggest drops were in Loans and advances to customers (-€20,416 million), as a result of the deleveraging process, and Cash and due from central banks (-€14,582 million). The balances of the international component declined €27,750 million mainly due to the impact of changes in exchange rates.

The geographic distribution (principal segments) of customer loans was very different by market.

•	In Continental Europe, the low demand for loans as a result of the economic situation of some countries affected balances in Spain and Portugal. Santander Consumer Finance’s total lending remained stable, while Poland registered positive growth both organically as well as from the increased perimeter. The balance of Spain’s run-off real estate activity was much lower, as we maintained the strategy of reducing this type of risk.

•	In the United Kingdom, the balance of customer loans was 7% lower. In local criteria and currency, the balance of home mortgages dropped 5% because of the strategy of improving the risk profile, which meant discontinuing some products. Loans to companies, on the other hand, increased 13% in local currency.

•	Lending in Latin America decreased 5% in nominal terms, but increased 10% excluding the exchange rate impact, with growth in all countries except Puerto Rico (-7%).

•	Lending in the U.S. declined 9%, as a result of: (i) the fall in the run-off portfolios, which includes indirect lending to car dealers, home equity loans, student loans and others, (ii) and the strategy in the last year of mortgage origination for its subsequent sale.

At the end of 2013, Continental Europe accounted for 40% of the Group’s total net lending (24% Spain), the U.K. 36%, Latin America 20% (10% Brazil) and the U.S. 6%.

The average balance of interest-bearing liabilities in 2013 was €1,100,712 million, which was 6% or €70,819 million less than in 2012, with a 14 basis points improvement in their average cost, taking it to 2.32%. This improvement was primarily in the cost of customer deposits, which fell 24 basis points.

The main reason for the drop in average liabilities, as in the case of assets, was Spain (-€42,828 million), as a result of the decreases in transactions with credit institutions (-€33,685 million, mainly because of the repayment of the Long-term Refinancing Operation “LTRO” funds, obtained from the ECB at the end of 2011), marketable securities (-€11,609 million) and other interest-bearing liabilities (-€16,106 million). In contrast, domestic customer deposits increased by €20,434 million. Balances were also down in the international component (-€27,991 million), mainly due to lower customer deposits (-€24,446 million) affected by exchange rates.

The development by geographic distribution (principal segments) of customer deposits as of December 31, 2013 as compared to December 31, 2012 was the following:

•	Customer deposits in Continental Europe were flat as the decrease in Spain and Santander Consumer Finance was offset by the increase in Poland due to the entry of Kredyt Bank.

•	In the U.K., customer deposits dropped 4% in 2013 due to the strategy of replacing expensive and less stable deposits with those that offer a better opportunity of linkage. Demand deposits grew because of the rise in current accounts as a result of the success of the 1|2|3 range of products, which partly offset the reduction in time deposits balances. The 1|2|3 World (current account, credit card, savings, etc.) is designed to build closer customer relationships, greater transactionality and increased loyalty.

•	In Latin America customer deposits decreased 7%. However, as in lending, in constant currency, all countries except for Puerto Rico increased their deposits.

•	Lastly, U.S. customer deposits continued to improve their mix and cost. Increasing demand deposits were offset by a greater decrease in time deposits. Total deposits were 7% lower (-3% in local currency).

Continental Europe accounted for 42% of customer deposits (30% Spain), the U.K. 31%, Latin America 21% (Brazil 10%) and the U.S. 6%.

2012 compared to 2011

The €670 million decrease in interest income compared to 2011 was mainly due to the change in consolidation method of SCUSA, which was accounted for by the equity method in December 2011. On a like for like basis (mainly deducting the change in consolidation method of SCUSA) net interest income increased 3.6%. This increase was mainly attributable to:

•	The positive effect of the improvement in the loan spreads for the Group as a whole from 3.7% in 2011 to 3.9% in 2012. This was due, on the one hand, to the growth in volumes and the appropriate management of prices in emerging markets and, on the other, to the higher return on new lending in countries such as Spain, Portugal and the United Kingdom that are currently in a situation of lower volumes and low interest rates.

•	The negative effect of the higher funding costs triggered by the increased cost of credit and a conservative liquidity strategy.

•	The reduction of the deposit spread from 0.3% in 2011 to 0.1% in 2012 as a result of the increased financial cost in countries where there was strong competition for deposits at certain times in the year.

Our net interest income by geographic areas was as follows:

•	Increase of 16.4% in Spain, within an environment of lower balances of loans due to deleveraging, and with appropriate management of prices and higher volumes of deposits.

•	Latin America also did well and increased 8.5% (+14.7% excluding the perimeter and the exchange rate impact), with Brazil and Mexico up 6.4% and 20.6%, respectively. This growth reflected strong activity, with sustained rises in loans and deposits (in all countries), and management of spreads in an environment of stable or lower interest rates.

•	Santander UK registered a fall of 19.2%, due to the higher cost of funding and low interest, and U.S. experienced a small decrease of 0.4%.

Average total earning assets were €1,193,782 million for 2012, a 6.2% or €69,190 million increase from €1,124,592 million in 2011. This increase was divided among the international and domestic sectors, which grew €31,931 million and €33,642 million, respectively. By line items the growth in average total earning assets was due to: (i) an increase of €34,165 million in the average balances of our other interest earning assets (mainly hedging derivatives), (ii) a rise of €20,174 million in average loans and credits, and (iii) a growth of €15,049 million in average cash and due from central banks. Although average loans increased during 2012, by year end gross loans declined 4% as compared to 2011. The geographic distribution (principal segments) of customer loans was very different by market.

•	In Continental Europe, customer lending continued to be affected by low demand (-6.5%), especially in Spain and Portugal.

•	In the United Kingdom, the balance of customer loans was 2% lower. This was mainly due to: (i) a drop in the balance of residential mortgages due to the strategy followed to improve the risk profile, (ii) a decline in personal loans due to the continuation of the reduction policy, (iii) an increase in loans to SMEs which gained further market share and partially mitigated the above mentioned decreases.

•	Customer loans in Latin America remained flat with a 0.2% increase.

•	Lastly, customer loans in the U.S. increased 2.8%.

At the end of 2012, Continental Europe accounted for 40% of lending of the Group’s total operating areas (Spain 25%), the U.K. 34%, Latin America 20% (Brazil 11%) and the U.S. 6%. These shares in 2011 were: Continental Europe 41% (Spain 25%), the U.K. 34%, Latin America 19% (Brazil 11%) and the U.S. 6%.

Income from Equity Instruments

Income from equity instruments was €378 million in 2013, an 11% or €45 million decrease from €423 million in 2012, which was a 7% or €29 million increase from €394 million in 2011.

The €45 million decrease in 2013 and the €29 million increase in 2012, was mainly explained by the variation in dividends from our equity portfolio (mainly Spanish blue chips).

Income from Companies Accounted for by the Equity Method

Income from companies accounted for by the equity method was €500 million in 2013, a €73 million increase from €427 million in 2012, which was a €370 million increase from €57 million in 2011. In this line item we record the contribution to the Group of Santander Consumer USA and the corporate insurance transactions in Europe and Latin America. Starting in 2014, we are fully consolidating Santander Consumer USA financial statements. See Item 4 of Part I, “Information on the Company—A. History and development of the company—Principal Capital Expenditures and Divestitures—Recent events”.

Fee and Commission Income (net)

Fee and commission income was €9,761 million in 2013, a 5% or €499 million decrease from €10,260 million in 2012. Excluding the exchange rate impact, it increased 0.8%. During 2012, fee and commission income decreased by 1% as compared to €10,409 million obtained in 2011.

2013 compared to 2012

Fee and commission income for 2013 and 2012 was as follows:

	2013	2012	Amount Change	% Change
	(in millions of euros, except percentages)
Mutual and pension funds	1,121	1,178	(57)	(4.8%)
Insurance	2,284	2,317	(33)	(1.4%)
Securities services	678	702	(24)	(3.4%)
Commissions for services	5,678	6,063	(385)	(6.3%)
Credit and debit cards	1,611	1,543	68	4.4%
Account management	1,163	1,209	(46)	(3.8%)
Bill discounting	325	327	(2)	(0.6%)
Contingent liabilities	404	398	6	1.5%
Other operations	2,175	2,586	(411)	(15.9%)

Total fee and commission income (net)	9,761	10,260	(499)	(4.9%)

The 5% decrease in fee and commission income was mainly due to lesser commissions for services mainly due to overdrafts.

The average balances of mutual funds under management decreased 7.5% from €99.3 billion in 2012 to €91.8 billion in 2013, mainly concentrated in the United Kingdom and Brazil. However, as of year-end 2013, mutual funds increased 4.6% mainly due to the increase in Spain +28.7%, as a result of greater marketing, partially offset by a 30.7% decrease in the United Kingdom.

The average balances of pension funds increased 7.0% from €9.7 billion in 2012 to €10.4 billion in 2013. Spain experienced a 7.4% increase from €8.9 billion in 2012 to €9.6 billion in 2013. Our only remaining pension business abroad is in Portugal. The average balances of pension funds in Portugal increased 2.9% from €766 million in 2012 to €788 million in 2013.

2012 compared to 2011

Fee and commission income for 2012 and 2011 was as follows:

	2012	2011	Amount Change	% Change
	(in millions of euros, except percentages)
Mutual and pension funds	1,178	1,236	(58)	(4.7%)
Insurance	2,317	2,366	(49)	(2.1%)
Securities services	702	668	34	5.1%
Commissions for services	6,063	6,139	(75)	(1.2%)
Credit and debit cards	1,543	1,302	241	18.5%
Account management	1,209	1,028	181	17.6%
Bill discounting	327	309	18	6.1%
Contingent liabilities	398	425	(27)	(6.4%)
Other operations	2,586	3,050	(219)	7.1%

Total fee and commission income (net)	10,260	10,409	(149)	(1.4%)

Fee and commission income decreased 1.4% to €10,260 million in 2012 compared to 2011 mainly due to lesser commissions for services, as well as mutual and pension funds and insurance.

The average balances of mutual funds under management decreased 9.6% from €109.9 billion in 2011 to €99.3 billion in 2012, mainly concentrated in Brazil and Spain. As of year-end 2012 mutual funds decreased 13% with falls in almost all countries, except in Poland, Mexico and Argentina, affected by the greater focus on capturing on-balance sheet funds.

The average balances of pension funds decreased 7.7% from €10.5 billion in 2011 to €9.7 billion in 2012. Spain experienced a 4.3% decrease from €9.3 billion in 2011 to €8.9 billion in 2012. Our only remaining pension business abroad is in Portugal. The average balances of pension funds in Portugal decreased 33.9% from €1.2 billion in 2011 to €0.8 billion in 2012.

Gains/(Losses) on Financial Assets and Liabilities (net)

Net gains on financial assets and liabilities in 2013 were €3,234 million, a 2.9% or €95 million decrease as compared to €3,329 million in 2012, which represented a 17.3% increase from €2,838 million in 2011. Gains (losses) on financial assets and liabilities include gains and losses arising from the following: marking to market our trading portfolio and derivative instruments, including spot market foreign exchange transactions, sales of investment securities and liquidation of our corresponding hedge or other derivative positions. For further details, see Note 44 to our consolidated financial statements.

2013 compared to 2012

The €95 million decrease was mainly due the net effect of: (i) a €273 million increase in trading gains, (ii) a €165 million decrease in other financial instruments at fair value through profit or loss relating to valuation fluctuations, and (iii) a €167 million decrease in financial instruments not measured at fair value through profit or loss, after the gains accounted in 2012 relating to repurchase transactions.

2012 compared to 2011

The 17.3% increase was due to several securities exchange and repurchase transactions for which the Group credited €870 million to income.

Other operating income / expenses (net)

Net other operating income in 2013 was a €291 million loss, a €401 million decrease from income of €110 million in 2012, which was a €89 million increase from income of €21 million in 2011. Under this line item we include income and expenses from insurance activity, non-financial services, other commissions and charges to the Deposit Guarantee Fund.

The main developments in insurance activity were:

•	In July 2012, we reached an agreement with Abbey Life Insurance ltd., a subsidiary of Deustche Bank AG, to reinsure the entire individual life risk portfolio of the insurance companies in Spain and Portugal.

•	In December 2012, Santander agreed a strategic alliance with the insurer Aegon to boost its bancassurance business in Spain through commercial networks. The agreement does not affect savings, auto and health insurance, which Santander continues to manage.

	2013	2012	Amount Change	% Change
	(in millions of euros, except percentages)

Insurance activity	117	593	(476)	(80.3%)
Income from insurance and reinsurance contracts issued	4,724	5,541	(817)	(14.7%)
Of which:
Insurance and reinsurance premium income	4,513	4,667	(154)	(3.3%)
Reinsurance income	211	874	(663)	(75.9%)
Expenses of insurance and reinsurance contracts	(4,607)	(4,948)	341	(6.9%)
Of which:
Claims paid and other insurance-related expenses	(4,497)	(4,440)	(57)	1.3%
Net provisions for insurance contract liabilities	382	(323)	705	n.a.
Reinsurance premiums paid	(492)	(185)	(307)	165.9%
Non-financial services	93	137	(44)	(32.1%)
Sales and income from the provision of non-financial services	322	369	(47)	(12.7%)
Cost of sales	(229)	(232)	3	(1.3%)
Other operating income and expenses	(501)	(620)	119	(19.2%)
Other operating income	857	783	74	9.5%
Of which, fees and commissions offsetting direct costs	115	130	(15)	(11.5%)
Other operating expenses	(1,358)	(1,403)	45	(3.2%)
Of which, Deposit Guarantee Fund	(559)	(530)	(29)	5.5%
Other operating income / expenses, net	(291)	110	(401)	n.a

The €401 million decrease in net other operating income in 2013 was mainly due to a decrease in insurance activity of €476 million mainly due to the previously mentioned agreements, partially offset by an increase of €119 million in other operating income and expenses.

	2012	2011	Amount Change	% Change
	(in millions of euros, except percentages)

Insurance activity	593	392	201	51.3%
Income from insurance and reinsurance contracts issued	5,541	6,748	(1,207)	(17.9%)
Of which:
Insurance and reinsurance premium income	4,667	6,547	(1,880)	(28.7%)
Reinsurance income	874	201	673	334.8%
Expenses of insurance and reinsurance contracts	(4,948)	(6,356)	1,408	(22.2%)
Of which:
Claims paid and other insurance-related expenses	(4,440)	(4,852)	412	(8.5%)
Net provisions for insurance contract liabilities	(323)	(1,202)	879	(73.1%)
Reinsurance premiums paid	(185)	(302)	117	(38.7%)
Non-financial services	137	151	(14)	(9.3%)
Sales and income from the provision of non-financial services	369	400	(31)	(7.8%)
Cost of sales	(232)	(249)	17	(6.8%)
Other operating income and expenses	(620)	(522)	(98)	18.8%
Other operating income	783	902	(119)	(13.2%)
Of which, fees and commissions offsetting direct costs	130	119	11	9.2%
Other operating expenses	(1,403)	(1,424)	21	(1.5%)
Of which, Deposit Guarantee Fund	(530)	(346)	(184)	53.2%
Other operating income / expenses, net	110	21	89	423.8%
The €89 million increase in net other operating income in 2012 was mainly due to an increase in insurance activity of €201 million partially offset by an increase of €98 million in other operating income and expenses.

Administrative Expenses

Administrative expenses declined 2.0% or €349 million to €17,452 million in 2013 from €17,801 million in 2012, which were flat from €17,644 million in 2011.

2013 compared to 2012

Administrative expenses for 2013 and 2012 were as follows:

	2013	2012	Amount Change	% Change
	(in millions of euros, except percentages)
Personnel expenses	10,069	10,306	(237)	(2.3%)
Other general administrative expenses	7,383	7,495	(112)	(1.5%)
Building and premises and supplies	1,980	1,916	64	3.3%
Other expenses	1,556	1,694	(138)	(8.1%)
Information technology	992	889	103	11.6%
Advertising	630	662	(32)	(4.8%)
Communications	519	638	(119)	(18.7%)
Technical reports	493	491	2	0.4%
Taxes (other than income tax)	445	415	30	7.2%
Guard and cash courier services	425	432	(7)	(1.6%)
Per diems and travel expenses	284	297	(13)	(4.4%)
Insurance premiums	59	61	(2)	(3.3%)
Total administrative expenses	17,452	17,801	(349)	(2.0%)

In 2013, administrative expenses decreased 2.0% or €349 million, positively affected by exchange rates. Excluding the impact of exchange rate differences administrative expenses increased by 3.6%.

Expenses in Europe, in both the big commercial units as well as the United Kingdom, continued to fall or rose below the inflation rate. Latin America was up as a result of the commercial network expansion and upgrade and the review of pay agreements in an environment of higher inflation. In the United States, the year-on-year comparison reflects the investments in technology and commercial structure, as well as costs associated with the change in brand.

2012 compared to 2011

Administrative expenses for 2012 and 2011 were as follows:

	2012	2011	Amount Change	% Change
	(in millions of euros, except percentages)
Personnel expenses	10,306	10,305	1	0.0%
Other general administrative expenses	7,495	7,339	156	2.1%
Building and premises and supplies	1,916	1,844	72	3.9%
Other expenses	1,694	1,672	22	1.3%
Information technology	889	828	61	7.4%
Advertising	662	691	(29)	(4.2%)
Communications	638	649	(11)	(1.7%)
Technical reports	491	466	25	5.4%
Per diems and travel expenses	297	312	(15)	4.8%
Taxes (other than income tax)	415	401	14	3.8%
Guard and cash courier services	432	412	20	4.9%
Insurance premiums	61	65	(4)	(6.2%)
Total administrative expenses	17,801	17,644	157	0.9%

In 2012, administrative expenses experienced a slight increase of 0.9%. This reflects a flat personnel expenses and a 2.1% increase in other general administrative expenses.

In Europe, both the large retail units (Spain and Portugal) registered negative growth in cost in real terms, continuing the trend begun in 2011. United States also experienced a reduction in administrative expenses of 11.3%. In Latin America expenses rose due to the increase in business capacity and the revision of wage agreements in an environment of higher inflation.

Depreciation and Amortization

Depreciation and amortization was €2,391 million in 2013, a 9.5% or €208 million increase from €2,183 million in 2012, which was a 4.0% or €85 million increase from €2,098 million in 2011. This increase was mainly focused in Continental Europe.

Provisions (net)

Net provisions were €2,182 million in 2013, a 47.6% or €704 million increase from €1,478 million in 2012, which was a 43.5% or €1,138 million decrease from €2,616 million in 2011. This item includes additions charged to the income statement in relation to provisions for pensions and similar obligations, provisions for contingent liabilities and commitments and other provisions (mainly provisions for restructuring costs and tax and legal litigation). The variation in 2013 is mainly due to a €581 million increase in provisions for pensions and similar obligations. In Spain we recognized provisions of €334 million in 2013 to cover obligations arising from employees’ acceptances of an early retirement and voluntary redundancy offer. In addition, there was a €65 million increase in other provisions and a €58 million increase in contingent liabilities and commitments provisions.

The variation in 2012 was due to: (i) a €951 million decrease in other provisions, mainly due to the one-off charge in the second quarter of 2011 of €842 million from a provision made related to PPI remediation in Santander UK (€620 million net of tax); (ii) a €408 million decrease in provisions for pensions and; (iii) a €221 million increase in contingent liabilities and commitments provisions.

For further details, see Note 25 to our consolidated financial statements.

Impairment Losses (net)

Impairment losses (net) were €11,730 million in 2013, a 39.5% or €7,658 million decrease from €19,388 million in 2012, which was a 45.7% or €6,077 million increase from €13,311 million in 2011.

Impairment losses are divided in the income statement as follows:

	2013	2012	2011

Impairment losses on financial assets (net):	11,227	18,880	11,794
Loans and receivables	10,986	18,523	10,966
Other financial assets not measured at fair value through profit and loss	241	357	828
Impairment losses on other assets (net):	503	508	1,517
Goodwill and other intangible assets	41	151	1,161
Other assets	462	357	356

Total impairment losses (net)	11,730	19,388	13,311

2013 compared to 2012

The €7,537 million or 40.7% decrease in net impairment losses for loans and receivables in 2013 compared to 2012 reflected a €7,788 million decrease in provisions, a €248 million decrease in recoveries of loans previously charged-off and a €3 million increase in impairment losses of other assets.

Credit loss provisions accounted in 2013 decreased after the recorded rise in non-performing loans in the Spain’s real estate run-off segment in 2012. In other units, provisions were down in Brazil, the United Kingdom, Portugal, Santander Consumer Finance, the United States and, to a lesser extent, Spain. In contrast, they were up in the other Latin American countries, particularly Mexico, with a big impact from the one-off charge booked for housing developers.

Our total allowances for credit losses (excluding country-risk) decreased by €431 million to €25,681 million at December 31, 2013, from €26,112 million at December 31, 2012.

Net impairment losses on other assets in 2013 remained at the prior year level with €503 million compared to €508 million in 2012.

The impairment losses of other financial assets not measured at fair value through profit and loss in 2013 of €241 million were mainly due to equity instruments that had suffered a significant and prolonged fall in price.

Non-performing balances (excluding country-risk) increased by €5,591 million to €41,652 million at December 31, 2013, compared to €36,061 million at December 31, 2012. Our Non-performing balance ratio was 5.64% at December 31, 2013 as compared to 4.54% at December 31, 2012. This increase was mainly due to the 2.84 percentage points increase in Continental Europe. See Item 5 of Part I, “Operating and Financial Review and Prospects—A. Operating results— Results of Operations for Santander—Continental Europe”. Our coverage ratio was 62% at December 31, 2013 and 72% at December 31, 2012. See Item 4 of Part I, “Information on the Company—B. Business Overview—Selected Statistical Information—Impaired Balances Ratios”.

2012 compared to 2011

The €7,557 million or 68.9% increase in net impairment losses for loans and receivables in 2012 compared to 2011 reflected a €7,081 million increase in provisions, a €467 million decrease in recoveries of loans previously charged-off and a €9 million increase in impairment losses of other assets.

The increase in credit loss provisions recorded in 2012 was mainly due to two factors: (i) a rise in non-performing loans in the Spain’s real estate run-off segment which increased 206 basis points to 54.1%. This rise was caused by the worsening of Spain’s macroeconomic situation as a result of an economic slowdown, falling consumer spending and job market deterioration, and (ii) the upward shift in non-performing loan ratios in certain financial systems, including Brazil, Chile, and Portugal.

Our total allowances for credit losses (excluding country-risk) increased by €6,581 million to €26,112 million at December 31, 2012, from €19,531 million at December 31, 2011.

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

Non-performing balances (excluding country-risk) increased by €4,055 million to €36,061 million at December 31, 2012, compared to €32,006 million at December 31, 2011. Our coverage ratio was 72% at December 31, 2012 and 61% at December 31, 2011. See Item 4 of Part I, “Information on the Company—B. Business Overview—Selected Statistical Information—Impaired Balances Ratios”.

Net gains / (losses) on other assets

Net gains on other assets were €1,730 million in 2013, a €1,581 million increase from gains of €149 million in 2012, which was a €412 million increase from losses of €263 million in 2011.

The €2,152 million gains on disposal of assets not classified as non-current assets held for sale accounted in 2013 were mainly due to the sale of our management companies (pursuant to the agreement with Warburg Pincus and General Atlantic), the insurance companies in Spain, and the payment services company (agreement with Elavon Financial Services Limited). See Item 4 of Part I, “Information on the Company—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations”.

Losses on non-current assets held for sale not classified as discontinued operations in 2013 totaled €422 million. This was mainly due to impairment of foreclosed assets recorded during the year and the sale of properties.

2013 compared to 2012

	2013	2012	Amount Change	% Change
	(in millions of euros, except percentages)
Gains / (losses) on disposal of assets not classified as non-current assets held for sale	2,152	906	1,246	137.5%
Of which:
Disposal of investments	2,167	775	1,392	179.6%
Gains / (losses) on non-current assets held for sale not classified as discontinued operations	(422)	(757)	335	(44.3%)
Of which:
Impairment of non-current assets held for sale	(335)	(449)	114	(25.4%)
Losses on sale of non-current assets held for sale	(87)	(308)	221	(71.8%)

Net gains / (losses) on other assets	1,730	149	1,581	n/a

2012 compared to 2011

	2012	2011	Amount Change	% Change
	(in millions of euros, except percentages)
Gains / (losses) on disposal of assets not classified as non-current assets held for sale	906	1,846	(940)	(50.9%)
Of which:
Disposal of investments	775	1,794	(1,019)	(56.8%)
Gains / (losses) on non-current assets held for sale not classified as discontinued operations	(757)	(2,109)	1,352	(64.1%)
Of which:
Impairment of non-current assets held for sale	(449)	(2,037)	1,588	(78.0%)
Losses on sale of non-current assets held for sale	(308)	(72)	(236)	327.8%

Net gains / (losses) on other assets	149	(263)	412	n/a

Income Tax

The provision for corporate income tax was €2,113 million in 2013, a 258.1% or €1,523 million increase from €590 million in 2012, which represented a 66.4% or €1,165 million decrease from €1,755 million in 2011. The effective tax rate was 27.6% in 2013, 16.5% in 2012 and 22.3% in 2011.

The increase in the effective tax rate in 2013 compared to the prior year is primarily due to the €4,069 million increase in consolidated operating profit before tax together with a reduction in the net adjustments to profit before tax that applied in 2013 as compared to 2012 (see the reconciliation in Note 27.c to our consolidated financial statements).

For more information about factors affecting effective tax rates, see Note 27 to our consolidated financial statements.

Profit / (losses) from discontinued operations

Losses from discontinued operations were €15 million in 2013, compared to a €70 million profit in 2012, which represented a €55 million increase from €15 million profit in 2011. During 2013 we did not discontinue any significant operations. In 2012, we discontinued our credit card business in U.K. which we had acquired from GE.

Profit attributable to non-controlling interest

Profit attributable to non-controlling interest was €1,154 million in 2013, a 50.3% or €386 million increase from €768 million in 2012, which represented a 2.5% or €20 million decrease from €788 million in 2011. For further details, see Note 28 to our consolidated financial statements.

2013 compared to 2012

The increase in 2013, was mainly due to a full year accounting of minority interest in Mexico as in the fourth quarter of 2012 Santander México finalized its placement of shares in the secondary market. Moreover, in 2013 we reduced our ownership interest in Bank Zachodni WBK S.A. to 70%, thereby generating an increase in the balance of non-controlling interests of €1,329 million (see Note 3 to our consolidated financial statements).

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

Results of Operations by Business Areas

For a description of our segments see Item 4 of Part I, “Information on the Company—B. Business Overview”.

Our results of operations by business areas can be summarized as follows.

First level (geographic):

Continental Europe

				Variations
	2013	2012	2011	2013/2012	2012/2011
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	8,123	8,854	7,976	(8.3%)	11.0%
Income from equity instruments	265	289	264	(8.3%)	9.5%
Income from companies accounted for by the equity method	(19)	(88)	17	(78.4%)	(617.6%)
Net fees and commissions	3,552	3,625	3,767	(2.0%)	(3.8%)
Gains/losses on financial assets and liabilities (net) *	775	306	254	153.3%	20.5%
Other operating income/(expenses) (net)	(111)	(19)	131	484.2%	(114.5%)
TOTAL INCOME	12,585	12,967	12,409	(2.9%)	4.5%
Administrative expenses	(5,807)	(5,790)	(5,805)	0.3%	(0.3%)
Personnel expenses	(3,527)	(3,498)	(3,535)	0.8%	(1.0%)
Other general expenses	(2,280)	(2,292)	(2,270)	(0.5%)	1.0%
Depreciation and amortization	(769)	(667)	(590)	15.3%	13.1%
Provisions (net)	(158)	(130)	(437)	21.5%	(70.3%)
Impairment losses on financial assets (net)	(3,766)	(9,903)	(3,694)	(62.0%)	168.1%
Impairment losses on other assets (net)	(65)	(27)	(75)	140.7%	(64.0%)
Gains/(losses) on other assets (net)	(374)	(757)	(1,719)	(50.6%)	(55.9%)
OPERATING PROFIT/(LOSS) BEFORE TAX	1,646	(4,307)	89	n/a	n/a
Income tax	(376)	1,490	133	n/a	1,020.3%
PROFIT FROM CONTINUING OPERATIONS	1,270	(2,817)	222	n/a	n/a
Profit/(loss) from discontinued operations (net)	(6)	(7)	(24)	(14.3%)	(70.8%)
CONSOLIDATED PROFIT FOR THE YEAR	1,264	(2,824)	198	n/a	n/a
Profit attributable to non-controlling interest	137	(79)	28	n/a	n/a
Profit attributable to the Parent	1,127	(2,745)	170	n/a	n/a

*	Includes exchange differences (net)

2013 compared to 20121

In 2013, Continental Europe accounted for 18.0% of profit attributed to the Parent bank’s total operating areas.

The main actions in 2013 focused on integrating the mergers of retail networks in Spain and the banks in Poland. In a still weak environment and with low interest rates, the Group’s strategy over the last three years was maintained. These strategies were: (i) defending spreads on loans and on deposits, (ii) greater focus on reducing the cost of funds, after reaching a comfortable liquidity position, (iii) control of costs and (iv) active risk management.

Total income decreased by €382 million mainly due to the €731 million decrease in net interest income partially offset by a €469 million increase in gains on financial assets and liabilities. The fall in net interest income reflects the economic weakness, low interest rates, a still high average cost of deposits and repricing of mortgages. The increase in gains/(losses) on financial assets and liabilities was due to trading gains (wholesale business).

Operating expenses, which include administrative expenses and depreciation and amortization, rose by €119 million or 1.8%, primarily due to the perimeter in Poland, since on a like-for-like basis their performance was flat (-0.8%) with costs at all units either decreasing or stable.

[1]	For a summary by countries see “Item 4. Information of the Company. B. Business Overview – Continental Europe”.

Provisions and impairment losses, which include provisions (net), impairment losses on financial assets (net), and impairment losses on other assets (net), decreased by €6,071 million or 60.3% after the strong increase in the deterioration of the real estate segment in Spain experienced in 2012 was not repeated in 2013.

The effort in provisions in the past years was combined with a strategy of reducing the real estate exposure in Spain. The balance sheet of Spain’s run-off real estate activity declined by €1,496 million (-12%). The reduction since December 2008 is approximately €30 billion (-73%). Of note was the sale of a stake in Altamira, which manages loan recoveries and properties in Spain and sells or rents foreclosed real estate assets. See “Item 4. Information on the Company— A. History and development of the company — Principal Capital Expenditures and Divestitures — Acquisitions, Dispositions, Reorganizations — Agreement with Apollo”.

The NPL ratio in Continental Europe increased from 6.29% in 2012 to 9.13% in 2013, while NPL coverage decreased from 73% in 2012 to 57% in 2013. The NPL ratio increase was mainly due to: (i) a rise in Spain’s non-performing loans, mainly related to specific clients and to real estate mortgages to individuals, (ii) a drop in Spain’s lending levels, partially due to the cancellation of the public sector financing pursuant to a government program to pay suppliers’ pending invoices, deleveraging in the real estate sector and the decrease in the demand for credit, and (iii) to the integration of Kredyt Bank S.A. in Poland, which has a higher NPL ratio than the rest of Continental Europe.

Profit attributable to the Parent increased by €3,872 million after the heavy impairment losses accounted in 2012 in the Spain’s real estate portfolio in run-off. Furthermore, comparisons with 2012 are affected by: the positive impact of the consolidation of Kredyt Bank in Poland, which was partially offset by the reinsurance transaction in Spain and Portugal. The overall impact of the change in perimeter was 2 percentage points increase in revenues and 6 percentage points negative in ordinary attributable profit.

2012 compared to 2011

In general, businesses developed in a difficult environment, characterized by shrinking GDP, domestic demand and consumption, rising unemployment and declining interest rates, at historic lows, with their impact on spreads.

Total income increased by €558 million as compared to 2011 mainly due to an 11% increase in net interest income related to the inclusion of SEB in Germany and the entry of Bank Zachodni WBK. A reduction of €143 million in net fees and commissions, due to lower activity, partially offset the previously mentioned change in the scope of consolidation. Gains/(losses) on financial assets and liabilities increased by €52 million primarily due to the results generated in the repurchase of preferred shares in Banesto and the repurchase of debt in Portugal.

In a weak environment and with low interest rates, the Group’s strategy over the last two years focused on defending spreads on the assets side (those on new ones are improving) and on the liabilities side.

Operating expenses, which include administrative expenses and depreciation and amortization, rose by €62 million (1.0%) year on year due to the impact of the changes in the scope of consolidation. Eliminating this effect, there was a slight reduction with all of the units flat or decreasing as the Group’s strategy focused on control of expenses. Noteworthy, however, was the 4.8% reduction in Portugal.

Provisions and impairment losses, which include provisions (net), impairment losses on financial assets (net), and impairment losses on other assets (net), increased by €5,854 million (1,135%). The main reason for this strong increase is the deterioration of the real estate segment in Spain. The segment was heavily affected by the impairment losses of Spain’s real estate portfolio in run-off accounted for during the year. Portugal experienced a rise in credit loss provisions also due to the increase in non-performing loans as a result of the economic cycle. A decrease of 11.7% in credit loss provisions in Santander Consumer Finance partially mitigated the increases in Spain and Portugal.

Exposure to the real estate industry has taken on particular importance for Spanish financial institutions since 2008 due to a slowdown in sales, an increase in defaults, the difficulties experienced by companies related to the real estate industry in accessing credit and a fall in property prices.

The NPL ratio in Continental Europe increased from 5.24% in 2011 to 6.29% in 2012, while NPL coverage increased from 59% in 2011 to 73% in 2012.

Profit attributable to the Parent decreased by €2,915 million heavily affected by the impairment losses of Spain’s real estate portfolio in run-off. Total income reflects the positive effect of the change in the scope of consolidation due to the inclusion in the Group of Bank Zachodni WBK and the SEB branches in Germany for the full year, and a slight negative effect from the agreement with Abbey Life Assurance for the reinsurance of the portfolio of individual life risk in Spain and Portugal.

United Kingdom

				Variations
	2013	2012	2011	2013/2012	2012/2011
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	3,451	3,336	4,128	3.4%	(19.2%)
Income from equity instruments	1	1	1	—	—
Income from companies accounted for by the equity method	4	(5)	1	n/a	n/a
Net fees and commissions	991	1,190	1,015	(16.7%)	17.1%
Gains/losses on financial assets and liabilities (net) *	403	1,231	405	(67.3%)	204.0%
Other operating income/(expenses) (net)	30	24	28	25.0%	(14.3%)
TOTAL INCOME	4,880	5,777	5,578	(15.5%)	3.6%
Administrative expenses	(2,181)	(2,311)	(2,131)	(5.6%)	8.4%
Personnel expenses	(1,401)	(1,492)	(1,407)	(6.1%)	6.0%
Other general expenses	(780)	(819)	(724)	(4.8%)	13.1%
Depreciation and amortization	(424)	(379)	(343)	11.9%	10.5%
Provisions (net)	(232)	(522)	(964)	(55.6%)	(45.9%)
Impairment losses on financial assets (net)	(580)	(1,220)	(559)	(52.5%)	118.2%
Impairment losses on other assets (net)	(4)	—	—	n/a	n/a
Gains/(losses) on other assets (net)	—	5	9	(100.0%)	(44.4%)
OPERATING PROFIT/(LOSS) BEFORE TAX	1,459	1,350	1,590	8.1%	(15.1%)
Income tax	(301)	(312)	(424)	(3.5%)	(26.4%)
PROFIT FROM CONTINUING OPERATIONS	1,158	1,038	1,166	11.6%	(11.0%)
Profit/(loss) from discontinued operations (net)	(9)	77	39	n/a	97.4%
CONSOLIDATED PROFIT FOR THE YEAR	1,149	1,115	1,205	3.0%	(7.5%)
Profit attributable to non-controlling interest	—	—	—	n/a	n/a
Profit attributable to the Parent	1,149	1,115	1,205	3.0%	(7.5%)

*	Includes exchange differences (net)

2013 compared to 2012

In 2013, the United Kingdom accounted for 18.4% of profit attributed to the Parent bank’s total operating areas.

Total income decreased by €897 million in 2013 mainly due to lesser gains / (losses) on financial assets and liabilities as in 2012 Santander UK accounted for the repurchase of debt capital instruments. Net interest income increased €115 million or 3.4% (+8.3% in pounds sterling), and rose in every quarter, thanks to the spread on the stock of mortgages and the maturity of costly deposits in the second half of the year. The ratio of net interest income to average customer assets improved to 1.71% in the last quarter of 2013 from 1.27% in the last quarter of 2012. Net fees and commissions were €199 million lower due to reduced Global Banking & Markets activity.

Operating expenses decreased €85 million in 2013. In local currency, operating expenses increased £32 million or 1.5% (below inflation and revenues), despite investments in retail and corporate banking.

Santander UK continued to invest in the growth of the SME business and Large Corporates. Moreover, the segment further developed its capacity to support their SME customers, with more customer-facing staff in its growing regional Corporate Business Centre network, and expansion into new financial centers across the U.K.. Santander UK also completed the rollout of and customer migration to the new transactional platform in 2013.

The increase was also driven by ongoing investment in business growth in Retail Banking, as well as increased regulatory compliance and control costs. These increases were partly offset by tight cost control, the consolidation of multi-branch locations.

Provisions and impairment losses decreased €926 million. The €290 million decrease in provisions was mainly due to a €264 million customer remediation provision charge principally relating to PPI remediation accounted in 2012 and not repeated in 2013. Impairment losses on financial assets decreased by €640 million mainly due to the significant provisions accounted in 2012 related to the review and full re-assessment of the assets held in the non-core corporate and legacy portfolios in run-off. The provisions related to assets acquired from Alliance & Leicester plc. (particularly the shipping portfolio) as well as certain assets within the old Abbey Commercial Mortgages book. The amount of the provision in 2012 reflected the increasing losses experienced in these portfolios. For further details see Item 11 of Part I. “Quantitative and Qualitative Disclosures About Risk—Part 4. Credit Risk”. No further significant provisions were required in 2013 as disposals of assets across the portfolios were consistent with provisioned levels.

In 2013, Santander UK improved its credit quality across the product range in retail and corporate banking. The NPL ratio experienced a small decrease of 7 basis points, from 2.05% to 1.98%, while the coverage decreased from 44% to 42%. The stock of residential properties in possession remained very low at 0.05% of the total portfolio, unchanged from 2012 and below the industry average, according to the Council of Mortgage Lenders.

Profit attributable to the Parent increased €34 million mainly due to lower provisions and impairment losses which were partially compensated by reduced gains on financial transactions. The results demonstrate a further improvement in performance and continued the progress evident through the year, particularly in net interest income.

2012 compared to 2011

This included a net gain of £65 million (€80 million, approximately) resulting from the repurchase of debt capital instruments made in the third quarter. Most of this gain was offset by provisions related to the non-core corporate and potential conduct remediation. Santander UK faced an environment of weak economic growth, low interest rates and higher funding costs.

Total income increased by €199 million mainly due to: (i) an €826 million increase in gains / (losses) on financial assets and liabilities largely due to the repurchase of debt capital instruments; (ii) a fall of €792 million in interest income reflecting the impact of the higher cost of funding (of both deposits and wholesale financing) and low interest rates. These impacts in interest income were partially offset by improved volumes and higher spreads on new lending to SMEs and businesses; and (iii) a €175 million rise in net fees and commissions due to increased fees and ancillary income from SME and large corporates.

Operating expenses increased by €216 million due to the impact of inflation and continued investment in business.

Provisions and impairment losses increased by €219 million. The €442 million decrease in provisions was mainly due to a fall in customer remediation principally due to remediation charges as in 2012 we provisioned €264 million compared to the €842 million (€620 million net of tax) of PPI-related charges registered in 2011 (see Item 8 of Part I, “Financial information—Legal proceedings, ii. Non-tax-related proceedings”). Offsetting the decrease in provision was a €661 million increase in impairment losses on financial assets mainly due to the review and full re-assessment of the assets held in the non-core corporate and legacy portfolios in run-off.

The NPL ratio was 2.05%, 0.20 percentage points higher than that of 2011. Both the stock of residential properties in possession (0.06%) as well as the NPL ratio of residential mortgages (1.74%) remained low with underlying performance stable and both were better than the sector average, according to the Council of Mortgage Lenders.

Profit attributable to the Parent decreased by €90 million as the income statement was affected by an environment of weak economic growth, low interest rates and higher funding costs. Gains on financial transactions were offset by heavy impairment losses and provisions related to the non-core corporate and potential conduct remediation. On the other hand, in local currency cost experienced a decline.

Latin America

				Variations
	2013	2012	2011	2013/2012	2012/2011
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	15,186	17,881	16,473	(15.1%)	8.5%
Income from equity instruments	54	60	72	(10.0%)	(16.7%)
Income from companies accounted for by the equity method	202	183	36	10.4%	408.3%
Net fees and commissions	4,874	5,097	4,992	(4.4%)	2.1%
Gains/losses on financial assets and liabilities (net) *	1,038	1,071	1,067	(3.1%)	0.4%
Other operating income/(expenses) (net)	(271)	(358)	(198)	(24.3%)	80.3%
TOTAL INCOME	21,083	23,934	22,442	(11.9%)	6.6%
Administrative expenses	(7,801)	(8,253)	(8,037)	(5.5%)	2.7%
Personnel expenses	(4,319)	(4,643)	(4,480)	(7.0%)	3.6%
Other general expenses	(3,482)	(3,610)	(3,557)	(3.6%)	1.5%
Depreciation and amortization	(904)	(871)	(932)	3.8%	(6.5%)
Provisions (net)	(783)	(1,027)	(1,052)	(23.8%)	(2.4%)
Impairment losses on financial assets (net)	(6,533)	(7,380)	(5,448)	(11.5%)	35.5%
Impairment losses on other assets (net)	(25)	(17)	(39)	47.1%	(56.4%)
Gains/(losses) on other assets (net)	307	226	62	35.8%	264.5%
OPERATING PROFIT/(LOSS) BEFORE TAX	5,344	6,612	6,996	(19.2%)	(5.5%)
Income tax	(1,208)	(1,484)	(1,636)	(18.6%)	(9.3%)
PROFIT FROM CONTINUING OPERATIONS	4,136	5,128	5,360	(19.3%)	(4.3%)
Profit/(loss) from discontinued operations (net)	—	—	—	n/a	n/a
CONSOLIDATED PROFIT FOR THE YEAR	4,136	5,128	5,360	(19.3%)	(4.3%)
Profit attributable to non-controlling interest	879	866	738	1.5%	17.3%
Profit attributable to the Parent	3,257	4,262	4,622	(23.6%)	(7.8%)

*	Includes exchange differences (net)

2013 compared to 20122

As of December 31, 2013, Latin America accounted for 52.1% of profit attributable to the Parent’s total operating areas.

The strategy in 2013 was focused on the expansion and consolidation of the commercial franchise in the region. The specialized offering of products and services is being strengthened in line with customer requirements, with a view to enabling the Bank to boost long-term growth; all while maintaining constant vigilance of risk quality.

Total income decreased by €2,851 million due to a fall of €2,695 million in net interest income mainly focused in Brazil affected by lower spreads and the change of mix towards products with lower cost and margins. These effects were partially offset by higher volumes (in local currency). Net fees and commissions declined by €223 million or 4.4%. However, deducting the exchange rate impact, net fee and commission income increased 6.2%. Of note was the growth in local currency from cards (+17.9%) and foreign trade (+18.6%).

Operating expenses decreased by €419 million or 4.6%. Nevertheless, deducting the exchange rate impact, operating expenses grew 5.9% due to investment in networks and commercial projects (some traditional and others focused on priority customer segments), inflationary pressures on salary agreements and contracted services, and higher amortizations for technology.

[2]	For a summary by countries see “Item 4. Information of the Company. B. Business Overview—Latin America.”

Provisions and impairment losses decreased by €1,084 million. This fall was mainly concentrated in Brazil which, after the change in trend at the beginning of 2013, reduced its provisions between March and the end of the year. This was partially offset by rises in Mexico and Chile. The NPL ratio was 5.03%, 39 basis points lower than at the end of 2012, positively impacted by Brazil, while the coverage decreased 3 percentage points to 85%.

Profit attributable to the Parent decreased by €1,005 million mainly due to a fall in net interest income affected by lower spreads (primarily in Brazil due to the change of business mix) partially offset by lower provisions due to the improvement in Brazil.

2012 compared to 2011

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

Total income increased by €1,492 million driven by greater net interest income which was €1,408 million higher due to increased volumes and improved management of spreads in a context of stable or declining interest rates, varying by country.

Net fees and commissions grew €105 million affected by regulatory pressures. Excluding the exchange rate impact, the main drivers of growth were cards (+18.7%), transactional banking (+9.8%), administration of accounts (+6.8%) and insurance (+2.5%). Mutual funds dropped 15.4% because of the shift into deposits.

Operating expenses increased by €155 million was mainly due to the opening of branches (some traditional and others focused on priority customer segments), new business projects and inflationary pressures on wage agreements and outsourcing of services.

Provisions and impairment losses increased by €1,885 million largely influenced by increased lending and a worsening of nonperforming loans in some markets. The NPL ratio increased 110 basis points, from 4.32% to 5.42%, while coverage decreased from 97% to 88%.

Profit attributable to the Parent decreased by €360 million mainly due to the sale of the subsidiary in Colombia, the sale of our insurance businesses with Zurich Financial Services Group to strengthen insurance distribution and the increase of non-controlling interests in Brazil, Mexico and Chile.

United States

				Variations
	2013	2012	2011	2013/2012	2012/2011
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	1,409	1,695	3,289	(16.9%)	(48.5%)
Income from equity instruments	23	20	1	15.0%	1,900.0%
Income from companies accounted for by the equity method	321	341	—	(5.9%)	n/a
Net fees and commissions	394	378	643	4.2%	(41.2%)
Gains/losses on financial assets and liabilities (net) *	69	244	192	(71.7%)	27.1%
Other operating income/(expenses) (net)	(58)	(73)	(57)	(20.5%)	28.1%
TOTAL INCOME	2,158	2,605	4,068	(17.2%)	(36.0%)
Administrative expenses	(1,097)	(1,037)	(1,169)	5.8%	(11.3%)
Personnel expenses	(606)	(571)	(645)	6.1%	(11.5%)
Other general expenses	(491)	(466)	(524)	5.4%	(11.1%)
Depreciation and amortization	(163)	(146)	(126)	11.6%	15.9%
Provisions (net)	(50)	(170)	(43)	(70.6%)	295.3%
Impairment losses on financial assets (net)	4	(265)	(1,006)	n/a	(73.7%)
Impairment losses on other assets (net)	(16)	(24)	(118)	(33.3%)	(79.7%)
Gains/(losses) on other assets (net)	2	7	—	(71.4%)	n/a
OPERATING PROFIT/(LOSS) BEFORE TAX	838	970	1,606	(13.6%)	(39.6%)
Income tax	(113)	(165)	(554)	(31.5%)	(70.2%)
PROFIT FROM CONTINUING OPERATIONS	725	805	1,052	(9.9%)	(23.5%)
Profit/(loss) from discontinued operations (net)	—	—	—	n/a	n/a
CONSOLIDATED PROFIT FOR THE YEAR	725	805	1,052	(9.9%)	(23.5%)
Profit attributable to non-controlling interest	—	—	48	n/a	(100.0%)
Profit attributable to the Parent	725	805	1,004	(9.9%)	(19.8%)

*	Includes exchange differences (net).

2013 compared to 20123

In 2013, United States contributed 11.6% of the profit attributable to the Parent’s bank total operating areas. Business was conducted in a setting of moderate growth in which the monetary authorities kept interest rates very low and implemented other unconventional stimulus measures such as quantitative easing.

During 2013, Sovereign Bank changed its name to Santander Bank and continued to capture new customers and expand its range of higher value-added products and services. The main strategy in the retail segment is to enhance customer attention via new ATMs, refurbish branches and give an impetus to alternative channels (mobile banking, etc.).

Santander Consumer USA’s strategy is to continue to strengthen its auto finance franchise. The growth drivers are organic growth supported by commercial agreements with brands and dealers, strategic alliances (such as the partnership with Chrysler), growth in the platform of direct credits to clients via Internet (Roadloans.com) and the opportunities of expansion offered by servicing.

Total income decreased by €447 million reflecting a €286 million reduction in net interest income and €175 million reduction in gains on financial assets and liabilities. The decrease in net interest income reflected the low interest rate environment, the reduction in the non-strategic loan portfolio and the sharp fall in the investment portfolio. Gains on financial assets and liabilities decreased due to lower trading gains.

[3]	For further information on the segment, see “Item 4. Information of the Company. B. Business Overview—United States”.

SCUSA’s contribution, which is accounted for as income from companies accounted for by the equity method, was €321 million, 5.9% less than in 2012. Although SCUSA’s net interest income increased by 27% in U.S. dollars, partly due to the agreement with Chrysler, this growth has not yet fed through to profits because of the higher provisions required for the faster pace of lending, which increased 35% in U.S. dollars in 2013.

Operating expenses increased by €78 million as a result of the investment in rebranding, technology (ATMs, mobile banking, cards) and higher spending on regulatory compliance.

Provisions and impairment losses decreased by €397 million due to the normalization of the cost of credit and the improvement in the economy. At December 31, 2013, the NPL ratio was 2.23%, a 6 basis point reduction as compared to 2012. Coverage stood at 94% at December 31, 2013, a 12 percentage points reduction as compared to 2012.

Profit attributable to the Parent decreased €80 million. This fall was mainly driven by Santander Bank as the sharp reduction in provisions due to the high credit quality was offset by a fall in net interest income and gains on financial assets and liabilities and higher operating expenses.

2012 compared to 2011

On December 31, 2011, SCUSA increased its capital to allow for new shareholders. As a result, SCUSA is subject to the joint control of all shareholders, which led the Group to stop consolidating this company by the global integration method and to record its stake by the equity method.

Total income decreased by €1,463 with the negative development of net interest income (-€1,594 million) and net fees and commissions (-€265 million) which were partially offset by the contribution of SCUSA recorded as income from companies accounted for by the equity method (+€341 million) and, to a lesser extent, greater net gains on financial assets and liabilities (+€52 million).

The €1,594 million decrease in net interest income was mainly due to the change in consolidation method of SCUSA. Eliminating SCUSA’s results in 2011 and in local currency, net interest income was down by 6.7%, reflecting the fall in long-term interest rates and the reduction in the non-strategic portfolio.

The €265 million decrease in net fees and commissions was mainly due to the deconsolidation of SCUSA. Eliminating SCUSA’s results in 2011 and in local currency, there was a 6.8% drop. The increased regulatory pressure resulted in a significant reduction in revenues linked to commissions from credit card transactions and overdrafts. This was partly offset by the business effort, which raised the quality of revenues associated with current accounts.

Net gains on financial assets and liabilities increased €52 million due to the increase in originations and sale of mortgages and greater customer activity.

Operating expenses decreased by €112 million due to the deconsolidation of SCUSA. Eliminating SCUSA’s results and in local currency, operating expenses grew almost 9% as compared to 2011. This increase reflects the investments in technology and in the sales and regulatory compliance teams needed to take advantage of the new status as a national bank.

Provisions and impairment losses decreased by €708 million in 2013 mainly due to lesser impairment losses on financial assets with a €741 million decrease principally relating to the deconsolidation of SCUSA. Eliminating SCUSA’s results in 2011 and in local currency, loan-loss provisions dropped by 34.7%, further lowering the NPL ratio to 2.29% from 2.85% in 2011, and coverage rose to 106% from 96% in 2011. This was mainly due to the improved composition of the portfolio and strict management of risk. On the other hand provisions (net) increased €127 million mainly due to provisions booked in respect of certain Trust Piers securities due to the court settlement reached to remunerate an investment at a higher rate of interest than it was earning.

Profit attributable to the Parent decreased by €199 million. The main developments were: (i) the entry of new shareholders in SCUSA, with the result that our stake in the company went from 91.5% to approximately 65%, (ii) the provision booked for the Trust Piers settlement.

Corporate Activities

				Variations
	2013	2012	2011	2013/2012	2012/2011
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	(2,234)	(1,843)	(1,272)	21.2%	44.8%
Income from equity instruments	35	53	56	(34.0%)	(5.4%)
Income from companies accounted for by the equity method	(8)	(4)	3	100.0%	n/a
Net fees and commissions	(50)	(29)	(9)	72.4%	222.2%
Gains/losses on financial assets and liabilities (net) *	1,109	288	398	285.1%	(27.6%)
Other operating income/(expenses) (net)	119	536	117	(77.8%)	358.1%
TOTAL INCOME	(1,029)	(999)	(707)	3.0%	41.3%
Administrative expenses	(566)	(410)	(502)	37.7%	(18.1%)
Personnel expenses	(216)	(102)	(238)	111.8%	(57.1%)
Other general expenses	(350)	(308)	(264)	13.6%	16.7%
Depreciation and amortization	(131)	(120)	(107)	9.2%	12.1%
Provisions (net)	(959)	371	(120)	n/a	n/a
Impairment losses on financial assets (net)	(352)	(112)	(1,087)	214.3%	(89.7%)
Impairment losses on other assets (net)	(393)	(440)	(1,285)	(10.7%)	(65.8%)
Gains/(losses) on other assets (net)	1,795	668	1,385	168.7%	(51.8%)
OPERATING PROFIT/(LOSS) BEFORE TAX	(1,635)	(1,042)	(2,423)	56.9%	(57.0%)
Income tax	(115)	(119)	726	(3.4%)	(116.4%)
PROFIT FROM CONTINUING OPERATIONS	(1,750)	(1,161)	(1,697)	(50.7%)	(31.6%)
Profit/(loss) from discontinued operations (net)	—	—	—	n/a	n/a
CONSOLIDATED PROFIT FOR THE YEAR	(1,750)	(1,161)	(1,697)	(50.7%)	(31.5%)
Profit attributable to non-controlling interest	138	(19)	(26)	n/a	(23.1%)
Profit attributable to the Parent	(1,888)	(1,142)	(1,671)	65.3%	(31.7%)

*	Includes exchange differences (net).

2013 compared to 2012

Total income decreased €30 million or 3.0%. Net interest income / (charges) worsened by €391 million due to our policy of strengthening liquidity since the middle of 2012, and which, combined with the current low level of market interest rates, caused net interest income to deteriorate temporarily. It also includes the cost of credit of issues in wholesale markets, which was partly absorbed by lower recourse to these markets (directly related to the lower funding needs from the gap between lending and deposits).

Other operating income decreased by €417 million mainly due to the €435 million accounted in 2012 as a result of the agreement reached with Abbey Life Insurance Ltd., a subsidiary of Deustche Bank AG. The agreement provided for the reinsurance of our entire individual life risk portfolio of our insurance companies in Spain and Portugal.

Gains/losses on financial assets and liabilities increased by €821 million due to gains derived from the ALCO portfolio. These gains reflect those derived from the centralized management of the interest rate and exchange rate risk of the parent bank as well as from equities.

Operating expenses increased €166 million mainly due to the execution in 2013 of projects originally planned for 2012. Administrative expenses increased, partly linked to higher indirect taxes.

Provisions and impairment losses increased €1,523 million mainly due to provisions for pensions and similar obligations relating to the pre-retirement and voluntary redundancy offer accepted by employees in 2013, charges made in the fourth quarter for goodwill in Italy, real estate provisions and for the integration costs of SEB in Germany.

Gains/(losses) on other assets (net) registered an increase of €1,127 million. Gains were mainly due to the sale of our management companies (+€1,372 million) to Warburg Pincus and General Atlantic, the insurance companies in Spain (+€385 million) to Aegon, and the payment services company (+€122 million) to Elavon Financial Services Limited.

Loss attributable to the Parent increased by €746 million primarily due to greater provisions and impairment losses, higher interest charges partially offset by trading gains and gains on corporate transactions.

2012 compared to 2011

Total income decreased by €292 million greater interest charges, lesser gains on financial assets and liabilities partially offset by increased other operating income. Net Interest income/(charges) increased €571 million largely due to a liquidity buffer kept in the European Central Bank and the greater cost of wholesale funding, which was partly offset by reduced recourse to wholesale markets because the need to finance the commercial gaps was lower. This higher cost also impacted the financing of the Group’s goodwill, which by definition has a negative nature, and which increased its cost proportionately.

Other operating income increased by €419 million mainly due to the €435 million accounted as a result of the agreement reached with Abbey Life Insurance Ltd.

Gains / (losses) on financial assets and liabilities decreased by €110 million. Of note were the results from liabilities management, the sale of small financial stakes and those arising from financial assets available for sale. The impact of hedging the results of subsidiaries was negative (it was positive in 2011) balancing the higher value in euros of the business units results.

Operating expenses decreased by €78 million mainly due to lower personnel expenses.

Provisions and impairment losses decreased by €2,312 million as impairment stabilized after the portfolio’s significant deterioration in 2011. Furthermore, the following impairment losses on other assets were solely recorded in 2011: €601 million to amortize goodwill related to Santander Totta, and the amortization of other intangibles, pensions and contingencies.

Gains/(losses) on other assets (net) registered a decrease of €717 million. The gains accounted in 2012 were mainly due to the sale of the business in Colombia and the reinsurance operation of the insurance portfolios in Spain and Portugal.

Loss attributable to the Parent decreased by €529 million primarily due to lower impairment losses on financial assets and on other assets.

Second level (business):

Retail Banking

				Variations
	2013	2012	2011	2013/2012	2012/2011
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	25,552	28,865	28,882	(11.5%)	(0.1%)
Income from equity instruments	78	86	72	(9.3%)	19.4%
Income from companies accounted for by the equity method	401	400	16	0.3%	2,400.0%
Net fees and commissions	8,193	8,471	8,703	(3.3%)	(2.7%)
Gains/losses on financial assets and liabilities (net) *	1,119	2,004	1,067	(44.2%)	87.8%
Other operating income/(expenses) (net)	(553)	(630)	(541)	(12.2%)	16.5%
TOTAL INCOME	34,790	39,196	38,199	(11.2%)	2.6%
Administrative expenses	(14,890)	(15,343)	(15,100)	(3.0%)	1.6%
Personnel expenses	(8,669)	(8,986)	(8,827)	(3.5%)	1.8%
Other general expenses	(6,221)	(6,357)	(6,273)	(2.1%)	1.3%
Depreciation and amortization	(2,027)	(1,848)	(1,803)	9.7%	2.5%
Provisions (net)	(1,173)	(1,815)	(2,131)	(35.4%)	(14.8%)
Impairment losses on financial assets (net)	(9,506)	(12,182)	(9,712)	(22.0%)	25.4%
Impairment losses on other assets (net)	(73)	(44)	(150)	65.9%	70.7%
Gains/(losses) on other assets (net)	249	219	(40)	13.7%	n/a
OPERATING PROFIT/(LOSS) BEFORE TAX	7,370	8,183	9,263	(9.9%)	(11.7%)
Income tax	(1,509)	(1,675)	(2,235)	(9.9%)	(25.1%)
PROFIT FROM CONTINUING OPERATIONS	5,861	6,508	7,028	(9.9%)	(7.4%)
Profit/(loss) from discontinued operations (net)	(15)	70	15	(121.4%)	400.0%
CONSOLIDATED PROFIT FOR THE YEAR	5,846	6,578	7,043	(11.1%)	(6.6%)
Profit attributable to non-controlling interest	769	686	571	12.1%	20.1%
Profit attributable to the Parent	5,077	5,892	6,472	(13.8%)	(9.0%)

*	Includes exchange differences (net).

2013 compared to 2012

Retail Banking generated 81.0% of the operating areas’ profit attributable to the Parent bank in 2013.

The €4,406 million decrease in total income was mainly due to a €3,313 million fall in net interest income (-5.3% excluding the exchange rate impact). This reflected the environment of low growth and interest rates, the Group’s strategy of giving priority to liquidity and balance sheet strength and the change of business mix toward lower risk products. Further contributing to the fall in total income was a €885 million reduction in gains/losses on financial assets and liabilities as in 2012 Santander UK accounted for the repurchase of debt capital instruments.

Net fees and commissions decreased by €278 million. Excluding the exchange rate impact, they increased by 2.7% benefiting from the growth in commissions in cards in Latin America.

Operating expenses decreased by €274 million. Excluding the exchange rate impact they increased 4.4% mainly due to the increasing costs in Latin America related to business development and inflationary pressures on wage agreements. Santander Bank’s operating expenses also increased due to the rebranding process and technology investment.

Provisions and impairment losses decreased by €3,289 million mainly attributable to the improvement of the portfolio’s composition and its credit quality, and improvement in the economy.

Profit attributable to the Parent decreased by €815 million or 13.8% (8.9% lower excluding exchange rates) due to lower total income in an environment of reduced business and low interest rates in mature markets and change of business mix in emerging ones. Lower provisions partly offset the decrease in total income.

2012 compared to 2011

Compared to 2011, earnings were negatively affected due to the change in the scope of consolidation (equity-method accounting of SCUSA and insurance in Latin America, and increased non-controlling interests). The effect of interest rate variations was nearly zero.

Total income increased by €997 million mainly due to the gains from the repurchase of debt capital instruments in the U.K. registered as gains / (losses) on financial assets and liabilities. A €384 million increase in income from companies accounted for by the equity method, relating to the previously mentioned change in the scope of consolidation, was partially offset by a €232 million decrease in net fees and commissions.

Operating expenses increased by €288 million mainly due to the increasing costs in Latin America related to business development, inflationary pressures on wage agreements and outsourcing of services.

Provisions and impairment losses increased by €2,048 million mainly driven by (i) growth in loan loss provisions in Spain due to the worsening economic situation in 2012, including a contraction of the economy, which fell into recession; (ii) increased provisions in the rest of Europe mainly due to the rise in the NPL ratio in Portugal, the result of an economic cycle heading towards contraction, with falling domestic demand and private consumption, and to the increase in the United Kingdom; and (iii) growth in provisions in Brazil as a result of the increased volume of total lending and a slight rise in non-performing loans.

Profit attributable to the Parent decreased by €580 million because of higher loan-loss provisions and the negative impact of the change in the scope of consolidation (equity-method accounting of SCUSA and insurance in Latin America, and increased non-controlling interests).

Global Wholesale Banking

				Variations
	2013	2012	2011	2013/2012	2012/2011
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	2,464	2,708	2,637	(9.0%)	2.7%
Income from equity instruments	265	284	265	(6.7%)	7.2%
Income from companies accounted for by the equity method	(1)	—	—	n/a	n/a
Net fees and commissions	1,254	1,360	1,248	(7.8%)	9.0%
Gains/losses on financial assets and liabilities (net) *	1,159	840	847	38.0%	(0.8%)
Other operating income/(expenses) (net)	7	(16)	11	n/a	n/a
TOTAL INCOME	5,148	5,176	5,008	(0.5%)	3.4%
Administrative expenses	(1,549)	(1,592)	(1,544)	(2.7%)	3.1%
Personnel expenses	(988)	(1,013)	(1,017)	(2.5%)	(0.4%)
Other general expenses	(561)	(579)	(527)	(3.1%)	9.9%
Depreciation and amortization	(186)	(171)	(137)	8.8%	24.8%
Provisions (net)	(47)	(17)	(4)	176.5%	325.0%
Impairment losses on financial assets (net)	(952)	(420)	(434)	126.7%	(3.2%)
Impairment losses on other assets (net)	(37)	(24)	118	54.2%	n/a
Gains/(losses) on other assets (net)	12	(5)	—	n/a	n/a
OPERATING PROFIT/(LOSS) BEFORE TAX	2,389	2,947	3,007	(18.9%)	(2.0%)
Income tax	(661)	(827)	(827)	(20.1%)	0.0%
PROFIT FROM CONTINUING OPERATIONS	1,728	2,120	2,180	(18.5%)	(2.8%)
Profit/(loss) from discontinued operations (net)	—	—	—	n/a	n/a
CONSOLIDATED PROFIT FOR THE YEAR	1,728	2,120	2,180	(18.5%)	(2.8%)
Profit attributable to non-controlling interest	224	209	212	7.2%	(1.4%)
Profit attributable to the Parent	1,504	1,911	1,968	(21.3%)	(2.9%)

*	Includes exchange differences (net).

2013 compared to 2012

Santander Global Banking and Markets conducted its business in markets that were more stable and with increased regulatory requirements. This segment, contributed 24.0% of profit attributable to the Parent bank in 2013.

Total income decreased 0.5% or €28 million. However, it rose 4.9% year-on-year, excluding the exchange rate impact. Net interest income decreased €244 million mainly due to exchange rates and to a lesser extent a reduction in Spain’s business volume.

Operating expenses decreased 1.6% (+2.9% eliminating exchange rates), reflecting the investments in building up franchises in key markets.

Provisions and impairment losses increased by €575 million due to higher loan-loss provisions, mainly in Spain and Mexico. In the first case, they were related to specific companies, and in the second mainly to homebuilders.

Profit attributable to the Parent decreased by €407 million. The key drivers were higher minority interests in the Latin American units, the depreciation of their currencies and, above all, higher loan-loss provisions.

2012 compared to 2011

Total income increased by €168 million mainly due to a €71 million increase in net interest income and a €112 million increase in net fees and commissions. In an environment of reduced activity, these results were supported by the strength and diversification of client revenues.

Operating expenses increased by €82 million largely due higher amortizations for projects.

Provisions and impairment losses increased by €141 million as a result of increased loan loss provisions in Spain.

Profit attributable to the Parent decreased by €57 million. The increase in total income was offset by higher impairment losses. After a good start, the year experienced significant levels of volatility and uncertainty due to the worsening eurozone crisis. This conditioned business activity to a large extent.

Asset Management and Insurance

				Variations
	2013	2012	2011	2013/2012	2012/2011
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	115	119	258	(3.4%)	(53.9%)
Income from equity instruments	—	—	1	n/a	(100.0%)
Income from companies accounted for by the equity method*	148	131	38	13.0%	244.7%
Net fees and commissions	349	418	409	(16.5%)	2.0%
Gains/losses on financial assets and liabilities (net)	6	3	—	100.0%	n/a
Other operating income/(expenses) (net)	145	223	433	(35.0%)	(48.5%)
TOTAL INCOME	763	894	1,139	(14.7%)	(21.5%)
Administrative expenses	(285)	(272)	(319)	4.8%	(14.7%)
Personnel expenses	(149)	(160)	(178)	(6.9%)	(10.1%)
Other general expenses	(136)	(112)	(141)	21.4%	(20.6%)
Depreciation and amortization	(33)	(35)	(43)	(5.7%)	(18.6%)
Provisions (net)	(3)	(17)	(46)	(82.4%)	(63.0%)
Impairment losses on financial assets (net)	(7)	(2)	(2)	250.0%	0.0%
Impairment losses on other assets (net)	—	—	—	n/a	n/a
Gains/(losses) on other assets (net)	2	8	(9)	(75.0%)	n/a
OPERATING PROFIT/(LOSS) BEFORE TAX	437	576	720	(24.1%)	(20.0%)
Income tax	(101)	(154)	(232)	(34.4%)	(33.6%)
PROFIT FROM CONTINUING OPERATIONS	336	422	488	(20.4%)	(13.5%)
Profit/(loss) from discontinued operations (net)	—	—	—	n/a	n/a
CONSOLIDATED PROFIT FOR THE YEAR	336	422	488	(20.4%)	(13.5%)
Profit attributable to non-controlling interest	24	20	51	20.0%	(60.8%)
Profit attributable to the Parent	312	402	437	(22.4%)	(8.0%)

*	Includes exchange differences (net).

2013 compared to 2012

In 2013 this segment generated 5.0% of the operating areas’ total profit attributable to the Parent bank. In December 2012, Santander agreed to a strategic alliance with the insurer Aegon to boost its bancassurance business in Spain through commercial networks. This transaction closed in June 2013. The alliance does not affect savings, auto and health insurance, which Santander continues to manage.

Total income decreased by €131 million or 14.7% mainly due to a €69 million decrease in net fees and commission and a €78 million decrease in other operating income. These changes are mostly related to the agreement reached in July 2012, with Abbey Life Insurance Ltd. and the previously mentioned alliance with Aegon. Eliminating the perimeter and exchange rate effects, total income declined 3.6%.

Operating expenses increased by €11 million reflecting the costs of developing the franchise.

Profit attributable to the Parent decreased by €90 million or 22.4%. Excluding the agreement with Abbey Life Insurance Ltd., the alliance with Aegon and exchange rate effects, attributable profit would have been 7.1% lower in 2013.

2012 compared to 2011

Total income decreased by €245 million mainly due to a €139 million decrease in net interest income and a €210 million decrease in other operating income, partially offset by a €94 million increase in income from companies accounted for by the equity method. These changes are mostly related to the following impacts: (i) the reinsurance agreement reached with Abbey Life Insurance Ltd., and (ii) the sale of 51% of the Latin American insurers to Zurich which meant recording the contribution of these companies by the equity method.

Operating expenses decreased by €55 million reflecting two main changes: (i) the reduction in the stake in the Latin American insurance companies and (ii) the reinsurance agreement with Abbey Life Insurance Ltd. in Spain and Portugal.

Profit attributable to the Parent decreased by €35 million mainly due to the previously mentioned agreements.

Spain’s Run-Off Real Estate

				Variations
	2013	2012	2011	2013/2012	2012/2011
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	38	74	89	(48.6%)	(16.9%)
Income from equity instruments	—	—	—	n/a	n/a
Income from companies accounted for by the equity method	(40)	(100)	—	(60.0%)	n/a
Net fees and commissions	15	41	57	(63.4%)	(28.1%)
Gains/losses on financial assets and liabilities (net) *	1	5	4	(80.0%)	25.0%
Other operating income/(expenses) (net)	(8)	(3)	1	166.7%	n/a
TOTAL INCOME	6	17	151	(64.7%)	(88.7%)
Administrative expenses	(162)	(184)	(179)	(12.0%)	2.8%
Personnel expenses	(47)	(45)	(45)	4.4%	0.0%
Other general expenses	(115)	(139)	(134)	(17.3%)	3.7%
Depreciation and amortization	(13)	(9)	(8)	44.4%	12.5%
Provisions (net)	—	—	(315)	n/a	(100.0%)
Impairment losses on financial assets (net)	(410)	(6,164)	(559)	(93.3%)	1002.7%
Impairment losses on other assets (net)	—	—	(201)	n/a	(100.0%)
Gains/(losses) on other assets (net)	(328)	(741)	(1,598)	(55.7%)	(53.6%)
OPERATING PROFIT/(LOSS) BEFORE TAX	(907)	(7,080)	(2,709)	(87.2%)	161.4%
Income tax	272	2,185	813	(87.6%)	168.8%
PROFIT FROM CONTINUING OPERATIONS	(635)	(4,896)	(1,896)	(87.0%)	158.2%
Profit/(loss) from discontinued operations (net)	—	—	—	n/a	n/a
CONSOLIDATED PROFIT FOR THE YEAR	(635)	(4,896)	(1,896)	(87.0%)	158.2%
Profit attributable to non-controlling interest	—	(128)	(20)	n/a	540.0%
Profit attributable to the Parent	(635)	(4,768)	(1,876)	(86.7%)	154.2%

*	Includes exchange differences (net).

2013 compared to 2012

In 2013, we began to manage a separate unit for run-off real estate activity in Spain, which has a specialized management model and, which includes loans to clients mainly for real estate promotion, stakes in real estate companies (Metrovacesa and Sareb) and foreclosed assets.

Losses attributable to the Parent decreased by €4,133 million after the heavy impairment losses accounted for during 2012 due to the deterioration of the real estate portfolio. Provisions and impairment losses decreased €5,754.

Losses on other assets decreased by €413 million mainly due to lesser provisions for foreclosed assets in 2013.

Income tax benefit decreased by €1,913 million as operating losses decreased by €6,173 million.

2012 compared to 2011

Losses attributable to the Parent increased by €2,893 million mainly due to impairment losses accounted for during the year due to the deterioration of the real estate portfolio.

Provisions and impairment losses increased by €5,089 million due to the strong rise in the deterioration of the real estate segment caused by the worsening of Spain’s macroeconomic situation as a result of an economic slowdown, falling consumer spending and job market deterioration. Particularly significant in this context was the increase in non-performing loan ratios of 206 basis points from 33.5% in 2011 to 54.1% at December 31, 2012, (for further details see Note 54 to our consolidated financial statements).

Losses on other assets decreased by €857 million mainly due to lower provisions for foreclosed assets in 2012 after the increased impairments accounted for in 2011.

Income tax benefit increased by €1,372 million as operating losses increased by €4,371 million.

Financial Condition

Assets and Liabilities

Our consolidated total assets were €1,115,638 million at December 31, 2013, a €153,962 million decrease from total assets of €1,269,600 million at December 31, 2012. Our gross loans and advances to corporate clients, individual clients and government and public entities, including the trading portfolio, other financial assets at fair value and loans, decreased by 6.8% to €693,759 million at December 31, 2013, from €744,534 million at December 31, 2012.

The decrease in customer loans was mainly due to the domestic component as a result of the deleveraging process in Spain and the cancellation of the public sector financing pursuant to a government program to pay suppliers’ pending invoices. Furthermore, the performance of balances in comparison with December 2012 was significantly impacted by the changes in exchange rates as a result of the depreciation of the main currencies in which the Group operates. This led to a negative impact of 4 percentage points on the year-on-year variations in lending to customers and customer funds.

There was a positive effect from the change in the scope of consolidation of less than one percentage point due to the merger in early 2013 of Bank Zachodni WBK S.A. and Kredyt Bank S.A. in Poland.

Customer deposits, which comprise deposits from clients and securities sold to clients under agreements to repurchase, decreased by 3.0% from €626,639 million at December 31, 2012, to €607,837 million at December 31, 2013, affected by exchange rates. Other managed funds, including mutual funds, pension funds, managed portfolios and savings-insurance policies, increased by 5.9% from €118,141 million at December 31, 2012, to €125,170 million at December 31, 2013. This increase was mainly concentrated in Spain, due to the greater marketing of mutual funds.

During 2013, the Group issued €61,754 million of senior debt (including Santander UK’s medium term program and €3,513 million in covered bonds), and €1,027 million of subordinated debt. As regards securitization activities, in 2013 the Group’s subsidiaries placed several securitizations for a total amount of €6,273 million, mainly through Santander UK and the Santander Consumer Finance units.

During 2013, €73,619 million of senior debt (including Santander UK’s medium term program), including €10,997 million of covered bonds and €1,915 million of subordinated debt, matured.

Regarding other balance sheet items, goodwill totaled €23,281 million, which was €1,345 million less than in 2012 as a result of the variations in exchange rates, particularly those of sterling and the Brazilian real. In contrast, the inclusion of Kredyt Bank S.A. brought an increase in goodwill.

Financial assets available for sale at December 31, 2013, totaled €83,799 million, which was €8,468 million (9%) less than a year earlier, due to the decrease in government bond positions, particularly in Spain, the United Kingdom, Brazil and the United States.

Capital

Stockholders’ equity, net of treasury stock, at December 31, 2013, was €70,588 million, a decrease of €1,272 million or 1.8% from €71,860 million at December 31, 2012, mainly due to the increase in the consolidated income for the year which was offset by the increase of negative valuation adjustments, mainly due to exchange differences.

Our eligible stockholders’ equity under BIS II was €71,453 million at December 31, 2013. The surplus over the minimum required by the Bank of Spain was €23,265 million. In accordance with the Basel II Accord criteria (which provide the framework under which Spanish entities must report capital ratios as of June 30, 2008), at December 31, 2013 the BIS II ratio was 14.59% (13.09% at December 31, 2012), Tier I Capital was 12.60% (11.17% at December 31, 2012) and core capital was 11.71% (10.33 at December 31, 2012). See Item 4 of Part I, “Information on the Company—B. Business Overview—Supervision and Regulation—Capital Adequacy Requirements”.

B. Liquidity and capital resources

Management of liquidity

For information about our liquidity risk management process, see Item 11 of Part I, “Corporate principles of risk management, control and risk appetite” and Part 7 “Liquidity and funding risk”.

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

At December 31, 2013, we had outstanding €175.5 billion of senior debt, of which €82.8 billion were mortgage bonds and €13.9 billion were promissory notes. Additionally, we had €16.1 billion in outstanding subordinated debt (which includes €3.7 billion preferred securities and €0.4 billion in preferred shares).

The following table shows the average balances during the years 2013, 2012 and 2011 of our principal sources of funds:

	2013	2012	2011
	(in millions of euros)
Due to credit entities	129,610	154,686	146,638
Customer deposits	632,339	636,351	616,690
Marketable debt securities	188,954	204,701	196,107
Subordinated debt	16,645	21,239	26,673

Total	967,548	1,016,977	986,108

The average maturity of our outstanding debt as of December 31, 2013 is as follows:

(1) Senior debt	3.8 years
(2) Mortgage debt	13.9 years
(3) Dated subordinated debt	7.0 years

For more information see Notes 22.b, 23.a and 51.a to our consolidated financial statements.

The cost and availability of debt financing are influenced by our credit ratings. A reduction in these ratings could increase the cost of and reduce our market access to debt financing. Our credit ratings are as follows:

	Long-Term	Short-Term	Outlook

Moody’s	Baa1	P-2	Stable
Standard & Poor’s	BBB	A-2	Stable
Fitch	BBB+	F2	Stable
DBRS	A	R-1 (low)	Negative

Our total customer deposits, excluding assets sold under repurchase agreements, totaled €566.1 billion at December 31, 2013. Loans and advances to customers (gross) totaled €693.8 billion at the same date.

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

As of December 31, 2013, and to the present date, we did not, and presently do not, have any material commitments for capital expenditures.

C. Research and development, patents and licenses, etc.

During 2013, 2012 and 2011, we spent €1,229 million, €1,098 million, and €1,420 million, respectively, in research and development activities in connection with information technology projects.

D. Trend information

Overview

During the international economic and financial crisis of recent years, we maintained a high degree of recurrence in revenues and did not suffer any quarterly loss between 2007 and 2013. The elements of our business that explain our solid performance and enabled us to keep on growing in a stable and sustainable way are:

•	Geographic diversification. We operate in 10 main countries, with a balance between mature and emerging markets (contributing 47% and 53%, respectively, of our profits in 2013). This geographic diversification has reduced the volatility of our earnings and enables us to capitalize on our experience and best practices on a global scale.

•	Focus on retail banking. Approximately 87% of our gross income in 2013 was derived from retail banking, which is a key factor for revenue stability.

•	Subsidiaries model. The Group is composed of subsidiaries that are autonomous in capital and liquidity. This has clear strategic and regulatory advantages, as it reduces the risk of contagion between our units, imposes a double layer of global and local supervision and facilitates crisis management and resolution. Our goal is to publicly list a minority portion of our main subsidiaries when market circumstances make it advisable.

•	Prudence in risks. The board gives particular importance to risk management and sets risk appetite at a medium-low level every year. We have a solid balance sheet, thanks to the retail nature of our business, and we maintain a limited exposure to sovereign risk, which is mainly used for interest rate hedging.

•	Comfortable liquidity position. The strength of our commercial franchise enables us to finance most of our lending with deposits, and we access wholesale funding via many markets and instruments as needed.

•	Solid solvency position. We generate capital organically and through active management of our business portfolio and core capital increased by 138 basis points in 2013.

•	Corporate governance. The board’s composition maintains balance between non-executive (69%) and executive directors (31%) and seeks to comply with the best international practices in this sphere. We have also implemented corporate policies across our banks and global units for the supervision and control of the whole Group in certain risk-critical areas.

Our strategic position is better now than it was at the start of the international financial crisis, both in terms of geographic diversification and balance sheet strength. During this period, we:

•	Boosted our presence in the U.K. and entered the retail banking business in Poland, Germany and the U.S., enhancing our international diversification.

•	Set aside provisions totaling €65 billion.

•	Captured €191 billion of deposits and reduced our liquidity gap by €149 billion. The loan-to-deposit ratio was 109% for the Group and 87% in Spain at the end of 2013.

Banco Santander is the only bank in the world whose debt is rated above that of its home country’s sovereign debt by the three main agencies (S&P, Moody’s and Fitch) and we achieved all of the above without the need for state aid in any of the countries where the Group operates.

International Banking Environment and Outlook

The forward-looking statements included below and in the following section are based on the current beliefs and expectations of our management and are subject to significant risks and uncertainties. These risks and uncertainties could cause the Group’s actual results to differ materially from those set forth in such forward-looking statements. See Forward-Looking Statements on page 7 of this Annual Report and the Risk Factors section on pages 15-34 of this Annual Report.

Independent economic forecasts for 2014 and 2015 point to an upswing in the international economic cycle, particularly in the markets that were hardest hit by the crisis.

However, the economic recovery is unlikely to be sufficient for the banking sector to return to pre-2008 levels of profitability. Many of the regulations introduced as a result of the international financial crisis are having and will continue to have a structural impact on banks’ profitability. This is particularly the case with the higher capital requirements, new short- and long-term liquidity and leverage ratios, higher cost of deposits as a result of the new bank resolution mechanisms and the cost of compliance with these and other new regulations. As of December 31, 2013, we were in compliance with all of the new regulatory requirements and we successfully passed the various stress tests conducted on European and Spanish banks and are prepared for the balance sheet analysis that the ECB will carry out prior to setting up the Single Supervisory Mechanism.

As of December 31, 2013:

•	Our core capital ratio has increased by 413 basis points since the start of the crisis (2007) and we have strengthened our balance sheet, which is well-provisioned and has high levels of coverage.

•	The loan-to-deposit ratio improved to 109%.

After focusing on strengthening our balance sheet, liquidity and strategic positioning during the period from 2007 to 2013, management is now concentrating on increasing profits, while bearing in mind trends that will define the sector’s future, such as:

•	The expansion of the middle classes in emerging markets, while the affluent segment gains importance globally;

•	The recovery in companies’ productivity and profitability in a context of globalization that offers growing investment opportunities; and

•	An increasingly demanding consumer with greater access to new technologies.

Future vision

We are closely involved in building a more stable, solid and efficient financial sector, focused on financing sustainable economic growth. Our business model, based on lasting and profitable relations with customers, increasing their linkage with the Bank and maintaining prudence in risks and discipline in the financial and capital sphere, has been vindicated by the crisis and is well regarded by regulators and rating agencies.

We are in a unique position as we enter what we expect will be a new cycle of growth in the global economy. We have a potential market of 600 million people in our 10 core markets. Our challenge is to generate greater value by focusing on our customers and attracting those who are not yet clients. Meanwhile, we will continue to help social development in the countries where we do business via Santander Universities, a program that has enabled us to create a unique alliance with more than 1,000 universities.

In the next three years, we will seek to regain our pre-crisis profit levels, which would enable us to maintain an adequate remuneration for shareholders, while at the same time comfortably meeting the new regulations for capital and liquidity.

E. Off-balance sheet arrangements

As of December 31, 2013, 2012 and 2011, we had outstanding the following contingent liabilities and commitments:

	2013	2012	2011
	(in millions of euros)
Contingent liabilities:
Financial guarantees and other sureties	13,479	14,437	15,417
Irrevocable documentary credits	2,430	2,866	2,978
Other guarantees	24,690	27,285	29,093
Other contingent liabilities	450	445	554

	41,049	45,033	48,042

Commitments:
Balances drawable by third parties	154,314	187,664	181,559
Other commitments	18,483	28,378	13,823

	172,797	216,042	195,382

Total:	213,846	261,075	243,424

For more information see Note 35 to our consolidated financial statements.

In addition to the contingent liabilities and commitments described above, the following table provides information regarding off-balance sheet funds managed by us and jointly controlled companies as of December 31, 2013, 2012 and 2011:

	2013	2012	2011
	(in millions of euros)
Off-balance sheet funds:
Mutual funds	93,304	89,176	102,611
Pension funds	10,879	10,076	9,645
Other managed funds	20,987	18,889	19,200

	125,170	118,141	131,456

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

Also, in our securitization activity we use structured entities (fondos de titulización) that are consolidated in the Group’s financial statements. According to IFRS, only those entities that meet certain requirements can be consolidated. We are not required to repurchase assets from or contribute additional assets to any of these structured entities. We do, however, provide in the ordinary course of business certain loans (amounting to €235.3 million as of December 31, 2013) to some of these structured entities, which are provided for in accordance with the risks involved. In 2013, the Group sold securitized bonds and structured medium and long-term operations with customers whose collateral is securitized bonds or mortgage bonds amounting to close to €6 billion.

We do not have any further transactions with unconsolidated entities other than those mentioned above.

We have no other off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F. Tabular disclosure of contractual obligations

The following table summarizes our contractual obligations by remaining maturity at December 31, 2013:

Contractual obligations

	Less than 1 year	More than 1 year but less than 3 years	More than 3 years but less than 5 years	More than 5 years	Total
(in millions of euros)

Deposits from credit institutions	54,595	18,734	7,837	5,156	86,322
Customer deposits	488,294	63,278	9,576	11,705	572,853
Marketable debt securities	52,987	53,966	20,667	43,770	171,390
Subordinated debt	1,006	2,468	2,723	9,942	16,139
Liabilities under insurance contracts (1)	—	—	—	1,430	1,430
Operating lease obligations	326	606	553	2,088	3,573
Capital lease obligations	33	37	39	100	209
Purchase obligations	2	6	2	3	13
Other long-term liabilities (2)	661	1,395	1,503	5,567	9,126
Contractual interest payments (3)	7,797	8,141	5,391	26,376	47,705

Total	605,701	148,631	48,291	106,137	908,760

(1)	Includes life insurance contracts in which the investment risk is borne by the policy holder and insurance savings contracts.
(2)	Other long-term liabilities relate to pensions and similar obligations.
(3)	Calculated for all Deposits from credit institutions, Customer deposits, Marketable debt securities and Subordinated debt assuming a constant interest rate based on data as of December 31, 2013 over time for all maturities, and those obligations with maturities of more than five years have an average life of ten years.

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

G. Other disclosures

Higher-Risk Loans

Grupo Santander does not have any significant exposure to higher-risk loans. Our credit profile is focused on retail banking with a medium-low risk profile and with broad diversification both by geography and segment, and 60% of the Group’s total loan portfolio is secured (in most cases, by real estate).

Mortgages to individuals represent approximately 41% of the Group’s total lending. These mortgages are focused on our core markets, Spain and the U.K., and are mainly residential mortgages with a low risk profile, low non-performing ratios (below the ratios of our peers) and an appropriate coverage ratio. This low risk profile allows us to envisage a relatively minor impact at Group level and a low final estimated loss.

In Spain, at December 31, 2013, the loan portfolio and thus its risk profile mainly comprises primary residence loans, with an average loan to value ratio (LTV) of 54,8% and an affordability rate of 29% under management criteria described below. Residential mortgages represent around 28% of the total credit risk portfolio in Spain, of which 88% has a LTV at inception of under 80%.

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

The U.K.’s mortgage portfolio is focused on primary residence mortgages with high risk quality in terms of LTV (50.7% as of December 31, 2013). Certain portfolios with high risk profiles (interest only and buy to let, among others) are subject to strict lending policies to mitigate risks and their performance is continuously monitored to ensure an adequate control.

The Group’s strategy in the last few years has been to reduce the volume of real estate exposure in Spain which at the end of 2013 stood at €10,821 million in net terms (around 3% of loans in Spain and less than 1% of the Group’s loans).

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

c) Allowances for credit losses and internal model

As of July 2008, the Bank of Spain had approved for regulatory capital calculation purposes the Group’s internal models affecting the vast majority of the Group’s credit risk net exposure. The Bank of Spain will continue to review the models for the purpose of calculating allowances for loan losses. The calculation obtained based on the output parameters of internal models is consistent with the best estimate of the Group as to the probable losses using possible scenarios which rely on the approved internally developed models, and which constitute an appropriate basis for determining loan loss allowances. While these models are not yet approved by the Bank of Spain for loan loss allowance calculation, we are required to calculate the allowances according to the instructions described in Item 4 in our annual report on Form 20-F for the year ended December 31, 2013, and are subject to continuing review by Bank of Spain, and subsequent continuous improvement of the processes within our internal model. The difference between loan loss provisions calculated using internal models and those calculated under Bank of Spain guidance, was not material for each one of the three years ending December 31, 2013.

Other

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

Exposures related to complex structured assets

We have a very limited exposure to complex structured assets. See “Item 11. Quantitative and Qualitative Analysis About Market Risk—Part 6. Market Risk”.

Item 6. Directors, senior management and employees

A. Directors and senior management

We are managed by our board of directors, which currently consists of 16 members. In accordance with our Bylaws (Estatutos), the board shall consist of at least 14 and not more than 22 members. Each member of the board is elected to a three-year term by our shareholders at a general meeting. One-third of the members are re-elected each year.

Our board of directors holds its meetings in accordance with an annual calendar. The Rules and Regulations of the Board4 provide that the board shall hold not less than nine annual ordinary meetings; in 2013, it met 15 times. Our board of directors elects our chairman, vice chairmen and chief executive officer from among its members. Between board meetings, lending and other board powers reside with the executive committee (comisión ejecutiva) and with the risk committee (comisión delegada de riesgos) of our board of directors.

The chairman of the board is the highest-ranking officer of the Bank (article 48.1 of the Bylaws and article 8.1 of the Rules and Regulations of the Board) and accordingly, all the powers that may be delegated under the Law, our Bylaws and the Rules and Regulations of the Board have been delegated to him.

However, it is the chief executive officer, in accordance with article 10.3 of the Rules and Regulations of the Board, in his capacity as such, who is entrusted with the day-to-day management of the different business areas and the highest executive functions.

There is a clear separation of duties between the executive chairman, the chief executive officer, the board and the committees thereof, as well as various checks and balances that assure proper equilibrium in the corporate governance structure of the Bank.

Our board has ultimate lending authority and it delegates such authority to the risk committee, which generally meets twice a week.

Members of our senior management are appointed and removed by the board.

[4]	The Rules and Regulations of the Board of Directors are available on the Group’s website, which does not form part of this annual report on Form 20-F, at www.santander.com under the heading “Information for shareholders and investors—Corporate governance—Rules and Regulations of the Board of Directors”.

The current members of our board of directors are:

Name	Position with Banco Santander	Director since
Emilio Botín (1)	Chairman	1960

Javier Marín	Chief executive officer	2013

Fernando de Asúa	First vice chairman	1999

Matías R. Inciarte (2)	Second vice chairman	1988

Guillermo de la Dehesa	Third vice chairman	2002

Sheila C. Bair	Director	2014

Ana P. Botín (1)	Director	1989

Javier Botín (1)	Director	2004

Vittorio Corbo	Director	2011

Rodrigo Echenique	Director	1988

Esther Giménez-Salinas	Director	2012

Ángel Jado	Director	2010

Abel Matutes	Director	2002

Juan R. Inciarte (2)	Director	2008

Isabel Tocino	Director	2007

Juan Miguel Villar Mir	Director	2013

(1)	Ana P. Botín and Javier Botín are daughter and son, respectively, of Emilio Botín.
(2)	Matías R. Inciarte and Juan R. Inciarte are brothers.

Our current executive officers are:

Name	Position with Banco Santander

Emilio Botín	Chairman of the board of directors and of the executive committee

Javier Marín	Chief executive officer

Matías R. Inciarte	Second vice chairman of the board of directors and chairman of the risk committee

Ana P. Botín	Director and chief executive officer, United Kingdom

Juan R. Inciarte	Director and executive vice president, strategy and Asia

José A. Alvarez	Executive vice president, financial management and investor relations

Ignacio Benjumea	Executive vice president, general secretary and secretary of the board

Juan Manuel Cendoya	Executive vice president, communications, corporate marketing and research

Jesús Cepeda	Executive vice president, human resources, organization and costs

José F. Doncel	Executive vice president, internal audit

José María Espí	Executive vice president, risk

José María Fuster	Executive vice president, technology and operations

José Luis G. Alciturri	Executive vice president

Enrique G. Candelas	Executive vice president, Spain

José G. Cantera	Executive vice president, global wholesale banking

Juan Guitard	Executive vice president, risk

Jorge Maortua	Executive vice president, global wholesale banking

Remigio Iglesias	Executive vice president, asset recovery and restructuring

Luis Moreno	Executive vice president, private banking, asset management and insurance

José Mª Nus	Executive vice president, risk

César Ortega	Executive vice president, general secretariat

Ángel Rivera	Executive vice president, commercial banking

Magda Salarich	Executive vice president, consumer finance

Javier San Félix	Executive vice president, commercial banking

José Tejón	Executive vice president, financial accounting and control

José Antonio Villasante	Executive vice president, universities

Juan A. Yanes	Executive vice president, United States

Jesús Mª Zabalza	Executive vice president, Brazil

In addition, Román Blanco is the Group’s country head for Santander in the United States.

The following is a summary of the relevant business experience and principal business activities of our current directors and executive officers:

Emilio Botín (chairman of the board of directors and of the executive committee)

Born in 1934. He joined the board of directors of Banco Santander in 1960 and was appointed chairman of the board in 1986.

Javier Marín (chief executive officer)

Born in 1966. He was appointed director and chief executive officer at board meeting of April 29, 2013. The appointment of Javier Marín as a director was ratified by our shareholders at the general meeting of shareholders held on March 28, 2014. He joined the Bank in 1991. After performing various duties within the Group, he was appointed executive vice president of the global private banking division in 2007. He was appointed head of the global private banking and asset management division in 2009 and of the global private banking, asset management and insurance division in 2010.

Fernando de Asúa (first vice chairman of the board of directors, lead director and chairman of the appointments and remuneration committee)

Born in 1932. Former vice chairman of Banco Central Hispanoamericano from 1991 to 1999. He was appointed director in 1999 and first vice chairman in 2004. He is a former chairman of IBM España, S.A. and he is currently the honorary chairman. In addition, he is a non-executive vice chairman of Técnicas Reunidas, S.A.

Matías R. Inciarte (second vice chairman of the board of directors and chairman of the risk committee)

Born in 1948. He joined Banco Santander in 1984 and was appointed executive vice president and chief financial officer in 1986. He was appointed director in 1988 and between 1999 and 2013 he was third vice chairman of the board. In 2013 he was appointed second vice chairman of the board. He is non-executive director of Sanitas, S.A. de Seguros and Financiera Ponferrada, S.A., SICAV and since 2008, president of the Fundación Príncipe de Asturias. Prior to joining Banco Santander, he was minister of the presidency of the Spanish Government from 1981 to 1982.

Guillermo de la Dehesa (third vice chairman of the board of directors and chairman of the audit and compliance committee)

Born in 1941. He was appointed director in 2002. He is a state economist and Bank of Spain’s office manager (on leave). He is an international advisor to Goldman Sachs International, former state secretary of Economy, general secretary of Trade and chief executive officer of Banco Pastor, S.A. He is currently non-executive vice chairman of Amadeus IT Holding, S.A., a non-executive director of Campofrío Food Group, S.A. and of Grupo Empresarial San José, S.A., chairman of the Centre for Economic Policy Research (CEPR) in London, a member of the Group of Thirty in Washington, chairman of the board of trustees of IE Business School and non-executive chairman of Aviva Grupo Corporativo, S.L. and of Aviva Vida y Pensiones, S.A. de Seguros y Reaseguros.

Sheila C. Bair

Born in 1954. She was appointed director at board meeting of January 27, 2014. The appointment of Sheila C. Bair as a director was ratified by our shareholders at the general meeting of shareholders held on March 28, 2014. She is senior advisor and chairman of the Systemic Risk Council at The Pew Charitable Trusts and columnist in Fortune Magazine. She is a former chairman of the Federal Deposit Insurance Corporation (2006-2011), Dean´s Professor of Financial Regulatory Policy for the Isenberg School of Management at the University of Massachusetts-Amherst (2002-2006) and Assistant Secretary for Financial Institutions at the U.S. Department of the Treasury (2001-2002).

Ana P. Botín

Born in 1960. She was appointed director in 1989. She is chief executive officer of Santander UK plc. She joined the Bank after a period at JP Morgan (1981-1988). She has been executive vice president of Banco Santander, S.A. since 1992 and was executive chairwoman of Banesto from 2002 to 2010. She is a member of the International Advisory Board of the New York Stock Exchange and a non-executive director of The Coca-Cola Company.

Javier Botín

Born in 1973. He was appointed director in 2004. He is chairman and chief executive officer of JB Capital Markets, Sociedad de Valores, S.A.

Vittorio Corbo

Born in 1943. He was appointed director in 2011. He is the non-executive chairman of Banco Santander Chile and of Compañía de Seguros SURA Chile, non-executive director of Banco Santander (México), S.A., of CCU, S.A. and of Endesa Chile, and a financial advisor to various international institutions and Chilean businesses. He was previously chairman of the Central Bank of Chile (2003-2007), a professor of Economics at the Pontificia Catholic University of Chile (1981-1984 and 1991-2003) and at Concordia University in Montreal, Canada (1972-1981) and professorial lecturer at Georgetown University, Washington, DC (1985-1991), and held management positions at the World Bank in Washington, D.C. (1984-1991).

Rodrigo Echenique

Born in 1946. He was appointed director in 1988. Former chief executive officer of Banco Santander, S.A. from 1988 to 1994. He is currently also non-executive chairman of NH Hoteles, S.A. and non-executive chairman of Vocento, S.A.

Esther Giménez-Salinas

Born in 1949. She joined the board in 2012. She is a professor of Criminal Law for the ESADE-URL’s Law School. She has been rector of the Ramon Llull University, member of the Supreme Judicial Council, member of the standing committee of the Conference of Rectors of Spanish Universities (CRUE) and an executive vice president of the Center for Legal Studies of the Department of Justice of the Generalitat de Catalunya.

Ángel Jado

Born in 1945. He was appointed director in 2010. Former director of Banco Santander from 1972 to 1999 and former director of Banco Banif, S.A. from 2001 to 2013.

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

Juan R. Inciarte

Born in 1952. He joined the Group in 1985 as director and executive vice president of Banco Santander de Negocios. He is executive vice president since 1989 and between 1991 and 1999 he was director of Banco Santander. In 2008, he was again appointed director. In addition, he is a non-executive vice chairman of Santander UK and a director of Santander Consumer Finance, S.A. and of SAM Investment Holdings Limited.

Isabel Tocino

Born in 1949. She was appointed director in 2007. Former Minister for Environment of the Spanish Government, former chairwoman of the European Affairs and of the Foreign Affairs Committees of Spanish Congress. She is currently an elected member of the Spanish State Council, a professor of the Complutense University of Madrid, a member of the Royal Academy of Doctors and a non-executive director of ENCE Energía y Celulosa, S.A. and Enagás, S.A.

Juan Miguel Villar Mir

Born in 1931. He was appointed director at board meeting of April 29, 2013. The appointment of Juan Miguel Villar Mir as a director was ratified by our shareholders at the general meeting of shareholders held on March 28, 2014. He is chairman of the OHL Group and representative of the latter as vice chairman of Abertis Infraestructuras, S.A., he was Minister for Finance and vice president of the Spanish Government for economic affairs (1975-1976). He has also served as chairman of Electra de Viesgo, Altos Hornos de Vizcaya, Hidro Nitro Española, Empresa Nacional de Celulosa, Empresa Nacional Carbonífera del Sur, Cementos del Cinca, Cementos Portland Aragón and Puerto Sotogrande. Furthermore, he is presently a member of the Royal Academy of Engineering.

José A. Álvarez

Born in 1960. He joined the Bank in 2002. In 2004, he was appointed executive vice president, financial management and investor relations. José A. Alvarez is a director of Santander Consumer Finance, S.A., Santander Consumer Bank AG, Banco Santander (Brazil) SA and Santander Holdings USA. He is also a member of the supervisory board of Bank Zachodni WBK S.A.

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

Jesús Cepeda

Born in 1961. He joined the Bank in 1990, having held positions as head of the management control area and deputy head of the financial accounting and control division prior to being appointed executive vice president and head of the human resources, organization and costs division in 2013.

José Doncel

Born in 1961. He worked for Arthur Andersen and Banco Santander before joining Banesto in 1994, where he served as head of accounting and financial management. In 2013, he joined Banco Santander, where he was appointed executive vice president and head of the internal audit division.

José María Espí

Born in 1944. He joined the Bank in 1985 and, in 1988, was appointed executive vice president, human resources. In 1999 he was appointed executive vice president, risk. He is also chairman of Unión de Crédito Inmobiliario, S.A., E.F.C. and director of UCI, S.A.

José María Fuster

Born in 1958. He joined the Group in 1988. In 2004, he was appointed chief information officer of Grupo Santander. In the same year, he was also named member of the board of Abbey National plc (now, Santander UK plc) and the board of Advisors of IBM Corporation. In 2007, he was appointed executive vice president of technology and operations at Banco Santander. Presently, José María Fuster is also a director of Openbank, S.A.

José Luis G. Alciturri

Born in 1949. He joined the Bank in 1966. Between 2007 and 2013 he was head of the human resources division. At present, he is executive vice president of the Bank.

Enrique G. Candelas

Born in 1953. He joined Banco Santander in 1975 and was appointed senior vice president in 1993. He was appointed executive vice president, Retail Banking Spain (Santander Branch Network) in 1999 and head of Santander Spain in 2013.

José G. Cantera

Born in 1966. He joined the Group in 2003. In 2006, he was appointed Banesto’s chief executive officer. Formerly, he was member of the executive committee of Citigroup EMEA and member of the board of directors of Citigroup Capital Markets Int. Ltd. and Citigroup Capital Markets UK. Former non-executive director of Banesto, in 2012 he was appointed executive vice president of global wholesale banking.

Juan Guitard

Born in 1960. Former general secretary of the board of Banco Santander de Negocios (from 1994 to 1999) and manager of the investment banking department of the Bank (from 1999 to 2000). He rejoined the Bank in 2002, being appointed executive vice president, vice-secretary general of the board. He was head of the internal audit division between 2009 and 2013. In 2013, he was appointed responsible for the risk division.

Remigio Iglesias

Born in 1954. He joined the Group in 1990, having held several positions in commercial banking. He was appointed executive vice president and head of the asset recoveries and restructuring division in 2013.

Jorge Maortua

Born in 1961. Former executive vice president of Banesto between 2001 and 2003. He joined the Bank in 2003 as head of global treasury and was appointed executive vice president, global wholesale banking in 2004.

Luis Moreno

Born in 1964. He joined the Bank in 1989, having held positions as head of products, marketing & electronic banking and head of the marketing & business development area of private banking, asset management and insurance division, prior to being appointed executive vice president in 2013.

José Mª Nus

Born in 1950. He joined Santander UK in 2010 as executive director and chief risk officer. In 2010, he was appointed executive director of Banco Santander and in March 2014, head of strategic planning of the risk division. He has also been executive vice president, risk in Argentaria and Bankinter, and member of the board of directors in Banesto, Banco de Vitoria, Banco de Negocios Argentaria, Banco de Crédito Local and Banco de Alicante. He is currently a member of the board of Societat Catalana d’Economia.

César Ortega

Born in 1954. He joined the Bank in 2000 and was appointed executive vice president, general secretariat in 2006. He is also a non-executive director of Fomento de Construcciones y Contratas, S.A.

Ángel Rivera

Born in 1966. He joined the Bank in 2013 as executive vice president responsible for companies and institutions, within the commercial banking division. Previously, he developed his professional career over 23 years with the Banco Popular Group.

Magda Salarich

Born in 1956. She joined the Bank in 2008 as executive vice president responsible for consumer finance division. Previously, she had held several positions in the automobile industry, including the position of director and executive vice president of Citroën España and head of commerce and marketing for Europe of Citroën Automobiles.

Javier San Félix

Born in 1967. He joined the Group in 2004 as head of strategic planning in the consumer finance division. In 2005 he was appointed director and executive vice president of Santander Consumer Finance in Spain and in 2006 he was appointed chief operating officer of the consumer finance division. Former chief executive officer of Banesto, he was appointed executive vice president of Banco Santander and head of commercial banking division in 2013.

José Tejón

Born in 1951. He joined the Bank in 1989. In 2002, he was appointed executive vice president, financial accounting and control.

José Antonio Villasante

Born in 1946. His entire professional career has been with Banco Santander, which he joined in 1964. He was appointed senior vice president in 1994 and deputy executive vice president in 2006. He is currently executive vice president, head of the universities division.

Juan A. Yanes

Born in 1962. He joined Grupo Santander in 1991 and worked in investment banking, corporate finance, and financial markets until 1999. In 1999, he was appointed as global head of market risk in U.S. and in 2010 executive vice president of the Bank.

Since 2013 he is the chief risk officer in charge of all Santander operations in the U.S. From 2009 to 2013, Juan A. Yanes was the chief corporate officer responsible for the consolidated supervision of all Banco Santander, S.A. activities in the U.S. and was also responsible for compliance and internal control.

Before joining the Group he worked for Citibank in the capital markets area in Venezuela.

Jesús Mª Zabalza

Born in 1958. Former executive vice president of La Caixa (from 1996 to 2002). He joined the Bank in 2002, being appointed executive vice president, America. He is currently chief executive officer of Banco Santander Brazil.

* * * * * *

In addition, following is a summary of the relevant business experience of Román Blanco (U.S., country head from 2013):

Román Blanco

Born in 1964. He joined the Bank in 2004 as director of business development for the America division and was later appointed vice-president of Banco Santander Banespa in Brazil. He was also country head for Santander in Colombia (2007) and in Puerto Rico (2012-2013).

He is chairman and chief executive officer of Santander Bank and Santander Holdings USA. In this role, he manages all the Group’s units in the United States. Before joining Santander, he worked for 13 years with McKinsey & Co., where he became senior partner.

* * * * * *

For a description of arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was appointed, see Item 7 of Part I, “Shareholders and Related Party Transactions—A. Major Shareholders—Shareholders’ agreements” herein.

B. Compensation

Directors’ compensation

Fees Stipulated in the Bylaws

Article 58 of the Bank’s Bylaws approved by the shareholders at their annual general meeting held on June 21, 2008 provided that the annual share in the Bank’s profit that the directors are entitled to receive for discharging their duties as members of the board of directors (annual retainer and attendance fees) will be equal to 1% of the Bank’s net profit for the year. However, the board of directors may resolve to reduce this percentage.

The amount set by the board of directors for 2012, calculated pursuant to the aforementioned Article 58 of the Bylaws, was 0.321% of the Bank’s profit for 2012.

The annual general meeting held on March 22, 2013 approved an amendment to the Bylaws, whereby the remuneration of directors in their capacity as board members now consists of an annual fixed amount determined by the shareholders at the annual general meeting. This amount shall remain in effect unless the shareholders resolve to change it at a general meeting. However, the board of directors may elect to reduce the amount in any years in which it deems such action justified. The remuneration established for 2013 by the annual general meeting was €6 million, with two components: (a) an annual retainer and (b) attendance fees.

The specific amount payable for the above-mentioned items to each of the directors is determined by the board of directors, which takes into consideration the positions held by each director on the board, their attendance of board meetings, their membership on various committees and their attendance of committee meetings.

The total Bylaws-stipulated retainer earned by the directors in 2013 amounted to €4.3 million.

The amounts received individually by each board member in 2013 and 2012 for each position held on the board and for each position held on a board committee are as follows:

Euros
2013-2012
Members of the board of directors	84,954
Members of the executive committee	170,383
Members of the audit and compliance committee	39,551
Members of the appointments and remuneration committee	23,730
First and fourth deputy chairmen(1)	28,477

(1)	In 2013 the total amount of €28,477 was paid to the current third vice chairman and the former fourth vice chairman, in proportion to the time during which each held office in the year.

Furthermore, the directors received fees for attending board and committee meetings but not attending executive committee meetings, because no attendance fees are received for this committee.

By resolution of the board of directors, at the proposal of the appointments and remuneration committee, the fees for attending board and committee meetings (excluding executive committee meetings, for which no attendance fees have been established) have remained unchanged since 2008 and will be maintained at the same level as of January 1, 2014.

•	Board of directors: €2,540 for directors residing in Spain and €2,057 for non-resident directors.

•	Risk committee and audit and compliance committee: €1,650 for directors residing in Spain and €1,335 for non-resident directors.

•	Other committees: €1,270 for directors residing in Spain and €1,028 for non-resident directors.

Salary for executive directors

Executive directors received the following salaries for 2013 and 2012, which were approved by the board at the proposal of the appointments and remuneration committee:

	Thousands of euros
	2013	2012
Emilio Botín	1,344	1,344
Javier Marín (1)	2,000	—
Matías R. Inciarte	1,710	1,710
Ana P. Botín (2)	2,005	2,100
Juan R. Inciarte	987	987
Alfredo Sáenz (3)	—	3,703

Total	8,046	9,844

(1)	Annualized amount of the chief executive officer’s salary. However, the amount actually received in 2013 was €1,600,000, which is the sum of his remuneration as executive vice president of the Bank for the first four months of the year and his remuneration as chief executive officer for the remaining eight.
(2)	The gross annual salary for 2011 was revised in the case of Ana P. Botín to reflect the assumption of new responsibilities as chief executive officer of Santander UK and was established at €2 million which, at the exchange rate published by the Bank of Spain on the business day prior to December 20, 2010 (the date on which the current fixed salary remuneration of the aforementioned executive director was approved by the board of directors), amounted to £1,702 thousand. The euro amounts shown in the above table are the equivalent values calculated by applying the average exchange rates for those years to her remuneration in pounds sterling.
(3)	Retired from the board on April 29, 2013. The gross salary received until that date is shown, together with his other remuneration, on page number 182.

The maximum variable remuneration for executive directors for 2013 and 2012 approved by the board at the proposal of the appointments and remuneration committee was as follows:

	Thousands of euros
	2013	2012
Emilio Botín	1,412	1,412
Javier Marín (1)	2,500	—
Matías R. Inciarte	2,308	2,669
Ana P. Botín (2)	2,212	2,247
Juan R. Inciarte	1,480	1,557
Alfredo Sáenz	—	3,510

Total	9,912	11,395

(1)	Appointed chief executive officer at the board meeting of April 29, 2013.
(2)	Equivalent euro value of the original amount in pounds sterling.

The second and third cycles of the deferred conditional variable remuneration plan were approved in 2012 and 2013 under the same payment terms as the first cycle of the plan (see Note 5.e to our consolidated financial statements), whereby payment of a portion of the variable remuneration for these years is deferred over three years and paid, where appropriate, in three equal portions, 50% in cash and 50% in Santander shares, provided the conditions for entitlement to the remuneration are met. The portion of the variable remuneration that is not deferred (immediate payment) is also paid 50% in cash and 50% in shares.

The amounts shown in the foregoing table reflect the maximum total variable remuneration allocated to the executive directors for each year. These amounts include both the cash-based and share-based variable remuneration (according to the plans agreed in each year) and both the remuneration payable immediately and that which, as the case may be, is payable following a deferral period and deferred.

The following table shows the form of payment of the variable remuneration for 2012 and 2013:

	Thousands of euros
	2013				2012
	Immediate payment in cash (20%)	Immediate payment in shares (20%)	Deferred payment in cash (30%) (1)	Deferred payment in shares (30%) (1)	Immediate payment in cash (20%)	Immediate payment in shares (20%)	Deferred payment in cash (30%) (2)	Deferred payment in shares (30%) (2)

Emilio Botín	282	282	424	424	282	282	424	424
Javier Marín	500	500	750	750	—	—	—	—
Matías R. Inciarte	462	462	692	692	534	534	801	801
Ana P. Botín (3)	442	442	664	664	449	449	674	674
Juan R. Inciarte	296	296	444	444	311	311	467	467
Alfredo Sáenz	—	—	—	—	702	702	1,053	1,053

Total	1,982	1,982	2,974	2,974	2,278	2,278	3,419	3,419

(1)	In 3 years: 2015, 2016 and 2017 subject to continued service, with the exceptions provided for, and the non-applicability of “malus” clauses.
(2)	In 3 years: 2014, 2015 and 2016 subject to continued service, with the exceptions provided for, and the non-applicability of “malus” clauses.
(3)	Equivalent euro value of the original amount in pounds sterling.

The amounts of immediate and deferred payments in shares shown in the table above correspond to the following numbers of shares:

	Number of shares
	2013			2012
	Immediate payment	Deferred payment (1)	Total	Immediate payment	Deferred payment (2)	Total

Emilio Botín	42,287	63,431	105,718	43,952	65,927	109,879
Javier Marín	74,850	112,275	187,125	—	—	—
Matías R. Inciarte	69,092	103,639	172,731	83,059	124,589	207,648
Ana P. Botín	66,241	99,362	165,603	69,916	104,874	174,790
Juan R. Inciarte	44,299	66,448	110,747	48,466	72,699	121,165
Alfredo Sáenz	—	—	—	109,211	163,817	273,028

Total	296,769	445,155	741,924	354,604	531,906	886,510

(1)	In 3 years: 2015, 2016 and 2017 subject to continued service, with the exceptions provided for, and the non-applicability of “malus” clauses.
(2)	In 3 years: 2014, 2015 and 2016 subject to continued service, with the exceptions provided for, and the non-applicability of “malus” clauses.

A breakdown of the remuneration for 2013 by Bank director is provided below. The salaries of the executive directors disclosed in the table below correspond to the maximum amounts for each item approved by the board of directors as period remuneration, irrespective of the actual year of payment and of any amounts paid to the directors under the agreed deferred remuneration scheme. Note 5.e to our consolidated financial statements includes disclosures on the shares delivered as part of the deferred remuneration schemes in place in previous years the conditions for delivery of which were met in the corresponding years.

	Thousands of euros															Change (%)
	2013														2012
	Fees Stipulated in the Bylaws												Other remuneration (b)	Total	Total (c)
	Annual retainer				Attendance fees		Executive director salary remuneration
	Board	Executive committee	Audit and compliance committee	Appointments and remuneration committee	Board	Other fees	Fixed	Variable - immediate payment		Variable - deferred payment (a)
Directors								In cash	In shares	In cash	In shares	Total

Emilio Botín	85	170	—	—	33	5	1,344	282	282	424	424	2,757	1	3,051	3,061	(0.3%)
Javier Marín (1)	57	115	—	—	15	3	1,600	500	500	750	750	4,100	51	4,341	—	—
Fernando de Asúa	113	170	40	24	33	199	—	—	—	—	—	—	—	579	567	2.1%
Matías R. Inciarte	85	170	—	—	30	160	1,710	462	462	692	692	4,018	265	4,729	5,154	(8.2%)
Guillermo de la Dehesa (2)	104	170	27	24	33	36	—	—	—	—	—	—	—	394	320	23.3%
Ana P. Botín	85	170	—	—	25	4	2,005	442	442	664	664	4,217	339	4,840	5,140	(5.8%)
Francisco Javier Botín (3)	85	—	—	—	28	—	—	—	—	—	—	—	—	113	108	4.7%
Lord Burns (Terence) (4)	85	—	—	—	19	—	—	—	—	—	—	—	—	103	106	(1.9%)
Vittorio Corbo	85	—	—	—	21	—	—	—	—	—	—	—	—	106	106	0%
Rodrigo Echenique	85	170	40	24	33	111	—	—	—	—	—	—	30	493	415	18.7%
Esther Giménez-Salinas (5)	85	—	—	—	28	1	—	—	—	—	—	—	—	114	82	39.1%
Ángel Jado	85	—	—	—	30	—	—	—	—	—	—	—	—	115	110	4.6%
Abel Matutes	85	—	40	—	25	19	—	—	—	—	—	—	—	169	169	0%
Juan R. Inciarte	85	—	—	—	33	94	987	296	296	444	444	2,467	151	2,830	2,937	(3.7%)
Isabel Tocino (6)	85	115	—	24	33	175	—	—	—	—	—	—	—	432	257	68.1%
Juan Miguel Villar Mir (7)	56	—	—	—	15	—	—	—	—	—	—	—	—	71	—	—
Alfredo Sáenz (8)	28	56	—	—	18	3	1,234	—	—	—	—	1,234	561	1,899	8,237	(76.9%)
Manuel Soto (8)	37	—	13	8	15	64	—	—	—	—	—	—	—	137	352	(61.2%)
Francisco Luzón (9)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	130	—
Antonio Basagoiti (10)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	115	—
Antonio Escámez (10)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	118	—
Luis Alberto Salazar-Simpson (10)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	44	—

Total 2013	1,415	1,308	158	103	468	874	8,880	1,982	1,982	2,974	2,974	18,792	1,398	24,517	—	(10.9%)

Total 2012	1,464	1,287	168	119	409	900	9,952	2,278	2,278	3,419	3,419	21,347	1,833	—	27,528

(1)	Member of the board and the executive committee since April 29, 2013.
(2)	Member of the audit and compliance committee and third deputy chairman since April 29, 2013.
(3)	Amounts delivered to the Fundación Botin.
(4)	Retired from the board on December 31, 2013.
(5)	Board member since March 30, 2012 and member of the international committee since November 26, 2013.
(6)	Member of the risk committee since March 30, 2012 and of the executive committee since April 29, 2013.
(7)	Board member since May 7, 2013.
(8)	Retired from the board on April 29, 2013.
(9)	Retired from the board on January 23, 2012.
(10)	Retired from the board on March 30, 2012.
(a)	Maximum deferred variable remuneration for the period approved by the board of directors, at the related meetings, for each of the directors.
(b)	Includes, inter alia, the life and medical insurance costs borne by the Group relating to Bank directors.
(c)	Includes the corresponding deferred variable remuneration.

Compensation for service on other boards as representatives of the Bank

By resolution of the executive committee, all the remuneration received by the Bank’s directors who represent the Bank on the boards of directors of listed companies in which the Bank has a stake and are paid by those companies as well as remuneration relating to appointments made after March 18, 2002, accrues to the Group. In 2013 and 2012 the Bank’s directors did not receive any remuneration for such representative duties.

Three directors of the Bank received a total of €1,184 thousand in 2013 as members of the boards of directors of Group companies (2012: €1,317 thousand), the detail being as follows: Lord Burns received €736 thousand as non-executive chairman of the board of directors of Santander UK Plc.; Matías R. Inciarte received €42 thousand as non-executive director of U.C.I., S.A., and Vittorio Corbo received €406 thousand, of which he received €104 thousand as non-executive director of Banco Santander Chile, €284 thousand for advisory services provided to that entity and €18 thousand as non-executive director of Grupo Financiero Santander México, S.A.B. de C.V.

Pension commitments, other insurance and other items of directors

In 2012, within the framework of the measures implemented by the Group in order to mitigate the risks arising from the defined-benefit pension obligations payable to certain employees, which led to an agreement with the workers’ representatives to convert the defined-benefit obligations existing under the collective agreement into defined-contribution plans (see Note 25 to our consolidated financial statements), the contracts of the executive directors and the other members of the Bank’s senior management (the senior executives) which provided for defined-benefit pension obligations were amended to convert these obligations into a defined-contribution employee welfare system, which was externalized to Santander Seguros y Reaseguros, Compañía Aseguradora, S.A. The new system grants the executive directors the right to receive a pension benefit upon retirement, regardless of whether or not they are in the Bank’s employ on that date, based on the contributions made to the aforementioned system, and replaced the right to receive a pension supplement which had previously been payable to them upon retirement. The new system expressly excludes any obligation of the Bank to the executive directors other than the conversion of the previous system into the new employee welfare system, which took place in 2012, and, as the case may be, the annual contributions to be made as described below5. In the event of pre-retirement, the executive directors who have not exercised the option to receive their pensions in the form of a lump sum are entitled to receive an annual retainer until the date of retirement.

The initial balance for each executive director in the new defined-contribution welfare system was that corresponding to the market value of the assets in which the provisions for the respective accrued obligations had been invested, at the date on which the former pension obligations were converted into the new welfare system6.

Following the aforementioned amendment, from 2013 onwards the Bank makes annual contributions to the employee welfare system for the benefit of the executive directors and senior executives, in proportion to their respective pensionable bases, until they leave the Group, or until their retirement from the Group, death or disability (including, as the case may be, during the pre-retirement period). No contributions are made for the executive directors and senior executives who, prior to the conversion of the defined-benefit pension obligations into the current defined-contribution employee welfare system, had exercised the option to receive their pension rights in a lump sum.

The terms of the employee welfare system regulate the impact of the deferral of the computable variable remuneration on the benefit payments covered by the system upon retirement and, as the case may be, the withholding tax on shares arising from such remuneration.

In 2013, as a result of his appointment as chief executive officer, changes were introduced to the contract of Javier Marín with respect to the pension obligations stipulated in his senior management contract. The annual contribution to the employee welfare system is now calculated as 80% of the sum of: (i) fixed annual remuneration; and (ii) 30% of the arithmetic mean of the last three gross amounts of variable remuneration. Also, the pensionable base in relation to the death and permanent disability scheme provided for in his senior management contract is now 100% of fixed annual remuneration. Under his senior management contract, which is currently suspended, the annual contribution is 55% of his fixed remuneration, and the pensionable base in the event of death or disability is 80% of his fixed remuneration.

[5]	As provided for in the contracts of the executive directors and members of senior management prior to their modification, Emilio Botín and Matías R. Inciarte had exercised the option to receive the accrued pensions -or amounts similar thereto- in the form of a lump sum (i.e. in a single payment), which meant that no further pension benefit would accrue to them from that time, and the lump sum to be received, which would be updated at the agreed-upon interest rate, was fixed.
[6]	In the case of Emilio Botín and Matías R. Inciarte, the initial balance corresponded to the amounts that were set when, as described above, they exercised the option to receive a lump sum, and includes the interest accrued on these amounts from that date.

Following is a detail of the balances relating to each of the current executive directors under the new welfare system at December 31, 2013 and of the initial balances that corresponded to them in 2012 on the conversion of their obligations:

	Thousands of euros
	2013		2012

Emilio Botín	25,864		25,566
Javier Marín	4,346	(1)	—
Matías R. Inciarte	46,058		45,524
Ana P. Botín	37,202	(2)	34,941
Juan R. Inciarte	13,410		12,824
Alfredo Sáenz (3)	—		88,174

	126,880		207,029

(1)	Includes both his rights under the welfare system described above and those to which he is entitled, for the period prior to his appointment as chief executive officer, under the executive pension scheme of which he became an inactive participant on his appointment.
(2)	Includes the amounts relating to the period of provision of services at Banesto, externalized with another insurance company.
(3)	In April 2013, upon his retirement, Alfredo Sáenz requested payment of the pensions to which he was entitled in a lump sum (€88.5 million gross). For such purpose, his pension rights were settled, in accordance with the applicable contractual and legal terms, through: i) the payment in cash of €38.2 million relating to the net amount of the pension calculated taking into account the fixed remuneration, and €12.2 million relating to the net amount of the pension calculated taking into account the accrued variable remuneration at the retirement date, and ii) the investment by Alfredo Sáenz of those €12.2 million in Santander shares (2,216,082 shares), which were deposited at the Bank on a restricted basis until April 29, 2018.

The Group also has pension obligations to other directors amounting to €18 million (December 31, 2012: €18 million). The payments made in 2013 to the members of the board entitled to post-employment benefits amounted to €1.2 million (2012: €1.6 million).

Lastly, the contracts of the executive directors who had not exercised the option referred to above prior to the conversion of the defined-benefit pension obligations into the current welfare system include a supplementary welfare regime for the contingency of death (surviving spouse and child benefits) and permanent disability of serving directors.

The provisions recognized in 2013 and 2012 for retirement pensions and supplementary benefits (surviving spouse and child benefits, and permanent disability) were as follows:

	Thousands of euros
	2013	2012

Emilio Botín	—	—
Javier Marín	2,006	—
Matías R. Inciarte	—	—
Ana P. Botín	1,443	2,078
Juan R. Inciarte	609	78
Alfredo Sáenz	—	—

	4,058	2,166

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

	Insured sum (Thousands of euros)
	2013	2012

Emilio Botín	—	—
Javier Marín	2,400	—
Matías R. Inciarte	5,131	5,131
Ana P. Botín	6,000	6,000
Juan R. Inciarte	2,961	2,961
Alfredo Sáenz	—	11,108

	16,492	25,200

Additionally, other directors have life insurance policies the cost of which is borne by the Group, the related insured sum being €1.4 million at December 31, 2013 (2012: €1.4 million).

Share-based payments to executive directors

Following is a description of the various share delivery plans instrumenting the directors’ share-based deferred variable remuneration. For more information on these plans see Note 47 to our consolidated financial statements:

i) Performance share plan

This plan involves successive three-year cycles of share deliveries to the beneficiaries, as part of their variable remuneration for the year in which each cycle begins, so that each year one cycle will begin and, from 2009 onwards, another cycle will also end. Following the changes implemented in 2011 to the remuneration policy for the executive directors, the latter ceased to be beneficiaries of the cycle approved in 2011.

The table below shows the maximum number of rights granted to each executive director in each cycle and the number of shares received in 2012 and 2013 under the I12 and I13 incentive plans (Plans I12 and I13), respectively. As established in these plans, the number of shares received was determined by the degree of achievement of the targets to which each plan was tied. Plan I12 fell short of the maximum number and Plan I13 fell short of the minimum number.

	Rights at January 1, 2012	Shares delivered in 2012 (number)		Rights cancelled in 2012 (number)	Rights at December 31, 2012	Shares delivered in 2013 (number)	Rights cancelled in 2013 (number)	Rights at December 31, 2013	Grant date	Share delivery deadline
Plan I12:
Emilio Botín	82,941	24,882		(58,059)	—	—	—	—	06/19/09	07/31/12
Alfredo Sáenz	228,445	68,534		(159,911)	—	—	—	—	06/19/09	07/31/12
Matías R. Inciarte	105,520	31,656		(73,864)	—	—	—	—	06/19/09	07/31/12
Ana P. Botín (1)	56,447	16,934	(2)	(39,513)	—	—	—	—	06/19/09	07/31/12
Francisco Luzón (3)	92,862	—		(92,862)	—	—	—	—	06/19/09	07/31/12
Juan R. Inciarte	60,904	18,271		(42,633)	—	—	—	—	06/19/09	07/31/12

	627,119	160,277		(466,842)	—	—	—	—

Plan I13
Emilio Botín	82,941	—		—	82,941	—	(82,941)	—	06/11/10	07/31/13
Alfredo Sáenz (4)	228,445	—		—	228,445	—	(228,445)	—	06/11/10	07/31/13
Matías R. Inciarte	105,520	—		—	105,520	—	(105,520)	—	06/11/10	07/31/13
Ana P. Botín (1)	56,447	—		—	56,447	—	(56,447)	—	06/11/10	07/31/13
Francisco Luzón (3)	92,862	—		(92,862)	—	—	—	—	06/11/10	07/31/13
Juan R. Inciarte	60,904	—		—	60,904	—	(60,904)	—	06/11/10	07/31/13

	627,119	—		(92,862)	534,257	—	(534,257)	—

(1)	Without prejudice to the Banesto shares corresponding to Ana P. Botín by virtue of the various Banesto Share-Based Incentive Plans approved by the shareholders at the general meeting of Banesto (a maximum of 32,358 Banesto shares relating to her participation in the Banesto Share-Based Incentive Plan expiring in 2013).
(2)	In 2012 Ana P. Botín received a further 14,022 Banesto shares relating to her participation in the Banesto Share-Based Incentive Plan approved by the shareholders at the annual general meeting of Banesto held on February 24, 2010.
(3)	Following his resignation on January 23, 2012, Francisco Luzón lost his entitlement arising from his participation in these plans since he did not meet all the conditions stipulated for the shares to be received.
(4)	Following his resignation on April 29, 2013, Alfredo Sáenz lost his entitlement arising from his participation in these plans since he did not meet all the conditions stipulated for the shares to be received.

ii) Obligatory investment share plan

Pursuant to the obligatory investment share plan (see Note 47 to our consolidated financial statements), and also as part of the deferred share-based variable remuneration for each period, the current executive directors acquired, prior to February 28, 2009 and February 28, 2010, the number of Bank shares shown in the table below, corresponding to the second and third cycles of this plan. Executive directors who hold the shares acquired through the obligatory investment and remain in the Group’s employ for three years from the date on which the obligatory investment is made are entitled to receive the same number of Bank shares as that composing their initial obligatory investment.

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

	Maximum number of shares to be delivered (3)
	3rd cycle 2010-2012	2nd cycle 2009-2011

Emilio Botín	20,515	19,968
Javier Marín (1)	11,092	—
Matías R. Inciarte	25,849	25,159
Ana P. Botín (2)	18,446	16,956
Juan R. Inciarte	15,142	14,738

	91,044	76,821

(1)	Board member since April 29, 2013.
(2)	The maximum number of shares corresponding to Ana P. Botín for the 2009-2011 and 2010-2012 cycles as beneficiary of this plan is in line with the resolution adopted by the shareholders at the annual general meeting of Banco Santander held on June 21, 2008 and by the shareholders at the annual general meeting of Banesto held on February 24, 2010.
(3)	In addition, Alfredo Sáenz received 49,000 and 47,697 shares as a result of his participation in the third and second cycles of the aforementioned plan.

Since the conditions to retain the aforementioned shares and the additional requirement to stay in the Group for three years had been complied with, in February 2012 and 2013, as approved by the board, at the proposal of the appointments and remuneration committee, the gross number of shares detailed above relating to the second and third cycles accrued to the executive directors. This number is equal to the number of shares initially acquired by them.

iii) Deferred conditional delivery share plan

The 2010 variable remuneration of the executive directors and Group executives or employees whose variable remuneration or annual bonus for 2010 exceeded, in general, €300,000 (gross) was approved by the board of directors through the instrumentation of the first cycle of the deferred conditional delivery share plan, whereby a portion of the aforementioned variable remuneration or bonus is being deferred over a period of three years for it to be paid, where appropriate, in Santander shares. Application of this cycle, insofar as it entails the delivery of shares to the plan beneficiaries, was authorized by the annual general meeting held on June 11, 2010.

In addition to the requirement that the beneficiary remain in the Group’s employ, with the exceptions included in the plan regulations, the accrual of the share-based deferred remuneration is conditional upon none of the following circumstances existing, in the opinion of the board of directors, during the period prior to each of the deliveries: (i) poor financial performance of the Group; (ii) breach by the beneficiary of internal regulations, including, in particular, those relating to risks; (iii) material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in economic capital and the qualitative assessment of risk.

The share-based bonus will be deferred over three years and will be paid, where appropriate, in three instalments after the first year.

The number of shares allocated to the executive directors for deferral purposes, the shares delivered in 2012 (first third), in 2013 (second third) and the shares that were approved by the board for delivery in February 2014 (third third), once the conditions for receiving them have been met, are as follows:

	Number of shares deferred on bonus for 2010 (2)	Number of shares delivered in 2012 (1st third) (2)	Number of shares delivered in 2013 (2nd third) (2)	Number of shares to be delivered in 2014 (3rd third) (2)

Emilio Botín	94,345	31,448	31,448	31,448
Javier Marín	37,749	12,583	12,583	12,583
Matías R. Inciarte	135,188	45,063	45,063	45,063
Ana P. Botín (1)	91,187	30,395	30,395	19,240
Juan R. Inciarte	61,386	20,462	20,462	20,462

(1)	Shares of Banesto, as authorized by the shareholders of that bank at the annual general meeting of February 23, 2011. On February 12, 2014, following the merger of Banesto with the Bank, Ana P. Botín received 19,240 shares of the Bank, equivalent to the 30,395 shares of Banesto authorized by the annual general meeting.
(2)	On January 23, 2012, Francisco Luzón took pre-retirement and resigned from his positions as director and head of the Americas division. In accordance with the plan regulations, Francisco Luzón received 51,660 shares in February 2014. Also, in both 2012 and 2013 he received 51,660 shares relating to the number of shares to which he was entitled as a result of the accrual of the first and second thirds of the deferred portion of his 2010 bonus.

Furthermore, Alfredo Sáenz ceased to discharge his duties as director on April 29, 2013. In accordance with the plan regulations, Alfredo Sáenz received 104,150 shares in February 2014. Also, in both 2012 and 2013 he received 104,150 shares relating to the number of shares to which he was entitled as a result of the accrual of the first and second thirds of the deferred portion of his 2010 bonus.

iv) Deferred conditional variable remuneration plan

The bonuses for 2011, 2012 and 2013 of the executive directors and certain executives (including senior management) and employees who assume risks, perform control functions or receive an overall remuneration placing them on the same remuneration level as senior executives and employees who assume risks (all of whom are referred to as identified staff, in accordance with the Guidelines on Remuneration Policies and Practices approved by the Committee of European Banking Supervisors on December 10, 2010) were approved by the board of directors and instrumented, respectively, through the first, second and third cycles of the deferred conditional variable remuneration plan. Application of theses cycles, insofar as they entail the delivery of shares to the plan beneficiaries, was authorized, respectively, by the annual general meetings held on June 17, 2011, March 30, 2012 and March 22, 2013.

The purpose of these plans is to defer a portion of the variable remuneration or bonus of the beneficiaries over a period of three years to be paid, where appropriate, in cash and in Santander shares; the other portion of the variable remuneration is also to be paid in cash and Santander shares, upon commencement of the cycles, in accordance with the rules set forth below.

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

The payment of the deferred percentage of the bonus applicable in each case will be deferred over a period of three years and will be paid in thirds, within fifteen days following the anniversaries of the initial date (that on which the immediate payment percentage is paid) in 2013, 2014 and 2015 for the deferred remuneration of 2011; in 2014, 2015 and 2016 for the deferred remuneration of 2012; and in 2015, 2016 and 2017 for the deferred remuneration of 2013, 50% being paid in cash and 50% in shares, provided that the conditions indicated below are met.

In addition to the requirement that the beneficiary remain in the Group’s employ, with the exceptions included in the plan regulations, the accrual of the deferred remuneration is conditional upon none of the following circumstances existing (in the opinion of the board of directors and following a proposal of the appointments and remuneration committee) during the period prior to each of the deliveries: (i) poor financial performance of the Group; (ii) breach by the beneficiary of internal regulations, including, in particular, those relating to risks; (iii) material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in the Group’s economic capital or risk profile.

Upon delivery, the beneficiaries will be paid an amount in cash equal to the dividends paid on the amount deferred in shares and the interest on the amount deferred in cash. If the Santander Dividendo Elección scrip dividend scheme is applied, they will be paid the price offered by the Bank for the bonus share rights relating to those shares.

The maximum number of shares to be delivered is calculated taking into account the volume-weighted average prices for the 15 trading sessions prior to the date on which the board of directors approves the bonus for the Bank’s executive directors for each year.

The table below shows the number of Santander shares assigned, as variable remuneration for 2011, 2012 and 2013, to each executive director, and the gross shares delivered to them in 2012 and 2013, by way of either immediate payment or deferred payment, in the latter case once the board had determined, at the proposal of the appointments and remuneration committee, that the third relating to each plan had accrued:

Share-based variable remuneration	Maximum number of shares to be delivered at January 1, 2012	Shares delivered in 2012 (immediate payment of 2011 variable remuneration)	2012 variable remuneration (maximum number of shares to be delivered)	Maximum number of shares to be delivered at December 31, 2012	Shares delivered in 2013 (immediate payment of 2012 variable remuneration)	Shares delivered in 2013 (deferred payment of 2011 variable remuneration)	2013 variable remuneration (maximum number of shares to be delivered)	Maximum number of shares to be delivered at December 31, 2013
Variable remuneration (2011)
Emilio Botín	248,879	(99,552)	—	149,327	—	(49,776)	—	99,551
Javier Marín	155,764	(77,882)	—	77,882	—	(25,961)	—	51,921
Matías R. Inciarte	314,390	(125,756)	—	188,634	—	(62,878)	—	125,756
Ana P. Botín	235,004	(94,002)	—	141,002	—	(47,001)	—	94,001
Juan R. Inciarte	183,450	(73,380)	—	110,070	—	(36,690)	—	73,380
Francisco Luzón (1)	327,490	(130,996)	—	196,494	—	(65,498)	—	130,996
Alfredo Sáenz (2)	618,415	(247,366)	—	371,049	—	(123,683)	—	247,366

	2,083,392	(848,934)	—	1,234,458	—	(411,487)	—	822,971

Variable remuneration (2012)
Emilio Botín	—	—	109,879	109,879	(43,952)	—	—	65,927
Javier Marín	—	—	116,908	116,908	(58,454)	—	—	58,454
Matías R. Inciarte	—	—	207,648	207,648	(83,059)	—	—	124,589
Ana P. Botín	—	—	174,790	174,790	(69,916)	—	—	104,874
Juan R. Inciarte	—	—	121,165	121,165	(48,466)	—	—	72,699
Alfredo Sáenz (2)	—	—	273,028	273,028	(109,211)	—	—	163,817

	—	—	1,003,418	1,003,418	(413,058)	—	—	590,360

Variable remuneration (2013)
Emilio Botín	—	—	—	—	—	—	105,718	105,718
Javier Marín	—	—	—	—	—	—	187,125	187,125
Matías R. Inciarte	—	—	—	—	—	—	172,731	172,731
Ana P. Botín	—	—	—	—	—	—	165,603	165,603
Juan R. Inciarte	—	—	—	—	—	—	110,747	110,747

	—	—	—	—	—	—	741,924	741,924

(1)	On January 23, 2012, Francisco Luzón took pre-retirement and resigned from his positions as director and head of the Americas division. In relation to his 2011 variable remuneration to be received in cash and in Santander shares, the board resolved, at the appointments and remuneration committee’s proposal, to deliver him €743 thousand and 130,996 shares as an immediate payment. The deferred amounts in cash and in shares relating to the first and second third were paid in February 2013 and February 2014, respectively. The rest will be paid, if appropriate, on the dates and under the conditions approved by the board, subject to compliance with the requirements set forth in the related resolution of the general meeting and the plan’s regulations, as well as all other terms set forth therein (€371 thousand and 65,498 shares of the Bank in 2015). Upon each delivery of shares and, therefore, subject to the same requirements, he will be paid an amount in cash equal to the dividends paid on those shares and, if the Santander Dividendo Elección scrip dividend scheme is applied, the price offered by the Bank for the bonus share rights relating to the aforementioned shares, as well as the interest accrued on the amount deferred in cash.
(2)	Alfredo Sáenz ceased to discharge his duties as director on April 29, 2013. The deferred amounts, in cash (one gross payment of €702 thousand, relating to the deferred variable remuneration for 2011, and two of €351 thousand each, relating to the deferred variable remuneration for 2012) and in shares (one delivery of 123,683 shares of the Bank, relating to the deferred variable remuneration for 2011, and two of 54,606 shares of the Bank, relating to the deferred variable remuneration for 2012), relating to the deferred variable remuneration for 2011 and 2012, will be paid to him on the corresponding maturity dates, together with the remuneration relating to the shares (dividends and amounts offered for the bonus share rights if the Santander Dividendo Elección scrip dividend scheme is applied) and the interest accrued on the cash amounts, subject to compliance with the requirements set forth in the related resolutions of the general meetings and the plans’ regulations, as well as all other terms set forth therein.

Furthermore, the table below shows the cash delivered in 2012 and 2013, by way of either immediate payment or deferred payment, in the latter case once the board had determined, at the proposal of the appointments and remuneration committee, that the third relating to each plan had accrued:

	Thousands of euros
	2013				2012
	Cash paid (immediate payment of 2012 variable remuneration)		Cash paid (1st third deferred payment of 2011 variable remuneration)		Cash paid (immediate payment of 2011 variable remuneration)
Emilio Botín	282		282		565
Javier Marín	376		147		442
Matías R. Inciarte	534		357		714
Ana P. Botín	449	(1)	286	(1)	534	(1)
Juan R. Inciarte	311		208		416
Francisco Luzón	—		371		743
Alfredo Sáenz	702		702		1,404

	2,654		2,353		4,818

(1)	Equivalent euro value of the original amount in pounds sterling.

Compensation for the senior management who are not also executive directors on our board

Following is a detail of the maximum remuneration approved for the Bank’s executive vice presidents (*) in 2013 and 2012:

	Number of managers (1)	Thousands of euros
		Salaries						Other remuneration (3)	Total
		Fixed	Variable - Immediate payment		Variable -Deferred payment (2)		Total
			In cash	In shares	In cash	In shares
2013	28	26,040	9,521	9,521	9,588	9,588	64,257	8,416	72,673
2012	24	24,580	10,689	10,689	10,769	10,769	67,495	6,615	74,111

(*)	Excluding executive directors’ remuneration, which is detailed above.
(1)	At some point in the year they occupied the position of executive vice president. The amounts reflect the remuneration for the full year regardless of the number of months in which the position of executive vice president was occupied.
(2)	The shareholders at the annual general meetings of March 30, 2012 and March 22, 2013 approved the second and third cycles of the deferred conditional variable remuneration plan, whereby payment of a portion of the variable remuneration for 2012 and 2013 will be deferred over three years for it to be paid, where appropriate, in three equal portions, 50% in cash and 50% in Santander shares, provided that the conditions for entitlement to the remuneration are met. The amount of the immediate payment in shares for 2013 relates to 1,331,781 Santander shares and 165,100 Banco Santander Brasil shares (2012: 1,653,565 Santander shares and 61,328 Banco Santander Brasil shares). The shares relating to the amount of the deferred payment in shares are shown in the table below.
(3)	Includes other remuneration items, such as life insurance premiums amounting to €1,499 thousand (2012: €1,355 thousand).

Following is a detail of the maximum number of Santander shares that the Bank’s executive vice presidents (excluding executive directors) were entitled to receive at December 31, 2013 and 2012 relating to the deferred portion under the various plans then in force (see Note 47 to our consolidated financial statements):

Maximum number of shares to be delivered	31/12/13		31/12/12

Plan I13	—		1,463,987	(1)
Third cycle - obligatory investment plan	—		286,317
Deferred conditional delivery plan (2010)	482,495		980,780	(2)
Deferred conditional variable remuneration plan (2011)	1,480,251	(5)	2,076,477	(3)
Deferred conditional variable remuneration plan (2012)	1,660,832	(5)	1,622,485	(4)
Deferred conditional variable remuneration plan (2013)	1,341,718	(6)	—

(1)	In addition, they were entitled to a maximum of 114,160 Banesto shares at December 31, 2012.
(2)	In addition, they were entitled to a maximum of 14,705 Banesto shares at December 31, 2012.

(3)	In addition, they were entitled to a maximum of 123,973 Banesto shares and 79,696 Santander Brasil shares at December 31, 2012.
(4)	In addition, they were entitled to a maximum of 61,328 Santander Brasil shares at 31 December 2012 and a maximum of 344,070 options on Santander Brasil shares at December 31, 2012 under the share option plan approved in 2011, the exercise of which, subject to the plan’s terms and conditions, may commence in July 2014.
(5)	For the executives who joined from Banesto, the Banesto shares were converted into Santander shares at €0.633 per share.
(6)	In addition, they were entitled to a maximum of 165,000 Santander Brasil shares at December 31, 2013 and to a maximum of 844,070 options on Santander Brasil shares (344,070 under the share option plan approved in 2011, the exercise of which, subject to the plan’s terms and conditions, may commence in July 2014, plus 500,000 under the share option plan approved in 2013, the exercise of which, subject to the plan’s terms and conditions, may commence in July 2016).

In 2013 and 2012, since the conditions established in the corresponding deferred share-based remuneration schemes for prior years had been met, in addition to the payment of the related cash amounts, the following number of Santander shares was delivered to the executive vice presidents:

Number of shares delivered	2013		2012

Plan I12	—		439,195	(1)
Second cycle - obligatory investment plan	—		442,319
Third cycle - obligatory investment plan	275,325		—
Deferred conditional delivery plan (2010)	482,494	(3)	490,388	(2)
Deferred conditional variable remuneration plan (2011)	708,375	(4)	—
	—

(1)	In addition, 49,469 Banesto shares were delivered.
(2)	In addition, 14,705 Banesto shares were delivered.
(3)	In addition, 14,705 Banesto shares were delivered.
(4)	In addition, 50,159 Banesto shares were delivered.

As indicated in Note 5.c to our consolidated financial statements, in 2012 the contracts of the members of the Bank’s senior management which provided for defined-benefit pension obligations were amended to convert these obligations into a defined-contribution employee welfare system, which was externalized to Santander Seguros y Reaseguros Compañía Aseguradora, S.A. The new system grants the senior executives the right to receive a pension benefit upon retirement, regardless of whether or not they are in the Bank’s employ on that date, based on the contributions made to the aforementioned system, and replaces the right to receive a pension supplement which had previously been payable to them upon retirement. The new system expressly excludes any obligation of the Bank to the executives other than the conversion of the previous system into the new employee welfare system, which took place in 2012, and, as the case may be, the annual contributions to be made. In the event of pre-retirement, the senior executives who have not exercised the option described in Note 5.c to our consolidated financial statements are entitled to an annual retainer until the date of retirement.

The senior executives’ beginning balance under the new employee welfare system amounted to €287 million. This balance reflects the market value, at the date of conversion of the former pension obligations into the new employee welfare system, of the assets in which the provisions for the respective accrued obligations had been invested. The balance at December 31, 2013 amounted to €312 million.

The contracts of the senior executives who had not exercised the option referred to in Note 5.c to our consolidated financial statements prior to the conversion of the defined-benefit pension obligations into the current welfare system include a supplementary welfare regime for the contingencies of death (surviving spouse and child benefits) and permanent disability of serving executives.

Additionally, the total sum insured under life and accident insurance policies relating to this group of employees amounted to €92 million at December 31, 2013 (December 31, 2012: €73 million).

Lastly, settlements of €10.7 million took place in 2012. The net charge to the consolidated income statement amounted to €19.7 million in 2013 (2012: €17.5 million).

C. Board practices

Date of expiration of the current term of office of the directors and the period during which the directors have served in that office:

The period during which the directors have served in their office is shown in the table under Section A of this Item 6.

The date of expiration of the current term of office is shown in the table below:

Name	Date of expiration (1)
Emilio Botín	1st half 2015
Javier Marín	1st half 2016
Fernando de Asúa	1st half 2016
Matías R. Inciarte	1st half 2015
Guillermo de la Dehesa	1st half 2015
Sheila C. Bair	1st half 2016
Ana P. Botín	1st half 2017
Javier Botín	1st half 2016
Vittorio Corbo	1st half 2017
Rodrigo Echenique	1st half 2017
Esther Giménez-Salinas	1st half 2017
Ángel Jado	1st half 2016
Abel Matutes	1st half 2015
Juan R. Inciarte	1st half 2015
Isabel Tocino	1st half 2016
Juan Miguel Villar Mir	1st half 2015

(1)	Pursuant to the provisions of our Bylaws, one-third of the board will be renewed every year, based on length of service and according to the date and order of their respective appointments.

At the annual general meeting held on March 28, 2014, our shareholders passed the following resolutions:

•	To ratify the appointment of Javier Marín as a director, which appointment was approved by the board of directors at its meeting of April 29, 2013, and to re-elect him for a term of three years.

•	To ratify the appointment of Juan Miguel Villar Mir as a director, which appointment was approved by the board of directors at its meeting of April 29, 2013.

•	To ratify the appointment of Sheila C. Bair as a director, which appointment was approved by the board of directors at its meeting of January 27, 2014, and to re-elect her for a term of three years.

•	To re-elect for a term of three years the following directors: Ana P. Botín, Rodrigo Echenique, Esther Giménez-Salinas and Vittorio Corbo.

The basic terms and conditions of the contracts of the executive directors, besides those relating to the remuneration thereof, are the following:

a) Exclusivity and non-competition

Executive directors may not enter into contracts for services with other companies or entities except where expressly authorized by the board of directors. In all cases, a duty of non-competition is established with respect to companies and activities similar in nature to those of the Bank and its consolidated Group.

Likewise, the contracts of the executive directors provide for certain prohibitions against competition and the taking of clients, employees and suppliers that may be enforced for 2 years after the termination thereof.

b) Code of conduct

There is an obligation to strictly observe the provisions of the Group’s General Code and of the Code of Conduct in the Securities Markets, specifically with respect to rules of confidentiality, professional ethics and conflicts of interest.

c) Pre-retirement and retirement

The following executive directors shall have the right to pre-retirement in the event of separation other than voluntarily or due to a breach of their duties, in which case they shall have the rights described below:

•	Javier Marín will have the right to an annual allotment that at December 31, 2013 would be 800 thousand euros annually. Alternatively, he may choose to retake his position as executive vice president of the Bank.

•	Ana P. Botín will have the right to an annual allotment that at December 31, 2013 would be 2,692 thousand euros annually (2,645 thousand euros annually at December 31, 2012).

•	Juan R. Inciarte would have the right to an annual allotment that at December 31, 2013 would be 987 thousand euros annually (987 thousand euros annually at December 31, 2012).

If Javier Marín, Ana P. Botín or Juan R. Inciarte enter into pre-retirement, they have the right to receive the annual allotments in the form of an annuity or a lump sum, i.e., in one single payment, in full but not in part.

For their part, the other executive directors may at any time enter into retirement and therefore claim the benefits corresponding thereto from the insurer with which the benefit system is outsourced as described in section —Pension commitments, other insurance and other items of directors— above, without any obligation on the part of the Bank in such circumstances.

d) Termination

Contracts are for an indefinite term. Termination of the employment relationship due to breach of an executive director’s obligations or by decision of the director shall not entitle the director to any financial compensation. In case of termination of the contract by the Bank for any reason, the directors will only have the right to legal severance to which they are legally entitled.

e) Insurance

The Group has obtained life insurance in favor of the Bank’s directors, who shall have the right to receive the insurance in the event of a declaration of disability, or whose heirs shall have such right in case of death. The premiums paid by the Group are included in the Other remuneration column of the table shown in Note 5.a.iii to our consolidated financial statements. The following table also provides information regarding insured lump sums for the Bank’s executive directors:

	Insured sum (Thousands of euros)
	2013	2012	Var. (%)
Emilio Botín	—	—	—
Javier Marín	2,400	—	—
Matías R. Inciarte	5,131	5,131	0.00%
Ana P. Botín	6,000	6,000	0.00%
Juan R. Inciarte	2,961	2,961	0.00%
Alfredo Sáenz	—	11,108	—

	16,492	25,200	-35%

f) Confidentiality and return of documents

A strict duty of confidentiality is established during the relationship and following termination thereof, pursuant to which executive directors must return to the Bank the documents and items related to their activities that are in their possession.

g) Other terms and conditions

The advance notice periods contained in the contracts with the executive directors are as follows:

Advance notice period	Date of current contract (month/day/year)	By decision of the Bank (months)		By decision of the director (months)
Emilio Botín	12/26/2012	(*	)	(*	)
Javier Marín	10/22/2013	(*	)	(*	)
Matías R. Inciarte	12/26/2012	4		4
Ana P. Botín	12/26/2012	4		4
Juan R. Inciarte	12/26/2012	4		4

(*)	There is no contractual provision in this regard. In the other cases, payment clauses in place of pre-notice periods are not contemplated.

Audit and compliance committee and appointments and remuneration committee

An audit and compliance committee as well as an appointments and remuneration committee operate as part of the board of directors. The audit and compliance committee consists exclusively of 3 external directors (all of whom are independent in accordance with the principles set forth in Article 6.2(c) of the Rules and Regulations of the Board) and in Rule 10A-3 under the Exchange Act. The appointments and remuneration committee consists exclusively of 4 external directors (3 are independent in accordance with the Rules and Regulations of the Board and one, in the opinion of the board, is neither proprietary nor independent). The independence standards set forth in the Rules and Regulations of the Board may not necessarily be consistent with, or as stringent as, the director independence standards established by the NYSE.

The audit and compliance committee

The audit and compliance committee was created to provide support and specialization for the tasks of controlling and reviewing the Bank’s accounts and compliance function. Its mission, which has been defined and approved by the Board, is established in our Bylaws and in the Rules and Regulations of the Board.

The Rules and Regulations of the Board provide that only non-executive directors can be members of this committee with independent directors (as defined in the Rules and Regulations of the Board) having a majority representation. Nevertheless, we have determined that all of the members of our audit and compliance committee meet the independence criteria for foreign private issuers set forth in Rule 10A-3 under the Exchange Act. The committee’s chairman must always be an independent director (as defined in the Rules and Regulations of the Board) and someone who has the necessary knowledge and experience in matters of accounting, auditing or risk management. Currently, the chairman of the audit and compliance committee is Guillermo de la Dehesa, the third vice chairman of the board of directors, who our board of directors has determined is an “Audit Committee Financial Expert” in accordance with SEC rules and regulations.

The members of the audit and compliance committee are appointed by the board of directors, taking into account the directors’ knowledge, aptitude and experience in the areas of accounting, auditing or risk management.

Functions of the audit and compliance committee:

a) Have its chairman and/or secretary report to the shareholders at the general shareholders’ meeting with respect to matters raised therein by shareholders regarding its powers.

b) Propose the appointment of the auditor, as well as the conditions under which such auditor will be hired, the scope of its professional duties and, if applicable, the revocation or non-renewal of its appointment. The committee shall favor the Group’s auditor also assuming responsibility for auditing the companies making up the Group.

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

e) Supervise the process for gathering financial information and for the internal control systems. In particular, the audit and compliance committee shall:

(i) Supervise the process of preparing and presenting the regulated financial information relating to the Company and the Group, as well as its integrity, reviewing compliance with regulatory requirements, the proper demarcation of group consolidation and the correct application of accounting standards; and

(ii) Supervise the effectiveness of the systems for the internal monitoring and management of risks, reviewing them periodically, so that the principal risks are identified, managed and properly disclosed.

(iii) Discuss with the external auditor any significant weaknesses detected in the internal control system during the course of the audit.

f) Report on, review and supervise the risk control policy established in accordance with the provisions of these rules and regulations.

g) Serve as a channel of communication between the board and the auditor, assess the results of each audit and the response of the management team to its recommendations, and act as a mediator in the event of disagreement between the board and the auditor regarding the principles and standards to be applied in the preparation of the financial statements. Specifically, it shall endeavor to ensure that the statements ultimately drawn up by the board are submitted to the shareholders at the general shareholders’ meeting without any qualifications or reservations in the auditor’s report.

h) Supervise the fulfilment of the audit contract, endeavoring to ensure that the opinion on the annual financial statements and the main contents of the auditor’s report are set forth in a clear and accurate fashion.

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

In any event, the audit and compliance committee should receive annually from the external auditor written confirmation of the latter’s independence versus the Company or institutions directly or indirectly linked to the Company, as well as information on any type of additional services provided to such institutions by the aforementioned auditor or by persons or institutions related to the latter, as stipulated in External Auditing Act 19/1988, of July 127.

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

k) Report to the board, in advance of the adoption by it of the corresponding decisions, regarding:

(i) The financial information that the Company must periodically make public, ensuring that such information is prepared in accordance with the same principles and practices applicable to the annual financial statements.

(ii) The creation or acquisition of equity interests in special purpose entities or entities domiciled in countries or territories that are considered to be tax havens.

l) Supervise the observance of the code of conduct of the Group in the securities markets, the manuals and procedures for the prevention of money laundering and, in general, the rules of governance and compliance in effect in the Company, and make such proposals as are deemed necessary for the improvement thereof. In particular, the committee shall have the duty to receive information and, if applicable, issue a report on disciplinary penalties to be imposed upon members of senior management.

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

p) Report on any proposed amendments to these rules and regulations prior to the approval thereof by the board of directors.

q) Evaluate, at least one a year, its operation and the quality of its work.

r) And the others specifically provided for in the Rules and Regulations of the Board.

[7]	Currently Legislative Royal Decree 1/2011, of 1 July, Spain’s Consolidated Audit Act.

The Group’s 2013 audit and compliance committee report is available on the Group’s website, which does not form part of this annual report on Form 20-F, at www.santander.com under the heading “Information for shareholders and investors—corporate governance—committees’ report”.

The following are the current members of the audit and compliance committee:

Name	Position

Guillermo de la Dehesa	Chairman
Fernando de Asúa	Member
Abel Matutes	Member

Ignacio Benjumea acts as secretary to the audit and compliance committee, but is classified as a non-member.

At the 2014 annual general meeting, held on March 28, 2014, our shareholders passed a resolution proposed by the board of directors to amend our Bylaws in compliance with the CRD IV to establish a new committee of the board to assist the latter on matters of risk, regulation and compliance.

Our amended Bylaws have not yet been filed with the Mercantile Register, which is required prior to their effectiveness. We expect that the amendments will become effective within the first semester of 2014.

Once such committee is set up, the risk committee will retain its powers with respect to risk management and the new committee will assume advisory and support functions on issues of supervision and risk control, the definition of Group’s risk policies, relations with supervisors and compliance issues, the latter being handed over from the current audit and compliance committee, which will henceforth be known as the audit committee.

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

Functions of the appointments and remuneration committee:

a) Propose and review the internal criteria and procedures to be followed in order to determine the composition of the board and select those persons who will be proposed to serve as directors, as well as for the continuous evaluation of directors, reporting on such continuous evaluation. In particular, the appointments and remuneration committee:

(i) Shall establish the knowledge and experience necessary for directors, likewise assessing the time and dedication required for appropriately carrying out the position.

(ii) Shall receive for taking into consideration, the proposals of potential candidates for the covering of vacancies that the directors, where applicable, may propose.

b) Prepare, by following standards of objectiveness and conformance to the corporate interests, the proposals for appointment, re-election and ratification of directors provided for in section 2 of article 21 of the Rules and Regulations of the Board, as well as the proposals for appointment of the members of each of the committees of the board of directors. Likewise, it shall prepare, by following the same aforementioned standards, the proposals for the appointment of positions on the board of directors and its committees.

c) Annually verify the classification of each director (as executive, proprietary, independent or other) for the purpose of their confirmation or review at the ordinary general shareholders’ meeting and in the annual corporate governance report.

d) Report on proposals for appointment or withdrawal of the secretary of the board, prior to submission thereof to the board.

e) Propose and review the internal criteria and procedures for the selection and continuous evaluation of executive vice presidents or similar officers and other employees responsible for internal control functions or who hold key positions for the daily carrying-out of banking activity, and to report on their appointment and removal from office and their continuous evaluation.

f) Propose to the board:

(i) The policy for compensation of directors and the corresponding report, upon the terms of article 29 of the Rules and Regulations of the Board.

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

(vi) The remuneration of those other officers who, whilst not members of senior management, receive significant compensation, particularly variable compensation, and whose activities may have a significant impact on the assumption of risk by the Group.

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

j) Ensure compliance by the directors with the duties prescribed in article 30 of the Rules and Regulations of the Board, prepare the reports provided for herein and receive information, and, if applicable, prepare a report on the measures to be adopted with respect to the directors in the event of non-compliance with the abovementioned duties or with the Code of Conduct of the Group in the securities markets.

k) Examine the information sent by the directors regarding their other professional obligations and assess whether such obligations might interfere with the dedication required of directors for the effective performance of their work.

l) Evaluate, at least once a year, its operation and the quality of its work.

m) Report on the process of evaluation of the board and of the members thereof.

n) And others specifically provided for in the Rules and Regulations of the Board.

The Group’s 2013 appointments and remuneration committee report is available on the Group’s website, which does not form part of this annual report on Form 20-F, at www.santander.com under the heading “Information for shareholders and investors—Corporate governance—Committees report”.

The following are the members of the appointments and remuneration committee:

Name	Position

Fernando de Asúa	Chairman
Guillermo de la Dehesa	Member
Rodrigo Echenique	Member
Isabel Tocino	Member

Ignacio Benjumea acts as secretary to the appointments and remuneration committee but is classified as a non-member.

D. Employees

As of December 31, 2013, we had 182,958 employees (as compared to 186,763 in 2012 and 193,349 in 2011) of which 32,208 were employed in Spain (as compared to 34,862 in 2012 and 35,737 in 2011) and 150,750 were employed outside Spain (as compared to 151,901 in 2012 and 157,612 in 2011). The terms and conditions of employment in the non-government-owned banks in Spain are negotiated on an industry-wide basis with the trade unions. This process has historically produced collective agreements binding on all the non-government-owned banks and their employees. The 2011-2014 agreement was signed on March 14, 2012. The terms and conditions of employment in many of our subsidiaries outside Spain (including in Argentina, Portugal, Italy, Uruguay, Puerto Rico, Chile, Mexico, Germany, the U.K., Brazil and Poland) are negotiated either directly or indirectly (on an industry-wide basis) with the trade unions.

The table below shows our employees by geographic area:

	Number of employees
	2013	2012	2011
SPAIN	32,208	34,862	35,737

LATIN AMERICA	86,017	89,622	90,821
Argentina	6,945	6,818	6,773
Brazil	49,187	53,543	54,197
Chile	12,217	12,336	12,204
Colombia	40	—	1,458
Mexico	14,819	14,068	13,168
Peru	127	66	60
Puerto Rico	1,462	1,578	1,753
Uruguay	1,220	1,209	1,166
Venezuela	—	4	42

EUROPE	54,456	52,209	53,859
Austria	423	360	399
Czech Republic	—	—	90
Germany	5,491	5,628	5,406
Belgium	22	22	23
Finland	140	146	151
France	52	48	52
Greece	—	—	24
Hungary	48	37	38
Ireland	34	21	16
Italy	737	840	894
Luxembourg	—	—	3
Norway	557	493	454
Poland	15,689	12,625	12,754
Portugal	6,029	6,105	6,300
Switzerland	148	159	170
The Netherlands	363	360	365
United Kingdom	24,723	25,365	26,720

USA	10,080	9,882	12,722

ASIA	154	144	141
Hong Kong	93	89	91
China	45	38	33
Japan	5	6	7
Others	11	11	10

OTHERS	43	44	69
Bahamas	24	24	46
Others	19	20	23

Total	182,958	186,763	193,349
In those cases where an employee is working from one country but is technically employed by a Group company located in a different country, we designate that employee as working from his/her country of residence.

The table below shows our employees by type of business:

	Number of employees
	2013	2012	2011
Retail Banking	170,971	174,764	182,986
Asset Management and Insurance	1,795	1,881	1,560
Global Wholesale Banking	7,165	7,027	6,212
Corporate Activities	2,398	2,374	2,591
Spain’s Real Estate Run-Off	629	717	—

Total	182,958	186,763	193,349

As of December 31, 2013, we had 6,274 temporary employees (as compared to 6,875 as of December 31, 2012 and 5,109 as of December 31, 2011). In 2013, the average number of temporary employees working for the Group was 6,575 employees.

E. Share ownership

As of April 15, 2014, the direct, indirect and represented holdings of our current directors were as follows:

Directors	Direct Stake	Indirect stake	Represented stake	Total shares	% of Capital stock
Emilio Botín (1)	6,552,426	—	132,967,130	139,519,556	1.496%
Javier Marín	362,719	3,030	—	365,749	0.003%
Fernando de Asúa	85,772	67,306	—	153,078	0.001%
Matías R. Inciarte (2)	1,385,728	111,084	83,452	1,580,264	0.014%
Guillermo de la Dehesa	130	—	—	130	0.000%
Sheila C. Bair	1	—	—	1	0.000%
Ana P. Botín (1) (3)	5,183,057	11,995,761	—	17,178,818	0.000%
Javier Botín (1) (3)	4,793,481	11,490,941	—	16,284,422	0.000%
Vittorio Corbo	1	33,011	—	33,012	0.000%
Rodrigo Echenique	658,758	12,485	—	671,243	0.006%
Esther Giménez-Salinas	4,759	—	—	4,759	0.000%
Ángel Jado	2,000,000	4,950,000	—	6,950,000	0.060%
Abel Matutes	202,483	2,705,131	—	2,907,614	0.025%
Juan R. Inciarte	1,590,616	—	—	1,590,616	0.014%
Isabel Tocino	125,084	—	—	125,084	0.001%
Juan Miguel Villar Mir	1,081	—	—	1,081	0.000%

Total	22,946,096	31,368,749	133,050,582	187,365,427	1.621%

(1)	Emilio Botín has the right to vote, at the general shareholders’ meeting, 93,026,412 shares owned by the Botín Foundation (0.805% of the share capital), 468,295 shares owned by Jaime Botín (0.004% of the share capital), 6,128,787 shares owned by Nueva Azil, S.L. and Latimer Inversiones, S.L. (0.053% of the share capital); 8,634,634 shares owned by Carmen Botín (0.075% of the share capital); 7,835,293 shares owned by Paloma Botín (0.068% of the share capital); and 16,873,709 shares owned by Emilio Botín O. (0.146% of the share capital). Additionally, Emilio Botín has the right to vote 17,178,818 shares owned by Ana P. Botín (0.149% of the share capital) and 16,284,422 shares owned by Javier Botín (0.141% of the share capital). This table refers to the direct and indirect shareholding of each of the latter two, who are directors of the Bank, but in the column relating to total percentage of share capital, such shareholdings are calculated together with those owned or represented by Emilio Botín.
(2)	Matías R. Inciarte has the right to vote 83,452 shares owned by two of his children.
(3)	Javier Botín is a proprietary non-executive director because on the board of directors he represents the aggregate interests owned by the Botín Foundation, Bafimar, S.L., Cronje, S.L., Puente de San Miguel, S.L.U., Inversiones Zulú, S.L., Latimer Inversiones, S.L., Nueva Azil, S.L., Agropecuaria El Castaño, S.L.U., Bright Sky 2012, S.L., Emilio Botín, Ana P. Botín, Emilio Botín O., Carmen Botín, Paloma Botín, Jaime Botín, Jorge Botín, Javier Botín R., Marta Botín and his own interest.

Santander’s capital is comprised of only one class of shares, all of which are ordinary and have the same rights.

As of April 15, 2014, our current executive officers (not directors) referred to above under Section A of this Item 6 as a group beneficially owned, directly or indirectly, 6,570,101 ordinary shares, or 0.057% of our issued and outstanding share capital as of that date. No individual executive officer beneficially owns, directly or indirectly, one percent or more of the outstanding share capital as of that date.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders

As of December 31, 2013, to our knowledge no person beneficially owned, directly or indirectly, 5% or more of our shares.

As of December 31, 2013 a total of 1,374,949,687 shares, or 12.13% of our share capital, were held by 1,287 registered holders with registered addresses in the United States and Puerto Rico, including JPMorgan Chase, as depositary of our American Depositary Share Program. These ADSs were held by 19,039 record holders. Since certain of such shares and ADSs are held by nominees, the foregoing figures are not representative of the number of beneficial holders. Our directors and executive officers did not own any ADSs as of December 31, 2013.

To our knowledge, we are not controlled directly or indirectly, by any other corporation, government or any other natural or legal person. We do not know of any arrangements which would result in a change in our control. The Bylaws of Banco Santander provide for only one class of shares (ordinary shares), granting all holders thereof the same rights.

Shareholders’ agreements

In February 2006, three directors, together with other shareholders of the Bank, entered into a shareholder agreement that was notified to the Bank and to the Spanish Securities Markets Commission (“CNMV”). The document witnessing the aforementioned agreement was filed at both the CNMV Registry and the Cantabria Mercantile Registry.

The agreement, which was signed by Emilio Botín, Ana P. Botín, Emilio Botín O., Javier Botín, Simancas, S.A., Puente San Miguel, S.A. Puentepumar, S.L., Latimer Inversiones, S.L. and Cronje, S.L. Unipersonal, provides for the syndication of the Bank shares held by the signatories to the agreement or whose voting rights have been granted to them.

The aim of the syndication agreement through the restrictions established on the free transferability of the shares and the regulated exercise of the voting rights inherent thereto is to ensure, at all times, the concerted representation and actions of the syndicate members as shareholders of the Bank, for the purpose of developing a lasting, stable common policy and an effective, unitary presence and representation in the Bank’s corporate bodies.

At any given time, the chairman of the syndicate is the person then presiding over the Fundación Botín, currently Emilio Botín.

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

Except for transactions carried out in favor of other members of the syndicate or in favor of the Fundación Botín, prior authorization must be granted from the syndicate assembly, which may freely approve or refuse permission for the planned transfer.

Banco Santander informed the CNMV on August 3, and November 19, 2012, by means of the pertinent material fact filings, that it had been officially notified of amendments to this shareholder agreement in respect of the persons subscribing to it.

On October 17, 2013, the Bank filed a material fact with the CNMV updating the holders and distribution of the shares in the syndication to reflect the business reorganization of one of the pact members.

At the date of execution of the agreement, the syndicate comprised a total of 44,396,513 shares of the Bank (0.392% of its share capital at year-end 2013). In addition, as established in clause one of the shareholders’ agreement, the syndication extends, solely with respect to the exercise of the voting rights, to other Bank shares held either directly or indirectly by the signatories, or whose voting rights are assigned to them, in the future. Accordingly, at December 31, 2013, a further 34,900,836 shares (0,308% of share capital at the time) were also included in the syndicate.

At year-end 2013, the agreement encompassed a total of 79,297,349 Bank shares (0.7% of its share capital at such date), broken down as follows:

Parties to the shareholders’ agreement	No of shares syndicated	% of total share capital

Emilio Botín	6,464,149	0.057%
Ana P. Botín (1)	17,082,380	0.151%
Emilio Botín O. (2)	16,873,709	0.149%
Javier Botín (3)	16,283,429	0.144%
Paloma Botín (4)	7,830,897	0.069%
Carmen Botín	8,633,998	0.076%
Puente San Miguel, S.A.	—	0.000%
Latimer Inversiones, S.L. (5)	553,508	0.005%
Cronje, S.L., Unipersonal	4,024,136	0.036%
Nueva Azil, S.L.	5,575,279	0.049%
Total	79,297,349	0.700%

1.	Indirectly, 7,971,625 shares through Bafimar, S.L. and 4,024,136 shares corresponding to the Cronje holding detailed in the table.
2.	7,800,332 shares held indirectly through Puente San Miguel, S.L.U.
3.	4,652,747 shares held indirectly through Inversiones Zulú, S.L. and 6,794,391 through Apecaño, S.L.
4.	6,628,291 shares held indirectly through Bright Sky 2012, S.L.
5.	Bare ownership (ownership without usufruct) of 553,508 shares corresponds to Fundación Botín, but the voting rights are assigned to Latimer Inversiones, S.L. as their beneficial owner.

In all other respects, the agreement remains unchanged. The aforementioned significant filings can be found on the Group’s website (www.santander.com).

B. Related party transactions

Loans made to members of our board of directors and to our executive officers

The Group’s direct risk exposure to the Bank’s directors and the guarantees provided for them are detailed below.

	Thousands of euros
	2013			2012
	Loans and credits	Guarantees	Total	Loans and credits	Guarantees	Total
Javier Marín (1)	707	—	707	—	—	—
Matías R. Inciarte	17	—	17	13	—	13
Ana P. Botín	—	—	—	7	—	7
Javier Botín	22	—	22	13	—	13
Vittorio Corbo	4	—	4	—	—	—
Rodrigo Echenique	650	—	650	1,178	—	1,178
Ángel Jado	7	—	7	7	—	7
Juan R. Inciarte	4,734	—	4,734	5,313	—	5,313
Isabel Tocino	20	—	20	42	—	42
Alfredo Sáenz (2)	—	—	—	17	—	17

	6,161	—	6,161	6,591	—	6,591

(1)	Appointed chief executive officer on April 29, 2013.
(2)	Retired from the board on April 29, 2013.

Additionally, the total amount of loans and credits made by us to our executive officers who are not directors, as of December 31, 2013 amounted to €36 million (see Note 53 to our consolidated financial statements).

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

As of December 31, 2013 our loans and credits to associated and jointly controlled entities, amounted to €1,331 million. Those loans and credits represented 0.20% of our total net loans and credits and 1.89% of our total stockholders’ equity as of December 31, 2013.

For more information, see Notes 5 and 53 to our consolidated financial statements.

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

i. Tax-related proceedings

As of the date of this report, the main tax-related proceedings concerning the Group were as follows:

•	Legal actions filed by Banco Santander (Brasil) S.A. and certain Group companies in Brazil challenging the increase in the rate of Brazilian social contribution tax on net income from 9% to 15% stipulated by Interim Measure 413/2008, ratified by Law 11,727/2008. A provision has been recognized for the amount of the estimated loss.

•	Legal actions filed by certain Group companies in Brazil claiming their right to pay the Brazilian social contribution tax on net income at a rate of 8% and 10% from 1994 to 1998. Provisions were not recognized in connection with the amount considered to be a contingent liability.

•	Legal actions filed by Banco Santander Brasil, S.A. (currently Banco Santander (Brasil), S.A.) and other Group entities claiming their right to pay the Brazilian PIS and COFINS social contributions only on the income from the provision of services. In the case of Banco Santander Brasil, S.A., the legal action was declared unwarranted and an appeal was filed at the Federal Regional Court. In September 2007 the Federal Regional Court found in favor of Banco Santander Brasil, S.A., but the Brazilian authorities appealed against the judgment at the Federal Supreme Court. In the case of Banco ABN AMRO Real, S.A. (currently Banco Santander (Brasil), S.A.), in March 2007 the court found in its favor, but the Brazilian authorities appealed against the judgment at the Federal Regional Court, which handed down a decision partly upholding the appeal in September 2009. Banco Santander (Brasil), S.A. filed an appeal at the Federal Supreme Court. Law 12,865/2013 established a program of payments or deferrals of certain tax and social security debts, exempting the entities availing themselves of the law from paying late-payment interest and resulting in the legal actions brought being withdrawn. In November 2013 Banco Santander (Brasil) S.A. partially availed itself of this program but only with respect to the legal actions brought by the former Banco ABN AMRO Real, S.A. in relation to the period from September 2006 to April 2009, and with respect to other minor actions brought by other entities in its Group. However, the legal actions brought by Banco Santander (Brasil), S.A. and those of Banco ABN AMRO Real, S.A. relating to the periods prior to September 2006, for which the estimated loss was provided for, are still pending.

•	Banco Santander (Brasil), S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (IRPJ and CSLL) on the ground that the relevant requirements under the applicable legislation were not met. Provisions were not recognized in connection with the amount considered to be a contingent liability.

•	Banco Santander (Brasil), S.A. and other Group companies in Brazil are involved in several administrative and legal proceedings against various municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services. Provisions were not recognized in connection with the amount considered to be a contingent liability.

•	In addition, Banco Santander (Brasil), S.A. and other Group companies in Brazil are involved in several administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. Provisions were not recognized in connection with the amount considered to be a contingent liability.

•	In December 2008 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil), S.A. in relation to income tax (IRPJ and CSLL) for 2002 to 2004. The tax authorities took the view that Banco Santander (Brasil), S.A. did not meet the necessary legal requirements to be able to deduct the amortization of the goodwill arising on the acquisition of Banespa (currently Banco Santander (Brasil), S.A.). Banco Santander (Brasil) S.A. filed an appeal against the infringement notice at Conselho Administrativo de Recursos Fiscais (CARF), which on October 21, 2011 unanimously decided to render the infringement notice null and void. The tax authorities have appealed against this decision at a higher administrative level. In June 2010 the Brazilian tax authorities issued infringement notices in relation to this same matter for 2005 to 2007. Banco Santander (Brasil), S.A. filed an appeal against these procedures at CARF, which was partially dismissed on October 8, 2013. This decision will be appealed at the higher instance of CARF (Tax Appeal High Chamber). In December 2013 the Brazilian tax authorities issued an infringement notice relating to 2008, the last year for amortization of the goodwill. This infringement notice will be appealed by Banco Santander (Brasil), S.A. Based on the advice of its external legal counsel and in view of the first decision by CARF, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defense arguments to appeal against the infringement notices. Accordingly, the risk of incurring a loss is remote. Consequently, provisions were not recognized in connection with these proceedings because this matter should not affect the consolidated financial statements.

•	In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios Ltda. (DTVM) and Banco Santander Brasil, S.A. (currently Banco Santander (Brasil), S.A.) in relation to the Provisional Tax on Financial Movements (CPMF) with respect to certain transactions carried out by DTVM in the management of its customers’ funds and for the clearing services provided by Banco Santander Brasil, S.A. to DTVM in 2000, 2001 and the first two months of 2002. Both entities appealed against the infringement notices at CARF, with DTVM obtaining a favorable decision and Banco Santander Brasil, S.A. an unfavorable decision. Both decisions were appealed by the losing parties at the Higher Chamber of CARF, and the appeal relating to Banco Santander Brasil, S.A. is pending a decision. With respect to DTVM, on August 24, 2012, it was notified of a decision overturning the previous favorable judgment and lodged an appeal at the Higher Chamber of CARF on August 29, 2012. In the opinion of its legal advisors, the Group considers that the tax treatment applied in these transactions was correct. Provisions were not recognized in the consolidated financial statements in relation to this litigation as it was considered a contingent liability.

•	In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros, S.A., as the successor by merger to ABN AMRO Brazil Dois Participacoes, S.A., in relation to income tax (IRPJ and CSL) for 2005. The tax authorities questioned the tax treatment applied to a sale of shares of Real Seguros, S.A. made in that year. The bank filed an appeal for reconsideration against this infringement notice. As the former parent of Santander Seguros, S.A. (Brasil), Banco Santander (Brasil), S.A. is liable in the event of any adverse outcome of this proceeding. No provision has been recognized in connection with this proceeding as it is considered to be a contingent liability.

•	Also, in December 2010, the Brazilian tax authorities issued infringement notices against Banco Santander (Brasil), S.A. in connection with income tax (IRPJ and CSLL), questioning the tax treatment applied to the economic compensation received under the contractual guarantees provided by the sellers of the former Banco Meridional. The bank filed an appeal for reconsideration against this infringement notice. On November 23, 2011, CARF unanimously decided to render null and void an infringement notice relating to 2002 with regard to the same matter. In February 2012 this decision was declared final in respect of 2002. The proceedings relating to the 2003 to 2006 fiscal years are still in progress. No provision has been recognized in connection with this proceeding as it is considered to be a contingent liability.

•	In June 2013, the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil), S.A. as the party liable for tax on the capital gain allegedly obtained in Brazil by Sterrebeeck B.V., an entity that is not a resident of Brazil, as a result of the “incorporação de ações” (merger of shares) transaction carried out in August 2008. As a result of the aforementioned transaction, Banco Santander (Brasil), S.A. acquired all of the shares of Banco ABN AMRO Real, S.A. and ABN AMRO Brasil Dois Participações, S.A. through the delivery to these entities’ shareholders of newly issued shares of Banco Santander (Brasil), S.A., issued in a capital increase carried out for that purpose. The Brazilian tax authorities take the view that in the aforementioned transaction Sterrebeeck B.V. recognized gain subject to tax in Brazil consisting of the difference between the issue value of the shares of Banco Santander (Brasil), S.A. that were received and the acquisition cost of the shares delivered in exchange. The Group lodged an appeal against the infringement notice at the Federal Tax Office and considers, based on the advice of its external legal counsel, that the stance taken by the Brazilian tax authorities is not correct, that there are sound defense arguments to appeal against the infringement notice and that, therefore, the risk of loss is remote. Consequently, the Group has not recognized any provisions in connection with these proceedings because this matter should not affect the consolidated financial statements.

•	Legal action brought by Sovereign Bancorp, Inc. (currently Santander Holdings USA, Inc.) claiming its right to take a foreign tax credit in connection with taxes paid outside the United States in fiscal years 2003 to 2005 in relation to financing transactions carried out with an international bank. Santander Holdings USA Inc. considers that, in accordance with applicable tax legislation, it is entitled to claim these foreign tax credits taken with respect to the transactions and deduct the related issuance and financing costs. In addition, if the outcome of this legal action is favorable to the interests of Santander Holdings USA Inc., the amounts paid over by the entity in relation to this matter with respect to 2006 and 2007 would have to be refunded. In 2013 the U.S. courts found against two taxpayers in cases with a similar structure In the case of Santander Holdings USA, Inc. the proceeding was scheduled for October 7, 2013, although it was adjourned indefinitely when the judge found in favor of Santander Holdings USA Inc. with respect to one of the main grounds of the case. Santander Holdings USA Inc. expected the judge to rule in the coming months on whether his previous decision will result in the proceedings being stayed or whether other matters need to be analyzed before a final decision may be handed down. If the decision is favorable to Santander Holdings USA Inc., the U.S. government has stated its intention to appeal. The estimated loss relating to this proceeding has been provided for.

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

Payment protection insurance is a UK insurance product offering payment protection on unsecured personal loans (and credit cards). The product was sold by all UK banks. The mis-selling issues are predominantly related to business written before 2009. The nature and profitability of the product has changed materially since 2008.

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

On October 8, 2010, the British Bankers’ Association (‘BBA’), the principal trade association for the UK banking and financial services sector, filed on behalf of certain financial institutions (which did not include Santander UK plc) an application for permission to seek judicial review against the FSA and the FOS. The BBA sought an order quashing the FSA Policy Statement and an order quashing the decision of the FOS to determine PPI sales in accordance with the guidance published on its website in November 2008. The judicial review was heard in the courts in January 2011 and on April 20, 2011 judgment was handed down by the High Court dismissing the proceeding brought by the BBA.

Santander UK did not participate in the legal action undertaken by other UK banks and had been consistently making provisions and settling claims with regards to PPI complaints liabilities.

A detailed review of the provision was performed by Santander UK in the first half of 2011 which was necessary in light of the new situation, including the High Court judgment of April 2011, the BBA’s subsequent decision not to appeal and the consequent increase in actual claims levels. As a result, the provision has been revised.

In this context, in 2011 the Group recognized a provision, with a net effect on results of €620 million (GBP 538 million), which was calculated on the basis of the estimate of the number of claims that would be received, of the number of claims that would be upheld and of the estimated average amount of compensation in each case.

Following the payments made until December 31, 2013, the remaining provision recognized in relation to PPI sales totaled GBP 165 million.

The following table shows information on the total claims received up to December 31, 2013 and the resolution thereof:

(number of claims, in thousands)
	2013	2012	2011
Claims outstanding at the beginning of the period	31	1	—
Claims received	363	437	111
Claims rejected as being invalid (1)	(298)	(258)	(90)
Resolved claims (2)	(82)	(149)	(20)

Claims outstanding at the end of the period	14	31	1

(1)	Includes rejected claims relating to customers that had never purchased payment protection insurance from Santander UK.
(2)	Customers are entitled to appeal to the Financial Ombudsman Service (FOS) if their claims are rejected. The FOS may uphold or reject an appeal and if an appeal is upheld, Santander UK is required to compensate the customer. The table shows the result of appeals relating to paid or rejected claims.

The amount settled in relation to paid claims in 2013 totaled GBP 217 million.

The main cause of the increase in claims in 2011 was the media coverage of this issue following the dismissal by the High Court of the appeal for judicial review filed by the British Bankers’ Association and the launch of campaigns by claim management companies in relation to these products.

There was also an increase in claims in 2012 due to greater media coverage of the issue, a rise in the activity of claims management companies and the proactive policy followed by Santander UK, which contacted over 300,000 customers directly.

Lastly, the number of claims received fell by 17% in 2013 compared to 2012 and the associated costs also fell significantly, particularly in the last quarter of 2013.

The provision recognized at the end of 2013 represents the best estimate by Group management, taking into account the opinion of its advisers and of the costs to be incurred in relation to any compensation that may result from the redress measures associated with the sales of payment protection insurance (PPI) in the UK. The provision was calculated on the basis of the following key assumptions resulting from judgments made by management:

•	Volume of claims- estimated number of claims;

•	Percentage of claims lost- estimated percentage of claims that are or will be in the customers’ favor; and

•	Average cost - estimated payment to be made to customers, including compensation for direct loss plus interest.

These assumptions were based on the following information:

•	A complete analysis of the causes of the claim, the probability of success, as well as the possibility that this probability could change in the future;

•	Activity recorded with respect to the number of claims received;

•	Level of compensation paid to customers, together with a projection of the probability that this level could change in the future;

•	Impact on the level of claims in the event of proactive initiatives carried out by the Group through direct contact with customers; and

•	Impact of the media coverage.

These assumptions are reviewed, updated and validated on a regular basis using the latest available information, such as, the number of claims received, the percentage of claims lost, the potential impact of any change in that percentage, etc. and any new evaluation of the estimated population.

Group management reviews the provision required at each relevant date, taking into account the latest available information on the aforementioned assumptions as well as past experience.

The most relevant factor for calculating the balance of the provision is the number of claims received as well as the expected level of future claims. The percentage of claims lost is calculated on the basis of the analysis of the sale process. The average cost of compensation is calculated in a reasonable manner as the Group manages a high volume of claims and the related population is homogenous.

•	Proceeding under Civil Procedure Law filed by Galesa de Promociones, S.A. against the Bank at Elche Court of First Instance no. 5, Alicante (case no. 1946/2008). The claim sought damages amounting to €51 million as a result of a judgment handed down by the Supreme Court on November 24, 2004 setting aside a summary mortgage proceeding filed by the Bank against the plaintiff company.

On March 2, 2010, the court of first instance handed down a decision partly upholding both the claim filed against the Bank and the counterclaim. On November 11, 2010, the Alicante Provincial Appellate Court handed down a decision upholding the appeal filed by the Bank and dismissing the appeal brought by Galesa de Promociones, S.A., as a result of which and by way of offsetting the indemnity obligations payable by each party, the Bank became a creditor of Galesa in the amount €0.4 million.

Galesa de Promociones, S.A. filed a cassation appeal against the above decision at the Supreme Court. The appeal was dismissed in a Supreme Court judgment dated July 17, 2013, against which the appellant filed a motion for annulment, which was rejected. The Bank has not recognized a provision in this connection.

•	After the Madrid Provincial Appellate Court had rendered null and void the award handed down in the previous arbitration proceeding, on September 8, 2011, Banco Santander, S.A. filed a new request for arbitration with the Spanish Arbitration Court against Delforca 2008, Sociedad de Valores, S.A. (formerly Gaesco Bolsa Sociedad de Valores, S.A.), claiming €66 million that the latter owes it as a result of the declaration on January 4, 2008 of the early termination by the Bank of all the financial transactions agreed upon between the parties.

On August 3, 2012, Delforca 2008, S.A. was declared to be in a position of voluntary insolvency by Barcelona Commercial Court no. 10, which had agreed as part of the insolvency proceeding to stay the arbitration proceeding and the effects of the arbitration agreement entered into by Banco Santander, S.A. and Delforca 2008, S.A. The Bank filed an appeal against this decision, which was dismissed and it then proceeded to prepare a challenge with a view to filing a future appeal. The Arbitration Court, in compliance with the decision of the Commercial Court, agreed on January 20, 2013 to stay the arbitration proceedings at the stage reached at that date until a decision could be reached in this respect in the insolvency proceeding.

In addition, as part of the insolvency proceeding of Delforca 2008, S.A., Banco Santander, S.A. notified its claim against the insolvent party with a view to having the claim recognized as a contingent ordinary claim without specified amount. However, the insolvency manager opted to exclude Banco Santander, S.A.’s claim from the provisional list of creditors and, accordingly, Banco Santander, S.A. filed an ancillary claim on which a decision has not yet been handed down. In this ancillary claim (still in progress), Delforca 2008, S.A. and the insolvency manager are seeking to obtain a decision from the Court on the merits of the dispute between Banco Santander, S.A. and Delforca 2008, S.A. and, accordingly, Banco Santander, S.A. has appealed against the interlocutory order that admitted for consideration the evidence proposed by them. The appeal was not given leave to proceed and Banco Santander has prepared the corresponding protest.

As part of the same insolvency proceeding, Delforca 2008, S.A. has filed another ancillary claim requesting the termination of the arbitration agreement included in the framework financial transactions agreement entered into by that party and Banco Santander, S.A. in 1998, as well as the termination of the obligation that allegedly binds the insolvent party to the High Council of Chambers of Commerce (Spanish Arbitration Court). Banco Santander, S.A. filed its reply to the complaint on June 21, 2013, although it has repeatedly questioned the court’s objective jurisdiction to hear the complaint, as has the High Council of Chambers of Commerce, Industry and Shipping. The Commercial Court dismissed the motions for declinatory exception filed by Banco Santander and also dismissed the motion for declinatory exception filed by the High Council. These decisions have been appealed.

On December 30, 2013, Banco Santander filed a complaint requesting the termination of the insolvency proceeding of Delforca 2008, S.A. due to supervening disappearance of the alleged insolvency of the company.

In addition, in April 2009 Mobilaria Monesa, S.A. (parent of Delforca 2008, S.A.) filed a claim against Banco Santander, S.A. at Santander Court of First Instance no. 5, claiming damages which it says it incurred as a result of the (in its opinion) unwarranted claim filed by the Bank against its subsidiary, reproducing the same objections as Delforca 2008, S.A. This proceeding has currently been stayed on preliminary civil ruling grounds, against which Mobilaria Monesa, S.A. filed an appeal which was dismissed by the Cantabria Provincial Appellate Court in a judgment dated January 16, 2014.

Lastly, on April 11, 2012, Banco Santander, S.A. was notified of the claim filed by Delforca 2008, S.A., heard by Madrid Court of First Instance no. 21, in which it sought indemnification for the damage and losses it alleges it incurred due to the (in its opinion) unwarranted claim by the Bank. Delforca 2008, S.A. made the request in a counterclaim filed in the arbitration proceeding that concluded with the annulled award, putting the figure at up to €218 million, although in its present claim it invokes Article 219.3 of the Civil Procedure Law in order to leave for a subsequent proceeding the amount to be settled (as the case may be) by the Bank. The aforementioned Court has dismissed the motion for declinatory exception proposed by Banco Santander, S.A. as the matter has been referred for arbitration. This decision is pending appeal. The Group considers that the risk of loss arising as a result of these matters is remote and, accordingly, it has not recognized any provisions in connection with these proceedings.

•	Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: a claim was filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity’s Bylaws in the event that the entity obtained a profit and that the distribution of this profit were approved by the board of directors. The bonus was not paid in 1994 and 1995 since the bank did not make a profit and partial payments were made from 1996 to 2000, as agreed by the board of directors, and the relevant clause was eliminated in 2001. The Regional Employment Court ordered the bank to pay this half-yearly bonus in September 2005 and the bank filed an appeal against the decision at the High Employment Court (“TST”) and, subsequently, at the Federal Supreme Court (“STF”). The TST confirmed the judgment against the bank, whereas the STF rejected the extraordinary appeal filed by the bank in a decision adopted by only one of the Court members, thereby also upholding the order issued to the bank. This decision was appealed by the bank and the association. Only the appeal lodged by the bank has been given leave to proceed and will be decided upon by the STF in plenary session.

•	“Planos economicos”: Like the rest of the banking system, Santander Brazil has been the subject of claims from customers, mostly depositors, and of class actions brought for a common reason, arising from a series of legislative changes relating to the calculation of inflation (“planos economicos”). The claimants considered that their vested rights had been impaired due to the immediate application of these adjustments. In April 2010, the High Court of Justice (“STJ”) set the limitation period for these class actions at five years, as claimed by the banks, rather than twenty years, as sought by the claimants, which will probably significantly reduce the number of actions brought and the amounts claimed in this connection. As regards the substance of the matter, the decisions issued to date have been adverse for the banks, although two proceedings have been brought at the STJ and the Supreme Federal Court (“STF”) with which the matter is expected to be definitively settled. In August 2010, STJ handed down a decision finding for the plaintiffs in terms of substance, but excluding one of the “planos” from the claim, thereby reducing the amount thereof, and once again confirming the five-year statute of limitations period. Shortly thereafter, the STF issued an injunctive relief order whereby the proceedings in progress in this connection were stayed until this court issues a final decision on the matter. In spite of the fact STF started the judgement on November 2013, a formal ruling has not been issued and there is no assurance of when a formal ruling will be handed down by either the STJ or the STF.

•	Proceeding under Civil Procedure Law (case no. 1043/2009) conducted at Madrid Court of First Instance no. 26, following a claim brought by Banco Occidental de Descuento, Banco Universal, C.A. against the Bank for USD 150 million in principal plus USD 4.7 million in interest, upon alleged termination of an escrow contract.

The court upheld the claim but did not make a specific pronouncement on costs. A judgment handed down by the Madrid Provincial Appellate Court on October 9, 2012 upheld the appeal lodged by the Bank and dismissed the appeal lodged by Banco Occidental de Descuento, Banco Universal, C.A., dismissing the claim. The dismissal of the claim was confirmed in an ancillary order to the judgment dated December 28, 2012. An appeal was filed at the Supreme Court by Banco Occidental de Descuento against the Madrid Provincial Appellate Court decision. The Bank has challenged the appeal. The Bank has not recognized any provisions in this connection.

•	On January 26, 2011, notice was served on the Bank of an ancillary insolvency claim to annul acts detrimental to the assets available to creditors as part of the voluntary insolvency proceedings of Mediterráneo Hispa Group, S.A. at Murcia Commercial Court no. 2. The aim of the principal action is to request annulment of the application of the proceeds obtained by the company undergoing insolvency from an asset sale and purchase transaction involving €32 million in principal and €2.7 million in interest. On November 24, 2011, the hearing was held with the examination of the proposed evidence. Upon completion of the hearing, it was resolved to conduct a final taking of evidence. In a judgment dated November 13, 2013, the Court dismissed the complaint in full. The judgment has been appealed by the complainants.

•	The bankruptcy of various Lehman Group companies was made public on September 15, 2008. Various customers of Santander Group were affected by this situation since they had invested in securities issued by Lehman or in other products which had such assets as their underlying.

As of the date of this report, certain claims had been filed in relation to this matter. The Bank’s directors and its legal advisers consider that the various Lehman products were sold in accordance with the applicable legal regulations in force at the time of each sale or subscription and that the fact that the Group acted as intermediary would not give rise to any liability for it in relation to the insolvency of Lehman. Accordingly, the risk of loss is considered to be remote and, as a result, the Group has not recognized any provisions in this connection.

•	The intervention, on the grounds of alleged fraud, of Bernard L. Madoff Investment Securities LLC (“Madoff Securities”) by the US Securities and Exchange Commission (“SEC”) took place in December 2008. The exposure of customers of the Group through the Optimal Strategic US Equity (“Optimal Strategic”) subfund was €2,330 million, of which €2,010 million related to institutional investors and international private banking customers, and the remaining €320 million made up the investment portfolios of the Group’s private banking customers in Spain, who were qualifying investors.

As of the date of this report, certain claims had been filed in relation to this matter. The Group considers that it has at all times exercised due diligence and that these products have always been sold in a transparent way pursuant to applicable legislation and established procedures. Therefore, except for a specific case in which the decisions handed down partially upheld the claim based on the particular circumstances of that case (which has been appealed against by the Bank), the risk of loss is considered to be remote. Accordingly, the Group has not recognized any provisions in this connection.

•	At the end of the first quarter of 2013, news stories were published stating that the public sector was debating the validity of the interest rate swaps arranged between various financial institutions and public sector companies in Portugal, particularly in the public transport industry.

The swaps under debate included swaps arranged by Banco Santander Totta with the public companies Metropolitano de Lisboa, E.P.E. (MdL), Metro de Porto, S.A. (MdP), Sociedade de Transportes Colectivos do Porto, S.A. (STCP) and Companhia Carris de Ferro de Lisboa, S.A. (Carris). These swaps were arranged prior to 2008, i.e. before the start of the financial crisis, and had been executed without incident.

In view of this situation Banco Santander Totta took the initiative to request a court judgment on the validity of the swaps in the jurisdiction of the United Kingdom to which the swaps are subject. The corresponding claims were filed in May 2013.

After the Bank had filed the claims, the four companies (MdL, MdP, STCP and Carris) notified Banco Santander Totta that they were suspending payment of the amounts owed under the swaps until a final decision had been handed down in the UK jurisdiction in the proceedings. MdL, MdP and Carris suspended payment in September 2013 and STCP did the same in December 2013.

Consequently, Banco Santander Totta extended each of the claims to include the unpaid amounts.

On November 29, 2013, the companies presented their defences in which they claimed, namely, that the swaps were null and void under Portuguese law and, accordingly, that they should be refunded the amounts paid.

On February 14, 2014, Banco Santander Totta presented its replies and defences to counterclaims, restating its case and denying the companies’ arguments, as set out in their November 29 defences.

On April 4, 2014, the companies submitted their replies to the defences to counterclaims. These proceedings are still in progress.

The Bank and its legal advisers consider that the Bank acted at all times in accordance with applicable legislation and under the terms of the swaps, and take the view that the UK courts will confirm the full validity and effectiveness of the swaps. As a result, the Bank has not recognized any provisions in connection with this matter.

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

With the information available to it, the Group considers that at December 31, 2013, 2012 and 2011, it had reliably estimated the obligations associated with each proceeding and had recognized, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal situations. It also believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position or results of operations.

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

Shareholders remuneration

The table below sets forth the historical per share and per ADS (each of which represents the right to receive one of our shares) amounts of interim and total remuneration in respect of each fiscal year indicated, distributed quarterly.

	Euro per Share					Dollars per ADS
	First	Second	Third	Fourth	Total	First	Second	Third	Fourth	Total
2007	0.12	0.12	0.12	0.28	0.65	0.14	0.15	0.15	0.36	0.79
2008	0.14	0.14	0.12	0.26	0.65	0.17	0.14	0.13	0.27	0.70
2009	0.14	0.12	0.12	0.22	0.60	0.16	0.14	0.14	0.24	0.67
2010	0.14	0.12	0.12	0.23	0.60	0.14	0.13	0.13	0.25	0.65
2011	0.14	0.13	0.12	0.22	0.60	0.15	0.14	0.12	0.23	0.64
2012	0.15	0.15	0.15	0.15	0.60	0.14	0.19	0.21	0.21	0.75
2013(*)	0.15	0.15	0.15	0.15	0.60	0.15	0.15	0.16	0.21	0.67

(*)	As of the date of this annual report on Form 20-F, the fourth dividend has not yet been paid.

The shareholders at the annual shareholders’ meeting held on June 19, 2009 approved a dividend of €0.6508 per share to be paid out of our profits for 2008. In accordance with IAS 33, for comparative purposes, dividends per share paid, as disclosed in the table above, take into account the adjustment arising from the capital increase with pre-emptive subscription rights carried out in December 2008. As a result of this adjustment, the dividend per share for 2008 amounts to €0.6325. The shareholders also approved a new remuneration scheme (scrip dividend), whereby the Bank offered the shareholders the possibility to opt to receive an amount equivalent to the dividends in cash or new shares. The remuneration per share approved in subsequent annual shareholders’ meetings for 2009, 2010, 2011, 2012 and 2013 disclosed above, €0.60, is calculated assuming that the four payments for these years (either cash dividends or scrip dividends) were made in cash.

Banco Santander paid on account of 2013:

•	A scrip dividend of €0.15 per share equivalent to the first interim dividend (August 2013);

•	A scrip dividend of €0.15 per share equivalent to the second interim dividend (November 2013);

•	A scrip dividend of €0.15 per share equivalent to the third interim dividend (February 2014); and

•	A scrip dividend of €0.15 per share equivalent to the fourth dividend approved at the annual general shareholders’ meeting held on March 28, 2014 (to be paid in May 2014).

Following the increase of capital of the third interim dividend, the Bank’s share capital at the date of this annual report on Form 20-F was €5,780,533,573.50 represented by 11,561,067,147 shares, par value €0.50 each.

Banco Santander assigned €6,775 million to shareholder remuneration in 2013, 11.3% more than in 2012.

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

Year Ended December 31,
IFRS-IASB
2009	2010	2011	2012	2013
(in millions of euros)

4,151	3,332	2,151	1,355	1,030

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

B. Significant Changes

On April 29, 2014 we published our first quarter 2014 results, which are available on our website at www.santander.com under the heading “Investor Relations“, and will be furnished promptly to the SEC on Form 6-K. The information contained on, or that can be accessed through, our website does not form part of this annual report on Form 20-F.

Item 9. The Offer and Listing

A. Offer and listing details

Market Price and Volume Information

Santander’s Shares

In 2013, Santander was the most actively traded stock on the Spanish stock exchange. As at December 31, 2013, the stock had an 17.11% weighting in the IBEX 35 Index and was ranked first among all Spanish issuers represented in this index. Santander’s stock weighting in the Euro Stoxx 50 was, at year end, 3.84%, placing it in fifth position. Our market capitalization of €73,735 million at 2013 year-end was the largest bank in the euro zone by market capitalization and the 11th in the world in 2013.

At December 31, 2013 a total of 1,374,949,687 shares, or 12.13% of our share capital, were held by 1,287 registered holders with registered addresses in the United States and Puerto Rico, including JPMorgan Chase, as depositary of our American Depositary Share Program.

Our shares are traded on Spain’s automated “continuous market”, the national, centralized market which integrates by computer quotations originating in the four Spanish stock exchanges (Madrid, Barcelona, Valencia and Bilbao) (the “Automated Quotation Systems”). Our shares are also listed on the New York (in the form of American Depositary Shares), London, Milan, Lisbon, Buenos Aires and Mexico Stock Exchanges. At December 31, 2013, 53.82% of our shares were held of record by non-residents of Spain.

The table below sets forth the high and low of the daily closing prices and last daily sales prices in euros for our shares on the Spanish continuous market for the periods indicated.

	Euros per Share
	High	Low	Last

2009 Annual	11.96	4.00	11.55
2010 Annual	11.98	7.30	7.93
2011 Annual	9.32	5.13	5.87

2012 Annual	6.68	4.17	6.10
First Quarter	6.59	5.45	5.77
Second Quarter	5.78	4.25	5.22
Third Quarter	6.29	4.04	5.80
Fourth Quarter	6.13	5.43	5.88

2013 Annual	6.77	4.84	6.51
First Quarter	6.62	5.23	5.24
Second Quarter	5.63	4.84	4.90
Third Quarter	6.08	4.87	6.03
Fourth Quarter	6.77	6.04	6.51

2014 First Quarter	6.92	6.22	6.92

Last six months
2013
October	6.77	6.14	6.54
November	6.58	6.34	6.54
December	6.51	6.04	6.51
2014
January	6.83	6.26	6.41
February	6.62	6.22	6.57
March	6.92	6.36	6.92
April (through April 28, 2014)	7.23	6.93	7.05

On April 28, 2014, the reported last sale price of our shares on the continuous Spanish market was €7.05.

American Depositary Shares

Our ADSs have been listed and traded on the New York Stock Exchange since July 30, 1987. Each ADS represents one of our shares and is evidenced by an American Depositary Receipt or “ADR.” The deposit agreement, pursuant to which ADRs have been issued, is among us, JP Morgan Chase, as depositary, and the holders from time to time of ADRs. At December 31, 2013, a total of 373,784,479 of our ADSs were held by 19,039 registered holders. Since certain of such of our shares and our ADSs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

The table below sets forth the reported high and low of the daily closing prices and last daily sales prices for our ADSs on the New York Stock Exchange for the periods indicated.

	Dollars Per ADS
	High	Low	Last

2009 Annual	17.83	4.90	16.44
2010 Annual	17.50	8.77	10.65
2011 Annual	12.69	6.80	7.52

2012 Annual	8.76	4.89	8.17
First Quarter	8.76	6.91	7.67
Second Quarter	7.74	5.25	6.56
Third Quarter	8.29	4.89	7.04
Fourth Quarter	8.17	6.92	8.17

2013 Annual	9.29	6.43	9.07
First Quarter	8.81	6.77	6.81
Second Quarter	7.47	6.46	6.47
Third Quarter	8.21	6.43	8.17
Fourth Quarter	9.29	8.31	9.07

2014 First Quarter	9.58	8.36	9.58

Last six months
2013
October	9.29	8.31	8.91
November	8.94	8.49	8.94
December	9.07	8.38	9.07
2014
January	9.40	8.60	8.64
February	9.11	8.36	9.05
March	9.58	8.80	9.58
April (through April 28, 2014)	9.93	9.58	9.78

On April 28, 2014, the reported last sale price of our ADSs on the New York Stock Exchange was $9.78.

B. Plan of distribution

Not Applicable

C. Markets

General

Spanish Securities Market

The Spanish securities market for equity securities (the “Spanish Stock Exchanges”) consists of four stock exchanges located in Madrid, Barcelona, Bilbao and Valencia (the “local exchanges”). The majority of the transactions conducted on them are done through the Automated Quotation System (Sistema Interbancario Bursátil Español or “S.I.B.E.”). During the year ended December 31, 2013, the Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish Stock Exchanges.

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

From May 14, 2001, rules came into effect regarding the maximum price fluctuations in the price of stocks. Under the rules, each stock in the continuous market is assigned a static and a dynamic range within which the price of stocks can fluctuate. The price of a stock may rise or fall by its static range (which is published once a month and is calculated according to the stock’s average historic price volatility) above or below its opening price (which shall be the closing price of the previous session). When the stock trades outside of this range, the trading of the stock is suspended for 5 minutes, during which an auction takes place. After this auction, the price of the stock can once again rise or fall by its static range above or below its last auction price (which will be considered as the new static price before triggering another auction). Furthermore, the price of a stock cannot rise or fall by more than its dynamic price range (which is fixed and published once a month and is calculated according to the stock’s average intra-day volatility), from the last price at which it has traded. If the price variation exceeds the stock’s dynamic range a five minute auction is triggered.

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

Clearance and Settlement System

Until April 1, 2003, transactions carried out on the regional Spanish stock exchanges and the continuous market were cleared and settled through the Servicio de Compensación y Liquidación de Valores, S.A. (the “SCL”). Since April 1, 2003, the settlement and clearance of all trades on the Spanish stock exchanges, the Public Debt Market (Mercado de Deuda Pública), the AIAF Fixed Income Market (Mercado AIAF de Renta Fija) and Latibex - the Latin American stock exchange- denominated in euros, are made through the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (“Iberclear”), which was formed as a result of a merger between SCL and Central de Anotaciones del Mercado de Deuda Pública (the latter of which was managed by the Bank of Spain).

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

On April 22, 2005, the Securities Market Law was amended by Law 5/2005 on supervision of financial conglomerates in order to make the sectorial rules applicable to investment firms more consistent with other sectorial rules applicable to other groups with similar financial activities, such as credit institutions and insurance undertakings.

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

Royal Decree 1333/2005 (November 11), which developed the Securities Market Law 24/1988, in relation to market abuse.

Law 12/2006 (May 16) amended the Securities Market Law by: (i) introducing a new article relating to notifications to the CNMV of transactions that might constitute insider dealing or market manipulation, (ii) completing the regulation of Bolsas y Mercados Españoles, and (iii) clarifying the regulation of significant participations on the entities which manage the clearing and settlement of securities and the Spanish secondary markets.

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

Law 6/2007 (i) introduces several changes to the periodical financial information, annual, biannual and quarterly, to be published by issuers of listed securities; and (ii) introduces new developments to the system which establishes the duty to notify significant stakes in an enterprise, such as:

•	Anyone with a right to acquire, transfer or exercise voting rights granted by the shares, regardless of the actual ownership of the shares; and anyone owning, acquiring or transferring other securities or financial instruments which grant a right to acquire shares with voting rights, will also have to notify the holding of a significant stake in accordance with the developing regulations;

•	Directors of listed companies, in addition to notifying any transaction concerning the shares or other securities or financial instruments of the issuer which are linked to these shares, will have to inform the CNMV of their stake upon appointment or resignation; and

•	Listed companies will be required to notify transactions concerning their treasury shares in certain cases, which will be established in the developing regulations.

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

Royal Decree-Law 20/2012 of July 13, 2012 on measures to ensure budgetary stability and the promotion of competitiveness which, among other reforms, amended Law 24/1988 of July 28, 1988 on the Securities Market (and Law 44/2002 of November 22, 2002 on financial system reform measures) to include a new financial instrument in the Spanish legal system, the so-called “internationalization covered bonds” (cédulas de internacionalización). These bonds are similar to “territorial covered bonds” (cédulas territoriales), introduced by Law 44/2002 and are fixed-income securities that may be issued by credit institutions, whose capital and interest are especially secured by loans and credits granted for the internationalization of companies. The total amount of internationalization covered bonds issued by a credit institution may not exceed 70% of the amount of the unrepaid “eligible” loans and credits.

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

Our trading activities in our shares are limited to those set forth above. The continuous market is driven by orders, which are matched by the market’s computer system according to price and time entered. Santander and Banesto’s broker subsidiaries, Santander Investment Bolsa, S.V., S.A., and Banesto Bolsa, S.A., S.V.B.8, and the other brokers authorized to trade on the continuous market (“Member Firms”) are not required to and do not serve as market makers maintaining independently established bid and ask prices. Rather, Member Firms place orders for their customers, or for their own account, into the market’s computer system. If an adequate counterparty order is not available on the continuous market at that time, the Member Firm may solicit counterparty orders from among its own clients and/or may accommodate the client by filling the client’s order as principal.

Under the Spanish Corporate Enterprises Act, a company and its subsidiaries are prohibited from purchasing shares of the company in the primary market. However, purchase of the shares is permitted in the secondary market provided that: (1) the aggregate nominal value of such purchases (referred to as “treasury stock” or “autocartera”) and of the shares previously held by the company and its subsidiaries does not exceed 10% of the total outstanding capital stock of the company, (2) the purchases are authorized at a meeting of the shareholders of the acquiring company and, if the acquisition relates to shares in the parent company, the acquiring company’s parent, and (3) such purchases, together with the shares previously held by the company and its subsidiaries, do not result in a net equity less than the company’s stock and its legal or Bylaws undisposable reserves.

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

[8]	Santander Investment Bolsa, S.V., S.A., and Banesto Bolsa, S.A., S.V.B. merged in December 2013 in Santander Investment Bolsa S.V., S.A.U.

The portion of overall trading volume in Santander ordinary shares transacted by Group subsidiaries continues to vary from day to day and from month to month, and is expected to continue to do so in the future. In 2013, 7.59% of the total volume traded in Santander ordinary shares executed on the Primary Spanish Stock Exchange (Bolsas y Mercados Españoles) was transacted by Santander Investment Bolsa S.V., S.A. and 0.94% by Banesto Bolsa S.A., S.V.B. The portion of trading volume in shares allocable to purchases and sales as principal by our companies (treasury shares) was approximately 4.6% in the same period. The monthly average percentage of outstanding shares held by our subsidiaries ranged from 0.171% to 1.264% in 2013. At December 31, 2013, the Parent bank and our subsidiaries held 1,425,239 of our shares (0.013% of our total capital stock as of that date).

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

Subsequently, sub-subsections 1 and 2 of Article 5 of the Bank’s Bylaws have been updated several times to show the current share capital and the number of shares outstanding. The most recent of such amendments corresponds to the one required by the share capital increase carried out on January 31, 2014 and filed with the office of the Mercantile Registry on the following day.

At the 2012 annual general meeting, held on March 30, 2012, our shareholders resolved to amend our Bylaws primarily to bring them into line with statutory amendments affecting Spanish Corporate Enterprises Act, including, specifically, those arising from Act 25/2011, of August 1, partially amending the Spanish Corporate Enterprises Act, and from the adoption of Directive 2007/36/EC, of the European Parliament and of the Council, of July 11 2007, on the exercise of certain rights of shareholders in listed companies.

At the 2013 annual general meeting, held on March 22, 2013, our shareholders resolved to amend our Bylaws to achieve two separate goals: (i) to modify the rules on directors’ remuneration to conform them to the Bank’s practices; and (ii) to adjust the Bylaws to recent statutory amendments regarding capital companies (Ley de Sociedades de Capital) by Law 1/2012, of 22 June, on the simplification of the obligations to provide information and documentation regarding mergers and split-offs of capital companies (“Law 1/2012”).

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

At the 2014 annual general meeting, held on March 28, 2014, our shareholders resolved to amend our Bylaws to achieve two separate goals:

i)	to adjust the Bylaws to statutory amendments regarding corporate governance introduced by: (a) Order EEC/461/2013 of March 20, which determines the content and structure of the annual corporate governance report, of the annual remuneration report and of other reporting instruments of listed corporations (sociedades anónimas), of savings associations and of other entities that issue securities admitted to trading on official securities markets, and (b) Royal Decree-law 14/2013 of November 29, on urgent measures to adjust Spanish Law to European Union regulations governing supervision and solvency of financial institutions; and

ii)	to make certain changes in the Bylaws regarding the organization of the Bank, relating primarily to the provisions of Directive 2013/36/UE of the European Parliament and of the Council, of June 26, 2013, on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms (“Directive CRD IV”). Such Directive, together with (UE) Regulation No. 575/2013 of the European Parliament and of the Council of June 26, 2013 on prudential requirements for credit institutions and investment firms, constitute the new supervision and solvency regulations for credit institutions applicable in the European Union since January 1, 2014.

Our amended Bylaws have not yet been filed with the Mercantile Register, which is required prior to their effectiveness. We expect that the amendments will become effective within the first semester of 2014.

Our current Bylaws are included as Exhibit 1.1. The Bylaws are also available on the Group’s website, which does not form part of this annual report on Form 20-F, at www.santander.com, under the heading “Information for shareholders and investors — General information — Bylaws”.

In 2013, several amendments to the Rules and Regulations of the Board of Directors were recorded with the Companies Register of Cantabria. The purpose of such modifications was to adapt the Rules and Regulations to new legislative developments on corporate governance, specifically including those arising from Royal Decree 256/2013 of April 12, on the assessment of the suitability of members of the board of directors and key function holders, which incorporates into Spanish law the criteria contained in: i) the EBA Guidelines of December 27, 2011 on Corporate Governance, and ii) the EBA Guidelines of November 22, 2012 on the assessment of suitability of the members of the board, executive directors and key function holders at credit institutions. In addition, section 2 of article 28 of the Rules and Regulations were amended regarding the directors’ compensation system for their supervisory and collective decision-making duties, in order to conform it to the wording of article 58.2 of the Bylaws approved at the annual general shareholders’ meeting of March 22, 2013, whereby the profit sharing system was replaced by a system of fixed remuneration.

It is envisaged that the board of directors will modify the Rules and Regulations of the Board to conform them to the new wording of the Bylaws once the proposals to modify them have become effective. Such amendments consist of adapting to Order ECC/461/2013, Royal Decree-Law 14/2013 and the CRD IV Directive (Directive 2013/36/ EU) for the following purposes, among others: (i) to adjust director typology definitions; (ii) to regulate the sphere of competence of a new committee in charge of assisting the board with regards risk, regulation and compliance, adjusting where applicable the other responsibilities of the board committees; and (iii) to specify the requirement that the chairman may not simultaneously serve as chief executive officer.

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

General

As of December 31, 2013, the Bank’s share capital was €5,666,710,244, represented by a single class of 11,333,420,488 book-entry Santander shares with a nominal value of €0.50 each.

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

Our Bylaws do not specify what actions or quorums are required to change the rights of holders of our stock. Under Spanish law, the rights of holders of stock may only be changed by an amendment to the Bylaws of the company that complies with the requirements explained below under “Meetings and Voting Rights”.

Meetings and Voting Rights

We hold our annual general shareholders’ meeting during the first six months of each fiscal year on a date fixed by the board of directors. Extraordinary meetings may be called from time to time by the board of directors whenever the board considers it advisable for corporate interests, and whenever so requested by shareholders representing at least 5% of the outstanding share capital of Santander. At our annual general shareholders’ meeting held on March 30, 2012, our shareholders approved an amendment to our Bylaws to require that notices of all meetings be published at least one month prior to the date set for the meeting, except in those instances in which a different period is established by law, in the Official Gazette of the Mercantile Register or in one of the local newspapers having the largest circulation in the province where the registered office of Santander is located, on the website of the National Securities Market Commission (CNMV) and on the Bank’s website (www.santander.com). In addition, under Spanish law, the agenda of the meeting must be sent to the CNMV and the Spanish Stock Exchanges and published on the company’s website. Our last ordinary general meeting of shareholders was held on March 28, 2014 and our last extraordinary general meeting of shareholders was held on January 26, 2009.

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

At both general shareholders’ meetings held in 2004 (the annual shareholders’ meeting of June 19, 2004 and the extraordinary general meeting of October 21, 2004) our shareholders could exercise their voting and representation rights prior to the meetings by electronic means (via the Internet). In addition, at the extraordinary general shareholders’ meeting of October 21, 2004, our shareholders could vote by mail and in the annual general shareholders’ meetings held on June 18, 2005, June 17, 2006, June 23, 2007, June 21, 2008, June 19, 2009, June 11, 2010, June 17, 2011, March 30, 2012, March 22, 2013 and March 28, 2014, and in the extraordinary general shareholders’ meeting of October 23, 2006, July 27, 2007, September 22, 2008 and January 26, 2009 our shareholders, besides exercising their voting and representation rights prior to the meeting by mail or via the Internet, were able to attend (besides attending and voting in person) via the Internet and were also able to vote in real time on the Internet on the resolutions considered at the meeting.

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

In general, resolutions passed by a general meeting are binding upon all shareholders. In certain circumstances, Spanish law gives dissenting or absent shareholders the right to have their Santander shares redeemed by us at prices determined in accordance with established formula or criteria. Santander shares held by the Bank or its affiliates are counted for purposes of determining quorums but may not be voted by the Bank or by its affiliates.

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

For purposes of determining the quorum, those shareholders who vote by mail or through the Internet are counted as being present at the meeting, as provided by the Rules and Regulations of the Bank’s general shareholders’ meetings. The quorum at the 2014 annual general meeting was 58.820% of the Bank’s share capital.

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

At the Bank’s annual general shareholders’ meeting held on March 28, 2014, our shareholders passed a resolution which, among other things, withdrew, to the extent of the unused amount, the authorization granted by our shareholders at the annual meeting held on March 22, 2013, and gave the board the authority to increase, within a period of three years from the date of the meeting, the Bank’s capital by up to €2,890,266,786.50. Under this resolution, the board is authorized to totally or partially exclude pre-emptive rights, upon the terms of the Spanish law, provided, however, that this power is limited to capital increases carried out under this resolution up to the amount of €1,156,106,714.50.

At the Bank’s annual general shareholders’ meeting held on March 28, 2014, our shareholders passed a resolution which, among other things, withdrew, to the extent of the unused part, the authorization granted by our shareholders at the annual general shareholders meeting held on March 22, 2013, and permitted the Bank to issue, within five years from the date of the meeting, on one or more occasions, debentures, bonds, participating preference shares and other fixed-income securities or debt instruments of a similar nature (including warrants) that are convertible into and/or exchangeable for shares of the Bank in an amount up to €10 billion aggregate principal amount or the equivalent thereof in another currency.

At the Bank’s annual general shareholders’ meeting held on March 28, 2014, our shareholders also passed a resolution by which they authorized the board of directors to issue, on one or more occasions, up to €50 billion euros, or the equivalent thereof in another currency, in fixed-income securities in any of the forms admitted by Law, including bonds, certificates, promissory notes, debentures and preferred interests or debt instruments of a similar nature (including warrants payable by physical delivery or set-off). This power may be exercised by the board of directors within a maximum period of five years from the date of adoption of this resolution by our shareholders, at the end of which period it shall be cancelled to the extent of the unused amount.

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

Once the annual accounts are approved, our shareholders at the general shareholders’ meeting resolve on the allocation of the results for the fiscal year. Dividends may only be distributed out of the earnings for the fiscal year or with a charge to unappropriated reserves, after the payments required by the law and the Bylaws have been made, provided that the stockholders’ equity disclosed in the accounts is not reduced to less than the share capital as a result of the distribution. If there are any losses from prior fiscal years that reduce the Bank’s stockholders’ equity below the amount of the share capital, the earnings must be used to offset such losses.

The amount, time and form of payment of the dividends, to be distributed among our shareholders in proportion to their paid-in capital will be established by resolutions adopted at the general meeting. Our shareholders at the general shareholders’ meeting and the board of directors may make resolutions as to the distribution of interim dividends, subject to limitations and in compliance with the requirements established by the law.

A shareholder’s dividend entitlement lapses five years after the dividend payment date.

Our shareholders at the annual general shareholders’ meeting may resolve that dividends in kind can be paid, provided that:

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

Preemptive Rights

In the event of a capital increase each shareholder has a preferential right by operation of law to subscribe for shares in proportion to its shareholding in each new issue of Santander shares. The same right is vested on shareholders upon the issuance of convertible debt. However, preemptive rights of shareholders may be excluded under certain circumstances by specific approval at the shareholders’ meeting (or upon its delegation by the board of directors) and preemptive rights are deemed excluded by operation of law in the relevant capital increase when our shareholders approve:

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

Law 6/2007 also regulates, among other things: (i) obligations for the board of directors of the offeree company in terms of preventing the takeover bid (passivity rule); and (ii) the squeeze-out and sell-out rights when the offeror is a holder of securities representing at least 90% of the voting capital of the offeree company and the prior takeover bid has been accepted by holders of securities representing at least 90% of the voting rights covered by the bid.

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

Members of the board of directors are elected for an initial term of three years but can be re-elected. One third of the members of the board are re-elected each year.

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

Article 6.2. c) of the Rules and Regulations of the Board incorporates the definition of independent director established in the Unified Code.

This definition should be understood in conjunction with the provisions of article 8.4 of Order ECC/461/2013, introducing a legal definition of independent directors, and also considering the second transitional provision of the Order.

According to the above criteria, eight out of our 16 board members are external independent directors.

The independence standards set forth in the Rules and Regulations of the Board may not necessarily be consistent with, or as stringent as, the director independence standards established by the NYSE. See Item 16G of Part II, “Corporate Governance—Independence of the directors on the board of directors” herein.

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

Our Bylaws provide that the members of the board of directors are entitled to receive compensation for performing the duties entrusted to them by reason of their appointment. The compensation has two components: an annual retainer and attendance fees.

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

The specific amount payable to each of the directors and the form of payment shall be determined by the board of directors. For such purpose, it shall take into consideration the positions held by each director on the board and their membership in and attendance at the meetings of the various committees.

At the Bank’s annual general shareholders’ meeting held on March 28, 2014, our shareholders resolved to amend section 6 of article 58 of our Bylaws in order to adjust the director remuneration system to the provisions of Royal Decree-law 14/2013 of November 29, on urgent measures to adjust Spanish Law to European Union regulations governing supervision and solvency of financial institutions and of Directive 2013/36/UE of the European Parliament and of the Council, of June 26, 2013, on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms (“Directive CRD IV”) in connection with the limits for variable remuneration, which will affect executive directors. Pursuant to such provisions, the Bylaws have included the rule that the variable components of remuneration be set such that there is an appropriate ratio between the fixed and variable components of total remuneration, and the variable components may not exceed 100% of the fixed components, unless the shareholders at a general shareholders’ meeting approve a higher ratio, which shall under no circumstances exceed 200%.

In connection with the foregoing, our shareholders approved at the 2014 annual general meeting a maximum ratio between the fixed and variable components of remuneration for financial year 2014 of up to 200% for an identified staff consisting of a maximum of 785 members.

Our amended Bylaws have not yet been filed with the Mercantile Register, which is required prior to their effectiveness. We expect that the amendments will become effective within the first semester of 2014.

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

According to our Bylaws, the board of directors must, on an annual basis, approve the annual report on directors’ remuneration, which shall include complete, clear and understandable information regarding: (i) the overall summary of the application of such policy during the last fiscal year, including a breakdown of the individual compensation accrued by each director during such fiscal year, (ii) the policy approved by the board for the current year and (iii) the policy, if any, planned for future years. This report must be made available to the shareholders when the annual general shareholders’ meeting is called and must be submitted to a non-binding vote thereof as a separate item on the agenda.

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

Taxation of dividends

Under Spanish law, dividends paid by a Spanish resident company to a holder of ordinary shares or ADSs not residing in Spain for tax purposes and not operating through a permanent establishment in Spain are subject to Spanish Non-Resident Income Tax at a 21% rate. Royal Decree-Law 20/2011 had temporarily increased from 19% to 21% the rate applicable until December 31, 2013, but Law 22/2013 has extended the increased rate until December 31, 2014.

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

A scrip dividend (see Item 4 of Part I, “Information on the Company—A. History and development of the company—Principal Capital Expenditures and Divestitures—Recent events”) will be treated as follows:

•	If the holder of ordinary shares or ADSs elects to receive newly issued ordinary shares or ADSs it will be considered a delivery of fully paid-up shares free of charge and, hence, will not be considered income for purposes of the Spanish Non-Resident Income Tax. The acquisition value, both of the new ordinary shares or ADSs received in the scrip dividend and of the ordinary shares or ADSs from which they arise, will be the result of dividing the total original cost of the shareholder’s portfolio by the number of shares, both old and new. The acquisition date of the new shares will be that of the shares from which they arise.

•	If the holder of ordinary shares or ADSs elects to sell the rights on the market, the amount obtained from the sale of rights will be deducted from the acquisition value of the shares from which the rights arose. If the amount obtained from such sale is higher than the acquisition value of the shares from which the rights arose, the excess amount will be treated as a capital gain for the holder in the fiscal year in which the transfer takes place (please refer to “Taxation of capital gains” below).

•	If the holder of ordinary shares or ADSs elects to receive the proceeds from the sale of rights back to us at a fixed price, the tax regime applicable to the amounts received will be that applicable to cash dividends described above.

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

Taxation of capital gains

Under Spanish law, any capital gains derived from securities issued by persons residing in Spain for tax purposes are considered to be Spanish-source income and, therefore, are taxable in Spain. If you are a U.S. resident, income from the sale of ADSs or shares will be treated as capital gains for Spanish tax purposes. Since January 1, 2012, Spanish Non-Resident Income Tax is levied at a 21% rate on capital gains realized by persons not residing in Spain for tax purposes who are not entitled to the benefit of any applicable treaty for the avoidance of double taxation. Royal Decree-Law 20/2011 had temporarily increased the applicable rate from 19% to 21% until December 31, 2013, but Law 22/2013 has extended the increased rate until December 31, 2014.

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

Law 4/2008 amended the Spanish wealth tax law, introducing a 100% tax rebate and eliminating the obligation to file any form for tax periods starting as of January 1, 2008. However, Royal Decree-Law 13/2011, extended by Law 16/2012 and Law 22/2013, has temporarily restored the wealth tax abolishing the 100% tax rebate until January 1, 2015 and introduced a €700,000 tax free amount.

As a result of the above legislation, non-residents of Spain who held shares, ADSs, or other assets or rights located in Spain according to Spanish wealth tax law, on the last day of 2012, 2013 or 2014, whose combined value exceeds €700,000 might be subject to the Spanish wealth tax on that excess amount at marginal rates varying between 0.2% and 2.5%, and would be obliged to file the corresponding wealth tax return.

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

Gifts granted to corporations non-resident in Spain are subject to Spanish Non-Resident Income Tax at a 21% tax rate on the fair market value of the shares as a capital gain. Royal Decree-Law 20/2011 has temporarily increased from 19% to 21% the rate applicable until December 31, 2013 but Law 22/2013 has extended the increased rate until December 31, 2014. If the donee is a United States corporation, the exclusions available under the Treaty described in the section “Taxation of capital gains” above will be applicable.

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

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before delivery of shares to the depositary, or intermediaries in the chain of ownership between U.S. holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. holders of American depositary shares. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of Spanish taxes and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by these parties or intermediaries.

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

A scrip dividend (see Item 4 of Part I, “Information on the Company – A. History and development of the company – Principal Capital Expenditures and Divestures – Recent Events”) will be treated as a distribution of cash, even if a U.S. Holder elects to receive the equivalent amount in shares. In that event, the U.S. Holder will be treated as having received the U.S. dollar fair market value of the shares on the date of receipt, and that amount will be the U.S. Holder’s tax basis in those shares. The holding period for the shares will begin on the following day.

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

Subject to certain generally applicable limitations that may vary depending upon a U.S. Holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, a U.S. Holder will be entitled to a credit against its U.S. federal income tax liability for Spanish income taxes withheld at a rate not exceeding the rate provided by the Treaty. Spanish income taxes withheld in excess of the rate applicable under the Treaty will not be eligible for credit against a U.S. Holder’s federal income tax liability. See “Spanish tax considerations – Spanish refund procedure” for a discussion of how to obtain amounts withheld in excess of the applicable Treaty rate. The limitation on foreign taxes eligible for credit is calculated separately with regard to specific classes of income. Instead of claiming a credit, a U.S. Holder may, at its election, deduct such otherwise creditable Spanish taxes in computing taxable income, subject to generally applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

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

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for the 2013 taxable year. However, because our PFIC status depends upon the composition of our income and assets and the fair market value of our assets (including, among others, less than 25% owned equity investments) from time to time, and upon certain proposed Treasury Regulations that are not yet in effect but are proposed to become effective for taxable years after December 31, 1994, there can be no assurance that we were not or will not be a PFIC for any taxable year.

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

In addition, if we were a PFIC in a taxable year in which we paid a dividend or the prior taxable year, the reduced rate on dividends discussed above with respect to non-corporate U.S. Holders would not apply.

If we were a PFIC for any taxable year during which a U.S. Holder owned the ADSs or shares, the U.S. holder would generally be required to file IRS Form 8621 with their annual U.S. federal income tax returns, subject to certain exceptions.

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

We have divided this section into the following ten parts:

•	Corporate principles of risk management, control and risk appetite;

•	Corporate governance of the risk function;

•	Integrated risk control and internal risk validation;

•	Clusters of risk;

•	Credit risk;

•	Market risk.

•	Liquidity and funding risk;

•	Operational risk;

•	Compliance and reputational risk; and

•	Capital.

Part 1. Corporate principles of risk management, control and risk appetite

1.1 Corporate principles

The Group’s risk management model underlying the business model is based on the following principles:

•	Independence of the risk function with respect to the business. The head of the Group’s risk division, as second deputy chairman and as chairman of the risk committee, reports directly to the executive committee and the board. The segregation of functions between the business areas and the risk areas entrusted with risk acceptance, measurement, analysis, control and reporting provides sufficient independence and autonomy for proper risk control.

•	Direct involvement of senior management in the decision-making process.

•	Decisions by consensus, in order to ensure that different opinions are taken into account and avoid individual decision making, even at branch level. Decisions on credit transactions taken jointly by the risk and commercial areas, and the ultimate decision lies with the risk area in the event of discrepancy.

•	Definition of powers. The type of activities to be performed, segments, risks to be assumed and risk decisions to be made are clearly defined for each risk approval and risk management unit, based on their delegated powers. How transactions should be arranged and managed and where they should be recognized for accounting purposes is also defined.

•	Corporate control. Risk is controlled and managed in an integrated fashion through a corporate structure with Group-wide responsibilities (all risk, all businesses, and all geographical areas).

At the Group, the risk management and control process is conducted as follows:

•	Definition of risk appetite, the purpose of which is to delimit, synthetically and explicitly, the levels and types of risk the Group is willing to assume in the performance of its business.

•	Establishment of risk policies and procedures, which constitute the basic regulatory framework governing risk activities and processes. The local risk units use the mirror structures they have established to transpose the corporate risk regulations into their internal policies.

•	Construction, independent validation and approval of the risk models developed pursuant to corporate methodological guidelines. These tools enable Santander to systematize the risk origination, monitoring and recovery processes, the calculation of expected loss and capital required, and the measurement of the held-for-trading portfolio.

•	Implementation of a risk monitoring and control system which checks, on a daily basis and with the corresponding reports, the degree to which the Group’s risk profile matches the risk policies approved and the risk limits set.

1.2 Risk culture

The risk culture is based on the principles of the Group’s risk management model detailed above and is transmitted to all of the organization’s business and management units, supported, inter alia, by the following levers:

•	At the Group, the risk function is independent from the business units. This allows its criteria and opinions to be taken into account in the various spheres in which the Group’s businesses are carried on.

•	The structure of the delegation of powers at the Group requires a large number of transactions to be submitted for validation by one of the Group’s central services risk committees, namely the global risk unit committee, the risk committee or the Group’s executive committee. The highly frequent nature of the meetings of these validation and monitoring committees (twice a week in the case of the risk committee; once a week in the case of the executive committee) enables a high degree of agility in the resolution of proposals while, at the same time, ensuring the assiduous participation of senior management in the daily management of the Group’s various risks.

•	The Group has action manuals and policies regarding risk management. The risk and business teams hold periodic business orientation meetings which establish approaches that are in line with the Group’s risk culture. Similarly, risk and business executives participate as speakers at the meetings of the Group central services’ various transaction resolution committees mentioned above, and this facilitates the transmission of the criteria and approaches emanating from senior management to both the teams of executives and the organization’s other risk committees. The non-assignment of personal powers requires all decisions to be taken by group bodies, which makes decision-making more rigorous and transparent.

•	Limit plan: the Group has implemented a comprehensive risk limit system, which is updated at least once a year and encompasses both credit risk and the various trading, liquidity and structural market risk exposures (for each business unit and by risk factor). Credit risk management is supported by credit management programs (individual customers and small businesses), rating systems (exposures to medium-sized and large companies) and pre-classifications (large corporate customers and financial counterparties). There are also limits on operational risk.

•	The exposure information and aggregation systems in place at the Group allow it to monitor exposures on a daily basis, to check that the approved limits are complied with systematically, and to adopt, if necessary, the appropriate corrective measures.

•	The main risks are analyzed not only when they are originated or when problems arise in the ordinary recovery process, but also on an ongoing basis for all customers.

•	Other procedures supporting the transmission of the risk culture are the training activities performed at the corporate risk school, the remuneration and incentives policy -which always includes performance-based variables that take into account risk quality and the Group’s long-term results-, employees’ adherence to the general codes of conduct and systematic, independent action taken by the internal audit services.

1.3 Risk appetite at the Group

Risk appetite is defined at the Group as the amount and type of risk that it considers reasonable to assume in implementing its business strategy, in order to ensure that it can continue to operate normally if unexpected events occur. To this end, severe scenarios are taken into account, which might have an adverse impact on its levels of capital or liquidity, its profits and/or its share price.

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

Senior management is responsible for achieving the desired risk profile -which is reflected in the approved annual budget and in the medium-term strategic plan-, and for the day-to-day management of risk. Thus, it ensures that the usual limit structures formalized for each risk are properly connected to the established risk appetite metrics.

These limit structures for each risk are complementary to the risk appetite and fundamental to the articulation of an effective management thereof on a day-to-day basis. If the established risk appetite levels are reached, the required management measures must be adopted so that the desired risk profile can be restored.

Every quarter, the risk committee and the executive committee of the Group check compliance with the risk appetite at both Group and business unit level.

In 2013 further progress was made in the effective application of the risk appetite framework at the Group through both the related quarterly reviews referred to above and its implementation in certain of the Group’s main units.

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

These metrics are calculated for severe stress scenarios that are plausible but unlikely to occur.

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

The time horizon for the materialization of the adverse effects for all the risks considered is generally three years, or one year for market risk. Accordingly, the risk appetite framework should be complied with for each of the following three years.

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

Also, in view of the related stress scenarios referred to in the preceding section, the Group’s risk appetite establishes that its risk profile must be such that the unexpected effect of these stress scenarios does not impair the core capital ratio by more than 100 basis points.

This capital approach included in the risk appetite framework is complementary to and consistent with the capital target for the Group that was approved as part of the capital planning process (Pillar II) implemented at the Group for a period of three years.

Liquidity position

The Group has implemented a funding model based on autonomous subsidiaries that are responsible for covering their respective liquidity requirements. Based on this premise, liquidity management is performed at the level of each of the subsidiaries within the corporate management framework which implements its basic principles (decentralization, medium- and long-term balance between the source and the use of funds, high weighting of customer deposits, diversification of wholesale sources, low recourse to short-term funding, sufficient liquidity reserve) and it is based on three fundamental pillars (governance model, balance sheet analysis and liquidity risk measurement, and management adapted to the needs of the business).

The Group’s liquidity risk appetite establishes a structural funding ratio of over 100%, i.e. the medium- and long-term customer deposits, capital and issues must exceed the structural funding needs defined basically as loans and credits and investments in Group companies. In addition, liquidity position and horizon targets are set for local and global systemic stress scenarios and idiosyncratic stress scenarios.

Supplementary quantitative metrics of concentration risk appetite

The Group wishes to maintain a widely diversified risk portfolio from the perspective of its exposure to large risks, to certain markets and to specific products. This is obtained firstly by virtue of the Group’s focus on the retail banking business with a high level of international diversification.

Concentration risk is measured using the following metrics for which risk appetite thresholds are established as a proportion of capital or loans and credits (generally):

•	Customer (in proportion to capital): a) maximum individual net exposure to corporate customers (also, customers with internal ratings below the investment grade equivalent and which exceed a certain exposure level are monitored); b) maximum aggregate net exposure to the Group’s 20 largest corporate customers (Top 20); c) maximum aggregate net exposure of the exposures considered to be large exposures (corporate and financial customers); and d) maximum effect on earnings before tax (EBT) of the simultaneous default of the five largest corporate exposures (jump to default Top 5).

•	Sector: maximum exposure of the corporate portfolio in a given economic sector as a percentage of loans and credits (both total loans and credits and those to the corporate segment).

•	Portfolios with a high risk profile (defined as retail portfolios with percentage risk premiums above the established threshold): maximum percentages of exposure to this type of portfolio as a proportion of loans and credits (both total and retail loans and credits) and for the various business units.

Non-financial risks

•	Operational risk: a maximum ratio of net operational risk losses to total income is established (for both the Group and each unit). In addition, the Group assesses the management status, which is based on the results of indicators of various matters including, inter alia, governance and management, budgetary compliance, quality of events databases, and corporate self-assessment questionnaires on the control environment. In accordance with the Basel specifications, net losses include the losses that might arise from compliance risk.

•	Compliance and reputational risk: zero risk appetite. Consequently, the Group’s objective is to minimize the incidence of this type of risk, which it monitors on a systematic basis through the compliance and reputational risk indicator resulting from the measurement matrix created for this purpose.

Qualitative elements of the risk appetite

In general, the Group’s risk appetite framework is based on maintaining the following qualitative objectives:

•	A predictable general medium-low risk profile based on a diversified business model focusing on retail banking with a diversified international presence and significant market shares, and a wholesale banking model which prioritizes the relationship with the customer base in the Group’s principal markets.

•	A target rating of between AA- and A-, both at Group level and for the local units (at local scale), based on the environment and on the performance of sovereign risk.

•	A stable, recurring earnings generation and shareholder remuneration policy based on a strong capital and liquidity base and a strategy to effectively diversify sources and maturities.

•	A corporate structure based on autonomous subsidiaries that are self-sufficient in capital and liquidity terms, minimizing the use of non-operating or purely instrumental companies, and ensuring that no subsidiary has a risk profile that might jeopardize the Group’s solvency.

•	An independent risk function with highly active involvement of senior management to guarantee a strong risk culture focused on protecting and ensuring an adequate return on capital.

•	To maintain a management model that ensures that all risks are viewed in a global interrelated way through a robust corporate risk control and monitoring environment with global responsibilities: all risks, all businesses, and all geographical areas.

•	A business model that focuses on the products with respect to which the Group considers that it has sufficient knowledge and management capacity (systems, processes and resources).

•	The confidence of customers, shareholders, employees and professional counterparties, enabling the Group to conduct its business within the bounds of its social and reputational commitment, in accordance with its strategic objectives.

•	The availability of sufficient and adequate human resources, systems and tools in order to enable Santander Group to maintain a risk profile compatible with the established risk appetite, at both global and local level.

•	The application of a remuneration policy containing the incentives required to ensure that the individual interests of employees and executives are in line with the corporate risk appetite framework and that the incentives are consistent with the Group’s long-term earnings performance.

The Group’s risk appetite framework also contains specific qualitative objectives for the various types of risk considered:

Living wills (recovery and resolution plans)

The Group has a corporate structure based on autonomous subsidiaries that are self-sufficient in capital and liquidity terms and it ensures that none of these subsidiaries has a risk profile that might jeopardize the Group’s solvency.

In 2010 the Group filed its corporate living wills with the supervisor of the consolidated Group, the Bank of Spain. Moreover, although it was not required, in 2010 further summarized individual living wills were prepared for the important geographical units, including Brazil, Mexico, Chile, Portugal and the U.K..

In 2013 the fourth version of the corporate living wills was prepared. As with the first three versions in 2010, 2011 and 2012, the Group submitted the fourth version of the living wills to its CMG (Crisis Management Group) in September 2013. The 2013 living wills comprises the corporate plan (corresponding to Banco Santander, S.A.) and the individual plans for most of its most important local units (the U.K., Brazil, Mexico, the U.S. – Santander USA, Germany and Portugal). Particularly noteworthy are the cases of the U.K., Germany and Portugal, where, irrespective of the obligation to be part of the corporate living wills, a complete version was prepared in compliance with local regulatory initiatives.

We also submitted our U.S. resolution plan in December 2013. The resolution plan is subject to review by the Federal Reserve Board and the FDIC.

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

The risk committee, an executive body that adopts decisions within the scope of the powers delegated by the board, is presided over by the second vice-chairman of the Group and also comprises a further four directors of the Bank.

The responsibilities assigned to the risk committee are essentially as follows:

•	To propose to the board the Group’s risk policy, which will identify, in particular:

•	The various types of risk (financial, operational, technological, legal and reputational, inter alia) facing the Group.

•	The information and internal control systems to be used to control and manage these risks.

•	The level of risk deemed acceptable by the Group.

•	The measures envisaged to mitigate the impact of the identified risks in the event that they materialize.

•	To conduct systematic reviews of the Group’s exposure to its main customers, economic activity sectors, geographical areas and types of risk.

•	To authorize the management tools and risk models and ascertain the result of their internal validation.

•	To ensure that the Group’s actions are consistent with the previously defined risk appetite.

•	To be informed of, assess and follow such remarks and recommendations as may periodically be made by the supervisory authorities in discharging their function.

•	To resolve transactions outside the powers delegated to lower-ranking bodies and the overall limits for pre-classified risk categories for economic groups or in relation to exposure by type of risk.

The risk committee has delegated certain of its powers to risk subcommittees which are structured by geographical area, business line and type of risk, all of which are defined in the corporate risk governance model.

In addition, both the executive committee and the board of directors of the Bank pay particular attention to the management of the Group’s risks.

At the 2014 annual general meeting, held on March 28, 2014, our shareholders passed a resolution proposed by the board of directors to amend our Bylaws in compliance with the CRD IV to establish a new committee of the board to assist the latter on matters of risk, regulation and compliance.

Our amended Bylaws have not yet been filed with the Mercantile Register, which is required prior to their effectiveness. We expect that the amendments will become effective within the first semester of 2014.

Once such committee is set up, the risk committee will retain its powers with respect to risk management and the new committee will assume advisory and support functions on issues of supervision and risk control, the definition of Group’s risk policies, relations with supervisors and compliance issues, the latter being handed over from the current audit and compliance committee, which will henceforth be known as the audit committee.

The second vice-chairman of the Group is the person ultimately responsible for risk management. He is also a member of the board of directors and chairman of the risk committee, and two general risk units report to him. These units are independent of the business areas from both a hierarchical and functional standpoint, and their organizational and functional structure is as follows:

•	The risk unit (“DGR”) is responsible for the executive credit risk and financial risk management functions and for the control of other risks (mainly technology, operational and compliance risk), and it is adapted to the structure of the business, both by type of customer and by activity and geographical area (global/local perspective).

The areas of the risk unit are divided into three blocks:

•	A structure for the management and control of financial risks (credit, market and structural risk) and the control of other risks. This block includes the following areas: loans to individuals, loans to companies, loan approval and monitoring, market and structural risks and non-financial risk control.

•	A business structure, centered on the performance of the risk function in the Group’s global and local businesses. This block includes the following areas: Santander Consumer Finance risk management, global business risk management, and asset write-downs and recoveries.

•	A structure for the establishment of frameworks, the development and implementation of models and information infrastructure. This block includes the following areas: risk policies, methodology and risk information management.

In compliance with the aforementioned structure, the Group has defined a planning and governance area responsible for the coordination of new projects and the internal management of all the units, and a risk monitoring and consolidation area responsible for overseeing all risks on an overall basis.

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

In general, it is possible to distinguish the main functions performed by the global areas of the DGR and by the units:

•	The risk unit establishes risk policies and criteria, global limits and decision-making and control processes; it generates management schemes, systems and tools; and it adapts the best practices of both the banking industry and the various local units for their application in the Group.

•	The local units apply the policies and systems to the local market; they adapt the management schemes and organization to the corporate frameworks; they contribute criticism and best practices; and they lead local projects.

•	The integrated risk control and internal risk validation unit, with global-reaching corporate responsibilities, which provide support to the Group’s governing bodies, namely:

•	Internal validation of the credit and market risk and economic capital models in order to measure their suitability for management and regulatory purposes. The validation exercise envisages the review of the theoretical fundamentals of the model, the quality of the data used to build and calibrate the model, and its use and the associated corporate governance process.

•	Integrated risk control, the purpose of which is to supervise the quality of the Group’s risk management, seeking to ensure that the systems for the management and control of the risks inherent to its activity comply with the strictest criteria and the best practices observed in the industry and/or required by the regulators, and verifying that the risk profile actually assumed is within the guidelines laid down by senior management.

Part 3. Integrated risk control and internal risk validation

The integrated risk control and internal risk validation functions are located, at corporate level, within the integrated risk control and internal risk validation unit, reporting directly to the second vice-chairman of the Group and chairman of the risk committee, and provide support for the Group’s governing bodies in risk control and management matters.

3.1 Integrated risk control function

In 2008 the Group launched the integrated risk control function in order to ensure an integrated view of the management of all the risks affecting the performance of the Group’s ordinary activities. The risks taken into consideration are: credit risk (including concentration and counterparty risks); market risk (including liquidity risk and structural interest rate and foreign currency risks); operational and technology risk; and compliance and reputational risk.

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

The function is characterized by having global and corporate scope and encompasses all risks, all businesses and all geographical areas. It is a third layer of control which follows the control performed in the first instance by the officer responsible for managing and controlling each risk at each business or functional unit (first layer of control) and by each officer responsible for the control of each risk at corporate level (second layer of control). This system ensures a vision and, therefore, the integrated monitoring of all the risks incurred by the Group in the performance of its business activities.

3.2 Independent internal validation of risk models

In addition to constituting a regulatory requirement, the internal validation of risk models function provides essential support to the board’s risk committee and the local and corporate risk committees in the performance of their duties to authorize the use of the models (for management and regulatory purposes) and to review them regularly.

To this end, a sufficiently independent specialized unit of the Group issues an expert opinion on the adequacy of the internal models for the intended internal management and/or regulatory purposes (calculation of regulatory capital, level of provisions, etc.), expressing a conclusion on their robustness, usefulness and effectiveness.

At the Group, internal validation covers all models used in the risk function, i.e. credit, market, structural and operational risk models and economic and regulatory capital models. The scope of the validation includes not only the more theoretical or methodological aspects, but also the technology systems and the data quality that facilitate and underpin the effective operation of the models and, in general, all the relevant aspects of risk management (controls, reporting, uses, involvement of senior management, etc.).

This function is performed at a global and corporate level in order to ensure uniformity of application, and is implemented through five regional centers located in Madrid, London, São Paulo, New York and Wroclaw (Poland). From a functional standpoint, these centers are fully accountable to the corporate center, which makes it possible to ensure consistency in the performance of their activities. This system facilitates the application of a corporate methodology that is supported by a set of tools developed internally by the Group that provide a robust corporate framework to be used at all the Group’s units and which automate certain verifications to ensure efficient reviews.

It should be noted that the Group’s corporate internal validation framework is fully consistent with the internal validation standards for advanced approaches issued by the Bank of Spain and by the other supervisors to which the Group is subject. Accordingly, the Group maintains the segregation of functions between internal validation and internal audit, which, in its role as the last layer of control at the Group, is responsible for reviewing the methodology, tools and work performed by internal validation and for giving its opinion on the degree of effective independence.

Part 4. Clusters of risk

The Group’s senior management considers that there are clusters of risk that affect its business and, therefore, the risks arising from it. These clusters and the actions adopted to mitigate them are as follows:

•	Macroeconomic environment: at times of crisis it is particularly important to pay attention to the volatility of the macroeconomic environment. Geographical diversification protects the Group’s results by minimizing the impact of this volatility, and it enables the Group to maintain a medium-low risk profile. In addition, the Group uses scenario analysis techniques to ensure that its risk profile is maintained within the established risk appetite and that the balance sheet is resistant to potential adverse macroeconomic scenarios. These analyses are regularly submitted to senior management, and they include the potential impact on the income statement of the effect of the scenarios on margins, credit risk and counterparty risk losses and the trading portfolio. The analyses also consider the impact of adverse scenarios on the Group’s liquidity position.

•	Regulatory change: as a response to the financial crisis in recent years, the regulators and competent authorities in banking matters are designing a series of measures intended to avoid future crises and to mitigate their impact, if any. Compliance with these measures by financial institutions, especially those designated as systemic, is having an impact on various areas: capital requirements, liquidity, transparency, etc.

The constant monitoring of the changes in the regulatory framework and the anticipation of these changes to enable Santander to adapt swiftly to the new requirements constitute the basic pillars of the Bank’s approach to these matters.

The public policy department, which forms part of the communications, corporate marketing and research division, assumes the task of monitoring and managing regulatory alerts, in coordination with the general secretariat division, the controller’s unit, the finance and risk divisions and the support and business areas affected by these alerts. The persons responsible for public policy at division level hold meetings on a monthly basis and those responsible for public policy at country level hold a teleconference every month in order to ensure coordination at Group level.

This approach is encouraged and supported from the highest echelons of the Bank’s senior management. The public policy committee, which is chaired by the CEO, is the forum where the main regulatory changes are reported, the impact thereof is analyzed and the strategy to be adopted regarding these matters is designed.

•	Reputational and conduct risk: in order to mitigate the impact of these risks, in recent years the Group has substantially reinforced its control of all matters relating to the marketing of products (including follow-up) and customer relations. This matter is currently the focus of considerable attention by both the supervisors and public opinion, not only in relation to investment products but also banking products and financial services in general.

Part 5. Credit risk

5.1 Introduction to the treatment of credit risk

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

The Group has a mainly retail profile, with more than 80% of its total risk exposure being generated by its commercial banking business.

5.2 Main aggregates and variations

5.2.1 Global credit risk map - 2013

Following are the main aggregates relating to credit risk arising on customer business:

	Credit risk exposure to customers(1) (millions of euros)			Non-performing loans ratio (%)			Coverage ratio (%)
	2013	2012	2011	2013	2012	2011	2013	2012	2011

Continental Europe	312,167	332,261	353,506	9.13	6.29	5.24	57.3	77.0	55.2
Spain	189,783	210,536	223,456	7.49	3.84	3.30	44.0	50.0	50.9
Santander Consumer Finance	58,628	59,387	59,442	4.01	3.90	3.97	105.3	109.5	109.3
Portugal	26,810	28,188	30,607	8.12	6.56	4.06	50.0	53.1	54.9
Poland	18,101	10,601	9,120	7.84	4.72	4.89	61.8	68.3	65
United Kingdom	235,627	254,066	257,698	1.98	2.05	1.85	41.6	44.1	37.5
Latin America	150,979	160,413	159,445	5.03	5.42	4.32	84.6	87.5	97.0
Brazil	79,216	89,142	91,035	5.64	6.86	5.38	95.1	90.2	95.2
Mexico	24,024	22,038	19,446	3.66	1.94	1.82	97.5	157.3	175.7
Chile	31,645	32,697	28,462	5.91	5.17	3.85	51.1	57.7	73.4
Puerto Rico	4,023	4,567	4,559	6.29	7.14	8.64	61.6	62.0	51.4
Argentina	5,283	5,378	4,957	1.42	1.71	1.15	140.4	143.3	206.9
United States	40,349	44,678	43,052	2.23	2.29	2.85	93.6	105.9	96.2

Total Group	738,558	793,448	820,968	5.64	4.54	3.90	61.7	72.4	61.0

(1)	Including gross loans and advances to customers, guarantees, documentary credits and the mark-to-market of customer derivatives (€5,505 million).

At 2013 year-end credit risk exposure had fallen by 7%. This fall was experienced across the board, except for Brazil, Mexico, Chile and Poland, where growth was observed in 2013 in local currency terms. These lending levels, together with non-performing loans of €41,652 million, placed the Group’s non-performing loans ratio at 5.64% (up 110 basis points. from 2012).

The Group’s coverage ratio stood at 62%. It is important to take into account that the ratio benefits from the relative proportion of the mortgage portfolios (especially in the U.K. and Spain), which require lower on-balance-sheet provisions since they are secured by collateral.

5.3 Detail of geographical areas with the highest concentrations

Following is a description of the portfolios in the geographical areas where the Group’s risk concentration is highest:

5.3.1 U.K.

Credit risk exposure to U.K. customers amounted to €235,627 million at the end of December 2013, and represented 31.9% of the Group total.

Due to its importance, not only to Santander UK, but also to Santander Group’s lending activity as a whole, the mortgage loan portfolio (which totaled €177,617 million at the end of December 2013) must be highlighted.

This portfolio is composed entirely of first-mortgage home purchase or refurbishment loans to new and existing customers, since transactions involving second or successive liens on mortgaged properties are no longer originated.

The property on which the mortgage guarantee is constituted must be located in the U.K., irrespective of where the funding is to be employed, except for certain one-off transactions. Loans may be granted for the purchase of residences abroad, but the mortgage guarantee must in all cases be constituted on a property located in the U.K..

Geographically speaking, the credit risk exposure is concentrated mainly in the South East of England, where house price indices reflect a more stable behavior, even in times of economic slowdown.

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

The non-performing loans ratio rose from 1.74% in 2012 to 1.88% at 2013 year-end.

This rise can be explained mainly by the fall in loans and credits due to the application of the strict lending and pricing policies implemented in recent years. The effect of these measures has been to reduce exposure to certain of the worst performing subsegments, such as interest-only mortgages, to a greater extent than the new lending generated, resulting in a corresponding reduction in total stock.

There was a significant improvement in the performance of non-performing loans as a result of the more favorable macroeconomic environment and the increase in re-performing loans due to the improved efficiency of the recovery teams. Thus, the amount of non-performing loans increased by 1.1% to €3,453 million, including foreclosed homes, compared with the 8.5% rise in 2012.

The credit policies limit the maximum loan-to-value criteria to 90% for loans on which principal and interest are repaid and to 50% for loans on which interest is paid periodically and the principal is repaid on maturity.

Current credit risk policies expressly prohibit loans considered to be high risk (subprime mortgages), and establish demanding requirements regarding the credit quality of both loans and customers. For example, the granting of mortgage loans with LTVs exceeding 100% has been forbidden since 2009. Between 2009 and 2012 less than 0.1% of new production had an LTV higher than 90%.

5.3.2 Spain

5.3.2.1 Portfolio overview

Total credit risk in Spain (including guarantees and documentary credits but excluding Spain’s run-off real estate unit) amounted to €189,783 million (26% of the Group total), with an adequate degree of diversification in terms of both products and customer segments. In 2013 lending levels continued to fall as a result of the decrease in the demand for credit and the economic situation. The non-performing loans ratio stood at 7.49%. The coverage ratio stood at 44%.

5.3.2.2 Portfolio of home purchase loans to families

Home purchase loans granted to families in Spain stood at €55,158 million at 2013 year-end. Of this amount, 98% was secured by mortgages.

In millions of euros	31-12-13
	Gross amount	Of which: Impaired
Home purchase loans	55,158	4,041
Without mortgage guarantee	863	461
With mortgage guarantee	54,295	3,580

The risk profile of the home purchase mortgage loan portfolio in Spain remained at a medium-low level, with limited prospects of additional impairment:

•	All mortgage transactions include principal repayments from the very first day.

•	There is a frequent practice of early repayment, as a result of which the average life of transactions is much shorter than the contractual term.

•	Debtors provide all their assets as security, not just the home.

•	High quality of the collateral, since the portfolio consists almost exclusively of principal-residence loans.

•	88% of the portfolio has an LTV of less than 80%.

•	Stable average debt-to-income ratio at around 29%.

The following table sets forth the loan to value ratio of our home purchase loan portfolio with mortgage guarantee in Spain as of December 31, 2013, taking into account guarantee values at the time of origination:

	12/31/13
	Loan-to-value ratio
In millions of euros	Less than or equal to 40%	More than 40% and less than 60%	More than 60% and less than 80%	More than 80% and less than or equal to 100%	More than 100%	Total
Initial gross amount	12,703	16,642	18,185	5,683	1,083	54,295
Of which: Impaired	277	641	1,353	951	358	3,580

For internal management purposes, the Group updates the LTV ratios at least once a year, taking into consideration published house price indices. Also, if a debtor becomes impaired the Group updates the appraisals undertaken by valuers, which are taken into account in the estimate of impairment losses.

5.3.2.3 Portfolio of loans to non-real estate companies

The €106,042 million of loans granted directly to SMEs and companies constitute the most important lending segment in Spain, representing 56% of the total.

Most of the portfolio relates to individualized customers to which a risk analyst has been assigned because of the risk assumed. The risk analyst monitors the customer on an ongoing basis in all the phases of the risk cycle.

The non-performing loans ratio of this portfolio was 8.72% in 2013, impacted by the continuity of the complicated economic environment and by the drop in lending.

5.3.2.4 Real estate loan portfolio

Gross real estate exposure in Spain amounted to €20,936 million at 2013 year-end, of which €12,105 million related to loans and €8,831 million to foreclosed properties. Of these amounts, €11,355 million of loans and €7,990 million of foreclosed properties are managed using a specialized management model in a separate unit called “Real estate operations discontinued in Spain” (Spain’s run-off real estate), which also manages investments in the real estate industry (Metrovacesa, S.A. and the Spanish Bank Restructuring Asset Management Company).

The policy of severely reducing the balances in this segment continued in 2013.

	Millions of euros
	31-12-13	31-12-12	31-12-11
Balance at beginning of year	15,867	23,442	27,334
Foreclosed assets	(848)	(930)	(914)
Reductions (*)	(2,114)	(5,670)	(2,742)
Written-off assets	(800)	(975)	(236)

Balance at end of year (net)	12,105	15,867	23,442

(*)	Includes sales of portfolios, cash recoveries and third-party subrogations

Third party subrogation correspond to the replacement of the original borrower (real estate developer) with a private individual who acquires a share to the loan equivalent to the house acquired from the developer by such individual. These loans are included in the “House purchase loan portfolio”.

The NPL ratio of this portfolio ended the year at 61.7% (compared with 47.7% at December 2012) due to the increase in the proportion of impaired assets in the problem loan portfolio and, in particular, to the sharp reduction in lending in this segment. The table below shows the distribution of the portfolio. The coverage ratio of the real estate exposure in Spain stands at 41.1%.

Millions of euros	12/31/13
	Gross amount	Excess over collateral value	Specific allowance
Financing for construction and property development recorded by the Group’s credit institutions (business in Spain)	12,105	5,173	4,981
Of which: Impaired	7,473	3,869	3,960
Of which: Substandard	2,972	1,011	1,021
Memorandum item: Written-off assets	1,642

Memorandum item: Data from the public consolidated balance sheet	12/31/13
Millions of euros	Carrying amount
Total loans and advances to customers excluding the public sector (businesses in Spain)	160,478
Total consolidated assets	1,115,638
Impairment losses and credit risk allowances. Collective coverage (business in Spain)	213

The Group calculates the loan loss allowance individually as the difference between the carrying amount of the debt and the present value of its estimated cash flows over the life of the agreement, including those from the guarantees, less costs to sell.

At year-end, this portfolio had low concentration and an adequate level of collateral and allowances.

	Loans: Gross amount	Loans: Gross amount
	12/31/13	12/31/12
1. Without mortgage guarantee	1,562	2,225
2. With mortgage guarantee	10,543	13,642
2.1 Completed buildings	5,600	7,025
2.1.1 Residential	3,192	3,491
2.1.2 Other	2,408	3,534
2.2 Buildings under construction	685	1,493
2.2.1 Residential	573	1,080
2.2.2 Other	112	413
2.3 Land	4,258	5,124
2.3.1 Developed land	3,751	4,705
2.3.2 Other land	507	419

Total	12,105	15,867

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

The loan approval processes are managed by specialist teams which, working in direct coordination with the sales teams, have a set of clearly defined policies and criteria:

•	Property developers with a strong solvency profile and a proven track record in the market.

•	Strict criteria regarding the specific parameters of the transactions: exclusive financing for the construction cost, high percentages of accredited sales, principal residence financing, etc.

•	Support of financing of government-subsidized housing, with accredited sales percentages.

•	Restricted financing of land purchases, subject to the restoration of a sufficient level of coverage in existing financing arrangements or to the obtainment of increased collateral.

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

The management of on-balance-sheet property assets is performed by companies that specialize in the sale of property (Altamira Santander Real Estate, S.A.) and is supplemented by the commercial network structure. The sale prices are reduced in line with market conditions.

Foreclosed properties

As a last resort, the acquisition and foreclosure of property assets is one of the mechanisms adopted in Spain in order to manage the portfolio efficiently. At December 31, 2013, the net balance of these assets amounted to €4,146 million (gross amount: €8,831 million; recognized allowance: €4,685 million).

The following table shows the detail of the assets acquired and foreclosed by the businesses in Spain at 2013 and 2012 year-end:

Millions of euros	12/31/13		12/31/12
	Carrying amount	Of which: Allowance	Carrying amount	Of which: Allowance
Property assets arising from financing provided to construction and property development companies	3,397	4,151	2,906	3,650
Of which:
Completed buildings	1,059	727	793	498
Residential	492	338	393	236
Other	567	389	400	262
Buildings under construction	366	369	283	281
Residential	366	368	274	273
Other	—	1	9	8
Land	1,972	3,055	1,830	2,871
Developed land	926	1,390	1,302	2,024
Other land	1,046	1,665	528	847
Property assets from home purchase mortgage loans to households	747	530	707	454
Other foreclosed property assets	2	4	61	60

Total property assets	4,146	4,685	3,674	4,164

Equity instruments, ownership interests and financing provided to non-consolidated companies holding these assets	647	751	649	749

Total	4,793	5,436	4,323	4,913

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

The changes in foreclosed assets were as follows:

	Thousands of millions of euros
	2013	2012
Gross additions	1.9	2.1
Disposals	0.9	2.8
Difference	1.0	(0.7)

5.3.3 Brazil

The loan portfolio in Brazil amounted to €79,216 million (11% of the Group total), and had an adequate degree of diversification and a predominantly retail profile. 55% of loans are loans to individuals, consumer loans and loans to SMEs.

In 2013 the portfolio grew by 7.1% (excluding changes in exchange rates) as compared with 11% in 2012. This growth is in line with the nominal growth of the Brazilian economy and the average performance of private banks in Brazil.

The NPL ratio was 5.64% at 2013 year-end, compared with 6.86% in 2012, reflecting the improvement in the credit quality of the portfolio, especially loans to individuals.

The non-performing loans coverage ratio stands at 95% (2012 year-end: 90%).

5.4. Credit risk from other standpoints

5.4.1 Credit risk from financial market operations

This concept includes the credit risk arising in treasury operations with customers, mainly credit institutions. These operations are performed using both money market financing products arranged with various financial institutions and derivative products intended to provide service to the Group’s customers.

The exposure is measured using an MtM methodology (replacement value of derivatives or amount drawn down of committed facilities) plus potential future exposure (add-on). Calculations are also performed of capital at risk or unexpected loss (i.e. the loss which, once the expected loss is subtracted, constitutes the economic capital, net of guarantees and recoveries).

When the markets close, the exposures are recalculated by adjusting all the transactions to their new time horizon, the potential future exposure is adjusted and mitigation measures are applied (netting arrangements, collateral arrangements, etc.) so that the exposures can be controlled daily against the limits approved by senior management. Risk control is performed using an integrated, real-time system that enables the Group to know at any time the unused exposure limit with respect to any counterparty, any product and maturity and at any Group unit.

5.4.2 Concentration risk

Concentration risk control is key to the risk management process. The Group continuously monitors the degree of credit risk concentration, by country, sector and customer group.

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

At December 31, 2013, there were certain economic groups with respect to which the Group’s exposure initially exceeded 10% of capital: seven financial institutions, one central government and one central counterparty in the EU. After applying risk mitigation techniques and the regulations applicable to large exposures, all of these exposures fell below 4% of eligible capital.

At December 31, 2013, the Group’s credit exposure to the top 20 borrower economic and financial groups, excluding AAA-rated governments and sovereign bonds denominated in local currency, accounted for 4.7% of the credit risk exposure to customers (lending plus off-balance-sheet exposures), slightly less than in 2012.

The Group does not have any exposures to central counterparties that exceed 5% of capital. The top 10 International Financial Institutions account for €14,769 million.

Santander Group’s risk division works closely with the financial accounting and control division in the active management of credit portfolios, which includes reducing the concentration of exposures through several techniques, such as the arrangement of credit derivatives for hedging purposes or the performance of securitization transactions, in order to optimize the risk/return ratio of the total portfolio.

The detail, by activity and geographical area of the counterparty, of the concentration of the Group’s risk at December 31, 2013 is as follows:

Millions of euros	12/31/13
	Total	Spain	Other EU countries	Americas	Rest of the world
Credit institutions	147,993	26,142	69,665	48,481	3,705
Public sector	113,441	46,880	22,358	38,931	5,272
Of which:
Central government	92,780	32,216	21,646	33,649	5,269
Other	20,661	14,664	712	5,282	3
Other financial institutions	52,393	11,833	24,031	14,036	2,493
Non-financial companies and individual entrepreneurs	293,297	98,642	65,783	115,972	12,900
Of which:
Property construction and development	21,477	7,159	4,542	9,623	153
Civil engineering construction	6,849	4,611	2,030	139	69
Large companies	170,377	51,036	37,535	74,777	7,029
SMEs and individual entrepreneurs	94,594	35,836	21,676	31,433	5,649
Other households and non-profit institutions serving households	396,157	66,876	254,679	73,068	1,534
Of which:
Residential	291,267	54,441	205,536	30,349	941
Consumer loans	92,036	7,823	46,712	36,931	570
Other purposes	12,854	4,612	2,431	5,788	23

Subtotal	1,003,281	250,373	436,516	290,488	25,904

Less: collectively assessed impairment losses	3,439

Total (*)	999,842

(*)	For the purposes of this table, the definition of risk includes the following items in the public balance sheet: Loans and advances to credit institutions, Loans and advances to customers, Debt instruments, Equity instruments, Trading derivatives, Hedging derivatives, Investments and Contingent liabilities.

5.4.3 Country risk

Country risk is a credit risk component inherent in all cross-border credit transactions due to circumstances other than ordinary commercial risk. Its main elements are sovereign risk, transfer risk and other risks that can affect international financial operations (war, natural disasters, balance of payments crises, etc.).

At December 31, 2013, the country risk exposure for which allowances must be recorded amounted to €382 million (December 31, 2012: €342 million). The allowance recognized in this connection at 2013 year-end amounted to €47 million, as compared with €45 million at 2012 year-end.

The country risk exposure for which allowances must be recorded is moderate. Total country risk exposure, irrespective of whether or not allowances must be recorded, is also moderate. Except for the group 1 countries (considered by the Bank of Spain to have the lowest level of risk(9)), exposure to an individual country in no case exceeds 1% of the Group’s total assets.

The Group’s country risk management policies continued to adhere to a principle of maximum prudence, and country risk is assumed, applying highly selective criteria, in transactions that are clearly profitable for the Group and bolster its overall relationship with its customers.

5.4.4 Sovereign risk

As a general rule, the Group considers sovereign risk to be the risk assumed in transactions with the central bank (including the regulatory cash reserve requirement), the issuer risk of the Treasury or similar body (government debt securities) and the risk arising from transactions with public entities that have the following features: their funds are obtained only from fiscal income; they are legally recognized as entities directly included in the government sector; and their activities are of a non-commercial nature.

This criterion, which has been employed historically by the Group, differs in certain respects from that requested by the European Banking Authority (EBA) for its periodic stress tests. The most significant differences are that the EBA’s criteria do not include risk exposure to central banks, the Group insurance companies’ exposures, exposure to public-sector companies or indirect exposure by means of guarantees or other instruments. However, they do include exposure to public authorities in general (including regional and local authorities), not only the central government sector.

[9]	This group includes transactions with ultimate obligors resident in European Union countries, Norway, Switzerland, Iceland, the U.S., Canada, Japan, Australia and New Zealand.

Sovereign risk exposure (per the criteria applied at the Group) arises mainly from the subsidiary banks’ obligations to make certain deposits at the corresponding central banks and from the fixed-income portfolios held as part of the on-balance-sheet structural interest rate risk management strategy. The vast majority of these exposures are taken in local currency and are financed out of local customer deposits, also denominated in local currency.

In general, total exposure to sovereign risk has remained relatively stable in recent years, which seems reasonable if the strategic reasons for it, discussed above, are taken into account.

The detail at December 31, 2013 and 2012, based on the Group’s management of each portfolio, of the Group’s sovereign risk exposure, net of the short positions held with the respective countries, taking into consideration the aforementioned criterion established by the European Banking Authority (EBA), is as follows:

Country	12/31/13
	Millions of euros
	Portfolio
	Financial assets held for trading and Other financial assets at fair value through profit or loss (*)	Available-for-sale financial assets	Loans and receivables	Total net direct exposure
Spain	4,359	21,144	12,864	38,367
Portugal	148	2,076	583	2,807
Italy	1,309	77	—	1,386
Greece	—	—	—	—
Ireland	—	—	—	—
Rest of eurozone	(1,229)	67	—	(1,161)
U.K.	(1,375)	3,777	—	2,402
Poland	216	4,770	43	5,030
Rest of Europe	5	117	—	122
U.S.	519	2,089	63	2,671
Brazil	8,618	8,901	223	17,743
Mexico	3,188	2,362	2,145	7,695
Chile	(485)	1,037	534	1,086
Rest of Americas	268	619	663	1,550
Rest of world	5,219	596	146	5,964

Total	20,762	47,632	17,268	85,661

(*)	Net of short positions amounting to €17,658 million.

In addition, at December 31, 2013, the Group had net direct derivatives exposures the fair value of which amounted to €(206) million and net indirect derivatives exposures the fair value of which amounted to €6 million. Also, the Group did not have any exposure to held-to-maturity investments.

	12/31/12
	Millions of euros
	Portfolio
Country	Financial assets held for trading and Other financial assets at fair value through profit or loss (*)	Available-for-sale financial assets	Loans and receivables	Total net direct exposure
Spain	4,403	24,654	16,528	45,586
Portugal	—	1,684	616	2,300
Italy	(71)	76	—	4
Greece	—	—	—	—
Ireland	—	—	—	—
Rest of eurozone	943	789	—	1,731
U.K.	(2,628)	4,419	—	1,792
Poland	669	2,898	26	3,592
Rest of Europe	10	—	—	10
U.S.	(101)	1,783	30	1,712
Brazil	14,067	11,745	351	26,163
Mexico	4,510	2,444	2,381	9,335
Chile	(293)	1,667	521	1,895
Rest of Americas	214	916	771	1,900
Rest of world	1,757	645	234	2,636

Total	23,480	53,718	21,457	98,655

(*)	Net of short positions amounting to €15,282 million.

In addition, at December 31, 2012, the Group had net direct derivatives exposures the fair value of which amounted to €-330 million and net indirect derivatives exposures the fair value of which amounted to €-33 million. Also, the Group did not have any exposure to held-to-maturity investments.

5.4.5 Environmental risk

In line with the Group’s commitment to sustainability, the environmental risk analysis of credit transactions is one of the main features of the strategic corporate social responsibility plan. The analysis is founded on two major cornerstones:

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

5.5. Credit risk cycle

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

5.5.1. Risk analysis and credit rating process

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

5.5.2 Risk limit planning and setting

The purpose of this phase is to efficiently and comprehensively limit the risk levels the Group assumes.

The credit risk planning process is used to establish the budgets and limits at portfolio or customer level depending on the segment in question.

Thus, in the case of standardized risks, the risk limits are planned and set using documents agreed upon by the business areas and the risk units and approved by the risk committee or its delegated committees, which contain the expected results of transactions in terms of risk and return, as well as the limits applicable to the activity and the related risk management.

For individualized risks, the analysis is conducted at customer level. When certain features concur for a given customer, an individual limit is established (pre-classification).

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

Scenario analysis

An important aspect of the planning phase is the consideration of the volatility of the macroeconomic variables that affect the performance of the portfolios.

The Group simulates their performance in various adverse and stress scenarios (stress testing), which enables it to assess the Group’s capital adequacy in the event of certain future circumstantial situations.

These simulations are performed systematically on the Group’s most important portfolios in accordance with a corporate methodology which:

•	Defines benchmark scenarios (at global level and for each of the Group units).

•	Determines the sensitivity of the credit risk parameters (PD and LGD) to the significant macroeconomic variables for each portfolio, as well as their levels in the proposed scenarios.

•	Estimates the expected loss associated with each of the scenarios considered and the changes in the risk profile of each portfolio in response to changes in the relevant macroeconomic variables.

The simulation models used by the Group rely on data from a complete economic cycle to calibrate the behavior of the credit risk parameters in response to changes in the macroeconomic variables. These models undergo regular backtesting and recalibration processes in order to ensure that they provide a correct reflection of the relationship between the macroeconomic variables and the risk parameters.

The scenario analysis enables senior management to gain a clearer understanding of the performance of the portfolio in response to changing market and circumstantial conditions and it is a basic tool for assessing the sufficiency of the provisions recognized to cater for stress scenarios.

Definition of assumptions and (base/stress) scenarios

The risk and loss parameters are projected, usually with a three-year time horizon, using various economic scenarios that include the main macroeconomic variables (GDP, unemployment rate, housing prices, inflation, etc.).

The economic scenarios defined are based on different stress levels, ranging from the base or most probable scenario to more stressed economic scenarios which, although less probable, could possibly arise.

These scenarios are generally defined by the Group’s economic research service, in coordination with the research services of each unit, using as a reference the data published by the main international organizations.

A global stress scenario is defined that describes a situation of worldwide crisis and the manner in which it affects each of the main geographical regions in which the Group is present. In addition, a local stress scenario is defined which, affecting certain of the Group’s main units in an isolated fashion, includes a higher level of stress than the global stress scenario.

At the meetings of the capital coordination committee, senior management of the Group is apprised of, proposes any changes it deems appropriate and ultimately approves the definitive set of scenarios to be used in conducting the Group’s stress test.

Uses of the scenario analysis

The scenario analysis techniques are useful throughout the credit risk cycle. The various uses can be classified as follows:

•	Regulatory uses: those in which an external agent or regulator requests the result of the test following implementation of the Group’s corporate methodology. Occasionally the test scenarios or assumptions are imposed by the party requesting the information. In other cases, the test is conducted by the requesting party itself based on information furnished by the Group.

•	Planning and management uses: this category includes tests that aim to facilitate decision-making on the Group’s portfolios by ascertaining the sensitivity of the portfolios to changes in the macroeconomic variables affecting them. To this end the following aspects, among others, are analyzed and submitted to senior management:

•	Impact on profit or loss and capital.

•	Projected trend in the cost of credit over the next three years in light of the proposed business strategy.

•	Sufficiency of funds and provisions.

•	Measure of the level of sensitivity of each portfolio to the economic environment.

•	Benefits of portfolio diversification in stress scenarios.

•	Contrast with other estimates performed locally.

The planning and management applications of the tests include most notably their use in the preparation of the annual budget and the ongoing monitoring thereof. The use of the tests in establishing and monitoring the Group’s risk appetite is also of particular significance.

Results obtained

The various stress tests performed, for both regulatory and management purposes, have evidenced the strength and validity of the Group’s business model, as a result of its resilience to stress scenarios for both the Group as a whole and each of its main units.

In this regard, in each risk appetite update submitted to the board of directors, it has been confirmed that, even in the most adverse stress scenarios, the Group continues to report profits and maintain adequate capital levels.

One of the most important conclusions to be drawn from the scenario analysis is the benefit contributed by the Group’s diversification in terms of geographical regions, industries and its low level customers concentration, which enables it to comfortably withstand adverse macroeconomic scenarios.

5.5.3 Transaction decision-making

The sale phase comprises the decision-making process, the aim of which is to analyze and resolve upon transactions, since approval by the risk unit is a pre-requisite for the arrangement of any risk transaction. This process must consider the transaction approval policies defined and take into account both the risk appetite and any transaction elements that are important in achieving a balance between risk and return.

In the standardized customer sphere, the management of large volumes of loan transactions is facilitated by the use of automatic decision-making models that rate the customer/loan relationship. Thus, loans are classified in homogeneous risk groups using the rating assigned to the transaction by the model on the basis of information on the features of each transaction and the borrower. These models are used in individual banking and business banking and for standardized SMEs.

As stated above, the previous limit-setting stage can follow two different paths, giving rise to different types of decisions in the individualized customer sphere:

•	The decision can be automatic, consisting of verification by the business that the proposed transaction (in terms of amount, product, maturity and other conditions) falls within the limits authorized pursuant to the aforementioned pre-classification. This process is generally applied to corporate pre-classifications.

•	It may always require the analyst’s authorization, even if the transaction meets the amount, maturity and other conditions established in the pre-classified limit. This process is applied to pre-classifications of individualized retail banking companies.

Credit risk mitigation techniques

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

The various mitigation techniques can be grouped into the following categories:

Determination of a net balance by counterparty.

Netting refers to the possibility of determining a net balance of transactions of the same type, under the umbrella of a framework agreement such as ISDA or similar agreements.

It consists of aggregating the positive and negative market values of the derivatives transactions entered into by us with a particular counterparty, so that, in the event of default, the counterparty owes the Group (or the Group owes the counterparty, if the net figure is negative) a single net figure and not a series of positive or negative amounts relating to each of the transactions entered into with the counterparty.

An important aspect of framework agreements is that they represent a single legal obligation encompassing all the transactions they cover. This is the key to being able to set off the risks of all the transactions covered by the contract with the same counterparty.

Collateral

Collateral refers to the assets pledged by the customer or a third party to secure the performance of an obligation. Collateral may be:

•	Financial: cash, security deposits, gold, etc.

•	Non-financial: property (both residential and commercial), other movable property, etc.

From the risk acceptance standpoint, collateral of the highest possible quality is required. For regulatory capital calculation purposes, only collateral that meets the minimum quality requirements described in the Basel capital accords can be taken into consideration.

One very important example of financial collateral is the collateral agreement. Collateral agreements are a set of instruments with a determined economic value and high liquidity that are deposited or transferred by a counterparty in favor of another party in order to guarantee or reduce such counterparty credit risk as might arise from the portfolios of derivative transactions between the parties in which there is exposure to risk.

Collateral agreements vary in nature but, whichever the specific form of collateralization may be, the ultimate aim, as in the netting technique, is to reduce counterparty risk.

Transactions subject to collateral agreements are assessed periodically (normally on a daily basis). The agreed-upon parameters defined in the agreement are applied to the net balance arising from these assessments, from which the collateral amount (normally cash or securities) payable to or receivable from the counterparty is obtained.

With regard to real estate collateral, periodic re-appraisal processes are in place, based on the actual market values for the different types of real estate, which meet all the requirements established by the regulator.

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

Personal guarantees and credit derivatives

Personal guarantees are guarantees that make a third party liable for another party’s obligations to the Group. They include, for example, security deposits, suretyships and standby letters of credit. Only guarantees provided by third parties that meet the minimum requirements established by the supervisor can be recognized for capital calculation purposes.

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

5.5.4 Monitoring

The monitoring function is founded on a process of ongoing observation, which makes it possible to detect early any changes that might arise in customers’ credit quality, so that action can be taken to correct any deviations with an adverse impact.

Monitoring is based on the segmentation of customers, is performed by dedicated local and global risk teams and is complemented by the work performed by internal audit.

The function involves, inter alia, identifying and monitoring companies under special surveillance, reviewing ratings and the ongoing monitoring of standardized customers’ indicators.

The system called “companies under special surveillance” (FEVE, using the Spanish acronym) distinguishes four categories based on the degree of concern raised by the circumstances observed (extinguish, secure, reduce and monitor). The inclusion of a position in the FEVE system does not mean that there has been a default, but rather that it is deemed advisable to adopt a specific policy for the position in question, to place a person in charge and to set the policy implementation period. Customers classified as FEVE are reviewed at least every six months, or every three months for those classified in the most severe categories. A company can be classified as FEVE as a result of the monitoring process itself, a review performed by internal audit, a decision made by the sales manager responsible for that company or the triggering of the automatic warning system.

Assigned ratings are reviewed at least annually, but should any weakness be detected, or depending on the rating itself, more frequent reviews are performed.

For exposures to standardized customers, the key indicators are monitored in order to detect any variance in the performance of the loan portfolio with respect to the forecasts contained in the credit management programs.

5.5.5 Measurement and control

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

1.- Quantitative and qualitative analysis of the portfolio

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

In addition to the traditional metrics, the following, inter alia, are used in the credit risk control phase:

•	Change in non-performing loans (VMG) VMG measures the change in non-performing loans in the period, excluding the loans written off and taking recoveries into account.

It is an aggregate measure at portfolio level that enables action to be taken in the event of deteriorations in the trend of non-performing loans.

VMG is calculated as the difference between the ending balance and the beginning balance of non-performing loans for the period in question, plus the loans written off in the period, less any previously written-off loans recovered in that same period.

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

The risk parameters are also involved in the calculation of both economic and regulatory capital. The inclusion of capital metrics in management is fundamental to the rationalization of the use of capital.

2.- Assessment of the control processes

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

5.5.6 Recovery management

The recovery activity is a significant function in the Group’s risk management area.

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

The current macroeconomic environment has a direct effect on customer default and non-performing loans ratios. Therefore, the quality of the portfolios is fundamental to the development and growth of our businesses in the various countries, and particular attention is paid, on an permanent basis, to the debt collection and recovery functions in order to guarantee that this quality reaches the expected levels at all times.

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

The differing characteristics of customers make segmentation necessary in order to ensure proper recovery management. The mass management of large groups of customers with similar profiles and products is performed using highly technological processes, while personalized and individualized management is reserved for customers who, due to their profile, require the assignment of a specific manager and a more tailored analysis.

The recovery activity has been aligned with the social and economic reality of the different countries, and various management mechanisms have been used, all involving appropriate prudential criteria, based on the age, collateral and conditions of the transaction, while always ensuring that at least the required ratings and provisions are maintained.

Within the recovery function particular emphasis has been placed on using the mechanisms referred to above for early arrears management, in accordance with corporate policies, considering the various local realities and closely monitoring the production, inventory and performance of those local areas. The aforementioned policies are reviewed and adapted periodically in order to reflect both best management practices and any applicable regulatory amendments.

In addition to the measures aimed at adapting transactions to the customer’s ability to pay, special mention should be made of recovery management, in which alternative solutions to legal action are sought to ensure the early collection of debts.

One of the channels for the recovery of debts of customers whose ability to pay has deteriorated severely is foreclosure (either court-ordered or through dation in payment) of the property assets securing the transactions. In geographical regions that are highly exposed to real estate risk, such as Spain, the Group has very efficient instruments in place to manage the sale of such assets, thus making it possible for the Bank to recuperate its capital and reduce its on-balance-sheet stock of property assets at a much faster pace than other financial institutions.

Forborne loan portfolio

The term “forborne loan portfolio” refers, for the purposes of the Group’s risk management, to the concepts of “restructurings” and “refinancings” as defined in Bank of Spain Circular 6/2012, which relate to transactions in which the customer has, or might foreseeably have, financial difficulty in meeting its payment obligations under the terms and conditions of the current agreement and, accordingly, the agreement has been modified or cancelled or even a new transaction has been entered into.

The Group has a detailed corporate policy for debt forbearance that is applicable to all countries, complies with the aforementioned Bank of Spain Circular 6/2012 and follows the general principles recently published by the European Banking Authority for transactions of this kind.

This corporate policy establishes strict prudential criteria for the assessment of these loans:

•	The use of this practice is restricted, and any actions that might defer the recognition of impairment must be avoided.

•	The main aim must be to recover the amounts owed, and any amounts deemed unrecoverable must be recognized as soon as possible.

•	Forbearance must always envisage maintaining the existing guarantees and, if possible, enhance them. Not only can effective guarantees serve to mitigate losses given default, but they might also reduce the probability of default.

•	This practice must not give rise to the granting of additional funding, or be used to refinance loan of other entities or as a cross-selling instrument.

•	All the alternatives to forbearance and their impacts must be assessed, making sure that the results of this practice will exceed those which would foreseeably be obtained if it were not performed.

•	The new transaction may not give rise to an improvement in the classification of the exposure until such time as the experience with the customer has proven to be satisfactory. On the contrary, transactions originally classified as standard may be reclassified as impaired if a series of circumstances prevail that recommend this.

•	In addition, in the case of individualized customers, it is particularly important to conduct an individual analysis of each specific case, for both the proper identification of the transaction and its subsequent classification, monitoring and adequate provisioning.

Also, the corporate policy sets out various criteria for determining the scope of transactions qualifying as forborne exposures by defining a detailed series of objective indicators that are indicative of situations of financial difficulty.

Accordingly, transactions not classified as impaired at the date of forbearance are generally considered to be experiencing financial difficulty if at that date they were more than one month past due. Where no payments have been missed or there are no payments more than one month past due, other indicators of financial difficulty are taken into account, including most notably the following:

•	Transactions with customers who are already experiencing difficulties in other transactions.

•	Situations where a transaction has to be modified prematurely, and the Group has not yet had a previous satisfactory experience with the customer.

•	Cases in which the necessary modifications entail the grant of special conditions, such as the establishment of a grace period, or where these new conditions are deemed to be more favorable for the customer than those which would have been granted for an ordinary loan approval.

•	Where a customer submits successive loan modification requests at unreasonable time intervals.

•	In any case, if once the modification has been made any payment irregularity arises during a given probation period (as evidenced by backtesting), even in the absence of any other symptoms, the transaction will be deemed to be within the scope of forborne exposures.

Once it has been determined that the reasons for the modification are effectively due to financial difficulties, a more precise classification is performed based on the degree of impairment and management status of the original transactions, distinguishing between the following types of forbearance:

•	Ex-ante forbearance: where the original transaction has not been classified as impaired and has an amount more than one month (but not more than three months) past due at the time the modification is arranged. If the transaction has an amount past due by one month or less, or even if the transaction is current in its payment, it will also be considered as a case of ex-ante forbearance if, based on the aforementioned indicators, there is any sign evidencing the existence of financial difficulties.

•	Ex-post forbearance: the ex-post concept refers to forbearance transactions in which, at the date of forbearance, the exposures have already been classified as impaired, either due to arrears or for other reasons (i.e. for subjective reasons or reasons other than arrears).

The corporate policy also establishes different treatments that are applicable to forbearance transactions in cases of advanced impairment. The classification requirements and criteria are more stringent for transactions of this kind than for other forbearance transactions.

As regards the strategies to be applied, corporate policy requires the customer’s ability and willingness to pay to be analyzed and a distinction to be drawn between the severity and the estimated duration of the impairment. The results of this analysis will be used as a basis for deciding whether the debt should be forborne and the most appropriate way of doing so for each case:

1.	When borrowers display a severe but transitory deterioration in their ability to pay (which is expected to be recovered in a short space of time), short-term adjustment strategies are applied, such as a payment moratorium on the principal or the reduction of instalments for a short, limited period until the ability to pay is recovered.

2.	When borrowers display a slight deterioration in their ability to pay (an early recovery of which is not expected), more long-term strategies are applied, such as reducing instalments by deferring either the maturity date or a portion of the principal, which would be paid at the same time as the last instalment, at all times securing its payment through the provision of effective guarantees.

In any case, through a case-by-case analysis, priority is given to modifications for customers displaying a slight but prolonged deterioration, since those experiencing severe but transitory deterioration carry a higher risk, as they depend on the accuracy of the estimated time of their future recovery. Cases of severe deterioration deemed to be prolonged over time are not considered for forbearance.

Corporate policy also establishes mechanisms for the management and control of loan forbearance, which allow it to handle forborne transactions in a differentiated way, paying particular attention to the processes of:

•	Planning and budgeting, including preparing the pertinent business plans, projections and limits for the most relevant items.

•	Monitoring portfolio evolution and assessing the degree of compliance with the projections prepared in the planning phase.

Once forbearance measures have been adopted, transactions that have to remain classified as impaired because at the date of forbearance they do not meet the requirements to be classified in a different category(10) must comply with a prudential payment schedule in order to assure reasonable certainty as to the recovery of the customer’s ability to pay.

If there is any (non-technical) irregularity in payments during that period, the probation period starts again.

On successful completion of the probation period, the duration of which depends on the customer’s situation and the transaction features (term and guarantees provided), the transaction is no longer classified as impaired, but is temporarily classified as substandard until the transaction becomes fully performing again. Once the transaction has returned to performing, in accordance with Bank of Spain Circular 6/2012, the monitoring and management of the forborne transaction continues until a series of requirements have been met, including most notably: a minimum period of two years must have elapsed since commencement of the forbearance; repayment of 20% of the principal and settlement of the amounts that were past due at the time of forbearance.

By contrast, if following arrangement of forbearance there is no improvement in the customer’s payment performance, the possibility of extending new forbearance measures will be considered, with the application of more stringent classification/return-to-performing criteria.

The forbearance of a transaction classified as impaired, irrespective of whether, as a result of the forbearance, the transaction becomes current in its payments, does not change the default date considered when the provision was determined. Also, the forbearance of a transaction classified as impaired does not give rise to any release of the related provisions.

Quantitative information required by Bank of Spain Circular 6/2012

Set forth below is the quantitative information required by Bank of Spain Circular 6/2012 on the restructured/refinanced transactions in force at December 31, 2013. The following terms are used in Bank of Spain Circular 6/2012 with the meanings specified:

•	Refinancing transaction: transaction granted or used for reasons relating to -current or foreseeable- financial difficulties the borrower may have in repaying one or more of the transactions granted to it, or through which the payments on such transactions are brought fully or partially up to date, in order to enable the borrowers of cancelled or refinanced transactions to repay the debt (principal and interest) because the borrower is unable, or might foreseeably become unable, to comply with the conditions thereof in due time and form.

•	Restructured transaction: transaction with respect to which, for economic or legal reasons relating to current or foreseeable financial difficulties of the borrower, the financial terms and conditions are modified in order to facilitate the payment of the debt (principal and interest) because the borrower is unable, or might foreseeably become unable, to comply with the aforementioned terms and conditions in due time and form, even if such modification is envisaged in the agreement.

[10]	Bank of Spain Circular 6/2012: the refinancing or restructuring of transactions that are not current in their payments does not interrupt their arrears, nor does it give rise to their reclassification to one of the previous categories, unless there is reasonable certainty that the customer will be able to meet its payment obligations within the established time frame or new effective collateral is provided, and, in both cases, unless at least the ordinary outstanding interest is received, late-payment interest is not taken into account.

CURRENT REFINANCING AND RESTRUCTURING BALANCES (a)

	Millions of euros
	Standard (b)						Substandard							Impaired
	Full property mortgage guarantee		Other collateral (c)		Without collateral		Full property mortgage guarantee		Other collateral (c)		Without collateral			Full property mortgage guarantee		Other collateral (c)		Without collateral			Total
	Number of trans- actions	Gross amount	Number of trans- actions	Gross amount	Number of trans- actions	Gross amount	Number of trans- actions	Gross amount	Number of trans- actions	Gross amount	Number of trans- actions	Gross amount	Specific allowance	Number of trans- actions	Gross amount	Number of trans- actions	Gross amount	Number of trans- actions	Gross amount	Specific allowance	Number of trans- actions	Gross amount	Specific allowance
Public sector	—	—	7	203	140	391	—	—	—	—	5	1	—	1	1	—	—	20	30	7	173	626	7
Other legal entities and individual entrepreneurs	7,568	3,602	3,370	1,134	61,874	3,866	8,624	4,157	827	775	35,955	1,803	1,213	11,231	8,690	3,040	2,085	88,486	5,316	7,731	220,975	31,430	8,944
Of which: Financing for construction and property development	247	638	41	20	176	19	1,674	1,327	105	241	816	158	638	3,786	4,891	103	792	961	1,072	3,466	7,909	9,158	4,104
Other individuals	66,480	5,592	11,784	513	472,908	1,389	51,344	5,139	7,207	350	302,697	1,045	562	46,539	4,607	23,056	742	985,793	2,170	2,334	1,967,808	21,546	2,896

Total	74,048	9,194	15,161	1,850	534,922	5,646	59,968	9,296	8,034	1,125	338,657	2,849	1,775	57,771	13,298	26,096	2,827	1,074,299	7,516	10,072	2,188,956	53,602	11,847

(a)	Including all refinanced or restructured transactions as defined in section 1.g) of Annex IX of Bank of Spain Circular 4/2004
(b)	Standard risks classified as under special monitoring pursuant to section 7.a) of Annex IX of Bank of Spain Circular 4/2004
(c)	Including transactions without a full property mortgage guarantee, i.e. with a loan-to-value ratio of more than 1, and transactions with collateral other than a real estate mortgage, irrespective of their loan-to-value ratio

The transactions presented in the foregoing tables were classified at December 31, 2013, by nature, as follows:

•	Impaired: transactions that are in the process of being returned to performing status, those for which advantageous conditions had to be granted that would not have been granted for an ordinary loan approval or those which, having been classified as standard or substandard, have again encountered payment difficulties during the term of the transaction.

•	Substandard: transactions previously classified as impaired with respect to which, following forbearance, sustained payments have been made for a certain period, depending on the transaction features and the type of guarantee, and transactions previously classified as standard: i) which have been granted an initial grace period and will remain in this category until three monthly instalments (or the equivalent) have been paid after the grace period, or ii) that following forbearance have become non-performing (default).

•	Standard: transactions previously classified as impaired or substandard which have successfully completed the precautionary observation periods established in the corporate policy evidencing that payment capacity pursuant to the terms established has been restored, and transactions classified as standard at the date of forbearance, until they meet the requirements to cease to be subject to the special monitoring described above.

The table below shows the changes in 2013 in the forborne loan portfolio:

Millions of euros	2013
Beginning balance	55,714
Of which: Other than impaired	37,497
Impaired assets	18,217
Additions	17,241
Reductions (*)	(19,353)
Balance at end of year	53,602
Of which: Other than impaired	29,961
Impaired assets	23,641

(*)	Including, mainly, debt repayments, foreclosures and write-offs and transactions that have ceased to be subject to special monitoring because the aforementioned requirements have been met.

The level of forbearance at the Group fell by 3.8% year-on-year as a result of the recovery effort, the exchange rate effect and the deleveraging of the real estate industry in Spain. The specific allowance of the total forborne loan portfolio increased by 5 percentage points to 22%.

56% of the forborne loan transactions are classified as other than impaired. Particularly noteworthy is the high level of existing guarantees (70% of transactions are secured by collateral) and the adequate coverage provided by specific allowances (43% specific coverage ratio for the impaired portfolio).

Spain accounts for 60% (€32,271 million) of the Group’s forborne loan portfolio, down €596 million year-on-year. The detail of the forborne loan portfolio in Spain by purpose is as follows:

•	27% of the loans were granted to real estate companies; they have a specific coverage ratio of 46%. This portfolio is subject to the real estate deleveraging process in Spain.

•	Loans to non-real estate companies represent 45% of the total. Despite the downward trend in consumer markets and domestic demand, 57% of the portfolio is still classified in categories other than impaired.

•	28% relate to forbearance measures extended to individuals, mainly for mortgages with a high level of collateral.

In none of the other geographical regions in which the Group is present does the forborne loan portfolio represent more than 1% of the Group’s total lending to customers.

Part 6. Market Risk

A.	Activities subject to market risk and types of market risk

The market risk area has a perimeter for measuring, controlling and monitoring that covers those transactions where equity risk is assumed as a result of changes in market factors. This risk comes from the change in risk factors - interest rates, inflation rates, exchange rates, share prices, the spread on loans, commodities prices and the volatility of each of these elements - as well as the liquidity risk of the various products and markets in which the Group operates.

•	Interest rate risk is the possibility that changes in interest rates could adversely affect the value of a financial instrument, a portfolio or the Group as a whole. It affects, among others, loans, deposits, debt securities, most assets and liabilities of trading portfolios as well as derivatives.

•	The inflation rate risk is the possibility that changes in inflation rates could adversely affect the value of a financial instrument, a portfolio or the Group as a whole. It affects, among others, loans, debt securities and derivatives, whose yield is linked to inflation or to a real rate of variation.

•	The exchange rate risk is the sensitivity of the value of a position in a currency different to the base currency to a potential change in exchange rates. A long position or one bought in a foreign currency would produce a loss in the event that the currency depreciates against the base currency. Among the positions affected by this risk are non-euro investments in subsidiaries, as well as loans, securities and derivatives denominated in foreign currencies.

•	The equity risk is the sensitivity of the value of open positions in equity markets to adverse movements in the market prices or in expectations of future dividends. Among other instruments, this affects positions in shares, stock market indices, convertible bonds and derivatives using shares as the underlying asset (put, call, and equity swaps).

•	The credit spread risk is the risk or sensitivity of the value of open positions in fixed income securities or in credit derivatives to movements in the credit spread curves or in recovery rates associated with issuers and specific types of debt. The spread is a differential between financial instruments that trade with a spread over other reference instruments, mainly the yield on government securities and interbank rates.

•	The commodities price risk is the risk derived from the effect of potential change in prices. The Group’s exposure to this risk is not significant and is concentrated in derivative transactions on commodities with clients.

•	Volatility risk is the risk or sensitivity of the value of a portfolio to changes in the volatility of risk factors: volatility of interest rates, exchange rates, shares, credit spreads and of commodities. This risk is incurred by financial instruments which have volatility as a variable in their valuation model. The most significant case is portfolios of financial options.

All these market risks can be partly or fully mitigated by using options, futures, forwards and swaps.

There are other types of market risk, whose coverage is more complex. They are the following:

•	Correlation risk is the sensitivity of the value of a portfolio to changes in the relation between risk factors, either of the same type (for example, between two exchange rates) or of a different nature (for example, between an interest rate and the price of a commodity).

•	Market liquidity risk is that of a Group entity or the Group as a whole finding itself unable to get out of or close a position in time without impacting on the market price or on the cost of the transaction. This risk can be caused by a fall in the number of market makers or institutional investors, the execution of large volumes of transactions, market instability and increases with the concentration existing in certain products and currencies.

•	Risk of prepayment or cancellation. When in certain transactions the contract allows, explicitly or implicitly, cancellation before the maturity without negotiation there is a risk that the cash flows have to be reinvested at a potentially lower interest rate. This mainly affects loans or mortgage securities.

•	Underwriting risk. This occurs as a result of an entity’s participation in underwriting a placement of securities or another type of debt, assuming the risk of partially owning the issue or the loan due to non-placement of all of it among potential buyers.

On the basis of the origin of the risk, activities are segmented in the following way:

(a)	Trading. This includes financial services to customers and purchase-sale and positioning mainly in fixed income, equity and currency products.

(b)	Structural risks. Market risks inherent in the balance sheet excluding the trading portfolio. They are:

•	Structural interest rate risk. This arises from mismatches in the maturities and repricing of all assets and liabilities.

•	Structural exchange rate risk/hedging of results. Exchange rate risk occurs when the currency in which the investment is made is different from the euro in companies that consolidate and those that do not (structural exchange rate). In addition, exchange rate hedging of future results generated in currencies other than the euro (hedging of results) are included.

•	Structural equity risk. This involves investments via stakes in financial or non-financial companies that are not consolidated, as well as portfolios available for sale formed by equity positions.

The global wholesale banking division is mainly responsible for managing the taking of trading activity positions, in order to develop the activity of clients in financial markets and to a much lesser extent take its own positions.

The financial management area is responsible for implementing the management strategy for structural risks, applying standardized methodologies adapted to each market where the Group operates, either directly in the case of the parent Bank or in coordination with the rest of units. The management decisions for these risks are taken by each country’s ALCO (ALM) committee in coordination with the Group’s markets committee. The aim is to inject stability and recurrence into the net interest margin of commercial activity and the Group’s economic value, while maintaining adequate levels of liquidity and solvency.

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

For the correct functioning of global policies and local execution, the global area of market risks and local units carry out different functions:

Global market risk:

•	Establish, propose and document risk policies and criteria, the global limits and the decision-making and control processes.

•	Generate management frameworks, systems and tools.

•	Promote and support their implementation and ensure they function effectively in all units.

•	Know, assimilate and adapt the best practices inside and outside the Group.

•	Promote activity for obtaining results.

•	Consolidate, analyze and control the market risk incurred by all units of the perimeter.

Local market risk units:

•	Manage risks.

•	Transfer, adapt and assume internally the corporate policies and procedures through local approval.

•	Define and document policies and lead local sphere projects.

•	Apply policies and decision-making systems to each market.

•	Adapt the organization and management frameworks and corporate rules.

•	Contribute critical and best practices, as well as local knowledge and proximity to customers/markets.

•	Assume greater responsibilities in decisions, control and management of risks.

•	Measure, analyze and control market risk within the sphere of responsibility.

The committees, by hierarchical order, which have powers in decision-making, control and monitoring of market risks are set out above below.

COMMITTEES WITH RESPONSIBILITIES IN MARKET RISK:

Sphere	Hierarchical level	Name
CENTRALISED SPHERE	Executive	Executive Committee
- Markets Committee
Risks Committee
	Risks division	Risks Management Committee
Global Committee of the Directorate General of Risks
Permanent Committee of Risks
Corporate Committee of Risks Brazil
	Areas and departments dependent on the Risk Division	Global Market Risks Committee
Underwriting and Structured Products Committee
Models Committee
DECENTRALISED SPHERE	Units	Risks Committee in the Banks of the Group/Countries
Risks Committee of Branches Abroad
Risks Committee in Business Units
Local ALCOs
Other committees

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

STRUCTURE OF LIMITS:

STRUCTURE OF LIMITS
Levels	Category/Control	Approval

	Global/Global control	Risk Committee

Activity / Unity	Global/Local control	Global Market Risk Committee

	Local/Local control	Local market risks

•	Global limits of global control: The risk committee approves the limits at the activity/unit level in the annual process of setting limits. Changes that are subsequently made can be approved by the global market risk committee, in accordance with the powers delegated in it.

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

The standard methodology that Grupo Santander applied to trading activities during 2013 was Value at Risk (VaR). As calculated by us, VaR is an estimate of the expected maximum loss in the market value of a given portfolio over a one-day time horizon at a 99% confidence interval. It is the maximum one-day loss that we estimate we would suffer on a given portfolio 99% of the time, subject to certain assumptions and limitations discussed below. Conversely, it is the figure that we would expect to exceed only 1% of the time, or approximately two or three days per year. VaR provides a single estimate of market risk that is comparable among different portfolios or instruments.

The number of expected “exceptions” is an average number. Over a long period of time we would expect an average of two or three exceptions per year; however, there may be some years or periods where there are fewer exceptions than expected, as was the case in 2009 and 2010 when there were no exceptions, and other periods where there are more exceptions than expected. For example in 2012 there were three exceptions and in 2013 there were two exceptions (see more details in section Quantitative analysis: 1.5. Gauging and contrasting measures).

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

We use VaR estimates to alert senior management whenever the statistically estimated losses in our portfolios exceed prudent levels.

Assumptions and Limitations

Our VaR methodology should be interpreted in light of the limitations of our model, which include:

•	A one-day time horizon may not fully capture the market risk of positions that cannot be liquidated or hedged within one day.

•	At present, we compute VaR at the close of business and trading positions may change substantially during the course of the trading day.

1.2.	Scenario Analysis and Calibration Measures

The VaR is not the only measurement. It is used because of its calculation simplicity and for being a good benchmark of the Group’s risk level, but other measures are also employed which allow for greater control of risks in all the markets where the Group operates.

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

1.3.	Analysis of positions, sensitivities and results

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

1.4.	Credit management activity

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

Regarding the credit risk inherent in trading portfolios and in line with the recommendations of the Basel Committee on Banking Supervision and prevailing regulations, an additional measurement began to be calculated (incremental risk charge, IRC), in order to cover the risk of default and rating migration that is not adequately captured in the VaR, via changes in credit spreads. The controlled products are basically fixed-rate bonds, both public and private sector, derivatives on bonds (forwards, options, etc.) and credit derivatives (credit default swaps, asset-backed securities, etc.). The method for calculating the IRC is based on direct measurements of the tails of the distribution of losses to the appropriate percentile (99.9%). The Monte Carlo methodology is used, applying one million simulations.

1.5.	Other measures: stressed VaR (sVaR) and expected shortfall

As well as the usual VaR, Santander began to calculate stressed VaR every day, as of October 2011, for the main portfolios. The methodology for calculation is the same as that used for the VaR, with the following two exceptions:

•	Historic period of observation of factors: the stressed VaR uses a window of 250 figures, instead of one of 520 for the VaR.

•	The maximum between the percentile uniformly weighted and the one exponentially weighted applied when calculating the VaR is not applied to obtain the stressed VaR. Instead, the percentile uniformly weighted is used directly.

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

Moreover, the expected shortfall (ES) has begun to be calculated in order to estimate the expected value of the potential loss when this is higher than the level set by the VaR. The ES, unlike the VaR, has the advantage of capturing better the tail risk and of being a subadditive metric13. With regard to the near future, the Basel Committee recommends replacing VaR with the expected shortfall as the reference metric for calculating the regulatory capital of the trading portfolios14.The committee believes that the confidence level of 97.5% is a risk level similar to that which VaR captures with a confidence level of 99%.

1.6.	CVA and DVA

Grupo Santander incorporates credit valuation adjustment (CVA) and debt valuation adjustment (DVA) in the calculation of the results of trading portfolios. The credit valuation adjustment (CVA) is a valuation adjustment of over-the-counter (OTC) derivatives, as a result of the risk associated with the credit exposure assumed by each counterparty.

The CVA is calculated taking into account the potential exposure with each counterparty in each future maturity. The CVA for a certain counterparty would be equal to the sum of the CVA for all maturities. It is calculated on the basis of the following inputs:

•	Expected exposure: including, for each transaction the current market value (MtM) as well as the potential future risk (add-on) to each maturity. Mitigants such as collateral and netting contracts are taken into account, as well as a factor of temporary decay for those derivatives with intermediate payments.

•	Severity: the percentage of final loss assumed in case of credit/non-payment of the counterparty.

•	Probability of default: for cases where there is no market information (spread curve traded via CDS, etc.) probabilities are employed on the basis of rating (preferably internal ones).

•	Discount factors curve.

The debt valuation adjustment (DVA) is a valuation adjustment similar to the CVA, but in this case as a result of Grupo Santander’s risk that counterparties assume in the OTC derivatives

2. Structural market risks

2.1	Structural interest rate risk

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

[13]	The sub-additive metric is one of the desirable properties which, according to French literature, should present a coherent risk metric. This property establishes that f (a+b) be lower or equal to f(a)+f(b). Intuitively, it supposes that the more instruments or risk factors there are, the less risky a portfolio due to the benefits of diversification. VaR does not meet this property for certain distributions, while the ES always does.
[14]	Fundamental review of the trading book: a revised market risk framework (consultative documents of the Basel Committee on banking supervision, October 2013)

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

2.2	Structural exchange rate risk/hedging of results

These activities are monitored via position measurements, VaR and results, on a daily basis.

2.3	Structural equity risk

These activities are monitored via position measurements, VaR and results, on a monthly basis.

D.	Quantitative analysis

1. Trading activity15

1.1.	Value at Risk (VaR) analysis

Grupo Santander maintained its strategy of concentrating its trading activity in customer business, minimizing where possible exposures of directional risk opened in net terms.

This was reflected in the VaR16 evolution, which was around the average of the last three years.

[15]	Trading activity in financial markets
[16]	The definition and methodology for calculating VaR is in Section Statistical Tools for Measuring and Managing Market Risk

EVOLUTION OF VaR 2011-2013

Millions of euros. VaR at 99%, with a time frame of one day

VaR during 2013 fluctuated between €9.4 million and €25.6 million. The main increases were linked to changes in exposure to exchange rates in the Brazilian Treasury and to interest rates and credit spreads in Spain’s Treasury.

The average VaR of the Group’s trading portfolio in 2013 was €17.4 million, similar to the two previous years (€22.4 million in 2011 and €14.9million in 2012) for the reason already mentioned of the concentration of activity in customers. In relation to other comparable financial groups, the Group has a low risk trading profile.

The histogram below shows the distribution of average risk in terms of VaR between 2011 and 2013 where the accumulation of days with levels between €10.5 million and €26.5 million can be seen (91.5%). The values above €26.5 million (6.9%) were concentrated in periods mainly caused by one-off rises of volatility in the Brazilian currency and by the euro zone’s sovereign debt crisis.

VaR RISK HISTOGRAM

VaR at 99%, with a time frame of one day

•	Risk factor

The average and year-end values in VaR terms at 99% for the last three years as well as their minimum and maximum values and the expected shortfall (ES) at 97.5%17 in 2013 were as follows:

VaR STATISTICS BY RISK FACTOR18,19

Millions of euros. VaR at 99%, with a time frame of one day

		2013					2012		2011
			VaR (99%)			ES (97.5%)	VaR		VaR
		Min	Average	Max	Year-End	Year-End	Average	Year-End	Average	Year-End

Total Trading	Total VaR	9.4	17.4	25.6	13.1	13.4	14.9	18.5	22.4	15.9
	Diversification effect	(9.6)	(16.2)	(34.7)	(12.3)	(12.3)	(15.2)	(13.5)	(21.8)	(16.7)
	Interest Rate VaR	8.1	12.7	21.3	8.5	8.4	11.8	12.0	14.8	14.6
	Equity VaR	2.1	5.6	11.7	4.7	4.5	7.0	7.1	4.8	3.7
	FX VaR	1.6	5.4	14.5	4.7	4.8	5.0	3.5	9.0	4.2
	Credit Spread VaR	6.1	9.6	16.4	7.2	7.5	6.1	9.1	15.0	9.6
	Commodities VaR	0.1	0.3	0.7	0.3	0.4	0.4	0.3	0.6	0.4

EUROPE	Total VaR	8.2	13.9	21.6	9.9	9.7	11.0	16.4	15.5	10.1
	Diversification effect	(7.6)	(14.1)	(26.8)	(9.0)	(9.6)	(12.9)	(9.9)	(15.1)	(13.0)
	Interest Rate VaR	6.1	9.3	18.5	6.6	6.4	7.9	6.8	11.5	11.9
	Equity VaR	1.6	4.3	9.2	2.6	2.5	6.2	6.3	3.9	3.6
	FX VaR	1.4	5.2	14.2	3.7	4.0	4.1	4.0	8.5	3.9
	Credit Spread VaR	4.2	9.0	15.1	5.8	6.0	5.4	8.9	6.0	3.3
	Commodities VaR	0.1	0.3	0.7	0.3	0.4	0.4	0.3	0.6	0.4

LATIN AMERICA	Total VaR	3.9	11.1	24.1	6.9	7.4	10.1	8.9	11.7	10.7
	Diversification effect	(1.2)	(5.3)	(16.1)	(6.7)	(7.4)	(6.4)	(3.8)	(6.4)	(8.7)
	Interest Rate VaR	3.6	9.6	22.1	5.9	7.4	8.8	8.8	11.2	10.5
	Equity VaR	0.8	3.2	8.1	2.9	2.8	3.1	1.6	3.5	2.2
	FX VaR	0.7	3.5	11.7	4.7	4.6	3.1	1.3	3.7	1.2

USA & ASIA	Total VaR	0.4	0.8	1.7	0.5	0.5	0.9	0.8	1.2	0.9
	Diversification effect	0.0	(0.4)	(1.1)	(0.2)	(0.2)	(0.5)	(0.3)	(0.5)	(0.4)
	Interest Rate VaR	0.3	0.7	1.5	0.5	0.5	0.7	0.6	0.9	0.9
	Equity VaR	0.0	0.1	1.8	0.0	0.0	0.2	0.1	0.1	0.1
	FX VaR	0.1	0.4	1.2	0.2	0.2	0.6	0.4	0.6	0.4

GLOBAL ACTIVITIES	Total VaR	0.9	1.5	2.3	2.0	2.0	2.7	1.2	10.5	9.7
	Diversification effect	(0.1)	(0.3)	(0.8)	(0.5)	(0.4)	(0.6)	(0.3)	(1.1)	(0.9)
	Interest Rate VaR	0.2	0.3	0.6	0.4	0.4	0.3	0.2	0.4	0.5
	Credit Spread VaR	0.9	1.5	2.3	2.1	2.0	2.6	1.3	10.3	8.4
	FX VaR	0.0	0.1	0.1	0.0	0.0	0.4	0.1	0.9	1.8

For the first time another risk metric is shown, the expected shortfall. Its proximity to VaR shows that the probability of high losses due to tail risk is not high, at least bearing in mind the historic window of the last two years.

The average VaR increased a little in 2013 by €2.5 million, although if compared with the year-end figures VaR declined by €5.4 million. By risk factor, the average VaR increased in interest rates, credit spreads and exchange rates, and declined in equities and commodities. By geographic zone, it rose in Europe and Latin America and dropped in the United States and Asia and global activities.

[17]	Item Other measures: Stressed VaR (SVaR) and expected shortfall (ES) sets out the definition of this metric. Following the recommendation of the Basel Committee in its Fundamental review of the trading book: A revised market risk framework (October 2013), the confidence level of 97.5% means approximately a risk level similar to that which the VaR captures with a 99% confidence level
[18]	The VaR of global activities includes operations that are not assigned to any particular country.
[19]	In Latin America, the U.S. and Asia, the VaR levels of the spread credit and commodity factors are not shown separately because of their scant or zero materiality.

VaR BY RISK FACTOR.

Millions of euros, VaR at 99% with a time frame of one day (15-day moving average)

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

Lastly, the table below compares the VaR figures20 with stressed VaR figures for trading activity in Spain and Brazil, whose treasuries were those that experienced the Group’s largest average VaR in 2013. In Spain, unlike Brazil, the fact that the stressed VaR (with window of historic crisis) does not significantly exceed the VaR (with window of the two last years) indicates that the portfolio has not been significantly exposed to events not covered in the most recent past.

STRESSED VAR STATISTICS VERSUS VAR IN 2013: TREASURIES IN SPAIN AND BRAZIL Million of euros. Stressed VaR and VaR at 99% with time frame of one day

		2013
		Min	Average	Max	Year-End
Spain	VaR (99%)	5.4	10.7	19.3	6.0
	Stressed VaR (99%)	7.4	12.2	22.2	14.8

Brazil	VaR (99%)	5.0	9.1	22.6	5.3
	Stressed VaR (99%)	5.1	17.2	48.3	12.1

[20]	Description in Other measures: Stressed VaR (SVaR) and expected shortfall (ES)

1.2. Distribution of risks and management results21

•	Geographic distribution

In trading activity, the average contribution of Latin America to the Group’s total VaR in 2013 was 38.5% compared with a contribution of 35.6% in economic results. Europe, with 60.7% of global risk, contributed 58.1% of results. In relation to prior years, there was a gradual homogenization in the profile of activity in the Group’s different units, focused generally on providing service to professional and institutional clients.

Below is the geographic contribution (by percentage), both in risks, measured in VaR terms, as well as in results (economic terms).

VaR BINOMIAL-MANAGEMENT RESULTS: GEOGRAPHIC DISTRIBUTION

Average VaR (at 99%, with a time frame of one day) and annual accumulated management result (millions of euros)

•	Monthly distribution of risks and results

The next chart shows the risk assumption profile, in terms of VaR, compared to results in 2013. The average VaR remained relatively stable, although on a downward path to some extent, while results evolved in a more irregular way during the year. January and July were positive months and November negative, with results below the annual average.

[21]	Results in terms that can be assimilated to the gross margin (excluding operating costs, financial ones are the only cost).

DISTRIBUTION OF RISK BY TIME AND RESULTS IN 2013: PERCENTAGES OF ANNUAL TOTALS

Average VaR (at 99%, with a time frame of one day) and annual accumulated management result (millions of euros)

The following histogram of frequencies shows the distribution of daily economic results on the basis of their size between 2011 and 2013. The daily yield22 was between -€15 and +€15 million on more than 95% of days when the market was open.

HISTOGRAM OF THE FREQUENCY OF DAILY RESULTS (MTM)

Daily results of management “clean” of commissions and intraday operations (millions of euros). Number of days (%) in each range

[22]	Yields “clean” of commissions and results of intraday derivative operations

1.3. Risk management of financial derivatives market

Financial derivatives activity is mainly focused on designing investment products and hedging risks for clients. Management is focused on ensuring that the net risk opened is the lowest possible. These transactions include options on equities, fixed-income and exchange rates. The units where this activity mainly takes place are: Spain, Santander U.K., and, to a lesser extent, Brazil and Mexico.

The chart below shows the VaR Vega23 performance of structured derivatives business over the last three years. It fluctuated at around an average of €6.5 million. The periods with higher VaR levels related to events of significant rises in volatility in the markets. The evolution of VaR Vega in the second quarter of 2013 is the result of the increased volatility of euro and U.S. dollar interest rate curves, coinciding with a strategy of hedging client operations of significant amounts.

EVOLUTION OF RISK (VaR) OF THE BUSINESS OF FINANCIAL DERIVATIVES

Million euros. VaR Vega at 99%, with a time frame of one day.

As regards the VaR by risk factor, on average, the exposure was concentrated, in this order: interest rates, equities, exchange rates and commodities. This is shown in the table below:

STRUCTURED DERIVATIVES. RISK (VaR) BY RISK FACTOR

Millions of euros. VaR at 99%, with a time frame of one day

	2013				2012		2011
	Minimum	Average	Maximum	Year-end	Average	Year-end	Average	Year-end
Total VaR Vega	3.4	8.0	22.7	4.5	6.8	6.5	4.7	4.9
Diversification impact	2.8	(3.8)	(7.0)	(2.7)	(3.0)	(3.4)	(2.9)	(3.7)
Interest rate VaR	1.4	6.6	22.7	4.1	2.3	2.8	2.0	2.0
Equity VaR	1.5	3.4	7.2	1.8	6.5	5.5	4.1	5.2
FX VaR	0.2	1.7	5.0	1.3	0.7	1.3	1.2	1.0
Commodities VaR	0.0	0.1	0.2	0.1	0.3	0.2	0.3	0.4

[23]	Vega, a Greek term, means here the sensitivity of the value of a portfolio to changes in the price of market volatility.

As regards the distribution by business unit, the exposure is concentrated, in this order: Spain, Santander UK, Brazil and Mexico.

STRUCTURED DERIVATIVES. RISK (VaR) BY UNIT

Millions of euros. VaR at 99%, with a time frame of one day

	2013				2012		2011
	Minimum	Average	Maximum	Year-end	Average	Year-end	Average	Year-end
Total VaR Vega	3.4	8.0	22.7	4.5	6.8	6.5	4.7	4.9
Spain	2.0	7.0	22.3	3.8	5.9	5.4	4.0	3.7
Santander U.K.	1.5	2.2	3.6	1.6	2.8	2.0	1.4	2.7
Brazil	0.8	1.2	2.8	0.9	1.0	2.8	0.8	0.3
Mexico	0.8	1.2	1.5	1.2	0.7	0.6	1.2	1.1
The average risk in 2013 (€8 million) was more than the combined average of the last three years, due to the increase in the second quarter of 2013.

Grupo Santander continues to have a very limited exposure to instruments or complex structured vehicles, reflecting a management culture of prudence in risk management. At the end of 2013, the Group had:

•	CDOs and CLOs: the position continues to be not very significant (€194 million). An important part of it is the result of integrating the portfolio of Alliance & Leicester in 2008.

•	Hedge funds: the total exposure is not significant (€317 million at the end of 2013) and most of it is via the financing of these funds (€136 million), with the rest direct participation in portfolio or via counterparty by derivatives to hedge funds. This exposure has low loan-to-value levels of around 25% (collateral of €1,260 million at the end of 2013). The risk with this type of counterparty is analyzed case by case, establishing percentages of collateralization on the basis of the features and assets of each fund.

•	Conduits: no exposure.

•	Monolines: Santander’s exposure to bond insurance companies (monolines) was €141 million[24] at the end of 2013, mainly indirect exposure (€138 million) by virtue of the guarantee provided by this type of entity to various financing or traditional securitization operations. The exposure in this case is double default, as the primary underlying assets are of high credit quality. The small remaining amount is direct exposure (for example, via purchase of protection from the risk of non-payment by any of these insurance companies through a credit default swap). The exposure was 7% lower than in 2012. In short, the exposure to this type of instrument, which is a result of the Group’s usual operations, continued to decline in 2013. This was mainly due to the integration of positions of institutions acquired by the Group, such as Alliance & Leicester and Santander Bank (in 2008 and 2009, respectively). All these positions were known at the time of purchase, having been duly provisioned. These positions, since their integration in the Group, have been notably reduced, with the ultimate goal of eliminating them from the balance sheet.

Santander’s policy for approving new transactions related to these products remains very prudent and conservative. It is subject to strict supervision by the Group’s senior management. Before approving a new transaction, product or underlying asset, the risks division verifies:

•	The existence of an appropriate valuation model to monitor the value of each exposure: Mark-to-Market, Mark-to-Model or Mark-to-Liquidity.

•	The availability in the market of observable data (inputs) needed to be able to apply this valuation model.

And provided these two points are always met:

•	The availability of appropriate systems, duly adapted to calculate and monitor every day the results, positions and risks of new operations, and;

•	The degree of liquidity of the product or underlying asset, in order to make possible their coverage when deemed opportune.

[24]	Guarantees provided by monolines for bonds issued by U.S. states (municipal bonds) are not considered as exposure. They amounted to €566 million at the end of 2013.

1.4. Issuer risk in trading portfolios

Trading activity in credit risk is mainly conducted in Treasury in Spain. It is done by taking positions in bonds and credit default swaps (CDS) at different maturities on corporate and financial references, as well as indexes (Itraxx, CDX).

The table below shows the largest positions at the end of the year, distinguishing between long positions (bond purchase or protection sale via CDS and short positions (bond sale or purchase protection via CDS):

Largest “long” positions (protection sale)			Largest “short” positions (purchase protection)
	Exposure at default (EaD)	% of total EaD		Exposure at default (EaD)	% of total EaD

1st reference	118	3.8%	1st reference	-65	6.7%
2nd reference	112	3.6%	2nd reference	-45	4.7%
3rd reference	94	3.0%	3rd reference	-44	4.6%
4TH reference	92	3.0%	4TH reference	-29	3.0%
5th reference	84	2.7%	5th reference	-29	3.0%

Sub-total top 5	500	16.1%	Sub-total top 5	-212	22.0%

Top 5 subtotal	3,103	100.0%	Total	-965	100.0%

Million euros. Note: zero recoveries are supposed (LCR=0) in the EaD calculation

1.5. Gauging and contrasting measures

In 2013, the Group continued to regularly conduct analysis and contrasting tests on the effectiveness of the Value at Risk (VaR) calculation model, obtaining the same conclusions that enable us to verify the model’s reliability. The objective of these tests is to determine whether it is possible to accept or reject the model used to estimate the maximum loss of a portfolio for a certain level of confidence and a specific time frame.

The most important test is backtesting, analyzed at the local and global levels by the market risk control units. The methodology of backtesting is implemented in the same way for all the Group’s portfolios and sub-portfolios.

Backtesting consists of comparing the forecast VaR measurements, with a certain level of confidence and time frame, with the real results of losses obtained in a same time frame.

Santander calculates and evaluates three types of backtesting:

•	“Clean” backtesting: the daily VaR is compared with the results obtained without taking into account the intraday results or the changes in the portfolio’s positions. This method contrasts the effectiveness of the individual models used to assess and measure the risks of the different positions.

•	Backtesting on complete results: the daily VaR is compared with the day’s net results, including the results of the intraday operations and those generated by commissions.

•	Backtesting on complete results without mark-ups or commissions: the daily VaR is compared with the day’s net results from intraday operations but excluding those generated by mark- ups and commissions. This method aims to give an idea of the intraday risk assumed by the Group’s treasuries.

For the first case and the total portfolio, there were two exceptions in 2013 of VaR at 99% (days when the daily loss was higher than the VaR): May 31 - concentrated in Brazil due to a more than usually high rise in the Brazilian currency curves, both nominal as well as inflation-indexed (IPCA) - and July 11 - concentrated in Spain due movements in curves and their greater than usual volatility, and Brazil, because of the currency’s significant appreciation against the dollar.

The number of exceptions responded to the expected performance of the VaR calculation model, which works with a confidence level of 99% and an analysis period of one year (over a longer period of time, an average of two or three exceptions a year is expected).

The backtesting exercises are regularly conducted for each relevant portfolio or strategy of the Group, and its main objective (as in the rest of contrasting tests) is to detect anomalies in the VaR model of each portfolio (for example, shortcomings in the parameterization of the valuation models of certain instruments, inappropriate proxies, etc.). This is a dynamic process contextualized in the framework of the procedure for reviewing and validating the model.

BACKTESTING OF BUSINESS PORTFOLIOS: DAILY RESULTS VERSUS PREVIOUS DAY’S VALUE AT RISK

(Millions of euros)

1.6. Analysis of scenarios

Various stress scenarios were calculated and analyzed regularly in 2013 (at least every month) at the local and global levels for all the trading portfolios and using the same suppositions by risk factor.

Maximum volatility scenario (Worst Case)

This scenario is given particular attention as it combines historic movements of risk factors with an ad hoc analysis in order to reject very unlikely combinations of variations (for example, sharp falls in stock markets together with a decline in volatility).

This scenario is given particular attention as it combines historic movements of risk factors with an ad-hoc analysis in order to reject very unlikely combinations of variations (for example, sharp falls in stock markets together with a decline in volatility). As regards the variations, an historic volatility equivalent to six typical deviations is applied. The scenario is defined by taking for each risk factor the movement which represents the greatest potential loss in the portfolio, rejecting the most unlikely combinations in economic financial terms. For year-end, that scenario implied, for the global portfolio, interest rate rises, falls in stock markets, depreciation of all currencies against the euro, rise in credit spreads and mixed volatility movements. The following table shows the results of this scenario at the end of 2013.

The stress test shows that the economic loss suffered by the Group in its trading portfolios, in terms of the Mark to Market (MtM) result would be, if the stress movements defined in the scenario materialized, €130.6 million, a loss that would be concentrated in Europe (in this order, credit spreads, interest rates and exchange rates) and Latin America (interest rates, equities and exchange rates).

MAXIMUM VOLATILITY STRESS SCENARIO (WORST CASE)

€ million	Interest Rate	Equity	Exchange Rate	Credit Spread	Commodity	Total

Total Trading	-51.3	-21.5	-27.3	-30.3	-0.2	-130.6

Europe	-17.2	-7.7	-14.5	-24.5	-0.2	-64.1

Latin America	-30.4	-13.8	-12.7	0.0	0.0	-56.9

United States	-2.5	0.0	-0.1	0.0	0.0	-2.6

Global Activities	-1.2	0.0	0.0	-5.8	0.0	-7.0

Various global scenarios (similar for all the Group’s units) are established:

•	Abrupt crisis: ad hoc scenario with very sudden movements in markets. Rise in interest rate curves, sharp falls in stock markets, large appreciation of the dollar against the rest of currencies, rise in volatility and in credit spreads.

•	Crisis 11S: historic scenario of the September 11, 2001 attacks with a significant impact on the U.S. and global markets. It is sub-divided into two scenarios: 1) maximum accumulated loss until the worst moment of the crisis, and 2) maximum loss in a day. In both cases, there are drops in stock markets and in interest rates in core markets and rises in emerging markets, and the dollar appreciates against the rest of currencies.

•	Subprime crisis. Historic scenario of the U.S. mortgage crisis. The objective of the analysis is to capture the impact on results of the reduction in liquidity in the markets. The scenarios have two time frames (one day and 10 days): in both cases there are drops in stock markets and in interest rates in core markets and rises in emerging markets, and the dollar appreciates against the rest of currencies.

•	Sovereign crisis: the severest historic scenario by the Committee of European Banking Supervisors (CEBS) to measure the market’s shock capacity between April 15 and September 1, 2010. Given the Group’s international sphere, four geographic zones are distinguished (U.S., Europe, Latin America and Asia), interest rate rises, falls in stock markets and volatilities are established, rises in credit spreads and depreciation of the euro and Latin American currencies and appreciation of Asian currencies against the dollar.

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

Here we show the results of the global scenarios for the last three years.

STRESS TEST RESULTS : COMPARISON OF 2011, 2012 AND 2013 (ANNUAL AVERAGES)

(Millions of euros)

2. Non-Trading Activity25

2.1. Structural interest rate risk

Europe and the United States

Generally, in these mature markets and in a context of low interest rates, the general positioning has been to maintain balance sheets with positive sensitivity to short-term interest rate rises for the net interest margin (NIM). In the case of economic value (MVE), the sense of risk is determined by expectations of long-term interest rates in each market, on the basis of their economic indicators.

In any case, the exposure level in all countries is very low in relation to the annual budget and the amount of equity. Moreover, in 2013 the most general trend was to maintain or reduce the exposure.

At the end of 2013, the sensitivity of the NIM at one year to parallel rises of 100 basis points was concentrated in the euro interest rate curve, the U.S. dollar and sterling, with the parent bank, the U.S. subsidiary and Santander UK the units that contributed the most (€111 million, $54 million and £39 million, respectively). The sensitivity of the margin to the rest of convertible currencies is not significant.

[25]	Includes the entire balance sheet except for the trading portfolios.

NIM SENSITIVITY TO 100 BASIS POINTS

% of the total

Other: Portugal, SCF, SC USA, Poland and Santander Private Banking

At the same date, the main sensitivity of economic value to parallel rises in the yield curve of 100 basis points was in the euro interest rate curve in the parent bank (€1,478 million). As regards the dollar and sterling curves, the amounts were $285 million and £16 million, respectively).

MVE SENSITIVITY TO 100 BASIS POINTS

% of the total

The tables below give the structure by maturity of interest rates at the parent bank and Santander UK at the end of 2013.

PARENT BANK: INTEREST RATES REPRICING GAP26 (DECEMBER 31, 2013)

Millions of euros

	Total	3 months	1 year	3 years	5 years	> 5 years	Non sensitive
Assets	408,298	163,941	78,854	23,913	12,690	21,056	107,844
Liabilities	408,298	139,231	73,936	72,089	24,836	33,441	64,766
Off-balance sheet	0	-15,974	-2,378	13,411	3,509	1,433	0
Net Gap	0	8,736	2,540	-34,766	-8,637	-10,952	43,078

SANTANDER UK: INTEREST RATES REPRICING GAP27 (DECEMBER 31, 2013)

Millions of euros

	Total	3 months	1 year	3 years	5 years	> 5 years	Non sensitive
Assets	287,814	190,079	21,650	48,057	12,761	301	14,966
Liabilities	287,814	182,894	38,628	23,061	14,815	638	27,778
Off-balance sheet	0	407	8,555	-4,970	-3,790	-187	-15
Net Gap	0	7,591	-8,423	20,026	-5,843	-524	-12,828

In general, the gaps by maturities remained at very low levels in relation to the size of the balance sheet, in order to minimize interest rate risk.

Latin America

Due to differences in the macroeconomic context and the degree of maturity of these markets, the positioning with regard to the NIM was not homogeneous. There are countries with balance sheets positioned to interest rate rises and others to interest rate falls. With regard to MVE, the general positioning of the balance sheets was such that the average duration of the asset was higher than that of the liability (negative sensitivity to interest rate rises).

The risk in the main countries was reduced or maintained in 2013. In any case, the exposure level in all countries is very low in relation to the annual budget and the amount of equity.

[26]	Aggregate gap of all currencies in the balance sheet of Santander parent bank, expressed in euros.
[27]	Aggregate gap of all currencies in the balance sheet of Santander UK, expressed in euros.

EVOLUTION OF THE LATIN AMERICA STRUCTURAL INTEREST RISK PROFILE

Sensitivity of NIM and MVE to 100 basis points millions of euros

For Latin America as a whole, the consumption of risk at December 2013, measured to 100 basis points of the financial margin28, stood at €103 million (€89 million at December 2012). It can be seen from the chart below that over 95% of the risk was concentrated in three countries: Brazil, Chile and Mexico.

NIM SENSITIVITY TO 100 BASIS POINTS

% of the total

Other: Argentina, Colombia, Panama, Peru, Puerto Rico, Santander Overseas and Uruguay

[28]	Betas are used to aggregate the sensitivities of different curves.

At the end of 2013, the risk consumption for the region, measured to 100 basis points of asset value29, was €718 million (€916 million in 2012). That over 90% of the asset value risk was concentrated in three countries: Brazil, Chile and Mexico.

MVE SENSITIVITY TO 100 BASIS POINTS

% of the total

Other countries: Argentina, Colombia, Panama, Peru, Puerto Rico, Santander Overseas and Uruguay.

The gap tables show the interest-rate risk maturity structure in Brazil at the end of 2013

BRAZIL: INTEREST RATES REPRICING GAP30 (DECEMBER 31, 2013)

Millions of euros

	Total	3 months	1 year	3 years	5 years	> 5 years	Non sensitive
Assets	158,399	71,197	22,683	19,896	9,169	7,428	28,027
Liabilities	158,399	88,456	17,659	10,495	3,473	3,371	34,945
Off-balance sheet	0	5,293	1,101	-6,854	302	159	0
Net Gap	0	-11,967	6,126	2,547	5,997	4,216	-6,918

D.2. Structural exchange-rate risk/hedging of results

Structural exchange rate risk arises from Group operations in currencies, mainly related to permanent financial investments, and the results and hedging of these investments.

This management is dynamic and seeks to limit the impact on equity of currency depreciations and optimize the financial cost of hedging.

[29]	Betas are used to aggregate the sensitivities of different curves.
[30]	Aggregate gap of all currencies in the balance sheet of Brazil, expressed in euros.

As regards the exchange rate risk of permanent investments, the general policy is to finance them in the currency of the investment provided the depth of the market allows it and the cost is justified by the expected depreciation. One-off hedging is also done when a local currency could weaken against the euro beyond what the market estimates.

At the end of 2013, the largest exposures of a permanent nature (with potential impact on equity value) were concentrated, in this order, in sterling, Brazilian reais, U.S. dollars, Mexican pesos, Chilean pesos and Polish zlotys. The Group covers part of these positions of a permanent nature with exchange-rate derivatives.

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

These positions are exposed to market risk. VaR calculations are made for these positions, using market price series for listed shares and proxies for those that do not. At the end of 2013, the VaR at 99% with a one day time frame was €253.3 million (€281.4 million and €305.7 million at the end of 2012 and 2011, respectively).

D.4. Balance sheet market risk

With a homogeneous metric such as the VaR, the total market risk in the banking book can be monitored, distinguishing between fixed income (both interest rate as well the credit spread for the ALCO portfolios), exchange rate and equities.

Figures in millions of EUR

		December 31, 2013
	December 31, 2012	Low	Average	High	Period End

TOTAL	666.5	683.5	862.5	1,054.5	736.6

Trading	18.5	9.4	17.4	25.6	13.1
Non-Trading	659.0	387.6	857.6	1,051.3	733.9
Diversification Impact	-11.0	286.4	-12.4	-22.4	-10.3

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

Figures in millions of euros

Interest Rate Risk

		December 31, 2013
	December 31, 2012	Low	Average	High	Period End

Interest Rate Risk
Trading	12.0	8.1	12.7	21.3	8.5
Non-Trading	517.5	580.6	782.4	931.0	681.0
Diversification Impact	-11.8	-8.0	-12.6	-21.1	-8.5

TOTAL	517.6	580.6	782.6	931.2	681.0

Foreign Exchange Rate Risk

		December 31, 2013
	December 31, 2012	Low	Average	High	Period End

Exchange Rate Risk
Trading	3.5	1.6	5.4	14.5	4.7
Non-Trading	207.3	197.8	254.5	320.5	197.8
Diversification Impact	-3.5	-1.6	-5.4	-14.2	-4.6

TOTAL	207.3	197.8	254.5	320.8	197.9

Equity Price Risk

		December 31, 2013
	December 31, 2012	Low	Average	High	Period End

Equity Price Risk
Trading	7.1	2.1	5.6	11.7	4.7
Non-Trading	281.4	225.8	269.0	299.6	235.3
Diversification Impact	-7.0	-2.1	-5.5	-11.5	-4.6

TOTAL	281.5	225.8	269.1	299.8	235.3

The Group’s daily VaR estimates by activity were as set forth below.

Figures in millions of EUR

		December 31, 2013
	December 31, 2012	Low	Average	High	Period End
Trading
Interest Rate	12.0	8.1	12.7	21.3	8.5
Exchange Rate	3.5	1.6	5.4	14.5	4.7
Equity	7.1	2.1	5.6	11.7	4.7
Credit Spread	9.1	6.1	9.6	16.4	7.2
Commodities	0.3	0.1	0.3	0.7	0.3

TOTAL	18.5	9.4	17.4	25.6	13.1

Non-Trading Interest Rate
Interest Rate	517.5	580.6	782.4	931.0	681.0

Exchange Rate

Non-Trading Foreign Exchange
Exchange Rate	207.3	197.8	254.5	320.5	197.8

Non-Trading Equity
Equity	281.4	225.8	269.0	299.6	235.3

TOTAL	666.5	683.5	862.5	1,054.5	736.6

Interest Rate	517.6	580.6	782.6	931.2	681.0
Exchange Rate	207.3	197.8	254.5	320.8	197.9
Equity	281.5	225.8	269.1	299.8	235.3

E. Internal model

Grupo Santander had, at the end of 2013, approval from the Bank of Spain for its internal market risk model for calculating regulatory capital in the trading portfolios of units in Spain, Chile, Mexico and Portugal. The Group’s objective is to gradually increase approval to the rest of units.

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

As a result of this approval, the regulatory capital of trading activity for the commented perimeter is calculated via advanced methods, using as main metric the VaR , the stressed VaR and the incremental risk charge (IRC), in line with the new capital requirements demanded by the Basel agreements and, specifically in the European directive CRD-IV (transposition of the Basel III agreements).

We closely cooperate with the Bank of Spain in order to increase the entities that can enter into the internal model (at the geographic and operational levels), as well as in analysis of the impact of new requirements, in line with the documents published by the Basel Committee to strengthen the capital of banks.

Part 7. Liquidity and funding risk

7.1 Introduction to the treatment of liquidity and funding risk

Liquidity and funding risk management has always been a basic element of the Group’s business strategy and a fundamental cornerstone, together with capital, on which the strength of its balance sheet rests.

Liquidity has become increasingly important in recent years due to the growing stresses in the financial markets in the framework of a global economic crisis. This scenario has emphasized the importance of banks having appropriate funding structures and strategies to ensure their intermediation activity.

During this period of stress, the Group has enjoyed an adequate liquidity position, which has represented a competitive advantage in terms of carrying on and expanding its activity in a demanding environment.

This improved position held by the Group as a whole has been based on a decentralized funding model composed by subsidiaries that are autonomous and self-sufficient in terms of liquidity. Each subsidiary is responsible for covering the liquidity needs arising from its current and future activity, by means of either deposits taken from its customers in its area of influence, or through recourse to the wholesale markets where it operates, under management and supervision procedures coordinated at Group level.

This is a funding structure that is most effective in situations of high market stress as it prevents difficulties in one area from affecting funding capacity in other areas and, therefore, the Group as a whole, which could occur if a centralized funding model were used.

In addition, at the Group this funding structure also benefits from the advantages of having a commercial banking model with a significant presence (business shares of around 10% or more) in ten markets with great potential, with the focus on retail customers and a high level of efficiency. As a result, the subsidiaries have a considerable capacity to attract stable deposits, as well as a significant issue capacity in the wholesale markets of those countries, generally in their own currencies, which is bolstered by the strength afforded by their franchise and membership of a leading group.

7.2 Liquidity management framework - Monitoring and control of liquidity risk

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

7.2.1 Organizational and governance model

Decisions relating to all structural risks, including liquidity risk, are made though local asset-liability committees (ALCOs) in coordination with the markets committee.

The markets committee is the highest-ranking body at Group level responsible for coordinating and supervising all global decisions affecting liquidity risk measurement, management and control. It is chaired by the Bank’s chairman and its members are the second vice-chairman (who, in turn, is the chairman of the risk committee), the CEO, finance and risk executive vice presidents, and certain heads of business and analysis units.

Following the aforementioned principles, the local ALCO committees establish strategies to guarantee and/or anticipate the funding requirements of their business. They are assisted in the performance of their duties by the financial management area and the market risk area, which submit analyses and management proposals and monitor compliance with the respective limits set.

In line with governance best practice, the Group has traditionally maintained a clear division between the implementation of the financial management strategy (for which the financial management area is responsible) and its monitoring and control (which is the responsibility of the market risk area).

This governance model has been reinforced by being integrated into a more global vision of the Group’s risks, namely the Group risk appetite framework, which responds to the demands from market regulators and participants, as a result of the financial crisis, for banks to strengthen their risk management and control systems.

With respect to the liquidity risk profile and appetite, the Group’s strategy when conducting its businesses aims to structure the balance sheet to make it as resilient as possible to potential liquidity stress scenarios. The liquidity appetite metrics are therefore structured by applying, on an individual basis, the principles of the Group’s liquidity management model, with specific levels for the structural funding ratio and minimum liquidity horizons under various stress scenarios, as detailed in the following sections.

7.2.2 Balance sheet analysis and liquidity risk measurement

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

Simultaneously, various scenario analyses are conducted considering the additional liquidity needs that could arise if certain very severe but very unlikely events occur. These events might have a varying effect on the various balance sheet items and/or funding sources (extent of roll-over of wholesale financing, run-off of deposits, impairment of liquid assets, etc.), due either to the global market conditions or to the Group’s specific situation.

The results of these balance-sheet, projection and scenario analyses provide the inputs required to prepare the Group’s various contingency plans, which, if necessary, would enable it to anticipate a broad spectrum of potential adverse situations.

All these measures are in line with the practices being promoted by the Basel Committee to strengthen the liquidity of financial institutions, the objective of which is to define a framework of principles and metrics that, in some cases, is currently in the observation phase and, in others, at the development stage.

The measurements, metrics and analyses used by the Group and subsidiaries in liquidity risk management and control are shown in greater detail below:

Methodology for liquidity risk monitoring and control

The liquidity risk measures adopted by the Group pursue the following goals:

•	To attain the highest degree of effectiveness in liquidity risk measurement and control.

•	To provide support for financial management, to which end the measures are adapted to the manner in which the Group’s liquidity is managed.

•	To be aligned with Basel III, in order to avoid any conflicts between varying limits and to facilitate limit management.

•	To constitute an early warning system that anticipates potential risk situations by monitoring certain indicators.

•	To achieve involvement at country level. Although the metrics are developed on the basis of common, uniform concepts affecting liquidity, they have to be analyzed and adapted by each unit.

Two kinds of basic metrics are used to control liquidity risk: short term and structural. Dynamic metrics include basically the liquidity gap, while static metrics feature the net structural balance-sheet position. The Group supplements these metrics by developing various stress scenarios. Following is a detailed description of these three metrics:

a)	Liquidity gap

The liquidity gap provides information on potential cash inflows and outflows -both contractual and those estimated using assumptions- for a given period. Liquidity gap analyses are prepared for each of the main currencies in which the Group operates.

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

Consequently, as this analysis has to be performed on an individual basis for each subsidiary in view of their autonomous management, a consolidated view of the Group’s liquidity gaps is of very limited use for the management and understanding of liquidity risk.

The various analyses conducted using the liquidity gap as a basis include most notably the wholesale funding analysis. Based on this analysis, a metric has been defined the aim of which is to ensure that the Group has sufficient liquid assets to attain a minimum liquidity horizon in a scenario in which wholesale financing is not renewed on maturity; this minimum horizon is set at 90 days at the Group.

The minimum liquidity horizons are established at corporate level and on a uniform basis for all units/countries, which must calculate their wholesale liquidity metric for the main currencies in which they operate.

Bearing in mind the pressures experienced by the markets in recent years, the wholesale liquidity gap has been monitored particularly closely at the Parent and at the units in the euro zone.

At the end of 2013, all units were comfortably positioned with respect to the horizons set at corporate level for the aforementioned scenario.

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

In practice, each subsidiary prepares its own liquidity balance sheet (different from the balance sheet for accounting purposes) by classifying the various asset, liability and off-balance-sheet items on the basis of their nature in terms of liquidity. Thus, the funding structure of each subsidiary is determined, which must at all times conform to a fundamental premise: namely that the basic businesses must be financed with stable funds and medium and long-term financing. The combination of these measures guarantees the robustness of the Bank’s financial structure and the sustainability of its business plans.

As of December 31, 2013, the Group’s structural liquidity surplus stood at €150 billion on a consolidated basis. This surplus is based mainly on fixed income securities (€108 billion), equities (€6 billion) and net deposits at central banks (€48 billion).

c)	Scenario analysis

In order to supplement the aforementioned metrics, the Group develops a series of stress scenarios. Its main objective is to identify the critical factors in each potential crisis and, at the same time, to define the most appropriate management measures to address each of the situations assessed.

In their liquidity analyses the units generally consider three different scenarios: systemic, idiosyncratic and hybrid which, given the Group’s characteristics, have been adapted to also take into account a local and a global systemic crisis. These scenarios constitute the minimum standard analysis established for all Group units to be reported to senior management. Also, each unit develops ad-hoc scenarios which replicate major historical crises or the liquidity risks specific to its particular environment.

The fundamental characteristics of the three base scenarios are as follows:

•	Idiosyncratic crisis: affecting only the entity and not its environment. This is basically reflected in wholesale funds and in retail deposits, with various percentages of outflows based on the severity defined.

Within this category, a crisis at the Parent Bank, Banco Santander, S.A., which affect a local unit, is considered to be a specific scenario. This scenario was particularly relevant in 2012 in view of the tensions experienced in the peripheral eurozone countries.

•	Systemic crisis: taken to be an attack by the international financial markets on the country in which the unit is located. Each entity is affected to a different extent depending on their relative positioning in the local market and the image of resilience they offer. The factors that would be affected in this scenario include, for example, the wholesale financing facilities, due to closure of the markets, and the liquid assets tied to the country, whose value would be significantly reduced.

•	Hybrid crisis: in this scenario some of the factors described in the preceding paragraphs are stressed, paying particular attention to the most sensitive aspects from the standpoint of the unit’s liquidity risk.

These metrics and scenario definitions are directly related to the definition and execution of the liquidity contingency plan that is the responsibility of financial management.

At the end of 2013, in the event of a potential systemic crisis affecting the wholesale funding of the units located in Spain, Santander Group would have an adequate liquidity position. In particular, the wholesale liquidity horizon metric in Spain (included within the liquidity gap measures) would show levels exceeding 90 days in which the liquidity reserve would cover all wholesale financing maturities if they were not renewed.

In addition to these three metrics, the Group has defined a series of internal and market variables to act as early warning signals for potential crises; these signals are also capable of indicating the nature and severity of such crises. The incorporation of these variables in day-to-day liquidity management enables the Group to anticipate any situations that might have an adverse effect on its liquidity risk. Although these alerts vary from country to country and from entity to entity, based on the specific conditioning factors in each case, certain parameters are used across the Group, such as the price of Banco Santander CDSs, the changes in deposits and the trend in central bank official interest rates.

7.2.3 Management tailored to business needs

Santander Group performs its liquidity management at subsidiary and/or business unit level in order to finance its recurring activities with the appropriate terms and prices. In practice, in keeping with the funding principles mentioned above, the liquidity management at these units consists of the following:

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

Traditionally, the Group’s main subsidiaries have been self-sufficient in terms of their structural funding. The exception has been Santander Consumer Finance (SCF) which, because it specializes in consumer financing mainly through dealer/retailer recommendations, has required the financial support of other Group units, especially the Parent.

7.3 Funding strategy and evolution of liquidity in 2013

7.3.1 Funding strategy

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

In any case, it is possible to identify a series of general trends in the policies implemented by Group’s subsidiaries in their funding and liquidity management strategies over the last five years, namely:

•	Strong generation of liquidity from the commercial business due to the lower growth of credit and the greater emphasis on attracting customer funds.

•	Maintenance of adequate, stable medium and long-term wholesale funding levels at Group level. Therefore, at 2013 year-end, this funding represented 20% of the liquidity balance sheet, a very similar level to the 21% in 2010, although significantly lower than the 28% at December 2008, when wholesale liquidity was an abundant, low-cost resource at worldwide level.

Following the tightening of conditions on the wholesale markets, the Group’s decentralized subsidiaries model, with proprietary issues and ratings programs, contributed to maintaining the Group’s high-level participation in the developed wholesale markets, even in the most demanding periods, such as the two-year period encompassing 2011 and 2012.

•	Holding a sufficient volume of assets eligible for discount at central banks and other public bodies as part of the liquidity reserve for episodes of stress on wholesale markets.

In particular, the Group has raised its total discount capacity in recent years to around €145 billion.

In 2012, in view of the stresses on the euro markets, the Group pursued a prudent strategy of depositing most of the funds raised by it in the three-year auctions as an immediate liquidity reserve at the European System of central banks, while maintaining a very limited net global position. The reduction of the stresses enabled the Group in 2013 to repay the ECB all of the funds received by Spain in the three-year auctions, thereby reducing its net recourse to funding at the end of 2013 to the lowest levels in five years. Such funding was basically concentrated in Portugal. As of December 31, 2013, the liquidity reserve was located as follows: €103 billion in the U.K., €71 billion in the rest of the units in the convertible currencies area, and the remaining €26 billion mainly in Latin America and Poland.

Thanks to all these developments, based on a sound liquidity management model, the Group currently enjoys a very robust funding structure. The basic features of this distinguishing structure are as follows:

•	High proportion of customer deposits in a predominantly commercial balance sheet.

Customer deposits are the Group’s major source of funding. If retail promissory notes are included (given that in Spain they are a substitute for term deposits), these deposits represent around two thirds of the Group’s net liabilities (i.e. of the liquidity balance sheet) and at the end of 2013 they accounted for 91% of net loans.

•	Diversified wholesale funding, primarily at medium and long term, with a very small proportion maturing in the short term.

Medium and long-term wholesale funding represents 20% of the Group’s funding and enables it to comfortably cater for the net loans not financed with customer deposits (commercial gap).

7.3.2 Evolution of liquidity in 2013

At the end of 2013, in comparison with 2012, the Group reported:

•	A slight reduction in the ratio of loans to net assets (total assets less trading derivatives and interbank balances) to 73% due to the decrease in lending in the climate of deleveraging of the mature markets. Nevertheless, this figure still mirrors the commercial nature of the Group’s balance sheet.

•	An improvement in the loan-to-deposit (LTD) ratio, which stood at 109% (including retail promissory notes), down from 113% at December 2012. This fall continues the downward trend that began in 2008 (150%), which relies heavily on the Group subsidiaries’ capacity to generate liquidity and attract retail deposits.

•	An improvement also in the ratio of customer deposits plus medium and long-term funding to loans, owing to the combination of the liquidity resulting from commercial management efforts and the capacity of the Group units to issue and attract wholesale funds. This ratio stood at 119% (2012: 118%), by far surpassing the 104% reported in 2008.

•	At the same time, there was a continuing limited recourse to short-term wholesale funds, at under 2%, in line with prior years.

•	Lastly, the Group’s structural surplus (i.e. the excess of structural funding resources -deposits, medium and long-term funding, and capital- over structural liquidity requirements -non-current assets and loans-) stood at €150 billion at the end of 2013. This volume covers 16% of the Group’s net liabilities, similar to the 2012 level.

The Group maintains its capacity to access the various markets on which it operates, strengthened by the incorporation of new issuer units. In 2013 it launched issues and securitizations in 11 currencies, in which 17 significant issuers in 14 countries participated, with an average maturity of approximately 3.7 years. In 2012 the Group’s issues were made in 10 currencies, involving 13 issuers in 10 countries, with an average maturity of approximately 4.3 years.

Part 8. Operational risk

8.1 Definition and objectives

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

For the purpose of calculating regulatory capital for operational risk, the Group decided to opt for the standardized approach provided for under Basel II standards. In this regard, the Group embarked on a project for 2014 to shift to Advanced Measurement Approaches (AMA), for which it has already satisfied the majority of the regulatory requirements. In any event, it should be noted that the short-term priority in operational risk management continues to be focused on mitigation.

8.2 Corporate governance and organizational model

The organizational model for risk management and control follows the Basel guidelines and establishes three lines of defense:

•	First line: identification, management and control functions at first instance performed by the Group’s business and support units. The Group’s various corporate areas themselves constitute an additional level of control over the performance of the different local units.

•	Second line: independent control functions to ensure that risks are properly identified and managed by the first lines of defense, within the established general action frameworks.

It should be noted that in 2013 the Group bolstered the operational risk control function by creating, as part of the risk unit, the non-financial risk control area to complement the control function performed by the integrated risk control and internal risk validation area (CIVIR).

•	Third line: verification functions performed on a recurring basis by the internal audit division.

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

The Group has the following committees for operational risk management and control:

•	The corporate technology and operational risk committee made up of the managers in charge of the Bank’s various divisions relating to the management and control of this risk: its objectives are to provide an overview of the Group’s operational risk and establish effective measures and corporate policies regarding the management, measurement, monitoring and mitigation of this risk.

•	The corporate technology and operational risk control function committee: the committee meets every two months. It monitors the corporate area projects and the Group’s risk exposure and its meetings are attended by local and integrated risk control managers.

The Group oversees and controls technology and operational risk through its governing bodies. The Group’s board of directors, executive committee and management committee periodically address significant aspects concerning the management and mitigation of operational risk.

In addition, further to approval by the risk committee, the Group formally establishes the operational risk limits on an annual basis. A risk appetite is established which must fall within the low and medium-low risk profiles, which are defined in accordance with various ratio levels. Limits by country and for the Group are established based on the net loss to total income ratio. An assessment is also performed of the operational risk management status of the countries in accordance with certain internal indicators.

8.3 Risk management model

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

The main functions, activities and global initiatives which have been adopted and seek to ensure the effective management of operational and technology risk, can be summarized as follows:

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

With regard to technology risk management, the corporate function continues to strengthen significant aspects, such as the following:

•	Security of information systems.

•	Promotion of contingency and business continuity plans.

•	Management of technology risk (risk associated with the use of technology -development and maintenance of applications, design, implementation and maintenance of technology platforms, production of computer processes, etc.).

In 2013 the corporate framework for agreements with third parties and control of suppliers was approved, and is applicable for all the entities over which the Group exercises effective control. The framework develops and defines the principle of operational responsibility, and establishes the benchmarks to be taken into consideration in agreements with suppliers, with the primary objective being to establish the principles governing the relationships between Group entities and suppliers, from start to finish, paying particular attention to the following:

•	The decision to outsource new activities or services.

•	Selection of suppliers.

•	The establishment of each party’s rights and obligations.

•	Control of the service and periodic review of the agreements entered into with suppliers.

•	Termination of the agreements established.

This framework also establishes the necessary responsibility, while respecting an appropriate segregation of functions, in order to ensure that risks may be properly identified, the service controlled and supervision maintained within the Group.

8.4 Risk measurement and assessment model

In order to measure and assess technology and operational risk, the Group defined a set of quantitative and qualitative corporate techniques/tools that are combined to perform a diagnosis, based on the identified risks, and obtain a valuation, through the measurement/assessment, of the area/unit.

8.5 Business continuity plan

The Group has a business continuity management system (BCMS) to ensure the continuity of the business processes of its entities in the event of a disaster or serious incident.

This basic objective consists of the following:

•	Minimizing possible damage to persons, as well as adverse financial and business impacts for the Group due to an interruption of normal business operations.

•	Reducing the operational effects of a disaster by supplying a series of pre-defined, flexible guidelines and procedures to be employed in order to resume and recover processes.

•	Resuming time-sensitive business operations and associated support functions, in order to achieve business continuity, stable earnings and planned growth.

•	Re-establishing the time-sensitive technology and support operations of the business if existing technologies are not operational.

•	Protecting the public image of, and confidence in, the Group.

•	Meeting the Group’s obligations to its employees, customers, shareholders and other interested third parties.

8.6 Other matters relating to operational risk control and monitoring

Analysis and monitoring of controls in market operations

In view of the specific features and complexity of financial markets, the Group considers it necessary to continuously strengthen the operational control of its financial market activities. Therefore, in 2013, the control model for this business continued to be improved, with particular emphasis on the following points:

•	Analysis of the individual operations of each treasury operator to detect any possible anomalous conduct.

•	Improvement of the monitoring of communications with counterparties through the various authorized arrangement methods.

•	Implementation in progress of a new tool enabling compliance with new record-keeping requirements.

•	Reinforcement of controls on contributions of prices to market indices.

The business is also undergoing a global transformation, combined with the modernization of the technology platforms and operating processes involving a robust control model that enables the operational risk associated with this activity to be reduced.

Operational risk information system

The Group has a corporate information system that supports the operational risk management tools and facilitates the information and reporting functions and needs at local and corporate level.

The system offers event recording modules, risk mapping and assessment, indicators, mitigation and reporting systems, and is applicable to all the Group entities.

Corporate information

The corporate technology and operational risk control area has a system for management of operational risk information that provides data on the Group’s main risk elements. The information available from each country/unit in the operational risk sphere is consolidated to provide a global view with the following features:

•	Two levels of information: one corporate, with consolidated information, and the other individualized for each country/unit.

•	Dissemination of the best practices among the countries/units of the Group, obtained from the combined study of the results of qualitative and quantitative analyses of operational risk.

Information is specifically prepared on the following aspects:

•	The Group’s operational risk management model and its main units and geographical areas.

•	The operational risk management scope.

•	Analysis of the internal event database and the database of significant external events.

•	Analysis of the most significant risks arising from the operational and technology risk assessment exercises.

•	Evaluation and analysis of risk indicators.

•	Mitigating measures/active management.

•	Business continuity plans and contingency plans.

•	Regulatory framework: BIS II.

•	Insurance.

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

Part 9. Compliance and reputational risk

9.1 Definitions and objective

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

The Group’s objective regarding compliance risk is: (i) to minimize the probability of irregularities arising; and (ii) to identify, report and swiftly resolve any irregularities that might possibly arise. As for reputational risk, bearing in mind the diversity of sources from which it can arise, management of this risk aims to identify such sources and ensure that they are duly attended to so that the probability of their occurring is reduced and the possible impact thereof is mitigated.

9.2 Corporate governance and organizational model

It is the responsibility of the Bank’s board of directors, as part of its supervisory function, to approve the Group’s general risk policy. In the corporate compliance and reputational risk area, the board is in charge of the Group’s general Code of Conduct, the global policy on the prevention of money laundering and terrorist financing and the product and service marketing policy.

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

The compliance function reports to the board on an ongoing basis, mainly through the audit and compliance committee, to which the Group’s head of compliance reported at the twelve meetings held by this committee in 2013. The Group’s head of compliance also reported to one meeting of the risk committee in 2013, without prejudice to attending other sessions of this committee when transactions with a possible impact from the reputational risk standpoint were submitted to it.

Lastly, the corporate committees for regulatory compliance, analysis and resolution and marketing (the last two specialize in their respective subjects: the prevention of money laundering and the marketing of products and services) are collective bodies with basic competencies which have a global scope (all geographical areas, all businesses) and are replicated at local level.

The risk unit monitors the compliance risk control framework both from the integrated risk control and internal risk validation area (CIVIR), in the exercise of its functions to support the risk committee, and from the non-financial risk control area created in 2013.

The organizational model revolves around the corporate compliance and reputational risk area, forming part of the general secretariat division, which is entrusted with managing the Group’s compliance and reputational risks. Within this area, which is led by the Group’s head of compliance, are the corporate regulatory compliance risk management office, the corporate reputational risk management office and the corporate financial intelligence unit (UCIF), which is responsible for the prevention of money laundering and terrorist financing. This structure is replicated at local level and also in the global businesses, the appropriate functional reporting channels to the corporate area having been established.

9.3 Risk appetite model

The risk committee was informed at its meeting held on October 2013 of the Group’s risk appetite model applicable to compliance and reputational risk. The model is characterized by the following three elements:

•	It is based on an express declaration of zero appetite for compliance and reputational risk.

•	The objective of the management performed by the Group is to minimize the incidence of compliance and reputational risk. Accordingly, systematic monitoring is performed using the compliance and reputational risk indicator resulting from the assessment matrices prepared for each country.

•	Quarterly monitoring of risk appetite is performed on a country-by-country basis.

Data of the communications received from the various supervisors each month is fed into the assessment matrix. Each of these communications is allocated a score depending on the risk they represent in terms of: (i) costs due to fines; (ii) process reorganization costs; and (iii) the impact on the brand and reputational risk. These assessments are compared with ratings assigned by internal audit with respect to compliance.

Each local unit is allocated a weighting based on its attributable profit and volume of assets, which can be used to obtain an overall score for the Group.

9.4 Risk management model

The main responsibility for compliance and reputational risk management is shared by the compliance department and the various business and support units that conduct the activities giving rise to risk. The responsibility for developing policies and implementing the corresponding controls lies with the compliance department, which is also responsible for advising senior management on these matters and fostering a culture of compliance, all as part of an annual program whose effectiveness is periodically evaluated.

The compliance department directly manages the basic components of these risks (money laundering, codes of conduct, product marketing, etc.) and ensures that the other components are duly addressed by the corresponding Group unit (responsible financing, data protection, customer claims, etc.), for which purpose it has established the appropriate control and verification systems.

The integrated risk control and internal risk validation area ensures that the risk management model is properly executed. Also, as part of its functions, internal audit performs the tests and reviews required to check that the standards and procedures established at the Group are being complied with.

The central plank of the Group’s compliance program is the general Code of Conduct. This code contains the ethical principles and standards of conduct that must guide the actions of all the Group employees and is complemented in certain matters by the standards contained in the industry-specific codes and manuals(31).

Also, the code establishes: i) the functions and responsibilities regarding compliance by the Group’s relevant governing bodies and divisions; ii) the standards regulating the consequences of the failure to comply; and iii) a channel for reporting and processing notifications of allegedly unlawful actions.

It is the role of the corporate compliance office, under the supervision of the audit and compliance committee and the regulatory compliance committee, to ensure the effective implementation and monitoring of the general Code of Conduct.

The regulatory compliance committee, which is chaired by the Group’s general secretary, has authority on all matters relating to the compliance function, without prejudice to the matters assigned to the two specialist bodies in this area (the corporate marketing committee with regard to the marketing of products and services, and the analysis and resolution committee with regard to the prevention of money laundering and terrorist financing). The regulatory compliance committee is composed of representatives from internal audit, the general secretariat division, financial management, human resources, organization and costs, organization and costs and the most directly affected business units.

The Group’s compliance department has been entrusted with the following compliance and reputational risk management functions:

1.	Implementing the Group’s general Code of Conduct and other codes and industry-specific manuals.

2.	Supervising the training activities on the compliance program conducted by the human resources area.

[31]	The industry-specific codes and manuals include the prevention of money laundering and terrorist financing manual, the code of conduct in securities markets, the procedures manual for the sale of financial products, the analysis code of conduct, the research policy manual, the use of information and communications technology conduct manual, the property management conduct manual, the purchasing management conduct manual, etc., in addition to the notes and circulars implementing specific points of these codes and manuals.

3.	Directing investigations into any possible breaches, with help from internal audit, and proposing the appropriate penalties to the related committee.

4.	Cooperating with internal audit in the periodic reviews carried out by internal audit on compliance with the general code and with the industry-specific codes and manuals, without prejudice to the periodic reviews of matters of regulatory compliance which are conducted by the compliance department directly.

5.	Receiving and handling the complaints made by employees or third parties through the whistleblowing facility.

6.	Advising on the resolution of doubts arising from the application of the codes and manuals.

7.	Preparing an annual report on the application of the compliance program for submission to the audit and compliance committee.

8.	Regularly reporting to the general secretary, the audit and compliance committee and the board of directors on the implementation of the compliance policy and the compliance program.

9.	Assessing, every year, the changes that it might be appropriate to make to the compliance program, particularly in the event of detecting unregulated risk areas and improvable procedures, and proposing such changes to the audit and compliance committee.

As regards the industry-specific codes and manuals, the focus of the compliance program is on the following operational spheres, inter alia:

•	Prevention of money laundering and the financing of terrorism.

•	Marketing of products and services.

•	Conduct in securities markets.

•	Relations with regulators and supervisors.

•	Preparation and dissemination of the Group’s institutional information.

Prevention of money laundering and the financing of terrorism

Policies

As a socially responsible organization, it is a strategic objective for the Group to have an advanced effective system for the prevention of money laundering and the financing of terrorism that is constantly adapted to the latest international regulations and has the capacity to respond to the appearance of new techniques employed by criminal organizations.

The prevention of money laundering and terrorist financing function is articulated in certain policies that establish minimum standards that the Group’s units must observe, and which are prepared in conformity with the principles contained in the 40 recommendations of the Financial Action Task Force (FATF) and the obligations and stipulations of Directive 2005/60/EC of the European Parliament and of the Council of October 26, 2005 on the prevention of the use of the financial system for the purpose of money laundering and terrorist financing.

The corporate policy and the standards implementing it must obligatorily be complied with at all Group units worldwide. In this regard, units should be taken to be all the Group’s banks, subsidiaries, departments or branches, both in Spain and abroad, which, in accordance with their legal status, must be subject to the regulations on the prevention of money laundering and terrorist financing.

Governance and organization

The organization of the prevention of money laundering and terrorist financing function is divided into three parts: the analysis and resolution committee (CAR), the corporate financial intelligence unit (UCIF) and the persons in charge of prevention at various levels.

The CAR is a collective body with a corporate scope which is chaired by the Group’s general secretary and is composed of representatives of internal audit, the general secretary division, human resources, organization and costs and the most directly affected business units. The CAR held four meetings in 2013.

The UCIF’s function is to establish, coordinate and supervise the systems and procedures for the prevention of money laundering and terrorist financing at all Group units.

Also, there are persons responsible for the prevention of money laundering and terrorist financing at four different levels: area, unit, branch and account. Their mission in each case is to support the UCIF from the position of proximity to customers and operations.

At consolidated level, a total of 781 professionals perform the prevention of money laundering and terrorist financing function at the Group (three-quarters of that number on a full-time basis) at 173 units established in 36 countries.

The Group has established corporate systems at all its units and business areas based on decentralized computer software which makes it possible to present directly to the account branches or the relationship managers the transactions and customers which need to be analyzed because of their risk. The aforementioned tools are supplemented by other tools used centrally by the teams of analysts in the prevention units and, based on certain risk profiles and changes in certain customer operational behavior patterns, they enable transactions that might be linked to money laundering or terrorist financing to be analyzed, identified on a preventative basis and monitored.

The Group is a founder member, along with ten other large international banks, of the Wolfsberg Group. The Wolfsberg Group’s objective is to establish international standards to increase the effectiveness of programs to combat money laundering and terrorist financing in the financial community. Various initiatives have been developed which have addressed, inter alia, issues such as the prevention of money laundering in private banking and correspondent banking, and the financing of terrorism. The regulatory authorities and experts in this area consider that the Wolfsberg Group and the principles and guidelines set by it represent an important step in the fight against money laundering, corruption, terrorism and other serious crimes.

Marketing of products and services

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

The corporate marketing committee (CCC) is the Group’s highest decision-making body regarding the approval of products and services. Chaired by the Group’s general secretary, it is composed of representatives of the following divisions: risk, financial accounting and control, technology and operations, general secretariat division, internal audit, commercial banking, global wholesale banking, private banking, asset management and insurance.

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

The global consultative committee is the advisory body of the corporate marketing committee and consists of area representatives who provide an insight into risks, regulations and markets. The global consultative committee, which meets roughly on a quarterly basis, may recommend the review of products affected by market changes, impaired solvency (country, sectors or companies) or changes in the Group’s market perception at medium and long term.

The corporate monitoring committee is the Group’s decision-making body regarding the monitoring of products and services. This committee is chaired by the general secretary and is attended by internal audit, legal advisory, compliance, customer care and the business areas concerned (with the ongoing representation of the commercial network). It meets weekly, and considers and resolves specific issues relating to the selling of products and services at a local level as well as at the level of the Group units outside Spain.

The purpose of the corporate reputational risk management office is to provide the relevant governing bodies with the information required to enable them: (i) to conduct an appropriate analysis of risk in the approval phase, with a twofold focus: impact on the Bank and impact on customers; and (ii) to monitor products over their life cycle.

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

Governance and organization

The organization is centered on the corporate compliance office and local and subsidiaries’ compliance divisions.

The Group’s compliance department performs the following main functions in relation to the rules of conduct in securities markets:

1.	Registering and controlling sensitive information that is known by and/or generated at the Group;

2.	Keeping lists of the securities affected and the initiated persons, and monitoring transactions with these securities;

3.	Monitoring transactions with restricted securities depending on the type of activity, portfolios or groups to which the restriction applies;

4.	Receiving and attending to notifications of, and requests for, authorization of transactions for own account;

5.	Controlling transactions for own account of the persons subject to compliance with the Code of Conduct;

6.	Managing breaches;

7.	Resolving any issues raised concerning the Code of Conduct in Securities Markets (CCMV);

8.	Recording and resolving conflicts of interest and the situations that might give rise to them;

9.	Assessing and managing any conflicts that might arise in the analysis activity.

10.	Maintain the files required to control compliance with the obligations established in the CCMV;

11.	Develop ordinary contact with the regulators;

12.	Organizing training and, in general, performing the actions required to apply the CCMV; and

13.	Analyzing actions that might be suspected of constituting market abuse and, where appropriate, reporting them to the supervisors.

Criminal risk prevention

The Group’s compliance department has also been entrusted with the management of the criminal risk prevention model, which resulted from the entry into force of Organic Law 5/2010, which made legal entities criminally responsible for crimes committed on their account or for their benefit by directors or representatives or employees as a result of a lack of control.

Towards the end of 2013 a review certification process of the Group’s criminal risk prevention model was performed based in part on third-party appraisal, which verified the following: i) the effective implementation of the Group’s internal rules: ii) the existence of general control measures and; iii) the existence of specific control measures. Also, the criminal code reform project currently under way was monitored, with a view to anticipating as far as possible the adaptation tasks.

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

Part 10. Capital

10.1 Compliance with the new regulatory framework

The regulations known as Basel III, which establish new global capital and liquidity standards for financial institutions, came into force in 2014.

From the capital standpoint, Basel III redefines what is considered to be available capital at financial institutions (including new deductions and raising the requirements for eligible equity instruments), increases the minimum capital requirements, requires financial institutions to operate permanently with capital buffers, and adds new requirements in relation to the risks considered.

The Group shares the ultimate objective pursued by the regulator with this new framework, namely to endow the international financial system with greater stability and resilience. In this regard, for many years the Group has collaborated on the impact studies for calibrating the new rules conducted by the Basel Committee and the European Banking Authority (EBA) and coordinated at local level by the Bank of Spain.

In Europe, the new standards have been implemented through Directive 2013/36/EU, known as the Capital Requirements Directive (“CRD IV”), and the related Capital Requirements Regulation (“CRR”), which is directly applicable in all EU member states (as part of the Single Rulebook). In addition, the standards are subject to Implementing Technical Standards commissioned from the European Banking Authority (EBA), some of which will be issued in the coming months/years.

The Capital Requirements Regulation came into force on January 1, 2014, with many of its rules subject to various implementation timetables. This transitional implementation phase, which affects mainly the definition of eligible capital, concludes at the end of 2017, except with regard to the deduction for deferred tax assets, the transition period for which lasts until 2023.

Subsequent to the transposition of Basel III into European legislation, the Basel Committee has continued to issue additional standards, some in the form of public consultation processes, which will entail a future amendment of CRD IV and the CRR. The Group will continue to support the regulators by offering its opinions and participating in impact studies.

The Group currently has robust capital ratios, in keeping with its business model and risk profile, which, coupled with its substantial capacity to generate capital organically and the gradual implementation timetable envisaged for the new requirements in the legislation, place it in a position to comply with Basel III.

With regard to credit risk, the Group is continuing to adopt its plan to implement the advanced internal ratings-based (AIRB) approach under Basel for substantially all its banks, and it intends to do so until the percentage of net exposure of the loan portfolio covered by this approach exceeds 90%. The attainment of this objective in the short term will also depend on the acquisitions of new entities and the need for the various supervisors to coordinate the validation processes for the internal approaches. The Group is present in geographical areas where there is a common legal framework among supervisors, as is the case in Europe through the Capital Requirements Directive. However, in other jurisdictions, the same process is subject to the framework of cooperation between the home and host country supervisors under different legislations, which in practice entails adapting to different criteria and timetables in order to obtain authorization to use the advanced approaches on a consolidated basis.

Accordingly, the Group continued in 2013 with the project for the progressive implementation of the technology platforms and methodological improvements required for the roll-out of the AIRB approaches for regulatory capital calculation purposes at the remaining Group units. To date the Group has obtained authorization from the supervisory authorities to use advanced approaches for the calculation of regulatory capital requirements for credit risk for the Parent, the main subsidiaries in Spain, the United Kingdom and Portugal, certain portfolios in Mexico, Brazil and Chile, as well as for Santander Consumer Finance in Spain and the United States. The Group’s Basel implementation strategy is focused on obtaining authorization for the use of AIRB approaches at the main entities in the Americas and Europe.

With regard to operational risk, the Group currently uses the standardized approach for regulatory capital calculation purposes and has embarked on a project to roll out AMA approaches once it has collated sufficient data using its own management model. The Group considers that the internal model should be developed primarily on the basis of the experience accumulated in managing an entity through the corporate guidelines and criteria established after assuming control, which are a distinctive feature.

As regards the other risks explicitly addressed in Pillar I of the Basel Capital Accord, Santander Group has been authorized to use its internal model for market risk on the treasury areas’ trading activities in Spain, Chile, Portugal and Mexico, thus continuing implementation of the roll-out plan it submitted to the Bank of Spain for the other units.

With respect to Pillar II, the Group uses an economic capital approach to quantify its global risk profile and its capital adequacy position as part of the internal capital adequacy assessment process (ICAAP) at consolidated level. This process includes regulatory and economic capital planning under several alternative economic scenarios, in order to ensure that the internal capital adequacy targets are met even in plausible but highly unlikely adverse scenarios. The ICAAP exercise is supplemented with a qualitative description of the risk management and internal control systems, is reviewed by internal audit and internal validation teams and is subject to a corporate governance structure that culminates in its approval by the Group’s board of directors, which also establishes the strategic factors relating to risk appetite and capital adequacy targets on an annual basis.

In accordance with the capital requirements set by the European Directive and Bank of Spain rules, the Group publishes its Pillar III disclosures report on an annual basis. This report comfortably meets the market transparency requirements in relation to Pillar III. The Group considers the market reporting requirements to be fundamental in order to complement the minimum capital requirements of Pillar I and the supervisory review process performed through Pillar II. In this respect, its Pillar III disclosures report incorporates the recommendations made by the European Banking Authority (EBA), thus making Santander Group an international benchmark in terms of market transparency, as is already the case with its annual report.

Parallel to the roll-out of advanced approaches at the various Group units, Santander Group is carrying out an ongoing training process on Basel at all levels of the organization, covering a significant number of professionals from all areas and divisions, with a particular focus on those most affected by the changes arising from the adoption of the new international capital standards.

10.2 Economic capital

Economic capital is the capital required, based on an internally-developed model, to support all the risks of the business activity with a given solvency level. In the case of Santander, the solvency level is determined by the AA-/A+ long-term target rating, which results in the application of a 99.95% confidence level (higher than the regulatory 99.90%) for the purpose of calculating the required capital.

The Group’s economic capital model complements the regulatory approach by including in its measurement all the significant risks incurred in the Group’s operations. Accordingly, it considers risks such as concentration risk, structural interest rate risk, business risk, pension risk and other risks outside the scope of regulatory Pillar I capital requirements. Economic capital also includes the diversification effect, which in the case of Santander Group, owing to the multinational, multibusiness nature of its operations, is of key importance in determining its overall risk and solvency profile.

Comparison of regulatory and economic capital requirements is distorted because there are certain risks, such as goodwill, which for regulatory purposes are presented as deductions from the eligible capital base instead of being included as capital requirements. Similarly, the economic capital required for these risks can be presented as deductions from the internal capital base (following the regulatory method) or as part of the economic capital requirements, which is the preferred option within the Group. Furthermore, as we have mentioned above, measurement of economic capital includes certain risks that are not present in the regulatory approach (the so-called Pillar II risks).

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

Economic capital is a fundamental tool for the internal management and implementation of the Group’s strategy, from the viewpoint of both the assessment of capital adequacy and the management of portfolio and business risk.

With regard to capital adequacy, in the context of Pillar II of the Basel Capital Accord, the Group conducts the internal capital adequacy assessment process using its economic capital model. To this end, the Group plans the business performance and the capital requirements under a central scenario and under alternative stress scenarios. With this planning the Group ensures that it will continue to meet its capital adequacy targets, even in adverse economic scenarios.

Also, the economic capital metrics make it possible to assess risk-return targets, price transactions on a risk basis and gauge the economic viability of projects, units or lines of business, with the ultimate objective of maximizing the generation of shareholder value.

Capital planning and stress tests

Capital stress tests have gained particular significance as a tool for the dynamic evaluation of banks’ risk exposure and capital adequacy. A new forward-looking assessment model is becoming a key component of capital adequacy analysis.

This forward-looking assessment is based on both macroeconomic and idiosyncratic scenarios that are highly improbable but nevertheless plausible. To conduct the assessment, it is necessary to have robust planning models capable of transferring the effects defined in the projected scenarios to the various elements that have a bearing on the adequacy of a bank’s capital.

The ultimate goal of capital stress tests is to perform a complete evaluation of banks’ risk exposure and capital adequacy in order to determine any possible capital requirements that would arise if banks failed to meet the regulatory or internal capital targets set.

In particular, the European Central Bank (ECB) has announced that the current comprehensive assessment that it will carry out in the course of 2014 ahead of taking up its role as the single supervisor (as part of the Single Supervisory Mechanism (SSM)) will culminate in a stress test to be conducted by the European Banking Authority (EBA) in collaboration with the ECB itself, which is scheduled to be completed in October 2014. The objective of this entire process is to eradicate any possible uncertainty as to the solvency of the European banking system, to provide transparency on the resilience and solvency of banks and, where required in light of the test results, to adopt any necessary measures (including possible additional capital requirements).

More specifically, the forthcoming stress test will be conducted on a total sample of 124 banks covering at least 50% of the banking sector in each EU Member State (as expressed in terms of assets). The stress test will be carried out over a three-year time horizon and will assess the impact of risk drivers on the solvency of banks, including credit risk, market risk, sovereign risk, securitization and cost of funding.

The capital hurdle rates, measured in terms of Common Equity Tier 1 (CET1), are expected to be 8% CET1 for the baseline scenario and 5.5% CET1 for the adverse scenario. Publication of the results of the stress test is scheduled for the end of October 2014.

As a starting point for the stress test and within the scope of the comprehensive assessment, throughout 2014 the ECB will conduct an asset quality review (AQR), an in-depth analysis of banks’ balance sheets and the quality of their assets.

The Group has defined a capital planning and stress testing process not only to enable it to respond to the various regulatory exercises, but also to serve as a key tool forming an integral part of the Bank’s management and strategy.

The purpose of the internal capital planning and stress testing process is to ensure the current and future sufficiency of the Group’s capital, even in adverse but plausible economic scenarios. To this end, taking as a basis the Group’s initial position (as defined by its financial statements, its capital base, its risk parameters and its regulatory ratios), estimates are made of the expected outcomes for the Group in various business environments (including severe recessions as well as “normal” macroeconomic scenarios), and the Group’s capital adequacy ratios, projected generally over a three-year period, are obtained.

The process implemented provides a comprehensive view of the Group’s capital for the time horizon analyzed and in each of the scenarios defined. The analysis incorporates regulatory capital, economic capital and available capital metrics.

This process facilitates achievement of the ultimate goal pursued by capital planning, since it has become a strategically important element for the Group that:

•	Guarantees current and future capital adequacy, even in adverse economic scenarios.

•	Permits comprehensive capital management and includes an analysis of specific impacts, facilitating their integration in the Group’s strategic planning.

•	Makes it possible to enhance efficiency in the use of capital.

•	Supports the design of the Group’s capital management strategy.

•	Facilitates reporting to the market and supervisors.

In addition, the entire process is carried out with the maximum involvement and under the close supervision of senior management, and within a framework that guarantees suitable governance and the application of adequate levels of challenge, review and analysis to all components of the process.

One of the key elements in the capital planning and stress testing exercises, since it plays a particularly important role in income statement projections for the adverse scenarios defined, is the calculation of the provisions that would be required in those scenarios, primarily the provisions recognized to cover losses on the loan portfolios. Specifically, in order to calculate the credit loss provisions for its loan portfolio, Santander Group uses a methodology which ensures that, at all times, it has a level of provisions sufficient to cover all the credit losses projected by its internal expected loss models.

This methodology is widely accepted and is similar to that used in previous stress-testing exercises (e.g. the 2011 EBA stress test or the 2012 stress test on the Spanish banking sector).

Lastly, the capital planning and stress testing process culminates in an analysis of capital adequacy in the various scenarios designed and over the established time horizon. The aim is to assess the Group’s capital adequacy and to ensure that it meets both its internal capital targets and all regulatory requirements.

In the course of the recent economic crisis, the Group underwent four stress tests in which it proved its strength and solvency in the most extreme and severe macroeconomic scenarios. All the stress tests evidenced that, thanks mainly to the Group’s business model and geographical diversification, Banco Santander will continue to generate profit for its shareholders and to comply with the most stringent regulatory requirements.

RORAC and value creation

The Group has used RORAC methodology in its risk management since 1993, with the following objectives:

•	Calculation of economic capital requirements and of the return thereon for the Group’s business units, segments, portfolios and customers, in order to facilitate an optimal allocation of economic capital.

•	Budgeting of capital requirements and RORACs of the Group’s business units.

•	Analysis and setting of prices in the decision-making process for transactions (loan approval) and customers (monitoring).

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

The Group periodically assesses the level of and the changes in the value creation (VC) and return on risk-adjusted capital (RORAC) of the Group and of its main business units. The VC is the profit generated over and above the cost of the economic capital (EC) used, and is calculated using the following formula:

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

2013 witnessed an uneven performance of the business units in terms of value creation, although the instances of decreasing value creation predominated. The Group’s results and, therefore, the RORAC and value creation figures were shaped by the weakness of the economic cycle of various Group units in Europe and, in particular, in Spain.

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

(a) Deposit or substituting the underlying shares

Each person to whom ADSs are issued against deposits of shares, including deposits in respect of share distributions, rights and other distributions.[32]

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

Expenses payable at the sole discretion of the depositary.

[32]	The Depositary may sell (by public or private sale) sufficient securities and property received in respect of such share distributions, rights and other distributions prior to such deposit to cover such charge.

•	Fees received from our depositary in connection with the ADR program are the following:

Contract amount:

Fixed: $3,521,398.94

Variable: $414,151.13

Total: $3,935,550.07

Actually paid:

Fixed: $3,521,398.94

Variable: $0

Total: $3,521,398.94

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

D. Not Applicable

E. Not Applicable

Item 15. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

As of December 31, 2013, Banco Santander, S.A., under the supervision and with the participation of its management, including its disclosure committee, its chief executive officer, chief financial officer, and chief accounting officer, performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15 (e) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

Under the supervision and with the participation of the management of the Group, including our chief executive officer, our chief financial officer and our chief accounting officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2013, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework (1992). Based on this assessment, management believes that, as of December 31, 2013, its internal control over financial reporting was effective based on those criteria.

Our independent registered public accounting firm has issued an audit report on the effectiveness of our internal control over financial reporting as of December 31, 2013. This report follows below.

(c) Attestation report of the registered public accounting firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Banco Santander, S.A.:

We have audited the internal control over financial reporting of Banco Santander, S.A. (the “Bank”) and Companies composing, together with the Bank, the Santander Group (the “Group”) as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the year ended December 31, 2013 of the Group and our report dated April 29, 2014 expressed an unqualified opinion on those financial statements.

/s/ Deloitte, S.L.

DELOITTE, S.L.

Madrid, Spain

April 29, 2014

(d) Changes in internal controls over financial reporting. There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit committee financial expert

The audit and compliance committee has three members, all of whom are non-executive independent directors (as defined by Article 6.2 c) of the Rules and Regulations of the Board). All members of the audit and compliance committee also meet the independence criteria set by the NYSE for foreign private issuers. Our Rules and Regulations of the Board provide that all members of the audit and compliance committee must have knowledge, aptitude and experience in the areas of accounting, auditing or risk management. Currently, the chairman of the audit and compliance committee is Guillermo de la Dehesa, the third vice chairman of the board of directors. Our standards for director independence may not necessarily be consistent with, or as stringent as, the standards for director independence established by the NYSE for U.S. issuers.

Our board of directors has determined that Guillermo de la Dehesa is an “Audit Committee Financial Expert” in accordance with SEC rules and regulations.

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

In 2012, a new General Code of Conduct was published. The current Code primarily broadened the scope of the previous one by: (i) including guidelines for certain specific situations not included in the previous version and (ii) listing additional responsibilities in relation to the Code for compliance management and for other bodies and divisions of the Group.

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

	2013	2012	2011
	(in millions of euros)

Audit Fees (1)	35.9	38.1	36.2
Audit Related Fees (1)	20.8	20.6	13.6
Tax Fees	4.6	4.3	3.8
All Other Fees (2)	6.5	8.1	5.7
	67.8	71.1	59.3

(1)	See detail of most significant concepts included in Note 48 to the Consolidated Financial Statements.
(2)	It includes €2.7 million in 2012, €1.5 million in 2011 for services related to adaptation of the Group to new regulations.

The services provided by the Group’s auditors meet the independence requirements stipulated by the Legislative Royal Decree 1/2011, of 1 July, approving the Consolidated Audit Act, as well as those included in the Sarbanes-Oxley Act of 2002, in the SEC and in the Rules and Regulations of the Board.

The audit and compliance committee is required to pre-approve the audit and non-audit services performed by the Group’s auditors in order to assure that the provision of such services do not impair the audit firm’s independence.

In the first months of each year the Audit and Compliance Committee proposes to the board the appointment of the independent auditor. At that time, the Audit and Compliance Committee pre-approves the audit and audit related services that the appointed auditors will be required to carry out during the year to comply with the applicable regulation. These services will be included in the corresponding audit contracts of the Bank and of any other company of the Group with its principal auditing firm.

In addition, non-recurring audit or audit-related services and all non-audit services provided by the Group’s principal auditing firm or other auditing firms are subject to case-by-case pre-approval by the Audit and Compliance Committee.

During 2013 the Audit and Compliance Committee reviewed the policies and procedures to manage the approval of services to be rendered by the auditor. A list of pre-approved services, including the most common non-prohibited services that may be required from the auditor, was adopted. Specific approval is required for other services not included in the list. The Chief Accounting Officer is in charge of managing the process and must report monthly to the Audit Committee detailing all services to be provided by auditors, including those pre-approved and others requiring individual approval.

All services provided by the Group’s principal auditing firm in 2013 detailed in the table above were approved by the Audit and Compliance Committee.

Item 16D. Exemption from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table shows the repurchases of shares made by the Bank or any of its Affiliated Purchasers during 2013:

2013	(a) Total number of shares (or units) purchased*	(b) Average price paid per share (or unit)	(c) Total number of shares (or units) purchased as part of publicly announced plans or programs	(d) Maximum number (or approximate dollar value) of shares (or units) that may yet be purchased under the plans or programs
January	90,075,748	6.09	—	—
February	112,269,278	5.74	—	—
March	97,141,521	5.85	—	—
April	207,763,046	5.25	—	—
May	65,672,628	4.45	—	—
June	58,291,496	4.63	—	—
July	102,784,763	4.43	—	—
August	97,496,672	5.37	—	—
September	28,807,173	4.27	—	—
October	94,064,958	5.33	—	—
November	43,576,649	5.31	—	—
December	68,990,959	4.97	—	—
Total	1,066,934,891

*	The number of shares purchased included securities lending and short positions.

During 2013, all purchases and sales of equity securities were made in open-market transactions.

Item 16F. Changes in Registrant’s Certifying Accountant

Not applicable

Item 16G. Corporate Governance

The following is a summary of the significant differences between our corporate governance practices and those applicable to domestic issuers under the NYSE listing standards.

Independence of the directors on the board of directors

Under the NYSE corporate governance rules, a majority of the board of directors of any U.S. company listed on the NYSE must be composed of independent directors, whose independence is determined in accordance with highly detailed rules promulgated by the NYSE. Spanish law does not contain any such requirements although there is a non-binding recommendation for listed companies in Spain that the number of independent directors be at least one third of the total size of the Board. Article 42.1 of our Bylaws establishes that the shareholders at the general shareholders’ meeting shall endeavor to ensure that independent directors represent at least one-third of the total number of directors. Article 6.1 of the Rules and Regulations of the Board of Directors establishes likewise that the board shall endeavor that the number of independent directors represent at least one-third of all directors. The board of directors of Santander has eight independent directors (out of sixteen directors total), as defined in Article 6.2.c) of the Rules and Regulations of the Board. We have not determined whether the directors on the Santander board would be considered independent under the NYSE rules except in the case of the members of our audit and compliance committee where we have determined that all of them meet the independence criteria for foreign private issuers set forth in Rule 10A-3 under the Exchange Act. Article 6.2.c) of the Rules and Regulations of the Board defines the concept of an independent director as follows:

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

The independence standards set forth in the Rules and Regulations of the Board may not necessarily be consistent with, or as stringent as, the director independence standards established by the NYSE.

Independence of the directors on the appointments and remuneration committee

In accordance with the NYSE corporate governance rules, all U.S. companies listed on the NYSE must have a compensation committee and a nominating and corporate governance committee and all members of such committees must be independent in accordance with highly detailed rules promulgated by the NYSE. The appointments and remuneration committee of the board of directors of Santander is composed of four external directors (3 are independent and one, in the opinion of the board, is neither proprietary nor independent) and its chairman is independent in accordance with the standards set forth in the previously mentioned Article 6.2. c) of the Rules and Regulations of the Board. These independence standards may not necessarily be consistent with, or as stringent as, the director independence standards established by the NYSE. The composition of the appointments and remuneration committee is described under “—Audit and compliance committee and appointments and remuneration committee”.

During the fiscal year 2013, none of the members of the appointments and remuneration committee was an executive director, member of senior management or a Bank employee, and no executive director or member of senior management has held a position on the board (or its remuneration committee) of companies that employ members of the appointments and remuneration committee.

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

The audit and compliance committee and the appointments and remuneration committee of the Bank’s board of directors consist entirely of non-management directors.

The audit and compliance committee and the appointments and remuneration committee met 12 and 17 times, respectively, during 2013.

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

In 2012, a new General Code of Conduct was published. The current Code primarily broadened the scope of the previous one by: (i) including guidelines for certain specific situations not included in the previous version and (ii) listing additional responsibilities in relation to the Code for compliance management and for other bodies and divisions of the Group.

The current General Code of Conduct set an open door policy by which any Grupo Santander employee who becomes aware of an allegedly unlawful act or an act in breach of the General Code of Conduct or of our business specific codes and manuals may report such act directly to compliance management.

As of December 31, 2013, no waivers with respect to the General Code of Conduct had been applied for or granted.

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

Date: April 29, 2014

INDEX TO FINANCIAL STATEMENTS

(a) Index to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Banco Santander, S.A.:

We have audited the accompanying consolidated balance sheets of Banco Santander, S.A. (the “Bank”) and Companies composing, together with the Bank, the Santander Group (the “Group”), as of December 31, 2013, 2012 and 2011, and the related consolidated income statements, statements of recognized income and expense, changes in total equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Bank’s directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2013, 2012, and 2011, and the results of its operations, its changes in equity, and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS-IASB”).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Group’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2014 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte, S.L.

DELOITTE, S.L.

Madrid, Spain

April 29, 2014

SANTANDER GROUP

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2013, 2012 AND 2011

(Millions of Euros)

ASSETS	Note	2013	2012	2011

CASH AND BALANCES WITH CENTRAL BANKS		77,103	118,488	96,524

FINANCIAL ASSETS HELD FOR TRADING:		115,289	177,917	172,638
Loans and advances to credit institutions	6	5,503	9,843	4,636
Loans and advances to customers	10	5,079	9,162	8,056
Debt instruments	7	40,841	43,101	52,704
Equity instruments	8	4,967	5,492	4,744
Trading derivatives	9	58,899	110,319	102,498

OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS:		31,381	28,356	19,563
Loans and advances to credit institutions	6	13,444	10,272	4,701
Loans and advances to customers	10	13,196	13,936	11,748
Debt instruments	7	3,875	3,460	2,649
Equity instruments	8	866	688	465

AVAILABLE-FOR-SALE FINANCIAL ASSETS:		83,799	92,266	86,613
Debt instruments	7	79,844	87,724	81,589
Equity instruments	8	3,955	4,542	5,024

LOANS AND RECEIVABLES:		714,484	756,858	777,966
Loans and advances to credit institutions	6	56,017	53,785	42,389
Loans and advances to customers	10	650,581	696,014	728,737
Debt instruments	7	7,886	7,059	6,840

HELD-TO-MATURITY INVESTMENTS		—	—	—

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	36	1,627	2,274	2,024

HEDGING DERIVATIVES	11	8,301	7,936	9,898

NON-CURRENT ASSETS HELD FOR SALE	12	4,892	5,700	6,897

INVESTMENTS:	13	5,536	4,454	4,155
Associates	13	1,829	1,957	2,082
Jointly controlled entities	13	3,707	2,497	2,073

INSURANCE CONTRACTS LINKED TO PENSIONS	14	342	405	2,146

REINSURANCE ASSETS	15	356	424	254

TANGIBLE ASSETS:		13,654	13,860	13,846
Property, plant and equipment-		9,974	10,315	9,995
For own use	16	7,787	8,136	7,797
Leased out under an operating lease	16	2,187	2,179	2,198
Investment property	16	3,680	3,545	3,851

INTANGIBLE ASSETS:		26,241	28,062	28,083
Goodwill	17	23,281	24,626	25,089
Other intangible assets	18	2,960	3,436	2,994

TAX ASSETS:		26,819	27,053	23,595
Current		5,751	6,111	5,140
Deferred	27	21,068	20,942	18,455

OTHER ASSETS	19	5,814	5,547	6,807
Inventories		80	173	319
Other		5,734	5,374	6,488

TOTAL ASSETS		1,115,638	1,269,600	1,251,009

LIABILITIES AND EQUITY	Note	2013	2012	2011

FINANCIAL LIABILITIES HELD FOR TRADING:		94,673	143,242	146,948
Deposits from central banks	20	3,866	1,128	7,740
Deposits from credit institutions	20	7,468	8,292	9,287
Customer deposits	21	8,500	8,897	16,574
Marketable debt securities	22	1	1	77
Trading derivatives	9	58,887	109,743	103,083
Short positions	9	15,951	15,181	10,187
Other financial liabilities		—	—	—

OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS:		42,311	45,418	44,909
Deposits from central banks	20	2,097	1,014	1,510
Deposits from credit institutions	20	9,644	10,862	8,232
Customer deposits	21	26,484	28,638	26,982
Marketable debt securities	22	4,086	4,904	8,185
Subordinated liabilities		—	—	—
Other financial liabilities		—	—	—

FINANCIAL LIABILITIES AT AMORTISED COST:		863,114	959,321	935,669
Deposits from central banks	20	9,788	50,938	34,996
Deposits from credit institutions	20	76,534	80,732	81,373
Customer deposits	21	572,853	589,104	588,977
Marketable debt securities	22	171,390	201,064	189,110
Subordinated liabilities	23	16,139	18,238	22,992
Other financial liabilities	24	16,410	19,245	18,221

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	36	87	598	876

HEDGING DERIVATIVES	11	5,283	6,444	6,444

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		1	2	41

LIABILITIES UNDER INSURANCE CONTRACTS	15	1,430	1,425	517

PROVISIONS:		14,475	16,148	17,309
Provision for pensions and similar obligations	25	9,126	10,353	10,782
Provisions for taxes and other legal contingencies	25	2,727	3,100	3,663
Provisions for contingent liabilities and commitments	25	693	617	659
Other provisions	25	1,929	2,078	2,205

TAX LIABILITIES:		6,079	7,765	7,966
Current		4,254	5,162	5,101
Deferred	27	1,825	2,603	2,865

OTHER LIABILITIES	26	8,283	7,962	9,516

TOTAL LIABILITIES		1,035,736	1,188,325	1,170,195

EQUITY
SHAREHOLDERS’ EQUITY:	30	84,740	81,334	80,875
Share capital	31	5,667	5,161	4,455
Registered		5,667	5,161	4,455
Less: Uncalled capital		—	—	—
Share premium	32	36,804	37,412	31,223
Reserves	33	38,121	37,153	32,980
Accumulated reserves (losses)	33	37,858	36,898	32,921
Reserves (losses) of entities accounted for using the equity method	33	263	255	59
Other equity instruments	34	193	250	8,708
Equity component of compound financial instruments	34	—	—	1,668
Other	34	193	250	7,040
Less: Treasury shares	34	(9)	(287)	(251)
Profit for the year attributable to the Parent		4,370	2,295	5,330
Less: Dividends and remuneration	4	(406)	(650)	(1,570)

VALUATION ADJUSTMENTS		(14,152)	(9,474)	(6,415)
Available-for-sale financial assets	29	35	(249)	(977)
Cash flow hedges	36	(233)	(219)	(202)

Hedges of net investments in foreign operations	29	(1,874)	(2,957)	(1,850)
Exchange differences	29	(8,768)	(3,013)	(1,358)
Non-current assets held for sale		—	—	—
Entities accounted for using the equity method	29	(446)	(152)	(95)
Other valuation adjustments	29	(2,866)	(2,884)	(1,933)

NON-CONTROLLING INTERESTS	28	9,314	9,415	6,354
Valuation adjustments		(1,541)	(308)	344
Other		10,855	9,723	6,010

TOTAL EQUITY		79,902	81,275	80,814

TOTAL LIABILITIES AND EQUITY		1,115,638	1,269,600	1,251,009

MEMORANDUM ITEMS:
CONTINGENT LIABILITIES	35	41,049	45,033	48,042
CONTINGENT COMMITMENTS	35	172,797	216,042	195,382

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated balance sheet at December 31, 2013.

SANTANDER GROUP

CONSOLIDATED INCOME STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2013, 2012 AND 2011

(Millions of Euros)

		(Debit) Credit
	Notes	2013	2012	2011

Interest and similar income	38	51,447	58,791	60,618
Interest expense and similar charges	39	(25,512)	(28,868)	(30,024)
INTEREST INCOME/(CHARGES)		25,935	29,923	30,594
Income from equity instruments	40	378	423	394
Income from companies accounted for using the equity method	13 & 41	500	427	57
Fee and commission income	42	12,473	12,732	12,640
Fee and commission expense	43	(2,712)	(2,471)	(2,232)
Gains/losses on financial assets and liabilities (net)	44	3,234	3,329	2,838
Held for trading		1,733	1,460	2,113
Other financial instruments at fair value through profit or loss		(6)	159	21
Financial instruments not measured at fair value through profit or loss		1,622	1,789	803
Other		(115)	(79)	(99)
Exchange differences (net)	45	160	(189)	(522)
Other operating income		5,903	6,693	8,050
Income from insurance and reinsurance contracts issued	46	4,724	5,541	6,748
Sales and income from the provision of non-financial services	46	322	369	400
Other	46	857	783	902
Other operating expenses		(6,194)	(6,583)	(8,029)
Expenses of insurance and reinsurance contracts	46	(4,607)	(4,948)	(6,356)
Changes in inventories	46	(229)	(232)	(249)
Other	46	(1,358)	(1,403)	(1,424)
TOTAL INCOME		39,677	44,284	43,790
Administrative expenses		(17,452)	(17,801)	(17,644)
Personnel expenses	47	(10,069)	(10,306)	(10,305)
Other general administrative expenses	48	(7,383)	(7,495)	(7,339)
Depreciation and amortization	16 & 18	(2,391)	(2,183)	(2,098)
Provisions (net)	25	(2,182)	(1,478)	(2,616)
Impairment losses on financial assets (net)		(11,227)	(18,880)	(11,794)
Loans and receivables	10	(10,986)	(18,523)	(10,966)
Other financial instruments not measured at fair value through profit or loss	7 & 29	(241)	(357)	(828)
Impairment losses on other assets (net)		(503)	(508)	(1,517)
Goodwill and other intangible assets	17 & 18	(41)	(151)	(1,161)
Other assets		(462)	(357)	(356)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale	49	2,152	906	1,846
Gains from bargain purchases arising in business combinations		—	—	—
Gains/(losses) of non-current assets held for sale not classified as discontinued operations	50	(422)	(757)	(2,109)
OPERATING PROFIT/(LOSS) BEFORE TAX		7,652	3,583	7,858
Income tax	27	(2,113)	(590)	(1,755)
PROFIT FROM CONTINUING OPERATIONS		5,539	2,993	6,103
PROFIT (LOSS) FROM DISCONTINUED OPERATIONS (net)	37	(15)	70	15
CONSOLIDATED PROFIT FOR THE YEAR		5,524	3,063	6,118
Profit attributable to the Parent		4,370	2,295	5,330
Profit attributable to non-controlling interests	28	1,154	768	788

EARNINGS PER SHARE
From continuing and discontinued operations
Basic earnings per share (euros)	4	0.40	0.23	0.60
Diluted earnings per share (euros)	4	0.40	0.23	0.60
From continuing operations
Basic earnings per share (euros)	4	0.40	0.22	0.60
Diluted earnings per share (euros)	4	0.40	0.22	0.60

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated income statement for the year ended December 31, 2013.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Millions of Euros)

	2013	2012	2011

CONSOLIDATED PROFIT FOR THE YEAR	5,524	3,063	6,118

OTHER RECOGNIZED INCOME AND EXPENSE	(5,912)	(3,711)	(3,145)
Items that will not be reclassified to profit or loss	188	(1,123)	(575)
Actuarial gains/(losses) on defined benefit pension plans	502	(1,708)	(880)
Non-current assets held for sale	—	—	—
Income tax relating to items that will not be reclassified to profit or loss	(314)	585	305
Items that may be reclassified to profit or loss	(6,100)	(2,588)	(2,570)
Available-for-sale financial assets:	(99)	1,171	344
Revaluation gains/(losses)	1,150	1,729	231
Amounts transferred to income statement	(1,250)	(558)	156
Other reclassifications	1	—	(43)
Cash flow hedges:	47	(84)	(17)
Revaluation gains/(losses)	463	129	(109)
Amounts transferred to income statement	(416)	(249)	92
Amounts transferred to initial carrying amount of hedged items	—	—	—
Other reclassifications	—	36	—
Hedges of net investments in foreign operations:	1,117	(1,107)	106
Revaluation gains/(losses)	1,074	(1,336)	13
Amounts transferred to income statement	38	229	9
Other reclassifications	5	—	84
Exchange differences:	(7,027)	(2,170)	(2,824)
Revaluation gains/(losses)	(7,019)	(1,833)	(2,906)
Amounts transferred to income statement	(37)	(330)	85
Other reclassifications	29	(7)	(3)
Non-current assets held for sale:	—	—	—
Revaluation gains/(losses)	—	—	—
Amounts transferred to income statement	—	—	—
Other reclassifications	—	—	—
Entities accounted for using the equity method:	(294)	(57)	(95)
Revaluation gains/(losses)	(283)	(61)	(37)
Amounts transferred to income statement	23	21	—
Other reclassifications	(34)	(17)	(58)
Other recognized income and expense	—	—	—
Income tax relating to items that may be reclassified to profit or loss	156	(341)	(84)

TOTAL RECOGNIZED INCOME AND EXPENSE	(388)	(648)	2,973
Attributable to the Parent	(308)	(764)	2,642
Attributable to non-controlling interests	(80)	116	331

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of recognized income and expense for the year ended December 31, 2013.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE YEARS ENDED

DECEMBER 31, 2013, 2012 AND 2011

(Millions of Euros)

	Equity attributable to the Parent
	Shareholders’ equity
	Share capital	Share premium	Reserves		Other equity instruments	Less: Treasury shares	Profit for the year attributable to the Parent	Less: Dividends and remuneration	Total shareholders’ equity
			Accumulated reserves (losses)	Reserves (losses) of entities accounted for using the equity method						Valuation adjustments	Total	Non- controlling interests	Total equity

Ending balance at 12/31/12	5,161	37,412	36,898	255	250	(287)	2,205	(650)	81,244	(6,590)	74,654	9,672	84,326
Adjustments due to changes in accounting policies	—	—	—	—	—	—	90	—	90	(2,884)	(2,794)	(257)	(3,051)
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted beginning balance	5,161	37,412	36,898	255	250	(287)	2,295	(650)	81,334	(9,474)	71,860	9,415	81,275

Total recognized income and expense	—	—	—	—	—	—	4,370	—	4,370	(4,678)	(308)	(80)	(388)

Other changes in equity	506	(608)	960	8	(57)	278	(2,295)	244	(964)	—	(964)	(21)	(985)
Capital increases	506	(506)	(7)	—	—	—	—	—	(7)	—	(7)	(2)	(9)
Capital reductions	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—
Increases in other equity instruments	—	—	—	—	103	—	—	—	103	—	103	—	103
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—
Distribution of dividends	—	—	(412)	—	—	—	—	(406)	(818)	—	(818)	(747)	(1,565)
Transactions involving own equity instruments (net)	—	—	(28)	—	—	278	—	—	250	—	250	—	250
Transfers between equity items	—	(102)	1,848	8	(109)	—	(2,295)	650	—	—	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	169	169
Equity-instrument-based payments	—	—	—	—	(41)	—	—	—	(41)	—	(41)	—	(41)
Other increases/(decreases) in equity	—	—	(441)	—	(10)	—	—	—	(451)	—	(451)	559	108
Ending balance at 12/31/13	5,667	36,804	37,858	263	193	(9)	4,370	(406)	84,740	(14,152)	70,588	9,314	79,902

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of changes in total equity for the year ended December 31, 2013.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Millions of Euros)

	Equity attributable to the Parent
	Shareholders’ equity
			Reserves
	Share capital	Share premium	Accumulated reserves (losses)	Reserves (losses) of entities accounted for using the equity method	Other equity instruments	Less: Treasury shares	Profit for the year attributable to the Parent	Less: Dividends and remuneration	Total shareholders’ equity	Valuation adjustments	Total	Non- controlling interests	Total equity

Ending balance at 12/31/11	4,455	31,223	32,921	59	8,708	(251)	5,351	(1,570)	80,896	(4,482)	76,414	6,445	82,859
Adjustments due to changes in accounting policies	—	—	—	—	—	—	(21)	—	(21)	(1,933)	(1,954)	(91)	(2,045)
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted beginning balance	4,455	31,223	32,921	59	8,708	(251)	5,330	(1,570)	80,875	(6,415)	74,460	6,354	80,814

Total recognized income and expense	—	—	—	—	—	—	2,295	—	2,295	(3,059)	(764)	116	(648)

Other changes in equity	706	6,189	3,977	196	(8,458)	(36)	(5,330)	920	(1,836)	—	(1,836)	2,945	1,109
Capital increases	706	6,330	(235)	—	(6,811)	—	—	—	(10)	—	(10)	22	12
Capital reductions	—	—	—	—	—	—	—	—	—	—	—	(112)	(112)
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—
Increases in other equity instruments	—	—	—	—	133	—	—	—	133	—	133	—	133
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—
Distribution of dividends	—	—	(496)	—	—	—	—	(650)	(1,146)	—	(1,146)	(409)	(1,555)
Transactions involving own equity instruments (net)	—	—	85	—	—	(36)	—	—	49	—	49	—	49
Transfers between equity items	—	(141)	3,768	196	(63)	—	(5,330)	1,570	—	—	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	5	5
Equity-instrument-based payments	—	—	(2)	—	(40)	—	—	—	(42)	—	(42)	—	(42)
Other increases/(decreases) in equity	—	—	857	—	(1,677)	—	—	—	(820)	—	(820)	3,439	2,619
Ending balance at 12/31/12	5,161	37,412	36,898	255	250	(287)	2,295	(650)	81,334	(9,474)	71,860	9,415	81,275

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of changes in total equity for the year ended December 31, 2013.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Millions of Euros)

	Equity attributable to the Parent
	Shareholders’ equity
	Share capital	Share premium	Reserves		Other equity instruments	Less: Treasury shares	Profit for the year attributable to the Parent	Less: Dividends and remuneration	Total shareholders’ equity
			Accumulated reserves (losses)	Reserves (losses) of entities accounted for using the equity method						Valuation adjustments	Total	Non-controlling interests	Total equity

Ending balance at 12/31/10	4,164	29,457	28,255	52	8,686	(192)	8,181	(1,270)	77,333	(2,315)	75,018	5,897	80,915
Adjustments due to changes in accounting policies	—	—	—	—	—	—	31	—	31	(1,412)	(1,381)	(37)	(1,418)
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted beginning balance	4,164	29,457	28,255	52	8,686	(192)	8,212	(1,270)	77,364	(3,727)	73,637	5,860	79,497

Total recognized income and expense	—	—	—	—	—	—	5,330	—	5,330	(2,688)	2,642	331	2,973

Other changes in equity	291	1,766	4,666	7	22	(59)	(8,212)	(300)	(1,819)	—	(1,819)	163	(1,656)
Capital increases	120	17	(123)	—	(17)	—	—	—	(3)	—	(3)	—	(3)
Capital reductions	—	—	—	—	—	—	—	—	—	—	—	(51)	(51)
Conversion of financial liabilities into equity	171	1,773	—	—	—	—	—	—	1,944	—	1,944	—	1,944
Increases in other equity instruments	—	—	—	—	185	—	—	—	185	—	185	—	185
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—
Distribution of dividends	—	—	(2,060)	—	—	—	—	(1,570)	(3,630)	—	(3,630)	(431)	(4,061)
Transactions involving own equity instruments (net)	—	—	(31)	—	—	(59)	—	—	(90)	—	(90)	—	(90)
Transfers between equity items	—	(24)	7,000	7	(41)	—	(8,212)	1,270	—	—	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	162	162
Equity-instrument-based payments	—	—	—	—	(105)	—	—	—	(105)	—	(105)	—	(105)
Other increases/(decreases) in equity	—	—	(120)	—	—	—	—	—	(120)	—	(120)	483	363
Ending balance at 12/31/11	4,455	31,223	32,921	59	8,708	(251)	5,330	(1,570)	80,875	(6,415)	74,460	6,354	80,814

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of changes in total equity for the year ended December 31, 2013.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Millions of Euros)

	2013	2012	2011

A. CASH FLOWS FROM OPERATING ACTIVITIES:	(34,852)	24,133	35,904

Consolidated profit for the year	5,524	3,063	6,118
Adjustments made to obtain the cash flows from operating activities-	17,699	24,373	21,898
Depreciation and amortization	2,391	2,183	2,098
Other adjustments	15,308	22,190	19,800
Net increase/decrease in operating assets-	(13,533)	27,343	(246)
Financial assets held for trading	(8,440)	381	(7,561)
Other financial assets at fair value through profit or loss	3,426	5,207	(12,221)
Available-for-sale financial assets	(4,149)	7,334	383
Loans and receivables	(2,767)	11,854	20,660
Other operating assets	(1,603)	2,567	(1,507)
Net increase/decrease in operating liabilities-	(68,031)	27,202	9,566
Financial liabilities held for trading	4,320	(9,970)	(15,348)
Other financial liabilities at fair value through profit or loss	(2,781)	(3,010)	(6,351)
Financial liabilities at amortized cost	(63,939)	39,216	32,901
Other operating liabilities	(5,631)	966	(1,636)
Income tax recovered/paid	(3,577)	(3,162)	(1,924)

B. CASH FLOWS FROM INVESTING ACTIVITIES:	677	126	(7,008)

Payments-	3,322	3,920	10,575
Tangible assets	1,877	2,161	1,858
Intangible assets	1,264	1,726	1,540
Investments	181	33	1
Subsidiaries and other business units	—	—	7,176
Non-current assets held for sale and associated liabilities	—	—	—
Held-to-maturity investments	—	—	—
Other payments related to investing activities	—	—	—
Proceeds-	3,999	4,046	3,567
Tangible assets	500	815	520
Intangible assets	39	6	—
Investments	295	2	10
Subsidiaries and other business units	1,578	991	1,044
Non-current assets held for sale and associated liabilities	1,587	2,232	1,993
Held-to-maturity investments	—	—	—
Other proceeds related to investing activities	—	—	—

C. CASH FLOWS FROM FINANCING ACTIVITIES:	(1,676)	(703)	(8,111)

Payments-	8,528	12,549	16,259
Dividends	818	1,287	3,489
Subordinated liabilities	1,915	4,080	5,329
Redemption of own equity instruments	—	—	—
Acquisition of own equity instruments	5,592	6,957	6,937
Other payments related to financing activities	203	225	504
Proceeds-	6,852	11,846	8,148
Subordinated liabilities	1,027	2	171
Issuance of own equity instruments	—	—	—
Disposal of own equity instruments	5,560	7,005	6,848
Other proceeds related to financing activities	265	4,839	1,129
D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES	(5,534)	(1,592)	(2,046)
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	(41,385)	21,964	18,738
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	118,488	96,524	77,786
G. CASH AND CASH EQUIVALENTS AT END OF YEAR	77,103	118,488	96,524
COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF YEAR:
Cash	6,697	7,214	5,483
Cash equivalents at central banks	70,406	111,274	91,041
Other financial assets	—	—	—
Less: Bank overdrafts refundable on demand	—	—	—

TOTAL CASH AND CASH EQUIVALENTS AT END OF YEAR	77,103	118,488	96,524

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of cash flows for the year ended December 31, 2013.

Banco Santander, S.A. and Companies composing Santander Group

Notes to the Consolidated Financial Statements for the year ended December 31, 2013

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

In addition to the operations carried on directly by it, the Bank is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, the Santander Group (“the Group” or Santander Group). Therefore, the Bank is obliged to prepare, in addition to its own separate financial statements, the Group’s consolidated financial statements, which also include the interests in joint ventures and investments in associates.

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

The Group’s consolidated financial statements for 2013 were formally prepared by the Bank’s directors (at the board meeting on January 27, 2014) in accordance with International Financial Reporting Standards as adopted by the European Union and with Bank of Spain Circular 4/2004 and Spanish corporate and commercial law applicable to the Group and in compliance with IFRS as issued by the International Accounting Standards Board (“IFRS – IASB” and together with IFRS adopted by the European Union, “IFRS”), using the basis of consolidation, accounting policies and measurement bases set forth in Note 2 to these consolidated financial statements and, accordingly, they present fairly the Group’s equity and financial position at December 31, 2013, 2012 and 2011 and the consolidated results of its operations, the changes in the consolidated equity and the consolidated cash flows in 2013, 2012 and 2011. These consolidated financial statements were prepared from the separate accounting records of the Bank and of each of the companies composing the Group, and include the adjustments and reclassifications required to unify the accounting policies and measurement bases applied by the Group.

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

Adoption of new standards and interpretations issued

The following standards came into force and were adopted by the European Union in 2013:

•	Amendments to IAS 1, Presentation of Items of Other Comprehensive Income - the amendments require items to be classified into items that will be reclassified (recycled) to profit or loss in subsequent periods and items that will not be reclassified.

•	Amendments to IAS 19, Employee Benefits - these amendments eliminate the corridor under which until January 1, 2013 entities were permitted to opt not to recognize at the end of the reporting period a certain portion of the actuarial gains and losses disclosed on measurement of the pension obligations and to defer said recognition (see Note 2.v to the consolidated financial statements for the year ended December 31, 2012). When these amendments come into effect, all actuarial gains and losses are recognized immediately. The amendments also include significant changes in the presentation of cost components, as a result of which the service cost relating to post-employment benefit obligations (past service cost and plan curtailments and settlements) and net interest cost will be recognized in profit or loss and the measurement component (comprising basically actuarial gains and losses) will be recognized in Equity - Valuation adjustments and may not be reclassified to profit or loss.

•	IFRS 13, Fair Value Measurement - this IFRS replaces the previous rules concerning fair value contained in various standards with a single standard. It does not modify the criteria set out in other standards for measuring assets and liabilities at fair value, but rather contains more extensive guidance about how fair value should be determined. IFRS 13 is applicable to the measurement of both financial and non-financial items and it introduces new disclosure requirements.

•	Amendments to IFRS 7, Offsetting Financial Assets and Financial Liabilities - these amendments introduce new disclosures to be included in the annual financial information for financial assets and financial liabilities that are presented net in the balance sheet and for other instruments subject to an enforceable netting arrangement.

Additionally, the Group opted to apply the following standards early under IFRS adopted by the European Union, as permitted by said standards, that came into force under IFRS-IASB:

•	IFRS 10, Consolidated Financial Statements - this standard supersedes the previous IAS 27 and SIC 12, and introduces a single control-based consolidation model, irrespective of the nature of the investee. IFRS 10 modifies the previous definition of control. The new definition of control sets out the following three elements of control: power over the investee; exposure, or rights, to variable returns from involvement with the investee; and the ability to use power over the investee to affect the amount of the investor’s returns.

•	IFRS 11, Joint Arrangements - this standard supersedes the previous IAS 31. The fundamental change introduced by IFRS 11 is the elimination of the option of proportionate consolidation for jointly controlled entities, which begin to be accounted for using the equity method.

•	IFRS 12, Disclosure of Interests in Other Entities - this standard represents a single standard presenting the disclosure requirements for interests in other entities (whether they be subsidiaries, associates, joint arrangements or other interests) and includes new disclosure requirements. The objective of this standard is to require an entity to disclose information that enables users of its financial statements to evaluate the nature of its interests in other entities (control), the possible restrictions on its ability to access or use assets and settle liabilities, the risks associated with its interests in unconsolidated structured entities, etc.

•	Amendments to IAS 27 and IAS 28 (revised) - these amendments reflect the changes arising from the new IFRS 10 and IFRS 11 described above.

The application of the aforementioned accounting standards and interpretations did not have any material effects on the Group’s financial statements, except for the application of the amendments to IAS 19, the impact of which is detailed in Note 1.e.

Also, the following standards whose effective dates are after December 31, 2013 were in force at the date of preparation of these consolidated financial statements:

•	Amendments to IAS 32, Financial Instruments: Presentation - Offsetting Financial Assets and Financial Liabilities (obligatory for reporting periods beginning on or after January 1, 2014, early application permitted) - these amendments introduce a series of additional clarifications on the requirements established by the standard for an entity to be able to offset a financial asset and a financial liability, indicating that they can only be offset when an entity currently has a legally enforceable right to set off the recognized amounts and this does not depend on the occurrence of future events.

•	Amendments to IAS 36, Impairment of Assets - Recoverable Amount Disclosures for Non-Financial Assets (obligatory for reporting periods beginning on or after January 1, 2014, early application permitted) - these amendments eliminate the requirement to present certain disclosures on the recoverable amount of each cash-generating unit and introduce the obligation to disclose information on the recoverable amount of assets in relation to which an impairment loss was recognized or reversed in the year.

•	Amendments to IAS 39 Financial Instruments: Recognition and Measurement - Novation of Derivatives and Continuation of Hedge Accounting (obligatory for reporting periods beginning on or after January 1, 2014, early application permitted) - these amendments introduce an exception to the application of the discontinuation of hedge accounting for novations in which, as a consequence of laws or regulations, the original counterparty of the hedging instrument is replaced by one or more central counterparties, such as clearing agencies, provided that other changes to the hedging instrument are limited to those that are necessary to effect such a replacement of the counterparty.

Lastly, at the date of preparation of these consolidated financial statements, the following standards and interpretations which effectively come into force after December 31, 2013 had not yet been adopted by the European Union:

•	IFRS 9, Financial Instruments: Classification and Measurement and Hedge Accounting (without a defined mandatory effective date), which will in the future replace the part of the current IAS 39 relating to the classification and measurement of financial assets and hedge accounting. IFRS 9 presents significant differences regarding financial assets with respect to the current standard, including the approval of a new classification model based on only two categories, namely instruments measured at amortized cost and those measured at fair value, the disappearance of the current Held-to-maturity investments and Available-for-sale financial assets categories, impairment analyses only for assets measured at amortized cost and the non-separation of embedded derivatives in financial contracts. The main change introduced with regard to financial liabilities affects liabilities that an entity elects to measure at fair value. The portion of the change in the fair value of these liabilities attributable to changes in the entity’s own credit risk must be presented in Valuation adjustments instead of in the income statement. In relation to hedge accounting, the new model attempts to align the accounting rules with risk management. The three types of hedge accounting under the current standard are maintained (cash flow hedges, fair value hedges and hedges of net investments in foreign operations). However, there are very significant changes with respect to IAS 39 in several areas such as hedged items, hedging instruments, accounting for the time value of options and effectiveness assessment.

•	Amendments to IAS 19, Employee Benefits: Defined Benefit Plans - Employee Contributions (obligatory for reporting periods beginning on or after July 1, 2014, early application permitted) - these amendments allow employee contributions to be deducted from the service cost in the same period in which they are paid, provided certain requirements are met, without the need to make calculations to attribute the reduction to each year of service.

•	IFRIC 21, Levies (obligatory for reporting periods beginning on or after January 1, 2014, early application permitted) - provides clarifying guidance on when to recognize a liability to pay a fee, levy or tax that is accounted for in accordance with IAS 37 and whose timing and amount is certain. In these cases, the levy is recognized when the activity that triggers its payment occurs.

•	Improvements to IFRSs, 2010-2012 cycle (obligatory for reporting periods beginning on or after July 1, 2014) - these improvements introduce minor amendments to IFRS 2, IFRS 3, IFRS 8, IFRS 13, IAS 16, IAS 24 and IAS 38.

•	Improvements to IFRSs, 2011-2013 cycle (obligatory for reporting periods beginning on or after July 1, 2014) - these improvements introduce minor amendments to IFRS 3, IFRS 13 and IAS 40.

The Group is currently analyzing the possible effects of these new standards and interpretations.

All accounting policies and measurement bases with a material effect on the 2013, 2012 and 2011 consolidated financial statements were applied in their preparation.

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

In the consolidated financial statements estimates were occasionally made by the senior management of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and obligations reported herein. These estimates, which were made on the basis of the best information available, relate basically to the following:

•	The impairment losses on certain assets (see Notes 6, 7, 8, 10, 12, 13, 16, 17 and 18);

•	The assumptions used in the actuarial calculation of the post-employment benefit liabilities and commitments and other obligations (see Note 25);

•	The useful life of the tangible and intangible assets (see Notes 16 and 18);

•	The measurement of goodwill arising on consolidation (see Note 17);

•	The fair value of certain unquoted assets and liabilities (see Notes 6, 7, 8, 9, 10, 11, 20, 21 and 22); and

•	The recoverability of deferred tax assets (see Note 27).

Although these estimates were made on the basis of the best information available at 2013, 2012 and 2011 year-end, future events might make it necessary to change these estimates (upwards or downwards) in coming years. Changes in accounting estimates would be applied prospectively, recognizing the effects of the change in estimates in the related consolidated income statement.

d)	Other matters

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

The appeal filed by the Association for the Defence of Investors and Customers against the aforementioned Supreme Court decision was given leave to proceed by the Spanish Constitutional Court, and the appearing parties submitted their pleadings. Subsequently, the appellant filed a document seeking dismissal of the appeal. By order of February 25, 2013, the Spanish Constitutional Court resolved to close the case.

e)	Information relating to 2012 and 2011

In August 2013, we filed with the SEC a Form 6-K in which we recasted our audited financial statements included in our annual report on Form 20-F for the fiscal year ended December 31, 2012, as filed with the SEC on April 24, 2013 (the “2012 Form 20-F”) to reflect the following changes:

a)	Amendments to IAS 19, Employee Benefits (see Note 1.b): set forth below are the effects arising from the retrospective application of the aforementioned standard (the positive or negative sign shows whether the figures are increases or decreases with respect to the figures shown in the consolidated financial statements for said years):

	Millions of euros
	2012	2011
CONSOLIDATED BALANCE SHEET
Deferred tax assets	1,185	694
Other assets	(1,213)	(1,211)

Total assets	(28)	(517)

Deferred tax liabilities	(254)	(208)
Provisions for pensions and similar obligations	3,276	1,737

Total liabilities	3,022	1,529

Consolidated profit (loss) for the year	95	(21)
Valuation adjustments	(2,884)	(1,933)
Non-controlling interests	(262)	(91)

Total equity	(3,051)	(2,045)

CONSOLIDATED INCOME STATEMENT
Provisions (net)	138	(26)
Income tax	(43)	5

Consolidated profit (loss) for the year	95	(21)

Of which:

Profit (loss) attributable to the Parent	90	(21)

Profit attributable to non-controlling interests	5	—

b)	Presentation of the Santander UK card business, which was acquired from the GE (General Electric) Group in prior years, as discontinued operations since the sale was completed in 2013: the balances contributed by this unit (EUR 1,370 million and EUR 1,559 million at December 31, 2012 and 2011, respectively) were eliminated from Loans and receivables and were presented under Non-current assets held for sale (see Note 12); also, the profit contributed by this unit was eliminated from the relevant line items in the income statement, and it was presented in aggregate under Profit (loss) from discontinued operations (net) (see Note 37).

c)	Note 52 includes a description of certain changes made in the business segment reporting.

f)	Capital management

i. Regulatory and economic capital

The Group’s capital management is performed at regulatory and economic levels.

Regulatory capital management is based on the analysis of the capital base, the capital ratios using various regulatory criteria and the scenarios used for capital planning. The aim is to achieve a capital structure that is as efficient as possible in terms of both cost and compliance with the requirements of regulators, ratings agencies and investors.

The regulations on the calculation and control of minimum capital requirements in Spain have been implemented, since June 2008, by Bank of Spain Circular 3/2008, which adapts Spanish legislation to European Directives 2006/48 and 2006/49 (known as Capital Requirements Directives, or CRD I), which include, inter alia, provisions equivalent to those defined in the Basel II framework agreement. The Basel regulatory framework is based on three pillars. Pillar I sets out the minimum capital requirements to be met, and provides for the possibility of using internal ratings and models (AIRB approach) in the calculation of risk-weighted exposures and including operational risk therein. The aim is to render regulatory requirements more sensitive to the risks actually borne by entities in carrying on their business activities. Pillar II establishes a supervisory review system to improve internal risk management and internal capital adequacy assessment based on the risk profile. Lastly, Pillar III defines the elements relating to disclosures and market discipline.

In July 2009, the Basel Committee on Banking Supervision published a reform of the Basel II framework which raised the regulatory capital requirements for the trading book and complex securitization exposures, known as Basel 2.5. At European level, these greater requirements were reflected in Directive 2009/111 (CRD II) and 2010/76 (CRD III), which were in turn included in Bank of Spain Circular 3/2008 through Circular 4/2011.

In December 2010, the Committee on Banking Supervision published a new global regulatory framework in order to strengthen international capital standards (Basel III), by enhancing the quality, consistency and transparency of the capital base and improving risk coverage. On June 26, 2013, the Basel III legal framework was included in European law through Directive 2013/36 (CRD IV), which repeals Directives 2006/48 and 2006/49; and Regulation 575/2013 on prudential requirements for credit institutions and investment firms (CRR) directly applicable in every Member State as from January 1, 2014.

In December 2011, the European Banking Authority (EBA) published a Recommendation with additional capital requirements for the main European credit institutions. These requirements are part of a package of measures adopted by the European Council in the second half of 2011 with the aim of restoring stability and confidence in the European markets. At June 30, 2012, the institutions selected for the EBA sample were required to have a Tier 1 core capital ratio, determined on the basis of EBA rules, of at least 9%. On July 22, 2013, following publication of the CRD IV and CRR, the EBA issued a new Recommendation, replacing the previous requirement, that was in percentage terms, by a fixed equivalent capital floor, in terms of nominal amount.

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

The application as from January 1, 2014 of the capital requirements established by the CRR will lead to the repeal of lower-ranking rules providing for additional capital requirements, in particular, the principal capital requirements established in Circular 7/2012.

At December 31, 2013, the Group met all the minimum capital requirements established by current legislation and those set forth in the EBA’s recommendation.

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

In order to adequately manage the Group’s capital, it is essential to estimate and analyses future needs, in anticipation of the various phases of the business cycle. Projections of regulatory and economic capital are made based on the budgetary information (balance sheet, income statement, etc.), macroeconomic scenarios defined by the Group’s economic research service, and the impact, if any, of foreseeable regulatory changes. These estimates are used by the Group as a reference to plan the management actions (issues, securitizations, etc.) required to achieve its capital targets.

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

Accordingly, the Group continued in 2013 with the project for the progressive implementation of the technology platforms and methodological improvements required for the roll-out of the AIRB approaches for regulatory capital calculation purposes at the various Group units.

The Group has obtained authorization from the supervisory authorities to use advanced approaches for the calculation of regulatory capital requirements for credit risk for the Parent and the main subsidiaries in Spain, the UK, Portugal, non-retail portfolios in Mexico and large corporate portfolios in Brazil, Chile and the US. In 2013 the Group obtained approval for the large corporate portfolio in the US and authorization to use an internal model for the authorized overdraft portfolio in the UK.

As regards the other risks explicitly addressed under Pillar I of Basel II, the Group is authorized to use its internal model for market risk with respect to the treasury trading activities in Madrid, Chile, Portugal and Mexico.

Lastly, as part of the Basel 2.5 requirements, regulatory approval was obtained for the Group’s corporate methodology, enabling the Group to calculate, for the market risk of the trading book, the incremental default and migration risk charge (IRC) and stressed value at risk (Stressed VaR).

As far as operational risk is concerned, the Group uses the standardized approach for regulatory capital calculation purposes but is working towards requesting authorization for the use of AMA approaches, with the objective of gaining regulatory approval in the short term.

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

h)	Events after the reporting period

It should be noted that from January 1, 2014 to April 29, 2014 on which these consolidated financial statements were authorized for issue, the following significant events occurred:

•	On January 3, 2014, the Group announced that it had sold to Altamira Asset Management Holdings, S.L., an investee of Apollo European Principal Finance Fund II, an entity affiliated to Apollo Global Management, LLC (Apollo), 85% of the share capital of Altamira Asset Management, S.L., the Group company that manages debt recovery services before the initiation of court action in Spain and the sale or lease of foreclosed property assets relating to this business, for EUR 664 million (see Note 3.b.xviii).

•	At its meeting of January 13, 2014, the Bank’s executive committee resolved to apply the Santander Dividendo Elección scrip dividend scheme on the dates on which the third interim dividend is traditionally paid, whereby the shareholders were offered the option of receiving an amount equivalent to said dividend, the gross amount of which was EUR 0.152 per share, in shares or cash. On April 10, 2014 the Group announced the information in connection with the flexible remuneration program “Santander Dividendo Elección” (scrip dividend scheme) to be applied to the final 2013 dividend. The shareholders were offered the option of receiving an amount equivalent to said dividend, the gross amount of which was EUR 0.149 per share, in shares or cash.

•	On January 23, 2014, the public offering of shares of Santander Consumer USA Holdings Inc. (SCUSA) was completed and SCUSA’s share was admitted to trading on the New York Stock Exchange. The placement represented 21.6% of SCUSA’s share capital, of which 4% related to the holding sold by the Group. Following this sale, the Group held 60.7% of the share capital of SCUSA. Both Sponsor Auto Finance Holdings Series LP (Sponsor Holdings) -an investee of funds controlled by Warburg Pincus LLC, Kohlberg Kravis Roberts & Co. L.P. and Centerbridge Partners L.P.- and DDFS LLC (DDFS) - a company controlled by Thomas G. Dundon, the Chief Executive Officer of SCUSA- also reduced their holdings.

Since the ownership interests of the former shareholders were reduced to below certain percentages, the prevailing shareholder agreement was terminated, pursuant to the terms and conditions established in said agreement. This termination has included, inter alia, the cancellation of the contingent payment to be made by SCUSA on the basis of its results in 2014 and 2015 (see Note 3.b.v). It has also entailed the termination of the agreements whereby, inter alia, Sponsor Holdings and DDFS LLC were granted representation on the board of directors of SCUSA and a voting system was established whereby the strategic, financial and operating decisions, and other significant decisions associated with the ordinary management of SCUSA, were subject to joint approval by the Group and the aforementioned shareholders and, therefore, SCUSA ceased to be controlled jointly by all the above and, as a result, it has begun to be controlled by the Group on the basis of the percentage held in its share capital.

•	During the first quarter of 2014, the Group completed the acquisition of the 51% interest in Financiera El Corte Inglés, E.F.C., S.A., after obtaining the relevant regulatory and competition authorizations. Therefore, on February 27, 2014 , SCF paid EUR 140 million, approximately, to acquire the aforementioned ownership interest in this company (see Note 3.xvii).

•	On March 5, 2014, we announced that the Executive Committee had resolved to carry out an issue of contingent perpetual preferred securities convertible into newly issued ordinary shares of the Bank (“PCCS”), excluding pre-emptive subscription rights and for a nominal value of up to €1.5 billion (the “Issue”). The Issue was carried out through an accelerated bookbuilding process and was targeted only at qualified investors.

The PCCS were issued at par and the interest thereon, the payment of which is subject to certain conditions and is at the discretion of the Bank, was set at 6.25% per annum for the first five years. After that, it will be reviewed by applying a margin of 541 basis points on the five-year Mid-Swap Rate.

On March 25, 2014, Bank of Spain qualified the PCCS as additional tier 1 under the new European rules on capital requirements set by European Regulation 575/2013. The PCCS are perpetual although they may be called under certain circumstances and would be converted into newly issued ordinary shares of Banco Santander if the common equity Tier 1 ratio of the Bank or its consolidated group, calculated in accordance with European Regulation 575/2013, were to fall below 5.125%. At present, the PCCS are traded on the Global Exchange Market of the Irish Stock Exchange.

•	On April 7, 2014, the Group announced the agreement reached for the acquisition, through Banco Santander (Brasil) S.A.’s investee company Santander Getnet Serviços para Meios de Pagamento Socidade Anónima, of 100% of the company Getnet Tecnologia Em Captura e Processamento de Transações H.U.A.H. (“Getnet”) for an amount of 1,104 million reais (approximately EUR 353 million). Following the acquisition, Banco Santander (Brasil) S.A. will hold indirectly an 88.5% stake in Getnet. The transaction will have no significant impact on Grupo Santander’s shareholders’ equity.

Getnet specializes in the development and management of technological solutions and services for businesses with electronic transactions. The transaction gives continuity to the growth strategy in the acquiring business. Santander Getnet Serviços para Meios de Pagamento Socidade Anónima is a payment service provider company in which Santander Brasil and Getnet presently hold 50% each.

It is expected that the transaction (which is subject to regulatory authorization) will be concluded during the second half of 2014.

•	On April 29, 2014 we have announced that Banco Santander’s board of directors has resolved to make an offer to acquire all shares of Banco Santander Brasil not already held by Grupo Santander, representing approximately 25% of Santander Brasil’s share capital. The transaction would be paid for with up to 665 million shares of Banco Santander (parent company), equivalent to €4,686 million.

Santander Brazil would remain listed on the Sao Paulo stock exchange and Banco Santander’s shares (parent company) would be listed on that market as well.

The offer will be subject to customary conditions for this type of transaction, including the granting of the relevant regulatory authorizations and approval at Santander Brasil’s and Banco Santander’s general shareholders’ meeting.

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

iv.	Entities located in hyperinflationary economies

In 2009 the Group sold substantially all its businesses in Venezuela and at December 31, 2013 its net assets in that country amounted to only EUR 1 million (December 31, 2012: EUR 3 million; December 31, 2011: EUR 10 million).

In view of the foregoing, at December 31, 2013, 2012 and 2011 none of the functional currencies of the consolidated entities and associates located abroad related to hyperinflationary economies as defined by International Financial Reporting Standards as adopted by the European Union. Accordingly, at 2013, 2012 and 2011 year-end it was not necessary to adjust the financial statements of any of the consolidated entities or associates to correct for the effect of inflation.

v.	Exposure to foreign currency risk

The Group hedges a portion of these permanent positions using foreign exchange derivative financial instruments (see Note 36). Also, the Group manages foreign currency risk by dynamically hedging its position over time (with a potential impact on profit or loss) and attempting to limit the impact of currency depreciations and, in turn, optimizing the finance cost of the hedges.

The following tables show the sensitivity of consolidated profit and consolidated equity to changes in the foreign currency positions arising from all the Group’s items denominated in foreign currencies due to 1% variations in the various foreign currencies in which the Group has material balances.

The estimated effect on the Group’s consolidated equity and consolidated profit of a 1% appreciation of the euro against the related currency is as follows:

	Millions of euros
	Effect on consolidated equity			Effect on consolidated profit
Currency	2013	2012	2011	2013	2012	2011

US dollar	(74.2)	(71.6)	(43.6)	(9.0)	(8.3)	(19.4)
Chilean peso	(16.2)	(19.3)	(8.6)	(6.7)	(4.8)	(1.4)
Pounds sterling	(173.1)	(165.4)	(150.1)	(7.9)	(11.0)	(0.6)
Mexican peso	(9.7)	(11.6)	(17.5)	(7.8)	(9.8)	(1.3)
Brazilian real	(73.8)	(149.6)	(208.3)	(3.9)	(20.0)	(23.0)
Polish zloty	(32.5)	(44.3)	(37.9)	(3.8)	(3.3)	(1.0)

Similarly, the estimated effect on the Group’s consolidated equity and consolidated profit of a 1% depreciation of the euro against the related currency is as follows:

	Millions of euros
	Effect on consolidated equity			Effect on consolidated profit
Currency	2013	2012	2011	2013	2012	2011

US dollar	75.7	73.1	44.5	9.2	8.5	19.8
Chilean peso	16.5	19.6	8.8	6.9	4.9	1.1
Pounds sterling	176.6	168.8	153.2	8.0	11.2	0.6
Mexican peso	9.9	11.8	17.8	8.0	10.0	1.4
Brazilian real	75.4	147.8	117.9	4.0	20.5	23.5
Polish zloty	33.1	40.5	38.6	3.8	3.4	1.0

The foregoing data were obtained as follows:

a.	Effect on consolidated equity: in accordance with the accounting policy detailed in Note 2.a.iii, the exchange differences arising on the translation to euros of the financial statements in the functional currencies of the Group entities whose functional currency is not the euro are recognized in consolidated equity. The possible effect that a change in the exchange rates of the related currency would have on the Group’s consolidated equity was therefore determined by applying the aforementioned change to the net value of each unit’s assets and liabilities -including, where appropriate, the related goodwill- and by taking into consideration the offsetting effect of the hedges of net investments in foreign operations.

b.	Effect on consolidated profit: the effect was determined by applying the fluctuations in the average exchange rates used for the year, as indicated in Note 2.a.ii, to translate to euros the income and expenses of the consolidated entities whose functional currency is not the euro, taking into consideration, where appropriate, the offsetting effect of the various hedging transactions in place.

The estimates used to obtain the foregoing data were performed considering the effects of the exchange rate fluctuations in isolation from the effect of the performance of other variables, the changes in which would affect equity and profit, such as variations in the interest rates of the reference currencies or other market factors. Accordingly, all variables other than the exchange rate fluctuations were kept constant with respect to their positions at December 31, 2013, 2012 and 2011.

b)	Basis of consolidation

i.	Subsidiaries

Subsidiaries are defined as entities over which the Bank has the capacity to exercise control; the Bank controls an entity when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

The financial statements of the subsidiaries are fully consolidated with those of the Bank. Accordingly, all balances and effects of the transactions among the consolidated entities are eliminated on consolidation.

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

At December 31, 2013, the Group controlled the following companies in which it held an ownership interest of less than 50% of the share capital: (i) Luri 1, S.A., (ii) Luri 2, S.A. and (iii) Luri Land, S.A. The percentage ownership interest in the aforementioned companies was 5.8%, 5% and 5.36%, respectively (see Appendix I). Although the Group holds less than half the voting power, it manages and, as a result, exercises control over these entities. The company object of these entities is the acquisition of real estate and other general operations relating thereto, including the rental, purchase and sale of properties.

The impact of the consolidation of these companies on the Group’s consolidated financial statements is immaterial.

The Appendices contain information on the subsidiaries.

ii.	Interests in joint ventures (jointly controlled entities)

Joint ventures are deemed to be ventures that are not subsidiaries but which are jointly controlled by two or more unrelated entities. This is evidenced by contractual arrangements whereby two or more entities have interest in entities so that decisions on significant activities require the unanimous consent of all the parties sharing control.

In the consolidated financial statements, investments in jointly controlled entities are accounted for using the equity method, i.e. at the Group’s share of net assets of the investee, after taking into account the dividends received therefrom and other equity eliminations. The profits and losses resulting from transactions with a jointly controlled entity are eliminated to the extent of the Group’s interest therein.

At December 31, 2013, 2012 and 2011, the Group exercised joint control of Santander Consumer USA Holdings Inc. (SCUSA), despite holding 65% of its share capital. As detailed in Note 3.b.v, this decision was based on the existence of a shareholders’ agreement that requires joint approval of certain strategic, financial and operating decisions, as well as other significant decisions associated with the ordinary management of SCUSA.

Also, at December 31, 2013, 2012, and 2011, the Group exercised joint control of Luri 3, S.A., despite holding 10% of its share capital. This decision is based on the Group’s presence on the company’s board of directors, in which the agreement of all members is required for decision-making.

The Appendices contain information on the jointly controlled entities.

iii.	Associates

Associates are entities over which the Bank is in a position to exercise significant influence, but not control or joint control. It is presumed that the Bank exercises significant influence if it holds 20% or more of the voting power of the investee.

In the consolidated financial statements, investments in associates are accounted for using the equity method, i.e. at the Group’s share of net assets of the investee, after taking into account the dividends received therefrom and other equity eliminations. The profits and losses resulting from transactions with an associate are eliminated to the extent of the Group’s interest in the associate.

There are certain investments in entities (in which the Group owns 20% or more of the voting power) that are not considered to be associates, since the Group is not in a position to exercise significant influence over them. These investments are not significant for the Group and are recognized under Available-for-sale financial assets.

The Appendices contain information on the associates.

iv.	Structured entities

When the Group incorporates entities, or holds ownership interests therein, to enable its customers to access certain investments, or for the transfer of risks or other purposes, also called structured entities since the voting or similar power is not a key factor in deciding who controls the entity, the Group determines, using internal criteria and procedures and taking into consideration the applicable legislation, whether control (as defined above) exists and, therefore, whether these entities should be consolidated. These entities include the securitization special purpose vehicles, which are consolidated in the case of the SPVs over which, based on the aforementioned analysis, it is considered that the Group continues to exercise control.

The balances associated with unconsolidated structured entities are not material with respect to the Group’s consolidated financial statements.

v.	Business combinations

A business combination is the bringing together of two or more separate entities or economic units into one single entity or group of entities.

Business combinations whereby the Group obtains control over an entity are recognized for accounting purposes as follows:

•	The Group measures the cost of the business combination, which is normally the consideration transferred, defined as the acquisition-date fair values of the assets transferred, the liabilities incurred to the former owners of the acquire and the equity instruments issued, if any, by the acquirer. In cases where the amount of the consideration to be transferred has not been definitively established at the acquisition date, but rather depends on future events, any contingent consideration is recognized as part of the consideration transferred and measured at its acquisition-date fair value; also, acquisition-related costs do not for these purposes form part of the cost of the business combination.

•	The fair values of the assets, liabilities and contingent liabilities of the acquired entity or business, including any intangible assets which might not have been recognized by the acquire, are estimated and recognized in the consolidated balance sheet; the Group also estimates the amount of any non-controlling interests and the fair value of the previously held equity interest in the acquire.

•	Any positive difference between the aforementioned items is recognized as discussed in Note 2.m. Any negative difference is recognized under Gains from bargain purchases arising in business combinations in the consolidated income statement.

Goodwill is only measured and recognized once, when control is obtained of a business.

vi.	Changes in the levels of ownership interests in subsidiaries

Acquisitions and disposals not giving rise to a change in control are recognized as equity transactions, and no gain or loss is recognized in the income statement and the initially recognized goodwill is not remeasured. The difference between the consideration transferred or received and the decrease or increase in non-controlling interests, respectively, is recognized in reserves.

Similarly, when control over a subsidiary is lost, the assets, liabilities and non-controlling interests and any other items recognized in valuation adjustments of that company are derecognized from the consolidated balance sheet, and the fair value of the consideration received and of any remaining equity interest is recognized. The difference between these amounts is recognized in profit or loss.

With respect to non-monetary contributions of businesses to jointly controlled entities, the IASB has acknowledged the existence of a conflict between IFRS 10.25, which establishes that if control is lost the remaining equity interest is measured at fair value, recognizing the full amount of the gain or loss in profit or loss, and IAS 28.28, which -for transactions within its scope- would only permit recognition of the portion of the gain or loss attributable to the capital owned by the other venturers in the jointly controlled entity. The IASB is expected to issue a definitive positioning in this regard in the second quarter of 2014. Until that date, the Group has opted to apply, in a consistent manner, the provisions of IFRS 10 (previously IAS 27), a treatment that coincides with that proposed by the IASB in the latest drafts, to transactions under the scope of the aforementioned standards.

vii.	Acquisitions and disposals

Note 3 provides information on the most significant acquisitions and disposals in 2013, 2012 and 2011.

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

d)	Measurement of financial assets and liabilities and recognition of fair value changes

In general, financial assets and liabilities are initially recognized at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price. Financial instruments not measured at fair value through profit or loss are adjusted by the transaction costs. Financial assets and liabilities are subsequently measured at each year-end as follows:

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

The fair value of a financial asset on a given date is taken to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it on an active, transparent and deep market (quoted price or market price). At December 31, 2013, there were no significant investments in quoted financial instruments which have ceased to be recognized at their quoted price because their market cannot be deemed to be active.

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

The following table shows a summary of the fair values, at 2013, 2012 and 2011 year-end, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	Millions of euros
	2013			2012			2011
	Published price quotations in active markets	Internal models	Total	Published price quotations in active markets	Internal models	Total	Published price quotations in active markets	Internal models	Total

Financial assets held for trading	46,472	68,817	115,289	48,014	129,903	177,917	45,528	127,110	172,638
Other financial assets at fair value through profit or loss	3,687	27,694	31,381	3,387	24,969	28,356	2,324	17,239	19,563
Available-for-sale financial assets (1)	62,343	20,995	83,338	65,720	26,039	91,759	68,325	17,830	86,155
Hedging derivatives (assets)	221	8,080	8,301	128	7,808	7,936	1,497	8,401	9,898
Financial liabilities held for trading	14,643	80,030	94,673	15,985	127,257	143,242	16,084	130,864	146,948
Other financial liabilities at fair value through profit or loss	—	42,311	42,311	—	45,418	45,418	—	44,909	44,909
Hedging derivatives (liabilities)	187	5,096	5,283	96	6,348	6,444	592	5,852	6,444
Liabilities under insurance contracts	—	1,430	1,430	—	1,425	1,425	—	517	517

(1)	In addition to the financial instruments measured at fair value shown in the foregoing table, at December 31, 2013, 2012 and 2011, the Group held equity instruments classified as available-for-sale financial assets and carried at cost amounting to EUR 461 million, EUR 507 million and EUR 458 million, respectively (see Note 51.c).

Financial instruments at fair value, determined on the basis of published price quotations in active markets (Level 1), include government debt securities, private-sector debt securities, derivatives traded in organized markets, securitized assets, shares, short positions and fixed-income securities issued.

In cases where price quotations cannot be observed, management makes its best estimate of the price that the market would set, using its own internal models. In most cases, these internal models use data based on observable market parameters as significant inputs (Level 2) and, in very specific cases, they use significant inputs not observable in market data (Level 3). In order to make these estimates, various techniques are employed, including the extrapolation of observable market data. The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

The Group did not make any material transfers of financial instruments between the measurement levels described above in 2013.

General measurement bases

The Group has developed a formal process for the systematic valuation and management of financial instruments, which has been implemented worldwide across all the Group’s units. The governance scheme for this process distributes responsibilities between two independent divisions: Treasury (development, marketing and daily management of financial products and market data) and Risk (on a periodic basis, validation of pricing models and market data, computation of risk metrics, new transaction approval policies, management of market risk and implementation of fair value adjustment policies).

The approval of new products follows a sequence of steps (request, development, validation, integration in corporate systems and quality assurance) before the product is brought into production. This process ensures that pricing systems have been properly reviewed and are stable before they are used.

The following subsections set forth the most important products and families of derivatives, and the related valuation techniques and inputs, by asset class:

Fixed income and inflation

The fixed income asset class includes basic instruments such as interest rate forwards, interest rate swaps and cross currency swaps, which are valued using the net present value of the discounted estimated future cash flows taking into account basis swap and cross currency spreads, depending on the payment frequency and currency of each leg of the derivative. Vanilla options, including caps, floors and swaptions, are priced using the Black-Scholes model, which is one of the benchmark industry models. More exotic derivatives are priced using more complex models which are generally accepted as standard across institutions.

These pricing models are fed with observable data such as deposit interest rates, futures rates, cross currency swap and constant maturity swap rates, and basis spreads, on the basis of which different yield curves are calculated, depending on the payment frequency and discounting curves for each currency. In the case of options, implied volatilities are also used as model inputs. These volatilities are observable in the market for cap and floor options and swaptions, and interpolation and extrapolation of volatilities from the quoted ranges are carried out using generally accepted industry models. The pricing of more exotic derivatives may require the use of non-observable data or parameters, such as correlation (among interest rates and cross-asset), mean reversion rates and prepayment rates, which are usually defined from historical data or through calibration.

Inflation-related assets include inflation-linked bonds and zero-coupon or year-on-year inflation-linked swaps, valued with the present value method using forward estimation and discounting. Derivatives on inflation indices are priced using standard and more complex bespoke models, as appropriate. Valuation inputs of these models consider inflation-linked swap spreads observable in the market and estimations of inflation seasonality, on the basis of which a forward inflation curve is calculated. Also, implied volatilities taken from zero-coupon and year-on-year inflation options are also inputs for the pricing of more complex derivatives.

Equity and foreign exchange

The most important products in these asset classes are forward and futures contracts; they also include vanilla, listed and OTC (over-the-counter) derivatives on single underlying assets and baskets of assets. Vanilla options are priced using the standard Black-Scholes model and more exotic derivatives involving forward returns, average performance, or digital, barrier or callable features are priced using generally accepted industry models and bespoke models, as appropriate. For derivatives on illiquid stocks, hedging takes into account the liquidity constraints in models.

The inputs of equity models consider yield curves, spot prices, dividends, asset borrowing costs (repo margin spreads), implied volatilities, correlation among equity stocks and indices, and cross-asset correlation. Implied volatilities are obtained from market quotes of European and American vanilla call and put options. Various interpolation and extrapolation techniques are used to obtain continuous volatility surfaces for illiquid stocks. Dividends are usually estimated for the mid and long term. Correlations are implied, when possible, from market quotes of correlation-dependent products. In all other cases, proxies are used for correlations between benchmark underlyings or correlations are obtained from historical data.

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

Credit

The most common instrument in this asset class is the credit default swap (CDS), which is used to hedge credit exposure to third parties. In addition, valuation models for first-to-default (FTD), n-to-default (NTD) and single-tranche collateralized debt obligation (CDO) products are also available. These products are valued with standard industry models, which estimate probability of default of a single issuer (for CDSs) or the joint probability of default of more than one issuer for FTDs and CDOs.

Valuation inputs are the interest rate curve, the CDS spread curve and the recovery rate. The CDS spread curve is obtained in the market for indices and important individual issuers. For less liquid issuers, this spread curve is estimated using proxies or other credit-dependent instruments. Recovery rates are usually set to standard values. For listed single-tranche CDOs, the correlation of joint default of several issuers is implied from the market. For FTDs, NTDs and bespoke CDOs, the correlation is estimated from proxies or historical data when no other option is available.

Valuation adjustment for counterparty risk or default risk

The credit valuation adjustment (CVA) is a valuation adjustment to OTC derivatives as a result of the risk associated with the credit exposure assumed to each counterparty.

The CVA is calculated taking into account potential exposure with each counterparty in each future period. The CVA for a specific counterparty is equal to the sum of the CVA for all the periods. The following inputs are used to calculate the CVA:

•	Expected exposure: including for each transaction the mark-to-market (MtM) value plus an add-on for the potential future exposure for each period. Mitigating factors such as netting and collateral agreements are taken into account, as well as temporary impairment for derivatives with interim payments.

•	LGD: percentage of final loss assumed in a counterparty credit event/default.

•	Probability of default: for cases where there is no market information (the CDS quoted spread curve, etc.), probabilities based on ratings, preferably internal ones, are used.

•	Discount factor curve.

The debt valuation adjustment (DVA) is a similar valuation adjustment to the CVA but, in this case, as a result of the own risk of the Group assumed by its counterparties in OTC derivatives.

The CVA and DVA recognized at December 31, 2013 amounted to EUR 739 million and EUR 234 million, respectively.

Valuation adjustments due to model risk

The valuation models described above are not significantly subjective, since they can be adjusted and recalibrated, where appropriate, through the internal calculation of the fair value and the subsequent comparison with the related actively traded price. However, fair value adjustments may be necessary when market quoted prices are not available for comparison purposes.

The sources of risk are associated with uncertain model parameters, illiquid underlying issuers, low quality market data or missing risk factors (sometimes the best available option is to use limited models with controllable risk). In these situations, the Group calculates and applies valuation adjustments in accordance with general industry practice. The main sources of model risk are described below:

In fixed income markets, model risks include the correlation among fixed income indices, basis spread modelling, calibration risk of model parameters and the treatment of near-zero or negative interest rates. Other sources of risk arise from the estimation of market data, such as volatilities or interest rate curves, whether used for estimation or cash flow discounting purposes.

In equity markets, model risks include forward skew modelling, the impact of stochastic interest rates, correlation and multi-curve modelling. Also, other sources of risk arise from the hedging management of digital, callable and barrier option payments. In addition, sources of risk arising from the estimation of market data such as dividends, and correlation for quanto and composite options must also be considered.

For specific financial instruments relating to home mortgage loans secured by financial institutions in the UK (which are regulated and partially financed by the Government) and property asset derivatives, the main input is the Halifax House Price Index (HPI). In these cases, risk assumptions include estimates of the future growth and the volatility of the HPI, mortality and the implied credit spreads.

Inflation markets are exposed to model risk resulting from the uncertainty of modelling the correlation structure among various CPI (Consumer Price Index) rates. Another source of risk may arise from the bid-offer spread of inflation-linked swaps.

Foreign exchange markets are exposed to model risk resulting from forward skew modelling, the impact of stochastic interest rates and correlation modelling for multi-asset instruments. Risk may also arise from market data, due to the existence of specific illiquid foreign exchange pairs.

The most important source of model risk for credit derivatives relates to the estimation of the correlation between the probabilities of default of different underlying issuers. For illiquid underlying issuers, the CDS spread may not be well defined.

Set forth below are the financial instruments at fair value whose measurement was based on internal models (Levels 2 and 3) at December 31, 2013, 2012 and 2011:

	Millions of euros
	Fair values calculated using internal models at 12/31/13
	Level 2	Level 3	Valuation techniques	Main assumptions
ASSETS:	124,079	1,507
Financial assets held for trading	68,535	282
Loans and advances to credit institutions	5,502	—	Present Value Method	Observable market data
Loans and advances to customers (a)	5,079	—	Present Value Method	Observable market data
Debt and equity instruments	1,585	50	Present Value Method	Observable market data, HPI
Trading derivatives	56,369	232
Swaps	40,380	56	Present Value Method, Gaussian Copula (b)	Observable market data, basis, liquidity
Exchange rate options	849	16	Black-Scholes Model	Observable market data, liquidity
Interest rate options	7,375	—	Black’s Model, Heath-Jarrow-Morton Model	Observable market data, liquidity, correlation
Interest rate futures	16	—	Present Value Method	Observable market data
Index and securities options	2,953	56	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI
Other	4,796	104	Present Value Method, Monte Carlo simulation and other	Observable market data and other
Hedging derivatives	8,080	—
Swaps	6,920	—	Present Value Method	Observable market data, basis
Exchange rate options	400	—	Black-Scholes Model	Observable market data
Interest rate options	24	—	Black’s Model	Observable market data
Other	736	—	N/A	N/A
Other financial assets at fair value through profit or loss	27,184	510
Loans and advances to credit institutions	13,444	—	Present Value Method	Observable market data
Loans and advances to customers (c)	13,135	61	Present Value Method	Observable market data, HPI
Debt and equity instruments	605	449	Present Value Method	Observable market data
Available-for-sale financial assets	20,280	715
Debt and equity instruments	20,280	715	Present Value Method	Observable market data
LIABILITIES:	128,762	105
Financial liabilities held for trading	79,970	60
Deposits from central banks	3,866	—	Present Value Method	Observable market data
Deposits from credit institutions	7,468	—	Present Value Method	Observable market data
Customer deposits	8,500	—	Present Value Method	Observable market data
Debt and equity instruments	1	—	Present Value Method	Observable market data, liquidity
Trading derivatives	57,260	60
Swaps	41,156	2	Present Value Method, Gaussian Copula (b)	Observable market data, basis, liquidity, HPI
Exchange rate options	660	—	Black-Scholes Model	Observable market data, liquidity
Interest rate options	8,457	—	Black’s Model, Heath-Jarrow-Morton Model	Observable market data, liquidity, correlation
Index and securities options	4,252	—	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI
Interest rate and equity futures	88	—	Present Value Method	Observable market data
Other	2,647	58	Present Value Method, Monte Carlo simulation and other	Observable market data and other
Short positions	2,875	—
Hedging derivatives	5,096	—
Swaps	4,961	—	Present Value Method	Observable market data, basis
Exchange rate options	1	—	Black-Scholes Model	Observable market data
Interest rate options	13	—	Black’s Model	Observable market data
Other	121	—	N/A	N/A
Other financial liabilities at fair value through profit or loss	42,266	45	Present Value Method	Observable market data
Liabilities under insurance contracts	1,430	—	See Note 15

	Millions of euros				Valuation techniques
	Fair values calculated using internal models
	12/31/12		12/31/11
	Level 2	Level 3	Level 2	Level 3
ASSETS:	187,431	1,288	169,542	1,037
Financial assets held for trading	129,508	395	126,663	447
Loans and advances to credit institutions	9,843	—	4,636	—	Present Value Method
Loans and advances to customers (a)	9,162	—	8,056	—	Present Value Method
Debt and equity instruments	1,320	—	19,674	—	Present Value Method
Trading derivatives	109,183	395	94,298	447
Swaps	90,759	109	74,520	145	Present Value Method, Gaussian Copula (b)
Exchange rate options	708	46	964	95	Black-Scholes Model
Interest rate options	9,141	—	7,936	—	Black’s Model, Heath-Jarrow-Morton Model
Interest rate futures	78	—	91	—	Present Value Method
Index and securities options	3,188	—	3,728	—	Black-Scholes Model
Other	5,309	240	7,059	207	Present Value Method, Monte Carlo simulation and other
Hedging derivatives	7,808	—	8,400	1
Swaps	7,609	—	8,172	1	Present Value Method
Exchange rate options	43	—	161	—	Black-Scholes Model
Interest rate options	36	—	45	—	Black’s Model
Other	120	—	22	—	N/A
Other financial assets at fair value through profit or loss	24,500	469	16,882	357
Loans and advances to credit institutions	10,272	—	4,701	—	Present Value Method
Loans and advances to customers (c)	13,863	74	11,694	54	Present Value Method
Debt and equity instruments	365	395	487	303	Present Value Method
Available-for-sale financial assets	25,615	424	17,597	233
Debt and equity instruments	25,615	424	17,597	233	Present Value Method
LIABILITIES:	180,243	205	181,864	279
Financial liabilities held for trading	127,158	99	130,755	110
Deposits from central banks	1,128	—	7,740	—	Present Value Method
Deposits from credit institutions	8,292	—	9,287	—	Present Value Method
Customer deposits	8,890	7	16,574	—	Present Value Method
Debt and equity instruments	1	—	2	—	Present Value Method
Trading derivatives	108,847	92	97,152	110
Swaps	88,450	8	73,614	2	Present Value Method, Gaussian Copula (b)
Exchange rate options	766	6	946	11	Black-Scholes Model
Interest rate options	10,772	—	9,722	—	Black’s Model, Heath-Jarrow-Morton Model
Index and securities options	121	—	7,036	—	Black-Scholes Model
Interest rate and equity futures	4,816	—	273	—	Present Value Method
Other	3,922	78	5,560	97	Present Value Method, Monte Carlo simulation and other
Hedging derivatives	6,348	—	5,852	—
Swaps	5,860	—	5,639	—	Present Value Method
Exchange rate options	76	—	169	—	Black-Scholes Model
Interest rate options	17	—	21	—	Black’s Model
Other	395	—	23	—	N/A
Other financial liabilities at fair value through profit or loss	45,312	106	44,740	169	Present Value Method
Liabilities under insurance contracts	1,425	—	517	—	See Note 15

(a)	Includes mainly short-term loans and reverse repurchase agreements with corporate customers (mainly brokerage and investment companies).
(b)	Includes credit risk derivatives with a positive net fair value of EUR 56 million at December 31, 2013 (December 31, 2012: a positive net fair value of EUR 18 million; December 31, 2011: a negative net fair value of EUR 60 million). These assets and liabilities are measured using the Standard Gaussian Copula Model.
(c)	Includes home mortgage loans to financial institutions in the UK (which are regulated and partly financed by the Government). The fair value of these loans was obtained using observable market variables, including current market transactions with similar amounts and collateral facilitated by the UK Housing Association. Since the Government is involved in these financial institutions, the credit risk spreads have remained stable and are homogeneous in this sector. The results arising from the valuation model are checked against current market transactions.

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

The net loss recognized in the consolidated income statement for 2013 arising from the aforementioned valuation models amounted to EUR 298 million (2012: net loss of EUR 229 million; 2011: net gain of EUR 1,006 million), of which a loss of EUR 2 million related to models whose significant inputs are unobservable market data (2012: a gain of EUR 20 million; 2011: a gain of EUR 59 million).

Level 3 financial instruments

Set forth below are the Group’s main financial instruments measured using unobservable market data that constitute significant inputs of the internal models (Level 3):

•	Instruments (loans, debt instruments and derivatives) linked to the House Price Index (HPI) in Santander UK’s portfolio. Even if the valuation techniques used for these instruments may be the same as those used to value similar products (present value in the case of loans and debt instruments, and the Black-Scholes model for derivatives), the main factors used in the valuation of these instruments are the HPI spot rate, the growth rate of that rate, its volatility and mortality rates, which are not always observable in the market and, accordingly, these instruments are considered illiquid.

•	The HPI spot rate: for some instruments the NSA HPI spot rate, which is directly observable and published on a monthly basis, is used. For other instruments where regional HPI rates must be used (published quarterly), adjustments are made to reflect the different composition of the rates and adapt them to the regional composition of Santander UK’s portfolio.

•	HPI growth rate: this is not always directly observable in the market, especially for long maturities, and is estimated in accordance with existing quoted prices. To reflect the uncertainty implicit in these estimates, adjustments are made based on an analysis of the historical volatility of the HPI, incorporating reversion to the mean.

•	HPI volatility: the long-term volatility is not directly observable in the market but is estimated on the basis of more short-term quoted prices and by making an adjustment to reflect the existing uncertainty, based on the standard deviation of historical volatility over various time periods.

•	Mortality rates: these are based on published official tables and adjusted to reflect the composition of the customer portfolio for this type of product at Santander UK.

•	Illiquid CDOs and CLOs in the portfolio of the treasury unit in Madrid. These are measured by grouping together the securities by type of underlying (sector/country), payment hierarchy (prime, mezzanine, junior, etc.), and assuming forecast conditional prepayment rates (CPR) and default rates, adopting conservative criteria.

The table below shows the effect, at December 31, 2013, on the fair value of the main financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by applying the probable valuation ranges of the main unobservable inputs detailed in the following table:

Portfolio/Instrument (Level 3)	Valuation technique	Main unobservable inputs	Range	Weighted average		Impacts (in millions of euros)
						Unfavorable scenario	Favorable scenario
Financial assets held for trading
Debt and equity instruments	Partial differential equations	Long-term volatility	33.7% - 42.9%	38.30%		(14)	14
Trading derivatives	Present Value Method	Curves on ABR indices (*)	(a)	(a	)	(7)	7
	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%-5%	2.3%		(19)	19
	Present Value Method, Modified Black-Scholes Model	HPI spot rate	n/a	572	(**)	(22)	23
	Standard Gaussian Copula Model	Probability of default	0.1%-1.2%	0.70%		(4)	4
Other financial assets at fair value through profit or loss
Loans and advances to customers	Weighted average by probability (according to forecast mortality rates) of European HPI options, using the Black-Scholes model	HPI forward growth rate	0%-5%	3%		(1)	1
Debt and equity instruments	Weighted average by probability (according to forecast mortality rates) of HPI forwards, using the present value model	HPI forward growth rate	0%-5%	2.7%		(19)	17
	Weighted average by probability (according to forecast mortality rates) of HPI forwards, using the present value model	HPI spot	n/a	578	(**)	(24)	24
	Adjusted average of quoted prices from independent sources	Credit spread	5%-15%	7.5%		(7)	7
Available-for-sale financial assets
Debt and equity instruments	Present Value Method, others	Non-performing loans and prepayment ratios, cost of capital, long-term earnings growth rate	(a)	(a	)	(3)	3
Financial liabilities held for trading
Trading derivatives	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%-5%	1.6%		(2)	2
	Present Value Method, Modified Black-Scholes Model	HPI spot rate	n/a	565	(**)	(12)	12
	Present Value Method, Modified Black-Scholes Model	Curves on ABR indices (*)	(a)	(a	)	—	—
Other liabilities at fair value through profit or loss	—	—	—	—		(b )	(b	)

(*)	ABR: Active Bank Rate. Average deposit interest rates (over 30, 90, 180 and 360 days) published by the Chilean Association of Banks and Financial Institutions (ABIF) in nominal currency (Chilean peso) and in real terms, adjusted for inflation (Unidad de Fomento - UF).
(**)	There is a national HPI index in the UK and regional indices. The HPI spot value is the weighted average of the indices that correspond to the positions of each portfolio.
(a)	The exercise was conducted for the unobservable inputs described in the Main unobservable inputs column under probable scenarios. The range and weighted average value used are not shown because the aforementioned exercise was conducted jointly for various inputs or variants thereof, and it was not possible to break down the results separately by type of input.
(b)	The Group calculates the potential effect on the valuation of each of these instruments on a joint basis, irrespective of whether their individual valuation is positive (asset) or negative (liability), and the global effect associated with these financial instruments is broken down in the Other financial assets at fair value through profit or loss line included.

Lastly, the changes in the financial instruments classified as Level 3 in 2013 and 2012 were as follows:

	2012	Changes								2013
Millions of euros	Fair value calculated using internal models (Level 3)	Purchases	Sales	Issues	Settlements	Changes in fair value recognized in profit or loss (unrealized)	Changes in fair value recognized in profit or loss (realized)	Changes in fair value recognized in equity	Other	Fair value calculated using internal models (Level 3)

Financial assets held for trading	395	131	(164)	—	(44)	(4)	2	—	(34)	282
Debt and equity instruments	—	46	—		—	8	—		(4)	50
Trading derivatives	395	85	(164)	—	(44)	(12)	2	—	(30)	232
Swaps	109	—	(62)	—	—	19	—	—	(10)	56
Exchange rate options	46	—	(1)	—	—	(8)	(3)	—	(18)	16
Index and securities options	—	85	—		(39)	—	—		10	56
Other	240	—	(101)	—	5	(23)	5	—	(12)	104
Hedging derivatives	—	—	—	—	—	—	—	—	—	—
Swaps	—	—	—	—	—	—	—	—	—	—
Other financial assets at fair value through profit or loss	469	111	(32)	—	(17)	18	9	—	(48)	510
Loans and advances to customers	74	—	—	—	(11)	(8)	6	—	—	61
Debt and equity instruments	395	111	(32)	—	(6)	26	3	—	(48)	449
Available-for-sale financial assets	424	277	(48)	—	—	(1)	(2)	73	(8)	715
TOTAL ASSETS	1,288	519	(244)	—	(61)	13	9	73	(89)	1,507

Financial liabilities held for trading	99	—	(18)	—	(14)	(11)	13	—	(9)	60
Customer deposits	7	—	—	—	—	—	—	—	(7)	—
Trading derivatives	92	—	(18)	—	(14)	(11)	13	—	(2)	60
Swaps	8	—	(6)	—	—	(1)	—	—	1	2
Exchange rate options	6	—	(6)	—	—	—	—	—	—	—
Other	78	—	(6)	—	(14)	(10)	13	—	(3)	58
Other liabilities at fair value through profit or loss	106	—	(42)	—	—	(14)	(12)	—	7	45
TOTAL LIABILITIES	205	—	(60)	—	(14)	(25)	1	—	(2)	105

	2011	Changes								2012
Millions of euros	Fair value calculated using internal models (Level 3)	Purchases	Sales	Issues	Settlements	Changes in fair value recognized in profit or loss (unrealized)	Changes in fair value recognized in profit or loss (realized)	Changes in fair value recognized in equity	Other	Fair value calculated using internal models (Level 3)

Financial assets held for trading	447	13	(23)	—	(2)	(12)	(12)	—	(16)	395
Trading derivatives	447	13	(23)	—	(2)	(12)	(12)	—	(16)	395
Swaps	145	—	(20)	—	(2)	(15)	1	—	—	109
Exchange rate options	95	—	(3)	—	—	(3)	(22)	—	(21)	46
Other	207	13	—	—	—	6	9	—	5	240
Hedging derivatives	1	—	—	—	—	—	—	—	(1)	—
Swaps	1	—	—	—	—	—	—	—	(1)	—
Other financial assets at fair value through profit or loss	357	104	(28)	—	—	21	(1)	—	16	469
Loans and advances to customers	54	—	—	—	—	4	—	—	16	74
Debt and equity instruments	303	104	(28)	—	—	17	(1)	—	—	395
Available-for-sale financial assets	233	300	(131)	—	—	2	(5)	(16)	41	424
TOTAL ASSETS	1,038	417	(182)	—	(2)	11	(18)	(16)	40	1,288

Financial liabilities held for trading	110	11	—	—	(5)	—	(4)	—	(13)	99
Customer deposits	—	—	—	—	—	—	—	—	7	7
Trading derivatives	110	11	—	—	(5)	—	(4)	—	(20)	92
Swaps	2	4	—	—	(1)	—	1	—	2	8
Exchange rate options	11	—	—	—	—	—	(2)	—	(3)	6
Other	97	7	—	—	(4)	—	(3)	—	(19)	78
Other liabilities at fair value through profit or loss	169	—	—	—	—	9	(35)	—	(37)	106
TOTAL LIABILITIES	279	11	—	—	(5)	9	(39)	—	(50)	205

iv.	Recognition of fair value changes

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

Adjustments due to changes in fair value arising from:

•	Available-for-sale financial assets are recognized temporarily in equity under Valuation adjustments - Available-for-sale financial assets, unless they relate to exchange differences, in which case they are recognized in Valuation adjustments - Exchange differences (net), or to exchange differences arising on monetary financial assets, which are recognized in Exchange differences (net) in the consolidated income statement.

•	Items charged or credited to Valuation adjustments - Available-for-sale financial assets and Valuation adjustments - Exchange differences (net) remain in the Group’s consolidated equity until the asset giving rise to them is impaired or derecognized, at which time they are recognized in the consolidated income statement.

•	Unrealized gains on available-for-sale financial assets classified as Non-current assets held for sale because they form part of a disposal group or a discontinued operation are recognized under Valuation adjustments - Non-current assets held for sale.

v.	Hedging transactions

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

Financial asset and liability balances are offset, i.e. reported in the consolidated balance sheet at their net amount, only if the Group entities currently have a legally enforceable right to set off the recognized amounts and intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Following is the detail of financial assets and liabilities offset that were in the balance sheet at December 31, 2013:

	Millions of euros
Assets	Gross amount of financial assets	Gross amount of financial liabilities offset in the balance sheet	Net amount of financial assets presented in the balance sheet

Derivatives	86,813	(19,613)	67,200
Reverse repurchase agreements	59,990	(12,463)	47,527

Total	146,803	(32,076)	114,727

	Millions of euros
Liabilities	Gross amount of financial liabilities	Gross amount of financial assets offset in the balance sheet	Net amount of financial liabilities presented in the balance sheet

Derivatives	83,783	(19,613)	64,170
Reverse repurchase agreements	103,621	(12,463)	91,158

Total	187,404	(32,076)	155,328

Also, the Group has offset other items for EUR 2,267 million.

Most of the derivatives and repos not offset in the balance sheet are subject to netting and collateral arrangements.

g)	Impairment of financial assets

i.	Definition

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

Transactions classified as impaired due to arrears are reclassified as performing if, as a result of the collection of a portion or the sum of the unpaid instalments, the reasons for classifying such transactions as impaired cease to exist, unless other subjective reasons remain for classifying them as impaired, i.e. no longer have any amount more than three months past due. The refinancing of impaired loans does not result in their reclassification to performing unless: there is certainty that the customer can make payment in accordance with the new schedule; the customer provides effective guarantees or collateral; the customer pays the current interest receivable; and the customer complies with the established cure period (see Note 54).

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

The Group considers recovery to be remote when there has been a substantial and irreversible deterioration of the borrower’s solvency, when commencement of the liquidation phase of insolvency proceedings has been ordered or when more than four years have elapsed since the borrower’s transaction was classified as impaired due to arrears (the maximum period established by the Bank of Spain).

When the recovery of a financial asset is considered unlikely, it is written off, together with the related allowance, without prejudice to any actions that the consolidated entities may initiate to seek collection until their contractual rights are extinguished due to expiry of the statute-of-limitations period, forgiveness or any other cause.

ii.	Debt instruments carried at amortized cost

For the purpose of determining impairment losses, the Group monitors its debtors as described below:

•	Individually for significant debt instruments and for instruments which, although not material, are not susceptible to being classified in a group of financial assets with similar credit risk characteristics -customers classified by the Group as “individualized”. This category includes wholesale banking enterprises, financial institutions and certain retail banking enterprises.

•	Collectively, in all other cases -customers classified by the Group as “standardized”-, by grouping together instruments having similar credit risk characteristics indicative of the debtors’ ability to pay all principal and interest amounts in accordance with the contractual terms. The credit risk characteristics considered for the purpose of grouping the assets are, inter alia, instrument type, debtor’s industry and geographical location, type of guarantee or collateral, age of past-due amounts and any other relevant factor for the estimation of future cash flows. This category includes exposures to individuals, individual traders and retail banking enterprises not classified as individualized customers.

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

The allowance for debt instruments not measured at fair value through profit or loss that are classified as impaired is generally recognized in accordance with the criteria set forth below:

i.	Assets classified as impaired due to counterparty arrears:

Debt instruments, whoever the obligor and whatever the guarantee or collateral, with amounts more than three months past due are assessed individually, taking into account the age of the past-due amounts, the guarantees or collateral provided and the financial situation of the counterparty and the guarantors.

ii.	Assets classified as impaired for reasons other than counterparty arrears:

Debt instruments which are not classifiable as impaired due to arrears but for which there are reasonable doubts as to their repayment under the contractual terms are assessed individually, and their allowance is the difference between the amount recognized in assets and the present value of the cash flows expected to be received.

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

However, the coverage of the Group’s losses arising from credit risk must also meet the requirements of IFRSs and, therefore, the Group checks the allowances calculated as described above with those obtained from internal models for the calculation of the coverage of losses arising from credit risk in order to confirm that there are no material differences.

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

Incurred loss is the cost of the credit risk of a transaction that will manifest within a one year lead time from the balance sheet date due to an event that had already occurred at the assessment date and considering the characteristics of the counterparty and the guarantees and collateral associated with the transaction.

The loss incurred is calculated by multiplying three factors: exposure at default, probability of default and loss given default. These parameters are also used to calculate economic capital and to calculate BIS II regulatory capital under internal models (see Note 1.f).

•	Exposure at default (EaD) is the amount of risk exposure at the date of default by the counterparty.

•	Probability of default (PD) is the probability of the counterparty failing to meet its principal and/or interest payment obligations. The probability of default is associated with the rating/scoring of each counterparty/transaction.

For the purposes of calculating the incurred losses, PD is measured using a time horizon of one year; i.e. it quantifies the probability of the counterparty defaulting in the coming year due to an event that had already occurred at the assessment date. The definition of default used includes amounts past due by 90 days or more and cases in which there is no default but there are doubts as to the solvency of the counterparty (subjective impaired assets).

•	Loss given default (LGD) is the loss arising in the event of default. It depends mainly on the present value of the guarantees associated with the transaction and other the future flows that are expected to be recovered.

In addition to all of the above, the calculation of the incurred loss takes into account the adjustment of the aforementioned factors (PD and LGD), historical experience and other specific information to reflect the current conditions.

At December 31, 2013, the estimated losses arising from credit risk calculated by the Group’s internal models did not differ materially from the allowances calculated on the basis of the Bank of Spain’s requirements.

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

The amount of the impairment losses on equity instruments carried at cost is the difference between the carrying amount and the present value of the expected future cash flows discounted at the market rate of return for similar securities.

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

Specifically, property or other non-current assets received by the consolidated entities as total or partial settlement of their debtors’ payment obligations to them are deemed to be non-current assets held for sale, unless the consolidated entities have decided to make continuing use of these assets. In this connection, for the purpose of its consideration in the initial recognition of these assets, the Group obtains, at the foreclosure date, the fair value of the related asset through a request for appraisal by external appraisal agencies.

The Group has in place a corporate policy that ensures the professional competence and the independence and objectivity of the external appraisal agencies, in accordance with the regulations, which require appraisal agencies to meet neutrality and credibility requirements, so that the use of their estimates does not reduce the reliability of its valuations. This policy establishes that all the appraisal companies and agencies with which the Group works in Spain should be registered in the Official Register of the Bank of Spain.

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

Subsequent to initial recognition, the Group measures its non-current assets at the lower of their fair value less costs to sell and their carrying amount. The Group measures foreclosed property assets located in Spain by taking into consideration the appraisal value on the date of foreclosure and the length of time each asset has been recognized in the balance sheet. In addition, in order to check at the end of each reporting period that the measurement made using the aforementioned criteria does not differ from fair value, based in part on third party appraisals.

Impairment losses on an asset or disposal group arising from a reduction in its carrying amount to its fair value (less costs to sell) are recognized under Gains/(losses) of non-current assets held for sale not classified as discontinued operations in the consolidated income statement. The gains on a non-current asset held for sale resulting from subsequent increases in fair value (less costs to sell) increase its carrying amount and are recognized in the consolidated income statement up to an amount equal to the impairment losses previously recognized.

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

In accordance with IAS 17, in determining whether a sale and leaseback transaction results in an operating lease, the Group should analyses, inter alia, whether at the inception of the lease there are purchase options whose terms and conditions make it reasonably certain that they will be exercised, and to whom the gains or losses from the fluctuations in the fair value of the residual value of the related asset will accrue.

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

Other intangible assets include the amount of identifiable intangible assets (such as purchased customer lists and computer software).

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

Expenditure on research activities is recognized as an expense in the year in which it is incurred and cannot be subsequently capitalized.

n)	Other assets

Other assets in the consolidated balance sheet includes the amount of assets not recorded in other items, the breakdown being as follows:

•	Inventories: this item includes the amount of assets, other than financial instruments, that are held for sale in the ordinary course of business, that are in the process of production, construction or development for such purpose, or that are to be consumed in the production process or in the provision of services. Inventories include land and other property held for sale in the property development business.

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

p)	Court proceedings and/or claims in process

In addition to the disclosures made in Note 1, at the end of 2013 certain court proceedings and claims were in process against the consolidated entities arising from the ordinary course of their operations (see Note 25).

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

r)	Equity-instrument-based employee remuneration

Own equity instruments delivered to employees in consideration for their services, if the instruments are delivered once the specific period of service has ended, are recognized as an expense for services (with the corresponding increase in equity) as the services are rendered by employees during the service period. At the grant date the services received (and the related increase in equity) are measured at the fair value of the equity instruments granted. If the equity instruments granted vest immediately, the Group recognizes in full, at the grant date, the expense for the services received.

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

Note 2.b.iv describes the internal criteria and procedures used to determine whether control exists over the structured entities, which include, inter alia, investment funds and pension funds.

v)	Post-employment benefits

Under the collective agreements currently in force and other arrangements, the Spanish banks included in the Group and certain other Spanish and foreign consolidated entities have undertaken to supplement the public social security system benefits accruing to certain employees, and to their beneficiary right holders, for retirement, permanent disability or death, and the post-employment welfare benefits.

The Group’s post-employment obligations to its employees are deemed to be defined contribution plans when the Group makes pre-determined contributions (recognized under Personnel expenses in the consolidated income statement) to a separate entity and will have no legal or effective obligation to make further contributions if the separate entity cannot pay the employee benefits relating to the service rendered in the current and prior periods. Post-employment obligations that do not meet the aforementioned conditions are classified as defined benefit plans (see Note 25).

Defined contribution plans

The contributions made in this connection in each year are recognized under Personnel expenses in the consolidated income statement. The amounts not yet contributed at each year-end are recognized, at their present value, under Provisions - Provision for pensions and similar obligations on the liability side of the consolidated balance sheet.

Defined benefit plans

The Group recognizes under Provisions - Provision for pensions and similar obligations on the liability side of the consolidated balance sheet (or under Other assets on the asset side, as appropriate) the present value of its defined benefit post-employment obligations, net of the fair value of the plan assets.

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

Post-employment benefits are recognized as follows:

•	Service cost is recognized in the consolidated income statement and includes the following items:

•	Current service cost, i.e. the increase in the present value of the obligations resulting from employee service in the current period, is recognized under Personnel expenses.

•	The past service cost, which arises from changes to existing post-employment benefits or from the introduction of new benefits and includes the cost of reductions, is recognized under Provisions (net).

•	Any gain or loss arising from plan settlements is recognized under Provisions (net).

•	Net interest on the net defined benefit liability (asset), i.e. the change in the year in the net defined benefit liability (asset) as a result of the passage of time, is recognized under Interest expense and similar charges (Interest and similar income if it constitutes income) in the consolidated income statement.

•	The remeasurement of the net defined benefit liability (asset) is recognized under Valuation adjustments and includes:

•	Actuarial gains and losses generated in the year, arising from the differences between the previous actuarial assumptions and what has actually occurred and from the effects of changes in actuarial assumptions.

•	The return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset).

•	Any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability (asset).

w)	Other long-term employee benefits

Other long-term employee benefits, defined as obligations to pre-retirees -taken to be those who have ceased to render services at the entity but who, without being legally retired, continue to have economic rights vis-à-vis the entity until they acquire the legal status of retiree-, long-service bonuses, obligations for death of spouse or disability before retirement that depend on the employee’s length of service at the entity and other similar items, are treated for accounting purposes, where applicable, as established above for defined benefit post-employment plans, except that actuarial gains and losses are recognized under Provisions (net) in the consolidated income statement (see Note 25).

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

z)	Residual maturity periods and average interest rates

The analysis of the maturities of the balances of certain items in the consolidated balance sheet and the average interest rates at 2013, 2012 and 2011 year-end is provided in Note 51.

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

The statement presents the items separately by nature, grouping together items that, in accordance with the applicable accounting standards, will not be reclassified subsequently to profit and loss since the requirements established by the corresponding accounting standards are met.

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

The detail of the fair values of the identifiable assets acquired and liabilities assumed at the acquisition date, the cost of the investment and the goodwill is as follows:

Millions of euros

Cash and balances with central banks	61
Loans and receivables - loans and advances to customers (*)	8,202
Tangible assets	8
Other assets	82

Total assets	8,353

Deposits from credit institutions	710
Customer deposits	4,486
Marketable debt securities and Other financial liabilities	2,467
Provisions (**)	299
Other liabilities	42

Total liabilities	8,004

Net asset value	349

Non-controlling interests	—

Cost of investment	(494)

Goodwill at February 1, 2011 (***)	145

(*)	Of which approximately 83% relate to mortgage loans and the remainder to consumer loans. The estimate of fair value included additional impairment losses of EUR 126 million on the acquired loans.
(**)	Of which approximately EUR 66 million related to provisions for pensions and EUR 103 million to other provisions.
(***)	Belongs to the Santander Consumer Holding cash-generating unit.

The acquired business contributed a loss of EUR 58 million to pre-tax profit for 2011.

ii. Acquisition of Santander Banif Inmobiliario

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

At December 31, 2011, Santander Banif Inmobiliario F.I.I. had contributed a pre-tax loss of EUR 106 million to the Group.

In 2012 the Group acquired Fund units amounting to EUR 22 million and, accordingly, its ownership interest rose to 97.63% (in 2013 it rose to 99.65%).

iii. Chile

In 2011 the Group performed various sales of shares representing 9.72% of the share capital of Banco Santander Chile for a total of USD 1,241 million, which gave rise to increases of EUR 434 million in Group reserves and EUR 373 million in non-controlling interests. Following these transactions, the Group holds 67% of the share capital of this entity and undertook not to reduce its percentage of ownership for one year.

iv. Latin American insurance companies

On February 22, 2011, Banco Santander, S.A. and the insurance company Zurich Financial Services Group entered into an agreement to create a strategic alliance aimed at boosting Santander Group’s bancassurance business in five key Latin American markets: Brazil, Chile, Mexico, Argentina and Uruguay.

Once the required authorizations had been obtained from the various regulators, in the fourth quarter of 2011 Zurich acquired, for EUR 1,044 million, 51% of the share capital of Zurich Santander Insurance América, S.L. (holding company for the Group’s insurance “factories” in Latin America), thereby gaining control over this company, and it took over management of the companies concerned. The agreement also provides for deferred payments based on the achievement of the business plan targets over the coming 25 years.

Following this transaction Banco Santander retained 49% of the share capital of the holding company and entered into a distribution agreement for the sale of insurance products in each of the signatory countries for 25 years (see Note 13).

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

v. SCUSA

In December 2011 Santander Consumer USA Inc. (SCUSA) increased capital by USD 1,158 million, of which USD 1,000 million were paid by Sponsor Auto Finance Holdings Series LP (Sponsor Holdings), an investee of funds controlled by Warburg Pincus LLC, Kohlberg Kravis Roberts & Co. L.P. and CenterbridgePartners L.P., and the remainder by DDFS LLC (DDFS), a company controlled by Thomas G. Dundon, the CEO of SCUSA. Following this capital increase, Sponsor Holdings and Thomas G. Dundon (indirectly) held equity interests of approximately 24% and 11%, respectively, in SCUSA, while the Group’s equity interest therein is 65%.

Also, the Group entered into an agreement with these shareholders which, inter alia, grants Sponsor Holdings and DDFS LLC representation on the board of directors of SCUSA and establishes a voting system whereby strategic, financial and operating decisions, as well as other significant decisions associated with the ordinary management of SCUSA, are subject to joint approval by Santander Group and the aforementioned shareholders and, accordingly, SCUSA became controlled jointly by all the shareholders.

As provided for in the shareholders’ agreement, if SCUSA’s earnings for 2014 and 2015 exceed certain targets, SCUSA may be required to pay up to USD 595 million to Santander Holdings USA, Inc. (SHUSA). If SCUSA’s earnings do not surpass those targets in 2014 and 2015, SCUSA may be obliged to make a payment of up to that same amount to Sponsor Holdings. The Bank’s directors considered that SCUSA would achieve the targets set for 2014 and 2015 and that it would therefore not have to make any significant payments to either of the aforementioned shareholders under the agreement.

Lastly, the shareholders’ agreement establishes that both Sponsor Holdings and DDFS will be entitled to sell to SHUSA their ownership interests in the share capital of SCUSA at market value on the fourth, fifth and seventh anniversaries of completion of the transaction, unless a public offering of SCUSA shares has taken place prior to those dates. The agreement also provides for this same entitlement in the event of an impasse in relation to any of the matters subject to joint approval by the general meeting or the board of directors of SCUSA.

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

Following this transaction, at December 31, 2013, the Group held a 65% ownership interest in SCUSA and controlled this company jointly with the aforementioned shareholders (see Note 13).

In January 2014, a public offering of SCUSA shares took place and it was admitted to trading on the New York Stock Exchange, having placed 21.6% of its share capital. Following this placement, the aforementioned shareholders’ agreement was terminated and, accordingly, the Group controls SCUSA (see Note 1.h).

vi. Banco Santander (Brasil) S.A.

In January and March 2012 the Group transferred shares representing 4.41% and 0.77% of Banco Santander (Brasil), S.A. to two leading international financial institutions that have undertaken to deliver these shares to the holders of the bonds convertible into shares of Banco Santander (Brasil), S.A. issued by Banco Santander, S.A. in October 2010 upon maturity of the bonds. This transaction did not give rise to any change in the Group’s equity (see Note 34).

These shares were delivered on November 7, 2013.

vii. Colombia

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

Following the obtainment of the regulatory authorizations from the competent authorities and the delisting of the shares of Banco Santander Colombia S.A., in the second quarter of 2012 the Group sold its shareholding in Banco Santander Colombia S.A. and its other business subsidiaries in this country to the Corpbanca Group for a total of USD 1,229 million (EUR 983 million), giving rise to a gain of EUR 619 million which was recognized by the Group under Gains/(losses) on disposal of assets not classified as non-current assets held for sale in the consolidated income statement for 2012 (see Note 49).

viii. Grupo Financiero Santander México, S.A.B. de C.V.

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

Once the offering as a whole had been completed and the underwriters had exercised their options, the percentage sold was 24.9%, which gave rise to increases of EUR 1,092 million in Reserves, EUR 1,493 million in Non-controlling interests and EUR 263 million in Valuation adjustments - Exchange differences in 2012.

ix. Metrovacesa, S.A.

On March 17, 2011, the creditor entities that had been party to an agreement to restructure the Sanahuja Group’s debt in 2009, whereby they received Metrovacesa, S.A. shares as a dation in payment for the group’s debts, entered into a new capitalization and voting agreement relating to Metrovacesa, S.A., subject to certain conditions precedent, including the performance by Metrovacesa, S.A. of a capital increase through monetary contributions and the conversion of debt into capital, whereby the creditor entities taken as a whole would convert approximately EUR 1,360 million of Metrovacesa, S.A.’s financial debt into capital, of which EUR 492 million would relate to the Group.

On June 28, 2011, the shareholders at the annual general meeting of Metrovacesa, S.A. resolved to approve the aforementioned capital increase, subject to certain conditions precedent such as the Spanish National Securities Market Commission (CNMV) releasing the Group from the obligation to launch a takeover bid for all of the share capital, since the transaction might raise the Group’s holding in the share capital of Metrovacesa, S.A. above 30%. This release was granted on July 6, 2011.

Following the performance of the aforementioned capital increase, the Group became the owner of 34.88% of the shares of Metrovacesa, S.A. This ownership interest is recognized under Investments in the consolidated balance sheet and is accounted for using the equity method (see Note 13).

On December 19, 2012, the creditor entities that took part in the aforementioned debt restructuring agreement announced that they had reached an agreement to promote the delisting of the shares of Metrovacesa, S.A. and they voted in favor of this at the general meeting held for this purpose on January 29, 2013. Following the approval of the delisting and the public takeover offer by the shareholders at the Metrovacesa, S.A. general meeting, the entities prepared a delisting public takeover offer aimed at the Metrovacesa, S.A. shareholders that did not enter into the agreement, at EUR 2.28 per share. The Group’s share of the delisting public takeover offer was 45.56% and, as a result, following 97.29% acceptance of the public takeover offer, the Group acquired an additional 1.953% of Metrovacesa, S.A. for which it paid EUR 44 million. Following this transaction, at December 31, 2013, the Group held an ownership interest of 36.82% in the share capital of Metrovacesa, S.A.

x. Bank Zachodni WBK S.A.

On February 7, 2011, the Group announced the preparation in Poland of a takeover bid for all the shares of the Polish company Bank Zachodni WBK, S.A. (“BZ WBK”), which Allied Irish Bank (“AIB”), owner of 70.36% of BZ WBK, was obliged to accept, by virtue of the agreement entered into with Banco Santander, S.A. in September 2010.

On February 18, 2011, notification of non-opposition to the Group’s acquisition of a significant holding was received from the financial regulator in Poland -KNF.

On April 1, 2011, the Group acquired 69,912,653 shares of Bank Zachodni WBK, S.A. representing 95.67% of the capital of this entity. The purchase of the aforementioned shares gave rise to a disbursement of EUR 3,987 million. Also, as had already been announced, on the same date the Group acquired the 50% ownership interest held by AIB in Bank Zachodni WBK Asset Management, S.A. for EUR 174 million in cash. Subsequently, based on the terms and conditions of the takeover bid, certain non-controlling shareholders of BZ WBK opted to sell their shares. As a result, the Group acquired 421,859 additional shares for EUR 24 million.

Following is the detail of the fair values of the identifiable assets acquired and liabilities assumed at the acquisition date, the cost of the investment and the goodwill translated to euros at the exchange rate at the date of acquisition:

Millions of euros

Cash and balances with central banks	316
Loans and advances to credit institutions	386
Financial liabilities held for trading	691
Available-for-sale financial assets	3,422
Loans and receivables - loans and advances to customers (*)	8,346
Tangible assets	113
Intangible assets (**)	94
Other assets	226

Total assets	13,594

Customer deposits (***)	10,288
Deposits from credit institutions	797
Provisions	46
Other liabilities	464

Total liabilities	11,595

Net assets	1,999

Non-controlling interests	(75)

Cost of investment	(4,185)

Goodwill at April 1, 2011	2,261

(*)	EUR 15 million of additional impairment losses were considered in estimating the fair value of the loans and receivables.
(**)	The estimate identified a customer list amounting to approximately EUR 54 million.
(***)	In the estimate customer deposits were reduced by approximately EUR 178 million.

At December 31, 2011, the Group held a total of 70,334,512 shares of Bank Zachodni WBK, S.A. (96.25%).

In 2011 Bank Zachodni WBK, S.A. contributed EUR 207 million to the profit of the Group. Had the acquisition taken place on January 1, 2011, the profit contributed to the Group in 2011 would have been approximately EUR 276 million.

In August 2012, Bank Zachodni WBK S.A. performed a capital increase amounting to PLN 332 million (EUR 81 million) which was not subscribed by the Group, giving rise to a reduction of EUR 12 million in Reserves and EUR 5 million in Valuation adjustments, and to an increase of EUR 93 million in Non-controlling interests, considering the Group’s effective ownership interest in the entity. Following the aforementioned transaction, the Group held 94.23% of the entity’s share capital.

xi. Merger of Bank Zachodni WBK S.A. and Kredyt Bank S.A.

On February 28, 2012, the Group announced that Banco Santander, S.A. and KBC Bank NV (KBC) had entered into an investment agreement to merge their two subsidiaries in Poland, Bank Zachodni WBK S.A. and Kredyt Bank S.A., respectively, following which the Group controlled approximately 76.5% of the entity resulting from the merger and KBC controlled 16.4%, with the remaining 7.1% being owned by non-controlling interests. Also, the Group undertook to place a portion of its ownership interest among investors and to acquire up to 5% of the entity resulting from the merger in order to help KBC to reduce its holding in the merged entity to below 10%. KBC’s objective is to dispose of its entire investment in order to maximize its value.

It was agreed to carry out the transaction through a capital increase at Bank Zachodni WBK S.A., whose new shares would be offered to KBC and the other shareholders of Kredyt Bank S.A. in exchange for shares in Kredyt Bank S.A. The related exchange ratio was established at 6.96 shares of Bank Zachodni S.A. for every 100 shares of Kredyt Bank S.A.

In the first few days of 2013, following obtainment of the related authorization from the Polish financial regulator (KNF), the aforementioned transaction was carried out. As a result, the Group controlled approximately 75.2% of the post-merger entity and KBC controlled approximately 16.2%, with the remaining 8.6% being owned by non-controlling interests. This transaction gave rise to an increase of EUR 1,037 million in Non-controlling interests – EUR 169 million as a result of the acquisition of control of Kredyt Bank S.A. and EUR 868 million as a result of the reduction in the percentage of ownership of Bank Zachodni WBK S.A.

The detail of the provisional fair values of the identifiable assets acquired and liabilities assumed at the business combination date, the cost of the investment and the goodwill is as follows:

Millions of euros

Cash and balances with central banks	351
Loans and receivables - loans and advances to customers (*)	6,767
Available-for-sale financial assets	2,547
Other assets (**)	692

Total assets	10,357

Deposits from credit institutions	1,414
Customer deposits	7,620
Other liabilities	642

Total liabilities	9,676

Net assets	681

Non-controlling interests	(169)

Cost of investment	838

Goodwill at January 2013 (***)	326

(*)	EUR 122 million of additional impairment losses were considered in estimating the fair value of the loans and receivables.
(**)	The estimate identified intangible assets amounting to EUR 51 million.
(***)	Belongs to the Bank Zachodni WBK S.A. cash-generating unit (see Note 17).

On March 22, 2013, Banco Santander, S.A. and KBC completed the placement of all the shares owned by KBC and 5.2% of the share capital of Bank Zachodni WBK S.A. held by the Group in the market for EUR 285 million, which gave rise to an increase of EUR 292 million in Non-controlling interests.

Following these transactions, the Group holds 70% of the share capital of Bank Zachodni WBK S.A. and the remaining 30% is held by non-controlling interests.

xii. Agreement to purchase Royal Bank of Scotland branch offices

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

xiii. Merger by absorption of Banesto and Banco Banif

On December 17, 2012, Banco Santander, S.A. announced that it had resolved to approve the plan for the merger by absorption of Banco Español de Crédito, S.A. (Banesto) and Banco Banif, S.A. (Sole-Shareholder Company) as part of the restructuring of the Spanish financial sector.

On January 9, 2013, the boards of directors of Banco Santander, S.A. and Banesto approved the common draft terms of merger. Also, on 28 January 2013, the boards of directors of Banco Santander, S.A. and Banco Banif, S.A. (Sole-Shareholder Company) approved the related common draft terms of merger. The draft terms of merger were approved by the shareholders of Banco Santander, S.A. and Banesto at the annual general meetings held on March 22 and 21, respectively.

On April 29, 2013, pursuant to the common draft terms of merger and the resolutions of the shareholders at annual general meetings of the two companies, Banco Santander, S.A. announced the regime and procedure for the exchange of shares of Banesto for those of Banco Santander, S.A. Banco Santander, S.A. exchanged the Banesto shares for treasury shares at a ratio of 0.633 shares of Banco Santander, S.A., of EUR 0.5 par value each, for each share of Banesto, of EUR 0.79 par value each, without any additional cash payment. As a result of this exchange, Non-controlling interests fell by EUR 455 million.

On May 3, 2013, the public deed of the merger by absorption of Banesto, which was extinguished, was registered at the Cantabria Mercantile Registry. Also, on April 30, the public deed of the merger by absorption of Banco Banif S.A. (Sole-Shareholder Company) was executed, and this entity was extinguished. The public deed was registered at the Cantabria Mercantile Registry on May 7, 2013.

xiv. Insurance business in Spain

On December 20, 2012, the Group announced that it had reached an agreement with Aegon to strengthen the bancassurance business in Spain. The agreement does not affect savings, health and vehicle insurance, which continue to be managed by Banco Santander.

In June 2013, having received the relevant authorizations from the Directorate-General of Insurance and Pension Funds and from the European competition authorities, Aegon acquired a 51% ownership interest in the two insurance companies created by the Group for these purposes, one for life insurance and the other for general insurance (currently Aegon Santander Vida Seguros y Reaseguros, S.A. and Aegon Santander Generales Seguros y Reaseguros, S.A.), for which it paid EUR 220 million, thereby gaining joint control together with the Group over the aforementioned companies. The agreement also includes payments to Aegon that are deferred over two years and amounts receivable for the Group that are deferred over five years, depending on the business plan.

The aforementioned agreement includes the execution of a distribution agreement for the sale of insurance products in Spain for 25 years through commercial networks, for which the Group will receive commissions at market rates.

This transaction gave rise to a gain of EUR 385 million recognized under Gains (losses) on disposal of assets not classified as non-current assets held for sale (EUR 270 million net of tax), of which EUR 186 million related to the fair value recognition of the 49% ownership interest retained by the Group.

xv. Agreement with Elavon Financial Services Limited

On October 19, 2012, Banco Santander, S.A. announced that it had entered into an agreement with Elavon Financial Services Limited to jointly develop the payment services business in Spain through point-of-sale credit and debit card terminals at merchants.

This transaction involved the creation of a joint venture, 51% owned by Elavon and 49% owned by Banco Santander, to which Santander Group transferred its aforementioned payment services business in Spain (excluding the former Banesto).

The transaction was completed in the first half of 2013 and generated a gain of EUR 122 million (EUR 85 million net of tax).

xvi. Agreement with Warburg Pincus and General Atlantic

On May 30, 2013, the Group announced that it had entered into an agreement with subsidiaries of Warburg Pincus and General Atlantic to foster the global development of its asset management unit, Santander Asset Management (SAM). According to the terms and conditions of the agreement, Warburg Pincus and General Atlantic will together own 50% of the holding company created by the Group which will own the eleven management companies the Group has, mainly in Europe and Latin America, while the other 50% will be held by the Group.

The purpose of the alliance is to enable SAM to improve its ability to compete with the large independent international management companies, since the businesses to be strengthened include asset management in the global institutional market, with the additional advantage of having knowledge and experience in those markets in which the Group is present. The agreement also envisages the distribution of products managed by SAM in the countries in which the Group has a commercial network for a period of ten years, renewable for five additional two-year periods, for which the Group will receive commissions at market rates, thus benefiting from broadening the range of products and services to offer its customers. SAM will also distribute its products and services internationally, outside the Group’s commercial network.

Since the aforementioned management companies belonged to different Group companies, prior to the completion of the transaction a corporate restructuring took place whereby each of the management companies was sold, by its shareholders, for its fair value, to SAM Investment Holdings Limited (SAM), a holding company created by the Group. The aggregate value of the management companies was approximately EUR 1,700 million.

Subsequently, in December 2013, once the required authorizations had been received from the various regulators, the agreement was executed through the acquisition of a 50% ownership interest in SAM’s share capital by Sherbrooke Acquisition Corp SPC (an investee of Warburg Pincus and General Atlantic) for EUR 449 million. At that date, SAM had financing from third parties for EUR 845 million. The agreement includes deferred contingent amounts payable and receivable for the Group based on the achievement of the business plan targets over the coming five years.

Also, the Group entered into a shareholders agreement with these shareholders regulating, inter alia, the taking of strategic, financial, operational and other significant decisions regarding the ordinary management of SAM on a joint basis. Certain restrictions on the transferability of the shares were also agreed, and a commitment was made by the two parties to retain the restrictions for at least 18 months. Lastly, Sherbrooke Acquisition Corp SPC will be entitled to sell to the Group its ownership interest in the share capital of SAM at market value on the fifth and seventh anniversaries of the transaction, unless a public offering of SAM shares has taken place prior to those dates.

Following these transactions, at year-end the Group held a 50% ownership interest in SAM and controlled this company jointly with the aforementioned shareholders (see Note 13).

As a result of the aforementioned transaction, the Group recognized a gain of EUR 1,372 million under Gains (losses) on disposal of assets not classified as non-current assets held for sale in the consolidated income statement for 2013 (see Note 49), of which EUR 671 million related to the fair value of the 50% ownership interest retained by the Group.

xvii. Agreement with El Corte Inglés

On October 7, 2013, the Group announced that it had entered into a strategic agreement through its subsidiary Santander Consumer Finance, S.A. with El Corte Inglés, S.A. in the area of consumer finance, which includes the acquisition of 51% of the share capital of Financiera El Corte Inglés E.F.C., S.A., with El Corte Inglés, S.A. retaining the remaining 49%. Santander Consumer will pay approximately EUR 140 million for 51% of the share capital of Financiera El Corte Inglés E.F.C., S.A. Completion of this transaction was subject to, among other conditions, obtainment of the relevant regulatory and competition authorizations, which were obtained in the first quarter of 2014 (see note 1.h).

xviii. Agreement with Apollo

On November 21, 2013, the Group announced that it had reached a preliminary agreement with Apollo European Principal Finance Fund II, a fund managed by subsidiaries of Apollo Global Management, LLC, for the sale of the platform for managing the loan recovery activities of Banco Santander, S.A. in Spain and for managing and marketing the properties relating to this activity.

Following this transaction, the Group will retain the property assets and credit portfolio on its balance sheet, while management of these assets will be carried out from the platform owned by Apollo.

This agreement was completed in January 2014 (see Note 1.h).

The cost, total assets and total income of the other consolidated companies acquired and disposed of in the last three years were not material with respect to the related consolidated totals.

c)	Off-shore entities

The Group does not currently have any subsidiaries resident in off-shore territories considered tax havens according to the list published by the OECD.

In accordance with Spanish legislation, the Group has 12 subsidiaries resident in off-shore territories. One of these subsidiaries is currently in liquidation and, over the next few years, the liquidation of four more subsidiaries, all of which are substantially inactive or inactive, is expected.

Following these planned disposals, the Group would have a total of seven off-shore subsidiaries pursuant to the criteria under Spanish legislation. These entities have 152 employees, located mainly in Jersey and the Isle of Man, and are classified by activity as detailed below:

i.	Operating subsidiaries engaging in banking or financial activities or in services:

•	Abbey National International Limited in Jersey, which engages mainly in remote banking for British customers, who are offered traditional savings products.

ii.	Substantially inactive or inactive subsidiaries:

•	Serfin International Bank and Trust, Limited (Cayman Islands), an inactive bank.

•	Whitewick Limited (Jersey), an inactive company.

•	ALIL Services Limited (Isle de Man), with a much reduced service activity (formerly Alliance & Leicester International Limited).

iii.	Issuing companies:

The Group has three issuing companies located in the following jurisdictions:

Issuers of preference shares:

•	Totta & Açores Financing, Limited (Cayman Islands)

Issuers of debt:

•	Santander Central Hispano Financial Services, Ltd. (Cayman Islands)

•	Santander Central Hispano Issuances, Ltd. (Cayman Islands)

The preference share and subordinated debt issues launched by the aforementioned issuers were authorized by the Bank of Spain or the Bank of Portugal as computable for eligible capital calculation purposes. Once the issues launched by these issuers have been redeemed, these entities will be liquidated.

It should be noted that the individual results include transactions performed with other Group companies, such as dividend collection, recognition and reversal of provisions and corporate restructuring results which, in accordance with accounting standards, are eliminated on consolidation in order to avoid the duplication of profit or the recognition of intra-Group results. Individual results also include the profit attributable to the holders of preference shares. Therefore, they are not representative of the Group’s operations in these countries or of the results contributed to the Group.

The banks and companies, whose activities are detailed above, contributed a profit of approximately EUR 24 million to the Group’s consolidated profit in 2013.

Also, the Group has five branches: three in the Cayman Islands, one in the Isle of Man and one in Jersey. These branches report to, and consolidate their balance sheets and income statements with, their respective foreign parents.

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

Also, the Group controls from Brazil a securitization company called Brazil Foreign Diversified Payment Rights Finance Company and manages a segregated portfolio company called Santander Brazil Global Investment Fund SPC in the Cayman Islands, and manages from the UK a protected cell company in Guernsey called Guaranteed Investment Product 1 PCC Ltd. Additionally, the Group has, directly or indirectly, various financial investments located in tax havens including, inter alia, Asiabridge Fund I LLC in Mauritius, Olivant Limited in Guernsey and JC Flowers in the Cayman Islands.

Singapore and Hong Kong, where the Group has one subsidiary and two branches, are no longer considered off-shore centers from January and April 2013, respectively, following the application of the provisions contained in the international double taxation conventions signed with Spain in 2011.

The Group also has five subsidiaries domiciled in off-shore territories that are not considered to be off-shore entities since they are resident for tax purposes in, and operate exclusively from, the UK.

The Group has established procedures and controls (risk management, supervision, verification and review plans and periodic reports) to prevent reputational and legal risk arising at these entities. Also, the Group has continued to implement its policy to reduce the number of off-shore units. The financial statements of the Group’s off-shore units are audited by member firms of Deloitte.

4.	Distribution of the Bank’s profit, Shareholder remuneration scheme and Earnings per share

a)	Distribution of the Bank’s profit and Shareholder remuneration scheme

The distribution of the Bank’s net profit for 2013 that the board of directors will propose for approval by the shareholders at the annual general meeting is as follows:

Millions of euros

Acquisition, with a waiver of exercise, of bonus share rights from the shareholders which, under the Santander Dividendo Elección scrip dividend scheme, opted to receive in cash the remuneration equivalent to the first, second and third interim dividends -EUR 641 million- and from the shareholders which are expected to opt to receive in cash the remuneration equivalent to the final dividend (EUR 236 million):	877
Of which:
Distributed at December 31, 2013 (*)	406
Third interim dividend Final dividend for 2013 (**)	235 236

To voluntary reserves	153

Net profit for the year	1,030

(*)	Recognized under Shareholders’ equity - Dividends and remuneration.
(**)	Assuming a percentage of cash requests of 13.6%. If the amount used to acquire rights from shareholders opting to receive in cash the remuneration equivalent to the final dividend were less than the figure indicated, the difference would be automatically allocated to increase voluntary reserves. Otherwise, the difference would be deducted from the amount allocated to increase voluntary reserves.

In addition to the EUR 877 million indicated above, EUR 4,400 million in shares were allocated to the remuneration of shareholders under the shareholder remuneration scheme (Santander Dividendo Elección) approved by the shareholders at the annual general meeting held on March 22, 2013, whereby the Bank offered shareholders the possibility to opt to receive an amount equivalent to the first, second and third interim dividends out of 2013 profit in cash or new shares.

Similarly, within the framework of the shareholder remuneration scheme (Santander Dividendo Elección) the implementation of which will be submitted for approval by the annual general meeting, the Bank will offer shareholders the possibility of opting to receive an amount equivalent to the final dividend for 2013 in cash or new shares. The Bank’s directors consider that 86.4% of shareholders will request remuneration in shares and, therefore, it is anticipated that the shareholders will be paid approximately EUR 1,498 million in shares.

The board of directors will propose to the shareholders at the annual general meeting that remuneration of approximately EUR 0.60 per share be paid for 2013.

b)	Earnings per share from continuing and discontinued operations

i.	Basic earnings per share

Basic earnings per share are calculated by dividing the net profit attributable to the Group by the weighted average number of ordinary shares outstanding during the year, excluding the average number of treasury shares held in the year.

Accordingly:

	12/31/13	12/31/12	12/31/11

Profit attributable to the Group (millions of euros)	4,370	2,295	5,330
Profit (Loss) from discontinued operations (net of non-controlling interests) (millions of euros)	(15)	70	15
Profit from continuing operations (net of non-controlling interests) (millions of euros)	4,385	2,225	5,315
Weighted average number of shares outstanding	10,836,110,583	9,451,734,994	8,408,973,592
Assumed conversion of convertible debt	—	314,953,901	483,059,180

Adjusted number of shares	10,836,110,583	9,766,688,895	8,892,032,772

Basic earnings per share (euros)	0.40	0.23	0.60

Basic earnings per share from discontinued operations (euros)	(0.00)	0.01	0.00

Basic earnings per share from continuing operations (euros)	0.40	0.22	0.60

ii.	Diluted earnings per share

In calculating diluted earnings per share, the amount of profit attributable to ordinary shareholders and the weighted average number of shares outstanding, net of treasury shares, are adjusted to take into account all the dilutive effects inherent to potential ordinary shares.

Accordingly, diluted earnings per share were determined as follows:

	12/31/13	12/31/12	12/31/11

Profit attributable to the Group (millions of euros)	4,370	2,295	5,330
Profit (Loss) from discontinued operations (net of non-controlling interests) (millions of euros)	(15)	70	15
Profit from continuing operations (net of non-controlling interests) (millions of euros)	4,385	2,225	5,315
Dilutive effect of changes in profit for the year arising from potential conversion of ordinary shares	—	—	—
Weighted average number of shares outstanding	10,836,110,583	9,451,734,994	8,408,973,592
Assumed conversion of convertible debt	—	314,953,901	483,059,180
Dilutive effect of options/rights on shares	51,722,251	66,057,677	64,715,094

Adjusted number of shares	10,887,832,834	9,832,746,572	8,956,747,866

Diluted earnings per share (euros)	0.40	0.23	0.60

Diluted earnings per share from discontinued operations (euros)	(0.00)	0.01	0.00

Diluted earnings per share from continuing operations (euros)	0.40	0.22	0.60

5.	Remuneration and other benefits paid to the Bank’s directors and senior managers

a)	Remuneration of directors

i.	Bylaw-stipulated emoluments

Article 58 of the Bank’s Bylaws approved by the shareholders at the annual general meeting held on June 21, 2008 established that the share in the Bank’s profit for each year that the directors will be entitled to receive for discharging their duties as members of the board of directors -annual emolument and attendance fees- will be equal to 1% of the Bank’s net profit for the year, although the board itself may resolve to reduce this percentage. The amount set by the board of directors for 2012, which was calculated pursuant to the aforementioned Article 58 of the Bylaws, was 0.321% of the Bank’s profit for 2012.

The annual general meeting held on March 22, 2013 approved an amendment to the Bylaws, whereby the remuneration of directors in their capacity as board members now consists of an annual fixed amount determined by the shareholders at the annual general meeting. This amount shall remain in effect unless the shareholders resolve to change it at a general meeting. However, the board of directors may elect to reduce the amount in any years in which it deems such action justified. The remuneration established for 2013 by the annual general meeting was EUR 6 million, with two components: (a) an annual emolument and (b) attendance fees.

The specific amount payable for the above-mentioned items to each of the directors is determined by the board of directors. For such purpose, it takes into consideration the positions held by each director on the board, their attendance of board meetings, their membership of the various committees and their attendance of committee meetings.

The total bylaw-stipulated emoluments earned by the directors in 2013 amounted to EUR 4.3 million.

Annual emolument

The amounts received individually by each board member in 2013 and 2012 based on the positions held by them on the board and their membership of the board committees were as follows:

Euros
2013-2012

Members of the board of directors	84,954
Members of the executive committee	170,383
Members of the audit and compliance committee	39,551
Members of the appointments and remuneration committee	23,730
First and fourth deputy chairmen (1)	28,477

(1)	In 2013 the total amount of EUR 28,477 was paid to the current third deputy chairman and the former fourth deputy chairman, in proportion to the time during which each held office in the year.

Attendance fees

The directors receive fees for attending board and committee meetings, excluding executive committee meetings, since no attendance fees are received for this committee.

By resolution of the board of directors, at the proposal of the appointments and remuneration committee, the fees for attending board and committee meetings -excluding executive committee meetings, for which no attendance fees have been established- have remained unchanged since 2008 and will be maintained at the same amounts as from January 1, 2014.

Attendance fees per meeting	Euros
2008-2013
Board of directors
Resident directors	2,540
Non-resident directors	2,057
Risk committee and audit and compliance committee
Resident directors	1,650
Non-resident directors	1,335
All other committees
Resident directors	1,270
Non-resident directors	1,028

ii.	Salaries

The executive directors’ gross annual salary for 2013 and 2012 was as follows:

	Thousands of euros
	2013	2012

Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	1,344	1,344
Mr Javier Marín Romano (1)	2,000	—
Mr Matías Rodríguez Inciarte	1,710	1,710
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea (2)	2,005	2,100
Mr Juan Rodríguez Inciarte	987	987
Mr Alfredo Sáenz Abad (3)	—	3,703

Total	8,046	9,844

(1)	Annualized amount of the chief executive officer’s salary. However, the amount actually received in 2013 was EUR 1,600,000, which is the sum of his remuneration as executive vice president of the Bank for the first four months of the year and his remuneration as chief executive officer for the remaining eight.
(2)	The gross annual salary for 2011 was revised in the case of Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea to reflect the assumption of new responsibilities as chief executive officer of Santander UK and was established at EUR 2 million which, at the exchange rate published by the Bank of Spain on the business day prior to December 20, 2010 -the date on which the current fixed salary remuneration of the aforementioned executive director was approved by the board of directors-, amounted to GBP 1,702 thousand. The euro amounts shown in the above table are the equivalent values calculated by applying the average exchange rates for those years to her remuneration in pounds sterling.
(3)	Retired from the board on April 29, 2013. The gross salary received until that date is shown, together with his other remuneration, in section iii) below.

The maximum variable remuneration of the executive directors for 2013 and 2012 approved by the board at the proposal of the appointments and remuneration committee was as follows:

	Thousands of euros
	2013	2012

Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	1,412	1,412
Mr Javier Marín Romano (1)	2,500	—
Mr Matías Rodríguez Inciarte	2,308	2,669
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea (2)	2,212	2,247
Mr Juan Rodríguez Inciarte	1,480	1,557
Mr Alfredo Sáenz Abad	—	3,510

Total	9,912	11,395

(1)	Appointed chief executive officer at the board meeting of April 29, 2013.
(2)	Equivalent euro value of the original amount in pounds sterling.

The second and third cycles of the deferred conditional variable remuneration plan were approved in 2012 and 2013 under the same payment terms as the first cycle of the plan (see Note 5.e), whereby payment of a portion of the variable remuneration for these years is deferred over three years for it to be paid, where appropriate, in three equal portions, 50% in cash and 50% in Santander shares, provided that the conditions for entitlement to the remuneration are met. Similarly, the portion of the variable remuneration that is not deferred (immediate payment) is paid 50% in cash and 50% in shares.

The amounts shown in the foregoing table reflect the maximum total variable remuneration allocated to the executive directors for each year. These amounts include both the cash-based and share-based variable remuneration (according to the plans agreed in each year) and both the remuneration payable immediately and that which, as the case may be, is payable following a deferral period.

The following table shows the form of payment of the variable remuneration for 2012 and 2013:

	Thousands of euros
	2013				2012
	Immediate payment in cash (20%)	Immediate payment in shares (20%)	Deferred payment in cash (30%) (1)	Deferred payment in shares (30%) (1)	Immediate payment in cash (20%)	Immediate payment in shares (20%)	Deferred payment in cash (30%) (2)	Deferred payment in shares (30%) (2)

Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	282	282	424	424	282	282	424	424
Mr Javier Marín Romano	500	500	750	750	—	—	—	—
Mr Matías Rodríguez Inciarte	462	462	692	692	534	534	801	801
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea (3)	442	442	664	664	449	449	674	674
Mr Juan Rodríguez Inciarte	296	296	444	444	311	311	467	467
Mr Alfredo Sáenz Abad	—	—	—	—	702	702	1,053	1,053

Total	1,982	1,982	2,974	2,974	2,278	2,278	3,419	3,419

(1)	In 3 years: 2015, 2016 and 2017 subject to continued service, with the exceptions provided for, and the non-applicability of “malus” clauses.
(2)	In 3 years: 2014, 2015 and 2016 subject to continued service, with the exceptions provided for, and the non-applicability of “malus” clauses.
(3)	Equivalent euro value of the original amount in pounds sterling.

The amounts of immediate and deferred payments in shares shown in the table above correspond to the following numbers of shares:

	Number of shares
	2013			2012
	Immediate payment	Deferred payment (1)	Total	Immediate payment	Deferred payment (2)	Total

Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	42,287	63,431	105,718	43,952	65,927	109,879
Mr Javier Marín Romano	74,850	112,275	187,125	—	—	—
Mr Matías Rodríguez Inciarte	69,092	103,639	172,731	83,059	124,589	207,648
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea	66,241	99,362	165,603	69,916	104,874	174,790
Mr Juan Rodríguez Inciarte	44,299	66,448	110,747	48,466	72,699	121,165
Mr Alfredo Sáenz Abad	—	—	—	109,211	163,817	273,028

Total	296,769	445,155	741,924	354,604	531,906	886,510

(1)	In 3 years: 2015, 2016 and 2017 subject to continued service, with the exceptions provided for, and the non-applicability of “malus” clauses.
(2)	In 3 years: 2014, 2015 and 2016 subject to continued service, with the exceptions provided for, and the non-applicability of “malus” clauses.

iii.	Detail by director

The detail, by Bank director, of the foregoing remuneration for 2013 is provided below. The salaries of the executive directors disclosed in the table below correspond to the maximum amounts for each item approved by the board of directors as period remuneration, irrespective of the actual year of payment and of any amounts paid to the directors under the agreed deferred remuneration scheme. Note 5.e) below includes disclosures on the shares delivered by virtue of the deferred remuneration schemes in place in previous years the conditions for delivery of which were met in the corresponding years.

Directors	Thousands of euros															Change (%)
	2013														2012
	Bylaw-stipulated emoluments						Executive director salary remuneration						Other remuneration (b)	Total	Total (c)
	Annual emolument				Attendance fees
	Board	Executive committee	Audit and compliance committee	Appointments and remuneration committee	Board	Other fees
							Fixed	Variable - immediate payment		Variable - deferred payment (a)
								In cash	In shares	In cash	In shares	Total

Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	85	170	—	—	33	5	1,344	282	282	424	424	2,757	1	3,051	3,061	(0.3%)
Mr Javier Marín Romano (1)	57	115	—	—	15	3	1,600	500	500	750	750	4,100	51	4,341	—	—
Mr Fernando de Asúa Álvarez	113	170	40	24	33	199	—	—	—	—	—	—	—	579	567	2.1%
Mr Matías Rodríguez Inciarte	85	170	—	—	30	160	1,710	462	462	692	692	4,018	265	4,729	5,154	(8.2%)
Mr Guillermo de la Dehesa Romero (2)	104	170	27	24	33	36	—	—	—	—	—	—	—	394	320	23.3%
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea	85	170	—	—	25	4	2,005	442	442	664	664	4,217	339	4,840	5,140	(5.8%)
Mr Francisco Javier Botín-Sanz de Sautuola y O’Shea (3)	85	—	—	—	28	—	—	—	—	—	—	—	—	113	108	4.7%
Lord Burns (Terence) (4)	85	—	—	—	19	—	—	—	—	—	—	—	—	103	106	(1.9%)
Mr Vittorio Corbo Lioi	85	—	—	—	21	—	—	—	—	—	—	—	—	106	106	0%
Mr Rodrigo Echenique Gordillo	85	170	40	24	33	111	—	—	—	—	—	—	30	493	415	18.7%
Ms Esther Giménez-Salinas i Colomer (5)	85	—	—	—	28	1	—	—	—	—	—	—	—	114	82	39.1%
Mr Ángel Jado Becerro de Bengoa	85	—	—	—	30	—	—	—	—	—	—	—	—	115	110	4.6%
Mr Abel Matutes Juan	85	—	40	—	25	19	—	—	—	—	—	—	—	169	169	0%
Mr Juan Rodríguez Inciarte	85	—	—	—	33	94	987	296	296	444	444	2,467	151	2,830	2,937	(3.7%)
Ms Isabel Tocino Biscarolasaga (6)	85	115	—	24	33	175	—	—	—	—	—	—	—	432	257	68.1%
Mr Juan Miguel Villar Mir (7)	56	—	—	—	15	—	—	—	—	—	—	—	—	71	—	—
Mr Alfredo Sáenz Abad (8)	28	56	—	—	18	3	1,234	—	—	—	—	1,234	561	1,899	8,237	(76.9%)
Mr Manuel Soto Serrano (8)	37	—	13	8	15	64	—	—	—	—	—	—	—	137	352	(61.2%)
Mr Francisco Luzón López (9)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	130	—
Mr Antonio Basagoiti García-Tuñón (10)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	115	—
Mr Antonio Escámez Torres (10)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	118	—
Mr Luis Alberto Salazar-Simpson Bos (10)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	44	—

Total 2013	1,415	1,308	158	103	468	874	8,880	1,982	1,982	2,974	2,974	18,792	1,398	24,517	—	(10.9%)

Total 2012	1,464	1,287	168	119	409	900	9,952	2,278	2,278	3,419	3,419	21,347	1,833	—	27,528

(1)	Member of the board and the executive committee since April 29, 2013.
(2)	Member of the audit and compliance committee and third deputy chairman since April 29, 2013.
(3)	Amounts delivered to the Fundación Botin.
(4)	Retired from the board on December 31, 2013.
(5)	Board member since March 30, 2012 and member of the international committee since November 26, 2013.
(6)	Member of the risk committee since March 30, 2012 and of the executive committee since April 29, 2013.
(7)	Board member since May 7, 2013.
(8)	Retired from the board on April 29, 2013.
(9)	Retired from the board on January 23, 2012.
(10)	Retired from the board on March 30, 2012.
(a)	Maximum deferred variable remuneration for the period approved by the board of directors, at the related meetings, for each of the directors.
(b)	Includes, inter alia, the life and medical insurance costs borne by the Group relating to Bank directors.
(c)	Includes the corresponding deferred variable remuneration.

b)	Remuneration of the board members as representatives of the Bank

By resolution of the executive committee, all the remuneration received by the Bank’s directors who represent the Bank on the boards of directors of listed companies in which the Bank has a stake, paid by those companies and relating to appointments made after March 18, 2002, accrues to the Group. In 2013 and 2012 the Bank’s directors did not receive any remuneration in respect of these representative duties.

Three directors of the Bank received a total of EUR 1,184 thousand in 2013 as members of the boards of directors of Group companies (2012: EUR 1,317 thousand), the detail being as follows: Lord Burns received EUR 736 thousand as non-executive chairman of the board of directors of Santander UK Plc.; Mr Matías Rodríguez Inciarte received EUR 42 thousand as non-executive director of U.C.I., S.A., and Mr Vittorio Corbo Lioi received EUR 406 thousand, of which he received EUR 104 thousand as non-executive director of Banco Santander Chile, EUR 284 thousand for advisory services provided to that entity and EUR 18 thousand as non-executive director of Grupo Financiero Santander México, S.A.B. de C.V.

c)	Post-employment and other long-term benefits

In 2012, within the framework of the measures implemented by the Group in order to mitigate the risks arising from the defined-benefit pension obligations payable to certain employees, which led to an agreement with the workers’ representatives to convert the defined-benefit obligations existing under the collective agreement into defined-contribution plans (see Note 25), the contracts of the executive directors and the other members of the Bank’s senior management -the senior executives- which provided for defined-benefit pension obligations were amended to convert these obligations into a defined-contribution employee welfare system, which was externalized to Santander Seguros y Reaseguros, Compañía Aseguradora, S.A. The new system grants the executive directors the right to receive a pension benefit upon retirement, regardless of whether or not they are in the Bank’s employ on that date, based on the contributions made to the aforementioned system, and replaced the right to receive a pension supplement which had previously been payable to them upon retirement. The new system expressly excludes any obligation of the Bank to the executive directors other than the conversion of the previous system into the new employee welfare system, which took place in 2012, and, as the case may be, the annual contributions to be made as described below 1. In the event of pre-retirement, the executive directors who have not exercised the option to receive their pensions in the form of a lump sum are entitled to receive an annual emolument until the date of retirement.

The initial balance for each executive director in the new defined-contribution welfare system was that corresponding to the market value of the assets in which the provisions for the respective accrued obligations had been invested, at the date on which the former pension obligations were converted into the new welfare system.2.

Following the aforementioned amendment, from 2013 onwards the Bank will make annual contributions to the employee welfare system for the benefit of the executive directors and senior executives, in proportion to their respective pensionable bases, until they leave the Group, or until their retirement from the Group, death or disability (including, as the case may be, during the pre-retirement period). No contributions are made for the executive directors and senior executives who, prior to the conversion of the defined-benefit pension obligations into the current defined-contribution employee welfare system, had exercised the option to receive their pension rights in a lump sum.

[1]	As provided for in the contracts of the executive directors and members of senior management prior to their modification, Mr Emilio Botín-Sanz de Sautuola y García de los Ríos and Mr Matías Rodríguez Inciarte had exercised the option to receive the accrued pensions -or amounts similar thereto- in the form of a lump sum (i.e. in a single payment), which meant that no further pension benefit would accrue to them from that time, and the lump sum to be received, which would be updated at the agreed-upon interest rate, was fixed.
[2]	In the case of Mr Emilio Botín-Sanz de Sautuola y García de los Ríos and Mr Matías Rodríguez Inciarte, the initial balance corresponded to the amounts that were set when, as described above, they exercised the option to receive a lump sum, and includes the interest accrued on these amounts from that date.

The terms of the employee welfare system regulate the impact of the deferral of the computable variable remuneration on the benefit payments covered by the system upon retirement and, as the case may be, the withholding tax on shares arising from such remuneration.

In 2013, as a result of his appointment as chief executive officer, changes were introduced to the contract of Mr Javier Marín Romano with respect to the pension obligations stipulated in his senior management contract. The annual contribution to the employee welfare system is now calculated as 80% of the sum of: (i) fixed annual remuneration; and (ii) 30% of the arithmetic mean of the last three gross amounts of variable remuneration. Also, the pensionable base in relation to the death and permanent disability scheme provided for in his senior management contract is now 100% of fixed annual remuneration. Under his senior management contract, which is currently suspended, the annual contribution is 55% of his fixed remuneration, and the pensionable base in the event of death or disability is 80% of his fixed remuneration.

Following is a detail of the balances relating to each of the current executive directors under the new welfare system at December 31, 2013 and of the initial balances that corresponded to them in 2012 on the conversion of their obligations:

	Thousands of euros
	2013		2012

Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	25,864		25,566
Mr Javier Marín Romano	4,346	(1)	—
Mr Matías Rodríguez Inciarte	46,058		45,524
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea	37,202	(2)	34,941
Mr Juan Rodríguez Inciarte	13,410		12,824
Mr Alfredo Sáenz Abad (3)	—		88,174

	126,880		207,029

(1)	Includes both his rights under the welfare system described above and those to which he is entitled, for the period prior to his appointment as chief executive officer, under the executive pension scheme of which he became an inactive participant on his appointment.
(2)	Includes the amounts relating to the period of provision of services at Banesto, externalized with another insurance company.
(3)	In April 2013, upon his retirement, Mr Alfredo Sáenz Abad requested payment of the pensions to which he was entitled in a lump sum (EUR 88.5 million gross). For such purpose, his pension rights were settled, in accordance with the applicable contractual and legal terms, through: i) the payment in cash of EUR 38.2 million relating to the net amount of the pension calculated taking into account the fixed remuneration, and EUR 12.2 million relating to the net amount of the pension calculated taking into account the accrued variable remuneration at the retirement date, and ii) the investment by Mr Sáenz of those EUR 12.2 million in Santander shares (2,216,082 shares), which were deposited at the Bank on a restricted basis until April 29, 2018.

The Group also has pension obligations to other directors amounting to EUR 18 million (December 31, 2012: EUR 18 million). The payments made in 2013 to the members of the board entitled to post-employment benefits amounted to EUR 1.2 million (2012: EUR 1.6 million).

Lastly, the contracts of the executive directors who had not exercised the option referred to above prior to the conversion of the defined-benefit pension obligations into the current welfare system include a supplementary welfare regime for the contingency of death (surviving spouse and child benefits) and permanent disability of serving directors.

The provisions recognized in 2013 and 2012 for retirement pensions and supplementary benefits (surviving spouse and child benefits, and permanent disability) were as follows:

	Thousands of euros
	2013	2012

Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	—	—
Mr Javier Marín Romano	2,006	—
Mr Matías Rodríguez Inciarte	—	—
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea	1,443	2,078
Mr Juan Rodríguez Inciarte	609	78
Mr Alfredo Sáenz Abad	—	—

	4,058	2,166

d)	Insurance

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

	Insured sum (Thousands of euros)
	2013	2012

Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	—	—
Mr Javier Marín Romano	2,400	—
Mr Matías Rodríguez Inciarte	5,131	5,131
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea	6,000	6,000
Mr Juan Rodríguez Inciarte	2,961	2,961
Mr Alfredo Sáenz Abad	—	11,108

	16,492	25,200

Additionally, other directors have life insurance policies the cost of which is borne by the Group, the related insured sum being EUR 1.4 million at December 31, 2013 (2012: EUR 1.4 million).

e)	Deferred variable remuneration systems

Following is a description of the various share delivery plans instrumenting the directors’ share-based deferred variable remuneration (see Note 47):

i)	Performance share plan

This plan involves successive three-year cycles of share deliveries to the beneficiaries, as part of their variable remuneration for the year in which each cycle begins, so that each year one cycle will begin and, from 2009 onwards, another cycle will also end. Following the changes implemented in 2011 to the remuneration policy for the executive directors, the latter ceased to be beneficiaries of the cycle approved in 2011.

The table below shows the maximum number of rights granted to each executive director in each cycle and the number of shares received in 2012 and 2013 under the I12 and I13 incentive plans (Plans I12 and I13), respectively. As established in these plans, the number of shares received was determined by the degree of achievement of the targets to which each plan was tied. Plan I12 fell short of the maximum number and Plan I13 fell short of the minimum number.

	Rights at January 1, 2012	Shares delivered in 2012 (number)		Rights cancelled in 2012 (number)	Rights at December 31, 2012	Shares delivered in 2013 (number)	Rights cancelled in 2013 (number)	Rights at December 31, 2013	Grant date	Share delivery deadline
Plan I12:
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	82,941	24,882		(58,059)	—	—	—	—	19/06/09	31/07/12
Mr Alfredo Sáenz Abad	228,445	68,534		(159,911)	—	—	—	—	19/06/09	31/07/12
Mr Matías Rodríguez Inciarte	105,520	31,656		(73,864)	—	—	—	—	19/06/09	31/07/12
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea (1)	56,447	16,934	(2)	(39,513)	—	—	—	—	19/06/09	31/07/12
Mr Francisco Luzón López (3)	92,862	—		(92,862)	—	—	—	—	19/06/09	31/07/12
Mr Juan Rodríguez Inciarte	60,904	18,271		(42,633)	—	—	—	—	19/06/09	31/07/12

	627,119	160,277		(466,842)	—	—	—	—

Plan I13
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	82,941	—		—	82,941	—	(82,941)	—	11/06/10	31/07/13
Mr Alfredo Sáenz Abad (4)	228,445	—		—	228,445	—	(228,445)	—	11/06/10	31/07/13
Mr Matías Rodríguez Inciarte	105,520	—		—	105,520	—	(105,520)	—	11/06/10	31/07/13
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea (1)	56,447	—		—	56,447	—	(56,447)	—	11/06/10	31/07/13
Mr Francisco Luzón López (3)	92,862	—		(92,862)	—	—	—	—	11/06/10	31/07/13
Mr Juan Rodríguez Inciarte	60,904	—		—	60,904	—	(60,904)	—	11/06/10	31/07/13

	627,119	—		(92,862)	534,257	—	(534,257)	—

(1)	Without prejudice to the Banesto shares corresponding to Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea by virtue of the various Banesto Share-Based Incentive Plans approved by the shareholders at the general meeting of Banesto (a maximum of 32,358 Banesto shares relating to her participation in the Banesto Share-Based Incentive Plan expiring in 2013).
(2)	In 2012 Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea received a further 14,022 Banesto shares relating to her participation in the Banesto Share-Based Incentive Plan approved by the shareholders at the annual general meeting of Banesto held on February 24, 2010.
(3)	Following his resignation on January 23, 2012, Mr Francisco Luzón López lost his entitlement arising from his participation in these plans since he did not meet all the conditions stipulated for the shares to be received.
(4)	Following his resignation on April 29, 2013, Mr Alfredo Sáenz Abad lost his entitlement arising from his participation in these plans since he did not meet all the conditions stipulated for the shares to be received.

ii)	Obligatory investment share plan

Pursuant to the obligatory investment share plan (see Note 47), and also as part of the deferred share-based variable remuneration for each period, the current executive directors acquired, prior to February 28, 2009 and February 28, 2010, the number of Bank shares shown in the table below, corresponding to the second and third cycles of this plan. Executive directors who hold the shares acquired through the obligatory investment and remain in the Group’s employ for three years from the date on which the obligatory investment is made are entitled to receive the same number of Bank shares as that composing their initial obligatory investment.

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

	Maximum number of shares to be delivered (3)
	3rd cycle 2010-2012	2nd cycle 2009-2011

Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	20,515	19,968
Mr Javier Marín Romano (1)	11,092	—
Mr Matías Rodríguez Inciarte	25,849	25,159
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea (2)	18,446	16,956
Mr Juan Rodríguez Inciarte	15,142	14,738

	91,044	76,821

(1)	Board member since April 29, 2013.
(2)	The maximum number of shares corresponding to Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea for the 2009-2011 and 2010-2012 cycles as beneficiary of this plan is in line with the resolution adopted by the shareholders at the annual general meeting of Banco Santander held on June 21, 2008 and by the shareholders at the annual general meeting of Banesto held on February 24, 2010.
(3)	In addition, Mr Alfredo Sáenz Abad received 49,000 and 47,697 shares as a result of his participation in the third and second cycles of the aforementioned plan.

Since the condition to retain the aforementioned shares and the additional requirement to stay in the Group for three years had been complied with, in February 2012 and 2013, as approved by the board, at the proposal of the appointments and remuneration committee, the gross number of shares detailed above relating to the second and third cycles accrued to the executive directors, and this number is equal to the number of shares initially acquired by them.

iii)	Deferred conditional delivery share plan

The 2010 variable remuneration of the executive directors and Group executives or employees whose variable remuneration or annual bonus for 2010 exceeded, in general, EUR 300,000 (gross) was approved by the board of directors through the instrumentation of the first cycle of the deferred conditional delivery share plan, whereby a portion of the aforementioned variable remuneration or bonus is being deferred over a period of three years for it to be paid, where appropriate, in Santander shares. Application of this cycle, insofar as it entails the delivery of shares to the plan beneficiaries, was authorized by the annual general meeting held on June 11, 2010.

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

The share-based bonus will be deferred over three years and will be paid, where appropriate, in three instalments after the first year.

The number of shares allocated to the executive directors for deferral purposes, the shares delivered in 2012 (first third), in 2013 (second third) and the shares that were approved by the board for delivery in February 2014 (third third), once the conditions for receiving them have been met, are as follows:

	Number of shares deferred on bonus for 2010 (2)	Number of shares delivered in 2012 (1st third) (2)	Number of shares delivered in 2013 (2nd third) (2)	Number of shares to be delivered in 2014 (3rd third) (2)

Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	94,345	31,448	31,448	31,448
Mr Javier Marín Romano	37,749	12,583	12,583	12,583
Mr Matías Rodríguez Inciarte	135,188	45,063	45,063	45,063
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea (1)	91,187	30,395	30,395	19,240
Mr Juan Rodríguez Inciarte	61,386	20,462	20,462	20,462

(1)	Shares of Banesto, as authorized by the shareholders of that entity at the annual general meeting of February 23, 2011. Following the merger of Banesto with the Bank, 19,240 shares of the Bank will be delivered in 2014, equal to the 30,395 shares of Banesto authorized by the annual general meeting.
(2)	On January 23, 2012, Mr Francisco Luzón López took pre-retirement and resigned from his positions as director and head of the Americas division. In accordance with the plan regulations, Mr Francisco Luzón López retains the right to receive, if appropriate, 51,660 shares in 2014, subject to compliance with the conditions established in the plan for them to be received. Also, in both 2012 and 2013 he received 51,660 shares relating to the number of shares to which he was entitled as a result of the accrual of the first and second thirds of the deferred portion of his 2010 bonus.

Furthermore, Mr Alfredo Sáenz Abad ceased to discharge his duties as director on April 29, 2013. In accordance with the plan regulations, Mr Alfredo Sáenz Abad retains the right to receive, if appropriate, 104,150 shares in 2014, subject to compliance with the conditions established in the plan for them to be received. Also, in both 2012 and 2013 he received 104,150 shares relating to the number of shares to which he was entitled as a result of the accrual of the first and second thirds of the deferred portion of his 2010 bonus.

iv)	Deferred conditional variable remuneration plan

The bonuses for 2011, 2012 and 2013 of the executive directors and certain executives (including senior management) and employees who assume risks, perform control functions or receive an overall remuneration placing them on the same remuneration level as senior executives and employees who assume risks (all of whom are referred to as identified staff, in accordance with the Guidelines on Remuneration Policies and Practices approved by the Committee of European Banking Supervisors on December 10, 2010) were approved by the board of directors and instrumented, respectively, through the first, second and third cycles of the deferred conditional variable remuneration plan. Application of these cycles, insofar as they entail the delivery of shares to the plan beneficiaries, was authorized, respectively, by the annual general meetings held on June 17, 2011, March 30, 2012 and March 22, 2013.

The purpose of these plans is to defer a portion of the variable remuneration or bonus of the beneficiaries thereof over a period of three years for it to be paid, where appropriate, in cash and in Santander shares; the other portion of the variable remuneration is also to be paid in cash and Santander shares, upon commencement of the cycles, in accordance with the rules set forth below.

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

The payment of the deferred percentage of the bonus applicable in each case will be deferred over a period of three years and will be paid in thirds, within fifteen days following the anniversaries of the initial date (that on which the immediate payment percentage is paid) in 2013, 2014 and 2015 for the deferred remuneration of 2011; in 2014, 2015 and 2016 for the deferred remuneration of 2012; and in 2015, 2016 and 2017 for the deferred remuneration of 2013, 50% being paid in cash and 50% in shares, provided that the conditions indicated below are met.

In addition to the requirement that the beneficiary remains in the Group’s employ, with the exceptions included in the plan regulations, the accrual of the deferred remuneration is conditional upon none of the following circumstances existing -in the opinion of the board of directors and following a proposal of the appointments and remuneration committee- during the period prior to each of the deliveries: (i) poor financial performance of the Group; (ii) breach by the beneficiary of internal regulations, including, in particular, those relating to risks; (iii) material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in the Group’s economic capital or risk profile.

On each delivery, the beneficiaries will be paid an amount in cash equal to the dividends paid on the amount deferred in shares and the interest on the amount deferred in cash. If the Santander Dividendo Elección scrip dividend scheme is applied, they will be paid the price offered by the Bank for the bonus share rights relating to those shares.

The maximum number of shares to be delivered is calculated taking into account the volume-weighted average prices for the 15 trading sessions prior to the date on which the board of directors approves the bonus for the Bank’s executive directors for each year.

The table below shows the number of Santander shares assigned, as variable remuneration for 2011, 2012 and 2013, to each executive director, and the gross shares delivered to them in 2012 and 2013, by way of either immediate payment or deferred payment, in the latter case once the board had determined, at the proposal of the appointments and remuneration committee, that the third relating to each plan had accrued:

Share-based variable remuneration	Maximum number of shares to be delivered at January 1, 2012	Shares delivered in 2012 (immediate payment of 2011 variable remuneration)	2012 variable remuneration (maximum number of shares to be delivered)	Maximum number of shares to be delivered at December 31, 2012	Shares delivered in 2013 (immediate payment of 2012 variable remuneration)	Shares delivered in 2013 (deferred payment of 2011 variable remuneration)	2013 variable remuneration (maximum number of shares to be delivered)	Maximum number of shares to be delivered at December 31, 2013
Variable remuneration (2011)
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	248,879	(99,552)	—	149,327	—	(49,776)	—	99,551
Mr Javier Marín Romano	155,764	(77,882)	—	77,882	—	(25,961)	—	51,921
Mr Matías Rodríguez Inciarte	314,390	(125,756)	—	188,634	—	(62,878)	—	125,756
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea	235,004	(94,002)	—	141,002	—	(47,001)	—	94,001
Mr Juan Rodríguez Inciarte	183,450	(73,380)	—	110,070	—	(36,690)	—	73,380
Mr Francisco Luzón López (1)	327,490	(130,996)	—	196,494	—	(65,498)	—	130,996
Mr Alfredo Sáenz Abad (2)	618,415	(247,366)	—	371,049	—	(123,683)	—	247,366

	2,083,392	(848,934)	—	1,234,458	—	(411,487)	—	822,971

Variable remuneration (2012)
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	—	—	109,879	109,879	(43,952)	—	—	65,927
Mr Javier Marín Romano	—	—	116,908	116,908	(58,454)	—	—	58,454
Mr Matías Rodríguez Inciarte	—	—	207,648	207,648	(83,059)	—	—	124,589
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea	—	—	174,790	174,790	(69,916)	—	—	104,874
Mr Juan Rodríguez Inciarte	—	—	121,165	121,165	(48,466)	—	—	72,699
Mr Alfredo Sáenz Abad (2)	—	—	273,028	273,028	(109,211)	—	—	163,817

	—	—	1,003,418	1,003,418	(413,058)	—	—	590,360

Variable remuneration (2013)
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	—	—	—	—	—	—	105,718	105,718
Mr Javier Marín Romano	—	—	—	—	—	—	187,125	187,125
Mr Matías Rodríguez Inciarte	—	—	—	—	—	—	172,731	172,731
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea	—	—	—	—	—	—	165,603	165,603
Mr Juan Rodríguez Inciarte	—	—	—	—	—	—	110,747	110,747

	—	—	—	—	—	—	741,924	741,924

(1)	On January 23, 2012, Mr Francisco Luzón López took pre-retirement and resigned from his positions as director and head of the Americas division. In relation to his 2011 variable remuneration to be received in cash and in Santander shares, the board resolved, at the committee’s proposal, to deliver him EUR 743 thousand and 130,996 shares as an immediate payment. The deferred amount in cash and in shares relating to the first third was paid in February 2013 and the rest will be paid, if appropriate, on the dates and under the conditions approved by the board, subject to compliance with the requirements set forth in the related resolution of the general meeting and the plan’s regulations, as well as all other terms set forth therein (EUR 371 thousand and 65,498 shares of the Bank in 2014 and 2015). Upon each delivery of shares and, therefore, subject to the same requirements, he will be paid an amount in cash equal to the dividends paid on those shares and, if the Santander Dividendo Elección scrip dividend scheme is applied, the price offered by the Bank for the bonus share rights relating to the aforementioned shares, as well as the interest accrued on the amount deferred in cash.
(2)	Mr Alfredo Sáenz Abad ceased to discharge his duties as director on April 29, 2013. The deferred amounts, in cash (two gross payments of EUR 702 thousand each, relating to the deferred variable remuneration for 2011, and three of EUR 351 thousand each, relating to the deferred variable remuneration for 2012) and in shares (see table above), relating to the deferred variable remuneration for 2011 and 2012, will be paid to him on the corresponding maturity dates, together with the remuneration relating to the shares (dividends and amounts offered for the bonus share rights if the Santander Dividendo Elección scrip dividend scheme is applied) and the interest accrued on the cash amounts, subject to compliance with the requirements set forth in the related resolutions of the general meetings and the plans’ regulations, as well as all other terms set forth therein.

Furthermore, the table below shows the cash delivered in 2012 and 2013, by way of either immediate payment or deferred payment, in the latter case once the board had determined, at the proposal of the appointments and remuneration committee, that the third relating to each plan had accrued:

	Thousands of euros
	2013				2012
	Cash paid (immediate payment of 2012 variable remuneration)		Cash paid (1st third deferred payment of 2011 variable remuneration)		Cash paid (immediate payment of 2011 variable remuneration)

Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	282		282		565
Mr Javier Marín Romano	376		147		442
Mr Matías Rodríguez Inciarte	534		357		714
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea	449	(1)	286	(1)	534	(1)
Mr Juan Rodríguez Inciarte	311		208		416
Mr Francisco Luzón López	—		371		743
Mr Alfredo Sáenz Abad	702		702		1,404

	2,654		2,353		4,818

(1)	Equivalent euro value of the original amount in pounds sterling.

f)	Loans

The Group’s direct risk exposure to the Bank’s directors and the guarantees provided for them are detailed below. These transactions were made on an arm’s-length basis or the related compensation in kind was recognized:

	Thousands of euros
	2013			2012
	Loans and credits	Guarantees	Total	Loans and credits	Guarantees	Total

Mr Javier Marín Romano (1)	707	—	707	—	—	—
Mr Matías Rodríguez Inciarte	17	—	17	13	—	13
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea	—	—	—	7	—	7
Mr Javier Botín-Sanz de Sautuola y O’Shea	22	—	22	13	—	13
Mr Vittorio Corbo Lioi	4	—	4	—	—	—
Mr Rodrigo Echenique Gordillo	650	—	650	1,178	—	1,178
Mr Ángel Jado Becerro de Bengoa	7	—	7	7	—	7
Mr Juan Rodríguez Inciarte	4,734	—	4,734	5,313	—	5,313
Ms Isabel Tocino Biscarolasaga	20	—	20	42	—	42
Mr Alfredo Sáenz Abad (2)	—	—	—	17	—	17

	6,161	—	6,161	6,591	—	6,591

(1)	Appointed chief executive officer on April 29, 2013.
(2)	Retired from the board on April 29, 2013.

g)	Senior managers

Following is a detail of the maximum remuneration approved for the Bank’s executive vice presidents (*) in 2013 and 2012:

	Number of managers (1)	Thousands of euros
		Salaries						Other remuneration (3)	Total
		Fixed	Variable - Immediate payment		Variable - Deferred payment (2)		Total
			In cash	In shares	In cash	In shares

2013	28	26,040	9,521	9,521	9,588	9,588	64,257	8,416	72,673
2012	24	24,580	10,689	10,689	10,769	10,769	67,495	6,615	74,111

(*)	Excluding executive directors’ remuneration, which is detailed above.
(1)	At some point in the year they occupied the position of executive vice president. The amounts reflect the remuneration for the full year regardless of the number of months in which the position of executive vice president was occupied.
(2)	The shareholders at the annual general meetings of March 30, 2012 and March 22, 2013 approved the second and third cycles of the deferred conditional variable remuneration plan, whereby payment of a portion of the variable remuneration for 2012 and 2013 will be deferred over three years for it to be paid, where appropriate, in three equal portions, 50% in cash and 50% in Santander shares, provided that the conditions for entitlement to the remuneration are met. The amount of the immediate payment in shares for 2013 relates to 1,331,781 Santander shares and 165,100 Banco Santander Brasil shares (2012: 1,653,565 Santander shares and 61,328 Banco Santander Brasil shares). The shares relating to the amount of the deferred payment in shares are shown in the table below.
(3)	Includes other remuneration items, such as life insurance premiums amounting to EUR 1,499 thousand (2012: EUR 1,355 thousand).

Following is a detail of the maximum number of Santander shares that the Bank’s executive vice presidents (excluding executive directors) were entitled to receive at December 31, 2013 and 2012 relating to the deferred portion under the various plans then in force (see Note 47):

Maximum number of shares to be delivered	12/31/13		12/31/12

Plan I13	—		1,463,987	(1)
Third cycle - obligatory investment plan	—		286,317
Deferred conditional delivery plan (2010)	482,495		980,780	(2)
Deferred conditional variable remuneration plan (2011)	1,480,251	(5)	2,076,477	(3)
Deferred conditional variable remuneration plan (2012)	1,660,832	(5)	1,622,485	(4)
Deferred conditional variable remuneration plan (2013)	1,341,718	(6)	—

(1)	In addition, they were entitled to a maximum of 114,160 Banesto shares at December 31, 2012.
(2)	In addition, they were entitled to a maximum of 14,705 Banesto shares at December 31, 2012.
(3)	In addition, they were entitled to a maximum of 123,973 Banesto shares and 79,696 Santander Brasil shares at December 31, 2012.
(4)	In addition, they were entitled to a maximum of 61,328 Santander Brasil shares at December 31, 2012 and a maximum of 344,070 options on Santander Brasil shares at December 31, 2012 under the share option plan approved in 2011, the exercise of which, subject to the plan’s terms and conditions, may commence in July 2014.
(5)	For the executives who joined from Banesto, the Banesto shares were converted into Santander shares at EUR 0.633 per share.
(6)	In addition, they were entitled to a maximum of 165,000 Santander Brasil shares at December 31, 2013 and to a maximum of 844,070 options on Santander Brasil shares (344,070 under the share option plan approved in 2011, the exercise of which, subject to the plan’s terms and conditions, may commence in July 2014, plus 500,000 under the share option plan approved in 2013, the exercise of which, subject to the plan’s terms and conditions, may commence in July 2016).

In 2013 and 2012, since the conditions established in the corresponding deferred share-based remuneration schemes for prior years had been met, in addition to the payment of the related cash amounts, the following number of Santander shares was delivered to the executive vice presidents:

Number of shares delivered	2013		2012

Plan I12	—		439,195	(1)
Second cycle - obligatory investment plan	—		442,319
Third cycle - obligatory investment plan	275,325		—
Deferred conditional delivery plan (2010)	482,494	(3)	490,388	(2)
Deferred conditional variable remuneration plan (2011)	708,375	(4)	—

(1)	In addition, 49,469 Banesto shares were delivered.
(2)	In addition, 14,705 Banesto shares were delivered.
(3)	In addition, 14,705 Banesto shares were delivered.
(4)	In addition, 50,159 Banesto shares were delivered.

As indicated in Note 5.c, in 2012 the contracts of the members of the Bank’s senior management which provided for defined-benefit pension obligations were amended to convert these obligations into a defined-contribution employee welfare system, which was externalized to Santander Seguros y Reaseguros Compañía Aseguradora, S.A. The new system grants the senior executives the right to receive a pension benefit upon retirement, regardless of whether or not they are in the Bank’s employ on that date, based on the contributions made to the aforementioned system, and replaces the right to receive a pension supplement which had previously been payable to them upon retirement. The new system expressly excludes any obligation of the Bank to the executives other than the conversion of the previous system into the new employee welfare system, which took place in 2012, and, as the case may be, the annual contributions to be made. In the event of pre-retirement, the senior executives who have not exercised the option described in Note 5.c are entitled to an annual emolument until the date of retirement.

The senior executives’ beginning balance under the new employee welfare system amounted to EUR 287 million. This balance reflects the market value, at the date of conversion of the former pension obligations into the new employee welfare system, of the assets in which the provisions for the respective accrued obligations had been invested. The balance at December 31, 2013 amounted to EUR 312 million.

The contracts of the senior executives who had not exercised the option referred to in Note 5.c) prior to the conversion of the defined-benefit pension obligations into the current welfare system include a supplementary welfare regime for the contingencies of death (surviving spouse and child benefits) and permanent disability of serving executives.

Additionally, the total sum insured under life and accident insurance policies relating to this group of employees amounted to EUR 92 million at December 31, 2013 (December 31, 2012: EUR 73 million).

Lastly, settlements of EUR 10.7 million took place in 2012. The net charge to the consolidated income statement amounted to EUR 19.7 million in 2013 (2012: EUR 17.5 million).

h)	Post-employment benefits to former directors and former executive vice presidents

The post-employment benefits and settlements paid in 2013 to former directors of the Bank, other than those detailed in Note 5.c) and below3, amounted to EUR 7.2 million (2012: EUR 10 million). Also, the post-employment benefits and settlements paid in 2013 to former executive vice presidents amounted to EUR 21 million (2012: EUR 7.1 million).

In 2013 a release of EUR 707 thousand was recognized in the consolidated income statement in connection with the provisions for the Group’s pension and similar obligations to former directors of the Bank (including the insurance premiums for the supplementary surviving spouse/child and permanent disability benefits), and a period provision of EUR 1,153 thousand was recognized in relation to former executive vice presidents (2012: period provisions of EUR 2 thousand and EUR 509 thousand were recognized, respectively).

Furthermore, Provisions - Provision for pensions and similar obligations in the consolidated balance sheet at December 31, 2013 included EUR 93 million in respect of the post-employment benefit obligations to former directors of the Bank (December 31, 2012: EUR 162 million, including those relating to Mr Francisco Luzón) and EUR 121 million corresponding to former executive vice presidents (2012: EUR 120 million).

i)	Pre-retirement and retirement

The following executive directors will be entitled to take pre-retirement in the event of termination for reasons other than voluntary termination or breach of duties, in which case they will be entitled to the benefits indicated below:

•	Mr Javier Marín Romano will be entitled to an annual emolument that would amount to EUR 800 thousand at December 31, 2013. Alternatively, he may opt to return to the position of executive vice president of the Bank.

•	Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea will be entitled to an annual emolument that would amount to EUR 2,692 thousand at December 31, 2013 (December 31, 2012: EUR 2,645 thousand).

•	Mr Juan Rodríguez Inciarte will be entitled to an annual emolument that would amount to EUR 987 thousand at December 31, 2013 (December 31, 2012: EUR 987 thousand).

If Mr Javier Marín Romano, Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea or Mr Juan Rodríguez Inciarte take pre-retirement, they have the right to opt to receive the annual emoluments in the form of an annuity or a lump sum -i.e. in a single payment- in full but not in part.

[3]	In January 2013, upon his retirement, Mr Francisco Luzón López requested payment of the pensions to which he was entitled in a lump sum (EUR 65.4 million gross). For such purpose, his pension rights were settled, in accordance with the applicable contractual and legal terms, through: i) the payment in cash of EUR 21.1 million relating to the net amount of the pension calculated taking into account the fixed remuneration and the bylaw-stipulated emoluments, and EUR 7.1 million relating to the net amount of the pension calculated taking into account the accrued variable remuneration at the retirement date, ii) the investment by Mr Luzón of those EUR 7.1 million in Santander shares (1,144,110 shares), which shall be deposited on a restricted basis until 23 January 2017 and iii) the investment by the Bank of the gross remaining amount of the pension (EUR 6.6 million), calculated taking into account the unaccrued variable remuneration, in Santander shares (1,061,602 shares) that will be delivered to Mr Luzón (subject to the same restriction period mentioned above and net of tax) or will ultimately remain in the Bank’s possession depending on whether or not the variable remuneration giving rise to them finally accrues to him. Of these 1,061,602 shares, to date 400,148 have been delivered to Mr Luzón, on the accrual of the variable remuneration giving rise to them, and have been deposited on a restricted basis until 23 January 2017.

For their part, the other executive directors may take retirement at any time and, therefore, claim from the insurer the benefits corresponding to them under the externalized employee welfare system described in Note 5.c, with no obligation whatsoever being incumbent upon the Bank in such circumstances.

j)	Contract termination

The executive directors and senior executives have indefinite-term employment contracts. Executive directors or senior executives whose contracts are terminated voluntarily or due to breach of duties are not entitled to receive any economic compensation. If the Bank terminates the contract for any other reason, they will be entitled only to the corresponding legally-stipulated termination benefit.

Other non-director members of the Group’s senior management, other than those whose contracts were amended in 2012 as indicated above, have contracts which entitle them, in certain circumstances, to an extraordinary contribution to their welfare system in the event of termination for reasons other than voluntary redundancy, retirement, disability or serious breach of duties. These benefits are recognized as a provision for pensions and similar obligations and as a staff cost only when the employment relationship between the Bank and its executives is terminated before the normal retirement date.

k)	Information required by Articles 229 and 230 of the Spanish Limited Liability Companies Law

In accordance with the requirements of Articles 229 and 230 of the Spanish Limited Liability Companies Law, in order to enhance the transparency of listed companies, following is a detail of the investments held by the directors and persons related to them in the share capital of companies whose object is banking, financing or lending; and of the management or governing functions, if any, that the directors discharge thereat:

Director	Corporate name	Number of shares	Functions
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	Bankinter, S.A. (1)	330,314	—
	Bank of America Corporation	560	—
	Santander Investment, S.A.	—	Chairman (2)
Mr Javier Marín Romano	Allfunds Bank, S.A. Santander Investment, S.A.	— —	Director (2) Deputy chairman (2)
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea	Bankinter, S.A. (*)	6,000,000	—
	Santander UK plc	—	Chief executive officer
Mr Javier Botín-Sanz de Sautuola y O’Shea	Bankinter, S.A.	7,929,853	—
Lord Burns (Terence)	Lloyds Banking Group plc (*)	3,745	—
	Barclays plc (*)	1,901	—
	Santander UK plc	—	Chairman (2)
Mr Vittorio Corbo Lioi	Banco Santander Chile	—	Director (2)
	Banco Santander (México), S.A. Institución de Banca Múltiple, Grupo Financiero Santander	—	Director (2)
	Santander Consumo, S.A. de C.V., Sofom.e.r.	—	Director (2)
	Santander Hipotecario, S.A. de C.V., Sofom.e.r.	—	Director (2)
Mr Guillermo de la Dehesa Romero	Goldman Sachs & Co. (The Goldman Sachs Group. Inc.)	19,546	—
	Banco Popular Español, S.A.	2,789	—
Mr Rodrigo Echenique Gordillo	Wells Fargo & Co.	4,500	—
	Bank of America Corporation	12,000	—
	Santander Investment, S.A.	—	Director (2)
	Allfunds Bank, S.A.	—	Deputy chairman (2)
	Banco Santander International	—	Director (2)
Ms Esther Giménez-Salinas i Colomer	Gawa Capital Partners, S.L.	—	Director (2)
Mr Ángel Jado Becerro de Bengoa	Bankinter, S.A. (3)	1,774,000	—
Mr Abel Matutes Juan	Banco Bilbao Vizcaya Argentaria, S.A. (*)	716,136	—
	Citibank	109,062	—
Mr Juan Rodríguez Inciarte	Banco Bilbao Vizcaya Argentaria, S.A. (4)	1,118	—
	Wells Fargo & Co.	107	—
	Santander UK plc	—	Deputy chairman (2)
	Santander Consumer Finance, S.A.	—	Director (2)
Mr Alfredo Sáenz Abad (5)	Banco Bilbao Vizcaya Argentaria, S.A. (*)	367,234	—
	HSBC Holdings plc	14,254	—
	Lloyds Banking Group plc	522	—
	Banco Bradesco S.A. (*)	1,815	—
	Caixabank, S.A. (*)	6,349	—
	Banco Popular Español, S.A. (*)	14,380	—
	Banco Banif, S.A.	—	Chairman (2)
	Santander Investment, S.A.	—	Deputy chairman (2)
	Santander Private Banking S.p.A.	—	Chairman (2)
Mr Manuel Soto Serrano (5)	Banco Bilbao Vizcaya Argentaria, S.A.	183,214	—
	Istituto per le Opere di Religione (IOR)	—	Member (5)
Ms Isabel Tocino Biscarolasaga	Banco Bilbao Vizcaya Argentaria, S.A.	2,608	—

(*)	Ownership interests held by related persons.
(1)	In addition, he is the direct holder of the right of usufruct over 3,422,836 shares of Bankinter, S.A.
(2)	Non-executive.
(3)	Of the shares indicated, 274,000 are held by related persons.
(4)	Held jointly with a related person.
(5)	Retired from the board on April 29, 2013. Data at 2012 year-end.
(6)	Non-executive member of the control committee.

None of the members of the board of directors perform, as independent professionals or as employees, any activities of the kind indicated in the foregoing table.

With regard to situations of conflict of interest, as stipulated in Article 30 of the Rules and Regulations of the Board, the directors must notify the board of any direct or indirect conflict with the interests of the Bank in which they may be involved. If the conflict arises from a transaction, the director shall not be allowed to conduct it unless the board, following a report from the appointments and remuneration committee, approves such transaction.

The director involved shall not participate in the deliberations and decisions on the transaction to which the conflict refers.

In the case of directors, the body responsible for resolving conflicts of interest is the board of directors itself.

In 2013, on the occasions listed below, certain directors abstained from participating in and voting on the deliberations of the meetings of the board of directors and its committees.

The board, without the involvement of the interested party, following a report by the appointments and remuneration committee, authorized the purchase on an arm’s-length basis of shares representing up to 0.25% of the Bank’s share capital by Espacio Activos Financieros, S.L.U., a company controlled indirectly by Mr Juan Miguel Villar Mir.

Also, 29 occasions involved proposals for the appointment or re-election of directors; 26 occasions related to the approval of remuneration conditions, and other terms and conditions of the directors’ contracts, including the authorization of the financing policy for executive directors; 18 occasions referred to the procedure required of the Bank, as a credit institution, to assess the suitability of the members of the board of directors and the holders of key functions, pursuant to Royal Decree 1245/1995, as worded in Royal Decree 256/2013; on 18 occasions the subject of debate were proposals to provide funding or guarantees for companies related to various directors; on five occasions the abstention occurred in connection with the annual verification of the directors’ status which, pursuant to Article 6.3 of the Rules and Regulations of the Board, the appointments and remuneration committee performed at its meeting of February 13, 2013; two occasions involved proposals for the appointment of two independent directors to positions at the Banco Santander Foundation and one related to the appointment of a relative of an executive director as a board member of a Group subsidiary; one occasion involved the approval of a contribution to a foundation chaired by a director; and a further three occasions involved the placing on record in the minutes the gratitude for the work performed by a director.

Lastly, Lord Burns abstained from participating in the resolutions adopted by the board in relation to his resignation as director with effect from December 31, 2013, and his appointment as a member of the international advisory board as from January 1, 2014.

6.	Loans and advances to credit institutions

The detail, by classification, type and currency, of Loans and advances to credit institutions in the consolidated balance sheets is as follows:

	Millions of euros
	2013	2012	2011

Classification:
Financial assets held for trading	5,503	9,843	4,636
Other financial assets at fair value through profit or loss	13,444	10,272	4,701
Loans and receivables	56,017	53,785	42,389

	74,964	73,900	51,726

Type:
Reciprocal accounts	1,858	1,863	2,658
Time deposits	16,284	15,669	11,419
Reverse repurchase agreements	29,702	25,486	10,647
Other accounts	27,120	30,882	27,002

	74,964	73,900	51,726

Currency:
Euro	33,699	36,955	26,066
Pound sterling	4,964	3,787	4,481
US dollar	14,915	13,567	9,784
Other currencies	21,423	19,621	11,431
Impairment losses (Note 10)	(37)	(30)	(36)
Of which: due to country risk	(11)	—	(2)

	74,964	73,900	51,726

The loans and advances to credit institutions classified under Financial assets held for trading consist mainly of securities of foreign institutions acquired under reverse repurchase agreements, whereas those classified under Other financial assets at fair value through profit or loss consist of assets of Spanish and foreign institutions acquired under reverse repurchase agreements.

The loans and advances to credit institutions classified under Loans and receivables are mainly guarantees deposits to credit institutions and time deposits.

The impairment losses on financial assets recognized in Loans and receivables are disclosed in Note 10.

Note 51 contains a detail of the residual maturity periods of Loans and receivables and of the related average interest rates.

7.	Debt instruments

a)	Detail

The detail, by classification, type and currency, of Debt instruments in the consolidated balance sheets is as follows:

	Millions of euros
	2013	2012	2011

Classification:
Financial assets held for trading	40,841	43,101	52,704
Other financial assets at fair value through profit or loss	3,875	3,460	2,649
Available-for-sale financial assets	79,844	87,724	81,589
Loans and receivables	7,886	7,059	6,840

	132,446	141,344	143,782

Type:
Spanish government debt securities	32,880	37,141	39,309
Foreign government debt securities	59,660	67,222	60,553
Issued by financial institutions	17,206	12,297	16,324
Other fixed-income securities	22,907	24,828	27,847
Impairment losses	(207)	(144)	(251)

	132,446	141,344	143,782

Currency:
Euro	63,263	63,169	61,577
Pound sterling	7,709	9,240	5,394
US dollar	14,195	18,183	20,383
Other currencies	47,486	50,896	56,679
Impairment losses	(207)	(144)	(251)

	132,446	141,344	143,782

b)	Breakdown

The breakdown, by origin of the issuer, of Debt instruments at December 31, 2013, 2012 and 2011, net of impairment losses, is as follows:

	Millions of euros
	2013				2012				2011
	Private fixed- income	Public fixed- income	Total	%	Private fixed- income	Public fixed- income	Total	%	Private fixed- income	Public fixed- income	Total	%

Spain	11,752	32,880	44,632	33.70%	10,046	37,141	47,187	33.38%	8,409	39,309	47,718	33.19%
United States	5,945	3,997	9,942	7.51%	5,994	6,965	12,959	9.17%	11,147	2,030	13,177	9.16%
United Kingdom	3,268	5,112	8,380	6.33%	3,865	7,528	11,393	8.06%	8,529	1,654	10,183	7.08%
Portugal	2,634	3,465	6,099	4.60%	2,843	2,217	5,060	3.58%	3,704	1,824	5,528	3.84%
Poland	723	5,184	5,907	4.46%	462	2,611	3,073	2.17%	108	3,649	3,757	2.61%
Italy	733	2,857	3,590	2.71%	375	619	994	0.70%	545	653	1,198	0.83%
Ireland	848	—	848	0.64%	739	—	739	0.52%	642	—	642	0.45%
Greece	—	—	—	—	—	—	—	—	—	84	84	0.06%
Other European countries	5,357	3,607	8,964	6.77%	4,244	6,009	10,253	7.25%	3,329	4,174	7,503	5.22%
Brazil	4,954	19,852	24,806	18.73%	4,810	27,359	32,169	22.76%	4,867	29,607	34,474	23.98%
Mexico	566	8,156	8,722	6.59%	501	8,817	9,318	6.59%	534	11,426	11,960	8.32%
Chile	1,467	1,272	2,739	2.07%	1,377	2,124	3,501	2.48%	577	2,528	3,105	2.16%
Other American countries	1,384	995	2,379	1.80%	1,208	1,163	2,371	1.68%	1,275	1,583	2,858	1.99%
Rest of the world	275	5,163	5,438	4.11%	517	1,810	2,327	1.65%	360	1,235	1,595	1.11%

	39,906	92,540	132,446	100%	36,981	104,363	141,344	100%	44,026	99,756	143,782	100.00%

The detail, by issuer rating, of Debt instruments at December 31, 2013, 2012 and 2011 is as follows:

	Millions of euros
	2013				2012				2011
	Private fixed- income	Public fixed- income	Total	%	Private fixed- income	Public fixed- income	Total	%	Private fixed- income	Public fixed- income	Total	%

AAA	10,357	7,847	18,204	13.74%	15,754	11,711	27,465	19.43%	19,250	5,205	24,455	17.01%
AA	2,884	11,304	14,188	10.71%	714	12,724	13,438	9.51%	2,056	3,885	5,941	4.13%
A	5,036	5,184	10,220	7.72%	5,524	2,611	8,135	5.76%	9,457	45,489	54,946	38.21%
BBB	7,158	64,341	71,499	53.98%	3,460	74,435	77,895	55.11%	2,739	42,377	45,116	31.38%
Below BBB	6,386	3,864	10,250	7.74%	4,052	2,882	6,934	4.90%	2,196	2,800	4,996	3.47%
Unrated	8,085	—	8,085	6.11%	7,477	—	7,477	5.29%	8,328	—	8,328	5.79%

	39,906	92,540	132,446	100.00%	36,981	104,363	141,344	100.00%	44,026	99,756	143,782	100.00%

The distribution of exposure by rating shown in the foregoing table has been affected by the various reviews of sovereign issuer ratings conducted in recent years, the main reviews having been those of Spain (from A in 2011 to BBB in 2012) and Chile (from A in 2011 to AA in 2012). Also, at December 31, 2013 the exposures with BBB ratings included mainly, in addition to the Spanish sovereign exposures, the sovereign exposures in Mexico and Brazil, while those with ratings below BBB included the Portuguese sovereign exposures (BB).

The detail, by type of financial instrument, of Private fixed-income securities at December 31, 2013, 2012 and 2011, net of impairment losses, is as follows:

	Millions of euros
	2013	2012	2011

Securitized mortgage bonds	2,936	6,835	7,080
Other asset-backed bonds	2,781	1,497	3,100
Floating rate debt	10,857	15,883	16,668
Fixed rate debt	23,332	12,766	17,178

Total	39,906	36,981	44,026

c)	Impairment losses

The changes in the impairment losses on Available-for-sale financial assets - Debt instruments are summarized below:

	Millions of euros
	2013	2012	2011

Balance at beginning of year	129	235	119
Net impairment losses for the year	72	13	124
Of which:
Impairment losses charged to income (Note 29)	89	18	125
Impairment losses reversed with a credit to income	(18)	(5)	(1)
Assets written off	—	(109)	—
Exchange differences and other items	(13)	(10)	(8)

Balance at end of year	188	129	235

Of which:
By geographical location of risk:
European Union	105	51	155
Latin America	83	78	80

Also, the impairment losses on Loans and receivables (EUR 19 million, EUR 15 million and EUR 16 million at December 31, 2013, 2012 and 2011, respectively) are disclosed in Note 10.

d)	Other information

At December 31, 2013, the nominal amount of debt securities assigned to certain own or third-party commitments, mainly to secure financing facilities received by the Group, amounted to EUR 42,433 million. Of these debt securities, EUR 12,550 million related to Spanish government debt.

The detail, by term to maturity, of the debt instruments pledged as security for certain commitments, is as follows:

	Maturity
	1 day	1 week	1 month	3 months	6 months	1 year	More than 12 months	Total

Government debt securities	11%	53%	16%	13%	4%	0%	2%	100%
Other debt instruments	65%	4%	2%	4%	11%	4%	10%	100%

Total	12%	45%	20%	12%	5%	3%	2%	100%

There are no particular conditions relating to the pledge of these assets that need to be disclosed.

Note 29 contains a detail of the valuation adjustments recognized in equity on available-for-sale financial assets.

Note 51 contains a detail of the residual maturity periods of Available-for-sale financial assets and of Loans and receivables and of the related average interest rates.

8.	Equity instruments

a)	Breakdown

The detail, by classification and type, of Equity instruments in the consolidated balance sheets is as follows:

	Millions of euros
	2013	2012	2011

Classification:
Financial assets held for trading	4,967	5,492	4,744
Other financial assets at fair value through profit or loss	866	688	465
Available-for-sale financial assets	3,955	4,542	5,024

	9,788	10,722	10,233

Type:
Shares of Spanish companies	2,629	3,338	2,960
Shares of foreign companies	4,711	4,726	4,582
Investment fund units and shares	2,448	2,658	2,691

	9,788	10,722	10,233

Note 29 contains a detail of the valuation adjustments recognized in equity on available-for-sale financial assets, and also the related impairment losses.

b)	Changes

The changes in Available-for-sale financial assets - Equity instruments were as follows:

	Millions of euros
	2013	2012	2011

Balance at beginning of year	4,542	5,024	6,546
Changes in the scope of consolidation	—	—	(493)
Of which:
Metrovacesa, S.A. (Note 3)	—	—	(402)
Net additions (disposals)	(722)	(666)	(862)
Of which:
Sareb	44	164	—
Valuation adjustments	135	184	(167)

Balance at end of year	3,955	4,542	5,024

The main acquisitions and disposals made in 2013, 2012 and 2011 were as follows:

i.	Sociedad de Gestión de Activos Procedentes de la Reestructuración Bancaria,S.A. (Sareb)

In December 2012 the Group, together with other Spanish financial institutions, entered into an agreement to invest in the Spanish Bank Restructuring Asset Management Company (Sareb). The Group undertook to make an investment of up to EUR 840 million (25% in capital and 75% in subordinated debt), and at December 31, 2012, it had paid EUR 164 million of capital and EUR 490 million of subordinated debt.

In February 2013, following the review of the own funds that Sareb required, the aforementioned undertaking was reduced to EUR 806 million, and the Group disbursed the remaining EUR 44 million of capital and EUR 108 million of subordinated debt.

c)	Notifications of acquisitions of investments

The notifications made by the Bank in 2013, in compliance with Article 155 of the Spanish Limited Liability Companies Law and Article 53 of Spanish Securities Market Law 24/1988, of the acquisitions and disposals of holdings in investees are listed in Appendix IV.

9.	Trading derivatives (assets and liabilities) and Short positions

a)	Trading derivatives

The detail, by type of inherent risk, of the fair value of the trading derivatives arranged by the Group is as follows (see Note 36):

	Millions of euros
	2013		2012		2011
	Debit balance	Credit balance	Debit balance	Credit balance	Debit balance	Credit balance

Interest rate risk	43,185	43,154	89,404	86,956	77,016	76,834
Currency risk	11,315	10,181	16,516	16,692	16,032	16,278
Price risk	3,247	4,609	3,289	5,081	5,853	7,068
Other risks	1,152	943	1,110	1,014	3,597	2,903

	58,899	58,887	110,319	109,743	102,498	103,083

b)	Short positions

Following is a breakdown of the short positions:

	Millions of euros
	2013	2012	2011

Borrowed securities:
Debt instruments	3,921	5,371	1,775
Of which: Santander UK plc	3,260	4,989	850
Equity instruments	189	551	572

Short sales:
Debt instruments	11,840	9,259	7,836
Of which:
Banco Santander, S.A.	6,509	5,946	6,560
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander, Mexico	2,882	3,266	1,235
Banco Santander (Brasil), S.A.	2,388	—	—
Equity instruments	1	—	4

	15,951	15,181	10,187

10.	Loans and advances to customers

a)	Detail

The detail, by classification, of Loans and advances to customers in the consolidated balance sheets is as follows:

	Millions of euros
	2013	2012	2011

Financial assets held for trading	5,079	9,162	8,056
Other financial assets at fair value through profit or loss	13,196	13,936	11,748
Loans and receivables	650,581	696,014	728,737
Of which:
Disregarding impairment losses	675,484	721,436	747,543
Impairment losses	(24,903)	(25,422)	(18,806)
Of which, due to country risk	(31)	(42)	(41)

	668,856	719,112	748,541

Loans and advances to customers disregarding impairment losses (*)	693,759	744,534	767,347

(*)	Includes Valuation adjustments for accrued interest receivable and other items amounting to EUR 2,593 million at December 31, 2013 (2012: EUR 3,481 million; 2011: EUR 2,950 million).

Note 51 contains a detail of the residual maturity periods of loans and receivables and of the related average interest rates.

Note 54 shows the Group’s total exposure, by origin of the issuer.

There are no loans and advances to customers for material amounts without fixed maturity dates.

b)	Breakdown

Following is a breakdown, by loan type and status, geographical area of residence and interest rate formula, of the loans and advances to customers of the Group, which reflect the Group’s exposure to credit risk in its core business, disregarding impairment losses:

	Millions of euros
	2013	2012	2011

Loan type and status:
Commercial credit	11,898	12,054	13,581
Secured loans	396,432	428,259	446,882
Reverse repurchase agreements	13,223	19,383	18,365
Other term loans	203,267	218,728	227,093
Finance leases	15,871	16,241	18,326
Receivable on demand	10,155	11,087	8,893
Impaired assets	40,320	35,301	31,257
Valuation adjustments for Accrued interest receivable and other items	2,593	3,481	2,950

	693,759	744,534	767,347

Geographical area:
Spain	173,852	200,014	214,558
European Union (excluding Spain)	328,118	335,727	356,199
United States and Puerto Rico	43,566	51,186	48,596
Other OECD countries	9,184	10,894	7,760
Latin America	129,529	138,071	136,434
Rest of the world	9,510	8,642	3,800

	693,759	744,534	767,347

Interest rate formula:
Fixed rate	280,188	299,937	292,373
Floating rate	413,571	444,597	474,974

	693,759	744,534	767,347

At December 31, 2013, the Group had granted loans amounting to EUR 13,374 million (December 31, 2012: EUR 16,884 million; December 31, 2011: EUR 12,147 million) to the Spanish public sector (which had ratings of BBB, BBB and A at December 31, 2013, 2012 and 2011, respectively), and EUR 4,402 million to the public sector in other countries (December 31, 2012: EUR 4,983 million; December 31, 2011: EUR 4,394 million). At December 31, 2013, the breakdown of this amount by issuer rating was as follows: 12.8% AA, 0.8% A, 72.1% BBB and 14.2% below BBB.

At December 31, 2013, the Group had EUR 635,663 million of loans and advances to customers classified as other than non-performing (excluding loans granted to the public sector). The percentage breakdown of these loans and advances by counterparty credit quality is as follows: 8.29% AAA, 15.96% AA, 17.80% A, 24.36% BBB and 33.59% below BBB.

The above-mentioned ratings were obtained by converting the internal ratings awarded to customers by the Group into the external ratings classification established by Standard & Poor’s, in order to make them more readily comparable.

Following is a detail, by activity, of the loans and advances to customers at December 31, 2013, net of impairment losses:

	Millions of euros
	Total	Without collateral	Secured loans
			Net exposure		Loan-to-value ratio (a)
			Of which: Property collateral	Of which: Other collateral	Less than or equal to 40%	More than 40% and less than or equal to 60%	More than 60% and less than or equal to 80%	More than 80% and less than or equal to 100%	More than 100%
Public sector	17,756	16,834	107	815	316	333	30	29	214
Other financial institutions	29,220	4,561	16,994	7,665	8,140	822	2,836	10,133	2,728
Non-financial companies and individual traders	229,896	134,386	50,153	45,357	30,694	16,043	16,666	20,851	11,256
Of which:
Construction and property development	20,738	3,581	14,822	2,335	6,893	3,516	3,675	1,449	1,624
Civil engineering construction	3,470	2,361	636	473	220	208	151	249	281
Large companies	130,708	86,918	12,602	31,188	13,162	5,308	5,016	14,656	5,648
SMEs and individual traders	74,980	41,526	22,093	11,361	10,419	7,011	7,824	4,497	3,703
Other households and non-profit institutions serving households	395,329	89,156	293,343	12,830	63,475	76,642	104,267	49,708	12,081
Of which:
Residential	291,262	2,105	288,195	962	60,222	72,102	99,455	47,315	10,063
Consumer loans	91,984	79,969	2,025	9,990	2,316	3,547	3,699	894	1,559
Other purposes	12,083	7,082	3,123	1,878	937	993	1,113	1,499	459

Subtotal	672,201	244,937	360,597	66,667	102,625	93,840	123,799	80,721	26,279

Less: collectively assessed impairment losses	3,345

Total	668,856

Memorandum item
Refinanced and restructured transactions	41,755	11, 777	25,387	4,591	8,955	7,134	8,088	3,888	1,913

(a)	The ratio of the carrying amount of the transactions at December 31, 2013 to the latest available appraisal value of the collateral.

Note 54 contains information relating to the restructured/refinanced loan book.

c)	Impairment losses

The changes in the impairment losses on the assets making up the balances of Loans and receivables - Loans and advances to customers, Loans and receivables - Loans and advances to credit institutions (see Note 6) and Loans and receivables - Debt instruments (see Note 7) were as follows:

	Millions of euros
	2013	2012	2011

Balance at beginning of year	25,467	18,858	19,544
Net impairment losses charged to income for the year	12,054	19,839	12,750
Of which:
Impairment losses charged to income	17,551	23,002	16,781
Impairment losses reversed with a credit to income	(5,497)	(3,163)	(4,031)
Changes in the scope of consolidation (Note 3)	—	(266)	(1,267)
Write-off of impaired balances against recorded impairment allowance	(10,626)	(11,346)	(12,293)
Exchange differences and other changes	(1,936)	(1,618)	124

Balance at end of year	24,959	25,467	18,858

Of which:
By method of assessment:
Individually assessed	21,604	21,540	15,267
Of which: due to country risk (Note 2.g)	42	42	43
Collectively assessed	3,355	3,927	3,591
By geographical location of risk:
Spain	12,279	11,711	6,907
Rest of Europe	5,918	5,625	4,827
Americas	6,762	8,131	7,124
By classification of assets:
Loans and advances to credit institutions (Note 6)	37	30	36
Debt instruments (Note 7)	19	15	16
Loans and advances to customers	24,903	25,422	18,806

The increase in impairment losses experienced in 2012 was associated mainly with two factors: (i) the rise in non-performing loans ratios in certain sectors in Spain, caused by the worsening of Spain’s macroeconomic situation as a result of economic slowdown, falling consumer spending and job market deterioration, with the unemployment rate exceeding 25% (particularly significant in this context was the increase in the non-performing loans ratio in the real estate sector – 47.7% at December 31, 2012, compared with 28.6% in 2011); and (ii) the upward shift in non-performing loans ratios in certain financial industries (Brazil, Chile and Portugal).

The decrease in credit loss provisions experienced in 2013 was associated with two factors: (i) lower levels of provisioning in Brazil, the United Kingdom, Portugal, Santander Consumer Finance and the United States; and (ii) the continued stabilization of the Spanish economy, featuring a slower pace of GDP shrinkage in the year - in comparison with 2012 -, together with positive growth in the last two quarters, for the first time since 2011, a certain improvement in private consumer spending and a stabilization of the unemployment rate.

Previously written-off assets recovered in 2013, 2012 and 2011 amounted to EUR 1,068 million, EUR 1,316 million and EUR 1,784 million, respectively. Taking into account these amounts and those recognized in

Impairment losses charged to income for the year in the foregoing table, impairment losses on Loans and receivables amounted to EUR 10,986 million in 2013, EUR 18,523 million in 2012 and EUR 10,966 million in 2011.

d)	Impaired and non-performing assets

The detail of the changes in the balance of the financial assets classified as Loans and receivables - Loans and advances to customers and considered to be impaired due to credit risk is as follows:

	Millions of euros
	2013	2012	2011

Balance at beginning of year	35,301	31,257	27,863
Net additions	16,438	16,167	15,920
Written-off assets	(10,626)	(11,346)	(12,293)
Changes in the scope of consolidation	699	(626)	69
Exchange differences and other	(1,492)	(151)	(302)

Balance at end of year	40,320	35,301	31,257

This amount, after deducting the related allowances, represents the Group’s best estimate of the present value of the estimated future cash flows of the impaired assets.

At December 31, 2013, the Group’s written-off assets totaled EUR 30,006 million (December 31, 2012: EUR 28,745 million; December 31, 2011: EUR 26,763 million).

Following is a detail of the financial assets classified as Loans and receivables and considered to be impaired due to credit risk at December 31, 2013, classified by geographical location of risk and by age of the oldest past-due amount:

	Millions of euros
	With no past-due balances or less than 3 months past due	With balances past due by
		3 to 6 months	6 to 9 months	9 to 12 months	More than 12 months	Total

Spain	6,876	3,327	1,707	1,700	8,255	21,865
European Union (excluding Spain)	1,791	3,141	994	763	3,461	10,150
United States and Puerto Rico	322	178	78	43	417	1,038
Other OECD countries	12	38	29	10	49	138
Latin America	819	2,671	1,194	1,050	1,393	7,127
Rest of the world	—	—	—	—	2	2

	9,820	9,355	4,002	3,566	13,577	40,320

The detail at December 31, 2012 is as follows:

	Millions of euros
	With no past-due balances or less than 3 months past due	With balances past due by
		3 to 6 months	6 to 9 months	9 to 12 months	More than 12 months	Total

Spain	3,268	3,364	2,058	1,263	6,372	16,325
European Union (excluding Spain)	233	3,782	1,232	821	3,280	9,348
United States and Puerto Rico	327	216	111	83	484	1,221
Other OECD countries	12	42	40	43	—	137
Latin America	535	3,263	1,641	1,282	1,548	8,269
Rest of the world	—	—	—	—	1	1

	4,375	10,667	5,082	3,492	11,685	35,301

The detail at December 31, 2011 is as follows:

	Millions of euros
	With no past-due balances or less than 3 months past due	With balances past due by
		3 to 6 months	6 to 9 months	9 to 12 months	More than 12 months	Total

Spain	2,962	3,574	1,589	1,956	4,902	14,983
European Union (excluding Spain)	474	3,330	1,018	703	2,752	8,277
United States and Puerto Rico	406	282	137	118	533	1,476
Other OECD countries	9	34	37	43	1	124
Latin America	440	2,438	1,339	1,075	1,103	6,395
Rest of the world	—	2	—	—	—	2

	4,291	9,660	4,120	3,895	9,291	31,257

Set forth below for each class of impaired assets are the gross amount, associated allowances and information relating to the collateral and/or other credit enhancements obtained at December 31, 2013:

	Millions of euros
	Gross amount	Allowance recognized	Estimated collateral value (*)

Without associated collateral	15,697	10,600	—
With property collateral	24,423	8,068	15,361
With other collateral	200	109	88

Balance at end of year	40,320	18,777	15,449

(*)	Includes the estimated collateral value associated with each loan. Accordingly, it does not include any other cash flows that might be obtained, such as those associated with the personal guarantees of the borrowers.

When classifying assets in the foregoing table, the main factors considered by the Group to determine whether an asset has become impaired are the existence of amounts past due -assets impaired due to arrears- or other circumstances that lead it to believe that not all the contractual cash flows will be recovered -assets impaired for reasons other than arrears-, such as a deterioration of the borrower’s financial situation, the worsening of its capacity to generate funds or difficulties experienced by it in accessing credit.

Loans classified as standard: past-due amounts receivable

In addition, at December 31, 2013, there were assets with amounts receivable that were past due by three months or less, the detail of which, by age of the oldest past-due amount, is as follows:

	Millions of euros

	Less than 1 month	1 to 2 months	2 to 3 months

Loans and advances to customers	2,450	631	416
Public sector	5	—	1
Private sector	2,445	631	415

Total	2,450	631	416

e)	Securitization

Loans and advances to customers includes, inter alia, the securitized loans transferred to third parties on which the Group has retained the risks and rewards, albeit partially, and which therefore, in accordance with the applicable accounting standards, cannot be derecognized. The breakdown of the securitized loans, by type of original financial instrument, and of the securitized loans derecognized because the stipulated requirements were met (see Note 2.e) is shown below. Note 22 details the liabilities associated with these securitization transactions.

	Millions of euros
	2013	2012	2011

Derecognized	3,618	6,251	8,227
Of which
Securitized mortgage assets	3,618	6,249	8,221
Other securitized assets	—	2	6

Retained on the balance sheet	78,229	95,981	137,939
Of which
Securitized mortgage assets	56,277	69,354	103,655
Of which: UK assets	45,296	56,037	81,286
Other securitized assets	21,952	26,627	34,284

Total	81,847	102,232	146,166

Securitization is used as a tool for the management of regulatory capital and as a means of diversifying the Group’s liquidity sources. In 2013, 2012 and 2011 the Group did not derecognize any of the securitizations performed, and the balance shown as derecognized for those years relates to securitizations performed in prior years.

The loans derecognized include assets of Santander Holdings USA, Inc. amounting to approximately EUR 3,082 million at December 31, 2013 (December 31, 2012: EUR 5,603 million; December 31, 2011: EUR 7,188 million) that were sold, prior to this company’s inclusion in the Group, on the secondary market for multifamily loans, and over which control was transferred and substantially all the associated risks and rewards were not retained. At December 31, 2013, the Group recognized under Other liabilities an obligation amounting to EUR 49 million (December 31, 2012: EUR 91 million; December 31, 2011: EUR 105 million), which represents the fair value of the retained credit risk.

The loans retained on the face of the balance sheet include the loans associated with securitizations in which the Group retains a subordinated debt and/or grants any manner of credit enhancements to the new holders. In 2012, following the Bank of England’s decision to accept, as collateral in its liquidity programs, not only securitizations but also all mortgage loans with a given credit quality, the Group companies in the UK redeemed GBP 33,800 million of securitized mortgage assets in order to manage more efficiently the on-balance-sheet liquidity of Santander UK.

The loans transferred through securitization are mainly mortgage loans, loans to companies and consumer loans.

11.	Hedging derivatives

The detail, by type of risk hedged, of the fair value of the derivatives qualifying for hedge accounting is as follows (see Note 36):

	Millions of euros
	2013		2012		2011
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Fair value hedges	5,403	4,146	7,467	5,492	9,424	5,501
Of which: Portfolio hedges	610	1,703	544	2,621	1,493	2,515
Cash flow hedges	1,766	1,023	344	553	313	773
Hedges of net investments in foreign operations	1,132	114	125	399	161	170

	8,301	5,283	7,936	6,444	9,898	6,444

Note 36 contains a description of the Group’s main hedges.

12.	Non-current assets held for sale

The detail of Non-current assets held for sale in the consolidated balance sheets is as follows:

	Millions of euros
	2013	2012	2011

Tangible assets	4,845	4,259	5,171
Of which:
Foreclosed assets	4,742	4,196	5,112
Of which: Property assets in Spain (Note 54)	4,146	3,674	4,274
Other tangible assets held for sale	103	63	59
Other assets	47	1,441	1,726

	4,892	5,700	6,897

At December 31, 2013, the allowance covering the value of the foreclosed and acquired assets amounted to EUR 4,955 million (2012: EUR 4,416 million; 2011: EUR 4,512 million), which represents a coverage ratio of 51.1% of the assets’ gross value (2012: 51.3%; 2011: 46.9%). The net charges recorded in those years amounted to EUR 335 million, EUR 449 million and EUR 2,037 million, respectively (see Note 50).

In 2013 the Group sold, for EUR 735 million, foreclosed properties with a gross carrying amount of EUR 1,236 million, for which provisions totaling EUR 402 million had been recognized. These sales gave rise to losses of EUR 99 million; in addition, other tangible assets were sold for EUR 82 million, giving rise to a gain of EUR 12 million (see Note 50).

At December 31, 2012 and 2011, Other assets included assets amounting to EUR 1,370 million and EUR 1,559 million, respectively, corresponding to the Santander UK credit card business. This business was sold for EUR 770 million on May 10, 2013, giving rise to a loss of EUR 14 million, which was recognized under Profit (loss) from discontinued operations (net) in the accompanying consolidated income statement.

13.	Investments

a)	Breakdown

The detail, by company, of Investments (see Note 2.b) is as follows:

	Millions of euros
	2013	2012	2011

Associates
Zurich Santander Insurance América, S.L.	826	1,013	1,017
Metrovacesa, S.A.	647	649	772
Other companies	356	295	293

	1,829	1,957	2,082

Jointly controlled entities
Santander Consumer USA Inc.	2,159	2,026	2,063
SAM Investment Holdings Limited	449	—	—
Aegon Santander Seguros	213	—	—
Other companies	886	471	10

	3,707	2,497	2,073

b)	Changes

The changes in Investments were as follows:

	Millions of euros
	2013	2012	2011

Balance at beginning of year	4,454	4,155	273
Acquisitions (disposals) and capital increases (reductions)	422	34	23
Santander Elavon Merchant Services Entidad de Pago, S.L.	88	—	—
Changes in the scope of consolidation (Note 3)	769	394	3,919
Of which:
SAM Investment Holdings Limited	449	—	—
Aegon Santander Seguros	211	—	—
Santander Consumer USA Inc.	—	—	2,063
Zurich Santander Insurance América, S.L.	—	—	932
Metrovacesa, S.A.	—	—	894
Effect of equity accounting	500	427	57
Impairment losses	—	—	(100)
Dividends paid and reimbursements of share premium	(303)	(508)	(13)
Exchange differences and other changes	(306)	(48)	(4)

Balance at end of year	5,536	4,454	4,155

c)	Impairment losses

In 2013 and 2012 there was no evidence of material impairment on the Group’s investments in associates. In 2011 an impairment loss of EUR 100 million on the investment in Metrovacesa, S.A. was recognized under Impairment losses on other assets (net) - Other assets in the consolidated income statement.

d)	Other information

Following is a summary of the financial information on the companies accounted for using the equity method (obtained from the information available at the date of preparation of the financial statements):

	Millions of euros
	2013	2012	2011

Total assets	63,443	54,367	32,344
Total liabilities	(55,483)	(46,933)	(24,519)

Net assets	7,960	7,434	7,825

Group’s share of net assets	3,755	2,769	2,473
Goodwill	1,781	1,685	1,682
Of which:
Santander Consumer USA Inc.	937	979	999
Zurich Santander Insurance América, S.L.	526	526	526

Total Group share	5,536	4,454	4,155

Total income	11,756	10,232	8,428

Total profit	1,029	612	1,212

Group’s share of profit	500	427	57

Following is a summary of the financial information for 2013 on the main associates and jointly controlled entities (obtained from the information available at the date of preparation of the financial statements):

	Millions of euros
	Total assets	Total liabilities	Total income	Total profit
Associates	22,305	(19,032)	4,943	277
Of which:
Zurich Santander Insurance América, S.L.	10,340	(9,563)	3,684	274

Jointly controlled entities	41,138	(36,451)	6,813	752

Of which:
Santander Consumer USA Inc.	19,589	(17,708)	4,175	495
SAM Investment Holdings Limited	1,185	(312)	853	145
Unión de Créditos Inmobiliarios, S.A., EFC	12,553	(12,175)	553	17

Total	63,443	(55,483)	11,756	1,029

At December 31, 2013, the Group did not hold any ownership interests in jointly controlled entities or associates whose shares are listed. At December 31, 2012, the only investment in listed associates was the investment held in Metrovacesa, S.A., the fair value of which, taking into consideration its quoted price at December 31, 2012, was EUR 761 million (EUR 2.21 per share).

14.	Insurance contracts linked to pensions

The detail of Insurance contracts linked to pensions in the consolidated balance sheets is as follows:

	Millions of euros
	2013	2012	2011

Assets relating to insurance contracts covering post-employment benefit plan obligations:
Banco Santander, S.A.	342	214	1,926
Banesto	—	190	191
Other Spanish companies	—	1	29

	342	405	2,146

In 2012 the Group entered into an agreement with Generali España, S.A. to terminate a portion of the insurance contracts linked to pensions which it held with this insurance company (see Note 25.c).

15.	Liabilities under insurance contracts and Reinsurance assets

The detail of Liabilities under insurance contracts and Reinsurance assets in the consolidated balance sheets (see Note 2.j) is as follows:

	Millions of euros
	2013			2012			2011
Technical provisions for:	Direct insurance and reinsurance assumed	Reinsurance ceded	Total (balance payable)	Direct insurance and reinsurance assumed	Reinsurance ceded	Total (balance payable)	Direct insurance and reinsurance assumed	Reinsurance ceded	Total (balance payable)

Unearned premiums and unexpired risks	245	(36)	209	137	(68)	69	166	(86)	80
Life insurance	546	(183)	363	479	(229)	250	229	(78)	151
Claims outstanding	315	(55)	261	391	(61)	330	66	(55)	11
Bonuses and rebates	25	(6)	19	14	—	14	17	—	17
Other technical provisions	299	(76)	222	404	(66)	338	39	(35)	4

	1,430	(356)	1,074	1,425	(424)	1,001	517	(254)	263

On July 19, 2012 the Group entered into an agreement with Abbey Life Assurance Company Limited (“Abbey Life Assurance”), a subsidiary of Deutsche Bank, for Abbey Life Assurance to reinsure the entire individual life risk portfolios of the Santander Group insurance companies in Spain and Portugal. Under this agreement, the Group transferred to Abbey Life Assurance, in exchange for a non-refundable up-front amount calculated on the basis of market conditions, its annual renewable life insurance policy portfolio at June 30, 2012 and the potential renewals of these policies. Abbey Life Assurance will assume, from the agreement date, all the risks and rewards relating to the term of these policies and their potential renewals (i.e. both the risk of changes in the actual rates of mortality and permanent total disability compared with the estimated rates, and the lapse risk of the portfolio, credit risk on the part of the insureds, etc.). The Group will continue to carry out the administrative management (servicing) of these policies, as agent, and will receive in exchange from Abbey Life Assurance a market consideration independent of the up-front amount received.

Since the significant risks and rewards have been transferred, this transaction gave rise to income of EUR 435 million recognized under Other operating income - Income from insurance and reinsurance contracts issued in the 2012 consolidated income statement (EUR 308 million net of tax).

16.	Tangible assets

a)	Changes

The changes in Tangible assets in the consolidated balance sheets were as follows:

	Millions of euros
	For own use	Leased out under an operating lease	Investment property	Total

Cost:
Balances at January 1, 2011	13,389	3,226	1,561	18,176
Additions/disposals (net) due to change in the scope of consolidation	473	(187)	2,759	3,045
Additions/disposals (net)	905	(13)	59	951
Transfers, exchange differences and other items	(165)	50	(72)	(187)

Balances at December 31, 2011	14,602	3,076	4,307	21,985
Additions/disposals (net) due to change in the scope of consolidation	41	(11)	(69)	(39)
Additions/disposals (net)	795	(105)	105	795
Transfers, exchange differences and other items	342	157	(78)	421

Balances at December 31, 2012	15,780	3,117	4,265	23,162
Additions/disposals (net) due to change in the scope of consolidation	(17)	—	541	524
Additions/disposals (net)	1,021	(124)	(23)	874
Transfers, exchange differences and other items	(989)	212	(139)	(916)

Balances at December 31, 2013	15,795	3,205	4,644	23,644

Accumulated depreciation:
Balances at January 1, 2011	(5,847)	(886)	(54)	(6,787)
Disposals due to change in the scope of consolidation	22	43	—	65
Disposals	158	274	6	438
Charge for the year	(898)	(2)	(15)	(915)
Transfers, exchange differences and other items	(217)	(261)	(66)	(544)

Balances at December 31, 2011	(6,782)	(832)	(129)	(7,743)
Disposals due to change in the scope of consolidation	44	—	7	51
Disposals	423	229	8	660
Charge for the year	(1,059)	(1)	(13)	(1,073)
Transfers, exchange differences and other items	(252)	(265)	(37)	(554)

Balances at December 31, 2012	(7,626)	(869)	(164)	(8,659)
Disposals due to change in the scope of consolidation	16	—	—	16
Disposals	280	179	14	473
Charge for the year	(1,020)	(1)	(17)	(1,038)
Transfers, exchange differences and other items	416	(235)	(36)	145

Balances at December 31, 2013	(7,934)	(926)	(203)	(9,063)

	Millions of euros
	For own use	Leased out under an operating lease	Investment property	Total

Impairment losses:
Balances at January 1, 2011	(34)	(16)	(197)	(247)
Impairment charge for the year	2	(22)	(131)	(151)
Exchange differences	9	(8)	1	2

Balances at December 31, 2011	(23)	(46)	(327)	(396)
Impairment charge for the year	(10)	(23)	(185)	(218)
Disposals due to change in the scope of consolidation	—	—	(50)	(50)
Exchange differences	15	1	6	22

Balances at December 31, 2012	(18)	(68)	(556)	(642)
Impairment charge for the year	(53)	(24)	(260)	(337)
Disposals due to change in the scope of consolidation	—	—	39	39
Exchange differences	(3)	—	16	13

Balances at December 31, 2013	(74)	(92)	(761)	(927)

Tangible assets, net:
Balances at December 31, 2011	7,797	2,198	3,851	13,846
Balances at December 31, 2012	8,136	2,179	3,545	13,860
Balances at December 31, 2013	7,787	2,187	3,680	13,654

b)	Property, plant and equipment for own use

The detail, by class of asset, of Property, plant and equipment - For own use in the consolidated balance sheets is as follows:

	Millions of euros
	Cost	Accumulated depreciation	Impairment losses	Carrying amount

Land and buildings	5,654	(1,565)	(23)	4,066
IT equipment and fixtures	3,304	(2,419)	—	885
Furniture and vehicles	5,239	(2,719)	—	2,520
Construction in progress and other items	405	(79)	—	326

Balances at December 31, 2011	14,602	(6,782)	(23)	7,797

Land and buildings	5,735	(1,583)	(18)	4,134
IT equipment and fixtures	4,174	(3,087)	—	1,087
Furniture and vehicles	5,403	(2,873)	—	2,530
Construction in progress and other items	468	(83)	—	385

Balances at December 31, 2012	15,780	(7,626)	(18)	8,136

Land and buildings	5,781	(1,624)	(74)	4,083
IT equipment and fixtures	4,168	(3,271)	—	897
Furniture and vehicles	5,616	(2,983)	—	2,633
Construction in progress and other items	230	(56)	—	174

Balances at December 31, 2013	15,795	(7,934)	(74)	7,787

The carrying amount at December 31, 2013 in the foregoing table includes the following approximate amounts:

•	EUR 5,615 million (December 31, 2012: EUR 5,615 million; December 31, 2011: EUR 5,254 million) relating to property, plant and equipment owned by Group entities and branch offices located abroad.

•	EUR 138 million (December 31, 2012: EUR 208 million; December 31, 2011: EUR 793 million) relating to property, plant and equipment being acquired under finance leases by the consolidated entities.

c)	Investment property

The fair value of investment property at December 31, 2013 amounted to EUR 3,689 million (2012: EUR 3,548 million; 2011: EUR 3,860 million). A comparison of the fair value of investment property at December 31, 2013, 2012 and 2011 with the carrying amount gives rise to gross unrealized gains of EUR 9 million for 2013, EUR 3 million for 2012 and EUR 9 million for 2011, of which EUR 9 million, EUR 2 million and EUR 5 million, respectively, are attributable to the Group.

The rental income earned from investment property and the direct costs related both to investment properties that generated rental income in 2013, 2012 and 2011 and to investment properties that did not generate rental income in those years are not material in the context of the consolidated financial statements.

d)	Sale of properties

In 2007 and 2008 the Group sold ten hallmark properties, 1,152 Bank branch offices in Spain and its head office complex (Ciudad Financiera or Santander Business Campus) to various buyers. Also, the Group entered into operating leases (with maintenance, insurance and taxes payable by the Group) on those properties with the buyers for various non-cancellable terms (12 to 15 years for the hallmark properties, 24 to 26 years for the branch offices and 40 years for the Santander Business Campus), with various rent review agreements applicable during those periods and the possible extensions thereof. The agreements between the parties also provided for purchase options that in general are exercisable by the Group on final expiry of the leases at the market value of the properties on the expiry dates; the market value will be determined, where appropriate, based in part on third party appraisals.

The rental expense recognized by the Group in 2013 in connection with these operating lease agreements amounted to EUR 286 million (2012: EUR 269 million; 2011: EUR 257 million). At December 31, 2013, the present value of the minimum future payments that the Group will incur in the compulsory term amounted to EUR 230 million payable within one year, EUR 847 million payable at between one and five years and EUR 1,821 million payable at more than five years.

17.	Intangible assets – Goodwill

The detail of Goodwill, based on the cash-generating units giving rise thereto, is as follows:

	Millions of euros
	2013	2012	2011

Santander UK	8,913	9,105	8,896
Banco Santander (Brazil)	5,840	7,035	7,878
Bank Zachodni WBK	2,487	2,210	2,019
Santander Holdings USA	1,489	1,556	1,587
Santander Consumer Holding (Germany)	1,315	1,315	1,315
Banco Santander Totta	1,040	1,040	1,040
Banco Santander- Chile	687	788	742
Grupo Financiero Santander (Mexico)	541	558	531
Other companies	969	1,019	1,081

Total goodwill	23,281	24,626	25,089

The changes in Goodwill were as follows:

	Millions of euros
	2013	2012	2011

Balance at beginning of year	24,626	25,089	24,622
Additions (Note 3)	398	87	2,557
Of which:
Bank Zachodni WBK	326	—	2,261
Skandinaviska Enskilda Banken	—	—	145
Impairment losses	(40)	(156)	(660)
Of which:
Santander Consumer Bank, S.p.A. (Italy)	—	(156)	—
Banco Santander Totta, S.A.	—	—	(601)
Disposals or changes in scope of consolidation (Note 3)	(39)	—	(716)
Of which:
Santander Consumer USA Inc.	—	—	(541)
Santander Seguros S.A. (Brazil)	—	—	(173)
Exchange differences and other items	(1,664)	(394)	(714)

Balance at end of year	23,281	24,626	25,089

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

The Group’s assesses the existence of any indication that might be considered to be evidence of impairment of the cash-generating unit by reviewing information including the following: (i) certain macroeconomic variables that might affect its investments (population data, political situation, economic situation -including bankarization-, among others) and (ii) various microeconomic variables comparing the investments of the Group with the financial services industry of the country in which the Group carries on most of its business activities (balance sheet composition, total funds under management, results, efficiency ratio, capital adequacy ratio, return on equity, among others).

Regardless of whether there is any indication of impairment, every year the Group calculates the recoverable amount of each cash-generating unit to which goodwill has been allocated and, to this end, it uses price quotations, if available, market references (multiples), internal estimates and based in part on third party appraisals.

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

The cash flow projections used to obtain the values in use are based on the financial budgets approved by both local management of the related local units and the Group’s directors. The Group’s budgetary estimation process is common for all the cash-generating units. The local management teams prepare their budgets using the following key assumptions:

a)	Microeconomic variables of the cash-generating unit: management takes into consideration the current balance sheet structure, the product mix on offer and the business decisions taken by local management in this regard.

b)	Macroeconomic variables: growth is estimated on the basis of the changing environment, taking into consideration expected GDP growth in the unit’s geographical location and forecast trends in interest and exchange rates. These data, which are based on external information sources, are provided by the Group’s economic research service.

c)	Past performance variables: in addition, management takes into consideration in the projection the difference (both positive and negative) between the cash-generating unit’s past performance and that of the market.

Following is a detail of the main assumptions used in determining the recoverable amount, at 2013 year-end, of the most significant cash-generating units which were valued using the discounted cash flow method:

	Projected period	Discount rate (*)	Nominal perpetual growth rate
Santander UK	5 years	10.3%	2.5%
Banco Santander (Brazil)	5 years	14.8%	7.0%
Santander Holdings USA	5 years	10.5%	2.5%
Santander Consumer Holding (Germany)	5 years	9.7%	2.5%
Banco Santander Totta	5 years	12.2%	3.0%

(*)	Post-tax discount rate for the purpose of consistency with the earnings projections used.

Given the degree of uncertainty of these assumptions, the Group performs a sensitivity analysis thereof using reasonable changes in the key assumptions on which the recoverable amount of the cash-generating units is based in order to confirm whether their recoverable amount still exceeds their carrying amount. The sensitivity analysis involved adjusting the discount rate by +/- 50 basis points and the perpetuity growth rate by +/-50 basis points. Following the sensitivity analysis performed, the value in use of all the cash-generating units still exceeds their recoverable amount.

The amount to be recovered of Bank Zachodni WBK, Banco Santander –Chile and Grupo Financiero Santander México was calculated as the fair values of the aforementioned cash-generating units obtained from the market prices of their shares at year-end. This value exceeded the recoverable amount.

Based on the foregoing, and in accordance with the estimates, projections and sensitivity analyses available to the Bank’s directors, in 2013 the Group recognized impairment losses on goodwill totaling EUR 40 million (2012: EUR 156 million; 2011: EUR 660 million) under Impairment losses on other assets (net) - Goodwill and other intangible assets. In 2011 all the impairment losses recognized related to Group subsidiaries in Portugal. These losses were attributed to the macroeconomic deterioration in Portugal. In 2012 the impairment losses recognized, which were due mainly to the deterioration of business expectations, related mainly to Group subsidiaries in Italy.

At December 31, 2013, none of the cash-generating units with significant goodwill had a recoverable amount approximating their carrying amount. The recoverable amount is considered to be close to the carrying amount when reasonable changes in the main assumptions used in the valuation cause the recoverable amount to be below the amount to be recovered.

18.	Intangible assets - Other intangible assets

The detail of Intangible assets - Other intangible assets in the consolidated balance sheets and of the changes therein in 2013, 2012 and 2011 is as follows:

		Millions of euros
	Estimated useful life	December 31, 2012	Net additions and disposals	Change in scope of consolidation	Amortization and impairment	Application of amortization and impairment	Exchange differences and other	December 31, 2013

With indefinite useful life:
Brand names		14	2	—	—	—	(1)	15

With finite useful life:
IT developments	3 to 7 years	5,285	1,229	4	—	(679)	(293)	5,546
Other		1,373	(46)	37	—	(37)	(195)	1,132
Accumulated amortization		(3,106)	—	(3)	(1,353)	715	144	(3,603)
Impairment losses		(130)	—	—	(1)	1	—	(130)

		3,436	1,185	38	(1,354)	—	(345)	2,960

		Millions of euros
	Estimated useful life	December 31, 2011	Net additions and disposals	Change in scope of consolidation	Amortization and impairment	Application of amortization and impairment	Exchange differences and other	December 31, 2012

With indefinite useful life:
Brand names		14	—	—	—	—	—	14

With finite useful life:
IT developments	3 to 7 years	5,127	1,098	45	—	(911)	(74)	5,285
Other		1,494	545	11	—	(552)	(125)	1,373
Accumulated amortization		(3,150)	—	(28)	(1,110)	1,139	43	(3,106)
Impairment losses		(491)	—	—	5	324	32	(130)

		2,994	1,643	28	(1,105)	—	(124)	3,436

		Millions of euros
	Estimated useful life	December 31, 2010	Net additions and disposals	Change in scope of consolidation	Amortization and impairment	Application of amortization and impairment	Exchange differences and other	December 31, 2011

With indefinite useful life:
Brand names		44	—	(30)	—	—	—	14

With finite useful life:
IT developments	3 to 7 years	4,237	1,420	145	—	(570)	(105)	5,127
Other		1,899	62	(104)	—	(249)	(114)	1,494
Accumulated amortization		(2,732)	—	(112)	(1,183)	794	83	(3,150)
Impairment losses		(6)	—	—	(501)	25	(9)	(491)

		3,442	1,482	(101)	(1,684)	—	(145)	2,994

19.	Other assets

The detail of Other assets is as follows:

	Millions of euros
	2013	2012	2011

Transactions in transit	127	224	616
Net pension plan assets (Note 25)	149	348	299
Prepayments and accrued income	2,114	1,756	2,032
Other	3,344	3,046	3,541
Inventories	80	173	319

	5,814	5,547	6,807

20.	Deposits from central banks and Deposits from credit institutions

The detail, by classification, counterparty, type and currency, of Deposits from central banks and Deposits from credit institutions in the consolidated balance sheets is as follows:

	Millions of euros
	2013	2012	2011

Classification:
Financial liabilities held for trading	11,334	9,420	17,027
Of which:
Deposits from central banks	3,866	1,128	7,740
Deposits from credit institutions	7,468	8,292	9,287
Other financial liabilities at fair value through profit or loss	11,741	11,876	9,742
Of which:
Deposits from central banks	2,097	1,014	1,510
Deposits from credit institutions	9,644	10,862	8,232
Financial liabilities at amortized cost	86,322	131,670	116,369
Of which:
Deposits from central banks	9,788	50,938	34,996
Deposits from credit institutions	76,534	80,732	81,373

	109,397	152,966	143,138

Type:
Reciprocal accounts	755	508	604
Time deposits	55,839	92,491	82,817
Other demand accounts	3,425	3,225	3,396
Repurchase agreements	49,378	50,742	51,316
Central bank credit account drawdowns	—	6,000	5,005

	109,397	152,966	143,138

Currency:
Euro	63,947	98,808	81,044
Pound sterling	6,993	8,566	9,787
US dollar	27,509	34,904	31,175
Other currencies	10,948	10,688	21,132

	109,397	152,966	143,138

Both asset and liability balances with central banks increased in 2012 following the liquidity injections by the central banks in countries where the Group operates, particularly in the euro zone. The Group continued to attend these auctions and deposit at the ECB most of the funds captured, significantly increasing the liquidity buffer and improving its structure by replacing short-term maturities with longer term funding. The Group repaid most of these amounts in January 2013.

Note 51 contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates.

21.	Customer deposits

The detail, by classification, geographical area and type, of Customer deposits is as follows:

	Millions of euros
	2013	2012	2011

Classification:
Financial liabilities held for trading	8,500	8,897	16,574
Other financial liabilities at fair value through profit or loss	26,484	28,638	26,982
Financial liabilities at amortized cost	572,853	589,104	588,977

	607,837	626,639	632,533

Geographical area:
Spain	185,460	192,588	202,022
European Union (excluding Spain)	259,903	261,135	260,529
United States and Puerto Rico	43,773	45,129	43,437
Latin America	116,666	126,842	125,343
Rest of the world	2,035	945	1,202

	607,837	626,639	632,533

Type:
Demand deposits-
Current accounts	167,787	144,305	155,455
Savings accounts	164,214	167,389	140,583
Other demand deposits	3,512	3,443	3,179
Time deposits-
Fixed-term deposits	225,471	257,583	257,498
Home-purchase savings accounts	102	132	174
Discount deposits	1,156	1,345	732
Hybrid financial liabilities	3,324	3,128	4,594
Other term deposits	463	590	139
Notice deposits	21	969	1,338
Repurchase agreements	41,787	47,755	68,841

	607,837	626,639	632,533

Note 51 contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates.

22.	Marketable debt securities

a)	Breakdown

The detail, by classification and type, of Marketable debt securities is as follows:

	Millions of euros
	2013	2012	2011

Classification:
Financial liabilities held for trading	1	1	77
Other financial liabilities at fair value through profit or loss	4,086	4,904	8,185
Financial liabilities at amortized cost	171,390	201,064	189,110

	175,477	205,969	197,372

Type:
Bonds and debentures outstanding	161,274	183,686	185,530
Notes and other securities	14,203	22,283	11,842

	175,477	205,969	197,372

At December 31, 2013 and 2012, none of these issues was convertible into Bank shares or granted privileges or rights which, in certain circumstances, make them convertible into shares. At December 31, 2011, the only issues with these features were the “Valores Santander” issue (described in Note 34.a), which were converted into shares in 2012.

Note 51 contains a detail of the residual maturity periods of financial liabilities at amortized cost at 2013, 2012 and 2011 year-end and of the related average interest rates in those years.

b)	Bonds and debentures outstanding

The detail, by currency of issue, of Bonds and debentures outstanding is as follows:

				December 31, 2013
				Outstanding issue amount in foreign currency (millions)	Annual interest rate (%)
	Millions of euros
Currency of issue	2013	2012	2011

Euro	85,120	111,173	116,590	85,120	3.64%
US dollar	25,641	26,186	28,995	35,361	2.88%
Pound sterling	20,237	24,707	20,483	16,872	2.79%
Brazilian real	15,017	14,581	12,790	48,920	7.73%
Hong Kong dollar	5,026	170	283	53,748	3.72%
Chilean peso	3,360	3,906	3,714	2,434,430	4.25%
Other currencies	6,873	2,963	2,675

Balance at end of year	161,274	183,686	185,530

The changes in Bonds and debentures outstanding were as follows:

	Millions of euros
	2013	2012	2011

Balance at beginning of year	183,686	185,530	185,869
Net inclusion of entities in the Group	—	(1,649)	(6,064)
Of which:
Santander Consumer USA Inc.	—	—	(6,025)
Issues	61,754	80,817	91,215
Of which:
Santander UK Group
Bonds in other currencies	23,491	32,162	49,497
Bond in pounds sterling	5,877	13,281	8,301
Banco Santander (Brasil), S.A.
Bonds	5,777	6,461	6,783
Real estate letters of credit	4,989	5,359	3,927
Agricultural letters of credit	478	1,612	1,274
Santander International Debt, S.A. Sole-Shareholder Company – Bonds	4,654	9,727	8,635
Banco Santander, S.A.
Territorial bonds - fixed rate	4,000	—	—
Mortgage-backed bonds - fixed rate	1,990	4,089	—
Bonds	323	—	3,978
Santander Consumer Finance, S.A. – Bonds	2,325	1,012	481
Banco Santander – Chile – Bonds	1,469	1,436	874
Motor 2013 PLC – Asset-backed securities	598	—	—
Bilkreditt 5 Limited – Asset-backed securities	494	—	—
Bilkreditt 3 Limited – Asset-backed securities	468	—	—
SC Germany Auto 2013-12 UG – Asset-backed securities	466	—	—
Santander Consumer Bank A.S. – Bonds	443	816	4
Dansk Auto Finansiering 1 Ltd. – Asset-backed securities	416	—	—
SC Germany Auto 2013-1 UG (Haftungsbeschraenkt) - Asset-backed securities	407	—	—
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander – Bonds	392	780	—
SCF Rahoituspalvelut 2013 Limited – Asset-backed securities	384	—	—
Santander Holdings USA, Inc. – Bonds	362	453	384
Bilkreditt 4 Limited- Asset-backed securities	357	—	—
Trade Maps 3 Ireland Limited – Debentures – floating rate	313	—	—
Santander Consumer Bank Spólka Akcyjna – Bonds	256	112	213
Fondo de Titulización de Activos PYMES Santander 6 – Asset-backed securities	235	—	—
Santander Consumer Bank S.P.A. – Bonos – floating rate	100	—	650
Santander International Products, Plc. – Bonds	65	—	—
Banesto
Mortgage-backed bonds – fixed rate	—	955	600
Bonds	—	949	1,452
Motor 2012 PLC – Asset-backed securities	—	895	—
Svensk Autofinans 1 Limited - Asset-backed securities	—	407	—
SCF Rahoituspalvelut Limited - Asset-backed securities	—	237	—
Banco Santander Totta, S.A.
Mortgage debentures	—	—	875
Bonds	—	—	359
SC Private Cars 2010- 1 Limited – Asset-backed securities	—	—	591
Motor 2011 PLC - Asset-backed securities	—	—	320
Bilkreditt 1Limited - Asset-backed securities	—	—	288
Brazil Foreign Diversified Payment Rights Finance Company
Asset-backed securities	—	—	193
Redemptions	(73,619)	(78,706)	(81,395)
Of which:
Santander UK Group	(37,388)	(41,862)	(51,707)
Banco Santander, S.A.	(11,434)	(6,542)	(2,968)
Santander International Debt, S.A. Sole-Shareholder Company	(10,437)	(8,479)	(7,795)
Banco Santander (Brasil), S.A.	(8,246)	(9,346)	(6,102)
Santander International Products, Plc.	(1,605)	—	—
Banco Santander- Chile	(1,263)	(1,112)	(520)
Santander Consumer Finance, S.A.	(1,012)	(481)	(150)
Banco Santander Totta, S.A.	(962)	(1,014)	(2,477)
Santander US Debt, S.A. Sole-Shareholder Company	(947)	(1,146)	(1,118)
Santander Consumer Bank Spolka Akcyjna	(48)	(68)	(167)
Santander Consumer Bank AG	(6)	(863)	(317)
Banesto	—	(6,401)	(7,748)
Santander Holdings USA, Inc.	—	(1,236)	—
Totta (Ireland), PLC	—	—	(112)
Exchange differences	(5,590)	(636)	(11)
Other changes	(4,957)	(1,670)	(4,084)

Balance at end of year	161,274	183,686	185,530

c)	Notes and other securities

These notes were issued basically by Banco Santander, S.A., Santander Consumer Finance, S.A., Santander Commercial Paper, S.A. (Sole-Shareholder Company), Abbey National North America LLC, Santander UK, plc, Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander, Santander Banco de Emisiones, S.A., Fondo de Titulización de Activos Santander 2 and Santander International Products, Plc.

d)	Guarantees

Set forth below is information on the liabilities secured by financial assets:

	Millions of euros
	2013	2012	2011

Asset-backed securities	30,020	35,853	37,466
Of which, mortgage-backed securities	22,843	29,938	31,719
Other mortgage securities	59,984	67,214	76,243
Of which: mortgage-backed bonds	32,717	38,500	42,717

	90,004	103,067	113,709

The main characteristics of the assets underlying the aforementioned financial liabilities are as follows:

1.	Asset-backed securities:

a.	Mortgage-backed securities- these securities are secured by securitized mortgage assets (see Note 10.e) with average maturities of longer than ten years that must: be a first mortgage for acquisition of principal or second residence, be current in payments, have a loan-to-value ratio below 80% and have a liability insurance policy in force covering at least the appraisal value. The value of the financial liabilities broken down in the foregoing table is lower than the balance of the assets securing them - securitized assets retained on the balance sheet - mainly because the Group repurchases a portion of the bonds issued, and in such cases they are not recognized on the liabilities side of the consolidated balance sheet.

b.	Other asset-backed securities- including asset-backed securities and notes issued by special-purpose vehicles secured mainly by mortgage loans that do not meet the foregoing requirements and other loans (mainly personal loans with average maturities of five years and loans to SMEs with average maturities of seven years).

2.	Other mortgage securities include mainly: (i) mortgage-backed bonds with average maturities of more than ten years that are secured by a portfolio of mortgage loans and credits (included in secured loans - see Note 10.b) which must: not be classified as at procedural stage; have available appraisals performed by specialized entities; have a loan-to-value ratio below 80% in the case of home loans and below 60% for loans for other assets and have sufficient liability insurance, (ii) other debt securities issued as part of the Group’s liquidity strategy in the UK, mainly covered bonds in the UK secured by mortgage loans and other assets.

The fair value of the collateral or security received by the Group (financial and non-financial assets) which the Group is authorized to sell or pledge even if the collateral or security owner has not defaulted is not material taking into account the Group’s financial statements as a whole.

e)	Spanish mortgage-market issues

The members of the board of directors hereby state that the Group entities operating in the Spanish mortgage-market issues area have established and implemented specific policies and procedures to cover all activities carried on and comply with mortgage-market regulations applicable to these activities as provided for in Royal Decree 716/2009, of April 24, implementing certain provisions of Mortgage Market Law 2/1981, of March 25, and, by application thereof, in Bank of Spain Circulars 7/2010 and 5/2011, and other financial and mortgage system regulations. Also, financial management defines the Group entities’ funding strategy.

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

The Group entities have document comparison procedures and tools for verifying customer information and solvency.

The Group entities’ procedures envisage that each mortgage originated in the mortgage market must be individually valued by an appraisal company not related to the Group.

In accordance with Article 5 of Mortgage Market Law 41/2007, any appraisal company approved by the Bank of Spain may issue valid appraisal reports. However, as permitted by this same article, the Group entities perform several checks and select, from among these companies, a small group with which they enter into cooperation agreements with special conditions and automated control mechanisms. The Group’s internal regulations specify, in detail, each of the internally approved companies, as well as the approval requirements and procedures and the controls established to uphold them. In this connection, the regulations establish the functions of an appraisal company committee on which the various areas of the Group related to these companies are represented. The aim of the committee is to regulate and adapt the internal regulations and the activities of the appraisal companies to the current market and business situation. Basically, the companies wishing to cooperate with the Group must have a significant level of activity in the mortgage market in the area in which they operate, they must pass a preliminary screening process based on criteria of independence, technical capacity and solvency -in order to ascertain the continuity of their business- and, lastly, they must pass a series of tests prior to obtaining definitive approval.

In order to comply in full with the legislation, any appraisal provided by the customer is reviewed, irrespective of which appraisal company issues it, to check that the requirements, procedures and methods used to prepare it are formally adapted to the valued asset pursuant to current legislation and that the values reported are customary in the market.

The information required by Bank of Spain Circulars 7/2010 and 5/2011, by application of Royal Decree 716/2009, of April 24, is as follows:

Millions of euros

Face value of the outstanding mortgage loans and credits that support the issuance of mortgage-backed and mortgage bonds pursuant to Royal Decree 716/2009 (excluding securitized bonds)	80,538
Of which:
Loans eligible to cover issues of mortgage-backed securities	50,320
Transfers of assets retained on balance sheet: mortgage-backed certificates and other securitized mortgage assets	9,129

Mortgage-backed bonds

The mortgage-backed bonds (“cédulas hipotecarias”) issued by Group entities are securities the principal and interest of which are specifically secured by mortgages, there being no need for registration in the Property Register and without prejudice to the issuer’s unlimited liability.

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

In the event of insolvency, the holders of mortgage-backed bonds will enjoy the special privilege established in Article 90.1.1 of Insolvency Law 22/2003, of July 9. Without prejudice to the foregoing, in accordance with Article 84.2.7 of the Insolvency Law, during the insolvency proceedings, the payments relating to the repayment of the principal and interest of the bonds issued and outstanding at the date of the insolvency filing will be settled up to the amount of the income received by the insolvent party from the mortgage loans and credits and, where appropriate, from the replacement assets backing the bonds and from the cash flows generated by the financial instruments associated with the issues (Final Provision 19 of the Insolvency Law).

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

The outstanding mortgage-backed bonds issued by the Group totaled EUR 32,717 million at December 31, 2013 (all of which were denominated in euros), of which EUR 32,071 million were issued by Banco Santander, S.A. and EUR 646 million were issued by Santander Consumer Finance, S.A. The issues outstanding at December 31, 2013 and 2012 are detailed in the separate financial statements of each of these companies.

Mortgage-backed bond issuers have an early redemption option solely for the purpose of complying with the limits on the volume of outstanding mortgage-backed bonds stipulated by mortgage market regulations.

None of the mortgage-backed bonds issued by the Group entities had replacement assets assigned to them.

23.	Subordinated liabilities

a)	Breakdown

The detail, by currency of issue, of Subordinated liabilities in the consolidated balance sheets is as follows:

	Millions of euros			December 31, 2013
Currency of issue	2013	2012	2011	Outstanding issue amount in foreign currency (millions)	Annual interest rate (%)

Euro	4,600	5,214	6,848	4,600	3.59%
US dollar	4,413	3,932	5,637	6,085	5.95%
Pound sterling	2,750	3,292	4,568	2,293	8.90%
Brazilian real	2,734	4,409	4,515	8,906	8.36%
Other currencies	1,642	1,391	1,424

Balance at end of year	16,139	18,238	22,992

Of which, preference shares (acciones preferentes)	401	421	449

Of which, preference shares (participaciones preferentes)	3,652	4,319	5,447

Note 51 contains a detail of the residual maturity periods of subordinated liabilities at each year-end and of the related average interest rates in each year.

b)	Changes

The changes in Subordinated liabilities in the last three years were as follows:

	Millions of euros
	2013	2012	2011

Balance at beginning of year	18,238	22,992	30,475
Net inclusion of entities in the Group (Note 3)	237	(1)	99
Bank Zachodni WBK S.A.	—	—	99
Issues	1,027	2	171
Of which:
Santander UK plc	599	—	—
Banco Santander (México), S.A., Institución de Banca Múltiple	235	—	—
Banco Santander- Chile	191	—	169
Redemptions and repurchases	(1,915)	(4,080)	(8,616)
Of which:
Banco Santander (Brasil) S.A.	(663)	—	—
Santander Issuances, S.A., Sole-Shareholder Company	(608)	(1,253)	(3,190)
Abbey National Capital Trust I	(278)	(203)	—
Santander Holdings USA, Inc.	(193)	(264)	(517)
Santander PR Capital Trust I	(91)	—	—
Santander Perpetual, S.A., Sole-Shareholder Company	(28)	(155)	(35)
Banco Santander, S.A.	(28)	(66)	(294)
Banco Santander – Chile	(7)	(168)	(8)
Santander Finance Preferred, S.A., Sole-Shareholder Company	(7)	(99)	—
Santander Finance Capital, S.A., Sole-Shareholder Company	(4)	—	(1,943	)(*)
Santander Banco de Emisiones, S.A.	(6)	—	—
Santander UK plc	—	(1,166)	(847)
Banesto	—	(608)	(506)
Santander Central Hispano Issuances Limited	—	—	(1,195)
Exchange differences	(923)	(190)	230
Other changes	(525)	(485)	633

Balance at end of year	16,139	18,238	22,992

(*)	On December 30, 2011, 341,802,171 new shares were issued (3.837% of the share capital) as part of the repurchase offer made to the holders of Series X preference shares issued by Santander Finance Capital, S.A., Sole-Shareholder Company (see Note 31).

c)	Other disclosures

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

For the purposes of payment priority, preference shares (participaciones preferentes) are junior to all general creditors and to subordinated deposits. The return on these securities, which have no voting rights, is dependent upon earning sufficient distributable profit and upon the limits imposed by Spanish banking regulations on equity.

The other issues are subordinated and, therefore, for the purposes of payment priority, they are junior to all general creditors of the issuers. The issues launched by Santander Central Hispano Issuances Limited, Santander Central Hispano Financial Services Limited, Santander Issuances, S.A. (Sole-Shareholder Company), Santander Perpetual, S.A. (Sole-Shareholder Company), Santander Finance Capital, S.A. (Sole-Shareholder Company), Santander International Preferred, S.A. (Sole-Shareholder Company), Santander Finance Preferred S.A. (Sole-Shareholder Company) and Santander Banco de Emisiones, S.A. are guaranteed by the Bank or by restricted deposits arranged by the Bank for this purpose. At December 31, 2013, the balance of these issues amounted to EUR 7,904 million.

At December 31, 2013, none of these issues was convertible into Bank shares or granted privileges or rights which, in certain circumstances, make them convertible into shares.

At December 31, 2013, Santander UK plc had a GBP 200 million subordinated issue which is convertible, at Santander UK plc’s option, into preference shares of Santander UK plc, at a price of GBP 1 per share.

The interest accrued on subordinated liabilities amounted to EUR 1,260 million in 2013 (2012: EUR 1,650 million; 2011: EUR 1,940 million) (see Note 39).

24.	Other financial liabilities

The detail of Other financial liabilities in the consolidated balance sheets is as follows:

	Millions of euros
	2013	2012	2011

Trade payables	1,031	1,255	1,249
Clearing houses	841	573	1,330
Tax collection accounts:
Tax payables	2,197	2,021	1,949
Factoring accounts payable	194	201	390
Unsettled financial transactions	3,063	5,080	3,656
Other financial liabilities	9,084	10,115	9,647

	16,410	19,245	18,221

Note 51 contains a detail of the residual maturity periods of other financial liabilities at each year-end.

25.	Provisions

a)	Breakdown

The detail of Provisions in the consolidated balance sheets is as follows:

	Millions of euros
	2013	2012	2011

Provisions for pensions and similar obligations	9,126	10,353	10,782
Provisions for taxes and other legal contingencies	2,727	3,100	3,663
Provisions for contingent liabilities and commitments (Note 2):	693	617	659
Of which: due to country risk	4	3	11
Other provisions	1,929	2,078	2,205

Provisions	14,475	16,148	17,309

b)	Changes

The changes in Provisions in the last three years were as follows:

	Millions of euros
	2013				2012				2011
	Pensions	Contingent liabilities and commitments	Other provisions	Total	Pensions	Contingent liabilities and commitments	Other provisions	Total	Pensions	Contingent liabilities and commitments	Other provisions	Total

Balances at beginning of year	10,353	617	5,178	16,148	10,782	659	5,868	17,309	10,591	1,030	5,111	16,732
Net inclusion of entities in the Group	(1)	15	—	14	(60)	(1)	(16)	(77)	71	4	(71)	4
Additions charged to income:
Interest expense and similar charges (Note 39)	363	—	—	363	398	—	—	398	357	—	—	357
Personnel expenses (Note 47)	88	—	—	88	145	—	—	145	138	—	—	138
Period provisions	397	126	1,659	2,182	(184)	68	1,594	1,478	225	(153)	2,544	2,616
Other additions arising from insurance contracts linked to pensions	(27)	—	—	(27)	(161)	—	—	(161)	7	—	—	7
Changes in value recognized in equity	(90)	—	—	(90)	1,682	—	—	1,682	927	—	—	927
Payments to pensioners and pre-retirees with a charge to internal provisions	(1,086)	—	—	(1,086)	(980)	—	—	(980)	(1,051)	—	—	(1,051)
Benefits paid due to settlements	(2)	—	—	(2)	(1,006)	—	—	(1,006)	—	—	—	—
Insurance premiums paid	(6)	—	—	(6)	54	—	—	54	(2)	—	—	(2)
Payments to external funds	(217)	—	—	(217)	(268)	—	—	(268)	(614)	—	—	(614)
Amounts used	—	—	(1,661)	(1,661)	—	—	(2,161)	(2,161)	—	—	(1,473)	(1,473)
Transfers, exchange differences and other changes	(646)	(65)	(520)	(1,231)	(49)	(109)	(107)	(265)	133	(222)	(243)	(332)

Balances at end of year	9,126	693	4,656	14,475	10,353	617	5,178	16,148	10,782	659	5,868	17,309

c)	Provisions for pensions and similar obligations

The detail of Provisions for pensions and similar obligations is as follows:

	Millions of euros
	2013	2012	2011

Provisions for post-employment plans - Spanish entities	4,643	4,909	5,913
Of which: defined benefit	4,633	4,900	5,908
Provisions for other similar obligations - Spanish entities	2,161	2,404	2,781
Of which: pre-retirements	2,149	2,389	2,769
Provisions for post-employment plans - Santander UK plc	806	409	255
Provisions for post-employment plans and other similar obligations - Other foreign subsidiaries	1,516	2,631	1,833
Of which: defined benefit	1,512	2,626	1,827

Provisions for pensions and similar obligations	9,126	10,353	10,782

i.	Spanish entities - Post-employment plans and other similar obligations

At December 31, 2013, 2012 and 2011, the Spanish entities had post-employment benefit obligations under defined contribution and defined benefit plans. In addition, in various years some of the consolidated entities offered certain of their employees the possibility of taking pre-retirement and, therefore, provisions are recognized each year for the obligations to employees taking pre-retirement -in terms of salaries and other employee benefit costs- from the date of their pre-retirement to the date of effective retirement. In 2013, 1,621 employees accepted the pre-retirement and voluntary redundancy offer, and the provision recognized to cover these obligations totaled EUR 334 million.

In 2012, the Bank and Banesto reached an agreement with the employees’ representatives to alter the form of the defined-benefit obligations arising from the collective agreement into defined-contribution plans. In addition, the senior executives’ contracts with defined-benefit pension obligations were amended to alter such obligations into a defined-contribution employee welfare system.

The amount of the obligations accrued with respect to all the current employees, both those subject to the collective agreement and executives, whose defined-benefit obligations were converted into defined-contribution plans, totaled EUR 1,389 million. The obligations thus altered were externalized through the execution of various insurance contracts with Spanish insurance companies. The effect of the settlement of such defined-benefit obligations is shown in the tables below.

The expenses incurred by the Group in respect of contributions to defined contribution plans amounted to EUR 108 million in 2013 (2012: EUR 54 million; 2011: EUR 50 million).

The amount of the defined benefit obligations was determined on the basis of the work performed by independent actuaries using the following actuarial techniques:

1.	Valuation method: projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

2.	Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	Post-employment plans			Other similar obligations
	2013	2012	2011	2013	2012	2011

Annual discount rate	3.00%	2.75% and 3% in the case of Banesto	4.00%	3.00%	2.75% and 3% in the case of Banesto	4.00%
Mortality tables	PERM/F-2000	GRM/F-95 (PERM/F-2000 in the case of Banesto)	GRM/F-95 (PERM/F-2000 in the case of Banesto)	PERM/F-2000	GRM/F-95 (PERM/F-2000 in the case of Banesto)	GRM/F-95 (PERM/F-2000 in the case of Banesto)
Cumulative annual CPI growth	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%
Annual salary increase rate	2.50% (*)	2% (*)	2.50% (2.9% in the case of Banesto)	n/a	n/a	n/a
Annual social security pension increase rate	1.5%	1.5%	1.5%	n/a	n/a	n/a
Annual benefit increase rate	n/a	n/a	n/a	0% to 1.5%	0% to 1.5%	0% to 1.5%

(*)	Corresponds to the Group’s defined-benefit obligations.

The discount rate used for the flows was determined by reference to high-quality corporate bonds (at least AA in euros) that coincide with the terms of the obligations. The portfolio of bonds taken into consideration excludes callable, puttable and sinkable bonds which could distort the indices.

Any changes in the main assumptions could affect the calculation of the obligations. At December 31, 2013, if the discount rate used had been decreased or increased by 50 basis points, there would have been an increase or decrease in the present value of the post-employment obligations of +/- 5% and an increase or decrease in the present value of the long-term obligations of +/- 0.80%. These changes would be offset in part by increases or decreases in the fair value of the assets and insurance contracts linked to pensions.

3.	The estimated retirement age of each employee is the first day at which the employee is entitled to retire or the agreed-upon age, as appropriate.

The fair value of insurance contracts was determined as the present value of the related payment obligations, taking into account the following assumptions:

	Post-employment plans			Other similar obligations
	2013	2012	2011	2013	2012	2011

Expected rate of return on plan assets	3.0%	2.75% and 3% in the case of Banesto	4.0%	n/a	n/a	—
Expected rate of return on reimbursement rights	3.0%	2.75% and 3% in the case of Banesto	4.0%	n/a	n/a	4.0%

The funding status of the defined benefit obligations in 2013 and the four preceding years is as follows:

	Millions of euros
	Post-employment plans					Other similar obligations
	2013	2012	2011	2010	2009	2013	2012	2011	2010	2009

Present value of the obligations:
To current employees	50	58	1,533	1,240	1,200	—	—	—	—	—
Vested obligations to retired employees	4,483	4,765	4,367	4,471	4,708	—	—	—	—	—
To pre-retirees	—	—	—	—	—	2,149	2,389	2,769	3,262	3,842
Long-service bonuses and other benefits	—	—	—	—	—	11	7	7	8	9
Other	257	221	185	181	183	1	8	5	3	—

	4,790	5,044	6,085	5,892	6,091	2,161	2,404	2,781	3,273	3,851
Less-
Fair value of plan assets	157	144	177	183	184	—	—	—	—	—

Provisions - Provisions for pensions	4,633	4,900	5,908	5,709	5,907	2,161	2,404	2,781	3,273	3,851

Of which:
Internal provisions for pensions	4,293	4,495	3,762	3,490	3,554	2,161	2,404	2,781	3,272	3,848
Insurance contracts linked to pensions (Note 14)	342	405	2,146	2,219	2,353	—	—	—	1	3
Unrecognized net assets for pensions	(2)	—	—	—	—	—	—	—	—	—

The amounts recognized in the consolidated income statements in relation to the aforementioned defined benefit obligations are as follows:

	Millions of euros
	Post-employment plans			Other similar obligations
	2013	2012	2011	2013	2012	2011

Current service cost	10	53	52	—	1	1
Interest cost (net)	139	204	208	61	101	117
Expected return on insurance contracts linked to pensions	(11)	(45)	(86)	—	—	—
Extraordinary charges (credits)-

Actuarial (gains)/losses recognized in the year	—	—	—	3	66	(3)
Past service cost	30	22	25	34	21	—
Pre-retirement cost	8	—	2	326	55	55
Effect of curtailment/settlement	(6)	(401)	(7)	—	1	—

	170	(167)	194	424	245	170

In addition, in 2013 Valuation adjustments – Other valuation adjustments increased by EUR 52 million with respect to defined benefit obligations (2012: a decrease of EUR 533 million; 2011: a decrease of EUR 233 million).

The changes in the present value of the accrued defined benefit obligations were as follows:

	Millions of euros
	Post-employment plans			Other similar obligations
	2013	2012	2011	2013	2012	2011

Present value of the obligations at beginning of year	5,044	6,085	5,892	2,404	2,781	3,273
Net inclusion of entities in the Group	(5)	—	—	—	—	—
Current service cost	10	53	52	—	1	1
Interest cost	145	211	215	61	101	117
Pre-retirement cost	8	—	2	326	55	55
Effect of curtailment/settlement	(6)	(401)	(7)	—	—	—
Benefits paid due to settlements	—	(1,006)	—	—	—	—
Other benefits paid	(394)	(317)	(330)	(661)	(624)	(666)
Past service cost	30	15	24	34	21	—
Actuarial (gains)/losses (*)	(79)	382	235	3	66	(3)
Other	37	22	2	(6)	3	4

Present value of the obligations at end of year	4,790	5,044	6,085	2,161	2,404	2,781

(*)	Including in 2013 demographic actuarial losses of EUR 19 million and financial actuarial gains of EUR 98 million in the post-employment plans.

The changes in the fair value of plan assets and of insurance contracts linked to pensions were as follows:

Plan assets

	Millions of euros
	Post-employment plans
	2013	2012	2011

Fair value of plan assets at beginning of year	144	177	183
Expected return on plan assets	6	7	7
Actuarial gains/(losses)	—	11	(5)
Contributions/(surrenders)	5	(42)	2
Benefits paid	(12)	(9)	(10)
Other	14	—	—

Fair value of plan assets at end of year	157	144	177

Insurance contracts linked to pensions

	Millions of euros
	Post-employment plans			Other similar obligations
	2013	2012	2011	2013	2012	2011

Fair value of insurance contracts linked to pensions at beginning of year	405	2,146	2,219	—	—	1
Expected return on insurance contracts (Note 38)	11	45	86	—	—	—
Actuarial gains/(losses)	(27)	(162)	7	—	1	—
Premiums paid/(surrenders) (Note 14)	—	(1,565)	(16)	—	(1)	—
Benefits paid	(47)	(59)	(150)	—	—	(1)

Fair value of insurance contracts linked to pensions at end of year	342	405	2,146	—	—	—

In view of the conversion of the defined-benefit obligations to defined-contribution obligations, the Group will not make material current contributions in Spain in 2014 to fund its defined-benefit pension obligations.

The plan assets and the insurance contracts linked to pensions are instrumented mainly through insurance policies.

The following table shows the estimated benefits payable at December 31, 2013 for the next ten years:

Millions of euros

2014	928
2015	834
2016	727
2017	622
2018	531
2019 to 2023	1,797

ii.	United Kingdom

At the end of each of the last three years, the businesses in the United Kingdom had post-employment benefit obligations under defined contribution and defined benefit plans. The expenses incurred in respect of contributions to defined contribution plans amounted to EUR 62 million in 2013 (2012: EUR 53 million; 2011: EUR 35 million).

The amount of the defined benefit obligations was determined on the basis of the work performed by independent actuaries using the following actuarial techniques:

1.	Valuation method: projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

2.	Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	2013	2012	2011

Annual discount rate	4.45%	4.50%	4.95%
Mortality tables	103 S1 Light TMC	103 S1 Light TMC	103 S1 Light TMC
Cumulative annual CPI growth	3.40%	2.85%	3.10%
Annual salary increase rate	3.40%	2.85%	3.10%
Annual pension increase rate	3.15%	2.75%	3.00%

The discount rate used for the flows was determined by reference to high-quality corporate bonds. (at least AA in pounds sterling) that coincide with the terms of the obligations. The portfolio of bonds taken into consideration excludes callable, puttable and sinkable bonds which could distort the indices.

Any changes in the main assumptions could affect the calculation of the obligations. At December 31, 2013, if the discount rate used had been decreased or increased by 50 basis points, there would have been an increase or decrease in the present value of the obligations of +/- 10%. If the inflation assumption had been increased or decreased by 50 basis points, there would have been an increase or decrease in the present value of the obligations of +/- 7%. These changes would be offset in part by increases or decreases in the fair value of the assets.

The funding status of the defined benefit obligations in 2013 and the four preceding years is as follows:

	Millions of euros
	2013	2012	2011	2010	2009

Present value of the obligations	10,120	9,260	8,467	7,824	7,116

Less-
Fair value of plan assets	9,455	9,194	8,496	7,617	5,910

Provisions - Provisions for pensions	665	66	(29)	207	1,206

Of which:
Internal provisions for pensions	806	409	255	261	1,207
Net assets for pensions	(141)	(343)	(284)	(54)	(1)

The amounts recognized in the consolidated income statements in relation to the aforementioned defined benefit obligations are as follows:

	Millions of euros
	2013	2012	2011

Current service cost	32	49	46
Interest cost (net)	1	34	45

	33	83	91

In addition, in 2013 Valuation adjustments – Other valuation adjustments decreased by EUR 697 million with respect to defined benefit obligations (2012: a decrease of EUR 182 million; 2011: an increase of EUR 29 million).

The changes in the present value of the accrued defined benefit obligations were as follows:

	Millions of euros
	2013	2012	2011

Present value of the obligations at beginning of year	9,260	8,467	7,824
Current service cost	32	49	46
Interest cost	396	427	417
Benefits paid	(239)	(258)	(236)
Actuarial (gains)/losses (*)	852	367	169
Exchange differences and other items	(181)	208	247

Present value of the obligations at end of year	10,120	9,260	8,467

(*)	Including in 2013 demographic actuarial losses of EUR 25 million and financial actuarial losses of EUR 827 million.

The changes in the fair value of the plan assets were as follows:

	Millions of euros
	2013	2012	2011

Fair value of plan assets at beginning of year	9,194	8,496	7,617
Expected return on plan assets	395	393	372
Actuarial gains/(losses)	155	186	198
Contributions	133	180	294
Benefits paid	(239)	(258)	(236)
Exchange differences and other changes	(183)	197	251

Fair value of plan assets at end of year	9,455	9,194	8,496

In 2014 the Group expects to make contributions to fund these obligations for amounts similar to those made in 2013.

The main categories of plan assets as a percentage of total plan assets are as follows:

	2013	2012	2011

Equity instruments	24%	27%	30%
Debt instruments	59%	56%	54%
Properties	11%	3%	2%
Other	6%	14%	14%

The following table shows the estimated benefits payable at December 31, 2013 for the next ten years:

Millions of euros

2014	257
2015	274
2016	292
2017	311
2018	332
2019 to 2023	2,028

iii.	Other foreign subsidiaries

Certain of the consolidated foreign entities have acquired commitments to their employees similar to post-employment benefits.

At December 31, 2013, 2012 and 2011, these entities had defined-contribution and defined-benefit post-employment benefit obligations. The expenses incurred in respect of contributions to defined contribution plans amounted to EUR 53 million in 2013 (2012: EUR 49 million; 2011: EUR 52 million).

The actuarial assumptions used by these entities (discount rates, mortality tables and cumulative annual CPI growth) are consistent with the economic and social conditions prevailing in the countries in which they are located.

Specifically, the discount rate used for the flows was determined by reference to high-quality corporate bonds, except in the case of Brazil where there is no extensive corporate bond market and, accordingly the discount rate was determined by reference to the series B bonds issued by the Brazilian National Treasury Secretariat for a term coinciding with that of the obligations.

Any changes in the main assumptions could affect the calculation of the obligations. At December 31, 2013, if the discount rate used had been decreased or increased by 50 basis points, there would have been a decrease or increase in the present value of the obligations of +/- 5%. These changes would be offset in part by increases or decreases in the fair value of the assets.

The funding status of the obligations similar to post-employment benefits and other long-term benefits in 2013 and the four preceding years is as follows:

	Millions of euros
	2013	2012	2011	2010	2009

Present value of the obligations	9,289	12,814	11,245	11,062	9,078
Less-
Of which: with a charge to the participants	133	125	—	—	—

Fair value of plan assets	7,938	10,410	9,745	10,176	8,497

Provisions - Provisions for pensions	1,218	2,279	1,500	886	581

Of which:
Internal provisions for pensions	1,512	2,626	1,827	1,340	1,165
Net assets for pensions	(8)	(5)	(15)	(8)	(8)
Unrecognized net assets for pensions	(286)	(342)	(312)	(446)	(576)

In December 2011, Portuguese financial institutions, including Banco Santander Totta, S.A., transferred in part their pension obligations to the social security authorities. As a result, Banco Santander Totta, S.A. transferred the related assets and liabilities and Provisions - Provisions for pensions and similar obligations at December 31, 2011 included the present value of the obligations, net of the fair value of the related plan assets.

The amounts recognized in the consolidated income statements in relation to these obligations are as follows:

	Millions of euros
	2013	2012	2011

Current service cost	46	42	39
Interest cost (net)	162	116	192
Extraordinary charges (credits):
Actuarial (gains)/losses recognized in the year	(1)	7	1
Past service cost	7	2	—
Pre-retirement cost	—	(10)	24
Other	(2)	(4)	(77)

	212	153	179

In addition, in 2013 Valuation adjustments – Other valuation adjustments increased by EUR 735 million with respect to defined benefit obligations (2012: a decrease of EUR 968 million; 2011: a decrease of EUR 723 million).

The changes in the present value of the accrued obligations were as follows:

	Millions of euros
	2013	2012	2011

Present value of the obligations at beginning of year	12,814	11,245	11,062
Net inclusion of entities in the Group	4	(70)	71
Current service cost	46	42	39
Interest cost	951	1,010	1,031
Pre-retirement cost	—	13	24
Effect of curtailment/settlement	(1)	(16)	(5)
Benefits paid	(686)	(735)	(739)
Benefits paid due to settlements	(2)	(41)	—
Past service cost	7	—	9
Actuarial (gains)/losses (*)	(2,039)	2,352	553
Exchange differences and other items	(1,805)	(986)	(800)

Present value of the obligations at end of year	9,289	12,814	11,245

(*)	Including in 2013 demographic actuarial losses of EUR 28 million and financial actuarial gains of EUR 2,067 million.

The changes in the fair value of the plan assets were as follows:

	Millions of euros
	2013	2012	2011

Fair value of plan assets at beginning of year	10,410	9,745	10,176
Net inclusion of entities in the Group	—	10	—
Expected return on plan assets	789	894	839
Actuarial gains/(losses)	(1,314)	1,259	(224)
Contributions	239	165	353
Benefits paid	(641)	(687)	(674)
Exchange differences and other items	(1,545)	(976)	(725)

Fair value of plan assets at end of year	7,938	10,410	9,745

In 2014 the Group expects to make contributions to fund these obligations for amounts similar to those made in 2013.

The main categories of plan assets as a percentage of total plan assets are as follows:

	2013	2012	2011

Equity instruments	10%	6%	4%
Debt instruments	85%	86%	85%
Properties	2%	4%	3%
Other	3%	4%	8%

The following table shows the estimated benefits payable at December 31, 2013 for the next ten years:

Millions of euros

2014	661
2015	683
2016	712
2017	737
2018	766
2019 to 2023	4,282

d)	Provisions for taxes and other legal contingencies and Other provisions

Provisions - Provisions for taxes and other legal contingencies and Provisions - Other provisions, which include, inter alia, provisions for restructuring costs and tax-related and non-tax-related proceedings, were estimated using prudent calculation procedures in keeping with the uncertainty inherent to the obligations covered. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, these obligations have no fixed settlement period and, in other cases, depend on the legal proceedings in progress.

The detail, by geographical area, of Provisions for taxes and other legal contingencies and Other provisions is as follows:

	Millions of euros
	2013	2012	2011

Recognized by Spanish companies	1,007	722	680
Recognized by other EU companies	1,134	1,483	1,523
Recognized by other companies	2,515	2,973	3,665
Of which:
Brazil	2,263	2,750	3,364

	4,656	5,178	5,868

Set forth below is the detail, by type of provision, of the balance at December 31, 2013, 2012 and 2011 of Provisions for taxes and other legal contingencies and Other provisions. The types of provision were determined by grouping together items of a similar nature:

	Millions of euros
	2013	2012	2011

Provisions for taxes	1,177	1,198	1,346
Provisions for employment-related proceedings (Brazil)	638	975	1,390
Provisions for other legal proceedings	912	927	927
Provision for customer remediation (UK)	465	803	863
Regulatory framework-related provisions (UK)	201	227	211
Provision for restructuring	378	120	98
Other	885	928	1,033

	4,656	5,178	5,868

Relevant information is set forth below in relation to each type of provision shown in the preceding table:

The provisions for taxes include provisions for tax-related proceedings.

The provisions for employment-related proceedings (Brazil) relate to claims filed by trade unions, associations, the prosecutor’s office and ex-employees claiming employment rights to which, in their view, they are entitled, particularly the payment of overtime and other employment rights, including litigation concerning retirement benefits. The number and nature of these proceedings, which are common for banks in Brazil, justify the classification of these provisions in a separate category or as a separate type from the rest. The Group calculates the provisions associated with these claims in accordance with past experience of payments made in relation to claims for similar items. When claims do not fall within these categories, a case-by-case assessment is performed and the amount of the provision is calculated in accordance with the status of each proceeding and the risk assessment carried out by the legal advisers. The average duration of the employment-related proceedings is eight years.

The provisions for other legal proceedings include provisions for court, arbitration or administrative proceedings (other than those included in other categories or types of provisions disclosed separately) brought against Santander Group companies.

The provisions for customer remediation (UK) include the estimated cost of payments to remedy errors relating to the sale of certain products in the UK. To calculate the provision for customer remediation, the best estimate of the provision made by management is used, which is based on the estimated number of claims to be received and, of these, the number that will be accepted, as well as the estimated average payment per case.

The regulatory framework-related provisions (UK) include mainly the provisions relating to the following issues concerning Santander UK:

•	The provision for payments to the Financial Services Compensation Scheme (FSCS): the FSCS is the compensation fund for customers of financial services entities in the UK and is responsible for paying compensation if an entity cannot pay for rights claimed from it. The FSCS is financed through levies applied to the industry (and recoveries and loans, where appropriate).

•	The provision for the payment of the bank levy in the UK: the 2011 Finance Act introduced an annual bank levy in the UK which is collected using the quarterly system in force for corporation tax. This levy is based on the total liabilities presented in the balance sheet at year-end, although certain amounts are excluded. In 2013 a rate of 0.13% was applied, and in 2012 a rate of 0.088%. In 2011 three different rates were applied with an average rate of 0.075%.

The provisions for restructuring include only the direct costs arising from restructuring processes carried out by various Group companies.

Qualitative information on the main litigation is provided in Note 25.e to the consolidated financial statements.

Our general policy is to record provisions for tax and legal proceedings in which we assess the chances of loss to be probable and we do not record provisions when the chances of loss are possible or remote. We determine the amounts to be provided for as our best estimate of the expenditure required to settle the corresponding claim based, among other factors, on a case-by-case analysis of the facts and the legal opinion of internal and external counsel or by considering the historical average amount of the loss incurred in claims of the same nature. The definitive date of the outflow of resources embodying economic benefits for the Group depends on each obligation. In certain cases, the obligations do not have a fixed settlement term and, in others, they depend on legal proceedings in progress.

The detail of the changes in Provisions for taxes and other legal contingencies and Other provisions is set forth in Note 25.b. With respect to Brazil, the main charges to the consolidated income statement in 2013 related to EUR 346 million due to provisions for restructuring, EUR 247 million due to civil contingencies and EUR 336 million due to employment-related claims in Brazil. This increase is offset in part by the use of the available provisions, of which EUR 500 million relate to employment-related payments, EUR 215 million to civil payments and EUR 62 million to the use of the restructuring provision, and to the effect of exchange differences. In the UK, provisions of EUR 312 million were recognized mainly in connection with the regulatory framework (the bank levy and the Financial Services Compensation Scheme (FSCS)), an increase offset by EUR 317 million in payments relating to the bank levy and the FSCS and the use of EUR 319 million of provisions for customer remediation.

The detail of the changes in 2012 in Provisions for taxes and other legal contingencies and Other provisions is set forth in Note 25.b and related mainly to the changes in the provisions in Brazil and in the UK. The main charges to the consolidated income statement in 2012 corresponded to EUR 573 million arising from the employment-related claims in Brazil and EUR 264 million due to provisions for customer remediation in the UK. This increase was comfortably offset by the use of the available provisions, of which EUR 730 million corresponded to employment-related claims in Brazil and EUR 392 million to customer remediation in the UK and the effect of exchange differences.

e)	Litigation and other matters

i. Tax-related proceedings

As of the date of this report, the main tax-related proceedings concerning the Group were as follows:

•	Legal actions filed by Banco Santander (Brasil) S.A. and certain Group companies in Brazil challenging the increase in the rate of Brazilian social contribution tax on net income from 9% to 15% stipulated by Interim Measure 413/2008, ratified by Law 11,727/2008. A provision has been recognized for the amount of the estimated loss.

•	Legal actions filed by certain Group companies in Brazil claiming their right to pay the Brazilian social contribution tax on net income at a rate of 8% and 10% from 1994 to 1998. Provisions were not recognized in connection with the amount considered to be a contingent liability.

•	Legal actions filed by Banco Santander Brasil, S.A. (currently Banco Santander (Brasil), S.A.) and other Group entities claiming their right to pay the Brazilian PIS and COFINS social contributions only on the income from the provision of services. In the case of Banco Santander Brasil, S.A., the legal action was declared unwarranted and an appeal was filed at the Federal Regional Court. In September 2007 the Federal Regional Court found in favor of Banco Santander Brasil, S.A., but the Brazilian authorities appealed against the judgment at the Federal Supreme Court. In the case of Banco ABN AMRO Real, S.A. (currently Banco Santander (Brasil), S.A.), in March 2007 the court found in its favor, but the Brazilian authorities appealed against the judgment at the Federal Regional Court, which handed down a decision partly upholding the appeal in September 2009. Banco Santander (Brasil), S.A. filed an appeal at the Federal Supreme Court. Law 12,865/2013 established a program of payments or deferrals of certain tax and social security debts, exempting the entities availing themselves of the law from paying late-payment interest and resulting in the legal actions brought being withdrawn. In November 2013 Banco Santander (Brasil) S.A. partially availed itself of this program but only with respect to the legal actions brought by the former Banco ABN AMRO Real, S.A. in relation to the period from September 2006 to April 2009, and with respect to other minor actions brought by other entities in its Group. However, the legal actions brought by Banco Santander (Brasil), S.A. and those of Banco ABN AMRO Real, S.A. relating to the periods prior to September 2006, for which the estimated loss was provided for, are still pending.

•	Banco Santander (Brasil), S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (IRPJ and CSLL) on the ground that the relevant requirements under the applicable legislation were not met. Provisions were not recognized in connection with the amount considered to be a contingent liability.

•	Banco Santander (Brasil), S.A. and other Group companies in Brazil are involved in several administrative and legal proceedings against various municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services. Provisions were not recognized in connection with the amount considered to be a contingent liability.

•	In addition, Banco Santander (Brasil), S.A. and other Group companies in Brazil are involved in several administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. Provisions were not recognized in connection with the amount considered to be a contingent liability.

•	In December 2008 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil), S.A. in relation to income tax (IRPJ and CSLL) for 2002 to 2004. The tax authorities took the view that Banco Santander (Brasil), S.A. did not meet the necessary legal requirements to be able to deduct the amortization of the goodwill arising on the acquisition of Banespa (currently Banco Santander (Brasil), S.A.). Banco Santander (Brasil) S.A. filed an appeal against the infringement notice at Conselho Administrativo de Recursos Fiscais (CARF), which on October 21, 2011 unanimously decided to render the infringement notice null and void. The tax authorities have appealed against this decision at a higher administrative level. In June 2010 the Brazilian tax authorities issued infringement notices in relation to this same matter for 2005 to 2007. Banco Santander (Brasil), S.A. filed an appeal against these procedures at CARF, which was partially dismissed on October 8, 2013. This decision will be appealed at the higher instance of CARF (Tax Appeal High Chamber). In December 2013 the Brazilian tax authorities issued an infringement notice relating to 2008, the last year for amortization of the goodwill. This infringement notice will be appealed by Banco Santander (Brasil), S.A. Based on the advice of its external legal counsel and in view of the first decision by CARF, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defense arguments to appeal against the infringement notices. Accordingly, the risk of incurring a loss is remote. Consequently, provisions were not recognized in connection with these proceedings because this matter should not affect the consolidated financial statements.

•	In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios Ltda. (DTVM) and Banco Santander Brasil, S.A. (currently Banco Santander (Brasil), S.A.) in relation to the Provisional Tax on Financial Movements (CPMF) with respect to certain transactions carried out by DTVM in the management of its customers’ funds and for the clearing services provided by Banco Santander Brasil, S.A. to DTVM in 2000, 2001 and the first two months of 2002. Both entities appealed against the infringement notices at CARF, with DTVM obtaining a favorable decision and Banco Santander Brasil, S.A. an unfavorable decision. Both decisions were appealed by the losing parties at the Higher Chamber of CARF, and the appeal relating to Banco Santander Brasil, S.A. is pending a decision. With respect to DTVM, on August 24, 2012, it was notified of a decision overturning the previous favorable judgment and lodged an appeal at the Higher Chamber of CARF on August 29, 2012. In the opinion of its legal advisors, the Group considers that the tax treatment applied in these transactions was correct. Provisions were not recognized in the consolidated financial statements in relation to this litigation as it was considered a contingent liability.

•	In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros, S.A., as the successor by merger to ABN AMRO Brazil Dois Participacoes, S.A., in relation to income tax (IRPJ and CSL) for 2005. The tax authorities questioned the tax treatment applied to a sale of shares of Real Seguros, S.A. made in that year. The bank filed an appeal for reconsideration against this infringement notice. As the former parent of Santander Seguros, S.A. (Brasil), Banco Santander (Brasil), S.A. is liable in the event of any adverse outcome of this proceeding. No provision has been recognized in connection with this proceeding as it is considered to be a contingent liability.

•	Also, in December 2010, the Brazilian tax authorities issued infringement notices against Banco Santander (Brasil), S.A. in connection with income tax (IRPJ and CSLL), questioning the tax treatment applied to the economic compensation received under the contractual guarantees provided by the sellers of the former Banco Meridional. The bank filed an appeal for reconsideration against this infringement notice. On November 23, 2011, CARF unanimously decided to render null and void an infringement notice relating to 2002 with regard to the same matter. In February 2012 this decision was declared final in respect of 2002. The proceedings relating to the 2003 to 2006 fiscal years are still in progress. No provision has been recognized in connection with this proceeding as it is considered to be a contingent liability.

•	In June 2013, the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil), S.A. as the party liable for tax on the capital gain allegedly obtained in Brazil by Sterrebeeck B.V., an entity that is not a resident of Brazil, as a result of the “incorporação de ações” (merger of shares) transaction carried out in August 2008. As a result of the aforementioned transaction, Banco Santander (Brasil), S.A. acquired all of the shares of Banco ABN AMRO Real, S.A. and ABN AMRO Brasil Dois Participações, S.A. through the delivery to these entities’ shareholders of newly issued shares of Banco Santander (Brasil), S.A., issued in a capital increase carried out for that purpose. The Brazilian tax authorities take the view that in the aforementioned transaction Sterrebeeck B.V. recognized gain subject to tax in Brazil consisting of the difference between the issue value of the shares of Banco Santander (Brasil), S.A. that were received and the acquisition cost of the shares delivered in exchange. The Group lodged an appeal against the infringement notice at the Federal Tax Office and considers, based on the advice of its external legal counsel, that the stance taken by the Brazilian tax authorities is not correct, that there are sound defense arguments to appeal against the infringement notice and that, therefore, the risk of loss is remote. Consequently, the Group has not recognized any provisions in connection with these proceedings because this matter should not affect the consolidated financial statements.

•	Legal action brought by Sovereign Bancorp, Inc. (currently Santander Holdings USA, Inc.) claiming its right to take a foreign tax credit in connection with taxes paid outside the United States in fiscal years 2003 to 2005 in relation to financing transactions carried out with an international bank. Santander Holdings USA Inc. considers that, in accordance with applicable tax legislation, it is entitled to claim these foreign tax credits taken with respect to the transactions and deduct the related issuance and financing costs. In addition, if the outcome of this legal action is favorable to the interests of Santander Holdings USA Inc, the amounts paid over by the entity in relation to this matter with respect to 2006 and 2007 would have to be refunded. In 2013 the U.S. courts found against two taxpayers in cases with a similar structure In the case of Santander Holdings USA, Inc. the proceeding was scheduled for October 7, 2013, although it was adjourned indefinitely when the judge found in favor of Santander Holdings USA Inc. with respect to one of the main grounds of the case. Santander Holdings USA Inc. expected the judge to rule in the coming months on whether his previous decision will result in the proceedings being stayed or whether other matters need to be analyzed before a final decision may be handed down. If the decision is favorable to Santander Holdings USA Inc., the U.S. government has stated its intention to appeal. The estimated loss relating to this proceeding has been provided for.

At the date of approval of this annual report on Form 20-F certain other less significant tax-related proceedings were also in progress.

ii. Non-tax related proceedings

As of the date of this report, the main non-tax-related proceedings concerning the Group were as follows:

•	Customer remediation: claims associated with the sale by Santander UK of certain financial products (principally payment protection insurance or PPI) to its customers.

Payment protection insurance is a UK insurance product offering payment protection on unsecured personal loans (and credit cards). The product was sold by all UK banks. The mis-selling issues are predominantly related to business written before 2009. The nature and profitability of the product has changed materially since 2008.

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

On October 8, 2010, the British Bankers’ Association (‘BBA’), the principal trade association for the UK banking and financial services sector, filed on behalf of certain financial institutions (which did not include Santander UK plc) an application for permission to seek judicial review against the FSA and the FOS. The BBA sought an order quashing the FSA Policy Statement and an order quashing the decision of the FOS to determine PPI sales in accordance with the guidance published on its website in November 2008. The judicial review was heard in the courts in January 2011 and on April 20, 2011 judgment was handed down by the High Court dismissing the proceeding brought by the BBA.

Santander UK did not participate in the legal action undertaken by other UK banks and had been consistently making provisions and settling claims with regards to PPI complaints liabilities.

A detailed review of the provision was performed by Santander UK in the first half of 2011 which was necessary in light of the new situation, including the High Court judgment of April 2011, the BBA’s subsequent decision not to appeal and the consequent increase in actual claims levels. As a result, the provision has been revised.

In this context, in 2011 the Group recognized a provision, with a net effect on results of €620 million (GBP 538 million), which was calculated on the basis of the estimate of the number of claims that would be received, of the number of claims that would be upheld and of the estimated average amount of compensation in each case.

Following the payments made until December 31, 2013, the remaining provision recognized in relation to PPI sales totaled GBP 165 million.

The following table shows information on the total claims received up to December 31, 2013 and the resolution thereof:

(number of claims, in thousands)

	2013	2012	2011
Claims outstanding at the beginning of the period	31	1	—

Claims received	363	437	111

Claims rejected as being invalid (1)	(298)	(258)	(90)

Resolved claims (2)	(82)	(149)	(20)

Claims outstanding at the end of the period	14	31	1

(1)	Includes rejected claims relating to customers that had never purchased payment protection insurance from Santander UK.
(2)	Customers are entitled to appeal to the Financial Ombudsman Service (FOS) if their claims are rejected. The FOS may uphold or reject an appeal and if an appeal is upheld, Santander UK is required to compensate the customer. The table shows the result of appeals relating to paid or rejected claims.

The amount settled in relation to paid claims in 2013 totaled GBP 217 million.

The main cause of the increase in claims in 2011 was the media coverage of this issue following the dismissal by the High Court of the appeal for judicial review filed by the British Bankers’ Association and the launch of campaigns by claim management companies in relation to these products.

There was also an increase in claims in 2012 due to greater media coverage of the issue, a rise in the activity of claims management companies and the proactive policy followed by Santander UK, which contacted over 300,000 customers directly.

Lastly, the number of claims received fell by 17% in 2013 compared to 2012 and the associated costs also fell significantly, particularly in the last quarter of 2013.

The provision recognized at the end of 2013 represents the best estimate by Group management, taking into account the opinion of its advisers and of the costs to be incurred in relation to any compensation that may result from the redress measures associated with the sales of payment protection insurance (PPI) in the UK. The provision was calculated on the basis of the following key assumptions resulting from judgments made by management:

•	Volume of claims- estimated number of claims;

•	Percentage of claims lost- estimated percentage of claims that are or will be in the customers’ favor; and

•	Average cost - estimated payment to be made to customers, including compensation for direct loss plus interest.

These assumptions were based on the following information:

•	A complete analysis of the causes of the claim, the probability of success, as well as the possibility that this probability could change in the future;

•	Activity recorded with respect to the number of claims received;

•	Level of compensation paid to customers, together with a projection of the probability that this level could change in the future;

•	Impact on the level of claims in the event of proactive initiatives carried out by the Group through direct contact with customers; and

•	Impact of the media coverage.

These assumptions are reviewed, updated and validated on a regular basis using the latest available information, such as, the number of claims received, the percentage of claims lost, the potential impact of any change in that percentage, etc. and any new evaluation of the estimated population.

Group management reviews the provision required at each relevant date, taking into account the latest available information on the aforementioned assumptions as well as past experience.

The most relevant factor for calculating the balance of the provision is the number of claims received as well as the expected level of future claims. The percentage of claims lost is calculated on the basis of the analysis of the sale process. The average cost of compensation is calculated in a reasonable manner as the Group manages a high volume of claims and the related population is homogenous.

•	Proceeding under Civil Procedure Law filed by Galesa de Promociones, S.A. against the Bank at Elche Court of First Instance no. 5, Alicante (case no. 1946/2008). The claim sought damages amounting to €51 million as a result of a judgment handed down by the Supreme Court on November 24, 2004 setting aside a summary mortgage proceeding filed by the Bank against the plaintiff company.

On March 2, 2010, the court of first instance handed down a decision partly upholding both the claim filed against the Bank and the counterclaim. On November 11, 2010, the Alicante Provincial Appellate Court handed down a decision upholding the appeal filed by the Bank and dismissing the appeal brought by Galesa de Promociones, S.A., as a result of which and by way of offsetting the indemnity obligations payable by each party, the Bank became a creditor of Galesa in the amount €0.4 million.

Galesa de Promociones, S.A. filed a cassation appeal against the above decision at the Supreme Court. The appeal was dismissed in a Supreme Court judgment dated July 17, 2013, against which the appellant filed a motion for annulment, which was rejected. The Bank has not recognized a provision in this connection.

•	After the Madrid Provincial Appellate Court had rendered null and void the award handed down in the previous arbitration proceeding, on September 8, 2011, Banco Santander, S.A. filed a new request for arbitration with the Spanish Arbitration Court against Delforca 2008, Sociedad de Valores, S.A. (formerly Gaesco Bolsa Sociedad de Valores, S.A.), claiming €66 million that the latter owes it as a result of the declaration on January 4, 2008 of the early termination by the Bank of all the financial transactions agreed upon between the parties.

On August 3, 2012, Delforca 2008, S.A. was declared to be in a position of voluntary insolvency by Barcelona Commercial Court no. 10, which had agreed as part of the insolvency proceeding to stay the arbitration proceeding and the effects of the arbitration agreement entered into by Banco Santander, S.A. and Delforca 2008, S.A. The Bank filed an appeal against this decision, which was dismissed and it then proceeded to prepare a challenge with a view to filing a future appeal. The Arbitration Court, in compliance with the decision of the Commercial Court, agreed on January 20, 2013 to stay the arbitration proceedings at the stage reached at that date until a decision could be reached in this respect in the insolvency proceeding.

In addition, as part of the insolvency proceeding of Delforca 2008, S.A., Banco Santander, S.A. notified its claim against the insolvent party with a view to having the claim recognized as a contingent ordinary claim without specified amount. However, the insolvency manager opted to exclude Banco Santander, S.A.‘s claim from the provisional list of creditors and, accordingly, Banco Santander, S.A. filed an ancillary claim on which a decision has not yet been handed down. In this ancillary claim (still in progress), Delforca 2008, S.A. and the insolvency manager are seeking to obtain a decision from the Court on the merits of the dispute between Banco Santander, S.A. and Delforca 2008, S.A. and, accordingly, Banco Santander, S.A. has appealed against the interlocutory order that admitted for consideration the evidence proposed by them. The appeal was not given leave to proceed and Banco Santander has prepared the corresponding protest.

As part of the same insolvency proceeding, Delforca 2008, S.A. has filed another ancillary claim requesting the termination of the arbitration agreement included in the framework financial transactions agreement entered into by that party and Banco Santander, S.A. in 1998, as well as the termination of the obligation that allegedly binds the insolvent party to the High Council of Chambers of Commerce (Spanish Arbitration Court). Banco Santander, S.A. filed its reply to the complaint on June 21, 2013, although it has repeatedly questioned the court’s objective jurisdiction to hear the complaint, as has the High Council of Chambers of Commerce, Industry and Shipping. The Commercial Court dismissed the motions for declinatory exception filed by Banco Santander and also dismissed the motion for declinatory exception filed by the High Council. These decisions have been appealed.

On December 30, 2013, Banco Santander filed a complaint requesting the termination of the insolvency proceeding of Delforca 2008, S.A. due to supervening disappearance of the alleged insolvency of the company.

In addition, in April 2009 Mobilaria Monesa, S.A. (parent of Delforca 2008, S.A.) filed a claim against Banco Santander, S.A. at Santander Court of First Instance no. 5, claiming damages which it says it incurred as a result of the (in its opinion) unwarranted claim filed by the Bank against its subsidiary, reproducing the same objections as Delforca 2008, S.A. This proceeding has currently been stayed on preliminary civil ruling grounds, against which Mobilaria Monesa, S.A. filed an appeal which was dismissed by the Cantabria Provincial Appellate Court in a judgment dated January 16, 2014.

Lastly, on April 11, 2012, Banco Santander, S.A. was notified of the claim filed by Delforca 2008, S.A., heard by Madrid Court of First Instance no. 21, in which it sought indemnification for the damage and losses it alleges it incurred due to the (in its opinion) unwarranted claim by the Bank. Delforca 2008, S.A. made the request in a counterclaim filed in the arbitration proceeding that concluded with the annulled award, putting the figure at up to €218 million, although in its present claim it invokes Article 219.3 of the Civil Procedure Law in order to leave for a subsequent proceeding the amount to be settled (as the case may be) by the Bank. The aforementioned Court has dismissed the motion for declinatory exception proposed by Banco Santander, S.A. as the matter has been referred for arbitration. This decision is pending appeal. The Group considers that the risk of loss arising as a result of these matters is remote and, accordingly, it has not recognized any provisions in connection with these proceedings.

•	Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: a claim was filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity’s Bylaws in the event that the entity obtained a profit and that the distribution of this profit were approved by the board of directors. The bonus was not paid in 1994 and 1995 since the bank did not make a profit and partial payments were made from 1996 to 2000, as agreed by the board of directors, and the relevant clause was eliminated in 2001. The Regional Employment Court ordered the bank to pay this half-yearly bonus in September 2005 and the bank filed an appeal against the decision at the High Employment Court (“TST”) and, subsequently, at the Federal Supreme Court (“STF”). The TST confirmed the judgment against the bank, whereas the STF rejected the extraordinary appeal filed by the bank in a decision adopted by only one of the Court members, thereby also upholding the order issued to the bank. This decision was appealed by the bank and the association. Only the appeal lodged by the bank has been given leave to proceed and will be decided upon by the STF in plenary session.

•	“Planos economicos”: Like the rest of the banking system, Santander Brazil has been the subject of claims from customers, mostly depositors, and of class actions brought for a common reason, arising from a series of legislative changes relating to the calculation of inflation (“planos economicos”). The claimants considered that their vested rights had been impaired due to the immediate application of these adjustments. In April 2010, the High Court of Justice (“STJ”) set the limitation period for these class actions at five years, as claimed by the banks, rather than twenty years, as sought by the claimants, which will probably significantly reduce the number of actions brought and the amounts claimed in this connection. As regards the substance of the matter, the decisions issued to date have been adverse for the banks, although two proceedings have been brought at the STJ and the Supreme Federal Court (“STF”) with which the matter is expected to be definitively settled. In August 2010, STJ handed down a decision finding for the plaintiffs in terms of substance, but excluding one of the “planos” from the claim, thereby reducing the amount thereof, and once again confirming the five-year statute of limitations period. Shortly thereafter, the STF issued an injunctive relief order whereby the proceedings in progress in this connection were stayed until this court issues a final decision on the matter. In spite of the fact STF started the judgement on November 2013, a formal ruling has not been issued and there is no assurance of when a formal ruling will be handed down by either the STJ or the STF.

•	Proceeding under Civil Procedure Law (case no. 1043/2009) conducted at Madrid Court of First Instance no. 26, following a claim brought by Banco Occidental de Descuento, Banco Universal, C.A. against the Bank for USD 150 million in principal plus USD 4.7 million in interest, upon alleged termination of an escrow contract.

The court upheld the claim but did not make a specific pronouncement on costs. A judgment handed down by the Madrid Provincial Appellate Court on October 9, 2012 upheld the appeal lodged by the Bank and dismissed the appeal lodged by Banco Occidental de Descuento, Banco Universal, C.A., dismissing the claim. The dismissal of the claim was confirmed in an ancillary order to the judgment dated December 28, 2012. An appeal was filed at the Supreme Court by Banco Occidental de Descuento against the Madrid Provincial Appellate Court decision. The Bank has challenged the appeal. The Bank has not recognized any provisions in this connection.

•	On January 26, 2011, notice was served on the Bank of an ancillary insolvency claim to annul acts detrimental to the assets available to creditors as part of the voluntary insolvency proceedings of Mediterráneo Hispa Group, S.A. at Murcia Commercial Court no. 2. The aim of the principal action is to request annulment of the application of the proceeds obtained by the company undergoing insolvency from an asset sale and purchase transaction involving €32 million in principal and €2.7 million in interest. On November 24, 2011, the hearing was held with the examination of the proposed evidence. Upon completion of the hearing, it was resolved to conduct a final taking of evidence. In a judgment dated November 13, 2013, the Court dismissed the complaint in full. The judgment has been appealed by the complainants.

•	The bankruptcy of various Lehman Group companies was made public on September 15, 2008. Various customers of Santander Group were affected by this situation since they had invested in securities issued by Lehman or in other products which had such assets as their underlying.

As of the date of this report, certain claims had been filed in relation to this matter. The Bank’s directors and its legal advisers consider that the various Lehman products were sold in accordance with the applicable legal regulations in force at the time of each sale or subscription and that the fact that the Group acted as intermediary would not give rise to any liability for it in relation to the insolvency of Lehman. Accordingly, the risk of loss is considered to be remote and, as a result, the Group has not recognized any provisions in this connection.

•	The intervention, on the grounds of alleged fraud, of Bernard L. Madoff Investment Securities LLC (“Madoff Securities”) by the US Securities and Exchange Commission (“SEC”) took place in December 2008. The exposure of customers of the Group through the Optimal Strategic US Equity (“Optimal Strategic”) subfund was €2,330 million, of which €2,010 million related to institutional investors and international private banking customers, and the remaining €320 million made up the investment portfolios of the Group’s private banking customers in Spain, who were qualifying investors.

As of the date of this report, certain claims had been filed in relation to this matter. The Group considers that it has at all times exercised due diligence and that these products have always been sold in a transparent way pursuant to applicable legislation and established procedures. Therefore, except for a specific case in which the decisions handed down partially upheld the claim based on the particular circumstances of that case (which has been appealed against by the Bank), the risk of loss is considered to be remote. Accordingly, the Group has not recognized any provisions in this connection.

•	At the end of the first quarter of 2013, news stories were published stating that the public sector was debating the validity of the interest rate swaps arranged between various financial institutions and public sector companies in Portugal, particularly in the public transport industry.

The swaps under debate included swaps arranged by Banco Santander Totta with the public companies Metropolitano de Lisboa, E.P.E. (MdL), Metro de Porto, S.A. (MdP), Sociedade de Transportes Colectivos do Porto, S.A. (STCP) and Companhia Carris de Ferro de Lisboa, S.A. (Carris). These swaps were arranged prior to 2008, i.e. before the start of the financial crisis, and had been executed without incident.

In view of this situation Banco Santander Totta took the initiative to request a court judgment on the validity of the swaps in the jurisdiction of the United Kingdom to which the swaps are subject. The corresponding claims were filed in May 2013.

After the Bank had filed the claims, the four companies (MdL, MdP, STCP and Carris) notified Banco Santander Totta that they were suspending payment of the amounts owed under the swaps until a final decision had been handed down in the UK jurisdiction in the proceedings. MdL, MdP and Carris suspended payment in September 2013 and STCP did the same in December 2013.

Consequently, Banco Santander Totta extended each of the claims to include the unpaid amounts.

On November 29, 2013, the companies presented their defences in which they claimed, namely, that the swaps were null and void under Portuguese law and, accordingly, that they should be refunded the amounts paid.

On February 14, 2014, Banco Santander Totta presented its replies and defences to counterclaims, restating its case and denying the companies’ arguments, as set out in their November 29 defences.

On April 4, 2014, the companies submitted their replies to the defences to counterclaims. These proceedings are still in progress.

The Bank and its legal advisers consider that the Bank acted at all times in accordance with applicable legislation and under the terms of the swaps, and take the view that the UK courts will confirm the full validity and effectiveness of the swaps. As a result, the Bank has not recognized any provisions in connection with this matter.

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

With the information available to it, the Group considers that at December 31, 2013, 2012 and 2011, it had reliably estimated the obligations associated with each proceeding and had recognized, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal situations. It also believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position or results of operations.

26.	Other liabilities

The detail of Other liabilities in the consolidated balance sheets is as follows:

	Millions of euros
	2013	2012	2011

Transactions in transit	505	784	866
Accrued expenses and deferred income	5,004	5,124	5,413
Other	2,774	2,054	3,237

	8,283	7,962	9,516

27.	Tax matters

a)	Consolidated Tax Group

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

b)	Years open for review by the tax authorities

At December 31, 2013, the Consolidated Tax Group had the years from 2005 to 2013 open for review in relation to the main taxes applicable to it.

The other entities have the corresponding years open for review, pursuant to their respective tax regulations.

In 2013 there were no developments with a significant impact in connection with the tax disputes at various instances which were pending resolution at December 31, 2012.

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

The reconciliation of the income tax expense calculated at the tax rate applicable in Spain (30%) to the income tax expense recognized and the detail of the effective tax rate are as follows:

	Millions of euros
	2013	2012	2011

Consolidated operating profit (loss) before tax:
From continuing operations	7,652	3,583	7,858
From discontinued operations	(18)	99	32

	7,634	3,682	7,890

Income tax at tax rate applicable in Spain (30%)	2,290	1,105	2,367
Effect of application of the various tax rates applicable in each country (*)	96	170	390
Of which:
Brazil	304	318	390
United Kingdom	(90)	(96)	(52)
United States	37	43	113
Chile	(105)	(108)	(112)
Effect of profit or loss of associates and jointly controlled entities	(153)	(128)	(17)
Effect of gains not subject to taxation (1)	(61)	(186)	(262)
Effect of deduction of goodwill in Brazil	(274)	(414)	(414)
Tax effect on local books of transactions eliminated on consolidation	(42)	(86)	(188)
Permanent differences	254	158	(104)

Current income tax	2,110	619	1,772

Effective tax rate	27.64%	16.82%	22.46%

Of which:
Continuing operations	2,113	590	1,755
Discontinued operations (Note 37)	(3)	29	17
Of which:
Current tax	3,511	3,066	3,206
Deferred taxes	(1,401)	(2,447)	(1,434)
Taxes paid in the year	3,577	3,162	1,924

(*)	Calculated by applying the difference between the tax rate applicable in Spain and the tax rate applicable in each jurisdiction to the profit or loss contributed to the Group by the entities which operate in each jurisdiction.
(1)	Tax effect of the sale of Banco Santander Colombia, S.A. in 2012 and of SCUSA in 2011 (see Note 3).

d)	Tax recognized in equity

In addition to the income tax recognized in the consolidated income statement, the Group recognized the following amounts in consolidated equity in 2013, 2012 and 2011:

	Millions of euros
	2013	2012	2011

Net tax credited (charged) to equity:
Measurement of available-for-sale fixed-income securities	162	(283)	9
Measurement of available-for-sale equity securities	(51)	(64)	(83)
Measurement of cash flow hedges	(38)	23	(1)
Actuarial gains (losses)	(331)	538	326
Measurement of entities accounted for using the equity method	39	(15)	4

	(219)	199	255

e)	Deferred taxes

Tax assets in the consolidated balance sheets includes debit balances with the Spanish Public Treasury relating to deferred tax assets. Tax liabilities includes the liability for the Group’s various deferred tax liabilities.

On June 26, 2013, the Basel III legal framework was included in European law through Directive 2013/36 (CRD IV) and Regulation 575/2013 on prudential requirements for credit institutions and investment firms (CRR), directly applicable in every Member State as from January 1, 2014, albeit with a gradual timetable with respect to the application of, and compliance with, various requirements.

This new legislation establishes that deferred tax assets, the use of which relies on future profits being obtained, must be deducted from regulatory capital.

In this regard, pursuant to Basel III, in recent years several countries have amended their tax regimes with respect to certain deferred tax assets so that they may continue to be considered regulatory capital since their use does not rely on the future profits of the entities that generate them (referred to hereinafter as “monetisable tax assets”).

Italy had a very similar regime to that described above, which was introduced by Decree-Law no. 225, of December 29, 2010, and amended by Law no. 10, of February 26, 2011.

In addition, in 2013 in Brazil, by means of Provisional Measure no. 608, of February 28, 2013 and, in Spain, through Royal Decree-Law 14/2013, of November 29, tax regimes were established whereby certain deferred tax assets (arising from credit loss provisions in Brazil and credit loss provisions, provisions for foreclosed assets and pension and pre-retirement obligations in Spain), may be converted into tax receivables in specific circumstances. As a result, their use does not rely on the entities obtaining future profits and, accordingly, they are exempt from deduction from regulatory capital.

The detail of deferred tax assets, by classification as monetisable or non-monetisable assets, and of deferred tax liabilities at December 31, 2013 is as follows:

	Millions of euros
	2013		2012	2011
	Monetisable (*)	Other

Tax assets:	7,902	13,166	20,942	18,455
Tax losses and tax credits	—	5,523	7,643	5,862
Temporary differences	7,902	7,643	13,299	12,593
Of which:
Non-deductible provisions	—	2,365	2,353	2,212
Valuation of financial instruments	—	1,213	1,700	1,715
Credit losses	3,989	920	3,341	2,609
Pensions	3,286	553	2,897	2,482
Valuation of tangible and intangible assets	627	522	731	1,075

Tax liabilities:	—	1,825	2,603	2,865
Temporary differences	—	1,825	2,603	2,865
Of which:
Valuation of financial instruments	—	729	1,314	934
Leasing	—	461	760	1,094

(*)	Not deducted from regulatory capital

The changes in Tax assets - Deferred and Tax liabilities - Deferred in the last three years were as follows:

	Millions of euros
	Balances at December 31, 2012	(Charge)/ Credit to income	Foreign currency balance translation differences and other items	(Charge)/ Credit to asset and liability valuation adjustments	Acquisitions for the year (net)	Balances at December 31, 2013

Deferred tax assets	20,942	1,236	(494)	(616)	—	21,068
Deferred tax liabilities	(2,603)	165	259	361	(7)	(1,825)

	18,339	1,401	(235)	(255)	(7)	19,243

	Millions of euros
	Balances at December 31, 2011	(Charge)/ Credit to income	Foreign currency balance translation differences and other items	(Charge)/ Credit to asset and liability valuation adjustments	Acquisitions for the year (net)	Balances at December 31, 2012

Deferred tax assets	18,455	2,211	(28)	326	(22)	20,942
Deferred tax liabilities	(2,865)	236	197	(201)	30	(2,603)

	15,590	2,447	169	125	8	18,339

	Millions of euros
	Balances at December 31, 2010	(Charge)/ Credit to income	Foreign currency balance translation differences and other items	(Charge)/ Credit to asset and liability valuation adjustments	Acquisitions for the year (net)	Balances at December 31, 2011

Deferred tax assets	17,467	1,081	(198)	299	(194)	18,455
Deferred tax liabilities	(4,113)	353	784	112	(1)	(2,865)

	13,354	1,434	586	411	(195)	15,590

f)	Other information

In conformity with the Listing Rules Instrument 2005 published by the UK Financial Conduct Authority, it is hereby stated that shareholders of the Bank resident in the United Kingdom will be entitled to a tax credit in respect of the withholdings the Bank is required to make from the dividends to be paid to them. The shareholders of the Bank resident in the United Kingdom who hold their ownership interest in the Bank through Santander Nominee Service will be informed directly of the amount thus withheld and of any other data they may require to complete their tax returns in the United Kingdom. The other shareholders of the Bank resident in the United Kingdom should contact their bank or securities broker.

28.	Non-controlling interests

Non-controlling interests include the net amount of the equity of subsidiaries attributable to equity instruments that do not belong, directly or indirectly, to the Bank, including the portion attributed to them of profit for the year.

a)	Breakdown

The detail, by Group company, of Equity - Non-controlling interests is as follows:

	Millions of euros
	2013	2012	2011

Banco Santander (Brasil), S.A.	4,292	4,920	3,525
Bank Zachodni WBK S.A.	1,372	168	62
Grupo Financiero Santander México, S.A.B. de C.V.	978	1,296	5
Banco Santander - Chile	950	1,027	916
Banesto	—	627	559
Other companies	568	609	499

	8,160	8,647	5,566

Profit/(Loss) for the year attributable to non-controlling interests	1,154	768	788
Of which:
Banco Santander (Brasil), S.A.	494	585	516
Banco Santander - Chile	221	208	183
Grupo Financiero Santander México, S.A.B. de C.V.	251	59	2
Bank Zachodni WBK S.A.	123	13	8
Banesto	—	(138)	3
Other companies	65	41	76

	9,314	9,415	6,354

b)	Changes

The changes in Non-controlling interests are summarized as follows:

	Millions of euros
	2013	2012	2011

Balance at beginning of year	9,415	6,354	5,860
Banesto Group merger (Note 3)	(455)	—	—
Changes in scope of consolidation	199	27	132
Change in proportion of ownership interest	925	3,337	405
Dividends paid to non-controlling interests	(747)	(409)	(431)
Changes in capital and other items	57	(10)	57
Profit for the year attributable to non-controlling interests	1,154	768	788
Valuation adjustments (including exchange differences)	(1,234)	(652)	(457)

Balance at end of year	9,314	9,415	6,354

As described in Note 3, in 2011 the Group sold 9.72% of the share capital of Banco Santander - Chile. The selling price amounted to USD 1,241 million, which gave rise to increases of EUR 434 million in Reserves and EUR 373 million in Non-controlling interests.

Also, as indicated in Note 3, in 2012 the Group sold 24.9% of its ownership interest in Grupo Financiero Santander México, S.A.B. de C.V., thus giving rise to an increase of EUR 1,092 million in Reserves, EUR 1,493 million in Non-controlling interests and EUR 263 million in Valuation adjustments - Exchange differences.

In January and March 2012 the Group transferred shares accounting for 4.41% and 0.77% of Banco Santander (Brasil) S.A. to two leading international financial institutions, generating an increase in the balance of Non-controlling interests of EUR 1,532 million (see Note 34).

Lastly, in 2013 the Group reduced its ownership interest in Bank Zachodni WBK S.A. to 70%, thereby generating an increase in the balance of Non-controlling interests of EUR 1,329 million (see Note 3).

The foregoing changes are shown in the consolidated statement of changes in total equity.

c)	Other information

The financial information on the subsidiaries with significant non-controlling interests at December 31, 2013 is summarized below:

	Millions of euros (*)
	Banco Santander (Brazil)	Banco Santander (Chile)	Grupo Financiero Santander (Mexico)	Bank Zachodni WBK

Total assets	133,925	38,553	48,398	25,106
Total liabilities	122,383	36,431	45,584	23,230

Net assets	11,542	2,122	2,814	1,876

Total income	13,565	2,261	3,040	1,331

Total profit	2,044	624	936	447

(*)	Information prepared in accordance with the segment reporting criteria described in Note 52 and, therefore, it does not coincide with the information published separately by each entity.

29.	Valuation adjustments

The balances of Valuation adjustments include the amounts, net of the related tax effect, of the adjustments to assets and liabilities recognized temporarily in equity through the consolidated statement of recognized income and expense. The amounts arising from subsidiaries are presented, on a line by line basis, in the appropriate items according to their nature.

It should be noted that the consolidated statement of recognized income and expense presents items separately according to their nature, grouping together those which, pursuant to the applicable accounting standards, will not be subsequently reclassified to profit or loss when the requirements established by the related accounting standards are met. Also, with respect to items that may be reclassified to profit or loss, the consolidated statement of recognized income and expense includes changes in Valuation adjustments as follows:

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

The breakdown, by type of instrument and geographical origin of the issuer, of Valuation adjustments - Available-for-sale financial assets at December 31, 2013, 2012 and 2011 is as follows:

	Millions of euros
	December 31, 2013				December 31, 2012				December 31, 2011
	Revaluation gains	Revaluation losses	Net revaluation gains/ (losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/ (losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/ (losses)	Fair value

Debt instruments
Government debt securities and debt instruments issued by central banks
Spain	356	(496)	(140)	25,664	68	(1,286)	(1,218)	29,288	125	(1,175)	(1,050)	29,976
Rest of Europe	28	(143)	(115)	12,080	112	(179)	(66)	10,891	18	(507)	(489)	4,959
Latin America and rest of the world	38	(217)	(179)	17,134	627	(37)	589	23,759	426	(48)	378	22,058
Private-sector debt securities	258	(280)	(22)	24,966	215	(184)	31	23,786	264	(352)	(88)	24,596

	680	(1,136)	(456)	79,844	1,022	(1,686)	(664)	87,724	833	(2,082)	(1,249)	81,589

Equity instruments
Domestic
Spain	132	(10)	122	1,432	201	(34)	167	1,233	68	(91)	(23)	1,433
International
Rest of Europe	158	(25)	133	974	75	(46)	29	1,135	111	(160)	(49)	1,279
United States	20	(1)	19	661	15	(5)	10	1,022	94	(35)	59	1,032
Latin America and rest of the world	235	(18)	217	888	265	(56)	209	1,152	352	(67)	285	1,280

	545	(54)	491	3,955	556	(141)	415	4,542	625	(353)	272	5,024

Of which:
Listed	313	(26)	287	1,330	311	(68)	243	1,849	424	(255)	169	2,745
Unlisted	232	(28)	204	2,625	245	(73)	172	2,693	201	(98)	103	2,279

	1,225	(1,190)	35	83,799	1,578	(1,827)	(249)	92,266	1,458	(2,435)	(977)	86,613

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

In the case of quoted equity instruments, when the changes in the fair value of the instrument under analysis are assessed, the duration and significance of the fall in its market price below cost for the Group is taken into account. As a general rule, for these purposes the Group considers a significant fall to be a 40% drop in the value of the asset or a continued fall over a period of 18 months. Nevertheless, it should be noted that the Group assesses, on a case-by-case basis each of the securities that have suffered losses, and monitors the performance of their prices, recognizing an impairment loss as soon as it is considered that the recoverable amount could be affected, even though the price may not have fallen by the percentage or for the duration mentioned above.

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

At the end of 2013 the Group performed the assessment described above and recognized in the consolidated income statement impairment losses of EUR 89 million in respect of debt instruments (2012: EUR 18 million; 2011: EUR 125 million, of which EUR 106 million related to Greek sovereign debt) and of EUR 169 million in respect of equity instruments which had suffered a significant and prolonged fall in price at December 31, 2013 (2012: EUR 344 million; 2011: EUR 704 million, of which EUR 592 million related to the impairment of the ownership interests in Iberdrola, S.A. and Assicurazioni Generali SpA).

At the end of 2013, 65.05% of the losses recognized under Valuation adjustments - Available-for-sale financial assets arising from debt securities had been incurred in more than twelve months. Most of the losses on government debt securities recognized in the Group’s equity (approximately 68.71% of the total) related to the decline in value of Spanish and Portuguese government debt securities. This decline in value was not prompted by interest rate changes but rather by an increase in the credit risk spreads due to Eurozone debt market tensions in recent years; there had not been any default on payments of interest nor was there any evidence that the issuers would fail to continue to meet their payment obligations in the future, with respect both to principal and interest, and thus prevent recovery of the carrying amount of such securities.

At the end of 2013, 45.82% of the losses recognized under Valuation adjustments - Available-for-sale financial assets arising from equity instruments had been incurred in more than twelve months. After carrying out the aforementioned assessment, the Group concluded that, given its ability and intention to hold the securities in the long term, it did not expect the factors giving rise to the decline in value described above to have an impact on future cash flows and, therefore, no impairment loss was required to be recognized at year-end.

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

The changes in 2013 and 2012 reflect the effect arising from the depreciation of foreign currencies, mainly of the Brazilian real. The changes in 2011 reflect the effect arising from the appreciation or depreciation of foreign currencies, mainly of the pound sterling and the Brazilian real.

Of the change in the balance in these years, a loss of EUR 1,665 million in 2013, EUR 388 million in 2012 and EUR 771 million in 2011 related to the measurement of goodwill.

The detail, by country, of Valuation adjustments - Hedges of net investments in foreign operations and Valuation adjustments - Exchange differences is as follows:

	Millions of euros
	2013	2012	2011

Net balance at end of year	(10,642)	(5,970)	(3,208)
Of which:
Arising on consolidation:
Subsidiaries:	(10,642)	(5,970)	(3,208)
Brazil Group	(5,480)	(2,627)	713
Santander UK Group	(2,364)	(2,096)	(2,405)
Mexico Group	(1,171)	(900)	(1,217)
Argentina Group	(618)	(287)	(141)
Chile Group	(453)	(80)	23
SHUSA Group	(352)	(50)	27
Other	(204)	70	(208)

d)	Entities accounted for using the equity method

Valuation adjustments - Entities accounted for using the equity method includes the amounts of valuation adjustments recognized in equity arising from associates and jointly controlled entities.

The changes in Valuation adjustments - Entities accounted for using the equity method were as follows:

	Millions of euros
	2013	2012	2011

Balance at beginning of year	(152)	(95)	—
Revaluation gains (losses)	(283)	(61)	(38)
Net amounts transferred to profit or loss	23	21	—
Transfers	(34)	(17)	(57)

Balance at end of year	(446)	(152)	(95)

Of which:
Metrovacesa, S.A.	(63)	(55)	(34)
Zurich Santander Insurance América S.L.	(90)	49	(14)
Santander Consumer USA Inc.	(145)	(92)	—

e)	Other valuation adjustments

Valuation adjustments - Other valuation adjustments include the actuarial gains and losses and the return on plan assets, less the administrative expenses and taxes inherent to the plan, and any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability (asset).

The changes in this balance are shown in the consolidated statement of recognized income and expense, and the most significant changes in 2013 related to:

•	Decrease of EUR 707 million in the cumulative actuarial gains and losses relating to the Group’s entities in Brazil, due basically to the change in the main actuarial assumptions – an increase in the discount rate from 8.70% to 11.24%.

•	Increase of EUR 697 million in the cumulative actuarial gains and losses relating to the Group’s businesses in the UK, due basically to the change in the main actuarial assumptions – an increase in the CPI from 2.85% to 3.40% and a reduction in the discount rate from 4.5% to 4.45%.

•	Also, changes arose as a result of fluctuations in exchange rates, mainly in Brazil.

30.	Shareholders’ equity

Shareholders’ equity includes the amounts of equity contributions from shareholders, accumulated profit or loss recognized through the consolidated income statement, and components of compound financial instruments having the substance of permanent equity. Amounts arising from subsidiaries are presented in the appropriate items based on their nature.

The changes in Shareholders’ equity are presented in the consolidated statement of changes in total equity. Significant information on certain items of Shareholders’ equity and the changes therein in 2013 is set forth below.

31.	Issued capital

a)	Changes

At December 31, 2010, the share capital consisted of 8,329,122,098 shares with a total par value of EUR 4,164.5 million.

On February 1, 2011, the bonus issue through which the “Santander Dividendo Elección” scrip dividend scheme (see Note 4) is instrumented took place, whereby 111,152,906 shares (1.33% of the share capital) relating to bonus share rights were issued in the proportion of one new share for 65 existing shares, for an amount of EUR 55.5 million.

Additionally, on October 7, 2011, after completion on October 3, 2011 of the period for the voluntary conversion of “Valores Santander” into shares, and in accordance with the terms established in the prospectus, 1,223,457 new shares were issued to cater for this exchange.

On November 2, 2011, the bonus issue through which the “Santander Dividendo Elección” scrip dividend scheme is instrumented took place, whereby 125,742,571 shares (1.49% of the share capital) were issued, corresponding to a capital increase of EUR 62.8 million.

Finally, 341,802,171 new shares (3.837% of the share capital) with a par value of EUR 171 million and a share premium of EUR 1,773 million were issued on December 30, 2011 within the framework of the repurchase offer made to the holders of Series X preference shares issued by Santander Finance Capital, who, upon accepting this offer, irrevocably requested to subscribe new shares of the Bank for the amount received by them in the repurchase.

At December 31, 2011, the Bank’s share capital consisted of 8,909,043,203 shares with a total par value of EUR 4,454.5 million.

On January 31, 2012 and May 2, 2012, the bonus issues through which the “Santander Dividendo Elección” scrip dividend scheme is instrumented took place, whereby 167,810,197 and 284,326,000 shares (1.85% and 3.04% of the share capital, respectively) were issued, giving rise to bonus issues of EUR 83.9 million and EUR 142.2 million, respectively.

The shareholders at the annual general meeting on March 30, 2012 resolved to grant holders of “Valores Santander” (see Note 34.a) the option to request the voluntary conversion of their shares on four occasions prior to October 4, 2012, the date of their mandatory conversion. As a result of the exercise of this option and of the mandatory conversion, 73,927,779 shares were issued on June 7, 193,095,393 on July 5, 37,833,193 on August 7, 14,333,873 on September 6 and 200,311,513 on October 9, 2012, relating to capital increases of EUR 37 million, EUR 97 million, EUR 19 million, EUR 7 million and EUR 100 million, respectively.

Also, on July 31, 2012 and November 2, 2012, the bonus issues through which the “Santander Dividendo Elección” scrip dividend scheme is instrumented took place, whereby 218,391,102 and 222,107,497 shares (2.22% and 2.15% of the share capital, respectively) were issued, giving rise to bonus issues of EUR 109.2 and EUR 111.1 million, respectively.

At December 31, 2012, the Bank’s share capital consisted of 10,321,179,750 shares with a total par value of EUR 5,161 million.

On January 30, 2013, April 30, 2013, July 31, 2013 and October 31, 2013, the bonus issues through which the “Santander Dividendo Elección” scrip dividend scheme is instrumented took place, whereby 217,503,395, 270,917,436, 282,509,392 and 241,310,515 shares (2.06%, 2.51%, 2.55% and 2.13% of the share capital, respectively) were issued, giving rise to bonus issues of EUR 108.8 million, EUR 135.5 million, EUR 141.3 million and EUR 120.7 million, respectively.

At December 31, 2013, the Bank’s share capital consisted of 11,333,420,488 shares with a total par value of EUR 5,667 million.

The Bank’s shares are listed on the Spanish Stock Market Interconnection System and on the New York, London, Milan, Lisbon, Buenos Aires and Mexico Stock Exchanges, and all of them have the same features and rights. At December 31, 2013, the only shareholders listed in the Bank’s shareholders register with ownership interests of more than 3% were State Street Bank & Trust (with a 9.33% holding), Chase Nominees Limited (with a 7.05% holding), The Bank of New York Mellon (with a 5.35% holding), EC Nominees Ltd. (with a 4.57% holding), Clearstream Banking (with a 3.49% holding) and Guaranty Nominees (with a 3.29% holding).

However, the Bank understands that these ownership interests are held in custody on behalf of third parties and that none of the above, as far as the Bank is aware, has an ownership interest of more than 3% of the Bank’s share capital or voting power.

b)	Other considerations

The shareholders at the annual general meeting held on March 22, 2013 authorized additional share capital of EUR 2,635 million. The Bank’s directors have until March 22, 2016 to carry out capital increases up to this limit. The resolution empowers the board to fully or partially disapply the pre-emption right in accordance with the terms of Article 506 of the Spanish Limited Liability Companies Law, although this power is limited to EUR 1,054 million.

The shareholders at the annual general meeting of March 22, 2013 resolved to increase the Bank’s capital by a par value of EUR 500 million and granted the board the broadest powers to set the date and establish the terms and conditions of this capital increase within one year from the date of the aforementioned annual general meeting. If the board does not exercise the powers delegated to it within the period established by the annual general meeting, these powers will be rendered null and void.

In addition, the aforementioned annual general meeting authorized the board to issue fixed-income securities, convertible into or exchangeable for shares of the Bank, for up to a total of EUR 10,000 million or the equivalent amount in another currency. The Bank’s directors have until March 22, 2018 to execute this resolution.

At December 31, 2013, the shares of the following companies were listed on official stock markets: Banco Santander Río, S.A.; Grupo Financiero Santander México, S.A.B. de C.V.; Banco Santander - Chile; Cartera Mobiliaria, S.A., SICAV; Santander Chile Holding S.A.; Banco Santander (Brasil) S.A. and Bank Zachodni WBK S.A.

At December 31, 2013, the number of Bank shares owned by third parties and managed by Group management companies (mainly portfolio, collective investment undertaking and pension fund managers) and managed jointly was 54 million, which represented 0.48% of the Bank’s share capital. In addition, the number of Bank shares owned by third parties and received as security was 227.2 million (equal to 2% of the Bank’s share capital).

At December 31, 2013, the capital increases in progress at Group companies and the additional capital authorized by their shareholders at the respective general meetings were not material at Group level (see Appendix V).

32.	Share premium

Share premium includes the amount paid up by the Bank’s shareholders in capital issues in excess of the par value.

The Spanish Limited Liability Companies Law expressly permits the use of the share premium account balance to increase capital at the entities at which it is recognized and does not establish any specific restrictions as to its use.

The increase in the balance of the Share premium in 2012 and 2011 relates to the capital increases detailed in Note 31.a. In 2013 the balance of the Share premium was reduced by EUR 506 million to cater for the capital increases arising from the “Santander Dividendo Elección” scrip dividend scheme. Also, in 2013 an amount of EUR 102 million was transferred from the Share premium account to the Legal reserve (2012: EUR 141 million; 2011: EUR 24 million) (see Note 33.b.i).

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

b)	Breakdown

The detail of Accumulated reserves (losses) and Reserves (losses) of entities accounted for using the equity method is as follows:

	Millions of euros
	2013	2012	2011

Accumulated reserves (losses):
Restricted reserves-
Legal reserve	1,134	1,032	857
Reserve for treasury shares	1,509	1,549	821
Revaluation reserve Royal Decree-Law 7/1996	43	43	43
Reserve for retired capital	11	11	11
Voluntary reserves	3,220	125	1,246
Consolidation reserves attributable to the Bank	7,968	8,551	7,107
Reserves at subsidiaries	23,973	25,587	22,836

	37,858	36,898	32,921
Reserves (losses) of entities accounted for using the equity method:
Associates	263	255	59

	38,121	37,153	32,980

i.	Legal reserve

Under the Consolidated Spanish Limited Liability Companies Law, 10% of net profit for each year must be transferred to the legal reserve. These transfers must be made until the balance of this reserve reaches 20% of the share capital. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount.

In 2013 the Bank transferred EUR 102 million from the Share premium account to the Legal reserve. In 2012 the Bank transferred EUR 141 million from the Share premium account and EUR 34 million of 2011 profit to the Legal reserve. In 2011 the Bank transferred EUR 24 million from the Share premium account to the Legal reserve.

Consequently, once again, after the capital increases described in Note 31 had been carried out, the balance of the Legal reserve reached 20% of the share capital, and at December 31, 2013 the Legal reserve was at the stipulated level.

ii.	Reserve for treasury shares

Pursuant to the Consolidated Spanish Limited Liability Companies Law, a restricted reserve has been recognized for an amount equal to the carrying amount of the Bank shares owned by subsidiaries. The balance of this reserve will become unrestricted when the circumstances that made it necessary to record it cease to exist. Additionally, this reserve covers the outstanding balance of loans granted by the Group secured by Bank shares and the amount equivalent to loans granted by Group companies to third parties for the acquisition of treasury shares.

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

iv.	Reserves of subsidiaries and jointly controlled entities

The detail, by company, of Reserves of subsidiaries and jointly controlled entities, based on the companies’ contribution to the Group (considering the effect of consolidation adjustments) is as follows:

	Millions of euros
	2013	2012	2011

Banco Santander (Brasil), S.A. (Consolidated Group)	6,478	5,237	4,395
Santander UK Group	5,428	4,764	4,189
Banesto (*)	—	4,327	4,341
Banco Santander – Chile	2,736	3,072	2,691
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander	2,573	2,104	2,399
Banco Santander Totta, S.A. (Consolidated Group)	1,890	1,860	1,985
Santander Consumer Finance Group	1,189	1,351	794
Santander Holdings USA	1,084	624	122
Santander Seguros y Reaseguros, Compañía Aseguradora, S.A.	515	387	432
Banco Banif, S.A. (*)	—	349	307
Banco Santander Río, S.A.	395	61	(77)
Banco Santander International	348	288	245
Cartera Mobiliaria, S.A., SICAV	339	329	334
Banco Santander (Suisse) SA	242	333	84
Santander Investment, S.A.	222	219	247
Bank Zachodni WBK, S.A.	175	62	—
Exchange differences, consolidation adjustments and other companies (**)	359	220	348

	23,973	25,587	22,836

Of which: restricted	2,062	2,241	1,815

(*)	The reserves of these entities are recognized at December 31, 2013 under Voluntary reserves and Consolidation reserves attributable to the Bank as a result of the merger by absorption of the two entities into the Bank (see Note 3).
(**)	Includes the charge relating to cumulative exchange differences in the transition to International Financial Reporting Standards.

34.	Other equity instruments and Treasury shares

a)	Other equity instruments

Other equity instruments includes the equity component of compound financial instruments, the increase in equity due to personnel remuneration, and other items not recognized in other Shareholders’ equity items.

At December 31, 2011, Other equity instruments related mainly to “Valores Santander”, which are described below:

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

Subsequent to issue, Banco Santander, S.A. resolved on several occasions, in accordance with the prospectus, to change the conversion ratio of these securities. The latest revision was carried out in view of the bonus share issue which took place on July 30, 2012, through which the “Santander Dividendo Elección” scrip dividend scheme was instrumented, and the new reference price of the shares of Banco Santander, S.A. for conversion purposes was set at EUR 12.96 per share. Consequently, the new conversion ratio applicable to the “Valores Santander” was 385,802 shares of Banco Santander, S.A. for each “Valor Santander”, the result of dividing the face value of each “Valor Santander” (EUR 5,000) by the aforementioned reference price (EUR 12.96).

The shareholders at the annual general meeting on March 30, 2012 resolved to grant holders of “Valores Santander” the option to request the voluntary conversion of their shares on four occasions prior to October 4, 2012, the date of their mandatory conversion. Specifically, holders of “Valores Santander” who so desired could request the conversion thereof in the 15 calendar days prior to June 4, July 4, August 4 and September 4, 2012. As a result of this option and of the mandatory conversion, on June 7, 2012 195,923 “Valores Santander” were voluntarily converted into Bank shares (July 5, 2012: 511,769 shares; August 7, 2012: 98,092 shares; September 6, 2012: 37,160 shares; October 9, 2012: 519,300 shares). This conversion caused a reduction of EUR 6,811 million in Other equity instruments and increases of EUR 260 million and EUR 6,551 million in Issued capital and Share premium, respectively.

In 2012 interest of EUR 226 million (2011: EUR 268 million) was paid on the “Valores Santander” with a charge to reserves. This interest was recognized under Other increases/(decreases) in equity in the consolidated statement of changes in total equity.

Agreement with Qatar Holding

In October 2010 several investors from the Emirate of Qatar subscribed and paid an issue launched by Banco Santander, S.A. of bonds mandatorily exchangeable for shares of Banco Santander (Brasil), S.A. The issue amounted to USD 2,819 million, of which Qatar Holding subscribed USD 2,719 million. The bonds were set to mature on October 29, 2013, at which time they would be automatically exchanged for shares of Banco Santander (Brasil), S.A. equivalent to 5% of its share capital at the issue date. The exchange price was BRL 23.75 per share (domestic unit) and the bonds pay a coupon in US dollars of 6.75% per annum.

At the issue date, the Group recognized EUR 366 million, relating to the present value of the interest payable, under Financial liabilities at amortized cost - Marketable debt securities and the remaining amount (EUR 1,668 million) in equity under Other equity instruments - Equity component of compound financial instruments.

In January and March 2012 the Group transferred shares representing 4.41% and 0.77% of Banco Santander (Brasil) S.A. to two leading international financial institutions that undertook to deliver these shares to the holders of the bonds convertible into shares of Banco Santander (Brasil) S.A. issued by Banco Santander, S.A. in October 2010 upon the maturity of the bonds and under the terms laid down therein. As a result of these transactions, the balances of Other equity instruments and Valuation adjustments were reduced by EUR 1,668 million and EUR 26 million, respectively, and the balances of Reserves and Non-controlling interests increased by EUR 162 million and EUR 1,532 million, respectively, and, accordingly, there was no impact on Equity.

The delivery of the aforementioned shares took place on November 7, 2013.

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

On October 21, 2013, the Bank’s board of directors amended the regulation of its treasury share policy in order to take into account the criteria recommended by the CNMV, establishing limits on average daily purchase trading and time limits. Also, a maximum price per share was set for purchase orders and a minimum price per share for sale orders.

The Bank’s shares owned by the consolidated companies accounted for 0.013% of issued share capital at December 31, 2013 (December 31, 2012 and 2011: 0.474%).

The average purchase price of the Bank’s shares in 2013 was EUR 5.74 per share and the average selling price was EUR 5.75 per share.

The effect on equity, net of tax, arising from the purchase and sale of Bank shares was a EUR 28 million reduction in 2013 (2012: EUR 85 million increase; 2011: EUR 31 million reduction).

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

Contingent liabilities includes all transactions under which an entity guarantees the obligations of a third party and which result from financial guarantees granted by the entity or from other types of contract. The detail is as follows:

	Millions of euros
	2013	2012	2011

Financial guarantees	13,479	14,437	15,417
Financial bank guarantees	12,186	13,706	14,697
Doubtful guarantees	1,293	731	720
Irrevocable documentary credits	2,430	2,866	2,978
Other bank guarantees and indemnities provided	24,690	27,285	29,093
Other guarantees	24,496	27,089	28,937
Undertakings to provide bank guarantees	194	196	156
Other contingent liabilities	450	445	554
Assets earmarked for third-party obligations	128	108	108
Other contingent liabilities	322	337	446

	41,049	45,033	48,042

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

At December 31, 2013, the Group had recognized provisions of EUR 693 million to cover contingent liabilities (December 31, 2012: EUR 617 million; December 31, 2011: EUR 659 million) (see Note 25).

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

iii. Other contingent liabilities

Other contingent liabilities includes the amount of any contingent liability not included in other items.

b)	Contingent commitments

Contingent commitments includes those irrevocable commitments that could give rise to the recognition of financial assets.

The detail is as follows:

	Millions of euros
	2013	2012	2011

Drawable by third parties	154,314	187,664	181,559
Financial asset forward purchase commitments	82	891	307
Regular way financial asset purchase contracts	8,222	15,040	2,324
Securities subscribed but not paid	12	15	20
Securities placement and underwriting commitments	6	5	5
Documents delivered to clearing houses	9,901	12,132	10,925
Other contingent commitments	260	295	242

	172,797	216,042	195,382

c)	Off-balance-sheet funds under management

The detail of off-balance-sheet funds managed by the Group and by jointly controlled companies is as follows:

	Millions of euros
	2013	2012	2011

Investment funds	93,304	89,176	102,611
Pension funds	10,879	10,076	9,645
Assets under management	20,987	18,889	19,200

	125,170	118,141	131,456

d)	Third-party securities held in custody

At December 31, 2013, the Group held in custody debt securities and equity instruments totaling EUR 853,509 million (December 31, 2012: EUR 725,609 million; December 31, 2011: EUR 768,917 million) entrusted to it by third parties.

36.	Derivatives - Notional amounts and market values of trading and hedging derivatives

The detail of the notional and/or contractual amounts and the market values of the trading and hedging derivatives held by the Group is as follows:

	Millions of euros
	2013		2012		2011
	Notional amount	Market value	Notional amount	Market value	Notional amount	Market value

Trading derivatives:
Interest rate risk-
Forward rate agreements	120,773	(2)	324,031	(7)	205,780	(13)
Interest rate swaps	2,454,752	1,190	2,114,198	2,942	2,344,783	366
Options, futures and other derivatives	605,532	(1,157)	655,091	(487)	782,874	(171)
Credit risk-
Credit default swaps	79,822	49	90,119	18	107,026	(60)
Foreign currency risk-
Foreign currency purchases and sales	186,207	1,935	187,976	278	232,619	(122)
Foreign currency options	45,196	200	49,442	(18)	50,376	32
Currency swaps	255,731	(1,001)	277,392	(436)	226,042	(157)
Securities and commodities derivatives and other	95,634	(1,202)	149,737	(1,714)	187,497	(460)

	3,843,647	12	3,847,986	576	4,136,997	(585)

Hedging derivatives:
Interest rate risk-
Interest rate swaps	219,103	1,456	195,416	2,154	179,010	2,546
Options, futures and other derivatives	2,144	12	8,006	19	2,169	34
Credit risk-
Credit default swaps	760	(14)	833	(7)	1,405	50
Foreign currency risk-
Foreign currency purchases and sales	24,161	630	24,758	(278)	3,351	(8)
Foreign currency options	3,883	409	24,740	(34)	37,724	(9)
Currency swaps	38,760	525	38,895	(399)	21,931	981
Securities and commodities derivatives and other	258	—	278	37	443	(140)

	289,069	3,018	292,926	1,492	246,033	3,454

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

The Group manages the credit risk exposure of these contracts through netting arrangements with its main counterparties and by receiving assets as collateral for its risk positions (see Note 2.f).

The notional amounts and fair values of the hedging derivatives, by type of hedge, is as follows:

	Millions of euros
	2013		2012		2011
	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value

Fair value hedges	229,439	1,257	195,486	1,975	158,096	3,924
Cash flow hedges	55,417	743	56,311	(209)	57,034	(461)
Hedges of net investments in foreign operations	4,213	1,018	41,129	(274)	30,903	(9)

	289,069	3,018	292,926	1,492	246,033	3,454

Following is a description of the main hedges (including the results of the hedging instrument and the hedged item attributable to the hedged risk):

Hedge accounting

The Group, as part of its financial risk management strategy and for the purpose of reducing mismatches in the accounting treatment of its transactions, enters into interest rate, foreign currency or equity hedging derivatives, depending on the nature of the hedged risk.

In line with its objective, the Group classifies its hedges into the following categories:

•	Cash flow hedges: hedge the exposure to variability in cash flows associated with an asset, liability or highly probable forecast transaction. Thus, floating rate issues in foreign currencies, fixed rate issues in non-local currency, floating rate interbank financing and floating rate assets (bonds, commercial credit, mortgages, etc.) are hedged.

•	Fair value hedges: hedge the exposure to changes in the fair value of assets or liabilities attributable to an identified, hedged risk. Thus, the interest rate risk of assets and liabilities (bonds, loans, bills, issues, deposits, etc.) with coupons or fixed interest rates, investments in entities, issues in foreign currencies and deposits and other fixed rate liabilities are hedged.

•	Hedges of net investments in foreign operations: hedge the foreign currency risk of investments in subsidiaries domiciled in countries outside the euro zone.

i. Cash flow hedges

The fair value of the cash flow hedges, net of the related tax effect, is recognized under Valuation adjustments - Cash flow hedges in the Group’s equity. The detail of the terms, from December 31, 2013, within which the amounts recognized under Valuation adjustments - Cash flow hedges in equity will be recognized in the consolidated income statements in the coming years is as follows:

	Millions of euros
2013	Within 1 year	1 to 5 Years	More than 5 Years	Total

Debit balances (losses)	(116)	(54)	(63)	(233)

The net amount recognized as an equity valuation adjustment in 2013, as a result of the cash flow hedges, was a reduction of EUR 14 million.

The net amount transferred from equity to 2013 profit was EUR 416 million, relating to the accrual to the net interest margin of the cash flow hedges.

The impact on 2013 profit and loss of the ineffectiveness of the Group’s cash flow hedges was a net gain of EUR 2 million (see Note 44).

ii. Fair value hedges

In 2013 a net loss of EUR 117 million was recognized (gains of EUR 1,205 million on hedged items and losses of EUR 1,322 million on hedging derivatives) on cash flow hedging transactions (see Note 44). The main transactions were performed by the Bank, the details being as follows:

The financial management area of the Bank, as Parent of the Group, uses derivatives to hedge the interest rate risk and foreign currency risk of the issues of instrumental companies of the Group guaranteed by the Bank. At December 31, 2013, it held hedging derivatives for a notional amount equivalent to EUR 42,101 million, the market value of which represented a gain of EUR 1,745 million which is offset in profit and loss on measurement of the hedged issues. The net result of this hedge is a net loss of EUR 82.3 million.

The main currencies of these fair value hedges are: the euro, with a notional amount of EUR 38,273 million and gains on derivatives of EUR 1,785 million, the US dollar, with a notional amount of EUR 1,692 million and gains on derivatives of EUR 91 million, and sterling, with a notional amount of EUR 1,526 million and a loss on derivatives of EUR 122 million.

Also, the Bank uses derivatives to hedge the interest rate risk of government and corporate bonds recognized as available-for-sale assets for accounting purposes. At December 31, 2013, the notional amount of these derivatives was EUR 3,935 million and their market value gave rise to a loss of EUR 621 million, which was offset by the result of measuring the bonds at their hedged risk, giving rise to a net overall gain on these hedges of EUR 1.8 million.

Lastly, the Bank has two fair value macro-hedges from its merger with Banesto in 2013. At year-end, the notional amount of the related derivatives was EUR 6,096 million and their market value gave rise to a loss of EUR 23.5 million. Including the measurement of the hedged items, the net result of the macro-hedges was a gain of EUR 5.2 million.

iii. Foreign currency hedges (net investments in foreign operations)

As part of its financial strategy, the Group hedges the foreign currency risk arising from its investments in non-euro-zone countries. To this end, it arranges foreign currency derivatives in order to take a long position in euros vis-à-vis the local currency of the investment.

At December 31, 2013, the total notional amount of the hedges of these investments was the equivalent of EUR 19,507 million, of which EUR 12,928 million related to foreign currency swaps, EUR 1,942 million to foreign currency options and EUR 4,638 million to spot foreign currency sales.

By currency,

•	Hedges of the Brazilian real included hedging foreign currency options and swaps amounting to EUR 8,846 million. In 2013 losses amounting to EUR 214 million arising from options that had already expired were taken to reserves. At December 31, 2013, the value of outstanding options represented a net gain of EUR 399 million. Also, the hedging of the Brazilian real includes foreign currency swaps amounting to EUR 6,905 million, with a gain of EUR 720 million.

•	The hedging of the Mexican peso includes foreign currency swaps with a notional amount of EUR 3,185 million and a loss of EUR 2 million.

•	The hedging of the Polish zloty includes foreign currency swaps with a notional amount of EUR 1,651 million and a loss of EUR 40 million, as well as a gain of EUR 6 million on options that had already expired.

•	Lastly, the hedging of the Chilean peso includes outstanding foreign currency swaps with a notional amount of EUR 1,187 million and a gain of EUR 139 million.

In addition to these hedges with derivatives, spot foreign currency sales were made to offset the structural foreign currency risk: spot sales were made of US dollars against euros, which amounted to EUR 1,293 million and gave rise to a gain of EUR 68 million, and of pounds sterling against euros, which totaled EUR 3,345 million and gave rise to a gain of EUR 214 million.

At 2012 year-end, the Group held foreign currency options in this connection with an equivalent euro notional amount of EUR 12,370 million, of which EUR 10,468 million were denominated in Brazilian reals and EUR 1,902 million in Polish zloty. In 2012 losses amounting to EUR 571 million, which arose from the settlement of options that were exercised, were taken to equity. At 2012 year-end, the market value of the options not yet exercised represented an unrealized net loss of EUR 33 million. In addition to foreign currency options, the Group had also arranged other hedging derivatives to round off its hedging of the structural foreign currency risk of its foreign currency investments: Chilean pesos for a notional amount of EUR 2,327 million, which gave rise to a loss of EUR 360 million; Brazilian reals for a notional amount of EUR 2,722 million, with a loss of EUR 377 million; and Mexican pesos for a total notional amount of EUR 4,172 million, with a loss of EUR 266 million.

Lastly, in addition to these hedges involving derivatives, foreign currency spot sales were made to offset structural foreign currency risk. By currency, spot sales were made of US dollars against euros, which amounted to EUR 1,805 million and gave rise to a gain of EUR 38 million, and of pounds sterling against euros, which totaled EUR 6,377 million and gave rise to a loss of EUR 170 million.

At 2011 year-end, the Group held foreign currency options in this connection with an equivalent euro nominal value of EUR 16,688 million, of which EUR 14,456 million were denominated in Brazilian reals, EUR 942 million in Mexican pesos and EUR 1,290 million in Polish zloty. In 2011 losses amounting to EUR 83 million arising from the settlement of options that were exercised in the year were taken to equity. At 2011 year-end, the market value of the options not yet exercised represented an unrealized loss of EUR 71 million. In addition to these foreign currency options, the Group had also arranged other hedging derivatives to round off its strategy for hedging the structural foreign currency risk of its investments in the following currencies: Chilean pesos for a total notional amount of EUR 3,515 million, which gave rise to a gain of EUR 95 million; pounds sterling for a notional amount of EUR 5,604 million, which gave rise to a loss of EUR 168 million in 2011; and Mexican pesos for a total notional amount in currency swaps of EUR 2,880 million, with a gain of EUR 86 million.

Lastly, in addition to these hedges involving derivatives, in 2011 the structural currency risk of the underlying carrying amount in US dollars was neutralized by hedging it directly through the spot sale of US dollars against euros, for a total amount of EUR 2,216 million, which gave rise to a loss of EUR 195 million in 2011.

In line with the purpose of hedging the underlying carrying amount of currency holdings, the overall gains or losses obtained from the aforementioned hedges are offset from an equity position by valuation adjustments in euros of the Group’s investments in its investees.

For their part, the hedges of net investments in foreign operations did not generate gains or losses for ineffectiveness in 2013.

37.	Discontinued operations

No significant operations were discontinued in 2013, 2012 or 2011.

a)	Profit or loss and net cash flows from discontinued operations

The detail of the profit or loss from discontinued operations is set forth below.

The balance sheets and income statements for 2011 and 2012 were restated in order to present Santander UK’s cards business that was acquired from GE (General Electric) in prior years as a discontinued operation (see Note 1.e):

	Millions of euros
	2013	2012	2011

Interest income/(charges)	84	232	242
Net fee and commission income	22	48	65
Gains/losses on financial assets and liabilities	—	—	—
Other operating income/(expenses)	—	(2)	(3)

Total income	106	278	304
Personnel expenses	(7)	(19)	(26)
Other general administrative expenses	(23)	(114)	(123)
Depreciation and amortization	(2)	(6)	(13)
Provisions (net)	(6)	(6)	(11)
Impairment losses on financial assets	(6)	(36)	(97)

Gains (losses) on disposal of assets not classified as non-current assets held for sale	(80)	2	(2)

Profit (loss) before tax	(18)	99	32

Income tax	3	(29)	(17)

Profit (loss) from discontinued operations	(15)	70	15

Additionally, following is a detail of the net cash flows attributable to the operating, investing and financing activities of discontinued operations.

	Millions of euros
	2013	2012	2011

Cash and cash equivalents at beginning of year	—	—	—
Cash flows from operating activities	2	(3)	13
Cash flows from investing activities	(2)	3	(13)
Cash flows from financing activities	—	—	—

Cash and cash equivalents at end of year	—	—	—

b)	Earnings per share relating to discontinued operations

The earnings per share relating to discontinued operations were as follows:

	2013	2012	2011

Basic earnings per share (euros)	(0.00)	0.01	0.00
Diluted earnings per share (euros)	(0.00)	0.01	0.00

38.	Interest and similar income

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

The detail of the main interest and similar income items earned in 2012, 2011 and 2010 is as follows:

	Millions of euros
	2013	2012	2011

Balances with the Bank of Spain and other central banks	2,701	2,693	3,192
Loans and advances to credit institutions	766	1,034	1,061
Debt instruments	6,435	7,093	7,406
Loans and advances to customers	40,206	46,127	46,670
Insurance contracts linked to pensions (Note 25)	11	45	86
Other interest	1,328	1,799	2,203

	51,447	58,791	60,618

Most of the interest and similar income was generated by the Group’s financial assets that are measured either at amortized cost or at fair value through equity.

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

The detail of the main items of interest expense and similar charges accrued in 2012, 2011 and 2010 is as follows:

	Millions of euros
	2013	2012	2011

Balances with the Bank of Spain and other central banks	118	522	448
Deposits from credit institutions	1,852	1,959	2,417
Customer deposits	14,805	16,403	16,818
Marketable debt securities	6,880	7,277	6,430
Subordinated liabilities (Note 23)	1,260	1,650	1,940
Provisions for pensions (Note 25)	363	398	357
Other interest	234	659	1,614

	25,512	28,868	30,024

Most of the interest expense and similar charges was generated by the Group’s financial liabilities that are measured at amortized cost.

40.	Income from equity instruments

Income from equity instruments includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.

The detail of Income from equity instruments is as follows:

	Millions of euros
	2013	2012	2011

Equity instruments classified as:
Financial assets held for trading	264	290	268
Available-for-sale financial assets	114	133	126

	378	423	394

41.	Income from companies accounted for using the equity method

Income from companies accounted for using the equity method comprises the amount of profit or loss attributable to the Group generated during the year by associates and jointly controlled entities.

The detail of Income from companies accounted for using the equity method is as follows:

	Millions of euros
	2013	2012	2011

Santander Consumer USA Inc.	322	349	—
Zurich Santander Insurance América, S.L.	138	134	59
Metrovacesa, S.A.	(40)	(100)	—
Other companies	80	44	(2)

	500	427	57

42.	Fee and commission income

Fee and commission income comprises the amount of all fees and commissions accruing in favor of the Group in the year, except those that form an integral part of the effective interest rate on financial instruments.

The detail of Fee and commission income is as follows:

	Millions of euros
	2013	2012	2011

Collection and payment services:
Bills	333	336	317
Demand accounts	1,163	1,209	1,028
Cards	2,890	2,746	2,291
Cheques and other	165	226	290
Orders	347	347	432

	4,898	4,864	4,358

Marketing of non-banking financial products:
Investment funds	1,040	1,074	1,195
Pension funds	163	143	145
Insurance	2,399	2,451	2,462

	3,602	3,668	3,802

Securities services:
Securities underwriting and placement	208	204	204
Securities trading	316	323	337
Administration and custody	212	214	217
Asset management	107	103	77

	843	844	835

Other:
Foreign exchange	243	229	252
Financial guarantees	476	484	501
Commitment fees	329	282	233
Other fees and commissions	2,082	2,361	2,659

	3,130	3,356	3,645

	12,473	12,732	12,640

43.	Fee and commission expense

Fee and commission expense shows the amount of all fees and commissions paid or payable by the Group in the year, except those that form an integral part of the effective interest rate on financial instruments.

The detail of Fee and commission expense is as follows:

	Millions of euros
	2013	2012	2011

Fees and commissions assigned to third parties	1,718	1,616	1,404
Of which: Cards	1,279	1,203	990
Brokerage fees on lending and deposit transactions	37	36	44
Other fees and commissions	957	819	784

	2,712	2,471	2,232

44.	Gains/losses on financial assets and liabilities

Gains/losses on financial assets and liabilities includes the amount of the valuation adjustments of financial instruments, except those attributable to interest accrued as a result of application of the effective interest method and to allowances, and the gains or losses obtained from the sale and purchase thereof.

a)	Breakdown

The detail, by origin, of Gains/losses on financial assets and liabilities is as follows:

	Millions of euros
	2013	2012	2011

Financial assets and liabilities held for trading (*)	1,733	1,460	2,113
Other financial instruments at fair value through profit or loss (*)	(6)	159	21
Financial instruments not measured at fair value through profit or loss	1,622	1,789	803
Of which: Available-for-sale financial assets	1,490	915	627
Of which:
Debt instruments	1,345	576	328
Equity instruments	145	339	299
Of which: Other	132	874	176
Of which:
Due to exchange and repurchase of securities	—	870	144
Hedging derivatives (Note 36)	(115)	(79)	(99)

	3,234	3,329	2,838

(*)	Includes the net gain or loss arising from transactions involving debt securities, equity instruments and derivatives included in this portfolio, since the Group manages its risk in these instruments on a global basis.

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

In 2012 the Group performed several securities exchange and repurchase transactions for which EUR 870 million were credited to income in that year. In July the Group offered the holders of certain securities issued by Santander UK plc the possibility of exchanging these securities for newly-issued Santander UK plc securities; in August Banco Santander, S.A. and Santander Financial Exchanges Limited invited the holders of securities of various issues of Santander Finance Preferred, S.A. (Sole-Shareholder Company), Santander Perpetual, S.A. (Sole-Shareholder Company) and Santander Issuances, S.A. (Sole-Shareholder Company) to submit offers for the sale of their securities, to be purchased in cash; in February Banco Español de Crédito, S.A. offered the holders of preference shares of various issues the possibility of exchanging these securities for securities of a new non-convertible bond issue and in September it offered the holders of securities of various issues to submit an offer for the sale of their securities, to be purchased in cash.

b)	Financial assets and liabilities at fair value through profit or loss

The detail of the amount of the asset balances is as follows:

	Millions of euros
	2013	2012	2011

Loans and advances to credit institutions	18,947	20,115	9,337
Loans and advances to customers	18,275	23,098	19,804
Debt instruments	44,716	46,561	55,353
Equity instruments	5,833	6,180	5,209
Derivatives	58,899	110,319	102,498

	146,670	206,273	192,201

The Group mitigates and reduces this exposure as follows:

•	With respect to derivatives, the Group has entered into framework agreements with a large number of credit institutions and customers for the netting-off of asset positions and the provision of collateral for non-payment.

At December 31, 2013, the actual credit risk exposure of the derivatives was EUR 49,994 million.

•	Loans and advances to credit institutions and Loans and advances to customers included reverse repos amounting to EUR 31,335 million at December 31, 2013.

Also, mortgage-backed assets totaled EUR 2,491 million.

•	Debt instruments include EUR 36,047 million of Spanish and foreign government securities.

At December 31, 2013, the amount of the change in the year in the fair value of financial assets at fair value through profit or loss attributable to variations in their credit risk (spread) was not material.

The detail of the amount of the liability balances is as follows:

	Millions of euros
	2013	2012	2011

Deposits from central banks	(5,963)	(2,142)	(9,250)
Deposits from credit institutions	(17,112)	(19,154)	(17,519)
Customer deposits	(34,984)	(37,535)	(43,556)
Marketable debt securities	(4,087)	(4,905)	(8,262)
Short positions	(15,951)	(15,181)	(10,187)
Derivatives	(58,887)	(109,743)	(103,083)

	(136,984)	(188,660)	(191,857)

45.	Exchange differences

Exchange differences shows basically the gains or losses on currency dealings, the differences that arise on translations of monetary items in foreign currencies to the functional currency, and those disclosed on non-monetary assets in foreign currency at the time of their disposal.

46.	Other operating income and Other operating expenses

Other operating income and Other operating expenses in the consolidated income statements include:

	Millions of euros
	2013	2012	2011

Insurance activity	117	593	392
Income from insurance and reinsurance contracts issued	4,724	5,541	6,748
Of which:
Insurance and reinsurance premium income	4,513	4,667	6,547
Reinsurance income (Note 15)	211	874	201
Expenses of insurance and reinsurance contracts	(4,607)	(4,948)	(6,356)
Of which:
Claims paid and other insurance-related expenses	(4,497)	(4,440)	(4,852)
Net provisions for insurance contract liabilities	382	(323)	(1,202)
Reinsurance premiums paid	(492)	(185)	(302)
Non-financial services	93	137	151
Sales and income from the provision of non-financial services	322	369	400
Cost of sales	(229)	(232)	(249)
Other operating income and expenses	(501)	(620)	(522)
Other operating income	857	783	902
Of which, fees and commissions offsetting direct costs	115	130	119
Other operating expenses	(1,358)	(1,403)	(1,424)
Of which, Deposit Guarantee Fund	(559)	(530)	(346)

	(291)	110	21

Most of the Bank’s insurance activity is carried on in life insurance.

47.	Personnel expenses

a)	Breakdown

The detail of Personnel expenses is as follows:

	Millions of euros
	2013	2012	2011

Wages and salaries	7,215	7,343	7,382
Social security costs	1,296	1,353	1,313
Additions to provisions for defined benefit pension plans (Note 25)	88	145	138
Contributions to defined contribution pension funds (Note 25)	223	155	137
Share-based remuneration costs	103	133	185
Of which, Bank directors (*)	1	4	4
Other personnel expenses	1,144	1,177	1,150

	10,069	10,306	10,305

(*)	Relating to amounts associated with the performance share plans

b)	Headcount

The average number of employees in the Group, by professional category, was as follows:

	Average number of employees (**)
	2013	2012	2011

The Bank (**):
Senior management (*)	133	96	100
Other line personnel	23,403	16,545	16,502
Clerical staff	3,421	2,845	3,048
General services personnel	28	29	30

	26,985	19,515	19,680
Banesto (**)	—	8,762	9,049
Rest of Spain	6,931	6,708	7,236
Santander UK plc	19,773	20,355	20,061
Banco Santander (Brasil), S.A.	51,462	53,543	53,431
Other companies (***)	81,222	79,752	77,596

	186,373	188,635	187,053

(*)	Categories of deputy assistant executive vice presidents and above, including senior management.
(**)	Banesto employees are included under Banco Santander, S.A. in 2013 following the merger (see Note 3.b.xiii).
(***)	Excluding personnel assigned to discontinued operations.

The functional breakdown, by gender, at December 31, 2013 is as follows:

	Functional breakdown by gender
	Senior executives		Other executives		Other personnel
	Men	Women	Men	Women	Men	Women

Continental Europe	1,339	269	5,824	2,711	23,035	28,770
United Kingdom	162	34	1,140	490	9,100	13,797
Latin America	660	117	5,387	3,109	36,213	50,801

	2,161	420	12,351	6,310	68,348	93,368

The same information, expressed in percentage terms at December 31, 2013, is as follows:

	Functional breakdown by gender
	Senior executives		Other executives		Other personnel
	Men	Women	Men	Women	Men	Women

Continental Europe	83%	17%	68%	32%	44%	56%
United Kingdom	83%	17%	70%	30%	40%	60%
Latin America	85%	15%	63%	37%	42%	58%

	84%	16%	66%	34%	42%	58%

The labor relations between employees and the various Group companies are governed by the related collective agreements or similar regulations.

c)	Share-based payments

The main share-based payments granted by the Group in force at December 31, 2013, 2012 and 2011 are described below.

i. Bank

The variable remuneration policy for the Bank’s executive directors and certain executive personnel of the Bank and of other Group companies includes Bank share-based payments, the implementation of which requires, in conformity with the law and the Bank’s Bylaws, specific resolutions to be adopted by the general meeting.

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

This deferred share-based variable remuneration was instrumented through a multiannual incentive plan payable in shares of the Bank. The beneficiaries of the plan are the executive directors and other members of senior management, together with any other Group executives determined by the board of directors or, when delegated by it, the executive committee, except for Plan PI14 (approved in 2011), of which the executive directors and senior executives who participate in the deferred conditional variable remuneration plan are not beneficiaries.

This plan involves successive three-year cycles of share deliveries to the beneficiaries. In June 2008, 2009, 2010 and 2011 the third, fourth, fifth and sixth and final cycles of the performance share plan (PI11, PI12, PI13 and Pl14, respectively) were approved. On July 31, 2011, 2012 and 2013 the third, fourth and fifth cycles (Pl11, P12 and PI13, respectively) were settled.

For each cycle a maximum number of shares is established for each beneficiary who remains in the Group’s employ for the duration of the plan. The target, which, if met, will determine the number of shares to be delivered, is defined by comparing the Total Shareholder Return (TSR) performance of the shares of Banco Santander, S.A. with the TSR of a benchmark group of financial institutions and, for Plan Pl11, also by comparing the growth in Earnings per Share (EPS) of the Group with the EPS of a benchmark group of entities.

The ultimate number of shares to be delivered in the aforementioned cycles was determined by the degree of achievement of the targets on the third anniversary of commencement of each cycle, and the shares would be delivered within a maximum period of seven months from the beginning of the year in which the corresponding cycle ended.

In the case of Plan PI14, the TSR criterion will be applied to determine the percentage of shares to be delivered, if any, before the end of July 2015, based on the following scale and in accordance with Santander’s relative position among the benchmark group of financial institutions:

Santander’s place in the TSR ranking	Percentage of maximum shares to be delivered

1st to 5th	100.0%
6th	86.0%
7th	72.0%
8th	58.0%
9th	44.0%
10th	30.0%
11th and below	0%

Any benchmark group entity that is acquired by another company, whose shares cease trading or that ceases to exist, will be excluded from the benchmark group. In an event of this or any similar nature, the comparison with the benchmark group will be performed in such a way that the maximum percentage of shares will be received if Santander ranks within the first quartile (including the 25th percentile) of the benchmark group; no shares will be delivered if Santander ranks below the median (50th percentile); 30% of the maximum amount of shares will be delivered if Santander is placed at the median (50th percentile). The linear interpolation method will be used for calculating the corresponding percentage for positions between the median and the first quartile (25th percentile) (neither included).

The fair value of the equity instruments granted under the plan in force at December 31, 2013 (Pl14) is EUR 64 million, and this amount is being charged to Personnel expenses, with a credit to equity, over the specific period in which the beneficiaries provide their services to the Group.

Plan PI13 expired in 2013, without any shares having been delivered to the plan beneficiaries, since the minimum target for shares to be delivered was not achieved.

Following is a summary of the changes in the cycles of this plan in the period from 2011 to 2013:

	No. of shares (thousands)	Year granted	Employee group	Number of persons	Date of commencement of exercise period	Date of expiry of exercise period

Plans outstanding at 01/01/11	55,602

Shares delivered (Plan PI11)	(13,472)	2008	Executives	(5,379)	06/21/08	07/31/11
Net rights cancelled (Plan PI11)	(3,650)	2008	Executives	(392)	06/21/08	07/31/11
Rights granted (Plan PI14)	16,286	2011	Executives	6,500	06/17/11	07/31/14

Plans outstanding at 12/31/11	54,766

Shares delivered (Plan PI12)	(5,056)	2009	Executives	(5,749)	06/17/09	07/31/12
Net rights cancelled (Plan PI12)	(13,811)	2009	Executives	(761)	06/19/09	07/31/12
Net rights cancelled (Plan PI14)	(1,810)	2011	Executives	(199)	06/17/11	07/31/14

Plans outstanding at 12/31/12	34,089

Net rights cancelled (Plan PI13)	(19,613)	2010	Executives	(6,782)	06/11/10	07/31/13

Plans outstanding at 12/31/13	14,476

Of which:
Plan PI14	14,476	2011	Executives	6,699	06/17/11	07/31/14

(ii) Obligatory investment share plan

This deferred share-based variable remuneration was instrumented through a multi-year incentive plan payable in shares of the Bank and conditional upon compliance with certain investment and continued Group service requirements. The beneficiaries of this plan were the executive directors, members of the Bank’s senior management and other Group executives determined by the board of directors.

This plan, which was discontinued in 2010, was structured in three-year cycles. The beneficiaries of the plan had to use 10% of their gross annual variable cash-based remuneration (or bonus) to acquire shares of the Bank in the market (the “Obligatory Investment”). In accordance with the terms and conditions of the corresponding cycles, the Obligatory Investments were made before February 29, 2008, February 28, 2009 and February 28, 2010, respectively.

Participants who held the shares acquired through the Obligatory Investment and remained in the Group’s employ for three years from the date on which the Obligatory Investment was made (until 2011, 2102 and 2013, respectively) were entitled to receive the same number of Bank shares as that composing their initial obligatory investment.

The shares would be delivered within a maximum period of one month from the third anniversary of the date on which the obligatory investment was made.

In 2009 a requirement was introduced for the third cycle additional to that of remaining in the Group’s employ, which is that in the three-year period from the investment in the shares, none of the following circumstances should occur: (i) poor financial performance of the Group; (ii) breach by the beneficiary of the codes of conduct or other internal regulations, including, in particular, those relating to risks, where applicable to the executive in question; or (iii) material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards.

This plan was settled with the delivery of the shares of the third cycle in March 2013.

(iii) Deferred conditional delivery share plan

In 2011, 2012 and 2013 the Bank’s board of directors, at the proposal of the appointments and remuneration committee, approved the second, third and fourth cycles of the deferred conditional delivery share plan to instrument payment of the share-based bonus of the Group executives or employees whose variable remuneration or annual bonus for 2011, 2012 and 2013, respectively, exceeded, in general, EUR 0.3 million (gross), with a view to deferring a portion of the aforementioned variable remuneration or bonus over a period of three years in which it will be paid in Santander shares. Since these cycles entailed the delivery of Bank shares, the shareholders at the annual general meetings of June 17, 2011, March 30, 2012 and March 22, 2013 approved, respectively, the application of the second, third and fourth cycles of the deferred conditional delivery share plan. These cycles are not applicable to the executive directors or other members of senior management or other executives who are beneficiaries of the deferred conditional variable remuneration plan described below.

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

(iv) Deferred conditional variable remuneration plan

In 2011, 2012 and 2013 the Bank’s board of directors, at the proposal of the appointments and remuneration committee, approved the first, second and third cycles of the deferred conditional variable remuneration plan to instrument payment of the variable remuneration or bonus for 2011, 2012 and 2013, respectively, of the executive directors and certain executives (including senior management) and employees whose professional activities significantly impact the risk profile or who perform control functions or receive an overall remuneration which puts them on the same remuneration level as senior executives and employees whose professional activities significantly impact the risk profile (all of whom are referred to as identified staff, in accordance with the Guidelines on Remuneration Policies and Practices approved by the Committee of European Banking Supervisors on December 10, 2010). Since the aforementioned cycles entail the delivery of Bank shares, the shareholders at the annual general meetings of June 17, 2011, March 30, 2012 and March 22, 2013 approved, respectively, the application of the first, second and third cycles of the deferred conditional variable remuneration plan.

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

The payment of the deferred percentage of the bonus applicable in each case will be deferred over a period of three years and will be paid in three equal instalments, within 15 days following the anniversaries of the initial date (the date on which the immediate payment percentage is paid) in 2013, 2014 and 2015 for the first cycle and within 30 days following the anniversaries of the initial date in 2014, 2015 and 2016 for the second cycle, and in 2015, 2016 and 2017 for the third cycle, 50% being paid in cash and 50% in shares, provided that the conditions described below are met.

In addition to the requirement that the beneficiary remains in the Group’s employ, with the exceptions included in the plan regulations, the accrual of the deferred remuneration is conditional upon none of the following circumstances occurring -in the opinion of the board of directors following a proposal of the appointments and remuneration committee-, during the period prior to each of the deliveries: (i) poor financial performance of the Group; (ii) breach by the beneficiary of internal regulations, including, in particular, those relating to risks; (iii) material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in the Group’s economic capital or risk profile.

On each delivery, the beneficiaries will be paid an amount in cash equal to the dividends paid on the deferred amount in shares and the interest on the amount accrued in cash. If the Santander Dividendo Elección scrip dividend scheme is applied, they will be paid the price offered by the Bank for the bonus share rights corresponding to those shares.

The maximum number of shares to be delivered is calculated taking into account the amount resulting from applying the applicable taxes and the volume-weighted average prices for the 15 trading sessions prior to the date on which the board of directors approves the bonus for the Bank’s executive directors for 2011, 2012 and 2013 for the first, second and third cycle, respectively.

ii. Santander UK plc

The long-term incentive plans on shares of the Bank granted by management of Santander UK plc to its employees are as follows:

	Number of shares (in thousands)	Exercise price in pounds sterling (*)	Year granted	Employee group	Number of persons		Date of commencement of exercise period	Date of expiry of exercise period

Plans outstanding at 01/01/11	8,939	7.09

Options granted (Sharesave)	7,725	4.46	2011	Employees	7,429	(**)	11/01/11	11/01/14
							11/01/11	11/01/16
Options exercised	(43)	4.09
Options cancelled (net) or not exercised	(5,348)	6.92

Plans outstanding at 12/31/11	11,273

Options granted (Sharesave)	10,012	3.66	2012	Employees	7,089	(**)	11/01/12	11/01/15
							11/01/12	11/01/17
Options exercised	(3)	4.56
Options cancelled (net) or not exercised	(6,468)	5.34

Plans outstanding at 12/31/12	14,814

Options granted (Sharesave)	4,340	3.69	2013	Employees	13,110	(**)	11/01/13	11/01/16
							11/01/13	11/01/18
Options exercised	(78)	4.02
Options cancelled (net) or not exercised	(3,169)	4.72

Plans outstanding at 12/31/13	15,907
Of which:
Executive Options	12	4.54	2004	Executives	2		03/26/06	03/24/13
Sharesave	15,895	3.98	2009-2013	Employees	14,189	(**)	04/01/09	05/01/18

(*)	At December 31, 2013, 2012 and 2011, the euro/pound sterling exchange rate was EUR 1.19947/GBP 1; EUR 1.22534/GBP 1 and EUR 1.19717/GBP 1, respectively.
(**)	Number of accounts/contracts. A single employee may have more than one account/contract.

In 2008 the Group launched a voluntary savings scheme for Santander UK employees (Sharesave Scheme) whereby employees who join the scheme will have between GBP 5 and GBP 250 deducted from their net monthly pay over a period of three or five years. When this period has ended, the employees may use the amount saved to exercise options on shares of the bank at an exercise price calculated by reducing by up to 20% the average purchase and sale prices of the bank shares in the three trading sessions prior to the approval of the scheme by the UK tax authorities (HMRC). This approval must be received within 21 to 41 days following the publication of the Group’s results for the first half of the year. This scheme was approved by the board of directors, at the proposal of the appointments and remuneration committee, and, since it involved the delivery of Bank shares, its application was authorized by the annual general meeting held on June 21, 2008. Also, the scheme was authorized by the UK tax authorities (HMRC) and commenced in September 2008. In 2009, 2010, 2011, 2012 and 2013, at the annual general meetings held on June 19, 2009, June 11, 2010, June 17, 2011, March 30, 2012 and March 22, 2013, respectively, the shareholders approved the application of schemes previously approved by the board and with similar features to the scheme approved in 2008.

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

The fair value of the performance share plans was calculated as follows:

•	It was assumed that the beneficiaries will not leave the Group’s employ during the term of each plan.

•	The fair value of the Bank’s relative TSR position was calculated, on the grant date, based in part on third party appraisals whose assessment was carried out using a Monte Carlo valuation model to perform 10,000 simulations to determine the TSR of each of the companies in the benchmark group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

	PI12	PI13	PI14

Expected volatility (*)	42.36%	49.65%	51.35%
Annual dividend yield based on last few years	4.88%	6.34%	6.06%
Risk-free interest rate (Treasury Bond yield (zero coupon) over the period of the plan)	2.04%	3.33%	4.073%

(*)	Calculated on the basis of historical volatility over the corresponding period (three years).

The application of the simulation model results in a percentage value of 55.42% for Plan I12, 62.62% for Plan I13 and 55.39% for Plan l14. Since this valuation refers to a market condition, it cannot be adjusted after the grant date.

The fair value of each option granted by Santander UK was estimated at the grant date using a European/American Partial Differential Equation model with the following assumptions:

	2013	2012	2011

Risk-free interest rate	1.2%-1.7%	0.73%-1.04%	1.41%-1.64%
Dividend increase	16%-19%	16%-17%	14%-16%
Volatility of underlying shares based on historical volatility over five years	32.15%-32.32%	38.62%-39.41%	41.03%-41.9%
Expected life of options granted	3 and 5 years	3 and 5 years	3 and 5 years

48.	Other general administrative expenses

a)	Breakdown

The detail of Other general administrative expenses is as follows:

	Millions of euros
	2013	2012	2011

Property, fixtures and supplies	1,980	1,916	1,846
Technology and systems	992	889	828
Advertising	630	662	690
Communications	519	638	649
Technical reports	493	491	466
Taxes other than income tax	445	415	400
Surveillance and cash courier services	425	432	412
Per diems and travel expenses	284	297	312
Insurance premiums	59	61	65
Other administrative expenses	1,556	1,694	1,671

	7,383	7,495	7,339

b)	Technical reports and other

Technical reports include the fees paid by the various Group companies (detailed in the accompanying Appendices) for the services provided by their respective auditors, the detail being as follows:

	Millions of euros
	2013	2012	2011

Audit fees	35.9	38.1	36.2
Audit-related fees	20.8	20.6	13.6
Tax fees	4.6	4.3	3.8
All other fees	6.5	8.1	5.7

Total	67.8	71.1	59.3

The detail of the main items included in Audit fees is as follows:

	Millions of euros
	2013	2012	2011
Audit of the financial statements of the companies audited by Deloitte	21.7	21.0	20.4
Of which:
Santander UK plc	5.0	4.4	3.9
Santander Holdings USA, Inc.	2.4	2.2	2.2
Banco Santander (Brasil), S.A.	1.7	1.8	1.6
Audit of the Bank’s separate and consolidated financial statements	2.1	2.0	2.0

Other audit engagements	14.2	17.1	15.8
Of which:
Internal control audit (SOX) and capital audit (Basel)	5.9	5.8	6.2
Audit of the Group’s half-yearly financial statements	6.0	5.8	5.5
Issue of comfort letters	2.3	2.5	2.1

Audit fees	35.9	38.1	36.2

The detail of the main items included in Audit-related fees is as follows:

	Millions of euros
	2013	2012	2011
Other recurring engagements and reports required by the various national supervisory bodies of the countries in which the Group operates	7.6	6.7	4.6
Non-recurring reviews required by regulators	1.1	2.1	0.2
Due diligence reviews	3.1	1.8	1.5
Issuance of other attest reports	3.7	2.8	1.8
Reviews of procedures, data and controls and other services	5.3	7.2	5.5

Total audit-related fees	20.8	20.6	13.6

Other information

The services provided by the Group’s auditors meet the independence requirements stipulated by the consolidated Audit Law (Legislative Royal Decree 1/2011, of July 31) and by the Sarbanes-Oxley Act of 2002, and they did not involve the performance of any work that is incompatible with the audit function.

Lastly, the Group commissioned services from audit firms other than Deloitte amounting to EUR 48.6 million (2012: EUR 38.7 million; 2011: EUR 37 million).

49.	Gains/(losses) on disposal of assets not classified as non-current assets held for sale

The detail of Gains/(losses) on disposal of assets not classified as non-current assets held for sale is as follows:

	Millions of euros
	2013	2012	2011

Gains:
On disposal of tangible assets (*)	74	219	128
On disposal of investments	2,167	775	1,795
Of which:
Management companies (Note 3)	1,372	—	—
Insurance companies in Spain (Note 3)	385	—	—
Payment services company (Note 3)	122	—	—
Santander Consumer USA Inc. (Note 3)	—	—	872
Latam insurance companies (Note 3)	—	—	908
Banco Santander Colombia (Note 3)	—	619	—

	2,241	994	1,923

Losses:
On disposal of tangible assets	(78)	(87)	(76)
On disposal of investments	(11)	(1)	(1)

	(89)	(88)	(77)

	2,152	906	1,846

(*)	Includes in 2012 the gains recognized on the sale of the Canalejas complex (Spain) (EUR 87 million), of certain branches and offices in Mexico (EUR 80 million) and of a property in New York (EUR 47 million).

50.	Gains/(losses) of non-current assets held for sale not classified as discontinued operations

The detail of Gains/(losses) of non-current assets held for sale not classified as discontinued operations is as follows:

	Millions of euros
Net balance	2013	2012	2011

Non-current assets held for sale	(422)	(757)	(2,109)
Impairment (Note 12)	(335)	(449)	(2,037)
Loss on sale (Note 12)	(87)	(308)	(72)

	(422)	(757)	(2,109)

51.	Other disclosures

a)	Residual maturity periods and average interest rates

The detail, by maturity, of the balances of certain items in the consolidated balance sheet is as follows:

	December 31, 2013
	Millions of euros								Average interest rate
	On demand	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	After 5 years	Total

Assets:
Cash and balances with central banks	70,303	4,565	1,410	706	—	—	119	77,103	2.53%
Available-for-sale financial assets-
Debt instruments	200	3,034	2,194	5,100	13,243	16,965	39,108	79,844	4.60%
Loans and receivables-
Loans and advances to credit institutions	13,794	25,619	3,710	2,120	3,360	2,415	4,999	56,017	2.36%
Loans and advances to customers	13,475	45,117	28,939	70,130	88,822	67,727	336,371	650,581	5.69%
Debt instruments	3	1,024	646	1,470	1,042	283	3,418	7,886	3.01%

	97,775	79,359	36,899	79,526	106,467	87,390	384,015	871,431	5.07%

Liabilities:
Financial liabilities at amortized cost:
Deposits from central banks	485	3,207	156	312	5,628	—	—	9,788	0.27%
Deposits from credit institutions	2,756	27,665	5,578	14,436	13,106	7,837	5,156	76,534	2.18%
Customer deposits	328,508	53,108	26,039	80,639	63,278	9,576	11,705	572,853	2.55%
Marketable debt securities (*)	146	8,551	17,198	27,092	53,966	20,667	43,770	171,390	3.72%
Subordinated liabilities	24	159	2	821	2,468	2,723	9,942	16,139	6.02%
Other financial liabilities	5,524	7,476	1,613	312	486	115	884	16,410	n/a

	337,443	100,166	50,586	123,612	138,932	40,918	71,457	863,114	2.80%

Difference (assets less liabilities)	(239,668)	(20,807)	(13,687)	(44,086)	(32,465)	46,472	312,558	8,317

(*)	Includes promissory notes, certificates of deposit and other short-term debt issues.

Both asset and liability balances with central banks increased in 2012 following the liquidity injections by the central banks in countries where the Group operates, particularly in the euro zone.

The Group continued to attend these auctions and deposit at the ECB most of the funds captured, which significantly increased the liquidity buffer and improved its structure by replacing short-term maturities with longer term funding. The Group repaid most of these amounts to the ECB in the first quarter of 2013. The Group’s net borrowing position from the ECB was EUR 6 thousand million at December 31, 2013, due mainly to Banco Santander Totta, S.A.

	December 31, 2012
	Millions of euros								Average interest rate
	On demand	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total

Assets:
Cash and balances with central banks	68,501	45,030	2,061	2,699	—	—	197	118,488	1.74%
Available-for-sale financial assets-
Debt instruments	55	2,050	2,786	7,935	14,656	13,141	47,101	87,724	4.56%
Loans and receivables-
Loans and advances to credit institutions	11,120	26,482	3,406	3,987	1,507	753	6,530	53,785	2.37%
Loans and advances to customers	16,560	38,953	29,528	74,048	103,089	70,857	362,979	696,014	5.29%
Debt instruments	3	945	277	527	1,541	421	3,345	7,059	2.90%

	96,239	113,460	38,058	89,196	120,793	85,172	420,152	963,070	4.61%

Liabilities:
Financial liabilities at amortized cost:
Deposits from central banks	948	4,678	1,173	1	44,138	—	—	50,938	0.77%
Deposits from credit institutions	4,611	25,839	7,863	15,958	11,845	11,076	3,540	80,732	2.81%
Customer deposits	306,051	79,513	34,738	88,012	60,827	13,992	5,971	589,104	1.90%
Marketable debt securities (*)	707	13,616	13,924	44,466	54,158	27,291	46,902	201,064	3.76%
Subordinated liabilities	203	230	280	1,226	1,377	5,169	9,753	18,238	5.45%
Other financial liabilities	4,101	3,309	7,403	211	517	339	3,365	19,245	n.a.

	316,621	127,185	65,381	149,874	172,862	57,867	69,531	959,321	2.38%

Difference (assets less liabilities)	(220,382)	(13,725)	(27,323)	(60,678)	(52,069)	27,305	350,621	3,749

(*)	Includes promissory notes, certificates of deposit and other short-term debt issues.

	December 31, 2011
	Millions of euros								Average interest rate
	On demand	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total

Assets:
Cash and balances with central banks	68,634	21,921	2,772	3,130	66	—	1	96,524	5.59%
Available-for-sale financial assets-
Debt instruments	84	3,650	2,288	9,131	14,734	11,446	40,256	81,589	5.25%
Loans and receivables-
Loans and advances to credit institutions	12,963	16,476	1,385	2,652	1,547	1,841	5,525	42,389	4.22%
Loans and advances to customers	24,467	39,832	32,459	79,274	102,134	67,195	383,376	728,737	6.74%
Debt instruments	58	1,688	737	339	399	1,220	2,399	6,840	3.34%

	106,206	83,567	39,641	94,526	118,880	81,702	431,557	956,079	6.36%

Liabilities:
Financial liabilities at amortized cost:
Deposits from central banks	113	9,601	5	1	—	25,276	—	34,996	1.63%
Deposits from credit institutions	2,276	27,970	10,756	14,897	10,983	14,331	160	81,373	5.69%
Customer deposits	299,631	87,398	40,465	74,515	63,284	14,301	9,383	588,977	2.64%
Marketable debt securities (*)	503	8,093	13,532	23,325	52,077	33,899	57,681	189,110	3.32%
Subordinated liabilities	77	1	2	237	2,846	3,402	16,427	22,992	6.38%
Other financial liabilities	6,184	2,637	6,274	367	1,632	420	707	18,221	n.a

	308,784	135,700	71,034	113,342	130,822	91,629	84,358	935,669	3.10%

Difference (assets less liabilities)	(202,578)	(52,133)	(31,393)	(18,816)	(11,942)	(9,927)	347,199	20,410

(*)	Includes promissory notes, certificates of deposit and other short-term debt issues.

The detail of the undiscounted contractual maturities of the existing financial liabilities at amortized cost at December 31, 2013 is as follows:

	December 31, 2013
	Millions of euros
	On demand	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Financial liabilities at amortized cost (*):
Deposits from central banks	482	3,185	155	310	5,589	—	—	9,720
Deposits from credit institutions	2,740	27,502	5,545	14,351	13,029	7,791	5,126	76,084
Customer deposits	327,853	53,002	25,987	80,478	63,152	9,557	11,682	571,712
Marketable debt securities	141	8,260	16,612	26,169	52,127	19,963	42,278	165,549
Subordinated liabilities	22	143	2	736	2,212	2,441	8,911	14,465
Other financial liabilities	5,524	7,476	1,613	312	486	115	884	16,410

	336,761	99,567	49,914	123,356	136,595	39,866	68,880	853,940

(*)	The analysis of the expiry dates of the derivatives is not broken down because this is not essential to the comprehension of the cash flow schedule, since substantially all of them are subject to netting arrangements with other derivatives held with the same counterparty.

In the Group’s experience, no outflows of cash or other financial assets take place prior to the contractual maturity date that might affect the information broken down above.

b)	Equivalent euro value of assets and liabilities

The detail of the main foreign currency balances in the consolidated balance sheet, based on the nature of the related items, is as follows:

	Equivalent value in millions of euros
	2013		2012		2011
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Cash and balances with central banks	71,328	—	70,756	—	73,487	—
Financial assets/liabilities held for trading	72,888	61,473	106,813	80,893	110,645	89,833
Other financial assets at fair value through profit or loss	9,177	9,953	10,448	10,480	7,457	23,442
Available-for-sale financial assets	43,558	—	50,144	—	44,248	—
Loans and receivables	454,791	—	466,933	—	468,555	—
Investments	3,941	—	3,336	—	3,161	—
Tangible assets	5,611	—	5,667	—	5,349	—
Intangible assets	22,422	—	24,269	—	24,374	—
Financial liabilities at amortized cost	—	526,588	—	560,483	—	544,218
Other	20,700	23,817	22,360	50,971	22,037	44,998

	704,416	621,831	760,726	702,827	759,313	702,491

c)	Fair value of financial assets and liabilities not measured at fair value

The financial assets owned by the Group are measured at fair value in the accompanying consolidated balance sheet, except for cash and balances with central banks, loans and receivables, equity instruments whose market value cannot be estimated reliably and derivatives that have these instruments as their underlyings and are settled by delivery thereof.

Similarly, the Group’s financial liabilities -except for financial liabilities held for trading, those measured at fair value and derivatives other than those having as their underlying equity instruments whose market value cannot be estimated reliably- are measured at amortized cost in the accompanying consolidated balance sheet.

Following is a comparison of the carrying amounts of the Group’s financial instruments measured at other than fair value and their respective fair values at year-end:

i)	Financial assets measured at other than fair value

	Millions of euros
	2013					2012		2011
Assets	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Carrying amount	Fair value

Loans and receivables:
Loans and advances to credit institutions	56,017	56,213	—	—	56,213	53,785	54,397	42,389	42,351
Loans and advances to customers	650,581	651,338	—	—	651,338	696,014	702,685	728,737	739,997
Debt instruments	7,886	7,858	—	3,017	4,841	7,059	7,241	6,840	6,583

	714,484	715,409	—	3,017	712,392	756,858	764,323	777,966	788,931

ii)	Financial liabilities measured at other than fair value

	Millions of euros
	2013					2012		2011
Liabilities	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Carrying amount	Fair value

Financial liabilities at amortized cost:
Deposits from central banks	9,788	9,788	—	—	9,788	50,938	50,938	34,996	34,996
Deposits from credit institutions	76,534	76,636	—	76,636	—	80,732	81,819	81,373	82,287
Customer deposits	572,853	570,312	—	—	570,312	589,104	590,278	588,977	589,173
Marketable debt securities subordinated liabilities	171,390	170,787	41,355	129,432	—	201,064	204,014	189,110	190,410
Other financial liabilities	16,139	16,342	—	16,342	—	18,238	18,356	22,992	25,175
Financial liabilities at amortized cost:	16,410	16,407	—	—	16,407	19,245	19,246	18,221	18,195

	863,114	860,272	41,355	222,410	596,507	959,321	964,651	935,669	940,236

The main valuation methods and inputs used in the estimates at December 31, 2013 of the fair values of the financial assets and liabilities in the foregoing table were as follows:

•	Loans and receivables: the fair value was estimated using the present value method. The estimates were made considering factors such as the expected maturity of the portfolio, market interest rates and spreads on newly approved transactions (or market spreads where these were not available).

•	Financial liabilities at amortized cost:

i)	The fair value of Deposits from central banks was taken to be their carrying amount since they are mainly short-term balances.

ii)	Deposits from credit institutions: the fair value was obtained by the present value method using market interest rates and spreads.

iii)	Customer deposits: the fair value was estimated using the present value method. The estimates were made considering factors such as the expected maturity of the transactions and the Group’s current cost of funding in similar transactions.

iv)	Marketable debt securities and Subordinated liabilities: the fair value was calculated based on market prices for these instruments -when available- or by the present value method using market interest rates and spreads.

In addition, the fair value of Cash and balances with central banks was taken to be their carrying amount since they are mainly short-term balances.

Lastly, at December 31, 2013, 2012 and 2011, equity instruments amounting to EUR 461 million, EUR 507 million and EUR 458 million, respectively, and recognized as available-for-sale financial assets were measured at cost in the consolidated balance sheet because it was not possible to estimate their fair value reliably, since they related to investments in entities not listed on organized markets and, consequently, the non-observable inputs were significant.

d)	Exposure of the Group to Europe’s peripheral countries

The detail at December 31, 2013 and 2012, by type of financial instrument, of the Group’s sovereign risk exposure to Europe’s peripheral countries and of the short positions held with them, taking into consideration the criteria established by the European Banking Authority (EBA) –explained in Note 54– is as follows:

Sovereign risk by country of issuer/borrower at December 31, 2013 (*)
	Millions of euros
	Debt instruments				Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Financial assets held for trading and other financial assets at fair value through profit or loss	Short positions	Available- for-sale financial assets	Loans and receivables			Other than CDSs	CDSs
Spain	4,783	(2,079)	21,144	1,145	13,374	38,367	(153)	—
Portugal	148	—	2,076	—	583	2,807	—	—
Italy	2,571	(1,262)	77	—	—	1,386	—	2
Greece	—	—	—	—	—	—	—	—
Ireland	—	—	—	—	—	—	199	—

(*)	Information prepared under EBA standards. Also, there are government debt securities on the insurance companies’ balance sheets amounting to EUR 5,645 million (of which EUR 4,783 million, EUR 654 million and EUR 208 million relate to Spain, Portugal and Italy, respectively) and off-balance-sheet exposure other than derivatives –contingent liabilities and commitments– amounting to EUR 1,884 million (EUR 1,627 million, EUR 118 million, EUR 137 million and EUR 2 million to Spain, Portugal, Italy and Ireland, respectively).
(**)	Presented without taking into account the valuation adjustments recognized (EUR 20 million).
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Sovereign risk by country of issuer/borrower at December 31, 2012 (*)
	Millions of euros
	Debt instruments				Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Financial assets held for trading and other financial assets at fair value through profit or loss	Short positions	Available- for-sale financial assets	Loans and receivables			Other than CDSs	CDSs
Spain	6,473	(2,070)	24,654	1,173	15,356	45,586	(234)	—
Portugal	—	—	1,684	—	616	2,300	—	1
Italy	353	(425)	76	—	—	4	—	—
Greece	—	—	—	—	—	—	—	—
Ireland	—	—	—	—	—	—	284	—

(*)	Information prepared under EBA standards. Also, there are government debt securities on the insurance companies’ balance sheets amounting to EUR 4,276 million (of which EUR 3,935 million, EUR 156 million and EUR 185 million relate to Spain, Portugal and Italy, respectively) and off-balance-sheet exposure other than derivatives –contingent liabilities and commitments– amounting to EUR 2,578 million (EUR 2,341 million, EUR 33 million and EUR 204 million to Spain, Portugal and Italy, respectively).
(**)	Presented without taking into account the valuation adjustments recognized (EUR 20 million).
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

The detail of the Group’s other exposure to other counterparties (private sector, central banks and other public entities that are not considered to be sovereign risks) in the aforementioned countries at December 31, 2013 and 2012 is as follows:

Exposure to other counterparties by country of issuer/borrower at December 31, 2013 (*)
	Millions of euros
			Debt instruments					Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables	Loans and advances to customers (**)	Total net direct exposure	Other than CDSs	CDSs
Spain	816	7,451	3,148	7,826	1,804	160,478	181,523	1,981	(44)
Portugal	1,716	—	209	1,168	1,845	25,578	30,516	1,454	(1)
Italy	11	—	368	273	93	6,490	7,235	(115)	(2)
Greece	—	—	—	—	—	80	80	—	—
Ireland	—	—	229	360	259	507	1,355	1,031	—

(*)	Also, the Group has off-balance-sheet exposure other than derivatives –contingent liabilities and commitments– amounting to EUR 48.659 million, EUR 5.982 million, EUR 2,717 million, EUR 4 million and EUR 93 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.
(**)	Presented excluding valuation adjustments and impairment losses recognized (EUR 13,209 million).
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Exposure to other counterparties by country of issuer/borrower at December 31, 2012 (*)
	Millions of euros
			Debt instruments					Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables	Loans and advances to customers (**)	Total net direct exposure	Other than CDSs	CDSs
Spain	1,218	11,471	2,598	7,225	1,130	184,658	208,300	7,180	(40)
Portugal	1,156	—	997	676	1,547	25,243	29,619	1,809	(4)
Italy	3	—	176	122	83	7,513	7,897	(2)	8
Greece	—	—	—	—	—	96	96	—	—
Ireland	—	—	146	414	179	481	1,220	344	—

(*)	Also, the Group has off-balance-sheet exposure other than derivatives –contingent liabilities and commitments– amounting to EUR 63.101 million, EUR 7.397 million, EUR 3,234 million, EUR 135 million and EUR 224 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.
(**)	Presented excluding valuation adjustments and impairment losses recognized (EUR 12,671 million).
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Following is certain information on the notional amount of the CDSs at December 31, 2013 and 2012 detailed in the foregoing tables:

12/31/13
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign Other	—	—	—	—	—	—
		1,735	2,277	(542)	(18)	(26)	(44)
Portugal	Sovereign Other	192	174	18	5	(5)	—
		223	278	(55)	1	(2)	(1)
Italy	Sovereign Other	603	570	33	(1)	3	2
		834	913	(79)	(2)	—	(2)
Greece	Sovereign Other	—	—	—	—	—	—
		5	5	—	—	—	—
Ireland	Sovereign Other	4	4	—	—	—	—
		6	6	—	—	—	—

12/31/12
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign Other	—	—	—	—	—	—
		2,202	2,952	(750)	3	(43)	(40)
Portugal	Sovereign Other	225	207	18	14	(13)	1
		398	418	(20)	7	(11)	(4)
Italy	Sovereign Other	518	608	(90)	12	(12)	—
		1,077	1,025	52	40	(32)	8
Greece	Sovereign Other	—	—	—	—	—	—
		20	20	—	1	(1)	—
Ireland	Sovereign Other	9	9	—	—	—	—
		16	16	—	—	—	—

52.	Geographical and business segment reporting

a)	Geographical segments

Business segment reporting is a basic tool used for monitoring and managing the Group’s various activities.

In 2013 the Group made the following changes to its criteria for the management and presentation of its financial information by segment compared to those employed for the year ended December 31, 2012:

•	The following units have been created in the Continental Europe geographical segment:

•	Spain: which now encompasses the former commercial networks of Banco Santander, S.A., Banesto and Banif (merged in 2013), global wholesale banking, asset management and insurance in Spain.

•	Real estate operations discontinued in Spain: includes loans and credits to customers engaging mainly in property development, investments relating to the real estate industry and foreclosed assets in Spain, which are managed in a specialized manner.

•	The secondary segment information, which is grouped by business, includes the real estate operations discontinued in Spain.

•	The cost of liquidity applied to the units for management purposes has been changed so that the cost of Banco Santander, S.A.’s senior debt is applied to the difference between each unit’s loans and deposits.

Consequently, the segment information for 2012 and 2011 shown below has been recalculated using these criteria in order to make it comparable.

This primary level of segmentation, which is based on the Group’s management structure, comprises five segments: four operating areas plus the Corporate Activities Unit. The operating areas, which include all the business activities carried on therein by the Group, are Continental Europe, the United Kingdom, Latin America and the United States, based on the location of the Group’s assets.

The Continental Europe area encompasses all the commercial banking, wholesale banking, asset management and insurance business activities carried on in Europe with the exception of the United Kingdom, and the segment relating to real estate operations discontinued in Spain. Latin America includes all the financial activities carried on by the Group through its banks and subsidiaries, as well as the specialized units of Santander Private Banking, which is treated as a globally managed independent unit, and the New York business. The United States area includes the businesses of Santander Bank and Santander Consumer USA Inc.

The Corporate Activities segment includes the centralized management business relating to financial and industrial investments, the financial management of the Parent’s structural currency position and its structural interest rate risk position and the management of liquidity and equity through issues and securitizations.

The financial information of each operating segment is prepared by aggregating the figures for the Group’s various business units. The basic information used for segment reporting comprises the accounting data of the legal units composing each segment and the data available in the management information systems. All segment financial statements have been prepared on a basis consistent with the accounting policies used by the Group.

Consequently, the sum of the figures in the various segment income statements is equal to those in the consolidated income statement. With regard to the balance sheet, due to the required segregation of the various business units (included in a single consolidated balance sheet), the amounts lent and borrowed between the units are shown as increases in the assets and liabilities of each business. These amounts relating to intra-Group liquidity are eliminated and are shown in the Intra-Group eliminations column in the table below in order to reconcile the amounts contributed by each business unit to the consolidated Group’s balance sheet.

There are no customers located in areas other than those in which the Group’s assets are located that generate income exceeding 10% of total income.

The condensed balance sheets and income statements of the various geographical segments are as follows:

	Millions of euros
	2013
(Condensed) balance sheet	Continental Europe	United Kingdom	Latin America	United States	Corporate Activities	Intra-Group eliminations	Total
Total assets	436,641	323,744	249,978	54,331	181,722	(130,778)	1,115,638

Loans and advances to customers	266,355	231,046	132,542	37,682	1,231	—	668,856
Financial assets held for trading (excluding loans and advances)	50,317	28,832	23,108	117	2,333	—	104,707
Available-for-sale financial assets	37,319	6,003	20,947	8,854	10,676	—	83,799
Loans and advances to credit institutions	38,506	17,136	28,213	348	28,774	(38,013)	74,964
Non-current assets (*)	6,297	2,498	3,931	585	3,303	—	16,614
Other asset accounts	37,847	38,229	41,237	6,745	135,405	(92,765)	166,698

Total liabilities and equity	436,641	323,744	249,978	54,331	181,722	(130,778)	1,115,638

Customer deposits	256,138	187,467	125,844	35,537	2,851	—	607,837
Marketable debt securities	16,781	64,093	28,987	1,146	64,470	—	175,477
Subordinated liabilities	406	5,805	4,832	1,225	3,871	—	16,139
Liabilities under insurance contracts	1,430	—	—	—	—	—	1,430
Deposits from central banks and credit institutions	59,041	26,882	24,825	8,101	28,561	(38,013)	109,397
Other accounts (**)	77,194	26,855	45,253	2,649	1,193	(28,562)	124,582
Equity (share capital and reserves)	25,651	12,642	20,237	5,673	80,776	(64,203)	80,776

Other customer funds under management	50,962	9,645	64,563	—	—	—	125,170

Investment funds	33,445	9,645	50,214	—	—	—	93,304
Pension funds	10,879	—	—	—	—	—	10,879
Assets under management	6,638	—	14,349	—	—	—	20,987

Customer funds under management (***)	324,287	267,010	224,226	37,908	71,192	—	924,623

(*)	Including Tangible assets and Other intangible assets.
(**)	Including, in addition to liability items not broken down, the balances of Valuation adjustments, Non-controlling interests and Profit for the year attributable to the Parent.
(***)	Including Customer deposits, Marketable debt securities, Subordinated liabilities and Other customer funds under management.

The Corporate Activities segment acts as the Group’s holding company. Therefore, it manages all equity (share capital and reserves of all the units) and determines the allocation thereof to each unit. The Group’s equity (EUR 80,776 million) is initially assigned to this segment, and is then allocated in accordance with corporate policies to the business units (EUR 64,203 million). This allocation is shown as an asset of the Corporate Activities segment (included in Other asset accounts) and as a liability of each business unit (included in Equity (share capital and reserves)). Therefore, the allocation is reflected in the intra-Group elimination adjustment balance sheet in order not to duplicate the balances and obtain the total consolidated balance sheet for the Group.

	Millions of euros
	2012
(Condensed) balance sheet	Continental Europe	United Kingdom	Latin America	United States	Corporate Activities	Intra-Group eliminations	Total
Total assets	495,272	359,058	269,627	62,950	243,455	(160,762)	1,269,600

Loans and advances to customers	283,427	249,157	140,090	41,331	5,107	—	719,112
Financial assets held for trading (excluding loans and advances)	87,992	38,177	28,403	275	4,065	—	158,912
Available-for-sale financial assets	38,309	6,718	23,499	14,791	8,949	—	92,266
Loans and advances to credit institutions	49,020	18,124	25,799	714	50,422	(70,179)	73,900
Non-current assets (*)	5,697	2,561	4,490	560	3,988	—	17,296
Other asset accounts	30,827	44,321	47,346	5,279	170,924	(90,583)	208,114

Total liabilities and equity	495,272	359,058	269,627	62,950	243,455	(160,762)	1,269,600

Customer deposits	256,154	194,452	134,765	38,116	3,152	—	626,639
Marketable debt securities	21,119	73,919	28,107	820	82,002	2	205,969
Subordinated liabilities	118	5,534	5,734	1,986	4,866	—	18,238
Liabilities under insurance contracts	1,425	—	—	—	—	—	1,425
Deposits from central banks and credit institutions	78,177	29,313	32,131	14,221	69,304	(70,180)	152,966
Other accounts (**)	107,245	42,689	48,481	2,628	4,442	(20,811)	184,674
Equity (share capital and reserves)	31,034	13,151	20,409	5,179	79,689	(69,773)	79,689

Other customer funds under management	43,391	13,919	60,831	—	—	—	118,141

Investment funds	27,080	13,919	48,177	—	—	—	89,176
Pension funds	10,076	—	—	—	—	—	10,076
Assets under management	6,235	—	12,654	—	—	—	18,889

Customer funds under management (***)	320,782	287,824	229,437	40,922	90,020	2	968,987

(*)	Including Tangible assets and Other intangible assets.
(**)	Including, in addition to liability items not broken down, the balances of Valuation adjustments, Non-controlling interests and Profit for the year attributable to the Parent.
(***)	Including Customer deposits, Marketable debt securities, Subordinated liabilities and Other customer funds under management.

	Millions of euros
	2011
(Condensed) balance sheet	Continental Europe	United Kingdom	Latin America	United States	Corporate Activities	Intra-Group eliminations	Total
Total assets	497,157	355,542	275,105	59,785	289,766	(226,346)	1,251,009

Loans and advances to customers	303,117	254,140	139,867	40,194	5,078	6,145	748,541
Financial assets held for trading (excluding loans and advances)	79,230	41,440	31,705	271	7,300	—	159,946
Available-for-sale financial assets	40,424	55	26,186	12,435	7,513	—	86,613
Loans and advances to credit institutions	43,635	16,808	19,181	677	68,502	(97,077)	51,726
Non-current assets (*)	5,359	2,290	4,312	493	4,385	1	16,840
Other asset accounts	25,392	40,809	53,854	5,715	196,988	(135,415)	187,343

Total liabilities and equity	497,157	355,542	275,105	59,785	289,766	(226,346)	1,251,009

Customer deposits	244,836	194,317	134,078	36,884	22,418	—	632,533
Marketable debt securities	16,586	70,823	23,253	1,653	83,721	1,336	197,372
Subordinated liabilities	181	8,260	6,015	2,275	6,260	1	22,992
Liabilities under insurance contracts	517	—	—	—	—	—	517
Deposits from central banks and credit institutions	72,239	31,203	46,832	11,570	139,668	(158,374)	143,138
Other accounts (**)	133,418	37,922	45,435	2,862	(39,416)	(2,879)	177,342
Equity (share capital and reserves)	29,380	13,017	19,492	4,541	77,115	(66,430)	77,115

Other customer funds under management	40,050	15,744	69,902	1	5,759	—	131,456

Investment funds	27,124	15,744	55,829	—	3,914	—	102,611
Pension funds	8,159	—	—	—	1,486	—	9,645
Assets under management	4,767	—	14,073	1	359	—	19,200

Customer funds under management	301,653	289,144	233,248	40,813	118,158	1,337	984,353

(*)	Including Tangible assets and Other intangible assets.
(**)	Including, in addition to liability items not broken down, the balances of Valuation adjustments, Non-controlling interests and Profit for the year attributable to the Parent.
(***)	Including Customer deposits, Marketable debt securities, Subordinated liabilities and Other customer funds under management.

	Millions of euros
	2013
(Condensed) income statement	Continental Europe	United Kingdom	Latin America	United States	Corporate Activities	Total

INTEREST INCOME/(CHARGES)	8,123	3,451	15,186	1,409	(2,234)	25,935
Dividends	265	1	54	23	35	378
Income from companies accounted for using the equity method	(19)	4	202	321	(8)	500
Net fee and commission income (expense)	3,552	991	4,874	394	(50)	9,761
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	775	403	1,038	69	1,109	3,394
Other operating income (expenses)	(111)	30	(271)	(58)	119	(291)
TOTAL INCOME	12,585	4,880	21,083	2,158	(1,029)	39,677
General administrative expenses	(5,807)	(2,181)	(7,801)	(1,097)	(566)	(17,452)
Personnel expenses	(3,527)	(1,401)	(4,319)	(606)	(216)	(10,069)
Other general administrative expenses	(2,280)	(780)	(3,482)	(491)	(350)	(7,382)
Depreciation and amortization	(769)	(424)	(904)	(163)	(131)	(2,391)
Provisions (net)	(158)	(232)	(783)	(50)	(959)	(2,182)
Impairment losses	(3,766)	(580)	(6,533)	4	(352)	(11,227)
Impairment losses on non-financial assets	(65)	(4)	(25)	(16)	(393)	(503)
Other income and charges	(374)	—	307	2	1,795	1,730
PROFIT (LOSS) BEFORE TAX	1,646	1,459	5,344	838	(1,635)	7,652
Income tax	(376)	(301)	(1,208)	(113)	(115)	(2,113)
PROFIT (LOSS) FROM CONTINUING OPERATIONS	1,270	1,158	4,136	725	(1,750)	5,539
Loss from discontinued operations	(6)	(9)	—	—	—	(15)
CONSOLIDATED PROFIT (LOSS) FOR THE YEAR	1,264	1,149	4,136	725	(1,750)	5,524
Attributable to non-controlling interests	137	—	879	—	138	1,154
PROFIT (LOSS) ATTRIBUTABLE TO THE PARENT	1,127	1,149	3,257	725	(1,888)	4,370

	Millions of euros
	2012						2011
(Condensed) income statement	Continental Europe	United Kingdom	Latin America	United States	Corporate Activities	Total	Continental Europe	United Kingdom	Latin America	United States	Corporate Activities	Total

INTEREST INCOME/(CHARGES)	8,854	3,336	17,881	1,695	(1,843)	29,923	7,976	4,128	16,473	3,289	(1,272)	30,594
Dividends	289	1	60	20	53	423	264	1	72	1	56	394
Income from companies accounted for using the equity method	(88)	(5)	183	341	(4)	427	17	1	36	—	3	57
Net fee and commission income (expense)	3,625	1,190	5,097	378	(29)	10,261	3,767	1,015	4,992	643	(9)	10,408
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	306	1,231	1,071	244	288	3,140	254	405	1,067	192	398	2,316
Other operating income (expenses)	(19)	24	(358)	(73)	536	110	131	28	(198)	(57)	117	21
TOTAL INCOME	12,967	5,777	23,934	2,605	(999)	44,284	12,409	5,578	22,442	4,068	(707)	43,790
General administrative expenses	(5,790)	(2,311)	(8,253)	(1,037)	(410)	(17,801)	(5,805)	(2,131)	(8,037)	(1,169)	(502)	(17,644)
Personnel expenses	(3,498)	(1,492)	(4,643)	(571)	(102)	(10,306)	(3,535)	(1,407)	(4,480)	(645)	(238)	(10,305)
Other general administrative expenses	(2,292)	(819)	(3,610)	(466)	(308)	(7,495)	(2,270)	(724)	(3,557)	(524)	(264)	(7,339)
Depreciation and amortization	(667)	(379)	(871)	(146)	(120)	(2,183)	(590)	(343)	(932)	(126)	(107)	(2,098)
Provisions (net)	(130)	(522)	(1,027)	(170)	371	(1,478)	(437)	(964)	(1,052)	(43)	(120)	(2,616)
Impairment losses	(9,903)	(1,220)	(7,380)	(265)	(112)	(18,880)	(3,694)	(559)	(5,448)	(1,006)	(1,087)	(11,794)
Impairment losses on non-financial assets	(27)	—	(17)	(24)	(440)	(508)	(75)	—	(39)	(118)	(1,285)	(1,517)
Other income and charges	(757)	5	226	7	668	149	(1,719)	9	62	—	1,385	(263)
PROFIT (LOSS) BEFORE TAX	(4,307)	1,350	6,612	970	(1,042)	3,583	89	1,590	6,996	1,606	(2,423)	7,858
Income tax	1,490	(312)	(1,484)	(165)	(119)	(590)	133	(424)	(1,636)	(554)	726	(1,755)
PROFIT (LOSS) FROM CONTINUING OPERATIONS	(2,817)	1,038	5,128	805	(1,161)	2,993	222	1,166	5,360	1,052	(1,697)	6,103
Profit (Loss) from discontinued operations	(7)	77	—	—	—	70	(24)	39	—	—	—	15
CONSOLIDATED PROFIT (LOSS) FOR THE YEAR	(2,824)	1,115	5,128	805	(1,161)	3,063	198	1,205	5,360	1,052	(1,697)	6,118
Attributable to non-controlling interests	(79)	—	866	—	(19)	768	28	—	738	48	(26)	788
PROFIT (LOSS) ATTRIBUTABLE TO THE PARENT	(2,745)	1,115	4,262	805	(1,142)	2,295	170	1,205	4,622	1,004	(1,671)	5,330

Following is the detail of revenue by the geographical segments used by the Group. For the purposes of the table below, revenue is deemed to be that recognized under Interest and similar income, Income from equity instruments, Fee and commission income, Gains/Losses on financial assets and liabilities (net) and Other operating income in the accompanying consolidated income statements for 2013 and 2012.

	Revenue (millions of euros)
	Revenue from external customers		Inter-segment revenue		Total revenue
	2013	2012	2013	2012	2013	2012

Continental Europe	24,369	27,139	1,141	248	25,510	27,387
United Kingdom	9,612	11,019	1,180	1,294	10,792	12,313
Latin America	33,071	37,025	388	262	33,459	37,287
United States	2,369	3,066	119	(62)	2,488	3,004
Corporate Activities	4,015	3,718	6,862	9,056	10,877	12,774
Inter-segment revenue adjustments and eliminations	—	—	(9,690)	(10,798)	(9,690)	(10,798)

	73,436	81,967	—	—	73,436	81,967

b)	Business segments

At this secondary level of segment reporting, the Group is structured into commercial banking, asset management and insurance, global wholesale banking and the segment relating to real estate operations discontinued in Spain; the sum of these four segments is equal to that of the primary geographical operating segments. Total figures for the Group are obtained by adding to the business segments the data for the corporate activities segment.

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

The condensed income statements and other significant data are as follows:

	Millions of euros
	2013						2012
(Condensed) income statement	Commercial banking	Global whole-sale banking	Asset management and insurance	Real estate operations discontinued in Spain	Corporate Activities	Total	Commercial banking	Global whole-sale banking	Asset management and insurance	Real estate operations discontinued in Spain	Corporate Activities	Total

INTEREST INCOME/(CHARGES)	25,552	2,464	115	38	(2,234)	25,935	28,865	2,708	119	74	(1,843)	29,923

Income from equity instruments	78	265	—	—	35	378	86	284	—	—	53	423
Income from companies accounted for using the equity method	401	(1)	148	(40)	(8)	500	400	—	131	(100)	(4)	427
Net fee and commission income (expense)	8,193	1,254	349	15	(50)	9,761	8,471	1,360	418	41	(29)	10,261

Gains/losses on financial assets and liabilities (net) and exchange differences (net)	1,119	1,159	6	1	1,109	3,394	2,004	840	3	5	288	3,140

Other operating income (expenses)	(553)	7	145	(8)	118	(291)	(630)	(16)	223	(3)	536	110
TOTAL INCOME	34,790	5,148	763	6	(1,030)	39,677	39,196	5,176	894	17	(999)	44,284
General administrative expenses	(14,890)	(1,549)	(285)	(162)	(566)	(17,452)	(15,343)	(1,592)	(272)	(184)	(410)	(17,801)
Personnel expenses	(8,669)	(988)	(149)	(47)	(216)	(10,069)	(8,986)	(1,013)	(160)	(45)	(102)	(10,306)
Other general administrative expenses	(6,221)	(561)	(136)	(115)	(350)	(7,383)	(6,357)	(579)	(112)	(139)	(308)	(7,495)

Depreciation and amortization	(2,027)	(186)	(33)	(13)	(132)	(2,391)	(1,848)	(171)	(35)	(9)	(120)	(2,183)
Provisions (net)	(1,173)	(47)	(3)	—	(959)	(2,182)	(1,815)	(17)	(17)	—	371	(1,478)
Impairment losses	(9,506)	(952)	(7)	(410)	(352)	(11,227)	(12,182)	(420)	(2)	(6,164)	(112)	(18,880)
Net impairment losses on non-financial assets	(73)	(37)	—	—	(393)	(503)	(44)	(24)	—	—	(440)	(508)

Other non-financial gains (losses)	249	12	2	(328)	1,795	1,730	219	(5)	8	(741)	668	149
PROFIT (LOSS) BEFORE TAX	7,370	2,389	437	(907)	(1,637)	7,652	8,183	2,947	576	(7,081)	(1,042)	3,583
Income tax	(1,509)	(661)	(101)	272	(114)	(2,113)	(1,675)	(827)	(154)	2,185	(119)	(590)
PROFIT (LOSS) FROM CONTINUING OPERATIONS	5,861	1,728	336	(635)	(1,751)	5,539	6,508	2,120	422	(4,896)	(1,161)	2,993
Profit (Loss) from discontinued operations	(15)	—	—	—	—	(15)	70	—	—	—	—	70

CONSOLIDATED PROFIT (LOSS) FOR THE YEAR	5,846	1,728	336	(635)	(1,751)	5,524	6,578	2,120	422	(4,896)	(1,161)	3,063
Attributable to non-controlling interests	769	224	24	—	137	1,154	686	209	20	(128)	(19)	768
PROFIT (LOSS) ATTRIBUTABLE TO THE PARENT	5,077	1,504	312	(635)	(1,888)	4,370	5,892	1,911	402	(4,768)	(1,142)	2,295

53.	Related parties

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

	Millions of euros
	2013				2012				2011
	Associates and jointly controlled entities	Members of the board of directors	Executive vice presidents	Other related parties	Associates and jointly controlled entities	Members of the board of directors	Executive vice presidents	Other related parties	Associates and jointly controlled entities	Members of the board of directors	Executive vice presidents	Other related parties
Assets:	9,425	6	36	1,599	6,626	7	33	1,417	6,507	19	31	1,902
Loans and advances to credit institutions	7,392	—	—	—	5,635	—	—	—	5,855	—	—	—
Loans and advances to customers	1,331	6	36	424	544	7	33	1,233	146	19	31	1,508

Debt instruments	702	—	—	1,175	447	—	—	184	506	—	—	394

Liabilities:	(946)	(9)	(10)	(197)	(544)	(14)	(15)	(529)	(1,250)	(22)	(27)	(364)
Deposits from credit institutions	(440)	—	—	—	(422)	—	—	—	(1,136)	—	—	—
Customer deposits	(498)	(9)	(10)	(197)	(122)	(14)	(15)	(529)	(114)	(22)	(27)	(364)
Marketable debt securities	(8)	—	—	—	—	—	—	—	—	—	—	—

Income statement:	143	—	—	29	161	—	(1)	69	177	—	(1)	60

Interest and similar income	112	—	—	8	94	—	—	36	155	—	—	35
Interest expense and similar charges	(22)	—	—	(7)	(4)	—	(1)	(5)	(2)	—	(1)	(4)
Gains/losses on financial assets and liabilities	12	—	—	25	59	—	—	24	12	—	—	20
Fee and commission income	502	—	—	(5)	43	—	—	14	50	—	—	9

Fee and commission expense	(31)	—	—	—	(31)	—	—	—	(38)	—	—	—

Other:	14,029	—	4	4,137	12,573	1	7	2,958	10,866	1	10	5,051
Contingent liabilities	74	—	—	145	—	—	—	303	222	—	—	590
Contingent commitments	1,063	—	4	96	3,431	1	7	3	257	1	10	3
Derivative financial instruments	12,892	—	—	3,897	9,142	—	—	2,652	10,387	—	—	4,458

In addition to the detail provided above, there were insurance contracts linked to pensions amounting to EUR 342 million at December 31, 2013 (December 31, 2012: EUR 405 million; December 31, 2011: EUR 2,146 million).

54.	Risk management

1. CORPORATE RISK MANAGEMENT, CONTROL AND APPETITE PRINCIPLES

1.1 Corporate principles

The Group’s risk management model underlying the business model is based on the following principles:

•	Independence of the risk function with respect to the business. The head of the Group’s risk division, as second deputy chairman and as chairman of the risk committee, reports directly to the executive committee and the board. The segregation of functions between the business areas and the risk areas entrusted with risk acceptance, measurement, analysis, control and reporting provides sufficient independence and autonomy for proper risk control.

•	Direct involvement of senior management in the decision-making process.

•	Decisions by consensus, in order to ensure that different opinions are taken into account and avoid individual decision making, even at branch level. Decisions on credit transactions taken jointly by the risk and commercial areas, and the ultimate decision lies with the risk area in the event of discrepancy.

•	Definition of powers. The type of activities to be performed, segments, risks to be assumed and risk decisions to be made are clearly defined for each risk approval and risk management unit, based on their delegated powers. How transactions should be arranged and managed and where they should be recognized for accounting purposes is also defined.

•	Corporate control. Risk is controlled and managed in an integrated fashion through a corporate structure with Group-wide responsibilities (all risk, all businesses, and all geographical areas).

At the Group, the risk management and control process is conducted as follows:

•	Definition of risk appetite, the purpose of which is to delimit, synthetically and explicitly, the levels and types of risk the Group is willing to assume in the performance of its business.

•	Establishment of risk policies and procedures, which constitute the basic regulatory framework governing risk activities and processes. The local risk units use the mirror structures they have established to transpose the corporate risk regulations into their internal policies.

•	Construction, independent validation and approval of the risk models developed pursuant to corporate methodological guidelines. These tools enable Santander Group to systematize the risk origination, monitoring and recovery processes, the calculation of expected loss and capital required, and the measurement of the held-for-trading portfolio.

•	Implementation of a risk monitoring and control system which checks, on a daily basis and with the corresponding reports, the degree to which the Group’s risk profile matches the risk policies approved and the risk limits set.

1.2 Risk culture

The risk culture is based on the principles of the Group’s risk management model detailed above and is transmitted to all of the organization’s business and management units, supported, inter alia, by the following levers:

•	At the Group, the risk function is independent from the business units. This allows its criteria and opinions to be taken into account in the various spheres in which the Group’s businesses are carried on.

•	The structure of the delegation of powers at the Group requires a large number of transactions to be submitted for validation by one of the Group’s central services risk committees, namely the global risk unit committee, the risk committee or the Group’s executive committee. The highly frequent nature of the meetings of these validation and monitoring committees (twice a week in the case of the risk committee; once a week in the case of the executive committee) enables a high degree of agility in the resolution of proposals while, at the same time, ensuring the assiduous participation of senior management in the daily management of the Group’s various risks.

•	The Group has action manuals and policies regarding risk management. The risk and business teams hold periodic business orientation meetings which establish approaches that are in line with the Group’s risk culture. Similarly, risk and business executives participate as speakers at the meetings of the Group central services’ various transaction resolution committees mentioned above, and this facilitates the transmission of the criteria and approaches emanating from senior management to both the teams of executives and the organization’s other risk committees. The non-assignment of personal powers requires all decisions to be taken by group bodies, which makes decision-making more rigorous and transparent.

•	Limit plan: the Group has implemented a comprehensive risk limit system, which is updated at least once a year and encompasses both credit risk and the various trading, liquidity and structural market risk exposures (for each business unit and by risk factor). Credit risk management is supported by credit management programs (individual customers and small businesses), rating systems (exposures to medium-sized and large companies) and pre-classifications (large corporate customers and financial counterparties). There are also limits on operational risk.

•	The exposure information and aggregation systems in place at the Group allow it to monitor exposures on a daily basis, to check that the approved limits are complied with systematically, and to adopt, if necessary, the appropriate corrective measures.

•	The main risks are analyzed not only when they are originated or when problems arise in the ordinary recovery process, but also on an ongoing basis for all customers.

•	Other procedures supporting the transmission of the risk culture are the training activities performed at the corporate risk school, the remuneration and incentives policy -which always includes performance-based variables that take into account risk quality and the Group’s long-term results-, employees’ adherence to the general codes of conduct and systematic, independent action taken by the internal audit services.

1.3 Risk appetite at the Group

Risk appetite is defined at the Group as the amount and type of risk that it considers reasonable to assume in implementing its business strategy, in order to ensure that it can continue to operate normally if unexpected events occur. To this end, severe scenarios are taken into account, which might have an adverse impact on its levels of capital or liquidity, its profits and/or its share price.

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

These limit structures for each risk are complementary to the risk appetite and fundamental to the articulation of an effective management thereof on a day-to-day basis. If the established risk appetite levels are reached, the required management measures must be adopted so that the desired risk profile can be restored.

Every quarter, the risk committee and the executive committee of the Group check compliance with the risk appetite at both Group and business unit level.

In 2013 further progress was made in the effective application of the risk appetite framework at the Group through both the related quarterly reviews referred to above and its implementation in certain of the Group’s main units.

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

These metrics are calculated for severe stress scenarios that are plausible but unlikely to occur.

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

The time horizon for the materialization of the adverse effects for all the risks considered is generally three years, or one year for market risk. Accordingly, the risk appetite framework should be complied with for each of the following three years.

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

Also, in view of the related stress scenarios referred to in the preceding section, the Group’s risk appetite establishes that its risk profile must be such that the unexpected effect of these stress scenarios does not impair the core capital ratio by more than 100 basis points.

This capital approach included in the risk appetite framework is complementary to and consistent with the capital target for the Group that was approved as part of the capital planning process (Pillar II) implemented at the Group for a period of three years.

Liquidity position

The Group has implemented a funding model based on autonomous subsidiaries that are responsible for covering its liquidity requirements. Based on this premise, liquidity management is performed at the level of each of the subsidiaries within the corporate management framework which implements its basic principles (decentralization, medium- and long-term balance between the source and the use of funds, high weighting of customer deposits, diversification of wholesale sources, low recourse to short-term funding, sufficient liquidity reserve) and it is based on three fundamental pillars (governance model, balance sheet analysis and liquidity risk measurement, and management adapted to the needs of the business).

The Group’s liquidity risk appetite establishes a structural funding ratio of over 100%, i.e. the medium- and long-term customer deposits, capital and issues must exceed the structural funding needs defined basically as loans and credits and investments in Group companies. In addition, liquidity position and horizon targets are set for local and global systemic stress scenarios and idiosyncratic stress scenarios.

Supplementary quantitative metrics of concentration risk appetite

The Group wishes to maintain a widely diversified risk portfolio from the perspective of its exposure to large risks, to certain markets and to specific products. This is obtained firstly by virtue of the Group’s focus on the retail banking business with a high level of international diversification.

Concentration risk is measured using the following metrics for which risk appetite thresholds are established as a proportion of capital or loans and credits (generally):

•	Customer (in proportion to capital): a) maximum individual net exposure to corporate customers (also, customers with internal ratings below the investment grade equivalent and which exceed a certain exposure level are monitored); b) maximum aggregate net exposure to the Group’s 20 largest corporate customers (Top 20); c) maximum aggregate net exposure of the exposures considered to be large exposures (corporate and financial customers); and d) maximum effect on earnings before tax (EBT) of the simultaneous default of the five largest corporate exposures (jump to default Top 5).

•	Sector: maximum exposure of the corporate portfolio in a given economic sector as a percentage of loans and credits (both total loans and credits and those to the corporate segment).

•	Portfolios with a high risk profile (defined as retail portfolios with percentage risk premiums above the established threshold): maximum percentages of exposure to this type of portfolio as a proportion of loans and credits (both total and retail loans and credits) and for the various business units.

Non-financial risks

•	Operational risk: a maximum ratio of net operational risk losses to total income is established (for both the Group and each unit). In addition, the Group assesses the management status, which is based on the results of indicators of various matters including, inter alia, governance and management, budgetary compliance, quality of events databases, and corporate self-assessment questionnaires on the control environment. In accordance with the Basel specifications, net losses include the losses that might arise from compliance risk.

•	Compliance and reputational risk: zero risk appetite. Consequently, the Group’s objective is to minimize the incidence of this type of risk, which it monitors on a systematic basis through the compliance and reputational risk indicator resulting from the measurement matrix created for this purpose.

Qualitative elements of the risk appetite

In general, the Group’s risk appetite framework is based on maintaining the following qualitative objectives:

•	A predictable general medium-low risk profile based on a diversified business model focusing on retail banking with a diversified international presence and significant market shares, and a wholesale banking model which prioritizes the relationship with the customer base in the Group’s principal markets.

•	A target rating of between AA- and A-, both at Group level and for the local units (at local scale), based on the environment and on the performance of sovereign risk.

•	A stable, recurring earnings generation and shareholder remuneration policy based on a strong capital and liquidity base and a strategy to effectively diversify sources and maturities.

•	A corporate structure based on autonomous subsidiaries that are self-sufficient in capital and liquidity terms, minimizing the use of non-operating or purely instrumental companies, and ensuring that no subsidiary has a risk profile that might jeopardize the Group’s solvency.

•	An independent risk function with highly active involvement of senior management to guarantee a strong risk culture focused on protecting and ensuring an adequate return on capital.

•	To maintain a management model that ensures that all risks are viewed in a global interrelated way through a robust corporate risk control and monitoring environment with global responsibilities: all risks, all businesses, and all geographical areas.

•	A business model that focuses on the products with respect to which the Group considers that it has sufficient knowledge and management capacity (systems, processes and resources).

•	The confidence of customers, shareholders, employees and professional counterparties, enabling the Group to conduct its business within the bounds of its social and reputational commitment, in accordance with its strategic objectives.

•	The availability of sufficient and adequate human resources, systems and tools in order to enable Santander Group to maintain a risk profile compatible with the established risk appetite, at both global and local level.

•	The application of a remuneration policy containing the incentives required to ensure that the individual interests of employees and executives are in line with the corporate risk appetite framework and that the incentives are consistent with the Group’s long-term earnings performance.

The Group’s risk appetite framework also contains specific qualitative objectives for the various types of risk considered:

Living wills (recovery and resolution plans)

The Group has a corporate structure based on autonomous subsidiaries that are self-sufficient in capital and liquidity terms and it ensures that none of these subsidiaries has a risk profile that might jeopardize the Group’s solvency.

In 2010 the Group filed its corporate living will with the supervisor of the consolidated Group, the Bank of Spain. Also, although it was not required, in 2010 more summarized individual living wills were prepared for the important geographical units, including Brazil, Mexico, Chile, Portugal and the UK.

In 2013 the fourth version of the corporate living will was prepared. As with the first three versions in 2010, 2011 and 2012, the Group submitted the fourth version of the living will to its CMG (Crisis Management Group) in September 2013. The 2013 living will comprises the corporate plan (corresponding to Banco Santander, S.A.) and the individual plans for most of its most important local units (the UK, Brazil, Mexico, the US – Santander USA, Germany and Portugal). Particularly noteworthy are the cases of the UK, Germany and Portugal, where, irrespective of the obligation to be part of the corporate living will, a complete version was prepared in compliance with local regulatory initiatives.

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

The risk committee, an executive body that adopts decisions within the scope of the powers delegated by the board, is presided over by the second deputy chairman of the Group and also comprises a further four directors of the Bank.

The responsibilities assigned to the risk committee are essentially as follows:

•	To propose to the board the Group’s risk policy, which will identify, in particular:

•	The various types of risk (financial, operational, technological, legal and reputational, inter alia) facing the Group.

•	The information and internal control systems to be used to control and manage these risks.

•	The level of risk deemed acceptable by the Group.

•	The measures envisaged to mitigate the impact of the identified risks in the event that they materialize.

•	To conduct systematic reviews of the Group’s exposure to its main customers, economic activity sectors, geographical areas and types of risk.

•	To authorize the management tools and risk models and ascertain the result of their internal validation.

•	To ensure that the Group’s actions are consistent with the previously defined risk appetite.

•	To be informed of, assess and follow such remarks and recommendations as may periodically be made by the supervisory authorities in discharging their function.

•	To resolve transactions outside the powers delegated to lower-ranking bodies and the overall limits for pre-classified risk categories for economic groups or in relation to exposure by type of risk.

The risk committee has delegated certain of its powers to risk subcommittees which are structured by geographical area, business line and type of risk, all of which are defined in the corporate risk governance model.

In addition, both the executive committee and the board of directors of the Bank pay particular attention to the management of the Group’s risks.

The board of directors will propose to the shareholders at the 2014 annual general meeting that the Bylaws be amended to provide, in compliance with the recent CRD IV Directive, for the creation of a new committee responsible for assisting the board on matters relating to risk oversight. When this committee has been created, the risk committee will retain its competencies regarding risk management.

The second deputy chairman of the Group is the person ultimately responsible for risk management. He is also a member of the board of directors and chairman of the risk committee, and two general risk units report to him. These units are independent of the business areas from both a hierarchical and functional standpoint, and their organizational and functional structure is as follows:

•	The risk unit (“DGR”) is responsible for the executive credit risk and financial risk management functions and for the control of other risks (mainly technology, operational and compliance risk), and it is adapted to the structure of the business, both by type of customer and by activity and geographical area (global/local perspective).

The areas of the risk unit are divided into three blocks:

•	A structure for the management and control of financial risks (credit, market and structural risk) and the control of other risks. This block includes the following areas: loans to individuals, loans to companies, loan approval and monitoring, market and structural risks and non-financial risk control.

•	A business structure, centered on the performance of the risk function in the Group’s global and local businesses. This block includes the following areas: Santander Consumer Finance risk management, global business risk management, and asset write-downs and recoveries.

•	A structure for the establishment of frameworks, the development and implementation of models and information infrastructure. This block includes the following areas: risk policies, methodology and risk information management.

In compliance with the aforementioned structure, the Group has defined a planning and governance area responsible for the coordination of new projects and the internal management of all the units, and a risk monitoring and consolidation area responsible for overseeing all risks on an overall basis.

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

In general, it is possible to distinguish the main functions performed by the global areas of the DGR and by the units:

•	The risk unit establishes risk policies and criteria, global limits and decision-making and control processes; it generates management schemes, systems and tools; and it adapts the best practices of both the banking industry and the various local units for their application in the Group.

•	The local units apply the policies and systems to the local market; they adapt the management schemes and organization to the corporate frameworks; they contribute criticism and best practices; and they lead local projects.

•	The integrated risk control and internal risk validation unit, with global-reaching corporate responsibilities, which provide support to the Group’s governing bodies, namely:

•	Internal validation of the credit and market risk and economic capital models in order to measure their suitability for management and regulatory purposes. The validation exercise envisages the review of the theoretical fundamentals of the model, the quality of the data used to build and calibrate the model, and its use and the associated corporate governance process.

•	Integrated risk control, the purpose of which is to supervise the quality of the Group’s risk management, seeking to ensure that the systems for the management and control of the risks inherent to its activity comply with the strictest criteria and the best practices observed in the industry and/or required by the regulators, and verifying that the risk profile actually assumed is within the guidelines laid down by senior management.

3. INTEGRATED RISK CONTROL AND INTERNAL RISK VALIDATION

The integrated risk control and internal risk validation functions are located, at corporate level, within the integrated risk control and internal risk validation unit, reporting directly to the second deputy chairman of the Group and chairman of the risk committee, and provide support for the Group’s governing bodies in risk control and management matters.

3.1 Integrated risk control function

In 2008 the Group launched the integrated risk control function in order to ensure an integrated view of the management of all the risks affecting the performance of the Group’s ordinary activities. The risks taken into consideration are: credit risk (including concentration and counterparty risks); market risk (including liquidity risk and structural interest rate and foreign currency risks); operational and technology risk; and compliance and reputational risk.

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

The function is characterized by having global and corporate scope and encompasses all risks, all businesses and all geographical areas. It is a third layer of control which follows the control performed in the first instance by the officer responsible for managing and controlling each risk at each business or functional unit (first layer of control) and by each officer responsible for the control of each risk at corporate level (second layer of control). This system ensures a vision and, therefore, the integrated monitoring of all the risks incurred by the Group in the performance of its business activities.

3.2 Independent internal validation of risk models

In addition to constituting a regulatory requirement, the internal validation of risk models function provides essential support to the board’s risk committee and the local and corporate risk committees in the performance of their duties to authorize the use of the models (for management and regulatory purposes) and to review them regularly.

To this end, a sufficiently independent specialized unit of the Group issues an expert opinion on the adequacy of the internal models for the intended internal management and/or regulatory purposes (calculation of regulatory capital, level of provisions, etc.), expressing a conclusion on their robustness, usefulness and effectiveness.

At the Group, internal validation covers all models used in the risk function, i.e. credit, market, structural and operational risk models and economic and regulatory capital models. The scope of the validation includes not only the more theoretical or methodological aspects, but also the technology systems and the data quality that facilitate and underpin the effective operation of the models and, in general, all the relevant aspects of risk management (controls, reporting, uses, involvement of senior management, etc.).

This function is performed at a global and corporate level in order to ensure uniformity of application, and is implemented through five regional centers located in Madrid, London, São Paulo, New York and Wroclaw (Poland). From a functional standpoint, these centers are fully accountable to the corporate center, which makes it possible to ensure consistency in the performance of their activities. This system facilitates the application of a corporate methodology that is supported by a set of tools developed internally by the Group that provide a robust corporate framework to be used at all the Group’s units and which automate certain verifications to ensure efficient reviews.

It should be noted that the Group’s corporate internal validation framework is fully consistent with the internal validation standards for advanced approaches issued by the Bank of Spain and by the other supervisors to which the Group is subject. Accordingly, the Group maintains the segregation of functions between internal validation and internal audit, which, in its role as the last layer of control at the Group, is responsible for reviewing the methodology, tools and work performed by internal validation and for giving its opinion on the degree of effective independence.

4. CLUSTERS OF RISK

The Group’s senior management considers that there are clusters of risk that affect its business and, therefore, the risks arising from it. These clusters and the actions adopted to mitigate them are as follows:

•	Macroeconomic environment: at times of crisis it is particularly important to pay attention to the volatility of the macroeconomic environment. Geographical diversification protects the Group’s results by minimizing the impact of this volatility, and it enables the Group to maintain a medium-low risk profile. In addition, the Group uses scenario analysis techniques to ensure that its risk profile is maintained within the established risk appetite and that the balance sheet is resistant to potential adverse macroeconomic scenarios. These analyses are regularly submitted to senior management, and they include the potential impact on the income statement of the effect of the scenarios on margins, credit risk and counterparty risk losses and the trading portfolio. The analyses also consider the impact of adverse scenarios on the Group’s liquidity position.

•	Regulatory change: as a response to the financial crisis in recent years, the regulators and competent authorities in banking matters are designing a series of measures intended to avoid future crises and to mitigate their impact, if any. Compliance with these measures by financial institutions, especially those designated as systemic, is having an impact on various areas: capital requirements, liquidity, transparency, etc.

The constant monitoring of the changes in the regulatory framework and the anticipation of these changes to enable Banco Santander to adapt swiftly to the new requirements constitute the basic pillars of the Bank’s approach to these matters.

The public policy department, which forms part of the communication, corporate marketing and studies division, assumes the task of monitoring and managing regulatory alerts, in coordination with the general secretary’s division, the controller’s unit, the finance and risk divisions and the support and business areas affected by these alerts. The persons responsible for public policy at division level hold meetings on a monthly basis and those responsible for public policy at country level hold a teleconference every month in order to ensure coordination at Group level.

This approach is encouraged and supported from the highest echelons of the Bank’s senior management. The public policy committee, which is chaired by the CEO, is the forum where the main regulatory changes are reported, the impact thereof is analyzed and the strategy to be adopted regarding these matters is designed.

•	Reputational and conduct risk: in order to mitigate the impact of these risks, in recent years the Group has substantially reinforced its control of all matters relating to the marketing of products (including follow-up) and customer relations. This matter is currently the focus of considerable attention by both the supervisors and public opinion, not only in relation to investment products but also banking products and financial services in general.

5. CREDIT RISK

5.1 Introduction to the treatment of credit risk

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

The Group has a mainly retail profile, with more than 80% of its total risk exposure being generated by its commercial banking business.

5.2 Main aggregates and variations

5.2.1 Global credit risk map - 2013

Following are the main aggregates relating to credit risk arising on customer business:

	Credit risk exposure to customers (1) (millions of euros)			Non-performing loans ratio (%)			Coverage ratio (%)
	2013	2012	2011	2013	2012	2011	2013	2012	2011

Continental Europe	312,167	332,261	353,506	9.13	6.29	5.24	57.3	77.0	55.2
Spain	189,783	210,536	223,456	7.49	3.84	3.30	44.0	50.0	50.9
Santander Consumer Finance	50,628	59,387	59,442	4.01	3.90	3.97	105.3	109.5	109.3
Portugal	26,810	28,188	30,607	8.12	6.56	4.06	50.0	53.1	54.9
Poland	18,101	10,601	9,120	7.84	4.72	4.89	61.8	68.3	65
United Kingdom	235,627	254,066	257,698	1.98	2.05	1.85	41.6	44.1	37.5
Latin America	150,979	160,413	159,445	5.03	5.42	4.32	84.6	87.5	97.0
Brazil	79,216	89,142	91,035	5.64	6.86	5.38	95.1	90.2	95.2
Mexico	24,024	22,038	19,446	3.66	1.94	1.82	97.5	157.3	175.7
Chile	31,645	32,697	28,462	5.91	5.17	3.85	51.1	57.7	73.4
Puerto Rico	4,023	4,567	4,559	6.29	7.14	8.64	61.6	62.0	51.4
Argentina	5,283	5,378	4,957	1.42	1.71	1.15	140.4	143.3	206.9
United States	40,349	44,678	43,052	2.23	2.29	2.85	93.6	105.9	96.2
Total Group	738,558	793,448	820,968	5.64	4.54	3.90	61.7	72.4	61.0

(1)	Including gross loans and advances to customers, guarantees, documentary credits and the mark-to-market of customer derivatives (EUR 5,505 million).

At 2013 year-end credit risk exposure had fallen by 7%. This fall was experienced across the board, except for Brazil, Mexico, Chile and Poland, where growth was observed in 2013 in local currency terms. These lending levels, together with non-performing loans of EUR 41,652 million, placed the Group’s non-performing loans ratio at 5.64% (up 110 basis points. on 2012).

The Group’s coverage ratio stood at 62%. It is important to take into account that the ratio is reduced by the relative proportion of the mortgage portfolios (especially in the UK and Spain), which require lower on-balance-sheet provisions since they are secured by collateral.

5.3 Detail of geographical areas with the highest concentrations

Following is a description of the portfolios in the geographical areas where the Group’s risk concentration is highest:

5.3.1 UK

Credit risk exposure to UK customers amounted to EUR 235,627 million at the end of December 2013, and represented 31.9% of the Group total.

Due to its importance, not only to Santander UK, but also to Santander Group’s lending activity as a whole, the mortgage loan portfolio (which totaled EUR 177,617 million at the end of December 2013) must be highlighted.

This portfolio is composed entirely of first-mortgage home purchase or refurbishment loans to new and existing customers, since transactions involving second or successive liens on mortgaged properties are no longer originated.

The property on which the mortgage guarantee is constituted must be located in the UK, irrespective of where the funding is to be employed, except for certain one-off transactions. Loans may be granted for the purchase of residences abroad, but the mortgage guarantee must in all cases be constituted on a property located in the UK.

Geographically speaking, the credit risk exposure is concentrated mainly in the South East of England, where house price indices reflect a more stable behavior, even in times of economic slowdown.

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

The non-performing loans ratio rose from 1.74% in 2012 to 1.88% at 2013 year-end.

This rise can be explained mainly by the fall in loans and credits due to the application of the strict lending and pricing policies implemented in recent years. The effect of these measures has been to reduce exposure to certain worst performing subsegments, such as interest-only mortgages, to a greater extent than the new lending generated, with the corresponding reduction in total stock.

There was a significant improvement in the performance of non-performing loans as a result of the more favorable macroeconomic environment and the increase in re-performing loans due to the improved efficiency of the recovery teams. Thus, the amount of non-performing loans increased by 1.1% to EUR 3,453 million, including foreclosed homes, compared with the 8.5% rise in 2012.

The credit policies limit the maximum loan-to-value criteria to 90% for loans on which principal and interest are repaid and to 50% for loans on which interest is paid periodically and the principal is repaid on maturity.

Current credit risk policies expressly prohibit loans considered to be high risk (subprime mortgages), and establish demanding requirements regarding the credit quality of both loans and customers. For example, the granting of mortgage loans with LTVs exceeding 100% has been forbidden since 2009. Between 2009 and 2012 less than 0.1% of new production had an LTV higher than 90%.

5.3.2 Spain

5.3.2.1 Portfolio overview

Total credit risk in Spain (including guarantees and documentary credits but excluding the real-estate run off unit) amounted to EUR 189,783 million (26% of the Group total), with an adequate degree of diversification in terms of both products and customer segments. In 2013 lending levels continued to fall as a result of the decrease in the demand for credit and the economic situation. The non-performing loans ratio stood at 7.49%. The coverage ratio stood at 44%.

5.3.2.2 Portfolio of home purchase loans to families

Home purchase loans granted to families in Spain stood at EUR 55,158 million at 2013 year-end. Of this amount, 98% was secured by mortgages.

	31-12-13
In millions of euros	Gross amount	Of which: Impaired
Home purchase loans	55,158	4,041
Without mortgage guarantee	863	461
With mortgage guarantee	54,295	3,580

The risk profile of the home purchase mortgage loan portfolio in Spain remained at a medium-low level, with limited prospects of additional impairment:

•	All mortgage transactions include principal repayments from the very first day.

•	There is a habitual practice of early repayment, as a result of which the average life of transactions is much shorter than the contractual term.

•	Debtors provide all their assets as security, not just the home.

•	High quality of the collateral, since the portfolio consists almost exclusively of principal-residence loans.

•	88% of the portfolio has an LTV of less than 80%.

•	Stable average debt-to-income ratio at around 29%.

	12/31/13
	Loan-to-value ratio
In millions of euros	Less than or equal to 40%	More than 40% and less than 60%	More than 60% and less than 80%	More than 80% and less than or equal to 100%	More than 100%	Total
Initial gross amount	12,703	16,642	18,185	5,683	1,083	54,295
Of which: Impaired	277	641	1,353	951	358	3,580

For internal management purposes, the Group updates the LTV ratios at least once a year, taking into consideration published house price indices. Also, if a debtor becomes impaired the Group updates the appraisals undertaken by valuers, which are taken into account in the estimate of impairment losses.

5.3.2.3 Portfolio of loans to non-real estate companies

The EUR 106,042 million of loans granted directly to SMEs and companies constitute the most important lending segment in Spain, representing 56% of the total.

Most of the portfolio relates to individualized customers to which a risk analyst has been assigned because of the risk assumed. The risk analyst monitors the customer on an ongoing basis in all the phases of the risk cycle.

The non-performing loans ratio of this portfolio was 8.72% in 2013, impacted by the continuity of the complicated economic environment and by the drop in lending.

5.3.2.4 Real estate loan portfolio

Gross real estate exposure in Spain amounted to EUR 20,936 million at 2013 year-end, of which EUR 12,105 million relate to loans and EUR 8,831 million to foreclosed properties. Of these amounts, EUR 11,355 million of loans and EUR 7,990 million of foreclosed properties are managed using a specialized management model in a separate unit called “Real estate operations discontinued in Spain”, which also manages investments in the real estate industry (Metrovacesa, S.A. and the Spanish Bank Restructuring Asset Management Company).

The policy of severely reducing the balances in this segment continued in 2013.

	Millions of euros
	31-12-13	31-12-12	31-12-11
Balance at beginning of year	15,867	23,442	27,334
Foreclosed assets	(848)	(930)	(914)
Reductions (1)	(2,114)	(5,670)	(2,742)
Written-off assets	(800)	(975)	(236)

Balance at end of year (net)	12,105	15,867	23,442

(1)	Includes sales of portfolios, cash recoveries and third-party subrogations

The NPL ratio of this portfolio ended the year at 61.7% (compared with 47.7% at December 2012) due to the increase in the proportion of impaired assets in the problem loan portfolio and, in particular, to the sharp reduction in lending in this segment. The table below shows the distribution of the portfolio. The coverage ratio of the real estate exposure in Spain stands at 41.1%.

	12/31/13
Millions of euros	Gross amount	Excess over collateral value	Specific allowance
Financing for construction and property development recorded by the Group’s credit institutions (business in Spain)	12,105	5,173	4,981
Of which: Impaired	7,473	3,869	3,960
Of which: Substandard	2,972	1,011	1,021
Memorandum item: Written-off assets	1,642

Memorandum item: Data from the public consolidated balance sheet	12/31/13
Millions of euros	Carrying amount
Total loans and advances to customers excluding the public sector (businesses in Spain)	160,478
Total consolidated assets	1,115,638
Impairment losses and credit risk allowances. Collective coverage (business in Spain)	213

The Group calculates the loan loss allowance individually as the difference between the carrying amount of the debt and the present value of its estimated cash flows over the life of the agreement, including those from the guarantees, less costs to sell.

At year-end, this portfolio had low concentration and an adequate level of collateral and allowances.

	Loans: Gross amount	Loans: Gross amount
	12/31/13	12/31/12
1. Without mortgage guarantee	1,562	2,225
2. With mortgage guarantee	10,543	13,642
2.1 Completed buildings	5,600	7,025
2.1.1 Residential	3,192	3,491
2.1.2 Other	2,408	3,534
2.2 Buildings under construction	685	1,493
2.2.1 Residential	573	1,080
2.2.2 Other	112	413
2.3 Land	4,258	5,124
2.3.1 Developed land	3,751	4,705
2.3.2 Other land	507	419

Total	12,105	15,867

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

The loan approval processes are managed by specialist teams which, working in direct coordination with the sales teams, have a set of clearly defined policies and criteria:

•	Property developers with a strong solvency profile and a proven track record in the market.

•	Strict criteria regarding the specific parameters of the transactions: exclusive financing for the construction cost, high percentages of accredited sales, principal residence financing, etc.

•	Support of financing of government-subsidized housing, with accredited sales percentages.

•	Restricted financing of land purchases, subject to the restoration of a sufficient level of coverage in existing financing arrangements or to the obtainment of increased collateral.

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

The management of on-balance-sheet property assets is performed by companies that specialize in the sale of property (Altamira Santander Real Estate, S.A.) and is supplemented by the commercial network structure. The sale prices are reduced in line with market conditions.

Foreclosed properties

As a last resort, the acquisition and foreclosure of property assets is one of the mechanisms adopted in Spain in order to manage the portfolio efficiently. At December 31, 2013, the net balance of these assets amounted to EUR 4,146 million (gross amount: EUR 8,831 million; recognized allowance: EUR 4,685 million).

The following table shows the detail of the foreclosure of property assets by the businesses in Spain at 2013 and 2012 year-end:

	12/31/13		12/31/12
Millions of euros	Carrying amount	Of which: Allowance	Carrying amount	Of which: Allowance
Property assets arising from financing provided to construction and property development companies	3,397	4,151	2,906	3,650
Of which:
Completed buildings	1,059	727	793	498
Residential	492	338	393	236
Other	567	389	400	262
Buildings under construction	366	369	283	281
Residential	366	368	274	273
Other	—	1	9	8
Land	1,972	3,055	1,830	2,871
Developed land	926	1,390	1,302	2,024
Other land	1,046	1,665	528	847
Property assets from home purchase mortgage loans to households	747	530	707	454
Other foreclosed property assets	2	4	61	60

Total property assets	4,146	4,685	3,674	4,164

Equity instruments, ownership interests and financing provided to non-consolidated companies holding these assets	647	751	649	749

Total	4,793	5,436	4,323	4,913

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

The changes in foreclosed assets were as follows:

	Thousands of millions of euros
	2013	2012
Gross additions	1.9	2.1
Disposals	0.9	2.8
Difference	1	(0.7)

5.3.3 Brazil

The loan portfolio in Brazil amounted to EUR 79,216 million (11% of the Group total), and had an adequate degree of diversification and a predominantly retail profile. 55% of loans are loans to individuals, consumer loans and loans to SMEs.

In 2013 the portfolio grew by 7.1% (excluding changes in exchange rates) as compared with 11% in 2012. This growth is in line with the nominal growth of the Brazilian economy and the average performance of private banks in Brazil.

The NPL ratio was 5.64% at 2013 year-end, compared with 6.86% in 2012, reflecting the improvement in the credit quality of the portfolio, especially loans to individuals.

The non-performing loans coverage ratio stands at 95% (2012 year-end: 90%).

5.4. Credit risk from other standpoints

5.4.1 Credit risk from financial market operations

This concept includes the credit risk arising in treasury operations with customers, mainly credit institutions. These operations are performed using both money market financing products arranged with various financial institutions and derivative products intended to provide service to the Group’s customers.

The exposure is measured using an MtM methodology (replacement value of derivatives or amount drawn down of committed facilities) plus potential future exposure (add-on). Calculations are also performed of capital at risk or unexpected loss (i.e. the loss which, once the expected loss is subtracted, constitutes the economic capital, net of guarantees and recoveries).

When the markets close, the exposures are recalculated by adjusting all the transactions to their new time horizon, the potential future exposure is adjusted and mitigation measures are applied (netting arrangements, collateral arrangements, etc.) so that the exposures can be controlled daily against the limits approved by senior management. Risk control is performed using an integrated, real-time system that enables the Group to know at any time the unused exposure limit with respect to any counterparty, any product and maturity and at any Group unit.

5.4.2 Concentration risk

Concentration risk control is key to the risk management process. The Group continuously monitors the degree of credit risk concentration, by country, sector and customer group.

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

At December 31, 2013, there were certain economic groups with respect to which the Group’s exposure initially exceeded 10% of capital: seven financial institutions, one central government and one central counterparty in the EU. After applying risk mitigation techniques and the regulations applicable to large exposures, all of these exposures fell below 4% of eligible capital.

At December 31, 2013, the Group’s credit exposure to the top 20 borrower economic and financial groups, excluding AAA-rated governments and sovereign bonds denominated in local currency, accounted for 4.7% of the credit risk exposure to customers (lending plus off-balance-sheet exposures), slightly less than in 2012.

The Group does not have any exposures to central counterparties that exceed 5% of capital. The top 10 IFIs account for EUR 14,769 million.

Santander Group’s risk division works closely with the finance division in the active management of credit portfolios, which includes reducing the concentration of exposures through several techniques, such as the arrangement of credit derivatives for hedging purposes or the performance of securitization transactions, in order to optimize the risk/return ratio of the total portfolio.

The detail, by activity and geographical area of the counterparty, of the concentration of the Group’s risk at December 31, 2013 is as follows:

	12/31/13
Millions of euros	Total	Spain	Other EU countries	Americas	Rest of the world
Credit institutions	147,993	26,142	69,665	48,481	3,705
Public sector	113,441	46,880	22,358	38,931	5,272
Of which:
Central government	92,780	32,216	21,646	33,649	5,269
Other	20,661	14,664	712	5,282	3
Other financial institutions	52,393	11,833	24,031	14,036	2,493
Non-financial companies and individual entrepreneurs	293,297	98,642	65,783	115,972	12,900
Of which:
Property construction and development	21,477	7,159	4,542	9,623	153
Civil engineering construction	6,849	4,611	2,030	139	69
Large companies	170,377	51,036	37,535	74,777	7,029
SMEs and individual entrepreneurs	94,594	35,836	21,676	31,433	5,649
Other households and non-profit institutions serving households	396,157	66,876	254,679	73,068	1,534
Of which:
Residential	291,267	54,441	205,536	30,349	941
Consumer loans	92,036	7,823	46,712	36,931	570
Other purposes	12,854	4,612	2,431	5,788	23

Subtotal	1,003,281	250,373	436,516	290,488	25,904

Less: collectively assessed impairment losses	3,439

Total (*)	999,842

(*)	For the purposes of this table, the definition of risk includes the following items in the public balance sheet: Loans and advances to credit institutions, Loans and advances to customers, Debt instruments, Equity instruments, Trading derivatives, Hedging derivatives, Investments and Contingent liabilities.

5.4.3 Country risk

Country risk is a credit risk component inherent in all cross-border credit transactions due to circumstances other than ordinary commercial risk. Its main elements are sovereign risk, transfer risk and other risks that can affect international financial operations (war, natural disasters, balance of payments crises, etc.).

At December 31, 2013, the country risk exposure for which allowances must be recorded amounted to EUR 382 million (December 31, 2012: EUR 342 million). The allowance recognized in this connection at 2013 year-end amounted to EUR 47 million, as compared with EUR 45 million at 2012 year-end.

The country risk exposure for which allowances must be recorded is moderate. Total country risk exposure, irrespective of whether or not allowances must be recorded, is also moderate. Except for the group 1 countries (considered by the Bank of Spain to have the lowest level of risk(4)), exposure to an individual country in no case exceeds 1% of the Group’s total assets.

The Group’s country risk management policies continued to adhere to a principle of maximum prudence, and country risk is assumed, applying highly selective criteria, in transactions that are clearly profitable for the Group and bolster its overall relationship with its customers.

5.4.4 Sovereign risk

As a general rule, the Group considers sovereign risk to be the risk assumed in transactions with the central bank (including the regulatory cash reserve requirement), the issuer risk of the Treasury or similar body (government debt securities) and the risk arising from transactions with public entities that have the following features: their funds are obtained only from fiscal income; they are legally recognized as entities directly included in the government sector; and their activities are of a non-commercial nature.

This criterion, which has been employed historically by the Group, differs in certain respects from that requested by the European Banking Authority (EBA) for its periodic stress tests. The most significant differences are that the EBA’s criteria do not include risk exposure to central banks, the Group insurance companies’ exposures, exposure to public-sector companies or indirect exposure by means of guarantees or other instruments. However, they do include exposure to public authorities in general (including regional and local authorities), not only the central government sector.

Sovereign risk exposure (per the criteria applied at the Group) arises mainly from the subsidiary banks’ obligations to make certain deposits at the corresponding central banks and from the fixed-income portfolios held as part of the on-balance-sheet structural interest rate risk management strategy. The vast majority of these exposures are taken in local currency and are financed out of local customer deposits, also denominated in local currency.

In general, total exposure to sovereign risk has remained relatively stable in recent years, which seems reasonable if the strategic reasons for it, discussed above, are taken into account.

4.	This group includes transactions with ultimate obligors resident in European Union countries, Norway, Switzerland, Iceland, the US, Canada, Japan, Australia and New Zealand.

The detail at December 31, 2013 and 2012, based on the Group’s management of each portfolio, of the Group’s sovereign risk exposure, net of the short positions held with the respective countries, taking into consideration the aforementioned criterion established by the European Banking Authority (EBA), is as follows:

	12/31/13
	Millions of euros
	Portfolio
Country	Financial assets held for trading and Other financial assets at fair value through profit or loss (*)	Available-for-sale financial assets	Loans and receivables	Total net direct exposure
Spain	4,359	21,144	12,864	38,367
Portugal	148	2,076	583	2,807
Italy	1,309	77	—	1,386
Greece	—	—	—	—
Ireland	—	—	—	—
Rest of eurozone	(1,229)	67	—	(1,161)
UK	(1,375)	3,777	—	2,402
Poland	216	4,770	43	5,030
Rest of Europe	5	117	—	122
US	519	2,089	63	2,671
Brazil	8,618	8,901	223	17,743
Mexico	3,188	2,362	2,145	7,695
Chile	(485)	1,037	534	1,086
Rest of Americas	268	619	663	1,550
Rest of world	5,219	596	146	5,964

Total	20,762	47,632	17,268	85,661

(*)	Net of short positions amounting to EUR 17,658 million.

In addition, at December 31, 2013, the Group had net direct derivatives exposures the fair value of which amounted to EUR (206) million and net indirect derivatives exposures the fair value of which amounted to EUR 6 million. Also, the Group did not have any exposure to held-to-maturity investments.

	12/31/12
	Millions of euros
	Portfolio
Country	Financial assets held for trading and Other financial assets at fair value through profit or loss (*)	Available-for-sale financial assets	Loans and receivables	Total net direct exposure
Spain	4,403	24,654	16,528	45,586
Portugal	—	1,684	616	2,300
Italy	(71)	76	—	4
Greece	—	—	—	—
Ireland	—	—	—	—
Rest of eurozone	943	789	—	1,731
UK	(2,628)	4,419	—	1,792
Poland	669	2,898	26	3,592
Rest of Europe	10	—	—	10
US	(101)	1,783	30	1,712
Brazil	14,067	11,745	351	26,163
Mexico	4,510	2,444	2,381	9,335
Chile	(293)	1,667	521	1,895
Rest of Americas	214	916	771	1,900
Rest of world	1,757	645	234	2,636

Total	23,480	53,718	21,457	98,655

(*)	Net of short positions amounting to EUR 15,282 million.

In addition, at December 31, 2012, the Group had net direct derivatives exposures the fair value of which amounted to EUR (330) million and net indirect derivatives exposures the fair value of which amounted to EUR (33) million. Also, the Group did not have any exposure to held-to-maturity investments.

5.4.5 Environmental risk

In line with the Group’s commitment to sustainability, the environmental risk analysis of credit transactions is one of the main features of the strategic corporate social responsibility plan. The analysis is founded on two major cornerstones:

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

5.5. Credit risk cycle

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

5.5.1. Risk analysis and credit rating process

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

5.5.2 Risk limit planning and setting

The purpose of this phase is to efficiently and comprehensively limit the risk levels the Group assumes.

The credit risk planning process is used to establish the budgets and limits at portfolio or customer level depending on the segment in question.

Thus, in the case of standardized risks, the risk limits are planned and set using documents agreed upon by the business areas and the risk units and approved by the risk committee or its delegated committees, which contain the expected results of transactions in terms of risk and return, as well as the limits applicable to the activity and the related risk management.

For individualized risks, the analysis is conducted at customer level. When certain features concur for a given customer, an individual limit is established (pre-classification).

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

Scenario analysis

An important aspect of the planning phase is the consideration of the volatility of the macroeconomic variables that affect the performance of the portfolios.

The Group simulates their performance in various adverse and stress scenarios (stress testing), which enables it to assess the Group’s capital adequacy in the event of certain future circumstantial situations.

These simulations are performed systematically on the Group’s most important portfolios in accordance with a corporate methodology which:

•	Defines benchmark scenarios (at global level and for each of the Group units).

•	Determines the sensitivity of the credit risk parameters (PD and LGD) to the significant macroeconomic variables for each portfolio, as well as their levels in the proposed scenarios.

•	Estimates the expected loss associated with each of the scenarios considered and the changes in the risk profile of each portfolio in response to changes in the relevant macroeconomic variables.

The simulation models used by the Group rely on data from a complete economic cycle to calibrate the behavior of the credit risk parameters in response to changes in the macroeconomic variables. These models undergo regular backtesting and recalibration processes in order to ensure that they provide a correct reflection of the relationship between the macroeconomic variables and the risk parameters.

The scenario analysis enables senior management to gain a clearer understanding of the performance of the portfolio in response to changing market and circumstantial conditions and it is a basic tool for assessing the sufficiency of the provisions recognized to cater for stress scenarios.

Definition of assumptions and (base/stress) scenarios

The risk and loss parameters are projected, usually with a three-year time horizon, using various economic scenarios that include the main macroeconomic variables (GDP, unemployment rate, housing prices, inflation, etc.).

The economic scenarios defined are based on different stress levels, ranging from the base or most probable scenario to more stressed economic scenarios which, although less probable, could possibly arise.

These scenarios are generally defined by the Group’s economic research service, in coordination with the research services of each unit, using as a reference the data published by the main international organizations.

A global stress scenario is defined that describes a situation of worldwide crisis and the manner in which it affects each of the main geographical regions in which Santander Group is present. In addition, a local stress scenario is defined which, affecting certain of the Group’s main units in an isolated fashion, includes a higher level of stress than the global stress scenario.

At the meetings of the capital coordination committee, senior management of the Group is apprised of, proposes any changes it deems appropriate and ultimately approves the definitive set of scenarios to be used in conducting the Group’s stress test.

Uses of the scenario analysis

The scenario analysis techniques are useful throughout the credit risk cycle. The various uses can be classified as follows:

•	Regulatory uses: those in which an external agent or regulator requests the result of the test following implementation of the Group’s corporate methodology. Occasionally the test scenarios or assumptions are imposed by the party requesting the information. In other cases, the test is conducted by the requesting party itself based on information furnished by the Group.

•	Planning and management uses: this category includes tests that aim to facilitate decision-making on the Group’s portfolios by ascertaining the sensitivity of the portfolios to changes in the macroeconomic variables affecting them. To this end the following aspects, among others, are analyzed and submitted to senior management:

•	Impact on profit or loss and capital.

•	Projected trend in the cost of credit over the next three years in light of the proposed business strategy.

•	Sufficiency of funds and provisions.

•	Measure of the level of sensitivity of each portfolio to the economic environment.

•	Benefits of portfolio diversification in stress scenarios.

•	Contrast with other estimates performed locally.

The planning and management applications of the tests include most notably their use in the preparation of the annual budget and the ongoing monitoring thereof. The use of the tests in establishing and monitoring the Group’s risk appetite is also of particular significance.

Results obtained

The various stress tests performed, for both regulatory and management purposes, have evidenced the strength and validity of the Group’s business model, as a result of its resilience to stress scenarios for both the Group as a whole and each of its main units.

In this regard, in each risk appetite update submitted to the board of directors, it has been confirmed that, even in the most adverse stress scenarios, the Group continues to report profits and maintain adequate capital levels.

One of the most important conclusions to be drawn from the scenario analysis is the benefit contributed by the Group’s diversification in terms of geographical regions, industries and its non-concentration on major customers, which enables it to comfortably withstand adverse macroeconomic scenarios.

5.5.3 Transaction decision-making

The sale phase comprises the decision-making process, the aim of which is to analyses and resolve upon transactions, since approval by the risk unit is a pre-requisite for the arrangement of any risk transaction. This process must consider the transaction approval policies defined and take into account both the risk appetite and any transaction elements that are important in achieving a balance between risk and return.

In the standardized customer sphere, the management of large volumes of loan transactions is facilitated by the use of automatic decision-making models that rate the customer/loan relationship. Thus, loans are classified in homogeneous risk groups using the rating assigned to the transaction by the model on the basis of information on the features of each transaction and the borrower. These models are used in individual banking and business banking and for standardized SMEs.

As stated above, the previous limit-setting stage can follow two different paths, giving rise to different types of decisions in the individualized customer sphere:

•	The decision can be automatic, consisting of verification by the business that the proposed transaction (in terms of amount, product, maturity and other conditions) falls within the limits authorized pursuant to the aforementioned pre-classification. This process is generally applied to corporate pre-classifications.

•	It may always require the analyst’s authorization, even if the transaction meets the amount, maturity and other conditions established in the pre-classified limit. This process is applied to pre-classifications of individualized retail banking companies.

Credit risk mitigation techniques

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

The various mitigation techniques can be grouped into the following categories:

Determination of a net balance by counterparty.

Netting refers to the possibility of determining a net balance of transactions of the same type, under the umbrella of a framework agreement such as ISDA or similar agreements.

It consists of aggregating the positive and negative market values of the derivatives transactions entered into by us with a particular counterparty, so that, in the event of default, the counterparty owes the Group (or the Group owes the counterparty, if the net figure is negative) a single net figure and not a series of positive or negative amounts relating to each of the transactions entered into with the counterparty.

An important aspect of framework agreements is that they represent a single legal obligation encompassing all the transactions they cover. This is the key to being able to set off the risks of all the transactions covered by the contract with the same counterparty.

Collateral

Collateral refers to the assets pledged by the customer or a third party to secure the performance of an obligation. Collateral may be:

•	Financial: cash, security deposits, gold, etc.

•	Non-financial: property (both residential and commercial), other movable property, etc.

From the risk acceptance standpoint, collateral of the highest possible quality is required. For regulatory capital calculation purposes, only collateral that meets the minimum quality requirements described in the Basel capital accords can be taken into consideration.

One very important example of financial collateral is the collateral agreement. Collateral agreements are a set of instruments with a determined economic value and high liquidity that are deposited or transferred by a counterparty in favor of another party in order to guarantee or reduce such counterparty credit risk as might arise from the portfolios of derivative transactions between the parties in which there is exposure to risk.

Collateral agreements vary in nature but, whichever the specific form of collateralization may be, the ultimate aim, as in the netting technique, is to reduce counterparty risk.

Transactions subject to collateral agreements are assessed periodically (normally on a daily basis). The agreed-upon parameters defined in the agreement are applied to the net balance arising from these assessments, from which the collateral amount (normally cash or securities) payable to or receivable from the counterparty is obtained.

With regard to real estate collateral, periodic re-appraisal processes are in place, based on the actual market values for the different types of real estate, which meet all the requirements established by the regulator.

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

Personal guarantees and credit derivatives

Personal guarantees are guarantees that make a third party liable for another party’s obligations to the Group. They include, for example, security deposits, suretyships and standby letters of credit. Only guarantees provided by third parties that meet the minimum requirements established by the supervisor can be recognized for capital calculation purposes.

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

5.5.4 Monitoring

The monitoring function is founded on a process of ongoing observation, which makes it possible to detect early any changes that might arise in customers’ credit quality, so that action can be taken to correct any deviations with an adverse impact.

Monitoring is based on the segmentation of customers, is performed by dedicated local and global risk teams and is complemented by the work performed by internal audit.

The function involves, inter alia, identifying and monitoring companies under special surveillance, reviewing ratings and the ongoing monitoring of standardized customers’ indicators.

The system called “companies under special surveillance” (FEVE, using the Spanish acronym) distinguishes four categories based on the degree of concern raised by the circumstances observed (extinguish, secure, reduce and monitor). The inclusion of a position in the FEVE system does not mean that there has been a default, but rather that it is deemed advisable to adopt a specific policy for the position in question, to place a person in charge and to set the policy implementation period. Customers classified as FEVE are reviewed at least every six months, or every three months for those classified in the most severe categories. A company can be classified as FEVE as a result of the monitoring process itself, a review performed by internal audit, a decision made by the sales manager responsible for that company or the triggering of the automatic warning system.

Assigned ratings are reviewed at least annually, but should any weakness be detected, or depending on the rating itself, more frequent reviews are performed.

For exposures to standardized customers, the key indicators are monitored in order to detect any variance in the performance of the loan portfolio with respect to the forecasts contained in the credit management programs.

5.5.5 Measurement and control

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

1.- Quantitative and qualitative analysis of the portfolio

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

It is obtained as the result of the ending balance less the beginning balance of non-performing loans for the period in question, plus the loans written off in the period, less any previously written-off loans recovered in that same period.

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

The risk parameters are also involved in the calculation of both economic and regulatory capital. The inclusion of capital metrics in management is fundamental to the rationalization of the use of capital.

2.- Assessment of the control processes

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

5.5.6 Recovery management

The recovery activity is a significant function in the Group’s risk management area.

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

The current macroeconomic environment has a direct effect on customer default and non-performing loans ratios. Therefore, the quality of the portfolios is fundamental to the development and growth of our businesses in the various countries, and particular attention is paid, on an permanent basis, to the debt collection and recovery functions in order to guarantee that this quality reaches the expected levels at all times.

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

The differing characteristics of customers make segmentation necessary in order to ensure proper recovery management. The mass management of large groups of customers with similar profiles and products is performed using highly technological processes, while personalized and individualized management is reserved for customers who, due to their profile, require the assignment of a specific manager and a more tailored analysis.

The recovery activity has been aligned with the social and economic reality of the different countries, and various management mechanisms have been used, all involving appropriate prudential criteria, based on the age, collateral and conditions of the transaction, while always ensuring that at least the required ratings and provisions are maintained.

Within the recovery function particular emphasis has been placed on using the mechanisms referred to above for early arrears management, in accordance with corporate policies, considering the various local realities and closely monitoring the production, inventory and performance of those local areas. The aforementioned policies are reviewed and adapted periodically in order to reflect both best management practices and any applicable regulatory amendments.

In addition to the measures aimed at adapting transactions to the customer’s ability to pay, special mention should be made of recovery management, in which alternative solutions to legal action are sought to ensure the early collection of debts.

One of the channels for the recovery of debts of customers whose ability to pay has deteriorated severely is foreclosure (either court-ordered or through dation in payment) of the property assets securing the transactions. In geographical regions that are highly exposed to real estate risk, such as Spain, the Group has very efficient instruments in place to manage the sale of such assets, thus making it possible for the Bank to recuperate its capital and reduce its on-balance-sheet stock of property assets at a much faster pace than other financial institutions.

Forborne loan portfolio

The term “forborne loan portfolio” refers, for the purposes of the Group’s risk management, to the concepts of “restructurings” and “refinancings” as defined in Bank of Spain Circular 6/2012, which relate to transactions in which the customer has, or might foreseeably have, financial difficulty in meeting its payment obligations under the terms and conditions of the current agreement and, accordingly, the agreement has been modified or cancelled or even a new transaction has been entered into.

The Group has a detailed corporate policy for debt forbearance that is applicable to all countries, complies with the aforementioned Bank of Spain Circular 6/2012 and follows the general principles recently published by the European Banking Authority for transactions of this kind.

This corporate policy establishes strict prudential criteria for the assessment of these loans:

•	The use of this practice is restricted, and any actions that might defer the recognition of impairment must be avoided.

•	The main aim must be to recover the amounts owed, and any amounts deemed unrecoverable must be recognized as soon as possible.

•	Forbearance must always envisage maintaining the existing guarantees and, if possible, enhance them. Not only can effective guarantees serve to mitigate losses given default, but they might also reduce the probability of default.

•	This practice must not give rise to the granting of additional funding, or be used to refinance debt of other entities or as a cross-selling instrument.

•	All the alternatives to forbearance and their impacts must be assessed, making sure that the results of this practice will exceed those which would foreseeably be obtained if it were not performed.

•	The new transaction may not give rise to an improvement in the classification of the exposure until such time as the experience with the customer has proven to be satisfactory. On the contrary, transactions originally classified as standard may be reclassified as impaired if a series of circumstances prevail that recommend this.

•	In addition, in the case of individualized customers, it is particularly important to conduct an individual analysis of each specific case, for both the proper identification of the transaction and its subsequent classification, monitoring and adequate provisioning.

Also, the corporate policy sets out various criteria for determining the scope of transactions qualifying as forborne exposures by defining a detailed series of objective indicators that are indicative of situations of financial difficulty.

Accordingly, transactions not classified as impaired at the date of forbearance are generally considered to be experiencing financial difficulty if at that date they were more than one month past due. Where no payments have been missed or there are no payments more than one month past due, other indicators of financial difficulty are taken into account, including most notably the following:

•	Transactions with customers who are already experiencing difficulties in other transactions.

•	Situations where a transaction has to be modified prematurely, and the Group has not yet had a previous satisfactory experience with the customer.

•	Cases in which the necessary modifications entail the grant of special conditions, such as the establishment of a grace period, or where these new conditions are deemed to be more favorable for the customer than those which would have been granted for an ordinary loan approval.

•	Where a customer submits successive loan modification requests at unreasonable time intervals.

•	In any case, if once the modification has been made any payment irregularity arises during a given probation period (as evidenced by backtesting), even in the absence of any other symptoms, the transaction will be deemed to be within the scope of forborne exposures.

Once it has been determined that the reasons for the modification are effectively due to financial difficulties, a more precise classification is performed based on the degree of impairment and management status of the original transactions, distinguishing between the following types of forbearance:

•	Ex-ante forbearance: where the original transaction has not been classified as impaired and has an amount more than one month (but not more than three months) past due at the time the modification is arranged. If the transaction has an amount past due by one month or less, or even if the transaction is current in its payment, it will also be considered as a case of ex-ante forbearance if, based on the aforementioned indicators, there is any sign evidencing the existence of financial difficulties.

•	Ex-post forbearance: the ex-post concept refers to forbearance transactions in which, at the date of forbearance, the exposures have already been classified as impaired, either due to arrears or for other reasons (i.e. for subjective reasons or reasons other than arrears).

The corporate policy also establishes different treatments that are applicable to forbearance transactions in cases of advanced impairment. The classification requirements and criteria are more stringent for transactions of this kind than for other forbearance transactions.

As regards the strategies to be applied, corporate policy requires the customer’s ability and willingness to pay to be analyzed and a distinction to be drawn between the severity and the estimated duration of the impairment. The results of this analysis will be used as a basis for deciding whether the debt should be forborne and the most appropriate way of doing so for each case:

1.	When borrowers display a severe but transitory deterioration in their ability to pay (which is expected to be recovered in a short space of time), short-term adjustment strategies are applied, such as a payment moratorium on the principal or the reduction of instalments for a short, limited period until the ability to pay is recovered.

2.	When borrowers display a slight deterioration in their ability to pay (an early recovery of which is not expected), more long-term strategies are applied, such as reducing instalments by deferring either the maturity date or a portion of the principal, which would be paid at the same time as the last instalment, at all times securing its payment through the provision of effective guarantees.

In any case, through a case-by-case analysis, priority is given to modifications for customers displaying a slight but prolonged deterioration, since those experiencing severe but transitory deterioration carry a higher risk, as they depend on the accuracy of the estimated time of their future recovery. Cases of severe deterioration deemed to be prolonged over time are not considered for forbearance.

Corporate policy also establishes mechanisms for the management and control of loan forbearance, which allow it to handle forborne transactions in a differentiated way, paying particular attention to the processes of:

•	Planning and budgeting, including preparing the pertinent business plans, projections and limits for the most relevant items.

•	Monitoring portfolio evolution and assessing the degree of compliance with the projections prepared in the planning phase.

Once forbearance measures have been adopted, transactions that have to remain classified as impaired because at the date of forbearance they do not meet the requirements to be classified in a different category(5) must comply with a prudential payment schedule in order to assure reasonable certainty as to the recovery of the customer’s ability to pay.

If there is any (non-technical) irregularity in payments during that period, the probation period starts again.

On successful completion of the probation period, the duration of which depends on the customer’s situation and the transaction features (term and guarantees provided), the transaction is no longer classified as impaired, but is temporarily classified as substandard until the transaction becomes fully performing again. Once the transaction has returned to performing, the monitoring and management of the forborne transaction continues until a series of requirements have been met, including most notably: a minimum period of two years must have elapsed since commencement of the forbearance; repayment of 20% of the principal and settlement of the amounts that were past due at the time of forbearance.

By contrast, if following arrangement of forbearance there is no improvement in the customer’s payment performance, the possibility of extending new forbearance measures will be considered, with the application of more stringent classification/return-to-performing criteria.

The forbearance of a transaction classified as impaired, irrespective of whether, as a result of the forbearance, the transaction becomes current in its payments, does not change the default date considered when the provision was determined. Also, the forbearance of a transaction classified as impaired does not give rise to any release of the related provisions.

5	Bank of Spain Circular 6/2012: the refinancing or restructuring of transactions that are not current in their payments does not interrupt their arrears, nor does it give rise to their reclassification to one of the previous categories, unless there is reasonable certainty that the customer will be able to meet its payment obligations within the established time frame or new effective collateral is provided, and, in both cases, unless at least the ordinary outstanding interest is received, late-payment interest is not taken into account.

Quantitative information required by Bank of Spain Circular 6/2012

Set forth below is the quantitative information required by Bank of Spain Circular 6/2012 on the restructured/refinanced transactions in force at December 31, 2013. The following terms are used in Bank of Spain Circular 6/2012 with the meanings specified:

•	Refinancing transaction: transaction granted or used for reasons relating to -current or foreseeable- financial difficulties the borrower may have in repaying one or more of the transactions granted to it, or through which the payments on such transactions are brought fully or partially up to date, in order to enable the borrowers of cancelled or refinanced transactions to repay the debt (principal and interest) because the borrower is unable, or might foreseeably become unable, to comply with the conditions thereof in due time and form.

•	Restructured transaction: transaction with respect to which, for economic or legal reasons relating to current or foreseeable financial difficulties of the borrower, the financial terms and conditions are modified in order to facilitate the payment of the debt (principal and interest) because the borrower is unable, or might foreseeably become unable, to comply with the aforementioned terms and conditions in due time and form, even if such modification is envisaged in the agreement.

CURRENT REFINANCING AND RESTRUCTURING BALANCES (a)

	Millions of euros
	Standard (b)						Substandard							Impaired							Total
	Full property mortgage guarantee		Other collateral (c)		Without collateral		Full property mortgage guarantee		Other collateral (c)		Without collateral		Specific allowance	Full property mortgage guarantee		Other collateral (c)		Without collateral		Specific allowance
	Number of trans- actions	Gross amount	Number of trans- actions	Gross amount	Number of trans- actions	Gross amount	Number of trans- actions	Gross amount	Number of trans- actions	Gross amount	Number of trans- actions	Gross amount		Number of trans- actions	Gross amount	Number of trans- actions	Gross amount	Number of trans- actions	Gross amount		Number of trans- actions	Gross amount	Specific allowance
Public sector	—	—	7	203	140	391	—	—	—	—	5	1	—	1	1	—	—	20	30	7	173	626	7
Other legal entities and individual entrepreneurs	7,568	3,602	3,370	1,134	61,874	3,866	8,624	4,157	827	775	35,955	1,803	1,213	11,231	8,690	3,040	2,085	88,486	5,316	7,731	220,975	31,430	8,944
Of which: Financing for construction and property development	247	638	41	20	176	19	1,674	1,327	105	241	816	158	638	3,786	4,891	103	792	961	1,072	3,466	7,909	9,158	4,104
Other individuals	66,480	5,592	11,784	513	472,908	1,389	51,344	5,139	7,207	350	302,697	1,045	562	46,539	4,607	23,056	742	985,793	2,170	2,334	1,967,808	21,546	2,896

Total	74,048	9,194	15,161	1,850	534,922	5,646	59,968	9,296	8,034	1,125	338,657	2,849	1,775	57,771	13,298	26,096	2,827	1,074,299	7,516	10,072	2,188,956	53,602	11,847

(a)	Including all refinanced or restructured transactions as defined in section 1.g) of Annex IX of Bank of Spain Circular 4/2004
(b)	Standard risks classified as under special monitoring pursuant to section 7.a) of Annex IX of Bank of Spain Circular 4/2004
(c)	Including transactions without a full property mortgage guarantee, i.e. with a loan-to-value ratio of more than 1, and transactions with collateral other than a real estate mortgage, irrespective of their loan-to-value ratio

The transactions presented in the foregoing tables were classified at December 31, 2013, by nature, as follows:

•	Impaired: transactions that are in the process of being returned to performing status, those for which advantageous conditions had to be granted that would not have been granted for an ordinary loan approval or those which, having been classified as standard or substandard, have again encountered payment difficulties during the term of the transaction.

•	Substandard: transactions previously classified as impaired with respect to which, following forbearance, sustained payments have been made for a certain period, depending on the transaction features and the type of guarantee, and transactions previously classified as standard: i) which have been granted an initial grace period and will remain in this category until three monthly instalments (or the equivalent) have been paid after the grace period, or ii) that following forbearance have become non-performing (default).

•	Standard: transactions previously classified as impaired or substandard which have successfully completed the precautionary observation periods established in the corporate policy evidencing that payment capacity pursuant to the terms established has been restored, and transactions classified as standard at the date of forbearance, until they meet the requirements to cease to be subject to the special monitoring described above.

The table below shows the changes in 2013 in the forborne loan portfolio:

Millions of euros	2013
Beginning balance	55,714
Of which: Other than impaired	37,497
Impaired assets	18,217
Additions	17,241
Reductions (*)	(19,353)
Balance at end of year	53,602
Of which: Other than impaired	29,961
Impaired assets	23,641

(*)	Including, mainly, debt repayments, foreclosures and write-offs and transactions that have ceased to be subject to special monitoring because the aforementioned requirements have been met.

The level of forbearance at the Group fell by 3.8% year-on-year as a result of the recovery effort, the exchange rate effect and the deleveraging of the real estate industry in Spain. The specific allowance of the total forborne loan portfolio increased by 5 percentage points to 22%.

56% of the forborne loan transactions are classified as other than impaired. Particularly noteworthy is the high level of existing guarantees (70% of transactions are secured by collateral) and the adequate coverage provided by specific allowances (43% specific coverage ratio for the impaired portfolio).

Spain accounts for 60% (EUR 32,271 million) of the Group’s forborne loan portfolio, down EUR 596 million year-on-year. The detail of the forborne loan portfolio by purpose is as follows:

•	27% of the loans were granted to real estate companies; they have a specific coverage ratio of 46%. This portfolio is subject to the real estate deleveraging process in Spain.

•	Loans to non-real estate companies represent 45% of the total. Despite the downward trend in consumer markets and domestic demand, 57% of the portfolio is still classified in categories other than impaired.

•	28% relate to forbearance measures extended to individuals, mainly for mortgages with a high level of collateral.

In none of the other geographical regions in which the Group is present does the forborne loan portfolio represent more than 1% of the Group’s total lending to customers.

6. MARKET RISK

6.1 Activities subject to market risk and types of market risk

The measurement, control and monitoring of the market risk area comprises all financial activities in which net worth risk is assumed as a result of changes in market factors. This risk arises from changes in the risk factors -interest rates, inflation rates, exchange rates, equity prices, credit spreads, commodity prices and the volatility thereof- and from the liquidity risk of the various products and markets in which the Group operates.

•	Interest rate risk is the possibility that fluctuations in interest rates might have an adverse effect on the value of a financial instrument, on a portfolio or on the Group as a whole. Interest rate risk affects, inter alia, loans, deposits, debt securities, most financial assets and liabilities held for trading and derivatives.

•	Inflation rate risk is defined as the possibility that fluctuations in inflation rates might have an adverse effect on the value of a financial instrument, on a portfolio or on the Group as a whole. Inflation rate risk affects, inter alia, loans, debt securities and derivatives, the returns on which are linked to inflation or to an actual variation rate.

•	Foreign currency risk is defined as the sensitivity of the value of a position in a currency other than the base currency to a potential change in exchange rates. Accordingly, a long position in a foreign currency will generate a loss if this currency depreciates against the base currency. The positions affected by this risk include investments in subsidiaries in currencies other than the euro, and loans, securities and derivatives denominated in foreign currencies.

•	Equity risk is the sensitivity of the value of the open positions in equity securities to adverse changes in the market prices of those equity securities or in future dividend expectations. Equities risk affects, among other instruments, positions in shares, equity indices, convertible bonds and equity derivatives (puts, calls, equity swaps, etc.).

•	Credit spread risk is the sensitivity of the value of open positions in fixed-income securities or in credit derivatives to fluctuations in the credit spread curves or in the recovery rates (RR) of specific issuers and types of debt. The spread is the differential between the quoted price of certain financial instruments over other benchmark instruments, mainly the IRR of government bonds and interbank interest rates.

•	Commodity price risk arises from the effect of potential changes in commodity prices. The Group’s exposure to commodity price risk is not material and it is concentrated in commodity derivatives with customers.

•	Volatility risk is the sensitivity of the value of the portfolio to changes in the volatility of risk factors, i.e. the volatility of interest rates, exchange rates, credit spreads and commodities. Volatility risk arises on financial instruments whose measurement model includes volatility as a variable, most notably financial option portfolios.

All these market risks can be mitigated in part or in full through the use of derivatives such as options, futures, forwards and swaps.

In addition, there are other market risks, which are more difficult to hedge, the detail being as follows:

•	Correlation risk. Correlation risk is defined as the sensitivity of the value of the portfolio to changes in the relationship between risk factors (correlation), whether they are the same type (e.g. between two exchange rates) or different (e.g. between an interest rate and a commodity price).

•	Market liquidity risk. Market liquidity risk arises when a Group entity or the Group as a whole may not able to unwind or close a position on time without affecting the market price or the cost of the transaction. Market liquidity risk may be caused by the reduction in the number of market makers or institutional investors, the execution of large volumes of transactions, market instability or the increase in concentration in certain products and currencies.

•	Prepayment or termination risk. When the contractual relationship in certain transactions explicitly or implicitly permits early repayment before maturity without negotiation, there is a risk that the cash flows might have to be reinvested at a potentially lower interest rate. It mainly affects mortgage loans or securities.

•	Underwriting risk. Underwriting risk arises as a result of an entity’s involvement in the underwriting of a placement of securities or other type of debt, if the entire issue is not placed among the potential buyers.

The activities are segmented by risk type as follows:

a)	Trading: this item includes financial services for customers, trading operations and positions taken mainly in fixed-income, equity and foreign currency products.

b)	Structural risks: these consist of the market risks inherent in the balance sheet, excluding financial assets and liabilities held for trading. The structural risks are as follows:

•	Structural interest rate risk: arises as a result of the maturity and repricing gaps of all the assets and liabilities on the balance sheet.

•	Structural foreign currency risk/hedges of results: arises as a result of the fact that investments in consolidable and non-consolidable companies are made in currencies other than the euro (structural exchange rate). In addition, this item includes the positions to hedge the foreign currency risk on future results generated in currencies other than the euro (hedges of results).

•	Structural equities risk: this item includes equity investments in non-consolidated financial and non-financial companies and available-for-sale portfolios comprising equity positions.

The Global Banking and Markets division carries the main responsibility for managing the positions taken in the trading business in order to develop customer business in financial markets and, secondly, to a lesser extent, to take own-account positions.

The financial management division is responsible for executing the structural risk management strategy through the application of uniform methodologies adapted to the situation of each market in which the Group operates, either directly through the Parent or in coordination with the other units. Decisions affecting the management of these risks are taken through the ALCO committees in the respective countries in coordination with the Group’s markets committee. The aim pursued is to ensure the stability and recurring nature of both the net interest margin of the commercial activity and the Group’s economic value, whilst maintaining adequate liquidity and solvency levels.

Each of these activities is measured and analyzed using different metrics in order to reflect their risk profiles as accurately as possible.

6.2. Market risks in 2013

6.2.1 Trading

In 2013 the Group maintained its strategy of focusing its trading activity on the customer business and minimizing as far as possible the outstanding directional risk exposures in net terms. This was reflected in the VaR, which performed in line with the average of the last three years.

The derivative activity is focused mainly on marketing investment products and hedging risk for customers. Management is geared towards ensuring that the net outstanding risk is as low as possible.

This type of transaction includes equity, fixed-income and foreign currency options. The management units in which this activity was carried out are primarily Spain, Santander UK and, to a lesser extent, Brazil and Mexico.

The Group continued to have very limited exposure to complex structured instruments or vehicles, as a reflection of its culture of management in which prudence in risk management constitutes one of its principal symbols of identity. Specifically, at 2013 year-end, the Group had:

•	CDOs and CLOs: the Group’s position continued to be scantly material, at EUR 194 million. This position is largely a result of the integration of the Alliance&Leicester portfolio in 2008.

•	Hedge funds: the total exposure was not material (EUR 317 million at December 31, 2013) and consisted largely of the financing provided to these funds (EUR 136 million), the remainder being through direct portfolio investment or derivatives with the hedge funds. This exposure featured low loan-to-value ratios, at around 25% (collateral of EUR 1,260 million at the end of December). The risk exposure to this type of counterparty is analyzed on a case-by-case basis, and the percentages of collateral are established according to the features and assets of each fund.

•	Conduits: there was no exposure.

•	Monolines: Santander Group’s exposure to monoline insurers amounted to EUR 141 million in December 2013(6)), and was concentrated mainly on an indirect exposure amounting to EUR 138 million, by virtue of the guarantee provided by entities of this kind for various traditional financing or securitization transactions. The exposure was to double-default risk in this case. The primary underlyings had high credit ratings. The small remainder was direct exposure (e.g. through the purchase of a credit default swap to protect it against the risk of default of these insurance companies). Exposure decreased by 7% with respect to 2012.

In short, it can be affirmed that, in general, the exposure to instruments of this kind in the ordinary course of the Group’s business continued to decrease in 2013. It is due mainly to the integration of exposures at entities acquired by the Group, such as Alliance&Leicester and Sovereign (in 2008 and 2009, respectively). All these exposures were known at the time of the purchase and adequate provisions were recognized. Since their integration in the Group these exposures have been reduced notably, the final objective being their derecognition.

6	The guarantees provided by monoline insurers in US Municipal Bonds are not treated as exposure. These bonds amounted to EUR 566 million at December 2013.

The Group’s policy with respect to the approval of new transactions involving these products continues to be very prudent and conservative and is subject to strict supervision by the Group’s senior management. Before authorizing a new transaction, product or underlying, the risk division checks:

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

Calibration and test measures

In 2013 the Group continued to perform regular analyses and tests to check the accuracy of the value-at-risk (VaR) calculation model, and drew conclusions which enabled it to verify the reliability of the model. The objective of these tests is to determine whether it is possible to accept or reject the model used to estimate the maximum loss of a portfolio for a given confidence level and time horizon.

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

Three types of backtesting are calculated and assessed at the Group:

•	Clean backtesting: the daily VaR is compared with the results obtained without taking into account the intra-day results or the changes in the portfolio’s positions. This model serves to check the accuracy of the individual models used to assess and measure the risks of the various positions.

•	Backtesting on complete results: daily VaR is compared with the day’s net results, including the results of intra-day operations and those generated by fees and commissions.

•	Backtesting on complete results without mark-ups or fees and commissions: daily VaR is compared with the day’s net results, including the results of intra-day operations but excluding those generated by mark-ups and fees and commissions. This method is intended to obtain an idea of the intra-day risk assumed by the Group’s treasury areas.

In the first case, for the entire portfolio, in 2013 there were two violations of VaR at 99% (i.e. days when the daily loss was higher than VaR): on May 31, mainly in Brazil, due to the sharper-than-normal increase in the Brazilian real curves, both the nominal curve and the curve indexed to inflation (IPCA); and on July 11, mainly in Spain, due to sharper-than-normal changes in curves and their volatility, and in Brazil, due to a significant appreciation of the Brazilian real against the dollar.

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

6.2.2 Structural market risks (7)

6.2.2.1 Structural interest rate risk

Europe and the United States

In these mature markets which are witnessing a scenario of low interest rates, the general positioning has been to maintain balance sheets with a positive sensitivity to short-term interest rate rises in terms of the net interest margin (NIM). In the case of the market value of equity (MVE), the risk is determined by the long-term interest rate expectations in each market, based on their economic performance indicators.

In any case, the level of exposure in all countries is very low in relation to the annual budget and the amount of capital. Also, in 2013 the general trend was for exposure to remain unchanged or decrease.

At the end of December 2013, the sensitivity of the net interest margin at one year to parallel shifts of 100 basis points was concentrated on the euro, US dollar and pound sterling yield curves, the Parent bank, the US subsidiary and Santander UK being the main contributors with EUR 111 million, USD 54 million and GBP 39 million, respectively. The sensitivity of the margin for other convertible currencies was scantly material.

Also at 2012 year-end, the most significant sensitivity of the market value of equity to parallel shifts of 100 basis points (EUR 1,478 million at the Parent bank) was that of the euro yield curve. With respect to the US dollar and pound sterling curves, the sensitivities were USD 285 million and GBP 16 million, respectively.

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

The risk in the main geographical areas was reduced or maintained in 2013. In any case, the level of exposure in all countries is very low in relation to the annual budget and the amount of capital.

For Latin America taken as a whole, the risk consumption at December 2013, measured in terms of 100 basis points. sensitivity of the net interest margin(8), stood at EUR 103 million (December 2012: EUR 89 million).

6.2.2.1 VaR of on-balance-sheet structural interest rate risk

In addition to sensitivities to interest rate fluctuations (it assess changes of +/- 25, +/- 50, +/- 75 and +/- 100 basis points.), the Group uses other methods to monitor on-balance-sheet structural interest rate risk including, inter alia, scenario analysis and VaR calculations, using a methodology similar to that used for financial assets held for trading.

Structural interest rate risk, measured in terms of one-day VaR at 99%, averaged EUR 782 million in 2013. The contribution to structural interest rate risk by the balance sheets in Europe and the US is considerably higher than the balance sheets in Latin America. Worthy of note are the large difference between the two areas and the increased volatility in the emerging countries at 2013 year-end.

(7)	Includes the total balance sheet, except for financial assets and liabilities held for trading
(8)	Betas are used to aggregate sensitivities of various curves.

6.2.2.2 Structural foreign currency risk/hedges of results

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

At 2013 year-end, the largest long-term exposures (with their potential impact on equity) were, in descending order, in the pound sterling, the Brazilian real, the US dollar, the Mexican peso, the Chilean peso and the Polish zloty. The Group hedges a portion of these long-term exposures through foreign exchange derivatives.

Additionally, the financial management division at consolidated level is responsible for managing the foreign currency risk inherent in the expected results and dividends of the Group at the units whose base currency is not the euro.

6.2.2.3 Structural equity risk

The Group has equity positions in its balance sheet (banking book) in addition to the trading positions. These positions are classified as available-for-sale financial assets (equity instruments) or as investments, depending on the length of time they are expected to remain in the portfolio.

These positions are exposed to market risk. VaR is calculated for these positions using series of market prices for listed shares and proxies for unlisted securities. At December 31, 2013, one-day VaR at 99% was EUR 235.3 million (December 31, 2012: EUR 281.4 million; December 31, 2011: EUR 305.7 million).

6.2.2.4 On-balance-sheet market risk

In short, a homogeneous metric such as VaR can be used to monitor the total market risk inherent in the balance sheet (banking book), distinguishing between fixed-income (considering both interest rates and credit spreads for ALCO portfolios), exchange rate and equities.

In general, it can be said that total on-balance-sheet VaR is not high in terms of the Group’s volume of assets or capital. In recent years it has shown a downward trend due to the decrease in foreign currency risk and structural equities risk.

6.3 Methodologies

6.3.1 Trading

The standard methodology applied to trading activities by the Group in 2013 was Value at Risk (VaR), which measures the maximum expected loss with a given confidence level and time horizon. This methodology was based on a standard historical simulation with a 99% confidence level and a one-day time horizon. Statistical adjustments were made to enable the swift and efficient incorporation of the most recent events that condition the level of risk assumed. Specifically, the Group uses a time window of 2 years or 520 daily data obtained retrospectively from the reference date of the VaR calculation. Two figures are calculated each day, one by applying an exponential decline factor which gives a lesser weighting to more distant observations in time, and another with uniform weightings for all observations. The VaR reported is the higher of these two figures.

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

Certain of these limitations are corrected by using stressed VaR (see below), by calculating a VaR with exponential decline and by applying conservative valuation adjustments.

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

The market risk area, in accordance with the principle of independence of the business units, also monitors daily the positions of each unit and the global positions, through an exhaustive control of changes in the portfolios, the aim being to detect possible incidents and correct them immediately.

The positions are traditionally used to quantify the net volume of the market values of the portfolio transactions, grouped by main risk factor, considering the delta value of any futures and options that might exist. All the risk positions can be expressed in the base currency of the unit and in the reporting currency.

Market risk sensitivity measures are those which measure the changes (sensitivity) of the market value of an instrument or portfolio to changes in each of the risk factors. The sensitivity of the value of an instrument to changes in market factors can be obtained through analytical estimates using partial derivatives or through a complete revaluation of the portfolio.

Also, the daily preparation of an income statement is an excellent risk indicator, insofar as it allows us to identify the impact of changes in financial variables on the portfolios.

Particularly worthy of note is the control of derivatives and credit management activities which, due to their atypical nature, is performed daily using specific measures. In the case of derivatives, a control is conducted of sensitivities to fluctuations in the price of the underlying (delta and gamma), in volatility (vega) and in time (theta). For credit management activities, measures such as sensitivity to spread, jump-to-default and risk concentrations by rating level are reviewed systematically.

With respect to the credit risk inherent in the trading portfolios, and in keeping with the recommendations made by the Basel Committee on Banking Supervision and with current regulations, an additional metric, the incremental risk charge (IRC), is calculated to cover the default risk and rating migration risk not properly captured in the VaR, by measuring the variation in the related credit spreads. The instruments subject to control are basically fixed-income government and corporate bonds, derivatives on bonds (forwards, options, etc.) and credit derivatives (credit default swaps, asset-backed securities, etc.). The method used to calculate the IRC is based on direct measurements on the loss distribution tails at the appropriate percentile (99.9%) over a one-year time horizon. The Monte Carlo method is used and one million simulations are applied.

6.3.2 Structural market risks

6.3.2.1 Structural interest rate risk

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

6.3.2.2 Structural foreign currency risk / hedges of results

These activities are monitored by measuring positions, VaR and results on a daily basis.

6.3.2.3 Structural equity risk

These activities are monitored by measuring positions, VaR and results on a monthly basis.

6.4 Management framework

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

Also, in the same way as the market risk function is structured at corporate or global level, each local market risk unit adapts its functions to its specific business, operational and legal requirement characteristics.

For the correct functioning of global policies and their local implementation, the global market risk area and the local units perform different functions:

•	Global market risk area:

•	Establishes, proposes and documents the risk policies and criteria, the global limits and the decision-making and control processes.

•	Generates management structures, systems and tools.

•	Promotes and supports their implementation and ensures they work effectively at all units.

•	Gains knowledge of, assimilates and adapts the best practices inside and outside the Group.

•	Boosts activity in order to obtain results.

•	Consolidates, analyses and controls the market risk incurred by all units the area is responsible for.

•	Local market risk units:

•	Manage risks.

•	Transpose, adapt and internalize corporate policies and procedures through their local approval.

•	Define and document policies and lead local projects.

•	Apply the decision-making policies and systems to each market.

•	Adapt management structures and organization to the corporate action frameworks and rules.

•	Contribute criticism, best practices, local knowledge and proximity to customers/markets.

•	Assume greater responsibilities in risk decision-making, control and management.

Measure, analyze and control market risk within the scope of their responsibilities.

The market risk area’s exclusive collective body is the global market risk committee (CGRM).

The CGRM is the body responsible for the Group’s market risk function at both centralized level (global area) and local level (local units). The CGRM reports directly to the risk committee, the body ultimately responsible for the risk function at the Group.

Limit control system.

Market and liquidity risk limit setting is a dynamic process that depends on the Group’s risk appetite level. This process forms part of the annual limits plan, which is promoted by the Group’s senior management and is led by the risk unit and, therefore, it involves all the entities comprising the Group.

1. Limit setting

The market risk limits applied at the Group are set on the basis of different metrics and seek to cover all activities subject to market risk from multiple perspectives, by applying conservative criteria. The main limits are:

Trading limits:

•	VaR limits:

•	Equivalent and/or nominal position limits

•	Interest rate sensitivity limits

•	Vega limits

•	Limits on delivery risk on short securities positions (fixed-income and equity)

•	Limits aimed at restricting the volume of effective losses or protecting profits already generated in the period

•	Credit limits

•	Limits on origination transactions

On-balance-sheet structural interest rate risk

•	Limit on net interest margin sensitivity at one year

•	Limit on the sensitivity of the market value of equity

Structural foreign currency risk

•	Net position in each currency (for positions hedging results)

These general limits are complemented by other sub-limits. Accordingly, the market risk area has a sufficiently granular limit structure to effectively control the various market risk factors to which the Group is exposed. Thus, it monitors daily the positions of each unit and the global positions, through an exhaustive control of changes in the portfolios, the aim being to detect possible incidents and correct them immediately. Also, the daily preparation of an income statement by the market risk area is an excellent risk indicator, insofar as it allows us to identify the impact of changes in financial variables on the portfolios.

2. Limit structure

•	Overall global control limits

The risk committee approves limits at business/unit level in an annual limit setting process. Changes that are subsequently requested may be approved by the global market risk committee, in accordance with its delegated powers.

These limits are requested by the head of business in each country/entity on the basis of the specific nature of the business and upon the achievement of the budget set, seeking consistency between the limits and the risk-return ratio.

•	Overall local control limits

Sub-limits to the aforementioned activities are set on the basis of the particular local characteristics of the products and of the internal organization of the business, in order to increase the control of the positions held in each business. Sub-limits are set by risk factor, currency position, equity position, sensitivity by currency and maturity, vega by maturity, etc.

3. Limit compliance and control

The business units must comply with the approved limits at all times. Any possible excesses would trigger a series of actions by the local and global market risk areas, the risk management committees or the risk committee aimed at leading to reductions in risk levels and a stricter risk control or executive actions which could oblige the risk takers to reduce the levels of risk assumed.

The persons responsible for market risk at local level notify the heads of business of excesses. The heads of business must explain the reasons for the excess and, where appropriate, provide an action plan to remedy the situation. The business unit must reply, in writing and on the same day, to the requirement made of it to either reduce the position to within the limits in force or to detail a strategy that justifies an increase in the limits.

6.5 Internal model

At 2013 year-end, the Group had obtained the Bank of Spain’s approval for the internal market risk model for the calculation of regulatory capital in the trading portfolios of the Spain, Chile, Mexico and Portugal units. The Group intends to gradually extend this approval to its other units.

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

Following this approval, the regulatory capital of the trading activities for the above-mentioned scope is calculated using advanced approaches, applying as fundamental metrics VaR, Stressed VaR and the incremental risk capital charge (IRC) for default risk and rating migration risk, in keeping with the new banking capital requirements in the Basel accords and, in particular, in the European CRD IV directive (which transposes the Basel III accord).

The Group cooperates closely with the Bank of Spain to make further progress in the scope of application of the internal model (at geographical and operational levels) and in the impact analysis of new requirements, in line with the documents issued by the Basel Committee to strengthen the capital of financial institutions.

7. LIQUIDITY AND FUNDING RISK

7.1 Introduction to the treatment of liquidity and funding risk

Liquidity and funding risk management has always been a basic element of the Group’s business strategy and a fundamental cornerstone, together with capital, on which the strength of its balance sheet rests.

Liquidity has become increasingly important in recent years due to the growing stresses in the financial markets in the framework of a global economic crisis. This scenario has emphasized the importance of banks having appropriate funding structures and strategies to ensure their intermediation activity.

During this period of stress, the Group has enjoyed an adequate liquidity position, which has represented a competitive advantage in terms of carrying on and expanding its activity in a demanding environment.

This improved position held by the Group as a whole has been based on a decentralized funding model composed by subsidiaries that are autonomous and self-sufficient in terms of liquidity. Each subsidiary is responsible for covering the liquidity needs arising from its current and future activity, by means of either deposits taken from its customers in its area of influence, or through recourse to the wholesale markets where it operates, under management and supervision procedures coordinated at Group level.

This is a funding structure that is most effective in situations of high market stress as it prevents difficulties in one area from affecting funding capacity in other areas and, therefore, the Group as a whole, which could occur if a centralized funding model were used.

In addition, at the Group this funding structure also benefits from the advantages of having a commercial banking model with a significant presence (business shares of around 10% or more) in ten markets with great potential, with the focus on retail customers and a high level of efficiency. As a result, the subsidiaries have a considerable capacity to attract stable deposits, as well as a significant issue capacity in the wholesale markets of those countries, generally in their own currencies, which is bolstered by the strength afforded by their franchise and membership of a leading group.

7.2 Liquidity management framework - Monitoring and control of liquidity risk

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

7.2.1 Organizational and governance model

Decisions relating to all structural risks, including liquidity risk, are made though local asset-liability committees (ALCOs) in coordination with the markets committee.

The markets committee is the highest-ranking body at Group level responsible for coordinating and supervising all global decisions affecting liquidity risk measurement, management and control. It is chaired by the Bank’s chairman and its members are the second deputy chairman (who, in turn, is the chairman of the risk committee), the CEO, finance and risk executive vice presidents, and certain heads of business and analysis units.

Following the aforementioned principles, the local ALCO committees establish strategies to guarantee and/or anticipate the funding requirements of their business. They are assisted in the performance of their duties by the financial management area and the market risk area, which submit analyses and management proposals and monitor compliance with the respective limits set.

In line with governance best practice, the Group has traditionally maintained a clear division between the implementation of the financial management strategy (for which the financial management area is responsible) and its monitoring and control (which is the responsibility of the market risk area).

This governance model has been reinforced by being integrated into a more global vision of the Group’s risks, namely the Group risk appetite framework, which responds to the demands from market regulators and participants, as a result of the financial crisis, for banks to strengthen their risk management and control systems.

With respect to the liquidity risk profile and appetite, the Group’s strategy when conducting its businesses aims to structure the balance sheet to make it as resilient as possible to potential liquidity stress scenarios. The liquidity appetite metrics are therefore structured by applying, on an individual basis, the principles of the Group’s liquidity management model, with specific levels for the structural funding ratio and minimum liquidity horizons under various stress scenarios, as detailed in the following sections.

7.2.2 Balance sheet analysis and liquidity risk measurement

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

Simultaneously, various scenario analyses are conducted considering the additional liquidity needs that could arise if certain very severe but very unlikely events occur. These events might have a varying effect on the various balance sheet items and/or funding sources (extent of roll-over of wholesale financing, run-off of deposits, impairment of liquid assets, etc.), due either to the global market conditions or to the Group’s specific situation.

The results of these balance-sheet, projection and scenario analyses provide the inputs required to prepare the Group’s various contingency plans, which, if necessary, would enable it to anticipate a broad spectrum of potential adverse situations.

All these measures are in line with the practices being promoted by the Basel Committee to strengthen the liquidity of financial institutions, the objective of which is to define a framework of principles and metrics that, in some cases, is currently in the observation phase and, in others, at the development stage.

The measurements, metrics and analyses used by the Group and subsidiaries in liquidity risk management and control are shown in greater detail below:

Methodology for liquidity risk monitoring and control

The liquidity risk measures adopted by the Group pursue the following goals:

•	To attain the highest degree of effectiveness in liquidity risk measurement and control.

•	To provide support for financial management, to which end the measures are adapted to the manner in which the Group’s liquidity is managed.

•	To be aligned with Basel III, in order to avoid any conflicts between varying limits and to facilitate limit management.

•	To constitute an early warning system that anticipates potential risk situations by monitoring certain indicators.

•	To achieve involvement at country level. Although the metrics are developed on the basis of common, uniform concepts affecting liquidity, they have to be analyzed and adapted by each unit.

Two kinds of basic metrics are used to control liquidity risk: short term and structural. Dynamic metrics include basically the liquidity gap, while static metrics feature the net structural balance-sheet position. The Group supplements these metrics by developing various stress scenarios. Following is a detailed description of these three metrics:

a) Liquidity gap

The liquidity gap provides information on potential cash inflows and outflows -both contractual and those estimated using assumptions- for a given period. Liquidity gap analyses are prepared for each of the main currencies in which the Group operates.

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

Consequently, as this analysis has to be performed on an individual basis for each subsidiary in view of their autonomous management, a consolidated view of the Group’s liquidity gaps is of very limited use for the management and understanding of liquidity risk.

The various analyses conducted using the liquidity gap as a basis include most notably the wholesale funding analysis. Based on this analysis, a metric has been defined the aim of which is to ensure that the Group has sufficient liquid assets to attain a minimum liquidity horizon in a scenario in which wholesale financing is not renewed on maturity; this minimum horizon is set at 90 days at the Group.

The minimum liquidity horizons are established at corporate level and on a uniform basis for all units/countries, which must calculate their wholesale liquidity metric for the main currencies in which they operate.

Bearing in mind the pressures experienced by the markets in recent years, the wholesale liquidity gap has been monitored particularly closely at the Parent and at the units in the euro zone.

At the end of 2013, all units were comfortably positioned with respect to the horizons set at corporate level for the aforementioned scenario.

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

In practice, each subsidiary prepares its own liquidity balance sheet (different from the balance sheet for accounting purposes) by classifying the various asset, liability and off-balance-sheet items on the basis of their nature in terms of liquidity. Thus, the funding structure of each subsidiary is determined, which must at all times conform to a fundamental premise: namely that the basic businesses must be financed with stable funds and medium and long-term financing. The combination of these measures guarantees the robustness of the Bank’s financial structure and the sustainability of its business plans.

At the end of 2013, the Group had a structural liquidity surplus of EUR 150,000 million.

c) Scenario analysis

In order to supplement the aforementioned metrics, the Group develops a series of stress scenarios. Its main objective is to identify the critical factors in each potential crisis and, at the same time, to define the most appropriate management measures to address each of the situations assessed.

In their liquidity analyses the units generally consider three different scenarios: systemic, idiosyncratic and hybrid which, given the Group’s characteristics, have been adapted to also take into account a local and a global systemic crisis. These scenarios constitute the minimum standard analysis established for all Group units to be reported to senior management. Also, each unit develops ad-hoc scenarios which replicate major historical crises or the liquidity risks specific to its particular environment.

The fundamental characteristics of the three base scenarios are as follows:

•	Idiosyncratic crisis: affecting only the entity and not its environment. This is basically reflected in wholesale funds and in retail deposits, with various percentages of outflows based on the severity defined.

Within this category, the crisis that a local unit might suffer as a result of a crisis at the Parent, Banco Santander, S.A., is considered to be a specific scenario. This scenario was particularly relevant in 2012 in view of the tensions experienced in the peripheral eurozone countries.

•	Systemic crisis: taken to be an attack by the international financial markets on the country in which the unit is located. Each entity is affected to a different extent depending on their relative positioning in the local market and the image of resilience they offer. The factors that would be affected in this scenario include, for example, the wholesale financing facilities, due to closure of the markets, and the liquid assets tied to the country, whose value would be significantly reduced.

•	Hybrid crisis: in this scenario some of the factors described in the preceding paragraphs are stressed, paying particular attention to the most sensitive aspects from the standpoint of the unit’s liquidity risk.

These metrics and scenario definitions are directly related to the definition and execution of the liquidity contingency plan that is the responsibility of financial management.

At the end of 2013, in the event of a potential systemic crisis affecting the wholesale funding of the units located in Spain, Santander Group would have an adequate liquidity position. In particular, the wholesale liquidity horizon metric in Spain (included within the liquidity gap measures) would show levels exceeding 90 days in which the liquidity reserve would cover all wholesale financing maturities if they were not renewed.

In addition to these three metrics, the Group has defined a series of internal and market variables to act as early warning signals for potential crises; these signals are also capable of indicating the nature and severity of such crises. The incorporation of these variables in day-to-day liquidity management enables the Group to anticipate any situations that might have an adverse effect on its liquidity risk. Although these alerts vary from country to country and from entity to entity, based on the specific conditioning factors in each case, certain parameters are used across the Group, such as the price of Banco Santander CDSs, the changes in deposits and the trend in central bank official interest rates.

7.2.3 Management tailored to business needs

Santander Group performs its liquidity management at subsidiary and/or business unit level in order to finance its recurring activities with the appropriate terms and prices. In practice, in keeping with the funding principles mentioned above, the liquidity management at these units consists of the following:

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

Traditionally, the Group’s main subsidiaries have been self-sufficient in terms of their structural funding. The exception has been Santander Consumer Finance (SCF) which, because it specializes in consumer financing mainly through dealer/retailer recommendations, has required the financial support of other Group units, especially the Parent.

7.3 Funding strategy and evolution of liquidity in 2013

7.3.1 Funding strategy

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

In any case, it is possible to identify a series of general trends in the policies implemented by Group’s subsidiaries in their funding and liquidity management strategies over the last five years, namely:

•	Strong generation of liquidity from the commercial business due to the lower growth of credit and the greater emphasis on attracting customer funds.

•	Maintenance of adequate, stable medium and long-term wholesale funding levels at Group level. Therefore, at 2013 year-end, this funding represented 20% of the liquidity balance sheet, a very similar level to the 21% in 2010, although significantly lower than the 28% at December 2008, when wholesale liquidity was an abundant, low-cost resource at worldwide level.

Following the tightening of conditions on the wholesale markets, the Group’s decentralized subsidiaries model, with proprietary issues and ratings programs, contributed to maintaining the Group’s high-level participation in the developed wholesale markets, even in the most demanding periods, such as the two-year period encompassing 2011 and 2012.

•	Holding a sufficient volume of assets eligible for discount at central banks and other public bodies as part of the liquidity reserve to cater for episodes of stress on wholesale markets.

In particular, the Group has raised its total discount capacity in recent years to around EUR 145,000 million.

In 2012, in view of the stresses on the euro markets, the Group pursued a prudent strategy of depositing most of the funds raised by it in the three-year auctions as an immediate liquidity reserve at the European System of central banks, while maintaining a very limited net global position. The reduction of the stresses enabled the Group in 2013 to repay the ECB all of the funds received by Spain in the three-year auctions, thereby reducing its net recourse to funding at the end of 2013 to the lowest levels in five years. Such funding was basically concentrated in Portugal.

Thanks to all these developments, based on a sound liquidity management model, the Group currently enjoys a very robust funding structure. The basic features of this distinguishing structure are as follows:

•	High proportion of customer deposits in a predominantly commercial balance sheet.

Customer deposits are the Group’s major source of funding. If retail promissory notes are included (given that in Spain they are a substitute for term deposits), these deposits represent around two thirds of the Group’s net liabilities (i.e. of the liquidity balance sheet) and at the end of 2013 they accounted for 91% of net loans.

•	Diversified wholesale funding, primarily at medium and long term, with a very small proportion maturing in the short term.

Medium and long-term wholesale funding represents 20% of the Group’s funding and enables it to comfortably cater for the net loans not financed with customer deposits (commercial gap).

7.3.2 Evolution of liquidity in 2013

At the end of 2013, in comparison with 2012, the Group reported:

•	A slight reduction in the ratio of loans to net assets (total assets less trading derivatives and interbank balances) to 73% due to the decrease in lending in the climate of deleveraging of the mature markets. Nevertheless, this figure still mirrors the commercial nature of the Group’s balance sheet.

•	An improvement in the loan-to-deposit (LTD) ratio, which stood at 109% (including retail promissory notes), down from 113% at December 2012. This fall continues the downward trend that began in 2008 (150%), which relies heavily on the Group subsidiaries’ capacity to generate liquidity and attract retail deposits.

•	An improvement also in the ratio of customer deposits plus medium and long-term funding to loans, owing to the combination of the liquidity resulting from commercial management efforts and the capacity of the Group units to issue and attract wholesale funds. This ratio stood at 119% (2012: 118%), by far surpassing the 104% reported in 2008.

•	At the same time, there was a continuing limited recourse to short-term wholesale funds, at under 2%, in line with prior years.

•	Lastly, the Group’s structural surplus (i.e. the excess of structural funding resources -deposits, medium and long-term funding, and capital- over structural liquidity requirements -non-current assets and loans-) stood at EUR 150,000 million at the end of 2013. This volume covers 16% of the Group’s net liabilities, similar to the 2012 level.

The Group maintains its capacity to access the various markets on which it operates, strengthened by the incorporation of new issuer units. In 2013 it launched issues and securitizations in 11 currencies, in which 17 significant issuers in 14 countries participated, with an average maturity of approximately 3.7 years.

8. OPERATIONAL RISK

8.1 Definition and objectives

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

For the purpose of calculating regulatory capital for operational risk, the Group decided to opt for the standardized approach provided for under Basel II standards. In this regard, the Group embarked on a project for 2014 to shift to Advanced Measurement Approaches (AMA), for which it has already satisfied the majority of the regulatory requirements. In any event, it should be noted that the short-term priority in operational risk management continues to be focused on mitigation.

8.2 Corporate governance and organizational model

The organizational model for risk management and control follows the Basel guidelines and establishes three lines of defence:

•	First line: identification, management and control functions at first instance performed by the Group’s business and support units. The Group’s various corporate areas themselves constitute an additional level of control over the performance of the different local units.

•	Second line: independent control functions to ensure that risks are properly identified and managed by the first lines of defence, within the established general action frameworks.

It should be noted that in 2013 the Group bolstered the operational risk control function by creating, as part of the risk unit, the non-financial risk control area to complement the control function performed by the integrated risk control and internal risk validation area (CIVIR).

•	Third line: verification functions performed on a recurring basis by the internal audit division.

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

The Group has the following committees for operational risk management and control:

•	The corporate technology and operational risk committee made up of the managers in charge of the Bank’s various divisions relating to the management and control of this risk: its objectives are to provide an overview of the Group’s operational risk and establish effective measures and corporate policies regarding the management, measurement, monitoring and mitigation of this risk.

•	The corporate technology and operational risk control function committee: the committee meets every two months. It monitors the corporate area projects and the Group’s risk exposure and its meetings are attended by local and integrated risk control managers.

The Group oversees and controls technology and operational risk through its governing bodies. The Group’s board of directors, executive committee and management committee periodically address significant aspects concerning the management and mitigation of operational risk.

In addition, further to approval by the risk committee, the Group formally establishes the operational risk limits on an annual basis. A risk appetite is established which must fall within the low and medium-low risk profiles, which are defined in accordance with various ratio levels. Limits by country and for the Group are established based on the net loss to total income ratio. An assessment is also performed of the operational risk management status of the countries in accordance with certain internal indicators.

8.3 Risk management model

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

The main functions, activities and global initiatives which have been adopted and seek to ensure the effective management of operational and technology risk, can be summarized as follows:

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

With regard to technology risk management, the corporate function continues to strengthen significant aspects, such as the following:

•	Security of information systems.

•	Promotion of contingency and business continuity plans.

•	Management of technology risk (risk associated with the use of technology -development and maintenance of applications, design, implementation and maintenance of technology platforms, production of computer processes, etc.).

In 2013 the corporate framework for agreements with third parties and control of suppliers was approved, and is applicable for all the entities over which the Group exercises effective control. The framework develops and defines the principle of operational responsibility, and establishes the benchmarks to be taken into consideration in agreements with suppliers, with the primary objective being to establish the principles governing the relationships between Group entities and suppliers, from start to finish, paying particular attention to the following:

•	The decision to outsource new activities or services

•	Selection of suppliers

•	The establishment of each party’s rights and obligations

•	Control of the service and periodic review of the agreements entered into with suppliers

•	Termination of the agreements established

This framework also establishes the necessary responsibility, while respecting an appropriate segregation of functions, in order to ensure that risks may be properly identified, the service controlled and supervision maintained within the Group.

8.4 Risk measurement and assessment model

In order to measure and assess technology and operational risk, the Group defined a set of quantitative and qualitative corporate techniques/tools that are combined to perform a diagnosis, based on the identified risks, and obtain a valuation, through the measurement/assessment, of the area/unit.

8.5 Business continuity plan

The Group has a business continuity management system (BCMS) to ensure the continuity of the business processes of its entities in the event of a disaster or serious incident.

This basic objective consists of the following:

•	Minimizing possible damage to persons, as well as adverse financial and business impacts for the Group due to an interruption of normal business operations.

•	Reducing the operational effects of a disaster by supplying a series of pre-defined, flexible guidelines and procedures to be employed in order to resume and recover processes.

•	Resuming time-sensitive business operations and associated support functions, in order to achieve business continuity, stable earnings and planned growth.

•	Re-establishing the time-sensitive technology and support operations of the business if existing technologies are not operational.

•	Protecting the public image of, and confidence in, the Group.

•	Meeting the Group’s obligations to its employees, customers, shareholders and other interested third parties.

8.6 Other matters relating to operational risk control and monitoring

Analysis and monitoring of controls in market operations

In view of the specific features and complexity of financial markets, the Group considers it necessary to continuously strengthen the operational control of its financial market activities. Therefore, in 2013, the control model for this business continued to be improved, with particular emphasis on the following points:

•	Analysis of the individual operations of each treasury operator to detect any possible anomalous conduct.

•	Improvement of the monitoring of communications with counterparties through the various authorized arrangement methods.

•	Implementation in progress of a new tool enabling compliance with new record-keeping requirements.

•	Reinforcement of controls on contributions of prices to market indices.

The business is also undergoing a global transformation, combined with the modernization of the technology platforms and operating processes involving a robust control model that enables the operational risk associated with this activity to be reduced.

Operational risk information system

The Group has a corporate information system that supports the operational risk management tools and facilitates the information and reporting functions and needs at local and corporate level.

The system offers event recording modules, risk mapping and assessment, indicators, mitigation and reporting systems, and is applicable to all the Group entities.

Corporate information

The corporate technology and operational risk control area has a system for management of operational risk information that provides data on the Group’s main risk elements. The information available from each country/unit in the operational risk sphere is consolidated to provide a global view with the following features:

•	Two levels of information: one corporate, with consolidated information, and the other individualized for each country/unit.

•	Dissemination of the best practices among the countries/units of the Group, obtained from the combined study of the results of qualitative and quantitative analyses of operational risk.

Information is specifically prepared on the following aspects:

•	The Group’s operational risk management model and its main units and geographical areas.

•	The operational risk management scope.

•	Analysis of the internal event database and the database of significant external events.

•	Analysis of the most significant risks arising from the operational and technology risk assessment exercises.

•	Evaluation and analysis of risk indicators.

•	Mitigating measures/active management.

•	Business continuity plans and contingency plans.

•	Regulatory framework: BIS II.

•	Insurance.

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

9. COMPLIANCE AND REPUTATIONAL RISK

9.1 Definitions and objective

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

The Group’s objective regarding compliance risk is: (i) to minimize the probability of irregularities arising; and (ii) to identify, report and swiftly resolve any irregularities that might possibly arise. As for reputational risk, bearing in mind the diversity of sources from which it can arise, management of this risk aims to identify such sources and ensure that they are duly attended to so that the probability of their occurring is reduced and the possible impact thereof is mitigated.

9.2 Corporate governance and organizational model

It is the responsibility of the Bank’s board of directors, as part of its supervisory function, to approve the Group’s general risk policy. In the corporate compliance and reputational risk area, the board is in charge of the Group’s general code of conduct, the global policy on the prevention of money laundering and terrorist financing and the product and service marketing policy.

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

The compliance function reports to the board on an ongoing basis, mainly through the audit and compliance committee, to which the Group’s head of compliance reported at the twelve meetings held by this committee in 2013. The Group’s head of compliance also reported to one meeting of the risk committee in 2013, without prejudice to attending other sessions of this committee when transactions with a possible impact from the reputational risk standpoint were submitted to it.

Lastly, the corporate committees for regulatory compliance, analysis and resolution and marketing (the last two specialize in their respective subjects: the prevention of money laundering and the marketing of products and services) are collective bodies with basic competencies which have a global scope (all geographical areas, all businesses) and are replicated at local level.

The risk unit monitors the compliance risk control framework both from the integrated risk control and internal risk validation area (CIVIR), in the exercise of its functions to support the risk committee, and from the non-financial risk control area created in 2013.

The organizational model revolves around the corporate compliance and reputational risk area, forming part of the general secretary’s division, which is entrusted with managing the Group’s compliance and reputational risks. Within this area, which is led by the Group’s head of compliance, are the corporate regulatory compliance risk management office, the corporate reputational risk management office and the corporate financial intelligence unit (UCIF), which is responsible for the prevention of money laundering and terrorist financing. This structure is replicated at local level and also in the global businesses, the appropriate functional reporting channels to the corporate area having been established.

9.3 Risk appetite model

The risk committee was informed at its meeting held on October 2013 of the Group’s risk appetite model applicable to compliance and reputational risk. The model is characterized by the following three elements:

•	It is based on an express declaration of zero appetite for compliance and reputational risk.

•	The objective of the management performed by the Group is to minimize the incidence of compliance and reputational risk. Accordingly, systematic monitoring is performed using the compliance and reputational risk indicator resulting from the assessment matrices prepared for each country.

•	Quarterly monitoring of risk appetite is performed on a country-by-country basis.

Data of the communications received from the various supervisors each month is fed into the assessment matrix. Each of these communications is allocated a score depending on the risk they represent in terms of: (i) costs due to fines; (ii) process reorganization costs; and (iii) the impact on the brand and reputational risk. These assessments are compared with ratings assigned by internal audit with respect to compliance.

Each local unit is allocated a weighting based on its attributable profit and volume of assets, which can be used to obtain an overall score for the Group.

9.4 Risk management model

The main responsibility for compliance and reputational risk management is shared by the compliance department and the various business and support units that conduct the activities giving rise to risk. The responsibility for developing policies and implementing the corresponding controls lies with the compliance department, which is also responsible for advising senior management on these matters and fostering a culture of compliance, all as part of an annual program whose effectiveness is periodically evaluated.

The compliance department directly manages the basic components of these risks (money laundering, codes of conduct, product marketing, etc.) and ensures that the other components are duly addressed by the corresponding Group unit (responsible financing, data protection, customer claims, etc.), for which purpose it has established the appropriate control and verification systems.

The integrated risk control and internal risk validation area ensures that the risk management model is properly executed. Also, as part of its functions, internal audit performs the tests and reviews required to check that the standards and procedures established at the Group are being complied with.

The central plank of the Group’s compliance program is the general code of conduct. This code contains the ethical principles and standards of conduct that must guide the actions of all the Group employees and is complemented in certain matters by the standards contained in the industry-specific codes and manuals(9)

9	The industry-specific codes and manuals include the prevention of money laundering and terrorist financing manual, the code of conduct in securities markets, the procedures manual for the sale of financial products, the analysis code of conduct, the research policy manual, the use of information and communications technology conduct manual, the property management conduct manual, the purchasing management conduct manual, etc., in addition to the notes and circulars implementing specific points of these codes and manuals.

Also, the code establishes: i) the functions and responsibilities regarding compliance by the Group’s relevant governing bodies and divisions; ii) the standards regulating the consequences of the failure to comply; and iii) a channel for reporting and processing notifications of allegedly unlawful actions.

It is the role of the corporate compliance office, under the supervision of the audit and compliance committee and the regulatory compliance committee, to ensure the effective implementation and monitoring of the general code of conduct.

The regulatory compliance committee, which is chaired by the Group’s general secretary, has authority on all matters relating to the compliance function, without prejudice to the matters assigned to the two specialist bodies in this area (the corporate marketing committee with regard to the marketing of products and services, and the analysis and resolution committee with regard to the prevention of money laundering and terrorist financing). The regulatory compliance committee is composed of representatives from internal audit, the general secretary’s division, financial management, human resources and the most directly affected business units.

The Group’s compliance department has been entrusted with the following compliance and reputational risk management functions:

1.	Implementing the Group’s general code of conduct and other codes and industry-specific manuals.

2.	Supervising the training activities on the compliance program conducted by the human resources area.

3.	Directing investigations into any possible breaches, with help from internal audit, and proposing the appropriate penalties to the related committee.

4.	Cooperating with internal audit in the periodic reviews carried out by internal audit on compliance with the general code and with the industry-specific codes and manuals, without prejudice to the periodic reviews of matters of regulatory compliance which are conducted by the compliance department directly.

5.	Receiving and handling the complaints made by employees or third parties through the whistleblowing facility.

6.	Advising on the resolution of doubts arising from the application of the codes and manuals.

7.	Preparing an annual report on the application of the compliance program for submission to the audit and compliance committee.

8.	Regularly reporting to the general secretary, the audit and compliance committee and the board of directors on the implementation of the compliance policy and the compliance program.

9.	Assessing, every year, the changes that it might be appropriate to make to the compliance program, particularly in the event of detecting unregulated risk areas and improvable procedures, and proposing such changes to the audit and compliance committee.

As regards the industry-specific codes and manuals, the focus of the compliance program is on the following operational spheres, inter alia:

•	Prevention of money laundering and the financing of terrorism.

•	Marketing of products and services.

•	Conduct in securities markets.

•	Relations with regulators and supervisors.

•	Preparation and dissemination of the Group’s institutional information.

Prevention of money laundering and the financing of terrorism

Policies

As a socially responsible organization, it is a strategic objective for the Group to have an advanced effective system for the prevention of money laundering and the financing of terrorism that is constantly adapted to the latest international regulations and has the capacity to respond to the appearance of new techniques employed by criminal organizations.

The prevention of money laundering and terrorist financing function is articulated in certain policies that establish minimum standards that the Group’s units must observe, and which are prepared in conformity with the principles contained in the 40 recommendations of the Financial Action Task Force (FATF) and the obligations and stipulations of Directive 2005/60/EC of the European Parliament and of the Council of October 26, 2005 on the prevention of the use of the financial system for the purpose of money laundering and terrorist financing.

The corporate policy and the standards implementing it must obligatorily be complied with at all Group units worldwide. In this regard, units should be taken to be all the Group’s banks, subsidiaries, departments or branches, both in Spain and abroad, which, in accordance with their legal status, must be subject to the regulations on the prevention of money laundering and terrorist financing.

Governance and organization

The organization of the prevention of money laundering and terrorist financing function is divided into three parts: the analysis and resolution committee (CAR), the corporate financial intelligence unit (UCIF) and the persons in charge of prevention at various levels.

The CAR is a collective body with a corporate scope which is chaired by the Group’s general secretary and is composed of representatives of internal audit, the general secretary’s division, human resources and the most directly affected business units. The CAR held four meetings in 2013.

The UCIF’s function is to establish, coordinate and supervise the systems and procedures for the prevention of money laundering and terrorist financing at all Group units.

Also, there are persons responsible for the prevention of money laundering and terrorist financing at four different levels: area, unit, branch and account. Their mission in each case is to support the UCIF from the position of proximity to customers and operations.

At consolidated level, a total of 781 professionals perform the prevention of money laundering and terrorist financing function at the Group (three-quarters of that number on a full-time basis) at 173 units established in 36 countries.

The Group has established corporate systems at all its units and business areas based on decentralized computer software which makes it possible to present directly to the account branches or the relationship managers the transactions and customers which need to be analyzed because of their risk. The aforementioned tools are supplemented by other tools used centrally by the teams of analysts in the prevention units and, based on certain risk profiles and changes in certain customer operational behavior patterns, they enable transactions that might be linked to money laundering or terrorist financing to be analyzed, identified on a preventative basis and monitored.

The Group is a founder member, along with ten other large international banks, of the Wolfsberg Group. The Wolfsberg Group’s objective is to establish international standards to increase the effectiveness of programs to combat money laundering and terrorist financing in the financial community. Various initiatives have been developed which have addressed, inter alia, issues such as the prevention of money laundering in private banking and correspondent banking, and the financing of terrorism. The regulatory authorities and experts in this area consider that the Wolfsberg Group and the principles and guidelines set by it represent an important step in the fight against money laundering, corruption, terrorism and other serious crimes.

Marketing of products and services

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

The global consultative committee (CGC) is the advisory body of the corporate marketing committee and consists of area representatives who provide an insight into risks, regulations and markets. The CGC, which meets roughly on a quarterly basis, may recommend the review of products affected by market changes, impaired solvency (country, sectors or companies) or changes in the Group’s market perception at medium and long term.

The corporate monitoring committee (CCS) is the Group’s decision-making body regarding the monitoring of products and services. This committee is chaired by the general secretary and is attended by internal audit, legal advisory, compliance, customer care and the business areas concerned (with the ongoing representation of the commercial network). It meets weekly, and considers and resolves specific issues relating to the selling of products and services at a local level as well as at the level of the Group units outside Spain.

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

Governance and organization

The organization is centered on the corporate compliance office and local and subsidiaries’ compliance divisions.

The Group’s compliance department performs the following main functions in relation to the rules of conduct in securities markets:

1.	Registering and controlling sensitive information that is known by and/or generated at the Group;

2.	Keeping lists of the securities affected and the initiated persons, and monitoring transactions with these securities;

3.	Monitoring transactions with restricted securities depending on the type of activity, portfolios or groups to which the restriction applies;

4.	Receiving and attending to notifications of, and requests for, authorization of transactions for own account;

5.	Controlling transactions for own account of the persons subject to compliance with the code of conduct;

6.	Managing breaches;

7.	Resolving any issues raised concerning the Code of Conduct in Securities Markets (CCMV);

8.	Recording and resolving conflicts of interest and the situations that might give rise to them;

9.	Assessing and managing any conflicts that might arise in the analysis activity.

10.	Maintain the files required to control compliance with the obligations established in the CCMV;

11.	Develop ordinary contact with the regulators;

12.	Organizing training and, in general, performing the actions required to apply the CCMV; and

13.	Analyzing actions that might be suspected of constituting market abuse and, where appropriate, reporting them to the supervisors.

Criminal risk prevention

The Group’s compliance department has also been entrusted with the management of the criminal risk prevention model, which resulted from the entry into force of Organic Law 5/2010, which made legal entities criminally responsible for crimes committed on their account or for their benefit by directors or representatives or employees as a result of a lack of control.

Towards the end of 2013 an review certification process of the Group’s criminal risk prevention model was performed by an external expert, which verified the following: i) the effective implementation of the Group’s internal rules, ii) the existence of general control measures and; iii) the existence of specific control measures. The conclusions were satisfactory. Also, the criminal code reform project currently under way was monitored, with a view to anticipating as far as possible the adaptation tasks.

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

10. CAPITAL

10.1 Compliance with the new regulatory framework

The regulations known as Basel III, which establish new global capital and liquidity standards for financial institutions, came into force in 2014.

From the capital standpoint, Basel III redefines what is considered to be available capital at financial institutions (including new deductions and raising the requirements for eligible equity instruments), increases the minimum capital requirements, requires financial institutions to operate permanently with capital buffers, and adds new requirements in relation to the risks considered.

The Group shares the ultimate objective pursued by the regulator with this new framework, namely to endow the international financial system with greater stability and resilience. In this regard, for many years the Group has collaborated on the impact studies for calibrating the new rules conducted by the Basel Committee and the European Banking Authority (EBA) and coordinated at local level by the Bank of Spain.

In Europe, the new standards have been implemented through Directive 2013/36/EU, known as the Capital Requirements Directive (“CRD IV”), and the related Capital Requirements Regulation (“CRR”), which is directly applicable in all EU member states (as part of the Single Rulebook). In addition, the standards are subject to Implementing Technical Standards commissioned from the European Banking Authority (EBA), some of which will be issued in the coming months/years.

The Capital Requirements Regulation came into force on January 1, 2014, with many of its rules subject to various implementation timetables. This transitional implementation phase, which affects mainly the definition of eligible capital, concludes at the end of 2017, except with regard to the deduction for deferred tax assets, the transition period for which lasts until 2023.

Subsequent to the transposition of Basel III into European legislation, the Basel Committee has continued to issue additional standards, some in the form of public consultation processes, which will entail a future amendment of CRD IV and the CRR. The Group will continue to support the regulators by offering its opinions and participating in impact studies.

The Group currently has robust capital ratios, in keeping with its business model and risk profile, which, coupled with its substantial capacity to generate capital organically and the gradual implementation timetable envisaged for the new requirements in the legislation, place it in a position to comply with Basel III.

With regard to credit risk, the Group is continuing to adopt its plan to implement the advanced internal ratings-based (AIRB) approach under Basel for substantially all its banks, and it intends to do so until the percentage of net exposure of the loan portfolio covered by this approach exceeds 90%. The attainment of this objective in the short term will also depend on the acquisitions of new entities and the need for the various supervisors to coordinate the validation processes for the internal approaches. The Group is present in geographical areas where there is a common legal framework among supervisors, as is the case in Europe through the Capital Requirements Directive. However, in other jurisdictions, the same process is subject to the framework of cooperation between the home and host country supervisors under different legislations, which in practice entails adapting to different criteria and timetables in order to obtain authorization to use the advanced approaches on a consolidated basis.

Accordingly, the Group continued in 2013 with the project for the progressive implementation of the technology platforms and methodological improvements required for the roll-out of the AIRB approaches for regulatory capital calculation purposes at the remaining Group units. To date the Group has obtained authorization from the supervisory authorities to use advanced approaches for the calculation of regulatory capital requirements for credit risk for the Parent, the main subsidiaries in Spain, the United Kingdom and Portugal, certain portfolios in Mexico, Brazil and Chile, as well as for Santander Consumer Finance in Spain and the United States. The Group’s Basel implementation strategy is focused on obtaining authorization for the use of AIRB approaches at the main entities in the Americas and Europe.

With regard to operational risk, the Group currently uses the standardized approach for regulatory capital calculation purposes and has embarked on a project to roll out AMA approaches once it has collated sufficient data using its own management model. The Group considers that the internal model should be developed primarily on the basis of the experience accumulated in managing an entity through the corporate guidelines and criteria established after assuming control, which are a distinctive feature.

As regards the other risks explicitly addressed in Pillar I of the Basel Capital Accord, Santander Group has been authorized to use its internal model for market risk on the treasury areas’ trading activities in Spain, Chile, Portugal and Mexico, thus continuing implementation of the roll-out plan it submitted to the Bank of Spain for the other units.

With respect to Pillar II, the Group uses an economic capital approach to quantify its global risk profile and its capital adequacy position as part of the internal capital adequacy assessment process (ICAAP) at consolidated level. This process includes regulatory and economic capital planning under several alternative economic scenarios, in order to ensure that the internal capital adequacy targets are met even in plausible but highly unlikely adverse scenarios. The ICAAP exercise is supplemented with a qualitative description of the risk management and internal control systems, is reviewed by internal audit and internal validation teams and is subject to a corporate governance structure that culminates in its approval by the Group’s board of directors, which also establishes the strategic factors relating to risk appetite and capital adequacy targets on an annual basis.

In accordance with the capital requirements set by the European Directive and Bank of Spain rules, the Group publishes its Pillar III disclosures report on an annual basis. This report comfortably meets the market transparency requirements in relation to Pillar III. The Group considers the market reporting requirements to be fundamental in order to complement the minimum capital requirements of Pillar I and the supervisory review process performed through Pillar II. In this respect, its Pillar III disclosures report incorporates the recommendations made by the European Banking Authority (EBA), thus making Santander Group an international benchmark in terms of market transparency, as is already the case with its annual report.

Parallel to the roll-out of advanced approaches at the various Group units, Santander Group is carrying out an ongoing training process on Basel at all levels of the organization, covering a significant number of professionals from all areas and divisions, with a particular focus on those most affected by the changes arising from the adoption of the new international capital standards.

10.2 Economic capital

Economic capital is the capital required, based on an internally-developed model, to support all the risks of the business activity with a given solvency level. In the case of Santander Group, the solvency level is determined by the AA-/A+ long-term target rating, which results in the application of a 99.95% confidence level (higher than the regulatory 99.90%) for the purpose of calculating the required capital.

The Group’s economic capital model complements the regulatory approach by including in its measurement all the significant risks incurred in the Group’s operations. Accordingly, it considers risks such as concentration risk, structural interest rate risk, business risk, pension risk and other risks outside the scope of regulatory Pillar I capital requirements. Economic capital also includes the diversification effect, which in the case of Santander Group, owing to the multinational, multibusiness nature of its operations, is of key importance in determining its overall risk and solvency profile.

Comparison of regulatory and economic capital requirements is distorted because there are certain risks, such as goodwill, which for regulatory purposes are presented as deductions from the eligible capital base instead of being included as capital requirements. Similarly, the economic capital required for these risks can be presented as deductions from the internal capital base (following the regulatory method) or as part of the economic capital requirements, which is the preferred option within the Group. Furthermore, as we have mentioned above, measurement of economic capital includes certain risks that are not present in the regulatory approach (the so-called Pillar II risks).

The concept of diversification is fundamental for the proper measurement and understanding of the risk profile of a group with global operations such as Santander Group. The fact that the Group conducts its business activities in various countries through a structure of differentiated legal entities, across a broad spectrum of customer and product segments, thereby also incurring various types of risks, means that the Group’s earnings are less vulnerable to any adverse situation that might arise with respect to a particular market, portfolio, customer or risk. Despite the current high level of globalization of the world’s economies, the economic cycles are not the same and do not have the same intensity in the various geographical regions. As a result, groups with global presence display more stable results and have a greater capacity to withstand possible crises affecting specific markets or portfolios, which is synonymous with a lower level of risk. In other words, the risk and the associated economic capital borne by the Group as a whole is less than the risk and the capital arising from the sum of its various components considered separately.

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

Economic capital is a fundamental tool for the internal management and implementation of the Group’s strategy, from the viewpoint of both the assessment of capital adequacy and the management of portfolio and business risk.

With regard to capital adequacy, in the context of Pillar II of the Basel Capital Accord, the Group conducts the internal capital adequacy assessment process using its economic capital model. To this end, the Group plans the business performance and the capital requirements under a central scenario and under alternative stress scenarios. With this planning the Group ensures that it will continue to meet its capital adequacy targets, even in adverse economic scenarios.

Also, the economic capital metrics make it possible to assess risk-return targets, price transactions on a risk basis and gauge the economic viability of projects, units or lines of business, with the ultimate objective of maximizing the generation of shareholder value.

Capital planning and stress tests

Capital stress tests have gained particular significance as a tool for the dynamic evaluation of banks’ risk exposure and capital adequacy. A new forward-looking assessment model is becoming a key component of capital adequacy analysis.

This forward-looking assessment is based on both macroeconomic and idiosyncratic scenarios that are highly improbable but nevertheless plausible. To conduct the assessment, it is necessary to have robust planning models capable of transferring the effects defined in the projected scenarios to the various elements that have a bearing on the adequacy of a bank’s capital.

The ultimate goal of capital stress tests is to perform a complete evaluation of banks’ risk exposure and capital adequacy in order to determine any possible capital requirements that would arise if banks failed to meet the regulatory or internal capital targets set.

In particular, the European Central Bank (ECB) has announced that the current comprehensive assessment that it will carry out in the course of 2014 ahead of taking up its role as the single supervisor (as part of the Single Supervisory Mechanism (SSM)) will culminate in a stress test to be conducted by the European Banking Authority (EBA) in collaboration with the ECB itself, which is scheduled to be completed by November 2014. The objective of this entire process is to eradicate any possible uncertainty as to the solvency of the European banking system, to provide transparency on the resilience and solvency of banks and, where required in light of the test results, to adopt any necessary measures (including possible additional capital requirements).

More specifically, the forthcoming stress test will be conducted on a total sample of 124 banks covering at least 50% of the banking sector in each EU Member State (as expressed in terms of assets). The stress test will be carried out over a three-year time horizon and will assess the impact of risk drivers on the solvency of banks, including credit risk, market risk, sovereign risk, securitization and cost of funding.

The capital hurdle rates, measured in terms of Common Equity Tier 1 (CET1), are expected to be 8% CET1 for the baseline scenario and 5.5% CET1 for the adverse scenario. Publication of the results of the stress test is scheduled for the end of October 2014.

As a starting point for the stress test and within the scope of the comprehensive assessment, throughout 2014 the ECB will conduct an asset quality review (AQR), an in-depth analysis of banks’ balance sheets and the quality of their assets.

The Group has defined a capital planning and stress testing process not only to enable it to respond to the various regulatory exercises, but also to serve as a key tool forming an integral part of the Bank’s management and strategy.

The purpose of the internal capital planning and stress testing process is to ensure the current and future sufficiency of the Group’s capital, even in adverse but plausible economic scenarios. To this end, taking as a basis the Group’s initial position (as defined by its financial statements, its capital base, its risk parameters and its regulatory ratios), estimates are made of the expected outcomes for the Group in various business environments (including severe recessions as well as “normal” macroeconomic scenarios), and the Group’s capital adequacy ratios, projected generally over a three-year period, are obtained.

The process implemented provides a comprehensive view of the Group’s capital for the time horizon analyzed and in each of the scenarios defined. The analysis incorporates regulatory capital, economic capital and available capital metrics.

This process facilitates achievement of the ultimate goal pursued by capital planning, since it has become a strategically important element for the Group that:

•	Guarantees current and future capital adequacy, even in adverse economic scenarios.

•	Permits comprehensive capital management and includes an analysis of specific impacts, facilitating their integration in the Group’s strategic planning.

•	Makes it possible to enhance efficiency in the use of capital.

•	Supports the design of the Group’s capital management strategy.

•	Facilitates reporting to the market and supervisors.

In addition, the entire process is carried out with the maximum involvement and under the close supervision of senior management, and within a framework that guarantees suitable governance and the application of adequate levels of challenge, review and analysis to all components of the process.

One of the key elements in the capital planning and stress testing exercises, since it plays a particularly important role in income statement projections for the adverse scenarios defined, is the calculation of the provisions that would be required in those scenarios, primarily the provisions recognized to cover losses on the loan portfolios. Specifically, in order to calculate the credit loss provisions for its loan portfolio, Santander Group uses a methodology which ensures that, at all times, it has a level of provisions sufficient to cover all the credit losses projected by its internal expected loss models.

This methodology is widely accepted and is similar to that used in previous stress-testing exercises (e.g. the 2011 EBA stress test or the 2012 stress test on the Spanish banking sector).

Lastly, the capital planning and stress testing process culminates in an analysis of capital adequacy in the various scenarios designed and over the established time horizon. The aim is to assess the Group’s capital adequacy and to ensure that it meets both its internal capital targets and all regulatory requirements.

In the course of the recent economic crisis, the Group underwent four stress tests in which it proved its strength and solvency in the most extreme and severe macroeconomic scenarios. All the stress tests evidenced that, thanks mainly to the Group’s business model and geographical diversification, Banco Santander will continue to generate profit for its shareholders and to comply with the most stringent regulatory requirements.

RORAC and value creation

The Group has used RORAC methodology in its risk management since 1993, with the following objectives:

•	Calculation of economic capital requirements and of the return thereon for the Group’s business units, segments, portfolios and customers, in order to facilitate an optimal allocation of economic capital.

•	Budgeting of capital requirements and RORACs of the Group’s business units.

•	Analysis and setting of prices in the decision-making process for transactions (loan approval) and customers (monitoring).

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

The Group periodically assesses the level of and the changes in the value creation (VC) and return on risk-adjusted capital (RORAC) of the Group and of its main business units. The VC is the profit generated over and above the cost of the economic capital (EC) used, and is calculated using the following formula:

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

2013 witnessed an uneven performance of the business units in terms of value creation, although the instances of decreasing value creation predominated. The Group’s results and, therefore, the RORAC and value creation figures were shaped by the weakness of the economic cycle of various Group units in Europe and, in particular, in Spain.

55.	Other Disclosures

This Note includes relevant information about additional disclosure requirements.

55.1 Consolidated financial statements

Following are the consolidated balance sheets and consolidated statements of income of the Group under the IFRS reformatted to conform to the presentation guidelines for bank holding companies set forth in Regulation S-X Article 9 of the Securities and Exchange Commission of the United States of America.

The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts and allocations of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

CONSOLIDATED BALANCE SHEET

	Millions of Euros
	2013	2012	2011
Assets
Cash and due from banks	72,512	111,663	87,085
Interest earning deposits in other banks	26,405	28,214	25,042
Securities purchased under agreements to resell	16,192	13,527	11,817
Trading account assets	146,670	206,273	192,201
Banks	29,792	31,644	14,146
Loans	7,430	11,569	14,995
Derivatives	58,899	110,319	102,498
Debt securities	44,716	46,561	55,353
Equity securities	5,833	6,180	5,209
Investment securities	91,685	99,325	93,453
Available-for-sale	91,685	99,325	93,453
Net Loans and leases	642,441	683,449	712,920
Loans and leases, net of unearned income	667,270	708,831	731,675
Less-Allowance for loan losses	(24,829)	(25,382)	(18,755)
Premises and equipment, net	13,812	14,483	13,985
Investment in affiliated companies	5,536	4,454	4,155
Other assets	100,042	107,806	108,206
Intangible Assets	2,960	3,436	2,994
Goodwill in consolidation	23,281	24,626	25,089
Accrual Accounts	2,112	1,757	2,032
Hedge derivatives	8,301	7,936	9,898
Others	63,388	70,051	68,193

Total assets	1,115,295	1,269,194	1,248,864

Liabilities
Deposits	624,616	678,383	653,036
Non interest deposits	5,623	5,285	5,380
Interest bearing	618,993	673,098	647,656
Demand deposits	172,074	149,186	160,540
Savings deposits	164,214	167,389	140,583
Time deposits	282,705	356,523	346,533
Certificates of deposit	—	—	—
Short-term debt	105,111	120,481	131,930
Long-term debt	177,671	202,223	208,590
Other liabilities	127,996	186,832	174,494
Taxes Payable	6,079	7,765	7,966
Accounts Payable	4,731	4,908	6,632
Accrual Accounts	5,068	5,181	5,470
Pension Allowance	8,784	9,948	8,636
Stock borrowing liabilities	—	—	—
Derivatives	64,170	116,187	109,527
Liabilities under insurance contracts	1,430	1,425	517
Other Provisions	5,348	5,795	6,526
Short securities positions	15,951	15,181	10,187
Others	16,435	20,442	19,033

Total liabilities	1,035,394	1,187,919	1,168,050

Equity
Stockholders’ equity
Capital stock	5,667	5,161	4,455
Additional paid-in-capital	36,804	37,412	31,223
Other additional capital	(415)	(937)	(1,821)
Current year earnings	4,370	2,295	5,330
Other reserves	24,161	27,929	35,273

Total stockholders’ equity	70,587	71,860	74,460

Non-controlling interests	9,314	9,415	6,354
Total Equity	79,901	81,275	80,814

Total liabilities and Equity	1,115,295	1,269,194	1,248,864

The Group has issued Mortgage backed securities, called Cédulas Hipotecarias (see Note 22). Additionally, as of December 31, 2013, 2012 and 2011, the investment debt securities assigned to certain Group or third-party commitments amounted to € 42,433 million, €61,335 million and €43,899 million, respectively.

CONSOLIDATED STATEMENTS OF INCOME

	Millions of Euros
	2013	2012	2011
Interest income:
Interest and fees on loans and leases	41,378	47,076	47,793
Interest on deposits in other banks	1,778	2,851	3,806
Interest on securities purchased under agreements to resell	1,813	1,474	1,175
Interest on investment securities	6,846	7,767	8,152
Dividends	—	—	—
Total interest income	51,815	59,168	60,926

Interest expenses:
Interest on deposits	(14,663)	(16,563)	(17,034)
Interest on short-term borrowings	(3,852)	(4,397)	(4,531)
Interest on long-term debt	(5,901)	(6,731)	(6,928)
Total interest expense	(24,416)	(27,691)	(28,493)
Interest income / (Charges)	27,399	31,477	32,433
Provision for credit losses	(11,058)	(18,536)	(11,090)
Interest income / (Charges) after provision for credit losses	16,341	12,941	21,343

Non interest income:
Commissions and fees from fiduciary activities	1,204	1,217	1,340
Commissions and fees from securities activities, net	678	702	668
Fees and commissions from insurance activities	6,631	7,807	8,908
Other Fees and commissions, net	5,480	5,890	5,938
Gains (losses) from:
Affiliated companies’ securities	2,662	1,200	1,851
Investment securities	3,350	2,483	(540)
Foreign exchange, derivatives and other, net	(137)	339	2,169
Sale of premises	(4)	133	52
Income from non financial entities	322	369	401
Gains on sale of non-current assets / liabilities held for sale not classified as discontinued operations	122	325	92
Other income	962	1,110	1,113
Total non interest income	21,270	21,575	21,992

Non interest expense:
Salaries and employee benefits	(10,838)	(10,501)	(10,865)
Occupancy expense of premises, depreciation and maintenance, net	(2,969)	(2,940)	(2,688)
General and administrative expenses	(5,451)	(5,626)	(5,566)
Impairment of goodwill	(40)	(156)	(760)
Impairment / amortization of intangible assets	(1,355)	(1,106)	(1,685)
Impairment of tangible assets	(764)	(1,019)	(2,176)
Provisions for specific allowances	(1,761)	(1,646)	(2,375)
Payments to Deposit Guarantee Fund	(559)	(530)	(346)
Insurance claims	(4,831)	(5,516)	(7,164)
Expenses of non financial entities	(231)	(232)	(249)
Losses on sale of non-current assets / liabilities held for sale not classified as discontinued operations	(210)	(633)	(404)
Other expenses	(950)	(1,028)	(1,199)
Total non interest expense	(29,959)	(30,933)	(35,477)
Income before income taxes	7,652	3,583	7,858
Income tax expense	(2,113)	(590)	(1,755)
Net consolidated income for the year	5,539	2,993	6,103
Net income attributed to non-controlling interests	1,154	768	788
Income from discontinued operation, net of taxes	(15)	70	15
NET INCOME ATTRIBUTED TO THE GROUP	4,370	2,295	5,330

	2013	2012	2011

CONSOLIDATED PROFIT FOR THE YEAR	5,524	3,063	6,118

OTHER RECOGNIZED INCOME AND EXPENSE	(5,912)	(3,711)	(3,145)
Items that will not be reclassified to profit or loss	188	(1,123)	(575)
Actuarial gains/(losses) on defined benefit pension plans	502	(1,708)	(880)
Non-current assets held for sale	—	—	—
Income tax relating to items that will not be reclassified to profit or loss	(314)	585	305
Items that may be reclassified to profit or loss	(6,100)	(2,588)	(2,570)
Available-for-sale financial assets:	(99)	1,171	344
Revaluation gains/(losses)	1,150	1,729	231
Amounts transferred to income statement	(1,250)	(558)	156
Other reclassifications	1	—	(43)
Cash flow hedges:	47	(84)	(17)
Revaluation gains/(losses)	463	129	(109)
Amounts transferred to income statement	(416)	(249)	92
Amounts transferred to initial carrying amount of hedged items	—	—	—
Other reclassifications	—	36	—
Hedges of net investments in foreign operations:	1,117	(1,107)	106
Revaluation gains/(losses)	1,074	(1,336)	13
Amounts transferred to income statement	38	229	9
Other reclassifications	5	—	84
Exchange differences:	(7,027)	(2,170)	(2,824)
Revaluation gains/(losses)	(7,019)	(1,833)	(2,906)
Amounts transferred to income statement	(37)	(330)	85
Other reclassifications	29	(7)	(3)
Non-current assets held for sale:	—	—	—
Revaluation gains/(losses)	—	—	—
Amounts transferred to income statement	—	—	—
Other reclassifications	—	—	—
Entities accounted for using the equity method:	(294)	(57)	(95)
Revaluation gains/(losses)	(283)	(61)	(37)
Amounts transferred to income statement	23	21	—
Other reclassifications	(34)	(17)	(58)
Other recognized income and expense	—	—	—
Income tax relating to items that may be reclassified to profit or loss	156	(341)	(84)

TOTAL RECOGNIZED INCOME AND EXPENSE	(388)	(648)	2,973
Attributable to the Parent	(308)	(764)	2,642
Attributable to non-controlling interests	(80)	116	331

Following are the condensed balance sheets of Banco Santander, S.A. as of December 31, 2013, 2012 and 2011.

	2013	2012	2011
CONDENSED BALANCE SHEETS (Parent company only)	(Millions of Euros)
Assets
Cash and due from banks	64,402	94,931	73,254
Of which:
To bank subsidiaries	27,244	30,004	35,270
Trading account assets	63,928	95,556	91,330
Investment securities	53,598	47,097	43,746
Of which:
To bank subsidiaries	20,656	18,491	16,581
To non-bank subsidiaries	—	164	—
Net Loans and leases	187,758	152,933	174,775
Of which:
To non-bank subsidiaries	23,549	26,553	37,602
Investment in affiliated companies	70,527	72,714	68,559
Of which:
To bank subsidiaries	62,234	64,550	62,988
To non-bank subsidiaries	8,293	8,163	5,571
Premises and equipment, net	1,851	990	1,211
Other assets	16,829	11,694	13,282

Total assets	458,893	475,915	466,157

Liabilities
Deposits	247,206	249,928	225,232
Of which:
To bank subsidiaries	21,610	20,775	17,447
To non-bank subsidiaries	46,347	54,300	56,818
Short-term debt	38,391	34,080	42,785
Long-term debt	54,632	48,643	56,486
Total debt	93,023	82,723	99,271
Of which:
To bank subsidiaries	1,883	4,474	4,009
To non-bank subsidiaries	18,680	18,174	25,815
Other liabilities	69,919	98,707	96,619

Total liabilities	410,148	431,358	421,122

Stockholders’ equity
Capital stock	5,667	5,161	4,455
Retained earnings and other reserves	43,078	39,396	40,580

Total stockholders’ equity	48,745	44,557	45,035

Total liabilities and Stockholders’ Equity	458,893	475,915	466,157

In the financial statements of the Parent Company, investments in subsidiaries, jointly controlled entities and associates are recorded at cost.

Following are the condensed statements of income of Banco Santander, S.A. for the years ended December 31, 2012, 2012 and 2011.

CONDENSED STATEMENTS OF INCOME (Parent company only)	2013	2012	2011
	(Millions of Euros)

Interest income
Interest from earning assets	10,568	10,448	10,355
Dividends from affiliated companies	2,769	5,311	3,913
Of which:
From bank subsidiaries	1,788	4,716	3,557
From non-bank subsidiaries	981	595	356

	13,337	15,759	14,268
Interest expense	(7,178)	(6,677)	(7,193)

Interest income / (Charges)	6,159	9,082	7,075
Provision for credit losses	(2,887)	(6,072)	(1,985)

Interest income / (Charges) after provision for credit losses	3,272	3,010	5,090
Non interest income:	4,875	4,638	393
Non interest expense:	(7,509)	(6,649)	(3,293)

Income before income taxes	638	999	2,190
Income tax expense	392	384	(37)

Net income	1,030	1,383	2,153

Following are the condensed statement of comprehensive income of Banco Santander, S.A. for the years ended December 31, 2013, 2012 and 2011:

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (Parent company only)	Millions of Euros
	2013	2012	2011

NET INCOME	1,030	1,383	2,153
OTHER COMPREHENSIVE INCOME	1,380	(450)	345
Items that may be reclassified subsequently to profit or loss	1,315	(111)	446
Available-for-sale financial assets:	1,759	(135)	617
Revaluation gains/(losses)	2,767	(112)	357
Amounts transferred to income statement	(1,008)	(23)	260
Other reclassifications	—	—	—
Cash flow hedges:	3	—	—
Revaluation gains/(losses)	10	—	—
Amounts transferred to income statement	(7)	—	—
Amounts transferred to initial carrying amount of hedged items	—	—	—
Other reclassifications	—	—	—
Hedges of net investments in foreign operations:	118	(20)	17
Revaluation gains/(losses)	118	(20)	21
Amounts transferred to income statement	—	—	(4)
Other reclassifications	—	—	—
Exchange differences:	—	—	—
Non-current assets held for sale:	—	—	—
Actuarial gains/(losses) on pension plans	—	—	—
Other comprehensive income	—	—	—
Income tax	(565)	44	(188)
Items that will not be reclassified to profit or loss:	65	(339)	(101)
Actuarial gains/(losses) on pension plans	93	(470)	(145)
Income tax	(28)	131	44
TOTAL COMPREHENSIVE INCOME	2,410	933	2,498

Following are the condensed cash flow statements of Banco Santander, S.A. for the years ended December 31, 2013, 2012 and 2011.

CONDENSED CASH FLOW STATEMENTS (Parent company only)	2013	2012	2011
	(Millions of Euros)
1. Cash flows from operating activities
Consolidated profit	1,030	1,383	2,153
Adjustments to profit	6,426	6,814	4,170
Net increase/decrease in operating assets	50,394	18,872	2,958
Net increase/decrease in operating liabilities	(93,431)	5,784	17,295
Reimbursements/payments of income tax	99	82	6
Total net cash flows from operating activities (1)	(35,482)	32,935	26,582

2. Cash flows from investing activities
Investments (-)	(1,398)	(6,235)	(9,377)
Divestments (+)	698	4,281	1,470
Total net cash flows from investment activities (2)	(700)	(1,954)	(7,907)

3. Cash flows from financing activities
Disposal of own equity instruments	2,893	1,266	2,621
Acquisition of own equity instruments	(2,857)	(1,324)	(2,621)
Issuance of debt securities	—	—	—
Redemption of debt securities	(36)	(6,891)	(3,881)
Dividends paid	(818)	(1,287)	(3,489)
Issuance/Redemption of equity instruments	—	—	—
Other collections/payments related to financing activities	(286)	(675)	(115)
Total net cash flows from financing activities (3)	(1,104)	(8,911)	(7,485)

4. Effect of exchange rate changes on cash and cash equivalents (4)	(148)	(66)	110

5. Net increase/decrease in cash and cash equivalents (1+2+3+4)	(37,434)	22,004	11,300
Cash and cash equivalents at beginning of period	48,363	19,347	8,047
Cash and cash equivalents at end of period	10,929	41,351	19,347

55.2 Preference Shares and Preferred Securities

The following table shows the balance of the preference shares and preferred securities as of December 31, 2013, 2012 and 2011:

	2013	2012	2011
	(Millions of Euros)
Preference shares	401	421	449
Preferred securities	3,652	4,319	5,447

Total at year-end 4	4,053	4,740	5,896

Both Preference Shares and Preferred Securities are recorded under the “Financial liabilities at amortized cost – Subordinated Liabilities” caption in the consolidated balance sheet as of December 31, 2013, 2012 and 2011.

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

This category includes non-cumulative preferred non-voting shares issued by Santander UK plc, Santander Holdings USA, Inc., Santander Bank, National Association and Banesto Holdings, Ltd.

For the purposes of payment priority, Preferred Securities are junior to all general creditors and to subordinated deposits. The payment of dividends on these securities, which have no voting rights, is conditional upon the obtainment of sufficient distributable profit and upon the limits imposed by Spanish banking regulations on equity.

This category includes non-cumulative preferred non-voting securities issued by Santander Finance Capital, S.A. (Unipersonal), Santander Finance Preferred, S.A. (Unipersonal), and Santander International Preferred, S.A. (Sociedad Unipersonal), guaranteed by the Bank. It also includes non-cumulative preferred non-voting securities issued by Banco Santander, S.A., and Santander UK Group.

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

	Outstanding at December 31, 2013
Preference Shares		Amount in currency (million)	Interest rate	Redemption Option (1)
Issuer/Date of issue	Currency

Banesto Holding, Ltd, December 1992	US Dollar	1.6	10.50%	June 30, 2012
Santander UK plc, October 1995	Pounds Sterling	80.3	10.375%	No option
Santander UK plc, February 1996	Pounds Sterling	80.3	10.375%	No option
Santander UK plc, March 2004	Pounds Sterling	6.5	5.827%	March 22, 2016
Santander UK plc, May 2006	Pounds Sterling	34.9	6.222%(2)	May 24, 2019
Santander Bank, National Association, August 2000	US Dollar	150.4	12.000%	May 16, 2020
Santander Holdings USA, Inc, May 2006 (*)	US Dollar	75.5	7.300%	May 15, 2011

	Outstanding at December 31, 2013
Preferred Securities		Amount in currency (million)	Interest rate	Maturity date
Issuer/Date of issue	Currency
Banco Santander, S.A.
Banco Español de Crédito, October 2004	Euro	36.5	€CMS 10 + 0.125%	Perpetuity
Banco Español de Crédito (1), November 2004	Euro	106.7	5.5%	Perpetuity
Banco Español de Crédito, June 2009	Euro	7.8	6.0%	Perpetuity

Santander Finance Capital, S.A. (Unipersonal)
March 2009	US Dollar	18.2	2.0%	Perpetuity
March 2009	US Dollar	25.0	2.0%	Perpetuity
March 2009	Euro	310.1	2.0%	Perpetuity
March 2009	Euro	153.5	2.0%	Perpetuity
June 2009	Euro	20.9	Euribor (3M) + 2.2%	Perpetuity

Santander Finance Preferred, S.A. (Unipersonal)
March 2004 (*)	US Dollar	89.3	6.41%	Perpetuity
September 2004	Euro	144.0	€CMS 10 +0.05% subject to a maximum distribution of 8% per annum	Perpetuity
October 2004	Euro	155.0	5.75%	Perpetuity
November 2006 (*)	US Dollar	161.8	6.80%	Perpetuity
January 2007 (*)	US Dollar	109.5	6.50%	Perpetuity
March 2007 (*)	US Dollar	210.4	US3M + 0.52%	Perpetuity
July 2007	Pounds Sterling	4.9	7.01%	Perpetuity
July 2009	Pounds Sterling	640.7	Libor (3M) + 7.66%	Perpetuity
July 2009	Euro	111.8	Euribor (3M) + 7.66%	Perpetuity
September 2009 (*)	US Dollar	161.6	USD Libor (3M) + 7.67%	Perpetuity
September 2009 (*)	US Dollar	825.1	10.50%	Perpetuity

Santander International Preferred S.A. (Sociedad Unipersonal)
March 2009	US Dollar	979.9	2.00%	Perpetuity
March 2009	Euro	8.6	2.00%	Perpetuity

Santander UK Group
Abbey National Plc, February 2001(3)	Pounds Sterling	101.8	7.037%	Perpetuity
Abbey National Plc, August 2002	Pounds Sterling	12.0	Fixed to 6.984% until February 9, 2018, and thereafter, at a rate reset semi-annually of 1.86% per annum + Libor GBP (6M)	Perpetuity

(1)	From these dates the issuer can redeem the shares, subject to prior authorization by the national supervisor.
(2)	That issuance is a Fixed/Floating Rate Non-Cumulative Callable Preference Shares. Dividends will accrue on a principal amount equal to £1,000 per Preference Share at a rate of 6.222 per cent. per annum in respect of the period from (and including) May 24, 2006 (the Issue Date) to (but excluding) May 24, 2019 (the First Call Date) and thereafter at a rate reset quarterly equal to 1.13 per cent. per annum above the London interbank offered rate for three-month sterling deposits. From (and including) the Issue Date to (but excluding) the First Call Date, dividends, if declared, will be paid annually in arrears on May 24, in each year. Subject as provided herein, the first such dividend payment date will be May 24, 2007 and the last such dividend payment date will be the First Call Date. From (and including) the First Call Date, dividends, if declared, will be paid quarterly in arrears on May 24, August 24, November 24 and February 24, in each year. Subject as provided herein, the first such dividend payment date will be August 24, 2019.
(3)	From February 14, 2026, this issue will bear interest at a rate, reset every five years, of 3.75% per annum above the gross redemption yield on a five-year specified United Kingdom government security.
(*)	Listed in the U.S.

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

Balance sheets

	Thousands of Euros
SANTANDER FINANCE CAPITAL, S.A. (UNIPERSONAL)	2013	2012
Assets:
Cash	1,604	1,631
Deposits with Parent Bank	519,307	520,722
Accrual accounts	8,022	7,999
Other assets	—	—

Total Assets	528,933	530,352
Liabilities and stockholders’ equity:

LIABILITIES:
Public entities	22	23
Accrual accounts	7,877	7,960
Non-commercial debts	—	—
Commercial debts	18	36
Debts with Group companies	4,278	423
Provisions for taxes	—	—
Preferred securities	515,698	520,893

Total Liabilities	527,893	529,335
STOCKHOLDERS’ EQUITY:
Capital stock	151	151
Retained earnings	866	940
Net income	23	(74)

Total Stockholders’ Equity	1,040	1,017

Total Liabilities and Stockholders’ Equity	528,933	530,352

Statement of income

	Thousands of Euros
SANTANDER FINANCE CAPITAL, S.A. (UNIPERSONAL)	2013	2012

Interest income	10,673	10,873
Interest expenses	(10,522)	(10,813)
Non interest income	—	—
Non interest expenses	(133)	(78)
Corporate income tax	5	(56)

Net income / (loss)	23	(74)

Statement of comprehensive income

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (Parent company only)	Thousands of Euros
	2013	2012

NET INCOME/(LOSS)	23	(74)
Income and expense recognized directly in equity	—	—
Arising from revaluation of financial instruments:	—	—

Arising from cash flow hedges	—	—

Grants, donations and legacies received	—	—

Arising from actuarial gains and losses and other adjustments	—	—

Tax effect	—	—

Total income and expense recognized directly in equity	—	—

Transfers to profit or loss	—	—
Arising from revaluation of financial instruments:	—	—

Arising from cash flow hedges	—	—

Grants, donations and legacies received	—	—

Tax effect	—	—

Total transfers to profit or loss	—	—

TOTAL COMPREHENSIVE INCOME	23	(74)

Statement of Changes in Stockholders’ Equity	Capital stock		Retained Earnings	Net income	Total Stockholders’ Equity
Changes in Stockholders’ Equity	Common Shares	Thousands of Euros
Balance at December 31, 2011	1,505	151	621	319	1,091

2011 Income allocation	—	—	319	(319)	—
Net income 2012	—	—	—	(74)	(74)

Balance at December 31, 2012	1,505	151	940	(74)	1,017

2012 Income allocation	—	—	(74)	74	—
Net income 2013	—	—	—	23	23

Balance at December 31, 2013	1,505	151	866	23	1,040

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

Preferred Securities

	Issue Date	Thousands of Euros at 12/31/13
Issuances
Series VI	03/18/2009	13,185
Series VII	03/18/2009	18,109
Series VIII	03/18/2009	313,745
Series IX	03/18/2009	153,700
Series X	06/30/2009	20,863

Total		519,602

Issuances expenses
Series VI		(3)
Series VII		(15)
Series VIII		(58)
Series IX		(28)
Series X		—

Total		(104)

Total		519,498

-	Series I: on October 3, 2003, Santander Finance Capital, S.A. (Unipersonal) issued 18,000,000 preference securities, at €25 par value. On April 7, 2009 the company redeemed the whole series.
-	Series II: on February 18, 2004, Santander Finance Capital, S.A. (Unipersonal) issued 16,000,000 preference securities, at €25 par value. On March 31, 2009 the company redeemed the whole series.
-	Series III: on July 30, 2004, Santander Finance Capital, S.A. (Unipersonal) issued 30,000,000 preference securities, at €25 par value. On August 17, 2009 the company redeemed the whole series.
-	Series IV: on September 30, 2004, Santander Finance Capital, S.A. (Unipersonal) issued 27,200,000 preference securities, at €25 par value. On August 17, 2009 the company redeemed the whole series.
-	Series V: on April 12, 2005, Santander Finance Capital, S.A. (Unipersonal) issued 40,000,000 preference securities, at €25 par value. On July 12, 2010 the company redeemed the whole series.
-	Series VI: on March 18, 2009, Santander Finance Capital, S.A. (Unipersonal) issued 12,122 preference securities, at €1,500 par value.
-	Series VII: on March 18, 2009, Santander Finance Capital, S.A. (Unipersonal) issued 333 preference securities, at €75,000 par value.
-	Series VIII: on March 18, 2009, Santander Finance Capital, S.A. (Unipersonal) issued 313,745 preference securities, at €1,000 par value.
-	Series IX: on March 18, 2009, Santander Finance Capital, S.A. (Unipersonal) issued 3,074 preference securities, at €50,000 par value.
-	Series X: on June 30, 2009, Santander Finance Capital, S.A. (Unipersonal) issued 78,624,629 preference securities, at €25 par value.

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

Balance sheets

	Thousands of Euros
SANTANDER FINANCE PREFERRED, S.A. (UNIPERSONAL)	2013	2012
Assets:
Cash	33,176	34,117
Deposits with Parent Bank	3,615,746	3,725,047
Accrual accounts	63,344	64,393

Total Assets	3,712,266	3,823,557
Liabilities and stockholders’ equity:

LIABILITIES:
Public entities	—	—
Accrual accounts	51,549	52,588
Commercial debts	59	38
Non-commercial debts	—	—
Deferred income	—	—
Debts with group companies	1,343,549	1,377,472
Provisions for taxes	—	—
Preferred securities	2,313,824	2,389,994

Total Liabilities	3,708,981	3,820,092
STOCKHOLDERS’ EQUITY:
Capital stock	151	151
Retained earnings	3,314	2,862
Net income	(180)	452

Total Stockholders’ Equity	3,285	3,465

Total Liabilities and Stockholders’ Equity	3,712,266	3,823,557

Statement of income

	Thousands of Euros
SANTANDER FINANCE PREFERRED, S.A. (UNIPERSONAL)	2013	2012

Interest income	278,782	299,859
Interest expenses	(277,885)	(298,166)
Non interest income	—	—
Non interest expenses	(1,077)	(863)
Corporate income tax	—	(378)

Net income / (loss)	(180)	452

Statement of comprehensive income

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (Parent company only)	Thousands of Euros
	2013	2012

NET INCOME/(LOSS)	(180)	452
Income and expense recognized directly in equity	—	—
Arising from revaluation of financial instruments:	—	—

Arising from cash flow hedges	—	—

Grants, donations and legacies received	—	—

Arising from actuarial gains and losses and other adjustments	—	—

Tax effect	—	—

Total income and expense recognized directly in equity	—	—

Transfers to profit or loss	—	—
Arising from revaluation of financial instruments:	—	—

Arising from cash flow hedges	—	—

Grants, donations and legacies received	—	—

Tax effect	—	—

Total transfers to profit or loss	—	—

TOTAL COMPREHENSIVE INCOME	(180)	452

Statement of changes in stockholders’ equity

Changes in Stockholders’ Equity	Capital stock		Retained Earnings	Net income	Total Stockholders’ Equity
	Common Shares	Thousands of Euros
Balance at December 31, 2011	1,505	151	1,569	1,293	3,013

2011 Income allocation	—	—	1,293	(1,293)	—
Net income 2012	—	—	—	452	452

Balance at December 31, 2012	1,505	151	2,862	452	3,465

2012 Income allocation	—	—	452	(452)	—
Net income 2013	—	—	—	(180)	(180)

Balance at December 31, 2013	1,505	151	3,314	(180)	3,285

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

Preferred Securities

	Issue Date	Thousands of Euros at 12/31/13
Issuances
Series 1- $190,000	03/11/2004	137,771
Series 2- €300,000	09/30/2004	300,000
Series 3- €200,000	10/08/2004	200,000
Series 4- $500,000	11/21/2006	362,555
Series 5- $600,000	31/01/2007	435,066
Series 6- $350,000	05/03/2007	253,789
Series 7- £250,000	07/10/2007	299,868
Series 8- £679,400	07/27/2009	814,922
Series 9- €125,700	07/27/2009	125,700
Series 10- $825,110	09/29/2009	598,296
Series 11- $161,587	09/29/2009	117,168

		3,645,135

Issuances expenses
Series 1		—
Series 2		—
Series 3		—
Series 4		—
Series 5		(605)
Series 6		(22)
Series 7		—
Series 8		(14)
Series 9		(14)
Series 10		(18)
Series 11		(18)

		(691)

Total		3,644,444

-	Series 1: on March 11, 2004, Santander Finance Preferred, S.A. (Unipersonal) issued 7,600,000 preferred securities, at $25 par value.
-	Series 2: on September 30, 2004, Santander Finance Preferred, S.A. (Unipersonal) issued 300,000 preferred securities, at €1,000 par value.
-	Series 3: on October 8, 2004, Santander Finance Preferred, S.A. (Unipersonal) issued 200,000 preferred securities, at €1,000 par value.
-	Series 4: on November 21, 2006 Santander Finance Preferred, S.A. (Unipersonal) issued 20,000,000 preferred securities, at €25 par value.
-	Series 5: on January 31, 2007 Santander Finance Preferred, S.A. (Unipersonal) issued 24,000,000 preferred securities, at $25 par value.
-	Series 6: on March 5, 2007 Santander Finance Preferred, S.A. (Unipersonal) issued 14,000,000 preferred securities, at $25 par value.
-	Series 7: on July 10, 2007 Santander Finance Preferred, S.A. (Unipersonal) issued 5,000 preferred securities, at £50,000 par value.
-	Series 8: on July 27, 2009, Santander Finance Preferred, S.A. (Unipersonal) issued 13,588 preferred securities, at £50,000 par value.
-	Series 9: on July 27, 2009, Santander Finance Preferred, S.A. (Unipersonal) issued 2,514 preferred securities, at €50,000 par value.
-	Series 10: on September 29, 2009, Santander Finance Preferred, S.A. (Unipersonal) issued 33,004,383 preferred securities, at $25 par value.
-	Series 11: on September 29, 2009, Santander Finance Preferred, S.A. (Unipersonal) issued 161,587 preferred securities, at $1,000 par value.
-	These issues are perpetual and can be redeemable at the option of the issuer, subject to the consent of the Bank of Spain, in whole or in part, at any time after five years from the issue date.

-	All the issues of Santander Finance Preferred, S.A. (Unipersonal) are guaranteed by Banco Santander, S.A.
-	On July 9, 2009, we published on the international markets offers to exchange issues of securities eligible to be included in capital issued by Santander and its subsidiaries. The exchange envisaged the delivery of new securities that meet the current market standards and regulatory requirements to be classified as equity at the consolidated Group level. For this purpose Santander Finance Preferred, S.A. (Unipersonal) issued Series 8, 9, 10 and 11 above.

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

Balance sheets

	Thousands of Euros	Thousands of Euros
SANTANDER INTERNATIONAL PREFERRED, S.A. (SOCIEDAD UNIPERSONAL)	2013	2012
Assets:
Cash	452	278
Deposits with Parent Bank	719,626	751,800
Accrual accounts	11,471	12,137
Other current assets	1	—

Total Assets	731,550	764,215
Liabilities and stockholders’ equity:

LIABILITIES:
Public entities	—	—
Commercial debts	13	17
Debts with group companies	874	697
Accrual accounts	11,389	11,901
Preferred securities	719,045	751,385

Total Liabilities	731,321	764,000
STOCKHOLDERS’ EQUITY:
Capital stock	60	60
Retained earnings	155	79
Net income	14	76

Total Stockholders’ Equity	229	215

Total Liabilities and Stockholders’ Equity	731,550	764,215

Statement of income

	Thousands of Euros	Thousands of Euros
SANTANDER INTERNATIONAL PREFERRED, S.A. (SOCIEDAD UNIPERSONAL)	2013	2012

Interest income	15,067	15,666
Interest expenses	(14,966)	(15,494)
Non interest income	—	—
Non interest expenses	(81)	(58)
Corporate income tax	(6)	(38)

Net income / (loss)	14	76

Statement of comprehensive income

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (Parent company only)	Thousands of Euros
	2013	2012

NET INCOME/(LOSS)	14	76
Income and expense recognized directly in equity	—	—
Arising from revaluation of financial instruments:	—	—

Arising from cash flow hedges	—	—

Grants, donations and legacies received	—	—

Arising from actuarial gains and losses and other adjustments	—	—

Tax effect	—	—

Total income and expense recognized directly in equity	—	—

Transfers to profit or loss	—	—
Arising from revaluation of financial instruments:	—	—

Arising from cash flow hedges	—	—

Grants, donations and legacies received	—	—

Tax effect	—	—

Total transfers to profit or loss	—	—

TOTAL COMPREHENSIVE INCOME	14	76

Statement of changes in stockholders’ equity

Changes in Stockholders’ Equity	Capital stock		Retained Earnings	Net income	Total Stockholders’ Equity
	Common Shares	Thousands of Euros
Balance at December 31, 2011	602	60	22	57	139

2011 Income allocation	—	—	57	(57)	—
Net income 2012	—	—	—	76	76

Balance at December 31, 2012	602	60	79	76	215

2012 Income allocation	—	—	76	(76)	—
Net income 2013	—	—	—	14	14

Balance at December 31, 2013	602	60	155	14	229

At December 31, 2013, the capital stock of Santander International Preferred, S.A. (Sociedad Unipersonal) amounted to 602 shares of common stock with a €100 par value, fully subscribed and paid by Banco Santander, S.A. (wholly owner of this company).

Preferred Securities

	Issue Date	Thousands of Euros at 12/31/13
Issuances
Series 1 ($)	03/19/2009	711,328
Series 2 (€)	03/19/2009	8,582

		719,910

Issuances expenses		(80)

Total		719,830

-	Series 1: on March 19, 2009, Santander International Preferred, S.A. (Sociedad Unipersonal) issued 653,995 preferred securities, at $1,500 par value.
-	Series 2: on March 19, 2009, Santander International Preferred, S.A. (Sociedad Unipersonal) issued 8,582 preferred securities, at €1,000 par value.
-	These issues are perpetual and can be redeemable at the option of the issuer, subject to the consent of the Bank of Spain, in whole or in part, at any time after ten years from the issue date.
-	All the issues of Santander Finance Preferred, S.A. (Sociedad Unipersonal) are guaranteed by Banco Santander, S.A.

55.3 US Registered senior debt

SANTANDER US DEBT, S.A. (Sociedad Unipersonal)

Santander US Debt, S.A. (Sociedad Unipersonal) was established in Spain on February 27, 2004.

The common stock of the company is 100% owned by Banco Santander, S.A. The entity issues senior debt and the issuances are guaranteed fully and unconditionally by Banco Santander, S.A.

On December 31, 2013, no entity of Grupo Santander has issued senior debt that is registered in the U.S. It is expected that Santander US Debt, S.A. (Sociedad Unipersonal) issue U.S. registered senior debt during 2014.

Presented below are the condensed balance sheet, condensed statements of income and statements of changes in the stockholders’ equity for Santander US Debt, S.A. (Sociedad Unipersonal), prepared in conformity with IFRS.

Balance sheets

	Thousands of Euros	Thousands of Euros
SANTANDER US DEBT, S.A. (SOCIEDAD UNIPERSONAL)	2013	2012
Assets:
Cash	1,032	1,906
Deposits with Parent Bank	992,369	1,991,609
Other current assets	1	1

Total Assets	993,402	1,993,516
Liabilities and stockholders’ equity:

LIABILITIES:
Public entities	29	—
Commercial debts	38	24
Debts with group companies	3,300	972
Senior debt	989,765	1,992,186

Total Liabilities	993,132	1,993,182
STOCKHOLDERS’ EQUITY:
Capital stock	120	120
Retained earnings	214	129
Net income	(64)	85

Total Stockholders’ Equity	270	334

Total Liabilities and Stockholders’ Equity	993,402	1,993,516

Statement of income

	Thousands of Euros	Thousands of Euros
SANTANDER US DEBT, S.A. (SOCIEDAD UNIPERSONAL)	2013	2012

Interest income	52,477	71,733
Interest expenses	(51,996)	(71,029)
Non interest income	15	148
Non interest expenses	(560)	(768)
Corporate income tax	—	1

Net income / (loss)	(64)	85

Statement of comprehensive income

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (Parent company only)	Thousands of Euros
	2013	2012

NET INCOME/(LOSS)	(64)	85
Income and expense recognized directly in equity	—	—
Arising from revaluation of financial instruments:	—	—

Arising from cash flow hedges	—	—

Grants, donations and legacies received	—	—

Arising from actuarial gains and losses and other adjustments	—	—

Tax effect	—	—

Total income and expense recognized directly in equity	—	—

Transfers to profit or loss	—	—
Arising from revaluation of financial instruments:	—	—

Arising from cash flow hedges	—	—

Grants, donations and legacies received	—	—

Tax effect	—	—

Total transfers to profit or loss	—	—

TOTAL COMPREHENSIVE INCOME	(64)	85

Statement of changes in stockholders’ equity

Changes in Stockholders’ Equity	Capital stock		Retained Earnings	Net income	Total Stockholders’ Equity
	Common Shares	Thousands of Euros
Balance at December 31, 2011	1,200	120	203	(74)	249

2011 Income allocation	—	—	(74)	74	—
Net income 2012	—	—	—	85	85

Balance at December 31, 2012	1,200	120	129	85	334

2012 Income allocation	—	—	85	(85)	—
Net income 2013	—	—	—	(64)	(64)

Balance at December 31, 2013	1,200	120	214	(64)	270

At December 31, 2013, the capital stock of Santander US Debt, S.A. (Sociedad Unipersonal) amounted to 1,200 shares of common stock with a €100 par value, fully subscribed and paid by Banco Santander, S.A. (wholly owner of this company).

Exhibit I

Subsidiaries of Banco Santander, S.A. (1)

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2013	2012	Line of business
2 & 3 Triton Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	PROPERTY
A & L CF (Guernsey) Limited (e)	Guernsey	0.00%	100.00%	100.00%	100.00%	LEASING
A & L CF (Jersey) Limited (e)	Jersey	0.00%	100.00%	100.00%	100.00%	LEASING
A & L CF December (1) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
A & L CF December (10) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
A & L CF December (11) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
A & L CF June (1) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
A & L CF June (2) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
A & L CF June (3) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
A & L CF June (8) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
A & L CF March (1) Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
A & L CF March (5) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
A & L CF March (6) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
A & L CF September (3) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
A & L CF September (4) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
A & L CF September (5) Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
A N (123) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
A N Loans Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
A&L Services Limited	Isle of Man	0.00%	100.00%	100.00%	100.00%	SERVICES
Abbey Business Services (India) Private Limited	India	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Abbey Covered Bonds (Holdings) Limited	United Kingdom	—	(a)	—	—	SECURITIZATION
Abbey Covered Bonds (LM) Limited	United Kingdom	—	(a)	—	—	SECURITIZATION
Abbey Covered Bonds LLP	United Kingdom	—	(a)	—	—	SECURITIZATION
Abbey National (America) Holdings Inc.	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Abbey National (America) Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Abbey National (Holdings) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Abbey National Beta Investments Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Abbey National Business Office Equipment Leasing Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
Abbey National Financial Investments 3 B.V.	The Netherlands	0.00%	100.00%	100.00%	100.00%	FINANCE
Abbey National Financial Investments 4 B.V.	The Netherlands	0.00%	100.00%	100.00%	100.00%	FINANCE
Abbey National GP (Jersey) Limited	Jersey	0.00%	100.00%	100.00%	100.00%	FINANCE
Abbey National International Limited	Jersey	0.00%	100.00%	100.00%	100.00%	BANKING
Abbey National Investments (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Abbey National Investments Holdings Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Abbey National Legacy Holdings Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Abbey National Legacy Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2013	2012	Line of business
Abbey National Nominees Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITIES COMPANY
Abbey National North America Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Abbey National North America LLC	United States	0.00%	100.00%	100.00%	100.00%	FINANCE
Abbey National Pension (Escrow Services) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	PENSION FUND MANAGEMENT COMPANY
Abbey National PLP (UK) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Abbey National Property Investments	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Abbey National Securities Inc.	United States	0.00%	100.00%	100.00%	100.00%	SECURITIES COMPANY
Abbey National September Leasing (3) Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
Abbey National Treasury Investments	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Abbey National Treasury Services (Transport Holdings) Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Abbey National Treasury Services Investments Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Abbey National Treasury Services Overseas Holdings	United Kingdom	0.00%	100.00%	100.00%	99.99%	HOLDING COMPANY
Abbey National Treasury Services plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	BANKING
Abbey National UK Investments	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Abbey Stockbrokers (Nominees) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITIES COMPANY
Abbey Stockbrokers Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITIES COMPANY
Ablasa Participaciones, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
Ablasa Participações S.A.	Brazil	0.00%	75.25%	100.00%	100.00%	HOLDING COMPANY
Administración de Bancos Latinoamericanos Santander, S.L.	Spain	24.11%	75.89%	100.00%	100.00%	HOLDING COMPANY
Aevis Europa, S.L.	Spain	68.80%	0.00%	68.80%	—	CARDS
Afisa S.A.	Chile	0.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Agrícola Tabaibal, S.A.	Spain	0.00%	74.23%	100.00%	100.00%	AGRICULTURE AND LIVESTOCK
AKB Marketing Services Sp. Z.o.o.	Poland	0.00%	100.00%	100.00%	100.00%	MARKETING
AL (ROUTH) Limited	United Kingdom	0.00%	100.00%	100.00%	—	HOLDING COMPANY
Alcaidesa Golf, S.L.	Spain	0.00%	50.00%	100.00%	50.00%	SPORTS OPERATIONS
Alcaidesa Holding, S.A.	Spain	0.00%	50.00%	50.00%	50.00%	PROPERTY
Alcaidesa Inmobiliaria, S.A.	Spain	0.00%	50.00%	100.00%	50.00%	PROPERTY
Alcaidesa Servicios, S.A.	Spain	0.00%	50.00%	100.00%	50.00%	SERVICES
ALCF Investments Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
ALIL Services Limited	Isle of Man	0.00%	100.00%	100.00%	100.00%	SERVICES
Aljarafe Golf, S.A.	Spain	0.00%	89.41%	89.41%	89.41%	PROPERTY
Aljardi SGPS, Lda.	Portugal	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Alliance & Leicester (Jersey) Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Cash Solutions Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Commercial Bank plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Commercial Finance (Holdings) plc (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Alliance & Leicester Equity Investments (Guarantee) Limited (b)	United Kingdom	—	(a)	—	—	FINANCE
Alliance & Leicester Estate Agents (Mortgage & Finance) Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2013	2012	Line of business
Alliance & Leicester Financing plc (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Independent Financial Advisers Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Investments (Derivatives No.3) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Investments (Derivatives) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Investments (No.2) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Investments (No.3) LLP (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Investments (No.4) Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Investments Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	BANKING
Alliance & Leicester Personal Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Print Services Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	SERVICES
Alliance Bank Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Alliance Corporate Services Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Altamira Asset Management, S.L.	Spain	72.50%	27.50%	100.00%	—	HOLDING COMPANY
Altamira Santander Real Estate Distribución, S.A.	Spain	0.00%	100.00%	100.00%	—	SERVICES
Altamira Santander Real Estate, S.A.	Spain	98.85%	1.15%	100.00%	100.00%	PROPERTY
Amazonia Trade Limited	United Kingdom	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
Andaluza de Inversiones, S.A.	Spain	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
ANITCO Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Aquanima Brasil Ltda.	Brazil	0.00%	100.00%	100.00%	100.00%	E-COMMERCE
Aquanima Chile S.A.	Chile	0.00%	100.00%	100.00%	100.00%	E-COMMERCE
Aquanima México S. de R.L. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	E-COMMERCE
Aquanima S.A.	Argentina	0.00%	100.00%	100.00%	100.00%	SERVICES
Argenline, S.A.	Uruguay	0.00%	100.00%	100.00%	100.00%	FINANCE
Asesora Caraban, C.A.	Venezuela	0.00%	90.00%	90.00%	90.00%	SECURITIES COMPANY
Asesoría Estratega, S.C.	Mexico	0.00%	100.00%	100.00%	100.00%	SERVICES
Atual Companhia Securitizadora de Créditos Financeiros	Brazil	0.00%	75.25%	100.00%	100.00%	FINANCIAL SERVICES
Aurum Inversiones Limitada	Chile	50.00%	50.00%	100.00%	100.00%	HOLDING COMPANY
Aviación Antares, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	FULL-SERVICE LEASING
Aviación Británica, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	FULL-SERVICE LEASING
Aviación Centaurus, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	FULL-SERVICE LEASING
Aviación Intercontinental, A.I.E.	Spain	65.00%	0.00%	65.00%	65.00%	FULL-SERVICE LEASING
Aviación RC II, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	FULL-SERVICE LEASING
Aviación Real, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	FULL-SERVICE LEASING
Aviación Regional Cántabra, A.I.E.	Spain	73.58%	0.00%	73.58%	73.58%	FULL-SERVICE LEASING
Aviación Scorpius, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	FULL-SERVICE LEASING
Aviación Tritón, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	FULL-SERVICE LEASING
Aymoré Crédito, Financiamento e Investimento S.A.	Brazil	0.00%	75.25%	100.00%	100.00%	FINANCE
Bajondillo, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	PROPERTY
Banbou S.A.R.L.	France	0.00%	90.00%	100.00%	100.00%	HOLDING COMPANY

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2013	2012	Line of business
Banco Bandepe S.A.	Brazil	0.00%	75.25%	100.00%	100.00%	BANKING
Banco de Albacete, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	BANKING
Banco de Asunción, S.A. in voluntary liquidation (b)	Paraguay	0.00%	99.33%	99.33%	99.33%	BANKING
Banco Madesant - Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	BANKING
Banco Santander - Chile	Chile	0.00%	67.01%	67.18%	67.18%	BANKING
Banco Santander (Brasil), S.A.	Brazil	0.00%	75.25%	76.19%	76.09%	BANKING
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	Mexico	0.00%	75.08%	99.99%	99.99%	BANKING
Banco Santander (Panamá), S.A.	Panama	0.00%	100.00%	100.00%	100.00%	BANKING
Banco Santander (Suisse) SA	Switzerland	0.00%	100.00%	100.00%	100.00%	BANKING
Banco Santander Bahamas International Limited	Bahamas	0.00%	100.00%	100.00%	100.00%	BANKING
Banco Santander Consumer Portugal, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	BANKING
Banco Santander de Negocios Colombia	Colombia	0.00%	99.99%	99.99%	—	FINANCE
Banco Santander International	United States	100.00%	0.00%	100.00%	100.00%	BANKING
Banco Santander Perú S.A.	Peru	99.00%	1.00%	100.00%	100.00%	BANKING
Banco Santander Puerto Rico	Puerto Rico	0.00%	100.00%	100.00%	100.00%	BANKING
Banco Santander Río S.A.	Argentina	8.23%	91.07%	98.45%	99.02%	BANKING
Banco Santander Totta, S.A.	Portugal	0.00%	99.79%	99.91%	99.89%	BANKING
Banco Santander, S.A.	Uruguay	97.75%	2.25%	100.00%	100.00%	BANKING
Banesto Banca Privada Gestión, S.A. S.G.I.I.C.	Spain	100.00%	0.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Bank Zachodni WBK S.A.	Poland	70.00%	0.00%	70.00%	94.23%	BANKING
Bansa Santander S.A.	Chile	0.00%	100.00%	100.00%	100.00%	PROPERTY
Bansalud, S.L.	Spain	53.00%	12.00%	65.00%	65.00%	TECHNOLOGY SERVICES
Bansamex, S.A.	Spain	50.00%	0.00%	50.00%	50.00%	CARDS
Bayones ECA Limited	Ireland	—	(a)	—	—	FINANCE
BCLF 2013-1 B.V.	The Netherlands	—	(a)	—	—	SECURITIZATION
Bel Canto SICAV Erodiade	Luxembourg	100.00%	0.00%	100.00%	100.00%	OPEN-END INVESTMENT COMPANY
Besaya ECA Limited	Ireland	—	(a)	—	—	FINANCE
BFI Serwis Sp. z o.o. w likwidacji (b)	Poland	0.00%	70.00%	100.00%	—	FUND MANAGEMENT COMPANY
Bilkreditt 1 Limited	Ireland	—	(a)	—	—	SECURITIZATION
Bilkreditt 2 Limited	Ireland	—	(a)	—	—	SECURITIZATION
Bilkreditt 3 Limited	Ireland	—	(a)	—	—	SECURITIZATION
Bilkreditt 4 Limited	Ireland	—	(a)	—	—	SECURITIZATION
Bilkreditt 5 Limited	Ireland	—	(a)	—	—	SECURITIZATION
Blue Energy Ridgewind Investments Limited	United Kingdom	0.00%	100.00%	100.00%	—	ELECTRICITY PRODUCTION
Blue Energy Ridgewind Operations Limited	United Kingdom	0.00%	100.00%	100.00%	—	HOLDING COMPANY
Bracken Securities Holdings Limited (b)	United Kingdom	—	(a)	—	—	SECURITIZATION
Brazil Foreign Diversified Payment Rights Finance Company	Cayman Islands	—	(a)	—	—	SECURITIZATION
Broxsted Solar Co Limited	United Kingdom	0.00%	100.00%	100.00%	—	ELECTRICITY PRODUCTION
BRS Investments S.A.	Argentina	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2013	2012	Line of business
BST International Bank, Inc.	Puerto Rico	0.00%	99.79%	100.00%	100.00%	BANKING
BZ WBK Asset Management S.A.	Poland	50.00%	35.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
BZ WBK Faktor Sp. z o.o.	Poland	0.00%	70.00%	100.00%	100.00%	FINANCIAL SERVICES
BZ WBK Finanse Sp. z o.o.	Poland	0.00%	70.00%	100.00%	100.00%	FINANCIAL SERVICES
BZ WBK Inwestycje Sp. z o.o.	Poland	0.00%	70.00%	100.00%	100.00%	SECURITIES COMPANY
BZ WBK Leasing S.A.	Poland	0.00%	70.00%	100.00%	100.00%	LEASING
BZ WBK Nieruchomości S.A.	Poland	0.00%	69.99%	99.99%	99.99%	SERVICES
BZ WBK Towarzystwo Funduszy Inwestycyjnych S.A.	Poland	0.00%	85.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
BZ WBK - Aviva Towarzystwo Ubezpieczeń na Życie S.A.	Poland	0.00%	46.20%	66.00%	50.00%	INSURANCE
BZ WBK - Aviva Towarzystwo Ubezpieczeń Ogólnych S.A.	Poland	0.00%	46.20%	66.00%	50.00%	INSURANCE
C.S.N.S.P. 442, S.A.	Portugal	0.00%	100.00%	100.00%	—	ELECTRICITY PRODUCTION
C.S.N.S.P. 451, S.A.	Portugal	0.00%	100.00%	100.00%	—	ELECTRICITY PRODUCTION
Caja de Emisiones con Garantía de Anualidades Debidas por el Estado, S.A.	Spain	62.87%	0.00%	62.87%	62.87%	FINANCE
Cántabra de Inversiones, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
Cántabro Catalana de Inversiones, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
CAPB Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	BANKING
Capital Riesgo Global, SCR de Régimen Simplificado, S.A.	Spain	95.46%	4.54%	100.00%	100.00%	VENTURE CAPITAL COMPANY
Capital Street Delaware, LP	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Capital Street Holdings, LLC	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Capital Street REIT Holdings, LLC	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Capital Street S.A.	Luxembourg	0.00%	100.00%	100.00%	100.00%	FINANCE
Carfax (Guernsey) Limited (e)	Guernsey	0.00%	100.00%	100.00%	100.00%	INSURANCE BROKER
Carpe Diem Salud, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	SECURITIES INVESTMENT
Cartera Mobiliaria, S.A., SICAV	Spain	0.00%	81.74%	93.24%	93.08%	SECURITIES INVESTMENT
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	Mexico	0.00%	75.06%	99.97%	99.97%	SECURITIES COMPANY
Cater Allen Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Cater Allen International Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITIES COMPANY
Cater Allen Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	BANKING
Cater Allen Lloyd’s Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Cater Allen Pensions Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	PENSION FUND MANAGEMENT COMPANY
Cater Allen Syndicate Management Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	ADVISORY SERVICES
Central Eólica Santo Antonio De Padua S.A.	Brazil	0.00%	75.25%	100.00%	100.00%	ELECTRICITY PRODUCTION
Central Eólica Sao Cristovao S.A.	Brazil	0.00%	75.25%	100.00%	100.00%	ELECTRICITY PRODUCTION
Central Eólica Sao Jorge S.A.	Brazil	0.00%	75.25%	100.00%	100.00%	ELECTRICITY PRODUCTION
Certidesa, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	LEASE OF AIRCRAFT

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2013	2012	Line of business
Clínica Sear, S.A.	Spain	50.58%	0.00%	50.58%	50.58%	HEALTHCARE
Club Zaudin Golf, S.A.	Spain	0.00%	85.04%	95.11%	95.11%	SERVICES
Conaraz Inversiones, SICAV, S.A.	Spain	80.78%	0.00%	80.78%	—	OPEN-END INVESTMENT COMPANY
Costa Canaria de Veneguera, S.A.	Spain	37.09%	37.14%	74.23%	74.23%	PROPERTY
Crawfall S.A.	Uruguay	100.00%	0.00%	100.00%	100.00%	SERVICES
Credisol, S.A. (b)	Uruguay	0.00%	100.00%	100.00%	100.00%	FINANCE
CRV Distribuidora de Títulos e Valores Mobiliários	Brazil	0.00%	75.25%	100.00%	100.00%	MANAGEMENT COMPANY
Dansk Auto Finansiering 1 Ltd	Ireland	—	(a)	—	—	SECURITIZATION
Darep Limited	Ireland	100.00%	0.00%	100.00%	100.00%	REINSURANCE
Desarrollos Eólicos Mexicanos de Oaxaca 2, S.A.P.I. de C.V.	Mexico	0.00%	79.99%	79.99%	26.00%	ELECTRICITY PRODUCTION
Digital Procurement Holdings N.V.	The Netherlands	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Diners Club Spain, S.A.	Spain	75.00%	0.00%	75.00%	75.00%	CARDS
Dirección Estratega, S.C.	Mexico	0.00%	100.00%	100.00%	100.00%	SERVICES
Dom Maklerski BZ WBK S.A.	Poland	0.00%	70.00%	99.99%	99.99%	SECURITIES COMPANY
Dudebasa, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	100.00%	100.00%	FINANCE
Egmere Airfield Solar Park Limited	United Kingdom	0.00%	100.00%	100.00%	—	ELECTRICITY PRODUCTION
Elerco, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	PROPERTY
Empresas Banesto 5, Fondo de Titulización de Activos	Spain	—	(a)	—	—	SECURITIZATION
Empresas Banesto 6, Fondo de Titulización de Activos	Spain	—	(a)	—	—	SECURITIZATION
EOL Brisa Energias Renováveis S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
EOL Vento Energias Renováveis S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
EOL Wind Energias Renováveis S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
Eolsiponto S.r.l.	Italy	0.00%	92.00%	92.00%	—	ELECTRICITY PRODUCTION
Ercole Investments, SICAV, S.A.	Spain	99.97%	0.00%	99.97%	—	OPEN-END INVESTMENT COMPANY
Erestone S.A.S.	France	0.00%	90.00%	90.00%	90.00%	PROPERTY
FFB - Participações e Serviços, Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Fideicomiso 100740 SLPT	Mexico	0.00%	75.08%	100.00%	100.00%	FINANCE
Fideicomiso 2002114	Mexico	0.00%	75.02%	100.00%	100.00%	HOLDING COMPANY
Fideicomiso GFSSLPT Banca Serfín, S.A.	Mexico	0.00%	75.08%	100.00%	100.00%	FINANCE
Fideicomiso Super Letras Hipotecarias Clase I	Argentina	0.00%	99.30%	100.00%	100.00%	TRUST SERVICES
Fideicomiso Super Letras Hipotecarias Clase II	Argentina	0.00%	99.30%	100.00%	100.00%	TRUST SERVICES
First National Motor Business Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
First National Motor Contracts Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
First National Motor Facilities Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
First National Motor Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	ADVISORY SERVICES
First National Motor Leasing Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
First National Motor plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2013	2012	Line of business
First National Tricity Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Fomento e Inversiones, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
Fondo de Titulización de Activos PYMES Banesto 3	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización de Activos PYMES Santander 3	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización de Activos PYMES Santander 4	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización de Activos PYMES Santander 5	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización de Activos PYMES Santander 6	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización de Activos PYMES Santander 7	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander 2	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander Consumer Spain 09-1	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander Consumer Spain Auto 2010-1	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander Consumer Spain Auto 2011-1	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander Consumer Spain Auto 2012-1	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander Consumer Spain Auto 2013-1	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander Empresas 1	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander Empresas 10	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander Empresas 2	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander Empresas 3	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander Empresas 8	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander Empresas 9	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander Financiación 5	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander Hipotecario 7	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander Hipotecario 8	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander Hipotecario 9	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander Público 1	Spain	—	(a)	—	—	SECURITIZATION
Fondo de Titulización Santander Financiación 1	Spain	—	(a)	—	—	SECURITIZATION
Fondos Santander, S.A. Administradora de Fondos de Inversión (in liquidation) (b)	Uruguay	0.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Formación Integral, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	TRAINING

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2013	2012	Line of business
Fortensky Trading, Ltd.	Ireland	0.00%	100.00%	100.00%	100.00%	FINANCE
Fosse (Master Issuer) Holdings Limited	United Kingdom	—	(a)	—	—	SECURITIZATION
Fosse Funding (No.1) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITIZATION
Fosse Master Issuer PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITIZATION
Fosse PECOH Limited	United Kingdom	—	(a)	—	—	SECURITIZATION
Fosse Trustee (UK) Limited	United Kingdom	—	(a)	—	—	SECURITIZATION
Fosse Trustee Limited	Jersey	—	(a)	—	—	SECURITIZATION
FTPYME Banesto 2, Fondo de Titulización de Activos	Spain	—	(a)	—	—	SECURITIZATION
FTPYME Santander 2 Fondo de Titulización de Activos	Spain	—	(a)	—	—	SECURITIZATION
Garilar, S.A.	Uruguay	0.00%	100.00%	100.00%	100.00%	INTERNET
Geoban UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SERVICES
Geoban, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	SERVICES
Gesban México Servicios Administrativos Globales, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	SERVICES
Gesban Santander Servicios Profesionales Contables Limitada	Chile	0.00%	100.00%	100.00%	100.00%	INTERNET
Gesban Servicios Administrativos Globales, S.L.	Spain	99.99%	0.01%	100.00%	100.00%	SERVICES
Gesban UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	COLLECTION AND PAYMENT SERVICES
Gestión de Instalaciones Fotovoltaicas, S.L. Sole-Shareholder Company	Spain	0.00%	100.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
Gestora de Procesos S.A. in liquidation (b)	Peru	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Gestora Patrimonial Calle Francisco Sancha 12, S.L.	Spain	68.80%	0.00%	68.80%	—	SECURITIES AND PROPERTY MANAGEMENT
Girobank Carlton Investments Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Girobank Investments Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Golden Bar (securization) S.r.l.	Italy	—	(a)	—	—	SECURITIZATION
Golden Bar Securitization Programme IV 2009-1	Italy	—	(a)	—	—	SECURITIZATION
Golden Bar Stand Alone 2011-1	Italy	—	(a)	—	—	SECURITIZATION
Golden Bar Stand Alone 2011-2	Italy	—	(a)	—	—	SECURITIZATION
Golden Bar Stand Alone 2011-3	Italy	—	(a)	—	—	SECURITIZATION
Golden Bar Stand Alone 2012-1	Italy	—	(a)	—	—	SECURITIZATION
Golden Bar Stand Alone 2012-2	Italy	—	(a)	—	—	SECURITIZATION
Golden Bar Stand Alone 2013-1	Italy	—	(a)	—	—	SECURITIZATION
Golden Bar Stand Alone 2013-2	Italy	—	(a)	—	—	SECURITIZATION
Grupo Alcanza, S.A. de C.V.	Mexico	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
Grupo Empresarial Santander, S.L.	Spain	99.11%	0.89%	100.00%	100.00%	HOLDING COMPANY
Grupo Financiero Santander México, S.A.B. de C.V.	Mexico	51.05%	24.04%	75.13%	75.17%	HOLDING COMPANY
Grupo Konecta Centros Especiales de Empleo, S.L.	Spain	0.00%	51.86%	100.00%	100.00%	TELEMARKETING
Grupo Konecta Maroc S.A.R.L. à associé unique	Morocco	0.00%	51.86%	100.00%	100.00%	TELEMARKETING
Grupo Konecta UK Limited	United Kingdom	0.00%	51.86%	100.00%	100.00%	FINANCE
Grupo Konectanet México, S.A. de C.V.	Mexico	0.00%	51.86%	100.00%	100.00%	TELEMARKETING
Grupo Konectanet, S.L.	Spain	7.08%	44.77%	51.86%	51.86%	HOLDING COMPANY

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2013	2012	Line of business
GTS El Centro Equity Holdings LLC	United Kingdom	0.00%	74.20%	74.20%	—	ELECTRICITY PRODUCTION
Guaranty Car, S.A. Sole-Shareholder Company	Spain	0.00%	100.00%	100.00%	100.00%	AUTOMOTIVE
Hall Farm Wind Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	—	HOLDING COMPANY
Hansar Finance Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Hipototta No. 1 FTC	Portugal	—	(a)	—	—	SECURITIZATION
Hipototta No. 1 plc	Ireland	—	(a)	—	—	SECURITIZATION
Hipototta No. 4 FTC	Portugal	—	(a)	—	—	SECURITIZATION
Hipototta No. 4 plc	Ireland	—	(a)	—	—	SECURITIZATION
Hipototta No. 5 FTC	Portugal	—	(a)	—	—	SECURITIZATION
Hipototta No. 5 plc	Ireland	—	(a)	—	—	SECURITIZATION
Hipototta No. 7 FTC	Portugal	—	(a)	—	—	SECURITIZATION
Hipototta No. 7 Limited	Ireland	—	(a)	—	—	SECURITIZATION
Hipototta No. 8 FTC (b)	Portugal	—	(a)	—	—	SECURITIZATION
Hipototta No. 8 Limited (b)	Ireland	—	(a)	—	—	SECURITIZATION
Hispamer Renting, S.A. Sole-Shareholder Company	Spain	0.00%	100.00%	100.00%	100.00%	FULL-SERVICE LEASING
Holbah II Limited	Bahamas	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Holbah Limited	Bahamas	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Holmes Funding Limited	United Kingdom	—	(a)	—	—	SECURITIZATION
Holmes Holdings Limited	United Kingdom	—	(a)	—	—	SECURITIZATION
Holmes Master Issuer plc	United Kingdom	—	(a)	—	—	SECURITIZATION
Holmes Trustees Limited	United Kingdom	—	(a)	—	—	SECURITIZATION
Holneth B.V.	The Netherlands	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Hualle, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	SECURITIES INVESTMENT
Ibérica de Compras Corporativas, S.L.	Spain	97.17%	2.82%	100.00%	100.00%	E-COMMERCE
Independence Community Bank Corp.	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Independence Community Commercial Reinvestment Corp.	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Infraestructuras Americanas, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Ingeniería de Software Bancario, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	IT SERVICES
Inmo Francia 2, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	PROPERTY
Instituto Santander Serfin, A.C.	Mexico	0.00%	75.08%	100.00%	100.00%	NOT-FOR-PROFIT INSTITUTE
Insurance Funding Solutions Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Interfinance Holanda B.V.	The Netherlands	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
Inversiones Marítimas del Mediterráneo, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	INACTIVE
Isban Argentina S.A.	Argentina	87.42%	12.58%	100.00%	100.00%	FINANCIAL SERVICES
Isban Brasil S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	SERVICES
Isban Chile S.A.	Chile	0.00%	100.00%	100.00%	100.00%	IT SERVICES
Isban DE GmbH	Germany	0.00%	100.00%	100.00%	100.00%	IT SERVICES
Isban México, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	IT SERVICES
Isban U.K., Ltd.	United Kingdom	0.00%	100.00%	100.00%	100.00%	IT SERVICES
Konecta Activos Inmobiliarios, S.L.	Spain	0.00%	49.34%	52.80%	52.80%	PROPERTY
Konecta Brazil Outsourcing, Ltda.	Brazil	0.00%	51.85%	99.99%	99.99%	SERVICES
Konecta Broker, S.L.	Spain	0.00%	51.86%	100.00%	100.00%	SERVICES
Konecta Bto, S.L.	Spain	0.00%	51.86%	100.00%	100.00%	TELECOMMUNICATIONS
Konecta Chile Limitada	Chile	0.00%	51.86%	100.00%	100.00%	SERVICES
Konecta Colombia Grupo Konecta Colombia Ltda	Colombia	0.00%	51.86%	100.00%	100.00%	TELEMARKETING

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2013	2012	Line of business
Konecta Field Marketing, S.A.	Spain	0.00%	51.86%	100.00%	100.00%	MARKETING
Konecta Gestión Integral de Procesos, S.L.	Spain	0.00%	51.86%	100.00%	100.00%	SERVICES
Konecta Portugal, Lda.	Portugal	0.00%	51.86%	100.00%	100.00%	MARKETING
Konecta Servicios Administrativos y Tecnológicos, S.L.	Spain	0.00%	51.86%	100.00%	100.00%	SERVICES
Konecta Servicios de BPO, S.L.	Spain	0.00%	51.86%	100.00%	99.97%	SERVICES
Konecta Soluciones Globales, S.L.	Spain	0.00%	51.86%	100.00%	100.00%	SERVICES
Konectanet Andalucía, S.L.	Spain	0.00%	51.86%	100.00%	100.00%	SERVICES
Konectanet Comercialización, S.L.	Spain	0.00%	51.86%	100.00%	100.00%	MARKETING
Kontacta Comunicaciones, S.A.	Spain	0.00%	51.48%	99.27%	75.00%	SERVICES
Kredyt Lease, S.A.	Poland	0.00%	70.00%	100.00%	—	LEASING
La Unión Resinera Española, S.A.	Spain	76.79%	19.55%	96.35%	96.44%	CHEMICALS
Laboratorios Indas, S.A.	Spain	0.00%	73.22%	73.22%	73.22%	HEALTH PRODUCTS
Langton Funding (No.1) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITIZATION
Langton Mortgages Trustee (UK) Limited	United Kingdom	—	(a)	—	—	SECURITIZATION
Langton Mortgages Trustee Limited	Jersey	—	(a)	—	—	SECURITIZATION
Langton PECOH Limited	United Kingdom	—	(a)	—	—	SECURITIZATION
Langton Securities (2008-1) plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITIZATION
Langton Securities (2010-1) PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITIZATION
Langton Securities (2010-2) PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITIZATION
Langton Securities (2012-1) PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITIZATION
Langton Securities Holdings Limited	United Kingdom	—	(a)	—	—	SECURITIZATION
Laparanza, S.A.	Spain	61.59%	0.00%	61.59%	61.59%	AGRICULTURE AND LIVESTOCK
Larix Chile Inversiones Limitada	Chile	0.00%	100.00%	100.00%	100.00%	FINANCE
Lease Totta No. 1 FTC	Portugal	—	(a)	—	—	SECURITIZATION
Leasetotta No. 1 Limited	Ireland	—	(a)	—	—	SECURITIZATION
Liquidity Import Finance Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	FACTORING
Liquidity Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FACTORING
Lizar Sp. z o.o.	Poland	0.00%	70.00%	100.00%	—	LEASING
Luresa Inmobiliaria, S.A.	Spain	0.00%	100.00%	100.00%	100.00%	PROPERTY
Luri 1, S.A. (d)	Spain	5.80%	0.00%	100.00%	100.00%	PROPERTY
Luri 2, S.A. (d)	Spain	5.00%	0.00%	100.00%	100.00%	PROPERTY
Luri 4, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	100.00%	100.00%	PROPERTY
Luri Land, S.A. (d)	Belgium	0.00%	5.36%	100.00%	100.00%	PROPERTY
MAC No. 1 Limited	United Kingdom	—	(a)	—	—	MORTGAGE LOAN COMPANY
Mantiq Investimentos Ltda.	Brazil	0.00%	75.25%	100.00%	100.00%	SECURITIES COMPANY
Marylebone Road CBO 3 BV (b)	The Netherlands	—	(a)	—	—	SECURITIZATION
Master Red Europa, S.L.	Spain	68.80%	0.00%	68.80%	—	CARDS
Mata Alta, S.L.	Spain	0.00%	61.59%	100.00%	100.00%	PROPERTY
Med 2001 Inversiones, SICAV, S.A.	Spain	99.99%	0.00%	99.99%	—	OPEN-END INVESTMENT COMPANY
Merciver, S.L.	Spain	99.90%	0.10%	100.00%	100.00%	FINANCIAL ADVISORY
Middlewick Wind Farm Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	—	ELECTRICITY PRODUCTION
Middlewick Wind Farm Limited	United Kingdom	0.00%	100.00%	100.00%	—	ELECTRICITY PRODUCTION
Motor 2011 Holdings Limited (b)	United Kingdom	—	(a)	—	—	SECURITIZATION
Motor 2011 PLC (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITIZATION

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2013	2012	Line of business
Motor 2012 Holdings Limited	United Kingdom	—	(a)	—	—	SECURITIZATION
Motor 2012 PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITIZATION
Motor 2013 Holdings Limited	United Kingdom	—	(a)	—	—	SECURITIZATION
Motor 2013 PLC	United Kingdom	0.00%	100.00%	100.00%	—	SECURITIZATION
Multinegocios S.A.	Chile	0.00%	99.54%	100.00%	100.00%	ADVISORY SERVICES
Multiservicios de Negocios Limitada	Chile	0.00%	100.00%	100.00%	100.00%	FINANCIAL SERVICES
Natixis Corporate Financement – Compartment Hexagone	France	100.00%	0.00%	100.00%	—	INVESTMENT FUND
Naviera Mirambel, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	FINANCE
Naviera Trans Gas, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	FULL-SERVICE LEASING
Naviera Trans Ore, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	FULL-SERVICE LEASING
Naviera Trans Wind, S.L.	Spain	99.99%	0.01%	100.00%	100.00%	FULL-SERVICE LEASING
Nebraska Wind I LLC	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Norbest AS	Norway	7.94%	92.06%	100.00%	100.00%	SECURITIES INVESTMENT
Novimovest – Fundo de Investimento Imobiliário	Portugal	0.00%	71.45%	71.60%	—	INVESTMENT FUND
NW Services CO.	United States	0.00%	100.00%	100.00%	100.00%	E-COMMERCE
Oil-Dor, S.A.	Spain	100.00%	0.00%	100.00%	99.99%	FINANCE
Open Bank, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	BANKING
Optimal Alternative Investments, S.G.I.I.C., S.A.	Spain	0.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Optimal Investment Services S.A.	Switzerland	0.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Optimal Multiadvisors Ireland Plc / Optimal Strategic US Equity Ireland Euro Fund	Ireland	0.00%	54.18%	51.25%	51.09%	FUND MANAGEMENT COMPANY
Optimal Multiadvisors Ireland Plc / Optimal Strategic US Equity Ireland US Dollar Fund	Ireland	0.00%	43.72%	51.26%	54.47%	FUND MANAGEMENT COMPANY
Optimal Multiadvisors Ltd / Optimal Strategic US Equity Series (consolidated)	Bahamas	0.00%	53.47%	54.10%	63.79%	FUND MANAGEMENT COMPANY
Paglialonga Due S.r.l. Unipersonale	Italy	0.00%	100.00%	100.00%	—	ELECTRICITY PRODUCTION
Parasant SA	Switzerland	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
Parley Court Solar Park Limited	United Kingdom	0.00%	100.00%	100.00%	—	ELECTRICITY PRODUCTION
PBE Companies, LLC	United States	0.00%	100.00%	100.00%	100.00%	PROPERTY
PECOH Limited	United Kingdom	—	(a)	—	—	SECURITIZATION
Penare Farm Solar Park Limited	United Kingdom	0.00%	100.00%	100.00%	—	ELECTRICITY PRODUCTION
Pereda Gestión, S.A.	Spain	99.99%	0.01%	100.00%	100.00%	HOLDING COMPANY
Pingham International, S.A.	Uruguay	0.00%	100.00%	100.00%	100.00%	SERVICES
Portada S.A. in liquidation (b)	Chile	0.00%	96.17%	96.17%	96.17%	FINANCE
Portal Universia Argentina S.A.	Argentina	0.00%	75.75%	75.75%	75.75%	INTERNET
Portal Universia Portugal, Prestação de Serviços de Informática, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	INTERNET
Portal Universia, S.A.	Spain	0.00%	56.56%	56.56%	56.56%	INTERNET
Produban Servicios Informáticos Generales, S.L.	Spain	99.96%	0.04%	100.00%	100.00%	SERVICES
Produban Serviços de Informática S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	IT SERVICES
Producciones Ramses, A.I.E.	Spain	99.00%	1.00%	100.00%	—	FILM FINANCING
Programa Multi Sponsor PMS, S.A.	Spain	50.00%	50.00%	100.00%	100.00%	ADVERTISING

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2013	2012	Line of business
Promociones y Servicios Monterrey, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	PROPERTY
Promociones y Servicios Polanco, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	PROPERTY
Promociones y Servicios Santiago, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	PROPERTY
Promodomus Desarrollo de Activos, S.L.	Spain	0.00%	51.00%	51.00%	51.00%	PROPERTY
Punta Lima, LLC	United States	0.00%	100.00%	100.00%	—	LEASING
Puntoform, S.L.	Spain	0.00%	51.86%	100.00%	100.00%	TRAINING
REB Empreendimentos e Administradora de Bens S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Reintegra, S.A.	Spain	55.00%	45.00%	100.00%	100.00%	SERVICES
Reliz Sp. z o.o. w upadłości likwidacyjnej (b)	Poland	0.00%	70.00%	100.00%	—	FULL-SERVICE LEASE
Retail Financial Services Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Riobank International (Uruguay) SAIFE (b)	Uruguay	0.00%	100.00%	100.00%	100.00%	BANKING
Rosenlease, S.L.	Spain	99.99%	0.01%	100.00%	99.99%	FULL-SERVICE LEASING
Rosteral, SICAV, S.A.	Spain	99.98%	0.00%	99.98%	—	OPEN-END INVESTMENT COMPANY
Ruevilliot 26, S.L.	Spain	70.00%	0.00%	70.00%	70.00%	PROPERTY
Saja Eca Limited	Ireland	—	(a)	—	—	FINANCE
SAM UK Investment Holdings Limited	United Kingdom	77.67%	22.33%	100.00%	—	HOLDING COMPANY
Sancap Investimentos e Participações S.A.	Brazil	0.00%	75.25%	100.00%	100.00%	HOLDING COMPANY
Saninv - Gestão e Investimentos, Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Sansol S.r.l.	Italy	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander (CF Trustee Property Nominee) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SERVICES
Santander (CF Trustee) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	ASSET MANAGEMENT COMPANY
Santander (UK) Group Pension Scheme Trustees Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	ASSET MANAGEMENT COMPANY
Santander Agente de Valores Limitada	Chile	0.00%	67.33%	100.00%	100.00%	SECURITIES COMPANY
Santander Ahorro Inmobiliario 2 S.I.I., S.A.	Spain	85.50%	0.01%	85.51%	78.06%	PROPERTY
Santander AM Holding, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
Santander Asset Finance (December) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
Santander Asset Finance plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
Santander Asset Management - Sociedade Gestora de Fundos de Investimento Mobiliário, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Asset Management Chile S.A.	Chile	0.01%	99.83%	100.00%	100.00%	SECURITIES INVESTMENT
Santander Back-Offices Globales Especializados, S.A.	Spain	99.99%	0.01%	100.00%	100.00%	SERVICES
Santander Back-Offices Globales Mayoristas, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	SERVICES
Santander Banca de Inversión Colombia SAS	Colombia	0.00%	100.00%	100.00%	—	FINANCIAL SERVICES
Santander Banco de Emisiones, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	BANKING
Santander BanCorp	Puerto Rico	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Banif Inmobiliario, F.I.I.	Spain	99.65%	0.00%	99.65%	98.73%	PROPERTY
Santander Bank & Trust Ltd.	Bahamas	0.00%	100.00%	100.00%	100.00%	BANKING
Santander Bank, National Association	United States	0.00%	100.00%	100.00%	100.00%	BANKING

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2013	2012	Line of business
Santander Benelux, S.A./N.V.	Belgium	83.20%	16.80%	100.00%	100.00%	BANKING
Santander Brasil Administradora de Consórcio Ltda.	Brazil	0.00%	75.25%	100.00%	100.00%	SERVICES
Santander Brasil Advisory Services S.A.	Brazil	0.00%	72.64%	96.52%	96.52%	CONSULTANCY SERVICES
Santander Brasil, EFC, S.A.	Spain	0.00%	75.25%	100.00%	100.00%	FINANCE
Santander Capital Desarrollo, SGECR, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	VENTURE CAPITAL COMPANY
Santander Capital Structuring, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	COMMERCE
Santander Capitalização S.A.	Brazil	0.00%	75.25%	100.00%	100.00%	INSURANCE
Santander Carbón Finance, S.A.	Spain	99.98%	0.02%	100.00%	100.00%	SECURITIES INVESTMENT
Santander Cards Ireland Limited	Ireland	0.00%	100.00%	100.00%	100.00%	CARDS
Santander Cards Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	CARDS
Santander Cards UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Carteras, S.G.C., S.A.	Spain	0.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Central Hispano Financial Services Limited	Cayman Islands	100.00%	0.00%	100.00%	100.00%	FINANCE
Santander Central Hispano Issuances Limited	Cayman Islands	100.00%	0.00%	100.00%	100.00%	FINANCE
Santander Chile Holding S.A.	Chile	22.11%	77.43%	99.54%	99.54%	HOLDING COMPANY
Santander Commercial Paper, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	100.00%	100.00%	FINANCE
Santander Consulting (Beijing) Co., Ltd.	China	0.00%	100.00%	100.00%	100.00%	ADVISORY SERVICES
Santander Consumer (UK) plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Consumer Bank AG	Germany	0.00%	100.00%	100.00%	100.00%	BANKING
Santander Consumer Bank AS	Norway	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Consumer Bank GmbH	Austria	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Consumer Bank, S.A.	Poland	0.00%	100.00%	100.00%	70.00%	BANKING
Santander Consumer Bank S.p.A.	Italy	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Consumer Beteiligungsverwaltungsgesellschaft mbH	Germany	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Consumer Chile S.A.	Chile	51.00%	0.00%	51.00%	51.00%	FINANCE
Santander Consumer Credit Services Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Consumer Finance Benelux B.V.	The Netherlands	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Consumer Finance Media S.r.l.	Italy	0.00%	65.00%	65.00%	65.00%	FINANCE
Santander Consumer Finance Oy	Finland	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Consumer Finance Zrt.	Hungary	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Consumer Finance, S.A.	Spain	63.19%	36.81%	100.00%	100.00%	BANKING
Santander Consumer Finanse S.A.	Poland	0.00%	100.00%	100.00%	70.00%	SERVICES
Santander Consumer Holding Austria GmbH	Austria	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Consumer Holding GmbH	Germany	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Consumer Leasing GmbH	Germany	0.00%	100.00%	100.00%	100.00%	LEASING
Santander Consumer Multirent Sp. z.o.o.	Poland	0.00%	100.00%	100.00%	100.00%	LEASING
Santander Consumer Renting, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	FULL-SERVICE LEASING
Santander Consumer Services GmbH	Austria	0.00%	100.00%	100.00%	100.00%	SERVICES
Santander Consumer Unifin S.p.A.	Italy	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Consumer, EFC, S.A.	Spain	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Consumo Perú S.A.	Peru	55.00%	0.00%	55.00%	55.00%	FINANCE
Santander Consumo, S.A. de C.V., SOFOM, E.R.	Mexico	0.00%	75.08%	100.00%	100.00%	CARDS

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2013	2012	Line of business
Santander Corredora de Seguros Limitada	Chile	0.00%	67.10%	100.00%	100.00%	INSURANCE BROKER
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Brazil	0.00%	75.25%	100.00%	100.00%	SECURITIES COMPANY
Santander de Titulización S.G.F.T., S.A.	Spain	81.00%	19.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Energías Renovables I, SCR de Régimen Simplificado, S.A.	Spain	56.76%	0.00%	56.76%	56.76%	VENTURE CAPITAL COMPANY
Santander Envíos, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	TRANSFER OF FUNDS FOR IMMIGRANTS
Santander Equity Investments Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Estates Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	PROPERTY
Santander Factoring, S.A.	Chile	0.00%	99.54%	100.00%	100.00%	FACTORING
Santander Factoring y Confirming, S.A., E.F.C.	Spain	100.00%	0.00%	100.00%	100.00%	FACTORING
Santander Finance 2012-1 LLC	United States	0.00%	100.00%	100.00%	100.00%	FINANCIAL SERVICES
Santander Financial Exchanges Limited	United Kingdom	100.00%	0.00%	100.00%	100.00%	FINANCE
Santander Financial Products plc	Ireland	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Financial Services, Inc.	Puerto Rico	100.00%	0.00%	100.00%	100.00%	FINANCE
Santander Fundo de Investimento Amazonas Multimercado Crédito Privado Investimento no Exterior	Brazil	0,00%	75,25%	100.00%	—	INVESTMENT FUND
Santander fundo de Investimento Diamantina Multimercado Crédito Privado Investimento no exterior	Brazil	0,00%	75,25%	100.00%	—	INVESTMENT FUND
Santander Fundo de Investimento em Cotas de Fundos de Investimento Contract i Referenciado DI	Brazil	0,00%	84,99%	100.00%	—	INVESTMENT FUND
Santander Fundo de Investimento Financial Renda Fixa	Brazil	0,00%	75,25%	100.00%	—	INVESTMENT FUND
Santander Fundo de Investimento Guarujá Multimercado Crédito Privado Investimento no Exterior	Brazil	0,00%	75,25%	100,00%	—	INVESTMENT FUND
Santander Fundo de Investimento Renda Fixa Capitalization	Brazil	0,00%	75,25%	100,00%	—	INVESTMENT FUND
Santander Fundo de Investimento SBAC Referenciado di Crédito Privado	Brazil	0,00%	75,25%	100,00%	—	INVESTMENT FUND
Santander Fundo de Investimento Unix Multimercado Crédito Privado	Brazil	0,00%	75,25%	100,00%	—	INVESTMENT FUND
Santander GBM Secured Financing Limited	Ireland	—	(a)	—	—	SECURITIZATION
Santander Gestão de Activos, SGPS, S.A.	Portugal	0.00%	99.79%	100.00%	100.00%	HOLDING COMPANY
Santander Gestión de Recaudación y Cobranzas Ltda.	Chile	0.00%	99.54%	100.00%	100.00%	FINANCIAL SERVICES
Santander Gestión Inmobiliaria, S.A.	Spain	0.01%	99.99%	100.00%	100.00%	PROPERTY
Santander Getnet Serviços para Meios de Pagamento, S.A.	Brazil	0.00%	37.63%	50.00%	50.00%	SERVICES
Santander Global Consumer Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Global Facilities, S.A. de C.V.	Mexico	100.00%	0.00%	100.00%	100.00%	PROPERTY MANAGEMENT
Santander Global Facilities, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	PROPERTY
Santander Global Property México, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	PROPERTY
Santander Global Property U.S.A., Inc.	United States	0.00%	100.00%	100.00%	100.00%	SERVICES

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2013	2012	Line of business
Santander Global Property, S.L.	Spain	97.34%	2.66%	100.00%	100.00%	SECURITIES INVESTMENT
Santander Global Services, S.A. (b)	Uruguay	0.00%	100.00%	100.00%	100.00%	SERVICES
Santander Global Sport, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	SPORTS OPERATIONS
Santander Guarantee Company	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
Santander Hipotecario 1 Fondo de Titulización de Activos	Spain	—	(a)	—	—	SECURITIZATION
Santander Hipotecario 2 Fondo de Titulización de Activos	Spain	—	(a)	—	—	SECURITIZATION
Santander Hipotecario 3 Fondo de Titulización de Activos	Spain	—	(a)	—	—	SECURITIZATION
Santander Hipotecario, S.A. de C.V., SOFOM, E.R.	Mexico	0.00%	75.08%	100.00%	100.00%	FINANCE
Santander Holanda B.V.	The Netherlands	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Holding Internacional, S.A.	Spain	99.95%	0.05%	100.00%	100.00%	HOLDING COMPANY
Santander Holding Vivienda, S.A. de C.V.	Mexico	0.00%	75.08%	100.00%	100.00%	SERVICES
Santander Holdings USA, Inc.	United States	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
Santander Insurance Agency, Inc.	Puerto Rico	0.00%	100.00%	100.00%	100.00%	INSURANCE BROKER
Santander Insurance Agency, U.S., LLC	United States	0.00%	100.00%	100.00%	100.00%	INSURANCE
Santander Insurance Europe Limited	Ireland	0.00%	100.00%	100.00%	100.00%	INSURANCE BROKER
Santander Insurance Holding, S.L.	Spain	99.99%	0.01%	100.00%	100.00%	HOLDING COMPANY
Santander Insurance Life Limited	Ireland	0.00%	100.00%	100.00%	100.00%	INSURANCE BROKER
Santander Insurance Services Ireland Limited	Ireland	0.00%	100.00%	100.00%	100.00%	SERVICES
Santander Insurance Services UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	ASSET MANAGEMENT COMPANY
Santander Intermediación Correduría de Seguros, S.A.	Spain	0.00%	100.00%	100.00%	100.00%	INSURANCE BROKER
Santander International Debt, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	100.00%	100.00%	FINANCE
Santander International Products, Plc.	Ireland	99.99%	0.01%	100.00%	99.99%	FINANCE
Santander International Securities, Inc.	United States	0.00%	100.00%	100.00%	100.00%	SECURITIES COMPANY
Santander Inversiones Limitada	Chile	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Investment Bank Limited	Bahamas	0.00%	100.00%	100.00%	100.00%	BANKING
Santander Investment Bolsa, S.V., S.A.	Spain	0.00%	100.00%	100.00%	100.00%	SECURITIES COMPANY
Santander Investment Chile Limitada	Chile	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Investment I, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
Santander Investment Limited	Bahamas	0.00%	100.00%	100.00%	100.00%	INACTIVE
Santander Investment Securities Inc.	United States	0.00%	100.00%	100.00%	100.00%	SECURITIES COMPANY
Santander Investment, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	BANKING
Santander Issuances, S.A., Sole-Shareholder Company	Spain	100.00%	0.00%	100.00%	100.00%	FINANCE
Santander Lease, S.A., E.F.C.	Spain	70.00%	30.00%	100.00%	100.00%	LEASING
Santander Leasing S.A. Arrendamento Mercantil	Brazil	0.00%	75.25%	99.99%	99.99%	LEASING
Sovereign Leasing, LLC	United States	0.00%	100.00%	100.00%	100.00%	LEASING
Santander Lending Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	MORTGAGE LOAN COMPANY
Santander Mediación Operador de Banca-Seguros Vinculado, S.A.	Spain	34.00%	64.00%	100.00%	100.00%	INSURANCE BROKERAGE
Santander Merchant S.A.	Argentina	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2013	2012	Line of business
Santander Microcrédito Assessoria Financeira S.A.	Brazil	0.00%	75.25%	100.00%	100.00%	FINANCIAL SERVICES
Santander Multiobrigações - Fundo de Investimento Mobiliário Aberto de Obrigações de Taxa variável	Portugal	0,00%	91,03%	91,20%	—	INVESTMENT FUND
Santander Operaciones Retail, S.A.	Spain	0.00%	100.00%	100.00%	100.00%	SERVICES
Santander Overseas Bank, Inc.	Puerto Rico	0.00%	100.00%	100.00%	100.00%	BANKING
Santander Paraty Qif PLC	Ireland	0,00%	75,25%	100,00%	—	INVESTMENT COMPANY
Santander Participações S.A.	Brazil	0.00%	75.25%	100.00%	100.00%	HOLDING COMPANY
Santander PB UK (Holdings) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Pensões - Sociedade Gestora de Fundos de Pensões, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	PENSION FUND MANAGEMENT COMPANY
Santander Perpetual, S.A., Sole-Shareholder Company	Spain	100.00%	0.00%	100.00%	100.00%	FINANCE
Santander Private Banking Gestión, S.A., S.G.I.I.C.	Spain	0.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Private Banking s.p.a.	Italy	100.00%	0.00%	100.00%	100.00%	BANKING
Santander Private Banking UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	PROPERTY
Santander Private Equity, S.A., S.G.E.C.R.	Spain	90.00%	9.98%	100.00%	100.00%	VENTURE CAPITAL MANAGEMENT COMPANY
Santander Private Real Estate Advisory, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	PROPERTY
Santander Public Sector SCF S.A.	France	94.00%	6.00%	100.00%	—	FINANCE
Santander Real Estate, S.G.I.I.C., S.A.	Spain	0.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Río Servicios S.A.	Argentina	0.00%	99.97%	100.00%	100.00%	ADVISORY SERVICES
Santander Río Sociedad de Bolsa S.A.	Argentina	0.00%	99.34%	100.00%	100.00%	SECURITIES COMPANY
Santander Río Trust S.A.	Argentina	0.00%	99.97%	100.00%	100.00%	SERVICES
Santander S.A. - Serviços Técnicos, Administrativos e de Corretagem de Seguros	Brazil	0.00%	84.99%	100.00%	100.00%	INSURANCE BROKER
Santander S.A. Corredores de Bolsa	Chile	0.00%	83.18%	100.00%	100.00%	SECURITIES COMPANY
Santander S.A. Sociedad Securitizadora	Chile	0.00%	67.13%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Secretariat Services Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Securities LLC	Puerto Rico	0.00%	100.00%	100.00%	100.00%	SECURITIES COMPANY
Santander Seguros y Reaseguros, Compañía Aseguradora, S.A.	Spain	0.00%	100.00%	100.00%	100.00%	INSURANCE
Santander Service GmbH	Germany	0.00%	100.00%	100.00%	100.00%	SERVICES
Santander Servicios Corporativos, S.A. de C.V.	Mexico	0.00%	75.08%	100.00%	100.00%	SERVICES
Santander Servicios de Recaudación y Pagos Limitada	Chile	0.00%	67.01%	100.00%	100.00%	SERVICES
Santander Servicios Especializados, S.A. de C.V.	Mexico	0.00%	75.08%	100.00%	100.00%	FINANCIAL SERVICES
Santander Tecnología y Operaciones A.E.I.E.	Spain	—	(a)	—	—	SERVICES
Santander Totta Seguros, Companhia de Seguros de Vida, S.A.	Portugal	0.00%	99.88%	100.00%	100.00%	INSURANCE
Santander Totta, SGPS, S.A.	Portugal	0.00%	99.88%	99.88%	99.87%	HOLDING COMPANY
Santander Trade Services Limited	Hong-Kong	0.00%	100.00%	100.00%	100.00%	SERVICES

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2013	2012	Line of business
Santander UK Foundation Limited	United Kingdom	—	(a)	—	—	CHARITABLE SERVICES
Santander UK Group Holdings Limited	United Kingdom	100.00%	0.00%	0.00%	—	FINANCE
Santander UK Investments	United Kingdom	100.00%	0.00%	100.00%	100.00%	FINANCE
Santander UK plc	United Kingdom	77.67%	22.33%	100.00%	100.00%	BANKING
Santander US Debt, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	100.00%	100.00%	FINANCE
Santander Vivienda, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada (SOFOM E.R.)	Mexico	0.00%	75.08%	100.00%	—	FINANCE
Santos Energia Participações S.A.	Brazil	0.00%	75.25%	100.00%	99.99%	HOLDING COMPANY
Santotta-Internacional, SGPS, Sociedade Unipessoal, Lda.	Portugal	0.00%	99.79%	100.00%	100.00%	HOLDING COMPANY
Santusa Holding, S.L.	Spain	69.76%	30.24%	100.00%	100.00%	HOLDING COMPANY
SC Germany Auto 08-2 Limited (b)	Ireland	—	(a)	—	—	SECURITIZATION
SC Germany Auto 2009-1 Limited	Ireland	—	(a)	—	—	SECURITIZATION
SC Germany Auto 2010-1 UG (haftungsbeschränkt)	Germany	—	(a)	—	—	SECURITIZATION
SC Germany Auto 2011-1 UG (haftungsbeschränkt)	Germany	—	(a)	—	—	SECURITIZATION
SC Germany Auto 2011-2 UG (haftungsbeschränkt)	Germany	—	(a)	—	—	SECURITIZATION
SC Germany Auto 2013-1 UG (haftungsbeschränkt)	Germany	—	(a)	—	—	SECURITIZATION
SC Germany Auto 2013-2 UG (haftungsbeschränkt)	Germany	—	(a)	—	—	SECURITIZATION
SC Germany Consumer 08-1 Limited (b)	Ireland	—	(a)	—	—	SECURITIZATION
SC Germany Consumer 09-1 Limited (b)	Ireland	—	(a)	—	—	SECURITIZATION
SC Germany Consumer 10-1 Limited (b)	Ireland	—	(a)	—	—	SECURITIZATION
SC Germany Consumer 11-1 Limited (b)	Ireland	—	(a)	—	—	SECURITIZATION
SC Germany Consumer 2013-1 UG (haftungsbeschränkt)	Germany	—	(a)	—	—	SECURITIZATION
SC Germany Vehicles 2013-1 UG (haftungsbeschränkt)	Germany	—	(a)	—	—	SECURITIZATION
SCF Ajoneurohallinto Limited	Ireland	—	(a)	—	—	SECURITIZATION
SCF Ajoneuvohallinta Limited	Ireland	—	(a)	—	—	SECURITIZATION
SCF Rahoituspalvelut 2013 Limited	Ireland	—	(a)	—	—	SECURITIZATION
SCF Rahoituspalvelut Limited	Ireland	—	(a)	—	—	SECURITIZATION
SCI BANBY PRO	France	0.00%	90.00%	100.00%	100.00%	PROPERTY
Scottish Mutual Pensions Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	INSURANCE
Serfin International Bank and Trust, Limited	Cayman Islands	0.00%	99.79%	100.00%	100.00%	BANKING
Services and Promotions Delaware Corp	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Services and Promotions Miami LLC	United States	0.00%	100.00%	100.00%	100.00%	PROPERTY
Servicio de Alarmas Controladas por Ordenador, S.A.	Spain	99.99%	0.01%	100.00%	100.00%	SECURITY
Servicios Administrativos y Financieros Ltda.	Chile	0.00%	100.00%	100.00%	100.00%	SERVICES
Servicios Corporativos Seguros Serfin, S.A. de C.V. (b)	Mexico	0.00%	100.00%	100.00%	100.00%	SERVICES
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	FINANCE
Servicios de Cobranzas Fiscalex Ltda.	Chile	0.00%	99.54%	100.00%	100.00%	SERVICES
Servicios Universia Venezuela S.U.V., S.A. (b)	Venezuela	0.00%	82.99%	82.99%	82.99%	INTERNET

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2013	2012	Line of business
Sheppards Moneybrokers Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	ADVISORY SERVICES
Shiloh III Wind Project, LLC	United States	0.00%	100.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
Silk Finance No. 3 Limited	Ireland	—	(a)	—	—	SECURITIZATION
Sinvest Inversiones y Asesorías Limitada	Chile	0.00%	100.00%	100.00%	100.00%	FINANCE
Sistema 4B, S.L. (consolidated)	Spain	68.80%	0.00%	68.80%	—	CARDS
Sociedad Integral de Valoraciones Automatizadas, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	APPRAISALS
Societa’ Energetica Pezzullo S.r.l. Unipersonale	Italy	0.00%	100.00%	100.00%	—	ELECTRICITY PRODUCTION
Societa’ Energetica Vibonese Due S.r.l.	Italy	0.00%	100.00%	100.00%	—	ELECTRICITY PRODUCTION
Socur, S.A.	Uruguay	100.00%	0.00%	100.00%	100.00%	FINANCE
Sodepro, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	FINANCE
Solar Red, SGPS, S.A.	Portugal	0.00%	100.00%	100.00%	50.00%	HOLDING COMPANY
Solarlaser Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	PROPERTY
SOV APEX LLC	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Sovereign Capital Trust IV	United States	0.00%	100.00%	100.00%	100.00%	FINANCE
Sovereign Capital Trust IX	United States	0.00%	100.00%	100.00%	100.00%	FINANCE
Sovereign Capital Trust V	United States	0.00%	100.00%	100.00%	100.00%	INACTIVE
Sovereign Capital Trust VI	United States	0.00%	100.00%	100.00%	100.00%	FINANCE
Sovereign Community Development Company	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Sovereign Delaware Investment Corporation	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Sovereign Lease Holdings, LLC	United States	0.00%	100.00%	100.00%	100.00%	FINANCIAL SERVICES
Sovereign Precious Metals, LLC	United States	0.00%	100.00%	100.00%	100.00%	PURCHASE AND SALE OF PRECIOUS METALS
Sovereign REIT Holdings, Inc.	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Sovereign Securities Corporation, LLC	United States	0.00%	100.00%	100.00%	100.00%	SECURITIES COMPANY
Sovereign Spirit Limited (e)	Bermuda	0.00%	100.00%	100.00%	100.00%	LEASING
Sterrebeeck B.V.	The Netherlands	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
Suleyado 2003, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	SECURITIES INVESTMENT
Suzuki Servicios Financieros, S.L.	Spain	0.00%	51.00%	51.00%	51.00%	INTERMEDIATION
Svensk Autofinans 1 Limited	Ireland	—	(a)	—	—	SECURITIZATION
Swesant SA	Switzerland	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Synergy Abstract, LP	United States	0.00%	70.00%	70.00%	70.00%	INSURANCE
Task Moraza, S.L.	Spain	0.00%	73.22%	73.22%	73.22%	HOLDING COMPANY
Taxagest Sociedade Gestora de Participações Sociais, S.A.	Portugal	0.00%	99.79%	100.00%	100.00%	HOLDING COMPANY
Teatinos Siglo XXI Inversiones S.A.	Chile	50.00%	50.00%	100.00%	100.00%	HOLDING COMPANY
Teylada, S.A. in liquidation (b)	Spain	11.11%	88.89%	100.00%	100.00%	SECURITIES INVESTMENT
The Alliance & Leicester Corporation Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	PROPERTY
The National & Provincial Building Society Pension Fund Trustees Limited	United Kingdom	—	(a)	—	—	ASSET MANAGEMENT COMPANY
The Prepaid Card Company Limited (b)	United Kingdom	0.00%	80.00%	80.00%	80.00%	FINANCE
Time Finance Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	SERVICES
Time Retail Finance Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	SERVICES

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2013	2012	Line of business
Títulos de Renta Fija, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	SECURITIES INVESTMENT
Tonopah Solar I LLC	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Tornquist Asesores de Seguros S.A. (b)	Argentina	0.00%	99.99%	99.99%	99.99%	ADVISORY SERVICES
Totta & Açores Inc. Newark	United States	0.00%	99.79%	100.00%	100.00%	BANKING
Totta (Ireland), PLC	Ireland	0.00%	99.79%	100.00%	100.00%	FINANCE
Totta Urbe - Empresa de Administração e Construções, S.A.	Portugal	0.00%	99.79%	100.00%	100.00%	PROPERTY
Trade Maps 3 Hong Kong Limited	Hong-Kong	—	(a)	—	—	SECURITIZATION
Trade Maps 3 Ireland Limited	Ireland	—	(a)	—	—	SECURITIZATION
Turyocio Viajes y Fidelización, S.A. (b)	Spain	0.00%	65.06%	65.06%	65.06%	TRAVEL
Tuttle & Son Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	COLLECTION AND PAYMENT SERVICES
Universal Support, S.A.	Spain	0.00%	51.86%	100.00%	100.00%	TELEMARKETING
Universia Brasil S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	INTERNET
Universia Chile S.A.	Chile	0.00%	85.11%	85.11%	84.39%	INTERNET
Universia Colombia S.A.S.	Colombia	0.00%	100.00%	100.00%	100.00%	INTERNET
Universia Holding, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
Universia México, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	INTERNET
Universia Perú, S.A.	Peru	0.00%	76.66%	76.66%	84.45%	INTERNET
Universia Puerto Rico, Inc.	Puerto Rico	0.00%	100.00%	100.00%	100.00%	INTERNET
Viking Collection Services Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Vista Capital de Expansión, S.A. SGECR	Spain	0.00%	50.00%	50.00%	50.00%	VENTURE CAPITAL MANAGEMENT COMPANY
Vista Desarrollo, S.A. SCR de Régimen Simplificado	Spain	100.00%	0.00%	100.00%	100.00%	VENTURE CAPITAL COMPANY
W.N.P.H. Gestão e Investimentos Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	PORTFOLIO MANAGEMENT
Wallcesa, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	SECURITIES INVESTMENT
Wandylaw Holdings Ltd	United Kingdom	0.00%	100.00%	100.00%	—	HOLDING COMPANY
Wandylaw Wind Farm Ltd	United Kingdom	0.00%	100.00%	100.00%	—	ELECTRICITY PRODUCTION
Waypoint Insurance Group, Inc.	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Webcasas, S.A.	Brazil	0.00%	84.99%	100.00%	—	INTERNET
Whitewick Limited	Jersey	0.00%	100.00%	100.00%	100.00%	INACTIVE
WIM Servicios Corporativos, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	ADVISORY SERVICES

(a)	Companies over which effective control is exercised.
(b)	Company in liquidation at December 31, 2013.
(c)	Pursuant to Article 3 of Royal Decree 1159/2010, of September 17, approving the rules for the preparation of consolidated financial statements, in order to determine voting power, the voting power relating to subsidiaries or to other persons acting in their own name but on behalf of Group companies was added to the voting power directly held by the Parent. For these purposes, the number of votes corresponding to the Parent in relation to companies over which it exercises indirect control is the number corresponding to each subsidiary holding a direct ownership interest in such companies.
(d)	See note 2.b.i.
(e)	Company resident in the UK for tax purposes.
(1)	The preference share issuer companies are detailed in Appendix III, together with other relevant information.

Exhibit II

Companies in which Santander Group has ownership interests of more than 5% (c), associates of Santander Group and jointly controlled entities

		% of ownership held by the Bank		% of voting power (b)
Company	Location	Direct	Indirect	2013	2012	Line of business	Type of company
26 Rue Villiot S.A.S.	France	0.00%	35.00%	50.00%	50.00%	PROPERTY	Jointly controlled entity
3E1 Sp. z o.o	Poland	0.00%	12.26%	21.60%	—	ELECTRICITY PRODUCTION	—
Administrador Financiero de Transantiago S.A.	Chile	0.00%	13.40%	20.00%	20.00%	COLLECTION AND PAYMENT SERVICES	Associate
Aegón Santander Generales Seguros y Reaseguros, S.A.	Spain	0.00%	49.00%	49.00%	100.00%	INSURANCE	Jointly controlled entity
Aegón Santander Vida Seguros y Reaseguros, S.A.	Spain	0.00%	49.00%	49.00%	100.00%	INSURANCE	Jointly controlled entity
Affirmative Insurance Holdings Inc. (consolidado)	United States	0.00%	5.03%	0.00%	0.00%	INSURANCE	—
Affirmative Investment LLC	United States	0.00%	5.03%	4.99%	4.99%	HOLDING COMPANY	—
Agres, Agrupación Restauradores, S.L.	Spain	0.00%	43.00%	43.00%	43.01%	RESTAURANTS	Associate
Aguas de Fuensanta, S.A.	Spain	36.78%	0.00%	36.78%	42.21%	FOOD	Associate
Alcover AG	Switzerland	27.91%	0.00%	27.91%	27.91%	INSURANCE	—
Allfunds Bank, S.A.	Spain	50.00%	0.00%	50.00%	50.00%	BANKING	Jointly controlled entity
Allfunds International S.A.	Luxembourg	0.00%	50.00%	50.00%	50.00%	FINANCIAL SERVICES	Jointly controlled entity
Allfunds International Schweiz AG	Switzerland	0.00%	50.00%	50.00%	50.00%	SERVICES	Jointly controlled entity
Allfunds Nominee Limited	United Kingdom	0.00%	50.00%	50.00%	50.00%	HOLDING COMPANY	Jointly controlled entity
Anekis, S.A.	Spain	24.75%	24.75%	49.50%	49.50%	ADVERTISING	Associate
Aquajerez, S.L.	Spain	0.00%	49.00%	49.00%	—	WATER SUPPLY	Associate
Arena Communications Network, S.L.	Spain	20.00%	0.00%	20.00%	20.00%	ADVERTISING	Associate
Attijari Factoring Maroc, S.A.	Morocco	0.00%	28.95%	28.95%	28.99%	FACTORING	Associate
Attijariwafa Bank Société Anonyme (consolidado)	Morocco	0.00%	5.26%	5.26%	5.32%	BANKING	—
Autopistas del Sol S.A.	Argentina	0.00%	7.14%	7.14%	14.17%	MOTORWAY CONCESSIONS	—
Aviva Powszechne Towarzystwo Emerytalne Aviva BZ WBK S.A.	Poland	0.00%	7.00%	10.00%	10.00%	PENSION FUND MANAGEMENT COMPANY	—
Aviva Towarzystwo Ubezpieczeń na Życie S.A.	Poland	0.00%	7.00%	10.00%	10.00%	INSURANCE	—
Banco Caixa Geral Totta de Angola, S.A.	Angola	0.00%	24.94%	24.99%	24.99%	BANKING	Associate

		% of ownership held by the Bank		% of voting power (b)
Company	Location	Direct	Indirect	2013	2012	Line of business	Type of company
Banco Internacional da Guiné-Bissau, S.A. (a)	Guinea Bissau	0.00%	48.90%	49.00%	49.00%	BANKING	—
Bank of Beijing Consumer Finance Company	China	0.00%	20.00%	20.00%	—	FINANCE	Associate
Benim - Sociedade Imobiliária, S.A. (consolidado)	Portugal	0.00%	25.76%	25.81%	25.81%	PROPERTY	Associate
BW Guirapá I S.A.	Brazil	0.00%	30.53%	40.57%	—	HOLDING COMPANY	Associate
Cantabria Capital, SGECR, S.A.	Spain	50.00%	0.00%	50.00%	50.00%	VENTURE CAPITAL MANAGEMENT COMPANY	Associate
Carnes Estellés, S.A. (a)	Spain	21.41%	0.00%	21.41%	21.41%	FOOD	Associate
Cartera del Norte, S.A.	Spain	36.10%	0.00%	36.10%	36.10%	FINANCE	Associate
CCPT - ComprarCasa, Rede Serviços Imobiliários, S.A.	Portugal	0.00%	47.56%	47.56%	47.56%	PROPERTY SERVICES	Jointly controlled entity
Central Eólica Angical S.A.	Brazil	0.00%	30.53%	40.57%	—	ELECTRICITY PRODUCTION	Associate
Central Eólica Caititu S.A.	Brazil	0.00%	30.53%	40.57%	—	ELECTRICITY PRODUCTION	Associate
Central Eólica Coqueirinho S.A.	Brazil	0.00%	30.53%	40.57%	—	ELECTRICITY PRODUCTION	Associate
Central Eólica Corrupião S.A.	Brazil	0.00%	30.53%	40.57%	—	ELECTRICITY PRODUCTION	Associate
Central Eólica Inhambu S.A.	Brazil	0.00%	30.53%	40.57%	—	ELECTRICITY PRODUCTION	Associate
Central Eólica Tamanduá Mirim S.A.	Brazil	0.00%	30.53%	40.57%	—	ELECTRICITY PRODUCTION	Associate
Central Eólica Teiu S.A.	Brazil	0.00%	30.53%	40.57%	—	ELECTRICITY PRODUCTION	Associate
Centro de Compensación Automatizado S.A.	Chile	0.00%	22.34%	33.33%	33.33%	COLLECTION AND PAYMENT SERVICES	Associate
Centro para el Desarrollo, Investigación y Aplicación de Nuevas Tecnologías, S.A.	Spain	0.00%	49.00%	49.00%	49.00%	TECHNOLOGY	Associate
Comder Contraparte Central S.A	Chile	0.00%	7.43%	11.09%	—	FINANCIAL SERVICES	Associate
Companhia de Arrendamento Mercantil RCI Brasil	Brazil	0.00%	30.02%	39.89%	39.90%	LEASING	Jointly controlled entity
Companhia de Crédito, Financiamento e Investimento RCI Brasil	Brazil	0.00%	30.02%	39.90%	39.90%	FINANCE	Jointly controlled entity
Companhia Promotora UCI	Brazil	0.00%	25.00%	25.00%	25.00%	FINANCIAL SERVICES	Jointly controlled entity
Compañía Española de Seguros de Crédito a la Exportación, S.A., Compañía de Seguros y Reaseguros (consolidado)	Spain	20.53%	0.55%	21.08%	21.08%	CREDIT INSURANCE	—
Comprarcasa Servicios Inmobiliarios, S.A.	Spain	0.00%	50.00%	50.00%	47.50%	PROPERTY SERVICES	Jointly controlled entity
Dirgenfin, S.L.	Spain	0.00%	50.00%	50.00%	40.00%	REAL ESTATE DEVELOPMENT	Jointly controlled entity
Ecosistema Virtual para la Promoción del Comercio, S.L.	Spain	33.33%	0.00%	33.33%	—	SERVICES	Associate
Eko Energy Sp. z o.o	Poland	0.00%	12.49%	22.00%	—	ELECTRICITY PRODUCTION	—
Elincasiol S.L. (consolidado)	Spain	0.00%	46.19%	46.19%	—	ELECTRICITY PRODUCTION	Jointly controlled entity
Energía Eólica de México, S.A. de C.V. (consolidado)	Mexico	0.00%	50.00%	50.00%	100.00%	HOLDING COMPANY	Jointly controlled entity
Energía Renovable del Istmo, S.A. de C.V.	Mexico	0.00%	50.00%	50.00%	—	ELECTRICITY PRODUCTION	Jointly controlled entity
Enerstar Villena, S.A.	Spain	0.00%	42.20%	42.20%	—	ELECTRICITY PRODUCTION	Jointly controlled entity
Farma Wiatrowa Jablowo Sp. z o.o	Poland	0.00%	12.26%	21.60%	—	ELECTRICITY PRODUCTION	—
FC2Egestión, S.L.	Spain	0.00%	50.00%	50.00%	50.00%	ENVIRONMENTAL MANAGEMENT	Jointly controlled entity
Federal Home Loan Bank of Pittsburgh	United States	0.00%	15.23%	15.23%	21.01%	BANKING	—

		% of ownership held by the Bank		% of voting power (b)
Company	Location	Direct	Indirect	2013	2012	Line of business	Type of company
Federal Reserve Bank of Boston	United States	0.00%	28.38%	28.38%	40.18%	BANKING	—
Fondo de Titulización de Activos UCI 11	Spain	—	(d)	—	—	SECURITIZATION	Jointly controlled entity
Fondo de Titulización de Activos UCI 14	Spain	—	(d)	—	—	SECURITIZATION	Jointly controlled entity
Fondo de Titulización de Activos UCI 15	Spain	—	(d)	—	—	SECURITIZATION	Jointly controlled entity
Fondo de Titulización de Activos UCI 16	Spain	—	(d)	—	—	SECURITIZATION	Jointly controlled entity
Fondo de Titulización de Activos UCI 17	Spain	—	(d)	—	—	SECURITIZATION	Jointly controlled entity
Fondo de Titulización de Activos UCI 18	Spain	—	(d)	—	—	SECURITIZATION	Jointly controlled entity
Fondo de Titulización Hipotecaria UCI 10	Spain	—	(d)	—	—	SECURITIZATION	Jointly controlled entity
Fondo de Titulización Hipotecaria UCI 12	Spain	—	(d)	—	—	SECURITIZATION	Jointly controlled entity
Fortune Auto Finance Co., Ltd	China	0.00%	50.00%	50.00%	—	FINANCE	Jointly controlled entity
Friedrichstrasse, S.L.	Spain	35.00%	0.00%	35.00%	35.00%	PROPERTY	Associate
Gestión Santander, S.A. de C.V., Sociedad Operadora de Sociedades de Inversión, Grupo Financiero Santander México	Mexico	0.00%	50.00%	50.00%	100.00%	FUND MANAGEMENT COMPANY	Jointly controlled entity
Gire S.A.	Argentina	0.00%	57.92%	58.33%	58.33%	COLLECTION AND PAYMENT SERVICES	Associate
Grupo Alimentario de Exclusivas, S.A. (a)	Spain	40.46%	0.00%	40.46%	47.23%	FOOD	Associate
Helican Desarrollo Eólico, S.L.	Spain	0.00%	46.00%	46.00%	46.00%	ELECTRICITY PRODUCTION	Jointly controlled entity
Hidroatlixco, S.A.P.I. DE C.V.	Mexico	0.00%	50.76%	50.76%	—	ELECTRICITY PRODUCTION	Jointly controlled entity
HLC – Centrais de Cogeração, S.A.	Portugal	0.00%	24.46%	24.49%	24.49%	ELECTRICITY PRODUCTION	—
HRE Investment Holdings II-A S.à.r.l.	Luxembourg	0.00%	73.70%	0.00%	0.00%	HOLDING COMPANY	—
HSH Delaware L.P.	United States	0.00%	69.19%	0.00%	0.00%	HOLDING COMPANY	—
Hyundai Capital Germany GmbH	Germany	0.00%	49.99%	49.99%	49.99%	SERVICES	Jointly controlled entity
Hyundai Capital UK Limited	United Kingdom	0.00%	50.01%	50.01%	50.01%	FINANCE	Jointly controlled entity
Ideia Produções e Design Ltda - ME	Brazil	0.00%	59.49%	70.00%	—	SERVICES	Jointly controlled entity
Imperial Holding S.C.A.	Luxembourg	0.00%	36.36%	36.36%	36.36%	SECURITIES INVESTMENT	—
Indice Iberoamericano de Investigación y Conocimiento, A.I.E.	Spain	0.00%	51.00%	51.00%	51.00%	INFORMATION SYSTEM	Jointly controlled entity
Inmo Alemania Gestión de Activos Inmobiliarios, S.A.	Spain	0.00%	20.00%	20.00%	20.00%	HOLDING COMPANY	—
Inversiones ZS América Dos Ltda	Chile	0.00%	49.00%	49.00%	49.00%	SECURITIES AND REAL ESTATE INVESTMENT	Associate
Inversiones ZS América SpA	Chile	0.00%	49.00%	49.00%	49.00%	SECURITIES AND REAL ESTATE INVESTMENT	Associate
Invico S.A.	Poland	0.00%	14.76%	21.09%	12.21%	COMMERCE	—
J.C. Flowers I L.P.	United States	0.00%	10.60%	4.99%	4.99%	HOLDING COMPANY	—
J.C. Flowers II-A L.P.	Canada	0.00%	69.40%	4.43%	4.43%	HOLDING COMPANY	—

		% of ownership held by the Bank		% of voting power (b)
Company	Location	Direct	Indirect	2013	2012	Line of business	Type of company
JC Flowers AIV P L.P.	Canada	0.00%	7.67%	4.99%	4.99%	HOLDING COMPANY	—
JCF BIN II-A	Mauritania	0.00%	69.52%	4.43%	4.43%	HOLDING COMPANY	—
JCF II-A AIV K L.P.	Canada	0.00%	69.52%	0.00%	0.00%	HOLDING COMPANY	—
JCF II-A Special AIV K L.P.	Canada	0.00%	72.29%	4.99%	4.99%	HOLDING COMPANY	—
Jupiter III C.V.	The Netherlands	0.00%	72.75%	4.99%	4.99%	HOLDING COMPANY	—
Jupiter JCF AIV II-A C.V.	The Netherlands	0.00%	69.41%	4.99%	4.99%	HOLDING COMPANY	—
Kassadesign 2005, S.L.	Spain	0.00%	50.00%	50.00%	50.00%	PROPERTY	Jointly controlled entity
Konesticial, S.L.	Spain	0.00%	50.00%	50.00%	—	HOLDING COMPANY	Jointly controlled entity
Krynicki Recykling S.A.	Poland	0.00%	15.62%	22.32%	24.54%	WASTE MANAGEMENT	Associate
Luri 3, S.A.	Spain	10.00%	0.00%	10.00%	10.00%	PROPERTY	Jointly controlled entity
Metrohouse S.A.	Poland	0.00%	14.86%	21.23%	21.23%	PROPERTY	Associate
Metrovacesa, S.A. (consolidado)	Spain	36.82%	0.00%	36.82%	34.87%	PROPERTY	Associate
Nevis Power Limited	United Kingdom	0.00%	50.00%	50.00%	50.00%	ELECTRICITY PRODUCTION	Jointly controlled entity
New PEL S.a.r.l.	Luxembourg	0.00%	7.67%	0.00%	0.00%	HOLDING COMPANY	—
NIB Special Investors IV-A LP	Canada	0.00%	99.70%	4.99%	4.99%	HOLDING COMPANY	—
NIB Special Investors IV-B LP	Canada	0.00%	95.80%	4.99%	4.99%	HOLDING COMPANY	—
Norchem Holdings e Negócios S.A.	Brazil	0.00%	16.37%	29.00%	29.00%	HOLDING COMPANY	Associate
Norchem Participações e Consultoria S.A.	Brazil	0.00%	37.63%	50.00%	50.00%	SECURITIES COMPANY	Jointly controlled entity
Nowotna Farma Wiatrowa Sp. z o.o	Poland	0.00%	12.26%	21.60%	—	ELECTRICITY PRODUCTION	—
NPG Wealth Management S.àr.l (consolidado)	Luxembourg	0.00%	7.63%	0.00%	0.00%	HOLDING COMPANY	—
Olivant Investments Switzerland S.A.	Luxembourg	0.00%	35.18%	35.18%	35.18%	HOLDING COMPANY	Associate
Olivant Limited (consolidado)	Guernsey	0.00%	10.39%	10.39%	10.39%	HOLDING COMPANY	—
Omega Financial Services GmbH	Germany	0.00%	50.00%	50.00%	50.00%	SERVICES	Jointly controlled entity
Operadora de Activos Alfa, S.A. De C.V.	Mexico	0.00%	49.98%	49.98%	49.98%	FINANCE	Associate
Operadora de Activos Beta, S.A. de C.V.	Mexico	0.00%	49.99%	49.99%	49.99%	FINANCE	Associate
Operadora de Tarjetas de Crédito Nexus S.A.	Chile	0.00%	8.65%	12.90%	—	CARDS	Associate
Parque Eólico Dominica, S.A.P.I. de C.V.	Mexico	0.00%	41.07%	41.07%	50.00%	ELECTRICITY PRODUCTION	Jointly controlled entity
Parque Eólico el Mezquite, S.A.P.I. de C.V.	Mexico	0.00%	41.07%	41.07%	50.00%	ELECTRICITY PRODUCTION	Jointly controlled entity
Parque Eólico la Carabina I, S.A.P.I. de C.V.	Mexico	0.00%	41.07%	41.07%	50.00%	ELECTRICITY PRODUCTION	Jointly controlled entity
Parque Eólico la Carabina II, S.A.P.I. de C.V.	Mexico	0.00%	41.07%	41.07%	50.00%	ELECTRICITY PRODUCTION	Jointly controlled entity
Parque Solar Afortunado, S.L.	Spain	98.00%	0.00%	25.00%	25.00%	ELECTRICITY PRODUCTION	Jointly controlled entity
Parque Solar la Robla, S.L.	Spain	95.00%	0.00%	25.00%	25.00%	ELECTRICITY PRODUCTION	—
Parque Solar Páramo, S.L.	Spain	92.00%	0.00%	25.00%	25.00%	ELECTRICITY PRODUCTION	Jointly controlled entity
Parque Solar Saelices, S.L.	Spain	95.00%	0.00%	25.00%	25.00%	ELECTRICITY PRODUCTION	—
Partang, SGPS, S.A.	Portugal	0.00%	48.90%	49.00%	49.00%	HOLDING COMPANY	Associate

		% of ownership held by the Bank		% of voting power (b)
Company	Location	Direct	Indirect	2013	2012	Line of business	Type of company
Persano Energy 2 S.r.l.	Italy	0.00%	20.00%	20.00%	—	ELECTRICITY PRODUCTION	Jointly controlled entity
Persano Energy S.r.l.	Italy	0.00%	20.00%	20.00%	—	ELECTRICITY PRODUCTION	Jointly controlled entity
POLFUND - Fundusz Poręczeń Kredytowych S.A.	Poland	0.00%	35.00%	50.00%	50.00%	MANAGEMENT COMPANY	Associate
Ponte Albanito S.r.l.	Italy	0.00%	30.00%	30.00%	—	ELECTRICITY PRODUCTION	Jointly controlled entity
Prodesur Mediterráneo, S.L.	Spain	0.00%	50.23%	50.23%	50.00%	PROPERTY	Jointly controlled entity
Proinsur Mediterráneo, S.L.	Spain	0.00%	50.00%	50.00%	50.00%	PROPERTY	Jointly controlled entity
PSA Finance PLC	United Kingdom	0.00%	50.00%	50.00%	50.00%	LEASING	Associate
Q 205 Real Estate GmbH	Germany	0.00%	17.50%	17.50%	17.50%	PROPERTY	—
Queenford, S.L.	Spain	0.00%	49.00%	49.00%	49.00%	PROPERTY	Associate
Redbanc S.A.	Chile	0.00%	22.40%	33.43%	33.43%	SERVICES	Associate
Redbanc, S.A.	Uruguay	0.00%	20.00%	20.00%	20.00%	SERVICES	—
Redsys Servicios de Procesamiento, S.L.U.	Spain	16.97%	0.00%	16.97%	16.29%	CARDS	Associate
Retama Real Estate, S.A.	Spain	0.00%	50.00%	50.00%	50.00%	SERVICES	Jointly controlled entity
Rio Alto Gestão de Créditos e Participações, S.A.	Brazil	0.00%	37.63%	50.00%	—	COLLECTION AND PAYMENT SERVICES	—
SAM Brasil Participações Ltda.	Brazil	0.00%	50.00%	50.00%	—	HOLDING COMPANY	Jointly controlled entity
SAM Finance Lux S.à.r.l	Luxembourg	0.00%	50.00%	50.00%	—	MANAGEMENT COMPANY	Jointly controlled entity
SAM Investment Holdings Limited	Jersey	0.00%	50.00%	50.00%	—	HOLDING COMPANY	Jointly controlled entity
SAM Puerto Rico Holdings, Inc.	Puerto Rico	0.00%	50.00%	50.00%	—	HOLDING COMPANY	Jointly controlled entity
Santander Ahorro Inmobiliario 1, S.I.I., S.A.	Spain	30.94%	0.01%	30.95%	28.77%	PROPERTY	Associate
Santander Asset Management Luxembourg, S.A.	Luxembourg	0.00%	50.00%	50.00%	100.00%	FUND MANAGEMENT COMPANY	Jointly controlled entity
Santander Asset Management S.A. Administradora General de Fondos	Chile	0.00%	49.99%	49.99%	100.00%	FUND MANAGEMENT COMPANY	Jointly controlled entity
Santander Asset Management UK Holdings Limited	United Kingdom	0.00%	50.00%	50.00%	100.00%	HOLDING COMPANY	Jointly controlled entity
Santander Asset Management UK Limited	United Kingdom	0.00%	50.00%	50.00%	100.00%	FUND AND PORTFOLIO MANAGER	Jointly controlled entity
Santander Asset Management USA, LLC	United States	0.00%	50.00%	50.00%	—	FUND AND ASSET MANAGEMENT COMPANY	Jointly controlled entity
Santander Asset Management, LLC	Puerto Rico	0.00%	50.00%	50.00%	100.00%	MANAGEMENT COMPANY	Jointly controlled entity
Santander Asset Management, S.A., S.G.I.I.C.	Spain	0.00%	50.00%	50.00%	100.00%	FUND MANAGEMENT COMPANY	Jointly controlled entity
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	0.00%	50.00%	50.00%	100.00%	MANAGEMENT COMPANY	Jointly controlled entity
Santander Brasil Gestão de Recursos Ltda.	Brazil	0.00%	50.00%	50.00%	—	PROPERTY	Jointly controlled entity

		% of ownership held by the Bank		% of voting power (b)
Company	Location	Direct	Indirect	2013	2012	Line of business	Type of company
Santander Consumer USA Inc. (consolidado)	United States	0.00%	64.97%	64.97%	64.97%	FINANCE	Jointly controlled entity
Santander Elavon Merchant Services Entidad de Pago, S.L.	Spain	49.00%	0.00%	49.00%	—	PAYMENT SERVICES	Jointly controlled entity
Santander ISA Managers Limited	United Kingdom	0.00%	50.00%	50.00%	100.00%	FUND AND PORTFOLIO MANAGER	Jointly controlled entity
Santander Pensiones, S.A., E.G.F.P.	Spain	0.00%	50.00%	50.00%	100.00%	PENSION FUND MANAGEMENT COMPANY	Jointly controlled entity
Santander Portfolio Management UK Limited	United Kingdom	0.00%	50.00%	50.00%	100.00%	FINANCE	Jointly controlled entity
Santander Río Asset Management Gerente de Fondos Comunes de Inversión S.A.	Argentina	0.00%	50.00%	50.00%	100.00%	FUND MANAGEMENT COMPANY	Jointly controlled entity
Santander Seguros, S.A.	Uruguay	0.00%	49.00%	49.00%	49.00%	INSURANCE	Associate
Santander Unit Trust Managers UK Limited	United Kingdom	0.00%	50.00%	50.00%	100.00%	FUND AND PORTFOLIO MANAGER	Jointly controlled entity
Saturn Japan II Sub C.V.	The Netherlands	0.00%	69.30%	0.00%	0.00%	HOLDING COMPANY	—
Saturn Japan III Sub C.V.	The Netherlands	0.00%	72.71%	0.00%	0.00%	HOLDING COMPANY	—
Saudi Hollandi Bank (consolidado)	Saudi Arabia	0.00%	11.16%	11.16%	11.16%	BANKING	—
Servicios de Infraestructura de Mercado OTC S.A	Chile	0.00%	7.45%	11.11%	—	SERVICES	Associate
Sociedad de Gestión de Activos Procedentes de la Reestructuración Bancaria, S.A.	Spain	17.28%	0.00%	17.28%	17.15%	FINANCIAL SERVICES	—
Sociedad Interbancaria de Depósitos de Valores S.A.	Chile	0.00%	19.63%	29.29%	29.29%	SECURITIES DEPOSITORY SERVICES	Associate
Sociedad Promotora Bilbao Plaza Financiera, S.A.	Spain	19.04%	14.86%	33.90%	33.90%	ADVISORY SERVICES	—
Solar Energy Capital Europe S.à.r.l. (consolidado)	Luxembourg	0.00%	33.33%	33.33%	33.33%	HOLDING COMPANY	Jointly controlled entity
Tecnologia Bancária S.A.	Brazil	0.00%	17.70%	20.82%	20.82%	ATMs	Associate
Teka Industrial, S.A. (consolidado)	Spain	0.00%	9.42%	9.42%	9.42%	DOMESTIC APPLIANCES	—
The HSH AIV 4 Trust	United States	0.00%	69.19%	4.99%	4.99%	HOLDING COMPANY	—
The JCF HRE AIV II-A Trust (a)	United States	0.00%	73.70%	4.99%	4.99%	HOLDING COMPANY	—
Tonopah Solar Energy Holdings I, LLC	United States	0.00%	26.80%	26.80%	—	HOLDING COMPANY	Associate
Trabajando.com Chile S.A.	Chile	0.00%	33.33%	33.33%	33.33%	SERVICES	Associate
Transbank S.A.	Chile	0.00%	16.75%	25.00%	25.00%	CARDS	Associate
Transolver Finance EFC, S.A.	Spain	0.00%	50.00%	50.00%	50.00%	LEASING	Jointly controlled entity
U.C.I., S.A.	Spain	50.00%	0.00%	50.00%	50.00%	HOLDING COMPANY	Jointly controlled entity
UCI Holding Brasil Ltda	Brazil	0.00%	50.00%	50.00%	50.00%	HOLDING COMPANY	Jointly controlled entity
UCI Mediação de Seguros Unipessoal, Lda.	Portugal	0.00%	50.00%	50.00%	50.00%	INSURANCE BROKER	Jointly controlled entity
Unicre-Instituição Financeira de Crédito, S.A.	Portugal	0.00%	21.45%	21.50%	21.50%	FINANCE	Associate
Unión de Créditos Inmobiliarios, S.A., EFC	Spain	0.00%	50.00%	50.00%	50.00%	MORTGAGE LOAN COMPANY	Jointly controlled entity
Vector Software Factory, S.L. (consolidado)	Spain	0.00%	45.00%	45.00%	45.00%	IT	Associate
Viking Consortium Holdings Limited (consolidado)	United Kingdom	0.00%	24.99%	24.99%	24.99%	HOLDING COMPANY	—
Webmotors S.A.	Brazil	0.00%	59.49%	70.00%	100.00%	SERVICES	Jointly controlled entity

		% of ownership held by the Bank		% of voting power (b)
Company	Location	Direct	Indirect	2013	2012	Line of business	Type of company
Zakłady Przemysłu Jedwabniczego DOLWIS S.A. w upadłości likwidacyjnej (a)	Poland	0.00%	30.80%	44.00%	—	TEXTILE MANUFACTURING	—
Zurich Santander Brasil Seguros e Previdência S.A.	Brazil	0.00%	48.79%	48.79%	49.00%	INSURANCE	Associate
Zurich Santander Brasil Seguros S.A.	Brazil	0.00%	48.79%	48.79%	49.00%	INSURANCE	Associate
Zurich Santander Holding (Spain), S.L.	Spain	0.00%	49.00%	49.00%	49.00%	HOLDING COMPANY	Associate
Zurich Santander Holding Dos (Spain), S.L.	Spain	0.00%	49.00%	49.00%	49.00%	HOLDING COMPANY	Associate
Zurich Santander Insurance América, S.L.	Spain	49.00%	0.00%	49.00%	49.00%	HOLDING COMPANY	Associate
Zurich Santander Seguros Argentina S.A.	Argentina	0.00%	49.00%	49.00%	49.00%	INSURANCE	Associate
Zurich Santander Seguros de Vida Chile S.A.	Chile	0.00%	49.00%	49.00%	49.00%	INSURANCE	Associate
Zurich Santander Seguros Generales Chile S.A.	Chile	0.00%	49.00%	49.00%	49.00%	INSURANCE	Associate
Zurich Santander Seguros México, S.A.	Mexico	0.00%	49.00%	49.00%	49.00%	INSURANCE	Associate

(a)	Company in liquidation at December 31, 2013.
(b)	Pursuant to Article 3 of Royal Decree 1159/2010, of September 17, approving the rules for the preparation of consolidated financial statements, in order to determine voting power, the voting power relating to subsidiaries or to other persons acting in their own name but on behalf of Group companies was added to the voting power directly held by the Parent. For these purposes, the number of votes corresponding to the Parent in relation to companies over which it exercises indirect control is the number corresponding to each subsidiary holding a direct ownership interest in such companies.
(c)	Excluding the Group companies listed in Appendix I and those of negligible interest with respect to the fair presentation that the consolidated financial statements must express (pursuant to Article 48 of the Spanish Commercial Code and Article 260 of the Spanish Limited Liability Companies Law.
(d)	Companies over which the non-subsidiary investee of the Group maintains effective control is exercised.

Exhibit III

Preference share issuer subsidiaries

		% of ownership held by the Bank
Company	Location	Direct	Indirect	Line of business
Banesto Holdings, Ltd. (a)	Guernsey	99.99%	0.00%	INACTIVE
Emisora Santander España, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	FINANCE
Santander Emisora 150, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	FINANCE
Santander Finance Capital, S.A., Sole-Shareholder Company	Spain	100.00%	0.00%	FINANCE
Santander Finance Preferred, S.A., Sole-Shareholder Company	Spain	100.00%	0.00%	FINANCE
Santander International Preferred, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	FINANCE
Sovereign Real Estate Investment Trust	United States	0.00%	100.00%	FINANCE
Totta & Açores Financing, Limited	Cayman Islands	0.00%	99.79%	FINANCE

(a)	Company in liquidation at December 31, 2013.

Exhibit IV

Notifications of acquisitions and disposals of investments in 2013

(Article 155 of the Spanish Limited Liability Companies Law and Article 53 of Securities Market Law 24/1998).

On May 7, 2013, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in OBRASCON HUARTE LAIN, S.A. had exceeded 3% on April 26, 2013.

On May 7, 2013, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in OBRASCON HUARTE LAIN, S.A. had fallen below 3% on May 3, 2013.

On May 9, 2013, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in METROVACESA, S.A. had fallen below 30% on May 3, 2013. (The reason for the notification was the change from indirect to direct ownership of the shares of METROVACESA, S.A held by BANESTO as a result of the merger by absorption of BANESTO into BANCO SANTANDER.)

On May 16, 2013, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in OBRASCON HUARTE LAIN, S.A. had exceeded 3% on May 8, 2013.

On May 16, 2013, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in OBRASCON HUARTE LAIN, S.A. had fallen below 3% on May 13, 2013.

On May 21, 2013, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in METROVACESA, S.A. had exceeded 35% on May 16, 2013.

On December 16, 2013, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in BOLSAS Y MERCADOS ESPAÑOLES, SDAD HOLDING DE MDOS Y SMAS FIN., S.A. had exceeded 3% on December 6, 2013.

On December 18, 2013, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in BOLSAS Y MERCADOS ESPAÑOLES, SDAD HOLDING DE MDOS Y SMAS FIN., S.A. had fallen below 3% on December 16, 2013.

Exhibit V

Other information on the Group’s banks

A)	Following is certain information on the share capital of the Group’s main banks based on their total assets.

1.	Santander UK plc

a) Number of financial equity instruments held by the Group

The Group holds ordinary shares amounting to GBP 3,105,176,886.60 through Banco Santander, S.A. (24,117,268,865 shares with a par value of GBP 0.10 each), Cántabro Catalana de Inversiones, S.A. (1 share with a par value of GBP 0.10) and Santusa Holding, S.L. (6,934,500,000 shares with a par value of GBP 0.10 each).

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

In addition, on June 9, 1997, Santander UK plc also issued subordinated bonds, for a total of GBP 125 million, which are convertible into non-cumulative preference shares with a par value of GBP 1 each. At the discretion of the issuer, the exchange may be performed on any interest payment date, provided that holders receive between 30 and 60 days’ notice. The Group holds 100,487,938 securities through Santander Financial Exchanges Limited.

On April 28, 2010, Santander UK plc issued 300 million preference shares with a par value of GBP 1 each to replace, pursuant to current legislation, a previous issue launched by Alliance & Leicester Limited under the same terms and conditions. As part of this new issue, the Group holds 107.3 million shares through Banco Santander, S.A. and 155.7 million shares through Santander Financial Exchanges Limited.

b) Capital increases in progress

No approved capital increases are in progress.

c) Repurchases of share capital authorized by the shareholders at the general meeting

The shareholders at the annual general meeting held on April 24, 2013 resolved to unconditionally authorize the company to carry out the following repurchases of share capital.

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

The authorization will expire at the date of the next annual general meeting of the company unless it is renewed, amended or revoked by the company. However, prior to such expiry, the company may enter into an agreement on the repurchase of its 8.625% yield preference shares even if the purchase is finalized after this authorization expires.

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

The authorization will expire at the date of the company’s next annual general meeting unless it is renewed, amended or revoked by the company. However, prior to such expiry, the company may enter into an agreement on the repurchase of its 10.375% yield preference shares even if the purchase is finalized after this authorization expires.

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

The authorization will expire at the date of the company’s next annual general meeting unless it is renewed, amended or revoked by the company. However, prior to such expiry, the company may enter into an agreement on the repurchase of its redeemable fixed/floating rate series A non-cumulative preference shares even if the purchase is finalized after this authorization expires.

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

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

Not applicable.

2.	Abbey National Treasury Services plc

a) Number of financial equity instruments held by the Group

The Group holds ordinary shares amounting to GBP 2,549,000,000 through Santander UK plc (2,584,999,999 shares with a par value of GBP 1 each) and Abbey National Nominees Limited (1 share with a par value of GBP 1).

The Group also holds 1,000 tracker shares (shares without voting rights but with preferential dividend rights) amounting to GBP 1,000 and 1,000 B tracker shares amounting to GBP 1,000 through Santander UK plc, both with a par value of GBP 1 each.

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

Not applicable.

g) Quoted equity instruments

Not applicable.

3.	Banco Santander (Brasil) S.A.

a) Number of equity instruments held by the Group

The Group holds 161,084,696,502 ordinary shares and 137,645,883,715 preference shares through Banco Santander S.A. and its subsidiaries Sterrebeeck B.V., Grupo Empresarial Santander, S.L. and Santander Insurance Holding, S.L.

The shares composing the share capital of Banco Santander (Brasil) S.A. have no par value and there are no capital payments payable. At 2013 year-end the bank’s treasury shares consisted of 1,021,459,175 ordinary shares and 928,599,250 preference shares, with a total of 1,950,058,425 shares.

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

4.	Santander Bank, National Association

a) Number of financial equity instruments held by the Group

At December 31, 2013, the Group held 520,307,043 ordinary shares which carry the same voting and dividend acquisition rights on Santander Holdings USA, Inc. This holding company and Independence Community Bank Corp. hold 1,237 ordinary shares with a par value of USD 1 each and the same voting rights, representing the entire share capital of Santander Bank, National Association.

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

g) Quoted equity instruments

Class C preference shares are listed on the New York Stock Exchange (NYSE).

5.	Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México

a) Number of equity instruments held by the Group

The Group holds a 75% ownership interest in the subsidiary in Mexico through the holding company Grupo Financiero Santander México, S.A. B de C.V. This holding company and Santander Global Facilities, S.A. de C.V. (México) held 80,848,258,165 ordinary shares representing 99.99% of the share capital of Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México at December 31, 2013.

b) Capital increases in progress

At December 31, 2013 there were no approved capital increases in progress.

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

d) Rights on founder’s shares, bonds or debt issues, convertible debentures and similar securities or rights

(i) At the board of directors meeting held on October 17, 2013 the directors ratified the limits approved at the board meeting held on October 26, 2011 relating to the issue of senior or subordinated debt for a maximum term of 15 years. They also approved including debt instruments that qualify as capital under current legislation and resolved that such issue may be instrumented individually or through various issue programs. On December 13, 2013, the shareholders at the general meeting approved that the Bank, pursuant to such limits, issue capitalization instruments qualifying as Tier 2 capital amounting to approximately USD 1,000,000.

On December 19, 2013, Banco Santander (Mexico) issued a total of USD 1,300,000,000 in subordinated notes that meet the capital requirements established by Basel III for Tier 2 capital at a rate of 6.125% and maturing in 2023. The Parent of Santander México, Banco Santander, S.A. Spain, resolved to purchase USD 975,000,000, i.e. 75% of the total amount of the notes.

These notes were offered through a private placement to qualified institutional buyers only in accordance with Rule 144A under the US Securities Act of 1933 and subsequent amendments thereto. Outside the US, they were offered in accordance with Regulation S of the Securities Act.

The issue was approved with a view to increasing the efficiency of the Bank’s capital structure, adapting the Bank’s profile with regard to capitalization to that of its competitors and obtaining a greater performance of capital with the same strength of capital and capacity for growth of risk-weighted assets.

(ii) The shareholders at the general meeting held on May 14, 2012 ratified the resolution adopted by the shareholders at the extraordinary general meeting held on March 17, 2009, which approved the arrangement of a collective loan from the shareholders for USD 1,000,000,000 through the placement of unsecured subordinated non-preference debentures not convertible into shares. This issue had not yet been launched at the reporting date.

(iii) At the board of directors meeting held on January 27, 2011 the directors approved the general terms and conditions for the issue of senior debt in international markets. This issue of USD 500 and USD 1,000 million at a five to ten year term was authorized on October 18, 2012. The issue was approved in order to obtain resources to finance the increase of business assets and the management of the Bank’s liquidity. As a result of these resolutions adopted by the board of directors, on November 9, 2012, debt amounting to USD 1,000 million was issued.

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

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

The company does not have any equity instruments quoted on a stock exchange.

6.	Banco Santander Totta, S.A.

a) Number of equity instruments held by the Group

The Group holds 656,112,362 ordinary shares through its subsidiaries: Santander Totta, SGPS, S.A. with 641,269,620 shares, Taxagest Sociedade Gestora de Participações Sociais, S.A. with 14,593,315 shares, and Banco Santander Totta, S.A. with 249,427 treasury shares, all of which have a par value of EUR 1 each and identical voting and dividend rights and are subscribed and paid in full.

b) Capital increases in progress

No approved capital increases are in progress.

c) Capital authorized by the shareholders at the general meeting

Not applicable.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

At December 31, 2013, no securities with these characteristics had been issued.

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

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

The shares of Banco Santander Totta, S.A. are not listed.

7.	Santander Consumer Bank AG

a) Number of financial equity instruments held by the Group

At December 31, 2013, through Santander Consumer Holding GmbH, the Group held 30,002 ordinary shares with a par value of EUR 1,000 each, all of which carry the same voting rights.

b) Capital increases in progress

At December 20, 2013, by means of a decision by the sole shareholder, Santander Consumer Finance, S. A., a capital increase was approved at Santander Consumer Holding Gmbh for EUR 3,660,000,000, thereby improving the capital ratios of the holding company of Santander Consumer Bank AG.

c) Capital authorized by the shareholders at the general meeting

Not applicable.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

Not applicable.

e) Specific circumstances that restrict the availability of reserves

Not applicable.

f) Entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

Not applicable.

8.	Banco Santander- Chile

a) Number of equity instruments held by the Group

The Group holds a 67% ownership interest in its subsidiary in Chile corresponding to 126,593,017,845 ordinary shares of Banco Santander – Chile through its subsidiaries: Santander Chile Holding S.A. with 66,822,519,695 ordinary shares, Teatinos Siglo XXI Inversiones Limitada, now known as Teatinos Siglo XXI Inversiones S. A., with 59,770,481,573 ordinary shares and Santander Inversiones Limitada with 16,577 fully subscribed and paid ordinary shares that carry the same voting and dividend rights.

b) Capital increases in progress

No approved capital increases are in progress.

c) Capital authorized by the shareholders at the general meeting

Share capital at December 31, 2013 amounted to CLP 891,302,881,691.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

At December 31, 2013, no securities with these characteristics had been issued.

e) Specific circumstances that restrict the availability of reserves

Remittances to foreign investors in relation to investments made under the Statute of Foreign Investment (Decree-Law 600/1974) and the amendments thereto require the prior authorization of the foreign investment committee.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

All the shares are listed on the Chilean Stock Exchanges and, through American Depositary Receipts (ADRs), on the New York Stock Exchange (NYSE).

9.	Banco Zachodni WBK S.A.

a) Number of financial equity instruments held by the Group

At December 31, 2013, Banco Santander, S.A. held 65,481,563 ordinary shares with a par value of PLN 10 each, all of which carry the same voting rights.

b) Capital increases in progress

There were no capital increases in progress at the end of 2013. On July 30, 2012, the shareholders at the extraordinary general meeting approved the merger with Kredyt Bank S.A., thereby resolving to increase the share capital by PLN 189,074,580 (the increase was made effective January 4, 2013).

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

f) Entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

All the shares of Bank Zachodni WBK, S.A. are listed on the Warsaw stock exchange.

B)	The restrictions on the ability to access or use the assets and also to settle the Group’s liabilities, as required under paragraph 13 of IFRS 12, are described below.

In certain jurisdictions, restrictions have been established on the distribution of dividends on the basis of the new, much more stringent capital adequacy regulations. However, there is currently no evidence of any practical or legal impediment to the transfer of funds by Group subsidiaries to the Parent in the form of dividends, loans, advances, repatriation of capital or any other means.

Exhibit VI

(Millions of Euros)	Year end December 31,
	2013		2012		2011		2010		2009
IFRS:	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits
FIXED CHARGES:
Fixed charges and preferred stock dividends	25,162	10,499	28,466	11,903	29,624	12,590	23,197	9,476	26,392	10,540
Preferred dividends	112	112	132	132	99	99	61	61	92	92
Fixed charges	25,050	10,387	28,334	11,771	29,525	12,491	23,136	9,415	26,300	10,448

EARNINGS:
Income from continuing operations before taxes and extraordinary items	7,652	7,652	3,583	3,583	7,858	7,858	12,010	12,010	10,633	10,633
Less: Earnings from associated companies	197	197	427	427	57	57	17	17	(6)	(6)
Fixed charges	25,050	10,387	28,334	11,771	29,525	12,491	23,136	9,415	26,300	10,448

Total earnings	32,505	17,842	31,490	14,927	37,326	20,292	35,129	21,408	36,939	21,087

Ratio of earnings to fixed charges	1.30	1.72	1.11	1.27	1.26	1.62	1.52	2.27	1.40	2.02
Ratio of earnings to combined fixed charges and preferred stock dividends	1.29	1.70	1.11	1.25	1.26	1.61	1.51	2.26	1.40	2.01