Form 20-F
period 2014-12-31
Banco Santander, S.A.
filed 2015-04-29
CIK 891478

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

José G. Cantera

Banco Santander, S.A.

Ciudad Grupo Santander

28660 Boadilla del Monte

Madrid, Spain

Tel: +34 91 289 32 80

Fax: +34 91 257 12 82

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered, pursuant to Section 12(b) of the Act

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing the right to receive one Share of Capital Stock of Banco Santander, S.A., par value euro 0.50 each	New York Stock Exchange
Shares of Capital Stock of Banco Santander, S.A., par value euro 0.50 each	New York Stock Exchange *
Guarantee of Non-cumulative Guaranteed Preferred Stock of Santander Finance Preferred, S.A. Unipersonal, Series 1, 4, 5 and 6	New York Stock Exchange **

*	Banco Santander Shares are not listed for trading, but are only listed in connection with the registration of the American Depositary Shares, pursuant to requirements of the New York Stock Exchange.
**	The guarantee is not listed for trading, but is listed only in connection with the registration of the corresponding Non-cumulative Guaranteed Preferred Stock of Santander Finance Preferred, S.A. Unipersonal (100% owned subsidiary of Banco Santander, S.A.)

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

Large accelerated filer  ☒                Accelerated filer  ☐                Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report. 14,060,585,886 shares

BANCO SANTANDER, S.A.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Accounting Principles

Under Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements in conformity with the International Financial Reporting Standards previously adopted by the European Union (“EU-IFRS”). The Bank of Spain Circular 4/2004 of December 22, 2004 on Public and Confidential Financial Reporting Rules and Formats (“Circular 4/2004”) requires Spanish credit institutions to adapt their accounting systems to the principles derived from the adoption by the European Union of International Financial Reporting Standards. Therefore, Grupo Santander (“the Group” or “Santander”) is required to prepare its consolidated financial statements for the year ended December 31, 2014 in conformity with the EU-IFRS and Bank of Spain’s Circular 4/2004. Differences between EU-IFRS, Bank of Spain’s Circular 4/2004 and International Financial Reporting Standards as issued by the International Accounting Standard Board (IFRS-IASB) are not material. Therefore, we assert that the financial information contained in this annual report on Form 20-F complies with IFRS-IASB.

We have presented our financial information according to the classification format for banks used in Spain. We have not reclassified the line items to comply with Article 9 of Regulation S-X (see note 55 of our consolidated financial statements). Article 9 is a regulation of the US Securities and Exchange Commission that contains presentation requirements for bank holding company financial statements.

Our auditors, Deloitte, S.L., an independent registered public accounting firm, have audited our consolidated financial statements in respect of the three years ended December 31, 2014, 2013 and 2012 in accordance with IFRS-IASB. See page F-1 to our consolidated financial statements for the 2014, 2013 and 2012 report prepared by Deloitte, S.L.

General Information

Our consolidated financial statements are in Euros, which are denoted “euro”, “euros”, “EUR” or “€” throughout this annual report. Also, throughout this annual report, when we refer to:

•	“we”, “us”, “our”, the “Group”, “Grupo Santander” or “Santander”, we mean Banco Santander, S.A. and its subsidiaries, unless the context otherwise requires;

•	“dollars”, “US$” or “$”, we mean United States dollars; and

•	“pounds” or “£”, we mean United Kingdom pounds.

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

When we refer to “loans”, we mean loans, leases, discounted bills and accounts receivable, unless otherwise noted. The loan to value “LTV” ratios disclosed in this report refer to LTV ratios calculated as the ratio of the outstanding amount of the loan to the most recent available appraisal value of the mortgaged asset. Additionally, if a loan is approaching a doubtful status, we update the appraisals which are then used to estimate allowances for loan losses.

When we refer to “non-performing balances”, we mean non-performing loans and contingent liabilities (“NPL”), securities and other assets to collect.

When we refer to “allowances for credit losses”, we mean the specific allowances for credit losses, and unless otherwise noted, the collectively assessed allowance for credit losses and any allowances for country-risk. See “Item 4. Information on the Company—B. Business Overview—Classified Assets—Allowances for Credit Losses and Country-Risk Requirements”.

When we refer to “perimeter effect”, we mean growth or reduction derived from changes in the companies that we consolidate resulting from acquisitions, dispositions or other reasons.

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

You should understand that the following important factors, in addition to those discussed in “Key Information—Risk Factors”, “Operating and Financial Review and Prospects,” “Information on the Company” and elsewhere in this annual report, could affect our future results and could cause those results or other outcomes to differ materially from those anticipated in any forward-looking statement:

Economic and Industry Conditions

•	general economic or industry conditions in Spain, the U.K., the U.S., other European countries, Brazil, other Latin American countries and the other areas in which we have significant business activities or investments;

•	exposure to various types of market risks, principally including interest rate risk, foreign exchange rate risk and equity price risk;

•	a worsening of the economic environment in Spain, the U.K., other European countries, Brazil, other Latin American countries, and the U.S., and an increase of the volatility in the capital markets;

•	the effects of a continued decline in real estate prices, particularly in Spain and the U.K.;

•	monetary and interest rate policies of the European Central Bank and various central banks;

•	inflation or deflation;

•	the effects of non-linear market behavior that cannot be captured by linear statistical models, such as the VaR model we use;

•	changes in competition and pricing environments;

•	the inability to hedge some risks economically;

•	the adequacy of loss reserves;

•	acquisitions or restructurings of businesses that may not perform in accordance with our expectations;

•	changes in demographics, consumer spending, investment or saving habits;

•	potential losses associated with prepayment of our loan and investment portfolio, declines in the value of collateral securing our loan portfolio, and counterparty risk; and

•	changes in competition and pricing environments as a result of the progressive adoption of the internet for conducting financial services and/or other factors.

Political and Governmental Factors

•	political stability in Spain, the U.K., other European countries, Latin America and the U.S.;

•	changes in Spanish, U.K., E.U., Latin American, U.S. or other jurisdictions’ laws, regulations or taxes, including changes in regulatory capital and liquidity requirements; and

•	increased regulation in light of the global financial crisis.

Transaction and Commercial Factors

•	damage to our reputation;

•	our ability to integrate successfully our acquisitions and the challenges inherent in diverting management’s focus and resources from other strategic opportunities and from operational matters while we integrate these acquisitions; and

•	the outcome of our negotiations with business partners and governments.

Operating Factors

•	potential losses associated with an increase in the level of non-performance by counterparties to other types of financial instruments;

•	technical difficulties and/or failure to improve or upgrade our information technology;

•	changes in our ability to access liquidity and funding on acceptable terms, including as a result of changes in our credit spreads or a downgrade in our credit ratings or those of our more significant subsidiaries;

•	our exposure to operational losses (e.g., failed internal or external processes, people and systems);

•	changes in our ability to recruit, retain and develop appropriate senior management and skilled personnel;

•	the occurrence of force majeure, such as natural disasters, that impact our operations or impair the asset quality of our loan portfolio; and

•	the impact of changes in the composition of our balance sheet on future net interest income.

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

In the F-pages of this annual report on Form 20-F, our audited financial statements for the years 2014, 2013 and 2012 are presented. The audited financial statements for 2011 and 2010 are not included in this document, but they can be found in our previous annual reports on Form 20-F. These previous annual reports do not include the effect of the application of IFRIC 21, Levies, described below.

The income statement for the year ended December 31, 2014 reflects the impact of the reconsolidation of Santander Consumer USA Inc. (“SCUSA”) after we gained control of this company in January 2014. Prior to the aforementioned change of control, we accounted for our ownership interest in SCUSA using the equity method (see “Item 4. Information on the Company—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations—Santander Consumer USA”). In addition, the income statement for the year ended December 31, 2013 includes the results from Kredyt Bank S.A. after the merger in early 2013 of the subsidiaries in Poland of Banco Santander, S.A. and KBC Bank NV (Bank Zachodni WBK, S.A. and Kredyt Bank S.A.). Finally, the income statement for the year ended December, 31, 2011 reflects the impact of the consolidation of Bank Zachodni WBK, S.A.

In addition, we decided to apply ahead of the mandatory first-time application date pursuant to the endorsement issued by the European Union, IFRIC 21, Levies, which addresses the accounting for a liability to pay a levy if that liability is within the scope of IAS 37. The retroactive effect of this interpretation means anticipating the recording of contributions to the deposit guarantee fund and changing the accounting for the Financial Services Compensation Scheme levy in the UK. As a result, our profit for 2013, 2012 and 2011 was reduced by €195 million, €12 million and €41 million, respectively, and our profit for 2010 was increased by €32 million (see note 1.b and 1.d.a to our consolidated financial statements).

	Year ended December 31,
	2014	2013	2012	2011	2010
	(in millions of euros, except percentages and per share data)

Interest and similar income	54,656	51,447	58,791	60,618	52,637
Interest expense and similar charges	(25,109)	(25,512)	(28,868)	(30,024)	(23,672)
Interest income / (charges)	29,547	25,935	29,923	30,594	28,965
Income from equity instruments	435	378	423	394	362
Income from companies accounted for using the equity method	243	500	427	57	17
Fee and commission income	12,515	12,473	12,732	12,640	11,559
Fee and commission expense	(2,819)	(2,712)	(2,471)	(2,232)	(1,899)
Gains/losses on financial assets and liabilities (net)	3,974	3,234	3,329	2,838	2,166
Exchange differences (net)	(1,124)	160	(189)	(522)	441
Other operating income	5,214	5,903	6,693	8,050	8,190
Other operating expenses	(5,373)	(6,205)	(6,607)	(8,180)	(8,105)
Total income	42,612	39,666	44,260	43,639	41,696
Administrative expenses	(17,899)	(17,452)	(17,801)	(17,644)	(16,073)
Personnel expenses	(10,242)	(10,069)	(10,306)	(10,305)	(9,296)
Other general administrative expenses	(7,657)	(7,383)	(7,495)	(7,339)	(6,777)
Depreciation and amortization	(2,287)	(2,391)	(2,183)	(2,098)	(1,937)
Provisions (net)	(3,009)	(2,445)	(1,472)	(2,534)	(1,012)
Impairment losses on financial assets (net)	(10,710)	(11,227)	(18,880)	(11,794)	(10,400)
Impairment losses on other assets (net)	(938)	(503)	(508)	(1,517)	(286)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale	3,136	2,152	906	1,846	351
Negative difference of consolidation	17	—	—	—	—
Gains/(losses) on non-current assets held for sale not classified as discontinued operations	(243)	(422)	(757)	(2,109)	(290)
Operating profit/(loss) before tax	10,679	7,378	3,565	7,789	12,049
Income tax	(3,718)	(2,034)	(584)	(1,727)	(2,917)
Profit from continuing operations	6,961	5,344	2,981	6,062	9,132
Profit/(loss) from discontinued operations (net)	(26)	(15)	70	15	35
Consolidated profit for the year	6,935	5,329	3,051	6,077	9,167
Profit attributable to the Parent	5,816	4,175	2,283	5,289	8,244
Profit attributable to non-controlling interest	1,119	1,154	768	788	923

Per share information:
Average number of shares (thousands) (1)	11,858,690	10,836,111	9,766,689	8,892,033	8,686,522
Basic earnings per share (euros)	0.48	0.39	0.23	0.59	0.95
Basic earnings per share continuing operation (euros)	0.48	0.39	0.22	0.59	0.95
Diluted earnings per share (euros)	0.48	0.38	0.23	0.59	0.95
Diluted earnings per share continuing operation (euros)	0.48	0.38	0.22	0.59	0.95
Remuneration paid (euros) (2)	0.60	0.60	0.60	0.60	0.60
Remuneration paid (US$) (2)	0.73	0.83	0.79	0.78	0.80

	Year ended December 31,
	2014	2013	2012	2011	2010
	(in millions of euros, except percentages and per share data)
Total assets	1,266,296	1,115,763	1,269,645	1,251,048	1,216,968
Loans and advances to credit institutions (net) (3)	81,713	74,964	73,900	51,726	79,855
Loans and advances to customers (net) (3)	734,711	668,856	719,112	748,541	722,504
Investment securities (net) (4)	195,164	142,234	152,066	154,015	174,258
Investments: Associates and joint venture	3,471	5,536	4,454	4,155	273

Contingent liabilities	44,078	41,049	45,033	48,042	59,795

Liabilities
Deposits from central banks and credit institutions (5)	155,369	109,397	152,966	143,138	140,112
Customer deposits (5)	647,627	607,837	626,639	632,533	616,376
Debt securities (5)	196,889	175,477	205,969	197,372	192,873

Capitalization
Guaranteed subordinated debt excluding preferred securities and preferred shares (6)	3,276	4,603	5,207	6,619	10,934
Other subordinated debt	6,878	7,483	8,291	10,477	12,189
Preferred securities (6)	6,239	3,652	4,319	5,447	6,917
Preferred shares (6)	739	401	421	449	435
Non-controlling interest (including net income of the period)	8,909	9,314	9,415	6,354	5,860
Stockholders’ equity (7)	80,805	70,328	71,797	74,408	73,625
Total capitalization	106,846	95,781	99,450	103,754	109,960
Stockholders’ equity per average share (7)	6.81	6.49	7.35	8.37	8.48
Stockholders’ equity per share at the year-end (7)	6.42	6.21	6.96	8.69	8.84

Other managed funds
Mutual funds	109,519	93,304	89,176	102,611	113,510
Pension funds	11,481	10,879	10,076	9,645	10,965
Managed portfolio	20,369	20,987	18,889	19,200	20,314
Total other managed funds (8)	141,369	125,170	118,141	131,456	144,789

Consolidated ratios
Profitability ratios:
Net yield (9)	2.69%	2.31%	2.51%	2.72%	2.66%
Return on average total assets (ROA)	0.58%	0.44%	0.24%	0.49%	0.77%
Return on average stockholders’ equity (ROE) (10)	7.75%	5.84%	3.14%	7.33%	11.78%
Capital ratio:
Average stockholders’ equity to average total assets	6.24%	5.89%	5.65%	5.88%	5.85%
Ratio of earnings to fixed charges (11)
Excluding interest on deposits	1.90%	1.69%	1.27%	1.62%	2.28%
Including interest on deposits	1.43%	1.29%	1.11%	1.26%	1.52%

Credit quality data
Loans and advances to customers
Allowances for non-performing balances including country risk and excluding contingent liabilities as a percentage of total gross loans	3.57%	3.59%	3.41%	2.45%	2.63%
Non-performing balances as a percentage of total gross loans (12)	5.30%	5.81%	4.74%	4.07%	3.76%
Allowances for non-performing balances as a percentage of non-performing balances (12)	67.42%	61.76%	72.01%	60.17%	69.99%
Net loan charge-offs as a percentage of total gross loans	1.38%	1.38%	1.36%	1.39%	1.31%
Ratios adding contingent liabilities to loans and advances to customers and excluding country risk (*)
Allowances for non-performing balances (**) as a percentage of total loans and contingent liabilities	3.49%	3.48%	3.29%	2.38%	2.56%
Non-performing balances as a percentage of total loans and contingent liabilities (**) (12)	5.19%	5.64%	4.54%	3.90%	3.54%
Allowances for non-performing balances as a percentage of non-performing balances (**)(12)	67.24%	61.65%	72.41%	61.02%	72.17%
Net loan and contingent liabilities charge-offs as a percentage of total loans and contingent liabilities	1.30%	1.29%	1.28%	1.29%	1.21%

(*)	We disclose these ratios because our credit risk exposure comprises loans and advances to customers as well as contingent liabilities, all of which are subject to impairment and, therefore, allowances are taken in respect thereof.

(**)	Non-performing loans and contingent liabilities, securities and other assets to collect.

(1)	Average number of shares has been calculated on the basis of the weighted average number of shares outstanding in the relevant year, net of treasury stock.
(2)	The shareholders at the annual shareholders’ meeting held on June 19, 2009 approved a new remuneration scheme (scrip dividend), whereby the Bank offered the shareholders the possibility to opt to receive an amount equivalent to the dividends in cash or new shares. The remuneration per share for 2010, 2011, 2012 and 2013 disclosed above, €0.60, is calculated assuming that the four dividends for these years were paid in cash. In 2014, assuming the same criteria, the remuneration per share will be €0.60.
(3)	Equals the sum of the amounts included under the headings “Financial assets held for trading”, “Other financial assets at fair value through profit or loss” and “Loans and receivables” as stated in our consolidated financial statements.
(4)	Equals the amounts included as “Debt instruments” and “Equity instruments” under the headings “Financial assets held for trading”, “Other financial assets at fair value through profit or loss”, “Available-for-sale financial assets” and “Loans and receivables” as stated in our consolidated financial statements.
(5)	Equals the sum of the amounts included under the headings “Financial liabilities held for trading”, “Other financial liabilities at fair value through profit or loss” and “Financial liabilities at amortized cost” included in notes 20, 21 and 22 to our consolidated financial statements.
(6)	In our consolidated financial statements, preferred securities and preferred shares are included under “Subordinated liabilities”.
(7)	Equals the sum of the amounts included at the end of each year as “Own funds” and “Valuation adjustments” as stated in our consolidated financial statements. We have deducted the book value of treasury stock from stockholders’ equity.
(8)	At December 31, 2014 and 2013 we held a 50% ownership interest in Santander Asset Management (“SAM”) and controlled this company jointly with Warburg Pincus and General Atlantic. Funds under “Other managed funds” are mostly managed by SAM.
(9)	Net yield is the total of net interest income (including dividends on equity securities) divided by average earning assets. See “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Assets—Earning Assets—Yield Spread”.
(10)	The Return on average stockholders’ equity ratio is calculated as profit attributable to the Parent divided by average stockholders’ equity.
(11)	For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of pre-tax income from continuing operations before adjustment for income or loss from equity investees plus fixed charges. Fixed charges consist of total interest expense (including or excluding interest on deposits as appropriate) and the interest expense portion of rental expense.
(12)	Non-performing loans reflect Bank of Spain classifications. These classifications differ from the classifications applied by U.S. banks in reporting loans as non-accrual, past due, restructured and potential problem loans. See “Item 4. Information on the Company—B. Business Overview—Classified Assets—Bank of Spain’s Classification Requirements”.

Set forth below is a table showing our allowances for non-performing balances broken down by various categories as disclosed and discussed throughout this annual report on Form 20-F:

	IFRS-IASB
	Year Ended December 31,
	2014	2013	2012	2011	2010
	(in millions of euros)
Allowances refers to:

Allowances for non-performing balances (*) (excluding country risk)	28,046	25,681	26,112	19,531	20,553
Less: Allowances for contingent liabilities and commitments (excluding country risk)	652	688	614	648	1,011

Allowances for balances of loans (excluding country risk):	27,394	24,993	25,497	18,883	19,541

Allowances relating to country risk and other	46	154	98	210	121

Allowances for non-performing balances (excluding contingent liabilities)	27,440	25,147	25,595	19,093	19,662

Of which:

Allowances for loans and receivables:	27,321	24,959	25,467	18,858	19,544

Allowances for customers	27,217	24,903	25,422	18,806	19,502

Allowances for credit institutions and other financial assets	79	37	30	36	17

Allowances for debt instruments	25	19	15	16	25

Allowances for debt Instruments available for sale	119	188	129	235	119

(*)	Non-performing loans and contingent liabilities, securities and other assets to collect.

Exchange Rates

The exchange rates shown below are those published by the European Central Bank (“ECB”), and are based on the daily consultation procedures between central banks within and outside the European System of Central Banks, which normally takes place at 14:15 p.m. CET.

	Rate During Period
Calendar Period	Period End ($)	Average Rate ($)
2010	1.34	1.33
2011	1.29	1.39
2012	1.32	1.28
2013	1.38	1.33
2014	1.21	1.33

	Rate During Period
Last six months	High $	Low $
2014
October	1.28	1.25
November	1.25	1.24
December	1.25	1.21
2015
January	1.20	1.12
February	1.14	1.12
March	1.12	1.06
April (through April 28)	1.09	1.06

On April 28, 2015, the exchange rate for euros and dollars (expressed in dollars per euro), as published by the ECB, was $1.09.

For a discussion of the accounting principles used in translation of foreign currency-denominated assets and liabilities to euros, see note 2 (a) to our consolidated financial statements.

B. Capitalization and indebtedness.

Not Applicable.

C. Reasons for the offer and use of proceeds.

Not Applicable.

D. Risk factors.

1. Macro-Economic and Political Risks

1.1 Because our loan portfolio is concentrated in Continental Europe, the United Kingdom, Latin America and the United States, adverse changes affecting the economies of Continental Europe, the United Kingdom, certain Latin American countries or the United States could adversely affect our financial condition.

Our loan portfolio is concentrated in Continental Europe (in particular, Spain), the United Kingdom, Latin America and the United States. At December 31, 2014, Continental Europe accounted for 37% of our total loan portfolio (Spain accounted for 22% of our total loan portfolio), the United Kingdom (where the loan portfolio consists primarily of residential mortgages) accounted for 34%, Latin America accounted for 20% (of which Brazil represents 10% of our total loan portfolio) and the United States accounted for 9%. Accordingly, the recoverability of these loan portfolios in particular, and our ability to increase the amount of loans outstanding and our results of operations and financial condition in general, are dependent to a significant extent on the level of economic activity in Continental Europe (in particular, Spain), the United Kingdom, Latin America and the United States. A return to recessionary conditions in the economies of Continental Europe (in particular, Spain), the United Kingdom, the Latin American countries in which we operate or the United States, would likely have a significant adverse impact on our loan portfolio and, as a result, on our financial condition, cash flows and results of operations. See “Item 4. Information on the Company—B. Business Overview”.

1.2 We are vulnerable to disruptions and volatility in the global financial markets.

In the past seven years, financial systems worldwide have experienced difficult credit and liquidity conditions and disruptions leading to less liquidity, greater volatility, general widening of spreads and, in some cases, lack of price transparency in interbank lending rates. Global economic conditions deteriorated significantly between 2007 and 2009, and many of the countries in which we operate fell into recession. Although some countries have begun to recover, this recovery may not be sustainable. Many major financial institutions, including some of the world’s largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies experienced, and some continue to experience, significant difficulties. Around the world, there have also been runs on deposits at several financial institutions, numerous institutions have sought additional capital or have been assisted by governments, and many lenders and institutional investors have reduced or ceased providing funding to borrowers (including to other financial institutions).

In particular, we face, among others, the following risks related to the economic downturn:

•	Reduced demand for our products and services.

•	Increased regulation of our industry. Compliance with such regulation will increase our costs and may affect the pricing for our products and services and limit our ability to pursue business opportunities.

•	Inability of our borrowers to timely or fully comply with their existing obligations. Macroeconomic shocks may negatively impact the household income of our retail customers and may adversely affect the recoverability of our retail loans, resulting in increased loan losses.

•	The process we use to estimate losses inherent in our credit exposure requires complex judgments, including forecasts of economic conditions and how these economic conditions might impair the ability of our borrowers to repay their loans. The degree of uncertainty concerning economic conditions may adversely affect the accuracy of our estimates, which may, in turn, impact the reliability of the process and the sufficiency of our loan loss allowances.

•	The value and liquidity of the portfolio of investment securities that we hold may be adversely affected.

•	Any worsening of global economic conditions may delay the recovery of the international financial industry and impact our financial condition and results of operations.

Despite recent improvements in certain segments of the global economy, uncertainty remains concerning the future economic environment. There can be no assurance that economic conditions in these segments will continue to improve or that the global economic condition as a whole will improve significantly. Such economic uncertainty could have a negative impact on our business and results of operations. Investors remain cautious. A slowing or failing of the economic recovery would likely aggravate the adverse effects of these difficult economic and market conditions on us and on others in the financial services industry.

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

1.3 We may suffer adverse effects as a result of economic and sovereign debt tensions in the eurozone.

Our results of operations are materially affected by conditions in the capital markets and the economy generally in the eurozone, which, although improving recently, continue to show signs of fragility and volatility. Interest rate differentials among eurozone countries are affecting government finance and borrowing rates in those economies.

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

The high cost of capital for some European governments impacted the wholesale markets and there was a consequent increase in the cost of retail funding, with greater competition in the savings market. In the absence of a permanent resolution of the eurozone crisis, conditions could deteriorate.

We have direct and indirect exposure to financial and economic conditions throughout the eurozone economies. While concerns relating to sovereign defaults or a partial or complete break-up of the European Monetary Union, including potential accompanying redenomination risks and uncertainties, seemed to have abated during 2014, such concerns have resurfaced to some extent with the election of a new government in Greece in January 2015. A deterioration of the economic and financial environment could have a material adverse impact on the whole financial sector, creating new challenges in sovereign and corporate lending and resulting in significant disruptions in financial activities at both the market and retail levels. This could materially and adversely affect our operating results, financial position and prospects.

1.4 Exposure to sovereign debt could have a material adverse effect on us.

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

1.5 Our growth, asset quality and profitability may be adversely affected by volatile macroeconomic and political conditions.

The economies of some of the countries where we operate, particularly in Latin America, have experienced significant volatility in recent decades, characterized, in some cases, by slow or regressive growth, declining investment and hyperinflation. This volatility resulted in fluctuations in the levels of deposits and in the relative economic strength of various segments of the economies to which we lend. Negative and fluctuating economic conditions, such as slowing or negative growth and a changing interest rate environment, impact our profitability by causing lending margins to decrease and credit quality to decline and leading to decreased demand for higher margin products and services. For instance, Brazil’s present high rate of inflation, compounded by high and increasing interest rates, declining consumer spending and increasing unemployment, may have a material adverse impact on the Brazilian economy as a whole as well as on our financial condition and earnings in Brazil, which represented 20% of profit attributed to the Parent bank’s total operating areas in 2014 and 10% of our total loans as of December 31, 2014. In addition, our business in Brazil may be adversely affected by evolving issues of corruption and related political instability.

Negative and fluctuating economic conditions in the countries in which we operate, such as those that certain Latin American and European countries have experienced recently, could also result in government defaults on public debt. This could affect us in two ways: directly, through portfolio losses, and indirectly, through instabilities that a default in public debt could cause to the banking system as a whole, particularly since commercial banks’ exposure to government debt is high in these regions or countries.

In addition, our revenues are subject to risk of loss from unfavorable political and diplomatic developments, social instability, and changes in governmental policies, including expropriation, nationalization, international ownership legislation, interest-rate caps and tax policies.

Our growth, asset quality and profitability may be adversely affected by volatile macroeconomic and political conditions.

2. Risks Relating to Our Business

2.1 Legal, Regulatory and Compliance Risks

2.1.1 We are exposed to risk of loss from legal and regulatory proceedings.

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

We are from time to time subject to certain claims and parties to certain legal proceedings incidental to the normal course of our business, including in connection with conflicts of interest, lending activities, relationships with our employees and other commercial or tax matters. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in the early stages of discovery, we cannot state with confidence what the eventual outcome of these pending matters will be or what the eventual loss, fines or penalties related to each pending matter may be. We believe that we have made adequate reserves related to the costs anticipated to be incurred in connection with these various claims and legal proceedings—see note 25 of our consolidated financial statements-. However, the amount of these provisions is substantially less than the total amount of the claims asserted against us and in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us. As a result, the outcome of a particular matter may be material to our operating results for a particular period, depending upon, among other factors, the size of the loss or liability imposed and our level of income for that period.

2.1.2 We are subject to substantial regulation which could adversely affect our business and operations.

As a financial institution, we are subject to extensive regulation, which materially affects our businesses. The statutes, regulations and policies to which we are subject may be changed at any time. In addition, the interpretation and the application by regulators of the laws and regulations to which we are subject may also change from time to time. Extensive legislation affecting the financial services industry has recently been adopted in regions that directly or indirectly affect our business, including Spain, the United States, the European Union, Latin America and other jurisdictions, and regulations are in the process of being implemented. The manner in which those laws and related regulations are applied to the operations of financial institutions is still evolving. Moreover, to the extent these recently adopted regulations are implemented inconsistently in the various jurisdictions in which we operate, we may face higher compliance costs. Any legislative or regulatory actions and any required changes to our business operations resulting from such legislation and regulations could result in significant loss of revenue, limit our ability to pursue business opportunities in which we might otherwise consider engaging and provide certain products and services, affect the value of assets that we hold, require us to increase our prices and therefore reduce demand for our products, impose additional compliance and other costs on us or otherwise adversely affect our businesses. Accordingly, there can be no assurance that future changes in regulations or in their interpretation or application will not adversely affect us.

The regulations which most significantly affect the Bank, or which could most significantly affect the Bank in the future, relate to capital requirements, liquidity and funding, development of a fiscal and banking union in the European Union and regulatory reforms in the United States, and are discussed in further detail below.

Capital requirements, liquidity, funding and structural reform

Increasingly onerous capital requirements constitute one of the Bank’s main regulatory challenges. Increasing capital requirements may adversely affect the Bank’s profitability and create regulatory risk associated with the possibility of failure to maintain required capital levels. As a Spanish financial institution, the Bank is subject to Capital Requirements Directive (“CRD IV”), through which the European Union began implementing the Basel III capital reforms from January 1, 2014, with certain requirements in the process of being phased in until January 1, 2019. The core regulation in the solvency of credit entities is, therefore, the Capital Requirements Regulation (“CRR”), which is complemented by several binding technical standards, all of which are directly applicable in all EU member states, without the need for national implementation measures. The implementation of the CRD IV Directive into Spanish law has largely taken place through Royal Decree Law 14/2013 and Law 10/2014, and a new Bank of Spain Circular 2/2014. Notwithstanding this, further regulatory developments in this area remain pending as at the date of this report.

The new regulatory regime has, among other things, increased the level of capital required by means of a “combined buffer requirement” that entities must comply with from 2016 onwards. Article 104 of the CRD IV Directive, as implemented by Article 68 of Law 10/2014, and similarly Article 16 of Council Regulation (EU) No 1024/2013 of October 15, 2013 conferring specific tasks on the European Central Bank (the “ECB”) concerning policies relating to the prudential supervision of credit institutions (the “SSM Regulation”), also contemplate that in addition to the minimum “Pillar 1” capital requirements (including, if applicable, any buffer capital as discussed below), supervisory authorities may impose further “Pillar 2” capital requirements to cover other risks, including those not considered to be fully captured by the minimum “own funds” requirements under CRD IV or to address macro-prudential considerations. This may result in the imposition of additional own funds requirements on the Bank and/or the Group pursuant to this “Pillar 2” framework. Any failure by the Bank and/or the Group to maintain its “Pillar 1” minimum regulatory capital ratios, any “Pillar 2” additional own funds requirements could result in administrative actions or sanctions, which, in turn, may have a material adverse impact on the Group’s results of operations.

The ECB is currently undertaking an assessment of the additional “Pillar 2” capital requirements that may be imposed for each of the European banking institutions now subject to the Single Supervisory Mechanism (the “SSM”). The ECB is required to carry out these assessments under CRD IV at least on an annual basis. There can be no assurance that an additional own funds requirement for the Bank and/or the Group may not be required by the ECB either when it provides its final decision in relation to this initial assessment or at any time in the future. Any additional own funds requirement that may be imposed on the Bank and/or the Group by the ECB pursuant to this initial assessment may require the Bank and/or the Group to hold capital levels similar to, or higher than, those required under the full application of CRD IV. There can also be no assurance that the Group will be able to continue to maintain such capital ratios.

In addition to the above, the EBA published on December 19, 2014 its final guidelines for common procedures and methodologies in respect of its supervisory review and evaluation process (SREP). Included in this were the EBA’s proposed guidelines for a common approach to determining the amount and composition of additional own funds requirements to be implemented by January 1, 2016. Under these guidelines, national supervisors must set a composition requirement for the additional own funds requirements to cover certain specified risks of at least 56% CET1 capital and at least 75% Tier 1 capital. The guidelines also contemplate that national supervisors should not set additional own funds requirements in respect of risks which are already covered by capital buffer requirements and/or additional macro-prudential requirements; and, accordingly, the above “combined buffer requirement” is in addition to the minimum own funds requirement and to the additional own funds requirement. In this regard, according to Law 10/2014, for those entities not meeting the “combined buffer requirement” or the “Pillar 2” capital requirements described above or where a restriction upon “discretionary payments” has been imposed pursuant to Article 68 of Law 10/2014 distributions relating to CET1 capital, variable remuneration or discretionary pension revenues and distributions relating to additional tier 1 capital may be subject to restrictions until the Maximum Distributable Amount has been calculated and communicated to the Bank of Spain (and thereafter subject to such Maximum Distributable Amount). The criteria for the calculation of the Maximum Distributable Amount in respect of any such “discretionary payments” are specified in the Royal Decree 84/2015, of February 13, 2015, which develops Law 10/2014.

At its meeting on January 12, 2014, the oversight body of the Basel Committee endorsed the definition of the leverage ratio set forth in CRD IV, to promote consistent disclosure, starting on January 1, 2015. There will be a mandatory minimum capital requirement as of January 1, 2018, with an initial minimum leverage ratio of 3% that can be raised after calibration, if European authorities so decide.

On November 10, 2014 the Financial Stability Board (the “FSB”) published a consultative document (the “Consultative Document”) containing certain policy proposals to enhance the loss absorbing capacity of global systemically important banks—except for those from emerging countries—(“G-SIBs”), such as the Bank. The policy proposals included in the Consultative Document consist of an elaboration of the principles on loss absorbing and recapitalization capacity of G-SIBs in resolution and a term sheet setting out a proposal for the implementation of these proposals in the form of an internationally agreed standard on total loss absorbing capacity (“TLAC”) for G-SIBs. The consultation period ended on February 2, 2015.

Once finalized, these proposals will form a new minimum TLAC standard for G-SIBs. If implemented as contemplated, the TLAC requirement may create additional minimum capital requirements for the Bank and could require the Bank to maintain an additional minimum TLAC ratio of (i) the Bank’s regulatory capital plus certain types of debt capital instruments and other eligible liabilities that can be written down or converted into equity during resolution to (ii) the Bank’s risk-weighted assets.

The FSB has proposed that a single specific minimum “Pillar 1” TLAC requirement will be set at the greater of (a) 16% to 20% of risk weighted assets and (b) twice the amount of capital required to meet the relevant Basel III Tier 1 leverage ratio requirement (equivalent to the leverage ratio set forth in CRD IV). However, the final proposed TLAC amount has not been agreed within the FSB and is the subject of a quantitative impact study, expected to be completed in 2015. The final requirements are expected to be announced in 2015, most probably at the FSB’s plenary session in November 2015.

Furthermore, the Bank Recovery and Resolution Directive (“BRRD”) requires all banks to maintain a minimum requirement for own funds and eligible liabilities (“MREL”). The purpose of MREL, which is calculated as a percentage of the total liabilities and own funds of an institution, is to ensure that institutions maintain enough capital capable of being written down and/or bailed-in, so as to facilitate resolution.

The TLAC requirements may apply both on a common minimum “Pillar 1” basis and with provision for home and host resolution authorities to be able to specify additional “Pillar 2” TLAC requirements on an individual institution basis. TLAC requirements may further be imposed in addition to the minimum “own funds” requirements under CRD IV and the MREL once the BRRD has been implemented in Spain. Any failure by an institution to meet the applicable minimum “Pillar 1” and “Pillar 2” TLAC requirements may be treated in the same manner as a failure to meet minimum regulatory capital requirements, where resolution authorities must ensure that they intervene and place an institution into resolution sufficiently early if it is deemed to be failing or likely to fail and there is no reasonable prospect of recovery.

The conditions required of TLAC eligible instruments (other than own funds) and those required of eligible liabilities for MREL purposes under the BRRD are different and there can be no assurance that it will be possible for the Bank to issue instruments which simultaneously satisfy both requirements. Markets have not yet been established for such instruments (other than own funds instruments) and there can be no assurance that such markets will develop or that, if they do, the Bank will be able to issue sufficient TLAC and MREL eligible liabilities to meet its requirements. That may limit the quantity of the Bank’s CET1 capital which is available to meet its “combined buffer requirement”.

EU fiscal and banking union

The project of achieving a European banking union was launched in the summer of 2012. Its main goal is to resume progress towards the European single market for financial services by restoring confidence in the European banking sector and ensuring the proper functioning of monetary policy in the eurozone.

The Banking union is expected to be achieved through new harmonized banking rules (the single rulebook) and a new institutional framework with stronger systems for both banking supervision and resolution that will be managed at the European level. Its two main pillars are the Single Supervisory Mechanism (“SSM”) and the Single Resolution Mechanism (“SRM”).

The SSM is expected to assist in making the banking sector more transparent, unified and safer. In accordance with the SSM Regulation, the ECB fully assumed its new supervisory responsibilities within the SSM, in particular direct supervision of the 120 largest European banks (including the Bank), on November 4, 2014. In preparation for this step, between November 2013 and October 2014, the ECB conducted, together with national supervisors, a comprehensive assessment of 130 banks, which together hold more than 80% of eurozone banking assets. The exercise consisted of three elements: (i) a supervisory risk assessment, which assessed the main balance sheet risks including liquidity, funding and leverage; (ii) an asset quality review, which focused on credit and market risks; and (iii) a stress test to examine the need to strengthen capital or take other corrective measures.

The SSM represents a significant change in the approach to bank supervision at a European and global level. The SSM will result in the direct supervision of 120 financial institutions, including the Bank, and indirect supervision of around 3,500 financial institutions. The new supervisor will be one of the largest in the world in terms of assets under supervision. In the coming years, the SSM is expected to work to establish a new supervisory culture importing best practices from the 19 supervisory authorities that will be part of the SSM. Several steps have already been taken in this regard such as the recent publication of the Supervisory Guidelines and the creation of the SSM Framework Regulation. In addition, this new body will represent an extra cost for the financial institutions that will fund it through payment of supervisory fees.

The other main pillar of the EU banking union is the SRM, the main purpose of which is to ensure a prompt and coherent resolution of failing banks in Europe at minimum cost. Regulation (EU) No. 806/2014 of the European Parliament and the Council of the European Union (the “SRM Regulation”), which was passed on July 15, 2014, and takes legal effect from January 1, 2015, establishes uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms in the framework of the SRM and a Single Resolution Fund (“SRF”). Under the intergovernmental agreement (“IGA”) signed by 26 EU member states on May 21, 2014, contributions by banks raised at national level will be transferred to the SRF. The new Single Resolution Board started operating from January 1, 2015 but it will not fully assume its resolution powers until January 1, 2016. From that date onwards the Single Resolution Fund will also be in place, funded by contributions from European banks in accordance with the methodology approved by the Council of the European Union. The Single Resolution Fund is intended to reach a total amount of €55 billion by 2024 and to be used as a separate backstop only after an 8% bail-in of a bank’s liabilities has been applied to cover capital shortfalls (in line with the BRRD).

By allowing for the consistent application of EU banking rules through the SSM, the banking union is expected to help resume momentum towards economic and monetary union. In order to complete such union, a single deposit guarantee scheme is still needed which may require a change to the existing European treaties. This is the subject of continued negotiation by European leaders to ensure further progress is made in European fiscal, economic and political integration.

Regulations adopted towards achieving a banking and/or fiscal union in the EU and decisions adopted by the ECB in its capacity as the Bank’s main supervisory authority may have a material impact on the Bank’s business, financial condition and results of operations. In particular, the BRRD and Directive 2014/49/EU on deposit guarantee schemes were published in the Official Journal of the EU on June 12, 2014. The BRRD was required to be implemented on or before January 1, 2015, although the bail-in tool will not apply until January 1, 2016, except where a bail-out is required during 2015. In this case, a minimum 8% bail-in of a bank’s liabilities (including senior debt and uncovered deposits) will be required as a precondition for access to any direct recapitalization by the European Stability Mechanism (ESM), as agreed by the eurozone members in December 2014.

The process for the implementation of the BRRD in Spain started on December 1, 2014, with the publication of the BRRD Draft Implementation Law for public consultation by the Spanish Ministry of Economy and Competitiveness. On February 27, 2015, the Council of Ministers submitted to Parliament the Draft Law on the Recovery and Resolution of Credit Institutions and Investment Service Companies (“Proyecto de Ley de Recuperación y Resolución de Entidades de Crédito y Empresas de Servicios de Inversión”).

In addition, on January 29, 2014, the European Commission released its proposal on the structural reforms of the European banking sector that will impose new constraints on the structure of European banks. The proposal aims at ensuring the harmonization between the divergent national initiatives in Europe. It includes a prohibition on proprietary trading similar to that contained in Section 619 of the Dodd-Frank Act (also known as the Volcker Rule) and a mechanism to potentially require the separation of trading activities (including market making), such as in the Financial Services (Banking Reform) Act 2013, complex securitizations and risky derivatives.

Moreover, regulations adopted on structural measures to improve the resilience of EU credit institutions may have a material impact on the Bank’s business, financial condition and results of operations. These regulations, if adopted, may also cause the Group to invest significant management attention and resources to make any necessary changes.

United States significant regulation

In the United States, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) which was adopted in 2010 will continue to result in significant structural reforms affecting the financial services industry. This legislation provided for, among other things, the establishment of a Consumer Financial Protection Bureau with broad authority to regulate the credit, savings, payment and other consumer financial products and services that we offer, the creation of a structure to regulate systemically important financial companies, more comprehensive regulation of the over-the-counter derivatives market, prohibitions on engagement in certain proprietary trading activities and restrictions on ownership or sponsorship of, or entering into certain credit-related transactions with related, covered funds, restrictions on the interchange fees earned through debit card transactions, and a requirement that bank regulators phase out the treatment of trust preferred capital instruments as Tier 1 capital for regulatory capital purposes.

With respect to OTC derivatives, the Dodd-Frank Act provides for an extensive framework for the regulation of OTC derivatives, including mandatory clearing, exchange trading and transaction reporting of certain OTC derivatives. Entities that are swap dealers, security-based swap dealers, major swap participants or major security-based swap participants are required to register with the CFTC or the SEC, or both, and are or will be subject to new capital, margin, business conduct, recordkeeping, clearing, execution, reporting and other requirements. Banco Santander, S.A. and Abbey National Treasury Services plc became provisionally registered as a swap dealer with the CFTC on July 8, 2013 and November 4, 2013, respectively. In addition, we may register one more subsidiary as swap dealer with the CFTC. Although many significant regulations applicable to swap dealers are already in effect, some of the most important rules, such as margin requirements for uncleared swaps and capital rules for swap dealers, have not yet been implemented and we continue to assess how compliance with these new rules will affect our business.

In July 2013, the U.S. bank regulators issued the U.S. Basel III final rules implementing the Basel III capital framework for U.S. banks and bank holding companies. Certain aspects of the U.S. Basel III final rules, such as new minimum capital ratios and a revised methodology for calculating risk-weighted assets, became effective for part of the Bank’s U.S. operations on January 1, 2015. Other aspects of the U.S. Basel III final rules, such as the capital conservation buffer and the new regulatory deductions from and adjustments to capital, will be phased in over several years beginning on January 1, 2015.

In addition, in September 2014 the Board of Governors of the Federal Reserve System (the “Federal Reserve”) and other U.S. regulators issued a final rule introducing a quantitative liquidity coverage ratio requirement on certain large banks and bank holding companies. The liquidity coverage ratio is part of the Basel Committee’s international standards on quantitative liquidity metrics, which are in turn part of the international Basel III framework. The U.S. implementation of the liquidity coverage ratio is broadly consistent with the Basel Committee’s liquidity standards, but is more stringent in several important respects. Although this final rule does not apply to foreign banking organizations (“FBOs”), the Federal Reserve has stated that it intends, through future rulemakings, to apply the liquidity coverage ratio and another Basel III liquidity metric to the U.S. operations of some or all large FBOs.

On February 19, 2014, the Federal Reserve issued a final rule to enhance its supervision and regulation of certain FBOs. Among other things, this rule requires FBOs with over $50 billion of U.S. non-branch assets to establish or designate a U.S. intermediate holding company (an “IHC”) and to transfer its entire ownership interest in substantially all of its U.S. subsidiaries to such IHC by July 1, 2016. U.S. branches and agencies are not required to be transferred to the IHC. The IHC will be subject to an enhanced supervision framework, including enhanced risk-based and leverage capital requirements, liquidity requirements, risk management and governance requirements, and stress-testing requirements. A phased-in approach is being used for the standards and requirements. Certain enhanced standards are effective in 2015, with other standards and requirements becoming effective between July 1, 2016 and January 1, 2018. Pursuant to the final rule, as an FBO with over $50 billion of U.S. non-branch assets as of June 30, 2014, we submitted an IHC implementation plan to the Federal Reserve by January 1, 2015. As of the date of this annual report, we are awaiting a determination on the adequacy of the plan from the Federal Reserve. Implementation and compliance with this plan may cause the Group to invest significant management attention and resources.

Within the Dodd-Frank Act, the Volcker Rule prohibits “banking entities” from engaging in certain forms of proprietary trading or from sponsoring, investing in, or entering into certain credit-related transactions with related, covered funds, in each case subject to certain exceptions. The term “covered fund” is defined very broadly to include traditional hedge funds, private equity funds, certain securitization vehicles and other entities that rely on Sections 3(c)(1) or 3(c)(7) of the U.S. Investment Company Act of 1940 for an exemption under that Act, as well as certain similar foreign funds. The Volcker Rule became effective on July 21, 2012 and on December 10, 2013, U.S. regulators issued final rules implementing the Volcker Rule. The statute and final rules also contain exclusions and certain exemptions for market-making, hedging, underwriting, trading in U.S. government and agency obligations as well as certain foreign government obligations, trading solely outside the United States, and also permit certain ownership interests in certain types of funds to be retained. On December 10, 2013, the Federal Reserve issued an order extending the period for all banking entities to conform with the Volcker Rule and implement a compliance program until July 21, 2015. In December 2014, the Federal Reserve issued an order extending the Volcker Rule’s general conformance period until July 21, 2016 for investments in and relationships with covered funds and certain foreign funds that were in place on or prior to December 31, 2013 (“legacy covered funds”), and stated its intention to grant a final one-year extension of the general conformance period, to July 21, 2017, for banking entities to conform ownership interests in and relationships with legacy covered funds. This extension of the conformance period does not apply to the Volcker Rule’s prohibitions on proprietary trading and does not appear to apply to any investments in and relationships with covered funds put in place after December 31, 2013. Banking entities such as the Bank must bring their activities and investments into compliance with the requirements of the Volcker Rule by the end of the conformance period. We are assessing how the final rules implementing the Volcker Rule will affect our businesses and are developing and implementing plans to bring affected businesses into compliance.

Furthermore, Title I of the Dodd-Frank Act and the implementing regulations issued by the Federal Reserve and the Federal Deposit Insurance Corporation (“FDIC”) require each bank holding company with assets of $50 billion or more, including us, to prepare and submit annually to the Federal Reserve and the FDIC a plan for the orderly resolution of our subsidiaries and operations that are domiciled in the United States in the event of future material financial distress or failure. In addition, each insured depository institution (“IDI”) with assets of $50 billion or more, such as the Bank, must submit a separate IDI resolution plan annually to the FDIC. The Title I and IDI plans each must include information on resolution strategy, major counterparties and interdependencies, among other things, and require substantial effort, time and cost to prepare. We submitted our most recent annual U.S. resolution plans in December 2014. The Title I plan resolution plan is subject to review by the Federal Reserve and the FDIC. The IDI plan is subject to review solely by the FDIC.

Each of these aspects of the Dodd-Frank Act, as well as other changes in U.S. banking regulations, may directly and indirectly impact various aspects of our business. The full spectrum of risks that the Dodd-Frank Act poses to us is not yet known; however, such risks could be material and we could be materially and adversely affected by them.

United States stress testing, capital planning, and related supervisory actions

Certain of our U.S. banking subsidiaries, including Santander Holdings USA, our U.S. bank holding company subsidiary, are subject to stress testing and capital planning requirements under regulations implementing the Dodd-Frank Act or other banking laws or policies. In March 2014 and 2015, the Federal Reserve Board, as part of its Comprehensive Capital Analysis and Review (“CCAR”) process, objected on qualitative grounds to the capital plans submitted by Santander Holdings USA. In its 2015 public report on CCAR, the Federal Reserve Board cited widespread and critical deficiencies in Santander Holdings USA’s capital planning processes, including specific deficiencies in governance, internal controls, risk identification and risk management, management information systems, and supporting assumptions and analysis. As a result of the 2014 and 2015 CCAR objections, Santander Holdings USA is not permitted to make any capital distributions without the Federal Reserve Board’s approval, other than the continued payment of dividends on Santander Holdings USA’s outstanding class of preferred stock, until a new capital plan is approved by the Federal Reserve Board. The deadline for Santander Holdings USA’s next capital plan submission is in April 2016, and there is the risk that the Federal Reserve Board will object to Santander Holdings USA’s next capital plan.

In addition, we are subject to supervisory actions in the United States related to the CCAR stress testing and capital planning processes. Specifically, on September 15, 2014, Santander Holdings USA and the Federal Reserve Bank of Boston (“FRB Boston”) executed a written agreement relating to a subsidiary’s declaration and payment of dividends in the second quarter of 2014 without the Federal Reserve Board’s approval. Under the written agreement, Santander Holdings USA agreed to submit to the FRB Boston written procedures to strengthen board oversight of management regarding planned capital distributions by Santander Holdings USA and its subsidiaries. In addition, Santander Holdings USA agreed to subject future distributions to the prior written approval of Federal Reserve System and to take necessary actions to ensure that no such distributions are made.

Other supervisory actions and restrictions on U.S. activities

In addition to the foregoing, U.S. bank regulatory agencies from time to time take supervisory actions under certain circumstances that restrict or limit a financial institution’s activities. In some instances, we are subject to significant legal restrictions on our ability to publicly disclose these actions or the full details of these actions. In addition, as part of the regular examination process, our U.S. banking subsidiaries’ regulators may advise our U.S. banking subsidiaries to operate under various restrictions as a prudential matter. The U.S. supervisory environment has become significantly more demanding and restrictive since the financial crisis of 2008. Under the U.S. Bank Holding Company Act, the Federal Reserve has the authority to disallow us and our U.S. banking subsidiaries from engaging in certain categories of new activities in the United States or acquiring shares or control of other companies in the United States. Such actions and restrictions currently applicable to us or our U.S. banking subsidiaries could adversely affect our costs and revenues. Moreover, efforts to comply with nonpublic supervisory actions or restrictions could require material investments in additional resources and systems, as well as a significant commitment of managerial time and attention. As a result, such supervisory actions or restrictions could have a material adverse effect on our business and results of operations; and we may be subject to significant legal restrictions on our ability to publicly disclose these matters or the full details of these actions. In addition to such confidential actions and restrictions we expect that SHUSA will become subject to a public enforcement action with the Federal Reserve Bank of Boston in the near future. Although the SHUSA has not yet received a draft of such action, it believes that the action will require SHUSA to make enhancements with respect to, among other matters, board and senior management oversight of the consolidated organization, risk management, and new business initiatives.

As noted above, our business and operations are subject to increasingly stringent regulatory oversight and scrutiny, which may lead to regulatory investigations or enforcement actions. A single event may give rise to numerous and overlapping investigations and regulatory proceedings, by various agencies, regulators and other governmental officials in any of the jurisdictions in which we operate, which in turn could harm our reputation or lead to higher operational costs, thereby reducing our profitability.

2.1.3 We are subject to review by taxing authorities, and an incorrect interpretation by us of tax laws and regulations may have a material adverse effect on us.

The preparation of our tax returns requires the use of estimates and interpretations of complex tax laws and regulations and is subject to review by taxing authorities. We are subject to the income tax laws of Spain and certain foreign countries. These tax laws are complex and subject to different interpretations by the taxpayer and relevant governmental taxing authorities, which are sometimes subject to prolonged evaluation periods until a final resolution is reached. In establishing a provision for income tax expense and filing returns, we must make judgments and interpretations about the application of these inherently complex tax laws. If the judgment, estimates and assumptions we use in preparing our tax returns are subsequently found to be incorrect, there could be a material adverse effect on our results of operations.

2.1.4 Changes in taxes and other assessments may adversely affect us.

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

2.1.5 We may not be able to detect or prevent money laundering and other financial crime activities fully or on a timely basis, which could expose us to additional liability and could have a material adverse effect on us.

We are required to comply with applicable anti-money laundering (“AML”), anti-terrorism, sanctions and other laws and regulations in the jurisdictions in which we operate. These laws and regulations require us, among other things, to conduct full customer due diligence regarding sanctions and politically-exposed person screening, keep our customer, account and transaction information up to date and have implemented effective financial crime policies and procedures detailing what is required from those responsible. Our requirements also include AML training for our employees, reporting suspicious transactions and activity to appropriate law enforcement following full investigation by our local AML team.

Financial crime has become the subject of enhanced regulatory scrutiny and supervision by regulators globally. AML sanctions, laws and regulations are increasingly complex and detailed and have become the subject of enhanced regulatory supervision, requiring improved systems, sophisticated monitoring and skilled compliance personnel.

We have developed policies and procedures aimed at detecting and preventing the use of our banking network for money laundering and other financial crime related activities. These require implementation and embedding within our business effective controls and monitoring, which in turn require on-going changes to systems and operational activities. Financial crime is continually evolving and subject to increasingly stringent regulatory oversight and focus. This requires proactive and adaptable responses from us so that we are able to effectively deter threats and criminality. Even known threats can never be fully eliminated, and there will be instances where we may be used by other parties to engage in money laundering and other illegal or improper activities. In addition, we rely heavily on our employees to assist us by spotting such activities and reporting them, and our employees have varying degrees of experience in recognizing criminal tactics and understanding the level of sophistication of criminal organizations. Where we outsource any of our customer due diligence, customer screening or anti financial crime operations, we remain responsible and accountable for full compliance and any breaches. If we are unable to apply the necessary scrutiny and oversight, there remains a risk of regulatory breach.

If we are unable to fully comply with applicable laws, regulations and expectations, our regulators and relevant law enforcement agencies have the ability and authority to impose significant fines and other penalties on us, including requiring a complete review of our business systems, day-to-day supervision by external consultants and ultimately the revocation of our banking license.

The reputational damage to our business and global brand would be severe if we were found to have breached AML or sanctions requirements. Our reputation could also suffer if we are unable to protect our customers or our business from being used by criminals for illegal or improper purposes.

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

Any such risks could have a material adverse effect on our operating results, financial condition and prospects.

2.2 Liquidity and Financing Risks

2.2.1 Liquidity and funding risks are inherent in our business and could have a material adverse effect on us.

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

If wholesale markets financing ceases to become available, or becomes excessively expensive, we may be forced to raise the rates we pay on deposits, with a view to attracting more customers, and/or to sell assets, potentially at depressed prices. The persistence or worsening of these adverse market conditions or an increase in base interest rates could have a material adverse effect on our ability to access liquidity and cost of funding.

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

2.2.2 Credit, market and liquidity risk may have an adverse effect on our credit ratings and our cost of funds. Any downgrading in our credit rating would likely increase our cost of funding, require us to post additional collateral or take other actions under some of our derivative contracts and adversely affect our interest margins and results of operations.

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

Banco Santander, S.A.’s long-term debt is currently rated investment grade by the major rating agencies—Baa1 outlook under review for upgrade by Moody’s Investors Service España, S.A., BBB+ stable outlook by Standard & Poor’s Ratings Services and A- stable outlook by Fitch Ratings Ltd. During 2012, following downgrades of Spanish sovereign debt, all three agencies downgraded Banco Santander, S.A.’s rating together with that of the other main Spanish banks, due to the weaker-than-previously-anticipated macroeconomic and financial environment in Spain with dimming growth prospects in the near term, depressed real estate market activity and heightened turbulence in the capital markets. In the fourth quarter of 2013 and first quarter of 2014 the three agencies revised our outlook from negative to stable reflecting the gradual improvement of the Spanish economy and the view that any further weakening of our credit profile was unlikely to be significant. During the first half of 2014, all three agencies upgraded our rating following the upgrade revision of Spain’s sovereign debt (Moody’s Investors Service from Baa2 to Baa1, Standard & Poor’s from BBB to BBB+ and Fitch from BBB+ to A-).

Santander UK’s long-term debt is currently rated investment grade by the major rating agencies: A2 with outlook under review for upgrade by Moody’s Investors Service, A with negative outlook by Standard & Poor’s Ratings Services and A with stable outlook by Fitch Ratings. All three agencies revised Santander UK’s ratings during 2012 following the downgrades of the Spanish sovereign debt and remained unchanged in 2013. Negative outlook by Standard & Poor’s reflects the negative trend that they see for the U.K. banking industry.

We conduct substantially all of our material derivative activities through Banco Santander, S.A. and Santander UK. If all the rating agencies were to downgrade Banco Santander, S.A.’s long-term senior debt ratings by one or two notches, we will not be required to post additional collateral pursuant to derivative and other financial contracts. However, we may be required to post additional collateral in the event of a downgrade by more than two notches. We estimate that as of December 31, 2014, if all the rating agencies were to downgrade Santander UK’s long-term credit ratings by one notch, and thereby trigger a short-

term credit rating downgrade, this could result in contractual outflows from Santander UK’s total liquid assets of £5.9 billion of cash and additional collateral that Santander UK would be required to post under the terms of secured funding and derivatives contracts. A hypothetical two notch downgrade would result in an additional contractual outflow of £1.2 billion of cash and collateral under secured funding and derivatives contracts.

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

2.3 Credit Risks

2.3.1 If we are unable to effectively control the level of non-performing or poor credit quality loans in the future, or if our loan loss reserves are insufficient to cover future loan losses, this could have a material adverse effect on us.

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of our businesses. Non-performing or low credit quality loans have in the past and can continue to negatively impact our results of operations. We cannot assure you that we will be able to effectively control the level of the non-performing loans in our total loan portfolio. In particular, the amount of our reported non-performing loans may increase in the future as a result of growth in our total loan portfolio, including as a result of loan portfolios that we may acquire in the future, or factors beyond our control, such as adverse changes in the credit quality of our borrowers and counterparties or a general deterioration in economic conditions in Continental Europe, the United Kingdom, Latin America, particularly Brazil, the United States or global economic conditions, impact of political events, events affecting certain industries or events affecting financial markets and global economies.

Our current loan loss reserves may not be adequate to cover any increase in the amount of non-performing loans or any future deterioration in the overall credit quality of our total loan portfolio. Our loan loss reserves are based on our current assessment of and expectations concerning various factors affecting the quality of our loan portfolio. These factors include, among other things, our borrowers’ financial condition, repayment abilities and repayment intentions, the realizable value of any collateral, the prospects for support from any guarantor, government macroeconomic policies, interest rates and the legal and regulatory environment. As the recent global financial crisis demonstrated, many of these factors are beyond our control. As a result, there is no precise method for predicting loan and credit losses, and we cannot assure you that our loan loss reserves will be sufficient to cover actual losses. If our assessment of and expectations concerning the above mentioned factors differ from actual developments, if the quality of our total loan portfolio deteriorates, for any reason, including the increase in lending to individuals and small and medium enterprises, the volume increase in the credit card portfolio and the introduction of new products, or if the future actual losses exceed our estimates of incurred losses, we may be required to increase our loan loss reserves, which may adversely affect us. If we were unable to control or reduce the level of our non-performing or poor credit quality loans, this could have a material adverse effect on us.

Mortgage loans are one of our principal assets, comprising 50% of our loan portfolio as of December 31, 2014. We are exposed to developments in housing markets, especially in Spain and the United Kingdom, and to a number of large real estate developers in Spain. From 2002 to 2007, demand for housing and mortgage financing in Spain increased significantly driven by, among other things, economic growth, declining unemployment rates, demographic and social trends, the desirability of Spain as a vacation destination and historically low interest rates in the eurozone. The United Kingdom also experienced an increase in housing and mortgage demand driven by, among other things, economic growth, declining unemployment rates, demographic trends and the increasing prominence of London as an international financial center. During late 2007, the housing market began to adjust in Spain and the United Kingdom as a result of excess supply (particularly in Spain) and higher interest rates. Since 2008, as economic growth stalled in Spain and the United Kingdom, persistent housing oversupply, decreased housing demand, rising unemployment, subdued earnings growth, greater pressure on disposable income, a decline in the availability of mortgage finance and the continued effect of global market volatility have caused home prices to decline, while mortgage delinquencies and forbearances have increased.

As a result of these and other factors, our NPL ratio increased from 0.94% at December 31, 2007, to 2.02% at December 31, 2008, to 3.24% at December 31, 2009, to 3.54% at December 31, 2010, to 3.90% at December 31, 2011, to 4.54% at December 31, 2012 and to 5.64% at December 31, 2013. At December 31, 2014, our NPL ratio was 5.19%. High unemployment rates coupled with declining real estate prices, could have a material adverse impact on our mortgage payment delinquency rates, which in turn could have a material adverse effect on our business, financial condition and results of operations.

2.3.2 Our loan and investment portfolios are subject to risk of prepayment, which could have a material adverse effect on us.

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

2.3.3 The value of the collateral securing our loans may not be sufficient, and we may be unable to realize the full value of the collateral securing our loan portfolio.

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

2.3.4 We are subject to counterparty risk in our banking business.

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

2.4 Market Risks

2.4.1 Our financial results are constantly exposed to market risk. We are subject to fluctuations in interest rates and other market risks, which may materially and adversely affect us.

Market risk refers to the probability of variations in our net interest income or in the market value of our assets and liabilities due to volatility of interest rate, inflation, exchange rate or equity price. Changes in interest rates affect the following areas, among others, of our business:

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

We are also exposed to foreign exchange rate risk as a result of mismatches between assets and liabilities denominated in different currencies. Fluctuations in the exchange rate between currencies may negatively affect our earnings and value of our assets and securities. The recent depreciation of the Latin American currencies against the U.S. dollar could make our Latin American subsidiaries’ foreign currency-linked obligations and funding more expensive and have similar consequences for our borrowers in Latin America.

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

2.4.2 Market conditions have resulted and could result in material changes to the estimated fair values of our financial assets. Negative fair value adjustments could have a material adverse effect on our operating results, financial condition and prospects.

In the past seven years, financial markets have been subject to significant stress resulting in steep falls in perceived or actual financial asset values, particularly due to volatility in global financial markets and the resulting widening of credit spreads. We have material exposures to securities, loans and other investments that are recorded at fair value and are therefore exposed to potential negative fair value adjustments. Asset valuations in future periods, reflecting then-prevailing market conditions, may result in negative changes in the fair values of our financial assets and these may also translate into increased impairments. In addition, the value ultimately realized by us on disposal may be lower than the current fair value. Any of these factors could require us to record negative fair value adjustments, which may have a material adverse effect on our operating results, financial condition or prospects.

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

2.4.3 We are subject to market, operational and other related risks associated with our derivative transactions that could have a material adverse effect on us.

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

2.5 Risk Management

2.5.1 Failure to successfully implement and continue to improve our risk management policies, procedures and methods, including our credit risk management system, could materially and adversely affect us, and we may be exposed to unidentified or unanticipated risks.

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

In addition, we have refined our credit policies and guidelines to address potential risks associated with particular industries or types of customers. However, we may not be able to timely detect these risks before they occur, or due to limited tools available to us, our employees may not be able to effectively implement them, which may increase our credit risk. Failure to effectively implement, consistently follow or continuously refine our credit risk management system may result in an increase in the level of non-performing loans and a higher risk exposure for us, which could have a material adverse effect on us.

2.6 General Business and Industry Risks

2.6.1 The financial problems faced by our customers could adversely affect us.

Market turmoil and economic recession could materially and adversely affect the liquidity, credit ratings, businesses and/or financial conditions of our borrowers, which could in turn increase our non-performing loan ratios, impair our loan and other financial assets and result in decreased demand for borrowings in general. In addition, our customers may further significantly decrease their risk tolerance to non-deposit investments such as stocks, bonds and mutual funds, which would adversely affect our fee and commission income. We may also be adversely affected by the negative effects of the heightened regulatory environment on our customers due to the high costs associated with regulatory compliance and proceedings. Any of the conditions described above could have a material adverse effect on our business, financial condition and results of operations.

2.6.2 Changes in our pension liabilities and obligations could have a material adverse effect on us.

We provide retirement benefits for many of our former and current employees through a number of defined benefit pension plans. We calculate the amount of our defined benefit obligations using actuarial techniques and assumptions, including mortality rates, the rate of increase of salaries, discount rates, inflation, the expected rate of return on plan assets, or others. The accounting and disclosures are based on IFRS and on those other requirements defined by the local supervisors. Given the nature of these obligations, changes in the assumptions that support valuations, including market conditions, can result in actuarial losses which would in turn impact the financial condition of our pension funds. Because pension obligations are generally long term obligations, fluctuations in interest rates have a material impact on the projected costs of our defined benefit obligations and therefore on the amount of pension expense that we accrue.

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

2.6.3 We depend in part upon dividends and other funds from subsidiaries.

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

2.6.4 Increased competition and industry consolidation may adversely affect our results of operations.

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

Non-traditional providers of banking services, such as Internet based e-commerce providers, mobile telephone companies and internet search engines may offer and/or increase their offerings of financial products and services directly to customers. Several of these competitors may have long operating histories, large customer bases, strong brand recognition and significant financial, marketing and other resources. They may adopt more aggressive pricing and rates and devote more resources to technology, infrastructure and marketing. New competitors may enter the market or existing competitors may adjust their services with unique product or service offerings or approaches to providing banking services. If we are unable to successfully compete with current and new competitors, or if we are unable to anticipate and adapt our offerings to changing banking industry trends, including technological changes, our business may be adversely affected. In addition, our failure to effectively anticipate or adapt to emerging technologies or changes in customer behavior, including among younger customers, could delay or prevent our access to new digital-based markets which would in turn have an adverse effect on our competitive position and business.

Increasing competition could also require that we increase our rates offered on deposits or lower the rates we charge on loans, which could also have a material adverse effect on us, including our profitability. It may also negatively affect our business results and prospects by, among other things, limiting our ability to increase our customer base and expand our operations and increasing competition for investment opportunities.

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

2.6.5 Our ability to maintain our competitive position depends, in part, on the success of new products and services we offer our clients and our ability to continue offering products and services from third parties, and we may not be able to manage various risks we face as we expand our range of products and services that could have a material adverse effect on us.

The success of our operations and our profitability depends, in part, on the success of new products and services we offer our clients and our ability to continue offering products and services from third parties. However, we cannot guarantee that our new products and services will be responsive to client demands or successful once they are offered to our clients, or that they will be successful in the future. In addition, our clients’ needs or desires may change over time, and such changes may render our products and services obsolete, outdated or unattractive and we may not be able to develop new products that meet our clients’ changing needs. Our success is also dependent on our ability to anticipate and leverage new and existing technologies that may have an impact on products and services in the banking industry. Technological changes may further intensify and complicate the competitive landscape and influence client behavior. If our products and services employ technology that is not as attractive to our clients as that employed by our competitors, if we fail to employ technologies desired by our clients before our competitors do so, or if we fail to execute effectively on targeted strategic technology initiatives, our business and results could be adversely affected. In addition, we cannot respond in a timely fashion to the changing needs of our clients, we may lose clients, which could in turn materially and adversely affect us.

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

Further, our customers may issue complaints and seek redress if they consider that they have suffered loss from our products and services, for example, as a result of any alleged mis-selling or incorrect application of the terms and conditions of a particular product. This could in turn subject us to risks of potential legal action by our customers and intervention by our regulators. We have in the past experienced losses due to claims of mis-selling in the U.K., Spain and other jurisdictions and may do so again in the future. For further detail on our legal and regulatory risk exposures, please see the risk factor entitled “We are exposed to risk of loss from legal and regulatory proceedings.”

2.6.6 If we are unable to manage the growth of our operations this could have an adverse impact on our profitability.

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

2.6.7 Goodwill impairments may be required in relation to acquired businesses.

We have made business acquisitions in recent years and may make further acquisitions in the future. It is possible that the goodwill which has been attributed, or may be attributed, to these businesses may have to be written-down if our valuation assumptions are required to be reassessed as a result of any deterioration in their underlying profitability, asset quality and other relevant matters. Impairment testing in respect of goodwill is performed annually, more frequently if there are impairment indicators present, and comprises a comparison of the carrying amount of the cash-generating unit with its recoverable amount. Goodwill impairment does not, however, affect our regulatory capital. While no material impairment of goodwill was recognized in 2013 or 2014, there can be no assurances that we will not have to write down the value attributed to goodwill in the future, which would adversely affect our results and net assets.

2.6.8 We rely on recruiting, retaining and developing appropriate senior management and skilled personnel.

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

2.6.9 We rely on third parties for important products and services.

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

2.6.10 Damage to our reputation could cause harm to our business prospects.

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

2.6.11 We engage in transactions with our subsidiaries or affiliates that others may not consider to be on an arm’s-length basis.

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

2.7 Technology Risks

2.7.1 Any failure to effectively improve or upgrade our information technology infrastructure and management information systems in a timely manner could have a material adverse effect on us.

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

2.7.2 Risks relating to data collection, processing and storage systems are inherent in our business.

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

We take protective measures and continuously monitor and develop our systems to protect our technology infrastructure and data from misappropriation or corruption, but our systems, software and networks nevertheless may be vulnerable to unauthorized access, misuse, computer viruses or other malicious code and other events that could have a security impact. An interception, misuse or mishandling of personal, confidential or proprietary information sent to or received from a client, vendor, service provider, counterparty or third party could result in legal liability, regulatory action and reputational harm. There can be no assurance that we will not suffer material losses from operational risk in the future, including those relating to cyber-attacks or other such security breaches. Further, as cyber-attacks continue to evolve, we may incur significant costs in our attempt to modify or enhance our protective measures or investigate or remediate any vulnerabilities. Any material disruption or slowdown of our systems could cause information, including data related to customer requests, to be lost or to be delivered to our clients with delays or errors, which could reduce demand for our services and products and could materially and adversely affect us. For further information see Item 11. Quantitative and Qualitative Disclosures about Market Risk—Part 7. Operational risk—7.3 Mitigation measures—Anti-cyber-risk measures.

2.7.3 Failure to protect personal information could adversely affect us.

We manage and hold confidential personal information of customers in the conduct of our banking operations. Although we have procedures and controls to safeguard personal information in our possession, unauthorized disclosures could subject us to legal actions and administrative sanctions as well as damages that could materially and adversely affect our operating results, financial condition and prospects. In addition, we may be required to report events related to information security issues (including any cybersecurity issues), events where customer information may be compromised, unauthorized access and other security breaches, to the relevant regulatory authorities.

2.8 Financial Reporting and Control Risks

2.8.1 Changes in accounting standards could impact reported earnings.

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

2.8.2 Our financial statements are based in part on assumptions and estimates which, if inaccurate, could cause material misstatement of the results of our operations and financial position.

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgments and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future periods affected. The accounting policies deemed critical to our results and financial position, based upon materiality and significant judgments and estimates, include impairment of loans and advances, goodwill impairment, valuation of financial instruments, impairment of available-for-sale financial assets, deferred tax assets provision and pension obligation for liabilities.

If the judgment, estimates and assumptions we use in preparing our consolidated financial statements are subsequently found to be incorrect, there could be a material effect on our results of operations and a corresponding effect on our funding requirements and capital ratios.

2.8.3 Disclosure controls and procedures over financial reporting may not prevent or detect all errors or acts of fraud.

Disclosure controls and procedures over financial reporting are designed to reasonably assure that information required to be disclosed by the company in reports filed or submitted under the Securities Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

These disclosure controls and procedures have inherent limitations which include the possibility that judgments in decision-making can be faulty and that breakdowns occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by any unauthorized override of the controls. Consequently, our businesses are exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and serious reputational or financial harm. In recent years, a number of multinational financial institutions have suffered material losses due to the actions of ‘rogue traders’ or other employees. It is not always possible to deter employee misconduct and the precautions we take to prevent and detect this activity may not always be effective. Accordingly, because of the inherent limitations in the control system, misstatements due to error or fraud may occur and not be detected.

2.9 Foreign Private Issuer and Other Risks

2.9.1 Our corporate disclosure may differ from disclosure regularly published by issuers of securities in other countries, including the United States.

Issuers of securities in Spain are required to make public disclosures that are different from, and that may be reported under presentations that are not consistent with, disclosures required in other countries, including the United States. In particular, for regulatory purposes, we currently prepare and will continue to prepare and make available to our shareholders statutory financial statements in accordance with IFRS, which differs from U.S. GAAP in a number of respects. In addition, as a foreign private issuer, we are not subject to the same disclosure requirements in the United States as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports, or the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules under Section 16 of the Exchange Act. Accordingly, the information about us available to you will not be the same as the information available to shareholders of a U.S. company and may be reported in a manner that you are not familiar with.

2.9.2 Investors may find it difficult to enforce civil liabilities against us or our directors and officers.

The majority of our directors and officers reside outside of the United States. In addition, all or a substantial portion of our assets and their assets are located outside of the United States. Although we have appointed an agent for service of process in any action against us in the United States with respect to our ADSs, none of our directors or officers has consented to service of process in the United States or to the jurisdiction of any United States court. As a result, it may be difficult for investors to effect service of process within the United States on such persons.

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

2.9.3 As a holder of ADSs you will have different shareholders’ rights than in the United States and certain other jurisdictions.

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

2.9.4 ADS holders may be subject to additional risks related to holding ADSs rather than shares.

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

Principal Capital Expenditures and Divestitures

Acquisitions, Dispositions, Reorganizations

Our principal acquisitions and dispositions in 2014, 2013 and 2012 were as follows:

Sale of Altamira Asset Management

On November 21, 2013, we announced that we had reached a preliminary agreement with Apollo European Principal Finance Fund II, a fund managed by subsidiaries of Apollo Global Management, LLC, for the sale of the platform for managing the recovery of Banco Santander, S.A.’s loans in Spain and for managing and marketing the properties obtained through this activity (“Altamira Asset Management, S.L.”).

On January 3, 2014, we announced that we had sold 85% of the share capital of Altamira Asset Management, S.L. to Altamira Asset Management Holdings, S.L., an investee of Apollo European Principal Finance Fund II, for €664 million, giving rise to a net gain of €385 million, which was recognized in our consolidated income statement for 2014.

Following this transaction, we retained the aforementioned property assets and loan portfolio on our balance sheet, while management of these assets is carried out from the platform owned by Apollo.

Santander Consumer USA

In January 2014, the public offering of shares of Santander Consumer USA Inc. (“SCUSA”) was completed and the company was admitted to trading on the New York Stock Exchange. The offering represented 21.6% of SCUSA’s share capital, of which 4.23% related to the ownership interest sold by the Group. Following this sale, we held 60.74% of the share capital of SCUSA (December 31, 2014: 60.46%). Both Sponsor Auto Finance Holdings Series LP (“Sponsor Holdings”)—an investee of funds controlled by Warburg Pincus LLC, Kohlberg Kravis Roberts & Co. L.P. and Centerbridge Partners L.P.—and DDFS LLC (“DDFS”)—a company controlled by Thomas G. Dundon, who holds the position of Chief Executive Officer of SCUSA—also reduced their ownership interest in SCUSA.

Since the ownership interests of the aforementioned shareholders were reduced below specified percentages following the offering, the shareholders’ agreement previously entered into by the shareholders was terminated in accordance with its terms; this entailed the termination of the agreement which, inter alia, had granted Sponsor Holdings and DDFS representation on the board of directors of SCUSA and had established a voting system under which the strategic, financial and operating decisions, and other significant decisions associated with the ordinary management of SCUSA, were subject to joint approval by the Group and the aforementioned shareholders. Therefore, SCUSA ceased to be controlled jointly by all the above and is now controlled by the Group on the basis of the percentage held in its share capital (“change of control”).

Prior to this change of control the Group accounted for its ownership interest in SCUSA using the equity method. Following the change of control, the Group fully consolidated its ownership interest in SCUSA and, on the date it obtained control, included all of SCUSA’s assets and liabilities in its consolidated balance sheet at their fair value.

As a result of the aforementioned transaction, we recognized a net gain of €730 million in the consolidated income statement for 2014.

Agreement with El Corte Inglés

On October 7, 2013, we announced that we had entered into a strategic agreement through our subsidiary Santander Consumer Finance, S.A. with El Corte Inglés, S.A. in the area of consumer finance, which included the acquisition of 51% of the share capital of Financiera El Corte Inglés E.F.C., S.A., with El Corte Inglés, S.A. retaining the remaining 49%. On February 27, 2014, following the receipt of the relevant regulatory and competition authorizations, the acquisition was completed. Santander Consumer Finance, S.A. paid €140 million for 51% of the share capital of Financiera El Corte Inglés E.F.C., S.A.

GetNet Tecnologia Em Captura e Processamento de Transações H.U.A.H. S.A.

On April 7, 2014, Banco Santander (Brasil) S.A. announced that it had reached an agreement to purchase through an investee all the shares of GetNet Tecnologia Em Captura e Processamento de Transações H.U.A.H. S.A. (“GetNet”). The transaction was completed on July 31, 2014 for a purchase price of BRL1,156 million (approximately €383 million), giving rise to goodwill of €229 million.

Acquisition of non-controlling interests in Banco Santander (Brasil) S.A.

On April 28, 2014, the Bank’s board of directors approved a bid for the acquisition of all the shares of Banco Santander (Brasil) S.A. not then owned by the Group, which represented approximately 25% of the share capital of Banco Santander (Brasil) S.A., offering in consideration Bank shares in the form of Brazilian Depositary Receipts (BDRs) or American Depositary Receipts (ADRs). As part of the bid, the Bank requested that its shares be listed on the São Paulo Stock Exchange in the form of BDRs.

The offer was voluntary, in that the non-controlling shareholders of Banco Santander (Brasil) S.A. were not obliged to participate, and it was not conditional upon a minimum acceptance level. The consideration offered, following the adjustment made as a result of the application of the Santander Dividendo Elección scrip dividend scheme in October 2014, consisted of 0.7152 new Banco Santander shares for each unit or ADR of Banco Santander (Brasil) S.A. and 0.3576 new Banco Santander shares for each ordinary or preference share of Banco Santander (Brasil) S.A.

The bid was accepted by holders of 13.65% of the share capital of Banco Santander (Brasil) S.A. Accordingly, the Group’s ownership interest in Banco Santander (Brasil) S.A. rose to 88.30% of its share capital. To cater for the exchange, the Bank, executing the agreement adopted by the extraordinary general shareholders’ meeting held on September 15, 2014, issued 370,937,066 shares, representing approximately 3.09% of the Bank’s share capital at the issue date. The aforementioned transaction gave rise to an increase of €185 million in Share capital, €2,372 million in Share premium and €15 million in Reserves, and a reduction of €2,572 million in Non-controlling interests.

The shares of Banco Santander (Brasil) S.A. continue to be listed on the São Paulo and New York stock exchanges.

Custody business

On June 19, 2014, we announced that we had reached a definitive agreement with FINESP Holdings II B.V., a subsidiary of Warburg Pincus, to sell a 50% stake in Santander’s current custody business in Spain, Mexico and Brazil, retaining the remaining 50%. The transaction values the business at €975 million at the date of the announcement. The sale is subject to receipt of the relevant regulatory authorizations which, in accordance with the agreement, should be obtained in the first half of 2015.

Agreement with GE Capital

On June 23, 2014, we announced that Santander Consumer Finance, S.A., Banco Santander’s consumer finance unit had reached an agreement with GE Money Nordic Holding AB to acquire GE Capital’s business in Sweden, Denmark and Norway for approximately €693 million at the date of the announcement. The acquisition was completed on November 6, 2014, following the receipt of the relevant authorizations.

Agreement with Banque PSA Finance

We, through our subsidiary Santander Consumer Finance, S.A., and Banque PSA Finance, the vehicle financing unit of the PSA Peugeot Citroën Group, entered into an agreement in July 2014 for the joint operation of the vehicle financing business in eleven European countries. Pursuant to the terms of the agreement, we will finance this business under certain circumstances and conditions from the date on which the transaction is completed, which is expected to occur in 2015 or at the beginning of 2016. In addition, in certain countries, we will purchase the current lending portfolio of Banque PSA Finance. We also entered into a cooperation agreement relating to the insurance business in all these countries through the set up of two insurance companies in Malta. We have obtained authorization from the competition authorities but the transaction remains subject to approval by the other relevant regulatory bodies.

In January 2015, the relevant regulatory authorizations were obtained for the commencement of activities in France and the United Kingdom.

Agreement with CNP

On July 10, 2014, we announced that we had reached an agreement with the French insurance company CNP to acquire a 51% stake in three insurance companies based in Ireland (Santander Insurance Life Limited, Santander Insurance Europe Limited and Santander Insurance Services Ireland Limited) that distribute life and non-life products through the Santander Consumer Finance network.

In December 2014, after the regulatory authorizations were obtained, CNP paid €297 million to acquire 51% , or a controlling interest in, the three aforementioned insurance companies. The agreement includes deferred payments to CNP in 2017 and 2020 and deferred amounts receivable by the Group in 2017, 2020 and 2023, based on the business plan.

The agreement included the execution of a 20-year retail agreement, renewable for five-year periods, for the sale of life and non-life insurance products through the Santander Consumer Finance network, for which we will receive commissions at market rates.

This transaction gave rise to the recognition of a gain of €413 million under Gains/(losses) on disposal of assets not classified as non-current assets held for sale, of which €207 million related to the fair value recognition of the 49% ownership interest retained by us.

Agreement to acquire Carfinco

On September 16, 2014, we announced that we had reached an agreement to acquire the listed Canadian company Carfinco Financial Group Inc. (“Carfinco”) for an amount of 298 million Canadian dollars (approximately €210 million). Santander will pay 11.25 Canadian dollars per share, which represents a premium of 32% on the share price during the 90 trading sessions prior to September 16, 2014. The board of directors of Carfinco approved the transaction and recommended to its shareholders that they vote in favor of it at the general meeting called for such purpose, and the transaction was completed on March 6, 2015.

The impact of the transaction on the Group’s shareholders’ equity is not material.

Metrovacesa, S.A.

On December 19, 2012, the creditor entities that participated in a debt restructuring agreement for the Sanahuja Group under which they received shares of Metrovacesa, S.A. as payment for that group’s debt, announced that they reached an agreement to promote the delisting of the shares of Metrovacesa, S.A. and they voted in favor of this at the general meeting held for this purpose on January 29, 2013. Following the approval of the delisting and the public takeover offer at the Metrovacesa, S.A. general meeting, the entities made a delisting public takeover offer of €2.28 per share to the Metrovacesa, S.A. shareholders that had not entered into the agreement. The Group participated in the delisting public takeover offer by acquiring an additional 1.953% of Metrovacesa, S.A. for €44 million.

Following this transaction, at December 31, 2013, the Group held an ownership interest of 36.82% in the share capital of Metrovacesa, S.A.

On December 23, 2014, the Group acquired 19.07% of Metrovacesa, S.A. from Bankia, S.A. for €98.9 million, as a result of which its stake increased to 55.89%, thus obtaining control over this company. After this transaction, Metrovacesa, S.A. is fully consolidated with the Group (until then it was accounted for by the equity method).

For further information see note 3.b. xvi. Metrovacesa, S.A. to our consolidated financial statements.

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

Banco Santander announced the final aggregate principal amount accepted for purchase on March 14, 2013 (US$ 26.6 million) and the final purchase prices as a consequence of the tender offers.

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

Banco Santander announced the final aggregate principal amount accepted for purchase on March 14, 2013 (€140.2 million and GBP 178.9 million) and the final purchase prices as a consequence of the European Invitation.

The European Invitation was undertaken as a part of the Group’s active management of liabilities and capital, and focused on core capital generation as well as the optimization of future interest expense. The invitation was also designed to provide liquidity in the market and to offer the holders of the European Securities the possibility to exit their investment in the European Securities.

Santander sells 5.2% of its Polish unit as KBC places its 16.2% in the market

On March 18, 2013, KBC Bank NV (“KBC”) and Banco Santander announced a secondary offering of up to 19,978,913 shares in Bank Zachodni WBK S.A. (“BZ WBK”) by way of a fully-marketed follow-on offering (the “WBK Offering”). Through the WBK Offering, KBC would sell 15,125,964 shares (constituting 16.17% of BZ WBK shares outstanding at that date) and Santander was expected to sell not less than 195,216 but up to 4,852,949 shares (constituting between 0.21% and 5.19% of BZ WBK shares outstanding at that date).

KBC and Banco Santander, as selling shareholders, granted the underwriters a reverse greenshoe option in relation to up to 10% of the final Offering size which was not used. KBC and Santander each committed to be locked up for a period of 90 days, and BZ WBK for a period of 180 days, following the closing of the WBK Offering.

The WBK Offering was made to eligible institutional investors and within an indicative price range of PLN240 to PLN270. The final sale price was determined through a book-building process that began on March 18, 2013, and ended on March 21, 2013.

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

The purpose of the alliance is to enable SAM to improve its ability to compete with the large independent international asset management companies, since the businesses to be strengthened include asset management in the global institutional market, with the additional advantage of having knowledge and experience in the markets in which we are present. The agreement also contemplates the distribution of products managed by SAM in the countries in which we have a commercial network for a period of ten years, renewable for five additional two-year periods, for which we will receive commissions at market rates, thus benefiting from broadening the range of products and services we offer our customers. SAM also distributes its products and services internationally, outside our commercial network.

Since the aforementioned asset management companies belonged to different Group companies, a corporate restructuring took place prior to the completion of the transaction whereby each of the asset management companies was sold by its shareholders for its fair value to SAM Investment Holdings Limited (SAM), a holding company created by us. The aggregate value of the asset management companies was approximately €1.7 billion.

Subsequently, in December 2013, once the required authorizations were obtained from various regulators, the agreement was executed through the acquisition of a 50% ownership interest in SAM’s share capital by Sherbrooke Acquisition Corp SPC (an investee of Warburg Pincus and General Atlantic) for €449 million. At that date, SAM had financing from third parties for €845 million. The agreement includes deferred contingent amounts payable and receivable for the Group based on the achievement of the business plan targets over the coming five years.

Also, we entered into a shareholders’ agreement with Sherbrooke Acquisition Corp SPC shareholders regulating, inter alia, the taking of strategic, financial, operational and other significant decisions regarding the ordinary management of SAM on a joint basis. Certain restrictions on the transferability of the shares were also agreed, and a commitment was made by the two parties to retain the restrictions for at least 18 months. Lastly, Sherbrooke Acquisition Corp SPC will be entitled to sell to the Group its ownership interest in the share capital of SAM at market value on the fifth and seventh anniversaries of the transaction, unless a public offering of SAM shares has taken place prior to those dates.

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

Banco Santander (Brasil) optimized its equity structure

On September 29, 2013, we announced that our subsidiary Banco Santander (Brasil) S.A. will optimize its equity structure by replacing BRL 6 billion of common equity (Core Tier I) (amount which will be distributed pro rata among its shareholders) with newly-issued instruments of an equivalent amount qualifying as Additional Tier I and Tier II capital, and which will be offered to Banco Santander (Brasil) S.A.’s shareholders.

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

Cooperation agreement and purchase of 7.2% stake in Bank of Shanghai

On May 12, 2014, after obtaining approval from the China Banking Regulatory Commission to the cooperation agreement reached with Bank of Shanghai (“BoS”) to buy an equity stake in BoS announced on December 10, 2013, we acquired a 7.2% equity stake in BoS from HSBC Ltd -such equity stake represented 8% of the share capital of BoS on the date when the agreement was announced, but after a private placement of shares carried out by BoS completed in February 2014, it represents 7.2%-.

This transaction has made Santander the second-largest shareholder in BoS and its strategic international partner. The cost of the investment, including the purchase of HSBC Ltd.’s stake and the cooperation agreement with Bank of Shanghai, was estimated at approximately €470 million. The transaction has had an impact of approximately 1 basis point on the Santander Group’s capital.

Under the terms of the agreement, Santander is providing BoS with a permanent team of professionals, who are contributing Santander’s knowledge and experience in risk management, commercial, wholesale and retail banking, and are working together with BOS together to find joint business opportunities.

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

Merger of Bank Zachodni WBK S.A. and Kredyt Bank S.A.

On February 28, 2012, the Group announced that Banco Santander, S.A. and KBC Bank NV (KBC) had entered into an investment agreement to merge their two subsidiaries in Poland, Bank Zachodni WBK S.A. and Kredyt Bank S.A., respectively, following which the Group would control approximately 76.5% of the entity resulting from the merger and KBC 16.4%, with the remaining 7.1% being owned by non-controlling interests. Also, the Group undertook to place a portion of its ownership interest among investors and to acquire up to 5% of the entity resulting from the merger in order to help KBC to reduce its holding in the merged entity to below 10%. KBC’s objective is to dispose of its entire investment in order to maximize its value.

The transaction was carried out through a capital increase at Bank Zachodni WBK S.A., whose new shares would be offered to KBC and the other shareholders of Kredyt Bank S.A. in exchange for their shares in Kredyt Bank S.A. The related exchange ratio was established at 6.96 shares of Bank Zachodni S.A. for every 100 shares of Kredyt Bank S.A.

In early 2013, following the approval from the Polish financial regulator (KNF), the aforementioned transaction was consummated. As a result, the Group controlled approximately 75.2% of the post-merger entity and KBC controlled approximately 16.2%, with the remaining 8.6% being owned by non-controlling holders. This transaction gave rise to an increase of €1,037 million in non-controlling interests—€169 million as a result of the acquisition of control of Kredyt Bank S.A. and €868 million as a result of the reduction in the percentage of ownership of Bank Zachodni WBK S.A.

On March 22 2013, Banco Santander, S.A. and KBC completed the placement of all the shares owned by KBC and 5.2% of the share capital of Bank Zachodni WBK S.A. held by the Group in the market for €285 million, which gave rise to an increase of €292 million in non-controlling interests.

Following these transactions, the Group held 70% of the share capital of Bank Zachodni WBK S.A. and the remaining 30% was held by non-controlling holders.

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

On September 26, 2012, we announced that the price of the offering of shares of Grupo Financiero Santander Mexico was set at 31.25 Mexican pesos ($2.437) per share, valuing Santander Mexico at €12,730 million ($16,538 million), making it the 82nd largest bank in the world by market capitalization at that time.

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

Invitation to tender offer

On August 22, 2012, the Bank and Santander Financial Exchanges Limited invited the holders of 21 series of subordinated debt and preferred securities to sell those securities. The aggregate principal amount of the securities traded in euros and sterling amounted to €7,201 million and £3,373 million, respectively.

The rationale for the invitation was to effectively manage the Group’s outstanding liabilities and to strengthen our balance sheet. The invitation was also designed to provide liquidity to security holders.

On August 31, 2012, we and Santander Financial Exchanges Limited announced that the holders had agreed to sell an aggregate principal amount of €755 million for the securities traded in euros and £311 million for the securities traded in sterling.

Termination of the agreement to purchase Royal Bank of Scotland branch offices

On October 15, 2012, we announced that the agreement for the sale by The Royal Bank of Scotland (“RBS”) to Santander UK of approximately 300 branches of RBS in England and Wales and NatWest in Scotland (the “Business”) would not be completed due to the foreseeable failure to meet the conditions precedent by the agreed final deadline of February 2013.

Santander and Elavon agreement

On October 19, 2012, we announced that we had reached an agreement with Elavon Financial Services Limited (“Elavon”) to jointly operate a payment services business for credit and debit cards through merchants’ point of sale terminals in Spain.

The transaction involves the incorporation of a joint venture company whose share capital will be held 51% by Elavon and 49% by the Bank, and to which Santander Group will transfer its aforementioned payment services business in Spain (excluding that of Banesto).

The transaction was completed in the first half of 2013 and generated a gain of €122 million (€85 million net of tax).

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

January 1, 2013 was established as the date from which the transactions of Banif were considered to have been performed for accounting purposes for the account of the Bank.

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

Capital Increases

As of December 31, 2012, our capital had increased by 1,412,136,547 shares, or 15.85% of our total capital as of December 31, 2011, to 10,321,179,750 shares as a result of the following transactions:

•	Valores Santander: On March 30, 2012, we informed that the Ordinary General Shareholders’ Meeting held that day had resolved to grant the holders of Valores Santander an option to convert their securities on four occasions before October 4, 2012, the mandatory conversion date for the outstanding Valores Santander. As a result on June 7, 2012, July 5, 2012, August 7, 2012, September 6, 2012 and October 9, 2012 we issued 73,927,779, 193,095,393, 37,833,193, 14,333,873 and 200,311,513 new shares related to the conversion requests of 195,923, 511,769, 98,092, 37,160 and 519,300 Valores Santander, respectively.

•	Scrip Dividend: On January 31, 2012, May 2, 2012, July 31, 2012 and November 2, 2012, we issued 167,810,197 shares, 284,326,000 shares, 218,391,102 shares and 222,107,497 shares, giving rise to capital increases of €83,905,098.50, €142,163,000, €109,195,551 and €111,053,748.50, respectively.

As of December 31, 2013, our capital had increased by 1,012,240,738 shares, or 9.81% of our total capital as of December 31, 2012, to 11,333,420,488 shares as a result of the following transactions:

•	Scrip Dividend: On January 30, 2013, April 30, 2013, July 31, 2013 and October 31, 2013, we issued 217,503,395 shares, 270,917,436 shares, 282,509,392 shares and 241,310,515 shares, giving rise to capital increases of €108,751,697.50, €135,458,718, €141,254,696 and €120,655,257.50, respectively.

As of December 31, 2014, our capital had increased by 1,250,994,171 shares, or 11.04% of our total capital as of December 31, 2013, to 12,584,414,659 shares as a result of the following transactions:

•	Scrip Dividend: On January 30, 2014, April 29, 2014, July 30, 2014 and November 5, 2014, we issued 227,646,659 shares, 217,013,477 shares, 210,010,506 shares and 225,386,463 shares (2.01%, 1.92%, 1.85%, and 1.99% of the share capital, respectively), giving rise to capital increases of €113,823,329.50, €108,506,738.50, €105,005,253 and €112,693,231.50, respectively.

•	Acquisition of non-controlling interests in Banco Santander (Brasil) S.A.: On November 4, 2014 we issued 370,937,066 shares (3.27% of the share capital) giving rise to a capital increase of €185,468,533.

Other Material Events

Asset quality review

On October 26, 2014, regarding the asset quality review (AQR) carried out by the European Central Bank and the European Banking Authority, we announced:

•	That such review, carried out with reference to December 2013, affected 16 portfolios in 7 countries, accounting for more than 50% of our risk assets.

•	That the impact of the analysis on CET1 was not material (decrease of 4 basis points). The non-performing loan ratio of the reviewed portfolios increased 0.14 percentage points post-AQR, which showed that coverage was appropriate and that risks were correctly classified.

Furthermore, with respect to the stress test applied to all countries where we operate and which covered a three-year period (2014—2016) with two scenarios (base and adverse), the results were as follows:

•	In the base scenario, we increase our capital ratio (CET1) as of December 31, 2016 by 1.6 percentage points to 12%.

•	In the adverse scenario, the CET1 ratio dropped 1.4 percentage points, to 9%. That ratio was 3.5 percentage points above the required minimum, meaning that in this scenario, we would exceed the required capital amount by close to €20 billion.

Recent Events

Scrip dividends

At its meeting of January 12, 2015, the Bank’s executive committee resolved to apply the Santander Dividendo Elección scrip dividend scheme on the dates on which the third interim dividend is traditionally paid, whereby the shareholders were offered the option of receiving an amount equivalent to said dividend, the gross amount of which was €0.146 per share, in shares or cash.

On January 29, 2015 we announced that the holders of 83.73% of the free allotment rights chose to receive new shares. Thus, the definitive number of ordinary shares of €0.5 of face value issued in the free-of-charge capital increase is 262,578,993, corresponding to 1.90% of the share capital, and the amount of the capital increase is €131,289,496.50. The value of the remuneration corresponding to the holders of free allotment rights who requested new shares amounts to €1,686,807,451.03. The shareholders holding the remaining 16.27% of the free allotment rights have accepted the irrevocable undertaking to acquire free allotment rights assumed by Banco Santander. Consequently, Banco Santander has acquired 2,244,531,167 rights for a total gross consideration of €327,701,550.38. Banco Santander has waived the free allotment rights so acquired.

On April 10, 2015 we announced the information in connection with the flexible remuneration program Santander Dividendo Elección (scrip dividend scheme) to be applied to the final 2014 dividend. The shareholders were offered the option of receiving an amount equivalent to said dividend, the gross amount of which was €0.151 per share, in shares or cash.

Capital increase

On January 8, 2015, an extraordinary meeting of the board of directors took place to:

(i) Approve a capital increase with the exclusion of pre-emption rights for an amount of up to €7,500 million, which represents approximately 9.6% of the share capital of Banco Santander before the capital increase. The transaction was implemented through an accelerated book-building. The objective of this transaction was to accelerate our plans to grow organically allowing us to increase both customer credit and market share in our core geographies, and to take advantage of our business model. Our capital was increased for a nominal amount of €606,796,117 through the issuance of 1,213,592,234 ordinary shares of Banco Santander with a nominal value of 0.50 each. The price for the new shares was fixed at €6.18 per share. Consequently, the total amount of the capital increase was of €7,500,000,006.12 euros (€606,796,117 nominal amount and €6,893,203,889.12 share premium). The new shares were admitted to trade in the Spanish markets on January 12, 2015.

(ii) Reformulate the dividend policy of Banco Santander to take effect with the first dividend to be paid with respect to our 2015 results, in order to distribute 3 cash dividends and a scrip dividend relating to such 2015 results. Each of these dividends will have an estimated amount of 5 euro cents.

Merger of Santander Asset Management and Pioneer Investments

On April 23, 2015, we announced that we had reached a preliminary and exclusive agreement with our partners Warburg Pincus and General Atlantic, subject to the signing of final terms, to merge Santander Asset Management and Pioneer Investments to create a leading global asset manager in Europe and Latin America. The combined company, with approximately €353 billion in assets under management at the close of 2014, will be called Pioneer Investments.

The agreement contemplates the creation of a new company into which the local asset managers of Santander Asset Management and Pioneer Investments will be incorporated. Santander will have a direct 33.3% stake in the new company, UniCredit will have a 33.3% stake, and private equity fund managers Warburg Pincus and General Atlantic will share a 33.3% stake. Pioneer Investments’ operations in the United States will not be included in the new company but will be owned by UniCredit (50%) and Warburg Pincus and General Atlantic (50%).

The transaction values Santander Asset Management at €2.6 billion and Pioneer Investments at €2.75 billion. Warburg Pincus and General Atlantic will make an additional equity investment into the company as part of the transaction. This transaction will not have any material impact on our capital. Following the signing of the preliminary agreement, the parties will work towards signing a definitive binding agreement which will be subject to the customary regulatory and corporate approvals.

B. Business overview

At December 31, 2014, we had a market capitalization of €88.0 billion, stockholders’ equity of €80.8 billion and total assets of €1,266.3 billion. We had an additional €161.8 billion in managed and marketed customer funds at that date. As of December 31, 2014, we had 56,245 employees and 5,482 branch offices in Continental Europe, 25,599 employees and 929 branches in the United Kingdom, 85,009 employees and 5,729 branches in Latin America, 15,919 employees and 811 branches in the United States and 2,633 employees in Corporate Activities (for a full breakdown of employees by country, see “Item 6. Directors, Senior Management and Employees—D. Employees” herein).

We are a financial group operating principally in Spain, the United Kingdom, other European countries, Brazil and other Latin American countries and the United States, offering a wide range of financial products.

In Latin America, we have majority shareholdings in banks in Argentina, Brazil, Chile, Colombia, Mexico, Peru and Uruguay.

Grupo Santander maintains the general criteria used in our 2013 Form 20-F, with the following exceptions:

1) In the Group’s financial statements

•	The Group has applied IFRIC 21, Levies, which addresses the accounting for a liability to pay a levy if that liability is within the scope of IAS 37. The adoption of IFRIC 21 gave rise to a change in the recognition of the contributions made by Santander UK to the Financial Services Compensation Scheme and of the contributions made by the Group’s Spanish financial institutions to the Deposit Guarantee Fund. Pursuant to the applicable standard, this change was applied retrospectively, giving rise to changes in the balances for 2013 (negative impacts of €195 million on attributable profit and of €65 million on the Group’s reserves) and 2012 (negative impacts of €12 million on attributable profit and of €53 million on the Group’s reserves).

•	Some corporate transactions recently carried out by the Group involved changes in the consolidation method. Taking control of SCUSA in 2014 led to the full consolidation of SCUSA, which was previously accounted for by the equity method. Conversely, the sale of a controlling stake in asset management companies at the end of 2013 requires us to consolidate them by the equity method instead of by full consolidation.

2) In businesses

•	The United States area includes Santander Bank, Santander Consumer USA, which is now consolidated through full consolidation, and Puerto Rico, which was previously included in Latin America.

•	The Santander Asset Management units that were sold are consolidated by the equity method in the various countries in which we operate.

3) Other adjustments

•	The annual adjustment was made of the perimeter of the Global Customer Relationship Model between Retail Banking and Global Banking and Markets. This change has no impact on the geographic segments.

•	The Asset Management and Insurance area is now called Private Banking, Asset Management and Insurance. As compared to the figures published in 2013, the domestic private banking units of Spain, Portugal, Italy, Brazil, Mexico and Chile are included in this new business segment (with management shared with local banks), as well as Santander Private Banking in Latin America (previously included under the Retail Banking segment).

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

The reported segments are:

•	Continental Europe. This covers all retail banking business, wholesale banking and private banking and asset management and insurance in this region. This segment includes the following units: Spain, Portugal, Poland, Santander Consumer Finance (which includes the consumer business in Europe, including that of Spain, Portugal and Poland) and Spain’s run-off real estate.

•	United Kingdom. This includes retail and wholesale banking, private banking and asset management and insurance conducted by the various units and branches of the Group in the country.

•	Latin America. This embraces all the Group’s financial activities conducted via its subsidiary banks and subsidiaries. It also includes the specialized units of Santander Private Banking, as an independent and globally managed unit, and the Bank’s New York branch’s business.

•	United States. Includes the businesses of Santander Bank, Santander Consumer USA and Puerto Rico.

Second (or business) level. This segments the activity of our operating units by type of business. The reported segments are:

•	Retail Banking. This area covers all customer banking businesses (except those of private banking and Corporate Banking, managed through the Global Customer Relationship Model). Also included in this business area are the results of the hedging positions taken in each country within the scope of the relevant ALCO portfolio.

•	Global Wholesale Banking. This business reflects the revenues from global corporate banking, investment banking and markets worldwide including all treasuries managed globally, both trading and distribution to customers (after the appropriate distribution with Retail Banking customers), as well as equities business.

•	Private Banking, Asset Management and Insurance. This includes the contribution to the Group for the design and management of mutual and pension funds and insurance, conducted in some cases via wholly-owned subsidiaries and in others via subsidiaries in which the Group participates through joint ventures with specialists. In both cases, the subsidiaries pay fees to the distribution networks used to place these products (basically the Group’s, though not exclusively) via agreements. This means that the result recorded in this segment is net for each of the subsidiaries included, in accordance with their participation and consolidation method, (i.e. deducting the distribution cost of sharing agreements from gross income). It also includes private banking business as defined above.

•	Spain’s run-off real estate. This unit includes loans to customers in Spain whose activity is mainly real estate development, equity stakes in real estate companies and foreclosed assets.

In addition to these operating units, which cover everything by geographic area and business, we continue to maintain a separate Corporate Activities area. This area incorporates the centralized activities relating to equity stakes in financial companies, financial management of the structural exchange rate position and of the Parent bank’s structural interest rate risk, as well as management of liquidity and of stockholders’ equity through issues and securitizations. As the Group’s holding entity, the Corporate Activities area manages all capital and reserves and allocations of capital and liquidity. It also incorporates the goodwill’s impairment but not the costs related to the Group’s central services except for corporate and institutional expenses related to the Group’s functioning.

For purposes of our financial statements and this annual report on Form 20-F, we have calculated the results of operations of the various units of the Group listed below using these criteria. As a result, the data set forth herein may not coincide with the data published independently by each unit individually.

First level (or geographic):

Continental Europe

Continental Europe includes all activities carried out in this region: retail banking, global wholesale banking, private banking, asset management and insurance, as well as Spain’s run-off real estate. During 2014, there were four main units within this area: Spain, Portugal, Poland and Santander Consumer Finance.

Continental Europe is the largest business area of Grupo Santander by assets. At the end of 2014, it accounted for 36% of managed and marketed customer funds, 37% of total loans to customers and 27% of profit attributed to the Parent bank’s total operating areas.

The area had 5,482 branches and 56,245 employees (direct and assigned) of which 3,476 were temporary employees, at the end of 2014.

In 2014, this segment obtained attributable profit of €2,079 million, an increase of €952 million or 84% mainly due to improved net interest margin (which increased by €605 million) and to the decrease in impairment losses on financial assets (which decreased by €806 million). Return on equity (“ROE”) stood at 8.1%.

Spain

We have a solid retail presence in Spain (3,511 branches, 4,986 ATMs and 12.6 million customers), which is reinforced with global businesses in key products and segments (wholesale banking, private banking, asset management, insurance and cards).

In order to consolidate the Group’s leadership in Spain and increase profitability and efficiency, Santander merged its two large retail networks (Santander and Banesto) and its private bank (Banif) in 2013. See “—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations”.

The integration was completed in July 2014, ahead of schedule. All private banking clients were incorporated to Banif’s specialized customer attention model. We took advantage of the integration to optimize segmentation and specialization of branches, with a particular emphasis on private banking, Select and company banking, and increasing coverage in specialized portfolios to almost 100%.

At the end of 2014, we had 3,511 branches and a total of 24,979 employees (direct and assigned), all of which were hired on a full time basis.

In 2014 Spain showed sound recovery of economic growth which, combined with the improvement in financial condition (10 year risk premium of 107 basis points at year end), boosted retail banking flows of credit to both households and SMEs. However, the balance of loans to businesses and households declined once again, due to the deleveraging in some sectors and the increasing number of debt issuances by large companies. Deposits were down slightly in response to the decrease in term in an environment of low interest rates that benefited investment funds.

In 2014, profit attributable to the Parent bank in Spain was €1,121 million, a €655 million or 141% increase as compared to 2013, while the ROE was 9.9% (as compared to 3.9% in 2013). The main factors contributing to the growth were: (i) a €411 million increase in net interest income, reflecting the lower cost of deposits, (ii) a €326 million decrease in net gains on financial assets and liabilities, due to lower income from wholesale banking, (iii) a €252 million drop in operating expenses, due to synergies from the merger and optimization plans, and (iv) a €666 million decrease in impairment losses on financial assets, due to lower net entries in non-performing loan balances as credit quality improves.

In 2014, Spain’s lending decreased by 2%, managed and marketed customer funds increased by 2% with deposits decreasing by 2%, marketable debt securities diminishing by 82% and mutual and pension funds growing by 22%. The increase in mutual and pension funds of €9,629 million due to the greater demand for these products and the improved performance of the markets, with the accompanying increase in share prices, was offset in part by the decrease in marketable debt securities of €3,248 million.

The non-performing loans (“NPL”) ratio was 7.38%, an 11 basis point decrease as compared to 2013. The coverage ratio remained at 45%.

Portugal

Our main Portuguese retail and investment banking operations are conducted by Banco Santander Totta, S.A. (“Santander Totta”).

At the end of 2014, Portugal had 594 branches and 5,410 employees (direct and assigned), of which 42 employees were temporary.

In 2014, profit attributable to the Parent bank was €189 million, a €75 million or 65% increase from 2013. The main drivers for the increase were the growth in net interest income (€32 million as a result of the lower funding costs), a €37 million increase in net gains on financial assets and liabilities (greater gains in portfolio management) which offset the €38 million drop in net fees and commissions (affected by both the lower business volume and regulatory changes), and a €69 million decrease in impairment losses on financial assets (benefiting from the decrease in net non-performing loans entries over the past 12 months).

In 2014, the strategy of the Group in Portugal remained closely focused on raising levels of profitability and market share in the various segments. At the same time, management of net interest income and non-performing loans continued to be critical strategic priorities. On the liability side, a cost reduction strategy was combined with a notable increase in liabilities, as a result of harnessing market opportunities and a flight-to-quality effect in order to grow. On the asset side, greater emphasis was placed on the business segment.

Lending continued to decline with a decrease of 5% for 2014 due to the deleveraging environment. At the end of 2014, managed and marketed customer funds increased by 3% with a 1% decrease in deposits, a 23% increase in marketable debt securities, and a 15% increase in mutual and pension funds.

The year 2014 ended with an NPL ratio of 8.89%, as compared to 8.12% at the end of 2013. The coverage ratio stood at 52% compared to 50% in December 2013. The ROE increased 232 basis points to 8.1%.

Poland

In February 2012, Banco Santander, S.A. and KBC Bank NV (KBC) reached an investment agreement for the merger of their subsidiaries in Poland, BZ WBK S.A. and Kredyt Bank S.A., which was put into effect in early 2013, after the necessary approval was received from the Polish financial supervisor (KNF). For further details see “Item 4. Information on the Company—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations— Merger of Bank Zachodni WBK S.A. and Kredyt Bank S.A.”

In the second half of 2014 the merger of BZ WBK and Kredyt Bank was completed.

Santander is the third largest bank in Poland in terms of loans and deposits (market share of 8.9% and 9.5%, respectively, including the business of Santander Consumer Finance in the country). Excluding that business, the market shares are 7.5% in loans and 8.3% in deposits. The unit in Poland had 788 branches, 115 agencies and 11,971 employees (direct and assigned), of which 1,306 employees were temporary, at the end of 2014.

In 2014, attributable profit was €358 million, €24 million or 7% higher than 2013. Income benefited from the increase in total income of €58 million and a decrease in operating expenses of €11 million. Attributable profit was affected by higher taxes (€28 million) and minority interests (€16 million).

Customer loans increased 5%, managed and marketed customer funds increased 7% with a 9% increase in deposits. The NPL ratio decreased 42 basis points to 7.42% and the coverage ratio decreased 2 percentage points to 60%. The ROE stood at 16.2% compared to 15.9% in 2013.

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

The following agreements were entered into in 2014 and strengthen SCF’s position in its markets: (i) the agreement with Banque PSA Finance (PSA Peugeot Citroën Group), (ii) the acquisition in Spain of 51% of Financiera El Corte Inglés, and (iii) the acquisition of GE Nordics (GE Money’s business in Norway, Sweden and Denmark). See “—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations”.

At the end of 2014, this unit had 579 branches and 13,046 employees (direct and assigned), of which 1,240 employees were temporary.

In 2014, this unit generated €891 million in profit attributable to the Parent bank, a €97 million or 12% increase compared with 2013. The effective management of asset spreads and the reduction in the cost of deposits absorbed the decrease in interest rates, leading to a €126 million increase in net interest income. Fees and commissions were up by €49 million compared to 2013. Operating expenses rose by €61 million, almost entirely due to the addition of new units in Spain and the Nordic countries (without the impact of changes in the scope of consolidation, operating expenses were down 0.5%). Impairment losses on financial assets were down by €21 million, taking the cost of lending to all-time lows (under 1%), and reflecting a high credit quality for the business.

Customer loans increased by 8%, and managed and marketed customer funds increased by 13%, mainly due to a 51% increase in marketable debt securities. The NPL ratio increased 81 basis points to 4.82% while the coverage decreased to 100% from 105% in 2013, impacted by the entry of GE Nordics. Without taking into account the impact of GE Nordics, the NPL ratio and coverage ratio would have been 3.86% and 106%, respectively.

Spain run-off real-estate

This segment focuses on: (i) managing real estate clients with whom the Group holds potentially problematic exposures in order to reduce their exposure, and (ii) property and land management, which includes the sale of existing properties and, in certain cases, real estate development and subsequent marketing and sale. This segment also includes our investments in the Spanish Bank Restructuring Asset Management Company, or SAREB, see note 8.b.ii to our consolidated financial statements. As of the end of 2014, the stake in Metrocavesa was consolidated by global integration. See “—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations—Metrovacesa, S.A.” in our 2014 Form 20-F.

At the end of 2014, this segment had 490 employees.

The Group’s strategy in recent years has been directed at reducing exposure to these assets, which at year end totaled €8,114 million net and were down by €2,667 million or 25% year on year.

In 2014, this segment had €583 million of losses attributable to the Parent bank, representing €52 million decrease in losses compared to 2013, resulting from the decrease in interest income, a fall in impairment losses and lower write-downs recorded in 2014.

United Kingdom

As of December 31, 2014, the United Kingdom accounted for 31% of the total managed and marketed customer funds of the Group’s operating areas. Furthermore, it accounted for 34% of total loans to customers and 21% of profit attributed to the Parent bank’s total operating areas.

Santander UK is focused on the United Kingdom. Around 79% of customer loans are prime mortgages for homes in the U.K. The portfolio of mortgages is of high quality, with no exposure to self-certified or subprime mortgages while buy to let loans represent around 2% of customer loans. As of December 31, 2014, the loan to deposit ratio was 124%, one percentage point higher than at December 31, 2013.

Santander UK’s strategy continued to be centered on three priorities: increasing customer loyalty and satisfaction, being the “bank of choice” for U.K. businesses, and maintaining balance sheet profitability and strength.

At the end of 2014, we had 929 branches and a total of 25,599 employees (direct and assigned), of which 441 employees were temporary, in the United Kingdom.

In 2014, Santander UK contributed €1,576 million profit attributable to the Parent bank, a €427 million or 37% increase from 2013. The ROE was 11.2% (as compared to 8.9% in 2013). The main developments were: (i) a €783 million increase in net interest income due to the reduced cost of retail deposits, (ii) a €421 million increase in operating expenses due to investments in the retail banking and business segments, which were partially offset by the efficiency plans being implemented, and (iii) a €248 million decrease in impairment losses on financial assets mainly due to improved credit quality throughout the range of products we offer and the improved economic environment.

As of December 31, 2014, loans and advances to customers increased by 9%, or 2% excluding the exchange rate impact, and managed and marketed customer funds increased 8%, or 0.4% excluding the exchange rate impact, with a 8% growth in deposits, or 1% excluding the exchange rate impact, and a 9% growth, or 1% excluding the exchange rate impact in marketable debt securities. The NPL ratio decreased 19 basis points to 1.79% and the coverage ratio stood at 42%.

Latin America

At December 31, 2014, we had 5,729 branches and 85,009 employees (direct and assigned) in Latin America, of which 3,242 were temporary employees. At that date, Latin America accounted for 26% of the total managed and marketed customer funds, 20% of total loans to customers and 41% of profit attributed to the Parent bank’s total operating areas.

Our Latin American banking business is principally conducted by the following banking subsidiaries:

	Percentage held at December 31, 2014		Percentage held at December 31, 2014

Banco Santander (Brasil), S.A.	89.02	Banco Santander, S.A. (Uruguay)	100.00

Banco Santander Chile	67.01	Banco Santander Perú, S.A.	100.00

Banco Santander (Mexico), S.A., Institución de Banca Múltiple, Grupo Financiero Santander	75.05	Banco Santander Río, S.A. (Argentina)	99.30

Banco Santander de Negocios Colombia S.A.	99.99

We engage in a full range of retail banking activities in Latin America, although the range of our activities varies from country to country. We seek to take advantage of whatever particular business opportunities local conditions present.

Our significant position in Latin America is attributable to our financial strength, high degree of diversification (by countries, businesses, products, etc.), and the breadth and depth of our franchise. Grupo Santander has the region’s largest international franchise. It has over 49 million customers and market share of 9.9% in loans and 10.1% in deposits.

Profit attributable to the Parent bank from Latin America in 2014 was €3,150 million, a €29 million or 1% decrease as compared to 2013. However, in local currencies and eliminating the perimeter effect (the units of Santander Asset Management “SAM” that were sold and which we now consolidate by the equity method in the various applicable countries), attributable profit increased by 10%. The ROE reached 14.0% (as compared to 13.8% in 2013). Net interest income fell by €1,041 million or 7%, however in local currencies and eliminating the perimeter effect, net interest income increased 3%, mainly affected by the change in business mix toward lower cost of credit products and also reduced spreads. Operating expenses decreased by €505 million or 6%, however, excluding the exchange rate impact and the perimeter effect, expenses grew by 5% mainly due to investment in networks and commercial projects (some traditional and others focused on priority customer segments) and inflationary pressures on employee compensation and contracted services. Impairment losses on financial assets declined €1,342 million or 21% mainly due to the improvement in Brazil continuing the trend started at the beginning of 2013.

As of December 31, 2014, loans and advances to customers increased by 12% (the perimeter effect does not affect loans as SAM does not engage in the credit business). Managed and marketed customer funds increased 15%, with a 13% growth in deposits and a 44% growth in loans due to credit institutions. The NPL ratio decreased 35 basis points to 4.65% and the coverage ratio stood at 85% at December 31, 2014.

Detailed below are the performance highlights of the main Latin American countries in which we operate:

Brazil. Santander Brazil is the country’s third largest private sector bank by assets and the largest foreign bank in the country. The institution operates in the main regions, with 3,411 branches and points of banking attention, 14,856 ATMs, 46,464 employees (direct and assigned), all of which were hired on a full time basis and more than 31 million customers at the end of 2014.

During 2014, Santander Brazil’s strategy, as a bank with a wide range of products and focus on commercial banking consisted of the following: to improve customer satisfaction and loyalty, to increase the recurring and sustainable nature of transactions, to increase productivity, to strengthen the business lines with lower market share, to maintain capital and liquidity discipline with the objective of preserving the strength of the balance sheet, to manage regulatory changes and to harness opportunities for growth.

During 2014 Santander Brazil entered into or effected the following agreements/acquisitions:

•	Agreement to create a joint venture with Banco Bonsucesso to leverage activities in the payroll business, as well as increase the number of products offered and improve the distribution and marketing capacity. This transaction closed in the first quarter of 2015.

•	Acquisition of 50% of SuperBank, a digital platform that sells financial products and services for the individuals segment, with a more efficient structure.

•	Purchase of GetNet to strengthen the credit cards business. Banco Santander (Brasil) S.A. has an indirect participation in GetNet with a stake of 88.5%.

Profit attributable to the Parent bank from Brazil in 2014 was €1,558 million, a €19 million or 1% decrease (+8% in local currency) as compared to 2013. Total income fell €1,557 million or 11% (or 3% in local currency and at constant perimeter) compared with 2013. This decrease was due to (i) an 11%, or 3% decrease in local currency and excluding the perimeter effect, in net interest income due to the portfolio’s change in mix to lower risk products/segments and reduced spreads on loans, and (ii) an 82%, or 81% decrease in local currency and excluding the perimeter effect, in trading gains because of the reduced gains from market activity in 2014. Operating expenses decreased by 8% compared with 2013, however in local currency and at constant perimeter they rose 1%, remaining well below the inflation rate. Credit quality continues to improve as loan loss provisions declined by 25%, or 18% in local currency (the perimeter effect did not have an impact). The ROE stood at 13.3%.

During 2014, total loans increased by 12%, or 10% in local currency, mainly due to an increase in mortgages (34%), where market penetration is still low, and large companies (24%). Loan volumes in segments with low risk/spreads such as agri-business (23%) and loans through the Brazilian Development Bank (21%), where we want to increase our presence, also rose strongly. Managed and marketed customer funds increased by 14% with deposits growing by 12%, loans due to credit institution increasing by 77% and mutual and pension funds growing by 17%. The NPL ratio was 5.05% at December 31, 2014 compared with 5.64% at December 31, 2013. The coverage ratio stood at 95% at December 31, 2014.

Mexico. Banco Santander (Mexico), S.A., Institución de Banca Múltiple, Grupo Financiero Santander, is one of the leading financial services companies in Mexico. In the fourth quarter of 2013, Mexico acquired ING Hipotecaria, which consolidated the Bank as the country’s second largest mortgage provider. Santander is the third largest banking group in Mexico by business volume, with a market share in loans of 13.8% and 13.7% in deposits. As of December 31, 2014, it had 1,347 branches throughout the country, 16,933 employees (direct and assigned), of which 3,117 were temporary and more than 11 million customers.

Profit attributable to the Parent bank from Mexico in 2014 declined 7% (or 4% eliminating the exchange rate impact and the perimeter effect) to €660 million. Total income increased 1%, or 6% in local currency and eliminating the perimeter effect, supported by increased business activity and effective management of spreads. Operating expenses rose 2%, or 7% excluding the exchange rate impact and the perimeter effect, due to the greater installed capacity, with the opening of 95 branches in 2014. Loan loss provisions declined 6%, or 2% in local currency (the perimeter effect did not have an impact). As a result, operating profit before taxes increased 4%, or 9% in local currency and eliminating the perimeter effect. However, the normalization of the effective tax rate (7.8% in 2013 and 19.5% in 2014) offset the increase in profit before taxes. The ROE was 14.3% at December 31, 2014, compared to 15.2% at December 31, 2013.

Loans increased by 16% while managed and marketed customer funds increased by 15% mainly due to an increase of 16% in deposits.

At December 31, 2014, the NPL ratio increased 18 basis points to 3.84% while the coverage ratio was 86%.

Chile. Banco Santander Chile is the leading bank in Chile in terms of assets and customers, with a particular focus on retail activity (individuals and SMEs). As of December 31, 2014, its market share in loans was 19.2% and in deposits 17.6%. Of note is its share of loans to individuals – it is the leader in consumer finance with a market share of 24.6% and in mortgages with a market share of 20.9%. As of December 31, 2014, Banco Santander Chile had 475 branches, 12,081 employees (direct and assigned), all of which were hired on a full time basis, 1,645 ATMs and 3.6 million customers.

Profit attributable to the Parent bank from Chile increased 17% to €509 million (or 35% in local currency and excluding the perimeter effect). Total income decreased 2% with a 2% increase in net interest income and 11% fall in income from commissions. Operating expenses and loan loss provisions decreased 9% and 13%, respectively.

In local currency and at constant perimeter total income increased by 13%, backed by: (i) an 18% increase in net interest income spurred by growth of volumes in target segments, due to the better mix of deposits and the rise in earnings from the inflation-indexed UF portfolio, and (ii) a 2.2% increase in income from commissions from means of payment (11%), mutual funds (17%) and transaction banking, which offset the impact of the regulatory changes that limited insurance fees we can charge to our customers. Operating expenses rose 6% which is slightly above the inflation rate, due to investments in technology. Loan loss provisions were essentially unchanged with a slight increase of 0.5%. For 2014, the ROE was 19.9%, the NPL ratio increased by 6 basis points to 5.97% and the coverage ratio was 52%.

In 2014, customer loans increased 6% and managed and marketed customer funds rose by 14% resulting from an 11% increase in customer deposits and a 37% growth in mutual and pension funds.

Argentina. Santander Río is the country’s leading private sector bank in terms of assets, loans and customer funds, with market shares of 9.2% in lending and 9.5% in deposits at December 31, 2014. At that date in Argentina we had 396 branches, 7,275 employees and 2.5 million customers.

During the year, lending and deposits increased 7% and 15%, respectively. Nevertheless, in local currency lending rose 23%, focused on lending to SMEs and companies, deposits increased 31%, with similar growth in time deposits (40%) and demand deposits (26%). Loan and deposit growth and trends were aligned with the market.

Profit attributable to the Parent bank was €298 million, an 10% decrease compared with 2013. However, in local currency profit attributable to the Parent bank increased 33% due to improved net interest income and fee and commissions income. At the end of 2014, the ROE was 33.5% and the NPL ratio was 1.61% compared with 33.5% and 1.42% at the end of 2013, respectively.

Uruguay. The Group maintained its leadership in Uruguay. We are the largest private sector bank in the country, with a market share in lending of 17.7% and 15.1% in deposits. Overall, the Group had 89 branches, 1,221 employees and over 500,000 customers in the country at December 31, 2014.

Lending increased by 17%, with particular growth in individual customers and SMEs, and deposits rose by 18%, in each case compared with 2013. Attributable profit in Uruguay was €54 million, an increase of 2%, or 16% in local currency, mainly due to the increase in net interest income and income from fees and commissions.

Peru. As of December 31, 2014, Banco Santander Perú, S.A. had 1 branch and 117 employees. The unit’s activity is focused on companies and on the Group’s global customers. A new auto finance company began to operate in 2013, together with a well-known international partner with considerable experience in Latin America. The company has a specialized business model, focused on service and with products that enable customers to acquire any brand of new car from any dealer in Peru.

Profit attributable to the Parent bank from Peru was €24 million, a 25% increase, or a 31% increase in local currency, compared with 2013.

Colombia. Banco Santander de Negocios Colombia S.A. began operating in January 2014. The bank targets the corporate and business markets, with a special focus on global customers and local customers aiming to expand to gain international presence.

Colombia had a €5.1 million loss attributable to the Parent bank.

United States

The U.S. segment includes Santander Holdings USA (SHUSA), a bank holding company with two distinct lines of business: retail banking, via its subsidiary Santander Bank and Banco Santander Puerto Rico since 2014, and consumer finance business through its stake in Santander Consumer USA Inc. (SCUSA).

The business model of Santander Bank, with 705 branches, 10,060 employees (direct and assigned), all of which were hired on a full time basis, and two million customers at December 31, 2014, focuses on retail customers and companies. It conducts business in the north east of the United States, an area that generates 22% of the country’s GDP.

Santander Puerto Rico had 54 branches, 410,000 customers, 1,430 employees and market shares of 10.0% in lending and 11.7% in deposits, as well as a network of 52 shops that tend to our consumer clients, in each case at December 31, 2014. It focuses on individuals and companies.

SCUSA, based in Dallas, has 4,429 employees and specializes in consumer finance, mainly auto finance and leasing of new and used vehicles (mainly focused on retail customers, although also on vehicle dealers), and on unsecured consumer loans, as well as servicing of portfolios for third parties.

At December 31, 2013, our stake in the company was recorded by the equity method. In the first quarter 2014, SCUSA completed an initial public offering of shares at a price of $24 per share, and is now listed on the New York Stock Exchange. As of December 31, 2014, we retain a 60.5% stake; as a result, since 2014 we are fully consolidating SCUSA’s financial statements.

The U.S. segment accounted for 7% of the total managed and marketed customer funds, 9% of total loans to customers and 11% of profit attributed to the Parent bank’s total operating areas.

The U.S. segment obtained attributable profit of €800 million in 2014, in line with the €803 million obtained in 2013. Total income increased €3,157 million or 127%, however, excluding the perimeter effect (as SCUSA was fully consolidated in 2013 and as Puerto Rico was included in this segment in 2013) and exchange rates, total income increased by 16%. This growth was mostly due to the increase in lending by SCUSA while Santander Bank was affected by the reduction in the investments portfolio that impacted net interest income, as well as the decline in fee income largely due to new regulations limiting fees charged on overdrafts. Operating expenses rose €589 million or 41%, or 8% eliminating the perimeter effect, largely due to increased expenses associated with regulatory compliance. Loan loss provisions increased €2,186 million or €713 million eliminating the perimeter effect, mainly due to SCUSA’s lending growth.

For 2014, ROE was 7.96% and the NPL ratio was 2.54%, which represents a 109 and 55 basis point reduction from 2013, respectively. The coverage ratio stood at 193% at year end.

Second or business level:

Retail Banking

Retail Banking’s profit attributable to the Parent bank in 2014 increased 16% (or 26% on a comparable basis as if Private Banking were excluded in 2013 and excluding the impact of exchange rates), to €5,871 million. The results were impacted by: (i) a 12% increase in net interest income (or 7% without the perimeter effect (as if Private Banking were excluded in 2013 and SCUSA was fully consolidated in 2013) and excluding the impact of exchange rates), (ii) a 1% decrease in operating expenses as the depreciation of Latin American currencies offset the perimeter effect and the investments made to develop the network and businesses, and (iii) a 3% increase in loan loss provisions.

In 2014, Retail Banking generated 85% of the operating areas’ total income and 77% of profit attributable to the Parent bank. This segment had 173,670 employees as of December 31, 2014, of which 6,202 were temporary.

By geographic area, the main features in 2014 were as follows:

•	Continental Europe posted a profit attributable to the Parent bank 71.4% higher than in 2013, due to increased net interest income and lower provisions.

•	Attributable profit in the U.K. increased 43%, backed by increased net interest income and reduced provisions partly offset by increased operating costs.

•	Latin America’s attributable profit decreased by 5%. However, in local currencies attributable profit increased 6% resulting from lower provisions.

•	Attributable profit in the U.S. grew 5% because of a 17% increase in total income due to the increase in net interest income. On the other hand, operating expenses increased (mainly due to increased regulatory compliance costs), and loan loss provisions grew (mainly due to the increase in lending by SCUSA and the increase in the unsecured consumer loan portfolio).

Global Wholesale Banking

This area covers our corporate banking, treasury and investment banking activities throughout the world.

Global Wholesale Banking generated 12% of total income and 21% of the profit attributable to the Parent bank in 2014. This segment had approximately 7,481 employees at December 31, 2014.

The attributable profit in 2014 was €1,614 million, an increase of 7% compared to 2013. This performance was impacted by an increase in net interest income (3%) and income from fees and commissions (13%), and from a decrease in net gains on financial assets and liabilities (-36%), increased investments in franchises under development (4%) and a decrease in loan loss provisions (-42%).

Global Wholesale Banking has 3 major areas: (i) global transaction banking (which includes cash management, trade finance and basic financing and custody), (ii) financing solutions and advisory (which includes the units that originate and distribute corporate loans or structured financing, the teams that originate bonds and securitization, the corporate finance units (mergers and acquisitions, primary equity markets, investment solutions for corporate clients via derivatives), as well as asset and capital structuring), and (iii) global markets (which include the sale and distribution of fixed income and equity derivatives, interest rates and inflation, the trading and hedging of exchange rates, short-term money markets for the Group’s wholesale and retail clients, management of books associated with distribution, brokerage of equities, and derivatives for investment and hedging solutions).

Private Banking, Asset Management and Insurance

This segment comprises all of our companies whose activity is private banking, management of mutual and pension funds and insurance.

Since December 2013, we hold a 50% ownership interest in SAM and control this company jointly with Warburg Pincus and General Atlantic. As a result, since December 2013, this company is accounted for by the equity method. See “—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations—Agreement with Warburg Pincus and General Atlantic.

In 2014, this segment accounted for 3% of total income and 9% of attributable profit to the Parent bank. Profit attributable to the Parent bank by Private Baking, Asset Management and Insurance in 2014 was €391 million or 125% higher than in 2013. Without the effect of the changes in the scope of consolidation (on a comparable basis for 2013 and 2014 assuming that the sale of 50% of the management companies took place before 2013 and that Private Banking was included in 2013), and excluding the impact of exchange rates, the increase would have been 31.3%. This increase was due to higher total income, flat operating expenses and lower loan loss provisions.

Private Banking

Attributable profit was €319 million (15.7% and 16.9% in constant euros) with a good evolution of gross income, operating expenses and loan loss provisions.

The process of developing and implementing a homogeneous model, which offers comprehensive solutions for the financial needs of the Group’s high net worth clients, through specialized commercial units in the various countries in which we operate and supported by the Group’s other global areas, continued during 2014. An important milestone in 2014 was integrating the three specialized networks in Spain, positioning Santander as the reference financial institution for high net worth clients in the country.

Asset Management

Attributable profit in 2014 was €114 million, 43% higher than in 2013, after absorbing the sale of 50% of the SAM units and the depreciation of Latin American currencies. On a comparable basis (assuming the sale of 50% of the management companies took place before 2013), attributable profit doubled due to the greater contribution of the shared fund management entities as well as the increase in business volume. Total funds under management and marketed in 2014 were 17% higher than in 2013 at €162,000 million at constant exchange rates, of which €136,000 million were mutual and pension funds, and the remainder were clients’ managed portfolios.

Under the strategic alliance with Warburg Pincus and General Atlantic to promote the global asset management business, the area continued to advance in its marketing model, backed by the strength and knowledge of local markets.

Insurance

Santander Insurance posted attributable profit in 2014 of €270 million, 15% more than in 2013. Eliminating the impact of exchange rates, attributable profit increased by 24%, mainly due to the increase in income from companies accounted for by the equity method. This line item represents the contribution of our joint venture insurers in our various strategic alliances.

We strengthened our bancassurance business via strategic alliances with insurers that are global leaders, thereby enabling our clients to access a larger and more innovative range of products. We entered into an agreement in 2014 with CNP to develop the insurance business of Santander Consumer Finance in Europe, and extend the cooperation agreement with Aegon to the Portuguese market. Our strategic agreements with Zurich in five Latin American countries, with Aegon in Spain and Aviva in Poland continued to meet our objectives. See “—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations” for further details on the CNP and Aegon agreements.

Spain’s run-off real estate

See above under “First level (or geographic)—Continental Europe—Spain’s run-off real estate.”

Corporate Activities

At the end of 2014, this area had 2,633 employees (direct and assigned) of which 957 were temporary.

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

The Corporate Activities area had a loss of €1,789 million in 2014, a 14% decrease as compared to 2013. This decrease was primarily due to an improvement in net interest income from the lower cost borrowing, increased trading gains (better results from management of assets and liabilities), and a growth in gains in other assets.

Within corporate activities, the financial management area conducts the global functions of balance sheet management, both structural interest rate and liquidity risk management (the latter via issuances and securitizations), as well as the structural position of exchange rates:

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

Hedging of net investments in the capital of businesses abroad aims to neutralize the impact on capital of converting into euros the balances of our material subsidiaries that are consolidated and whose currency is not the euro.

The Group’s policy seeks to mitigate the impact, which, in situations of high volatility in the markets, sudden changes in interest rates would have on these exposures of a permanent nature. At the end 2014, we had €15,546 million hedged relating to our investments in Brazil, the U.K., Mexico, Chile, the U.S., Poland and Norway and the instruments used were spot, foreign exchange forwards or tunnel options.

Exposures of a temporary nature—those regarding results that the Group’s units will contribute in the next 12 months in non-euro currencies—are also managed on a centralized basis in order to limit their volatility in euros.

Meanwhile, and separately from the financial management described here, Corporate Activities manages all capital and reserves and allocations of capital to each of the units, as well as providing the liquidity that some of the business units might need. The price at which these transactions are carried out is the market rate (euribor or swap) plus a risk premium associated with the hold of the funds during the life of the transaction, which in terms of liquidity, the Group supports.

Lastly, and marginally, the equity stakes of a financial nature that the Group takes within its policy of optimizing investments are reflected in Corporate Activities.

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

As stated above under “Presentation of Financial and Other Information”, we have prepared our financial statements for 2014, 2013, 2012, 2011 and 2010 under IFRS-IASB.

Average Balance Sheet - Assets and Interest Income

	Year Ended December 31,
ASSETS	2014			2013			2012
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in millions of euros, except percentages)
Cash and due from central banks
Domestic	1,737	13	0.75%	6,590	54	0.82%	21,172	91	0.44%
International	75,567	2,025	2.68%	77,467	2,647	3.42%	75,572	2,602	3.44%

	77,304	2,038	2.64%	84,057	2,701	3.21%	96,744	2,693	2.78%
Due from credit entities
Domestic	22,614	98	0.43%	28,206	152	0.54%	25,257	136	0.54%
International	59,090	1,684	2.85%	56,983	614	1.08%	45,600	898	1.97%

	81,704	1,782	2.18%	85,189	766	0.90%	70,857	1,034	1.46%
Loans and credits
Domestic	164,517	5,125	3.12%	178,227	5,755	3.23%	198,643	7,332	3.69%
International	541,635	37,050	6.84%	519,037	34,450	6.64%	550,730	38,795	7.04%

	706,152	42,175	5.97%	697,264	40,205	5.77%	749,373	46,127	6.16%
Debt securities
Domestic	44,797	1,582	3.53%	55,497	2,113	3.81%	52,382	1,946	3.72%
International	110,741	5,665	5.12%	94,144	4,322	4.59%	96,910	5,147	5.31%

	155,538	7,247	4.66%	149,641	6,435	4.30%	149,292	7,093	4.75%
Income from hedging operations
Domestic		95			85			211
International		198			125			472

		293			210			683
Other interest-earning assets
Domestic	41,774	689	1.65%	60,673	677	1.12%	75,008	803	1.07%
International	33,826	432	1.28%	41,333	453	1.10%	47,902	357	0.75%

	75,600	1,121	1.48%	102,006	1,130	1.11%	122,910	1,160	0.94%
Total interest-earning assets
Domestic	275,439	7,602	2.76%	329,193	8,836	2.68%	372,462	10,520	2.82%
International	820,859	47,054	5.73%	788,964	42,611	5.40%	816,714	48,271	5.91%

	1,096,298	54,656	4.99%	1,118,157	51,447	4.60%	1,189,176	58,791	4.94%
Investments in affiliated companies
Domestic	1,630	—	0.00%	1,223	—	0.00%	1,147	—	0.00%
International	2,135	—	0.00%	3,632	—	0.00%	3,459	—	0.00%

	3,765	—	0.00%	4,855	—	0.00%	4,606	—	0.00%
Total earning assets
Domestic	277,069	7,602	2.74%	330,416	8,836	2.67%	373,609	10,520	2.82%
International	822,994	47,054	5.72%	792,596	42,611	5.38%	820,173	48,271	5.89%

	1,100,063	54,656	4.97%	1,123,012	51,447	4.58%	1,193,782	58,791	4.92%

Other assets	101,784			91,236			92,856
Assets from discontinued operations	—			—			—

Total average assets	1,201,847	54,656		1,214,248	51,447		1,286,638	58,791

Average Balance Sheet - Liabilities and Interest Expense

	Year Ended December 31,
	2014			2013			2012
LIABILITIES AND STOCKHOLDERS EQUITY	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate

Due to credit entities
Domestic	16,006	225	1.41%	21,654	335	1.55%	55,339	761	1.38%
International	116,499	1,980	1.70%	107,956	1,635	1.51%	99,347	1,720	1.73%

	132,505	2,205	1.66%	129,610	1,970	1.52%	154,686	2,481	1.60%
Customers deposits
Domestic	170,327	1,629	0.96%	173,833	3,053	1.76%	153,399	2,850	1.86%
International	459,133	11,787	2.57%	458,506	11,752	2.56%	482,952	13,554	2.81%

	629,460	13,416	2.13%	632,339	14,805	2.34%	636,351	16,404	2.58%
Marketable debt securities
Domestic	68,571	2,242	3.27%	83,445	2,993	3.59%	95,054	3,175	3.34%
International	121,194	4,602	3.80%	105,509	3,886	3.68%	109,647	4,102	3.74%

	189,765	6,844	3.61%	188,954	6,879	3.64%	204,701	7,277	3.55%
Subordinated debt
Domestic	9,540	407	4.27%	8,547	496	5.80%	10,409	637	6.12%
International	7,762	677	8.72%	8,098	764	9.43%	10,830	1,013	9.35%

	17,302	1,084	6.27%	16,645	1,260	7.57%	21,239	1,650	7.77%
Other interest-bearing liabilities
Domestic	57,956	917	1.58%	75,386	962	1.28%	91,492	1,113	1.22%
International	55,512	1,189	2.14%	57,778	1,064	1.84%	63,062	684	1.08%

	113,468	2,106	1.86%	133,164	2,026	1.52%	154,554	1,797	1.16%
Expenses from hedging operations
Domestic		(388)			(1,138)			(974)
International		(158)			(290)			234

		(546)			(1,428)			(740)
Total interest-bearing liabilities
Domestic	322,400	5,032	1.56%	362,865	6,701	1.85%	405,693	7,561	1.86%
International	760,100	20,077	2.64%	737,847	18,811	2.55%	765,838	21,307	2.78%

	1,082,500	25,109	2.32%	1,100,712	25,512	2.32%	1,171,531	28,868	2.46%

Other liabilities	34,543			31,959			34,048

Non-controlling interest	9,757			10,066			8,424

Stockholders’ Equity	75,047			71,511			72,635

Liabilities from discontinued operations	—			—			—

Total average Liabilities and Stockholders´ Equity	1,201,847	25,109		1,214,248	25,512		1,286,638	28,868

Changes in Net Interest Income—Volume and Rate Analysis

The following tables allocate, by domicile of customer, changes in our net interest income between changes in average volume and changes in average rate for 2014 compared to 2013 and 2013 compared to 2012. We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. You should read the following tables and the footnotes thereto in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”, and the footnotes thereto.

Volume and rate analysis	IFRS-IASB 2014/2013
	Increase (Decrease) due to changes in
	Volume	Rate	Net change
	(in millions of euros)

Interest income
Cash and due from central banks
Domestic	(36)	(5)	(41)
International	(63)	(559)	(622)

	(99)	(564)	(663)
Due from credit entities
Domestic	(27)	(27)	(54)
International	24	1,046	1,070

	(3)	1,019	1,016
Loans and credits
Domestic	(432)	(198)	(630)
International	1,527	1,073	2,600

	1,095	875	1,970
Debt securities
Domestic	(386)	(145)	(531)
International	814	529	1,343

	428	384	812
Other interest-earning assets
Domestic	(252)	264	12
International	(88)	68	(20)

	(340)	332	(8)
Total interest-earning assets without hedging operations
Domestic	(1,133)	(111)	(1,244)
International	2,214	2,157	4,371

	1,081	2,046	3,127
Income from hedging operations
Domestic	10	—	10
International	73	—	73

	83	—	83
Total interest-earning assets
Domestic	(1,123)	(111)	(1,234)
International	2,287	2,157	4,444

	1,164	2,046	3,210

Volume and rate analysis	IFRS-IASB 2013/2012
	Increase (Decrease) due to changes in
	Volume	Rate	Net change
	(in millions of euros)
Interest income
Cash and due from central banks
Domestic	(87)	50	(37)
International	65	(20)	45

	(22)	30	8
Due from credit entities
Domestic	16	—	16
International	188	(472)	(284)

	204	(472)	(268)
Loans and credits
Domestic	(711)	(866)	(1,577)
International	(2,168)	(2,177)	(4,345)

	(2,879)	(3,043)	(5,922)
Debt securities
Domestic	118	49	167
International	(144)	(681)	(825)

	(26)	(632)	(658)
Other interest-earning assets
Domestic	(159)	33	(126)
International	(54)	150	96

	(213)	183	(30)
Total interest-earning assets without hedging operations
Domestic	(823)	(734)	(1,557)
International	(2,113)	(3,200)	(5,313)

	(2,936)	(3,934)	(6,870)

Income from hedging operations
Domestic	(127)	—	(127)
International	(347)	—	(347)

	(474)	—	(474)
Total interest-earning assets
Domestic	(950)	(734)	(1,684)
International	(2,460)	(3,200)	(5,660)

	(3,410)	(3,934)	(7,344)

Volume and rate analysis	IFRS-IASB 2014/2013
	Increase (Decrease) due to changes in
	Volume	Rate	Net change
	(in millions of euros)
Interest charges

Due to credit entities	(81)	(29)	(110)
Domestic	136	209	345

International	55	180	235

Customers’ deposits	(60)	(1,364)	(1,424)
Domestic	16	19	35

International	(44)	(1,345)	(1,389)

Marketable debt securities	(502)	(249)	(751)
Domestic	593	123	716

International	91	(126)	(35)

Subordinated debt	53	(142)	(89)
Domestic	(31)	(56)	(87)

International	22	(198)	(176)

Other interest-bearing liabilities	(250)	205	(45)
Domestic	(42)	167	125

International	(292)	372	80

Total interest-bearing liabilities without hedging operations	(840)	(1,579)	(2,419)
Domestic	672	462	1,134

International	(168)	(1,117)	1,285

Expenses from hedging operations	750	—	750
Domestic	132	—	132

International	882	—	882

Total interest-bearing liabilities	(90)	(1,579)	(1,669)
Domestic	804	462	1,266

International	714	(1,117)	(403)

	IFRS-IASB 2013/2012
	Increase (Decrease) due to changes in
	Volume	Rate	Net change
	(in millions of euros)
Interest charges

Due to credit entities
Domestic	(511)	85	(426)
International	141	(226)	(85)

	(370)	(141)	(511)
Customers deposits
Domestic	365	(162)	203
International	(664)	(1,138)	(1,802)

	(299)	(1,300)	(1,599)
Marketable debt securities
Domestic	(406)	224	(182)
International	(153)	(63)	(216)

	(559)	161	(398)
Subordinated debt
Domestic	(109)	(32)	(141)
International	(258)	9	(249)

	(367)	(23)	(390)
Other interest-bearing liabilities
Domestic	(204)	54	(150)
International	(62)	442	380

	(266)	496	230
Total interest-bearing liabilities without hedging operations
Domestic	(865)	169	(696)
International	(996)	(976)	(1,972)

	(1,861)	(807)	(2,668)
Expenses from hedging operations
Domestic	(164)	—	(164)
International	(524)	—	(524)

	(688)	—	(688)
Total interest-bearing liabilities
Domestic	(1,029)	169	(860)
International	(1,520)	(976)	(2,496)

	(2,549)	(807)	(3,356)

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

Earning Assets—Yield Spread	IFRS-IASB
	Year Ended December 31,
	2014	2013	2012
	(in millions of euros, except percentages)

Average earning assets
Domestic	277,069	330,416	373,609
International	822,994	792,596	820,173

	1,100,063	1,123,012	1,193,782
Interest
Domestic	7,602	8,836	10,520
International	47,054	42,611	48,271

	54,656	51,447	58,791
Net interest income (1)
Domestic	2,570	2,135	2,959
International	26,977	23,800	26,964

	29,547	25,935	29,923
Gross yield (2)
Domestic	2.74%	2.67%	2.82%
International	5.72%	5.38%	5.89%

	4.97%	4.58%	4.92%
Net yield (3)
Domestic	0.93%	0.65%	0.79%
International	3.28%	3.00%	3.29%

	2.69%	2.31%	2.51%
Yield spread (4)
Domestic	1.18%	0.83%	0.95%
International	3.08%	2.83%	3.10%

	2.65%	2.26%	2.46%

(1)	Net interest income is the net amount of interest and similar income and interest expense and similar charges. See “Income Statement” on page [9] of this annual report.
(2)	Gross yield is the quotient of interest income divided by average earning assets.
(3)	Net yield is the quotient of net interest income divided by average earning assets.
(4)	Yield spread is the difference between gross yield on earning assets and the average cost of interest-bearing liabilities. For a discussion of the changes in yield spread over the periods presented, see “Item 5. Operating and Financial Review and Prospects—A. Operating results—Results of Operations for Santander—Interest Income / (Charges)” herein.

Return on Equity and Assets

The following table presents our selected financial ratios for the years indicated.

	Year Ended December 31,
	2014	2013	2012
ROA: Return on average total assets	0.58%	0.44%	0.24%
ROE: Return on average stockholders’ equity	7.75%	5.85%	3.14%
PAY-OUT: Dividends per average share as a percentage of net attributable income per average share (*)	19.53%	20.22%	46.55%

Average stockholders’ equity as a percentage of average total assets	6.24%	5.88%	5.65%

(*)	The pay-out ratio does not include in the numerator the amounts paid under the Santander Dividendo Elección program (scrip dividends) which are not dividends paid on account of the net attributable income of the period. Such amounts equivalent to dividends are €6,589 million, €5,920 million and €5,066 million, for 2014, 2013 and 2012, respectively. The pay-out ratio for 2014 is an estimate that includes the part of the final dividend expected to be paid in cash in May 2015.

Interest-Earning Assets

The following table shows, by domicile of customer, the percentage mix of our average interest-earning assets for the years indicated. You should read this table in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”, and the footnotes thereto.

Interest-earning assets

	IFRS-IASB Year Ended December 31,
	2014	2013	2012

Cash and due from Central Banks
Domestic	0.16%	0.58%	1.78%
International	6.88%	6.93%	6.35%

	7.04%	7.51%	8.13%
Due from credit entities
Domestic	2.06%	2.52%	2.12%
International	5.39%	5.10%	3.83%

	7.45%	7.62%	5.95%
Loans and credits
Domestic	15.01%	15.94%	16.70%
International	49.41%	46.42%	46.32%

	64.42%	62.36%	63.02%
Debt securities
Domestic	4.09%	4.96%	4.40%
International	10.10%	8.42%	8.15%

	14.19%	13.38%	12.55%
Other interest-earning assets
Domestic	3.81%	5.43%	6.31%
International	3.09%	3.70%	4.04%

	6.90%	9.13%	10.35%
Total interest-earning assets
Domestic	25.13%	29.43%	31.31%
International	74.87%	70.57%	68.69%

	100.00%	100.00%	100.00%

The following tables show our short-term funds deposited with other banks at each of the dates indicated.

	IFRS-IASB Year Ended December 31,
	2014	2013	2012	2011	2010
	(in millions of euros)
Reciprocal accounts	1,571	1,858	1,863	2,658	1,264
Time deposits	8,177	16,284	15,669	11,419	13,548
Reverse repurchase agreements	39,807	29,702	25,486	10,647	36,721
Other accounts	32,158	27,120	30,882	27,002	28,322

	81,713	74,964	73,900	51,726	79,855

Of which impairment allowances	(79)	(37)	(30)	(36)	(17)

Investment Securities

At December 31, 2014, the book value of our investment securities was €195.2 billion (representing 15% of our total assets). These investment securities had a yield of 4.51% in 2014 compared with a yield of 4.23% in 2013, and a yield of 4.69% in 2012. Approximately €39.2 billion, or 20.1%, of our investment securities at December 31, 2014 consisted of Spanish Government and government agency securities. For a discussion of how we value our investment securities, see note 2 to our consolidated financial statements.

The following tables show the book values of our investment securities by type and domicile of counterparty at each of the dates indicated.

	IFRS-IASB Year Ended December 31,
	2014	2013	2012
	(in millions of euros)
Debt securities
Domestic-
Spanish Government	37,324	31,160	35,380
Other domestic issuer:
Public authorities	1,858	1,720	1,761
Other domestic issuer	8,542	11,752	10,046

Total domestic	47,724	44,632	47,187
International-
United States:
U.S. Treasury and other U.S. Government agencies	4,289	2,620	132
States and political subdivisions	1,558	1,653	6,941
Other securities	8,793	5,945	7,648

Total United States	14,640	10,218	14,721
Other:
Governments	87,190	55,387	60,149
Other securities	26,954	22,416	19,431

Total Other	114,144	77,803	79,580

Total International	128,784	88,021	94,301
Less- Allowance for credit losses	(144)	(207)	(144)
Total Debt Securities	176,364	132,446	141,344
Equity securities
Domestic	4,197	3,449	3,802
International-
United States	1,106	951	1,417
Other	13,497	5,388	5,503

Total international	14,603	6,339	6,920
Total Equity Securities	18,800	9,788	10,722
Total Investment Securities	195,164	142,234	152,066

The following table sets out the aggregate book value and aggregate market value of the securities of single issuers, other than the Government of the United States, which exceeded 10% of our stockholders’ equity as of December 31, 2014 (and other debt securities with aggregate values near to 10% of our stockholders’ equity).

	Aggregate as of December 31, 2014
	Book value	Market value
	(in millions of euros)
Debt securities:
Exceed 10% of stockholders’ equity:
Spanish Government and public authorities	39,182	39,182
Brazilian Government	37,792	37,792
Mexican Government	9,071	9,071
Portuguese Government	8,698	8,698
Near 10% of stockholders’ equity:
U.K. Government	7,577	7,577
Polish Government	6,373	6,373

The following table shows the maturities of our debt securities (before impairment allowances) as of December 31, 2014.

	Year Ended December 31, 2014
	Maturing Within 1 Year	Maturing Between 1 and 5 Years	Maturing Between 5 and 10 Years	Maturing After 10 Years	Total
Debt Securities	(in millions of euros)
Domestic:
Spanish Government	3,811	11,219	13,706	8,588	37,324
Other domestic issuer:
Public authorities	855	439	493	71	1,858
Other domestic issuer	886	5,210	565	1,881	8,542

Total domestic	5,552	16,868	14,764	10,540	47,724
International:
United States:
U.S. Treasury and other U.S. Government agencies	237	1,521	284	2,247	4,289
States and political subdivisions	—	74	192	1,292	1,558
Other securities	578	2,556	548	5,111	8,793

Total United States	815	4,151	1,024	8,650	14,640
Other:
Governments	24,944	36,106	19,864	6,276	87,190
Other securities	6,943	10,685	6,978	2,348	26,954

Total Other	31,887	46,791	26,842	8,624	114,144

Total International	32,702	50,942	27,866	17,274	128,784

Total debt investment securities	38,254	67,810	42,630	27,814	176,508

Loan Portfolio

At December 31, 2014, our total loans and advances to customers equaled €761.9 billion (60.2% of our total assets). Net of allowances for credit losses, loans and advances to customers equaled €734.7 billion at December 31, 2014 (58.0% of our total assets). In addition to loans, we had outstanding as of December 31, 2014, 2013, 2012, 2011 and 2010 €183.0 billion, €154.3 billion, €187.7 billion, €181.6 billion and €180.0 billion, respectively, of undrawn balances available to third parties.

Loans by Geographic Area and Type of Customer

The following tables illustrate our loans and advances to customers (including securities purchased under agreement to resell), by domicile and type of customer at each of the dates indicated.

	IFRS-IASB Year Ended December 31,
	2014	2013	2012	2011	2010
	(in millions of euros)
Loans to borrowers in Spain: (**):
Spanish Government	17,465	13,374	16,884	12,147	12,137
Commercial, financial, agricultural and industrial	46,355	47,583	61,527	65,935	67,940
Real estate and construction (*)	24,673	27,158	29,008	36,260	38,419
Other mortgages	60,583	62,180	63,886	69,297	74,462
Installment loans to individuals	11,644	8,668	12,775	12,964	15,985
Lease financing	3,267	3,372	3,857	5,043	6,195
Other	8,384	11,517	12,077	12,912	12,475

Total	172,371	173,852	200,014	214,558	227,613

Loans to borrowers outside Spain: (**):
Non-Spanish Governments	7,053	4,402	4,983	4,394	3,527
Commercial and industrial	253,843	209,820	217,358	225,961	217,747
Mortgage loans	296,236	275,739	290,825	296,330	269,893
Other	32,425	29,946	31,354	26,104	23,226

Total	589,557	519,907	544,520	552,789	514,393

Total loans and advances to customers, gross	761,928	693,759	744,534	767,347	742,007
Allowance for loan losses (***)	(27,217)	(24,903)	(25,422)	(18,806)	(19,502)
Total loans and advances to customers, net of allowances	734,711	668,856	719,112	748,541	722,504

(*)	As of December 31, 2014, the portfolio of loans to real estate and construction companies included €9,349 million of loans, the proceeds of which were to be used for real estate purposes, defined in accordance with the Bank of Spain’s purpose-based classification guidelines, compared to €12,105 million, €15,867 million, €23,442 million and €27,334 million of such loans in 2013, 2012, 2011 and 2010, respectively.
(**)	Credit of any nature granted to credit institutions is included in the “Loans and advances to credit institutions” caption of our balance sheet.
(***)	Refers to loan losses of “Loans and Advances to customers”. See “Item 3. Key information—A. Selected financial data”.

At December 31, 2014, our loans and advances to associated companies and jointly controlled entities amounted to €6,202 million (see “Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions”). Excluding government-related loans and advances, the largest outstanding exposure to a single counterparty at December 31, 2014 was €2.9 billion (0.4% of total loans and advances, including government-related loans), and the five next largest exposures totaled €8.7 billion (1.2% of total loans, including government-related loans).

Maturity

The following table sets forth an analysis by maturity of our loans and advances to customers by domicile and type of customer as of December 31, 2014.

	Maturity
	Less than		One to five		Over five
	one year		years		years		Total
	Balance	% of Total	Balance	% of Total	Balance	% of Total	Balance	% of Total
	(in millions of euros, except percentages)
Loans to borrowers in Spain: (*)
Spanish Government	4,472	2.40%	3,993	2.15%	9,000	2.31%	17,465	2.29%
Commercial, financial, agriculture and industrial	16,745	8.99%	15,511	8.35%	14,099	3.62%	46,355	6.08%
Real estate and construction	8,829	4.74%	5,574	3.00%	10,270	2.63%	24,673	3.24%
Other mortgages	4,122	2.21%	1,317	0.71%	55,144	14.14%	60,583	7.95%
Installment loans to individuals	5,346	2.87%	4,859	2.62%	1,439	0.37%	11,644	1.53%
Lease financing	366	0.20%	1,904	1.02%	997	0.26%	3,267	0.43%
Other	6,375	3.42%	958	0.52%	1,051	0.27%	8,384	1.10%

Total borrowers in Spain	46,255	24.84%	34,116	18.36%	92,000	23.60%	172,371	22.62%

Loans to borrowers outside Spain: (*)
Non-Spanish Governments	3,653	1.96%	1,469	0.79%	1,931	0.50%	7,053	0.93%
Commercial and Industrial	100,501	53.97%	112,098	60.31%	41,244	10.58%	253,843	33.32%
Mortgage loans	12,760	6.85%	31,650	17.03%	251,826	64.59%	296,236	38.88%
Other	23,036	12.37%	6,522	3.51%	2,867	0.74%	32,425	4.26%

Total loans to borrowers outside Spain	139,950	75.16%	151,739	81.64%	297,868	76.40%	589,557	77.38%

Total loans and leases, gross	186,205	100.00%	185,855	100.00%	389,868	100.00%	761,928	100.00%

(*)	Credit of any nature granted to credit institutions is included in the “Loans and advances to credit institutions” caption of our balance sheet.

For roll-over not due to clients’ financial difficulties, the analysis is performed under standard acceptance terms and a comprehensive review of the client.

Fixed and Variable Rate Loans

The following table sets forth a breakdown of our fixed and variable rate loans having a maturity of more than one year at December 31, 2014.

	Fixed and variable rate loans having a maturity of more than one year
	Domestic	International	Total
	(in millions of euros)
Fixed rate	23,107	242,153	265,260
Variable rate	103,009	207,454	310,463

Total	126,116	449,607	575,723

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

	IFRS-IASB
	2014		2013		2012
		% of total assets		% of total assets		% of total assets
	(in millions of euros, except percentages)
OECD (1) (2) Countries:
Total OECD Countries	11,909	0.94%	12,518	1.12%	19,325	1.52%

Non-OECD Countries:
Total Latin American Countries (2) (3)	13,751	1.09%	10,962	0.98%	10,861	0.86%
Other Non-OECD	10,142	0.80%	10,698	0.96%	7,418	0.58%

Total Non-OECD	23,893	1.89%	21,660	1.94%	18,279	1.44%

Total	35,802	2.83%	34,178	3.06%	37,604	2.96%

(1)	The Organization for Economic Cooperation and Development.
(2)	Aggregate outstandings in any single country in this category do not exceed 0.75% of our total assets.
(3)	With regards to these cross-border outstandings, at December 31, 2014, 2013 and 2012, we had allowances for country-risk equal to €12.4, €14.7 million and €8.5 million, respectively. Such allowances for country-risk exceeded the Bank of Spain’s minimum requirements at such dates.

As of December 31, 2014, 2013 and 2012, we did not have any cross-border outstanding to any single borrower that exceeded 0.75% of total assets.

Exposure to sovereign counterparties by credit rating

Our exposure to sovereign counterparties (the exposure is included in the financial statement line items “Financial assets held for trading—Debt instruments”, “Other financial assets at fair value through profit or loss—Debt instruments”, “Available for sale financial assets—Debt instruments” and “Loans and receivables—Debt instruments”) organized by credit rating and our exposure to private and sovereign debt organized by origin of the issuer is included in note 7 to the Financial Statements.

Additionally, in note 10 to our consolidated financial statements we present the disclosure by credit rating of our exposure to sovereign counterparties recorded under the caption “loans and advances to customers”.

The detail at December 31, 2014, 2013 and 2012, by type of financial instrument, of the Group’s sovereign risk exposure to Europe’s peripheral countries and of the short positions held with them, taking into consideration the criteria established by the European Banking Authority (EBA) is explained in note 51.d to our consolidated financial statements.

Classified Assets

In the following pages, we describe the Bank of Spain’s requirements for classification of non-performing assets. The Group has established a credit loss recognition process that is independent of the process for balance sheet classification and derecognition of non-performing loans from the balance sheet.

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

Bank of Spain’s Classification Requirements

a) Standard Assets

Standard assets include loans, fixed-income securities, guarantees and certain other extensions of credit that are not classified in any other category. Under this category, assets that require special attention must be identified, including restructured loans and standard assets with clients that have other outstanding risks classified as Non-Performing Past Due.

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

c) Assets classified as non-performing due to counterparty arrears

The Bank of Spain requires Spanish banks to classify as non-performing the entire outstanding principal amount and accrued interest on any loan, fixed-income security, guarantee and certain other extensions of credit on which any payment of principal or interest or agreed cost is 90 days or more past due (“non-performing past-due assets”).

In relation to the aggregate risk exposure (including off-balance sheet risks) to a single obligor, if the amount of non-performing balances exceeds 20% of the total outstanding risks (excluding non-accrued interest on loans to such borrower), then banks must classify all outstanding risks to such borrower as non-performing.

Once any portion of a loan is classified as non-performing, the entire loan is placed on a non-accrual status. Accordingly, even the portion of any such a loan which may still be identified as performing will be recorded on non-accrual status.

d) Assets classified as non-performing for reasons other than counterparty arrears

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

Because the Bank of Spain does not permit partial write-offs of non-performing loans, when a loan is deemed partially uncollectible, the credit loss is charged against earnings through provisions to credit allowances instead of through partial write-offs of the loan. If a loan becomes entirely uncollectible, its allowance is increased until it reaches 100% of the loan balance. The credit loss recognition process is independent of the process for the derecognition of non-performing loans from the balance sheet. The entire loan balance is kept on the balance sheet until any portion of it has been classified as non-performing for 4 years. Loans can be charged-off earlier depending on our management’s view as to the recoverability of the loan. After that period, the loan balance and its 100% specific allowance are removed from the balance sheet and recorded in off-balance sheet accounts, with no resulting impact on net income at that time.

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

The Bank of Spain allows each bank to decide how to classify the listed countries within this classification scheme, subject to the Bank of Spain’s oversight. The classification is made based on criteria such as the payment record (in particular, compliance with renegotiation agreements), the level of the outstanding debt and of the charges for debt services, the debt quotations in the international secondary markets and other indicators and factors of each country as well as all the criteria indicated by the Bank of Spain. All credit extensions and off-balance sheet risks included in country-risk categories 3 to 6, except the excluded cases described below, will be classified as follows:

•	Sub-standard assets: All outstandings in categories 3 and 4 except when they should be classified as non-performing or charged-off assets due to credit risk attributable to the client.

•	Non-performing assets: All outstandings in category 5 and off-balance sheet risks classified in category 6, except when they should be classified as non-performing or charged-off assets due to credit risk attributable to the client.

•	Charged-off assets: All other outstandings in category 6 except when they should be classified as charged-off assets due to credit risk attributable to the client.

Among others, the Bank of Spain excludes from country-risk outstandings:

•	Regardless of the currency of denomination of the asset, risks with residents in a country registered in subsidiary companies in the country of residence of the holder.

•	Any trade credits established by letter of credit or documentary credit with a due date of one year or less after the drawdown date.

•	Any trade credits granted under specific export contracts with a due date of six months or less if the credits mature on the date of the export.

•	Any interbank obligations of branches of foreign banks in the European Union and of the Spanish branches of foreign banks.

•	Private sector risks in countries included in the monetary zone of a currency issued by a country classified in category 1; and

•	Any negotiable financial assets purchased at market prices for placement with third parties within the framework of a portfolio separately managed for that purpose, held for less than six months by the company.

Non-Accrual of Interest Requirements

We stop accruing interest on the basis of contractual terms on the principal amount of any asset that is classified as an non-performing asset and on category 5 (doubtful) and category 6 (bankrupt) country-risk outstandings. Thereafter, we recognize the passage of time (financial effect) releasing provisions for loan losses by calculating the present value of the estimated future cash flows using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. On the other hand, any collected interest for any assets classified as non-performing are accounted for on a cash basis.

The following table shows the amount of non-accrued interest owed on non-performing assets and the amount of such interest that was received:

	IFRS-IASB
	At December 31,
	2014	2013	2012
	(in millions of euros)
Non accrued interest on the basis of contractual terms owed on non-performing assets
Domestic	658	606	566
International	1,342	1,294	1,313

Total	2,000	1,900	1,879
Non accrued interest on the basis of contractual terms received on non-performing assets
Domestic	202	190	190
International	256	265	229

Total	458	455	419

The balances of non-performing loans and contingent liabilities as of December 31, 2014, 2013 and 2012 are as follows:

	Millions of Euros
	2014	2013	2012
Non-performing loans more than ninety days past due	29,810	30,832	31,326
Other non-performing loans and contingent liabilities (*)	11,899	10,820	4,735

Total non-performing loans and contingent liabilities	41,709	41,652	36,061

(*)	See above “—Bank of Spain’s Classification Requirements—d) Assets classified as non-performing for reasons other than counterparty arrears” for a detailed explanation of assets included under this category.

The roll-forward of allowances (under IFRS-IASB) is shown in note 10 to our consolidated financial statements.

Guarantees

The Bank of Spain requires certain guarantees to be classified as non-performing in the following situations:

•	in cases involving past-due guaranteed loans and advances: (i) for non-financial guarantees, the amount demanded by the beneficiary and outstanding under the guarantee; and (ii) for financial guarantees, at least the amount classified as non-performing of the guaranteed risk; and

•	in all other cases, the entire amount of the guaranteed debt when the debtor has declared bankruptcy or has demonstrated serious solvency problems, even if the guaranteed beneficiary has not reclaimed payment.

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

We cover our losses inherent in loans and advances not measured at fair value through profit or loss and in contingent liabilities taking into account the historical experience of impairment and other circumstances known at the time of assessment. For these purposes, impairment losses are losses incurred at the reporting date, calculated using statistical methods.

The parameters necessary for its calculation, with the corresponding adjustment are also used to calculate economic capital and to calculate BIS III regulatory capital under internal models.

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

PD is measured using a time horizon of one year; i.e. it quantifies the probability of the counterparty defaulting in the coming year due to an event that had already occurred at the assessment date. The calculation of PD considers both to loans that are past-due by 90 days or more and cases in which there is no default but there are doubts as to the solvency of the counterparty (subjective non-performing assets).

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

Control of the process

Internal validation is a prerequisite for supervisory validation and consists of a specialized and sufficiently independent unit forming a technical opinion on whether the internal model is appropriate for the purposes used (internal and regulatory) and drawing conclusions on its usefulness and effectiveness. Moreover, it must evaluate whether the risk management and control procedures are appropriate for the entity’s strategy and risk profile.

Grupo Santander’s corporate framework of internal validation is fully aligned with the criteria for internal validation of advanced models issued by the Bank of Spain. The criterion of separation of functions is maintained between Internal Validation and Internal Audit which, as the last element of control in the Group, is responsible for reviewing the methodology, tools and work done by Internal Validation and to give its opinion on its degree of effective independence.

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

While these models are not yet approved by the Bank of Spain for loan loss allowance calculation, we are required to calculate the allowances according to the instructions described below:

a. Specific allowance (individual):

The allowance for debt instruments not measured at fair value through profit or loss that are classified as non-performing is generally recognized in accordance with the criteria set forth below:

i. Assets classified as non-performing due to counterparty arrears:

Debt instruments, whoever the obligor and whatever the guarantee or collateral, with amounts more than three months past due are assessed individually. The allowances percentages are determined taking into account the age of the past-due amounts, the guarantees or collateral provided and the financial situation of the counterparty and the guarantors. Loans are identified as non-performing and income no longer accrued when it is determined that collection of interest or principal is non-performing or when the interest or principal has been past due for 90 days or more, unless the loan is well secured and in the process of collection. According to Bank of Spain’s requirements, all non-performing loans not guaranteed by effective collateral must be fully provisioned (hence all the credit loss recognized) when they are more than 12 months overdue.

ii. Assets classified as non-performing for reasons other than counterparty arrears:

Debt instruments which are not classifiable as non-performing due to arrears but for which there are reasonable doubts as to their repayment under the contractual terms are assessed individually, and their allowance is the difference between the amount recognized in assets and the present value of the cash flows expected to be received.

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

The difference between loan loss provisions calculated using internal models and those calculated under Bank of Spain Guidance, was not material for any of the three years ended December 31, 2014, 2013 and 2012.

Guarantees

Provisions for non-performing guarantees will be equal to the amount that, using prudent criteria, is considered irrecoverable.

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

After the initial recognition of a foreclosed assets, the Bank of Spain establishes that if the fair value of the foreclosed asset less the estimated selling cost is lower than the carrying amount, the entity should recognize the corresponding impairment.

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

For the purpose of ensuring that the provisions determined in accordance with the above-mentioned policy are reasonable under IFRS-IASB we develop an estimation of the fair value of our foreclosed assets using external valuations. The difference between both estimations was not material for any of the three years ended December 31, 2014, 2013 and 2012.

Bank of Spain’s Charge-off Requirements

The Bank of Spain does not permit non-performing assets to be partially charged-off.

The Bank of Spain requires Spanish banks to charge-off immediately those non-performing assets that management believes will never be repaid or that were made to category 6 (“bankrupt”) countries or residents of such category 6 countries. See the above sub-section entitled “—Bank of Spain’s Classification Requirements—Country-Risk Outstandings”. Otherwise, the Bank of Spain requires Spanish banks to charge-off non-performing assets four years after they were classified as non-performing. Accordingly, even if allowances have been established equal to 100% of a non-

performing asset (in accordance with the Bank of Spain criteria discussed above), the Spanish bank may maintain that non-performing asset, fully provisioned, on its balance sheet for the full four year period if management believes based on objective factors that there is some possibility of recoverability of that asset.

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

	IFRS-IASB Year Ended December 31,
	2014	2013	2012	2011	2010
	(in millions of euros)
Allowance for credit losses at beginning of year
Borrowers in Spain	12,279	11,711	6,907	6,810	6,993
Borrowers outside Spain	12,680	13,756	11,951	12,734	10,906

Total	24,959	25,467	18,858	19,544	17,899

Consolidation/deconsolidation of companies’ credit loss allowances (1)
Borrowers in Spain	—	—	—	—	—
Borrowers outside Spain	—	—	(266)	(1,267)	—

Total	—	—	(266)	(1,267)	—

Net provisions for credit losses charged to income statement (2)
Borrowers in Spain	2,531	3,447	8,847	3,169	2,326
Borrowers outside Spain	9,326	8,607	10,992	9,581	9,078

Total	11,857	12,054	19,839	12,750	11,404

Charge-offs against credit loss allowance
Borrowers in Spain	(3,009)	(2,580)	(2,747)	(2,798)	(2,174)
Borrowers outside Spain	(8,818)	(8,046)	(8,599)	(9,495)	(8,582)

Total	(11,827)	(10,626)	(11,346)	(12,293)	(10,756)

Other movements	2,332	(1,936)	(1,618)	124	997

Allowance for credit losses at end of year (3) (4)
Borrowers in Spain	11,264	12,279	11,711	6,907	6,810
Borrowers outside Spain	16,057	12,680	13,756	11,951	12,734

Total	27,321	24,959	25,467	18,858	19,544

Recoveries of loans previously charged off against income statement
Borrowers in Spain	296	395	272	297	201
Borrowers outside Spain	1,040	673	1,044	1,487	979

Total	1,336	1,068	1,316	1,784	1,180

Average loans outstanding
Borrowers in Spain	164,517	178,227	198,643	217,235	224,642
Borrowers outside Spain	541,635	519,037	550,730	511,964	480,885

Total	706,152	697,264	749,373	729,199	705,527

Net charge-offs against loan loss allowance to average loans ratio (5)
Borrowers in Spain	1.65%	1.23%	1.25%	1.15%	0.88%
Borrowers outside Spain	1.44%	1.42%	1.37%	1.56%	1.58%

Total	1.49%	1.37%	1.34%	1.44%	1.36%

(1)	The negative net balance in 2011 is related to the deconsolidation of Santander Consumer USA Inc. (SCUSA) which was accounted for by the equity method in December 2011. See “Item 4. Information on the Company—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions and Reorganizations—Santander Consumer USA”.
(2)	We have not included a separate line item for charge-offs of loans not previously provided for (loans charged-off against income) as these are not permitted.
(3)	Allowances for the impairment losses on the assets making up the balances of “Loans and receivables—Loans and advances to customers”, “Loans and receivables—Loans and advances to credit institutions” and “Loans and receivables—Debt securities”. See “Item 3. Key information—A. Selected financial data”.
(4)	The segregation of the allowance for credit losses between Spain and outside Spain was made by geographical location of the Group’s company that accounts for the risk.
(5)	For the purpose of calculating the ratio, net charge-offs consist of charge-offs against credit loss allowance less Recoveries of loans previously charged-off.

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

However, as of December 31, 2014, there has been a reversal in this trend due both to an increase in charge-offs in Spain together with a reduction in the average loan volumes in Spain. The balance of loans to businesses and households in Spain declined, due to the deleveraging in some sectors and the increased number of debt issuances by large companies.

The table below shows a breakdown of recoveries, net provisions and charge-offs against credit loss allowance by type and domicile of borrower for the years indicated.

	Year Ended December 31,
	2014	2013	2012	2011	2010
	(in millions of euros)
Recoveries of loans previously charged off against income statement
Domestic:
Commercial, financial, agricultural, industrial	104	236	85	135	41
Real estate and construction	77	80	38	31	32
Other mortgages	5	7	10	37	32
Installment loans to individuals	91	48	137	92	89
Lease finance	18	19	—	1	1
Other	1	5	2	1	6

Total Borrowers in Spain	296	395	272	297	201
Borrowers outside Spain
Government and official institutions	—	—	—	—	4
Commercial and industrial	932	575	877	1,208	877
Mortgage loans	79	78	79	197	72
Other	29	20	88	82	26
Borrowers outside Spain	1,040	673	1,044	1,487	979

Total	1,336	1,068	1,316	1,784	1,180
Net provisions for credit losses charged to income statement
Domestic:
Commercial, financial, agricultural, industrial	989	1,842	1,290	1,070	688
Real estate and construction	282	176	5,378	672	706
Other mortgages	818	587	1,291	818	164
Installment loans to individuals	352	745	709	489	663
Lease finance	52	52	57	122	83
Other	38	45	122	(2)	22

Total Borrowers in Spain	2,531	3,447	8,847	3,169	2,326
Borrowers outside Spain
Government and official institutions	9	1	—	(4)	48
Commercial and industrial	8,824	7,772	9,673	7,962	8,134
Mortgage loans	28	553	624	1,163	525
Other	465	281	695	460	371

Borrowers outside Spain	9,326	8,607	10,992	9,581	9,078

Total	11,857	12,054	19,839	12,750	11,404
Charge-offs against credit loss allowance
Domestic:
Commercial, financial, agricultural, industrial	(1,439)	(893)	(755)	(980)	(704)
Real estate and construction	(787)	(717)	(676)	(133)	(191)
Other mortgages	(198)	(278)	(400)	(592)	(369)
Installment loans to individuals	(506)	(593)	(839)	(870)	(841)
Lease finance	(22)	(60)	(27)	(220)	(61)
Other	(57)	(39)	(50)	(3)	(8)

Total Borrowers in Spain	(3,009)	(2,580)	(2,747)	(2,798)	(2,174)
Borrowers outside Spain
Government and official institutions	—	—	—	—	(43)
Commercial and industrial	(8,162)	(7,130)	(7,402)	(8,445)	(7,994)
Mortgage loans	(277)	(459)	(477)	(791)	(445)
Other	(379)	(457)	(720)	(259)	(100)

Borrowers outside Spain	(8,818)	(8,046)	(8,599)	(9,495)	(8,582)

Total	(11,827)	(10,626)	(11,346)	(12,293)	(10,756)

The table below shows a breakdown of allowances for credit losses by type and domicile of borrower for the years indicated.

Allowances for Credit Losses

	IFRS-IASB Year Ended December 31,
	2014	%	2013	%	2012	%	2011	%	2010	%
	(in millions of euros, except percentages)
Borrowers in Spain:
Commercial, financial, agricultural, industrial	2,354	8.62	2,681	10.74	1,775	6.97	1,579	8.37	1,499	7.67
Real estate and construction (*)	4,749	17.38	6,678	26.76	7,511	29.49	3,210	17.02	2,723	13.93
Other mortgages	3,254	11.91	1,810	7.25	1,420	5.58	1,325	7.03	1,329	6.80
Installment loans to individuals	703	2.57	967	3.87	823	3.23	690	3.66	1,065	5.45
Lease finance	121	0.44	113	0.46	103	0.40	101	0.54	169	0.87
Other	83	0.31	30	0.12	79	0.31	2	0.01	25	0.13

Total Borrowers in Spain	11,264	41.23	12,279	49.20	11,711	45.98	6,907	36.62	6,810	34.85
Borrowers outside Spain:
Government and official institutions	36	0.13	21	0.08	30	0.12	31	0.17	31	0.16
Commercial and industrial	13,218	48.38	9,765	39.12	10,628	41.74	9,334	49.50	9,811	50.20
Mortgage loans	2,043	7.48	2,223	8.91	2,054	8.06	1,791	9.50	1,876	9.60
Other	760	2.78	671	2.69	1,043	4.10	795	4.21	1,016	5.20

Total Borrowers outside Spain	16,057	58.77	12,680	50.80	13,756	54.02	11,951	63.38	12,734	65.15

Total	27,321	100.00	24,959	100.00	25,467	100.00	18,858	100.00	19,544	100.00

(*)	As of December 31, 2014, the allowances of the portfolio of loans to construction and property development companies with real estate purposes, defined in accordance with the Bank of Spain’s purpose-based classification guidelines, amounted to €3,974 million. In this table and in the previous one, loans to construction and property development companies are defined as loans granted to companies that belong to that sector, irrespective of the purpose of the loan.

Non-performing Balances

The following tables show our non-performing assets (loans and other assets to collect) and contingent liabilities, excluding country-risk.

	IFRS-IASB At December 31,
Non-performing balances	2014	2013	2012	2011	2010
	(in millions of euros)
Past-due and other non-performing balances (1) (2) (3):
Domestic	20,891	22,658	16,623	15,340	12,474
International	20,818	18,994	19,438	16,666	16,004

Total	41,709	41,652	36,061	32,006	28,478

(1)	The total amount of our non-performing balances fully provisioned under IFRS was €5,255 million, €5,312 million, €5,176 million, €5,106 million, and €4,843 million, at December 31, 2014, 2013, 2012, 2011, and 2010, respectively.
(2)	Non-performing balances due to country risk were €7 million, €3 million, €6 million, €7 million, and €8 million, at December 31, 2014, 2013, 2012, 2011, and 2010, respectively.
(3)	At December 31, 2014, 2013, 2012, 2011, and 2010 (i) the total amount of our non-performing past-due balances was €29,810 million, €30,832 million, €31,326 million, €27,415 million, and €23,606 million, respectively, and (ii) the total amount of our other non-performing was €11,899 million, €10,820 million, €4,735 million, €4,591 million, and €4,872 million, respectively.

We do not believe that there is a material amount of assets not included in the foregoing table where known information about credit risk at December 31, 2014 (not related to transfer risk inherent in cross-border lending activities) gave rise to serious doubts as to the ability of the borrowers to comply with the loan repayment terms at such date.

The following table shows our financial assets classified as loans and receivables which are considered to be non-performing due to credit risk at December 31, 2014, classified by geographical location of risk and by age of the oldest past-due amount (see note 10.d, to our consolidated financial statements):

	Millions of euros
	With no past-due balances or less than 3 months past due	With balances past due by
		3 to 6 months	6 to 9 months	9 to 12 months	More than 12 months	Total

Spain	6,664	2,764	909	866	9,404	20,607
European Union (excluding Spain)	2,027	2,520	908	767	3,532	9,754
United States and Puerto Rico	661	626	58	29	329	1,703
Other OECD countries	272	1,364	259	239	1,726	3,860
Latin America (no OECD)	1,324	338	933	841	1,012	4,448
Rest of the world	—	—	—	—	—	—

	10,948	7,612	3,067	2,742	16,003	40,372

Evolution of Non-performing Balances

The following tables show the movement in our non-performing assets and contingent liabilities (excluding country risk, see “—Country-Risk Outstandings” herein).

	IFRS-IASB
(in millions of euros)	Quarter ended				Year ended Dec. 31,	Year ended Dec. 31,	Year ended Dec. 31,	Year ended Dec. 31,	Year ended Dec. 31,
	Mar. 31, 2014	Jun. 30, 2014	Sep. 30, 2014	Dec. 31, 2014	2014	2013	2012	2011	2010

Opening balance	41,652	42,300	42,334	41,727	41,652	36,061	32,006	28,478	24,554
Increases	6,612	7,645	6,682	7,866	28,805	37,316	34,983	34,379	31,764
Cash recoveries	(3,762)	(4,746)	(4,377)	(4,898)	(17,783)	(17,863)	(16,298)	(15,466)	(15,802)
Foreclosed assets	(314)	(364)	(347)	(345)	(1,370)	(1,857)	(2,146)	(2,791)	(2,484)
Changes in scope of consolidation	327	0	0	170	497	743	(628)	69	55
Exchange differences and others	685	292	464	294	1,735	(2,122)	(509)	(370)	1,147
Write-offs	(2,900)	(2,793)	(3,029)	(3,105)	(11,827)	(10,626)	(11,347)	(12,293)	(10,756)
Closing balance	42,300	42,334	41,727	41,709	41,709	41,652	36,061	32,006	28,478

Non-performing Balances Ratios

The following table shows the total amount of our computable credit risk, our non-performing assets and contingent liabilities by category, our allowances for credit losses, the ratio of our non-performing balances to total computable credit risk and our coverage ratio at the dates indicated.

	IFRS-IASB At December 31,
	2014	2013	2012	2011	2010
	(in millions of euros, except percentages)
Computable credit risk (1)	804,084	738,558	793,449	820,968	802,192

Non-performing balances by category:
Individuals	17,251	17,607	16,828	15,951	15,562
Mortgages	9,022	9,609	7,281	6,872	6,304
Consumer loans	5,874	5,129	5,961	6,254	6,487
Credit cards and others	2,355	2,869	3,586	2,825	2,771
Enterprises	21,648	21,538	18,155	14,995	11,321
Corporate Banking	2,643	2,408	991	954	1,550
Public sector	167	99	87	106	45
Total non-performing balances	41,709	41,652	36,061	32,006	28,478

Allowances for non-performing balances	28,046	25,681	26,112	19,531	20,552

Ratios
Non-performing balances (2) to computable credit risk	5.19%	5.64%	4.54%	3.90%	3.55%
Coverage ratio (3)	67.24%	61.65%	72.41%	61.02%	72.17%
Balances charged-off to total loans and contingent liabilities	1.30%	1.29%	1.27%	1.29%	1.21%

(1)	Computable credit risk is the sum of the face amounts of loans and advances (including non-performing assets but excluding country risk loans), guarantees and documentary credits.
(2)	Non-performing loans and contingent liabilities, securities and other assets to collect.
(3)	Allowances for non-performing balances as a percentage of non-performing balances.

Non-performing loan (NPL) balances increased slightly by €57 million to €41,709 million compared to 2013. Net NPL entries in 2014 amounted to €9,652 million, which is a €7,944 million decrease as compared to 2013. This decrease in new NPLs arose in all countries, particularly in Spain, Portugal, Poland, the U.K. and Chile. This decrease offset the perimeter impact of €497 million relating to the full consolidation of SCUSA (which was previously accounted for by the equity method), the purchase of Financiera el Corte Ingles and the acquisition of GE Money’s business in Norway, Sweden and Denmark. See “—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations”.

The balance of NPL, together with the level of lending, brought the Group’s NPL ratio to 5.19%, 45 basis points lower than in 2013 and the first decline since the start of the financial crisis. The NPL coverage ratio of 67.24% at December 31, 2014 represented an increase of 559 basis points compared to the coverage ratio at the end of 2013. This ratio is calculated as allowances for non-performing balances as a percentage of non-performing balances.

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

The NPL ratios by country as of December 31, 2014 are set out below1.

[1]	For further details on credit risk refer to “Item 11. Quantitative and qualitative disclosures about market risk—Part 4. Credit risk”.

•	Continental Europe

•	Spain’s NPL ratio was 7.38% at the end of 2014, 11 basis points lower than at the end of 2013, despite the reduction in the denominator and due to the favorable evolution of NPLs, mainly in the companies segment. The coverage ratio increased to 46% at the end of 2014.

•	Portugal ended the year with an NPL ratio of 8.89%, 77 basis points higher than at the end of 2013. The ratio was partly affected by the decline in lending, in line with the financial system’s deleveraging process. The coverage ratio of 52% at the end of 2014 was 2 percentage points higher than at the end of 2013.

•	Poland’s NPL ratio fell to 7.42%, a 42 basis point decrease compared to the end of 2013, and is on a path of normalization after the rise in 2013 following the integration of Kredyt Bank. The coverage ratio at December 31, 2014 was 60%.

•	Santander Consumer’s NPL ratio, after the acquisition of GE Money, was 4.82%, with a good general performance of portfolios in all countries. The coverage ratio at December 31, 2014 was 100%.

•	The U.K. reduced its NPL ratio to 1.79% (-19 basis points), due to good performance in all segments, particularly retail and especially the mortgage portfolio. The coverage ratio increased to 42% (0.3 percentage points more than 2013).

•	Latin America

•	Brazil’s NPL ratio fell to 5.05% (-59 basis points), with positive performance in most portfolios. The coverage ratio was 95%.

•	Chile increased its NPL ratio 6 basis points to 5.97%, although the portfolio’s risk premium came down. The coverage ratio increased by 1.3 percentage points over the prior year to 52% at the end of 2014 and lending increased by 6% over the prior year.

•	Mexico’s NPL ratio increased 18 basis points to 3.84%, mainly affected by the greater regulatory requirements in the country’s financial system and a macroeconomic environment less favorable than anticipated. The coverage ratio dropped 11 percentage points to 86% at the end of 2014.

•	The United States’ NPL ratio declined 6 basis points to 2.54% and the coverage ratio rose to 193%, an increase of 106 percentage points.

•	The NPL ratio at Santander Bank NA was 1.41% (-82 basis points) at the end of 2014, as a result of the good performance of the retail and company portfolios, while the coverage ratio was higher at 109% at the end of 2014 compared to 93.6% at the end of 2013.

•	SCUSA’s cost of credit was 10.76%. The high rotation of the portfolio and the unit’s active credit management brought the NPL ratio to 3.97% and the coverage ratio increased to 296% at the end of 2014.

•	Puerto Rico’s NPL ratio increased 116 basis points to 7.45% and the coverage ratio dropped 6 percentage points to 56% at the end of 2014.

Other non-accruing balances

As described previously herein under “—Bank of Spain’s Classification Requirements”, we do not classify our loans and contingent liabilities to borrowers in countries with transitory difficulties (category 3) and countries in serious difficulties (category 4) as impaired balances. Loans and contingent liabilities in these categories do not stop accruing interest. However, we treat category 5 (doubtful countries) country-risk outstandings as both a non-accruing and impaired balance.

Summary of non-accrual balances	IFRS-IASB Year Ended December 31,
	2014	2013	2012	2011	2010
	(in millions of euros)
Balances classified as non-performing balances	41,709	41,652	36,061	32,006	28,478
Non-performing balances due to country risk	7	3	6	7	8

Total non-accruing balances	41,716	41,655	36,067	32,013	28,486

Foreclosed Assets

The tables below set forth the movements in our foreclosed assets for the periods shown.

	IFRS-IASB
	Quarterly movements				Year Ended December 31,
	Mar. 31, 2014	Jun. 30, 2014	Sep. 30, 2014	Dec. 31, 2014	2014	2013	2012
	(in millions of euros, except percentages)
Opening balance	9,698	9,972	10,247	10,435	9,698	8,611	9,624
Foreclosures	723	524	413	484	2,144	2,308	2,603
Sales	(334)	(284)	(261)	(428)	(1,307)	(1,315)	(3,248)
Other movements	(115)	35	36	52	8	94	(368)

Gross foreclosed assets	9,972	10,247	10,435	10,543	10,543	9,698	8,611
Of which: in Spain	9,196	9,454	9,648	9,760	9,760	8,831	7,846
Allowances established	5,160	5,282	5,368	5,404	5,404	4,956	4,416
Of which: in Spain	4,914	5,019	5,126	5,163	5,163	4,685	4,170

Closing balance (net)	4,812	4,965	5,067	5,139	5,139	4,742	4,195
Of which: in Spain	4,282	4,435	4,522	4,597	4,597	4,146	3,676
Allowance as a percentage of foreclosed assets	51.8%	51.5%	51.4%	51.3%	51.3%	51.1%	51.3%
Of which: in Spain	53.4%	53.1%	53.1%	52.9%	52.9%	53.1%	53.1%

Liabilities

Deposits

The principal components of our deposits are customer demand, time and notice deposits, and international and domestic interbank deposits. Our retail customers are the principal source of our demand, time and notice deposits. For an analysis, by domicile of customer, of average domestic and international deposits by type for 2014, 2013 and 2012 see “—Average Balance Sheets and Interest Rates—Liabilities and Interest Expense”.

We compete actively with other commercial banks and with savings banks for domestic deposits. Our share of customer deposits in the Spanish banking system (including Cajas de Ahorros) was 19.8% at November 30, 2014 (most recent available data), according to figures published by the Spanish Banking Association (“AEB”) and the Confederación Española de Cajas de Ahorros (“CECA”). See “—Competition” herein.

The following tables analyze our year-end deposits.

Deposits (from central banks and credit institutions and customers) by type of deposit.

	IFRS-IASB At December 31,
	2014	2013	2012
	(in millions of euros)
Deposits from central banks and credit institutions-
Reciprocal accounts	704	755	508
Time deposits	85,178	55,839	92,491
Other demand accounts	4,893	3,425	3,225
Repurchase agreements	64,594	49,378	50,742
Central bank credit account drawdowns	—	—	6,000

Total	155,369	109,397	152,966
Customer deposits-
Demand deposits-
Current accounts	200,752	167,787	144,305
Savings accounts	173,105	164,214	167,389
Other demand deposits	5,046	3,512	3,443
Time deposits-
Fixed-term deposits	222,756	225,471	257,583
Home-purchase savings accounts	71	102	132
Discount deposits	448	1,156	1,345
Hybrid financial liabilities	3,525	3,324	3,128
Other time deposits	484	463	590
Notice deposits	22	21	969
Repurchase agreements	41,418	41,787	47,755

Total	647,627	607,837	626,639

Total deposits	802,996	717,234	779,605

Deposits (from central banks and credit institutions and customers) by geographic location of the Group entity that accounts for the deposits.

	IFRS-IASB At December 31,
	2014	2013	2012
	(in millions of euros)
Deposits from central banks and credit institutions-
Due to credit institutions
Offices in Spain	80,805	49,770	87,053
Offices outside Spain:
Other EU countries	34,164	35,472	34,894
United States	13,514	7,215	12,648
Other OECD countries (1)	6,656	15	55
Latin America (no OECD) (1)	20,229	16,924	18,313
Other	1	1	3
Total offices outside Spain	74,564	59,627	65,913

Total	155,369	109,397	152,966

Customer deposits
Offices in Spain	186,051	185,460	192,588
Offices outside Spain:
Other EU countries	275,291	259,903	261,135
United States and Puerto Rico	51,291	43,773	45,129
Other OECD countries (1)	55,003	1,879	788
Latin America (no OECD) (1)	79,848	116,666	126,842
Other	143	156	157
Total offices outside Spain	461,576	422,377	434,051

Total	647,627	607,837	626,639

Total deposits	802,996	717,234	779,605

(1)	In this schedule Mexico and Chile are classified under “Other OECD countries” since 2014.

The following table shows the maturity of time deposits (excluding inter-bank deposits) in denominations of $100,000 or more for the year ended December 31, 2014. Large denomination customer deposits may be a less stable source of funds than demand and savings deposits.

	Year Ended December 31, 2014
	Domestic	International	Total
	(in millions of euros)

Under 3 months	9,206	37,205	46,411
3 to 6 months	4,799	14,673	19,472
6 to 12 months	9,271	12,444	21,715
Over 12 months	8,380	28,016	36,396

Total	31,656	92,338	123,994

The aggregate amount of deposits held by non-resident depositors (banks and customers) in our domestic branch network was €64 billion, €49 billion and €55 billion, at December 31, 2014, 2013 and 2012, respectively.

Short-Term Borrowings	IFRS-IASB At December 31,
	2014		2013		2012
	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate
	(in millions of euros, except percentages)
Securities sold under agreements to repurchase (principally Spanish Treasury notes and bills):
At December 31	106,012	3.85%	91,166	3.69%	98,497	3.27%
Average during year	100,771	4.05%	109,191	3.08%	115,755	3.34%
Maximum month-end balance	110,877		122,226		133,725
Other short-term borrowings:
At December 31	18,126	1.02%	13,945	3.48%	21,984	3.01%
Average during year	18,787	2.58%	19,329	2.51%	19,403	2.74%
Maximum month-end balance	22,686		23,049		22,304

Total short-term borrowings at year-end	124,138	3.43%	105,111	3.66%	120,481	3.22%

Competition in Spain

We face strong competition in all of our principal areas of operation from other banks, savings banks, credit co-operatives, brokerage services, on-line banks, insurance companies and other financial services firms.

Banks

At the end of November 2014 (most recent available information), Banco Bilbao Vizcaya Argentaria, S.A. and Banco Santander, S.A. accounted for approximately 52.2% of loans and 57.2% of deposits in all Spanish banks, which in turn represented 38.4% of loans and 35.8% of deposits in the Spanish financial system, according to figures published by the AEB and the CECA.

Foreign banks also have a presence in the Spanish banking system as a result of liberalization measures adopted by the Bank of Spain in 1978. At December 31, 2014, there were 86 foreign banks (of which 79 were from European Union countries) with branches in Spain. In addition, there were 24 Spanish subsidiary banks of foreign banks (of which 17 were from European Union countries).

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

Spanish Law provides that financial institutions which are not authorized in another Member State of the European Union do not benefit from the ‘Community Passport’, and are therefore required to obtain prior authorization from the Bank of Spain to operate in Spain with branches. The procedure to obtain such authorization from the Bank of Spain is similar to the one set up in the Law 10/2014 of June 26, 2014 on Organization, Supervision and Solvency of Credit Entities and the Royal Decree 84/2015, of February 13, 2015, which develops Law 10/2014, for the establishment of new Spanish banks. These branches of third country institutions must necessarily be ascribed to the Spanish Deposit Guarantee Fund, in case there is no system of coverage in their home country, or if the system guarantees less than €100,000 per depositor (in this case, for the difference up to such €100,000). These institutions may also be authorized to operate in Spain and to provide services (no branches), although, in this case, the institutions cannot raise funds from the public.

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

Savings Banks

Spanish savings banks (“Cajas de Ahorros”) are mutual organizations which engage in the same activities as banks, but primarily take deposits and make loans, principally to individual customers and small to medium-sized companies. The Spanish savings banks provided strong competition for the demand and savings deposits through a vast network of offices in Spain. Royal Decree-Law 2/2011, which came into force on February 18, 2011 was designed to reinforce the Spanish financial system and opened up a new stage in the process of restructuring and strengthening the Spanish savings banks. The focus was set on recapitalizing institutions that needed more capital and encouraging the savings banks to transfer their financial activity to a bank to ease their access to capital markets and wholesale funding. As of December 31, 2012, the downsizing of the savings sector within this framework was finalized and the savings banks completed their conversion into commercial banks. Notwithstanding this, to address concerns in connection with the persistence of savings banks as controllers or significant shareholders of commercial banks the Spanish parliament adopted in December 2013 a comprehensive reform of the savings bank system as part of the ESM-supported program. The reform entailed a two-fold approach: a) strengthening the regulatory regime for the two small savings banks that still carry out banking activities directly; and b) providing that former savings banks that indirectly exercise banking activity (through ownership of a commercial bank) be transformed into “foundations”.

Credit Co-operatives

Credit co-operatives are active principally in rural areas. They provide savings and loan services including financing of agricultural machinery and supplies. They are also a source of competition.

Brokerage Services

We face competition in our brokerage activities in Spain from brokerage houses of other financial institutions.

Spanish law provides that any investment services company authorized to operate in another Member State of the European Union may conduct business in Spain from an office outside Spain, once the Spanish Securities Markets Commission (“CNMV”) receives notice from the institution’s home country supervisory authority about the institution’s proposed activities in Spain.

Spanish law provides that credit entities have access, as members, to the Spanish stock exchanges, in accordance with the provisions established by the European Union Investment Services Directive.

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

Competition outside Spain

In addition, we face strong competition outside Spain, particularly in Argentina, Brazil, Chile, Mexico, Portugal, the United Kingdom, Germany, Poland, and the United States. In these corporate and institutional banking markets, we compete with the large domestic banks active in these markets and with the major international banks.

The global banking crisis resulted in the withdrawal or disappearance of a number of market participants and significant consolidation of competitors, particularly in the U.S. and U.K. Competition for retail deposits has intensified significantly reflecting the difficulties in the wholesale money markets.

In a number of these markets there are regulatory barriers to entry or expansion, and the state ownership of banks. Competition is generally intensifying as more players enter markets that are perceived to be de-regulating and offer significant growth potential.

Competition for corporate and institutional customers in the U.K. is from U.K. banks and from large foreign financial institutions that are also active and offer combined investment and commercial banking capabilities. Santander UK’s main competitors are established U.K. banks, building societies and insurance companies and other financial services providers (such as supermarket chains and large retailers).

In the U.K. credit card market, large retailers and specialist card issuers, including major U.S. operators, are active in addition to the U.K. banks. In addition to physical distribution channels, providers compete through direct marketing activity and the Internet.

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

SUPERVISION AND REGULATION

Single Supervisory Mechanism, Bank of Spain and the European Central Bank

The Single Supervisory Mechanism (SSM) establishes a new financial supervision system consisting of the European Central Bank (ECB) and the national competent authorities (NCAs) of the participating European Union (EU) countries and combines the strengths, experience and expertise of these bodies. Its main objectives are to guarantee the security and solidity of the European banking system and to increase financial integration and stability in Europe. It is the first step towards the so-called “Banking Union,” which is expected to be completed with a single resolution mechanism and a harmonized deposit guarantee system.

The ECB is responsible for the effective and consistent functioning of the SSM and exercises oversight over the functioning of the system. To ensure efficient supervision, credit institutions were categorized as “significant” and “less significant.” In accordance with the Single Supervisory Mechanism (SSM) Regulation, the ECB fully assumed its new supervisory responsibilities within the SSM, in particular direct supervision of the 120 largest European banks (including us), on November 4, 2014.

The ECB supervises directly the significant banks (including us) through the Joint Supervisory Teams (JSTs), which are responsible for the day-to-day supervision of these institutions. These teams comprise staff from the ECB and the NCAs, whose work is coordinated by a ECB staff member, assisted by one or more NCA sub-coordinators. Among other duties, these teams are responsible for the ongoing assessment of institutions’ risk profiles, solvency and liquidity, and prepare the draft decisions to be presented to the Supervisory Board. All other less-significant institutions are directly supervised by national competent authorities (NCAs), and indirectly supervised by the ECB.

In relation to significant institutions, the NCAs, including the Bank of Spain, must assist the ECB, contributing their experience and most of the supervisors making up the JSTs. Also, among other tasks, they provide support for on-site inspections (to be carried out by non-JST teams), gather and transmit any information required, participate in the preparation of supervisory decisions, and collaborate on sanction procedures.

In the case of less-significant institutions, the NCAs supervise them directly, while the ECB supervises them indirectly. In these cases, the ECB, which has ultimate responsibility for the functioning of the SSM, may issue guidelines to ensure consistent supervision in participating countries, request additional information, or even take over the direct supervision of an institution if it considers it necessary.

The participants in the Single Supervisory Mechanism (SSM) are all the countries that form part of the Eurosystem and all European Union countries which are not in the eurozone, but which want to establish a close cooperation with the European Central Bank (ECB) and therefore accept this new supervision system.

The criteria determining whether an institution is significant are:

•	Its consolidated total assets are worth over 30 billion euros.

•	Its assets are worth more than 20% of the GDP of the country in which it is established, unless the consolidated total assets are less than 5 billion euros.

•	It is one of the three largest credit institutions in a member state.

•	It has subsidiaries in more than one participant country, with cross-border assets or liabilities representing more than 20% of its total assets and liabilities.

•	It has requested or received public financial assistance from the European Stability Mechanism or the European Financial Stability Facility.

Based on these criteria, a list has been drawn up of 120 significant institutions which represent almost 85% of total banking assets in the eurozone, 14 of which are Spanish as of the date of this annual report. In the case of Spain, the significant institutions which are directly supervised by the ECB represent more than 90% of deposit institution assets. We have been categorized as a significant institution.

To directly supervise the significant banks, the ECB has created two directorate generals, which perform the continuous monitoring of the 120 groups. DG I supervises the 30 largest banks in terms of balance sheet and activities, while DG II covers the remaining 90 significant banks. However, the supervision of specific aspects or matters, what is known as on-site inspection, is carried out by different teams. The ECB has thus adopted a different model to that place at the Bank of Spain to date: functionally separating the continuous monitoring of banks and inspection visits.

Prior to the European Central Bank (ECB) assuming its supervisory competencies, it has carried out a comprehensive assessment of significant institutions in order to foster transparency regarding the situation of the main European banks, and identify and apply any corrective measures needed to strengthen their solvency.

This assessment, in which the Bank of Spain has worked intensively with the ECB, consists of two main phases:

•	Asset quality review: a detailed review of the balance sheets of the banks analyzed. This process was decentralized with the support of leading auditing firms under the central control of the ECB. After a stringent quality control process in which the national competent authorities (NCAs) played a vital role, the process resulted in a series of adjustments to the CET1 capital ratio (the highest quality one), which were taken into account to set the baseline levels for the stress tests.

•	Stress tests: this is a simulation exercise to assess the resilience of the institutions in severe but plausible hypothetical stress scenarios. The exercise can indicate the capital which might be needed if certain risks were to materialize, and identify areas where other supervision could be required.

The stress test is basically designed by the institutions themselves (bottom-up approach), applying the methods of the European Banking Authority (EBA) with strict quality controls by the ECB and the NCAs. It assessed the predicted situation of the institutions in two scenarios: a baseline one and an adverse one. The time frame for the exercise is three years (2014-2016) and it was designed based on the consolidated year-end 2013 figures.

To determine which institutions pass the comprehensive assessment, minimum thresholds were defined for the different parts of the exercise. Banks must achieve a CET1 ratio of at least 8% to satisfy the asset quality review and the baseline scenario of the stress tests. The minimum threshold for adverse scenario stress tests is 5.5%.

If an institution falls below one of these thresholds, it has two weeks to present a capital plan to make up the shortfall. It will then have a period of 6 to 9 months to implement it.

On October 26, 2014, the results of the comprehensive assessment of the banking sector were published and summarized by the Bank of Spain as follows:

•	The comprehensive assessment of the European banking sector has satisfactorily fulfilled its main objectives: to improve transparency, to identify potential weaknesses on bank balance sheets and to contribute to strengthening banks’ solvency.

•	No Spanish bank has a capital shortfall and, generally, the margin by which they have exceeded the thresholds set in the exercise is a comfortable one.

•	The exercise conducted (asset quality review and stress tests) shows that Spanish banks’ balance sheets offer a rigorous view of their assets and that the impact of an adverse scenario on their solvency would be relatively limited.

•	This outcome confirms that the clean-up, reform and restructuring of the Spanish banking system undertaken in recent years has borne fruit and that Spanish banks face the future with healthy balance sheets and a sound solvency position.

With regard to significant Spanish banks, the Bank of Spain, in addition to providing its experience and most of the staff of the joint supervisory teams, will shoulder the weight of on-site inspections, it will participate in the preparation of all the decisions to be adopted by the ECB Supervisory Board and it will be active in the exercise of its sanctioning powers. As regards the sanctioning regime, the European Central Bank will be responsible for imposing sanctions, provided that three requirements are met: that the sanction is imposed on the credit institution, i.e. on the legal person; that it stems from non-compliance with directly applicable European Union legal rules; and that the sanctions are of a pecuniary nature. In the remaining cases, power will continue to be exercised by the national supervisory authorities, without prejudice to the ECB being able to demand that the appropriate proceedings be initiated.

There are certain areas of banking activity whose supervision is not assumed by the SSM, but continue to be within the purview of the national authorities. The Bank of Spain thus continues to exercise supervisory powers in the areas of money laundering prevention, consumer protection and, partly, in the oversight of financial markets. It also retains the supervision of banking foundations associated with regional governments. In addition to this, the Bank of Spain, like the other national supervisory authorities participating in the SSM, fully retains its supervisory powers over non-bank financial institutions, other financial institutions and entities related to the financial sector such as payment institutions, electronic money institutions, credit financial intermediaries, mutual guarantee companies, currency-exchange bureau and appraisal companies.

Until January 1, 1999, the Bank of Spain was the entity responsible for implementing Spanish monetary policy. As of that date, the start of Stage III of the European Monetary Union, the European System of Central Banks and the European Central Bank became jointly responsible for Spain’s monetary policy. The European System of Central Banks consists of the national central banks of the twenty seven Member States belonging to the European Union, whether they have adopted the euro or not, and the European Central Bank. The “Eurosystem” is the term used to refer to the European Central Bank and the national central banks of the Member States which have adopted the euro. The European Central Bank is responsible for the monetary policy of the European Union. The Bank of Spain, as a member of the European System of Central Banks, takes part in the development of the European System of Central Banks’ powers including the design of the European Union’s monetary policy.

The European System of Central Banks is made up of three decision-making bodies:

•	the Governing Council, comprised of the 6 members of the Executive Board of the European Central Bank and the governors of the national central banks of the 19 Member States which have adopted the euro;

•	the Executive Board, comprised of the president, vice-president and four other members; and

•	the General Council of the European Central Bank, comprised of the president and vice-president of the European Central Bank and the governors of the national central banks of the 28 European Union Member States.

The Governing Council is the body in charge of formulating monetary policy for the eurozone and adopting the guidelines and decisions necessary to ensure the performance of the tasks entrusted to the Eurosystem. The Executive Board is the body in charge of implementing the monetary policy for the eurozone laid out by the Governing Council and providing the instructions necessary to carry out monetary policy to the eurozone’s national central banks. The General Council is the transitional body which carries out the tasks taken over from the European Monetary Institute which the ECB is required to perform in Stage III of the European Monetary Union on account of the fact that not all EU Member States have adopted the euro yet.

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

Since January 1, 1999, the Bank of Spain has performed the following basic functions attributed to the European System of Central Banks:

•	defining and executing the European Union monetary policy;

•	conducting currency exchange operations consistent with the provisions of Article 109 of the Treaty on European Union, and holding and managing the States’ official currency reserves;

•	promoting the sound working of payment systems in the eurozone; and

•	issuing legal tender bank notes.

Notwithstanding the European Monetary Union, the Bank of Spain, as the Spanish national central bank, continues to be responsible for:

•	maintaining, administering and managing the foreign exchange and precious metal reserves;

•	promoting the sound working and stability of the financial system and, without prejudice to the functions of the European System of Central Banks, of national payment systems;

•	supervising and compliance with the specific rules of credit institutions, other entities and financial markets, for which it has been assigned supervisory responsibility;

•	placing currency in circulation and the performance, on behalf of the State, of all such other related functions;

•	preparing and publishing statistics relating to its functions, and assisting the European Central Bank in the compilation of the necessary statistical information;

•	rendering treasury services to the Spanish Treasury and to the regional governments, although the granting of loans or overdrafts in favor of the State, the regional governments or other bodies referred to in Article 104 of the European Union Treaty, is generally prohibited;

•	rendering services related to public debt to the State and regional governments; and

•	advising the Spanish Government and preparing the appropriate reports and studies.

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

Investment Ratio

The Spanish Government has the power to require credit institutions to invest a portion of certain “Qualifying Liabilities” in certain kinds of public sector debt or public-interest financing (the “Investment Ratio”), and has exercised this power in the past. Although the Investment Ratio has been 0% since December 31, 1992, the law which authorizes it has not been abolished, and the Spanish Government could re-impose the Ratio, subject to EU requirements.

Capital Adequacy Requirements

The regulations known as Basel III, which established new global capital and liquidity standards for financial institutions, came into force in 2014.

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

In Europe, the new standards have been implemented through Directive 2013/36/EU, known as the Capital Requirements Directive (“CRD IV”), and the related CRR, which is directly applicable in all EU member states (as part of the Single Rulebook). In addition, the standards are subject to Implementing Technical Standards commissioned from the European Banking Authority (EBA), some of which will be issued in the coming months/years.

The Capital Requirements Regulation came into force on January 1, 2014, with many of its rules subject to various implementation timetables. This transitional implementation phase, which affects mainly the definition of eligible capital, concludes at the end of 2019, except with regard to the deduction for deferred tax assets, the transition period for which lasts until 2023.

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

Accordingly, in 2014 the Group continued the project of progressive implementation of the technology platforms and methodological improvements required for the roll-out of the AIRB approaches for regulatory capital calculation purposes at the remaining Group units. To date the Group has obtained authorization from the supervisory authorities to use advanced approaches for the calculation of regulatory capital requirements for credit risk for the Parent, the main subsidiaries in Spain, the United Kingdom and Portugal, certain portfolios in Mexico, Brazil and Chile, as well as for United States and Santander Consumer Finance in Spain and Germany. The Group’s Basel implementation strategy is focused on obtaining authorization for the use of AIRB approaches at the main entities in the Americas and Europe.

With regard to operational risk, the Group currently uses the standardized approach for regulatory capital calculation and has embarked on a project to roll out Advanced Measurement Approaches (AMA) approaches once it has collated sufficient data using its own management model. The Group considers that the internal model should be developed primarily on the basis of the experience accumulated in managing an entity through the corporate guidelines and criteria established after assuming control, which are a distinctive feature.

As regards the other risks explicitly addressed in Pillar I of the Basel Capital Accord, Grupo Santander has been authorized to use its internal model for market risk on the treasury areas’ trading activities in Spain, Chile, Portugal and Mexico, thus continuing implementation of the roll-out plan it submitted to the Bank of Spain for the other units.

With respect to Pillar II, the Group uses an economic capital approach to quantify its global risk profile and its capital adequacy position as part of the internal capital adequacy assessment process (ICAAP) at consolidated level. This process includes regulatory and economic capital planning under several alternative economic scenarios, in order to ensure that the internal capital adequacy targets are met even in plausible but highly unlikely adverse scenarios. The ICAAP exercise is supplemented with a qualitative description of the risk management and internal control systems, is reviewed by internal audit and internal validation teams and is subject to a corporate governance structure that culminates in its approval by the Parent bank’s board of directors, which also establishes the strategic factors relating to risk appetite and capital adequacy targets on an annual basis.

In accordance with the capital requirements set by the European Directive and Bank of Spain rules, the Group publishes its Pillar III disclosures report on an annual basis. This report comfortably meets the market transparency requirements in relation to Pillar III. The Group considers the market reporting requirements to be fundamental in order to complement the minimum capital requirements of Pillar I and the supervisory review process performed through Pillar II. In this respect, its Pillar III disclosures report incorporates the recommendations made by the European Banking Authority (EBA), thus making Grupo Santander an international benchmark in terms of market transparency, as is already the case with its annual report.

Parallel to the roll-out of advanced approaches at the various Group units, Grupo Santander is carrying out an ongoing training process on Basel at all levels of the organization, covering a significant number of professionals from all areas and divisions, with a particular focus on those most affected by the changes arising from the adoption of the new international capital standards.

At December 31, 2014, our eligible capital exceeded the minimum required by over €23.6 billion. Our Spanish subsidiary banks were, at December 31, 2014, each in compliance with these capital adequacy requirements, and all our foreign subsidiary banks were in compliance with their local regulations.

Concentration of Risk

An institution’s exposure to a client or group of connected clients is considered a large exposure where its value is equal to or exceeds 10% of its eligible capital.

An institution shall not incur an exposure, after taking into account the effect of the credit risk mitigation, to a client or group of connected clients the value of which exceeds 25% of its eligible capital. Where that client is an institution or where a group of connected clients includes one or more institutions, that value shall not exceed the greater of 25% of the institution’s eligible capital and €150 million, provided that the sum of exposure values, after taking into account the effect of the credit risk mitigation in accordance with Articles 399 to 403 of the Capital Requirements Regulation 575/2013 (CRR), to all connected clients that are not institutions does not exceed 25% of the institution’s eligible capital.

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

Employee Pension Plans

At December 31, 2014, our pension plans were all funded according to the criteria disclosed in note 25 to our consolidated financial statements.

Restrictions on Dividends

We may only pay dividends (including interim dividends) if such payment is in compliance with the applicable capital requirement regulations (described under “—Capital Adequacy Requirements” herein) and other requirements. Credit institutions must comply at all times with the “combined capital buffers” requirement established in articles 43 and following of Law 10/2014 of June 26, 2014, on the organization, supervision and solvency of credit institutions, defined as the total common equity tier 1 capital necessary to comply with the obligation to have a capital conservation buffer, and, where appropriate: a) institution-specific countercyclical capital buffer; b) a global systemically important institution (G-SII) buffer; c) a buffer for other systemically important institutions; and d) a systemic risk buffer.

Pursuant to article 48.2 of the Law 10/2014, credit institutions which do not fulfill the requirement of combined capital buffers, or those institutions for which a common equity tier 1 capital distribution results in their decline to a level where the combined buffer requirement is not fulfilled, shall calculate the maximum distributable amount (MDA), in accordance with article 73 of the Royal Decree 84/2015, of February 13, 2015, which develops the Law 10/2014. Until the MDA has been calculated and such MDA has been immediately reported to the Bank of Spain none of the following actions can be performed by the credit institutions: a) make a distribution in connection with common equity tier 1 capital; b) create an obligation to pay variable remuneration or discretionary pension benefits or pay variable remuneration if the obligation to pay was created at a time when the institution failed to meet the combined buffer requirements; and c) make payments on additional tier 1 instruments. The restrictions shall only apply to payments that result in a reduction of common equity tier 1 or in a reduction of the profits reduced, provided that the suspension or cancellation of the payment does not constitute an event of default of the payment obligations or other circumstances that lead to the opening of an insolvency proceeding.

In addition to the above, Recommendation of the European Central Bank of January 28, 2015 on dividend distribution policies (ECB/2015/2) provides that credit institutions need to establish dividend policies using conservative and prudent assumptions in order, after any distribution, to satisfy the applicable capital requirements and, in relation to the payment of dividends in 2015 for the financial year 2014, recommended that: a) Category 1: Credit institutions which satisfy the applicable capital requirements and which have already reached their fully loaded ratios as at December 31, 2014, should only distribute their net profits in dividends in a conservative manner to enable them to continue to fulfil all requirements even in the case of deteriorated economic and financial conditions; b) Category 2: Credit institutions which satisfy the applicable capital requirements as at December 31, 2014 but which have not reached their fully loaded ratios as at December 31, 2014 should only distribute their net profits in dividends in a conservative manner to enable them to continue to fulfil all requirements, even in the case of deteriorated economic and financial conditions. In addition, they should in principle only pay out dividends to the extent that, at a minimum, a linear path towards the required fully loaded ratios is secured; and c) Category 3: Credit institutions which under the 2014 comprehensive assessment have a capital shortfall that would not be covered by capital measures by December 31, 2014, or credit institutions in breach of the applicable capital requirements, should in principle not distribute any dividend.

As of December 31, 2014, our total capital ratio is 12.0% and our minimum capital requirement under Pillar I is 8%. As of that date, our eligible capital exceeded the minimum required under Pillar I by over €23.6 billion.

Limitations On Types Of Business

Spanish banks generally are not subject to any prohibitions on the types of business they may conduct, although they are subject to certain limitations on the types of businesses they may conduct directly.

The activities that credit institutions authorized in another Member State of the European Union may conduct and which benefit from the mutual recognition within the European Union are detailed in article 12 and in the annex of Law 10/2014 of June 26, on Organization, Supervision and Solvency of Credit Entities.

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

As of December 31, 2014, the Bank and its domestic bank subsidiaries were members of the FGD and thus were obligated to make annual contributions to it. The contributions made by the Bank to the FGD amounted to €261 million in 2014 (€271 million at the end of 2013). The 2013 contribution included the extraordinary contribution established in Additional Provision Five of Royal Decree-Law 21/2012, of July 13, on liquidity measures of Public Authorities and in the financial sector, as determined by Article 2 of Royal Decree-Law 6/2013, on protection of holders of certain savings and investment products and other financial measures.

On April 16, 2014, the recast Deposit Guarantee Schemes Directive was published (Directive 2014/49/EU of the European Parliament and of the Council of April 16, 2014 on deposit guarantee schemes (recast)), which is aimed at eliminating certain differences between the laws of the European Union Member States as regards the rules on deposit guarantee schemes to which those credit institutions are subject. The Deposit Guarantee Schemes Directive is still pending to be transposed to the Spanish national law.

Data Protection

Organic Law 15/1999, dated December 13, 1999, establishes the requirements relating to the treatment of customers’ personal data by credit entities. This law requires credit entities to notify the Spanish Data Protection Agency prior to creating files with a customer’s personal information. Furthermore, this law requires the credit entity to identify the persons who will be responsible for the files and the measures that will be taken to preserve the security of those files. The files must then be recorded in the Spanish Data Protection General Registry, once compliance with the relevant requirements has been confirmed. Credit entities that breach this law may be subject to claims by the interested parties before the Spanish Data Protection Agency. The Data Protection Agency, which has investigatory and sanctioning capabilities, is the Spanish Authority responsible for the control and supervision of the enforcement of this law.

Recent Legislation

Royal Decree-Law 2/2011 of February 18, 2011 on the strengthening of the banking system, which came into force on February 20, 2011, is aimed to dissipate the fears that have arisen regarding the capacity of the Spanish banking system to absorb the potential losses associated with the deterioration of assets and proposes to strengthen the solvency of Spanish banking entities and to accelerate the restructuring process of the Spanish savings banks. The Royal Decree-Law provides incentives for institutions to raise private capital to boost their solvency, which can be done through direct funds from third parties, public issuances or a combination of both.

Royal Decree-Law 13/2011, of September 16, 2011 temporarily restores the wealth tax for 2011 and 2012, abolishing the existing 100% tax rebate, and increases the value of the exemption for dwelling houses to €300,000 and the general tax-free amount to €700,000, extending this general tax-free amount to non-residents in Spain.

Royal Decree-Law 2/2012 of February 3, 2012 which came into force on February 4, is primarily aimed at strengthening and rationalizing the balance sheets of Spanish financial institutions and consolidated group of credit institutions in relation to the large exposures to real estate assets through loans to real estate developers and repossessed assets, by increased provisioning combined with a requirement for an additional capital buffer on non-performing assets. (See Item 4. Information on the Company—A. History and development of the company—Other Material Events’ herein).

Royal Decree-Law 18/2012, of May 11, 2012 on write-downs and sales of the financial sector’s real estate assets, which builds on Royal Decree-Law 2/2012 of February 3, and which became effective on May 12, 2012, required credit institutions to create new provisions for their portfolio of loans and assets foreclosed or received in payment of debts relating to development land and to real estate construction or development.

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

Royal Decree-Law 24/2012 of August 31, 2012 on restructuring and resolution of credit institutions, which repeals Royal Decree-Law 9/2009 of June 26, 2009 on bank restructuring and strengthening of the capital of credit institutions, as well as certain sections of Royal Decree-Law 2/2011 of February 18, 2011 on the strengthening of the Spanish financial system, and of Royal Decree-Law 2/2012 of February 3, on restructuring of the financial sector, also, introduced various amendments to a large number of provisions with the status of Law. The Royal Decree-Law included the following measures: (i) a new enhanced framework for the management of credit institution crises, which will allow such institutions to be effectively restructured and, where necessary, resolved (wound up) in an orderly manner; (ii) new regulation of the FROB, which delimits its powers and significantly enhances the tools for intervention in all phases of the management of credit institution crises; (iii) a system of burden sharing to distribute the costs of credit institution restructuring and resolution between the public and private sectors; (iv) the legal framework for the incorporation of an Asset Management Company; (v) greater protection for retail investors; (vi) a new regime of “capital principal” requirements that must be complied with by institutions, which covers both the definition and level of such capital; (vii) the transfer of certain powers to the Bank of Spain; (viii) new functions of the Deposit Guarantee Fund for Credit Institutions, and (ix) new limits on the remuneration of executives of credit institutions that receive financial support.

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

Law 17/2012 of December 27, 2012 on the State Budget for 2013 established that the collective action clauses (CAC) that apply as of January 1, 2013 to all issues of public debt with a maturity of more than a year are a set of clauses aggregating representative majorities among bondholders. In the event of a proposed modification of debt instruments’ conditions, this avoids the need to obtain unanimity among all bondholders and thus makes it possible to adopt binding modifications, avoiding a minority’s being able to block solutions approved by the majority. This allows, for example, the bonds’ terms governing their issue or management to be modified with the prior consent of the issuer and a vote in favor by at least 75% of the total principal of the bonds in circulation represented by a duly called meeting of bondholders, or a written resolution signed by or on behalf of the holders of at least 66% of the total principal of the bonds in circulation. The instruments and issue mechanisms used for State debt have, however, been left broadly unchanged. Thus, ordinary and special auctions (competitive and non-competitive bids) and other procedures will continue to be used for issues. In particular, issues may be granted, in whole or in part, to one or more financial institutions to ensure their placement. Outright sales or the sale under repos of newly issued securities or expanded existing issues that the Treasury might have in its securities account may also be performed.

Law 8/2013, June 26, 2013 on urban renewal, regeneration and rehabilitation, was published, the fifteenth final provision of which extends the period of application of hybrid capital and subordinated debt instrument management actions, as set out in Law 9/2012 from June 30, 2013 to December 31, 2013. Finally, this provision of Law 9/2012 of November 14, setting a deadline of December 31, 2013 for the application of Chapter VII of this law relative to the management of hybrid capital and subordinated debt instruments, has been eliminated by Royal Decree-Law 14/2013 of November 29. This elimination means the loss-absorption mechanisms derived from the restructuring or resolution of a credit institution, by its shareholders and subordinate creditors, prevail under Spanish regulations. Hence, the instruments needed to distribute the losses of an institution in keeping with the principle laid down in the Law regarding the correct assumption of risks and the minimum use of public funds are maintained.

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

On February 23, 2013, the Royal Decree-Law 4/2013 on measures to support entrepreneurs and stimulate growth and job creation came into force. The main changes from the financial and fiscal standpoint are:

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

On July 28, 2013, Law 11/2013 of July 26, 2013 on business support measures and measures conducive to growth and job creation came into force. It revises the provisions in Royal Decree-Law 4/2013 of February 2013 on business support some of which affect the financial sector. More recently, Law 14/2013 of September 27, on support to and internationalization of business not only complements that mentioned above, but also introduces new fiscal and social security support for business and promotes channels of financing and growth in the international markets. The most notable changes introduced by Law 11/2013 and Law 14/2013 , particularly those of a financial and fiscal nature, are as follows:

a) The regulatory framework governing cédulas de internacionalización (internationalization covered bonds) was updated to address in greater detail the assets pledged as collateral for them, and a new instrument, bonos de internacionalización (internationalization bonds), was created to lend greater flexibility to the issuance of securities collateralized by loans linked to internationalization (without prejudice, in any case, to the unlimited liability of the issuer). Compared with the previous legislation, the list of eligible collateral is broadened and its scope is extended to include internationalization bonds. Thus the principal of and interest on covered bonds will be particularly collateralized by loans relating to the financing of goods and services export contracts or to the internationalization of firms meeting certain requirements. These requirements include, inter alia, that the firm has a high credit quality, and that the loan has been granted to general government or to EU or non-EU public sector entities or to multilateral development banks or international organizations or, regardless of the borrower, has been guaranteed by these bodies;

b) Certain amendments were made to the regulations on the organization and supervision of private insurance enacted by Royal Decree 2486/1998 of November 20, 1998. In particular, it is provided that insurance companies may invest in securities admitted to trading on the Mercado Alternativo Bursátil (alternative stock market) or on the Mercado Alternativo de Renta Fija (alternative fixed-income market) and in venture-capital companies and that those investments qualify for the coverage of technical provisions under certain conditions, although they are not eligible for an amount above 10% of total technical provisions. In the same vein, amendments were made to the pension scheme and pension fund regulations enacted by Royal Decree 304/2004 of February 20, 2004 so as to allow pension funds to invest in these securities;

c) The provisions of Royal Decree-Law 4/2013 regarding the removal, in certain cases, of the limit imposed on share capital companies are retained, and, accordingly, the total amount of debt securities issued may not exceed paid-in share capital plus reserves to ensure that retail investors are adequately protected, this flexibility will only apply in those cases in which the issues are targeted at institutional investors, specifically: 1) when they are targeted exclusively at qualified investors; 2) when the securities offering is directed at investors that purchase securities amounting to at least €100,000 per investor in each separate offering, or 3) when the offering is of securities with a unit nominal value of at least €100,000. Also, certain refinements are made in respect of the issuance by share capital companies of debt or other securities of which recognize or create debt and are to be admitted to trading in a multilateral trading system. Thus, it will not be required to execute a public deed, register the issue or perform other related acts in the Mercantile Register, including the Official Gazette of the Mercantile Register; and

d) The tax framework of Royal Decree-Law 4/2013, which favors the self-employed who start up a business, with a view to encouraging the creation of businesses and to reducing the tax burden during the initial years of business activity, was retained.

On March 24, 2013, Royal Decree-Law 6/2013 of March 22, 2013 on the protection of the holders of certain savings and investment products and other financial measures was published and came into force. This Royal Decree-Law introduces certain mechanisms to speed up the resolution of disputes between credit institutions and their customers, primarily through arbitration, in relation to the marketing of certain savings and investment products, particularly hybrid capital instruments (generally preference shares) and subordinated debt. It also aims to offer liquidity to holders of shares received in exchange for these instruments, granting the Credit Institution Deposit Guarantee Fund (FGD) sufficient legal powers to create market mechanisms allowing liquidity alternatives for these shares. A monitoring committee has been set up as a decision-making body under the Ministry of Economy and Competitiveness to oversee hybrid capital and subordinated debt instruments, with specific responsibility for: 1) analyzing the factors behind judicial and extrajudicial claims by holders of this type of financial product against credit institutions in which the Fund for the Orderly Restructuring of the Banking Sector (FROB) has a shareholding; 2) quarterly submission of a report to the Spanish Parliament on the elements underlying these claims, and, where applicable, 3) making proposals to the competent authorities to improve the protection of purchasers of these products. The committee will also determine the basic criteria to be applied by credit institutions in which the FROB has a shareholding in order to offer their customers the option of submitting disputes arising in relation to the instruments mentioned to arbitration, so that they are appropriately compensated for the economic loss incurred. It will also specify the criteria to designate the group of customers whose claims, in view of their personal or family circumstances, should receive priority treatment by credit institutions in which the FROB has a shareholding. The committee will agree these criteria at its inaugural meeting and may review them on a quarterly basis. The commission will be chaired by the President of the CNMV, with the Deputy Governor of the Banco de España as deputy chairman, with a secretary appointed by the CNMV. The remaining members are the General Secretary for Health and Consumer Affairs, at the Ministry of Health, Social Services and Equality; the General Secretary for the Treasury and Financial Policy, at the Ministry of Economy and Competitiveness; and the President of Consumers’ and Users’ Council. Representatives appointed by the consumer affairs authorities at the regional government and the National Consumer Affairs Institute who have taken part in the claim and resolution mechanisms mentioned will also be invited to attend in an advisory capacity. The Royal Decree-Law also sets out a mechanism for providing liquidity through the Deposit Guarantee Fund (FGD) for shares due to be received by holders of the aforementioned instruments as a result of their being exchanged. Thus, first of all, the functions of the FGD have been expanded to allow it to subscribe for shares or subordinated debt instruments issued by SAREB. Moreover, it is empowered to purchase ordinary shares not admitted to trading on a regulated market issued by credit institutions transferring their assets to SAREB and which are the product of the conversion of hybrid capital instruments and subordinated debt. The FGD will primarily acquire the shares of the institution’s customers who are in situations of particular hardship as a result of their personal and family circumstances, in accordance with the criteria laid down by the committee. The foregoing instruments will be acquired at a price that does not exceed their market value and is in accordance with European Union rules on State aid. For the purposes of determining the market value, the FGD will commission an independent expert report. In order to maintain the FGD’s asset position healthy to ensure it is able to perform its role in supporting the stability of the Spanish financial system properly, a special one-off contribution to it by member institutions has been established, of 3 per thousand of deposits held on December 31, 2012. This contribution will be made in two phases. A first tranche equivalent to 40% was to be paid within 20 business days of December 31, 2013. The management committee of the FGD may establish certain exemptions in relation to this tranche, such as: 1) non-application of this tranche to institutions in which the FROB has a majority shareholding; 2) a deduction of up to a maximum of 50% of the contributions of FGD member institutions whose basis for the calculation does not exceed €5 billion; and 3) a deduction of up to a maximum of 30% of the amounts invested by institutions in the subscription or purchase, before December 31, 2013, of shares or subordinated debt instruments issued by SAREB. The second tranche, which will account for the remaining 60%, must be paid from January 1, 2014, in accordance with the timetable of payments laid down by the management committee of the FGD, such calendar not exceeding 7 years. Without prejudice to the payment timetable, the amount due for this second tranche will be recognized on the assets of the FGD on the date of settlement of the first tranche.

On May 15, 2013, Law 1/2013, on measures to strengthen the protection of mortgagors, debt restructuring, and rented social housing, came into force. The Law 1/2013 was partially amended by Law 8/2013, of June 26, on urban renewal, regeneration and rehabilitation and by Royal Decree-Law 1/2015, of February 27. An immediate two-year moratorium (extended to four years by Royal Decree-Law 1/2015) on evictions of families considered to be especially vulnerable has been enacted. This exceptional temporary measure will affect any mortgage foreclosure proceedings or extrajudicial sale granting the property to the creditor affecting the principal residence of persons included in certain groups. Special vulnerability is defined here in similar terms as in Royal Decree-Law 27/2012 of November 15, 2012 (BOE of on urgent measures to strengthen the protection of mortgage debtors., namely applying to: 1) large families; 2) one-parent families with two dependent children; 3) families with a child aged under three years; 4) families with a member with a recognized level of disability of more than 33%, requiring long-term care, or suffering from illness accredited as permanently preventing them from working; 5) families in which the mortgagor is unemployed and has exhausted their unemployment benefits; 6) families living together in which one or more persons related to the mortgagor or their spouse by a family tie of up to the third degree of kinship is disabled, requires long term care, or suffers from a serious illness accredited as permanently preventing them from working; 7) families in which there is a victim of domestic violence, provided the dwelling subject to repossession is their principal residence; and 8) (since February 2015) debtors over 60 years old. Improvements have been made to the mortgage market with the amendment of the consolidated text of the Mortgage Law, promulgated by Decree on February 8, 1946; Law 2/1981 of March 25, 1981 on mortgage market regulation; and Law 41/2007 of December 7, 2007, amending Law 2/1981 of March 25, 1981 on mortgage market regulation and other rules of the mortgage and financial system, regulating reverse mortgages and long-term care insurance and establishing certain tax rules. The deed of mortgage on the property must state whether the mortgaged property is intended as the principal residence or not. Unless proven otherwise, at the time of foreclosure it will be deemed that the property is the principal residence if so stated in the deed. The deed will also be required to include, together with the customer’s signature, a handwritten statement, with the wording to be determined by the Bank of Spain, to the effect that the borrower has been adequately warned of the possible risks arising out of the contract. This will apply, in particular, in the following cases: 1) when limitations are placed on the variability of the interest rate, in the form of floor and ceiling clauses, in which the limit on downward variations is less than that on upward variations; 2) when the contract incorporates an interest rate hedging instrument, or 3) when the loan is in one or more foreign currencies. The Mortgage Law has also been strengthened as regards the arrangements for extrajudicial sales of mortgaged property, provided that this has been agreed in the mortgage deed in the event of a default on payment of principal or interest on the guaranteed amount. Various amendments have also been made to Law 1/2000 of January 7, 2000 on Civil procedure in order to ensure that mortgage foreclosure proceedings take place in a way that protects the rights and interests of mortgagors appropriately, and overall, to streamline foreclosure proceedings and make them more flexible. In particular, the legal costs that may be claimed from the foreclosed debtor may in no case exceed 5% of the amount demanded in the foreclosure order. The possibility of a reduction in the outstanding debt has been provided for, such that when part of the debt remains unpaid after mortgage foreclosure of the debtor’s principal residence, the debtor may be released from it if certain conditions are satisfied. These are, settlement of 65% of the remainder within five years, together with interest at the legal rate, or if that is not possible, 80% over a period of ten years. The debtor is also entitled to a share of any possible future revaluation of the foreclosed property. Specifically, if the foreclosed property is sold in the following ten years, the outstanding debt for which the debtor is liable will be reduced by 50% of the capital gain obtained from the sale. If, during the periods indicated above, the property is realized for a sum greater than that for which the debtor is liable, the latter will be released under the above rules and be entitled to the remainder of the proceeds. These periods were extended until January 1, 2014. The possibility of a reduction in the outstanding debt described in this law and in others recently adopted in Spain, would only affect specific clients and only in the event that the value of the corresponding collateral recovered by the Group pursuant to foreclosure is not sufficient to cover the debt. Our experience is that once the foreclosure has taken place no additional cash flow is recovered; accordingly the amount of the loan outstanding following the foreclosure is fully covered with impairment losses. Hence, these changes have not had any impact on our provisions or allowance for loan losses.

Royal Decree-Law 11/2013, of August 2, 2013 on the protection of part-time workers and other urgent economic and social measures. Among other measures, in order to comply with the decision adopted by the European Commission last July 17, 2013, which concluded that the Spanish tax lease arrangements for the acquisition of vessels as worded till December 31, 2012 was partially incompatible with EU rules on state aid, introduces the transitional regime to be applied to all existing administrative authorizations affected by the content of that Decision.

Law 14/2013, of September 27, 2013 on support to entrepreneurs and their internationalization. Among other measures, it modifies the VAT regulation, introducing with effect from January 1, 2014, an optional cash basis regime for VAT tax payers whose turnover during the previous calendar year was less than €2 million.

Law 16/2013, of October 29, establishing certain measures on environmental taxation and taking other tax and financial measures on. It includes different changes to corporate income tax; among the most significant ones:

a)	For tax periods beginning on or after January 1, 2013: (i) it has eliminated the tax deductibility of impairment losses on holdings in the capital or equity of entities, whether or not resident in Spain, and the possibility of deducting losses incurred abroad by permanent establishments (“PEs”); (ii) it has introduced a deferral regime for tax losses incurred on intragroup transfers of securities representing a holding in the capital or equity of entities, or on intragroup transfers of the PE, until the securities are transferred to third parties outside the group or the transferor or transferee cease to form part of the group; and new restrictions for the calculation of tax losses on the transfer of holdings.

b)	It has renewed for tax periods beginning in 2014 and 2015, some temporary measures which were introduced exceptionally for years 2012 and 2013, among others: (i) the offsetting of tax losses carryforwards will be restricted to 50% of the tax base before such offset for those entities whose turnover during the previous year was between €20 million and €60 million, and to 25% if the turnover exceeds €60 million; though these limitations will not apply to income/gains subject to debt compositions as a result of an arrangement with creditors not related to the taxpayer that is approved in a tax period beginning on or after January 1, 2013 (ii) the limitations on the tax deductibility of goodwill to 1% per year, and of intangible assets with an indefinite useful life to 2% per year, (iii) the increase in the rates applicable for determining the amount of the tax prepayment for large companies.

Royal Decree-Law 14/2013 of November 29, 2013 on urgent measures for the adaptation of Spanish law to EU supervisory and solvency regulations for financial institutions was published on November 30, 2013. The Royal Decree came into force on December 1, 2013, although certain provisions were enforceable during 2014. The aim of this legislation is to incorporate directly into Spanish law Regulation (EU) 575/2013 of the European Parliament and of the Council of June 26, 2013. The main new developments are:

a) A transitory regime has been established for specialized credit institutions which will continue to be considered as credit institutions until the specific legislation corresponding to them is approved;

b) Regulations have been laid down for a legal entity identifier, envisaged by Regulation (EU) No 648/2012 of the European Parliament and of the Council of July 4, 2012, on OTC derivatives, central counterparties and trade repositories. Early next year, the central counterparties and trade repositories shall identify participants in a derivatives contract (for the purposes of their registration in the trade repositories) through the use of a code known as an entity identifier. In Spain, their issuance and management will be incumbent upon the Mercantile Register;

c) As from the entry into force of the regulation, the core capital requirement regulated under Royal Decree-Law 2/2011 of February 18, 2011 on the reinforcement of the financial system is repealed. However, a transition period running to December 31, 2014 has been set in order to mitigate the effects its repeal could have;

d) Law 9/2012 of November 14, 2012 on the restructuring and resolution of credit institutions has been amended in order to enable the Fund for the Orderly Restructuring of the Banking Sector (FROB) to increase its own funds through the capitalization of credits, loans or any other debt operation in which the State features as creditor. The management of its cash operations, previously in the hands exclusively of the Bank of Spain, has also been made more flexible. It also introduces important tax measures aimed at allowing for certain deferred tax assets (“DTAs”) to continue to be classified as capital, in line with legislation in force in other European Union member states, in such a way that Spanish credit institutions may operate in a uniform competitive environment. It states that certain temporary differences deriving from bad debts and pensions will receive a special treatment as regards their inclusion in the tax base, with retroactive effects for tax periods commencing on or after January 1, 2011. Moreover, for tax periods commencing on or after January 1, 2014, the timing differences which, after taking into account the aforementioned rules, cannot be used in certain circumstances (either because the taxpayer incurs accounting losses or because it is liquidated or has an insolvency order against it) can be “converted” into current credits against the tax authorities (which can be cash-settled or offset against other current tax debts, at the taxpayer’s option). Lastly, the provision establishes that after certain periods have elapsed without being able to use those tax assets, they can be exchanged for public debt securities.

Organic Law 9/2013 of December 20, 2013 on the Control of Trade Debt in the Public Sector amending, inter alia, Organic Law 2/2012 of April 27, 2012 on Budgetary Stability and Financial Sustainability and Organic Law 8/1980 of September 22, 1980 on the Financing of the Regional Governments, was published on December 21, 2013. Barring certain exceptions, the Organic Law came into force on December 22, 2013. The most significant changes were to introduce in Organic Law 2/2012 two fundamental provisions: on one hand, that the control of public-sector debt should not be limited only to the volume of its financial debt but also to its trade debt; and, on the other, the obligation to pay these debts to suppliers within 30 days, which is the deadline established in legislation on bad debts.

On December 29, 2013, entered into force Law 26/2013 of December 27 on savings banks and bank foundations, which contains the new legal regime for savings banks, and the regulation of bank foundations for the first time in Spanish law. This law repeals Law 31/1985 of August 2, on the regulation of the basic rules relating to the governing bodies of savings banks; Royal Decree-Law 11/2010 of July 9, on governing bodies and other aspects of the legal regime for savings banks, except the paragraphs that refer to the tax regime for institutional protection schemes; and certain paragraphs of Article 7 of Law 13/1985 of May 25, on investment ratios, own funds and reporting obligations of financial intermediaries, insofar as they concern non-voting equity units. The main changes which have been introduced by Law 26/2013 are:

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

d) Mergers of savings banks will be subject to the authorization procedure provided for in the implementing regional legislation. The change in address of the registered office of a savings bank will be subject to the authorization procedure of the transfer project, in accordance with the provisions of the implementing regional legislation. The denial of authorization of the merger or of the transfer may only occur through a reasoned resolution when the resulting institution may not comply with any of the objective requirements laid down in the said legislation; and;

e) It introduces the regulation of bank foundations into the Spanish legal system. These entities have a direct or indirect holding of at least 10% of the capital or voting rights of a credit institution, or that enables them to appoint or replace one or more members of the board of directors of such institution.

Law 22/2013 of December 23, 2013 on the State Budget for 2014 authorized the Minister for Economic Affairs and Competitiveness to increase State debt such year with the limitation that the outstanding balance at the end of the year may not exceed that on January 1, 2014 by more than €73 billion. Law 22/2013, of December 23, on 2014 National General Budget, among other tax measures, includes the extension for the year 2014 of certain temporary measures that had been introduced for tax years 2012 and 2013, among the most significant ones: (i) the supplementary levy scale on Individual Income Tax, (ii) the increase of the withholding tax rates for nonresident income to 24.75% (standard rate) and 21% (applicable on dividends, interest and capital gains), instead of 24% and 19% rates respectively, (iii) the extension of the Wealth Tax enforcement. Royal Decree-Law 1/2014, of January 24, has also extended until December 31, 2014 the increase of the 19% withholding rate in the Corporate Income Tax to 21%.

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

On March 14, 2013, a new Tax Treaty was signed between the Kingdom of Spain and the United Kingdom of Great Britain and Northern Ireland (U.K.). The ratification process was concluded in April 2014 and the new Treaty will apply in Spain from June 12, 2014, for withholding taxes and from January 1, 2015, for income taxes and other taxes, and in the U.K. from June 12, 2014, for withholding taxes, from April 6, 2015, for income and capital gains taxes, and from April 1, 2015, for corporation tax. Among the most relevant changes introduced by the new Treaty, the interests’ and royalties’ withholding tax rates have been reduced to 0%, and the dividend withholding tax rate has been reduced to 0% if the beneficial owner is a company that controls, directly or indirectly, at least 10% of the capital in the company paying the dividends or a pension scheme.

Royal-Decree-Law 8/2014, of July 4, 2014 of urgent measures for growth, competitiveness and efficiency, among other tax measures, introduces, with effect from January 1, 2014, a tax rate of 0.03% (instead of 0% previously established) in the Tax on deposits in credit institutions created by Law 16/2012, of December 27, 2014, also introducing technical improvements in the determination of taxable income.

Laws 26/2014 and 27/2014, of November 27, 2014, which modify the most important Spanish tax laws. This new legislation will generally come into force on January 1, 2015, though it includes some transitory regimes. Some of the main tax amendments introduced are summarized below:

(a)	Corporate income tax:

•	The general corporate income tax rate is reduced from 30% to 28% in 2015 and to 25% in 2016 and onwards. The tax rate applicable to credit institutions will remain at 30%.

•	Tax Losses can be carried forward indefinitely (previously only 18 years) but with an annual quantitative limit of 70% of the positive taxable base (prior to the application of the capitalization reserve taxable reduction), for tax years starting in 2017 (60% limit applies to tax years starting in 2016), with a minimum threshold of €1 million. For 2015 the limitation continues at 50% or 25% of the company´s taxable base if its turnover in the previous tax year exceeded €20 million or €60 million respectively. The right of the tax authorities to audit tax losses carry-forwards is established for 10 years (the ordinary statute of limitations period remains 4 years).

•	The participation exemption regime is introduced for dividends and capital gains derived from both Spanish resident and non-Spanish resident subsidiaries, with the following requirements: (i) a minimum ownership percentage of 5% or a cost acquisition of €20 million and one-year minimum holding period in the subsidiary; (ii) for foreign subsidiaries only, if they are not resident in a tax treaty country, a minimum level of nominal taxation of 10% under a foreign corporate tax system similar to the Spanish corporate income tax. This regime will not apply where the distributed dividends generated a tax deductible expense in the entity paying the dividend, or if the participation is held in a company resident in a tax haven.

•	Withholding taxes are generally reduced from 21% to 19% as from 2016 (20% for tax year 2015).

•	The Tax credit for reinvestment of extraordinary profits is abolished. Instead, companies subject to the general tax rate may annually reduce their taxable base to an amount equal to 10% of the increase of their net equity during a given year, provided a special reserve is booked for the same amount, non-disposable for at least 5 years.

•	The Group taxation regime scope of application is extended to Spanish subsidiaries held indirectly through a foreign intermediary company and Spanish subsidiaries of a common foreign parent company. In addition to the requirement of a 75% participation in the subsidiary (70% for listed subsidiaries), the new Law also requires a minimum of 50% of the voting rights.

•	The impairment of tangible fixed assets, real estate investments, intangible fixed assets (including goodwill), securities representing a capital or equity shareholding in an entity and debt securities will be nondeductible for tax purposes. Losses derived from these items will be deductible only where transferred to unrelated third parties or when actually charged-off from the balance sheet.

•	Transfer pricing rules are amended, including changes in the definition of a related party (new 25% participation threshold). The Law also introduces certain amendments in anti-abuse rules in line with OECD Base Erosion and Profit Shifting (BEPS) project, as amendments in relation to the tax treatment of hybrid instruments, and additional substance requirements in the Control Foreign Companies (CFC) rules in order to avoid imputation of foreign low-taxed income.

(b)	Non-resident income tax:

•	The withholding tax applicable to dividends, interest and capital gains is reduced to 19% as from January 1, 2016 (20% for tax year 2015). The general withholding tax rate is reduced to 24% (from 24.75%), but it will be reduced to 19% as from January 1, 2016 (20% for tax year 2015) for income obtained by residents in EU or European Economic Area (EEA) countries with which an effective exchange of information exists.

•	The annual exemption of €1,500 on dividends obtained by certain non-resident individuals is abolished.

(c)	Personal income tax:

•	Tax rates have being decreased from January 1, 2015, with further reductions from 2016, but several exemptions, deductions and rebates have been reduced. Tax rates band for savings income (dividends, interest and capital gains -including short term capital gains previously included as part of the general income-) is 20 to 24% for 2015 and 19 to 23% from 2016 onwards, and for general income 20 to 47% for 2015 and 19 to 45% from 2016 onwards, though the final tax rate will depend on the tax scale approved by the region (“Comunidad Autónoma”) where the taxpayer is resident.

Law 36/2014, of December 26, 2014, relating to the 2014 National General Budget, among other tax measures, includes the extension for the year 2015 of the wealth tax enforcement.

Royal Decree-Law 4/2014 of March 7, 2014 (BOE of March 8, 2014), adopting urgent measures relating to the refinancing and rescheduling of corporate debt in order to speed up these processes and make them more flexible, was published. It entered into force on March 9, 2014 and was validated by the Spanish Congress on March 20, 2014. The main purpose of the Royal Decree-Law is to increase the effectiveness of pre-insolvency refinancing so that firms can reschedule their debt more flexibly without having to apply for insolvency proceedings. For this purpose various aspects of Spanish Insolvency Law 22/2003 of July 9, 2003 are amended. For instance, as a result of the amendment of Article 5 bis of Law 22/2003, notification to the court by the debtor that it has commenced negotiations to reach a refinancing agreement is sufficient to stay, for the foreseeable duration of the negotiations, the execution of judgments in relation to assets required for the continuation of the debtor’s professional or business activity, including execution actions before the courts (previously, refinancing agreements only halted executions if such agreements had been judicially approved). The proceedings arising from public-law claims are excluded, in any event, from this stay. In addition to this, article 56 of Law 22/2003 is amended to limit the cases where the execution of judgments in relation to secured assets is stayed to those in which the assets are required for the continuation of a professional or business activity; and those assets not considered necessary for the continuation of such activity are specified, such as shares or investments of companies engaging exclusively in holding an asset and the liability required to finance it.

Law 3/2014 of March 27, 2014 which amends the consolidated text of the General Consumer and User Protection Law and other supplementary laws, enacted by Legislative Royal Decree 1/2007 of November 16, 2007, was published with the aim of transposing into Spanish law Directive 2011/83/EU of the European Parliament and of the Council, of October 25, 2011 on consumer rights. This law increases the information which must be provided to consumers and users by enlarging pre-contractual information requirements. For instance, the new obligations include informing consumers and users, where applicable, of the existence and the conditions of deposits or other financial guarantees to be paid or provided by them at the request of the trader, including an arrangement whereby an amount is blocked on the consumer’s credit or debit card. The law came into force on March 29, 2014.

Law 10/2014 of June 26, 2014, on the regulation, supervision and solvency of credit institutions was published and came into force on June 28, 2014, except for certain specific provisions referring to Securities Market Law 24/1988 of July 29, 1988 which are enforceable from October 31, 2014. Its main purpose is to complete the transposition (commenced by Royal Decree-Law 14/2013 of November 29, 2013 on urgent measures for the adaptation of Spanish law to EU supervisory and solvency regulations for financial institutions), of Directive 2013/36/EU of the European Parliament and of the Council of June 26, 2013. Inter alia, the Law 10/2014 regulates general aspects of the legal framework governing access to the status of credit institution; the functioning of its governing bodies, and the supervisory and disciplinary instruments that the authorities are to use. The Law 10/2014 is subdivided into the following main sections:

a) Legal framework for Credit Institutions, including a set of general provisions concerning the legal framework applicable to credit institutions. It therefore defines what constitutes a credit institution, establishes the nature of the business reserved exclusively to them, and the sources of the legal rules governing them. It also regulates other points, which are inherently associated with the characteristics of credit institutions, such as the system for granting and revoking authorization; the rules on significant shareholdings; the suitability of members of the board of directors or equivalent body and incompatibilities to which they are subject, the rules of corporate governance and remuneration policy;

b) Solvency of Credit institutions: Although the regulations on solvency are determined by Regulation (EU) No 575/2013 of June 26, 2013, which has already been in force since January 1, 2014, the Law 10/2014 includes the provisions on the matters which are to be included in Spanish legislation. These include credit institutions’ self-assessment of their capital relative to the risks they assume, to ensure that they have in place sound, effective and comprehensive strategies and processes to continuously assess and maintain the amounts, types and distribution of internal capital that they consider adequate to cover the nature and level of the risks to which they are or might be exposed. Additionally, it sets out a series of requirements additional to those for Common Equity Tier 1—the so-called capital buffers -which allow supervisors to demand higher levels of capital than those established in Regulation (EU) No 575/2013 of June 26, 2013. Specifically, five types of buffers are defined:

1) Capital conservation buffer for unexpected losses, comprising Common Equity Tier 1 equivalent to 2.5% of the total amount of the risk exposure. Transitional arrangements are established according to the following timetable: 0.625% in 2016; 1.25% in 2017; 1.875% in 2018; and 2.5% as of 2019;

2) Specific counter-cyclical capital buffer, in terms of Common Equity Tier 1, calculated specifically for each institution or group, equivalent to the total amount of the risk exposure multiplied by a specific percentage. This percentage will be the weighted average of the percentages for counter-cyclical buffers applicable in the territories in which the institution’s relevant credit exposures are located such that up to 2.5% of the total weighted exposures may be required. The same transitional arrangements are established as for the capital conservation buffer;

3) Capital conservation buffer for global systemically important financial institutions (G-SIFIs) of between 1% and 3.5% of the total risk exposure, depending on the systemic importance of the institution concerned. As in previous cases, transitional arrangements are applicable to these percentages according to the following timetable: 25% in 2016; 50% in 2017; 75% in 2018; and 100% as of 2019;

4) Buffer for other systemically important financial institutions (SIFIs), giving the Bank of Spain a degree of discretion as to whether to require certain institutions to set aside this buffer, which may be as much as 2% of the total risk exposure, bearing in mind the criteria used to identify SIFIs; and

5) Common Equity Tier 1 systemic risk buffer in order to prevent or avoid non-cyclical long-term specific or macroprudential risks that could prompt a shock in the financial system with serious negative consequences for the system and the real economy;

c) Prudential Supervision: Under the legislation currently in force the Bank of Spain has been designated as the supervisory authority for credit institutions. It has therefore been granted the powers and authority necessary to perform this role, the scope and aims of its supervisory activities have been defined, and it has been granted authority to take the necessary measures to ensure compliance with solvency regulations. Moreover, given that credit institutions conduct their business in an increasingly integrated environment, particularly within Europe, the regulations also cover the Bank of Spain’s dealings with other supervisory authorities, and in particular the European Banking Authority (EBA). In this context, once the Single Supervisory Mechanism (SSM) has come fully into effect in the European Union, the Bank of Spain will have to perform its credit institution supervisory duties in cooperation with, and without prejudice to the competences directly assigned to, the ECB, by virtue of Regulation (EU) No 1024/2013 of the Council of October 15, 2013, which entrusts the ECB with specific tasks concerning policies relating to the prudential supervision of credit institutions;

d) Institutions’ Reporting and Disclosure obligations;

e) New System of Penalties, since the penalty system applicable to credit institutions follows the model defined by Law 26/1988 of July 29, 1988 which is repealed;

f) Changes to the legal rules of preference shares, since the classification in Regulation (EU) No 575/2013, June 26, 2013, of preference shares as additional Tier 1 capital for the credit institutions issuing them needed to be introduced into Spanish legislation, subject to the conditions established in the Regulation;

g) Integration of the Bank of Spain in the Single Supervisory Mechanism, pursuant to Regulation (EU) No 1024/2013 of the Council of October 15, 2013;

h) Amendments to Law 26/2013, December 27, 2013 in relation to saving banks and banking foundations;

i) As envisaged in Regulation (EU) No 575/2013, June 26, 2013, the Bank of Spain may exempt credit institutions forming part of an institutional protection system from compliance with individual solvency requirements under the Regulation 575/2013;

j) The composition of the management board of the Deposit Guarantee Fund, regulated under Royal Decree Law 16/2011 of October 14, 2011, is amended to include representatives of the Ministries of Economic Affairs and Competitiveness, and of Finance and Public Administration, as the institution is included within the scope of fiscal consolidation;

k) Supervision on individuals or legal entities which, not being registered in any of the legally required administrative registers of financial institutions, offer loans, deposits or financial services of any kind; and

l) Wide-ranging amendments to Law 24/1988 of July 28, 1988 on the securities market in order to bring investment firms within the scope of the prudential supervision system envisaged for credit institutions under Directive 2013/36/EU of June 26, 2013. Royal Decree 84/2015 of February 13, on banking solvency gave the details of Law 10/2014 on credit institutions’ organization, supervision and solvency, completing transposition of EU solvency law into the Spanish legal framework. The Royal Decree came into force on February 15, 2015.

Royal Decree 579/2014 of July 4, 2014 implementing certain aspects of Law 14/2013 of September 27, 2013 on support for entrepreneurs relating to internationalization bonds and internationalization covered bonds and came into force on July 17, 2014. Besides implementing certain aspects of internationalization bond and covered bond issuances, the Royal Decree regulates secondary market transactions in these bonds and the supervisory powers of the CNMV and the Bank of Spain. The information that internationalization bonds and covered bonds must include is stipulated, along with general issuance rules which, without prejudice to the provisions of the Royal Decree 579/2014, shall conform to Securities Market Law 24/1988 of July 28, 1988. It also regulates the way in which the maximum issue limits should be calculated, and the way in which they should be restored if they are exceeded. If the limits are exceeded owing to higher repayments of the loans affected or for any other reason, various measures are envisaged whereby issuers should restore the balance in the shortest time possible.

Royal Decree 11/2014 of September 5, 2014 on urgent insolvency measures was published, with the aim, inter alia, of extending the reforms brought in by Royal Decree-Law 4/2014 for the pre-insolvency stage (refinancing agreements) to the insolvency agreement itself, with the main objective being to promote agreements that will enable economically viable companies to survive insolvency proceedings. The key changes ushered in by the Royal Decree-Law 11/2014, which came into force on September 7, 2014, are as follows: a) General changes to insolvency agreements: aiming at helping companies to survive the Royal Decree 11/2014 provides that assets and rights can only be transferred to creditors in payment if they are not essential for the continuation of the professional or business activity and if their fair value is equal to or less than that of the claim being discharged. If their fair value is higher, the difference should be included in the assets available to creditors. In no event will there be an obligation to transfer assets or rights in payment to public sector creditors; b) Changes relating to preferred creditors: provisions are introduced in respect of the valuation of preferred collateral. Accordingly, the special preference will only affect the portion of the claim that does not exceed the value of the collateral included in the list of creditors. Any portion of the claim exceeding that value will not receive special treatment and will be classified according to the nature of the claim; c) Changes relating to winding-up proceedings. In respect of winding-up, the aim is to ensure, insofar as possible, the continuation of the business activity, basically facilitating the sale of the establishments and operations, and of any other production units, of the debtor.

Royal Decree 636/2014 of July 25, 2014 sets up the General Government Economic and Financial Information Office (Central de Información Económico-Financiera de las Administraciones Públicas, CIEF) and regulates the sending of information by the Bank of Spain and financial institutions to the Ministry of Finance and Public Administration.

Law 22/2014 of November 12, 2014, regulates venture capital entities and other closed-end collective investment institutions (CECIIs) and their management companies (CECIIMCs) and amends Law 35/2003 of November 4, 2003 on CIIs. The main new features include a speedier and less onerous administrative process for the creation of venture capital entities, as the administrative authorization by the CNMV is virtually eliminated, being replaced by registration with the CNMV once it has been confirmed that all the documentation required by law is complete.

Law 17/2014 of September 30, 2014 adopts urgent measures on the refinancing and restructuring of corporate debt. The Law 17/2014 writes into Insolvency Law 22/2003 of July 9, 2003 the text of Royal Decree-Law 4/2014 of March 7, 2014, which substantially amended Law 22/2003, particularly regarding the regulation of refinancing agreements able to be entered into by companies and the extension of their terms to dissenting creditors. The submission of notification of commencement of negotiations may be accepted as cause for staying judicial enforcement proceedings against assets required for the continuation of the debtor’s professional or business activity. Also permitted is the stay of any other individual enforcement proceedings at the initiative of financial creditors, provided that not less than 51% of the creditors holding financial claims have expressly supported the initiation of negotiations aimed at entering into the related refinancing agreement. Any proceedings arising from public law claims are excluded, in any event, from this stay.

Law 31/2014 of December 3, 2014, amending the Spanish Limited Companies Law in order to improve corporate governance, entered into force, with certain exceptions, on December 24, 2014. The changes can be divided into two categories: those referring to the annual general meeting and those concerning the board of directors.

a) Annual General Meeting: The Annual General Meeting’s powers to deliberate and resolve on matters are broadened, among others, in respect of the director remuneration policy and transactions having an effect equivalent to that of winding up the company, such as acquisition, sale or transfer to another company of essential assets. So-called “minority rights” in listed companies are strengthened by lowering from 5% to 3% the minimum share capital needed for shareholders to be able to exercise their rights. Also, the Bylaws cannot require ownership of more than 1,000 shares to be eligible to attend the Annual General Meeting. The legal treatment of shareholders’ conflicts of interest is reformed and its application extended to public limited companies (by broadening the applicability of the existing regime for private limited companies). Shareholders’ right to information is enhanced, particularly for listed companies, where the period during which shareholders can exercise their right to information prior to the Annual General Meeting is extended to five days before it is held (compared with seven previously). As a new development, valid written requests for information, clarifications and written questions, as well as written replies from directors, must be placed on the company’s website. All cases of the challenging of corporate resolutions (void and voidable resolutions) are unified under a general regime of voidance, for which an expiration period of one year is set, the only exception being challenges to resolutions contrary to public order for which there is no expiration period. For listed companies, the expiration period is reduced from one year to three months, so as to safeguard the efficacy and flexibility particularly required in the management of these companies. As regards the capacity to challenge corporate resolutions, to avoid situations of abuse of rights, a lower limit is set such that the only shareholders eligible to challenge corporate resolutions will be those representing, individually or jointly, at least 1% of capital for unlisted companies and 0.1% for listed companies, although the Law permits these thresholds to be lowered in the articles of association. Finally, for these purposes the concept of corporate interest is broadened, such that it is now deemed to be prejudiced if a resolution is imposed unfairly by the majority.

b) Board of Directors: The Law 31/2014 assigns to the board of directors, as a non-delegable duty, the taking of decisions relating to core management and supervision activities. It is thus stipulated that the board has to meet at least once a quarter so as to maintain a constant presence in the dealings of the company. Law 31/2014 introduces a number of significant changes intended to contribute to the proper functioning of the board, particularly in listed companies. Thus directors are required to attend board meetings in person, the non-delegable powers of the board are listed exhaustively and director categories are stipulated, defining those who are executive, non-executive, nominee and independent directors (definitions formerly included in Order ECC/461/2013). The appointment and re-election of directors is regulated, and the maximum period of office is set at four years, compared with the former maximum of six years generally in force. New obligations regarding remuneration policy are also established for all limited companies. Thus, the maximum amount of total annual remuneration of all directors taken together must be approved by the Annual General Meeting and will remain in force so long as it is not changed. Also, remuneration must be reasonably consistent with the importance of the company, its economic situation at each point in time and the market standards of comparable companies. Additionally, in listed companies, the director remuneration policy must conform, wherever applicable, to the remuneration system set out in the articles of association and must be approved by the Annual General Meeting at least every three years as a separate item on the agenda. Any change to or replacement of the director remuneration policy during that three-year period must have prior approval from the Annual General Meeting.

In addition to this, the Law 31/2014, places the control of tax risks within the responsibilities of the boards of directors of listed companies. The board of directors of a listed company may not delegate the determination of the company’s policy on tax risk control and management and the supervision of internal information and control systems. The law also tasks the audit committee with supervising the effectiveness of internal control of the company, its internal audit and its risk (including tax) management systems. The audit committee must also give prior notice to the board of the creation or acquisition of investments in special purpose vehicles or entities domiciled in countries or territories classified as tax havens, as well as of transactions with related parties. Lastly, information must be included in the annual corporate governance report on the company’s risk (including tax) control systems.

Law 36/2014 of December 26, 2014 on the State Budget for 2015 was published on December 30, 2014. The Spanish Minister for Economic Affairs and Competitiveness was authorized to increase the outstanding balance of State debt in 2015 by up to €49,503 million with respect to its level at the start of the year (the limit set in the last budget was €72,958 million). This limit may be exceeded during the course of the year upon the authorization of the Minister for Economic Affairs and Competitiveness. A number of circumstances were established in which it will be automatically reviewed. In accordance with Law 9/2012 of November 14, 2012 on restructuring and resolution of credit institutions, during the 2015 budget year the FROB’s borrowed funds must not exceed €22 billion (€63.5 billion was the limit set in the last budget). With regard to government guarantees, the limit on the total guarantees granted by the State and other government agencies is €3.5 billion (the limit set in the last budget was €3.725 billion). Of this amount, €3 billion (the same amount as envisaged in previous budgets) will be earmarked to guarantee fixed-income securities issued by securitization SPVs, designed to improve the financing of businesses’ productive activity. To set up these securitization SPVs, the credit institutions concerned must transfer loans and credits granted to all types of non-financial firms located in Spain, of which at least 50% must have been granted to SMEs and 25% must be short-term (for less than one year). The liquidity obtained through the securitization must be reinvested by the credit institutions concerned in loans or credits granted to the types of firms indicated above, of which at least 80% must be SMEs. At least half of the reinvestment must take place within one year from when this liquidity is obtained. Under personal income tax, compensation is maintained for the loss of tax benefits affecting the recipients of certain income from capital produced over a period of more than two years in 2014, as was the case under the Personal Income Tax Law approved by Royal Legislative Decree 3/2004 of March 5, 2004, that remained in force until December 31, 2006. In the case of venture capital funds, an exemption is established for all transactions subject to tax under the corporate transactions heading, in order to align their treatment with that of mortgage securitization SPVs and financial instrument securitization SPVs. In accordance with ECB regulations, the budget law authorizes the Bank of Spain to entrust the production of its share of euro banknotes to a public corporation in which it has a controlling interest, and whose sole corporate purpose is the production of such State budget for 2015.

Royal Decree-Law 17/2014, of December 26, 2014, on financial sustainability measures of regional and local governments, and other economic measures, was published and, barring certain exceptions, came into force on December 31, 2014. On the one hand, it aims to set up new mechanisms which will enable all tiers of government to share financial savings, give priority attention to social spending, continue to assist regional and local governments with greater funding difficulties and give a boost to those which have managed to overcome them. On the other, it is intended to reduce the number of funds set up to finance liquidity support mechanisms and improve the efficiency of their management. Thus, two funds are set up, the Fund for Financing Regional Governments (FFCA) and the Fund for Financing Local Governments (FFEL). These funds are compartmentalized to adapt them to the financial needs of the aforementioned regional and local governments, and are treated as additional funding mechanisms.

United States Supervision and Regulation

Our operations are subject to extensive federal and state banking and securities regulation and supervision in the United States. We engage in U.S. banking activities directly through our New York branch and indirectly through Santander UK’s branch in Connecticut, our subsidiary Edge Act corporation, Banco Santander International, in Miami, Banco Santander Puerto Rico (“Santander Puerto Rico”) in Puerto Rico, Santander Bank, a national bank that has branches throughout the Northeast U.S., and Santander Consumer USA, an auto financing company. We also engage in securities activities in the United States directly through our broker-dealer subsidiaries, Santander Securities Corporation and Santander Investment Securities Inc.

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

The following activities are disclosed in response to Section 13(r) with respect to affiliates of Santander UK within the Group. During the period covered by this annual report:

(a) Santander UK holds frozen savings and current accounts for three customers resident in the U.K. who are currently designated by the U.S. for terrorism. The accounts held by each customer were blocked after the customer’s designation and have remained blocked and dormant throughout 2014. No revenue has been generated by Santander UK on these accounts. The bank account held for one of these customers was closed in the fourth quarter of 2014.

(b) An Iranian national, resident in the U.K., who is currently designated by the U.S. under the Iranian Financial Sanctions Regulations and the Non-Proliferation of Weapons of Mass Destruction (“NPWMD”) designation, holds a mortgage with Santander UK that was issued prior to any such designation. No further drawdown has been made (or would be allowed) under this mortgage although we continue to receive repayment instalments. In 2014, total revenue in connection with the mortgage was approximately £2,580 while net profits were negligible relative to the overall profits of Santander UK. Santander UK does not intend to enter into any new relationships with this customer, and any disbursements will only be made in accordance with applicable sanctions. The same Iranian national also holds two investment accounts with Santander Asset Management UK Limited. The accounts have remained frozen during 2014. The investment returns are being automatically reinvested, and no disbursements have been made to the customer. Total revenue for the Group in connection with the investment accounts was approximately £250 while net profits in 2014 were negligible relative to the overall profits of Banco Santander, S.A.

(c) In addition, during the third quarter 2014, Santander UK has identified two additional customers. A U.K. national designated by the U.S. under the NPWMD sanctions program held a business account. No transactions were made and the account was closed in the fourth quarter of 2014. No revenue or profit has been generated. A second U.K. national designated by the U.S. for terrorism held a personal current account and a personal credit card account, both of which were closed in the third quarter. Although transactions took place on the current account during the third quarter of 2014, revenue and profits generated were negligible. No transactions took place on the credit card.

In addition, the Group has certain legacy export credits and performance guarantees with Bank Mellat, which are included in the U.S. Department of the Treasury’s Office of Foreign Assets Control’s Specially Designated Nationals and Blocked Persons List. The Bank entered into two bilateral credit facilities in February 2000 in an aggregate principal amount of €25.9 million. Both credit facilities matured in 2012. In addition, in 2005 Banco Santander participated in a syndicated credit facility for Bank Mellat of €15.5 million, which matures on July 6, 2015. As of December 31, 2014, the Group was owed €2.3 million under this credit facility.

Banco Santander has not been receiving payments from Bank Mellat under any of these credit facilities in recent years. Banco Santander has been and expects to continue to be repaid any amounts due by official export credit agencies, which insure between 95% and 99% of the outstanding amounts under these credit facilities. No funds have been extended by Santander under these facilities since they were granted.

The Group also has certain legacy performance guarantees for the benefit of Bank Sepah and Bank Mellat (stand-by letters of credit to guarantee the obligations—either under tender documents or under contracting agreements—of contractors who participated in public bids in Iran) that were in place prior to April 27, 2007. However, should any of the contractors default in their obligations under the public bids, the Group would not be able to pay any amounts due to Bank Sepah or Bank Mellat because any such payments would be frozen pursuant to Council Regulation (EU) No. 961/2010.

In the aggregate, all of the transactions described above resulted in approximately €41,000 gross revenues and approximately €80,500 net loss to the Group in the year ended December 31, 2014, all of which resulted from the performance of export credit agencies rather than any Iranian entity. The Group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above. The Group is not contractually permitted to cancel these arrangements without either (i) paying the guaranteed amount—which payment would be frozen as explained above (in the case of the performance guarantees), or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits). As such, the Group intends to continue to provide the guarantees and hold these assets in accordance with company policy and applicable laws.

Dodd-Frank Act

On July 21, 2010, the United States enacted the Dodd-Frank Act, which provides a broad framework for significant regulatory changes that has already extended, and will continue to extend, to almost every area of U.S. financial regulation. Implementation of the Dodd-Frank Act requires further detailed rulemaking over several years by different U.S. regulators, including the Office of the Comptroller of the Currency (the “OCC”), the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), the Securities and Exchange Commission (the “SEC”), the Federal Deposit Insurance Corporation (the “FDIC”), the Commodity Futures Trading Commission (the “CFTC”) and the newly created Financial Stability Oversight Council (the “Council”) and Consumer Financial Protection Bureau (the “CFPB”), although uncertainty remains to some degree about the final details, timing and impact of the rules.

Within the Dodd-Frank Act, the Volcker Rule prohibits “banking entities” from engaging in certain forms of proprietary trading or from sponsoring, investing in, or entering into certain credit-related transactions with related covered funds, in each case subject to certain exceptions. The Volcker Rule became effective on July 21, 2012 and on December 10, 2013, U.S. regulators issued final rules implementing the Volcker Rule. The statute and final rules also contain exclusions and certain exemptions for market-making, hedging, underwriting, trading in U.S. government and agency obligations as well as certain foreign government obligations, trading solely outside the United States, and also permit certain ownership interests in certain types of funds to be retained. On December 10, 2013, the Federal Reserve Board issued an order extending the period for all banking entities to conform with the Volcker Rule and implement a compliance program until July 21, 2015. In December 2014, the Federal Reserve Board issued an order extending the Volcker Rule’s general conformance period until July 21, 2016 for investments in and relationships with covered funds and certain foreign funds that were in place on or prior to December 31, 2013 (“legacy covered funds”), and stated its intention to grant a final one-year extension of the general conformance period, to July 21, 2017, for banking entities to conform ownership interests in and relationships with legacy covered funds. This extension of the conformance period does not apply to the Volcker Rule’s prohibitions on proprietary trading and does not appear to apply to any investments in and relationships with covered funds put in place after December 31, 2013. Banking entities, such as the Bank, must bring their activities and investments into compliance with the requirements of the Volcker Rule by the end of the conformance period. We continue to assess how the final rules implementing the Volcker Rule will affect our businesses and are developing and implementing plans to bring affected businesses into compliance. It is expected that our non-U.S. banking organizations, such as the Bank, will largely be able to continue their activities outside the United States in reliance on the “solely outside the U.S.” exemptions under the Volcker Rule and its implementing regulations.

The Dodd-Frank Act also provides regulators with authority to impose greater capital, leverage and liquidity requirements and other prudential standards, particularly for financial institutions that pose significant systemic risk. However, in imposing heightened capital, leverage, liquidity and other prudential standards on non-U.S. banks such as us, the Federal Reserve Board is directed to take into account the principle of national treatment and equality of competitive opportunity, and the extent to which the foreign bank is subject to comparable home country standards (although certain of our activities will be subject to the U.S. standards).

Pursuant to this authority, in February 2014, the Federal Reserve Board approved a final rule to enhance its supervision and regulation of the U.S. operations of foreign banking organizations (“FBOs”) such as us. Under the Federal Reserve Board’s rule, FBOs with $50 billion or more in U.S. assets held outside of their U.S. branches and agencies (“Large FBOs”), will be required to create a separately capitalized top-tier U.S. intermediate holding company (“IHC”) that will hold substantially all of the FBO’s U.S. bank and nonbank subsidiaries, such as Santander Bank. An IHC will be subject to U.S. risk-based and leverage capital, liquidity, risk management, stress testing and other enhanced prudential standards on a consolidated basis. Under the final rule, a Large FBO that is subject to the IHC requirement may request permission from the Federal Reserve to establish multiple IHCs or use an alternative organizational structure. The final rule also permits the Federal Reserve to apply the IHC requirement in a manner that takes into account the separate operations of multiple foreign banks that are owned by a single Large FBO. Although U.S. branches and agencies of a Large FBO will not be required to be held beneath an IHC, such branches and agencies will be subject to liquidity, and, if stress-test requirements are not met, certain asset maintenance requirements. Large FBOs generally will be required to establish IHCs and comply with the enhanced prudential standards beginning July 1, 2016. An IHC’s compliance with applicable U.S. leverage ratio requirements is generally delayed until January 1, 2018. FBOs that had $50 billion or more in non-branch/agency U.S. assets as of June 30, 2014, such as us, were required to submit an implementation plan by January 1, 2015 on how the FBO will comply with the IHC and other requirements. Enhanced prudential standards will apply to our top-tier U.S.-based bank holding companies beginning on January 1, 2015 until we form or designate an IHC and the IHC becomes subject to corresponding enhanced prudential standards. The Federal Reserve Board has stated that it will issue, at a later date, final rules to implement certain other enhanced prudential standards under the Dodd-Frank Act for large bank holding companies and large FBOs, including single counterparty credit limits and an early remediation framework.

U.S. regulators will also be able to restrict the size and growth of systemically significant non-bank financial companies and large interconnected bank holding companies and will be required to impose bright-line debt-to-equity ratio limits on financial companies that the Council determines pose a grave threat to financial stability.

Furthermore, the Dodd-Frank Act provides for an extensive framework for the regulation of OTC derivatives, including mandatory clearing, exchange trading and transaction reporting of certain OTC derivatives. Entities that are swap dealers, security-based swap dealers, major swap participants or major security-based swap participants are required to register with the CFTC or the SEC, or both, and are or will be subject to new capital, margin, business conduct, recordkeeping, clearing, execution, reporting and other requirements. Banco Santander, S.A. and Abbey National Treasury Services plc became provisionally registered as swap dealers with the CFTC on July 8, 2013 and November 4, 2013, respectively. In addition, we may register one more subsidiary as a swap dealer with the CFTC. Although many significant regulations applicable to swap dealers are already in effect, some of the most important rules, such as margin requirements for uncleared swaps and capital rules for swap dealers, have not yet been implemented and we continue to assess how compliance with these new rules will affect our business.

The Dodd-Frank Act removed, effective in July 2011, a longstanding prohibition on the payment of interest on demand deposits by our FDIC-insured bank subsidiaries and our New York branch. The Dodd-Frank Act also requires that the lending limits applicable to Santander Bank, Santander Puerto Rico, and our New York branch take into account credit exposure arising from derivative transactions, and that those applicable to Santander Bank and our New York branch also take into account securities borrowing and lending transactions and repurchase and reverse repurchase agreements with counterparties. The OCC has issued a final rule implementing the Dodd-Frank Act’s provisions relating to lending limits. Also, under the so-called swap “push-out” provisions of the Dodd-Frank Act, certain derivatives activities of FDIC-insured banks and U.S. branch offices of foreign banks (including our New York branch) are restricted or prohibited effective July 2015. In December 2014, the United States enacted an amendment to the swap “push-out” provision of the Dodd-Frank Act that significantly narrows the scope of derivatives subject to the restrictions or prohibitions, effectively limiting the provision to certain derivatives based on asset-backed securities.

In addition, Title I of the Dodd-Frank Act and the implementing regulations issued by the Federal Reserve Board and the FDIC require each bank holding company with assets of $50 billion or more, including us, to prepare and submit annually to the Federal Reserve Board and the FDIC a plan for the orderly resolution of our subsidiaries and operations that are domiciled in the United States in the event of future material financial distress or failure. In addition, each insured depository institution (“IDI”) with assets of $50 billion or more, such as the Bank, must submit a separate IDI resolution plan annually to the FDIC. The Title I and IDI plans each must include information on resolution strategy, major counterparties and interdependencies, among other things, and require substantial effort, time and cost to prepare. We submitted our most recent annual U.S. resolution plans in December 2014. The Title I plan resolution plan is subject to review by the Federal Reserve Board and the FDIC and the IDI plan is subject to review by the FDIC only. If the Federal Reserve Board and the FDIC jointly find a bank holding company’s Title I plan to be not credible, and the company fails to correct any deficiencies in a timely manner, the Federal Reserve Board and the FDIC may impose increased capital or liquidity requirements, restrictions on growth, activities or operations, or requirements to divest certain assets or operations.

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

Regulatory Authorities

We are a financial holding company and a bank holding company under the U.S. Bank Holding Company Act of 1956, as amended (the “Bank Holding Company Act”), by virtue of our ownership of Santander Bank, Santander Holdings USA and Santander BanCorp. As a result, we and our U.S. operations are subject to regulation, supervision and examination by the Federal Reserve System, including both the Federal Reserve Board and Federal Reserve Banks, such as the Federal Reserve Bank of New York and the Federal Reserve Bank of Boston.

Certain of our subsidiaries, branches and branches of our subsidiaries are subject to regulation and supervision in the United States. Santander Puerto Rico is a Puerto Rico-chartered bank and its deposits are insured by the FDIC. Santander Puerto Rico is subject to regulation, supervision and examination by the Puerto Rico Office of Financial Institutions and the FDIC. Santander Bank is a federally-chartered national bank, the deposits of which are also insured by the FDIC. Santander Bank is subject to regulation, supervision and examination by the OCC and the FDIC. Our New York branch is supervised by the Federal Reserve Bank of New York and the New York State Department of Financial Services, but its deposits are not insured (or eligible to be insured) by the FDIC. Santander UK’s branch in Connecticut is supervised by the Federal Reserve Bank of New York and the Connecticut Department of Banking. Banco Santander International is supervised by the Federal Reserve Bank of Atlanta. Santander Consumer USA is regulated and supervised by the Federal Reserve Bank of Boston and various state regulators.

Restrictions on Activities

As described below, federal and state banking laws and regulations impose certain requirements and restrict our ability to engage, directly or indirectly through subsidiaries, in activities or make investments, directly or indirectly, in companies in the United States.

As a financial holding company and a bank holding company under the Bank Holding Company Act, we are subject to regulation and supervision by the Federal Reserve Board. As a financial holding company, the scope of our permitted activities and investments in the United States is broader than that permitted for bank holding companies that are not also financial holding companies, although it is nevertheless subject to certain limitations and restrictions. Our U.S. activities and investments are limited to those that are financial in nature or incidental or complementary to a financial activity, as determined by the Federal Reserve Board. To maintain our financial holding company status, we and all of our subsidiaries must be “well capitalized” and “well managed” as determined by the Federal Reserve Board. If at any time we fail to meet these capital and management requirements, the Federal Reserve Board may impose limitations or conditions on the conduct of our activities and we may not commence in the United States any new activities otherwise permissible for financial holding companies or acquire any shares in any U.S. company under Section 4(k) of the Bank Holding Company Act, subject to certain narrow exceptions, without prior Federal Reserve Board approval.

In addition, we are required to obtain the prior approval of the Federal Reserve Board before directly or indirectly acquiring the ownership or control of more than 5% of any class of voting shares of a U.S. bank or other depository institution, or a depository institution holding company. Under the Bank Holding Company Act and Federal Reserve Board regulations, our U.S. banking operations (including our New York branch and Santander Puerto Rico) are also restricted from engaging in certain “tying” arrangements involving products and services. We are also required to act as a source of financial strength for our U.S. bank subsidiaries.

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

Under U.S. federal banking laws, state-chartered banks (such as Santander Puerto Rico) and state-licensed branches and agencies of foreign banks (such as our New York branch) may not, as a general matter, engage as a principal in any type of activity not permissible for their federally chartered or licensed counterparts, unless (i) in the case of state-chartered banks (such as Santander Puerto Rico), the FDIC determines that the additional activity would pose no significant risk to the FDIC’s Deposit Insurance Fund and is consistent with sound banking practices, and (ii) in the case of state licensed branches and agencies (such as our New York branch), the Federal Reserve Board determines that the additional activity is consistent with sound banking practices. United States federal banking laws also subject state branches and agencies to the single-borrower lending limits, which are substantially similar to the lending limits applicable to national banks. For our U.S. branches, these single-borrower lending limits are based on the worldwide capital of the entire foreign bank (e.g., Banco Santander, S.A. in the case of our New York branch).

Under the International Banking Act of 1978, as amended, the Federal Reserve Board may terminate the activities of any U.S. office of a foreign bank if it determines (i) that the foreign bank is not subject to comprehensive supervision on a consolidated basis in its home country (unless the home country is making demonstrable progress toward establishing such supervision), (ii) that there is reasonable cause to believe that such foreign bank or its affiliate has violated the law or engaged in an unsafe or unsound banking practice in the United States and, as a result of such violation or practice, the continued operation of the U.S. office would be inconsistent with the public interest or with the purposes of federal banking laws or, (iii) for a foreign bank that presents a risk to the stability of the U.S. financial system, the home country of the foreign bank has not adopted, or made demonstrable progress toward adopting, an appropriate system of financial regulation to mitigate such risk.

There are various qualitative and quantitative restrictions on the extent to which we and our nonbank subsidiaries can borrow or otherwise obtain credit from our U.S. banking subsidiaries or engage in certain other transactions involving those subsidiaries. In general, these transactions must be on terms that would ordinarily be offered to unaffiliated entities must be secured by designated amounts of specified collateral and are subject to volume limitations. These restrictions also apply to certain transactions of our New York branch with certain of our U.S. affiliates. Effective in July 2012, the Dodd-Frank Act subjects credit exposures arising from derivative transactions, securities borrowing and lending transactions, and repurchase/reverse repurchase agreements to these collateral and volume limitations. The Federal Reserve Board has not yet issued regulations to implement these changes made by the Dodd-Frank Act.

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

Our U.S. Bank Holding Company Subsidiary

Certain of our U.S. banking subsidiaries, including Santander Holdings USA, our U.S. bank holding company subsidiary, are subject to stress testing and capital planning requirements under regulations implementing the Dodd-Frank Act. In March 2014 and 2015, the Federal Reserve Board, as part of its Comprehensive Capital Analysis and Review (“CCAR”) process, objected on qualitative grounds to the capital plans submitted by Santander Holdings USA. In its 2015 public report on CCAR, the Federal Reserve Board cited widespread and critical deficiencies in Santander Holdings USA’s capital planning processes, including specific deficiencies in governance, internal controls, risk identification and risk management, management information systems, and supporting assumptions and analysis. As a result of the 2014 and 2015 CCAR objections, Santander Holdings USA is not permitted to make any capital distributions without the Federal Reserve Board’s approval, other than the continued payment of dividends on Santander Holdings USA’s outstanding class of preferred stock, until a new capital plan is approved by the Federal Reserve Board. The deadline for Santander Holdings USA’s next capital plan submission is in January 2016, and there is a risk that the Federal Reserve Board will object to Santander Holdings USA’s next capital plan.

In addition, we are subject to supervisory actions in the United States. Specifically, on September 15, 2014, Santander Holdings USA and the Federal Reserve Bank of Boston (“FRB Boston”) executed a written agreement relating to a subsidiary’s declaration and payment of dividends in the second quarter of 2014 without the Federal Reserve Board’s approval. Under the written agreement, Santander Holdings USA agreed to submit to the FRB Boston written procedures to strengthen board oversight of management regarding planned capital distributions by Santander Holdings USA and its subsidiaries. In addition, Santander Holdings USA agreed to subject future distributions to the prior written approval of Federal Reserve System and to take necessary actions to ensure that no such distributions are made without the Federal Reserve Board’s approval.

As a separate supervisory matter, U.S. bank regulatory agencies from time to time take supervisory actions under certain circumstances that restrict or limit a financial institution’s activities. In some instances, we are subject to significant legal restrictions on our ability to publicly disclose these actions or the full details of these actions. In addition, as part of the regular examination process, our U.S. banking subsidiaries’ regulators may advise our U.S. banking subsidiaries to operate under various restrictions as a prudential matter. The U.S. supervisory environment has become significantly more demanding and restrictive since the financial crisis of 2008. Currently, under the U.S. Bank Holding Company Act, we and our U.S. banking subsidiaries may not be able to engage in certain categories of new activities in the United States or acquire shares or control of other companies in the United States. Any such actions or restrictions, if and in whatever manner imposed, could adversely affect our costs and revenues. Moreover, efforts to comply with any nonpublic supervisory actions or restrictions may require material investments in additional resources and systems, as well as a significant commitment of managerial time and attention. As a result, such supervisory actions or restrictions, if and in whatever manner imposed, could have a material adverse effect on our business and results of operations; and, in certain instances, we may be subject to significant legal restrictions on our ability to publicly disclose these matters or the full details of these actions.

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

Our U.S. Depository Institution Subsidiaries

The Federal Deposit Insurance Corporation Improvement Act of 1991 (the “FDICIA”) provides for extensive regulation of depository institutions (such as Santander Bank and Santander Puerto Rico), including requiring federal banking regulators to take “prompt corrective action” with respect to FDIC-insured depository institutions that do not meet minimum capital requirements. For this purpose, FDICIA establishes five capitalization categories: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” As an insured depository institution’s capital level declines and the depository institution falls into lower categories (or if it is placed in a lower category by the discretionary action of its supervisor), greater limits are placed on its activities and federal banking regulators are authorized (and, in many cases, required) to take increasingly more stringent supervisory actions, which could ultimately include the appointment of a conservator or receiver for the depository institution (even if it is solvent). In addition, FDICIA generally prohibits an FDIC-insured bank from making any capital distribution (including payment of a dividend) or payment of a management fee to its holding company if the bank would thereafter be undercapitalized. If an insured depository institution becomes “undercapitalized,” it is required to submit to federal regulators a capital restoration plan guaranteed by the depository institution’s holding company. If an undercapitalized depository institution fails to submit an acceptable plan, it is treated as if it were “significantly undercapitalized.” Significantly undercapitalized depository institutions may be subject to a number of restrictions, including requirements to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and restrictions on accepting deposits from correspondent banks. “Critically undercapitalized” depository institutions are subject to appointment of a receiver or conservator.

In July 2013, the U.S. bank regulators issued the U.S. Basel III final rules implementing the Basel III capital framework for U.S. banks and bank holding companies and other U.S. capital reform. Certain aspects of the U.S. Basel III final rules, such as new minimum capital ratios and a revised methodology for calculating risk-weighted assets, became effective on January 1, 2015 for our U.S. depository institution subsidiaries. These minimum capital ratios include a total capital to risk-weighted assets of 8%, Tier 1 capital to risk-weighted assets of 6% and CET1 capital to risk-weighted assets of 4.5%. Other aspects of the U.S. Basel III final rules, such as the 2.5% capital conservation buffer and the new regulatory deductions from and adjustments to capital, will be phased in over several years beginning on January 1, 2015.

In addition, the Federal Reserve Board and other U.S. regulators issued in September 2014 a final rule implementing a quantitative liquidity coverage ratio requirement on certain large banks and bank holding companies. The final liquidity coverage ratio is broadly consistent with the Basel Committee’s revised Basel III liquidity rules, but is more stringent in several important respects. The final rule became effective on January 1, 2015. The Federal Reserve Board has also stated that it intends, through future rulemakings, to apply the Basel III liquidity coverage ratio and net stable funding ratio to the U.S. operations of some or all large FBOs.

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

The European Monetary Union has had a significant effect upon foreign exchange and bond markets and has involved modification of the internal operations and systems of banks and of inter-bank payments systems. Since January 1, 1999, the start of Stage III, see “—Supervision and Regulation—Single Supervisory Mechanism, Bank of Spain and the European Central Bank,” Spanish monetary policy has been affected in several ways. The euro has become the national currency of the fifteen participating countries and the exchange rates between the currencies of these countries were fixed to the euro. Additionally, the European System of Central Banks became the entity in charge of the European Union’s monetary policy.

C. Organizational structure.

Banco Santander, S.A. is the parent company of the Group which was comprised at December 31, 2014 of 833 companies that consolidate by the global integration method. In addition, there were 209 companies that were accounted for by the equity method.

See Exhibits I, II and III to our consolidated financial statements included in this Form 20-F for details of our consolidated and non-consolidated companies.

D. Property, plant and equipment.

During 2014, the Bank and its banking subsidiaries either leased or owned premises in Spain and abroad, which at December 31, 2014 included 3,511 branch offices in Spain and 9,440 abroad. These figures include traditional branches and banking services points but do not include electronic service points. See note 16 to our consolidated financial statements.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

The preparation of the Group’s consolidated financial statements requires a significant amount of judgment involving estimates and assumptions which can be inherently uncertain at the time they are made (see note 1.c to our consolidated financial statements). Changes in assumptions may have a significant impact on the financial statements in the periods in which they are changed. Judgments or changes in assumptions are submitted to the audit committee of the board of directors and/or to our regulatory authorities and are disclosed in the notes to our consolidated financial statements.

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

These pricing models are fed with observable market data such as deposit interest rates, futures rates, cross currency swap and constant maturity swap rates, and basis spreads, on the basis of which different yield curves are calculated, depending on the payment frequency and discounting curves for each currency. In the case of options, implied volatilities are also used as model inputs. These volatilities are observable in the market for cap and floor options and swaptions, and interpolation and extrapolation of volatilities from the quoted ranges are carried out using generally accepted industry models. The pricing of more exotic derivatives may require the use of non-observable data or parameters, such as correlation (among interest rates and cross-asset), mean reversion rates and prepayment rates, which are usually defined from historical data or through calibration.

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

The inputs of foreign exchange models include the yield curve for each currency, the spot foreign exchange price and the implied volatilities and correlation among assets of this type. Volatilities are obtained from European call and put options which are quoted in markets as at-the-money, risk reversal or butterfly options. Illiquid currency pairs are usually handled by using the data of the liquid pairs from which the illiquid currency can be derived. For more exotic products, unobservable model parameters may be estimated by fitting to reference prices provided by other non-quoted market sources.

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

Valuation inputs are the yield curve, the CDS spread curve and the recovery rate. The CDS spread curve is obtained in the market for indices and important individual issuers. For less liquid issuers, this spread curve is estimated using proxies or other credit-dependent instruments. Recovery rates are usually set to standard values. For listed single-tranche CDOs, the correlation of joint default of several issuers is implied from the market. For FTDs, NTDs and bespoke CDOs, the correlation is estimated from proxies or historical data when no other option is available.

Valuation adjustment for counterparty risk or default risk

The credit valuation adjustment (CVA) is a valuation adjustment to OTC derivatives as a result of the risk associated with the credit exposure assumed to each counterparty.

The CVA is calculated taking into account potential exposure to each counterparty in each future period. The CVA for a specific counterparty is equal to the sum of the CVA for all the periods. The following inputs are used to calculate the CVA:

•	Expected exposure: including for each transaction the mark-to-market (MtM) value plus an add-on for the potential future exposure for each period. Mitigating factors such as netting and collateral agreements are taken into account, as well as temporary impairment for derivatives with interim payments.

•	LGD: percentage of final loss assumed in a counterparty credit event/default.

•	Probability of default: for cases where there is no market information (the CDS quoted spread curve, etc.), proxies based on companies holding exchange-listed CDSs, in the same industry and with the same external rating as the counterparty, are used.

•	Discount factor curve.

The debt valuation adjustment (DVA) is a similar valuation adjustment to the CVA but, in this case, as a result of the own risk of the Group assumed by its counterparties in OTC derivatives.

The CVA and DVA recognized by the Group at December 31, 2014 amounted to €786 million and €228 million, respectively.

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

When a loan is deemed partially uncollectible, a provision is recorded (charged against earnings) as opposed to a partial write-off (derecognition from the balance sheet), since a partial write-off of the loan is not permitted by the Bank of Spain. If a loan becomes entirely uncollectible, the provision is increased to 100% of the loan balance. Accordingly, we recognize a credit loss on any loan at the time it is deemed to be impaired.

The credit loss recognition process is independent of the process for the derecognition of non-performing loans from the balance sheet. The balances relating to impaired transactions continue to be recognized on the balance sheet, for their full amounts, until we consider that the recovery of those amounts is remote.

We consider recovery to be remote when there has been a substantial and irreversible deterioration of the borrower’s solvency, when commencement of the liquidation phase of insolvency proceedings has been ordered or when more than four years have elapsed since the borrower’s transaction was classified as non-performing due to arrears (the maximum period established by the Bank of Spain).

When the recovery of a financial asset is considered remote, it is charged-off, together with the related allowance, without prejudice to any actions that the consolidated entities may initiate to seek collection until their contractual rights are extinguished due to expiry of the statute of limitations period, forgiveness or any other cause.

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

As regards impairment losses resulting from materialization of the insolvency risk of the obligors (credit risk), a debt instrument is non-performing due to insolvency:

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

With respect to the coverage of loss arising from credit risk, we must meet the Bank of Spain requirements, which establish that, until the Spanish regulatory authority has verified and approved the internal models for the calculation of the allowance for losses arising from credit risk (to date it has only approved the internal models to be used to calculate regulatory capital), entities must calculate their credit risk coverage as set forth below:

a. Specific allowance (individuals):

The allowance for debt instruments not measured at fair value through profit or loss that are classified as non-performing is generally recognized in accordance with the criteria set forth below:

i. Assets classified as non-performing due to counterparty arrears:

Debt instruments, whoever the obligor and whatever the guarantee or collateral, with amounts more than three months past due are assessed individually, taking into account the age of the past-due amounts, the guarantees or collateral provided and the financial situation of the counterparty and the guarantors.

ii. Assets classified as non-performing for reasons other than counterparty arrears:

Debt instruments which are not classifiable as non-performing due to arrears but for which there are reasonable doubts as to their repayment under the contractual terms are assessed individually, and their allowance is the difference between the amount recognized in assets and the present value of the cash flows expected to be received.

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

c. Country risk allowance:

Country risk is considered to be the risk associated with counterparties resident in a given country due to circumstances other than normal commercial risk (sovereign risk, transfer risk and risks arising from international financial activity). Based on the countries’ economic performance, political situation, regulatory and institutional framework, and payment capacity and record, we classify all the transactions performed with third parties into six different groups, from group 1 (transactions with ultimate obligors resident in European Union countries, Norway, Switzerland, Iceland, the United States, Canada, Japan, Australia and New Zealand) to group 6 (transactions the recovery of which is considered remote due to circumstances attributable to the country), assigning to each group the credit loss allowance percentages resulting from the aforementioned analyses. However, due to the size of the Group and to the proactive management of our country risk exposure, the allowances recognized relating to this matter are not material with respect to the credit loss allowances recognized.

The allowance for credit losses for financial instruments accounted for at amortized cost and contingent liabilities recorded by Grupo Santander as at December 31, 2014, using the methodology outlined above, was €27,975 million.

However, the coverage of the Group’s losses arising from credit risk must also meet the regulatory requirements of IFRS-IASB and, therefore, we check the allowances calculated as described above with those obtained from our own internal models for the calculation of the coverage of losses arising from credit risk in order to confirm that there are no material differences.

Our internal models (a full description of our credit risk management system is included in Item 4. Information on the Company—B. Business Overview—Allowance for Credit Losses and Country Risk Requirements and in Item 11. Quantitative and Qualitative Disclosures about Market Risk—Part 4. Credit Risk) determine the impairment losses on debt instruments not measured at fair value through profit or loss and on contingent liabilities taking into account the historical experience of impairment and other circumstances known at the time of assessment. For these purposes, impairment losses on loans are losses incurred at the reporting date, calculated using statistical methods.

The amount of an impairment loss incurred on a debt instrument carried at amortized cost is equal to the difference between its carrying amount and the present value of its estimated future cash flows. In estimating the future cash flows of debt instruments the following factors are taken into account:

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

•	Exposure at default (EaD) is the amount of risk exposure at the date of default by the counterparty.

•	Probability of default (PD) is the probability of the counterparty failing to meet its principal and/or interest payment obligations. The probability of default is associated with the rating/scoring of each counterparty/transaction.

•	For the purposes of calculating the incurred losses PD is measured using a time horizon of one year; i.e. it quantifies the probability of the counterparty defaulting in the coming year due to an event that had already occurred at the assessment date. The definition of default used includes amounts past due by 90 days or more and cases in which there is no default but there are doubts as to the solvency of the counterparty (subjective non-performing assets).

•	Loss given default (LGD) is the loss arising in the event of default. It depends mainly on the present value of the guarantees associated with the transaction and other the future flows that are expected to be recovered.

In addition to all of the above, the calculation of the incurred loss takes into account the adjustment to the current situation of the aforementioned factors (PD and LGD) considering our historical experience and other specific information to reflect the current conditions.

At December 31, 2014 there is no material difference in the calculation of loan allowances between the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 (as explained above) and IFRS-IASB.

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

Based on the foregoing, and in accordance with the estimates, projections and sensitivity analyses available to the Bank’s directors, in 2014 we recognized impairment losses on goodwill totaling €2 million (2013: €40; 2012: €156 million) under Impairment losses on other assets (net)—Goodwill and other intangible assets. In 2012 the impairment losses recognized, which were due mainly to the deterioration of business expectations, related mainly to Group subsidiaries in Italy.

At December 31, 2014, none of the cash-generating units with significant goodwill had a recoverable amount approximating their carrying amount, except for Santander Consumer USA, the recoverable amount of which is very close to its carrying amount since the business combination took place in 2014. The recoverable amount is considered to be close to the carrying amount when reasonable changes in the main assumptions used in the valuation cause the recoverable amount to be below the carrying amount.

Non-current assets held for sale are measured at the lower of fair value less costs to sell and the carrying amount. The Group measures foreclosed property assets located in Spain by taking into consideration the appraisal value on the date of foreclosure and the length of time each asset has been recognized in the balance sheet. Property assets under construction are measured taking into account the current situation of the property, not the final value. In addition, in order to check at the end of each reporting period that the measurement made using the aforementioned criteria does not differ from fair value, the Group requests an independent expert to perform an appraisal. After performing these assessments at December 31, 2014, 2013 and 2012 the allowance that covers the value of our non-current assets held for sale amounted to €5,404 million, €4,955 million and €4,416 million, respectively.

Equity method investments are evaluated for impairment on an annual basis or more frequently if events or changes in circumstances indicate that these assets are impaired. An equity method investment is impaired if its fair value is deemed to be less than its cost. Accordingly, we evaluate whether an event or change in circumstances has occurred that may have a significant adverse effect on the fair value of the investment. In 2014, 2013 and 2012 there was no evidence of material impairment on the Group’s equity method investments.

In relation to the available for sale securities (debt and equity instruments) at the end of each year, we make an assessment of whether there is any objective evidence that any our available for sale securities of is impaired. This assessment includes but is not limited to an analysis of the following information: (i) the issuer’s economic and financial position, the existence of default or late payment, analysis of the issuer’s solvency, the evolution of its business, short-term projections, trends observed with respect to its earnings and, if applicable, its dividend distribution policy; (ii) market-related information such as changes in the general economic situation, changes in the issuer’s sector which might affect its ability to pay; (iii) changes in the fair value of the security analyzed, analysis of the origins of such changes—whether they are intrinsic or the result of the general uncertainty concerning the economy or the country; and (iv) independent analysts’ reports and forecasts and other independent market information.

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

At the end of 2014 we performed the assessment described above and recognized in the consolidated income statement impairment losses of €42 million in respect of debt instruments (€89 million in 2013 and €18 million in 2012). At 2014, 2013 and 2012 year-end, we analyzed the additional unrealized revaluation losses related to debt instruments and we concluded that they were temporary and, therefore, there was no evidence of impairment since the interest payment schedules for all the securities had been complied with and there was no evidence that the issuers would not continue to meet their payment obligations or that the future payments (both principal and interest) would not be sufficient to recover the cost.

At the end of 2014, 45.62% of the losses recognized under valuation adjustments—available-for-sale financial assets arising from debt securities had been incurred in more than twelve months. Most of the losses on government debt securities recognized in the Group’s equity (approximately 53.63% of the total) related to the decline in value of Spanish and Portuguese government debt securities. This decline in value was not prompted by interest rate changes but rather by an increase, which occurred after the instruments were acquired, in the credit risk spreads (credit spreads that improved in 2014); there had not been any default on payments of interest nor was there any evidence that the issuers would fail to continue to meet their payment obligations in the future, with respect both to principal and interest, and thus prevent recovery of the carrying amount of such securities.

During 2014, 2013 and 2012 we completed the analysis described above for equity securities and we recognized in 2014 impairments amounting to €147 million (€169 million in 2013 and €344 million in 2012). No additional significant impairments were recorded in 2014 for the remainder of the equity securities that showed unrealized losses as of December 31, 2014 because, after carrying out the abovementioned analysis, we concluded that their carrying value was still recoverable.

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

We test goodwill for impairment at the cash-generating unit level. We identify our reporting units as one level below our business segments, based on our management structure. We keep those cash-generating units unchanged unless business segment reorganization occurs. We disclose our goodwill impairment assessment methodology in “Critical Accounting Policies—Impairment”.

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

As a result of the first consolidation of the acquired subsidiaries, Santander Consumer USA and GE Capital (2014) and merger of Bank Zachodni WBK S.A. and Kredyt Bank S.A. (2013), a significant amount of goodwill was recorded (see note 3 and note 17 to our consolidated financial statements). Management made this determination, based in part upon independent appraisals of intangible assets, which is initially estimated and subsequently revised within the one year time period allowed by IFRS-IASB.

Recent Accounting Pronouncements

See note 1.b to our consolidated financial statements for the detail of standards and interpretations that came into force in 2014 and those with effective dates subsequent to December 31, 2014.

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

2014 Overview

In 2014, the world economy recorded growth of around 3.3%, a rate similar to that achieved the previous year. This similarity conceals two big differences: on the one hand, the advanced economies overall experienced a marked revitalization, which was offset by the slowdown in growth in emerging economies. On the other, among both the advanced and the emerging economies the differences in their cyclical positions were accentuated.

With regard to the financial markets, in general financial conditions improved substantially. The advances occurred mainly in the first half of the year, when the global perception of risk fell significantly, there were widespread rises in stock market indices, risk premiums on both government and private debt securities fell considerably, access to capital markets became more fluid and the conditions on the supply of bank credit—in the advanced economies—eased.

This performance was linked to the monetary policies of the various central banks, which resulted in abundant liquidity and the consequent pursuit of returns. The progress made towards the European banking union and the idea that the most extreme risks had passed also had a significant impact.

There was a correction in the second half of 2014 with a greater differentiation in performance depending on the nature of the assets and the outlook for each economy in the face of the downward revision of the forecasts for global growth, the end of the asset-buying program in the United States, and the fall in commodity prices (especially sharp in the case of oil).

As regards the banking sector environment, the most significant highlight for the banking systems in which the Bank operates was the advance towards a banking union in the eurozone. The ECB took on the function of supervising all banks in the eurozone, and of doing so directly in the case of the 120 largest banks, which account for 82% of the system’s total assets.

Before embarking on this task an exhaustive assessment of the banks’ assets and liabilities was performed, which signified a turning point in the evolution of European banking and led to increased confidence in the European financial system in the course of the year.

The regulatory agenda was once again intense in 2014. Progress continues to be made in responding to the weaknesses identified in the recent financial crisis.

The regulators worked on the design and implementation of effective crisis management frameworks to enable any institution to be resolved at no cost to taxpayers and without causing systemic risk. At an international level, the Financial Stability Board made progress with the crisis management framework to be applied at global systemically important banks (G-SIBs). The newest element of these frameworks is the requirement for banks to have a minimum loss-absorbing capacity (TLAC) in the event of resolution. A consultation paper was presented in November 2014, and an impact and market assessment study will be undertaken in 2015 in order to finalize the definition and calibration of the requirement by the end of the year.

Another area where there continues to be intensive regulatory activity is the review of the capital consumption frameworks for credit risk, market risk and operational risk, for both the standard and advanced models, being undertaken by the Basel Committee. This work is expected to be completed in 2015 and its success will depend on whether the role of risk sensitive requirements is maintained in the prudential framework, or whether greater weight is given to measures that are not risk sensitive such as the leverage ratio.

•	The United States is in a solid expansion phase. The economy grew at above its expected rate, as a result of which unemployment and the excess of installed capacity were reduced substantially. Inflation remained low. In these conditions, the Federal Reserve concluded its bond-buying program, without, as of the date of this annual report, abandoning the expansive tone of its monetary policy.

•	The United Kingdom performed well in 2014. Inflation was below 2%, enabling the Bank of England to hold its discount rate at 0.5%.

•	The eurozone registered a slow recovery. Inflation was close to 0%, which led the ECB to cut its benchmark rates and launch new quantitative easing measures in the form of injecting long-term liquidity (TLTROs) and purchases of securities issued by the private sector.

•	Spain grew well above the eurozone average in 2014. Job creation, which began in the fourth quarter of 2013, continued and produced a gradual decline in the unemployment rate. The recovery is the result of the adjustments and reforms made in the public and private sectors in the last few years, notable among which has been the improvement in competitiveness, via internal devaluation, labor market reforms and restructuring of the financial system.

•	Germany’s growth eased as the year progressed, while maintaining the strength of its labor market and the high level of competitiveness of its exports.

•	Poland grew strongly in 2014, although the economy lost steam in the last part of the year due to the conflict in the Ukraine (which adversely impacted Poland’s trade with Eastern Europe) and the eurozone’s modest growth.

In Latin America, growth slowed in 2014 (1.3% compared to 2.7% in 2013) in an international environment characterized by the normalization of monetary policy in the U.S., slower growth in China and less favorable terms of foreign trade than in the past. Despite lower growth, inflation rose, as a result of several supply shocks and the impact of the depreciation of Latin American currencies.

•	Brazil recorded moderate growth, despite which the unemployment rate remained very low. The first measures announced by the new government were positively perceived by the markets.

•	The Chilean economy’s growth slowed, which led to more expansive monetary (benchmark interest rate at 3%) and fiscal policies.

•	Mexico was on an upward growth trend during 2014, thanks to the strong trade links with the U.S. and the expectations raised by the major structural reforms in various areas.

Results of Operations for Santander

Summary

Profit attributable to the Parent bank in 2014 was €5,816 million, a 39.3% or €1,641 million increase from €4,175 million in 2013, which represented a 82.9% or €1,892 million increase from €2,283 million in 2012.

There are a number of factors that have an impact on the year-on-year comparison:

•	A more favorable global macroeconomic environment of recovery, despite signs of weakness in some European economies and in emerging economies during the second half of 2014.

•	Improved financial conditions in markets, while interest rates generally remained low.

•	A more demanding regulatory environment, limiting revenues and increasing compliance costs.

•	A positive perimeter effect from the full consolidation of SCUSA, the incorporation of Financiera El Corte Inglés, GetNet and the consumer finance business of GE Capital in the Nordic countries, as well as the acquisition of minority interests in our bank subsidiary in Brazil in September 2014, partially offset by the loss of control of the fund management companies in the fourth quarter of 2013.

•	The impact of the exchange rates of the various currencies against the euro was 4 to 5 percentage points negative for the Group as a whole in year-on-year comparisons for revenues and costs. The negative effects were in Brazil (8 to 9 percentage points), Mexico (4 percentage points) and Chile (14 to 15 percentage points) offset in part by a positive impact in the U.K. (6 percentage points). There was an immaterial positive impact in the U.S. (0.1 percentage points).

Interest Income / (Charges)

Net interest income was €29,547, a 13.9% or €3,612 million increase from €25,935 million in 2013, which represented a 13.3% or €3,988 million decrease from €29,923 million in 2012.

2014 compared to 2013

The €3,612 million increase in net interest income was mainly due to the full consolidation of SCUSA. Excluding this effect and the exchange rate impact, net interest income increased by €2,384 million. The main developments were:

•	The general macroeconomic improvement in all countries except for Brazil, with very positive growth in Spain, the U.K., the U.S. and Chile.

•	The positive evolution of lending, with growth in all units except Portugal, which is still deleveraging.

•	The growth in deposits, together with decreases in the average cost of funds mainly in developed countries.

The performance of net interest income by geographic areas was the following:

•	Favorable evolution in the U.K. (22.7%) and the U.S. (177.2%), due to the decrease in the cost of retail deposits in the U.K. and the impact of the reconsolidation of SCUSA in the U.S. (eliminating the effect of the reconsolidation of SCUSA, growth would have been of 11.2% due to increased consumer activity).

•	Continental Europe’s net interest income increased 7.4%, with growth in all units. Spain’s rose 9.4%, due to the decreased cost of funds which compensated the decline in interest earned.

•	Latin America as a whole grew because of increased loan volumes. Brazil is the only unit that declined (-11.0%) due to lower spreads from the change of business mix toward lower risk segments.

The average balance of interest earning assets in 2014 was €1,096,298 million, which was 2% or €21,859 million less than in 2013. This decrease occurred mainly in Spain (-€53,754 million), despite its lower relative weight. Within this, the biggest drops were in: (i) Other interest earning assets (-€18,899 million) mainly relating to derivatives and hedges, (ii) Loans and advances to customers (-€13,710 million), as a result of the reduction in loan volume that occurred in the end of 2013 which lowered the starting point for 2014, and the balances of the real estate operations that were discontinued in Spain, which continued to impact the 2014 fiscal year, and (iii) Debt securities (-€10,700 million). Average balances outside of Spain increased €31,895 million mainly due to the increase in Loans and advances to customers (€22,598 million) and Debt securities (€16,597 million) partially offset by the decrease in Other interest earning assets (-€7,507 million). The average return on total earning assets rose by 38 basis points to 4.97% while the average cost of total interest-bearing liabilities stood unchanged at 2.32%.

The development by geographic distribution (principal segments) of customer loans as of December 31, 2014 as compared to December 31, 2013 was the following:.

•	In Continental Europe, the evolution varied among its units. Lending fell in Portugal, still affected by low demand, and the balance of Spain’s run-off real estate activity decreased, as the strategy of reducing this type of risk continued. Loans grew at Santander Consumer Finance, benefiting from the acquisition in 2013 of Zagiel, the consumer finance arm of KBC in Poland (see “Item 4. Information on the Company—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions and Reorganizations—Merger of Bank Zachodni WBK S.A. and Kredyt Bank S.A.”), with a good evolution by products and segments, and in Spain, where the deleveraging trend of the last few years was reversed as a result of growth in lending to companies and public administrations.

•	In the United Kingdom, the balance of customer loans was 2% higher in sterling with the balance of mortgages and lending to companies increasing by 1% and 8%, respectively.

•	Lending in Latin America in local currencies terms increased 12%, with significant growth in all countries: Brazil (11%), Mexico (15%), Chile (8%), Argentina (23%), Uruguay (17%) and Peru (28%).

•	Lending in the U.S. rose 3% in dollars in constant perimeter (eliminating the effect of the reconsolidation of SCUSA), impacted by to the sale and securitizations of assets in the second half of 2014 (7% without this impact). Santander Bank’s lending increased 1% (6% excluding the sale of assets) and SCUSA’s increased 13%, benefiting from the strategic alliance with Chrysler, while lending in Puerto Rico dropped 16% against a backdrop of deleveraging.

At the end of 2014, Continental Europe accounted for 37% of the Group’s total net lending (22% Spain), the U.K. 34%, Latin America 20% (10% Brazil) and the U.S. 9%.

The average balance of interest-bearing liabilities in 2014 was €1,082,500 million, which was 2% or €18,212 million less than in 2013, with their average cost of funds flat at 2.32%.

The reason for the drop in average liabilities, as in the case of assets, was Spain (-€34,726 million), as a result of: (i) the decreases in other interest-bearing liabilities (-€17,502 million), marketable debt securities (-€14,874 million) due to the fall in the outstanding average balances of wholesale funds, after the parent company raised an amount that was lower than the maturities and amortizations booked in the year, and (ii) transactions with credit institutions (-€5,648 million). Balances outside of Spain increased (€22,325 million), mainly due to marketable debt securities (€15,685 million) as debt issuances increased and amortizations decreased (see note 23 to our consolidated financial statements) and transactions with credit institutions (€8,543 million).

The development by geographic distribution (principal segments) of customer deposits as of December 31, 2014 as compared to December 31, 2013 was the following:

•	Deposits in Continental Europe remained flat with decreases in Spain, Portugal and Santander Consumer offset by growth in Poland.

•	In the U.K., customer deposits increased by 8% (1% in sterling) due to the strategy of replacing expensive and less stable deposits with those that offer a better opportunity of customer linkage. Demand deposits grew because of the rise in current accounts as a result of the success of marketing the 1|2|3 range of products (designed to build closer customer relationships, greater transactionality and increased loyalty), which offset the reduction in time deposits.

•	In Latin America, customer deposits grew by 13% (12% in local currencies) with Brazil, Mexico and Chile growing by 12%, 16% and 11%, respectively.

•	Lastly, in the U.S. deposits rose 19% mainly due to exchange rates. In dollars, deposits increased 5% and continued to improve in their composition and cost.

Continental Europe accounted for 40% of customer deposits (28% Spain), the U.K. 32%, Latin America 21% (Brazil 11%) and the U.S. 7%.

2013 compared to 2012

The €3,988 million decrease in net interest income was mainly due to:

•	The depreciation of some currencies (6 percentage point of the fall), particularly Brazil, the U.K., Argentina and Chile;

•	The impact of the cost associated with the policy of strengthening liquidity that the Group has been implementing since the middle of 2012;

•	The decrease in lending due to deleveraging in some countries; and

•	Reduced spreads in an environment of record low interest rates in mature markets and the change of mix toward lower risk products in some markets. These impacts were not offset by the reduction of the cost of funds, which is still not fully reflected across our sources of funding.

The performance of net interest income by countries was the following:

•	Favorable evolution of Santander UK 3.4% (8.3% rise in pound sterling).

•	Drop of 15.4% in Spain, largely due to the country’s deleveraging process, mortgage repricing and the higher cost of funds. Our efforts to reduce the cost of funds in Spain is already beginning to be reflected in the last few quarters and we expect it to continue to improve.

•	Latin America’s net interest income declined 15.2% (5.7% in local currencies), due to Brazil. Mexico (5.7%) and Chile (-1.7%), on the other hand, increased 5.9% and 3.4%, respectively, in local currency.

The average balance of interest earning assets in 2013 was €1,118,157 million, which was 6.0% or €71,019 million less than in 2012. This decrease occurred mainly in Spain (-€43,269 million), despite its lower relative weight. Within this, the biggest drops were in Loans and advances to customers (-€20,416 million), as a result of the deleveraging process, and Cash and due from central banks (-€14,582 million). The balances outside of Spain declined €27,750 million mainly due to the impact of changes in exchange rates.

The geographic distribution (principal segments) of customer loans was very different by market.

•	In Continental Europe, the low demand for loans as a result of the economic situation of some countries affected balances in Spain and Portugal. Santander Consumer Finance’s total lending remained stable, while Poland registered positive growth both organically as well as from the increased perimeter. The balance of Spain’s run-off real estate activity was much lower, as we maintained the strategy of reducing this type of risk.

•	In the United Kingdom, the balance of customer loans was 7% lower. In local criteria and currency, the balance of home mortgages dropped 5% because of the strategy of improving the risk profile, which meant discontinuing some products. Loans to companies, on the other hand, increased 13% in local currency.

•	Lending in Latin America decreased 5% in nominal terms, but increased 11% excluding the exchange rate impact, with growth in all countries.

•	Lending in the U.S. declined 5%, as a result of: (i) the fall in the run-off portfolios, which includes indirect lending to car dealers, home equity loans, student loans and others, (ii) and the strategy in the last year of mortgage origination for its subsequent sale.

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

The main reason for the drop in average liabilities, as in the case of assets, was Spain (-€42,828 million), as a result of the decreases in transactions with credit institutions (-€33,685 million, mainly because of the repayment of the Long-term Refinancing Operation “LTRO” funds, obtained from the ECB at the end of 2011), marketable securities (-€11,609 million) and other interest-bearing liabilities (-€16,106 million). In contrast, domestic customer deposits increased by €20,434 million. Balances were also down outside of Spain (-€27,991 million), mainly due to lower customer deposits (-€24,446 million) affected by exchange rates.

The development by geographic distribution (principal segments) of customer deposits as of December 31, 2013 as compared to December 31, 2012 was the following:

•	Customer deposits in Continental Europe were flat as the decrease in Spain and Santander Consumer Finance was offset by the increase in Poland due to the entry of Kredyt Bank.

•	In the U.K., customer deposits dropped 4% in 2013 due to the strategy of replacing expensive and less stable deposits with those that offer a better opportunity of linkage. Demand deposits grew because of the rise in current accounts as a result of the success of the 1|2|3 range of products, which partly offset the reduction in time deposits balances. The 1|2|3 World (current account, credit card, savings, etc.) is designed to build closer customer relationships, greater transactionality and increased loyalty.

•	In Latin America customer deposits decreased 6%. However, as in lending, in local currency, all countries increased their deposits.

•	Lastly, U.S. customer deposits continued to improve their mix and cost. Increasing demand deposits were offset by a greater decrease in time deposits. Total deposits were 7% lower (-2% in local currency).

Continental Europe accounted for 42% of customer deposits (30% Spain), the U.K. 31%, Latin America 21% (Brazil 10%) and the U.S. 6%.

Income from Equity Instruments

Income from equity instruments was €435 million in 2014, a 15% or €57 million increase from €378 million in 2013, which was an 11% or €45 million decrease from €423 million in 2012.

The €57 million increase in 2014 and the €45 million decrease in 2013, was mainly explained by the variation in dividends from our equity portfolio (mainly Spanish blue chips).

Income from Companies Accounted for by the Equity Method

Income from companies accounted for by the equity method was €243 million in 2014, a €257 million decrease from €500 million in 2013, which was a €73 million increase from €427 million in 2012. In this line item we recorded in 2013 the contribution to the Group of Santander Consumer USA and the corporate insurance transactions in Europe and Latin America. Starting in 2014, we are fully consolidating Santander Consumer USA financial statements, hence the reduction in 2014. See “Item 4. Information on the Company—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions and Reorganizations”.

Fee and Commission Income (net)

Fee and commission income was €9,696 million in 2014, a 1% or €65 million decrease from €9,761 million in 2013. During 2013, fee and commission income decreased by 5% as compared to €10,261 million obtained in 2012.

2014 compared to 2013

Fee and commission income for 2014 and 2013 was as follows:

	2014	2013	Amount Change	% Change
	(in millions of euros, except percentages)
Mutual and pension funds	913	1,121	(208)	(18.6%)
Insurance	2,193	2,284	(91)	(4.0%)
Securities services	763	678	85	12.5%
Commissions for services	5,827	5,678	149	2.6%
Total fee and commission income (net)	9,696	9,761	(65)	(0.7%)

Fee and commission income was virtually flat affected by reduced activity in some markets because of the economic environment. Increases in income from services and securities were offset by decreases in mutual and pension funds and insurance.

The average balances of mutual funds managed and marketed increased 14% from €101.2 billion in 2013 to €117.5 billion in 2014, with significant growth in Spain and Brazil partially offset by a 18% decrease in the United Kingdom.

The average balances of pension funds increased 7% from €10.4 billion in 2013 to €11.2 billion in 2014. Spain accounted for most of this growth. Our only remaining pension business abroad is in Portugal. The average balances of pension funds in Portugal also increased 8% to €852 million in 2014 from €788 million in 2013.

2013 compared to 2012

Fee and commission income for 2013 and 2012 was as follows:

	2013	2012	Amount Change	% Change
	(in millions of euros, except percentages)
Mutual and pension funds	1,121	1,178	(57)	(4.8%)
Insurance	2,284	2,317	(33)	(1.4%)
Securities services	678	702	(24)	(3.4%)
Commissions for services	5,678	6,064	(385)	(6.3%)
Total fee and commission income (net)	9,761	10,261	(499)	(4.9%)

The 5% decrease in fee and commission income was mainly due to lesser commissions for services mainly due to overdrafts.

The average balances of mutual funds under management decreased 7.5% from €99.3 billion in 2012 to €91.8 billion in 2013, mainly concentrated in the United Kingdom and Brazil. However, as of year-end 2013, mutual funds increased 4.6% mainly due to the increase in Spain of 28.7%, as a result of greater marketing, partially offset by a 30.7% decrease in the United Kingdom.

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

Gains/(Losses) on Financial Assets and Liabilities (net)

Net gains on financial assets and liabilities in 2014 were €3,974 million, a 22.9% or €740 million increase as compared to €3,234 million in 2013, which represented a 2.9% or €95 million decrease from €3,329 million in 2012. Gains (losses) on financial assets and liabilities include gains and losses arising from the following: marking to market our trading portfolio and derivative instruments, including spot market foreign exchange transactions, sales of investment securities and liquidation of our corresponding hedge or other derivative positions. For further details, see note 44 to our consolidated financial statements.

2014 compared to 2013

The €740 million increase was mainly due to the net effect of: (i) a €644 million increase in trading gains, (ii) a €245 million increase in other financial instruments at fair value through profit or loss relating to valuation fluctuations, and (iii) a €195 million decrease in financial instruments not measured at fair value through profit or loss.

2013 compared to 2012

The €95 million decrease was mainly due to the net effect of: (i) a €273 million increase in trading gains, (ii) a €165 million decrease in other financial instruments at fair value through profit or loss relating to valuation fluctuations, and (iii) a €167 million decrease in financial instruments not measured at fair value through profit or loss, after the gains accounted in 2012 relating to repurchase transactions.

Exchange differences (net)

Exchange differences (net) in 2014 were a €1,124 million loss, a €1,284 million decrease as compared to €160 million gains in 2013, which represented a €349 million increase from €189 million loss in 2012.

The negative impact of exchange rates of Brazilian, Mexican and Chilean currencies against the euro was partially offset by a positive impact of the sterling against the euro. There was no significant impact due to the dollar.

Other operating income / expenses (net)

Net other operating income in 2014 was a €159 million loss, a €143 million increase from losses of €302 million in 2013, which was a €388 million decrease from income of €86 million in 2012. Under this line item we include income and expenses from insurance activity, non-financial services, other commissions and charges to the Deposit Guarantee Fund.

The main developments in insurance activity were:

•	In July 2014, we announced that we had reached an agreement for the French insurance company CNP to acquire a 51% stake in our three insurance companies based in Ireland (Santander Insurance Life Limited, Santander Insurance Europe Limited and Santander Insurance Services Ireland Limited) that distribute life and non-life products through the Santander Consumer Finance network. This transaction was closed in December 2014 and will therefore impact our 2015 results of operations.

•	In December 2012, we entered into a strategic alliance with the insurer Aegon to boost its bancassurance business in Spain through our commercial networks. In June 2013, Aegon acquired a 51% ownership interest in the two insurance companies created by the Group for these purposes.

•	In July 2012, we reached an agreement with Abbey Life Insurance ltd., a subsidiary of Deustche Bank AG, to reinsure the entire individual life risk portfolio of the insurance companies in Spain and Portugal.

	2014	2013	Amount Change	% Change
	(in millions of euros, except percentages)

Insurance activity	137	117	20	17.1%
Income from insurance and reinsurance contracts issued	3,532	4,724	(1,192)	(25.2%)
Of which:
Insurance and reinsurance premium income	3,284	4,513	(1,229)	(27.2%)
Reinsurance income	248	211	37	17.5%
Expenses of insurance and reinsurance contracts	(3,395)	(4,607)	1,212	(26.3%)
Of which:
Claims paid and other insurance-related expenses	(3,800)	(4,497)	697	(15.5%)
Net provisions for insurance contract liabilities	910	382	528	138.2%
Reinsurance premiums paid	(505)	(492)	(13)	2.6%
Non-financial services	88	93	(5)	(5.4%)
Sales and income from the provision of non-financial services	343	322	21	6.5%
Cost of sales	(255)	(229)	(26)	11.4%
Other operating income and expenses	(384)	(512)	128	(25.0%)
Other operating income	1,339	857	482	56.2%
Of which, fees and commissions offsetting direct costs	106	115	(9)	(7.8%)
Other operating expenses	(1,723)	(1,369)	(354)	25.9%
Of which, Deposit Guarantee Fund	(577)	(570)	(7)	1.2%

Other operating income / expenses, net	(159)	(302)	143	(47.4%)

The €143 million increase in net other operating income in 2014 was mainly due to an increase of €128 million in other operating income and expenses. The 2014 reduction in income and expenses from insurance and reinsurance contracts results from the previously mentioned agreements, as a result of these joint ventures being accounted for by the equity method.

	2013	2012	Amount Change	% Change
	(in millions of euros, except percentages)

Insurance activity	117	593	(476)	(80.3%)
Income from insurance and reinsurance contracts issued	4,724	5,541	(817)	(14.7%)
Of which:
Insurance and reinsurance premium income	4,513	4,667	(154)	(3.3%)
Reinsurance income	211	874	(663)	(75.9%)
Expenses of insurance and reinsurance contracts	(4,607)	(4,948)	341	(6.9%)
Of which:
Claims paid and other insurance-related expenses	(4,497)	(4,440)	(57)	1.3%
Net provisions for insurance contract liabilities	382	(323)	705	n.a.
Reinsurance premiums paid	(492)	(185)	(307)	165.9%
Non-financial services	93	137	(44)	(32.1%)
Sales and income from the provision of non-financial services	322	369	(47)	(12.7%)
Cost of sales	(229)	(232)	3	(1.3%)
Other operating income and expenses	(512)	(644)	132	(20.5%)
Other operating income	857	783	74	9.5%
Of which, fees and commissions offsetting direct costs	115	130	(15)	(11.5%)
Other operating expenses	(1,369)	(1,427)	58	(4.1%)
Of which, Deposit Guarantee Fund	(570)	(554)	(16)	2.9%

Other operating income / expenses, net	(302)	86	(388)	n.a.

The €388 million decrease in net other operating income in 2013 was mainly due to a decrease in insurance activity of €476 million mainly due to the previously mentioned agreements, partially offset by an increase of €132 million in other operating income and expenses.

Administrative Expenses

Administrative expenses increased 2.6% or €447 million to €17,899 million in 2014 from €17,452 million in 2013, which declined from €17,801 million in 2012.

2014 compared to 2013

Administrative expenses for 2014 and 2013 were as follows:

	2014	2013	Amount Change	% Change
	(in millions of euros, except percentages)
Personnel expenses	10,242	10,069	173	1.7%
Other general administrative expenses	7,657	7,383	274	3.7%
Building and premises and supplies	1,930	1,980	(50)	(2.5%)
Other expenses	1,788	1,556	232	14.9%
Information technology	979	992	(13)	(1.3%)
Advertising	655	630	25	4.0%
Technical reports	606	493	113	22.9%
Communications	489	519	(30)	(5.8%)
Taxes (other than income tax)	462	445	17	3.8%
Guard and cash courier services	397	425	(28)	(6.6%)
Per diems and travel expenses	287	284	3	1.1%
Insurance premiums	64	59	5	8.5%
Total administrative expenses	17,899	17,452	447	2.6%

In 2014, administrative expenses increased 2.6% or €447 million, negatively affected by exchange rates.

The performance by units varied:

•	certain units in processes of integration (Spain and Poland) or structural adjustment (Portugal) saw their operating costs decline in nominal terms. Brazil also did well, reflecting the effort in efficiency improvement plans and a nominal rise of 1% in local currency (an 8% decline in euros), compared to inflation of more than 6%.

•	the U.K. is combining investments in its digital transformation plan, commercial plan and in branches with efficiency improvements, same as in Chile.

•	higher expenses in Mexico and Argentina because of their expansion plans or programs to improve commercial capacity, and in the U.S., which is enhancing the franchise of Santander Bank and adapting to regulatory requirements (8%).

2013 compared to 2012

Administrative expenses for 2013 and 2012 were as follows:

	2013	2012	Amount Change	% Change
	(in millions of euros, except percentages)
Personnel expenses	10,069	10,306	(237)	(2.3%)
Other general administrative expenses	7,383	7,495	(112)	(1.5%)
Building and premises and supplies	1,980	1,916	64	3.3%
Other expenses	1,556	1,694	(138)	(8.1%)
Information technology	992	889	103	11.6%
Advertising	630	662	(32)	(4.8%)
Communications	519	638	(119)	(18.7%)
Technical reports	493	491	2	0.4%
Taxes (other than income tax)	445	415	30	7.2%
Guard and cash courier services	425	432	(7)	(1.6%)
Per diems and travel expenses	284	297	(13)	(4.4%)
Insurance premiums	59	61	(2)	(3.3%)
Total administrative expenses	17,452	17,801	(349)	(2.0%)

In 2013, administrative expenses decreased 2.0% or €349 million, positively affected by exchange rates. Excluding the impact of exchange rate differences administrative expenses increased by 3.6%.

Expenses in Europe, in both, the big commercial units as well as the United Kingdom, continued to fall or rose below the inflation rate. Latin America was up as a result of the commercial network expansion and upgrade and the review of pay agreements in an environment of higher inflation. In the United States, the year-on-year comparison reflects the investments in technology and commercial structure, as well as costs associated with the change in brand.

Depreciation and Amortization

Depreciation and amortization was €2,287 million in 2014, a 4.3% or €104 million decrease from €2,391 million in 2013, which was a 9.5% or €208 million increase from €2,183 million in 2012. The decrease in 2014 was mainly focused in Latin America.

Provisions (net)

Net provisions were €3,009 million in 2014, a 23.1% or €564 million increase from €2,445 million in 2013, which was a 66.1% or €973 million increase from €1,472 million in 2012. This item includes additions charged to the income statement in relation to provisions for pensions and similar obligations, provisions for contingent liabilities and commitments and other provisions (mainly provisions for restructuring costs and tax and legal litigation).

The variation in 2014 is mainly due to a €672 million increase in provisions for taxes and other legal contingencies and other provisions, which include, inter alia, provisions for restructuring costs and tax-related and non-tax-related proceedings. Of note were provisions of €455 million recognized for customer remediation in Germany, of which €197 million were used. In addition, there was a €36 million decrease in provisions for pensions and similar obligations, and a €72 million decrease in contingent liabilities and commitments provisions.

The variation in 2013 is mainly due to a €581 million increase in provisions for pensions and similar obligations. In Spain we recognized provisions of €334 million in 2013 to cover obligations arising from employees’ acceptances of an early retirement and voluntary redundancy offer. In addition, there was a €334 million increase in other provisions and a €58 million increase in contingent liabilities and commitments provisions.

For further details, see note 25 to our consolidated financial statements.

Impairment Losses (net)

Impairment losses (net) were €11,648 million in 2014, a 0.7% or €82 million decrease from €11,730 million in 2013, which was a 39.5% or €7,658 million decrease from €19,388 million in 2012.

Impairment losses are divided in the income statement as follows:

	2014	2013	2012
Impairment losses on financial assets (net):	10,710	11,227	18,880
Loans and receivables	10,521	10,986	18,523
Other financial assets not measured at fair value through profit and loss	189	241	357
Impairment losses on other assets (net):	938	503	508
Goodwill and other intangible assets	701	41	151
Other assets	237	462	357

Total impairment losses (net)	11,648	11,730	19,388

2014 compared to 2013

The €465 million or 4.2% decrease in net impairment losses for loans and receivables in 2014 compared to 2013 reflected a €204 million decrease in provisions, a €268 million increase in recoveries of loans previously charged-off and a €7 million increase in impairment losses of other assets. For a further discussion on credit risk see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Part 4. Credit Risk”.

The most significant decreases were in the U.K., Spain, Brazil and Portugal, due to the improved macroeconomic environment and balance sheet management. Among the rest of the large units, the only significant rise was in the U.S. because of the reconsolidation of SCUSA, which, in addition, made larger provisions partly due to the larger volume of business following the agreement with Chrysler.

Our total allowances for credit losses (excluding country-risk) increased by €2,365 million to €28,046 million at December 31, 2014, from €25,681 million at December 31, 2013 mainly driven by the reconsolidation of SCUSA.

Net impairment losses on other assets in 2014 increased to €938 million compared to €503 million in 2013. In 2014 we recognized €699 million in other intangible assets. These impairment losses relate mainly to the decline in or loss of the recoverable value of certain computer systems and applications as a result of the processes initiated by the Group to adapt to the various regulatory changes and to transform or integrate businesses.

The impairment losses of other financial assets not measured at fair value through profit and loss in 2014 of €189 million were mainly due to equity instruments that had suffered a significant and prolonged fall in price.

Non-performing balances (excluding country-risk) were essentially flat at €41,709 million at December 31, 2014, a €57 million increase compared to €41,652 million at December 31, 2013. Our Non-performing balance ratio was 5.19% at December 31, 2014 as compared to 5.64% at December 31, 2013. The ratio decreased or remained stable in all the main units except for Santander Consumer Finance where the ratio increased adversely impacted by the consolidation of GE’s business in the Nordic countries and Portugal partially impacted by the decrease in loans. Our coverage ratio was 67% at December 31, 2014 and 62% at December 31, 2013. See “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Non-performing Balances Ratios” and “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Evolution of Non-performing Balances”.

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

Non-performing balances (excluding country-risk) increased by €5,591 million to €41,652 million at December 31, 2013, compared to €36,061 million at December 31, 2012. Our Non-performing balance ratio was 5.64% at December 31, 2013 as compared to 4.54% at December 31, 2012. This increase was mainly due to the 2.84 percentage points increase in Continental Europe. See “Item 5. Operating and Financial Review and Prospects—A. Operating results—Results of Operations for Santander—Continental Europe”. Our coverage ratio was 62% at December 31, 2013 and 72% at December 31, 2012. See “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Non-performing Balances Ratios”.

Net gains / (losses) on other assets

Net gains on other assets were €2,893 million in 2014, a €1,163 million increase from gains of €1,730 million in 2013, which was a €1,581 million increase from gains of €149 million in 2012.

The €3,136 million gains on disposal of assets not classified as non-current assets held for sale accounted in 2014 were mainly due to disposal of investments (Altamira Asset Management and insurance companies in Ireland) and to the recognition at fair value of the ownership interest held by the Group in SCUSA after its IPO and the public placement of 4% of our stake in SCUSA. See “Item 4. Information on the Company—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions and Reorganizations” and note 49 to our consolidated financial statements.

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

Losses on non-current assets held for sale not classified as discontinued operations in 2014 totaled €243 million as compared to €422 million in 2013. This line item includes mainly impairment of foreclosed assets recorded during the year and the sale of properties.

2014 compared to 2013

	2014	2013	Amount Change	% Change
	(in millions of euros, except percentages)
Gains / (losses) on disposal of assets not classified as non-current assets held for sale	3,136	2,152	984	45.7%
Of which:
Disposal of investments	3,026	2,167	859	39.6%
Gains / (losses) on non-current assets held for sale not classified as discontinued operations	(243)	(422)	179	(42.4%)
Of which:
Impairment of non-current assets held for sale	(339)	(335)	(4)	1.2%
Gains/Losses on sale of non-current assets held for sale	48	(87)	135	n/a

Net gains / (losses) on other assets	2,893	1,730	1,163	67.2%

2013 compared to 2012

	2013	2012	Amount Change	% Change
	(in millions of euros, except percentages)
Gains / (losses) on disposal of assets not classified as non-current assets held for sale	2,152	906	1,246	137.5%
Of which:
Disposal of investments	2,167	775	1,392	179.6%
Gains / (losses) on non-current assets held for sale not classified as discontinued operations	(422)	(757)	335	(44.3%)
Of which:
Impairment of non-current assets held for sale	(335)	(449)	114	(25.4%)
Losses on sale of non-current assets held for sale	(87)	(308)	221	(71.8%)

Net gains / (losses) on other assets	1,730	149	1,581	n/a

Income Tax

The provision for corporate income tax was €3,718 million in 2014, a 82.8% or €1,684 million increase from €2,034 million in 2013, which represented a 248.3% or €1,450 million increase from €584 million in 2012. The effective tax rate was 34.9% in 2014, 27.6% in 2013 and 16.7% in 2012.

The increase in the effective tax rate in 2014 compared to the prior year is mainly due to the €3,301 million increase in consolidated operating profit before tax together with the movement in the net adjustments to profit before tax that applied in 2014 as compared to 2013 (see the reconciliation in note 27.c to our consolidated financial statements).

The increase in the effective tax rate in 2013 compared to the prior year is primarily due to the €3,813 million increase in consolidated operating profit before tax together with a reduction in the net adjustments to profit before tax that applied in 2013 as compared to 2012 (see the reconciliation in note 27.c to our consolidated financial statements).

For more information about factors affecting effective tax rates, see note 27 to our consolidated financial statements.

Profit / (losses) from discontinued operations

Losses from discontinued operations were €26 million in 2014, compared to €15 million in 2013, which represented a €85 million decrease from €70 million profit in 2012. During 2014 and 2013 we did not discontinue any significant operations.

Profit attributable to non-controlling interest

Profit attributable to non-controlling interest was €1,119 million in 2014, a 3.0% or €35 million decrease from €1,154 million in 2013, which represented a 50.3% or €386 million increase from €768 million in 2012. For further details, see note 28 to our consolidated financial statements.

2014 compared to 2013

In 2014, we increased our ownership interest in Banco Santander (Brasil) S.A., thereby generating a decrease in the balance of non-controlling interests of €2,572 million which was partially offset by the €1,013 million increase resulting from the reconsolidation of SCUSA.

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

Results of Operations by Business Areas

For a description of our segments see “Item 4. “Information on the Company—B. Business Overview”.

Our results of operations by business areas can be summarized as follows.

First level (geographic):

Continental Europe

				Variations
	2014	2013	2012	2014/2013	2013/2012
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	8,728	8,123	8,854	7%	(8%)
Income from equity instruments	287	265	289	8%	(8%)
Income from companies accounted for by the equity method	(25)	(19)	(88)	32%	(78%)
Net fees and commissions	3,457	3,552	3,625	(3%)	(2%)
Gains/losses on financial assets and liabilities (net) *	453	775	306	(42%)	153%
Other operating income/(expenses) (net)	(78)	(111)	(19)	(30%)	484%
TOTAL INCOME	12,822	12,585	12,967	2%	(3%)
Administrative expenses	(5,632)	(5,807)	(5,790)	(3%)	0%
Personnel expenses	(3,316)	(3,527)	(3,498)	(6%)	1%
Other general expenses	(2,316)	(2,280)	(2,292)	2%	(1%)
Depreciation and amortization	(706)	(769)	(667)	(8%)	15%
Provisions (net)	(530)	(158)	(130)	235%	22%
Impairment losses on financial assets (net)	(2,960)	(3,766)	(9,903)	(21%)	(62%)
Impairment losses on other assets (net)	(74)	(65)	(27)	14%	141%
Gains/(losses) on other assets (net)	109	(374)	(757)	n/a	(51%)
OPERATING PROFIT/(LOSS) BEFORE TAX	3,029	1,646	(4,307)	84%	n/a
Income tax	(756)	(376)	1,490	101%	n/a
PROFIT FROM CONTINUING OPERATIONS	2,273	1,270	(2,817)	79%	n/a
Profit/(loss) from discontinued operations (net)	(26)	(6)	(7)	333%	(14%)
CONSOLIDATED PROFIT FOR THE YEAR	2,247	1,264	(2,824)	78%	n/a
Profit attributable to non-controlling interest	168	137	(79)	23%	n/a
Profit attributable to the Parent	2,079	1,127	(2,745)	84%	n/a

*	Includes exchange differences (net)

2014 compared to 20132

In 2014, Continental Europe accounted for 27% of profit attributed to the Parent bank’s total operating areas.

The different units from the Continental Europe segment developed their business in 2014 in an environment of moderate growth, with significant variances among countries and low interest rates. The system’s high liquidity facilitated corporate debt issuances and better access to credit by both companies and households. Nevertheless, lending in the eurozone declined further (-0.4%), reflecting continued deleveraging in some economies and disintermediation. The deposits of companies and households continued to grow at rates of around 3%.

In this context, the integration of the retail networks in Spain and the banks in Poland was completed.

Total income increased by €237 million mainly due to the €605 million increase in net interest income partially offset by a €322 million decrease in gains on financial assets and liabilities. The growth in net interest income reflects the greater reduction in the cost of deposits, in all units, which compensated the decline in interest earned. The fall in gains/(losses) on financial assets and liabilities was due to reduced revenues from wholesale activity.

Operating expenses, which include administrative expenses and depreciation and amortization, decreased by €238 million or 4%, primarily due to synergies from the merger and optimization plans in Spain.

Provisions and impairment losses, which include provisions (net), impairment losses on financial assets (net), and impairment losses on other assets (net) (loan-loss provisions), decreased by €425 million or 11% reflecting decreases in all commercial units, except Poland, in loan-loss provisions.

The NPL ratio in Continental Europe decreased 20 basis points to 8.93%, while the coverage ratio was flat at 57%.

[2]	For a summary by countries see “Item 4. Information on the Company—B. Business Overview—Continental Europe”.

Profit attributable to the Parent increased by €952 million or 84% mainly due to improved net interest margin, the decrease in operating expenses relating to synergies from the merger and optimization plans in Spain and the decrease in impairment losses on financial assets.

2013 compared to 2012

In 2013, Continental Europe accounted for 18% of profit attributed to the Parent bank’s total operating areas.

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

United Kingdom

				Variations
	2014	2013	2012	2014/2013	2013/2012
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	4,234	3,451	3,336	23%	3%
Income from equity instruments	1	1	1	0%	0%
Income from companies accounted for by the equity method	9	4	(5)	125%	n/a
Net fees and commissions	1,028	991	1,190	4%	(17%)
Gains/losses on financial assets and liabilities (net) *	241	403	1,231	(40%)	(67%)
Other operating income/(expenses) (net)	28	30	24	(7%)	25%
TOTAL INCOME	5,541	4,880	5,777	14%	(16%)
Administrative expenses	(2,565)	(2,181)	(2,311)	18%	(6%)
Personnel expenses	(1,642)	(1,401)	(1,492)	17%	(6%)
Other general expenses	(923)	(780)	(819)	18%	(5%)
Depreciation and amortization	(461)	(424)	(379)	9%	12%
Provisions (net)	(184)	(232)	(522)	(21%)	(56%)
Impairment losses on financial assets (net)	(333)	(580)	(1,220)	(43%)	(52%)
Impairment losses on other assets (net)	—	(4)	—	n/a	n/a
Gains/(losses) on other assets (net)	3	—	5	n/a	(100%)
OPERATING PROFIT/(LOSS) BEFORE TAX	2,001	1,459	1,350	37%	8%
Income tax	(425)	(301)	(312)	(41%)	(4%)
PROFIT FROM CONTINUING OPERATIONS	1,576	1,158	1,038	36%	12%
Profit/(loss) from discontinued operations (net)	—	(9)	77	(100%)	n/a
CONSOLIDATED PROFIT FOR THE YEAR	1,576	1,149	1,115	37%	3%
Profit attributable to non-controlling interest	—	—	—	n/a	n/a
Profit attributable to the Parent	1,576	1,149	1,115	37%	3%

*	Includes exchange differences (net)

2014 compared to 2013

In 2014, the United Kingdom accounted for 21% of profit attributed to the Parent bank’s total operating areas.

Santander UK’s strategy is built around three priorities: loyal and satisfied retail customers; Bank of Choice for U.K. companies, and consistent profitability and a strong balance sheet.

Total income increased by €661 million in 2014 mainly due to greater net interest income, partially offset by lesser gains / (losses) on financial assets and liabilities. Net interest income increased by €783 million due to the reduced cost of retail deposits. Santander UK’s Retail Banking reduced its more rate sensitive and short term deposits (mainly through maturities of higher rate eSaver savings products), and replaced them with deposits that offer better relationship opportunities and lower cost term products. Gains / (losses) on financial assets and liabilities decreased €162 million mainly due unrepeated results obtained in 2013 from the ALCO portfolio and debt repurchases.

Operating expenses increased €421 million or 16% in 2014 due to continued investments in the retail banking and business segments, which were partially offset by the efficiency plans being implemented. These investment programs continued to support improvements in the business and to provide the underpinning for future efficiency improvements.

We continued to invest in branch renovations and digital technology. This year we have delivered a number of improvements in all of our digital platforms including our online and mobile banking services as well as introducing more digital technology into our branches.

Provisions and impairment losses decreased €295 million or 36% of which €247 million were due to lower impairment losses on financial assets relating to improved credit quality across our product range and supported by an improving economic environment. Provisions (net) decreased by €48 million as a result of a €286 million reduction in pension obligations due to the agreement reached to limit pensionable salary (see note 25.C.ii to our consolidated financial statements), partly offset by restructuring costs. The NPL ratio of 1.79% at the end of 2014 was lower than at the end of 2013 when it was 1.98%. We maintained our conservative lending criteria, with an average LTV of 65% for new loans, including Help to Buy, and 47% on the stock of mortgages.

Profit attributable to the Parent increased €427 million mainly due to improved net interest income and lower provisions and impairment losses which were partially offset by increased operating expenses. The results demonstrate a further improvement in performance and continued progress evident during the year, particularly in net interest income.

2013 compared to 2012

In 2013, the United Kingdom accounted for 18% of profit attributed to the Parent bank’s total operating areas.

Total income decreased by €897 million in 2013 mainly due to lesser gains / (losses) on financial assets and liabilities as in 2012 Santander UK accounted for the repurchase of debt capital instruments. Net interest income increased €115 million or 3.4% (8.3% in pounds sterling), and rose in every quarter, thanks to the spread on the stock of mortgages and the maturity of costly deposits in the second half of the year. The ratio of net interest income to average customer assets improved to 1.71% in the last quarter of 2013 from 1.27% in the last quarter of 2012. Net fees and commissions were €199 million lower due to reduced Global Banking & Markets activity.

Operating expenses decreased €85 million in 2013. In local currency, operating expenses increased £32 million or 1.5% (below inflation and revenues), despite investments in retail and corporate banking.

Santander UK continued to invest in the growth of the SME business and Large Corporates. Moreover, the unit further developed its capacity to support their SME customers, with more customer-facing staff in its growing regional Corporate Business Centre network, and expansion into new financial centers across the U.K. Santander UK also completed the rollout of and customer migration to the new transactional platform in 2013.

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

Latin America

				Variations
	2014	2013¹	2012¹	2014/2013	2013/2012
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	13,879	14,920	17,596	(7%)	(15%)
Income from equity instruments	88	54	59	63%	(8%)
Income from companies accounted for by the equity method	283	202	183	40%	10%
Net fees and commissions	4,565	4,808	5,020	(5%)	(4%)
Gains/losses on financial assets and liabilities (net) *	538	1,041	1,068	(48%)	(3%)
Other operating income/(expenses) (net)	(288)	(268)	(360)	7%	(26%)
TOTAL INCOME	19,065	20,757	23,566	(8%)	(12%)
Administrative expenses	(7,226)	(7,624)	(8,069)	(5%)	(6%)
Personnel expenses	(4,012)	(4,235)	(4,551)	(5%)	(7%)
Other general expenses	(3,214)	(3,389)	(3,518)	(5%)	(4%)
Depreciation and amortization	(790)	(897)	(863)	(12%)	4%
Provisions (net)	(942)	(782)	(1,017)	20%	(23%)
Impairment losses on financial assets (net)	(5,143)	(6,485)	(7,300)	(21%)	(11%)
Impairment losses on other assets (net)	14	(24)	(17)	n/a	41%
Gains/(losses) on other assets (net)	113	311	228	(64%)	36%
OPERATING PROFIT/(LOSS) BEFORE TAX	5,091	5,256	6,528	(3%)	(19%)
Income tax	(1,151)	(1,197)	(1,457)	(4%)	(18%)
PROFIT FROM CONTINUING OPERATIONS	3,940	4,059	5,071	(3%)	(20%)
Profit/(loss) from discontinued operations (net)	—	—	—	n/a	n/a
CONSOLIDATED PROFIT FOR THE YEAR	3,940	4,059	5,071	(3%)	(20%)
Profit attributable to non-controlling interest	790	880	866	(10%)	2%
Profit attributable to the Parent	3,150	3,179	4,205	(1%)	(24%)

¹	Figures have been reclassified to exclude Puerto Rico, which is now included under the United States segment.
*	Includes exchange differences (net)

2014 compared to 20133

As of December 31, 2014, Latin America accounted for 41% of profit attributable to the Parent’s total operating areas.

The strategy in 2014 focused on expansion, consolidation and improvement in the business of the commercial franchise in the region.

Total income decreased by €1,692 million or 8%, however in local currencies and eliminating the perimeter effect (the units of Santander Asset Management that were sold and that we now consolidate by the equity method in the various countries), they increased 2%. Net interest income fell by €1,041 million or 7%, however in local currencies and eliminating the perimeter effect they increased 3%, mainly affected by the change in business mix to lower cost of credit products and also reduced spreads, particularly in Brazil and Mexico. Higher volumes and a lower cost of funds offset these effects. Net fees and commissions declined by €243 million or 5%. However, in local currencies and eliminating the perimeter effect, net fee and commission income increased 9%, with growth in all countries, in particular growth from credit cards (10%) and insurance (4%). Gains / (losses) on financial assets and liabilities decreased €503 million mainly due to lower trading gains as the income obtained in 2013 from the sale of portfolios, mainly in Brazil, was not repeated.

Operating expenses decreased by €505 million or 6%. Nevertheless, excluding the exchange rate impact and the perimeter effect, expenses grew by 5% mainly due to investment in networks and commercial projects (some traditional and others focused on priority customer segments) and inflationary pressures on employee compensation and contracted services, and to a lesser extent, the consolidation of GetNet in Brazil.

Provisions and impairment losses decreased by €1,220 million as impairment losses on financial assets declined €1,342 million, mainly due to the improvement in Brazil (-€1,212 million) accentuating the change in trend started at the beginning of 2013. The NPL ratio decreased 35 basis points to 4.65%, positively impacted by Brazil, and the coverage ratio stood at 84.7% at the end of 2014.

[3]	For a summary by countries see “Item 4. Information on the Company—B. Business Overview—Latin America”.

Profit attributable to the Parent decreased by €29 million or 1%. However, excluding the exchange rate impact and the perimeter effect, attributable profits increased by 11% mainly due to growth in net interest income and lower loan-loss provisions partly offset by the increase in operating expenses. The higher effective tax charge, mainly in Mexico, and lower minority interests in Brazil, had an adverse impact on our profits.

2013 compared to 2012

As of December 31, 2013, Latin America accounted for 51% of profit attributable to the Parent’s total operating areas.

The strategy in 2013 was focused on the expansion and consolidation of the commercial franchise in the region. The specialized offering of products and services is being strengthened in line with customer requirements, with a view to enabling the Bank to boost long-term growth; all while maintaining constant vigilance of risk quality.

Total income decreased by €2,809 million due to a fall of €2,676 million in net interest income mainly focused in Brazil affected by lower spreads and the change of mix towards products with lower cost and margins. These effects were partially offset by higher volumes (in local currencies ). Net fees and commissions declined by €212 million or 4%. However, deducting the exchange rate impact, net fee and commission income increased 6%. Of note was the growth in local currencies from cards (18%) and foreign trade (19%).

Operating expenses decreased by €411 million or 5%. Nevertheless, excluding the exchange rate impact, operating expenses grew 6% due to investment in networks and commercial projects (some traditional and others focused on priority customer segments), inflationary pressures on salary agreements and contracted services, and higher amortizations for technology.

Provisions and impairment losses decreased by €1,043 million. This fall was mainly concentrated in Brazil which, after the change in trend at the beginning of 2013, reduced its provisions between March and the end of the year. This was partially offset by rises in Mexico and Chile. The NPL ratio and the coverage stood at 5.00% and 85%, respectively.

Profit attributable to the Parent decreased by €1,026 million mainly due to a fall in net interest income affected by lower spreads (primarily in Brazil due to the change of business mix) partially offset by lower provisions due to the improvement in Brazil.

United States

				Variations
	2014	2013¹	2012¹	2014/2013	2013/2012
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	4,643	1,675	1,980	177%	(15%)
Income from equity instruments	29	23	21	26%	10%
Income from companies accounted for by the equity method	4	321	341	(99%)	(6%)
Net fees and commissions	683	460	455	48%	1%
Gains/losses on financial assets and liabilities (net) *	162	66	247	145%	(73%)
Other operating income/(expenses) (net)	121	(60)	(71)	n/a	(15%)
TOTAL INCOME	5,642	2,485	2,973	127%	(16%)
Administrative expenses	(1,813)	(1,274)	(1,221)	42%	4%
Personnel expenses	(1,029)	(690)	(663)	49%	4%
Other general expenses	(784)	(584)	(558)	34%	5%
Depreciation and amortization	(219)	(169)	(154)	30%	10%
Provisions (net)	(25)	(51)	(180)	(51%)	(72%)
Impairment losses on financial assets (net)	(2,230)	(44)	(345)	4,968%	(87%)
Impairment losses on other assets (net)	(13)	(17)	(24)	(24%)	(29%)
Gains/(losses) on other assets (net)	46	(2)	5	n/a	n/a
OPERATING PROFIT/(LOSS) BEFORE TAX	1,388	928	1,054	50%	(12%)
Income tax	(369)	(125)	(192)	195%	(35%)
PROFIT FROM CONTINUING OPERATIONS	1,019	803	862	27%	(7%)
Profit/(loss) from discontinued operations (net)	—	—	—	n/a	n/a
CONSOLIDATED PROFIT FOR THE YEAR	1,019	803	862	27%	(7%)
Profit attributable to non-controlling interest	219	—	—	n/a	n/a
Profit attributable to the Parent	800	803	862	(0%)	(7%)

¹	Figures have been reclassified to include Puerto Rico, which was previously included under the Latin America segment.
*	Includes exchange differences (net).

2014 compared to 20134

In 2014, United States contributed 11% of the profit attributable to the Parent bank’s total operating areas. In 2014, business was conducted in an environment of faster growth. With interest rates at historic lows, this enabled quantitative stimulus measures to be reduced and the dollar to strengthen against the euro.

Santander Bank strategy in 2014 centered on growth in loans to companies and consolidating the business derived from auto finance, and on increasing and improving the quality of deposits. In addition, measures to optimize the balance sheet were implemented which will have a positive impact on results in the future.

In Santander Puerto Rico the strategy of deleveraging led to a 16% fall in lending.

SCUSA completed in the first quarter of 2014 its public offering of shares and listing on the New York Stock Exchange. SCUSA continued in 2014 its auto finance plan stemming from the agreement with Chrysler, whereby we originate private-label loans and leases under the Chrysler Capital brand (“Chrysler Capital”) to facilitate Chrysler vehicle retail sales. Furthermore, SCUSA took actions and entered into agreements that enabled it to continue to grow in unsecured consumer loans. The strategy of the last few quarters was centered on increasing originations, but maintaining more stable on-balance sheet balances, as a result of securitizations and sales of portfolios.

Total income increased €3,157 million or 127%, however, excluding the exchange rate impact and the perimeter effect (as SCUSA was fully consolidated in 2014), total income increased by €781 million or 16% with improvements in all areas. This growth was mostly due to the increase in lending in SCUSA, offset by the reduction in the investments portfolio that impacted net interest income, as well as the decline in fee income largely due to new regulations on fees we can charge on overdrafts.

Operating expenses rose €589 million or 41% (8% eliminating the perimeter effect) largely due to the need to adapt to regulatory requirements, as well as investment in technology (ATMs, mobile banking and cards).

[4]	For further information on the segment, see “Item 4. Information on the Company—B. Business Overview—United States”.

Provisions and impairment losses increased by €2,156 million as Impairment losses on financial assets (net), increased by €2,186 million (€713 million eliminating the perimeter effect), due in particular to SCUSA’s faster pace of lending and growth of the unsecured consumer credit portfolio. At December 31, 2014, the NPL ratio was 2.54%, which represents a 55 basis points reduction from 2013. The coverage ratio improved 45 percentage points to 193% at December 31, 2014.

Profit attributable to the Parent was €800 million in line with the €803 million obtained in 2013. The increase in total income due to SCUSA’s growth in lending did not feed through fully to profits because of the higher provisions required for the faster pace of lending and to a lesser extent, the increase in operating expenses.

2013 compared to 2012

In 2013, United States contributed 13% of the profit attributable to the Parent’s bank total operating areas. Business was conducted in a setting of moderate growth in which the monetary authorities kept interest rates very low and implemented other unconventional stimulus measures such as quantitative easing.

During 2013, Sovereign Bank changed its name to Santander Bank and continued to capture new customers and expand its range of higher value-added products and services. The main strategy in the retail segment is to enhance customer attention via new ATMs, refurbish branches and give an impetus to alternative channels (mobile banking, etc.).

Santander Consumer USA’s strategy was to continue to strengthen its auto finance franchise. The growth drivers are organic growth supported by commercial agreements with brands and dealers, strategic alliances (such as the partnership with Chrysler), growth in the platform of direct credits to clients via Internet (Roadloans.com) and the opportunities of expansion offered by servicing.

Total income decreased by €488 million reflecting a €305 million reduction in net interest income and €181 million reduction in gains on financial assets and liabilities. The decrease in net interest income reflected the low interest rate environment, the reduction in the non-strategic loan portfolio and the sharp fall in the investment portfolio. Gains on financial assets and liabilities decreased due to lower trading gains.

SCUSA’s contribution, which was accounted for as income from companies accounted for by the equity method, was €321 million, 5.9% less than in 2012. Although SCUSA’s net interest income increased by 27% in U.S. dollars, partly due to the agreement with Chrysler, this growth has not yet fed through to profits because of the higher provisions required for the faster pace of lending, which increased 35% in U.S. dollars in 2013.

Operating expenses increased by €68 million as a result of the investment in rebranding, technology (ATMs, mobile banking, cards) and higher spending on regulatory compliance.

Provisions and impairment losses decreased by €437 million due to the normalization of the cost of credit and the improvement in the economy. At December 31, 2013, the NPL ratio and the coverage stood at 2.60% and 87% respectively.

Profit attributable to the Parent decreased €59 million. This fall was mainly driven by Santander Bank as the sharp reduction in provisions due to the high credit quality was offset by a fall in net interest income and gains on financial assets and liabilities and higher operating expenses.

Corporate Activities

				Variations
	2014	2013	2012	2014/2013	2013/2012
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	(1,937)	(2,234)	(1,843)	(13%)	21%
Income from equity instruments	30	35	53	(14%)	(34%)
Income from companies accounted for by the equity method	(28)	(8)	(4)	250%	100%
Net fees and commissions	(37)	(50)	(29)	(26%)	72%
Gains/losses on financial assets and liabilities (net) *	1,456	1,109	288	31%	285%
Other operating income/(expenses) (net)	58	107	512	(46%)	(79%)
TOTAL INCOME	(458)	(1,041)	(1,023)	(56%)	2%
Administrative expenses	(663)	(566)	(410)	17%	38%
Personnel expenses	(243)	(216)	(102)	13%	112%
Other general expenses	(420)	(350)	(308)	20%	14%
Depreciation and amortization	(111)	(132)	(120)	(16%)	10%
Provisions (net)	(1,328)	(1,222)	377	9%	(424%)
Impairment losses on financial assets (net)	(44)	(352)	(112)	(88%)	214%
Impairment losses on other assets (net)	(865)	(393)	(440)	120%	(11%)
Gains/(losses) on other assets (net)	2,639	1,795	668	47%	169%
OPERATING PROFIT/(LOSS) BEFORE TAX	(830)	(1,911)	(1,060)	(57%)	80%
Income tax	(1,017)	(35)	(113)	2,806%	(69%)
PROFIT FROM CONTINUING OPERATIONS	(1,847)	(1,946)	(1,173)	(5%)	66%
Profit/(loss) from discontinued operations (net)	—	—	—	n/a	n/a
CONSOLIDATED PROFIT FOR THE YEAR	(1,847)	(1,946)	(1,173)	(5%)	66%
Profit attributable to non-controlling interest	(58)	137	(19)	(142%)	(821%)
Profit attributable to the Parent	(1,789)	(2,083)	(1,154)	(14%)	81%

*	Includes exchange differences (net).

2014 compared to 2013

Total income improved by €583 million or 56%. Net interest income / (charges) improved by €297 million due to the lower cost of issues. Gains/losses on financial assets and liabilities (net) increased by €347 million due to improved trading gains due to increased results from the management of assets and liabilities. These gains include those derived from the centralized management of the interest rate and exchange rate risk of the Parent bank as well as that from equities.

Operating expenses increased €76 million or 11% mainly due to the combined effect of stable recurring personnel costs (where the efficiency plans are producing their results), and the higher costs related to ongoing corporate transactions, which are recorded in Corporate Activities until their effective entry into force. Costs related to the implementation of the various regulations are also recorded in Corporate Activities.

Provisions and impairment losses increased €270 million mainly due to provision for pre-retirements in Spain and restructuring costs and impairment losses on intangible assets partly offset by the decrease in loan-loss provisions. These impairment losses on intangible assets mainly relate to the decline in, or loss, of the recoverable value of certain computer systems and applications as a result of the processes initiated by the Group to adapt to the various regulatory changes and to transform or integrate businesses.

Gains/(losses) on other assets (net) were €2,639 mainly due to: (i) the public offering of shares by SCUSA €1.7 billion, (ii) the sale of Altamira for €550 million, and (iii) €413 million due to the sale of insurance companies in Ireland of which €207 million related to the fair value recognition of the 49% ownership interest retained by the Group. See notes 3 and 49 to our consolidated financial statements.

Income taxes increased by €982 million mainly due to the previously mentioned transactions.

Loss attributable to the Parent decreased by €294 million as total income and gains on other assets improved, partially offset by the increase in income tax as well as by higher provisions and impairment losses.

2013 compared to 2012

Total income decreased €18 million or 1.6%. Net interest income / (charges) worsened by €391 million due to our policy of strengthening liquidity since the middle of 2012, and which, combined with the current low level of market interest rates, caused net interest income to deteriorate temporarily. It also includes the cost of credit of issues in wholesale markets, which was partly absorbed by lower recourse to these markets (directly related to the lower funding needs from the gap between lending and deposits).

Other operating income decreased by €405 million mainly due to the €435 million accounted in 2012 as a result of the agreement reached with Abbey Life Insurance Ltd., a subsidiary of Deutsche Bank AG. The agreement provided for the reinsurance of our entire individual life risk portfolio of our insurance companies in Spain and Portugal.

Gains/losses on financial assets and liabilities increased by €821 million due to gains derived from the ALCO portfolio. These gains reflect those derived from the centralized management of the interest rate and exchange rate risk of the parent bank as well as from equities.

Operating expenses increased €168 million mainly due to the execution in 2013 of projects originally planned for 2012. Administrative expenses increased, partly linked to higher indirect taxes.

Provisions and impairment losses increased €1,792 million mainly due to provisions for pensions and similar obligations relating to the pre-retirement and voluntary redundancy offer accepted by employees in 2013, charges made in the fourth quarter for goodwill in Italy, real estate provisions and for the integration costs of SEB in Germany.

Gains/(losses) on other assets (net) registered an increase of €1,127 million. Gains were mainly due to the sale of our management companies (€1,372 million) to Warburg Pincus and General Atlantic, the insurance companies in Spain (€385 million) to Aegon, and the payment services company (€122 million) to Elavon Financial Services Limited.

Loss attributable to the Parent increased by €929 million primarily due to greater provisions and impairment losses, higher interest charges partially offset by trading gains and gains on corporate transactions.

Second level (business):

Retail Banking

				Variations
	2014¹	2013	2012	2014/2013	2013/2012
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	28,493	25,552	28,865	12%	(11%)
Income from equity instruments	132	78	86	69%	(9%)
Income from companies accounted for by the equity method	47	401	400	(88%)	n/a
Net fees and commissions	7,700	8,193	8,471	(6%)	(3%)
Gains/losses on financial assets and liabilities (net) *	615	1,119	2,004	(45%)	(44%)
Other operating income/(expenses) (net)	(356)	(553)	(630)	(36%)	(12%)
TOTAL INCOME	36,631	34,790	39,196	5%	(11%)
Administrative expenses	(14,893)	(14,890)	(15,343)	0%	(3%)
Personnel expenses	(8,608)	(8,669)	(8,986)	(1%)	(4%)
Other general expenses	(6,285)	(6,221)	(6,357)	1%	(2%)
Depreciation and amortization	(1,903)	(2,027)	(1,848)	(6%)	10%
Provisions (net)	(1,628)	(1,173)	(1,815)	39%	(35%)
Impairment losses on financial assets (net)	(9,763)	(9,506)	(12,182)	3%	(22%)
Impairment losses on other assets (net)	(30)	(73)	(44)	(59%)	66%
Gains/(losses) on other assets (net)	487	249	219	96%	14%
OPERATING PROFIT/(LOSS) BEFORE TAX	8,901	7,370	8,183	21%	(10%)
Income tax	(2,070)	(1,509)	(1,675)	37%	(10%)
PROFIT FROM CONTINUING OPERATIONS	6,831	5,861	6,508	17%	(10%)
Profit/(loss) from discontinued operations (net)	(26)	(15)	70	73%	n/a
CONSOLIDATED PROFIT FOR THE YEAR	6,805	5,846	6,578	16%	(11%)
Profit attributable to non-controlling interest	934	769	686	21%	12%
Profit attributable to the Parent	5,871	5,077	5,892	16%	(14%)

¹	Do not include Private Banking, which is included under the Private Banking, Asset Management and Insurance segment.
*	Includes exchange differences (net).

2014 compared to 2013

Retail Banking generated 77% of the operating areas’ profit attributable to the Parent bank in 2014. The evolution of results in euros is affected by average exchange rates. In addition, SCUSA, which was previously accounted for by the equity method, is fully consolidated in our results as of the date we took control after its public offering and listing in January 2014.

The €1,841 million increase in total income was mainly due to a €2,941 million or 12% growth in net interest income. However, eliminating the perimeter effect (as if SCUSA was fully consolidated in 2013 and Private Banking was not included in the Retail Banking segment) and excluding the exchange rate impact, total income and net interest income increased €1,817 million or 5% and €1,865 million or 7%, respectively. The increase in net interest income was primarily focused in: (i) Continental Europe and the U.K. as the reduction in cost of funds compensated the decrease in interest income and (ii) in U.S. due to the increase in lending. Each of our four business areas (Continental Europe, the U.K., Latin America and the U.S.) improved their total income.

Net fees and commissions decreased €493 million. However, eliminating the perimeter effect and excluding the exchange rate impact net fees and commissions increased €253 million mainly due to Latin America’s performance.

Operating expenses decreased by €121 million or 1% as the depreciation of the Latin American currencies compensated the perimeter effect and the investments made to develop the network and businesses.

Provisions and impairment losses increased by €669 million or 6%. The main developments were the inclusion of SCUSA and its lending growth, as well as the decrease in impairments in Latin America mainly concentrated in Brazil.

Profit attributable to the Parent increased by €794 million or 16% (26% at constant perimeter and exchange rate) spurred by our increase net interest income and control of costs.

2013 compared to 2012

Retail Banking generated 81.1% of the operating areas’ profit attributable to the Parent bank in 2013.

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

Global Wholesale Banking

				Variations
	2014	2013	2012	2014/2013	2013/2012
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	2,533	2,464	2,708	3%	(9%)
Income from equity instruments	273	265	284	3%	(7%)
Income from companies accounted for by the equity method	(2)	(1)	—	n/a	n/a
Net fees and commissions	1,414	1,254	1,360	13%	(8%)
Gains/losses on financial assets and liabilities (net) *	747	1,159	840	(36%)	38%
Other operating income/(expenses) (net)	32	7	(16)	357%	n/a
TOTAL INCOME	4,997	5,148	5,176	(3%)	(1%)
Administrative expenses	(1,615)	(1,549)	(1,592)	4%	(3%)
Personnel expenses	(1,015)	(988)	(1,013)	3%	(2%)
Other general expenses	(600)	(561)	(579)	7%	(3%)
Depreciation and amortization	(205)	(186)	(171)	10%	9%
Provisions (net)	(43)	(47)	(17)	(9%)	176%
Impairment losses on financial assets (net)	(556)	(952)	(420)	(42%)	127%
Impairment losses on other assets (net)	(43)	(37)	(24)	16%	54%
Gains/(losses) on other assets (net)	(12)	12	(5)	n/a	n/a
OPERATING PROFIT/(LOSS) BEFORE TAX	2,523	2,389	2,947	6%	(19%)
Income tax	(689)	(661)	(827)	4%	(20%)
PROFIT FROM CONTINUING OPERATIONS	1,834	1,728	2,120	6%	(18%)
Profit/(loss) from discontinued operations (net)	—	—	—	n/a	n/a
CONSOLIDATED PROFIT FOR THE YEAR	1,834	1,728	2,120	6%	(18%)
Profit attributable to non-controlling interest	220	224	209	(2%)	7%
Profit attributable to the Parent	1,614	1,504	1,911	7%	(21%)

*	Includes exchange differences (net).

2014 compared to 2013

Santander Global Banking and Markets maintained in 2014 the key pillars of its business model, focused on the customer, the global reach of the division and its synergies with local units, with an active management of risk, capital and liquidity. This segment contributed 21% of profit attributable to the Parent bank in 2014.

Total income decreased €151 million mainly due to lower gains on financial assets and liabilities (€412 million) partially offset by the €160 million increase in net fees and commissions and the €69 million increase in net interest income. The sharp fall in gains on financial assets and liabilities was due to lower trading gains relating to the impact of markets on transactions with customers and valuation adjustments.

Operating expenses increased 5% reflecting investments in high potential markets, particularly in the U.K. and the U.S.

Provisions and impairment losses decreased by €394 million or 38% compared with 2013 due to lower loan-loss provisions, after the increase experienced in 2013 in Spain and Mexico.

Profit attributable to the Parent increased by €110 million. This performance was due to the increase in income from fees and commissions, the growth in net interest income and lower provisions, which were offset by the decrease in gains on financial assets and liabilities, higher costs incurred from the investment in franchises under development.

2013 compared to 2012

Santander Global Banking and Markets conducted its business in markets that were more stable and with increased regulatory requirements. This segment contributed 24.0% of profit attributable to the Parent bank in 2013.

Total income decreased 0.5% or €28 million. However, it rose 4.9% year-on-year, excluding the exchange rate impact. Net interest income decreased €244 million mainly due to exchange rates and to a lesser extent a reduction in Spain’s business volume.

Operating expenses decreased 1.6% (2.9% eliminating exchange rates), reflecting the investments in building up franchises in key markets.

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

Private Banking, Asset Management and Insurance

				Variations
	2014	2013¹	2012¹	2014/2013	2013/2012
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	462	115	119	302%	(3%)
Income from equity instruments	—	—	—	n/a	n/a
Income from companies accounted for by the equity method *	294	148	131	99%	13%
Net fees and commissions	610	349	418	75%	(17%)
Gains/losses on financial assets and liabilities (net)	32	6	3	433%	n/a
Other operating income/(expenses) (net)	108	145	223	(26%)	(35%)
TOTAL INCOME	1,506	763	894	97%	(15%)
Administrative expenses	(523)	(285)	(272)	84%	5%
Personnel expenses	(338)	(149)	(160)	127%	(7%)
Other general expenses	(185)	(136)	(112)	36%	21%
Depreciation and amortization	(57)	(33)	(35)	73%	(6%)
Provisions (net)	(10)	(3)	(17)	233%	(82%)
Impairment losses on financial assets (net)	(0)	(7)	(2)	(100%)	250%
Impairment losses on other assets (net)	—	—	—	n/a	n/a
Gains/(losses) on other assets (net)	2	2	8	0%	n/a
OPERATING PROFIT/(LOSS) BEFORE TAX	918	437	576	110%	(24%)
Income tax	(192)	(101)	(154)	90%	(34%)
PROFIT FROM CONTINUING OPERATIONS	726	336	422	116%	(20%)
Profit/(loss) from discontinued operations (net)	—	—	—	n/a	n/a
CONSOLIDATED PROFIT FOR THE YEAR	726	336	422	116%	(20%)
Profit attributable to non-controlling interest	23	24	20	(4%)	20%
Profit attributable to the Parent	703	312	402	125%	(22%)

¹	Do not include Private Banking, which is included under the Retail Banking segment.
*	Includes exchange differences (net).

2014 compared to 2013

In 2014 this unit generated 9% of the operating areas’ total profit attributable to the Parent bank. The whole area registered a trend of sustained improvement in gross income and spreads that resulted in the highest attributable profit in two years being recorded in the fourth quarter.

Total income increased by €743 million or 97%, however excluding the perimeter effect (as if Private Banking were included in 2013, and assuming units of Santander Asset Management that were sold were consolidated by the equity method in 2013) and the exchange rate impact, total income increased 8% mainly due to the increased contribution of our joint ventures in the insurance segment.

Operating expenses increased by €262 million or 82%, however excluding the perimeter effect and exchange rate impact, operating expenses grew by 2%.

Profit attributable to the Parent increased by €391 million or 125%. Disregarding the effect of the changes in the scope of consolidation (as if Private Banking was included in 2013, and assuming units of Santander Asset Management that were sold were consolidated by the equity method in 2013), and excluding the impact of exchange rates, the increase would have been 31%. This increase was due to higher total income, flat operating expenses and lower provisions.

2013 compared to 2012

In 2013 this unit generated 5.0% of the operating areas’ total profit attributable to the Parent bank. In December 2012, Santander agreed to a strategic alliance with the insurer Aegon to boost its bancassurance business in Spain through commercial networks. This transaction closed in June 2013. The alliance does not affect savings, auto and health insurance, which Santander continues to manage.

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

Operating expenses increased by €11million reflecting the costs of developing the franchise.

Profit attributable to the Parent decreased by €90 million or 22.4%. Excluding the agreement with Abbey Life Insurance Ltd., the alliance with Aegon and exchange rate effects, attributable profit would have been 7.1% lower in 2013.

Spain’s Run-Off Real Estate

				Variations
	2014	2013	2012	2014/2013	2013/2012
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	(4)	38	74	n/a	(49%)
Income from equity instruments	—	—	—	n/a	n/a
Income from companies accounted for by the equity method	(68)	(40)	(100)	70%	n/a
Net fees and commissions	9	15	41	(40%)	(63%)
Gains/losses on financial assets and liabilities (net) *	—	1	5	(100%)	(80%)
Other operating income/(expenses) (net)	(1)	(8)	(3)	(88%)	167%
TOTAL INCOME	(64)	6	17	n/a	(65%)
Administrative expenses	(205)	(162)	(184)	27%	(12%)
Personnel expenses	(38)	(47)	(45)	(19%)	4%
Other general expenses	(167)	(115)	(139)	45%	(17%)
Depreciation and amortization	(11)	(13)	(9)	(15%)	44%
Provisions (net)	—	—	—	n/a	n/a
Impairment losses on financial assets (net)	(347)	(410)	(6,164)	(15%)	(93%)
Impairment losses on other assets (net)	—	—	—	n/a	n/a
Gains/(losses) on other assets (net)	(206)	(328)	(741)	(37%)	(56%)
OPERATING PROFIT/(LOSS) BEFORE TAX	(833)	(907)	(7,081)	(8%)	(87%)
Income tax	250	272	2,185	(8%)	(88%)
PROFIT FROM CONTINUING OPERATIONS	(583)	(635)	(4,896)	(8%)	(87%)
Profit/(loss) from discontinued operations (net)	—	—	—	n/a	n/a
CONSOLIDATED PROFIT FOR THE YEAR	(583)	(635)	(4,896)	(8%)	(87%)
Profit attributable to non-controlling interest	—	—	(128)	n/a	(100%)
Profit attributable to the Parent	(583)	(635)	(4,768)	(8%)	(87%)

*	Includes exchange differences (net).

2014 compared to 2013

The Group manages in a separate unit its run-off real estate activity in Spain, which includes loans to clients mainly for real estate promotion, and has a specialized management model, stakes in the real estate company SAREB and foreclosed assets. The Group’s strategy in the last few years has been to reduce the volume of these assets which at the end of 2014 stood at €8,114 million in net terms (around 3% of loans in Spain and less than 1% of the Group’s loans).

Impairment losses on financial assets continued its downward trend and experienced a reduction of €63 million directly related to the decrease in net customer lending which amounted to €3,787 million, or €1,948 million less than in 2013.

Losses on other assets (net) decreased by €122 million mainly due to a drop in impairments and losses from sale of foreclosed assets.

Losses attributable to the Parent decreased €52 million, mainly due to a fall in impairment losses and decreased losses on other assets.

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

Financial Condition

Assets and Liabilities

Our consolidated total assets were €1,266,296 million at December 31, 2014, a €150,533 million increase from total assets of €1,115,763 million at December 31, 2013. Our gross loans and advances to corporate clients, individual clients and government and public entities, including the trading portfolio, other financial assets at fair value and loans, increased by 9.8% to €761,928 million at December 31, 2014, from €693,759 million at December 31, 2013.

Changes in exchange rates of the currencies in which we operate significantly impacted our financial position as compared to 2013. On the basis of year-end exchange rates, the dollar appreciated 14% against the euro, 7% against the sterling and the Brazilian real and 1% against the Mexican peso, while the Chilean and Argentine pesos depreciated 2% and 13%, respectively and the Polish zloty 3%. The year-on-year impact in lending and customer funds was 3-4 percentage points positive.

There was also a positive perimeter effect from the full consolidation of Santander Consumer USA, the incorporation of Financiera El Corte Inglés, GetNet and the consumer finance business of GE Capital in the Nordic countries.

Customer deposits, which comprise deposits from clients and securities sold to clients under agreements to repurchase, increased by 6.5% from €607,837 million at December 31, 2013, to €647,627 million at December 31, 2014, affected by exchange rates. Other managed funds, including mutual funds, pension funds, managed portfolios and savings-insurance policies, increased by 12.9% from €125,170 million at December 31, 2013 to €141,369 million at December 31, 2014. The strategic objective has been to grow demand deposits, reduce expensive deposits and market mutual funds. The result was 9% growth in demand deposits (rise in the 10 main units), a 5% fall in time deposits and an increase of 18% in mutual funds.

During 2014, the Group issued €66,360 million of senior debt (including Santander UK’s medium term program and €7,711 million in covered bonds), and €4,351 million of subordinated debt. As regards securitization activities, in 2014 the Group’s subsidiaries placed several securitizations for a total amount of €13,391 million, mainly through the Santander Consumer Finance units.

During 2014, €60,883 million of senior debt (including Santander UK’s medium term program), including €10,175 million of covered bonds and €3,743 million of subordinated debt, matured.

Regarding other balance sheet items, goodwill totaled €27,548 million, which was €4,267 million more than in 2013 due to the full consolidation of SCUSA, the incorporation of GetNet and GE’s business in Nordic countries and the change in exchange rates, particularly the U.S. dollar and sterling.

Financial assets available for sale at December 31, 2014, totaled €115,250 million, which was €31,451 million (38%) more than a year earlier, due to the increased debt positions of Spain, Portugal, the U.K., Brazil and the U.S..

Capital

Stockholders’ equity, net of treasury stock, at December 31, 2014, was €80,805 million, an increase of €10,477 million or 14.9% from €70,328 million at December 31, 2013, mainly due to the increase in the capital stock, additional paid-in capital, consolidated income for the year and the decrease of negative valuation adjustments, mainly due to exchange differences.

Our computable capital as of December 31, 2014 amounted to €70,483 million and the surplus over the minimum required was €23.6 billion. Our total capital ratio as of that date is 12.0%.

Under the new European regulation on capital, we effected three issuances of contingent perpetual preferred securities convertible into ordinary shares of the Bank, eligible as additional Tier 1 (AT1) capital, to strengthen our solvency (Tier 1) capital in 2014.

These transactions were for €1,500 million in March, $1,500 million in May and €1,500 million in September, and at annual rates of 6.25%, 6.375% and 6.25%, respectively, for the first five years in the first two cases and the first seven in the other. From a qualitative standpoint, the Group has solid ratios appropriate for its business model, balance sheet structure and risk profile.

As of December 31, 2014 the phased-in CET1 (common equity tier 1) is 11.0%, the same as that for the Tier 1 capital ratio, while the total ratio is 12.0%. The fully-loaded CET1 is 8.3% and the fully-loaded total ratio is 10.4%.

Our eligible stockholders’ equity under BIS II was €71,453 million at December 31, 2013. The surplus over the minimum required by the Bank of Spain was €23.3 billion at December 31, 2013. In accordance with the Basel II Accord criteria (which provide the framework under which Spanish entities must report capital ratios as of June 30, 2008), at December 31, 2013 the BIS II ratio was 14.59% (13.09% at December 31, 2012), Tier I Capital was 12.60% (11.17% at December 31, 2012) and core capital was 11.71% (10.33% at December 31, 2012). See “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Capital Adequacy Requirements”.

B. Liquidity and capital resources

Management of liquidity

For information about our liquidity risk management process, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Part 1. Corporate risk management and control principles” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Part 6. Liquidity and funding risk”.

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

At December 31, 2014, we had outstanding €196.9 billion of senior debt, of which €78.6 billion were mortgage bonds and €18.1 billion were promissory notes. Additionally, we had €17.1 billion in outstanding subordinated debt (which includes €6.2 billion preferred securities and €0.7 billion in preferred shares).

The following table shows the average balances during the years 2014, 2013 and 2012 of our principal sources of funds:

	2014	2013	2012
	(in millions of euros)
Due to credit entities	132,505	129,610	154,686
Customer deposits	629,460	632,339	636,351
Marketable debt securities	189,765	188,954	204,701
Subordinated debt	17,302	16,645	21,239

Total	969,032	967,548	1,016,977

The average maturity of our outstanding debt as of December 31, 2014 is as follows:

(1) Senior debt	5.4 years
(2) Mortgage debt	12.9 years
(3) Dated subordinated debt	7.1 years

For more information see notes 22.b, 23.a and 51.a to our consolidated financial statements.

The cost and availability of debt financing are influenced by our credit ratings. A reduction in these ratings could increase the cost of and reduce our market access to debt financing. Our credit ratings are as follows:

.	Long-Term	Short-Term	Outlook

Moody’s	Baa1	P-2	Stable
Standard & Poor’s	BBB+	A-2	Stable
Fitch	A-	F2	Stable
DBRS	A	R-1 (low)	Stable

Our total customer deposits, excluding assets sold under repurchase agreements, totaled €606.2 billion at December 31, 2014. Loans and advances to customers (gross) totaled €761.9 billion at the same date.

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

In some jurisdictions, limitations have been imposed on dividend payments under the new, much stricter capital adequacy regulations.

We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies.

As of December 31, 2014, and to the present date, we did not, and presently do not, have any material commitments for capital expenditures.

C. Research and development, patents and licenses, etc.

During 2014, 2013 and 2012, we spent €1,345 million, €1,229 million, and €1,098 million, respectively, in research and development activities in connection with information technology projects.

D. Trend information

Overview

We believe we have a unique model and franchise to compete in the global retail banking landscape. Our purpose is to help people and businesses prosper. At our core lies:

•	A diversified presence. Our well-balanced emerging-mature markets mix is delivering growth above our peers.

•	Strong retail and commercial operations. We are or aim to be one of the top 3 banks in our core 10 markets, which give us access to one billion customers.

•	Autonomous subsidiaries in liquidity and capital. The Group is composed of subsidiaries that are autonomous in capital and liquidity. This autonomy creates incentives for good local management and enhances our stability and flexibility.

•	International talent management, a common culture and a top global brand. We are able to attract and retain world class talent. We have a shared approach as to how we want to operate and we have created a powerful, global brand.

•	Prudent risk management and balance sheet strength, underpinned by our Group’s solid control framework. We have delivered a dividend every year for more than 50 years, including during the financial crisis.

•	Investment in innovation, driving digital transformation, and sharing best practice. Our global scale enables us to add value to our subsidiaries around the world.

Our aim is to be the best retail and commercial bank that earns the lasting loyalty of our employees, customers, shareholders and communities.

We have communicated to the market six strategic priorities that will allow us to achieve our aim. These priorities are:

1.	Be the best bank to work in and transform our culture

2.	Increase the number of loyal individual customers and companies

3.	Operational excellence

4.	Capital strength and risk management

5.	Enhanced profitability

6.	Santander Universities as the main support of communities

Our corporate culture is based on everything we do should be Simple, Personal and Fair.

•	A simple bank offers its customers a service that is convenient and products that are easy to understand, however and whenever they choose to bank. It makes its processes better every day, so they are easy and clear for customers and its team.

•	A personal bank treats its customers as valued individuals, providing a professional, personal service they can trust. It supports colleagues to develop their skills and achieve their ambitions.

•	A fair bank treats people as they like to be treated – and it earns investors an adequate and sustainable return, while contributing its share to help communities.

We have reinforced our capital and risk management. Our €7.5 billion capital increase in January 2015 was done for two reasons. First, we wanted to be able to accelerate organic growth, with the new capital allowing us prudently to seek to gain market share now that most of our core markets are forecast to grow once again. Second, we wanted to be able to have in place a sustainable dividend policy and aim to increase the cash component of the pay-out to between 30 to 40% of recurrent earnings.

Looking ahead, we aim to have one of the best overall capital ratios while focusing on organic growth in Europe and the Americas, strategic capital allocation and the application of stricter criteria to any acquisitions we consider. We are working on a Group Wide Risk Management Program to enhance our holistic and timely control of all types of risks. Our goal is to achieve a predictable risk profile, with NPLs below 5%. The most important aspect of risk management, however, is strong corporate governance, and our board of directors is and will continue to be fully involved in the Group’s risk oversight and management.

Outlook

The forward-looking statements included below and in the following section are based on the current beliefs and expectations of our management and are subject to significant risks and uncertainties. These risks and uncertainties could cause the Group’s actual results to differ materially from those set forth in such forward-looking statements. See the sections entitled “Forward-Looking Statements” and “Risk Factors” of this annual report.

The economic outlook for 2015 is better than in recent years. In particular, we expect the European recovery to continue and emerging countries to experience increased growth. Banks, however, will continue to operate in a very complex environment of low interest rates and economic growth below pre-2008 levels. Many of the regulations introduced as a result of the international financial crisis will continue to have a structural impact on banks’ profitability. This is particularly the case with the higher capital requirements, short- and long-term liquidity and leverage ratios, higher cost of deposits as a result of bank resolution mechanisms and the cost of compliance with these and other new regulations.

United Kingdom

The business dynamics, combined with our balance sheet strength, represent a strong foundation for growth in 2015, during which we will seek to maintain key strategic lines in the United Kingdom: increase the number of loyal customers, demand deposit accounts and increased lending to companies. We will also continue to invest in digital technology and seek to further improve the efficiency ratio.

Spain

In 2015, with a macroeconomic environment that is expected to further improve, we expect that profit and profitability will continue to normalize. We will focus more on the commercial business, quality of service and customer loyalty. We also aim to increase our lending market share and continue efforts to improve the cost of credit and operational excellence that in turn will positively affect results.

Santander Consumer Finance

In 2015, we expect that the entry into force of the agreement with Banque PSA Finance and of the business acquired from GE Nordics will consolidate our leadership in auto finance in various European countries, enabling us to enter markets such as France and Switzerland where we have not operated previously. In addition, we will focus on integrating new operations while fostering the growth of the rest of our units and maintaining spreads tailored to each market.

United States

Our two main objectives in 2015 are to continue to improve the commercial franchise in order to be in a position to gain market share in a growing economy and to strengthen governance and control structures by investing more in technology, risk and regulatory compliance, enabling us to efficiently meet regulatory requirements.

Portugal

We expect we will continue to normalize profit in 2015 and we believe we have the opportunity to gain market share in the next few years, growing in customers and revenues as we seek to improve our cost structure and lower our provisions.

Brazil

We are seeking to implement measures to increase the number of loyal customers, increase market share, while continuing to improve efficiency. In addition, the acquisition of minority interests and investments in GetNet and Bonsuceso reaffirms our confidence in the country’s medium and long term potential, and we believe will have a positive direct impact on results.

Mexico

In 2015, we expect to continue making investments in the multi-channel business and to open branches while pursuing our efficiency plan. The objective is to grow at a rate greater than the market, particularly with high income clients, SMEs and other companies. We are well-positioned to take advantage of the economic recovery and want to be one of the leading banks in financing the government’s infrastructure plan.

Chile

We believe the more expansive tone of monetary and fiscal policy in 2015 anticipates an increase in activity. The Bank’s strategy will continue to focus on improving the customer experience, transforming commercial and retail banking and deepening the relationship model with SMEs and large corporations.

Poland

We are well-positioned in 2015 with the integration of BZ WBK and Kredyt Bank complete. We draw strength from our leadership in credit cards, mobile banking and electronic banking, from our capacity to offer innovative solutions to individual customers and companies, and the development of the Next Generation Bank strategic program, whose main objective is to make BZ WBK the Bank of first choice.

Argentina

In 2015, we will continue to develop a strategy focused on improving our commercial position in order to fully exploit the most profitable businesses or segments, with greater emphasis on high income individuals, SMEs and transaction-specific products.

E. Off-balance sheet arrangements

As of December 31, 2014, 2013 and 2012, we had outstanding the following contingent liabilities and commitments:

	2014	2013	2012
	(in millions of euros)
Contingent liabilities:
Financial guarantees and other sureties	13,383	13,479	14,437
Irrevocable documentary credits	2,381	2,430	2,866
Other guarantees	28,006	24,690	27,285
Other contingent liabilities	308	450	445

	44,078	41,049	45,033

Commitments:
Balances drawable by third parties	182,955	154,314	187,664
Other commitments	25,085	18,483	28,378

	208,040	172,797	216,042

Total:	252,118	213,846	261,075

For more information see note 35 to our consolidated financial statements.

In addition to the contingent liabilities and commitments described above, the following table provides information regarding off-balance sheet funds managed by us and jointly controlled companies as of December 31, 2014, 2013 and 2012:

	2014	2013	2012
	(in millions of euros)
Off-balance sheet funds:
Mutual funds	109,519	93,304	89,176
Pension funds	11,481	10,879	10,076
Other managed funds	20,369	20,987	18,889

	141,369	125,170	118,141

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

Also, in our securitization activity we use structured entities (fondos de titulización) that are consolidated in the Group’s financial statements. According to IFRS, only those entities that meet certain requirements can be consolidated. We are not required to repurchase assets from or contribute additional assets to any of these structured entities. We do, however, provide in the ordinary course of business certain loans (amounting to €627.5 million as of December 31, 2014) to some of these structured entities, which are provided for in accordance with the risks involved. These loans are made on terms equivalent to those which prevail in arms’ length transactions. In 2014, the Group sold securitized bonds and structured medium and long-term operations with customers whose collateral is securitized bonds or mortgage bonds amounting to close to €13 billion.

We do not have any further transactions with unconsolidated entities other than those mentioned above.

We have no other off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F. Tabular disclosure of contractual obligations

The following table summarizes our contractual obligations by remaining maturity at December 31, 2014:

Contractual obligations

	Less than 1 year	More than 1 year but less than 3 years	More than 3 years but less than 5 years	More than 5 years	Total
(in millions of euros)

Deposits from central banks and from credit institutions	83,374	18,546	14,289	6,228	122,437
Customer deposits	521,438	56,359	8,629	22,530	608,956
Marketable debt securities	69,616	49,978	22,457	51,008	193,059
Subordinated debt	262	3,699	5,458	7,713	17,132
Liabilities under insurance contracts (1)	576	43	29	65	713
Operating lease obligations	325	598	513	1,852	3,288
Capital lease obligations	124	61	39	105	329
Purchase obligations	3	3	2	1	9
Other long-term liabilities (2)	1,952	3,687	3,464	8,535	17,638
Contractual interest payments (3)	8,937	7,973	6,258	30,457	53,625

Total	686,607	140,947	61,138	128,494	1,017,186

(1)	Includes life insurance contracts in which the investment risk is borne by the policy holder and insurance savings contracts.
(2)	Other long-term liabilities relate to pensions and similar obligations and include the estimated benefit payable for the next ten years.
(3)	Calculated for all Deposits from credit institutions, Customer deposits, Marketable debt securities and Subordinated debt assuming a constant interest rate based on data as of December 31, 2014 over time for all maturities, and those obligations with maturities of more than five years have an average life of ten years.

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

G. Other disclosures

Higher-Risk Loans

Grupo Santander does not have any significant exposure to higher-risk loans. Our credit profile is focused on retail banking with a medium-low risk profile and with broad diversification both by geography and segment, and 61% of the Group’s total loan portfolio is secured (in most cases, by real estate).

Mortgages to individuals represent approximately 38% of the Group’s total lending. These mortgages are focused on our core markets, Spain and the U.K., and are mainly residential mortgages with a low risk profile, low non-performing ratios and an appropriate coverage ratio. This low risk profile produces low related losses.

In Spain, at December 31, 2014, the loan portfolio and thus its risk profile mainly comprises primary residence loans with an affordability rate close to 29% (under management criteria described below). Residential mortgages represent around 29% of the total credit risk portfolio in Spain, of which 73% has a LTV at inception of under 80% (further details regarding the ranges of LTV are reported in note 54 to our consolidated financial statements).

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

The U.K.’s mortgage portfolio is focused on primary residence mortgages with high risk quality in terms of LTV (47,3% as of December 31, 2014). Certain portfolios that may present higher risks than others (interest only, flexible loans, loans with LTV greater than 100%, buy to let), are subject to strict lending policies to mitigate risks. Furthermore, their performance is continuously monitored to ensure an adequate control.

The Group’s strategy in the last few years has been to reduce the volume of real estate exposure in Spain which at the end of 2014 stood at €8,114 million in net terms (around 3% of loans in Spain and less than 1% of the Group’s loans).

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

b) Suspended accrual interest of non-performing past-due assets

Balances are deemed to be impaired, and the interest accrual suspended, when there are reasonable doubts as to their full recovery and/or the collection of the related interest for the amounts and on the dates initially agreed upon, after taking into account the guarantees received to secure (fully or partially) collection of the related balances. For all non-performing past due assets, any collections relating to non-performing loans and advances are used to recognize the accrued interest and the remainder, if any, is applied to reduce the principal amount outstanding.

When the recovery of any recognized amount is considered unlikely, the amount is charged-off, without prejudice to any actions that we may initiate to seek collection.

c) Allowances for credit losses and internal model

As of July 2008, the Bank of Spain had approved for regulatory capital calculation purposes the Group’s internal models affecting the vast majority of the Group’s credit risk net exposure. The Bank of Spain will continue to review the models for the purpose of calculating allowances for loan losses. The calculation obtained based on the output parameters of internal models is consistent with the best estimate of the Group as to the probable losses using possible scenarios which rely on the approved internally developed models, and which constitute an appropriate basis for determining loan loss allowances. While these models are not yet approved by the Bank of Spain for loan loss allowance calculation, we are required to calculate the allowances according to the instructions described in Item 4 in our annual report on Form 20-F for the year ended December 31, 2014, and are subject to continuing review by Bank of Spain, and subsequent continuous improvement of the processes within our internal model. The difference between loan loss provisions calculated using internal models and those calculated under Bank of Spain guidance, was not material for each one of the three years ended December 31, 2014, 2013 and 2012.

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

Exposures related to complex structured assets

We have a very limited exposure to complex structured assets. See “Item 11. Quantitative and Qualitative Analysis About Market Risk—Part 5. Market Risk”.

Item 6. Directors, senior management and employees

A. Directors and senior management

We are managed by our board of directors, which currently consists of 15 members. In accordance with our Bylaws (Estatutos), the board shall consist of at least 14 and not more than 22 members. Each member of the board is elected to a three-year term by our shareholders at a general meeting. One-third of the members are re-elected each year.

Our board of directors holds its meetings in accordance with an annual calendar. The Rules and Regulations of the Board5 provide that the board shall hold not less than nine annual ordinary meetings; in 2014, it met 16 times. Our board of directors elects our chairman, vice chairmen and chief executive officer from among its members. Between board meetings, lending and other board powers reside with the executive committee (comisión ejecutiva) and with the executive risk committee (comisión delegada de riesgos) of our board of directors.

The chairman of the board is the executive chairman and the highest-ranking officer of the Bank (article 48.1 of the Bylaws and article 8.1 of the Rules and Regulations of the Board) and accordingly, all the powers that may be delegated under the Law, our Bylaws and the Rules and Regulations of the Board have been delegated to him.

However, it is the chief executive officer, in accordance with article 10.1 of the Rules and Regulations of the Board, in his capacity as such, who is entrusted with the day-to-day management of the different business areas and the highest executive functions.

There is a clear separation of duties between the executive chairman, the chief executive officer, the board and the committees thereof, as well as various checks and balances that assure proper equilibrium in the corporate governance structure of the Bank.

Members of our senior management are appointed and removed by the board.

[5]	The Rules and Regulations of the Board of Directors are available on the Group’s website, which does not form part of this annual report on Form 20-F, at www.santander.com under the heading “Information for shareholders and investors—Corporate governance—Rules and Regulations of the Board of Directors”.

The current members of our board of directors are:

Name	Position with Banco Santander	Director since
Ana Botín (1)	Chairman	1989

José Antonio Álvarez	Chief executive officer	2015

Bruce Carnegie-Brown	Vice chairman	2015

Rodrigo Echenique	Vice chairman	1988

Matías R. Inciarte (2)	Vice chairman	1988

Guillermo de la Dehesa	Vice chairman	2002

Sheila C. Bair	Director	2014

Javier Botín (1)	Director	2004

Sol Daurella	Director	2015

Carlos Fernández	Director	2015

Esther Giménez-Salinas	Director	2012

Ángel Jado	Director	2010

Juan R. Inciarte (2)	Director	2008

Isabel Tocino	Director	2007

Juan Miguel Villar-Mir	Director	2013

(1)	Ana Botín and Javier Botín are siblings.
(2)	Matías R. Inciarte and Juan R. Inciarte are brothers.

Our current executive officers are:

Name	Position with Banco Santander

Ana Botín	Chairman of the board of directors and of the executive committee

José Antonio Álvarez	Director and chief executive officer

Rodrigo Echenique	Executive vice chairman

Matías R. Inciarte	Executive vice chairman and chairman of the executive risk committee

Juan R. Inciarte	Executive director and executive vice president, Asia

Rami Aboukhair	Executive vice president, commercial banking Spain

Ignacio Benjumea	Executive vice president, general secretary and secretary of the board

Juan Manuel Cendoya	Executive vice president, communications, corporate marketing and research

Jesús Cepeda	Executive vice president, human resources, organization and costs

José Luis de Mora	Executive vice president, Group financial planning and corporate development

José Doncel	Executive vice president, financial accounting and control

José María Fuster	Executive vice president, innovation

Enrique G. Candelas	Executive vice president, Spain

José G. Cantera	Executive vice president, financial management and investor relations and chief financial officer

Juan Guitard	Executive vice president, internal audit

Remigio Iglesias	Executive vice president, risk

Mónica López-Monís	Executive vice president, chief compliance officer

Javier Maldonado	Executive vice president, risk

Víctor Matarranz	Executive vice president, chairman’s office and strategy

Luis Moreno	Executive vice president, commercial banking

José Mª Nus	Executive vice president, risk and chief risk officer

César Ortega	Executive vice president, general secretariat

Andreu Plaza	Executive vice president, technology and operations

Jacques Ripoll	Executive vice president, global wholesale banking

Ángel Rivera	Executive vice president, commercial banking

Magda Salarich	Executive vice president, consumer finance

Javier San Félix	Executive vice president, commercial banking

José Antonio Villasante	Executive vice president, universities

Juan A. Yanes	Executive vice president, strategic alliances in asset management and insurance

Jesús Mª Zabalza	Executive vice president, Brazil

In addition, Scott Powell is the Group’s country head for Santander in the United States.

The following is a summary of the relevant business experience and principal business activities of our current directors and executive officers:

Ana Botín (chairman of the board of directors and of the executive committee, the innovation and technology committee and the international committee)

Born in 1960. Ms. Botín was appointed director in 1989 and chairman of the board in 2014. She joined the Bank after a period at JP Morgan (1981-1988). She has been executive vice president of Banco Santander, S.A. since 1992 and was executive chairman of Banesto from 2002 to 2010 and chief executive officer of Santander UK plc. from 2010 to 2014. Other significant positions: she is a non-executive director of The Coca-Cola Company. She is also Business Ambassador of the United Kingdom.

José Antonio Álvarez (chief executive officer)

Born in 1960. Appointed director and chief executive officer in 2014. Mr. Álvarez earned an M.A. in Economics and Business Administration and an MBA at The University of Chicago. He joined the Bank in 2002 and was appointed executive vice president of the financial management and investor relations division in 2004 (chief financial officer). Other significant positions: he is a member of the board of Banco Santander (Brasil), S.A. and SAM Investments Holdings Limited. Has also served as a director of Santander Consumer Finance, S.A. and as a member of the supervisory boards of Santander Consumer AG, Santander Consumer Holding GMBH, Santander Holdings USA, Inc. and Bank Zachodni WBK, as well as a director of Bolsas y Mercados Españoles (BME).

Rodrigo Echenique (vice chairman of the board of directors)

Born in 1946. Mr. Echenique joined the board in 1988. He earned a degree as a Law and Government Attorney. Mr. Echenique is a former chief executive officer of Banco Santander, S.A. (1988- 1994). He is also currently non-executive director of Inditex, S.A and NH Hotels Group, S.A. Has served on the board of directors of several industrial and financial companies. He was also a member and subsequently chairman of the advisory board of Accenture, S.A. He has been non-executive chairman of Vocento, S.A. and Vallehermoso, S.A.

Matías R. Inciarte (vice chairman of the board of directors and chairman of the executive risk committee)

Born in 1948. Joined the board in 1988. Graduate in Economics and Government Economist. He also carried out Business Administration studies at the MIT. Other significant positions: minister of the Presidency between 1981 and 1982, as well as technical general secretary of the Ministry of Finance, general secretary of the Ministry for European Community Relations and deputy secretary of state to the President. He is currently chairman of the Fundación Princesa de Asturias and of the social council of the Universidad Carlos III de Madrid, as well as an external director of Sanitas, S.A. de Seguros and of Financiera Ponferrada, S.A., SICAV.

Bruce Carnegie-Brown (vice chairman of the board of directors, lead director, chairman of the appointments committee, the remuneration committee and the risk supervision, regulation and compliance committee)

Born in 1959. Appointed director in 2014. Mr. Brown holds an M. A. degree in English Language and Literature. Other significant positions: He is currently non-executive chairman of Moneysupermarket.com Group Plc and Aon UK Ltd and a non-executive director of Santander UK Plc. He was previously founder and managing partner of the quoted private equity division of 3i Group plc, president and CEO of Marsh Europe and has held various positions at JP Morgan Chase and Bank of America. He was also lead independent director at Close Brothers Group plc (2008-2014) and Catlin Group Ltd (2010-2014).

Guillermo de la Dehesa (vice chairman of the board of directors)

Born in 1941. Mr. de la Dehesa joined the board in 2002. Government Economist and head of office of Banco de España (on leave of absence). Main activity: international advisor to Goldman Sachs International. Other significant positions: former state secretary of Economy, secretary general for Trade, chief executive officer of Banco Pastor, S.A. He is presently the non-executive vice-chairman of Amadeus IT Holding, S.A., chairman of the Centre for Economic Policy Research (CEPR) based in London, a member of the Group of Thirty based in Washington, chairman of the board of trustees of IE Business School and non-executive chairman of Aviva Grupo Corporativo, S.L. and of Aviva Vida y Pensiones, S.A. de Seguros y Reaseguros.

Sheila C. Bair

Born in 1954. Ms. Bair joined the board in 2014 and holds a JD from the University of Kansas School of Law and a BA from the University of Kansas. Main activity: Senior advisor to and chair of the Systemic Risk Council at The Pew Charitable Trusts and columnist for Fortune magazine. Other significant positions: Ms. Bair was chairman of the Federal Deposit Insurance Corporation (2006-2011), professor of Financial Regulatory Policy for the Isenberg School of Management at the University of Massachusetts-Amherst (2002-2006) and Assistant Secretary for Financial Institutions at the U.S. Department of the Treasury (2001-2002). She is also a non-executive director of Thomson Reuters Corporation and Host Hotels & Resorts Inc. In addition, she is a founding board member of The Volcker Alliance.

Javier Botín

Born in 1973. Mr. Botín joined the board in 2004. Graduate in Law. Main activity: chairman and chief executive officer of JB Capital Markets, Sociedad de Valores, S.A. In addition to his professional activity in the financial sector, he works with several non-profit organizations and has served as the Chairman of the Botín Foundation since 2014 and trustee of the Princess of Gerona Foundation and of the Prehistoric Research Institute of Cantabria.

Sol Daurella

Born in 1966. Appointed director in 2014. Graduate in Business and MBA in Business Administration. Main activity: Executive chairwoman of Coca- Cola Iberian Partners, S.A. Other significant positions: She is currently a non-executive director of Acciona, S.A. Has served as a member of the governing board of the Círculo de Economía and an independent external director of Banco Sabadell, S.A. She is also Honorary Consul-General for Iceland in Catalonia.

Carlos Fernández

Born in 1966. Appointed director in 2014. An Industrial Engineer, he has undertaken graduate studies in business administration at the Instituto Panamericano de Alta Dirección de Empresas. Main activity: He is the chairman of the board of directors and vice president of Finaccess, S.A.P.I. Other significant positions: He is currently a member of the board of Grupo Financiero Santander, S.A.B. de C.V. and of Grupo Modelo.

Esther Giménez-Salinas

Born in 1949. Ms. Giménez joined the board in 2012. Doctor of Laws. Main activity: full professor of Criminal Law at ESADE-URL Law School. Other significant positions: she has been a rector of the Ramon Llull University, a member of the Spanish Supreme Judicial Council, a member of the Standing Committee of the Conference of Rectors of Spanish Universities and an executive vice president of the Centre for Legal Studies of the Department of Justice of the Generalitat de Catalunya.

Ángel Jado

Born in 1945. Mr. Jado joined the board in 2010. Graduate in Law and in Business Administration. Other significant positions: he was director of Banco Santander from 1972 to 1999 and director of Banco Banif, S.A. from 2001 to 2013. Currently, he holds various positions in investment trusts.

Juan R. Inciarte

Born in 1952. Mr. Inciarte joined the board in 2008. Graduate in Economics. Other significant positions: he is director of Santander UK plc, Santander Consumer Finance, S.A. and SAM Investment Holdings Limited. Was formerly a member of the board of directors of The Royal Bank of Scotland and NatWest Bank, director and member of the executive committee of Instituto Bancario San Paolo di Torino and director of First Union (now Wells Fargo & Company). Has likewise served on the board of NIBC Bank NV, Sovereign Bancorp (now Santander Bank N.A.), CEPSA and ABN AMRO, among others.

Isabel Tocino

Born in 1949. Ms. Tocino joined the board in 2007. Doctor in Law. She has undertaken graduate studies in business administration at IESE and the Harvard Business School. Main activity: full professor at Universidad Complutense de Madrid. Other significant positions: she has formerly been Spanish Minister for the Environment, chairwoman of the European Affairs Committee and of the Foreign Affairs Committee of the Spanish Congress and chairwoman for Spain and Portugal and vice-chairwoman for Europe of Siebel Systems. She is currently an elected member of the Spanish State Council, a member of the Royal Academy of Doctors and a non-executive director of ENCE Energía y Celulosa, S.A., Enagas, S.A. and Naturhouse Health, S.A.

Juan Miguel Villar-Mir (chairman of the audit committee).

Born in 1931. Mr. Villar-Mir joined the board in 2013. Bearing in mind his knowledge and experience in financial, accounting and audit matters, the board has appointed Mr. Villar-Mir as a member of the audit committee. Since the 2015 general shareholders’ meeting, he serves as chairman and audit committee financial expert replacing Mr. Guillermo de la Dehesa Romero. Doctorate in Civil Engineering, graduate in Law and degree in Industrial Organization. Main activity: he is the chairman of Obrascón Huarte Lain, S.A., the chairman and chief executive officer of Grupo Villar-Mir, S.A.U., and vice-chairman of Inmobiliaria Colonial, S.A. Other significant positions: he was minister of Finance and government vice-chairman for Economic Affairs between 1975 and 1976, and has been chairman of Electra de Viesgo, Altos Hornos de Vizcaya, Hidro Nitro Española, Empresa Nacional de Celulosa, Empresa Nacional Carbonĺfera del Sur, Cementos del Cinca y Cementos Portland Aragón and Puerto Sotogrande. He is also Professor of accounting and legislation at the University of Technical Engineering and Public Works in the Madrid Polytechnical University and a member of the Royal Academy of Engineering.

Jose Rami Aboukhair

Born in 1967. Mr. Aboukhair joined the Group in 2008 as Director of Santander Insurance. Since then, he has been Managing Director and Head of Marketing and Products, as well as Managing Director of Retail Products. In 2015 he has been appointed executive vice president of Banco Santander, S.A., responsible for Retail Banking Spain (Santander Bank Network).

Ignacio Benjumea

Born in 1952. Mr. Benjumea joined Banco Santander in 1987. In 1994 he was appointed executive vice president and general secretary and secretary of the board of Banco Santander. Graduate in Law at the Deusto University, ICADE-E3, and Government Attorney. Other important positions: vice chairman of the Fundación de Estudios Financieros. He was Technical General Secretary of the Ministry of Labor and Social Security, general secretary of Banco de Crédito Industrial, general secretary and director and executive vice president of Banco Santander de Negocios and director of Dragados, S.A., Bolsas y Mercados Españoles (BME) and of the Governing Body of the Madrid Stock Exchange.

Juan Manuel Cendoya

Born in 1967. Former manager of the Legal and Tax Department of Bankinter, S.A. from 1999 to 2001. He joined the Bank in July 2001 as executive vice president, communications, corporate marketing and research.

Jesús Cepeda

Born in 1961. Mr. Cepeda joined the Bank in 1990, having held positions as head of the management control area and deputy head of the financial accounting and control division prior to being appointed executive vice president and head of the human resources, organization and costs division in 2013.

José Luis de Mora

Born in 1966. Mr. de Mora joined the Group in 2003. Since 2003, he has been in charge of developing the organic strategic planning and the group acquisitions/expansion. In 2015 he was appointed executive vice president of Banco Santander, S.A. and head of group financial planning and corporate development.

José Doncel

Born in 1961. Mr. Doncel worked for Arthur Andersen and Banco Santander before joining Banesto in 1994, where he served as head of accounting and financial management. In 2013, he joined Banco Santander, where he was appointed executive vice president and head of the internal audit division. In 2014, he was appointed head of the financial accounting and control division.

José María Fuster

Born in 1958. Mr. Fuster joined the Group in 1988. In 2004, he was appointed chief information officer of Grupo Santander. In the same year, he was also named member of the board of Abbey National plc (now, Santander UK plc) and the board of Advisors of IBM Corporation. In 2007, he was appointed executive vice president of technology and operations at Banco Santander. Presently, José María Fuster is the corporate head of innovation.

Enrique G. Candelas

Born in 1953. Mr. Candelas joined Banco Santander in 1975 and was appointed senior vice president in 1993. He was appointed executive vice president, Retail Banking Spain (Santander Branch Network) in 1999 and head of Santander Spain in 2013.

José G. Cantera

Born in 1966. Mr. Cantera joined the Group in 2003. In 2006, he was appointed Banesto’s chief executive officer. Formerly, he was member of the executive committee of Citigroup EMEA and member of the board of directors of Citigroup Capital Markets Int. Ltd. and Citigroup Capital Markets UK. A former non-executive director of Banesto, in 2012 he was appointed executive vice president of global wholesale banking. Currently, he is head of the financial management and investor relations division.

Juan Guitard

Born in 1960. Former general secretary of the board of Banco Santander de Negocios (from 1994 to 1999) and manager of the investment banking department of the Bank (from 1999 to 2000). He rejoined the Bank in 2002, being appointed executive vice president, vice-secretary general of the board. In November 2014, he was appointed head of the internal audit division, a position he held between 2009 and 2013. In 2013, he was responsible for the risk division. Currently he serves as head of the internal audit division.

Remigio Iglesias

Born in 1954. Mr. Iglesias joined the Group in 1990, having held several positions in commercial banking. He was appointed executive vice president in 2013 and head of the asset recoveries and restructuring area.

Mónica López-Monís

Born in 1969. Ms. López joined the Group in 2009, having held several positions as general secretary of Banesto and vice secretary of Banco Santander, S.A. She was appointed general secretary of Bankinter in 2014. In 2015 she was appointed executive vice-president of Banco Santander, S.A. and chief compliance officer.

Javier Maldonado

Born in 1962. Mr. Maldonado joined the Group in 2004, having held several positions in Santander UK. He was appointed executive vice president of Banco Santander S.A. and head of control and coordination of regulatory projects in 2014.

Víctor Matarranz

Born in 1976. Mr. Matarranz joined Santander UK in 2010 as director of strategy. In 2014, he was appointed executive vice president of Banco Santander S.A and head of office of the Chairman. Presently, he is executive vice president of chairman’s office and strategy.

Luis Moreno

Born in 1964. Mr. Moreno joined the Bank in 1989, having held positions as head of products, marketing and electronic banking and head of the marketing and business development area of private banking, asset management and insurance division prior to being appointed executive vice president in 2013.

José Mª Nus

Born in 1950. Mr. Nus joined Santander UK in 2010 as executive director and chief risk officer. In 2010, he was appointed executive vice president of Banco Santander S.A. and in October 2014 senior executive vice president of risks. He has also been executive vice president, risk in Argentaria and Bankinter and member of the board of directors in Banesto, Banco de Vitoria, Banco de Negocios Argentaria, Banco de Crédito Local and Banco de Alicante. He is currently a member of the board of Societat Catalana d’Economia.

César Ortega

Born in 1954. Mr. Ortega joined the Bank in 2000 and was appointed executive vice president, general secretariat in 2006.

Andreu Plaza

Born in 1960. Mr. Plaza joined Santander UK in 2012 as IT&OP director (retail banking). In 2015, he was appointed executive vice president of Banco Santander S.A. and head of technology and operations, corporate division. He has also been head of Organization and IT & Operations in Catalunya Banc and Caixa Catalunya, and member of the board of directors in Servired and Información y Tecnología de Catalunya.

Jacques Ripoll

Born in 1966. Mr. Ripoll joined Santander UK in 2013 as head Global Banking and Markets. He was appointed executive vice president of Banco Santander S.A. and head of Global Banking and Markets in 2015.

Ángel Rivera

Born in 1966. Mr. Rivera joined the Bank in 2013 as executive vice president responsible for companies and institutions within the commercial banking division. Previously, he developed his professional career over 23 years with the Banco Popular Group.

Magda Salarich

Born in 1956. Ms. Salarich joined the Bank in 2008 as executive vice president responsible for the consumer finance division. Previously, she held several positions in the automobile industry, including the position of director and executive vice president of Citroën España and head of commerce and marketing for Europe of Citroën Automobiles.

Javier San Félix

Born in 1967. Mr. San Félix joined the Group in 2004 as head of strategic planning in the consumer finance division. In 2005 he was appointed director and executive vice president of Santander Consumer Finance in Spain and in 2006 he was appointed chief operating officer of the consumer finance division. A former chief executive officer of Banesto, he was appointed executive vice president of Banco Santander, S.A. and head of the commercial banking division in 2013.

José Antonio Villasante

Born in 1946. Mr. Villasante’s entire professional career has been with Banco Santander, S.A., which he joined in 1964. He was appointed senior vice president in 1994 and deputy executive vice president in 2006. He is currently executive vice president, head of Santander Universities.

Juan A. Yanes

Born in 1962. Mr. Yanes joined Grupo Santander in 1991 and worked in investment banking, corporate finance, and financial markets until 1999. In 1999, he was appointed as global head of market risk in U.S. and in 2010 executive vice president of the Bank.

From 2009 to 2013, Juan A. Yanes was the chief corporate officer responsible for the consolidated supervision of all Banco Santander, S.A. activities in the U.S. and was also responsible for compliance and internal control. In 2013 he was appointed chief risk officer in charge of all Santander operations in the U.S. and in 2014 head of global markets. Presently, he is the officer responsible for managing strategic alliances in asset management and insurance reporting to the CEO.

Before joining the Group he worked for Citibank in the capital markets area in Venezuela.

Jesús Mª Zabalza

Born in 1958. Mr. Zabalza is the former executive vice president of La Caixa (from 1996 to 2002). He joined the Bank in 2002, being appointed executive vice president, America. He is currently chief executive officer of Banco Santander Brasil.

* * * * * *

In addition, following is a summary of the relevant business experience of Scott Powell (US country head from 2015 and chief executive officer of Santander Holdings USA).

Mr. Powell has extensive experience in retail banking, risk management and consumer and auto lending. He has held a variety of roles at J.P. Morgan Chase & Co., including Head of Banking and Consumer Lending Operations, CEO of Consumer Banking and Retail Investments, Head of Consumer Lending, as well as Chief Risk Officer, Consumer. He also spent 14 years at Citi in a variety of risk management roles. Most recently, Mr. Powell was Executive Chairman of National Flood Services Inc.

* * * * * *

For a description of arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was appointed, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Shareholders’ agreements” herein.

B. Compensation

Directors’ compensation

i. Fees Stipulated in the Bylaws

The annual general meeting held on March 22, 2013 approved an amendment to the Bylaws, whereby the remuneration of directors in their capacity as board members became an annual fixed amount determined by the shareholders at the annual general meeting. This amount shall remain in effect unless the shareholders resolve to change it at a general meeting. However, the board of directors may elect to reduce the amount in any years in which it deems such action justified. The remuneration established for 2014 by the annual general meeting was €6 million, with two components: (a) an annual retainer and (b) attendance fees. The annual general meeting has set again the remuneration for 2015 in €6 million.

The specific amount payable for the above-mentioned items to each of the directors is determined by the board of directors. For such purpose, it takes into consideration the positions held by each director on the board, their attendance of board meetings, their membership of the various committees, their attendance of committee meetings and any other objective circumstances considered by the board.

The total Bylaw-stipulated fees earned by the directors in 2014 amounted to €4.4 million compared to €4.3 million in 2013.

Annual retainer

The amounts received individually by the directors in 2014 and 2013 based on the positions held by them on the board and their membership of the board committees were as follows:

	Euros
	2014	2013
Members of the board of directors	84,954	84,954
Members of the executive committee	170,383	170,383
Members of the audit committee	39,551	39,551
Members of the appointments committee (1)	23,730	23,730
Members of the remuneration committee (1)	23,730	23,730
Members of the risk supervision, regulation and compliance committee (2)	20,697	—
Chairman of the risk supervision, regulation and compliance committee (2)	26,164	—
Non-executive deputy chairmen (3)	28,477	28,477

(1)	In 2014, the former appointments and remuneration committee was divided into two, namely the appointments committee and the remuneration committee. The amount indicated relates to the entire year, the corresponding proportional part for each case having been paid.
(2)	Held its first meeting on July 23, 2014.
(3)	In 2013 the total amount of €28,477 was paid to Guillermo de la Dehesa and Manuel Soto pro rata in proportion to the time during which each held office in the year.

Attendance fees

The directors receive fees for attending board and committee meetings, excluding executive committee meetings, since no attendance fees are received for attending this committee.

By resolution of the board of directors, at the proposal of the remuneration committee, the fees for attending board and committee meetings (excluding executive committee meetings) have remained unchanged since 2008.

Board meeting attendance fees	Euros
2008-2014
Board of directors
Resident directors	2,540
Non-resident directors	2,057
Executive risk committee, audit committee and risk supervision, regulation and compliance committee
Resident directors	1,650
Non-resident directors	1,335
Other committees (except the executive committee)
Resident directors	1,270
Non-resident directors	1,028

ii. Salaries

Fixed remuneration

The executive directors’ gross annual salary for 2014 and 2013 was as follows:

	Thousands of euros
	2014	2013
Ana Botín (1)
Chief executive officer of Santander UK	1,392	2,005
Chair	833	—
Matías R. Inciarte	1,710	1,710
Juan R. Inciarte	1,200	987
Emilio Botín (2)	930	1,344
Javier Marín (3)
Executive vice president	—	267
Chief executive officer	2,000	1,333
Alfredo Sáenz (4)	—	—

Total	8,065	7,646

(1)	As indicated in the annual remuneration report for 2013, which was approved, on a consultation basis, by the Bank’s annual general meeting on March 28, 2014, the gross annual salary that corresponded to her in 2014 for her duties as chief executive officer of Santander UK amounted to GBP 1,702 thousand (€2,005 thousand, considering the average exchange rate for 2013). Following her designation as chair of Banco Santander on September 10, 2014, this amount was revised to reflect her new responsibilities and was established at €2.5 million.

The amounts in euros in the above table for 2014 include the portion relating to her duties as chief executive officer of Santander UK and the portion relating to her duties as chair of the Group.

(2)	Ceased to be a member of the board due to his death on September 9, 2014.
(3)	The amount actually received in 2013 was €1.6 million, which is the sum of his remuneration as executive vice president of the Bank for the first four months of the year (€267 thousand) and his remuneration as chief executive officer for the remaining eight (€1.3 million). Ceased to be a member of the board on January 12, 2015.
(4)	Retired from the board on April 29, 2013. The gross salary received until that date is shown, together with his other remuneration, in section iii) below.

Variable remuneration

In 2013, the variable remuneration was implemented through a deferred conditional variable remuneration plan, or bonus, payable partly in cash and partly in shares and deferred over a three-year period. In 2014, our board of directors, at the proposal of the appointments and remuneration committee, included in this variable remuneration a multiannual component consisting of a new long-term incentive (performance share plan, “ILP”—see note 47 to our consolidated financial statements for terms and conditions) based on the performance of certain variables of the Bank over a certain period.

Bonus

The maximum variable remuneration (bonus) of the executive directors for 2014 and 2013 approved by the board at the proposal of the appointments and remuneration committee (in 2014, the remuneration committee) was as follows:

	Thousands of euros
	2014	2013
Ana Botín (1)
Chief executive officer of Santander UK	2,212	2,212
Chair	1,550	—
Matías R. Inciarte	2,868	2,308
Juan R. Inciarte	2,223	1,480
Emilio Botín	—	1,412
Javier Marín (2)
Executive vice president	—	500
Chief executive officer	3,966	2,000
Alfredo Sáenz	—	—

Total	12,819	9,912

(1)	The amounts in euros in the above table for 2014 include the portion relating to her duties as chief executive officer of Santander UK and the portion relating to her duties as chair of the Group.
(2)	The amounts in euros in the above table for 2013 include the portion relating to his duties as executive vice president for the first four months of the year and the portion relating to his duties as chief executive officer of the Bank for the remaining eight months.

The third and fourth cycles of the deferred conditional variable remuneration plan (bonus) were approved in 2013 and 2014 under the same payment terms as the first cycle of the plan (see note 5.e to our consolidated financial statements), whereby payment of a portion of the variable remuneration for these years is deferred over three years for it to be paid, where appropriate, in three equal portions, 50% in cash and 50% in Santander shares, provided that the conditions for entitlement to the remuneration are met. Similarly, the portion of the variable remuneration that is not deferred (immediate payment) is paid 50% in cash and 50% in shares.

The amounts shown in the foregoing table reflect the maximum total variable remuneration allocated to the executive directors for each year. These amounts include both the cash-based and share-based variable remuneration (according to the plans agreed in each year) and both the remuneration payable immediately and that which, as the case may be, is payable following a deferral period.

The following table shows the form of payment of the aforementioned variable remuneration for 2014 and 2013:

	Thousands of euros
	2014				2013
	Immediate payment in cash (20%)	Immediate payment in shares (20%)	Deferred payment in cash (30%) (1)	Deferred payment in shares (30%) (1)	Immediate payment in cash (20%)	Immediate payment in shares (20%)	Deferred payment in cash (30%) (2)	Deferred payment in shares (30%) (2)

Ana Botín (3)	752	752	1,129	1,129	442	442	664	664
Matías R. Inciarte	574	574	860	860	462	462	692	692
Juan R. Inciarte	445	445	667	667	296	296	444	444
Emilio Botín	—	—	—	—	282	282	424	424
Javier Marín	793	793	1,190	1,190	500	500	750	750
Alfredo Sáenz	—	—	—	—	—	—	—	—

Total	2,564	2,564	3,846	3,846	1,982	1,982	2,974	2,974

(1)	In 3 years: 2016, 2017 and 2018 subject to continued service, with the exceptions provided for, and the non-applicability of “malus” clauses.
(2)	In 3 years: 2015, 2016 and 2017 subject to continued service, with the exceptions provided for, and the non-applicability of “malus” clauses.
(3)	In 2013, euro equivalent value of the original amount in pounds sterling.

The amounts of immediate and deferred payments in shares shown in the table above correspond to the following numbers of shares:

	Number of shares
	2014			2013
	Immediate payment	Deferred payment (1)	Total	Immediate payment	Deferred payment (2)	Total

Ana Botín	121,629	182,444	304,073	66,241	99,362	165,603
Matías R. Inciarte	92,726	139,088	231,814	69,092	103,639	172,731
Juan R. Inciarte	71,872	107,808	179,680	44,299	66,448	110,747
Emilio Botín	—	—	—	42,287	63,431	105,718
Javier Marín	128,225	192,338	320,563	74,850	112,275	187,125
Alfredo Sáenz	—	—	—	—	—	—

Total	414,452	621,678	1,036,130	296,769	445,155	741,924

(1)	In 3 years: 2016, 2017 and 2018 subject to continued service, with the exceptions provided for, and the non-applicability of “malus” clauses.
(2)	In 3 years: 2015, 2016 and 2017 subject to continued service, with the exceptions provided for, and the non-applicability of “malus” clauses.

ILP 2014

The ILP for the executive directors was set by the board, at the proposal of the remuneration committee, at an amount equal to 15% of the bonus.

The ILP thus established for each beneficiary is called the “Agreed ILP Amount”, and its accrual and its amount are linked to the degree of achievement of the multiannual targets established in the plan (see note 47 to our consolidated financial statements). The Agreed ILP Amount determines, for each executive director, the maximum number of shares that the director may, if appropriate, receive; this number was calculated taking into account the market price of the Santander share in the 15 trading sessions prior to January 16, 2015, which was €6.186 per share.

The following is a breakdown of the maximum number of shares corresponding to each executive director and the estimated fair value of this variable remuneration:

	2014
	Fair value (thousands of euros) (1)	Maximum number of shares
Ana Botín (1)	140	62,395
Matías R. Inciarte	170	75,655
Juan R. Inciarte	120	53,346
Emilio Botín	—	—
Javier Marín	147	65,470

Total	577	256,866

(1)	Estimated fair value at the plan award date, taking into account various possible scenarios regarding Banco Santander’s TSR performance in relation to that of the benchmark group entities in the measurement periods.

The accrual of the ILP and its amount are conditional on the performance of Banco Santander’s TSR in relation to that of the entities in the benchmark group over a multiannual period. Thus, in 2016, 2017 and 2018, the amount, if any, to be received by each executive director under the ILP (the annual amount of the ILP) will be determined by applying to one third of the ILP agreed amount the percentage resulting from the performance of the TSR according to the table approved in the plan.

iii. Breakdown by director

A breakdown of the remuneration by Bank director for 2014 and 2013 is provided below. The salaries of the executive directors shown in the table below correspond to the gross annual salary received and to the maximum amount of the bonus approved by the board as period remuneration, irrespective of the year of payment and of the amount which may ultimately be paid to the directors under the agreed deferred remuneration scheme. Also, the figures for 2014 include, for each director, the estimated fair value of the new long-term incentive (ILP), irrespective of the year of payment and of the amount which may ultimately be paid under the agreed deferred remuneration scheme. Note 5.e) to our consolidated financial statements includes disclosures on the shares delivered as part of the deferred remuneration schemes in place in previous years the conditions for delivery of which were met in the corresponding years.

	Thousands of euros
	2014																		2013
	Bylaw-stipulated emoluments									Salaries of executive directors
	Annual emolument							Attendance fees
			Audit and compliance committee	Appointments and remuneration committee			Risk supervision, regulation and compliance committee				Variable- immediate payment		Variable- deferred payment (a)				Other remuneration (c)
Directors	Board	Executive committee			Appointments committee	Remuneration committee		Board	Other fees	Fixed	In cash	In shares	In cash	In shares	ILP (b)	Total		Total	Total (d)
Ana Botín
Chief executive officer of Santander UK	85	170	—	—	—	—	—	29	2	1,392	442	442	664	664	140	3,744	448	4,478	4,840
Chair	—	—	—	—	—	—	—	—	—	833	310	310	465	465	—	2,383	—	2,383	—
Matías R. Inciarte	85	170	—	—	—	—	—	38	158	1,710	574	574	860	860	170	4,748	175	5,375	4,729
Guillermo de la Dehesa (1)	113	170	40	19	4	4	—	38	48	—	—	—	—	—	—	—	—	438	394
Rodrigo Echenique (2)	85	170	12	19	4	4	21	36	152	—	—	—	—	—	—	—	23	527	493
Sheila C. Bair (3)	79	—	—	—	—	—	21	23	7	—	—	—	—	—	—	—	—	129	—
Javier Botín (4)	85	—	—	—	—	—	—	25	—	—	—	—	—	—	—	—	—	110	113
Esther Giménez-Salinas	85	—	—	—	—	—	—	36	—	—	—	—	—	—	—	—	—	121	114
Ángel Jado	85	—	—	—	—	—	21	38	8	—	—	—	—	—	—	—	—	152	115
Juan R. Inciarte	85	—	—	—	—	—	—	38	87	1,200	445	445	667	667	120	3.543	184	3,937	2,830
Isabel Tocino (5)	85	170	—	19	—	4	—	36	171	—	—	—	—	—	—	—	—	485	432
Juan Miguel Villar-Mir (6)	85	—	—	—	—	—	—	20	—	—	—	—	—	—	—	—	—	105	71
Emilio Botín (7)	59	118	—	—	—	—	—	20	1	930	—	—	—	—	—	930	1	1,129	3,051
Javier Marín (8)
Executive vice president	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	767
Chief executive officer	85	170	—	—	—	—	—	36	3	2,000	793	793	1,190	1,190	147	6,113	54	6,460	3,574
Fernando de Asúa (9)	113	170	40	19	4	4	47	36	211	—	—	—	—	—	—	—	—	645	579
Vittorio Corbo (10)	48	—	—	—	—	—	—	8	—	—	—	—	—	—	—	—	—	56	106
Abel Matutes (11)	85	—	40	—	4	—	—	28	26	—	—	—	—	—	—	—	—	183	169
Lord Burns (Terence) (12)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	103
Alfredo Sáenz (13)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,899
Manuel Soto (13)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	137

Total 2014	1,347	1,310	131	77	18	18	109	484	873	8,065	2,564	2,564	3,846	3,846	577	21,461	884	26,713	—	8.9%

Total 2013	1,415	1,308	158	103	—	—	—	468	874	8,880	1,982	1,982	2,974	2,974	—	18,792	1.398	—	24,517

(1)	Member of the audit committee and third deputy chairman since April 29, 2013.
(2)	Executive director since January 16, 2015.
(3)	Appointed director on January 27, 2014.
(4)	All the amounts received were repaid to the Fundación Marcelino Botín.
(5)	Member of the executive committee since April 29, 2013.
(6)	Board member since May 7, 2013.
(7)	Ceased to be a member of the board due to his death on September 9, 2014.
(8)	Member of the board and the executive committee since April 29, 2013. Retired from the board on January 12, 2015.
(9)	Retired from the board on February 12, 2015.
(10)	Retired from the board on July 24, 2014.
(11)	Retired from the board on February 18, 2015.
(12)	Retired from the board on December 31, 2013.
(13)	Retired from the board on April 29, 2013.
(a)	Maximum deferred bonus for the period approved by the board of directors at the related meetings.
(b)	Fair value of the ILP granted in 2014.
(c)	Includes, inter alia, the life and medical insurance costs borne by the Group relating to Bank directors.
(d)	Includes the corresponding deferred variable remuneration.

Compensation of the board members as representatives of the Bank on other boards

By resolution of the executive committee, all the remuneration received by the Bank’s directors who represent the Bank on the boards of directors of listed companies in which the Bank has a stake, paid by those companies and relating to appointments made after March 18, 2002, accrues to the Group. In 2014 and 2013, the Bank’s directors did not receive any remuneration in respect of these representative duties.

Two directors of the Bank received a total of €295 thousand in 2014 as members of the boards of directors of Group companies (2013: €1,184 thousand), the detail being as follows: Matías R. Inciarte received €42 thousand as non-executive director of U.C.I., S.A. and Vittorio Corbo—who resigned as a director of the Bank with effect from July 24, 2014—received €253 thousand prior to his resignation, of which he received €89 thousand as chairman and non-executive director of Banco Santander Chile, €156 thousand for advisory services provided to that entity and €8 thousand as non-executive director of Grupo Financiero Santander México, S.A.B. de C.V.

Pension commitments and other items for directors

In 2012, within the framework of the measures implemented by the Group in order to mitigate the risks arising from the defined-benefit pension obligations payable to certain employees, which led to an agreement with the workers’ representatives to convert the defined-benefit obligations existing under the collective agreement into defined-contribution plans (see note 25 to our consolidated financial statements), the contracts of the executive directors and the other members of the Bank’s senior management which provided for defined-benefit pension obligations were amended to convert these obligations into a defined-contribution employee welfare system, which was externalized to Santander Seguros y Reaseguros, Compañía Aseguradora, S.A. The new system grants the executive directors the right to receive a pension benefit upon retirement, regardless of whether or not they are in the Bank’s employ on that date, based on the contributions made to the aforementioned system, and replaced the right to receive a pension supplement which had previously been payable to them upon retirement. The new system expressly excludes any obligation of the Bank to the executive directors other than the conversion of the previous system into the new employee welfare system, which took place in 2012, and, as the case may be, the annual contributions to be made as described below6. In the event of pre-retirement, the executive directors who have not exercised the option to receive their pensions in the form of a lump sum are entitled to receive an annual retainer until the date of retirement.

The initial balance for each executive director in the new defined-contribution welfare system was that corresponding to the market value of the assets in which the provisions for the respective accrued obligations had been invested, at the date on which the former pension obligations were converted into the new welfare system7.

Since 2013 the Bank makes annual contributions to the employee welfare system for the benefit of the executive directors and senior executives, in proportion to their respective pensionable bases, until they leave the Group, or until their retirement from the Group, death or disability (including, as the case may be, during the pre-retirement period). No contributions are made for the executive directors and senior executives who, prior to the conversion of the defined-benefit pension obligations into the current defined-contribution employee welfare system, had exercised the option to receive their pension rights in a lump sum8.

The terms of the employee welfare system regulate the impact of the deferral of the computable variable remuneration on the benefit payments covered by the system upon retirement and, as the case may be, the retention in the form of shares of the benefits arising from such remuneration.

In 2013, as a result of his appointment as chief executive officer, changes were introduced to the contract of Javier Marín with respect to the pension obligations stipulated in his senior management contract. The annual contribution to the employee welfare system was thereafter calculated as 80% of the sum of: (i) fixed annual remuneration; and (ii) 30% of the arithmetic mean of the last three gross amounts of variable remuneration. Also, the pensionable base in relation to the

[6]	As provided for in the contracts of the executive directors and members of senior management prior to their modification Emilio Botín and Matías R. Inciarte had exercised the option to receive the accrued pensions -or amounts similar thereto- in the form of a lump sum (i.e. in a single payment), which meant that no further pension benefit would accrue to them from that time, and the lump sum to be received, which would be updated at the agreed-upon interest rate, was fixed.
[7]	In the case of Emilio Botín and Matías R. Inciarte, the initial balance corresponded to the amounts that were set when, as described above, they exercised the option to receive a lump sum, and includes the interest accrued on these amounts from that date.
[8]

Rodrigo Echenique, appointed executive director on January 16, 2015, does not participate in the welfare system and is not entitled to have any contributions made in his favor by the Bank in this connection, notwithstanding the pension rights to which he was entitled prior to his appointment as executive director.

death and permanent disability scheme provided for in his senior management contract became 100% of fixed annual remuneration. Under his senior management contract the annual contribution was 55% of his fixed remuneration, and the pensionable base in the event of death or disability was 80% of his fixed remuneration.

The following is a breakdown of the balances relating to each of the current executive directors under the welfare system at December 31, 2014 and 2013:

	Thousands of euros
	2014		2013
Ana Botín (1)	40,134		37,202
Matías R. Inciarte	47,255		46,058
Juan R. Inciarte	13,730		13,410
Emilio Botín	—	(2)	25,864
Javier Marín (3)	4,523		4,346
Alfredo Sáenz (4)	—		—

	105,642		126,880

(1)	Includes the amounts relating to the period of provision of services at Banesto, externalized with another insurance company.
(2)	Following his death on September 9, 2014, a death benefit of the amount of the accumulated rights (€26,498 thousand) is payable to the beneficiaries designated in the policy implementing the welfare system.
(3)	Ceased to be a director on January 12, 2015 and took voluntary pre-retirement, as provided for in his contract, opting to receive the annual pre-retirement retainers to which he is entitled (€800 thousand gross) in a single payment (€10,861 thousand gross). As stipulated in his contract, the Bank will make annual contributions to the welfare system, amounting to 55% of this director’s annual retainer during the pre-retirement period, and Javier Marín will be entitled to receive, at the time of his retirement, the retirement benefit recognized in the welfare system, equal to the amount of the balance accumulated in the system corresponding to him at that time. As regards the deferred variable remuneration corresponding to Javier Marín in relation to years prior to his pre-retirement, the scheme described in the relevant sections of this report shall apply, and Javier Marín will receive this remuneration, if appropriate, on the dates contemplated in the corresponding plans, subject to the stipulated conditions for its accrual being met.
(4)	In April 2013, upon his retirement, Alfredo Sáenz requested payment of the pensions to which he was entitled in a lump sum (€88.5 million gross). For such purpose, his pension rights were settled, in accordance with the applicable contractual and legal terms, through: i) the payment in cash of €38.2 million relating to the net amount of the pension calculated taking into account the fixed remuneration, and €12.2 million relating to the net amount of the pension calculated taking into account the accrued variable remuneration at the retirement date, and ii) the investment by Sáenz of those €12.2 million in Santander shares (2,216,082 shares), which were deposited at the Bank on a restricted basis until April 29, 2018.

The Group also has pension obligations to other directors amounting to €18 million (December 31, 2013: €18 million). The payments made in 2014 to the members of the board entitled to post-employment benefits amounted to €1.2 million (2013: €1.2 million), of which €0.9 million relate to Rodrigo Echenique (appointed executive director on January 16, 2015).

Lastly, the contracts of the executive directors who had not exercised the option referred to above prior to the conversion of the defined-benefit pension obligations into the current welfare system include a supplementary welfare regime for the contingency of death (surviving spouse and child benefits) and permanent disability of serving directors.

The provisions recognized in 2014 and 2013 for retirement pensions and supplementary benefits (surviving spouse and child benefits, and permanent disability) were as follows:

	Thousands of euros
	2014	2013
Ana Botín	2,140	1,443
Matías R. Inciarte	—	—
Juan R. Inciarte	718	609
Emilio Botín	—	—
Javier Marín	2,126	2,006
Alfredo Sáenz	—	—

	4,984	4,058

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

	Insured sum (Thousands of euros)
	2014	2013
Ana Botín	7,500	6,000
Matías R. Inciarte	5,131	5,131
Juan R. Inciarte	2,961	2,961
Emilio Botín	—	—
Javier Marín	2,400	2,400
Alfredo Sáenz	—	—

	17,992	16,492

Additionally, other directors have life insurance policies the cost of which is borne by the Group, the related insured sum being €1.4 million at December 31, 2014 (2013: €1.4 million).

Deferred variable remuneration systems

The following is information on the maximum number of shares to which the executive directors are entitled at the beginning and end of 2013 and 2014 due to their participation in the deferred variable remuneration systems, which implemented a portion of their variable remuneration relating to prior years, as well as on the payments, in shares or in cash, made to them in 2013 and 2014 where the terms and conditions for the receipt thereof had been met:

i) Obligatory investment share plan

Pursuant to the obligatory investment share plan (see note 47 to our consolidated financial statements), as deferred share-based variable remuneration in 2009, the executive directors acquired, prior to February 28, 2010, the number of Bank shares shown in the table below, corresponding to the third cycle of this plan. Executive directors who retain the shares acquired in the obligatory investment and remain in the Group’s employ for three years from the date on which the obligatory investment is made are entitled to receive the same number of Bank shares as that composing their initial obligatory investment provided that none of the following circumstances exist in the three-year period from the investment in the shares: (i) poor financial performance of the Group; (ii) breach by the beneficiary of the codes of conduct or other internal regulations, including, in particular, those relating to risks, where applicable to the executive in question; or (iii) material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards.

The conditions having been met for their receipt, in February 2013, as approved by the board, at the proposal of the appointments and remuneration committee, the gross number of shares are detailed below relating to the third cycle accrued to the executive directors, and this number is equal to the number of shares initially acquired by them.

Maximum number of shares to be delivered (2)
3rd cycle 2010-2012
Ana Botín (1)	18,446
Matías R. Inciarte	25,849
Juan R. Inciarte	15,142
Emilio Botín	20,515
Javier Marín	11,092

91,044

(1)	The maximum number of shares corresponding to Ana Botín as beneficiary of this plan is in line with the resolution adopted by the shareholders at the annual general meeting of Banesto held on February 24, 2010.
(2)	In addition, Alfredo Sáenz received 49,000 shares as a result of his participation in the third cycle of the aforementioned plan.

ii) Performance share plan (Plan I13)

The table below shows the maximum number of options held at January 1, 2013 by each executive director based on their participation in the I13 incentive plan (Plan I13) which implemented a portion of the variable remuneration for 2010. As established in the plan, the number of shares received was determined by the degree of achievement of the targets to which the plan was tied, and the necessary minimum not having been reached, their options under the plan were cancelled.

	Options at January 1, 2013	Shares delivered in 2013 (number)	Options cancelled in 2013 (number)	Options at December 31, 2013	Grant date	Share delivery deadline
Plan I13
Ana Botín (1)	56,447	—	(56,447)	—	06-11-10	07-31-13
Matías R. Inciarte	105,520	—	(105,520)	—	06-11-10	07-31-13
Juan R. Inciarte	60,904	—	(60,904)	—	06-11-10	07-31-13
Emilio Botín	82,941	—	(82,941)	—	06-11-10	07-31-13
Alfredo Sáenz (2)	228,445	—	(228,445)	—	06-11-10	07-31-13

	534,257	—	(534,257)	—

(1)	Without prejudice to the Banesto shares corresponding to Ana Botín by virtue of the various Banesto share-based incentive plans approved by the shareholders at the general meeting of Banesto (a maximum of 32,358 Banesto shares relating to her participation in the Banesto Share-Based Incentive Plan expiring in 2013).
(2)	Following his resignation on April 29, 2013, Alfredo Sáenz lost his entitlement arising from his participation in these plans since he did not meet all the conditions stipulated for the shares to be received.

iii) Deferred conditional delivery share plan

The 2010 variable remuneration of the executive directors and Group executives or employees whose variable remuneration or annual bonus for 2010 exceeded, in general, €300,000 (gross) was approved by the board of directors through the instrumentation of the first cycle of the deferred conditional delivery share plan, whereby a portion of the aforementioned variable remuneration or bonus was deferred over a period of three years for it to be paid, where appropriate, in Santander shares. Application of this cycle, insofar as it entails the delivery of shares to the plan beneficiaries, was authorized by the annual general meeting held on June 11, 2010.

In addition to the requirement that the beneficiary remains an employee of the Group, with the exceptions included in the plan regulations, the accrual of the share-based deferred remuneration is conditional upon none of the following circumstances existing, in the opinion of the board of directors, during the period prior to each of the deliveries: (i) poor financial performance of the Group; (ii) breach by the beneficiary of internal regulations, including, in particular, those relating to risks; (iii) material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in economic capital and the qualitative assessment of risk.

The share-based bonus is being deferred over three years and will be paid, where appropriate, in three instalments starting after the first year.

The number of shares allocated to the executive directors for deferral purposes in 2010 and the shares delivered in 2013 (second third) and in February 2014 (third third), once the conditions for receiving them had been met, are as follows (the plan having been settled):

	Number of shares deferred on bonus for 2010 (2)	Number of shares delivered in 2013 (2nd third) (2)	Number of shares delivered in 2014 (3rd third) (2)

Ana Botín (1)	91,187	30,395	19,240
Matías R. Inciarte	135,188	45,063	45,063
Juan R. Inciarte	61,386	20,462	20,462
Emilio Botín	94,345	31,448	31,448
Javier Marín	37,749	12,583	12,583

(1)	Shares of Banesto, as authorized by the shareholders of that entity at the annual general meeting of February 23, 2011. Following the merger of Banesto with the Bank, 19,240 shares of the Bank were delivered in 2014, equal to the 30,395 shares of Banesto authorized by the annual general meeting.
(2)	On January 23, 2012, Francisco Luzón took pre-retirement and resigned from his positions as director and head of the Americas division. In accordance with the plan regulations Francisco Luzón retained the right to receive the shares corresponding to his participation in the plan, subject to compliance with the conditions established for them to be received. In both 2013 and 2014 he received 51,660 shares relating to the number of shares to which he was entitled as a result of the vesting of the second and third thirds of the deferred portion of his 2010 bonus.

Furthermore, Alfredo Sáenz ceased to be a member of the board on April 29, 2013. In accordance with the terms of the plan, Alfredo Sáenz retained the right to receive the shares corresponding to his participation in the plan, subject to compliance with the conditions established for them to be received. In both 2013 and 2014 he received 104,150 shares relating to the number of shares to which he was entitled as a result of the vesting of the second and third thirds of the deferred portion of his 2010 bonus.

iv) Deferred conditional variable remuneration plan

Since 2011, the bonuses of executive directors and certain executives (including senior management) and employees who assume risk, who perform control functions or receive an overall remuneration placing them on the same remuneration level as senior executives and employees who assume risk (all of whom are referred to as identified staff) have been approved by the board of directors and implemented, respectively, through various cycles of the deferred conditional variable remuneration plan. Application of these cycles, insofar as they entail the delivery of shares to the plan beneficiaries, was authorized by the related annual general meetings.

The purpose of these plans is to defer a portion of the bonus of the beneficiaries thereof (60% in the case of executive directors) over a period of three years for it to be paid, where appropriate, in cash and in Santander shares; the other portion of the bonus is also to be paid in cash and Santander shares, upon commencement of the cycles, in accordance with the rules set forth below.

In addition to the requirement that the beneficiary remains employed by Grupo Santander, the accrual of the deferred remuneration is conditional upon none of the following circumstances existing on the opinion of the board of directors following a proposal of the remuneration committee in relation to the corresponding year in the period prior to each of the deliveries: (i) poor financial performance of the Group; (ii) breach by the beneficiary of internal regulations, including, in particular, those relating to risks; (iii) material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in the Group’s economic capital or its risk profile. All the foregoing shall in each case be governed by the rules of the relevant plan cycle.

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

The table below shows the number of Santander shares assigned to each executive director and not yet delivered at January 1, 2013, December 31, 2013 and December 31, 2014, and the gross shares delivered to them in 2013 and 2014, by way of either immediate payment or deferred payment, in the latter case once the board had determined, at the proposal of the appointments and remuneration committee, that the third relating to each plan had accrued. The shares resulted from each of the plans which awarded the variable remuneration of 2011, 2012, 2013 and 2014, as shown in the following table:

Share-based variable remuneration	Maximum number of shares to be delivered at January 1, 2013	Shares delivered in 2013 (immediate payment 2012 variable remuneration)	Shares delivered in 2013 (deferred payment 2011 variable remuneration)	2013 variable remuneration (maximum number of shares to be delivered)	Maximum number of shares to be delivered at December 31, 2013	Shares delivered in 2014 (immediate payment 2013 variable remuneration)	Shares delivered in 2014 (deferred payment 2012 variable remuneration)	Shares delivered in 2014 (deferred payment 2011 variable remuneration)	2014 variable remuneration (maximum number of shares to be delivered)	Maximum number of shares to be delivered at December 31, 2014
2011 variable remuneration
Ana Botín	141,002	—	(47,001)	—	94,001	—	—	(47,001)	—	47,000
Matías R. Inciarte	188,634	—	(62,878)	—	125,756	—	—	(62,878)	—	62,878
Juan R. Inciarte	110,070	—	(36,690)	—	73,380	—	—	(36,690)	—	36,690
Emilio Botín	149,327	—	(49,776)	—	99,551	—	—	(49,776)	—	49,775
Javier Marín	77,882	—	(25,961)	—	51,921	—	—	(25,961)	—	25,960
Francisco Luzón (1)	196,494	—	(65,498)	—	130,996	—	—	(65,498)	—	65,498
Alfredo Sáenz (2)	371,049	—	(123,683)	—	247,366	—	—	(123,683)	—	123,683
	1,234,458	—	(411,487)	—	822,971	—	—	(411,487)	—	411,484

2012 variable remuneration
Ana Botín	174,790	(69,916)	—	—	104,874	—	(34,958)	—	—	69,916
Matías R. Inciarte	207,648	(83,059)	—	—	124,589	—	(41,530)	—	—	83,059
Juan R. Inciarte	121,165	(48,466)	—	—	72,699	—	(24,233)	—	—	48,466
Emilio Botín	109,879	(43,952)	—	—	65,927	—	(21,976)	—	—	43,951
Javier Marín	116,908	(58,454)			58,454	—	(19,485)	—	—	38,969
Alfredo Sáenz (2)	273,028	(109,211)	—	—	163,817	—	(54,605)	—	—	109,212
	1,003,418	(413,058)	—	—	590,360	—	(196,787)	—	—	393,573

2013 variable remuneration
Ana Botín	—	—	—	165,603	165,603	(66,241)	—	—	—	99,362
Matías R. Inciarte	—	—	—	172,731	172,731	(69,092)	—	—	—	103,639
Juan R. Inciarte	—	—	—	110,747	110,747	(44,299)	—	—	—	66,448
Emilio Botín	—	—	—	105,718	105,718	(42,287)	—	—	—	63,431
Javier Marín	—	—	—	187,125	187,125	(74,850)	—	—	—	112,275
	—	—	—	741,924	741,924	(296,769)	—	—	—	445,155

2014 variable remuneration
Ana Botín	—	—	—	—	—	—	—	—	304,073	304,073
Matías R. Inciarte	—	—	—	—	—	—	—	—	231,814	231,814
Juan R. Inciarte	—	—	—	—	—	—	—	—	179,680	179,680
Emilio Botín	—	—	—	—	—	—	—	—	—	—
Javier Marín	—	—	—	—	—	—	—	—	320,563	320,563
	—	—	—	—	—	—	—	—	1,036,130	1,036,130

(1)	On January 23, 2012, Francisco Luzón took pre-retirement and resigned from his positions as director and head of the Americas division. In relation to his 2011 variable remuneration to be received in cash and in Santander shares, the board resolved, at the committee’s proposal, to deliver him €743 thousand and 130,996 shares as an immediate payment. The deferred amount in cash and in shares relating to the first, second and third thirds was paid in February 2013, 2014 and 2015, the requirements of the plan for the receipt thereof having been met. Upon each delivery of shares, he was paid an amount in cash equal to the dividends paid on those shares and, if the Santander Dividendo Elección scrip dividend scheme is applied, the price offered by the Bank for the bonus share rights relating to the aforementioned shares, as well as the interest accrued on the amount deferred in cash.
(2)	Alfredo Sáenz ceased to discharge his duties as director on April 29, 2013. The deferred amounts, in cash (two gross payments of €702 thousand each, relating to the deferred variable remuneration for 2011, and three of €351 thousand each, relating to the deferred variable remuneration for 2012) and in shares (see table above), relating to the deferred variable remuneration for 2011 and 2012, have or will be paid to him on the corresponding maturity dates, together with the remuneration relating to the shares (dividends and amounts offered for the bonus share rights if the Santander Dividendo Elección scrip dividend scheme is applied) and the interest accrued on the cash amounts, subject to compliance with the requirements set forth in the related resolutions of the general meetings and the plans’ regulations, as well as all other terms set forth therein.

Furthermore, the table below shows the cash delivered in 2013 and 2014, by way of either immediate payment or deferred payment, in the latter case once the board had determined, at the proposal of the appointments and remuneration committee that the third relating to each plan had accrued:

	Thousands of euros
	2014			2013
	Cash paid (immediate payment 2013 variable remuneration)	Cash paid (third of deferred payment 2012 and 2011 variable remuneration)		Cash paid (immediate payment 2012 variable remuneration)	Cash paid (1st third deferred payment 2011 variable remuneration)
Ana Botín (1)	466	513		449	286
Matías R. Inciarte	462	624		534	357
Juan R. Inciarte	296	364		311	208
Emilio Botín	282	423		282	282
Javier Marín	500	272		376	147
Francisco Luzón	—	—	(2)	—	371
Alfredo Sáenz	—	—	(3)	702	702

	2,005	2,197		2,654	2,353

(1)	Euro equivalent value of the original amount in pounds sterling.
(2)	In 2014 he received €371 thousand relating to the second third of the conditional deferred variable remuneration plan of 2011, the requirements for the accrual thereof having been met.
(3)	In 2014 he received €1,053 thousand relating to the second and first thirds of the conditional deferred variable remuneration plans of 2011 and 2012, the requirements for the accrual thereof having been met.

v) Performance share plan (ILP)

The table below shows the maximum number of shares to which the executive directors are entitled, as part of their variable remuneration for 2014, as a result of their participation in the ILP (see note 47 to our consolidated financial statements).

Maximum number of shares
Ana Botín	62,395
Matías R. Inciarte	75,655
Juan R. Inciarte	53,346
Emilio Botín	—
Javier Marín	65,470

Total	256,866

The accrual and amount of the ILP are conditional upon the performance of Santander’s TSR compared to that of the companies in the benchmark group over a multiannual period. Therefore, in 2016, 2017 and 2018 the amount to be received by each executive director in relation to the ILP (the “ILP Agreed Amount”) will be determined by applying to the third of the ILP Agreed Amount the percentage relating to the performance of the TSR in accordance with the table approved in the plan.

The shares to be delivered on each ILP payment date, based on compliance with the related multiannual TSR target will be conditional, in addition to the requirement that the beneficiary remains in the Group’s employ, with the exceptions included in the plan regulations, upon none of the following circumstances existing in the opinion of the board of directors following a proposal of the remuneration committee, during the period prior to each of the deliveries as a result of actions performed in 2014: (i) poor financial performance of the Group; (ii) breach by the beneficiary of internal regulations, including, in particular, those relating to risks; (iii) material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in the Group’s economic capital or risk profile.

Senior managers

Following is a breakdown of the remuneration, in terms of gross salary, maximum bonus amount and in 2014 fair value of the remuneration for participation in the ILP plan, approved for the Bank’s executive vice presidents (*) in 2014 and 2013:

	Number of managers (1)	Thousands of euros
		Salaries							Other remuneration (3)		Total
		Fixed	Variable-Immediate payment		Variable-Deferred payment (2)		ILP	Total
			In cash	In shares	In cash	In shares
2014	27	26,211	9,990	9,990	12,422	12,422	2,264	73,299	7,493	(4)	80,792
2013	28	26,040	9,521	9,521	9,588	9,588	—	64,257	8,416		72,673

(*)	Excluding executive directors’ remuneration, which is detailed above.
(1)	Persons who at some point in the year occupied the position of executive vice president. The amounts reflect the remuneration for the full year regardless of the number of months in which the position of executive vice president was occupied.
(2)	The shareholders at the annual general meetings of March 22, 2013 and March 28, 2014 approved the third and fourth cycles of the deferred conditional variable remuneration plan, whereby payment of a portion of the variable remuneration for 2013 and 2014 will be deferred over three years for it to be paid, where appropriate, in three equal portions, 50% in cash and 50% in Santander shares, provided that the conditions for entitlement to the remuneration are met. The amount of the immediate payment in shares for 2014 relates to 1,514,738 Santander shares and 148,631 Banco Santander (Brasil) S.A. shares (2013: 1,331,781 Santander shares and 165,100 Banco Santander (Brasil) S.A. shares). The shares relating to the amount of the deferred payment in shares are shown in the table below.
(3)	Includes other remuneration items such as life insurance premiums totaling €1,290 thousand (2013: €1,499 thousand).
(4)	In addition, USD 6.9 million were paid in relation to the extraordinary taxation in the United States due to the change in the pension plans of Banco Santander, S.A.

The maximum amount of the ILP to which the executive vice presidents are entitled was set by the board of directors at a total of €6,238 thousand (with a fair value of €2,264 thousand). The accrual and amount of the ILP are subject, inter alia, to achievement of the multiannual TSR targets contemplated by the plan. Any ILP payments will be received in full in shares and deferred in thirds (to be received in 2016, 2017 and 2018).

Following is a breakdown of the maximum number of Santander shares that the Bank’s executive vice presidents (excluding executive directors) were entitled to receive at December 31, 2014 and 2013 relating to the deferred portion under the various plans then in force (see note 47 to our consolidated financial statements):

Maximum number of shares to be delivered	12/31/14		12/31/13
Deferred conditional delivery plan (2010)	—		482,495
Deferred conditional variable remuneration plan (2011)	637,995		1,480,251
Deferred conditional variable remuneration plan (2012)	1,014,196		1,660,832	(1)
Deferred conditional variable remuneration plan (2013)	1,412,164		1,341,718
Deferred conditional variable remuneration plan (2014)	1,857,841	(2)	—
ILP (2014)	1,008,398		—

(1)	For the executives who joined from Banesto, the Banesto shares were converted into Santander shares at €0.633 per share.
(2)	In addition, at December 31, 2014 they were entitled to a maximum of 222,946 Banco Santander (Brasil) S.A. shares (the maximum number of shares corresponding to the deferred portion of the 2014 bonus).

In addition, at December 31, 2013 they were entitled to a maximum of 167,943 Banco Santander (Brasil) S.A. shares and to a maximum of 843,718 options on Banco Santander (Brasil) S.A. shares (343,718 under the share option plan approved in 2011, the exercise of which, subject to the plan’s terms and conditions, commenced in July 2014, plus 500,000 under the share option plan approved in 2013, the exercise of which, subject to the plan’s terms and conditions, may commence in July 2016). In 2014, 51,558 share options under the plan approved in 2011 were exercised and the remainder of these options were cancelled. All other options remained in force at December 31, 2014, in accordance with the terms and conditions of the corresponding plans.

In 2014 and 2013, since the conditions established in the corresponding deferred share-based remuneration schemes for prior years had been met, in addition to the payment of the related cash amounts, the following number of Santander shares was delivered to the executive vice presidents:

Number of shares delivered	2014	2013
Third cycle—obligatory investment plan	—	275,325
Deferred conditional delivery plan (2010)	365,487	482,494	(1)
Deferred conditional variable remuneration plan (2011)	637,996	708,375	(2)
Deferred conditional variable remuneration plan (2012)	507,098	—

(1)	In addition, 14,705 Banesto shares were delivered.
(2)	In addition, 50,159 Banesto shares were delivered.

As indicated in note 5.c. to our consolidated financial statements, in 2012 the contracts of the members of the Bank’s senior management which provided for defined-benefit pension obligations were amended to convert these obligations into a defined-contribution employee welfare system, which was externalized to Santander Seguros y Reaseguros, Compañía Aseguradora, S.A. The new system grants the senior executives the right to receive a pension benefit upon retirement, regardless of whether or not they are in the Bank’s employ on that date, based on the contributions made to the aforementioned system, and replaces the right to receive a pension supplement which had previously been payable to them upon retirement. The new system expressly excludes any obligation of the Bank to the executives other than the conversion of the previous system into the new employee welfare system, which took place in 2012, and, as the case may be, the annual contributions to be made. In the event of pre-retirement, the senior executives who have not exercised the option described in note 5.c to our consolidated financial statements are entitled to an annual retainer until the date of retirement.

The senior executives’ beginning balance under the new employee welfare system amounted to €287 million. This balance reflects the market value, at the date of conversion of the former pension obligations into the new employee welfare system, of the assets in which the provisions for the respective accrued obligations had been invested. The balance at December 31, 2014 amounted to €296 million (December 31, 2013: €312 million).

The contracts of the senior executives who had not exercised the option referred to in note 5.c. to our consolidated financial statements prior to the conversion of the defined-benefit pension obligations into the current welfare system include a supplementary welfare regime for the contingencies of death (surviving spouse and child benefits) and permanent disability of serving executives.

Additionally, the total sum insured under life and accident insurance policies relating to this group of employees amounted to €154 million at December 31, 2014 (December 31, 2013: €92 million).

Lastly, the net charge to the consolidated income statement amounted to €20 million in 2014 (2013: €19.7 million).

C. Board practices

Date of expiration of the current term of office of the directors and the period during which the directors have served in that office:

The period during which the directors have served in their office is shown in the table under Section A of this Item 6.

The date of expiration of the current term of office is shown in the table below:

Name	Date of expiration (1)
Ana Botín	1st half 2017
José Antonio Álvarez	1st half 2018
Bruce Carnegie-Brown	1st half 2018
Rodrigo Echenique	1st half 2017
Matías R. Inciarte	1st half 2018
Guillermo de la Dehesa	1st half 2018
Javier Botín	1st half 2016
Sheila C. Bair	1st half 2017
Sol Daurella	1st half 2018
Carlos Fernández	1st half 2018
Esther Giménez-Salinas	1st half 2017
Ángel Jado	1st half 2016
Juan R. Inciarte	1st half 2018
Isabel Tocino	1st half 2016
Juan Miguel Villar-Mir	1st half 2018

(1)	Pursuant to the provisions of our Bylaws, one-third of the board will be renewed every year, based on length of service and according to the date and order of their respective appointments.

At the annual general meeting held on March 27, 2015, our shareholders passed the following resolutions:

•	To ratify the appointment of Carlos Fernández as a director, which appointment was approved by the board of directors at its meeting of November 25, 2014, and to re-elect him for a term of three years.

•	To ratify the appointment of Sol Daurella as a director, which appointment was approved by the board of directors at its meeting of November 25, 2014.

•	To ratify the appointment of Bruce Carnegie-Brown as a director, which appointment was approved by the board of directors at its meeting of November 25, 2014.

•	To ratify the appointment of José Antonio Álvarez as a director, which appointment was approved by the board of directors at its meeting of November 25, 2014.

•	To re-elect for a term of three years the following directors: Juan Rodríguez Inciarte, Matías Rodríguez Inciarte, Juan Miguel Villar-Mir and Guillermo de la Dehesa.

The basic terms and conditions of the contracts of the executive directors, besides those relating to the remuneration thereof, are the following:

a) Exclusivity and non-competition

Executive directors may not enter into contracts to provide services to other companies or entities except where expressly authorized by the board of directors. In all cases, a duty of non-competition is established with respect to companies and activities similar in nature to those of the Bank and its consolidated Group.

Likewise, the contracts of the executive directors provide for certain prohibitions against competition and the taking of clients, employees and suppliers that may be enforced for two years after the termination thereof for reasons other than retirement, pre-retirement or a breach by the Bank. The compensation to be paid by the Bank for this prohibition against competition is 80% of the fixed remuneration of the corresponding director, payable 40% on termination of the contract and 60% at the end of the two-year period.

b) Code of conduct

There is an obligation to strictly observe the provisions of the Group’s General Code and of the Code of Conduct in the Securities Markets, specifically with respect to rules of confidentiality, professional ethics and conflicts of interest.

c) Pre-retirement and retirement

The contracts of the following executive directors acknowledge their right to pre-retire under the terms stated below when they have not reached retirement age:

•	Ana Botín shall have the right to pre-retirement in the event of separation for reasons other than her breach or her voluntary retirement prior to reaching the age of 55 . In such case, she shall have the right to an annual allotment equal to the sum of her fixed remuneration and 30% of the average amount of the last variable remunerations of the executive chairman, with a maximum of three variable remunerations. This allotment shall be reduced gradually, by up to 20% in the event of voluntary retirement prior to the age of 60.

•	Juan R. Inciarte shall have the right to pre-retirement in the event of separation for reasons other than his breach or voluntary retirement. In such case, he shall have the right to an annual allotment equal to his fixed remuneration.

•	José Antonio Álvarez will be entitled to pre-retire in the event of separation for reasons other than his own free will or breach of duty. In such case, he will be entitled to an annual allocation equivalent to the fixed remuneration corresponding to him as a senior executive vice president.

If Ana Botín, Juan R. Inciarte or José Antonio Álvarez take pre-retirement, they have the right to opt to receive the annual allotments in the form of an annuity or as capital (i.e. in a lump sum), in whole but not in part.

At retirement at legal age (legal age for retirement depends on the number of years worked and the date of birth, and is progressively being increased by Spanish law up to 67 years), the above referred directors will be entitled to the pension rights corresponding to them in the employee welfare system.

The executive directors other than Rodrigo Echenique participate in the defined-contribution employee welfare system created in 2012, which covers the contingencies of retirement, disability and death. The Bank makes annual contributions to the benefit plans for the benefit of the other executive directors, except in the case of Matías R. Inciarte, for whom new contributions are not made. The annual contributions are calculated in proportion to the pensionable bases of the executive directors, and shall continue to be made until they leave the Group or until their retirement within the Group, death or disability (including, if applicable, during pre-retirement). The pensionable base for purposes of the annual contributions is the one indicated above for the calculation of the allotment for pre-retirement (except in the case of José Antonio Álvarez, who during his term of office as CEO, will have a pensionable base equal to the sum of his fixed remuneration as such and 30% of the average of the last three variable remuneration payments), with the amount of the contributions being 55% in the cases of Ana Botín and José Antonio Álvarez and 50% in the case of Juan R. Inciarte.

The employee welfare system is outsourced to Santander Seguros y Reaseguros, Compañía Aseguradora, S.A., and the economic rights of the foregoing directors thereunder belong to them regardless of whether or not they are active in the Bank at the time of their retirement, death or disability. The contracts of these directors do not provide for any severance payment obligation in the case of termination other than as may be required by law.

The contract with Rodrigo Echenique does not provide for any charge to Banco Santander regarding benefits, without prejudice to the pension rights to which Mr. Echenique was entitled prior to his appointment as executive director.

Finally, the contracts of Ana Botín, José Antonio Álvarez and Juan R. Inciarte include a supplemental benefit scheme for the contingencies of death (surviving spouse and child benefits) and permanent disability of serving directors, which gives the widow/widower and any children under the age of 25 in the case of death, or the director in case of disability, the right to a pension supplemental to that which they would be entitled to receive from social security up to an annual maximum amount equal to his or her respective pensionable bases, as indicated above in relation with the pre-retirement. Income to be received from the employee welfare system described above shall be deducted from the amount of the supplemental benefit, and the supplemental pension could reach zero (but not less than zero).

d) Termination

The contracts are for an indefinite term and do not provide for any severance payment obligation in the case of termination other than as may be required by law.

Notwithstanding the foregoing, if the termination of his contract occurs before January 1, 2018 other than due to his own decision, death or permanent disability or to a serious breach of his obligations, Rodrigo Echenique shall have the right to receive a severance payment in the amount of two times his fixed salary.

In the event of termination of her contract by the Bank, Ana Botín must remain permanently available to the Bank for a period of 4 months to ensure a proper transition, during which period she would receive her fixed salary.

e) Insurance

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

	Insured sum (Thousands of euros)
	2014	2013	Var (%)
Ana Botín	7,500	6,000	25.00%
Matías R Inciarte	5,131	5,131	0.00%
Juan R Inciarte	2,961	2,961	0.00%
Emilio Botín	—	—	—
Javier Marín	2,400	2,400	0.00%
Alfredo Sáenz	—	—

	17,992	16,492	9.10%

Additionally, other directors have life insurance policies the cost of which is borne by the Group, the related insured sum being €1.4 million at December 31, 2014 (2013: €1.4 million).

f) Confidentiality and return of documents

A strict duty of confidentiality is established during the relationship and following termination thereof, pursuant to which executive directors must return to the Bank the documents and items related to their activities that are in their possession.

g) Other terms and conditions

The advance notice periods contained in the contracts with the executive directors are as follows:

Advance notice period	Date of current contract (month/day/year)	By decision of the Bank (months)	By decision of the director (months)
Ana Botín	01/26/2015	(*)	(*)
José Antonio Alvarez	02/23/2015	(*)	(*)
Matías R. Inciarte	12/26/2012	4	4
Rodrigo Echenique	01/26/2015	(*)	(*)
Juan R. Inciarte	12/26/2012	4	4

(*) There is no contractual provision in this regard.

In the other cases, payment clauses in place of pre-notice periods are not contemplated.

Audit Committee, Risk Supervision, Regulation and Compliance Committee, Appointments Committee and Remuneration Committee

An audit committee, a risk supervision, regulation and compliance committee, an appointments committee as well as a remuneration committee operate as part of the board of directors.

Audit Committee

The Bank’s audit committee was created in 1986, with significant progress since that time with respect to both its duties and its operation.

The committee is regulated by articles 53 of the Bylaws and 16 of the Rules and Regulations of the Board. In addition, articles 27 and 35 of its Rules and Regulations contain specific provision regarding certain aspects of its activities. The risk supervision, regulation and compliance committee, created in June 2014, has assumed a portion of the duties until then attributed to the audit committee.

The Rules and Regulations of the Board provide that only non-executive directors can be members of this committee with independent directors (as defined in the Rules and Regulations of the Board) having a majority representation. Nevertheless, we have determined that all of the members of our audit committee meet the independence criteria for foreign private issuers set forth in Rule 10A-3 under the Exchange Act. The committee’s chairman must always be an independent director (as defined in the Rules and Regulations of the Board) and someone who has the necessary knowledge and experience in matters of accounting, auditing or risk management. Currently, the chairman of the audit committee is Juan Miguel Villar-Mir, who our board of directors has determined is an “Audit Committee Financial Expert”, as such term is defined in the SEC’s Form 20-F.

The members of the audit committee are appointed by the board of directors, taking into account the directors’ knowledge, aptitude and experience in the areas of accounting and auditing.

Functions of the audit committee:

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

d) Supervise the internal audit function, and particularly:

(i) Proposing the selection, appointment and withdrawal of the party responsible for internal audit;

(ii) Reviewing the annual working plan for internal audit, for its subsequent review and approval by the board, and the annual activities report;

(iii) Ensuring the independence and effectiveness of the internal audit function;

(iv) Proposing the budget for this service;

(v) Receiving periodic information regarding the activities thereof; and

(vi) Verifying that senior management takes into account the conclusions and recommendations of its reports.

e) Supervise the process for gathering financial information and for the internal control systems. In particular, the audit committee shall:

(i) Supervise the process of preparing and presenting the regulated financial information relating to the Company and the Group, as well as its integrity, reviewing compliance with regulatory requirements, the proper demarcation of group consolidation and the correct application of accounting standards;

(ii) Supervise the effectiveness of the systems for the internal monitoring, reviewing them periodically, so that the principal risks are identified, managed and properly disclosed; and

(iii) Discuss with the external auditor any significant weaknesses detected in the internal control system during the course of the audit.

f) Serve as a channel of communication between the board and the auditor, assess the results of each audit and the response of the management team to its recommendations, and act as a mediator in the event of disagreement between the board and the auditor regarding the principles and standards to be applied in the preparation of the financial statements. Specifically, it shall endeavor to ensure that the statements ultimately drawn up by the board are submitted to the shareholders at the general shareholders’ meeting without any qualifications or reservations in the auditor’s report.

g) Supervise the fulfilment of the audit contract, endeavoring to ensure that the opinion on the annual financial statements and the main contents of the auditor’s report are set forth in a clear and accurate fashion.

h) Ensure the independence of the auditor, by taking notice of those circumstances or issues that might risk such independence and any others related to the development of the auditing procedure, as well as receive information and maintain such communication with the auditor as is provided for in legislation regarding the auditing of financial statements and in technical auditing regulations. And, specifically, verify the percentage represented by the fees paid for any and all reasons of the total income of the audit firm, and the length of service of the partner who leads the audit team in the provision of such services to the Company. The annual report shall set forth the fees paid to the audit firm, including information relating to fees paid for professional services other than audit work.

In any event, the audit committee should receive annually from the external auditor written confirmation of the latter’s independence versus the Company or institutions directly or indirectly linked to the Company, as well as information on any type of additional services provided to such institutions by the aforementioned auditor or by persons or institutions related to the latter, as stipulated in Royal Legislative Decree 1/2011, of July 1, Spain’s Consolidated Audit Act.

Likewise, prior to the issuing of the external auditor’s report, the committee shall issue annually a report expressing an opinion on the independence of the external auditor. In any event, such report should make a statement as to the providing of the additional services referred to in the preceding paragraph.

i) The committee shall ensure that the Company publicly communicates a change of auditor and accompanies such communication with a declaration regarding the possible existence of disagreements with the outgoing auditor and, if any, regarding the content thereof and, in the event of the resignation of the auditor, the committee shall examine the circumstances causing it.

j) Report to the board, in advance of the adoption by it of the corresponding decisions, regarding:

(i) The financial information that the Company must periodically make public, ensuring that such information is prepared in accordance with the same principles and practices applicable to the annual financial statements.

(ii) The creation or acquisition of equity interests in special purpose entities or entities domiciled in countries or territories that are considered to be tax havens.

k) Know and, if applicable, respond to the initiatives, suggestions or complaints put forward or raised by the shareholders regarding the area of authority of this committee and which are submitted to it by the office of the general secretary of the Company. The committee shall also:

(i) Receive, deal with and keep a record of the claims received by the Bank on matters related to the process for gathering financial information, auditing and internal controls.

(ii) Receive on a confidential and anonymous basis possible communications from Group employees who express their concern on possible questionable practices in the areas of accounting or auditing.

l) Receive information from the person responsible for the Company’s taxation matters on the tax policies applied, at least prior to the drawing-up of the annual accounts and the filing of the Corporate Tax return, and where relevant, on the tax consequences of transactions or matters submitted to the board of directors or the executive committee for approval, unless such bodies have been informed directly, in which case this will be reported to the committee at the first subsequent meeting held by it. The audit committee shall transfer the information received to the board of directors.

m) Evaluate, at least one a year, its operation and the quality of its work.

n) Other duties specifically provided for in the Rules and Regulations of the Board.

The 2015 annual general meeting (held on March 27, 2015) passed a resolution amending, among others, article 53 of the Bylaws in order to confer the audit committee additional functions in accordance with Law 31/2014. Such amendments are subject to the authorization of the Bank of Spain, and once they are in force, the Rules and Regulations of the Board will be amended accordingly.

The Group’s 2014 audit committee report is available on the Group’s website, which does not form part of this annual report on Form 20-F, at www.santander.com under the heading “Information for shareholders and investors—corporate governance—committees’ report”.

The following are the current members of the audit committee:

Name	Position

Juan Miguel Villar-Mir	Chairman
Carlos Fernández	Member
Angel Jado	Member
Isabel Tocino	Member

Ignacio Benjumea acts as secretary to the audit committee, but is classified as a non-member.

Risk Supervision, Regulation and Compliance Committee

The risk supervision, regulation and compliance committee of the Bank was created in June 2014, with general powers to support and advise the board of directors on risk supervision and control, on the definition of the Group’s risk policies, on relations with supervisory authorities and on regulation and compliance. The committee is regulated by articles 54 bis of the Bylaws and 17 bis of the Rules and Regulations of the Board. The committee has assumed a portion of the duties previously attributed to the audit committee. Article 54 bis will be renumbered as article 54 ter following the entry into force of the Bylaws amendments passed at the 2015 annual general meeting, which are subject to the authorization of the Bank of Spain.

The Rules and Regulations of the Board state that the members of this committee must all be non-executive directors with independent directors having a majority representation including an independent director as chairman.

The members of the risk supervision, regulation and compliance committee are appointed by the board of directors taking into account the directors knowledge, aptitude and experience and the duties of the committee.

Functions of the risk supervision, regulation and compliance committee:

a) Support and advice to the board in defining and assessing risk policies affecting the Group, and in determining the risk appetite and risk strategy.

The Group’s risk policies shall include:

i. The identification of the various types of risk (operational, technological, financial, legal and reputational, among others) that the Group faces, including, among financial and economic risks, contingent liabilities and others which are off-balance sheet;

ii. The setting of the risk appetite that the Group deems acceptable;

iii. The planned measures to mitigate the impact of identified risks, in the event that they materialize; and

iv. The information and internal monitoring systems that will be used to monitor and manage such risks.

b) Assisting the board in monitoring the implementation of the risk strategy.

c) Systematically review exposure to principal customers, economic sectors of activity, geographic areas and risk types.

d) Know and assess the management tools, improvement initiatives, evolution of projects and any other relevant activity relating to the control of risks, including the policy on internal risk models and the internal validation thereof.

e) Support and advice to the board regarding supervisors and regulators in the different countries where the Group operates.

f) Supervise the observance of the general code of conduct, the manuals and procedures for the prevention of money laundering and financing of terrorism and, in general, the rules of governance and compliance program in effect in the Group, and make such proposals as are deemed necessary for the improvement thereof. In particular, the committee shall have the duty to receive information and, if applicable, issue a report on disciplinary measures to be imposed upon members of senior management.

g) Supervision of the Group’s policy and governance and compliance rules and, in particular, of the adoption of actions and measures that result from the reports issued or the inspection proceedings carried out by the administrative authorities of supervision and control.

h) Tracking and evaluation of policy proposals and regulatory changes that may be applicable, and possible consequences for the Group.

i) Report on any proposed amendments to the Rules and Regulations of the Board prior to the approval thereof by the board of directors.

The Group’s 2014 risk supervision, regulation and compliance committee report is available on the Group’s website, which does not form part of this annual report on Form 20-F, at www.santander.com under the heading “Information for shareholders and investors—corporate governance—committees’ report”.

The following are the current members of the risk supervision, regulation and compliance committee:

Name	Position

Bruce Carnegie-Brown	Chairman
Guillermo de la Dehesa	Member

Angel Jado	Member
Sheila C. Bair	Member
Carlos Fernández	Member
Isabel Tocino	Member
Juan Miguel Villar-Mir	Member

Ignacio Benjumea acts as secretary to the risk supervision, regulation and compliance committee, but is classified as a non-member.

Appointments Committee

Under the provisions of article 54.1 of the Bylaws and article 17.10 of the Rules and Regulations of the Board, at its meeting of October 23, 2014, the board of directors resolved to separate the appointments and remuneration committee into two committees. The appointments committee assumed the duties relating to appointments contained in article 17.4 of the Rules and Regulations of the Board, and the remuneration committee assumed those included in article 17.5 of the Rules and Regulations of the Board, as well as, in both cases, any other duties corresponding thereto under applicable law. The 2015 annual general meeting passed a resolution amending the articles of association (which is subject to the authorization of the Bank of Spain) whereby the appointments and remuneration committees are regulated separately in articles 54 and 54 bis of the Bylaws. Once such amendments become effective, the Rules and Regulations of the Board will be amended accordingly.

The members of the appointments committee are appointed by the board of directors, taking into account the directors’ knowledge, aptitudes and experience and the goals of the committee.

Functions of the appointments committee:

The appointments committee shall have the following duties, and any other provided for in applicable law:

(a) Propose and review the internal criteria and procedures to be followed in order to determine the composition of the board and select those persons who will be proposed to serve as directors, as well as for the continuous evaluation of directors, reporting on such continuous evaluation. In particular, the appointments and remuneration committee:

(i) Shall establish the knowledge and experience necessary for directors, likewise assessing the time and dedication required for appropriately carrying out the position.

(ii) Shall consider potential candidates to fill any vacancies that the directors, where applicable, may propose.

(b) Prepare, by following standards of objectiveness and conformance to the corporate interests, the proposals for appointment, re-election and ratification of directors provided for in section 2 of article 21 of the Rules and Regulations of the Board, as well as the proposals for appointment of the members of each of the committees of the board of directors. Likewise, it shall prepare the proposals for the appointment of positions on the board of directors and its committees.

(c) Annually verify the classification of each director (as executive, proprietary, independent or other) for the purpose of their confirmation or review at the ordinary general shareholders’ meeting and in the annual corporate governance report.

(d) Report on proposals for appointment or withdrawal of the secretary of the board, prior to submission thereof to the board.

(e) Propose and review the internal criteria and procedures for the selection and continuous evaluation of senior executive vice presidents or similar officers and other employees responsible for internal control functions or who hold key positions for the daily carrying-out of banking activity, and to report on their appointment and removal from office and their continuous evaluation.

(f) Ensure compliance by the directors with the duties prescribed in article 30 of the Rules and Regulations of the Board, prepare the reports provided for herein and receive information, and, if applicable, prepare a report on the measures to be adopted with respect to the directors in the event of non-compliance with the abovementioned duties or with the code of conduct of the Group in the securities markets.

(g) Examine the information sent by the directors regarding their other professional obligations and assess whether such obligations might interfere with the dedication required of directors for the effective performance of their work.

(h) Evaluate, at least once a year, its operation and the quality of its work.

(i) Report on the process of evaluation of the board and of the members thereof.

(j) Examine or organize the succession of both the chairman of the board and the chief executive officer and, if appropriate, make proposals to the board of directors in order for that such succession to occur in an orderly and planned way according to the provisions of article 24 of the Rules and Regulations of the Board.

(k) And the others specifically provided for in the Rules and Regulations of the Board.

The Group’s 2014 appointments committee report is available on the Group’s website, which does not form part of this annual report on Form 20-F, at www.santander.com under the heading “Information for shareholders and investors—Corporate governance—Committees report”.

The following are the members of the appointments committee:

Name	Position

Bruce Carnegie-Brown	Chairman
Guillermo de la Dehesa	Member
Sol Daurella	Member
Carlos Fernández	Member
Angel Jado	Member

Ignacio Benjumea acts as secretary to the appointments and remuneration committee but is classified as a non-member.

Remuneration Committee

Under the provisions of article 54.1 of the Bylaws and article 17.10 of the Rules and Regulations of the Board, at its meeting of October 23, 2014, the board of directors resolved to separate the appointments and remuneration committee into two committees. The appointments committee assumed the duties relating to appointments contained in article 17.4 of the Rules and Regulations of the Board, and the remuneration committee assumed those included in article 17.5 of the Rules and Regulations of the Board, as well as, in both cases, any other duties corresponding thereto under applicable law.

The members of the remuneration committee are appointed by the board of directors, taking into account the directors’ knowledge, aptitude and experience and the goals of the committee.

Functions of the remuneration committee:

The remuneration committee shall have the following functions and any other provided for in applicable law:

(a) Propose to the board:

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

(vi) The remuneration of those other officers who, while not members of senior management, receive significant compensation, particularly variable compensation, and whose activities may have a significant impact on the assumption of risk by the Group.

(b) Ensure compliance with the policy established by the Group for compensation of the directors and the members of senior management.

(c) Periodically review the compensation programs, assessing the appropriateness and yield thereof and endeavoring to ensure that the compensation of directors shall conform to standards of moderation and correspondence to the earnings of the Group.

(d) Ensure the transparency of such compensation and the inclusion in the annual report and in the annual corporate governance report of information regarding the compensation of directors and, for such purposes, submit to the board any and all information that may be appropriate.

(e) And others specifically provided for in the Rules and Regulations of the Board.

The Group’ s 2014 remuneration committee report is available on the Group’ s website, which does not form part of this annual report on Form 20-F, at www.santander.com under the heading “Information for shareholders and investors—Corporate governance—Committees report.”

The following are the members of the remuneration committee:

Name	Position

Bruce Carnegie-Brown	Chairman
Guillermo de la Dehesa	Member
Sol Daurella	Member
Isabel Tocino	Member
Angel Jado	Member

Ignacio Benjumea acts as secretary to the remuneration committee but is classified as a non-member.

D. Employees

As of December 31, 2014, we had 185,405 employees (as compared to 182,958 in 2013 and 186,763 in 2012) of which 30,153 were employed in Spain (as compared to 32,208 in 2013 and 34,862 in 2012) and 155,252 were employed outside Spain (as compared to 150,750 in 2013 and 151,901 in 2012). The terms and conditions of employment in the non-government-owned banks in Spain are negotiated on an industry-wide basis with the trade unions. This process has historically produced collective agreements binding on all the non-government-owned banks and their employees. The 2011-2014 agreement expired in December 2014 and the new agreement has not been signed as of the date of this annual report. The terms and conditions of employment in many of our subsidiaries outside Spain (including in Argentina, Portugal, Italy, Uruguay, Puerto Rico, Chile, Mexico, Germany, the U.K., Brazil and Poland) are negotiated either directly or indirectly (on an industry-wide basis) with the trade unions.

The table below shows our employees by geographic area:

	Number of employees
	2014	2013	2012
SPAIN	30,153	32,208	34,862

LATIN AMERICA	84,086	84,555	88,044
Argentina	7,319	6,945	6,818
Brazil	46,281	49,187	53,543
Chile	12,087	12,217	12,336
Colombia	55	40	—
Mexico	16,991	14,819	14,068
Peru	128	127	66
Uruguay	1,220	1,220	1,209
Venezuela	—	—	4

EUROPE	54,515	54,456	52,209
Austria	389	423	360
Germany	5,339	5,491	5,628
Belgium	16	22	22
Finland	148	140	146
France	48	52	48
Hungary	44	48	37
Ireland	36	34	21
Italy	747	737	840
Norway	593	557	493
Poland	15,363	15,689	12,625
Portugal	5,829	6,029	6,105
Switzerland	148	148	159
The Netherlands	339	363	360
Sweden	767	—	—
United Kingdom	24,709	24,723	25,365

USA	16,398	11,542	11,460

ASIA	189	154	144
Hong Kong	110	93	89
China	71	45	38
Japan	5	5	6
Others	3	11	11

OTHERS	64	43	44
Bahamas	43	24	24
Others	21	19	20

Total	185,405	182,958	186,763

In those cases where an employee is working from one country but is technically employed by a Group company located in a different country, we designate that employee as working from his/her country of residence.

The table below shows our employees by type of business:

	Number of employees
	2014	2013	2012
Retail Banking	173,670	170,971	174,764
Private Banking, Asset Management and Insurance	1,131	1,795	1,881
Global Wholesale Banking	7,481	7,165	7,027
Corporate Activities	2,633	2,398	2,374
Spain’s Real Estate Run-Off	490	629	717

Total	185,405	182,958	186,763

As of December 31, 2014, we had 7,160 temporary employees (as compared to 6,274 as of December 31, 2013 and 6,875 as of December 31, 2012). In 2014, the average number of temporary employees working for the Group was 6,767 employees.

E. Share ownership

As of April 15, 2015, the direct, indirect and represented holdings of our current directors were as follows:

Directors	Direct Stake	Indirect stake	Represented stake	Total shares	% of Capital stock
Ana P. Botín (1)(3)	213,082	17,334,286	—	17,547,368	0.125%
Bruce Carnegie-Brown	2	—	—	2	0.000%
Matías R. Inciarte (2)	1,327,138	120,966	204,742	1,652,846	0.012%
Guillermo de la Dehesa	139	—	—	139	0.000%
Rodrigo Echenique	658,758	13,594	—	672,352	0.005%
José Antonio Álvarez	425,458	—	1,240	426,698	0.003%
Sheila C. Bair	1,476	—	—	1,476	0.000%
Javier Botín (1)(3)	4,793,481	51,571,602	—	56,365,083	0.401%
Sol Daurella	920	270,370	—	271,290	0.002%
Carlos Fernández	15,434,451	—	—	15,434,451	0.110%
Esther Giménez-Salinas	5,181	—	—	5,181	0.000%
Ángel Jado	2,050,000	5,100,000	—	7,150,000	0.051%
Juan R. Inciarte	1,673,175	—	—	1,673,175	0.012%
Isabel Tocino	166,888	—	—	166,888	0.001%
Juan Miguel Villar-Mir	1,150	—	—	1,150	0.000%

Total shares	26,751,299	74,410,818	205,982	101,368,099	0.721%

(1)	Javier Botín has the right to vote, at the general shareholders’ meeting, 76,776,412 shares owned by the Botín Foundation (0.546% of the share capital), 6,128,787 shares owned by Nueva Azil, S.L. and Latimer Inversiones, S.L. (0.044% of the share capital); 8,636,449 shares owned by Carmen Botín (0.061% of the share capital); 7,835,293 shares owned by Paloma Botín (0.056% of the share capital); 16,873,709 shares owned by Emilio Botín O. (0.120% of the share capital); and 602,532 of the estate of Mr. Emilio Botín (0.004% of the share capital). Additionally, Javier Botín has the right to vote 17,547,368 shares owned by Ana Botín (0.125% of the share capital).
(2)	Matías R. Inciarte has the right to vote 204,742 shares owned by two of his children.
(3)	Javier Botín is a proprietary non-executive director because on the board of directors he represents the aggregate interests owned by the Botín Foundation, Bafimar, S.L., Cronje, S.L., Puente de San Miguel, S.L.U., Inversiones Zulú, S.L., Latimer Inversiones, S.L., Nueva Azil, S.L., Agropecuaria El Castaño, S.L.U., Bright Sky 2012, S.L., Ana Botín, Carmen Botín, Paloma Botín, Emilio Botin O., Jorge Botín, Javier Botín R., Marta Botín, the estate of Mr. Emilio Botín and his own interest.

Santander’s capital is comprised of only one class of shares, all of which are ordinary and have the same rights.

As of April 15, 2015, our current executive officers (not directors) referred to above under Section A of this Item 6 as a group beneficially owned, directly or indirectly, 6,444,500 ordinary shares, or 0.046% of our issued and outstanding share capital as of that date. No individual executive officer beneficially owns, directly or indirectly, one percent or more of the outstanding share capital as of that date.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders

As of December 31, 2014, to our knowledge no person beneficially owned, directly or indirectly, 5% or more of our shares.

As of December 31, 2014 a total of 1,798,626,636 shares, or 14.29% of our share capital, were held by 1,279 registered holders with registered addresses in the United States and Puerto Rico, including JPMorgan Chase, as depositary of our American Depositary Share Program. These ADSs were held by 18,228 record holders. Since certain of such shares and ADSs are held by nominees, the foregoing figures are not representative of the number of beneficial holders. Our directors and executive officers did not own any ADSs as of December 31, 2014.

To our knowledge, we are not controlled directly or indirectly, by any other corporation, government or any other natural or legal person. We do not know of any arrangements which would result in a change in our control. The Bylaws of Banco Santander provide for only one class of shares (ordinary shares), granting all holders thereof the same rights.

Shareholders’ agreements

In February 2006, three of our directors at that time, together with other shareholders of the Bank, entered into a shareholders’ agreement that was notified to the Bank and to the CNMV. Two of our directors are parties to this agreement as of the date of this annual report. The document witnessing the aforementioned agreement was filed at both the CNMV Registry and the Cantabria Mercantile Registry.

The agreement, which was signed by Emilio Botín, Ana Botín, Emilio Botín O’Shea, Javier Botín, Simancas, S.A., Puente San Miguel, S.A. Puentepumar, S.L., Latimer Inversiones, S.L. and Cronje, S.L. Unipersonal, provides for the syndication of the Bank shares held by the signatories to the agreement or whose voting rights have been granted to them.

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

At any given time, the chair of the syndicate is the person then presiding over the Fundación Botín, currently Javier Botín.

The members of the syndicate undertake to syndicate and pool the voting and other political rights attaching to the syndicated shares, so that these rights may be exercised, and, in general, the syndicate members may act towards the Bank, in a concerted manner, in accordance with the instructions and indications and with the voting criteria and orientation, necessarily unitary, issued by the syndicate. For this purpose, the representation of these shares is attributed to the chair of the syndicate as the common representative of its members.

Except for transactions carried out in favor of other members of the syndicate or in favor of the Fundación Botín, prior authorization must be granted from the syndicate meeting, which may freely approve or refuse permission for the planned transfer.

Banco Santander informed the CNMV on August 3 and November 19, 2012, by means of material fact filings, that it had been officially notified of amendments to this shareholder agreement in respect of the persons subscribing to it.

On October 17, 2013, the Bank filed a significant event with the CNMV updating the holders and distribution of the shares in the syndication to reflect the business reorganization of one of the pact members.

Finally, Banco Santander filed a significant event with the CNMV on October 3, 2014 updating the holders and the distribution of the shares in the syndication, and changing the chair of the syndicate to Javier Botín, present chair of the Fundación Botín, completing this information through a significant event filed on February 6, 2015.

At the date of execution of the agreement, the syndicate comprised a total of 44,396,513 shares of the Bank (0.353% of its share capital at year-end 2014). In addition, as established in clause one of the shareholders’ agreement, the syndication extends, solely with respect to the exercise of the voting rights, to other Bank shares held either directly or indirectly by the signatories, or whose voting rights are assigned to them, in the future. Accordingly, at December 31, 2014, a further 35,100,696 shares (0.279% of share capital) were also included in the syndicate.

Details of the shares currently covered by the syndication are as follows:

Shares covered by the shareholders’ agreement

As of April 15, 2015, the agreement encompassed a total of 73,912,451 Bank shares (0.526% of its share capital), broken down as follows:

Parties to the shareholder agreement	No. of shares syndicated	% of total share capital
Estate of Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	602,532	0.004%
Ms. Ana Botín-Sanz de Sautuola O’Shea[1]	8,209,707	0.058%
Mr. Emilio Botín-Sanz de Sautuola O’Shea[2]	16,873,709	0.120%
Mr. Francisco Javier Botín-Sanz de Sautuola O’Shea [3]	16,288,313	0.116%
Ms. Paloma Botín-Sanz de Sautuola O’Shea [4]	7,835,293	0.056%
Ms. Carmen Botín-Sanz de Sautuola O’Shea	8,636,449	0.061%
PUENTEPUMAR, S.L.	—	—
LATIMER INVERSIONES, S.L. [5]	553,508	0.004%
CRONJE, S.L., Unipersonal	9,337,661	0.066%
NUEVA AZIL, S.L.	5,575,279	0.040%
Total	73,912,451	0.526%

(4)	7,996,625 shares of Banco Santander S.A. held indirectly through Bafimar, S.L.
(5)	7,800,332 shares of Banco Santander S.A. held indirectly through Puente San Miguel, S.L.U.
(6)	4,652,747 shares of Banco Santander S.A. held indirectly through Inversiones Zulú, S.L. and 6,794,391 shares indirectly through Agropecuaria El Castaño, S.L.U.
(7)	6,628,291 shares of Banco Santander S.A. held indirectly through Bright Sky 2012, S.L.
(8)	Bare ownership (ownership without usufruct) of 553,508 shares corresponds to Fundación Botín, but the voting rights are assigned to Latimer Inversiones, S.L. as their beneficial owner.

In all other respects, the agreement remains unchanged.

The aforementioned significant filings can be found on the Group’s website (www.santander.com).

B. Related party transactions

Loans made to members of our board of directors and to our executive officers

The Group’s direct risk exposure to the Bank’s directors and the guarantees provided for them are detailed below.

	Thousands of euros
	2014			2013
	Loans and advances	Guarantees	Total	Loans and credits	Guarantees	Total
Matías R.Inciarte	8	—	8	17	—	17
Juan R.Inciarte	4,182	—	4,182	4,734	—	4,734
Rodrigo Echenique	317	—	317	650	—	650
Javier Botín	18	—	18	22	—	22
Ángel Jado	1	—	1	7	—	7
Isabel Tocino	7	—	7	20	—	20
Vittorio Corbo	—	—	—	4	—	4
Javier Marín	723	—	723	707	—	707

	5,255	—	5,255	6,161	—	6,161

Additionally, the total amount of loans and credits made by us to our executive officers who are not directors, as of December 31, 2014 amounted to €25 million (see note 53 to our consolidated financial statements).

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

As of December 31, 2014 our loans and credits to associated and jointly controlled entities, amounted to €6,202 million. Those loans and credits represented 0.84% of our total net loans and credits and 7.68% of our total stockholders’ equity as of December 31, 2014.

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

i. Tax-related litigation

As of the date of this report, the main tax-related proceedings concerning the Group were as follows:

•	Legal actions filed by Banco Santander (Brasil) S.A. and certain Group companies in Brazil challenging the increase in the rate of Brazilian social contribution tax on net income from 9% to 15% stipulated by Interim Measure 413/2008, ratified by Law 11,727/2008, a provision having been recognized for the amount of the estimated loss.

•	Legal actions filed by certain Group companies in Brazil claiming their right to pay the Brazilian social contribution tax on net income at a rate of 8% and 10% from 1994 to 1998. No provision was recognized in connection with the amount considered to be a contingent liability.

•	Legal actions filed by Banco Santander Brasil, S.A. (currently Banco Santander (Brasil), S.A.) and other Group entities claiming their right to pay the Brazilian PIS and COFINS social contributions only on the income from the provision of services. In the case of Banco Santander Brasil, S.A., the legal action was declared unwarranted and an appeal was filed at the Federal Regional Court. In September 2007 the Federal Regional Court found in favor of Banco Santander Brasil, S.A., but the Brazilian authorities appealed against the judgment at the Federal Supreme Court. On April 23, 2015, the Federal Supreme Court published its decision holding that it will review the appeal related to PIS and declining to hear the appeal related to COFINS. The Federal Supreme Court’s decision on the PIS appeal is still pending judgment and its decline of the appeal related to COFINS is subject to further appeal. In the case of Banco ABN AMRO Real S.A. (currently Banco Santander (Brasil), S.A.), in March 2007 the court found in its favor, but the Brazilian authorities appealed against the judgment at the Federal Regional Court, which handed down a decision partly upholding the appeal in September 2009. Banco Santander (Brasil), S.A. filed an appeal at the Federal Supreme Court. Law 12,865/2013 established a program of payments or deferrals of certain tax and social security debts, under which any entities that availed themselves of the program and withdrew the legal actions brought by them were exempted from paying late-payment interest. In November 2013 Banco Santander (Brasil) S.A. partially availed itself of this program but only with respect to the legal actions brought by the former Banco ABN AMRO Real S.A. in relation to the period from September 2006 to April 2009, and with respect to other minor actions brought by other entities in its Group. However, the legal actions brought by Banco Santander (Brasil), S.A. and those of Banco ABN AMRO Real S.A. relating to the periods prior to September 2006, for which the estimated loss was provided for, subsist and are pending judgment.

•	Banco Santander (Brasil), S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (IRPJ and CSLL) on the ground that the relevant requirements under the applicable legislation were not met. No provision was recognized in connection with the amount considered to be a contingent liability.

•	Banco Santander (Brasil), S.A. and other Group companies in Brazil are involved in several administrative and legal proceedings against various municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services. No provision was recognized in connection with the amount considered to be a contingent liability.

•	In addition, Banco Santander (Brasil), S.A. and other Group companies in Brazil are involved in several administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. No provision was recognized in connection with the amount considered to be a contingent liability.

•

In December 2008 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil), S.A. in relation to income tax (IRPJ and CSLL) for 2002 to 2004. The tax authorities took the view that Banco Santander (Brasil), S.A. did not meet the necessary legal requirements to be able to deduct the goodwill arising on the acquisition of Banespa (currently Banco Santander (Brasil), S.A.). Banco Santander (Brasil) S.A. filed an appeal against the infringement notice at Conselho Administrativo de Recursos Fiscais (CARF), which on October 21, 2011 unanimously decided to render the infringement notice null and void. The tax authorities have filed an appeal against this decision at a higher administrative level (High Chamber of Tax Appeal). In June 2010 the Brazilian tax authorities issued infringement notices in relation to this same matter for 2005 to 2007. Banco Santander (Brasil), S.A. filed an appeal against these procedures at CARF, which was partially upheld on October 8, 2013. This decision has been appealed at the higher instance of CARF. In December 2013 the Brazilian tax authorities issued the infringement notice relating to 2008, the last year for amortization of the goodwill. This infringement notice was appealed by Banco Santander (Brasil), S.A. in the Federal Tax Office, and the Bank had a favorable decision, which has been appealed at CARF by the tax authorities Based on the advice of its external legal counsel and in view of the first decision by CARF, the Group considers that the stance taken by the Brazilian tax authorities is incorrect, that there are sound defense arguments to appeal against the infringement notices and that, accordingly, the risk of incurring a loss is remote. Consequently, no provisions have been recognized in connection with these proceedings because this matter should not affect the consolidated financial statements.

•	In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios Ltda. (DTVM) and Banco Santander Brasil, S.A. (currently Banco Santander (Brasil), S.A.) in relation to the Provisional Tax on Financial Movements (CPMF) with respect to certain transactions carried out by DTVM in the management of its customers’ funds and for the clearing services provided by Banco Santander Brasil, S.A. to DTVM in 2000, 2001 and the first two months of 2002. Both entities filed an appeal against the infringement notices at CARF, with DTVM obtaining a favorable decision and Banco Santander (Brasil) S.A. an unfavorable decision. Both decisions were appealed by the losing parties at the Higher Chamber of CARF, and the appeal relating to Banco Santander (Brasil) S.A. is pending a decision. With respect to DTVM, on August 24, 2012, it was notified of a decision overturning the previous favorable judgment and lodged an appeal at the Higher Chamber of CARF on August 29, 2012. In the opinion of its legal advisors, the Group considers that the tax treatment applied in these transactions was correct. No provision was recognized in the consolidated financial statements in relation to this litigation as it was considered a contingent liability.

•	In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros, S.A. (currently Zurich Santander Brasil Seguros e Previdencia S.A.), as the successor by merger to ABN AMRO Brazil Dois Participações, S.A., in relation to income tax (IRPJ and CSL) for 2005. The tax authorities questioned the tax treatment applied to a sale of shares of Real Seguros, S.A. made in that year. The bank filed an appeal against this infringement notice which was upheld in part by CARF, the Federal Union having filed a special appeal. As the former parent of Santander Seguros, S.A. (Brasil), Banco Santander (Brasil) S.A. is liable in the event of any adverse outcome of this proceeding. No provision was recognized in connection with this proceeding as it was considered to be a contingent liability.

•	Also, in December 2010, the Brazilian tax authorities issued infringement notices against Banco Santander (Brasil), S.A. in connection with income tax (IRPJ and CSLL), questioning the tax treatment applied to the economic compensation received under the contractual guarantees provided by the sellers of the former Banco Meridional. The bank filed an appeal for reconsideration against this infringement notice. On November 23, 2011, CARF unanimously decided to render null and void an infringement notice relating to 2002 with regard to the same matter, and the decision was declared final in February 2012. The proceedings relating to the 2003 to 2006 fiscal years are still in progress although, based on the advice of its external legal counsel, the Group considers that the risk of incurring a loss is remote.

•	In June 2013, the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil), S.A. as the party liable for tax on the capital gain allegedly obtained in Brazil by Sterrebeeck B.V., an entity not resident in Brazil, as a result of the “incorporação de ações” (merger of shares) transaction carried out in August 2008. As a result of the aforementioned transaction, Banco Santander (Brasil), S.A. acquired all of the shares of Banco ABN AMRO Real, S.A. and ABN AMRO Brasil Dois Participações, S.A. through the delivery to these entities’ shareholders of newly issued shares of Banco Santander (Brasil), S.A., issued in a capital increase carried out for that purpose. The Brazilian tax authorities take the view that in the aforementioned transaction Sterrebeeck B.V. obtained income subject to tax in Brazil consisting of the difference between the issue value of the shares of Banco Santander (Brasil), S.A. that were received and the acquisition cost of the shares delivered in the exchange. In December 2014 the Group filed an appeal against the infringement notice at CARF after the appeal for reconsideration lodged at the Federal Tax Office was dismissed. Based on the advice of its external legal counsel, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defense arguments to appeal against the infringement notice. Accordingly, the risk of incurring a loss is remote. Consequently, the Group has not recognized any provisions in connection with these proceedings because this matter should not affect the consolidated financial statements.

•

In November 2014 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil), S.A. in relation to income tax (IRPJ and CSLL) for 2009 questioning legitimacy of deducting the amortization of the goodwill of Banco ABN AMRO Real S.A., which took place prior to the absorption of this bank by Banco Santander (Brasil), S.A., but accepting the amortization performed prior to the merger.

On the advice of its external legal counsel, Banco Santander (Brasil), S.A. has filed an appeal against this decision at the Federal Tax Office. No provision was recognized in connection with this proceeding as it was considered to be a contingent liability. Banco Santander (Brasil), S.A. has also appealed against infringement notices issued by the tax authorities questioning the tax deductibility of the amortization of the goodwill arising on the acquisition of Banco Sudameris. No provision has been recognized related to this matter as it is considered to be a contingent liability.

•	Legal action brought by Sovereign Bancorp, Inc. (currently Santander Holdings USA, Inc.) claiming its right to take a foreign tax credit in connection with taxes paid outside the United States in fiscal years 2003 to 2005 in relation to financing transactions carried out with an international bank. Santander Holdings USA Inc. considers that, in accordance with applicable tax legislation, it is entitled to recognize the aforementioned tax credits as well as the related issuance and financing costs. In addition, if the outcome of this legal action is favorable to the interests of Santander Holdings USA, Inc., the amounts paid over by the entity in relation to this matter with respect to 2006 and 2007 would have to be refunded. In 2013 the U.S. courts found against two taxpayers in cases with a similar structure. In the case of Santander Holdings USA, Inc. the proceeding was scheduled for October 7, 2013, although it was adjourned indefinitely when the judge found in favor of Santander Holdings USA, Inc. with respect to one of the main grounds of the case. Santander Holdings USA, Inc. expects the judge to rule on whether his previous decision will result in the proceedings being stayed in the case or whether other matters need to be analyzed before a final decision may be handed down. If the decision is favorable to Santander Holdings USA, Inc.’s interests, the U.S. government has stated its intention to appeal. The estimated loss relating to this proceeding was provided for.

•	The Santander UK group has proactively engaged with HM Revenue & Customs to resolve a number of outstanding legacy tax matters. It has not however been possible to satisfactorily resolve all of these matters and as a result litigation proceedings have commenced in relation to a small number of remaining issues. All of these items relate to periods prior to Santander UK’s adoption of the Code of Practice on Taxation for Banks in 2010. A provision for the full amount of tax in dispute has been made through the tax charge in previous years.

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

Payment protection insurance is a U.K. insurance product offering payment protection on unsecured personal loans (and credit cards). The product was sold by all U.K. banks. The mis-selling issues are predominantly related to business written before 2009. The nature and profitability of the product has changed materially since 2008.

On July 1, 2008, the U.K. Financial Ombudsman Service (“FOS”) referred concerns regarding the handling of PPI complaints to the U.K. Financial Services Authority (“FSA”). On September 29, 2009 and March 9, 2010, the FSA issued consultation papers on PPI complaints handling as an issue of wider implication. The FSA published its Policy Statement on August 10, 2010, setting out the evidence and guidance on the fair assessment of a complaint and the calculation of redress, as well as a requirement for firms to reassess historically rejected complaints which had to be implemented by December 1, 2010.

On October 8, 2010, the British Bankers’ Association (“BBA”), the principal trade association for the U.K. banking and financial services sector, filed on behalf of certain financial institutions (which did not include Santander UK plc) an application for permission to seek judicial review against the FSA and the FOS. The BBA sought an order quashing the FSA Policy Statement and an order quashing the decision of the FOS to determine PPI sales in accordance with the guidance published on its website in November 2008. The judicial review was heard in the courts in January 2011 and on April 20, 2011 judgment was handed down by the High Court dismissing the proceeding brought by the BBA.

Santander UK did not participate in the legal action undertaken by other U.K. banks and had been consistently making provisions and settling claims with regards to PPI complaints liabilities.

The following table shows information on the total claims received up to December 31, 2014 and the resolution thereof:

(number of claims, in thousands)
	2014	2013	2012
Claims outstanding at the beginning of the period	14	31	1
Claims received (1)	246	363	437
Claims rejected as being invalid(2)	(194)	(298)	(258)
Resolved claims	(46)	(82)	(149)

Claims outstanding at the end of the period	19	14	31

(1)	Includes rejected claims relating to customers that had never purchased payment protection insurance from Santander UK.
(2)	Customers are entitled to appeal to the Financial Ombudsman Service (FOS) if their claims are rejected. The FOS may uphold or reject an appeal and if an appeal is upheld, Santander UK is required to compensate the customer. The table shows the result of appeals relating to paid or rejected claims.

At December 31, 2014, the provision recognized in connection with the claims above totaled GBP 129 million.

In 2014, the number of claims received declined compared to previous years but it is expected that claims will continue to be received for a longer period than initially envisaged and, accordingly the provisions have been increased by GBP 95 million. The monthly cost associated with these claims fell to GBP 11 million compared to a monthly average of GBP 18 million in 2013 and of GBP 26 million in 2012. The percentage of claims rejected as being invalid continues to be high.

The provision recognized at the end of 2014 represents the best estimate by Group management, taking into account the opinion of its advisers and of the costs to be incurred in relation to any compensation that may result from the redress measures associated with the sales of payment protection insurance (PPI) in the UK. The provision was calculated on the basis of the following key assumptions resulting from judgments made by management:

•	Volume of claims- estimated number of claims;

•	Percentage of claims lost- estimated percentage of claims that are or will be in the customers’ favor; and

•	Average cost-estimated payment to be made to customers, including compensation for direct loss plus interest.

These assumptions were based on the following information:

•	A complete analysis of the causes of the claim, the probability of success, as well as the possibility that this probability could change in the future;

•	Activity recorded with respect to the number of claims received;

•	Level of compensation paid to customers, together with a projection of the probability that this level could change in the future;

•	Impact on the level of claims in the event of proactive initiatives carried out by the Group through direct contact with customers; and

•	Impact of the media coverage.

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

In addition, as part of the insolvency proceeding of Delforca 2008, S.A., Banco Santander, S.A. notified its claim against the insolvent party with a view to having the claim recognized as a contingent ordinary claim without specified amount. However, the insolvency manager opted to exclude Banco Santander, S.A.’s claim from the provisional list of creditors and, accordingly, Banco Santander, S.A. filed an ancillary claim, which was dismissed by a Court decision on February 17, 2015. Banco Santander, S.A. has duly contested the decision with a view to lodging a future appeal.

As part of the same insolvency proceeding, Delforca 2008, S.A. has filed another ancillary claim requesting the termination of the arbitration agreement included in the framework financial transactions agreement entered into by that party and Banco Santander, S.A. in 1998, as well as the termination of the obligation that allegedly binds the insolvent party to the High Council of Chambers of Commerce (Spanish Arbitration Court). This claim has been upheld in full by the Court. Banco Santander, S.A. has contested the judgment with a view to lodging a future appeal.

On December 30, 2013, Banco Santander filed a complaint requesting the termination of the insolvency proceeding of Delforca 2008, S.A. due to supervening disappearance of the alleged insolvency of the company. The complaint was dismissed by the decision of June 30, 2014 against which the Bank proceeded to prepare a challenge with a view to filing a future appeal.

In addition, in April 2009 Mobiliaria Monesa, S.A. (parent of Delforca 2008, S.A.) filed a claim against Banco Santander, S.A. at Santander Court of First Instance no. 5, claiming damages which it says it incurred as a result of the (in its opinion) unwarranted claim filed by the Bank against its subsidiary, reproducing the same objections as Delforca 2008, S.A. This proceeding has currently been stayed on preliminary civil ruling grounds, against which Mobilaria Monesa, S.A. filed an appeal which was dismissed by the Cantabria Provincial Appellate Court in a judgment dated January 16, 2014.

Lastly, on April 11, 2012, Banco Santander, S.A. was notified of the claim filed by Delforca 2008, S.A., heard by Madrid Court of First Instance no. 21, in which it sought indemnification for the damage and losses it alleges it incurred due to the (in its opinion) unwarranted claim by the Bank. Delforca 2008, S.A. made the request in a counterclaim filed in the arbitration proceeding that concluded with the annulled award, putting the figure at up to €218 million. The aforementioned Court has dismissed the motion for declinatory exception proposed by Banco Santander, S.A. as the matter has been referred for arbitration. This decision was upheld in an appeal at the Madrid Provincial Appellate Court in a judgment dated May 27, 2014. The Group considers that the risk of loss arising as a result of these matters is remote and, accordingly, it has not recognized any provisions in connection with these proceedings.

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

•	“Planos economicos”: Like the rest of the banking system, Santander Brazil has been the subject of claims from customers, mostly depositors, and of class actions brought for a common reason, arising from a series of legislative changes relating to the calculation of inflation (“planos economicos”). The claimants considered that their vested rights had been impaired due to the immediate application of these adjustments. In April 2010, the High Court of Justice (“STJ”) set the limitation period for these class actions at five years, as claimed by the banks, rather than twenty years, as sought by the claimants, which will probably significantly reduce the number of actions brought and the amounts claimed in this connection. As regards the substance of the matter, the decisions issued to date have been adverse for the banks, although two proceedings have been brought at the STJ and the Supreme Federal Court (“STF”) with which the matter is expected to be definitively settled. In August 2010, STJ handed down a decision finding for the plaintiffs in terms of substance, but excluding one of the “planos” from the claim, thereby reducing the amount thereof, and once again confirming the five-year statute of limitations period. Shortly thereafter, the STF issued an injunctive relief order whereby the proceedings in progress were stayed until this court issues a final decision on the matter.

•	Proceeding under Criminal Procedure Law (case no. 1043/2009) conducted at Madrid Court of First Instance no. 26, following a claim brought by Banco Occidental de Descuento, Banco Universal, C.A. against the Bank for USD 150 million in principal plus USD 4.7 million in interest, upon alleged termination of an escrow contract.

The court upheld the claim but did not make a specific pronouncement on costs. A judgment handed down by the Madrid Provincial Appellate Court on October 9, 2012 upheld the appeal lodged by the Bank and dismissed the appeal lodged by Banco Occidental de Descuento, Banco Universal, C.A., dismissing the claim. The dismissal of the claim was confirmed in an ancillary order to the judgment dated December 28, 2012. An appeal was filed at the Supreme Court by Banco Occidental de Descuento against the Madrid Provincial Appellate Court decision. The appeal was dismissed in a Supreme Court judgment dated October 24, 2014. Banco Occidental de Descuento has filed a motion for annulment against the aforementioned judgment which has not yet been granted leave to proceed. The Bank has challenged the appeal. The Bank has not recognized any provisions in this connection.

•	On January 26, 2011, notice was served on the Bank of an ancillary insolvency claim to annul acts detrimental to the assets available to creditors as part of the voluntary insolvency proceedings of Mediterráneo Hispa Group, S.A. at Murcia Commercial Court no. 2. The aim of the principal action is to request annulment of the application of the proceeds obtained by the company undergoing insolvency from an asset sale and purchase transaction involving €32 million in principal and €2.7 million in interest. On November 24, 2011, the hearing was held with the examination of the proposed evidence. Upon completion of the hearing, it was resolved to conduct a final proceeding. The Court dismissed the claim in full in a judgment dated November 13, 2013. The judgment was confirmed at appeal by the Murcia Provincial Appellate Court in a judgment dated July 10, 2014. The insolvency managers have filed a cassation and extraordinary appeal against procedural infringements against the aforementioned judgment.

•	The bankruptcy of various Lehman Group companies was made public on September 15, 2008. Various customers of Santander Group were affected by this situation since they had invested in securities issued by Lehman or in other products which had such assets as their underlying.

At the date of this annual report, certain claims had been filed in relation to this matter. The Bank’s directors and its legal advisers consider that the various Lehman products were sold in accordance with the applicable legal regulations in force at the time of each sale or subscription and that the fact that the Group acted as intermediary would not give rise to any liability for it in relation to the insolvency of Lehman. Accordingly, the risk of loss is considered to be remote and, as a result, the Group has not recognized any provisions relating to this matter.

•	The intervention, on the grounds of alleged fraud, of Bernard L. Madoff Investment Securities LLC (“Madoff Securities”) by the U.S. Securities and Exchange Commission (“SEC”) took place in December 2008. The exposure of customers of the Group through the Optimal Strategic US Equity (“Optimal Strategic”) subfund was €2,330 million, of which €2,010 million related to institutional investors and international private banking customers, and the remaining €320 million made up the investment portfolios of the Group’s private banking customers in Spain, who were qualifying investors.

At the date of this annual report, certain claims had been filed in relation to this matter. The Group considers that it has at all times exercised due diligence and that these products have always been sold in a transparent way pursuant to applicable legislation and established procedures. Therefore, the risk of loss is considered to be remote or non-material.

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

After the Bank had filed the claims, the four companies (MdL, MdP, STCP and Carris) notified Banco Santander Totta that they were suspending payment of the amounts owed under the swaps until a final decision had been handed down in the U.K. jurisdiction in the proceedings. MdL, MdP and Carris suspended payment in September 2013 and STCP did the same in December 2013.

Consequently, Banco Santander Totta extended each of the claims to include the unpaid amounts.

On November 29, 2013, the companies presented their defense in which they claimed that the swaps were null and void under Portuguese law and, accordingly, that they should be refunded the amounts paid. On February 14, 2014, Banco Santander Totta, S.A. answered the counterclaim, maintaining its arguments and rejecting the opposing arguments in its documents dated November 29, 2013.

On April 4, 2014, the companies issued their replies to the Bank’s documents. The preliminary hearing took place on May 16, 2014. The documentation analysis stage has been in progress since December 2014. These proceedings are still in progress.

Banco Santander Totta, S.A. and its legal advisers consider that the entity acted at all times in accordance with applicable legislation and under the terms of the swaps, and take the view that the U.K. courts will confirm the full validity and effectiveness of the swaps. As a result, the Group has not recognized any provisions in this connection.

•	Most of the German banking industry has been affected by two German Supreme Court decisions in 2014 in relation to processing fees in consumer loan agreements.

In May 2014 the German Supreme Court held processing fees in loan agreements to be null and void. The Court subsequently handed down a ruling at the end of October 2014 extending from three to ten years the statute of limitation period on claims relating to old transactions. Therefore, any claims relating to processing fees paid between 2004 and 2011 become statute-barred in 2014. This situation gave rise to numerous claims at the end of 2014 which have affected the income statements of banks in Germany.

Santander Consumer Bank AG stopped including these processing fees in agreements from January 1, 2013 and ceased charging these fees definitively at that date, i.e. before the Supreme Court handed down its judgment on the issue.

In 2014 Santander Consumer Bank AG recognized provisions totaling approximately €455 million to cover the estimated cost of the claims relating to processing fees, considering both the claims already received and the estimated claims that may be received in 2015 relating to fees paid in 2012; no new claims are expected to be received for fees paid earlier than 2012 since they are statute-barred.

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

With the information available to it, the Group considers that at December 31, 2014, 2013 and 2012, it had reliably estimated the obligations associated with each proceeding and had recognized, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal situations. It also believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position or results of operations.

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

	Euro per Share					Dollars per ADS
	First	Second	Third	Fourth	Total	First	Second	Third	Fourth	Total
2008	0.14	0.14	0.12	0.26	0.65	0.17	0.14	0.13	0.27	0.70
2009	0.14	0.12	0.12	0.22	0.60	0.16	0.14	0.14	0.24	0.67
2010	0.14	0.12	0.12	0.23	0.60	0.14	0.13	0.13	0.25	0.65
2011	0.14	0.13	0.12	0.22	0.60	0.15	0.14	0.12	0.23	0.64
2012	0.15	0.15	0.15	0.15	0.60	0.14	0.19	0.21	0.21	0.75
2013	0.15	0.15	0.15	0.15	0.60	0.15	0.15	0.16	0.21	0.67
2014(*)	0.15	0.15	0.15	0.15	0.60	0.16	0.16	0.15	0.13	0.67

(*)	As of the date of this annual report on Form 20-F, the fourth dividend has not yet been paid.

The shareholders at the annual shareholders’ meeting held on June 19, 2009 approved a remuneration scheme (scrip dividend), whereby the Bank offered the shareholders the possibility to opt to receive an amount equivalent to the dividends in cash or new shares. The remuneration per share approved in subsequent annual shareholders’ meetings for 2009, 2010, 2011, 2012, 2013 and 2014 disclosed above, €0.60, is calculated assuming that the four payments for these years (either cash dividends or scrip dividends) were made in cash.

Banco Santander paid on account of 2014:

•	A scrip dividend of €0.15 per share equivalent to the first interim dividend (August 2014);

•	A scrip dividend of €0.15 per share equivalent to the second interim dividend (November 2014);

•	A scrip dividend of €0.15 per share equivalent to the third interim dividend (February 2015); and

•	A scrip dividend of €0.15 per share equivalent to the fourth dividend approved at the annual general shareholders’ meeting held on March 27, 2015 (to be paid in May 2015).

Following the increase of capital of the third interim dividend, the Bank’s share capital at the date of this annual report on Form 20-F was €7,030,292,943 represented by 14,060,585,886 shares, par value €0.50 each.

Banco Santander assigned €7,725 million to dividends in 2014, 14.0% more than in 2013.

On January 8, 2015, an extraordinary meeting of the board of directors took place to reformulate the dividend policy of Banco Santander to take effect with the first dividend to be paid with respect to our 2015 results, in order to distribute 3 cash dividends and a scrip dividend relating to such 2015 results. Each of these dividends will have an estimated amount of 5 euro cents.

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

Year Ended December 31,
IFRS-IASB
2010	2011	2012	2013	2014
(in millions of euros)

3,332	2,151	1,355	1,030	1,435

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

B. Significant Changes

On April 28, 2015 we published our first quarter 2015 results, which are available on our website at www.santander.com under the heading “Investor Relations”, and will be furnished promptly to the SEC on Form 6-K. The information contained on, or that can be accessed through, our website does not form part of this annual report on Form 20-F.

Item 9. The Offer and Listing

A. Offer and listing details

Market Price and Volume Information

Santander’s Shares

In 2014, Santander was the most actively traded stock on the Spanish stock exchange. As at December 31, 2014, the stock had an 18.37% weighting in the IBEX 35 Index and was ranked first among all Spanish issuers represented in this index. Santander’s stock weighting in the Euro Stoxx 50 was, at year end, 4.43%, placing it in fourth position. Our market capitalization of €88,041 million at 2014 year-end was the largest bank in the eurozone by market capitalization and the 11th in the world in 2014.

At December 31, 2014 a total of 1,798,626,636 shares, or 14.29% of our share capital, were held by 1,279 registered holders with registered addresses in the United States and Puerto Rico, including JPMorgan Chase, as depositary of our American Depositary Share Program.

Our shares are traded on Spain’s automated “continuous market”, the national, centralized market which integrates the four Spanish stock exchanges (Madrid, Barcelona, Valencia and Bilbao). Our shares are also listed on the New York (in the form of American Depositary Shares), London (in the form of CREST Depository Interests), São Paulo (in the form of Brazil Depositary Shares), Milan, Lisbon, Buenos Aires, Warsaw and Mexico stock exchanges. At December 31, 2014, 55.74% of our shares were held of record by non-residents of Spain.

The table below sets forth the high and low of the daily closing prices and last daily sales prices in euros for our shares on the Spanish continuous market for the periods indicated.

	Euros per Share
	High	Low	Last

2010 Annual	11.98	7.30	7.93
2011 Annual	9.32	5.13	5.87
2012 Annual	6.68	4.04	6.10

2013 Annual	6.77	4.84	6.51
First Quarter	6.62	5.23	5.24
Second Quarter	5.63	4.84	4.90
Third Quarter	6.08	4.87	6.03
Fourth Quarter	6.77	6.04	6.51

2014 Annual	7.90	6.22	7.00
First Quarter	6.92	6.22	6.92
Second Quarter	7.89	6.93	7.63
Third Quarter	7.90	7.14	7.61
Fourth Quarter	7.56	6.63	7.00

2015 First Quarter	7.03	5.89	7.02

Last six months
2014
October	7.56	6.73	7.03
November	7.25	6.63	7.25
December	7.38	6.64	7.02
2015
January	7.03	5.89	5.96
February	6.53	5.94	6.53
March	7.02	6.31	7.02
April (through April 28, 2014)	7.15	6.56	6.85

On April 28, 2014, the reported last sale price of our shares on the continuous Spanish market was €6.85.

American Depositary Shares

Our ADSs have been listed and traded on the New York Stock Exchange since July 30, 1987. Each ADS represents one of our shares and is evidenced by an American Depositary Receipt or “ADR.” The deposit agreement, pursuant to which ADRs have been issued, is among us, JP Morgan Chase, as depositary, and the holders from time to time of ADRs. At December 31, 2014, a total of 531,343,503 of our ADSs were held by 18,228 registered holders. Since certain of such of our shares and our ADSs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

The table below sets forth the reported high and low of the daily closing prices and last daily sales prices for our ADSs on the New York Stock Exchange for the periods indicated.

	Dollars Per ADS
	High	Low	Last

2010 Annual	17.50	8.77	10.65
2011 Annual	12.69	6.80	7.52
2012 Annual	8.76	4.89	8.17

2013
Annual	9.29	6.43	9.07
First Quarter	8.81	6.77	6.81
Second Quarter	7.47	6.46	6.47
Third Quarter	8.21	6.43	8.17
Fourth Quarter	9.29	8.31	9.07

2014
Annual	10.75	8.21	8.33
First Quarter	9.58	8.36	9.58
Second Quarter	10.75	9.58	10.42
Third Quarter	10.64	9.46	9.50
Fourth Quarter	9.43	8.21	8.33

2015 First Quarter	8.42	6.62	7.45

Last six months
2014
October	9.43	8.35	8.77
November	8.90	8.21	8.90
December	9.03	8.23	8.33
2015
January	8.42	6.62	6.69
February	7.41	6.76	7.28
March	7.51	6.76	7.45
April (through April 9, 2015)	7.72	7.39	7.39

On [April 9, 2015], the reported last sale price of our ADSs on the New York Stock Exchange was $7.39.

B. Plan of distribution

Not Applicable

C. Markets

General

Spanish Securities Market

The Spanish securities market for equity securities (the “Spanish Stock Exchanges”) consists of four stock exchanges located in Madrid, Barcelona, Bilbao and Valencia (the “local exchanges”). The majority of the transactions conducted on them are done through the Automated Quotation System. During the year ended December 31, 2014, the Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish Stock Exchanges.

Automated Quotation System

The Automated Quotation System was founded in November 2, 1995, substituting the computer assisted trading system known as Sistema de Interconexión Bursatil, which had been in place since 1989. It links the four local exchanges, providing those securities listed on it with a uniform continuous market that eliminates most of the differences among the local exchanges. The principal feature of the system is the computerized matching of buy and sell orders at the time of entry of the order. Each order is executed as soon as a matching order is entered, but can be modified or canceled until executed. The activity of the market can be continuously monitored by investors and brokers. The Automated Quotation System is operated and regulated by the Sociedad de Bolsas, a corporation owned by the company that manages the Spanish Stock Exchanges. All trades on the Automated Quotation System must be placed through a bank, brokerage firm, a dealer firm or a credit entity that are a member of a Spanish stock exchange directly.

There is a pre-opening session held from 8:30 a.m. to 9:00 a.m. (Madrid time) each trading day on which orders are placed at that time. The computerized trading hours are from 9:00 a.m. to 5:30 p.m. (Madrid time) Each session will end with a 5 minute auction, between 5:30 and 5:35 p.m., with a random closedown of 30 seconds. The price resulting from each auction will be the closing price of the session.

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

Clearance and Settlement System. Book-Entry System

Until April 1, 2003, transactions carried out on the regional Spanish stock exchanges and the continuous market were cleared and settled through the Servicio de Compensación y Liquidación de Valores, S.A. (the “SCL”). Since April 1, 2003, the settlement and clearance of all trades on the Spanish stock exchanges, the Public Debt Market (Mercado de Deuda Pública), the AIAF Fixed Income Market (Mercado AIAF de Renta Fija) and Latibex—the Latin American stock exchange- denominated in euros, are made through the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (“Iberclear”), which was formed as a result of a merger between SCL and Central de Anotaciones del Mercado de Deuda Pública (the latter of which was managed by the Bank of Spain).

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

A reform of the existing clearing, settlement and registry system is currently being implemented in Spain. The reform introduces three fundamental changes that, in turn, will involve a number of operating modifications. These changes are as follows: a) Transition to a registry system based on balances; b) the introduction of a new Central Counterparty (“BME Clearing”); and c) the integration of the Central de Anotaciones del Mercado de Deuda Pública (CADE), or the registry, and SCL into a single platform. With the introduction of the Central Counterparty, Spain’s stock exchange markets will be organized around three infrastructures: a trading platform (SIBE), the Central Counterparty (a new segment of BME) and the central securities depository (IBERCLEAR). This new system will be implemented in two consecutive phases: a) first phase: the implementation of the Central Counterparty and the transition to a registry system based on balances to be scheduled to be completed in the fourth quarter of 2015; and b) second phase: the transfer of CADE into the new system and the connection to Target 2 Securities system scheduled to be completed during the first quarter of 2017.

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

Royal Decree 1333/2005 (November 11), which developed the Securities Market Law 24/1988, in relation to market abuse.

Law 12/2006 of May 16, 2006 amended the Securities Market Law by: (i) introducing a new article relating to notifications to the CNMV of transactions that might constitute insider dealing or market manipulation, (ii) completing the regulation of Bolsas y Mercados Españoles, and (iii) clarifying the regulation of significant participations on the entities which manage the clearing and settlement of securities and the Spanish secondary markets.

Law 36/2006 of November 30, 2006, relating to measures to prevent the tax fraud, among others, amends article 108 of the Securities Market Law.

Law 6/2007 of April 12, 2007 amends the Securities Market Law, in order to modify the rules for takeover bids and for issuers transparency. This Law came into effect on August 13, 2007, and partially integrates into the Spanish legal system Directive 2004/25/EC of the European Parliament and of the Council of April 21, 2004 on takeover bids and Directive 2004/109/EC of the European Parliament and of the Council of December 15, 2004 on the harmonization of transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market and amending Directive 2001/34/EC. This Law has been further developed by Royal Decree 1066/2007 (July 27) on rules applicable to takeover bids for securities and by Royal Decree 1362/2007 (October 19) on transparency requirements for issuers of listed securities. For a brief description of the provisions of Law 6/2007 as regards the rules applicable to takeover bids see “Item 10. Additional Information—B. Memorandum and articles of association—Tender Offers”.

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

Law 47/2007 of December 19, 2007 amends the Securities Market Law in order to adapt it to Directive 2004/39/EC on markets in financial instruments (MiFID), Directive 2006/73/EC implementing Directive 2004/39/EC with respect to the organizational requirements and operating conditions for investment firms and defining terms for the purpose of that Directive, and Directive 2006/49/EC on the capital adequacy of investment firms and credit institutions. The amendments introduced by Law 47/2007 represent important reforms of the Securities Market Law and serve to (i) increase the number of investment services that can be performed by the entities; (ii) reinforce the measures for the protection of investors; (iii) establish new organizational procedures for investment firms; and (iv) reinforce the supervisory powers of the CNMV, establishing cooperation mechanisms among supervisory authorities. Directive 2006/49/EC and MiFID implementation have been introduced by Royal Decrees 216/2008 and 217/2008 (both of February 15), respectively.

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

Law 10/2014 of June 26, 2014, on the regulation, supervision and solvency of credit institutions makes wide-ranging amendments to Law 24/1988 of July 28, 1988 on the securities market in order to bring investment firms within the scope of the supervision system envisaged for credit institutions under Directive 2013/36/EU of June 26, 2013.

Law 31/2014 of December 3, 2014, amending the Spanish Limited Companies Law in order to improve corporate governance, also amends Law 24/1988 of July 28, 1988 to confer on the CNMV the necessary powers to enable it to supervise some of the aspects introduced or modified in this Law, which are applicable to listed companies.

Trading by Santander’s Subsidiaries in the Shares

Some of our subsidiaries, in accordance with customary practice in Spain, and as permitted under Spanish law, have regularly purchased and sold our shares both for their own account and for the accounts of customers. Our subsidiaries have intervened in the market for our shares primarily in connection with customer transactions and in transactions that are undertaken to supply liquidity to the market, and occasionally for other purposes. Among such other purposes are those transactions that have provided a mechanism for accumulating shares that were used to meet conversions into our shares, of bonds issued by us and other affiliated companies and to make offerings of shares. We expect that our subsidiaries may continue to purchase and sell our shares from time to time.

Our trading activities in our shares are limited to those set forth above. The continuous market is driven by orders, which are matched by the market’s computer system according to price and time entered. Santander’s broker subsidiary, Santander Investment Bolsa, S.V., S.A., and the other brokers authorized to trade on the continuous market (“Member Firms”) are not required to and do not serve as market makers maintaining independently established bid and ask prices. Rather, Member Firms place orders for their customers, or for their own account, into the market’s computer system. If an adequate counterparty order is not available on the continuous market at that time, the Member Firm may solicit counterparty orders from among its own clients and/or may accommodate the client by filling the client’s order as principal.

Under the Capital Companies Law, a company and its subsidiaries are prohibited from purchasing shares of the company in the primary market. However, purchase of the shares is permitted in the secondary market provided that: (1) the aggregate nominal value of such purchases (referred to as “treasury stock” or “autocartera”) and of the shares previously held by the company and its subsidiaries does not exceed 10% of the total outstanding capital stock of the company, (2) the purchases are authorized at a meeting of the shareholders of the acquiring company and, if the acquisition relates to shares in the parent company, the acquiring company’s parent, and (3) such purchases, together with the shares previously held by the company and its subsidiaries, do not result in a net equity less than the company’s stock and the minimum reserves stipulated by law and our Bylaws.

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

The portion of overall trading volume in Santander ordinary shares transacted by Group subsidiaries continues to vary from day to day and from month to month, and is expected to continue to do so in the future. In 2014, 7.73% of the total volume traded in Santander ordinary shares executed on the Primary Spanish Stock Exchange (Bolsas y Mercados Españoles) was transacted by Santander Investment Bolsa S.V., S.A. The portion of trading volume in shares allocable to purchases and sales as principal by our companies (treasury shares) was approximately 2.5% in the same period. The monthly average percentage of outstanding shares held by our subsidiaries ranged from 0.136% to 0.414% in 2014. At December 31, 2014, the Parent bank and our subsidiaries held 1,465,371 of our shares (0.012% of our total capital stock as of that date).

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

The current Bylaws of Banco Santander, S.A. were approved by our shareholders acting at the annual general shareholders’ meeting held on June 21, 2008 and incorporated with the office of the Mercantile Registry on August 11, 2008.

Subsequently, several articles have been amended and sub-subsections 1 and 2 of Article 5 of the Bank’s Bylaws have been updated several times to show the current share capital and the number of shares outstanding. The most recent of such amendments corresponds to the one required by the share capital increase carried out on January 29, 2015 and filed with the office of the Mercantile Registry on the following day.

At the 2013 annual general meeting, held on March 22, 2013, our shareholders resolved to amend our Bylaws to achieve two separate goals: (i) to modify the rules on directors’ remuneration to conform them to the Bank’s practices; and (ii) to adjust the Bylaws to recent statutory amendments to the Capital Companies Law included in Law 1/2012, of June 22, 2012, on the simplification of the obligations to provide information and documentation regarding mergers and split-offs of capital companies (“Law 1/2012”).

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

The second goal was achieved by amending the title and sections 1 and 2 in article 61 of our Bylaws to conform the provision to the latest amendment of article 11 bis of the Capital Companies Law pursuant to Law 1/2012. First, the amendment of the title of the article was intended to specify the corporate nature of the website, in line with the nomenclature used by the law. Second, section 1 includes now a new rule that gives the shareholders at the General Shareholders’ Meeting the power to create the corporate website, for which purpose the corresponding item should expressly appear in the agenda of the meeting. Legal provisions have also been included regarding the manner in which such resolution will be announced. The power to amend, relocate or remove the website still belongs to the board of directors, in line with the legal rule applicable by default. Third, in section 2, apart from including certain improvements to the text, the reference to “registration with the Commercial Registry” of the approval of the amendment, removal or relocation of the website is replaced with a reference to its “record on the Bank’s page maintained with the Commercial Registry”, thus conforming the text of the Bylaws to the tenor of the new text of article 11 bis of the Capital Companies Law.

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

At the 2015 annual general meeting, held on March 27, 2015, our shareholders resolved to amend our Bylaws to conform the Bylaws to the amendments of the Capital Companies Law introduced by Law 31/2014, of December 3, 2014, amending the Capital Companies Law to improve corporate governance (“Law 31/2014”). That reforms has been supplemented with the inclusion of certain technical improvements to the Bylaws, whether to improve their drafting, facilitate understanding, provide the text of the Bylaws with greater flexibility or, simply, adjust them to the Group’s practices.

In particular, the following articles of the Bylaws have been amended: articles 20 (distribution of powers), 23 (power and duty to call a meeting), 24 (call of a general shareholders’ meeting), 25 (establishment of the general shareholders’ meeting), 31 (right to receive information), 35 (approval of resolutions), 42 (qualitative composition of the board), 43 (chairman of the board), 44 (vice chairman of the board), 45 (secretary of the board), 46 (meetings of the board of directors), 47 (conduct of the meetings), 50 (committees of the board of directors), 52 (executive risk committee), 53 (audit committee), 54 (appointments and remuneration committee), 54 bis (risk supervision, regulation and compliance committee, whose only amendment has been its renumbering as 54 ter), 55 (term of office), 56 (withdrawal of directors), 57 (liability of directors), 58 (compensation of directors), 59 (transparency of the director compensation system, which has also been renumbered as 59 bis), 60 (annual corporate governance report), 61 (corporate website), 62 (submission of the annual accounts), 64 (dividends in kind) and 65 (deposit of the annual accounts). Likewise, the following new articles have been included in the Bylaws: articles 54 bis (the remuneration committee) and 59 (approval of director remuneration policy).

Our amended Bylaws have not yet been filed with the Mercantil Register (since they are subject to the prior authorization of the Bank of Spain), which is required prior to their effectiveness. We expect that the amendments will become effective with in the first semester 2015.

Our current Bylaws are included as Exhibit 1.1 to this annual report. The Bylaws are also available on the Group’s website, which does not form part of this annual report on Form 20-F, at www.santander.com, under the heading “Information for shareholders and investors — General information — Bylaws”.

In 2014, several amendments to the Rules and Regulations of the Board of Directors were recorded with the Companies Register of Cantabria. The purpose of such modifications was to adapt the Rules and Regulations to new legislative developments on corporate governance. Such amendments consist of adapting to Order ECC/461/2013, Royal Decree-Law 14/2013 and the CRD IV Directive (Directive 2013/36/ EU) for the following purposes, among others: (i) to adjust director typology definitions; (ii) to regulate the sphere of competence of a new committee in charge of assisting the board with regards risk, regulation and compliance, adjusting where applicable the other responsibilities of the board committees; and (iii) to specify the requirement that the chairman may not simultaneously serve as chief executive officer.

In March 2015, a new amendment to the Rules and Regulations of the Board of Directors was recorded with the Companies Register of Cantabria. The purpose of such modification was to change the name of the technology, productivity and quality committee, which would henceforth be known as the innovation and technology committee.

It is envisaged that the board of directors will modify the Rules and Regulations of the Board to conform them to the new wording of the Bylaws once the proposals to modify them have become effective. Such amendments consist of conforming the Bylaws to the amendments of the Capital Companies Law introduced by Law 31/2014, Royal Decree 84/2015 and the Unified Good Governance Code updated in February 2015.

The following is a summary of the main changes approved in 2014:

•	Adaptation of the definitions of executive director, proprietary director and independent director to those set forth in Order ECC/461/2013 (which, following the coming into force of Act 31/2014, are contained in section 529 duodecies of the Capital Companies Law).

•	Reform of the regulations governing the positions of chair and vice-chair of the board and chief executive officer, and insertion of a new article that further regulates the position of lead director.

•	Amendment of the provisions that regulate board committees with the creation of a new risk supervision, regulation and compliance committee.

•	Modification of the provisions for board meetings, which may now be called by the lead director.

•	Inclusion, pursuant to the Bylaws, of a limit on variable remuneration of executive directors in proportion to fixed remuneration.

•	Replacement of the existing provisions for transition of power with new provisions under which independent directors that have held their position for more than 12 years may be considered independent directors until the end of their term.

•	Adaptation of the regime of limitations and incompatibilities applicable to directors of the Bank to conform to current legislation, currently codified in article 26 of Act 10/2014, of June 26, 2014, on the ordering, supervision and solvency of credit institutions.

All references to the Rules and Regulations of the Board and to the Rules and Regulations for the general shareholders’ meeting in this annual report on Form 20-F are references to the current text.

The Rules and Regulations of the Board are available on the Group’s website, which does not form part of this annual report on Form 20-F, at www.santander.com, under the heading “Information for shareholders and investors—Corporate governance—Board of directors—Rules and Regulations of the Board of Directors”.

General

As of December 31, 2014, the Bank’s share capital was €6,292,207,329.50, represented by a single class of 12,584,414,659 book-entry Santander shares with a nominal value of €0.50 each.

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

Our Bylaws do not specify what actions or quorums are required to change the rights of holders of our stock. Under Spanish law, the rights of holders of stock may only be changed by an amendment to the Bylaws of the company that complies with the requirements explained below under “—Meetings and Voting Rights”.

Meetings and Voting Rights

We hold our annual general shareholders’ meeting during the first six months of each fiscal year on a date fixed by the board of directors. Extraordinary meetings may be called from time to time by the board of directors whenever the board considers it advisable for corporate interests, and whenever so requested by shareholders representing at least 3% of the outstanding share capital of Santander. At our annual general shareholders’ meeting held on March 30, 2012, our shareholders approved an amendment to our Bylaws to require that notices of all meetings be published at least one month prior to the date set for the meeting, except in those instances in which a different period is established by law, in the Official Gazette of the Mercantile Register or in one of the local newspapers having the largest circulation in the province where the registered office of Santander is located, on the website of the CNMV and on the Bank’s website (www.santander.com). In addition, under Spanish law, the agenda of the meeting must be sent to the CNMV and the Spanish Stock Exchanges and published on the company’s website. Our last ordinary general meeting of shareholders was held on March 27, 2015 and our last extraordinary general meeting of shareholders was held on September 15, 2014.

Each Santander share entitles the holder to one vote. Registered holders of any number of shares who are current in the payment of capital calls will be entitled to attend shareholders’ meetings. Our Bylaws do not contain provisions regarding cumulative voting.

Any Santander share may be voted by proxy. Subject to the limitations imposed by Spanish law, proxies may be given to any individual or legal person, must be in writing or by remote means of communication and are valid only for a single meeting. According to Spanish law, if a director or another person solicits a proxy for a director thus obtaining more than three proxies and the director is subject to a conflict of interest, the director holding the proxies may not exercise the voting rights attaching to the represented shares (unless specific instructions were given by the shareholder) in connection with decisions relating to:

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

At both general shareholders’ meetings held in 2004 (the annual shareholders’ meeting of June 19, 2004 and the extraordinary general meeting of October 21, 2004) our shareholders could exercise their voting and representation rights prior to the meetings by electronic means (via the Internet). In addition, at the extraordinary general shareholders’ meeting of October 21, 2004, our shareholders could vote by mail and in the annual general shareholders’ meetings held on June 18, 2005, June 17, 2006, June 23, 2007, June 21, 2008, June 19, 2009, June 11, 2010, June 17, 2011, March 30, 2012, March 22, 2013, March 28, 2014 and March 27, 2015 and in the extraordinary general shareholders’ meeting of October 23, 2006, July 27, 2007, September 22, 2008, January 26, 2009 and September 15, 2014 our shareholders, besides exercising their voting and representation rights prior to the meeting by mail or via the Internet, were able to attend (besides attending and voting in person) via the Internet and were also able to vote in real time on the Internet on the resolutions considered at the meeting.

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

Resolutions at general meetings are passed provided that, regarding the voting capital present or represented at the meeting, the number of votes in favor is higher than the number of votes against. Except for the foregoing cases in which the law or the Bylaws require a greater majority.

In accordance with Spanish law, a quorum on first call for a duly constituted ordinary or extraordinary general meeting of shareholders requires the presence in person or by proxy of shareholders representing at least 25% of the subscribed voting capital. On the second call there is no quorum requirement.

Notwithstanding the above, a quorum of at least 50% of the subscribed voting capital is required on the first call of ordinary or extraordinary general meeting of shareholders to validly approve any of the following actions:

•	the issuance of debentures;

•	the increase or reduction of share capital, the exclusion or limitation of pre-emptive rights, or the relocation of the registered office abroad;

•	the transformation, merger, split-off, or assignment of assets and liabilities; and

•	any other amendment of our Bylaws.

A quorum of 25% of the subscribed voting capital is required to vote on such actions on the second call.

For the valid approval of all the above listed actions the favorable vote of more than half of the votes corresponding to the shares represented in person or by proxy at the general shareholders’ meeting shall be required, except when on second call shareholders representing less than fifty percent of the subscribed share capital with the right to vote are in attendance, in which case the favorable vote of two-thirds of the share capital represented in person or by proxy at the general shareholders’ meeting shall be required.

For purposes of determining the quorum, those shareholders who vote by mail or via the Internet are counted as present at the meeting, as provided by the Rules and Regulations of the Bank’s general shareholders’ meetings. The quorum at the 2015 annual general meeting was 59.724% of the Bank’s share capital.

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

At the Bank’s annual general shareholders’ meeting held on March 27, 2015, our shareholders passed a resolution which, among other things, withdrew, to the extent of the unused amount, the authorization granted by our shareholders at the annual meeting held on March 28, 2014, and gave the board the authority to increase, within a period of three years from the date of the meeting, the Bank’s capital by up to €3,515,146,471.50. Under this resolution, the board is authorized to totally or partially exclude pre-emptive rights, upon the terms of the Spanish law, provided, however, that this power is limited to capital increases carried out under this resolution up to the amount of €1,406,058,588.50. Moreover, at such annual general meeting, our shareholders also passed a resolution which gave the board the authority to execute, within one year, a capital increase of €500 million, to be disbursed in cash.

At the Bank’s annual general shareholders’ meeting held on March 27, 2015, our shareholders passed a resolution which, among other things, withdrew, to the extent of the unused part, the authorization granted by our shareholders at the annual general shareholders meeting held on March 28, 2014, and permitted the Bank to issue, within five years from the date of the meeting, on one or more occasions, debentures, bonds, participating preference shares and other fixed-income securities or debt instruments of a similar nature (including warrants) that are convertible into and/or exchangeable for shares of the Bank in an amount up to €10 billion aggregate principal amount or the equivalent thereof in another currency.

At the Bank’s annual general shareholders’ meeting held on March 27, 2015, our shareholders also passed a resolution by which they authorized the board of directors to issue, on one or more occasions, up to €50 billion euros, or the equivalent thereof in another currency, in fixed-income securities in any of the forms admitted by Law, including bonds, certificates, promissory notes, debentures and preferred interests or debt instruments of a similar nature (including warrants payable by physical delivery or set-off). This power may be exercised by the board of directors within a maximum period of five years from the date of adoption of this resolution by our shareholders, at the end of which period it shall be cancelled to the extent of the unused amount.

Dividends

On January 8, 2015, we announced that the Bank has reformulated its shareholder remuneration policy with the objective of once again paying the majority of shareholders’ quarterly remuneration in cash. In particular, the Bank intends to offer remuneration of 0.20 euros per share with a charge to the 2015 results, which would be paid in four installments, of which three will be received in cash and the other in shares or cash at the shareholder’s discretion, under the Santander Dividendo Elección scrip dividend program. In subsequent financial years, the Bank aims for its cash pay-out to represent between 30% and 40% of its recurring profit, instead of the current 20%, and for shareholder remuneration to match the growth of its results.

Notwithstanding this change in remuneration policy, Banco Santander maintains its stated intention to apply the Santander Dividendo Elección scrip dividend scheme to the remuneration corresponding to the final dividend for 2014.

As such, the aim of the proposals submitted for approval of the shareholders at the ordinary general shareholders’ meeting under item 9 of the agenda is to offer all shareholders of the Bank the option to receive their remuneration corresponding to the final dividend for 2014 and to one of the interim dividends for 2015 (on November 2015) through the application of the Santander Dividendo Elección scrip dividend program.

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

A shareholder’s dividend entitlement lapses five years after the dividend payment date.

Dividends may be paid in kind in whole or in part, provided that:

•	the property or securities to be distributed are of the same nature;

•	they have been admitted to listing on an official market as of the effective date of the resolution, or liquidity is duly guaranteed by the Bank within a maximum period of one year; and

•	they are not distributed for a value that is lower than the value at which they are recorded on the Bank’s balance sheet.

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

Legal Restrictions on Acquisitions of Shares in Spanish Banks

Certain provisions of Spanish law require notice to the Bank of Spain and non objection by the European Central Bank prior to the acquisition by any individual or corporation of a substantial number of shares of a Spanish financial institution.

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

Any acquisition mentioned in the preceding sentence to which the required notice was not given or even if given, a three month period after receipt of notice has not yet elapsed, or that is opposed by the Bank of Spain will have the following effects: (1) the acquired shares will have voting rights suspended and any votes casted will be void, (2) the Bank of Spain may seize control of the bank or replace its board of directors, and (3) a fine may be levied on the acquirer.

The European Central Bank has sixty business days after the receipt of notice to object to a proposed transaction. Such objection may be based on finding the acquirer unsuitable on the basis, among others, of its commercial or professional reputation, its solvency or ability of the credit institution to comply with the applicable prudential regulation on a permanent basis. If sixty business days elapse without any word from the Bank of Spain, its authorization is deemed granted. However, absent objection by the European Central Bank, it may set forth a different maximum period for closing the proposed transaction.

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

Any acquisition or sale, directly or indirectly, of a participation in a Spanish financial institution which results in the percentage of its share capital or voting rights reaching or exceeding 5%, must be notified to the Bank of Spain by the relevant financial institution, indicating the amount of the participation reached.

In addition to this, the credit institutions must notify the Bank of Spain, during the following month to each natural quarter (i.e. April, July, October and January), of a list of all its shareholders that are financial institutions and all other shareholders that own at least 0.25% of the bank’s total equity.

If the Bank of Spain determines at any time that the influence of a person who owns a significant participation of a bank may adversely affect that bank’s financial situation, it may: (1) suspend the voting rights of such person’s shares up to 3 years; (2) seize control of the bank or replace its board of directors; or (3) exceptionally revoke the bank’s license. Where appropriate, a fine may also be levied on the relevant person.

Tender Offers

Law 6/2007, of April 12, which amends the Securities Market Law, modified the rules for takeover bids. This Law, came into effect on August 13, 2007, and partially transposes into the Spanish legal system Directive 2004/25/EC of the European Parliament and of the Council of April 21, 2004 on takeover bids.

These rules replaced the traditional system where launching a takeover bid was compulsory prior to acquiring a significant shareholding in the target company and partial bids were permitted for a regime where takeover bids must be made for all the share capital after obtaining the control of a listed company (i.e. 30% of the voting rights or appointment of more than one-half of the members of the company’s board of directors) whether such control is obtained by means of an acquisition of securities or an agreement with other holders of securities.

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

Reporting Requirements

Royal Decree 1362/2007 requires that any entity which acquires or transfers shares and as a consequence the number of voting rights held exceeds, reaches or falls below the threshold of 3%, 5%, 10%, 15%, 20%, 25%, 30%, 35%, 40%, 45%, 50%, 60%, 70%, 75%, 80% or 90%, of the voting rights of a company, for which Spain is the member state of origin, listed on a Spanish stock exchange or on any other regulated market in the European Union, must, within 4 trading days after that acquisition or transfer, report it to such company, and to the CNMV. This duty to report the holding of a significant stake is applicable not only to the acquisitions and transfers in the terms described above, but also to those cases in which in the absence of an acquisition or transfer of shares, the percentage of an individual’s voting rights exceeds, reaches or falls below the thresholds that trigger the duty to report, as a consequence of an alteration in the total number of voting rights of an issuer. Similar disclosure obligations apply, among others, in the event of: (i) the acquisition or disposal of any financial instruments entitling the holder to acquire the company’s shares (such as options, futures, swaps, etc.); (ii) certain voting, deposit, temporary transfer or other agreements regarding the relevant shares; or (iii) custodians or proxy-holders who can exercise with discretion the voting rights attached to the relevant shares. The above mentioned threshold percentage will be 1% or any multiple of 1% whenever the person who has the duty to notify is a resident of a tax haven or of a country or territory where there is no taxation or where there is no obligation to exchange tax information (in accordance with Spanish law).

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

The Rules and Regulations of the Board (Article 6.2.c.) include the definition of independent directors, which coincides with the one currently established in section 529 duodecies of the Capital Companies Law.

Eight out of our 15 board members are external independent directors.

The independence standards set forth in the Rules and Regulations of the Board may not necessarily be consistent with, or as stringent as, the director independence standards established by the NYSE. See “Item 16G. Corporate Governance—Independence of the directors on the board of directors” herein.

Certain Powers of the Board of Directors

The actions of the members of the board are limited by Spanish law and certain general provisions contained in our Bylaws. For instance, Article 57 of our Bylaws states that the directors will be liable to Santander, to our shareholders and to our corporate creditors for any damages that they may cause by acts or omissions which are contrary to law or to the Bylaws or by acts or omissions contrary to the duties inherent in the exercise of their office, provided that there has been willful misconduct or negligence.

A director’s power to vote on a proposal, arrangement or contract in which such director is materially interested is not regulated by our Bylaws. Conflicts of interest are regulated by Article 30 of the Rules and Regulations of the Board. Under Article 30, a director is obliged to inform the board of any direct or indirect conflict of interest which may exist with the Bank. If such a conflict relates to a particular transaction with the Bank, then the director (i) may not undertake the transaction without the board’s authorization (such authorization can only be granted following a report of the remuneration committee or the audit committee once the amendments to the Bylaws approved at the annual general meeting held on March 27, 2015, become effective); and (ii) the director may not take part in the discussion or voting regarding the transaction to which the conflict relates.

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

At the Bank’s annual general shareholders’ meeting held on March 27, 2015, our shareholders passed a resolution to amend articles 58 and 59 (renumbered as 59 bis) of our Bylaws, and to introduce a new article 59 setting out the rules for the remuneration of directors. Such amendments aim at conforming the terminology of the Bylaws to the text that Law 31/2014 has introduced to the sections of the Spanish Capital Companies Law regarding the remuneration of directors. The main amendments to those rules are summarized below.

Amendments to the second paragraph of sub-section 2 of Article 58 purports to incorporate into the Bylaws the standard, established in the Spanish Capital Companies Law, that the board must distribute among its members the total remuneration corresponding to them as board members.

Additionally, amendments to sub-section 4 of article 58 of the Bylaws sets forth the precautionary procedures to which board approval of agreements with executive directors must be subject in accordance with Spanish law: the requirement of a two-thirds majority, the abstention of any affected director and the inclusion of the agreement in the minutes of the meeting as an exhibit. They also reproduce the legal provisions regarding the contents of such agreements and the principle that a director may not receive any remuneration for the performance of executive duties which amounts or items are not recorded therein.

The new article 59 has been introduced in order for the Bylaws to reflect the new provision of the Spanish Capital Companies Law, which establishes the requirement that any document entitled “Director remuneration policy” with the following content has to be approved by the shareholders at the general shareholders’ meeting as a separate item on the agenda at least each three years: (i) the remuneration of directors in their capacity as such (in Bylaws mandate) including the total amount accrued by the board in its capacity as such and (ii) the basis for the remuneration of directors for the performance of executive duties that, at least, shall include the amount of the fixed remuneration and the variation during the period at which the policy is referred, the principles in order to fix the variable components and the terms and conditions of the remuneration, its duration and, if applicable, indemnity for early termination or end of the contractual relationship, or exclusivity and non-competition.

The amendment of the content of the current article 59 (which, after the reform, would be renumbered as article 59 bis) is intended to conform the regulation of the annual director remuneration report in the Bylaws to the amendments introduced by Law 31/2014 to the legal rules for this report subject to the consultative voting of the shareholders meeting. The most noteworthy legal change is that the report no longer has to include information on the planned policy for future years (given that this will be the object of a new remuneration policy), and is only required to offer complete, clear and understandable information regarding the policy for the current year and an overall summary of the policy applied in the previous financial year.

The new sub-section 4 of article 59 bis regulates the special circumstance in which the vote at the general shareholders’ meeting rejects the annual director remuneration report during the effective term of a specific remuneration policy. In this case, the remuneration policy applicable to the following financial year would have to be submitted to the shareholders at the general shareholders’ meeting prior to its application, though the maximum term for the policy may not have expired (except for those situations in which the policy has already been approved at the same general shareholders’ meeting that rejected the annual remuneration report).

Our amended Bylaws have not yet been filed with the Mercantile Register (since they are subject to the prior authorization of the Bank of Spain), which is required prior to their effectiveness. We expect that the amendments will become effective within the first semester of 2015.

Board of Directors Qualification

There are no mandatory retirement provisions due to age for board members in our Bylaws or in the regulations of our board of directors. These regulations contain provisions relating to the cessation of directorship for other reasons.

In addition, there are no share ownership requirements in our Bylaws or in the Rules and Regulations of the Board of Directors.

Pursuant to Spanish law, directors appointed by the board but whose appointment remains subject to ratification by the shareholders may not necessarily be a shareholder of the Bank and, pursuant to the Rules and Regulations of the Board, proprietary directors must submit their resignation proportionately when the shareholder that they represent parts with its shareholdings or reduces them in a significant manner. Our Bylaws and Rules and Regulations of the Board do not otherwise require ownership of Santander shares for a director’s qualification.

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

The description of Spanish tax consequences below is intended as a general guide and applies to you only if you are a non-resident of Spain and your ownership of ADSs or shares is not effectively connected with a permanent establishment or fiscal base in Spain and you are a U.S. resident entitled to the benefits of the Convention Between the United States of America and the Kingdom of Spain for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”).

On January 14, 2013, the United States of America and the Kingdom of Spain signed a protocol amending the Treaty, which needs to be ratified by both countries, and will become effective three months following the date on which both countries have provided notice that its internal procedures for effectiveness have been fulfilled. When this protocol becomes effective, taxation described under the Treaty in this section may be altered.

This summary is for general information only and does not constitute tax advice. You should consult your own tax adviser as to the particular tax consequences to you of owning the shares or ADSs including your eligibility for the benefits of any treaty between Spain and the country of your residence for the avoidance of double taxation, the applicability or effect of any special rules to which you may be subject, and the applicability and effect of state, local, foreign and other tax laws and possible changes in tax law.

Spanish tax considerations

The following is a summary of material Spanish tax matters and is not exhaustive of all the possible tax consequences to you of the acquisition, ownership and disposition of ADSs or shares. This discussion is based upon the tax laws of Spain and regulations thereunder, which are subject to change, possibly with retroactive effect. This summary takes into account the amendments introduced on January 1, 2015 pursuant to Law 26/2014 of November 27 amending the Personal Income Tax Law and Non-Resident Income Tax Law.

Taxation of dividends

Under Spanish law, dividends paid by a Spanish resident company to a holder of ordinary shares or ADSs not residing in Spain for tax purposes and not operating through a permanent establishment in Spain are subject to Spanish Non-Resident Income Tax at a 20% rate from January 1, 2015 (19% from January 1, 2016 onwards).

We will withhold tax on the gross amount of dividends at the tax rates referred to above, following the procedures set forth by the Order of April 13, 2000. However, under the Treaty and subject to the fulfillment of certain requirements, you may be entitled to a reduced rate of 15%.

To benefit from the Treaty’s reduced rate of 15%, you must provide our depositary, JPMorgan Chase Bank, N.A., with a certificate from the U.S. Internal Revenue Service (the “IRS”) stating that to the knowledge of the IRS, you are a resident of the United States within the meaning of the Treaty. The IRS certificate is valid for a period of one year.

According to the Order of April 13, 2000, to get a direct application of the Treaty-reduced rate of 15%, the certificate referred to above must be provided to our depositary before the tenth day following the end of the month in which the dividends were distributable by us. If you fail timely to provide our depositary with the required documentation, you may obtain a refund of the amount withheld exceeding 15% that would result from the Spanish tax authorities in accordance with the procedures below.

A scrip dividend (see “Item 4. Information on the Company—A. History and development of the company—Principal Capital Expenditures and Divestitures—Recent events”) will be treated as follows:

•	If the holder of ordinary shares or ADSs elects to receive newly issued ordinary shares or ADSs it will be considered a delivery of fully paid-up shares free of charge and, hence, will not be considered income for purposes of the Spanish Non-Resident Income Tax. The acquisition value, both of the new ordinary shares or ADSs received in the scrip dividend and of the ordinary shares or ADSs from which they arise, will be the result of dividing the total original cost of the shareholder’s portfolio by the number of shares, both old and new. The acquisition date of the new shares will be that of the shares from which they arise.

•	If the holder of ordinary shares or ADSs elects to sell the rights on the market, the amount obtained from the sale of rights will be deducted from the acquisition value of the shares from which the rights arose. If the amount obtained from such sale is higher than the acquisition value of the shares from which the rights arose, the excess amount will be treated as a capital gain for the holder in the fiscal year in which the transfer takes place (please refer to “—Taxation of capital gains” below). Note that, pursuant to Law 26/2014, the tax treatment of this option will be modified from January 1, 2017 onwards. According to this amendment, the full amount obtained from the sale of rights will be treated as a taxable capital gain for the holder at the time the transfer takes place, provided the transfer occurs on or after January 1, 2017 (please refer to “—Taxation of Capital Gains” below).

•	If the holder of ordinary shares or ADSs elects to receive the proceeds from the sale of rights back to us at a fixed price, the tax regime applicable to the amounts received will be that applicable to cash dividends described above.

Spanish refund procedure

According to Spanish Regulations on Non-Resident Income Tax, approved by Royal Decree 1776/2004, dated July 30, 2004, as amended, and the Order EHA/3316 dated December 17, 2010, a refund of the amount withheld in excess of the rate provided by the Treaty can be obtained from the relevant Spanish tax authorities. To pursue the refund claim, if you are a U.S. resident entitled to the benefits of the Treaty, you are required to file all of the following:

•	the applicable Spanish Tax Form (currently, Form 210),

•	the certificate of tax residence referred to in the preceding section, and

•	evidence that Spanish Non-Resident Income Tax was withheld with respect to you.

For the purposes of the Spanish refund procedure, the holder must file Form 210 (together with the corresponding documentation) within the period from February 1 of the year following the year in which the Non-Resident Income Tax was withheld and ending four years after the end of the filing period in which we reported and paid such withholding taxes. The Spanish Revenue Office must make the refund within six months after the refund claim is filed. If such period lapses without receipt of the refund, the holder is entitled to receive interest for late payment on the amount of the refund claimed. For further details, prospective holders should consult their tax advisors.

You are urged to consult your own tax adviser regarding refund procedures and any U.S. tax implications of receipt of a refund.

Taxation of capital gains

Under Spanish law, any capital gains derived from the transfer of securities issued by Spanish tax residents are deemed to be Spanish-source income and, therefore, are taxable in Spain. If you are a U.S. resident, income from the sale of ADSs or shares will be treated as capital gains for Spanish tax purposes. Since January 1, 2015, Spanish Non-Resident Income Tax is levied at a 20% rate (19% from January 1, 2016 onwards) on capital gains realized by persons not residing in Spain for tax purposes who are not entitled to the benefit of any applicable treaty for the avoidance of double taxation. Capital gains and losses will be calculated separately for each transaction and losses may not be offset against capital gains.

Notwithstanding the above, capital gains derived from the transfer of shares on an official Spanish secondary stock market by any holder who is a resident of a country that has entered into a treaty for the avoidance of double taxation with Spain containing an “exchange of information” clause will be exempt from taxation in Spain. In addition, under the Treaty, if you are a U.S. resident, capital gains realized by you upon the disposition of ADSs or shares will not be taxed in Spain provided you have not held, directly or indirectly, 25% or more of our stock during the twelve months preceding the disposition of the stock. You are required to establish that you are entitled to this exemption by providing to the relevant Spanish tax authorities an IRS certificate of residence in the United States, together with the appropriate Spanish 210 Form, between January 1 and January 20 of the calendar year following the year in which the transfer of ADSs or shares took place.

Spanish wealth tax

Individuals not resident in Spain for tax purposes who hold shares or ADSs located in Spain are subject to the Spanish wealth tax (Spanish Law 19/1991), which imposes a tax on property and rights located in Spain or that can be exercised within the Spanish territory on the last day of any year. The Spanish tax authorities might take the view that all shares of Spanish corporations and all ADSs representing such shares are located in Spain for Spanish tax purposes. If such a view were to prevail, non-residents of Spain who held shares or ADSs on the last day of any year would be subject to the Spanish wealth tax for such year on the average market value of such shares or ADSs during the last quarter of such year (this average price of listed shares is published in the Official State Gazette every year). Law 4/2008 amended the Spanish wealth tax law, introducing a 100% tax rebate and eliminating the obligation to file any form for tax periods starting as of January 1, 2008. However, this 100% tax rebate was temporarily abolished by different legislation with effect as of the 2011 fiscal year, and was expected to be restored from January 1, 2015, but Law 36/2014 of December 26 has delayed it again until January 1, 2016. Notwithstanding the above, the first €700,000 of net wealth owned by an individual will be exempt from taxation.

As a result of the above legislation, non-residents of Spain who hold or held shares, ADSs, or other assets or rights located in Spain according to Spanish wealth tax law, on the last day of 2014 or 2015, the combined value of which exceeds €700,000 might be subject to the Spanish wealth tax on that excess amount at marginal rates varying between 0.2% and 2.5%, and would be obliged to file the corresponding wealth tax return.

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

Gifts granted to corporations non-resident in Spain are subject to Spanish Non-Resident Income Tax at a 20% tax rate from January 1, 2015 (19% from January 1, 2016 onward) on the fair market value of the shares as a capital gain. If the donee is a United States corporation, the exclusions available under the Treaty described in the section “—Taxation of capital gains” above will be applicable.

Transfer tax and VAT

The subscription, acquisition and transfer of ADSs or shares will be exempt from Spanish transfer tax and value-added tax. Additionally, no Spanish Stamp Duty or registration tax will be levied as a result of such subscription, acquisition and transfer.

Compliance

In certain circumstances, the Spanish tax authorities can impose penalties for any failure to comply with any of the Spanish tax requirements referred to above. Such penalties may in certain cases be based on the amount of tax payable.

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

Taxation of Distributions

To the extent paid out of our current or accumulated earnings and profits (as determined in accordance with U.S. federal income tax principles), distributions, including the amount of any Spanish withholding tax, made with respect to ADSs or shares (other than certain pro rata distributions of our capital stock or rights to subscribe for shares of our capital stock) will be includible in the income of a U.S. Holder as foreign-source ordinary dividend income. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. These dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s (or in the case of ADSs, the depositary’s) receipt of the dividends, and will not be eligible for the “dividends-received deduction” generally allowed to corporations receiving dividends from U.S. corporations under the Code. The amount of the distribution will equal the U.S. dollar value of the euros received, calculated by reference to the exchange rate in effect on the date that distribution is received (which, for U.S. Holders of ADSs, will be the date that distribution is received by the depositary), whether or not the depositary or U.S. Holder in fact converts any euros received into U.S. dollars at that time. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect thereof. A U.S. Holder may have foreign currency gain or loss if the euros are converted into U.S. dollars after the date of receipt. Any gain or loss resulting from the conversion of euros into U.S. dollars will be treated as ordinary income or loss, as the case may be, and will be U.S.-source.

A scrip dividend (see “Item 4. Information on the Company—A. History and development of the company—Principal Capital Expenditures and Divestures—Recent Events”) will be treated as a distribution of cash, even if a U.S. Holder elects to receive the equivalent amount in shares. In that event, the U.S. Holder will be treated as having received the U.S. dollar fair market value of the shares on the date of receipt, and that amount will be the U.S. Holder’s tax basis in those shares. The holding period for the shares will begin on the following day.

Subject to generally applicable limitations that may vary depending upon a U.S. Holder’s individual circumstances, the discussion above regarding concerns expressed by the U.S. Treasury, and the discussion of the passive foreign investment company rules below, under current law, dividends paid to certain non-corporate U.S. Holders may be taxable at rates applicable to long-term capital gains. A U.S. Holder must satisfy minimum holding period requirements in order to be eligible to be taxed at these favorable rates. Non-corporate U.S. Holders are urged to consult their own tax advisers regarding the availability of the reduced rate on dividends in their particular circumstances.

Subject to certain generally applicable limitations that may vary depending upon a U.S. Holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, a U.S. Holder will be entitled to a credit against its U.S. federal income tax liability for Spanish income taxes withheld at a rate not exceeding the rate provided by the Treaty. Spanish income taxes withheld in excess of the rate applicable under the Treaty will not be eligible for credit against a U.S. Holder’s federal income tax liability. See “—Spanish tax considerations—Spanish refund procedure” for a discussion of how to obtain amounts withheld in excess of the applicable Treaty rate. The limitation on foreign taxes eligible for credit is calculated separately with regard to specific classes of income. Instead of claiming a credit, a U.S. Holder may, at its election, deduct such otherwise creditable Spanish taxes in computing taxable income, subject to generally applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

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

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for the 2014 taxable year. However, because our PFIC status depends upon the composition of our income and assets and the fair market value of our assets (including, among others, less than 25% owned equity investments)

from time to time, and upon certain proposed Treasury Regulations that are not yet in effect but are proposed to become effective for taxable years after December 31, 1994, there can be no assurance that we were not or will not be a PFIC for any taxable year.

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

F. Dividends and paying agents

Not Applicable.

G. Statement by experts

Not Applicable.

H. Documents on display

We are subject to the information requirements of the Exchange Act, except that as a foreign issuer, we are not subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, we file or furnish reports and other information with the SEC. Reports and other information filed or furnished by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, N.E., Washington, D.C. 20549, and at the SEC’s regional offices at 200 Vesey Street, Suite 400, New York, New York 10281-1022 and 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604. Copies of such material may also be inspected at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, on which our ADSs are listed. In addition, the SEC maintains a website that contains information filed electronically with the SEC, which can be accessed on the internet at http://www.sec.gov. The information contained on this website does not form part of this annual report on Form 20-F.

I. Subsidiary information

Not Applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Introduction

Our risk management activities involve the integrated qualification and quantification of the different types of risk (credit risk, operational risk, reputational risk and market risk) which are assumed by our business units in their activities.

We have divided this section into the following ten parts:

•	Corporate risk management and control principles;

•	Corporate governance of the risk function;

•	Risk management and control model;

•	Credit risk;

•	Market risk;

•	Liquidity and funding risk;

•	Operational risk;

•	Compliance, conduct and reputational risk;

•	Model risk; and

•	Capital management and control of capital risk.

Part 1. Corporate risk management and control principles

The Group’s risk policy focuses on maintaining a predictable medium-low risk profile for all its risks, and its risk management model is a key factor in achieving the Group’s strategic objectives.

Risk management is governed by the following basic principles, which are in line with the Group’s strategy and business model and take into account the recommendations of the supervisory and regulatory bodies.

•	A risk culture common to the organization as a whole. It consists of a series of attitudes, values, skills and guidelines for action vis-à-vis risks that are integrated in all processes, including change management and strategic and business planning decision-making. It is implemented through the direct involvement of our senior management in risk management and decision-making, remuneration schemes that are aligned with risk appetite, training processes at all levels of the organization, robust control mechanisms and a complete, detailed regulatory framework of risk management and control policies and processes.

•	Independence of the risk function, encompassing all risks and appropriately separating the risk generating units from those responsible for risk control and having sufficient authority and direct access to management and governing bodies responsible for setting and supervising risk strategy and policies.

•	The consideration of all risks on an integrated basis as an objective for the appropriate management and control thereof, including both directly originated risks and those originated indirectly (e.g. by third parties including suppliers).

•	An organizational and governance model that assigns management and control officers to all risks, while maintaining the principle of independence, and which has clear, coherent reporting mechanisms at each Group subsidiary and from these to parent level management.

•	Decision-making functions are apportioned in accordance with the powers and responsibilities attributed to each risk managing unit, mainly through consensus, which is considered to be an effective instrument for conducting the appropriate analysis and providing different perspectives to be taken into consideration in risk management.

•	The Group encourages the use of common management procedures among Group subsidiaries, without prejudice to their adaptation to regulations, supervisory requirements and each unit’s level of progress.

•	These procedures include the formulation and monitoring of risk appetite and, accordingly, the Group evaluates the level and type of risks it considers reasonable to assume in the performance of its business strategy and the development thereof within limits that are objective, verifiable and consistent with the risk appetite for each relevant activity, as well as the use of scenario analysis and a forward-looking monitoring of risks in management processes, using advanced models and metrics and establishing a control, reporting and escalation framework to ensure that risks are identified and managed from different perspectives.

Part 2. Corporate governance of the risk function

2.1. Corporate risk governance structure

The board of directors is responsible for the approval of the Group’s general policies and strategies and, in particular, its general risk policy.

In addition to the executive committee, which also oversees risk, the board has a risk supervision, regulation and compliance committee.

2.1.1. The risk supervision, regulation and compliance committee

This committee’s purpose is to assist the board in the oversight and control of risk, the formulation of the Group’s risk policies, relationships with supervisory bodies, and regulation and compliance.

By resolution of the 2014 annual general meeting and at the proposal of the board, this committee was created in line with the European CRD IV Directive and best market practices. It comprises external or non-executive directors, with a majority of independent directors, and is chaired by an independent director.

The functions of the risk supervision, regulation and compliance committee are as follows:

•	To support and advise the board on formulating and assessing risk policies for the Group and establishing the risk propensity and risk strategy.

•	To provide the board with assistance in the oversight of the application of the risk strategy.

•	To conduct systematic reviews of the Group’s exposure to its main customers, economic activity sectors, geographical areas and types of risk.

•	To be acquainted with and measure the management tools, improvement initiatives, project development and any other relevant risk control actions, including the policy on internal risk models and their internal validation.

•	To support and advise the board in its relationship with supervisors and regulators in the various countries in which the Group has a presence.

•	To supervise compliance with the general code of conduct, with the anti-money laundering and financing of terrorism manuals and procedures and, in general, with the Bank’s rules of governance and compliance program, and to make appropriate proposals for improvement.

•	To supervise the Group’s governance and compliance policies and rules and, in particular, the adoption of the steps and measures arising from the reports or inspections conducted by the administrative supervision and control authorities.

•	To monitor and assess legislative proposals and regulatory developments that may have an impact on the Group.

2.1.2. The executive risk committee (CDR)

The executive risk committee is a body with risk-management powers delegated by the board and it makes decisions within the scope of those powers to ensure that the Group’s risk profile derived from its business strategy is in line with the risk appetite limits and global policies approved by the board.

The CDR is chaired by an executive deputy chairman of the board, and comprises four additional board members.

The committee’s main responsibilities are as follows:

•	To determine the transactions that are outside the powers delegated to lower-ranking bodies and the overall limits for pre-classified risk categories for economic groups or in relation to exposure by type of risk.

•	To provide the risk supervision, regulation and compliance committee with the information it requires to perform the duties attributed to it by law, the Bylaws and the Rules and Regulations of the Board, without prejudice to the obligation to inform the board of directors, on a timely basis, of its risk management activities.

•	To monitor the Group’s general risk profile composed of all the risks detailed in the risk map.

•	To manage the Group’s exposure to its various customers, economic activity sectors, geographical areas and types of risk.

•	To authorize the management tools, improvement initiatives, project development and any other relevant risk control actions, including the policy on internal risk models and their internal validation.

•	To follow, within the scope of its activities, the indications issued by the supervisory authorities in the performance of their functions.

•	To ensure that the Group’s actions are consistent with the risk appetite previously established by the board of directors with the advice of the risk supervision, regulation and compliance committee, and to empower other lower-ranking committees or executives to assume risks.

2.1.3. Basic risk management committees

Some of the CDR’s powers have been delegated to corporate risk committees, which are structured by type of risk and activity, which facilitates the appropriate escalation process to enable final decisions to be made and the risk profile to be monitored on an ongoing basis.

2.2. Risk function responsibility model

2.2.1. Lines of defense

The Group follows a risk management and control model based on three lines of defense:

•	The first line of defense comprises the business units and support areas (including those specializing in risk) that originate the Bank’s risk exposure as part of their activity. These units are responsible for appropriately managing, monitoring and reporting the risk generated, which must be kept at a level consistent with the risk appetite and within authorized risk limits.

•	The second line of defense comprises risk control and oversight teams, including the compliance function. This second line seeks to ensure effective control of risks and seeks to ensure that risks are managed in accordance with the defined risk appetite level.

•	The Group’s internal audit function, as the third line of defense and in its role as the last control layer, performs regular assessments to ensure that the policies, methods and procedures are appropriate and checks their effective implementation.

The three lines of defense have sufficient levels of separation and independence for the effectiveness of the general framework not to be compromised and they act in a coordinated manner in order to maximize their efficiency and strengthen their effectiveness.

Over and above these lines of defense, the board committees and the executive risk committees, both at the Bank and unit level, are entrusted with the proper management and control of risk from the highest echelon of the organization.

2.2.2. Organizational risk function structure

The chief risk officer (CRO) is the head of the risk function and reports to an executive deputy chairman of the Bank who is a member of the board of directors and chairman of the executive risk committee.

The CRO, whose duties include advising on and overseeing executive decisions, reports separately to the risk supervision, regulation and compliance committee and to the board.

The risk management and control model has the following key features:

•	Specialist risk management, enabling the units to manage the risk they generate in accordance with the established policies and limits.

•	Control of financial, non-financial and transversal risks, checking, for each type of risk, that management and exposure are in keeping with the guidelines established by senior management.

•	Group-wide risk management, which involves taking a comprehensive holistic view of risk, assessing the Group’s global risk profile and verifying that it is consistent with the risk appetite and limit structure established by the board; and ensuring that the risk management and control systems are adequate and in line with the most stringent criteria and best practices observed in the industry and/or required by the regulators.

•	Development, in the sphere of risk, of reporting regulations, methodologies and infrastructure.

•	Planning and internal governance.

•	Internal validation of risk models in order to assess their suitability for management and regulatory purposes. The validation exercise consists of the review of the theoretical fundamentals of the model, the quality of the data used to build and calibrate the model, and its use and the associated governance process.

•	Control and coordination of regulatory projects to supervise the design and implementation of the best regulatory risk management standards at the Group and compliance with regulatory requirements in all countries in a consistent and efficient manner.

2.3. The Group’s relationship with subsidiaries regarding risk management

2.3.1. Alignment of units with the Bank

The risk management and control model at all Group units has a common set of basic principles. Beyond these principles and fundamentals, each unit tailors its risk management to local circumstances, within the framework of the corporate policies and structures characteristic of the Group’s risk management models.

One of the strengths of this model is the adoption of the best practices developed in each of the units and markets in which the Group is present. The corporate risk divisions pool and transfer these practices.

2.3.2. Committee structure

The Group units’ governing bodies are structured taking into account local regulatory and legal requirements and each unit’s size and complexity and are consistent with those of the Bank, as established in the internal governance framework, thus facilitating communication, reporting and effective control.

The subsidiaries’ managing bodies, in accordance with the internal governance framework in place at the Group, have their own model of (quantitative and qualitative) risk management powers and must adhere to the principles of conduct contained in the benchmark models and frameworks developed at the parent level.

Given its ability to take aggregate holistic, comprehensive view of all risks, the Bank reserves for itself the powers to validate and monitor the operations and management policies at the various units, to the extent that they affect the Group’s risk profile.

Part 3. Risk management and control model

The risk management and control model ensures that the risk profile remains within the levels set for the risk appetite and other limits. Similarly, it includes the adoption of the corrective and mitigating measures required to keep risk levels in line with the defined objectives.

The tools that help ensure that all the risks arising from the Group’s business activity are properly managed and controlled are described below.

3.1. Risk map

The risk map covers the main risk categories in which the Group has its most significant current and/or potential exposures, thus facilitating the identification of those risks. The risk map includes the following:

•	Financial risks:

•	Credit risk: risk that might arise from the failure to meet agreed-upon contractual obligations in financial transactions.

•	Trading market risk: risk which is incurred as a result of the possibility of changes in market conditions affecting the value of positions in the trading portfolios.

•	Liquidity risk: risk of non-compliance with payment obligations on time or of complying with them at an excessive cost.

•	Structural market risk: risk caused by the management of the various balance sheet items, including those relating to the adequacy of capital and those arising from the insurance and pensions businesses.

•	Non-financial risks:

•	Operational risk: the risk of incurring losses due to the inadequacy or failure of processes, staff and internal systems or due to external events.

•	Conduct risk: the risk caused by inappropriate practices in the Bank’s dealings with its customers, and the treatment and products offered to each particular customer and the adequacy thereof.

•	Compliance and legal risk: risk arising from non-compliance with the legal framework, internal rules or the requirements of regulators and supervisors.

•	Transversal risks:

•	Model risk: risk that includes losses arising from decisions based mainly on the results of models, due to errors in the design, application or use of the aforementioned models.

•	Reputational risk: risk of negative perception of the Bank by public opinion, its customers, investors or any other interested party.

•	Strategic risk: the risk that results diverge significantly from the Group’s strategy or business plan due to changes in general business conditions and risks associated with strategic decisions. This includes the risk of poor implementation of decisions or lack of capacity to respond to changes in the business environment.

•	Capital risk: risk that the capital of the Group or any of its entities is not sufficient in terms of quantity and/or quality to meet the regulatory minimum capital requirements set to operate as a bank; respond to market expectations regarding its creditworthiness and support business growth and strategic possibilities that might arise.

3.2. Group-wide risk management (GWRM)

GWRM involves the identification, evaluation, management and control of all risks, using a comprehensive perspective integrated in all levels of the organization. The implementation and coordinated management of all the components of GWRM make it possible to evaluate the Group’s risk profile and its global management on an ongoing basis, thus enhancing risk management capabilities at all levels of the organization.

The Group has launched the Santander Advanced Management program to expedite implementation of its strategic projects for improved risk management and control capacity, with a view to positioning the Group as the financial group having the best market practices in the current financial environment.

The program aims to achieve excellence in risk management, at both the parent and unit level, while at all times maintaining a focus on doing “more and better” business.

The scope of application of the program encompasses all Group units and ensures the use of a set of uniform management principles in the various regulatory and competitive environments.

3.3. Risk assessment

As part of its routine risk management, the Group identifies and assesses the financial and non-financial risks inherent to the business activity to which it is exposed in the various geographical areas in which it operates.

3.4. Risk appetite and limits structure

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

The board of directors is the body responsible for establishing and annually updating the Group’s risk appetite, for monitoring its actual risk profile and for ensuring consistency between the two. Risk appetite is measured both for the Group as a whole and for each of the main business units using a corporate methodology adapted to the circumstances of each unit/market. At the unit level, the boards of directors of the related subsidiaries are responsible for approving the respective risk appetite proposals once they have been validated by the Group.

3.4.1. Banking business model and fundamentals of the risk appetite

The definition and establishment of the Group’s risk appetite is consistent with its risk culture and its banking business model from the risk perspective. The main features defining the business model, which form the basis of the risk appetite at the Group, are as follows:

•	A predictable general medium-low risk profile based on a diversified business model focusing on retail banking with a diversified international presence and significant market shares, and a wholesale banking model which prioritizes the relationship with the customer base in the Group’s principal markets.

•	A stable, recurring earnings generation and shareholder return policy based on a strong capital and liquidity base and a strategy to effectively diversify sources and maturities.

•	A corporate structure based on autonomous subsidiaries that are self-sufficient in capital and liquidity terms, minimizing the use of non-operating or purely instrumental companies, and ensuring that no subsidiary has a risk profile that might jeopardize the Group’s solvency.

•	An independent risk function with direct and active involvement of senior management to foster a strong risk culture focused on protecting and ensuring an adequate return on capital.

•	Maintaining a management model that ensures that all risks are viewed in a global interrelated manner through a robust corporate risk control and monitoring environment with global responsibilities spanning all risks, all businesses, and all geographical areas.

•	A business model that focuses on the products with respect to which the Group considers that it has sufficient knowledge and management capacity (systems, processes and resources).

•	The conduct of the Group’s business activity on the basis of a behavior model that safeguards the interests of its customers and shareholders.

•	The availability of sufficient and adequate human resources, systems and tools in order to enable the Group to maintain a risk profile consistent with the established risk appetite, at both global and local levels.

•	The application of a compensation policy with the incentives required to ensure that the individual interests of employees and executives are in line with the corporate risk appetite framework and that the incentives are consistent with the Group’s long-term earnings performance.

3.4.2. Corporate risk appetite principles

The Group’s risk appetite is governed by the following principles at all the entities:

•	Responsibility of the board and of senior executives. The board of directors of the Bank is the body ultimately responsible for establishing the risk appetite and its supporting regulations, as well as for overseeing compliance therewith.

•	Integral view of risk, involving the verification and monitoring of the risk profile. The risk appetite should take into consideration all the significant risks to which the Group may be exposed, providing an aggregate view of the Group’s risk profile through the use of quantitative metrics and qualitative indicators.

•	Future risk estimate. The risk appetite should take into consideration the desirable risk profile at the present time and in the medium term considering both the most likely circumstances and stress scenarios.

•	Links with strategic and business plans and integration in management. The risk appetite is a benchmark in strategic and business planning.

•	Risk appetites that are consistent across the various units and risk language that is common to the entire organization.

•	Periodic review, ongoing checking and adaptation to best practices and regulatory requirements.

3.4.3. Limits, monitoring and control structure

The risk appetite exercise is performed annually and includes a series of metrics and related limits that set out in quantitative and qualitative terms the maximum risk exposure that each Group entity and the Group as a whole are willing to assume. Compliance with risk appetite limits is subject to ongoing monitoring.

3.4.4. Pillars of the risk appetite metrics

Risk appetite is expressed through limits on quantitative metrics and qualitative indicators that measure the Group’s exposure or risk profile by type of risk, portfolio, segment and business line, in both current and stressed conditions. The aforementioned risk appetite metrics and limits are structured around five main pillars that define the position that the Group’s senior management wishes to adopt or maintain in developing its business model.

•	The volatility in the income statement that the Group is willing to tolerate.

•	The solvency position the Group wishes to maintain.

•	The minimum liquidity position the Group wishes to have.

•	The maximum concentration levels that the Group considers it reasonable to assume.

•	Qualitative aspects and complementary metrics.

3.5. Scenario analysis

We conduct advanced risk management through the analysis of the impact that various scenarios in the environment in which we operate might cause. These scenarios are expressed in terms of both macroeconomic variables and other variables that affect management.

Scenario analysis is a very useful tool for senior management since it allows them to test the our resistance to stressed environments or scenarios and to implement a series of measures to reduce our risk profile vis-à-vis such scenarios.

The main uses of scenario analysis are described below:

•	Regulatory uses: in which stress tests of scenarios are performed under guidelines set by the regulator. This group of uses includes, for example, the stress tests (comprehensive assessment and stress tests) requested in 2014 by the European Central Bank using the methodology set by the European Banking Authority (EBA).

•	Internal capital (ICAAP) or liquidity adequacy assessment processes where, although the regulator can impose certain requirements, the Bank develops its own methodology to assess its capital and liquidity levels vis-à-vis various stress scenarios. These tools enable capital and liquidity management to be planned.

•	Risk appetite. This contains stressed metrics on which maximum loss levels (or minimum liquidity levels) are established that the Bank does not wish to exceed.

•	Daily risk management. Scenario analysis is used in budgetary processes for provisions and other balance-sheet aggregates by type of risk, in the generation of commercial risk approval policies, in senior management’s overall analysis of risk or in specific analyses of the profiles of activities or portfolios.

Corporate scenario analysis project

In response to increasing regulatory pressure and the need for advanced risk management, in 2014 a project was launched to develop a robust scenario analysis structure at the parent level; it is expected that the project will be extended to include the Group’s main units in 2015. This project consists of three main pillars:

•	Scenario analysis tool: implementation of an advanced loss-estimation tool with more robust, automated data handling and a multi-user operating environment.

•	Governance: review of the governance framework for scenario analysis exercises in order to adapt to the increasing importance of these analyses, increased regulatory pressures and best market practices.

•	Stress methodologies: preparation of plans to develop advanced mathematical stress models to improve risk predictability, taking into account the organization’s calculation capabilities.

3.6. Living wills (recovery and resolution plans)

The Group was the first international financial institution considered to be globally systemic by the Financial Stability Board to present (in 2010) its living will (the most important portion of which describes the measures that the entity would have available to overcome a highly severe crisis situation by itself) to its consolidated supervisor (at that time the Bank of Spain).

In 2014, the fifth version of the corporate living will was prepared. The living will comprises the Parent company living will (corresponding to Banco Santander, S.A.) and the individual living wills for the most important local units (the U.K., Brazil, Mexico, the US, Germany, Argentina, Chile, Poland and Portugal), thus complying with the commitment made by the Bank to the competent authorities in 2010.

The Group’s senior management is fully involved in the preparation and periodic monitoring of the content of the living wills by holding specific committee meetings of a technical nature, as well as for monitoring at the institutional level, and this ensures that the content and structure of documents are adapted to local and international crisis management legislation, which has been in continuous development in recent years.

The Parent company living will is approved by the board of directors or by the executive committee and the executive risk committee, exercising the functions delegated to them. In turn, the individual living wills are approved by local bodies, always in coordination with the Group since they are part of the Parent company living will.

3.7. Independent reporting

One of the key features of the management model is the risk reporting framework, which sets standards that ensure a consolidated view of all risks and facilitates decision-making by the board of directors and senior management.

Accordingly, in 2014 the Group launched a project to ensure that risk reporting to senior management includes the basic principles defined in Risk Data Aggregation, which are summarized in terms of the following cornerstones:

•	Governance: a governance system and taxonomy are established for the data and reporting life cycles.

•	Database architecture: this supports the Bank’s ability to aggregate all the risk data in a reliable manner, thereby ensuring that they are accurate, comprehensive, complete, traceable, updated in a timely fashion, adaptable to requirements and flexible.

•	Preparation of risk reports for senior management.

3.8. Internal risk control framework

The risk management model has an internal control environment that ensures appropriate control of all risks and provides an integrated view thereof. This control is performed at all the Group’s units and for each type of risk in order to ensure that the Group’s exposures and overall risk profile are within the framework of the mandates established by both the board of directors and the regulators.

The main functions ensuring effective risk control are:

•	the supervision and aggregate consolidation of all risks. The risk unit, both at the Parent company level and at each unit, performs the function of supervising all risks with the aim of questioning or independently challenging risk management and risk control mechanisms, providing value judgments and elements to support decision-making by senior management.

•	the assessment of internal control mechanisms. This consists of a periodic systematic review of all the necessary control processes and procedures in order to guarantee that they are effective and in force.

•	integrated risk control and internal risk validation. The main activities performed by the integrated risk control function include:

•	Verifying that the management and control systems for the various risks inherent in the Group’s activities comply with the most stringent criteria and the best practices observed in the industry and/or required by regulators.

•	Overseeing the adequate compliance, in due time and form, with any recommendations on risk management and control made as a result of inspections conducted by internal audit and by the supervisors to which the Group is subject.

This function has global and corporate scope, encompassing all risks, all businesses and all geographical areas. Performance of this function is based on an internally-developed methodology and a set of tools that support the function, in order to systematize its operation and tailor it to the Group’s specific requirements. As a result, it is possible to formalize application of this methodology and to render it traceable and targetable.

The internal validation of risk models function provides essential support to the executive risk committee and the local and corporate risk committees in the performance of their duties to authorize the use of the models (for management and regulatory purposes) and to review them regularly.

To this end, a fully independent specialized unit of the Group issues an expert opinion on the adequacy of the internal models for the intended internal management and/or regulatory purposes (calculation of regulatory capital, level of provisions, etc.), expressing a conclusion on their robustness, usefulness and effectiveness.

At the Group, internal validation covers all models used in the risk function, i.e. credit, market, structural and operational risk models and economic and regulatory capital models. The scope of the validation includes not only the more theoretical or methodological aspects, but also the technology systems and the data quality that underpin the effective operation of the models and, in general, all the relevant aspects of risk management (controls, reporting, uses, involvement of senior management, etc.).

This function is performed at a global and at the Parent company level in order to ensure uniformity of application, and is implemented through five regional centers located in Madrid, London, São Paulo, Boston and Wroclaw (Poland). From a functional standpoint, these regional centers are fully accountable to the corporate center, which makes it possible to ensure consistency in the performance of their activities.

•	Control by the compliance function that the risks assumed are compliant with the legal framework, internal regulations and regulatory and supervisory requirements.

•	Assessment by the internal audit function, as the third line of defense, provides an independent review of the first two lines of defense, thus ensuring that the policies, methods and procedures are appropriate and are integrated in management of risk.

Internal audit is a permanent parent-level function that is independent of any other Group function or unit, and its purpose is to support the board of directors and senior management by providing additional safeguards related to the matters mentioned above, thus contributing to the protection of the organization and its reputation.

Part 4. Credit risk

4.1 Introduction to the treatment of credit risk

Credit risk is the possibility of loss stemming from the total or partial failure of our customers or counterparties to meet their financial obligations to the Group.

We manage credit risk through segmentation based on three categories of customers:

•	The individuals segment includes all individuals, except for those engaging in a business activity. This segment is in turn divided into various sub-segments based on income levels, which makes it possible to tailor risk management to each type of customer.

•	The SMEs, companies and institutions segment includes legal entities and individuals engaging in a business activity. It also includes public-sector entities in general and not-for-profit private-sector entities.

•	The global wholesale banking segment comprises corporate customers, financial institutions and sovereigns, which make up a closed list of entities that is reviewed on an annual basis. Inclusion of an entity on this list is determined on the basis of a comprehensive analysis of the enterprise (business, countries in which it operates, types of products used, level of income it represents for the Bank, length of relationship with the customer, etc.).

The Group has a mainly retail profile, with 85% of its total risk exposure being generated by its commercial banking business.

4.2 Main data and variations

Following are the main data relating to credit risk arising in our business:

MAIN AGGREGATES—RISK MANAGEMENT*

	Credit risk exposure to customers (1) (millions of euros)		Non-performing loans ratio (%)		Coverage ratio (%)
	2014	2013	2014	2013	2014	2013
Continental Europe	308,205	312,167	8.93	9.13	57.2	57.3
Spain	182,974	189,783	7.38	7.49	45.5	44.0
Santander Consumer Finance (1)	63,654	58,628	4.82	4.01	100.1	105.3
Portugal	25,588	26,810	8.89	8.12	51.8	50.0
Poland	18,920	18,101	7.42	7.84	60.3	61.8
UK	256,337	235,627	1.79	1.98	41.9	41.6
Latin America	167,065	146,392	4.65	5.00	84.7	85.4
Brazil	90,572	79,216	5.05	5.64	95.4	95.1
Mexico	27,893	24,024	3.84	3.66	86.1	97.5
Chile	33,514	31,645	5.97	5.91	52.4	51.1
Argentina	5,703	5,283	1.61	1.42	143.3	140.4
US	72,477	44,372	2.54	2.60	192.8	86.6
Puerto Rico	3,871	4,023	7.45	6.29	55.6	61.6
Santander Bank NA	45,825	40,349	1.41	2.23	109.4	93.6
SC USA	22,782	—	3.97	—	296.2	—

Total Group	804,084	738,558	5.19	5.64	67.2	61.7

(1)	Including gross loans and advances to customers, guarantees and documentary credits.

In 2014, our credit risk exposure to customers increased by 9%. This growth was experienced across-the-board, with the exception of Spain, Portugal and Puerto Rico. The Group’s non-performing loans ratio fell to 5.19%. The coverage ratio was approximately 67%, positively impacted by the relatively high proportion of mortgage portfolios (especially in the U.K. and Spain), which require lower provisions since they are secured by collateral.

4.3. Detail of the main geographical areas

Following is a description of the portfolios in the geographical areas where the Group’s risk concentration is highest.

4.3.1. United Kingdom

Credit risk exposure to U.K. customers amounted to €256,337 million at the end of December 2014, and represented 32% of the Group total.

Due to its importance, not only to Santander UK, but also to the Group’s lending activity as a whole, the mortgage loan portfolio (which totaled €193,048 million at the end of December 2014) must be highlighted.

This portfolio is composed of first-mortgage home purchase or refurbishment loans to new and existing customers, since we do not grant transactions involving second or successive mortgages.

The property on which the mortgage guarantee is constituted must always be located in the U.K., regardless of where the funding is to be employed, except for certain one-off transactions. Loans may be granted for the purchase of residences abroad, but the mortgage guarantee must in all cases be constituted on a property located in the U.K..

Geographically speaking, the credit risk exposure is concentrated mainly in the South East of the country, particularly in the metropolitan area of London, where house price indices reflect a more stable behavior, even in times of economic slowdown.

All properties are appraised independently prior to the approval of each new transaction, in accordance with the Group’s risk management policies.

For mortgage loans that have already been granted, the appraised value of the mortgaged property is updated quarterly by an independent agency using an automatic appraisal system in accordance with standard procedure in the market and in compliance with current legislation.

The non-performing loans ratio of the mortgage segment fell from 1.88% in 2013 to 1.64% at 2014 year-end. This decrease in the non-performing loans ratio was based on the performance of non-performing loans, which improved significantly as a result of the more favorable macroeconomic environment and the increase in re-performing loans due to the improved efficiency of the recovery teams.

The credit policies limit the maximum loan-to-value ratio to 90% for loans on which principal and interest are repaid and to 50% for loans on which interest is paid periodically and the principal is repaid on maturity.

Current credit risk policies expressly prohibit loans considered to be high risk (subprime mortgages), and establish demanding requirements regarding the credit quality of both loans and customers. For example, the granting of mortgage loans with LTVs exceeding 100% has been forbidden since 2009.

Another indicator of the sound performance of the portfolio is the small volume of foreclosed properties, which amounted to €75 million at the end of December 2014. The efficient management of foreclosures, coupled with the existence of a dynamic market for foreclosed homes, makes it possible to sell these properties in a short span of time (on average approximately 18 weeks during 2014).

4.3.2. Spain

Portfolio overview

Total credit risk exposure in Spain (including guarantees and documentary credits but excluding the discontinued real estate operations unit discussed below) amounted to €182,974 million (23% of the Group total), with an adequate degree of diversification in terms of both products and customer segments.

Although in 2014 , lending was still down by 4% compared with 2013, the second half of the year witnessed moderate growth figures, reflecting the improved economic situation and the various strategies implemented and marking a turning point in the downward trend in total credit risk exposure. The non-performing loans ratio for the total portfolio stood at 7.38% and the coverage ratio rose to 45%.

Portfolio of home purchase loans to families

Home purchase loans granted to families in Spain stood at €52,942 million at 2014 year-end. Of this amount, 99% was secured by mortgages.

In millions of euros	12/31/14
	Gross amount	Of which: Non- performing
Home purchase loans to families	52,942	3,059
Without mortgage guarantee	493	61
With mortgage guarantee	52,449	2,998

The risk profile of the home purchase mortgage loan portfolio in Spain remained at a medium-low level.

•	All mortgage transactions include principal repayments from the very first day.

•	Prepayment is common practice and, accordingly, the average life of the transactions is far shorter than their contractual term.

•	Debtors provide all their assets as security, not just the home.

•	High quality of collateral, since the portfolio consists almost exclusively of principal-residence loans.

•	Stable average debt-to-income ratio at around 29%.

•	73% of the portfolio has an LTV of less than 80%. In 2014, a re-appraisal encompassing substantially all the mortgage portfolio was conducted, in keeping with supervisory requirements.

The following table sets forth the loan to value ratio of our home purchase loan portfolio with mortgage guarantee in Spain as of December 31, 2014, taking into account guarantee updated values:

	12/31/14
	Loan to value ratio
In millions of euros	Less than or equal to 40%	More than 40% and less than 60%	More than 60% and less than 80%	More than 80% and less than or equal to 100%	More than 100%	Total
Initial gross amount	5,113	10,071	22,855	11,155	3,255	52,449
Of which: Non-performing	90	228	685	694	1,301	2,998

For internal management purposes, the Group updates the LTV ratios at least once a year, taking into consideration published house price indices. Also, if a debtor becomes non-performing the Group updates the appraisals undertaken by valuers, which are taken into account in the estimate of impairment losses.

Companies portfolio

The €96,884 million of direct credit risk exposure to SMEs and companies constitute the most important lending segment in Spain, representing 53% of the total.

94% of the portfolio relates to customers to which an analyst has been assigned who monitors the customer on an ongoing basis in all the phases of the risk cycle.

The non-performing loans ratio of this portfolio stood at 8.91% in 2014, impacted mainly by the decrease in lending.

Real estate business

The Group manages, as a separate unit, its real estate business, which includes loans to customers engaging mainly in property development, for which a specialized management model is in place, the investment in SAREB and foreclosed assets.

In recent years, the Group’s strategy has been geared towards reducing these assets. The changes in gross property development loans to customers were as follows:

	Millions of euros
	12/31/14	12/31/13	12/31/12
Balance at beginning of year (net)	12,105	15,867	23,442
Foreclosed assets	(357)	(848)	(930)
Reductions (1)	(2,015)	(2,114)	(5,670)
Charged-off assets	(384)	(800)	(975)

Balance at end of year (net)	9,349	12,105	15,867

(1)	Includes sales of portfolios, cash recoveries and third-party subrogations.

The NPL ratio of this portfolio ended the year at 67.3% (compared with 61.7% at December 2013) due to the increase in the proportion of non-performing assets in the problem loan portfolio and, in particular, to the sharp reduction in lending in this segment. The table below shows the distribution of the portfolio. The coverage ratio of the real estate exposure in Spain stands at 42.5%.

Millions of euros	12/31/14
	Gross amount	Excess over collateral value	Specific allowance
Financing for construction and property development recorded by the Group’s credit institutions (business in Spain)	9,349	4,218	3,974
Of which: Non-performing	6,292	3,175	3,400
Of which: Substandard	1,529	623	574
Memorandum item: charged-off assets	1,888

Memorandum item: Data from the public consolidated balance sheet	12/31/14
Millions of euros	Carrying amount
Total loans and advances to customers excluding the public sector (business in Spain)	154,906
Total consolidated assets	1,266,296
Impairment losses and credit risk allowances. Collective coverage (business in Spain)	253

The Group calculates the loan loss allowance individually as the difference between the carrying amount of the debt and the present value of its estimated cash flows over the life of the agreement, including those from the guarantees, less costs to sell.

At year-end, the concentration of this portfolio was as follows:

Loans: Gross amount
12/31/14
1. Without mortgage guarantee	1,011
2. With mortgage guarantee	8,338
2.1 Completed buildings	4,440
2.1.1 Residential	2,096
2.1.2 Other	2,344
2.2 Buildings under construction	546
2.2.1 Residential	457
2.2.2 Other	89
2.3 Land	3,352
2.3.1 Developed land	2,882
2.3.2 Other land	470

Total	9,349

Policies and strategies in place for the management of these risks

The policies in effect for the management of this portfolio, which are reviewed and approved on a regular basis by the Group’s senior management, are currently geared towards reducing and securing the outstanding exposure, albeit without neglecting any viable new business that may be identified.

In order to manage this credit exposure, the Group has specialized teams that not only form part of the risk areas but also supplement the management of this exposure and cover the entire life cycle of these transactions: commercial management, legal procedures and potential recovery management.

As has already been discussed in this section, the Group’s proactive management of these risks enabled it to significantly reduce its exposure, and it has a granular, geographically diversified portfolio in which the financing of second residences accounts for a very small proportion of the total.

Mortgage lending on non-urban land represents a low percentage of mortgage exposure to land, while the remainder relates to land already classified as urban or approved for development.

The significant reduction of exposure in the case of residential financing projects in which the construction work has already been completed was based on various actions. As well as the specialized marketing channels already in existence, campaigns were carried out with the support of specific teams of managers for this function who, in the case of the Santander Network, were directly supervised by the recoveries business area. These campaigns, which involved the direct management of the projects with property developers and purchasers, reducing sale prices and adapting the lending conditions to the buyers’ needs, enabled loans already in force to be subrogated. These subrogations enable the Group to diversify its risk in a business segment that displays a clearly lower non-performing loans ratio.

The loan approval processes are managed by specialist teams which, working in direct coordination with the sales teams, have a set of clearly defined policies and criteria:

•	Property developers with a robust solvency profile and a proven track record in the market.

•	Strict criteria regarding the specific parameters of the transactions: exclusive financing for the construction cost, high percentages of accredited sales, principal residence financing, etc.

•	Support of financing of government-subsidized housing, with accredited sales percentages.

•	Restricted financing of land purchases, subject to restoring a sufficient level of coverage in existing financing arrangements or to obtaining increased collateral.

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

The management of on-balance-sheet property assets is performed by companies that specialize in the sale of property, which is supplemented by the commercial network structure. The sale prices are reduced in line with market conditions.

Foreclosed properties

As a last resort, the acquisition and foreclosure of property assets is one of the mechanisms adopted in Spain in order to manage the portfolio efficiently. At December 31, 2014, the net balance of these assets amounted to €4,597 million (gross amount: €9,760 million; recognized allowance: €5,163 million).

The following table shows the detail of the assets foreclosed by the businesses in Spain at the end of 2014:

Millions of euros	12/31/14
	Carrying amount	Of which: Allowance
Property assets from financing provided to construction and property development companies	3,648	4,443
Of which:
Completed buildings	1,182	930
Residential	514	415
Other	668	515
Buildings under construction	465	449
Residential	465	449
Other	—	—
Land	2,001	3,064
Developed land	723	1,065
Other land	1,278	1,999
Property assets from home purchase mortgage loans to households	949	720
Other foreclosed property assets	—	—

Total property assets	4,597	5,163

Equity instruments, ownership interests and financing provided to non-consolidated companies holding these assets	473	924

Total	5,070	6,087

In recent years, the Group has considered foreclosure to be a more efficient method for resolving cases of default than legal proceedings. The Group initially recognizes foreclosed assets at the lower of the carrying amount of the debt (net of provisions) and the fair value of the foreclosed asset (less estimated costs to sell). If fair value (less costs to sell) is lower than the net value of the debt, the difference is recognized under Impairment losses on financial assets (net)—Loans and receivables in the consolidated income statement for the year. Subsequent to initial recognition, the assets are measured at the lower of fair value (less costs to sell) and the amount initially recognized. The fair value of this type of assets is determined by the Group’s directors based on evidence obtained from qualified valuers or evidence of recent transactions.

The changes in foreclosed properties were as follows:

	Thousands of millions of euros
	2014	2013
Gross additions	1.8	1.9
Disposals	(0.9)	(0.9)
Difference	0.9	1.0

4.3.3. Brazil

The loan portfolio in Brazil amounts to €90,572 million (11.2% of the Group total), is adequately diversified and has a predominantly retail profile, with 51% of loans granted to individuals, consumer finance and SME customers.

In 2014, the portfolio grew by 5.13% (excluding changes in exchange rates) as compared with 7.1% in 2013. This growth is in line with the average performance of private banks in Brazil. The non-performing loans ratio ended the year at 5.05%, down from 5.64% at 2013 year-end, and the NPL coverage ratio stood at 95% at the end of December 2014.

4.4. Credit risk from other standpoints

4.4.1. Credit risk from financial market operations

This concept includes the credit risk arising in treasury operations with customers, mainly credit institutions. These operations are performed using both money market financing products arranged with various financial institutions and products with counterparty risk intended to provide service to the Group’s customers.

As defined in Chapter 6 of the CRR (Regulation (EU) No 575/2013), counterparty credit risk is the risk that the counterparty to a transaction could default before the final settlement of the transaction’s cash flows. These products include the following types of transactions: derivative instruments, repurchase agreements, securities or commodities lending transactions, deferred settlement transactions and guarantee financing transactions.

The Group uses two methods to measure its exposure to this risk: a mark-to-market method (replacement cost for derivatives or amount drawn down for committed facilities) including an add-on for potential future exposure; and another method, introduced in mid-2014 for certain regions and products, which calculates exposure using Monte Carlo simulations. Calculations are also performed of capital at risk or unexpected loss (i.e. the loss which, once the expected loss is subtracted, constitutes the economic capital, net of guarantees and recoveries).

When the markets close, the exposures are recalculated by adjusting all the transactions to their new time horizon, the potential future exposure is adjusted and mitigation measures are applied (netting arrangements, collateral arrangements, etc.) so that the exposures can be controlled daily against the limits approved by senior management. Risk control is performed using an integrated, real-time system that enables the Group to know at any time the unused exposure limit with respect to any counterparty, for any product and maturity and at any Group unit.

4.4.2. Concentration risk

Concentration risk control is key to the risk management process. The Group continuously monitors the degree of credit risk concentration, by country, sector and customer group.

The board of directors, by reference to the Group’s risk appetite, determines the maximum levels of concentration over risk appetite and limit structure. In keeping with the risk appetite, the executive risk committee establishes the risk policies and reviews the appropriate exposure limits to ensure the adequate management of credit risk concentration.

The Group is subject to the regulation of “large exposures” contained in Part Four of CRR (Regulation (EU) No 575/2013), according to which an institution’s exposure to a customer or group of connected customers is considered a “large exposure” where its value is equal to or exceeds 10% of its eligible capital. Additionally, in order to limit large exposures, an institution may not incur an exposure to a customer or group of connected customers the value of which exceeds 25% of its eligible capital, after taking into account the effect of the credit risk mitigation contained in the Regulation.

At the end of December 2014, after applying risk mitigation techniques and the regulations applicable to large exposures, the exposure to each of the reported groups was below 4.7% of eligible capital, with the exception of one central counterparty in the EU, the exposure to which stood at 7.3%.

For its part, the Group’s regulatory credit exposure to the 20 largest groups classified as large exposures accounted for 5.5% of the credit risk exposure to customers (lending plus off-balance-sheet exposures). The regulatory credit exposure to the top 10 international financial institutions (IFIs) amounted to €18,378 million.

The Group’s risk division works closely with the finance division in the active management of credit portfolios, which includes reducing the concentration of exposures through several techniques, such as the arrangement of credit derivatives for hedging purposes or the performance of securitization transactions, in order to optimize the risk/return ratio of the total portfolio.

The detail, by activity and geographical area of the counterparty, of the concentration of the Group’s risk at December 31, 2014 is as follows:

Millions of euros	12/31/14
	Total	Spain	Other EU countries	Americas	Rest of the world
Credit institutions	167,414	28,770	85,429	45,949	7,266
Public sector	159,589	58,794	33,398	61,874	5,523
Of which:
Central government	130,594	38,214	32,620	54,318	5,442
Other	28,995	20,580	778	7,556	81
Other financial institutions	55,115	13,501	15,976	23,535	2,103
Non-financial companies and sole proprietors	319,661	89,824	89,349	127,000	13,488
Of which:
Construction and property development	25,880	7,123	7,028	10,844	885
Civil engineering construction	5,916	2,937	2,402	517	60
Large companies	175,865	42,190	45,392	78,127	10,156
SMEs and sole proprietors	112,000	37,574	34,527	37,512	2,387
Other households and non-profit institutions serving households	447,545	66,539	272,767	104,032	4,207
Of which:
Residential	305,546	51,579	220,072	33,523	372
Consumer loans	121,458	9,412	50,389	58,168	3,489
Other purposes	20,541	5,548	2,306	12,341	346

Subtotal	1,149,324	257,428	496,919	362,390	32,587

Less: collectively assessed impairment losses	5,983

Total (*)	1,143,341

(*)	For the purposes of this table, the definition of risk includes the following items in the public balance sheet: Loans and advances to credit institutions, Loans and advances to customers, Debt instruments, Equity instruments, Trading derivatives, Hedging derivatives, Investments and Contingent liabilities.

4.4.3. Country risk

Country risk is a credit risk component inherent in all cross-border credit transactions due to circumstances other than ordinary commercial risk. Its main elements are sovereign risk, transfer risk and other risks that can affect international financial operations (war, natural disasters, balance of payments crises, etc.).

At December 31, 2014, the country risk exposure for which allowances must be recorded amounted to €176 million (2013: €382 million). The allowance recognized relating to this matter at 2014 year-end amounted to €22 million, as compared with €47 million at 2013 year-end. It should be noted that in 2014, Colombia was considered to be a country belonging to Group 2 instead of Group 3 per the Bank of Spain country risk classification.

The country risk exposure is moderate and has continued the downward trend witnessed in recent years, the decrease in 2014 being more pronounced as a result of transactions that matured in the year. Total country risk exposure, irrespective of whether or not allowances must be recorded, is also moderate. Except for the Group 1 countries (considered by the Bank of Spain to have the lowest level of risk (this group includes transactions with ultimate obligors resident in European Union countries, Norway, Switzerland, Iceland, the US, Canada, Japan, Australia and New Zealand)), exposure to an individual country in no case exceeds 1% of the Group’s total assets.

The Group’s country risk management policies continued to adhere to a principle of maximum prudence, and country risk is assumed, applying highly selective criteria, in transactions that are clearly profitable for the Group and bolster its global relationship with its customers.

4.4.4. Sovereign risk and exposure to other public sector entities

As a general rule, the Group considers sovereign risk to be the risk assumed in transactions with the central bank (including the regulatory cash reserve requirement), the issuer risk of the Treasury or similar body (government debt securities) and the risk arising from transactions with public entities that have the following features: their funds are obtained only from fiscal income; they are legally recognized as entities directly included in the central government public sector; and their activities are of a non-commercial nature.

This criterion, which has been employed historically by the Group, differs in certain respects from that requested by the European Banking Authority (EBA) for its periodic stress tests. The most significant differences are that the EBA’s criteria do not include risk exposure to central banks, exposure to insurance companies or indirect exposure by means of guarantees or other instruments. However, they do include exposure to public sector entities (including regional and local entities) in general, not just the central government public sector.

Sovereign risk exposure (per the criteria applied at the Group) arises mainly from the subsidiary banks’ obligations to make certain deposits at the corresponding central banks, from the arrangement of deposits using liquidity surpluses, and from the fixed-income portfolios held as part of the on-balance-sheet structural interest rate risk management strategy and in the trading books of the treasury departments. The vast majority of these exposures are taken in local currency and are financed out of local customer deposits, also denominated in local currency.

The detail at December 31, 2014, 2013 and 2012, based on the Group’s management of each portfolio, of the Group’s sovereign risk exposure, net of the short positions held with the respective countries, taking into consideration the aforementioned criterion established by the European Banking Authority (EBA), is as follows:

Country	12/31/14
	Millions of euros
	Portfolio
	Financial assets held for trading and Other financial assets at fair value through profit or loss (*)	Available-for-sale financial assets	Loans and receivables	Total net direct exposure
Spain	5,778	23,893	15,098	44,769
Portugal	104	7,811	589	8,504
Italy	1,725	—	—	1,725
Greece	—	—	—	—
Ireland	—	—	—	—
Rest of eurozone	(1,070)	3	1	(1,066)
U.K.	(613)	6,669	144	6,200
Poland	5	5,831	30	5,866
Rest of Europe	1,165	444	46	1,655
U.S.	88	2,897	664	3,649
Brazil	11,144	17,685	783	29,612
Mexico	2,344	2,467	3,464	8,275
Chile	593	1,340	248	2,181
Rest of Americas	181	1,248	520	1,949
Rest of the world	4,840	906	618	6,364

Total	26,284	71,194	22,205	119,683

(*)	Net of short positions amounting to €3,187 million.

In addition, at December 31, 2014, the Group had net direct derivative exposures the fair value of which amounted to €1,028 million and net indirect derivative exposures the fair value of which amounted to €5 million. Also, the Group did not have any exposure to held-to-maturity investments.

Country	12/31/13
	Millions of euros
	Portfolio
	Financial assets held for trading and other financial assets at fair value through profit or loss (*)	Available-for-sale financial assets	Loans and receivables	Total net direct exposure
Spain	4,359	21,144	12,864	38,367
Portugal	148	2,076	583	2,807
Italy	1,309	77	—	1,386
Greece	—	—	—	—
Ireland	—	—	—	—
Rest of eurozone	(1,229)	67	—	(1,161)
U.K.	(1,375)	3,777	—	2,402
Poland	216	4,770	43	5,030
Rest of Europe	5	117	—	122
U.S.	519	2,089	63	2,671
Brazil	8,618	8,901	223	17,743
Mexico	3,188	2,362	2,145	7,695
Chile	(485)	1,037	534	1,086
Rest of Americas	268	619	663	1,550
Rest of the world	5,219	596	146	5,964

Total	20,762	47,632	17,268	85,661

(*)	Net of short positions amounting to €17,658 million.

In addition, at December 31, 2013, the Group had net direct derivative exposures the fair value of which amounted to €(206) million and net indirect derivative exposures the fair value of which amounted to €6 million. Also, the Group did not have any exposure to held-to-maturity investments.

	12/31/12
	Millions of euros
	Portfolio
Country	Financial assets held for trading and other financial assets at fair value through profit or loss (*)	Available-for-sale financial assets	Loans and receivables	Total net direct exposure
Spain	4,403	24,654	16,528	45,586
Portugal	—	1,684	616	2,300
Italy	(71)	76	—	4
Greece	—	—	—	—
Ireland	—	—	—	—
Rest of eurozone	943	789	—	1,731
U.K.	(2,628)	4,419	—	1,792
Poland	669	2,898	26	3,592
Rest of Europe	10	—	—	10
U.S.	(101)	1,783	30	1,712
Brazil	14,067	11,745	351	26,163
Mexico	4,510	2,444	2,381	9,335
Chile	(293)	1,667	521	1,895
Rest of Americas	214	916	771	1,900
Rest of the world	1,757	645	234	2,636

Total	23,480	53,718	21,457	98,655

(*)	Net of short positions amounting to €15,282 million.

In addition, at December 31, 2012, the Group had net direct derivative exposures the fair value of which amounted to €(330) million and net indirect derivative exposures the fair value of which amounted to €(33) million. Also, the Group did not have any exposure to held-to-maturity investments.

4.4.5. Environmental risk

In line with the Group’s commitment to sustainability, the environmental risk analysis of credit transactions is one of the main features of the strategic corporate social responsibility plan. The analysis is founded on two cornerstones:

•	The Equator Principles: an initiative of the International Finance Corporation of the World Bank. These principles constitute an international standard for the analysis of the social and environmental implications of project finance transactions and corporate loans for known purposes. The assumption of these principles involves a commitment to assess and take into consideration social and environmental risk and, accordingly, to grant loans only to those projects that can evidence that their social and environmental impacts are properly managed.

•	The VIDA tool: implemented since 2004, the main aim of this tool is to assess the environmental risk of both current and potential individualized companies in commercial banking (Spain), using a system that classifies each of the companies into one of seven categories, depending on the degree of environmental risk incurred.

4.5. Credit risk cycle

The credit risk management process consists of identifying, analyzing, controlling and deciding on, as appropriate, the risks incurred in the Group’s operations. The parties involved in this process are the business areas, senior management and the risk units.

The process involves the board of directors, the executive committee and the executive risk committee, which establishes the risk policies and procedures, and the limits and delegations of powers, and approves and supervises the scope of action of the risk function.

The risk cycle comprises three different phases: pre-sale, sale and post-sale. The process is being permanently updated, with the findings and conclusions of the post-sale phase being fed back into the risk analysis and planning of the pre-sale phase.

4.5.1. Risk analysis and credit rating process

In general, risk analysis consists of examining the customer’s ability to meet its contractual obligations to the Bank. This involves analyzing the customer’s credit quality, its risk transactions, its solvency and the return to be obtained in view of the risk assumed.

Since 1993 the Group has used rating models for this purpose. These mechanisms are used in both the wholesale segment (sovereigns, financial institutions and corporate banking) and the other companies and institutions segment.

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

In contrast to the use of ratings in the wholesale and other companies and institutions segments, in the individuals segment, scoring techniques predominate; in general, these tools automatically assign a score to proposed transactions.

4.5.2. Risk limit planning and setting

The purpose of this phase is to efficiently and comprehensively limit the risk levels the Group assumes.

The credit risk planning process is used to establish the budgets and limits at portfolio or customer level depending on the segment in question.

Thus, the risk limits are planned and set using documents agreed upon by the business areas and risk units and approved by the executive risk committee or its delegated committees, which contain the expected results of transactions in terms of risk and return, as well as the limits applicable to the activity and the related risk management.

Risk limit planning is implemented through the commercial strategic plan (PEC), thus ensuring the coordination of the business plan, the risk-appetite-based lending policy and the resources required to implement it. This Plan serves as a reference for all the commercial banking businesses, and the highest-ranking executive risk committee of each entity is responsible for the approval and monitoring of the commercial strategic plans.

Also, an analysis is conducted at the customer level in the wholesale and other companies and institutions segments. When certain features concur, an individual limit is established for the customer (pre-classification).

Thus, for large corporate groups a pre-classification model based on an economic capital measurement and monitoring system is used. The result of the pre-classification is the maximum level of risk that can be assumed vis-à-vis a customer or group in terms of amount or maturity. In the companies segment, a simplified pre-classification model is applied for customers meeting certain requirements (thorough knowledge, rating, etc.).

Scenario analysis

Credit risk scenario analysis enables senior management to gain a clearer understanding of the performance of the portfolio in response to changing market and circumstantial conditions and it is a basic tool for assessing the adequacy of the provisions recognized and the capital held to cater for stress scenarios.

These analyses, which are performed for all the Group’s significant portfolios, comprise the following milestones:

•	Definition of benchmark scenarios (at global level and for each of the Group units).

•	Determination of the value of the risk metrics and parameters (probability of default, loss given default, non-performing loans ratio, etc.) in various scenarios.

•	Estimation of the expected loss associated with each of the scenarios considered and comparison of that loss against the level of provisions.

•	Analysis of the changes in the credit risk profile at portfolio, segment, unit and Group level in various scenarios and in comparison with previous years.

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

The economic scenarios used are based on different stress levels, ranging from the base or most probable scenario to more stressed economic scenarios which, although less probable, could possibly arise.

These scenarios are generally defined by the Group’s economic research service, in coordination with each unit, using as a reference the data published by the main international organizations.

A global stress scenario is defined that describes a situation of worldwide crisis and the manner in which it affects each of the main geographical regions in which the Group is present. In addition, a local stress scenario is defined which, affecting certain of the Group’s main units in an isolated fashion, includes a higher level of stress than the global stress scenario.

At the meetings of the executive risk committee, senior management of the Group is apprised of the definitive set of scenarios to be used in conducting the Group’s stress test, after which it proposes any changes it deems appropriate and gives its formal approval.

4.5.3. Transaction decision-making

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

In the sphere of lower-revenue individuals, businesses and SMEs, the management of large volumes of loan transactions is facilitated by the use of automatic decision-making models that rate the customer/loan relationship. Thus, loans are classified in homogeneous risk groups using the rating assigned to the transaction by the model on the basis of information on the features of the transaction and the borrower.

As stated above, the preliminary limit-setting stage can follow two different paths, giving rise to different types of decisions in the companies sphere:

•	Automatic decisions, consisting of verification by the business that the proposed transaction (in terms of amount, product, maturity and other conditions) falls within the limits authorized pursuant to the aforementioned pre-classification. This process is generally applied to corporate pre-classifications.

•	Decisions always requiring the analyst’s authorization, even if the transaction meets the amount, maturity and other conditions established in the pre-classified limit. This process applies to pre-classifications of retail banking companies.

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

The various mitigation techniques can be grouped into the following categories:

Netting by counterparty

Netting refers to the possibility of determining a net balance of transactions of the same type, under the umbrella of a master agreement such as an ISDA or similar agreement.

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

An important aspect of master agreements is that they represent a single legal obligation encompassing all the transactions they cover. This is the key to being able to set off the risks of all the transactions covered by the contract with the same counterparty.

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

One very important example of financial collateral is the collateral agreement. Collateral agreements comprise a set of highly liquid instruments with a determined economic value that are deposited or transferred by a counterparty in favor of another party in order to guarantee or reduce any counterparty credit risk that might arise from the portfolios of derivative transactions between the parties in which there is exposure to risk.

Collateral agreements vary in nature but, whichever the specific form of collateralization may be, the ultimate aim, as with the netting technique, is to reduce counterparty risk.

Transactions subject to a collateral agreement are assessed periodically (normally on a daily basis). The agreed-upon parameters defined in the agreement are applied to the net balance arising from these assessments, from which the collateral amount (normally cash or securities) payable to or receivable from the counterparty is obtained.

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

Personal guarantees and credit derivatives

Personal guarantees are guarantees provided by a third party liable for another party’s obligations to the Group. They include, for example, bank guarantees and standby letters of credit. Only guarantees provided by third parties that meet the minimum requirements established by the supervisor can be recognized for capital calculation purposes.

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

4.5.4. Monitoring

The monitoring function is based on a process of ongoing observation, which makes it possible to detect early any changes that might arise in customers’ credit quality, so that action can be taken to correct any deviations with an adverse impact.

Monitoring is based on the segmentation of customers, is performed by dedicated local and global risk teams and is complemented by the work performed by internal audit.

The function involves, inter alia, identifying and monitoring companies under special watch, reviewing ratings and the ongoing monitoring of specified indicators.

The system called “companies under special watch” (FEVE, using the Spanish acronym) distinguishes four categories based on the degree of concern raised by the circumstances observed (extinguish, secure, reduce and monitor). The inclusion of a position in the FEVE system does not mean that there has been a default, but rather that it is deemed advisable to adopt a specific policy for the position in question, to place a person in charge and to set the policy implementation period. Customers classified as FEVE are reviewed at least every six months, or every three months for those classified in the most severe categories. A company can be classified as FEVE as a result of the monitoring process itself, a review performed by internal audit, a decision made by the sales manager responsible for that company or the triggering of the automatic warning system.

Assigned ratings are reviewed at least annually, but should any weakness be detected, or depending on the rating itself, more frequent reviews are performed.

For exposures to lower-revenue individuals, businesses and SMEs, the key indicators are monitored in order to detect any variance in the performance of the loan portfolio with respect to the forecasts made in the credit management programs.

4.5.5. Measurement and control

In addition to monitoring customers’ credit quality, the Group establishes the control procedures required to analyze the current credit risk portfolio and the changes therein over the various credit risk phases.

The risk control function is performed by assessing risks from various complementary perspectives, the main pillars being control by geographical location, business area, management model, product, etc., thus facilitating the early detection of specific areas requiring attention and the preparation of action plans to correct possible impairment. Each control pillar can be analyzed in two ways:

Quantitative and qualitative analysis of the portfolio

In the analysis of the portfolio, any variances in the Group’s risk exposure with respect to budgets, limits and benchmarks are controlled on an ongoing and systematic basis, and the impacts of these variances in certain future situations, both those of an exogenous nature and those arising from strategic decisions, are assessed in order to establish measures aimed at placing the profile and amount of the risk portfolio within the parameters set by the Group.

In addition to the traditional metrics, the following, inter alia, are used in the credit risk control phase:

•	Change in non-performing loans (VMG, using the Spanish acronym): VMG measures the change in non-performing loans during a period, discounting loans charged-off and taking recoveries into account. It is an aggregate measure at portfolio level that enables action to be taken in the event of deteriorations in the trend of non-performing loans.

It is calculated as the difference between the ending balance and the beginning balance of non-performing loans for the period in question, plus the loans charged-off in the period, less any previously charged-off loans recovered in that same period.

VMG and its component parts play a decisive role as monitoring variables.

•	EL (expected loss) and capital: EL is the estimated financial loss that will occur over the next twelve months on the portfolio existing at any given time.

It is an additional cost of the activity and must be charged in the transaction price. It is calculated using three basic parameters:

•	EAD (exposure at default): the maximum amount that could be lost as a result of a default.

•	PD (probability of default): is the probability that a customer will default in the next twelve months.

•	LGD (loss given default): represents the percentage of exposure that will not be recovered in the event of default. To calculate the LGD, the amounts recovered throughout the recovery process are discounted to the time of default, and this figure is compared, on a percentage basis, with the amount owed by the customer at that date.

Thus, other relevant factors are taken into account in estimating the risk involved in transactions, such as the quantification of off-balance-sheet exposures or the expected percentage of recoveries, in relation to the guarantees associated with the transaction and other characteristics of the transaction: type of product, term, etc.

The risk parameters are also used in the calculation of both economic and regulatory capital. The inclusion of capital metrics in management is fundamental to the rationalization of the use of capital.

Assessment of the control processes

This includes a systematic periodic review of the procedures and methodology, and is performed over the entire credit risk cycle to ensure that they are in force and effective.

In 2006, within the corporate framework established in the Group for compliance with the Sarbanes-Oxley Act, a corporate tool was made available on the Group’s intranet for the documentation and certification of all the sub-processes, operational risks and related mitigating controls. In this connection, the risk division assesses the efficiency of the internal control of its activities on an annual basis.

Furthermore, the internal risk validation function, as part of its mandate to supervise the quality of the Group’s risk management, guarantees that the systems for the management and control of the risks inherent to its activity comply with the strictest criteria and the best practices observed in the industry and/or required by the regulators. Also, internal audit is responsible for ensuring that the policies, methods and procedures are appropriate, effectively implemented and regularly reviewed.

4.5.6. Recovery management

Recovery is a significant function within the sphere of the Group’s risk management. This function is performed by the asset recovery and clean-up area (DRSA), a unit created in July 2013 with the aim of achieving greater efficiency in the asset recovery process, while at the same time developing a global strategy and a comprehensive approach for recovery management.

The Group has in place a corporate management model that defines the general recovery action guidelines. These guidelines are applied in the various countries in which the Group has a presence, always taking into account the local peculiarities required for the recovery activity, due either to the local economic environment, to the business model or to a combination of both. The recovery units are business areas involving direct customer management and, accordingly, this corporate model has a business approach that creates value sustainably over time on the basis of effective and efficient collection management, achieved through either the return of unpaid balances to performing status or the full recovery thereof.

The recovery management model requires the proper coordination of all management areas (recovery business, commercial, technology and operations, human resources and risk) and the management processes and methodology supporting it are reviewed and enhanced on an ongoing basis, through the application of best practices developed in the various countries.

In order to manage recovery properly, action is taken in four main phases: early arrears management, recovery of non-performing loans, recovery of charged-off loans and management of foreclosed assets. In fact, the actions taken by the recovery function commence even before the first missed payment, i.e. when there are signs of a deterioration of the customer’s ability to pay, and they end when the customer’s debt has been paid or has returned to performing status. The recovery function aims to anticipate default events and focuses on preventive management.

The macroeconomic environment has a direct effect on the customer default rate. Therefore, the quality of the portfolios is fundamental to the development and growth of our businesses in the various countries, and particular attention is paid, on a permanent basis, to the debt collection and recovery functions in order to guarantee that this quality remains at the expected levels at all times.

The differing characteristics of customers make segmentation necessary in order to ensure proper recovery management. The mass management of large groups of customers with similar profiles and products is performed using highly technological processes, while personalized management is reserved for customers who, due to their profile, require the assignment of a specific manager and a more tailored analysis.

The recovery activity has been aligned with the social and economic reality of the different countries, and various management mechanisms have been used, all involving appropriate criteria, based on the age, collateral and conditions of the transaction, while always ensuring that, at least, the required ratings and provisions are maintained.

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

One of the channels for the recovery of debts of customers whose ability to pay has deteriorated severely is foreclosure (either court-ordered or through dación en pago, or a transfer of an asset in lieu of cash payment, as non-recourse settlement of a debt) of the property assets securing the transactions. In geographical regions that are highly exposed to real estate risk, such as Spain, the Group has very efficient instruments in place to manage the sale of such assets, making it possible to maximize recovery and reduce the on-balance-sheet stock of property assets at a much faster pace than at other financial institutions.

Forborne loan portfolio

The term “forborne loan portfolio” refers, for the purposes of the Group’s risk management, to those transactions in which the customer has, or might foreseeably have, financial difficulty in meeting its payment obligations under the terms and conditions of the current agreement and, accordingly, the agreement has been modified or cancelled or even a new transaction has been entered into.

The Group has a detailed customer debt forbearance policy that serves as a reference for the various local adaptations made for all the financial institutions forming part of the Group. This policy shares the general principles laid down in both Bank of Spain Circular 6/2012 and the technical standards published by the European Banking Authority in 2014, which it develops in greater detail based on the level of customer impairment.

This policy establishes strict criteria for the assessment of these exposures:

•	The use of this practice is restricted, and any actions that might defer the recognition of impairment must be avoided.

•	The main aim must be to recover the amounts owed, and any amounts deemed unrecoverable must be recognized as soon as possible.

•	Forbearance must always assume the existing guarantees will remain in place and, if possible, be enhanced. Not only can effective guarantees serve to mitigate losses given default, but they might also reduce the probability of default.

•	This practice must not give rise to the granting of additional funding, or be used to refinance debt of other entities or as a cross-selling instrument.

•	All the alternatives to forbearance and their impacts must be assessed, making sure that the results of this practice will exceed those which would foreseeably be obtained if it were not performed.

•	Forborne transactions are classified using more stringent criteria, which prudentially ensure that the customer’s ability to pay is restored from the date of forbearance and for an adequate period of time thereafter.

•	In addition, in the case of customers that have been assigned a risk analyst, it is particularly important to conduct an individual analysis of each specific case, for both the proper identification of the transaction and its subsequent classification, monitoring and adequate provisioning.

The forbearance policy also sets out various criteria for determining the scope of transactions qualifying as forborne exposures by defining a detailed series of objective indicators that are indicative of situations of financial difficulty.

Accordingly, transactions not classified as non-performing at the date of forbearance are generally considered to be experiencing financial difficulty if at that date they were more than one month past due. Where no payments have been missed or there are no payments more than one month past due, other indicators of financial difficulty are taken into account, including most notably the following:

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

Once it has been determined that the reasons for the modification relate to financial difficulties, for management purposes a distinction is made between two types of forbearance based on the original classification of the transactions: ex-ante forbearance, when the original transaction was classified as other than non-performing; and ex-post forbearance, when it had previously been classified as non-performing.

In addition, within the category of ex-post forbearance, distinct treatments are established for cases of advanced impairment, the classification requirements and criteria for which are even more stringent than those for other forborne transactions.

As regards the strategies to be applied, corporate policy requires the customer’s ability and willingness to pay to be analyzed and a distinction to be drawn between the severity and the estimated duration of the impairment. The results of this analysis will be used as a basis for deciding whether the debt should be forborne and the most appropriate way of doing so for each case:

•	When borrowers display a severe but transitory deterioration in their ability to pay (which is expected to be recovered in a short space of time), short-term adjustment strategies are applied, such as a payment moratorium on the principal or the reduction of instalments for a short, limited period until the ability to pay is recovered.

•	When borrowers display a slight deterioration in their ability to pay (an early recovery of which is not expected), more long-term strategies are applied, such as reducing instalments by deferring either the maturity date or a portion of the principal, which would be paid at the same time as the last instalment, at all times securing its payment through the provision of effective guarantees.

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

Corporate policy also establishes mechanisms for the management and control of forborne transactions, allowing them to be treated in a different way from other transactions, with particular attention being paid to the processes of:

•	Planning and budgeting, including preparing the pertinent business plans, projections and limits for the most relevant aggregates.

•	Monitoring the performance of the portfolio and assessing the extent to which performance is in line with the projections prepared in the planning phase.

Once forbearance measures have been adopted, transactions that have to remain classified as non-performing because at the date of forbearance they do not meet the requirements to be classified in a different category9 must comply with a prudential payment schedule in order to assure reasonable certainty as to the recovery of the customer’s ability to pay.

If there is any (non-technical) default in payments during that period, the aforementioned payment schedule starts again.

On successful completion of the period, the duration of which depends on the customer’s situation and the transaction features (term and guarantees provided), the transaction is no longer considered to be impaired, although it continues to be subject to a probationary period during which it undergoes special monitoring.

This monitoring continues until a series of requirements have been met, including most notably: a minimum observation period; repayment of a substantial percentage of the outstanding amounts; and settlement of the amounts that were past due at the time of forbearance.

When forbearance is applied to a transaction classified as non-performing, the original default dates continue to be considered for all purposes, irrespective of whether as a result of forbearance the transaction becomes current in its payments. Also, the forbearance of a transaction classified as non-performing does not give rise to any release of the related provisions.

By contrast, if following arrangement of forbearance there is no improvement in the customer’s payment performance, the possibility of extending new forbearance measures will be considered, with the application of more stringent classification/return-to-performing criteria. In this regard, the Group’s policy establishes a longer period (between 6 and 36 months) of uninterrupted payments before the transaction can return to performing status (between 3 and 12 months in the case of first forbearances). The duration of this period is determined by any collateral provided and the residual maturity of the loan. The Group’s policy permits a maximum of one modification per year and three modifications every five years.

[9]	Bank of Spain Circular 6/2012: the refinancing or restructuring of transactions that are not current in their payments does not interrupt their arrears, nor does it give rise to their reclassification to one of the previous categories, unless there is reasonable certainty that the customer will be able to meet its payment obligations within the established time frame or new effective collateral is provided, and, in both cases, at least the ordinary outstanding interest is received, without taking into account late-payment interest.

The internal models used by the Group for provisioning purposes include forborne transactions as follows:

•	Customers not subject to individual monitoring: the internal models consider forborne transactions as a distinct segment with its own probability of default calculated on the basis of past experience, considering, among other factors, the performance of the successive forbearance measures.

•	Customers subject to individual monitoring: the internal rating is an essential input in determining the probability of default and it takes into consideration the existence of successive forbearance measures. This rating must be updated at least once every six months for customers with forborne transactions.

At December 31, 2014, €18,849 million of the Group’s forborne loan portfolio (33% of the total forborne portfolio) had undergone several modifications.

Quantitative information required by Bank of Spain Circular 6/2012

Set forth below is the quantitative information required by Bank of Spain Circular 6/2012 on the restructured/refinanced transactions in force at December 31, 2014. The following terms are used in Bank of Spain Circular 6/2012 with the meanings specified:

•	Refinancing transaction: transaction granted or used for reasons relating to current or foreseeable financial difficulties the borrower may have in repaying one or more of the transactions granted to it, or through which the payments on such transactions are brought fully or partially up to date, in order to enable the borrowers of cancelled or refinanced transactions to repay the debt (principal and interest) because the borrower is unable, or might foreseeably become unable, to comply with the conditions thereof in due time and form.

•	Restructured transaction: transaction with respect to which, for economic or legal reasons relating to current or foreseeable financial difficulties of the borrower, the financial terms and conditions are modified in order to facilitate the payment of the debt (principal and interest) because the borrower is unable, or might foreseeably become unable, to comply with the aforementioned terms and conditions in due time and form, even if such modification is contemplated in the agreement.

CURRENT REFINANCING AND RESTRUCTURING BALANCES (a)

	Millions of euros
	Standard (b)						Substandard							Non-performing
	Full property mortgage guarantee		Other collateral (c)		Without collateral		Full property mortgage guarantee		Other collateral (c)		Without collateral			Full property mortgage guarantee		Other collateral (c)		Without collateral			Total
	Number of transactions	Gross amount	Number of transactions	Gross amount	Number of transactions	Gross amount	Number of transactions	Gross amount	Number of transactions	Gross amount	Number of transactions	Gross amount	Allowance	Number of transactions	Gross amount	Number of transactions	Gross amount	Number of transactions	Gross amount	Allowance	Number of transactions	Gross amount	Allowance
Public sector	6	18	12	294	89	562	6	14	—	—	3	4	4	2	3	—	—	22	43	11	140	938	15
Other legal entities and individual traders	6,019	2,644	14,907	1,249	57,125	2,968	5,526	1,978	6,200	1,466	38,674	1,427	910	10,608	5,651	8,704	6,321	69,546	4,522	8,003	217,309	28,226	8,913
Of which: Financing for construction and property development	355	471	44	39	119	3	819	579	149	475	354	61	406	2,685	2,830	1,394	2,857	375	591	3,297	6,294	7,906	3,703
Other individuals	66,147	5,099	543,763	7,090	853,873	1,587	37,154	3,642	17,096	2,142	344,797	951	556	32,889	2,189	81,953	2,912	862,280	1,927	2,585	2,839,952	27,539	3,141

Total	72,172	7,761	558,682	8,633	911,087	5,117	42,686	5,634	23,296	3,608	383,474	2,382	1,470	43,499	7,843	90,657	9,233	931,848	6,492	10,599	3,057,401	56,703	12,069

(a)	Including all refinanced or restructured transactions as defined in section 1.g) of Annex IX of Bank of Spain Circular 4/2004
(b)	Standard risks classified as under special monitoring pursuant to section 7.a) of Annex IX of Bank of Spain Circular 4/2004
(c)	Including transactions without a full property mortgage guarantee, i.e. with a loan-to-value ratio of more than 1, and transactions with collateral other than a real estate mortgage, irrespective of their loan-to-value ratio

The transactions presented in the foregoing tables were classified at December 31, 2014, by nature, as follows:

•	Non-performing: transactions that are in the process of being returned to performing status, those for which advantageous conditions had to be granted that would not have been granted for an ordinary loan approval or those which, having been classified as standard or substandard, have again encountered payment difficulties during the term of the transaction.

•	Substandard: transactions previously classified as non-performing with respect to which, following forbearance, sustained payments have been made for a certain period, depending on the transaction features and the type of guarantee, and transactions previously classified as standard: i) which have been granted an initial grace period and will remain in this category until three monthly instalments (or the equivalent) have been paid after the grace period, or ii) that following forbearance have become non-performing (default).

•	Standard: transactions previously classified as non-performing or substandard which have successfully completed the precautionary observation periods established in the corporate policy evidencing that payment capacity pursuant to the terms established has been restored, and transactions classified as standard at the date of forbearance, until they meet the requirements to cease to be subject to the special monitoring described above.

The table below shows the changes in 2014 in the forborne loan portfolio:

Millions of euros	2014
Beginning balance	53,602
Of which: Other than non-performing	29,961
Non-performing assets	23,641
Additions	15,391
Inclusions in the scope of consolidation	6,330
Reductions (*)	(18,620)
Balance at end of year	56,703
Of which: Other than non-performing	33,135
Non-performing assets	23,568

(*)	Including, mainly, debt repayments, foreclosures and write-offs and transactions that have ceased to be subject to special monitoring because the aforementioned requirements have been met.

On a comparable basis with respect to the 2013 scope of consolidation, the level of forborne transactions at the Group fell by 6% (€3,229 million), thus continuing the downward trend of the previous year.

58% of the forborne loan transactions are classified as other than non-performing. Particularly noteworthy are the level of existing secured loans (75% of transactions are secured by collateral) and the coverage provided by specific allowances (representing 21% of the total forborne loan portfolio and 45% of the non-performing portfolio).

Part 5. Market risk

A.	Activities subject to market risk and types of market risk

The perimeter of activities subject to market risk covers those transactions where capital risk is assumed as a result of changes in market conditions, including both trading risks as well as structural risks that are also affected by movements in markets.

This risk comes from the change in risk factors -interest rates, inflation rates, exchange rates, share prices, the spread on loans, commodity prices and the volatility of each of these elements—as well as from the liquidity risk of the various products and markets in which the Group operates.

•	Interest rate risk is the possibility that changes in interest rates could adversely affect the value of a financial instrument, a portfolio or the Group as a whole. It affects, among others, loans, deposits, debt securities, most assets and liabilities of trading portfolios as well as derivatives.

•	Inflation rate risk is the possibility that changes in inflation rates could adversely affect the value of a financial instrument, a portfolio or the Group as a whole. It affects, among others, loans, debt securities and derivatives, whose yield is linked to inflation or to a real rate of variation.

•	Exchange rate risk is the sensitivity of the value of a position in a currency different to the base currency to a potential movement in exchange rates. A long position or one bought in a foreign currency would produce a loss in the event that the currency depreciates against the base currency. Among the positions affected by this risk are non-euro investments in subsidiaries, as well as loans, securities and derivatives denominated in foreign currencies.

•	Equity risk is the sensitivity of the value of open positions in equities to adverse movements in the market prices or in expectations of future dividends. Among other instruments, this affects positions in shares, stock market indices, convertible bonds and derivatives using shares as the underlying asset (put, call, and equity swaps).

•	Credit spread risk is the risk or sensitivity of the value of open positions in fixed income securities or in credit derivatives to movements in credit spread curves or in recovery rates associated with issuers and specific types of debt. The spread is a differential between financial instruments that trade with a spread over other reference instruments, mainly the yield on government securities and interbank rates.

•	Commodities price risk is the risk derived from the effect of potential changes in prices. The Group’s exposure to this risk is not significant and is concentrated in derivative transactions on commodities with clients.

•	Volatility risk is the risk or sensitivity of the value of a portfolio to changes in the volatility of risk factors: interest rates, exchange rates, shares, credit spreads and commodities. This risk is incurred by financial instruments which have volatility as a variable in their valuation model. The most significant case is portfolios of financial options.

All these market risks can be partly or fully mitigated by using options, futures, forwards and swaps.

There are other types of market risk, whose coverage is more complex. They are the following:

•	Correlation risk is the sensitivity of the value of a portfolio to changes in the relation between risk factors, either of the same type (for example, between two exchange rates) or of a different nature (for example, between an interest rate and the price of a commodity).

•	Market liquidity risk is that of a Group entity or the Group as whole finding itself unable to get out of or close a position in time without impacting on the market price or on the cost of the transaction. This risk can be caused by a fall in the number of market makers or institutional investors, the execution of large volumes of transactions and market instability, increasing with the concentration existing in certain products and currencies.

•	Risk of prepayment or cancellation. When in certain transactions the contract allows, explicitly or implicitly, cancellation before the maturity without negotiation there is a risk that the cash flows have to be reinvested at a potentially lower interest rate. This mainly affects loans or mortgage securities.

•	Underwriting risk. This occurs as a result of an entity’s participation in underwriting a placement of securities or another type of debt, assuming the risk of partially owning the issue or the loan due to non-placement of all of it among potential buyers.

Pension, actuarial and fiduciary risks, which are described later on, also depend on movements in market factors.

On the basis of the finality of the risk, activities are segmented in the following way:

a)	Trading: financial services to customers and purchase-sale and positioning mainly in fixed-income, equity and currency products. The Global Banking and Markets (GBM) division is mainly responsible for managing it.

b)	Structural risks: we distinguish between balance sheet risks and pension and actuarial risks:

b.1)	Structural balance sheet risks: market risks inherent in the balance sheet excluding the trading portfolio. Management decisions on these risks are taken by the ALCO committees of each country in coordination with the Group’s ALCO committee and are executed by the financial management division. This management seeks to inject stability and recurrence into the financial margin of commercial activity and to the Group’s economic value, maintaining adequate levels of liquidity and solvency. The risks are:

•	Structural interest rate risk. This arises from mismatches in the maturities and repricing of all assets and liabilities.

•	Structural exchange rate risk/hedging of results. Exchange rate risk occurs when the currency in which the investment is made is different from the euro in companies that consolidate and those that do not (structural exchange rate). In addition, the positions of exchange rate hedging of future results generated in currencies other than the euro (hedging of results) are also included.

•	Structural equity risk. This involves investments via stakes in financial or non-financial companies that are not consolidated, as well as portfolios available for sale formed by equity positions.

b.2)	Pension and actuarial risk

•	Pension risk: the risk assumed by the Bank in relation to the pension commitments with its employees. The risk lies in the possibility that the fund does not cover these commitments in the period of accrual of the provision and the profitability obtained by the portfolio is not sufficient and obliges the Group to increase the level of contributions.

•	Actuarial risk: unexpected losses produced as a result of an increase in the commitments with the insurance takers, as well as losses from an unforeseen rise in costs.

B.	Trading market risks

1.	Quantitative analysis

The Group’s trading risk exposure remained low in 2014, in line with previous years, due to the fact that most of the activity involves providing services to its clients, as well as geographic and risk diversification.

1.1.	Value at Risk (VaR) analysis

The Group maintained its strategy of concentrating its trading activity in its customer business. This was reflected in the VaR evolution of the trading portfolio of global wholesale banking, which was around the average of the last three years and ended 2014 at €10.5 million12.

EVOLUTION OF VaR 2012-2014

Millions of euros. VaR at 99%, with a time frame of one day

During 2014 VaR fluctuated between €8.2 million and €23.8 million. The main increases were linked to the Brazilian treasury’s changes in exposure to exchange rates and Spain’s treasury’s changes in exposure to interest rates and credit spreads.

The average VaR in 2014 was €16.9 million, in line with two previous years (€17.4 million in 2013 and €14.9 million in 2012) due to the concentration of activity in customers as discussed above.

The histogram below shows the distribution of average risk in terms of VaR between 2012 and 2014 where the accumulation of days with levels between €9.5 million and €21.5 million can be seen (93%). The higher values of €21.5 million (5%) were concentrated in periods mainly affected by one-off rises in volatility of the Brazilian currency and by the eurozone’s sovereign debt crisis.

VaR RISK HISTOGRAM

VaR at 99%, with a time frame of one day

[12]	Relative to the trading activity of global wholesale banking (GWB) in financial markets. In addition to the trading activity of GWB, there are other positions catalogued for accounting purposes. The total VaR of trading of this accounting perimeter was €11.3 million.

Risk by factor

The average and year-end values in VaR terms at 99% for the last three years as well as their minimum and maximum values and the expected shortfall (ES) at 97.5%13 in 2014 were as follows:

VaR STATISTICS BY RISK FACTOR14,15

Millions of euros. VaR at 99%, with a time frame of one day

[13]	Item “Stressed VaR (SVaR) and expected shortfall (ES)” sets out the definition of this metric. Following the recommendation of the Basel Committee in its Fundamental review of the trading book: A revised market risk framework (October 2013), the confidence level of 97.5% means approximately a risk level similar to that which the VaR captures with a 99% confidence level.
[14]	The VaR of global activities includes operations that are not assigned to any particular country.
[15]	In Latin America, the U.S. and Asia, the VaR levels of the credit spread and commodity factors are not shown separately because of their limited or zero materiality.

		2014					2013		2012
		VaR (99%)				ES (97.5%)	VaR		VaR
		Minimum	Average	Maximum	Year-end	Year-end	Average	Year-end	Average	Year-end

Total Trading	Total	8.2	16.9	23.8	10.5	11.4	17.4	13.1	14.9	18.5
	Diversification effect	(5.2)	(13.0)	(27.9)	(9.3)	(9.9)	(16.2)	(12.3)	(15.2)	(13.5)
	Interest rate VaR	8.1	14.2	22.2	10.5	11.7	12.7	8.5	11.8	12.0
	Equity VaR	1.1	2.7	8.9	1.8	1.3	5.6	4.7	7.0	7.1
	FX VaR	1.3	3.5	10.2	2.9	2.8	5.4	4.7	5.0	3.5
	Credit spread VaR	4.2	9.3	15.9	4.6	5.3	9.6	7.2	6.1	9.1
	Commodities VaR	0.1	0.3	0.5	0.1	0.2	0.3	0.3	0.4	0.3

Europe	Total	5.9	12.2	18.0	7.3	7.3	13.9	9.9	11.0	16.4
	Diversification effect	(1.9)	(9.2)	(22.8)	(5.5)	(5.8)	(14.1)	(9.0)	(12.9)	(9.9)
	Interest rate VaR	4.6	8.9	13.0	6.2	6.3	9.3	6.6	7.9	6.8
	Equity VaR	0.8	1.7	8.1	1.0	0.8	4.3	2.6	6.2	6.3
	FX VaR	0.7	2.9	9.8	1.5	1.8	5.2	3.7	4.1	4.0
	Credit spread VaR	2.7	7.6	14.1	3.9	4.1	9.0	5.8	5.4	8.9
	Commodities VaR	0.1	0.3	0.5	0.1	0.2	0.3	0.3	0.4	0.3

Latin America	Total	6.3	12.3	26.7	9.8	10.1	11.1	6.9	10.1	8.9
	Diversification effect	0.4	(3.5)	(12.2)	(12.2)	(3.7)	(5.3)	(6.7)	(6.4)	(3.8)
	Interest rate VaR	5.2	11.3	24.2	9.8	10.6	9.6	5.9	8.8	8.8
	Equity VaR	0.7	2.1	5.0	3.0	1.4	3.2	2.9	3.1	1.6
	FX VaR	0.7	2.0	9.2	9.2	1.9	3.5	4.7	3.1	1.3

US and Asia	Total	0.4	0.7	1.6	0.7	0.9	0.8	0.5	0.9	0.8
	Diversification effect	(0.1)	(0.3)	(1.0)	(0.2)	(0.7)	(0.4)	(0.2)	(0.5)	(0.3)
	Interest rate VaR	0.3	0.7	1.6	0.7	0.7	0.7	0.5	0.7	0.6
	Equity VaR	0.0	0.1	0.5	0.0	0.0	0.1	0.0	0.2	0.1
	FX VaR	0.1	0.3	0.6	0.2	0.9	0.4	0.2	0.6	0.4

Global activities	Total	1.6	2.3	9.0	1.9	2.2	1.5	2.0	2.7	1.2
	Diversification effect	0.0	(0.6)	(3.4)	(0.6)	(0.5)	(0.3)	(0.5)	(0.6)	(0.3)
	Interest rate VaR	0.2	0.6	3.0	0.4	0.4	0.3	0.4	0.3	0.2
	Credit spread VaR	1.4	2.2	9.3	1.9	2.1	1.5	2.1	2.6	1.3
	FX VaR	0.0	0.0	0.2	0.2	0.2	0.1	0.0	0.4	0.1

The proximity of the expected shortfall to VaR shows that the risk of high losses of low probability (tail risk) is not high, at least bearing in mind the historic window of the last two years.

The average VaR decreased slightly in 2014 by €0.5 million, and by €2.6 million if compared with the year-end figures. By risk factor, the average VaR increased in interest rates and declined in exchange rates, equities and credit spreads. By geographic zones, it rose in Latin America and global activities and declined in Europe, the United States and Asia.

The VaR evolution by risk factor in general was stable in the last few years. The transitory rises in VaR of various factors is explained more by transitory increases in the volatility of market prices than by significant changes in positions.

VaR BY RISK FACTOR

Millions of euros, VaR at 99% with a time frame of one day (15-day moving average)

Lastly, the table below compares the VaR figures with stressed VaR figures for trading activity in Spain and Brazil, whose treasuries were those that experienced the Group’s largest average VaR in 2014.

STRESSED VaR STATISTICS VERSUS VaR IN 2014: TREASURIES IN SPAIN AND BRAZIL

Millions of euros. Stressed VaR and VaR at 99% with time frame of one day

		2014				2013
		Min	Avg.	Max	Year-end	Avg.	Year-end
Spain	VaR (99%)	3.2	7.1	12.9	4.1	10.7	2.3
	Stressed VaR (99%)	7.9	15.3	24.8	21.4	12.2	5.7
Brazil	VaR (99%)	4.9	10.4	23.7	8.5	9.1	4.8
	Stressed VaR (99%)	6.0	14.2	35.3	25.6	17.2	11.4

1.2. Gauging and contrasting measures

The real losses can differ from the forecasts by the VaR for various reasons related to the limitations of this metric, which is set out in detail later in the section on the methodologies. The Group regularly analyses and evaluates the accuracy of the VaR calculation model in order to confirm its reliability.

The most important test consists of backtesting exercises, analyzed at the local and global levels and in all cases with the same methodology. Backtesting consists of comparing the forecast VaR measurements, with a certain level of confidence and time frame, with the real results of losses obtained in the same time frame. This enables anomalies in the VaR model of the portfolio in question to be detected (for example, shortcomings in the parameterization of the valuation models of certain instruments, not very adequate proxies, etc.).

We calculate and evaluate three types of backtesting:

•	“Clean” backtesting: the daily VaR is compared with the results obtained without taking into account the intraday results or the changes in the portfolio’s positions. This method contrasts the effectiveness of the individual models used to assess and measure the risks of the different positions.

•	Backtesting on complete results: the daily VaR is compared with the day’s net results, including the results of the intraday operations and those generated by commissions.

•	Backtesting on complete results without mark-ups or commissions: the daily VaR is compared with the day’s net results from intraday operations but excluding those generated by mark-ups and commissions. This method aims to give an idea of the intraday risk assumed by the Group’s treasuries.

For the first case and the total portfolio, there was one exception in 2014 of Value at Earnings (VaE) at 99% (days when the daily loss was higher than the VaR) on June 6, 2014 mainly due to Mexico because of the drop in sovereign yield curves and swaps (nominal and indexed to inflation UDI), following the Bank of Mexico’s cut of 50 basis points to 3% in the benchmark interest rate, which was not discounted by the market.

There was also an exception of VaR at 99% (days when the daily loss was higher than the VaR) on October 16, 2014 mainly due to Spain, because of the rise in credit spreads in Europe and the decline in stock market indexes.

The number of exceptions reflected the expected performance of the VaR calculation model, which works with a confidence level of 99% and an analysis period of one year (over a longer period of time, an average of two or three exceptions a year is expected).

BACKTESTING OF BUSINESS PORTFOLIOS: DAILY RESULTS VERSUS PREVIOUS DAY’S VALUE AT RISK (Millions of euros)

1.3. Distribution of risks and management results16

Geographic distribution

In trading activity, the average contribution of Latin America to the Group’s total VaR in 2014 was 49.4% compared with a contribution of 44.7% in economic results. Europe, with 48.6% of global risk, contributed 49.1% of results. In relation to prior years, there was a gradual homogenization in the profile of activity in the Group’s different units, focused generally on providing service to professional and institutional clients.

Below is the geographic contribution (by percentage) to the Group total, both in risks, measured in VaR terms, as well as in results, measured in economic terms.

VaR BINOMIAL-MANAGEMENT RESULTS: GEOGRAPHIC DISTRIBUTION

Average VaR (at 99%, with a time frame of one day) and annual accumulated management result (millions of euros); percentage of annual totals.

Monthly distribution of risks and results

The next chart shows the risk assumption profile, in terms of VaR, compared to results in 2014. The average VaR remained relatively stable, although on a downward path to some extent in the second half of the year, while results evolved in a more irregular way during the year. January and June were positive months and months from August onward were less positive.

DISTRIBUTION OF RISK BY TIME AND RESULTS IN 2014: PERCENTAGES OF ANNUAL TOTALS

Average VaR (at 99%, with a time frame of one day) and annual accumulated management result (millions of euros); percentage of annual totals.

[16]	Results in terms that can be assimilated to the gross margin (excluding operating costs, financial ones are the only cost).

The following histogram of frequencies shows the distribution of daily economic results on the basis of their size between 2012 and 2014. The daily yield17 was between -€15 and €15 million on more than 97% of days when the market was open.

HISTOGRAM OF THE FREQUENCY OF DAILY RESULTS (MTM)

Daily results of management “clean” of commissions and intraday operations (millions of euros). Number of days (%) in each range

1.4. Risk management of financial derivatives market

Derivatives activity is mainly focused on marketing investment products and hedging risks for clients. Management is focused on ensuring that the net risk opened is the lowest possible.

[17]	Yields “clean” of commissions and results of intraday derivative operations.

These transactions include options on equities, fixed-income and exchange rates. The units where this activity mainly takes place are: Spain, Santander UK, and, to a lesser extent, Brazil and Mexico.

The chart below shows the VaR Vega18 performance of structured derivatives business over the last three years. It fluctuated at around an average of €6 million. In general, the periods with higher VaR levels related to periods of significant rises in volatility in the markets. The evolution of VaR Vega in the second quarter of 2013 was the result of the increased volatility of euro and U.S. dollar interest rate curves, coinciding with a strategy of hedging client operations of significant amounts. The VaR Vega during 2014 gradually declined due to greater market stability.

EVOLUTION OF RISK (VaR) OF THE BUSINESS OF FINANCIAL DERIVATIVES

Million euros. VaR Vega at 99%, with a time frame of one day

As regards the VaR by risk factor, on average, the exposure was concentrated, in this order: interest rates, equities, exchange rates and commodities. This is shown in the table below:

FINANCIAL DERIVATIVES. RISK (VaR) BY RISK FACTOR

Millions of euros. VaR at 99%, with a time frame of one day

	2014				2013		2012
	Minimum	Average	Maximum	Year-end	Average	Year-end	Average	Year-end
Total VaR Vega	1.7	3.3	4.7	2.7	8.0	4.5	6.8	6.5
Diversification impact	0.1	(2.1)	(8.4)	(2.6)	(3.8)	(2.7)	(3.0)	(3.4)
Interest rate VaR	1.2	2.4	4.3	1.7	6.6	4.1	2.3	2.8
Equity VaR	0.5	1.8	3.6	2.0	3.4	1.8	6.5	5.5
FX VaR	0.0	1.2	7.2	1.6	1.7	1.3	0.7	1.3
Commodities VaR	0.0	0.0	0.1	0.1	0.1	0.1	0.3	0.2

As regards the distribution by business unit, the exposure is concentrated, in order of significance, in Spain, the United Kingdom, Mexico and Brazil.

[18]	Vega, a Greek term, means the sensitivity of the value of a portfolio to changes in the price of market volatility.

FINANCIAL DERIVATIVES. RISK (VaR) BY UNIT

Millions of euros. VaR at 99%, with a time frame of one day

	2014				2013		2012
	Minimum	Average	Maximum	Year-end	Average	Year-end	Average	Year-end
Total VaR Vega	1.7	3.3	4.7	2.7	8.0	4.5	6.8	6.5
Spain	1.3	2.4	3.9	1.5	7.0	3.8	5.9	5.4
Santander UK	0.9	1.4	1.9	0.9	2.2	1.6	2.8	2.0
Brazil	0.3	0.8	7.2	0.7	1.2	0.9	1.0	2.8
Mexico	0.6	0.9	1.7	1.3	1.2	1.2	0.7	0.6

The average risk in 2014 (€3.3 million) was low relative to the last three years, for the reasons described above.

We continue to have very limited exposure to instruments or complex structured vehicles, reflecting a management culture one of whose hallmarks is prudence in risk management. At the end of 2014, the Group had:

•	CDOs and CLOs: the position continues to be not very significant (€99 million).

•	Hedge funds: the total exposure is not significant (€192 million at the end of 2014) and most of it is via the financing of these funds (€20 million), with the rest direct participation in portfolio or derivatives to hedge funds. This exposure has low loan-to-value levels of around 31% (collateral of €620 million at the end of 2014). The risk with this type of counterparty is analyzed case by case, establishing percentages of collateralization on the basis of the features and assets of each fund.

•	Conduits: no exposure.

•	Monolines: Santander’s exposure to bond insurance companies (monolines) was €137 million[19] at the end of 2014, mainly indirect exposure, and €136 million by virtue of the guarantee provided by this type of entity to various financing or traditional securitization operations. The exposure in this case is to double default, as the primary underlying assets are of high credit quality. The small remaining amount is direct exposure (for example, via purchase of protection from the risk of nonpayment by any of these insurance companies through a credit default swap). The exposure was 2% lower than in 2013.

In short, the exposure to this type of instrument, as the result of the Group’s usual operations, continued to decline in 2014. This was mainly due to the integration of positions of institutions acquired by the Group, such as Sovereign in 2009. All these positions were known at the time of purchase, having been duly provisioned. These positions, since their integration in the Group, have been notably reduced, with the ultimate goal of eliminating them from the balance sheet.

Santander’s policy for approving new transactions related to these products remains very prudent and conservative. It is subject to strict supervision by the Group’s senior management. Before approving a new transaction, product or underlying asset, the risks division verifies:

•	The existence of an appropriate valuation model to monitor the value of each exposure: Mark-to-Market, Mark-to-Model or Mark-to-Liquidity.

•	The availability in the market of observable data (inputs) needed to be able to apply this valuation model.

[19]	Guarantees provided by monolines for bonds issued by U.S. states (municipal bonds) are not considered as exposure. They amounted to €744 million at the end of 2014.

And provided these two points are always met:

•	The availability of appropriate systems, duly adapted to calculate and monitor every day the results, positions and risks of new operations.

•	The degree of liquidity of the product or underlying asset, in order to make their coverage possible when necessary.

1.5. Issuer risk in trading portfolios

Trading activity in credit risk is mainly conducted in Treasury in Spain. It is done by taking positions in bonds and credit default swaps (CDS) at different maturities on corporate and financial references, as well as indexes (Itraxx, CDX).

The table below shows the largest positions at the end of the year, distinguishing between long positions (bond purchase or protection sale via CDS) and short positions (bond sale or purchase protection via CDS):

Million euros. Data at December 31, 2014

	Largest “long” positions (protection sale)		Largest “short” positions (protection purchase)
	Exposure at default (EaD)	% of total EaD	Exposure at default (EaD)	% of total EaD
1st reference	213	5.5%	(48)	6.2%
2nd reference	129	3.3%	(27)	3.4%
3rd reference	128	3.3%	(26)	3.4%
4th reference	97	2.5%	(24)	3.1%
5th reference	85	2.2%	(19)	2.5%
Top 5 sub-total	651	16.9%	(144)	18.5%
Total	3,848	100.0%	(775)	100.0%

Note: zero recoveries are supposed (LCR=0) in the EaD calculation.

1.6. Analysis of scenarios

Various stress scenarios were calculated and analyzed regularly in 2014 (at least every month) at the local and global levels for all the trading portfolios and using the same assumptions by risk factor.

Maximum volatility scenario (Worst Case)

This scenario is given particular attention as it combines historic movements of risk factors with an ad hoc analysis in order to reject very unlikely combinations of variations (for example, sharp falls in stock markets together with a decline in volatility).

As regards the variations, an historic volatility equivalent to six standard deviations is applied. The scenario is defined by taking for each risk factor the movement which represents the greatest potential loss in the portfolio, rejecting the most unlikely combinations in economic-financial terms. For year-end, that scenario implied, for the global portfolio, interest rate rises, falls in stock markets, depreciation of all currencies against the euro, rise in credit spreads and mixed volatility movements. The following table shows the results of this scenario at the end of 2014.

MAXIMUM VOLATILITY STRESS SCENARIO (WORST CASE)

Million euros. Data at December 31, 2014

	Interest rates	Equities	Exchange rates	Credit Spread	Commodities	Total

Total trading	(33.6)	(10.0)	(10.5)	(26.7)	(0.2)	(81.0)

Europe	(3.4)	(0.7)	(3.3)	(23.7)	(0.2)	(31.4)

Latin America	(27.9)	(9.3)	(4.6)	0.0	0.0	(41.8)

US	(1.3)	0.0	(2.1)	0.0	0.0	(3.5)

Global activities	(0.8)	0.0	(0.5)	(3.0)	0.0	(4.3)

Asia	(0.1)	0.0	(0.5)	0.0	0.0	(0.1)

The stress test shows that the economic loss suffered by the Group in its trading portfolios, in terms of the mark to market (MtM) result would be, if the stress movements defined in the scenario materialized in the market, €81.0 million, a loss that would be concentrated in Latin America (in this order, interest rates, equities and exchange rates) and Europe (basically concentrated in credit spreads).

Other global stress test scenarios

Various global scenarios (similar for all the Group’s units) are established:

•	Abrupt crisis: ad hoc scenario with very sudden movements in markets. Rise in interest rate curves, sharp falls in stock markets, large appreciation of the dollar against the rest of currencies, rise in volatility and in credit spreads.

•	Crisis 11S: historic scenario of the September 11, 2001 attacks with a significant impact on the U.S. and global markets. It is sub-divided into two scenarios: 1) maximum accumulated loss until the worst moment of the crisis, and 2) maximum loss in a day. In both cases, there are drops in stock markets and in interest rates in core markets and rises in emerging markets, and the dollar appreciates against the rest of currencies.

•	Subprime crisis: historic scenario of the U.S. mortgage crisis. The objective of the analysis is to capture the impact on results of the reduction in liquidity in the markets. The scenarios have two time frames (one day and 10 days): in both cases there are drops in stock markets and in interest rates in core markets and rises in emerging markets, and the dollar appreciates against the rest of currencies.

•	Sovereign crisis: the severest historic scenario carried out by the Committee of European Banking Supervisors (CEBS) to measure the market’s shock capacity between April 15 and September 1, 2010. Given the Group’s international sphere, four geographic zones are distinguished (U.S., Europe, Latin America and Asia), interest rate rises, falls in stock markets and volatilities are established, rises in credit spreads and depreciation of the euro and Latin American currencies and appreciation of Asian currencies against the dollar.

As of November 2014, this latter scenario has been replaced by the adverse scenario proposed by the EBA in April in its stress test exercise (“The EBA 2014 EU-Wide Stress Test”), obtaining a result of €223.9 million at December 31, 2014.

Every month a consolidated stress test report is drawn up, supervised by the global committee of market risks, with explanations of the main changes in results for the various scenarios and units. An early warning mechanism has also been established so that when the loss of a scenario is high in historic terms and/or the capital consumed by the portfolio in question, the relevant business executive is informed.

Here we show the results of the global scenarios for the last three years.

STRESS TEST RESULTS : COMPARISON OF THE 2012 TO 2014 SCENARIOS (ANNUAL AVERAGES)

(Millions of euros)

2. Methodologies

2.1 Value At Risk (VaR)

The standard methodology that we applied to trading activities during 2014 was Value at Risk (VaR), which measures the maximum expected loss with a certain confidence level and within a certain time frame. The standard for historic simulation is a confidence level of 99% and a time frame of one day. Statistical adjustments are applied enabling the most recent developments that condition the levels of risk assumed to be efficiently and quickly incorporated. A time frame of two years or at least 520 days from the reference date of the VaR calculation is used, obtained from the reference date of calculating the VaR. Two figures are calculated every day, one applying an exponential decline factor which accords less weight to the observations furthest away in time and another with the same weight for all observations. The reported VaR is the higher of the two.

The Value at Earnings (VaE) is also calculated, and it measures the maximum potential gain with a certain level of confidence and within a certain time frame, applying the same methodology as for the VaR.

The VaR by historic simulation has many advantages as a risk metric (it sums up in a single number the market risk of a portfolio, is based on market movements that really occurred without the need to make assumptions of formal functions nor of correlations between market factors, etc.), but also has limitations.

Some limitations are intrinsic to the VaR metrics, regardless of the methodology used for its calculation, including:

•	The VaR calculation is calibrated at a certain level of confidence which does not indicate the levels of possible losses beyond it.

•	There are some products in the portfolio with a liquidity horizon greater than that specified in the VaR model.

•	The VaR is a static analysis of the risk of the portfolio, and the situation could change significantly during the following day, although the likelihood of this occurring is very low.

Other limitations come from using the historic simulation methodology:

•	High sensitivity to the historic window used.

•	Incapacity to capture plausible events of big impact if they do not occur in the historic window used.

•	The existence of parameters of valuation with no market input (such as correlations, dividend and recovery rate).

•	Slow adjustment to the new volatilities and correlations, if the most recent data receives the same weight as the oldest data.

Part of these limitations are corrected by using the stressed VaR and expected shortfall, the calculation of a VaR with exponential decline and applying conservative valuation adjustments. Furthermore, as previously stated, the Group regularly conducts analysis and backtesting of the accuracy of the VaR calculation model.

2.2 Stressed VaR (sVaR) and Expected Shortfall (ES)

In addition to the usual VaR, we calculate a stressed VaR for the main portfolios on a daily basis. The methodology for calculation is the same as that used for the VaR, with the following two exceptions:

•	Historic period of observation of factors: the stressed VaR uses a window of 250 days, instead of one of 520 for the VaR. Furthermore, it is not just the latest data that is used but a continuous period of stress relevant for the portfolio in question. As regards determining the period of observation, for each relevant portfolio, the methodology area has analyzed the history of a subseries of market risk factors that were chosen on the basis of expert criteria and the most relevant positions of the books.

•	In order to obtain the stressed VaR, unlike when calculating the VaR, the maximum between the percentile uniformly weighted and the one exponentially weighted is not applied. Instead, the percentile uniformly weighted is used directly.

Meanwhile, the expected shortfall (ES) is also calculated in order to estimate the expected value of the potential loss when this is higher than the level set by the VaR. The ES, unlike the VaR, has the advantage of capturing better the tail risk and of being a sub-additive metric20. With regard to the near future, the Basel Committee recommends replacing VaR with the expected shortfall as the reference metric for calculating the regulatory capital of the trading portfolios21. The committee believes that the confidence level of 97.5% is a risk level similar to that which VaR captures with a confidence level of 99%.

2.3 Analysis of scenarios

In addition to VaR, the Group uses other measures that enable it to have greater control of the risks in all the markets in which it operates. These measures include analysis of scenarios, which consists of defining alternatives to the performance of different financial variables and obtaining the impact on results of applying them on activities. These scenarios can replicate events that occurred in the past (such as a crisis) or determine plausible alternatives that do not correspond to past events.

The potential impact on results of applying different stress scenarios on all the trading portfolios and considering the same assumptions by risk factor is calculated and analyzed regularly. As a minimum three types of scenarios are defined: plausible, severe and extreme, obtaining with the VaR a fuller spectrum of the risk profile.

In addition, levels of warning (triggers) are set for global scenarios, on the basis of the historic results of these scenarios and of the capital associated with the portfolio in question. In the event of surpassing these levels, those responsible for

[20]	The sub-additive metric is one of the desirable properties which, according to financial literature, should present a coherent risk metric. This property establishes that f (a+b) be lower or equal to f(a)+f(b). Intuitively, it supposes that the more instruments or risk factors there are, the less risky a portfolio due to the benefits of diversification. VaR does not meet this property for certain distributions, while the ES always does.
[21]	“Fundamental review of the trading book: a revised market risk framework” (consultative documents of the Basel Committee on banking supervision, October 2013).

management of the portfolio are informed so they can take the necessary measures. At the same time, the results of the stress exercises at the global level, as well as the possible breaching of the levels set, are regularly reviewed and communicated to senior management if deemed pertinent.

2.4 Analysis of positions, sensitivities and results

The positions are used to quantify the net volume of market securities of the transactions in portfolio, grouped by main risk factor, considering the delta value of the futures and options that could exist. All the risk positions can be expressed in the base currency of the unit and in the currency for homogenizing information. The changes in positions are monitored every day, in order to detect possible incidents that might occur and correct them in a timely manner.

The market risk sensitivity measures are those that estimate the variation (sensitivity) of the market value of an instrument or portfolio to changes in each of the risk factors. The sensitivity of value of an instrument to changes in market factors can be obtained through analytical approximations by partial derivatives or by the complete revaluation of the portfolio.

The daily drawing up of the income statement is an excellent indicator of risks, as it enables the impact of changes in financial variables on portfolios to be identified.

2.5 Derivative activities and credit management

Also noteworthy is monitoring of derivative activities and credit management which, because of its atypical nature, is conducted daily with specific measures. First, the sensitivities to price movements of the underlying asset (delta and gamma), volatility (vega) and time (theta) are controlled. Second, measures such as the sensitivity to the spread, jump-to-default, concentrations of positions by level of rating, etc., are reviewed systematically.

As regards the credit risk inherent in the trading portfolios, and in line with the recommendations of the Basel Committee on Banking Supervision and prevailing regulations, an additional metric, the incremental risk charge (IRC), is calculated in order to cover the risk of non-compliance and of migration of rating that is not adequately captured in the VaR, via the variation of the corresponding credit spreads. The products controlled are basically fixed-income bonds, both public and private, derivatives on bonds (forwards, options, etc.) and credit derivatives (credit default swaps, asset backed securities, etc.). The method for calculating the IRC is based on direct measurements on the tails of the distribution of losses to the appropriate percentile (99.9%), with a time frame of one year. Monte Carlo methodology is used, applying one million simulations.

2.6 Credit Valuation Adjustment (CVA) and Debt Valuation Adjustment (DVA)

The Group incorporates credit valuation adjustment (CVA) and debt valuation adjustment (DVA) when calculating the results of trading portfolios. The CVA is a valuation adjustment of over-the-counter (OTC) derivatives, as a result of the risk associated with the credit exposure assumed by each counterparty.

The CVA is calculated by taking into account the potential exposure with each counterparty in each future maturity. The CVA for a certain counterparty would be equal to the sum of the CVA for all maturities. It is calculated on the basis of the following inputs:

•	Expected exposure: including, for each transaction the current market value (MtM) as well as the potential future risk (add-on) to each maturity. Mitigating factors such as collateral and netting contracts are taken into account, as well as a factor of temporary decay for those derivatives with intermediate payments.

•	Severity: the percentage of final loss assumed in case of credit/ non-payment of the counterparty.

•	Probability of default: for cases where there is no market information (spread curve traded via CDS, etc.) general proxies generated on the basis of companies with listed CDS of the same sector and external rating as the counterparty are used.

•	Discount factors curve.

The DVA is a valuation adjustment similar to the CVA, but in this case as a result of Grupo Santander’s risk that counterparties assume in the OTC derivatives.

3. System for controlling limits

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

Three categories of limits are established on the basis of its sphere of approval and control: limits of approval and global controls, limits of global approval and local controls and limits of approval and local controls. The limits are requested by the business executive of each country/institution, tending to the particular nature of the business and achieving the budget established, seeking consistency between the limits and the risk/return ratio, and approved by the corresponding risk bodies.

The business units must at all times comply with the limits approved. In the event of a limit being exceeded, the local business executives have to explain, in writing and on the day, the reasons for the excess and the action plan to correct the situation, which in general can consist of reducing the position until it reaches the prevailing limits or set out the strategy that justifies an increase in the limits.

If the business unit fails to respond to the situation of excess within three days, the global business executives will be asked to set out the measures to be taken in order to make the adjustment to the existing limits. If this situation lasts for 10 days as of the first excess, senior risk management will be informed so that a decision can be made on what steps to take, and the risk takers could be made to reduce the levels of risk assumed.

C. Structural balance sheet risks

1. Quantitative analysis22

The market risk profile inherent in the Group’s balance sheet, in relation to the volume of assets and shareholders’ funds, as well as the financial margin budgeted, remained at low levels in 2014 and in line with previous years.

1.1. Structural interest rate risk

Europe and the United States

The main balances in Europe (Parent bank and U.K.) show positive economic value sensitivities to interest rate rises, given the expectations of long-term rates on the basis of economic indicators, while short-term rates maintains a very low net interest margin (NIM) exposure. The U.S. balance sheet has a positive sensitivity to short as well as long-term interest rate rises.

In any case, the level of exposure in all countries is moderate in relation to the annual budget and the amount of equity.

At the end of 2014, the risk of the NIM at one year, measured as its sensitivity to parallel changes of ±100 basis points, was concentrated in the U.S. dollar yield curve with €67 million in risk to interest rate cuts (very low probability scenario in the current environment). Of note also was the risk to interest rate cuts in the Polish zloty curve (€21 million).

NIM SENSITIVITY BY COUNTRIES TO 100 BASIS POINTS23

% of the total

Rest: SCF and Portugal.

[22]	Includes the entire balance sheet except for the trading portfolios.
[23]	Sensitivity for the worst scenario between +100 and -100 basis points.

At the same date, the main risk of economic value, measured as its sensitivity to parallel changes in the yield curve of ±100 basis points was in the euro interest rate curve (€2,149 million in risk to interest rate cuts). As regards the dollar and sterling curves, the amounts were €865 million and €343 million, respectively, also in risk to interest rate cuts.

As previously stated, we believe these scenarios are very unlikely.

MVE SENSITIVITY BY COUNTRIES TO 100 BASIS POINTS24

% of the total

Rest: Portugal, SCF and Poland.

The tables below give the structure by maturity of the balance sheet’s interest rate risk at the Parent bank and Santander UK at the end of 2014.

SANTANDER PARENT BANK: INTEREST RATE REPRICING GAP25

Million euros. December 31, 2014

	Total	3 months	1 year	3 years	5 years	> 5 years	Not sensitive
Assets	394,976	148,766	70,591	25,194	15,919	19,812	114,693
Liabilities	431,401	166,111	63,114	59,981	30,499	40,457	71,238
Off-balance sheet	36,425	21,971	(1,040)	13,849	2,087	(441)	0
Net gap	0	4,626	6,437	(20,939)	(12,494)	(21,086)	43,455

[24]	Sensitivity for the worst scenario between +100 and -100 basis points.
[25]	Aggregate gap of all foreign currencies in the balance sheet of Parent bank, expressed in euros.

SANTANDER UK: INTEREST RATE REPRICING GAP26

Million euros. December 31, 2014

	Total	3 months	1 year	1-3 years	3-5 years	> 5 years	Not sensitive
Assets	324,674	193,356	30,189	49,580	23,806	7,192	20,551
Liabilities	324,342	210,648	25,153	26,559	11,494	14,779	35,710
Off-balance sheet	(332)	10,815	3,246	(512)	(7,603)	(6,280)	1
Net gap	0	(6,477)	8,282	22,509	4,710	(13,867)	(15,158)

In general, the gaps by maturities remained at very low levels in relation to the size of the balance sheet, in order to minimize the interest rate risk.

Latin America

The long-term balances are positioned to interest rate cuts due to slower economic growth. The situation in the short term is very similar, except in the case of Mexico, as it invests in the short term its liquidity excess in local currency.

A moderate level of exposure was maintained during 2014 in all countries in relation to the annual budget and the amount of equity.

At the end of 2014, the financial margin risk measured in sensitivity to ±100 basis points, was concentrated in three countries, Brazil (€152 million), Mexico (€55 million) and Chile (€33 million), as shown in the chart below:

NIM SENSITIVITY BY COUNTRIES TO 100 BASIS POINTS27

% of the total

Rest: Argentina, Panama, Peru and Uruguay.

Equity value risk, measured by its sensitivity to parallel changes of +/- 100 basis points, is also concentrated in Brazil (€572 million), Chile (€152 million) and Mexico (€132 million).

[26]	Aggregate gap of all foreign currencies in the balance sheet of Santander UK, expressed in euros.
[27]	Sensitivity for the worst scenario between +100 and -100 basis points.

MVE SENSITIVITY BY COUNTRIES TO 100 BASIS POINTS 28

% of the total

Rest: Argentina, Panama, Peru and Uruguay.

The gap tables show the structure by maturity of risk of the balance sheet in Brazil in December 2014.

BRAZIL: INTEREST RATE REPRICING GAP29

Million euros. December 31, 2014

	Total	3 months	1 year	3 years	5 years	> 5 years	Not sensitive
Assets	191,635	79,913	30,171	27,540	9,676	14,086	30,250
Liabilities	191,635	119,076	10,640	12,014	7,288	6,603	36,015
Off-balance sheet	0	(14,156)	12,975	(973)	1,517	637	1
Net gap	0	(53,319)	32,505	14,553	3,905	8,120	(5,764)

1.2. Structural exchange-rate risk/hedging of results

Structural exchange rate risk arises from Group operations in currencies, mainly related to permanent financial investments, and the results and the hedging of these investments.

This management is dynamic and seeks to limit the impact on the core capital ratio of movements in exchange rates.

At the end of 2014, the largest exposures of permanent investments (with their potential impact on equity) were in Brazilian reals, followed by sterling, U.S. dollars, Mexican pesos, Chilean pesos and Polish zlotys. The Group covers part of these positions of a permanent nature with exchange-rate derivatives.

In addition, financial management at the consolidated level is responsible for exchange-rate management of the Group’s expected results and dividends in those units whose currency is not the euro.

[28]	Sensitivity for the worst scenario between +100 and -100 basis points.
[29]	Aggregate gap of all currencies in the balance sheet of the Brazil unit, expressed in euros.

1.3. Structural equity risk

We maintain equity positions in our banking book in addition to those of the trading portfolio. These positions are maintained as portfolios available for sale (capital instruments) or as equity stakes, depending on their envisaged time in the portfolio.

The equity portfolio of the banking book at the end of 2014 was diversified in securities in various countries, mainly Spain, Brazil, the U.S., Netherlands and China. Most of the portfolio is invested in the financial and insurance sectors; other sectors, to a lesser extent, are professional, scientific and technical activities, public administrations (stake in SAREB), energy supply and the hotel and restaurant trade.

The structural equity positions are exposed to market risk. VaR calculations are made for these positions, using market price series for listed shares and proxies for those that do not. At the end of 2014, the VaR at 99% with a one day time frame was €208.5 million (€235.3 million and €281.4 million at the end of 2013 and 2012, respectively).

1.4. Structural VaR

With a homogeneous metric such as the VaR, the total market risk of the balance sheet can be monitored, distinguishing between fixed income (both interest rate as well the credit spread for the ALCO portfolios), exchange rates and equities.

In general, the structural VaR is not high in terms of the Group’s volume of assets or equity.

Structural VaR

Figures in millions of EUR

		December 31, 2014
	December 31, 2013	Low	Average	High	Period End

TOTAL	736.6	612.3	727.5	840.7	806.5

Trading	13.1	8.2	16.9	23.8	10.5
Non-Trading	733.9	597.3	718.6	814.2	809.8
Diversification Effect	(10.3)	6.8	(8.0)	2.6	(13.9)

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

Interest Rate Risk, Foreign Exchange Rate Risk and Equity Price Risk

Figures in millions of EUR

		December 31, 2014
	December 31, 2013	Low	Average	High	Period End
Interest Rate Risk
Trading	8.5	8.1	14.2	22.2	10.5
Non-Trading	681.0	411.3	539.0	698.0	493.6
Diversification Effect	(8.5)	(8.0)	(14.0)	(21.8)	(10.4)

TOTAL	681.0	411.4	539.2	698.4	493.7
Exchange Rate Risk
Trading	4.7	1.3	3.5	10.2	2.9
Non-Trading	197.8	256.9	315.3	533.8	533.8
Diversification Effect	(4.6)	(1.3)	(3.5)	(10.1)	(2.9)

TOTAL	197.9	256.9	315.3	533.9	533.8
Equity Price Risk
Trading	4.7	1.1	2.7	8.9	1.8
Non-Trading	235.3	170.6	228.4	275.8	208.5
Diversification Effect	(4.6)	(1.1)	(2.7)	(8.8)	(1.7)

TOTAL	235.3	170.6	228.4	276.0	208.5

The Group’s daily VaR estimates by activity were as set forth below.

VaR by Activity

Figures in millions of EUR

		December 31, 2014
	December 31, 2013	Low	Average	High	Period End
Trading
Interest Rate	8.5	8.1	14.2	22.2	10.5
Exchange Rate	4.7	1.3	3.5	10.2	2.9
Equity	4.7	1.1	2.7	8.9	1.8
Credit Spread	7.2	4.2	9.3	15.9	4.6
Commodities	0.3	0.1	0.3	0.5	0.1

TOTAL	13.1	8.2	16.9	23.8	10.5

Non-Trading Interest Rate
Interest Rate	681.0	411.3	539.0	698.0	493.6

Exchange Rate

Non-Trading Foreign Exchange
Exchange Rate	197.8	256.9	315.3	533.8	533.8

Non-Trading Equity
Equity	235.3	170.6	228.4	275.8	208.5

TOTAL	736.6	612.3	727.5	840.7	806.5

Interest Rate	681.0	411.4	539.2	698.4	493.7
Exchange Rate	197.9	256.9	315.3	533.9	533.8
Equity	235.3	170.6	228.4	276.0	208.5

2. Methodologies

2.1 Structural interest rate risk

The Group analyzes the sensitivity of net interest margin and of equity value to changes in interest rates. This sensitivity arises from gaps in maturity dates and the review of interest rates in the different asset and liability items.

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

Pre-payment treatment for certain assets

The pre-payment issue mainly affects fixed-rate mortgages in units where the relevant interest rate curves for the balance sheet (specifically for the portfolio of investment in fixed rate mortgages) are at low levels. In these units the risk is modeled and some changes can also be made to assets without defined maturity (credit card businesses and similar).

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

Value at Risk (VaR)

The Value at Risk for balance sheet activity and investment portfolios is calculated with the same standard as for trading: maximum expected loss under historic simulation with a confidence level of 99% and a time frame of one day. As for the trading portfolios, 520 daily figures, representing the two years prior to the reference date, are used in the VaR calculation.

2.2	Structural exchange rate risk/hedging of results

These activities are monitored via position measurements, VaR and results, on a daily basis.

2.3	Structural equity risk

These activities are monitored via position measurements, VaR and results, on a monthly basis.

3.	System for controlling limits

As already stated for the market risk of trading, under the framework of the annual limits, plan limits are set for balance sheet structural risks, reflecting the Group’s risk appetite level.

The main ones are:

Structural interest rate risk of the balance sheet:

•	Sensitivity limit of net interest margin at 1 year.

•	Sensitivity limit of equity value.

Structural exchange rate risk:

•	Net position in each currency (for positions of hedging results).

In the event any one of these limits or their sub limits is breached, the relevant risk management executives must explain the reasons why and facilitate the measures to correct it.

D. Pension, actuarial and fiduciary risks

1. Pension risks

When managing the pension fund risks of employees (defined benefit), the Group assumes the financial, market, credit and liquidity risks which it incurs for the asset and investment of the fund, as well as the actuarial risks derived from the liability, and the responsibilities for pensions to its employees.

The Group’s objective in the sphere of controlling and managing pension risk focuses on identifying, measuring/assessing, monitoring, controlling, mitigating and communicating this risk. The Group’s priority is thus to identify and eliminate or mitigate all focus areas of risk, regardless of whether they have produced losses or not.

This is why the methodology used by the Group estimates the combined losses in assets and liabilities in a defined stress scenario on a yearly basis from changes in interest rates and discount rates, inflation, stocks markets and properties, as well as the credit and operational risk.

Main data

The main data regarding the pension funds of employees of defined benefit are set out in note 25 to our consolidated financial statements, which report the details and movements of provisions for pensions, as well as the main hypotheses used to calculate the actuarial risk and the risk of the fund, including changes in the value of assets and liabilities and details on the investment portfolios assigned to them.

The investor profile of the aggregated portfolio of employees’ pension funds is low risk, as around 70% of the total portfolio is invested in fixed-income assets, as set out in the chart below.

*	Includes positions in hedge funds, private equity and derivatives.

2. Actuarial risk

Actuarial risk is produced by biometric changes in the life expectancy of those with life insurance, from the unexpected increase in the indemnity envisaged in non-life insurance and, in any case, from unexpected changes in the performance of insurance takers in the exercise of the options envisaged in contracts.

The following are actuarial risks:

Risk of life liability: the risk of loss in the value of the liabilities of life insurance caused by fluctuations in risk factors that affect these liabilities.

i. Mortality/longevity risk: risk of loss from movements in the value of the liability resulting from changes in estimates of the probability of death/survival of those insured.

ii. Morbidity risk: risk of loss from movements in the value of the liability resulting from changes in estimates of the probability of disability/incapacity of those insured.

iii. Rescue/fall risk: the risk of loss from movements in the value of the liability resulting from the early cancellation of the contract, of changes in the exercise of the right of rescue by the insurance holders, as well as options of extraordinary contribution and/or suspending contributions.

iv. Risk of costs: risk of loss from changes in the value of the liability resulting from negative variances in planned costs.

v. Catastrophe risk: losses caused by catastrophic events that increase the risk of life liability of the institution.

Risk of non-life liability: risk of loss from the change in the value of the liability of non-life insurance caused by fluctuations in risk factors that affect these liabilities:

i. Premium risk: loss resulting from the insufficiency of premiums to meet the disasters that might occur.

ii. Reserve risk: loss resulting from the insufficiency of reserves for disasters, already incurred but not settled, including costs from management of these disasters.

iii. Catastrophe risk: losses caused by catastrophic events that increase the risk of non-life liability of the institution.

Main data

In the case of the Group, actuarial risk encompasses the activity of the Group’s fully-owned subsidiaries which are subject not only to a risk of actuarial nature, but also their activity is impacted by the rest of financial, non-financial and transversal risks, defined by the Group.

The volume of assets managed by the companies in Spain and Portugal that are wholly owned subsidiaries of the Bank amounted to €25,576 million, of which €23,276 million are directly related to commitments with insurance holders, as follows:

•	€14,479 million are commitments guaranteed (wholly or partly) by the companies themselves.

•	€8,797 million are commitments where the risks are assumed by the insurance holders.

3. Fiduciary risk

Fiduciary risk comes from the management and/or administration by clients of products and assets, as well as when acting as trustee for third parties. It is mostly associated with activities related to investment and protection products linked to asset management and insurance activities.

It is the risk incurred when acting as trustee for third parties or managing assets for the benefit of third parties, where mismanagement of assets could result in losses for the client and the fiduciary could be responsible for these losses, with the consequent economic and/or reputational impact.

The fiduciary risk can also be defined as the potential loss that could occur due to significant fluctuations in the value of the portfolios managed by the fiduciary for third parties (settler/beneficiaries) and the image and reputation of the trust.

In this sense, there is a relation between fiduciary risks and the risk of conduct, which is the risk caused by inadequate practices in the Bank’s relationship with its clients, the treatment and products offered to the client and their adequacy for each specific client, as well as the compliance and reputational risks.

The main factor of all activities and/or businesses that involve a fiduciary risk is the duty to act in the client’s best interest (“Look after the money of clients as if it was your own”). This principle obliges one to always act in the client’s interest, in accordance with the mandate, instructions or orders.

This principle is backed by basic pillars for managing fiduciary risk and defending clients’ interests.

•	Knowledge of the client: risk management should be orientated by adequate knowledge, within the organization, of the reality and needs of clients. This knowledge includes the appropriateness of the product offered to clients in asset management and insurance, ensuring that it fits into the marketing policy in accordance with the client profile.

•	Mandate compliance: the process of risk management requires analysis and control of the mandates through regular assessment of compliance with them. The risk associated with clients’ positions will be managed for by applying the same general principles as those applied in the analysis and control of the Group’s own risks.

•	Transparency: all the relevant information on management of positions, the risks entailed in them and the evolution and results generated by these positions must be transmitted to the client.

•	Management of conflicts of interest: potential or actual conflicts of interest can result from the interrelation between the activity of management and that of other business units or Group areas. In order to avoid these circumstances the criteria established by the Group will be followed in all cases, safeguarding in all of them the interests of clients, participants, partners or those insured.

•	Monitoring and adapting to regulations: both of products as well as fund management companies so as to always provide the highest quality service and foresee regulatory risk.

The largest component of fiduciary risk is associated with asset management by third parties: discretional management of vehicles and portfolios by fund management and insurance companies in which the Group has a stake and/or with whom distribution agreements are maintained, as well as activity carried out by the Group’s private banking units which provide advisory services and discretional management of client portfolios.

The regulations impose on fund management companies as well as companies that provide investment services the obligation to always safeguard the interests of clients.

This obligation is specified in the management contract or fiduciary mandate, which defines the conditions under which the fiduciary operates and its relation with clients. In order to guarantee compliance with the mandate granted by clients, risk is managed from the different vectors that could affect the portfolios as further discussed below.

In order for the fiduciary to be able to carry out these services, there must be at the local level a legal structure subject to the requirements of its local supervisor. It is also necessary to have adequate technical and human resources, and conduct the control and monitoring of risks in a risk and compliance unit that is independent of business.

The three fundamental vectors of fiduciary risk control are:

•	The financial, market, credit and liquidity risks which are incurred by investing the wealth of clients in financial products and instruments.

•	The regulatory risk of complying with the limits established by regulations and the strictly fiduciary risk, complying with the investment mandates and with the security of the investment process.

•	The importance of monitoring the final result of the investments both with regard to the fiduciary relations with the client who expects the best result as well as with regard to competitors, with the objective of offering a product of the highest possible quality and without compromising Group’s risk principles.
Management and control model

The Group’s business and asset management activities were changed during the course of 2014, following the corporate restructuring at Santander Asset Management (SAM), a vehicle that integrates asset management activity and which, under the marketing agreement entered into, offers a wide range of savings and investment products that cover the various needs of clients and which are distributed by the Group’s commercial networks and by external distribution channels.

Asset management activity can vary as regards the assets managed:

•	Management of mutual funds and companies, discretional management portfolios and pension funds, currently developed by SAM and by countries’ private banking teams and vehicles.

•	Private equity management, specialized in managing venture capital vehicles.

•	Real estate management, specialized in managing property products.

We market and manage these assets in accordance with the rules and recommendations of local supervisors, following minimum standards that ensure the best interests of our clients.

The mission and objectives of the Group’s department of fiduciary risks are synthesized in the admission and monitoring of the risks assumed with clients and businesses, participating in the decision-making processes on the introduction of new products and the mandates of defined management; and, subsequently, monitoring all the fiduciary risks.

In order to comply with this mission, the fiduciary risk team has the following functions:

•	Define the risk profile of the new products/portfolios/mandates and underlying assets, participating in the approval process, as well as approving the companies that manage and administer them.

•	Identify, know, control, analyze and monitor the fiduciary risks globally in the business of private banking, asset management and insurance.

•	Cooperate in designing and defining the fiduciary risk policies: products, underlying assets and management policies.

•	Disseminate, implement, cooperate in applying and overseeing compliance in the local units and in each of the business units of the risk policies, procedures and any other rule applicable in the fiduciary risk sphere.

•	Design the control and monitoring policies of fiduciary risk on products, portfolios, mandates and underlying assets, guaranteeing both the vision of control as well as that of management.

•	Supervise the result of the control processes conducted, make improvement proposals and recommendations for fiduciary risk.

•	Design and implement mitigating measures for the risks detected.

Implementing these functions is structured at the parent and local levels in the following way:

At the parent level, the area of fiduciary risks is in charge of designing and defining the financial risk policies and procedures, compliance and performance at the global level; disseminating and cooperating in their implementation in the local units; supervising the result of the control processes carried out locally and implementing, when necessary, the mitigating measures for the risks detected.

At the local level, the areas of local risks must have the structure and means necessary to conduct its activity as described above, as they are in charge of executing the various controls established, assuming the responsibility of reporting the results to the interlocutors at the local level (business, risk supervision, regulators and supervisors, etc.), as well as to their interlocutors at the parent level.

Main metrics

At the end of 2014, the mutual funds managed and marketed were €124,708 million and the pension funds were €11,481 million.

The risk profile of the total mutual and pension funds is influenced by the type of assets incorporated in the different products, as shown below:

Part 6. Liquidity and funding risk

6.1. Introduction to the treatment of liquidity and funding risk

Liquidity and funding management has always been a basic element of the Group’s business strategy and a fundamental cornerstone, together with capital, on which the strength of its balance sheet rests.

Liquidity became highly significant for bank management in recent years due to the stresses that arose in the financial markets in the context of a global economic crisis. This scenario emphasized the importance of banks having appropriate funding structures and strategies to ensure the continuity of their intermediation activity.

During that period of stress, the Group enjoyed an adequate liquidity position, surpassing that of its peers, which represented a competitive advantage in terms of carrying on and expanding its activity in a demanding environment.

Currently, in a more favorable scenario for liquidity, the Group continues to benefit from its proven robustness as it meets the new challenge of cost optimization amid the demanding liquidity standards required by regulations, and as it drives growth in geographical areas previously undergoing deleveraging.

This improved position achieved by the Group as a whole is based on a decentralized funding model composed of subsidiaries that are autonomous and self-sufficient in terms of liquidity. Each subsidiary is responsible for covering the liquidity needs arising from its current and future activity, either by taking deposits from its customers in its area of influence, or by resorting to the wholesale markets where it operates, subject to management and supervision procedures coordinated at Group level.

This is a funding structure that has proven to be most effective in situations of high market stress as it prevents difficulties in one area from affecting funding capacity in other areas and, therefore, the Group as a whole, which could occur if a centralized funding model was used.

In addition, at the Group this funding structure also benefits from the advantages of having a commercial banking model with a significant presence in ten markets with great potential, with the focus on retail customers and a high level of efficiency. As a result, the subsidiaries have a considerable capacity to attract stable deposits, as well as a significant issue capacity in the wholesale markets of those countries, generally in local currencies, bolstered by the strength of their franchise and their membership in a leading group.

6.2. Liquidity management framework—Monitoring and control of liquidity risk

Structural liquidity management seeks to finance the Group’s recurring business with optimal maturity and cost conditions, avoiding the need to assume undesired liquidity risks.

Liquidity management at the Group is based on the following principles:

•	Decentralized liquidity model.

•	Medium- and long-term liquidity needs arising from the business must be funded using medium- and long-term instruments.

•	High proportion of customer deposits, as a result of a commercial balance sheet.

•	Diversification of wholesale funding sources by: instrument/investor; market/currency; and maturity.

•	Restrictions on recourse to short-term wholesale financing.

•	Availability of a sufficient liquidity reserve, including a capacity for discounting at central banks, to be drawn upon in adverse situations.

•	Compliance with the regulatory liquidity requirements at the Group and subsidiary level, as a new conditioning factor in management.

In order to ensure the effective application of these principles by all the Group entities, it was necessary to develop a single management framework resting on the following three tenets:

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

6.2.1. Organizational and governance model

Decisions relating to all structural risks, including liquidity risk, are made though local asset-liability committees (ALCOs) in coordination with the Global ALCO.

The Global ALCO is the body empowered by the Bank’s board of directors to coordinate the asset and liability management (ALM) function throughout the Group, including the management of liquidity and funding, which is carried out by the local ALCOs in accordance with the corporate ALM framework.

It is chaired by the Bank’s chair and its members are an executive deputy chairman (who, in turn, is the chairman of the executive risk committee), the CEO, the finance and risk executive vice presidents, and other executive vice presidents and heads of certain business and analysis units who perform advisory functions.

In line with governance best practice, the Group has traditionally maintained a clear division between the implementation of the financial management strategy (for which the financial management area is responsible) and its monitoring and control (which is the responsibility of the market risk area).

In recent years, this governance model has been reinforced by being integrated into a more global vision of the Group’s risks, namely the Group risk appetite framework. This framework responds to the demands from market regulators and participants, as a result of the financial crisis, for banks to strengthen their risk management and control systems.

With respect to the liquidity risk profile and appetite, the framework aims to reflect the Group’s business strategy in structuring the balance sheet to make it as resilient as possible to potential liquidity stress scenarios. Appetite metrics have therefore been structured to reflect the application, on an individual basis, of the principles of the Group’s management model, with specific levels for the structural funding ratio and minimum liquidity horizons under various stress scenarios.

6.2.2. Balance sheet analysis and liquidity risk measurement

Funding and liquidity decision-making is based on a thorough understanding of the Group’s current situation (environment, strategy, balance sheet and liquidity position), of the future liquidity needs of the various units and businesses (liquidity projection) and of the accessibility and situation of the funding sources in wholesale markets.

Its aim is to ensure that the Group maintains adequate liquidity levels to cover its short- and long-term requirements with stable funding sources, optimizing the impact of funding costs on the income statement.

This requires the monitoring of the balance sheet structure, the preparation of short- and medium-term liquidity projections and the establishment of basic metrics.

Simultaneously, various scenario analyses are conducted considering the additional liquidity needs that could arise if certain very severe but highly unlikely events occur. These events might have a varying effect on the various balance sheet items and/or funding sources (extent of roll-over of wholesale financing, level of run-off of deposits, impairment of liquid assets, etc.), due either to the global market conditions or to the Group’s specific situation.

The results of these balance-sheet, projection and scenario analyses provide the inputs required to prepare the Group’s various contingency plans, which, if necessary, would enable it to anticipate a broad spectrum of potential adverse situations.

All these measures are in line with the practices being promoted to strengthen the liquidity of financial institutions by the Basel Committee and the various regulators (in the European Union, the European Banking Authority). The objective is to define a framework of principles and metrics that are, in some cases, nearing implementation and, in others, at earlier stages of development.

Methodology for liquidity risk monitoring and control

The liquidity risk metrics adopted by the Group pursue the following goals:

•	To attain the highest degree of effectiveness in liquidity risk measurement and control.

•	To provide support for financial management, to which end the metrics are adapted to the manner in which the Group’s liquidity is managed.

•	To be aligned with the regulatory requirements arising from the transposition of Basel III in the European Union, in order to avoid any conflicts between limits and to facilitate management.

•	To act as an early warning system that anticipates potential risk situations by monitoring certain indicators.

•	To achieve involvement at country level. Although the metrics are developed on the basis of common, uniform concepts affecting liquidity, these have to be analyzed and adapted by each unit.

Two kinds of basic metrics are used to control liquidity risk: short term and structural. Short-term metrics include basically the liquidity gap, while structural metrics feature the net structural balance-sheet position.

Liquidity gap

The liquidity gap provides information on potential cash inflows and outflows -both contractual and those estimated using assumptions- for a given period. Liquidity gap analyses are prepared for each of the main entities and for each of the currencies in which the Group operates.

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

Consequently, as this analysis has to be performed on an individual basis for each subsidiary, for the purpose of their autonomous management, a consolidated view of the Group’s liquidity gaps is of very limited use for the management and understanding of liquidity risk.

Net structural position

The purpose of this metric is to determine the reasonableness of the balance-sheet funding structure. The Group’s aim is to ensure that its structural needs (lending, non-current assets, etc.) are satisfied by means of an appropriate combination of wholesale funding sources and a stable retail customer base, as well as capital and other non-current liabilities.

Each unit prepares its liquidity balance sheet based on the nature of its business and compares its liquidity needs with the various funding sources available to it. The essential factors taken into account in determining this metric are the degree of recurrence of the business to be financed, the stability of the funding sources and the readiness with which assets can be converted into cash.

In practice, each subsidiary prepares its own liquidity balance sheet (different from the balance sheet for accounting purposes) by classifying the various asset, liability and off-balance-sheet items on the basis of their nature in terms of liquidity. Thus, the funding structure of each subsidiary is determined, which must at all times conform to a fundamental premise: namely that the core businesses must be financed with stable funds and medium- and long-term financing. The combination of these measures guarantees the robustness of the Group’s financial structure and the sustainability of its business plans.

At the end of 2014, the Group had a structural liquidity surplus of €153,000 million, comprising debt securities (€151,000 million), equity instruments (€14,000 million) and net loans and advances to credit institutions and central banks (€9,000 million), offset by short-term wholesale funding (€21,000 million).

Accordingly, the average structural liquidity surplus amounted to €158,000 million.

Scenario analysis

The Group supplements the aforementioned metrics by developing a series of stress scenarios.

Its main objective is to identify the critical factors in potential crises and, at the same time, to define the most appropriate management measures to address each of the situations assessed.

In their liquidity analyses the units generally consider three different scenarios: idiosyncratic, local systemic and global systemic. These scenarios constitute the minimum standard analysis established for all Group units to be reported to senior management. Also, each unit develops ad-hoc scenarios which replicate major historical crises or the liquidity risks specific to its particular environment.

The definition of scenarios and calculation of metrics under each scenario is directly related to the definition and execution of the liquidity contingency plan, which is the responsibility of financial management.

At the end of 2014, in the event of a potential systemic crisis the Group would have an adequate liquidity position.

6.2.3. Management tailored to business needs

The Group performs its liquidity management at subsidiary and/or business unit level in order to finance its recurring activities with the appropriate terms and prices.

In practice, the liquidity management at these units consists of:

•	Preparation of a liquidity plan each year on the basis of the funding needs arising from the budgets of each business and the methodology described above. Based on these liquidity requirements and taking into account certain conservative limits on the raising of funds in the short-term markets, the financial management area establishes an issue and securitization plan for the year at subsidiary/global business level.

•	Year-round monitoring of the actual changes in the balance sheet and in the funding requirements of the subsidiaries/businesses, which results in the relevant updates of the plan.

•	Monitoring and management of the units’ compliance with the regulatory ratios, and oversight of the level of committed assets in each unit’s funding, from a structural standpoint and with regard to the component with the shortest term.

•	Continuous active presence in a wide range of wholesale funding markets, enabling the Group to maintain an adequate issue structure that is diversified in terms of product type and has a conservative average maturity.

The effectiveness of this management effort at Group level is based on the fact that it is implemented at all subsidiaries. Specifically, each subsidiary budgets the liquidity requirements resulting from its intermediation activity and assesses its own ability to raise funds in the wholesale markets so that, in ongoing coordination with the Group, it can establish an issue and securitization plan.

Traditionally, the Group’s main subsidiaries have been self-sufficient in terms of their structural funding. The exception is Santander Consumer Finance (SCF) which, because it specializes in consumer financing mainly through dealer/retailer recommendations, requires the financial support of other Group units, especially the Parent.

6.3. Funding strategy and evolution of liquidity in 2014

6.3.1. Funding strategy

In the last few years the Group’s funding activity has achieved its goal of obtaining sufficient funds for the Group’s recurring business in a more demanding environment. At its peak, during the global economic and financial crisis, the Group had to manage sharp increases in risk. As a result, liquidity levels were very low over certain time horizons and the related costs of funding were very high. Following the interventions by the central banks of the major economies, these market conditions eased significantly throughout 2013 and even more so in 2014.

This sound performance by the Group was underpinned by the extension of the management model to all Group subsidiaries, including recent acquisitions, and, above all, by the adaptation of the subsidiaries’ strategies to the growing demands of both markets and regulators. These demands were not uniform across the markets and reached far higher levels of difficulty and pressure in certain areas, such as the peripheral regions of Europe.

In any case, it is possible to identify a series of general trends in the policies implemented by Group’s subsidiaries in their funding and liquidity management strategies since the beginning of the crisis, namely:

•	Strong generation of liquidity from the commercial business due to the lower growth of credit and greater emphasis on attracting customer funds.

•	Maintenance of adequate, stable medium- and long-term wholesale funding levels at Group level. At 2014 year-end, this funding represented 21% of the liquidity balance sheet, a similar level to that of recent years but well below that of 2008 year-end when wholesale funding, which was more abundant and less expensive, had not yet suffered the pressures of the crisis. Following the tightening of conditions on the wholesale markets, the Group’s decentralized subsidiaries model, with proprietary issue and rating programs, contributed to maintaining the Group’s high-level participation in the developed wholesale markets, even in the most demanding periods, such as the two-year period encompassing 2011 and 2012.

•	Holding a sufficient volume of assets eligible for discount at central banks as part of the liquidity reserve to anticipate periods of stress on wholesale markets. In particular, in recent years the Group has significantly raised its total discount capacity, which currently stands at around €170 billion.

Thanks to all these market and business developments, based on a sound liquidity management model, the Group currently enjoys a very robust funding structure, the main features of which are as follows:

•	High proportion of customer deposits in a predominantly commercial balance sheet. Customer deposits are the Group’s major source of funding. These deposits represent around two thirds of the Group’s net liabilities (i.e. of the liquidity balance sheet) and at the end of 2014 they accounted for 88% of net loans.

•	Diversified wholesale funding, primarily at medium and long term, with a very small proportion maturing in the short term. Medium- and long-term wholesale funding represents 21% of the Group’s net liabilities and enables it to comfortably cater for the net loans not financed with customer deposits (commercial gap). This funding is well-balanced by instrument (approximately 1/3 senior debt, 1/3 securitizations and secured, structured loans, 1/4 covered bonds, with the remainder consisting of preference shares and subordinated debt) and by market: the markets with a greater proportion of issues are the ones where investment activity is higher.

6.3.2. Evolution of liquidity in 2014

At the end of 2014, in comparison with 2013, the Group reported:

•	A stable ratio of loans to net assets (total assets less trading derivatives and interbank balances) at 74% due to the improvement in lending following the end of deleveraging in mature markets.

•	A slight increase in the loan-to-deposit (LTD) ratio, to 113% (112% in 2013), within very comfortable levels (lower than 120%). The trend in this ratio reflects the recovery of credit in mature markets, both organic and inorganic, and the increased focus on optimizing the cost of retail deposits in countries with low interest rates.

•	A slight decline in the ratio of loan-to-customer deposits plus medium- and long-term funding, for similar reasons to the trend in the LTD ratio, since the increase in the wholesale funds is also lower than that of loans. This ratio stood at 116%.

•	There was a continuing limited recourse to short-term wholesale funds at the Group. The ratio of this funding, at around 2%, was in line with previous years.

Lastly, the Group’s structural surplus (i.e. the excess of structural funding resources -deposits, medium- and long-term funding, and capital- over structural liquidity requirements -non-current assets and loans-) continued to rise in 2014. At December 31, 2014, the structural surplus stood at €153 billion on a consolidated basis.

Asset encumbrance

It is important to note the Group’s moderate use of assets as security for structural balance-sheet funding sources. Following the guidelines laid down by the European Banking Authority (EBA) in 2014, the concept of asset encumbrance includes both on-balance-sheet assets provided as security in transactions to obtain liquidity and off-balance-sheet assets that have been received and re-used for the same purpose, as well as other assets associated with liabilities for reasons other than funding.

The reporting of the Group information at 2014 year-end required by the EBA is as follows:

On-balance-sheet encumbered assets

Billions of euros	Carrying amount of encumbered assets	Carrying amount of non- encumbered assets
Assets	296.0	970.3
Credits and loans	186.3	692.1
Equity instruments	7.4	11.4
Debt securities	84.2	92.2
Other assets	18.1	174.6

Encumbrance of collateral received

Billions of euros	Fair value of encumbered collateral received or own debt securities issued	Fair value of collateral received or own debt securities issued available for encumbrance
Collateral received	57.5	37.4
Credits and loans	1.6	0.3
Equity instruments	1.8	0.6
Debt securities	54.2	31.4
Other collateral received	—	5.3
Own debt securities issued other than own covered bonds or ABSs	—	—

Encumbered assets and collateral received and matching liabilities

Billions of euros	Matching liabilities, contingent liabilities or securities lent	Assets, collateral received and own debt securities issued other than covered bonds and ABSs encumbered
Total sources of encumbrance (carrying amount)	291.7	353.5

On-balance-sheet encumbered assets amounted to €296 billion, almost two-thirds of which are loans (mortgage loans, corporate loans, etc.). For their part, off-balance-sheet encumbered assets amounted to €57.5 billion, relating mostly to debt securities received as security in asset purchase transactions and re-used. Taken together, these two categories represent a total of €353.5 billion of encumbered assets, which give rise to €291.7 billion of associated liabilities.

At 2014 year-end, total assets encumbered in funding transactions represented 26% of the Group’s expanded balance sheet under EBA standards (total assets plus collateral received: €1,361 billion at December 2014).

Within these encumbered assets, a distinction should be made between the different sources of encumbrance and the role they play in the Group’s funding:

•	50% of total encumbered assets relate to security provided in medium- and long-term financing transactions (with average maturity of more than two years) to fund the commercial balance-sheet activity. This places the level of “structural” asset encumbrance at 13% of the expanded balance sheet under EBA standards.

•	The other 50% relate to transactions in the short-term market (with average maturity of less than three months) or to security provided in derivative transactions whose purpose is not to fund the ordinary business activity but rather to ensure efficient short-term liquidity management.

Part 7. Operational risk

7.1. Definition and objectives

The Group defines operational risk as the risk of loss resulting from inadequate or failed internal processes, human resources and systems or from external events.

Operational risk is inherent in all products, activities, processes and systems, and is generated in all the business and support areas. Accordingly, all the employees are responsible for managing and controlling the operational risks generated in their area of activity.

The aim pursued by the Group in operational risk control and management is primarily to identify, measure/assess, monitor, control, mitigate and report on this risk.

The Group’s priority, therefore, is to identify and mitigate any clusters of operational risk, irrespective of whether losses have been incurred. Measurement of this risk also contributes to the establishment of priorities in operational risk management.

For the purpose of calculating regulatory capital for operational risk, the Group has been applying the standardized approach provided for under Basel II standards. However, in 2014 the Group initiated a project to shift to Advanced Measurement Approaches (AMA), for which it has already satisfied the majority of the regulatory requirements. In any event, it should be noted that the priority in operational risk management continues to be focused on mitigation.

7.2. Operational risk management and control model

7.2.1. Operational risk management cycle

The operational risk management and control model includes the following phases:

•	Identification of the operational risk inherent in all the Group’s activities, products, processes and systems.

•	Definition of the target operational risk profile, specifying the strategies by unit and time horizon, through the establishment of the operational risk appetite and tolerance, the budget and the related monitoring.

•	Engagement of all employees in the operational risk culture, through appropriate training for all areas and levels of the organization.

•	Objective and continued measurement and assessment of operational risk, consistent with the industry and regulatory standards (Basel, Bank of Spain, etc.).

•	Continuous monitoring of operational risk exposures, implementation of control procedures, improvement of internal awareness and mitigation of losses.

•	Establishment of mitigation measures to eliminate or minimize operational risk.

•	Generation of periodic reports on the exposure to operational risk and its level of control for senior management and the Group’s areas/units, and reporting to the market and the regulatory authorities.

•	Definition and implementation of the methodology required for calculating capital in terms of expected and unexpected loss.

The following is required for each of the key processes indicated above:

•	Definition and implementation of systems enabling the Group to monitor and control operational risk exposures. These systems must be integrated into the Group’s daily management, using the current technology and maximizing the automation of applications.

•	Definition and documentation of operational risk management and control policies and implementation of the related methodologies and tools consistent with current regulations and best practices.

The operational risk management and control model implemented by the Group provides the following benefits:

•	It encourages the development of an operational risk culture.

•	Integrated and effective management of operational risk (identification, measurement/assessment, control/mitigation and reporting).

•	Improved knowledge of actual and potential operational risks and better assignment to business and support lines.

•	The information on operational risk helps improve processes and controls and reduce losses and income volatility.

•	Setting of limits for operational risk appetite.

7.2.2. Risk identification, measurement and assessment model

In order to identify, measure and assess operational risk, the Group defined a set of quantitative and qualitative corporate techniques/tools that are combined to perform a diagnosis based on the identified risks and obtain a valuation through the measurement/assessment of the area/unit.

The quantitative analysis of this risk is carried out mainly using tools that record and quantify the level of losses associated with operational risk events.

The tools defined for the qualitative analysis aim to assess aspects (coverage/exposure) linked to the risk profile, thereby making it possible to capture the control environment in place.

7.3. Mitigation measures

The Group has an inventory of mitigation measures established in response to the main sources of risk. They were identified through the analysis of the tools applied for managing operational risk, and from the organizational and development model, as well as from the preventive implementation of operational and technology risk management and control policies and procedures.

The most significant mitigation measures center on improving security for customers in their ordinary transactions, and continuous improvement of processes, technology and management to ensure that products are sold and services are provided appropriately.

In addition, with regard to measures relating to customer-, product- and business-related practices, the Group establishes corporate policies for marketing products and services.

Anti-cyber-risk measures

There was in 2014 an increase in the number and impact of incidents relating to cybersecurity, which affect all types of companies and institutions, including those in the financial sector. This trend, which is generating concern among entities and regulators, is encouraging the adoption of preventive measures in order to be prepared for attacks of this nature. The implementation of the cybersecurity strategy at the various Group entities gave rise to various initiatives and lines of action, such as:

•	Assessment of each entity’s situation with respect to the internal reference model in order to identify possibilities for improvement and to prioritize points of action with regard to cyber risks.

•	Strengthening of the technological solutions and services aimed at detecting and preventing cyber-attacks and information leaks, and the recording, correlation and management of security events.

•	Improvement of the security monitoring services and extension of their scope.

•	Participation in the cyber exercises promoted by the Spanish Cybersecurity Institute (INCIBE) aimed at evaluating the response by companies to this type of incident.

•	Cooperation with international forums with the objective of identifying best practices and sharing information about threats.

Measures also began to be taken to update the training programs in this sphere for the Group’s employees, which will lead to a new course in the e-learning platform in 2015. This course will give precise steps, as well as examples of the main patterns of cyber attacks and electronic fraud currently occurring.

In addition, observation and study of the events in the sector and in other industries, from an analytical standpoint, enables us to update and adapt our models to the emerging threats.

Lastly, we have prepared a global program of insurance for cyber risk that covers the Group’s units against such events.

7.4. Business continuity plan

The Group has a business continuity management system to ensure the continuity of the business processes of its entities in the event of a disaster or serious incident.

This basic objective consists of the following:

•	Minimizing possible injury to persons, as well as adverse financial and business impacts for the Group, due to an interruption of normal business operations.

•	Reducing the operational effects of a disaster by supplying a series of pre-defined, flexible guidelines and procedures to be employed in order to resume and recover processes.

•	Resuming time-sensitive business operations and associated support functions, in order to achieve business continuity, stable earnings and planned growth.

•	Re-establishing the time-sensitive technology and transaction-support operations of the business if existing technologies are not operational.

•	Protecting the public image of, and confidence in, the Group.

•	Meeting the Group’s obligations to its employees, customers, shareholders and other third-party stakeholders.

In 2014, the Group continued to make progress in the implementation and continuous improvement of its business continuity management system. It placed particular emphasis on tightening controls for monitoring the continuity plans of the suppliers that provide services deemed essential for the Bank.

7.5. Other matters relating to operational risk control and monitoring

Analysis and monitoring of controls in market operations

In view of the specific features and complexity of financial markets, the Group seeks to continually strengthen the operational control procedures in order to remain in line with new regulations and best market practices. Therefore, in 2014, the control model for this business continued to be improved, with particular emphasis on the following points:

•	Analysis of the individual operations of each treasury operator to detect any possible anomalous conduct.

•	Implementation of a new tool enabling compliance with the new requirements regarding transaction recording and control.

•	Tightening of controls on cancellations of amendments to transactions.

•	Reinforcement of controls on contributions of prices to market indices.

•	Development of additional controls for operational detection and prevention.

•	Development of additional controls of accesses to front-office record keeping systems.

The business is also undergoing a global transformation, combined with the modernization of the technology platforms and operating processes involving a robust control model that enables the operational risk associated with this activity to be reduced.

Corporate information

The operational risk function has an operational risk management information system that provides data on the Group’s main risk elements. The information available from each country/unit in the operational risk sphere is consolidated to provide a global view with the following features:

•	Two levels of information: one corporate, with consolidated information, and the other individualized for each country/unit.

•	Dissemination of the best practices among the countries/units of the Group, obtained from the combined study of the results of qualitative and quantitative analyses of operational risk.

More specifically, information is prepared on the following aspects:

•	The operational risk management model in place at the Group and its main units and geographical areas.

•	The scope of operational risk management.

•	Monitoring of appetite metrics.

•	Analysis of the internal event database and of significant external events.

•	Analysis of the most significant risks, detected using various sources of information, such as the internal operational and technology risk assessment exercises.

•	Evaluation and analysis of risk indicators.

•	Mitigating measures/active management.

•	Business continuity plans and contingency plans.

This information acts as the basis for meeting reporting requirements including to the executive risk committee, the risk supervision, regulation and compliance committee, the operational risk committee, senior management, regulators and rating agencies.

The role of insurance in operational risk management

The Group considers insurance as a key factor in operational risk management. In 2014, common guidelines were established for coordinating the various functions involved in the management cycle for operational risk-mitigating insurance, mainly the areas of proprietary insurance and operational risk control, but also the various front-line risk management areas.

Part 8. Compliance, conduct and reputational risk

8.1. Definitions and objective

Compliance risk is the risk of receiving penalties (financial or otherwise), or of being subject to other types of disciplinary measures by the supervisors as a result of failing to comply with laws, regulations, standards, the organization’s self-regulatory standards or codes of conduct applicable to the activity carried on.

Conduct risk is the risk caused by inappropriate practices in the Bank’s dealings with its customers and products offered to them and the adequacy thereof for each particular customer.

Reputational risk is defined as the risk of damage to the perception of the Bank held by public opinion, the Bank’s customers, investors or any other interested party.

The Group’s objective regarding compliance and conduct risk is: (i) to minimize the probability of irregularities arising; and (ii) to identify, report and swiftly resolve any irregularities that might possibly arise. As for reputational risk, bearing in mind the diversity of sources from which it can arise, management efforts are aimed at identifying and controlling this risk so that the probability of its occurring is reduced and its possible impact is mitigated.

8.2. Corporate governance and organizational model

It is the responsibility of the Bank’s board of directors, as part of its supervisory function, to approve the Group’s general risk policy. In the corporate compliance, conduct and reputational risk area, the board is in charge of the Group’s general code of conduct, the governance frameworks on the prevention of money laundering and terrorist financing, and the marketing of products and services.

The compliance function reports to the board of directors: (i) on an ongoing basis, directly through an executive deputy chairman of the board who supervises the Group’s compliance function; and (ii) through the monthly report submitted to the risk supervision, regulation and compliance committee. This committee supports and advises the board in the Group’s relationship with the supervisors and regulators of the various countries in which it is present, as well as in the supervision of internal codes and regulations.

At its meeting on January 16, 2015, the board of directors resolved to appoint an executive deputy chairman of the board, to whom the compliance function will report, in accordance with regulatory recommendations on corporate governance. In addition, in order to bolster the prominence of the compliance function, at its meeting on February 2, 2015 the executive committee resolved to appoint an executive vice president as chief compliance officer.

The corporate committees for regulatory compliance, analysis and resolution and marketing (the last two specialize in their respective subjects: the prevention of money laundering and the marketing of products and services) are collective bodies with basic competencies in this matter which have a global scope (all geographical areas, all businesses) and are replicated at local level.

The risk unit monitors the compliance risk control framework both from the integrated risk control and internal risk validation area (CIVIR), in the exercise of its functions to support the executive risk committee, and from the non-financial risk control area created in 2013.

The organizational model revolves around the corporate compliance and reputational risk area, which is entrusted with managing the Group’s compliance, conduct and reputational risks. Within this area are the corporate regulatory compliance risk management office, the corporate conduct risk management office and the corporate financial intelligence unit (UCIF), which is responsible for the prevention of money laundering and terrorist financing. This structure is replicated at local level and also in the global businesses, and the appropriate functional reporting channels to the corporate area have been established.

8.3. Risk appetite model and regulatory risk assessment exercise

The Group’s risk appetite model applicable to compliance and conduct risk is characterized by the following three elements:

•	It is based on an express declaration of zero appetite for compliance and conduct risk.

•	The objective of the management performed by the Group is to minimize the incidence of compliance and conduct risk. Accordingly, systematic monitoring is performed using the compliance and conduct risk indicator resulting from the assessment matrices prepared for each country.

•	Quarterly monitoring of the level of risk is performed on a country-by-country basis.

Data of the communications received from the various supervisors each month is fed into the assessment matrix. Each of these communications is allocated a score depending on the risk they represent in terms of: (i) costs due to fines; (ii) process reorganization costs; and (iii) the impact on the brand and reputational risk. These assessments complement the ratings assigned by internal audit with respect to compliance. Each local unit is allocated a weighting based on its attributable profit and volume of assets, which can be used to obtain an overall score for the Group.

The corporate compliance area carried out a regulatory risk assessment exercise in 2014 focusing on the Group’s main countries. This exercise, which centered on the identification of the regulatory obligations affecting the Group’s units, was based on a risk assessment of each obligation, which is conducted in two stages: the first, in relation to “inherent risk”, which stems from the activity relating to the business, and the second, in relation to residual risk, after taking the effect of the controls into consideration.

This regulatory risk assessment exercise is expected to complement the risk appetite model by contributing new metrics to it.

8.4. Risk management model

The main responsibility for compliance, conduct and reputational risk management is shared by the compliance and reputational risk function and the various business and support units that conduct the activities giving rise to risk. The responsibility for fostering the development of standard policies across the entire Group, for establishing controls and monitoring and checking that they are applied, and for reporting incidents lies with the compliance and reputational risk function, which is also responsible for advising senior management on these matters and for fostering a culture of compliance, all as part of an annual program whose effectiveness is periodically evaluated.

The compliance function directly manages the basic components of these risks (money laundering, codes of conduct, product marketing, etc.) and ensures that the other components are duly addressed by the corresponding Group unit (responsible financing, data protection, customer claims, etc.), for which purpose it has established the appropriate control and verification systems.

The integrated risk control and internal risk validation area (CIVIR) ensures that the risk management model is properly executed. Also, as part of its functions, internal audit performs the tests and reviews required to check that the standards and procedures established at the Group are being complied with.

The central plank of the Group’s compliance program is the general code of conduct. This code contains the ethical principles and standards of conduct that must guide the actions of all the Group employees and is complemented in certain matters by the standards contained in the industry-specific codes and manuals30.

Also, the code establishes: i) the functions and responsibilities regarding compliance by the Group’s relevant governing bodies and divisions; ii) the standards regulating the consequences of the failure to comply; and iii) a channel for reporting and processing notifications of allegedly unlawful actions.

It is the role of the corporate compliance office, under the supervision of the risk supervision, regulation and compliance committee and the regulatory compliance committee, to ensure the effective implementation and monitoring of the general code of conduct.

The regulatory compliance committee has authority on all matters relating to the compliance function, without prejudice to the matters assigned to the two specialist bodies in this area (the corporate marketing committee with regard to the marketing of products and services, and the analysis and resolution committee with regard to the prevention of money laundering and terrorist financing). The regulatory compliance committee is composed of representatives from the general secretary’s division, risk, human resources, organization and costs, technology and operations, internal audit, financial management and public policy.

[30]	The industry-specific codes and manuals include the prevention of money laundering and terrorist financing manual, the code of conduct in securities markets, the procedures manual for the sale of financial products, the analysis code of conduct, the research policy manual, the use of information and communications technology conduct manual, the property management conduct manual, the purchasing management conduct manual, etc., in addition to the notes and circulars implementing specific points of these codes and manuals, including, in particular, the corporate circular on the corporate program for the prevention of corruption.

The Group’s compliance department has been entrusted with the following compliance, conduct and reputational risk management functions:

•	Implementing the Group’s general code of conduct and other industry-specific codes and manuals.

•	Supervising the training activities on the compliance program conducted by the human resources area.

•	Directing any investigations into possible breaches, with help from internal audit, and proposing the appropriate penalties to the related committee.

•	Cooperating with internal audit in the periodic reviews that it carries out on compliance with the general code of conduct and with the industry-specific codes and manuals, without prejudice to the periodic reviews of matters of regulatory compliance which are conducted by the compliance department directly.

•	Receiving and handling the complaints made by employees through the whistleblower hotline.

•	Advising on the resolution of doubts arising from the application of the codes and manuals.

•	Preparing an annual report on the application of the compliance program for submission to the risk supervision, regulation and compliance committee.

•	Regularly reporting to the risk supervision, regulation and compliance committee and the board of directors on the implementation of the compliance policy and the compliance program.

•	Assessing, every year, the changes that it might be appropriate to make to the compliance program, particularly in the event of detecting unregulated risk areas and improvable procedures, and proposing such changes to the risk supervision, regulation and compliance committee.

As regards the industry-specific codes and manuals, the focus of the compliance program is on the following operational spheres, inter alia:

Prevention of money laundering and terrorist financing

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

The corporate policy and the standards implementing it must obligatorily be complied with at all Group units worldwide. In this regard, units should be taken to be all the banks, subsidiaries, departments or branches of the Bank, both in Spain and abroad, which, in accordance with their legal status, must be subject to the regulations on the prevention of money laundering and terrorist financing.

Governance and organization

The organization of the prevention of money laundering and terrorist financing function at the Group lies with the following bodies: (i) the board of directors, (ii) the Group’s analysis and resolution committee (CAR), (iii) the corporate financial intelligence unit (UCIF), (iv) local CARs, (v) local prevention of money laundering and terrorist financing units and (vi) heads of prevention at various levels.

The board of directors approves the internal governance framework for the prevention of money laundering and terrorist financing.

The Group’s CAR is a collective body with a corporate scope. It is composed of representatives of the following divisions: risk, internal audit, commercial banking, global wholesale banking, human resources, organization and costs, technology and operations, the controller’s unit and management control, consumer finance and the general secretary’s division. It defines the general policies and objectives, and formulates the policy rules for the Group’s various bodies and entities with regard to prevention and the related coordination.

The corporate financial intelligence unit (UCIF) directs, supervises and coordinates the systems for the prevention of money laundering and terrorist financing of the Group’s subsidiaries, branches and business areas. This requires the adoption of programs, measures and improvements where necessary.

The local CARs are the internal control bodies designated for the prevention of money laundering and terrorist financing with a local remit. They are composed of representatives of the departments most directly involved in these matters.

The local prevention of money laundering units (UPBCs) are the technical units responsible for directing and coordinating the systems and procedures for the prevention of money laundering and terrorist financing in the countries where the Group has a presence, for investigating and reporting suspect transactions and for fulfilling the reporting requirements to the related authorities.

Also, there are persons responsible for the prevention of money laundering and terrorist financing at four different levels: area, unit, branch and account. Their purpose in each case is to support the UCIF and the local UPBCs from a position of proximity to customers and operations.

At consolidated level, a total of 885 professionals perform the prevention of money laundering and terrorist financing function at the Group (85% on a full-time basis) at 149 units established in 35 countries.

The Group has established corporate systems at all its units and business areas based on decentralized computer software which makes it possible to present directly to the account branches or the relationship managers the transactions and customers which need to be analyzed because of their risk. These tools are supplemented by others that are used centrally by the teams of analysts in the prevention units and, based on certain risk profiles and changes in certain customer operational behavior patterns, they enable transactions that might be linked to money laundering or terrorist financing to be analyzed, identified on a preventative basis and monitored.

The Bank is a founding member, along with ten other large international banks, of the Wolfsberg Group. The Wolfsberg Group’s objective is to establish international standards to increase the effectiveness of programs to combat money laundering and terrorist financing in the financial community. Various initiatives have been developed which have addressed, inter alia, issues such as the prevention of money laundering in private banking and correspondent banking, and the financing of terrorism. The regulatory authorities and experts in this area consider that the Wolfsberg Group and the principles and guidelines set by it represent an important step in the fight against money laundering, corruption, terrorism and other serious crimes.

Marketing of products and services

Policies

The Group manages the risk that may arise from an inadequate sale of products or an improper provision of services by the Group in accordance with the corporate framework for the marketing of products and services.

The purpose of this corporate framework is to establish a standard system for the marketing of products and services at the Group, in order to minimize the Group’s exposure to risks in all the phases of marketing (approval, pre-sale, sale and follow-up).

In order to adapt the framework to the Bank and to the Group’s subsidiaries, it is adopted by the respective boards of directors, and made binding and adapted where necessary to ensure compliance with the applicable local regulatory requirements.

Governance and organization

The organizational structure for managing the risk that might arise from the incorrect selling of products or services is based, at both parent and local levels, on the marketing committees, the monitoring committees and at the conduct risk management offices.

The corporate marketing committee (CCC) is the Group’s highest decision-making body regarding the approval of products and services. It is composed of representatives of the following divisions: risk, financial management, technology and operations, the general secretary’s division, the controller’s unit and management control, internal audit, commercial banking and global wholesale banking.

The CCC assesses the suitability of the product or service for the environment in which it is to be marketed, placing particular emphasis on ensuring that:

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

Also, the local marketing committees approve new products and channel the related validation proposals to the CCC.

In their respective approval processes the marketing committees’ actions are guided by a risk-based approach, from the view point of both the Bank and the customer.

The corporate monitoring committee is the Group’s decision-making body regarding the monitoring of products and services. It is composed of representatives from the following divisions: internal audit, the general secretary’s division, risk, and the business areas concerned (with the ongoing representation of commercial banking). It meets weekly, and considers and resolves specific issues relating to the selling of products and services at all the Group’s units.

The purpose of the corporate conduct risk management office is to provide the relevant governing bodies with the information required to enable them: (i) to conduct an appropriate analysis of risk in the validation phase, with a twofold focus: impact on the Bank and impact on the customer; and (ii) to monitor products over their life cycle.

At local level conduct risk management offices have been established, which are responsible, inter alia, for promoting a corporate culture of correct marketing practices and ensuring that products are approved and monitored in the respective local spheres in keeping with the corporate framework.

Conduct in securities markets

Policy

This is set by the code of conduct in the securities markets (CCMV), complemented, inter alia, by the code of conduct for analysis activities, the research policy manual and the procedure for detecting, analyzing and communicating transactions suspected of market abuse.

Governance and organization

The organization is centered on the corporate compliance office and local and subsidiaries’ compliance divisions.

The Group’s compliance department performs the following main functions in relation to the rules of conduct in securities markets:

•	Registering and controlling sensitive information that is known by and/or generated at the Group.

•	Keeping lists of the securities affected and the initiated persons, and monitoring transactions with these securities.

•	Monitoring transactions with restricted securities depending on the type of activity, portfolios or groups to which the restriction applies.

•	Receiving and attending to notifications of, and requests for, authorization of transactions for our own account.

•	Controlling transactions for the accounts of the persons subject to compliance with the code of conduct.

•	Managing breaches of the CCMV.

•	Resolving any issues raised concerning the CCMV.

•	Recording and resolving conflicts of interest and the situations that might give rise to them.

•	Assessing and managing any conflicts that might arise in the analysis activity.

•	Maintaining the files required to control compliance with the obligations established in the CCMV.

•	Developing regular contact with the regulators.

•	Organizing training and, in general, performing the actions required to apply the CCMV.

•	Analyzing actions that might constitute market abuse and, where appropriate, reporting them to the supervisors.

Criminal risk prevention

The Group’s compliance department has also been entrusted with the management of the criminal risk prevention model, which resulted from the entry into force of Organic Law 5/2010, which made legal entities criminally responsible for crimes committed on their account or for their benefit by directors or representatives or employees as a result of a lack of control.

In 2014, the Group obtained AENOR certification for the risk management system for crime prevention, of which the whistleblowing channel is a key component.

There are 26 whistleblowing channels in place at the Group. In 2014, complaints were made through six of them, in Germany, Brazil, the US, the U.K., Poland and Spain.

In 2014, the total number of complaints received through all channels was over 400. They were processed in accordance with the Group’s internal procedures. The most common grounds for the complaints were employees’ failure to comply with the internal regulations, through either inappropriate behavior or non-observance of the Group’s policies or procedures.

Relationships with supervisors and dissemination of information to the markets

The compliance department is responsible for responding to the information requirements of the regulatory and supervisory bodies, both in Spain and in other countries where the Group operates, monitoring implementation of the measures arising from the reports or inspections conducted by these bodies and supervising the way in which the Group disseminates institutional information in the markets, transparently and in accordance with the regulators’ requirements. The risk supervision, regulation and compliance committee (prior to its creation in June 2014, the audit committee) is informed of the main issues at each of its meetings.

In 2014, the Bank published 90 significant events, which may be consulted on the Group’s website and on that of the CNMV.

Part 9. Model risk

The use of models in risk management gives rise to model risk, i.e. the risk of losses arising from decisions based mainly on the results of models, due to errors in the definition, application or use of such models.

This risk occurs both in operational risk (the risk associated with errors in the data, construction, implementation and use of the model) and implicitly in the risk associated with the activity that it supports (in credit, market or other risk, due to the inadequate data, construction or use of the model).

As a result of the extension of the use of models to a wide range of activities, it is necessary to establish a series of actions and controls over the life cycle of these models in order to identify and minimize the associated risks.

Model risk can be mitigated through an appropriate control and management environment, i.e. through a series of controls over the life cycle of the model. The cycle encompasses all stages of the model, from the definition of the standards to be used in its development to the periodic monitoring of the model and its expiry.

The planning stage is particularly significant since this is when the development and management priorities are defined. When plans are prepared, the needs to be covered are identified and the materiality of the risk involved is assessed.

The extraction and validation of the information, and the development of the model are two other fundamental stages. In the case of development, control points must be established in order to check, inter alia, that the data used are suitable, that the objectives match the requested results, that the model was constructed in accordance with the set guidelines, or that the implementation is viable prior to formal roll-out of the model, which will occur after it has been formally approved.

There must be a validation process in place that is carried out by a function that is independent from that of the model developer, in order to control the risk associated with the development of models. The scope of the validation will depend on the type of model, the materiality and the type of development involved.

Lastly, all developments, whether a new model, a modification of an existing one or a new use for an existing model, must be reviewed and approved based on its materiality by the relevant governing body. This process represents the recognition by the intervening parties that they are familiar with, and aware of, all the risks associated with the use of the model, of the various assumptions used in its construction, and of the existing limitations in its various intended uses.

Once implemented, the models are monitored regularly to check that they are being used for the purpose for which they were approved and that they continue to work as expected.

Part 10. Capital management and control of capital risk

Capital management at the Group, which is carried out on an integrated basis in order to ensure the Group’s capital adequacy, meet regulatory requirements and maximize return on capital, is determined by the strategic objectives and the risk appetite set by the board of directors. With this objective in mind, a series of policies have been defined that shape the Group’s capital management approach:

•	To establish adequate capital planning to enable the Group to comply with current requirements and to provide the capital required to cover the needs of the business plans, regulatory requirements, and the associated short- and medium-term risks, while maintaining the risk profile approved by the board.

•	To ensure that, in stress scenarios, the Group and its companies maintain sufficient capital to cover their needs arising from the increase in risks caused by the deterioration in macroeconomic conditions.

•	To optimize the use of capital through an appropriate allocation of capital among the businesses based on the relative return on regulatory and economic capital, taking into consideration the risk appetite, their growth and the strategic objectives.

The Group defines capital risk as the risk that the Group or one or more of its subsidiaries may have an insufficient amount and/or quality of capital to meet regulatory and other requirements and its strategic planning guidelines. The objectives relating to capital risk include most notably:

•	To meet the internal capital and capital adequacy targets

•	To meet the regulatory requirements

•	To align the Bank’s strategic plan with the capital expectations of relevant third parties (rating agencies, shareholders and investors, customers, supervisors, etc.).

•	To support the growth of the businesses and any strategic opportunities that may arise.

Capital adequacy position

The Group has a sound capital adequacy position that surpasses the levels required by regulations. In 2014, the Group continued to bolster its main capital ratios in response to the difficult economic and financial environment and new regulatory demands.

On January 9, 2015, the Bank completed a capital increase of €7,500 million. With this increase, the Bank has met its main objective of being able to sustain the organic growth of the business, by increasing credit and the market share in the main markets in which the Group operates.

Leverage ratio requirements

The new CRD IV regulations introduce a new leverage ratio that is not sensitive to the entities’ risk profile. It is calculated as the ratio of Tier 1 capital to exposure.

This exposure is calculated as the sum of total assets on balance sheet plus off-balance-sheet items (mainly guarantees, unused credit limits granted and documentary credits). Certain technical adjustments are made to this sum, such as by replacing the asset value of derivatives and securities financing transactions with the EAD considered for the calculation of risk-weighted assets and by eliminating the value of assets considered as deductions from Tier 1 capital. Additionally, the regulators have included certain value reductions for off-balance-sheet trade-related transactions.

Although compliance with this ratio is not yet mandatory, it must be published from 2015 onwards. Regulators have announced their intention to make compliance with a minimum ratio obligatory starting in 2018 (indicating a 3% minimum benchmark ratio).

10.1. New regulatory framework

From the capital standpoint, Basel III redefines what is considered to be available capital at financial institutions (including new deductions and raising the requirements for eligible equity instruments), increases the minimum capital requirements, requires financial institutions to operate permanently with capital buffers, and adds new requirements in relation to the risks considered.

The Group shares the ultimate objective pursued by the regulator with this new framework, namely to endow the international financial system with greater stability and resilience. In this regard, for many years the Group has collaborated on the impact studies for calibrating the new standards conducted by the Basel Committee and the European Banking Authority (EBA) and coordinated at local level by the Bank of Spain.

In Europe, the new standards were implemented through Directive 2013/36/EU, known as the Capital Requirements Directive (“CRD IV”), and the related Capital Requirements Regulation 575/2013 (“CRR”), which is directly applicable in all EU member states (as part of the Single Rulebook). In addition, the standards are subject to Implementing Technical Standards commissioned from the European Banking Authority (EBA), some of which will be issued in the coming months/years.

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

For more detailed discussion of the regulatory framework, see note 1.e to our consolidated financial statements.

10.2. Economic capital

Economic capital is the capital required, based on an internally-developed model, to support all the risks of the business activity with a given solvency level. In the Group’s case, the solvency level is determined by the AA-/A+ long-term target rating, which results in the application of a 99.95% confidence level (higher than the regulatory 99.90%) for the purpose of calculating the required capital.

The Group’s economic capital model complements the regulatory approach by including in its measurement all the significant risks incurred in the Group’s operations. Accordingly, it considers risks such as concentration risk, structural interest rate risk, business risk, pension risk and other risks outside the scope of regulatory Pillar I capital requirements. Economic capital also includes the diversification effect, which in the Group’s case, owing to the multinational, multi-business nature of its operations, is of key importance in determining its overall risk and solvency profile.

Economic capital is a fundamental tool for the internal management and implementation of the Group’s strategy, from the viewpoint of both the assessment of capital adequacy and the management of portfolio and business risk.

With regard to capital adequacy, in the context of Pillar II of the Basel Capital Accord, the Group conducts the internal capital adequacy assessment process using its economic capital model. To this end, the Group plans the evolution of the business and the capital requirements under a central scenario and under alternative stress scenarios. With this planning the Group ensures that it will continue to meet its capital adequacy targets, even in adverse economic scenarios.

Also, the economic capital metrics make it possible to assess risk-return targets, price transactions on a risk basis and gauge the economic viability of projects, units or lines of business, with the ultimate objective of maximizing the generation of shareholder value.

Since it is a uniform risk measure, economic capital makes it possible to explain the distribution of risk across the Group, placing different activities and types of risk in a comparable metric.

RORAC and value creation

The Group has used RORAC methodology in its risk management since 1993, with the following objectives:

•	Calculation of economic capital requirements and of the return thereon for the Group’s business units, segments, portfolios and customers, in order to facilitate an optimal allocation of capital.

•	Budgeting of capital requirements and RORACs of the Group’s business units.

•	Analysis and setting of prices in the decision-making process for transactions (loan approval) and customers (monitoring).

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

2014 witnessed an uneven performance of the business units in terms of value creation. The Group’s results and, therefore, the RORAC and value creation figures were shaped by the varying trends in the economic cycle at the Group units.

10.3 Capital planning and stress tests

Capital stress tests have gained particular significance as a tool for the dynamic evaluation of banks’ risk exposure and capital adequacy. A new forward-looking assessment model has become a key component of capital adequacy analysis.

This forward-looking assessment is based on both macroeconomic and idiosyncratic scenarios that are highly improbable but nevertheless plausible. To conduct the assessment, it is necessary to have robust planning models capable of transferring the effects defined in the projected scenarios to the various elements that have a bearing on capital adequacy.

The ultimate goal of capital stress tests is to perform a complete evaluation of banks’ risk exposure and capital adequacy in order to determine any possible capital requirements that would arise if banks failed to meet the regulatory or internal capital targets set.

Internally, the Group has defined a capital planning and stress process, to serve not only as a response to the various regulatory exercises, but also as a key tool integrated in the Group’s management and strategy.

The aim of the internal capital planning and stress process is to guarantee current and future capital adequacy, even in adverse yet plausible economic scenarios. To this end, starting with the Group’s initial situation, the expected outcomes for the Group are estimated for various business environments and the Group’s capital ratios are calculated, normally projected over a three-year period.

The process implemented provides a comprehensive view of the Group’s capital for the time horizon analyzed and in each of the specified scenarios.

European Central Bank comprehensive assessment exercise

The European Central Bank comprehensive assessment exercise began in October 2013, with a view to launching the Single Supervisory Mechanism on November 4, 2014. Banks participating in this exercise were subjected to a risk assessment, an asset quality review and a stress test. Its objective was to increase transparency, control and credibility, in order for the results to bolster the private sector’s trust in the capital adequacy of European banks and the quality of their balance sheets.

The most significant banks in the EU took part, including all banks meeting at least one of the following criteria: (1) assets exceeding €30 billion, (2) assets exceeding 20% of the country’s GDP, (3) the bank is one of the three largest credit institutions in a Member State.

The comprehensive assessment was based on three pillars:

•	Risk assessment: prior evaluation of the business model and the most significant risks, including those relating to liquidity, leverage and funding. Each entity’s risk profile was taken into account, together with its relationship with other entities and its vulnerability to exogenous factors.

•	Asset quality review (AQR): a qualitative and quantitative analysis of the credit and market exposures at December 2013 (including off-balance-sheet exposures, non-performing loans, refinancing transactions and sovereign risk). Its specific objective was to assess whether the provisions and the valuation of the collateral for the credit exposure were adequate, and to assess the valuation of complex instruments and high risk assets. It was structured in three phases:

•	Portfolio selection: at the proposal of the national competent authorities, the portfolios to be included in the analysis were selected, in accordance with the coverage criteria established at entity level.

•	Execution: data integrity validation, collateral valuation and recalculation of provisions and risk-weighted assets.

•	Verification: analysis of consistency to ensure the comparability of the results of all the portfolios and of all the banks across the European Union. This included an analysis of quality control, guidelines and definitions.

•	Stress test: an analysis of the banks’ ability to withstand an adverse situation. This was carried out in cooperation with the EBA (European Banking Authority). The exercise established a baseline scenario and an adverse scenario affecting a bank’s performance, including its risks (credit, market, sovereign, securitization and cost of funding), with a three-year time horizon (2014-2016), using AQR-adjusted 2013 year-end data as the starting point.

The adverse macroeconomic scenario took into consideration certain systemic risks for the banking sector such as an increase in bond yields at a global level, particularly those relating to emerging economies, or a higher deterioration of asset quality in economies with weaker fundamentals and vulnerable financial sectors.

Minimum capital (CET1) was set at 8% in the baseline scenario and at 5.5% in the adverse scenario, in accordance with the Basel III definition (CRD IV/CRR) and its progressive introduction (phase-in) timetable.

The stress test results were based on the scenarios defined in the methodology and are not forecasts of financial performance or of capital ratios. The stress test was based on the common methodology designed by the EBA, which included key assumptions to simplify the exercise (for example, a static balance sheet, a dividend payout similar to the average for the last three years and valuation adjustments on public debt).

Result of the assessment for the Group

With regard to the AQR exercise, i.e. the review of the quality of the portfolios, an analysis was conducted of 16 major credit portfolios from seven countries and various segments (residential, SMEs and corporates) representing more than 50% of the credit risk exposure at December 31, 2013. In addition, a review was made of procedures and policies, taking samples of files and reviewing them, of appraisals of properties and collateral and of the valuation models for the trading book. The impact of the analysis on CET1 was not material (-4 basis points).

With respect to the stress test, the Group passed the proposed scenarios comfortably, particularly the adverse scenario which is very unlikely to occur.

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

(a) Deposit or substituting the underlying shares

Each person to whom ADSs are issued against deposits of shares, including deposits in respect of share distributions, rights and other distributions.[31]

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

(e) Expenses of the Depositary

Expenses incurred on behalf of and charged to Holders in connection with:

i) Stock transfer or other taxes and other governmental charges.

ii) Cable, telex and facsimile transmission and delivery.

iii) Transfer or registration fees for the registration of transfers of deposited shares and other deposited securities on any applicable register in the name of the Custodian or its nominee in connection with the deposit of shares or in the name of such person as a Holder may direct in connection with any withdrawal of deposited securities.

iv) Expenses of the Depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency).

Expenses payable at the sole discretion of the depositary.

•	Fees received from our depositary in connection with the ADR program are the following:

Contract amount:

Fixed: $4,524,058.22

Variable: $691,837.71

Total: $5,215,895.93

Actually paid:

Fixed: $5,215,895.93

Variable: $0

Total: $5,215,895.93

Waived fees:

Ongoing program maintenance per contract year: $150,000

Annual meeting services: $15,000

Investor Relations advisory services: $185,000

Total: $350,000

[31]	The Depositary may sell (by public or private sale) sufficient securities and property received in respect of such share distributions, rights and other distributions prior to such deposit to cover such charge.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

A. Not Applicable

B. Not Applicable

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A. Not Applicable

B. Not Applicable

C. Not Applicable

D. Not Applicable

E. Not Applicable

Item 15. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

As of December 31, 2014, Banco Santander, S.A., under the supervision and with the participation of its management, including its disclosure committee, its chief executive officer, chief financial officer, and chief accounting officer, performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15 (e) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

(b) Management’s Report on Internal Control over Financial Reporting

The management of Banco Santander, S.A. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15 (f) under the Exchange Act.

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

Under the supervision and with the participation of the management of the Group, including our chief executive officer, our chief financial officer and our chief accounting officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2014, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control—Integrated Framework (2013). Based on this assessment, management believes that, as of December 31, 2014, its internal control over financial reporting was effective based on those criteria.

Our independent registered public accounting firm has issued an audit report on the effectiveness of our internal control over financial reporting as of December 31, 2014. This report follows below.

(c) Attestation report of the registered public accounting firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Banco Santander, S.A.:

We have audited the internal control over financial reporting of Banco Santander, S.A. (the “Bank”) and Companies composing, together with the Bank, the Santander Group (the “Group”) as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the year ended December 31, 2014 of the Group and our report dated April 29, 2015 expressed an unqualified opinion on those financial statements.

/s/ Deloitte, S.L.

DELOITTE, S.L.

Madrid, Spain

April 29, 2015

(d) Changes in internal controls over financial reporting. There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit committee financial expert

The audit committee has four members, all of whom are non-executive independent directors (as defined by Article 6.2c) of the Rules and Regulations of the Board). All members of the audit committee also meet the independence criteria set by the NYSE for foreign private issuers. Our Rules and Regulations of the Board provide that all members of the audit committee must have knowledge, aptitude and experience in the areas of accounting, auditing or risk management. Currently, the chairman of the audit committee is Juan Miguel Villar-Mir. The standards for director independence by Spanish law may not necessarily be consistent with, or as stringent as, the standards for director independence established by the NYSE for U.S. issuers. Our board of directors has determined that Juan Miguel Villar-Mir is an “Audit Committee Financial Expert”, as such term is defined in the SEC’s Form 20-F.

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

	2014	2013	2012
	(in millions of euros)

Audit Fees	44.2	35.9	38.1
Audit Related Fees	31.1	20.8	20.6
Tax Fees	6.6	4.6	4.3
All Other Fees	8.0	6.5	8.1
	89.9	67.8	71.1

The services provided by the Group’s auditors meet the independence requirements stipulated by the Legislative Royal Decree 1/2011, of July 31, 2011 approving the Consolidated Audit Act, as well as those included in the Sarbanes-Oxley Act of 2002, in the SEC and in the Rules and Regulations of the Board.

The audit committee is required to pre-approve the audit and non-audit services performed by the Group’s auditors in order to assure that the provision of such services do not impair the audit firm’s independence.

In the first months of each year the audit committee proposes to the board the appointment of the independent auditor. At that time, the audit committee pre-approves the audit and audit related services that the appointed auditors will be required to carry out during the year to comply with the applicable regulation. These services will be included in the corresponding audit contracts of the Bank and of any other company of the Group with its principal auditing firm.

In addition, non-recurring audit or audit-related services and all non-audit services provided by the Group’s principal auditing firm or other auditing firms are subject to case-by-case pre-approval by the audit committee.

During 2013 the audit committee reviewed the policies and procedures to manage the approval of services to be rendered by the auditor. A list of pre-approved services, including the most common non-prohibited services that may be required from the auditor, was adopted. Specific approval is required for other services not included in the list. The Chief Accounting Officer is in charge of managing the process and must report monthly to the audit committee detailing all services to be provided by auditors, including those pre-approved and others requiring individual approval.

All services provided by the Group’s principal auditing firm in 2014 detailed in the table above were approved by the audit committee.

Item 16D. Exemption from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table shows the repurchases of shares made by the Bank or any of its Affiliated Purchasers during 2014:

2014	(a) Total number of shares (or units) purchased*	(b) Average price paid per share (or unit)	(c) Total number of shares (or units) purchased as part of publicly announced plans or programs	(d) Maximum number (or approximate dollar value) of shares (or units) that may yet be purchased under the plans or programs
January	76,265,114	6.60	—	—
February	13,776,660	6.44	—	—
March	23,112,786	6.50	—	—
April	62,318,614	7.01	—	—
May	32,230,398	7.24	—	—
June	26,360,476	7.69	—	—
July	96,477,413	7.38	—	—
August	12,627,390	7.28	—	—
September	28,703,974	7.73	—	—
October	50,932,663	6.95	—	—
November	28,158,130	6.72	—	—
December	36,627,283	7.03	—	—
Total	487,590,901

*	The number of shares purchased included securities lending and short positions.

During 2014, all purchases and sales of equity securities were made in open-market transactions.

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

Under Spanish law, section 529.duodecies of the Capital Companies Law, passed by RDL 1/2010 (July 2, 2010) sets out the requirements to be considered as independent director in a listed company but does not set the number of independent directors. There is a non-binding recommendation that the number of independent directors represent at least half of the total size of the Board. Article 42.1 of our Bylaws establishes that the shareholders at the general shareholders’ meeting shall endeavor to ensure that independent directors represent at least one-third of the total number of directors. Article 6.1 of the Rules and Regulations of the Board of Directors establishes likewise that the board shall endeavor that the number of independent directors represent at least one-third of all directors. The board of directors of Santander has eight independent directors (out of fifteen directors total), as defined in Article 6.2.c) of the Rules and Regulations of the Board, in accordance with section 529 duodecies of the Capital Companies Law. We have not determined whether the directors on the Santander board would be considered independent under the NYSE rules except in the case of the members of our audit committee where we have determined that all of them meet the independence criteria for foreign private issuers set forth in Rule 10A-3 under the Exchange Act. In accordance with section 529.duodecies of the Capital Companies Law, Article 6.2.c) of the Rules and Regulations of the Board defines the concept of an independent director as follows:

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

h) Have not been proposed, whether for appointment or for renewal, by the appointments committee or remuneration committee.

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

Independence of the directors on the appointments committee and remuneration committee

In accordance with the NYSE corporate governance rules, all U.S. companies listed on the NYSE must have a compensation committee and a nominating and corporate governance committee and all members of such committees must be independent in accordance with highly detailed rules promulgated by the NYSE. The appointments committee and the remuneration committee of the Bank’s board of directors are composed of five external directors (four are independent and one in the opinion of the board is neither proprietary nor independent), and the risk supervision, regulation and compliance committee is composed of seven external directors (six are independent and one in the opinion of the board is neither proprietary nor independent) and the chairman of those three committees is independent in accordance with the standards set forth in the previously mentioned Article 6.2. c) of the Rules and Regulations of the Board. These independence standards may not necessarily be consistent with, or as stringent as, the director independence standards established by the NYSE. The composition of the appointments committee and the remuneration committee is described under the caption “Audit Committee, Risk Supervision, Regulation and Compliance Committee, Appointments Committee and Remuneration Committee” below.

During the fiscal year 2014, none of the members of the appointments committee, the remuneration committee and the risk supervision, regulation and compliance committee was an executive director, member of senior management or a Bank employee, and no executive director or member of senior management has held a position on the board (or its remuneration committee) of companies that employ members of the appointments committee, the remuneration committee and the risk supervision, regulation and compliance committee.

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

The audit committee, the appointments committee, the remuneration committee and the risk supervision, regulation and compliance committee of the Bank’s board of directors consist entirely of non-management directors.

The audit committee met 13 times during 2014. The risk supervision, regulation and compliance committee met 5 times during 2014. The appointments and remuneration committee met 12 times during 2014 and after its division into two different committees, the appointments committee met 4 times and the remuneration committee met 4 times during 2014.

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

As of December 31, 2014, no waivers with respect to the General Code of Conduct had been applied for or granted.

In addition, we abide by a Code of Conduct in the Securities Markets, which was adopted on July 28, 2003. This code establishes standards and obligations in relation to securities trading, conflicts of interest and the treatment of price sensitive information. Both codes are available to the public on our website, which does not form part of this annual report on Form 20-F, at www.santander.com under the heading “Information for shareholders and investors—corporate governance—codes of conduct”.

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

BANCO SANTANDER, S.A.

By:	/s/ José G. Cantera
	Name:	José G. Cantera
	Title:	Chief financial officer

Date: April 29, 2015

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Banco Santander, S.A.:

We have audited the accompanying consolidated balance sheets of Banco Santander, S.A. (the “Bank”) and Companies composing, together with the Bank, the Santander Group (the “Group”), as of December 31, 2014, 2013 and 2012, and the related consolidated income statements, statements of recognized income and expense, changes in total equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Bank’s directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2014, 2013, and 2012, and the results of its operations, its changes in equity, and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS-IASB”).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Group’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2015 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte, S.L.

DELOITTE, S.L.

Madrid, Spain

April 29, 2015

SANTANDER GROUP

CONSOLIDATED BALANCE SHEETS AS AT DECEMBER 31, 2014, 2013 AND 2012

(Millions of Euros)

ASSETS	Note	2014	2013	2012

CASH AND BALANCES WITH CENTRAL BANKS		69,428	77,103	118,488

FINANCIAL ASSETS HELD FOR TRADING:		148,888	115,289	177,917
Loans and advances to credit institutions	6	1,815	5,503	9,843
Loans and advances to customers	10	2,921	5,079	9,162
Debt instruments	7	54,374	40,841	43,101
Equity instruments	8	12,920	4,967	5,492
Trading derivatives	9	76,858	58,899	110,319

OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS:		42,673	31,381	28,356
Loans and advances to credit institutions	6	28,592	13,444	10,272
Loans and advances to customers	10	8,971	13,196	13,936
Debt instruments	7	4,231	3,875	3,460
Equity instruments	8	879	866	688

AVAILABLE-FOR-SALE FINANCIAL ASSETS:		115,250	83,799	92,266
Debt instruments	7	110,249	79,844	87,724
Equity instruments	8	5,001	3,955	4,542
LOANS AND RECEIVABLES:		781,635	714,484	756,858
Loans and advances to credit institutions	6	51,306	56,017	53,785
Loans and advances to customers	10	722,819	650,581	696,014
Debt instruments	7	7,510	7,886	7,059

HELD-TO-MATURITY INVESTMENTS		—	—	—

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	36	1,782	1,627	2,274

HEDGING DERIVATIVES	11	7,346	8,301	7,936

NON-CURRENT ASSETS HELD FOR SALE	12	5,376	4,892	5,700

INVESTMENTS:	13	3,471	5,536	4,454
Associates	13	1,775	1,829	1,957
Jointly controlled entities	13	1,696	3,707	2,497

INSURANCE CONTRACTS LINKED TO PENSIONS	14	345	342	405

REINSURANCE ASSETS	15	340	356	424

TANGIBLE ASSETS:		23,256	13,654	13,860
Property, plant and equipment-		16,889	9,974	10,315
For own use	16	8,324	7,787	8,136
Leased out under an operating lease	16	8,565	2,187	2,179
Investment property	16	6,367	3,680	3,545

INTANGIBLE ASSETS:		30,401	26,241	28,062
Goodwill	17	27,548	23,281	24,626
Other intangible assets	18	2,853	2,960	3,436

TAX ASSETS:		27,956	26,944	27,098
Current		5,792	5,751	6,111
Deferred	27	22,164	21,193	20,987

OTHER ASSETS	19	8,149	5,814	5,547
Inventories		1,099	80	173
Other		7,050	5,734	5,374

TOTAL ASSETS		1,266,296	1,115,763	1,269,645

LIABILITIES AND EQUITY	Note	2014	2013	2012

FINANCIAL LIABILITIES HELD FOR TRADING:		109,792	94,673	143,242
Deposits from central banks	20	2,041	3,866	1,128
Deposits from credit institutions	20	5,531	7,468	8,292
Customer deposits	21	5,544	8,500	8,897
Marketable debt securities	22	—	1	1
Trading derivatives	9	79,048	58,887	109,743
Short positions	9	17,628	15,951	15,181
Other financial liabilities		—	—	—

OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS:		62,317	42,311	45,418
Deposits from central banks	20	6,321	2,097	1,014
Deposits from credit institutions	20	19,039	9,644	10,862
Customer deposits	21	33,127	26,484	28,638
Marketable debt securities	22	3,830	4,086	4,904
Subordinated liabilities		—	—	—
Other financial liabilities		—	—	—

FINANCIAL LIABILITIES AT AMORTIZED COST:		961,052	863,114	959,321
Deposits from central banks	20	17,290	9,788	50,938
Deposits from credit institutions	20	105,147	76,534	80,732
Customer deposits	21	608,956	572,853	589,104
Marketable debt securities	22	193,059	171,390	201,064
Subordinated liabilities	23	17,132	16,139	18,238
Other financial liabilities	24	19,468	16,410	19,245

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	36	31	87	598

HEDGING DERIVATIVES	11	7,255	5,283	6,444

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		21	1	2

LIABILITIES UNDER INSURANCE CONTRACTS	15	713	1,430	1,425

PROVISIONS:		15,376	14,589	16,002
Provision for pensions and similar obligations	25	9,412	9,126	10,353
Provisions for taxes and other legal contingencies	25	2,916	2,727	3,100
Provisions for contingent liabilities and commitments	25	654	693	617
Other provisions	25	2,394	2,043	1,932
TAX LIABILITIES:		9,379	6,079	7,765
Current		4,852	4,254	5,162
Deferred	27	4,527	1,825	2,603

OTHER LIABILITIES	26	10,646	8,554	8,216

TOTAL LIABILITIES		1,176,582	1,036,121	1,188,433

EQUITY
SHAREHOLDERS’ EQUITY:	30	91,663	84,480	81,269
Share capital	31	6,292	5,667	5,161
Registered		6,292	5,667	5,161
Less: Uncalled capital		—	—	—
Share premium	32	38,611	36,804	37,412
Reserves	33	41,160	38,056	37,100
Accumulated reserves (losses)	33	40,973	37,793	36,845
Reserves (losses) of entities accounted for using the equity method	33	187	263	255
Other equity instruments	34	265	193	250
Equity component of compound financial instruments	34	—	—	—
Other	34	265	193	250
Less: Treasury shares	34	(10)	(9)	(287)
Profit for the year attributable to the Parent		5,816	4,175	2,283
Less: Dividends and remuneration	4	(471)	(406)	(650)

VALUATION ADJUSTMENTS		(10,858)	(14,152)	(9,472)
Available-for-sale financial assets	29	1,560	35	(249)
Cash flow hedges	36	204	(233)	(219)
Hedges of net investments in foreign operations	29	(3,570)	(1,874)	(2,957)
Exchange differences	29	(5,385)	(8,768)	(3,011)
Non-current assets held for sale		—	—	—
Entities accounted for using the equity method	29	(85)	(446)	(152)
Other valuation adjustments	29	(3,582)	(2,866)	(2,884)

NON-CONTROLLING INTERESTS	28	8,909	9,314	9,415
Valuation adjustments		(655)	(1,541)	(308)
Other		9,564	10,855	9,723

TOTAL EQUITY		89,714	79,642	81,212

TOTAL LIABILITIES AND EQUITY		1,266,296	1,115,763	1,269,645

MEMORANDUM ITEMS:
CONTINGENT LIABILITIES	35	44,078	41,049	45,033
CONTINGENT COMMITMENTS	35	208,040	172,797	216,042

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated balance sheet as at December 31, 2014.

SANTANDER GROUP

CONSOLIDATED INCOME STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2014, 2013 AND 2012

(Millions of Euros)

		(Debit) Credit
	Notes	2014	2013	2012

Interest and similar income	38	54,656	51,447	58,791
Interest expense and similar charges	39	(25,109)	(25,512)	(28,868)
INTEREST INCOME/(CHARGES)		29,547	25,935	29,923
Income from equity instruments	40	435	378	423
Income from companies accounted for using the equity method	13 & 41	243	500	427
Fee and commission income	42	12,515	12,473	12,732
Fee and commission expense	43	(2,819)	(2,712)	(2,471)
Gains/losses on financial assets and liabilities (net)	44	3,974	3,234	3,329
Held for trading		2,377	1,733	1,460
Other financial instruments at fair value through profit or loss		239	(6)	159
Financial instruments not measured at fair value through profit or loss		1,427	1,622	1,789
Other		(69)	(115)	(79)
Exchange differences (net)	45	(1,124)	160	(189)
Other operating income		5,214	5,903	6,693
Income from insurance and reinsurance contracts issued	46	3,532	4,724	5,541
Sales and income from the provision of non-financial services	46	343	322	369
Other	46	1,339	857	783
Other operating expenses		(5,373)	(6,205)	(6,607)
Expenses of insurance and reinsurance contracts	46	(3,395)	(4,607)	(4,948)
Changes in inventories	46	(255)	(229)	(232)
Other	46	(1,723)	(1,369)	(1,427)
TOTAL INCOME		42,612	39,666	44,260
Administrative expenses		(17,899)	(17,452)	(17,801)
Personnel expenses	47	(10,242)	(10,069)	(10,306)
Other general administrative expenses	48	(7,657)	(7,383)	(7,495)
Depreciation and amortization	16 & 18	(2,287)	(2,391)	(2,183)
Provisions (net)	25	(3,009)	(2,445)	(1,472)
Impairment losses on financial assets (net)		(10,710)	(11,227)	(18,880)
Loans and receivables	10	(10,521)	(10,986)	(18,523)
Other financial instruments not measured at fair value through profit or loss	7 & 29	(189)	(241)	(357)
Impairment losses on other assets (net)		(938)	(503)	(508)
Goodwill and other intangible assets	17 & 18	(701)	(41)	(151)
Other assets		(237)	(462)	(357)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale	49	3,136	2,152	906
Gains from bargain purchases arising in business combinations		17	—	—
Gains/(losses) on non-current assets held for sale not classified as discontinued operations	50	(243)	(422)	(757)
OPERATING PROFIT/(LOSS) BEFORE TAX		10,679	7,378	3,565
Income tax	27	(3,718)	(2,034)	(584)
PROFIT FROM CONTINUING OPERATIONS		6,961	5,344	2,981
PROFIT (LOSS) FROM DISCONTINUED OPERATIONS (net)	37	(26)	(15)	70
CONSOLIDATED PROFIT FOR THE YEAR		6,935	5,329	3,051
Profit attributable to the Parent		5,816	4,175	2,283
Profit attributable to non-controlling interests	28	1,119	1,154	768

EARNINGS PER SHARE
From continuing and discontinued operations
Basic earnings per share (euros)	4	0.48	0.39	0.23
Diluted earnings per share (euros)	4	0.48	0.38	0.23
From continuing operations
Basic earnings per share (euros)	4	0.48	0.39	0.22
Diluted earnings per share (euros)	4	0.48	0.38	0.22

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated income statement for the year ended December 31, 2014.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Millions of Euros)

	2014	2013	2012

CONSOLIDATED PROFIT FOR THE YEAR	6,935	5,329	3,051

OTHER RECOGNIZED INCOME AND EXPENSE	4,180	(5,913)	(3,709)
Items that will not be reclassified to profit or loss	(703)	188	(1,123)
Actuarial gains/(losses) on defined benefit pension plans	(1,009)	502	(1,708)
Non-current assets held for sale	—	—	—
Income tax relating to items that will not be reclassified to profit or loss	306	(314)	585
Items that may be reclassified to profit or loss	4,883	(6,101)	(2,586)
Available-for-sale financial assets:	2,324	(99)	1,171
Revaluation gains/(losses)	3,604	1,150	1,729
Amounts transferred to income statement	(1,280)	(1,250)	(558)
Other reclassifications	—	1	—
Cash flow hedges:	589	47	(84)
Revaluation gains/(losses)	934	463	129
Amounts transferred to income statement	(345)	(416)	(249)
Amounts transferred to initial carrying amount of hedged items	—	—	—
Other reclassifications	—	—	36
Hedges of net investments in foreign operations:	(1,730)	1,117	(1,107)
Revaluation gains/(losses)	(1,730)	1,074	(1,336)
Amounts transferred to income statement	—	38	229
Other reclassifications	—	5	—
Exchange differences:	4,189	(7,028)	(2,168)
Revaluation gains/(losses)	4,184	(7,020)	(1,831)
Amounts transferred to income statement	5	(37)	(330)
Other reclassifications	—	29	(7)
Non-current assets held for sale:	—	—	—
Revaluation gains/(losses)	—	—	—
Amounts transferred to income statement	—	—	—
Other reclassifications	—	—	—
Entities accounted for using the equity method:	361	(294)	(57)
Revaluation gains/(losses)	266	(283)	(61)
Amounts transferred to income statement	95	23	21
Other reclassifications	—	(34)	(17)
Other recognized income and expense	—	—	—
Income tax relating to items that may be reclassified to profit or loss	(850)	156	(341)

TOTAL RECOGNIZED INCOME AND EXPENSE	11,115	(584)	(658)
Attributable to the Parent	9,110	(504)	(774)
Attributable to non-controlling interests	2,005	(80)	116

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of recognized income and expense for the year ended December 31, 2014.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE YEARS ENDED

DECEMBER 31, 2014, 2013 AND 2012

(Millions of Euros)

	Equity attributable to the Parent
	Shareholders’ equity
	Share capital	Share premium	Reserves		Other equity instruments	Less: Treasury shares	Profit for the year attributable to the Parent	Less: Dividends and remuneration	Total shareholders’ equity
			Accumulated reserves (losses)	Reserves (losses) of entities accounted for using the equity method						Valuation adjustments	Total	Non- controlling interests	Total equity

Ending balance as at 12/31/13	5,667	36,804	37,858	263	193	(9)	4,370	(406)	84,740	(14,152)	70,588	9,314	79,902
Adjustments due to changes in accounting policies	—	—	(65)	—	—	—	(195)	—	(260)	—	(260)	—	(260)
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted beginning balance	5,667	36,804	37,793	263	193	(9)	4,175	(406)	84,480	(14,152)	70,328	9,314	79,642

Total recognized income and expense	—	—	—	—	—	—	5,816	—	5,816	3,294	9,110	2,005	11,115

Other changes in equity	625	1,807	3,180	(76)	72	(1)	(4,175)	(65)	1,367	—	1,367	(2,410)	(1,043)
Capital increases	625	1,932	(30)	—	—	—	—	—	2,527	—	2,527	(524)	2,003
Capital reductions	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—
Increases in other equity instruments	—	—	—	—	78	—	—	—	78	—	78	—	78
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—
Distribution of dividends	—	—	(438)	—	—	—	—	(471)	(909)	—	(909)	(380)	(1,289)
Transactions involving own equity instruments (net)	—	—	40	—	—	(1)	—	—	39	—	39	—	39
Transfers between equity items	—	(125)	4,033	(76)	(63)	—	(4,175)	406	—	—	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	1,465	1,465
Equity-instrument-based payments	—	—	—	—	(51)	—	—	—	(51)	—	(51)	—	(51)
Other increases/(decreases) in equity	—	—	(425)	—	108	—	—	—	(317)	—	(317)	(2,971)	(3,288)
Ending balance as at 12/31/14	6,292	38,611	40,973	187	265	(10)	5,816	(471)	91,663	(10,858)	80,805	8,909	89,714

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of changes in total equity for the year ended December 31, 2014.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE YEARS ENDED

DECEMBER 31, 2014, 2013 AND 2012

(Millions of Euros)

	Equity attributable to the Parent
	Shareholders’ equity
	Share capital	Share premium	Reserves		Other equity instruments	Less: Treasury shares	Profit for the year attributable to the Parent	Less: Dividends and remuneration	Total shareholders’ equity
			Accumulated reserves (losses)	Reserves (losses) of entities accounted for using the equity method						Valuation adjustments	Total	Non- controlling interests	Total equity

Ending balance as at 12/31/12	5,161	37,412	36,898	255	250	(287)	2,205	(650)	81,244	(6,590)	74,654	9,672	84,326
Adjustments due to changes in accounting policies	—	—	(53)	—	—	—	78	—	25	(2,882)	(2,857)	(257)	(3,114)
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted beginning balance	5,161	37,412	36,845	255	250	(287)	2,283	(650)	81,269	(9,472)	71,797	9,415	81,212

Total recognized income and expense	—	—	—	—	—	—	4,175	—	4,175	(4,680)	(504)	(80)	(584)

Other changes in equity	506	(608)	948	8	(57)	278	(2,283)	244	(964)	—	(964)	(21)	(985)
Capital increases	506	(506)	(7)	—	—	—	—	—	(7)	—	(7)	(2)	(9)
Capital reductions	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—
Increases in other equity instruments	—	—	—	—	103	—	—	—	103	—	103	—	103
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—
Distribution of dividends	—	—	(412)	—	—	—	—	(406)	(818)	—	(818)	(747)	(1,565)
Transactions involving own equity instruments (net)	—	—	(28)	—	—	278	—	—	250	—	250	—	250
Transfers between equity items	—	(102)	1,836	8	(109)	—	(2,283)	650	—	—	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	169	169
Equity-instrument-based payments	—	—	—	—	(41)	—	—	—	(41)	—	(41)	—	(41)
Other increases/(decreases) in equity	—	—	(441)	—	(10)	—	—	—	(451)	—	(451)	559	108
Ending balance as at 12/31/13	5,667	36,804	37,793	263	193	(9)	4,175	(406)	84,480	(14,152)	70,328	9,314	79,642

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of changes in total equity for the year ended December 31, 2014.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE YEARS ENDED

DECEMBER 31, 2014, 2013 AND 2012

(Millions of Euros)

	Equity attributable to the Parent
	Shareholders’ equity
	Share capital	Share premium	Reserves		Other equity instruments	Less: Treasury shares	Profit for the year attributable to the Parent	Less: Dividends and remuneration	Total shareholders’ equity
			Accumulated reserves (losses)	Reserves (losses) of entities accounted for using the equity method						Valuation adjustments	Total	Non- controlling interests	Total equity

Ending balance as at 12/31/11	4,455	31,223	32,921	59	8,708	(251)	5,351	(1,570)	80,896	(4,482)	76,414	6,445	82,859
Adjustments due to changes in accounting policies	—	—	(12)	—	—	—	(62)	—	(74)	(1,933)	(2,007)	(91)	(2,098)
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted beginning balance	4,455	31,223	32,909	59	8,708	(251)	5,289	(1,570)	80,822	(6,415)	74,407	6,354	80,761

Total recognized income and expense	—	—	—	—	—	—	2,283	—	2,283	(3,057)	(774)	116	(658)

Other changes in equity	706	6,189	3,936	196	(8,458)	(36)	(5,289)	920	(1,836)	—	(1,836)	2,945	1,109
Capital increases	706	6,330	(235)	—	(6,811)	—	—	—	(10)	—	(10)	22	12
Capital reductions	—	—	—	—	—	—	—	—	—	—	—	(112)	(112)
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—
Increases in other equity instruments	—	—	—	—	133	—	—	—	133	—	133	—	133
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—
Distribution of dividends	—	—	(496)	—	—	—	—	(650)	(1,146)	—	(1,146)	(409)	(1,555)
Transactions involving own equity instruments (net)	—	—	85	—	—	(36)	—	—	49	—	49	—	49
Transfers between equity items	—	(141)	3,727	196	(63)	—	(5,289)	1,570	—	—	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	5	5
Equity-instrument-based payments	—	—	(2)	—	(40)	—	—	—	(42)	—	(42)	—	(42)
Other increases/(decreases) in equity	—	—	857	—	(1,677)	—	—	—	(820)	—	(820)	3,439	2,619
Ending balance as at 12/31/12	5,161	37,412	36,845	255	250	(287)	2,283	(650)	81,269	(9,472)	71,797	9,415	81,212

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of changes in total equity for the year ended December 31, 2014.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Millions of Euros)

	2014	2013	2012

A. CASH FLOWS FROM OPERATING ACTIVITIES:	(3,939)	(34,852)	24,133

Consolidated profit for the year	6,935	5,329	3,051
Adjustments made to obtain the cash flows from operating activities-	18,772	17,894	24,385
Depreciation and amortization	2,287	2,391	2,183
Other adjustments	16,485	15,503	22,202
Net increase/decrease in operating assets-	88,438	(13,533)	27,343
Financial assets held for trading	12,931	(8,440)	381
Other financial assets at fair value through profit or loss	11,012	3,426	5,207
Available-for-sale financial assets	27,968	(4,149)	7,334
Loans and receivables	35,644	(2,767)	11,854
Other operating assets	883	(1,603)	2,567
Net increase/decrease in operating liabilities-	60,144	(68,031)	27,202
Financial liabilities held for trading	(4,667)	4,320	(9,970)
Other financial liabilities at fair value through profit or loss	19,786	(2,781)	(3,010)
Financial liabilities at amortized cost	46,747	(63,939)	39,216
Other operating liabilities	(1,722)	(5,631)	966
Income tax recovered/paid	(1,352)	(3,577)	(3,162)

B. CASH FLOWS FROM INVESTING ACTIVITIES:	(6,005)	677	126

Payments-	9,246	3,322	3,920
Tangible assets	6,695	1,877	2,161
Intangible assets	1,218	1,264	1,726
Investments	18	181	33
Subsidiaries and other business units	1,315	—	—
Non-current assets held for sale and associated liabilities	—	—	—
Held-to-maturity investments	—	—	—
Other payments related to investing activities	—	—	—
Proceeds-	3,241	3,999	4,046
Tangible assets	986	500	815
Intangible assets	—	39	6
Investments	324	295	2
Subsidiaries and other business units	1,004	1,578	991
Non-current assets held for sale and associated liabilities	927	1,587	2,232
Held-to-maturity investments	—	—	—
Other proceeds related to investing activities	—	—	—

C. CASH FLOWS FROM FINANCING ACTIVITIES:	(62)	(1,676)	(703)

Payments-	8,094	8,528	12,549
Dividends	909	818	1,287
Subordinated liabilities	3,743	1,915	4,080
Redemption of own equity instruments	—	—	—
Acquisition of own equity instruments	3,442	5,592	6,957
Other payments related to financing activities	—	203	225
Proceeds-	8,032	6,852	11,846
Subordinated liabilities	4,351	1,027	2
Issuance of own equity instruments	—	—	—
Disposal of own equity instruments	3,498	5,560	7,005
Other proceeds related to financing activities	183	265	4,839
D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES	2,331	(5,534)	(1,592)
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	(7,675)	(41,385)	21,964
F. CASH AND CASH EQUIVALENTS AS AT BEGINNING OF YEAR	77,103	118,488	96,524
G. CASH AND CASH EQUIVALENTS AS AT END OF YEAR	69,428	77,103	118,488
COMPONENTS OF CASH AND CASH EQUIVALENTS AS AT END OF YEAR:
Cash	7,491	6,697	7,214
Cash equivalents at central banks	61,937	70,406	111,274
Other financial assets	—	—	—
Less: Bank overdrafts refundable on demand	—	—	—

TOTAL CASH AND CASH EQUIVALENTS AS AT END OF YEAR	69,428	77,103	118,488

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of cash flows for the year ended December 31, 2014.

Banco Santander, S.A. and Companies composing Santander Group

Notes to the consolidated financial statements for the year ended December 31, 2014

1.	Introduction, basis of presentation of the consolidated financial statements and other information

a)	Introduction

Banco Santander, S.A. (“the Bank” or “Banco Santander”) is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The Bylaws and other public information on the Bank can be found on the website of the Bank (www.santander.com) and at its registered office at Paseo de Pereda 9-12, Santander.

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

The Group’s consolidated financial statements for 2014 were formally prepared by the Bank’s directors (at the board meeting on February 23, 2015) in accordance with International Financial Reporting Standards as adopted by the European Union and with Bank of Spain Circular 4/2004 and Spanish corporate and commercial law applicable to the Group and in compliance with IFRS as issued by the International Accounting Standards Board (“IFRS – IASB” and together with IFRS adopted by the European Union, “IFRS”), using the basis of consolidation, accounting policies and measurement bases set forth in Note 2 to these consolidated financial statements and, accordingly, they present fairly the Group’s equity and financial position at December 31, 2014, 2013 and 2012 and the consolidated results of its operations, the consolidated recognized income and expense, the changes in its consolidated equity and the consolidated cash flows in 2014, 2013 and 2012. These consolidated financial statements were prepared from the accounting records kept by the Bank and by the other Group entities, and include the adjustments and reclassifications required to unify the accounting policies and measurement bases applied by the Group.

The notes to the consolidated financial statements contain information in addition to that presented in the consolidated balance sheet, consolidated income statement, consolidated statement of recognized income and expense, consolidated statement of changes in total equity and consolidated statement of cash flows. The notes provide, in a clear, relevant, reliable and comparable manner, narrative descriptions and breakdowns of these financial statements.

Adoption of new standards and interpretations issued

The following standards came into force and were adopted by the European Union in 2014:

•	Amendments to IAS 32, Financial Instruments: Presentation - Offsetting Financial Assets and Financial Liabilities - these amendments introduce a series of additional clarifications on the requirements of the standard for being able to offset a financial asset and a financial liability, indicating that they may only be offset when the entity currently has a legally enforceable right to set off the recognized amounts and this right is not contingent on a future event.

•	Amendments to IAS 36, Impairment of Assets - Recoverable Amount Disclosures for Non-Financial Assets - these amendments eliminate the requirement to present certain disclosures on the recoverable amount of each cash-generating unit and introduce the obligation to disclose information on the recoverable amount of assets for which an impairment loss has been recognized or reversed during the period.

•	Amendments to IAS 39, Financial Instruments: Recognition and Measurement - Novation of Derivatives and Continuation of Hedge Accounting - these amendments introduce an exception to the application of the discontinuation of hedge accounting for novations in which, as a consequence of laws or regulations, the original counterparty of the hedging instrument is replaced by one or more central counterparties, such as clearing agencies, provided that any other changes to the hedging instrument are limited to those that are necessary to effect such a replacement of the counterparty.

The application of the aforementioned accounting standards did not have any material effects on the Group’s consolidated financial statements.

Also, at the date of preparation of these consolidated financial statements, the effective date of the following standard is subsequent to December 31, 2014:

•	Amendments to IAS 19, Employee Benefits: Defined Benefit Plans—Employee Contributions (obligatory for reporting periods beginning on or after July 1, 2014, early application permitted)—these amendments allow employee contributions to be deducted from the service cost in the same period in which they are paid, provided certain requirements are met, without the need to make calculations to attribute the reduction to each year of service. The application of this accounting standard is not expected to have any material effects on the Group’s consolidated financial statements.

Also, the Group decided to apply early, with respect to the date of obligatory first-time application pursuant to the endorsement issued by the European Union, IFRIC 21, Levies, which addresses the accounting for a liability to pay a levy if that liability is within the scope of IAS 37. Under the interpretation: the obligating event that gives rise to a liability to pay a levy is the activity that triggers the payment of the levy, as identified by the legislation; an entity does not have a constructive obligation to pay a levy that will be triggered by operating in a future period; the liability to pay a levy is recognized progressively if the obligating event occurs over a period of time; and if an obligation to pay a levy is triggered when a minimum threshold is reached, the corresponding liability is recognized when that minimum threshold is reached.

The adoption of IFRIC 21 by the Group gave rise to a change in the recognition of the contributions made by Santander UK to the Financial Services Compensation Scheme, which will not be recognized until April 1 each year, and of the contributions made by the Group’s Spanish financial institutions to the Deposit Guarantee Fund, which will be recognized at December 31, each year. Pursuant to the applicable standard, this change was applied retrospectively, giving rise to changes in the comparative balances as indicated in Note 1.d.

Lastly, at the date of preparation of these consolidated financial statements, the following standards and interpretations which effectively come into force after December 31, 2014 had not yet been adopted by the European Union:

•	IFRS 9, Financial Instruments: Classification and Measurement and Hedge Accounting (without a defined mandatory effective date), which will in the future replace the part of the current IAS 39 relating to the classification and measurement of financial assets and hedge accounting. IFRS 9 presents significant differences regarding financial assets with respect to the current standard, including the approval of a new classification model based on only two categories, namely instruments measured at amortized cost and those measured at fair value, the disappearance of the current Held-to-maturity investments and Available-for-sale financial assets categories, impairment analyses only for assets measured at amortized cost and the non-separation of derivatives embedded in financial contracts. The main change introduced with regard to financial liabilities affects liabilities that an entity elects to measure at fair value. The portion of the change in the fair value of these liabilities attributable to changes in the entity’s own credit risk must be presented in Valuation adjustments instead of in the income statement. In relation to hedge accounting, the new model attempts to more closely align accounting rules with risk management. The three types of hedge accounting present in the current standard are retained (cash flow hedges, fair value hedges and hedges of net investments in foreign operations). However, there are very significant changes to various matters with respect to IAS 39, such as hedged items, hedging instruments, the accounting for the time value of options and effectiveness assessment.

•	IFRS 15, Revenue from Contracts with Customers (obligatory for annual reporting periods beginning on or after January 1, 2017) - the new standard on the recognition of revenue from contracts with customers. It supersedes the following standards and interpretations currently in force: IAS 18, Revenue; IAS 11, Construction Contracts; IFRIC 13, Customer Loyalty Programs; IFRIC 15, Agreements for the Construction of Real Estate; IFRIC 18, Transfers of Assets from Customers; and SIC-31, Revenue-Barter Transactions Involving Advertising Services. Under IFRS 15, an entity recognizes revenue in accordance with the core principle of the standard by applying the following five steps: identify the contract(s) with a customer; identify the performance obligations in the contract; determine the transaction price; allocate the transaction price to the performance obligations identified in the contract; and recognize revenue when (or as) the entity satisfies a performance obligation.

•	Amendments to IAS 16 and IAS 38 - Clarification of Acceptable Methods of Depreciation and Amortization (obligatory for annual reporting periods beginning on or after January 1, 2016, early application permitted) - these amendments clarify that when an item of property, plant and equipment or an intangible asset is accounted for using the revaluation model, the total gross carrying amount of the asset is adjusted in a manner that is consistent with the revaluation of the carrying amount of the asset, so that the accumulated depreciation or amortization is equal to the difference between the gross carrying amount and the carrying amount of the asset after revaluation (after taking into account any impairment losses).

•	Amendments to IASs 16 and 41 - Bearer Plants (obligatory for annual reporting periods beginning on or after January 1, 2016, early application permitted) - under these amendments, plants of this nature are now within the scope of IAS 16 and must be accounted for in the same way as property, plant and equipment rather than at their fair value.

•	Amendments to IAS 27, Equity Method in Separate Financial Statements (obligatory for annual reporting periods beginning on or after January 1, 2016, early application permitted) - these amendments permit the use of the equity method as an option in the separate financial statements of an entity for accounting for investments in subsidiaries, joint ventures and associates.

•	Amendments to IFRS 10 and IAS 28, Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (obligatory for annual reporting periods beginning on or after January 1, 2016, early application permitted) - these amendments establish that a gain or loss must be recognized for the full amount when the transaction involves assets that constitute a business (whether the business is housed in a subsidiary or not). When the transaction involves assets that do not constitute a business, a partial gain or loss is recognized, even if these assets are housed in a subsidiary.

•	Amendments to IFRS 11 - Accounting for Acquisitions of Interests in Joint Operations (obligatory for annual reporting periods beginning on or after January 1, 2016, early application permitted)—these amendments specify how to account for the acquisition of an interest in a joint operation in which the activity of the joint operation constitutes a business.

•	Improvements to IFRSs, 2010-2012 cycle (obligatory for reporting periods beginning on or after July 1, 2014) - these improvements introduce minor amendments to IFRS 2, IFRS 3, IFRS 8, IFRS 13, IAS 16, IAS 24 and IAS 38.

•	Improvements to IFRSs, 2011-2013 cycle (obligatory for reporting periods beginning on or after July 1, 2014) - these improvements introduce minor amendments to IFRS 1, IFRS 3, IFRS 13 and IAS 40.

•	Improvements to IFRSs, 2012-2014 cycle (obligatory for reporting periods beginning on or after July 1, 2016) - these improvements introduce minor amendments to IFRS 5, IFRS 7, IAS 19 and IAS 34.

The Group is currently analyzing the possible effects of these new standards and interpretations.

All accounting policies and measurement bases with a material effect on the consolidated financial statements for 2014 were applied in their preparation.

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

In the consolidated financial statements estimates were occasionally made by the senior management of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and obligations reported herein. These estimates, which were made on the basis of the best information available, relate basically to the following:

•	The impairment losses on certain assets (see Notes 6, 7, 8, 10, 12, 13, 16, 17 and 18);

•	The assumptions used in the actuarial calculation of the post-employment benefit liabilities and commitments and other obligations (see Note 25);

•	The useful life of the tangible and intangible assets (see Notes 16 and 18);

•	The measurement of goodwill arising on consolidation (see Note 17);

•	The calculation of provisions and the consideration of contingent liabilities (see Note 25);

•	The fair value of certain unquoted assets and liabilities (see Notes 6, 7, 8, 9, 10, 11, 20, 21 and 22); and

•	The recoverability of deferred tax assets (see Note 27).

Although these estimates were made on the basis of the best information available at 2014 year-end, future events might make it necessary to change these estimates (upwards or downwards) in coming years. Changes in accounting estimates would be applied prospectively, recognizing the effects of the change in estimates in the related consolidated income statement.

d)	Information relating to 2013 and 2012

Pursuant to the applicable accounting standards, the balances relating to the years ended December 31, 2013 and 2012 presented in these consolidated financial statements were adjusted with respect to the amounts shown in the consolidated financial statements for 2013, by the amounts and for the items indicated below, in order to allow for a better comparison of information:

a)	Application of IFRIC 21, Levies (see Note 1.b): set forth below are the effects arising from the retrospective application of the aforementioned interpretation (the positive or negative sign shows whether the figures are increases or decreases with respect to the figures shown in the consolidated financial statements for said years):

	Millions of euros
	2013	2012
BALANCE SHEET
Deferred tax assets	125	45

Total assets	125	45

Other provisions	114	(146)
Other liabilities	271	254

Total liabilities	385	108

Reserves	(65)	(53)
Consolidated profit for the year	(195)	(12)
Valuation adjustments	—	2

Total equity	(260)	(63)

INCOME STATEMENT
Other operating expenses	(11)	(24)
Provisions (net)	(263)	6
Income tax	79	6

Consolidated profit for the year	(195)	(12)

Of which:

Profit attributable to the Parent	(195)	(12)

Profit attributable to non-controlling interests	—	—

The additional information required by IAS 1 in the case of retrospective application of a new accounting policy -the consolidated balance sheet at the beginning of the year prior to that in which the new policy is applied, i.e. as at January 1, 2013, in this case- is reflected in the consolidated balance sheet as at December 31, 2012, since the balances in that balance sheet are the same as those that would relate to the consolidated balance sheet at the aforementioned date.

b)	Note 52 includes a description of certain changes made in the business segment reporting.

In 2013 the Group applied the accounting changes introduced by the amendment to IAS 19, Employee Benefits, which, inter alia, eliminated the possibility of deferring recognition of a portion of actuarial gains and losses. The consolidated statements of changes in total equity for 2013 and 2012 include the impact on equity at the beginning of each of those years arising from the retrospective application of the aforementioned amendment, which gave rise to a reduction in equity of EUR 3,051 million at January 1, 2013 (January 1, 2012: EUR 2,045 million).

e)	Capital management

i. Regulatory and economic capital

The Group’s capital management is performed at regulatory and economic levels.

Regulatory capital management is based on the analysis of the capital base, the capital ratios using various regulatory criteria and the scenarios used for capital planning. The aim is to achieve a capital structure that is as efficient as possible in terms of both cost and any requirement that might be issued by regulators, rating agencies and investors.

Following is a brief description of the regulatory capital framework to which Santander Group is subject.

In December 2010 the Basel Committee on Banking Supervision published a new global regulatory framework for international capital standards (Basel III) which strengthened the requirements of the previous frameworks, known as Basel I and Basel II, and other requirements additional to Basel II (Basel 2.5), by enhancing the quality, consistency and transparency of the capital base and improving risk coverage. On June 26, 2013, the Basel III legal framework was included in European law through Directive 2013/36 (CRD IV), repealing Directives 2006/48 and 2006/49, and through Regulation 575/2013 on prudential requirements for credit institutions and investment firms (CRR). Regulation 575/2013 is directly applicable in EU Member States effective January 1, 2014 and repeals all lower-ranking rules providing for additional capital requirements.

Directive 2013/36 (CRD IV) was transposed into Spanish legislation through Law 10/2014 on the regulation, supervision and capital adequacy of credit institutions, and its subsequent regulatory implementation in the form of Royal Decree-Law 84/2015. Regulation 575/2013 is directly applicable in EU Member States as from January 1, 2014 and repeals all lower-ranking rules providing for additional capital requirements.

Regulation 575/2013 (CRR) establishes a timetable for gradual phase-in that will permit a progressive adaptation to the new requirements in the European Union. These transitional arrangements, which were incorporated into Spanish regulations through the approval of Royal Decree-Law 14/2013 and Bank of Spain Circular 2/2014, began to apply in 2014 and, in certain cases, will end in 2024. They affect both the new deductions and the issues and items of own funds which cease to be eligible as such under this new regulation. There is also a series of Common Equity Tier 1 (CET 1) capital requirements additional to those established in Regulation 575/2013, namely the so-called “capital buffers”, which are applicable for the first time in 2016 and must be fully implemented by 2019.

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

At December 31, 2014, the Group met all the minimum capital requirements established by current legislation.

From an economic standpoint, capital management seeks to optimize value creation at the Group and at its constituent business units. To this end, the economic capital, RORAC and value creation data for each business unit are generated, analyzed and reported to the capital committee on a quarterly basis. Within the framework of the internal capital adequacy assessment process (Pillar II of the Basel Capital Accord), the Group uses an economic capital measurement model with the objective of ensuring that there is sufficient capital available to support all the risks of its activity in various economic scenarios, with the solvency levels agreed upon by the Group.

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

ii. Plan for the roll-out of advanced approaches and authorization from the supervisory authorities

The Group intends to adopt, over the next few years, the advanced internal ratings-based (AIRB) approach under Basel II for substantially all its banks, until the percentage of exposure of the loan portfolio covered by this approach exceeds 90%.

Accordingly, the Group continued in 2014 with the project for the progressive implementation of the technology platforms and methodological improvements required for the roll-out of the AIRB approaches for regulatory capital calculation purposes at the various Group units.

To date, the Group has obtained authorization from the supervisory authorities to use advanced internal rating-based approaches for the calculation of regulatory capital requirements for credit risk for the Parent and the main subsidiaries in Spain, the UK and Portugal, non-retail portfolios in Mexico and large corporate portfolios in Brazil, Chile and the US. In 2014 the Group obtained approval for the individualized corporate portfolios (upgrade from the foundation internal rating-based approach to the AIRB approach), developers and institutions in Mexico; the extension of use of the slotting criteria approach for specialized lending exposures in the UK was authorized; and authorization was obtained for the individualized corporate portfolios and credit cards at Santander Consumer España, as well as for the extension of use of the global wholesale banking model. Lastly, approval was obtained for the consumer portfolios in Germany, including most notably the car and personal loan portfolios.

As regards the other risks explicitly addressed under Basel Pillar I, the Group is authorized to use its internal model for market risk for its treasury trading activities in Madrid, Chile, Portugal and Mexico.

Also, the Group has regulatory approval for its corporate methodology, enabling it to calculate, for the market risk of the trading book, the incremental default and migration risk charge (IRC) and stressed value at risk (VaR).

As far as operational risk is concerned, the Group uses the standardized approach for regulatory capital calculation purposes but is working towards requesting authorization for the use of AMA approaches, with the objective of gaining regulatory approval in the short term.

f)	Environmental impact

In view of the business activities carried on by the Group entities, the Group does not have any environmental liability, expenses, assets, provisions or contingencies that might be material with respect to its consolidated equity, financial position or results. Therefore, no specific disclosures relating to environmental issues are included in these consolidated financial statements.

g)	Events after the reporting period

It should be noted that from January 1, 2015 to April 29, 2015 on which these consolidated financial statements were authorized for issue, the following significant events occurred:

•	On January 8, 2015, the Group announced that its board of directors had resolved to increase capital through an accelerated bookbuilt offering with disapplication of pre-emption rights. The capital increase amounted to EUR 7,500 million, of which EUR 607 million related to the par value of the 1,213,592,234 new shares issued and EUR 6,893 million to the share premium.

•	At its meeting of January 12, 2015, the Bank’s executive committee resolved to apply the Santander Dividendo Elección scrip dividend scheme on the dates on which the third interim dividend is traditionally paid, whereby the shareholders were offered the option of receiving an amount equivalent to said dividend, the gross amount of which was EUR 0.146 per share, in shares or cash. On April 10, 2015 the Group announced the information in connection with the flexible remuneration program Santander Dividendo Elección scrip dividend scheme to be applied to the final 2014 dividend. The shareholders were offered the option of receiving an amount equivalent to said dividend, the gross amount of which was EUR 0.151 per share, in shares or cash.

•	On April 23, 2015, we announced that we had reached a preliminary and exclusive agreement with our partners Warburg Pincus and General Atlantic, subject to the signing of final terms, to merge Santander Asset Management and Pioneer Investments to create a leading global asset manager in Europe and Latin America. The combined company, with approximately €353 billion in assets under management at the close of 2014, will be called Pioneer Investments.

The agreement contemplates the creation of a new company into which the local asset managers of Santander Asset Management and Pioneer Investments will be incorporated. Santander will have a direct 33.3% stake in the new company, UniCredit will have a 33.3% stake, and private equity fund managers Warburg Pincus and General Atlantic will share a 33.3% stake. Pioneer Investments’ operations in the United States will not be included in the new company but will be owned by UniCredit (50%) and Warburg Pincus and General Atlantic (50%).

The transaction values Santander Asset Management at €2.6 billion and Pioneer Investments at €2.75 billion. Warburg Pincus and General Atlantic will make an additional equity investment into the company as part of the transaction. Following the signing of the preliminary agreement, the parties will work towards signing a definitive binding agreement which will be subject to the customary regulatory and corporate approvals.

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

The exchange differences arising on the translation to euros of the financial statements denominated in functional currencies other than the euro are recognized in equity under Valuation adjustments—Exchange differences in the consolidated balance sheet, whereas those arising on the translation to euros of the financial statements of entities accounted for using the equity method are recognized in equity under Valuation adjustments—Entities accounted for using the equity method, until the related item is derecognized, at which time they are recognized in the consolidated income statement.

iv.	Entities located in hyperinflationary economies

In 2009 the Group sold substantially all its businesses in Venezuela and at December 31, 2013 its net assets in that country amounted to only EUR 1 million (December 31, 2012: EUR 3 million). At December 31, 2014, the Group did not have any net assets in Venezuela.

In view of the foregoing, at December 31, 2014, 2013 and 2012 none (except the business in Venezuela in 2013 and 2012) of the functional currencies of the consolidated entities and associates located abroad related to hyperinflationary economies, as defined by International Financial Reporting Standards as adopted by the European Union. Accordingly, at the end of the last three reporting periods it was not necessary to adjust the financial statements of any of the consolidated entities or associates to correct for the effect of inflation.

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

The following tables show the sensitivity of consolidated profit and consolidated equity to changes in the foreign currency positions arising from all the Group’s items denominated in foreign currencies to 1% variations in the various foreign currencies in which the Group has material balances.

The estimated effect on the consolidated equity attributable to the Group and on the consolidated profit of a 1% appreciation of the euro against the related currency is as follows:

	Millions of euros
	Effect on consolidated equity			Effect on consolidated profit
Currency	2014	2013	2012	2014	2013	2012

US dollar	(114.6)	(74.2)	(71.6)	(14.9)	(9.0)	(8.3)
Chilean peso	(23.3)	(16.2)	(19.3)	(6.2)	(6.7)	(4.8)
Pound sterling	(195.0)	(173.1)	(165.4)	(12.6)	(7.9)	(11.0)
Mexican peso	(18.1)	(9.7)	(11.6)	(6.7)	(7.8)	(9.8)
Brazilian real	(138.9)	(73.8)	(149.6)	(3.5)	(3.9)	(20.0)
Polish zloty	(34.1)	(32.5)	(44.3)	(3.8)	(3.8)	(3.3)

Similarly, the estimated effect on the Group’s consolidated equity and consolidated profit of a 1% depreciation of the euro against the related currency is as follows:

	Millions of euros
	Effect on consolidated equity			Effect on consolidated profit
Currency	2014	2013	2012	2014	2013	2012

US dollar	117.0	75.7	73.1	15.2	9.2	8.5
Chilean peso	23.8	16.5	19.6	6.4	6.9	4.9
Pound sterling	198.9	176.6	168.8	12.8	8.0	11.2
Mexican peso	18.5	9.9	11.8	6.8	8.0	10.0
Brazilian real	141.8	75.4	147.8	3.6	4.0	20.5
Polish zloty	34.8	33.1	40.5	3.9	3.8	3.4

The foregoing data were obtained as follows:

a.	Effect on consolidated equity: in accordance with the accounting policy detailed in Note 2.a.iii, the exchange differences arising on the translation to euros of the financial statements in the functional currencies of the Group entities whose functional currency is not the euro are recognized in consolidated equity. The possible effect that a change in the exchange rates of the related currency would have on the Group’s consolidated equity was therefore determined by applying the aforementioned change to the net value of each unit’s assets and liabilities -including, where appropriate, the related goodwill- and by taking into consideration the offsetting effect of the hedges of net investments in foreign operations.

b.	Effect on consolidated profit: the effect was determined by applying the fluctuations in the average exchange rates used for the year, as indicated in Note 2.a.ii, to translate to euros the income and expenses of the consolidated entities whose functional currency is not the euro, taking into consideration, where appropriate, the offsetting effect of the various hedging transactions in place.

The estimates used to obtain the foregoing data were performed considering the effects of the exchange rate fluctuations in isolation from the effect of the performance of other variables, the changes in which would affect equity and profit, such as variations in the interest rates of the reference currencies or other market factors. Accordingly, all variables other than the exchange rate fluctuations were kept constant with respect to their positions as at December 31, 2014, 2013 and 2012.

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

As at December 31, 2014, the Group controlled the following companies in which it held an ownership interest of less than 50% of the share capital: (i) Luri 1, S.A., (ii) Luri 2, S.A. and (iii) Luri Land, S.A. The percentage ownership interests in the aforementioned companies were 5.8%, 10% and 8.11%, respectively (see Exhibit I). Although the Group holds less than half the voting power, it manages and, as a result, exercises control over these entities. The business activities of these entities are the acquisition of real estate and other general operations relating thereto, including the rental, purchase and sale of properties.

The impact of the consolidation of these companies on the Group’s consolidated financial statements is immaterial.

The Appendices contain significant information on the subsidiaries.

ii.	Interests in joint ventures (jointly controlled entities)

Joint ventures are deemed to be ventures that are not subsidiaries but which are jointly controlled by two or more unrelated entities. This is evidenced by contractual arrangements whereby two or more entities have interests in entities so that decisions on significant activities require the unanimous consent of all the parties sharing control.

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

As at December 31, 2014, the Group exercised joint control of Luri 3, S.A., despite holding 10% of its share capital. This decision is based on the Group’s presence on the company’s board of directors, in which the agreement of all members is required for decision-making.

The Appendices contain significant information on the jointly controlled entities.

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

The Appendices contain significant information on the associates.

iv.	Structured entities

When the Group incorporates entities, or holds ownership interests therein, to enable its customers to access certain investments, or for the transfer of risks or other purposes, also called structured entities since the voting or similar power is not a key factor in deciding who controls the entity, the Group determines, using internal criteria and procedures and taking into consideration the applicable legislation, whether control (as defined above) exists and, therefore, whether these entities should be consolidated. Specifically, for those entities to which it applies (investment funds and pension funds, mainly), the Group analyses the following factors:

•	Percentage of ownership held by the Group, 20% being established as the threshold from which a more in-depth analysis is performed.

•	Identification of the fund manager, and verification as to whether it is a company controlled by the Group since this could affect the Group’s ability to direct the relevant activities.

•	Existence of agreements between investors that might require decisions to be taken jointly by the investors, rather than by the fund manager.

•	Existence of currently exercisable removal rights (possibility of removing the manager from his position) since the existence of such rights might limit the manager’s power over the fund, and it may be concluded that the manager is acting as an agent of the investors.

•	Analysis of the fund manager’s remuneration regime, taking into consideration that a remuneration regime that is proportionate to the service rendered does not, generally, create exposure of such importance to indicate that the manager is acting as the principal Conversely, if the remuneration regime is not proportionate to the service rendered, this might give rise to such an exposure that might lead the Group to a different conclusion.

These structured entities also include the securitization special purpose vehicles, which are consolidated in the case of the SPVs over which, based on the aforementioned analysis, it is considered that the Group continues to exercise control.

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

Goodwill is only measured and recognized once, when control of a business is obtained.

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

Similarly, when control over a subsidiary is lost, the assets, liabilities and non-controlling interests and any other items recognized in valuation adjustments of that company are derecognized from the consolidated balance sheet, and the fair value of the consideration received and of any remaining equity interest is recognized . The difference between these amounts is recognized in profit or loss.

vii.	Acquisitions and disposals

Note 3 provides information on the most significant acquisitions and disposals in 2014, 2013 and 2012.

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

The preference shares contingently convertible into ordinary shares eligible as Additional Tier 1 capital (“CCPSs”) -perpetual preference shares, which may be repurchased by the issuer in certain circumstances, the interest on which is discretionary, and would convert into a variable number of newly issued ordinary shares if the capital ratio of the Bank or its consolidable group falls below a given percentage (trigger event), as those two terms are defined in the related issue prospectuses- are recognized for accounting purposes by the Group as compound instruments. The liability component reflects the issuer’s obligation to deliver a variable number of shares and the equity component reflects the issuer’s discretion in relation to the payment of the related coupons. In order to effect the initial allocation, the Group estimates the fair value of the liability as the amount that would have to be delivered if the trigger event were to occur immediately and, accordingly, the equity component, as a residual amount, is zero. In view of the aforementioned discretionary nature of the payment of the coupons, they are deducted directly from equity.

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

Financial liabilities are classified for measurement purposes into one of the following categories:

•	Financial liabilities held for trading (at fair value through profit or loss): this category includes the financial liabilities issued for the purpose of generating a profit in the near term from fluctuations in their prices, financial derivatives not considered to qualify for hedge accounting and financial liabilities arising from the outright sale of financial assets acquired under reverse repurchase agreements (“reverse repos”) or borrowed (short positions).

•	Other financial liabilities at fair value through profit or loss: financial liabilities are included in this category when more relevant information is obtained, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial liabilities or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Group’s key management personnel. Liabilities may only be included in this category on the date when they are issued or originated.

•	Financial liabilities at amortized cost: financial liabilities, irrespective of their instrumentation and maturity, not included in any of the above-mentioned categories which arise from the ordinary borrowing activities carried on by financial institutions.

v.	Classification of financial liabilities for presentation purposes

Financial liabilities are classified by nature into the following items in the consolidated balance sheet:

•	Deposits: includes all repayable balances received in cash by the Group, other than those instrumented as marketable securities and those having the substance of subordinated liabilities. This item also includes cash bonds and cash consignments received the amount of which may be invested without restriction. Deposits are classified on the basis of the creditor’s institutional sector into:

•	Deposits from central banks: deposits of any nature, including credit received and money market operations received from the Bank of Spain or other central banks.

•	Deposits from credit institutions: deposits of any nature, including credit received and money market operations in the name of credit institutions.

•	Customer deposits: includes the remaining deposits, including money market operations through central counterparties.

•	Marketable debt securities: includes the amount of bonds and other debt represented by marketable securities, other than those having the substance of subordinated liabilities. This item includes the component considered to be a financial liability of issued securities that are compound financial instruments.

•	Trading derivatives: includes the fair value, with a negative balance for the Group, of derivatives, including embedded derivatives separated from the host contract, which do not form part of hedge accounting.

•	Short positions: includes the amount of financial liabilities arising from the outright sale of financial assets acquired under reverse repurchase agreements or borrowed.

•	Subordinated liabilities: amount of financing received which, for the purposes of payment priority, ranks behind ordinary debt. This category also includes the financial instruments issued by the Group which, although capital for legal purposes, do not meet the requirements for classification as equity, such as certain preference shares issued.

•	Other financial liabilities: includes the amount of payment obligations having the nature of financial liabilities not included in other items, and liabilities under financial guarantee contracts, unless they have been classified as non-performing.

•	Changes in the fair value of hedged items in portfolio hedges of interest rate risk: this item is the balancing entry for the amounts charged to the consolidated income statement in respect of the measurement of the portfolios of financial instruments which are effectively hedged against interest rate risk through fair value hedging derivatives.

•	Hedging derivatives: includes the fair value of the Group’s liability in respect of derivatives, including embedded derivatives separated from hybrid financial instruments, designated as hedging instruments in hedge accounting.

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

The fair value of a financial asset on a given date is taken to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it on an active, transparent and deep market (quoted price or market price). At December 31, 2014, there were no significant investments in quoted financial instruments which have ceased to be recognized at their quoted price because their market cannot be deemed to be active.

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

The following table shows a summary of the fair values, at 2014, 2013 and 2012 year-end, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	Millions of euros
	2014			2013			2012
	Published price quotations in active markets	Internal models	Total	Published price quotations in active markets	Internal models	Total	Published price quotations in active markets	Internal models	Total

Financial assets held for trading	67,319	81,569	148,888	46,472	68,817	115,289	48,014	129,903	177,917
Other financial assets at fair value through profit or loss	3,670	39,003	42,673	3,687	27,694	31,381	3,387	24,969	28,356
Available-for-sale financial assets (1)	90,149	23,455	113,604	62,343	20,415	82,758	65,720	25,256	90,976
Hedging derivatives (assets)	26	7,320	7,346	221	8,080	8,301	128	7,808	7,936
Financial liabilities held for trading	17,409	92,383	109,792	14,643	80,030	94,673	15,985	127,257	143,242
Other financial liabilities at fair value through profit or loss	—	62,317	62,317	—	42,311	42,311	—	45,418	45,418
Hedging derivatives (liabilities)	226	7,029	7,255	187	5,096	5,283	96	6,348	6,444
Liabilities under insurance contracts	—	713	713	—	1,430	1,430	—	1,425	1,425

(1)	In addition to the financial instruments measured at fair value shown in the foregoing table, at December 31, 2014, 2013 and 2012, the Group held equity instruments classified as available-for-sale financial assets and carried at cost amounting to EUR 1,646 million, EUR 1,041 million and EUR 1,290 million, respectively (see Note 51.c).

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

These pricing models are fed with observable market data such as deposit interest rates, futures rates, cross currency swap and constant maturity swap rates, and basis spreads, on the basis of which different yield curves are calculated, depending on the payment frequency and discounting curves for each currency. In the case of options, implied volatilities are also used as model inputs. These volatilities are observable in the market for cap and floor options and swaptions, and interpolation and extrapolation of volatilities from the quoted ranges are carried out using generally accepted industry models. The pricing of more exotic derivatives may require the use of non-observable data or parameters, such as correlation (among interest rates and cross-asset), mean reversion rates and prepayment rates, which are usually defined from historical data or through calibration.

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

The inputs of foreign exchange models include the yield curve for each currency, the spot foreign exchange price and the implied volatilities and correlation among assets of this type. Volatilities are obtained from European call and put options which are quoted in markets as at-the-money, risk reversal or butterfly options. Illiquid currency pairs are usually handled by using the data of the liquid pairs from which the illiquid currency can be derived. For more exotic products, unobservable model parameters may be estimated by fitting to reference prices provided by other non-quoted market sources.

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

Valuation inputs are the yield curve, the CDS spread curve and the recovery rate. The CDS spread curve is obtained in the market for indices and important individual issuers. For less liquid issuers, this spread curve is estimated using proxies or other credit-dependent instruments. Recovery rates are usually set to standard values. For listed single-tranche CDOs, the correlation of joint default of several issuers is implied from the market. For FTDs, NTDs and bespoke CDOs, the correlation is estimated from proxies or historical data when no other option is available.

Valuation adjustment for counterparty risk or default risk

The credit valuation adjustment (CVA) is a valuation adjustment to OTC derivatives as a result of the risk associated with the credit exposure assumed to each counterparty.

The CVA is calculated taking into account potential exposure to each counterparty in each future period. The CVA for a specific counterparty is equal to the sum of the CVA for all the periods. The following inputs are used to calculate the CVA:

•	Expected exposure: including for each transaction the mark-to-market (MtM) value plus an add-on for the potential future exposure for each period. Mitigating factors such as netting and collateral agreements are taken into account, as well as temporary impairment for derivatives with interim payments.

•	LGD: percentage of final loss assumed in a counterparty credit event/default.

•	Probability of default: for cases where there is no market information (the CDS quoted spread curve, etc.), proxies based on companies holding exchange-listed CDSs, in the same industry and with the same external rating as the counterparty, are used.

•	Discount factor curve.

The debt valuation adjustment (DVA) is a similar valuation adjustment to the CVA but, in this case, as a result of the own risk of the Group assumed by its counterparties in OTC derivatives.

The CVA and DVA recognized at December 31, 2014 amounted to EUR 786 million and EUR 228 million, respectively.

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

In equity markets, model risks include forward skew modelling, the impact of stochastic interest rates, correlation and multi-curve modelling. Also, other sources of risk arise from the hedging management of digital, callable and barrier option payments. In addition, the estimation of market data such as dividends and correlation for quanto and composite basket options must also be considered as sources of risk.

For specific financial instruments relating to home mortgage loans secured by financial institutions in the UK (which are regulated and partially financed by the Government) and property asset derivatives, the main input is the Halifax Home Price Index (HPI). In these cases, risk assumptions include estimates of the future growth and the volatility of the HPI, mortality and the implied credit spreads.

Inflation markets are exposed to model risk resulting from the uncertainty of modelling the correlation structure among various CPI rates. Another source of risk may arise from the bid-offer spread of inflation-linked swaps.

Foreign exchange markets are exposed to model risk resulting from forward skew modelling, the impact of stochastic interest rate and correlation modelling for multi-asset instruments. Risk may also arise from market data, due to the existence of specific illiquid foreign exchange pairs.

The most important source of model risk for credit derivatives relates to the estimation of the correlation between the probabilities of default of different underlying issuers. For illiquid underlying issuers, the CDS spread may not be well defined.

Set forth below are the financial instruments at fair value whose measurement was based on internal models (Levels 2 and 3) as at December 31, 2014, 2013 and 2012:

	Millions of euros
	Fair values calculated using internal models as at 12/31/14
	Level 2	Level 3	Valuation techniques	Main assumptions
ASSETS:	148,760	2,587
Financial assets held for trading	80,378	1,191
Loans and advances to credit institutions	1,815	—	Present Value Method	Observable market data
Loans and advances to customers (a)	2,921	—	Present Value Method	Observable market data
Debt and equity instruments	1,768	85	Present Value Method	Observable market data, HPI
Trading derivatives	73,874	1,106
Swaps	55,794	116	Present Value Method, Gaussian Copula (b)	Observable market data, basis, liquidity
Exchange rate options	1,000	—	Black-Scholes Model	Observable market data, liquidity
Interest rate options	8,385	768	Black’s Model, Heath-Jarrow-Morton Model	Observable market data, liquidity, correlation
Interest rate futures	132	—	Present Value Method	Observable market data
Index and securities options	2,420	111	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI
Other	6,143	111	Present Value Method, Monte Carlo simulation and other	Observable market data and other
Hedging derivatives	7,320	—
Swaps	7,058	—	Present Value Method	Observable market data, basis
Exchange rate options	40	—	Black-Scholes Model	Observable market data
Interest rate options	28	—	Black’s Model	Observable market data
Other	194	—	N/A	N/A
Other financial assets at fair value through profit or loss	38,323	680
Loans and advances to credit institutions	28,592	—	Present Value Method	Observable market data
Loans and advances to customers (c)	8,892	78	Present Value Method	Observable market data, HPI
Debt and equity instruments	839	602	Present Value Method	Observable market data
Available-for-sale financial assets	22,739	716
Debt and equity instruments	22,739	716	Present Value Method	Observable market data
LIABILITIES:	161,890	552
Financial liabilities held for trading	91,847	536
Deposits from central banks	2,041	—	Present Value Method	Observable market data
Deposits from credit institutions	5,531	—	Present Value Method	Observable market data
Customer deposits	5,544	—	Present Value Method	Observable market data
Debt and equity instruments	—	—	Present Value Method	Observable market data, liquidity
Trading derivatives	76,644	536
Swaps	56,586	49	Present Value Method, Gaussian Copula (b)	Observable market data, basis, liquidity, HPI
Exchange rate options	1,033	—	Black-Scholes Model	Observable market data, liquidity
Interest rate options	9,816	294	Black’s Model, Heath-Jarrow-Morton Model	Observable market data, liquidity, correlation
Index and securities options	3,499	193	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI
Interest rate and equity futures	165	—	Present Value Method	Observable market data
Other	5,545	—	Present Value Method, Monte Carlo simulation and other	Observable market data and other
Short positions	2,087	—	Present Value Method	Observable market data
Hedging derivatives	7,029	—
Swaps	6,901	—	Present Value Method	Observable market data, basis
Exchange rate options	2	—	Black-Scholes Model	Observable market data
Interest rate options	14	—	Black’s Model	Observable market data
Other	112	—	N/A	N/A
Other financial liabilities at fair value through profit or loss	62,301	16	Present Value Method	Observable market data
Liabilities under insurance contracts	713	—	See Note 15

	Millions of euros
	Fair values calculated using internal models
	12/31/13		12/31/12
	Level 2	Level 3	Level 2	Level 3	Valuation techniques
ASSETS:	123,499	1,507	186,648	1,288
Financial assets held for trading	68,535	282	129,508	395
Loans and advances to credit institutions	5,502	—	9,843	—	Present Value Method
Loans and advances to customers (a)	5,079	—	9,162	—	Present Value Method
Debt and equity instruments	1,585	50	1,320	—	Present Value Method
Trading derivatives	56,369	232	109,183	395
Swaps	40,380	56	90,759	109	Present Value Method, Gaussian Copula (b)
Exchange rate options	849	16	708	46	Black-Scholes Model
Interest rate options	7,375	—	9,141	—	Black’s Model, Heath-Jarrow-Morton Model
Interest rate futures	16	—	78	—	Present Value Method
Index and securities options	2,953	56	3,188	—	Black-Scholes Model
Other	4,796	104	5,309	240	Present Value Method, Monte Carlo simulation and other
Hedging derivatives	8,080	—	7,808	—
Swaps	6,920	—	7,609	—	Present Value Method
Exchange rate options	400	—	43	—	Black-Scholes Model
Interest rate options	24	—	36	—	Black’s Model
Other	736	—	120	—	N/A
Other financial assets at fair value through profit or loss	27,184	510	24,500	469
Loans and advances to credit institutions	13,444	—	10,272	—	Present Value Method
Loans and advances to customers (c)	13,135	61	13,863	74	Present Value Method
Debt and equity instruments	605	449	365	395	Present Value Method
Available-for-sale financial assets	19,700	715	24,832	424
Debt and equity instruments	19,700	715	24,832	424	Present Value Method
LIABILITIES:	128,762	105	180,243	205
Financial liabilities held for trading	79,970	60	127,158	99
Deposits from central banks	3,866	—	1,128	—	Present Value Method
Deposits from credit institutions	7,468	—	8,292	—	Present Value Method
Customer deposits	8,500	—	8,890	7	Present Value Method
Debt and equity instruments	1	—	1	—	Present Value Method
Trading derivatives	57,260	60	108,847	92
Swaps	41,156	2	88,450	8	Present Value Method, Gaussian Copula (b)
Exchange rate options	660	—	766	6	Black-Scholes Model
Interest rate options	8,457	—	10,772	—	Black’s Model, Heath-Jarrow-Morton Model
Index and securities options	4,252	—	121	—	Black-Scholes Model
Interest rate and equity futures	88	—	4,816	—	Present Value Method
Other	2,647	58	3,922	78	Present Value Method, Monte Carlo simulation and other
Short positions	2,875	—	—	—
Hedging derivatives	5,096	—	6,348	—	Present Value Method
Swaps	4,961	—	5,860	—	Present Value Method
Exchange rate options	1	—	76	—	Black-Scholes Model
Interest rate options	13	—	17	—	Black’s Model
Other	121	—	395	—	N/A
Other financial liabilities at fair value through profit or loss	42,266	45	45,312	106
Liabilities under insurance contracts	1,430	—	1,425	—	Present Value Method See Note 15

(a)	Includes mainly short-term loans and reverse repurchase agreements with corporate customers (mainly brokerage and investment companies).

(b)	Includes credit risk derivatives with a net fair value of EUR 83 million at December 31, 2014 (December 31, 2013 and 2012: positive net fair value of EUR 56 million and EUR 18 million, respectively). These assets and liabilities are measured using the Standard Gaussian Copula Model.
(c)	Includes home mortgage loans to financial institutions in the UK (which are regulated and partly financed by the Government). The fair value of these loans was obtained using observable market variables, including current market transactions with similar amounts and collateral facilitated by the UK Housing Association. Since the Government is involved in these financial institutions, the credit risk spreads have remained stable and are homogeneous in this sector. The results arising from the valuation model are checked against current market transactions.

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

The net gain recognized in the income statement for 2014 arising from the aforementioned valuation models amounted to EUR 206 million (2013 and 2012: net losses of EUR 298 million and EUR 229 million, respectively), of which EUR 302 million related to models whose significant inputs are unobservable market data (2013 and 2012: gains of EUR 46 million and EUR 20 million, respectively).

Level 3 financial instruments

Set forth below are the Group’s main financial instruments measured using unobservable market data that constitute significant inputs of the internal models (Level 3):

•	Instruments in Santander UK’s portfolio (loans, debt instruments and derivatives) linked to the House Price Index (HPI). Even if the valuation techniques used for these instruments may be the same as those used to value similar products (present value in the case of loans and debt instruments, and the Black-Scholes model for derivatives), the main factors used in the valuation of these instruments are the HPI spot rate, the growth rate of that rate, its volatility and mortality rates, which are not always observable in the market and, accordingly, these instruments are considered illiquid.

•	The HPI spot rate: for some instruments the NSA HPI spot rate, which is directly observable and published on a monthly basis, is used. For other instruments where regional HPI rates must be used (published quarterly), adjustments are made to reflect the different composition of the rates and adapt them to the regional composition of Santander UK’s portfolio.

•	HPI growth rate: this is not always directly observable in the market, especially for long maturities, and is estimated in accordance with existing quoted prices. To reflect the uncertainty implicit in these estimates, adjustments are made based on an analysis of the historical volatility of the HPI, incorporating reversion to the mean.

•	HPI volatility: the long-term volatility is not directly observable in the market but is estimated on the basis of more short-term quoted prices and by making an adjustment to reflect the existing uncertainty, based on the standard deviation of historical volatility over various time periods.

•	Mortality rates: these are based on published official tables and adjusted to reflect the composition of the customer portfolio for this type of product at Santander UK.

•	Illiquid CDOs and CLOs in the portfolio of the treasury unit in Madrid. These are measured by grouping together the securities by type of underlying (sector/country), payment hierarchy (prime, mezzanine, junior, etc.), and assuming forecast conditional prepayment rates (CPR) and default rates, adopting conservative criteria.

•	Trading derivatives on baskets of shares. These are measured using advanced local and stochastic volatility models, using Monte Carlo simulations; the main unobservable input is the correlation between the prices of the shares in each basket in question.

•	Callable interest rate trading derivatives (Bermudan-style options) where the main unobservable input is mean reversion of interest rates.

With respect to 2013 year-end the Group reclassified to Level 3 the interest-rate derivatives with periodic call options and options on baskets of listed shares. The reason for the reclassification was the greater significance in the fair value of the aforementioned financial instruments of the illiquidity in the inputs used (the mean reversion of interest rates and the correlations between the underlyings, respectively). These products relate almost exclusively to derivatives transactions performed to serve the Group’s clients.

The table below shows the effect, at December 31, 2014, on the fair value of the main financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by applying the probable valuation ranges of the main unobservable inputs detailed in the following table:

Portfolio/Instrument (Level 3)	Valuation technique	Main unobservable inputs	Range	Weighted average		Impacts (in millions of euros)
						Unfavorable scenario	Favorable scenario
Financial assets held for trading
Debt instruments	Partial differential equations	Long-term volatility	27% - 41%	33.21%		(1.2)	0.9
Trading derivatives	Present Value Method	Curves on TAB indices (*)	(a)	(a	)	(3)	3
	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%-5%	2.6%		(37)	33
	Present Value Method, Modified Black-Scholes Model	HPI spot rate	n/a	630	(**)	(11)	12
	Standard Gaussian Copula Model	Probability of default	0%-5%	2.14%		(10)	7
	Advanced local and stochastic volatility models	Correlation between share prices	55%-75%	61%		(9.9)	9.9
	Advanced multi-factor interest rate models	Mean reversion of interest rates	0.0001-0.03	0.01	(***)	—	39.4
Other financial assets at fair value through profit or loss
Loans and advances to customers	Weighted average by probability (according to forecast mortality rates) of European HPI options, using the Black-Scholes model	HPI forward growth rate	0%-5%	2.8%		(7)	6
Debt and equity instruments	Weighted average by probability (according to forecast mortality rates) of HPI forwards, using the present value model	HPI forward growth rate	0%-5%	2.6%		(53)	48
	Weighted average by probability (according to forecast mortality rates) of HPI forwards, using the present value model	HPI spot rate	n/a	630	(**)	(26)	26
Available-for-sale financial assets
Debt and equity instruments	Present Value Method, others	Non-performing loans and prepayment ratios, cost of capital, long-term earnings growth rate	(a)	(a	)	(2.4)	2.4
Financial liabilities held for trading
Trading derivatives	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%-5%	2.1%		(15)	12
	Present Value Method, Modified Black-Scholes Model	HPI spot rate	n/a	607	(**)	(21)	17
	Present Value Method, Modified Black-Scholes Model	Curves on TAB indices (*)	(a)	(a	)	—	—
	Advanced local and stochastic volatility models	Correlation between share prices	55%-75%	61%		(b )	(b	)
	Advanced multi-factor interest rate models	Mean reversion of interest rates	0.0001-0.03	0.01	(***)	(b )	(b	)
Other financial liabilities at fair value through profit or loss	—	—	—	—		(b )	(b	)

(*)	TAB: “Tasa Activa Bancaria” (Active Bank Rate). Average deposit interest rates (over 30, 90, 180 and 360 days) published by the Chilean Association of Banks and Financial Institutions (ABIF) in nominal currency (Chilean peso) and in real terms, adjusted for inflation (Unidad de Fomento - UF).
(**)	There are national and regional HPI indices. The HPI spot value is the weighted average of the indices that correspond to the positions of each portfolio. The impact reported is a change of 10%.
(***)	Theoretical average value of the parameter. The change arising on a favorable scenario is from 0.0001 to 0.03. An unfavorable scenario is not considered as there is insufficient margin for an adverse change from the current parameter level. The Group is also exposed, to a lesser extent, to this type of derivative in currencies other than the euro and, therefore, both the average and the range of the unobservable inputs are different. The impact in an unfavorable scenario would be losses of EUR 9.2 million.
(a)	The exercise was conducted for the unobservable inputs described in the Main unobservable inputs column under probable scenarios. The range and weighted average value used are not shown because the aforementioned exercise was conducted jointly for various inputs or variants thereof (e.g. the TAB input comprises vector-time curves, for which there are also nominal yield curves and inflation-indexed yield curves), and it was not possible to break down the results separately by type of input. In the case of the TAB curve the gain or loss is reported for changes of +/-100 basis points for the total sensitivity to this index in Chilean pesos and UFs.
(b)	The Group calculates the potential effect on the valuation of each of these instruments on a joint basis, irrespective of whether their individual valuation is positive (Asset) or negative (Liability), and the global effect associated with the corresponding instruments recognized on the asset side of the consolidated balance sheet is broken down.

Lastly, the changes in the financial instruments classified as Level 3 in 2014 and 2013 were as follows:

	2013	Changes									2014
Millions of euros	Fair value calculated using internal models (Level 3)	Purchases	Sales	Issues	Settlements	Changes in fair value recognized in profit or loss (unrealized)	Changes in fair value recognized in profit or loss (realized)	Changes in fair value recognized in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)

Financial assets held for trading	282	182	(14)	—	—	174	(7)	—	575	(1)	1,191
Debt and equity instruments	50	4	(1)	—	—	—	—	—	32	—	85
Trading derivatives	232	178	(13)	—	—	174	(7)	—	543	(1)	1,106
Swaps	56	—	(2)	—	—	(7)	(7)	—	52	24	116
Exchange rate options	16	—	—	—	—	—	—	—	—	(16)	—
Interest rate options	—	162	(5)	—	—	257	—	—	359	(5)	768
Index and securities options	56	16	—	—	—	(100)	—	—	132	7	111
Other	104	—	(6)	—	—	24	—	—	—	(11)	111
Other financial assets at fair value through profit or loss	510	37	(5)	—	—	61	—	—	90	(13)	680
Loans and advances to customers	61	—	(5)	—	—	18	—	—	—	4	78
Debt and equity instruments	449	37	—	—	—	43	—	—	90	(17)	602
Available-for-sale financial assets	715	35	(55)	—	(36)	—	—	(35)	78	14	716
TOTAL ASSETS	1,507	254	(74)	—	(36)	235	(7)	(35)	743	—	2,587

Financial assets held for trading	60	48	(6)	—	—	(71)	(2)	—	503	4	536
Trading derivatives	60	48	(6)	—	—	(71)	(2)	—	503	4	536
Swaps	2	—	—	—	—	2	(2)	—	47	—	49
Interest rate options	—	41	—	—	—	56	—	—	197	—	294
Index and securities options	—	7	(6)	—	—	(128)	—	—	259	61	193
Other	58	—	—	—	—	(1)	—	—	—	(57)	—
Other financial liabilities at fair value through profit or loss	45	—	(26)	—	—	(1)	—	—	—	(2)	16
TOTAL LIABILITIES	105	48	(32)	—	—	(72)	(2)	—	503	2	552

	2012	Changes								2013
Millions of euros	Fair value calculated using internal models (Level 3)	Purchases	Sales	Issues	Settlements	Changes in fair value recognized in profit or loss (unrealized)	Changes in fair value recognized in profit or loss (realized)	Changes in fair value recognized in equity	Other	Fair value calculated using internal models (Level 3)

Financial assets held for trading	395	131	(164)	—	(44)	(4)	2	—	(34)	282
Debt and equity instruments	—	46	—	—	—	8	—	—	(4)	50
Trading derivatives	395	85	(164)	—	(44)	(12)	2	—	(30)	232
Swaps	109	—	(62)	—	—	19	—	—	(10)	56
Exchange rate options	46	—	(1)	—	—	(8)	(3)	—	(18)	16
Index and securities options	—	85	—	—	(39)	—	—	—	10	56
Other	240	—	(101)	—	(5)	(23)	5	—	(12)	104
Hedging derivatives	—	—	—	—	—	—	—	—	—	—
Swaps	—	—	—	—	—	—	—	—	—	—
Other financial assets at fair value through profit or loss	469	111	(32)	—	(17)	18	9	—	(48)	510
Loans and advances to customers	74	—	—	—	(11)	(8)	6	—	—	61
Debt and equity instruments	395	111	(32)	—	(6)	26	3	—	(48)	449
Available-for-sale financial assets	424	277	(48)	—	—	(1)	(2)	73	(8)	715
TOTAL ASSETS	1,288	519	(244)	—	(61)	13	9	73	(89)	1,507

Financial liabilities held for trading	99	—	(18)	—	(14)	(11)	13	—	(9)	60
Customer deposits	7	—	—	—	—	—	—	—	(7)	—
Trading derivatives	92	—	(18)	—	(14)	(11)	13	—	(2)	60
Swaps	8	—	(6)	—	—	(1)	—	—	1	2
Exchange rate options	6	—	(6)	—	—	—	—	—	—	—
Other	78	—	(6)	—	(14)	(10)	13	—	(3)	58
Other financial liabilities at fair value through profit or loss	106	—	(42)	—	—	(14)	(12)	—	7	45
TOTAL LIABILITIES	205	—	(60)	—	(14)	(25)	1	—	(2)	105

iv.	Recognition of fair value changes

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

Adjustments due to changes in fair value arising from:

•	Available-for-sale financial assets are recognized temporarily under Valuation adjustments - Available-for-sale financial assets, unless they relate to exchange differences, in which case they are recognized in equity under Valuation adjustments - Exchange differences (net), or to exchange differences arising on monetary financial assets, in which case they are recognized in Exchange differences (net) in the consolidated income statement.

•	Items charged or credited to Valuation adjustments - Available-for-sale financial assets and Valuation adjustments - Exchange differences (net) in equity remain in the Group’s consolidated equity until the asset giving rise to them is impaired or derecognized , at which time they are recognized in the consolidated income statement.

•	Unrealized gains on available-for-sale financial assets classified as Non-current assets held for sale because they form part of a disposal group or a discontinued operation are recognized in equity under Valuation adjustments - Non-current assets held for sale.

v.	Hedging transactions

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

b.	In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognized temporarily in equity under Valuation adjustments - Cash flow hedges until the forecast transactions occur, when it is recognized in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability.

c.	In hedges of a net investment in a foreign operation, the gains or losses attributable to the portion of the hedging instruments qualifying as an effective hedge are recognized temporarily in equity under Valuation adjustments - Hedges of net investments in foreign operations until the gains or losses on the hedged item are recognized in the income statement.

d.	The ineffective portion of the gains and losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation are recognized directly under Gains/losses on financial assets and liabilities (net) in the consolidated income statement.

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

e)	Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties:

1.	If the Group transfers substantially all the risks and rewards to third parties -unconditional sale of financial assets, sale of financial assets under an agreement to repurchase them at their fair value at the date of repurchase, sale of financial assets with a purchased call option or written put option that is deeply out of the money, securitization of assets in which the transferor does not retain a subordinated debt or grant any credit enhancement to the new holders, and other similar cases-, the transferred financial asset is derecognized and any rights or obligations retained or created in the transfer are recognized simultaneously.

2.	If the Group retains substantially all the risks and rewards associated with the transferred financial asset -sale of financial assets under an agreement to repurchase them at a fixed price or at the sale price plus interest, a securities lending agreement in which the borrower undertakes to return the same or similar assets, and other similar cases-, the transferred financial asset is not derecognized and continues to be measured by the same criteria as those used before the transfer. However, the following items are recognized:

a.	An associated financial liability, which is recognized for an amount equal to the consideration received and is subsequently measured at amortized cost, unless it meets the requirements for classification under Other financial liabilities at fair value through profit or loss.

b.	The income from the transferred financial asset not derecognized and any expense incurred on the new financial liability, without offsetting.

3.	If the Group neither transfers nor retains substantially all the risks and rewards associated with the transferred financial asset -sale of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases-the following distinction is made:

a.	If the transferor does not retain control of the transferred financial asset, the asset is derecognized and any rights or obligations retained or created in the transfer are recognized .

b.	If the transferor retains control of the transferred financial asset, it continues to recognize it for an amount equal to its exposure to changes in value and recognizes a financial liability associated with the transferred financial asset. The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Accordingly, financial assets are only derecognized when the rights on the cash flows they generate have been extinguished or when substantially all the inherent risks and rewards have been transferred to third parties. Similarly, financial liabilities are only derecognized when the obligations they generate have been extinguished or when they are acquired with the intention either to cancel them or to resell them.

f)	Offsetting of financial instruments

Financial asset and liability balances are offset, i.e. reported in the consolidated balance sheet at their net amount, only if the Group entities currently have a legally enforceable right to set off the recognized amounts and intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Following is the detail of financial assets and liabilities that were offset in the consolidated balance sheets as at December 31, 2014 and 2013:

	December 31, 2014
	Millions of euros
Assets	Gross amount of financial assets	Gross amount of financial liabilities offset in the balance sheet	Net amount of financial assets presented in the balance sheet

Derivatives	128,076	(43,872)	84,204
Reverse repurchase agreements	57,882	(7,064)	50,818

Total	185,958	(50,936)	135,022

	December 31, 2013
	Millions of euros
Assets	Gross amount of financial assets	Gross amount of financial liabilities offset in the balance sheet	Net amount of financial assets presented in the balance sheet

Derivatives	86,813	(19,613)	67,200
Reverse repurchase agreements	59,990	(12,463)	47,527

Total	146,803	(32,076)	114,727

	December 31, 2014
	Millions of euros
Liabilities	Gross amount of financial liabilities	Gross amount of financial assets offset in the balance sheet	Net amount of financial liabilities presented in the balance sheet

Derivatives	130,175	(43,872)	86,303
Repurchase agreements	113,075	(7,064)	106,011

Total	243,250	(50,936)	192,314

	December 31, 2013
	Millions of euros
Liabilities	Gross amount of financial liabilities	Gross amount of financial assets offset in the balance sheet	Net amount of financial liabilities presented in the balance sheet

Derivatives	83,783	(19,613)	64,170
Repurchase agreements	103,621	(12,463)	91,158

Total	187,404	(32,076)	155,328

Also, the Group has offset other items for EUR 2,084 million (December 31, 2013: EUR 2,267 million).

Most of the derivatives and repos not offset in the balance sheet are subject to netting and collateral arrangements.

g)	Impairment of financial assets

i.	Definition

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

Balances are deemed to be non-performing, and the interest accrual is suspended, when there are reasonable doubts as to their full recovery and/or the collection of the related interest for the amounts and on the dates initially agreed upon, after taking into account the guarantees received by the consolidated entities to secure (fully or partially) collection of the related balances. Collections relating to non-performing loans and advances are used to recognize the accrued interest and the remainder, if any, to reduce the principal amount outstanding.

Transactions classified as non-performing due to arrears are reclassified as standard if, as a result of the collection of a portion or the sum of the unpaid instalments, the reasons for classifying such transactions as non-performing cease to exist, i.e. they no longer have any amount more than three months past due, unless other subjective reasons remain for classifying them as non-performing. The refinancing of non-performing loans does not result in their reclassification to standard unless: there is certainty that the customer can make payment in accordance with the new schedule; the customer provides effective guarantees or collateral; the customer pays the current interest receivable; and the customer complies with the established cure period (see Note 54).

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

The Group considers recovery to be remote when there has been a substantial and irreversible deterioration of the borrower’s solvency, when commencement of the liquidation phase of insolvency proceedings has been ordered or when more than four years have elapsed since the borrower’s transaction was classified as non-performing due to arrears (the maximum period established by the Bank of Spain).

When the recovery of a financial asset is considered remote, it is charged-off, together with the related allowance, without prejudice to any actions that the consolidated entities may initiate to seek collection until their contractual rights are extinguished due to expiry of the statute-of-limitations period, forgiveness or any other cause.

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

The allowance for debt instruments not measured at fair value through profit or loss that are classified as non-performing is generally recognized in accordance with the criteria set forth below:

i.	Assets classified as non-performing due to counterparty arrears:

Debt instruments, whoever the obligor and whatever the guarantee or collateral, with amounts more than three months past due are assessed individually, taking into account the age of the past-due amounts, the guarantees or collateral provided and the financial situation of the counterparty and the guarantors.

ii.	Assets classified as non-performing for reasons other than counterparty arrears:

Debt instruments which are not classifiable as non-performing due to arrears but for which there are reasonable doubts as to their repayment under the contractual terms are assessed individually, and their allowance is the difference between the amount recognized in assets and the present value of the cash flows expected to be received.

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

Country risk is considered to be the risk associated with counterparties resident in a given country due to circumstances other than normal commercial risk (sovereign risk, transfer risk and risks arising from international financial activity). Based on the countries’ economic performance, political situation, regulatory and institutional framework, and payment capacity and record, the Group classifies all the transactions performed with third parties into six different groups, from group 1 (transactions with ultimate obligors resident in European Union countries, Norway, Switzerland, Iceland, the United States, Canada, Japan, Australia and New Zealand) to group 6 (transactions the recovery of which is considered remote due to circumstances attributable to the country), assigning to each group the credit loss allowance percentages resulting from the aforementioned analyses. However, due to the size of the Group and to the proactive management of its country risk exposure, the allowances recognized in this connection are not material with respect to the credit loss allowances recognized .

However, the coverage of the Group’s losses arising from credit risk must also meet the requirements of IFRSs and, therefore, the Group checks the allowances for credit losses calculated as described above with those obtained from internal models for the calculation of the coverage of losses arising from credit risk in order to confirm that there are no material differences.

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

The amount of an impairment loss incurred on these debt instruments is equal to the difference between their carrying amount and the present value of their estimated future cash flows. In estimating the future cash flows of debt instruments the following factors are taken into account:

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

For the purpose of calculating the incurred loss, PD is measured using a time horizon of one year; i.e. it quantifies the probability of the counterparty defaulting in the coming year due to an event that had already occurred at the assessment date. The definition of default used includes amounts past due by 90 days or more and cases in which there is no default but there are doubts as to the solvency of the counterparty (subjective non-performing assets).

•	Loss given default (LGD) is the loss arising in the event of default. It depends mainly on discounting of the guarantees associated with the transaction and the future flows that are expected to be recovered.

In addition to all of the above, the calculation of the incurred loss takes into account the adjustment to the cycle of the aforementioned factors (PD and LGD) and historical experience and other specific information that reflects current conditions.

At December 31, 2014, the estimated losses arising from credit risk calculated by the Group’s internal models did not differ materially from the allowances calculated on the basis of the Bank of Spain’s requirements.

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

If all or part of the impairment losses are subsequently reversed, the reversed amount is recognized , in the case of debt instruments, in the consolidated income statement for the year in which the reversal occurs (or in equity under Valuation adjustments - Available-for-sale financial assets in the case of equity instruments).

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

The Group has in place a corporate policy that ensures the professional competence and the independence and objectivity of the external appraisal agencies, in accordance with the regulations, which require appraisal agencies to meet independence, neutrality and credibility requirements, so that the use of their estimates does not reduce the reliability of its valuations. This policy establishes that all the appraisal companies and agencies with which the Group works in Spain should be registered in the Official Register of the Bank of Spain and that the appraisals performed by them should follow the methodology established in Ministry of Economy Order ECO/805/2003, of March 27. The main appraisal companies and agencies with which the Group worked in Spain in 2014 are as follows: Eurovaloraciones, S.A., Ibertasa, S.A., Tinsa Tasaciones Inmobiliarias, S.A.U., Tasaciones Hipotecarias Renta, S.A., Krata, S.A. and Compañía Hispania de Tasaciones y Valoraciones, S.A. Also, this policy establishes that the various subsidiaries abroad work with appraisal companies that have recent experience in the area and the type of asset under appraisal and meet the independence requirements established in the corporate policy. They should verify, inter alia, that the appraisal company is not a party related to the Group and that its billings to the Group in the last twelve months do not exceed 15% of the appraisal company’s total billings.

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

Subsequent to initial recognition, the Group measures its non-current assets at the lower of their fair value less costs to sell and their carrying amount. The Group measures foreclosed property assets located in Spain by taking into consideration the appraisal value on the date of foreclosure and the length of time each asset has been recognized in the balance sheet. Property assets under construction are measured taking into account the current situation of the property, not the final value. In addition, in order to check at the end of each reporting period that the measurement made using the aforementioned criteria does not differ from fair value, the Group requests an independent expert to perform an appraisal.

Impairment losses on an asset or disposal group arising from a reduction in its carrying amount to its fair value (less costs to sell) are recognized under Gains/(losses) on non-current assets held for sale not classified as discontinued operations in the consolidated income statement. The gains on a non-current asset held for sale resulting from subsequent increases in fair value (less costs to sell) increase its carrying amount and are recognized in the consolidated income statement up to an amount equal to the impairment losses previously recognized .

j)	Reinsurance assets and Liabilities under insurance contracts

Insurance contracts involve the transfer of a certain quantifiable risk in exchange for a periodic or one-off premium. The effects on the Group’s cash flows will arise from a deviation in the payments forecast and/or an insufficiency in the premium set.

The Group controls its insurance risk as follows:

•	By applying a strict methodology in the launch of products and in the assignment of value thereto.

•	By using deterministic and stochastic actuarial models for measuring commitments.

•	By using reinsurance as a risk mitigation technique as part of the credit quality guidelines in line with the Group’s general risk policy.

•	By establishing an operating framework for credit risks.

•	By actively managing asset and liability matching.

•	By applying security measures in processes.

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

Insurers’ results relating to their insurance business are recognized , according to their nature, under the related consolidated income statement items.

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

Goodwill is only recognized when it has been acquired for consideration and represents, therefore, a payment made by the acquirer in anticipation of future economic benefits from assets of the acquired entity that are not capable of being individually identified and separately recognized .

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

Provisions, which are quantified on the basis of the best information available on the consequences of the event giving rise to them and are reviewed and adjusted at the end of each year, are used to cater for the specific obligations for which they were originally recognized . Provisions are fully or partially reversed when such obligations cease to exist or are reduced.

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

p)	Court proceedings and/or claims in process

In addition to the disclosures made in Note 1, at the end of 2014 certain court proceedings and claims were in process against the consolidated entities arising from the ordinary course of their operations (see Note 25).

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

Changes in the value of instruments classified as own equity instruments are not recognized in the consolidated financial statements. Consideration received or paid in exchange for such instruments, including the coupons on preference shares contingently convertible into ordinary shares, is directly added to or deducted from equity.

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

The Group initially recognizes the financial guarantees provided on the liability side of the consolidated balance sheet at fair value, which is generally the present value of the fees, commissions and interest receivable from these contracts over the term thereof, and simultaneously the Group recognizes the amount of the fees, commissions and similar interest received at the inception of the transactions and a credit on the asset side of the consolidated balance sheet for the present value of the fees, commissions and interest outstanding.

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

Defined contribution plans

The contributions made in this connection in each year are recognized under Personnel expenses in the consolidated income statement. The amounts not yet contributed at each year-end are recognized , at their present value, under Provisions - Provision for pensions and similar obligations on the liability side of the consolidated balance sheet.

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

Post-employment benefits are recognized as follows:

•	Service cost is recognized in the consolidated income statement and includes the following items:

•	Current service cost, i.e. the increase in the present value of the obligations resulting from employee service in the current period, is recognized under Personnel expenses.

•	The past service cost, which arises from changes to existing post-employment benefits or from the introduction of new benefits and includes the cost of reductions, is recognized under Provisions (net).

•	Any gain or loss arising from plan settlements is recognized under Provisions (net).

•	Net interest on the net defined benefit liability (asset), i.e. the change during the period in the net defined benefit liability (asset) that arises from the passage of time, is recognized under Interest expense and similar charges (Interest and similar income if it constitutes income) in the consolidated income statement.

•	The remeasurement of the net defined benefit liability (asset) is recognized in equity under Valuation adjustments and includes:

•	Actuarial gains and losses generated in the year, arising from the differences between the previous actuarial assumptions and what has actually occurred and from the effects of changes in actuarial assumptions.

•	The return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset).

•	Any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability (asset).

w)	Other long-term employee benefits

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

The expense for Spanish income tax and other similar taxes applicable to the foreign consolidated entities is recognized in the consolidated income statement, except when it results from a transaction recognized directly in equity, in which case the tax effect is also recognized in equity.

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

The deferred tax assets and liabilities are reassessed at the reporting date in order to ascertain whether any adjustments need to be made on the basis of the findings of the analyses performed.

z)	Residual maturity periods and average interest rates

The analysis of the maturities of the balances of certain items in the consolidated balance sheet and the average interest rates at the end of the reporting periods is provided in Note 51.

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

Following is a summary of the main acquisitions and disposals of ownership interests in the share capital of other entities and other significant corporate transactions performed by the Group in the last three years:

i. Colombia

In December 2011 the Group entered into an agreement with the Chilean group Corpbanca to sell its shareholding in Banco Santander Colombia S.A. and its other business subsidiaries in this country (Santander Investment Valores Colombia S.A., Comisionista de Bolsa Comercial; Santander Investment Colombia S.A.; Santander Investment Trust Colombia S.A., Sociedad Fiduciaria and Agencia de Seguros Santander, Ltda.).

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

ii. Grupo Financiero Santander México, S.A.B. de C.V.

In August 2012 the Group announced its intention to file prospectuses with the Mexican National Banking and Securities Commission (CNBV) and the US Securities and Exchange Commission for the placement of shares of the subsidiary Grupo Financiero Santander México, S.A.B. de C.V. in the secondary market.

The public offering for 1,469,402,029 series B shares of Grupo Financiero Santander México, S.A.B. de C.V. was completed on September 26, 2012. The transaction was made up of a Mexican tranche, consisting of shares, and an international tranche, including the United States, consisting of American Depositary Shares (ADSs) representing five shares each.

The share placement was priced at MXN 31.25 (USD 2.437) per share.

Also, the underwriters involved in the offering were granted an option, exercisable before October 25, to purchase an additional 220,410,304 shares.

Once the global offering had been completed and the underwriters had exercised their options, the percentage sold was 24.9%, which gave rise to increases of EUR 1,092 million in Reserves, EUR 1,493 million in Non-controlling interests and EUR 263 million in Valuation adjustments—Exchange differences in 2012.

iii. Bank Zachodni WBK S.A.

In August 2012 Bank Zachodni WBK S.A. performed a capital increase amounting to PLN 332 million (EUR 81 million) which was not subscribed by the Group, giving rise to reductions of EUR 12 million in Reserves and EUR 5 million in Valuation adjustments, and to an increase of EUR 93 million in Non-controlling interests, considering the Group’s effective ownership interest in the entity. Following the aforementioned transaction, the Group held 94.23% of the entity’s share capital.

iv. Merger of Bank Zachodni WBK S.A. and Kredyt Bank S.A.

On February 28, 2012, the Group announced that Banco Santander, S.A. and KBC Bank NV (KBC) had entered into an investment agreement to merge their two subsidiaries in Poland, Bank Zachodni WBK S.A. and Kredyt Bank S.A., respectively, following which the Group would control approximately 76.5% of the entity resulting from the merger and KBC 16.4%, with the remaining 7.1% being owned by non-controlling interests. Also, the Group undertook to place a portion of its ownership interest among investors and to acquire up to 5% of the entity resulting from the merger in order to help KBC to reduce its holding in the merged entity to below 10%. KBC’s objective is to dispose of its entire investment in order to maximize its value.

It was agreed to carry out the transaction through a capital increase at Bank Zachodni WBK S.A., whose new shares would be offered to KBC and the other shareholders of Kredyt Bank S.A. in exchange for their shares in Kredyt Bank S.A. The related exchange ratio was established at 6.96 shares of Bank Zachodni S.A. for every 100 shares of Kredyt Bank S.A.

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

The detail of the fair values of the identifiable assets acquired and liabilities assumed at the business combination date, the cost of the investment and the goodwill is as follows:

Millions of euros
Cash and balances with central banks	351
Loans and receivables - Loans and advances to customers (*)	6,767
Available-for-sale assets	2,547
Other assets (**)	692

Total assets	10,357

Deposits from credit institutions	1,414
Customer deposits	7,620
Other liabilities	642

Total liabilities	9,676

Net asset value	681

Non-controlling interests	(169)

Cost of investment	838

Goodwill at January 2013 (***)	326

(*)	EUR 122 million of additional impairment losses were considered in estimating the fair value of the loans and receivables.
(**)	The estimate identified intangible assets amounting to EUR 51 million.
(***)	Belongs to the Bank Zachodni WBK S.A. cash-generating unit (see Note 17).

On March 22, 2013, Banco Santander, S.A. and KBC completed the placement of all the shares owned by KBC and 5.2% of the share capital of Bank Zachodni WBK S.A. held by the Group in the market for EUR 285 million, which gave rise to an increase of EUR 292 million in Non-controlling interests.

Following these transactions, the Group held 70% of the share capital of Bank Zachodni WBK S.A. and the remaining 30% was held by non-controlling interests.

v. Agreement to purchase Royal Bank of Scotland branch offices

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

vi. Merger by absorption of Banesto and Banco Banif

On December 17, 2012, Banco Santander, S.A. announced that it had resolved to approve the plan for the merger by absorption of Banco Español de Crédito, S.A. (Banesto) and Banco Banif, S.A. Unipersonal as part of the restructuring of the Spanish financial sector.

On January 9, 2013, the boards of directors of Banco Santander, S.A. and Banesto approved the common draft terms of merger. Also, on January 28, 2013, the boards of directors of Banco Santander, S.A. and Banco Banif, S.A. Unipersonal approved the related common draft terms of merger. The draft terms of merger were approved by the shareholders of Banco Santander, S.A. and Banesto at the annual general meetings held on March 22 and 21, respectively.

On April 29, 2013, pursuant to the common draft terms of merger and the resolutions of the annual general meetings of the two companies, Banco Santander, S.A. announced the regime and procedure for the exchange of shares of Banesto for shares of Banco Santander, S.A. Banco Santander, S.A. exchanged the Banesto shares for treasury shares at a ratio of 0.633 shares of Banco Santander, S.A., of EUR 0.5 par value each, for each share of Banesto, of EUR 0.79 par value each, without any additional cash payment. As a result of this exchange, Non-controlling interests fell by EUR 455 million.

On May 3, 2013, the public deed of the merger by absorption of Banesto, which was extinguished, was registered at the Cantabria Mercantile Registry. Also, on April 30 the public deed of the merger by absorption of Banco Banif, S.A. Unipersonal was executed, and this entity was extinguished. The public deed was registered at the Cantabria Mercantile Registry on May 7, 2013.

vii. Insurance business in Spain

On 20 December 2012, the Group announced that it had reached an agreement with Aegon to strengthen the bancassurance business in Spain. The agreement does not affect savings, health and vehicle insurance, which continue to be managed by Santander.

In June 2013, having obtained the relevant authorizations from the Directorate-General of Insurance and Pension Funds and from the European competition authorities, Aegon acquired a 51% ownership interest in the two insurance companies created by the Group for these purposes, one for life insurance and the other for general insurance (currently Aegon Santander Vida Seguros y Reaseguros, S.A. and Aegon Santander Generales Seguros y Reaseguros, S.A.), for which it paid EUR 220 million, thereby gaining joint control together with the Group over the aforementioned companies. The agreement also includes payments to Aegon that are deferred over two years and amounts receivable by the Group that are deferred over five years, based on the business plan.

The aforementioned agreement included the execution of a 25-year distribution agreement for the sale of insurance products through the commercial networks in Spain, for which the Group will receive commissions at market rates.

This transaction gave rise to the recognition of a gain of EUR 385 million under Gains/(losses) on disposal of assets not classified as non-current assets held for sale in the consolidated income statement for 2013 (EUR 270 million net of tax), of which EUR 186 million related to the fair value recognition of the 49% ownership interest retained by the Group.

viii. Agreement with Elavon Financial Services Limited

On October 19, 2012, Banco Santander, S.A. announced that it had entered into an agreement with Elavon Financial Services Limited to jointly develop the payment services business in Spain through point-of-sale credit and debit card terminals at merchants.

This transaction involved the creation of a joint venture, 51% owned by Elavon and 49% owned by Santander, to which Santander Group transferred its aforementioned payment services business in Spain (excluding the former Banesto).

The transaction was completed in the first half of 2013 and generated a gain of EUR 122 million (EUR 85 million net of tax).

ix. Agreement with Warburg Pincus and General Atlantic

On May 30, 2013, the Group announced that it had entered into an agreement with subsidiaries of Warburg Pincus and General Atlantic to foster the global development of its asset management unit, Santander Asset Management (SAM). According to the terms and conditions of the agreement, Warburg Pincus and General Atlantic would together own 50% of the holding company which would comprise the Group’s eleven management companies, mainly in Europe and Latin America, while the other 50% would be held by the Group.

The purpose of the alliance was to enable SAM to improve its ability to compete with the large independent international management companies, and the businesses to be strengthened included asset management in the global institutional market, with the additional advantage of having knowledge and experience in the markets in which the Group is present. The agreement also envisaged the distribution of products managed by SAM in the countries in which the Group has a commercial network for a period of ten years, renewable for five additional two-year periods, for which the Group would receive commissions at market rates, thus benefiting from broadening the range of products and services to offer its customers. SAM would also distribute its products and services internationally, outside the Group’s commercial network.

Since the aforementioned management companies belonged to different Group companies, prior to the completion of the transaction a corporate restructuring took place whereby each of the management companies was sold by its shareholders, for its fair value, to SAM Investment Holdings Limited (SAM), a holding company created by the Group. The aggregate value of the management companies was approximately EUR 1,700 million.

Subsequently, in December 2013, once the required authorizations had been obtained from the various regulators, the agreement was executed through the acquisition of a 50% ownership interest in SAM’s share capital by Sherbrooke Acquisition Corp SPC (an investee of Warburg Pincus and General Atlantic) for EUR 449 million. At that date, SAM had financing from third parties amounting to EUR 845 million. The agreement included deferred contingent amounts payable and receivable for the Group based on the achievement of the business plan targets over the coming five years.

Also, the Group entered into a shareholders agreement with the aforementioned shareholders regulating, inter alia, the taking of strategic, financial, operational and other significant decisions regarding the ordinary management of SAM on a joint basis. Certain restrictions on the transferability of the shares were also agreed, and a commitment was made by the two parties to retain the shares for at least 18 months. Lastly, Sherbrooke Acquisition Corp SPC will be entitled to sell to the Group its ownership interest in the share capital of SAM at market value on the fifth and seventh anniversaries of the transaction, unless a public offering of SAM shares has taken place prior to those dates.

Following these transactions, at the end of 2013 and 2014 the Group held a 50% ownership interest in SAM and controlled this company jointly with the aforementioned shareholders (see Note 13).

As a result of the above-mentioned transaction, the Group recognized a gain of EUR 1,372 million under Gains/(losses) on disposal of assets not classified as non-current assets held for sale in the consolidated income statement for 2013 (see Note 49), of which EUR 671 million related to the fair value of the 50% ownership interest retained by the Group.

x. Sale of Altamira Asset Management

On November 21, 2013, the Group announced that it had reached a preliminary agreement with Apollo European Principal Finance Fund II, a fund managed by subsidiaries of Apollo Global Management, LLC, for the sale of the platform for managing the loan recovery activities of Banco Santander, S.A. in Spain and for managing and marketing the properties relating to this activity (Altamira Asset Management, S.L.).

On January 3, 2014, the Group announced that it had sold 85% of the share capital of Altamira Asset Management, S.L. to Altamira Asset Management Holdings, S.L., an investee of Apollo European Principal Finance Fund II, for EUR 664 million, giving rise to a net gain of EUR 385 million, which was recognized at its gross amount under Gains/(losses) on disposal of assets not classified as non-current assets held for sale in the consolidated income statement for 2014.

Following this transaction, the Group retained the aforementioned property assets and loan portfolio on its balance sheet, while management of these assets is carried out from the platform owned by Apollo.

xi. Santander Consumer USA

In January 2014 the public offering of shares of Santander Consumer USA Inc. (SCUSA) was completed and the company was admitted to trading on the New York Stock Exchange. The placement represented 21.6% of SCUSA’s share capital, of which 4.23% related to the holding sold by the Group. Following this sale, the Group held 60.74% of the share capital of SCUSA (December 31, 2014: 60.46%). Both Sponsor Auto Finance Holdings Series LP (Sponsor Holdings) -an investee of funds controlled by Warburg Pincus LLC, Kohlberg Kravis Roberts & Co. L.P. and Centerbridge Partners L.P.- and DDFS LLC (DDFS) -a company controlled by Thomas G. Dundon, the Chief Executive Officer of SCUSA- also reduced their holdings.

Following the placement, since the ownership interests of the aforementioned shareholders were reduced to below certain percentages established in the shareholders agreement previously entered into with the Group by the shareholders, the agreement was terminated, pursuant to the terms and conditions established therein. This entailed the termination of the agreements which, inter alia, had granted Sponsor Holdings and DDFS representation on the board of directors of SCUSA and had established a voting system under which the strategic, financial and operating decisions, and other significant decisions associated with the ordinary management of SCUSA, were subject to joint approval by the Group and the aforementioned shareholders. Therefore, SCUSA ceased to be controlled jointly by all the above and is now controlled by the Group on the basis of the percentage held in its share capital (“change of control”).

Prior to the aforementioned change of control, the Group accounted for its ownership interest in SCUSA using the equity method. Following the obtainment of control, the Group now recognizes its investment in SCUSA using the full consolidation method and, at the date of obtainment of control, it included each of SCUSA’s assets and liabilities in its consolidated balance sheet at their fair value.

The Group did not make any disbursement in relation to this change of control and, therefore, goodwill was determined by reference to the fair value of SCUSA implicit in the public offering. The detail of the fair values of the identifiable assets acquired and liabilities assumed at the business combination date is as follows:

Millions of euros

Cash and balances with central banks	1,185
Financial assets held for trading	22
Loans and receivables - Loans and advances to customers (*)	16,113
Tangible assets	1,636
Intangible assets (**)	503
Other assets	1,172

Total assets	20,631

Deposits from credit institutions	6,191
Marketable debt securities and other financial liabilities (***)	11,256
Provisions	11
Other liabilities	935

Total liabilities	18,393

Net asset value	2,238

Non-controlling interests	(879)

Fair value of employee share option plans	(94)

Fair value of previously held investment	3,747

Goodwill	2,482

(*)	The estimate of fair value included gains of EUR 18 million.
(**)	The valuation work identified the following intangible assets additional to those already existing:

•	Relationships with dealer networks amounting to EUR 429 million with an average amortization period of approximately 17 years.

•	Trademarks amounting to EUR 37 million.

(***)	In the estimate of fair value, the value of marketable debt securities increased by EUR 117 million.

In order to determine the fair value of loans and receivables, the loans and receivables were segregated into portfolios of loans with similar features and for each portfolio the present value of the cash flows expected to be received was calculated on the basis of the estimated future losses and prepayment rates.

The goodwill is attributable to the capability and experience of SCUSA’s employees and management team.

As a result of the aforementioned transaction, the Group recognized a gain net of tax of EUR 730 million at its gross amount under Gains/(losses) on disposal of assets not classified as non-current assets held for sale in the consolidated income statement for 2014 (see Notes 27 and 49), of which EUR 688 million relate to the recognition at fair value of the ownership interest held by the Group.

Had the business combination taken place on January 1, 2014, the results contributed to the Group by SCUSA would not have varied significantly from those recognized in the consolidated income statement for 2014.

xii. Agreement with El Corte Inglés

On October 7, 2013, the Group announced that it had entered into a strategic agreement through its subsidiary Santander Consumer Finance, S.A. with El Corte Inglés, S.A. in the area of consumer finance, which included the acquisition of 51% of the share capital of Financiera El Corte Inglés E.F.C., S.A., with El Corte Inglés, S.A. retaining the remaining 49%. On February 27, 2014, following the obtainment of the relevant regulatory and competition authorizations, the acquisition was completed. Santander Consumer Finance, S.A. paid EUR 140 million for 51% of the share capital of Financiera El Corte Inglés E.F.C., S.A.

The detail of the provisional fair values of the identifiable assets acquired and liabilities assumed at the business combination date is as follows:

Millions of euros
Loans and advances to credit institutions	29
Loans and receivables - Loans and advances to customers	1,291
Intangible assets	2
Other assets	22

Total assets	1,344

Deposits from credit institutions	173
Customer deposits	81
Marketable debt securities	585
Provisions	3
Other liabilities	290

Total liabilities	1,132

Net asset value	212

Non-controlling interests	(104)

Consideration paid	140

Goodwill	32

The foregoing values are based on the information available at that date and they may be adjusted in the next month, as provided for in IFRS 3.

In 2014 Financiera El Corte Inglés E.F.C., S.A. contributed EUR 26 million to the Group’s profit. Had the business combination taken place on January 1, 2014, the profit contributed would not have varied significantly.

xiii. Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H., S.A.

On April 7, 2014, Banco Santander (Brasil) S.A. announced that it had reached an agreement to purchase through an investee all the shares of Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. (“Getnet”). The transaction was completed on July 31, 2014 and the price was set at BRL 1,156 million (approximately EUR 383 million), giving rise to goodwill of EUR 229 million, which was included in the Banco Santander (Brazil) cash-generating unit (see Note 17).

Among the agreements reached, the Group has granted a put option to the non-controlling shareholders of Santander Getnet Serviços para Meios de Pagamento S.A. on all the shares held by them (11.5% of the share capital of this company). The Group recognized the corresponding liability amounting to EUR 308 million with a charge to equity.

In 2014 Getnet Tecnologia em Captura e Processamento de Transações H.U.A.H. S.A. contributed EUR 11 million to the Group’s profit. Had the business combination taken place on January 1, 2014, the profit contributed to the Group in 2014 would have been approximately EUR 21 million.

xiv. Banco Santander (Brasil) S.A.

In January and March 2012 the Group transferred shares representing 4.41% and 0.77% of Banco Santander (Brasil) S.A. to two leading international financial institutions that undertook to deliver these shares to the holders of the bonds convertible into shares of Banco Santander (Brasil) S.A. issued by Banco Santander, S.A. in October 2010 upon the maturity of the bonds. This transaction did not give rise to any change in the Group’s equity.

The delivery of the aforementioned shares took place on November 7, 2013.

Acquisition of non-controlling interests in Banco Santander (Brasil) S.A.

On April 28, 2014, the Bank’s board of directors approved a bid for the acquisition of all the shares of Banco Santander (Brasil) S.A. not then owned by the Group, which represented approximately 25% of the share capital of Banco Santander (Brasil) S.A., offering in consideration Bank shares in the form of Brazilian Depositary Receipts (BDRs) or American Depositary Receipts (ADRs). As part of the bid, the Bank requested that its shares be listed on the São Paulo Stock Exchange in the form of BDRs.

The offer was voluntary, in that the non-controlling shareholders of Banco Santander (Brasil) S.A. were not obliged to participate, and it was not conditional upon a minimum acceptance level. The consideration offered, following the adjustment made as a result of the application of the Santander Dividendo Elección scrip dividend scheme in October 2014, consisted of 0.7152 new Banco Santander shares for each unit or ADR of Banco Santander (Brasil) S.A. and 0.3576 new Banco Santander shares for each ordinary or preference share of Banco Santander (Brasil) S.A.

The bid was accepted by holders of 13.65% of the share capital of Banco Santander (Brasil) S.A. Accordingly, the Group’s ownership interest in Banco Santander (Brasil) S.A. rose to 88.30% of its share capital. To cater for the exchange, the Bank, executing the agreement adopted by the extraordinary general meeting held on September 15, 2014, issued 370,937,066 shares, representing approximately 3.09% of the Bank’s share capital at the issue date. The aforementioned transaction gave rise to an increase of EUR 185 million in Share capital, EUR 2,372 million in Share premium and EUR 15 million in Reserves, and a reduction of EUR 2,572 million in Non-controlling interests.

The shares of Banco Santander (Brasil) S.A. continue to be listed on the São Paulo and New York stock exchanges.

xv. Agreement with CNP

On July 10, 2014, the Bank announced that it had reached an agreement for the French insurance company CNP to acquire a 51% stake in the three insurance companies based in Ireland (Santander Insurance Life Limited, Santander Insurance Europe Limited and Santander Insurance Services Ireland Limited) that distribute life and non-life products through the Santander Consumer Finance network.

In December 2014, after the regulatory authorizations had been obtained, CNP paid EUR 297 million to acquire 51% of the share capital of the three aforementioned insurance companies and, therefore, control thereof. The agreement also includes deferred payments to CNP in 2017 and 2020, and deferred amounts receivable by the Group in 2017, 2020 and 2023, based on the business plan.

The aforementioned agreement included the execution of a 20-year retail agreement, renewable for five-year periods, for the sale of life and non-life insurance products through the Santander Consumer Finance network, for which the Group will receive commissions at market rates.

This transaction gave rise to the recognition of a gain of EUR 413 million under Gains/(losses) on disposal of assets not classified as non-current assets held for sale (see Note 49), of which EUR 207 million related to the fair value recognition of the 49% ownership interest retained by the Group.

xvi. Metrovacesa, S.A.

On December 19, 2012, the creditor entities that had participated in a debt restructuring agreement for the Sanahuja Group, under which they received shares of Metrovacesa, S.A. as dation in payment for that group’s debt, announced that they had reached an agreement to promote the delisting of the shares of Metrovacesa, S.A. and they voted in favor of this at the general meeting held for this purpose on January 29, 2013. Following the approval of the delisting and the public takeover offer at the Metrovacesa, S.A. general meeting, the entities made a delisting public takeover offer of EUR 2.28 per share to the Metrovacesa, S.A. shareholders that had not entered into the agreement. The Group participated in the delisting public takeover offer by acquiring an additional 1.953% of Metrovacesa, S.A. for EUR 44 million.

Following this transaction, at December 31, 2013, the Group held an ownership interest of 36.82% in the share capital of Metrovacesa, S.A.

On December 23, 2014, the Group acquired 19.07% of Metrovacesa, S.A. from Bankia, S.A. for EUR 98.9 million, as a result of which its stake increased to 55.89%, thus obtaining control over this company.

The detail of the provisional fair values of the identifiable assets acquired and liabilities assumed at the business combination date is as follows:

Millions of euros
Loans and receivables	256
Tangible assets (*)	3,522
Deferred tax assets	364
Other assets (**)	1,181

Total assets	5,323

Deposits from credit institutions	3,359
Deferred tax liabilities	382
Other liabilities	226

Total liabilities	3,967

Net asset value	1,356

Non-controlling interests	(598)

Consideration paid plus fair value of the previously held investment	598

Gain on the acquisition	160

Effect of the fair value recognition of the previously held investment on profit or loss	(143)

Net effect recognized in profit or loss	17

(*)	Relating mainly to leased assets recognized at fair value by the acquiree and recognized under Tangible assets - Investment property.
(**)	Including mainly Inventories. The estimate of fair value includes gains of EUR 268 million.

The foregoing values are based on the information available at that date and they may be adjusted in the next eleven months, as provided for in IFRS 3.

The fair value of the investment held was calculated using the fair value of the net assets and liabilities at the acquisition-date fair value.

The measurement at fair value of the investment held prior to the acquisition of control had an adverse effect of EUR 143 million on profit or loss. Consequently, the aforementioned transaction gave rise to the recognition of a gain of EUR 17 million in the consolidated income statement.

The results contributed by Metrovacesa, S.A. until December 23, 2014, the date of the business combination, are broken down in Note 41.

xvii. Agreement with GE Capital

On June 23, 2014, the Group announced that Santander Consumer Finance, S.A., the Group’s consumer finance unit, had reached an agreement with GE Money Nordic Holding AB to acquire GE Capital’s business in Sweden, Denmark and Norway for approximately EUR 693 million (SEK 6,408 million). On November 6, 2014, following the obtainment of the relevant authorizations, the acquisition was completed.

The detail of the provisional fair values of the identifiable assets acquired and liabilities assumed at the business combination date is as follows:

Millions of euros
Cash and balances with central banks	28
Loans and advances to credit institutions	179
Loans and receivables - Loans and advances to customers (*)	2,099
Other assets	62

Total assets	2,368

Deposits from credit institutions	1,159
Customer deposits	769
Subordinated liabilities	81
Other liabilities	74

Total liabilities	2,083

Net asset value	285

Consideration paid	693

Goodwill	408

(*)	In estimating their fair value, the value of the loans was reduced by EUR 75 million.

The foregoing values are based on the information available at that date and they may be adjusted in the next ten months, as provided for in IFRS 3.

In 2014 this business contributed EUR 8 million to the Group’s profit. Had the business combination taken place on January 1, 2014, the profit contributed to the Group in 2014 would have been approximately EUR 94 million.

xviii. Agreement with Banque PSA Finance

The Group, through its subsidiary Santander Consumer Finance, S.A., and Banque PSA Finance, the vehicle financing unit of the PSA Peugeot Citroën Group, entered into an agreement for the operation of the vehicle financing business in twelve European countries. Pursuant to the terms of the agreement, the Group will finance this business, under certain circumstances and conditions, from the date on which the transaction is completed, which is expected to occur in 2015 or at the beginning of 2016. In addition, in certain countries, the Group will purchase a portion of the current lending portfolio of Banque PSA Finance. A cooperation agreement for the insurance business in all these countries is also included. The transaction is subject to approval by the relevant regulatory and competition authorities.

In January 2015 the relevant regulatory authorizations were obtained for the commencement of activities in France and the United Kingdom.

xix. Custody business

On June 19, 2014, the Group announced that it had reached an agreement with FINESP Holdings II B.V., a subsidiary of Warburg Pincus, to sell a 50% stake in Santander’s custody business in Spain, Mexico and Brazil, with this business valued at EUR 975 million. The remaining 50% will be retained by the Group. The sale is subject to the obtainment of the relevant regulatory authorizations which, in accordance with the agreement, should be obtained in the first half of 2015.

xx. Carfinco Financial Group

On September 16, 2014, the Bank announced that it had reached an agreement to purchase the listed Canadian company Carfinco Financial Group Inc. (“Carfinco”), a company specializing in vehicle financing, for CAD 298 million (approximately EUR 210 million -at the date of the announcement). The board of directors of Carfinco and its shareholders approved the transaction, that was completed on March 6, 2015.

c) Off-shore entities

At the reporting date, under current Spanish legislation, the Group had eleven subsidiaries resident in off-shore territories, although these territories are not considered to be tax havens as defined by the OECD. Two of these subsidiaries are currently in liquidation and, over the next few years, five more subsidiaries are expected to be liquidated (two issuers and three substantially inactive or inactive companies).

Following these planned disposals, the Group would have a total of four off-shore subsidiaries, with 126 employees, mainly in Jersey and the Isle of Man:

•	Abbey National International Limited in Jersey, which engages mainly in remote banking for British customers, who are offered traditional savings products.

•	Serfin International Bank and Trust, Limited (Cayman Islands), an inactive bank.

•	Whitewick Limited (Jersey), an inactive company.

•	ALIL Services Limited (Isle of Man), currently providing substantially reduced services.

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

The four subsidiaries referred to above contributed a profit of approximately EUR 14 million to the Group’s consolidated profit in 2014.

Also, the Group has five branches: three in the Cayman Islands, one in the Isle of Man and one in Jersey. These branches report to, and consolidate their balance sheets and income statements with, their respective foreign parents.

Spain will foreseeably enter into information exchange agreements with the Cayman Islands, the Isle of Man, Jersey and Guernsey and, accordingly, these territories would cease to be tax havens under Spanish law and, consequently, the Group would no longer have any entities in off-shore territories. In addition, these jurisdictions have successfully passed the evaluations conducted by the Global Forum on Transparency and Exchange of Information for Tax Purposes, and are not considered to be tax havens by the OECD.

Also, from Brazil the Group controls a securitization company called Brazil Foreign Diversified Payment Rights Finance Company (in liquidation) and it manages a segregated portfolio company called Santander Brazil Global Investment Fund SPC in the Cayman Islands, and from the UK it manages a protected cell company in Guernsey called Guaranteed Investment Product 1 PCC Ltd. Additionally, the Group has, directly or indirectly, various financial investments located in tax havens including, inter alia, Asia Bridge Fund I LLC in Mauritius, Olivant Limited in Guernsey and JC Flowers in the Cayman Islands.

The Group also has five subsidiaries domiciled in off-shore territories that are not considered to be off-shore entities since they are resident for tax purposes in, and operate exclusively from, the UK (one of these subsidiaries is expected to be liquidated in 2015).

The Group has established appropriate procedures and controls (risk management, supervision, verification and review plans and periodic reports) to prevent reputational and legal risk arising at these entities. Also, the Group has continued to implement its policy to reduce the number of off-shore units.

4.	Distribution of the Bank’s profit, Shareholder remuneration scheme and Earnings per share

a)	Distribution of the Bank’s profit and Shareholder remuneration scheme

The distribution of the Bank’s net profit for 2014 that the board of directors will propose for approval by the shareholders at the annual general meeting is as follows:

Millions of euros

Acquisition, with a waiver of exercise, of bonus share rights from the shareholders which, under the Santander Dividendo Elección scrip dividend scheme, opted to receive in cash remuneration equivalent to the first, second and third interim dividend -EUR 799 million- and from the shareholders which are expected to opt to receive in cash remuneration equivalent to the final dividend (EUR 337 million):	1,136
Of which:
Distributed at December 31, 2014 (*)	471
Third interim dividend Fourth interim dividend (**)	328 337

To voluntary reserves	299

Net profit for the year	1,435

(*)	Recognized under Shareholders’ equity - Dividends and remuneration.
(**)	Assuming a percentage of cash requests of 16%. If the amount used to acquire rights from shareholders opting to receive in cash the remuneration equivalent to the final dividend were less than the figure indicated, the difference would be automatically allocated to increase voluntary reserves. Otherwise, the difference would be deducted from the amount allocated to increase voluntary reserves.

In addition to the EUR 1,136 million indicated above, EUR 4,817 million in shares were allocated to the remuneration of shareholders under the shareholder remuneration scheme (Santander Dividendo Elección) approved by the shareholders at the annual general meeting held on March 28, 2014, whereby the Bank offered shareholders the possibility to opt to receive an amount equivalent to the first, second and third interim dividends out of 2014 profit in cash or new shares.

Similarly, within the framework of the shareholder remuneration scheme (Santander Dividendo Elección) the implementation of which will be submitted for approval by the annual general meeting, the Bank will offer shareholders the possibility of opting to receive an amount equivalent to the final dividend for 2014 in cash or new shares. The Bank’s directors consider that 84% of shareholders will request remuneration in shares and, therefore, it is anticipated that the shareholders will be paid approximately EUR 1,772 million in shares.

The board of directors will propose to the shareholders at the annual general meeting that remuneration of approximately EUR 0.60 per share be paid for 2014.

b)	Earnings per share from continuing and discontinued operations

i.	Basic earnings per share

Basic earnings per share are calculated by dividing the net profit attributable to the Group adjusted by the after-tax amount of the remuneration of contingently convertible preference shares recognized in equity (see Note 23) by the weighted average number of ordinary shares outstanding during the year, excluding the average number of treasury shares held in the year.

Accordingly:

	12/31/14	12/31/13	12/31/12
Profit attributable to the Group (millions of euros)	5,816	4,175	2,283
Remuneration of contingently convertible preference shares (millions of euros)	(131)	—	—

	5,685	4,175	2,283
Of which:
Profit (Loss) from discontinued operations (net of non-controlling interests) (millions of euros)	(26)	(15)	70
Profit from continuing operations (net of non-controlling interests) (millions of euros)	5,711	4,190	2,213
Weighted average number of shares outstanding	11,858,689,721	10,836,110,583	9,451,734,994
Assumed conversion of convertible debt	—	—	314,953,901

Adjusted number of shares	11,858,689,721	10,836,110,583	9,766,688,895

Basic earnings per share (euros)	0.48	0.39	0.23

Basic earnings per share from discontinued operations (euros)	(0.00)	(0.00)	0.01

Basic earnings per share from continuing operations (euros)	0.48	0.39	0.22

ii.	Diluted earnings per share

Diluted earnings per share are calculated by dividing the net profit attributable to the Group adjusted by the after-tax amount of the remuneration of contingently convertible preference shares recognized in equity (see Note 23) by the weighted average number of ordinary shares outstanding during the year, excluding the average number of treasury shares and adjusted for all the dilutive effects inherent to potential ordinary shares (share options, and convertible debt instruments).

Accordingly, diluted earnings per share were determined as follows:

	12/31/14	12/31/13	12/31/12
Profit attributable to the Group (millions of euros)	5,816	4,175	2,283
Remuneration of contingently convertible preference shares (millions of euros)	(131)	—	—
Dilutive effect of changes in profit for the year arising from potential conversion of ordinary shares	—	—	—

	5,685	4,175	2,283
Of which:
Profit (Loss) from discontinued operations (net of non-controlling interests) (millions of euros)	(26)	(15)	70
Profit from continuing operations (net of non-controlling interests) (millions of euros)	5,711	4,190	2,213
Weighted average number of shares outstanding	11,858,689,721	10,836,110,583	9,451,734,994
Assumed conversion of convertible debt	—	—	314,953,901
Dilutive effect of options/rights on shares	29,829,103	51,722,251	66,057,677

Adjusted number of shares	11,888,518,824	10,887,832,834	9,832,746,572

Diluted earnings per share (euros)	0.48	0.38	0.23

Diluted earnings per share from discontinued operations (euros)	(0.00)	(0.00)	0.01

Diluted earnings per share from continuing operations (euros)	0.48	0.38	0.22

5.	Remuneration and other benefits paid to the Bank’s directors and senior managers

a)	Remuneration of directors

i.	Bylaw-stipulated emoluments

The annual general meeting held on March 22, 2013 approved an amendment to the Bylaws, whereby the remuneration of directors in their capacity as board members became an annual fixed amount determined by the annual general meeting. This amount shall remain in effect unless the shareholders resolve to change it at a general meeting. However, the board of directors may elect to reduce the amount in any years in which it deems such action justified. The remuneration established for 2014 by the annual general meeting, as for 2013, was EUR 6 million, with two components: (a) an annual emolument and (b) attendance fees.

The specific amount payable for the above-mentioned items to each of the directors is determined by the board of directors. For such purpose, it takes into consideration the positions held by each director on the board, their attendance of board meetings, their membership of the various committees, their attendance of committee meetings and any other objective circumstances considered by the board.

The total bylaw-stipulated emoluments earned by the directors in 2014 amounted to EUR 4.4 million (2013: EUR 4.3 million).

Annual emolument

The amounts received individually by the directors in 2014 and 2013 based on the positions held by them on the board and their membership of the board committees were as follows:

	Euros
	2014	2013
Members of the board of directors	84,954	84,954
Members of the executive committee	170,383	170,383
Members of the audit committee	39,551	39,551
Members of the appointments committee (1)	23,730	23,730
Members of the remuneration committee (1)	23,730	23,730
Members of the risk supervision, regulation and compliance committee (2)	20,697	—
Chairman of the risk supervision, regulation and compliance committee (2)	26,164	—
Non-executive deputy chairmen (3)	28,477	28,477

(1)	In 2014 the former appointments and remuneration committee was divided into two, namely the appointments committee and the remuneration committee. The amount indicated relates to the entire year, the corresponding proportional part for each case having been paid.
(2)	Held its first meeting on July 23, 2014.
(3)	In 2013 the total amount of EUR 28,477 was paid to Mr Guillermo de la Dehesa and Mr Manuel Soto Serrano in proportion to the time during which each held office in the year.

Attendance fees

The directors receive fees for attending board and committee meetings, excluding executive committee meetings, since no attendance fees are received for this committee.

By resolution of the board of directors, at the proposal of the remuneration committee, the fees for attending board and committee meetings -excluding executive committee meetings, for which no attendance fees have been established- have remained unchanged since 2008.

Board meeting attendance fees	Euros
2008-2014
Board of directors
Resident directors	2,540
Non-resident directors	2,057
Executive risk committee, audit committee and risk supervision, regulation and compliance committee
Resident directors	1,650
Non-resident directors	1,335
Other committees (except the executive committee)
Resident directors	1,270
Non-resident directors	1,028

ii.	Salaries

Fixed remuneration

The executive directors’ gross annual salary for 2014 and 2013 was as follows:

	Thousands of euros
	2014	2013
Ms Ana Botín-Sanz de Sautuola y O’Shea (1)
Chief executive officer of Santander UK	1,392	2,005
Chair	833	—
Mr Matías Rodríguez Inciarte	1,710	1,710
Mr Juan Rodríguez Inciarte	1,200	987
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos (2)	930	1,344
Mr Javier Marín Romano (3)
Executive vice president	—	267
Chief executive officer	2,000	1,333
Mr Alfredo Sáenz Abad (4)	—	—

Total	8,065	7,646

(1)	As indicated in the annual remuneration report for 2013, which was approved, on a consultation basis, by the Bank’s annual general meeting on March 28, 2014, the gross annual salary that corresponded to her in 2014 for her duties as chief executive officer of Santander UK amounted to GBP 1,702 thousand (EUR 2,005 thousand, considering the average exchange rate for 2013). Following her designation as chair of Banco Santander on September 10, 2014, this amount was revised to reflect her new responsibilities and was established at EUR 2.5 million.

The amounts in euros in the above table for 2014 include the portion relating to her duties as chief executive officer of Santander UK and the portion relating to her duties as chair of the Group.

(2)	Ceased to be a member of the board due to his death on September 9, 2014.
(3)	The amount actually received in 2013 was EUR 1,600 thousand, which is the sum of his remuneration as executive vice president of the Bank for the first four months of the year (EUR 267 thousand) and his remuneration as chief executive officer for the remaining eight (EUR 1,333 thousand). Ceased to be a member of the board on January 12, 2015.
(4)	Retired from the board on April 29, 2013. The gross salary received until that date is shown, together with his other remuneration, in section iii) below.

Variable remuneration

In 2013 the variable remuneration was instrumented through a deferred conditional variable remuneration plan (bonus) payable partly in cash and partly in shares and deferred over a three-year period. In 2014 the board, at the proposal of the appointments and remuneration committee, included in this variable remuneration a multiannual component consisting of a new long-term incentive (performance share plan, “ILP” – see Note 47 for terms and conditions) based on the performance of certain variables of the Bank over the above period.

Bonus

The maximum variable remuneration (bonus) of the executive directors for 2014 and 2013 approved by the board at the proposal of the appointments and remuneration committee (in 2014, the remuneration committee) was as follows:

	Thousands of euros
	2014	2013
Ms Ana Botín-Sanz de Sautuola y O’Shea (1)
Chief executive officer of Santander UK	2,212	2,212
Chair	1,550	—
Mr Matías Rodríguez Inciarte	2,868	2,308
Mr Juan Rodríguez Inciarte	2,223	1,480
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	—	1,412
Mr Javier Marín Romano (2)
Executive vice president	—	500
Chief executive officer	3,966	2,000
Mr Alfredo Sáenz Abad	—	—

Total	12,819	9,912

(1)	The amounts in euros in the above table for 2014 include the portion relating to her duties as chief executive officer of Santander UK and the portion relating to her duties as chair of the Group.
(2)	The amounts in euros in the above table for 2013 include the portion relating to his duties as executive vice president for the first four months of the year and the portion relating to his duties as chief executive officer of the Bank for the remaining eight months.

The third and fourth cycles of the deferred conditional variable remuneration plan (bonus) were approved in 2013 and 2014 under the same payment terms as the first cycle of the plan (see Note 5.e), whereby payment of a portion of the variable remuneration for these years is deferred over three years for it to be paid, where appropriate, in three equal portions, 50% in cash and 50% in Santander shares, provided that the conditions for entitlement to the remuneration are met. Similarly, the portion of the variable remuneration that is not deferred (immediate payment) is paid 50% in cash and 50% in shares.

The amounts shown in the foregoing table reflect the maximum total variable remuneration allocated to the executive directors for each year. These amounts include both the cash-based and share-based variable remuneration (according to the plans agreed in each year) and both the remuneration payable immediately and that which, as the case may be, is payable following a deferral period.

The following table shows the form of payment of the aforementioned variable remuneration for 2014 and 2013:

	Thousands of euros
	2014				2013
	Immediate payment in cash (20%)	Immediate payment in shares (20%)	Deferred payment in cash (30%) (1)	Deferred payment in shares (30%) (1)	Immediate payment in cash (20%)	Immediate payment in shares (20%)	Deferred payment in cash (30%) (2)	Deferred payment in shares (30%) (2)

Ms Ana Botín-Sanz de Sautuola y O’Shea (3)	752	752	1,129	1,129	442	442	664	664
Mr Matías Rodríguez Inciarte	574	574	860	860	462	462	692	692
Mr Juan Rodríguez Inciarte	445	445	667	667	296	296	444	444
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	—	—	—	—	282	282	424	424
Mr Javier Marín Romano	793	793	1,190	1,190	500	500	750	750
Mr Alfredo Sáenz Abad	—	—	—	—	—	—	—	—

Total	2,564	2,564	3,846	3,846	1,982	1,982	2,974	2,974

(1)	In 3 years: 2016, 2017 and 2018 subject to continued service, with the exceptions provided for, and the non-applicability of “malus” clauses.
(2)	In 3 years: 2015, 2016 and 2017 subject to continued service, with the exceptions provided for, and the non-applicability of “malus” clauses.
(3)	In 2013, euro equivalent value of the original amount in pounds sterling.

The amounts of immediate and deferred payments in shares shown in the table above correspond to the following numbers of shares:

	Number of shares
	2014			2013
	Immediate payment	Deferred payment (1)	Total	Immediate payment	Deferred payment (2)	Total

Ms Ana Botín-Sanz de Sautuola y O’Shea	121,629	182,444	304,073	66,241	99,362	165,603
Mr Matías Rodríguez Inciarte	92,726	139,088	231,814	69,092	103,639	172,731
Mr Juan Rodríguez Inciarte	71,872	107,808	179,680	44,299	66,448	110,747
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	—	—	—	42,287	63,431	105,718
Mr Javier Marín Romano	128,225	192,338	320,563	74,850	112,275	187,125
Mr Alfredo Sáenz Abad	—	—	—	—	—	—

Total	414,452	621,678	1,036,130	296,769	445,155	741,924

(1)	In 3 years: 2016, 2017 and 2018 subject to continued service, with the exceptions provided for, and the non-applicability of “malus” clauses.
(2)	In 3 years: 2015, 2016 and 2017 subject to continued service, with the exceptions provided for, and the non-applicability of “malus” clauses.

ILP 2014

The ILP for the executive directors was set by the board, at the proposal of the remuneration committee, at an amount equal to 15% of the bonus.

The ILP thus established for each beneficiary is called the “Agreed ILP Amount”, and its accrual and its amount are linked to the degree of achievement of the multiannual targets established in the plan (see Note 47). The Agreed ILP Amount determines, for each executive director, the maximum number of shares that the director may, if appropriate, receive; this number was calculated taking into account the market price of the Santander share in the 15 trading sessions prior to January 16, 2015, which was EUR 6.186 per share.

Following is a detail of the maximum number of shares corresponding to each executive director and the estimated fair value of this variable remuneration:

	2014
	Fair value (thousands of euros) (1)	Maximum number of shares

Ms Ana Botín-Sanz de Sautuola y O’Shea (1)	140	62,395
Mr Matías Rodríguez Inciarte	170	75,655
Mr Juan Rodríguez Inciarte	120	53,346
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	—	—
Mr Javier Marín Romano	147	65,470

Total	577	256,866

(1)	Estimated fair value at the plan award date, taking into account various possible scenarios regarding Banco Santander’s TSR performance in relation to that of the benchmark group entities in the measurement periods.

The accrual of the ILP and its amount are conditional on the performance of Banco Santander’s TSR in relation to that of the entities in the benchmark group over a multiannual period. Thus, in 2016, 2017 and 2018, the amount, if any, to be received by each executive director under the ILP (the annual amount of the ILP) will be determined by applying to one third of the agreed amount of the ILP the percentage resulting from the performance of the TSR according to the table approved in the plan (see Note 47).

iii.	Detail by director

The detail, by Bank director, for 2014 and 2013 is provided below. The salaries of the executive directors shown in the table below correspond to the gross annual salary received and to the maximum amount of the bonus approved by the board as period remuneration, irrespective of the year of payment and of the amount which may ultimately be paid to the directors under the agreed deferred remuneration scheme. Also, the figures for 2014 include, for each director, the estimated fair value of the new long-term incentive (ILP), irrespective of the year of payment and of the amount which may ultimately be paid under the agreed deferred remuneration scheme. Note 5.e) below includes disclosures on the shares delivered by virtue of the deferred remuneration schemes in place in previous years the conditions for delivery of which were met in the corresponding years.

	Thousands of euros
	2014																		2013
	Bylaw-stipulated emoluments									Salaries of executive directors							Other remuneration (c)	Total	Total (d)
	Annual emolument							Attendance fees
	Board	Executive committee	Audit and compliance committee	Appointments and remuneration committee	Appointments committee	Remuneration committee	Risk supervision, regulation and compliance committee	Board	Other fees
										Fixed	Variable - immediate payment		Variable - deferred payment (a)		ILP (b)	Total
Directors											In cash	In shares	In cash	In shares
Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea
Chief executive officer of Santander UK	85	170	—	—	—	—	—	29	2	1,392	442	442	664	664	140	3,744	448	4,478	4,840
Chair	—	—	—	—	—	—	—	—	—	833	310	310	465	465	—	2,383	—	2,383	—
Mr Matías Rodríguez Inciarte	85	170	—	—	—	—	—	38	158	1,710	574	574	860	860	170	4,748	175	5,375	4,729
Mr Guillermo de la Dehesa Romero (1)	113	170	40	19	4	4	—	38	48	—	—	—	—	—	—	—	—	438	394
Mr Rodrigo Echenique Gordillo (2)	85	170	12	19	4	4	21	36	152	—	—	—	—	—	—	—	23	527	493
Ms Sheila Bair (3)	79	—	—	—	—	—	21	23	7	—	—	—	—	—	—	—	—	129	—
Mr Francisco Javier Botín-Sanz de Sautuola y O’Shea (4)	85	—	—	—	—	—	—	25	—	—	—	—	—	—	—	—	—	110	113
Ms Esther Giménez-Salinas i Colomer	85	—	—	—	—	—	—	36	—	—	—	—	—	—	—	—	—	121	114
Mr Ángel Jado Becerro de Bengoa	85	—	—	—	—	—	21	38	8	—	—	—	—	—	—	—	—	152	115
Mr Juan Rodríguez Inciarte	85	—	—	—	—	—	—	38	87	1,200	445	445	667	667	120	3.543	184	3,937	2,830
Ms Isabel Tocino Biscarolasaga (5)	85	170	—	19	—	4	—	36	171	—	—	—	—	—	—	—	—	485	432
Mr Juan Miguel Villar Mir (6)	85	—	—	—	—	—	—	20	—	—	—	—	—	—	—	—	—	105	71
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos (7)	59	118	—	—	—	—	—	20	1	930	—	—	—	—	—	930	1	1,129	3,051
Mr Javier Marín Romano (8)
Executive vice president	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	767
Chief executive officer	85	170	—	—	—	—	—	36	3	2,000	793	793	1,190	1,190	147	6,113	54	6,460	3,574
Mr Fernando de Asúa Álvarez (9)	113	170	40	19	4	4	47	36	211	—	—	—	—	—	—	—	—	645	579
Mr Vittorio Corbo Lioi (10)	48	—	—	—	—	—	—	8	—	—	—	—	—	—	—	—	—	56	106
Mr Abel Matutes Juan (11)	85	—	40	—	4	—	—	28	26	—	—	—	—	—	—	—	—	183	169
Lord Burns (Terence) (12)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	103
Mr Alfredo Sáenz Abad (13)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,899
Mr Manuel Soto Serrano (13)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	137

Total 2014	1,347	1,310	131	77	18	18	109	484	873	8,065	2,564	2,564	3,846	3,846	577	21,461	884	26,713	—	8.9%

Total 2013	1,415	1,308	158	103	—	—	—	468	874	8,880	1,982	1,982	2,974	2,974	—	18,792	1.398	—	24,517

(1)	Member of the audit committee and third deputy chairman since April 29, 2013.
(2)	Executive director since January 16, 2015.
(3)	Appointed director on January 27, 2014.
(4)	All the amounts received were repaid to the Fundación Marcelino Botín.
(5)	Member of the executive committee since April 29, 2013.
(6)	Board member since May 7, 2013.
(7)	Ceased to be a member of the board due to his death on September 9, 2014.
(8)	Member of the board and the executive committee since April 29, 2013. Retired from the board on January 12, 2015.
(9)	Retired from the board on February 12, 2015.
(10)	Retired from the board on July 24, 2014.
(11)	Retired from the board on February 18, 2015.
(12)	Retired from the board on December 31, 2013.
(13)	Retired from the board on April 29, 2013.
(a)	Maximum deferred bonus for the period approved by the board of directors at the related meetings.
(b)	Fair value of the ILP granted in 2014.
(c)	Includes, inter alia, the life and medical insurance costs borne by the Group relating to Bank directors.
(d)	Includes the corresponding deferred variable remuneration.

b)	Remuneration of the board members as representatives of the Bank

By resolution of the executive committee, all the remuneration received by the Bank’s directors who represent the Bank on the boards of directors of listed companies in which the Bank has a stake, paid by those companies and relating to appointments made after March 18, 2002, accrues to the Group. In 2014 and 2013 the Bank’s directors did not receive any remuneration in respect of these representative duties.

Two directors of the Bank received a total of EUR 295 thousand in 2014 as members of the boards of directors of Group companies (2013: EUR 1,184 thousand), the detail being as follows: Mr Matías Rodríguez Inciarte received EUR 42 thousand as non-executive director of U.C.I., S.A. and Mr Vittorio Corbo Lioi – who resigned as a director of the Bank with effect from July 24, 2014 – received EUR 253 thousand prior to his resignation, of which he received EUR 89 thousand as chairman and non-executive director of Banco Santander—Chile, EUR 156 thousand for advisory services provided to that entity and EUR 8 thousand as non-executive director of Grupo Financiero Santander México, S.A.B. de C.V.

c)	Post-employment and other long-term benefits

In 2012, within the framework of the measures implemented by the Group in order to mitigate the risks arising from the defined-benefit pension obligations payable to certain employees, which led to an agreement with the workers’ representatives to convert the defined-benefit obligations existing under the collective agreement into defined-contribution plans (see Note 25), the contracts of the executive directors and the other members of the Bank’s senior management -the senior executives- which provided for defined-benefit pension obligations were amended to convert these obligations into a defined-contribution employee welfare system, which was externalized to Santander Seguros y Reaseguros, Compañía Aseguradora, S.A. The new system grants the executive directors the right to receive a pension benefit upon retirement, regardless of whether or not they are in the Bank’s employ on that date, based on the contributions made to the aforementioned system, and replaced the right to receive a pension supplement which had previously been payable to them upon retirement. The new system expressly excludes any obligation of the Bank to the executive directors other than the conversion of the previous system into the new employee welfare system, which took place in 2012, and, as the case may be, the annual contributions to be made as described below1. In the event of pre-retirement, the executive directors who have not exercised the option to receive their pensions in the form of a lump sum are entitled to receive an annual emolument until the date of retirement.

The initial balance for each executive director in the new defined-contribution welfare system was that corresponding to the market value of the assets in which the provisions for the respective accrued obligations had been invested, at the date on which the former pension obligations were converted into the new welfare system2.

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

Since 2013 the Bank makes annual contributions to the employee welfare system for the benefit of the executive directors and senior executives, in proportion to their respective pensionable bases, until they leave the Group, or until their retirement from the Group, death or disability (including, as the case may be, during the pre-retirement period). No contributions are made for the executive directors and senior executives who, prior to the conversion of the defined-benefit pension obligations into the current defined-contribution employee welfare system, had exercised the option to receive their pension rights in a lump sum3.

The terms of the employee welfare system regulate the impact of the deferral of the computable variable remuneration on the benefit payments covered by the system upon retirement and, as the case may be, the withholding tax on shares arising from such remuneration.

In 2013, as a result of his appointment as chief executive officer, changes were introduced to the contract of Mr Javier Marín Romano with respect to the pension obligations stipulated in his senior management contract. The annual contribution to the employee welfare system was thereafter calculated as 80% of the sum of: (i) fixed annual remuneration; and (ii) 30% of the arithmetic mean of the last three gross amounts of variable remuneration. Also, the pensionable base in relation to the death and permanent disability scheme provided for in his senior management contract became 100% of fixed annual remuneration. Under his senior management contract the annual contribution was 55% of his fixed remuneration, and the pensionable base in the event of death or disability was 80% of his fixed remuneration.

Following is a detail of the balances relating to each of the current executive directors under the welfare system at December 31, 2014 and 2013:

	Thousands of euros
	2014		2013

Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea (1)	40,134		37,202
Mr Matías Rodríguez Inciarte	47,255		46,058
Mr Juan Rodríguez Inciarte	13,730		13,410
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	—	(2)	25,864
Mr Javier Marín Romano (3)	4,523		4,346
Mr Alfredo Sáenz Abad (4)	—		—

	105,642		126,880

(1)	Includes the amounts relating to the period of provision of services at Banesto, externalized with another insurance company.
(2)	Following his death on September 9, 2014, a death benefit of the amount of the accumulated rights (EUR 26,498 thousand) is payable to the beneficiaries designated in the policy instrumenting the welfare system.
(3)	Ceased to be a director on January 12, 2015 and took voluntary pre-retirement, as provided for in his contract, opting to receive the annual pre-retirement emoluments to which he is entitled (EUR 800 thousand gross) in a single payment (EUR 10,861 thousand gross). As stipulated in his contract, the Bank will make annual contributions to the welfare system, amounting to 55% of this director’s annual emolument during the pre-retirement period, and Mr Marín will be entitled to receive, at the time of his retirement, the retirement benefit recognized in the welfare system, equal to the amount of the balance accumulated in the system corresponding to him at that time. As regards the deferred variable remuneration corresponding to Mr Marín in relation to years prior to his pre-retirement, the scheme described in the relevant sections of this report shall apply, and Mr Marín will receive this remuneration, if appropriate, on the dates envisaged in the corresponding plans, subject to the stipulated conditions for its accrual being met.

[3]

Mr Rodrigo Echenique, appointed executive director on 16 January 2015, does not participate in the welfare system and is not entitled to have any contributions made in his favor by the Bank in this connection, notwithstanding the pension rights to which he was entitled prior to his appointment as executive director.

(4)	In April 2013, upon his retirement, Mr Alfredo Sáenz Abad requested payment of the pensions to which he was entitled in a lump sum (EUR 88.5 million gross). For such purpose, his pension rights were settled, in accordance with the applicable contractual and legal terms, through: i) the payment in cash of EUR 38.2 million relating to the net amount of the pension calculated taking into account the fixed remuneration, and EUR 12.2 million relating to the net amount of the pension calculated taking into account the accrued variable remuneration at the retirement date, and ii) the investment by Mr Sáenz of those EUR 12.2 million in Santander shares (2,216,082 shares), which were deposited at the Bank on a restricted basis until April 29, 2018.

The Group also has pension obligations to other directors amounting to EUR 18 million (December 31, 2013: EUR 18 million). The payments made in 2014 to the members of the board entitled to post-employment benefits amounted to EUR 1.2 million (2013: EUR 1.2 million), of which EUR 0.9 million relate to Mr Rodrigo Echenique Gordillo (appointed executive director on January 16, 2015).

Lastly, the contracts of the executive directors who had not exercised the option referred to above prior to the conversion of the defined-benefit pension obligations into the current welfare system include a supplementary welfare regime for the contingency of death (surviving spouse and child benefits) and permanent disability of serving directors.

The provisions recognized in 2014 and 2013 for retirement pensions and supplementary benefits (surviving spouse and child benefits, and permanent disability) were as follows:

	Thousands of euros
	2014	2013

Ms Ana Botín-Sanz de Sautuola y O’Shea	2,140	1,443
Mr Matías Rodríguez Inciarte	—	—
Mr Juan Rodríguez Inciarte	718	609
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	—	—
Mr Javier Marín Romano	2,126	2,006
Mr Alfredo Sáenz Abad	—	—

	4,984	4,058

d)	Insurance

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

	Insured sum (Thousands of euros)
	2014	2013

Ms Ana Botín-Sanz de Sautuola y O’Shea	7,500	6,000
Mr Matías Rodríguez Inciarte	5,131	5,131
Mr Juan Rodríguez Inciarte	2,961	2,961
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	—	—
Mr Javier Marín Romano	2,400	2,400
Mr Alfredo Sáenz Abad	—	—

	17,992	16,492

Additionally, other directors have life insurance policies the cost of which is borne by the Group, the related insured sum being EUR 1.4 million at December 31, 2014 (2013: EUR 1.4 million).

e)	Deferred variable remuneration systems

Following is information on the maximum number of shares to which the executive directors are entitled at the beginning and end of 2013 and 2014 due to their participation in the deferred variable remuneration systems, which instrumented a portion of their variable remuneration relating to prior years, as well as on the payments, in shares or in cash, made to them in 2013 and 2014 where the terms and conditions for the receipt thereof had been met (see Note 47):

i)	Mandatory investment share plan

Pursuant to the obligatory investment share plan (see Note 47), as deferred share-based variable remuneration in 2009, the executive directors acquired, prior to February 28, 2010, the number of Bank shares shown in the table below, corresponding to the third cycle of this plan. Executive directors who retain the shares acquired in the obligatory investment and remain in the Group’s employ for three years from the date on which the obligatory investment is made are entitled to receive the same number of Bank shares as that composing their initial obligatory investment and where none of the following circumstances exist in the three-year period from the investment in the shares: (i) poor financial performance of the Group; (ii) breach by the beneficiary of the codes of conduct or other internal regulations, including, in particular, those relating to risks, where applicable to the executive in question; or (iii) material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards, are entitled to receive the same number of Bank shares as that composing their initial obligatory investment.

The conditions having been met for their receipt, in February 2013, as approved by the board, at the proposal of the appointments and remuneration committee, the gross number of shares detailed above relating to the third cycle accrued to the executive directors, and this number is equal to the number of shares initially acquired by them.

Maximum number of shares to be delivered (2)
3rd cycle 2010-2012
Ms Ana Botín-Sanz de Sautuola y O’Shea (1)	18,446
Mr Matías Rodríguez Inciarte	25,849
Mr Juan Rodríguez Inciarte	15,142
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	20,515
Mr Javier Marín Romano	11,092

91,044

(1)	The maximum number of shares corresponding to Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea as beneficiary of this plan is in line with the resolution adopted by the shareholders at the annual general meeting of Banesto held on February 24, 2010.
(2)	In addition, Mr Alfredo Sáenz Abad received 49,000 shares as a result of his participation in the third cycle of the aforementioned plan.

ii)	Performance share plan (Plan I13)

The table below shows the maximum number of options granted at January 1, 2013 to each executive director based on their participation in the I13 incentive plan (Plan I13) which instrumented a portion of the variable remuneration for 2010. As established in the plan, the number of shares received was determined by the degree of achievement of the targets to which the plan was tied, and the necessary minimum not having been reached, their options under the plan were cancelled.

	Options at January 1, 2013	Shares delivered in 2013 (number)	Options cancelled in 2013 (number)	Options at December 31, 2013	Grant date	Share delivery deadline
Plan I13
Ms Ana Botín-Sanz de Sautuola y O’Shea (1)	56,447	—	(56,447)	—	06-11-10	07-31-13
Mr Matías Rodríguez Inciarte	105,520	—	(105,520)	—	06-11-10	07-31-13
Mr Juan Rodríguez Inciarte	60,904	—	(60,904)	—	06-11-10	07-31-13
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	82,941	—	(82,941)	—	06-11-10	07-31-13
Mr Alfredo Sáenz Abad (2)	228,445	—	(228,445)	—	06-11-10	07-31-13

	534,257	—	(534,257)	—

(1)	Without prejudice to the Banesto shares corresponding to Ms Ana Botín-Sanz de Sautuola y O’Shea by virtue of the various Banesto share-based incentive plans approved by the shareholders at the general meeting of Banesto (a maximum of 32,358 Banesto shares relating to her participation in the Banesto Share-Based Incentive Plan expiring in 2013).
(2)	Following his resignation on April 29, 2013, Mr Alfredo Sáenz Abad lost his entitlement arising from his participation in these plans since he did not meet all the conditions stipulated for the shares to be received.

iii)	Deferred conditional delivery share plan

The 2010 variable remuneration of the executive directors and Group executives or employees whose variable remuneration or annual bonus for 2010 exceeded, in general, EUR 300,000 (gross) was approved by the board of directors through the instrumentation of the first cycle of the deferred conditional delivery share plan, whereby a portion of the aforementioned variable remuneration or bonus was deferred over a period of three years for it to be paid, where appropriate, in Santander shares. Application of this cycle, insofar as it entails the delivery of shares to the plan beneficiaries, was authorized by the annual general meeting held on June 11, 2010.

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

The share-based bonus is being deferred over three years and will be paid, where appropriate, in three instalments starting after the first year.

The number of shares allocated to the executive directors for deferral purposes in 2010 and the shares delivered in 2013 (second third) and in February 2014 (third third), once the conditions for receiving them had been met, are as follows (the plan having been settled):

	Number of shares deferred on bonus for 2010 (2)	Number of shares delivered in 2013 (2nd third) (2)	Number of shares delivered in 2014 (3rd third) (2)
Ms Ana Botín-Sanz de Sautuola y O’Shea (1)	91,187	30,395	19,240
Mr Matías Rodríguez Inciarte	135,188	45,063	45,063
Mr Juan Rodríguez Inciarte	61,386	20,462	20,462
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	94,345	31,448	31,448
Mr Javier Marín Romano	37,749	12,583	12,583

(1)	Shares of Banesto, as authorized by the shareholders of that entity at the annual general meeting of February 23, 2011. Following the merger of Banesto with the Bank, 19,240 shares of the Bank were delivered in 2014, equal to the 30,395 shares of Banesto authorized by the annual general meeting.
(2)	On January 23, 2012, Mr Francisco Luzón López took pre-retirement and resigned from his positions as director and head of the Americas division. In accordance with the plan regulations, Mr Francisco Luzón López retained the right to receive the shares corresponding to his participation in the plan, subject to compliance with the conditions established for them to be received. In both 2013 and 2014 he received 51,660 shares relating to the number of shares to which he was entitled as a result of the vesting of the second and third thirds of the deferred portion of his 2010 bonus.

Furthermore, Mr Alfredo Sáenz Abad ceased to discharge his duties as director on April 29, 2013. In accordance with the plan regulations, Mr Alfredo Sáenz Abad retained the right to receive the shares corresponding to his participation in the plan, subject to compliance with the conditions established for them to be received. In both 2013 and 2014 he received 104,150 shares relating to the number of shares to which he was entitled as a result of the vesting of the second and third thirds of the deferred portion of his 2010 bonus.

iv)	Deferred conditional variable remuneration plan

Since 2011, the bonuses of executive directors and certain executives (including senior management) and employees who assume risk, who perform control functions or receive an overall remuneration that puts them on the same remuneration level as senior executives and employees who assume risk (all of whom are referred to as identified staff) have been approved by the board of directors and instrumented, respectively, through various cycles of the deferred conditional variable remuneration plan. Application of these cycles, insofar as they entail the delivery of shares to the plan beneficiaries, was authorized by the related annual general meetings.

The purpose of these plans is to defer a portion of the bonus of the beneficiaries thereof (60% in the case of executive directors) over a period of three years for it to be paid, where appropriate, in cash and in Santander shares; the other portion of the bonus is also to be paid in cash and Santander shares, upon commencement of the cycles, in accordance with the rules set forth below.

In addition to the requirement that the beneficiary remains in Santander Group’s employ, the accrual of the deferred remuneration is conditional upon none of the following circumstances existing -in the opinion of the board of directors following a proposal of the remuneration committee- in relation to the corresponding year in the period prior to each of the deliveries: (i) poor financial performance of the Group; (ii) breach by the beneficiary of internal regulations, including, in particular, those relating to risks; (iii) material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in the Group’s economic capital or its risk profile. All the foregoing shall in each case be governed by the rules of the relevant plan cycle.

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

The table below shows the number of Santander shares assigned to each executive director and not yet delivered at January 1, 2013, December 31, 2013 and December 31, 2014, and the gross shares delivered to them in 2013 and 2014, by way of either immediate payment or deferred payment, in the latter case once the board had determined, at the proposal of the appointments and remuneration committee, that the third relating to each plan had accrued. The shares resulted from each of the plans which instrumented the variable remuneration of 2011, 2012, 2013 and 2014, as shown in the following table:

Share-based variable remuneration	Maximum number of shares to be delivered at January 1, 2013	Shares delivered in 2013 (immediate payment 2012 variable remuneration)	Shares delivered in 2013 (deferred payment 2011 variable remuneration)	2013 variable remuneration (maximum number of shares to be delivered)	Maximum number of shares to be delivered at December 31, 2013	Shares delivered in 2014 (immediate payment 2013 variable remuneration)	Shares delivered in 2014 (deferred payment 2012 variable remuneration)	Shares delivered in 2014 (deferred payment 2011 variable remuneration)	2014 variable remuneration (maximum number of shares to be delivered)	Maximum number of shares to be delivered at December 31, 2014
2011 variable remuneration
Ms Ana Botín-Sanz Sautuola y O’Shea	141,002	—	(47,001)	—	94,001	—	—	(47,001)	—	47,000
Mr Matías Rodríguez Inciarte	188,634	—	(62,878)	—	125,756	—	—	(62,878)	—	62,878
Mr Juan Rodríguez Inciarte	110,070	—	(36,690)	—	73,380	—	—	(36,690)	—	36,690
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	149,327	—	(49,776)	—	99,551	—	—	(49,776)	—	49,775
Mr Javier Marín Romano	77,882	—	(25,961)	—	51,921	—	—	(25,961)	—	25,960
Mr Francisco Luzón López (1)	196,494	—	(65,498)	—	130,996	—	—	(65,498)	—	65,498
Mr Alfredo Sáenz Abad (2)	371,049	—	(123,683)	—	247,366	—	—	(123,683)	—	123,683
	1,234,458	—	(411,487)	—	822,971	—	—	(411,487)	—	411,484
2012 variable remuneration
Ms Ana Botín-Sanz Sautuola y O’Shea	174,790	(69,916)	—	—	104,874	—	(34,958)	—	—	69,916
Mr Matías Rodríguez Inciarte	207,648	(83,059)	—	—	124,589	—	(41,530)	—	—	83,059
Mr Juan Rodríguez Inciarte	121,165	(48,466)	—	—	72,699	—	(24,233)	—	—	48,466
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	109,879	(43,952)	—	—	65,927	—	(21,976)	—	—	43,951
Mr Javier Marín Romano	116,908	(58,454)			58,454	—	(19,485)	—	—	38,969
Mr Alfredo Sáenz Abad (2)	273,028	(109,211)	—	—	163,817	—	(54,605)	—	—	109,212
	1,003,418	(413,058)	—	—	590,360	—	(196,787)	—	—	393,573
2013 variable remuneration
Ms Ana Botín-Sanz Sautuola y O’Shea	—	—	—	165,603	165,603	(66,241)	—	—	—	99,362
Mr Matías Rodríguez Inciarte	—	—	—	172,731	172,731	(69,092)	—	—	—	103,639
Mr Juan Rodríguez Inciarte	—	—	—	110,747	110,747	(44,299)	—	—	—	66,448
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	—	—	—	105,718	105,718	(42,287)	—	—	—	63,431
Mr Javier Marín Romano	—	—	—	187,125	187,125	(74,850)	—	—	—	112,275
	—	—	—	741,924	741,924	(296,769)	—	—	—	445,155
2014 variable remuneration
Ms Ana Botín-Sanz Sautuola y O’Shea	—	—	—	—	—	—	—	—	304,073	304,073
Mr Matías Rodríguez Inciarte	—	—	—	—	—	—	—	—	231,814	231,814
Mr Juan Rodríguez Inciarte	—	—	—	—	—	—	—	—	179,680	179,680
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	—	—	—	—	—	—	—	—	—	—
Mr Javier Marín Romano	—	—	—	—	—	—	—	—	320,563	320,563
	—	—	—	—	—	—	—	—	1,036,130	1,036,130

(1)	On January 23, 2012, Mr Francisco Luzón López took pre-retirement and resigned from his positions as director and head of the Americas division. In relation to his 2011 variable remuneration to be received in cash and in Santander shares, the board resolved, at the committee’s proposal, to deliver him EUR 743 thousand and 130,996 shares as an immediate payment. The deferred amount in cash and in shares relating to the first, second and third thirds was paid in February 2013, 2014 and 2015, the requirements of the plan for the receipt thereof having been met. Upon each delivery of shares, he was paid an amount in cash equal to the dividends paid on those shares and, if the Santander Dividendo Elección scrip dividend scheme is applied, the price offered by the Bank for the bonus share rights relating to the aforementioned shares, as well as the interest accrued on the amount deferred in cash.
(2)	Mr Alfredo Sáenz Abad ceased to discharge his duties as director on April 29, 2013. The deferred amounts, in cash (two gross payments of EUR 702 thousand each, relating to the deferred variable remuneration for 2011, and three of EUR 351 thousand each, relating to the deferred variable remuneration for 2012) and in shares (see table above), relating to the deferred variable remuneration for 2011 and 2012, have or will be paid to him on the corresponding maturity dates, together with the remuneration relating to the shares (dividends and amounts offered for the bonus share rights if the Santander Dividendo Elección scrip dividend scheme is applied) and the interest accrued on the cash amounts, subject to compliance with the requirements set forth in the related resolutions of the general meetings and the plans’ regulations, as well as all other terms set forth therein.

Furthermore, the table below shows the cash delivered in 2013 and 2014, by way of either immediate payment or deferred payment, in the latter case once the board had determined, at the proposal of the appointments and remuneration committee that the third relating to each plan had accrued:

	Thousands of euros
	2014			2013
	Cash paid (immediate payment 2013 variable remuneration)	Cash paid (third of deferred payment 2012 and 2011 variable remuneration)		Cash paid (immediate payment 2012 variable remuneration)	Cash paid (1st third deferred payment 2011 variable remuneration)
Ms Ana Botín-Sanz de Sautuola y O’Shea(1)	466	513		449	286
Mr Matías Rodríguez Inciarte	462	624		534	357
Mr Juan Rodríguez Inciarte	296	364		311	208
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	282	423		282	282
Mr Javier Marín Romano	500	272		376	147
Mr Francisco Luzón López	—	—	(2)	—	371
Mr Alfredo Sáenz Abad	—	—	(3)	702	702

	2,005	2,197		2,654	2,353

(1)	Euro equivalent value of the original amount in pounds sterling.
(2)	In 2014 he received EUR 371 thousand relating to the second third of the conditional deferred variable remuneration plan of 2011, the requirements for the accrual thereof having been met.
(3)	In 2014 he received EUR 1,053 thousand relating to the second and first thirds of the conditional deferred variable remuneration plans of 2011 and 2012, the requirements for the accrual thereof having been met.

v)	Performance share plan (ILP)

The table below shows the maximum number of shares to which the executive directors are entitled, as part of their variable remuneration for 2014, as a result of their participation in the ILP (see Note 47).

Maximum number of shares
Ms Ana Botín-Sanz de Sautuola y O’Shea	62,395
Mr Matías Rodríguez Inciarte	75,655
Mr Juan Rodríguez Inciarte	53,346
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos	—
Mr Javier Marín Romano	65,470

Total	256,866

The accrual and amount of the ILP are conditional upon the performance of Santander’s TSR compared to that of the companies in the benchmark group over a multiannual period. Therefore, in 2016, 2017 and 2018 the amount to be received by each executive director in relation to the ILP (the ILP Annual Amount) will be determined by applying to the third of the ILP Agreed Amount the percentage relating to the performance of the TSR in accordance with the table approved in the plan (see Note 47).

The shares to be delivered on each ILP payment date, based on compliance with the related multiannual TSR target will be conditional, in addition to the requirement that the beneficiary remains in the Group’s employ, with the exceptions included in the plan regulations, upon none of the following circumstances existing -in the opinion of the board of directors following a proposal of the remuneration committee-, during the period prior to each of the deliveries as a result of actions performed in 2014: (i) poor financial performance of the Group; (ii) breach by the beneficiary of internal regulations, including, in particular, those relating to risks; (iii) material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in the Group’s economic capital or risk profile.

f)	Loans

The Group’s direct risk exposure to the Bank’s directors and the guarantees provided for them are detailed below. These transactions were made on an arm’s-length basis or the related compensation in kind was recognized :

	Thousands of euros
	2014			2013
	Loans and credits	Guarantees	Total	Loans and credits	Guarantees	Total

Mr Matías Rodríguez Inciarte	8	—	8	17	—	17
Mr Juan Rodríguez Inciarte	4,182	—	4,182	4,734	—	4,734
Mr Rodrigo Echenique Gordillo	317	—	317	650	—	650
Mr Javier Botín-Sanz de Sautuola y O’Shea	18	—	18	22	—	22
Mr Ángel Jado Becerro de Bengoa	1	—	1	7	—	7
Ms Isabel Tocino Biscarolasaga	7	—	7	20	—	20
Mr Vittorio Corbo Lioi	—	—	—	4	—	4
Mr Javier Marín Romano	723	—	723	707	—	707

	5,255	—	5,255	6,161	—	6,161

g)	Senior managers

Following is a detail of the remuneration, in terms of gross salary, maximum bonus amount and in 2014 fair value of the remuneration for participation in the ILP plan, approved for the Bank’s executive vice presidents (*) in 2014 and 2013:

	Number of persons (1)	Thousands of euros
		Salaries							Other remuneration (3)		Total
		Fixed	Variable - Immediate payment		Variable - Deferred payment (2)		ILP	Total
			In cash	In shares	In cash	In shares

2014	27	26,211	9,990	9,990	12,422	12,422	2,264	73,299	7,493	(4)	80,792
2013	28	26,040	9,521	9,521	9,588	9,588	—	64,257	8,416		72,673

(*)	Excluding executive directors’ remuneration, which is detailed above.
(1)	Persons who at some point in the year occupied the position of executive vice president. The amounts reflect the remuneration for the full year regardless of the number of months in which the position of executive vice president was occupied.
(2)	The shareholders at the annual general meetings of March 22, 2013 and March 28, 2014 approved the third and fourth cycles of the deferred conditional variable remuneration plan, whereby payment of a portion of the variable remuneration for 2013 and 2014 will be deferred over three years for it to be paid, where appropriate, in three equal portions, 50% in cash and 50% in Santander shares, provided that the conditions for entitlement to the remuneration are met. The amount of the immediate payment in shares for 2014 relates to 1,514,738 Santander shares and 148,631 Banco Santander (Brasil) S.A. shares (2013: 1,331,781 Santander shares and 165,100 Banco Santander (Brasil) S.A. shares). The shares relating to the amount of the deferred payment in shares are shown in the table below.

(3)	Includes other remuneration items such as life insurance premiums totaling EUR 1,290 thousand (2013: EUR 1,499 thousand).
(4)	In addition, USD 6.9 million were paid in relation to the extraordinary taxation in the United States due to the transformation of the pension plans of Banco Santander, S.A.

The maximum amount of the ILP to which the executive vice presidents are entitled was set by the board of directors at a total of EUR 6,238 thousand (with a fair value of EUR 2,264 thousand). The accrual and amount of the ILP are subject, inter alia, to achievement of the multiannual TSR targets envisaged in the plan. Any ILP payments will be received in full in shares and deferred in thirds (to be received in 2016, 2017 and 2018).

Following is a detail of the maximum number of Santander shares that the Bank’s executive vice presidents (excluding executive directors) were entitled to receive at December 31, 2014 and 2013 relating to the deferred portion under the various plans then in force (see Note 47):

Maximum number of shares to be delivered	12/31/14		12/31/13

Deferred conditional delivery plan (2010)	—		482,495
Deferred conditional variable remuneration plan (2011)	637,995		1,480,251
Deferred conditional variable remuneration plan (2012)	1,014,196		1,660,832	(1)
Deferred conditional variable remuneration plan (2013)	1,412,164		1,341,718
Deferred conditional variable remuneration plan (2014)	1,857,841	(2)	—
ILP (2014)	1,008,398		—

(1)    For the executives who joined from Banesto, the Banesto shares were converted into Santander shares at EUR 0.633 per share.

(2)    In addition, at December 31, 2014 they were entitled to a maximum of 222,946 Banco Santander (Brasil) S.A. shares (the maximum number of shares corresponding to the deferred portion of the 2014 bonus)

In addition, at December 31, 2013 they were entitled to a maximum of 167,943 Banco Santander (Brasil) S.A. shares and to a maximum of 843,718 options on Banco Santander (Brasil) S.A. shares (343,718 under the share option plan approved in 2011, the exercise of which, subject to the plan’s terms and conditions, commenced in July 2014, plus 500,000 under the share option plan approved in 2013, the exercise of which, subject to the plan’s terms and conditions, may commence in July 2016). In 2014, 51,558 share options under the plan approved in 2011 were exercised and the remainder of these options were cancelled. All other options remained in force at December 31, 2014, in accordance with the terms and conditions of the corresponding plans.

In 2014 and 2013, since the conditions established in the corresponding deferred share-based remuneration schemes for prior years had been met, in addition to the payment of the related cash amounts, the following number of Santander shares was delivered to the executive vice presidents:

Number of shares delivered	2014	2013

Third cycle - obligatory investment plan	—	275,325
Deferred conditional delivery plan (2010)	365,487	482,494	(1)
Deferred conditional variable remuneration plan (2011)	637,996	708,375	(2)
Deferred conditional variable remuneration plan (2012)	507,098	—

(1) In addition, 14,705 Banesto shares were delivered. (2) In addition, 50,159 Banesto shares were delivered.

As indicated in section c) of this Note, in 2012 the contracts of the members of the Bank’s senior management which provided for defined-benefit pension obligations were amended to convert these obligations into a defined-contribution employee welfare system, which was externalized to Santander Seguros y Reaseguros, Compañía Aseguradora, S.A. The new system grants the senior executives the right to receive a pension benefit upon retirement, regardless of whether or not they are in the Bank’s employ on that date, based on the contributions made to the aforementioned system, and replaces the right to receive a pension supplement which had previously been payable to them upon retirement. The new system expressly excludes any obligation of the Bank to the executives other than the conversion of the previous system into the new employee welfare system, which took place in 2012, and, as the case may be, the annual contributions to be made. In the event of pre-retirement, the senior executives who have not exercised the option described in Note 5.c are entitled to an annual emolument until the date of retirement.

The senior executives’ beginning balance under the new employee welfare system amounted to EUR 287 million. This balance reflects the market value, at the date of conversion of the former pension obligations into the new employee welfare system, of the assets in which the provisions for the respective accrued obligations had been invested. The balance at December 31, 2014 amounted to EUR 296 million (December 31, 2013: EUR 312 million).

The contracts of the senior executives who had not exercised the option referred to in Note 5.c) prior to the conversion of the defined-benefit pension obligations into the current welfare system include a supplementary welfare regime for the contingencies of death (surviving spouse and child benefits) and permanent disability of serving executives.

Additionally, the total sum insured under life and accident insurance policies relating to this group of employees amounted to EUR 154 million at December 31, 2014 (December 31, 2013: EUR 92 million).

Lastly, the net charge to the consolidated income statement amounted to EUR 20 million in 2014 (2013: EUR 19.7 million).

h)	Post-employment benefits to former directors and former executive vice presidents

The post-employment benefits and settlements paid in 2014 to former directors of the Bank, other than those detailed in Note 5.c and below4, amounted to EUR 8.9 million (2013: EUR 7.2 million). Also, the post-employment benefits and settlements paid in 2014 to former executive vice presidents amounted to EUR 37.2 million (2013: EUR 21 million).

In 2014 a period provision of EUR 250 thousand was recognized in the consolidated income statement in connection with the Group’s pension and similar obligations to former directors of the Bank (including the insurance premiums for the supplementary surviving spouse/child and permanent disability benefits), and provisions of EUR 3,272 thousand were released in relation to former executive vice presidents (2013: period provisions of EUR 1,153 thousand and EUR 707 thousand were recognized , respectively).

[4]	In January 2013, upon his retirement, Mr Francisco Luzón López requested payment of the pensions to which he was entitled in a lump sum (EUR 65.4 million gross). For such purpose, his pension rights were settled, in accordance with the applicable contractual and legal terms, through: i) the payment in cash of EUR 21.1 million relating to the net amount of the pension calculated taking into account the fixed remuneration and the bylaw-stipulated emoluments, and EUR 7.1 million relating to the net amount of the pension calculated taking into account the accrued variable remuneration at the retirement date, ii) the investment by Mr Luzón of those EUR 7.1 million in Santander shares (1,144,110 shares), which shall be deposited on a restricted basis until 23 January 2017 and iii) the investment by the Bank of the gross remaining amount of the pension (EUR 6.6 million), calculated taking into account the unaccrued variable remuneration, in Santander shares (1,061,602 shares) pending delivery to Mr Luzón (subject to the same restriction period mentioned above and net of tax) subject to whether or not the variable remuneration giving rise to them finally accrued to him. Of these 1,061,602 shares, in January 2014 and in January 2015, 800,296 and 261,306 shares, respectively, were delivered to Mr Luzón, on the accrual of the variable remuneration giving rise to them, and have been deposited on a restricted basis until 23 January 2017.

Furthermore, Provisions - Provision for pensions and similar obligations in the consolidated balance sheet at December 31, 2014 included EUR 91 million in respect of the post-employment benefit obligations to former directors of the Bank (December 31, 2013: EUR 93 million) and EUR 114 million corresponding to former executive vice presidents (2013: EUR 121 million).

i)	Pre-retirement and retirement

The following executive directors will be entitled to take pre-retirement in the event of termination, if they have not yet reached the age of retirement, on the terms indicated below:

•	Ms Ana Botín-Sanz de Sautuola y O’Shea will be entitled to take pre-retirement in the event of termination for reasons other than breach or resignation before the age of 55. In any event, she will be entitled to an annual emolument equivalent to her fixed remuneration and 30% of the average of her latest amounts of variable remuneration, up to a maximum of three. This emolument would be reduced by up to 20% in the event of voluntary retirement before the age of 60.

•	Mr Juan Rodríguez Inciarte will be entitled to take pre-retirement for reasons other than breach or resignation. In that case, he will be entitled to an annual emolument equivalent to his fixed remuneration.

If Ms Ana Botín-Sanz de Sautuola y O’Shea or Mr Juan Rodríguez Inciarte take pre-retirement, they have the right to opt to receive the annual emoluments in the form of an annuity or a lump sum -i.e. in a single payment- in full but not in part.

For his part, Mr Matías Rodríguez Inciarte may take retirement at any time and, therefore, claim from the insurer the benefits corresponding to him under the externalized employee welfare system described in Note 5.c, with no obligation whatsoever being incumbent upon the Bank in such circumstances.

j)	Contract termination

The executive directors and senior executives have indefinite-term employment contracts. Executive directors or senior executives whose contracts are terminated voluntarily or due to breach of duties are not entitled to receive any economic compensation. If the Bank terminates the contract for any other reason, they will be entitled to the corresponding legally-stipulated termination benefit.

However, should Mr Rodrigo Echenique Gordillo’s contract be terminated prior to January 1, 2018, unless it is terminated voluntarily or due to his death, permanent disability, or serious breach of his duties, he shall be entitled to receive compensation of twice his fixed salary.

If the Bank were to terminate her contract, Ms Ana Botín-Sanz de Sautuola y O’Shea would have to remain at the Bank’s disposal for a period of four months in order to ensure an adequate transition, and would receive her fixed salary during that period.

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

k)	Information on investments held by the directors in other companies and conflicts of interest

None of the members of the board of directors or persons related to them perform, as independent professionals or as employees, activities that involve effective competition, be it present or potential, with the activities of Banco Santander, S.A., or that, in any other way, place the directors in an ongoing conflict with the interests of Banco Santander, S.A.

Without prejudice to the foregoing, following is a detail of the declarations by the directors with respect to their investments and the investments of persons related to them in the share capital of companies whose object is banking, financing or lending; and of the management or governing functions, if any, that the directors discharge thereat.

Director	Corporate name	Number of shares	Functions
Ms Ana Botín-Sanz de Sautuola y O’Shea	Bankinter, S.A. (*)	6,000,000	—
	Santander UK plc	—	Director (1)
Mr Matías Rodríguez Inciarte	Financiera El Corte Inglés, E.F.C., S.A.	—	Director (1)
Mr Guillermo de la Dehesa Romero	Goldman, Sachs & Co. (The Goldman Sachs Group. Inc.) Banco Popular Español, S.A.	19,546 2,789	— —
Mr Rodrigo Echenique Gordillo	Wells Fargo & Co.	4,500	—
	Bank of America Corporation	12,000	—
	Mitsubishi UFJ Financial Group	17,500	—
	Santander Investment, S.A.	—	Director (1)
	Allfunds Bank, S.A.	—	Deputy chairman (1)
	Banco Santander International	—	Director (1)
Mr Javier Botín-Sanz de Sautuola y O’Shea	Bankinter, S.A.	7,929,853	—
Ms Esther Giménez-Salinas i Colomer	Gawa Capital Partners SL	—	Director (1)
Mr Ángel Jado Becerro de Bengoa	Bankinter, S.A. (2)	1,774,000	—
Mr Juan Rodríguez Inciarte	Banco Bilbao Vizcaya Argentaria, S.A. (3)	1,118	—
	Wells Fargo & Co.	107	—
	Santander UK plc	—	Director (1)
	Santander Consumer Finance, S.A.	—	Director (1)
Ms Isabel Tocino Biscarolasaga	Banco Bilbao Vizcaya Argentaria, S.A.	9,348	—
Mr Emilio Botín-Sanz de Sautuola y García de los Ríos (4)	Bankinter, S.A. (5) Bank of America Corporation	330,314 560	— —
Mr Javier Marín Romano (6)	Allfunds Bank, S.A.	—	Director (1)
	Santander Investment, S.A.	—	Deputy chairman (1)
	Santander Private Banking s.p.a.	—	Chairman (1)
Mr Abel Matutes Juan (7)	Banco Bilbao Vizcaya Argentaria, S.A. (*)	716,136	—
	Citibank	109,062	—
Mr Vittorio Corbo Lioi (8)	Banco Santander - Chile	—	Director (1)
	Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	—	Director (1)
	Santander Consumo, S.A. de C.V., SOFOM, E.R.	—	Director (1)
	Santander Hipotecario, S.A. de C.V., SOFOM, E.R.	—	Director (1)

(*)	Ownership interests held by related persons.
(1)	Non-executive.
(2)	Of the shares indicated, 274,000 are held by related persons.
(3)	Held jointly with a related person.
(4)	Died September 9, 2014. Data at 2013 year-end.

(5)	In addition, he was the direct holder of the right of usufruct over 3,422,836 shares of Bankinter, S.A. at 2013 year-end.
(6)	Ceased to be a director on January 12, 2015.
(7)	Ceased to be a director on February 18, 2015.
(8)	Ceased to be a director on July 24, 2014. Data at 2013 year-end.

With regard to situations of conflict of interest, as stipulated in Article 30 of the Rules and Regulations of the Board, the directors must notify the board of any direct or indirect conflict with the interests of the Bank in which they may be involved. If the conflict arises from a transaction, the director shall not be allowed to conduct it unless the board, following a report from the appointments committee, approves such transaction.

The director involved shall not participate in the deliberations and decisions on the transaction to which the conflict refers, and the body responsible for resolving conflicts of interest is the board of directors itself.

In 2014, the board, without the involvement of the interested party and following a favorable report by the remuneration committee, authorized the sale by the Bank, on an arm’s-length basis, of 2,403,923 shares of MED 2001 Inversiones, SICAV, S.A. held by Mr Ángel Jado Becerro de Bengoa and companies in his family group.

In addition to the matter described above, in 2014 there were a further 136 occasions on which other directors abstained from participating in and voting on the deliberations of the meetings of the board of directors and its committees.

The breakdown of the 136 cases is as follows: 52 occasions related to proposals for the appointment, re-election or removal of directors or the grant of powers of attorney to them; 43 occasions related to the approval of remuneration conditions; on 27 occasions the subject of debate were proposals to provide funding or other risk transactions to companies related to various directors; 5 occasions referred to the procedure required of the Bank, as a credit institution, to assess the suitability of the members of the board of directors and the holders of key functions, pursuant to Royal Decree 1245/1995, as worded in Royal Decree 256/2013; on 4 occasions the abstention occurred in connection with the annual verification of the directors’ status which, pursuant to Article 6.3 of the Rules and Regulations of the Board, was performed by the appointments and remuneration committee; 3 occasions related to the assessment commended to the appointments committee under Article 17.4 g) of the Rules and Regulations of the Board, in order to ascertain whether the professional obligations of directors might interfere with the dedication required of them for the efficient discharge of their duties; one occasion related to the approval of a transaction with a related party; and one other occasion concerned the attendance of a director as a guest at board committee meetings after the director has ceased to be a member of the board.

6.	Loans and advances to credit institutions

The detail, by classification, type and currency, of Loans and advances to credit institutions in the consolidated balance sheets is as follows:

	Millions of euros
	2014	2013	2012

Classification:
Financial assets held for trading	1,815	5,503	9,843
Other financial assets at fair value through profit or loss	28,592	13,444	10,272
Loans and receivables	51,306	56,017	53,785

	81,713	74,964	73,900

Type:
Reciprocal accounts	1,571	1,858	1,863
Time deposits	8,177	16,284	15,669
Reverse repurchase agreements	39,807	29,702	25,486
Other accounts	32,158	27,120	30,882

	81,713	74,964	73,900

Currency:
Euro	49,099	33,699	36,955
Pound sterling	4,348	4,964	3,787
US dollar	15,964	14,915	13,567
Other currencies	12,381	21,423	19,621
Impairment losses (Note 10)	(79)	(37)	(30)
Of which: due to country risk	(13)	(11)	—

	81,713	74,964	73,900

The loans and advances to credit institutions classified under Financial assets held for trading consist mainly of securities of foreign institutions acquired under reverse repurchase agreements, whereas those classified under Other financial assets at fair value through profit or loss consist of assets of Spanish and foreign institutions acquired under reverse repurchase agreements.

The loans and advances to credit institutions classified under Loans and receivables are mainly time deposits and guarantees given in cash to credit institutions.

The impairment losses on financial assets recognized in Loans and receivables are disclosed in Note 10.

Note 51 contains a detail of the residual maturity periods of Loans and receivables and of the related average interest rates.

7.	Debt instruments

a)	Detail

The detail, by classification, type and currency, of Debt instruments in the consolidated balance sheets is as follows:

	Millions of euros
	2014	2013	2012

Classification:
Financial assets held for trading	54,374	40,841	43,101
Other financial assets at fair value through profit or loss	4,231	3,875	3,460
Available-for-sale financial assets	110,249	79,844	87,724
Loans and receivables	7,510	7,886	7,059

	176,364	132,446	141,344

Type:
Spanish government debt securities	39,182	32,880	37,141
Foreign government debt securities	93,037	59,660	67,222
Issued by financial institutions	18,041	17,206	12,297
Other fixed-income securities	26,248	22,907	24,828
Impairment losses	(144)	(207)	(144)

	176,364	132,446	141,344

Currency:
Euro	74,833	63,263	63,169
Pound sterling	9,983	7,709	9,240
US dollar	20,452	14,195	18,183
Other currencies	71,240	47,486	50,896
Impairment losses	(144)	(207)	(144)

	176,364	132,446	141,344

b)	Breakdown

The breakdown, by origin of the issuer, of Debt instruments at December 31, 2014, 2013 and 2012, net of impairment losses, is as follows:

	Millions of euros
	2014				2013				2012
	Private fixed- income	Public fixed- income	Total	%	Private fixed- income	Public fixed- income	Total	%	Private fixed- income	Public fixed- income	Total	%

Spain	8,542	39,182	47,724	27.06%	11,752	32,880	44,632	33.70%	10,046	37,141	47,187	33.38%
United Kingdom	3,502	7,577	11,079	6.28%	3,268	5,112	8,380	6.33%	3,865	7,528	11,393	8.06%
Portugal	3,543	8,698	12,241	6.94%	2,634	3,465	6,099	4.60%	2,843	2,217	5,060	3.58%
Poland	745	6,373	7,118	4.04%	723	5,184	5,907	4.46%	462	2,611	3,073	2.17%
Italy	1,670	4,170	5,840	3.31%	733	2,857	3,590	2.71%	375	619	994	0.70%
Ireland	405	—	405	0.23%	848	—	848	0.64%	739	—	739	0.52%
Greece	—	—	—	—	—	—	—	—	—	—	—	—
Other European countries	7,327	4,267	11,594	6.57%	5,357	3,607	8,964	6.77%	4,244	6,009	10,253	7.25%
United States	8,793	5,847	14,640	8.30%	5,945	3,997	9,942	7.51%	5,994	6,965	12,959	9.17%
Brazil	5,673	37,792	43,465	24.65%	4,954	19,852	24,806	18.73%	4,810	27,359	32,169	22.76%
Mexico	847	9,071	9,918	5.62%	566	8,156	8,722	6.59%	501	8,817	9,318	6.59%
Chile	909	2,389	3,298	1.87%	1,467	1,272	2,739	2.07%	1,377	2,124	3,501	2.48%
Other American countries	1,558	1,514	3,072	1.74%	1,384	995	2,379	1.80%	1,208	1,163	2,371	1.68%
Rest of the world	631	5,339	5,970	3.38%	275	5,163	5,438	4.11%	517	1,810	2,327	1.65%

	44,145	132,219	176,364	100%	39,906	92,540	132,446	100%	36,981	104,363	141,344	100%

The detail, by issuer rating, of Debt instruments at December 31, 2014, 2013 and 2012 is as follows:

	Millions of euros
	2014				2013				2012
	Private fixed- income	Public fixed- income	Total	%	Private fixed- income	Public fixed- income	Total	%	Private fixed- income	Public fixed- income	Total	%

AAA	17,737	10,647	28,384	16.09%	10,357	7,847	18,204	13.74%	15,754	11,711	27,465	19.43%
AA	2,763	14,770	17,533	9.94%	2,884	11,304	14,188	10.71%	714	12,724	13,438	9.51%
A	5,711	6,373	12,084	6.85%	5,036	5,184	10,220	7.72%	5,524	2,611	8,135	5.76%
BBB	5,215	90,505	95,720	54.27%	7,158	64,341	71,499	53.98%	3,460	74,435	77,895	55.11%
Below BBB	3,092	8,698	11,790	6.69%	6,386	3,864	10,250	7.74%	4,052	2,882	6,934	4.90%
Unrated	9,627	1,226	10,853	6.15%	8,085	—	8,085	6.10%	7,477	—	7,477	5.29%

	44,145	132,219	176,364	100.00%	39,906	92,540	132,446	100.00%	36,981	104,363	141,344	100.00%

The distribution of exposure by rating shown in the foregoing table has been affected by the various reviews of sovereign issuer ratings conducted in recent years, the main review in 2014 having been that of Argentina (from Below BBB in 2013 to Unrated in 2014). Also, at December 31, 2014 the exposures with BBB ratings included mainly the Spanish sovereign exposures and the sovereign exposures in Mexico and Brazil, while those with ratings Below BBB included the Portuguese sovereign exposures (BB).

The detail, by type of financial instrument, of Private fixed-income securities at December 31, 2014, 2013 and 2012, net of impairment losses, is as follows:

	Millions of euros
	2014	2013	2012

Securitized mortgage bonds	3,388	2,936	6,835
Other asset-backed bonds	2,315	2,781	1,497
Floating rate debt	13,172	10,857	15,883
Fixed rate debt	25,270	23,332	12,766

Total	44,145	39,906	36,981

c)	Impairment losses

The changes in the impairment losses on Available-for-sale financial assets—Debt instruments are summarized below:

	Millions of euros
	2014	2013	2012

Balance at beginning of year	188	129	235
Net impairment losses for the year	42	72	13
Of which:
Impairment losses charged to income (Note 29)	42	89	18
Impairment losses reversed with a credit to income	—	(18)	(5)
Assets charged off	(110)	—	(109)
Exchange differences and other items	(1)	(13)	(10)

Balance at end of year	119	188	129

Of which:
By geographical location of risk:
European Union	9	105	51
Latin America	110	83	78

Also, the impairment losses on Loans and receivables (EUR 25 million, EUR 19 million and EUR 15 million at December 31, 2014, 2013 and 2012, respectively) are disclosed in Note 10.

d)	Other information

At December 31, 2014, the nominal amount of debt securities assigned to certain own or third-party commitments, mainly to secure financing facilities received by the Group, amounted to EUR 84,231 million. Of these securities, EUR 27,881 million related to Spanish government debt.

The detail, by term to maturity, of the debt instruments pledged as security for certain commitments, is as follows:

	Millions of euros
	1 day	1 week	1 month	3 months	6 months	1 year	More than 12 months	Total

Government debt securities	12,590	29,778	13,476	6,623	5,154	4,713	1,012	73,346
Other debt instruments	5,078	240	1,202	982	703	910	1,770	10,885

Total	17,668	30,018	14,678	7,605	5,857	5,623	2,782	84,231

There are no particular conditions relating to the pledge of these assets that need to be disclosed.

Note 29 contains a detail of the valuation adjustments recognized in equity on available-for-sale financial assets.

Note 51 contains a detail of the residual maturity periods of Available-for-sale financial assets and of Loans and receivables and of the related average interest rates.

8.	Equity instruments

a)	Breakdown

The detail, by classification and type, of Equity instruments in the consolidated balance sheets is as follows:

	Millions of euros
	2014	2013	2012

Classification:
Financial assets held for trading	12,920	4,967	5,492
Other financial assets at fair value through profit or loss	879	866	688
Available-for-sale financial assets	5,001	3,955	4,542

	18,800	9,788	10,722

Type:
Shares of Spanish companies	3,102	2,629	3,338
Shares of foreign companies	12,773	4,711	4,726
Investment fund units and shares	2,925	2,448	2,658

	18,800	9,788	10,722

Note 29 contains a detail of the valuation adjustments recognized in equity on available-for-sale financial assets, and also the related impairment losses.

b)	Changes

The changes in Available-for-sale financial assets-Equity instruments were as follows:

	Millions of euros
	2014	2013	2012

Balance at beginning of year	3,955	4,542	5,024
Changes in the scope of consolidation	—	—	—
Net additions (disposals)	743	(722)	(666)
Of which:
Bank of Shanghai Co., Ltd.	396	—	—
SAREB	—	44	164
Valuation adjustments and other items	303	135	184

Balance at end of year	5,001	3,955	4,542

The main acquisitions and disposals made in 2014, 2013 and 2012 were as follows:

i.	Bank of Shanghai Co., Ltd.

In May 2014 the Group acquired 8% of Bank of Shanghai Co., Ltd. for EUR 396 million.

ii.	Sociedad de Gestión de Activos Procedentes de la Reestructuración Bancaria, S.A. (SAREB)

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

c)	Notifications of acquisitions of investments

The notifications made by the Bank in 2014, in compliance with Article 155 of the Spanish Limited Liability Companies Law and Article 53 of Spanish Securities Market Law 24/1998, of the acquisitions and disposals of holdings in investees are listed in Exhibit IV.

9.	Trading derivatives (assets and liabilities) and Short positions

a)	Trading derivatives

The detail, by type of inherent risk, of the fair value of the trading derivatives entered into by the Group is as follows (see Note 36):

	Millions of euros
	2014		2013		2012
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Interest rate risk	56,878	56,710	43,185	43,154	89,404	86,956
Currency risk	16,201	17,418	11,315	10,181	16,516	16,692
Price risk	2,800	4,118	3,247	4,609	3,289	5,081
Other risks	979	802	1,152	943	1,110	1,014

	76,858	79,048	58,899	58,887	110,319	109,743

b)	Short positions

Following is a breakdown of the short positions:

	Millions of euros
	2014	2013	2012

Borrowed securities:
Debt instruments	3,303	3,921	5,371
Of which: Santander UK plc	2,537	3,260	4,989
Equity instruments	1,557	189	551
Of which: Santander UK plc	1,435	7	59
Short sales:
Debt instruments	12,768	11,840	9,259
Of which:
Banco Santander, S.A.	7,093	6,509	5,946
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander, Mexico	1,561	2,882	3,266
Banco Santander (Brasil) S.A.	3,476	2,388	—
Equity instruments	—	1	—

	17,628	15,951	15,181

10.	Loans and advances to customers

a)	Detail

The detail, by classification, of Loans and advances to customers in the consolidated balance sheets is as follows:

	Millions of euros
	2014	2013	2012

Financial assets held for trading	2,921	5,079	9,162
Other financial assets at fair value through profit or loss	8,971	13,196	13,936
Loans and receivables	722,819	650,581	696,014
Of which:
Disregarding impairment losses	750,036	675,484	721,436
Impairment losses	(27,217)	(24,903)	(25,422)
Of which, due to country risk	(7)	(31)	(42)

	734,711	668,856	719,112

Loans and advances to customers disregarding impairment losses (*)	761,928	693,759	744,534

(*)	Includes Valuation adjustments for accrued interest receivable and other items amounting to EUR 3,402 million at December 31, 2014 (2013: EUR 2,593 million; 2012: EUR 3,481 million).

Note 51 contains a detail of the residual maturity periods of loans and receivables and of the related average interest rates.

Note 54 shows the Group’s total exposure, by origin of the issuer.

There are no loans and advances to customers for material amounts without fixed maturity dates.

b)	Breakdown

Following is a breakdown, by loan type and status, geographical area of residence and interest rate formula, of the loans and advances to customers of the Group, which reflect the Group’s exposure to credit risk in its core business, disregarding impairment losses:

	Millions of euros
	2014	2013	2012

Loan type and status:
Commercial credit	18,900	11,898	12,054
Secured loans	440,827	396,432	428,259
Reverse repurchase agreements	3,993	13,223	19,383
Other term loans	228,752	203,267	218,728
Finance leases	15,353	15,871	16,241
Receivable on demand	10,329	10,155	11,087
Non-performing assets	40,372	40,320	35,301
Valuation adjustments for Accrued interest receivable and other items	3,402	2,593	3,481

	761,928	693,759	744,534

Geographical area:
Spain	172,371	173,852	200,014
European Union (excluding Spain)	353,674	328,118	335,727
United States and Puerto Rico	71,764	43,566	51,186
Other OECD countries	60,450	54,713	56,474
Latin America (non-OECD)	93,145	84,000	92,491
Rest of the world	10,524	9,510	8,642

	761,928	693,759	744,534

Interest rate formula:
Fixed rate	363,679	280,188	299,937
Floating rate	398,249	413,571	444,597

	761,928	693,759	744,534

At December 31, 2014, the Group had granted loans amounting to EUR 17,465 million (December 31, 2013: EUR 13,374 million; December 31, 2012: EUR 16,884 million) to the Spanish public sector (which had ratings of BBB at December 31, 2014, 2013 and 2012), and EUR 7,053 million to the public sector in other countries (December 31, 2013: EUR 4,402 million; December 31, 2012: EUR 4,983 million). At December 31, 2014, the breakdown of this amount by issuer rating was as follows: 1.9% AAA, 37% AA, 0.4% A, 51.6% BBB and 9.1% below BBB.

At December 31, 2014, the Group had EUR 697,038 million of loans and advances to customers classified as other than non-performing (excluding loans granted to the public sector). The percentage breakdown of these loans and advances by counterparty credit quality is as follows: 7.3% AAA, 16.2% AA, 17.06% A, 25.81% BBB and 33.62% below BBB.

The above-mentioned ratings were obtained by converting the internal ratings assigned to customers by the Group into the external ratings classification established by Standard & Poor’s, in order to make them more readily comparable.

Following is a detail, by activity, of the loans and advances to customers at December 31, 2014, net of impairment losses:

	Millions of euros
	Total	Without collateral	Secured loans
			Net exposure		Loan to value ratio (a)
			Of which: Property collateral	Of which: Other collateral	Less than or equal to 40%	More than 40% and less than or equal to 60%	More than 60% and less than or equal to 80%	More than 80% and less than or equal to 100%	More than 100%
Public sector	24,473	22,930	318	1,225	311	309	134	163	626
Other financial institutions	26,776	20,584	467	5,725	2,652	359	713	2,166	302
Non-financial companies and sole proprietors	249,171	128,943	62,510	57,718	24,916	19,063	21,750	39,524	14,975
Of which:
Construction and property development	23,484	1,799	16,269	5,416	5,061	2,868	2,873	9,290	1,593
Civil engineering construction	2,695	1,610	180	905	155	61	359	84	426
Large companies	133,940	87,678	12,665	33,597	6,671	5,191	5,310	20,361	8,729
SMEs and individual traders	89,052	37,856	33,396	17,800	13,029	10,943	13,208	9,789	4,227
Other households and non-profit institutions serving households	440,156	94,125	308,046	37,985	58,867	92,151	114,028	48,525	32,460
Of which:
Residential	305,484	3,327	300,824	1,333	53,933	86,828	108,676	43,322	9,398
Consumer loans	120,495	86,379	1,887	32,229	2,905	3,760	3,404	1,835	22,212
Other purposes	14,177	4,419	5,335	4,423	2,029	1,563	1,948	3,368	850

Subtotal	740,576	266,582	371,341	102,653	86,746	111,882	136,625	90,378	48,363

Less: collectively assessed impairment losses	5,865

Total	734,711

Memorandum item
Refinanced and restructured transactions	44,634	10,044	17,157	17,433	4,472	5,830	9,384	5,802	9,102

(a)	The ratio of the carrying amount of the Loans and advances to customers at December 31, 2014 to the latest available appraisal value of the collateral.

Note 54 contains information relating to the restructured/refinanced Loans and advances to customers.

c)	Impairment losses

The changes in the impairment losses on the assets making up the balances of Loans and receivables—Loans and advances to customers, Loans and receivables - Loans and advances to credit institutions (see Note 6) and Loans and receivables—Debt instruments (see Note 7) were as follows:

	Millions of euros
	2014	2013	2012

Balance at beginning of year	24,959	25,467	18,858
Net impairment losses charged to income for the year	11,857	12,054	19,839
Of which:
Impairment losses charged to income	16,518	17,551	23,002
Impairment losses reversed with a credit to income	(4,661)	(5,497)	(3,163)
Changes in the scope of consolidation (Note 3)	—	—	(266)
Charge-off of non-performing balances against recorded impairment allowance	(11,827)	(10,626)	(11,346)
Exchange differences and other changes	2,332	(1,936)	(1,618)

Balance at end of year	27,321	24,959	25,467

Of which:
By method of assessment:
Individually assessed	21,449	21,604	21,540
Of which: due to country risk (Note 2.g)	20	42	42
Collectively assessed	5,872	3,355	3,927
By classification of assets:
Loans and advances to credit institutions (Note 6)	79	37	30
Debt instruments (Note 7)	25	19	15
Loans and advances to customers	27,217	24,903	25,422

The decrease in allowances for credit losses experienced in 2013 was associated with two factors: (i) lower levels of provisioning in Brazil, the United Kingdom, Portugal, Santander Consumer Finance and the United States; and (ii) the progressive stabilization of the Spanish economy, featuring a slower pace of GDP shrinkage in the year - in comparison with 2012 -, together with positive growth in the last two quarters, for the first time since 2011, a certain improvement in private consumer spending and a containment of the unemployment rate. In 2014 the credit loss provisions remained stable in overall terms. The amount of these provisions was influenced by two factors: (i) lower provisions, particularly in Spain, Portugal, the United Kingdom and Brazil; and (ii) growth in the USA as a result of the consolidation of Santander Consumer USA Holdings, Inc.

Previously charged-off assets recovered in 2014, 2013 and 2012 amounted to EUR 1,336 million, EUR 1,068 million and EUR 1,316 million, respectively. Taking into account these amounts and those recognized in Impairment losses charged to income for the year in the foregoing table, impairment losses on Loans and receivables amounted to EUR 10,521 million in 2014, EUR 10,986 million in 2013 and EUR 18,523 million in 2012.

d)	Non-performing assets

The detail of the changes in the balance of the financial assets classified as Loans and receivables—Loans and advances to customers and considered to be non-performing due to credit risk is as follows:

	Millions of euros
	2014	2013	2012

Balance at beginning of year	40,320	35,301	31,257
Net additions	9,841	16,438	16,167
Charged-off assets	(11,827)	(10,626)	(11,346)
Changes in the scope of consolidation	497	699	(626)
Exchange differences and other	1,541	(1,492)	(151)

Balance at end of year	40,372	40,320	35,301

This amount, after deducting the related allowances, represents the Group’s best estimate of the discounted value of the flows that are expected to be recovered from the non-performing assets.

At December 31, 2014, the Group’s charged-off assets totaled EUR 35,654 million (December 31, 2013: EUR 30,006 million; December 31, 2012: EUR 28,745 million).

Following is a detail of the financial assets classified as Loans and receivables and considered to be non-performing due to credit risk at December 31, 2014, classified by geographical location of risk and by age of the oldest past-due amount:

	Millions of euros
	With no past-due balances or less than 3 months past due	With balances past due by
		3 to 6 months	6 to 9 months	9 to 12 months	More than 12 months	Total

Spain	6,664	2,764	909	866	9,404	20,607
European Union (excluding Spain)	2,027	2,520	908	767	3,532	9,754
United States and Puerto Rico	661	626	58	29	329	1,703
Other OECD countries	272	1,364	259	239	1,726	3,860
Latin America (non-OECD)	1,324	338	933	841	1,012	4,448
Rest of the world	—	—	—	—	—	—

	10,948	7,612	3,067	2,742	16,003	40,372

The detail at December 31, 2013 is as follows:

	Millions of euros
	With no past-due balances or less than 3 months past due	With balances past due by
		3 to 6 months	6 to 9 months	9 to 12 months	More than 12 months	Total

Spain	6,876	3,327	1,707	1,700	8,255	21,865
European Union (excluding Spain)	1,791	3,141	994	763	3,461	10,150
United States and Puerto Rico	322	178	78	43	417	1,038
Other OECD countries	231	1,377	346	273	626	2,853
Latin America (non-OECD)	600	1,332	877	787	816	4,412
Rest of the world	—	—	—	—	2	2

	9,820	9,355	4,002	3,566	13,577	40,320

The detail at December 31, 2012 is as follows:

	Millions of euros
	With no past-due balances or less than 3 months past due	With balances past due by
		3 to 6 months	6 to 9 months	9 to 12 months	More than 12 months	Total

Spain	3,268	3,364	2,058	1,263	6,372	16,325
European Union (excluding Spain)	233	3,782	1,232	821	3,280	9,348
United States and Puerto Rico	327	216	111	83	484	1,221
Other OECD countries	117	1,209	235	206	476	2,243
Latin America (non-OECD)	430	2,096	1,446	1,119	1,072	6,163
Rest of the world	—	—	—	—	1	1

	4,375	10,667	5,082	3,492	11,685	35,301

Set forth below for each class of non-performing assets are the gross amount, associated allowances and information relating to the collateral and/or other credit enhancements obtained at December 31, 2014:

	Millions of euros
	Gross amount	Allowance recognized	Estimated collateral value (*)

Without associated collateral	15,532	10,482	—
With property collateral	23,718	8,241	14,271
With other collateral	1,122	623	482

Balance as at end of year	40,372	19,346	14,753

(*)	Including the estimated value of the collateral associated with each loan. Accordingly, any other cash flows that may be obtained, such as those arising from borrowers’ personal guarantees, are not included.

When classifying assets in the foregoing table, the main factors considered by the Group to determine whether an asset has become non-performing are the existence of amounts past due -assets non-performing due to arrears- or other circumstances that lead it to believe that not all the contractual cash flows will be recovered -assets non-performing for reasons other than arrears-, such as a deterioration of the borrower’s financial situation, the worsening of its capacity to generate funds or difficulties experienced by it in accessing credit.

Loans classified as standard: past-due amounts receivable

In addition, at December 31, 2014, there were assets with amounts receivable that were past due by three months or less, the detail of which, by age of the oldest past-due amount, is as follows:

	Millions of euros
	Less than 1 month	1 to 2 months	2 to 3 months

Loans and advances to customers	2,222	710	406
Public sector	8	—	—
Private sector	2,214	710	406

Total	2,222	710	406

e)	Securitization

Loans and advances to customers includes, inter alia, the securitized loans transferred to third parties on which the Group has retained the risks and rewards, albeit partially, and which therefore, in accordance with the applicable accounting standards, cannot be derecognized . The breakdown of the securitized loans, by type of original financial instrument, and of the securitized loans derecognized because the stipulated requirements were met (see Note 2.e) is shown below. Note 22 details the liabilities associated with these securitization transactions.

	Millions of euros
	2014	2013	2012

Derecognized	2,391	3,618	6,251
Of which
Securitized mortgage assets	2,391	3,618	6,249
Other securitized assets	—	—	2

Retained on the balance sheet	100,503	78,229	95,981
Of which
Securitized mortgage assets	57,808	56,277	69,354
Of which: UK assets	36,475	45,296	56,037
Other securitized assets(*)	42,695	21,952	26,627

Total	102,894	81,847	102,232

(*)	The increase in Other securitized assets with respect to December 31, 2013 relates mainly to the acquisition of control of SCUSA by the Group in January 2014 (see Note 3).

Securitization is used as a tool for the management of regulatory capital and as a means of diversifying the Group’s liquidity sources. In 2014, 2013 and 2012 the Group did not derecognize any of the securitizations performed, and the balance shown as derecognized for those years relates to securitizations performed in prior years.

The loans derecognized include assets of Santander Holdings USA, Inc. amounting to approximately EUR 1,942 million at December 31, 2014 (December 31, 2013: EUR 3,082 million; December 31, 2012: EUR 5,603 million) that were sold, prior to this company’s inclusion in the Group, on the secondary market for multifamily loans, and over which control was transferred and substantially all the associated risks and rewards were not retained. At December 31, 2014, the Group recognized under Other liabilities an obligation amounting to EUR 34 million (December 31, 2013: EUR 49 million; December 31, 2012: EUR 91 million), which represents the fair value of the retained credit risk.

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

The loans transferred through securitization are mainly mortgage loans, loans to companies and consumer loans.

11.	Hedging derivatives

The detail, by type of risk hedged, of the fair value of the derivatives qualifying for hedge accounting is as follows (see Note 36):

	Millions of euros
	2014		2013		2012
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Fair value hedges	5,072	5,321	5,403	4,146	7,467	5,492
Of which: Portfolio hedges	413	2,319	610	1,703	544	2,621
Cash flow hedges	2,094	1,650	1,766	1,023	344	553
Hedges of net investments in foreign operations	180	284	1,132	114	125	399

	7,346	7,255	8,301	5,283	7,936	6,444

Note 36 contains a description of the Group’s main hedges.

12.	Non-current assets held for sale

The detail of Non-current assets held for sale in the consolidated balance sheets is as follows:

	Millions of euros
	2014	2013	2012

Tangible assets	5,256	4,845	4,259
Of which:
Foreclosed assets	5,139	4,742	4,196
Of which: Property assets in Spain (Note 54)	4,597	4,146	3,674
Other tangible assets held for sale	117	103	63
Other assets	120	47	1,441

	5,376	4,892	5,700

At December 31, 2014, the allowance covering the value of the foreclosed and acquired assets amounted to EUR 5,404 million (2013: EUR 4,955 million; 2012: EUR 4,416 million), which represents a coverage ratio of 51.3% of the assets’ gross value (2013: 51.1%; 2012: 51.3%). The net charges recorded in those years amounted to EUR 339 million, EUR 335 million and EUR 449 million, respectively (see Note 50).

In 2014 the Group sold, for EUR 863 million, foreclosed properties with a gross carrying amount of EUR 1,246 million, for which allowance totaling EUR 425 million had been recognized. These sales gave rise to gains of EUR 42 million; in addition, other tangible assets were sold for EUR 64 million, giving rise to a gain of EUR 6 million (see Note 50).

At December 31, 2012, Other assets included assets amounting to EUR 1,370 million corresponding to the Santander UK credit card business. This business was sold for EUR 770 million on May 10, 2013, giving rise to a loss of EUR 14 million, which was recognized under Profit (loss) from discontinued operations (net) in the 2013 consolidated income statement.

13.	Investments

a)	Breakdown

The detail, by company, of Investments (see Note 2.b) is as follows:

	Millions of euros
	2014	2013	2012

Associates
Zurich Santander Insurance América, S.L.	997	826	1,013
Santander Insurance (Ireland)	288	—	—
Metrovacesa, S.A.	—	647	649
Other companies	490	356	295

	1,775	1,829	1,957

Jointly controlled entities
SAM Investment Holdings Limited	456	449	—
Aegon Santander Seguros	227	213	—
Unión de Créditos Inmobiliarios, S.A., EFC	178	189	172
Santander Consumer USA Inc.	—	2,159	2,026
Other companies	835	697	299

	1,696	3,707	2,497

b)	Changes

The changes in Investments were as follows:

	Millions of euros
	2014	2013	2012

Balance at beginning of year	5,536	4,454	4,155
Acquisitions (disposals) and capital increases (reductions)	80	422	34
Changes in the scope of consolidation (Note 3)	(2,383)	769	394
Of which:
Santander Consumer USA Inc.	(2,159)	—	—
Metrovacesa Group	(642)	—	—
Santander Insurance (Ireland)	285	—	—
SAM Investment Holdings Limited	—	449	—
Aegon Santander Seguros	—	211	—
Effect of equity accounting (Note 41)	243	500	427
Dividends paid and reimbursements of share premium	(178)	(303)	(508)
Exchange differences and other changes	173	(306)	(48)

Balance at end of year	3,471	5,536	4,454

c)	Impairment losses

In 2014, 2013 and 2012 there was no evidence of material impairment on the Group’s investments.

d)	Other information

Following is a summary of the financial information on the companies accounted for using the equity method (obtained from the information available at the date of preparation of the financial statements):

	Millions of euros
	2014	2013	2012

Total assets	40,749	63,443	54,367
Total liabilities	(36,120)	(55,483)	(46,933)

Net assets	4,629	7,960	7,434

Group’s share of net assets	2,272	3,755	2,769
Goodwill	1,199	1,781	1,685
Of which:
Zurich Santander Insurance América, S.L.	526	526	526
Santander Insurance (Ireland)	205	—	—
Santander Consumer USA Inc.	—	937	979

Total Group share	3,471	5,536	4,454

Total income	9,780	11,756	10,232

Total profit	750	1,029	612

Group’s share of profit	243	500	427

Following is a summary of the financial information for 2014 on the main associates and jointly controlled entities (obtained from the information available at the date of preparation of the financial statements):

	Millions of euros
	Total assets	Total liabilities	Total income	Total profit
Associates	18,042	(15,768)	6,285	514

Of which:
Zurich Santander Insurance América, S.L.	11,515	(10,551)	4,031	338

Jointly controlled entities	22,707	(20,352)	3,495	236

Of which:
SAM Investment Holdings Limited	963	(406)	1,016	118
Unión de Créditos Inmobiliarios, S.A., EFC	12,357	(12,002)	485	(3)
Aegon Santander Seguros	544	(230)	274	22

Total	40,749	(36,120)	9,780	750

At December 31, 2014 and 2013, the Group did not hold any ownership interests in jointly controlled entities or associates whose shares are listed. At December 31, 2012, the only investment in listed associates was the investment held in Metrovacesa, S.A., the fair value of which, based on its quoted price at December 31, 2012, was EUR 761 million (EUR 2.21 per share).

14.	Insurance contracts linked to pensions

The detail of Insurance contracts linked to pensions in the consolidated balance sheets is as follows:

	Millions of euros
	2014	2013	2012

Assets relating to insurance contracts covering post-employment benefit plan obligations:
Banco Santander, S.A.	345	342	214
Banco Español de Crédito, S.A.	—	—	190
Other Spanish companies	—	—	1

	345	342	405

In 2012 the Group entered into an agreement with Generali España, S.A. to terminate a portion of the insurance contracts linked to pensions which it held with this insurance company (see Note 25.c).

15.	Liabilities under insurance contracts and Reinsurance assets

The detail of Liabilities under insurance contracts and Reinsurance assets in the consolidated balance sheets (see Note 2.j) is as follows:

	Millions of euros
	2014			2013			2012
Technical provisions for:	Direct insurance and reinsurance assumed	Reinsurance ceded	Total (balance payable)	Direct insurance and reinsurance assumed	Reinsurance ceded	Total (balance payable)	Direct insurance and reinsurance assumed	Reinsurance ceded	Total (balance payable)

Unearned premiums and unexpired risks	107	(34)	73	245	(36)	209	137	(68)	69
Life insurance	157	(146)	11	546	(183)	363	479	(229)	250
Claims outstanding	378	(107)	271	315	(55)	261	391	(61)	330
Bonuses and rebates	15	(8)	7	25	(6)	19	14	—	14
Other technical provisions	56	(45)	11	299	(76)	222	404	(66)	338

	713	(340)	373	1,430	(356)	1,074	1,425	(424)	1,001

The reduction in the amount of Direct insurance and reinsurance assumed at December 31, 2014 is due to the sale of the insurance companies in Ireland -Santander Insurance Life Limited, Santander Insurance Europe Limited and Santander Insurance Services Ireland Limited- (see Note 3).

On July 19, 2012 the Group entered into an agreement with Abbey Life Assurance Company Limited (“Abbey Life Assurance”), a subsidiary of Deutsche Bank, for Abbey Life Assurance to reinsure the entire individual life risk portfolios of the Santander Group insurance companies in Spain and Portugal. Under this agreement, the Group transferred to Abbey Life Assurance, in exchange for a non-refundable up-front amount calculated on the basis of market conditions, its annual renewable life insurance policy portfolio at June 30, 2012 and the potential renewals of these policies. Abbey Life Assurance assumed, from the agreement date, all the risks and rewards relating to the term of these policies and their potential renewals (i.e. both the risk of changes in the actual rates of mortality and permanent total disability compared with the estimated rates, and the lapse risk of the portfolio, credit risk on the part of the insureds, etc.). The Group is continuing to carry out the administrative management (servicing) of these policies, as agent, and receives in exchange from Abbey Life Assurance a market consideration independent of the up-front amount received.

Since the significant risks and rewards have been transferred, this transaction gave rise to income of EUR 435 million recognized under Other operating income - Income from insurance and reinsurance contracts issued in the 2012 consolidated income statement (EUR 308 million net of tax).

16.	Tangible assets

a)	Changes

The changes in Tangible assets in the consolidated balance sheets were as follows:

	Millions of euros
	For own use	Leased out under an operating lease	Investment property	Total

Cost:
Balances as at January 1, 2012	14,602	3,076	4,307	21,985
Additions/disposals (net) due to change in the scope of consolidation	41	(11)	(69)	(39)
Additions/disposals (net)	795	(105)	105	795
Transfers, exchange differences and other items	342	157	(78)	421

Balances as at December 31, 2012	15,780	3,117	4,265	23,162
Additions/disposals (net) due to change in the scope of consolidation	(17)	—	541	524
Additions/disposals (net)	1,021	(124)	(23)	874
Transfers, exchange differences and other items	(989)	212	(139)	(916)

Balances as at December 31, 2013	15,795	3,205	4,644	23,644
Additions/disposals (net) due to change in the scope of consolidation	229	2,472	3,296	5,997
Additions/disposals (net)	952	4,868	(774)	5,046
Transfers, exchange differences and other items	375	(79)	258	554

Balances as at December 31, 2014	17,351	10,466	7,424	35,241

Accumulated depreciation:
Balances as at January 1, 2012	(6,782)	(832)	(129)	(7,743)
Disposals due to change in the scope of consolidation	44	—	7	51
Disposals	423	229	8	660
Charge for the year	(1,059)	(1)	(13)	(1,073)
Transfers, exchange differences and other items	(252)	(265)	(37)	(554)

Balances as at December 31, 2012	(7,626)	(869)	(164)	(8,659)
Disposals due to change in the scope of consolidation	16	—	—	16
Disposals	280	179	14	473
Charge for the year	(1,020)	(1)	(17)	(1,038)
Transfers, exchange differences and other items	416	(235)	(36)	145

Balances as at December 31, 2013	(7,934)	(926)	(203)	(9,063)
Disposals due to change in the scope of consolidation	4	—	—	4
Disposals	403	157	43	603
Charge for the year	(1,048)	—	(12)	(1,060)
Transfers, exchange differences and other items	(404)	(1,009)	(22)	(1,435)

Balances as at December 31, 2014	(8,979)	(1,778)	(194)	(10,951)

	Millions of euros
	For own use	Leased out under an operating lease	Investment property	Total

Impairment losses:
Balances as at January 1, 2012	(23)	(46)	(327)	(396)
Impairment charge for the year	(10)	(23)	(185)	(218)
Disposals due to change in the scope of consolidation	—	—	(50)	(50)
Exchange differences	15	1	6	22

Balances as at December 31, 2012	(18)	(68)	(556)	(642)
Impairment charge for the year	(53)	(24)	(260)	(337)
Disposals due to change in the scope of consolidation	—	—	39	39
Exchange differences	(3)	—	16	13

Balances as at December 31, 2013	(74)	(92)	(761)	(927)
Impairment charge for the year	(5)	(31)	(112)	(148)
Disposals due to change in the scope of consolidation	—	—	28	28
Exchange differences	31	—	(18)	13

Balances as at December 31, 2014	(48)	(123)	(863)	(1,034)

Tangible assets, net:
Balances as at December 31, 2012	8,136	2,179	3,545	13,860
Balances as at December 31, 2013	7,787	2,187	3,680	13,654
Balances as at December 31, 2014	8,324	8,565 (*)	6,367 (*)	23,256

(*)	The increases in 2014 in Tangible assets - Leased out under an operating lease and Tangible assets - Investment property are due to the business combinations of SCUSA and Metrovacesa, S.A., respectively (see Note 3.b.xi and 3.b.xvi).

b)	Property, plant and equipment for own use

The detail, by class of asset, of Property, plant and equipment - For own use in the consolidated balance sheets is as follows:

	Millions of euros
	Cost	Accumulated depreciation	Impairment losses	Carrying amount

Land and buildings	5,735	(1,583)	(18)	4,134
IT equipment and fixtures	4,174	(3,087)	—	1,087
Furniture and vehicles	5,403	(2,873)	—	2,530
Construction in progress and other items	468	(83)	—	385

Balances as at December 31, 2012	15,780	(7,626)	(18)	8,136

Land and buildings	5,781	(1,624)	(74)	4,083
IT equipment and fixtures	4,168	(3,271)	—	897
Furniture and vehicles	5,616	(2,983)	—	2,633
Construction in progress and other items	230	(56)	—	174

Balances as at December 31, 2013	15,795	(7,934)	(74)	7,787

Land and buildings	5,829	(1,790)	(48)	3,991
IT equipment and fixtures	4,716	(3,722)	—	994
Furniture and vehicles	6,494	(3,409)	—	3,085
Construction in progress and other items	312	(58)	—	254

Balances as at December 31, 2014	17,351	(8,979)	(48)	8,324

The carrying amount at December 31, 2014 in the foregoing table includes the following approximate amounts:

•	EUR 6,161 million (December 31, 2013 and 2012: EUR 5,615 million) relating to property, plant and equipment owned by Group entities and branches located abroad.

•	EUR 187 million (December 31, 2013: EUR 138 million; December 31, 2012: EUR 208 million) relating to property, plant and equipment being acquired under finance and operating leases by the consolidated entities.

c)	Investment property

The fair value of investment property at December 31, 2014 amounted to EUR 6,366 million (2013: EUR 3,689 million; 2012: EUR 3,548 million). A comparison of the fair value of investment property at December 31, 2014 with the carrying amount gives rise to unrealized gross losses of EUR 1 million (gross gains of EUR 9 million and EUR 3 million at December 31, 2013 and 2012, respectively).

The rental income earned from investment property and the direct costs related both to investment properties that generated rental income in 2014, 2013 and 2012 and to investment properties that did not generate rental income in those years are not material in the context of the consolidated financial statements.

d)	Sale of properties

In 2007 and 2008 the Group sold ten hallmark properties, 1,152 Bank branch offices in Spain and its head office complex (Ciudad Financiera or Santander Business Campus) to various buyers. Also, the Group entered into operating leases (with maintenance, insurance and taxes payable by the Group) on those properties with the buyers for various fixed terms (12 to 15 years for the hallmark properties, 24 to 26 years for the branch offices and 40 years for the Santander Business Campus), with various rent review agreements applicable during those periods and the possible extensions thereof. The agreements between the parties also provided for purchase options that in general are exercisable by the Group on final expiry of the leases at the market value of the properties on the expiry dates; the market value will be determined, where appropriate, by independent experts.

The rental expense recognized by the Group in 2014 in connection with these operating lease agreements amounted to EUR 292 million (2013: EUR 286 million; 2012: EUR 269 million). At December 31, 2014, the present value of the minimum future payments that the Group will incur in the compulsory term amounted to EUR 239 million payable within one year, EUR 820 million payable at between one and five years and EUR 1,708 million payable at more than five years.

17.	Intangible assets – Goodwill

The detail of Goodwill, based on the cash-generating units giving rise thereto, is as follows:

	Millions of euros
	2014	2013	2012

Santander UK	9,540	8,913	9,105
Banco Santander (Brazil)	6,129	5,840	7,035
Santander Consumer USA (Note 3)	2,762	—	—
Bank Zachodni WBK	2,418	2,487	2,210
Santander Bank NA	1,691	1,489	1,556
Santander Consumer Germany	1,315	1,315	1,315
Banco Santander Totta	1,040	1,040	1,040
Banco Santander - Chile	675	687	788
Santander Consumer Bank (Nordics) (Note 3)	564	171	186
Grupo Financiero Santander (Mexico)	561	541	558
Other companies	853	798	833

Total goodwill	27,548	23,281	24,626

The changes in Goodwill were as follows:

	Millions of euros
	2014	2013	2012

Balance at beginning of year	23,281	24,626	25,089
Additions (Note 3)	3,176	398	87
Of which:
Santander Consumer USA	2,482	—	—
Santander Consumer Bank (Nordics)	408	—	—
Getnet Tecnologia Em Captura e Processamento de Transações H.U.A.H. S.A. - Banco Santander (Brazil)	229	—	—
Financiera El Corte Inglés, E.F.C., S.A.	32	—	—
Bank Zachodni WBK	—	326	—
Impairment losses	(2)	(40)	(156)
Of which:
Santander Consumer Bank S.p.A. (Italy)	—	—	(156)
Disposals or changes in scope of consolidation (Note 3)	—	(39)	—
Exchange differences and other items	1,093	(1,664)	(394)

Balance at end of year	27,548	23,281	24,626

The Group has goodwill generated by cash-generating units located in non-euro currency countries (mainly the UK, Brazil, the United States, Poland, Chile, Norway, Sweden and Mexico) and, therefore, this gives rise to exchange differences on the translation to euros, at closing rates, of the amounts of goodwill denominated in foreign currencies. Accordingly, in 2014 goodwill increased by EUR 1,093 million due to exchange differences (see Note 29-c) which, pursuant to current regulations, were recognized with a credit to Valuation adjustments - Exchange differences in equity in the consolidated statement of recognized income and expense.

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

The amount to be recovered of each cash-generating unit is determined taking into consideration the carrying amount (including any fair value adjustment arising on the business combination) of all the assets and liabilities of all the independent legal entities composing the cash-generating unit, together with the related goodwill.

The amount to be recovered of the cash-generating unit is compared with its recoverable amount in order to determine whether there is any impairment.

The Group’s directors assess the existence of any indication that might be considered to be evidence of impairment of the cash-generating unit by reviewing information including the following: (i) certain macroeconomic variables that might affect its investments (population data, political situation, economic situation -including bankarisation-, among others) and (ii) various microeconomic variables comparing the investments of the Group with the financial services industry of the country in which the cash-generating unit carries on most of its business activities (balance sheet composition, total funds under management, results, efficiency ratio, capital adequacy ratio, return on equity, among others).

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

In addition, the Group performs estimates of the recoverable amounts of certain cash-generating units by calculating their value in use using discounted cash flow projections. The main assumptions used in this calculation are: (i) earnings projections based on the financial budgets approved by the Group’s directors which normally cover a five-year period (unless a longer time horizon can be justified), (ii) discount rates determined as the cost of capital taking into account the risk-free rate of return plus a risk premium in line with the market and the business in which the units operate and (iii) constant growth rates used in order to extrapolate earnings to perpetuity which do not exceed the long-term average growth rate for the market in which the cash-generating unit in question operates.

The cash flow projections used by Group management to obtain the values in use are based on the financial budgets approved by both local management of the related local units and the Group’s directors. The Group’s budgetary estimation process is common for all the cash-generating units. The local management teams prepare their budgets using the following key assumptions:

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

Following is a detail of the main assumptions used in determining the recoverable amount, at 2014 year-end, of the most significant cash-generating units which were valued using the discounted cash flow method:

	Projected period	Discount rate (*)	Nominal perpetual growth rate
Santander UK	5 years	9.9%	2.5%
Banco Santander (Brazil)	5 years	14.4%	7.0%
Santander Bank NA	5 years	9.6%	2.5%
Santander Consumer Germany	5 years	9.2%	2.5%
Santander Consumer USA	3 years	10.5%	3.0%
Banco Santander Totta	5 years	11.2%	2.5%

(*)	Post-tax discount rate for the purpose of consistency with the earnings projections used.

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

The recoverable amount of Bank Zachodni WBK, Banco Santander - Chile and Grupo Financiero Santander (México) was calculated as the fair values of the aforementioned cash-generating units obtained from the market prices of their shares at year-end. This value exceeded the recoverable amount.

Based on the foregoing, and in accordance with the estimates, projections and sensitivity analyses available to the Bank’s directors, in 2014 the Group recognized impairment losses on goodwill totaling EUR 2 million (2013: EUR 40 million; 2012: EUR 156 million) under Impairment losses on other assets (net) - Goodwill and other intangible assets. In 2012 the impairment losses recognized, which were due mainly to the deterioration of business expectations, related mainly to Group subsidiaries in Italy.

At December 31, 2014, none of the cash-generating units with significant goodwill had a recoverable amount approximating their carrying amount, except for Santander Consumer USA, the recoverable amount of which is very close to its carrying amount since the business combination took place in 2014. The recoverable amount is considered to be close to the carrying amount when reasonable changes in the main assumptions used in the valuation cause the recoverable amount to be below the carrying amount.

18.	Intangible assets - Other intangible assets

The detail of Intangible assets - Other intangible assets in the consolidated balance sheets and of the changes therein in 2014, 2013 and 2012 is as follows:

		Millions of euros
	Estimated useful life	December 31, 2013	Net additions and disposals	Change in scope of consolidation	Amortization and impairment	Application of amortization and impairment	Exchange differences and other	December 31, 2014

With indefinite useful life:
Brand names		15	—	43	—	—	3	61

With finite useful life:
IT developments	3 to 7 years	5,546	1,345	63	—	(1,731)	127	5,350
Other		1,132	(127)	525	—	(250)	14	1,294
Accumulated amortization		(3,603)	—	—	(1,227)	1,269	(62)	(3,623)
Impairment losses		(130)	—	—	(699)	712	(112)	(229)

		2,960	1,218	631	(1,926)	—	30	2,853

		Millions of euros
	Estimated useful life	December 31, 2012	Net additions and disposals	Change in scope of consolidation	Amortization and impairment	Application of amortization and impairment	Exchange differences and other	December 31, 2013

With indefinite useful life:
Brand names		14	2	—	—	—	(1)	15

With finite useful life:
IT developments	3 to 7 years	5,285	1,229	4	—	(679)	(293)	5,546
Other		1,373	(46)	37	—	(37)	(195)	1,132
Accumulated amortization		(3,106)	—	(3)	(1,353)	715	144	(3,603)
Impairment losses		(130)	—	—	(1)	1	—	(130)

		3,436	1,185	38	(1,354)	—	(345)	2,960

		Millions of euros
	Estimated useful life	December 31, 2011	Net additions and disposals	Change in scope of consolidation	Amortization and impairment	Application of amortization and impairment	Exchange differences and other	December 31, 2012

With indefinite useful life:
Brand names		14	—	—	—	—	—	14

With finite useful life:
IT developments	3 to 7 years	5,127	1,098	45	—	(911)	(74)	5,285
Other		1,494	545	11	—	(552)	(125)	1,373
Accumulated amortization		(3,150)	—	(28)	(1,110)	1,139	43	(3,106)
Impairment losses		(491)	—	—	5	324	32	(130)

		2,994	1,643	28	(1,105)	—	(124)	3,436

Impairment losses of EUR 699 million were recognized under Impairment losses on other assets (net) in the consolidated income statement. These impairment losses relate mainly to the decline in or loss of the recoverable value of certain computer systems and applications as a result of the processes initiated by the Group to adapt to the various regulatory changes and to transform or integrate businesses.

19.	Other assets

The detail of Other assets is as follows:

	Millions of euros
	2014	2013	2012

Transactions in transit	727	127	224
Net pension plan assets (Note 25)	413	149	348
Prepayments and accrued income	2,001	2,114	1,756
Other	3,909	3,344	3,046
Inventories	1,099	80	173

	8,149	5,814	5,547

The increase in Inventories in 2014 relates mainly to the consolidation of the assets of Metrovacesa, S.A. (see Note 3).

20.	Deposits from central banks and Deposits from credit institutions

The detail, by classification, counterparty, type and currency, of Deposits from central banks and Deposits from credit institutions in the consolidated balance sheets is as follows:

	Millions of euros
	2014	2013	2012

Classification:
Financial liabilities held for trading	7,572	11,334	9,420
Of which:
Deposits from central banks	2,041	3,866	1,128
Deposits from credit institutions	5,531	7,468	8,292
Other financial liabilities at fair value through profit or loss	25,360	11,741	11,876
Of which:
Deposits from central banks	6,321	2,097	1,014
Deposits from credit institutions	19,039	9,644	10,862
Financial liabilities at amortized cost	122,437	86,322	131,670
Of which:
Deposits from central banks	17,290	9,788	50,938
Deposits from credit institutions	105,147	76,534	80,732

	155,369	109,397	152,966

Type:
Reciprocal accounts	704	755	508
Time deposits	85,178	55,839	92,491
Other demand accounts	4,893	3,425	3,225
Repurchase agreements	64,594	49,378	50,742
Central bank credit account drawdowns	—	—	6,000

	155,369	109,397	152,966

Currency:
Euro	86,539	63,947	98,808
Pound sterling	8,107	6,993	8,566
US dollar	34,646	27,509	34,904
Other currencies	26,077	10,948	10,688

	155,369	109,397	152,966

The increase in Deposits from central banks in 2014 is due to the Group’s participation in the European Central Bank’s targeted longer-term refinancing operations (TLTROs) in the last quarter of the year for the approximate amount of EUR 8.2 thousand million.

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

Note 51 contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates.

21.	Customer deposits

The detail, by classification, geographical area and type, of Customer deposits is as follows:

	Millions of euros
	2014	2013	2012

Classification:
Financial liabilities held for trading	5,544	8,500	8,897
Other financial liabilities at fair value through profit or loss	33,127	26,484	28,638
Financial liabilities at amortized cost	608,956	572,853	589,104

	647,627	607,837	626,639

Geographical area:
Spain	186,051	185,460	192,588
European Union (excluding Spain)	275,291	259,903	261,135
United States and Puerto Rico	51,291	43,773	45,129
Other OECD countries	55,003	47,541	47,948
Latin America (non-OECD)	79,848	71,004	79,682
Rest of the world	143	156	157

	647,627	607,837	626,639

Type:
Demand deposits-
Current accounts	200,752	167,787	144,305
Savings accounts	173,105	164,214	167,389
Other demand deposits	5,046	3,512	3,443
Time deposits-
Fixed-term deposits	222,756	225,471	257,583
Home-purchase savings accounts	71	102	132
Discount deposits	448	1,156	1,345
Hybrid financial liabilities	3,525	3,324	3,128
Other term deposits	484	463	590
Notice deposits	22	21	969
Repurchase agreements	41,418	41,787	47,755

	647,627	607,837	626,639

Note 51 contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates.

22.	Marketable debt securities

a)	Breakdown

The detail, by classification and type, of Marketable debt securities is as follows:

	Millions of euros
	2014	2013	2012

Classification:
Financial liabilities held for trading	—	1	1
Other financial liabilities at fair value through profit or loss	3,830	4,086	4,904
Financial liabilities at amortized cost	193,059	171,390	201,064

	196,889	175,477	205,969

Type:
Bonds and debentures outstanding	178,710	161,274	183,686
Notes and other securities	18,179	14,203	22,283

	196,889	175,477	205,969

Note 51 contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates in those years.

b)	Bonds and debentures outstanding

The detail, by currency of issue, of Bonds and debentures outstanding is as follows:

				December 31, 2014
				Outstanding issue amount in foreign currency (millions)	Annual interest rate (%)
	Millions of euros
Currency of issue	2014	2013	2012

Euro	89,803	85,120	111,173	89,803	2.65%
US dollar	39,992	25,641	26,186	48,554	2.31%
Pound sterling	19,613	20,237	24,707	15,276	2.89%
Brazilian real	18,707	15,017	14,581	60,251	10.82%
Hong Kong dollar	41	5,026	170	390	4.62%
Chilean peso	3,596	3,360	3,906	2,651,462	3.61%
Other currencies	6,958	6,873	2,963

Balance at end of year	178,710	161,274	183,686

The changes in Bonds and debentures outstanding were as follows:

	Millions of euros
	2014	2013	2012

Balance at beginning of year	161,274	183,686	185,530
Net inclusion of entities in the Group	7,024	—	(1,649)
Of which:
Santander Consumer USA Holdings Inc.(Note 3)	7,024	—	—
Issues	66,360	61,754	80,817
Of which:
Santander UK Group
Bonds in other currencies	18,608	23,491	32,162
Bond in pounds sterling	2,769	5,877	13,281
Banco Santander (Brasil) S.A.
Real estate letters of credit	9,551	4,989	5,359
Bonds	4,511	5,777	6,461
Agricultural letters of credit	1,756	478	1,612
Santander Consumer USA Holdings Inc.
Asset-backed securities	7,600	—	—
Santander International Debt, S.A. Sole-Shareholder Company:
Bonds - floating/fixed rate	4,853	4,654	9,727
Banco Santander, S.A.
Mortgage backed bonds – fixed rate	2,944	1,990	4,089
Territorial bonds - fixed rate	218	4,000	—
Bonds	—	323	—
Santander Consumer Finance, S.A. - Bonds	3,602	2,325	1,012
Banco Santander - Chile - Bonds	1,979	1,469	1,436
Banco Santander Totta S.A.- Mortgage debentures	1,746	—	—
Santander Consumer Bank AS - Bonds	470	443	816
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander - México Bonds	1,099	392	780
Motor 2014 PLC - Asset-backed securities	736	—	—
Bilkreditt 6 Limited - Asset-backed securities	638	—	—
Fondo de Titulización de Activos Pymes Santander 10 - Asset-backed securities	590	—	—
Svensk Autofinans WH 1 Ltd - Asset-backed securities	474	—	—
Santander International Products, Plc. - Bonds	341	65	—
SC Germany Auto 2014-1 UG (Haftungsbeschränkt) - Asset-backed securities	389	—	—
Santander Consumer Bank SA - Bonds	188	256	112
Santander Consumer Bank S.P.A. - Bonds - floating rate	35	100	—
Motor 2013 PLC - Asset-backed securities	—	598	—
Bilkreditt 5 Limited - Asset-backed securities	—	494	—
Bilkreditt 3 Limited - Asset-backed securities	—	468	—
SC Germany Auto 2013-12 UG - Asset-backed securities	—	466	—
Dansk Auto Finansiering 1 Ltd - Asset-backed securities	—	416	—
SC Germany Auto 2013-2 UG (Haftungsbeschränkt) - Asset-backed securities	—	407	—
SCF Rahoituspalvelut 2013 Limited - Asset-backed securities	—	384	—
Santander Holdings USA, Inc. - Bonds	—	362	453
Bilkreditt 4 Limited- Asset-backed securities	—	357	—
Trade Maps 3 Ireland Limited - Debentures - floating rate	—	313	—
Fondo de Titulización de Activos PYMES Santander 6 - Asset-backed securities	—	235	—
Banco Español de Crédito, S.A.
Mortgage-backed bonds - fixed rate	—	—	955
Bonds	—	—	949
Motor 2012 PLC - Asset-backed securities	—	—	895
Svensk Autofinans 1 Limited - Asset-backed securities	—	—	407
SCF Rahoituspalvelut Limited - Asset-backed securities	—	—	237
Redemptions	(60,883)	(73,619)	(78,706)
Of which:
Santander UK Group	(19,213)	(37,388)	(41,862)
Banco Santander (Brasil) S.A.	(14,359)	(8,246)	(9,346)
Banco Santander, S.A.	(12,391)	(11,434)	(6,542)
Santander International Debt, S.A. Sole-Shareholder Company	(6,967)	(10,437)	(8,479)
Banco Santander - Chile	(2,186)	(1,263)	(1,112)
Santander Consumer Finance, S.A.	(1,422)	(1,012)	(481)
Banco Santander Totta, S.A.	(1,095)	(962)	(1,014)
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	(726)	(62)	(11)
Brazil Foreign Diversified Payment Rights Finance Company	(655)	—	—
Santander International Products, Plc.	(610)	(1,605)	—
Santander Consumer Bank SA	(200)	(48)	(68)
Santander US Debt, S.A. Sole-Shareholder Company	—	(947)	(1,146)
Santander Consumer Bank AG	—	(6)	(863)
Banco Español de Crédito, S.A.	—	—	(6,401)
Santander Holdings USA, Inc.	—	—	(1,236)
Exchange differences	6,706	(5,590)	(636)
Other changes	(1,771)	(4,957)	(1,670)

Balance at end of year	178,710	161,274	183,686

c)	Notes and other securities

These notes were issued basically by Banco Santander, S.A., Santander Consumer Finance, S.A., Santander Commercial Paper, S.A. (Sole-Shareholder Company), Abbey National North America LLC, Santander UK plc, Abbey National Treasury Services plc, Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, Santander Securities Services, S.A. and Fondo de Titulización de Activos Santander 2.

d)	Guarantees

Set forth below is information on the liabilities secured by financial assets:

	Millions of euros
	2014	2013	2012

Asset-backed securities	39,594	30,020	35,853
Of which, mortgage-backed securities	18,059	22,843	29,938
Other mortgage securities	60,569	59,984	67,214
Of which: mortgage-backed bonds	29,227	32,717	38,500

	100,163	90,004	103,067

The main characteristics of the assets securing the aforementioned financial liabilities are as follows:

1.	Asset-backed securities:

a.	Mortgage-backed securities- these securities are secured by securitized mortgage assets (see Note 10.e) with average maturities of more than ten years that must: be a first mortgage for acquisition of principal or second residence, be current in payments, have a loan-to-value ratio below 80% and have a liability insurance policy in force covering at least the appraisal value. The value of the financial liabilities broken down in the foregoing table is lower than the balance of the assets securing them - securitized assets retained on the balance sheet - mainly because the Group repurchases a portion of the bonds issued, and in such cases they are not recognized on the liabilities side of the consolidated balance sheet.

b.	Other asset-backed securities- including asset-backed securities and notes issued by special-purpose vehicles secured mainly by mortgage loans that do not meet the foregoing requirements and other loans (mainly personal loans with average maturities of five years and loans to SMEs with average maturities of seven years).

2.	Other mortgage securities include mainly: (i) mortgage-backed bonds with average maturities of more than ten years that are secured by a portfolio of mortgage loans and credits (included in secured loans—see Note 10.b) which must: not be classified as at procedural stage; have available appraisals performed by specialized entities; have a loan-to-value ratio below 80% in the case of home loans and below 60% for loans for other assets and have sufficient liability insurance, (ii) other debt securities issued as part of the Group’s liquidity strategy in the UK, mainly covered bonds in the UK secured by mortgage loans and other assets.

The fair value of the guarantees received by the Group (financial and non-financial assets) which the Group is authorized to sell or pledge even if the owner of the guarantee has not defaulted is not material taking into account the Group’s financial statements as a whole.

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

The information required by Bank of Spain Circulars 7/2010 and 5/2011, by application of Royal Decree 716/2009, of April 24, is as follows:

Millions of euros

Face value of the outstanding mortgage loans and credits that support the issuance of mortgage-backed and mortgage bonds pursuant to Royal Decree 716/2009 (excluding securitized bonds)	68,306
Of which:
Loans eligible to cover issues of mortgage-backed securities	42,764
Transfers of assets retained on balance sheet: mortgage-backed certificates and other securitized mortgage assets	19,542

Mortgage-backed bonds

The mortgage-backed bonds (“cédulas hipotecarias”) issued by the Group entities are securities the principal and interest of which are specifically secured by mortgages, there being no need for registration in the Property Register and without prejudice to the issuer’s unlimited liability.

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

The outstanding mortgage-backed bonds issued by the Group totaled EUR 29,227 million at December 31, 2014 (all of which were denominated in euros), of which EUR 28,092 million were issued by Banco Santander, S.A. and EUR 1,135 million were issued by Santander Consumer Finance, S.A. The issues outstanding at December 31, 2014 and 2013 are detailed in the separate financial statements of each of these companies.

Mortgage-backed bond issuers have an early redemption option solely for the purpose of complying with the limits on the volume of outstanding mortgage-backed bonds stipulated by mortgage market regulations.

None of the mortgage-backed bonds issued by the Group entities had replacement assets assigned to them.

23.	Subordinated liabilities

a)	Breakdown

The detail, by currency of issue, of Subordinated liabilities in the consolidated balance sheets is as follows:

	Millions of euros			December 31, 2014
Currency of issue	2014	2013	2012	Outstanding issue amount in foreign currency (millions)	Annual interest rate (%)
Euro	5,901	4,600	5,214	5,901	3.80%
US dollar	5,525	4,413	3,932	6,708	5.35%
Pound sterling	1,776	2,750	3,292	1,383	8.10%
Brazilian real	2,267	2,734	4,409	7,302	11.07%
Other currencies	1,663	1,642	1,391

Balance at end of year	17,132	16,139	18,238

Of which, preference shares (acciones preferentes)	739	401	421

Of which, preference shares (participaciones preferentes)	6,239	3,652	4,319

Note 51 contains a detail of the residual maturity periods of subordinated liabilities at each year-end and of the related average interest rates in each year.

b)	Changes

The changes in Subordinated liabilities in the last three years were as follows:

	Millions of euros
	2014	2013	2012

Balance at beginning of year	16,139	18,238	22,992
Net inclusion of entities in the Group (Note 3)	—	237	(1)
Issues	4,351	1,027	2
Of which:
Banco Santander, S.A.	4,235	—	—
Banco Santander (Brasil) S.A.	115	—	—
Santander UK plc	—	599	—
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	—	235	—
Banco Santander - Chile	—	191	—
Redemptions and repurchases	(3,743)	(1,915)	(4,080)
Of which:
Santander Issuances, S.A., Sole-Shareholder Company	(1,425)	(608)	(1,253)
Santander Finance Preferred, S.A., Sole-Shareholder Company	(1,678)	(7)	(99)
Banco Santander (Brasil), S.A.	(379)	(663)	—
Banco Santander Chile	(174)	(7)	(168)
Banco Santander, S.A.	(61)	(28)	(66)
Santander Finance Capital, S.A., Sole-Shareholder Company	(21)	(4)	—
Santander Securities Services, S.A.	(3)	(6)	—
Abbey National Capital Trust I	—	(278)	(203)
Santander Holdings USA, Inc.	—	(193)	(264)
Santander PR Capital Trust I	—	(91)	—
Santander Perpetual, S.A., Sole-Shareholder Company	—	(28)	(155)
Santander UK plc	—	—	(1,166)
Banco Español de Crédito, S.A.	—	—	(608)
Exchange differences	737	(923)	(190)
Other changes	(352)	(525)	(485)

Balance at end of year	17,132	16,139	18,238

c)	Other disclosures

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

At December 31, 2014, Santander UK plc had a GBP 200 million subordinated issue which is convertible, at Santander UK plc’s option, into preference shares of Santander UK plc, at a price of GBP 1 per share.

For the purposes of payment priority, preference shares (participaciones preferentes) are junior to all general creditors and to subordinated deposits. The remuneration of these securities, which have no voting rights, is conditional upon the obtainment of sufficient distributable profit and upon the limits imposed by Spanish banking regulations on equity.

The other issues are subordinated and, therefore, for the purposes of payment priority, they are junior to all general creditors of the issuers. The issues launched by Santander Central Hispano Issuances Limited, Santander Issuances, S.A. (Sole-Shareholder Company), Santander Perpetual, S.A. (Sole-Shareholder Company), Santander Finance Capital, S.A. (Sole-Shareholder Company), Santander International Preferred, S.A. (Sole-Shareholder Company) and Santander Finance Preferred, S.A. (Sole-Shareholder Company) are guaranteed by the Bank or by restricted deposits arranged by the Bank for this purpose. At December 31, 2014, the balance of these issues amounted to EUR 5,081 million.

At December 31, 2014, the following issues were convertible into Bank shares:

On March 5, May 8 and September 2, 2014, Banco Santander, S.A. announced that its executive committee had resolved to launch issues of preference shares contingently convertible into newly issued ordinary shares of the Bank (“CCPSs”) for a nominal amount of EUR 1,500 million, USD 1,500 million and EUR 1,500 million. The interest, payment of which is subject to certain conditions and is discretionary, was set at 6.25% per annum for the first five years (to be reprised thereafter by applying a 541 basis-point spread to the 5-year Mid-Swap Rate) for the March issue, at 6.375% per annum for the first five years (to be reprised thereafter by applying a 478.8 basis-point spread to the 5-year Mid-Swap Rate) for the May issue and at 6.25% per annum for the first seven years (to be reprised every five years thereafter by applying a 564 basis-point spread to the 5-year Mid-Swap Rate) for the September issue.

On March 25, 2014, May 28 and September 30, the Bank of Spain confirmed that the CCPSs were eligible as Additional Tier 1 capital under the new European capital requirements of Regulation (EU) No 575/2013. The CCPSs are perpetual, although they may be redeemed early in certain circumstances and would convert into newly issued ordinary shares of Banco Santander if the Common Equity Tier 1 ratio of the Bank or its consolidated group fell below 5.125%, calculated in accordance with Regulation (EU) No 575/2013. The CCPSs are traded on the Global Exchange Market of the Irish Stock Exchange.

Furthermore, on January 29, 2014, Banco Santander (Brasil), S.A. launched an issue of Tier 1 perpetual subordinated notes for a nominal amount of USD 1,248 million, of which the Group has acquired 89.6%. The notes are perpetual and would convert into ordinary shares of Banco Santander (Brasil), S.A. if the Common Equity Tier 1 ratio, calculated as established by the Central Bank of Brazil, were to fall below 5.125%.

The interest accrued on subordinated liabilities amounted to EUR 1,084 million in 2014 (2013: EUR 1,260 million; 2012: EUR 1,650 million) (see Note 39).

24.	Other financial liabilities

The detail of Other financial liabilities in the consolidated balance sheets is as follows:

	Millions of euros
	2014	2013	2012

Trade payables	1,276	1,031	1,255
Clearing houses	562	841	573
Tax collection accounts:
Tax payables	2,304	2,197	2,021
Factoring accounts payable	193	194	201
Unsettled financial transactions	4,445	3,063	5,080
Other financial liabilities	10,688	9,084	10,115

	19,468	16,410	19,245

Note 51 contains a detail of the residual maturity periods of other financial liabilities at each year-end.

25.	Provisions

a)	Breakdown

The detail of Provisions in the consolidated balance sheets is as follows:

	Millions of euros
	2014	2013	2012

Provisions for pensions and similar obligations	9,412	9,126	10,353
Provisions for taxes and other legal contingencies	2,916	2,727	3,100
Provisions for contingent liabilities and commitments (Note 2):	654	693	617
Of which: due to country risk	2	4	3
Other provisions	2,394	2,043	1,932

Provisions	15,376	14,589	16,002

b)	Changes

The changes in Provisions in the last three years were as follows:

	Millions of euros
	2014				2013				2012
	Pensions	Contingent liabilities and commitments	Other provisions	Total	Pensions	Contingent liabilities and commitments	Other provisions	Total	Pensions	Contingent liabilities and commitments	Other provisions	Total

Balances at beginning of year	9,126	693	4,770	14,589	10,353	617	5,032	16,002	10,782	659	5,731	17,172
Net inclusion of entities in the Group	11	3	74	88	(1)	15	—	14	(60)	(1)	(16)	(77)
Additions charged to income:
Interest expense and similar charges (Note 39)	344	—	—	344	363	—	—	363	398	—	—	398
Personnel expenses (Note 47)	75	—	—	75	88	—	—	88	145	—	—	145
Period provisions	361	54	2,594	3,009	397	126	1,922	2,445	(184)	68	1,588	1,472
Other additions arising from insurance contracts linked to pensions	31	—	—	31	(27)	—	—	(27)	(161)	—	—	(161)
Changes in value recognized in equity	770	—	—	770	(90)	—	—	(90)	1,682	—	—	1,682
Payments to pensioners and pre-retirees with a charge to internal provisions	(1,038)	—	—	(1,038)	(1,086)	—	—	(1,086)	(980)	—	—	(980)
Benefits paid due to settlements	—	—	—	—	(2)	—	—	(2)	(1,006)	—	—	(1,006)
Insurance premiums paid	(11)	—	—	(11)	(6)	—	—	(6)	54	—	—	54
Payments to external funds	(607)	—	—	(607)	(217)	—	—	(217)	(268)	—	—	(268)
Amounts used	—	—	(2,293)	(2,293)	—	—	(1,661)	(1,661)	—	—	(2,161)	(2,161)
Transfers, exchange differences and other changes	350	(96)	165	419	(646)	(65)	(523)	(1,234)	(49)	(109)	(110)	(268)

Balances at end of year	9,412	654	5,310	15,376	9,126	693	4,770	14,589	10,353	617	5,032	16,002

c)	Provisions for pensions and similar obligations

The detail of Provisions for pensions and similar obligations is as follows:

	Millions of euros
	2014	2013	2012
Provisions for post-employment plans - Spanish entities	4,915	4,643	4,909
Of which: defined benefit	4,910	4,633	4,900
Provisions for other similar obligations - Spanish entities	2,237	2,161	2,404
Of which: pre-retirements	2,220	2,149	2,389
Provisions for post-employment plans - Santander UK plc	256	806	409
Provisions for post-employment plans and other similar obligations - Other foreign subsidiaries	2,004	1,516	2,631
Of which: defined benefit	1,999	1,512	2,626

Provisions for pensions and similar obligations	9,412	9,126	10,353

i.	Spanish entities - Post-employment plans and other similar obligations

At December 31, 2014, 2013 and 2012, the Spanish entities had post-employment benefit obligations under defined contribution and defined benefit plans. In addition, in various years some of the consolidated entities offered certain of their employees the possibility of taking pre-retirement and, therefore, provisions are recognized each year for the obligations to employees taking pre-retirement -in terms of salaries and other employee benefit costs- from the date of their pre-retirement to the date of normal retirement. In 2014, 2011 employees accepted the pre-retirement and voluntary redundancy offers, and the provision recognized to cover these obligations totaled EUR 642 million (2013: EUR 334 million).

In 2012, the Bank and Banesto reached an agreement with the employees’ representatives to alter the form of the defined-benefit obligations arising from the collective agreement into defined-contribution plans. In addition, the senior executives’ contracts with defined-benefit pension obligations were amended to alter such obligations into a defined-contribution employee welfare system.

The amount of the obligations accrued with respect to all the current employees, both those subject to the collective agreement and senior executives, whose defined-benefit obligations were converted into defined-contribution plans, totaled EUR 1,389 million. The obligations thus altered were externalized through the execution of various insurance contracts with Spanish insurance companies. The effect of the settlement of such defined-benefit obligations is shown in the tables below.

The expenses incurred by the Group in respect of contributions to defined contribution plans amounted to EUR 105 million in 2014 (2013: EUR 108 million; 2012: EUR 54 million).

The amount of the defined benefit obligations was determined on the basis of the work performed by independent actuaries using the following actuarial techniques:

1.	Valuation method: projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

2.	Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	Post-employment plans			Other similar obligations
	2014	2013	2012	2014	2013	2012

Annual discount rate	2.00%	3.00%	2.75% and 3% in the case of Banesto	2.00%	3.00%	2.75% and 3% in the case of Banesto
Mortality tables	PERM/F-2000	PERM/F-2000	GRM/F-95 (PERM/F-2000 in the case of Banesto)	PERM/F-2000	PERM/F-2000	GRM/F-95 (PERM/F-2000 in the case of Banesto)
Cumulative annual CPI growth	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%
Annual salary increase rate	2.50% (*)	2.50% (*)	2% (*)	n/a	n/a	n/a
Annual social security pension increase rate
	1.5%	1.5%	1.5%	n/a	n/a	n/a
Annual benefit increase rate	n/a	n/a	n/a	0% to 1.5%	0% to 1.5%	0% to 1.5%

(*)	Corresponds to the Group’s defined-benefit obligations.

The discount rate used for the flows was determined by reference to high-quality corporate bonds (at least AA in euros) that coincide with the terms of the obligations. The portfolio of bonds taken into consideration excludes callable, puttable and sinkable bonds which could distort the discount rate.

Any changes in the main assumptions could affect the calculation of the obligations. At December 31, 2014, if the discount rate used had been decreased or increased by 50 basis points, there would have been an increase or decrease in the present value of the post-employment obligations of +/- 5.5% and an increase or decrease in the present value of the long-term obligations of +/- 1.15%. These changes would be offset in part by increases or decreases in the fair value of the assets and insurance contracts linked to pensions.

3.	The estimated retirement age of each employee is the first at which the employee is entitled to retire or the agreed-upon age, as appropriate.

The fair value of insurance contracts was determined as the present value of the related payment obligations, taking into account the following assumptions:

	Post-employment plans			Other similar obligations
	2014	2013	2012	2014	2013	2012

Expected rate of return on plan assets	2.0%	3.0%	2.75% and 3% in the case of Banesto	n/a	n/a	n/a
Expected rate of return on reimbursement rights	2.0%	3.0%	2.75% and 3% in the case of Banesto	n/a	n/a	n/a

The funding status of the defined benefit obligations in 2014 and the four preceding years is as follows:

	Millions of euros
	Post-employment plans					Other similar obligations
	2014	2013	2012	2011	2010	2014	2013	2012	2011	2010

Present value of the obligations:
To current employees	62	50	58	1,533	1,240	—	—	—	—	—
Vested obligations to retired employees	4,708	4,483	4,765	4,367	4,471	—	—	—	—	—
To pre-retirees	—	—	—	—	—	2,220	2,149	2,389	2,769	3,262
Long-service bonuses and other benefits	—	—	—	—	—	13	11	7	7	8
Other	307	257	221	185	181	4	1	8	5	3

	5,077	4,790	5,044	6,085	5,892	2,237	2,161	2,404	2,781	3,273
Less-
Fair value of plan assets	167	157	144	177	183	—	—	—	—	—

Provisions - Provisions for pensions	4,910	4,633	4,900	5,908	5,709	2,237	2,161	2,404	2,781	3,273

Of which:
Internal provisions for pensions	4,565	4,293	4,495	3,762	3,490	2,237	2,161	2,404	2,781	3,272
Insurance contracts linked to pensions (Note 14)	345	342	405	2,146	2,219	—	—	—	—	1
Unrecognized net assets for pensions	—	(2)	—	—	—	—	—	—	—	—

The amounts recognized in the consolidated income statements in relation to the aforementioned defined benefit obligations are as follows:

	Millions of euros
	Post-employment plans			Other similar obligations
	2014	2013	2012	2014	2013	2012

Current service cost	10	10	53	1	—	1
Interest cost (net)	139	139	204	59	61	101
Expected return on insurance contracts linked to pensions	(9)	(11)	(45)	—	—	—
Extraordinary charges (credits)-
Actuarial (gains)/losses recognized in the year	—	—	—	48	3	66
Past service cost	—	30	22	—	34	21
Pre-retirement cost	12	8	—	630	326	55
Effect of curtailment/settlement	(14)	(6)	(401)	—	—	1

	138	170	(167)	738	424	245

In addition, in 2014 Valuation adjustments – Other valuation adjustments increased by EUR 427 million with respect to defined benefit obligations (2013: an increase of EUR 52 million; 2012: a decrease of EUR 533 million).

The changes in the present value of the accrued defined benefit obligations were as follows:

	Millions of euros
	Post-employment plans			Other similar obligations
	2014	2013	2012	2014	2013	2012

Present value of the obligations at beginning of year	4,790	5,044	6,085	2,161	2,404	2,781
Net inclusion of entities in the Group	—	(5)	—	—	—	—
Current service cost	10	10	53	1	—	1
Interest cost	144	145	211	59	61	101
Pre-retirement cost	12	8	—	630	326	55
Effect of curtailment/settlement	(14)	(6)	(401)	—	—	—
Benefits paid due to settlements	—	—	(1,006)	—	—	—
Other benefits paid	(355)	(394)	(317)	(665)	(661)	(624)
Past service cost	—	30	15	—	34	21
Actuarial (gains)/losses (*)	485	(79)	382	48	3	66
Exchange differences and other items	5	37	22	3	(6)	3

Present value of the obligations at end of year	5,077	4,790	5,044	2,237	2,161	2,404

(*)	Including in 2014 demographic actuarial losses of EUR 8 million and financial actuarial losses of EUR 477 million in the post-employment plans, as well as demographic actuarial losses of EUR 1 million and financial actuarial losses of EUR 47 million in other similar obligations.

The changes in the fair value of plan assets and of insurance contracts linked to pensions were as follows:

Plan assets

	Millions of euros
	Post-employment plans
	2014	2013	2012

Fair value of plan assets at beginning of year	157	144	177
Expected return on plan assets	5	6	7
Actuarial gains/(losses)	27	—	11
Contributions/(surrenders)	11	5	(42)
Benefits paid	(38)	(12)	(9)
Exchange differences and other items	5	14	—

Fair value of plan assets at end of year	167	157	144

Insurance contracts linked to pensions

	Millions of euros
	Post-employment plans			Other similar obligations
	2014	2013	2012	2014	2013	2012

Fair value of insurance contracts linked to pensions at beginning of year	342	405	2,146	—	—	—
Expected return on insurance contracts (Note 38)	9	11	45	—	—	—
Benefits paid	(37)	(47)	(59)	—	—	—
Premiums paid/(surrenders) (Note 14)	—	—	(1,565)	—	—	(1)
Actuarial gains/(losses)	31	(27)	(162)	—	—	1

Fair value of insurance contracts linked to pensions at end of year	345	342	405	—	—	—

In view of the conversion of the defined-benefit obligations to defined-contribution obligations, the Group will not make material current contributions in Spain in 2015 to fund its defined-benefit pension obligations.

The plan assets and the insurance contracts linked to pensions are instrumented mainly through insurance policies.

The following table shows the estimated benefits payable at December 31, 2014 for the next ten years:

Millions of euros

2015	959
2016	838
2017	717
2018	612
2019	515
2020 to 2024	1,656

ii.	United Kingdom

At the end of each of the last three years, the businesses in the United Kingdom had post-employment benefit obligations under defined contribution and defined benefit plans. The expenses incurred in respect of contributions to defined contribution plans amounted to EUR 84 million in 2014 (2013: EUR 62 million; 2012: EUR 53 million).

The amount of the defined benefit obligations was determined on the basis of the work performed by independent actuaries using the following actuarial techniques:

1.	Valuation method: projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

2.	Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	2014	2013	2012

Annual discount rate	3.65%	4.45%	4.50%
Mortality tables	116/98 S1 Light TMC	103 S1 Light TMC	103 S1 Light TMC
Cumulative annual CPI growth	3.05%	3.40%	2.85%
Annual salary increase rate	1.00%	3.40%	2.85%
Annual pension increase rate	2.85%	3.15%	2.75%

The discount rate used for the flows was determined by reference to high-quality corporate bonds (at least AA in pounds sterling) that coincide with the terms of the obligations. The portfolio of bonds taken into consideration excludes callable, puttable and sinkable bonds which could distort the indices.

Any changes in the main assumptions could affect the calculation of the obligations. At December 31, 2014, if the discount rate used had been decreased or increased by 50 basis points, there would have been an increase or decrease in the present value of the obligations of +/- 10.6%. If the cumulative annual CPI growth assumption had been increased or decreased by 50 basis points, there would have been an increase or decrease in the present value of the obligations of +/- 7.1%. These changes would be offset in part by increases or decreases in the fair value of the plan assets.

The funding status of the defined benefit obligations in 2014 and the four preceding years is as follows:

	Millions of euros
	2014	2013	2012	2011	2010

Present value of the obligations:	11,959	10,120	9,260	8,467	7,824

Less-
Fair value of plan assets	12,108	9,455	9,194	8,496	7,617

Provisions - Provisions for pensions	(149)	665	66	(29)	207

Of which:
Internal provisions for pensions	256	806	409	255	261
Net assets for pensions	(405)	(141)	(343)	(284)	(54)

The amounts recognized in the consolidated income statements in relation to the aforementioned defined benefit obligations are as follows:

	Millions of euros
	2014	2013	2012

Current service cost	29	32	49
Interest cost (net)	16	1	34
Past service cost	(286)	—	—

	(241)	33	83

In addition, in 2014 Valuation adjustments –Other valuation adjustments decreased by EUR 173 million with respect to defined benefit obligations (2013: a decrease of EUR 697 million; 2012: a decrease of EUR 182 million).

The changes in the present value of the accrued defined benefit obligations were as follows:

	Millions of euros
	2014	2013	2012

Present value of the obligations at beginning of year	10,120	9,260	8,467
Current service cost	29	32	49
Interest cost	455	396	427
Benefits paid	(263)	(239)	(258)
Past service cost	(286)	—	—
Actuarial (gains)/losses (*)	1,174	852	367
Exchange differences and other items	730	(181)	208

Present value of the obligations at end of year	11,959	10,120	9,260

(*) Including in 2014 demographic actuarial losses of EUR 236 million and financial actuarial losses of EUR 938 million.

In 2014 Santander UK reached an agreement with the workers’ representatives to convert a portion of the defined-benefit obligations into defined-contribution plans. The effect of the reduction of the aforementioned obligations is shown in the preceding table under Past service cost.

The changes in the fair value of the plan assets were as follows:

	Millions of euros
	2014	2013	2012

Fair value of plan assets at beginning of year	9,455	9,194	8,496
Expected return on plan assets	439	395	393
Actuarial gains/(losses)	1,346	155	186
Contributions	450	133	180
Benefits paid	(263)	(239)	(258)
Exchange differences and other changes	681	(183)	197

Fair value of plan assets at end of year	12,108	9,455	9,194

The Group expects to make contributions of approximately EUR 50 million to fund these obligations in 2015.

The main categories of plan assets as a percentage of total plan assets are as follows:

	2014	2013	2012

Equity instruments	22%	24%	27%
Debt instruments	56%	59%	56%
Properties	12%	11%	3%
Other	10%	6%	14%

The following table shows the estimated benefits payable at December 31, 2014 for the next ten years:

Millions of euros

2015	289
2016	308
2017	329
2018	351
2019	375
2020 to 2024	2,297

iii.	Other foreign subsidiaries

Certain of the consolidated foreign entities have acquired commitments to their employees similar to post-employment benefits.

At December 31, 2014, 2013 and 2012, these entities had defined-contribution and defined-benefit post-employment benefit obligations. The expenses incurred in respect of contributions to defined contribution plans amounted to EUR 58 million in 2014 (2013: EUR 53 million; 2012: EUR 49 million).

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

Any changes in the main assumptions could affect the calculation of the obligations. At December 31, 2014, if the discount rate used had been decreased or increased by 50 basis points, there would have been an increase or decrease in the present value of the obligations of +/- 5%. These changes would be offset in part by increases or decreases in the fair value of the assets.

The funding status of the obligations similar to post-employment benefits and other long-term benefits in 2014 and the four preceding years is as follows:

	Millions of euros
	2014	2013	2012	2011	2010

Present value of the obligations	10,324	9,289	12,814	11,245	11,062
Less-
Of which: with a charge to the participants	151	133	125	—	—

Fair value of plan assets	8,458	7,938	10,410	9,745	10,176

Provisions - Provisions for pensions	1,715	1,218	2,279	1,500	886

Of which:
Internal provisions for pensions	1,999	1,512	2,626	1,827	1,340
Net assets for pensions	(8)	(8)	(5)	(15)	(8)
Unrecognized net assets for pensions	(276)	(286)	(342)	(312)	(446)

In December 2011 the Portuguese financial institutions, including Banco Santander Totta, S.A., transferred in part their pension obligations to the social security authorities. As a result, Banco Santander Totta, S.A. transferred the related assets and liabilities and Provisions - Provision for pensions and similar obligations at December 31, 2011 included the present value of the obligations, net of the fair value of the related plan assets.

The amounts recognized in the consolidated income statements in relation to these obligations are as follows:

	Millions of euros
	2014	2013	2012

Current service cost	35	46	42
Interest cost (net)	131	162	116
Extraordinary charges (credits):
Actuarial (gains)/losses recognized in the year	4	(1)	7
Past service cost	1	7	2
Pre-retirement cost	—	—	(10)
Other	(34)	(2)	(4)

	137	212	153

In addition, in 2014 Valuation adjustments – Other valuation adjustments increased by EUR 515 million with respect to defined benefit obligations (2013: an increase of EUR 735 million; 2012: a decrease of EUR 968 million).

The changes in the present value of the accrued obligations were as follows:

	Millions of euros
	2014	2013	2012

Present value of the obligations at beginning of year	9,289	12,814	11,245
Net inclusion of entities in the Group	25	4	(70)
Current service cost	35	46	42
Interest cost	865	951	1,010
Pre-retirement cost	20	—	13
Effect of curtailment/settlement	(6)	(1)	(16)
Benefits paid	(669)	(686)	(735)
Benefits paid due to settlements	(6)	(2)	(41)
Contributions made by employees	7	21	10
Past service cost	1	7	—
Actuarial (gains)/losses (*)	646	(2,039)	2,352
Exchange differences and other items	117	(1,826)	(996)

Present value of the obligations at end of year	10,324	9,289	12,814

(*)	Including in 2014 demographic actuarial losses of EUR 242 million and financial actuarial losses of EUR 404 million.

The changes in the fair value of the plan assets were as follows:

	Millions of euros
	2014	2013	2012

Fair value of plan assets at beginning of year	7,938	10,410	9,745
Net inclusion of entities in the Group	13	—	10
Expected return on plan assets	759	789	894
Actuarial gains/(losses)	124	(1,314)	1,259
Gains/(losses) due to settlements	(24)	—	—
Contributions	205	239	165
Benefits paid	(643)	(641)	(687)
Exchange differences and other items	86	(1,545)	(976)

Fair value of plan assets at end of year	8,458	7,938	10,410

In 2015 the Group expects to make contributions to fund these obligations for amounts similar to those made in 2014.

The main categories of plan assets as a percentage of total plan assets are as follows:

	2014	2013	2012

Equity instruments	8%	10%	6%
Debt instruments	83%	85%	86%
Properties	5%	2%	4%
Other	4%	3%	4%

The following table shows the estimated benefits payable at December 31, 2014 for the next ten years:

Millions of euros

2015	704
2016	734
2017	761
2018	789
2019	822
2020 to 2024	4,582

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

The detail, by geographical area, of Provisions for taxes and other legal contingencies and Other provisions is as follows:

	Millions of euros
	2014	2013	2012

Recognized by Spanish companies	1,217	1,228	722
Recognized by other EU companies	1,206	1,027	1,337
Recognized by other companies	2,887	2,515	2,973
Of which:
Brazil	2,453	2,263	2,750

	5,310	4,770	5,032

Set forth below is the detail, by type of provision, of the balance at December 31, 2014, 2013 and 2012 of Provisions for taxes and other legal contingencies and Other provisions. The types of provision were determined by grouping together items of a similar nature:

	Millions of euros
	2014	2013	2012

Provisions for taxes	1,289	1,177	1,198
Provisions for employment-related proceedings (Brazil)	616	638	975
Provisions for other legal proceedings	1,011	912	927
Provision for customer remediation	632	465	803
Regulatory framework-related provisions	298	315	81
Provision for restructuring	273	378	120
Other	1,191	885	928

	5,310	4,770	5,032

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

The provisions for customer remediation include the estimated cost of payments to remedy errors relating to the sale of certain products in the UK and Germany. To calculate the provision for customer remediation, the best estimate of the provision made by management is used, which is based on the estimated number of claims to be received and, of these, the number that will be accepted, as well as the estimated average payment per case.

The regulatory framework-related provisions include mainly the provisions relating to the following issues concerning Santander UK:

•	The provision for payments to the Financial Services Compensation Scheme (FSCS): the FSCS is the compensation fund for customers of financial services entities in the UK and is responsible for paying compensation if an entity cannot pay for rights claimed from it. The FSCS is financed through levies applied to the industry (and recoveries and loans, where appropriate).

•	The provision for the payment of the bank levy in the UK: the 2011 Finance Act introduced an annual bank levy in the UK which is collected using the quarterly system in force for corporation tax. This levy is based on the total liabilities presented in the balance sheet at year-end, although certain amounts are excluded. In 2014 a rate of 0.156% was applied, of 0.13% in 2013 and 0.088% in 2012.

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

The changes in Provisions for taxes and other legal contingencies and Other provisions are set forth in Note 25.b. With respect to Brazil, the main charges to the consolidated income statement in 2014 related to EUR 316 million due to civil contingencies (2013: EUR 247 million) and EUR 358 million due to employment-related claims (2013: EUR 336 million; 2012: EUR 573 million); in addition, EUR 346 million were charged to the restructuring provision in 2013. This increase is offset in part by the use of the available provisions, of which EUR 343 million relate to employment-related payments (2013: EUR 500 million; 2012: EUR 730 million), EUR 278 million to civil payments (2013: EUR 215 million) and EUR 234 million to the use of the restructuring provision (2013: 62 million). In the UK, provisions of EUR 174 million were recognized in connection with customer remediation (2012: EUR 264 million), of EUR 205 million in connection with the regulatory framework (the bank levy and the Financial Services Compensation Scheme (FSCS)) (2013: provision of EUR 347 million; 2012: release of EUR 6 million), and of EUR 108 million for restructuring. These increases were offset by the use of EUR 321 million of provisions for customer remediation (2013: 319 million; 2012: EUR 392 million), EUR 197 million in payments relating to the bank levy and the FSCS (2013: EUR 317 million) and EUR 54 million for restructuring. In Spain provisions of EUR 152 million were recognized for restructuring in 2014, of which EUR 58 million were used; furthermore, EUR 32 million were paid in relation to the extraordinary contribution to the Deposit Guarantee Fund, recognized in 2013, amounting to EUR 228 million. In Germany provisions of EUR 455 million were recognized for customer remediation, of which EUR 197 million were used.

e)	Litigation and other matters

i. Tax-related litigation

As of the date of this report, the main tax-related proceedings concerning the Group were as follows:

•	Legal actions filed by Banco Santander (Brasil) S.A. and certain Group companies in Brazil challenging the increase in the rate of Brazilian social contribution tax on net income from 9% to 15% stipulated by Interim Measure 413/2008, ratified by Law 11,727/2008, a provision having been recognised for the amount of the estimated loss.

•	Legal actions filed by certain Group companies in Brazil claiming their right to pay the Brazilian social contribution tax on net income at a rate of 8% and 10% from 1994 to 1998. No provision was recognised in connection with the amount considered to be a contingent liability.

•

Legal actions filed by Banco Santander Brasil, S.A. (currently Banco Santander (Brasil), S.A.) and other Group entities claiming their right to pay the Brazilian PIS and COFINS social contributions only on the income from the provision of services. In the case of Banco Santander Brasil, S.A., the legal action was declared unwarranted and an appeal was filed at the Federal Regional Court. In September 2007 the Federal Regional Court found in favour of Banco Santander Brasil, S.A., but the Brazilian authorities appealed against the judgment at the Federal Supreme Court. On April 23, 2015, the Federal Supreme Court published its decision holding that it will review the appeal related to PIS and declining to hear the appeal related to COFINS. The Federal Supreme Court’s decision on the PIS appeal is still pending judgment and its decline of the appeal related to COFINS is subject to further appeal. In the case of Banco ABN AMRO Real S.A. (currently Banco Santander (Brasil), S.A.), in March 2007 the court found in its favour, but the Brazilian authorities appealed against the judgment at the Federal Regional Court, which handed down a decision partly upholding the appeal in September 2009. Banco Santander (Brasil), S.A. filed an appeal at the Federal Supreme Court. Law 12,865/2013 established a programme of payments or deferrals of certain tax and social security debts, under which any entities that availed themselves of the programme and withdrew the legal actions brought by them were exempted from paying late-payment interest. In November 2013 Banco Santander (Brasil) S.A. partially availed itself of this programme but only with respect to the legal actions brought by the former Banco ABN AMRO Real S.A. in relation to the period from September 2006 to April 2009, and with respect to other minor actions brought by other entities in its Group. However, the legal actions brought by Banco Santander (Brasil), S.A. and those of Banco ABN AMRO Real S.A. relating to the periods prior to September 2006, for which the estimated loss was provided for, subsist and are pending judgment.

•	Banco Santander (Brasil), S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (IRPJ and CSLL) on the ground that the relevant requirements under the applicable legislation were not met. No provision was recognised in connection with the amount considered to be a contingent liability.

•	Banco Santander (Brasil), S.A. and other Group companies in Brazil are involved in several administrative and legal proceedings against various municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services. No provision was recognised in connection with the amount considered to be a contingent liability.

•	In addition, Banco Santander (Brasil), S.A. and other Group companies in Brazil are involved in several administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. No provision was recognised in connection with the amount considered to be a contingent liability.

•	In December 2008 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil), S.A. in relation to income tax (IRPJ and CSLL) for 2002 to 2004. The tax authorities took the view that Banco Santander (Brasil), S.A. did not meet the necessary legal requirements to be able to deduct the goodwill arising on the acquisition of Banespa (currently Banco Santander (Brasil), S.A.). Banco Santander (Brasil) S.A. filed an appeal against the infringement notice at Conselho Administrativo de Recursos Fiscais (CARF), which on October 21, 2011 unanimously decided to render the infringement notice null and void. The tax authorities have appealed against this decision at a higher administrative level (Tax Appeal High Chamber). In June 2010 the Brazilian tax authorities issued infringement notices in relation to this same matter for 2005 to 2007. Banco Santander (Brasil), S.A. filed an appeal against these procedures at CARF, which was partially upheld on October 8, 2013. This decision has been appealed at the higher instance of CARF. In December 2013 the Brazilian tax authorities issued the infringement notice relating to 2008, the last year for amortisation of the goodwill. This infringement notice was appealed by Banco Santander (Brasil), S.A. in the Federal Tax Office, and the Bank had a favorable decision, which has been appealed at CARF by the tax authorities Based on the advice of its external legal counsel and in view of the first decision by CARF, the Group considers that the stance taken by the Brazilian tax authorities is incorrect, that there are sound defence arguments to appeal against the infringement notices and that, accordingly, the risk of incurring a loss is remote. Consequently, no provisions have been recognised in connection with these proceedings because this matter should not affect the consolidated financial statements.

•

In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios Ltda. (DTVM) and Banco Santander Brasil, S.A. (currently Banco Santander (Brasil), S.A.) in relation to the Provisional Tax on Financial Movements (CPMF) with respect to certain transactions carried out by DTVM in the management of its customers’ funds and for the clearing services provided by Banco Santander Brasil, S.A. to DTVM in 2000, 2001 and the first two months of 2002. Both entities appealed against the infringement notices at CARF, with DTVM obtaining a favourable decision and Banco Santander (Brasil) S.A. an unfavourable decision. Both decisions were appealed by the losing parties at the Higher Chamber of CARF, and the appeal relating to Banco Santander (Brasil) S.A. is pending a decision. With respect to DTVM, on August 24, 2012, it was notified of a decision overturning the previous favourable judgment and lodged an appeal at the Higher

Chamber of CARF on August 29, 2012. In the opinion of its legal advisors, the Group considers that the tax treatment applied in these transactions was correct. No provision was recognised in the consolidated financial statements in relation to this litigation as it was considered a contingent liability.

•	In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros, S.A. (currently Zurich Santander Brasil Seguros e Previdencia S.A.), as the successor by merger to ABN AMRO Brazil Dois Participações, S.A., in relation to income tax (IRPJ and CSL) for 2005. The tax authorities questioned the tax treatment applied to a sale of shares of Real Seguros, S.A. made in that year. The bank lodged an appeal against this infringement notice which was upheld in part by CARF, the Federal Union having filed a special appeal. As the former parent of Santander Seguros, S.A. (Brasil), Banco Santander (Brasil) S.A. is liable in the event of any adverse outcome of this proceeding. No provision was recognised in connection with this proceeding as it was considered to be a contingent liability.

•	Also, in December 2010, the Brazilian tax authorities issued infringement notices against Banco Santander (Brasil), S.A. in connection with income tax (IRPJ and CSLL), questioning the tax treatment applied to the economic compensation received under the contractual guarantees provided by the sellers of the former Banco Meridional. The bank filed an appeal for reconsideration against this infringement notice. On November 23, 2011, CARF unanimously decided to render null and void an infringement notice relating to 2002 with regard to the same matter, and the decision was declared final in February 2012. The proceedings relating to the 2003 to 2006 fiscal years are still in progress although, based on the advice of its external legal counsel, the Group considers that the risk of incurring a loss is remote.

•	In June 2013, the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil), S.A. as the party liable for tax on the capital gain allegedly obtained in Brazil by the entity not resident in Brazil, Sterrebeeck B.V., as a result of the “incorporação de ações” (merger of shares) transaction carried out in August 2008. As a result of the aforementioned transaction, Banco Santander (Brasil), S.A. acquired all of the shares of Banco ABN AMRO Real, S.A. and ABN AMRO Brasil Dois Participações, S.A. through the delivery to these entities’ shareholders of newly issued shares of Banco Santander (Brasil), S.A., issued in a capital increase carried out for that purpose. The Brazilian tax authorities take the view that in the aforementioned transaction Sterrebeeck B.V. obtained income subject to tax in Brazil consisting of the difference between the issue value of the shares of Banco Santander (Brasil), S.A. that were received and the acquisition cost of the shares delivered in the exchange. In December 2014 the Group appealed against the infringement notice at CARF after the appeal for reconsideration lodged at the Federal Tax Office was dismissed. Based on the advice of its external legal counsel, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defence arguments to appeal against the infringement notice. Accordingly, the risk of incurring a loss is remote. Consequently, the Group has not recognised any provisions in connection with these proceedings because this matter should not affect the consolidated financial statements.

•	In November 2014 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil), S.A. in relation to income tax (IRPJ and CSLL) for 2009 questioning the tax-deductibility of the amortisation of the goodwill of Banco ABN AMRO Real S.A., performed prior to the absorption of this bank by Banco Santander (Brasil), S.A., but accepting the amortisation performed prior to the merger. On the advice of its external legal counsel, Banco Santander (Brasil), S.A. has lodged an appeal against this decision at the Federal Tax Office. No provision was recognised in connection with this proceeding as it was considered to be a contingent liability. Banco Santander (Brasil), S.A. has also appealed against infringement notices issued by the tax authorities questioning the tax deductibility of the amortisation of the goodwill arising on the acquisition of Banco Sudameris. No provision has been recognised in this connection as it is considered to be a contingent liability.

•

Legal action brought by Sovereign Bancorp, Inc. (currently Santander Holdings USA, Inc.) claiming its right to take a foreign tax credit in connection with taxes paid outside the United States in fiscal years 2003 to 2005 in relation to financing transactions carried out with an international bank. Santander

Holdings USA Inc. considers that, in accordance with applicable tax legislation, it is entitled to recognise the aforementioned tax credits as well as the related issuance and financing costs. In addition, if the outcome of this legal action is favourable to the interests of Santander Holdings USA, Inc., the amounts paid over by the entity in relation to this matter with respect to 2006 and 2007 would have to be refunded. In 2013 the US courts found against two taxpayers in cases with a similar structure. In the case of Santander Holdings USA, Inc. the proceeding was scheduled for October 7, 2013, although it was adjourned indefinitely when the judge found in favour of Santander Holdings USA, Inc. with respect to one of the main grounds of the case. Santander Holdings USA, Inc. is expecting the judge to rule on whether his previous decision will result in the proceedings being stayed in the case or whether other matters need to be analysed before a final decision may be handed down. If the decision is favourable to Santander Holdings USA, Inc.’s interests, the US government has stated its intention to appeal against it. The estimated loss relating to this proceeding was provided for.

•	The Santander UK group has proactively engaged with HM Revenue & Customs to resolve a number of outstanding legacy tax matters. It has not however been possible to satisfactorily resolve all of these matters and as a result litigation proceedings have commenced in relation to a small number of remaining issues. All of these items relate to periods prior to Santander UK’s adoption of the Code of Practice on Taxation for Banks in 2010. A provision for the full amount of tax in dispute has been made through the tax charge in previous years .

At the date of approval of these consolidated annual financial statements certain other less significant tax-related proceedings were also in progress.

ii. Other litigation

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

The following table shows information on the total claims received up to December 31, 2014 and the resolution thereof:

(number of claims, in thousands)

	2014	2013	2012
Claims outstanding at the beginning of the period	14	31	1

Claims received (1)	246	363	437

Claims rejected as being invalid(2)	(194)	(298)	(258)

Resolved claims	(46)	(82)	(149)

Claims outstanding at the end of the period	19	14	31

(1)	Includes rejected claims relating to customers that had never purchased payment protection insurance from Santander UK.
(2)	Customers are entitled to appeal to the Financial Ombudsman Service (FOS) if their claims are rejected. The FOS may uphold or reject an appeal and if an appeal is upheld, Santander UK is required to compensate the customer. The table shows the result of appeals relating to paid or rejected claims.

At December 31, 2014, the provision recognized in this connection totaled GBP 129 million.

In 2014, there was a slowdown in the fall in the number of claims compared to previous years but it is expected that claims will be continued to be received for a longer period than initially envisaged and, accordingly the provisions have been increased by GBP 95 million. The monthly cost of compensation fell to GBP 11 million compared to a monthly average of GBP 18 million in 2013 and of GBP 26 million in 2012. The percentage of unjustified claims continues to be high.

The provision recognized at the end of 2014 represents the best estimate by Group management, taking into account the opinion of its advisers and of the costs to be incurred in relation to any compensation that may result from the redress measures associated with the sales of payment protection insurance (PPI) in the UK. The provision was calculated on the basis of the following key assumptions resulting from judgments made by management:

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

•	After the Madrid Provincial Appellate Court had rendered null and void the award handed down in the previous arbitration proceeding, on September 8, 2011, Banco Santander, S.A. filed a new request for arbitration with the Spanish Arbitration Court against Delforca 2008, Sociedad de Valores, S.A. (formerly Gaesco Bolsa Sociedad de Valores, S.A.), claiming EUR 66 million that the latter owes it as a result of the declaration on January 4, 2008 of the early termination by the Bank of all the financial transactions agreed upon between the parties.

On August 3, 2012, Delforca 2008, S.A. was declared to be in a position of voluntary insolvency by Barcelona Commercial Court no. 10, which had agreed as part of the insolvency proceeding to stay the arbitration proceeding and the effects of the arbitration agreement entered into by Banco Santander, S.A. and Delforca 2008, S.A. The Bank appealed this decision, which appeal was dismissed and it then proceeded to prepare a challenge with a view to filing a future appeal. The Arbitration Court, in compliance with the decision of the Commercial Court, agreed on January 20, 2013 to stay the arbitration proceedings at the stage reached at that date until a decision could be reached in this respect in the insolvency proceeding.

In addition, as part of the insolvency proceeding of Delforca 2008, S.A., Banco Santander, S.A. notified its claim against the insolvent party with a view to having the claim recognized as a contingent ordinary claim without specified amount. However, the insolvency manager opted to exclude Banco Santander, S.A.’s claim from the provisional list of creditors and, accordingly, Banco Santander, S.A. filed an ancillary claim, which was dismissed by a Court decision on 17 February 2015. Banco Santander, S.A. has duly contested the decision with a view to lodging a future appeal.

As part of the same insolvency proceeding, Delforca 2008, S.A. has filed another ancillary petition requesting the termination of the arbitration agreement included in the framework financial transactions agreement entered into by that party and Banco Santander, S.A. in 1998, as well as the termination of the obligation that allegedly binds the insolvent party to the High Council of Chambers of Commerce (Spanish Arbitration Court). This petition has been upheld in full by the Court. Banco Santander, S.A. has contested the judgment with a view to lodging a future appeal.

On December 30, 2013, Banco Santander filed a petition requesting the termination of the insolvency proceeding of Delforca 2008, S.A. due to supervening disappearance of the alleged insolvency of the company. The petition was dismissed by the decision of 30 June 2014 against which the Bank proceeded to prepare a challenge with a view to filing a future appeal.

In addition, in April 2009 Mobilaria Monesa, S.A. (parent of Delforca 2008, S.A.) filed a claim against Banco Santander, S.A. at Santander Court of First Instance no. 5, claiming damages which it says it incurred as a result of (in its opinion) the unwarranted claim filed by the Bank against its subsidiary, reproducing the same objections as Delforca 2008, S.A. This proceeding has currently been stayed on preliminary civil ruling grounds, against which Mobilaria Monesa, S.A. filed an appeal which was dismissed by the Cantabria Provincial Appellate Court in a judgment dated January 16, 2014.

Lastly, on April 11, 2012, Banco Santander, S.A. was notified of the claim filed by Delforca 2008, S.A., heard by Madrid Court of First Instance no. 21, in which it sought indemnification for the damage and losses it alleges it incurred due to (in its opinion) the unwarranted claim by the Bank. Delforca 2008, S.A. made the request in a counterclaim filed in the arbitration proceeding that concluded with the annulled award, putting the figure at up to EUR 218 million. The aforementioned court has dismissed the motion for declinatory exception proposed by Banco Santander, S.A. as the matter has been referred for arbitration. This decision was confirmed in an appeal at the Madrid Provincial Appellate Court in a judgment dated 27 May 2014. The Group considers that the risk of loss arising as a result of these matters is remote and, accordingly, it has not recognized any provisions in connection with these proceedings.

•	Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: a claim was filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity’s Bylaws in the event that the entity obtained a profit and that the distribution of this profit were approved by the board of directors. The bonus was not paid in 1994 and 1995 since the bank did not make a profit and partial payments were made from 1996 to 2000, as agreed by the board of directors, and the relevant clause was eliminated in 2001. The Regional Employment Court ordered the bank to pay this half-yearly bonus in September 2005 and the bank filed an appeal against the decision at the High Employment Court (“TST”) and, subsequently, at the Federal Supreme Court (“STF”). The TST confirmed the judgment against the bank, whereas the STF rejected the extraordinary appeal filed by the bank in a decision adopted by only one of the Court members, thereby also upholding the order issued to the bank. This decision was appealed by the bank and the association. Only the appeal lodged by the bank has been given leave to proceed and will be decided upon by the STF in plenary session.

•	“Planos economicos”: Like the rest of the banking system, Santander Brazil has been the subject of claims from customers, mostly depositors, and of class actions brought for a common reason, arising from a series of legislative changes relating to the calculation of inflation (“planos economicos”). The claimants considered that their vested rights had been impaired due to the immediate application of these adjustments. In April 2010, the High Court of Justice (“STJ”) set the limitation period for these class actions at five years, as claimed by the banks, rather than twenty years, as sought by the claimants, which will probably significantly reduce the number of actions brought and the amounts claimed in this connection. As regards the substance of the matter, the decisions issued to date have been adverse for the banks, although two proceedings have been brought at the STJ and the Supreme Federal Court (“STF”) with which the matter is expected to be definitively settled. In August 2010, STJ handed down a decision finding for the plaintiffs in terms of substance, but excluding one of the “planos” from the claim, thereby reducing the amount thereof, and once again confirming the five-year statute of limitations period. Shortly thereafter, the STF issued an injunctive relief order whereby the proceedings in progress were stayed until this court issues a final decision on the matter.

•	Proceeding under Criminal Procedure Law (case no. 1043/2009) conducted at Madrid Court of First Instance no. 26, following a claim brought by Banco Occidental de Descuento, Banco Universal, C.A. against the Bank for USD 150 million in principal plus USD 4.7 million in interest, upon alleged termination of an escrow contract.

The court upheld the claim but did not make a specific pronouncement on costs. A judgment handed down by the Madrid Provincial Appellate Court on October 9, 2012 upheld the appeal lodged by the Bank and dismissed the appeal lodged by Banco Occidental de Descuento, Banco Universal, C.A., dismissing the claim. The dismissal of the claim was confirmed in an ancillary order to the judgment dated 28 December 2012. An appeal was filed at the Supreme Court by Banco Occidental de Descuento against the Madrid Provincial Appellate Court decision. The appeal was dismissed in a Supreme Court judgment dated 24 October 2014. Banco Occidental de Descuento has filed a motion for annulment against the aforementioned judgment which has not yet been granted leave to proceed. The Bank has challenged the appeal. The Bank has not recognized any provisions in this connection.

•	On January 26, 2011, notice was served on the Bank of an ancillary insolvency claim to annul acts detrimental to the assets available to creditors as part of the voluntary insolvency proceedings of Mediterráneo Hispa Group, S.A. at Murcia Commercial Court no. 2. The aim of the principal action is to request annulment of the application of the proceeds obtained by the company undergoing insolvency from an asset sale and purchase transaction involving EUR 32 million in principal and EUR 2.7 million in interest. On 24 November 2011, the hearing was held with the examination of the proposed evidence. Upon completion of the hearing, it was resolved to conduct a final proceeding. The Court dismissed the claim in full in a judgment dated 13 November 2013. The judgment was confirmed at appeal by the Murcia Provincial Appellate Court in a judgment dated 10 July 2014. The insolvency managers have filed a cassation and extraordinary appeal against procedural infringements against the aforementioned judgment.

•	The bankruptcy of various Lehman Group companies was made public on September 15, 2008. Various customers of Santander Group were affected by this situation since they had invested in securities issued by Lehman or in other products which had such assets as their underlying.

At the date of these consolidated financial statements, certain claims had been filed in relation to this matter. The Bank’s directors and its legal advisers consider that the various Lehman products were sold in accordance with the applicable legal regulations in force at the time of each sale or subscription and that the fact that the Group acted as intermediary would not give rise to any liability for it in relation to the insolvency of Lehman. Accordingly, the risk of loss is considered to be remote and, as a result, no provisions needed to be recognized in this connection.

•	The intervention, on the grounds of alleged fraud, of Bernard L. Madoff Investment Securities LLC (“Madoff Securities”) by the US Securities and Exchange Commission (“SEC”) took place in December 2008. The exposure of customers of the Group through the Optimal Strategic US Equity (“Optimal Strategic”) subfund was EUR 2,330 million, of which EUR 2,010 million related to institutional investors and international private banking customers, and the remaining EUR 320 million made up the investment portfolios of the Group’s private banking customers in Spain, who were qualifying investors.

At the date of these consolidated financial statements, certain claims had been filed in relation to this matter. The Group considers that it has at all times exercised due diligence and that these products have always been sold in a transparent way pursuant to applicable legislation and established procedures. Therefore, the risk of loss is considered to be remote or non-material.

•	At the end of the first quarter of 2013, news stories were published stating that the public sector was debating the validity of the interest rate swaps arranged between various financial institutions and public sector companies in Portugal, particularly in the public transport industry.

The swaps under debate included swaps arranged by Banco Santander Totta, S.A. with the public companies Metropolitano de Lisboa, E.P.E. (MdL), Metro de Porto, S.A. (MdP), Sociedade de Transportes Colectivos do Porto, S.A. (STCP) and Companhia Carris de Ferro de Lisboa, S.A. (Carris). These swaps were arranged prior to 2008, i.e. before the start of the financial crisis, and had been executed without incident.

In view of this situation Banco Santander Totta, S.A. took the initiative to request a court judgment on the validity of the swaps in the jurisdiction of the United Kingdom to which the swaps are subject. The corresponding claims were filed in May 2013.

After the Bank had filed the claims, the four companies (MdL, MdP, STCP and Carris) notified Banco Santander Totta, S.A. that they were suspending payment of the amounts owed under the swaps until a final decision had been handed down in the UK jurisdiction in the proceedings. MdL, MdP and Carris suspended payment in September 2013 and STCP did the same in December 2013.

Consequently, Banco Santander Totta, S.A. extended each of the claims to include the unpaid amounts.

On 29 November 2013, the companies presented their defense in which they claimed that the swaps were null and void under Portuguese law and, accordingly, that they should be refunded the amounts paid. On 14 February 2014, Banco Santander Totta, S.A. answered the counterclaim, maintaining its arguments and rejecting the opposing arguments in its documents dated 29 November 2013.

On 4 April 2014, the companies issued their replies to the Bank’s documents. The preliminary hearing took place on 16 May 2014. The documentation analysis stage has been in progress since December 2014. These proceedings are still in progress.

Banco Santander Totta, S.A. and its legal advisers consider that the entity acted at all times in accordance with applicable legislation and under the terms of the swaps, and take the view that the UK courts will confirm the full validity and effectiveness of the swaps. As a result, the Group has not recognized any provisions in this connection.

•	Most of the German banking industry has been affected by two German Supreme Court decisions in 2014 in relation to handling fees in consumer loan agreements.

In May 2014 the German Supreme Court held handling fees in loan agreements to be null and void. The Court subsequently handed down a ruling at the end of October 2014 extending from three to ten years the statute-of-limitation period on claims relating to old transactions. Therefore, any claims relating to handling fees paid between 2004 and 2011 become statute-barred in 2014. This situation gave rise to numerous claims at the end of 2014 which have affected the income statements of banks in Germany.

Santander Consumer Bank AG stopped including these handling fees in agreements from 1 January 2013 and ceased charging these fees definitively at that date, i.e. before the Supreme Court handed down its judgment on the issue.

In 2014 Santander Consumer Bank AG recognized provisions totaling approximately EUR 455 million to cover the estimated cost of the claims relating to handling fees, considering both the claims already received and the estimated claims that may be received in 2015 relating to fees paid in 2012; no new claims are expected to be received for fees paid earlier than 2012 since they are statute-barred.

The Bank and the other Group companies are subject to claims and, therefore, are party to certain legal proceedings incidental to the normal course of their business (including those in connection with lending activities, relationships with employees and other commercial or tax matters).

In this context, it must be considered that the outcome of court proceedings is uncertain, particularly in the case of claims for indeterminate amounts, those based on legal issues for which there are no precedents, those that affect a large number of parties or those at a very preliminary stage.

With the information available to it, the Group considers that at December 31, 2014, 2013 and 2012, it had reliably estimated the obligations associated with each proceeding and had recognized, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal situations. It also believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position or results of operations.

26.	Other liabilities

The detail of Other liabilities in the consolidated balance sheets is as follows:

	Millions of euros
	2014	2013	2012

Transactions in transit	621	505	784
Accrued expenses and deferred income	6,415	5,275	5,378
Other	3,610	2,774	2,054

	10,646	8,554	8,216

27.	Tax matters

a)	Consolidated Tax Group

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

b)	Years open for review by the tax authorities

In 2014 the assessments arising from the outcome of the tax audit of the Consolidated Tax Group of the years 2005 to 2007 were signed partly on an uncontested basis and partly on a contested basis. Notification was received at the beginning of February 2015 of the final agreed payments arising from these assessments. Based on the advice of its external legal counsel, Banco Santander, S.A., as the Parent of the consolidated tax group, considers that there are sound defense arguments to appeal against the assessments and that there should be no impact on the consolidated financial statements. Accordingly, no provision has been recognized in this connection.

Also, in 2014 a review by the tax authorities was initiated at the Consolidated Tax Group in relation to 2009, 2010 and 2011, and the Consolidated Tax Group had the years to 2014 open for review in relation to the main taxes applicable to it.

The other entities have the corresponding years open for review, pursuant to their respective tax regulations.

Because of the possible different interpretations which can be made of the tax regulations, the outcome of the tax audits of the years reviewed and of the open years might give rise to contingent tax liabilities which cannot be objectively quantified. However, the Group’s tax advisers consider that it is unlikely that such tax liabilities will arise, and that in any event the tax charge arising therefrom would not materially affect the Group’s consolidated financial statements.

c)	Reconciliation

The reconciliation of the income tax expense calculated at the tax rate applicable in Spain (30%) to the income tax expense recognized and the detail of the effective tax rate are as follows:

	Millions of euros
	2014	2013	2012

Consolidated profit (loss) before tax:
From continuing operations	10,679	7,378	3,565
From discontinued operations	(26)	(18)	99

	10,653	7,360	3,664

Income tax at tax rate applicable in Spain (30%)	3,196	2,208	1,099
Effect of application of the various tax rates applicable in each country (*)	187	100	170
Of which:
Brazil	185	304	318
United Kingdom	(138)	(87)	(97)
United States	302	37	43
Chile	(79)	(105)	(108)
Effect of profit or loss of associates and jointly controlled entities	(73)	(153)	(128)
Effect of gains not subject to taxation (1)	—	(61)	(186)
Effect of deduction of goodwill in Brazil	(304)	(274)	(414)
Effect of reassessment of deferred taxes	279	(21)	(50)
Tax effect on local books of transactions eliminated on consolidation	(20)	(42)	(86)
Permanent differences	453	274	208

Current income tax	3,718	2,031	613

Effective tax rate	34.90%	27.60%	16.73%

Of which:
Continuing operations	3,718	2,034	584
Discontinued operations (Note 37)	—	(3)	29
Of which:
Current tax	2,464	3,511	3,066
Deferred taxes	1,254	(1,480)	(2,453)
Taxes paid in the year	1,352	3,577	3,162

(*)	Calculated by applying the difference between the tax rate applicable in Spain and the tax rate applicable in each jurisdiction to the profit or loss contributed to the Group by the entities which operate in each jurisdiction.
(1)	Tax effect of the sale of Banco Santander Colombia, S.A. in 2012.

d)	Tax recognized in equity

In addition to the income tax recognized in the consolidated income statement, the Group recognized the following amounts in consolidated equity in 2014, 2013 and 2012:

	Millions of euros
	2014	2013	2012

Net tax credited (charged) to equity:
Measurement of available-for-sale fixed-income securities	(633)	162	(283)
Measurement of available-for-sale equity securities	(50)	(51)	(64)
Measurement of cash flow hedges	(150)	(38)	23
Actuarial (gains) losses	319	(331)	538
Measurement of entities accounted for using the equity method	(33)	39	(15)

	(547)	(219)	199

e)	Deferred taxes

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

This legislation establishes that deferred tax assets, the use of which relies on future profits being obtained, must be deducted from regulatory capital.

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

In addition, in 2013 in Brazil, by means of Provisional Measure no. 608, of February 28, 2013 and, in Spain, through Royal Decree-Law 14/2013, of November 29, confirmed by Law 27/2014, of November 27, tax regimes were established whereby certain deferred tax assets (arising from credit loss provisions in Brazil and credit loss provisions, provisions for foreclosed assets and pension and pre-retirement obligations in Spain), may be converted into tax receivables in specific circumstances. As a result, their use does not rely on the entities obtaining future profits and, accordingly, they are exempt from deduction from regulatory capital.

The detail of deferred tax assets, by classification as monetisable or non-monetisable assets, and of deferred tax liabilities at December 31, 2014 is as follows:

	Millions of euros
	2014		2013		2012
	Monetisable (*)	Other	Monetisable (*)	Other

Tax assets:	8,444	13,720	7,902	13,291	20,987
Tax losses and tax credits	—	5,650	—	5,671	7,719
Temporary differences	8,444	8,070	7,902	7,620	13,268
Of which:
Non-deductible provisions	—	2,709	—	2,365	2,353
Valuation of financial instruments	—	775	—	1,213	1,700
Credit losses	4,429	1,013	3,989	920	3,341
Pensions	3,408	759	3,286	553	2,897
Valuation of tangible and intangible assets	607	474	627	522	731

Tax liabilities:	—	4,527	—	1,825	2,603
Temporary differences	—	4,527	—	1,825	2,603
Of which:
Valuation of financial instruments	—	1,093	—	729	1,314
Valuation of tangible and intangible assets	—	1,323	—	461	760
Investments in Group companies (Note 3)	—	1,096	—	—	—

(*)	Not deducted from regulatory capital.

The Group only recognizes deferred tax assets for temporary differences or tax loss and tax credit carryforwards where it is considered probable that the consolidated entities that generated them will have sufficient future taxable profits against which they can be utilized.

The deferred tax assets and liabilities are reassessed at the reporting date in order to ascertain whether any adjustments need to be made on the basis of the findings of the analyses performed.

These analyses take into account, inter alia: (i) the profit before tax generated by the various entities in prior years, (ii) each entity or tax group’s projected profits before tax, (iii) the estimated reversal of the existing temporary differences, based on their nature, and (iv) the period and limits established by the legislation of each country for the recovery of the various deferred tax assets, thereby concluding on each entity or tax group’s ability to recover its recognized deferred tax assets.

The projected earnings used in these analyses are based on the financial budgets approved by the Group’s directors for the various entities, which generally cover a period of three years (see further details in Note 17), applying constant growth rates not exceeding the average long-term growth rate for the market in which the consolidated entities operate, in order to estimate the earnings for subsequent years considered in the analyses.

Relevant information is set forth below for the main countries which have recognized deferred tax assets:

Spain

The deferred tax assets recognized in Spain total EUR 11,638 million, of which EUR 5,734 million were for monetisable temporary differences, EUR 2,029 million for other temporary differences and EUR 3,875 million for tax losses and credits.

The Group estimates that the recognized deferred tax assets for temporary differences will be recovered in 15 years. This period would also apply to the recovery of the recognized tax loss and tax credit carryforwards.

Brazil

The deferred tax assets recognized in Brazil total EUR 5,886 million, of which EUR 2,509 million were for monetisable temporary differences, EUR 2,865 million for other temporary differences and EUR 512 million for tax losses and credits.

The Group estimates that the recognized deferred tax assets for temporary differences will be recovered within five years. The recognized tax loss and tax credit carryforwards will be recovered within ten years.

United States

The deferred tax assets recognized in the United States total EUR 1,525 million, of which EUR 620 million were for temporary differences and EUR 905 million for tax losses and credits.

The Group estimates that the recognized deferred tax assets for temporary differences will be recovered by 2024. The recognized tax loss and tax credit carryforwards will be recovered by 2028.

Mexico

The deferred tax assets recognized in Mexico total EUR 836 million, of which EUR 828 million were for temporary differences and EUR 8 million for tax losses and credits.

The Group estimates that substantially all the recognized deferred tax assets for temporary differences will be recovered in three years. It is estimated that the recognized tax loss and tax credit carryforwards will be recovered in full within five years.

The changes in Tax assets - Deferred and Tax liabilities - Deferred in the last three years were as follows:

	Millions of euros
	Balances at December 31, 2013	(Charge)/Credit to income	Foreign currency balance translation differences and other items	(Charge)/Credit to asset and liability valuation adjustments (equity)	Acquisitions for the year (net)	Balances as at December 31, 2014

Deferred tax assets	21,193	36	194	21	720	22,164
Deferred tax liabilities	(1,825)	(1,290)	(328)	(527)	(557)	(4,527)

	19,368	(1,254)	(134)	(506)	163	17,637

	Millions of euros
	Balances at December 31, 2012	(Charge)/Credit to income	Foreign currency balance translation differences and other items	(Charge)/Credit to asset and liability valuation adjustments (equity)	Acquisitions for the year (net)	Balances at December 31, 2013

Deferred tax assets	20,987	1,315	(493)	(616)	—	21,193
Deferred tax liabilities	(2,603)	165	259	361	(7)	(1,825)

	18,384	1,480	(234)	(255)	(7)	19,368

	Millions of euros
	Balances as at December 31, 2011	(Charge)/Credit to income	Foreign currency balance translation differences and other items	(Charge)/Credit to asset and liability valuation adjustments (equity)	Acquisitions for the year (net)	Balances at December 31, 2012

Deferred tax assets	18,494	2,217	(28)	326	(22)	20,987
Deferred tax liabilities	(2,865)	236	197	(201)	30	(2,603)

	15,629	2,453	169	125	8	18,384

f)	Tax reforms

In 2014 two significant income tax reforms were approved in Spain and Chile.

In Spain the most important change for the Group was the elimination of the time limit for the utilization of tax losses against taxable profits of subsequent years and of double taxation tax credit carryforwards.

Of particular note in relation to the tax reform in Chile is the increase in the “first category” tax rate from 20% in 2013 to 21% in 2014, 22.5% in 2015, 24% in 2016, 25.5% in 2017 and 27% from 2018.

The impact of these two reforms on the Group’s consolidated financial statements was not material.

g)	Other information

In compliance with the disclosure requirement established in the Listing Rules Instrument 2005 published by the UK Financial Conduct Authority, it is hereby stated that shareholders of the Bank resident in the United Kingdom will be entitled to a tax credit in respect of the withholdings the Bank is required to make from the dividends to be paid to them. The shareholders of the Bank resident in the United Kingdom who hold their ownership interest in the Bank through Santander Nominee Service will be informed directly of the amount thus withheld and of any other data they may require to complete their tax returns in the United Kingdom. The other shareholders of the Bank resident in the United Kingdom should contact their bank or securities broker.

28.	Non-controlling interests

Non-controlling interests include the net amount of the equity of subsidiaries attributable to equity instruments that do not belong, directly or indirectly, to the Bank, including the portion attributed to them of profit for the year.

a)	Breakdown

The detail, by Group company, of Equity—Non-controlling interests is as follows:

	Millions of euros
	2014	2013	2012

Banco Santander (Brasil), S.A.	1,662	4,292	4,920
Bank Zachodni WBK, S.A.	1,545	1,372	168
Grupo Financiero Santander México, S.A.B. de C.V.	1,192	978	1,296
Banco Santander - Chile	1,049	950	1,027
Santander Consumer USA Holdings Inc.	1,013	—	—
Metrovacesa, S.A.	598	—	—
Banesto	—	—	627
Other companies	731	568	609

	7,790	8,160	8,647

Profit/(Loss) for the year attributable to non-controlling interests	1,119	1,154	768
Of which:
Banco Santander (Brasil), S.A.	315	494	585
Santander Consumer USA Holdings Inc.	219	—	—
Banco Santander - Chile	210	221	208
Grupo Financiero Santander México, S.A.B. de C.V.	193	251	59
Bank Zachodni WBK, S.A.	121	123	13
Banesto	—	—	(138)
Other companies	61	65	41

	8,909	9,314	9,415

b)	Changes

The changes in Non-controlling interests are summarized as follows:

	Millions of euros
	2014	2013	2012

Balance at beginning of year	9,314	9,415	6,354
Banesto Group merger (Note 3)	—	(455)	—
Changes in the scope of consolidation (Note 3)	1,465	199	27
Change in proportion of ownership interest	(2,971)	925	3,337
Dividends paid to non-controlling interests	(380)	(747)	(409)
Changes in capital and other items	(524)	57	(10)
Profit for the year attributable to non-controlling interests	1,119	1,154	768
Valuation adjustments (including exchange differences)	886	(1,234)	(652)

Balance at end of year	8,909	9,314	9,415

As indicated in Note 3, in 2012 the Group sold 24.9% of its ownership interest in Grupo Financiero Santander México, S.A.B. de C.V., thus giving rise to an increase of EUR 1,092 million in Reserves, EUR 1,493 million in Non-controlling interests and EUR 263 million in Valuation adjustments - Exchange differences.

In January and March 2012 the Group transferred shares representing for 4.41% and 0.77% of Banco Santander (Brasil), S.A. to two leading international financial institutions, generating an increase in the balance of Non-controlling interests of EUR 1,532 million (see Note 34).

Lastly, in 2013 the Group reduced its ownership interest in Bank Zachodni WBK, S.A. to 70%, thereby generating an increase in the balance of Non-controlling interests of EUR 1,329 million (see Note 3).

Lastly, in 2014 the Group increased its ownership interest in Banco Santander (Brasil), S.A., thereby generating a decrease in the balance of Non-controlling interests of EUR 2,572 million (see Note 3).

The foregoing changes are shown in the consolidated statement of changes in total equity.

c)	Other information

The financial information on the subsidiaries with significant non-controlling interests at December 31, 2014 is summarized below:

	Millions of euros (*)
	Banco Santander (Brazil)	Banco Santander - Chile	Grupo Financiero Santander (Mexico)	Bank Zachodni WBK	Santander Consumer USA Holdings Inc.

Total assets	156,287	42,763	53,726	27,794	27,357
Total liabilities	143,320	40,300	50,137	25,925	25,814

Net assets	12,967	2,463	3,589	1,869	1,543

Total gross income	12,008	2,197	3,072	1,376	3,568

Total profit	1,926	739	851	485	582

(*)	Information prepared in accordance with the segment reporting criteria described in Note 52 and, therefore, it does not coincide with the information published separately by each entity.

29.	Valuation adjustments

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

The breakdown, by type of instrument and geographical origin of the issuer, of Valuation adjustments—Available-for-sale financial assets at December 31, 2014, 2013 and 2012 is as follows:

	Millions of euros
	December 31, 2014				December 31, 2013				December 31, 2012
	Revaluation gains	Revaluation losses	Net revaluation gains/ (losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/ (losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/ (losses)	Fair value

Debt instruments
Government debt securities and debt instruments issued by central banks
Spain	835	(176)	659	31,190	356	(496)	(140)	25,664	68	(1,286)	(1,218)	29,288
Rest of Europe	325	(56)	269	20,597	28	(143)	(115)	12,080	112	(178)	(66)	10,891
Latin America and rest of the world	89	(97)	(8)	30,230	38	(217)	(179)	17,134	627	(38)	589	23,759
Private-sector debt securities	243	(193)	50	28,232	258	(280)	(22)	24,966	215	(184)	31	23,786

	1,492	(522)	970	110,249	680	(1,136)	(456)	79,844	1,022	(1,686)	(664)	87,724

Equity instruments
Domestic
Spain	35	(8)	27	1,447	132	(10)	122	1,432	201	(34)	167	1,233
International
Rest of Europe	282	(23)	259	1,245	158	(25)	133	974	75	(46)	29	1,135
United States	25	—	25	762	20	(1)	19	661	15	(5)	10	1,022
Latin America and rest of the world	298	(19)	279	1,547	235	(18)	217	888	265	(56)	209	1,152

	640	(50)	590	5,001	545	(54)	491	3,955	556	(141)	415	4,542

Of which:
Listed	311	(26)	285	1,787	313	(26)	287	1,330	311	(68)	243	1,849
Unlisted	329	(24)	305	3,214	232	(28)	204	2,625	245	(73)	172	2,693

	2,132	(572)	1,560	115,250	1,225	(1,190)	35	83,799	1,578	(1,827)	(249)	92,266

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

In the case of quoted equity instruments, when the changes in the fair value of the instrument under analysis are assessed, the duration and significance of the decline in its market price below cost for the Group is taken into account. As a general rule, for these purposes the Group considers a significant decline to be a 40% drop in the fair value of the instrument or a continued decline over a period of 18 months. Nevertheless, it should be noted that the Group assesses, on a case-by-case basis each of the instruments that have suffered losses, and monitors the performance of their prices, recognizing an impairment loss as soon as it is considered that the recoverable amount could be affected, even though the fair value may not have declined by the percentage or for the duration mentioned above.

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

At the end of 2014 the Group performed the assessment described above and recognized in the consolidated income statement impairment losses of EUR 42 million in respect of debt instruments (2013: EUR 89 million; 2012: EUR 18 million) and of EUR 147 million in respect of equity instruments which had suffered a significant and prolonged decline in price at December 31, 2014 (2013: EUR 169 million; 2012: EUR 344 million).

At the end of 2014, 45.62% of the losses recognized under Valuation adjustments - Available-for-sale financial assets arising from debt securities had been incurred in more than twelve months. Most of the losses on government debt securities recognized in the Group’s equity (approximately 53.63% of the total) related to the decline in value of Spanish and Portuguese government debt securities. This decline in value was not prompted by interest rate changes but rather by an increase, which occurred after the instruments were acquired, in the credit risk spreads (credit spreads that improved in 2014); there had not been any default on payments of interest nor was there any evidence that the issuers would fail to continue to meet their payment obligations in the future, with respect both to principal and interest, and thus prevent recovery of the carrying amount of such securities.

At the end of 2014, 49.72% of the losses recognized under Valuation adjustments - Available-for-sale financial assets arising from equity instruments had been incurred in more than twelve months. After carrying out the aforementioned assessment, the Group concluded that, given its ability and intention to hold the securities in the long term, it did not expect the factors giving rise to the decline in value described above to have an impact on future cash flows and, therefore, no impairment loss was required to be recognized at year-end.

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

The changes in 2014 reflect the positive effect of the appreciation of the US dollar and of the pound sterling, whereas the changes in 2013 reflected the depreciation of the Brazilian real.

Of the change in the balance in these years, a gain of EUR 1,093 million in 2014, and a loss of EUR 1,665 million in 2013 and EUR 388 million in 2012 related to the measurement of goodwill.

The detail, by country, of Valuation adjustments - Hedges of net investments in foreign operations and Valuation adjustments - Exchange differences is as follows:

	Millions of euros
	2014	2013	2012

Net balance at end of year	(8,955)	(10,642)	(5,968)
Of which:
Brazil Group	(5,936)	(5,480)	(2,627)
Mexico Group	(1,243)	(1,171)	(900)
Santander UK Group	(1,042)	(2,364)	(2,094)
Argentina Group	(729)	(618)	(287)
Chile Group	(528)	(453)	(80)
SHUSA Group	535	(352)	(50)
Other	(12)	(204)	70

d)	Entities accounted for using the equity method

Valuation adjustments - Entities accounted for using the equity method includes the amounts of valuation adjustments recognized in equity arising from associates and jointly controlled entities.

The changes in Valuation adjustments - Entities accounted for using the equity method were as follows:

	Millions of euros
	2014	2013	2012

Balance at beginning of year	(446)	(152)	(95)
Revaluation gains/(losses)	266	(283)	(61)
Net amounts transferred to profit or loss	95	23	21
Transfers	—	(34)	(17)

Balance at end of year	(85)	(446)	(152)

Of which:
Metrovacesa, S.A.	—	(63)	(55)
Zurich Santander Insurance América, S.L.	(37)	(135)	39
Santander Consumer USA Inc.	—	(145)	(92)

e)	Other valuation adjustments

Valuation adjustments - Other valuation adjustments include the actuarial gains and losses and the return on plan assets, less the administrative expenses and taxes inherent to the plan, and any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability (asset).

The changes in this balance are shown in the consolidated statement of recognized income and expense, and the most significant changes in 2014 related to:

•	Increase of EUR 479 million in the cumulative actuarial losses relating to the Group’s entities in Spain, due basically to the change in the main actuarial assumptions – a decrease in the discount rate from 3% to 2%.

•	Increase of EUR 246 million in the cumulative actuarial losses relating to the Group’s businesses in Brazil, due basically to the change in the main actuarial assumptions – a decrease in the discount rate from 11.24% to 10.94%.

•	Decrease of EUR 204 million in the cumulative actuarial losses relating to the Group’s businesses in the UK, due basically to the change in the main actuarial assumptions – a decrease in the CPI from 3.40% to 3.05% and a higher than expected return on plan assets.

•	Also, changes arose as a result of fluctuations in exchange rates, mainly in the UK.

30.	Shareholders’ equity

Shareholders’ equity includes the amounts of equity contributions from shareholders, accumulated profit or loss recognized through the consolidated income statement, and components of compound financial instruments having the substance of permanent equity. Amounts arising from subsidiaries are presented in the appropriate items based on their nature.

The changes in Shareholders’ equity are presented in the consolidated statement of changes in total equity. Significant information on certain items of Shareholders’ equity and the changes therein in 2014 is set forth below.

31.	Issued capital

a)	Changes

At December 31, 2011, the Bank’s share capital consisted of 8,909,043,203 shares with a total par value of EUR 4,454.5 million.

On January 31, 2012 and May 2, 2012, the bonus issues through which the Santander Dividendo Elección program is instrumented took place, whereby 167,810,197 and 284,326,000 shares (1.85% and 3.04% of the share capital, respectively) were issued, giving rise to bonus issues of EUR 83.9 million and EUR 142.2 million, respectively.

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

Also, on July 31, 2012 and November 2, 2012, the bonus issues through which the Santander Dividendo Elección program is instrumented took place, whereby 218,391,102 and 222,107,497 shares (2.22% and 2.15% of the share capital, respectively) were issued, giving rise to bonus issues of EUR 109.2 and EUR 111.1 million, respectively.

At December 31, 2012, the Bank’s share capital consisted of 10,321,179,750 shares with a total par value of EUR 5,161 million.

On January 30, 2013, April 30, 2013, July 31, 2013 and October 31, 2013, the bonus issues through which the Santander Dividendo Elección program is instrumented took place, whereby 217,503,395, 270,917,436, 282,509,392 and 241,310,515 shares (2.06%, 2.51%, 2.55% and 2.13% of the share capital, respectively) were issued, giving rise to bonus issues of EUR 108.8 million, EUR 135.5 million, EUR 141.3 million and EUR 120.7 million, respectively.

At December 31, 2013, the Bank’s share capital consisted of 11,333,420,488 shares with a total par value of EUR 5,667 million.

On January 30, 2014, April 29, 2014, July 30, 2014 and November 5, 2014, the bonus issues through which the Santander Dividendo Elección scrip dividend scheme is instrumented took place, whereby 227,646,659, 217,013,477, 210,010,506 and 225,386,463 shares (2.01%, 1.88%, 1.78% and 1.82% of the share capital, respectively) were issued, giving rise to bonus issues of EUR 113.8 million, EUR 108.5 million, EUR 105 million and EUR 112.7 million, respectively.

Also, on November 4, 2014, a capital increase was carried out to cater for the exchange of Banco Santander (Brasil) S.A. shares (see Note 3), whereby 370,937,066 shares (3.09% of the share capital) were issued, corresponding to a capital increase of EUR 185.5 million (see Note 3).

At December 31, 2014, the Bank’s share capital consisted of 12,584,414,659 shares with a total par value of EUR 6,292 million.

The Bank’s shares are listed on the Spanish Stock Market Interconnection System and on the New York, London, Milan, Lisbon, Buenos Aires, Mexico, São Paulo and Warsaw Stock Exchanges, and all of them have the same features and rights. At December 31, 2014, the only shareholders listed in the Bank’s shareholders register with ownership interests of more than 3% were State Street Bank & Trust (with an 11.43% holding), Chase Nominees Limited (with a 5.78% holding), The Bank of New York Mellon (with a 4.80% holding), EC Nominees Ltd. (with a 4.35% holding), Guaranty Nominees (with a 4.21% holding) and Clearstream Banking (with a 3.47% holding).

However, the Bank understands that these ownership interests are held in custody on behalf of third parties and that no individual third party, as far as the Bank is aware, has an ownership interest of more than 3% of the Bank’s share capital or voting power.

b)	Other considerations

The shareholders at the annual general meeting held on March 28, 2014 authorized additional share capital of EUR 2,890 million. The Bank’s directors have until March 28, 2017 to carry out capital increases up to this limit. The resolution empowers the board to fully or partially disapply the pre-emption right in accordance with the terms of Article 506 of the Spanish Limited Liability Companies Law, although this power is limited to EUR 1,156 million. This power was partially exercised in the capital increase carried out on January 8, 2015 (see Note 1.g).

The shareholders at the annual general meeting of March 28, 2014 resolved to increase the Bank’s capital by a par value of EUR 500 million and granted the board the broadest powers to set the date and establish the terms and conditions of this capital increase within one year from the date of the aforementioned annual general meeting. If the board does not exercise the powers delegated to it within the period established by the annual general meeting, these powers will be rendered null and void.

In addition, the aforementioned annual general meeting authorized the board to issue fixed-income securities, convertible into or exchangeable for shares of the Bank, for up to a total of EUR 10,000 million or the equivalent amount in another currency. The Bank’s directors have until March 28, 2019 to execute this resolution.

At December 31, 2014, the shares of the following companies were listed on official stock markets: Banco Santander Río, S.A.; Grupo Financiero Santander México, S.A.B. de C.V.; Banco Santander - Chile; Cartera Mobiliaria, S.A., SICAV; Santander Chile Holding S.A.; Banco Santander (Brasil) S.A., Bank Zachodni WBK S.A. and Santander Consumer USA Holdings Inc.

At December 31, 2014, the number of Bank shares owned by third parties and managed by Group management companies (mainly portfolio, collective investment undertaking and pension fund managers) and managed jointly was 56 million, which represented 0.44% of the Bank’s share capital. In addition, the number of Bank shares owned by third parties and received as security was 211 million (equal to 1.68% of the Bank’s share capital).

At December 31, 2014, the capital increases in progress at Group companies and the additional capital authorized by their shareholders at the respective general meetings were not material at Group level (see Exhibit V).

32.	Share premium

Share premium includes the amount paid up by the Bank’s shareholders in capital issues in excess of the par value.

The Spanish Limited Liability Companies Law expressly permits the use of the share premium account balance to increase capital at the entities at which it is recognized and does not establish any specific restrictions as to its use.

The increase in the balance of Share premium in 2013 and 2012 relates to the capital increases detailed in Note 31.a. The increase in 2014 is the result of the capital increase of EUR 2,372 million carried out to cater for the exchange of Banco Santander (Brasil) S.A. shares (see Note 3) and the reduction of EUR 440 million to cater for the capital increases arising from the Santander Dividendo Elección scrip dividend scheme.

Also, in 2014 an amount of EUR 125 million was transferred from the Share premium account to the Legal reserve (2013: EUR 102 million; 2012: EUR 141 million) (see Note 33.b.i).

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

Shareholders’ equity - Reserves - Reserves (losses) of entities accounted for using the equity method includes the net amount of the accumulated profit or loss generated in previous years by entities accounted for using the equity method, recognized through the consolidated income statement.

b)	Breakdown

The detail of Accumulated reserves and Reserves of entities accounted for using the equity method is as follows:

	Millions of euros
	2014	2013	2012

Accumulated reserves:
Restricted reserves-
Legal reserve	1,259	1,134	1,032
Reserve for treasury shares	1,487	1,509	1,549
Revaluation reserve Royal Decree-Law 7/1996	43	43	43
Reserve for retired capital	11	11	11
Voluntary reserves	2,997	3,048	18
Consolidation reserves attributable to the Bank	7,908	7,968	8,551
Accumulated profit or loss at subsidiaries	27,268	24,080	25,641

	40,973	37,793	36,845
Reserves of entities accounted for using the equity method:
Associates	187	263	255

	41,160	38,056	37,100

i.	Legal reserve

Under the Consolidated Spanish Limited Liability Companies Law, 10% of net profit for each year must be transferred to the legal reserve. These transfers must be made until the balance of the legal reserve reaches 20% of the share capital. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount.

In 2014 and 2013 the Bank transferred EUR 125 million and EUR 102 million, respectively, from the Share premium account to the Legal reserve. In 2012 the Bank transferred EUR 141 million from the Share premium account and EUR 34 million of 2011 profit to the Legal reserve.

Consequently, once again, after the capital increases described in Note 31 had been carried out, the balance of the Legal reserve reached 20% of the share capital, and at December 31, 2014 the Legal reserve was at the stipulated level.

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

iii.	Revaluation reserve Royal Decree Law 7/1996, of June7

The balance of Revaluation reserve Royal Decree-Law 7/1996 can be used, free of tax, to increase share capital. From January 1, 2007, the balance of this account can be taken to unrestricted reserves, provided that the monetary surplus has been realized. The surplus will be deemed to have been realized in respect of the portion on which depreciation has been taken for accounting purposes or when the revalued assets have been transferred or derecognized .

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

iv.	Reserves of subsidiaries and jointly controlled entities

The detail, by company, of Reserves of subsidiaries and jointly controlled entities, based on the companies’ contribution to the Group (considering the effect of consolidation adjustments) is as follows:

	Millions of euros
	2014	2013	2012

Banco Santander (Brasil), S.A. (Consolidated Group)	7,361	6,478	5,237
Santander UK Group	5,842	5,540	4,871
Banesto (*)	—	—	4,284
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander	2,566	2,573	2,104
Banco Santander - Chile	2,446	2,736	3,072
Banco Santander Totta, S.A. (Consolidated Group)	2,021	1,890	1,860
Santander Consumer Finance Group	1,815	1,189	1,351
Santander Holdings USA, Inc.	1,712	1,084	624
Santander Seguros y Reaseguros, Compañía Aseguradora, S.A.	725	515	387
Banco Banif, S.A. Unipersonal (*)	—	—	347
Banco Santander Río, S.A.	703	395	61
Banco Santander International	408	348	288
Cartera Mobiliaria, S.A., SICAV	370	339	329
Bank Zachodni WBK, S.A.	315	175	62
Banco Santander (Suisse) SA	282	242	333
Santander Investment, S.A.	282	222	218
Exchange differences, consolidation adjustments and other companies (**)	420	354	213

	27,268	24,080	25,641

Of which: restricted	2,233	2,062	2,241

(*)	The reserves of these entities are recognized at December 31, 2014 and December 31, 2013 under Voluntary reserves and Consolidation reserves attributable to the Bank as a result of the merger by absorption of the two entities into the Bank (see Note 3).
(**)	Includes the charge relating to cumulative exchange differences in the transition to International Financial Reporting Standards.

34.	Other equity instruments and Treasury shares

a)	Other equity instruments

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

On October 21, 2013 and October 23, 2014, the Bank’s board of directors amended the regulation of its treasury share policy in order to take into account the criteria recommended by the CNMV, establishing limits on average daily purchase trading and time limits. Also, a maximum price per share was set for purchase orders and a minimum price per share for sale orders.

The Bank’s shares owned by the consolidated companies accounted for 0.012% of issued share capital at December 31, 2014 (December 31, 2013: 0.013%; December 31, 2012: 0.474%).

The average purchase price of the Bank’s shares in 2014 was EUR 7.06 per share and the average selling price was EUR 7.18 per share.

The effect on equity, net of tax, arising from the purchase and sale of Bank shares was a EUR 40 million increase in 2014 (2013: EUR 28 million reduction; 2012: EUR 85 million increase).

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

Contingent liabilities includes all transactions under which an entity guarantees the obligations of a third party and which result from financial guarantees granted by the entity or from other types of contract. The detail is as follows:

	Millions of euros
	2014	2013	2012

Financial guarantees	13,383	13,479	14,437
Financial bank guarantees	12,121	12,186	13,706
Non-performing guarantees	1,262	1,293	731
Irrevocable documentary credits	2,381	2,430	2,866
Other bank guarantees and indemnities provided	28,006	24,690	27,285
Other guarantees	27,630	24,496	27,089
Undertakings to provide bank guarantees	376	194	196
Other contingent liabilities	308	450	445
Assets earmarked for third-party obligations	25	128	108
Other contingent liabilities	283	322	337

	44,078	41,049	45,033

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

At December 31, 2014, the Group had recognized provisions of EUR 654 million to cover contingent liabilities (December 31, 2013: EUR 693 million; December 31, 2012: EUR 617 million) (see Note 25).

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

iii. Other contingent liabilities

Other contingent liabilities includes the amount of any contingent liability not included in other items.

b)	Contingent commitments

Contingent commitments includes those irrevocable commitments that could give rise to the recognition of financial assets.

The detail is as follows:

	Millions of euros
	2014	2013	2012

Drawable by third parties	182,955	154,314	187,664
Financial asset forward purchase commitments	530	82	891
Regular way financial asset purchase contracts	11,725	8,222	15,040
Documents delivered to clearing houses	12,444	9,901	12,132
Other contingent commitments	386	278	315

	208,040	172,797	216,042

c)	Off-balance-sheet funds under management

The detail of off-balance-sheet funds managed by the Group and by jointly controlled companies is as follows:

	Millions of euros
	2014	2013	2012

Investment funds	109,519	93,304	89,176
Pension funds	11,481	10,879	10,076
Assets under management	20,369	20,987	18,889

	141,369	125,170	118,141

d)	Third-party securities held in custody

At December 31, 2014, the Group held in custody debt securities and equity instruments totaling EUR 1,023,819 million (December 31, 2013: EUR 853,509 million; December 31, 2012: EUR 725,609 million) entrusted to it by third parties.

36.	Derivatives - Notional amounts and market values of trading and hedging derivatives

The detail of the notional and/or contractual amounts and the market values of the trading and hedging derivatives held by the Group is as follows:

	Millions of euros
	2014		2013		2012
	Notional amount	Market value	Notional amount	Market value	Notional amount	Market value

Trading derivatives:
Interest rate risk-
Forward rate agreements	192,659	(50)	120,773	(2)	324,031	(7)
Interest rate swaps	2,738,960	1,253	2,454,752	1,190	2,114,198	2,942
Options, futures and other derivatives	665,658	(1,035)	605,532	(1,157)	655,091	(487)
Credit risk-
Credit default swaps	66,596	81	79,822	49	90,119	18
Foreign currency risk-
Foreign currency purchases and sales	230,961	515	186,207	1,935	187,976	278
Foreign currency options	46,311	(38)	45,196	200	49,442	(18)
Currency swaps	278,380	(1,694)	255,731	(1,001)	277,392	(436)
Securities and commodities derivatives and other	105,901	(1,222)	95,634	(1,202)	149,737	(1,714)

	4,325,426	(2,190)	3,843,647	12	3,847,986	576

Hedging derivatives:
Interest rate risk-
Interest rate swaps	190,872	(185)	219,103	1,456	195,416	2,154
Options, futures and other derivatives	9,569	13	2,144	12	8,006	19
Credit risk-
Credit default swaps	607	(9)	760	(14)	833	(7)
Foreign currency risk-
Foreign currency purchases and sales	25,530	86	24,161	630	24,758	(278)
Foreign currency options	621	39	3,883	409	24,740	(34)
Currency swaps	46,727	147	38,760	525	38,895	(399)
Securities and commodities derivatives and other	168	—	258	—	278	37

	274,094	91	289,069	3,018	292,926	1,492

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

The notional amounts and fair values of the hedging derivatives, by type of hedge, is as follows:

	Millions of euros
	2014		2013		2012
	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value

Fair value hedges	234,939	(249)	229,439	1,257	195,486	1,975
Cash flow hedges	22,388	444	55,417	743	56,311	(209)
Hedges of net investments in foreign operations	16,767	(104)	4,213	1,018	41,129	(274)

	274,094	91	289,069	3,018	292,926	1,492

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

i. Cash flow hedges

The fair value of the cash flow hedges, net of the related tax effect, is recognized under Valuation adjustments - Cash flow hedges in the Group’s equity. The detail of the terms, from December 31, 2014, within which the amounts recognized under Valuation adjustments - Cash flow hedges in equity will be recognized in the consolidated income statements in the coming years is as follows:

	Millions of euros
2014	Within 1 year	1 to 5 years	More than 5 years	Total

Debit balances (losses)	46	140	40	226

The net amount recognized as an equity valuation adjustment in 2014, as a result of the cash flow hedges, was an increase of EUR 459 million.

The net amount transferred from equity to 2014 profit was EUR 345 million, relating to the accrual to the net interest margin of the cash flow hedges.

The impact on 2014 profit and loss of the ineffectiveness of the Group’s cash flow hedges was a net loss of EUR 159 million (see Note 44).

ii. Fair value hedges

In 2014 a net gain of EUR 90 million was recognized (gains of EUR 817 million on hedged items and losses of EUR 727 million on hedging derivatives) on fair value hedging transactions (see Note 44). In this connection, at December 31, the Bank accounted for most of the Group’s fair value hedges.

Hence, the financial management area of the Bank, as Parent of the Group, uses derivatives to hedge the interest rate risk and foreign currency risk of the issues of instrumental companies of the Group guaranteed by the Bank. Following are details of the main hedges taken out by the Bank which remained outstanding at the Group at December 31, 2014.

At December 31, 2014, the Group held hedging derivatives for a notional amount equivalent to EUR 30,191 million, the market value of which represented a gain of EUR 1,448 million which is offset in profit and loss on measurement of the hedged issues. The net result of this hedge is a net loss of EUR 53 million.

The main currencies of these fair value hedges are: the euro, with a notional amount of EUR 27,611 million and gains on derivatives of EUR 1,426 million, the US dollar, with a notional amount of EUR 1,790 million and gains on derivatives of EUR 35 million, and the pound sterling, with a notional amount of EUR 207 million and a gain on derivatives of EUR 0.2 million.

Also, the Bank uses derivatives to hedge the interest rate risk of government and corporate bonds recognized as available-for-sale assets. At December 31, 2014, the notional amount of these derivatives was EUR 9,072 million and their fair value gave rise to a loss of EUR 772 million, which was offset by the result of measuring the bonds at their hedged risk, giving rise to a net overall loss of EUR 1.7 million.

Lastly, the Bank has two fair value macro-hedges from its merger with Banesto. At year-end, the notional amount of the related derivatives was EUR 3,905 million and their fair value gave rise to a loss of EUR 96 million. Including the measurement of the hedged items, the net result of the macro-hedges was a gain of EUR 11.3 million.

iii. Foreign currency hedges (net investments in foreign operations)

As part of its financial strategy, the Group hedges the foreign currency risk arising from its investments in non-euro-zone countries. To this end, it arranges foreign currency derivatives in order to take a long position in euros vis-à-vis the local currency of the investment.

At December 31, 2014, the total notional amount of the hedges of these investments was the equivalent of EUR 15,714 million, of which EUR 10,173 million related to foreign currency swaps and forwards, EUR 310 million to foreign currency options and EUR 5,231 million to spot foreign currency sales.

By currency,

•	Hedges of the Brazilian real included hedging foreign currency options and forwards amounting to EUR 4,859 million. The amount hedged with foreign currency forwards totals EUR 4,549 million, with a loss of EUR 417 million; the amount hedged with foreign currency options totals EUR 310 million, which gave rise to a loss of EUR 359 million in 2014. At December 31, 2014, the market value of outstanding options represented a net gain of EUR 40 million. In 2014 options taken to hedge the Brazilian real were settled with an effect on valuation adjustments amounting to EUR 124 million.

•	The position in Mexican pesos is hedged through foreign currency swaps and forwards with a notional amount of EUR 2,728 million and a loss of EUR 123 million.

•	The Polish zloty is hedged through foreign currency swaps and forwards with a notional amount of EUR 1,376 million and a gain of EUR 5 million.

•	The hedging of the Chilean peso includes outstanding non-deliverable foreign currency forwards amounting to EUR 1,194 million, with a loss of EUR 44 million.

•	Norwegian kroner are hedged through foreign currency forwards amounting to EUR 326 million, with a gain of EUR 36 million.

In addition to these hedges with derivatives, spot foreign currency sales were made to offset the structural foreign currency risk: spot sales were made of US dollars against euros, which amounted to EUR 1,593 million and gave rise to a loss of EUR 233 million, of pounds sterling against euros, which totaled EUR 3,523 million and gave rise to a loss of EUR 264 million and, lastly, of Swiss francs against euros, with a notional amount of EUR 115 million, which gave rise to a loss of EUR 2 million.

At 2013 year-end, the Bank held foreign currency options in this connection with an equivalent euro notional amount of EUR 8,846 million, which were denominated in Brazilian reals. In 2013 losses amounting to EUR 214 million, which arose from the settlement of options that were exercised, were taken to equity. At 2013 year-end, the market value of the options not yet exercised represented a net gain of EUR 399 million. In addition to foreign currency options, the Group had also arranged other hedging derivatives to round off its hedging of the structural foreign currency risk of its foreign currency investments: Chilean pesos for a notional amount of EUR 1,187 million, which gave rise to a gain of EUR 139 million; Brazilian reals for a notional amount of EUR 6,905 million, with a gain of EUR 720 million; Mexican pesos for a total notional amount of EUR 3,185 million, with a loss of EUR 2 million; and Polish zloty for a notional amount of EUR 1,651 million, with a loss of EUR 40 million, as well as a gain of EUR 6 million on options that had already expired.

Lastly, in addition to these hedges involving derivatives, foreign currency spot sales were made to offset structural foreign currency risk. By currency, spot sales were made of US dollars against euros, which amounted to EUR 1,293 million and gave rise to a gain of EUR 68 million, and of pounds sterling against euros, which totaled EUR 3,345 million and gave rise to a gain of EUR 214 million.

At 2012 year-end, the Bank held foreign currency options in this connection with an equivalent euro notional amount of EUR 12,370 million, of which EUR 10,468 million were denominated in Brazilian reals and EUR 1,902 million in Polish zloty. In 2012 losses amounting to EUR 571 million, which arose from the settlement of options that were exercised, were taken to equity. At 2012 year-end, the market value of the options not yet exercised represented an unrealized net loss of EUR 33 million. In addition to foreign currency options, the Group had also arranged other hedging derivatives to round off its hedging of the structural foreign currency risk of its foreign currency investments: Chilean pesos for a notional amount of EUR 2,327 million, which gave rise to a loss of EUR 360 million; Brazilian reals for a notional amount of EUR 2,722 million, with a loss of EUR 377 million; and Mexican pesos for a total notional amount of EUR 4,172 million, with a loss of EUR 266 million.

Lastly, in addition to these hedges involving derivatives, foreign currency spot sales were made to offset structural foreign currency risk. By currency, spot sales were made of US dollars against euros, which amounted to EUR 1,805 million and gave rise to a gain of EUR 38 million, and of pounds sterling against euros, which totaled EUR 6,377 million and gave rise to a loss of EUR 170 million.

In line with the purpose of hedging the underlying carrying amount of net assets in foreign currencies, the overall valuation adjustments (gains/losses) obtained from the aforementioned hedges offset from an equity position the exchange differences arising from the conversion to euros of the Group’s investments in its investees’ net assets.

For their part, the hedges of net investments in foreign operations did not generate gains or losses for ineffectiveness in 2014.

37.	Discontinued operations

No significant operations were discontinued in 2014, 2013 or 2012.

a)	Profit or loss and net cash flows from discontinued operations

The detail of the profit or loss from discontinued operations is set forth below.

The balance sheets and income statements for 2012 were restated in 2013 in order to present Santander UK’s cards business that was acquired from GE (General Electric) in prior years as a discontinued operation:

	Millions of euros
	2014	2013	2012

Interest income/(charges)	4	84	232
Net fee and commission income	—	22	48
Gains/losses on financial assets and liabilities	—	—	—
Other operating income/(expenses)	—	—	(2)

Gross income	4	106	278
Personnel expenses	(1)	(7)	(19)
Other general administrative expenses	(3)	(23)	(114)
Depreciation and amortization	—	(2)	(6)
Provisions (net)	(22)	(6)	(6)
Impairment losses on financial assets	(4)	(6)	(36)

Profit (loss) from operations	(26)	62	97
Gains (losses) on disposal of assets not classified as non-current assets held for sale	—	(80)	2

Profit (loss) before tax	(26)	(18)	99

Income tax (Note 27)	—	3	(29)

Profit (loss) from discontinued operations	(26)	(15)	70

Additionally, following is a detail of the net cash flows attributable to the operating, investing and financing activities of discontinued operations.

	Millions of euros
	2014	2013	2012

Cash and cash equivalents as at beginning of year	—	—	—
Cash flows from operating activities	(10)	2	(3)
Cash flows from investing activities	10	(2)	3
Cash flows from financing activities	—	—	—

Cash and cash equivalents as at end of year	—	—	—

b)	Earnings per share relating to discontinued operations

The earnings per share relating to discontinued operations were as follows:

	2014	2013	2012

Basic earnings per share (euros)	(0.00)	(0.00)	0.01
Diluted earnings per share (euros)	(0.00)	(0.00)	0.01

38.	Interest and similar income

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

The detail of the main interest and similar income items earned in 2014, 2013 and 2012 is as follows:

	Millions of euros
	2014	2013	2012

Balances with the Bank of Spain and other central banks	2,038	2,701	2,693
Loans and advances to credit institutions	1,782	766	1,034
Debt instruments	7,247	6,435	7,093
Loans and advances to customers	42,175	40,206	46,127
Insurance contracts linked to pensions (Note 25)	9	11	45
Other interest	1,405	1,328	1,799

	54,656	51,447	58,791

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

The detail of the main items of interest expense and similar charges accrued in 2014, 2013 and 2012 is as follows:

	Millions of euros
	2014	2013	2012

Balances with the Bank of Spain and other central banks	55	118	522
Deposits from credit institutions	2,144	1,852	1,959
Customer deposits	13,415	14,805	16,403
Marketable debt securities	6,844	6,880	7,277
Subordinated liabilities (Note 23)	1,084	1,260	1,650
Provisions for pensions (Note 25)	344	363	398
Other interest	1,223	234	659

	25,109	25,512	28,868

Most of the interest expense and similar charges was generated by the Group’s financial liabilities that are measured at amortized cost.

40.	Income from equity instruments

Income from equity instruments includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.

The detail of Income from equity instruments is as follows:

	Millions of euros
	2014	2013	2012

Equity instruments classified as:
Financial assets held for trading	287	264	290
Available-for-sale financial assets	148	114	133

	435	378	423

41.	Income from companies accounted for using the equity method

Income from companies accounted for using the equity method comprises the amount of profit or loss attributable to the Group generated during the year by associates and jointly controlled entities.

The detail of Income from companies accounted for using the equity method is as follows:

	Millions of euros
	2014	2013	2012

Santander Consumer USA Inc.	—	322	349
Zurich Santander Insurance América, S.L.	167	138	134
Metrovacesa, S.A.	(68)	(40)	(100)
SAM Investment Holdings Limited	51	—	—
Allfunds Bank, S.A.	23	17	11
Companhia de Crédito, Financiamento e Investimento RCI Brasil	20	21	16
Other companies	50	42	17

	243	500	427

42.	Fee and commission income

Fee and commission income comprises the amount of all fees and commissions accruing in favor of the Group in the year, except those that form an integral part of the effective interest rate on financial instruments.

The detail of Fee and commission income is as follows:

	Millions of euros
	2014	2013	2012

Collection and payment services:
Bills	284	333	336
Demand accounts	1,006	1,163	1,209
Cards	2,769	2,890	2,746
Orders	422	347	347
Cheques and other	144	165	226

	4,625	4,898	4,864

Marketing of non-banking financial products:
Investment funds	831	1,040	1,074
Pension funds	111	163	143
Insurance	2,304	2,399	2,451

	3,246	3,602	3,668

Securities services:
Securities underwriting and placement	306	208	204
Securities trading	303	316	323
Administration and custody	248	212	214
Asset management	78	107	103

	935	843	844

Other:
Foreign exchange	264	243	229
Financial guarantees	498	476	484
Commitment fees	343	329	282
Other fees and commissions	2,604	2,082	2,361
	3,709	3,130	3,356

	12,515	12,473	12,732

43.	Fee and commission expense

Fee and commission expense shows the amount of all fees and commissions paid or payable by the Group in the year, except those that form an integral part of the effective interest rate on financial instruments.

The detail of Fee and commission expense is as follows:

	Millions of euros
	2014	2013	2012

Fees and commissions assigned to third parties	1,618	1,718	1,616
Of which: Cards	1,149	1,279	1,203
Brokerage fees on lending and deposit transactions	42	37	36
Other fees and commissions	1,159	957	819

	2,819	2,712	2,471

44.	Gains/losses on financial assets and liabilities

Gains/losses on financial assets and liabilities includes the amount of the valuation adjustments of financial instruments, except those attributable to interest accrued as a result of application of the effective interest method and to allowances, and the gains or losses obtained from the sale and purchase thereof.

a)	Breakdown

The detail, by origin, of Gains/losses on financial assets and liabilities is as follows:

	Millions of euros
	2014	2013	2012

Financial assets and liabilities held for trading (*)	2,377	1,733	1,460
Other financial instruments at fair value through profit or loss (*)	239	(6)	159
Financial instruments not measured at fair value through profit or loss	1,427	1,622	1,789
Of which: Available-for-sale financial assets	1,416	1,490	915
Of which:
Debt instruments	1,173	1,345	576
Equity instruments	243	145	339
Of which: Other	11	132	874
Of which:
Due to exchange and repurchase of securities	—	—	870
Hedging derivatives (Note 36)	(69)	(115)	(79)

	3,974	3,234	3,329

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

b)	Financial assets and liabilities at fair value through profit or loss

The detail of the amount of the asset balances is as follows:

	Millions of euros
	2014	2013	2012

Loans and advances to credit institutions	30,407	18,947	20,115
Loans and advances to customers	11,892	18,275	23,098
Debt instruments	58,605	44,716	46,561
Equity instruments	13,799	5,833	6,180
Derivatives	76,858	58,899	110,319

	191,561	146,670	206,273

The Group mitigates and reduces this exposure as follows:

•	With respect to derivatives, the Group has entered into framework agreements with a large number of credit institutions and customers for the netting-off of asset positions and the provision of collateral for non-payment.

At December 31, 2014, the actual credit risk exposure of the derivatives was EUR 42,761 million.

•	Loans and advances to credit institutions and Loans and advances to customers included reverse repos amounting to EUR 32,935 million at December 31, 2014.

Also, mortgage-backed assets totaled EUR 2,659 million.

•	Debt instruments include EUR 48,263 million of Spanish and foreign government securities.

At December 31, 2014, the amount of the change in the year in the fair value of financial assets at fair value through profit or loss attributable to variations in their credit risk (spread) was not material.

The detail of the amount of the liability balances is as follows:

	Millions of euros
	2014	2013	2012

Deposits from central banks	(8,362)	(5,963)	(2,142)
Deposits from credit institutions	(24,570)	(17,112)	(19,154)
Customer deposits	(38,671)	(34,984)	(37,535)
Marketable debt securities	(3,830)	(4,087)	(4,905)
Short positions	(17,628)	(15,951)	(15,181)
Derivatives	(79,048)	(58,887)	(109,743)

	(172,109)	(136,984)	(188,660)

45.	Exchange differences

Exchange differences shows basically the gains or losses on currency dealings, the differences that arise on translations of monetary items in foreign currencies to the functional currency, and those disclosed on non-monetary assets in foreign currency at the time of their disposal.

46.	Other operating income and Other operating expenses

Other operating income and Other operating expenses in the consolidated income statements include:

	Millions of euros
	2014	2013	2012

Insurance activity	137	117	593
Income from insurance and reinsurance contracts issued	3,532	4,724	5,541
Of which:
Insurance and reinsurance premium income	3,284	4,513	4,667
Reinsurance income (Note 15)	248	211	874
Expenses of insurance and reinsurance contracts	(3,395)	(4,607)	(4,948)
Of which:
Claims paid and other insurance-related expenses	(3,800)	(4,497)	(4,440)
Net provisions for insurance contract liabilities	910	382	(323)
Reinsurance premiums paid	(505)	(492)	(185)
Non-financial services	88	93	137
Sales and income from the provision of non-financial services	343	322	369
Cost of sales	(255)	(229)	(232)
Other operating income and expenses	(384)	(512)	(644)
Other operating income	1,339	857	783
Of which, fees and commissions offsetting direct costs	106	115	130
Other operating expenses	(1,723)	(1,369)	(1,427)
Of which, Deposit Guarantee Fund	(577)	(570)	(554)

	(159)	(302)	86

Most of the Bank’s insurance activity is carried on in life insurance.

47.	Personnel expenses

a)	Breakdown

The detail of Personnel expenses is as follows:

	Millions of euros
	2014	2013	2012

Wages and salaries	7,412	7,215	7,343
Social security costs	1,293	1,296	1,353
Additions to provisions for defined benefit pension plans (Note 25)	75	88	145
Contributions to defined contribution pension funds (Note 25)	247	223	155
Share-based remuneration costs	66	103	133
Of which, Bank directors (*)	—	1	4
Other staff costs	1,149	1,144	1,177

	10,242	10,069	10,306

(*)	Relating to amounts associated with the performance share plans

b)	Headcount

The average number of employees in the Group, by professional category, was as follows:

	Average number of employees (**)
	2014	2013	2012

The Bank (**):
Senior management (**)	101	133	96
Other line personnel	21,376	23,403	16,545
Clerical staff	2,563	3,421	2,845
General services personnel	25	28	29

	24,065	26,985	19,515
Banesto (**)	—	—	8,762
Rest of Spain	6,781	6,931	6,708
Santander UK plc	19,866	19,773	20,355
Banco Santander (Brasil) S.A.	47,296	51,462	53,543
Other companies (***)	85,930	81,222	79,752

	183,938	186,373	188,635

(*)	Categories of deputy assistant executive vice president and above, including senior management.
(**)	Banesto employees have been included under Banco Santander, S.A. since the merger in 2013 (see Note 3.b.vi).
(***)	Excluding personnel assigned to discontinued operations.

The functional breakdown, by gender, at December 31, 2014 is as follows:

	Functional breakdown by gender
	Senior executives		Other executives		Other personnel
	Men	Women	Men	Women	Men	Women

Continental Europe	995	217	5,844	2,841	21,470	28,599
United Kingdom	170	39	1,166	508	9,315	13,511
Latin America	675	129	5,834	3,496	37,794	52,802

	1,840	385	12,844	6,845	68,579	94,912

The same information, expressed in percentage terms at December 31, 2014, is as follows:

	Functional breakdown by gender
	Senior executives		Other executives		Other personnel
	Men	Women	Men	Women	Men	Women

Continental Europe	82%	18%	67%	33%	43%	57%
United Kingdom	81%	19%	70%	30%	41%	59%
Latin America	84%	16%	63%	37%	42%	58%

	83%	17%	65%	35%	42%	58%

The labor relations between employees and the various Group companies are governed by the related collective agreements or similar regulations.

c)	Share-based payments

The main share-based payments granted by the Group in force at December 31, 2014, 2013 and 2012 are described below.

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

The plans that include share-based payments are as follows: (i) performance share plan; (ii) obligatory investment share plan; (iii) deferred conditional delivery share plan; (iv) deferred conditional variable remuneration plan and (v) performance share plan. The characteristics of the plans are set forth below:

(i) Performance share plan

This deferred share-based variable remuneration was instrumented through a multiannual incentive plan payable in shares of the Bank. The beneficiaries of the plan were the executive directors and other members of senior management, together with any other Group executives determined by the board of directors or, when delegated by it, the executive committee, except for Plan PI14 (approved in 2011), of which the executive directors and senior executives who participated in the deferred conditional variable remuneration plan were not beneficiaries.

This plan involved successive three-year cycles of share deliveries to the beneficiaries. In June 2009, 2010 and 2011 the fourth, fifth and sixth and final cycles (PI12, PI13 and Pl14, respectively) were approved. On July 31, 2012, 2013 and 2014 the fourth, fifth and sixth cycles (PI12, PI13 and PI14, respectively) were cancelled.

For each cycle a maximum number of shares was established for each beneficiary who remained in the Group’s employ for the duration of the plan. The target, which, if met, would determine the number of shares to be delivered, was defined by comparing the Total Shareholder Return (TSR) performance of the shares of Banco Santander, S.A. with the TSR of a benchmark group of financial institutions.

The ultimate number of shares to be delivered in the aforementioned cycles was determined by the degree of achievement of the targets on the third anniversary of commencement of each cycle, and the shares would be delivered within a maximum period of seven months from the beginning of the year in which the corresponding cycle ended.

Plan PI14 expired in 2014, without any shares having been delivered to the plan beneficiaries, since the minimum target for shares to be delivered was not achieved.

Following is a summary of the changes in the cycles of this plan in the period from 2012 to 2014:

	Number of shares (thousands)	Year granted	Employee group	Number of persons	Date of commencement of exercise period	Date of expiry of exercise period

Plans outstanding at 01/01/12	54,766

Shares delivered (Plan I12)	(5,056)	2009	Executives	(5,749)	06/19/09	07/31/12
Options cancelled, net (Plan I12)	(13,811)	2009	Executives	(761)	06/19/09	07/31/12
Options cancelled, net (Plan I14)	(1,810)	2011	Executives	(199)	06/17/11	07/31/14

Plans outstanding at 12/31/12	34,089

Options cancelled, net (Plan I13)	(19,613)	2010	Executives	(6,782)	06/11/10	07/31/13

Plans outstanding at 12/31/13	14,476

Options cancelled, net (Plan I14)	(14,476)	2011	Executives	(6,699)	06/17/11	07/31/14

Plans outstanding at 12/31/14	—

(ii)	Obligatory investment share plan

This deferred share-based variable remuneration was instrumented through a multiannual incentive plan payable in shares of the Bank and conditional upon compliance with certain investment and continued Group service requirements. The beneficiaries of this plan were the executive directors, members of the Bank’s senior management and other Group executives determined by the board of directors.

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

Participants who held the shares acquired through the Obligatory Investment and remained in the Group’s employ for three years from the date on which the Obligatory Investment was made (until 2011, 2012 and 2013, respectively) were entitled to receive the same number of Bank shares as that composing their initial obligatory investment.

The shares would be delivered within a maximum period of one month from the third anniversary of the date on which the obligatory investment was made.

In 2009 a requirement was introduced for the third cycle additional to that of remaining in the Group’s employ, which was that in the three-year period from the investment in the shares, none of the following circumstances should occur: (i) poor financial performance of the Group; (ii) breach by the beneficiary of the codes of conduct or other internal regulations, including, in particular, those relating to risks, where applicable to the executive in question; or (iii) material restatement of the Group’s financial statements, except when it was required pursuant to a change in accounting standards.

This plan was cancelled with the delivery of the shares of the third cycle in March 2013.

(iii) Deferred conditional delivery share plan

In 2012 and 2013 the Bank’s board of directors, at the proposal of the appointments and remuneration committee, approved the third and fourth cycles of the deferred conditional delivery share plan to instrument payment of the share-based bonus of the Group executives or employees whose variable remuneration or annual bonus for 2012 and 2013, respectively, exceeded, in general, EUR 0.3 million (gross), with a view to deferring a portion of the aforementioned variable remuneration or bonus over a period of three years in which it will be paid in Santander shares. Since these cycles entailed the delivery of Bank shares, the shareholders at the annual general meetings of March 30, 2012 and March 22, 2013 approved, respectively, the application of the third and fourth cycles of the deferred conditional delivery share plan. These cycles are not applicable to the executive directors or other members of senior management or other executives who are beneficiaries of the deferred conditional variable remuneration plan described below.

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

(iv) Deferred conditional variable remuneration plan

In 2012, 2013 and 2014 the Bank’s board of directors, at the proposal of the appointments and remuneration committee, approved the second, third and fourth cycles of the deferred conditional variable remuneration plan to instrument payment of the bonus for 2012, 2013 and 2014, respectively, of the executive directors and certain executives (including senior management) and employees who assume risk, who perform control functions or receive an overall remuneration which puts them on the same remuneration level as senior executives and employees who assume risks (all of whom are referred to as the “Identified Staff”, in accordance with the Guidelines on Remuneration Policies and Practices approved by the Committee of European Banking Supervisors on December 10, 2010 and, since 2014, pursuant to Article 92(2) of Directive 2013/36/EU of the European Parliament and of the Council, of June 26, 2013, and the related implementing legislation).

Since the aforementioned cycles entail the delivery of Bank shares, the shareholders at the annual general meetings of March 30, 2012, March 22, 2013 and March 28, 2014 approved, respectively, the application of the second, third and fourth cycles of the deferred conditional variable remuneration plan.

The purpose of these cycles is to defer a portion of the bonus of the beneficiaries thereof over a period of three years for it to be paid, where appropriate, in cash and in Santander shares; the other portion of the variable remuneration is also to be paid in cash and Santander shares, upon commencement of the cycles, in accordance with the rules set forth below.

The bonus will be paid in accordance with the following percentages, based on the timing of the payment and the group to which the beneficiary belongs (the “immediate payment percentage” identifies the portion of the bonus for which payment is not deferred, and the “deferred percentage” identifies the portion of the bonus for which payment is deferred):

	2014
	Immediate payment percentage (*)	Deferred percentage (*)

Executive directors and members of the Identified Staff with total variable remuneration ≥ EUR 2.6 million	40%	60%
Division managers, country heads, other executives of the Group with a similar profile and members of the Identified Staff with total variable remuneration ≥ EUR 1.8 million (< EUR 2.6 million)	50%	50%
Other beneficiaries	60%	40%

	2012-2013
	Immediate payment percentage (*)	Deferred percentage (*)

Executive directors	40%	60%
Division managers and other executives of the Group with a similar profile	50%	50%
Other executives subject to supervision	60%	40%

(*)	Generally applicable percentages. In some countries deferred percentages may be higher for certain categories of executives, thereby giving rise to lower immediate payment percentages.

The payment of the deferred percentage of the bonus applicable in each case will be deferred over a period of three years and will be paid in three instalments, within 30 days following the anniversaries of the initial date (the date on which the immediate payment percentage is paid) in 2014, 2015 and 2016 for the second cycle, in 2015, 2016 and 2017 for the third cycle, and in 2016, 2017 and 2018 for the fourth cycle, 50% being paid in cash and 50% in shares, provided that the conditions described below are met.

In addition to the requirement that the beneficiary remains in the Group’s employ, with the exceptions included in the plan regulations, the accrual of the deferred remuneration is conditional upon none of the following circumstances existing -in the opinion of the board of directors following a proposal of the remuneration committee-, during the period prior to each of the deliveries, pursuant to the provisions set forth in each case in the plan regulations: (i) poor financial performance of the Group; (ii) breach by the beneficiary of internal regulations, including, in particular, those relating to risks; (iii) material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in the Group’s economic capital or risk profile.

On each delivery, the beneficiaries will be paid an amount in cash equal to the dividends paid on the deferred amount in shares and the interest on the amount accrued in cash. If the Santander Dividendo Elección scrip dividend scheme is applied, they will be paid the price offered by the Bank for the bonus share rights corresponding to those shares.

The maximum number of shares to be delivered is calculated taking into account the amount resulting from applying the applicable taxes and the volume-weighted average prices for the 15 trading sessions prior to the date on which the board of directors approves the bonus for the Bank’s executive directors for 2012, 2013 and 2014 for the second, third and fourth cycle, respectively.

(v) Performance share plan

In 2014 the Bank’s board of directors approved the first cycle of the performance share plan by which to instrument a portion of the variable remuneration of the identified staff, consisting of a long-term incentive (ILP) in shares based on the Bank’s performance over a multiannual period.

Since the aforementioned cycle entails the delivery of Bank shares, the annual general meeting of March 28, 2014 approved the application of the first cycle of the plan.

The maximum amount of the plan and, consequently, the maximum number of shares to which a beneficiary may be entitled under this plan was set at 15% of the beneficiaries’ benchmark bonus.

The board of directors, following a proposal of the remuneration committee, has set the amount of the ILP for each beneficiary for 2014. For this purpose, the following percentages were applied to 15% of the beneficiaries’ benchmark bonus in accordance with the relative performance of the Bank’s Total Shareholder Return (TSR) in 2014 compared to a benchmark group:

Santander’s place in the TSR ranking	Percentage of maximum shares to be delivered
1st to 8th	100%
9th to 12th	50%
13th and below	0%

Since the Bank’s TSR was in fourth place, the applicable percentage was 100%.

The agreed-upon amount of the ILP for each beneficiary will be deferred over a period of three years and will be paid, where appropriate, in thirds in June 2016, 2017 and 2018 based on compliance with the multiannual TSR targets. Thus, for each payment date, the board of directors, following a proposal of the remuneration committee, will calculate the amount, where appropriate, to be received by each beneficiary applying to the third of the agreed-upon amount of the ILP for that year the percentage resulting from the following table:

Santander’s place in the TSR ranking	Percentage of maximum shares to be delivered
1st to 4th	100.0%
5th	87.5%
6th	75.0%
7th	62.5%
8th	50.0%
9th and below	0%

For the accrual for 2016, the benchmark TSR will be that accumulated between January 1, 2014 and December 31, 2015, for the accrual for 2017, the benchmark TSR will be that accumulated between January 1, 2014 and December 31, 2016 and for the accrual for 2018, the benchmark TSR will be that accumulated between January 1, 2014 and December 31, 2017.

The shares to be delivered on each ILP payment date, based on based on compliance with the related multiannual TSR target will be conditional, in addition to the requirement that the beneficiary remains in the Group’s employ, with the exceptions included in the plan regulations, upon none of the following circumstances existing -in the opinion of the board of directors following a proposal of the remuneration committee-, during the period prior to each of the deliveries, as a consequence of actions performed in 2014: (i) poor financial performance of the Group; (ii) breach by the beneficiary of internal regulations, including, in particular, those relating to risks; (iii) material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in the Group’s economic capital or risk profile.

ii. Santander UK plc

The long-term incentive plans on shares of the Bank granted by management of Santander UK plc to its employees are as follows:

	Number of shares (in thousands)	Exercise price in pounds sterling (*)	Year granted	Employee group	Number of persons		Date of commencement of exercise period	Date of expiry of exercise period

Plans outstanding at 01/01/12	11,273

Options granted (Sharesave)	10,012	3.66	2012	Employees	7,089	(**)	11/01/12	11/01/15
							11/01/12	11/01/17
Options exercised	(3)	4.56
Options cancelled (net) or not exercised	(6,468)	5.34

Plans outstanding at 12/31/12	14,814

Options granted (Sharesave)	4,340	3.69	2013	Employees	13,110	(**)	11/01/13	11/01/16
							11/01/13	11/01/18
Options exercised	(78)	4.02
Options cancelled (net) or not exercised	(3,169)	4.72

Plans outstanding at 12/31/13	15,907

Options granted (Sharesave)	6,745	4.91	2014	Employees	6,639	(**)	11/01/14	11/01/17
							11/01/14	11/01/19
Options exercised	(1,375)	4.36
Options cancelled (net) or not exercised	(2,155)	4.85

Plans outstanding at 12/31/14	19,122

(*)	At December 31, 2014, 2013 and 2012, the euro/pound sterling exchange rate was EUR 1.28386/GBP 1; EUR 1.19947/GBP 1 and EUR 1.22534/GBP 1, respectively.
(**)	Number of accounts/contracts. A single employee may have more than one account/contract.

In 2008 the Group launched a voluntary savings scheme for Santander UK employees (Sharesave Scheme) whereby employees who join the scheme will have between GBP 5 and GBP 250 (between GBP 5 and GBP 500 in 2014) deducted from their net monthly pay over a period of three or five years. When this period has ended, the employees may use the amount saved to exercise options on shares of the Bank at an exercise price calculated by reducing by up to 20% the average purchase and sale prices of the Bank shares in the three trading sessions prior to the approval of the scheme by the UK tax authorities (HMRC). This approval must be received within 21 to 41 days following the publication of the Group’s results for the first half of the year. This scheme was approved by the board of directors, at the proposal of the appointments and remuneration committee, and, since it involved the delivery of Bank shares, its application was authorized by the annual general meeting held on June 21, 2008. Also, the scheme was authorized by the UK tax authorities (HMRC) and commenced in September 2008. In the subsequent years, at the annual general meetings held on June 19, 2009, June 11, 2010, June 17, 2011, March 30, 2012, March 22, 2013 and March 28, 2014, respectively, the shareholders approved the application of schemes previously approved by the board and with similar features to the scheme approved in 2008.

iii. Fair value

The fair value of the performance share plans was calculated as follows:

•	It was assumed that the beneficiaries will not leave the Group’s employ during the term of each plan.

•	The fair value of the Bank’s relative TSR position was calculated, on the grant date, on the basis of the report of an independent expert whose assessment was carried out using a Monte Carlo valuation model to perform 10,000 simulations to determine the TSR of each of the companies in the benchmark group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

	PI12	PI13	PI14

Expected volatility (*)	42.36%	49.65%	51.35%
Annual dividend yield based on last few years	4.88%	6.34%	6.06%
Risk-free interest rate (Treasury Bond yield (zero coupon) over the period of the plan)	2.04%	3.33%	4.073%

(*)	Calculated on the basis of historical volatility over the corresponding period (three years).

The application of the simulation model results in a percentage value of 55.42% for Plan I-12, 62.62% for Plan I13 and 55.39% for Plan l14. Since this valuation refers to a market condition, it cannot be adjusted after the grant date.

The fair value of each option granted by Santander UK was estimated at the grant date using a European/American Partial Differential Equation model with the following assumptions:

	2014	2013	2012

Risk-free interest rate	1.56%-1.97%	1.2%-1.7%	0.73%-1.04%
Dividend increase	10.16%-10.82%	16%-19%	16%-17%
Volatility of underlying shares based on historical volatility over five years	24.16%-24.51%	32.15%-32.32%	38.62%-39.41%
Expected life of options granted	3 and 5 years	3 and 5 years	3 and 5 years

48.	Other general administrative expenses

a)	Breakdown

The detail of Other general administrative expenses is as follows:

	Millions of euros
	2014	2013	2012

Property, fixtures and supplies	1,930	1,980	1,916
Technology and systems	979	992	889
Advertising	655	630	662
Technical reports	606	493	491
Communications	489	519	638
Taxes other than income tax	462	445	415
Surveillance and cash courier services	397	425	432
Per diems and travel expenses	287	284	297
Insurance premiums	64	59	61
Other administrative expenses	1,788	1,556	1,694

	7,657	7,383	7,495

b)	Technical reports and other

Technical reports includes the fees paid by the various Group companies (detailed in the accompanying Appendices) for the services provided by their respective auditors, the detail being as follows:

	Millions of euros
	2014	2013	2012

Audit fees	44.2	35.9	38.1
Audit-related fees	31.1	20.8	20.6
Tax fees	6.6	4.6	4.3
All other fees	8.0	6.5	8.1

Total	89.9	67.8	71.1

The detail of the main items included in Audit fees is as follows:

	Millions of euros
	2014	2013	2012
Audit of the financial statements of the companies audited by Deloitte	28.3	21.7	21.0
Of which:
Santander UK plc	5.8	5.0	4.4
Santander Holdings USA, Inc./Santander Consumer USA Holdings Inc.	5.7	2.4	2.2
Banco Santander (Brasil) S.A.	1.8	1.7	1.8
Audit of the Bank’s separate and consolidated financial statements	2.1	2.1	2.0

Other audit engagements	15.9	14.2	17.1
Of which:
Internal control audit (SOX) and capital audit (Basel)	6.9	5.9	5.8
Audit of the Group’s half-yearly financial statements	6.0	6.0	5.8
Issue of comfort letters	3.0	2.3	2.5

Audit fees	44.2	35.9	38.1

The detail of the main items included in Audit-related fees is as follows:

	Millions of euros
	2014	2013	2012
Other recurring engagements and reports required by the various national supervisory bodies of the countries in which the Group operates	8.8	7.6	6.7
Limited reviews and other reports required by the Group due to its listing in Brazil	5.3	—	—
Non-recurring reviews required by regulators	0.6	1.1	2.1
Due diligence audits and other reviews	1.7	3.1	1.8
Issuance of other attest reports	4.0	3.7	2.8
Reviews of procedures, data and controls and other checks	10.7	5.3	7.2

Total audit-related fees	31.1	20.8	20.6

Other information

The services performed by the Group’s auditors meet the independence requirements stipulated by the Consolidated Audit Law (Legislative Royal Decree 1/2011, of July 31) and by the U.S. Securities and Exchange Commission (SEC) and Public Accounting Oversight Board (PCAOB), and they did not involve the performance of any work that is incompatible with the audit function.

Lastly, the Group commissioned services from audit firms other than Deloitte amounting to EUR 97.3 million in 2014 (2013: EUR 48.6 million; 2012: EUR 38.7 million).

49.	Gains/(losses) on disposal of assets not classified as non-current assets held for sale

The detail of Gains/(losses) on disposal of assets not classified as non-current assets held for sale is as follows:

	Millions of euros
	2014	2013	2012

Gains:
On disposal of tangible assets (*)	216	74	219
On disposal of investments	3,026	2,167	775
Of which:
Santander Consumer USA (Note 3)	1,739	—	—
Altamira Asset Management (Note 3)	550	—	—
Insurance companies in Ireland (Note 3)	413	—	—
Management companies (Note 3)	—	1,372	—
Insurance companies in Spain (Note 3)	—	385	—
Payment services company (Note 3)	—	122	—
Banco Santander Colombia (Note 3)	—	—	619

	3,242	2,241	994

Losses:
On disposal of tangible assets	(103)	(78)	(87)
On disposal of investments	(3)	(11)	(1)

	(106)	(89)	(88)

	3,136	2,152	906

(*)	Includes in 2014 mainly the gains recognized on the sale of corporate buildings in Mexico and Argentina (EUR 85 million) and the gains arising from the sales of branches (EUR 76 million) in various countries in which the Group operates. Includes in 2012 the gains recognized on the sale of the Canalejas complex (Spain) (EUR 87 million), of certain branches and offices in Mexico (EUR 80 million) and of a property in New York (EUR 47 million).

50.	Gains/(losses) on non-current assets held for sale not classified as discontinued operations

The detail of Gains/(losses) on non-current assets held for sale not classified as discontinued operations is as follows:

	Millions of euros
Net balance	2014	2013	2012

Non-current assets held for sale	(291)	(422)	(757)
Impairment (Note 12)	(339)	(335)	(449)
Gain (loss) on sale (Note 12)	48	(87)	(308)
Other gains and other losses	48	—	—

	(243)	(422)	(757)

51.	Other disclosures

a)	Residual maturity periods and average interest rates

The detail, by maturity, of the balances of certain items in the consolidated balance sheet is as follows:

	December 31, 2014
	Millions of euros								Average interest rate
	On demand	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total

Assets:
Cash and balances with central banks	46,521	17,667	4,060	518	—	645	17	69,428	3.21%
Available-for-sale financial assets-
Debt instruments	154	3,878	1,098	4,528	19,811	24,363	56,417	110,249	4.62%
Loans and receivables-
Loans and advances to credit institutions	18,270	16,481	3,285	4,951	3,738	317	4,264	51,306	2.11%
Loans and advances to customers	17,095	41,520	31,093	67,627	97,744	80,123	387,617	722,819	5.45%
Debt instruments	14	1,422	1,180	947	858	554	2,535	7,510	3.66%

	82,054	80,968	40,716	78,571	122,151	106,002	450,850	961,312	5.00%

Liabilities:
Financial liabilities at amortized cost:
Deposits from central banks	4,614	2,703	1,179	500	—	8,294	—	17,290	0.24%
Deposits from credit institutions	7,390	24,596	23,238	19,154	18,546	5,995	6,228	105,147	3.16%
Customer deposits	347,108	79,128	28,570	66,632	56,359	8,629	22,530	608,956	2.50%
Marketable debt securities (*)	54	10,802	22,847	35,913	49,978	22,457	51,008	193,059	3.50%
Subordinated liabilities	114	24	15	109	3,699	5,458	7,713	17,132	6.46%
Other financial liabilities	4,131	4,145	8,265	942	465	447	1,073	19,468	n/a

	363,411	121,398	84,114	123,250	129,047	51,280	88,552	961,052	2.81%

Difference (assets less liabilities)	(281,357)	(40,430)	(43,398)	(44,679)	(6,896)	54,722	362,298	260

(*)	Includes promissory notes, certificates of deposit and other short-term debt issues.

The Group’s net borrowing position with the ECB was EUR 12 thousand million at December 31, 2014, mainly because in 2014 the Group borrowed funds under the ECB’s targeted longer-term refinancing operations (TLTRO) program.

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

The Group continued to participate on these auctions and deposit at the ECB most of the funds captured, which significantly increased the liquidity buffer and improved its structure by replacing short-term maturities with longer term funding. The Group repaid most of these amounts to the ECB in the first quarter of 2013.

	December 31, 2012
	Millions of euros								Average interest rate
	On demand	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total

Assets:
Cash and balances with central banks	68,501	45,030	2,061	2,699	—	—	197	118,488	1.74%
Available-for-sale financial assets-
Debt instruments	55	2,050	2,786	7,935	14,656	13,141	47,101	87,724	4.56%
Loans and receivables-
Loans and advances to credit institutions	11,120	26,482	3,406	3,987	1,507	753	6,530	53,785	2.37%
Loans and advances to customers	16,560	38,953	29,528	74,048	103,089	70,857	362,979	696,014	5.29%
Debt instruments	3	945	277	527	1,541	421	3,345	7,059	2.90%

	96,239	113,460	38,058	89,196	120,793	85,172	420,152	963,070	4.61%

Liabilities:
Financial liabilities at amortized cost:
Deposits from central banks	948	4,678	1,173	1	44,138	—	—	50,938	0.77%
Deposits from credit institutions	4,611	25,839	7,863	15,958	11,845	11,076	3,540	80,732	2.81%
Customer deposits	306,051	79,513	34,738	88,012	60,827	13,992	5,971	589,104	1.90%
Marketable debt securities (*)	707	13,616	13,924	44,466	54,158	27,291	46,902	201,064	3.76%
Subordinated liabilities	203	230	280	1,226	1,377	5,169	9,753	18,238	5.45%
Other financial liabilities	4,101	3,309	7,403	211	517	339	3,365	19,245	n/a

	316,621	127,185	65,381	149,874	172,862	57,867	69,531	959,321	2.38%

Difference (assets less liabilities)	(220,382)	(13,725)	(27,323)	(60,678)	(52,069)	27,305	350,621	3,749

(*)	Includes promissory notes, certificates of deposit and other short-term debt issues.

The detail of the undiscounted contractual maturities of the existing financial liabilities at amortized cost at December 31, 2014 is as follows:

	December 31, 2014
	Millions of euros
	On demand	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Financial liabilities at amortized cost (*):
Deposits from central banks	4,608	2,699	1,177	499	—	8,283	—	17,267
Deposits from credit institutions	7,366	24,517	23,164	19,093	18,487	5,976	6,208	104,811
Customer deposits	345,290	78,714	28,421	66,283	56,063	8,584	22,412	605,766
Marketable debt securities	52	10,481	22,167	34,845	48,491	21,789	49,491	187,315
Subordinated liabilities	105	22	14	100	3,406	5,025	7,101	15,774
Other financial liabilities	4,131	4,145	8,265	942	465	447	1,073	19,468

	361,552	120,578	83,208	121,762	126,912	50,104	86,285	950,401

(*)	The analysis of the expiry dates of the derivatives is not broken down because this is not essential to the comprehension of the cash flow schedule, since substantially all of them are subject to netting arrangements with other derivatives held with the same counterparty.

In the Group’s experience, no outflows of cash or other financial assets take place prior to the contractual maturity date that might affect the information broken down above.

b)	Equivalent euro value of assets and liabilities

The detail of the main foreign currency balances in the consolidated balance sheet, based on the nature of the related items, is as follows:

	Equivalent value in millions of euros
	2014		2013		2012
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Cash and balances with central banks	64,839	—	71,328	—	70,756	—
Financial assets/liabilities held for trading	94,375	66,011	72,888	61,473	106,813	80,893
Other financial assets at fair value through profit or loss	7,107	15,494	9,177	9,953	10,448	10,480
Available-for-sale financial assets	65,031	—	43,558	—	50,144	—
Loans and receivables	521,497	—	454,791	—	466,933	—
Investments	1,231	—	3,941	—	3,336	—
Tangible assets	12,479	—	5,611	—	5,667	—
Intangible assets	26,710	—	22,422	—	24,269	—
Financial liabilities at amortized cost	—	618,936	—	526,588	—	560,483
Other	23,915	23,997	20,700	23,817	22,360	50,971

	817,184	724,438	704,416	621,831	760,726	702,827

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

Following is a comparison of the carrying amounts of the Group’s financial instruments measured at other than fair value and their respective fair values at year-end:

i)	Financial assets measured at other than fair value

	Millions of euros
	2014					2013		2012
Assets	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Carrying amount	Fair value

Loans and receivables:
Loans and advances to credit institutions	51,306	51,202	—	25,660	25,542	56,017	56,213	53,785	54,397
Loans and advances to customers	722,819	727,383	—	197,187	530,196	650,581	651,338	696,014	702,685
Debt instruments	7,510	7,441	—	6,065	1,376	7,886	7,858	7,059	7,241

	781,635	786,026	—	228,912	557,114	714,484	715,409	756,858	764,323

ii)	Financial liabilities measured at other than fair value

	Millions of euros
	2014					2013		2012
Liabilities	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Carrying amount	Fair value

Financial liabilities at amortized cost:
Deposits from central banks	17,290	17,290	—	—	17,290	9,788	9,788	50,938	50,938
Deposits from credit institutions	105,147	105,557	—	105,557	—	76,534	76,636	80,732	81,819
Customer deposits	608,956	608,339	—	—	608,339	572,853	570,312	589,104	590,278
Marketable debt securities	193,059	197,093	53,925	143,168	—	171,390	170,787	201,064	204,014
Subordinated liabilities	17,132	17,428	7,971	9,457	—	16,139	16,342	18,238	18,356
Other financial liabilities	19,468	19,428	—	—	19,428	16,410	16,407	19,245	19,246

	961,052	965,135	61,896	258,182	645,057	863,114	860,272	959,321	964,651

The main valuation methods and inputs used in the estimates at December 31, 2014 of the fair values of the financial assets and liabilities in the foregoing table were as follows:

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

Lastly, at December 31, 2014, 2013 and 2012, equity instruments amounting to EUR 1,646 million, EUR 1,041 million and EUR 1,290 million, respectively, and recognized as available-for-sale financial assets were measured at cost in the consolidated balance sheet because it was not possible to estimate their fair value reliably, since they related to investments in entities not listed on organized markets and, consequently, the non-observable inputs were significant.

d)	Exposure of the Group to Europe’s peripheral countries

The detail at December 31, 2014, 2013 and 2012, by type of financial instrument, of the Group’s sovereign risk exposure to Europe’s peripheral countries and of the short positions held with them, taking into consideration the criteria established by the European Banking Authority (EBA) –explained in Note 54– is as follows:

Sovereign risk by country of issuer/borrower at December 31, 2014 (*)
	Millions of euros
	Debt instruments				Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Financial assets held for trading and Other financial assets at fair value through profit or loss	Short positions	Available- for-sale financial assets	Loans and receivables			Other than CDSs	CDSs
Spain	4,374	(2,558)	23,893	1,595	17,465	44,769	(60)	—
Portugal	163	(60)	7,811	—	590	8,504	—	—
Italy	3,448	(1,723)	—	—	—	1,725	—	—
Greece	—	—	—	—	—	—	—	—
Ireland	—	—	—	—	—	—	61	—

(*)	Information prepared under EBA standards. Also, there are government debt securities on insurance companies’ balance sheets amounting to EUR 8,420 million (of which EUR 7,414 million, EUR 691 million and EUR 315 million relate to Spain, Portugal and Italy, respectively) and off-balance-sheet exposure other than derivatives –contingent liabilities and commitments– amounting to EUR 3,081 million (EUR 2,929 million, EUR 97 million and EUR 55 million to Spain, Portugal and Italy, respectively).
(**)	Presented without taking into account the valuation adjustments recognized (EUR 45 million).
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Sovereign risk by country of issuer/borrower at December 31, 2013 (*)
	Millions of euros
	Debt instruments				Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Financial assets held for trading and Other financial assets at fair value through profit or loss	Short positions	Available- for-sale financial assets	Loans and receivables			Other than CDSs	CDSs
Spain	4,783	(2,079)	21,144	1,145	13,374	38,367	(153)	—
Portugal	148	—	2,076	—	583	2,807	—	—
Italy	2,571	(1,262)	77	—	—	1,386	—	2
Greece	—	—	—	—	—	—	—	—
Ireland	—	—	—	—	—	—	199	—

(*)	Information prepared under EBA standards. Also, there are government debt securities on insurance companies’ balance sheets amounting to EUR 5,645 million (of which EUR 4,783 million, EUR 654 million and EUR 208 million relate to Spain, Portugal and Italy, respectively) and off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to EUR 1,884 million (EUR 1,627 million, EUR 118 million, EUR 137 million and EUR 2 million to Spain, Portugal, Italy and Ireland, respectively).
(**)	Presented without taking into account the valuation adjustments recognized (EUR 20 million).
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Sovereign risk by country of issuer/borrower at December 31, 2012 (*)
	Millions of euros
	Debt instruments				Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Financial assets held for trading and Other financial assets at fair value through profit or loss	Short positions	Available- for-sale financial assets	Loans and receivables			Other than CDSs	CDSs
Spain	6,473	(2,070)	24,654	1,173	15,356	45,586	(234)	—
Portugal	—	—	1,684	—	616	2,300	—	1
Italy	353	(425)	76	—	—	4	—	—
Greece	—	—	—	—	—	—	—	—
Ireland	—	—	—	—	—	—	284	—

(*)	Information prepared under EBA standards. Also, there are government debt securities on insurance companies’ balance sheets amounting to EUR 4,276 million (of which EUR 3,935 million, EUR 156 million and EUR 185 million relate to Spain, Portugal and Italy, respectively) and off-balance-sheet exposure other than derivatives –contingent liabilities and commitments– amounting to EUR 2,578 million (EUR 2,341 million, EUR 33 million and EUR 204 million to Spain, Portugal and Italy, respectively).
(**)	Presented without taking into account the valuation adjustments recognized (EUR 20 million).
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

The detail of the Group’s other exposure to other counterparties (private sector, central banks and other public entities that are not considered to be sovereign risks) in the aforementioned countries at December 31, 2014, 2013 and 2012 is as follows:

Exposure to other counterparties by country of issuer/borrower at December 31, 2014 (*)
	Millions of euros
			Debt instruments					Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables	Loans and advances to customers (**)	Total net direct exposure	Other than CDSs	CDSs
Spain	1,513	17,701	3,467	5,803	1,176	154,906	184,587	3,521	(15)
Portugal	675	—	229	1,126	2,221	24,258	28,509	1,889	—
Italy	5	—	1,037	1,040	—	6,342	8,424	20	6
Greece	—	—	—	—	—	50	50	37	—
Ireland	—	—	161	133	111	538	943	299	—

(*)	Also, the Group has off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to EUR 60,318 million, EUR 6,051 million, EUR 3,049 million, EUR 17 million and EUR 237 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.
(**)	Presented excluding valuation adjustments and impairment losses recognized (EUR 12,238 million).
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Exposure to other counterparties by country of issuer/borrower at December 31, 2013 (*)
	Millions of euros
			Debt instruments					Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables	Loans and advances to customers (**)	Total net direct exposure	Other than CDSs	CDSs
Spain	816	7,451	3,148	7,826	1,804	160,478	181,523	1,981	(44)
Portugal	1,716	—	209	1,168	1,845	25,578	30,516	1,454	(1)
Italy	11	—	368	273	93	6,490	7,235	(115)	(2)
Greece	—	—	—	—	—	80	80	—	—
Ireland	—	—	229	360	259	507	1,355	1,031	—

(*)	Also, the Group has off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to EUR 48,659 million, EUR 5,982 million, EUR 2,717 million, EUR 4 million and EUR 93 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.
(**)	Presented excluding valuation adjustments and impairment losses recognized (EUR 13,209 million).
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Exposure to other counterparties by country of issuer/borrower at December 31, 2012 (*)
	Millions of euros
			Debt instruments					Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables	Loans and advances to customers (**)	Total net direct exposure	Other than CDSs	CDSs
Spain	1,218	11,471	2,598	7,225	1,130	184,658	208,300	7,180	(40)
Portugal	1,156	—	997	676	1,547	25,243	29,619	1,809	(4)
Italy	3	—	176	122	83	7,513	7,897	(2)	8
Greece	—	—	—	—	—	96	96	—	—
Ireland	—	—	146	414	179	481	1,220	344	—

(*)	Also, the Group has off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to EUR 63,101 million, EUR 7,397 million, EUR 3,234 million, EUR 135 million and EUR 224 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.
(**)	Presented excluding valuation adjustments and impairment losses recognized (EUR 12,671 million).
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Following is certain information on the notional amount of the CDSs at December 31, 2014, 2013 and 2012 detailed in the foregoing tables:

12/31/14
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign Other	—	—	—	—	—	—
		1,260	1,576	(316)	(11)	(4)	(15)
Portugal	Sovereign Other	210	239	(29)	1	(1)	—
		149	162	(13)	—	—	—
Italy	Sovereign Other	401	318	83	(1)	1	—
		668	735	(67)	2	4	6
Greece	Sovereign Other	—	—	—	—	—	—
		—	—	—	—	—	—
Ireland	Sovereign Other	4	4	—	—	—	—
		—	—	—	—	—	—

12/31/13
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	1,735	2,277	(542)	(18)	(26)	(44)
Portugal	Sovereign	192	174	18	5	(5)	—
	Other	223	278	(55)	1	(2)	(1)
Italy	Sovereign	603	570	33	(1)	3	2
	Other	834	913	(79)	(2)	—	(2)
Greece	Sovereign	—	—	—	—	—	—
	Other	5	5	—	—	—	—
Ireland	Sovereign	4	4	—	—	—	—
	Other	6	6	—	—	—	—

12/31/12
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	2,202	2,952	(750)	3	(43)	(40)
Portugal	Sovereign	225	207	18	14	(13)	1
	Other	398	418	(20)	7	(11)	(4)
Italy	Sovereign	518	608	(90)	12	(12)	—
	Other	1,077	1,025	52	40	(32)	8
Greece	Sovereign	—	—	—	—	—	—
	Other	20	20	—	1	(1)	—
Ireland	Sovereign	9	9	—	—	—	—
	Other	16	16	—	—	—	—

52.	Geographical and business segment reporting

a)	Geographical segments

Business segment reporting is a basic tool used for monitoring and managing the Group’s various activities.

In 2014 the Group made the following changes to its criteria for the management and presentation of its financial information by segment:

•	Geographical areas: The United States geographical area now includes Puerto Rico, which was previously included in Latin America.

•	Business: the name of the Asset management and insurance segment was changed to Private banking, asset management and insurance.

Consequently, the segment information for 2013 and 2012 shown below has been recalculated using these criteria in order to make it comparable.

This primary level of segmentation, which is based on the Group’s management structure, comprises five segments: four operating areas plus the Corporate Activities Unit. The operating areas, which include all the business activities carried on therein by the Group, are Continental Europe, the United Kingdom, Latin America and the United States, based on the location of the Group’s assets.

The Continental Europe area encompasses all the commercial banking, wholesale and private banking, asset management and insurance business activities carried on in Europe excluding the United Kingdom, and the segment relating to Spain’s run-off real estate. The United Kingdom area includes the commercial banking, wholesale banking, asset management and insurance business activities carried on by the various units and branches with a presence in the UK. Latin America includes all the financial activities carried on by the Group through its banks and subsidiaries in the region, as well as the specialized units of Santander Private Banking, which is treated as a globally managed independent unit, and the New York business. The United States area includes the businesses of Santander Bank, Santander Consumer USA Inc. and Puerto Rico.

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

The condensed balance sheets and income statements of the various geographical segments are as follows:

	Millions of euros
	2014
(Condensed) balance sheet	Continental Europe	United Kingdom	Latin America	United States	Corporate activities	Intra-Group eliminations	Total
Total assets	479,659	354,235	282,187	96,982	208,837	(155,604)	1,266,296

Loans and advances to customers	266,827	251,191	144,714	67,176	4,803	—	734,711
Financial assets held for trading (excluding loans and advances)	65,859	39,360	35,886	926	2,121	—	144,152
Available-for-sale financial assets	52,858	11,196	31,216	12,695	7,285	—	115,250
Loans and advances to credit institutions	65,754	14,093	23,899	2,463	19,800	(44,296)	81,713
Non-current assets (*)	5,838	2,700	3,967	6,857	6,747	—	26,109
Other asset accounts	22,523	35,695	42,505	6,865	168,081	(111,308)	164,361

Total liabilities and equity	479,659	354,235	282,187	96,982	208,837	(155,604)	1,266,296

Customer deposits	255,719	202,328	137,726	46,575	5,279	—	647,627
Marketable debt securities	19,435	69,581	31,920	15,999	59,954	—	196,889
Subordinated liabilities	410	5,376	6,467	772	4,107	—	17,132
Liabilities under insurance contracts	713	—	—	—	—	—	713
Deposits from central banks and credit institutions	76,889	26,700	35,263	17,254	43,559	(44,296)	155,369
Other accounts (**)	101,950	35,834	48,053	5,910	9,620	(39,119)	162,248
Share capital and reserves	24,543	14,416	22,758	10,472	86,318	(72,189)	86,318

Other customer funds under management	59,942	9,667	70,176	1,584	—	—	141,369

Investment funds	41,594	9,524	57,539	862	—	—	109,519
Pension funds	11,481	—	—	—	—	—	11,481
Assets under management	6,867	143	12,637	722	—	—	20,369

Customer funds under management (***)	335,506	286,952	246,289	64,930	69,340	—	1,003,017

(*)	Including Tangible assets and Other intangible assets.
(**)	Including, in addition to liability items not broken down, the balances of Valuation adjustments, Non-controlling interests and Profit for the year attributable to the Parent.
(***)	Including Customer deposits, Marketable debt securities, Subordinated liabilities and Other customer funds under management.

The Corporate Activities segment acts as the Group’s holding company. Therefore, it manages all equity (share capital and reserves of all the units) and determines the allocation thereof to each unit. The Group’s share capital and reserves (EUR 86,318 million) are initially assigned to this segment, and is then allocated in accordance with corporate policies to the business units (EUR 72,189 million). This allocation is shown as an asset of the Corporate Activities segment (included in Other asset accounts) and as a liability of each business unit (included in Share capital and reserves). Therefore, the allocation is reflected in the balance sheet net of adjustments for intra-Group eliminations in order not to duplicate the balances and obtain the total consolidated balance sheet for the Group.

	Millions of euros
	2013
(Condensed) balance sheet	Continental Europe	United Kingdom	Latin America	United States	Corporate Activities	Intra-Group eliminations	Total
Total assets	436,641	323,743	244,927	59,383	181,847	(130,778)	1,115,763

Loans and advances to customers	266,355	231,046	128,684	41,540	1,231	—	668,856
Financial assets held for trading (excluding loans and advances)	50,318	28,831	23,098	127	2,333	—	104,707
Available-for-sale financial assets	37,319	6,003	20,823	8,978	10,676	—	83,799
Loans and advances to credit institutions	38,506	17,136	28,073	488	28,774	(38,013)	74,964
Non-current assets (*)	6,298	2,498	3,895	620	3,303	—	16,614
Other asset accounts	37,845	38,229	40,354	7,630	135,530	(92,765)	166,823

Total liabilities and equity	436,641	323,743	244,927	59,383	181,847	(130,778)	1,115,763

Customer deposits	256,138	187,467	122,175	39,206	2,851	—	607,837
Marketable debt securities	16,782	64,092	28,987	1,146	64,470	—	175,477
Subordinated liabilities	406	5,805	4,832	1,225	3,871	—	16,139
Liabilities under insurance contracts	1,430	—	—	—	—	—	1,430
Deposits from central banks and credit institutions	59,040	26,882	24,490	8,436	28,562	(38,013)	109,397
Other accounts (**)	77,194	26,855	45,001	2,902	1,382	(28,562)	124,772
Share capital and reserves	25,651	12,642	19,442	6,468	80,711	(64,203)	80,711

Other customer funds under management	50,962	9,645	59,188	5,375	—	—	125,170

Investment funds	33,445	9,645	49,424	790	—	—	93,304
Pension funds	10,879	—	—	—	—	—	10,879
Assets under management	6,638	—	9,764	4,585	—	—	20,987

Customer funds under management (***)	324,288	267,009	215,182	46,952	71,192	—	924,623

(*)	Including Tangible assets and Other intangible assets.
(**)	Including, in addition to liability items not broken down, the balances of Valuation adjustments, Non-controlling interests and Profit for the year attributable to the Parent.
(***)	Including Customer deposits, Marketable debt securities, Subordinated liabilities and Other customer funds under management.

	Millions of euros
	2012
(Condensed) balance sheet	Continental Europe	United Kingdom	Latin America	United States	Corporate Activities	Intra-Group eliminations	Total
Total assets	495,272	359,058	263,939	68,637	243,497	(160,758)	1,269,645

Loans and advances to customers	283,426	249,157	135,748	45,673	5,108	—	719,112
Financial assets held for trading (excluding loans and advances)	87,992	38,177	28,272	406	4,065	—	158,912
Available-for-sale financial assets	38,309	6,718	23,180	15,110	8,949	—	92,266
Loans and advances to credit institutions	49,020	18,124	25,662	851	50,422	(70,179)	73,900
Non-current assets (*)	5,698	2,561	4,453	597	3,987	—	17,296
Other asset accounts	30,827	44,321	46,624	6,000	170,966	(90,579)	208,159

Total liabilities and equity	495,272	359,058	263,939	68,637	243,497	(160,758)	1,269,645

Customer deposits	256,154	194,452	130,856	42,026	3,151	—	626,639
Marketable debt securities	21,119	73,919	28,107	819	82,005	—	205,969
Subordinated liabilities	118	5,534	5,578	2,142	4,866	—	18,238
Liabilities under insurance contracts	1,425	—	—	—	—	—	1,425
Deposits from central banks and credit institutions	78,177	29,313	31,600	14,753	69,304	(70,181)	152,966
Other accounts (**)	107,245	42,688	48,182	2,926	4,535	(20,804)	184,772
Share capital and reserves	31,034	13,152	19,616	5,971	79,636	(69,773)	79,636

Other customer funds under management	43,391	13,919	54,716	6,115	—	—	118,141

Investment funds	27,079	13,919	46,843	1,335	—	—	89,176
Pension funds	10,076	—	—	—	—	—	10,076
Assets under management	6,236	—	7,873	4,780	—	—	18,889

Customer funds under management (***)	320,782	287,824	219,257	51,102	90,022	—	968,987

(*)	Including Tangible assets and Other intangible assets.
(**)	Including, in addition to liability items not broken down, the balances of Valuation adjustments, Non-controlling interests and Profit for the year attributable to the Parent.
(***)	Including Customer deposits, Marketable debt securities, Subordinated liabilities and Other customer funds under management.

	Millions of euros
	2014
(Condensed) income statement	Continental Europe	United Kingdom	Latin America	United States	Corporate Activities	Total

INTEREST INCOME/(CHARGES)	8,728	4,234	13,879	4,643	(1,937)	29,547
Dividends	287	1	88	29	30	435
Income from companies accounted for using the equity method	(25)	9	283	4	(28)	243
Net fee and commission income (expense)	3,457	1,028	4,565	683	(37)	9,696
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	453	241	538	162	1,456	2,850
Other operating income (expenses)	(78)	28	(288)	121	58	(159)
TOTAL INCOME	12,822	5,541	19,065	5,642	(458)	42,612
General administrative expenses	(5,632)	(2,565)	(7,226)	(1,813)	(663)	(17,899)
Personnel expenses	(3,316)	(1,642)	(4,012)	(1,029)	(243)	(10,242)
Other general administrative expenses	(2,316)	(923)	(3,214)	(784)	(420)	(7,657)
Depreciation and amortization	(706)	(461)	(790)	(219)	(111)	(2,287)
Provisions (net)	(530)	(184)	(942)	(24)	(1,328)	(3,009)
Impairment losses	(2,960)	(333)	(5,143)	(2,230)	(44)	(10,710)
PROFIT (LOSS) FROM OPERATIONS	2,994	1,998	4,964	1,355	(2,604)	8,707
Impairment losses on non-financial assets	(74)	—	14	(13)	(865)	(938)
Other income and charges	109	3	113	46	2,638	2,910
PROFIT (LOSS) BEFORE TAX	3,029	2,001	5,091	1,388	(830)	10,679
Income tax	(756)	(425)	(1,151)	(369)	(1,017)	(3,718)
PROFIT (LOSS) FROM CONTINUING OPERATIONS	2,273	1,576	3,940	1,019	(1,847)	6,961
Profit (Loss) from discontinued operations	(26)	—	—	—	—	(26)
CONSOLIDATED PROFIT (LOSS) FOR THE YEAR	2,247	1,576	3,940	1,019	(1,847)	6,935
Attributable to non-controlling interests	168	—	790	219	(58)	1,119
PROFIT (LOSS) ATTRIBUTABLE TO THE PARENT	2,079	1,576	3,150	800	(1,789)	5,816

	Millions of euros
	2013						2012
(Condensed) income statement	Continental Europe	United Kingdom	Latin America	United States	Corporate Activities	Total	Continental Europe	United Kingdom	Latin America	United States	Corporate Activities	Total

INTEREST INCOME/(CHARGES)	8,123	3,451	14,920	1,675	(2,234)	25,935	8,854	3,336	17,596	1,980	(1,843)	29,923
Dividends	265	1	54	23	35	378	289	1	59	21	53	423
Income from companies accounted for using the equity method	(19)	4	202	321	(8)	500	(88)	(5)	183	341	(4)	427
Net fee and commission income (expense)	3,552	991	4,808	460	(50)	9,761	3,625	1,190	5,020	455	(29)	10,261
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	775	403	1,041	66	1,109	3,394	306	1,231	1,068	247	288	3,140
Other operating income (expenses)	(111)	30	(268)	(60)	107	(302)	(19)	24	(360)	(71)	512	86
TOTAL INCOME (LOSS)	12,585	4,880	20,757	2,485	(1,041)	39,666	12,967	5,777	23,566	2,973	(1,023)	44,260
General administrative expenses	(5,807)	(2,181)	(7,624)	(1,274)	(566)	(17,452)	(5,790)	(2,311)	(8,069)	(1,221)	(410)	(17,801)
Personnel expenses	(3,527)	(1,401)	(4,235)	(690)	(216)	(10,069)	(3,498)	(1,492)	(4,551)	(663)	(102)	(10,306)
Other general administrative expenses	(2,280)	(780)	(3,389)	(584)	(350)	(7,383)	(2,292)	(819)	(3,518)	(558)	(308)	(7,495)
Depreciation and amortization	(769)	(424)	(897)	(169)	(132)	(2,391)	(667)	(379)	(863)	(154)	(120)	(2,183)
Provisions (net)	(158)	(232)	(782)	(51)	(1,222)	(2,445)	(130)	(522)	(1,017)	(180)	377	(1,472)
Impairment losses	(3,766)	(580)	(6,485)	(44)	(352)	(11,227)	(9,903)	(1,220)	(7,300)	(345)	(112)	(18,880)
PROFIT (LOSS) FROM OPERATIONS	2,085	1,463	4,969	947	(3,313)	6,151	(3,523)	1,345	6,317	1,073	(1,288)	3,924
Impairment losses on non-financial assets	(65)	(4)	(24)	(17)	(393)	(503)	(27)	—	(17)	(24)	(440)	(508)
Other income and charges	(374)	—	311	(2)	1,795	1,730	(757)	5	228	5	668	149
PROFIT (LOSS) BEFORE TAX	1,646	1,459	5,256	928	(1,911)	7,378	(4,307)	1,350	6,528	1,054	(1,060)	3,565
Income tax	(376)	(301)	(1,197)	(125)	(35)	(2,034)	1,490	(312)	(1,457)	(192)	(113)	(584)
PROFIT (LOSS) FROM CONTINUING OPERATIONS	1,270	1,158	4,059	803	(1,946)	5,344	(2,817)	1,038	5,071	862	(1,173)	2,981
Profit (Loss) from discontinued operations	(6)	(9)	—	—	—	(15)	(7)	77	—	—	—	70
CONSOLIDATED PROFIT (LOSS) FOR THE YEAR	1,264	1,149	4,059	803	(1,946)	5,329	(2,824)	1,115	5,071	862	(1,173)	3,051
Attributable to non-controlling interests	137	—	880	—	137	1,154	(79)	—	866	—	(19)	768
PROFIT (LOSS) ATTRIBUTABLE TO THE PARENT	1,127	1,149	3,179	803	(2,082)	4,175	(2,745)	1,115	4,205	862	(1,154)	2,283

Following is the detail of revenue by the geographical segments used by the Group. For the purposes of the table below, revenue is deemed to be that recognized under Interest and similar income, Income from equity instruments, Fee and commission income, Gains/Losses on financial assets and liabilities (net) and Other operating income in the accompanying consolidated income statements for 2014, 2013 and 2012.

	Revenue (millions of euros)
	Revenue from external customers			Inter-segment revenue			Total revenue
	2014	2013	2012	2014	2013	2012	2014	2013	2012

Continental Europe	21,421	24,369	27,139	20	1,141	248	21,441	25,510	27,387
United Kingdom	9,091	9,612	11,019	1,204	1,180	1,294	10,295	10,792	12,313
Latin America	35,680	32,641	36,617	(393)	394	233	35,287	33,035	36,850
United States	7,339	2,799	3,474	(13)	113	(33)	7,326	2,912	3,441
Corporate Activities	3,263	4,015	3,718	7,323	6,862	9,056	10,586	10,877	12,774
Inter-segment revenue adjustments and eliminations	—	—	—	(8,141)	(9,690)	(10,798)	(8,141)	(9,690)	(10,798)

	76,794	73,436	81,967	—	—	—	76,794	73,436	81,967

b)	Business segments

At this secondary level of segment reporting, the Group is structured into commercial banking, global wholesale banking, private banking, asset management and insurance, and the segment relating to Spain’s run-off real estate; the sum of these segments is equal to that of the primary geographical operating segments. Total figures for the Group are obtained by adding to the business segments the data for the corporate activities segment.

The commercial banking segment encompasses the entire commercial banking business (except for the corporate banking business managed globally using the global relationship model). The global wholesale banking segment reflects the profit and loss from the global corporate banking business, those on investment banking and markets worldwide, including all the globally managed treasury departments and the equities business. The private banking, asset management and insurance segment includes the contribution to the Group arising from the design and management of the investment fund, pension and insurance businesses, which are performed in certain cases through various units wholly owned by the Group and in other cases through units in which the Group holds an ownership interest through joint ventures with specialists. The Spain’s run-off real estate include loans to customers engaging mainly in property development, for which a specialized management model is in place, the Group’s ownership interest in SAREB and foreclosed assets.

The condensed income statements and other significant data are as follows:

	Millions of euros
	2014
(Condensed) income statement	Commercial banking	Global wholesale banking	Private banking, asset management and insurance	Spain’s run-off real estate	Corporate Activities	Total

INTEREST INCOME/(CHARGES)	28,493	2,533	462	(4)	(1,937)	29,547
Income from equity instruments	132	273	—	—	30	435
Income from companies accounted for using the equity method	47	(2)	294	(68)	(28)	243
Net fee and commission income (expense)	7,700	1,414	610	9	(37)	9,696
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	615	747	32	—	1,456	2,850
Other operating income (expenses)	(356)	32	108	(1)	58	(159)
TOTAL INCOME	36,631	4,997	1,506	(64)	(458)	42,612
General administrative expenses	(14,893)	(1,615)	(523)	(205)	(663)	(17,899)
Personnel expenses	(8,608)	(1,015)	(338)	(38)	(243)	(10,242)
Other general administrative expenses	(6,285)	(600)	(185)	(167)	(420)	(7,657)
Depreciation and amortization	(1,903)	(205)	(57)	(11)	(111)	(2,287)
Provisions (net)	(1,628)	(43)	(10)	—	(1,328)	(3,009)
Impairment losses	(9,763)	(556)	—	(347)	(44)	(10,710)
PROFIT (LOSS) FROM OPERATIONS	8,444	2,578	916	(627)	(2,604)	8,707
Net impairment losses on non-financial assets	(30)	(43)	—	—	(865)	(938)
Other non-financial gains/(losses)	487	(12)	2	(206)	2,639	2,910
PROFIT (LOSS) BEFORE TAX	8,901	2,523	918	(833)	(830)	10,679
Income tax	(2,070)	(689)	(192)	250	(1,017)	(3,718)
PROFIT (LOSS) FROM CONTINUING OPERATIONS	6,831	1,834	726	(583)	(1,847)	6,961
Profit (Loss) from discontinued operations	(26)	—	—	—	—	(26)
CONSOLIDATED PROFIT (LOSS) FOR THE YEAR	6,805	1,834	726	(583)	(1,847)	6,935
Attributable to non-controlling interests	934	220	23	—	(58)	1,119
PROFIT (LOSS) ATTRIBUTABLE TO THE PARENT	5,871	1,614	703	(583)	(1,789)	5,816

	Millions of euros
	2013						2012
(Condensed) income statement	Commercial banking	Global wholesale banking	Private banking, asset management and insurance	Spain’s run-off real estate	Corporate Activities	Total	Commercial banking	Global wholesale banking	Private, banking, asset management and insurance	Spain’s run-off real estate	Corporate Activities	Total

INTEREST INCOME/(CHARGES)	25,552	2,464	115	38	(2,234)	25,935	28,865	2,708	119	74	(1,843)	29,923

Income from equity instruments	78	265	—	—	35	378	86	284	—	—	53	423
Income from companies accounted for using the equity method	401	(1)	148	(40)	(8)	500	400	—	131	(100)	(4)	427
Net fee and commission income (expense)	8,193	1,254	349	15	(50)	9,761	8,471	1,360	418	41	(29)	10,261

Gains/losses on financial assets and liabilities (net) and exchange differences (net)	1,119	1,159	6	1	1,109	3,394	2,004	840	3	5	288	3,140

Other operating income (expenses)	(553)	7	145	(8)	107	(302)	(630)	(16)	223	(3)	512	86
TOTAL INCOME	34,790	5,148	763	6	(1,041)	39,666	39,196	5,176	894	17	(1,023)	44,260
General administrative expenses	(14,890)	(1,549)	(285)	(162)	(566)	(17,452)	(15,343)	(1,592)	(272)	(184)	(410)	(17,801)
Personnel expenses	(8,669)	(988)	(149)	(47)	(216)	(10,069)	(8,986)	(1,013)	(160)	(45)	(102)	(10,306)
Other general administrative expenses	(6,221)	(561)	(136)	(115)	(350)	(7,383)	(6,357)	(579)	(112)	(139)	(308)	(7,495)

Depreciation and amortization	(2,027)	(186)	(33)	(13)	(132)	(2,391)	(1,848)	(171)	(35)	(9)	(120)	(2,183)
Provisions (net)	(1,173)	(47)	(3)	—	(1,222)	(2,445)	(1,815)	(17)	(17)	—	377	(1,472)
Impairment losses	(9,506)	(952)	(7)	(410)	(352)	(11,227)	(12,182)	(420)	(2)	(6,164)	(112)	(18,880)
PROFIT (LOSS) FROM OPERATIONS	7,194	2,414	435	(579)	(3,313)	6,151	8,008	2,976	568	(6,340)	(1,288)	3,924
Net impairment losses on non-financial assets	(73)	(37)	—	—	(393)	(503)	(44)	(24)	—	—	(440)	(508)

Other non-financial gains/(losses)	249	12	2	(328)	1,795	1,730	219	(5)	8	(741)	668	149
PROFIT (LOSS) BEFORE TAX	7,370	2,389	437	(907)	(1,911)	7,378	8,183	2,947	576	(7,081)	(1,060)	3,565
Income tax	(1,509)	(661)	(101)	272	(35)	(2,034)	(1,675)	(827)	(154)	2,185	(113)	(584)
PROFIT (LOSS) FROM CONTINUING OPERATIONS	5,861	1,728	336	(635)	(1,946)	5,344	6,508	2,120	422	(4,896)	(1,173)	2,981
Profit (Loss) from discontinued operations	(15)	—	—	—	—	(15)	70	—	—	—	—	70

CONSOLIDATED PROFIT (LOSS) FOR THE YEAR	5,846	1,728	336	(635)	(1,946)	5,329	6,578	2,120	422	(4,896)	(1,173)	3,051
Attributable to non-controlling interests	769	224	24	—	137	1,154	686	209	20	(128)	(19)	768
PROFIT (LOSS) ATTRIBUTABLE TO THE PARENT	5,077	1,504	312	(635)	(2,083)	4,175	5,892	1,911	402	(4,768)	(1,154)	2,283

53.	Related parties

The parties related to the Group are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel (the members of its board of directors and the executive vice presidents, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the ordinary business transactions performed by the Group with its related parties, distinguishing between associates and jointly controlled entities, members of the Bank’s board of directors, the Bank’s executive vice presidents, and other related parties. Related-party transactions were made on terms equivalent to those that prevail in arm’s-length transactions or, when this was not the case, the related compensation in kind was recognized .

	Millions of euros
	2014				2013				2012
	Associates and jointly controlled entities	Members of the board of directors	Executive vice presidents	Other related parties	Associates and jointly controlled entities	Members of the board of directors	Executive vice presidents	Other related parties	Associates and jointly controlled entities	Members of the board of directors	Executive vice presidents	Other related parties
Assets:	6,885	5	25	1,276	9,425	6	36	1,599	6,626	7	33	1,417
Loans and advances to credit institutions	5	—	—	—	7,392	—	—	—	5,635	—	—	—
Loans and advances to customers	6,202	5	25	284	1,331	6	36	424	544	7	33	1,233

Debt instruments	678	—	—	992	702	—	—	1,175	447	—	—	184

Liabilities:	(1,034)	(9)	(20)	(315)	(946)	(9)	(10)	(197)	(544)	(14)	(15)	(529)
Deposits from credit institutions	(337)	—	—	—	(440)	—	—	—	(422)	—	—	—
Customer deposits	(696)	(9)	(20)	(315)	(498)	(9)	(10)	(197)	(122)	(14)	(15)	(529)
Marketable debt securities	(1)	—	—	—	(8)	—	—	—	—	—	—	—

Income statement:	656	—	—	11	143	—	—	29	161	—	(1)	69

Interest and similar income	89	—	—	6	109	—	—	6	94	—	—	36
Interest expense and similar charges	(18)	—	—	(2)	(12)	—	—	(7)	(4)		(1)	(5)
Gains/losses on financial assets and liabilities	35	—	—	2	12	—	—	25	59	—	—	24
Fee and commission income	572			5	56	—	—	5	43	—	—	14

Fee and commission expense	(22)	—	—	—	(22)	—	—	—	(31)	—	—	—

Other:	4,270	2	3	3,720	14,029	—	4	4,137	12,573	1	7	2,958
Contingent liabilities	43	—	—	265	74	—	—	145	—	—	—	303
Contingent commitments	59	2	3	77	1,063	—	4	95	3,431	1	7	3
Derivative financial instruments	4,168	—	—	3,378	12,892	—	—	3,897	9,142	—	—	2,652

In addition to the detail provided above, there were insurance contracts linked to pensions amounting to EUR 345 million at December 31, 2014 (December 31, 2013: EUR 342 million; December 31, 2012: EUR 405 million).

54.	Risk management

1. CORPORATE RISK MANAGEMENT AND CONTROL PRINCIPLES

The Group’s risk policy focuses on maintaining a predictable medium-low risk profile for all its risks, and its risk management model is a key factor in achieving the Group’s strategic objectives.

The risk activity is governed by the following basic principles, which are in line with the Group’s strategy and business model and take into account the recommendations of the supervisory and regulatory bodies.

•	A risk culture integrated throughout the organization. It consists of a series of attitudes, values, skills and guidelines for action vis-à-vis risks that are integrated in all processes, including change management and strategic and business planning decision-making. It is implemented through the heavy involvement of senior management in risk management and decision-making, remuneration schemes that are in line with the risk appetite, training processes at all levels of the organization, robust control mechanisms and a complete, detailed regulatory framework of risk management and control policies and processes.

•	Independence of the risk function, encompassing all risks and appropriately separating the risk generating units from those responsible for risk control and having sufficient authority and direct access to management and governing bodies responsible for setting and supervising risk strategy and policies.

•	The consideration of all risks on an integrated basis as an objective for the appropriate management and control thereof, including both directly originated risks and those originated indirectly (e.g. by suppliers).

•	An organizational and governance model that assigns management and control officers to all risks, while maintaining the principle of independence, and which has clear, coherent reporting mechanisms both at each Group subsidiary and from these to the Corporation.

•	Decision-making is instrumented through powers and responsibilities attributed to each risk managing unit, mainly through collective bodies, which is considered to be an effective instrument for furnishing the appropriate analysis and different perspectives to be taken into consideration in risk management.

•	The Group encourages the use of common management instruments among countries, without prejudice to their adaptation to regulations, supervisory requirements and each unit’s level of progress.

•	These instruments include the formulation and monitoring of the risk appetite and, accordingly, the Group calculates the amount and type of the risks it considers reasonable to assume in the performance of its business strategy and the development thereof within limits that are objective, verifiable and consistent with the risk appetite for each relevant activity; the use of scenario analysis and a forward-looking vision of risks in management processes, using advanced models and metrics and establishing a control, reporting and escalation framework to ensure that risks are identified and managed from different perspectives.

2.	CORPORATE GOVERNANCE OF THE RISK FUNCTION

2.1. Corporate risk governance structure

The board of directors is responsible for the approval of the Group’s general policies and strategies and, in particular, its general risk policy.

In addition to the executive committee, which pays particular attention to risk, the board has a risk supervision, regulation and compliance committee.

2.1.1. The risk supervision, regulation and compliance committee

This committee’s mission is to assist the board in the oversight and control of risk, the definition of the Group’s risk policies, relationships with supervisory bodies, and regulation and compliance.

By resolution of the 2014 annual general meeting5 and at the proposal of the board, this committee was created in line with the European CRD IV Directive and best market practices. It comprises external or non-executive directors, with a majority of independent directors, and is chaired by an independent director.

The functions of the risk supervision, regulation and compliance committee are as follows:

•	To support and advise the board on defining and assessing risk policies affecting the Group and establishing the risk propensity and risk strategy.

•	To provide the board with assistance in the oversight of the application of the risk strategy.

•	To conduct systematic reviews of the Group’s exposure to its main customers, economic activity sectors, geographical areas and types of risk.

•	To be acquainted with and measure the management tools, improvement initiatives, project development and any other relevant risk control actions, including the policy on internal risk models and their internal validation.

•	To support and advise the board in its relationships with supervisors and regulators in the various countries in which the Group has a presence.

•	To supervise compliance with the general code of conduct, with the anti-money laundering and financing of terrorism manuals and procedures and, in general, with the Bank’s rules of governance and compliance program, and to make the required proposals for improvement.

•	To supervise the Group’s governance and compliance policies and rules and, in particular, the adoption of the steps and measures arising from the reports or inspections conducted by the administrative supervision and control authorities.

•	To monitor and assess legislative proposals and regulatory developments that may be applicable and the possible consequences for the Group.

2.1.2. The executive risk committee (CDR)

The executive risk committee is a body with risk-management powers delegated by the board and it takes decisions within the scope of those powers to ensure that the Group’s risk profile derived from its business strategy is in line with the risk appetite limits and global policies approved by the board.

The CDR is chaired by an executive deputy chairman of the board, and comprises another four of the Bank’s directors.

The committee’s main responsibilities are as follows:

•	To decide upon transactions outside the powers delegated to lower-ranking bodies and the overall limits for pre-classified risk categories for economic groups or in relation to exposure by type of risk.

[5]	The risk supervision, regulation and compliance committee held its first meeting on July 23, 2014.

•	To provide the risk supervision, regulation and compliance committee with the information it requires to perform the duties attributed to it by law, the Bylaws and the Rules and Regulations of the Board, without prejudice to the obligation to inform the board of directors, on a timely basis, of its risk management activities.

•	To monitor the Group’s general risk profile composed of all the risks detailed in the risk map.

•	To manage the Group’s exposure to its various customers, economic activity sectors, geographical areas and types of risk.

•	To authorize the management tools, improvement initiatives, project development and any other relevant risk control actions, including the policy on internal risk models and their internal validation.

•	To follow, within the scope of its activities, the indications issued by the supervisory authorities in the performance of their functions.

•	To ensure that the Group’s actions are consistent with the risk appetite previously established by the board of directors with the advice of the risk supervision, regulation and compliance committee, and to empower other, lower-ranking committees or executives to assume risks.

2.1.3. Basic risk management committees

Some of the CDR’s powers have been delegated to corporate risk committees, which are structured by type of risk and activity, and this facilitates the appropriate escalation process to enable final decisions to be made and the risk profile to be monitored on an ongoing basis.

2.2. Risk function responsibility model

2.2.1. Lines of defense

The Group follows a risk management and control model based on three lines of defense.

•	The first line of defense comprises the business units and support areas (including those specializing in risk) that originate the Bank’s risk exposure as part of their activity. These units are responsible for appropriately managing, monitoring and reporting the risk generated, which must be kept at a level consistent with the risk appetite and the authorized risk limits.

•	The second line of defense comprises risk control and oversight teams, including the compliance function. This second line seeks to ensure effective control of risks and guarantees that risks are managed in accordance with the defined risk appetite level.

•	Internal audit, as the third line of defense and in its role as the last control layer, performs regular assessments to ensure that the policies, methods and procedures are appropriate and checks their effective implementation.

The three lines of defense have sufficient levels of separation and independence for the effectiveness of the general framework not to be compromised and they act in a coordinated way in order to maximize their efficiency and boost their effectiveness.

Over and above these lines of defense, the board committees and the executive risk committees, both at corporate and unit level, are entrusted with the proper management and control of risk from the highest echelon of the organization.

2.2.2. Organizational risk function structure

The chief risk officer (CRO) is the head of the risk function and reports to an executive deputy chairman of the Bank who is a member of the board of directors and chairman of the executive risk committee.

The CRO, whose duties include advising and challenging the executive line, reports separately to the risk supervision, regulation and compliance committee and to the board.

The risk management and control model has the following key features:

•	Specialist risk management, enabling the units to manage the risk they generate in accordance with the established policies and limits.

•	Control of financial, non-financial and transversal risks, checking, for each type of risk, that management and exposure are in keeping with the guidelines established by senior management.

•	Group-wide risk management, which involves taking a comprehensive aggregate view of risk, assessing the Group’s global risk profile and checking that it is consistent with the risk appetite and limit structure established by the board; and ensuring that the risk management and control systems are adequate and in line with the most demanding criteria and best practices observed in the industry and/or required by the regulators.

•	Development, in the sphere of risk, of reporting regulations, methodologies and infrastructure.

•	Planning and internal governance.

•	Internal validation of risk models in order to assess their suitability for management and regulatory purposes. The validation exercise consists of the review of the theoretical fundamentals of the model, the quality of the data used to build and calibrate the model, and its use and the associated governance process.

•	Control and coordination of regulatory projects to supervise the design and implementation of the best regulatory risk management standards at the Group and compliance with regulatory requirements in all countries in a consistent and efficient manner.

2.3. The Group’s relationship with subsidiaries regarding risk management

2.3.1. Alignment of units with the Corporation

The risk management and control model, at all Group units, has a common set of basic principles, achieved by means of corporate frameworks.

Beyond these principles and fundamentals, each unit adapts its risk management to its local reality, within the framework of corporate policies and structures, which makes it possible to identify a risk management model at the Group.

One of the strengths of this model is the adoption of the best practices developed in each of the units and markets in which the Group is present. The corporate risk divisions pool and transfer these practices.

2.3.2. Committee structure

The Group units’ governing bodies are structured taking into account local regulatory and legal requirements and each unit’s size and complexity and are consistent with those of the Parent, as established in the internal governance framework, thus facilitating communication, reporting and effective control.

The subsidiaries’ managing bodies, in accordance with the internal governance framework in place at the Group, have their own model of (quantitative and qualitative) risk management powers and must adhere to the principles of conduct contained in the benchmark models and frameworks developed at corporate level.

Given its ability to take an aggregate, comprehensive view of all risks, the Parent bank reserves for itself the powers to validate and question the operations and management policies at the various units, to the extent that they affect the Group’s risk profile.

3.	RISK MANAGEMENT AND CONTROL MODEL

The risk management and control model ensures that the risk profile remains within the levels set for the risk appetite and other limits. Similarly, it includes the adoption of the corrective and mitigating measures required to keep risk levels in line with the defined objectives.

The tools that help ensure that all the risks arising from the Group’s business activity are properly managed and controlled are described below.

3.1. Risk map

The risk map covers the main risk categories in which the Group has its most significant current and/or potential exposures, thus facilitating the identification thereof. The risk map includes the following:

•	Financial risks:

•	Credit risk: risk that might arise from the failure to meet agreed-upon contractual obligations in financial transactions.

•	Trading market risk: risk which is incurred as a result of the possibility of changes in market factors affecting the value of positions in the trading portfolios.

•	Liquidity risk: risk of non-compliance with payment obligations on time or of complying with them at an excessive cost.

•	Structural market risk: risk caused by the management of the various balance sheet items, including those relating to the adequacy of capital and those arising from the insurance and pensions businesses.

•	Non-financial risks:

•	Operational risk: the risk of incurring losses due to the inadequacy or failure of processes, staff and internal systems or due to external events.

•	Conduct risk: the risk caused by inappropriate practices in the Bank’s dealings with its customers, and the treatment and products offered to each particular customer and the adequacy thereof.

•	Compliance and legal risk: risk arising from non-compliance with the legal framework, internal rules or the requirements of regulators and supervisors.

•	Transversal risks:

•	Model risk: risk that includes losses arising from decisions based mainly on the results of models, due to errors in the design, application or use of the aforementioned models.

•	Reputational risk: risk of damage in the perception of the Bank by public opinion, its customers, investors or any other interested party.

•	Strategic risk: the risk that results diverge significantly from the Group’s strategy or business plan due to changes in general business conditions and risks associated with strategic decisions. This includes the risk of poor implementation of decisions or lack of capacity to respond to changes in the business environment.

•	Capital risk: risk that the capital of the Group or any of its entities is not sufficient in terms of quantity and/or quality to meet the regulatory minimum capital requirements set to operate as a bank; respond to market expectations regarding its creditworthiness and support business growth and strategic possibilities that might arise.

3.2. Group-wide risk management (GWRM)

GWRM involves the identification, valuation, appropriate management and control of all risks, using a comprehensive perspective integrated in all levels of the organization. The implementation and coordinated management of all the components of GWRM make it possible to evaluate the Group’s risk profile and its global management on an ongoing basis, thus enhancing risk management capabilities at all levels of the organization.

The Group has launched the Santander Advanced Management program to expedite implementation of its strategic projects for improved risk management and control capacity, with a view to positioning the Group as the entity having the best market practice in the current financial scenario.

The program aims to achieve excellence in risk management, at both corporate and local level, whilst at all times maintaining a focus on doing “more and better” business.

The scope of application of the program encompasses all Group units and guarantees the use of a set of uniform management principles in the various regulatory and competitive environments.

3.3. Risk assessment

As part of its routine management, the Group identifies and assesses the financial and non-financial risks inherent to its business activity to which it is exposed in the various geographical areas in which it operates.

3.4. Risk appetite and limits structure

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

The board of directors is the body responsible for establishing and annually updating the Group’s risk appetite, for monitoring its actual risk profile and for ensuring consistency between the two. The risk appetite is determined both for the Group as a whole and for each of the main business units using a corporate methodology adapted to the circumstances of each unit/market. At local level, the boards of directors of the related subsidiaries are responsible for approving the respective risk appetite proposals once they have been validated by the Group.

3.4.1. Banking business model and fundamentals of the risk appetite

The definition and establishment of the Group’s risk appetite is consistent with its risk culture and its banking business model from the risk perspective. The main features defining the business model, which form the basis of the risk appetite at the Group, are as follows:

•	A predictable general medium-low risk profile based on a diversified business model focusing on retail banking with a diversified international presence and significant market shares, and a wholesale banking model which prioritizes the relationship with the customer base in the Group’s principal markets.

•	A stable, recurring earnings generation and shareholder remuneration policy based on a strong capital and liquidity base and a strategy to effectively diversify sources and maturities.

•	A corporate structure based on autonomous subsidiaries that are self-sufficient in capital and liquidity terms, minimizing the use of non-operating or purely instrumental companies, and ensuring that no subsidiary has a risk profile that might jeopardize the Group’s solvency.

•	An independent risk function with highly active involvement of senior management to guarantee a strong risk culture focused on protecting and ensuring an adequate return on capital.

•	Maintaining a management model that ensures that all risks are viewed in a global interrelated way through a robust corporate risk control and monitoring environment with global responsibilities: all risks, all businesses, and all geographical areas.

•	A business model that focuses on the products with respect to which the Group considers that it has sufficient knowledge and management capacity (systems, processes and resources).

•	The conduct of the Group’s business activity on the basis of a behavior model that safeguards the interests of its customers and shareholders.

•	The availability of sufficient and adequate human resources, systems and tools in order to enable the Group to maintain a risk profile compatible with the established risk appetite, at both global and local level.

•	The application of a remuneration policy containing the incentives required to ensure that the individual interests of employees and executives are in line with the corporate risk appetite framework and that the incentives are consistent with the Group’s long-term earnings performance.

3.4.2. Corporate risk appetite principles

The Group’s risk appetite is governed by the following principles at all the entities:

•	Responsibility of the board and of senior executives. The board of directors of the Bank is the body ultimately responsible for establishing the risk appetite and its supporting regulations, as well as for overseeing compliance therewith.

•	Integral view of risk, involving the checking and questioning of the risk profile. The risk appetite should take into consideration all the significant risks to which the Group may be exposed, providing an aggregate view of the Group’s risk profile through the use of quantitative metrics and qualitative indicators.

•	Future risk estimate. The risk appetite should take into consideration the desirable risk profile at the present time and in the medium term considering both the most likely circumstances and stress scenarios.

•	Links with strategic and business plans and integration in management. The risk appetite is a benchmark in strategic and business planning.

•	Risk appetites that are consistent across the various units and risk language that is common to the entire organization.

•	Periodic review, ongoing checking and adaptation to best practices and regulatory requirements.

3.4.3. Limits, monitoring and control structure

The risk appetite exercise is performed annually and includes a series of metrics and limits on the aforementioned metrics that express in quantitative and qualitative terms the maximum risk exposure that each Group entity and the Group as a whole are willing to assume. Compliance with risk appetite limits is subject to ongoing monitoring.

3.4.4. Pillars of the risk appetite

The risk appetite is expressed through limits on quantitative metrics and qualitative indicators that measure the Group’s exposure or risk profile by type of risk, portfolio, segment and business line, in both current and stressed conditions. The aforementioned risk appetite metrics and limits are structured around five main pillars that define the position that the Group’s senior management wishes to adopt or maintain in developing its business model.

•	The volatility in the income statement that the Group is willing to assume.

•	The solvency position the Group wishes to maintain.

•	The minimum liquidity position the Group wishes to have.

•	The maximum concentration levels that the Group considers it reasonable to assume.

•	Qualitative aspects and complementary metrics.

3.5. Scenario analysis

The Group conducts advanced risk management through the analysis of the impact that various scenarios in the environment in which the Bank operates might cause. These scenarios are expressed in terms of both macroeconomic variables and other variables that affect management.

Scenario analysis is a very useful tool for senior management since it allows them to test the Bank’s resistance to stressed environments or scenarios and to implement packages of measures to reduce the Bank’s risk profile vis-à-vis such scenarios.

The main uses of scenario analysis are described below:

•	Regulatory uses: in which stress tests of scenarios are performed under guidelines set by the regulator. This group of uses includes, for example, the stress tests (comprehensive assessment and stress tests) requested in 2014 by the European Central Bank using the methodology set by the European Banking Authority (EBA).

•	Internal capital (ICAAP) or liquidity adequacy assessment processes in which, although the regulator can impose certain requirements, the Bank develops its own methodology to assess its capital and liquidity levels vis-à-vis various stress scenarios. These tools enable capital and liquidity management to be planned.

•	Risk appetite. This contains stressed metrics on which maximum loss levels (or minimum liquidity levels) are established that the Bank does not wish to exceed.

•	Daily risk management. Scenario analysis is used in budgetary processes for provisions and other balance-sheet aggregates by type of risk, in the generation of commercial risk approval policies, in senior management’s overall analysis of risk or in specific analyses of the profiles of activities or portfolios.

Corporate scenario analysis project

In response to increasing regulatory pressure and the need for advanced risk management, in 2014 a project was launched to develop a robust scenario analysis structure at corporate level; it is expected that the project will be extended to include the Group’s main units in 2015. This project consists of three main pillars:

•	Scenario analysis tool: implementation of an advanced loss-estimation tool with more robust, automated data handling and a multi-user operating environment.

•	Governance: review of the governance framework for scenario analysis exercises in order to adapt to the increasing importance of these analyses, the heightened regulatory pressure and best market practices.

•	Stress methodologies: preparation of plans to develop advanced mathematical stress models to improve risk predictability, taking into account the organization’s calculation capabilities.

3.6. Living wills (recovery and resolution plans)

The Group was the first international financial institution considered to be globally systemic by the Financial Stability Board to present (in 2010) its living will (the most important portion of which envisages the measures that the entity would have available to exit a highly severe crisis situation by itself) to its consolidated supervisor (at that time the Bank of Spain).

In 2014 the fifth version of the corporate living will was prepared. The living will comprises the corporate living will (corresponding to Banco Santander, S.A.) and the individual living wills for the most important local units (the UK, Brazil, Mexico, the US, Germany, Argentina, Chile, Poland and Portugal), thus complying with the commitment made by the Bank to the competent authorities in 2010.

The Group’s senior management keeps itself fully involved in the preparation and periodic monitoring of the content of the living wills by holding specific committee meetings of a technical nature, as well as for monitoring at institutional level, and this ensures that the content and structure of documents are adapted to local and international crisis management legislation, which has been in continuous development in recent years.

The corporate living will is approved by the board of directors or by the executive committee and the executive risk committee, exercising the functions delegated to them. In turn, the individual living wills are approved by local bodies, always in coordination with the Group since they must form part of the corporate living will.

3.7. Independent reporting

One of the key features of the management model is the risk reporting framework, which sets standards that ensure a consolidated view of all risks and facilitate decision-making by the board of directors and senior management.

Accordingly, in 2014 the Group launched a project to ensure that risk reporting to senior management includes the basic principles defined in Risk Data Aggregation, which are summarized in terms of the following cornerstones:

•	Governance: a governance system and taxonomy are established for the data and reporting life cycles.

•	Database architecture: this guarantees the Bank’s ability to aggregate all the risk data in a reliable manner, thereby ensuring that they are accurate, comprehensive, complete, traceable, updated in a timely fashion, adaptable to requirements and flexible.

•	Preparation of risk reports for senior management.

3.8. Internal risk control framework

The risk management model has an internal control environment that ensures appropriate control of all risks and provides an integrated view thereof. This control is performed at all the Group’s units and for each type of risk in order to ensure that the Group’s exposures and overall risk profile are within the framework of the mandates established by both the board of directors and the regulators.

The main functions ensuring effective risk control are:

•	the supervision and aggregate consolidation of all risks. The risk unit, both at corporate level and at each unit, performs the function of supervising all risks with the aim of questioning or independently challenging risk management and risk control mechanisms, providing value judgments and elements to support decision-making by senior management.

•	the assessment of internal control mechanisms. This consists of a periodic systematic review of all the necessary control processes and procedures in order to guarantee that they are effective and in force.

•	integrated risk control and internal risk validation. The main activities performed by the integrated risk control function include:

•	Verifying that the management and control systems for the various risks inherent in Santander Group’s activities comply with the most stringent criteria and the best practices observed in the industry and/or required by regulators.

•	Overseeing the adequate compliance, in due time and form, with any recommendations on risk management and control made as a result of inspections conducted by internal audit and by the supervisors to which the Group is subject.

This function is characterized by having global and corporate scope, encompassing all risks, all businesses and all geographical areas. Performance of this function is based on an internally-developed methodology and a set of tools that support the function, in order to systematize its operation and tailor it to the Group’s specific requirements. As a result, it is possible to formalize application of this methodology and to render it traceable and targetable.

The internal validation of risk models function provides essential support to the executive risk committee and the local and corporate risk committees in the performance of their duties to authorize the use of the models (for management and regulatory purposes) and to review them regularly.

To this end, a fully independent specialized unit of the Group issues an expert opinion on the adequacy of the internal models for the intended internal management and/or regulatory purposes (calculation of regulatory capital, level of provisions, etc.), expressing a conclusion on their robustness, usefulness and effectiveness.

At the Group, internal validation covers all models used in the risk function, i.e. credit, market, structural and operational risk models and economic and regulatory capital models. The scope of the validation includes not only the more theoretical or methodological aspects, but also the technology systems and the data quality that underpin the effective operation of the models and, in general, all the relevant aspects of risk management (controls, reporting, uses, involvement of senior management, etc.).

This function is performed at a global and corporate level in order to ensure uniformity of application, and is implemented through five regional centers located in Madrid, London, São Paulo, Boston and Wroclaw (Poland). From a functional standpoint, these centers are fully accountable to the corporate center, which makes it possible to ensure consistency in the performance of their activities.

•	Control by the compliance function that the risks assumed are compliant with the legal framework, internal regulations and regulatory and supervisory requirements.

•	Assessment by internal audit, as the third line of defense, provides an independent review of the first two lines of defense, thus ensuring that the policies, methods and procedures are appropriate and are integrated in management.

Internal audit is a permanent corporate function that is independent of any other Group function or unit, and its mission is to provide security on such matters to the board of directors and senior management, thus contributing to the protection of the organization and its reputation.

4. CREDIT RISK

4.1 Introduction to the treatment of credit risk

Credit risk is the possibility of loss stemming from the total or partial failure of our customers or counterparties to meet their financial obligations to the Group.

In credit risk management terms, segmentation is based on the distinction between three types of customers:

•	The individuals segment includes all individuals, except for those engaging in a business activity. This segment is in turn divided into various sub-segments based on income levels, which makes it possible to tailor risk management to each type of customer.

•	The SMEs, companies and institutions segment includes legal entities and individuals engaging in a business activity. It also includes public-sector entities in general and not-for-profit private-sector entities.

•	The global wholesale banking -BMG- segment comprises corporate customers, financial institutions and sovereigns, which make up a closed list of entities that is reviewed on an annual basis. Inclusion of an entity on this list is determined on the basis of a comprehensive analysis of the enterprise (business, countries in which it operates, types of products used, level of income it represents for the Bank, length of relationship with the customer, etc.).

The Group has a mainly retail profile, with 85% of its total risk exposure being generated by its commercial banking business.

4.2 Main aggregates and variations

Following are the main aggregates relating to credit risk arising on customer business:

MAIN AGGREGATES – RISK MANAGEMENT*

	Credit risk exposure to customers (1) (millions of euros)		Non-performing loans ratio (%)		Coverage ratio (%)
	2014	2013	2014	2013	2014	2013

Continental Europe	308,205	312,167	8.93	9.13	57.2	57.3
Spain	182,974	189,783	7.38	7.49	45.5	44.0
Santander Consumer Finance (1)	63,654	58,628	4.82	4.01	100.1	105.3
Portugal	25,588	26,810	8.89	8.12	51.8	50.0
Poland	18,920	18,101	7.42	7.84	60.3	61.8
UK	256,337	235,627	1.79	1.98	41.9	41.6
Latin America	167,065	146,392	4.65	5.00	84.7	85.4
Brazil	90,572	79,216	5.05	5.64	95.4	95.1
Mexico	27,893	24,024	3.84	3.66	86.1	97.5
Chile	33,514	31,645	5.97	5.91	52.4	51.1
Argentina	5,703	5,283	1.61	1.42	143.3	140.4
US	72,477	44,372	2.54	2.60	192.8	86.6
Puerto Rico	3,871	4,023	7.45	6.29	55.6	61.6
Santander Bank N.A.	45,825	40,349	1.41	2.23	109.4	93.6
SC USA	22,782	—	3.97	—	296.2	—
Total Group	804,084	738,558	5.19	5.64	67.2	61.7

(1)	Including gross loans and advances to customers, guarantees and documentary credits.

In 2014 credit risk exposure to customers increased by 9%. This growth was experienced across-the-board, with the exception of Spain, Portugal and Puerto Rico. The Group’s non-performing loans ratio fell to 5.19%. Its coverage ratio stood at 67%. It is important to take into account that this ratio is reduced by the relatively high proportion of mortgage portfolios (especially in the UK and Spain), which require lower provisions since they are secured by collateral.

4.3. Detail of the main geographical areas

Following is a description of the portfolios in the geographical areas where the Group’s risk concentration is highest.

4.3.1. United Kingdom

Credit risk exposure to UK customers amounted to EUR 256,337 million at the end of December 2014, and represented 32% of the Group total.

Due to its importance, not only to Santander UK, but also to the Group’s lending activity as a whole, the mortgage loan portfolio (which totaled EUR 193,048 million at the end of December 2014) must be highlighted.

This portfolio is composed of first-mortgage home purchase or home improvements loans to new and existing customers, since transactions involving second or successive liens on mortgaged properties are no longer originated.

The property on which the mortgage guarantee is constituted must always be located in the UK, irrespective of where the funding is to be employed, except for certain one-off transactions. Loans may be granted for the purchase of residences abroad, but the mortgage guarantee must in all cases be constituted on a property located in the UK.

Geographically speaking, the credit risk exposure is concentrated mainly in the South East of the country, particularly in the metropolitan area of London, where house price indices display a more stable behavior, even in times of economic slowdown.

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

The non-performing loans ratio of the mortgage segment fell from 1.88% in 2013 to 1.64% at 2014 year-end. This decrease in the non-performing loans ratio was based on the behavior of non-performing loans, which improved significantly as a result of the more favorable macroeconomic environment and the increase in re-performing loans due to the improved efficiency of the recovery teams.

The credit policies limit the maximum loan-to-value ratio to 90% for loans on which principal and interest are repaid and to 50% for loans on which interest is paid periodically and the principal is repaid on maturity.

Current credit risk policies expressly prohibit loans considered to be high risk (subprime mortgages), and establish demanding requirements regarding the credit quality of both loans and customers. For example, the granting of mortgage loans with LTVs exceeding 100% has been forbidden since 2009.

Another indicator of the sound performance of the portfolio is the small volume of foreclosed properties, which amounted to EUR 75 million at December 2014. The efficient management of foreclosures, coupled with the existence of a dynamic market for foreclosed homes, makes it possible to sell these properties in a short space of time (on average approximately 18 weeks).

4.3.2. Spain

Portfolio overview

Total credit risk exposure in Spain (including guarantees and documentary credits but excluding the discontinued real estate operations unit - discussed below) amounted to EUR 182,974 million (23% of the Group total), with an adequate degree of diversification in terms of both products and customer segments.

2014 marked a turning point in the downward trend in total credit risk exposure. Although in year-on-year terms lending was still down by 4%, the second half of the year already witnessed moderate growth figures, mirroring the improved economic situation and the various strategies implemented. The non-performing loans ratio for the total portfolio stood at 7.38% and the coverage ratio rose to 45%.

Portfolio of home purchase loans to families

Home purchase loans granted to families in Spain stood at EUR 52,942 million at 2014 year-end. Of this amount, 99% was secured by mortgages.

	12-31-14
In millions of euros	Gross amount	Of which: Non-performing
Home purchase loans to families	52,942	3,059
Without mortgage guarantee	493	61
With mortgage guarantee	52,449	2,998

The risk profile of the home purchase mortgage loan portfolio in Spain remained at a medium-low level, with limited prospects of additional impairment:

•	All mortgage transactions include principal repayments from the very first day.

•	Early repayment is common practice and, accordingly, the average life of the transactions is far shorter than their contractual term.

•	Debtors provide all their assets as security, not just the home.

•	High quality of collateral, since the portfolio consists almost exclusively of principal-residence loans.

•	Stable average debt-to-income ratio at around 29%.

•	73% of the portfolio has an LTV of less than 80%. In 2014 a re-appraisal encompassing substantially all the mortgage portfolio was conducted, in keeping with supervisory requirements.

	12-31-14
	Loan to value ratio
In millions of euros	Less than or equal to 40%	More than 40% and less than 60%	More than 60% and less than 80%	More than 80% and less than or equal to 100%	More than 100%	Total
Initial gross amount	5,113	10,071	22,855	11,155	3,255	52,449
Of which: Non-performing	90	228	685	694	1,301	2,998

For internal management purposes, the Group updates the LTV ratios at least once a year, taking into consideration published house price indices. Also, if a debtor becomes non-performing the Group updates the appraisals undertaken by valuers, which are taken into account in the estimate of impairment losses.

Companies portfolio

The EUR 96,884 million of direct credit risk exposure to SMEs and companies constitute the most important lending segment in Spain, representing 53% of the total.

94% of the portfolio relates to customers to which an analyst has been assigned who monitors the customer on an ongoing basis in all the phases of the risk cycle.

The non-performing loans ratio of this portfolio stood at 8.91% in 2014, impacted mainly by the fall in lending.

Real estate business

The Group manages, as a separate unit, its real estate business, which includes loans to customers engaging mainly in property development, for which a specialized management model is in place, the investment in SAREB and foreclosed assets.

In recent years the Group’s strategy has been geared towards reducing these assets. The changes in gross property development loans to customers were as follows:

	Millions of euros
	12-31-14	12-31-13	12-31-12
Balance as at beginning of year (net)	12,105	15,867	23,442
Foreclosed assets	(357)	(848)	(930)
Reductions (1)	(2,015)	(2,114)	(5,670)
Charged-off assets	(384)	(800)	(975)

Balance as at end of year (net)	9,349	12,105	15,867

(1)	Includes sales of portfolios, cash recoveries and third-party subrogations

The NPL ratio of this portfolio ended the year at 67.3% (compared with 61.7% at December 2013) due to the increase in the proportion of non-performing assets in the problem loan portfolio and, in particular, to the sharp reduction in lending in this segment. The table below shows the distribution of the portfolio. The coverage ratio of the real estate exposure in Spain stands at 42.5%.

	12-31-14
Millions of euros	Gross amount	Excess over collateral value	Specific allowance
Financing for construction and property development recognized by the Group’s credit institutions (business in Spain)	9,349	4,218	3,974
Of which: Non-performing	6,292	3,175	3,400
Of which: Substandard	1,529	623	574
Memorandum item: Charged-off assets	1,888

Memorandum item: Data from the public consolidated balance sheet	12-31-14
Millions of euros	Carrying amount
Total loans and advances to customers excluding the public sector (business in Spain)	154,906
Total consolidated assets	1,266,296
Impairment losses and credit risk allowances. Collective coverage (business in Spain)	253

At year-end, the concentration of this portfolio was as follows:

Loans: Gross amount
12-31-14
1. Without mortgage guarantee	1,011
2. With mortgage guarantee	8,338
2.1 Completed buildings	4,440
2.1.1 Residential	2,096
2.1.2 Other	2,344
2.2 Buildings under construction	546
2.2.1 Residential	457
2.2.2 Other	89
2.3 Land	3,352
2.3.1 Developed land	2,882
2.3.2 Other land	470

Total	9,349

Policies and strategies in place for the management of these risks

The policies in force for the management of this portfolio, which are reviewed and approved on a regular basis by the Group’s senior management, are currently geared towards reducing and securing the outstanding exposure, albeit without neglecting any viable new business that may be identified.

In order to manage this credit exposure, the Group has specialized teams that not only form part of the risk areas but also supplement the management of this exposure and cover the entire life cycle of these transactions: commercial management, legal procedures and potential recovery management.

As has already been discussed in this section, the Group’s anticipatory management of these risks enabled it to significantly reduce its exposure, and it has a granular, geographically diversified portfolio in which the financing of second residences accounts for a very small proportion of the total.

Mortgage lending on non-urban land represents a low percentage of mortgage exposure to land, while the remainder relates to land already classified as urban or approved for development.

The significant reduction of exposure in the case of residential financing projects in which the construction work has already been completed was based on various actions. As well as the specialized marketing channels already in existence, campaigns were carried out with the support of specific teams of managers for this function who, in the case of the Santander Network, were directly supervised by the recoveries business area. These campaigns, which involved the direct management of the projects with property developers and purchasers, reducing sale prices and adapting the lending conditions to the buyers’ needs, enabled loans already in force to be subrogated. These subrogations enable the Group to diversify its risk in a business segment that displays a clearly lower non-performing loans ratio.

The loan approval processes are managed by specialist teams which, working in direct coordination with the sales teams, have a set of clearly defined policies and criteria:

•	Property developers with a robust solvency profile and a proven track record in the market.

•	Strict criteria regarding the specific parameters of the transactions: exclusive financing for the construction cost, high percentages of accredited sales, principal residence financing, etc.

•	Support of financing of government-subsidized housing, with accredited sales percentages.

•	Restricted financing of land purchases, subject to the restoration of a sufficient level of coverage in existing financing arrangements or to the obtainment of increased collateral.

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

The management of on-balance-sheet property assets is performed by companies that specialize in the sale of property, which is supplemented by the commercial network structure. The sale prices are reduced in line with market conditions.

Foreclosed properties

As a last resort, the acquisition and foreclosure of property assets is one of the mechanisms adopted in Spain in order to manage the portfolio efficiently. At December 31, 2014, the net balance of these assets amounted to EUR 4,597 million (gross amount: EUR 9,760 million; recognized allowance: EUR 5,163 million).

The following table shows the detail of the assets foreclosed by the businesses in Spain at the end of 2014:

	12-31-14
Millions of euros	Carrying amount	Of which: Allowance
Property assets from financing provided to construction and property development companies	3,648	4,443
Of which:
Completed buildings	1,182	930
Residential	514	415
Other	668	515
Buildings under construction	465	449
Residential	465	449
Other	—	—
Land	2,001	3,064
Developed land	723	1,065
Other land	1,278	1,999
Property assets from home purchase mortgage loans to households	949	720
Other foreclosed property assets	—	—

Total property assets	4,597	5,163

Equity instruments, ownership interests and financing provided to non-consolidated companies holding these assets	473	924

Total	5,070	6,087

In recent years, the Group has considered foreclosure to be a more efficient method for resolving cases of default than legal proceedings. The Group initially recognizes foreclosed assets at the lower of the carrying amount of the debt (net of provisions) and the fair value of the foreclosed asset (less estimated costs to sell). If fair value (less costs to sell) is lower than the net value of the loan, the difference is recognized under Impairment losses on financial assets (net) - Loans and receivables in the consolidated income statement for the year. Subsequent to initial recognition, the assets are measured at the lower of fair value (less costs to sell) and the amount initially recognized . The fair value of this type of assets is determined by the Group’s directors based on evidence obtained from qualified valuers or evidence of recent transactions.

The changes in foreclosed properties were as follows:

	Thousands of millions of euros
	2014	2013
Gross additions	1.8	1.9
Disposals	(0.9)	(0.9)
Difference	0.9	1.0

4.3.3. Brazil

Credit risk exposure in Brazil amounts to EUR 90,572 million (11.2% of the Group total), is adequately diversified and has a predominantly retail profile, with 51% of lending granted to individual, consumer finance and SME customers.

In 2014 the exposure grew by 5.13% (excluding changes in exchange rates) as compared with 7.1% in 2013. This growth is in line with the average performance of private banks in Brazil. The non-performing loans ratio ended the year at 5.05%, down from 5.64% at 2013 year-end, and the NPL coverage ratio stood at 95% at December 2014.

4.4. Credit risk from other standpoints

4.4.1. Credit risk from financial market operations

This concept includes the credit risk arising in treasury operations with customers, mainly credit institutions. These operations are performed using both money market financing products arranged with various financial institutions and products with counterparty risk intended to provide service to the Group’s customers.

As defined in Chapter 6 of the CRR (Regulation (EU) No 575/2013), counterparty credit risk is the risk that the counterparty to a transaction could default before the final settlement of the transaction’s cash flows. It includes the following types of transaction: derivative instruments, repurchase agreements, securities or commodities lending transactions, deferred settlement transactions and guarantee financing transactions.

The Group uses two methods to measure its exposure to this risk: a mark-to-market method (replacement cost for derivatives or amount drawn down for committed facilities) including an add-on for potential future exposure; and another method, introduced in mid-2014 for certain regions and products, which calculates exposure using Monte Carlo simulations. Calculations are also performed of capital at risk or unexpected loss (i.e. the loss which, once the expected loss is subtracted, constitutes the economic capital, net of guarantees and recoveries).

When the markets close, the exposures are recalculated by adjusting all the transactions to their new time horizon, the potential future exposure is adjusted and mitigation measures are applied (netting arrangements, collateral arrangements, etc.) so that the exposures can be controlled daily against the limits approved by senior management. Risk control is performed using an integrated, real-time system that enables the Group to know at any time the unused exposure limit with respect to any counterparty, for any product and maturity and at any Group unit.

4.4.2. Concentration risk

Concentration risk control is key to the risk management process. The Group continuously monitors the degree of credit risk concentration, by country, sector and customer group.

The board of directors, by reference to the risk appetite, determines the maximum levels of concentration over risk appetite and limit structure. In keeping with the risk appetite, the executive risk committee establishes the risk policies and reviews the appropriate exposure limits to ensure the adequate management of credit risk concentration.

The Group is subject to the regulation of “large exposures” contained in Part Four of CRR (Regulation (EU) No 575/2013), according to which an institution’s exposure to a customer or group of connected customers is considered a “large exposure” where its value is equal to or exceeds 10% of its eligible capital. Additionally, in order to limit large exposures, an institution may not incur an exposure to a customer or group of connected customers the value of which exceeds 25% of its eligible capital, after taking into account the effect of the credit risk mitigation contained in the Regulation.

At the end of December 2014, after applying risk mitigation techniques and the regulations applicable to large exposures, the exposure to each of the reported groups was below 4.7% of eligible capital, with the exception of one central counterparty in the EU, the exposure to which stood at 7.3%.

For its part, the Group’s regulatory credit exposure to the 20 largest groups classified as large exposures accounted for 5.5% of the credit risk exposure to customers (lending plus off-balance-sheet exposures). The regulatory credit exposure to the top 10 international financial institutions (IFIs) amounted to EUR 18,378 million.

The Group’s risk division works closely with the finance division in the active management of credit portfolios, which includes reducing the concentration of exposures through several techniques, such as the arrangement of credit derivatives for hedging purposes or the performance of securitization transactions, in order to optimize the risk/return ratio of the total portfolio.

The detail, by activity and geographical area of the counterparty, of the concentration of the Group’s risk at December 31, 2014 is as follows:

	12/31/14
Millions of euros	Total	Spain	Other EU Countries	Americas	Rest of the world
Credit institutions	167,414	28,770	85,429	45,949	7,266
Public sector	159,589	58,794	33,398	61,874	5,523
Of which:
Central government	130,594	38,214	32,620	54,318	5,442
Other	28,995	20,580	778	7,556	81
Other financial institutions	55,115	13,501	15,976	23,535	2,103
Non-financial companies and individual traders	319,661	89,824	89,349	127,000	13,488
Of which:
Construction and property development	25,880	7,123	7,028	10,844	885
Civil engineering construction	5,916	2,937	2,402	517	60
Large companies	175,865	42,190	45,392	78,127	10,156
SMEs and individual traders	112,000	37,574	34,527	37,512	2,387
Other households and non-profit institutions serving households	447,545	66,539	272,767	104,032	4,207
Of which:
Residential	305,546	51,579	220,072	33,523	372
Consumer loans	121,458	9,412	50,389	58,168	3,489
Other purposes	20,541	5,548	2,306	12,341	346

Subtotal	1,149,324	257,428	496,919	362,390	32,587

Less: collectively assessed impairment losses	5,983

Total (*)	1,143,341

(*)	For the purposes of this table, the definition of risk includes the following items in the consolidated balance sheet: Loans and advances to credit institutions, Loans and advances to customers, Debt instruments, Equity instruments, Trading derivatives, Hedging derivatives, Investments and Contingent liabilities.

4.4.3. Country risk

Country risk is a credit risk component inherent in all cross-border credit transactions due to circumstances other than ordinary commercial risk. Its main elements are sovereign risk, transfer risk and other risks that can affect international financial operations (war, natural disasters, balance of payments crises, etc.).

At December 31, 2014, the provisionable country risk exposure amounted to EUR 176 million (2013: EUR 382 million). The allowance recognized in this connection at 2014 year-end amounted to EUR 22 million, as compared with EUR 47 million at 2013 year-end. It should be noted that in 2014 Colombia was considered to be a country belonging to Group 2 instead of Group 3 per the Bank of Spain country risk classification.

The exposure is moderate and has continued the downward trend witnessed in recent years, the decrease in 2014 being more pronounced as a result of transactions that matured in the year. Total country risk exposure, irrespective of whether or not it is provisionable, is also moderate. Except for the Group 1 countries (considered by the Bank of Spain to have the lowest level of risk 6), exposure to an individual country in no case exceeds 1% of the Group’s total assets.

The Group’s country risk management policies continued to adhere to a principle of maximum prudence, and country risk is assumed, applying highly selective criteria, in transactions that are clearly profitable for the Group and bolster its global relationship with its customers.

[6]	This group includes transactions with ultimate obligors resident in European Union countries, Norway, Switzerland, Iceland, the US, Canada, Japan, Australia and New Zealand.

4.4.4. Sovereign risk and exposure to other public sector entities

As a general rule, the Group considers sovereign risk to be the risk assumed in transactions with the central bank (including the regulatory cash reserve requirement), the issuer risk of the Treasury or similar body (government debt securities) and the risk arising from transactions with public entities that have the following features: their funds are obtained only from fiscal income; they are legally recognized as entities directly included in the central government public sector; and their activities are of a non-commercial nature.

This criterion, which has been employed historically by the Group, differs in certain respects from that required by the European Banking Authority (EBA) for its periodic stress tests. The most significant differences are that the EBA’s criteria do not include risk exposure to central banks, exposure to insurance companies or indirect exposure by means of guarantees or other instruments. However, they do include exposure to public sector entities (including regional and local entities) in general, not only the central government public sector.

Sovereign risk exposure (per the criteria applied at the Group) arises mainly from the subsidiary banks’ obligations to make certain deposits at the corresponding central banks, from the arrangement of deposits using liquidity surpluses, and from the fixed-income portfolios held as part of the on-balance-sheet structural interest rate risk management strategy and in the trading books of the treasury departments. The vast majority of these exposures are taken in local currency and are financed out of local customer deposits, also denominated in local currency.

The detail at December 31, 2014, 2013 and 2012, based on the Group’s management of each portfolio, of the Group’s sovereign risk exposure, net of the short positions held with the respective countries, taking into consideration the aforementioned criterion established by the European Banking Authority (EBA), is as follows:

	12-31-14
	Millions of euros
	Portfolio
Country	Financial assets held for trading and Other financial assets at fair value through profit or loss (*)	Available-for-sale financial assets	Loans and receivables	Total net direct exposure
Spain	5,778	23,893	15,098	44,769
Portugal	104	7,811	589	8,504
Italy	1,725	—	—	1,725
Greece	—	—	—	—
Ireland	—	—	—	—
Rest of eurozone	(1,070)	3	1	(1,066)
UK	(613)	6,669	144	6,200
Poland	5	5,831	30	5,866
Rest of Europe	1,165	444	46	1,655
US	88	2,897	664	3,649
Brazil	11,144	17,685	783	29,612
Mexico	2,344	2,467	3,464	8,275
Chile	593	1,340	248	2,181
Rest of Americas	181	1,248	520	1,949
Rest of the world	4,840	906	618	6,364

Total	26,284	71,194	22,205	119,683

(*)	Net of short positions amounting to EUR 3,187 million.

In addition, at December 31, 2014, the Group had net direct derivative exposures the fair value of which amounted to EUR 1,028 million and net indirect derivative exposures the fair value of which amounted to EUR 5 million. Also, the Group did not have any exposure to held-to-maturity investments.

	12-31-13
	Millions of euros
	Portfolio
Country	Financial assets held for trading and other financial assets at fair value through profit or loss (*)	Available-for-sale financial assets	Loans and receivables	Total net direct exposure
Spain	4,359	21,144	12,864	38,367
Portugal	148	2,076	583	2,807
Italy	1,309	77	—	1,386
Greece	—	—	—	—
Ireland	—	—	—	—
Rest of eurozone	(1,229)	67	—	(1,161)
UK	(1,375)	3,777	—	2,402
Poland	216	4,770	43	5,030
Rest of Europe	5	117	—	122
US	519	2,089	63	2,671
Brazil	8,618	8,901	223	17,743
Mexico	3,188	2,362	2,145	7,695
Chile	(485)	1,037	534	1,086
Rest of Americas	268	619	663	1,550
Rest of the world	5,219	596	146	5,964

Total	20,762	47,632	17,268	85,661

(*)	Net of short positions amounting to EUR 17,658 million.

In addition, at December 31, 2013, the Group had net direct derivative exposures the fair value of which amounted to EUR (206) million and net indirect derivative exposures the fair value of which amounted to EUR 6 million. Also, the Group did not have any exposure to held-to-maturity investments.

	12-31-12
	Millions of euros
	Portfolio
Country	Financial assets held for trading and other financial assets at fair value through profit or loss (*)	Available-for-sale financial assets	Loans and receivables	Total net direct exposure
Spain	4,403	24,654	16,528	45,586
Portugal	—	1,684	616	2,300
Italy	(71)	76	—	4
Greece	—	—	—	—
Ireland	—	—	—	—
Rest of eurozone	943	789	—	1,731
UK	(2,628)	4,419	—	1,792
Poland	669	2,898	26	3,592
Rest of Europe	10	—	—	10
US	(101)	1,783	30	1,712
Brazil	14,067	11,745	351	26,163
Mexico	4,510	2,444	2,381	9,335
Chile	(293)	1,667	521	1,895
Rest of Americas	214	916	771	1,900
Rest of the world	1,757	645	234	2,636

Total	23,480	53,718	21,457	98,655

(*)	Net of short positions amounting to EUR 15,282 million.

In addition, at December 31, 2012, the Group had net direct derivative exposures the fair value of which amounted to EUR (330) million and net indirect derivative exposures the fair value of which amounted to EUR (33) million. Also, the Group did not have any exposure to held-to-maturity investments.

4.4.5. Environmental risk

In line with the Group’s commitment to sustainability, the environmental risk analysis of credit transactions is one of the main features of the strategic corporate social responsibility plan. The analysis is founded on two major cornerstones:

•	The Equator Principles: an initiative of the International Finance Corporation of the World Bank. These principles constitute an international standard for the analysis of the social and environmental implications of project finance transactions and corporate loans for known purposes. The assumption of these principles involves a commitment to assess and take into consideration social and environmental risk and, accordingly, to grant loans only to those projects that can evidence that their social and environmental impacts are properly managed.

•	The VIDA tool: implemented since 2004, the main aim of this tool is to assess the environmental risk of both current and potential individualized companies in commercial banking (Spain), using a system that classifies each of the companies into one of seven categories, depending on the degree of environmental risk incurred.

4.5. Credit risk cycle

The credit risk management process consists of identifying, analyzing, controlling and deciding on, as appropriate, the risks incurred in the Group’s operations. The parties involved in this process are the business areas, senior management and the risk units.

The process involves the board of directors, the executive committee and the executive risk committee, which establishes the risk policies and procedures, and the limits and delegations of powers, and approves and supervises the scope of action of the risk function.

The risk cycle comprises three different phases: pre-sale, sale and post-sale. The process is being permanently updated, with the findings and conclusions of the post-sale phase being fed back into the risk analysis and planning of the pre-sale phase.

4.5.1. Risk analysis and credit rating process

In general, the risk analysis consists of examining the customer’s ability to meet its contractual obligations to the Bank. This involves analyzing the customer’s credit quality, its risk transactions, its solvency and the return to be obtained in view of the risk assumed.

Since 1993 the Group has used rating models for this purpose. These mechanisms are used in both the wholesale segment (sovereigns, financial institutions and corporate banking) and the other companies and institutions segment.

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

In contrast to the use of ratings in the wholesale and other companies and institutions segments, in the individuals segment scoring techniques predominate; in general, these tools automatically assign a score to proposed transactions.

4.5.2. Risk limit planning and setting

The purpose of this phase is to efficiently and comprehensively limit the risk levels the Group assumes.

The credit risk planning process is used to establish the budgets and limits at portfolio or customer level depending on the segment in question.

Thus, the risk limits are planned and set using documents agreed upon by the business areas and risk units and approved by the executive risk committee or its delegated committees, which contain the expected results of transactions in terms of risk and return, as well as the limits applicable to the activity and the related risk management.

Risk limit planning is instrumented through the Commercial Strategic Plan (PEC), thus ensuring the coordination of the business plan, the risk-appetite-based lending policy and the resources required to implement it. This Plan serves as a reference for all the commercial banking businesses, and the highest-ranking executive risk committee of each entity is responsible for the approval and monitoring of the commercial strategic plans.

Also, an analysis is conducted at customer level in the wholesale and other companies and institutions segments. When certain features concur, an individual limit is established for the customer (pre-classification).

Thus, for large corporate groups a pre-classification model based on an economic capital measurement and monitoring system is used. The result of the pre-classification is the maximum level of risk that can be assumed vis-à-vis a customer or group in terms of amount or maturity. In the companies segment, a simplified pre-classification model is applied for customers meeting certain requirements (thorough knowledge, rating, etc.).

Scenario analysis

Credit risk scenario analysis enables senior management to gain a clearer understanding of the performance of the portfolio in response to changing market and circumstantial conditions and it is a basic tool for assessing the adequacy of the provisions recognized and the capital held to cater for stress scenarios.

These analyses, which are performed for all the Group’s significant portfolios, comprise the following milestones:

•	Definition of benchmark scenarios (at global level and for each of the Group units).

•	Determination of the value of the risk metrics and parameters (probability of default, loss given default, non-performing loans ratio, etc.) in various scenarios

•	Estimation of the expected loss associated with each of the scenarios considered and comparison of that loss against the level of provisions.

•	Analysis of the changes in the credit risk profile at portfolio, segment, unit and Group level in various scenarios and in comparison with previous years.

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

These scenarios are generally defined by the Group’s economic research service, in coordination with each unit, using as a reference the data published by the main international organizations.

A global stress scenario is defined that describes a situation of worldwide crisis and the manner in which it affects each of the main geographical regions in which the Group is present. In addition, a local stress scenario is defined which, affecting certain of the Group’s main units in an isolated fashion, includes a higher level of stress than the global stress scenario.

At the meetings of the executive risk committee, senior management of the Group is apprised of the definitive set of scenarios to be used in conducting the Group’s stress test, proposes any changes it deems appropriate and gives its formal approval.

4.5.3. Transaction decision-making

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

In the sphere of lower-revenue individuals, businesses and SMEs, the management of large volumes of loan transactions is facilitated by the use of automatic decision-making models that rate the customer/loan relationship. Thus, loans are classified in homogeneous risk groups using the rating assigned to the transaction by the model on the basis of information on the features of the transaction and the borrower.

As stated above, the preliminary limit-setting stage can follow two different paths, giving rise to different types of decisions in the companies sphere:

•	Automatic decisions, consisting of verification by the business that the proposed transaction (in terms of amount, product, maturity and other conditions) falls within the limits authorized pursuant to the aforementioned pre-classification. This process is generally applied to corporate pre-classifications.

•	Decisions always requiring the analyst’s authorization, even if the transaction meets the amount, maturity and other conditions established in the pre-classified limit. This process applies to pre-classifications of retail banking companies.

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

The various mitigation techniques can be grouped into the following categories:

Netting by counterparty

Netting refers to the possibility of determining a net balance of transactions of the same type, under the umbrella of a master agreement such as an ISDA or similar agreement.

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

An important aspect of master agreements is that they represent a single legal obligation encompassing all the transactions they cover. This is the key to being able to set off the risks of all the transactions covered by the agreement with the same counterparty (see Note 2.f).

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

One very important example of financial collateral is the collateral agreement. Collateral agreements comprise a set of highly liquid instruments with a certain economic value that are deposited or transferred by a counterparty in favor of another party in order to guarantee or reduce any counterparty credit risk that might arise from the portfolios of derivative transactions between the parties in which there is exposure to risk.

Collateral agreements vary in nature but, whichever the specific form of collateralization may be, the ultimate aim, as with the netting technique, is to reduce counterparty risk.

Transactions subject to a collateral agreement are assessed periodically (normally on a daily basis). The agreed-upon parameters defined in the agreement are applied to the net balance arising from these assessments, from which the collateral amount (normally cash or securities) payable to or receivable from the counterparty is obtained.

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

Third party guarantees and credit derivatives

Third party guarantees are guarantees provided by a third party liable for another party’s obligations to the Group. They include, for example, security deposits, suretyships and standby letters of credit. Only guarantees provided by third parties that meet the minimum requirements established by the supervisor can be recognized for capital calculation purposes.

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

4.5.4. Monitoring

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

The function involves, inter alia, identifying and monitoring companies under special surveillance, reviewing ratings and the ongoing monitoring of indicators.

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

For exposures to lower-revenue individuals, businesses and SMEs, the key indicators are monitored in order to detect any variance in the performance of the loan portfolio with respect to the forecasts made in the credit management programs.

4.5.5. Measurement and control

In addition to monitoring customers’ credit quality, the Group establishes the control procedures required to analyze the current credit risk portfolio and the changes therein over the various credit risk phases.

The risk control function is performed by assessing risks from various complementary perspectives, the main pillars being control by geographical location, business area, management model, product, etc., thus facilitating the early detection of specific areas requiring attention and the preparation of action plans to correct possible impairment. Each control pillar can be analyzed in two ways:

Quantitative and qualitative analysis of the portfolio

In the analysis of the portfolio, any variances in the Group’s risk exposure with respect to budgets, limits and benchmarks are controlled on an ongoing and systematic basis, and the impacts of these variances in certain future situations, both those of an external nature and those arising from strategic decisions, are assessed in order to establish measures aimed at placing the profile and amount of the risk portfolio within the parameters set by the Group.

In addition to the traditional metrics, the following, inter alia, are used in the credit risk control phase:

•	Change in non-performing loans (VMG, using the Spanish acronym): VMG measures the change in non-performing loans during a period, discounting loans charged off and taking recoveries into account. It is an aggregate measure at portfolio level that enables action to be taken in the event of deteriorations in the trend of non-performing loans.

It is obtained as the result of the ending balance less the beginning balance of non-performing loans for the period in question, plus the loans charged off in the period, less any previously charged-off loans recovered in that same period.

VMG and its component parts play a decisive role as monitoring variables.

•	EL (expected loss) and capital: EL is the estimated financial loss that will occur over the next twelve months on the portfolio existing at any given time.

It is an additional cost of the activity and must be charged in the transaction price. It is calculated using three basic parameters:

•	EAD (exposure at default): the maximum amount that could be lost as a result of a default.

•	PD (probability of default): is the probability that a customer will default in the next twelve months.

•	LGD (loss given default): represents the percentage of exposure that will not be recovered in the event of default. To calculate the LGD, the amounts recovered throughout the recovery process are discounted to the time of default, and this figure is compared, on a percentage basis, with the amount owed by the customer at that date.

Thus, other relevant factors regarding the risk exposure of transactions are taken into account, such as the quantification of off-balance-sheet exposures or the expected percentage of recoveries, in relation to the guarantees associated with the transaction and other characteristics of the transaction: type of product, term, etc.

The risk parameters are also used in the calculation of both economic and regulatory capital. The inclusion of capital metrics in management is fundamental to the rationalization of the use of capital.

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

Furthermore, the internal risk validation function, as part of its mission to supervise the quality of the Group’s risk management, guarantees that the systems for the management and control of the risks inherent to its activity comply with the strictest criteria and the best practices observed in the industry and/or required by the regulators. Also, internal audit is responsible for ensuring that the policies, methods and procedures are appropriate, effectively implemented and regularly reviewed.

4.5.6. Recovery management

Recovery is a significant function within the sphere of the Group’s risk management. This function is performed by the asset recovery and clean-up area (DRSA), a unit created in July 2013 with the aim of achieving greater efficiency in the asset recovery process, while at the same time developing a global strategy and a comprehensive approach for recovery management.

The Group has in place a corporate management model that defines the general recovery action guidelines. These guidelines are applied in the various countries, always taking into account the local peculiarities required for the recovery activity, due either to the local economic environment, to the business model or to a combination of both. The recovery units are business areas involving direct customer management and, accordingly, this corporate model has a business approach that creates value sustainably over time on the basis of effective and efficient collection management, achieved through either the return of unpaid balances to performing status or the full recovery thereof.

The recovery management model requires the proper coordination of all management areas (recovery business, commercial, technology and operations, human resources and risk) and the management processes and methodology supporting it are reviewed and enhanced on an ongoing basis, through the application of the best practices developed in the various countries.

In order to manage recovery properly, action is taken in four main phases: early arrears management, recovery of non-performing loans, recovery of charged-off loans and management of foreclosed assets. In fact, the actions taken by the recovery function commence even before the first missed payment, i.e. when there are signs of a deterioration of the customer’s ability to pay, and they end when the customer’s debt has been paid or has returned to performing status. The recovery function aims to anticipate default events and focuses on preventive management.

The macroeconomic environment has a direct effect on the customer default rate. Therefore, the quality of the portfolios is fundamental to the development and growth of our businesses in the various countries, and particular attention is paid, on a permanent basis, to the debt collection and recovery functions in order to guarantee that this quality remains at the expected levels at all times.

The differing characteristics of customers make segmentation necessary in order to ensure proper recovery management. The mass management of large groups of customers with similar profiles and products is performed using highly technological processes, while personalized management is reserved for customers who, due to their profile, require the assignment of a specific manager and a more tailored analysis.

The recovery activity has been aligned with the social and economic reality of the different countries, and various management mechanisms have been used, all involving appropriate prudential criteria, based on the age, collateral and conditions of the transaction, while always ensuring that, at least, the required ratings and provisions are maintained.

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

One of the channels for the recovery of debts of customers whose ability to pay has deteriorated severely is foreclosure (either court-ordered or through dation in payment) of the property assets securing the transactions. In geographical regions that are highly exposed to real estate risk, such as Spain, the Group has very efficient instruments in place to manage the sale of such assets, making it possible to maximize recovery and reduce the on-balance-sheet stock of property assets at a much faster pace than at other financial institutions.

Forborne loan portfolio

The term “forborne loan portfolio” refers, for the purposes of the Group’s risk management, to those transactions in which the customer has, or might foreseeably have, financial difficulty in meeting its payment obligations under the terms and conditions of the current agreement and, accordingly, the agreement has been modified or fulfilled or even a new transaction has been entered into.

The Group has a detailed customer debt forbearance policy that serves as a reference for the various local adaptations made for all the financial institutions forming part of the Group. This policy shares the general principles laid down in both Bank of Spain Circular 6/2012 and the technical standards published by the European Banking Authority in 2014, which it develops in greater detail based on the level of customer impairment.

This policy establishes strict criteria for the assessment of these exposures:

•	The use of this practice is restricted, and any actions that might defer the recognition of impairment must be avoided.

•	The main aim must be to recover the amounts owed, and any amounts deemed unrecoverable must be recognized as soon as possible.

•	Forbearance must always envisage maintaining the existing guarantees and, if possible, enhance them. Not only can effective guarantees serve to mitigate losses given default, but they might also reduce the probability of default.

•	This practice must not give rise to the granting of additional funding, or be used to refinance debt of other entities or as a cross-selling instrument.

•	All the alternatives to forbearance and their impacts must be assessed, making sure that the results of this practice will exceed those which would foreseeably be obtained if it were not performed.

•	Forborne transactions are classified using more stringent criteria, which prudentially ensure that the customer’s ability to pay is restored from the date of forbearance and for an adequate period of time thereafter.

•	In addition, in the case of customers that have been assigned a risk analyst, it is particularly important to conduct an individual analysis of each specific case, for both the proper identification of the transaction and its subsequent classification, monitoring and adequate provisioning.

The forbearance policy also sets out various criteria for determining the scope of transactions qualifying as forborne exposures by defining a detailed series of objective indicators that are indicative of situations of financial difficulty.

Accordingly, transactions not classified as non-performing at the date of forbearance are generally considered to be experiencing financial difficulty if at that date they were more than one month past due. Where no payments have been missed or there are no payments more than one month past due, other indicators of financial difficulty are taken into account, including most notably the following:

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

Once it has been determined that the reasons for the modification relate to financial difficulties, for management purposes a distinction is made between two types of forbearance based on the original status of the transactions: ex-ante forbearance, when the original transaction was classified as other than non-performing; and ex-post forbearance, when it had previously been classified as non-performing.

In addition, within the category of ex-post forbearance, distinct treatments are established for cases of advanced impairment, the classification requirements and criteria for which are even more stringent than those for other forborne transactions.

As regards the strategies to be applied, corporate policy requires the customer’s ability and willingness to pay to be analyzed and a distinction to be drawn between the severity and the estimated duration of the impairment. The results of this analysis will be used as a basis for deciding whether the debt should be forborne and the most appropriate way of doing so for each case:

•	When borrowers display a severe but temporary deterioration in their ability to pay (which is expected to be recovered in a short space of time), short-term adjustment strategies are applied, such as a payment moratorium on the principal or the reduction of instalments for a short, limited period until the ability to pay is restored.

•	When borrowers display a slight deterioration in their ability to pay (an early recovery of which is not expected), more long-term strategies are applied, such as reducing instalments by deferring either the maturity date or a portion of the principal, which would be paid at the same time as the last instalment, at all times securing its payment through the provision of effective guarantees.

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

Corporate policy also establishes mechanisms for the management and control of forborne transactions, allowing them to be treated in a different way from other transactions, with particular attention being paid to the processes of:

•	Planning and budgeting, including preparing the pertinent business plans, projections and limits for the most relevant aggregates.

•	Monitoring the performance of the portfolio and assessing the degree of achievement of the projections prepared in the planning phase.

Once forbearance measures have been adopted, transactions that have to remain classified as non-performing because at the date of forbearance they do not meet the requirements to be classified in a different category7 must comply with a prudential payment schedule in order to assure reasonable certainty as to the recovery of the customer’s ability to pay.

If there is any (non-technical) default in payments during that period, the aforementioned payment schedule starts again.

On successful completion of the period, the duration of which depends on the customer’s situation and the transaction features (term and guarantees provided), the transaction is no longer considered to be non-performing, although it continues to be subject to a probation period during which it undergoes special monitoring.

This monitoring continues until a series of requirements have been met, including most notably: a minimum observation period; repayment of a substantial percentage of the outstanding amounts; and settlement of the amounts that were past due at the time of forbearance.

When forbearance is applied to a transaction classified as non-performing, the original default dates continue to be considered for all purposes, irrespective of whether as a result of forbearance the transaction becomes current in its payments. Also, the forbearance of a transaction classified as non-performing does not give rise to any release of the related provisions.

By contrast, if following arrangement of forbearance there is no improvement in the customer’s payment performance, the possibility of extending new forbearance measures will be considered, with the application of more stringent classification/return-to-performing criteria. In this regard, the Group’s policy establishes a longer period (between 6 and 36 months) of uninterrupted payments before the transaction can return to performing status (between 3 and 12 months in the case of first forbearances). The duration of this period is determined by any collateral provided and the residual maturity of the loan. The Group’s policy permits a maximum of one modification per year and three modifications every five years.

The internal models used by the Group for provisioning purposes include forborne transactions as follows:

•	Customers not subject to individual monitoring: the internal models consider forborne transactions as a distinct segment with its own probability of default calculated on the basis of past experience, considering, among other factors, the performance of the successive forbearance measures.

•	Customers subject to individual monitoring: the internal rating is an essential input in determining the probability of default and it takes into consideration the existence of successive forbearance measures. This rating must be updated at least once every six months for customers with forborne transactions.

At December 31, 2014, EUR 18,849 million of the Group’s forborne loan portfolio (33% of the total forborne portfolio) had undergone several modifications.

[7]	Bank of Spain Circular 6/2012: the refinancing or restructuring of transactions that are not current in their payments does not interrupt their arrears, nor does it give rise to their reclassification to one of the previous categories, unless there is reasonable certainty that the customer will be able to meet its payment obligations within the established time frame or new effective collateral is provided, and, in both cases, at least the ordinary outstanding interest is received, without taking into account late-payment interest.

Quantitative information required by Bank of Spain Circular 6/2012

Set forth below is the quantitative information required by Bank of Spain Circular 6/2012 on the restructured/refinanced transactions in force at December 31, 2014. The following terms are used in Bank of Spain Circular 6/2012 with the meanings specified:

•	Refinancing transaction: transaction granted or used for reasons relating to -current or foreseeable- financial difficulties the borrower may have in repaying one or more of the transactions granted to it, or through which the payments on such transactions are brought fully or partially up to date, in order to enable the borrowers of cancelled or refinanced transactions to repay the debt (principal and interest) because the borrower is unable, or might foreseeably become unable, to comply with the conditions thereof in due time and form.

•	Restructured transaction: transaction with respect to which, for economic or legal reasons relating to current or foreseeable financial difficulties of the borrower, the financial terms and conditions are modified in order to facilitate the payment of the debt (principal and interest) because the borrower is unable, or might foreseeably become unable, to comply with the aforementioned terms and conditions in due time and form, even if such modification is envisaged in the agreement.

CURRENT REFINANCING AND RESTRUCTURING BALANCES (a)

	Millions of euros
	Standard (b)						Substandard							Non-performing							Total
	Full property mortgage guarantee		Other collateral (c)		Without collateral		Full property mortgage guarantee		Other collateral (c)		Without collateral		Allowance	Full property mortgage guarantee		Other collateral (c)		Without collateral		Allowance
	Number of trans- actions	Gross amount	Number of trans- actions	Gross amount	Number of trans- actions	Gross amount	Number of trans- actions	Gross amount	Number of trans- actions	Gross amount	Number of trans- actions	Gross amount		Number of trans- actions	Gross amount	Number of trans- actions	Gross amount	Number of trans- actions	Gross amount		Number of trans- actions	Gross amount	Allowance
Public sector	6	18	12	294	89	562	6	14	—	—	3	4	4	2	3	—	—	22	43	11	140	938	15
Other legal entities and individual traders	6,019	2,644	14,907	1,249	57,125	2,968	5,526	1,978	6,200	1,466	38,674	1,427	910	10,608	5,651	8,704	6,321	69,546	4,522	8,003	217,309	28,226	8,913
Of which: Financing for construction and property development	355	471	44	39	119	3	819	579	149	475	354	61	406	2,685	2,830	1,394	2,857	375	591	3,297	6,294	7,906	3,703
Other individuals	66,147	5,099	543,763	7,090	853,873	1,587	37,154	3,642	17,096	2,142	344,797	951	556	32,889	2,189	81,953	2,912	862,280	1,927	2,585	2,839,952	27,539	3,141

Total	72,172	7,761	558,682	8,633	911,087	5,117	42,686	5,634	23,296	3,608	383,474	2,382	1,470	43,499	7,843	90,657	9,233	931,848	6,492	10,599	3,057,401	56,703	12,069

(a)	Including all refinanced or restructured transactions as defined in section 1.g) of Annex IX of Bank of Spain Circular 4/2004
(b)	Standard risks classified as under special monitoring pursuant to section 7.a) of Annex IX of Bank of Spain Circular 4/2004
(c)	Including transactions without a full property mortgage guarantee, i.e. with a loan-to-value ratio of more than 1, and transactions with collateral other than a property mortgage, irrespective of their loan-to-value ratio

The transactions presented in the foregoing tables were classified at December 31, 2014, by nature, as follows:

•	Non-performing: transactions that are in the process of being returned to performing status, those for which advantageous conditions had to be granted that would not have been granted for an ordinary loan approval or those which, having been classified as standard or substandard, have again encountered payment difficulties during the term of the transaction.

•	Substandard: transactions previously classified as non-performing with respect to which, following forbearance, sustained payments have been made for a certain period, depending on the transaction features and the type of guarantee, and transactions previously classified as standard: i) which have been granted an initial grace period and will remain in this category until three monthly instalments (or the equivalent) have been paid after the grace period, or ii) that following forbearance have become non-performing (default).

•	Standard: transactions previously classified as non-performing or substandard which have successfully completed the precautionary observation periods established in the corporate policy evidencing that payment capacity pursuant to the terms established has been restored, and transactions classified as standard at the date of forbearance, until they meet the requirements to cease to be subject to the special monitoring described above.

The table below shows the changes in 2014 in the forborne loan portfolio:

Millions of euros	2014
Beginning balance	53,602
Of which: Other than non-performing	29,961
Non-performing assets	23.641
Additions	15,391
Inclusions in the scope of consolidation	6,330
Reductions (*)	(18,620)
Balance at end of year	56,703
Of which: Other than non-performing	33,135
Non-performing assets	23,568

(*)	Including, mainly, debt repayments, foreclosures and charge-offs and transactions that have ceased to be subject to special monitoring because the aforementioned requirements have been met.

On a like-for-like basis with respect to the 2013 scope of consolidation, the level of forborne transactions at the Group fell by 6% (EUR 3,229 million), thus continuing the downward trend of the previous year.

58% of the forborne loan transactions are classified as other than non-performing. Particularly noteworthy are the level of existing guarantees (75% of transactions are secured by collateral) and the coverage provided by specific allowances (representing 21% of the total forborne loan portfolio and 45% of the non-performing portfolio).

5. TRADING MARKET AND STRUCTURAL RISK

5.1 Activities subject to market risk and types of market risk

The scope of activities subject to market risk encompasses all operations exposed to net worth risk as a result of changes in market factors. It includes both risks arising from trading activities and the structural risks that are also affected by market fluctuations:

This risk arises from changes in the risk factors -interest rates, inflation rates, exchange rates, equity prices, credit spreads, commodity prices and the volatility thereof- and from the liquidity risk of the various products and markets in which the Group operates.

•	Interest rate risk is the possibility that fluctuations in interest rates might have an adverse effect on the value of a financial instrument, on a portfolio or on the Group as a whole. Interest rate risk affects, inter alia, loans, deposits, debt securities, most financial assets and liabilities held for trading and derivatives.

•	Inflation rate risk is the possibility that fluctuations in inflation rates might have an adverse effect on the value of a financial instrument, on a portfolio or on the Group as a whole. Inflation rate risk affects, inter alia, loans, debt securities and derivatives, the returns on which are linked to inflation or to an actual variation rate.

•	Foreign currency risk is defined as the sensitivity of the value of a position in a currency other than the base currency to a potential change in exchange rates. Accordingly, a long position in a foreign currency will generate a loss if this currency depreciates against the base currency. The positions affected by this risk include investments in subsidiaries in currencies other than the euro, and loans, securities and derivatives denominated in foreign currencies.

•	Equity risk is the sensitivity of the value of the open positions in equity securities to adverse changes in the market prices of those equity securities or in future dividend expectations. Equity risk affects, among other instruments, positions in shares, equity indices, convertible bonds and equity derivatives (puts, calls, equity swaps, etc.).

•	Credit spread risk is the sensitivity of the value of open positions in fixed-income securities or in credit derivatives to fluctuations in the credit spread curves or in the recovery rates (RR) of specific issuers and types of debt. The spread is the differential between the quoted price of certain financial instruments over other benchmark instruments, mainly the IRR of government bonds and interbank interest rates.

•	Commodity price risk is the risk arising from the effect of potential changes in commodity prices. The Group’s exposure to commodity price risk is not material and it is concentrated in commodity derivatives with customers.

•	Volatility risk is the sensitivity of the value of the portfolio to changes in the volatility of risk factors: interest rates, exchange rates, share prices, credit spreads and commodities. Volatility risk arises on financial instruments whose measurement model includes volatility as a variable, most notably financial option portfolios.

All these market risks can be mitigated in part or in full through the use of derivatives such as options, futures, forwards and swaps.

In addition, there are other market risks, which are more difficult to hedge, the detail being as follows:

•	Correlation risk. Correlation risk is defined as the sensitivity of the value of the portfolio to changes in the relationship between risk factors (correlation), whether they are the same type (e.g. between two exchange rates) or different (e.g. between an interest rate and a commodity price).

•	Market liquidity risk. The risk that a Group entity or the Group as a whole may not able to unwind or close a position on time without affecting the market price or the cost of the transaction. Market liquidity risk may be caused by the reduction in the number of market makers or institutional investors, the execution of large volumes of transactions and market instability, and it increases as a result of the current concentration in certain products and currencies.

•	Prepayment or termination risk. When the contractual relationship in certain transactions explicitly or implicitly permits early repayment before maturity without negotiation, there is a risk that the cash flows might have to be reinvested at a potentially lower interest rate. It mainly affects mortgage loans or securities.

•	Underwriting risk. Underwriting risk arises as a result of an entity’s involvement in the underwriting of a placement of securities or other type of debt, thus assuming the risk of owning part of the issue or the loan if the entire issue is not placed among the potential buyers.

Pension risk, actuarial risk and fiduciary risk are also affected by changes in market factors. The activities are segmented by risk type as follows:

•	Trading: financial services for customers, trading operations and positions taken mainly in fixed-income, equity and foreign currency products. This activity is managed mainly by the global wholesale banking (BMG) division.

•	Structural risks: a distinction is made between on-balance-sheet risks and pensions and actuarial risks:

•	Structural balance sheet risks: market risks inherent to the balance sheet, excluding financial assets and liabilities held for trading. Decisions affecting the management of these risks are taken through the ALCO committees in the respective countries in coordination with the Group’s ALCO committee and are implemented by the financial management division. The aim pursued is to ensure the stability and recurring nature of both the net interest margin of the commercial activity and the Group’s economic value, whilst maintaining adequate liquidity and solvency levels. The structural balance sheet risks are as follows:

•	Structural interest rate risk: arises as a result of the maturity and reprising gaps of all the assets and liabilities on the balance sheet.

•	Structural foreign currency risk/hedges of results: foreign currency risk resulting from the fact that investments in consolidable and non-consolidable companies are made in currencies other than the euro (structural exchange rate). In addition, this item includes the positions to hedge the foreign currency risk on future results generated in currencies other than the euro (hedges of results).

•	Structural equity risk: this item includes equity investments in non-consolidated financial and non-financial companies and available-for-sale portfolios comprising equity positions.

•	Pensions and actuarial risks:

•	Pensions risk: the risk assumed by the entity in relation to pension obligations to its employees. This relates to the possibility that the fund may not cover these obligations in the accrual period of the benefits and the return obtained by the portfolio may not be sufficient and might oblige the Group to increase the level of contributions.

•	Actuarial risk: unexpected losses arising as a result of an increase in the obligations to policyholders, and losses arising from an unexpected increase in expenses.

5.2. Trading market risks

The Group’s trading risk profile remained low in 2014, in line with previous years, since the purpose of most of the activity is the provision of a service to customers and diversification by geographical area and risk factor.

The Group continued to have very limited exposure to complex structured instruments or vehicles, as a reflection of its culture of management in which prudence in risk management constitutes one of its principal symbols of identity. Specifically, at 2014 year-end, the Group had:

•	CDOs and CLOs: the Group’s position was not material, at EUR 99 million.

•	Hedge funds: the total exposure was not material (EUR 192 million at December 31, 2014) and consisted largely of the financing provided to these funds (EUR 20 million), the remainder being direct equity interests held in hedge funds or counterparty risk arising on derivatives granted to hedge funds. This exposure featured low loan-to-value ratios, at around 31% (collateral of EUR 620 million at the end of December). The risk exposure to this type of counterparty is analyzed on a case-by-case basis, and the percentages of collateral are established according to the features and assets of each fund.

•	Conduits: there was no exposure.

•	Monolines: the Group’s exposure to monoline insurers amounted to EUR 137 million in December 2014[8], and related mainly to an indirect exposure of EUR 136 million, by virtue of the guarantee provided by entities of this kind for various traditional financing or securitization transactions. The exposure was to double-default in this case. The primary underlyings had high credit ratings. The small remainder was direct exposure (e.g. through the purchase of a credit default swap to protect it against the risk of default of these insurance companies). Exposure decreased by 2% with respect to 2013.

In short, it can be affirmed that, in general, the exposure to instruments of this kind in the ordinary course of the Group’s business continued to decrease in 2014. It is due mainly to the integration of exposures at entities acquired by the Group, such as Sovereign in 2009. All these exposures were known at the time of the purchase and adequate provisions were recognized . Since their integration in the Group these exposures have been reduced notably, the final objective being their derecognition.

The Group’s policy with respect to the approval of new transactions involving these products continues to be very prudent and conservative and is subject to strict supervision by the Group’s senior management. Before authorizing a new transaction, product or underlying, the risk division checks:

•	Whether there is an adequate valuation model (mark-to-market, mark-to-model or mark-to-liquidity) to monitor the value of each exposure.

•	Whether the inputs enabling application of this valuation model are observable in the market.

Provided the two aforementioned conditions are met, the risk division ascertains:

•	The availability of adequate systems duly adapted for the daily calculation and monitoring of the results, positions and risks of the new transactions envisaged.

•	The degree of liquidity of the product or underlying, with a view to arranging the related hedge on a timely basis.

[8]	The guarantees provided by monoline insurers in US Municipal Bonds are not treated as exposure. These bonds amounted to EUR 744 million at December 2014.

Calibration and test measures

Actual losses may differ from those projected by the value-at-risk (VaR) model for different reasons relating to the limitations of this metric. Therefore, the Group performs regular analyses and tests to check the accuracy of the VaR calculation model in order to verify its reliability.

The most important tests are the backtesting exercises, which are analyzed at both local and global level, following the same methodology in all cases. The backtesting exercise consists of comparing the projected VaR measurements, for a given confidence level and time horizon, with the actual losses obtained in the same time horizon. This facilitates the detection of any anomalies in the VaR model of the portfolio in question (e.g. deficiencies in the parameterization of the valuation models of certain instruments, scantly adequate proxies, etc.).

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

In the first case, for the entire portfolio, in 2014 there was one violation at 99%, on June 6, mainly explained by Mexico, due to the fall in the sovereign and swap curves (in nominal and Mexican investment unit (UDI) inflation linked terms), following the 50 basis point reduction in the official rate (to 3%) by the Bank of Mexico, which had not been discounted by the market.

There was another violation at 99% (i.e. days when the daily loss was higher than VaR), on October 16, mainly explained by Spain, due to the rise in credit spreads in Europe and the fall in equity indices.

The number of violations is in line with the expected performance of the VaR calculation model, given that a confidence level of 99% and a time horizon of one year are used (with a longer time horizon one could expect an average of two or three violations a year).

5.3. Structural balance sheet risks9

5.3.1. Main aggregates and variations

The market risk profile inherent to the Group’s balance sheet, in relation to the volume of assets and capital, and the projected net interest margin, remained at low levels in 2014, in line with previous years.

Structural interest rate risk

Europe and the United States

The main balance sheets in Europe, i.e. those of the Parent and the UK, reported positive sensitivities of the market value of equity to interest rate rises, given the expectations for long-term rates based on the economic performance indicators, whereas in the short term the net interest margin exposure was kept at very low levels. The US balance sheet has a positive sensitivity to interest rate rises at both short and long term.

In any case, the level of exposure in all countries is moderate in relation to the annual budget and the amount of capital.

At the end of December 2014, the exposure relating to the net interest margin at one year, measured as the sensitivity thereof to parallel shifts of ± 100 basis points, was concentrated on the US dollar yield curve, with EUR 67 million of exposure to falls in interest rates (a most unlikely scenario in the present circumstances). It must also be stated that the exposure to falls in interest rates on the Polish zloty yield curve was EUR 21 million.

At the end of December 2014, the most significant exposure relating to the market value of equity, measured as the sensitivity thereof to parallel shifts of ± 100 basis points, was that of the euro yield curve, with EUR 2,149 million of exposure to falls in interest rates. The exposure to falls in interest rates on the pound sterling and the US dollar yield curve was EUR 865 million and EUR 343 million, respectively. As noted above, these scenarios are very unlikely at present.

Latin America

The balance sheets are positioned in the long term for falls in interest rates due to the slowdown in economic growth. The situation in the short term is very similar, except in the case of Mexico, since the country’s excess liquidity is invested in local currency in the short term.

In 2014 the level of exposure in all countries continued to be moderate in relation to the annual budget and the amount of capital.

At year-end, the exposure relating to the net interest margin at one year, measured as the sensitivity thereof to parallel shifts of ± 100 basis points, was concentrated on three countries: Brazil (EUR 152 million), Mexico (EUR 55 million) and Chile (EUR 33 million).

VaR of on-balance-sheet structural interest rate risk

In addition to sensitivities to interest rate fluctuations (shifts not only of +/- 100 basis points but also of +/- 25, +/- 50 and +/- 75 basis points are assessed, in order to better characterize risk in countries with very low rate levels), Santander uses other methods to monitor on-balance-sheet structural interest rate risk including, inter alia, scenario analysis and VaR calculations, using a methodology similar to that used for the trading book.

[9]	Includes the total balance sheet, except for financial assets and liabilities held for trading.

Structural interest rate risk, measured in terms of one-day VaR at 99%, averaged EUR 539 million in 2014. The contribution to structural interest rate risk by the balance sheets in Europe and the US is considerably higher than the balance sheets in Latin America. Mention must be made of the high level of diversification between these two areas and the fall in the VaR in Europe and the United States, due to a narrowing of sovereign debt spreads, especially those of Spain and Portugal.

Structural foreign currency risk/hedges of results

Structural foreign currency risk arises from the Group’s operations in foreign currencies, and relates mainly to long-term investments, the results thereof and the hedges for both.

Foreign currency risk is managed dynamically, in order to limit the impact on the core capital ratio of exchange rate fluctuations.

At 2014 year-end, the largest long-term exposures (with their potential impact on equity) corresponded, in descending order, to the Brazilian real, the pound sterling, the US dollar, the Mexican peso, the Chilean peso and the Polish zloty. The Group hedges a portion of these long-term exposures through foreign exchange derivatives.

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

At the end of December 2014, the equity positions (banking book) were diversified across various geographical areas, the main ones being Spain, Brazil, the US, the Netherlands and China. As regards industries, the equity positions are mainly invested in financial services and insurance; other industries represented to a lesser extent are professional, scientific and technical activities, the public sector (the holding in SAREB), energy supply and hospitality.

The structural equity positions are exposed to market risk. VaR is calculated for these positions using series of market prices for listed shares and proxies for unlisted securities. At December 31, 2014, one-day VaR at 99% was EUR 209 million (December 31, 2013: EUR 235 million; December 31, 2012: EUR 281 million).

Structural VaR

In short, a homogeneous metric such as VaR can be used to monitor the total on-balance-sheet market risk (excluding the wholesale banking trading activity), distinguishing between fixed-income (considering both interest rates and credit spreads for ALCO portfolios), exchange rate and equities.

In general, it can be said that structural VaR is not high in terms of the Group’s volume of assets or capital.

5.3.2. Methodologies

Structural interest rate risk

The Group analyses the sensitivity of the net interest margin and market value of equity to changes in interest rates. This sensitivity arises from maturity and interest rate reprising gaps in the various balance sheet items.

Taking into consideration the balance-sheet interest rate position and the market situation and outlook, the necessary financial measures are adopted to align this position with that desired by the Group. These measures can range from the taking of positions on markets to the definition of the interest rate features of commercial products.

The metrics used by the Group to control interest rate risk in these activities are the interest rate gap, the sensitivity of net interest margin and market value of equity to changes in interest rates, the duration of capital and value at risk (VaR) for economic capital calculation purposes.

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

The flows of all the on- and off-balance-sheet aggregates must be broken down and placed at the point of reprising or maturity. The duration and sensitivity of aggregates that do not have a contractual maturity date are analyzed and estimated using an internal model.

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

Treatment of liabilities with no defined maturity

In the corporate model, the total volume of the balances of accounts with no defined maturity is divided into stable balances and unstable balances. This disaggregation is obtained using a model based on the relationship between the balances and their own moving averages.

This simplified model is used to obtain the monthly cash flows that are used to calculate the NIM and MVE sensitivities.

The model requires a series of inputs, which are as follows:

•	Parameters specific to the product.

•	Customer behavior parameters (in this case historical data analysis is combined with expert judgment of the business).

•	Market data.

•	Historical data of the portfolio.

Treatment of the prepayment of certain assets

Currently, the prepayment issue at the Group affects mainly the fixed-rate mortgages at units at which the relevant yield curves for these portfolios are at low levels. At these units, prepayment risk is modelled and this can be applied, with some changes, to assets with no defined maturity (credit card and similar businesses).

The usual option pricing techniques cannot be applied directly, due to the complexity of the factors that determine prepayment by obligors. Consequently, option pricing models must be combined with empirical statistical models designed to capture prepayment behavior. Some of the factors that influence prepayment behavior are as follows:

•	Interest rates: the spread between the fixed rate of the mortgage and the market rate at which it could be refinanced, net of repayment and arrangement costs.

•	Seasoning: prepayment tends to be low at the start of the instrument’s life cycle (signing of the contract), and then increases and stabilizes as time passes.

•	Seasonality: prepayments usually take place on specific dates.

•	Burnout: the tendency of the speed of prepayment to decrease as the instrument’s maturity date draws closer, which includes:

•	Age: indicates lower prepayment rates.

•	Cash pooling: defines loans that have already survived various waves of interest rate falls as being more stable. In other words, when a portfolio of loans has already been through one or more cycles of downward rates and, therefore, of high prepayment levels, the “surviving” loans have a significantly lower prepayment probability.

•	Other: geographical mobility, demographic and social factors, disposable income, etc.

The set of econometric relationships intended to capture the effect of all these factors is the probability of prepayment of a loan or pool of loans and is known as the prepayment model.

Value at Risk (VaR)

The VaR for balance sheet activity and investment portfolios is calculated using the same standard as for trading portfolios: historical simulation with a confidence level of 99% and a one-day horizon. A time window of two years, or 520 daily readings, backwards in time from the VaR calculation reference date, is used.

Structural foreign currency risk/hedges of results

These activities are monitored by measuring positions, VaR and results on a daily basis.

Structural equity risk

These activities are monitored by measuring positions, VaR and results on a monthly basis.

5.3.3. Limit control system

As has been stated above for trading market risk, structural balance sheet risk limits are established, within the framework of the annual limit plan, in response to the level of the Group’s risk appetite.

The main limits are:

•	On-balance-sheet structural interest rate risk:

•	Limit on net interest margin sensitivity at one year.

•	Limit on the sensitivity of the market value of equity.

•	Structural foreign currency risk: net position in each currency (for positions hedging results).

If any of these limits or sublimits are breached, risk management officers must explain the reasons why and provide an action plan for remedying the situation.

5.4. Pension, actuarial and fiduciary risks

5.4.1 Pension risk

In managing the risk associated with the defined-benefit employee pension funds, the Group assumes the financial, market, credit and liquidity risks incurred in connection with the fund’s assets and investments and the actuarial risks arising from the fund’s liabilities, i.e. the pension obligations to its employees.

The aim pursued by the Group in pension risk control and management is primarily to identify, measure/assess, follow up and monitor, control, mitigate and report this risk. The Group’s priority, therefore, is to identify and eliminate all clusters of pension risk, irrespective of whether losses have been incurred.

Therefore, in the methodology used by Santander Group, the total losses on assets and liabilities in a stress scenario defined by changes in interest rates, discount rates, inflation, stock markets and property indices, as well as credit and operational risk, are estimated every year.

5.4.2 Actuarial risk

Actuarial risk arises from biometric changes in the life expectancy of insureds (life insurance), unexpected increases in projected indemnity payments in non-life insurance and, in any event, unexpected changes in the behavior of insurance policyholders in exercising the options envisaged in the contracts.

A distinction is made between the following actuarial risks:

•	Life liability risk: risk of loss in the value of life insurance liabilities caused by fluctuations in the risk factors affecting such liabilities:

•	Mortality/longevity risk: risk of loss due to changes in the value of liabilities as a result of changes in the estimate of the probability of death/survival of insureds.

•	Morbidity risk: risk of loss due to changes in the value of liabilities as a result of changes in the estimate of the probability of disability/incapacity of insureds

•	Surrender/lapse risk: risk of loss due to changes in the value of liabilities as a result of the early termination of the contract or changes in the policyholders’ exercise of rights with regard to surrender, extraordinary contributions and/or paid up options.

•	Expense risk: risk of loss due to changes in the value of liabilities arising from adverse variances in expected expenses.

•	Catastrophe risk: losses caused by the occurrence of catastrophic events that increase the entity’s life liabilities.

•	Non-life liability risk: risk of loss due to changes in the value of non-life insurance liabilities caused by fluctuations in the risk factors affecting such liabilities:

•	Premium risk: loss arising from the lack of sufficient premiums to cater for claims that might be made in the future.

•	Reserve risk: loss arising from the lack of sufficient reserves for claims incurred but not settled, including the expenses arising from the management of such claims.

•	Catastrophe risk: losses caused by the occurrence of catastrophic events that increase the entity’s non-life liabilities.

5.4.3 Fiduciary risk

Fiduciary risk arises from management and/or administration of products and assets for the client’s account, and also from trustee services provided for a third party. Fiduciary risk is primarily associated with investment and protection product activities linked to asset management and insurance activities.

It is the risk that is incurred as a result of services provided as trustee for a third party or as administrator of assets for the benefit of a third party, where improper management or administration of assets could result in losses for the client and the trustee could be liable for such losses, with the ensuing economic and/or reputational impact.

Fiduciary risk could also be defined as the potential loss which might arise from significant changes in the value of the portfolios managed by the trustee for third parties (settlors/beneficiaries) and the image and reputation of the trust.

In this regard, there is a relationship between fiduciary risks and conduct risk, which is the risk caused by inappropriate practices in the Bank’s dealings with its customers, the service and products offered to the customer and the suitability thereof for each customer in particular, as well as compliance and reputational risks.

The principle governing all the activities and/or businesses involving fiduciary risk is the duty to serve the client’s best interests: “Look after the clients’ money as if it were your own”. This principle makes it imperative to always act in the client’s best interest, in accordance with the client’s mandate, instructions or orders.

This principle rests on some basic pillars for managing fiduciary risk and the defense of clients’ interests:

•	Client knowledge: Risk management must be based on an appropriate knowledge, within the organization, of the needs and circumstances of the clients it serves. Knowing the client involves tailoring the product offered to clients in the asset management and insurance activities, while ensuring that it is in line with the marketing policy based on the clients’ profile.

•	Mandate compliance: The risk management process requires an analysis and control of mandates through regular mandate compliance assessments. The exposure associated with clients’ positions must be overseen under the same general principles as those used in the analysis and control of the Group’s own exposures.

•	Transparency: Clients must be provided, in an accurate and understandable fashion, with all the relevant information relating to the management of their positions, the exposures arising therefrom and the performance and returns generated by such positions.

•	Managing conflicts of interest: The interrelation between the management activity and that of other Group business units or divisions may give rise to potential or actual conflicts of interest. To avoid those situations, the Group’s standards must be adhered to at all times, always safeguarding the interests of the clients, participants, investors and/or insureds.

•	Monitoring and adapting to the regulations: for both the products and the management companies, to ensure that top-quality services are always provided and prevent regulatory risk.

Hence, the main component of fiduciary risk is associated with asset management for the account of third parties: discretionary management of investment vehicles and portfolios performed by the management and insurance companies in which the Group has an ownership interest and/or with which it has entered into retail agreements, and also with the activity performed by the Group’s private banking units, which perform discretionary portfolio management and advisory duties for clients.

The regulations require both the management companies and the companies providing investment services for third parties to always act and in all cases safeguard the clients’ interests.

This requirement is set out in the management agreement or fiduciary mandate, which stipulates the trustee’s terms of service and its relationship with clients. In order to ensure compliance with the mandate awarded by clients, risk is managed from the various vectors which may affect the portfolios and which are described below.

In order for the trustee to provide such services, at local level it must possess a legal structure subject to the requirements of its local supervisor. The trustee must also have the appropriate technical and human resources, and control and monitor risks in a risk and compliance unit that is independent from the business.

The three main vectors in fiduciary risk control are:

•	Financial, market, credit and liquidity risks incurred in connection with the investment of clients’ assets in financial products and instruments,

•	The regulatory risk relating to compliance with regulatory limits and the fiduciary risk itself, relating to compliance with the investment mandates and to the security of the investment process.

•	Importance of monitoring the end result of the investments with regard to both the fiduciary relationship with the client, who expects the best results, and competitors. Always with the aim of providing a service of the highest quality possible, without losing sight of the Group’s principles governing risk.

6. LIQUIDITY AND FUNDING RISK

6.1. Introduction to the treatment of liquidity and funding risk

Liquidity and funding management has always been a basic element of the Group’s business strategy and a fundamental cornerstone, together with capital, on which the strength of its balance sheet rests.

Liquidity became highly significant for bank management in recent years due to the stresses that arose in the financial markets in the context of a global economic crisis. This scenario emphasized the importance of banks having appropriate funding structures and strategies to ensure the continuity of their intermediation activity.

During that period of stress, the Group enjoyed an adequate liquidity position, surpassing that of its peers, which represented a competitive advantage in terms of carrying on and expanding its activity in a demanding environment.

Currently, in a more favorable scenario for liquidity, the Group continues to benefit from its proven robustness as it meets the new challenge of cost optimization amid the demanding liquidity standards required by regulations, and as it drives growth in geographical areas previously undergoing deleveraging.

This improved position achieved by the Group as a whole is based on a decentralized funding model composed of subsidiaries that are autonomous and self-sufficient in terms of liquidity. Each subsidiary is responsible for covering the liquidity needs arising from its current and future activity, either by taking deposits from its customers in its area of influence, or by resorting to the wholesale markets where it operates, subject to management and supervision procedures coordinated at Group level.

This is a funding structure that has proven to be most effective in situations of high market stress as it prevents difficulties in one area from affecting funding capacity in other areas and, therefore, the Group as a whole, which could occur if a centralized funding model were used.

In addition, at the Group this funding structure also benefits from the advantages of having a commercial banking model with a significant presence in ten markets with great potential, with the focus on retail customers and a high level of efficiency. As a result, the subsidiaries have a considerable capacity to attract stable deposits, as well as a significant issue capacity in the wholesale markets of those countries, generally in local currencies, bolstered by the strength of their franchise and their membership of a leading group.

6.2. Liquidity management framework - Monitoring and control of liquidity risk

Structural liquidity management seeks to finance the Group’s recurring business with optimal maturity and cost conditions, avoiding the need to assume undesired liquidity risks.

Liquidity management at the Group is based on the following principles:

•	Decentralized liquidity model.

•	Medium- and long-term liquidity needs arising from the business must be funded using medium- and long-term instruments.

•	High proportion of customer deposits, as a result of a commercial balance sheet.

•	Diversification of wholesale funding sources by: instrument/investor; market/currency; and maturity.

•	Restrictions on recourse to short-term wholesale financing.

•	Availability of a sufficient liquidity reserve, including a capacity for discounting at central banks, to be drawn upon in adverse situations.

•	Compliance with the regulatory liquidity requirements at Group and subsidiary level, as a new conditioning factor in management.

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

6.2.1. Organizational and governance model

Decisions relating to all structural risks, including liquidity risk, are made though local asset-liability committees (ALCOs) in coordination with the Global ALCO.

The Global ALCO is the body empowered by the Bank’s board of directors to coordinate the asset and liability management (ALM) function throughout the Group, including the management of liquidity and funding, which is carried out by the local ALCOs in accordance with the corporate ALM framework.

It is presided over by the Bank’s chair and its members are an executive deputy chairman (who, in turn, is the chairman of the executive risk committee), the CEO, the finance and risk executive vice presidents, and other executive vice presidents and heads of certain business and analysis units who perform advisory functions.

In line with governance best practice, the Group has traditionally maintained a clear division between the implementation of the financial management strategy (for which the financial management area is responsible) and its monitoring and control (which is the responsibility of the market risk area).

In recent years, this governance model has been reinforced by being integrated into a more global vision of the Group’s risks, namely the Group risk appetite framework. This framework responds to the demands from market regulators and participants, as a result of the financial crisis, for banks to strengthen their risk management and control systems.

As regards liquidity risk profile and appetite, the framework aims to reflect the Group’s business strategy in structuring the balance sheet to make it as resilient as possible to potential liquidity stress scenarios. Appetite metrics have therefore been structured to reflect the application, on an individual basis, of the principles of the Group’s management model, with specific levels for the structural funding ratio and minimum liquidity horizons under various stress scenarios.

6.2.2. Balance sheet analysis and liquidity risk measurement

Funding and liquidity decision-making is based on a thorough understanding of the Group’s current situation (environment, strategy, balance sheet and liquidity position), of the future liquidity needs of the various units and businesses (liquidity projection) and of the accessibility and situation of the funding sources in wholesale markets.

Its aim is to ensure that the Group maintains adequate liquidity levels to cover its short- and long-term requirements with stable funding sources, optimizing the impact of funding costs on the income statement.

This requires the monitoring of the balance sheet structure, the preparation of short- and medium-term liquidity projections and the establishment of basic metrics.

Simultaneously, various scenario analyses are conducted considering the additional liquidity needs that could arise if certain very severe but highly unlikely events occur. These events might have a varying effect on the various balance sheet items and/or funding sources (extent of roll-over of wholesale financing, level of run-off of deposits, impairment of liquid assets, etc.), due either to the global market conditions or to the Group’s specific situation.

The results of these balance-sheet, projection and scenario analyses provide the inputs required to prepare the Group’s various contingency plans, which, if necessary, would enable it to anticipate a broad spectrum of potential adverse situations.

All these measures are in line with the practices being promoted to strengthen the liquidity of financial institutions by the Basel Committee and the various regulators (in the European Union, the European Banking Authority). The objective is to define a framework of principles and metrics that are, in some cases, nearing implementation and, in others, at earlier stages of development.

Methodology for liquidity risk monitoring and control

The liquidity risk metrics adopted by the Group pursue the following goals:

•	To attain the highest degree of effectiveness in liquidity risk measurement and control.

•	To provide support for financial management, to which end the metrics are adapted to the manner in which the Group’s liquidity is managed.

•	To be aligned with the regulatory requirements arising from the transposition of Basel III in the European Union, in order to avoid any conflicts between limits and to facilitate management.

•	To act as an early warning system that anticipates potential risk situations by monitoring certain indicators.

•	To achieve involvement at country level. Although the metrics are developed on the basis of common, uniform concepts affecting liquidity, these have to be analyzed and adapted by each unit.

Two kinds of basic metrics are used to control liquidity risk: short term and structural. Short-term metrics include basically the liquidity gap, while structural metrics feature the net structural balance-sheet position.

Liquidity gap

The liquidity gap provides information on potential cash inflows and outflows -both contractual and those estimated using assumptions- for a given period. Liquidity gap analyses are prepared for each of the main entities and for each of the currencies in which the Group operates.

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

Consequently, as this analysis has to be performed on an individual basis for each subsidiary, for the purpose of their autonomous management, a consolidated view of the Group’s liquidity gaps is of very limited use for the management and understanding of liquidity risk.

Net structural position

The purpose of this metric is to determine the reasonableness of the balance-sheet funding structure. The Group’s aim is to ensure that its structural needs (lending, non-current assets, etc.) are satisfied by means of an appropriate combination of wholesale funding sources and a stable retail customer base, as well as capital and other non-current liabilities.

Each unit prepares its liquidity balance sheet based on the nature of its business and compares its liquidity needs with the various funding sources available to it. The essential factors taken into account in determining this metric are the degree of recurrence of the business to be financed, the stability of the funding sources and the readiness with which assets can be converted into cash.

In practice, each subsidiary prepares its own liquidity balance sheet (different from the balance sheet for accounting purposes) by classifying the various asset, liability and off-balance-sheet items on the basis of their nature in terms of liquidity. Thus, the funding structure of each subsidiary is determined, which must at all times conform to a fundamental premise: namely that the core businesses must be financed with stable funds and medium- and long-term financing. The combination of these measures guarantees the robustness of the Group’s financial structure and the sustainability of its business plans.

At the end of 2014, the Group had a structural liquidity surplus of EUR 153,000 million, comprising debt securities (EUR 151,000 million), equity instruments (EUR 14,000 million) and net loans and advances to credit institutions and central banks (EUR 9,000 million), offset by short-term wholesale funding (EUR 21,000 million).

Accordingly, the average structural liquidity surplus amounted to EUR 158,000 million.

Scenario analysis

The Group supplements the aforementioned metrics by developing a series of stress scenarios.

Its main objective is to identify the critical factors in potential crises and, at the same time, to define the most appropriate management measures to address each of the situations assessed.

In their liquidity analyses the units generally consider three different scenarios: idiosyncratic, local systemic and global systemic. These scenarios constitute the minimum standard analysis established for all Group units to be reported to senior management. Also, each unit develops ad-hoc scenarios which replicate major historical crises or the liquidity risks specific to its particular environment.

The definition of scenarios and calculation of metrics under each scenario is directly related to the definition and execution of the liquidity contingency plan, which is the responsibility of financial management.

At the end of 2014, in the event of a potential systemic crisis the Group would have an adequate liquidity position.

6.2.3. Management tailored to business needs

The Group performs its liquidity management at subsidiary and/or business unit level in order to finance its recurring activities with the appropriate terms and prices.

In practice, the liquidity management at these units consists of:

•	Preparation of a liquidity plan each year on the basis of the funding needs arising from the budgets of each business and the methodology described above. Based on these liquidity requirements and taking into account certain prudential limits on the raising of funds in the short-term markets, the financial management area establishes an issue and securitization plan for the year at subsidiary/global business level.

•	Year-round monitoring of the actual changes in the balance sheet and in the funding requirements of the subsidiaries/businesses, which results in the relevant updates of the plan.

•	Monitoring and management of the units’ compliance with the regulatory ratios, and oversight of the level of committed assets in each unit’s funding, from a structural standpoint and with regard to the component with the shortest term.

•	Continuous active presence in a wide range of wholesale funding markets, enabling the Group to maintain an adequate issue structure that is diversified in terms of product type and has a conservative average maturity.

The effectiveness of this management effort at Group level is based on the fact that it is implemented at all subsidiaries. Specifically, each subsidiary budgets the liquidity requirements resulting from its intermediation activity and assesses its own ability to raise funds in the wholesale markets so that, in ongoing coordination with the Group, it can establish an issue and securitization plan.

Traditionally, the Group’s main subsidiaries have been self-sufficient in terms of their structural funding. The exception is Santander Consumer Finance (SCF) which, because it specializes in consumer financing mainly through dealer/retailer recommendations, requires the financial support of other Group units, especially the Parent.

6.3. Funding strategy and evolution of liquidity in 2014

6.3.1. Funding strategy

In the last few years the Group’s funding activity has achieved its goal of obtaining sufficient funds for the Group’s recurring business in a more demanding environment. At its peak, during the global economic and financial crisis, the Group had to manage sharp increases in risk. As a result, liquidity levels were very low over certain terms and the related costs were very high. Following the interventions by the central banks of the major economies, these market conditions eased significantly throughout 2013 and even more so in 2014.

This sound performance by the Group was underpinned by the extension of the management model to all Group subsidiaries, including recent acquisitions, and, above all, by the adaptation of the subsidiaries’ strategies to the growing demands of both markets and regulators. These demands were not uniform across the markets and reached far higher levels of difficulty and pressure in certain areas, such as the peripheral regions of Europe.

In any case, it is possible to identify a series of general trends in the policies implemented by Group’s subsidiaries in their funding and liquidity management strategies since the beginning of the crisis, namely:

•	Strong generation of liquidity from the commercial business due to the lower growth of credit and greater emphasis on attracting customer funds.

•	Maintenance of adequate, stable medium- and long-term wholesale funding levels at Group level. At 2014 year-end, this funding represented 21% of the liquidity balance sheet, a similar level to that of recent years but well below that of 2008 year-end when wholesale funding, which was more abundant and less expensive, had not yet suffered the pressures of the crisis. Following the tightening of conditions on the wholesale markets, the Group’s decentralized subsidiaries model, with proprietary issue and rating programs, contributed to maintaining the Group’s high-level participation in the developed wholesale markets, even in the most demanding periods, such as the two-year period encompassing 2011 and 2012.

•	Holding a sufficient volume of assets eligible for discount at central banks as part of the liquidity reserve to cater for episodes of stress on wholesale markets. In particular, in recent years the Group has significantly raised its total discount capacity, which currently stands at around EUR 170,000 million.

Thanks to all these market and business developments, based on a sound liquidity management model, the Group currently enjoys a very robust funding structure, the main features of which are as follows:

•	High proportion of customer deposits in a predominantly commercial balance sheet. Customer deposits are the Group’s major source of funding. These deposits represent around two thirds of the Group’s net liabilities (i.e. of the liquidity balance sheet) and at the end of 2014 they accounted for 88% of net loans.

•	Diversified wholesale funding, primarily at medium and long term, with a very small proportion maturing in the short term. Medium- and long-term wholesale funding represents 21% of the Group’s net liabilities and enables it to comfortably cater for the net loans not financed with customer deposits (commercial gap). This funding is well-balanced by instrument (approximately 1/3 senior debt, 1/3 securitizations and secured, structured loans, 1/4 cédula-type covered bonds, with the remainder consisting of preference shares and subordinated debt) and by market: the markets with a greater proportion of issues are the ones where investment activity is higher.

6.3.2. Evolution of liquidity in 2014

At the end of 2014, in comparison with 2013, the Group reported:

•	A stable ratio of loans to net assets (total assets less trading derivatives and interbank balances) at 74% due to the improvement in lending following the end of deleveraging in mature markets.

•	A slight increase in the loan-to-deposit (LTD) ratio, to 113% (112% in 2013), within very comfortable levels (lower than 120%). The trend in this ratio reflects the recovery of credit in mature markets, both organic and inorganic, and the increased focus on optimizing the cost of retail deposits in countries with low interest rates.

•	A slight decline in the ratio of customer deposits plus medium- and long-term funding to loans, for similar reasons to the trend in the LTD ratio, since the increase in the wholesale funds raised at the Group is also lower than that of loans. This ratio stood at 116%.

•	There was a continuing limited recourse to short-term wholesale funds at the Group. The ratio of this funding, at around 2%, was in line with previous years.

Lastly, the Group’s structural surplus (i.e. the excess of structural funding resources -deposits, medium- and long-term funding, and capital- over structural liquidity requirements -non-current assets and loans-) continued to rise in 2014. At December 31, 2014, the structural surplus stood at EUR 153,000 million on a consolidated basis.

Asset encumbrance

It is important to note the Group’s moderate use of assets as security for structural balance-sheet funding sources. Following the guidelines laid down by the European Banking Authority (EBA) in 2014, the concept of asset encumbrance includes both on-balance-sheet assets provided as security in transactions to obtain liquidity and off-balance-sheet assets that have been received and re-used for the same purpose, as well as other assets associated with liabilities for reasons other than funding.

The reporting of the Group information at 2014 year-end required by the EBA is as follows:

On-balance-sheet encumbered assets

Thousands of millions of euros	Carrying amount of encumbered assets	Carrying amount of non- encumbered assets
Assets	296.0	970.3
Loans and advances	186.3	692.1
Equity instruments	7.4	11.4
Debt instruments	84.2	92.2
Other assets	18.1	174.6

Encumbrance of collateral received

Thousands of millions of euros	Fair value of encumbered collateral received or own debt securities issued	Fair value of collateral received or own debt securities issued available for encumbrance
Collateral received	57.5	37.4
Loans and advances	1.6	0.3
Equity instruments	1.8	0.6
Debt instruments	54.2	31.4
Other collateral received	—	5.3
Own debt securities issued other than own covered bonds or ABSs	—	—

Encumbered assets and collateral received and matching liabilities

Thousands of millions of euros	Matching liabilities, contingent liabilities or securities lent	Assets, collateral received and own debt securities issued other than covered bonds and ABSs encumbered
Total sources of encumbrance (carrying amount)	291.7	353.5

On-balance-sheet encumbered assets amounted to EUR 296 thousand million, almost two-thirds of which are loans (mortgage loans, corporate loans, etc.). For their part, off-balance-sheet encumbered assets amounted to EUR 57.5 thousand million, relating mostly to debt securities received as security in asset purchase transactions and re-used. Taken together, these two categories represent a total of EUR 353.5 billion of encumbered assets, which give rise to EUR 291.7 billion of associated liabilities.

At 2014 year-end, total assets encumbered in funding transactions represented 26% of the Group’s expanded balance sheet under EBA standards (total assets plus collateral received: EUR 1,361 thousand million at December 2014).

Within these encumbered assets, a distinction should be made between the different sources of encumbrance and the role they play in the Group’s funding:

•	50% of total encumbered assets relate to security provided in medium- and long-term financing transactions (with average maturity of more than two years) to fund the commercial balance-sheet activity. This places the level of “structural” asset encumbrance at 13% of the expanded balance sheet under EBA standards.

•	The other 50% relate to transactions in the short-term market (with average maturity of less than three months) or to security provided in derivative transactions whose purpose is not to fund the ordinary business activity but rather to ensure efficient short-term liquidity management.

7. OPERATIONAL RISK

7.1. Definition and objectives

The Group defines operational risk (OR) as “the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events”.

Operational risk is inherent in all products, activities, processes and systems, and is generated in all the business and support areas. Accordingly, all the employees are responsible for managing and controlling the operational risks generated in their area of activity.

The aim pursued by the Group in operational risk control and management is primarily to identify, measure/assess, monitor, control, mitigate and report on this risk.

The Group’s priority, therefore, is to identify and mitigate any clusters of operational risk, irrespective of whether losses have been incurred. Measurement of this risk also contributes to the establishment of priorities in operational risk management.

For the purpose of calculating regulatory capital for operational risk, the Group has been applying the Standardized Approach provided for under Basel II standards. However, in 2014 the Group embarked on a project to shift to Advanced Measurement Approaches (AMA), for which it has already satisfied the majority of the regulatory requirements. In any event, it should be noted that the priority in operational risk management continues to be focused on mitigation.

7.2. Operational risk management and control model

7.2.1. Operational risk management cycle

The operational risk management and control model includes the following phases:

•	Identification of the operational risk inherent in all the Group’s activities, products, processes and systems.

•	Definition of the target operational risk profile, specifying the strategies by unit and time horizon, through the establishment of the operational risk appetite and tolerance, the budget and the related monitoring.

•	Encouragement of the involvement of all employees in the operational risk culture, through appropriate training for all areas and levels of the organization.

•	Objective and continued measurement and assessment of operational risk, consistent with the industry and regulatory standards (Basel, Bank of Spain, etc.).

•	Continuous monitoring of operational risk exposures, implementation of control procedures, improvement of internal awareness and mitigation of losses.

•	Establishment of mitigation measures to eliminate or minimize operational risk.

•	Generation of periodic reports on the exposure to operational risk and its level of control for senior management and the Group’s areas/units, and reporting to the market and the regulatory authorities.

•	Definition and implementation of the methodology required for calculating capital in terms of expected and unexpected loss.

The following is required for each of the key processes indicated above:

•	Definition and implementation of systems enabling the Group to monitor and control operational risk exposures. These systems must be integrated into the Group’s daily management, using the current technology and maximizing the automation of applications.

•	Definition and documentation of operational risk management and control policies and implementation of the related methodologies and tools consistent with current regulations and best practices.

The operational risk management and control model implemented by the Group provides the following benefits:

•	It encourages the development of an operational risk culture.

•	Integrated and effective management of operational risk (identification, measurement/assessment, control/mitigation and reporting).

•	Improved knowledge of actual and potential operational risks and better assignment to business and support lines.

•	The information on operational risk helps improve processes and controls and reduce losses and income volatility.

•	Setting of limits for operational risk appetite.

7.2.2. Risk identification, measurement and assessment model

In order to identify, measure and assess operational risk, the Group defined a set of quantitative and qualitative corporate techniques/tools that are combined to perform a diagnosis based on the identified risks and obtain a valuation through the measurement/assessment of the area/unit.

The quantitative analysis of this risk is carried out mainly using tools that record and quantify the level of losses associated with operational risk events.

The tools defined for the qualitative analysis aim to assess aspects (coverage/exposure) linked to the risk profile, thereby making it possible to capture the control environment in place.

7.3. Mitigation measures

The Group has an inventory of mitigation measures established in response to the main sources of risk. They were identified through the analysis of the tools applied for managing operational risk, and from the organizational and development model, as well as from the preventive implementation of operational and technology risk management and control policies and procedures.

The most significant mitigation measures center on improving security for customers in their ordinary transactions, and continuous improvement of processes, technology and management to ensure that products are sold and services are provided appropriately.

In addition, with regard to measures relating to customer-, product- and business-related practices, the Group establishes corporate policies for marketing products and services.

Anti-cyber-risk measures

2014 provided confirmation of the upward trend in the number and impact of incidents relating to cybersecurity, which affect all types of companies and institutions, including those in the financial sector. This situation, which is generating concern among entities and regulators, is encouraging the adoption of preventive measures in order to be prepared for attacks of this nature. The implementation of the cybersecurity strategy at the various Group entities gave rise to various initiatives and lines of action, such as:

•	Assessment of each entity’s situation with respect to the internal reference model in order to identify possibilities for improvement and to prioritise points of action with regard to cyber risks.

•	Strengthening of the technological solutions and services aimed at detecting and preventing cyber attacks and information leaks, and the recording, correlation and management of security events.

•	Improvement of the security monitoring services and extension of their scope.

•	Participation in the cyber exercises promoted by the Spanish Cybersecurity Institute (INCIBE) aimed at evaluating the response by companies to this type of incident.

•	Cooperation with international forums with the objective of identifying best practices and sharing information about threats.

7.4. Business continuity plan

The Group has a business continuity management system to ensure the continuity of the business processes of its entities in the event of a disaster or serious incident.

This basic objective consists of the following:

•	Minimizing possible injury to persons, as well as adverse financial and business impacts for the Group, due to an interruption of normal business operations.

•	Reducing the operational effects of a disaster by supplying a series of pre-defined, flexible guidelines and procedures to be employed in order to resume and recover processes.

•	Resuming time-sensitive business operations and associated support functions, in order to achieve business continuity, stable earnings and planned growth.

•	Re-establishing the time-sensitive technology and transaction-support operations of the business if existing technologies are not operational.

•	Protecting the public image of, and confidence in, the Group.

•	Meeting the Group’s obligations to its employees, customers, shareholders and other third-party stakeholders.

In 2014 the Group continued to make progress in the implementation and continuous improvement of its business continuity management system. It placed particular emphasis on tightening controls for monitoring the continuity plans of the suppliers that provide services deemed essential for the Bank.

7.5. Other matters relating to operational risk control and monitoring

Analysis and monitoring of controls in market operations

In view of the specific features and complexity of financial markets, the Group continually improves the operational control procedures in order to remain in line with new regulations and best market practices. Therefore, in 2014, the control model for this business continued to be improved, with particular emphasis on the following points:

•	Analysis of the individual operations of each treasury operator to detect any possible anomalous conduct.

•	Implementation of a new tool enabling compliance with the new requirements regarding transaction recording and eavesdropping control.

•	Tightening of controls on cancellations of amendments to transactions.

•	Reinforcement of controls on contributions of prices to market indices.

•	Development of additional controls for operational detection and prevention.

•	Development of additional controls of accesses to front-office record keeping systems.

The business is also undergoing a global transformation, combined with the modernization of the technology platforms and operating processes involving a robust control model that enables the operational risk associated with this activity to be reduced.

Corporate information

The operational risk function has an operational risk management information system that provides data on the Group’s main risk elements. The information available from each country/unit in the operational risk sphere is consolidated to obtain a global view with the following features:

•	Two levels of information: one corporate, with consolidated information, and the other individualized for each country/unit.

•	Dissemination of the best practices among the countries/units of the Group, obtained from the combined study of the results of qualitative and quantitative analyses of operational risk.

More specifically, information is prepared on the following aspects:

•	The operational risk management model in place at the Group and its main units and geographical areas.

•	The scope of operational risk management.

•	Monitoring of appetite metrics.

•	Analysis of the internal event database and of significant external events.

•	Analysis of the most significant risks, detected using various sources of information, such as the internal operational and technology risk assessment exercises.

•	Evaluation and analysis of risk indicators.

•	Mitigating measures/active management.

•	Business continuity plans and contingency plans.

This information acts as the basis for meeting reporting requirements to the executive risk committee, the risk supervision, regulation and compliance committee, the operational risk committee, senior management, regulators, rating agencies, etc.

The role of insurance in operational risk management

The Group considers insurance as a key factor in operational risk management. In 2014 common guidelines were established for coordinating the various functions involved in the management cycle for operational risk-mitigating insurance, mainly the areas of proprietary insurance and operational risk control, but also the various front-line risk management areas.

8. COMPLIANCE, CONDUCT AND REPUTATIONAL RISK

8.1. Definitions and objective

Compliance risk is the risk of receiving penalties, even of a financial nature, or of being subject to other types of disciplinary measures by the supervisors as a result of failing to comply with laws, regulations, standards, the organization’s self-regulatory standards or codes of conduct applicable to the activity carried on.

Conduct risk is the risk caused by inappropriate practices in the Bank’s dealings with its customers, the treatment and products offered to them and the adequacy thereof for each particular customer.

Reputational risk is defined as the risk of damage to the perception of the Bank held by public opinion, the Bank’s customers, investors or any other interested party.

The Group’s objective regarding compliance and conduct risk is: (i) to minimize the probability of irregularities arising; and (ii) to identify, report and swiftly resolve any irregularities that might possibly arise. As for reputational risk, bearing in mind the diversity of sources from which it can arise, management efforts are aimed at identifying and controlling this risk so that the probability of its occurring is reduced and its possible impact is mitigated.

8.2. Corporate governance and organizational model

It is the responsibility of the Bank’s board of directors, as part of its supervisory function, to approve the Group’s general risk policy. In the corporate compliance, conduct and reputational risk area, the board is in charge of the Group’s general code of conduct, the governance frameworks on the prevention of money laundering and terrorist financing, and the marketing of products and services.

The compliance function reports to the board of directors: (i) on an ongoing basis, directly through an executive deputy chairman of the board who supervises the Group’s compliance function; and (ii) through the monthly report submitted to the risk supervision, regulation and compliance committee. This committee supports and advises the board in the Group’s relationship with the supervisors and regulators of the various countries in which it is present, as well as in the supervision of internal codes and regulations.

At its meeting on January 16, 2015, the board of directors resolved to appoint an executive deputy chairman of the board, to whom the compliance function will report, in accordance with regulatory recommendations on corporate governance.

In addition, in order to bolster the importance of the compliance function, at its meeting on February 2, 2015 the executive committee resolved to appoint an executive vice president as chief compliance officer.

The corporate committees for regulatory compliance, analysis and resolution and marketing (the last two specialize in their respective subjects: the prevention of money laundering and the marketing of products and services) are collective bodies with basic competencies in this matter which have a global scope (all geographical areas, all businesses) and are replicated at local level.

The risk unit monitors the compliance risk control framework both from the integrated risk control and internal risk validation area (CIVIR), in the exercise of its functions to support the executive risk committee, and from the non-financial risk control area created in 2013.

The organizational model revolves around the corporate compliance and reputational risk area, which is entrusted with managing the Group’s compliance, conduct and reputational risks. Within this area are the corporate regulatory compliance risk management office, the corporate conduct risk management office and the corporate financial intelligence unit (UCIF), which is responsible for the prevention of money laundering and terrorist financing. This structure is replicated at local level and also in the global businesses, and the appropriate functional reporting channels to the corporate area have been established.

8.3. Risk appetite model and regulatory risk assessment exercise

The Group’s risk appetite model applicable to compliance and conduct risk is characterized by the following three elements:

•	It is based on an express declaration of zero appetite for compliance and conduct risk.

•	The objective of the management performed by the Group is to minimize the incidence of compliance and conduct risk. Accordingly, systematic monitoring is performed using the compliance and conduct risk indicator resulting from the assessment matrices prepared for each country.

•	Quarterly monitoring of the level of risk is performed on a country-by-country basis.

Data of the communications received from the various supervisors each month is fed into the assessment matrix. Each of these communications is allocated a score depending on the risk they represent in terms of: (i) costs due to fines; (ii) process reorganization costs; and (iii) the impact on the brand and reputational risk. These assessments complement the ratings assigned by internal audit with respect to compliance. Each local unit is allocated a weighting based on its attributable profit and volume of assets, which can be used to obtain an overall score for the Group.

The corporate compliance area carried out a regulatory risk assessment exercise in 2014 focusing on the Group’s main countries. This exercise, which centered on the identification of the regulatory obligations affecting the Group’s units, was based on a risk assessment of each obligation, which is conducted in two stages: the first, in relation to “inherent risk”, which stems from the activity relating to the business, and the second, in relation to residual risk, after taking the effect of the controls into consideration.

This regulatory risk assessment exercise is expected to complement the risk appetite model by contributing new metrics to it.

8.4. Risk management model

The main responsibility for compliance, conduct and reputational risk management is shared by the compliance and reputational risk function and the various business and support units that conduct the activities giving rise to risk. The responsibility for fostering the development of standard policies across the entire Group, for establishing controls and monitoring and checking that they are applied, and for reporting incidents lies with the compliance and reputational risk function, which is also responsible for advising senior management on these matters and for fostering a culture of compliance, all as part of an annual program whose effectiveness is periodically evaluated.

The compliance function directly manages the basic components of these risks (money laundering, codes of conduct, product marketing, etc.) and ensures that the other components are duly addressed by the corresponding Group unit (responsible financing, data protection, customer claims, etc.), for which purpose it has established the appropriate control and verification systems.

The integrated risk control and internal risk validation area (CIVIR) ensures that the risk management model is properly executed. Also, as part of its functions, internal audit performs the tests and reviews required to check that the standards and procedures established at the Group are being complied with.

The central plank of the Group’s compliance program is the general code of conduct. This code contains the ethical principles and standards of conduct that must guide the actions of all the Group employees and is complemented in certain matters by the standards contained in the industry-specific codes and manuals10.

Also, the code establishes: i) the functions and responsibilities regarding compliance by the Group’s relevant governing bodies and divisions; ii) the standards regulating the consequences of the failure to comply; and iii) a channel for reporting and processing notifications of allegedly irregular actions.

It is the role of the corporate compliance office, under the supervision of the risk supervision, regulation and compliance committee and the regulatory compliance committee, to ensure the effective implementation and monitoring of the general code of conduct.

The regulatory compliance committee has authority on all matters relating to the compliance function, without prejudice to the matters assigned to the two specialist bodies in this area (the corporate marketing committee with regard to the marketing of products and services, and the analysis and resolution committee with regard to the prevention of money laundering and terrorist financing). The regulatory compliance committee is composed of representatives from the general secretary’s division, risk, human resources, organization and costs, technology and operations, internal audit, financial management and public policy.

The Group’s compliance department has been entrusted with the following compliance, conduct and reputational risk management functions:

•	Implementing the Group’s general code of conduct and other industry-specific codes and manuals.

•	Supervising the training activities on the compliance program conducted by the human resources area.

•	Directing any investigations into possible breaches, with help from internal audit, and proposing the appropriate penalties to the related committee.

[10]	The industry-specific codes and manuals include the prevention of money laundering and terrorist financing manual, the code of conduct in securities markets, the procedures manual for the sale of financial products, the analysis code of conduct, the research policy manual, the use of information and communications technology conduct manual, the property management conduct manual, the purchasing management conduct manual, etc., in addition to the notes and circulars implementing specific points of these codes and manuals, including, in particular, the corporate circular on the corporate programme for the prevention of corruption.

•	Cooperating with internal audit in the periodic reviews that it carries out on compliance with the general code of conduct and with the industry-specific codes and manuals, without prejudice to the periodic reviews of matters of regulatory compliance which are conducted by the compliance department directly.

•	Receiving and handling the complaints made by employees through the whistleblowing facility.

•	Advising on the resolution of doubts arising from the application of the codes and manuals.

•	Preparing an annual report on the application of the compliance program for submission to the risk supervision, regulation and compliance committee.

•	Regularly reporting to the risk supervision, regulation and compliance committee and the board of directors on the implementation of the compliance policy and the compliance program.

•	Assessing, every year, the changes that it might be appropriate to make to the compliance program, particularly in the event of detecting unregulated risk areas and improvable procedures, and proposing such changes to the risk supervision, regulation and compliance committee.

As regards the industry-specific codes and manuals, the focus of the compliance program is on the following operational spheres, inter alia:

Prevention of money laundering and terrorist financing

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

The corporate policy and the standards implementing it must obligatorily be complied with at all Group units worldwide. In this regard, units should be taken to be all the banks, subsidiaries, departments or branches of the Bank, both in Spain and abroad, which, in accordance with their legal status, must be subject to the regulations on the prevention of money laundering and terrorist financing.

Governance and organization

The organization of the prevention of money laundering and terrorist financing function at Santander Group lies with the following bodies: (i) the board of directors, (ii) the Group’s analysis and resolution committee (CAR), (iii) the corporate financial intelligence unit (UCIF), (iv) local CARs, (v) local prevention of money laundering and terrorist financing (PML/TF) units and (vi) heads of prevention at various levels.

The board of directors approves the internal governance framework for the prevention of money laundering and terrorist financing.

The Group’s CAR is a collective body with a corporate scope. It is composed of representatives of the following divisions: risk, internal audit, commercial banking, global wholesale banking, human resources, organization and costs, technology and operations, the controller’s unit and management control, consumer finance and the general secretary’s division. It defines the general policies and objectives, and formulates the policy rules for the Group’s various bodies and entities with regard to prevention and the related coordination.

As a result of the separation of the local area in Spain from the corporate area, a local CAR was created for Spain in 2014. Previously part of the corporate CAR, it is now distinct from it and assumes the functions of an internal PML/TF control body with a local remit.

The corporate financial intelligence unit (UCIF) directs, supervises and coordinates the systems for the prevention of money laundering and terrorist financing of the Group’s subsidiaries, branches and business areas. This requires the adoption of programs, measures and improvements where necessary.

The local CARs are the internal control bodies designated for the prevention of money laundering and terrorist financing with a local remit. They are composed of representatives of the departments most directly involved in these matters.

The local prevention of money laundering units (UPBCs) are the technical units responsible for directing and coordinating the systems and procedures for the prevention of money laundering and terrorist financing in the countries where the Group has a presence, for investigating and reporting suspect transactions and for fulfilling the reporting requirements to the related authorities.

Also, there are persons responsible for the prevention of money laundering and terrorist financing at four different levels: area, unit, branch and account. Their mission in each case is to support the UCIF and the local UPBCs from a position of proximity to customers and operations.

At consolidated level, a total of 885 professionals perform the prevention of money laundering and terrorist financing function at the Group (85% on a full-time basis) at 149 units established in 35 countries.

The Group has established corporate systems at all its units and business areas based on decentralized computer software which makes it possible to present directly to the account branches or the relationship managers the transactions and customers which need to be analyzed because of their risk. These tools are supplemented by others that are used centrally by the teams of analysts in the prevention units and, based on certain risk profiles and changes in certain customer operational behavior patterns, they enable transactions that might be linked to money laundering or terrorist financing to be analyzed, identified on a preventative basis and monitored.

The Bank is a founder member, along with ten other large international banks, of the Wolfsberg Group. The Wolfsberg Group’s objective is to establish international standards to increase the effectiveness of programs to combat money laundering and terrorist financing in the financial community. Various initiatives have been developed which have addressed, inter alia, issues such as the prevention of money laundering in private banking and correspondent banking, and the financing of terrorism. The regulatory authorities and experts in this area consider that the Wolfsberg Group and the principles and guidelines set by it represent an important step in the fight against money laundering, corruption, terrorism and other serious crimes.

Marketing of products and services

Policies

The Group manages the risk that may arise from an inadequate sale of products or an improper provision of services by the Group in accordance with the corporate framework for the marketing of products and services.

The purpose of this corporate framework is to establish a standard system for the marketing of products and services at the Group, in order to minimize the Group’s exposure to risks in all the phases of marketing (approval, pre-sale, sale and follow-up).

In order to adapt the framework to the Bank and to the Group’s subsidiaries, it is adopted by the respective boards of directors, and made binding and adapted where necessary to ensure compliance with the applicable local regulatory requirements.

Governance and organization

The organizational structure for managing the risk that might arise from the incorrect selling of products or services is based, at both corporate and local level, on the marketing committees, the monitoring committees and at the conduct risk management offices.

The corporate marketing committee (CCC) is the Group’s highest decision-making body regarding the approval of products and services. It is composed of representatives of the following divisions: risk, financial management, technology and operations, the general secretary’s division, the controller’s unit and management control, internal audit, commercial banking and global wholesale banking.

The CCC assesses the suitability of the product or service for the environment in which it is to be marketed, placing particular emphasis on ensuring that:

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

Also, the local marketing committees (CLCs) approve new products and channel the related validation proposals to the CCC.

In their respective approval processes the marketing committees’ actions are guided by a risk-based approach, from the view point of both the Bank and the customer.

The corporate monitoring committee (CCS) is the Group’s decision-making body regarding the monitoring of products and services. It is composed of representatives from the following divisions: internal audit, the general secretary’s division, risk, and the business areas concerned (with the ongoing representation of commercial banking). It meets weekly, and considers and resolves specific issues relating to the selling of products and services at all the Group’s units.

The purpose of the corporate conduct risk management office (OCGRC) is to provide the relevant governing bodies with the information required to enable them: (i) to conduct an appropriate analysis of risk in the validation phase, with a twofold focus: impact on the Bank and impact on the customer; and (ii) to monitor products over their life cycle.

At local level conduct risk management offices have been established, which are responsible, inter alia, for promoting a corporate culture of correct marketing practices and ensuring that products are approved and monitored in the respective local spheres in keeping with the corporate framework.

Conduct in securities markets

Policy

This is set by the code of conduct in the securities markets (CCMV), complemented, inter alia, by the code of conduct for analysis activities, the research policy manual and the procedure for detecting, analyzing and communicating transactions suspected of market abuse.

Governance and organization

The organization is centered on the corporate compliance office and local and subsidiaries’ compliance divisions.

The Group’s compliance department performs the following main functions in relation to the rules of conduct in securities markets:

•	Registering and controlling sensitive information that is known by and/or generated at the Group.

•	Keeping lists of the securities affected and the initiated persons, and monitoring transactions with these securities.

•	Monitoring transactions with restricted securities depending on the type of activity, portfolios or groups to which the restriction applies.

•	Receiving and attending to notifications of, and requests for, authorization of transactions for own account.

•	Controlling transactions for own account of the persons subject to compliance with the code of conduct.

•	Managing breaches of the CCMV.

•	Resolving any issues raised concerning the CCMV.

•	Recording and resolving conflicts of interest and the situations that might give rise to them.

•	Assessing and managing any conflicts that might arise in the analysis activity.

•	Maintaining the files required to control compliance with the obligations established in the CCMV.

•	Developing ordinary contact with the regulators.

•	Organizing training and, in general, performing the actions required to apply the CCMV.

•	Analyzing actions that might be suspected of constituting market abuse and, where appropriate, reporting them to the supervisors.

Criminal risk prevention

The Group’s compliance department has also been entrusted with the management of the criminal risk prevention model, which resulted from the entry into force of Organic Law 5/2010, which made legal entities criminally responsible for crimes committed on their account or for their benefit by directors or representatives or employees as a result of a lack of control.

In 2014 the Group obtained AENOR certification for the risk management system for crime prevention, of which the whistleblowing channel is a key component.

There are 26 whistleblowing channels in place at the Group. In 2014 complaints were made through six of them, in Germany, Brazil, the US, the UK, Poland and Spain.

In 2014, the total number of complaints received through all channels was over 400. They were processed in accordance with the Group’s internal procedures. The most common grounds for the complaints were employees’ failure to comply with the internal regulations, through either inappropriate behavior or non-observance of the Group’s policies or procedures.

Relationships with supervisors and dissemination of information to the markets

The compliance department is responsible for responding to the information requirements of the regulatory and supervisory bodies, both in Spain and in other countries where the Group operates, monitoring implementation of the measures arising from the reports or inspections conducted by these bodies and supervising the way in which the Group disseminates institutional information in the markets, transparently and in accordance with the regulators’ requirements. The risk supervision, regulation and compliance committee (prior to its creation in June 2014: the audit committee) is informed of the main issues at each of its meetings.

In 2014 the Bank published 90 significant events, which may be consulted on the Group’s website and on that of the CNMV.

9. MODEL RISK

The use of models in risk management gives rise to model risk, i.e. the risk of losses arising from decisions based mainly on the results of models, due to errors in the definition, application or use of such models.

This risk occurs both in operational risk (the risk associated with errors in the data, construction, implementation and use of the model) and implicitly in the risk associated with the activity that it supports (in credit, market or other risk, due to the inadequate data, construction or use of the model).

As a result of the extension of the use of models to a wide range of activities, it is necessary to establish a series of actions and controls over the life cycle of these models in order to identify and minimize the associated risks.

Model risk can be mitigated through an appropriate control and management environment, i.e. through a series of controls over the life cycle of the model. The cycle encompasses all stages of the model, from the definition of the standards to be used in its development to the periodic monitoring of the model and its expiry.

The planning stage is particularly significant since this is when the development and management priorities are defined. When plans are prepared, the needs to be covered are identified and the materiality of the risk involved is assessed.

The extraction and validation of the information, and the development of the model are two other fundamental stages. In the case of development, control points must be established in order to check, inter alia, that the data used are suitable, that the objectives match the requested results, that the model was constructed in accordance with the set guidelines, or that the implementation is viable prior to formal roll-out of the model, which will occur after it has been formally approved.

There must be a validation process in place that is carried out by a function that is independent from that of the model developer, in order to control the risk associated with the development of models. The scope of the validation will depend on the type of model, the materiality and the type of development involved.

Lastly, all developments, whether a new model, a modification of an existing one or a new use for a model already being used, must be reviewed and approved based on its materiality by the relevant governing body. This process represents the recognition by the intervening parties that they are familiar with, and aware of, all the risks associated with the use of the model, of the various assumptions used in its construction, and of the existing limitations in its various intended uses.

Once implemented, the models will be supervised regularly to check that they are being used for the purpose for which they were approved and that they continue to work as expected.

10. CAPITAL MANAGEMENT AND CONTROL OF CAPITAL RISK

Capital management at the Group, which is carried out on an integrated basis in order to ensure the Group’s capital adequacy, meet regulatory requirements and maximize return on capital, is determined by the strategic objectives and the risk appetite set by the board of directors. With this objective in mind, a series of policies have been defined that shape the Group’s capital management approach:

•	To establish adequate capital planning to enable the Group to cater for current requirements and to provide the capital required to cover the needs of the business plans, regulatory requirements, and the associated short- and medium-term risks, while maintaining the risk profile approved by the board.

•	To ensure that, in stress scenarios, the Group and its companies maintain sufficient capital to cover their needs arising from the increase in risks caused by the deterioration in macroeconomic conditions.

•	To optimize the use of capital through an appropriate allocation of capital among the businesses based on the relative return on regulatory and economic capital, taking into consideration the risk appetite, their growth and the strategic objectives.

The Group defines capital risk as the risk that the Group or one of its companies may have an insufficient amount and/or quality of capital to meet its stakeholders’ expectations and its strategic planning guidelines. The objectives in this connection include most notably:

•	To meet the internal capital and capital adequacy targets

•	To meet the regulatory requirements

•	To align the Bank’s strategic plan with the capital expectations of external agents (rating agencies, shareholders and investors, customers, supervisors, etc.).

•	Support the growth of the businesses and any strategic opportunities that may arise.

Capital adequacy position

The Group has a sound capital adequacy position that surpasses the levels required by regulations. In 2014 the Group continued to bolster its main capital ratios in response to the difficult economic and financial environment and the new regulatory demands.

On January 9, 2015, the Bank completed a capital increase of EUR 7,500 million. With this increase, the Bank has met its main objective of being able to sustain the organic growth of the business, by increasing credit and the market share in the main markets in which the Group operates.

Leverage ratio requirements

The new CRD IV regulations introduce a new leverage ratio that is not sensitive to the entities’ risk profile. It is calculated as the ratio of Tier 1 capital to exposure.

This exposure is calculated as the sum of total assets per books plus off-balance-sheet items (mainly guarantees, unused credit limits granted and documentary credits). Certain technical adjustments are made to this sum, such as by replacing the asset value of derivatives and securities financing transactions with the EAD considered for the calculation of risk-weighted assets and by eliminating the value of assets considered as deductions from Tier 1 capital. Additionally, the regulators have included certain value reductions for off-balance-sheet trade-related transactions.

Although compliance with this ratio is not yet mandatory, it must be published from 2015 onwards. The supervisors have announced their intention to make compliance with a minimum ratio obligatory from 2018 onwards (indicating a 3% minimum benchmark ratio).

10.1. New regulatory framework

From the capital standpoint, Basel III redefines what is considered to be available capital at financial institutions (including new deductions and raising the requirements for eligible equity instruments), increases the minimum capital requirements, requires financial institutions to operate permanently with capital buffers, and adds new requirements in relation to the risks considered.

The Group shares the ultimate objective pursued by the regulator with this new framework, namely to endow the international financial system with greater stability and resilience. In this regard, for many years the Group has collaborated on the impact studies for calibrating the new standards conducted by the Basel Committee and the European Banking Authority (EBA) and coordinated at local level by the Bank of Spain.

In Europe, the new standards were implemented through Directive 2013/36/EU, known as the Capital Requirements Directive (“CRD IV”), and the related Capital Requirements Regulation 575/2013 (“CRR”), which is directly applicable in all EU member states (as part of the Single Rulebook). In addition, the standards are subject to Implementing Technical Standards commissioned from the European Banking Authority (EBA), some of which will be issued in the coming months/years.

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

10.2. Economic capital

Economic capital is the capital required, based on an internally-developed model, to support all the risks of the business activity with a given solvency level. In the Group’s case, the solvency level is determined by the AA-/A+ long-term target rating, which results in the application of a 99.95% confidence level (higher than the regulatory 99.90%) for the purpose of calculating the required capital.

The Group’s economic capital model complements the regulatory approach by including in its measurement all the significant risks incurred in the Group’s operations. Accordingly, it considers risks such as concentration risk, structural interest rate risk, business risk, pension risk and other risks outside the scope of regulatory Pillar I capital requirements. Economic capital also includes the diversification effect, which in the Group’s case, owing to the multinational, multibusiness nature of its operations, is of key importance in determining its overall risk and solvency profile.

Economic capital is a fundamental tool for the internal management and implementation of the Group’s strategy, from the viewpoint of both the assessment of capital adequacy and the management of portfolio and business risk.

With regard to capital adequacy, in the context of Pillar II of the Basel Capital Accord, the Group conducts the internal capital adequacy assessment process using its economic capital model. To this end, the Group plans the evolution of the business and the capital requirements under a central scenario and under alternative stress scenarios. With this planning the Group ensures that it will continue to meet its capital adequacy targets, even in adverse economic scenarios.

Also, the economic capital metrics make it possible to assess risk-return targets, price transactions on a risk basis and gauge the economic viability of projects, units or lines of business, with the ultimate objective of maximizing the generation of shareholder value.

Since it is a uniform risk measure, economic capital makes it possible to explain the distribution of risk across the Group, placing different activities and types of risk in a comparable metric.

RORAC and value creation

The Group has used RORAC methodology in its risk management since 1993, with the following objectives:

•	Calculation of economic capital requirements and of the return thereon for the Group’s business units, segments, portfolios and customers, in order to facilitate an optimal allocation of capital.

•	Budgeting of capital requirements and RORACs of the Group’s business units.

•	Analysis and setting of prices in the decision-making process for transactions (loan approval) and customers (monitoring).

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

2014 witnessed an uneven performance of the business units in terms of value creation. The Group’s results and, therefore, the RORAC and value creation figures were shaped by the varying trends in the economic cycle at the Group units.

10.3 Capital planning and stress tests

Capital stress tests have gained particular significance as a tool for the dynamic evaluation of banks’ risk exposure and capital adequacy. A new forward-looking assessment model has become a key component of capital adequacy analysis.

This forward-looking assessment is based on both macroeconomic and idiosyncratic scenarios that are highly improbable but nevertheless plausible. To conduct the assessment, it is necessary to have robust planning models capable of transferring the effects defined in the projected scenarios to the various elements that have a bearing on capital adequacy.

The ultimate goal of capital stress tests is to perform a complete evaluation of banks’ risk exposure and capital adequacy in order to determine any possible capital requirements that would arise if banks failed to meet the regulatory or internal capital targets set.

Internally, the Group has defined a capital planning and stress process, to serve not only as a response to the various regulatory exercises, but also as a key tool integrated in the Group’s management and strategy.

The aim of the internal capital planning and stress process is to guarantee current and future capital adequacy, even in adverse yet plausible economic scenarios. To this end, starting with the Group’s initial situation, the expected outcomes for the Group are estimated for various business environments and the Group’s capital ratios are obtained, normally projected over a three-year period.

The process implemented provides a comprehensive view of the Group’s capital for the time horizon analyzed and in each of the scenarios defined.

European Central Bank comprehensive assessment exercise

The European Central Bank comprehensive assessment exercise began in October 2013, with a view to launching the Single Supervisory Mechanism on November 4, 2014. Banks participating in this exercise were subjected to a risk assessment, an asset quality review and a stress test. Its objective was to increase transparency, control and credibility, in order for the results to bolster the private sector’s trust in the capital adequacy of European banks and the quality of their balance sheets.

The most significant banks in the EU took part, i.e. all banks meeting at least one of the following criteria: (1) assets exceeding EUR 30,000 million, (2) assets exceeding 20% of the country’s GDP, (3) the bank is one of the three largest credit institutions in a Member State.

The comprehensive assessment was based on three pillars:

•	Risk assessment: prior evaluation of the business model and the most significant risks, including those relating to liquidity, leverage and funding. Each entity’s risk profile was taken into account, together with its relationship with other entities and its vulnerability to exogenous factors.

•	Asset quality review (AQR): a qualitative and quantitative analysis of the credit and market exposures at December 2013 (including off-balance-sheet exposures, non-performing loans, refinancing transactions and sovereign risk). Its specific objective was to assess whether the provisions and the valuation of the collateral for the credit exposure were adequate, and to assess the valuation of complex instruments and high risk assets. It was structured in three phases:

•	Portfolio selection: at the proposal of the national competent authorities, the portfolios to be included in the analysis were selected, in accordance with the coverage criteria established at entity level.

•	Execution: data integrity validation, collateral valuation and recalculation of provisions and risk-weighted assets.

•	Verification: analysis of consistency to ensure the comparability of the results of all the portfolios and of all the banks across the European Union. This included an analysis of the quality control, guidelines and definitions.

•	Stress test: an analysis of the banks’ ability to withstand an adverse situation. This was carried out in cooperation with the EBA (European Banking Authority). The exercise established a baseline scenario and an adverse scenario affecting a bank’s performance, including its risks (credit, market, sovereign, securitization and cost of funding), with a three-year time horizon (2014-2016), using AQR-adjusted 2013 year-end data as the starting point.

The adverse macroeconomic scenario took into consideration certain systemic risks for the banking sector such as an increase in bond yields at global level, particularly those relating to emerging economies, or a higher deterioration of asset quality in economies with weaker fundamentals and vulnerable financial sectors.

Minimum capital (CET1) was set at 8% in the baseline scenario and at 5.5% in the adverse scenario, in accordance with the Basel III definition (CRD IV/CRR) and its progressive introduction (phase-in) timetable.

The stress test results were based on the scenarios defined in the methodology and are not forecasts of financial performance or of capital ratios. The stress test was based on the common methodology designed by the EBA, which included key assumptions to simplify the exercise (for example, a static balance sheet, a dividend payout similar to the average for the last three years and valuation adjustments on public debt).

Result of the assessment for the Group

With regard to the AQR exercise, i.e. the review of the quality of the portfolios, an analysis was conducted of 16 major credit portfolios from seven countries and various segments (residential, SMEs and corporates) representing more than 50% of the credit risk exposure at December 31, 2013. In addition, a review was made of procedures and policies, taking samples of files and reviewing them, of appraisals of properties and collateral and of the valuation models for the trading book. The impact of the analysis on CET1 was not material (-4 basis points).

With respect to the stress test, the Group passed the proposed scenarios comfortably, particularly the adverse scenario which is very unlikely to occur.

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

CONSOLIDATED BALANCE SHEET

	Millions of Euros
	2014	2013	2012
Assets
Cash and due from banks	62,410	72,512	111,663
Interest earning deposits in other banks	20,060	26,405	28,214
Securities purchased under agreements to resell	17,884	16,192	13,527
Trading account assets	191,561	146,670	206,273
Banks	32,419	29,792	31,644
Loans	9,880	7,430	11,569
Derivatives	76,858	58,899	110,319
Debt securities	58,605	44,716	46,561
Equity securities	13,799	5,833	6,180
Investment securities	122,760	91,685	99,325
Available-for-sale	122,760	91,685	99,325
Net Loans and leases	709,679	642,441	683,449
Loans and leases, net of unearned income	736,826	667,270	708,831
Less-Allowance for loan losses	(27,147)	(24,829)	(25,382)
Premises and equipment, net	22,772	13,812	14,483
Investment in affiliated companies	3,471	5,536	4,454
Other assets	115,699	100,167	107,851
Intangible Assets	2,853	2,960	3,436
Goodwill in consolidation	27,548	23,281	24,626
Accrual Accounts	2,001	2,112	1,757
Hedge derivatives	7,346	8,301	7,936
Others	75,951	63,513	70,096

Total assets	1,266,296	1,115,420	1,269,239

Liabilities
Deposits	695,417	624,616	678,383
Non interest deposits	5,102	5,623	5,285
Interest bearing	690,315	618,993	673,098
Demand deposits	206,520	172,074	149,186
Savings deposits	173,105	164,214	167,389
Time deposits	310,690	282,705	356,523
Certificates of deposit	—	—	—
Short-term debt	124,138	105,111	120,481
Long-term debt	195,896	177,671	202,223
Other liabilities	161,131	128,381	186,940
Taxes Payable	9,379	6,079	7,765
Accounts Payable	4,923	4,731	4,908
Accrual Accounts	6,488	5,068	5,181
Pension Allowance	9,412	8,784	9,948
Stock borrowing liabilities	—	—	—
Derivatives	86,303	64,170	116,187
Liabilities under insurance contracts	713	1,430	1,425
Other Provisions	5,964	5,462	5,649
Short securities positions	17,628	15,951	15,181
Others	20,321	16,706	20,696

Total liabilities	1,176,582	1,035,779	1,188,027

Equity
Stockholders’ equity
Capital stock	6,292	5,667	5,161
Additional paid-in-capital	38,611	36,804	37,412
Other additional capital	(481)	(415)	(937)
Current year earnings	5,816	4,175	2,283
Other reserves	30,567	24,096	27,878

Total stockholders’ equity	80,805	70,327	71,797

Non-controlling interests	8,909	9,314	9,415
Total Equity	89,714	79,641	81,212

Total liabilities and Equity	1,266,296	1,115,420	1,269,239

The Group has issued Mortgage backed securities, called Cédulas Hipotecarias (see Note 22). Additionally, as of December 31, 2014, 2013 and 2012, the investment debt securities assigned to certain Group or third-party commitments amounted to €84,231 million, €42,433 million and €61,335 million, respectively.

CONSOLIDATED STATEMENTS OF INCOME

	Millions of Euros
	2014	2013	2012
Interest income:
Interest and fees on loans and leases	43,448	41,378	47,076
Interest on deposits in other banks	1,712	1,778	2,851
Interest on securities purchased under agreements to resell	2,240	1,813	1,474
Interest on investment securities	7,682	6,846	7,767
Dividends	—	—	—
Total interest income	55,082	51,815	59,168

Interest expenses:
Interest on deposits	(12,846)	(14,663)	(16,563)
Interest on short-term borrowings	(4,264)	(3,852)	(4,397)
Interest on long-term debt	(6,847)	(5,901)	(6,731)
Total interest expense	(23,957)	(24,416)	(27,691)
Interest income / (Charges)	31,125	27,399	31,477
Provision for credit losses	(10,562)	(11,058)	(18,536)
Interest income / (Charges) after provision for credit losses	20,563	16,341	12,941

Non interest income:
Commissions and fees from fiduciary activities	942	1,204	1,217
Commissions and fees from securities activities, net	763	678	702
Fees and commissions from insurance activities	5,331	6,631	7,807
Other Fees and commissions, net	5,687	5,480	5,890
Gains (losses) from:
Affiliated companies’ securities	3,266	2,662	1,200
Investment securities	1,973	3,350	2,483
Foreign exchange, derivatives and other, net	723	(137)	339
Sale of premises	113	(4)	133
Income from non financial entities	343	322	369
Gains on sale of non-current assets / liabilities held for sale not classified as discontinued operations	198	122	325
Other income	1,393	962	1,110
Total non interest income	20,732	21,270	21,575

Non interest expense:
Salaries and employee benefits	(10,987)	(10,838)	(10,501)
Occupancy expense of premises, depreciation and maintenance, net	(3,019)	(2,969)	(2,940)
General and administrative expenses	(5,751)	(5,451)	(5,626)
Impairment of goodwill	(2)	(40)	(156)
Impairment / amortization of intangible assets	(1,926)	(1,355)	(1,106)
Impairment of tangible assets	(527)	(764)	(1,019)
Provisions for specific allowances	(2,609)	(2,024)	(1,640)
Payments to Deposit Guarantee Fund	(577)	(570)	(554)
Insurance claims	(3,649)	(4,831)	(5,516)
Expenses of non financial entities	(255)	(231)	(232)
Losses on sale of non-current assets / liabilities held for sale not classified as discontinued operations	(102)	(210)	(633)
Other expenses	(1,212)	(950)	(1,028)
Total non interest expense	(30,616)	(30,233)	(30,951)
Income before income taxes	10,679	7,378	3,565
Income tax expense	(3,718)	(2,034)	(584)
Net consolidated income for the year	6,961	5,344	2,981
Net income attributed to non-controlling interests	1,119	1,154	768
Income from discontinued operation, net of taxes	(26)	(15)	70
NET INCOME ATTRIBUTED TO THE GROUP	5,816	4,175	2,283

	2014	2013	2012

CONSOLIDATED PROFIT FOR THE YEAR	6,935	5,329	3,051

OTHER RECOGNIZED INCOME AND EXPENSE	4,180	(5,913)	(3,709)
Items that will not be reclassified to profit or loss	(703)	188	(1,123)
Actuarial gains/(losses) on defined benefit pension plans	(1,009)	502	(1,708)
Non-current assets held for sale	—	—	—
Income tax relating to items that will not be reclassified to profit or loss	306	(314)	585
Items that may be reclassified to profit or loss	4,883	(6,101)	(2,586)
Available-for-sale financial assets:	2,324	(99)	1,171
Revaluation gains/(losses)	3,604	1,150	1,729
Amounts transferred to income statement	(1,280)	(1,250)	(558)
Other reclassifications	—	1	—
Cash flow hedges:	589	47	(84)
Revaluation gains/(losses)	934	463	129
Amounts transferred to income statement	(345)	(416)	(249)
Amounts transferred to initial carrying amount of hedged items	—	—	—
Other reclassifications	—	—	36
Hedges of net investments in foreign operations:	(1,730)	1,117	(1,107)
Revaluation gains/(losses)	(1,730)	1,074	(1,336)
Amounts transferred to income statement	—	38	229
Other reclassifications	—	5	—
Exchange differences:	4,189	(7,028)	(2,168)
Revaluation gains/(losses)	4,184	(7,020)	(1,831)
Amounts transferred to income statement	5	(37)	(330)
Other reclassifications	—	29	(7)
Non-current assets held for sale:	—	—	—
Revaluation gains/(losses)	—	—	—
Amounts transferred to income statement	—	—	—
Other reclassifications	—	—	—
Entities accounted for using the equity method:	361	(294)	(57)
Revaluation gains/(losses)	266	(283)	(61)
Amounts transferred to income statement	95	23	21
Other reclassifications	—	(34)	(17)
Other recognized income and expense	—	—	—
Income tax relating to items that may be reclassified to profit or loss	(850)	156	(341)

TOTAL RECOGNIZED INCOME AND EXPENSE	11,115	(584)	(658)
Attributable to the Parent	9,110	(504)	(774)
Attributable to non-controlling interests	2,005	(80)	116

Following are the condensed balance sheets of Banco Santander, S.A. as of December 31, 2014, 2013 and 2012.

	2014	2013	2012
CONDENSED BALANCE SHEETS (Parent company only)	(Millions of Euros)
Assets
Cash and due from banks	54,238	64,402	94,931
Of which:
To bank subsidiaries	7,911	27,244	30,004
Trading account assets	83,116	63,928	95,556
Investment securities	58,427	53,598	47,097
Of which:
To bank subsidiaries	14,164	20,656	18,491
To non-bank subsidiaries	6,469	—	164
Net Loans and leases	203,239	187,758	152,933
Of which:
To non-bank subsidiaries	35,139	23,549	26,553
Investment in affiliated companies	80,275	70,527	72,714
Of which:
To bank subsidiaries	68,135	62,234	64,550
To non-bank subsidiaries	12,140	8,293	8,163
Premises and equipment, net	1,770	1,851	990
Other assets	15,737	16,973	11,768

Total assets	496,802	459,037	475,989

Liabilities
Deposits	258,306	247,206	249,928
Of which:
To bank subsidiaries	14,770	21,610	20,775
To non-bank subsidiaries	50,662	46,347	54,300
Short-term debt	48,645	38,391	34,080
Long-term debt	48,596	54,632	48,643
Total debt	97,241	93,023	82,723
Of which:
To bank subsidiaries	1,397	1,883	4,474
To non-bank subsidiaries	14,160	18,680	18,174
Other liabilities	89,306	70,396	98,952

Total liabilities	444,853	410,625	431,603

Stockholders’ equity
Capital stock	6,292	5,667	5,161
Retained earnings and other reserves	45,657	42,745	39,225

Total stockholders’ equity	51,949	48,412	44,386

Total liabilities and Stockholders’ Equity	496,802	459,037	475,989

In the financial statements of the Parent Company, investments in subsidiaries, jointly controlled entities and associates are recorded at cost.

Following are the condensed statements of income of Banco Santander, S.A. for the years ended December 31, 2014, 2013 and 2012.

CONDENSED STATEMENTS OF INCOME (Parent company only)	2014	2013	2012
	(Millions of Euros)

Interest income
Interest from earning assets	8,701	10,568	10,448
Dividends from affiliated companies	2,249	2,769	5,311
Of which:
From bank subsidiaries	1,929	1,788	4,716
From non-bank subsidiaries	320	981	595

	10,950	13,337	15,759
Interest expense	(5,242)	(7,178)	(6,677)

Interest income / (Charges)	5,708	6,159	9,082
Provision for credit losses	(1,892)	(2,887)	(6,072)

Interest income / (Charges) after provision for credit losses	3,816	3,272	3,010
Non interest income:	5,010	4,875	4,638
Non interest expense:	(7,815)	(7,741)	(6,665)

Income before income taxes	1,011	406	983
Income tax expense	424	462	389

Net income	1,435	868	1,372

Following are the condensed statement of comprehensive income of Banco Santander, S.A. for the years ended December 31, 2014, 2013 and 2012:

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (Parent company only)	Millions of Euros
	2014	2013	2012

NET INCOME	1,435	868	1,372
OTHER COMPREHENSIVE INCOME	603	1,380	(450)
Items that may be reclassified subsequently to profit or loss	817	1,315	(111)
Available-for-sale financial assets:	1,308	1,759	(135)
Revaluation gains/(losses)	2,154	2,767	(112)
Amounts transferred to income statement	(846)	(1,008)	(23)
Other reclassifications	—	—	—
Cash flow hedges:	(20)	3	—
Revaluation gains/(losses)	(20)	10	—
Amounts transferred to income statement	—	(7)	—
Amounts transferred to initial carrying amount of hedged items	—	—	—
Other reclassifications	—	—	—
Hedges of net investments in foreign operations:	(111)	118	(20)
Revaluation gains/(losses)	(111)	118	(20)
Amounts transferred to income statement	—	—	—
Other reclassifications	—	—	—
Exchange differences:	—	—	—
Non-current assets held for sale:	—	—	—
Actuarial gains/(losses) on pension plans	—	—	—
Other comprehensive income	—	—	—
Income tax	(360)	(565)	44
Items that will not be reclassified to profit or loss:	(214)	65	(339)
Actuarial gains/(losses) on pension plans	(302)	93	(470)
Income tax	88	(28)	131
TOTAL COMPREHENSIVE INCOME	2,038	2,248	922

Following are the condensed cash flow statements of Banco Santander, S.A. for the years ended December 31, 2014, 2013 and 2012.

CONDENSED CASH FLOW STATEMENTS (Parent company only)	2014	2013	2012
	(Millions of Euros)
1. Cash flows from operating activities
Consolidated profit	1,435	868	1,372
Adjustments to profit	4,602	6,588	6,825
Net increase/decrease in operating assets	22,469	(50,394)	(18,872)
Net increase/decrease in operating liabilities	21,240	(93,431)	5,784
Reimbursements/payments of income tax	353	99	82
Total net cash flows from operating activities (1)	5,161	(35,482)	32,935

2. Cash flows from investing activities
Investments (-)	(7,028)	(1,398)	(6,235)
Divestments (+)	1,508	698	4,281
Total net cash flows from investment activities (2)	(5,520)	(700)	(1,954)

3. Cash flows from financing activities
Disposal of own equity instruments	6,934	2,893	1,266
Acquisition of own equity instruments	(2,753)	(2,857)	(1,324)
Issuance of debt securities	—	—	—
Redemption of debt securities	(6,074)	(36)	(6,891)
Dividends paid	(909)	(818)	(1,287)
Issuance/Redemption of equity instruments	—	—	—
Other collections/payments related to financing activities	(173)	(286)	(675)
Total net cash flows from financing activities (3)	(2,975)	(1,104)	(8,911)

4. Effect of exchange rate changes on cash and cash equivalents (4)	(570)	(148)	(66)

5. Net increase/decrease in cash and cash equivalents (1+2+3+4)	(3,904)	(37,434)	22,004
Cash and cash equivalents at beginning of period	10,929	48,363	19,347
Cash and cash equivalents at end of period	7,025	10,929	41,351

55.2 Preference Shares and Preferred Securities

The following table shows the balance of the preference shares and preferred securities as of December 31, 2014, 2013 and 2012:

	2014	2013	2012
	(Millions of Euros)
Preference shares	739	401	421
Preferred securities	6,239	3,652	4,319

Total at year-end	6,978	4,053	4,740

Both Preference Shares and Preferred Securities are recorded under the “Financial liabilities at amortized cost – Subordinated Liabilities” caption in the consolidated balance sheet as of December 31, 2014, 2013 and 2012.

Preference Shares include the financial instruments issued by the consolidated companies which, although equity for legal purposes, do not meet the requirements for classification as equity in the financial statements. These shares do not carry any voting rights and are non-cumulative. They were subscribed to by non-Group third parties except for the shares of Santander UK, plc amounting to GBP 200 million, are redeemable at the discretion of the issuer, based on the conditions of the issuer. At December 31, 2014, the following issues were convertible into Bank shares:

On March 5, May 8 and September 2, 2014, Banco Santander, S.A. announced that its executive committee had resolved to launch issues of preference shares contingently convertible into newly issued ordinary shares of the Bank (“CCPSs”) for a nominal amount of EUR 1,500 million, USD 1,500 million and EUR 1,500 million. The interest, payment of which is subject to certain conditions and is discretionary, was set at 6.25% per annum for the first five years (to be reprised thereafter by applying a 541 basis-point spread to the 5-year Mid-Swap Rate) for the March issue, at 6.375% per annum for the first five years (to be reprised thereafter by applying a 478.8 basis-point spread to the 5-year Mid-Swap Rate) for the May issue and at 6.25% per annum for the first seven years (to be reprised every five years thereafter by applying a 564 basis-point spread to the 5-year Mid-Swap Rate) for the September issue.

On March 25, 2014, May 28 and September 30, the Bank of Spain confirmed that the CCPSs were eligible as Additional Tier 1 capital under the new European capital requirements of Regulation (EU) No 575/2013. The CCPSs are perpetual, although they may be redeemed early in certain circumstances and would convert into newly issued ordinary shares of Banco Santander if the Common Equity Tier 1 ratio of the Bank or its consolidated group fell below 5.125%, calculated in accordance with Regulation (EU) No 575/2013. The CCPSs are traded on the Global Exchange Market of the Irish Stock Exchange.

Furthermore, on January 29, 2014, Banco Santander (Brasil), S.A. launched an issue of Tier 1 perpetual subordinated notes for a nominal amount of USD 1,248 million, of which the Group has acquired 89.6%. The notes are perpetual and would convert into ordinary shares of Banco Santander (Brasil), S.A. if the Common Equity Tier 1 ratio, calculated as established by the Central Bank of Brazil, were to fall below 5.125%.

This category includes non-cumulative preferred non-voting shares issued by Santander UK plc, Santander UK Group Holdings Limited, BST International Bank, Inc., Santander Holdings USA, Inc., Santander Bank, National Association and Santander Holdings, Ltd.

For the purposes of payment priority, Preferred Securities are junior to all general creditors and to subordinated deposits. The payment of dividends on these securities, which have no voting rights, is conditional upon the obtainment of sufficient distributable profit and upon the limits imposed by Spanish banking regulations on equity.

This category includes non-cumulative preferred non-voting securities issued by Santander Finance Capital, S.A. (Unipersonal), Santander Finance Preferred, S.A. (Unipersonal), and Santander International Preferred, S.A. (Sociedad Unipersonal), guaranteed by the Bank. It also includes non-cumulative preferred non-voting securities issued by Banco Santander, S.A., Banco Santander, (Brasil), S.A. and Santander UK Group.

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

	Outstanding at December 31, 2014
Preference Shares		Amount in currency (million)	Interest rate	Redemption Option (1)
Issuer/Date of issue	Currency

Banesto Holding, Ltd, December 1992	US Dollar	1.3	10.50%	June 30, 2012
Santander UK plc, October 1995	Pounds Sterling	80.3	10.375%	No option
Santander UK plc, February 1996	Pounds Sterling	80.3	10.375%	No option
Santander UK plc, March 2004	Pounds Sterling	6.6	5.827%	March 22, 2016
Santander UK plc, May 2006	Pounds Sterling	34.9	6.222%(2)	May 24, 2019
Santander Bank, National Association, August 2000	US Dollar	153.4	12.000%	May 16, 2020
Santander Holdings USA, Inc., May 2006 (*)	US Dollar	75.5	7.300%	May 15, 2011

	Outstanding at December 31, 2014
Preferred Securities		Amount in currency (million)	Interest rate	Maturity date
Issuer/Date of issue	Currency
Banco Santander, S.A.
Banco Español de Crédito, October 2004	Euro	36.5	€CMS 10 + 0.125%	Perpetuity
Banco Español de Crédito (1), November 2004	Euro	106.7	5.5%	Perpetuity
March 2014	Euro	1,500.0	6.25%(3)	Perpetuity
May 2014	US Dollar	1,500.0	6.375%(4)	Perpetuity
September 2014	Euro	1,500.0	6.250%(5)	Perpetuity

Santander Finance Capital, S.A. (Unipersonal)
March 2009	US Dollar	18.2	2.0%	Perpetuity
March 2009	US Dollar	25.0	2.0%	Perpetuity
March 2009	Euro	309.6	2.0%	Perpetuity
March 2009	Euro	153.4	2.0%	Perpetuity

Santander Finance Preferred, S.A. (Unipersonal)
March 2004 (*)	US Dollar	89.3	6.41%	Perpetuity
September 2004	Euro	144.0	€CMS 10 +0.05% subject to a maximum distribution of 8% per annum	Perpetuity
October 2004	Euro	155.0	5.75%	Perpetuity
November 2006 (*)	US Dollar	161.8	6.80%	Perpetuity
January 2007 (*)	US Dollar	109.5	6.50%	Perpetuity
March 2007 (*)	US Dollar	210.4	US3M + 0.52%	Perpetuity
July 2007	Pounds Sterling	4.9	7.01%	Perpetuity

Santander International Preferred S.A. (Sociedad Unipersonal)
March 2009	US Dollar	980.3	2.00%	Perpetuity
March 2009	Euro	8.6	2.00%	Perpetuity

Santander UK Group
Abbey National Plc, February 2001(6)	Pounds Sterling	101.8	7.037%	Perpetuity
Abbey National Plc, August 2002	Pounds Sterling	12.0	Fixed to 6.984% until February 9, 2018, and thereafter, at a rate reset semi-annually of 1.86% per annum + Libor GBP (6M)	Perpetuity

Banco Santander (Brasil), S.A.
January 2014	US Dollar	134.3	7.38%	October 29, 2049

(1)	From these dates the issuer can redeem the shares, subject to prior authorization by the national supervisor.
(2)	That issuance is a Fixed/Floating Rate Non-Cumulative Callable Preference Shares. Dividends will accrue on a principal amount equal to £1,000 per Preference Share at a rate of 6.222 per cent. per annum in respect of the period from (and including) May 24, 2006 (the Issue Date) to (but excluding) May 24, 2019 (the First Call Date) and thereafter at a rate reset quarterly equal to 1.13 per cent. per annum above the London interbank offered rate for three-month sterling deposits. From (and including) the Issue Date to (but excluding) the First Call Date, dividends, if declared, will be paid annually in arrears on May 24, in each year. Subject as provided herein, the first such dividend payment date will be May 24, 2007 and the last such dividend payment date will be the First Call Date. From (and including) the First Call Date, dividends, if declared, will be paid quarterly in arrears on May 24, August 24, November 24 and February 24, in each year. Subject as provided herein, the first such dividend payment date will be August 24, 2019.

(3)	Payment is subject to certain conditions and to the discretion of the Bank. The 6.25% interest rate is set for the first five years. After that, it will be reviewed by applying a margin of 541 basis points on the five-year Mid-Swap Rate.
(4)	Payment is subject to certain conditions and to the discretion of the Bank. The 6.375% interest rate is set for the first five years. After that, it will be reviewed by applying a margin of 478.8 basis points on the five-year Mid-Swap Rate.
(5)	Payment is subject to certain conditions and to the discretion of the Bank. The 6.25% interest rate is set for the first five years. After that, it will be reviewed by applying a margin of 564 basis points on the five-year Mid-Swap Rate.
(6)	From February 14, 2026, this issue will bear interest at a rate, reset every five years, of 3.75% per annum above the gross redemption yield on a five-year specified United Kingdom government security.
(*)	Listed in the U.S.

In accordance with Reg. S-X Rule 3-10, Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered, Santander Finance Preferred, S.A. (Unipersonal), Santander Finance Capital, S.A. (Unipersonal), Santander International Preferred, S.A. (Unipersonal) and Santander US Debt, S.A. (Sociedad Unipersonal) - issuers of registered preferred securities guaranteed by Banco Santander, S.A. - do not file the financial statements required for a registrant by Regulation S-X as:

•	Santander Finance Preferred, S.A. (Unipersonal) is 100% owned finance subsidiary of Banco Santander, S.A. who fully and unconditionally guarantees the preferred securities (Series 1, 4, 5 and 6 are listed in the United States). No other subsidiary of the Bank guarantees such securities.

•	Santander Finance Capital, S.A. (Unipersonal) is 100% owned finance subsidiary of Banco Santander, S.A. that fully and unconditionally guarantees the preferred securities (not listed in United States). No other subsidiary of the Bank guarantees such securities.

•	Santander International Preferred, S.A. (Unipersonal) is 100% owned finance subsidiary of Banco Santander, S.A. that fully and unconditionally guarantees the preferred securities (not listed in United States). No other subsidiary of the Bank guarantees such securities.

•	Santander US Debt, S.A. (Sociedad Unipersonal) is 100% owned finance subsidiary of Banco Santander, S.A. that fully and unconditionally guarantees the senior debt (not listed in United States). No other subsidiary of the Bank guarantees such securities.

Exhibit I

Subsidiaries of Banco Santander, S.A. (1)

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
2 & 3 Triton Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	PROPERTY
A & L CF (Guernsey) Limited (e)	Guernsey	0.00%	100.00%	100.00%	100.00%	100.00%	LEASING
A & L CF (Jersey) Limited (e)	Jersey	0.00%	100.00%	100.00%	100.00%	100.00%	LEASING
A & L CF December (1) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	LEASING
A & L CF December (10) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	LEASING
A & L CF December (11) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	LEASING
A & L CF June (2) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	LEASING
A & L CF June (3) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	LEASING
A & L CF June (8) Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	LEASING
A & L CF March (1) Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	LEASING
A & L CF March (5) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	LEASING
A & L CF March (6) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	LEASING
A & L CF September (3) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	LEASING
A & L CF September (4) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	LEASING
A & L CF September (5) Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	LEASING
A N (123) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
A N Loans Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
A&L Services Limited	Isle of Man	0.00%	100.00%	100.00%	100.00%	100.00%	SERVICES
Abbey Business Services (India) Private Limited	India	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
Abbey Covered Bonds (Holdings) Limited	United Kingdom	—	(a)	—	—	—	SECURITIZATION
Abbey Covered Bonds (LM) Limited	United Kingdom	0.00%	100.00%	100.00%	—	—	SECURITIZATION
Abbey Covered Bonds LLP	United Kingdom	—	(a)	—	—	—	SECURITIZATION
Abbey National (America) Holdings Inc.	United States	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Abbey National (America) Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Abbey National (Holdings) Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Abbey National Beta Investments Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Abbey National Business Office Equipment Leasing Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	LEASING
Abbey National International Limited	Jersey	0.00%	100.00%	100.00%	100.00%	100.00%	BANKING
Abbey National Investments (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Abbey National Investments Holdings Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Abbey National Nominees Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	SECURITIES COMPANY
Abbey National North America Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Abbey National North America LLC	United States	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Abbey National Pension (Escrow Services) Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	PENSION FUND MANAGEMENT COMPANY
Abbey National PLP (UK) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Abbey National Property Investments	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Abbey National Securities Inc.	United States	0.00%	100.00%	100.00%	100.00%	100.00%	SECURITIES COMPANY
Abbey National September Leasing (3) Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	LEASING
Abbey National Treasury Investments	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Abbey National Treasury Services Investments Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Abbey National Treasury Services Overseas Holdings	United Kingdom	0.00%	100.00%	100.00%	100.00%	99.99%	HOLDING COMPANY
Abbey National Treasury Services plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	BANKING
Abbey National UK Investments	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Abbey Stockbrokers (Nominees) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	SECURITIES COMPANY
Abbey Stockbrokers Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	SECURITIES COMPANY

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
Ablasa Participaciones, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Acoghe, S.L.	Spain	0.00%	55.89%	100.00%	—	—	HOTEL OPERATIONS
Administración de Bancos Latinoamericanos Santander, S.L.	Spain	24.11%	75.89%	100.00%	100.00%	100.00%	HOLDING COMPANY
Aevis Europa, S.L.	Spain	68.80%	0.00%	68.80%	68.80%	—	CARDS
AFB SAM Holdings, S.L.	Spain	1.00%	49.50%	100.00%	—	—	HOLDING COMPANY
Afisa S.A.	Chile	0.00%	100.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Aguas de Iria, S.L.	Spain	0.00%	100.00%	100.00%	—	—	WATER SUPPLY
AKB Marketing Services Sp. Z.o.o.	Poland	0.00%	81.65%	100.00%	100.00%	100.00%	MARKETING
AL (ROUTH) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	—	HOLDING COMPANY
Alcaidesa Golf, S.L.	Spain	0.00%	50.00%	100.00%	100.00%	50.00%	SPORTS OPERATIONS
Alcaidesa Holding, S.A.	Spain	0.00%	50.00%	50.00%	50.00%	50.00%	PROPERTY
Alcaidesa Inmobiliaria, S.A.	Spain	0.00%	50.00%	100.00%	100.00%	50.00%	PROPERTY
Alcaidesa Servicios, S.A.	Spain	0.00%	50.00%	100.00%	100.00%	50.00%	SERVICES
ALIL Services Limited	Isle of Man	0.00%	100.00%	100.00%	100.00%	100.00%	SERVICES
Aljarafe Golf, S.A.	Spain	0.00%	89.41%	89.41%	89.41%	89.41%	PROPERTY
Aljardi SGPS, Lda.	Portugal	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Alliance & Leicester (Jersey) Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Cash Solutions Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Commercial Bank plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Commercial Finance (Holdings) plc (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Alliance & Leicester Equity Investments (Guarantee) Limited (b)	United Kingdom	—	(a)	—	—	—	FINANCE
Alliance & Leicester Financing plc (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Investments (Derivatives No.3) Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Investments (Derivatives) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Investments (No.2) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
Alliance & Leicester Investments (No.3) LLP (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Investments (No.4) Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Investments Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	BANKING
Alliance & Leicester Personal Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Print Services Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	SERVICES
Alliance Bank Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Alliance Corporate Services Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Altamira Santander Real Estate, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	PROPERTY
Amazonia Trade Limited	United Kingdom	100.00%	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Andaluza de Inversiones, S.A.	Spain	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
ANITCO Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Aquanima Brasil Ltda.	Brazil	0.00%	100.00%	100.00%	100.00%	100.00%	E-COMMERCE
Aquanima Chile S.A.	Chile	0.00%	100.00%	100.00%	100.00%	100.00%	SERVICES
Aquanima México S. de R.L. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	100.00%	E-COMMERCE
Aquanima S.A.	Argentina	0.00%	100.00%	100.00%	100.00%	100.00%	SERVICES
Argenline, S.A.	Uruguay	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Asesoría Estratega, S.C.	Mexico	0.00%	100.00%	100.00%	100.00%	100.00%	SERVICES
Atlantys Espacios Comerciales, S.L.	Spain	0.00%	55.89%	100.00%	—	—	PROPERTY
Atual Companhia Securitizadora de Créditos Financeiros	Brazil	0.00%	89.02%	100.00%	100.00%	100.00%	FINANCIAL SERVICES
Aurum Inversiones Limitada	Chile	50.00%	50.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Auttar HUT Processamento de Dados Ltda.	Brazil	0.00%	78.78%	100.00%	—	—	TECHNOLOGY SERVICES
Aviación Antares, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	100.00%	FULL-SERVICE LEASING
Aviación Británica, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	100.00%	FULL-SERVICE LEASING
Aviación Centaurus, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	100.00%	FULL-SERVICE LEASING
Aviación Intercontinental, A.I.E.	Spain	65.00%	0.00%	65.00%	65.00%	65.00%	FULL-SERVICE LEASING
Aviación RC II, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	100.00%	FULL-SERVICE LEASING

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
Aviación Real, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	100.00%	FULL-SERVICE LEASING
Aviación Regional Cántabra, A.I.E.	Spain	73.58%	0.00%	73.58%	73.58%	73.58%	FULL-SERVICE LEASING
Aviación Scorpius, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	100.00%	FULL-SERVICE LEASING
Aviación Tritón, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	100.00%	FULL-SERVICE LEASING
Aymoré Crédito, Financiamento e Investimento S.A.	Brazil	0.00%	89.02%	100.00%	100.00%	100.00%	FINANCE
Banbou S.A.R.L.	France	0.00%	90.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Banco Bandepe S.A.	Brazil	0.00%	89.02%	100.00%	100.00%	100.00%	BANKING
Banco de Albacete, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	BANKING
Banco de Asunción, S.A. in voluntary liquidation (b)	Paraguay	0.00%	99.33%	99.33%	99.33%	99.33%	BANKING
Banco Madesant - Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	100.00%	BANKING
Banco Santander - Chile	Chile	0.00%	67.01%	67.18%	67.18%	67.18%	BANKING
Banco Santander (Brasil) S.A.	Brazil	13.65%	75.37%	89.66%	76.19%	76.09%	BANKING
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	Mexico	0.00%	75.05%	99.99%	99.99%	99.99%	BANKING
Banco Santander (Panamá), S.A.	Panama	0.00%	100.00%	100.00%	100.00%	100.00%	BANKING
Banco Santander (Suisse) SA	Switzerland	0.00%	100.00%	100.00%	100.00%	100.00%	BANKING
Banco Santander Bahamas International Limited	Bahamas	0.00%	100.00%	100.00%	100.00%	100.00%	BANKING
Banco Santander Consumer Portugal, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	100.00%	BANKING
Banco Santander de Negocios Colombia S.A.	Colombia	0.00%	99.99%	99.99%	99.99%	—	FINANCE
Banco Santander International	United States	100.00%	0.00%	100.00%	100.00%	100.00%	BANKING
Banco Santander Perú S.A.	Peru	99.00%	1.00%	100.00%	100.00%	100.00%	BANKING
Banco Santander Puerto Rico	Puerto Rico	0.00%	100.00%	100.00%	100.00%	100.00%	BANKING
Banco Santander Río S.A.	Argentina	8.23%	91.07%	98.44%	98.45%	99.02%	BANKING
Banco Santander Totta, S.A.	Portugal	0.00%	99.80%	99.91%	99.91%	99.89%	BANKING
Banco Santander, S.A.	Uruguay	97.75%	2.25%	100.00%	100.00%	100.00%	BANKING
Banco Santander, S.A., Fideicomiso 100740	Mexico	0.00%	75.05%	100.00%	100.00%	100.00%	FINANCE
Bank Zachodni WBK S.A.	Poland	69.41%	0.00%	69.41%	70.00%	94.23%	BANKING
Bansa Santander S.A.	Chile	0.00%	100.00%	100.00%	100.00%	100.00%	PROPERTY

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
Bansalud, S.L.	Spain	72.34%	12.00%	84.34%	65.00%	65.00%	TECHNOLOGY SERVICES
Bansamex, S.A.	Spain	50.00%	0.00%	50.00%	50.00%	50.00%	CARDS
Bayones ECA Limited	Ireland	—	(a)	—	—	—	FINANCE
BCLF 2013-1 B.V.	The Netherlands	—	(a)	—	—	—	SECURITIZATION
Bel Canto SICAV	Luxembourg	100.00%	0.00%	100.00%	100.00%	100.00%	OPEN-END INVESTMENT COMPANY
Besaya ECA Limited	Ireland	—	(a)	—	—	—	FINANCE
Bilkreditt 1 Limited (b)	Ireland	—	(a)	—	—	—	SECURITIZATION
Bilkreditt 2 Limited	Ireland	—	(a)	—	—	—	SECURITIZATION
Bilkreditt 3 Limited	Ireland	—	(a)	—	—	—	SECURITIZATION
Bilkreditt 4 Limited	Ireland	—	(a)	—	—	—	SECURITIZATION
Bilkreditt 5 Limited	Ireland	—	(a)	—	—	—	SECURITIZATION
Bilkreditt 6 Limited	Ireland	—	(a)	—	—	—	SECURITIZATION
Blue Energy Ridgewind Investments Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	—	ELECTRICITY PRODUCTION
Blue Energy Ridgewind Operations Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	—	HOLDING COMPANY
Brazil Foreign Diversified Payment Rights Finance Company (b)	Cayman Islands	—	(b)	—	—	—	SECURITIZATION
Broxted Solar Co Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	—	ELECTRICITY PRODUCTION
BRS Investments S.A.	Argentina	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
BST International Bank, Inc.	Puerto Rico	0.00%	99.80%	100.00%	100.00%	100.00%	BANKING
BZ WBK Asset Management S.A.	Poland	50.00%	34.71%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
BZ WBK Faktor Sp. z o.o.	Poland	0.00%	69.41%	100.00%	100.00%	100.00%	FINANCIAL SERVICES
BZ WBK Finanse Sp. z o.o.	Poland	0.00%	69.41%	100.00%	100.00%	100.00%	FINANCIAL SERVICES
BZ WBK Inwestycje Sp. z o.o.	Poland	0.00%	69.41%	100.00%	100.00%	100.00%	SECURITIES COMPANY
BZ WBK Lease S.A.	Poland	0.00%	69.41%	100.00%	100.00%	—	LEASING
BZ WBK Leasing S.A.	Poland	0.00%	69.41%	100.00%	100.00%	100.00%	LEASING
BZ WBK Nieruchomości S.A.	Poland	0.00%	69.40%	99.99%	99.99%	99.99%	SERVICES
BZ WBK Towarzystwo Funduszy Inwestycyjnych S.A.	Poland	0.00%	84.71%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
BZ WBK-Aviva Towarzystwo Ubezpieczeń na Życie S.A.	Poland	0.00%	45.81%	66.00%	66.00%	50.00%	INSURANCE
BZ WBK-Aviva Towarzystwo Ubezpieczeń Ogólnych S.A.	Poland	0.00%	45.81%	66.00%	66.00%	50.00%	INSURANCE
C.S.N.S.P. 451, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	—	ELECTRICITY PRODUCTION
Caja de Emisiones con Garantía de Anualidades Debidas por el Estado, S.A.	Spain	62.87%	0.00%	62.87%	62.87%	62.87%	FINANCE
Cántabra de Inversiones, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Cántabro Catalana de Inversiones, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
CAPB Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	BANKING
Capital Riesgo Global, SCR de Régimen Simplificado, S.A.	Spain	95.46%	4.54%	100.00%	100.00%	100.00%	VENTURE CAPITAL COMPANY
Capital Street Delaware, LP	United States	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Capital Street Holdings, LLC	United States	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Capital Street REIT Holdings, LLC	United States	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Capital Street S.A.	Luxembourg	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Carfax (Guernsey) Limited (e)	Guernsey	0.00%	100.00%	100.00%	100.00%	100.00%	INSURANCE BROKER
Carpe Diem Salud, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	SECURITIES INVESTMENT
Cartera Mobiliaria, S.A., SICAV	Spain	0.00%	82.18%	93.43%	93.24%	93.08%	SECURITIES INVESTMENT
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	Mexico	0.00%	75.03%	99.97%	99.97%	99.97%	SECURITIES COMPANY
Cater Allen Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Cater Allen International Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	SECURITIES COMPANY
Cater Allen Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	BANKING
Cater Allen Lloyd’s Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Cater Allen Pensions Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	PENSION FUND MANAGEMENT COMPANY
Cater Allen Syndicate Management Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	ADVISORY SERVICES
Cavalsa Gestión, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	—	SECURITIES INVESTMENT
CCAP Auto Lease Ltd.	United States	0.00%	60.46%	100.00%	—	—	LEASING
Central Eólica Santo Antonio De Padua S.A.	Brazil	0.00%	89.02%	100.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
Central Eólica Sao Cristovao S.A.	Brazil	0.00%	89.02%	100.00%	100.00%	100.00%	ELECTRICITY PRODUCTION

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
Central Eólica Sao Jorge S.A.	Brazil	0.00%	89.02%	100.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
Centros Comerciales Metropolitanos, S.A.	Spain	0.00%	55.89%	100.00%	—	—	SHOPPING CENTRE
Certidesa, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	100.00%	LEASE OF AIRCRAFT
Chiplow Wind Farm Limited	United Kingdom	0.00%	100.00%	100.00%	—	—	ELECTRICITY PRODUCTION
Chrysler Capital Auto Receivables LLC (consolidated)	United States	0.00%	60.46%	100.00%	—	—	FINANCE
Chrysler Capital Auto Receivables Trust 2013-A	United States	—	(a)	—	—	—	SECURITIZATION
Chrysler Capital Auto Receivables Trust 2013-B	United States	—	(a)	—	—	—	SECURITIZATION
Chrysler Capital Auto Receivables Trust 2014-A	United States	—	(a)	—	—	—	SECURITIZATION
Chrysler Capital Auto Receivables Trust 2014-B	United States	—	(a)	—	—	—	SECURITIZATION
Chrysler Capital Master Auto Receivables Funding LLC	United States	0.00%	60.46%	100.00%	—	—	FINANCE
Clínica Sear, S.A.	Spain	50.58%	0.00%	50.58%	50.58%	50.58%	HEALTHCARE
Club Zaudin Golf, S.A.	Spain	0.00%	85.04%	95.11%	95.11%	95.11%	SERVICES
Conaraz Inversiones, SICAV, S.A.	Spain	76.24%	4.54%	81.86%	80.78%	—	OPEN-END INVESTMENT COMPANY
Crawfall S.A.	Uruguay	100.00%	0.00%	100.00%	100.00%	100.00%	SERVICES
Credisol, S.A. (b)	Uruguay	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Dansk Auto Finansiering 1 Ltd	Ireland	—	(a)	—	—	—	SECURITIZATION
Darep Limited	Ireland	100.00%	0.00%	100.00%	100.00%	100.00%	REINSURANCE
Desarrollo de Infraestructuras de Castilla, S.A.	Spain	0.00%	55.89%	100.00%	—	—	WATER SUPPLY
Desarrollos Estructurales Vaines, S.L.	Spain	0.00%	55.89%	100.00%	—	—	PROPERTY
Digital Procurement Holdings N.V.	The Netherlands	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Diners Club Spain, S.A.	Spain	75.00%	0.00%	75.00%	75.00%	75.00%	CARDS
Dirección Estratega, S.C.	Mexico	0.00%	100.00%	100.00%	100.00%	100.00%	SERVICES
Dirgenfin, S.L.	Spain	0.00%	100.00%	100.00%	50.00%	40.00%	REAL ESTATE DEVELOPMENT
Drive Auto Receivables Trust 2014-A	United States	—	(a)	—	—	—	INACTIVE
Drive Residual Holdings GP LLC	United States	0.00%	60.46%	100.00%	—	—	HOLDING COMPANY
Drive Residual Holdings LP	United States	0.00%	60.46%	100.00%	—	—	FINANCE
Electrolyser, S.A. de C.V.	Mexico	0.00%	74.78%	100.00%	—	—	SERVICES

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
Empresas Banesto 5, Fondo de Titulización de Activos	Spain	—	(a)	—	—	—	SECURITIZATION
Empresas Banesto 6, Fondo de Titulización de Activos	Spain	—	(a)	—	—	—	SECURITIZATION
Energy Efficient Global UK Project Limited	United Kingdom	0.00%	100.00%	100.00%	—	—	SECURITIZATION
EOL Brisa Energias Renováveis S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
EOL Vento Energias Renováveis S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
EOL Wind Energias Renováveis S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
Eolsiponto S.r.l.	Italy	0.00%	92.00%	92.00%	92.00%	—	ELECTRICITY PRODUCTION
Erestone S.A.S.	France	0.00%	90.00%	90.00%	90.00%	90.00%	PROPERTY
Evidence Previdência S.A.	Brazil	0.00%	89.02%	100.00%	100.00%	100.00%	HOLDING COMPANY
Explotaciones Urbanas Españolas, S.A.	Spain	0.00%	55.89%	100.00%	—	—	HOTEL OPERATIONS
FFB - Participações e Serviços, Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Fideicomiso 2002114	Mexico	0.00%	75.01%	100.00%	100.00%	100.00%	HOLDING COMPANY
Fideicomiso Financiero Super Letras Hipotecarias - clase I	Argentina	0.00%	99.30%	100.00%	100.00%	100.00%	TRUST SERVICES
Fideicomiso Financiero Super Letras Hipotecarias - clase II	Argentina	0.00%	99.30%	100.00%	100.00%	100.00%	TRUST SERVICES
Fideicomiso GFSSLPT Banco Santander, S.A.	Mexico	0.00%	75.05%	100.00%	100.00%	100.00%	FINANCE
Financiera El Corte Inglés, E.F.C., S.A.	Spain	0.00%	51.00%	51.00%	—	—	FINANCE
First National Motor Business Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	LEASING
First National Motor Contracts Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	LEASING
First National Motor Facilities Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	LEASING
First National Motor Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	ADVISORY SERVICES
First National Motor Leasing Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	LEASING
First National Motor plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	LEASING
First National Tricity Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Fomento e Inversiones, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Fondo de Titulización de Activos PYMES Banesto 3	Spain	—	(a)	—	—	—	SECURITIZATION
Fondo de Titulización de Activos PYMES Santander 10	Spain	—	(a)	—	—	—	SECURITIZATION

		% of ownership held by the Bank			% of voting power (c)
Company	Location	Direct	Indirect		2014	2013	2012	Line of business
Fondo de Titulización de Activos PYMES Santander 3	Spain	—		(a)	—	—	—	SECURITIZATION
Fondo de Titulización de Activos PYMES Santander 4	Spain	—		(a)	—	—	—	SECURITIZATION
Fondo de Titulización de Activos PYMES Santander 5	Spain	—		(a)	—	—	—	SECURITIZATION
Fondo de Titulización de Activos PYMES Santander 6	Spain	—		(a)	—	—	—	SECURITIZATION
Fondo de Titulización de Activos PYMES Santander 7	Spain	—		(a)	—	—	—	SECURITIZATION
Fondo de Titulización de Activos PYMES Santander 8	Spain	—		(a)	—	—	—	SECURITIZATION
Fondo de Titulización de Activos PYMES Santander 9	Spain	—		(a)	—	—	—	SECURITIZATION
Fondo de Titulización de Activos RMBS Santander 1	Spain	—		(a)	—	—	—	SECURITIZATION
Fondo de Titulización de Activos RMBS Santander 2	Spain	—		(a)	—	—	—	SECURITIZATION
Fondo de Titulización de Activos RMBS Santander 3	Spain	—		(a)	—	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander 2	Spain	—		(a)	—	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander Consumer Spain 09-1	Spain	—		(a)	—	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander Consumer Spain Auto 2010-1	Spain	—		(a)	—	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander Consumer Spain Auto 2011-1	Spain	—		(a)	—	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander Consumer Spain Auto 2012-1	Spain	—		(a)	—	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander Consumer Spain Auto 2013-1	Spain	—		(a)	—	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander Consumer Spain Auto 2014-1	Spain	—		(a)	—	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander Empresas 1	Spain	—		(a)	—	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander Empresas 10	Spain	—		(a)	—	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander Empresas 2	Spain	—		(a)	—	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander Empresas 3	Spain	—		(a)	—	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander Financiación 5	Spain	—		(a)	—	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander Hipotecario 7	Spain	—		(a)	—	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander Hipotecario 8	Spain	—		(a)	—	—	—	SECURITIZATION

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
Fondo de Titulización de Activos Santander Hipotecario 9	Spain	—	(a)	—	—	—	SECURITIZATION
Fondo de Titulización de Activos Santander Público 1	Spain	—	(a)	—	—	—	SECURITIZATION
Fondo de Titulización Santander Financiación 1	Spain	—	(a)	—	—	—	SECURITIZATION
Fondos Santander, S.A. Administradora de Fondos de Inversión (in liquidation) (b)	Uruguay	0.00%	100.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Formación Integral, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	TRAINING
Fortensky Trading, Ltd.	Ireland	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Fosse (Master Issuer) Holdings Limited	United Kingdom	—	(a)	—	—	—	SECURITIZATION
Fosse Funding (No.1) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	SECURITIZATION
Fosse Master Issuer PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	SECURITIZATION
Fosse PECOH Limited	United Kingdom	—	(a)	—	—	—	SECURITIZATION
Fosse Trustee (UK) Limited	United Kingdom	0.00%	100.00%	100.00%	—	—	SECURITIZATION
Fosse Trustee Limited	Jersey	—	(a)	—	—	—	SECURITIZATION
Franklin Acquisition Funding LLC	United States	0.00%	60.46%	100.00%	—	—	FINANCE
FTPYME Banesto 2, Fondo de Titulización de Activos	Spain	—	(a)	—	—	—	SECURITIZATION
FTPYME Santander 2 Fondo de Titulización de Activos	Spain	—	(a)	—	—	—	SECURITIZATION
Fuencarral Agrupanorte, S.L.	Spain	0.00%	55.89%	100.00%	—	—	PROPERTY
Garilar, S.A.	Uruguay	0.00%	100.00%	100.00%	100.00%	100.00%	INTERNET
Geoban UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	SERVICES
Geoban, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	SERVICES
Gesban México Servicios Administrativos Globales, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	100.00%	SERVICES
Gesban Santander Servicios Profesionales Contables Limitada	Chile	0.00%	100.00%	100.00%	100.00%	100.00%	INTERNET
Gesban Servicios Administrativos Globales, S.L.	Spain	99.99%	0.01%	100.00%	100.00%	100.00%	SERVICES
Gesban UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	COLLECTION AND PAYMENT SERVICES
Gestamp Eólica Lagoa Nova S.A.	Brazil	0.00%	62.32%	70.00%	—	—	ELECTRICITY PRODUCTION
Gestamp Eólica Lanchinha S.A.	Brazil	0.00%	80.12%	90.00%	—	—	ELECTRICITY PRODUCTION
Gestamp Eólica Paraíso S.A.	Brazil	0.00%	80.12%	90.00%	—	—	ELECTRICITY PRODUCTION

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
Gestamp Eólica Seridó S.A.	Brazil	0.00%	80.12%	90.00%	—	—	ELECTRICITY PRODUCTION
Gestamp Eólica Serra de Santana S.A.	Brazil	0.00%	62.32%	70.00%	—	—	ELECTRICITY PRODUCTION
Gestión de Instalaciones Fotovoltaicas, S.L. Sole-Shareholder Company	Spain	0.00%	100.00%	100.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
Gestora de Procesos S.A. in liquidation (b)	Peru	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Gestora Patrimonial Calle Francisco Sancha 12, S.L.	Spain	68.80%	0.00%	68.80%	68.80%	—	SECURITIES AND PROPERTY MANAGEMENT
Getnet Adquirência e Serviços para Meios de Pagamento S.A.	Brazil	0.00%	78.78%	88.50%	50.00%	50.00%	PAYMENT SERVICES
Gieldokracja Spólka z o.o.	Poland	0.00%	69.41%	100.00%	—	—	SERVICES
Girobank Carlton Investments Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Girobank Investments Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Global Carihuela, S.A.	Spain	0.00%	55.89%	100.00%	—	—	PROPERTY
Global Murex Iberia, S.L.	Spain	0.00%	55.89%	100.00%	—	—	PROPERTY
Go Pay Comércio e Serviços de Tecnologia da Informação Ltda.	Brazil	0.00%	78.78%	100.00%	—	—	TECHNOLOGY SERVICES
Golden Bar (Securitisation) S.r.l.	Italy	—	(a )	—	—	—	SECURITIZATION
Golden Bar Securitization Programme IV 2009-1	Italy	—	(a )	—	—	—	SECURITIZATION
Golden Bar Stand Alone 2011-1	Italy	—	(a )	—	—	—	SECURITIZATION
Golden Bar Stand Alone 2011-2	Italy	—	(a )	—	—	—	SECURITIZATION
Golden Bar Stand Alone 2012-1	Italy	—	(a )	—	—	—	SECURITIZATION
Golden Bar Stand Alone 2012-2	Italy	—	(a )	—	—	—	SECURITIZATION
Golden Bar Stand Alone 2013-1	Italy	—	(a )	—	—	—	SECURITIZATION
Golden Bar Stand Alone 2013-2	Italy	—	(a )	—	—	—	SECURITIZATION
Golden Bar Stand Alone 2014-1	Italy	—	(a )	—	—	—	SECURITIZATION
Green Energy Holding Company, S.L.	Spain	0.00%	100.00%	100.00%	—	—	HOLDING COMPANY
Grupo Alcanza, S.A. de C.V.	Mexico	100.00%	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Grupo Empresarial Santander, S.L.	Spain	99.11%	0.89%	100.00%	100.00%	100.00%	HOLDING COMPANY
Grupo Financiero Santander México, S.A.B. de C.V.	Mexico	51.05%	24.01%	75.09%	75.13%	75.17%	HOLDING COMPANY
Grupo Konecta Centros Especiales de Empleo, S.L.	Spain	0.00%	51.86%	100.00%	100.00%	100.00%	TELEMARKETING

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
Grupo Konecta Maroc S.A.R.L. à associé unique	Morocco	0.00%	51.86%	100.00%	100.00%	100.00%	TELEMARKETING
Grupo Konecta UK Limited	United Kingdom	0.00%	51.86%	100.00%	100.00%	100.00%	FINANCE
Grupo Konectanet México, S.A. de C.V.	Mexico	0.00%	51.86%	100.00%	100.00%	100.00%	TELEMARKETING
Grupo Konectanet, S.L.	Spain	7.08%	44.77%	51.86%	51.86%	51.86%	HOLDING COMPANY
GTS El Centro Equity Holdings, LLC	United States	0.00%	81.94%	81.94%	74.20%	—	HOLDING COMPANY
GTS El Centro Project Holdings, LLC	United States	0.00%	81.94%	100.00%	—	—	HOLDING COMPANY
Guaranty Car, S.A. Sole-Shareholder Company	Spain	0.00%	100.00%	100.00%	100.00%	100.00%	AUTOMOTIVE
Habitatrix, S.L.	Spain	0.00%	55.89%	100.00%	—	—	PROPERTY
Hall Farm Wind Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	—	HOLDING COMPANY
Hipototta No. 1 FTC	Portugal	—	(a )	—	—	—	SECURITIZATION
Hipototta No. 1 plc	Ireland	—	(a )	—	—	—	SECURITIZATION
Hipototta No. 4 FTC	Portugal	—	(a )	—	—	—	SECURITIZATION
Hipototta No. 4 plc	Ireland	—	(a )	—	—	—	SECURITIZATION
Hipototta No. 5 FTC	Portugal	—	(a )	—	—	—	SECURITIZATION
Hipototta No. 5 plc	Ireland	—	(a )	—	—	—	SECURITIZATION
Hipototta No. 7 FTC (b)	Portugal	—	(a )	—	—	—	SECURITIZATION
Hipototta No. 7 Limited (b)	Ireland	—	(a )	—	—	—	SECURITIZATION
Hipototta No. 8 FTC (b)	Portugal	—	(a )	—	—	—	SECURITIZATION
Hipototta No. 8 Limited (b)	Ireland	—	(a )	—	—	—	SECURITIZATION
Hispamer Renting, S.A. Sole-Shareholder Company	Spain	0.00%	100.00%	100.00%	100.00%	100.00%	FULL-SERVICE LEASING
Holbah II Limited	Bahamas	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Holbah Limited	Bahamas	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Holding Jaureguizahar 2002, S.A.	Spain	0.00%	55.89%	100.00%	—	—	SECURITIES INVESTMENT
Holmes Funding Limited	United Kingdom	0.00%	100.00%	100.00%	—	—	SECURITIZATION
Holmes Holdings Limited	United Kingdom	—	(a )	—	—	—	SECURITIZATION
Holmes Master Issuer plc	United Kingdom	0.00%	100.00%	100.00%	—	—	SECURITIZATION
Holmes Trustees Limited	United Kingdom	0.00%	100.00%	100.00%	—	—	SECURITIZATION

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
Holneth B.V.	The Netherlands	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Ibérica de Compras Corporativas, S.L.	Spain	97.17%	2.82%	100.00%	100.00%	100.00%	E-COMMERCE
Independence Community Bank Corp.	United States	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Independence Community Commercial Reinvestment Corp.	United States	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Indias Capital Holdings Limited	United Kingdom	100.00%	0.00%	100.00%	—	—	ELECTRICITY PRODUCTION
Indias Capital Limited	United Kingdom	0.00%	100.00%	100.00%	—	—	ELECTRICITY PRODUCTION
ING Hipotecaria S.A. de C.V. SOFOM ENR (Fideicomiso Bursa)	Mexico	—	(a)	—	—	—	SECURITIZATION
Ingeniería de Software Bancario, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	IT SERVICES
Inmo Francia 2, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	PROPERTY
Inmobiliária Das Avenidas Novas, S.A.	Portugal	0.00%	55.89%	100.00%	—	—	PROPERTY
Inmobiliaria Metrogolf, S.A.	Portugal	0.00%	55.89%	100.00%	—	—	SHOPPING CENTRE
Instituto Santander Serfin, A.C.	Mexico	0.00%	75.05%	100.00%	100.00%	100.00%	NOT-FOR-PROFIT INSTITUTE
Insurance Funding Solutions Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Integry Tecnologia e Serviços A H U Ltda.	Brazil	0.00%	78.78%	100.00%	—	—	TECHNOLOGY SERVICES
Interfinance Holanda B.V.	The Netherlands	100.00%	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Inversiones Marítimas del Mediterráneo, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	INACTIVE
Isban Argentina S.A.	Argentina	87.42%	12.58%	100.00%	100.00%	100.00%	FINANCIAL SERVICES
Isban Brasil S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	100.00%	SERVICES
Isban Chile S.A.	Chile	0.00%	100.00%	100.00%	100.00%	100.00%	IT SERVICES
Isban DE GmbH	Germany	0.00%	100.00%	100.00%	100.00%	100.00%	IT SERVICES
Isban México, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	100.00%	IT SERVICES
Isban U.K., Ltd.	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	IT SERVICES
Kassadesign 2005, S.L.	Spain	0.00%	100.00%	100.00%	50.00%	50.00%	PROPERTY
Kelmarsh Wind Farm Limited	United Kingdom	0.00%	100.00%	100.00%	—	—	ELECTRICITY PRODUCTION
Konecta Activos Inmobiliarios, S.L.	Spain	0.00%	49.34%	52.80%	52.80%	52.80%	PROPERTY
Konecta Brazil Outsourcing, Ltda.	Brazil	0.00%	51.85%	99.99%	99.99%	99.99%	SERVICES

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
Konecta Broker, S.L.	Spain	0.00%	51.86%	100.00%	100.00%	100.00%	SERVICES
Konecta Bto, S.L.	Spain	0.00%	51.86%	100.00%	100.00%	100.00%	TELECOMMUNICATIONS
Konecta Chile Limitada	Chile	0.00%	51.86%	100.00%	100.00%	100.00%	SERVICES
Konecta Colombia Grupo Konecta Colombia Ltda	Colombia	0.00%	51.86%	100.00%	100.00%	100.00%	TELEMARKETING
Konecta Field Marketing, S.A.	Spain	0.00%	51.86%	100.00%	100.00%	100.00%	MARKETING
Konecta Gestión Integral de Procesos, S.L.	Spain	0.00%	51.86%	100.00%	100.00%	100.00%	SERVICES
Konecta Portugal, Lda.	Portugal	0.00%	51.86%	100.00%	100.00%	100.00%	MARKETING
Konecta Servicios Administrativos y Tecnológicos, S.L.	Spain	0.00%	51.86%	100.00%	100.00%	100.00%	SERVICES
Konecta Servicios de BPO, S.L.	Spain	0.00%	51.86%	100.00%	100.00%	99.97%	SERVICES
Konecta Soluciones Globales, S.L.	Spain	0.00%	51.86%	100.00%	100.00%	100.00%	SERVICES
Konectanet Andalucía, S.L.	Spain	0.00%	51.86%	100.00%	100.00%	100.00%	SERVICES
Konectanet Comercialización, S.L.	Spain	0.00%	51.86%	100.00%	100.00%	100.00%	MARKETING
Kontacta Comunicaciones, S.A.	Spain	0.00%	51.86%	100.00%	99.27%	75.00%	SERVICES
La Unión Resinera Española, S.A.	Spain	76.79%	19.55%	96.35%	96.35%	96.44%	CHEMICALS
La Vital Centro Comercial y de Ocio, S.L.	Spain	0.00%	55.89%	100.00%	—	—	SHOPPING CENTRE
Langton Funding (No.1) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	SECURITIZATION
Langton Mortgages Trustee (UK) Limited	United Kingdom	0.00%	100.00%	100.00%	—	—	SECURITIZATION
Langton Mortgages Trustee Limited	Jersey	—	(a)	—	—	—	SECURITIZATION
Langton PECOH Limited	United Kingdom	—	(a)	—	—	—	SECURITIZATION
Langton Securities (2008-1) plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	SECURITIZATION
Langton Securities (2010-1) PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	SECURITIZATION
Langton Securities (2010-2) PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	SECURITIZATION
Langton Securities (2012-1) PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	SECURITIZATION
Langton Securities Holdings Limited	United Kingdom	—	(a)	—	—	—	SECURITIZATION
Laparanza, S.A.	Spain	61.59%	0.00%	61.59%	61.59%	61.59%	AGRICULTURE AND LIVESTOCK
Larix Chile Inversiones Limitada	Chile	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Lease Totta No. 1 FTC	Portugal	—	(a)	—	—	—	SECURITIZATION

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
Leasetotta No. 1 Limited	Ireland	—	(a)	—	—	—	SECURITIZATION
Liquidity Import Finance Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FACTORING
Liquidity Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FACTORING
Lizar Sp. z o.o.	Poland	0.00%	69.41%	100.00%	100.00%	—	LEASING
Luri 1, S.A. (d)	Spain	5.80%	0.00%	100.00%	100.00%	100.00%	PROPERTY
Luri 2, S.A. (d)	Spain	10.00%	0.00%	100.00%	100.00%	100.00%	PROPERTY
Luri 4, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	PROPERTY
Luri 6, S.A., S.I.I.	Spain	100.00%	0.00%	100.00%	99.65%	98.73%	REAL ESTATE INVESTMENT
Luri Land, S.A. (d)	Belgium	0.00%	8.11%	100.00%	100.00%	100.00%	PROPERTY
MAC No. 1 Limited	United Kingdom	—	(a)	—	—	—	MORTGAGE LOAN COMPANY
Mantiq Investimentos Ltda.	Brazil	0.00%	89.02%	100.00%	100.00%	100.00%	SECURITIES COMPANY
Master Red Europa, S.L.	Spain	68.80%	0.00%	68.80%	68.80%	—	CARDS
Mata Alta, S.L.	Spain	0.00%	61.59%	100.00%	100.00%	100.00%	PROPERTY
Med 2001 Inversiones, SICAV, S.A.	Spain	39.99%	60.01%	100.00%	99.99%	—	OPEN-END INVESTMENT COMPANY
Merciver, S.L.	Spain	99.90%	0.10%	100.00%	100.00%	100.00%	FINANCIAL ADVISORY
Merlion Aviation One Limited	Ireland	—	(a)	—	—	—	FULL-SERVICE LEASING
Metroparque, S.A.	Spain	0.00%	55.89%	100.00%	—	—	SHOPPING CENTRE
Metropolitana Castellana, S.L.	Spain	0.00%	55.89%	100.00%	—	—	PROPERTY MANAGEMENT
Metrovacesa Access Tower GmbH	Germany	0.00%	55.89%	100.00%	—	—	PROPERTY MANAGEMENT
Metrovacesa Alquileres Urbanos, S.L. Sole-Shareholder Company	Spain	0.00%	55.89%	100.00%	—	—	PROPERTY
Metrovacesa France, S.A.S.	France	0.00%	55.89%	100.00%	—	—	PROPERTY
Metrovacesa Inmuebles y Promociones, S.L.	Spain	0.00%	55.89%	100.00%	—	—	PROPERTY
Metrovacesa Mediterranée, S.A.S.	France	0.00%	55.89%	100.00%	—	—	PROPERTY
Metrovacesa, S.A.	Spain	55.89%	0.00%	55.89%	36.82%	34.87%	PROPERTY
Middlewick Wind Farm Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	—	ELECTRICITY PRODUCTION
Middlewick Wind Farm Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	—	ELECTRICITY PRODUCTION
Motor 2011 Holdings Limited (b)	United Kingdom	—	(a)	—	—	—	SECURITIZATION

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
Motor 2011 PLC (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	SECURITIZATION
Motor 2012 Holdings Limited	United Kingdom	—	(a)	—	—	—	SECURITIZATION
Motor 2012 PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	SECURITIZATION
Motor 2013-1 Holdings Limited	United Kingdom	—	(a)	—	—	—	SECURITIZATION
Motor 2013-1 PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	—	SECURITIZATION
Motor 2014-1 Holdings Limited	United Kingdom	—	(a)	—	—	—	SECURITIZATION
Motor 2014-1 PLC	United Kingdom	0.00%	100.00%	100.00%	—	—	SECURITIZATION
Multinegocios S.A.	Chile	0.00%	99.54%	100.00%	100.00%	100.00%	ADVISORY SERVICES
Multiservicios de Negocios Limitada	Chile	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCIAL SERVICES
Natixis Corporate Financement – Compartment Hexagone	France	100.00%	0.00%	100.00%	100.00%	—	INVESTMENT FUND
Naviera Mirambel, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Naviera Trans Gas, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	100.00%	FULL-SERVICE LEASING
Naviera Trans Iron, S.L.	Spain	100.00%	0.00%	100.00%	—	—	LEASING
Naviera Trans Ore, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	100.00%	FULL-SERVICE LEASING
Naviera Trans Wind, S.L.	Spain	99.99%	0.01%	100.00%	100.00%	100.00%	FULL-SERVICE LEASING
Nebraska Wind I LLC	United States	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Norbest AS	Norway	7.94%	92.06%	100.00%	100.00%	100.00%	SECURITIES INVESTMENT
Novimovest – Fundo de Investimento Imobiliário	Portugal	0.00%	77.11%	77.26%	71.60%	—	INVESTMENT FUND
NW Services CO.	United States	0.00%	100.00%	100.00%	100.00%	100.00%	E-COMMERCE
Oildor, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	99.99%	FINANCE
Open Bank, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	BANKING
Optimal Alternative Investments, S.G.I.I.C., S.A.	Spain	0.00%	100.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Optimal Investment Services SA	Switzerland	0.00%	100.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Optimal Multiadvisors Ireland Plc / Optimal Strategic US Equity Ireland Euro Fund	Ireland	0.00%	54.18%	51.25%	51.25%	51.09%	FUND MANAGEMENT COMPANY
Optimal Multiadvisors Ireland Plc / Optimal Strategic US Equity Ireland US Dollar Fund	Ireland	0.00%	44.14%	51.62%	51.26%	54.47%	FUND MANAGEMENT COMPANY

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
Optimal Multiadvisors Ltd / Optimal Strategic US Equity Series (consolidated)	Bahamas	0.00%	54.35%	54.89%	54.10%	63.79%	FUND MANAGEMENT COMPANY
Parasant SA	Switzerland	100.00%	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Parque Eólico el Mezquite, S.A.P.I. de C.V.	Mexico	0.00%	82.15%	82.15%	41.07%	50.00%	ELECTRICITY PRODUCTION
Parque Eólico la Carabina I, S.A.P.I. de C.V.	Mexico	0.00%	82.15%	82.15%	41.07%	50.00%	ELECTRICITY PRODUCTION
Parque Eólico la Carabina II, S.A.P.I. de C.V.	Mexico	0.00%	82.15%	82.15%	41.07%	50.00%	ELECTRICITY PRODUCTION
Paseo Comercial Carlos III, S.A.	Spain	0.00%	27.94%	50.00%	—	—	SHOPPING CENTRE
PBE Companies, LLC	United States	0.00%	100.00%	100.00%	100.00%	100.00%	PROPERTY
PECOH Limited	United Kingdom	0.00%	100.00%	100.00%	—	—	SECURITIZATION
Penmanshiel Energy Limited	United Kingdom	0.00%	100.00%	100.00%	—	—	ELECTRICITY PRODUCTION
Pentapolitano, S.A.	Spain	0.00%	55.89%	100.00%	—	—	PROPERTY
Pereda Gestión, S.A.	Spain	99.99%	0.01%	100.00%	100.00%	100.00%	HOLDING COMPANY
Phoenix C1 Aviation Limited	Ireland	—	(a)	—	—	—	FULL-SERVICE LEASING
Pingham International, S.A.	Uruguay	0.00%	100.00%	100.00%	100.00%	100.00%	SERVICES
Portada S.A. in liquidation (b)	Chile	0.00%	96.17%	96.17%	96.17%	96.17%	FINANCE
Portal Universia Argentina S.A.	Argentina	0.00%	75.75%	75.75%	75.75%	75.75%	INTERNET
Portal Universia Portugal, Prestação de Serviços de Informática, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	100.00%	INTERNET
Portal Universia, S.A.	Spain	0.00%	88.07%	88.07%	56.56%	56.56%	INTERNET
Produban Servicios Informáticos Generales, S.L.	Spain	99.96%	0.04%	100.00%	100.00%	100.00%	SERVICES
Produban Serviços de Informática S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	100.00%	IT SERVICES
Programa Multi Sponsor PMS, S.A.	Spain	50.00%	50.00%	100.00%	100.00%	100.00%	ADVERTISING
Project Maple I B.V.	The Netherlands	0.00%	55.89%	100.00%	—	—	SECURITIES INVESTMENT
Promociones Vallebramen, S.L.	Spain	0.00%	55.89%	100.00%	—	—	PROPERTY
Promociones y Servicios Monterrey, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	100.00%	PROPERTY
Promociones y Servicios Santiago, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	100.00%	PROPERTY
Promodomus Desarrollo de Activos, S.L.	Spain	0.00%	100.00%	100.00%	51.00%	51.00%	PROPERTY
Proyecto Huajache SpA	Chile	0.00%	80.00%	80.00%	—	—	ELECTRICITY PRODUCTION

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
Proyecto Raki SpA	Chile	0.00%	80.00%	80.00%	—	—	ELECTRICITY PRODUCTION
PSA Italia S.p.A.	Italy	0.00%	50.00%	50.00%	—	—	SECURITIZATION
Punta Lima, LLC	United States	0.00%	100.00%	100.00%	100.00%	—	LEASING
Puntoform, S.L.	Spain	0.00%	51.86%	100.00%	100.00%	100.00%	TRAINING
REB Empreendimentos e Administradora de Bens S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Reintegra, S.A.	Spain	55.00%	45.00%	100.00%	100.00%	100.00%	SERVICES
Reliz Sp. z o.o. w upadłości likwidacyjnej (b)	Poland	0.00%	69.41%	100.00%	100.00%	—	FULL-SERVICE LEASING
Retail Financial Services Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Riobank International (Uruguay) SAIFE (b)	Uruguay	0.00%	100.00%	100.00%	100.00%	100.00%	BANKING
Rosenlease, S.L.	Spain	99.99%	0.01%	100.00%	100.00%	99.99%	FULL-SERVICE LEASING
Rosteral, SICAV, S.A.	Spain	99.85%	0.13%	99.98%	99.98%	—	OPEN-END INVESTMENT COMPANY
Ruevilliot 26, S.L.	Spain	70.00%	0.00%	70.00%	70.00%	70.00%	PROPERTY
Sadorma 2003, S.L.	Spain	0.00%	55.89%	100.00%	—	—	HOTEL OPERATIONS
Saja Eca Limited	Ireland	—	(a)	—	—	—	FINANCE
SAM UK Investment Holdings Limited	United Kingdom	77.67%	22.33%	100.00%	100.00%	—	HOLDING COMPANY
Sancap Investimentos e Participações S.A.	Brazil	0.00%	89.02%	100.00%	100.00%	100.00%	HOLDING COMPANY
Saninv - Gestão e Investimentos, Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Sansol S.r.l.	Italy	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander (CF Trustee Property Nominee) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	SERVICES
Santander (CF Trustee) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	ASSET MANAGEMENT COMPANY
Santander (UK) Group Pension Schemes Trustees Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	ASSET MANAGEMENT COMPANY
Santander Agente de Valores Limitada	Chile	0.00%	67.33%	100.00%	100.00%	100.00%	SECURITIES COMPANY
Santander Ahorro Inmobiliario 2 S.I.I., S.A.	Spain	85.50%	0.01%	85.51%	85.51%	78.06%	REAL ESTATE INVESTMENT
Santander AM Holding, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Asset Finance (December) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	LEASING
Santander Asset Finance plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	LEASING

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
Santander Asset Management - Sociedade Gestora de Fundos de Investimento Mobiliário, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Asset Management Chile S.A.	Chile	0.01%	99.83%	100.00%	100.00%	100.00%	SECURITIES INVESTMENT
Santander Back-Offices Globales Especializados, S.A.	Spain	99.99%	0.01%	100.00%	100.00%	100.00%	SERVICES
Santander Back-Offices Globales Mayoristas, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	SERVICES
Santander Banca de Inversión Colombia, S.A.S.	Colombia	0.00%	100.00%	100.00%	100.00%	—	FINANCIAL SERVICES
Santander BanCorp	Puerto Rico	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Bank & Trust Ltd.	Bahamas	0.00%	100.00%	100.00%	100.00%	100.00%	BANKING
Santander Bank, National Association	United States	0.00%	100.00%	100.00%	100.00%	100.00%	BANKING
Santander Benelux, S.A./N.V.	Belgium	100.00%	0.00%	100.00%	100.00%	100.00%	BANKING
Santander Brasil Administradora de Consórcio Ltda.	Brazil	0.00%	89.02%	100.00%	100.00%	100.00%	SERVICES
Santander Brasil Advisory Services S.A.	Brazil	0.00%	85.93%	96.52%	96.52%	96.52%	CONSULTANCY SERVICES
Santander Brasil, EFC, S.A.	Spain	0.00%	89.02%	100.00%	100.00%	100.00%	FINANCE
Santander Capital Desarrollo, SGECR, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	VENTURE CAPITAL COMPANY
Santander Capital Structuring, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	100.00%	COMMERCE
Santander Capitalização S.A.	Brazil	0.00%	89.02%	100.00%	100.00%	100.00%	INSURANCE
Santander Carbón Finance, S.A.	Spain	99.98%	0.02%	100.00%	100.00%	100.00%	SECURITIES INVESTMENT
Santander Cards Ireland Limited	Ireland	0.00%	100.00%	100.00%	100.00%	100.00%	CARDS
Santander Cards Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	CARDS
Santander Cards UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Santander Carteras, S.G.C., S.A.	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Central Hispano Financial Services Limited (b)	Cayman Islands	100.00%	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Central Hispano Issuances Limited	Cayman Islands	100.00%	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Chile Holding S.A.	Chile	22.11%	77.43%	99.54%	99.54%	99.54%	HOLDING COMPANY
Santander Commercial Paper, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Consulting (Beijing) Co., Ltd.	China	0.00%	100.00%	100.00%	100.00%	100.00%	ADVISORY SERVICES
Santander Consumer (UK) plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
Santander Consumer ABS Funding 1 LLC	United States	0.00%	60.46%	100.00%	—	—	FINANCE
Santander Consumer ABS Funding 2 LLC	United States	0.00%	60.46%	100.00%	—	—	FINANCE
Santander Consumer Auto Receivables Funding 2011-A LLC	United States	0.00%	60.46%	100.00%	—	—	FINANCE
Santander Consumer Auto Receivables Funding 2013-B1 LLC	United States	0.00%	60.46%	100.00%	—	—	FINANCE
Santander Consumer Auto Receivables Funding 2013-B2 LLC	United States	0.00%	60.46%	100.00%	—	—	FINANCE
Santander Consumer Auto Receivables Funding 2013-B3 LLC	United States	0.00%	60.46%	100.00%	—	—	FINANCE
Santander Consumer Auto Receivables Funding 2013-L1 LLC	United States	0.00%	60.46%	100.00%	—	—	FINANCE
Santander Consumer Auto Receivables Funding 2014-B1 LLC	United States	0.00%	60.46%	100.00%	—	—	FINANCE
Santander Consumer Auto Receivables Funding 2014-B2 LLC	United States	0.00%	60.46%	100.00%	—	—	FINANCE
Santander Consumer Auto Receivables Funding 2014-B3 LLC	United States	0.00%	60.46%	100.00%	—	—	FINANCE
Santander Consumer Auto Receivables Funding 2014-B4 LLC	United States	0.00%	60.46%	100.00%	—	—	FINANCE
Santander Consumer Auto Receivables Funding 2014-B5 LLC	United States	0.00%	60.46%	100.00%	—	—	FINANCE
Santander Consumer Auto Receivables Funding 2014-B6 LLC	United States	0.00%	60.46%	100.00%	—	—	INACTIVE
Santander Consumer Auto Receivables Funding 2014-L1 LLC	United States	0.00%	60.46%	100.00%	—	—	FINANCE
Santander Consumer Bank AB	Sweden	0.00%	100.00%	100.00%	—	—	BANKING
Santander Consumer Bank AG	Germany	0.00%	100.00%	100.00%	100.00%	100.00%	BANKING
Santander Consumer Bank AS	Norway	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Santander Consumer Bank GmbH	Austria	0.00%	100.00%	100.00%	100.00%	100.00%	BANKING
Santander Consumer Bank S.A.	Poland	0.00%	81.65%	100.00%	100.00%	70.00%	BANKING
Santander Consumer Bank S.p.A.	Italy	0.00%	100.00%	100.00%	100.00%	100.00%	BANKING
Santander Consumer Beteiligungsverwaltungsgesellschaft mbH	Germany	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Consumer Captive Auto Funding 5 LLC	United States	0.00%	60.46%	100.00%	—	—	FINANCE

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
Santander Consumer Captive Auto Funding LLC	United States	0.00%	60.46%	100.00%	—	—	FINANCE
Santander Consumer Chile S.A.	Chile	51.00%	0.00%	51.00%	51.00%	51.00%	FINANCE
Santander Consumer Credit Funding 2 LLC	United States	0.00%	60.46%	100.00%	—	—	FINANCE
Santander Consumer Credit Funding I LLC	United States	0.00%	60.46%	100.00%	—	—	FINANCE
Santander Consumer Credit Services Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Santander Consumer Finance Benelux B.V.	The Netherlands	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Santander Consumer Finance Media S.r.l. - in liquidazione (b)	Italy	0.00%	65.00%	65.00%	65.00%	65.00%	FINANCE
Santander Consumer Finance Oy	Finland	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Santander Consumer Finance Zrt.	Hungary	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Santander Consumer Finance, S.A.	Spain	63.19%	36.81%	100.00%	100.00%	100.00%	BANKING
Santander Consumer Finanse S.A.	Poland	0.00%	81.65%	100.00%	100.00%	70.00%	SERVICES
Santander Consumer France S.A.S.	France	0.00%	100.00%	100.00%	—	—	HOLDING COMPANY
Santander Consumer Funding 3 LLC	United States	0.00%	60.46%	100.00%	—	—	FINANCE
Santander Consumer Funding 5 LLC	United States	0.00%	60.46%	100.00%	—	—	FINANCE
Santander Consumer Holding Austria GmbH	Austria	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Consumer Holding GmbH	Germany	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Consumer Leasing GmbH	Germany	0.00%	100.00%	100.00%	100.00%	100.00%	LEASING
Santander Consumer Multirent Sp. z o.o.	Poland	0.00%	81.65%	100.00%	100.00%	100.00%	LEASING
Santander Consumer Receivables 10 LLC	United States	0.00%	60.46%	100.00%	—	—	FINANCE
Santander Consumer Receivables 11 LLC	United States	0.00%	60.46%	100.00%	—	—	FINANCE
Santander Consumer Receivables 3 LLC	United States	0.00%	60.46%	100.00%	—	—	FINANCE
Santander Consumer Receivables 4 LLC	United States	0.00%	60.46%	100.00%	—	—	FINANCE
Santander Consumer Receivables 7 LLC	United States	0.00%	60.46%	100.00%	—	—	FINANCE
Santander Consumer Receivables 9 LLC	United States	0.00%	60.46%	100.00%	—	—	FINANCE
Santander Consumer Receivables Funding LLC	United States	0.00%	60.46%	100.00%	—	—	FINANCE
Santander Consumer Renting, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	100.00%	FULL-SERVICE LEASING
Santander Consumer Services GmbH	Austria	0.00%	100.00%	100.00%	100.00%	100.00%	SERVICES

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
Santander Consumer Unifin S.p.A.	Italy	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Santander Consumer USA Holdings Inc.	United States	0.00%	60.46%	60.46%	64.97%	64.97%	HOLDING COMPANY
Santander Consumer USA Inc.	United States	0.00%	60.46%	100.00%	—	—	FINANCE
Santander Consumer, EFC, S.A.	Spain	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Santander Consumo Perú S.A.	Peru	55.00%	0.00%	55.00%	55.00%	55.00%	FINANCE
Santander Consumo, S.A. de C.V., SOFOM, E.R.	Mexico	0.00%	75.05%	100.00%	100.00%	100.00%	CARDS
Santander Corredora de Seguros Limitada	Chile	0.00%	67.10%	100.00%	100.00%	100.00%	INSURANCE BROKER
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Brazil	0.00%	89.02%	100.00%	100.00%	100.00%	SECURITIES COMPANY
Santander de Titulización S.G.F.T., S.A.	Spain	81.00%	19.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Drive Auto Receivables LLC	United States	0.00%	60.46%	100.00%	—	—	FINANCE
Santander Drive Auto Receivables Trust 2010-3	United States	—	(a)	—	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2010-B	United States	—	(a)	—	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2011-1	United States	—	(a)	—	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2011-2	United States	—	(a)	—	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2011-3	United States	—	(a)	—	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2011-4	United States	—	(a)	—	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2012-1	United States	—	(a)	—	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2012-2	United States	—	(a)	—	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2012-3	United States	—	(a)	—	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2012-4	United States	—	(a)	—	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2012-5	United States	—	(a)	—	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2012-6	United States	—	(a)	—	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2012-A	United States	—	(a)	—	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2013-1	United States	—	(a)	—	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2013-2	United States	—	(a)	—	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2013-3	United States	—	(a)	—	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2013-4	United States	—	(a)	—	—	—	SECURITIZATION

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
Santander Drive Auto Receivables Trust 2013-5	United States	—	(a)	—	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2013-A	United States	—	(a)	—	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2014-1	United States	—	(a)	—	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2014-2	United States	—	(a)	—	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2014-3	United States	—	(a)	—	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2014-4	United States	—	(a)	—	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2014-5	United States	—	(a)	—	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2014-S1	United States	—	(a)	—	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2014-S2	United States	—	(a)	—	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2014-S3	United States	—	(a)	—	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2014-S4	United States	—	(a)	—	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2014-S5	United States	—	(a)	—	—	—	SECURITIZATION
Santander Drive Auto Receivables Trust 2014-S6	United States	—	(a)	—	—	—	SECURITIZATION
Santander Energías Renovables I, SCR de Régimen Simplificado, S.A.	Spain	56.76%	0.00%	56.76%	56.76%	56.76%	VENTURE CAPITAL COMPANY
Santander Envíos, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	TRANSFER OF FUNDS FOR IMMIGRANTS
Santander Equity Investments Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Santander Estates Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	PROPERTY
Santander Factoring S.A.	Chile	0.00%	99.54%	100.00%	100.00%	100.00%	FACTORING
Santander Factoring y Confirming, S.A., E.F.C.	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	FACTORING
Santander Finance 2012-1 LLC	United States	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCIAL SERVICES
Santander Financial Exchanges Limited	United Kingdom	100.00%	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Financial Products plc	Ireland	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Santander Financial Services, Inc.	Puerto Rico	100.00%	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Fintech Limited	United Kingdom	0.00%	100.00%	100.00%	—	—	SECURITIZATION
Santander Fund Administration, S.A.	Spain	0.00%	100.00%	100.00%	—	—	FUND MANAGEMENT COMPANY
Santander Fundo de Investimento Amazonas Multimercado Crédito Privado Investimento no Exterior	Brazil	0.00%	89.02%	100.00%	100.00%	—	INVESTMENT FUND

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
Santander Fundo de Investimento Diamantina Multimercado Crédito Privado Investimento no Exterior	Brazil	0.00%	89.02%	100.00%	100.00%	—	INVESTMENT FUND
Santander Fundo de Investimento em Cotas de Fundos de Investimento Contract i Referenciado DI	Brazil	0.00%	93.34%	100.00%	100.00%	—	INVESTMENT FUND
Santander Fundo de Investimento Financial Curto Prazo	Brazil	0.00%	89.01%	100.00%	100.00%	—	INVESTMENT FUND
Santander Fundo de Investimento Guarujá Multimercado Crédito Privado Investimento no Exterior	Brazil	0.00%	89.02%	100.00%	100.00%	—	INVESTMENT FUND
Santander Fundo de Investimento Renda Fixa Capitalization	Brazil	0.00%	89.02%	100.00%	100.00%	—	INVESTMENT FUND
Santander Fundo de Investimento SBAC Referenciado di Crédito Privado	Brazil	0.00%	89.02%	100.00%	100.00%	—	INVESTMENT FUND
Santander Fundo de Investimento Unix Multimercado Crédito Privado	Brazil	0.00%	89.02%	100.00%	100.00%	—	INVESTMENT FUND
Santander GBM Secured Financing Limited	Ireland	—	(a)	—	—	—	SECURITIZATION
Santander Gestão de Activos, SGPS, S.A.	Portugal	0.00%	99.80%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Gestión de Recaudación y Cobranzas Ltda.	Chile	0.00%	99.54%	100.00%	100.00%	100.00%	FINANCIAL SERVICES
Santander Gestión Inmobiliaria, S.A.	Spain	0.01%	99.99%	100.00%	100.00%	100.00%	PROPERTY
Santander Global Consumer Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Santander Global Facilities, S.A. de C.V.	Mexico	100.00%	0.00%	100.00%	100.00%	100.00%	PROPERTY MANAGEMENT
Santander Global Facilities, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	PROPERTY
Santander Global Property México, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	100.00%	PROPERTY
Santander Global Property U.S.A., Inc.	United States	0.00%	100.00%	100.00%	100.00%	100.00%	SERVICES
Santander Global Property, S.L.	Spain	97.34%	2.66%	100.00%	100.00%	100.00%	SECURITIES INVESTMENT
Santander Global Services, S.A. (b)	Uruguay	0.00%	100.00%	100.00%	100.00%	100.00%	SERVICES
Santander Global Sport, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	SPORTS OPERATIONS
Santander Guarantee Company	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	LEASING
Santander Hipotecario 1 Fondo de Titulización de Activos	Spain	—	(a)	—	—	—	SECURITIZATION
Santander Hipotecario 2 Fondo de Titulización de Activos	Spain	—	(a)	—	—	—	SECURITIZATION
Santander Hipotecario 3 Fondo de Titulización de Activos	Spain	—	(a)	—	—	—	SECURITIZATION
Santander Hipotecario, S.A. de C.V., SOFOM, E.R.	Mexico	0.00%	75.05%	100.00%	100.00%	100.00%	FINANCE
Santander Holanda B.V.	The Netherlands	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
Santander Holding Canada Inc.	Canada	100.00%	0.00%	100.00%	—	—	HOLDING COMPANY
Santander Holding Internacional, S.A.	Spain	99.95%	0.05%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Holding Vivienda, S.A. de C.V.	Mexico	0.00%	75.05%	100.00%	100.00%	100.00%	SERVICES
Santander Holdings USA, Inc.	United States	100.00%	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Insurance Agency, Inc.	Puerto Rico	0.00%	100.00%	100.00%	100.00%	100.00%	INSURANCE BROKER
Santander Insurance Agency, U.S., LLC	United States	0.00%	100.00%	100.00%	100.00%	100.00%	INSURANCE
Santander Insurance Holding, S.L.	Spain	99.99%	0.01%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Insurance Services UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	ASSET MANAGEMENT COMPANY
Santander Intermediación Correduría de Seguros, S.A.	Spain	0.00%	100.00%	100.00%	100.00%	100.00%	INSURANCE BROKER
Santander International Debt, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander International Products, Plc.	Ireland	99.99%	0.01%	100.00%	100.00%	99.99%	FINANCE
Santander Inversiones S.A.	Chile	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Investment Bank Limited	Bahamas	0.00%	100.00%	100.00%	100.00%	100.00%	BANKING
Santander Investment Bolsa, S.V., S.A.	Spain	0.00%	100.00%	100.00%	100.00%	100.00%	SECURITIES COMPANY
Santander Investment Chile Limitada	Chile	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Santander Investment I, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Investment Limited	Bahamas	0.00%	100.00%	100.00%	100.00%	100.00%	INACTIVE
Santander Investment Securities Inc.	United States	0.00%	100.00%	100.00%	100.00%	100.00%	SECURITIES COMPANY
Santander Investment, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	BANKING
Santander ISA Managers Limited	United Kingdom	0.00%	100.00%	100.00%	50.00%	100.00%	FUND AND PORTFOLIO MANAGER
Santander Issuances, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Lease, S.A., E.F.C.	Spain	70.00%	30.00%	100.00%	100.00%	100.00%	LEASING
Santander Leasing S.A. Arrendamento Mercantil	Brazil	0.00%	89.01%	99.99%	99.99%	99.99%	LEASING
Santander Leasing, LLC	United States	0.00%	100.00%	100.00%	100.00%	100.00%	LEASING
Santander Lending Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	MORTGAGE LOAN COMPANY
Santander Mediación Operador de Banca-Seguros Vinculado, S.A.	Spain	34.00%	65.50%	100.00%	100.00%	100.00%	INSURANCE BROKERAGE

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
Santander Merchant S.A.	Argentina	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Santander Microcrédito Assessoria Financeira S.A.	Brazil	0.00%	89.02%	100.00%	100.00%	100.00%	FINANCIAL SERVICES
Santander Multiobrigações - Fundo de Investimento Mobiliário Aberto de Obrigações de Taxa variável	Portugal	0.00%	91.77%	91.94%	91.20%	—	INVESTMENT FUND
Santander Operaciones Retail, S.A.	Spain	0.00%	100.00%	100.00%	100.00%	100.00%	SERVICES
Santander Overseas Bank, Inc.	Puerto Rico	0.00%	100.00%	100.00%	100.00%	100.00%	BANKING
Santander Paraty Qif PLC	Ireland	0.00%	89.02%	100.00%	100.00%	—	INVESTMENT COMPANY
Santander Participações S.A.	Brazil	0.00%	89.02%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Pensões - Sociedade Gestora de Fundos de Pensões, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	100.00%	PENSION FUND MANAGEMENT COMPANY
Santander Perpetual, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Private Banking Gestión, S.A., S.G.I.I.C.	Spain	0.00%	100.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Private Banking S.p.A.	Italy	100.00%	0.00%	100.00%	100.00%	100.00%	BANKING
Santander Private Banking UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	PROPERTY
Santander Private Equity, S.A., S.G.E.C.R.	Spain	90.00%	9.98%	100.00%	100.00%	100.00%	VENTURE CAPITAL MANAGEMENT COMPANY
Santander Private Real Estate Advisory & Management, S.A.	Spain	0.00%	100.00%	100.00%	100.00%	100.00%	PROPERTY
Santander Private Real Estate Advisory, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	PROPERTY
Santander Public Sector SCF, S.A.	France	94.00%	6.00%	100.00%	100.00%	—	FINANCE
Santander Real Estate, S.G.I.I.C., S.A.	Spain	0.00%	100.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Revolving Asset Funding 1 LLC	United States	0.00%	60.46%	100.00%	—	—	INACTIVE
Santander Río Servicios S.A.	Argentina	0.00%	99.97%	100.00%	100.00%	100.00%	ADVISORY SERVICES
Santander Río Trust S.A.	Argentina	0.00%	99.97%	100.00%	100.00%	100.00%	SERVICES
Santander Río Valores S.A.	Argentina	0.00%	99.34%	100.00%	100.00%	100.00%	SECURITIES COMPANY
Santander RSPE 1 LLC	United States	0.00%	60.46%	100.00%	—	—	INACTIVE
Santander RSPE 5 LLC	United States	0.00%	60.46%	100.00%	—	—	INACTIVE
Santander RSPE 6 LLC	United States	0.00%	60.46%	100.00%	—	—	INACTIVE
Santander S.A. - Serviços Técnicos, Administrativos e de Corretagem de Seguros	Brazil	0.00%	93.34%	100.00%	100.00%	100.00%	INSURANCE BROKER

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
Santander S.A. Corredores de Bolsa	Chile	0.00%	83.18%	100.00%	100.00%	100.00%	SECURITIES COMPANY
Santander S.A. Sociedad Securitizadora	Chile	0.00%	67.13%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Secretariat Services Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Securities LLC	Puerto Rico	0.00%	100.00%	100.00%	100.00%	100.00%	SECURITIES COMPANY
Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	0.00%	89.02%	100.00%	100.00%	100.00%	MANAGEMENT COMPANY
Santander Securities Services Brasil Participações S.A.	Brazil	0.00%	100.00%	100.00%	—	—	HOLDING COMPANY
Santander Securities Services, S.A.	Spain	0.00%	100.00%	100.00%	100.00%	100.00%	BANKING
Santander Seguros y Reaseguros, Compañía Aseguradora, S.A.	Spain	0.00%	100.00%	100.00%	100.00%	100.00%	INSURANCE
Santander Service GmbH	Germany	0.00%	100.00%	100.00%	100.00%	100.00%	SERVICES
Santander Servicios Corporativos, S.A. de C.V.	Mexico	0.00%	75.05%	100.00%	100.00%	100.00%	SERVICES
Santander Servicios Especializados, S.A. de C.V.	Mexico	0.00%	75.05%	100.00%	100.00%	100.00%	FINANCIAL SERVICES
Santander Tecnología y Operaciones A.E.I.E.	Spain	—	(a)	—	—	—	SERVICES
Santander Totta Seguros, Companhia de Seguros de Vida, S.A.	Portugal	0.00%	99.89%	100.00%	100.00%	100.00%	INSURANCE
Santander Totta, SGPS, S.A.	Portugal	0.00%	99.89%	99.89%	99.88%	99.87%	HOLDING COMPANY
Santander Trade Services Limited	Hong Kong	0.00%	100.00%	100.00%	100.00%	100.00%	SERVICES
Santander UK Foundation Limited	United Kingdom	—	(a)	—	—	—	CHARITY
Santander UK Group Holdings Limited	United Kingdom	77.67%	22.33%	100.00%	0.00%	—	FINANCE
Santander UK Investments	United Kingdom	100.00%	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander UK plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	BANKING
Santander US Debt, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Vivienda, S.A. de C.V. SOFOM E.R. Grupo Financiero Santander México	Mexico	0.00%	75.05%	100.00%	100.00%	—	FINANCE
Santos Energia Participações S.A.	Brazil	0.00%	89.02%	100.00%	100.00%	99.99%	HOLDING COMPANY
Santotta-Internacional, SGPS, Sociedade Unipessoal, Lda.	Portugal	0.00%	99.80%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santusa Holding, S.L.	Spain	69.76%	30.24%	100.00%	100.00%	100.00%	HOLDING COMPANY
SC Austria Finance 2013-1 S.A.	Luxembourg	—	(a)	—	—	—	SECURITIZATION

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
SC Germany Auto 08-2 Limited (b)	Ireland	—	(a)	—	—	—	SECURITIZATION
SC Germany Auto 2009-1 Limited (b)	Ireland	—	(a)	—	—	—	SECURITIZATION
SC Germany Auto 2010-1 UG (haftungsbeschränkt) (b)	Germany	—	(a)	—	—	—	SECURITIZATION
SC Germany Auto 2011-1 UG (haftungsbeschränkt)	Germany	—	(a)	—	—	—	SECURITIZATION
SC Germany Auto 2011-2 UG (haftungsbeschränkt)	Germany	—	(a)	—	—	—	SECURITIZATION
SC Germany Auto 2013-1 UG (haftungsbeschränkt)	Germany	—	(a)	—	—	—	SECURITIZATION
SC Germany Auto 2013-2 UG (haftungsbeschränkt)	Germany	—	(a)	—	—	—	SECURITIZATION
SC Germany Auto 2014-1 UG (haftungsbeschränkt)	Germany	—	(a)	—	—	—	SECURITIZATION
SC Germany Auto 2014-2 UG (haftungsbeschränkt)	Germany	—	(a)	—	—	—	SECURITIZATION
SC Germany Consumer 10-1 Limited (b)	Ireland	—	(a)	—	—	—	SECURITIZATION
SC Germany Consumer 2013-1 UG (haftungsbeschränkt)	Germany	—	(a)	—	—	—	SECURITIZATION
SC Germany Consumer 2014-1 UG (haftungsbeschränkt)	Germany	—	(a)	—	—	—	SECURITIZATION
SC Germany Vehicles 2013-1 UG (haftungsbeschränkt)	Germany	—	(a)	—	—	—	SECURITIZATION
SC Poland Auto 2014-1 Limited	Ireland	—	(a)	—	—	—	SECURITIZATION
SCF Ajoneuvohallinta Limited	Ireland	—	(a)	—	—	—	SECURITIZATION
SCF Ajoneuvohallinto Limited (b)	Ireland	—	(a)	—	—	—	SECURITIZATION
SCF Rahoituspalvelut 2013 Limited	Ireland	—	(a)	—	—	—	SECURITIZATION
SCF Rahoituspalvelut Limited	Ireland	—	(a)	—	—	—	SECURITIZATION
SCFI Ajoneuvohallinto Limited	Ireland	—	(a)	—	—	—	SECURITIZATION
SCFI Rahoituspalvelut Limited (b)	Ireland	—	(a)	—	—	—	SECURITIZATION
SCI BANBY PRO	France	0.00%	90.00%	100.00%	100.00%	100.00%	PROPERTY
Scottish Mutual Pensions Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	INSURANCE
Secucor Finance 2013-1 Limited	Ireland	—	(a)	—	—	—	SECURITIZATION
Serfin International Bank and Trust, Limited	Cayman Islands	0.00%	99.80%	100.00%	100.00%	100.00%	BANKING
Services and Promotions Delaware Corp.	United States	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Services and Promotions Miami LLC	United States	0.00%	100.00%	100.00%	100.00%	100.00%	PROPERTY
Servicio de Alarmas Controladas por Ordenador, S.A.	Spain	99.99%	0.01%	100.00%	100.00%	100.00%	SECURITY

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
Servicios Administrativos y Financieros Ltda.	Chile	0.00%	100.00%	100.00%	100.00%	100.00%	SERVICES
Servicios Corporativos Seguros Serfin, S.A. de C.V. (b)	Mexico	0.00%	100.00%	100.00%	100.00%	100.00%	SERVICES
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Sheppards Moneybrokers Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	ADVISORY SERVICES
Shiloh III Wind Project, LLC	United States	0.00%	100.00%	100.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
SIAF LLC	United States	0.00%	60.46%	100.00%	—	—	FINANCE
Silk Finance No. 3 Limited	Ireland	—	(a)	—	—	—	SECURITIZATION
Sinvest Inversiones y Asesorías Limitada	Chile	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Sistema 4B, S.L. (consolidated)	Spain	68.80%	0.00%	68.80%	68.80%	67.67%	CARDS
Sociedad Integral de Valoraciones Automatizadas, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	APPRAISALS
Società Energetica Vibonese Due S.r.l.	Italy	0.00%	100.00%	100.00%	100.00%	—	ELECTRICITY PRODUCTION
Socur, S.A.	Uruguay	100.00%	0.00%	100.00%	100.00%	100.00%	FINANCE
Sol Orchard Imperial 1 LLC	United States	0.00%	81.94%	100.00%	—	—	ELECTRICITY PRODUCTION
Solar Red, SGPS, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	50.00%	HOLDING COMPANY
Solarlaser Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	PROPERTY
SOV APEX LLC	United States	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Sovereign Capital Trust IX	United States	0.00%	100.00%	100.00%	100.00%	100.00%	INACTIVE
Sovereign Capital Trust VI	United States	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Sovereign Community Development Company	United States	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Sovereign Delaware Investment Corporation	United States	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Sovereign Lease Holdings, LLC	United States	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCIAL SERVICES
Sovereign Precious Metals, LLC	United States	0.00%	100.00%	100.00%	100.00%	100.00%	PURCHASE AND SALE OF PRECIOUS METALS
Sovereign REIT Holdings, Inc.	United States	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Sovereign Securities Corporation, LLC	United States	0.00%	100.00%	100.00%	100.00%	100.00%	INACTIVE
Sovereign Spirit Limited (e)	Bermuda	0.00%	100.00%	100.00%	100.00%	100.00%	LEASING
Sterrebeeck B.V.	The Netherlands	100.00%	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
Suleyado 2003, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	100.00%	SECURITIES INVESTMENT
Super Pagamentos e Administração de Meios Eletrônicos S.A.	Brazil	0.00%	44.51%	50.00%	—	—	PAYMENT SERVICES
Suzuki Servicios Financieros, S.L.	Spain	0.00%	51.00%	51.00%	51.00%	51.00%	INTERMEDIATION
Svensk Autofinans 1 Limited	Ireland	—	(a)	—	—	—	SECURITIZATION
Svensk Autofinans WH 1 Ltd	Ireland	—	(a)	—	—	—	SECURITIZATION
Swesant SA	Switzerland	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Synergy Abstract, LP	United States	0.00%	70.00%	70.00%	70.00%	70.00%	INSURANCE
Taxagest Sociedade Gestora de Participações Sociais, S.A.	Portugal	0.00%	99.80%	100.00%	100.00%	100.00%	HOLDING COMPANY
Teatinos Siglo XXI Inversiones S.A.	Chile	50.00%	50.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Texas Wind I LLC	United States	0.00%	100.00%	100.00%	—	—	ELECTRICITY PRODUCTION
Texas Wind II LLC	United States	0.00%	100.00%	100.00%	—	—	ELECTRICITY PRODUCTION
The Alliance & Leicester Corporation Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	PROPERTY
The National & Provincial Building Society Pension Fund Trustees Limited	United Kingdom	—	(a)	—	—	—	ASSET MANAGEMENT COMPANY
Time Finance Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	SERVICES
Time Retail Finance Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	SERVICES
Títulos de Renta Fija, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	SECURITIES INVESTMENT
Tonopah Solar I, LLC	United States	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Toque Fale Serviços de Telemarketing Ltda.	Brazil	0.00%	78.78%	100.00%	—	—	TELEMARKETING
Tornquist Asesores de Seguros S.A. (b)	Argentina	0.00%	99.99%	99.99%	99.99%	99.99%	ADVISORY SERVICES
Totta & Açores Inc. Newark	United States	0.00%	99.80%	100.00%	100.00%	100.00%	BANKING
Totta (Ireland), PLC	Ireland	0.00%	99.80%	100.00%	100.00%	100.00%	FINANCE
Totta Urbe - Empresa de Administração e Construções, S.A.	Portugal	0.00%	99.80%	100.00%	100.00%	100.00%	PROPERTY
Trade Maps 3 Hong Kong Limited	Hong Kong	—	(a)	—	—	—	SECURITIZATION
Trade Maps 3 Ireland Limited	Ireland	—	(a)	—	—	—	SECURITIZATION
Trans Rotor Limited	United Kingdom	100.00%	0.00%	100.00%	—	—	FULL-SERVICE LEASING

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
Transacciones Electrónicas Pos Móvil S.A.	Chile	0.00%	78.78%	100.00%	—	—	E-COMMERCE
Tuttle & Son Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	COLLECTION AND PAYMENT SERVICES
Universal Support, S.A.	Spain	0.00%	51.86%	100.00%	100.00%	100.00%	TELEMARKETING
Universia Brasil S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	100.00%	INTERNET
Universia Chile S.A.	Chile	0.00%	85.85%	85.85%	85.11%	84.39%	INTERNET
Universia Colombia S.A.S.	Colombia	0.00%	100.00%	100.00%	100.00%	100.00%	INTERNET
Universia Holding, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Universia México, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	100.00%	INTERNET
Universia Perú, S.A.	Peru	0.00%	79.93%	79.93%	76.66%	84.45%	INTERNET
Universia Puerto Rico, Inc.	Puerto Rico	0.00%	100.00%	100.00%	100.00%	100.00%	INTERNET
Vailen Management, S.L.	Spain	0.00%	55.89%	100.00%	—	—	PROPERTY
Varitelia Distribuciones, S.L.	Spain	0.00%	55.89%	100.00%	—	—	PROPERTY
Vertiarama, S.L.	Spain	0.00%	55.89%	100.00%	—	—	SECURITIES INVESTMENT
Viking Collection Services Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	100.00%	FINANCE
Vista Capital de Expansión, S.A. SGECR	Spain	0.00%	50.00%	50.00%	50.00%	50.00%	VENTURE CAPITAL MANAGEMENT COMPANY
Vista Desarrollo, S.A. SCR de Régimen Simplificado	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	VENTURE CAPITAL COMPANY
W.N.P.H. Gestão e Investimentos Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	100.00%	PORTFOLIO MANAGEMENT
Wallcesa, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	100.00%	SECURITIES INVESTMENT
Wandylaw Holdings Ltd	United Kingdom	0.00%	100.00%	100.00%	100.00%	—	HOLDING COMPANY
Wandylaw Wind Farm Ltd	United Kingdom	0.00%	100.00%	100.00%	100.00%	—	ELECTRICITY PRODUCTION
Waypoint Capital Trust I	United States	0.00%	100.00%	100.00%	—	—	INACTIVE
Waypoint Capital Trust II	United States	0.00%	100.00%	100.00%	—	—	INACTIVE
Waypoint Insurance Group, Inc.	United States	0.00%	100.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Webcasas, S.A.	Brazil	0.00%	93.34%	100.00%	100.00%	—	INTERNET
Whitewick Limited	Jersey	0.00%	100.00%	100.00%	100.00%	100.00%	INACTIVE
WIM Servicios Corporativos, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	100.00%	ADVISORY SERVICES

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business
Winwick Wind Farm Limited	United Kingdom	0.00%	100.00%	100.00%	—	—	ELECTRICITY PRODUCTION
WTW Shipping Limited	Ireland	100.00%	0.00%	100.00%	—	—	LEASING

(a)	Companies over which effective control is exercised.
(b)	Company in liquidation as at December 31, 2014.
(c)	Pursuant to Article 3 of Royal Decree 1159/2010, of September 17, approving the rules for the preparation of consolidated financial statements, in order to determine voting power, the voting power relating to subsidiaries or to other persons acting in their own name but on behalf of Group companies was added to the voting power directly held by the Parent. For these purposes, the number of votes corresponding to the Parent in relation to companies over which it exercises indirect control is the number corresponding to each subsidiary holding a direct ownership interest in such companies.
(d)	See Note 2.b.v.
(e)	Company resident in the UK for tax purposes.
(1)	The preference share issuer companies are detailed in Exhibit III, together with other relevant information.

Exhibit II

Companies in which Santander Group has ownership interests of more than 5% (c), associates of Santander Group and jointly controlled entities

		% of ownership held by the Bank		% of voting power (b)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business	Type of company
3E1 Sp. z o.o.	Poland	0.00%	12.26%	21.60%	21.60%	—	ELECTRICITY PRODUCTION	—
AAC Spanish BOF 2005 B.V.	The Netherlands	0.00%	45.22%	45.22%	—	—	HOLDING COMPANY	—
Administrador Financiero de Transantiago S.A.	Chile	0.00%	13.40%	20.00%	20.00%	20.00%	COLLECTION AND PAYMENT SERVICES	Associate
Aegon Santander Generales Seguros y Reaseguros, S.A.	Spain	0.00%	49.00%	49.00%	49.00%	100.00%	INSURANCE	Jointly controlled entity
Aegon Santander Portugal Não Vida - Companhia de Seguros, S.A.	Portugal	0.00%	48.95%	49.00%	—	—	INSURANCE	Jointly controlled entity
Aegon Santander Portugal Vida - Companhia de Seguros Vida, S.A.	Portugal	0.00%	48.95%	49.00%	—	—	INSURANCE	Jointly controlled entity
Aegon Santander Vida Seguros y Reaseguros, S.A.	Spain	0.00%	49.00%	49.00%	49.00%	100.00%	INSURANCE	Jointly controlled entity
Affirmative Insurance Holdings Inc. (consolidated)	United States	0.00%	5.03%	0.00%	0.00%	0.00%	INSURANCE	—
Affirmative Investment LLC	United States	0.00%	5.03%	4.99%	4.99%	4.99%	HOLDING COMPANY	—
Agres, Agrupación Restauradores, S.L.	Spain	0.00%	43.00%	43.00%	43.00%	43.01%	RESTAURANTS	Associate
Aguas de Fuensanta, S.A.	Spain	36.78%	0.00%	36.78%	36.78%	42.21%	FOOD	Associate
Allfunds Bank International S.A.	Luxembourg	0.00%	25.25%	50.00%	50.00%	50.00%	BANKING	Jointly controlled entity
Allfunds Bank, S.A.	Spain	0.00%	25.25%	50.00%	50.00%	50.00%	BANKING	Jointly controlled entity
Allfunds International Schweiz AG	Switzerland	0.00%	25.25%	50.00%	50.00%	50.00%	SERVICES	Jointly controlled entity
Allfunds Nominee Limited	United Kingdom	0.00%	25.25%	50.00%	50.00%	50.00%	HOLDING COMPANY	Jointly controlled entity
Anekis, S.A.	Spain	24.75%	24.75%	49.50%	49.50%	49.50%	ADVERTISING	Associate
Aquajerez, S.L.	Spain	0.00%	49.00%	49.00%	49.00%	—	WATER SUPPLY	Associate

		% of ownership held by the Bank		% of voting power (b)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business	Type of company
Arena Communications Network, S.L.	Spain	20.00%	0.00%	20.00%	20.00%	20.00%	ADVERTISING	Associate
Ascan Water Services, S.L.	Spain	0.00%	60.00%	60.00%	—	—	WATER SUPPLY	Jointly controlled entity
Asturcontinental de Edificaciones, S.L. (consolidated)	Spain	0.00%	25.15%	45.00%	—	—	PROPERTY	—
Attijari Factoring Maroc, S.A.	Morocco	0.00%	28.95%	28.95%	28.95%	28.99%	FACTORING	Associate
Attijariwafa Bank Société Anonyme (consolidated)	Morocco	0.00%	5.26%	5.26%	5.26%	5.32%	BANKING	—
Autopistas del Sol S.A.	Argentina	0.00%	7.14%	7.14%	7.14%	14.17%	MOTORWAY CONCESSIONS	—
Aviva Powszechne Towarzystwo Emerytalne Aviva BZ WBK S.A.	Poland	0.00%	6.94%	10.00%	10.00%	10.00%	PENSION FUND MANAGEMENT COMPANY	—
Aviva Towarzystwo Ubezpieczeń na Życie S.A.	Poland	0.00%	6.94%	10.00%	10.00%	10.00%	INSURANCE	—
Banco Caixa Geral Totta de Angola, S.A.	Angola	0.00%	24.94%	24.99%	24.99%	24.99%	BANKING	Associate
Banco Internacional da Guiné-Bissau, S.A. (a)	Guinea-Bissau	0.00%	48.90%	49.00%	49.00%	49.00%	BANKING	—
Bank of Beijing Consumer Finance Company	China	0.00%	20.00%	20.00%	20.00%	—	FINANCE	Associate
Bank of Shanghai Co., Ltd. (consolidated)	China	7.20%	0.00%	7.20%	—	—	BANKING	—
Benim - Sociedade Imobiliária, S.A. (consolidated)	Portugal	0.00%	25.76%	25.81%	25.81%	25.81%	PROPERTY	Associate
BW Guirapá I S.A.	Brazil	0.00%	58.93%	66.19%	40.57%	—	HOLDING COMPANY	Jointly controlled entity
Cantabria Capital, SGECR, S.A.	Spain	50.00%	0.00%	50.00%	50.00%	50.00%	VENTURE CAPITAL MANAGEMENT COMPANY	Associate
Carnes Estellés, S.A. (a)	Spain	21.41%	0.00%	21.41%	21.41%	21.41%	FOOD	Associate
Cartera del Norte, S.L.	Spain	36.10%	0.00%	36.10%	36.10%	36.10%	FINANCE	Associate
CCPT - ComprarCasa, Rede Serviços Imobiliários, S.A.	Portugal	0.00%	47.56%	47.56%	47.56%	47.56%	PROPERTY SERVICES	Jointly controlled entity
Central Eólica Angical S.A.	Brazil	0.00%	58.93%	66.19%	40.57%	—	ELECTRICITY PRODUCTION	Jointly controlled entity
Central Eólica Caititu S.A.	Brazil	0.00%	58.93%	66.19%	40.57%	—	ELECTRICITY PRODUCTION	Jointly controlled entity
Central Eólica Coqueirinho S.A.	Brazil	0.00%	58.93%	66.19%	40.57%	—	ELECTRICITY PRODUCTION	Jointly controlled entity
Central Eólica Corrupião S.A.	Brazil	0.00%	58.93%	66.19%	40.57%	—	ELECTRICITY PRODUCTION	Jointly controlled entity
Central Eólica Inhambu S.A.	Brazil	0.00%	58.93%	66.19%	40.57%	—	ELECTRICITY PRODUCTION	Jointly controlled entity

		% of ownership held by the Bank		% of voting power (b)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business	Type of company
Central Eólica Tamanduá Mirim S.A.	Brazil	0.00%	58.93%	66.19%	40.57%	—	ELECTRICITY PRODUCTION	Jointly controlled entity
Central Eólica Teiu S.A.	Brazil	0.00%	58.93%	66.19%	40.57%	—	ELECTRICITY PRODUCTION	Jointly controlled entity
Centro de Compensación Automatizado S.A.	Chile	0.00%	22.34%	33.33%	33.33%	33.33%	COLLECTION AND PAYMENT SERVICES	Associate
Centro para el Desarrollo, Investigación y Aplicación de Nuevas Tecnologías, S.A.	Spain	0.00%	49.00%	49.00%	49.00%	49.00%	TECHNOLOGY	Associate
Comder Contraparte Central S.A.	Chile	0.00%	7.43%	11.09%	11.09%	—	FINANCIAL SERVICES	Associate
Companhia de Arrendamento Mercantil RCI Brasil	Brazil	0.00%	35.51%	39.89%	39.89%	39.90%	LEASING	Jointly controlled entity
Companhia de Crédito, Financiamento e Investimento RCI Brasil	Brazil	0.00%	35.51%	39.90%	39.90%	39.90%	FINANCE	Jointly controlled entity
Companhia Promotora UCI	Brazil	0.00%	25.00%	25.00%	25.00%	25.00%	FINANCIAL SERVICES	Jointly controlled entity
Compañía Española de Seguros de Crédito a la Exportación, S.A., Compañía de Seguros y Reaseguros (consolidated)	Spain	20.53%	0.55%	21.08%	21.08%	21.08%	CREDIT INSURANCE	—
Comprarcasa Servicios Inmobiliarios, S.A.	Spain	0.00%	50.00%	50.00%	50.00%	47.50%	PROPERTY SERVICES	Jointly controlled entity
Desarrollo Urbano de Patraix, S.A.	Spain	0.00%	25.24%	45.16%	—	—	PROPERTY	—
Eko Energy Sp. z o.o.	Poland	0.00%	12.49%	22.00%	22.00%	—	ELECTRICITY PRODUCTION	—
Elincasiol, S.L. (consolidated)	Spain	0.00%	46.19%	46.19%	46.19%	—	ELECTRICITY PRODUCTION	Jointly controlled entity
Energía Eólica de México, S.A. de C.V. (consolidated)	Mexico	0.00%	50.00%	50.00%	50.00%	100.00%	HOLDING COMPANY	Jointly controlled entity
Energía Renovable del Istmo, S.A. de C.V.	Mexico	0.00%	50.00%	50.00%	50.00%	—	ELECTRICITY PRODUCTION	Jointly controlled entity
Enerstar Villena, S.A.	Spain	0.00%	42.20%	42.20%	42.20%	—	ELECTRICITY PRODUCTION	Jointly controlled entity
Farma Wiatrowa Jablowo Sp. z o.o.	Poland	0.00%	12.26%	21.60%	21.60%	—	ELECTRICITY PRODUCTION	—
FC2Egestión, S.L.	Spain	0.00%	50.00%	50.00%	50.00%	50.00%	ENVIRONMENTAL MANAGEMENT	Jointly controlled entity
Federal Home Loan Bank of Pittsburgh	United States	0.00%	14.00%	14.00%	15.23%	21.01%	BANKING	—
Federal Reserve Bank of Boston	United States	0.00%	30.81%	30.81%	28.38%	40.18%	BANKING	—
Fondo de Titulización de Activos UCI 11	Spain	—	(d)	—	—	—	SECURITIZATION	Jointly controlled entity

		% of ownership held by the Bank		% of voting power (b)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business	Type of company
Fondo de Titulización de Activos UCI 14	Spain	—	(d)	—	—	—	SECURITIZATION	Jointly controlled entity
Fondo de Titulización de Activos UCI 15	Spain	—	(d)	—	—	—	SECURITIZATION	Jointly controlled entity
Fondo de Titulización de Activos UCI 16	Spain	—	(d)	—	—	—	SECURITIZATION	Jointly controlled entity
Fondo de Titulización de Activos UCI 17	Spain	—	(d)	—	—	—	SECURITIZATION	Jointly controlled entity
Fondo de Titulización de Activos UCI 18	Spain	—	(d)	—	—	—	SECURITIZATION	Jointly controlled entity
Fondo de Titulización Hipotecaria UCI 10	Spain	—	(d)	—	—	—	SECURITIZATION	Jointly controlled entity
Fondo de Titulización Hipotecaria UCI 12	Spain	—	(d)	—	—	—	SECURITIZATION	Jointly controlled entity
Fortune Auto Finance Co., Ltd	China	0.00%	50.00%	50.00%	50.00%	—	FINANCE	Jointly controlled entity
Friedrichstrasse, S.L.	Spain	35.00%	0.00%	35.00%	35.00%	35.00%	PROPERTY	Associate
Generación Andina S.A.C.	Peru	0.00%	49.78%	49.78%	—	—	ELECTRICITY PRODUCTION	—
Gestión Santander, S.A. de C.V., Sociedad Operadora de Sociedades de Inversión	Mexico	0.00%	50.00%	50.00%	50.00%	100.00%	FUND MANAGEMENT COMPANY	Jointly controlled entity
Gire S.A.	Argentina	0.00%	57.92%	58.33%	58.33%	58.33%	COLLECTION AND PAYMENT SERVICES	Associate
Grupo Alimentario de Exclusivas, S.A. (a)	Spain	40.46%	0.00%	40.46%	40.46%	47.23%	FOOD	Associate
HCUK Auto Funding Ltd	United Kingdom	—	(d)	—	—	—	SECURITIZATION	Jointly controlled entity
Helican Desarrollo Eólico, S.L.	Spain	0.00%	46.00%	46.00%	46.00%	46.00%	ELECTRICITY PRODUCTION	Jointly controlled entity
Hidroatlixco, S.A.P.I. de C.V.	Mexico	0.00%	50.76%	50.76%	50.76%	—	ELECTRICITY PRODUCTION	Jointly controlled entity
HSH Delaware L.P.	United States	0.00%	69.19%	0.00%	0.00%	0.00%	HOLDING COMPANY	—
Hyundai Capital Germany GmbH	Germany	0.00%	49.99%	49.99%	49.99%	49.99%	SERVICES	Jointly controlled entity
Hyundai Capital UK Limited	United Kingdom	0.00%	50.01%	50.01%	50.01%	50.01%	FINANCE	Jointly controlled entity
Ideia Produções e Design Ltda - ME	Brazil	0.00%	65.34%	70.00%	70.00%	—	SERVICES	Jointly controlled entity
Imperial Holding S.C.A.	Luxembourg	0.00%	36.36%	36.36%	36.36%	36.36%	SECURITIES INVESTMENT	—

		% of ownership held by the Bank		% of voting power (b)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business	Type of company
Indice Iberoamericano de Investigación y Conocimiento, A.I.E.	Spain	0.00%	51.00%	51.00%	51.00%	51.00%	INFORMATION SYSTEM	Jointly controlled entity
Inmo Alemania Gestión de Activos Inmobiliarios, S.A.	Spain	0.00%	20.00%	20.00%	20.00%	20.00%	HOLDING COMPANY	—
Inversiones ZS América Dos Ltda	Chile	0.00%	49.00%	49.00%	49.00%	49.00%	SECURITIES AND REAL ESTATE INVESTMENT	Associate
Inversiones ZS América SpA	Chile	0.00%	49.00%	49.00%	49.00%	49.00%	SECURITIES AND REAL ESTATE INVESTMENT	Associate
Invico S.A.	Poland	0.00%	14.64%	21.09%	21.09%	12.21%	COMMERCE	—
Izettle do Brasil Meios de Pagamento S.A.	Brazil	0.00%	39.39%	50.00%	—	—	CARDS	Jointly controlled entity
J.C. Flowers I L.P.	United States	0.00%	10.60%	4.99%	4.99%	4.99%	HOLDING COMPANY	—
J.C. Flowers II-A L.P.	Canada	0.00%	69.50%	4.43%	4.43%	4.43%	HOLDING COMPANY	—
Jacinta Solar Farm S.R.L.	Uruguay	0.00%	49.00%	49.00%	—	—	ELECTRICITY PRODUCTION	Jointly controlled entity
JCF AIV P L.P.	Canada	0.00%	7.67%	4.99%	4.99%	4.99%	HOLDING COMPANY	—
JCF BIN II-A	Mauritania	0.00%	69.52%	4.43%	4.43%	4.43%	HOLDING COMPANY	—
JCF II-A AIV K L.P.	Canada	0.00%	69.52%	0.00%	0.00%	0.00%	HOLDING COMPANY	—
JCF II-A Special AIV K L.P.	Canada	0.00%	72.29%	4.99%	4.99%	4.99%	HOLDING COMPANY	—
Jupiter III C.V.	The Netherlands	0.00%	72.75%	4.99%	4.99%	4.99%	HOLDING COMPANY	—
Jupiter JCF AIV II-A C.V.	The Netherlands	0.00%	69.41%	4.99%	4.99%	4.99%	HOLDING COMPANY	—
KM Locanet Ltda - ME	Brazil	0.00%	65.34%	70.00%	—	—	ADVERTISING	Jointly controlled entity
Konesticial, S.L.	Spain	0.00%	50.00%	50.00%	50.00%	—	HOLDING COMPANY	Jointly controlled entity
L’Esplai Valencia, S.L.	Spain	0.00%	20.68%	37.00%	—	—	PROPERTY	—
Luri 3, S.A.	Spain	10.00%	0.00%	10.00%	10.00%	10.00%	PROPERTY	Jointly controlled entity
Massachusetts Business Development Corp. (consolidated)	United States	0.00%	21.60%	21.60%	—	—	FINANCE	—
Metrohouse Franchise S.A.	Poland	0.00%	15.08%	21.73%	—	—	PROPERTY	Associate
Metrohouse S.A.	Poland	0.00%	15.08%	21.73%	21.23%	21.23%	PROPERTY	Associate
Monitise PLC (consolidated)	United Kingdom	5.08%	0.00%	5.08%	—	—	PAYMENT SERVICES	—

		% of ownership held by the Bank		% of voting power (b)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business	Type of company
Nevis Power Limited	United Kingdom	0.00%	50.00%	50.00%	50.00%	50.00%	ELECTRICITY PRODUCTION	Jointly controlled entity
New PEL S.a.r.l.	Luxembourg	0.00%	7.67%	0.00%	0.00%	0.00%	HOLDING COMPANY	—
NH Hoteles, S.A. (consolidated)	Spain	8.56%	0.00%	8.56%	—	—	HOTEL OPERATIONS	—
NIB Special Investors IV-A LP	Canada	0.00%	99.70%	4.99%	4.99%	4.99%	HOLDING COMPANY	—
NIB Special Investors IV-B LP	Canada	0.00%	95.80%	4.99%	4.99%	4.99%	HOLDING COMPANY	—
Norchem Holdings e Negócios S.A.	Brazil	0.00%	19.36%	29.00%	29.00%	29.00%	HOLDING COMPANY	Associate
Norchem Participações e Consultoria S.A.	Brazil	0.00%	44.51%	50.00%	50.00%	50.00%	SECURITIES COMPANY	Jointly controlled entity
Nowotna Farma Wiatrowa Sp. z o.o.	Poland	0.00%	12.26%	21.60%	21.60%	—	ELECTRICITY PRODUCTION	—
NPG Wealth Management S.àr.l (consolidated)	Luxembourg	0.00%	7.63%	0.00%	0.00%	0.00%	HOLDING COMPANY	—
Odc Ambievo Tecnologia e Inovacao Ambiental, Industria e Comercio de Insumos Naturais Ltda.	Brazil	0.00%	20.55%	23.08%	—	—	TECHNOLOGY	—
Olivant Investments Switzerland S.A.	Luxembourg	0.00%	35.18%	35.18%	35.18%	35.18%	HOLDING COMPANY	Associate
Olivant Limited (consolidated)	Guernsey	0.00%	10.39%	10.39%	10.39%	10.39%	HOLDING COMPANY	—
Omega Financial Services GmbH	Germany	0.00%	50.00%	50.00%	50.00%	50.00%	SERVICES	Jointly controlled entity
Operadora de Activos Alfa, S.A. de C.V.	Mexico	0.00%	49.98%	49.98%	49.98%	49.98%	FINANCE	Associate
Operadora de Activos Beta, S.A. de C.V.	Mexico	0.00%	49.99%	49.99%	49.99%	49.99%	FINANCE	Associate
Operadora de Tarjetas de Crédito Nexus S.A.	Chile	0.00%	8.65%	12.90%	12.90%	—	CARDS	Associate
Parque Eólico Reynosa I, S.A. de C.V.	Mexico	0.00%	80.00%	80.00%	—	—	ELECTRICITY PRODUCTION	Jointly controlled entity
Parque Solar Afortunado, S.L.	Spain	98.00%	0.00%	25.00%	25.00%	25.00%	ELECTRICITY PRODUCTION	Jointly controlled entity
Parque Solar la Robla, S.L.	Spain	95.00%	0.00%	25.00%	25.00%	25.00%	ELECTRICITY PRODUCTION	—
Parque Solar Páramo, S.L.	Spain	92.00%	0.00%	25.00%	25.00%	25.00%	ELECTRICITY PRODUCTION	Jointly controlled entity
Parque Solar Saelices, S.L.	Spain	95.00%	0.00%	25.00%	25.00%	25.00%	ELECTRICITY PRODUCTION	—
Parques Empresariales Gran Europa, S.A. (consolidated)	Spain	0.00%	27.94%	50.00%	—	—	LAND MANAGEMENT	—
Partang, SGPS, S.A.	Portugal	0.00%	48.90%	49.00%	49.00%	49.00%	HOLDING COMPANY	Associate
Polesine, S.A.	Uruguay	0.00%	40.00%	40.00%	—	—	ELECTRICITY PRODUCTION	Jointly controlled entity

		% of ownership held by the Bank		% of voting power (b)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business	Type of company
POLFUND - Fundusz Poręczeń Kredytowych S.A.	Poland	0.00%	34.71%	50.00%	50.00%	50.00%	MANAGEMENT COMPANY	Associate
Ponte Albanito S.r.l.	Italy	0.00%	30.00%	30.00%	30.00%	—	ELECTRICITY PRODUCTION	Jointly controlled entity
Prodesur Mediterráneo, S.L.	Spain	0.00%	50.23%	50.23%	50.23%	50.00%	PROPERTY	Jointly controlled entity
Proinsur Mediterráneo, S.L.	Spain	0.00%	50.00%	50.00%	50.00%	50.00%	PROPERTY	Jointly controlled entity
Promotora de Informaciones, S.A.	Spain	4.56%	5.30%	9.86%	—	—	COMMUNICATIONS	—
PSA Finance PLC	United Kingdom	0.00%	50.00%	50.00%	50.00%	50.00%	LEASING	Associate
Q 205 Real Estate GmbH	Germany	0.00%	17.50%	17.50%	17.50%	17.50%	PROPERTY	—
Queenford, S.L.	Spain	0.00%	49.00%	49.00%	49.00%	49.00%	PROPERTY	Associate
Redbanc S.A.	Chile	0.00%	22.40%	33.43%	33.43%	33.43%	SERVICES	Associate
Redsys Servicios de Procesamiento, S.L.U.	Spain	16.97%	0.00%	16.97%	16.97%	16.29%	CARDS	Associate
Retama Real Estate, S.A.	Spain	0.00%	50.00%	50.00%	50.00%	50.00%	SERVICES	Jointly controlled entity
Rías Redbanc, S.A.	Uruguay	0.00%	20.00%	20.00%	20.00%	20.00%	SERVICES	—
Rio Alto Gestão de Créditos e Participações, S.A.	Brazil	0.00%	44.51%	50.00%	50.00%	—	COLLECTION AND PAYMENT SERVICES	—
S Portfolio M UK Limited	United Kingdom	0.00%	50.00%	50.00%	50.00%	100.00%	FINANCE	Jointly controlled entity
SAM Brasil Participações Ltda.	Brazil	1.00%	49.50%	50.50%	50.00%	—	HOLDING COMPANY	Jointly controlled entity
SAM Finance Lux S.à.r.l.	Luxembourg	0.00%	50.00%	50.00%	50.00%	—	MANAGEMENT COMPANY	Jointly controlled entity
SAM Investment Holdings Limited	Jersey	0.00%	50.00%	50.00%	50.00%	—	HOLDING COMPANY	Jointly controlled entity
Santander Ahorro Inmobiliario 1, S.I.I., S.A.	Spain	30.94%	0.01%	30.95%	30.95%	28.77%	REAL ESTATE INVESTMENT	Associate
Santander Asset Management Luxembourg, S.A.	Luxembourg	0.00%	50.00%	50.00%	50.00%	100.00%	FUND MANAGEMENT COMPANY	Jointly controlled entity
Santander Asset Management S.A. Administradora General de Fondos	Chile	0.00%	49.99%	49.99%	49.99%	100.00%	FUND MANAGEMENT COMPANY	Jointly controlled entity
Santander Asset Management UK Holdings Limited	United Kingdom	0.00%	50.00%	50.00%	50.00%	100.00%	HOLDING COMPANY	Jointly controlled entity
Santander Asset Management UK Limited	United Kingdom	0.00%	50.00%	50.00%	50.00%	100.00%	FUND AND PORTFOLIO MANAGER	Jointly controlled entity

		% of ownership held by the Bank		% of voting power (b)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business	Type of company
Santander Asset Management USA, LLC	United States	0.00%	50.00%	50.00%	50.00%	—	FUND AND ASSET MANAGEMENT COMPANY	Jointly controlled entity
Santander Asset Management, LLC	Puerto Rico	0.00%	50.00%	50.00%	50.00%	100.00%	MANAGEMENT COMPANY	Jointly controlled entity
Santander Asset Management, S.A., S.G.I.I.C.	Spain	0.00%	50.00%	50.00%	50.00%	100.00%	FUND MANAGEMENT COMPANY	Jointly controlled entity
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	0.00%	50.50%	50.50%	50.00%	100.00%	MANAGEMENT COMPANY	Jointly controlled entity
Santander Brasil Gestão de Recursos Ltda.	Brazil	0.00%	50.00%	50.00%	50.00%	—	REAL ESTATE INVESTMENT	Jointly controlled entity
Santander Elavon Merchant Services Entidad de Pago, S.L.	Spain	49.00%	0.00%	49.00%	49.00%	—	PAYMENT SERVICES	Jointly controlled entity
Santander Insurance Europe Limited	Ireland	0.00%	49.00%	49.00%	100.00%	100.00%	INSURANCE BROKER	Associate
Santander Insurance Life Limited	Ireland	0.00%	49.00%	49.00%	100.00%	100.00%	INSURANCE BROKER	Associate
Santander Insurance Services Ireland Limited	Ireland	0.00%	49.00%	49.00%	100.00%	100.00%	SERVICES	Associate
Santander Pensiones, S.A., E.G.F.P.	Spain	0.00%	50.00%	50.00%	50.00%	100.00%	PENSION FUND MANAGEMENT COMPANY	Jointly controlled entity
Santander Río Asset Management Gerente de Fondos Comunes de Inversión S.A.	Argentina	0.00%	50.00%	50.00%	50.00%	100.00%	FUND MANAGEMENT COMPANY	Jointly controlled entity
Saturn Japan II Sub C.V.	The Netherlands	0.00%	69.30%	0.00%	0.00%	0.00%	HOLDING COMPANY	—
Saturn Japan III Sub C.V.	The Netherlands	0.00%	72.71%	0.00%	0.00%	0.00%	HOLDING COMPANY	—
Saudi Hollandi Bank (consolidated)	Saudi Arabia	0.00%	11.16%	11.16%	11.16%	11.16%	BANKING	—
Servicios de Infraestructura de Mercado OTC S.A.	Chile	0.00%	7.45%	11.11%	11.11%	—	SERVICES	Associate
Sociedad de Gestión de Activos Procedentes de la Reestructuración Bancaria, S.A.	Spain	17.28%	0.00%	17.28%	17.28%	17.15%	FINANCIAL SERVICES	—
Sociedad Interbancaria de Depósitos de Valores S.A.	Chile	0.00%	19.63%	29.29%	29.29%	29.29%	SECURITIES DEPOSITORY SERVICES	Associate
Sociedad Promotora Bilbao Plaza Financiera, S.A.	Spain	19.04%	14.86%	33.90%	33.90%	33.90%	ADVISORY SERVICES	—
Solar Energy Capital Europe S.à.r.l. (consolidated)	Luxembourg	0.00%	33.33%	33.33%	33.33%	33.33%	HOLDING COMPANY	Jointly controlled entity
Stephens Ranch Wind Energy Holdco LLC	United States	0.00%	44.00%	44.00%	—	—	ELECTRICITY PRODUCTION	—
SUTM Limited	United Kingdom	0.00%	50.00%	50.00%	50.00%	100.00%	FUND AND PORTFOLIO MANAGER	Jointly controlled entity
Tbforte Segurança e Transporte de Valores Ltda.	Brazil	0.00%	18.49%	19.81%	—	—	SECURITY	Associate
Tbnet Comércio, Locação e Administração Ltda.	Brazil	0.00%	18.49%	19.81%	—	—	TELECOMMUNICATIONS	Associate

		% of ownership held by the Bank		% of voting power (b)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business	Type of company
Tecnologia Bancária S.A.	Brazil	0.00%	18.49%	19.81%	20.82%	20.82%	ATMs	Associate
Tecnologia e Sistemas Avançados S.A.	Brazil	0.00%	22.10%	24.83%	—	—	TECHNOLOGY	—
Teka Industrial, S.A. (consolidated)	Spain	0.00%	9.42%	9.42%	9.42%	9.42%	DOMESTIC APPLIANCES	—
The HSH AIV 4 Trust	United States	0.00%	69.19%	4.99%	4.99%	4.99%	HOLDING COMPANY	—
Tonopah Solar Energy Holdings I, LLC (consolidated)	United States	0.00%	26.80%	26.80%	26.80%	—	HOLDING COMPANY	Associate
TOPSAM, S.A de C.V.	Mexico	0.00%	50.00%	50.00%	—	—	FUND MANAGEMENT COMPANY	Jointly controlled entity
Trabajando.com Chile S.A.	Chile	0.00%	33.33%	33.33%	33.33%	33.33%	SERVICES	Associate
Transbank S.A.	Chile	0.00%	16.75%	25.00%	25.00%	25.00%	CARDS	Associate
Transolver Finance EFC, S.A.	Spain	0.00%	50.00%	50.00%	50.00%	50.00%	LEASING	Jointly controlled entity
U.C.I., S.A.	Spain	50.00%	0.00%	50.00%	50.00%	50.00%	HOLDING COMPANY	Jointly controlled entity
UCI Holding Brasil Ltda	Brazil	0.00%	50.00%	50.00%	50.00%	50.00%	HOLDING COMPANY	Jointly controlled entity
UCI Mediação de Seguros Unipessoal, Lda.	Portugal	0.00%	50.00%	50.00%	50.00%	50.00%	INSURANCE BROKER	Jointly controlled entity
Unicre-Instituição Financeira de Crédito, S.A.	Portugal	0.00%	21.46%	21.50%	21.50%	21.50%	FINANCE	Associate
Unión de Créditos Inmobiliarios, S.A., EFC	Spain	0.00%	50.00%	50.00%	50.00%	50.00%	MORTGAGE LOAN COMPANY	Jointly controlled entity
Urbanizadora Valdepolo I, S.A.	Spain	0.00%	27.94%	50.00%	—	—	PROPERTY	—
Urbanizadora Valdepolo II, S.A.	Spain	0.00%	27.94%	50.00%	—	—	PROPERTY	—
Urbanizadora Valdepolo III, S.A.	Spain	0.00%	27.94%	50.00%	—	—	PROPERTY	—
Urbanizadora Valdepolo IV, S.A.	Spain	0.00%	27.94%	50.00%	—	—	PROPERTY	—
Valdicsa, S.A.	Spain	0.00%	18.44%	33.00%	—	—	PROPERTY	—
Vector Software Factory, S.L. (consolidated)	Spain	0.00%	45.00%	45.00%	45.00%	45.00%	IT	Associate
Viking Consortium Holdings Limited (consolidated)	United Kingdom	0.00%	24.99%	24.99%	24.99%	24.99%	HOLDING COMPANY	—
Virtual Motors Páginas Eletrônicas Ltda	Brazil	0.00%	65.34%	70.00%	—	—	INTERNET	Jointly controlled entity
Webmotors S.A.	Brazil	0.00%	65.34%	70.00%	70.00%	100.00%	SERVICES	Jointly controlled entity
Yaap Digital Services, S.L.	Spain	33.33%	0.00%	33.33%	33.33%	—	SERVICES	Associate

		% of ownership held by the Bank		% of voting power (b)
Company	Location	Direct	Indirect	2014	2013	2012	Line of business	Type of company
Zakłady Przemysłu Jedwabniczego DOLWIS S.A. w upadłości likwidacyjnej (a)	Poland	0.00%	30.54%	44.00%	44.00%	—	TEXTILE PRODUCTION	—
Zurich Santander Brasil Seguros e Previdência S.A.	Brazil	0.00%	48.79%	48.79%	48.79%	49.00%	INSURANCE	Associate
Zurich Santander Brasil Seguros S.A.	Brazil	0.00%	48.79%	48.79%	48.79%	49.00%	INSURANCE	Associate
Zurich Santander Holding (Spain), S.L.	Spain	0.00%	49.00%	49.00%	49.00%	49.00%	HOLDING COMPANY	Associate
Zurich Santander Holding Dos (Spain), S.L.	Spain	0.00%	49.00%	49.00%	49.00%	49.00%	HOLDING COMPANY	Associate
Zurich Santander Insurance América, S.L.	Spain	49.00%	0.00%	49.00%	49.00%	49.00%	HOLDING COMPANY	Associate
Zurich Santander Seguros Argentina S.A.	Argentina	0.00%	49.00%	49.00%	49.00%	49.00%	INSURANCE	Associate
Zurich Santander Seguros de Vida Chile S.A.	Chile	0.00%	49.00%	49.00%	49.00%	49.00%	INSURANCE	Associate
Zurich Santander Seguros Generales Chile S.A.	Chile	0.00%	49.00%	49.00%	49.00%	49.00%	INSURANCE	Associate
Zurich Santander Seguros México, S.A.	Mexico	0.00%	49.00%	49.00%	49.00%	49.00%	INSURANCE	Associate
Zurich Santander Seguros Uruguay, S.A.	Uruguay	0.00%	49.00%	49.00%	49.00%	49.00%	INSURANCE	Associate

(a)	Company in liquidation as at December 31, 2014.
(b)	Pursuant to Article 3 of Royal Decree 1159/2010, of September 17, approving the rules for the preparation of consolidated financial statements, in order to determine voting power, the voting power relating to subsidiaries or to other persons acting in their own name but on behalf of Group companies was added to the voting power directly held by the Parent. For these purposes, the number of votes corresponding to the Parent in relation to companies over which it exercises indirect control is the number corresponding to each subsidiary holding a direct ownership interest in such companies.
(c)	Excluding the Group companies listed in Exhibit I and those of negligible interest with respect to the fair presentation that the consolidated financial statements must express (pursuant to Article 48 of the Spanish Commercial Code and Article 260 of the Spanish Limited Liability Companies Law).
(d)	Companies over which the non-subsidiary investee of the Group exercises effective control.

Exhibit III

Preference share issuer subsidiaries

		% of ownership held by the Bank
Company	Location	Direct	Indirect	Line of business
Banesto Holdings, Ltd. (a)	Guernsey	99.99%	0.00%	INACTIVE
Emisora Santander España, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	FINANCE
Santander Emisora 150, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	FINANCE
Santander Finance Capital, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	FINANCE
Santander Finance Preferred, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	FINANCE
Santander International Preferred, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	FINANCE
Sovereign Real Estate Investment Trust	United States	0.00%	100.00%	FINANCE
Totta & Açores Financing, Limited	Cayman Islands	0.00%	99.80%	FINANCE

(a)	Company in liquidation as at December 31, 2014.

Exhibit IV

Notifications of acquisitions and disposals of investments in 2014

(Article 155 of the Spanish Limited Liability Companies Law and Article 53 of Securities Market Law 24/1998).

On January 3, 2014, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in BOLSAS Y MERCADOS ESPAÑOLES, SOCIEDAD HOLDING DE MERCADOS Y SISTEMAS FINANCIEROS, S.A. had exceeded 3% on December 23, 2013.

On January 8, 2014, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in BOLSAS Y MERCADOS ESPAÑOLES, SOCIEDAD HOLDING DE MERCADOS Y SISTEMAS FINANCIEROS, S.A. had fallen below 3% on January 3, 2014.

On April 3, 2014, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in BOLSAS Y MERCADOS ESPAÑOLES, SOCIEDAD HOLDING DE MERCADOS Y SISTEMAS FINANCIEROS, S.A. had fallen below 1% on March 31, 2014.

On May 14, 2014, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in OBRASCON HUARTE LAIN, S.A. had exceeded 3% on May 6, 2014.

On May 14, 2014, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in OBRASCON HUARTE LAIN, S.A. had fallen below 3% on May 8, 2014.

On July 25, 2014, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in PROMOTORA DE INFORMACIONES, S.A. had exceeded 5% on July 17, 2014.

On September 18, 2014, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in PROMOTORA DE INFORMACIONES, S.A. had fallen below 5% on September 11, 2014.

Exhibit V

Other information on the Group’s banks

A)	Following is certain information on the share capital of the Group’s main banks based on their total assets.

1.	Santander UK plc

a) Number of financial equity instruments held by the Group

Santander UK plc has issued 31,051,768,866 ordinary shares with a par value of GBP 0.10 each, amounting to GBP 3,105,176,886.6. On January 10, 2014, Cántabro Catalana de Inversiones, S.A. transferred one ordinary share with a par value of GBP 0.10 to Banco Santander, S.A. for GBP 1. Subsequently, on April 1, 2014, Banco Santander, S.A. transferred 24,117,268,866.6 ordinary shares with a par value of GBP 0.10 each to Santander UK Group Holdings Limited for GBP 2,411,726,886.6. Also, on April 1, 2014, Santusa Holding, S.L. transferred 6,934,500,000 shares with a par value of GBP 0.10 each to Santander UK Group Holdings Limited for GBP 693,450,000. As at December 31, 2014, the Group holds all the ordinary share capital (31,051,768,866 ordinary shares with a par value of GBP 0.10 each, amounting to GBP 3,105,176,886.6) through Santander UK Group Holdings Limited.

On October 23, 1995, Santander UK plc issued 10.0625% exchangeable capital securities amounting to GBP 200,000,000, exchangeable into 200,000,000 10.375% non-cumulative sterling preference shares with a par value of GBP 1 each. At December 31, 2014, the Group held all the 10.0625% exchangeable capital securities (amounting to GBP 200,000,000) through Banco Santander, S.A.

Also, on October 23, 1995, Santander UK plc issued 10.375% non-cumulative sterling preference shares amounting to GBP 100,000,000 with a par value of GBP 1 each, and on February 9, 1996 Santander UK plc issued additional 10.375% non-cumulative sterling preference shares amounting to GBP 100,000,000 with a par value of GBP 1 each. At December 31, 2014, the Group held all the 10.375% non-cumulative sterling preference shares (amounting to GBP 200,000,000) through Banco Santander, S.A.

On June 6, 1997, Santander UK plc issued 8.625% non-cumulative sterling preference shares amounting to GBP 125,000,000 with a par value of GBP 1 each. At December 31, 2014, the Group held all the 8.625% non-cumulative sterling preference shares (amounting to GBP 125,000,000) through Banco Santander, S.A.

On April 28, 2010, pursuant to current legislation, preference shares of Alliance & Leicester Limited (formerly Alliance & Leicester plc) were exchanged for 300,002 redeemable fixed/floating rate series A non-cumulative preference shares of Santander UK plc amounting to GBP 300,002,000, with a par value of GBP 1 each and a liquidation preference of GBP 1,000. On December 16, 2014, Santander UK plc repurchased 265,069 redeemable fixed/floating rate series A non-cumulative preference shares for GBP 265,069,000. At December 31, 2014, 34,933 redeemable fixed/floating rate series A non-cumulative preference shares, amounting to GBP 34,933,000, were still outstanding.

b) Capital increases in progress

No approved capital increases are in progress.

c) Repurchases of share capital authorized by the shareholders at the general meeting

The shareholders at the annual general meeting held on April 17, 2014 resolved to unconditionally authorize the company to carry out the following repurchases of share capital.

1. The repurchase of its own 8.625% non-cumulative sterling preference shares subject to the following conditions:

(a)	The company may repurchase up to 125,000,000 of the 8.625% non-cumulative sterling preference shares.

(b)	The lowest price that the company may pay for the 8.625% non-cumulative sterling preference shares will be 75% of the average market price of the preference shares for the five days prior to the purchase; and

(c)	The highest price (excluding costs) that the company may pay for each 8.625% non-cumulative preference sterling share will be 125% of the average market price of the preference shares for the five days prior to the purchase.

It is hereby stated that this authorization will expire at the date of the company’s next annual general meeting unless it is renewed, amended or revoked by the company. However, prior to such expiry, the company may enter into an agreement on the repurchase of its 8.625% preference shares even if the purchase is finalized after this authorization expires.

2. The repurchase of its own 10.375% non-cumulative sterling preference shares subject to the following conditions:

(a)	The company may repurchase up to 200,000,000 of the 10.375% preference shares;

(b)	The lowest price that the company may pay for the 10.375% non-cumulative sterling preference shares will be 75% of the average market price of the preference shares for the five days prior to the purchase; and

(c)	The highest price (excluding costs) that the company may pay for each 10.375% non-cumulative preference sterling share will be 125% of the average market price of the preference shares for the five days prior to the purchase.

It is hereby stated that this authorization will expire at the date of the company’s next annual general meeting unless it is renewed, amended or revoked by the company. However, prior to such expiry, the company may enter into an agreement on the repurchase of its 10.375% preference shares even if the purchase is finalized after this authorization expires.

3. The repurchase of its own redeemable fixed/floating rate series A non-cumulative preference shares subject to the following conditions:

(a)	The company may repurchase up to 300,002 redeemable fixed/floating rate series A non-cumulative preference shares;

(b)	The lowest price that the company may pay for the redeemable fixed/floating rate series A non-cumulative preference shares will be 75% of the average market price of the preference shares for the five days prior to the purchase; and

(c)	The highest price (excluding costs) that the company may pay for each of the redeemable fixed/floating rate series A non-cumulative preference shares will be 125% of the average market price of the preference shares for the five days prior to the purchase.

It is hereby stated that this authorization will expire at the date of the company’s next annual general meeting unless it is renewed, amended or revoked by the company. However, prior to such expiry, the company may enter into an agreement on the repurchase of its redeemable fixed/floating rate series A non-cumulative preference shares even if the purchase is finalized after this authorization expires.

However, prior to such expiry, the company may submit bids or adopt resolutions that could require the allocation of shares and the directors may allocate shares in accordance with any bid or resolution, considering the expiry of the authorization granted in this resolution.

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

a) Number of financial equity instruments held by the Group

The Group holds ordinary shares amounting to GBP 2,549,000,000 through Santander UK plc (2,548,999,999 ordinary shares with a par value of GBP 1 each) and Abbey National Nominees Limited (1 ordinary share with a par value of GBP 1).

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

a) Number of equity instruments held by the Group

The Group holds 3,440,170,512 ordinary shares and 3,273,507,089 preference shares through Banco Santander, S.A. and its subsidiaries Sterrebeeck B.V., Grupo Empresarial Santander, S.L., Santander Insurance Holding, S.L. and Banco Madesant - Sociedade Unipessoal, S.A.

The shares composing the share capital of Banco Santander (Brasil), S.A. have no par value and there are no capital payments payable. At 2014 year-end the bank’s treasury shares consisted of 29,611,742 ordinary shares and 29,611,742 preference shares, with a total of 59,223,484 shares.

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

d) In the event of the selection of a specialized entity or company to determine the economic value of the company.

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

c) Capital authorized by the shareholders at the general meeting

The company is authorized to increase share capital, subject to approval by the board of directors, up to a limit of 9,090,909,090 ordinary shares or preference shares, and without the need to maintain any ratio between any of the different classes of shares, provided they remain within the limits of the maximum number of preference shares established by Law.

At present the share capital consists of 7,600,840,325 shares (3,869,849,668 ordinary shares and 3,730,990,657 preference shares).

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

Not applicable.

e) Specific circumstances that restrict the availability of reserves

The only restriction on the availability of Banco Santander (Brasil), S.A.’s reserves relates to the legal reserve (restricted reserves), which can only be used to offset losses or to increase capital.

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

a) Number of financial equity instruments held by the Group

At December 31, 2014, the Group held 530,391,043 ordinary shares that carry the same voting and dividend acquisition rights over Santander Holdings USA, Inc. (SHUSA). This holding company and Independence Community Bank Corp. (ICBC) hold 1,237 ordinary shares with a par value of USD 1 each, which carry the same voting rights. These shares constitute all the share capital of Santander Bank, National Association (SBNA).

b) Capital increases in progress

At December 31, 2014 there were no approved capital increases.

c) Capital authorized by the shareholders at the general meeting

SHUSA holds an 80.84% ownership interest in SBNA, and the remaining 19.16% belongs to ICBC. ICBC is wholly owned by SHUSA. There is no shareholders’ meeting for the ordinary shares of SBNA.

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

g) Quoted equity instruments

Class C preference shares are listed on the New York Stock Exchange (NYSE).

5.	Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México

a) Number of equity instruments held by the Group

The Group holds a 75% ownership interest in the subsidiary in Mexico through the holding company Grupo Financiero Santander México, S.A.B. de C.V. At December 31, 2014, this holding company and Santander Global Facilities, S.A. de C.V. (Mexico) held 80,848,278,413 ordinary shares that constitute 99.99% of the share capital of Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México.

b) Capital increases in progress

At December 31, 2014 there were no approved capital increases in progress.

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

d) Rights on founder’s shares, bonds or debt issues, convertible debentures and similar securities or rights

(i) At the board of directors meeting held on July 22, 2014 the directors ratified the limits approved at the board meeting held on October 17, 2013 for the issue of debt up to USD 6,500 million in local or international markets. They stipulated that the debt should be senior or subordinated for a maximum term of 15 years and that debt instruments that qualify as capital under current legislation should be included, and resolved that such issue may be instrumented individually or through various issue programs.

At present, the detail of Banco Santander’s debt issue is as follows:

Instrument	Type	Amount	Undrawn balance
Stock-market certificate program	Revolving	MXN 55 thousand million	MXN 49.2 thousand million
Private structured bank bond certificate	Non-revolving (*)	MXN 20 thousand million	MXN 20 thousand million
Equity instruments (Tier 2 capital)	Non-revolving	USD 1 thousand million	—

(*)	The issue of private structured bank bonds is non-revolving. Once the amount established in the related certificate is placed, a new certificate is issued for the authorized amount.

The issue of structured bank bonds with subsequent placements was approved for up to MXN 10 thousand million, the equivalent amount in US dollars or in any other currency, for a term of 1 day to 15 years, with the understanding that the bonds may not be redeemed after the term of the related certificate of issue. They may be issued with or without loss of capital, with a public offering and with registration in the Mexican National Securities Register. This issue had not yet been launched at the reporting date.

(ii) At the board of directors meeting held on October 17, 2013 the directors ratified the limits approved at the board meeting held on October 26, 2011 relating to the issue of senior or subordinated debt for a maximum term of 15 years. They also approved including debt instruments that qualify as capital under current legislation and resolved that such issue may be instrumented individually or through various issue programs. On December 13, 2013, the shareholders at the general meeting approved issue by the bank, pursuant to such limits, of capitalization instruments qualifying as Tier 2 capital amounting to approximately USD 1,000,000 million.

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

The issue was approved with a view to increasing the efficiency of the bank’s capital structure, adapting the bank’s profile with regard to capitalization to that of its competitors and obtaining greater returns on capital with the same strength of capital and capacity for growth of risk-weighted assets.

(iii) The shareholders at the general meeting held on May 14, 2012 ratified the resolution adopted by the shareholders at the extraordinary general meeting held on March 17, 2009, which approved the arrangement of a collective loan from the shareholders for USD 1,000,000,000 through the placement of unsecured subordinated non-preference debentures not convertible into shares. This issue had not yet been launched at the reporting date.

(iv) At the board of directors meeting held on January 27, 2011 the directors approved the general terms and conditions for the issue of senior debt in international markets. This issue of USD 500 million and USD 1,000 million at a five to ten year term was authorized on October 18, 2012. The issue was approved in order to obtain resources to finance the increase of business assets and the management of the Bank’s liquidity. As a result of these resolutions adopted by the board of directors, on November 9, 2012, debt amounting to USD 1,000 million was issued.

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

a) Number of equity instruments held by the Group

The Group holds 656,134,179 ordinary shares through its subsidiaries: Santander Totta, SGPS, S.A. with 641,269,620 shares, Taxagest Sociedade Gestora de Participações Socíais, S.A. with 14,593,315 shares, and Banco Santander Totta, S.A. with 271,244 treasury shares, all of which have a par value of EUR 1 each and identical voting and dividend rights and are subscribed and paid in full.

b) Capital increases in progress

No approved capital increases are in progress.

c) Capital authorized by the shareholders at the general meeting

Not applicable.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

At December 31, 2014, no securities with these characteristics had been issued.

e) Specific circumstances that restrict the availability of reserves

Under Article 296 of the Portuguese Companies’ Code, the legal and merger reserves can only be used to offset losses or to increase capital.

Non-current asset revaluation reserves are regulated by Decree-Law 31/98, under which losses can be offset or capital increased by the amounts for which the underlying asset is depreciated, amortized or sold.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

The shares of Banco Santander Totta, S.A. are not listed.

7.	Santander Consumer Bank AG

a) Number of financial equity instruments held by the Group

At December 31, 2014, through Santander Consumer Holding GmbH, the Group held 30,002 ordinary shares with a par value of EUR 1,000 each, all of which carry the same voting rights.

b) Capital increases in progress

Not applicable.

c) Capital authorized by the shareholders at the general meeting

Not applicable.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

Not applicable.

e) Specific circumstances that restrict the availability of reserves

Not applicable.

f) Entities which hold, directly or through subsidiaries, 10% or more of equity

Banco Santander, S.A., Madrid, Spain.

Santander Consumer Finance, S.A., Madrid, Spain.

Santander Consumer Holding GmbH, Mönchengladbach, Germany.

g) Quoted equity instruments

Not applicable.

8.	Banco Santander - Chile

a) Number of equity instruments held by the Group

The Group holds a 67% ownership interest in its subsidiary in Chile corresponding to 126,593,017,845 ordinary shares of Banco Santander - Chile through its subsidiaries: Santander Chile Holding S.A. with 66,822,519,695 ordinary shares, Teatinos Siglo XXI Inversiones S.A., with 59,770,481,573 ordinary shares and Santander Inversiones S.A. with 16,577 fully subscribed and paid ordinary shares that carry the same voting and dividend rights.

b) Capital increases in progress

No approved capital increases are in progress.

c) Capital authorized by the shareholders at the general meeting

Share capital at December 31, 2014 amounted to CLP 891,302,881,691.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

At December 31, 2014, no securities with these characteristics had been issued.

e) Specific circumstances that restrict the availability of reserves

Remittances to foreign investors in relation to investments made under the Statute of Foreign Investment (Decree-Law 600/1974) and the amendments thereto require the prior authorization of the foreign investment committee.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

All the shares are listed on the Chilean stock exchanges and, through American Depositary Receipts (ADRs), on the New York Stock Exchange (NYSE).

9.	Bank Zachodni WBK S.A.

a) Number of financial equity instruments held by the Group

At December 31, 2014, Banco Santander, S.A. held 68,880,774 ordinary shares with a par value of PLN 10 each, all of which carry the same voting rights.

b) Capital increases in progress

There were no capital increases in progress at the end of 2014.

c) Capital authorized by the shareholders at the general meeting

The shareholders at the general meeting held on April 16, 2014 approved the capital increase amounting to PLN 3,055,430 through the issue of 305,543 series K bearer ordinary shares with a par value of PLN 10 each.

The shareholders at the general meeting held on June 30, 2014 approved the capital increase amounting to PLN 53,839,020 through the issue of 5,383,902 series L bearer ordinary shares with a par value of PLN 10 each.

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

At the general meeting held on June 30, 2014, the shareholders resolved to approve the “Incentive Scheme V” as an initiative to attract, motivate and retain the bank’s employees. Delivery of the shares is tied to the achievement of certain targets in the years from 2014 to 2016. The bank considers that the exercise of these rights might give rise to the issuance of more than 250,000 shares.

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

Exhibit VI

Annual banking report

This Annual Banking Report was prepared in compliance with Article 87 of Law 10/2014, of June 26, on the Regulation, Supervision and Capital adequacy of credit institutions.

Pursuant to the aforementioned Article, from January 1, 2015, credit institutions must send the Bank of Spain and publish annually a report as an appendix to the financial statements audited in accordance with the legislation regulating audits of financial statements, which specifies, by country in which they are established, the following information on a consolidated basis for each year:

a)	Name(s), nature of activities and geographical location.

b)	Turnover.

c)	Number of employees on a full time equivalent basis.

d)	Gross profit or loss before tax.

e)	Tax on profit or loss.

f)	Public subsidies received.

Transitional Provision Two of this law established the obligation for credit institutions to publish, on July 1, 2014, the information relating to a), b) and c) above (an obligation which Banco Santander, S.A. met by publishing the information on its corporate website) and, for systemically important institutions worldwide, the obligation to submit in confidence to the European Commission the information relating to d), e) and f). Banco Santander, S.A. includes in this annual banking report the information submitted in confidence to the European Commission.

Following is a detail of the criteria used to prepare the annual banking report for 2014 and 2013:

a)	Name(s), nature of activities and geographical location

The aforementioned information is available in Appendices I and III to the Group’s consolidated financial statements, which contain details of the companies operating in each jurisdiction, including, among other information, their name(s), geographical location and the nature of their activities.

As can be seen in the aforementioned Appendices, the main activity carried on by the Group in the various jurisdictions in which it operates is commercial banking. The Group operates mainly in ten markets through a model of subsidiaries that are autonomous in capital and liquidity terms, which has clear strategic and regulatory advantages, since it limits the risk of contagion between Group units, imposes a double layer of global and local oversight and facilitates crisis management and resolution. The number of Group offices totals 12,951 (the largest commercial network of any international bank) and these offices provide our customers with all their basic financial needs.

b)	Turnover

For the purposes of this report, turnover is considered to be total income, as defined and presented in the consolidated income statement that forms part of the Group’s consolidated financial statements.

The data on turnover by country was obtained from the statutory accounting records of the Group companies with the corresponding geographical location and translated to euros. Accordingly, this is aggregate information from the separate financial statements of the companies that operate in each jurisdiction, reconciliation of which with the information from the Group’s consolidated financial statements requires a series of unifying adjustments and the elimination of transactions between the various Group companies, such as those relating to the distribution of dividends by subsidiaries to their respective parents.

c)	Number of employees on a full time equivalent basis

The data on employees on a full time equivalent basis were obtained from the average headcount of each jurisdiction.

d)	Gross profit or loss before tax (Operating profit/ (loss) before tax)

For the purposes of this report, gross profit or loss before tax is considered to be profit or loss before tax, as defined and presented in the consolidated income statement that forms part of the Group’s consolidated financial statements.

As with the information relating to turnover, the data included was obtained from the statutory accounting records of the Group companies with the corresponding geographical location and translated to euros. Accordingly, this is aggregate information from the separate financial statements of the companies that operate in each jurisdiction, reconciliation of which with the information from the Group’s consolidated financial statements requires a series of unifying adjustments and the elimination of transactions between the various Group companies, such as those relating to the distribution of dividends by subsidiaries to their respective parents.

e)	Tax on profit or loss

In the absence of specific criteria, this is the amount of tax effectively paid in respect of the taxes the effect of which is recognized in Income tax in the consolidated income statement.

Taxes effectively paid in the year by each of the companies in each jurisdiction include:

•	supplementary payments relating to income tax returns, normally for prior years.

•	advances, prepayments, withholdings made or borne in respect of tax on profit or loss for the year. Given their scantly representative amount, it was decided that taxes borne abroad would be included in the jurisdiction of the company that bore them.

•	refunds collected in the year with respect to returns for prior years that resulted in a refund.

•	where appropriate, the tax payable arising from tax assessments and litigation relating to these taxes.

The foregoing amounts are part of the statement of cash flows and, therefore, differ from the income tax expense recognized in the consolidated income statement. Such is the case because the tax legislation of each country establishes:

•	the time at which taxes must be paid and, normally, there is a timing mismatch between the dates of payment and the date of generation of the income bearing the tax.

•	its own criteria for calculating the tax and establishes temporary or permanent restrictions on, inter alia, expense deduction, exemptions, relief or deferrals of certain income, thereby generating the related differences between the accounting profit (or loss) and taxable profit (or tax loss) which is ultimately taxed; tax loss carryforwards from prior years, tax credits and/or relief, etc. must also be added to this. Also, in certain cases special regimes are established, such as the tax consolidation of companies in the same jurisdiction, etc.

f)	Public subsidies received

In the context of the disclosures required by current legislation, this term was interpreted to mean any aid or subsidy in line with the European Commission’s State Aid Guide and, in such context, the Group companies did not receive public subsidies in 2014.

The detail of the information for 2014 and 2013 is as follows:

	2014				2013 (*)
Jurisdiction	Turnover (millions of euros)	Number of employees	Operating profit/ (loss) before tax (millions of euros)	Tax on profit or loss (millions of euros)	Operating profit/ (loss) before tax (millions of euros)	Tax on profit or loss (millions of euros)
Germany	1,861	4,586	207	102	730	123
Argentina	1,282	6,983	503	153	407	199
Australia	3	5	1	—	1	—
Austria	159	391	53	—	533	—
Bahamas	201	41	60	—	68	—
Belgium	96	125	68	10	117	4
Brazil (1)	11,829	44,325	1,604	410	932	1,033
Chile	3,339	11,907	1,737	279	1,548	193
China	93	151	44	5	11	3
Colombia	21	49	(3)	—	(6)	—
Spain	12,723	30,537	2,926	(315)	2,298	695
United States	6,590	13,830	3,727	(61)	1,084	17
Denmark	119	110	52	8	26	3
Finland	75	132	40	3	38	—
France	62	47	43	10	27	11
Hungary	4	33	(25)	—	(3)	—
Ireland	43	36	38	5	37	7
Isle of Man	14	27	4	—	1	1
Cayman Islands	(1)	—	(1)	—	—	—
Italy	351	731	37	27	(40)	40
Jersey	35	105	16	2	21	2
Morocco	1	—	—	—	—	—
Mexico (2)	4,396	15,542	2,076	243	2,650	666
Norway	384	362	178	21	98	33
The Netherlands	427	203	379	21	304	10
Panama	2	5	—	—	—	—
Peru	56	128	16	6	11	3
Poland	1,707	15,186	791	165	681	129
Portugal (3)	1,071	5,922	293	(38)	151	174
Puerto Rico	467	1,409	142	16	94	37
United Kingdom	9,152	24,394	3,204	248	2,895	154
Singapore	7	9	4	—	(1)	—
Sweden	173	129	81	3	16	4
Switzerland	82	148	35	10	48	19
Uruguay	245	1,184	46	19	62	17

Total	57,069	178,772	18,376	1,352	14,839	3,577

Consolidation adjustments	(14,457)		(7,697)		(7,461)

Consolidated Group total	42,612		10,679		7,378

(*)	Data submitted in confidence on July 1, 2014 to the European Commission in compliance with Transitional Provision Twelve (transitional arrangements for the annual banking report) of Law 10/2014, of June 26, on the Regulation, Supervision and Capital Adequacy of Credit Institutions.
(1)	Including the information relating to a branch in the Cayman Islands the profits of which are taxed in full in Brazil. The contribution of this branch to profit before tax for 2014 is EUR 306 million (2013: EUR 137 million).
(2)	Including the information on a branch in the Bahamas the profits of which are taxed in full in Mexico. In 2014 the contribution of this branch to profit before tax was EUR 10 million (2013: EUR 54 million).
(3)	Including the information relating to the branch in the UK, which is taxed both in the UK and in Portugal. In 2014 the contribution of this branch to profit before tax was EUR 165 million (2013: EUR 110 million).

At December 31, 2014, the Group’s return on assets (ROA) was estimated at 0.6% (2013: 0.4%).

Exhibit VII

(Millions of Euros)	Year end December 31,
	2014		2013		2012		2011		2010
IFRS:	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits
FIXED CHARGES:
Fixed charges and preferred stock dividends	24,799	11,953	25,162	10,499	28,466	11,903	29,624	12,590	23,197	9,476
Preferred dividends	126	126	112	112	132	132	99	99	61	61
Fixed charges	24,673	11,827	25,050	10,387	28,334	11,771	29,525	12,491	23,136	9,415

EARNINGS:
Income from continuing operations before taxes and extraordinary items	10,679	10,679	7,378	7,378	3,565	3,565	7,789	7,789	12,049	12,049
Less: Earnings from associated companies	65	65	197	197	427	427	57	57	17	17
Fixed charges	24,673	11,827	25,050	10,387	28,334	11,771	29,525	12,491	23,136	9,415

Total earnings	35,287	22,441	32,231	17,568	31,472	14,909	37,257	20,223	35,168	21,447

Ratio of earnings to fixed charges	1.43	1.90	1.29	1.69	1.11	1.27	1.26	1.62	1.52	2.28
Ratio of earnings to combined fixed charges and preferred stock dividends	1.42	1.88	1.28	1.67	1.11	1.25	1.26	1.61	1.52	2.26