Form 20-F
period 2015-12-31
Banco Santander, S.A.
filed 2016-04-21
CIK 891478

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report. 14,434,492,579 shares

BANCO SANTANDER, S.A.

PART III

ITEM 17.	FINANCIAL STATEMENTS	329

ITEM 18.	FINANCIAL STATEMENTS	329

ITEM 19.	EXHIBITS	329

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Accounting Principles

Under Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements in conformity with the International Financial Reporting Standards previously adopted by the European Union (“EU-IFRS”). The Bank of Spain Circular 4/2004 of December 22, 2004 on Public and Confidential Financial Reporting Rules and Formats (“Circular 4/2004”) requires Spanish credit institutions to adapt their accounting systems to the principles derived from the adoption by the European Union of International Financial Reporting Standards. Therefore, Grupo Santander (“the Group” or “Santander”) is required to prepare its consolidated financial statements for the year ended December 31, 2015 in conformity with the EU-IFRS and Bank of Spain’s Circular 4/2004. Differences between EU-IFRS, Bank of Spain’s Circular 4/2004 and International Financial Reporting Standards as issued by the International Accounting Standard Board (IFRS-IASB) are not material. Therefore, we assert that the financial information contained in this annual report on Form 20-F complies with IFRS-IASB.

We have presented our financial information according to the classification format for banks used in Spain. We have not reclassified the line items to comply with Article 9 of Regulation S-X. Article 9 is a regulation of the US Securities and Exchange Commission that contains presentation requirements for bank holding company financial statements.

Our auditors, Deloitte, S.L., an independent registered public accounting firm, have audited our consolidated financial statements in respect of the three years ended December 31, 2015, 2014 and 2013 in accordance with IFRS-IASB. See page F-1 to our consolidated financial statements for the 2015, 2014 and 2013 report prepared by Deloitte, S.L.

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

When we refer to “allowances for credit losses”, we mean the specific allowances for impaired assets, and unless otherwise noted, the allowance for inherent losses and any allowances for country-risk. See “Item 4. Information on the Company—B. Business Overview—Classified Assets—Allowances for Credit Losses and Country-Risk Requirements”.

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

Management makes use of certain financial measures in local currency to help in the assessment of on-going operating performance. These non-GAAP financial measures include the results of operations of our subsidiary banks located outside the eurozone, excluding the impact of foreign exchange. We analyze these banks’ performance on a local currency basis to better measure the comparability of results between periods. Because changes in foreign currency exchange rates have a non-operating impact on the results of operations, we believe that evaluating their performance on a local currency basis provides an additional and meaningful assessment of performance to both management and the company’s investors. For a discussion of the accounting principles used in translation of foreign currency-denominated assets and liabilities to euros, see note 2(a) to our consolidated financial statements.

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

In the F-pages of this annual report on Form 20-F, our audited financial statements for the years 2015, 2014 and 2013 are presented. The audited financial statements for 2012 and 2011 are not included in this document, but they can be found in our previous annual reports on Form 20-F. These previous annual reports do not include the effect of the change in our reported segments described in Item 4. Information on the Company—B. Business Overview for the year 2011. The audited financial statements for the years 2014, 2013 and 2012 were recast in our Report on Form 6-K filed with the SEC on November 5, 2015.

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

	Year ended December 31,
	2015	2014	2013	2012	2011
	(in millions of euros, except percentages and per share data)
Interest and similar income	57,198	54,656	51,447	58,791	60,618
Interest expense and similar charges	(24,386)	(25,109)	(25,512)	(28,868)	(30,024)
Interest income / (charges)	32,812	29,547	25,935	29,923	30,594
Income from equity instruments	455	435	378	423	394
Income from companies accounted for using the equity method	375	243	500	427	57
Fee and commission income	13,042	12,515	12,473	12,732	12,640
Fee and commission expense	(3,009)	(2,819)	(2,712)	(2,471)	(2,232)
Gains/losses on financial assets and liabilities (net)	(770)	3,974	3,234	3,329	2,838
Exchange differences (net)	3,156	(1,124)	160	(189)	(522)
Other operating income	3,067	5,214	5,903	6,693	8,050
Other operating expenses	(3,233)	(5,373)	(6,205)	(6,607)	(8,180)
Total income	45,895	42,612	39,666	44,260	43,639
Administrative expenses	(19,302)	(17,899)	(17,452)	(17,801)	(17,644)
Personnel expenses	(11,107)	(10,242)	(10,069)	(10,306)	(10,305)
Other general administrative expenses	(8,195)	(7,657)	(7,383)	(7,495)	(7,339)
Depreciation and amortization	(2,418)	(2,287)	(2,391)	(2,183)	(2,098)
Provisions (net)	(3,106)	(3,009)	(2,445)	(1,472)	(2,534)
Impairment losses on financial assets (net)	(10,652)	(10,710)	(11,227)	(18,880)	(11,794)
Impairment losses on other assets (net)	(1,092)	(938)	(503)	(508)	(1,517)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale	112	3,136	2,152	906	1,846
Negative difference of consolidation	283	17	—	—	—
Gains/(losses) on non-current assets held for sale not classified as discontinued operations	(173)	(243)	(422)	(757)	(2,109)
Operating profit/(loss) before tax	9,547	10,679	7,378	3,565	7,789
Income tax	(2,213)	(3,718)	(2,034)	(584)	(1,727)
Profit from continuing operations	7,334	6,961	5,344	2,981	6,062
Profit/(loss) from discontinued operations (net)	—	(26)	(15)	70	15
Consolidated profit for the year	7,334	6,935	5,329	3,051	6,077
Profit attributable to the Parent	5,966	5,816	4,175	2,283	5,289
Profit attributable to non-controlling interest	1,368	1,119	1,154	768	788

Per share information:
Average number of shares (thousands) (1)	14,113,617	11,858,690	10,836,111	9,766,689	8,892,033
Basic earnings per share (euros)	0.40	0.48	0.39	0.23	0.59
Basic earnings per share continuing operation (euros)	0.40	0.48	0.39	0.22	0.59
Diluted earnings per share (euros)	0.40	0.48	0.38	0.23	0.59
Diluted earnings per share continuing operation (euros)	0.40	0.48	0.38	0.22	0.59
Remuneration paid (euros) (2)	0.20	0.60	0.60	0.60	0.60
Remuneration paid (US$) (2)	0.22	0.73	0.83	0.79	0.78

	Year ended December 31,
	2015	2014	2013	2012	2011
	(in millions of euros, except percentages and per share data)
Total assets	1,340,260	1,266,296	1,115,763	1,269,645	1,251,048
Loans and advances to credit institutions (net) (3)	78,952	81,713	74,964	73,900	51,726
Loans and advances to customers (net) (3)	790,848	734,711	668,856	719,112	748,541
Investment securities (net) (4)	203,834	195,164	142,234	152,066	154,015
Investments: Associates and joint venture	3,251	3,471	5,536	4,454	4,155

Contingent liabilities	40,115	44,078	41,049	45,033	48,042

Liabilities
Deposits from central banks and credit institutions (5)	175,371	155,369	109,397	152,966	143,138
Customer deposits (5)	683,122	647,627	607,837	626,639	632,533
Debt securities (5)	205,029	196,889	175,477	205,969	197,372

Capitalization
Guaranteed subordinated debt excluding preferred securities and preferred shares (6)	6,091	3,276	4,603	5,207	6,619
Other subordinated debt	7,864	6,878	7,483	8,291	10,477
Preferred securities (6)	6,749	6,239	3,652	4,319	5,447
Preferred shares (6)	449	739	401	421	449
Non-controlling interest (including net income of the period)	10,713	8,909	9,314	9,415	6,354
Stockholders’ equity (7)	88,040	80,805	70,328	71,797	74,408
Total capitalization	119,906	106,846	95,781	99,450	103,754
Stockholders’ equity per average share (7)	6.24	6.81	6.49	7.35	8.37
Stockholders’ equity per share at the year-end (7)	6.12	6.42	6.21	6.99	8.71

Other managed funds
Mutual funds	109,028	109,519	93,304	89,176	102,611
Pension funds	11,376	11,481	10,879	10,076	9,645
Managed portfolio	20,337	20,369	20,987	18,889	19,200
Total other managed funds (8)	140,741	141,369	125,170	118,141	131,456

Consolidated ratios
Profitability ratios:
Net yield (9)	2.90%	2.89%	2.55%	2.81%	2.96%
Return on average total assets (ROA)	0.55%	0.58%	0.44%	0.24%	0.49%
Return on average stockholders’ equity (ROE) (10)	6.61%	7.75%	5.84%	3.14%	7.33%
Capital ratio:
Average stockholders’ equity to average total assets	6.70%	6.24%	5.89%	5.65%	5.88%
Ratio of earnings to fixed charges (11)
Excluding interest on deposits	1.77%	1.90%	1.69%	1.27%	1.62%
Including interest on deposits	1.39%	1.43%	1.29%	1.11%	1.26%

Credit quality data
Loans and advances to customers
Allowances for non-performing balances including country risk and excluding contingent liabilities as a percentage of total gross loans	3.24%	3.57%	3.59%	3.41%	2.45%
Non-performing balances as a percentage of total gross loans (12)	4.42%	5.30%	5.81%	4.74%	4.07%
Allowances for non-performing balances as a percentage of non-performing balances (12)	73.39%	67.42%	61.76%	72.01%	60.17%
Net loan charge-offs as a percentage of total gross loans	1.34%	1.38%	1.38%	1.36%	1.39%
Ratios adding contingent liabilities to loans and advances to customers and excluding country risk (*)
Allowances for non-performing balances (**) as a percentage of total loans and contingent liabilities	3.19%	3.49%	3.48%	3.29%	2.38%
Non-performing balances as a percentage of total loans and contingent liabilities (**) (12)	4.36%	5.19%	5.64%	4.54%	3.90%
Allowances for non-performing balances as a percentage of non-performing balances (**)(12)	73.11%	67.24%	61.65%	72.41%	61.02%
Net loan and contingent liabilities charge-offs as a percentage of total loans and contingent liabilities	1.29%	1.30%	1.29%	1.28%	1.29%

(*)	We disclose these ratios because our credit risk exposure comprises loans and advances to customers as well as contingent liabilities, all of which are subject to impairment and, therefore, allowances are taken in respect thereof.

(**)	Non-performing loans and contingent liabilities, securities and other assets to collect.

(1)	Average number of shares has been calculated on the basis of the weighted average number of shares outstanding in the relevant year, net of treasury stock.
(2)	The shareholders at the annual shareholders’ meeting held on June 19, 2009 approved a remuneration scheme (scrip dividend), whereby the Bank offered the shareholders the possibility to opt to receive an amount equivalent to the dividends in cash or new shares. The remuneration per share for 2011, 2012, 2013 and 2014 disclosed above, €0.60, is calculated assuming that the four dividends for these years were paid in cash.

On January 8, 2015, an extraordinary meeting of the board of directors took place to reformulate the dividend policy of the Bank to take effect with the first dividend to be paid with respect to our 2015 results, in order to distribute three cash dividends and a scrip dividend relating to such 2015 results. Each of these dividends will have an estimated amount of €0.05 per share. The Bank has paid the first 3 dividends on account of the earnings for the 2015 financial year in August 2015, November 2015 and February 2016 for a gross amount per share of €0.05 and will pay the fourth dividend in May 2016.

(3)	Equals the sum of the amounts included under the headings “Financial assets held for trading”, “Other financial assets at fair value through profit or loss” and “Loans and receivables” as stated in our consolidated financial statements.
(4)	Equals the amounts included as “Debt instruments” and “Equity instruments” under the headings “Financial assets held for trading”, “Other financial assets at fair value through profit or loss”, “Available-for-sale financial assets”, “Loans and receivables” and “Held-to-maturity investments” as stated in our consolidated financial statements.
(5)	Equals the sum of the amounts included under the headings “Financial liabilities held for trading”, “Other financial liabilities at fair value through profit or loss” and “Financial liabilities at amortized cost” included in notes 20, 21 and 22 to our consolidated financial statements.
(6)	In our consolidated financial statements, preferred securities and preferred shares are included under “Subordinated liabilities”.
(7)	Equals the sum of the amounts included at the end of each year as “Equity” and “Valuation adjustments” as stated in our consolidated financial statements. We have deducted the book value of treasury stock from stockholders’ equity.
(8)	At December 31, 2015 2014, and 2013 we held a 50% ownership interest in Santander Asset Management (“SAM”) and controlled this company jointly with Warburg Pincus and General Atlantic. Funds under “Other managed funds” are mostly managed by SAM.
(9)	Net yield is the total of net interest income (including dividends on equity securities) divided by average earning assets. See “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Assets—Earning Assets—Yield Spread”.
(10)	The Return on average stockholders’ equity ratio is calculated as profit attributable to the Parent divided by average stockholders’ equity.
(11)	For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of pre-tax income from continuing operations before adjustment for income or loss from equity investees plus fixed charges. Fixed charges consist of total interest expense (including or excluding interest on deposits as appropriate) and the interest expense portion of rental expense.
(12)	Non-performing loans reflect Bank of Spain classifications. These classifications differ from the classifications applied by U.S. banks in reporting loans as non-accrual, past due, restructured and potential problem loans. See “Item 4. Information on the Company—B. Business Overview—Classified Assets—Bank of Spain’s Classification Requirements”.

Set forth below is a table showing our allowances for non-performing balances broken down by various categories as disclosed and discussed throughout this annual report on Form 20-F:

	IFRS-IASB
	Year Ended December 31,
	2015	2014	2013	2012	2011
	(in millions of euros)
Allowances refers to:

Allowances for non-performing balances (*) (excluding country risk)	27,121	28,046	25,681	26,112	19,531
Less: Allowances for contingent liabilities and commitments (excluding country risk)	616	652	688	614	648

Allowances for balances of loans (excluding country risk):	26,505	27,394	24,993	25,497	18,883

Allowances relating to country risk and other	322	46	154	98	210

Allowances for non-performing balances (excluding contingent liabilities)	26,827	27,440	25,147	25,595	19,093

Of which:

Allowances for loans and receivables:	26,631	27,321	24,959	25,467	18,858

Allowances for customers	26,517	27,217	24,903	25,422	18,806

Allowances for credit institutions and other financial assets	19	79	37	30	36

Allowances for debt instruments	95	25	19	15	16

Allowances for debt instruments available for sale	196	119	188	129	235

(*)	Non-performing loans and contingent liabilities and other assets to collect.

Exchange Rates

The exchange rates shown below are those published by the European Central Bank (“ECB”), and are based on the daily consultation procedures between central banks within and outside the European System of Central Banks, which normally takes place at 14:15 p.m. CET.

	Rate During Period
Calendar Period	Period End ($)	Average Rate ($)
2011	1.29	1.39
2012	1.32	1.28
2013	1.38	1.33
2014	1.21	1.33
2015	1.09	1.11

	Rate During Period
Last six months	High $	Low $
2015
October	1.14	1.09
November	1.10	1.06
December	1.10	1.06
2016
January	1.09	1.07
February	1.13	1.09
March	1.14	1.09
April (through April 8)	1.14	1.13

On April 8, 2016, the exchange rate for euros and dollars (expressed in dollars per euro), as published by the ECB, was $1.14.

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

Our loan portfolio is concentrated in Continental Europe (in particular, Spain), the United Kingdom, Latin America and the United States. At December 31, 2015, Continental Europe accounted for 36% of our total loan portfolio (Spain accounted for 20% of our total loan portfolio), the United Kingdom (where the loan portfolio consists primarily of residential mortgages) accounted for 36%, Latin America accounted for 17% (of which Brazil represents 8% of our total loan portfolio) and the United States accounted for 11%. Accordingly, the recoverability of these loan portfolios in particular, and our ability to increase the amount of loans outstanding and our results of operations and financial condition in general, are dependent to a significant extent on the level of economic activity in Continental Europe (in particular, Spain), the United Kingdom, Latin America and the United States. A return to recessionary conditions in the economies of Continental Europe (in particular, Spain), the United Kingdom, some of the Latin American countries in which we operate or the United States, or continued recessionary conditions in Brazil, would likely have a significant adverse impact on our loan portfolio and, as a result, on our financial condition, cash flows and results of operations. See “Item 4. Information on the Company—B. Business Overview”.

1.2 We are vulnerable to disruptions and volatility in the global financial markets.

In the past eight years, financial systems worldwide have experienced difficult credit and liquidity conditions and disruptions leading to less liquidity and greater volatility (such as volatility in spreads). Global economic conditions deteriorated significantly between 2007 and 2009, and many of the countries in which we operate fell into recession. Although most countries have begun to recover, this recovery may not be sustainable. Many major financial institutions, including some of the world’s largest global commercial banks, investment banks, mortgage lenders, mortgage guarantors and insurance companies experienced, and some continue to experience, significant difficulties. Around the world, there have also been runs on deposits at several financial institutions, numerous institutions have sought additional capital or have been assisted by governments, and many lenders and institutional investors have reduced or ceased providing funding to borrowers (including to other financial institutions).

In particular, we face, among others, the following risks related to the economic downturn:

•	Reduced demand for our products and services.

•	Increased regulation of our industry. Compliance with such regulation will continue to increase our costs and may affect the pricing for our products and services and limit our ability to pursue business opportunities.

•	Inability of our borrowers to timely or fully comply with their existing obligations. Macroeconomic shocks may negatively impact the household income of our retail customers and may adversely affect the recoverability of our retail loans, resulting in increased loan losses.

•	The process we use to estimate losses inherent in our credit exposure requires complex judgments, including forecasts of economic conditions and how these economic conditions might impair the ability of our borrowers to repay their loans. The degree of uncertainty concerning economic conditions may adversely affect the accuracy of our estimates, which may, in turn, impact the reliability of the process and the sufficiency of our loan loss allowances.

•	The value and liquidity of the portfolio of investment securities that we hold may be adversely affected.

•	Any worsening of global economic conditions may delay the recovery of the international financial industry and impact our financial condition and results of operations.

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

The European Central Bank (the “ECB”) and European Council have taken actions with the aim of reducing the risk of contagion in the eurozone and beyond. These included the creation of the Open Market Transaction facility of the ECB and the decision by eurozone governments to progress towards the creation of a banking union. In January 2015, the ECB announced an extensive quantitative easing scheme. The scheme comprises a €60 billion-a-month bond-buying program across the eurozone, which was raised to €80 billion in March 2016, such program to last until at least September 2016, with a potential for extension if inflation in the eurozone does not meet the ECB target of 2%. Notwithstanding these measures, a significant number of financial institutions throughout Europe have substantial exposures to sovereign debt issued by eurozone nations, which are under financial stress. Should any of those nations default on their debt, or experience a significant widening of credit spreads, major financial institutions and banking systems throughout Europe could be destabilized, resulting in the further spread of the recent economic crisis.

We have direct and indirect exposure to financial and economic conditions throughout the eurozone economies. While concerns relating to sovereign defaults or a partial or complete break-up of the European Monetary Union, including potential accompanying redenomination risks and uncertainties, seemed to have abated, such concerns could resurface (as it was demonstrated in the earlier part of 2015 with the doubts regarding Greece’s membership of the eurozone). A deterioration of the economic and financial environment could have a material adverse impact on the whole financial sector, creating new challenges in sovereign and corporate lending and resulting in significant disruptions in financial activities at both the market and retail levels. This could materially and adversely affect our operating results, financial position and prospects.

1.4 Exposure to sovereign debt could have a material adverse effect on us.

Like many other banks, we invest in debt securities of governments in the geographies in which we operate. A failure by any such government to make timely payments under the terms of these securities, or a significant decrease in their market value, could have a material adverse effect on us.

1.5 Our growth, asset quality and profitability may be adversely affected by volatile macroeconomic and political conditions.

The economies of some of the countries where we operate, particularly in Latin America, have experienced significant volatility in recent decades. This volatility resulted in fluctuations in the levels of deposits and in the relative economic strength of various segments of the economies to which we lend. In addition, some of the countries where we operate are particularly affected by commodities price fluctuations, which in turn may affect financial market conditions through exchange rate fluctuations, interest rate volatility and deposits volatility. Negative and fluctuating economic conditions, such as slowing or negative growth and a changing interest rate environment, impact our profitability by causing lending margins to decrease and credit quality to decline and leading to decreased demand for higher margin products and services. For instance, Brazil’s present high rate of inflation, compounded by high and increasing interest rates, declining consumer spending and increasing unemployment, have had and may continue to have a material adverse impact on the Brazilian economy as a whole as well as on our financial condition and earnings in Brazil, which represented 20% of profit attributable to the Parent bank’s total operating areas in 2015 and 8% of our total loans as of December 31, 2015. In addition, our business in Brazil will continue to be adversely affected by recessionary conditions and political instability in that country.

There is uncertainty over the long-term effects of the monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China. China’s economy is entering a period of slower growth. Any continuing or worsening slowdown in China could further reduce domestic demand in China which in turn could have ripple effects on the global economy. Furthermore, financial turmoil in emerging markets tends to adversely affect stock prices and debt securities prices of other emerging markets as investors move their money to more stable and developed markets. Continued or increased perceived risks associated with investing in emerging economies in general, or the emerging market economies where the Group operates in particular, could further dampen capital flows to such economies and adversely affect such economies, and as a result, could have an adverse impact on the Group’s business and results of operations.

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

In addition, our revenues are subject to risk of loss from unfavorable political and diplomatic developments, social instability, and changes in governmental policies, including expropriation, nationalization, international ownership legislation, interest-rate caps and tax policies. In particular, the UK government has committed to hold a referendum on the UK’s membership of the European Union in June 2016. Future UK political developments, including but not limited to any changes in government structure and policies, could affect the fiscal, monetary and regulatory landscape to which we are subject and also therefore our financing availability and terms.

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

We are from time to time subject to certain claims and party to certain legal proceedings incidental to the normal course of our business, including in connection with conflicts of interest, lending activities, relationships with our employees and other commercial or tax matters. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in the early stages of discovery, we cannot state with confidence what the eventual outcome of these pending matters will be or what the eventual loss, fines or penalties related to each pending matter may be. We believe that we have made adequate reserves related to the costs anticipated to be incurred in connection with these various claims and legal proceedings (see note 25 to our consolidated financial statements). However, the amount of these provisions is substantially less than the total amount of the claims asserted against us and in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us. As a result, the outcome of a particular matter may be material to our operating results for a particular period, depending upon, among other factors, the size of the loss or liability imposed and our level of income for that period.

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

The regulations which most significantly affect the Bank, or which could most significantly affect the Bank in the future, relate to capital requirements, liquidity and funding, development of a fiscal and banking union in the European Union and regulatory reforms in the United States, and are discussed in further detail below. Other regulatory reforms adopted or proposed in the wake of the financial crisis have increased and may continue to materially increase our operating costs and negatively impact our business model. In addition, the volume, granularity, frequency and scale of regulatory and other reporting requirements necessitate a clear data strategy to enable consistent data aggregation, reporting and management. Inadequate management information systems or processes, including those relating to risk data aggregation and risk reporting, could lead to a failure to meet regulatory reporting requirements or other internal or external information demands and we may face supervisory measures as a result.

Capital requirements, liquidity, funding and structural reform

Increasingly onerous capital requirements constitute one of the Bank’s main regulatory challenges. Increasing capital requirements may adversely affect the Bank’s profitability and create regulatory risk associated with the possibility of failure to maintain required capital levels. As a Spanish financial institution, the Bank is subject to the Capital Requirements Regulation (CRR) and the Capital Requirements Directive (“CRD IV”), through which the European Union began implementing the Basel III capital reforms from January 1, 2014, with certain requirements in the process of being phased in until January 1, 2019. While the CRD IV requires national transposition, the CRR is directly applicable in all the EU member states. This regulation is complemented by several binding technical standards and guidelines issued by the EBA , directly applicable in all EU member states, without the need for national implementation measures. The implementation of the CRD IV Directive into Spanish law has largely taken place through Royal Decree Law 14/2013 and Law 10/2014, Bank of Spain Circular 2/2014 and Bank of Spain Circular 2/2016. Credit institutions, such as the Bank, are required, on a standalone and consolidated basis, to hold a minimum amount of regulatory capital of 8% of risk weighted assets (of which at least 4.5% must be Common Equity Tier 1 (“CET1”) capital and at least 6% must be Tier 1 capital). In addition to the minimum regulatory capital requirements, CRD IV also introduces capital buffer requirements that must be met with CET1 capital. CRD IV introduces five new capital buffers: (1) the capital conservation buffer for unexpected losses, requiring additional CET1 of up to 2.5% of total weighted exposures; (2) the institution-specific counter-cyclical capital buffer, requiring additional CET1 of up to 2.5% of total weighted exposures; (3) the global systemically important institutions buffer of between 1% and 3.5% of CET1; (4) the other systemically important institutions buffer, which may be as much as 2% of CET1; and (5) the Common Equity Tier 1 systemic risk buffer. Beginning in 2016, and subject to the applicable phase-in period, entities will be required to comply with the “combined buffer requirement” (broadly, the combination of the capital conservation buffer, the institution-specific counter-cyclical buffer and the higher of (depending on the institution) the systemic risk buffer, the global systemically important institutions buffer and the other systemically important financial institutions buffer, in each case as applicable to the institution).The Bank will be required to maintain a conservation buffer of 2.5% and a systemically important institutions buffer of 1%, in each case considered on a fully loaded basis. However, as of the date of this Report, due to the application of the phase-in period, the Bank is required to maintain a conservation buffer of 2.5% and a systemically important institutions buffer of 0.25%.

Article 104 of the CRD IV Directive, as implemented by Article 68 of Law 10/2014, and similarly Article 16 of Council Regulation (EU) No 1024/2013 of October 15, 2013 conferring specific tasks on the European Central Bank (the “ECB”) concerning policies relating to the prudential supervision of credit institutions (the “SSM Regulation”), also contemplate that in addition to the minimum “Pillar 1” capital requirements (including, if applicable, any buffer capital as discussed above), supervisory authorities may impose further “Pillar 2” capital requirements to cover other risks, including those not considered to be fully captured by the minimum capital requirements under CRD IV or to address macro-prudential considerations. This may result in the imposition of additional capital requirements on the Bank and/or the Group pursuant to this “Pillar 2” framework. Any failure by the Bank and/or the Group to maintain its “Pillar 1” minimum regulatory capital ratios, any “Pillar 2” additional capital requirements could result in administrative actions or sanctions, which, in turn, may have a material adverse impact on the Group’s results of operations.

The ECB is required to carry out, at least on an annual basis, assessments under CRD IV of the additional “Pillar 2” capital requirements that may be imposed for each of the European banking institutions subject to the Single Supervisory Mechanism (the “SSM”). Any additional capital requirement that may be imposed on the Bank and/or the Group by the ECB pursuant to these assessments may require the Bank and/or the Group to hold capital levels similar to, or higher than, those required under the full application of CRD IV. There can be no assurance that the Group will be able to continue to maintain such capital ratios.

In addition to the above, the EBA published on December 19, 2014 its final guidelines for common procedures and methodologies in respect of its supervisory review and evaluation process (SREP). Included in this were the EBA’s proposed guidelines for a common approach to determining the amount and composition of additional capital requirements to be implemented by January 1, 2016. Under these guidelines, national supervisors must set a composition requirement for the additional capital requirements to cover certain specified risks of at least 56% CET1 capital and at least 75% Tier 1 capital. The guidelines also contemplate that national supervisors should not set additional capital requirements in respect of risks which are already covered by capital buffer requirements and/or additional macro-prudential requirements; and, accordingly, the above “combined buffer requirement” is in addition to the minimum capital requirement and to the additional capital requirement. In this regard, under article 141 of the CRD IV Directive, Member States of the European Union must require that institutions that fail to meet the “combined buffer requirement” or the “Pillar 2” capital requirements described above, will be prohibited from paying any “discretionary payments” (which are defined broadly by the CRD IV Directive as payments relating to Common Equity Tier 1, variable remuneration and payments on Additional Tier 1 capital instruments), until it calculates its applicable restrictions and communicates them to the Regulator and, once completed, such institution will be subject to restricted “discretionary payments”. The restrictions will be scaled according to the extent of the breach of the “combined buffer requirement” and calculated as a percentage of the profits of the institution since the last distribution of profits or “discretionary payment”. Such calculation will result in a “Maximum Distributable Amount” in each relevant period. As an example, the scaling is such that in the bottom quartile of the “combined buffer requirement”, no “discretionary distributions” will be permitted to be paid. Articles 43 to 49 of Law 10/2014 and Chapter II of Title II of Royal Decree 84/2015 implement the above provisions in Spain. In particular article 48 of Law 10/2014 and articles 73 and 74 of Royal Decree 84/2014 deal with restrictions on distributions. In connection with this, Banco Santander announced on December 23, 2015 that it had received from the ECB its decision regarding prudential minimum capital phase-in requirements for 2016, following the results of SREP. The ECB decision requires that the Group maintains a Common Equity Tier 1 capital ratio of 9.75% on a consolidated basis. This 9.75% capital requirement includes: the minimum Pillar 1 requirement (4.5%); the Pillar 2 requirement including the capital conservation buffer (5.0%); and the requirement from its consideration as a global systemic financial institution (0.25%). The ECB decision also requires that Banco Santander, S.A. maintains a Common Equity Tier 1 capital ratio of 9.50% on an individual basis. This 9.50% capital requirement includes: the minimum Pillar 1 requirement (4.5%), and the Pillar 2 requirement including the capital conservation buffer (5.0%). These capital requirements do not imply any limitations referred to in CRR to distributions in the form of dividends, variable remuneration and coupon payments to holders of AT1 instruments.

In addition to the above, the CRR also includes a requirement for institutions to calculate a leverage ratio, report it to their supervisors and to disclose it publicly from January 1, 2015 onwards. More precisely, Article 429 of the CRR requires institutions to calculate their leverage ratio (LR) in accordance with the methodology laid down in that article. In January 2014, the Basel Committee finalized a definition of how the LR should be prepared and set an indicative benchmark (namely 3% of Tier 1 capital). Such 3% Tier 1 LR will be tested during the monitoring period until 2017 when the Basel Committee will decide on the final calibration. Thus, the CRR does not contain a requirement for institutions to have a capital requirement based on the LR and the decision on whether such a requirement will be introduced has been left for a later date. In accordance with Article 511 of the CRR, the European Commission is required to submit, by the end of 2016, a report on the LR to the Council and the Parliament. The report will be based on an EBA report and will be accompanied, where appropriate, by a legislative proposal to introduce a binding LR or different LRs for different business models, applicable from January 1, 2018 onwards. At December 31, 2015 the Group’s fully loaded LR was 4.73% and the phase-in LR was 5.38%.

On November 9, 2015, the Financial Stability Board (the “FSB”) published its final principles and term sheet containing an international standard to enhance the loss absorbing capacity of global systemically important banks (“G-SIBs”), such as the Bank. The final standard consists of an elaboration of the principles on loss absorbing and recapitalization capacity of G-SIBs in resolution and a term sheet setting out a proposal for the implementation of these proposals in the form of an internationally agreed standard on total loss absorbing capacity (“TLAC”) for G-SIBs. Once implemented in the relevant jurisdictions, these principles and terms will form a new minimum TLAC standard for G-SIBs, and in the case of G-SIBs with more than one resolution group, each resolution group within the G-SIB. If implemented as contemplated, the TLAC requirement is expected to create material additional quantitative requirements for the Bank and each of its resolution sub-groups, including new minimum risk-based and leverage TLAC ratios of (i) the Bank’s and each of its resolution sub-groups’ regulatory capital plus certain types of long-term unsecured debt instruments and other eligible liabilities that can be written down or converted into equity during resolution to (ii) the Bank’s or the resolution sub-group’s risk-weighted assets and the Basel III leverage ratio denominator.

The FSB term sheet reflects a minimum Pillar 1 risk-based TLAC requirement of 16% of the Bank’s and each of its resolution sub-groups’ risk weighted assets as from January 1, 2019 and 18% as from January 1, 2022. Minimum TLAC under the term sheet must be also at least 6% of the Basel III leverage ratio denominator as from January 1, 2019, and at least 6.75% as from January 1, 2022.

While definitive TLAC requirements remain subject to significant uncertainty, based on our interpretation of the FSB’s final principles and term sheet from November 2015 and assuming TLAC requirements at 18% (the fully phased-in requirement at 2022), a Basel III capital conservation buffer of 2.5% and a G-SIB surcharge of 1.0%, the estimated shortfall between our current capital levels and the requirements expected to be in force by 2019 would be such that, given historical annual debt issuance volumes by the Group, we believe the Group has flexibility to comply with expected TLAC requirements through recurring issuances of qualifying debt.

Furthermore, the European Bank Recovery and Resolution Directive (“BRRD”) requires all European banks to maintain a minimum requirement for own funds and eligible liabilities (“MREL”). The purpose of MREL, which is calculated as a percentage of the total liabilities and own funds of an institution, is to ensure that institutions maintain enough capital capable of being written down and/or bailed-in, so as to facilitate resolution. Therefore, the objective of the MREL is broadly the same as TLAC.

The obligation to set an MREL for the Group and individual Group entities applied under the BRRD from January 1, 2016. The European Union Single Resolution Board (SRB) intends to determine MREL for all major banking groups established in the Banking Union over the course of 2016 although during this year the SRB will focus on determining MREL at the consolidated level of each group only. The MREL determinations allow for a case-by-case analysis. In the case of G-SIBs and the other major banking groups for which it is the resolution authority, the SRB will make its decisions taking into account the main features of TLAC so that these entities would be subject to a single requirement for loss absorbing capacity.

TLAC requirements contain a common minimum requirement but allow resolution authorities to specify additional TLAC requirements on an individual institution basis. TLAC requirements may further be imposed in addition to the minimum “own funds” requirements under CRD IV. Any failure by an institution to meet the applicable minimum TLAC requirements are supposed to be treated in the same manner as a failure to meet minimum regulatory capital requirements, where resolution authorities must ensure that they intervene and place an institution into resolution sufficiently early if it is deemed to be failing or likely to fail and there is no reasonable prospect of recovery.

The conditions required of TLAC eligible instruments (other than own funds) and those required of eligible liabilities for MREL purposes under the BRRD are different. Furthermore, the implementation of TLAC at the European level is currently being discussed. Only some jurisdictions have designed a framework for such eligible instruments (other than own funds instruments) but there is not yet a European solution that gives certainty in relation to the eligibility of instruments and enforcement action for breach of the requirement to hold MREL. There can be no assurance that the Bank and each of its European resolution sub-groups, will be able to issue sufficient TLAC and MREL eligible liabilities to meet their requirements. That may limit the quantity of the Bank’s CET1 capital which is available to meet its “combined buffer requirement”, and may, therefore, limit the Bank’s ability to make “discretionary payments” in the form of dividends, variable remuneration and coupon payments to holders of AT1 instruments.

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

The SSM (comprised by both the ECB and the national competent authorities) is designed to assist in making the banking sector more transparent, unified and safer. In accordance with the SSM Regulation, the ECB fully assumed its new supervisory responsibilities within the SSM, in particular direct supervision of the 123 largest European banks (including the Bank), on November 4, 2014. In preparation for this step, between November 2013 and October 2014, the ECB conducted, together with national supervisors, a comprehensive assessment of 130 banks, which together hold more than 80% of eurozone banking assets. The exercise consisted of three elements: (i) a supervisory risk assessment, which assessed the main balance sheet risks including liquidity, funding and leverage; (ii) an asset quality review, which focused on credit and market risks; and (iii) a stress test to examine the need to strengthen capital or take other corrective measures.

The SSM represents a significant change in the approach to bank supervision at a European and global level. The SSM results in the direct supervision of 123 financial institutions (as of September 30, 2015), including the Bank, and indirect supervision of around 3,500 financial institutions and is now one of the largest in the world in terms of assets under supervision. In the coming years, the SSM is expected to work to establish a new supervisory culture importing best practices from the 19 national competent authorities that are part of the SSM. Several steps have already been taken in this regard such as the recent publication of the Supervisory Guidelines and the approval of the Regulation (EU) No 468/2014 of the European Central Bank of April 16, 2014, establishing the framework for cooperation within the Single Supervisory Mechanism between the European Central Bank and national competent authorities and with national designated authorities (SSM Framework Regulation). In addition, this new body represents an extra cost for the financial institutions that funds it through payment of supervisory fees.

The other main pillar of the EU banking union is the SRM, the main purpose of which is to ensure a prompt and coherent resolution of failing banks in Europe at minimum cost for the taxpayers and the real economy. Regulation (EU) No. 806/2014 of the European Parliament and the Council of the European Union (the “SRM Regulation”), which was passed on July 15, 2014, and became effective from January 1, 2015, establishes uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms in the framework of the SRM and a Single Resolution Fund (“SRF”). Under the intergovernmental agreement (“IGA”) signed by 26 EU member states on May 21, 2014, contributions by banks raised at national level were transferred to the SRF. The new Single Resolution Board (“SRB”), which is the central decision-making body of the SRM, started operating on January 1, 2015 and has fully assumed its resolution powers on January 1, 2016. The SRB is responsible for managing the SRF and its mission is to ensure that credit institutions and other entities under its remit, which face serious difficulties, are resolved effectively with minimal costs to taxpayers and the real economy. From that date onwards the Single Resolution Fund is also in place, funded by contributions from European banks in accordance with the methodology approved by the Council of the European Union. The Single Resolution Fund is intended to reach a total amount of €55 billion by 2024 and to be used as a separate backstop only after an 8% bail-in of a bank’s liabilities has been applied to cover capital shortfalls (in line with the BRRD).

By allowing for the consistent application of EU banking rules through the SSM and the SRM, the banking union is expected to help resume momentum towards economic and monetary union. In order to complete such union, a single deposit guarantee scheme is still needed which may require a change to the existing European treaties. This is the subject of continued negotiation by European leaders to ensure further progress is made in European fiscal, economic and political integration.

Regulations adopted towards achieving a banking and/or fiscal union in the EU and decisions adopted by the ECB in its capacity as the Bank’s main supervisory authority may have a material impact on the Bank’s business, financial condition and results of operations. In particular, the BRRD and Directive 2014/49/EU on deposit guarantee schemes were published in the Official Journal of the EU on June 12, 2014. The BRRD was required to be implemented on or before January 1, 2015, although the bail-in tool only applies since January 1, 2016. The BRRD was partially implemented in Spain in June 2015 through Law 11/2015 and Royal Decree 1012/2015.

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

Other regulatory reforms adopted or proposed in the wake of the financial crisis

On August 16, 2012, the EU Regulation on over-the-counter (“OTC”) derivatives, central counterparties and trade repositories, referred to as EMIR, entered into force. While a number of the compliance requirements introduced by EMIR already apply, the European Securities and Markets Authority is still in the process of finalizing some of the implementing rules mandated by EMIR. EMIR introduced a number of requirements, including clearing obligations for certain classes of OTC derivatives, exchange of initial and variation margin and various reporting and disclosure obligations. Although some of the particular effects brought about by EMIR are not yet fully foreseeable, many of its elements have led and may lead to changes which may negatively impact our profit margins, require us to adjust our business practices or increase our costs (including compliance costs). The Markets in Financial Instruments legislation (which comprises a regulation (“MiFIR”) and a directive (“MiFID”)), introduces a trading obligation for those OTC derivatives which are subject to mandatory clearing and which are sufficiently standardized. Additionally, it includes other requirements such as enhancing the investor protection’s regime and governance and reporting obligations. It also extends transparency requirements to OTC operations in non-equity instruments. MiFID was initially intended to enter into effect on January 3, 2017. Notwithstanding this, in order to ensure legal certainty and avoid potential market disruption, the European Commission has proposed delaying the effective date of MiFID 12 months, until January 3, 2018.

Separately, on September 28, 2011, the European Commission tabled a proposal for an European Council Directive on a common system of financial transaction tax (FTT) and amending Directive 2008/7/EC. The objective of the proposal was to ensure a fair contribution of the financial sector to the costs of the financial crisis, avoid fragmentation of the single market and create appropriate disincentives for transactions that do not enhance the efficiency of financial markets. At the European Council meetings of June 22 and July 10, 2012 and at the European Council meeting on June 28/29, 2012, it was ascertained that essential differences in opinion remained as regards the need to establish a common system of FTT at EU level and that the proposal would have not received unanimous support within the Council in the foreseeable future. On the basis of the request of eleven Member States (Austria, Belgium, Estonia, France, Germany, Greece, Italy, Portugal, Slovakia, Slovenia and Spain (the “Participating Member States”)), and in accordance with the authorization of the European Council of January 22, 2013, which was adopted following the European Parliament’s consent given on December 12, 2012, the European Commission on March 14, 2013 submitted a proposal for a Council Directive implementing enhanced cooperation in the area of financial transaction tax (the “Commission Proposal”). The Commission Proposal, essentially, mirrored the scope and objectives of the original FTT proposal put forward by the European Commission in 2011. Though further progress during 2015 was expected, work will have to continue in 2016 on a number of other open questions that constitute the “building blocks” of the design of the future FTT. This work will have to cover all remaining aspects of the Commission Proposal on FTT, and in particular whether the final compromise should include specific provisions or exemptions to address concerns relating to the potential impact of the future FTT on the real economy and retirement schemes (pension plans, funds, and other products serving similar objective). The ECOFIN meeting held on December 8, 2015 was intended to be a make or break meeting for the prospects of an enhanced co-operation FTT. A statement following the meeting released by the 10 remaining Participating Member states (Estonia has now dropped out) represents progress of sorts but significant differences still remain. A further deadline of June 2016 has been set to reach consensus, though there is still real uncertainty over the prospects of the EU FTT. Depending on the final details, the proposed financial transaction tax could have a materially negative effect on the Bank’s profits and business. Different forms of national financial transaction taxes have already been implemented in a number of European jurisdictions, including France and Italy, and these taxes may result in compliance costs as well as market consequences which may affect the Bank’s revenues.

United States significant regulation

In the United States, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), which was adopted in 2010, will continue to result in significant structural reforms affecting the financial services industry. This legislation provided for, among other things, the establishment of a Consumer Financial Protection Bureau with broad authority to regulate the credit, savings, payment and other consumer financial products and services that we offer, the creation of a structure to regulate systemically important financial companies, more comprehensive regulation of the over-the-counter derivatives market, prohibitions on engagement in certain proprietary trading activities and restrictions on ownership or sponsorship of, or entering into certain credit-related transactions with related, covered funds, restrictions on the interchange fees earned through debit card transactions, and a requirement that bank regulators phase out the treatment of trust preferred capital instruments as Tier 1 capital for regulatory capital purposes.

With respect to OTC derivatives, the Dodd-Frank Act provides for an extensive framework for the regulation of OTC derivatives, including mandatory clearing, trading through electronic platforms and transaction reporting of certain OTC derivatives. Entities that are swap dealers, security-based swap dealers, major swap participants or major security-based swap participants are required to register with the CFTC or the SEC, or both, and are or will be subject to new capital, margin, business conduct, recordkeeping, clearing, execution, reporting and other requirements. Banco Santander, S.A. and Abbey National Treasury Services plc became provisionally registered as a swap dealer with the CFTC on July 8, 2013 and November 4, 2013, respectively. In addition, we may register one more subsidiary as swap dealer with the CFTC. Although many significant regulations applicable to swap dealers are already in effect, some of the most important rules, such as margin requirements for uncleared swaps and capital rules for swap dealers, are not yet effective and we continue to assess how compliance with these new rules will affect our business.

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

In addition, in September 2014 the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) and other U.S. regulators issued a final rule introducing a quantitative liquidity coverage ratio requirement on certain large banks and bank holding companies. The liquidity coverage ratio is part of the Basel Committee’s international standards on quantitative liquidity metrics, which are in turn part of the international Basel III framework. The U.S. implementation of the liquidity coverage ratio is broadly consistent with the Basel Committee’s liquidity standards, but is more stringent in several important respects. Although this final rule does not apply to foreign banking organizations (“FBOs”), the Federal Reserve Board has stated that it intends, through future rulemakings, to apply the liquidity coverage ratio and another Basel III liquidity metric to the U.S. operations of some or all large FBOs.

On February 18, 2014, the Federal Reserve Board issued a final rule to enhance its supervision and regulation of certain FBOs. Among other things, this rule requires FBOs with over $50 billion of U.S. non-branch assets to establish or designate a U.S. intermediate holding company (an “IHC”) and to transfer its entire ownership interest in substantially all of its U.S. subsidiaries to such IHC by July 1, 2016. U.S. branches and agencies are not required to be transferred to the IHC. The IHC will be subject to an enhanced supervision framework, including enhanced risk-based and leverage capital requirements, liquidity requirements, risk management and governance requirements, and stress-testing requirements. A phased-in approach is being used for the standards and requirements. Certain enhanced standards are effective in 2015, with other standards and requirements becoming effective between July 1, 2016 and January 1, 2018. Pursuant to the final rule, as an FBO with over $50 billion of U.S. non-branch assets as of June 30, 2014, we submitted an IHC implementation plan to the Federal Reserve Board by January 1, 2015. As of the date of this annual report, we are continuing to refine this plan. Implementation and compliance with this plan have caused and will continue to cause the Group to invest significant management attention and resources.

The Volcker Rule, a statutory provision of the Dodd-Frank Act, prohibits “banking entities” from engaging in certain forms of proprietary trading or from sponsoring, investing in, or entering into certain credit-related transactions with related, covered funds, in each case subject to certain exceptions. The term “covered fund” is defined very broadly to include traditional hedge funds, private equity funds, certain securitization vehicles and other entities that rely on Sections 3(c)(1) or 3(c)(7) of the U.S. Investment Company Act of 1940 for an exemption under that Act, as well as certain similar foreign funds. The Volcker Rule became effective in July 2012 and in December 2013 U.S. regulators issued final rules implementing the Volcker Rule. The statute and final rules also contain exclusions and certain exemptions for market-making, hedging, underwriting, trading in U.S. government and agency obligations as well as certain foreign government obligations, and trading solely outside the United States, and also permit certain ownership interests in certain types of funds to be retained. Banking entities such as the Bank must bring their activities and investments into compliance with the requirements of the Volcker Rule by the end of the conformance period applicable to each requirement. In general, all banking entities were required to conform to the requirements of the Volcker Rule, except for provisions related to certain funds, and to implement a compliance program by July 21, 2015. In December 2014, the Federal Reserve Board issued an order extending the Volcker Rule’s general conformance period until July 21, 2016 for investments in and relationships with covered funds and certain foreign funds that were in place on or prior to December 31, 2013 (“legacy covered funds”), and stated its intention to grant a final one-year extension of the general conformance period, to July 21, 2017, for banking entities to conform ownership interests in and relationships with legacy covered funds. This extension of the conformance period does not apply to the Volcker Rule’s prohibitions on proprietary trading and does not appear to apply to any investments in and relationships with covered funds put in place after December 31, 2013. We have assessed how the final rules implementing the Volcker Rule affect our businesses and have adopted the necessary measures to bring our activities into compliance with the rules.

Furthermore, Title I of the Dodd-Frank Act and the implementing regulations issued by the Federal Reserve Board and the Federal Deposit Insurance Corporation (“FDIC”) require each bank holding company with assets of $50 billion or more, including us, to prepare and submit annually to the Federal Reserve Board and the FDIC a plan for the orderly resolution of our subsidiaries and operations that are domiciled in the United States in the event of future material financial distress or failure. In addition, each insured depository institution (“IDI”) with assets of $50 billion or more, such as Santander Bank, N.A., our U.S. national bank subsidiary, must submit a separate IDI resolution plan annually to the FDIC. The Title I and IDI plans each must include information on resolution strategy, major counterparties and interdependencies, among other things, and require substantial effort, time and cost to prepare. We submitted our most recent annual U.S. resolution plans in December 2015. The Title I plan resolution plan is subject to review by the Federal Reserve Board and the FDIC. The IDI plan is subject to review solely by the FDIC.

On October 30, 2015, the Federal Reserve Board proposed a rule that would establish certain TLAC and long-term debt requirements in the United States generally consistent with the FSB’s international TLAC standard. The proposed U.S. TLAC rule would require, among other things, the U.S. IHCs of non-U.S. G-SIBs, including the Group’s future U.S. IHC, to maintain a minimum amount of internal TLAC and would separately require them to maintain a minimum amount of internal long-term debt. The terms “internal TLAC” and “internal long-term debt” refer to instruments that would be required to be issued internally within the banking group, from the IHC to a foreign parent entity. The proposed minimum amounts of internal TLAC and internal long-term debt vary depending on the home country resolution authority’s preferred resolution strategy. Under the proposed rule, the Group’s U.S. IHC, if it is treated as a resolution entity IHC under the proposed rule, would be required to maintain, on a fully phased-in basis by 2022, internal TLAC of at least 18% of risk-weighted assets (plus an internal TLAC buffer of an additional 2.5%), at least 6.75% of the Basel III leverage ratio denominator and at least 9% of average total consolidated assets, as well as internal long-term debt of at least 7% of risk-weighted assets, at least 3% of the Basel III leverage ratio denominator and at least 4% of average total consolidated assets. Internal long-term debt instruments would be subject to certain eligibility criteria, including issuance to a foreign parent entity (a non-U.S. entity that controls the IHC) and the inclusion of a contractual trigger allowing for, in limited circumstances, the cancellation of, or immediate conversion or exchange of the instrument into, common equity tier 1 capital upon an order by the Federal Reserve Board. As proposed, the internal TLAC requirements may be satisfied with a combination of eligible long-term debt instruments and tier 1 capital, whereas the internal long-term debt requirements would be required to be satisfied only with eligible long-term debt instruments. The proposed rule would also require internal TLAC to be contractually subordinated to ineligible debt instruments and prohibit the U.S. IHC from issuing any external short-term debt, issuing parent guarantees with certain impermissible cross defaults, entering into any qualified financial contract with a third party, benefitting from upstream guarantees or issuing any instruments with certain setoff rights.

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

United States stress testing, capital planning, and related supervisory actions

Certain of our U.S. subsidiaries, including Santander Holdings USA, our U.S. bank holding company subsidiary, are subject to stress testing and capital planning requirements under regulations implementing the Dodd-Frank Act or other banking laws or policies. In March 2014 and March 2015, the Federal Reserve Board, as part of its Comprehensive Capital Analysis and Review (“CCAR”) process, objected on qualitative grounds to the capital plans submitted by Santander Holdings USA. In its 2015 public report on CCAR, the Federal Reserve Board cited widespread and critical deficiencies in Santander Holdings USA’s capital planning processes, including specific deficiencies in governance, internal controls, risk identification and risk management, management information systems, and supporting assumptions and analysis. As a result of the 2014 and 2015 CCAR objections, Santander Holdings USA is not permitted to make any capital distributions without the Federal Reserve Board’s approval, other than the continued payment of dividends on Santander Holdings USA’s outstanding class of preferred stock, until a new capital plan is approved by the Federal Reserve Board. The deadline for Santander Holdings USA’s next capital plan submission is in April 2016, and there is the risk that the Federal Reserve Board will object to Santander Holdings USA’s next capital plan.

In addition, Santander Holdings USA is subject to supervisory actions in the United States related to the CCAR stress testing and capital planning processes. Specifically, on September 15, 2014, Santander Holdings USA and the Federal Reserve Bank of Boston (“FRB Boston”) executed a written agreement relating to a subsidiary’s declaration and payment of dividends in the second quarter of 2014 without the Federal Reserve Board’s approval. Under the written agreement, Santander Holdings USA agreed to submit to the FRB Boston written procedures to strengthen board oversight of management regarding planned capital distributions by Santander Holdings USA and its subsidiaries. In addition, Santander Holdings USA agreed to subject future distributions to the prior written approval of Federal Reserve System and to take necessary actions to ensure that no such distributions are made.

Other supervisory actions and restrictions on U.S. activities

In addition to the foregoing, U.S. bank regulatory agencies from time to time take supervisory actions under certain circumstances that restrict or limit a financial institution’s activities. In some instances, we are subject to significant legal restrictions on our ability to publicly disclose these actions or the full details of these actions. Furthermore, as part of the regular examination process, our U.S. banking subsidiaries’ regulators may advise our U.S. banking subsidiaries to operate under various restrictions as a prudential matter. The U.S. supervisory environment has become significantly more demanding and restrictive since the financial crisis of 2008. Under the U.S. Bank Holding Company Act, the Federal Reserve Board has the authority to disallow us and our U.S. banking subsidiaries from engaging in certain categories of new activities in the United States or acquiring shares or control of other companies in the United States. Such actions and restrictions currently applicable to us or our U.S. banking subsidiaries could adversely affect our costs and revenues. Moreover, efforts to comply with nonpublic supervisory actions or restrictions could require material investments in additional resources and systems, as well as a significant commitment of managerial time and attention. As a result, such supervisory actions or restrictions could have a material adverse effect on our business and results of operations; and we may be subject to significant legal restrictions on our ability to publicly disclose these matters or the full details of these actions. In addition to such confidential actions and restrictions, in July 2015, Santander Holdings USA became subject to a public enforcement action with the FRB Boston under which Santander Holdings USA entered into a written agreement to make enhancements with respect to, among other matters, board oversight of the consolidated organization, risk management, capital planning and liquidity risk management.

2.1.3 We are subject to potential intervention by any of our regulators or supervisors, particularly in response to customer complaints.

As noted above, our business and operations are subject to increasingly significant rules and regulations that are required to conduct banking and financial services business. These apply to business operations, affect financial returns, include reserve and reporting requirements, and prudential and conduct of business regulations. These requirements are set by the relevant central banks and regulatory authorities that authorize, regulate and supervise us in the jurisdictions in which we operate.

In their supervisory roles, the regulators seek to maintain the safety and soundness of financial institutions with the aim of strengthening the protection of customers and the financial system. The supervisors’ continuing supervision of financial institutions is conducted through a variety of regulatory tools, including the collection of information by way of prudential returns, reports obtained from skilled persons, visits to firms and regular meetings with management to discuss issues such as performance, risk management and strategy. In general, these regulators have a more outcome-focused regulatory approach that involves more proactive enforcement and more punitive penalties for infringement. As a result, we face increased supervisory scrutiny (resulting in increasing internal compliance costs and supervision fees), and in the event of a breach of our regulatory obligations we are likely to face more stringent regulatory fines. Some of the regulators are focusing intently on consumer protection and on conduct risk and will continue to do so. This has included a focus on the design and operation of products, the behavior of customers and the operation of markets. Some of the laws in the relevant jurisdictions on which we operate, give the regulators the power to make temporary product intervention rules either to improve a firm’s systems and controls in relation to product design, product management and implementation, or to address problems identified with financial products. These problems may potentially cause significant detriment to consumers because of certain product features or governance flaws or distribution strategies. Such rules may prevent institutions from entering into product agreements with customers until such problems have been solved. Some of the regulatory regimes on the relevant jurisdictions on which we operate, require us to be in compliance across all aspects of our business, including the training, authorization and supervision of personnel, systems, processes and documentation. If we fail to comply with the relevant regulations, there would be a risk of an adverse impact on our business from sanctions, fines or other actions imposed by the regulatory authorities. Customers of financial services institutions, including our customers, may seek redress if they consider that they have suffered loss as a result of the mis-selling of a particular product, or through incorrect application of the terms and conditions of a particular product. Given the inherent unpredictability of litigation and the evolution of judgments by the relevant authorities, it is possible that an adverse outcome in some matters could harm our reputation or have a material adverse effect on our operating results, financial condition and prospects arising from any penalties imposed or compensation awarded, together with the costs of defending such an action, thereby reducing our profitability.

2.1.4 We are subject to review by taxing authorities, and an incorrect interpretation by us of tax laws and regulations may have a material adverse effect on us.

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

2.1.5 Changes in taxes and other assessments may adversely affect us.

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

2.1.6 We may not be able to detect or prevent money laundering and other financial crime activities fully or on a timely basis, which could expose us to additional liability and could have a material adverse effect on us.

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

We have developed policies and procedures aimed at detecting and preventing the use of our banking network for money laundering and other financial crime related activities. These require implementation and embedding within our business effective controls and monitoring, which in turn requires on-going changes to systems and operational activities. Financial crime is continually evolving and subject to increasingly stringent regulatory oversight and focus. This requires proactive and adaptable responses from us so that we are able to deter threats and criminality effectively. Even known threats can never be fully eliminated, and there will be instances where we may be used by other parties to engage in money laundering and other illegal or improper activities. In addition, we rely heavily on our employees to assist us by spotting such activities and reporting them, and our employees have varying degrees of experience in recognizing criminal tactics and understanding the level of sophistication of criminal organizations. Where we outsource any of our customer due diligence, customer screening or anti financial crime operations, we remain responsible and accountable for full compliance and any breaches. If we are unable to apply the necessary scrutiny and oversight, there remains a risk of regulatory breach.

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

Liquidity risk is the risk that we either do not have available sufficient financial resources to meet our obligations as they fall due or can secure them only at excessive cost. This risk is inherent in any retail and commercial banking business and can be heightened by a number of enterprise-specific factors, including over-reliance on a particular source of funding, changes in credit ratings or market-wide phenomena such as market dislocation. While we implement liquidity management processes to seek to mitigate and control these risks, unforeseen systemic market factors in particular make it difficult to eliminate completely these risks. Adverse and continued constraints in the supply of liquidity, including inter-bank lending, has affected and may materially and adversely affect the cost of funding our business, and extreme liquidity constraints may affect our current operations and our ability to fulfill regulatory liquidity requirements, as well as limit growth possibilities.

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

We rely, and will continue to rely, primarily on commercial deposits to fund lending activities. The ongoing availability of this type of funding is sensitive to a variety of factors outside our control, such as general economic conditions and the confidence of commercial depositors in the economy, in general, and the financial services industry in particular, and the availability and extent of deposit guarantees, as well as competition between banks for deposits or competition with other products, such as mutual funds. Any of these factors could significantly increase the amount of commercial deposit withdrawals in a short period of time, thereby reducing our ability to access commercial deposit funding on appropriate terms, or at all, in the future. If these circumstances were to arise, this could have a material adverse effect on our operating results, financial condition and prospects.

We anticipate that our customers will continue, in the near future, to make deposits (particularly demand deposits and short-term time deposits), and we intend to maintain our emphasis on the use of banking deposits as a source of funds. The short-term nature of some deposits could cause liquidity problems for us in the future if deposits are not made in the volumes we expect or are not renewed. If a substantial number of our depositors withdraw their demand deposits or do not roll over their time deposits upon maturity, we may be materially and adversely affected.

Central banks have taken extraordinary measures to increase liquidity in the financial markets as a response to the financial crisis. If current facilities were rapidly removed or significantly reduced, this could have an adverse effect on our ability to access liquidity and on our funding costs.

We cannot assure that in the event of a sudden or unexpected shortage of funds in the banking system, we will be able to maintain levels of funding without incurring high funding costs, a reduction in the term of funding instruments or the liquidation of certain assets. If this were to happen, we could be materially adversely affected.

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

Banco Santander, S.A.’s long-term debt is currently rated investment grade by the major rating agencies—A3 stable outlook by Moody’s Investors Service España, S.A., A- stable outlook by Standard & Poor’s Ratings Services and A- stable outlook by Fitch Ratings Ltd. In June 2015, Moody’s upgraded Banco Santander, S.A.’s rating from Baa1 to A3 in light of their new banking methodology and in October 2015 Standard & Poor’s upgraded Banco Santander, S.A.’s rating from BBB+ to A- following the upgrade of the sovereign credit rating of Spain.

Santander UK’s long-term debt is currently rated investment grade by the major rating agencies: A1 with stable outlook by Moody’s Investors Service, A with stable outlook by Standard & Poor’s Ratings Services and A with positive outlook by Fitch Ratings.

Banco Santander (Brasil)’s long-term debt in foreign currency is currently rated BB with a negative outlook by Standard & Poor’s Ratings Services, BBB- with negative outlook by Fitch Ratings Ltd. and Ba3 with a negative outlook by Moody’s Investors Service. During the course of 2015 and the first quarter of 2016 the three major agencies lowered the rating as a result of the lowering of Brazil’s sovereign credit rating.

We conduct substantially all of our material derivative activities through Banco Santander, S.A. and Santander UK. We estimate that as of December 31, 2015, if all the rating agencies were to downgrade Banco Santander, S.A.’s long-term senior debt ratings by one notch we would be required to post up to €200 million in additional collateral pursuant to derivative and other financial contracts. A hypothetical two notch downgrade would result in a requirement to post up to €6 million in additional collateral. We estimate that as of December 31, 2015, if all the rating agencies were to downgrade Santander UK’s long-term credit ratings by one notch, and thereby trigger a short-term credit rating downgrade, this could result in contractual outflows from Santander UK’s total liquid assets of £4.6 billion of cash and additional collateral that Santander UK would be required to post under the terms of secured funding and derivatives contracts. A hypothetical two notch downgrade would result in an additional contractual outflow of £0.3 billion of cash and collateral under secured funding and derivatives contracts.

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

2.3 Credit Risks

2.3.1 If the level of non-performing loans increases or the credit quality deteriorates in the future, or if our loan loss reserves are insufficient to cover loan losses, this could have a material adverse effect on us.

Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of our business. Non-performing or low credit quality loans have in the past and can continue to negatively impact our results of operations. In particular, the amount of our reported non-performing loans may increase in the future as a result of growth in our total loan portfolio, including as a result of loan portfolios that we may acquire in the future, or factors beyond our control, such as adverse changes in the credit quality of our borrowers and counterparties or a general deterioration in economic conditions in Continental Europe, the United Kingdom, Latin America, particularly Brazil, the United States or global economic conditions, impact of political events, events affecting certain industries or events affecting financial markets and global economies. We cannot assure that we will be able to effectively control the level of the non-performing loans in our total loan portfolio.

Our loan loss reserves are based on our current assessment of and expectations concerning various factors affecting the quality of our loan portfolio. These factors include, among other things, our borrowers’ financial condition, repayment abilities and repayment intentions, the realizable value of any collateral, the prospects for support from any guarantor, government macroeconomic policies, interest rates and the legal and regulatory environment. As the recent global financial crisis demonstrated, many of these factors are beyond our control. As a result, there is no precise method for predicting loan and credit losses, and we cannot assure that our current or future loan loss reserves will be sufficient to cover actual losses. If our assessment of and expectations concerning the above mentioned factors differ from actual developments, if the quality of our total loan portfolio deteriorates, for any reason, including the increase in lending to individuals and small and medium enterprises, the volume increase in the credit card portfolio and the introduction of new products, or if the future actual losses exceed our estimates of incurred losses, we may be required to increase our loan loss reserves, which may adversely affect us. If we were unable to control or reduce the level of our non-performing or poor credit quality loans, this could have a material adverse effect on us.

Mortgage loans are one of our principal assets, comprising 49% of our loan portfolio as of December 31, 2015. We are exposed to developments in housing markets, especially in Spain and the United Kingdom, and to a number of large real estate developers in Spain. From 2002 to 2007, demand for housing and mortgage financing in Spain increased significantly driven by, among other things, economic growth, declining unemployment rates, demographic and social trends, the desirability of Spain as a vacation destination and historically low interest rates in the eurozone. The United Kingdom also experienced an increase in housing and mortgage demand driven by, among other things, economic growth, declining unemployment rates, demographic trends and the increasing prominence of London as an international financial center. During late 2007, the housing market began to adjust in Spain and the United Kingdom as a result of excess supply (particularly in Spain) and higher interest rates. Since 2008, as economic growth stalled in Spain and the United Kingdom, persistent housing oversupply, decreased housing demand, rising unemployment, subdued earnings growth, greater pressure on disposable income, a decline in the availability of mortgage finance and the continued effect of global market volatility have caused home prices to decline, while mortgage delinquencies and forbearances have increased.

As a result of these and other factors, our NPL ratio increased from 0.94% at December 31, 2007, to 2.02% at December 31, 2008, to 3.24% at December 31, 2009, to 3.54% at December 31, 2010, to 3.90% at December 31, 2011, to 4.54% at December 31, 2012 and to 5.64% at December 31, 2013. Although the trend changed during the last two years as our NPL ratio decreased to 5.19% at December 31, 2014 and to 4.36% at December 31, 2015, we can provide no assurance that our NPL ratio will not increase again as a result of the aforementioned and other factors. High unemployment rates coupled with declining real estate prices, could have a material adverse impact on our mortgage payment delinquency rates, which in turn could have a material adverse effect on our business, financial condition and results of operations.

2.3.2 The value of the collateral securing our loans may not be sufficient, and we may be unable to realize the full value of the collateral securing our loan portfolio.

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

2.3.3 We are subject to counterparty risk in our banking business.

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

Market risk refers to the probability of variations in our net interest income or in the market value of our assets and liabilities due to volatility of interest rate, inflation, exchange rate or equity price. Changes in interest rates affect the following areas, among others, of our business:

•	net interest income;

•	the volume of loans originated;

•	volatility of credit spreads;

•	the market value of our securities holdings;

•	gains from sales of loans and securities; and

•	gains and losses from derivatives.

Interest rates are sensitive to many factors beyond our control, including increased regulation of the financial sector, monetary policies, domestic and international economic and political conditions and other factors. Variations in interest rates could affect our net interest income, which comprises the majority of our revenue, reducing our growth rate and potentially resulting in losses. This results from the varying effect that a change in interest rates may have on the interest earned on our assets and the interest paid on our borrowings. In addition, we may incur costs (which, in turn, will impact our results) as we implement strategies to reduce future interest rate exposure.

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

In addition, we may experience increased delinquencies in a low interest rate environment when such an environment is accompanied by high unemployment and recessionary conditions.

We are also exposed to foreign exchange rate risk as a result of mismatches between assets and liabilities denominated in different currencies. Fluctuations in the exchange rate between currencies may negatively affect our earnings and value of our assets and securities. The continued depreciation of the Latin American currencies against the U.S. dollar could make our Latin American subsidiaries’ foreign currency-linked obligations and funding more expensive and have similar consequences for our borrowers in Latin America.

We are also exposed to equity price risk in our investments in equity securities in the banking book and in the trading portfolio. The performance of financial markets may cause changes in the value of our investment and trading portfolios. The volatility of world equity markets due to the continued economic uncertainty and sovereign debt crisis has had a particularly strong impact on the financial sector. Continued volatility may affect the value of our investments in equity securities and, depending on their fair value and future recovery expectations, could become a permanent impairment which would be subject to write-offs against our results. To the extent any of these risks materialize, our net interest income or the market value of our assets and liabilities could be materially adversely affected.

2.4.2 Market conditions have resulted and could result in material changes to the estimated fair values of our financial assets. Negative fair value adjustments could have a material adverse effect on our operating results, financial condition and prospects.

In the past eight years, financial markets have been subject to significant stress resulting in steep falls in perceived or actual financial asset values, particularly due to volatility in global financial markets and the resulting widening of credit spreads. We have material exposures to securities, loans and other investments that are recorded at fair value and are therefore exposed to potential negative fair value adjustments. Asset valuations in future periods, reflecting then-prevailing market conditions, may result in negative changes in the fair values of our financial assets and these may also translate into increased impairments. In addition, the value ultimately realized by us on disposal may be lower than the current fair value. Any of these factors could require us to record negative fair value adjustments, which may have a material adverse effect on our operating results, financial condition or prospects.

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

Market practices and documentation for derivative transactions in the countries where we operate differ from each other. In addition, the execution and performance of these transactions depend on our ability to maintain adequate control and administration systems and to hire and retain qualified personnel. Moreover, our ability to adequately monitor, analyze and report derivative transactions continues to depend, to a great extent, on our information technology systems. This factor further increases the risks associated with these transactions and could have a material adverse effect on us.

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

Some of our qualitative tools and metrics for managing risk are based upon our use of observed historical market behavior. We apply statistical and other tools to these observations to arrive at quantifications of our risk exposures. These qualitative tools and metrics may fail to predict future risk exposures. These risk exposures could, for example, arise from factors we did not anticipate or correctly evaluate in our statistical models. This would limit our ability to manage our risks. Our losses thus could be significantly greater than the historical measures indicate. In addition, our quantified modeling does not take all risks into account. Our more qualitative approach to managing those risks could prove insufficient, exposing us to material unanticipated losses. We could face adverse consequences as a result of decisions, which may lead to actions by management, based on models that are poorly developed, implemented or used, or as a result of the modelled outcome being misunderstood or the use of such information for purposes for which it was not designed. In addition, if existing or potential customers or counterparties believe our risk management is inadequate, they could take their business elsewhere or seek to limit their transactions with us. This could have a material adverse effect on our reputation, operating results, financial condition and prospects.

As a commercial bank, one of the main types of risks inherent in our business is credit risk. For example, an important feature of our credit risk management system is to employ an internal credit rating system to assess the particular risk profile of a customer. As this process involves detailed analyses of the customer, taking into account both quantitative and qualitative factors, it is subject to human or IT systems errors. In exercising their judgment on current or future credit risk behavior of our customers, our employees may not always be able to assign an accurate credit rating, which may result in our exposure to higher credit risks than indicated by our risk rating system.

In addition, we have refined our credit policies and guidelines to address potential risks associated with particular industries or types of customers. However, we may not be able to timely detect all possible risks before they occur, or due to limited tools available to us, our employees may not be able to effectively implement them, which may increase our credit risk. Failure to effectively implement, consistently follow or continuously refine our credit risk management system may result in an increase in the level of non-performing loans and a higher risk exposure for us, which could have a material adverse effect on us.

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

Non-traditional providers of banking services, such as Internet based e-commerce providers, mobile telephone companies and internet search engines may offer and/or increase their offerings of financial products and services directly to customers. These non-traditional providers of banking services currently have an advantage over traditional providers because they are not subject to banking regulation. Several of these competitors may have long operating histories, large customer bases, strong brand recognition and significant financial, marketing and other resources. They may adopt more aggressive pricing and rates and devote more resources to technology, infrastructure and marketing. New competitors may enter the market or existing competitors may adjust their services with unique product or service offerings or approaches to providing banking services. If we are unable to successfully compete with current and new competitors, or if we are unable to anticipate and adapt our offerings to changing banking industry trends, including technological changes, our business may be adversely affected. In addition, our failure to effectively anticipate or adapt to emerging technologies or changes in customer behavior, including among younger customers, could delay or prevent our access to new digital-based markets which would in turn have an adverse effect on our competitive position and business.

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

We allocate management and planning resources to develop strategic plans for organic growth, and to identify possible acquisitions and disposals and areas for restructuring our businesses. From time to time, we evaluate acquisition and partnership opportunities that we believe offer additional value to our shareholders and are consistent with our business strategy. However, we may not be able to identify suitable acquisition or partnership candidates, and our ability to benefit from any such acquisitions and partnerships will depend in part on our successful integration of those businesses. Any such integration entails significant risks such as unforeseen difficulties in integrating operations and systems and unexpected liabilities or contingencies relating to the acquired businesses, including legal claims. We can give no assurances that our expectations with regards to integration and synergies will materialize. We also cannot provide assurance that we will, in all cases, be able to manage our growth effectively or deliver our strategic growth objectives. Challenges that may result from our strategic growth decisions include our ability to:

•	manage efficiently the operations and employees of expanding businesses;

•	maintain or grow our existing customer base;

•	assess the value, strengths and weaknesses of investment or acquisition candidates, including local regulation that can reduce or eliminate expected synergies;

•	finance strategic investments or acquisitions;

•	fully integrate strategic investments, or newly-established entities or acquisitions in line with its strategy;

•	align our current information technology systems adequately with those of an enlarged group;

•	apply our risk management policy effectively to an enlarged group; and

•	manage a growing number of entities without over-committing management or losing key personnel.

Any failure to manage growth effectively, including any or all of the above challenges associated with our growth plans, could have a material adverse effect on our operating results, financial condition and prospects.

In addition, any acquisition or venture could result in the loss of key employees and inconsistencies in standards, controls, procedures and policies.

Moreover, the success of the acquisition or venture will at least in part be subject to a number of political, economic and other factors that are beyond our control. Any of these factors, individually or collectively, could have a material adverse effect on us.

2.6.7 Goodwill impairments may be required in relation to acquired businesses.

We have made business acquisitions in recent years and may make further acquisitions in the future. It is possible that the goodwill which has been attributed, or may be attributed, to these businesses may have to be written-down if our valuation assumptions are required to be reassessed as a result of any deterioration in their underlying profitability, asset quality and other relevant matters. Impairment testing in respect of goodwill is performed annually, more frequently if there are impairment indicators present, and comprises a comparison of the carrying amount of the cash-generating unit with its recoverable amount. Goodwill impairment does not, however, affect our regulatory capital. While no material impairment of goodwill was recognized at Group level in 2013, 2014 or 2015, there can be no assurances that we will not have to write down the value attributed to goodwill in the future, which would adversely affect our results and net assets.

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

Third party vendors provide key components of our business infrastructure such as loan and deposit servicing systems, internet connections and network access. Third parties can be sources of operational risk to us, including with respect to security breaches affecting such parties. We are also subject to risk with respect to security breaches affecting the vendors and other parties that interact with our third party vendors. As our interconnectivity with these third parties increases, we increasingly face the risk of operational failure with respect to their systems. We may be required to take steps to protect the integrity of our operational systems, thereby increasing our operational costs and potentially decreasing customer satisfaction. In addition, any problems caused by these third parties, including as a result of their not providing us their services for any reason, their performing their services poorly, or employee misconduct, could adversely affect our ability to deliver products and services to customers and otherwise to conduct business. Replacing these third party vendors could also entail significant delays and expense.

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

We could suffer significant reputational harm if we fail to identify and manage potential conflicts of interest properly. The failure to adequately address, or the perceived failure to adequately address, conflicts of interest could affect the willingness of clients to deal with us, or give rise to litigation or enforcement actions against us. Therefore, there can be no assurance that conflicts of interest will not arise in the future that could cause material harm to us.

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

Our ability to remain competitive depends in part on our ability to upgrade our information technology on a timely and cost-effective basis. We must continually make significant investments and improvements in our information technology infrastructure in order to remain competitive. We cannot assure that in the future we will be able to maintain the level of capital expenditures necessary to support the improvement or upgrading of our information technology infrastructure. Any failure to effectively improve or upgrade our information technology infrastructure and management information systems in a timely manner could have a material adverse effect on us.

2.7.2 Risks relating to data collection, processing and storage systems and security are inherent in our business.

Like other financial institutions with a large customer base, we manage and hold confidential personal information of customers in the conduct of our banking operations, as well as a large number of assets. Accordingly, our business depends on the ability to process a large number of transactions efficiently and accurately, and on our ability to rely on our digital technologies, computer and email services, software and networks, as well as on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. The proper functioning of financial control, accounting or other data collection and processing systems is critical to our businesses and to our ability to compete effectively. Losses can result from inadequate personnel, inadequate or failed internal control processes and systems, or from external events that interrupt normal business operations. We also face the risk that the design of our controls and procedures prove to be inadequate or are circumvented. Although we work with our clients, vendors, service providers, counterparties and other third parties to develop secure transmission capabilities and prevent against information security risk, we routinely exchange personal, confidential and proprietary information by electronic means, and we may be the target of attempted cyber-attacks. If we cannot maintain an effective data collection, management and processing system, we may be materially and adversely affected.

We take protective measures and continuously monitor and develop our systems to protect our technology infrastructure and data from misappropriation or corruption, but our systems, software and networks nevertheless may be vulnerable to unauthorized access, misuse, computer viruses or other malicious code and other events that could have a security impact. An interception, misuse or mishandling of personal, confidential or proprietary information sent to or received from a client, vendor, service provider, counterparty or third party could result in legal liability, regulatory action and reputational harm. There can be no assurance that we will not suffer material losses from operational risk in the future, including those relating to any security breaches.

We have seen in recent years computer systems of companies and organizations being targeted, not only by cyber criminals, but also by activists and rogue states. We have been and continue to be subject to a range of cyber-attacks, such as denial of service, malware and phishing. Cyber-attacks could give rise to the loss of significant amounts of customer data and other sensitive information, as well as significant levels of liquid assets (including cash). In addition, cyber-attacks could give rise to the disablement of our information technology systems used to service our customers. As attempted attacks continue to evolve in scope and sophistication, we may incur significant costs in our attempt to modify or enhance our protective measures against such attacks, or to investigate or remediate any vulnerability or resulting breach, or in communicating cyber-attacks to our customers. If we fail to effectively manage our cyber security risk, e.g. by failing to update our systems and processes in response to new threats, this could harm our reputation and adversely affect our operating results, financial condition and prospects through the payment of customer compensation, regulatory penalties and fines and/or through the loss of assets. In addition, we may also be subject to cyber-attacks against critical infrastructures of the countries where we operate. Our information technology systems are dependent on such national critical infrastructure and any cyber-attack against such critical infrastructure could negatively affect our ability to service our customers. As we do not operate such national critical infrastructure, we have limited ability to protect our information technology systems from the adverse effects of such a cyber-attack. For further information see Item 11. Quantitative and Qualitative Disclosures about Market Risk—Part 6. Operational risk—3 Mitigation measures—Cybersecurity and data security plans.

We manage and hold confidential personal information of customers in the conduct of our banking operations. Although we have procedures and controls to safeguard personal information in our possession, unauthorized disclosures could subject us to legal actions and administrative sanctions as well as damages that could materially and adversely affect our operating results, financial condition and prospects. Further, our business is exposed to risk from potential non-compliance with policies, employee misconduct or negligence and fraud, which could result in regulatory sanctions and serious reputational or financial harm. It is not always possible to deter or prevent employee misconduct, and the precautions we take to detect and prevent this activity may not always be effective. In addition, we may be required to report events related to information security issues (including any cyber security issues), events where customer information may be compromised, unauthorized access and other security breaches, to the relevant regulatory authorities. Any material disruption or slowdown of our systems could cause information, including data related to customer requests, to be lost or to be delivered to our clients with delays or errors, which could reduce demand for our services and products and could materially and adversely affect us.

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

Disclosure controls and procedures over financial reporting are designed to provide reasonable assurance that information required to be disclosed by the company in reports filed or submitted under the Securities Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

2.9.4 ADS holders may be subject to additional risks related to holding ADSs rather than shares.

Because ADS holders do not hold their shares directly, they are subject to the following additional risks, among others:

•	as an ADS holder, you may not be able to exercise the same shareholder rights as a direct holder of ordinary shares;

•	we and the depositary may amend or terminate the deposit agreement without the ADS holders’ consent in a manner that could prejudice ADS holders or that could affect the ability of ADS holders to transfer ADSs; and

•	the depositary may take or be required to take actions under the Deposit Agreement that may have adverse consequences for some ADS holders in their particular circumstances.

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

We are incorporated under, and governed by the laws of the Kingdom of Spain. We conduct business under the commercial name “Santander”. Our headquarters are located in Ciudad Grupo Santander, Avda. de Cantabria s/n, 28660 Boadilla del Monte (Madrid), Spain. Telephone: (011) 34-91-259-6520 and the corporate offices are located at Paseo de Pereda, numbers 9 to 12, Santander, Spain.

Principal Capital Expenditures and Divestitures

Acquisitions, Dispositions, Reorganizations

Our principal acquisitions and dispositions in 2015, 2014 and 2013 were as follows:

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

In early 2013, following the approval from the Polish financial regulator (KNF), the aforementioned transaction was consummated. As a result, the Group controlled approximately 75.2% of the post-merger entity and KBC controlled approximately 16.2%, with the remaining 8.6% being owned by non-controlling holders. This transaction gave rise to an increase of €1,037 million in non-controlling interests – €169 million as a result of the acquisition of control of Kredyt Bank S.A. and €868 million as a result of the reduction in the percentage of ownership of Bank Zachodni WBK S.A.

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

Agreement with Elavon Financial Services Limited

On October 19, 2012, we announced that we had entered into an agreement with Elavon Financial Services Limited to jointly develop the payment services business in Spain through point-of-sale credit and debit card terminals at merchants.

This transaction involved the creation of a joint venture, 51% owned by Elavon and 49% owned by us, to which we transferred our aforementioned payment services business in Spain (excluding the former Banesto).

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

Santander Consumer USA

In January 2014, the public offering of shares of Santander Consumer USA Inc. (“SCUSA”) was completed and the company was admitted to trading on the New York Stock Exchange. The offering represented 21.6% of SCUSA’s share capital, of which 4.23% related to the ownership interest sold by the Group. Following this sale, we held 60.74% of the share capital of SCUSA (December 31, 2014: 60.46%). Both Sponsor Auto Finance Holdings Series LP (“Sponsor Holdings”) – an investee of funds controlled by Warburg Pincus LLC, Kohlberg Kravis Roberts & Co. L.P. and Centerbridge Partners L.P. – and DDFS LLC (“DDFS”) – a company controlled by Thomas G. Dundon, who holds the position of Chief Executive Officer of SCUSA – also reduced their ownership interest in SCUSA.

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

On July 3, 2015, we announced that we had reached an agreement to acquire the stake held by DDFS LLC in SCUSA, representing 9.68% of the company, for U.S. $928 million. The transaction is subject to regulatory approval. If the transaction closes, our stake in SCUSA will be approximately 68.62%.

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

Agreement with Banque PSA Finance

We, through our subsidiary Santander Consumer Finance, S.A., and Banque PSA Finance, the vehicle financing unit of the PSA Peugeot Citroën Group, entered into an agreement in July 2014 for the joint operation of a vehicle financing business in twelve European countries. Pursuant to the terms of the agreement, we will finance this business under certain circumstances and conditions from the date on which the transaction is completed. In addition, in certain countries, we will purchase the current lending portfolio of Banque PSA Finance. We also entered into a cooperation agreement relating to the insurance business in all these countries.

In January 2015, the relevant regulatory authorizations were obtained for the commencement of activities in France and the United Kingdom. As a result, we acquired in February 2015 50% of Société Financière de Banque - SOFIB and PSA Finance UK Limited for €462 million and €148 million, respectively.

In addition, under the framework agreement, PSA Insurance Europe Limited and PSA Life Insurance Europe Limited (both insurance companies with registered office in Malta) were incorporated on May 1, 2015 in which we contributed 50% of the share capital, amounting to €23 million. On August 3, 2015 we acquired a full ownership interest in PSA Gestão - Comércio E Aluguer de Veiculos, S.A. (a company with registered office in Portugal) and the loan portfolio of the Portuguese branch of Banque PSA Finance for €10 million and €25 million, respectively. On October 1, 2015 PSA Financial Services Spain, E.F.C., S.A. (a company with registered office in Spain) was incorporated, in which we contributed €181 million (50% of the share capital).

Agreement to acquire Carfinco

On September 16, 2014, we announced that we had reached an agreement to acquire the listed Canadian company Carfinco Financial Group Inc. (“Carfinco”). The board of directors of Carfinco approved the transaction and recommended to its shareholders that they vote in favor of it at the general meeting called for such purpose, and the transaction was completed on March 6, 2015 for an amount of €209 million generating goodwill of €162 million.

Metrovacesa, S.A.

On December 19, 2012, the creditor entities that participated in a debt restructuring agreement for the Sanahuja Group under which they received shares of Metrovacesa, S.A. as payment for that group’s debt, announced that they reached an agreement to promote the delisting of the shares of Metrovacesa, S.A. and they voted in favor of this at the general meeting held for this purpose on January 29, 2013. Following the approval of the delisting and the public takeover offer at the Metrovacesa, S.A. general meeting, the entities made a delisting public takeover offer of €2.28 per share to the Metrovacesa, S.A. shareholders that had not entered into the agreement. We participated in the delisting public takeover offer by acquiring an additional 1.953% of Metrovacesa, S.A. for €44 million.

Following this transaction, at December 31, 2013, we held an ownership interest of 36.82% in the share capital of Metrovacesa, S.A.

On December 23, 2014, we acquired 19.07% of Metrovacesa, S.A. from Bankia, S.A. for €98.9 million, as a result of which our stake increased to 55.89%, thus obtaining control over this company. After this transaction, Metrovacesa, S.A. is fully consolidated with the Group (until then it was accounted for by the equity method).

Lastly, on September 15, 2015, we acquired 13.8% of Metrovacesa, S.A. from Banco Sabadell, S.A. for €253 million, raising our ownership interest to 72.51%.

For further information see note 3.b. xv. Metrovacesa to our consolidated financial statements.

Acquisition of Banco Internacional do Funchal (Banif)

On December 21, 2015, we announced that, with the aim of providing continuity to Banco Internacional do Funchal (Banif) and safeguarding the interest of its customers, the Bank of Portugal, the resolution authority, had decided to award Banco Banif’s business to Banco Santander Totta, a subsidiary of Banco Santander.

The transaction was carried out via the transfer of a large part (the commercial banking business) of Banif’s assets and liabilities to Santander Totta. Banco Santander Totta paid €150 million for Banco Banif’s assets and liabilities. Meanwhile, other assets and liabilities remained in Banco Banif, which is responsible for any possible litigation resulting from its past activity, for their orderly liquidation or sale.

The acquisition of Banco Banif’s businesses positioned Banco Santander Totta as Portugal’s second privately-held bank, after BCP-Milenium, with a 14.5% market share in loans and deposits. Banco Banif contributes 2.5 points in market share and has a network of 150 branches and 400,000 customers.

This transaction has no material impact on our capital.

Custody business

On June 19, 2014, we announced that we had reached a definitive agreement with FINESP Holdings II B.V., a subsidiary of Warburg Pincus, to sell a 50% stake in Santander’s current custody business in Spain, Mexico and Brazil, retaining the remaining 50%. The transaction values the business at €975 million at the date of the announcement. At December 31, 2015, the sale remained subject to the obtainment of the relevant regulatory authorizations.

On March 16, 2016, the parties agreed to leave aside the original investment structure and continue to work in good faith until June 30, 2016 on an alternative investment structure that would allow the sale by Santander of the 50% stake referred to above.

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

On November 11, 2015, the final framework agreement was signed by UniCredit, Santander, Warburg Pincus and General Atlantic for the integration of these businesses in accordance with the aforementioned structure. The transaction is scheduled to be completed in 2016 once the preconditions established in the framework agreement have been met and the relevant regulatory authorizations have been obtained.

Capital Increases

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

As of December 31, 2014, our capital had increased by 1,250,994,171 shares, or 11.04% of our total capital as of December 31, 2013, to 12,584,414,659 shares as a result of the following transactions:

•	Scrip Dividend: On January 30, 2014, April 29, 2014, July 30, 2014 and November 5, 2014, we issued 227,646,659 shares, 217,013,477 shares, 210,010,506 shares and 225,386,463 shares (2.01%, 1.88%, 1.78%, and 1.82% of the share capital, respectively), giving rise to capital increases of €113,823,329.50, €108,506,738.50, €105,005,253 and €112,693,231.50, respectively.

•	Acquisition of non-controlling interests in Banco Santander (Brasil) S.A.: On November 4, 2014 we issued 370,937,066 shares (3.27% of the share capital) giving rise to a capital increase of €185,468,533.

As of December 31, 2015, our capital had increased by 1,850,077,920 shares, or 14.70% of our total capital as of December 31, 2014, to 14,434,492,579 shares as a result of the following transactions:

•	Capital increase: On January 8, 2015 an extraordinary meeting of the board of directors took place to approve a capital increase with the exclusion of pre-emption rights for an amount of up to €7,500 million. The transaction was implemented through an accelerated book-building. The objective of this transaction was to accelerate our plans to grow organically allowing us to increase both customer credit and market share in our core geographies, and to take advantage of our business model. Our capital was increased for a nominal amount of €606,796,117 through the issuance of 1,213,592,234 ordinary shares of Banco Santander (9.64% of the share capital before the capital increase) with a nominal value of 0.50 each. The price for the new shares was fixed at €6.18 per share. Consequently, the total amount of the capital increase was of €7,500,000,006.12 (€606,796,117 nominal amount and €6,893,203,889.12 share premium). The new shares were admitted to trade in the Spanish markets on January 12, 2015.

•	Scrip Dividend: On January 29, 2015, April 29, 2015 and November 4, 2015, we issued 262,578,993 shares, 256,046,919 shares and 117,859,774 shares (1.90%, 1.82% and 0.82% of the share capital, respectively), giving rise to capital increases of €131,289,496.50, €128,023,459.50 and €58,929,887, respectively.

B. Business overview

At December 31, 2015, we had a market capitalization of €65.8 billion, stockholders’ equity of €88.0 billion and total assets of €1,340.3 billion. We had €1,050.0 billion in customer funds under management3 at that date. As of December 31, 2015, we had 58,049 employees and 5,548 branch offices in Continental Europe, 25,866 employees and 858 branches in the United Kingdom, 89,819 employees and 5,841 branches in Latin America, 18,123 employees and 783 branches in the United States and 2,006 employees in Corporate Activities (for a full breakdown of employees by country, see “Item 6. Directors, Senior Management and Employees—D. Employees” herein).

We are a financial group operating principally in Spain, the United Kingdom, other European countries, Brazil and other Latin American countries and the United States, offering a wide range of financial products.

[3]	Including customer deposits, marketable debt securities, subordinated liabilities and other customer funds under management.

In Latin America, we have majority shareholdings in banks in Argentina, Brazil, Chile, Colombia, Mexico, Peru and Uruguay.

Grupo Santander maintains the general criteria used in our 2014 Form 20-F, with the exceptions explained below, all of which are reflected in the recast financial information included in our Report on Form 6-K filed with the SEC on November 5, 2015.

In the third quarter 2015, we carried out a change in our reported segments resulting from the application of new financial criteria to reflect our current reporting structure.

This change in our reported segments aimed to (i) increase transparency in the Corporate Center segment; (ii) facilitate the analysis of all business units; and (iii) highlight the activity carried out by the Corporate Center segment. The consolidated figures for the Group are unaffected.

The main changes were the following:

1.	Change of criteria: the change in segments mainly affected the income statement line items of net interest income, gains on financial transactions and operating expenses, due to decrease in the Corporate Center segment and its allocation to the business units. The main changes were as follows:

Previous criteria	New criteria
The Spain business unit was treated as a retail network, thus individualized internal transfer rates (ITR)* by operation were applied to calculate the financial margin, and the balance sheet was matched in terms of interest rate risk. The counterparty of these results was the Corporate Center segment.	The Spain business unit is treated like the other units of the Group. All results from financial management of the balance sheet are recorded in Spain, including the results from interest rate risk management.

The cost of issuances eligible as additional Tier 1 capital (AT1) made by Brazil and Mexico to replace common equity tier 1 (CET1) was recorded in the Corporate Center segment, as the issuances were made for capital optimization in these units.	Each country recognizes the cost related to its AT1 issuances.

The Corporate Center segment costs were charged to the countries/units; this criterion has not changed in recent years.	The scope of costs allocated to the units from the Corporate Center segment is expanded.

*	ITR is a mechanism designed to help manage interest rate and liquidity risks, by isolating them from the business areas and centralizing them into the Financial Management Area in the Corporate Center. The main function of a transfer rate system is to set the price of the fund exchanges between business areas and the Corporate Center. This price represents the true opportunity cost of the funds (raised or invested) and has to take into account the costs of all associated interest rate and liquidity risks. Whether it is a fund investment or a fund raising transaction, the different business areas obtain a spread over or under the current transfer rate, and that spread is used to analyze the results of these business areas.

2.	Creation of a new business segment Real Estate Operations in Spain, which combines the former “Spain’s Run-Off Real Estate” business segment and other real estate assets, such as our subsidiary Metrovacesa, the assets from our old real estate fund (Santander Banif Inmobiliario) and others, previously included in the Corporate Center segment.

3.	The United States geographic segment is modified such that it continues to include the businesses of Santander Holdings USA (“SHUSA”), Santander Bank and Santander Consumer USA Holding Inc. (“SCUSA”), and the commercial banking activity of Banco Santander Puerto Rico and in addition includes Banco Santander International, Santander Investment Securities Inc. and the Bank’s New York branch, units that were previously included in Latin America.

4.	The business of Private Banking, Asset Management and Insurance, which previously appeared as an independent global business, is now integrated into Retail Banking.

Other changes: Annual change in the scope of the customer global relationship model between commercial banking and global banking and markets. This change does not have any effect on the geographical segments.

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

The reported segments are:

•	Continental Europe. This covers all retail banking business and corporate banking in this region. This segment includes the following units: Spain, Portugal, Poland, Santander Consumer Finance (which includes the consumer business in Europe, including that of Spain, Portugal and Poland) and Real Estate Operations in Spain.

•	United Kingdom. This includes retail and corporate banking conducted by the various units and branches of the Group in the country.

•	Latin America. This embraces all the Group’s financial activities conducted via its subsidiary banks and subsidiaries. It also includes the specialized units of Santander Private Banking, as an independent and globally managed unit.

•	United States. This includes the holding entity (SHUSA), Santander Bank, National Association, Banco Santander Puerto Rico, Santander Consumer USA Inc., Banco Santander International (BSI), Santander Investment Securities Inc. and the Santander branch in New York.

Second (or business) level. This segments the activity of our operating units by type of business. The reported segments are:

•	Retail Banking. This area covers all customer banking businesses (except those of Corporate Banking, managed through the Global Customer Relationship Model). Also included in this business area are the results of the hedging positions taken in each country within the scope of the relevant ALCO portfolio.

•	Santander Global Corporate Banking. This business reflects the revenues from global corporate banking, investment banking and markets worldwide including all treasuries managed globally, both trading and distribution to customers (after the appropriate distribution with Retail Banking customers), as well as equities business.

•	Real Estate Operations in Spain. This business includes loans to customers in Spain whose activity is mainly real estate development, equity stakes in real estate companies and foreclosed assets.

In addition to these operating units, which cover everything by geographic area and business, we continue to maintain a separate Corporate Center area. This area incorporates the centralized activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, as well as management of liquidity and of stockholders’ equity through issuances. As the Group’s holding entity, the Corporate Center area manages all capital and reserves and allocations of capital and liquidity. It also incorporates the goodwill’s impairment but not the costs related to the Group’s central services except for corporate and institutional expenses related to the Group’s functioning. Finally, we also include in this area significant Group one-offs.

For purposes of our financial statements and this report on Form 20-F, we have calculated the results of operations of the various units of the Group listed below using these criteria. As a result, the data set forth herein may not coincide with the data published independently by each unit individually.

First level (or geographic):

Continental Europe

Continental Europe includes all activities carried out in this region: Retail Banking and Santander Global Corporate Banking. During 2015, there were four main units within this area: Spain, Portugal, Poland and Santander Consumer Finance. Additionally, this area includes the Real Estate Operations in Spain unit.

Continental Europe is the largest business area of Grupo Santander by assets. At the end of 2015, it accounted for 38% of total managed customer funds, 36% of total loans to customers and 28% of profit attributed to the Parent bank’s total operating areas.

The area had 5,548 branches and 58,049 employees (direct and assigned) of which 3,196 were temporary employees, at the end of 2015.

The eurozone growth as a whole accelerated, but varied from country to country. Spain was one of the countries that expanded the most. Inflation was around 0% in the zone, resulting in the European Central Bank continuing its expansive monetary policy: interest rates at historic lows and quantitative easing.

In 2015, this segment obtained profit attributable to the Parent of €2,218 million, an increase of €571 million or 35% as compared to 2014, mainly due to improved interest income/(charges) (which increased by €489 million) and to the decrease of €892 million in impairment losses on financial assets. Return on equity (“ROE”) stood at 7.1%.

Spain

We have a solid retail presence in Spain (3,467 branches) which is reinforced with global businesses in key products and segments (corporate banking, private banking, asset management, insurance and cards). We had a total of 24,216 employees (direct and assigned), all of which were hired on a full time basis.

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

In 2015 Spain grew by around 3.2% with a well-diversified base that made it possible to bring the unemployment rate down to around 21% by the end of the year. In addition, progress was made in correcting the imbalance in the public accounts while at the same time maintaining the foreign trade surplus. Energy prices kept inflation rates negative for a large part of the year, although the underlying rate remained positive.

Against this background, activity in Spain is well placed to accelerate its growth and build long-term relationships with its customers, in addition to boosting its business with SMEs and businesses, and maintaining its lead in big companies.

In 2015, profit attributable to the Parent bank in Spain was €977 million, a €150 million or 18% increase as compared to 2014, while the ROE was 8.1%.

Total income decreased by €556 million or 8% in 2015 in an environment of interest rates at historic lows and strong competition in loans (interest income/(charges) fell 5% compared to 2014) and a regulatory environment that hits net fees and commissions income (-6% compared to 2014). Gains/losses on financial assets and liabilities decreased by €250 million or 24% due to lower results in financial activity. While Other operating income/(expenses) decreased by €53 million mainly due to the charges to the Deposit Guarantee Fund and Resolution fund.

There was a €63 million or 2% reduction in operating expenses as a result of the synergies achieved through the optimization plans introduced. Loan losses provisions were €754 million or 43% lower than 2014 with the continuing process of normalization in a more favorable economic cycle.

In 2015, Spain’s loans and advances to costumers decreased by 1%, customer deposits decreased by 2% and other customer funds under management increased by 4%.

The non-performing loans (“NPL”) ratio was 6.53%, an 86 basis point decrease as compared to 2014. The coverage ratio increased from 45% in 2104 to 48% in 2015.

Portugal

Our main Portuguese retail and investment banking operations are conducted by Banco Santander Totta, S.A. (“Santander Totta”).

On December, 21, 2015, the Bank of Portugal selected Santander Totta to acquire most of the assets and liabilities of Banco Internacional do Funchal (Banif) for €150 million. With this transaction, which evidences the commitment to the economic development of Portugal, Santander became the second private bank in the country with a market share in loans and deposits of over 14%.

At the end of 2015, Portugal had 752 branches and 6,568 employees (direct and assigned), of which 62 employees were temporary.

The Portuguese economy continued to recover in 2015. The growth of GDP accelerated to a rate of 1.5% compared with 0.9% in 2014. The recovery benefited from the ECB’s expansive monetary policy and the positive effect it had on spreads and the euro exchange rate. The country’s economic fundamentals continued to improve, the rate of unemployment fell for the last three years and the current account balance remained positive.

In 2015, the strategy was very focused on managing interest rates for loans and deposits, gaining market share particularly in companies, controlling non-performing loans and improvement the efficiency

In 2015, profit attributable to the Parent bank was €300 million, a €116 million or 63% increase from 2014. There was a growth of €60 million or 6% in total income, with increase of €9 million in interest income/(charges) due to the improvement in the cost of funding, and in Gains/losses on financial assets and liabilities with an increase of €77 million mainly due to sales of government debt securities.

Operating expenses fell €3 million or 1% due to the optimization of the commercial network in line with the business environment.

Loan losses provisions were down by €52 million or 42% due to the decrease in net additions to delinquent balances.

In 2015, loans and advances to customers and customer deposits increased by 22% and 21% respectively, due to the acquisition of Banif. Excluding Banif, lending’s declining trend slowed in 2015 (-1% compared to -5% in 2014) and growth in loans to companies rose (+5%) compared to a fall in the market. Funds increased 5%, under the strategy of boosting demand deposits (+37%) and mutual funds (+18%), while time deposits fell 7%. The result was a further improvement in the cost of deposits.

2015 ended with an NPL ratio of 7.46%, as compared to 8.89% at the end of 2014. The coverage ratio stood at 99% compared to 52% in December 2014. The ROE stood at 12.4%.

Poland

At the end of 2015, Poland had 723 branches and 11,474 employees (direct and assigned), of which 1,269 employees were temporary.

The Polish economy grew strongly in 2015 (3.6%) with inflation at -1% well below the target of 2.5% set by the National Bank of Poland, which lowered the reference rates to 1.5% in March 2015. Noteworthy as the most positive factor was the significant improvement in the labor market, with steady creation of jobs and a substantial fall in unemployment to the lowest rate since 2008.

In 2015, profit attributable to the Parent bank was €300 million, €55 million or 15% lower than in 2014. Total income decreased by €99 million or 7% for the following reasons: (i) Interest income/ (charges) decreased by €52 million impacted by the fall in interest rates which particularly affected the consumer finance rates due to the ceiling set by the Lombard rate, (ii) Fees and commissions decreased by €13 million due to increased regulation mainly affecting the card business and (iii) Other operating income/(expenses) decreased by €80 million due to the one-time charge to the Deposit Guarantee Fund as a result of the failure of SK Wołomin Bank.

Furthermore, operating expenses increased by €9 million or 2% as compared to 2014 while Loan losses provisions were down by €18 million or 10% despite the increase in lending.

Loans and advances to customers and customer deposits increased by 12% and 7% respectively as compared to 2014, however the other customer funds under management decrease 9% compared with 2014. The NPL ratio decreased 112 basis points to 6.30% and the coverage ratio increased 4 percentage points to 64%. The ROE stood at 12.5%.

Santander Consumer Finance

Our consumer financing activities are conducted through our subsidiary Santander Consumer Finance (SCF) and its group of companies. Most of the activity of SCF relates to auto financing, personal loans, credit cards, insurance and customer deposits. These consumer financing activities are mainly focused on Germany, Spain, Italy, Norway, Poland, Finland and Sweden. SCF also conducts business in the UK, France, Portugal, Austria and the Netherlands, among others.

The main European markets where business is conducted grew at between 1.7% and 3.5% in 2015.

In 2015 the management focuses were: (i) the integration of the GE Nordics businesses, (ii) the implementation of the agreements with PSA, and (iii) promoting new lending and cross-selling tailored to the situation in each market, supported by brand agreements.

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

At the end of 2015, this unit had 588 branches and 14,533 employees (direct and assigned), of which 1,189 employees were temporary.

The Santander Consumer Finance units in Continental Europe operated in an environment of incipient recovery of both consumer spending and vehicle registrations (+9% year on year in the countries in which they operate). In 2015, SCF continued to gain market share, supported by a business model that has been strengthened during the crisis thanks to a high level of geographical diversification with critical mass in key projects, high levels of efficiency, and a shared risk control and recovery system that makes it possible to maintain a high level of credit quality.

In 2015, this unit generated €938 million in Profit attributable to the Parent bank, a €143 million or 18% increase compared with 2014. This growth benefited from the impact of the previously mentioned agreements, with Total income growing faster than operating expenses and Impairment losses on financial assets. Total income rose €742 million or 23% (interest income/charges increased €728 million or 31%), while operating expenses grew €306 million or 21%. Loan losses provisions declined €7 million or 1%, due to improved credit quality. Minority interests increased by €99 million resulting from the PSA agreements.

Loans and advances to customers increased by 22% and customer deposits increased by 6%. The NPL ratio decreased 140 basis points to 3.42%, while the coverage increased to 109% from 100% in 2014. The ROE stood at 12.0%.

Real Estate Operations in Spain

The segment, which has a specialized management model, combines (i) the run-off real estate activity in Spain, which includes loans to customers mainly for real estate promotion, where our strategy focuses on a significant reduction of our exposure; (ii) quality real estate operating assets (mainly from our old real estate fund, Santander Banif Inmobiliario); (iii) our subsidiary Metrovacesa; and (iv) certain other assets such as our stake in Spanish Bank Restructuring Asset Management Company, or Sareb (see note 8.b.ii to our consolidated financial statements). As of the end of 2014, the stake in Metrovacesa was consolidated by global integration. See “—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations—Metrovacesa, S.A.”

The Group’s strategy in recent years has been directed at reducing these assets, mainly loans and foreclosed assets. Net loans totaled €2,794 million, which was 33% less than in 2014 and accounted for 0.4% of the Group’s loans and less than 2% of those of Santander Spain.

In 2015, this segment had €420 million of losses attributable to the Parent bank, a €232 million decrease in losses as compared to 2014, mainly due to the lower need for write-downs.

United Kingdom

As of December 31, 2015, the United Kingdom accounted for 31% of the total managed customer funds of the Group’s operating areas. Furthermore, it accounted for 36% of total loans to customers and 24% of profit attributed to the Parent bank’s total operating areas.

At the end of 2015, we had 858 branches and a total of 25,866 employees (direct and assigned), of which 661 employees were temporary, in the United Kingdom.

The UK economy continued to grow at 2.2%, registering another year of steady growth. The main driver was domestic demand (particularly private consumption, robust labor market, improved consumer confidence and favorable financial conditions) and a recovery in investment. The unemployment rate fell in the year to 5.2%, in part due to a large increase in self-employment. This pushed the number of people in employment to a record high. Inflation was around 0%, mainly due to lower oil and commodity prices and the consolidation of sterling’s appreciation registered since mid-2013. Based on this, the Bank of England kept interest rates unchanged in 2015.

There have been significant changes recently, in terms of regulation, tax and public policy as well as a significant advance in the use of technology in banking, especially mobile. Additionally the impact of the new entrants and existing competitors who have renewed focus on the UK market opportunities. The strategic direction has been fine-tuned, to align with the economic, regulatory and market environment changes. Based on the new scenario we have focused on the customer loyalty, on increasing the flows in retail and corporate segments and ongoing investment in business growth and in digital channels.

In 2015, Santander UK contributed €1,971 million of profit attributable to the Parent bank, a €415 million or 27% (14% in local currency) increase from 2014. The main developments were: (i) a €708 million or 17% (5% in local currency) increase in interest income/(charges) mainly due to higher volumes, (ii) a €302 million or 10% (-1% in local currency) increase in operating expenses due to investment in business growth, higher regulatory costs and the continued enhancements to our digital channels and (iii) a €225 million or 68% (71% local currency) decrease in impairment losses on financial assets with improved credit quality across the loan portfolios, conservative loan-to-value criteria, and supported by a favorable economic environment.

As of December 31, 2015, loans and advances to customers increased by 13% (6% excluding the exchange rate impact), and customer deposits increased 15% (8% excluding the exchange rate impact). Other customer funds under management were flat as compared to 2014. The NPL ratio decreased 27 basis points to 1.52% and the coverage ratio decreased to 38% from 42% in 2014. The ROE was 11.5%

Latin America

At December 31, 2015, we had 5,841 branches and 89,819 employees (direct and assigned) in Latin America, of which 1,794 were temporary employees. At that date, Latin America accounted for 22% of the total managed customer funds, 17% of total loans to customers and 40% of profit attributed to the Parent bank’s total operating areas.

In a complex international environment, the Latin American economy was affected in 2015 by various external factors such as the outlook for US interest rate rises, the price of commodities and the slowing of the Chinese economy.

Our Latin American banking business is principally conducted by the following banking subsidiaries:

	Percentage held at December 31, 2015		Percentage held at December 31, 2015

Banco Santander (Brasil), S.A.	89.25	Banco Santander, S.A. (Uruguay)	100.00

Banco Santander Chile	67.12	Banco Santander Perú, S.A.	100.00

Banco Santander (Mexico), S.A., Institución de Banca Múltiple, Grupo Financiero Santander	75.07	Banco Santander Río, S.A. (Argentina)	99.30

Banco Santander de Negocios Colombia S.A.	99.99

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

In Latin America the regional GDP shrank 0.4% in 2015 after the growth of 1.2% in 2014, in a complex international environment faced with the prospect of a rise in interest rates in the United States, the downturn of international trade and the lower growth in China. There was very different performance country by country, with some in recession and others showing a gradual recovery. There was a slight upturn in inflation, mainly as a result of the effects of the depreciation of the Latin American currencies.

The Group continued to focus as a priority on strengthening customer relations by improving their experience and increasing their satisfaction. For this purpose, 2015 saw the launch in the principal geographical areas of the “1|2|3 World” range of products that are designed to attract and engage private individual customers, and the Advance program, the aim of which is to strengthen the Bank’s positioning in business customers.

Profit attributable to the Parent bank from Latin America in 2015 was €3,193 million, a €291 million or 10% increased as compared to 2014 (excluding the exchange rate impact 17%). Total income increased €198 million or 1% (excluding the exchange rate impact 10%) driven by the growth of volumes and transactionality, which impacted both the interest income and the fees and commissions. Operating expenses increased €56 million or 1%, however excluding the exchange rate impact they grew 10% as a result of salary increase agreements in an environment of high inflation in countries such as Brazil, Argentina and Uruguay, dollar-indexed costs, and investments to develop the commercial and digital networks. The growth was moderate as compared to inflation rates. The change in lending mix towards products with a lower risk premium continued in 2015 and Impairment losses decreased 1% as compared to 2014.

As of December 31, 2015, loans and advances to customers decreased by 5%, however excluding the exchange rate impact increased 14%. Customer deposits decreased 7% as compared to 2014, nevertheless excluding the exchange rate impact increased 12%. The NPL ratio stood at 4.96% and the coverage ratio at 79% at December 31, 2015.

Detailed below are the performance highlights of the main Latin American countries in which we operate:

Brazil. Santander Brazil is the country’s third largest private sector bank by assets and the largest foreign bank in the country. The institution operates in the main regions, with 3,443 branches and points of banking attention, 49,520 employees (direct and assigned), all of which were hired on a full time basis.

During the first quarter of 2015 Santander Brazil entered into an agreement to acquire Banco Bonsucesso to leverage activities in the payroll business, as well as increase the number of products offered and improve the distribution and marketing capacity.

Brazil went into recession in 2015, with contraction of consumer spending and private investment and rising unemployment. There was an upturn in inflation to over 10%. The central bank reinforced its commitment to control inflation by raising the Selic rate 250 basis points in the year, taking it to 14.25%.

In 2015, the Bank made progress in its process of transformation to simplify, modernize and improve the experience of customers, while agreements were also reached in order to increase the more transactional portion of the Bank’s income.

Profit attributable to the Parent bank from Brazil in 2015 was €1,631 million, a €194 million or 13% (33% excluding the exchange rate impact) increase as compared to 2014. Total income fell €739 million or 6% compared with 2014 (excluding the exchange rate impact increased 10%), mainly due to interest income/(charge).

Operating expenses decreased €491 million or 10% (excluding the exchange rate impact increased 5%). Excluding the inflation and exchange rate impact and on a like-for-like basis, they fell 6%, reflecting the efforts made in previous years to improve efficiency and productivity.

Loan losses provisions declined by €385 million or 10%, however excluding the exchange rate impact they raised by 5%.

During 2015, total loans and advances to customers decreased by 19%, in local currency increased 8%, mainly due to the forex impact on dollar portfolios and the entry of Bonsucesso. Customer deposits decrease 17% as compared to 2014, excluding the exchange rate impact increased 11%. The NPL ratio was 5.98% at December 31, 2015 compared with 5.05% at December 31, 2014. The coverage ratio stood at 84% at December 31, 2015. The ROE stood at 13.6%.

Mexico. Banco Santander (Mexico), S.A., Institución de Banca Múltiple, Grupo Financiero Santander, is one of the leading financial services companies in Mexico. Santander is the third largest banking group in Mexico by business volume. As of December 31, 2015, it had 1,377 branches throughout the country, 17,847 employees (direct and assigned), of which 1,634 were temporary.

Mexico gave clear signs of improvement in the second half of the year driven by the recovery of both domestic demand and exports. Although the inflation rate remained low, the central bank decided to raise the official interest rate in response to the increase by the Federal Reserve, in order to prevent possible outbreaks of volatility given the country’s strong commercial and financial connection with the United States.

2015 saw the completion of the branch expansion plan, following the opening of 200 branch offices in the last three years. The increase in installed capacity was accompanied by improvements in customer segmentation and sales platforms.

Profit attributable to the Parent bank from Mexico in 2015 was €629 million, a €22 million or 4% (3% excluding the exchange rate impact) increase as compared to 2014. The growth of €298 million or 10% in total income, was mainly driven by an increase of €313 million in interest income/(charge) due to the higher loans volume.

Operating expenses increased €87 million or 7%, due to the greater installed capacity and new commercial projects to increase attraction and penetration in the customer base.

Loan losses provisions increased by €120 million or 16% due to greater lending volume.

As of December 31, 2015, loans and advances to customers increased by 17% (23% excluding the exchange rate impact), and customer deposits decreased 1% (5% increase excluding the exchange rate impact). Other customer funds under management were flat as compared to 2014.

At December 31, 2015, the NPL ratio decreased 46 basis points to 3.38% while the coverage ratio was 91%. The ROE was 12.9%.

Chile. Banco Santander Chile is the leading bank in Chile in terms of assets and customers, with a particular focus on retail activity (individuals and SMEs). As of December 31, 2015, Banco Santander Chile had 472 branches and 12,454 employees (direct and assigned), all of which were hired on a full time basis.

The Chilean economy recovered in 2015 as a result of the expansion of investment and private consumer spending, which led the central bank to begin to normalize its monetary policy by raising the official interest rate 50 basis points to 3.50%.

In 2015 more branches and exclusive Select spaces for high-income customers were opened, as well as the new model of branch offices in the traditional network. The Group continued to pursue its strategy of increasing long-term profitability in a climate of smaller margins and greater regulation.

Profit attributable to the Parent bank from Chile in 2015 was €455 million, a €43 million or 9% (13% excluding the exchange rate impact) decrease as compared to 2014, mainly due to lower inflation-indexed UF, some regulatory impact, higher technology costs and higher tax pressure.

In 2015, customer loans increased 6% (11% in local currency) and customer deposits increase 4% (9% in local currency) as compared to 2014. Other customer funds under management increased 2% as compared to 2014.

At December 31, 2015, the NPL ratio decreased 35 basis points to 5.62% while the coverage ratio was 54% and the ROE 15.32%.

Argentina. Santander Río is the country’s leading private sector bank in terms of assets, loans and customer funds. At December 31, 2015 we had 436 branches and 7,952 employees in Argentina.

Argentina ended the year with an economy that was still weak and inflation that was among the highest in the region. In mid-December the new government announced the liberalization of capital movements and the exchange rate of the Argentine peso began to float freely.

The Group’s strategy in 2015 focused on increasing its penetration through its branch office expansion plan, the transformation towards a digital bank with the focus on efficiency and customer experience, and the engagement of the customer segments of high-income private individuals and SMEs.

Profit attributable to the Parent bank was €378 million, a 29% (22% in local currency) increase compared with 2014. The commercial strategy helped to push up total income by 34%, mainly due to the increase of interest income/ (charge) by 35% and fees and commissions by 46%. Operating expenses rose 51% (43% in local currency) because of the opening of new branches, the transformation and technology projects and the review of the salary increase agreement. Loan loss provisions increased 22% (16% in local currency), below the growth in lending.

During the year, lending and customer deposits increased 10% and 15%, respectively. Nevertheless, in local currency lending rose 52%, focused on lending to SMEs and companies and deposits increased 58%. Mutual funds grew 26% during 2015 (73% in local currency).

At the end of 2015, the ROE was 30.6%, while the NPL ratio decreased 46 basis points to 1.15% and the coverage ratio was 194%.

Uruguay. The Group maintained its leadership in Uruguay. We are the largest private sector bank in the country. Overall, the Group had 111 branches and 1,808 employees.

Inflation was 9.4%, well above the central bank’s target of (+3% to 7%). The key rate remained high in order to converge toward this goal. The Uruguayan peso depreciated 20% against the dollar and 10% against the euro.

The Group continued to be the country’s leading private sector bank, focusing on growing in retail banking and improving efficiency and the quality of service.

Profit attributable to the Parent bank from Uruguay in 2015 was €70 million, a €20 million or 41% (38% in local currency) increase as compared to 2014. Lending increased by 8%, with particular growth in individual customers and SMEs, and deposits rose by 19%, in each case compared with 2014.

Peru. As of December 31, 2015, Banco Santander Perú, S.A. had 1 branch and 156 employees. The unit’s activity is focused on companies and on the Group’s global customers. An auto finance company began to operate in 2013, together with a well-known international partner with considerable experience in Latin America. The company has a specialized business model, focused on service and with products that enable customers to acquire any brand of new car from any dealer in Peru.

Profit attributable to the Parent bank from Peru reached €32 million, a €10 million or 46% increase compared with 2014.

Colombia. Banco Santander de Negocios Colombia S.A. began operating in January 2014. The bank targets the corporate and business markets, with a special focus on global customers and local customers aiming to expand to gain international presence.

Colombia had a €1 million loss attributable to the Parent bank.

United States

At the end of 2015, we had 783 branches and a total of 18,123 employees (direct and assigned), none of them temporary.

The US economy grew a modest but solid pace (2.5%). Thanks to the improving economy, the unemployment rate fell on a sustained basis to 5% at the end of the year, a level regarded as full employment. Inflation, however, remained low (1.3%) and at some distance from the Federal Reserve’s target (set in terms of the underlying deflator of private consumption), which is 2%. In this context, the Fed raised its interest rates at the end of the year, accompanied by a message indicating the interest rate profile outlook would be moderate.

The U.S. segment includes the holding entity (SHUSA), Santander Bank, National Association, Banco Santander Puerto Rico, Santander Consumer USA Inc., Banco Santander International (BSI), Santander Investment Securities Inc. and the Santander branch in New York.

Santander US continues to focus on several strategic priorities directed at enhancing its position and diversification, including: the implementation of a multi-year project to comply with regulatory requirements globally, the improvement of the governance structure, the setting up of local managerial team with wide experience in the management of large financial companies, the improvement of profitability at Santander Bank, National Association, and the optimization of the vehicle finance business at SCUSA.

The U.S. segment accounted for 9% of the total managed customer funds, 11% of total loans to customers and 8% of profit attributed to the Parent bank’s total operating areas.

Profit attributable to the Parent decreased €184 million or €352 without exchange rates. Despite the increase in total income of €1,821 million or 30% (9% in local currency), Profit attributable to the Parent was lower due to higher operating expenses by €786 million or 35% (13% excluding the exchange rate impact) and higher impairment losses of €858 million or 38% (16% in local currency) relating to greater lending in SCUSA, and income taxes.

For 2015, ROE was 6.0% and the NPL ratio was 2.13%. The coverage ratio stood at 225% at year end.

Second or business level:

Retail Banking

Retail Banking’s profit attributable to the Parent bank in 2015 increased 14% (10% excluding the exchange rate impact), to €6,854 million. This evolution was spurred by the good performance of total income which grew 7% (+6% excluding the exchange rate impact). Operating expenses were 7% higher (+1% excluding perimeter and in real terms) and loan loss provisions were 5% lower.

In 2015, Retail Banking generated 88% of the operating areas’ total income and 85% of profit attributable to the Parent bank. This segment had 183,182 employees as of December 31, 2015.

In 2015 Santander continued to make progress with its program for transforming commercial banking focusing on the following:

•	In order to gain greater knowledge of customers, progress is being made in improving the analytical capabilities. A new commercial front has been developed for the branch offices in order to improve commercial productivity and customer satisfaction.

•	In order to increase customer engagement and long-term relations, progress was made in 2015 in the launching and consolidation of differential value offerings. These included most notably (i) the “1|2|3 World” strategy (with the launch of proposals in other geographical regions such as Portugal, Spain and certain Latin America countries, after the success in the United Kingdom), (ii) integral offers launched in Chile with proposals which reward transactionality and increase customer benefits, (iii) the expansion of the Select value offering for high-income customers which is now available throughout the geographical regions, and (iv) the roll-out of the program for SMEs that combines a very attractive financial offering with non-financial solutions and that is now available in eight countries.

•	The Bank made further progress with the development of its distribution models focused on digital channels, resulting in substantial improvements to the different channels, most notably with new apps, developments and functionalities for mobile phones in the various geographical areas and the new model of branch office in Spain and Brazil, which offers simpler procedures, more intuitive technology and differentiated areas within the branch.

•	The Bank supports the internationalization of its business customers by harnessing the synergies and international capabilities of the Group, thereby ensuring consistent and uniform customer relations throughout all the local units and enabling our customers to connect with each other and capture international trade flows with the Santander Trade Portal and the Santander Trade Club.

Santander Global Corporate Banking

This area covers our corporate banking, treasury and investment banking activities throughout the world.

Global Corporate Banking generated 12% of total income and 20% of the profit attributable to the Parent bank in 2015. This segment had 8,037 employees at December 31, 2015.

Profit attributable to the Parent bank in 2015 was €1,626 million, an increase of €1 million as compared to 2014. This performance was impacted by an increase in interest income/(charges) (€349 million or 14%) offset by an increase in operating expenses (€218 million or 12%) and in impairment losses (€130 million or 22%).

Global Corporate Banking has 3 major areas: (i) Global Transaction Banking (which includes cash management, trade finance and basic financing and custody), (ii) Financing Solutions and Advisory (which includes the units that originate and distribute corporate loans or structured financing, the teams that originate bonds and securitization, the corporate finance units (mergers and acquisitions, primary equity markets, investment solutions for corporate clients via derivatives), as well as asset and capital structuring), and (iii) Global Markets (which include the sale and distribution of fixed income and equity derivatives, interest rates and inflation, the trading and hedging of exchange rates, short-term money markets for the Group’s corporate and retail clients, management of books associated with distribution, brokerage of equities, and derivatives for investment and hedging solutions).

Real Estate Operations in Spain

See above under “First level (or geographic)—Continental Europe—Real Estate Operations in Spain.”

Corporate Center

Loss attributable to the Parent increased by €943 million as the increase in Interest income / (charges) and the decrease in Provisions (net) was compensated by the decrease in gains from centralized management of risks and to a greater extent the drop in Gains/(losses) on other assets (net), as compared to 2014. At the end of 2015 this area had 2,006 employees.

The Corporate Center is responsible for, on the one hand, a series of centralized activities to manage the structural risks of the Group and of the Parent bank. It executes the necessary activities for managing interest rates, exposure to exchange-rate movements and the required levels of liquidity in the Group. On the other hand, it acts as the Group’s holding entity, managing the Group’s global capital as well as that of each of the business units.

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

The Group’s policy seeks to mitigate the impact, which, in situations of high volatility in the markets, sudden changes in interest rates would have on these exposures of a permanent nature. At the end 2015, we had €20,349 million hedged relating to our investments in Brazil, the U.K., Mexico, Chile, the U.S., Poland and Norway and the instruments used were spot and foreign exchange forwards.

Exposures of a temporary nature—those regarding results that the Group’s units will contribute in the next 12 months in non-euro currencies—are also managed on a centralized basis in order to limit their volatility in euros.

Meanwhile, and separately from the financial management described here, the Corporate Center manages all capital and reserves and allocations of capital to each of the units, as well as providing the liquidity that some of the business units might need. The price at which these transactions are carried out is the market rate (Euribor or swap) plus a risk premium associated with the hold of the funds during the life of the transaction, which in terms of liquidity, the Group supports.

Lastly, and marginally, the equity stakes of a financial nature that the Group takes within its policy of optimizing investments are reflected in the Corporate Center.

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

As stated above under “Presentation of Financial and Other Information”, we have prepared our financial statements for 2015, 2014, 2013, 2012 and 2011 under IFRS-IASB.

Average Balance Sheet - Assets and Interest Income

	Year Ended December 31,
ASSETS	2015			2014			2013
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in millions of euros, except percentages)
Cash and due from central banks
Domestic	2,511	7	0.28%	1,737	13	0.75%	6,590	54	0.83%
International	72,101	1,385	1.92%	75,567	2,025	2.68%	77,467	2,647	3.42%

	74,612	1,392	1.87%	77,304	2,038	2.64%	84,057	2,701	3.21%
Due from credit entities
Domestic	28,449	126	0.44%	22,614	98	0.43%	28,206	152	0.54%
International	60,238	1,719	2.85%	59,090	1,684	2.85%	56,983	614	1.08%

	88,687	1,845	2.08%	81,704	1,782	2.18%	85,189	766	0.90%
Loans and credits
Domestic	159,897	4,134	2.59%	164,517	5,125	3.12%	178,227	5,755	3.23%
International	625,763	41,311	6.60%	541,635	37,050	6.84%	519,037	34,450	6.64%

	785,660	45,445	5.78%	706,152	42,175	5.97%	697,264	40,205	5.77%
Debt securities
Domestic	51,467	859	1.67%	44,797	1,582	3.53%	55,497	2,113	3.81%
International	130,918	6,502	4.97%	110,741	5,665	5.12%	94,144	4,322	4.59%

	182,385	7,361	4.04%	155,538	7,247	4.66%	149,641	6,435	4.30%
Income from hedging operations
Domestic		83			95			85
International		(350)			198			125

		(267)			293			210
Other interest
Domestic		658			689			677
International		764			432			453

		1,422			1,121			1,130
Total interest-earning assets
Domestic	242,324	5,867	2.42%	233,665	7,602	3.25%	268,520	8,836	3.29%
International	889,020	51,331	5.77%	787,033	47,054	5.98%	747,631	42,611	5.70%

	1,131,344	57,198	5.06%	1,020,698	54,656	5.35%	1,016,151	51,447	5.06%
Other non-interest earning assets	214,313			181,149			198,097
Assets from discontinued operations	—			—			—

Total average assets	1,345,657	57,198		1,201,847	54,656		1,214,248	51,447

Notes: 1) Amounts previously reported in Other interest-earning assets have been reclassified to Other non interest-earning assets, consistent with their non interest-earning nature.

2) As of December 31, 2015, 2014 and 2013, Total average assets attributed to international activities accounted for 76%, 75% and 70%, respectively, of the Group’s Total average assets.

Average Balance Sheet - Liabilities and Interest Expense

	Year Ended December 31,
LIABILITIES AND STOCKHOLDERS EQUITY	2015			2014			2013
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Due to credit entities
Domestic	31,931	180	0.56%	16,006	225	1.41%	21,654	335	1.55%
International	134,781	2,176	1.61%	116,499	1,980	1.70%	107,956	1,635	1.51%

	166,712	2,356	1.41%	132,505	2,205	1.66%	129,610	1,970	1.52%
Customers deposits
Domestic	173,793	1,102	0.63%	170,327	1,629	0.96%	173,833	3,053	1.76%
International	511,282	12,347	2.41%	459,133	11,787	2.57%	458,506	11,752	2.56%

	685,075	13,449	1.96%	629,460	13,416	2.13%	632,339	14,805	2.34%
Marketable debt securities
Domestic	62,510	1,628	2.60%	68,571	2,242	3.27%	83,445	2,993	3.59%
International	140,147	5,337	3.81%	121,194	4,602	3.80%	105,509	3,886	3.68%

	202,657	6,965	3.44%	189,765	6,844	3.61%	188,954	6,879	3.64%
Subordinated debt
Domestic	6,840	250	3.65%	7,114	407	5.72%	8,547	496	5.80%
International	8,296	684	8.24%	7,762	677	8.72%	8,098	764	9.43%

	15,136	934	6.17%	14,876	1,084	7.29%	16,645	1,260	7.57%
Other interest-bearing liabilities
Domestic	6,896	137	1.99%	6,988	192	2.75%	7,062	200	2.83%
International	2,160	133	6.16%	2,158	152	7.04%	2,654	164	6.18%

	9,056	270	2.98%	9,146	344	3.76%	9,716	364	3.75%
Expenses from hedging operations
Domestic		(307)			(388)			(1,138)
International		(103)			(158)			(290)

		(410)			(546)			(1,428)
Other interest
Domestic		761			725			762
International		61			1,037			900

		822			1,762			1,662
Total interest-bearing liabilities
Domestic	281,970	3,751	1.33%	269,006	5,032	1.87%	294,541	6,701	2.28%
International	796,666	20,635	2.59%	706,746	20,077	2.84%	682,723	18,811	2.76%

	1,078,636	24,386	2.26%	975,752	25,109	2.57%	977,264	25,512	2.61%

Other non-interest bearing liabilities	166,518			141,291			155,410

Non-controlling interest	10,283			9,757			10,066

Stockholders’ Equity	90,220			75,047			71,508

Liabilities from discontinued operations	—			—			—

Total average Liabilities and Stockholders’ Equity	1,345,657	24,386		1,201,847	25,109		1,214,248	25,512

Notes: 1) Certain balances previously reported in Other interest-bearing liabilities and Subordinated debt have been reclassified to Other non interest-bearing liabilities, consistent with their non interest-bearing nature.

2) As of December 31, 2015, 2014 and 2013, Total average liabilities attributed to international activities accounted for 71%, 70% and 67%, respectively, of the Group’s Total average liabilities.

Changes in Interest Income / (charges)—Volume and Rate Analysis

The following tables allocate, by domicile of customer, changes in our interest income / (charges) between changes in average volume and changes in average rate for 2015 compared to 2014 and 2014 compared to 2013. We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. You should read the following tables and the footnotes thereto in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”, and the footnotes thereto.

Volume and rate analysis	IFRS-IASB 2015/2014
	Increase (Decrease) due to changes in
	Volume	Rate	Net change
	(in millions of euros)

Interest and similar income
Cash and due from central banks
Domestic	4	(10)	(6)
International	(89)	(551)	(640)

	(85)	(561)	(646)
Due from credit entities
Domestic	26	2	28
International	33	2	35

	59	4	63
Loans and credits
Domestic	(140)	(851)	(991)
International	5,591	(1,330)	4,261

	5,451	(2,181)	3,270
Debt securities
Domestic	209	(932)	(723)
International	1,005	(168)	837

	1,214	(1,100)	114
Total interest-earning assets without hedging operations
Domestic	99	(1,791)	(1,692)
International	6,540	(2,047)	4,493

	6,639	(3,838)	2,801
Income from hedging operations
Domestic	(12)	—	(12)
International	(548)	—	(548)

	(560)	—	(560)
Other interests
Domestic	(31)	—	(31)
International	332	—	332

	301	—	301
Total interest-earning assets
Domestic	56	(1,791)	(1,735)
International	6,324	(2,047)	4,277

	6,380	(3,838)	2,542

Volume and rate analysis	IFRS-IASB 2014/2013
	Increase (Decrease) due to changes in
	Volume	Rate	Net change
	(in millions of euros)
Interest and similar income
Cash and due from central banks
Domestic	(36)	(5)	(41)
International	(63)	(559)	(622)

	(99)	(564)	(663)
Due from credit entities
Domestic	(27)	(27)	(54)
International	24	1,046	1,070

	(3)	1,019	1,016
Loans and credits
Domestic	(432)	(198)	(630)
International	1,527	1,073	2,600

	1,095	875	1,970
Debt securities
Domestic	(386)	(145)	(531)
International	814	529	1,343

	428	384	812
Total interest-earning assets without hedging operations
Domestic	(881)	(375)	(1,256)
International	2,302	2,089	4,391

	1,421	1,714	3,135
Income from hedging operations
Domestic	10	—	10
International	73	—	73

	83	—	83
Other interests
Domestic	12	—	12
International	(21)	—	(21)

	(9)	—	(9)
Total interest-earning assets
Domestic	(859)	(375)	(1,234)
International	2,354	2,089	4,443

	1,495	1,714	3,209

Volume and rate analysis	IFRS-IASB Year Ended December 31, 2015/2014
	Increase (Decrease) due to changes in
	Volume	Rate	Net change
	(in millions of euros)
Interest charges
Due to credit entities
Domestic	140	(185)	(45)
International	299	(103)	196

	439	(288)	151
Customers’ deposits
Domestic	33	(560)	(527)
International	1,287	(727)	560

	1,320	(1,287)	33
Marketable debt securities
Domestic	(186)	(428)	(614)
International	722	13	735

	536	(415)	121
Subordinated debt
Domestic	(15)	(142)	(157)
International	45	(38)	7

	30	(180)	(150)
Other interest-bearing liabilities
Domestic	(2)	(53)	(55)
International	—	(19)	(19)

	(2)	(72)	(74)
Total interest-bearing liabilities without hedging operations
Domestic	(30)	(1,368)	(1,398)
International	2,353	(874)	1,479

	2,323	(2,242)	81
Expenses from hedging operations
Domestic	81	—	81
International	55	—	55

	136	—	136
Other interests
Domestic	36	—	36
International	(976)	—	(976)

	(940)	—	(940)
Total interest-bearing liabilities
Domestic	87	(1,368)	(1,281)
International	1,432	(874)	558

	1,519	(2,242)	(723)

Volume and rate analysis	IFRS-IASB 2014/2013
	Increase (Decrease) due to changes in
	Volume	Rate	Net change
	(in millions of euros)
Interest expense and similar charges
Due to credit entities
Domestic	(81)	(29)	(110)
International	136	209	345

	55	180	235
Customers’ deposits
Domestic	(60)	(1,364)	(1,424)
International	16	19	35

	(44)	(1,345)	(1,389)
Marketable debt securities
Domestic	(502)	(249)	(751)
International	593	123	716

	91	(126)	(35)
Subordinated debt
Domestic	(82)	(7)	(89)
International	(31)	(56)	(87)

	(113)	(63)	(176)
Other interest-bearing liabilities
Domestic	(2)	(6)	(8)
International	(33)	21	(12)

	(35)	15	(20)
Total interest-bearing liabilities without hedging operations
Domestic	(727)	(1,655)	(2,382)
International	681	316	997

	(46)	(1,339)	(1,385)
Expenses from hedging operations
Domestic	750	—	750
International	132	—	132

	882	—	882
Other interests
Domestic	(37)	—	(37)
International	137	—	137

	100	—	100
Total interest-bearing liabilities
Domestic	(14)	(1,655)	(1,669)
International	950	316	1,266

	936	(1,339)	(403)

Assets

Earning Assets—Yield Spread

The following table analyzes, by domicile of customer, our average earning assets, interest income and dividends on equity securities and interest income / (charges) and shows gross yields, net yields and yield spread for each of the years indicated. You should read this table and the footnotes thereto in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”, and the footnotes thereto.

Earning Assets—Yield Spread	IFRS-IASB
	Year Ended December 31,
	2015	2014	2013
	(in millions of euros, except percentages)

Average earning assets
Domestic	242,324	233,665	268,520
International	889,020	787,033	747,631

	1,131,344	1,020,698	1,016,151
Interest and similar income
Domestic	5,867	7,602	8,836
International	51,331	47,054	42,611

	57,198	54,656	51,447
Interest income / (charges) (1)
Domestic	2,116	2,570	2,135
International	30,696	26,977	23,800

	32,812	29,547	25,935
Gross yield (2)
Domestic	2.42%	3.25%	3.29%
International	5.77%	5.98%	5.70%

	5.06%	5.35%	5.06%
Net yield (3)
Domestic	0.87%	1.10%	0.80%
International	3.45%	3.43%	3.18%

	2.90%	2.89%	2.55%
Yield spread (4)
Domestic	1.09%	1.38%	1.02%
International	3.18%	3.14%	2.94%

	2.79%	2.78%	2.45%

(1)	Interest income / (charges) is the net amount of interest and similar income and interest expense and similar charges. See “Income Statement” on page 9 of this annual report.
(2)	Gross yield is the quotient of interest income divided by average earning assets.
(3)	Net yield is the quotient of net interest income divided by average earning assets.
(4)	Yield spread is the difference between gross yield on earning assets and the average cost of interest-bearing liabilities. For a discussion of the changes in yield spread over the periods presented, see “Item 5. Operating and Financial Review and Prospects—A. Operating results—Results of Operations for Santander—Interest Income / (Charges)” herein.

Return on Equity and Assets

The following table presents our selected financial ratios for the years indicated.

	Year Ended December 31,
	2015	2014	2013
ROA: Return on average total assets	0.55%	0.58%	0.44%
ROE: Return on average stockholders’ equity	6.61%	7.75%	5.84%
PAY-OUT: Dividends per average share as a percentage of net attributable income per average share (*)	38.02%	19.65%	20.22%

Average stockholders’ equity as a percentage of average total assets	6.70%	6.24%	5.89%

(*)	The pay-out ratio does not include in the numerator the amounts paid under the Santander Dividendo Elección program (scrip dividends) which are not dividends paid on account of the net attributable income of the period. Such amounts equivalent to dividends are €607 million, €6,595 million, and €5,920 million, for 2015, 2014 and 2013, respectively. The pay-out ratio for 2015 is an estimate that includes the part of the final dividend expected to be paid in cash in May 2016.

Interest-Earning Assets

The following table shows, by domicile of customer, the percentage mix of our average interest-earning assets for the years indicated. You should read this table in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”, and the footnotes thereto.

Interest-earning assets

	IFRS-IASB
	Year Ended December 31,
	2015	2014	2013

Cash and due from Central Banks
Domestic	0.24%	0.16%	0.65%
International	6.37%	7.40%	7.62%

	6.61%	7.56%	8.27%
Due from credit entities
Domestic	2.51%	2.22%	2.78%
International	5.32%	5.79%	5.61%

	7.83%	8.01%	8.39%
Loans and credits
Domestic	14.13%	16.12%	17.54%
International	55.31%	53.07%	51.08%

	69.44%	69.19%	68.62%
Debt securities
Domestic	4.55%	4.39%	5.46%
International	11.57%	10.85%	9.26%

	16.12%	15.24%	14.72%
Total interest-earning assets
Domestic	21.43%	22.89%	26.43%
International	78.57%	77.11%	73.57%

	100.00%	100.00%	100.00%

The following tables show our short-term funds deposited with other banks at each of the dates indicated.

	IFRS-IASB Year Ended December 31,
	2015	2014	2013	2012	2011
	(in millions of euros)
Reciprocal accounts	2,947	1,571	1,858	1,863	2,658
Time deposits	7,142	8,177	16,284	15,669	11,419
Reverse repurchase agreements	37,744	39,807	29,702	25,486	10,647
Other accounts	31,119	32,158	27,120	30,882	27,002

	78,952	81,713	74,964	73,900	51,726

Of which impairment allowances	(19)	(79)	(37)	(30)	(36)

Investment Securities

At December 31, 2015, the book value of our investment securities was €203.8 billion (representing 15% of our total assets). These investment securities had a yield of 3.81% in 2015 compared with a yield of 4.51% in 2014 and a yield of 4.23% in 2013. Approximately €45.8 billion, or 22.5%, of our investment securities at December 31, 2015 consisted of Spanish Government and government agency securities. For a discussion of how we value our investment securities, see note 2 to our consolidated financial statements.

The following tables show the book values of our investment securities by type and domicile of counterparty at each of the dates indicated.

	IFRS-IASB Year Ended December 31,
	2015	2014	2013
	(in millions of euros)
Debt securities
Domestic-
Spanish Government	44,583	37,324	31,160
Other domestic issuer:
Public authorities	1,204	1,858	1,720
Other domestic issuer	7,387	8,542	11,752

Total domestic	53,174	47,724	44,632
International-
United States:
U.S. Treasury and other U.S. Government agencies	9,040	4,289	2,620
States and political subdivisions	713	1,558	1,653
Other securities	11,919	8,793	5,945

Total United States	21,672	14,640	10,218
Other:
Governments	78,593	87,190	55,387
Other securities	26,982	26,954	22,416

Total Other	105,575	114,144	77,803

Total International	127,247	128,784	88,021
Less- Allowance for credit losses	(291)	(144)	(207)
Total Debt Securities	180,130	176,364	132,446
Equity securities
Domestic	3,470	4,197	3,449
International-
United States	1,340	1,106	951
Other	18,894	13,497	5,388

Total international	20,234	14,603	6,339
Total Equity Securities	23,704	18,800	9,788
Total Investment Securities	203,834	195,164	142,234

The following table sets out the aggregate book value and aggregate market value of the securities of single issuers, other than the Government of the United States, which exceeded 10% of our stockholders’ equity as of December 31, 2015 (and other debt securities with aggregate values near to 10% of our stockholders’ equity).

	Aggregate as of December 31, 2015
	Book value	Market value
Debt securities:	(in millions of euros)
Exceed 10% of stockholder’s equity:
Spanish Government	45,787	45,755
Brazilian Government	25,588	25,549
Mexican Government	15,296	15,296
Portuguese Government	9,975	9,975
US Government	9,753	9,753
Near 10% of stockholder’s equity:
UK Government	6,456	6,456
Polish Government	5,470	5,470

The following table shows the maturities of our debt securities (before impairment allowances) as of December 31, 2015.

				Year Ended December 31, 2015
			Maturing		Maturing
	Maturing Within 1 Year	Yield Within 1 Year	Between 1 and 5 Years	Yield 1 and 5 Years	Between 5 and 10 Years	Yield 5 and 10 Years	Maturing After 10 Years	Yield After 10 Years	Total
DEBT SECURITIES				(in millions of euros)
Domestic:
Spanish Government	10,989	0.43	8,142	1.61	17,947	2.26	7,505	4.61	44,583
Other domestic issuer:
Public authorities	106	3.32	233	2.95	739	2.39	126	3.21	1,204
Other domestic issuer	2,764	1.72	3,109	3.43	640	3.73	874	2.31	7,387

Total domestic	13,859		11,484		19,326		8,505		53,174
International:
United States:
U.S. Treasury and other U.S. Government agencies	1,321	0.45	2,507	0.85	383	1.93	4,829	2.78	9,040
States and political subdivisions	—	—	—	4.00	178	4.68	535	4.27	713
Other securities	472	1.56	2,857	1.39	886	2.81	7,704	2.97	11,919

Total United States	1,793		5,364		1,447		13,068		21,672
Other:
Governments	22,210	3.20	32,598	5.88	20,185	5.89	3,600	7.27	78,593
Other securities	8,634	4.29	9,922	4.37	5,815	4.05	2,611	2.82	26,982

Total Other	30,844		42,520		26,000		6,211		105,575

Total International	32,637		47,884		27,447		19,279		127,247

Total debt investment securities	46,496		59,368		46,773		27,784		180,421

Loan Portfolio

At December 31, 2015, our total loans and advances to customers equaled €817.4 billion (61.0% of our total assets). Net of allowances for credit losses, loans and advances to customers equaled €790.8 billion at December 31, 2015 (59.0% of our total assets). In addition to loans, we had outstanding as of December 31, 2015, 2014, 2013, 2012 and 2011 €195.6 billion, €183.0 billion, €154.3 billion, €187.7 billion and €181.6 billion, respectively, of undrawn balances available to third parties.

Loans by Geographic Area and Type of Customer

The following tables illustrate our loans and advances to customers (including securities purchased under agreement to resell), by domicile and type of customer at each of the dates indicated.

	IFRS-IASB
	Year Ended December 31,
	2015	2014	2013	2012	2011
	(in millions of euros)
Loans to borrowers in Spain: (**):
Spanish Government	13,993	17,465	13,374	16,884	12,147
Commercial, financial, agricultural and industrial	32,426	46,355	47,583	61,527	65,935
Real estate and construction (*)	20,438	24,673	27,158	29,008	36,260
Other mortgages	69,234	60,583	62,180	63,886	69,297
Installment loans to individuals	14,654	11,644	8,668	12,775	12,964
Lease financing	3,472	3,267	3,372	3,857	5,043
Other	13,639	8,384	11,517	12,077	12,912

Total	167,856	172,371	173,852	200,014	214,558

Loans to borrowers outside Spain: (**):
Non-Spanish Governments	7,772	7,053	4,402	4,983	4,394
Mortgage loans	322,816	296,236	275,739	290,825	296,330
Commercial, industrial and installment loans to individuals	276,895	253,843	209,820	217,358	225,961
Other	42,026	32,425	29,946	31,354	26,104

Total	649,509	589,557	519,907	544,520	552,789

Total loans and advances to customers, gross	817,365	761,928	693,759	744,534	767,347
Allowance for loan losses (***)	(26,517)	(27,217)	(24,903)	(25,422)	(18,806)
Total loans and advances to customers, net of allowances	790,848	734,711	668,856	719,112	748,541

(*)	As of December 31, 2015, the portfolio of loans to real estate and construction companies included €7,388 million of loans, the proceeds of which were to be used for real estate purposes, defined in accordance with the Bank of Spain’s purpose-based classification guidelines, compared to €9,349 million, €12,105 million, €15,867 million and €23,442 million of such loans in 2014, 2013, 2012 and 2011, respectively.
(**)	Credit of any nature granted to credit institutions is included in the “Loans and advances to credit institutions” caption of our balance sheet.
(***)	Refers to loan losses of “Loans and Advances to customers”. See “Item 3. Key information - A. Selected financial data”.

At December 31, 2015, our loans and advances to associated companies and jointly controlled entities amounted to €5,997 million (see “Item 7. Major Shareholders and Related Party Transactions—B. Related party transactions”). Excluding government-related loans and advances, the largest outstanding exposure to a single counterparty at December 31, 2015 was €2.2 billion (0.3% of total loans and advances, including government-related loans), and the five next largest exposures totaled €8.7 billion (1.1% of total loans, including government-related loans).

Maturity

The following table sets forth an analysis by maturity of our loans and advances to customers by domicile and type of customer as of December 31, 2015.

	Maturity
	Less than		One to five		Over five
	one year		years		years		Total
	Balance	% of Total	Balance	% of Total	Balance	% of Total	Balance	% of Total
	(in millions of euros, except percentages)
Loans to borrowers in Spain: (*)
Spanish Government	1,859	0.93%	3,593	1.76%	8,541	2.06%	13,993	1.71%
Commercial, financial, agriculture and industrial	10,429	5.24%	12,864	6.29%	9,133	2.21%	32,426	3.97%
Real estate and construction	10,669	5.36%	4,410	2.16%	5,359	1.29%	20,438	2.50%
Other mortgages	7,390	3.72%	2,687	1.31%	59,157	14.29%	69,234	8.47%
Installment loans to individuals	6,146	3.09%	5,276	2.58%	3,232	0.78%	14,654	1.79%
Lease financing	329	0.17%	1,940	0.95%	1,203	0.29%	3,472	0.42%
Other	7,415	3.73%	5,239	2.56%	985	0.24%	13,639	1.67%

Total borrowers in Spain	44,237	22.24%	36,009	17.61%	87,610	21.16%	167,856	20.54%

Loans to borrowers outside Spain: (*)
Non-Spanish Governments	3,128	1.57%	1,946	0.95%	2,698	0.65%	7,772	0.95%
Mortgage loans	17,007	8.55%	33,854	16.56%	271,955	65.69%	322,816	39.49%
Commercial, industrial and installment loans to individuals	103,689	52.12%	126,606	61.92%	46,600	11.26%	276,895	33.88%
Other	30,887	15.53%	6,036	2.95%	5,103	1.23%	42,026	5.14%

Total loans to borrowers outside Spain	154,711	77.76%	168,442	82.39%	326,356	78.84%	649,509	79.46%

Total loans and leases, gross	198,948	100.00%	204,451	100.00%	413,966	100.00%	817,365	100.00%

(*)	Credit of any nature granted to credit institutions is included in the “Loans and advances to credit institutions” caption of our balance sheet.

For roll-over not due to clients’ financial difficulties, the analysis is performed under standard acceptance terms and a comprehensive review of the client.

Fixed and Variable Rate Loans

The following table sets forth a breakdown of our fixed and variable rate loans having a maturity of more than one year at December 31, 2015.

	Fixed and variable rate loans
	having a maturity of more than one year
	Domestic	International	Total
	(in millions of euros)
Fixed rate	30,159	244,073	274,232
Variable rate	93,460	250,725	344,185

Total	123,619	494,798	618,417

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

	IFRS-IASB
	2015		2014		2013
		% of		% of		% of
		total		total		total
		assets		assets		assets
	(in millions of euros, except percentages)
OECD (1) (2) Countries:
Total OECD Countries	11,067	0.83%	11,909	0.94%	12,518	1.12%

Non-OECD Countries:
Total Latin American Countries (2) (3)	13,786	1.03%	13,751	1.09%	10,962	0.98%
Other Non-OECD	7,969	0.59%	10,142	0.80%	10,698	0.96%

Total Non-OECD	21,755	1.62%	23,893	1.89%	21,660	1.94%

Total	32,822	2.45%	35,802	2.83%	34,178	3.06%

(1)	The Organization for Economic Cooperation and Development.
(2)	Aggregate outstandings in any single country in this category do not exceed 0.75% of our total assets.
(3)	With regards to these cross-border outstandings, at December 31, 2015, 2014 and 2013, we had allowances for country-risk equal to €13,0 million, €12.4 million, and €14.7 respectively. Such allowances for country-risk exceeded the Bank of Spain’s minimum requirements at such dates.

As of December 31, 2015, 2014 and 2013, we did not have any cross-border outstanding to any single borrower that exceeded 0.75% of total assets.

Exposure to sovereign counterparties by credit rating

Our exposure to sovereign counterparties (the exposure is included in the financial statement line items “Financial assets held for trading—Debt instruments”, “Other financial assets at fair value through profit or loss—Debt instruments”, “Available for sale financial assets—Debt instruments”, “Loans and receivables—Debt instruments” and “Held-to-maturity investments”) organized by credit rating and our exposure to private and sovereign debt organized by origin of the issuer is included in note 7 to the Financial Statements.

Additionally, in note 10 to our consolidated financial statements we present the disclosure by credit rating of our exposure to sovereign counterparties recorded under the caption “loans and advances to customers”.

The detail at December 31, 2015, 2014 and 2013, by type of financial instrument, of the Group’s sovereign risk exposure to Europe’s peripheral countries and of the short positions held with them, taking into consideration the criteria established by the European Banking Authority (EBA) is explained in note 51.d to our consolidated financial statements.

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

The following table shows the amount of non-accrued interest owed on non-performing assets and the amount of such interest that was received:

	IFRS-IASB
	At December 31,
	2015	2014	2013
	(in millions of euros)
Non accrued interest on the basis of contractual terms owed on non-performing assets
Domestic	472	658	606
International	1,351	1,342	1,294

Total	1,823	2,000	1,900
Non accrued interest on the basis of contractual terms received on non-performing assets
Domestic	188	202	190
International	255	256	265

Total	443	458	455

The balances of non-performing loans and contingent liabilities as of December 31, 2015, 2014 and 2013 are as follows:

	Millions of Euros
	2015	2014	2013
Non-performing loans more than ninety days past due	24,226	29,810	30,832
Other non-performing loans and contingent liabilities (*)	12,868	11,899	10,820

Total non-performing loans and contingent liabilities	37,094	41,709	41,652

(*)	See above “—Bank of Spain’s Classification Requirements—d) Assets classified as non-performing for reasons other than counterparty arrears” for a detailed explanation of assets included under this category.

The roll-forward of allowances (under IFRS-IASB) is shown in note 10 to our consolidated financial statements.

Guarantees

The Bank of Spain requires certain guarantees to be classified as non-performing in the following situations:

•	in cases involving past-due guaranteed loans and advances: (i) for non-financial guarantees, the amount demanded by the beneficiary and outstanding under the guarantee; and (ii) for financial guarantees, at least the amount classified as non-performing of the guaranteed risk; and

•	in all other cases, the entire amount of the guaranteed debt when the debtor has declared bankruptcy or has demonstrated serious solvency problems, even if the guaranteed beneficiary has not reclaimed payment.

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

•	Loss given default (“LGD”) is the expected loss arising in the event of default. It depends mainly on the present value of credit enhancements, such as collateral and guarantees associated with the transaction and other future flow that are expected to be recovered. The LGD calculation is based on the analysis of recoveries of past due transactions, considering not only revenues and loans associated with the collection process, but also the moment when these revenues and costs take place and all direct costs linked to the collecting activity.

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

a. Specific allowance for impaired assets:

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

The difference between loan loss provisions calculated using internal models and those calculated under Bank of Spain Guidance, was not material for any of the three years ended December 31, 2015, 2014 and 2013.

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

After the initial recognition of foreclosed assets, the Bank of Spain establishes that if the fair value of the foreclosed asset less the estimated selling cost is lower than the carrying amount, the entity should recognize the corresponding impairment.

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

For the purpose of ensuring that the provisions determined in accordance with the above-mentioned policy are reasonable under IFRS-IASB we develop an estimation of the fair value of our foreclosed assets using external valuations. The difference between both estimations was not material for any of the three years ended December 31, 2015, 2014 and 2013.

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

	IFRS-IASB Year Ended December 31,
	2015	2014	2013	2012	2011
	(in millions of euros)
Allowance for credit losses at beginning of year
Borrowers in Spain	11,264	12,279	11,711	6,907	6,810
Borrowers outside Spain	16,057	12,680	13,756	11,951	12,734

Total	27,321	24,959	25,467	18,858	19,544

Consolidation/deconsolidation of companies’ credit loss allowances (1)
Borrowers in Spain	—	—	—	—	—
Borrowers outside Spain	—	—	—	(266)	(1,267)

Total	—	—	—	(266)	(1,267)

Net provisions for credit losses charged to income statement (2)
Borrowers in Spain	1,572	2,531	3,447	8,847	3,169
Borrowers outside Spain	9,997	9,326	8,607	10,992	9,581

Total	11,569	11,857	12,054	19,839	12,750

Charge-offs against credit loss allowance
Borrowers in Spain	(2,877)	(3,009)	(2,580)	(2,747)	(2,798)
Borrowers outside Spain	(9,484)	(8,818)	(8,046)	(8,599)	(9,495)

Total	(12,361)	(11,827)	(10,626)	(11,346)	(12,293)

Other movements	102	2,332	(1,936)	(1,618)	124

Allowance for credit losses at end of year (3) (4)
Borrowers in Spain	9,554	11,264	12,279	11,711	6,907
Borrowers outside Spain	17,077	16,057	12,680	13,756	11,951

Total	26,631	27,321	24,959	25,467	18,858

Recoveries of loans previously charged off against income statement
Borrowers in Spain	202	296	395	272	297
Borrowers outside Spain	1,173	1,040	673	1,044	1,487

Total	1,375	1,336	1,068	1,316	1,784

Average loans outstanding
Borrowers in Spain	159,897	164,517	178,227	198,643	217,235
Borrowers outside Spain	625,763	541,635	519,037	550,730	511,964

Total	785,660	706,152	697,264	749,373	729,199

Net charge-offs against loan loss allowance to average loans ratio (5)
Borrowers in Spain	1.67%	1.65%	1.23%	1.25%	1.15%
Borrowers outside Spain	1.33%	1.44%	1.42%	1.37%	1.56%

Total	1.40%	1.49%	1.37%	1.34%	1.44%

(1)	The negative net balance in 2011 is related to the deconsolidation of Santander Consumer USA Inc. (SCUSA) which was accounted for by the equity method in December 2011. See “Item 4. Information on the Company—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions and Reorganizations—Santander Consumer USA”.

(2)	We have not included a separate line item for charge-offs of loans not previously provided for (loans charged-off against income) as these are not permitted.
(3)	Allowances for the impairment losses on the assets making up the balances of “Loans and receivables—Loans and advances to customers”, “Loans and receivables—Loans and advances to credit institutions” and “Loans and receivables—Debt securities”. See “Item 3. Key information—A. Selected financial data”.
(4)	The segregation of the allowance for credit losses between Spain and outside Spain was made by geographical location of the Group’s company that accounts for the risk.
(5)	For the purpose of calculating the ratio, net charge-offs consist of charge-offs against credit loss allowance less Recoveries of loans previously charged-off.

The net charge-offs against loan loss allowance to average loans ratio was lower in Spain than in foreign jurisdictions as of December 31, 2013, 2012 and 2011 primarily due to the different mix of products of our credit portfolio in the various countries in which we operate (our mortgage portfolio is focused in Spain and United Kingdom while in Latin America (including Brazil) the main products are non-collateral loans (credit cards or consumer loans)). This means that the amount of loan write-offs contributed each year by these countries is far higher than in Spain, since these entities of the Group have fewer possibilities of recovering the loans once they have fallen into arrears.

However, in 2014 the trend changed due both to an increase in charge-offs in Spain together with a reduction in the average loan volumes in Spain. The balance of loans to businesses and households in Spain declined, due to the deleveraging in some sectors and the increased number of debt issuances by large companies.

In 2015 the net charge-offs against loan loss allowance to average loans ratio remained stable in Spain (+2 basis points) with a reduction both in charge-offs and in average loans outstanding. On the other hand, in foreign jurisdictions the ratio decreased 11 basis points as the growth in average loans offset the increase in net charge-offs

The table below shows a breakdown of recoveries, net provisions and charge-offs against credit loss allowance by type and domicile of borrower for the years indicated.

	Year Ended December 31,
	2015	2014	2013	2012	2011
	(in millions of euros)
Recoveries of loans previously charged off against income statement
Domestic:
Commercial, financial, agricultural, industrial	85	104	236	85	135
Real estate and construction	66	77	80	38	31
Other mortgages	7	5	7	10	37
Installment loans to individuals	44	91	48	137	92
Lease finance	—	18	19	—	1
Other	—	1	5	2	1

Total Borrowers in Spain	202	296	395	272	297
Borrowers outside Spain
Government and official institutions	—	—	—	—	—
Commercial, industrial and installment loans to individuals	1,066	932	575	877	1,208
Mortgage loans	82	79	78	79	197
Other	25	29	20	88	82
Borrowers outside Spain	1,173	1,040	673	1,044	1,487

Total	1,375	1,336	1,068	1,316	1,784
Net provisions for credit losses charged to income statement
Domestic:
Commercial, financial, agricultural, industrial	681	989	1,842	1,290	1,070
Real estate and construction	174	282	176	5,378	672
Other mortgages	233	818	587	1,291	818
Installment loans to individuals	494	352	745	709	489
Lease finance	1	52	52	57	122
Other	(11)	38	45	122	(2)

Total Borrowers in Spain	1,572	2,531	3,447	8,847	3,169
Borrowers outside Spain
Government and official institutions	8	9	1	—	(4)
Commercial, industrial and installment loans to individuals	9,068	8,824	7,772	9,673	7,962
Mortgage loans	269	28	553	624	1,163
Other	652	465	281	695	460

Borrowers outside Spain	9,997	9,326	8,607	10,992	9,581

Total	11,569	11,857	12,054	19,839	12,750
Charge-offs against credit loss allowance
Domestic:
Commercial, financial, agricultural, industrial	(1,037)	(1,439)	(893)	(755)	(980)
Real estate and construction	(877)	(787)	(717)	(676)	(133)
Other mortgages	(291)	(198)	(278)	(400)	(592)
Installment loans to individuals	(639)	(506)	(593)	(839)	(870)
Lease finance	(24)	(22)	(60)	(27)	(220)
Other	(9)	(57)	(39)	(50)	(3)

Total Borrowers in Spain	(2,877)	(3,009)	(2,580)	(2,747)	(2,798)
Borrowers outside Spain
Government and official institutions	—	—	—	—	—
Commercial, industrial and installment loans to individuals	(8,629)	(8,162)	(7,130)	(7,402)	(8,445)
Mortgage loans	(325)	(277)	(459)	(477)	(791)
Other	(530)	(379)	(457)	(720)	(259)

Borrowers outside Spain	(9,484)	(8,818)	(8,046)	(8,599)	(9,495)

Total	(12,361)	(11,827)	(10,626)	(11,346)	(12,293)

The table below shows a breakdown of allowances for credit losses by type and domicile of borrower for the years indicated.

Allowances for Credit Losses

	IFRS-IASB Year Ended December 31,
	2015	%	2014	%	2013	%	2012	%	2011	%
	(in millions of euros, except percentages)
Borrowers in Spain:
Commercial, financial, agricultural, industrial	2,373	8.91	2,354	8.62	2,681	10.74	1,775	6.97	1,579	8.37
Real estate and construction (*)	3,539	13.29	4,749	17.38	6,678	26.76	7,511	29.49	3,210	17.02
Other mortgages	2,854	10.72	3,254	11.91	1,810	7.25	1,420	5.58	1,325	7.03
Installment loans to individuals	566	2.12	703	2.57	967	3.87	823	3.23	690	3.66
Lease finance	159	0.60	121	0.44	113	0.46	103	0.40	101	0.54
Other	63	0.24	83	0.31	30	0.12	79	0.31	2	0.01

Total Borrowers in Spain	9,554	35.88	11,264	41.23	12,279	49.20	11,711	45.98	6,907	36.62
Borrowers outside Spain:
Government and official institutions	43	0.16	36	0.13	21	0.08	30	0.12	31	0.17
Commercial, industrial and installment loans to individuals	14,083	52.88	13,218	48.38	9,765	39.12	10,628	41.74	9,334	49.50
Mortgage loans	1,828	6.86	2,043	7.48	2,223	8.91	2,054	8.06	1,791	9.50
Other	1,123	4.22	760	2.78	671	2.69	1,043	4.10	795	4.21

Total Borrowers outside Spain	17,077	64.12	16,057	58.77	12,680	50.80	13,756	54.02	11,951	63.38

Total	26,631	100.00	27,321	100.00	24,959	100.00	25,467	100.00	18,858	100.00

(*)	As of December 31, 2015, the allowances of the portfolio of loans to construction and property development companies with real estate purposes, defined in accordance with the Bank of Spain’s purpose-based classification guidelines, amounted to €3,041 million. In this table and in the previous one, loans to construction and property development companies are defined as loans granted to companies that belong to that sector, irrespective of the purpose of the loan.

Non-performing Balances

The following tables show our non-performing assets (loans and other assets to collect) and contingent liabilities, excluding country-risk.

	IFRS-IASB At December 31,
Non-performing balances	2015	2014	2013	2012	2011
	(in millions of euros)
Past-due and other non-performing balances (1) (2) (3):
Domestic	17,722	20,891	22,658	16,623	15,340
International	19,372	20,818	18,994	19,438	16,666

Total	37,094	41,709	41,652	36,061	32,006

(1)	The total amount of our non-performing balances fully provisioned under IFRS was €4,306 million, €5,255 million, €5,312 million, €5,176 million and €5,106 million, at December 31, 2015, 2014, 2013, 2012, and 2011, respectively.
(2)	Non-performing balances due to country risk were €8 million, €7 million, €3 million, €6 million and €7 million at December 31, 2015, 2014, 2013, 2012, and 2011, respectively.
(3)	At December 31, 2015, 2014, 2013, 2012, and 2011 (i) the total amount of our non-performing past-due balances was €24,226 million, €29,810 million, €30,832 million, €31,326 million, and €27,415 million, respectively, and (ii) the total amount of our other non-performing was €12,868 million, €11,899 million, €10,820 million, €4,735 million, and €4,591 million respectively.

We do not believe that there is a material amount of assets not included in the foregoing table where known information about credit risk at December 31, 2015 (not related to transfer risk inherent in cross-border lending activities) gave rise to serious doubts as to the ability of the borrowers to comply with the loan repayment terms at such date.

The following table shows our financial assets classified as loans and receivables which are considered to be non-performing due to credit risk at December 31, 2015, classified by geographical location of risk and by age of the oldest past-due amount (see note 10.d, to our consolidated financial statements):

	Millions of euros
	With no past-due balances or less than 3 months past due	With balances past due by
		3 to 6 months	6 to 9 months	9 to 12 months	More than 12 months	Total
Spain	6,623	894	622	551	8,329	17,019
European Union (excluding Spain)	1,854	1,720	916	791	4,394	9,675
United States and Puerto Rico	1,305	135	58	29	257	1,784
Other OECD countries	721	894	232	194	1,237	3,278
Latin America (no OECD)	1,418	995	666	477	766	4,322
Rest of the world	8	2	—	—	45	55

	11,929	4,640	2,494	2,042	15,028	36,133

Evolution of Non-performing Balances

The following tables show the movement in our non-performing assets and contingent liabilities (excluding country risk, see “—Country-Risk Outstandings” herein).

	IFRS-IASB
(in millions of euros)	Quarter ended				Year ended Dec. 31,	Year ended Dec. 31,	Year ended Dec. 31,	Year ended Dec. 31,	Year ended Dec. 31,
	Mar. 31, 2015	Jun. 30, 2015	Sep. 30, 2015	Dec. 31, 2015	2015	2014	2013	2012	2011
Opening balance	41,709	41,919	40,273	37,856	41,709	41,652	36,061	32,006	28,478
Increases	6,283	4,688	4,618	5,704	21,293	28,805	37,316	34,983	34,379
Cash recoveries	(4,039)	(2,985)	(2,211)	(3,250)	(12,485)	(17,783)	(17,863)	(16,298)	(15,466)
Foreclosed assets	(226)	(389)	(276)	(212)	(1,103)	(1,370)	(1,857)	(2,146)	(2,791)
Changes in scope of consolidation	54	1	—	50	105	497	743	(628)	69
Exchange differences and others	853	(36)	(1,849)	968	(64)	1,735	(2,122)	(509)	(370)
Write-offs	(2,715)	(2,925)	(2,699)	(4,022)	(12,361)	(11,827)	(10,626)	(11,347)	(12,293)

Closing balance	41,919	40,273	37,856	37,094	37,094	41,709	41,652	36,061	32,006

Non-performing Balances Ratios

The following table shows the total amount of our computable credit risk, our non-performing assets and contingent liabilities by category, our allowances for credit losses, the ratio of our non-performing balances to total computable credit risk and our coverage ratio at the dates indicated.

	IFRS-IASB At December 31,
	2015	2014	2013	2012	2011
	(in millions of euros, except percentages)
Computable credit risk (1)	850,909	804,084	738,558	793,449	820,968

Non-performing balances by category:
Individuals	15,588	17,251	17,607	16,828	15,951
Mortgages	8,772	9,022	9,609	7,281	6,872
Consumer loans	4,673	5,874	5,129	5,961	6,254
Credit cards and others	2,143	2,355	2,869	3,586	2,825
Enterprises	17,888	21,648	21,538	18,155	14,995
Corporate Banking	3,479	2,643	2,408	991	954
Public sector	139	167	99	87	106
Total non-performing balances	37,094	41,709	41,652	36,061	32,006

Allowances for non-performing balances	27,121	28,046	25,681	26,112	19,531

Ratios
Non-performing balances (2) to computable credit risk	4.36%	5.19%	5.64%	4.54%	3.90%
Coverage ratio (3)	73.11%	67.24%	61.65%	72.41%	61.02%
Balances charged-off to total loans and contingent liabilities	1.29%	1.30%	1.29%	1.27%	1.29%

(1)	Computable credit risk is the sum of the face amounts of loans and advances (including non-performing assets but excluding country risk loans), guarantees and documentary credits.
(2)	Non-performing loans and contingent liabilities, securities and other assets to collect.
(3)	Allowances for non-performing balances as a percentage of non-performing balances.

Non-performing loan (NPL) balances decreased by €4,615 million or 11% to €37,094 million in 2015 as compared to 2014. Net NPL entries in 2015 amounted to €7,705 million, which is a €1,947 million decrease as compared to 2014. NPLs decreased in all countries, particularly in Spain (-€2,219 million), except for the U.S. as SCUSA registered a €131 million increase, in line with its lending growth and business nature.

At the end of 2015, loans and advances to customers was 7.6% higher. Growth in local currency is across the board except for Spain. These levels of lending, together with lower non-performing loans, reduced the Group’s NPL ratio by 83 basis points to 4.36%.

The coverage ratio improved 6 percentage points to 73% at December 31, 2015 as the reduction in Allowances for credit losses was lower than the decrease in NPL. This ratio is calculated as allowances for non-performing balances as a percentage of non-performing balances.

The increase in non-performing balances is also aggravated through the classification as non-performing of the entire outstanding principal amount and accrued interest on any loan on which any payment of principal, interest or agreed cost is 90 days or more past due. We refer to this effect as the “individual loan drag effect”. An additional impact occurs by the so-called “client drag effect”, through which Spanish banking groups classify as non-performing the aggregate risk exposure (including off-balance sheet risks) to a single obligor, whenever the amount of non-performing balances of such obligor exceeds 20% of its total outstanding risks (excluding non-accrued interest on loans to such borrower). Both drag effects have a larger impact in the case of mortgages and corporate loans due to the greater average amount of these loans.

The NPL ratios by units as of December 31, 2015 are set out below2.

•	Continental Europe:

•	In Spain (excluding the Real Estate Operations Spain unit), the NPL ratio amounted to 6.53% a 85 basis points decrease as compared to 2014, despite the reduction in total loans and contingent liabilities and due to the favorable evolution of NPLs, mainly at companies. The coverage ratio rose to 48% a 3 percentage points increase as compared to 2014.

[2]	For further details on credit risk refer to “Item 11. Quantitative and qualitative disclosures about market risk—Part 3. Credit risk”.

•	Portugal closed the year with a 143 basis points fall in the NPL ratio to 7.46%, and a 47 percentage points increase in the coverage ratio to 99%. This performance is due to a fall in NPL in most segments and the addition of Banif.

•	In Poland the downturn in the NPL ratio continued with a 112 basis points decrease to 6.3%. The coverage ratio rose to 64%.

•	Santander Consumer’s NPL ratio, after the increase in the perimeter (see “Item 4. Information on the Company—B. Business Overview—Santander Consumer Finance”), was 3.42% a 140 basis points decrease as compared to 2014, with a good general performance of portfolios in all countries. The coverage ratio increased to 109%.

•	The United Kingdom reduced its NPL ratio 27 basis points to 1.52%, due to the good performance in all segments, particularly retail and especially the mortgage portfolio. The coverage ratio was 38%.

•	Brazil, against an adverse macroeconomic background, the NPL ratio was contained to 5.98% (+93 basis points in the year) using proactive risk management. The coverage ratio was 84%.

•	Chile has reduced its NPL ratio to 5.62% (-35 basis points in the year), thanks to the good performance in non-performance loans across most segments. The coverage ratio was 54%.

•	In Mexico the NPL ratio was down to 3.38% (-46 basis points in the year), with increase in credit risk much higher than growth in the NPL portfolio. The coverage ratio was 91%.

•	The United States’ NPL ratio declined to 2.13% (-29 basis points) and the coverage ratio rose to 225% (+31 percentage points since 2014).

•	The NPL ratio at Santander Bank was 1.16% (-25 basis points), as a result of the good performance of the portfolios, while the coverage ratio was higher at 115%.

•	In SCUSA, the high rotation of the portfolio and the unit’s active credit management brought the NPL ratio to 3.66% (-31 basis points) and the coverage ratio increased to 337%.

•	Puerto Rico’s NPL ratio fell to 6.96% (-49 basis points) and the coverage ratio dropped to 49%.

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

Summary of non-accrual balances	IFRS-IASB Year Ended December 31,
	2015	2014	2013	2012	2011
	(in millions of euros)
Balances classified as non-performing balances	37,094	41,709	41,652	36,061	32,006
Non-performing balances due to country risk	8	7	3	6	7

Total non-accruing balances	37,102	41,716	41,655	36,067	32,013

Foreclosed Assets

The tables below set forth the movements in our foreclosed assets for the periods shown.

	IFRS-IASB
	Quarterly movements				Year Ended December 31,
	Mar. 31, 2015	Jun. 30, 2015	Sep. 30, 2015	Dec. 31, 2015	2015	2014	2013
	(in millions of euros, except percentages)
Opening balance	10,543	10,832	11,167	11,205	10,543	9,698	8,611
Foreclosures	443	592	472	540	2,047	2,144	2,308
Sales	(247)	(268)	(410)	(483)	(1,408)	(1,307)	(1,315)
Other movements	93	11	(24)	121	201	8	94

Gross foreclosed assets	10,832	11,167	11,205	11,383	11,383	10,543	9,698
Of which: in Spain	10,033	10,381	10,472	10,609	10,609	9,760	8,831
Valuation adjustment	5,543	5,706	5,756	5,850	5,850	5,404	4,956
Of which: in Spain	5,304	5,477	5,536	5,626	5,626	5,163	4,685

Closing balance (net)	5,289	5,461	5,449	5,533	5,533	5,139	4,742
Of which: in Spain	4,729	4,904	4,936	4,983	4,983	4,597	4,146
Valuation adjustment as a percentage of foreclosed assets	51.2%	51.1%	51.3%	51.4%	51.4%	51.3%	51.1%
Of which: in Spain	52.9%	52.8%	52.9%	53.0%	53.0%	52.9%	53.1%

Liabilities

Deposits

The principal components of our deposits are customer demand, time and notice deposits, and international and domestic interbank deposits. Our retail customers are the principal source of our demand, time and notice deposits. For an analysis, by domicile of customer, of average domestic and international deposits by type for 2015, 2014 and 2013 see “—Average Balance Sheets and Interest Rates—Liabilities and Interest Expense”.

We compete actively with other commercial banks and with savings banks for domestic deposits. Our share of customer deposits in the Spanish banking system (including Cajas de Ahorros) was 17.8% at November 30, 2015 (most recent available data), according to figures published by the Spanish Banking Association (“AEB”) and the Confederación Española de Cajas de Ahorros (“CECA”). See “—Competition” herein.

The following tables analyze our year-end deposits.

Deposits (from central banks and credit institutions and customers) by type of deposit.

	IFRS-IASB At December 31,
	2015	2014	2013
	(in millions of euros)
Deposits from central banks and credit institutions-
Reciprocal accounts	1,332	704	755
Time deposits	113,117	85,178	55,839
Other demand accounts	3,199	4,893	3,425
Repurchase agreements	57,723	64,594	49,378

Total	175,371	155,369	109,397
Customer deposits-
Demand deposits-
Current accounts	257,192	200,752	167,787
Savings accounts	180,415	173,105	164,214
Other demand deposits	5,489	5,046	3,512
Time deposits-
Fixed-term deposits and other time deposits	196,965	223,262	225,955
Home-purchase savings accounts	59	71	102
Discount deposits	448	448	1,156
Hybrid financial liabilities	5,174	3,525	3,324
Repurchase agreements	37,380	41,418	41,787

Total	683,122	647,627	607,837

Total deposits	858,493	802,996	717,234

Deposits (from central banks and credit institutions and customers) by geographic location of the Group entity that accounts for the deposits.

	IFRS-IASB At December 31,
	2015	2014	2013
	(in millions of euros)
Deposits from central banks and credit institutions-
Due to credit institutions
Offices in Spain	93,635	80,805	49,770
Offices outside Spain:
Other EU countries	32,849	34,164	35,472
United States	19,576	13,514	7,215
Other OECD countries (1)	12,315	6,656	15
Latin America (no OECD) (1)	16,993	20,229	16,924
Other	3	1	1
Total offices outside Spain	81,736	74,564	59,627

Total	175,371	155,369	109,397

Customer deposits
Offices in Spain	183,778	186,051	185,460
Offices outside Spain:
Other EU countries	311,314	275,291	259,903
United States and Puerto Rico	59,814	51,291	43,773
Other OECD countries (1)	57,817	55,003	1,879
Latin America (no OECD) (1)	69,792	79,848	116,666
Other	607	143	156
Total offices outside Spain	499,344	461,576	422,377

Total	683,122	647,627	607,837

Total deposits	858,493	802,996	717,234

(1)	In this schedule Mexico and Chile are classified under “Other OECD countries” since 2014.

The following table shows the maturity of time deposits (excluding inter-bank deposits) in denominations of $100,000 or more for the year ended December 31, 2015. Large denomination customer deposits may be a less stable source of funds than demand and savings deposits.

	Year Ended December 31, 2015
	Domestic	International	Total
	(in millions of euros)

Under 3 months	5,792	31,911	37,703
3 to 6 months	3,272	15,863	19,135
6 to 12 months	4,552	16,867	21,419
Over 12 months	6,695	23,107	29,802
Total	20,311	87,748	108,059

The aggregate amount of deposits held by non-resident depositors (banks and customers) in our domestic branch network was €58 billion, €64 billion and €49 billion, at December 31, 2015, 2014 and 2013, respectively.

Short-Term Borrowings	IFRS-IASB At December 31,
	2015		2014		2013
	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate
	(in millions of euros, except percentages)
Securities sold under agreements to repurchase (principally Spanish Treasury notes and bills):
At December 31	95,103	4.55%	106,012	3.85%	91,166	3.69%
Average during year	103,089	4.20%	100,771	4.05%	109,191	3.08%
Maximum month-end balance	125,545		110,877		122,226
Other short-term borrowings:
At December 31	22,943	0.36%	18,126	1.02%	13,945	3.48%
Average during year	21,876	0.37%	18,787	2.58%	19,329	2.51%
Maximum month-end balance	24,029		22,686		23,049

Total short-term borrowings at year-end	118,046	3.74%	124,138	3.43%	105,111	3.66%

Competition in Spain

We face strong competition in all of our principal areas of operation from other banks, savings banks, credit co-operatives, brokerage services, on-line banks, insurance companies and other financial services firms.

Banks

At the end of November 2015 (most recent available information), Banco Bilbao Vizcaya Argentaria, S.A. and Banco Santander, S.A. accounted for approximately 56.5% of loans and 66.0% of deposits in all Spanish banks, which in turn represented 33.2% of loans and 35.6% of deposits in the Spanish financial system, according to figures published by the AEB and the CECA.

Foreign banks also have a presence in the Spanish banking system as a result of liberalization measures adopted by the Bank of Spain in 1978. At December 31, 2015, there were 85 foreign banks (of which 79 were from European Union countries) with branches in Spain. In addition, there were 22 Spanish subsidiary banks of foreign banks (of which 16 were from European Union countries).

The ECB is responsible for authorizing and revoking the authorization of credit institutions, and authorizing the purchase of qualifying holdings, under the terms of the European regulations which establish the competences conferred on the European Central Bank (ECB) and the Single Supervisory Mechanism. In these cases, the Bank of Spain, as the national competent authority (NCA), will submit to the ECB plans for the granting of an authorization or the acquisition of a qualifying holding, and where applicable, proposals for the revocation of authorization.

Any financial institution organized and licensed in another Member State of the European Union may conduct business in Spain from an office outside Spain, without having obtained first prior authorization from the Spanish authorities to do so. The opening of a branch of any financial institution authorized in another Member State of the European Union does not need prior authorization or specific allocation of resources either.

Financial institutions which are not authorized in another Member State of the European Union do not benefit from the ‘Community Passport’, and are therefore required to obtain prior authorization from the Bank of Spain to operate in Spain with branches. The procedure to obtain such authorization from the Bank of Spain is similar to the one set up for the establishment of new Spanish banks in the Law 10/2014 of June 26, 2014 on Organization, Supervision and Solvency of Credit Entities and the Royal Decree 84/2015, of February 13, 2015, which develops Law 10/2014. These branches of third country institutions must necessarily be ascribed to the Spanish Deposit Guarantee Fund, in case there is no system of coverage in their home country, or if the system guarantees less than €100,000 per depositor (in this case, for the difference up to such €100,000). These institutions may also be authorized to operate in Spain and to provide services (no branches), although, in this case, the institutions cannot raise funds from the public.

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

SUPERVISION AND REGULATION

Single Supervisory Mechanism, Bank of Spain and the European Central Bank

The Single Supervisory Mechanism (SSM) establishes a new financial supervision system consisting of the European Central Bank (ECB) and the national competent authorities (NCAs) of the participating European Union (EU) countries and combines the strengths, experience and expertise of these bodies. Its main objectives are to guarantee the safety and soundness of the European banking system and to increase financial integration and stability in Europe. It also aims at ensuring a consistent supervision. The SSM is one of the two pillars of the EU banking union, along with the Single Resolution Mechanism (SRM) and is to be completed with a harmonized deposit guarantee system.

The ECB is responsible for the effective and consistent functioning of the SSM and exercises oversight over the functioning of the system. To ensure efficient supervision, credit institutions were categorized as “significant” and “less significant.” In accordance with the Single Supervisory Mechanism (SSM) Regulation, the ECB fully assumed its new supervisory responsibilities within the SSM on November 4, 2014.

The ECB supervises directly the significant banks (including us) through the Joint Supervisory Teams (JSTs), which are responsible for the day-to-day supervision of these institutions. These teams comprise staff from the ECB and the NCAs, whose work is coordinated by an ECB staff member, assisted by one or more NCA sub-coordinators. Among other duties, these teams are responsible for the ongoing assessment of institutions’ risk profiles, solvency and liquidity, and prepare the draft decisions to be presented to the Supervisory Board. All other less-significant institutions (as of the date of this report, approximately 3,500 in the euro area) are directly supervised by national competent authorities (NCAs), and indirectly supervised by the ECB.

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

Article 6.4 of the Council Regulation (EU) 1024/2013 of 15 October 2013, conferring specific tasks on the European Central Bank concerning policies relating to the prudential supervision of credit institutions (the “SSM Regulation”), establishes the criteria under which an institution shall not be considered “less significant”:

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

Based on these criteria, and as of the date of this report, the ECB is directly supervising 129 “significant banks”, representing almost 82% of total banking assets in the euro area. In the case of Spain, the significant institutions which are directly supervised by the ECB (as of the date of this report, 14 Spanish banks) represent more than 90% of deposit institution assets. We have been categorized as a significant institution.

To directly supervise the significant banks, the ECB has created two directorate generals, which perform the continuous monitoring of the 129 groups. DG I (“Microprudential Supervision I”) supervises the 30 largest significant banks in terms of balance sheet and activities, while DG II (“Microprudential Supervision II”) covers the other significant banks. However, the supervision of specific aspects or matters, what is known as on-site inspection, is carried out by different teams. The ECB has thus adopted a different model to that place at the Bank of Spain to date: functionally separating the continuous monitoring of banks and inspection visits.

Prior to the European Central Bank (ECB) assuming its supervisory competencies, it carried out a comprehensive assessment of significant institutions in order to foster transparency regarding the situation of the main European banks, and identify and apply any corrective measures needed to strengthen their solvency.

This assessment, in which the Bank of Spain worked intensively with the ECB, consisted of two main phases:

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

On October 26, 2014, the results of the comprehensive assessment of the banking sector were published and summarized by the Bank of Spain as follows:

•	The comprehensive assessment of the European banking sector satisfactorily fulfilled its main objectives: to improve transparency, to identify potential weaknesses on bank balance sheets and to contribute to strengthening banks’ solvency.

•	No Spanish bank had a capital shortfall and, generally, the margin by which they have exceeded the thresholds set in the exercise is a comfortable one.

•	The exercise conducted (asset quality review and stress tests) showed that Spanish banks’ balance sheets offered a rigorous view of their assets and that the impact of an adverse scenario on their solvency would be relatively limited.

•	This outcome confirmed that the clean-up, reform and restructuring of the Spanish banking system undertaken in recent years has borne fruit and that Spanish banks face the future with healthy balance sheets and a sound solvency position.

With regard to the asset quality review exercise in Grupo Santander, an analysis was conducted of 16 major credit portfolios from seven countries and various segments (residential, SMEs and corporates) representing more than 50% of the credit risk exposure at December 31, 2013. In addition, a review was made of procedures and policies, taking samples of files and reviewing them, of appraisals of properties and collateral and of the valuation models for the trading book. The impact of the analysis on CET1 was not material (-4 basis points). With respect to the stress test, the Group met the capital requirements comfortably in the proposed scenarios, particularly in the adverse scenario which is very unlikely to occur.

With regard to significant Spanish banks, the Bank of Spain, in addition to providing its experience and most of the staff of the joint supervisory teams, will shoulder the weight of on-site inspections, it will participate in the preparation of all the decisions to be adopted by the ECB Supervisory Board and it will be active in the exercise of its sanctioning powers. As regards the sanctioning regime, the European Central Bank is responsible for imposing sanctions, provided that three requirements are met: that the sanction is imposed on the credit institution, i.e. on the legal person; that it stems from non-compliance with directly applicable European Union legal rules; and that the sanctions are of a pecuniary nature. In the remaining cases, power will continue to be exercised by the national supervisory authorities, without prejudice to the ECB being able to demand that the appropriate proceedings be initiated.

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

Until January 1, 1999, the Bank of Spain was the entity responsible for implementing Spanish monetary policy. As of that date, the start of Stage III of the European Monetary Union, the European System of Central Banks and the European Central Bank became jointly responsible for Spain’s monetary policy. The European System of Central Banks consists of the national central banks of the twenty eight Member States belonging to the European Union, whether they have adopted the euro or not, and the European Central Bank. The “Eurosystem” is the term used to refer to the European Central Bank and the national central banks of the Member States which have adopted the euro. The European Central Bank is responsible for the monetary policy of the European Union. The Bank of Spain, as a member of the European System of Central Banks, takes part in the development of the European System of Central Banks’ powers including the design of the European Union’s monetary policy.

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

The Governing Council is the body in charge of formulating monetary policy for the eurozone and adopting the guidelines and decisions necessary to ensure the performance of the tasks entrusted to the ECB and the Eurosystem. The Executive Board is the body in charge of implementing the monetary policy for the eurozone laid out by the Governing Council, providing the instructions necessary to carry out monetary policy to the eurozone’s national central banks and of exercising certain powers delegated to it by the Governing Council, including some of a regulatory nature. The General Council is the transitional body which carries out the tasks taken over from the European Monetary Institute which the ECB is required to perform in Stage III of the European Monetary Union on account of the fact that not all EU Member States have adopted the euro yet.

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

Reserve Ratio

European Central Bank regulations require credit institutions in each Member State that participates in the European Monetary Union, including us, to place a specific percentage of their “Reserve Base” liabilities with their respective National Central Banks (“NCBs”) in the form of interest bearing deposits as specified below (the “Reserve Ratio”).

The European Central Bank requires the maintenance of a minimum reserve ratio by all credit institutions established in the Member States of the European Monetary Union. Branches located in the eurozone of institutions not registered in this area are also subject to this ratio, while the branches of institutions registered in the eurozone which have neither their registered nor their head office in a participating Member State are not subject to this ratio.

“Reserve Base” liabilities are broadly defined as deposits and debt securities issued. Liabilities which are owed to any other institution not listed as being exempt from the ECB’s minimum reserve system and liabilities which are owed to the ECB or to a participating NCB are excluded from the Reserve Base. Reserve Ratio is 1% over the liabilities included in the Reserve Base. A Reserve ratio of 0% shall apply to (i) deposits with agreed maturity over two years; (ii) deposits redeemable at notice over two years; (iii) repos and (iv) debt securities issued with an original maturity over two years. Investment Ratio

The Spanish Government has the power to require credit institutions to invest a portion of certain “Qualifying Liabilities” in certain kinds of public sector debt or public-interest financing (the “Investment Ratio”), and has exercised this power in the past. Although the Investment Ratio has been 0% since December 31, 1992, the law which authorizes it has not been abolished, and the Spanish Government could re-impose the Ratio, subject to EU requirements.

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

Accordingly, in 2015 the Group continued the project of progressive implementation of the technology platforms and methodological improvements required for the roll-out of the AIRB approaches for regulatory capital calculation purposes at the remaining Group units. To date the Group has obtained authorization from the supervisory authorities to use advanced approaches for the calculation of regulatory capital requirements for credit risk for the Parent, the main subsidiaries in Spain, the United Kingdom and Portugal, certain portfolios in Mexico, Brazil and Chile, as well as for United States and Santander Consumer Finance in Spain, Germany, Nordic countries and France. The Group’s Basel implementation strategy is focused on obtaining authorization for the use of AIRB approaches at the main entities in the Americas and Europe.

With regard to operational risk, the Group currently uses the standardized approach for regulatory capital calculation and the Group stepped up the process of moving towards an advanced measurement (AORM) approach for operational risks. The AORM program will provide the Group with internal capital estimation models in the main geographical areas. The Group considers that the internal model should be developed primarily on the basis of the experience accumulated in managing an entity through the corporate guidelines and criteria established after assuming control, which are a distinctive feature.

Grupo Santander Brazil meets the requirements to apply the Alternative Standardized Approach. On February 3, 2016, the European Central Bank approved the use of the alternative standardized approach for the calculation of the capital requirements at the consolidated level for operational risk to Grupo Santander Brazil.

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

At December 31, 2015, our eligible capital exceeded the minimum required by over €37.5 billion. Our Spanish subsidiary banks were, at December 31, 2015, each in compliance with these capital adequacy requirements, and all our foreign subsidiary banks were in compliance with their local regulations.

Concentration of Risk

An institution’s exposure to a client or group of connected clients is considered a large exposure where its value is equal to or exceeds 10% of its eligible capital.

An institution shall not incur an exposure, after taking into account the effect of the credit risk mitigation, to a client or group of connected clients the value of which exceeds 25% of its eligible capital. Where that client is an institution or where a group of connected clients includes one or more institutions, that value shall not exceed the greater of 25% of the institution’s eligible capital and €150 million, provided that the sum of exposure values, after taking into account the effect of the credit risk mitigation in accordance with Articles 399 to 403 of the Capital Requirements Regulation 575/2013 (CRR), to all connected clients that are not institutions does not exceed 25% of the institution’s eligible capital. Where the amount of €150 million is higher than 25 % of the institution’s eligible capital, the value of the exposure, after taking into account the effect of credit risk mitigation in accordance with Articles 399 to 403 of CRR shall not exceed a reasonable limit in terms of the institution’s eligible capital. That limit shall be determined by the institution in accordance with the policies and procedures referred to in Article 81 of Directive 2013/36 (CRD), to address and control concentration risk. This limit shall not exceed 100% of the institution’s eligible capital.

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

Employee Pension Plans

At December 31, 2015, our pension plans were all funded according to the criteria disclosed in note 25 to our consolidated financial statements.

Restrictions on Dividends

We may only pay dividends (including interim dividends) if such payment is in compliance with the applicable capital requirement regulations (described under “—Capital Adequacy Requirements” herein) and other requirements. Credit institutions must comply at all times with the “combined capital buffers” requirement established in articles 43 of Law 10/2014 of June 26, 2014, on the organization, supervision and solvency of credit institutions, article 58 of the Royal Decree 84/2015, of February 13, 2015, which develops the Law 10/2014, and in article 6 of the Circular 2/2016, of February 2, 2016, on supervision and solvency. The “combined capital buffers” requirement is defined as the total common equity tier 1 capital necessary to comply with the obligation to have a capital conservation buffer, and, where appropriate: a) institution-specific countercyclical capital buffer; b) a global systemically important institution (G-SII) buffer; c) a buffer for other systemically important institutions; and d) a systemic risk buffer.

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

In addition to the above, Recommendation of the European Central Bank of December 17, 2015 on dividend distribution policies (ECB/2015/49) provides that credit institutions need to establish dividend policies using conservative and prudent assumptions in order, after any distribution, to satisfy the applicable capital requirements and, in relation to the payment of dividends in 2016 for the financial year 2015, recommended that: a) Category 1: Credit institutions which satisfy the applicable capital requirements and which have already reached their fully loaded ratios as at December 31, 2015, should distribute their net profits in dividends in a conservative manner to enable them to continue to fulfil all requirements even in the case of deteriorated economic and financial conditions; b) Category 2: Credit institutions which satisfy the applicable capital requirements as at December 31, 2015 but which have not reached their fully loaded ratios as at December 31, 2015 should distribute their net profits in dividends in a conservative manner to enable them to continue to fulfil all requirements, even in the case of deteriorated economic and financial conditions. In addition, they should in principle only pay out dividends to the extent that, at a minimum, a linear path towards the required fully loaded ratios is secured; and c) Category 3: Credit institutions in breach of the applicable capital requirements, should in principle not distribute any dividend.

As of December 31, 2015, our total capital ratio is 14.4% and our minimum capital requirement under Pillar I is 8%. As of that date, our eligible capital exceeded the minimum required under Pillar I by over €37.5 billion.

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

Deposit Guarantee Fund and Resolution Fund

The Deposit Guarantee Fund on Credit Institutions (Fondo de Garantía de Depósitos, or the “FGD”), which operates under the rules of the European Union and the guidance of Bank of Spain, guarantees in the case of the Bank and our Spanish banking subsidiaries: (i) bank deposits up to €100,000 per depositor; and (ii) securities and financial instruments which have been assigned to a credit institution for its deposit, register or for other such services, up to €100,000 per investor. Taking into account the principle of minimal capital impact, the FGD may participate in resolution proceedings by granting financial support in exceptional cases.

The FGD is funded by annual contributions from member banks. The objective of Member States FGD contributions is to collect 0.8 per thousand of deposits to which the guarantee extends in 2024. Nevertheless, further contributions will be suspended when the FGD’s are totally unified, which is projected to take place by 2024, with the entry into force of the European Deposit Guarantee Scheme (EDIS).

As of December 31, 2015, the Bank and its domestic bank subsidiaries were members of the FGD and thus were obligated to make annual contributions to it. The contributions made by the Bank to the FGD amounted to €130 million in 2015 (€261 million at the end of 2014).

On April 16, 2014, the recast Deposit Guarantee Schemes Directive was published (Directive 2014/49/EU of the European Parliament and of the Council of April 16, 2014 on deposit guarantee schemes (recast)), which is aimed at eliminating certain differences between the laws of the European Union Member States as regards the rules on deposit guarantee schemes to which those credit institutions are subject. Law 11/2015, of June 18, for the recovery and resolution of credit institutions and investment firms, transposed the Deposit Guarantee Schemes Directive to the Spanish legislation.

One of the main pillars of the Single Resolution Mechanism (“SRM”), established by the Regulation (EU) No. 806/2014 of the European Parliament and the Council of the European Union, is the creation of the Single Resolution Fund (the “SRF”). The SRF became effective on January 1, 2015 and will be financed by bank contributions raised at national level which will be pooled at Union level in accordance with an intergovernmental agreement on the transfer and progressive mutualization of those contributions, thus increasing financial stability and limiting the link between the perceived fiscal position of individual Member States and the funding costs of banks and undertakings operating in those Member States. At a national level, the referred Law 11/2015 regulates the FGD harmonization at an European level, as well as the creation of a National Resolution Fund, to be financed by credit institutions and investment services companies, and whose financial resources must reach before December 31 2024, at least 1% of covered deposits authorized of all credit institutions in all the Member States of the banking union. The approximate amount will be around €55 billion. Contributions made by the Bank to the National Resolution Fund in 2015 amounted to €144 million.

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

Recent Spanish Legislation

Spain and the United States of America signed an Intergovernmental Agreement (“Spain-U.S. IGA”) to improve international tax compliance and implement the legislation commonly referred to as the Foreign Account Tax Compliance Act (FATCA) on May 14, 2013 which entered into force on December 9, 2013. FATCA provisions were included in the HIRE Act, which was signed into U.S. Law on March 18, 2010, aimed at foreign financial institutions (FFIs) and other financial intermediaries to prevent tax evasion by U.S. citizens and residents through the use of offshore accounts. The Spain-US IGA provides a system for the automatic exchange of information with respect to financial accounts for tax purposes within the scope of mutual assistance between the two countries, and requires financial institutions in each country to (i) identify the accounts held or controlled by tax residents of the other country and (ii) provide annual information on such financial accounts to their Tax Authorities, who will exchange them with the Tax Authorities of the other country.

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

Law 10/2014 of June 26, 2014, on the regulation, supervision and solvency of credit institutions was published and came into force on June 28, 2014, except for certain specific provisions referring to Securities Market Law 24/1988 of July 29, 1988 which are enforceable from October 31, 2014. Its main purpose is to complete the transposition (commenced by Royal Decree-Law 14/2013 of November 29, 2013 on urgent measures for the adaptation of Spanish law to EU supervisory and solvency regulations for financial institutions) of Directive 2013/36/EU of the European Parliament and of the Council of June 26, 2013. Inter alia, the Law 10/2014 regulates general aspects of the legal framework governing access to the status of credit institution; the functioning of its governing bodies, and the supervisory and disciplinary instruments that the authorities are to use. The Law 10/2014 is subdivided into the following main sections:

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

b) Solvency of Credit institutions: Although the regulations on solvency are determined by Regulation (EU) No 575/2013 of June 26, 2013, which has already been in force since January 1, 2014, the Law 10/2014 includes the provisions on the matters which are to be included in Spanish legislation. These include credit institutions’ self-assessment of their capital relative to the risks they assume, to ensure that they have in place sound, effective and comprehensive strategies and processes to continuously assess and maintain the amounts, types and distribution of internal capital that they consider adequate to cover the nature and level of the risks to which they are or might be exposed. Additionally, it sets out a series of requirements additional to those for Common Equity Tier 1 – the so-called capital buffers –which allow supervisors to demand higher levels of capital than those established in Regulation (EU) No 575/2013 of June 26, 2013. Specifically, five types of buffers are defined:

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

Royal Decree 84/2015, of February 13, 2015, implementing Law 10/2014, of June 26, 2014, on the regulation, supervision and solvency of credit institutions, was published on February 14, 2015. The Royal Decree has two basic aims: firstly, to complete the transposition into Spanish legislation of European Directive 2013/36 of the European Parliament and of the Council of June 26, 2013, which forms part of the CRR/CRD IV package of legislation on credit institutions’ solvency and which adapts and implements the Basel III accords in EU legislation; and its second goal is to consolidate and systematize previously dispersed Spanish banking legislation in a single text, adapting it to the requirements deriving from the implementation of the Single Supervisory Mechanism (SSM) in November 2014. In addition to this, Circular 2/2016, of February 2, 2016, on supervision and solvency, completing the adaptation of the Spanish law to the Directive 2013/36/EU and to the Regulation EU 575/2013.

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

Laws 26/2014 and 27/2014, of November 27, 2014 modify important Spanish tax laws. This new legislation will generally come into force on January 1, 2015, though it includes some transitory regimes. Some of the main tax amendments are summarized below:

(a)	Corporate income tax:

•	The general corporate income tax rate is reduced from 30% to 28% in 2015 and to 25% in 2016 and onwards. The tax rate applicable to credit institutions will remain at 30%.

•	Tax Losses can be carried forward indefinitely (previously only 18 years) but with an annual quantitative limit of 70% of the positive taxable base (prior to the application of the capitalization reserve taxable reduction), for tax years starting in 2017 (60% limit applies to tax years starting in 2016), with a minimum threshold of €1 million. For 2015 the limitation stood at 50% or 25% of the company’s taxable base if its turnover in the previous tax year exceeded €20 million or €60 million respectively. The right of the tax authorities to audit tax losses carry-forwards is established for 10 years (the ordinary statute of limitations period remains 4 years).

•	The participation exemption regime is introduced for dividends and capital gains derived from both Spanish resident and non-Spanish resident subsidiaries, with the following requirements: (i) a minimum ownership percentage of 5% or a cost acquisition of €20 million and one-year minimum holding period in the subsidiary; (ii) for foreign subsidiaries only, if they are not resident in a tax treaty country, a minimum level of nominal taxation of 10% under a foreign corporate tax system similar to the Spanish corporate income tax. This regime will not apply where the distributed dividends generated a tax deductible expense in the entity paying the dividend, or if the participation is held in a company resident in a tax haven.

•	Withholding taxes are generally reduced from 21% to 19% as from 2016 (20% for tax year 2015).

•	The Tax credit for reinvestment of extraordinary profits is abolished. Instead, companies subject to the general tax rate may annually reduce their taxable base to an amount equal to 10% of the increase of their net equity during a given year, provided a special reserve is booked for the same amount, non-disposable for at least 5 years.

•	The Group taxation regime scope of application is extended to Spanish subsidiaries held indirectly through a foreign intermediary company and Spanish subsidiaries of a common foreign parent company. In addition to the requirement of a 75% participation in the subsidiary (70% for listed subsidiaries), the new Law also requires a minimum of 50% of the voting rights.

•	The impairment of tangible fixed assets, real estate investments, intangible fixed assets (including goodwill), securities representing a capital or equity shareholding in an entity and debt securities will be nondeductible for tax purposes. Losses derived from these items will be deductible only where transferred to unrelated third parties or when actually charged-off from the balance sheet.

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

(b)	Non-resident income tax:

•	The withholding tax applicable to dividends, interest and capital gains is reduced to 19% as from January 1, 2016 (20% for tax year 2015). The general withholding tax rate is also reduced to 19% as from January 1, 2016 (20% for tax year 2015) for income obtained by residents in EU or European Economic Area (EEA) countries with which an effective exchange of information exists.

•	The annual exemption of €1,500 on dividends obtained by certain non-resident individuals is abolished.

(c)	Personal income tax:

•	Tax rates have being decreased from January 1, 2015, with further reductions from 2016, but several exemptions, deductions and rebates have been reduced. Tax rates band for savings income (dividends, interest and capital gains –including short term capital gains previously included as part of the general income-) is 20 to 24% for 2015 and 19 to 23% from 2016 onwards, and for general income 20 to 47% for 2015 and 19 to 45% from 2016 onwards, though the final tax rate will depend on the tax scale approved by the region (“Comunidad Autónoma”) where the taxpayer is resident.

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

Law 36/2014 of December 26, 2014 on the State Budget for 2015 was published on December 30, 2014. The Spanish Minister for Economic Affairs and Competitiveness was authorized to increase the outstanding balance of State debt in 2015 by up to €49,503 million with respect to its level at the start of the year (the limit set in the last budget was €72,958 million). This limit may be exceeded during the course of the year upon the authorization of the Minister for Economic Affairs and Competitiveness. A number of circumstances were established in which it will be automatically reviewed. In accordance with Law 9/2012 of November 14, 2012 on restructuring and resolution of credit institutions, during the 2015 budget year the FROB’s borrowed funds must not exceed €22 billion (€63.5 billion was the limit set in the last budget). With regard to government guarantees, the limit on the total guarantees granted by the State and other government agencies is €3.5 billion (the limit set in the last budget was €3.725 billion). Of this amount, €3 billion (the same amount as envisaged in previous budgets) will be earmarked to guarantee fixed-income securities issued by securitization SPVs, designed to improve the financing of businesses’ productive activity. To set up these securitization SPVs, the credit institutions concerned must transfer loans and credits granted to all types of non-financial firms located in Spain, of which at least 50% must have been granted to SMEs and 25% must be short-term (for less than one year). The liquidity obtained through the securitization must be reinvested by the credit institutions concerned in loans or credits granted to the types of firms indicated above, of which at least 80% must be SMEs. At least half of the reinvestment must take place within one year from when this liquidity is obtained. Under personal income tax, compensation is maintained for the loss of tax benefits affecting the recipients of certain income from capital produced over a period of more than two years in 2014, as was the case under the Personal Income Tax Law approved by Royal Legislative Decree 3/2004 of March 5, 2004, that remained in force until December 31, 2006. In the case of venture capital funds, an exemption is established for all transactions subject to tax under the corporate transactions heading, in order to align their treatment with that of mortgage securitization SPVs and financial instrument securitization SPVs. In accordance with ECB regulations, the budget law authorized the Bank of Spain to entrust the production of its share of euro banknotes to a public corporation in which it has a controlling interest, and whose sole corporate purpose is the production of such State budget for 2015.

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

Law 36/2014 of December 26, 2014 on the State Budget for 2015 authorized the Minister for Economic Affairs and Competitiveness to increase State debt for 2015, with the limitation that the outstanding balance at the end of the year may not exceed that on January 1, 2015 by more than €49.5 million (the previous year’s limit was €73 billion).

Royal Decree 83/2015, of February 13, 2015, amending Royal Decree 1082/2012 of July 13, 2012, approved the implementing Regulations of Law 35/2003 of 4 November 2012, on Collective Investment Institutions (CIIs). The royal decree’s objectives include: 1) completing the transposition of Directive 2011/61/ EU of the European Parliament and of the Council of June 8, 2011 on Alternative Investment Fund Managers (AIFMs); 2) integrating the regulations on depositaries, to improve their consistency, make them more systematic and compliant with the applicable delegated regulation; and 3) incorporate into Spanish legislation the various aspects that reflect the permanent evolution and development of the collective investment market in Spain.

Royal Decree-Law 1/2015, February 27, 2015, which came into force on March 1, 2015, on the second-opportunity mechanism, reduction of financial burden, and other social measures, establishes a debt-relief system for natural persons in the framework of bankruptcy proceedings which rests on two fundamental pillars: that the debtor is in good faith and that his or her assets have been liquidated or the bankruptcy proceedings deemed concluded due to insufficient assets. The royal decree also introduced certain amendments to Royal Decree-Law 6/2012, March 9, 2012, on urgent measures to protect mortgage debtors without resources. Thus, in relation to the code of good practice for mortgage debtors, the subjective scope was expanded, raising the annual ceiling for beneficiary families, which is calculated based on the annual multipurpose income indicator (IPREM) in fourteen monthly payments, including as a new situation of special vulnerability that the debtor be aged over 60 –although not meeting the requirements to be considered a household– and a new form of calculating the price limit of the immovable property acquired. Additionally, floor clauses in the contracts of debtors on the new exclusion threshold were rendered definitively inapplicable. Law 1/2013 of May 14, 2013 on measures to strengthen the protection of mortgagors, debt restructuring, and rented social housing was also amended by the Royal Decree-Law 1/2015, to extend from two to four years the suspension of evictions when judicial or out-of-court foreclosure awards the creditor, or person acting in the creditor’s name, the principal residence of persons in situations of particular vulnerability and in the economic situations envisaged in the aforementioned law. This extension began with the entry into force of the law, such that it will end on May 15, 2017. Changes introduced by the Royal Decree-Law 1/2015 in Law 35/2006 of November 28, 2006 on personal income tax and partially amending the corporate income tax, non-resident income tax and wealth tax laws included the inclusion of an additional provision establishing the tax exemption of income received by debtors as a consequence of settlements and lieu in payment of debts established in: 1) a court-approved agreement; 2) a court-endorsed refinancing agreement; 3) an out-of-court payment agreement; or 4) as a result of cancellation of outstanding liabilities, provided that the debts do not arise out of business activities.

Law 25/2015 of July 28, on the second chance mechanism, reduction of financial burden, and other social measures, and which came into force on July 30, 2015, has been used to introduce certain amendments to Royal-Decree Law 1/2015 of February 27, 2015. These include improvements to the code of good practice introduced by Royal Decree-Law 6/2012 of March 9, 201224 on urgent measures to protect mortgage debtors without resources. The code’s scope of application has been broadened by increasing the annual income limit for beneficiary families, calculated based on the annual 14-monthly payment Multi-Purpose Public Income Index (IPREM), including as a new case of special vulnerability the fact that the mortgagor is aged over 60, and introducing a new calculation of the limit on the price of properties acquired. Additionally, floor clauses in the contracts of debtors on the new exclusion threshold have been rendered definitively inapplicable.

Law 2/2015, of March 30, 2015 on the desindexation of the Spanish economy was published on 1 April 2015 aiming at establishing a regime based on the principle that monetary values are not revised in line with price indices or formulas containing them, except in those cases where such a revision is indispensable. The Law applies to: 1) revisions of any monetary value which the public sector has a role in determining, including all items subject to revision in the existing legislation, including, inter alia, prices of public contracts, levies, regulated prices and charges, subsidies, benefits, assistance, fines and penalties, or reference values; and 2) periodic or non-periodic reviews of income from rural and urban leases, consideration for service leasing agreements, supplies, and annuities or monetary values in any other contract between private individuals. The Law’s scope does not include: 1) collective wage bargaining; 2) pension revisions, revaluations or updates; and 3) financial instruments envisaged in Law 24/1988, July 28, 1988, such as negotiable securities and derivatives.

Law 11/2015 of June 18, 2015 on the recovery and resolution of credit institutions and of investment firms, which entered into force on June 20, 2015, transposes a very important part of European Union law into Spanish law in respect of the recovery and resolution mechanisms for credit institutions and investment firms. It further assumes many of the provisions of Law 9/2012 of November 14, 2012 on the restructuring and resolution of credit institutions, which it partially repeals. The regime set in place by the Law 11/2015 constitutes a special and full administrative procedure that seeks to ensure maximum speed in the intervention of the institution so as to provide for the continuity of its core functions, while minimizing the impact of its non-viability on the economic system and on public resources. The supervisory and resolution-related functions are separated, such that supervision and resolution functions in the pre-emptive phase are entrusted to the Bank of Spain for credit institutions and to the Spanish National Securities Market Commission (CNMV) for

Investment Firms. Functions shall be exercised by each of these authorities through internal operationally independent bodies. Resolution functions in the enforcement phase are assigned to the Fund for the Orderly Restructuring of the Banking Sector (FROB). The early intervention phase is reinforced and the pre-emptive resolution phase is developed, given that all institutions, and not only non-viable ones, must have recovery and resolution plans. One new aspect involves the regulation of internal recapitalization as a resolution instrument conceived as a “bail-in” arrangement (the absorption of losses by the shareholders and by the creditors of the institution under resolution). The bail-in is effective since January 1, 2016. A National Resolution Fund (NRF) financed by the institutions themselves is also created with the end-purpose to finance the resolution measures executed by the FROB, which will oversee its management and administration.

Royal Decree 1012/2015, of November 6, 2015 was published, implementing Law 11/2015 on recovering and resolution of credit institutions and investment firms, amending Royal Decree 2606/1996 of December 20, 1996 on deposit guarantee funds. The royal decree came into force on November 8, 2015, and will be applied in a way that is compatible with European legislation on resolution, in particular the SRM Regulation. The circumstances determining when an entity may require the establishment and application of the obligations, requirements and resolution instruments envisaged in Law 11/2015 are defined, together with the general criteria for the establishment of simplified obligations and exemptions for particular entities when preparing their recovery plans, and when the resolution authority designs resolution plans. Detailed regulations are also set out for the manner in which entities are to be valued by an independent expert appointed by the Fund for Orderly Restructuring of the Banking Sector (FROB) prior to the adoption of any resolution measures. The quantitative and qualitative indicators these plans are to include, in accordance with the provisions of Law 11/2015 are also specified, and must include, at least, capital, liquidity, asset quality and profitability indicators, and macroeconomic, market, and other indicators that are relevant to evaluating the entity’s financial situation. The regulations are defined for certain aspects of the redemption and conversion of capital instruments and internal recapitalization, in particular: 1) the determination of the minimum requirement for capital and eligible liabilities; 2) the valuation of liabilities arising from financial derivatives; and 3) the conditions for the conversion and redemption of capital instruments. Other changes introduced by the Royal Decree 1012/2005 include: 1) its scope is extended, in certain cases, to other types of legal persons forming part of an entity’s group, such as financial holding companies, mixed-activity financial holding companies, and mixed-activity holding companies, and 2) the regulations on the rules for the management, settlement and collection of the levy to which entities are subject in order to meet the administrative costs of the FROB, as the resolution authority, are defined.

Royal Decree 1012/2015 amends Royal Decree 2606/1996 of December 20, on the Credit Institution Deposit Guarantee Fund (“DGF”) in order to implement the changes introduced by Law 11/2015 in Royal Decree Law 16/2011 of October 14, which created the DGF. This completes the transposition of Directive 2014/49/EU of the European Parliament and of the Council of April 16, 2014 on deposit-guarantee schemes. The modifications introduced require the updating of the information that entities and branches belonging to the DGF are to provide to the Bank of Spain for the purposes of calculating contributions. The Royal Decree introduces a change in the calculation basis for contributions to the DGF new deposit guarantee compartment. Thus, the basis for the calculation of contributions, following the provisions of Directive 2014/49/EU, will not be determined by the total volume of deposits eligible for coverage by the DGF, but only by their effectively guaranteed amount. Institutions and branches that belong to the DGF are to submit quarterly (previously this was annually) to the Bank of Spain a statement of «Information for the determination of the basis of calculation of contributions to the Deposit Guarantee Fund» with data referring to the end of the relevant quarter. The Bank of Spain will then forward to the DGF the information from the statements received from each of the entities that is necessary to comply with its obligations, and the aggregated data. The Royal Decree also introduces obligations upon credit institutions to inform their depositors and actual and potential investors so they are able to identify the DGF to which the entity belongs. The Royal Decree defines the rules for the DGF’s cooperation with deposit guarantee schemes in other European Union Member States, in particular, as regards the reimbursement of deposits at branches operating outside their home country. Thus, forexample, the DGF will make payments to depositors at branches of credit institutions of other European Union Member States established in Spain on behalf of the deposit guarantee scheme of the European Union Member State of origin, and vice versa.

Royal Decree 358/2015, of May 8, amending Royal Decree 217/2008 of February 15, 2008 on the legal framework governing investment firms and other institutions providing investment services, and partially amending the implementing regulations of Collective Investment Institutions Law 35/2003 of November 4, 2003, approved by Royal Decree 1309/2005 of November 4, 2005, was published and came into force on 10 May 2015. The Royal Decree has two essential aims: to complete the transposition into Spanish law of European Directive 2013/36/EU of the European Parliament and of the Council of June 26, 2013; and to transform Royal Decree 217/2008 into the main set of implementing regulations governing the regulation, supervision and solvency of investment firms. Besides establishing a significant reduction in the minimum share capital required of investment firms, the Royal Decree places more emphasis on the suitability requirements for board members, managers and similar officers and for persons holding internal control functions or key posts for the day-to-day running of the business of investment firms, in similar terms to those required of credit institutions. In the case of remuneration policy, it implements the legislation introduced by Law 10/2014 that also applies to credit institutions. The Royal Decree also implements the internal capital adequacy assessment process envisaged in the referred Law 10/2014. The ICAAP strategies and procedures needs to be summarized in an annual internal capital adequacy assessment report, to be submitted to the Spanish CNMV by April 30 of each year, or earlier if so established by the latter. The Royal Decree also describes the objective and subjective scope of the supervisory function of the CNMV, the cooperation arrangements among the supervisory authorities and the reporting and disclosure requirements on similar terms to those established in Royal Decree 84/2015 for credit institutions.

Law 5/2015 of April 27, 2015, on the promotion of business financing, establishes a new legal regime for credit financial intermediaries. In addition, the Law regulates two types of hybrid institutions: 1) firms that intend to become CFIs and, in turn, to provide payment services, which will be considered hybrid payment institutions; and 2) firms that intend to become CFIs and, in turn, to issue electronic money, which will be considered hybrid electronic money institutions. Both will have to be specifically authorized to pursue their respective activities by the Minister for Economic Affairs and Competitiveness, following a report from the Bank of Spain and from the Executive Service of the Commission for the Prevention of Money Laundering and Monetary Offences (SEPBLAC) on matters within their respective remit. The Law groups asset securitization vehicles and mortgage securitization vehicles in a single legal category and also amends the Spanish Securities Market Law 24/1988, of July 28, to encourage companies to move from multilateral trading facilities (MTFs) to official secondary markets, easing some of the requirements for a transitional period of two years. Specifically, companies will not be required to release and disseminate the second half-yearly financial report and the interim management statement. It also regulates, for the first time, the legal regime for crowdfunding platforms. To that end, these platforms must be authorized by and registered with the Spanish CNMV, restricting the activity to authorized institutions so as to safeguard financial stability, combining, therefore, the principles of necessity and proportionality envisaged in Law 20/2013 of December 9 on market unity.

Royal Decree-Law 6/2015 of May 14, amending Film Industry Law 55/2007 of December 28, 2007, granting several extraordinary loans and supplementary funding in the State budget and adopting other tax measures, was published on May 15, 2015. Law 35/2006 of November 28, 2006 on personal income tax and partially amending the corporate income tax, non-resident income tax and wealth tax laws, is amended, establishing, in certain cases, improvements in the tax treatment of taxpayers affected by mis-selling of subordinated debt and preference shares. The new rules apply to taxpayers that receive compensation, on or after January 1, 2013, as a consequence of agreements reached with institutions that issued subordinated debt securities or preference shares and will affect: 1) that compensation; 2) any positive or negative income that may have been generated previously as a result of buy-back and subscription or exchange for other securities; and 3) income obtained on the sale of those securities. Lastly, holders of subordinated debt or preference shares whose contracts have been declared null and void by the courts may request that their personal income tax self-assessments be corrected and, where appropriate, may obtain a refund of any tax paid incorrectly on the returns obtained, even if the right to apply for that refund is statute-barred. Rectification of self-assessments will only affect returns obtained on subordinated debt and preference shares, and any tax withholdings made against those returns.

Royal Decree 633/2015 of July 10, 2015, amending the Personal Income Tax Regulations, was approved by Royal Decree 439/2007 of March 30, 2007, and the Nonresident Income Tax Regulations, was approved by Royal Decree 1776/2004 of July 30, 2004. Both Regulations develop the legislative changes of the Personal Income Tax Law and the Nonresident Income Tax Law introduced by Law 26/2014 of November 27, 2014.

Royal Decree 634/2015, of July 10, 2015, approving the new Corporate Income Tax Regulations adapts and updates the former regulations to the new Corporate Income Tax Law 2014, of November 7, 2014. Among other changes, the new Regulations introduce important developments in transfer pricing obligations, especially with the introduction of reporting obligations in the form of a country-by-country reporting (in line with the recommendations of the BEPS Plan of the OECD), and substantially change and extend general transfer pricing documentation requirements with related parties.

Royal Decree-Act 9/2015, of July 10, 2015, introduced measures to reduce the tax burden on personal income taxpayers and other urgent economic measures. Among other changes, this Royal Decree approves a new tax scale and tax rates for 2015, bringing forward to 2015 the second phase of the reduction in the tax rates initially scheduled for 2016, and is accompanied by a reduction in the relevant withholding rates starting on July 12, 2015.

Law 20/2015 of July 14, on the organization, supervision and solvency of insurance and reinsurance undertakings, came into force on January 1, 2016. The Law introduces some of the provisions of Directive

2009/138/EC of the European Parliament and of the Council of November 25, 2009, on the taking-up and pursuit of the business of Insurance and Reinsurance (Solvency II), which require incorporation through a rule with the status of law. The remainder of the provisions of this Directive will be transposed into Spanish legislation by means of a regulation, which will also implement some of the provisions of this Law, without prejudice to the implementing measures that may be stipulated by the European Commission. The purpose is the regulation and supervision of the insurance and reinsurance business, including the conditions for taking up and pursuing this business, and the rules on solvency, reorganization and winding up of entities, in order to protect the rights of policy holders, insured parties and beneficiaries, and to promote the appropriate degree of transparency and proper development of the insurance business. The main changes the Law introduces are: a) In relation to the conditions for the pursuit of the business, persons exercising effective control over insurance undertakings and controlling entities of groups of insurance undertakings shall be required, inter alia, to meet the conditions of good repute, and necessary professional qualifications and experience; b) the requirement for entities to have an effective system of governance (one of the new features introduced by the Solvency II Directive), which recognizes that some risks can only be duly taken into consideration through requirements for entities’ governance and rather than by means of quantitative requirements; c) two levels of solvency capital requirements are established: one, obligatory solvency capital, varying as a function of the risk assumed by the entity and based on a prospective calculation, and the other, the minimum obligatory capital, configured as a minimum level of security below which the entity’s financial resources must never drop; d) As regards supervision, insurance and reinsurance undertakings considered individually constitute an essential element of supervision; e) The law specifies the concept of a specially privileged creditor under an insurance contract in the event of an entity’s being wound up, and confers upon members of mutual and cooperative insurance societies the same rights as partners in capital companies, in particular the right to information and a share of the assets resulting from the liquidation; and f) The types of infringers under the infringements and penalties regime are adjusted to the new requirements for the taking-up and pursuit of the business. The limits to the financial penalties are defined more precisely and more details of disciplinary proceedings are set out.

Law 22/2015 of July 20, 2015 on Statutory Audits was published, and is due to come into force on June 17, 2016. The main purpose of the Law is to adapt Spanish legislation to the changes introduced by Directive 2014/56/EU of the European Parliament and of the Council of April 16, 2014, amending Directive 2006/43/EC of the European Parliament and of the Council of May 17, 2006 on statutory audits of annual accounts and consolidated accounts, on those points where there were divergences. Also, as regards the auditors of public-interest entities, supplementary provisions to Regulation 537/2014 of April 16, 2014 on specific requirements regarding statutory audit of public-interest entities and repealing Commission Decision 2005/909/EC have been included.

Law 34/2015, of September 21, 2015, partially amends General Taxation Law 58/2003, of December 17, 2003, with the intention to bolster the legal certainty of taxpayers and tax authorities, reduce the potential for litigation, prevent tax fraud and increase the efficiency of tax management, inspection and collection by the tax authorities. Among other changes this reform introduces the penalties and infringements regime regarding the implementation of the regulations approved for the automatic exchange of tax information between states (FATCA, Common Reporting Standard), which includes the obligation to block any improperly identified financial account within 90 days of the date on which the application to open the account was submitted.

Royal Decree-Law 11/2015 of October 2 was published, regulating the withdrawal of cash from ATMs, coming into force on the day of its publication. Its main objective is to avoid those cases in which, as well as being obliged to pay a fee to the card issuing entity for withdrawing cash from a cash dispenser (ATM), the customer is also obliged to pay another fee to the owner of the ATM as a consequence of this withdrawal. The Royal Decree-Law establishes that, in the case of a cash withdrawal using a card, the ATM owner may not charge any amount whatsoever to customers of other entities, but may demand a fee from the card issuer. For its part, the card issuer may not charge its customers a fee higher than that the ATM owner charges the card issuer, nor may it charge any additional sums for any other items. Within the foregoing limit, the amount to be charged will be that freely determined in the contract between the card issuer and its customers. Issuers may charge an additional amount for cash withdrawals, but under no circumstances may this be more than customers are charged for withdrawing cash on credit from the issuer’s own ATMs.

Royal Decree 877/2015 of October 2 implementing Law 26/2013 of December 27, 2013 on savings banks and banking foundations, regulating the reserve fund to be constituted by certain banking foundations, came into force on October 4, 2015. In addition to this, the Ministerial Order ECC/2575/2015 of November 30, determining the content, structure and publication requirements of the annual corporate governance report, and establishing the accounting requirements for banking foundations, and Circular of Bank of Spain 6/2015 of November 17 on certain aspects of the corporate governance and remunerations reports of savings banks that do not issue securities admitted to trading on official securities markets, and on obligations of banking foundations deriving from their holdings in credit institutions, were published. The referred Ministerial Order and Circular came into force on December 5, 2015 and November 21, 2015 respectively.

Royal Decree 878/2015 of October 2, on clearing, settlement and registration of traded securities represented as book entries, on the legal framework for central securities depositaries and central counterparties, and the transparency requirements for issuers of securities admitted to trading on an official secondary market, came into force on February 3, 2016. The Royal Decree continues the transposition of European legislation, inter alia, on the system for the clearing, settlement and registration of securities begun by Law 32/2011 of October 4, amending Law 24/1988 of July 28, 1988 on the Securities Market, and certain minor changes introduced by Law 11/2015 of June 18, on the recovery and resolution of credit institutions and of Investment Firms. Furthermore, it also completes the transposition into Spanish legislation of Directive 2013/50/EU of the European Parliament and of the Council of October 22 on transparency and information requirements in relation to issuers, begun by Law 11/2015. The main regulatory changes are as follows: a) the same system of book entries established in Royal Decree 116/1992 of February 14 on representation of securities by means of book entries and clearing and settlement of stock market transactions has essentially been left unchanged; the amendments refer to adjustments made by the first final provision of Law 11/2015 in relation to the reversibility of the representation of securities by means of book entries, which must be authorized by the Spanish CNMV; b) one of the main pillars on which the reform of the securities clearing, settlement and registration system is based is the substitution of the current equity registration system, based on registry references, by a system based only on securities balances, and the establishing of alternative control procedures. The legal and economic framework for central counterparties and other central securities depositaries has also been implemented. The members of the boards of directors of central counterparties and central securities depositaries, and their managing directors and other similar officers, must obtain prior authorization from the Spanish CNMV, for the purposes of verification of compliance with the applicable legal rules, and in particular, that the persons concerned comply with the reputation and experience requirements laid down in Regulation (EU) No 648/2012 of July 4, 2012 and Regulation (EU) No 909/2014 of July 23, 2014; c) the Royal Decree also introduces a series of amendments to Royal Decree 1362/2007 of October 19, implementing the Securities Market Law in relation to the transparency requirements concerning information on issuers whose securities are admitted to trading on an official secondary market or any other regulated market in the European Union.

Law 48/2015 of October 29, on the State Budget for 2016 was published, and the key points from the fiscal and financial regulatory viewpoint are a) that the Minister of Economic Affairs and Competitiveness has been authorized to increase the outstanding balance of state debt in 2016 by up to €52.9bn from its level at the start of the year (the limit set in the previous budget was €49.5bn); b) in the case of personal income tax, that as of January 1, 2016 the maximum deduction applicable for health insurance premiums when the insured person is disabled has been raised from €500 to €1500; and c) that two main changes have been made affecting corporation tax: Firstly, as of July 1, 2016 the way in which the tax incentive allowing the income from certain intangible assets to be reduced is calculated has been changed in order to align it with European and OECD standards; and secondly, in relation to the conversion of certain deferred tax assets into a credit vis-à-vis the tax authorities, as of January 1, 2016 new conditions have been established for deferred tax assets arising to acquire the right of conversion. In addition to the above, other financial measures reduced the legal interest rate and the late-payment interest rate from 3.5% to 3% and from 4.375% to 3.75%, respectively.

Royal Decree 1021/2015, of November 13, 2015 establishes from January 1, 2016, the obligation for financial institutions to identify the tax residence of persons who hold or control certain financial accounts and to provide certain information concerning them to the Tax Authorities which could share it with Tax Authorities of other countries in the area of Mutual Assistance agreements. This Royal Decree incorporates into Spanish legislation the rules on reporting and due diligence procedures established in Directive 2011/16/EU (amended by Directive 2014/107/EU as regards mandatory automatic exchange of information in the field of taxation) and the Multilateral Competent Authority Agreement on Automatic Exchange of Financial Account Information (the “Agreement” published in Spain in August 13, 2015), within the scope of what is commonly known as the OECD Common Reporting Standard (CRS). As a result of this legislation, Spanish financial institutions will be obliged to supply to the Spanish Tax Authorities certain information regarding their customers resident in the European Union or in any other country with which Spain has an Agreement in effect, for the first time in 2017, regarding the information of year 2016.

Royal Decree 1060/2015 of November 20, on the organization, supervision and solvency of insurance and reinsurance undertakings was published. The Royal Decree implements Law 20/2015 of July 14, 2015 on the organization, supervision and solvency of insurance and reinsurance undertakings, and completes the transposition of the Solvency II Directive, also known as the Omnibus II Directive, begun by the referred Law 20/2015. Aspects such as the procedure for application and approval, documentation to provide, or the effects of authorization are regulated in detail. These points include in particular the fact that authorization granted to a Spanish insurance and reinsurance undertaking to operate in Spain means that it can also do so throughout the

European Union (known as the single license or community passport). The general requirements that the system of governance must meet in order to ensure a sound and prudent management of the activity were established, as have the requirements that partners holding significant shareholdings in the undertaking and those exercising effective management or key roles within the system of governance be fit and proper. A new solvency regime has also been put in place, establishing the rules for the correct calculation of technical provisions, the determination, classification and eligibility of capital, and the calculation of obligatory solvency capital, using both the standard formula and by means of internal models.

On November 5, 2015, Spain’s Official State Gazette published Order ECC/2316/2015 of November 4 on information obligations and the classification of financial products, which entered into force on February 5, 2016. The order introduces information and classification obligations that must be fulfilled by entities that market certain financial products or render investment services. The aim of the order is to ensure that retail clients are provided with pre-contractual documentation that follows a standardized format and includes an indicator of the product’s level of risk. This documentation must be provided for products to which the Order applies and is additional to that which must be provided pursuant to the legislation currently in force. The order applies to the following financial products: a) Financial instruments included in article 2.1 of the Securities Market Law; b) bank deposits, including, among others, sight, savings and term deposits; c) life insurance products with a savings element, including assured savings plans; d) individual and group pension plans.

On December 17, 2015, Spain and Mexico signed a new tax protocol amending the current Tax Treaty, which must be ratified by both countries and will enter into force three months following the later of the dates on which any of the countries give notice that their internal procedures for entry into force have been fulfilled. Among the most significant changes included by the protocol in the Tax Treaty, the Tax Treaty provides for a general 10% dividend withholding tax reduced to 0% for dividends derived from “qualifying participations” (i.e., more than 10% direct participation in the share capital of the paying entity) and pension funds, a reduction of the withholding tax on interest from 15% to 10% (4.9% for financial institutions), and a reduction of the tax rate applicable to capital gains derived from the transfer of shares from 25% to 10% (0% if derived for financial or insurance institutions or pension funds, or for listed shares).

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

The following activities are disclosed in response to Section 13(r) with respect to affiliates of Santander UK within the Group. During the period covered by this annual report:

(a) Santander UK holds frozen savings accounts and one current account for two customers resident in the U.K. who are currently designated by the U.S. for terrorism. The accounts held by each customer were blocked after the customer’s designation and have remained blocked and dormant throughout 2015. Revenue generated by Santander UK on these accounts is negligible.

(b) An Iranian national, resident in the U.K., who is currently designated by the U.S. under the Iranian Financial Sanctions Regulations and the Non-Proliferation of Weapons of Mass Destruction (“NPWMD”) designation, holds a mortgage with Santander UK that was issued prior to any such designation. No further drawdown has been made (or would be allowed) under this mortgage although we continue to receive repayment instalments. In 2015, total revenue in connection with the mortgage was approximately £3,876 while net profits were negligible relative to the overall profits of Santander UK. Santander UK does not intend to enter into any new relationships with this customer, and any disbursements will only be made in accordance with applicable sanctions. The same Iranian national also holds two investment accounts with Santander ISA Managers Limited. The funds within both accounts are invested in the same portfolio fund. The accounts have remained frozen during 2015. The investment returns are being automatically reinvested, and no disbursements have been made to the customer. Total revenue for the Group in connection with the investment accounts was approximately £188 while net profits in 2015 were negligible relative to the overall profits of Banco Santander, S.A.

(c) During the third quarter of 2015 two additional Santander UK customers were designated. A UK national is designated by the U.S. under the Specially Designated Global Terrorist (“SDGT”) sanctions program and is on the U.S. Department of the Treasury’s Office of Foreign Assets Control’s Specially Designated Nationals and Blocked Persons (“SDN”) List. This customer holds a bank account which generated revenue of approximately £180 during the third and fourth quarter of 2015. The account is blocked. Net profits in the third and fourth quarter of 2015 in connection with this account were negligible relative to the overall profits of Banco Santander, S.A. A second UK national is designated by the U.S. under the SDGT sanctions program and is on the U.S. SDN List. No transactions were made in the third and fourth quarter of 2015 and his account is blocked and in arrears.

(d) In addition, during the fourth quarter of 2015, Santander UK has identified one additional customer. A UK national is designated by the U.S. under the SDGT sanctions program and is on the U.S. SDN List. The customer holds a bank account which generated negligible revenue during the fourth quarter of 2015. The account was closed during the fourth quarter of 2015. Net profits in the fourth quarter of 2015 were negligible relative to the overall profits of Banco Santander, S.A.

In addition, the Group has an outstanding legacy export credit facility with Bank Mellat, which was in the U.S. SDN List at December 31, 2015. In 2005 Banco Santander participated in a syndicated credit facility for Bank Mellat of €15.5 million, which matured on July 6, 2015. As of December 31, 2015, the Group was owed €0.3 million not paid at maturity under this credit facility and 95% covered by official export credit agencies.

Banco Santander has not been receiving payments from Bank Mellat under this or other credit facilities in recent years. Banco Santander has been and expects to continue to be repaid any amounts due by official export credit agencies. No funds have been extended by Santander under this facility since it was granted.

The Group also has certain legacy performance guarantees for the benefit of Bank Sepah and Bank Mellat (stand-by letters of credit to guarantee the obligations – either under tender documents or under contracting agreements – of contractors who participated in public bids in Iran) that were in place prior to April 27, 2007. However, should any of the contractors default in their obligations under the public bids, the Group would need prior approval from the Spanish Government to pay any amounts due to Bank Sepah or Bank Mellat pursuant to Council Regulation (EU) No. 2015/1861.

In the aggregate, all of the transactions described above resulted in approximately €15,000 gross revenues and approximately €77,000 net loss to the Group in 2015, all of which resulted from the performance of export credit agencies rather than any Iranian entity. The Group has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above. The Group is not contractually permitted to cancel these arrangements without either (i) paying the guaranteed amount – which payment would be subject to prior approval (in the case of the performance guarantees), or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits). As such, the Group intends to continue to provide the guarantees and hold these assets in accordance with company policy and applicable laws.

Dodd-Frank Act

On July 21, 2010, the United States enacted the Dodd-Frank Act, which provides a broad framework for significant regulatory changes that has already extended, and will continue to extend, to almost every area of U.S. financial regulation. Implementation of the Dodd-Frank Act requires further detailed rulemaking over several years by different U.S. regulators, including the Office of the Comptroller of the Currency (the “OCC”), the Federal Reserve Board, the Securities and Exchange Commission (the “SEC”), the Federal Deposit Insurance Corporation (the “FDIC”), the Commodity Futures Trading Commission (the “CFTC”) and the newly created Financial Stability Oversight Council (the “Council”) and Consumer Financial Protection Bureau (the “CFPB”), although uncertainty remains to some degree about the final details, timing and impact of the rules.

Within the Dodd-Frank Act, the Volcker Rule prohibits “banking entities” from engaging in certain forms of proprietary trading or from sponsoring, investing in, or entering into certain credit-related transactions with related, covered funds, in each case subject to certain exceptions. The Volcker Rule became effective in July 2012 and in December 2013 U.S. regulators issued final rules implementing the Volcker Rule. The statute and final rules also contain exclusions and certain exemptions for market-making, hedging, underwriting, trading in U.S. government and agency obligations as well as certain foreign government obligations, and trading solely outside the United States, and also permit certain ownership interests in certain types of funds to be retained. Banking entities such as the Bank must bring their activities and investments into compliance with the requirements of the Volcker Rule by the end of the conformance period applicable to each requirement. In general, all banking entities were required to conform to the requirements of the Volcker Rule, except for provisions related to certain funds, and to implement a compliance program by July 21, 2015. In December 2014, the Federal Reserve Board issued an order extending the Volcker Rule’s general conformance period until July 21, 2016 for investments in and relationships with covered funds and certain foreign funds that were in place on or prior to December 31, 2013 (“legacy covered funds”), and stated its intention to grant a final one-year extension of the general conformance period, to July 21, 2017, for banking entities to conform ownership interests in and relationships with legacy covered funds. This extension of the conformance period does not apply to the Volcker Rule’s prohibitions on proprietary trading and does not appear to apply to any investments in and relationships with covered funds put in place after December 31, 2013. We have assessed how the final rules implementing the Volcker Rule affect our businesses and have adopted the necessary measures to bring our activities into compliance with the rules. It is expected that our non-U.S. banking organizations, such as the Bank, will largely be able to continue their activities outside the United States in reliance on the “solely outside the U.S.” exemptions under the Volcker Rule and its implementing regulations.

The Dodd-Frank Act also provides regulators with authority to impose greater capital, leverage and liquidity requirements and other prudential standards, particularly for financial institutions that pose significant systemic risk. However, in imposing heightened capital, leverage, liquidity and other prudential standards on non-U.S. banks such as us, the Federal Reserve Board is directed to take into account the principle of national treatment and equality of competitive opportunity, and the extent to which the foreign bank is subject to comparable home country standards (although certain of our activities are or will be subject to the U.S. standards).

Pursuant to this authority, in February 2014, the Federal Reserve Board issued a final rule to enhance its supervision and regulation of the U.S. operations of foreign banking organizations (“FBOs”) such as us. Under this rule, FBOs with $50 billion or more in U.S. assets held outside of their U.S. branches and agencies (“Large FBOs”), are required to create a separately capitalized top-tier U.S. intermediate holding company (“IHC”) that will hold substantially all of the FBO’s U.S. bank and nonbank subsidiaries. These IHCs will be subject to U.S. risk-based and leverage capital, liquidity, risk management, stress testing and other enhanced prudential standards on a consolidated basis. The final rule also permits the Federal Reserve Board to apply the IHC requirement in a manner that takes into account the separate operations of multiple foreign banks that are owned by a single Large FBO. Although U.S. branches and agencies of a Large FBO will not be required to be held beneath an IHC, such branches and agencies will be subject to liquidity, and, if stress-test requirements are not met, certain asset maintenance requirements. Large FBOs generally will be required to establish IHCs and comply with the enhanced prudential standards beginning July 1, 2016. An IHC’s compliance with applicable U.S. leverage ratio requirements is generally delayed until January 1, 2018. FBOs that had $50 billion or more in non-branch/agency U.S. assets as of June 30, 2014, such as us, were required to submit an implementation plan by January 1, 2015 on how the FBO will comply with the IHC and other requirements. Enhanced prudential standards will apply to our top-tier U.S.-based bank holding companies beginning on January 1, 2015 until we form or designate an IHC and the IHC becomes subject to corresponding enhanced prudential standards. The Federal Reserve Board has stated that it will issue, at a later date, final rules to implement certain other enhanced prudential standards under the Dodd-Frank Act for large bank holding companies and large FBOs, including an early remediation framework.

As part of the implementation of enhanced prudential standards under the Dodd-Frank Act, the Federal Reserve proposed on March 4, 2016 a rule implementing single-counterparty credit limits for large bank holding companies and Large FBOs with respect to their combined U.S. operations. The proposed rule would apply both to Santander Holdings USA and to the combined U.S. operations of Banco Santander with different levels of stringency. Santander Holdings USA’s credit exposure to any single counterparty would be limited to 25 percent of its eligible capital base, while Banco Santander’s credit exposures with respect to its combined U.S. operations would be limited to 25 percent of its Tier 1 capital for most counterparties or 15 percent of Tier 1 capital for counterparties that are G-SIBs and certain other large financial institutions. The proposed rule would also require Santander Holdings USA and Banco Santander to aggregate exposure between counterparties that are economically interdependent or in the presence of certain control relationships.

U.S. regulators will also be able to restrict the size and growth of systemically significant non-bank financial companies and large interconnected bank holding companies. In addition, a bank holding company will become subject to a bright-line debt-to-equity ratio limit if the Council determines the company poses a grave threat to U.S. financial stability.

Furthermore, the Dodd-Frank Act provides for an extensive framework for the regulation of OTC derivatives, including mandatory clearing, trading through electronic platforms and transaction reporting of certain OTC derivatives. Entities that are swap dealers, security-based swap dealers, major swap participants or major security-based swap participants are required to register with the CFTC or the SEC, or both, and are or will be subject to new capital, margin, business conduct, recordkeeping, clearing, execution, reporting and other requirements. Banco Santander, S.A. and Abbey National Treasury Services plc became provisionally registered as swap dealers with the CFTC on July 8, 2013 and November 4, 2013, respectively. In addition, we may register one more subsidiary as a swap dealer with the CFTC. Although many significant regulations applicable to swap dealers are already in effect, some of the most important rules, such as margin requirements for uncleared swaps and capital rules for swap dealers, are not yet effective and we continue to assess how compliance with these new rules will affect our business.

The Dodd-Frank Act removed, effective in July 2011, a longstanding prohibition on the payment of interest on demand deposits by our FDIC-insured bank subsidiaries and our New York branch. The Dodd-Frank Act also requires that the lending limits applicable to Santander Bank, Santander Puerto Rico, and our New York branch take into account credit exposure arising from derivative transactions, and that those applicable to Santander Bank and our New York branch also take into account securities borrowing and lending transactions and repurchase and reverse repurchase agreements with counterparties. The OCC has issued a final rule implementing the Dodd-Frank Act’s provisions relating to lending limits. Also, under the so-called swap “push-out” provisions of the Dodd-Frank Act, certain derivatives activities of FDIC-insured banks and U.S. branch offices of foreign banks (including our New York branch) were restricted or prohibited effective July 2015. In December 2014, the United States enacted an amendment to the swap “push-out” provision of the Dodd-Frank Act that significantly narrows the scope of derivatives subject to the restrictions or prohibitions, effectively limiting the provision to certain derivatives based on asset-backed securities.

In addition, Title I of the Dodd-Frank Act and the implementing regulations issued by the Federal Reserve Board and the FDIC require each bank holding company with assets of $50 billion or more, including us, to prepare and submit annually to the Federal Reserve Board and the FDIC a plan for the orderly resolution of our subsidiaries and operations that are domiciled in the United States in the event of future material financial distress or failure. In addition, each insured depository institution (“IDI”) with assets of $50 billion or more, such as Santander Bank, must submit a separate IDI resolution plan annually to the FDIC. The Title I and IDI plans each must include information on resolution strategy, major counterparties and interdependencies, among other things, and require substantial effort, time and cost to prepare. We submitted our most recent annual U.S. resolution plans in December 2015. The Title I plan resolution plan is subject to review by the Federal Reserve Board and the FDIC and the IDI plan is subject to review by the FDIC only. If the Federal Reserve Board and the FDIC jointly find a bank holding company’s Title I plan to be not credible, and the company fails to correct any deficiencies in a timely manner, the Federal Reserve Board and the FDIC may impose increased capital or liquidity requirements, restrictions on growth, activities or operations, or requirements to divest certain assets or operations.

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

Our U.S. Bank Holding Company Subsidiary

Certain of our U.S. banking and bank holding company subsidiaries, including Santander Holdings USA, our largest U.S. bank holding company subsidiary and future U.S. intermediate holding company (“IHC”), are subject to stress testing and capital planning requirements under regulations implementing the Dodd-Frank Act. In March 2014 and 2015, the Federal Reserve Board, as part of its Comprehensive Capital Analysis and Review (“CCAR”) process, objected on qualitative grounds to the capital plans submitted by Santander Holdings USA. In its 2015 public report on CCAR, the Federal Reserve Board cited widespread and critical deficiencies in Santander Holdings USA’s capital planning processes, including specific deficiencies in governance, internal controls, risk identification and risk management, management information systems, and supporting assumptions and analysis. As a result of the 2014 and 2015 CCAR objections, Santander Holdings USA is not permitted to make any capital distributions without the Federal Reserve Board’s approval, other than the continued payment of dividends on Santander Holdings USA’s outstanding class of preferred stock, until a new capital plan is approved by the Federal Reserve Board or the Federal Reserve Board approves the capital distribution. The deadline for Santander Holdings USA’s next capital plan submission was April 5, 2016. There is a risk that the Federal Reserve Board will object to Santander Holdings USA’s next capital plan.

The Group is in the process of enhancing management structures, including by making Santander Holdings USA a corporate center which oversees and supports all the Group’s activities in the United States. Recent actions taken to implement these enhancements include (i) reorganizing Santander Holdings USA’s board of directors, (ii) appointing a new country head, (iii) launching a Capital and Risk Transformation project, which aims to meet regulatory expectations by reinforcing risk management, finance and technology to better manage our businesses, and (iv) investing in technology to improve our internal controls, risk management and capital planning systems, which we believe will also produce better customer service quality.

On October 30, 2015, the Federal Reserve Board proposed a rule that would establish certain TLAC and long-term debt requirements in the U.S. generally consistent with the FSB’s international TLAC standard. The proposed U.S. TLAC rule would require, among other things, the U.S. IHCs of non-U.S. G-SIBs, including the Group’s future U.S. IHC, to maintain a minimum amount of internal TLAC and would separately require them to maintain a minimum amount of internal long-term debt. The terms “internal TLAC” and “internal long-term debt” refer to instruments that would be required to be issued internally within the banking group, from the IHC to a foreign parent entity. The proposed minimum amounts of internal TLAC and internal long-term debt vary depending on the home country resolution authority’s preferred resolution strategy. Under the proposed rule, the Group’s U.S. IHC, if it is treated as a resolution entity IHC under the proposed rule, would be required to maintain, on a fully phased-in basis by 2022, internal TLAC of at least 18% of risk-weighted assets (plus an internal TLAC buffer of an additional 2.5%), at least 6.75% of the Basel III leverage ratio denominator and at least 9% of average total consolidated assets, as well as internal long-term debt of at least 7% of risk-weighted assets, at least 3% of the Basel III leverage ratio denominator and at least 4% of average total consolidated assets. Internal long-term debt instruments would be subject to certain eligibility criteria, including issuance to a foreign parent entity (a non-U.S. entity that controls the IHC) and the inclusion of a contractual trigger allowing for, in limited circumstances, the cancellation of, or immediate conversion or exchange of the instrument into, common equity tier 1 capital upon an order by the Federal Reserve Board. As proposed, the internal TLAC requirements may be satisfied with a combination of eligible long-term debt instruments and tier 1 capital, whereas the internal long-term debt requirements would be required to be satisfied only with eligible long-term debt instruments. The proposed rule would also require internal TLAC to be contractually subordinated to ineligible debt instruments and prohibit the U.S. IHC from issuing any external short-term debt, issuing parent guarantees with certain impermissible cross-defaults, entering into any qualified financial contract with a third party, benefitting from upstream guarantees or issuing any instruments with certain setoff rights.

We are also subject to supervisory actions in the United States. Specifically, on September 15, 2014, Santander Holdings USA and the Federal Reserve Bank of Boston (“FRB Boston”) executed a written agreement relating to a subsidiary’s declaration and payment of dividends in the second quarter of 2014 without the Federal Reserve Board’s approval. Under this written agreement, Santander Holdings USA agreed to submit to the FRB Boston written procedures to strengthen board oversight of management regarding planned capital distributions by Santander Holdings USA and its subsidiaries. In addition, Santander Holdings USA agreed to subject future distributions to the prior written approval of Federal Reserve System and to take necessary actions to ensure that no such distributions are made without the Federal Reserve Board’s approval.

In addition, on July 2, 2015, Santander Holdings USA and the FRB Boston executed a second written agreement. Under the terms of this written agreement, Santander Holdings USA is required to make enhancements with respect to, among other matters, (1) board oversight, (2) risk management, (3) capital planning, and (4) liquidity risk management with respect to Santander Holdings USA as a consolidated organization. The Capital and Risk Transformation project described above is intended to address the provisions of this written agreement.

As a separate supervisory matter, U.S. bank regulatory agencies from time to time take supervisory actions under certain circumstances that restrict or limit a financial institution’s activities. In some instances, we are subject to significant legal restrictions on our ability to publicly disclose these actions or the full details of these actions. In addition, as part of the regular examination process, our U.S. banking and bank holding company subsidiaries’ regulators may advise our U.S. banking subsidiaries to operate under various restrictions as a prudential matter. The U.S. supervisory environment has become significantly more demanding and restrictive since the financial crisis of 2008. Currently, under the U.S. Bank Holding Company Act, we and our U.S. banking and bank holding company subsidiaries may not be able to engage in certain categories of new activities in the U.S. or acquire shares or control of other companies in the U.S. Any such actions or restrictions, if and in whatever manner imposed, could adversely affect our costs and revenues. Moreover, efforts to comply with any nonpublic supervisory actions or restrictions may require material investments in additional resources and systems, as well as a significant commitment of managerial time and attention. As a result, such supervisory actions or restrictions, if and in whatever manner imposed, could have a material adverse effect on our business and results of operations; and, in certain instances, we may be subject to significant legal restrictions on our ability to publicly disclose these matters or the full details of these actions.

Our New York branch

Our New York branch is licensed by the New York Superintendent of Financial Services to conduct a commercial banking business. Its activity is mainly focused on wholesale banking, providing lending, markets activity on rates and currencies derivatives and transactional services to corporate and institutional investors. Under the New York State Banking Law and regulations, our New York branch is required to maintain eligible high-quality assets with banks in the State of New York, as security for the protection of depositors and certain other creditors.

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

The European Monetary Union has had a significant effect upon foreign exchange and bond markets and has involved modification of the internal operations and systems of banks and of inter-bank payments systems. Since January 1, 1999, the start of Stage III, see “—Supervision and Regulation—Single Supervisory Mechanism, Bank of Spain and the European Central Bank,” Spanish monetary policy has been affected in several ways. The euro has become the national currency of the then fifteen participating countries and the exchange rates between the currencies of these countries were fixed to the euro. Additionally, the European System of Central Banks became the entity in charge of the European Union’s monetary policy.

C. Organizational structure.

Banco Santander, S.A. is the parent company of the Group which was comprised at December 31, 2015 of 782 companies that consolidate by the global integration method. In addition, there were 216 companies that were accounted for by the equity method.

See Exhibits I, II and III to our consolidated financial statements included in this Form 20-F for details of our consolidated and non-consolidated companies.

D. Property, plant and equipment.

During 2015, the Bank and its banking subsidiaries either leased or owned premises in Spain and abroad, which at December 31, 2015 included 3,530 branches offices in Spain and 9,500 abroad. These figures include traditional branches and banking services points but do not include electronic service points. See note 16 to our consolidated financial statements.

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

The fixed income asset class includes basic instruments such as interest rate forwards, interest rate swaps and cross currency swaps, which are valued using the net present value of the estimated future cash flows discounted taking into account basis swap and cross currency spreads determined on the basis of the payment frequency and currency of each leg of the derivative. Vanilla options, including caps, floors and swaptions, are priced using the Black-Scholes model, which is one of the benchmark industry models. More exotic derivatives are priced using more complex models which are generally accepted as standard across institutions.

These pricing models are fed with observable market data such as deposit interest rates, futures rates, cross currency swap and constant maturity swap rates, and basis spreads, on the basis of which different yield curves, depending on the payment frequency, and discounting curves are calculated for each currency. In the case of options, implied volatilities are also used as model inputs. These volatilities are observable in the market for cap and floor options and swaptions, and interpolation and extrapolation of volatilities from the quoted ranges are carried out using generally accepted industry models. The pricing of more exotic derivatives may require the use of non-observable data or parameters, such as correlation (among interest rates and cross-asset), mean reversion rates and prepayment rates, which are usually defined from historical data or through calibration.

Inflation-related assets include zero-coupon or year-on-year inflation-linked bonds and swaps, valued with the present value method using forward estimation and discounting. Derivatives on inflation indices are priced using standard or more complex bespoke models, as appropriate. Valuation inputs of these models consider inflation-linked swap spreads observable in the market and estimations of inflation seasonality, on the basis of which a forward inflation curve is calculated. Also, implied volatilities taken from zero-coupon and year-on-year inflation options are also inputs for the pricing of more complex derivatives.

•	Equity and foreign exchange

The most important products in these asset classes are forward and futures contracts; they also include vanilla, listed and OTC (over-the-counter) derivatives on single underlying assets and baskets of assets. Vanilla options are priced using the standard Black-Scholes model and more exotic derivatives involving forward returns, average performance, or digital, barrier or callable features are priced using generally accepted industry models or bespoke models, as appropriate. For derivatives on illiquid stocks, hedging takes into account the liquidity constraints in models.

The inputs of equity models consider yield curves, spot prices, dividends, asset funding costs (repo margin spreads), implied volatilities, correlation among equity stocks and indices, and cross-asset correlation. Implied volatilities are obtained from market quotes of European and American-style vanilla call and put options. Various interpolation and extrapolation techniques are used to obtain continuous volatility surfaces for illiquid stocks. Dividends are usually estimated for the mid and long term. Correlations are implied, when possible, from market quotes of correlation-dependent products. In all other cases, proxies are used for correlations between benchmark underlyings or correlations are obtained from historical data.

The inputs of foreign exchange models include the yield curve for each currency, the spot foreign exchange rate, the implied volatilities and the correlation among assets of this class. Volatilities are obtained from European call and put options which are quoted in markets as at-the-money, risk reversal or butterfly options. Illiquid currency pairs are usually handled by using the data of the liquid pairs from which the illiquid currency can be derived. For more exotic products, unobservable model parameters may be estimated by fitting to reference prices provided by other non-quoted market sources.

•	Credit

The most common instrument in this asset class is the credit default swap (CDS), which is used to hedge credit exposure to third parties. In addition, models for first-to-default (FTD), n-to-default (NTD) and single-tranche collateralized debt obligation (CDO) products are also available. These products are valued with standard industry models, which estimate the probability of default of a single issuer (for CDSs) or the joint probability of default of more than one issuer for FTDs, NTDs and CDOs.

Valuation inputs are the yield curve, the CDS spread curve and the recovery rate. For indices and important individual issuers, the CDS spread curve is obtained in the market. For less liquid issuers, this spread curve is estimated using proxies or other credit-dependent instruments. Recovery rates are usually set to standard values. For listed single-tranche CDOs, the correlation of joint default of several issuers is implied from the market. For FTDs, NTDs and bespoke CDOs, the correlation is estimated from proxies or historical data when no other option is available.

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

The CVA is calculated taking into account potential exposure to each counterparty in each future period. The CVA for a specific counterparty is equal to the sum of the CVA for all the periods. The following inputs are used to calculate the CVA:

•	Expected exposure: including for each transaction the mark-to-market (MtM) value plus an add-on for the potential future exposure for each period. Mitigating factors such as collateral and netting agreements are taken into account, as well as a temporary impairment factor for derivatives with interim payments.

•	LGD: percentage of final loss assumed in a counterparty credit event/default.

•	Probability of default: for cases where there is no market information (the CDS quoted spread curve, etc.), proxies based on companies holding exchange-listed CDSs, in the same industry and with the same external rating as the counterparty, are used.

•	Discount factor curve.

The debit valuation adjustment (DVA) is a valuation adjustment similar to the CVA but, in this case, it arises as a result of the Group’s own risk assumed by its counterparties in OTC derivatives.

The CVA and DVA recognized by the Group at December 31, 2015 amounted to €851 million and €531 million, respectively.

Valuation adjustments due to model risk

The valuation models described above do not involve a significant level of subjectivity, since they can be adjusted and recalibrated, where appropriate, through internal calculation of the fair value and subsequent comparison with the related actively traded price. However, valuation adjustments may be necessary when market quoted prices are not available for comparison purposes.

The sources of risk are associated with uncertain model parameters, illiquid underlying issuers, poor quality market data or missing risk factors (sometimes the best available option is to use limited models with controllable risk). In these situations, the Group calculates and applies valuation adjustments in accordance with common industry practice.

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

a. Specific allowance for impaired assets:

The allowance for debt instruments not measured at fair value through profit or loss that are classified as non-performing is generally recognized in accordance with the criteria set forth below:

i. Assets classified as non-performing due to counterparty arrears:

Debt instruments, whoever the obligor and whatever the guarantee or collateral, with amounts more than 90 days past due are provisioned individually, taking into account the age of the past-due amounts, the guarantees or collateral provided and the financial situation of the counterparty and the guarantors.

ii. Assets classified as non-performing for reasons other than counterparty arrears:

Debt instruments which are not classifiable as non-performing due to arrears but for which there are reasonable doubts as to their repayment under the contractual terms are provisioned individually, and their allowance is the difference between the amount recognized in assets and the present value of the cash flows expected to be received.

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

The allowance for credit losses for financial instruments accounted for at amortized cost and contingent liabilities recorded by Grupo Santander as at December 31, 2015, using the methodology outlined above, was €27,249 million.

However, the coverage of the Group’s losses arising from credit risk must also meet the regulatory requirements of IFRS-IASB and, therefore, we check the allowances calculated as described above with those obtained from our own internal models for the calculation of the coverage of losses arising from credit risk in order to confirm that there are no material differences.

Our internal models (a full description of our credit risk management system is included in Item 4. Information on the Company—B. Business Overview—Allowance for Credit Losses and Country Risk Requirements and in Item 11. Quantitative and Qualitative Disclosures about Market Risk—Part 3. Credit Risk) determine the impairment losses on debt instruments not measured at fair value through profit or loss and on contingent liabilities taking into account the historical experience of impairment and other circumstances known at the time of assessment. For these purposes, impairment losses on loans are losses incurred at the reporting date, calculated using statistical methods.

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

•	Exposure at default (EaD) is the amount of risk exposure at the date of default by the counterparty.

•	Probability of default (PD) is the probability of the counterparty failing to meet its principal and/or interest payment obligations. The probability of default is associated with the rating/scoring of each counterparty/transaction.

•	For the purposes of calculating the incurred losses PD is measured using a time horizon of one year; i.e. it quantifies the probability of the counterparty defaulting in the coming year due to an event that had already occurred at the assessment date. The definition of default used includes amounts past due by 90 days or more and cases in which there is no default but there are doubts as to the solvency of the counterparty (subjective non-performing assets).

•	Loss given default (LGD) is the expected loss arising in the event of default. It depends mainly on the present value of the guarantees associated with the transaction and other the future flows that are expected to be recovered.

In addition to all of the above, the calculation of the incurred loss takes into account the adjustment to the current situation of the aforementioned factors (PD and LGD) considering our historical experience and other specific information to reflect the current conditions.

At December 31, 2015 there is no material difference in the calculation of loan allowances between the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 (as explained above) and IFRS-IASB.

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

Goodwill and other intangible assets are tested for impairment on an annual basis, or more frequently if events or changes in circumstances, such as an adverse change in business climate or observable market data, indicate that these assets may be impaired. An asset is impaired when its carrying amount exceeds its recoverable amount.

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

The recoverable amount is defined as the higher of an asset’s or cash-generating unit’s fair value less costs of disposal and its value in use. It is not always necessary to determine both an asset’s fair value less costs of disposal and its value in use. If either of these amounts exceeds the asset’s carrying amount, the asset is not impaired and it is not necessary to estimate the other amount

An impairment loss recognized for goodwill may not be reversed in a subsequent period.

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

We determine the recoverable amount by: (i) calculating the fair value of each cash-generating unit on the basis of the quoted price of the cash-generating units, if available, and of the price earnings ratios of comparable local entities; or (ii) performing estimates of the recoverable amounts of certain cash-generating units by calculating their value in use using discounted cash flow projections.

The main assumptions used in the value in use calculation are: (i) earnings projections based on the financial budgets approved by the directors which normally cover a five-year period (unless a longer time horizon can be justified), (ii) discount rates determined as the cost of capital taking into account the risk-free rate of return plus a risk premium in line with the market and the business in which the units operate and (iii) constant growth rates used in order to extrapolate earnings to perpetuity which do not exceed the long-term average growth rate for the market in which the cash-generating unit in question operates.

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

Based on the foregoing, and in accordance with the estimates, projections and sensitivity analyses available to the Bank’s directors, in 2015 we recognized impairment losses on goodwill totaling €115 million (2014: €2 million; 2013: €40 million) under Impairment losses on other assets (net)—Goodwill and other intangible assets. The 2015 impairment losses recognized were related mainly to the Group’s businesses in Puerto Rico and was due to the deterioration of the projected business expectations.

At December 31, 2015, none of the cash-generating units with significant goodwill had a recoverable amount approximating their carrying amount. The recoverable amount is considered to be close to the carrying amount when reasonable changes in the main assumptions used in the valuation cause the recoverable amount to be below the carrying amount.

Non-current assets held for sale are measured at the lower of fair value less costs to sell and the carrying amount. The Group measures foreclosed property assets located in Spain by taking into consideration the appraisal value on the date of foreclosure and the length of time each asset has been recognized in the balance sheet. Property assets under construction are measured taking into account the current situation of the property, not the final value. In addition, in order to check at the end of each reporting period that the measurement made using the aforementioned criteria does not differ from fair value, the Group requests an independent expert to perform an appraisal. Further information on non-current assets held for sale is set out in note 12 to our consolidated financial statements.

Equity method investments are evaluated for impairment on an annual basis or more frequently if events or changes in circumstances indicate that these assets are impaired. An equity method investment is impaired if its fair value is deemed to be less than its cost. Accordingly, we evaluate whether an event or change in circumstances has occurred that may have a significant adverse effect on the fair value of the investment. In 2015, 2014 and 2013 there was no evidence of material impairment on the Group’s equity method investments.

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

At the end of 2015 we performed the assessment described above and recognized in the consolidated income statement impairment losses of €127 million in respect of debt instruments (€42 million in 2014 and €89 million in 2013). At 2015, 2014 and 2013 year-end, we analyzed the additional unrealized revaluation losses related to debt instruments and we concluded that they were temporary and, therefore, there was no evidence of impairment since the interest payment schedules for all the securities had been complied with and there was no evidence that the issuers would not continue to meet their payment obligations or that the future payments (both principal and interest) would not be sufficient to recover the cost.

At the end of 2015, 54.66% of the losses recognized under valuation adjustments—available-for-sale financial assets arising from debt securities had been incurred in more than twelve months.

During 2015, 2014 and 2013 we completed the analysis described above for equity securities valued at fair value and we recognized in 2015 impairments amounting to €112 million (€147 million in 2014 and €169 million in 2013).

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

As a result of the first consolidation of the acquired subsidiaries, Carfinco Financial Group (2015), Santander Consumer USA and GE Capital (2014) and merger of Bank Zachodni WBK S.A. and Kredyt Bank S.A. (2013), a significant amount of goodwill was recorded (see note 3 and note 17 to our consolidated financial statements). Management made this determination, based in part upon independent appraisals of intangible assets, which is initially estimated and subsequently revised within the one year time period allowed by IFRS-IASB.

Recent Accounting Pronouncements

See note 1.b to our consolidated financial statements for the detail of standards and interpretations that came into force in 2015 and those with effective dates subsequent to December 31, 2015.

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

2015 Overview

The global economy slowed in 2015 (GDP growth of 3.1% as compared to 3.4% in 2014). The upswing in developed economies could not offset the downturn in emerging economies. The fall in commodity prices and the slowdown of the Chinese economy had a bigger relative impact on emerging economies, although the degree of slowdown varied according to each market’s domestic situation.

As for the financial markets, their performance in 2015 can be divided into two parts. In the first half of the year there were rises across the board in stock market indices, and risk premiums on both government and private debt securities fell significantly, especially in the developed economies. Access to capital markets was more fluid and in the advanced economies the conditions on the supply of bank credit eased.

This performance was supported by the monetary policies of the central banks, which supplied abundant liquidity, and this facilitated investors’ pursuit of returns. The quantitative easing of the European Central Bank (ECB) contained any contagion effect during the worst moments of the Greek bail-out negotiations.

During the summer there was an increase in volatility in the markets linked to the concerns about the slowdown of growth in China and the emerging economies. Although the start of monetary normalization in the United States was delayed until December, equities underwent a major adjustment that significantly eroded the gains accumulated in the year.

The banking sector environment of the countries in which Banco Santander operates continued to be marked by the regulatory changes and the challenging economic environment, which presented a significant challenge for management to raise profitability.

Interest rates remained extraordinarily low; although business volumes gradually recovered they were still low; and there was a big increase in competitive pressure in most markets.

In the supervisory and regulatory context, there was once again an intensive regulatory agenda in 2015. While progress continued with the revision of the prudential framework and the development of crisis management frameworks, issues concerning consumer and investor protection were the focus of increased attention. The aim is to make all these matters compatible with driving economic growth.

Lastly, as regards banking supervision, the Single Supervisory Mechanism (SSM) launched in November 2014 enabled the ECB to assume the comprehensive supervision of banks in the euro area. In 2015 the SSM became fully operational and the 123 most important banking groups came under the direct supervision of the ECB. Each bank has a joint supervisory team made up of personnel from the ECB and the national authorities of the member states where the bank has a significant presence.

Following is a summary of the macroeconomic performance of the main countries in which the Group operates:

•	The US is in a phase of moderate but solid growth. GDP grew 2.5% in 2015 and the unemployment rate continued to fall to levels regarded as full employment (5%). Inflation came down as a result of the fall in oil prices, although the underlying rate (1.3%) remained below the target (2%). The Federal Reserve raised its interest rates in December 2015 to 0.25-0.5%.

•	The United Kingdom maintained the robust pace of GDP growth (2.2%) of the last few years, accompanied by a decline in the jobless rate close to pre-crisis levels. Inflation was around 0% without signs of salary tensions. The Bank of England held its rate at 0.5%.

•	The eurozone economy accelerated. Inflation continued to be close to 0%, which led the European Central Bank to further cut its rates and launch new quantitative easing measures, with an increased program of purchasing public sector securities.

•	Spain’s GDP grew by around 3.2% with a well-diversified base that lowered the unemployment rate to 21% at the end of 2015. The budget deficit continued to decline and the current account remained in surplus. Inflation was negative for most of the year due to the impact of lower oil prices, although the underlying rate remained positive.

•	Germany expanded at a faster pace as the year progressed. Domestic demand remained strong and unemployment low.

•	Poland’s GDP grew briskly at 3.6% and inflation (-0.9%) was well below the target (2.5%) of the National Bank of Poland, which cut interest rates to 1.5% in March.

•	Latin America’s GDP shrank 0.4% after growing 1.2% in 2014, in a complex international environment with the prospect of a rise in US interest rates, the slowdown in international trade and lower growth in China. The evolution of countries varied between recession in some countries and a gradual recovery in others. Inflation increased slightly, mainly due to the impact of the depreciation of Latin American currencies.

•	Brazil entered recession, with consumption and private investment falling and the unemployment rate higher. The cut in subsidies and the increase in prices for public services pushed up inflation to 10.7%. The central bank reinforced its commitment to control inflation and raised the Selic rate by 250 basis points to 14.25%.

•	The Chilean economy recovered in 2015, spurred by increased investment and private consumption, which led the central bank to begin to normalize its monetary policy and raise its benchmark rate by 50 basis points to 3.5%.

•	Mexico improved in the second half of the year, fueled by stronger domestic demand and exports. Although inflation remained low, the central bank decided to raise its key rate in response to the US Federal Reserve’s move, in order to anticipate possible bouts of volatility given the strong trade and financial links with the US.

Exchange rates fluctuated considerably during 2015. The dollar appreciated significantly against the euro and the main Latin American currencies, reaching a 12-year high in effective terms. Emerging market currencies were affected by the ongoing slide in commodity prices, as well as the outflows of capital into developed economies.

Results of Operations for Santander

Summary

Profit attributable to the Parent in 2015 was €5,966 million, a 2.6% or €150 million increase from €5,816 million in 2014, which represented a 39.3% or €1,641 million increase from €4,175 million in 2013, based on (i) consistent and recurring growth of net interest income quarter by quarter (disregarding the impact of exchange rates), (ii) cost control and operating excellence that resulted in moderate growth of administrative expenses, and (iii) a decrease in impairment in loan losses and a fall in the cost of lending, reflecting the strategy for growth and the appropriate risk management policy.

There are a number of factors that have an impact on the year-on-year comparison:

•	Macroeconomic environment with slower global growth.

•	Interest rates that remained at historic lows in most countries.

•	Tough competition in some of the markets where the Group operates.

•	A more demanding regulatory environment, with impacts that limited revenues and increased costs.

•	A positive perimeter effect from consumer business (mainly the agreements with PSA) and Brazil (agreement with Bonsucesso, GetNet and the acquisition of minority interests in the fourth quarter of 2014).

•	The impact of exchange rates of the different currencies in which the Group operates as regards the euro was less than one percentage point positive for the whole Group in revenues and costs. The impacts were as follows: US (+21 percentage points), UK (+12 percentage points), Argentina (+7 percentage points), Chile (+5 percentage points), Brazil (-16 percentage points), while in Mexico and Poland it was less than one point.

Interest Income / (Charges)

Net interest income was €32,812 million, an 11.1% or €3,265 million increase from €29,547 million, which represented a 13.9% or €3,612 million increase from €25,935 million in 2013.

2015 compared to 2014

The €3,265 million increase in net interest income was mainly due to the increase in lending and the decrease in the cost of liabilities.

The performance of net interest income by geographic areas was the following:

Excluding the impact of exchange rates, all countries increased except for Poland (down by 6%), due to the fall in interest rates, Spain (down by 5%), in an environment of low interest rates and strong competition in lending, and Chile (down by 1%), due to the impact of the lower rate of variation in the UF unit of account and the regulation of the policy on maximum rates. There was noteworthy growth in Santander Consumer Finance (up by 31%), partly due to the change in the scope of consolidation, Mexico (up by 14%), due to the increase in lending, Brazil (up by 10%), after quarter-by-quarter improvements throughout the year, and the United States (up by 7%) due to the higher portfolio volume at Santander Consumer USA and Santander Bank.

The average balance of interest earning assets in 2015 was €1,131,344 million, which was 11% or €110,645 million more than in 2014. In Spain, balances increased by €8,659 million mainly due to increases in Due from credit entities (€5,835 million) and Debt securities (€6,670 million) partially offset by a decrease in Loans and advances to customers (-€4,620 million) resulting from a further reduction of the exposure to property activity in Spain. Average balances outside of Spain increased €101,986 million mainly due to the increase in Loans and advances to customers (€84,128 million) and Debt securities (€20,177 million) partially offset by a decrease in Cash and due from central banks (-€3,466 million). The average return on total interest-earning assets decreased by 29 basis points to 5.06%.

The change in the scope of consolidation had a slight positive effect on the year-on-year variation in lending, in the area of Consumer Finance (mainly due to the implementation of the agreement with PSA), and the addition at the end of December 2015 of the assets and liabilities acquired from Banco Internacional do Funchal (Banif) in Portugal. The breakdown by geographical region of the variations in gross lending to customers, excluding reverse repos, in 2015 was as follows (disregarding the exchange rate effect):

•	The biggest increases were at Santander Consumer Finance (up by 21%, assisted by the change in the scope of consolidation referred to above), the Latin American countries (Brazil: +9%; Mexico: +19%; Chile: +11%) and Poland (+11%). They were joined by Portugal, with an increase of 26% (-1%, disregarding the change in the scope of consolidation).

•	There was also growth in the United States (+7%) with positive performance from Santander Bank and Santander Consumer USA, and in the United Kingdom (+5%). Noteworthy in the UK was the good performance of the businesses segment, where Santander achieved much higher growth than the market, and the progress in mortgages.

•	Spain was down 3% in an environment of strong competition in prices, in which the growth of new lending, at double-digit rates, was still below that of loans repaid.

•	Generally speaking, there was growth in the businesses segment, which was assisted by the launch or development, in those countries where it already existed, of the Advance strategy, as well as the 1|2|3 strategy. The Advance strategy is a key tool, to attract new corporate customers while the 1|2|3 strategy proposes a new concept of relationship that rewards loyalty for transactions and enhances customers’ relationship with the Bank.

•	At the Real Estate Operations in Spain unit, net lending was down by 33% year on year in response to the ongoing policy of divestment adopted in recent years.

At the end of 2015, Continental Europe accounted for 36% of the Group’s total net lending (20% Spain), the U.K. 36%, Latin America 17% (8% Brazil) and the U.S. 11%.

The average balance of interest-bearing liabilities in 2015 was €1,078,636 million, which was 11% or €102,884 million more than in 2014, with a 31 basis points decrease in their average cost of funds to 2.26%. In Spain, balances increased by €12,964 million as a result of increases in Due to credit entities (€15,925 million) and Customer deposits (€3,466 million) partially offset by decreases in Marketable debt securities (-€6,061 million). Balances outside of Spain increased by €89,920 million, mainly due to Due to credit entities (€18,282 million), Customer deposits (€52,149 million) and Marketable debt securities (€18,953 million) as debt issuances increased and amortizations decreased (see note 23 to our consolidated financial statements).

The development by geographic distribution (principal segments) of customer deposits as of December 31, 2015 as compared to December 31, 2014 was the following:

•	Deposits in Continental Europe increased 3% with increases in Santander Consumer (6%), Poland (7%) and Portugal (21% mainly due to the addition at the end of December 2015 of the deposits acquired from Banco Internacional do Funchal) partially offset by decreases in Spain (-2%).

•	In the U.K., customer deposits increased by 15% (8% in sterling) driven by increased Retail Banking current account balances which have grown 29% over December 2014. Corporate customer deposits also rose by 18%.

•	In Latin America, customer deposits decreased by 7% (an increase of 12% in local currencies) with Brazil, Mexico and Chile growing in local currencies by 11%, 5% and 9%, respectively.

•	Lastly, in the U.S. deposits rose 17% mainly due to exchange rates. In dollars, deposits increased 5% and continued to improve in their composition and cost.

Continental Europe accounted for 39% of customer deposits (26% Spain), the U.K. 34%, Latin America 18% (Brazil 8%) and the U.S. 9%.

2014 compared to 2013

The €3,612 million increase in net interest income was mainly due to the full consolidation of Santander Consumer USA. Excluding this effect and the exchange rate impact, net interest income increased by €2,384 million. The main developments were:

•	The general macroeconomic improvement in all countries except for Brazil, with very positive growth in Spain, the U.K., the U.S. and Chile.

•	The positive evolution of lending, with growth in all units except Portugal, which is still deleveraging.

•	The growth in deposits, together with decreases in the average cost of funds mainly in developed countries.

The performance of net interest income by geographic areas was the following:

•	Favorable evolution in the U.K. (23%) and the U.S. (177%), due to the decrease in the cost of retail deposits in the U.K. and the impact of the reconsolidation of SCUSA in the U.S. (eliminating the effect of the reconsolidation of Santander Consumer USA, growth would have been of 11% due to increased consumer activity).

•	Continental Europe’s net interest income increased 5%, with growth in all units. Spain’s rose 9%, due to the decreased cost of funds which offset the decline in interest earned.

•	Latin America as a whole grew because of increased loan volumes. Brazil is the only unit that declined (-11%) due to lower spreads from the change of business mix toward lower risk segments.

The average balance of interest earning assets in 2014 was €1,020,699 million, which was 0.4% or €4,548 million more than in 2013. In Spain balances dropped by €34,855 million as a result of decreases in (i) Cash and due from central banks (-€4,853 million), (ii) Due from credit entities (-€5,592 million), (iii) Loans and advances to customers (-€13,710 million), as a result of the reduction in loan volume that occurred in the end of 2013 which lowered the starting point for 2014, and the balances of the real estate operations that were discontinued in Spain, which continued to impact the 2014 fiscal year, and (iv) Debt securities (-€10,700 million). Average balances outside of Spain increased €39,403 million mainly due to the increase in Loans and advances to customers (€22,598 million) and Debt securities (€16,597 million). The average return on total interest-earning assets rose by 29 basis points to 5.35%.

The development by geographic distribution (principal segments) of customer loans as of December 31, 2014 as compared to December 31, 2013 was the following:

•	In Continental Europe, the evolution varied among its units. Lending fell in Portugal, still affected by low demand, and in the Real estate operations in Spain unit, as the strategy of reducing this type of risk continued. Loans grew at Santander Consumer Finance, with a good evolution by products and segments, and in Spain, where the deleveraging trend of the last few years was reversed as a result of growth in lending to companies and public administrations.

•	In the United Kingdom, the balance of customer loans was 2% higher in sterling with the balance of mortgages and lending to companies increasing by 1% and 8%, respectively.

•	Lending in Latin America in local currencies terms increased 12%, with significant growth in all countries: Brazil (11%), Mexico (15%), Chile (8%), Argentina (23%), Uruguay (17%) and Peru (28%).

•	Lending in the U.S. rose 3% in dollars in constant perimeter (eliminating the effect of the reconsolidation of SCUSA), impacted by to the sale and securitizations of assets in the second half of 2014 (7% without this impact). Santander Bank’s lending increased 1% (6% excluding the sale of assets) and SCUSA’s increased 13%, benefiting from the strategic alliance with Chrysler, while lending in Puerto Rico dropped 16% against a backdrop of deleveraging.

At the end of 2014, Continental Europe accounted for 37% of the Group’s total net lending (22% Spain), the U.K. 34%, Latin America 19% (10% Brazil) and the U.S. 10%.

The average balance of interest-bearing liabilities in 2014 was €975,752 million, which was 0.2% or €1,512 million less than in 2013, with a 4 basis points decrease in their average cost to 2.57%.

The reason for the drop in average liabilities, as in the case of assets, was Spain (-€25,535 million), as a result of: (i) the decreases in Customer deposits (-€3,506 million), Marketable debt securities (-€14,874 million) due to the fall in the outstanding average balances of wholesale funds, after the parent company raised an amount that was lower than the maturities and amortizations booked in the year, and (ii) transactions with Credit institutions (-€5,648 million). Balances outside of Spain increased (€24,023 million), mainly due to Marketable debt securities (€15,685 million) as debt issuances increased and amortizations decreased (see note 23 to our consolidated financial statements) and transactions with Credit institutions (€8,543 million).

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

Continental Europe accounted for 40% of customer deposits (28% Spain), the U.K. 31%, Latin America 21% (Brazil 11%) and the U.S. 8%.

Income from Equity Instruments

Income from equity instruments was €455 million in 2015, a 5% or €20 million increase from €435 million in 2014, which was a 15% or €57 million increase from €378 million in 2013.

These increases are mainly explained by the variation in dividends from our equity portfolio (mainly Spanish blue chips).

Income from Companies Accounted for by the Equity Method

Income from companies accounted for by the equity method was €375 million in 2015, a €132 million increase from €243 million in 2014, which was a €257 million decrease from €500 million in 2013. In this line item we recorded in 2013 the contribution to the Group of Santander Consumer USA and the corporate insurance transactions in Europe and Latin America. Starting in 2014, we are fully consolidating Santander Consumer USA financial statements, hence the reduction in 2014. See “Item 4. Information on the Company—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions and Reorganizations”. (For further information see note 13 to our consolidated financial statements).

Fee and Commission Income (net)

Fee and commission income was €10,033 million in 2015, a 3% or €337 million increase from €9,696 million in 2014. During 2014, fee and commission income decreased by 1% as compared to €9,761 million obtained in 2013.

2015 compared to 2014

Fee and commission income for 2015 and 2014 was as follows:

	2015	2014	Amount Change	% Change
	(in millions of euros, except percentages)
Mutual and pension funds	863	913	(50)	(5.5%)
Insurance	2,225	2,193	32	1.5%
Securities services	905	763	142	18.6%
Commissions for services	6,040	5,827	213	3.7%
Total fee and commission income (net)	10,033	9,696	337	3.5%

Increases in income from services and securities were partially offset by decreases in mutual and pension funds. By unit, performance was very uneven due to the different economic and business cycles in each of the countries. In some cases regulatory changes that limited revenues, mainly in insurance and cards, also had an impact.

The average balances of mutual funds managed and marketed increased 12% from €117.5 billion in 2014 to €131.6 billion in 2015, with growth in most countries, particularly in Spain.

The average balances of pension funds increased 4% from €11.2 billion in 2014 to €11.6 billion in 2015. Spain accounted for most of this growth. Our only remaining pension business abroad is in Portugal. The average balances of pension funds in Portugal increased 9% to €926 million in 2015 from €852 million in 2014.

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

Gains/(Losses) on Financial Assets and Liabilities (net)

Net gains/(losses) on financial assets and liabilities in 2015 were losses of €770 million, a €4,744 million decrease as compared to gains of €3,974 million in 2014, which represented a 23% or €740 million increase from gains of €3,234 million in 2013. Gains (losses) on financial assets and liabilities include gains and losses arising from the following: marking to market our trading portfolio and derivative instruments, including spot market foreign exchange transactions, sales of investment securities and liquidation of our corresponding hedge or other derivative positions. For further details, see note 44 to our consolidated financial statements.

2015 compared to 2014

This comparison is conditioned by the high gains obtained in 2014 from the management of portfolios of interest rate hedging.

The €4,744 million decrease was mainly due to the net effect of: (i) a €4,689 million decrease in financial assets and liabilities held for trading, that had losses of €2,312 million in 2015 and includes the net gain or loss arising from transactions involving debt securities, equity instruments, derivatives and short positions included in the trading portfolio (ii) a €86 million increase in other financial instruments at fair value through profit or loss relating to valuation fluctuations, and (iii) a €162 million decrease in financial instruments not measured at fair value through profit or loss.

2014 compared to 2013

The €740 million increase was mainly due to the net effect of: (i) a €644 million increase in trading gains, (ii) a €245 million increase in other financial instruments at fair value through profit or loss relating to valuation fluctuations, and (iii) a €195 million decrease in financial instruments not measured at fair value through profit or loss.

Exchange differences (net)

Exchange differences (net) in 2015 were a €3,156 million gain, a €4,280 million increase as compared to €1,124 million loss in 2014, which represented a €1,284 million decrease from €160 million gains in 2013.

We manage the currencies to which we are exposed together with the arrangement of derivative instruments and, accordingly, the changes in this line item should be analyzed together with those recognized under Gains/losses on financial assets and liabilities above.

In 2015, the positive impact of exchange rates of the dollar, the sterling and the Mexican and Chilean currencies against the euro was partially offset by a negative impact of the Brazilian currency against the euro.

In 2014, the negative impact of exchange rates of Brazilian, Mexican and Chilean currencies against the euro was partially offset by a positive impact of the sterling against the euro. There was no significant impact due to the dollar.

Other operating income / expenses (net)

Net other operating income in 2015 was a €166 million loss, a €7 million decrease from losses of €159 million in 2014, which was a €143 million increase from losses of €302 million in 2013. Under this line item we include income and expenses from insurance activity, non-financial services, other commissions and charges to the Deposit Guarantee Fund.

The main developments in insurance activity were:

•	In July 2014, we announced that we had reached an agreement for the French insurance company CNP to acquire a 51% stake in our three insurance companies based in Ireland (Santander Insurance Life Limited, Santander Insurance Europe Limited and Santander Insurance Services Ireland Limited) that distribute life and non-life products through the Santander Consumer Finance network. This transaction was closed in December 2014 and therefore impacted our 2015 results of operations as our stake these businesses are now accounted for by the equity method.

•	In December 2012, we entered into a strategic alliance with the insurer Aegon to boost its bancassurance business in Spain through our commercial networks. In June 2013, Aegon acquired a 51% ownership interest in the two insurance companies created by the Group for these purposes.

	2015	2014	Amount Change	% Change
	(in millions of euros, except percentages)

Insurance activity	98	137	(39)	(28.5%)
Income from insurance and reinsurance contracts issued	1,096	3,532	(2,436)	(69.0%)
Of which:
Insurance and reinsurance premium income	961	3,284	(2,323)	(70.7%)
Reinsurance income	135	248	(113)	(45.6%)
Expenses of insurance and reinsurance contracts	(998)	(3,395)	2,397	(70.6%)
Of which:
Claims paid and other insurance-related expenses	(3,101)	(3,800)	699	(18.4%)
Net provisions for insurance contract liabilities	2,361	910	1,451	159.5%
Reinsurance premiums paid	(258)	(505)	247	(48.9%)
Non-financial services	121	88	33	37.5%
Sales and income from the provision of non-financial services	711	343	368	107.3%
Cost of sales	(590)	(255)	(335)	131.4%
Other operating income and expenses	(385)	(384)	(1)	(0.3%)
Other operating income	1,260	1,339	(79)	(5.9%)
Of which, fees and commissions offsetting direct costs	115	106	9	8.5%
Other operating expenses	(1,645)	(1,723)	78	(4.5%)
Of which, Deposit Guarantee Fund	(769)	(577)	(192)	33.3%

Other operating income / expenses, net	(166)	(159)	(7)	4.4%

In 2015 income and expenses from insurance and reinsurance contracts decreased further as a result of the agreement with CNP as previously mentioned.

	2014	2013	Amount Change	% Change
	(in millions of euros, except percentages)

Insurance activity	137	117	20	17.1%
Income from insurance and reinsurance contracts issued	3,532	4,724	(1,192)	(25.2%)
Of which:
Insurance and reinsurance premium income	3,284	4,513	(1,229)	(27.2%)
Reinsurance income	248	211	37	17.5%
Expenses of insurance and reinsurance contracts	(3,395)	(4,607)	1,212	(26.3%)
Of which:
Claims paid and other insurance-related expenses	(3,800)	(4,497)	697	(15.5%)
Net provisions for insurance contract liabilities	910	382	528	138.2%
Reinsurance premiums paid	(505)	(492)	(13)	2.6%
Non-financial services	88	93	(5)	(5.4%)
Sales and income from the provision of non-financial services	343	322	21	6.5%
Cost of sales	(255)	(229)	(26)	11.4%
Other operating income and expenses	(384)	(512)	128	(25.0%)
Other operating income	1,339	857	482	56.2%
Of which, fees and commissions offsetting direct costs	106	115	(9)	(7.8%)
Other operating expenses	(1,723)	(1,369)	(354)	25.9%
Of which, Deposit Guarantee Fund	(577)	(570)	(7)	1.2%

Other operating income / expenses, net	(159)	(302)	143	(47.4%)

The €143 million increase in net other operating income in 2014 was mainly due to an increase of €128 million in other operating income and expenses. The 2014 reduction in income and expenses from insurance and reinsurance contracts results from the previously mentioned agreement with Aegon, as a result of these joint ventures being accounted for by the equity method.

Administrative Expenses

Administrative expenses increased 8% or €1,403 million to €19,302 million in 2015 from €17,899 million in 2014, which increased from €17,452 million in 2013.

2015 compared to 2014

Administrative expenses for 2015 and 2014 were as follows:

	2015	2014	Amount Change	% Change
	(in millions of euros, except percentages)
Personnel expenses	11,107	10,242	865	8.4%
Other general administrative expenses	8,195	7,657	538	7.0%
Building and premises and supplies	1,943	1,930	13	0.7%
Information technology	1,188	979	209	21.3%
Technical reports	810	606	204	33.7%
Advertising	705	655	50	7.6%
Communications	587	489	98	20.0%
Taxes (other than income tax)	529	462	67	14.5%
Guard and cash courier services	413	397	16	4.0%
Per diems and travel expenses	278	287	(9)	(2.8%)
Insurance premiums	74	64	10	15.6%
Other expenses	1,668	1,788	(120)	(6.8%)
Total administrative expenses	19,302	17,899	1,403	7.8%

In 2015, administrative expenses increased due to several factors: the evolution of inflation in Latin America, investments in programs for innovation and improvements in future efficiency, the impact of the measures adopted by the Bank as a result of new regulatory requirements (particularly in the US) and the change of perimeter. Eliminating the perimeter impact and adjusting for the year’s average inflation, administrative expenses were flat, reflecting the positive effect of the three-year efficiency and productivity plan launched at the end of 2013, which is enabling us to make the investments previously commented, and maintain real growth in administrative expenses close to zero.

2014 compared to 2013

Administrative expenses for 2014 and 2013 were as follows:

	2014	2013	Amount Change	% Change
	(in millions of euros, except percentages)
Personnel expenses	10,242	10,069	173	1.7%
Other general administrative expenses	7,657	7,383	274	3.7%
Building and premises and supplies	1,930	1,980	(50)	(2.5%)
Information technology	979	992	(13)	(1.3%)
Advertising	655	630	25	4.0%
Technical reports	606	493	113	22.9%
Communications	489	519	(30)	(5.8%)
Taxes (other than income tax)	462	445	17	3.8%
Guard and cash courier services	397	425	(28)	(6.6%)
Per diems and travel expenses	287	284	3	1.1%
Insurance premiums	64	59	5	8.5%
Other expenses	1,788	1,556	232	14.9%
Total administrative expenses	17,899	17,452	447	2.6%

In 2014, administrative expenses were negatively affected by exchange rates.

The performance by units varied:

•	certain units in processes of integration (Spain and Poland) or structural adjustment (Portugal) saw their operating costs decline in nominal terms. Brazil also did well, reflecting the effort in efficiency improvement plans and a nominal rise of 1% in local currency (an 8% decline in euros), compared to inflation of more than 6%.

•	the U.K. is combining investments in its digital transformation plan, commercial plan and in branches with efficiency improvements, same as in Chile.

•	higher expenses in Mexico and Argentina because of their expansion plans or programs to improve commercial capacity, and in the U.S., which is enhancing the franchise of Santander Bank and adapting to regulatory requirements (8%).

Depreciation and Amortization

Depreciation and amortization was €2,418 million in 2015, a 6% or €131 million increase from €2,287 million in 2014, which was a 4% or €104 million decrease from €2,391 million in 2013. The increase in 2015 was mainly due to an increase in the depreciation of tangible assets for own use.

Provisions (net)

Net provisions were €3,106 million in 2015, a 3% or €97 million increase from €3,009 million in 2014, which was a 23% or €564 million increase from €2,445 million in 2013. This item includes additions charged to the income statement in relation to provisions for pensions and similar obligations, provisions for contingent liabilities and commitments and other provisions (mainly provisions for restructuring costs and tax and legal litigation).

The variation in 2015 is mainly due to a €364 million increase in provisions for taxes and other legal contingencies partially offset by a €212 million decrease in provisions for pensions and similar obligations. Of note were provisions of €689 million recognized in connection with customer remediation in the UK as compared to €455 million in 2014 for customer remediation in Germany.

The variation in 2014 is mainly due to a €672 million increase in provisions for taxes and other legal contingencies and other provisions of which €455 million recognized for customer remediation in Germany.

For further details, see note 25 to our consolidated financial statements.

Impairment Losses (net)

Impairment losses (net) were €11,744 million in 2015, a 1% or €96 million increase from €11,648 million in 2014, which was a 1% or €82 million decrease from €11,730 million in 2013.

Impairment losses are divided in the income statement as follows:

	2015	2014	2013
Impairment losses on financial assets (net):	10,652	10,710	11,227
Loans and receivables	10,194	10,521	10,986
Other financial assets not measured at fair value through profit and loss	458	189	241
Impairment losses on other assets (net):	1,092	938	503
Goodwill and other intangible assets	701	701	41
Other assets	391	237	462

Total impairment losses (net)	11,744	11,648	11,730

2015 compared to 2014

The €327 million or 3.1% decrease in net impairment losses for loans and receivables in 2015 as compared to 2014 reflected a €288 million decrease in provisions and a €39 million increase in recoveries of loans previously charged-off. For a further discussion on credit risk see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Part 3. Credit Risk”.

The most significant decreases were in the U.K., Spain, Portugal and Real Estate Operations in Spain. They were also lower in Poland and Santander Consumer Finance but higher in Chile, Brazil, Mexico and the US, in all of which volumes increased significantly. The lower provisions, coupled with higher lending, continued to improve the Group’s cost of credit, which improved in all the Group’s units, except for the US. Of note were Spain, Portugal, UK and Brazil. This evolution was due to the improvement in the quality of their portfolios, thanks to active risk management combined with the better macroeconomic environment in some countries.

Our total allowances for credit losses (excluding country-risk) decreased by €925 million to €27,121 million at December 31, 2015, from €28,046 million at December 31, 2014 mainly driven by the improvement in the quality of the portfolios.

Non-performing balances (excluding country-risk) were €37,094 million at December 31, 2015, a €4,615 million decrease as compared to €41,709 million at December 31, 2014. Our Non-performing balance ratio was 4.36% at December 31, 2015 as compared to 5.19% at December 31, 2014. Credit quality ratios performed well in almost all countries and reflected the appropriate risk management policy, which we are strengthening with the launch of the Advanced Risk Management (ARM) program and boosting the risk culture throughout the Group under a common identity, risk-pro. Our coverage ratio was 73% at December 31, 2015 and 67% at December 31, 2014. See “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Non-performing Balances Ratios” and “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Evolution of Non-performing Balances”.

The impairment losses of other financial assets not measured at fair value through profit and loss in 2015 of €458 million relate to impaired available for sale financial instruments (mainly equity instruments that had suffered a significant and prolonged fall in price and debt instruments).

Net impairment losses on other assets in 2015 increased to €1,092 million compared to €938 million in 2014. In 2015 we recognized €586 million in other intangible assets. These impairment losses relate mainly to the decline in or loss of the recoverable value of certain computer systems and applications as a result of the processes initiated by the Group to adapt to the various regulatory changes and to transform or integrate businesses.

2014 compared to 2013

The €465 million or 4.2% decrease in net impairment losses for loans and receivables in 2014 compared to 2013 reflected a €204 million decrease in provisions, a €268 million increase in recoveries of loans previously charged-off and a €7 million increase in impairment losses of other assets. For a further discussion on credit risk see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Part 3. Credit Risk”.

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

Net gains / (losses) on other assets

Net gains on other assets were €222 million in 2015, a €2,688 million decrease from gains of €2,910 million in 2014, which was a €1,180 million increase from gains of €1,730 million in 2013.

2015 compared to 2014

	2015	2014	Amount Change	% Change

	(in millions of euros, except percentages)
Gains / (losses) on disposal of assets not classified as non-current assets held for sale	112	3,136	(3,024)	(96.4%)
Of which:
Disposal of investments	104	3,026	(2,935)	(97.0%)
Gains from bargain purchases arising in business combinations	283	17	266	n/a
Gains / (losses) on non-current assets held for sale not classified as discontinued operations	(173)	(243)	70	(28.8%)
Of which:
Impairment of non-current assets held for sale	(222)	(339)	117	(34.5%)
Gains/Losses on sale of non-current assets held for sale	51	48	3	6.3%

Net gains / (losses) on other assets	222	2,910	(2,688)	(92.4%)

The €283 million gains from bargain purchases arising in business combinations in 2015 reflects the gain on acquisition of Banco Internacional do Funchal (Banif) resulting from the difference between the consideration paid and the provisional fair value of the identifiable assets acquired and liabilities assumed at the business combination date.

Losses on non-current assets held for sale not classified as discontinued operations in 2015 totaled €173 million as compared to €243 million in 2014. This line item includes mainly impairment of foreclosed assets recorded during the year and the sale of properties which have continued to reduce in 2015.

2014 compared to 2013

	2014	2013	Amount Change	% Change

	(in millions of euros, except percentages)
Gains / (losses) on disposal of assets not classified as non-current assets held for sale	3,136	2,152	984	45.7%
Of which:
Disposal of investments	3,026	2,167	859	39.6%
Gains from bargain purchases arising in business combinations	17	—	17	n/a
Gains / (losses) on non-current assets held for sale not classified as discontinued operations	(243)	(422)	179	(42.4%)
Of which:
Impairment of non-current assets held for sale	(339)	(335)	(4)	1.2%
Gains/Losses on sale of non-current assets held for sale	48	(87)	135	n/a

Net gains / (losses) on other assets	2,910	1,730	1,180	68.2%

The €3,136 million gains on disposal of assets not classified as non-current assets held for sale accounted in 2014 were mainly due to disposal of investments (Altamira Asset Management and insurance companies in Ireland) and to the recognition at fair value of the ownership interest held by the Group in Santander Consumer USA after its IPO and the public placement of 4% of our stake in Santander Consumer USA. There was no significant disposal of investments in 2015. See “Item 4. Information on the Company—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions and Reorganizations” and note 49 to our consolidated financial statements.

Income Tax

The provision for corporate income tax was €2,213 million in 2015, a 40% or €1,505 million decrease from €3,718 million in 2014, which represented an 83% or €1,684 million increase from €2,034 million in 2013. The effective tax rate was 23.2% in 2015, 34.9% in 2014 and 27.6% in 2013.

The decrease in the effective tax rate in 2015 compared to 2014 is primarily due to the reversal in the second quarter of 2015 of tax liabilities in Brazil. See more information in note 27.c to our consolidated financial statements.

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

Profit / (losses) from discontinued operations

Profit from discontinued operations was €0 million in 2015, compared to €26 million loss in 2014, and a €15 million loss in 2013. During 2015, 2014 and 2013 we did not discontinue any significant operations.

Profit attributable to non-controlling interest

Profit attributable to non-controlling interest was €1,368 million in 2015, a 22% or €249 million increase from €1,119 million in 2014, which represented a 3% or €35 million decrease from €1,154 million in 2013. For further details, see note 28 to our consolidated financial statements.

2015 compared to 2014

In 2015 the Group acquired 50% of Société Financière de Banque - SOFIB, PSA Finance UK Limited and PSA Financial Services Spain, E.F.C., S.A., thereby generating an increase in the balance of non-controlling interests of €462 million, €148 million and €181 million. In addition, we increased our non-controlling interests by €493 million resulting from the decrease in our stake in SCUSA. All these effects were partially offset by our increase of ownership interest in Banco Santander (Brasil) S.A., that generated a decrease in the balance of non-controlling interests of €472 million. See “Item 4. Information on the Company—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions and Reorganizations” and note 28 to our consolidated financial statements.

2014 compared to 2013

In 2014, we increased our ownership interest in Banco Santander (Brasil) S.A., thereby generating a decrease in the balance of non-controlling interests of €2,630 million which was partially offset by the €1,013 million increase resulting from the reconsolidation of SCUSA and €598 million from the consolidation of Metrovacesa.

Results of Operations by Business Areas

For a description of our segments see “Item 4. “Information on the Company—B. Business Overview”.

Our results of operations by business areas can be summarized as follows.

First level (geographic):

Continental Europe

				Variations
	2015	2014	2013	2015/14	2014/13
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	8,006	7,517	7,189	7%	5%
Income from equity instruments	277	286	265	(3%)	8%
Income from companies accounted for by the equity method	120	(25)	14	n.a.	n.a.
Net fees and commissions	3,417	3,500	3,467	(2%)	1%
Gains/losses on financial assets and liabilities (net) *	1,186	1,221	1,905	(3%)	(36%)
Other operating income/(expenses) (net)	(178)	5	(48)	n.a.	n.a.
TOTAL INCOME	12,828	12,504	12,792	3%	(2%)
Administrative expenses	(6,274)	(5,972)	(5,991)	5%	(0%)
Depreciation and amortization	(461)	(472)	(522)	(2%)	(10%)
Provisions (net)	(352)	(205)	(163)	72%	26%
Impairment losses on financial assets (net)	(2,083)	(2,975)	(3,833)	(30%)	(22%)
Impairment losses on other assets (net)	(172)	(156)	(149)	10%	5%
Gains/(losses) on other assets (net)	(120)	(238)	(372)	(50%)	(36%)
OPERATING PROFIT/(LOSS) BEFORE TAX	3,366	2,486	1,762	35%	41%
Income tax	(887)	(639)	(385)	39%	66%
PROFIT FROM CONTINUING OPERATIONS	2,479	1,847	1,377	34%	34%
Profit/(loss) from discontinued operations (net)	—	(26)	(6)	(100%)	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	2,479	1,821	1,371	36%	33%
Profit attributable to non-controlling interest	261	174	135	50%	29%
Profit attributable to the Parent	2,218	1,647	1,236	35%	33%

*	Includes exchange differences (net)

2015 compared to 20143

In 2015, Continental Europe accounted for 28% of profit attributed to the Parent bank’s total operating areas.

[3]	For a summary by countries see “Item 4. Information on the Company—B. Business Overview—Continental Europe”.

Highlights of the year were (i) the start of the implementation of the agreement between Santander Consumer Finance and Banque PSA Finance in a number of countries. The agreement with Banque PSA Finance will consolidate our auto finance leadership. At the end of the year, transactions had been carried out in Spain, Portugal, UK, France and Switzerland. The latter two are new markets where Santander Consumer Finance had no presence. These incorporations contributed around €11,500 million of loans, plus €3,700 million in the UK. The rest of countries (Germany, Italy, Holland, Belgium, Poland and Austria) will be integrated in 2016. (ii) The acquisition of assets and liabilities of Banco Internacional do Funchal (Banif) in Portugal, which positioned the Group as the second private bank in the Portuguese market. (iii) The integration of GE Nordics and Carfinco in Canada. (iv) The transaction with Banco Internacional do Funchal (Banif). See “Item 4. Information on the Company—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations”.

The business dynamics in Continental Europe were still moderate, with some countries still engaged in deleveraging. However, there were signs during the year of acceleration in business activity, particularly in the arrangement of new loans. Loans and advances to customers increased by 7% year on year and total customer funds under management by 2%, with growth rates of around 10% in demand accounts and investment funds.

Total income increased by €324 million mainly due to the €489 million increase in Interest/income (charges) partially offset by the €183 million decrease in Other operating income/(expenses) (net). The rise in Interest/income (charges) was concentrated in Santander Consumer due to the previously mentioned agreements. The decrease in Other operating income/(expenses) (net) reflects the one-off charge in Poland to the Deposit Guarantee Fund, due to the collapse of SK Wolomin Bank as well as Spain’s higher charges to the Deposit Guarantee Fund and Resolution Fund.

Operating expenses, which include administrative expenses and depreciation and amortization, increased by €291 million or 5%, primarily due to businesses incorporated in 2015 in Santander Consumer, as previously mentioned.

Impairment losses, which include impairment losses on financial assets (net) and impairment losses on other assets (net) (loan-loss provisions), decreased by €876 million or 28% with loan-loss provisions decreasing in all commercial units, especially in Spain as the economic cycle continues to improve.

The NPL ratio in Continental Europe decreased 161 basis points to 7.27%, while the coverage ratio improved 7 percentage points to 64%.

Profit attributable to the Parent increased by €571 million or 35% mainly due to: (i) the decrease in Impairment losses on financial assets (net) through all units, which resulted in improvements in non-performing loans ratios and the cost of lending, and (ii) the integration of the previously mentioned units in Santander Consumer, whose contribution to total income was higher than expenses and impairment losses.

2014 compared to 2013

In 2014, Continental Europe accounted for 24% of profit attributed to the Parent bank’s total operating areas.

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

Total income decreased by €288 million mainly due to the €684 million decrease in gains on financial assets and liabilities partially offset by the €328 million increase in net interest income. The fall in gains/(losses) on financial assets and liabilities was due to reduced gains from the management of risks (mainly interest rate risk). The growth in net interest income reflects the greater reduction in the cost of deposits, in all units, which offset the decline in interest earned.

Operating expenses, which include administrative expenses and depreciation and amortization, decreased by €69 million or 1%, primarily due to synergies from the merger and optimization plans in Spain.

Impairment losses, which include impairment losses on financial assets (net), and impairment losses on other assets (net) (loan-loss provisions), decreased by €851 million or 21% reflecting decreases in all commercial units, except Poland, in loan-loss provisions.

The NPL ratio in Continental Europe decreased 22 basis points to 8.88%, while the coverage ratio was flat at 57%.

Profit attributable to the Parent increased by €411 million or 33% mainly due to improved net interest income, the decrease in operating expenses relating to synergies from the merger and optimization plans in Spain and the decrease in impairment losses on financial assets.

United Kingdom

				Variations
	2015	2014	2013	2015/14	2014/13
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	4,942	4,234	3,451	17%	23%
Income from equity instruments	1	1	1	0%	0%
Income from companies accounted for by the equity method	10	9	4	11%	125%
Net fees and commissions	1,091	1,028	992	6%	4%
Gains/losses on financial assets and liabilities (net) *	302	241	402	25%	(40%)
Other operating income/(expenses) (net)	37	28	31	32%	(10%)
TOTAL INCOME	6,383	5,541	4,881	15%	14%
Administrative expenses	(3,009)	(2,702)	(2,318)	11%	17%
Depreciation and amortization	(348)	(353)	(316)	(1%)	12%
Provisions (net)	(351)	(184)	(231)	91%	(20%)
Impairment losses on financial assets (net)	(107)	(332)	(580)	(68%)	(43%)
Impairment losses on other assets (net)	(9)	—	(4)	n.a.	(100%)
Gains/(losses) on other assets (net)	5	3	—	67%	n.a.
OPERATING PROFIT/(LOSS) BEFORE TAX	2,564	1,973	1,432	30%	38%
Income tax	(556)	(416)	(293)	34%	42%
PROFIT FROM CONTINUING OPERATIONS	2,008	1,557	1,139	29%	37%
Profit/(loss) from discontinued operations (net)	—	—	(9)	n.a.	(100%)
CONSOLIDATED PROFIT FOR THE YEAR	2,008	1,557	1,130	29%	38%
Profit attributable to non-controlling interest	37	1	1	n.a.	0%
Profit attributable to the Parent	1,971	1,556	1,129	27%	38%

*	Includes exchange differences (net)

2015 compared to 2014

In 2015, the United Kingdom accounted for 24% of profit attributed to the Parent bank’s total operating areas.

The Bank’s focus was on boosting the loyalty and engagement of its private individual and business customers.

In 2015, as a new strategic priority, the Bank focused on operational and digital excellence. A number of different digital solutions were launched in the year that were very well received by the market, and attracting new digital customers was set as a priority. By year end there were 3.7 million digital customers, an increase of 22% year on year.

The Bank also kept the focus on the profitability and strength of the balance sheet, while at the same time establishing a target ring-fencing structure to enable it to meet the distinct needs of its retail, business and institutional customers.

Total income increased by €842 million in 2015 mainly due to the €708 million increase in Interest/income (charges) driven by higher volumes. In local currency, customer loans increased 5% compared to December 2014, largely due to corporate lending (+10%), mortgages (+2%) and unsecured consumer and vehicle finance lending (+42%), which was impacted by the PSA Finance UK limited commencement in February 2015. See “Item 4. Information on the Company—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations—Agreement with Banque PSA Finance”.

Operating expenses increased €302 million or 10% in 2015 reflecting the higher regulatory costs and the continued enhancements of our digital channels. These strategic investment programs underpin future efficiency improvements.

Impairment losses decreased €216 million or 65% of which €225 million were due to lower impairment losses on financial assets with improved credit quality across the loan portfolios, conservative loan-to-value criteria, and supported by a favorable economic environment. The NPL ratio improved 27 basis points to 1.52% at the end of 2015, while the coverage ratio decreased 4 percentage points to 38%.

The €167 million increase in Provisions (net) relates to the €286 million reduction in pension obligations registered in 2014 and not repeated in 2015.

Profit attributable to the Parent increased by €415 million supported by greater business flows which resulted in enhanced Interest/income (charges) and by improving credit quality which resulted in lower impairment losses on financial assets. These improvements were partially offset by (i) increased operating expenses relating to our strategic investments and (ii) a rise in Provisions (net).

2014 compared to 2013

In 2014, the United Kingdom accounted for 22% of profit attributed to the Parent bank’s total operating areas.

Santander UK’s strategy is built around three priorities: loyal and satisfied retail customers; Bank of Choice for U.K. companies, and consistent profitability and a strong balance sheet.

Total income increased by €660 million in 2014 mainly due to greater net interest income, partially offset by lesser gains / (losses) on financial assets and liabilities. Net interest income increased by €783 million due to the reduced cost of retail deposits. Santander UK’s Retail Banking reduced its more rate sensitive and short term deposits (mainly through maturities of higher rate eSaver savings products), and replaced them with deposits that offer better relationship opportunities and lower cost term products. Gains / (losses) on financial assets and liabilities decreased €161 million mainly due unrepeated results obtained in 2013 from the ALCO portfolio and debt repurchases.

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

Impairment losses decreased €252 million or 43% of which €248 million were due to lower impairment losses on financial assets relating to improved credit quality across our product range and supported by an improving economic environment.

Provisions (net) decreased by €47 million as a result of a €286 million reduction in pension obligations due to the agreement reached to limit pensionable salary (see note 25.C.ii to our consolidated financial statements), partly offset by restructuring costs. The NPL ratio of 1.79% at the end of 2014 was lower than at the end of 2013 when it was 1.98%. We maintained our conservative lending criteria, with an average LTV of 65% for new loans, including Help to Buy, and 47% on the stock of mortgages.

Profit attributable to the Parent increased €427 million mainly due to improved net interest income and lower provisions and impairment losses which were partially offset by increased operating expenses. The results demonstrate a further improvement in performance and continued progress evident during the year, particularly in net interest income.

Latin America

				Variations
	2015	2014	2013	2015/14	2014/13
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	13,752	13,620	14,808	1%	(8%)
Income from equity instruments	57	88	54	(35%)	63%
Income from companies accounted for by the equity method	285	283	264	1%	7%
Net fees and commissions	4,452	4,372	4,477	2%	(2%)
Gains/losses on financial assets and liabilities (net) *	517	484	982	7%	(51%)
Other operating income/(expenses) (net)	(308)	(290)	(267)	6%	9%
TOTAL INCOME	18,755	18,557	20,318	1%	(9%)
Administrative expenses	(7,230)	(7,130)	(7,497)	1%	(5%)
Depreciation and amortization	(676)	(720)	(827)	(6%)	(13%)
Provisions (net)	(831)	(946)	(770)	(12%)	23%
Impairment losses on financial assets (net)	(5,108)	(5,145)	(6,487)	(1%)	(21%)
Impairment losses on other assets (net)	20	16	(24)	25%	n.a.
Gains/(losses) on other assets (net)	78	113	312	(31%)	(64%)
OPERATING PROFIT/(LOSS) BEFORE TAX	5,008	4,745	5,025	6%	(6%)
Income tax	(1,219)	(1,053)	(1,113)	16%	(5%)
PROFIT FROM CONTINUING OPERATIONS	3,789	3,692	3,912	3%	(6%)
Profit/(loss) from discontinued operations (net)	—	—	—	n.a.	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	3,789	3,692	3,912	3%	(6%)
Profit attributable to non-controlling interest	596	790	861	(25%)	(8%)
Profit attributable to the Parent	3,193	2,902	3,051	10%	(5%)

*	Includes exchange differences (net)

2015 compared to 20144

As of December 31, 2015, Latin America accounted for 40% of profit attributable to the Parent’s total operating areas.

In general, the environment in Latin America was not favorable for business, mainly due to the widespread depreciation of currencies and Brazil’s recession.

The Group continued to focus, as a priority, on strengthening customer relations by improving their experience and increasing their satisfaction. For this purpose, 2015 saw the launch in the principal geographical areas of the “1|2|3 World” range of products that is designed to attract and engage private individual customers, and the Advance program, the aim of which is to strengthen the Bank’s positioning in business customers.

As a result, the number of loyal and digital customers rose in all countries. In 2015, in the region’s main countries the average growth was 11% in loyal customers and 17% in digital customers.

Total income increased by €198 million heavily affected by exchange rates, especially in Brazil, as excluding the exchange rate impact they improved by €1,735 million. The main drivers of growth were Interest/income (charges) (+ €132 million or + €1,282 without exchange rates) and Net fees and commissions (+ €80 million or + €450 million eliminating the exchange rate impact). These growths were spurred by the strength of business which fed through to net interest income and fee income. The Group kept significant business growth rates with a 14% and 12% growth (excluding the effect of exchange rates) in customer loans and deposits, respectively, with the focus on strategic segments for the Group.

Operating expenses increased by €56 million or 1%. Nevertheless, excluding the exchange rate impact expenses grew by €691 million or 10%. This increase was due to salary agreements, in an environment of high inflation in countries such as Brazil, Argentina and Uruguay, dollar-indexed expenses and investments in the development of the retail network and digital channels. However, growth was moderate as compared to inflation rates.

[4]	For a summary by countries see “Item 4. Information on the Company—B. Business Overview—Latin America”.

Impairment losses decreased by €41 million mainly due to exchange rates. Even though provisions for loan-losses increased by 7% (eliminating the foreign exchange impact) the pace was slower than the 14% growth in customer loans. Aiming to this is our continued change in lending mix toward low risk premium products.

The NPL ratio increased 17 basis points to 4.96% and the coverage ratio stood at 79% at the end of 2015.

Profit attributable to the Parent increased by €291 million heavily impacted by the widespread depreciation of currencies, especially in Brazil. Deducting the exchange rate impact the increase was €455 million spurred by the growth in business which offset the rise in expenses and impairment losses.

2014 compared to 2013

As of December 31, 2014, Latin America accounted for 42% of profit attributable to the Parent’s total operating areas.

The strategy in 2014 focused on expansion, consolidation and improvement in the business of the commercial franchise in the region.

Total income decreased by €1,761 million or 9%, however in local currencies and eliminating the perimeter effect (the units of Santander Asset Management that were sold and that we now consolidate by the equity method in the various countries), they increased slightly. Net interest income fell by €1,188 million or 8%, mainly affected by the change in business mix to lower cost of credit products and also reduced spreads, particularly in Brazil and Mexico. Higher volumes and a lower cost of funds partially offset these effects. Gains / (losses) on financial assets and liabilities decreased €498 million mainly due to lower trading gains as the income obtained in 2013 from the sale of portfolios, mainly in Brazil, was not repeated.

Operating expenses decreased by €474 million or 6%. Nevertheless, excluding the exchange rate impact and the perimeter effect, expenses grew slightly mainly due to investment in networks and commercial projects (some traditional and others focused on priority customer segments) and inflationary pressures on employee compensation and contracted services, and to a lesser extent, the consolidation of GetNet in Brazil.

Impairment losses decreased by €1,382 million as impairment losses on financial assets declined €1,342 million, mainly due to the improvement in Brazil (-€1,212 million) accentuating the change in trend started at the beginning of 2013. The NPL ratio decreased 31 basis points to 4.79%, positively impacted by Brazil, and the coverage ratio stood at 84% at the end of 2014.

Profit attributable to the Parent decreased by €149 million or 5%, mainly due to decreased net interest income and gains / (losses) on financial assets and liabilities, offset by lower loan-loss provisions.

United States

				Variations
	2015	2014	2013	2015/14	2014/13
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	6,116	4,789	1,807	28%	165%
Income from equity instruments	48	29	24	66%	21%
Income from companies accounted for by the equity method	3	4	331	(25%)	(99%)
Net fees and commissions	1,086	830	578	31%	44%
Gains/losses on financial assets and liabilities (net) *	231	205	106	13%	93%
Other operating income/(expenses) (net)	316	122	(63)	159%	n.a.
TOTAL INCOME	7,800	5,979	2,783	30%	115%
Administrative expenses	(2,761)	(2,039)	(1,481)	35%	38%
Depreciation and amortization	(264)	(200)	(149)	32%	34%
Provisions (net)	(164)	(21)	(59)	n.a.	(64%)
Impairment losses on financial assets (net)	(3,103)	(2,233)	(43)	39%	n.a.
Impairment losses on other assets (net)	—	(12)	(17)	(100%)	(29%)
Gains/(losses) on other assets (net)	16	46	(2)	(65%)	n.a.
OPERATING PROFIT/(LOSS) BEFORE TAX	1,524	1,520	1,032	0%	47%
Income tax	(517)	(439)	(164)	18%	168%
PROFIT FROM CONTINUING OPERATIONS	1,007	1,081	868	(7%)	25%
Profit/(loss) from discontinued operations (net)	—	—	—	n.a.	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	1,007	1,081	868	(7%)	25%
Profit attributable to non-controlling interest	329	219	(1)	50%	n.a.
Profit attributable to the Parent	678	862	869	(21%)	(1%)

*	Includes exchange differences (net).

2015 compared to 20145

In 2015, United States contributed 8% of the profit attributable to the Parent bank’s total operating areas.

Santander US continues to focus on several strategic priorities directed at enhancing its position and diversification, including: the implementation of a multi-year project to comply with regulatory requirements globally, the improvement of the governance structure (including the creation of an Intermediate Holding Company), the setting up of a local managerial team with wide experience in the management of large financial companies, the improvement of profitability at Santander Bank, National Association, and the optimization of the vehicle finance business at Santander Consumer USA.

Total income increased by €1,821 million heavily affected by exchange rates as deducting this impact total income improved by €647 million. This growth was due to Santander Consumer USA, driven by the greater volume of portfolios, which boosted Interest/income (charges), and Net fees and commissions from servicing. Further contributing to the increase in total income was the growth in Other operating income/(expenses) (net) due to the development of the leasing business.

Interest/income (charges) at Santander Bank were under pressure from lower than expected interest rates, which were offset by the Gains/losses on financial assets and liabilities (net).

Operating expenses rose €786 million or 35% (€346 million or 13% deducting exchange rates), derived from the growth of the servicing platform, the setting up of the holding company and regulatory requirements.

Provisions and Impairment losses increased by €1,001 million resulting mainly from Impairment losses on financial assets (net) that rose €870 million (€433 million excluding the exchange rate impact) due to continued lending growth. At December 31, 2015, the NPL ratio was 2.13%, which represents a 29 basis points reduction from 2014. The coverage ratio improved 31 percentage points to 225% at December 31, 2015.

Profit attributable to the Parent decreased by €184 million or €352 million without exchange rates. Despite the increase in Total income, Profit attributable to the Parent was lower due to higher Operating expenses, Impairment losses relating to greater lending in Santander Consumer USA, and Income taxes.

[5]	For further information on the segment, see “Item 4. Information on the Company—B. Business Overview—United States”.

2014 compared to 2013

In 2014, United States contributed 12% of the profit attributable to the Parent bank’s total operating areas. In 2014, business was conducted in an environment of faster growth. With interest rates at historic lows, this enabled quantitative stimulus measures to be reduced and the dollar to strengthen against the euro.

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

Total income increased €3,196 million or 115%, mainly due to SCUSA’s change in consolidation method (see “Item 4. Information on the Company—B. Business Overview—United States”). Excluding the change in consolidation method and exchange rate impacts, growth was mostly due to the increase in lending in SCUSA, offset by the reduction in the investments portfolio that impacted net interest income, as well as the decline in fee income largely due to new regulations on fees we can charge on overdrafts.

Operating expenses rose €609 million or 37%, largely due to SCUSA’s change in consolidation method and the need to adapt to regulatory requirements, as well as investment in technology (ATMs, mobile banking and cards).

Impairment losses increased by €2,185 million as Impairment losses on financial assets (net), increased by €2,190 million, significantly affected by SCUSA’s change in consolidation method. The increase in the amount of allowances was mainly related to loans originated after the change in control date and was driven by strong new originations and an increase in the net charge-off rate, events that occurred subsequent to that date. At December 31, 2014, the NPL ratio was 2.42%, which represents a 60 basis points reduction from 2013. The coverage ratio improved 46 percentage points to 194% at December 31, 2014.

Profit attributable to the Parent was €862 million in line with the €869 million obtained in 2013. The increase in total income due to SCUSA’s growth in lending did not feed through fully to profits because of the higher provisions required for the faster pace of lending and to a lesser extent, the increase in operating expenses.

Corporate Center

				Variations
	2015	2014	2013	2015/14	2014/13
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	(4)	(613)	(1,320)	(99%)	(54%)
Income from equity instruments	72	31	34	132%	(9%)
Income from companies accounted for by the equity method	(43)	(28)	(113)	54%	(75%)
Net fees and commissions	(13)	(34)	247	(62%)	n.a.
Gains/losses on financial assets and liabilities (net) *	150	699	(1)	(79%)	n.a.
Other operating income/(expenses) (net)	(33)	(24)	45	38%	n.a.
TOTAL INCOME	129	31	(1,108)	n.a.	n.a.
Administrative expenses	(28)	(56)	(165)	(50%)	(66%)
Depreciation and amortization	(669)	(542)	(577)	23%	(6%)
Provisions (net)	(1,408)	(1,653)	(1,222)	(15%)	35%
Impairment losses on financial assets (net)	(251)	(25)	(284)	n.a.	(91%)
Impairment losses on other assets (net)	(931)	(786)	(309)	18%	154%
Gains/(losses) on other assets (net)	243	2,986	1,792	(92%)	67%
OPERATING PROFIT/(LOSS) BEFORE TAX	(2,915)	(45)	(1,873)	n.a.	(98%)
Income tax	966	(1,171)	(79)	n.a.	n.a.
PROFIT FROM CONTINUING OPERATIONS	(1,949)	(1,216)	(1,952)	60%	(38%)
Profit/(loss) from discontinued operations (net)	—	—	—	n.a.	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	(1,949)	(1,216)	(1,952)	60%	(38%)
Profit attributable to non-controlling interest	145	(65)	158	n.a.	n.a.
Profit attributable to the Parent	(2,094)	(1,151)	(2,110)	82%	(45%)

*	Includes exchange differences (net).

2015 compared to 20146

Our subsidiaries’ model is complemented by a corporate center that has support and control units which carry out functions for the Group in risk, auditing, technology, human resources, legal affairs, communication and marketing, among other matters.

Total income improved by €98 million resulting from the centralized management of risks (mainly interest rate risk and exchange rate risk) and the financial cost of issuances. The improved performance of Interest income/(charges) was partially offset by the decrease in Gains/losses on financial assets and liabilities.

Operating expenses increased €99 million or 17% mainly due to regulatory projects.

Provisions (net) decreased by €245 million. Of note were decreases in pre-retirements in Spain and a £450 million allowance to cover possible claims relating to payment protection insurance (PPI) products in the United Kingdom (see “Item 8. Financial Information—A. Consolidated statements and other financial information—Legal Proceedings—ii. Non-tax-related proceedings”).

Impairment losses increased by €371 million. The main developments were impairment of minor goodwills and other intangible assets as well as other write-downs. Goodwill impairment mainly relates to the Group’s businesses in Puerto Rico and was due to the deterioration of the projected business expectations. Furthermore, other impairment losses mainly relate to the decline in or loss of the recoverable value of certain computer systems and applications as a result of the processes initiated by the Group to adapt to various regulatory changes and to transform or integrate businesses.

Gains/(losses) on other assets (net) were €243 million which mainly include the generation of badwill amounting to €283 million as a result of the acquisition of the assets and liabilities of Banco Internacional do Funchal (Banif) in Portugal. See “Item 4. Information on the Company—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations—Acquisition of Banco Internacional do Funchal (Banif)”.

[6]	For further information on the segment, see “Item 4. Information on the Company—B. Business Overview—Corporate Center”.

Income taxes decreased by €2,137 million mainly due to the SCUSA transaction registered in 2014 which was not repeated in 2015 together with the reversal of tax liabilities in Brazil that took place in the second quarter of 2015.

Loss attributable to the Parent increased by €943 million as the increase in Interest income / (charges) and the decrease in Provisions (net) were offset by the decrease in Gains/losses on financial assets and liabilities (net) and to a greater extent the drop in Gains/(losses) on other assets (net).

2014 compared to 2013

Total income improved by €1,139 million. Net interest income / (charges) improved by €707 million largely due to the lower cost of issuances, and gains/losses on financial assets and liabilities (net) increased by €700 million due to gains from centralized management of risks (mainly interest rate risk and exchange rate risk).

Operating expenses decreased €144 million or 19% mainly due to the impact of the efficiency plans, which are producing their results.

Provisions increased €431 million mainly due to provision for pre-retirements in Spain, restructuring costs and provisions of €455 million for customer remediation in Germany.

Impairment losses increased €218 million mainly due to impairment losses on intangible assets partly offset by the decrease in loan-loss provisions. These impairment losses on intangible assets mainly relate to the decline in, or loss, of the recoverable value of certain computer systems and applications as a result of the processes initiated by the Group to adapt to the various regulatory changes and to transform or integrate businesses.

Gains/(losses) on other assets (net) were €2,986 million which mainly include: (i) the public offering of shares by SCUSA €1.7 billion, (ii) the sale of Altamira for €550 million, and (iii) €413 million due to the sale of insurance companies in Ireland of which €207 million related to the fair value recognition of the 49% ownership interest retained by the Group. See notes 3 and 49 to our consolidated financial statements.

Income taxes increased by €1,092 million mainly due to the previously mentioned transactions.

Loss attributable to the Parent decreased by €959 million due to increases in total income and gains on other assets, partially offset by higher provisions and impairment losses on other assets.

Second level (business):

Retail Banking

				Variations
	2015	2014	2013	2015/14	2014/13
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	30,027	27,699	24,856	8%	11%
Income from equity instruments	124	132	79	(6%)	67%
Income from companies accounted for by the equity method	434	341	656	27%	(48%)
Net fees and commissions	8,621	8,338	8,206	3%	2%
Gains/losses on financial assets and liabilities (net) *	1,346	1,394	2,239	(3%)	(38%)
Other operating income/(expenses) (net)	(194)	(215)	(378)	(10%)	(43%)
TOTAL INCOME	40,358	37,689	35,658	7%	6%
Administrative expenses	(17,153)	(15,946)	(15,478)	8%	3%
Depreciation and amortization	(1,577)	(1,573)	(1,652)	0%	(5%)
Provisions (net)	(1,656)	(1,309)	(1,179)	27%	11%
Impairment losses on financial assets (net)	(9,462)	(9,812)	(9,578)	(4%)	2%
Impairment losses on other assets (net)	2	(26)	(74)	n.a.	(65%)
Gains/(losses) on other assets (net)	117	158	255	(26%)	(38%)
OPERATING PROFIT/(LOSS) BEFORE TAX	10,629	9,181	7,952	16%	15%
Income tax	(2,663)	(2,128)	(1,617)	25%	32%
PROFIT FROM CONTINUING OPERATIONS	7,966	7,053	6,335	13%	11%
Profit/(loss) from discontinued operations (net)	—	(26)	(15)	(100%)	73%
CONSOLIDATED PROFIT FOR THE YEAR	7,966	7,027	6,320	13%	11%
Profit attributable to non-controlling interest	1,112	1,033	799	8%	29%
Profit attributable to the Parent	6,854	5,994	5,521	14%	9%

*	Includes exchange differences (net).

2015 compared to 2014

Retail Banking generated 85% of the operating areas’ profit attributable to the Parent bank in 2015. The evolution of results in euros is affected by average exchange rates.

The €2,669 million increase in Total income was mainly due to a €2,328 million growth in interest income / (charges) spurred by the rise in volumes. By geographic regions the increase in interest income / (charges) was as follows: +€1,303 million in the U.S., +€688 million in the U.K., +€543 million in Continental Europe and -€206 million in Latin America heavily impacted by exchange rates. Further contributing to the rise in total income was the €283 million increase in Net fees and commissions driven by the performance in the U.S. from servicing.

Operating expenses increased by €1,211 million or 7% mainly relating to the U.S. due to the growth of the servicing platform, the setting up of the holding company and regulatory requirements.

Provisions (net) increased by €347 million. This increase was mainly concentrated in the U.S. and Continental Europe, as releases performed in 2014 were not repeated in 2015.

Impairment losses decreased by €378 million or 4% spurred by Spain’s performance, as the process of normalization in a more favorable economic cycle continued, and the U.K. with improved credit quality across the loan portfolios. Partially offsetting these decreases were Mexico and U.S.A. due to lending increases.

Profit attributable to the Parent increased by €860 million mainly due to the rise in interest income / (charges) partly offset by operating expenses.

2014 compared to 2013

Retail Banking generated 86% of the operating areas’ profit attributable to the Parent bank in 2014. The evolution of results in euros is affected by average exchange rates. In addition, SCUSA, which was previously accounted for by the equity method, is fully consolidated in our results as of the date we took control after its public offering and listing in January 2014.

The €2,031 million increase in total income was mainly due to a €2,843 million or 11% growth in net interest income. The increase in net interest income was primarily focused in: (i) Continental Europe and the

U.K. as the reduction in cost of funds offset the decrease in interest income and (ii) in U.S. due to SCUSA’s change in consolidation method. Each of our four business areas (Continental Europe, the U.K., Latin America and the U.S.) improved their total income. Partly offsetting the increase in net interest income was a €845 million decrease in gains/losses on financial assets and liabilities (net) mainly due to a decrease in gains from the management of risks.

Operating expenses increased by €389 million or 2% mainly due to the perimeter effect and the investments made to develop the network and businesses.

Impairment losses increased by €186 million or 2%. The main developments were SCUSA’s change in consolidation method, as well as the decrease in impairments in Latin America mainly concentrated in Brazil.

Profit attributable to the Parent increased by €473 million or 9%, mainly due to the increase in net interest income.

Santander Global Corporate Banking

				Variations
	2015	2014	2013	2015/14	2014/13
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	2,830	2,481	2,361	14%	5%
Income from equity instruments	259	272	265	(5%)	3%
Income from companies accounted for by the equity method	(6)	(2)	(1)	200%	100%
Net fees and commissions	1,425	1,392	1,293	2%	8%
Gains/losses on financial assets and liabilities (net) *	739	749	1,155	(1%)	(35%)
Other operating income/(expenses) (net)	24	31	15	(23%)	107%
TOTAL INCOME	5,271	4,923	5,088	7%	(3%)
Administrative expenses	(1,897)	(1,682)	(1,634)	13%	3%
Depreciation and amortization	(161)	(158)	(148)	2%	7%
Provisions (net)	(51)	(38)	(44)	34%	(14%)
Impairment losses on financial assets (net)	(688)	(552)	(953)	25%	(42%)
Impairment losses on other assets (net)	(37)	(43)	(37)	(14%)	16%
Gains/(losses) on other assets (net)	4	(13)	11	(131%)	n.a.
OPERATING PROFIT/(LOSS) BEFORE TAX	2,441	2,437	2,283	0%	7%
Income tax	(695)	(667)	(633)	4%	5%
PROFIT FROM CONTINUING OPERATIONS	1,746	1,770	1,650	(1%)	7%
Profit/(loss) from discontinued operations (net)	—	—	—	n.a.	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	1,746	1,770	1,650	(1%)	7%
Profit attributable to non-controlling interest	120	145	197	(17%)	(26%)
Profit attributable to the Parent	1,626	1,625	1,453	0%	12%

*	Includes exchange differences (net).

2015 compared to 2014

Santander Global Corporate Banking maintained in 2015 the key pillars of its business model, focused on the customer, the division’s global capacities and its interconnection with local units, while actively managing risk, capital and liquidity.

This segment contributed 20% of the operating areas’ profit attributable to the Parent bank in 2015.

Total income increased by €348 million or 7% (+€385 million or 8% deducting exchange rates) with growth in all products. Eliminating the exchange rate impact the increases by business areas were as follows: (i) Global Transaction Banking +5% against a backdrop of containment of spreads and low interest rates, (ii) Financing Solutions and Advisory 9%, reflecting the soundness of the various businesses, and (iii) Global Markets 1% (good performance in the Americas, Spain and Portugal).

Operating expenses rose €218 million or 12% due to the investments in high potential markets, particularly the UK and Poland.

Impairment losses increased by €130 million or 22% due to higher loan-loss provisions, mainly in Brazil.

Profit attributable to the Parent increased by €1 million impacted by exchange rates as deducting this effect the increase was €27 million. This performance was due to the increase in total income which was partly offset by the costs incurred from the investment in high potential markets and the rise in impairment losses.

2014 compared to 2013

This segment contributed 23% of the operating areas’ profit attributable to the Parent bank in 2014.

Total income decreased €165 million mainly due to lower gains on financial assets and liabilities (€406 million) partially offset by the €99 million increase in net fees and commissions and the €120 million increase in net interest income. The sharp fall in gains on financial assets and liabilities was due to lower trading gains relating to the impact of markets on transactions with customers and valuation adjustments.

Operating expenses increased 3% reflecting investments in high potential markets, particularly in the U.K. and the U.S.

Impairment losses decreased by €395 million or 40% compared with 2013 due to lower loan-loss provisions, after the increase experienced in 2013 in Spain and Mexico.

Profit attributable to the Parent increased by €172 million. This performance was due to the increase in income from fees and commissions, the growth in net interest income and lower provisions, which were offset by the decrease in gains on financial assets and liabilities and higher costs incurred from the investment in franchises under development.

Real Estate Operations in Spain

				Variations
	2015	2014	2013	2015/14	2014/13
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	(41)	(20)	38	105%	(153%)
Income from equity instruments	—	—	—	n.a.	n.a.
Income from companies accounted for by the equity method	(10)	(68)	(42)	(85%)	62%
Net fees and commissions	—	—	15	n.a.	(100%)
Gains/losses on financial assets and liabilities (net) *	151	8	1	n.a.	n.a.
Other operating income/(expenses) (net)	37	49	16	(24%)	n.a.
TOTAL INCOME	137	(31)	28	n.a.	n.a.
Administrative expenses	(224)	(215)	(175)	4%	23%
Depreciation and amortization	(11)	(14)	(14)	(21%)	0%
Provisions (net)	9	(9)	—	(200%)	n.a.
Impairment losses on financial assets (net)	(251)	(321)	(412)	(22%)	(22%)
Impairment losses on other assets (net)	(126)	(83)	(83)	52%	0%
Gains/(losses) on other assets (net)	(142)	(221)	(328)	(36%)	(33%)
OPERATING PROFIT/(LOSS) BEFORE TAX	(608)	(894)	(984)	(32%)	(9%)
Income tax	179	248	295	(28%)	(16%)
PROFIT FROM CONTINUING OPERATIONS	(429)	(646)	(689)	(34%)	(6%)
Profit/(loss) from discontinued operations (net)	—	—	—	n.a.	n.a.
CONSOLIDATED PROFIT FOR THE YEAR	(429)	(646)	(689)	(34%)	(6%)
Profit attributable to non-controlling interest	(9)	6	—	n.a.	n.a.
Profit attributable to the Parent	(420)	(652)	(689)	(36%)	(5%)

*	Includes exchange differences (net).

2015 compared to 2014

The segment, which has a specialized management model, combines (i) the run-off real estate activity in Spain, which includes loans to clients mainly for real estate promotion, where our strategy focuses on a significant reduction of our exposure; (ii) quality real estate operating assets (mainly from our old real estate fund, Santander Banif Inmobiliario); (iii) our subsidiary Metrovacesa; and (iv) certain other assets such as our stake in Sareb.

The Group’s strategy in recent years has been directed at reducing these assets, mainly loans and foreclosed assets. Net loans totaled €2,794 million, which was 33% less than in 2014. They accounted for 0.4% of the Group’s loans and less than 2% of those of Santander Spain.

Gains/losses on financial assets and liabilities (net) increased by €143 million reflecting gains from favorable renegotiation of debt.

Impairment losses on financial assets and Impairment losses on other assets (net) continued a downward trend and experienced a reduction of €27 million directly related to the decrease in net customer lending.

Losses on other assets (net) decreased by €79 million mainly due to a drop in impairments and losses from the sale of foreclosed assets.

Losses attributable to the Parent decreased by €232 million, benefiting for the improvement in Gains/losses on financial assets and liabilities (net) and the fall in impairment losses and losses on other assets.

2014 compared to 2013

Impairment losses on financial assets continued its downward trend and experienced a reduction of €91 million directly related to the decrease in net customer lending.

Losses on other assets (net) decreased by €107 million mainly due to a drop in impairments and losses from sale of foreclosed assets.

Losses attributable to the Parent decreased €37 million, mainly due to a fall in impairment losses and decreased losses on other assets.

Financial Condition

Assets and Liabilities

Our consolidated total assets were €1,340,260 million at December 31, 2015, a €73,964 million increase from total assets of €1,266,296 million at December 31, 2014. Our gross loans and advances to corporate clients, individual clients and government and public entities, including the trading portfolio, other financial assets at fair value and loans, increased by 7.3% to €817,365 million at December 31, 2015, from €761,928 million at December 31, 2014.

In the Group overall, the impact of exchange rates on the variation in lending to customers was zero, and just one negative percentage point on the variation in customer funds. However, by unit, the impact was significant in the United States (+13 percentage points), the United Kingdom (+6 percentage points), Chile (-5 percentage points), Mexico (-6 percentage points), Brazil (-28 percentage points) and Argentina (-42 percentage points).

The change in the scope of consolidation had a slight positive effect on the year-on-year variation in lending, in the area of consumer finance (mainly due to the implementation of the agreement with PSA), and the addition at the end of December 2015 of the assets and liabilities acquired from Banco Internacional do Funchal (Banif) in Portugal.

Customer deposits, which comprise deposits from clients and securities sold to clients under agreements to repurchase, increased by 5.5% from €647,627 million at December 31, 2014, to €683,122 million at December 31, 2015, affected by exchange rates. Other managed funds, including mutual funds, pension funds, managed portfolios and savings-insurance policies, decreased by 0.4% from €141,369 million at December 31, 2014 to €140,741 million at December 31, 2015. The general strategy of reducing time deposits and growing demand accounts and investment funds continued, with practically all of the regions achieving growth in both.

During 2015, the Group issued senior debt amounting to €66,223 million (including Santander UK’s medium term program and covered bonds) and subordinated debt amounting to €4,787 million. As regards securitization activities, in 2015 the Group’s subsidiaries placed several securitizations for a total amount of €14,379 million, mainly through the Santander Consumer Finance units. In turn, there were senior debt (including Santander UK’s medium term program and covered bonds) maturities totaling €69,295 million.

Regarding other balance sheet items, goodwill totaled €26,960 million, which was €588 million less than in 2014, mainly explained by the variation in the exchange rate of the Brazilian real against the euro.

The financial assets available for sale totaled €122,036 million in December 2015, which was €6,786 million (5.9%) more than at the end of 2014. This increase was located mainly in Spain, the United States and Mexico.

Capital

Stockholders’ equity, net of treasury stock, at December 31, 2015, was €88,040 million, an increase of €7,235 million or 9.0% from €80,805 million at December 31, 2014, mainly due to the €7,500 million capital and additional paid-in capital increase after the January 8, 2015, transaction (see “Item 4. Information on the Company—A. History and development of the company—Principal Capital Expenditures and Divestitures—Acquisitions, Dispositions, Reorganizations—Capital Increases”) and an increase in reserves partially offset by an increase of negative valuation adjustments, principally exchange differences.

In regulatory terms, phase-in eligible equity was €84,346 million, which gave a total capital ratio of 14.40% and a common equity Tier 1 (CET1) ratio of 12.55%. This ratio was 280 basis points above the 9.75% minimum that the European Central Bank (under its Supervisory Review and Evaluation Process) established for Grupo Santander in 2016 on a consolidated basis (including the 0.25% derived from being a global systemically important bank).

In fully-loaded terms, the CET1 at the end of 2015 was 10.05%, the goal set at the start of the year and an increase of 40 basis points in the year (excluding the capital increase). The rise was 50 basis points before nonrecurring net capital gains and provisions.

The fully-loaded total capital ratio was 13.05% (+130 basis points in the year), as to the rise in the CET1 was added the favorable impact from the eligibility of the hybrid issues made.

On February 3, 2016, the European Central Bank approved the use of the Alternative Standardized Approach for the calculation of capital requirements at the consolidated level for operational risk to Banco Santander Brazil. As this approval was dated subsequently to the presentation of financial results, the impact on the Group’s risk weighted assets (-€7,836 million), and consequently on its capital ratios, were not taken into account in the figures published on January 27, 2016, which are presented herein.

Qualitatively speaking, the Group has solid and appropriate ratios for its business model, balance sheet structure and risk profile. The fully-loaded leverage ratio (as established by regulation 2015/621) was 4.7%.

See “Item 4. Information on the Company—B. Business Overview—Supervision and Regulation—Capital Adequacy Requirements”.

B. Liquidity and capital resources

Management of liquidity

For information about our liquidity risk management process, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Part 2. Risk management and control model – Advanced Risk Management (ARM)” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Part 5. Liquidity and funding risk”.

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

At December 31, 2015, we had outstanding €205.0 billion of senior debt, of which €62.4 billion were mortgage bonds and €23.0 billion were promissory notes. Additionally, we had €21.2 billion in outstanding subordinated debt (which includes €6.7 billion preferred securities and €0.4 billion in preferred shares).

The following table shows the average balances during the years 2015, 2014 and 2013 of our principal sources of funds:

	2015	2014	2013
	(in millions of euros)
Due to credit entities	166,712	132,505	129,610
Customer deposits	685,075	629,460	632,339
Marketable debt securities	202,657	189,765	188,954
Subordinated debt	19,472	17,302	16,645

Total	1,073,916	969,032	967,548

The average maturity of our outstanding debt as of December 31, 2015 is as follows:

(1) Senior debt	6.6 years
(2) Mortgage debt	14.4 years
(3) Dated subordinated debt	7.2 years

For more information see notes 22.b, 23.a and 51.a to our consolidated financial statements.

The cost and availability of debt financing are influenced by our credit ratings. A reduction in these ratings could increase the cost of and reduce our market access to debt financing. Our credit ratings are as follows:

	Long-Term	Short-Term	Outlook

Moody’s	A3	P-2	Positive
Standard & Poor’s	A-	A-2	Stable
Fitch	A-	F2	Stable
DBRS	A	R-1 (low)	Stable

Our total customer deposits, excluding assets sold under repurchase agreements, totaled €645.7 billion at December 31, 2015. Loans and advances to customers (gross) totaled €817.4 billion at the same date.

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

We, Grupo Santander, are a European, Latin American and North American financial group. Although in some jurisdictions limitations have been imposed on dividend payments under the new, much stricter capital adequacy regulations, we are not aware of any current material legal or economic restrictions on the ability of our subsidiaries to transfer funds to the Bank (the Parent company) in the form of cash dividends, loans or advances, capital repatriation and other forms, or to have access to foreign currency at the official exchange rate, other than the limitations related to the objections to our U.S. subsidiary’s capital plan issued by the Federal Reserve Board in connection with its annual Comprehensive Capital Analysis Review (CCAR7) process. Nevertheless, there is no assurance that in the future such restrictions will not be adopted or how they would affect our business. Anyway, the geographic diversification of our businesses limits the effect of any restrictions that could be adopted in any given country.

We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies.

As of December 31, 2015, and to the present date, we did not, and presently do not, have any material commitments for capital expenditures.

C. Research and development, patents and licenses, etc.

During 2015, 2014 and 2013, we spent €1,481 million, €1,345 million and €1,229 million, respectively, in research and development activities in connection with information technology projects.

[7]	CCAR is a framework used by the Federal Reserve Board to review the capital planning processes of large U.S. bank holding companies.

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

Our aim is to be the best retail and commercial bank earning the lasting loyalty of our employees, customers, shareholders and communities. The Group’s commercial transformation will continue with the objective of improving the return on capital employed. In order to achieve this, the focus was placed on the following strategic priorities:

1.	In relation to the businesses, the Group seeks to improve the commercial franchises and customer service. In particular, it is already undertaking the transformation of commercial banking, growing in SMEs and companies and in consumer finance. In general, there is an opportunity to gain business share in many of the markets in which the Group operates.

2.	Continuing to have one of the best efficiency ratios in the industry. With lower interest rates and moderate growth in certain countries, it is essential to do more at a lower cost in order to improve returns. To this end, on Investor Day it was announced that the cumulative savings under the efficiency plan, which was expected to end in 2016 and will now end in 2018, would be increased from €2 billion to €3 billion.

3.	Best in class efficiency must go hand in hand with operational excellence which implies the digital transformation of the Bank: a simplification of internal processes that help the Group to be more efficient and to provide better customer service.

4.	The more efficient use of capital has been a growing priority in recent years. In view of the higher capital requirements for banking, it is essential to optimize the use of risk-weighted assets.

5.	The reinforcement of risk management, a traditional priority in well-managed entities, has also become more important in the current environment. Significant measures have been launched in the last two years on which work will continue. The most notable of these measures is the fostering of local implementation of the risk appetite at the Group units and the launch of the Advanced Risk Management Program (ARM), with which Santander’s aims to construct its future through the timely management of all risks.

6.	In order to implement all these strategies it is necessary to have employees who are qualified, motivated and aligned with the Bank’s policies. The improvement of human resources management is fundamental, and the Group is carrying this out through a new talent management model to enable it to identify and harness employees’ potential, thus pursuing Santander’s objective of being a better place to work.

7.	And finally, as a result of all these strategic actions, Santander expects to achieve higher returns for shareholders. As has already been announced to the market, the Group aims to position the return on tangible equity at 13% by 2018, improve the efficiency ratio, increase dividends in line with the Group’s profits and pay them largely in cash. All of which is compatible with an increase in capital ratios. Specifically, at the latest Investor Day, Santander announced its objective of achieving a fully-loaded CET1 capital ratio of 11% in 2018.

Our corporate culture is based on everything we do should be Simple, Personal and Fair.

•	A simple bank offers its customers a service that is convenient and products that are easy to understand, however and whenever they choose to bank. It makes its processes better every day, so they are easy and clear for customers and its team.

•	A personal bank treats its customers as valued individuals, providing a professional, personal service they can trust. It supports colleagues to develop their skills and achieve their ambitions.

•	A fair bank treats people as they like to be treated – and it earns investors an adequate and sustainable return, while contributing its share to help communities.

Outlook

The forward-looking statements included above and in the following section are based on the current beliefs and expectations of our management, including the macroeconomic expectations described below, and are subject to significant risks and uncertainties. These risks and uncertainties could cause the Group’s actual results to differ materially from those set forth in such forward-looking statements. See the sections entitled “Forward-Looking Statements” and “Risk Factors” of this annual report.

According to the International Monetary Fund, the outlook for the world economy in 2016 is for growth of somewhat in excess of 3%, underpinned by a slight improvement in the advanced economies and stability in the emerging economies.

The advanced economies have recorded a clear, albeit gradual improvement in recent years, which will continue in 2016. Easier financial conditions, fiscal policy that is no longer contracting, balance-sheet adjustments and the price of commodities are the reasons for this improvement. However, not all these economies are in the same position. The United States and the United Kingdom are in a relatively advanced phase of the cycle, with projected growth rates of around 2%, which is similar to or somewhat above their potential, and their unemployment rates are practically at levels of full employment. Despite this, so far there is no apparent pressure on prices. The euro area is at a more incipient stage of recovery with a trend of accelerating growth (expected growth of 1.7% in 2016) although the unemployment rate is still high, and both current inflation and the medium-term forecasts are still off target. In addition, various different situations coexist within the euro area. For example, Germany is working at full capacity (its cyclical position is closer to those of the US or the UK) and will grow at a rate of at least 1.5%, somewhat above potential. Spain will continue to show notable dynamism, with projected growth rates of close to 3%.

The emerging economies as a whole will maintain growth of around 4%, according to the IMF’s latest projections. Various factors explain these developments: the gradual slowdown in China, where the sustainable growth rate has fallen, low commodity prices and a certain tightening of financial conditions tied to the beginning of the Fed’s rate rise process. This situation varies considerably depending on each country’s sensitivity to the factors outlined above, the accumulated imbalances of recent years and the ability to apply the appropriate policies. Latin America could again post zero or slightly negative growth in 2016, though this conceals different situations. Brazil will continue to be in recession, Argentina will undertake profound reforms and Chile and Mexico expect to see growth of around 2-3%, relatively modest rates due to the adverse international environment -especially for Mexico-. Growth in Poland is expected to once again exceed 3%, with a new executive considering more expansive policies. The expansionary impact of the fall in commodity prices in advanced countries and the monetary and fiscal policy stimulus -or weaker adjustment- measures in China, the US, Japan and the euro area enable the risk to growth and the risk of deflation to be mitigated. However, as in recent years, the risk balance continues to be downward, albeit less steep, and economic policies allow limited room for maneuver.

The risks are fundamentally related to how events unfold in (i) China, with its ability to sustain growth rates above 6% at the same time as it adjusts its imbalances, (ii) the Fed’s success in gradually progressing in the normalization of its monetary policy, (iii) the stabilization of commodities prices, (iv) the provision of liquidity to avoid sharp adjustments in the markets, (v) the ECB’s determination to handle potential shocks and other more local events that might have international repercussions.

Following is a brief description of the management priorities and macroeconomic expectations of the main units in 2016:

Europe

United Kingdom. The economy will continue to grow at a good clip although this growth will be supported to a lesser extent by consumption. There will be a moderate recovery in credit, but loan balances to companies will continue to be weak. Against this backdrop, the Bank will continue to seek excellence by prioritizing customers’ needs.

Spain. GDP growth will continue to be among the highest in Europe. A gradual recovery in credit should begin to be discernible, especially in lending to consumers and companies, although overall growth will be slight, still held back by mortgages. In this connection, Santander seeks to have a larger presence (gaining market share in SMEs and progressing in the Bank’s digital transformation) and to offer better service quality. The real estate operations segment in Spain will maintain its strategy of reducing assets, mainly reducing exposure to credits.

Santander Consumer Finance. Taking advantage of its positioning in the European consumer finance market, this area aims to complete the scheduled joint venture processes and take advantage of their growth potential. Its priorities will be centered on (i) increasing and improving the vehicle financing business through agreements with brands and customer loyalty, (ii) completing the integration agreement with Banque PSA Finance, and (iii) strengthening the consumer business through pan-European agreements and increasing its presence through digital channels.

Portugal. With the economy returning to a higher rate of growth, underpinned by domestic demand and a banking sector still undergoing deleveraging, in 2016 Santander will focus on managing the integration of the customers and volumes acquired from Banco Internacional do Funchal (Banif).

Poland. From a leadership position in profitability and digital services, Poland has as main targets for the year to make progress in the digital transformation of the distribution network and improving efficiency and profitability.

Americas

Brazil. Although we are not immune to the country’s current recession, the improvement in the franchise over the last few years enables us to better face the current environment. We have management tools to take advantage of high interest rates and inflation, and in 2016 we will focus on selective business growth, operational efficiency and risk control.

Mexico. In a market of moderate growth and good commercial dynamic, Santander should harness its market-share gains in key segments (SMEs, companies and mortgages) to consolidate its position.

Chile. In a recovering economy in a less favorable external environment, the bank’s strategy will focus on improving the quality of customer service, which will lead to an improvement in loyalty.

United States. In 2016 Santander will continue to strengthen governance structures with a view to improving the management of the business and making progress vis-à-vis compliance with the regulator’s requirements. The commercial management priorities by unit will be as follows:

•	To improve the loyalty of Santander Bank customers and the experience provided to them by increasing multichannel banking capacity and offering more, simpler products.

•	At Santander Consumer USA, to harness the potential of the agreement with Chrysler, to increase the penetration rate and to continue to optimize the mix of the assets retained and those sold.

•	In Puerto Rico, the priority will be the integration of the Puerto Rican entities in SHUSA. The Group will look to generate business by giving priority to target markets and always maintaining loan quality. In deposits, the strategy of retaining cheap deposits and holding appropriate levels of liquidity will be maintained.

E. Off-balance sheet arrangements

As of December 31, 2015, 2014 and 2013, we had outstanding the following contingent liabilities (for more information see note 35 to our consolidated financial statements):

	2015	2014	2013
	(in millions of euros)
Contingent liabilities:
Financial guarantees and other sureties	14,648	13,383	13,479
Irrevocable documentary credits	2,139	2,381	2,430
Other guarantees	23,047	28,006	24,690
Other contingent liabilities	281	308	450

	40,115	44,078	41,049

F. Tabular disclosure of contractual obligations

The following table summarizes our contractual obligations by remaining maturity at December 31, 2015:

Contractual obligations

(in millions of euros)	Less than 1 year	More than 1 year but less than 3 years	More than 3 years but less than 5 years	More than 5 years	Total

Deposits from central banks and from credit institutions	88,676	46,996	6,294	6,113	148,079
Customer deposits	572,675	41,810	8,163	24,930	647,578
Marketable debt securities	60,377	55,689	30,877	54,713	201,656
Subordinated debt	2,103	2,193	4,126	12,731	21,153
Liabilities under insurance contracts (1)	566	13	14	34	627
Operating lease obligations	496	488	340	1,608	2,932
Capital lease obligations	58	46	39	94	237
Purchase obligations	2	2	2	—	6
Other long-term liabilities (2)	1,858	3,507	3,321	8,352	17,038
Contractual interest payments (3)	9,101	6,513	6,034	31,166	52,814

Total	735,912	157,257	59,210	139,741	1,092,120

(1)	Includes life insurance contracts in which the investment risk is borne by the policy holder and insurance savings contracts.
(2)	Other long-term liabilities relate to pensions and similar obligations and include the estimated benefit payable for the next ten years.
(3)	Calculated for all Deposits from credit institutions, Customer deposits, Marketable debt securities and Subordinated debt assuming a constant interest rate based on data as of December 31, 2015 over time for all maturities, and those obligations with maturities of more than five years have an average life of ten years.

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

G. Other disclosures

Higher-Risk Loans

Grupo Santander does not have any significant exposure to higher-risk loans. Our credit profile is focused on retail banking with a medium-low risk profile8 and with broad diversification both by geography and segment, and 61% of the Group’s total loan portfolio is secured (in most cases, by real estate).

[8]	See further information regarding medium-low risk profile in Item 11. Quantitative and Qualitative Disclosures About Market Risk. Part 2. Risk management and control model - Advanced Risk Management (ARM) - 3. Management processes and tools – 3.1.Risk appetite and limits structure - Banking business model and fundamentals of the risk appetite.

Mortgages to individuals represent approximately 36% of the Group’s total lending. These mortgages are focused on our core markets, Spain and the U.K., and are mainly residential mortgages with a low risk profile, low non-performing ratios and an appropriate coverage ratio. This low risk profile produces low related losses.

In Spain, at December 31, 2015, the loan portfolio and thus its risk profile mainly comprises primary residence loans with an affordability rate close to 28%. Residential mortgages represent around 29% of the total loans and advances to customers (excluding the public sector) within the business in Spain, a 69% of which has a LTV at inception lower than 80%.

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

The U.K.’s mortgage portfolio is focused on primary residence mortgages with high risk quality in terms of LTV (45.3% as of December 31, 2015). Certain portfolios that may present higher risks than others (interest only, flexible loans, loans with LTV greater than 100%, buy to let), are subject to strict lending policies to mitigate risks. Furthermore, their performance is continuously monitored to ensure an adequate control.

The Group manages, in a separate unit, run-off real estate activity in Spain, which includes loans to clients mainly for real estate promotion, and has a specialized management model, stakes in real estate companies and foreclosed assets.

The Group’s strategy in the last few years has been to reduce the volume of these loans which at the end of 2015 stood at €6,991 million in net terms (around 2% of loans in Spain and less than 1% of the Group’s loans).

Changes in Practices

There have not been any significant changes in policies and practices in response to the effects of the current economic environment that might affect the quality of the credit information presented. This is due to the fact that the following policies and practices already formed part of our normal course of business:

a) Medium-low risk profile of the portfolio

Our risk profile is characterized by the prevalence of primary residence loans and a low affordability rate, which leads to a medium-low risk profile for the mortgage portfolio. This is due to the establishment of risk management frameworks and policies that reflect our risk management principles.

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

c) Allowances for credit losses and internal model

As of July 2008, the Bank of Spain had approved for regulatory capital calculation purposes the Group’s internal models affecting the vast majority of the Group’s credit risk net exposure. The Bank of Spain will continue to review the models for the purpose of calculating allowances for loan losses. The calculation obtained based on the output parameters of internal models is consistent with the best estimate of the Group as to the probable losses using possible scenarios which rely on the approved internally developed models, and which constitute an appropriate basis for determining loan loss allowances. While these models are not yet approved by the Bank of Spain for loan loss allowance calculation, we are required to calculate the allowances according to the instructions described in “Item 4. Information on the Company – B. Business overview – Classified Assets”, and are subject to continuing review by Bank of Spain, and subsequent continuous improvement of the processes within our internal model. The difference between loan loss provisions calculated using internal models and those calculated under Bank of Spain guidance, was not material for each one of the three years ended December 31, 2015, 2014 and 2013.

Other

We use credit derivatives to cover loans and trading transactions. The volume of this activity is subject to strict internal controls that minimize operational risk. Risk in these activities is controlled via a series of limits such as VaR, nominal by rating, sensitivity to the spread by rating and name, and sensitivity to the rate of recovery and to correlation. Jump-to-default limits are also set by geographic area, sector and liquidity.

Exposures related to complex structured assets

We have a very limited exposure to complex structured assets. See “Item 11. Quantitative and Qualitative Analysis About Market Risk—Part 4. Trading market and structural risk”.

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

Our board of directors holds its meetings in accordance with an annual calendar. The Rules and Regulations of the Board9 provide that the board shall hold not less than nine annual ordinary meetings; in 2015, it met 21 times. Our board of directors elects our chairman, vice chairmen and chief executive officer from among its members. Between board meetings, lending and other board powers reside with the executive committee (comisión ejecutiva) and with the executive risk committee (comisión delegada de riesgos) of our board of directors.

The chairman of the board is the executive chairman and the highest-ranking officer of the Bank (article 48.1 of the Bylaws and article 8.5 of the Rules and Regulations of the Board) and accordingly, all the powers that may be delegated under the Law, our Bylaws and the Rules and Regulations of the Board have been delegated to him.

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

Members of our senior management are appointed and removed by the board.

[9]	The Rules and Regulations of the Board of Directors are available on the Group’s website, which does not form part of this annual report on Form 20-F, at www.santander.com under the heading “Information for shareholders and investors—Corporate governance—Rules and Regulations of the Board of Directors”.

The current members of our board of directors are:

Name	Position with Banco Santander	Director since
Ana Botín (1)	Chairman	1989

José Antonio Álvarez	Chief executive officer	2015

Bruce Carnegie-Brown	Vice chairman	2015

Rodrigo Echenique	Vice chairman	1988

Matías R. Inciarte	Vice chairman	1988

Guillermo de la Dehesa	Vice chairman	2002

Ignacio Benjumea	Director	2015

Javier Botín (1)	Director	2004

Sol Daurella	Director	2015

Carlos Fernández	Director	2015

Esther Giménez-Salinas	Director	2012

Ángel Jado	Director	2010

Belén Romana	Director	2015

Isabel Tocino	Director	2007

Juan Miguel Villar-Mir	Director	2013

(1)	Ana Botín and Javier Botín are siblings.

Our current executive officers are:

Name	Position with Banco Santander

Ana Botín	Group executive chairman and chairman of the executive committee

José Antonio Álvarez	Chief executive officer

Rodrigo Echenique	Executive vice chairman

Matías R. Inciarte	Executive vice chairman

Rami Aboukhair	Executive vice president, Spain

Juan Manuel Cendoya	Executive vice president, communication, corporate marketing and research

José Francisco Doncel	Executive vice president, Group chief accounting officer

José G. Cantera	Executive vice president, Group chief financial officer

Juan Guitard	Executive vice president, Group chief audit executive

J. Peter Jackson*	Executive vice president, innovation

Mónica López-Monís	Executive vice president, Group chief compliance officer

Javier Maldonado	Executive vice president, costs

Víctor Matarranz	Executive vice president, chairman’s office and strategy

José Luis de Mora	Executive vice president, corporate development

José María Nus	Executive vice president, Group chief risk officer

Jaime P. Renovales	Executive vice president, General secretary’s office and human resources

Andreu Plaza	Executive vice president, Technology and operations

Jacques Ripoll	Executive vice president, global banking and markets

Ángel Rivera	Executive vice president, retail and commercial banking

Magda Salarich	Executive vice president, consumer finance

Francisco Javier San Félix	Executive vice president, retail and commercial banking

Juan Manuel San Roman	Executive vice president, strategic alliances in asset management and insurance

José Antonio Villasante	Executive vice president, universities

*	This appointment is subject to regulatory authorization.

The following is a summary of the relevant business experience and principal business activities of our current directors and executive officers:

Ana Botín (chairman of the board of directors and of the executive committee, the innovation and technology committee and the international committee)

Born in 1960. Joined the board of directors in 1989. Graduate in Economics. Joined the bank after a period at JP Morgan (1980-1988). Ms. Botín was appointed executive vice president of Banco Santander, S.A. in 1992, after having served as executive chairman of Banesto from 2002 to 2010 and chief executive officer of Santander UK from 2010 to 2014. Other significant positions: She is a non-management director of The Coca-Cola Company. She is also a member of the board of Deusto Business School and of the Financial Services Trade and Investment Board (FSTIB), created by the British Ministry of Economy to promote the financial services industry of the United Kingdom. She is also Dame Commander of the British Empire, Business Ambassador of the government of the United Kingdom and member of the Trilateral Commission and of the advisory board of Saïd Business School (University of Oxford).

José Antonio Álvarez (chief executive officer)

Born in 1960. Joined the board of directors in 2015. Graduate in Economics and Business Administration. Earned an MBA from the University of Chicago. Joined the bank in 2002 and was appointed Group chief financial officer in 2004. Other significant positions: Mr. Álvarez serves on the boards of Banco Santander (Brasil), S.A. and SAM Investment Holdings Limited. He was also a board member at Santander Consumer Finance, S.A. and Santander Holdings USA, Inc. and a member of the supervisory boards of Santander Consumer AG, Santander Consumer Holding GMBH, and Bank Zachodni WBK, S.A. Furthermore, he served as a board member of Bolsas y Mercados Españoles (BME).

Bruce Carnegie-Brown (vice chairman of the board of directors, lead director, chairman of the appointments committee, the remuneration committee and the risk supervision, regulation and compliance committee)

Born in 1959. Joined the board of directors in 2015. Mr. Carnegie-Brown holds an M.A. degree in English Language and Literature from Oxford University. Other significant positions: Previously, he was non-management chairman at Aon UK Ltd, founder and managing partner of the listed private equity division of 3i Group plc, and president and CEO of Marsh Europe. He also held several positions at JP Morgan Chase and Bank of America. Furthermore, he was a lead independent director at Close Brothers Group plc (2008-2014) and Catlin Group Ltd (2010-2014). He is currently non-management chairman at Moneysupermarket.com Group plc and non-management director at Santander UK plc.

Rodrigo Echenique (vice chairman of the board of directors)

Born in 1946. Joined the board of directors in 1988. Graduate in Law and State Attorney. Other significant positions: Mr.Echenique served as chief executive officer of Banco Santander, S.A. from 1988 to 1994. He has served on the boards of several industrial and financial companies such as Ebro Azúcares y Alcoholes, S.A. and Industrias Agrícolas, S.A. and chaired the advisory board of Accenture, S.A. Mr.Echenique was also a non-management chairman of NH Hotels Group, S.A., Vocento, S.A. and Vallehermoso, S.A. He currently is a non-management director at Inditex, S.A. and chairs the board of directors of Metrovacesa, S.A.

Matías R. Inciarte (vice chairman of the board of directors and chairman of the executive risk committee)

Born in 1948. Joined the board of directors in 1988. Graduate in Economics and a Government Economist. Mr.Inciarte studied Business Administration at the Massachusetts Institute of Technology (MIT). Other significant positions: He was Minister of the Presidency from 1981 to 1982 and technical general secretary of the Ministry of Economy, general secretary of the Ministry of European Community Relations and deputy Secretary of State to the President. He currently chairs the boards of Unión de Crédito Inmobiliario, S.A.; the Fundación Princesa de Asturias and the board of trustees of Universidad Carlos III de Madrid. He is also non-management director of Sanitas, S.A. de Seguros, Financiera Ponferrada, S.A., SICAV, and Financiera El Corte Inglés E.F.C.

Guillermo de la Dehesa (vice chairman of the board of directors)

Born in 1941. Joined the board of directors in 2002. Government Economist and office head at the Bank of Spain (on leave of absence). Mr.de la Dehesa is an international advisor at Goldman Sachs International. Other significant positions: He served as state secretary of Economy, secretary-general of Commerce and chief executive officer of Banco Pastor, S.A. He currently acts as non-management vice-chairman of Amadeus IT Holding, S.A., honorary chairman of the Centre for Economic Policy Research (CEPR) in London, and

member of the Group of Thirty in Washington, DC. He also chairs the board of trustees of the IE Business School and is non-management chairman of Aviva Grupo Corporativo, S.L. and Aviva Vida y Pensiones, S.A. de Seguros y Reaseguros.

Ignacio Benjumea

Born in 1952. Joined the board of directors in 2015. Holds a degree in law from Universidad de Deusto and a joint degree in Business Administration and Law from the E-3 program at ICADE. He is a State Attorney. He currently is vice-chairman of the Fundación de Estudios Financieros and serves on the board of trustees and the executive committee of Fundación Banco Santander. Other significant positions: He was senior executive vice president, general secretary and secretary of the board of Banco Santander, S.A., Banco Santander de Negocios and Santander Investment, and director of the two latter companies. He was also technical general secretary of the Ministry of Employment and Social Security, general secretary of Banco de Crédito Industrial and director of Dragados, S.A., Bolsas y Mercados Españoles (BME) and of the Governing Body of the Madrid Stock Exchange.

Javier Botín

Born in 1973. Joined the board of directors in 2004. Graduate in Law. Mr.Botín serves as executive chairman and chief executive officer of JB Capital Markets, Sociedad de Valores, S.A.U. Other significant positions: Mr.Botín also collaborates with numerous not-for-profit institutions in addition to his work in the financial sector. Since 2014, Mr.Botín has been the executive chairman of the Fundación Botín and trustee of the Fundación Princesa de Gerona and the Instituto de Investigaciones Prehistóricas de Cantabria.

Sol Daurella

Born in 1966. Joined the board of directors in 2015. Graduate in Business Studies with an MBA in Business Administration. Ms. Daurella is the executive chairwoman at Olive Partners, S.A. and holds other positions at Cobega Group companies. Other significant positions: Ms. Daurella has served on the board of the Círculo de Economía and was an external independent director at Banco Sabadell, S.A., Ebro Foods, S.A. and Acciona, S.A. She is also Honorary Consul-General for Iceland in Catalonia.

Carlos Fernández

Born in 1966. Joined the board of directors in 2015. An Industrial Engineer, Mr.Fernández earned a graduate degree in Business Administration at the Instituto Panamericano de Alta Dirección de Empresa. He currently chairs the board of directors of Finaccess, S.A.P.I. Other significant positions: Mr.Fernández also serves on the board of the Modelo Group.

Esther Giménez-Salinas

Born in 1949. Joined the board of directors in 2012. PhD in Law. Ms. Giménez-Salinas is emeritus Professor at the Universidad Ramon Llull. She also serves on the boards of Unibasq and Aqu (quality agencies of the basque and catalan university system) and Gawa Capital Partners, S.L. and she is a member of the advisory committee of Endesa-Catalunya. Other significant positions: Previously, she had been the vice-chancellor of the Universidad Ramon Llull, member of the Spanish General Council of the Judiciary, member of the Standing Committee of the Conference of Spanish University Vice-Chancellors (CRUE) and executive vice president of the Centre for Legal Studies of the Department of Justice of the government of Catalonia.

Ángel Jado

Born in 1945. Joined the board of directors in 2010. Graduate in Law and Business Administration. Other significant positions: Mr.Jado served on the boards of Banco Santander from 1972 to 1999, and Banco Banif, S.A. from 2001 to 2003. Currently holds several positions in investment trusts.

Belén Romana

Born in 1965. Joined the board of directors in 2015. Graduate in Business and Economics from Universidad Autónoma de Madrid, and Government Economist. Ms. Romana serves as a non-management director at Aviva plc in London. Other significant positions: Ms. Romana was the director-general for Economic Policy and head of the Spanish Treasury of the Ministry of Economy of the Spanish government. She also served on the boards of the Bank of Spain and the Spanish National Securities Market Commission. A former board member at the Instituto de Crédito Oficial and other entities on behalf of the Spanish Ministry of Economy. She served as President (Executive and Chair of the Board) of the asset management company, Sareb.

Isabel Tocino

Born in 1949. Joined the board of directors in 2007. PhD in Law. Ms. Tocino has completed senior management programs at IESE and the Harvard Business School. Tenured lecturer at the Universidad Complutense de Madrid. Other significant positions: She served as Minister of the Environment, president of the Committee for European Affairs and the Foreign Affairs Committee of the Spanish Congress of Deputies, as well as executive chairman for Spain and Portugal and vice-chairman for Europe of Siebel Systems. She currently is an elected member of the Spanish State Council, a member of the Spanish Royal Academy of Doctors and a non-management director of ENCE Energía and Celulosa, S.A., Naturhouse Health, S.A. and Enagás, S.A.

Juan Miguel Villar-Mir (chairman of the audit committee)

Born in 1931. Joined the board of directors in 2013. Doctorate in Civil Engineering, graduate in Law with a certificate in Industrial Organization. Mr.Villar serves as chairman of Grupo OHL and Grupo Villar Mir and represents these entities as vice chairman and director at Abertis Infraestructuras S.A. and Inmobiliaria Colonial, S.A. Other significant positions: Mr.Villar was Minister of Finance and vice president for Economic Affairs from 1975 to 1976. He also acted as chairman at Electra de Viesgo, Altos Hornos de Vizcaya, Hidro Nitro Española, Empresa Nacional de Celulosa, Empresa Nacional Carbonífera del Sur, Cementos del Cinca, Cementos Portland Aragón, Puerto Sotogrande, Fundación COTEC and the National College of Civil Engineering. He is also currently Professor of Business Organization at the Technical University of Madrid, a full member of the Spanish Royal Academy of Engineering and the Spanish Royal Academy of Moral and Political Sciences, an honorary member of the Spanish Royal Academy of Doctors and a supernumerary member of the Spanish Royal Academy of Economic and Financial Sciences.

Rami Aboukhair

Born in 1967. He joined the Group in 2008 as director of Santander Insurance and head of products and marketing. He also served as managing director of products, marketing and customers in Banesto and as managing director and head of retail banking in Santander UK. In 2015, he was appointed country head for Santander Spain.

Juan Manuel Cendoya

Born in 1967. He joined the Bank in July 2001 as executive vice president and head of the communication, corporate marketing and research division. Formerly, he was head of legal and tax department of Bankinter, S.A. He is member of the Spanish Central Administration Attorneys Group.

José Doncel

Born in 1961. He joined the Group in 1989 as responsible for accounting. He also served as head of accounting and financial management in Banesto (1994-2013). In 2013, he was appointed executive vice president and head of the internal audit division. In 2014, he was appointed head of the financial accounting and control division. Currently, he serves as Group Chief Accounting Officer.

José G. Cantera

Born in 1966. He joined the Group in 2003 as vice president of global wholesale banking of Banesto. In 2006, he was appointed Banesto’s chief executive officer. Formerly, he was member of the executive committee of Citigroup EMEA and member of the board of directors of Citigroup Capital Markets Int. Ltd. and Citigroup Capital Markets UK. In 2012, he was appointed executive vice president of global wholesale banking. Currently, he serves as Group Chief Financial Officer.

Juan Guitard

Born in 1960. He joined the Group in 1997 as head of Human Resources of Santander Investment, S.A. He was also General Counsel and Secretary of the Board of Santander Investment, S.A. and Banco Santander Negocios. In 2013, he was responsible for the Bank’s risk division. In November 2014, he was appointed head of the internal audit division. Currently, he serves as Chief Audit Executive. He is member of the Spanish Central Administration Attorneys Group.

J. Peter Jackson

Born in 1975. He joined the Group in 2016 as senior executive vice president and head of the corporate Innovation area. Previously, he was chief executive officer of Travelex and he also served as managing director in Lloyds Banking Group.

Mónica López-Monís

Born in 1969. She joined the Group in 2009 as General Secretary and Board Secretary of Banesto. Formerly, she was general secretary of Aldeasa, S.A. She also served as General Secretary of Bankinter, S.A. In 2015 she was appointed executive vice-president of Banco Santander, S.A. and Group chief compliance officer. She is member of the Spanish Central Administration Attorneys Group.

Javier Maldonado

Born in 1962. He joined the Group in 1995 as head of the international legal division of Banco Santander de Negocios. He was in charge of several positions in Santander UK. He was appointed senior executive vice president of Banco Santander S.A. and head of coordination and control of regulatory projects in 2014. He currently serves as senior executive vicepresident and head of costs.

Víctor Matarranz

Born in 1976. He joined the Group in 2012 as head of strategy and innovation in Santander UK. In 2014, he was appointed senior executive vice president and head of Group strategy and of the executive chairman’s office. Previously, he held several positions in McKinsey&Company, where he became partner.

José Luis de Mora

Born in 1966. He joined the Group in 2003. Since 2003, he has been in charge of developing the strategic plan and the group acquisitions. In 2015, he was appointed executive vice president and head of corporate development.

José María Nus

Born in 1950. He joined the Group in 1996 as executive director and chief risk officer of Banesto. In 2010, he was appointed executive director of Santander UK and chief risk officer. Formerly, he served as executive vice president in Argentaria and Bankinter. Currently, he serves as Group Chief Risk Officer.

Jaime Pérez Renovales

Born in 1968. Joined the Group in 2003 as General Secretary and Board Secretary of Banesto. In 2009 he was appointed deputy general secretary, deputy board secretary and head of legal affairs of the Bank. In 2015, he was appointed Board Secretary and head of General secretary’s office and human resources. Formerly, he was under-secretary for the Presidency of the Spanish Government and chairman of the Committee for Public Administration Reform (CORA). He is member of the Spanish Central Administration Attorneys Group.

Andreu Plaza

Born in 1960. He joined the Group in 2012 as head of technology and operations (IT&OP) in Santander UK. In 2015, he was appointed executive vice president of Banco Santander S.A. and head of technology and operations. Formerly, he was head of Organization and IT & Operations in Catalunya Banc and Caixa Catalunya.

Jacques Ripoll

Born in 1966. He joined the Group in 2013 as head of global banking and markets business in the United Kingdom. In 2015, he was appointed senior executive vice president and head of Santander global banking and markets in 2015. Previously, he held a number of management positions at Societé Générale.

Ángel Rivera

Born in 1966. He joined the Bank in 2013 as executive vice president responsible for companies and institutions within the commercial banking division. In 2015, he was appointed head of retail and commercial banking. Previously, he developed his professional career over 23 years with the Banco Popular Group. Currently, he serves as senior executive vicepresident head of retail and commercial banking.

Magda Salarich

Born in 1956. She joined the Bank in 2008 as executive vice president responsible for the consumer finance division. Previously, she held several positions in the automobile industry, including the position of director and executive vice president of Citroën España and head of commerce and marketing for Europe of Citroën Automobiles.

Javier San Félix

Born in 1967. He joined the Group in 2004 as head of strategic planning in the consumer finance division. In 2005 he was appointed director and executive vice president of Santander Consumer Finance in Spain and in 2006 he was appointed chief operating officer of the consumer finance division. In 2013 he was appointed executive vice president of Banco Santander, S.A. and head of the commercial banking division. Formerly, he was the chief executive officer of Banesto. Currently, he serves as senior executive vicepresident and head of retail and commercial banking in the UK.

Juan Manuel San Román

Born in 1964. He joined the Group in 1995. He was appointed executive vice president and head of strategic alliances of Banco Santander S.A. in 2015. Previously, he held several positions within the Group as responsible for the financial area of Santander Consumer, M&A and Asia-Pacific region. Currently, he serves as senior executive vicepresident and head of strategic alliances in asset management and insurance.

José Antonio Villasante

Born in 1946. He joined the Bank in 1964. Mr. Villasante’s entire professional career has been with Banco Santander, S.A. He was appointed senior vice president in 1994. Currently, he serves as executive vicepresident and head of Santander Universities.

* * * * * *

For a description of arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was appointed, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Shareholders’ agreements” herein.

B. Compensation

The following sections contain qualitative and quantitative disclosures on the remuneration paid to the members of the board of directors -both executive and non-executive directors- and senior managers for 2015 and 2014. These disclosures include the information relating to all the members of the board of directors or senior managers who formed part of these governing bodies in 2015 even if retired at some time during the year.

Following is a summary of the remuneration paid to the Bank’s executive directors and senior managers who formed part of these governing bodies at the end of 2015 and 2014:

	Thousands of euros
	2015	2014
Current executive directors	24,692	22,364
Current senior managers	56,076	81,785

	80,768	104,419	-22.7%

Directors’ compensation

i. Fees Stipulated in the Bylaws

The annual general meeting held on March 22, 2013 approved an amendment to the Bylaws, whereby the remuneration of directors in their capacity as board members became an annual fixed amount determined by the shareholders at the annual general meeting. This amount shall remain in effect unless the shareholders resolve to change it at a general meeting. However, the board of directors may elect to reduce the amount in any years in which it deems such action justified. The remuneration established for 2015 by the annual general meeting was €6 million, with two components: (a) an annual retainer and (b) attendance fees. The annual general meeting has set again the remuneration for 2016 in €6 million.

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

The total Bylaw-stipulated fees earned by the directors in 2015 amounted to €5.2 million compared to €4.4 million in 2014.

Annual retainer

The amounts received individually by the directors in 2015 and 2014 based on the positions held by them on the board and their membership of the board committees were as follows:

	Euros
	2015	2014
Members of the board of directors	84,954	84,954
Members of the executive committee	170,383	170,383
Members of the audit committee	39,551	39,551
Members of the appointments committee (1)	23,730	23,730
Members of the remuneration committee (1)	23,730	23,730
Members of the risk supervision, regulation and compliance committee (2)	39,551	20,697
Chairman of the appointments committee	50,000	—
Chairman of the remuneration committee	50,000	—
Chairman of the risk supervision, regulation and compliance committee	50,000	26,164
Lead director	111,017	—
Non-management deputy chairmen	28,477	28,477

(1)	In 2014, the former appointments and remuneration committee was divided into two, namely the appointments committee and the remuneration committee. The amount indicated relates to the entire year, the corresponding proportional part for each case having been paid.
(2)	Held its first meeting on July 23, 2014.

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

Board meeting attendance fees	Euros
2008-2015
Board of directors
Resident directors	2,540
Non-resident directors	2,057
Executive risk committee (1), audit committee and risk supervision, regulation and compliance committee
Resident directors	1,650
Non-resident directors	1,335
Other committees (except the executive committee)
Resident directors	1,270
Non-resident directors	1,028

(1)	Disbanded by the resolution of the board of December 1, 2015; the committee held its last meeting on October 29.

ii. Salaries

The executive directors receive salaries. In accordance with the policy approved by the general meeting, salaries are composed of fixed annual remuneration and variable remuneration comprising, in turn, the so-called deferred conditional variable remuneration plan (bonus) and a Long-term incentive (Performance Share Plan or “ILP”) (see note 47 to our consolidated financial statements).

The deferred conditional variable remuneration plan (bonus), the fifth cycle of which was approved in 2015, has a payment schedule similar to that of previous cycles (see note 47 to our consolidated financial statements). Accordingly, the bonus is determined at year-end on the basis of the achievement of the targets set, and 40% is paid immediately, while the remaining 60% is deferred over five years (2014: three years), for it to be paid, as the case may be, in five portions (2014: three portions) on the achievement of the conditions stipulated for the payment of each portion. Both the immediate (short-term) and deferred (long-term, conditional) payments are settled 50% in cash and 50% in Santander shares.

The ILP for the executive directors was set in 2015 by the board, at the proposal of the remuneration committee, at a maximum benchmark value of 20% of the bonus (2014: 15%). Based on the maximum benchmark value, at the proposal of the remuneration committee and in view of the Group’s earnings per share and return on tangible equity (ROTE) for 2015 with respect to the budgets, the board of directors determined for each executive director the “Agreed ILP Amount” in euros, which in turn determines, for each executive director, the maximum number of shares that the executive director may, as the case may be, receive; this number was calculated taking into account the market price of the Santander share in the 15 trading sessions prior to January 26, 2016, which was €3.971 per share. The accrual and the amount of this variable remuneration are linked to the achievement of the multiannual targets described in note 47 to our consolidated financial statements, and it will be deferred over three years and paid, as the case may be, in early 2019.

iii. Detail by director

The detail, by Bank director, of the short-term (immediate payment) remuneration for 2015 and 2014 is provided below:

Directors	Thousands of euros
	2015														2014
	Bylaw-stipulated emoluments								Short-term salaries of executive directors				Other remuneration (a)
	Annual emolument						Attendance fees
	Board		Audit committee	Appointments committee	Remuneration committee	Risk, regulation and compliance oversight committee	Board	Other fees	Fixed	Variable- immediate payment		Total		Total	Total
		Executive committee								In cash	In shares
Ana Botín
Chief executive officer of Santander UK	—	—	—	—	—	—	—	—	—	—	—	—	—	—	3,010
Chair	85	170	—	—	—	—	53	—	2,500	840	840	4,180	396	4,884	1,453
José Antonio Álvarez (1)	85	170	—	—	—	—	48	38	2,000	558	558	3,116	1,468	4,925	—
Rodrigo Echenique (2)	85	170	—	—	—	—	51	88	1,500	414	414	2,328	26	2,748	526
Matías R. Inciarte	85	170	—	—	—	—	53	132	1,710	573	573	2,856	169	3,465	3,484
Guillermo de la Dehesa	113	170	—	24	24	40	53	49	—	—	—	—	—	473	436
Bruce Carnegie-Brown (3)	374	170	—	24	24	40	35	33	—	—	—	—	—	700	—
Ignacio Benjumea (4)	24	47	—	7	7	10	10	32	—	—	—	—	242	379	—
Javier Botín (5)	85	—	—	—	—	—	35	—	—	—	—	—	—	120	110
Sol Daurella (6)	85	—	—	24	24	—	38	11	—	—	—	—	—	183	—
Carlos Fernández (7)	85	—	40	24	—	40	31	34	—	—	—	—	—	254	—
Esther Giménez-Salinas	85	—	—	—	—	—	48	—	—	—	—	—	—	133	121
Ángel Jado Becerro	85	—	40	24	24	40	53	161	—	—	—	—	—	427	152
Belén Romana (8)	2	—	1	—	—	—	2		—	—	—	—	—	5	—
Isabel Tocino	85	170	40	—	24	40	53	178	—	—	—	—	—	590	485
Juan Miguel Villar Mir	85	—	40	—	—	40	48	33	—	—	—	—	—	246	105

Emilio Botín (9)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,129
Fernando de Asúa (10)	43	20	5	3	3	5	10	27	—	—	—	—	—	116	645
Sheila Bair (11)	64	—	—	—	—	30	31	12	—	—	—	—	—	137	129
Vittorio Corbo (12)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	56
Javier Marín (13)	3	6	—	—	—	—	—	—	165	—	—	165	47	221	3,934
Abel Matutes (14)	11	—	5	3	—	—	8	5	—	—	—	—	—	32	183
Juan R. Inciarte (15)	42	—	—	—	—	—	38	61	600	220	220	1,040	153	1,334	2,484

Total 2015	1,612	1,266	169	131	128	282	701	894	8,475	2,605	2,605	13,685	2,501	21,372	—
Of which: Current directors	1,448	1,240	159	125	125	247	614	789	7,710	2,385	2,385	12,480	2,301	19,532	—

Total 2014	1,347	1,310	131	57	57	18	484	873	8,065	2,564	2,564	13,193	884	—	18,354

(1)	Appointed chief executive officer effective from January 13, 2015. Remuneration as executive vice president in 2014 is included in note 5.g to our consolidated financial statements.
(2)	Executive director since January 16, 2015.
(3)	Appointed director effective from February 12, 2015.
(4)	Appointed director effective from September 21, 2015. Remuneration as executive vice president received prior to this date is included in note 5.g to our consolidated financial statements.
(5)	All the amounts received were repaid to the Fundación Marcelino Botín.
(6)	Appointed director effective from February 18, 2015.
(7)	Appointed director effective from February 12, 2015.
(8)	Appointed director effective from December 22, 2015.
(9)	Ceased to be a member of the board due to his death on September 9, 2014.
(10)	Ceased to be a director on February 12, 2015.
(11)	Ceased to be a member of the board on October 1, 2015.
(12)	Ceased to be a member of the board on July 24, 2014.
(13)	Ceased to be a member of the board and chief executive officer on January 12, 2015.
(14)	Ceased to be a member of the board on February 18, 2015.
(15)	Ceased to be a member of the board on June 30, 2015. Salary remuneration between this date and removal from office as executive vice president (January 1, 2016) is included in note 5.g to our consolidated financial statements.
(a)	Includes, inter alia, the life and medical insurance costs borne by the Group relating to Bank directors.

Following is the detail, by executive director, of the deferred (i.e. long-term) salaries, which will only be received if the conditions of continued service, non-applicability of “malus” clauses and, in the case of the ILP, full achievement of the objectives established (or, as the case may be, of the minimum thresholds thereof, with the consequent reduction of the agreed-upon amount of the ILP) in the terms described in note 47 to our consolidated financial statements.

	Thousands of euros
	2015				2014
	Long-term salaries			Total	Total
	Variable - Deferred payment (1)		ILP (2)
	In cash	In shares
Ana Botín
Chief executive officer of Santander UK	—	—	—	—	1,468
Chair	1,260	1,260	512	3,032	930
José Antonio Álvarez	838	838	346	2,022	—
Rodrigo Echenique	620	620	256	1,496	—
Matías R. Inciarte	860	860	400	2,120	1,890
Emilio Botín	—	—	—	—	—
Javier Marín	—	—	—	—	2,527
Juan R. Inciarte (3)	330	330	141	801	1,454

Total 2015	3,908	3,908	1,655	9,471	—

Total 2014	3,846	3,846	577	—	8,269

(1)	The maximum amount receivable in a total of five years: 2017, 2018, 2019, 2020 and 2021 subject to continued service, with the exceptions provided for, and the non-applicability of “malus” clauses.
(2)	The estimated fair value at the plan grant date, taking into account various possible scenarios regarding the performance of the various plan variables in the measurement periods (see note 47 to our consolidated financial statements).
(3)	Ceased to be a member of the board on June 30, 2015 and executive vice president on January 1, 2016. Long-term salary remuneration between this date and removal from office as executive vice president (January 1, 2016) is included in note 5.g. to our consolidated financial statements.

Note 5.e) to our consolidated financial statements includes disclosures on the shares delivered by virtue of the deferred remuneration schemes in place in previous years the conditions for delivery of which were met in the corresponding years, and on the maximum number of shares receivable in future years in connection with the aforementioned 2015 and 2014 variable remuneration plans.

Compensation of the board members as representatives of the Bank on other boards

By resolution of the executive committee, all the remuneration received by the Bank’s directors who represent the Bank on the boards of directors of listed companies in which the Bank has a stake, paid by those companies and relating to appointments made after March 18, 2002, accrues to the Group. In 2015 and 2014, the Bank’s directors did not receive any remuneration in respect of these representative duties.

Matías R. Inciarte received €42 thousand as non-management director of U.C.I., S.A. in 2015 and 2014.

Pension commitments and other items for directors

In 2012, within the framework of the measures implemented by the Group in order to mitigate the risks arising from the defined-benefit pension obligations payable to certain employees, which led to an agreement with the workers’ representatives to convert the defined-benefit obligations existing under the collective agreement into defined-contribution plans, the contracts of the executive directors and the other members of the Bank’s senior management -the senior executives- which provided for defined-benefit pension obligations were amended to convert these obligations into a defined-contribution employee welfare system, which was externalized to Santander Seguros y Reaseguros, Compañía Aseguradora, S.A. This system grants the executive directors the right to receive a pension benefit upon retirement, regardless of whether or not they are in the Bank’s employ at the time, based on the contributions made to the aforementioned system, and replaced the right to receive a pension supplement which had previously been payable to them upon retirement. The new system expressly excludes any obligation of the Bank to the executive directors other than the conversion of the previous system into the new employee welfare system, which took place in 2012, and, as the case may be, the annual contributions to be made as described below1. In the event of pre-retirement, the executive directors who have not exercised the option to receive their pensions in the form of a lump sum are entitled to receive an annual emolument until the date of retirement.

The initial balance for each executive director in the new defined-contribution welfare system was that corresponding to the market value of the assets in which the provisions for the respective accrued obligations had been invested, at the date on which the former pension obligations were converted into the new welfare system2.

Since 2013 the Bank has made annual contributions to the employee welfare system for the benefit of the executive directors and senior executives, in proportion to their respective pensionable bases, until they leave the Group, or until their retirement from the Group, death or disability (including, as the case may be, during the pre-retirement period). No contributions are made for the executive directors and senior executives who, prior to the conversion of the defined-benefit pension obligations into the current defined-contribution employee welfare system, had exercised the option to receive their pension rights in a lump sum3.

The terms of the employee welfare system regulate the impact of the deferral of the computable variable remuneration on the benefit payments covered by the system upon retirement and, as the case may be, the withholding tax on shares arising from such remuneration.

In 2015, as a result of his appointment as chief executive officer, changes were introduced to the contract of José Antonio Álvarez with respect to the pension obligations stipulated in his senior management contract. The annual contribution to the employee welfare system was thereafter calculated as 55% of the sum of: (i) the fixed annual remuneration; and (ii) 30% of the arithmetic mean of the last three gross amounts of variable remuneration. The pensionable base in the event of death or disability is 100% of his fixed remuneration. Under his senior management contract the annual contribution was 55.93% of his fixed remuneration, and the pensionable base in the event of death or disability was 100% of his fixed remuneration.

[1]	As provided for in the contracts of the executive directors and members of senior management prior to their modification, Emilio Botín and Matías R. Inciarte had exercised the option to receive the accrued pensions -or amounts similar thereto- in the form of a lump sum -i.e. in a single payment-, which meant that no further pension benefit would accrue to them from that time, and the lump sum to be received, which would be updated at the agreed-upon interest rate, was fixed.
[2]	In the case of Emilio Botín and Matías R. Inciarte, the initial balance corresponded to the amounts that were set when, as described above, they exercised the option to receive a lump sum, and includes the interest accrued on these amounts from that date.
[3]	Rodrigo Echenique, appointed executive director on 16 January 2015, does not participate in the welfare system and is not entitled to have any contributions made in his favor by the Bank in this connection, notwithstanding the pension rights to which he was entitled prior to his appointment as executive director.

Following is a detail of the balances relating to each of the executive directors under the welfare system at December 31, 2015 and 2014:

	Thousands of euros
	2015		2014
Ana Botín (1)	41,291		40,134
José Antonio Álvarez (2)	14,167		—
Rodrigo Echenique	14,623		14,946	(3)
Matías R. Inciarte	47,745		47,255
Emilio Botín	—		—	(4)
Javier Marín (5)	—		4,523
Juan R. Inciarte	—	(6)	13,730

	117,826		120,588

(1)	Includes the amounts relating to the period of provision of services at Banesto, externalized with another insurance company.
(2)	Member of the board and chief executive officer of the Bank effective from January 13, 2015.
(3)	Executive director since January 16, 2015. The amount at December 31, 2014, which reflects the amount to which he was entitled as a director of the Bank, is included for comparison purposes.
(4)	Following his death on September 9, 2014, a death benefit of the amount of the accumulated rights (€26,498 thousand) was payable to the beneficiaries designated in the policy arranged under the welfare system.
(5)	Ceased to be a director on January 12, 2015 and took voluntary pre-retirement, as provided for in his contract; he opted to receive the annual pre-retirement emoluments to which he was entitled (€800 thousand gross) in a single payment (€10,861 thousand gross). As stipulated in his contract, the Bank will make annual contributions to the welfare system, amounting to 55% of this director’s annual emolument during the pre-retirement period, and Mr. Marín will be entitled to receive, at the time of his retirement, the retirement benefit recognized in the welfare system, equal to the amount of the balance accumulated in the system corresponding to him at that time. The balance accrued at December 31, 2015 amounted to €4,869 thousand and the Bank had recognized a provision of €6,336 thousand in relation to future contributions. As regards the deferred variable remuneration corresponding to Mr. Marín in relation to years prior to his pre-retirement, the scheme described in the relevant sections of this report shall apply, and Mr. Marín will receive this remuneration, if appropriate, on the dates envisaged in the corresponding plans, subject to the stipulated conditions for its accrual being met.
(6)	Ceased to be a director on June 30, 2015 and executive vice president on January 1, 2016, and retained his pension rights, amounting to €14,188 thousand at December 31, 2015.

The Group also has pension obligations to other directors amounting to €2.4 million (December 31, 2014: €3 million). The payments made in 2015 to the members of the board entitled to post-employment benefits amounted to €1.2 million (2014: €1.2 million).

Lastly, the contracts of the executive directors who had not exercised the option referred to above prior to the conversion of the defined-benefit pension obligations into the current welfare system include a supplementary welfare regime for the contingency of death (surviving spouse and child benefits) and permanent disability of serving directors.

The provisions recognized in 2015 and 2014 for retirement pensions and supplementary benefits (surviving spouse and child benefits, and permanent disability) were as follows:

	Thousands of euros
	2015	2014
Ana Botín	2,302	2,140
José Antonio Álvarez	2,677	—
Rodrigo Echenique	—	—
Matías R. Inciarte	—	—
Emilio Botín	—	—
Javier Marín	484	2,126
Juan R. Inciarte	849	718

	6,312	4,984

Insurance

For more information see Item 6. Directors, senior management and employees—C. Board practices—e) Insurance.

Deferred variable remuneration systems

Following is information on the maximum number of shares to which the executive directors are entitled at the beginning and end of 2014 and 2015 due to their participation in the deferred variable remuneration systems, which instrumented a portion of their variable remuneration relating to 2015 and prior years, as well as on the deliveries, whether shares or cash, made to them in 2014 and 2015 where the conditions for the receipt thereof had been met (see note 47 to our consolidated financial statements):

i) Deferred conditional delivery share plan

The 2010 variable remuneration of the executive directors and certain Group executives or employees was approved at the time by the board of directors through the instrumentation of the first cycle of the deferred conditional delivery share plan, whereby a portion of the aforementioned variable remuneration or bonus was deferred over a period of three years for it to be paid, where appropriate, in Santander shares.

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

The share-based bonus was deferred over three years and would be paid, where appropriate, in three instalments starting in the first year. The shares relating to the third were delivered in February 2014, once the conditions for the receipt thereof were met, and the plan was therefore settled:

Number of shares delivered in 2014 (3rd third)
Ana Botín (1)	19,240
Matías R. Inciarte	45,063
Emilio Botín	31,448
Javier Marín	12,583
Juan R. Inciarte	20,462

(1)	Shares of Banesto, as authorized by the shareholders of that entity at the annual general meeting of February 23, 2011. Following the merger of Banesto with the Bank, 19,240 shares of the Bank were delivered in 2014, equal to the 30,395 shares of Banesto authorized by the annual general meeting.

ii) Deferred conditional variable remuneration plan

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

The purpose of these plans is to defer a portion of the bonus of the plan beneficiaries (60% in the case of executive directors) over a period of five years (three years for the plans approved up to 2014) for it to be paid, where appropriate, in cash and in Santander shares; the other portion of the bonus is also to be paid in cash and Santander shares, upon commencement of the cycles, in accordance with the rules set forth below.

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

The maximum number of shares to be delivered is calculated taking into account the daily volume-weighted average prices for the 15 trading sessions prior to the date on which the board of directors approves the bonus for the Bank’s executive directors for each year.

The table below shows the number of Santander shares assigned to each executive director and not yet delivered at January 1, 2014; December 31, 2014; and December 1, 2015; and the gross shares delivered to them in 2014 and 2015, by way of either immediate payment or deferred payment, in the latter case once the board had determined, at the proposal of the remuneration committee, that the third relating to each plan had accrued. The shares resulted from each of the plans which instrumented the variable remuneration of 2011, 2012, 2013, 2014 and 2015, as shown in the following table:

Share-based variable remuneration	Maximum number of shares to be delivered at 1 January 2014	Shares delivered in 2014 (immediate payment 2013 variable remuneration)	Shares delivered in 2014 (deferred payment 2012 variable remuneration)	Shares delivered in 2014 (deferred payment 2011 variable remuneration)	Variable remuneration 2014 (maximum number of shares to be delivered)	Maximum number of shares to be delivered at December 31, 2014		Shares delivered in 2015 (immediate payment 2014 variable remuneration)	Shares delivered in 2015 (deferred payment 2013 variable remuneration)	Shares delivered in 2015 (deferred payment 2012 variable remuneration)	Shares delivered in 2015 (deferred payment 2011 variable remuneration)	Variable remuneration 2015 (maximum number of shares to be delivered) (1)	Maximum number of shares to be delivered at December 31, 2015(4)
2011 variable remuneration
Ana Botín	94,001	—	—	(47,001)	—	47,000		—	—	—	(47,000)	—	—
José Antonio Álvarez	—	—	—	—	—	32,038	(3)	—	—	—	(32,038)	—	—
Matías R. Inciarte	125,756	—	—	(62,878)	—	62,878		—	—	—	(62,878)	—	—
Emilio Botín	99,551	—	—	(49,776)	—	49,775	(2)	—	—	—	(49,775)	—	—
Javier Marín	51,921	—	—	(25,961)	—	25,960		—	—	—	(25,960)	—	—
Juan R. Inciarte	73,380	—	—	(36,690)	—	36,690		—	—	—	(36,690)	—	—
	444,609	—	—	(222,306)	—	254,341		—	—	—	(254,341)	—	—

2012 variable remuneration
Ana Botín	104,874	—	(34,958)	—	—	69,916		—	—	(34,958)	—	—	34,958
José Antonio Álvarez	—	—	—	—	—	48,093	(3)	—	—	(24,047)	—	—	24,046
Matías R. Inciarte	124,589	—	(41,530)	—	—	83,059		—	—	(41,530)	—	—	41,529
Emilio Botín	65,927	—	(21,976)	—	—	43,951	(2)	—	—	(21,976)	—	—	21,975	(2)
Javier Marín	58,454	—	(19,485)	—	—	38,969		—	—	(19,485)	—	—	19,484
Juan R. Inciarte	72,699	—	(24,233)	—	—	48,466		—	—	(24,233)	—	—	24,233
	426,543	—	(142,182)	—	—	332,454		—	—	(166,229)	—	—	166,225

2013 variable remuneration
Ana Botín	165,603	(66,241)	—	—	—	99,362		—	(33,121)	—	—	—	66,241
José Antonio Álvarez	—	—	—	—	—	58,681	(3)	—	(19,560)	—	—	—	39,121
Matías R. Inciarte	172,731	(69,092)	—	—	—	103,639		—	(34,546)	—	—	—	69,093
Emilio Botín	105,718	(42,287)	—	—	—	63,431	(2)	—	(21,144)	—	—	—	42,287	(2)
Javier Marín Romano	187,125	(74,850)	—	—	—	112,275		—	(37,425)	—	—	—	74,850
Juan R. Inciarte	110,747	(44,299)	—	—	—	66,448		—	(22,149)	—	—	—	44,299
	741,924	(296,769)	—	—	—	503,836		—	(167,945)	—	—	—	335,891

2014 variable remuneration
Ana Botín	—	—	—	—	304,073	304,073		(121,629)	—	—	—	—	182,444
José Antonio Álvarez	—	—	—	—	—	157,452	(3)	(78,726)	—	—	—	—	78,726
Matías R. Inciarte	—	—	—	—	231,814	231,814		(92,726)	—	—	—	—	139,088
Emilio Botín	—	—	—	—	—	—		—	—	—	—	—	—
Javier Marín Romano	—	—	—	—	320,563	320,563		(128,225)	—	—	—	—	192,338
Juan R. Inciarte	—	—	—	—	179,680	179,680		(71,872)	—	—	—	—	107,808
	—	—	—	—	1,036,130	1,193,582		(493,178)	—	—	—	—	700,404

2015 variable remuneration
Ana Botín	—	—	—	—	—	—		—	—	—	—	528,834	528,834
José Antonio Álvarez	—	—	—	—	—	—		—	—	—	—	351,523	351,523
Rodrigo Echenique	—	—	—	—	—	—		—	—	—	—	260,388	260,388
Matías R. Inciarte	—	—	—	—	—	—		—	—	—	—	361,118	361,118
Juan R. Inciarte	—	—	—	—	—	—		—	—	—	—	138,505	138.505	(5)
												1,640,368	1,640,368

(1)	40% of the shares indicated, for each director, relates to short-term (immediate payment) variable remuneration. The remaining 60% is deferred and will be delivered, where appropriate, in fifths over the following five years.
(2)	The amounts corresponding to his participation in these plans accrue to his heirs in accordance with the plan regulations.
(3)	Maximum number of shares corresponding to his participation in the related plans when he was an executive vice president.
(4)	Also, Ignacio Benjumea is entitled to a maximum of 582,237 shares corresponding to his participation in the related plans when he was an executive vice president.
(5)	Ceased to be a member of the board on June 30, 2015. The shares relating to his variable remuneration between this date and removal from office as executive vice president (January 1, 2016) are included in note 5.g to our consolidated financial statements.

Also, the table below shows the cash delivered in 2015 and 2014, by way of either immediate payment or deferred payment, in the latter case once the board had determined, at the proposal of the remuneration committee that the third relating to each plan had accrued:

	Thousands of euros
	2015			2014
	Cash paid (immediate payment 2014 variable remuneration)	Cash paid (third of deferred payment 2013, 2012 and 2011 variable remuneration)		Cash paid (immediate payment 2013 variable remuneration)	Cash paid (third of deferred payment 2012 and 2011 variable remuneration)
Ana Botín	801	829		466	513
José Antonio Álvarez (1)	487	468		—	—
Rodrigo Echenique	—	—		—	—
Matías R. Inciarte	574	855		462	624
Emilio Botín	—	—	(2)	282	423
Javier Marín	793	522		500	272
Juan R. Inciarte	445	512		296	364

	3,100	3,186		2,005	2,197

(1)	Appointed chief executive officer effective from January 13, 2015.
(2)	The amounts corresponding to his participation in these plans were paid to his heirs in accordance with the plan regulations.

iii) Performance share plan (ILP)

The table below shows the maximum number of shares to which the executive directors are entitled, as part of their variable remuneration for 2015 and 2014, as a result of their participation in the ILP (see note 47 to our consolidated financial statements).

	Maximum number of shares
	2015		2014
Ana Botín	184,337		62,395
José Antonio Álvarez	124,427		48,982	(1)
Rodrigo Echenique	92,168		—
Matías R. Inciarte	143,782		75,655
Emilio Botín	—		—
Javier Marín Romano	—		65,470
Juan R. Inciarte	50,693	(2)	53,346

Total	595,407		305,848

(1)	Relates to the maximum number of shares assigned to him as executive vice president.
(2)	Ceased to be a member of the board on June 30, 2015. The shares relating to his variable remuneration between this date and removal from office as executive vice president (January 1, 2016) are included in note 5.g to our consolidated financial statements.

The accrual of the ILP and its amount are conditional on the performance of certain metrics of Banco Santander over a multiannual period (2015 to 2017 for the 2015 ILP, and 2014 to 2017 for the 2014 ILP). Accordingly, the amount to be received, as the case may be, by each executive director in relation to the 2015 ILP (the Accrued ILP Amount) will be determinable after the end of 2017. In the case of the 2014 ILP, the annual amount which, as the case may be, accrues to each executive director will be determined after the end of 2015, 2016 and 2017 by applying to one third of the Agreed ILP Amount the percentage resulting from the corresponding metrics (see note 47 to our consolidated financial statements). If the metrics are not achieved, the amount to be received could be zero.

The shares to be delivered in 2019 (in respect of the 2015 ILP) or on each ILP payment date (for the 2014 ILP) based on compliance with the related multiannual target are conditional, in addition to the requirement that the beneficiary remains in the Group’s employ, with the exceptions included in the plan regulations, upon none of the following circumstances existing -in the opinion of the board of directors following a proposal of the remuneration committee-, during the period prior to the delivery, as a result of actions performed in the year to which the plan relates: (i) poor financial performance of the Group; (ii) breach by the beneficiary of internal regulations, including, in particular, those relating to risks; (iii) material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in the Group’s economic capital or risk profile.

iv) Information on former members of the board of directors

Following is information on the maximum number of shares to which former members of the board of directors who ceased in office prior to January 1, 2014 are entitled for their participation in the various deferred variable remuneration systems, which instrumented a portion of their variable remuneration relating to the years in which they were executive directors. Also set forth below is information on the deliveries, whether shares or cash, made in 2015 and 2014 to former board members, upon achievement of the conditions for the receipt thereof (see note 47 to our consolidated financial statements):

Maximum number of shares to be delivered	31/12/15	31/12/14
Deferred conditional variable remuneration plan (2011)	—	189,181
Deferred conditional variable remuneration plan (2012)	54,607	109,212

Number of shares delivered	2015	2014
Deferred conditional delivery plan (2010)	—	155,810
Deferred conditional variable remuneration plan (2011)	189,181	189,181
Deferred conditional variable remuneration plan (2012)	54,605	54,605

In addition, €1,424 thousand relating to the deferred portion payable in cash on the aforementioned plans were paid each in 2015 and 2014.

Senior managers

In 2015 the Bank’s board of directors approved a series of appointments and organizational changes aimed at simplifying the Group’s organization and rendering it more competitive.

The table below includes the amounts relating to the short-term remuneration of the members of senior management at December 31, 2015 and 2014, excluding the remuneration of the executive directors, which is detailed above:

		Thousands of euros
	Number of persons	Short-term salaries			Other remuneration (1)		Total
		Fixed	Variable remuneration (bonus) - Immediate payment
			In cash	In shares (2)
2015	21	17,838	6,865	6,865	5,016		36,584
2014	25	24,772	9,259	9,259	12,729	(3)	56,019

(1)	Includes other remuneration items such as life insurance premiums totaling €1,309 thousand (2014: €1,290 thousand).

(2)	The amount of the immediate payment in shares for 2015 relates to 1,726,893 Santander shares (2014: 1,514,738 Santander shares and 148,631 Banco Santander (Brasil) S.A. shares).
(3)	Includes US$6.9 million were paid in relation to the extraordinary taxation in the United States due to the transformation of the pension plans of Banco Santander, S.A.

Also, the detail of the deferred (i.e. long-term) salaries of the members of senior management at December 31, 2015 and 2014 is provided below. These remuneration payments shall be received, as the case may be, in the corresponding deferral periods upon achievement of the conditions stipulated for each payment (see note 47 to our consolidated financial statements).

		Thousands of euros
	Number of persons	Long-term salaries			Total
		Variable remuneration - Deferred payment (1)		ILP (2)
		In cash	In shares
2015	21	7,880	7,880	3,732	19,492
2014	25	11,751	11,751	2,264	25,766

(1)	Relates to the fifth and fourth cycles of the deferred conditional variable remuneration plan, whereby payment of a portion of the variable remuneration for 2015 and 2014 will be deferred over five or three years and three years, respectively, for it to be paid, where appropriate, in five or three equal portions, 50% in cash and 50% in Santander shares, provided that the conditions for entitlement to the remuneration are met.
(2)	Relates to the estimated fair value of the ILP. The accrual and amount of the ILP are subject, inter alia, to achievement of the multiannual targets envisaged in the plan. Any ILP payments will be received in full in shares and deferred in 2019 -in the case of the second cycle approved in 2015, or in thirds in the case of the first cycle approved in 2014-.

Also, executive vice presidents who retired in 2015 and, therefore, were not members of senior management at year-end, received in 2015 salaries and other remuneration relating to their retirement amounting to €17,803 thousand (€3,349 thousand for those who retired in 2014), and remained entitled to long-term salary remuneration of €7,123 thousand (€1,342 thousand for those who retired in 2014).

Following is a detail of the maximum number of Santander shares that the members of senior management at each plan grant date (excluding executive directors) were entitled to receive at December 31, 2015 and 2014 relating to the deferred portion under the various plans then in force (see note 47 to our consolidated financial statements):

Maximum number of shares to be delivered	31/12/15	31/12/14

Deferred conditional variable remuneration plan (2011)	—	637,995
Deferred conditional variable remuneration plan (2012)	447,214	1,014,196
Deferred conditional variable remuneration plan (2013) (1)	852,898	1,412,164
Deferred conditional variable remuneration plan (2014) (2)	1,802,779	1,857,841
Deferred conditional variable remuneration plan (2015) (3)	2,480,849	—
ILP (2014)	1,025,853	1,008,398
ILP (2015)	1,798,395	—

(1)	Also, they were entitled to a maximum of 111,962 Banco Santander (Brasil) S.A. shares at December 31, 2015.
(2)	In addition, at December 31, 2015 and 2014 they were entitled to a maximum of 222,946 Banco Santander (Brasil) S.A. shares (the maximum number of shares corresponding to the deferred portion of the 2014 bonus).
(3)	Also, they were entitled to a maximum of 252,503 Banco Santander (Brasil) S.A. shares at December 31, 2015.

In 2015 and 2014, since the conditions established in the corresponding deferred share-based remuneration schemes for prior years had been met, in addition to the payment of the related cash amounts, the following number of Santander shares was delivered to the executive vice presidents:

Number of shares delivered	2015	2014
Deferred conditional delivery plan (2010)	—	365,487
Deferred conditional variable remuneration plan (2011)	550,064	637,996
Deferred conditional variable remuneration plan (2012)	447,212	507,098
Deferred conditional variable remuneration plan (2013)	426,449	—

As indicated in note 5.c to our consolidated financial statements, in 2012 the contracts of the members of the Bank’s senior management which provided for defined-benefit pension obligations were amended to convert these obligations into a defined-contribution employee welfare system, which was externalized to Santander Seguros y Reaseguros Compañía Aseguradora, S.A. The new system grants the senior executives the right to receive a pension benefit upon retirement, regardless of whether or not they are in the Bank’s employ on that date, based on the contributions made to the aforementioned system, and replaces the right to receive a pension supplement which had previously been payable to them upon retirement. The new system expressly excludes any obligation of the Bank to the executives other than the conversion of the previous system into the new employee welfare system, which took place in 2012, and, as the case may be, the annual contributions to be made. In the event of pre-retirement, the senior executives who have not exercised the option described in note 5.c to our consolidated financial statements are entitled to an annual emolument until the date of retirement.

The senior executives’ beginning balance under the new employee welfare system amounted to €287 million. This balance reflects the market value, at the date of conversion of the former pension obligations into the new employee welfare system, of the assets in which the provisions for the respective accrued obligations had been invested. The balance at December 31, 2015 amounted to €250 million (December 31, 2014: €296 million).

The contracts of the senior executives who had not exercised the option referred to in note 5.c) to our consolidated financial statements prior to the conversion of the defined-benefit pension obligations into the current welfare system include a supplementary welfare regime for the contingencies of death (surviving spouse and child benefits) and permanent disability of serving executives.

In 2015 the number of executive vice presidents was reduced: two of them requested payment of the pensions to which they were entitled in a lump sum amounting to €53.2 million, and an additional three took voluntary pre-retirement and opted to receive the annual pre-retirement emoluments to which they were entitled in a single payment amounting to €21.5 million.

Additionally, the total sum insured under life and accident insurance policies relating to this group of employees amounted to €76.8 million at December 31, 2015 (December 31, 2014: €154 million).

Lastly, the net charge to profit or loss amounted to €21 million in 2015 (2014: €20 million).

C. Board practices

Date of expiration of the current term of office of the directors and the period during which the directors have served in that office:

The period during which the directors have served in their office is shown in the table under Section A of this Item 6.

The date of expiration of the current term of office is shown in the table below:

Name	Date of expiration (1)
Ana Botín	1st half 2017
José Antonio Álvarez	1st half 2018
Bruce Carnegie-Brown	1st half 2019
Rodrigo Echenique	1st half 2017
Matías R. Inciarte	1st half 2018
Guillermo de la Dehesa	1st half 2018
Ignacio Benjumea	1st half 2019
Javier Botín	1st half 2019
Sol Daurella	1st half 2019
Carlos Fernández	1st half 2018
Esther Giménez-Salinas	1st half 2017
Ángel Jado	1st half 2019
Belén Romana	1st half 2019
Isabel Tocino	1st half 2019
Juan Miguel Villar-Mir	1st half 2018

(1)	Pursuant to the provisions of our Bylaws, one-third of the board will be renewed every year, based on length of service and according to the date and order of their respective appointments.

At the annual general meeting held on March 18, 2016, our shareholders passed the following resolutions:

•	To ratify the appointment of Ignacio Benjumea, which appointment was approved by the board of directors at its meeting of September 21, 2015, and to re-elect him for a term of three years.

•	To ratify the appointment of Belén Romana, which appointment was approved by the board of directors at its meeting of December 22, 2015.

•	To re-elect for a term of three years the following directors: Bruce Carnegie-Brown, Javier Botín, Sol Daurella, Ángel Jado and Isabel Tocino.

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

c) Pre-retirement and retirement

The following executive directors will be entitled to take pre-retirement in the event of termination, if they have not yet reached the age of retirement, on the terms indicated below:

Ana Botín will be entitled to take pre-retirement in the event of termination for reasons other than breach. In such case, she will be entitled to an annual emolument equivalent to her fixed remuneration plus 30% of the average of her latest amounts of variable remuneration, up to a maximum of three. This emolument would be reduced by up to 20% in the event of voluntary retirement before the age of 60.

If Ana Botín takes pre-retirement, she has the right to opt to receive the annual emoluments in the form of an annuity or a lump sum -i.e. in a single payment- in full but not in part.

José Antonio Álvarez will be entitled to take pre-retirement in the event of termination for reasons other than his own free will or breach. In such case, he will be entitled to an annual emolument equivalent to the fixed remuneration corresponding to him as executive vice president.

If José Antonio Álvarez takes pre-retirement, he has the right to opt to receive the annual emoluments in the form of an annuity or a lump sum -i.e. in a single payment- in full but not in part.

For his part, Matías R. Inciarte may take retirement at any time and, therefore, claim from the insurer the benefits corresponding to him under the externalized employee welfare system described in note 5.c to our consolidated financial statements, with no obligation whatsoever being incumbent upon the Bank in such circumstance.

d) Termination

The executive directors and senior executives have indefinite-term employment contracts. Executive directors or senior executives whose contracts are terminated voluntarily or due to breach of duties are not entitled to receive any economic compensation. If the Bank terminates the contract for any other reason, they will be entitled to the corresponding legally-stipulated termination benefit.

However, should Rodrigo Echenique’s contract be terminated prior to January 1, 2018, unless it is terminated voluntarily or due to his death, permanent disability, or serious breach of his duties, he shall be entitled to receive compensation of twice his fixed salary.

If the Bank were to terminate her contract, Ana Botín would have to remain at the Bank’s disposal for a period of four months in order to ensure an adequate transition, and would receive her fixed salary during that period.

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

	Insured sum (Thousands of euros)
	2015	2014
Ana Botín	7,500	7,500
José Antonio Álvarez	6,000	—
Rodrigo Echenique	1,385	—
Matías R. Inciarte	5,131	5,131
Emilio Botín	—	—
Javier Marín Romano	2,400	2,400
Juan R. Inciarte	3,600	2,961

	26,016	17,992

Additionally, at December 31, 2014, other directors had life insurance policies the cost of which was borne by the Group, the related insured sum being €1.4 million; at December 31, 2015, there were no obligations in this connection.

f) Confidentiality and return of documents

A strict duty of confidentiality is established during the relationship and following termination thereof, pursuant to which executive directors must return to the Bank the documents and items related to their activities that are in their possession.

g) Other terms and conditions

The advance notice periods contained in the contracts with the executive directors are as follows:

Advance notice period	Date of current contract (month/day/year)	By decision of the Bank (months)	By decision of the director (months)
Ana Botín	01/26/2015	(*)	4
José Antonio Alvarez	02/23/2015	(*)	(*)
Rodrigo Echenique	01/26/2015	(*)	(*)
Matías R. Inciarte	12/26/2012	4	4

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

The Rules and Regulations of the Board provide that only non-management directors can be members of this committee with independent directors (as defined in the Rules and Regulations of the Board) having a majority representation. Nevertheless, we have determined that all of the members of our audit committee meet the independence criteria for foreign private issuers set forth in Rule 10A-3 under the Exchange Act. The committee’s chairman must always be an independent director (as defined in the Rules and Regulations of the Board) and someone who has the necessary knowledge and experience in matters of accounting, auditing or risk management. Currently, the chairman of the audit committee is Juan Miguel Villar-Mir, who our board of directors has determined is an “Audit Committee Financial Expert”, as such term is defined in the SEC’s Form 20-F.

The members of the audit committee are appointed by the board of directors, taking into account the directors’ knowledge, aptitude and experience in the areas of accounting and auditing.

Functions of the audit committee:

(a) Have its chairman and/or secretary report to the shareholders at the general shareholders’ meeting with respect to matters raised therein by shareholders regarding its powers and, specifically, regarding the results of the audit, explaining how such audit has contributed to the integrity of the financial information and the role that the committee has played in such process.

(b) Review the accounts of the Company and the Group, monitor compliance with legal requirements and the proper application of generally accepted accounting principles and report on the proposals for alterations to the accounting principles and standards suggested by management.

(c) In connection with the Company’s external auditor:

(i) With respect to the appointment thereof, the audit committee shall have the following powers:

(1) Submit to the board of directors the proposals for selection, appointment, reelection and replacement of the external auditor, assuming responsibility for the selection procedure established by applicable law, as well as the terms of the contract therewith, and periodically obtain from the external auditor information regarding the audit plan and the implementation thereof. The committee shall favor the Group’s external auditor also assuming responsibility for auditing the companies making up the Group.

(2) Ensure that the Company gives public notice of the change of external auditor in the form of a material fact, attaching to such notice a statement regarding the possible existence of disagreements with the outgoing external auditor and, if any have existed, regarding the content thereof, and in the event of resignation of the external auditor, examine the circumstances giving rise thereto.

(ii) With respect to the conduct of the audit, the audit committee shall:

(1) Establish appropriate relationships with the external auditor in order to receive information regarding matters that might risk the independence thereof, for examination by the committee, as well as any other information related to the development of the auditing procedure and such other communications as are provided for in the laws on auditing of accounts and in audit regulations; serve as a channel of communication between the board and the external auditor, assessing the results of each audit and the response of the management team to its recommendations, and acting as a mediator in the event of disagreement between the board and the external auditor regarding the principles and standards to be applied in the preparation of the financial statements. Specifically, it shall endeavor to ensure that the statements ultimately drawn up by the board are submitted to the shareholders at the general shareholders’ meeting without any qualifications or reservations in the auditor’s report.

(2) Supervise the fulfilment of the audit contract, endeavoring to ensure that the opinion on the annual financial statements and the main contents of the auditor’s report are set forth in a clear and accurate fashion.

(3) Ensure that the external auditor annually attends the meeting of the board of directors provided for in article 35.1 in fine of these rules and regulations.

(iii) And with respect to the independence of the auditor and the provision of services other than audit work, the audit committee shall ensure that the Company and the external auditor comply with applicable regulations regarding the provision of such services, the limits on concentration of the external auditor’s business and, in general, all other regulations governing independence of the external auditor. For purposes of ensuring the independence of the external auditor, the audit committee shall take note of those circumstances or issues that might risk such independence and any others related to the development of the auditing procedure. And, specifically, it shall ensure that the remuneration of the external auditor for its work does not compromise the quality and independence thereof, and shall verify the percentage that the fees paid for any and all reasons represent out of the total income of the audit firm, as well as the length of service of the partner who leads the audit team in the provision of such services to the Company.

In addition, a favorable report from the audit committee shall be needed prior to any decision to contract services other than audit work that are not forbidden by applicable regulations, following an appropriate evaluation of any threats to the independence of the external auditor and of the safeguards applied as provided by such regulations.

The annual report shall set forth the fees paid to the audit firm, including information relating to fees paid for professional services other than audit work.

In any event, the audit committee should annually receive from the external auditor written confirmation of the latter’s independence versus the Company or institutions directly or indirectly related to the Company, as well as detailed and itemized information on additional services of any kind provided by the aforementioned auditor or by persons or institutions related thereto and the fees received from such entities, pursuant to the regulations governing the auditing of accounts.

Likewise, prior to the issuance of the external auditor’s report, the committee shall annually issue a report expressing an opinion on whether the independence of the external auditor is compromised. Such report shall in any event contain a reasoned evaluation of each and every one of the additional services mentioned in the preceding paragraph, taken both individually and as a whole, other than legal audit services, and in connection with the rules on independence or with the regulations governing the auditing of accounts.

(d) Supervise the internal audit function and, specifically:

(i) Propose the selection, appointment and withdrawal of the officer responsible for internal audit;

(ii) Approve the proposed guidance and the annual working plan of internal audit submitted to the board, ensuring that internal audit activities are primarily focused on the Company’s significant risks, and review the annual activities report;

(iii) Ensure the independence and effectiveness of the internal audit function;

(iv) Propose the budget for this service, including the physical and human resources needed for the performance of its duties;

(v) Receive periodic information regarding the activities thereof; and

(vi) Verify that senior management and the board take into account the conclusions and recommendations set forth in its reports.

(e) Supervise the financial reporting system and the internal control systems. In particular, the audit committee shall:

(i) Supervise the process of preparing and presenting the required financial information relating to the Company and the Group, as well as its integrity, reviewing compliance with regulatory requirements, the proper demarcation of the Group’s scope of consolidation and the correct application of accounting standards;

(ii) Supervise the effectiveness of the internal control systems, reviewing them periodically, so that the principal risks are identified, managed and properly disclosed; and

(iii) Discuss with the external auditor any significant weaknesses detected in the internal control system during the course of the audit.

As a consequence of its activities, the audit committee may submit recommendations or proposals to the board of directors.

In any event, the performance of the duties established herein shall not affect the independence of the internal audit function.

(f) Report to the board, in advance of its adoption of the corresponding decisions, regarding:

(i) The financial information that the Company must periodically make public, ensuring that such information is prepared in accordance with the same principles and practices applicable to the annual accounts.

(ii) The creation or acquisition of interests in special purpose entities or entities registered in countries or territories that are considered to be tax havens.

(iii) The approval of related-party transactions provided for in article 33.

(g) Become apprised of and, if applicable, respond to the initiatives, suggestions or complaints put forward or raised by the shareholders regarding the area of authority of this committee and which are submitted thereto by the office of the general secretary of the Company. The committee shall also:

(i) Receive, deal with and keep a record of the claims received by the Bank on matters related to the process for generating financial information, auditing and internal controls.

(ii) Establish and supervise a mechanism whereby Group employees may communicate, confidentially and anonymously, potentially significant irregularities as to matters within its area of authority, especially of a financial and accounting nature.

(h) Receive information regarding structural and corporate changes planned by the Company, for analysis thereof and for submission of a prior report to the board of directors regarding the financial terms and the accounting impact of any such transactions and, in particular and if applicable, regarding the proposed exchange rate. The foregoing shall not apply to transactions of little complexity and significance to the Group’s activities, including, if applicable, intragroup reorganization transactions.

(i) Receive information from the person responsible for the Company’s taxation matters on the tax policies applied, at least prior to the drawing-up of the annual accounts and the filing of the Corporate Tax return, and where relevant, on the tax consequences of transactions or matters submitted to the board of directors or the executive committee for approval, unless such bodies have been informed directly, in which case this shall be reported to the committee at the first meeting thereafter held by it. The audit committee shall transmit the information received to the board of directors.

(j) Evaluate its operation and the quality of its work at least once per year.

(k) And the other duties specifically provided for in these rules and regulations.

The 2016 annual general meeting (held on March 18, 2016) passed a resolution amending, among others, article 53 (sub section 1, 2, 4 y 5) of the Bylaws in order to increase the maximum number of members of the audit committee (from seven to nine), to conform its text to the amendments introduced to section 529 quaterdecies of the Spanish Capital Corporations Law by the fourth final provision of the Audit Law, which means include the requirement that the members of the audit committee have the appropriate technical knowledge in the Company’s sector of activity and conform the text outlining the duties of the audit committee according to the amendments introduced by the prior mentioned Law (thought they do not imply a substantial amendment of the current functions). Besides this resolution amends article 50 (sub section 2) of the Bylaws to clarify that, pursuant to the provisions of the Spanish Capital Corporations Law, the audit committee does have decision-making powers for the purposes of authorizing the provision by the external auditor of non-audit services.

The Group’s 2015 audit committee report is available on the Group’s website, which does not form part of this annual report on Form 20-F, at www.santander.com under the heading “Information for shareholders and investors—corporate governance—committees’ report”.

The following are the current members of the audit committee:

Name	Position

Juan Miguel Villar-Mir	Chairman
Carlos Fernández	Member
Angel Jado	Member
Belén Romana	Member
Isabel Tocino	Member

Jaime P. Renovales acts as secretary to the audit committee, but is classified as a non-member.

Risk Supervision, Regulation and Compliance Committee

The risk supervision, regulation and compliance committee of the Bank was created in June 2014, with general powers to support and advise the board of directors on risk supervision and control, on the definition of the Group’s risk policies, on relations with supervisory authorities and on regulation and compliance.

The committee is regulated by articles 54 ter of the Bylaws and 17 ter of the Rules and Regulations of the Board. The committee has assumed a portion of the duties previously attributed to the audit committee.

The Rules and Regulations of the Board state that the members of this committee must all be non-management directors with independent directors having a majority representation including an independent director as chairman.

The members of the risk supervision, regulation and compliance committee are appointed by the board of directors taking into account the directors knowledge, aptitude and experience and the duties of the committee.

Functions of the risk supervision, regulation and compliance committee:

(a) Support and advice to the board in defining and assessing risk policies affecting the Group, and in determining the current and future risk appetite and the strategy in this area.

The Group’s risk policies shall include:

(i) The identification of the various types of financial and non-financial risk (operational, technological, tax, legal, social, environmental, political, reputational, and compliance and behavioral, among others) that the Company faces, including, among financial or economic risks, contingent liabilities and others which are off-balance sheet;

(ii) The setting of the risk appetite that the Company deems acceptable;

(iii) The measures planned to mitigate the impact of identified risks in the event that they materialize; and

(iv) The information and internal control systems that will be used to control and manage such risks, including tax risks.

(b) Assistance to the board in monitoring the implementation of the risk strategy and the alignment thereof with the strategic commercial plans.

(c) Assistance to the board in approving the capital and liquidity strategy and supervision of the application thereof.

(d) Ensuring that the pricing policy for the assets and liabilities offered to customers is fully aligned with the Company’s business model, risk appetite and risk strategy. If such is not the case, the committee shall submit to the board of directors a plan for the correction of such policy.

(e) Knowing and assessing the risks arising from the macroeconomic context and from the economic cycles within which the Company and its Group carry out their activities.

(f) Systematic review of exposure to principal customers, economic sectors of activity, geographic areas and risk types.

(g) Supervising the risk function, without prejudice to the direct access of the latter to the board of directors.

(h) Support and assistance to the board in the performance of stress tests by the Company, in particular by assessing the scenarios and assumptions to be used in such tests, evaluating the results thereof and analyzing the measures proposed by the risk function as a consequence of such results.

(i) Knowing and assessing management tools, improvement initiatives, advancement of projects and any other relevant activity relating to the control of risks, including the policy on internal risk models and the internal validation thereof.

(j) Determination, together with the board of directors, of the nature, amount, format and frequency of the risk-related information that is to be received by the committee itself and by the board of directors. In particular, the risk supervision, regulation and compliance committee shall receive periodic information from the chief risk officer (CRO).

(k) Cooperation in establishing rational remuneration policies and practices. For such purpose, the risk supervision, regulation and compliance committee shall examine, without prejudice to the duties of the remuneration committee, whether the incentive policy contemplated in the remuneration system takes risk, capital, liquidity and the likelihood and opportunity of earnings into consideration.

(l) Supervision and regular evaluation of the operation of the Company’s compliance program, of the governance rules and the compliance function, and making such proposals as may be required for the improvement thereof. For such purpose, the risk supervision, regulation and compliance committee:

(i) Shall supervise the observance of the general code of conduct, the manuals and procedures for the prevention of money laundering and financing of terrorism and the other codes and industry regulations.

(ii) Shall receive information and, if applicable, shall issue reports on disciplinary measures for members of senior management.

(iii) Shall supervise the adoption of actions and measures that result from the reports issued or the inspection proceedings carried out by the administrative authorities in charge of supervision and control.

(iv) Shall supervise the operation of and compliance with the criminal risk prevention model approved by the board of directors pursuant to article 3.2 of these rules and regulations.

For the performance of this task, the committee shall have its own powers of initiative and control. This includes, without limitation, the power to obtain any information it deems appropriate and to call any officer or employee of the Group, including, in particular, the heads of the compliance function and of the various committees related to this area that may exist in order to assess their performance, as well as the power to commence and direct such internal inquiries as it deems necessary into events related to any possible noncompliance with the criminal risk prevention model.

Furthermore, the committee shall periodically evaluate the operation of the prevention model and the effectiveness thereof in preventing or mitigating the commission of crimes, for which purpose it may rely on external advice when it deems it appropriate, and shall propose to the board of directors any changes to the criminal risk prevention model and, in general, to the compliance program that it deems fit in view of such evaluation.

(m) Review of the Company’s corporate social responsibility policy, ensuring that it is aimed at the creation of value for the Company, and monitoring of the strategy and practices in this field, evaluating the level of adherence thereto.

(n) Supervision of the strategy for communication and relations with shareholders and investors, including small and mid-sized shareholders, as well as supervision and evaluation of the procedures for relations with stakeholders.

(o) Coordination of the process of communication of non-financial and diversity information, in accordance with applicable regulations and leading international standards.

(p) Periodic evaluation of the appropriateness of the Company’s corporate governance system, in order to ensure that it fulfils its mission of promoting the corporate interest and that it takes into account, where applicable, the legitimate interests of the other stakeholders.

(q) Support and advice to the board regarding relations with supervisors and regulators in the various countries where the Group operates.

(r) Tracking and evaluation of rule-making proposals and regulatory changes that may be applicable and of any possible consequences for the Group.

(s) Reporting on any proposed amendments to these rules and regulations prior to the approval thereof by the board of directors.

The 2016 annual general meeting (held on March 18, 2016) passed a resolution amending, among others, article 54 ter of the Bylaws in order to increase the maximum number of members of the risk supervision, regulation and compliance committee (from seven to nine) for the purpose of granting the Company’s board of directors greater flexibility to establish the composition that is appropriate for these committees at any time.

The Group’s 2015 risk supervision, regulation and compliance committee report is available on the Group’s website, which does not form part of this annual report on Form 20-F, at www.santander.com under the heading “Information for shareholders and investors—corporate governance—committees’ report”.

The following are the current members of the risk supervision, regulation and compliance committee:

Name	Position

Bruce Carnegie-Brown	Chairman
Guillermo de la Dehesa	Member
Ignacio Benjumea	Member
Carlos Fernández	Member
Ángel Jado	Member
Isabel Tocino	Member
Juan Miguel Villar-Mir	Member

Jaime P. Renovales acts as secretary to the risk supervision, regulation and compliance committee, but is classified as a non-member.

Appointments Committee

Since October 2014, the appointments committee assumed the duties contained in article 17.4 of the Rules and Regulations of the Board, as well as, any other duties corresponding thereto under applicable law.

The committee is regulated by articles 54 of the Bylaws and 17 of the Rules and Regulations of the Board.

The Rules and Regulations of the Board state that the members of this committee must all be non-management directors with independent directors having a majority representation including an independent director as chairman.

The members of the appointments committee are appointed by the board of directors, taking into account the directors’ knowledge, aptitudes and experience and the goals of the committee.

Functions of the appointments committee:

The appointments committee shall have the following duties, and any other provided for in applicable law:

(a) Propose and review the director selection policy and the succession plan approved by the board and the internal criteria and procedures to be followed in order to select those persons who will be proposed to serve as directors, as well as for the continuous evaluation of directors, reporting on such continuous evaluation. In particular, the appointments committee shall:

(i) Evaluate the balance among the components of knowledge, capabilities, qualifications, diversity and experience that are required and existing on the board of directors and prepare the respective matrix of capabilities and the description of duties and qualifications required for each specific appointment, assessing the time and dedication needed for appropriate performance of the duties of director.

(ii) Receive, for subsequent consideration, any proposals of potential candidates to cover vacancies that the directors may submit.

(iii) Conduct a periodic review, at least once per year, of the structure, size, composition and activities of the board of directors, the operation of and compliance with the director selection policy and the succession plan, making recommendations to the board regarding possible changes.

(iv) Conduct a periodic review, at least once per year, of the fitness and properness of the different members of the board of directors and of the board as a whole and report to the board of directors accordingly.

(v) Establish, in line with the provisions of article 6.1 of these rules and regulations, a goal for representation of the less-represented gender on the board of directors and prepare guidelines as to how to increase the number of persons of that less represented gender in order to reach such target. The target, the guidelines and the application thereof shall be published as provided by applicable law.

(b) Apply and supervise the succession plan for the directors approved by the board of directors, working in coordination with the chairman of the board or, for purposes of the succession of the chairman, with the lead director. In particular, examine or organize the succession of the chairman and of the chief executive officer pursuant to article 24 of these rules and regulations.

(c) Prepare, by following standards of objectiveness and conformance to the corporate interest, taking into account the succession plan and assessing the fitness and properness of the potential candidates and, in particular, the existence of possible conflicts of interest, the reasoned proposals for appointment, re-election and ratification of directors provided for in section 2 of article 21 of these rules and regulations, any proposals for removal of directors, as well as proposals for appointment of the members of each of the committees of the board of directors. It shall also prepare the proposals for the appointment of positions on the board of directors and its committees, following the same aforementioned standards.

(d) Annually verify the classification of each director (as executive, proprietary, independent or other) for the purpose of the confirmation or review thereof at the ordinary general shareholders’ meeting and in the annual corporate governance report.

(e) Report on proposals for appointment or withdrawal of the secretary of the board and, if applicable, the vice secretary, prior to submission thereof to the board.

(f) Propose and review the policies and internal procedures for the selection and continuous evaluation of senior executive vice presidents or similar officers and other employees responsible for internal control functions or who hold key positions for the day-to-day conduct of banking activities, as well as the succession plan for such executive officers, report on their appointment and withdrawal from office and their continuous evaluation in implementation of such procedures, and make any recommendations it deems appropriate.

(g) Ensure compliance by the directors with the duties prescribed in article 30 of these rules and regulations, prepare the reports provided for therein and receive information, and, if applicable, prepare a report on the measures to be adopted with respect to the directors in the event of noncompliance with the abovementioned duties or with the code of conduct of the Group in the securities markets.

(h) Examine the information provided by the directors regarding their other professional obligations and assess whether such obligations might interfere with the dedication required of directors for the effective performance of their work.

(i) Evaluate its operation and the quality of its work at least once per year.

(j) Report on the process of self-evaluation of the board and of the members thereof and assess the independence of the external consultant hired pursuant to article 19.7 of these rules and regulations.

(k) Report on and supervise the application of the policy for planning the succession of the Group and any amendments thereto.

The other duties specifically provided for in these rules and regulations and any others assigned to the committee by applicable law.

The 2016 annual general meeting (held on March 18, 2016) passed a resolution amending, among others, article 54 of the Bylaws in order to increase the maximum number of members of the risk supervision, regulation and compliance committee (from seven to nine) for the purpose of granting the Company’s board of directors greater flexibility to establish the composition that is appropriate for these committees at any time.

The Group’s 2014 appointments committee report is available on the Group’s website, which does not form part of this annual report on Form 20-F, at www.santander.com under the heading “Information for shareholders and investors—Corporate governance—Committees report”.

The following are the members of the appointments committee:

Name	Position

Bruce Carnegie-Brown	Chairman
Guillermo de la Dehesa	Member
Ignacio Benjumea	Member
Sol Daurella	Member
Carlos Fernández	Member
Ángel Jado	Member

Jaime P. Renovales acts as secretary to the appointments and remuneration committee but is classified as a non-member.

Remuneration Committee

Since October 2014, the remuneration committee assumed the duties contained in article 17 bis.4 of the Rules and Regulations of the Board, as well as, any other duties corresponding thereto under applicable law.

The committee is regulated by articles 54 bis of the Bylaws and 17 bis of the Rules and Regulations of the Board.

The Rules and Regulations of the Board state that the members of this committee must all be non-management directors with independent directors having a majority representation including an independent director as chairman.

The members of the remuneration committee are appointed by the board of directors, taking into account the directors’ knowledge, aptitude and experience and the goals of the committee.

Functions of the remuneration committee:

The remuneration committee shall have the following functions and any other provided for in applicable law:

(a) Prepare and propose the decisions relating to remuneration that the board of directors must adopt, including those that have an impact on the Company’s risk and risk management. In particular, the remuneration committee shall propose:

(i) The director remuneration policy, preparing the required reasoned report on such remuneration policy as provided by article 28 bis of these rules and regulations as well as the annual remuneration report provided for in article 29.

(ii) The individual remuneration of the directors in their capacity as such.

(iii) The individual remuneration of the directors for the performance of duties other than those in their capacity as such, and other terms of their contracts.

(iv) The remuneration policy applicable to the senior executive vice presidents and other members of senior management in compliance with the provisions of law.

(v) The basic terms of the contracts and the remuneration of the members of senior management.

(vi) The remuneration of those other officers who, while not members of senior management, are assigned to the Company’s internal control functions (internal audit, risk management or compliance) or receive significant remuneration, particularly variable remuneration, and whose activities may have a significant impact on the assumption of risks by the Group.

(b) Ensure compliance with the remuneration policy for the directors and other members of senior management established by the Company.

(c) Periodically review the remuneration programs in order to update them, assessing the appropriateness and performance thereof and endeavoring to ensure that director remuneration conforms to standards of moderation and correspondence to the earnings, risk culture and risk appetite of the Company and that it does not offer incentives to assume risks in excess of the level tolerated by the Company, such that it promotes and is consistent with appropriate and effective risk management, for which purposes the remuneration committee shall see that the mechanisms and systems adopted ensure that the remuneration programs take into account all types of risks and capital and liquidity levels and allow for remuneration to be aligned with the business objectives and strategies, corporate culture and long-term interest of the Company.

(d) Ensure the transparency of remuneration and the inclusion in the annual report, the annual corporate governance report, the annual remuneration report or other reports required by applicable law of information regarding the remuneration of directors and, for such purposes, submit to the board any and all information that may be appropriate.

(e) And such other duties as are specifically provided for in these rules and regulations or assigned thereto by applicable law.

In the performance of its duties, the remuneration committee shall take into account the long-term interest of shareholders, investors and other Company stakeholders, as well as the public interest.

The 2016 annual general meeting (held on March 18, 2016) passed a resolution amending, among others, article 54 bis of the Bylaws in order to increase the maximum number of members of the risk supervision, regulation and compliance committee (from seven to nine) for the purpose of granting the Company’s board of directors greater flexibility to establish the composition that is appropriate for these committees at any time.

The Group’s 2015 remuneration committee report is available on the Group’s website, which does not form part of this annual report on Form 20-F, at www.santander.com under the heading “Information for shareholders and investors—Corporate governance—Committees report.

The following are the members of the remuneration committee:

Name	Position

Bruce Carnegie-Brown	Chairman
Guillermo de la Dehesa	Member
Ignacio Benjumea	Member
Sol Daurella	Member
Angel Jado	Member
Isabel Tocino	Member

Jaime P. Renovales acts as secretary to the remuneration committee but is classified as a non-member.

D. Employees

As of December 31, 2015, we had 193,863 employees (as compared to 185,405 in 2014 and 182,958 in 2013) of which 30,106 were employed in Spain (as compared to 30,153 in 2014 and 32,208 in 2013) and 163,757 were employed outside Spain (as compared to 155,252 in 2014 and 150,750 in 2013). The terms and conditions of employment in the non-government-owned banks in Spain are negotiated on an industry-wide basis with the trade unions. This process has historically produced collective agreements binding on all the non-government-owned banks and their employees. The 2015-2018 agreement was signed on April 19, 2016. The terms and conditions of employment in many of our subsidiaries outside Spain (including in Argentina, Portugal, Italy, Uruguay, Puerto Rico, Chile, Mexico, Germany, the U.K., Brazil and Poland) are negotiated either directly or indirectly (on an industry-wide basis) with the trade unions.

The table below shows our employees by geographic area:

	Number of employees
	2015	2014	2013
SPAIN	30,106	30,153	32,208

LATIN AMERICA	89,352	84,086	84,555
Argentina	7,966	7,319	6,945
Brazil	49,199	46,281	49,187
Chile	12,360	12,087	12,217
Colombia	60	55	40
Mexico	17,831	16,991	14,819
Peru	149	128	127
Uruguay	1,787	1,220	1,220
Venezuela	—	—	—

EUROPE	56,111	54,515	54,456
Austria	395	389	423
Germany	5,421	5,339	5,491
Belgium	16	16	22
Finland	155	148	140
France	910	48	52
Hungary	39	44	48
Ireland	9	36	34
Italy	757	747	737
Norway	1,257	593	557
Poland	14,724	15,363	15,689
Portugal	6,972	5,829	6,029
Switzerland	203	148	148
The Netherlands	333	339	363
Sweden	0	767	—
United Kingdom	24,920	24,709	24,723

USA	17,799	16,398	11,542

ASIA	247	189	154
Hong Kong	145	110	93
China	75	71	45
Japan	9	5	5
Others	18	3	11

OTHERS	66	64	43
Bahamas	42	43	24
Others	24	21	19

Total	193,863	185,405	182,958

In those cases where an employee is working from one country but is technically employed by a Group company located in a different country, we designate that employee as working from his/her country of residence.

The table below shows our employees by type of business:

	Number of employees
	2015	2014	2013
Retail Banking	183,182	175,213	173,141
Global Corporate Banking	8,037	7,601	7,285
Corporate Center	2,006	2,059	1,852
Spain’s Real Estate Activity	638	532	680

Total	193,863	185,405	182,958

As of December 31, 2015, we had 5,651 temporary employees (as compared to 7,160 as of December 31, 2014 and 6,274 as of December 31, 2013). In 2015, the average number of temporary employees working for the Group was 6,406 employees.

E. Share ownership

As of April 8, 2016, the direct, indirect and represented holdings of our current directors were as follows:

Directors	Direct Stake	Indirect stake	Represented stake	Total shares		% of Capital stock
Ana Botín	605,727	17,602,582	—	18,208,309	(1)	0.126%
José Antonio Álvarez	689,969	1,302	—	691,271		0.005%
Bruce Carnegie-Brown	10,099	—	—	10,099		0.000%
Rodrigo Echenique	822,927	14,023	—	836,950		0.006%
Matías R. Inciarte	1,475,161	306,729	205,751	1,987,641		0.014%
Guillermo de la Dehesa	143	—	—	143		0.000%
Ignacio Benjumea	3,067,201	—	—	3,067,201		0.021%
Javier Botín	4,793,481	11,496,979	116,250,650	132,541,110		0.918%
Sol Daurella	949	412,521	—	413,470		0.003%
Carlos Fernández	16,839,714	—	—	16,839,714		0.117%
Esther Giménez-Salinas	5,344	—	—	5,344		0.000%
Ángel Jado	2,200,000	5,100,000	—	7,300,000		0.051%
Belén Romana García	149	—	—	149		0.000%
Isabel Tocino	267,511	—	—	267,511		0.002%
Juan Miguel Villar-Mir	1,186	—	—	1,186		0.000%

Total share	30,779,561	34,934,136	116,456,401	182,170,098		1.262%

(1)	Syndicated shares. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Shares covered by the shareholders’ agreement” herein.

Santander’s capital is comprised of only one class of shares, all of which are ordinary and have the same rights.

As of April 8, 2016, our current executive officers (not directors) referred to above under Section A of this Item 6 as a group beneficially owned, directly or indirectly, 4,031,997 ordinary shares, or 0.028% of our issued and outstanding share capital as of that date. No individual executive officer beneficially owns, directly or indirectly, one percent or more of the outstanding share capital as of that date.

Item 7. Major Shareholders and Related Party Transactions

A. Major shareholders

As of December 31, 2015, to our knowledge no person beneficially owned, directly or indirectly, 5% or more of our shares.

As of December 31, 2015 a total of 2,411,986,555 shares, or 16.71% of our share capital, were held by 1,276 registered holders with registered addresses in the United States and Puerto Rico, including JPMorgan Chase, as depositary of our American Depositary Share Program. These ADSs were held by 17,512 record holders. Since certain of such shares and ADSs are held by nominees, the foregoing figures are not representative of the number of beneficial holders. Our directors and executive officers did not own any ADSs as of December 31, 2015.

To our knowledge, we are not controlled directly or indirectly, by any other corporation, government or any other natural or legal person. We do not know of any arrangements which would result in a change in our control. The Bylaws of Banco Santander provide for only one class of shares (ordinary shares), granting all holders thereof the same rights.

Shareholders’ agreements

In February 2006, a shareholders’ agreement was entered into that was notified to the Bank and to the CNMV. The document witnessing the aforementioned agreement was filed at both the CNMV Registry and the Cantabria Mercantile Registry.

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

The Bank filed respective a material facts with the CNMV on 6 February and 29 May 2015 updating the holders and the distribution of the shares included in the syndication, all within the framework of the inheritance process as a result of the death of Mr. Emilio Botín.

Lastly, Banco Santander filed a material fact with the CNMV on 29 July 2015 updating the holders and the distribution of shares included in the syndication as a result of extinguishing the usufruct over the shares held by one of the parties to the agreement along with the voting rights arising therefrom, thereby consolidating the full price of the aforementioned shares in the Botín Foundation.

At the date of execution of the agreement, the syndicate comprised a total of 44,396,513 shares of the Bank (0.3075% of its share capital at year-end 2015). In addition, as established in clause one of the shareholders’ agreement, the syndication extends, solely with respect to the exercise of the voting rights, to other Bank shares held either directly or indirectly by the signatories, or whose voting rights are assigned to them through contractual arrangements (usufruct, pledge and alike) in the future. Accordingly, at December 31, 2015, a further 28,536,680 shares (0.1977% of share capital) were also included in the syndicate.

Details of the shares currently covered by the syndication are as follows:

Shares covered by the shareholders’ agreement

As of April 8, 2016, the agreement encompassed a total of 73,419,499 Bank shares (0.509% of its share capital), broken down as follows:

Parties to the shareholder agreement	No. of shares syndicated	% of total share capital
Ana Botín [1]	8,679,990	0.060%
Emilio Botín O. [2]	16,873,709	0.117%
Javier Botín [3]	16,290,460	0.113%
Paloma Botín [4]	7,835,293	0.054%
Carmen Botín	8,636,449	0.060%
PUENTEPUMAR, S.L.	—	—
LATIMER INVERSIONES, S.L.	—	—
CRONJE, S.L., Unipersonal [5]	9,528,319	0.066%
NUEVA AZIL, S.L. [6]	5,575,279	0.039%
Total	73,419,499	0.509%

(1)	8,074,263 shares held indirectly through Bafimar, S.L.
(2)	7,800,332 shares held indirectly through Puente San Miguel, S.L.U.
(3)	4,652,747 shares held indirectly through Inversiones Zulú, S.L. and 6,794,391 shares indirectly through Agropecuaria El Castaño, S.L.U.
(4)	6,628,291 shares held indirectly through Bright Sky 2012, S.L.
(5)	Controlled by Ana Botín.
(6)	Controlled by Carolina Botín.

In all other respects, the agreement remains unchanged.

The aforementioned significant filings can be found on the Group’s website (www.santander.com).

B. Related party transactions

Loans made to members of our board of directors and to our executive officers

The Group’s direct risk exposure to the Bank’s directors and the guarantees provided for them are detailed below.

	Thousands of euros
	2015			2014
	Loans and credits	Guarantees	Total	Loans and credits	Guarantees	Total
Ana Botín	46	—	46	—	—	—
José Antonio Álvarez	11	—	11	—	—	—
Matías R. Inciarte	13	—	13	8	—	8
Rodrigo Echenique	24	—	24	317	—	317
Javier Botín	6	—	6	18	—	18
Ángel Jado	2	—	2	1	—	1
Isabel Tocino	—	—	—	7	—	7
Javier Marín[1]	—	—	—	723	—	723
Juan R. Inciarte[2]	—	—	—	4,182	—	4,182

	102	—	102	5,255	—	5,255

(1)	Ceased to be a member of the board and executive vice president on January 12, 2015.
(2)	Ceased to be a member of the board on June 30, 2015 and executive vice president on January 1, 2016. Positions held at the Group are included in note 53 to our consolidated financial statements.

Additionally, the total amount of loans and credits made by us to our executive officers who are not directors, as of December 31, 2015 amounted to € 28 million (see note 53 to our consolidated financial statements).

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

As of December 31, 2015 our loans and credits to associated and jointly controlled entities, amounted to €5,997 million. Those loans and credits represented 0.76% of our total net loans and credits and 6.81% of our total stockholders’ equity as of December 31, 2015.

For more information, see notes 5 and 53 to our consolidated financial statements.

C. Interests of experts and counsel

Not Applicable.

Item 8. Financial Information

A. Consolidated statements and other financial information

Financial Statements

See Item 18 for our consolidated financial statements.

(a)	Index to consolidated financial statements of Santander Group

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

•

Legal actions filed by Banco Santander, S.A. (currently Banco Santander (Brasil) S.A.) and other Group entities claiming their right to pay the Brazilian PIS and COFINS social contributions only on the income from the provision of services. In the case of Banco Santander, S.A., the legal action was declared unwarranted and an appeal was filed at the Federal Regional Court. In September 2007 the Federal Regional Court found in favor of Banco Santander, S.A., but the Brazilian authorities appealed against the judgment at the Federal Supreme Court. On 23 April 2015, the Federal Supreme Court issued a decision granting leave for the extraordinary appeal filed by the Brazilian authorities with regard to the PIS contribution to proceed, and dismissing the extraordinary appeal lodged by the Brazilian Public Prosecutor’s Office in relation to the COFINS contribution. The Federal Supreme Court has not yet handed down its decision on the PIS contribution and, with regard to the COFINS contribution, on 28 May 2015, the Federal Supreme Court in plenary session unanimously rejected the extraordinary appeal filed by the Brazilian Public Prosecutor’s Office, and the petition for clarification (“embargos de declaraçao”) subsequently filed by the Brazilian Public Prosecutor’s Office, which on 3 September admitted that no further appeals may be filed. In the case of Banco ABN AMRO Real, S.A. (currently Banco Santander (Brasil) S.A.), in March 2007 the court found in its favor, but the Brazilian authorities appealed against the judgment at the Federal Regional Court, which handed down a decision partly upholding the appeal in September 2009. Banco Santander (Brasil) S.A. filed an appeal at the Federal Supreme Court. Law 12,865/2013 established a program of payments or deferrals of certain tax and social security debts, under which any entities that availed themselves of the program and withdrew the legal actions brought by them were exempted from paying late-payment interest. In November 2013 Banco Santander (Brasil) S.A. partially availed itself of this program but only with respect to the legal actions brought by the former Banco ABN AMRO Real, S.A. in relation to the period from September 2006 to April 2009, and with respect to other minor actions brought by other entities in its Group. However, the legal actions brought by Banco Santander, S.A. and those of Banco ABN AMRO Real, S.A. relating to the periods prior to September 2006, for which a provision for the estimated loss was recognized, still persist.

•	Banco Santander (Brasil) S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (IRPJ and CSLL) on the ground that the relevant requirements under the applicable legislation were not met. No provision was recognized in connection with the amount considered to be a contingent liability.

•	Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against several municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services. No provision was recognized in connection with the amount considered to be a contingent liability.

•	In addition, Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. No provision was recognized in connection with the amount considered to be a contingent liability.

•	In December 2008 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to income tax (IRPJ and CSLL) for 2002 to 2004. The tax authorities took the view that Banco Santander (Brasil) S.A. did not meet the necessary legal requirements to be able to deduct the goodwill arising on the acquisition of Banespa (currently Banco Santander (Brasil) S.A.). Banco Santander (Brasil) S.A. filed an appeal against the infringement notice at Conselho Administrativo de Recursos Fiscais (the Brazilian Tax Appeal Administrative Council, CARF), which on 21 October 2011 unanimously decided to render the infringement notice null and void. The tax authorities appealed against this decision at a higher administrative level. In June 2010 the Brazilian tax authorities issued infringement notices in relation to this same matter for 2005 to 2007. Banco Santander (Brasil) S.A. filed an appeal against these procedures at CARF, which was partially upheld on 8 October 2013. This decision has been appealed at the higher instance of CARF (Tax Appeal High Chamber). In December 2013 the Brazilian tax authorities issued the infringement notice relating to 2008, the last year for amortization of the goodwill. Banco Santander (Brasil) S.A. appealed against this infringement notice and the court found in its favor. The Brazilian tax authorities appealed against this decision at CARF. Based on the advice of its external legal counsel and in view of the first decision by CARF, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defense arguments to appeal against the infringement notices. Accordingly, the risk of incurring a loss is remote. Consequently, no provisions were recognized in connection with these proceedings because this matter should not affect the consolidated financial statements.

•	In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios Ltda. (DTVM) (currently Produban Serviços de Informática S.A.) and Banco Santander (Brasil), S.A. (currently Banco Santander (Brasil) S.A.) in relation to the Provisional Tax on Financial Movements (CPMF) with respect to certain transactions carried out by DTVM in the management of its customers’ funds and for the clearing services provided by Banco Santander (Brasil) S.A. to DTVM in 2000, 2001 and the first two months of 2002. The two entities appealed against the infringement notices at CARF, with DTVM obtaining a favorable decision and Banco Santander (Brasil) S.A. an unfavorable decision. Both decisions were appealed by the losing parties at the High Chamber of CARF, and unfavorable decisions were obtained by Banco Santander (Brasil) S.A. and DTVM on 12 and 19 June 2015, respectively. Both cases were appealed at court in a single proceeding and a provision was recognized for the estimated loss.

•	In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros, S.A. (Brasil), as the successor by merger to ABN AMRO Brasil Dois Participações S.A., in relation to income tax (IRPJ and CSLL) for 2005. The tax authorities questioned the tax treatment applied to a sale of shares of Real Seguros, S.A. made in that year. The aforementioned entity filed an appeal for reconsideration against this infringement notice. As the former parent of Santander Seguros S.A. (Brasil), Banco Santander (Brasil) S.A. is liable in the event of any adverse outcome of this proceeding. No provision was recognized in connection with this proceeding as it was considered to be a contingent liability.

•

In June 2013, the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. as the party liable for tax on the capital gain allegedly obtained in Brazil by the entity not resident in Brazil, Sterrebeeck B.V., as a result of the “incorporação de ações” (merger of shares) transaction carried out in August 2008. As a result of the aforementioned transaction, Banco Santander (Brasil) S.A. acquired all of the shares of Banco ABN AMRO Real, S.A. and ABN AMRO Brasil Dois Participações, S.A. through the delivery to these entities’ shareholders of newly issued shares of Banco Santander (Brasil) S.A., issued in a capital increase carried out for that purpose. The Brazilian tax authorities take the view that in the aforementioned transaction Sterrebeeck B.V. obtained income subject to tax in Brazil consisting of the difference between the issue value of the shares of Banco Santander (Brasil) S.A. that were received and the acquisition cost of the shares delivered in the exchange. In December 2014 the Group appealed against the infringement notice at CARF after the appeal for reconsideration lodged at the Federal Tax Office was dismissed. Based on the advice of its external legal counsel, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defense arguments to appeal against the infringement notice. Accordingly, the risk of incurring a loss is remote. Consequently, the Group has not recognized any provisions in connection with these proceedings because this matter should not affect the consolidated financial statements.

•	In November 2014 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to income tax (IRPJ and CSLL) for 2009 questioning the tax-deductibility of the amortization of the goodwill of Banco ABN AMRO Real S.A. performed prior to the absorption of this bank by Banco Santander (Brasil) S.A., but accepting the amortization performed after the merger. On the advice of its external legal counsel, Banco Santander (Brasil), S.A. lodged an appeal against this decision at the Federal Tax Office and obtained a favorable decision in July 2015, which we expect will be appealed at CARF by the Brazilian tax authorities. No provision was recognized in connection with this proceeding as it was considered to be a contingent liability. Banco Santander (Brasil) S.A. has also appealed against infringement notices issued by the tax authorities questioning the tax deductibility of the amortization of the goodwill arising on the acquisition of Banco Comercial e de Investimento Sudameris S.A. No provision was recognized in connection with this matter as it was considered to be a contingent liability.

•	Legal action brought by Sovereign Bancorp, Inc. (currently Santander Holdings USA, Inc.) claiming its right to take a foreign tax credit in connection with taxes paid outside the United States in fiscal years 2003 to 2005 in relation to financing transactions carried out with an international bank. Santander Holdings USA, Inc. considers that, in accordance with applicable tax legislation, it is entitled to recognize the aforementioned tax credits as well as the related issuance and financing costs. In addition, if the final outcome of this legal action is favorable to the interests of Santander Holdings USA, Inc., the amounts paid over by the entity in relation to this matter with respect to 2006 and 2007 would have to be refunded. In 2013 and in 2015 the US courts found against two taxpayers in cases with a similar structure. In the case of Santander Holdings USA, Inc., on November 13, 2015, the district judge found for Santander Holdings USA, Inc. in the final decision. On January 13, 2016, the judge ordered the amounts paid over with respect to 2003 to 2005 to be refunded to Santander Holdings USA, Inc. On March 11, 2016, the US government filed its appeal to the decision at the Court of Appeals. The estimated loss relating to this proceeding was provided for.

•	Santander UK has proactively engaged with HM Revenue & Customs to resolve a number of outstanding legacy tax matters, all of which relate to periods prior to Santander UK plc’s adoption of the Code of Practice on Taxation for Banks. However, litigation proceedings were commenced in relation to a small number of these issues, with respect to which the court of first instance found in favor of HM Revenue & Customs. Santander UK has decided not to appeal these rulings. The provision recognized for the amounts relating to these matters has been used in full.

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

There was a fall in compensation payments in the first half of 2015 and an increase from the third quarter, in line with industry trends, with compensation remaining stable in the last quarter.

The FSA consultation papers of November 2015 were taken into account in order to calculate the provision in 2015. As a result of considering the contents of the consultation papers, an additional provision of GBP 450 million was recognized. This amount is based on a probable scenario of two years in which customers could make their claims and on the anticipated increase in the volume of claims due to the established two-year period.

At December 31, 2015, the provision recognized in this connection totaled GBP 465 million.

The following table shows information on the total claims received up to December 31, 2015 and the resolution thereof:

(number of claims, in thousands)
	2015	2014	2013
Claims outstanding at the beginning of the period	20	14	31
Claims received (1)	251	246	363
Claims rejected as being invalid(2)	(195)	(194)	(298)
Resolved claims	(57)	(46)	(82)

Claims outstanding at the end of the period	19	20	14

(1)	Includes rejected claims relating to customers that had never purchased payment protection insurance from Santander UK.
(2)	Customers are entitled to appeal to the Financial Ombudsman Service (FOS) if their claims are rejected. The FOS may uphold or reject an appeal and if an appeal is upheld, Santander UK is required to compensate the customer. The table shows the result of appeals relating to paid or rejected claims.

The provision recognized at the end of 2015 represents the best estimate by Group management, taking into account the opinion of its advisers and of the costs to be incurred in relation to any compensation that may result from the redress measures associated with the sales of payment protection insurance (PPI) in the UK. The provision was calculated on the basis of the following key assumptions resulting from judgments made by management:

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

In addition, as part of the insolvency proceeding of Delforca 2008, S.A., Banco Santander, S.A. notified its claim against the insolvent party with a view to having the claim recognized as a contingent ordinary claim without specified amount. However, the insolvency manager opted to exclude Banco Santander, S.A.’s claim from the provisional list of creditors and, accordingly, Banco Santander, S.A. filed an ancillary claim, which was dismissed by a Court decision on February 17, 2015. This decision also declared that Banco Santander, S.A. had breached its contractual obligations under the framework financial transaction agreement it had entered into with Delforca 2008, S.A.

As part of the same insolvency proceeding, Delforca 2008, S.A. has filed another ancillary claim requesting the termination of the arbitration agreement included in the framework financial transactions agreement entered into by that party and Banco Santander, S.A. in 1998, as well as the termination of the obligation that allegedly binds the insolvent party to the High Council of Chambers of Commerce (Spanish Arbitration Court). This claim was upheld in full by the Court.

On December 30, 2013, Banco Santander filed a complaint requesting the termination of the insolvency proceeding of Delforca 2008, S.A. due to supervening disappearance of the alleged insolvency of the company. The complaint was dismissed by a decision handed down on June 30, 2014. A court order dated 25 May 2015 declared the end of the common phase of the insolvency proceeding and the opening of the arrangement phase. Banco Santander, S.A. lodged an appeal against the court’s decisions 1) to stay the arbitration proceeding and the effects of the arbitral award, 2) to terminate the arbitration agreement 3) not to recognize the contingent claim, and to declare a breach by Banco Santander, S.A. and 4) not to conclude the proceeding due to the non-existence of insolvency.

On 23 June 2015, Delforca 2008, S.A. submitted an arrangement proposal entailing the payment in full of the ordinary and subordinate claims.

On February, 2016, notice was served on the Bank of another ancillary claim filed by Delforca 2008, S.A. and Mobiliaria Monesa, S.A. (parent of Delforca 2008, S.A.) requesting the voidness of the enforcement of securities made by the Bank for a total sum of €57 million. This claim has been stayed on preliminary civil ruling grounds, until the abovementioned appeals are handed down.

In addition, in April 2009 Mobiliaria Monesa, S.A. (parent of Delforca 2008, S.A.) filed a claim against Banco Santander, S.A. at Santander Court of First Instance no. 5, claiming damages which it says it incurred as a result of the (in its opinion) unwarranted claim filed by the Bank against its subsidiary, reproducing the same objections as Delforca 2008, S.A. This proceeding has currently been stayed on preliminary civil ruling grounds, against which Mobiliaria Monesa, S.A. filed an appeal which was dismissed by the Cantabria Provincial Appellate Court in a judgment dated January 16, 2014.

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

•	Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: a claim was filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity’s Bylaws in the event that the entity obtained a profit and that the distribution of this profit were approved by the board of directors. The bonus was not paid in 1994 and 1995 since the bank did not make a profit and partial payments were made from 1996 to 2000, as agreed by the board of directors, and the relevant clause was eliminated in 2001. The Regional Employment Court ordered the bank to pay this half-yearly bonus in September 2005 and the bank filed an appeal against the decision at the High Employment Court (“TST”) and, subsequently, at the Federal Supreme Court (“STF”). The TST confirmed the judgment against the bank, whereas the STF rejected the extraordinary appeal filed by the bank in a decision adopted by only one of the Court members, thereby also upholding the order issued to the bank. This decision was appealed by the bank and the association. Only the appeal lodged by the bank has been given leave to proceed and will be decided upon by the STF in plenary session.

•	“Planos economicos”: Like the rest of the banking system, Santander Brazil has been the subject of claims from customers, mostly depositors, and of class actions brought for a common reason, arising from a series of legislative changes relating to the calculation of inflation (“planos economicos”). The claimants considered that their vested rights had been impaired due to the immediate application of these adjustments. In April 2010, the High Court of Justice (“STJ”) set the limitation period for these class actions at five years, as claimed by the banks, rather than twenty years, as sought by the claimants, which will probably significantly reduce the number of actions brought and the amounts claimed in this connection. As regards the substance of the matter, the decisions issued to date have been adverse for the banks, although two proceedings have been brought at the STJ and the Supreme Federal Court (“STF”) with which the matter is expected to be definitively settled. In August 2010, STJ handed down a decision finding for the plaintiffs in terms of substance, but excluding one of the “planos” from the claim, thereby reducing the amount thereof, and once again confirming the five-year statute of limitations period. Shortly thereafter, the STF issued an injunctive relief order whereby the proceedings in progress were stayed until this court issues a final decision on the matter.

•	Proceeding under Criminal Procedure Law (case no. 1043/2009) conducted at Madrid Court of First Instance no. 26, following a claim brought by Banco Occidental de Descuento, Banco Universal, C.A. against the Bank for USD 150 million in principal plus USD 4.7 million in interests, upon alleged termination of an escrow contract.

The court upheld the claim but did not make a specific pronouncement on costs. A judgment handed down by the Madrid Provincial Appellate Court on October 9, 2012 upheld the appeal lodged by the Bank and dismissed the appeal lodged by Banco Occidental de Descuento, Banco Universal, C.A.,

dismissing the claim. The dismissal of the claim was confirmed in an ancillary order to the judgment dated December 28, 2012. An appeal was filed at the Supreme Court by Banco Occidental de Descuento against the Madrid Provincial Appellate Court decision. The appeal was dismissed in a Supreme Court judgment dated October 24, 2014. Banco Occidental de Descuento filed a motion for annulment against the aforementioned judgment which was dismissed in an order dated 2 December 2015. The complainant has stated that it will appeal. The Bank has not recognized any provisions in this connection.

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

The case was heard from October 12 to December 10, 2015.

The judgment was handed down on March 4, 2016. The Court decided in favor of Banco Santander Totta, S.A. on all requests submitted by it and against the transport companies on all requests made by them. It considered all nine swap contracts to be valid and binding.

Banco Santander Totta, S.A. and its legal advisers consider that this judgment confirmed that the bank acted at all times in accordance with applicable legislation and under the terms of the swaps. As a result, the Group has not recognized any provisions in this connection.

•	Most of the German banking industry has been affected by two German Supreme Court decisions in 2014 in relation to handling fees in consumer loan agreements.

In May 2014 the German Supreme Court held handling fees in loan agreements to be null and void. The Court subsequently handed down a ruling at the end of October 2014 extending from three to ten years the statute of limitation period on claims relating to old transactions. Therefore, any claims relating to handling fees paid between 2004 and 2011 became statute-barred in 2014. This situation gave rise to numerous claims at the end of 2014 which affected the income statements of banks in Germany.

Santander Consumer Bank AG stopped including these handling fees in agreements from January 1, 2013 and ceased charging these fees definitively at that date, i.e. before the Supreme Court handed down its judgment on the issue.

Provisions of approximately €455 million were recognized in 2014 to cover the estimated cost of the claims. In order to calculate the provision, the claims already received, as well as an estimate of those that could be received in 2015 (the year in which the period for making claims ends as they become statute-barred) were taken into account. The provisions recognized to cover the claims received were used progressively throughout 2014 and 2015.

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

With the information available to it, the Group considers that at December 31, 2015, 2014 and 2013, it had reliably estimated the obligations associated with each proceeding and had recognized, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal situations. It also believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position or results of operations.

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

	Euro per Share					Dollars per ADS
	First	Second	Third	Fourth	Total	First	Second	Third	Fourth	Total
2009	0.14	0.12	0.12	0.22	0.60	0.16	0.14	0.14	0.24	0.67
2010	0.14	0.12	0.12	0.23	0.60	0.14	0.13	0.13	0.25	0.65
2011	0.14	0.13	0.12	0.22	0.60	0.15	0.14	0.12	0.23	0.64
2012	0.15	0.15	0.15	0.15	0.60	0.14	0.19	0.21	0.21	0.75
2013	0.15	0.15	0.15	0.15	0.60	0.15	0.15	0.16	0.21	0.67
2014	0.15	0.15	0.15	0.15	0.60	0.16	0.16	0.15	0.13	0.60
2015(*)	0.05	0.05	0.05	0.05	0.20	0.04	0.04	0.04	0.04	0.16

(*)	As of the date of this annual report on Form 20-F, the fourth dividend has not yet been paid.

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

Banco Santander paid on account of 2015:

•	A dividend of €0.05 per share equivalent to the first interim dividend (August 2015);

•	A scrip dividend of €0.05 per share equivalent to the second interim dividend (November 2015);

•	A dividend of €0.05 per share equivalent to the third interim dividend (February 2016); and

•	A dividend of €0.05 per share equivalent to the fourth dividend is expected to be paid in May 2016.

Following the increase of capital of the second interim dividend, the Bank’s share capital at the date of this annual report on Form 20-F was €7,217 million represented by 14,434,492,579 shares, par value €0.50 each.

Banco Santander assigned €2.9 billion to dividends in 2015 as compared to €7.7 billion in 2014.

The Bank intends the remuneration on account of the earnings for the 2016 financial year to be 0.21 euros per share, which would be paid, as always, in four payments, of which three would be received in cash and the other in shares or cash at the shareholder’s discretion, under the Santander Dividendo Elección scrip dividend scheme. As such, the resolution passed by our annual general shareholders’ meeting held on March 18, 2016, under item 8, was to offer all shareholders of the Bank the option to receive their remuneration corresponding to one of the interim dividends for 2016 through the application of the Santander Dividendo Elección scrip dividend scheme.

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

Year Ended December 31,
IFRS-IASB
2011	2012	2013	2014	2015
(in millions of euros)

2,151	1,355	1,030	1,435	2,277

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

B. Significant Changes

No material changes.

Item 9. The Offer and Listing

A. Offer and listing details

Market Price and Volume Information

Santander’s Shares

In 2015, Santander was the most actively traded stock on the Spanish stock exchange. As at December 31, 2015, the stock had a 12.65% weighting in the IBEX 35 Index and was ranked first among all Spanish issuers represented in this index. Santander’s stock weighting in the Euro Stoxx 50 was, at year end, 3.35%, placing it in ninth position. Our market capitalization of €65,792 million at 2015 year-end made us the largest bank in the eurozone by market capitalization and the 19th in the world in 2015.

At December 31, 2015 a total of 2,411,986,555 shares, or 16.71% of our share capital, were held by 1,276 registered holders with registered addresses in the United States and Puerto Rico, including JPMorgan Chase, as depositary of our American Depositary Share Program.

Our shares are traded on Spain’s automated “continuous market”, the national, centralized market which integrates the four Spanish stock exchanges (Madrid, Barcelona, Valencia and Bilbao). Our shares are also listed on the New York (in the form of American Depositary Shares), London (in the form of CREST Depository Interests), São Paulo (in the form of Brazil Depositary Shares), Milan, Lisbon, Buenos Aires, Warsaw and Mexico stock exchanges. At December 31, 2015, 58.21% of our shares were held of record by non-residents of Spain.

The table below sets forth the high and low of the daily closing prices and last daily sales prices in euros for our shares on the Spanish continuous market for the periods indicated.

	Euros per Share
	High	Low	Last
2011 Annual	9.32	5.13	5.87
2012 Annual	6.68	4.04	6.10
2013 Annual	6.77	4.84	6.51

2014 Annual	7.90	6.22	7.00
First Quarter	6.92	6.22	6.92
Second Quarter	7.89	6.93	7.63
Third Quarter	7.90	7.14	7.61
Fourth Quarter	7.56	6.63	7.00

2015 Annual	7.15	4.45	4.56
First Quarter	7.03	5.89	7.02
Second Quarter	7.15	6.26	6.26
Third Quarter	6.76	4.61	4.74
Fourth Quarter	5.37	4.45	4.56

2016 First Quarter	4.51	3.31	3.87

Last six months
2015
October	5.37	4.73	5.10
November	5.31	4.95	5.17
December	5.17	4.45	4.56
2016
January	4.42	3.73	3.94
February	3.81	3.31	3.75
March	4.51	3.83	3.87
April (through April 8, 2016)	3.80	3.58	3.66

On April 8, 2016, the reported last sale price of our shares on the continuous Spanish market was €3.66.

American Depositary Shares

Our ADSs have been listed and traded on the New York Stock Exchange since July 30, 1987. Each ADS represents one of our shares and is evidenced by an American Depositary Receipt or “ADR.” The deposit agreement, pursuant to which ADRs have been issued, is among us, JP Morgan Chase, as depositary, and the holders from time to time of ADRs. At December 31, 2015, a total of 470,220,926 of our ADSs were held by 17,512 registered holders. Since certain of such of our shares and our ADSs are held by nominees, the number of record holders may not be representative of the number of beneficial owners.

The table below sets forth the reported high and low of the daily closing prices and last daily sales prices for our ADSs on the New York Stock Exchange for the periods indicated.

	Dollars Per ADS
	High	Low	Last
2011 Annual	12.69	6.80	7.52
2012 Annual	8.76	4.89	8.17
2013 Annual	9.29	6.43	9.07

2014
Annual	10.75	8.21	8.33
First Quarter	9.58	8.36	9.58
Second Quarter	10.75	9.58	10.42
Third Quarter	10.64	9.46	9.50
Fourth Quarter	9.43	8.21	8.33

2015
Annual	8.42	4.85	4.87
First Quarter	8.42	6.62	7.45
Second Quarter	7.72	7.00	7.01
Third Quarter	7.31	5.13	5.28
Fourth Quarter	6.04	4.85	4.87

2016 First Quarter	4.96	3.74	4.36

Last six months
2015
October	6.04	5.28	5.54
November	5.69	5.29	5.40
December	5.46	4.85	4.87
2016
January	4.79	4.06	4.19
February	4.17	3.74	3.99
March	4.96	4.16	4.36
April (through April 8, 2016)	4.33	4.00	4.13

On April 8, 2016, the reported last sale price of our ADSs on the New York Stock Exchange was $4.13.

B. Plan of distribution

Not Applicable

C. Markets

General

Spanish Securities Market

The Spanish securities market for equity securities (the “Spanish Stock Exchanges”) consists of four stock exchanges located in Madrid, Barcelona, Bilbao and Valencia (the “local exchanges”). The majority of the transactions conducted on them are done through the Automated Quotation System. During the year ended December 31, 2015, the Automated Quotation System accounted for the majority of the total trading volume of equity securities on the Spanish Stock Exchanges.

Automated Quotation System

The Automated Quotation System was founded in November 2, 1995, substituting the computer assisted trading system known as Sistema de Interconexión Bursátil, which had been in place since 1989. It links the four local exchanges, providing those securities listed on it with a uniform continuous market that eliminates most of the differences among the local exchanges. The principal feature of the system is the computerized matching of buy and sell orders at the time of entry of the order. Each order is executed as soon as a matching order is entered, but can be modified or canceled until executed. The activity of the market can be continuously monitored by investors and brokers. The Automated Quotation System is operated and regulated by the Sociedad de Bolsas, a corporation owned by the company that manages the Spanish Stock Exchanges. All trades on the Automated Quotation System must be placed through a bank, brokerage firm, a dealer firm or a credit entity that are a member of a Spanish stock exchange directly.

There is a pre-opening session held from 8:30 a.m. to 9:00 a.m. (Madrid time) each trading day on which orders are placed at that time. The computerized trading hours are from 9:00 a.m. to 5:30 p.m. (Madrid time). Each session will end with a 5 minute auction, between 5:30 and 5:35 p.m., with a random closedown of 30 seconds. The price resulting from each auction will be the closing price of the session.

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

Moreover, there is a block trades market (el mercado de bloques) allowing for block trades between buyers and sellers from 9:00 a.m. to 5:30 p.m. during the trading session. Under certain conditions, this market allows cross-transactions of trades at prices different from prevailing market prices. Trading in the block market is subject to certain limits with regard to price deviations and volumes.

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

Sociedad de Bolsas is also the manager of the IBEX 35® Index. This index is made up by the 35 most liquid securities traded on the Spanish Market and, technically, it is a price index that is weighted by capitalization and adjusted according to the free float of each company comprised in the index. Apart from its quotation on the four Spanish Exchanges, the Bank is also currently included in the IBEX 35® Index.

Clearance and Settlement System. Book-Entry System

On April 1, 2003, by virtue of Law 44/2002 and of Order ECO 689/2003 of March 27, 2003 approved by the Spanish Ministry of Economy, the integration of the two main existing book-entry settlement systems existing in Spain at the time–the equity settlement system Servicio de Compensación y Liquidación de Valores (“SCLV”) and the Public Debt settlement system Central de Anotaciones de Deuda del Estado (“CADE”)– took place. As a result of this integration, a single entity, known as Sociedad de Gestión de los Sistemas de Registro Compensación y Liquidación de Valores (“Iberclear”) assumed the functions formerly performed by SCLV and CADE according to the legal regime stated in article 44 bis of the Spanish Securities Market Act.

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

A reform of the existing clearing, settlement and registry system is currently being implemented in Spain. The reform introduces three fundamental changes that, in turn, will involve a number of operating modifications. These changes are as follows: a) Transition to a registry system based on balances; b) the introduction of a new Central Counterparty (“BME Clearing”); and c) the integration of the Central de Anotaciones del Mercado de Deuda Pública (CADE), or the registry, and SCL into a single platform. With the introduction of the Central Counterparty, Spain’s stock exchange markets will be organized around three infrastructures: a trading platform (SIBE), the Central Counterparty (a new segment of BME) and the central securities depository (IBERCLEAR). This new system will be implemented in two consecutive phases: a) first phase: the implementation of the Central Counterparty and the transition to a registry system based on balances to be scheduled to be completed in the fourth quarter of 2015; and b) second phase: the transfer of CADE into the new system and the connection to Target 2 Securities system scheduled to be completed during the first quarter of 2017. On February 3, 2016 came into force Royal Decree 878/2015 on clearing, settlement and registration of traded securities represented as book entries, on the legal framework for central securities depositaries and central counterparties, and the transparency requirements for issuers of securities admitted to trading on an official secondary market. One of its main pillars on which the reform of the securities clearing, settlement and registration system is based is the substitution of the current equity registration system, based on registry references, by a system based only on securities balances, and the establishing of alternative control procedures. The royal decree also implements the legal and economic framework for central counterparties and other central securities depositaries.

Securities Market Legislation

The Spanish Securities Markets Act, enacted in 1988, among other things:

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

The first final provision of Law 11/2015 of June 18, 2015 on the recovery and resolution of credit institutions and of Investment Firms introduces certain amendments to Law 24/1988 of July 28, 1988 on the Securities Market, in respect of book-entry securities is included, providing for both the reversibility of this book-entry status and for the requirements that must be met by the issuance document. Further amendments clarify the structure and functioning of the Spanish securities registration system, which has two levels making up the so-called two-step system.

Legislative Royal Decree 4/2015 of October 23, 2015 integrates the amendments made to Law 24/1988 of July 28, 1988, on the Securities Market, since it was passed. In particular, this includes the changes introduced by: 1) Law 37/1998 of November 16, 1998, reforming Law 24/1988 of July 28, 1988, on the Securities Market; 2) the third additional provision of Law 41/1999 of November 12, 1999, on payment and securities settlement systems; 3) certain provisions of Law 44/2002 of November 22, 2002 on financial system reform measures; of Law 9/2012 of November 14, 2012 on restructuring and resolution of credit institutions, and of Law 11/2015 of June 18, 2015 on the recovery and resolution of credit institutions and of Investment Firms; and 4) Law 47/2007 of December 19, 2007, incorporating various European Directives into Spanish legislation, particularly Directive 2004/39/EU of the European Parliament and of the Council of April 21, 2004 on markets in financial instruments, also known as MIFID. In order to facilitate application of the Legislative Royal Decree a table of correspondences with the precepts of Law 24/1988 has been published on the Spanish Treasury’s website.

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

The law requires that the CNMV be notified each time the acquisition of treasury stock made since the last notification reaches 1% of the voting rights of the company, regardless of any other preceding sales. The Spanish Limited Companies Law establishes, in relation to the treasury stock shares (held by us and our affiliates), that the exercise of the right to vote and other non-financial rights attached to them shall be suspended. Financial rights arising from treasury stock held directly by us, with the exception of the right to allotment of new bonus shares, shall be attributed proportionately to the rest of the shares.

The portion of overall trading volume in Santander ordinary shares transacted by Group subsidiaries continues to vary from day to day and from month to month, and is expected to continue to do so in the future. In 2015, 8.99% of the total volume traded in Santander ordinary shares executed on the Primary Spanish The portion of trading volume in shares allocable to purchases and sales as principal by our companies (treasury shares) was approximately 1.9% in the same period. The monthly average percentage of outstanding shares held by our subsidiaries ranged from 0.132% to 0.336% in 2015. At December 31, 2015, the Parent bank and our subsidiaries held 38,161,833 of our shares (0.264% of our total capital stock as of that date).

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

Subsequently, several articles have been amended and sub-subsections 1 and 2 of Article 5 of the Bank’s Bylaws have been updated several times to show the current share capital and the number of shares outstanding. The most recent of such amendments corresponds to the one required by the share capital increase carried out on November 4, 2015 and filed with the office of the Mercantile Registry on the following day.

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

At the 2015 annual general meeting, held on March 27, 2015, our shareholders resolved to amend our Bylaws to conform the Bylaws to the amendments of the Capital Companies Law introduced by Law 31/2014, of December 3, 2014, amending the Capital Companies Law to improve corporate governance (“Law 31/2014”). That reform has been supplemented with the inclusion of certain technical improvements to the Bylaws, whether to improve their drafting, facilitate understanding, provide the text of the Bylaws with greater flexibility or, simply, adjust them to the Group’s practices.

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

At the 2016 annual general meeting, held on March 18, 2016, our shareholders resolved to amend our Bylaws to conform the Bylaws to: (i) certain amendments of the Spanish Capital Corporations Law, introduced by Law 15/2015 of July 2 on Voluntary Jurisdiction Law and Law 22/2015 of July 20 on the Audit of Financial Statements; and (ii) the recommendations of the new good governance code of listed companies, approved by resolution of the Board of the Spanish CNMV on February 18, 2015 which replaces the unified good governance code of listed companies of 2006. Additionally certain amendments seek to introduce greater flexibility in the Bylaws regarding the composition of the committees of the board.

In particular, the following articles of the Bylaws have been amended: Article 23 (power and duty to call a meeting), related to the general shareholders’ meeting; and, in relation to the board of directors, articles 40 (creation of shareholder value) and 45 (secretary of the board); and in relation to the committees of the board, articles 50 (committees of the board of directors), 53 (audit committee), 54 (appointments committee), 54 bis (remuneration committee) and 54 ter (risk supervision, regulation and compliance committee).

Our current Bylaws are included as Exhibit 1.1 to this annual report. The Bylaws are also available on the Group’s website, which does not form part of this annual report on Form 20-F, at www.santander.com, under the heading “Information for shareholders and investors—General information—Bylaws”.

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

In March 2015, an amendment to the Rules and Regulations of the Board of Directors was recorded with the Companies Register of Cantabria. The purpose of such modification was to change the name of the technology, productivity and quality committee, which would henceforth be known as the innovation and technology committee.

In July 2015, the Board of Directors modified and introduced various articles of the Rules and Regulations. The purpose of this reform was:

•	To complete the changes to the Bylaws approved at the ordinary general meeting on March 27, 2015, adapting the Rules and Regulations of the Board to the new aspects of the Spanish Corporate Enterprises Act pursuant to Law 31/2014.

•	To review and adapt the Bank’s corporate governance rules to the recommendations applicable to it in its dual position as a listed company and credit institution, considering: i) the new code of good governance for listed companies issued by the Securities Market Commission (CNMV) in February 2015; ii) the guide to internal governance issued by the European Banking Authority; and iii) the new Basel corporate governance principles for banks, published on July 8, 2015.

•	To review the functions of the board’s committees in view of recent regulatory changes.

•	To bring the operating rules for the board and its committees into line with the Bank’s current practices.

•	To separately regulate the appointments and remuneration committees and to reform the regulation of the international and innovation and technology committees.

•	To include certain internal rules regarding the Bank’s criminal risk prevention model, considering the modification of article 31-2 of Spain’s Penal Code.

•	To introduce technical improvements or enhancements to the wording or explain certain rules of the Bank’s internal governance.

At its meeting of September 29, the Board of Directors modified section 1 of article 17 of the Rules and Regulations of the Board, in order to increase the maximum number of members of the innovation and technology committee from seven to eight.

Finally, in January 2016, the Board approved the amendment of section 3 of article 17 quinquies of the Rules and Regulations of the Board, in order to extend the functions of the innovation and technology committee.

All the above mentioned modifications to the Rules and Regulations of the Board were registered with the Companies Register of Cantabria.

With regard to the Rules and Regulations of the General Shareholders’ Meeting, at the 2016 annual general meeting, held on March 18, 2016, our shareholders resolved to amend article 6 (information available as of the date of the call to meeting), relating to the publication of information regarding the general shareholders’ meeting, and article 21 (voting on proposed resolutions), relating to the procedure at the general shareholders’ meeting. The reason for the aforementioned proposed amendments is the appropriateness of conforming the organizational rules of the Company to the recommendations of the good governance code of listed companies, approved by resolution of the Board of the Spanish CNMV on February 18, 2015, a purpose which is also shared by part of the amendments of the Bylaws approved by the shareholders at the referred annual general shareholders’ meeting held on March 18, 2016.

All references to the Rules and Regulations of the Board and to the Rules and Regulations for the general shareholders’ meeting in this annual report on Form 20-F are references to the current text.

The Rules and Regulations of the Board and the Rules and Regulations of the General Shareholders’ Meeting are available on the Group’s website, which does not form part of this annual report on Form 20-F, at www.santander.com, under the heading “Information for shareholders and investors—Corporate governance—Rules and Regulations of the Board of Directors” and “Information for shareholders and investors—Corporate governance—Rules and Regulations for the general shareholders´ meeting”, respectively.

General

As of December 31, 2015, the Bank’s share capital was €7,217,246,289.50, represented by a single class of 14,434,492,579 book-entry Santander shares with a nominal value of €0.50 each.

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

Meetings and Voting Rights

We hold our annual general shareholders’ meeting during the first six months of each fiscal year on a date fixed by the board of directors. Extraordinary meetings may be called from time to time by the board of directors whenever the board considers it advisable for corporate interests, and whenever so requested by shareholders representing at least 3% of the outstanding share capital of Santander. At our annual general shareholders’ meeting held on March 30, 2012, our shareholders approved an amendment to our Bylaws to require that notices of all meetings be published at least one month prior to the date set for the meeting, except in those instances in which a different period is established by law, in the Official Gazette of the Mercantile Register or in one of the local newspapers having the largest circulation in the province where the registered office of Santander is located, on the website of the CNMV and on the Bank’s website (www.santander.com). In addition, under Spanish law, the agenda of the meeting must be sent to the CNMV and the Spanish Stock Exchanges and published on the company’s website. Our last ordinary general meeting of shareholders was held on March 18, 2016 and our last extraordinary general meeting of shareholders was held on September, 15, 2014.

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

At both general shareholders’ meetings held in 2004 (the annual shareholders’ meeting of June 19, 2004 and the extraordinary general meeting of October 21, 2004) our shareholders could exercise their voting and representation rights prior to the meetings by electronic means (via the Internet). In addition, at the extraordinary general shareholders’ meeting of October 21, 2004, our shareholders could vote by mail and in the annual general shareholders’ meetings held on June 18, 2005, June 17, 2006, June 23, 2007, June 21, 2008, June 19, 2009, June 11, 2010, June 17, 2011, March 30, 2012, March 22, 2013, March 28, 2014, March 27, 2015 and March 18, 2016 and in the extraordinary general shareholders’ meeting of October 23, 2006, July 27, 2007, September 22, 2008, January 26, 2009 and September 15, 2014 our shareholders, besides exercising their voting and representation rights prior to the meeting by mail or via the Internet, were able to attend (besides attending and voting in person) via the Internet and were also able to vote in real time on the Internet on the resolutions considered at the meeting.

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

For purposes of determining the quorum, those shareholders who vote by mail or via the Internet are counted as present at the meeting, as provided by the Rules and Regulations of the Bank’s general shareholders’ meetings. The quorum at the 2016 annual general meeting was 57.63% of the Bank’s share capital.

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

At the Bank’s annual general shareholders’ meeting held on March 27, 2015, our shareholders passed a resolution which, among other things, gave the board the authority to increase, within a period of three years from the date of the meeting, the Bank’s capital by up to €3,515,146,471.50. Under this resolution, the board is authorized to totally or partially exclude pre-emptive rights, upon the terms of the Spanish law, provided, however, that this power is limited to capital increases carried out under this resolution up to the amount of €1,406,058,588.50.

At the Bank’s annual general shareholders’ meeting held on March 18, 2016, our shareholders passed a resolution which, among other things, withdrew, to the extent of the unused amount, the authorization granted by our shareholders at the annual meeting held on March 27, 2015, and gave the board the authority to execute the increase, within a period of 1 year from the date of the meeting, the Bank’s capital by up to € 500 million, pursuant to the provisions of section 297.1.a) of the Spanish Companies Act.

Likewise, at the Bank’s annual general shareholders’ meeting held on March 18, 2016, our shareholders passed a resolution to increase the share capital by such amount as may be determined pursuant to the terms of the resolution, by means of the issuance of new ordinary shares having a par value of one-half (0.5) euro each, with no share premium, of the same class and series as those that are currently outstanding, with a charge to reserves.

Finally, at the Bank’s annual general shareholders’ meeting held on March 18, 2016, our shareholders passed a resolution which, among other things, withdrew, to the extent of the unused part, the authorization granted by our shareholders at the annual general shareholders meeting held on March 27, 2015, on March 28, 2014, on March 22, 2013, on March 30, 2012 and on June 17, 2011, and permitted the Bank to issue, within five years from the date of the meeting, on one or more occasions, debentures, bonds, participating preference shares and other fixed-income securities or debt instruments of a similar nature (including warrants) that are non-convertible in an amount up to € 50 billion aggregate principal amount or the equivalent thereof in another currency. This power may be exercised by the board of directors within a maximum period of five years from the date of adoption of the resolution by our shareholders, at the end of which period it shall be cancelled to the extent of the unused amount.

Dividends

On January 8, 2015, we announced that the Bank has reformulated its shareholder remuneration policy with the objective of once again paying the majority of shareholders’ quarterly remuneration in cash. In particular, the Bank announced its intention to offer remuneration of 0.20 euros per share with a charge to the 2015 results, which would be paid in four installments, of which three will be received in cash and the other in shares or cash at the shareholder’s discretion, under the Santander Dividendo Elección scrip dividend program. In subsequent financial years, the Bank aims for its cash pay-out to represent between 30% and 40% of its recurring profit, instead of the current 20%, and for shareholder remuneration to match the growth of its results.

Notwithstanding this change in remuneration policy, Banco Santander maintained its stated intention to apply the Santander Dividendo Elección scrip dividend scheme to the remuneration corresponding to the final dividend for 2014 and offered all shareholders of the Bank the option to receive their remuneration corresponding to the final dividend for 2014 and to one of the interim dividends for 2015 (on November 2015) through the application of the Santander Dividendo Elección scrip dividend program.

The Bank intends the remuneration on account of the earnings for the 2016 financial year to be 0.21 euros per share, which would be paid, as always, in four payments, of which three would be received in cash and the other in shares or cash at the shareholder’s discretion, under the Santander Dividendo Elección scrip dividend scheme. As such, the resolution passed by our annual general shareholders’ meeting held on March 18, 2016, under item 8, was to offer all shareholders of the Bank the option to receive their remuneration corresponding to one of the interim dividends for 2016 through the application of the Santander Dividendo Elección scrip dividend scheme.

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

Legal Restrictions on Acquisitions of Shares in Spanish Banks

Certain provisions of Spanish law require notice to the Bank of Spain and non-objection by the European Central Bank prior to the acquisition by any individual or corporation of a substantial number of shares of a Spanish financial institution.

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

Reporting Requirements

Royal Decree 1362/2007 requires that any entity which acquires or transfers shares and as a consequence the number of voting rights held exceeds, reaches or falls below the threshold of 3%, 5%, 10%, 15%, 20%, 25%, 30%, 35%, 40%, 45%, 50%, 60%, 70%, 75%, 80% or 90%, of the voting rights of a company, for which

Spain is the member state of origin, listed on a Spanish stock exchange or on any other regulated market in the European Union, must, within 4 trading days from the date on which the person becomes aware or should have become aware of the circumstance obliging him or her to notify, notify and report it to such company, and to the Spanish CNMV. From November 27, 2015, notification must be given of financial instruments with a financial effect similar to that of holding shares, regardless of whether settlement is made through shares or in cash. For these purposes it should be considered as financial instruments negotiable securities, options, futures, swaps, forward rate agreements, contracts for difference and any other contract or agreement with similar financial effects that can be settled by delivering the underlying securities or in cash, and any others established by the Ministry of Economics and Competitiveness and, with its express authorization, the Spanish Securities and Exchange Market Commission. To calculate whether the thresholds for notification of major holdings have been met, the voting rights corresponding to holding shares (physical position) and financial instruments (derivative position) will be added together. The number of voting rights attributable to a financial instrument will be calculated by referring to the theoretical total amount of shares underlying the financial instrument. When the financial instrument is only settled in cash, the number of voting rights will be calculated by multiplying the number of underlying shares by the delta of the instrument (sensitivity of the price of the instrument to the price of the underlying value). To calculate the voting rights, only long positions, which cannot be netted with short positions relating to the same underlying issuer, will be considered. All these calculations will be made under the provisions of Commission Delegated Regulation (EU) 2015/761.

This duty to report the holding of a significant stake is applicable not only to the acquisitions and transfers in the terms described above, but also to those cases in which in the absence of an acquisition or transfer of shares, the percentage of an individual’s voting rights exceeds, reaches or falls below the thresholds that trigger the duty to report, as a consequence of an alteration in the total number of voting rights of an issuer. Similar disclosure obligations apply, among others, in the event of: (i) certain voting, deposit, temporary transfer or other agreements regarding the relevant shares; or (ii) custodians or proxy-holders who can exercise with discretion the voting rights attached to the relevant shares. The above mentioned threshold percentage will be 1% or any multiple of 1% whenever the person who has the duty to notify is a resident of a tax haven or of a country or territory where there is no taxation or where there is no obligation to exchange tax information (in accordance with Spanish law).

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

A director’s power to vote on a proposal, arrangement or contract in which such director is materially interested is not regulated by our Bylaws. Conflicts of interest are regulated by Article 30 of the Rules and Regulations of the Board. Under Article 30, a director is obliged to inform the board of any direct or indirect conflict of interest which may exist with the Bank. If such a conflict relates to a particular transaction with the Bank, then the director (i) may not undertake the transaction without the board’s authorization (such authorization can only be granted following a report of the audit committee; and (ii) the director may not take part in the discussion or voting regarding the transaction to which the conflict relates.

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

At the Bank’s annual general shareholders’ meeting held on March 27, 2015, our shareholders passed a resolution to amend articles 58 and 59 (renumbered as 59 bis) of our Bylaws, and to introduce a new article 59 setting out the rules for the remuneration of directors. Such amendments aimed at conforming the terminology of the Bylaws to the text that Law 31/2014 introduced to the sections of the Spanish Capital Companies Law regarding the remuneration of directors. The main amendments to those rules are summarized below.

Amendments to the second paragraph of sub-section 2 of Article 58 purported to incorporate into the Bylaws the standard, established in the Spanish Capital Companies Law, that the board must distribute among its members the total remuneration corresponding to them as board members.

Additionally, amendments to sub-section 4 of article 58 of the Bylaws set forth the precautionary procedures to which board approval of agreements with executive directors must be subject in accordance with Spanish law: the requirement of a two-thirds majority, the abstention of any affected director and the inclusion of the agreement in the minutes of the meeting as an exhibit. They also reproduce the legal provisions regarding the contents of such agreements and the principle that a director may not receive any remuneration for the performance of executive duties which amounts or items are not recorded therein.

The article 59 was introduced in order for the Bylaws to reflect the new provision of the Spanish Capital Companies Law, which establishes the requirement that any document entitled “Director remuneration policy” with the following content has to be approved by the shareholders at the general shareholders’ meeting as a separate item on the agenda at least each three years: (i) the remuneration of directors in their capacity as such (in Bylaws mandate) including the total amount accrued by the board in its capacity as such and (ii) the basis for the remuneration of directors for the performance of executive duties that, at least, shall include the amount of the fixed remuneration and the variation during the period at which the policy is referred, the principles in order to fix the variable components and the terms and conditions of the remuneration, its duration and, if applicable, indemnity for early termination or end of the contractual relationship, or exclusivity and non-competition.

The amendment of the content of the renumbered article 59 bis) was intended to conform the regulation of the annual director remuneration report in the Bylaws to the amendments introduced by Law 31/2014 to the legal rules for this report subject to the consultative voting of the shareholders meeting. The most noteworthy legal change is that the report no longer has to include information on the planned policy for future years (given that this will be the object of a new remuneration policy), and is only required to offer complete, clear and understandable information regarding the policy for the current year and an overall summary of the policy applied in the previous financial year.

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

Amendments to the second paragraph of sub-section 2 of Article 58 purported to incorporate into the Bylaws the standard, established in the Spanish Capital Companies Law, that the board must distribute among its members the total remuneration corresponding to them as board members.

At the Bank’s annual general shareholders’ meeting held on March 18, 2016, our shareholders passed a resolution to amend, among others, article 40 of our Bylaws. Such amendment aimed to conform the text thereof to recommendation 12 of the New Code, which replaces recommendation 7 of the Unified Code, stating that the board of directors will be guided by the corporate interest, understood as the achievement of a business that is profitable and sustainable over the long term and that promotes the continuity thereof and the maximization of the value of the company, in line with the provisions of article 5 of the Rules and Regulations of the Board.

The amendments of Bylaws approved at the Bank’s annual general shareholders’ meeting held on March 18, 2016 have not yet been filed with the Mercantile Register (since they are subject to the prior authorization of the Bank of Spain), which is required prior to their effectiveness. We expect that the amendments will become effective within the first semester of 2016.

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

This summary is for general information only and does not constitute tax advice. You should consult your own tax adviser as to the particular tax consequences to you of owning the shares or ADSs including your eligibility for the benefits of the Treaty, the applicability or effect of any special rules to which you may be subject, and the applicability and effect of state, local, foreign and other tax laws and possible changes in tax law.

Spanish tax considerations

The following is a summary of material Spanish tax matters and is not exhaustive of all the possible tax consequences to you of the acquisition, ownership and disposition of ADSs or shares. This discussion is based upon the tax laws of Spain and regulations thereunder, which are subject to change, possibly with retroactive effect..

Taxation of dividends

Under Spanish law, dividends paid by a Spanish resident company to a holder of ordinary shares or ADSs not residing in Spain for tax purposes and not operating through a permanent establishment in Spain are subject to Spanish Non-Resident Income Tax at a 19% rate from January 1, 2016 (this rate was 20% from January 1, 2015 to July 11, 2015, and 19.5% from July 12, 2015 to December 31, 2015).

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

A scrip dividend will be treated as follows:

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

Taxation of capital gains

Under Spanish law, any capital gains derived from the transfer of securities issued by Spanish tax residents are deemed to be Spanish-source income and, therefore, are taxable in Spain. If you are a U.S. resident, income from the sale of ADSs or shares will be treated as capital gains for Spanish tax purposes. Since January 1, 2015, Spanish Non-Resident Income Tax is levied at a 19% rate from January 1, 2016 (this rate was 20% from January 1, 2015 to July 11, 2015, and 19,5% from July 12, 2015 to December 31, 2015) on capital gains realized by persons not residing in Spain for tax purposes who are not entitled to the benefit of any applicable treaty for the avoidance of double taxation. Capital gains and losses will be calculated separately for each transaction and losses may not be offset against capital gains.

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

Spanish wealth tax

Individuals not resident in Spain for tax purposes who hold shares or ADSs located in Spain are subject to the Spanish wealth tax (Spanish Law 19/1991), which imposes a tax on property and rights located in Spain or that can be exercised within the Spanish territory on the last day of any year. The Spanish tax authorities might take the view that all shares of Spanish corporations and all ADSs representing such shares are located in Spain for Spanish tax purposes. If such a view were to prevail, non-residents of Spain who held shares or ADSs on the last day of any year would be subject to the Spanish wealth tax for such year on the average market value of such shares or ADSs during the last quarter of such year (this average price of listed shares is published in the Official State Gazette every year). Law 4/2008 amended the Spanish wealth tax law, introducing a 100% tax rebate and eliminating the obligation to file any form for tax periods starting as of January 1, 2008. However, this 100% tax rebate was temporarily abolished by different legislation with effect as of the 2011 fiscal year, and was expected to be restored from January 1, 2016, but Law 48/2015 of October 29 has delayed it again until January 1, 2017. Notwithstanding the above, the first €700,000 of net wealth owned by an individual will be exempt from taxation.

As a result of the above legislation, non-residents of Spain who hold or held shares, ADSs, or other assets or rights located in Spain according to Spanish wealth tax law, on the last day of 2015 or 2016, the combined value of which exceeds €700,000 might be subject to the Spanish wealth tax on that excess amount at marginal rates varying between 0.2% and 2.5%, and would be obliged to file the corresponding wealth tax return.

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

Gifts granted to corporations non-resident in Spain are subject to Spanish Non-Resident Income Tax at a 19% tax rate from January 1, 2016 (this rate was 20% from January 1, 2015 to July 11, 2015, and 19,5% from

July 12, 2015 to December 31, 2015) on the fair market value of the shares as a capital gain. If the donee is a United States corporation, the exclusions available under the Treaty described in the section “—Taxation of capital gains” above will be applicable.

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

A scrip dividend will be treated as a distribution of cash, even if a U.S. Holder elects to receive the equivalent amount in shares. In that event, the U.S. Holder will be treated as having received the U.S. dollar fair market value of the shares on the date of receipt, and that amount will be the U.S. Holder’s tax basis in those shares. The holding period for the shares will begin on the following day.

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

Passive Foreign Investment Company Rules

We believe that we were not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for the 2015 taxable year. However, because our PFIC status depends upon the composition of our income and assets and the fair market value of our assets (including, among others, less than 25% owned equity investments) from time to time, and upon certain proposed Treasury Regulations that are not yet in effect but are proposed to become effective for taxable years after December 31, 1994, there can be no assurance that we were not or will not be a PFIC for any taxable year.

If we were a PFIC for any taxable year during which a U.S. Holder owns ADSs or shares, any gain recognized by a U.S. Holder on a sale or other disposition of ADSs or shares would be allocated ratably over the U.S. Holder’s holding period for the ADSs or shares. The amounts allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amounts allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to each of those taxable years. Further, any distribution in respect of ADSs or shares in excess of 125% of the average of the annual distributions on ADSs or shares received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ADSs or shares.

In addition, if we were a PFIC in a taxable year in which we paid a dividend or the prior taxable year, the reduced rate on dividends discussed above with respect to non-corporate U.S. Holders would not apply.

If we were a PFIC for any taxable year during which a U.S. Holder owned the ADSs or shares, the U.S. Holder would generally be required to file IRS Form 8621 with its annual U.S. federal income tax return, subject to certain exceptions.

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

Certain U.S. Holders who are individuals (and under recently finalized Treasury regulations, specified entities that are formed or availed of for purposes of holding certain foreign financial assets) may be required to report information relating to their ownership of an interest in certain foreign financial assets, including stock of a non-U.S. entity, subject to certain exceptions (including an exception for publicly traded stock and interests held in custodial accounts maintained by a U.S. financial institution). U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of this requirement on the ownership and disposition of ADSs or shares.

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

I. Subsidiary information

Not Applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Introduction

We have divided this section into the following ten parts:

•	Cornerstones of the risk function

•	Risk management and control model - Advanced Risk Management (ARM)

•	Credit risk;

•	Trading market and structural risk

•	Liquidity and funding risk

•	Operational risk

•	Compliance and conduct risk

•	Model risk

•	Strategic risk

•	Capital risk

Part 1. Cornerstones of the risk function

The Group has calculated that the risk function should be based on the following cornerstones, which are in line with the Group’s strategy and business model and take into account the recommendations of the supervisory and regulatory bodies and the best market practices:

•	The business strategy is defined by the risk appetite. The Group’s board calculates the amount and type of risk that it considers reasonable to assume in implementing its business strategy and its deployment in objective verifiable limits that are consistent with the risk appetite for each significant activity.

•	All risks must be managed by the units that generate them using advanced models and tools and integrated in the various businesses. The Group is fostering advanced risk management, using innovative models and metrics together with a control, reporting and escalation framework to ensure that risks are identified and managed from different perspectives.

•	A forward-looking vision of all types of risks should be included in the risk identification, assessment and management processes.

•	The independence of the risk function encompasses all risks and appropriately separates the risk generating units from those responsible for risk control.

•	The best processes and infrastructure must be used for risk management.

•	A risk culture integrated throughout the organization, consisting of a series of attitudes, values, skills and guidelines for action vis-à-vis all risks.

Part 2. Risk management and control model - Advanced Risk Management (ARM)

The risk management and control model ensures that the risk profile remains within the levels set for the risk appetite and other limits. Similarly, it includes the adoption of the corrective and mitigating measures required to keep risk levels in line with the defined objectives.

In 2014, the Group launched the ARM program, the main aim of which is to contribute to progress towards advanced risk management by laying the foundations to make available the best integrated risk management model in the industry.

The roll-out of the ARM in 2015 at the various Group units enabled progress to be made in strategic projects that were already under way, such as the Risk Data Aggregation/Risk Reporting Framework (RDA/RRF), the risk appetite to be developed, the control environment through the governance of the risk function to be strengthened and new initiatives such as the risk management model or the Advanced Operational Risk Management (AORM) model, inter alia, to be developed.

The instruments that help ensure that all the risks arising from the Group’s business activity are properly managed and controlled are described below.

1. Risk map

The risk map covers the main risk categories in which the Group has its most significant current and/or potential exposures, thus facilitating the identification thereof.

The risk map includes the following:

•	Financial risks

•	Credit risk: risk that might arise from the failure to meet agreed-upon contractual obligations in financial transactions.

•	Market risk: that which is incurred as a result of the possibility of changes in market factors affecting the value of positions in the trading portfolios.

•	Liquidity risk: risk of non-compliance with payment obligations on time or of complying with them at an excessive cost.

•	Structural and capital risks: risk caused by the management of the various balance sheet items, including those relating to the adequacy of capital and those arising from the insurance and pensions businesses.

•	Non-financial risks

•	Operational risk: the risk of incurring losses due to the inadequacy or failure of processes, staff and internal systems or due to external events.

•	Conduct risk: the risk caused by inappropriate practices in the Group’s dealings with its customers, and the treatment and products offered to each particular customer and the adequacy thereof.

•	Compliance and legal risk: risk arising from non-compliance with the legal framework, internal rules or the requirements of regulators and supervisors.

•	Transversal risks

•	Model risk: includes losses arising from decisions based mainly on the results of models, due to errors in the design, application or use of the aforementioned models.

•	Reputational risk: risk of damage in the perception of the Group by public opinion, its customers, investors or any other interested party.

•	Strategic risk: the risk that results diverge significantly from the Group’s strategy or business plan due to changes in general business conditions and risks associated with strategic decisions. This includes the risk of poor implementation of decisions or lack of capacity to respond to changes in the business environment.

2. Risk governance

In line with the objective of strengthening the Group’s corporate governance, the governance of the risk function was updated and reinforced in 2015. In this connection, the responsibilities of the various committees were defined more clearly, and the decision-making and risk management units, with the participation of the business functions, were separated from those engaged in risk control.

Governance of the risk function should seek to ensure that risk decisions are taken appropriately and efficiently and that risks are effectively controlled, and also guarantee that risks are managed in accordance with the risk appetite level defined by senior management of the Group and the units.

For this purpose, the following principles were established:

•	Separation of decision-making from risk control.

•	Strengthening of the responsibility of the risk generating functions in decision-making.

•	Ensuring that all risk decisions have a formal approval process.

•	Ensuring an aggregate view of all risks.

•	Strengthening of the risk control committees.

•	Maintenance of a simple committee structure.

2.1. Lines of defense

The Group follows a risk management and control model based on three lines of defense.

The business functions or activities that take or generate risk exposure comprise the first line of defense against it. The assumption or generation of risks in the first line of defense must comply with the defined risk appetite and limits. In order to perform its function, the first line of defense must have available the means to identify, measure, handle and report the risks assumed.

The second line of defense comprises the risk control and oversight function and the compliance function. This second line seeks to ensure effective control of risks and guarantees that risks are managed in accordance with the defined risk appetite level.

Internal audit, as the third line of defense and in its role as the last control layer, performs regular assessments to ensure that the policies, methods and procedures are appropriate and checks their effective implementation.

The risk control function, the compliance function and the internal audit function are sufficiently separate and independent of each other and of the other functions that they control or supervise for the performance of their duties, and they have access to the board of directors and/or its committees, through their presiding officers.

2.2. Risk committee structure

Responsibility for the control and management of risk and, in particular, for the setting of the Group’s risk appetite, rests ultimately with the board of directors, which has the powers delegated to the various committees. The board is supported by the risk, regulation and compliance oversight committee and the independent risk control and supervision committee. In addition, the Group’s executive committee pays particular attention to the management of the Group’s risks.

The following bodies constitute the top level risk governance bodies.

Independent control bodies

Risk, regulation and compliance oversight committee:

This committee’s mission is to assist the board in the oversight and control of risk, the definition of the Group’s risk policies, relationships with supervisory bodies and matters of regulation and compliance, sustainability and corporate governance.

It is composed of external or non-executive directors, with a majority of independent directors, and is chaired by an independent director.

Risk control committee (CCR):

This collective body is responsible for the effective control of risks, ensuring that risks are managed in accordance with the risk appetite level approved by the board, while taking into account at all times an overall view of all the risks included in the general risk framework. This means the identification and monitoring of current and emerging risks and their impact on the Group’s risk profile.

This committee is chaired by the Group Chief Risk Officer (GCRO) and is composed of executives of the entity. At least, the risk function, which holds the chairmanship, and the compliance, financial, controller’s unit and risk control functions, inter alia, are represented The CROs of local entities participate periodically in order to report, inter alia, on the various entities’ risk profiles.

The risk control committee reports to the risk, regulation and compliance oversight committee and assists it in its function of supporting the board.

Decision-making bodies

Executive risk committee (CER):

This collective body is responsible for risk management pursuant to the powers delegated by the board of directors and, in its sphere of action and decision-making, oversees all risks.

It participates in decision-making on the assumption of risks at the highest level, guarantees that these are within the limits set in the Group’s risk appetite and reports on its activities to the board or its committees when so required.

This committee is chaired by an executive deputy chairman of the board, comprises the CEO, executive directors and other executives of the entity, and the risk, financial, and compliance functions, inter alia, are represented. The Group CRO has the right of veto over this committee’s decisions.

2.3. Organizational risk function structure

The GCRO is the head of the Group’s risk function and reports to an executive deputy chairman of the Bank who is a member of the board of directors and chairman of the executive risk committee.

The GCRO, whose duties include advising and challenging the executive line, also reports separately to the risk, regulation and compliance oversight committee and to the board.

Advanced risk management has a holistic forward-looking vision of risks, based on the intensive use of models, aimed at constructing a sound control environment while complying with the requirements of the regulator and supervisor.

In this connection, the risk management and control model has the following key features:

•	Coordination of the relationship between the countries and the corporate headquarters, assessing the effective implementation of the risk management and control framework at each unit and ensuring the alignment with the achievement of strategic risk objectives.

•	Enterprise Wide Risk Management (EWRM) involves providing a consolidated view of all risks to senior management and the Group’s governing bodies together with the development of the risk appetite and identifying and assessing all risks (Risk identification & assessment). It also handles the relationship with supervisors and regulators in relation to risks.

•	Control of financial, non-financial and transversal risks, checking, for each type of risk, that management and exposure are in keeping with the guidelines established by senior management.

•	Development, in the sphere of risk, of reporting regulations, methodologies, scenario analysis, stress tests and infrastructure, together with robust risk governance.

2.4. The Group’s relationship with subsidiaries regarding risk management

Alignment of units with the corporate center

The risk management and control model, at all Group units, has a common set of basic principles, achieved by means of corporate frameworks. These emanate from the Group itself and the subsidiaries adhere to them through their respective governing bodies, thus configuring the relationships between the subsidiaries and the Group, including its participation in the making of important decisions by validating them.

Beyond these principles and fundamentals, each unit adapts its risk management to its local reality, pursuant to the corporate frameworks and reference documents furnished by corporate headquarters, which makes it possible to identify a risk management model at the Group.

Committee structure

The subsidiaries’ governing bodies are structured taking into account local regulatory and legal requirements and each subsidiary’s size and complexity and are consistent with those of the Parent, as established in the internal governance framework, thus facilitating communication, reporting and effective control.

The subsidiaries’ managing bodies, in accordance with the internal governance framework in place at the Group, have their own model of (quantitative and qualitative) risk management powers and must adhere to the principles of conduct contained in the benchmark models and frameworks developed at corporate level. Given its ability to take an aggregate, comprehensive view of all risks, corporate headquarters reserves for itself the powers to validate and question the operations and management policies at the various units, to the extent that they affect the Group’s risk profile.

3. Management processes and tools

3.1. Risk appetite and limits structure

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

Banking business model and fundamentals of the risk appetite

The definition and establishment of the Group’s risk appetite is consistent with its risk culture and its banking business model from the risk perspective. The main features defining the business model, which form the basis of the risk appetite at the Group, are as follows:

•	A predictable general medium-low risk profile based on a diversified business model focusing on retail banking with a diversified international presence and significant market shares, and a wholesale banking model which prioritizes the relationship with the customer base in the Group’s principal markets.

•	A stable, recurring earnings generation and shareholder remuneration policy based on a strong capital and liquidity base and a strategy to effectively diversify sources and maturities.

•	A corporate structure based on autonomous subsidiaries that are self-sufficient in capital and liquidity terms, minimizing the use of non-operating or purely instrumental companies, and ensuring that no subsidiary has a risk profile that might jeopardize the Group’s solvency.

•	An independent risk function with highly active involvement of senior management to guarantee a strong risk culture focused on protecting and ensuring an adequate return on capital.

•	To maintain a management model that ensures that all risks are viewed in a global interrelated way through a robust corporate risk control and monitoring environment with global responsibilities: all risks, all businesses, and all geographical areas.

•	A business model that focuses on the products with respect to which the Group considers that it has sufficient knowledge and management capacity (systems, processes and resources).

•	The conduct of the Group’s business activity on the basis of a behavior model that safeguards the interests of its customers and shareholders.

•	The availability of sufficient and adequate human resources, systems and tools to enable the Group to maintain a risk profile compatible with the established risk appetite, at both global and local level.

•	The application of a remuneration policy containing the incentives required to ensure that the individual interests of employees and executives are in line with the corporate risk appetite framework and that the incentives are consistent with the Group’s long-term earnings performance.

Corporate risk appetite principles

The Group’s risk appetite is governed by the following principles at all the entities:

•	Responsibility of the board and of senior executives. The board of directors is the body ultimately responsible for establishing the risk appetite and its supporting regulations, as well as for overseeing compliance therewith.

•	Integral view of risk, involving the checking and questioning of the risk profile. The risk appetite should take into consideration all the significant risks to which the Group may be exposed, providing an aggregate view of the Group’s risk profile through the use of quantitative metrics and qualitative indicators.

•	Future risk estimate. The risk appetite should take into consideration the desirable risk profile at the present time and in the medium term considering both the most likely circumstances and stress scenarios.

•	Links with strategic and business plans and integration in management. The risk appetite is a benchmark in strategic and business planning.

•	Risk appetites that are consistent across the various units and risk language that is common to the entire organization.

•	Periodic review, ongoing checking and adaptation to best practices and regulatory requirements.

Limits, monitoring and control structure

The risk appetite exercise is performed annually and includes a series of metrics and limits on the aforementioned metrics that express in quantitative and qualitative terms the maximum risk exposure that each Group entity and the Group as a whole are willing to assume.

Compliance with risk appetite limits is subject to ongoing monitoring. The specialized control functions report at least quarterly to the board and its specialized risk committee on the compliance of the risk profile with the authorized risk appetite.

The linking of the risk appetite limits with the limits used in the management of the business units and of the portfolios is a key element for ensuring that the use of the risk appetite as a risk management tool is effective.

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

3.2. Risk identification and assessment (RIA)

As part of its routine management, the Group identifies and assesses the risks inherent to its business activity to which it is exposed in the various geographical areas in which it operates.

In order to make the measurement of the Group’s risk profile more robust and systematic, at the end of 2014 a corporate Risk identification and assessment exercise was started that continued throughout 2015.

Risk identification and assessment is one of the initiatives that form part of the ARM (Advanced Risk Management) program the purpose of which is the advanced management of risks to enable Santander to continue to be a sound sustainable bank over the long term.

Also, it complies with regulatory expectations on the need to deepen the understanding of the Group’s risk profile and the importance of identifying, measuring and assessing the entity’s main risks, the associated control environment and the possible factors that might pose a threat to the achievement of the Group’s strategic plan.

Per the methodology used in the RIA exercise, the Group’s risk profile is determined by a combination of three aspects:

•	Risk performance which enables the profile by type of risk and business activity to be ascertained.

•	Control environment to objectively establish a self-assessment of the effectiveness of the management and control of the risk in accordance with pre-established targets and a defined control model.

•	Top Risks identify the material risks threatening the strategic and business objectives and establish action plans and monitor them.

One of the most important aspects of the RIA exercise is the development of a methodology to identify the current material risks on which senior management will focus its attention. These risks are considered to be those which, either on their own or collectively, could have a significant impact on the Group’s results, financial position or ability to maintain appropriate capital levels.

It also enables the identification of so-called emerging risks, i.e. those risks that could potentially have an adverse impact on the Group’s future performance, even though their outcome and time horizon are uncertain and difficult to predict.

3.3. Scenario analysis

The Group conducts advanced risk management through the analysis of the impact that various scenarios in the environment in which the Group operates might cause. These scenarios are expressed in terms of both macroeconomic variables and other variables that affect management.

Scenario analysis is a very useful tool for senior management since it allows them to test the Bank’s resistance to stressed environments or scenarios and to implement packages of measures to reduce the Bank’s risk profile vis-à-vis such scenarios.

The robustness and consistency of the scenario analysis exercises are based on the following three pillars:

•	The development of mathematical models that estimate the future performance of metrics (e.g. loan losses) based on historical information (internal Group information or external market information) and simulation models.

•	The inclusion of expert judgement and the knowledge of the portfolios, and questioning and checking the results of the models.

•	Backtesting or periodic checking of the results of the models against the data observed, which ensures that the aforementioned results are appropriate.

The main uses of scenario analysis are as follows:

•	Regulatory uses: in which stress tests of scenarios are performed under guidelines set by the European regulator or by each of the various national regulators that supervise the Group.

•	Internal capital (ICAAP) or liquidity adequacy assessment processes (ILAAP) in which, although the regulator can impose certain requirements, the Group develops its own methodology to assess its capital and liquidity levels vis-à-vis various stress scenarios. These tools enable capital and liquidity management to be planned.

•	Risk appetite: this contains stressed metrics on which maximum loss levels (or minimum liquidity levels) are established that the Bank does not wish to exceed.

•	Daily risk management: scenario analysis is used in budgetary and strategic planning processes, in the generation of commercial risk approval policies, in senior management’s overall analysis of risk or in specific analyses of the profiles of activities or portfolios.

3.4. Living wills (recovery and resolution plans)

The sixth version of the living will (the most important portion of which envisages the measures that the entity would have available to exit a highly severe crisis situation by itself) was prepared in 2015. The living will was prepared, for the first time, at the request of the European Central Bank, which has become the Group’s main supervisor (pursuant to the mandate assigned under the Single Supervisory Mechanism, which came into force on 4 November 2014). The will also follows the non-binding recommendations made in this regard by international bodies such as the Financial Stability Board.

As with the other versions prepared between 2010 and 2014, the will was submitted to the competent authorities for assessment in the first half of 2016.

The living will comprises the corporate living will (corresponding to Banco Santander, S.A.) and the individual living wills for the most important local units (the UK, Brazil, Mexico, the US, Germany, Argentina, Chile, Poland and Portugal).

The Group’s senior management keeps itself fully involved in the preparation and periodic monitoring of the content of the living wills by holding specific committee meetings of a technical nature, as well as for monitoring at institutional level, and this ensures that the content and structure of the documents are adapted to local and international crisis management legislation, which has been in continuous development in recent years.

The board of directors is responsible for approving the corporate living will, without prejudice to the content and important data therein being previously presented and discussed by the Bank’s main management and control committees. In turn, the individual living wills are approved by local bodies, always in coordination with the Group since they must form part of the corporate living will.

As regards resolution plans, the competent authorities forming part of the Crisis Management Group (CMG) have decided on a common approach to the Group’s resolution strategy which, given Santander’s legal and business structure, is the multiple point of entry (MPE) strategy; also, they have signed the corresponding cooperation agreement (COAG) and developed the initial resolution plans.

3.5. Risk Data Aggregation & Risk Reporting Framework (RDA/RRF)

In recent years the Group has developed and implemented structural and operational improvements in order to reinforce and consolidate its integral view of risk based on complete, accurate and recurring information, thus enabling senior management of the Group to assess risk and take decisions accordingly.

2015 saw the completion of the project launched at the beginning of 2014 whose main objective was to ensure that risk reporting to senior management incorporates the basic principles of Risk Data Aggregation (RDA).

Risk reports maintain a balance between data, analysis and qualitative commentaries, and include forward-looking measures and information on risk appetite, risk limits and emerging risks.

With regard to governance, the data quality and risk reporting committee was created, which is responsible for executing the measures decided upon by the board in this area; in addition, a common data management methodology was implemented though the relevant models, procedures and guidelines.

The Group has a common risk reporting taxonomy covering the significant areas of risk within the organization, in keeping with the Group’s size, risk profile and activity.

3.6. Control environment

The risk management model has a control environment that ensures appropriate control of all risks and provides an integrated view thereof. This control is performed at all the Group’s units and for each type of risk in order to ensure that the Group’s exposures and overall risk profile are within the framework of the mandates established by both the board of directors and the regulators.

The main elements ensuring effective control are:

•	The allocation of responsibilities in risk-generating functions through decision-making and the due control of their activity.

•	Specialized control of each risk factor.

•	The supervision and aggregate consolidation of all risks.

•	The assessment of control mechanisms.

•	Independent assessment by internal audit.

Part 3. Credit risk

1. Introduction to the treatment of credit risk

Credit risk is the possibility of loss stemming from the total or partial failure of our customers or counterparties to meet their financial obligations to the Group.

In credit risk management terms, segmentation is based on the distinction between three types of customers:

•	The individuals segment includes all individuals, except for those engaging in a business activity. This segment is in turn divided into various sub-segments based on income levels, which makes it possible to tailor risk management to each type of customer.

•	The SMEs, companies and institutions segment includes legal entities and individuals engaging in a business activity. It also includes public-sector entities in general and not-for-profit private-sector entities.

•	The Santander Global Corporate Banking - SGCB - segment comprises corporate customers, financial institutions and sovereigns, which make up a closed list of entities that is reviewed on an annual basis. Inclusion of an entity on this list is determined on the basis of a comprehensive analysis of the enterprise (business, countries in which it operates, types of products used, level of income it represents for the Bank, length of relationship with the customer, etc.).

The Group has a mainly retail profile, with 84% of its total risk exposure being generated by its commercial banking business.

2. Main aggregates and variations

Following are the main aggregates relating to credit risk arising on customer business:

Main credit risk aggregates arising on customer business

Data at December 31, 2015

	Credit risk exposure to customers (1) (Millions of euros)		Non-performing loans ratio (%)		Coverage ratio (%)
	2015	2014	2015	2014	2015	2014
Continental Europe	321,395	308,205	7.27	8.88	64.2	57.2
Spain	173,032	182,974	6.53	7.38	48.1	45.5
Santander Consumer Finance (1)	76,688	63,654	3.42	4.82	109.1	100.1
Portugal	31,922	25,588	7.46	8.89	99.0	51.8
Poland	20,951	18,920	6.30	7.42	64.0	60.3
United Kingdom	282,182	256,337	1.52	1.79	38.2	41.9
Latin America	151,302	167,065	4.96	4.79	79.0	84.5
Brazil	72,173	90,572	5.98	5.05	83.7	95.4
Mexico	32,463	27,893	3.38	3.84	90.6	86.1
Chile	35,213	33,514	5.62	5.97	53.9	52.4
Argentina	6,328	5,703	1.15	1.61	194.2	143.3
United States	90,727	72,477	2.13	2.42	225.0	196.3
Puerto Rico	3,924	3,871	6.96	7.45	48.5	55.6
Santander Bank	54,089	45,825	1.16	1.41	114.5	109.4
SC USA	28,280	22,782	3.66	3.97	337.1	296.2

Total Group	850,909	804,084	4.36	5.19	73.1	67.2

(1)	Including gross loans and advances to customers, guarantees and documentary credits

In 2015 credit risk exposure to customers increased by 6%. The growth was across the board in local currency terms, except in Spain. The fall in lending in Brazil in euros was due the devaluation of the Brazilian real in the year.

These lending levels, together with the fall in non-performing loans, resulted in a reduction in the Group’s non-performing loans ratio to 4.36%.

The Group’s coverage ratio stood at 73%. It is important to take into account that this ratio is reduced by the relatively high proportion of mortgage portfolios (especially in the UK and Spain), which require lower on-balance-sheet provisions since they are secured by collateral.

3. Detail of the main geographical areas

3.1. United Kingdom

Credit risk exposure to UK customers amounted to €282,182 million at the end of December 2015, and represented 33% of the Group total.

Due to its importance, not only to Santander UK, but also to the Group’s lending activity as a whole, the mortgage loan portfolio (which totaled €207,319 million at the end of December 2015) must be highlighted.

This portfolio is composed entirely of first-mortgage home purchase or home improvement loans to new and existing customers, since second or successive liens on mortgaged properties are no longer originated.

The property on which the mortgage guarantee is constituted must always be located in the UK, irrespective of where the funding is to be employed, except for certain one-off transactions performed in the Isle of Man. Loans may be granted for the purchase of homes abroad, but the mortgage guarantee must in all cases be constituted on a property located in the UK.

Geographically speaking, the credit risk exposure is concentrated mainly in the South East of the country, particularly in the metropolitan area of London, where home prices rose last year. Properties are appraised independently prior to the approval of each new transaction, in accordance with the Group’s risk management principles.

For mortgage loans that have already been granted, the appraised value of the mortgaged property is updated quarterly by an independent agency using an automatic appraisal system in accordance with standard procedure in the market and in compliance with current legislation.

The non-performing loans ratio fell from 1.64% in 2014 to 1.44% at 2015 year-end. This decrease in the non-performing loans ratio was based on the behavior of non-performing loans, which improved significantly as a result of the more favorable macroeconomic environment and the increase in re-performing loans due to the improved efficiency of the recovery teams. Thus, the amount of non-performing loans fell by 10.2%, continuing the trend observed in 2014.

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

Another indicator of the performance of the portfolio is the small volume of foreclosed properties, which amounted to €62 million at December 31, 2015. The management of foreclosures, coupled with the existence of a dynamic market for foreclosed homes, makes it possible to sell these properties in a short space of time (on average approximately 18 weeks), thus contributing to the good results obtained.

3.2. Spain

Portfolio overview

Total credit risk exposure in Spain (including guarantees and documentary credits but excluding the real estate operations unit - discussed below) amounted to €173,032 million (20% of the Group total), with an adequate degree of diversification in terms of both products and customer segments.

In 2015 the growth was consolidated in new production in the main portfolios in the individuals and companies segments, underpinned by the improvement in the economic situation and in the various strategies implemented at the Group. In year-on-year terms, total credit risk exposure fell by 5% mainly as a result of the lower level of funding to public authorities and a rate of repayments even higher than the rate of growth of new production in the other segments.

The non-performing loans ratio for the total portfolio stood at 6.53%. The reduction in lending was offset by the improvement in non-performing loans. This improvement is due mainly to the fall in gross new NPLs and, to a lesser extent, to the return to performing status of various restructured positions and portfolio sales. The coverage ratio stood at around 48%, continuing the increase recognized in 2014.

Portfolio of home purchase loans to families

Home purchase loans granted to families in Spain stood at €50,786 million at 2015 year-end. Of this amount, 99% was secured by mortgages.

In millions of euros	31/12/15
	Gross amount	Of which: Non- performing
Home purchase loans to families	50,786	2,567
Without mortgage guarantee	480	40
With mortgage guarantee	50,306	2,527

The risk profile of the home purchase mortgage loan portfolio in Spain remained at a medium-low level, with limited prospects of additional impairment:

•	All mortgage transactions include principal repayments from the very first day.

•	Early repayment is common practice and, accordingly, the average life of the transactions is far shorter than their contractual term.

•	Debtors provide all their assets as security, not just the home.

•	High quality of collateral, since the portfolio consists almost exclusively of principal-residence loans.

•	Stable average debt-to-income ratio at around 28%.

•	69% of the portfolio has an LTV of less than 80% (calculated as the ratio of total exposure to the amount of the latest available appraisal).

	31/12/15
	Loan to value ratio
In millions of euros	Less than or equal to 40%	More than 40% and less than 60%	More than 60% and less than 80%	More than 80% and less than or equal to 100%	More than 100%	Total
Initial gross amount	10,300	11,079	13,178	9,249	6,500	50,306
Of which: Non-performing	134	201	359	484	1,349	2,527

Companies portfolio

The €92,889 million of direct credit risk exposure to SMEs and companies constitute the most important lending segment in Spain, representing 54% of the total.

94% of the portfolio relates to customers to which an analyst has been assigned who monitors the customer on an ongoing basis in all the phases of the risk cycle.

The non-performing loans ratio of this portfolio stood at 7.64% in 2015.

Real estate business

The Group manages, as a separate unit, its real estate business in Spain, which includes loans to customers engaging mainly in property development, for which a specialized management model is in place, investments in real-estate industry companies and foreclosed assets.

In recent years the Group’s strategy has been geared towards reducing these assets. The changes in gross property development loans to customers were as follows:

	Millions of euros
	31/12/15	31/12/14	31/12/13
Balance at beginning of year (net)	9,349	12,105	15,867
Foreclosed assets	(62)	(357)	(848)
Reductions (1)	(1,481)	(2,015)	(2,114)
Written-off assets	(418)	(384)	(800)

Balance at end of year (net)	7,388	9,349	12,105

(1)	Includes portfolio sales, cash recoveries and third-party subrogations.

The NPL ratio of this portfolio ended the year at 67.6% (compared with 67.3% at December 2014) due to the increase in the proportion of non-performing assets in the problem loan portfolio and, in particular, to the sharp reduction in lending in this segment. The table below shows the distribution of the portfolio. The coverage ratio of the real estate exposure in Spain stands at 41.16%.

Millions of euros	31/12/15
	Gross amount	Excess over collateral value	Specific allowance
Financing for construction and property development recognized by the Group’s credit institutions (business in Spain)	7,388	3,618	3,041
Of which: Non-performing	4,995	2,701	2,861
Of which: Substandard	582	231	180
Memorandum items: Written-off assets	1,352

At year-end, the concentration of this portfolio was as follows:

Loans: Gross amount
Millions of euros	31/12/15
1. Without mortgage guarantee	875
2. With mortgage guarantee	6,513
2.1 Completed buildings	3,862
2.1.1 Residential	1,740
2.1.2 Other	2,122
2.2 Buildings under construction	236
2.2.1 Residential	226
2.2.2 Other	10
2.3 Land	2,415
2.3.1 Developed land	1,991
2.3.2 Other land	424

Total	7,388

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

Foreclosed properties

At December 31, 2015, the net balance of these assets amounted to €4,983 million (gross amount: €10,609 million; recognized allowance: €5,626 million, of which €3,310 million related to impairment after the foreclosure date).

The following table shows the detail of the assets foreclosed by the businesses in Spain at the end of 2015:

Millions of euros	31/12/15
	Gross carrying amount	Valuation adjustments	Of which: Impairment losses on assets since time of foreclosure	Carrying amount
Property assets arising from financing provided to construction and property development companies	8,638	4,726	2,771	3,912
Of which:
Completed buildings	2,535	1,150	504	1,385
Residential	1,019	474	180	545
Other	1,516	676	324	840
Buildings under construction	831	408	244	423
Residential	831	408	244	423
Other	—	—	—	—
Land	5,272	3,168	2,023	2,104
Developed land	2,167	1,268	705	899
Other land	3,105	1,900	1,318	1,205
Property assets from home purchase mortgage loans to households	1,971	900	359	1,071
Other foreclosed property assets	—	—	—	—

Total property assets	10,609	5,626	3,130	4,983

Equity instruments, ownership interests and financing provided to non-consolidated companies holding these assets	—	—	—	—

Total	10,609	5,626	3,130	4,983

In recent years, the Group has considered foreclosure to be a more efficient method for resolving cases of default than legal proceedings. The Group initially recognizes foreclosed assets at the lower of the carrying amount of the loans (net of provisions) and the fair value of the foreclosed asset (less estimated costs to sell). If fair value (less costs to sell) is lower than the net value of the debt, the difference is recognized under Impairment losses on financial assets (net) - Loans and receivables in the consolidated income statement for the year. Subsequent to initial recognition, the assets are measured at the lower of fair value (less costs to sell) and the amount initially recognized. The fair value of this type of assets is determined by the Group’s directors based on evidence obtained from qualified valuers or evidence of recent transactions.

The changes in foreclosed properties were as follows:

	Thousands of millions of euros
	2015	2014	2013
Gross additions	1.7	1.8	1.9
Disposals	(1.1)	(0.9)	(0.9)
Difference	0.6	0.9	1.0

3.3. Brazil

Credit risk exposure in Brazil amounted to €72,173 million, and fell by 20.3% compared to 2014, due mainly to the depreciation of the Brazilian real. Thus, Santander Brazil accounts for 8.5% of the Group’s total credit risk exposure. The exposure is adequately diversified and has a predominantly retail profile, with approximately 46.4% of lending granted to individual, consumer finance and SME customers.

At 2015 year-end, growth of 5.70% was recognized, at constant exchange rates, which is in line with the average of private banks in Brazil.

In 2015 the change of mix strategy initiated in recent years was continued, and more intense growth was registered in segments with a more conservative risk profile and, accordingly, higher loan quality products increased their relative importance. Noteworthy in the individuals segment was the growth in the mortgage portfolio and the portfolio of loans that might be deducted from salaries (“crédito consignado”).

At 2015 year-end, the non-performing loans ratio was 5.98%. The factors explaining the increase on 2014 are: the economic recession the country is suffering and the added difficulties in the sectors of activity most sensitive to changes in the prices of commodities, especially the energy and oil industries.

In view of this situation, Santander Brazil has implemented a series of measures to strengthen risk management. These measures focus both on improving the quality of new production and on mitigating the effects of the aforementioned adverse environment on the portfolio. This package of measures is based mainly on preventive management of arrears, thus anticipating possible further deterioration of customer balances. The highlights of the defensive measures included in the plan are as follows:

•	Reduction of limits vis-à-vis medium-high risk products/customers.

•	Implementation of maximum debt limits.

•	Migration of revolving products to instalment payment products.

•	Higher collateralization of the portfolio.

•	Improvements to acceptance models, to make them more precise and predictive, and in collection channels.

•	More individualized treatment of SMEs of a certain size (individualized model).

•	Management of risk appetite by sector, and restriction of powers in the most critical sectors.

The coverage ratio stood at 83.7% at 2015 year-end.

4. Credit risk from other standpoints

4.1. Credit risk from financial market operations

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

4.2. Concentration risk

Concentration risk control is key to the risk management process. The Group continuously monitors the degree of credit risk concentration, by country, sector and customer group.

The board of directors, by reference to the risk appetite, determines the maximum levels of concentration. In keeping with the risk appetite, the executive risk committee establishes the risk policies and reviews the appropriate exposure limits to ensure the adequate management of credit risk concentration.

In geographical terms, credit risk exposure to customers is diversified in the main markets where the Group has a presence.

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

At December 31, 2015, after applying risk mitigation techniques and the regulations applicable to large exposures, the exposure to each of the reported groups was below 4.9% of eligible capital, with the exception of two entities, one central counterparty in the EU, the exposure to which stood at 7.3% and an EU-based corporate group, the exposure to which stood at 6.8%.

The Group’s risk division works closely with the finance division in the active management of credit portfolios, which includes reducing the concentration of exposures through several techniques, such as the arrangement of credit derivatives for hedging purposes or the performance of securitization transactions, in order to optimize the risk/return ratio of the total portfolio.

The detail, by activity and geographical area of the counterparty, of the concentration of the Group’s risk at December 31, 2015 is as follows:

	31/12/15
Millions of euros	Total	Spain	Other EU countries	Americas	Rest of the world
Credit institutions	162,410	26,037	86,726	41,269	8,378
Public sector	158,215	60,482	33,306	59,528	4,899
Of which:
Central government	137,873	46,353	33,020	53,677	4,823
Other	20,342	14,129	286	5,851	76
Other financial institutions	74,246	16,206	24,194	31,586	2,260
Non-financial companies and individual traders	338,140	87,781	113,873	124,082	12,404
Of which:
Construction and property development	30,087	4,638	5,387	20,009	53
Civil engineering construction	4,671	2,837	1,307	525	2
Large companies	200,380	52,141	60,194	77,534	10,511
SMEs and individual traders	103,002	28,165	46,985	26,014	1,838
Other households and non-profit institutions serving households	477,693	67,319	298,851	106,405	5,118
Of which:
Residential	325,169	49,948	238,836	36,119	266
Consumer loans	133,841	11,990	57,270	60,490	4,091
Other purposes	18,683	5,381	2,745	9,796	761

Subtotal	1,210,704	257,825	556,950	362,870	33,059

Less: valuation adjustments for unimpaired assets	9,253

Total (*)	1,201,451

(*)	For the purposes of this table, the definition of risk includes the following items in the public balance sheet: Loans and advances to credit institutions, Loans and advances to customers, Debt instruments, Equity instruments, Trading derivatives, Hedging derivatives, Investments and Contingent liabilities.

4.3. Country risk

Country risk is a credit risk component inherent in all cross-border credit transactions due to circumstances other than ordinary commercial risk. Its main elements are sovereign risk, transfer risk and other risks that can affect international financial operations (war, natural disasters, balance of payments crises, etc.).

At December 31, 2015, the provisionable country risk exposure amounted to €193 million (2014: €176 million). The allowance recognized in this connection at 2015 year-end amounted to €25 million, as compared with €22 million at 2014 year-end.

The Group’s country risk management policies continued to adhere to a principle of maximum prudence, and country risk is assumed, applying highly selective criteria, in transactions that are clearly profitable for the Group and bolster its global relationship with its customers.

4.4. Sovereign risk and exposure to other public sector entities

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

Sovereign risk exposure (per the criteria applied at the Group) arises mainly from the subsidiary banks’ obligations to make certain deposits at the corresponding central banks, from the arrangement of deposits using liquidity surpluses, and from the fixed-income portfolios held as part of the on-balance-sheet structural interest rate risk management strategy and in the trading books of the treasury departments. The vast majority of these exposures is taken in local currency and is financed out of local customer deposits, also denominated in local currency.

The detail at December 31, 2015, 2014 and 2013, based on the Group’s management of each portfolio, of the Group’s sovereign risk exposure, net of the short positions held with the respective countries, taking into consideration the aforementioned criterion established by the European Banking Authority (EBA), is as follows:

Country	31/12/15
	Millions of euros
	Portfolio				Total net direct exposure
	Financial assets held for trading and Other financial assets at fair value through profit or loss (*)	Available-for-sale financial assets	Loans and receivables	Held-to maturity investments
Spain	8,954	26,443	11,272	2,025	48,694
Portugal	104	7,916	1,987	—	10,007
Italy	2,717	—	—	—	2,717
Greece	—	—	—	—	—
Ireland	—	—	—	—	—
Rest of eurozone	(211)	143	69	—	1
United Kingdom	(786)	5,808	141	—	5,163
Poland	13	5,346	42	—	5,401
Rest of Europe	120	312	238	—	670
United States	280	4,338	475	—	5,093
Brazil	7,274	13,522	947	2,186	23,929
Mexico	6,617	3,630	272	—	10,519
Chile	193	1,601	3,568	—	5,362
Other American countries	155	1,204	443	—	1,802
Rest of the world	3,657	1,687	546	—	5,890

Total	29,087	71,950	20,000	4,211	125,248

(*)	Includes short positions.

In addition, at December 31, 2015, the Group had net direct derivative exposures the fair value of which amounted to €2,070 million and net indirect derivative exposures the fair value of which amounted to €25 million.

Country	31/12/14
	Millions of euros
	Portfolio
	Financial assets held for trading and Other financial assets at fair value through profit or loss (*)	Available-for-sale financial assets	Loans and receivables	Total net direct exposure
Spain	5,778	23,893	15,098	44,769
Portugal	104	7,811	589	8,504
Italy	1,725	—	—	1,725
Greece	—	—	—	—
Ireland	—	—	—	—
Rest of eurozone	(1,070)	3	1	(1,066)
United Kingdom	(613)	6,669	144	6,200
Poland	5	5,831	30	5,866
Rest of Europe	1,165	444	46	1,655
United States	88	2,897	664	3,649
Brazil	11,144	17,685	783	29,612
Mexico	2,344	2,467	3,464	8,275
Chile	593	1,340	248	2,181
Other American countries	181	1,248	520	1,949
Rest of the world	4,840	906	618	6,364

Total	26,284	71,194	22,205	119,683

(*)	Includes short positions.

In addition, at December 31, 2014, the Group had net direct derivative exposures the fair value of which amounted to €1,028 million and net indirect derivative exposures the fair value of which amounted to €5 million. Also, the Group did not have any exposure to held-to-maturity investments.

Country	31/12/13
	Millions of euros
	Portfolio			Total net direct exposure
	Financial assets held for trading and Other financial assets at fair value through profit or loss (*)	Available-for-sale financial assets	Loans and receivables
Spain	4,359	21,144	12,864	38,367
Portugal	148	2,076	583	2,807
Italy	1,309	77	—	1,386
Greece	—	—	—	—
Ireland	—	—	—	—
Rest of eurozone	(1,229)	67	—	(1,161)
United Kingdom	(1,375)	3,777	—	2,402
Poland	216	4,770	43	5,030
Rest of Europe	5	117	—	122
United States	519	2,089	63	2,671
Brazil	8,618	8,901	223	17,743
Mexico	3,188	2,362	2,145	7,695
Chile	(485)	1,037	534	1,086
Other American countries	268	619	663	1,550
Rest of the world	5,219	596	146	5,964

Total	20,762	47,632	17,268	85,661

(*)	Includes short positions.

In addition, at December 31, 2013, the Group had net direct derivative exposures the fair value of which amounted to €(206) million and net indirect derivative exposures the fair value of which amounted to €6 million. Also, the Group did not have any exposure to held-to-maturity investments.

4.5. Social and environmental risk

The Group considers social and environmental issues relating to its customers’ activities to be key to the risk analysis and decision-making processes in its financing transactions. Accordingly, it has implemented processes to identify, analyze and assess risk in the credit transactions that are aligned with international best practices, particularly the Equator Principles to which the Bank adhered in 2009. Furthermore, the Group has set out specific sector policies that define social and environmental criteria to assess when engaging with customers that develop activities in sensitive sectors, such as defense, energy and soft commodities.

In 2015 the Group undertook a review of these social and environmental sector policies that included a comparative study of other similar banks as well as an analysis of expectations, trends and interests of the most active NGOs both within countries where the Group operates and internationally. This process culminated in the adoption of such policies by the board of directors of Banco Santander in its meeting held on December 22, 2015. During 2016, the Bank’s internal process will be adapted at both corporate and local level to ensure the proper application of the new requirements.

5. Credit risk cycle

The credit risk management process consists of identifying, analyzing, controlling and deciding on, as appropriate, the risks incurred in the Group’s operations. The parties involved in this process are the business areas, senior management and the risk units.

The process involves the board of directors and the executive risk committee, which establishes the risk policies and procedures, and the limits and delegations of powers, and approves and supervises the scope of action of the risk function.

The risk cycle comprises three different phases: pre-sale, sale and post-sale. The process is being permanently updated, with the findings and conclusions of the post-sale phase being fed back into the risk analysis and planning of the pre-sale phase.

5.1. Risk analysis and credit rating process

In general, the risk analysis consists of examining the customer’s ability to meet its contractual obligations to the Group and to other creditors. This involves analyzing the customer’s credit quality, its risk transactions, its solvency and the return to be obtained in view of the risk assumed.

Since 1993 the Group has used internal rating models for this purpose. These mechanisms are used in both the wholesale segment (sovereigns, financial institutions and corporate banking) and the other companies and institutions segment.

The rating is obtained from a quantitative module based on balance sheet ratios or macroeconomic variables and supplemented by the analyst’s expert judgement.

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

In contrast to the use of ratings in the wholesale and other companies and institutions segments, in the individuals and SMEs segment scoring techniques predominate; in general, these tools automatically assign a customer a score for decision-making purposes.

5.2. Planning (Commercial Strategic Plan)

The purpose of this phase is to efficiently and comprehensively limit the risk levels the Group assumes.

The credit risk planning process is used to establish the budgets and limits at portfolio level.

Risk limit planning is instrumented through the Commercial Strategic Plan (PEC), thus ensuring the coordination of the business plan, the risk-appetite-based lending policy and the resources required to implement it. Thus, it was created as a joint initiative between the commercial and risk units and is not only a management tool but also a form of teamwork.

Approval and monitoring is the responsibility of each entity’s top executive risk committee. Validation and monitoring is performed at corporate level.

The PECs enable the map of all the Group’s loan portfolios to be defined.

Scenario analysis

Credit risk scenario analysis enables senior management to gain a clearer understanding of the performance of the portfolio in response to changing market and circumstantial conditions and it is a basic tool for assessing the adequacy of the provisions recognized and the capital held to cater for stress scenarios.

These analyses, which are performed for all the Group’s significant portfolios, comprise the following milestones:

•	Definition of benchmark scenarios (at global level and for each of the Group units).

•	Determination of the value of the risk parameters (probability of default, loss given default) in various scenarios.

•	Estimation of the expected loss associated with each of the scenarios considered and of the other salient credit risk metrics derived from the parameters obtained (non-performing loans, provisions, ratios, etc.).

•	Analysis of the changes in the credit risk profile at portfolio, segment, unit and Group level in various scenarios and in comparison with previous years.

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

The process is completed with a package of controls and checks that ensure that the metrics and calculations are appropriate.

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

5.3. Limit setting/pre-classifications

The risk limits are planned and set using documents agreed upon by the business areas and risk units and approved by the executive risk committee or its delegated committees, which contain the expected results of transactions in terms of risk and return, as well as the limits applicable to the activity and the management of the related risk by group/customer.

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

5.4. Transaction decision-making

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

The preliminary limit-setting stage can follow two different paths, giving rise to different types of decisions in the companies’ sphere:

•	Automatic decisions, consisting of verification by the business that the proposed transaction (in terms of amount, product, maturity and other conditions) falls within the limits authorized pursuant to the aforementioned pre-classification. This process is generally applied to corporate pre-classifications.

•	Decisions requiring the analyst’s authorization, even if the transaction meets the amount, maturity and other conditions established in the pre-classified limit. This process applies to pre-classifications of retail banking companies.

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

An important aspect of master agreements is that they represent a single legal obligation encompassing all the transactions they cover. This is the key to being able to offset the risks of all the transactions covered by the contract with the same counterparty (see note 2.f to our consolidated financial statements).

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

5.5. Monitoring/anticipation

The monitoring function is founded on a process of ongoing observation, which makes it possible to detect early any changes that might arise in customers’ credit quality, so that action can be taken to correct any deviations with an adverse impact.

Monitoring is based on the segmentation of customers, is performed by dedicated local and global risk teams and is complemented by the work performed by internal audit. In the individuals model this function is performed using customer behavior valuation models.

The function involves, inter alia, identifying and monitoring companies under special surveillance, reviewing ratings and the ongoing monitoring of indicators.

The system called “companies under special surveillance” (FEVE) distinguishes four categories based on the degree of concern raised by the circumstances observed (extinguish, secure, reduce and monitor). The inclusion of a position in the FEVE system does not mean that there has been a default, but rather that it is deemed advisable to adopt a specific policy for the position in question, to place a person in charge and to set the policy implementation period.

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

5.6. Measurement and control

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

In addition to the traditional metrics, the following, inter alia, are used in the credit risk control phase: Change in non-performing loans (VMG), EL (expected loss) and capital

Assessment of the control processes

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

5.7. Recovery management

Recovery is a significant function within the sphere of the Group’s risk management. This function is performed by the recovery and collection unit, which defines a global strategy and an integrated approach to recovery management.

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

In order to manage recovery properly, action is taken in four main phases: early arrears management, recovery of non-performing loans, recovery of written-off loans and management of foreclosed assets.

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

Forborne loan portfolio

The term forborne loan portfolio refers, for the purposes of the Group’s risk management, to those transactions in which the customer has, or might foreseeably have, financial difficulty that might materially affect its payment obligations under the terms and conditions of the current agreement and, accordingly, the agreement has been modified or cancelled or even a new transaction has been entered into.

The Group has a detailed customer debt forbearance policy that serves as a reference for the various local adaptations made for all the financial institutions forming part of the Group. This policy shares the principles laid down in both Bank of Spain Circular 6/2012 and the technical standards published by the European Banking Authority in 2014, which it develops in greater detail based on the level of customer impairment.

This policy establishes strict prudential criteria for the assessment of these loans:

•	The use of this practice is restricted, and any actions that might defer the recognition of impairment must be avoided.

•	The main aim must be to recover the amounts owed, and any amounts deemed unrecoverable must be recognized as soon as possible.

•	Forbearance must always envisage maintaining the existing guarantees and, if possible, enhance them. Not only can effective guarantees serve to mitigate losses given default, but they might also reduce the probability of default.

•	This practice must not give rise to the granting of additional funding, or be used to refinance debt of other entities or as a cross-selling instrument.

•	All the alternatives to forbearance and their impacts must be assessed, making sure that the results of this practice will exceed those which would foreseeably be obtained if it were not performed.

•	Forborne transactions are classified using criteria which ensure that the customer’s ability to pay is restored from the date of forbearance and for an adequate period of time thereafter.

•	In addition, in the case of customers that have been assigned a risk analyst, it is particularly important to conduct an individual analysis of each specific case, for both the proper identification of the transaction and its subsequent classification, monitoring and adequate provisioning.

The forbearance policy also sets out various criteria for determining the scope of transactions qualifying as forborne exposures by defining a detailed series of objective indicators to facilitate the identification of situations of financial difficulty that might materially affect whether payment obligations are met.

Accordingly, transactions not classified as non-performing at the date of forbearance are generally considered to be experiencing financial difficulty if at that date they were more than one month past due. Where no payments have been missed or there are no payments more than one month past due, other indicators assessing financial difficulty are taken into account, including most notably the following:

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

Once it has been determined that the reasons for the modification relate to financial difficulties, for management purposes a distinction is made between two types of forbearance based on the original management status of the transactions: ex-ante forbearance, when the original transaction was classified as other than non-performing; and ex-post forbearance, when it had previously been classified as non-performing.

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

As regards the strategies to be applied, corporate policy requires the customer’s ability and willingness to pay to be analyzed and a distinction to be drawn between the severity and the estimated duration of the impairment. The results of this analysis will be used as a basis for deciding whether the debt should be forborne and the most appropriate way of doing so for each case:

•	When borrowers display a severe but temporary deterioration in their ability to pay (which is expected to recover in a short space of time), short-term adjustment strategies are applied, such as a payment moratorium on the principal or the reduction of instalments for a short, limited period until the ability to pay is recovered.

•	When borrowers display a slight deterioration in their ability to pay (an early recovery of which is not expected), more long-term strategies are applied, such as reducing instalments by deferring either the maturity date or a portion of the principal, which would be paid at the same time as the last instalment, at all times securing its payment through the provision of effective guarantees.

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

Once forbearance measures have been adopted, transactions that have to remain classified as non-performing because at the date of forbearance they do not meet the regulatory requirements to be classified in a different category must comply with a continuous prudential payment schedule in order to assure reasonable certainty as to the recovery of the ability to pay.

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

When forbearance is applied to a transaction classified as non-performing, the original default dates continue to be considered for all purposes, including the calculation of provisions, irrespective of whether as a result of forbearance the transaction becomes current in its payments.

By contrast, if following arrangement of forbearance there is no improvement in the customer’s payment performance, the possibility of extending new forbearance measures will be considered, with the application of more stringent classification/return-to-performing criteria, including the establishment of a longer period of uninterrupted payments before the transaction can return to performing status, which could last up to 36 months in certain circumstances. The duration of this period is determined by any collateral provided and the residual maturity of the loan. The Group’s policy permits a maximum of one modification per year and three modifications every five years.

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

At December 31, 2015, 34% of the forborne loan portfolio had undergone several modifications.

Quantitative information required by Bank of Spain Circular 6/2012

Set forth below is the quantitative information required by Bank of Spain Circular 6/2012 on the restructured/refinanced transactions in force at December 31, 2015. The following terms are used in Bank of Spain Circular 6/2012 with the meanings specified:

•	Refinancing transaction: transaction that is granted or used, for reasons relating to current or foreseeable financial difficulties of the borrower, to repay one or more of the transactions granted to it, or through which the payments on such transactions are brought fully or partially up to date, in order to enable the borrowers of the cancelled or refinanced transactions to repay their debt (principal and interest) because they are unable, or might foreseeably become unable, to comply with the conditions thereof in due time and form.

•	Restructured transaction: transaction with respect to which, for economic or legal reasons relating to current or foreseeable financial difficulties of the borrower, the financial terms and conditions are modified in order to facilitate the payment of the debt (principal and interest) because the borrower is unable, or might foreseeably become unable, to comply with the aforementioned terms and conditions in due time and form, even if such modification is envisaged in the agreement.

CURRENT REFINANCING AND RESTRUCTURING BALANCES (a)

	Millions of euros
	Standard (b)						Substandard							Non-performing
	Full property mortgage guarantee		Other collateral (c)		Without collateral		Full property mortgage guarantee		Other collateral (c)		Without collateral			Full property mortgage guarantee		Other collateral (c)		Without collateral			Total
	Number of transactions	Gross amount	Number of transactions	Gross amount	Number of transactions	Gross amount	Number of transactions	Gross amount	Number of transactions	Gross amount	Number of transactions	Gross amount	Allowance	Number of transactions	Gross amount	Number of transactions	Gross amount	Number of transactions	Gross amount	Allowance	Number of transactions	Gross amount	Allowance
Public sector	10	21	12	257	78	513	1	8	—	—	2	3	2	5	4	—	—	30	32	8	138	838	10
Other legal entities and individual traders	7,791	2,883	3,567	3,046	84,017	2,495	3,942	1,171	1,254	791	31,047	903	427	10,239	4,808	6,414	5,456	71,890	4,252	7,637	220,161	25,805	8,064
Of which: Financing for construction and property development	560	563	118	168	195	4	455	302	39	92	169	15	118	2,236	2,123	1,269	2,519	364	509	2,869	5,405	6,295	2,987
Other individuals	91,501	7,252	510,288	8,609	1,227,992	1,865	28,057	2,612	7,617	1,039	266,780	722	359	34,184	2,329	64,794	2,562	909,193	1,729	2,477	3,140,406	28,719	2,836

Total	99,302	10,156	513,867	11,912	1,312,087	4,873	32,000	3,791	8,871	1,830	297,829	1,628	788	44,428	7,141	71,208	8,018	981,113	6,013	10,122	3,360,705	55,362	10,910

(a)	Including all refinanced or restructured transactions as defined in section 1.g) of Annex IX of Bank of Spain Circular 4/2004.
(b)	Standard risks classified as under special monitoring pursuant to section 7.a) of Annex IX of Bank of Spain Circular 4/2004.
(c)	Including transactions without a full property mortgage guarantee, i.e. with a loan-to-value ratio of more than 1, and transactions with collateral other than a real estate mortgage, irrespective of their loan-to-value ratio.

The transactions presented in the foregoing tables were classified at December 31, 2015, by nature, as follows:

•	Non-performing: transactions that are in the process of being returned to performing status, those for which advantageous conditions had to be granted that would not have been granted for an ordinary loan approval or those which, having been classified as standard or substandard, have again encountered payment difficulties during the term of the transaction.

•	Substandard: transactions previously classified as non-performing with respect to which, following forbearance, sustained payments have been made for a certain period, depending on the transaction features and the type of guarantee, and transactions previously classified as standard: i) which have been granted an initial grace period and will remain in this category until three monthly instalments (or the equivalent) have been paid after the grace period, or ii) that following forbearance have become irregular (missed payment).

•	Standard: transactions previously classified as non-performing or substandard which have successfully completed the precautionary observation periods established in the corporate policy evidencing that payment capacity pursuant to the terms established has been restored, and transactions classified as standard at the date of forbearance, until they meet the requirements to cease to be subject to the special monitoring described above.

The table below shows the changes in 2015 in the forborne loan portfolio:

Millions of euros	2015
Beginning balance	56,703
Of which: Unimpaired	33,135
Impaired	23,568
Additions	18,178
Reductions (*)	(19,519)
Balance at end of year	55,362
Of which: Unimpaired	34,190
Impaired	21,172

(*)	Including, mainly, debt repayments, foreclosures and write-offs and transactions that have ceased to be subject to special monitoring because the probation periods and aforementioned requirements have been met.

62% of the forborne loan transactions are classified as other than non-performing. Particularly noteworthy are the level of existing guarantees (77% of transactions are secured by collateral) and the coverage provided by specific allowances (representing 20% of the total forborne loan portfolio and 52% of the non-performing portfolio).

Part 4. Trading market and structural risk

A.	Activities subject to market risk and types of market risk

The scope of activities subject to market risk includes transactions in which net worth risk is borne due to changes in market factors. Thus they include trading risks and also structural risks which are also affected by market shifts.

This risk comes from the change in risk factors -interest rates, inflation rates, exchange rates, share prices, the spread on loans, commodity prices and the volatility of each of these elements– as well as from the liquidity risk of the various products and markets in which the Group operates.

•	Interest rate risk is the possibility that changes in interest rates could adversely affect the value of a financial instrument, a portfolio or the Group as a whole. It affects loans, deposits, debt securities, most assets and liabilities of trading portfolios as well as derivatives, among others.

•	Inflation rate risk is the possibility that changes in inflation rates could adversely affect the value of a financial instrument, a portfolio or the Group as a whole. It affects instruments such as loans, debt securities and derivatives, whose return is linked to inflation or to an actual change in the rate.

•	Exchange rate risk is the sensitivity of the value of a position in a currency different to the base currency to a potential movement in exchange rates. Hence, a long position in a foreign currency will produce a loss if that currency depreciates against the base currency. Among the positions affected by this risk are the Group’s investments in subsidiaries in non-euro currencies, as well as any foreign currency transactions.

•	Equity risk is the sensitivity of the value of positions opened in equities to adverse movements in the market prices or in expectations of future dividends. Among other instruments, this affects positions in shares, stock market indices, convertible bonds and derivatives using shares as the underlying asset (put, call, and equity swaps).

•	Credit spread risk is the risk or sensitivity of the value of positions opened in fixed income securities or in credit derivatives to movements in credit spread curves or in recovery rates associated with issuers and specific types of debt. The spread is the difference between financial instruments that quote with a margin over other benchmark instruments, mainly the yield of government bonds and interbank interest rates.

•	Commodities price risk is the risk derived from the effect of potential changes in prices. The Group’s exposure to this risk is not significant and is concentrated in derivative transactions on commodities with clients.

•	Volatility risk is the risk or sensitivity of the value of a portfolio to changes in the volatility of risk factors: interest rates, exchange rates, shares, credit spreads and commodities. Financial instruments which have volatility as a variable in their valuation model incur in this risk. The most significant case is financial options portfolios.

All these market risks can be partly or fully mitigated by using options, futures, forwards and swaps.

There are other types of market risk, whose coverage is more complex. They are the following:

•	Correlation risk is the sensitivity of the value of a portfolio to changes in the relationship between risk factors, either of the same type (for example, between two exchange rates) or of a different nature (for example, between an interest rate and the price of a commodity).

•	Market liquidity risk is that of a Group entity or the Group as a whole finding itself unable to get out of or close a position in time without having an impact on the market price or the cost of the transaction. This risk can be caused by a reduction in the number of market makers or institutional investors, the execution of large volumes of transactions, or the instability of the markets. It increases as a result of the concentration of certain products and currencies.

•	Prepayment or cancellation risk. When the contractual relationship in certain transactions explicitly or implicitly permits the possibility of early cancellation without negotiation before maturity, there is a risk that the cash flows may have to be reinvested at a potentially lower interest rate. It affects mainly mortgage loans or mortgage securities.

•	Underwriting risk. This occurs as a result of an entity’s participation in underwriting a placement of securities or another type of debt, assuming the risk of partially owning the issue or the loan due to non-placement of all of it among potential buyers.

Pension and actuarial risks, which are described later on, also depend on shifts in market factors.

On the basis of the finality of the risk, activities are segmented in the following way:

a)	Trading: financial services to customers and purchase-sale and positioning mainly in fixed-income, equity and currency products. The SGCB (Santander Global Corporate Banking) division is mainly responsible for managing it.

b)	Structural risks: we distinguish between balance sheet risks and pension and actuarial risks:

b.1)	Structural balance sheet risks: market risks inherent in the balance sheet excluding the trading portfolio. Management decisions on these risks are taken by the ALCO committees of each country in coordination with the Group’s ALCO committee and are executed by the financial management division. This management seeks to inject stability and recurrence into the financial margin of commercial activity and to the Group’s economic value, maintaining adequate levels of liquidity and solvency. The risks are:

•	Structural interest rate risk. This arises from mismatches in the maturities and repricing of all assets and liabilities.

•	Structural exchange rate risk/hedging of results. Exchange rate risk occurs when the currency in which the investment is made is different from the euro in companies that consolidate and those that do not (structural exchange rate). In addition, this item also includes positions of exchange rate hedging of future results generated in currencies other than the euro (hedging of results).

•	Structural equity risk. This involves investments via stakes in financial or non-financial companies that are not consolidated, as well as portfolios available for sale formed by equity positions.

b.2)	Pension and actuarial risk

•	Pension risk: the risk assumed by the Bank in relation to the pension commitments with its employees. The risk lies in the possibility that the fund does not cover these commitments in the period of accrual of the provision and the profitability obtained by the portfolio is not sufficient and obliges the Group to increase the level of contributions.

•	Actuarial risk: unexpected losses produced as a result of an increase in the commitments with the insurance takers, as well as losses from an unforeseen rise in costs.

B.	Trading market risks

1.	Quantitative analysis

Grupo Santander’s trading risk profile remained relatively low in 2015, in line with previous years, due to the fact that traditionally the Group’s activity has been focused on providing services to its customers, with limited exposure to complex structured products and diversification by geographic area and risk factor.

1.1.	Value at Risk (VaR) analysis

During the 2015 year, Grupo Santander maintained its strategy of concentrating its trading activity on customer business, minimizing where possible exposures of directional risk opened in net terms. This was seen in the VaR evolution of the SGCB trading portfolio, which was around the average of the last three years and ended 2015 at €13.6 million12.

EVOLUTION OF VaR 2013-2015

Million euros. VaR at 99%, with a time frame of one day

VaR during 2015 fluctuated between €10.3 million and €31 million. The most significant changes were related to changes in exchange rate and interest rate exposure and also market volatility.

The average VaR in 2015 was €15.6 million, very similar to the two previous years (€16.9 million in 2014 and €17.4 million in 2013).

The following chart shows a frequency histogram of risk measured in terms of VaR between 2013 and 2015. The accumulation of days with levels of between €9.5 and 23 million (96%) is shown. Values of higher than €23 million (3.2%) largely occur in periods mainly affected by temporary spikes in volatility mainly in the Brazilian real against the dollar and also interest rates during the Greek bail-out period.

VaR 15d Moving Average 3 year average VaR 35 30 25 20 15 10 5 Jan-13 Mar-13 May-13 Jul-13 Sep-13 Nov-13 Jan-14 Mar-14 May-14 Jul-14 Sep-14 Nov-14 Jan-15 Mar-15 May-15 Jul-15 Sep-15 Nov-15 MIN(8.2) MAX (31)

[12]	Regarding trading activity in financial markets of SGCB (Santander Global Corporate Banking). As well as the trading activity of SGCB, there are other positions catalogued for accounting purposes. The total VaR of trading of this accounting perimeter was €14.5 million.

VaR RISK HISTOGRAM

VaR at 99%, with a time frame of one day

Risk by factor

The following table displays the average and latest VaR values at 99% by risk factor over the last three years, and the lowest and highest values in 2015 and the Expected Shortfall (ES) at 97.5% at the close of 2015:

VaR AND EXPECTED SHORTFALL STATISTICS BY RISK FACTOR 13,14

Million euros. VaR at 99% and ES at 97.5%, with a time frame of one day

[13]	The VaR of global activities includes operations that are not assigned to any particular country.
[14]	In Latin America, United States and Asia, the VaR levels of the credit spread and commodity factors are not shown separately because of their scant or zero materiality.

	2015					2014		2013
	VaR (99%)				ES (97.5%)	VaR		VaR
	Minimum	Average	Maximum	Latest	Latest	Average	Latest	Average	Latest

Total	10.3	15.6	31.0	13.6	14.0	16.9	10.5	17.4	13.1
Diversification Effect	(5.0)	(11.1)	(21.3)	(5.8)	(5.7)	(13.0)	(9.3)	(16.2)	(12.3)
Interest Rate	9.7	14.9	28.3	12.7	12.7	14.2	10.5	12.7	8.5
Equities	1.0	1.9	3.8	1.1	1.1	2.7	1.8	5.6	4.7
Exchange rates	1.6	4.5	15.2	2.6	2.4	3.5	2.9	5.4	4.7
Credit Spread	1.9	5.2	13.7	2.9	3.4	9.3	4.6	9.6	7.2
Commodities	0.0	0.2	0.6	0.1	0.1	0.3	0.1	0.3	0.3

Total	7.4	11.6	24.8	11.1	11.2	12.2	7.3	13.9	9.9
Diversification Effect	(1.1)	(8.3)	(17.2)	(5.6)	(5.8)	(9.2)	(5.5)	(14.1)	(9.0)
Interest Rate	6.1	10.6	25.1	10.9	10.7	8.9	6.2	9.3	6.6
Equities	0.8	1.4	2.9	1.0	1.0	1.7	1.0	4.3	2.6
Exchange rates	0.7	3.3	10.7	1.9	1.8	2.9	1.5	5.2	3.7
Credit Spread	1.6	4.4	11.5	2.8	3.4	7.6	3.9	9.0	5.8
Commodities	0.0	0.2	0.6	0.1	0.1	0.3	0.1	0.3	0.3

Total	5.4	10.6	27.4	9.7	6.7	12.3	9.8	11.1	6.9
Diversification Effect	(0.5)	(4.8)	(10.6)	(4.4)	(1.5)	(3.5)	(12.2)	(5.3)	(6.7)
Interest Rate	5.7	10.7	27.2	9.3	6.4	11.8	9.8	9.6	5.9
Equities	0.5	1.5	3.2	0.5	0.6	2.1	3.0	3.2	2.9
Exchange rates	0.7	3.2	8.2	4.3	1.3	2.0	9.2	3.5	4.7

Total	0.3	0.9	2.0	0.9	0.8	0.7	0.7	0.8	0.5
Diversification Effect	(0.1)	(0.5)	(1.4)	(0.4)	(0.3)	(0.3)	(0.2)	(0.4)	(0.2)
Interest Rate	0.2	0.8	1.6	0.8	0.8	0.7	0.7	0.7	0.5
Equities	0.0	0.1	1.8	0.0	0.0	0.1	0.0	0.1	0.0
Exchange rates	0.2	0.4	1.1	0.4	0.3	0.3	0.2	0.4	0.2

Total	0.3	1.6	3.0	0.4	0.3	2.3	1.9	1.5	2.0
Diversification Effect	0.1	(0.6)	(2.7)	(0.2)	(0.1)	(0.6)	(0.6)	(0.3)	(0.5)
Interest Rate	0.0	0.5	3.0	0.1	0.0	0.6	0.4	0.3	0.4
Credit Spread	0.3	1.6	2.8	0.4	0.0	2.2	1.9	1.5	2.1
Exchange rates	0.0	0.0	0.2	0.0	0.3	0.0	0.2	0.1	0.0

EUR million

At the end of 2015, VaR had increased by €3 million against 2014, although average VaR was down by €1.4 million. By risk factor, the average VaR increased in interest rates and in exchange rates, while it fell in equities and credit spread. By geographies, it slightly increased in the United States/Asia, while it was down in the other geographies.

The VaR evolution by risk factor in general was stable in the last few years. The transitory rises in VaR of various factors are explained more by transitory increases in the volatility of market prices than by significant changes in positions.

TOTAL Trading Europe LatinAmerica US and Asia Global Activities

VaR BY RISK FACTOR EVOLUTION

Million euros, VaR at 99% with a time frame of one day (15 day moving average)

Lastly, the table below compares the VaR figures with stressed VaR figures for trading activity of the two portfolios with highest average VaR in 2015.

STRESSED VaR STATISTICS VERSUS VaR IN 2015: MAIN PORTFOLIOS

Million euros. Stressed VaR and VaR at 99% with a time frame of one day

		Min	Aveage	Max	Latest
Spain-G10	VaR (99%)	4.0	8.9	15.9	11.2
	Stressed VaR (99%)	11.4	19.4	26.8	13.5
Brasil	VaR (99%)	4.5	9.5	25.6	9.4
	Stressed VaR (99%)	8.1	16.6	39.9	14.2

1.2. Gauging and backtesting measures

The real losses can differ from the forecasts by the VaR for various reasons related to the limitations of this metric, which are set out in detail later in the section on the methodologies. The Group regularly analyses and contrasts the accuracy of the VaR calculation model in order to confirm its reliability.

The most important test consists of backtesting exercises, analyzed at the local and global levels and in all cases with the same methodology. Backtesting consists of comparing the forecast VaR measurements, with a certain level of confidence and time frame, with the real results of losses obtained in a same time frame. This can detect anomalies in the VaR model of the portfolio in question to be detected (for example, shortcomings in the parameterization of the valuation models of certain instruments, not very adequate proxies, etc.).

Santander calculates and evaluates three types of backtesting:

•	“Clean” backtesting: the daily VaR is compared with the results obtained without taking into account the intraday results or the changes in the portfolio’s positions. This method contrasts the effectiveness of the individual models used to assess and measure the risks of the different positions.

•	Backtesting on complete results: the daily VaR is compared with the day’s net results, including the results of the intraday operations and those generated by commissions.

•	Backtesting on complete results without mark-ups or fees: the daily VaR is compared with the day’s net results from intraday operations but excluding those generated by mark-ups and commissions. This method aims to give an idea of the intraday risk assumed by the Group’s treasuries.

For the first case and for the total portfolio, there were four exceptions of Value at Earnings (VaE) at 99% in 2015 (days on which daily profit was higher than VaE) on January 15, January 23, May 19 and December 3. These were primarily caused by strong shifts in the euro’s exchange rates against the Swiss franc and the pound, and of the euro and dollar against the Brazilian real. The high VaE levels at the end of the year were due to the depreciation of the Argentinian peso after exchange restrictions in the country were lifted.

There was also an exception of VaR at 99% (days on which the daily loss was higher than the VaR) on September 24, caused mainly, as in the above cases, by high volatility in exchange rates, in this case of the euro and dollar against the Brazilian real.

The number of exceptions responded to the expected performance of the VaR calculation model, which works with a confidence level of 99% and an analysis period of one year (over a longer period of time, an average of two or three exceptions a year is expected).

BACKTESTING OF TRADING PORTFOLIOS: DAILY RESULTS VERSUS PREVIOUS DAY’S VALUE AT RISK (Million euros)

Clean P&L VaE 99% VaE 95% VaR 99% VaR 95% 60 45 30 15 0 -15 -30 -45 2-Jan-13 19-Feb-13 8-Apr-13 26-May-13 13-Jul-13 30-Aug-13 17-Oct-13 4-Dec-13 21-Jan-14 10-Mar-14 27-Apr-14 14-Jun-14 1-Aug-14 18-Sep-14 5-Nov-14 23-Dec-14 9-Feb-15 29-Mar-15 16-May-15 3-Jul-15 20-Aug-15 7-Oct-15 24-Nov-15

1.3. Distribution of risks and management results15

Geographic distribution

In trading activity, the average contribution of Latin America to the Group’s total VaR in 2015 was 45.1% compared with a contribution of 39.7% in economic results. Europe, with 53.6% of global risk, contributed 54% of results. In relation to prior years, there was a gradual homogenization in the profile of activity in the Group’s different units, focused generally on providing service to professional and institutional clients.

Below is the geographic contribution (by percentage) to the Group total, both in risks, measured in VaR terms, as well as in results, measured in economic terms.

BINOMIAL VaR-MANAGEMENT RESULTS: GEOGRAPHIC DISTRIBUTION

Average VaR (at 99%, with a time frame of one day) and annual cumulative management result (million euros); percentage of annual totals.

Monthly distribution of risks and results

The following chart shows the risk assumption profile, in terms of VaR, compared to results in 2015. The average VaR remained relatively stable, albeit with higher values in the second quarter, while results evolved in a more regular way during the first half of the year, and were lower in the second half.

[15]	Results in terms similar to Gross Margin (excluding operating costs, the financial would be the only cost).

TEMPORARY DISTRIBUTION OF RISK AND RESULTS IN 2015: PERCENTAGES OF ANNUAL TOTALS

Average VaR (at 99%, with a time frame of one day) and annual cumulative management result (million euros); percentage of annual totals.

The following frequency histogram shows the distribution of daily economic results on the basis of their size between 2013 and 2015. It shows that on over 97.4% of days on which the markets were open daily returns16 were in a range of between €-15 and +15 million.

DAILY RESULTS (MTM) FREQUENCY HISTOGRAM

Daily management result “clean” of fees and intraday operations (million euros). Number of days (%) in each range.

[16]	Yields “clean” of fees and results of intraday derivative operations.

1.4. Risk management of derivatives

Derivatives activity is mainly focused on marketing investment products and hedging risks for clients. Management is focused on ensuring that the net risk opened is the lowest possible.

These transactions include options on equities, fixed-income and exchange rates. The units where this activity mainly takes place are: Spain, Santander UK, and, to a lesser extent, Brazil and Mexico.

The chart below shows the VaR Vega17 performance of structured derivatives business over the last three years. It fluctuated at around an average of €6 million. In general, the periods with higher VaR levels related to episodes of significant rises in volatility in the markets. The evolution of VaR Vega in the second quarter of 2013 was the result of the increased volatility of euro and US dollar interest rate curves, coinciding with a strategy of hedging client operations of significant amounts. Although in 2015, VaR Vega was similar to the previous year in the first quarter of the year, in the two next quarters it was affected by high market volatility due to events such as Greece’s bail-out, high stock market volatility in China or Brazil’s currency depreciation and rating downgrade, as well as the BRL’s strong depreciation against the euro and the dollar.

EVOLUTION OF RISK (VaR) OF THE DERIVATIVES BUSINESS

Million euros. VaR Vega at 99%, with a time frame of one day

[17]	Vega, a Greek term, means here the sensitivity of the value of a portfolio to changes in the price of market volatility.

As regards the VaR by risk factor, on average, the exposure was concentrated, in this order, in interest rates, equities, exchange rates and commodities. This is shown in the table below:

FINANCIAL DERIVATIVES. RISK (VaR) BY RISK FACTOR

Million euros. VaR at 99%, with a time frame of one day

Exposure by business unit was concentrated in Spain, Santander UK, Mexico and Brazil (in that order).

FINANCIAL DERIVATIVES. RISK (VaR) BY UNIT

Million euros. VaR at 99%, with a time frame of one day

The average risk in 2015 (€6.8 million) is slightly lower compared to 2013 and higher than in 2014, for the reasons explained above.

Grupo Santander continues to have a very limited exposure to instruments or complex structured vehicles, reflecting a management culture one of whose hallmarks is prudence in risk management. At the end of 2015, the Group had:

•	Hedge funds: the total exposure is not significant (€219.8 million at close of December 2015) and most of it is indirect, largely acting as counterparty in derivatives transactions, and also in financing transactions for those funds. This exposure has low loan-to-value levels of around 16.7% (collateral of €1,225.1 million at the close of December). The risk with this type of counterparty is analyzed case by case, establishing percentages of collateralization on the basis of the features and assets of each fund.

•	Monolines: Santander’s exposure to bond insurance companies (monolines) was €137.9 million[18] as of December 2015, mainly indirect exposure, €136.1 million, by virtue of the guarantee provided by this type of entity to various financing or traditional securitization operations. The exposure in this case is to double default, with primary underlying assets of high credit quality. The small remaining amount is direct exposure (for example, via purchase of protection from the risk of nonpayment by any of these insurance companies through a credit default swap). Exposure was virtually unchanged vs. 2014.

[18]	Collateral provided by monoline in bonds issued by US states (Municipal Bonds), which amounted to €19.1 million at December 2015, are not considered to be exposure.

In short, the exposure to this type of instrument, as the result of the Group’s usual operations, continued to decline in 2015. This was mainly due to the integration of positions of institutions acquired by the Group, as Sovereign in 2009. All these positions were known at the time of purchase, having been duly provisioned. These positions, since their integration in the Group, have been notably reduced, with the ultimate goal of eliminating them from the balance sheet.

Santander’s policy for approving new transactions related to these products remains very prudent and conservative. It is subject to strict supervision by the Group’s senior management. Before approving a new transaction, product or underlying asset, the risks division verifies:

•	The existence of an appropriate valuation model to monitor the value of each exposure: Mark-to-Market, Mark-to-Model or Mark-to-Liquidity.

•	The availability in the market of observable data (inputs) needed to be able to apply this valuation model.

And provided these two points are always met:

•	The availability of appropriate systems, duly adapted to calculate and monitor every day the results, positions and risks of new operations.

•	The degree of liquidity of the product or underlying asset, in order to make possible their coverage when deemed appropriate.

1.5. Issuer risk in trading portfolios

Trading activity in credit risk is mainly conducted in the Treasury Units in Spain. It is done by taking positions in bonds and credit default swaps (CDS) at different maturities on corporate and financial references, as well as indexes (Itraxx, CDX).

The accompanying table shows the major positions at year-end in Spain, distinguishing between long (purchases of bonds and sales of CDS protection) and short (sales of bonds and purchases of CDS protection) positions:

  Million euros. Data at December 31, 2015.

	Largest ‘long’ positions (sale of protection)		Largest ‘short’ positions (purchase of protection)
	Exposure at default (EAD)	% total EAD	Exposure at default (EAD)	% total EAD
1st reference	131	5.09%	(32)	4.30%
2nd reference	124	4.82%	(25)	3.36%
3rd reference	59	2.29%	(23)	3.09%
4th reference	54	2.10%	(23)	3.09%
5th reference	51	1.98%	(20)	2.68%
Sub-total top 5	419	16.28%	(123)	16.52%
Total	2,572	100.00%	(745)	100.00%

Note: zero recoveries are supposed (LCR=0) in the EaD calculation.

1.6. Analysis of scenarios

Various stress scenarios were calculated and analyzed regularly in 2015 (at least monthly) at the local and global levels for all the trading portfolios and using the same risk factor assumptions.

Maximum volatility scenario (Worst Case)

This scenario is given particular attention as it combines historic movements of risk factors with an ad-hoc analysis in order to reject very unlikely combinations of variations (for example, sharp falls in stock markets together with a decline in volatility).

A historic volatility equivalent to six standard deviations is applied. The scenario is defined by taking for each risk factor the movement which represents the greatest potential loss in the portfolio, rejecting the most unlikely combinations in economic-financial terms. At year-end, that scenario implied, for the global portfolio, rising interest rates in Latin American markets and low interest rates in core markets, falls in stock markets, depreciation of all currencies against the euro, and widening credit spreads and volatility. The results for this scenario at December 31, 2015 are shown in the following table.

MAXIMUM VOLATILITY STRESS SCENARIO (WORST CASE)

Million euros. Data at December 31, 2015

The stress test shows that the economic loss suffered by the Group in its trading portfolios, in terms of the mark to market (MtM) result, would be, if the stress movements defined in the scenario materialized in the market, €164.2 million. This loss would be concentrated in Europe (in the following order: interest rates, credit spread and equities) and Latin America (in the following order: interest rates, exchange rates and equities).

Other global stress scenarios

•	Abrupt crisis: an ad hoc scenario with sharp market movements. Rise in interest rate curves, sharp falls in stock markets, large appreciation of the dollar against other currencies, rise in volatility and in credit spreads.

•	September 11 crisis: historic scenario of the September 11, 2001 attacks with a significant impact on the US and global markets. This is sub-divided into two scenarios: I) maximum accumulated loss until the worst moment of the crisis; and II) the maximum loss in a day. In both cases, there are drops in stock markets and in interest rates in core markets and rises in emerging markets, and the dollar appreciates against other currencies.

•	Subprime crisis: historic scenario of the US mortgage crisis. The objective of the analysis is to capture the impact on results of the reduction in liquidity in the markets. Two time horizons were used (one day and 10 days), in both cases there are falls in stock markets and in interest rates in core markets and rises in emerging markets, and the dollar appreciates against other currencies.

•	EBA adverse scenario: the scenario proposed by the European Banking Authority (EBA) in April 2014 as part of the EBA 2014 EU-Wide Stress Test. This involves an adverse scenario for European banks over a time horizon from 2014 to 2016. The scenario reflects the systemic risks considered the most serious threats to the stability of the European Union’s banking sector. These include: an increase in bond yields worldwide; incremental deterioration of credit quality in countries with weak demand; political reforms grinding to a halt, endangering the sustainability of public finances; and insufficient adjustments to balance sheets to maintain reasonable market finance .

This latter scenario replaced the sovereign debt crisis scenario in November 2014. This historic scenario identified four geographic zones (the US, Europe, Latin America and Asia) and included interest rate rises, falls in stock markets and volatilities, widening credit spreads, and depreciation of the euro and Latin American currencies, and appreciation of Asian currencies, against the dollar.

Every month a consolidated stress test report is drawn up with explanations of the main changes in results for the various scenarios and units. An early warning mechanism has also been established so that when the loss for a scenario is high in historic terms and/or in terms of the capital consumed by the portfolio in question, the relevant business executive is informed.

The results of these global scenarios for the last three years are shown in the following table:

STRESS TEST RESULTS: COMPARISON OF THE 2013 TO 2015 SCENARIOS (ANNUAL AVERAGES)

(Million euros)

2. Methodologies

2.1 Value at Risk (VaR)

The standard methodology that Grupo Santander applies to trading activities is Value at Risk (VaR), which measures the maximum expected loss with a certain confidence level and time frame. The standard for historic simulation is a confidence level of 99% and a time frame of one day. Statistical adjustments are applied enabling the most recent developments affecting the levels of risk assumed to be incorporated efficiently and quickly. A time frame of two years or at least 520 days from the reference date of the VaR calculation is used. Two figures are calculated every day: one applying an exponential decay factor that accords less weight to the observations furthest away in time and another with the same weight for all observations. The higher of the two is reported as the VaR.

Value at Earnings (VaE) is also calculated. This measures the maximum potential gain with a certain level of confidence and time frame, applying the same methodology as for VaR.

VaR by historic simulation has many advantages as a risk metric (it sums up in a single number the market risk of a portfolio; it is based on market movements that really occurred without the need to make assumptions of functions forms or correlations between market factors, etc.), but also has limitations.

Some limitations are intrinsic to the VaR metrics, regardless of the methodology used for its calculation, including:

•	The VaR calculation is calibrated at a certain level of confidence, which does not indicate the levels of possible losses beyond it.

•	There are some products in the portfolio with a liquidity horizon greater than that specified in the VaR model.

•	VaR is a static analysis of the risk of the portfolio, and the situation could change significantly during the following day, although the likelihood of this occurring is very low.

Using the historic simulation methodology also has its limitations:

•	High sensitivity to the historic window used.

•	Inability to capture plausible events that would have significant impact, if these do not occur in the historic window used.

•	The existence of valuation parameters with no market input (such as correlations, dividend and recovery rate).

•	Slow adjustment to new volatilities and correlations, if the most recent data receives the same weight as the oldest data.

Some of these limitations are overcome by using Stressed VaR and Expected Shortfall, calculating VaR with exponential decay and applying conservative valuation adjustments. Furthermore, as previously stated, the Group regularly conducts analysis and backtesting of the accuracy of the VaR calculation model.

2.2 Stressed VaR (sVaR) and Expected Shortfall (ES)

In addition to standard VaR, Stressed VaR is calculated daily for the main portfolios. The calculation methodology is the same as for VaR, with the two following exceptions:

•	The historical observation period for the factors: when calculating Stressed VaR a window of 260 observations is used, rather than 520 for VaR. However, this is not the most recent data: rather, the data used is from a continuous period of stress for the portfolio in question. This is determined for each major portfolio by analyzing the history of a subset of market risk factors selected based on expert judgement and the most significant positions in the books.

•	In order to obtain the stressed VaR, unlike when calculating the VaR, the maximum between the percentile uniformly weighted and the one exponentially weighted is not applied. Instead, the percentile uniformly weighted is used directly.

Moreover, the expected shortfall (ES) is also calculated in order to estimate the expected value of the potential loss when this is higher than the level set by the VaR. Unlike VaR, ES has the advantage of better capturing the tail risk and of being a sub-additive metric19.

Going forward, in the near term the Basel Committee has recommended replacing VaR with Expected Shortfall as the baseline metric for calculating regulatory capital for trading portfolios. The Committee considers that ES with a 97.5% confidence interval delivers a similar level of risk to VaR at a 99% confidence interval. Equal weights are applied to all observations when calculating ES.

2.3 Analysis of scenarios

The Group uses other metrics in addition to VaR, giving it greater control over the risks it faces in the markets where it is active. These measures include scenario analysis. This consists of defining alternative behaviors for various financial variables and obtaining the impact on results of applying these to activities. These scenarios may replicate events that occurred in the past (such as a crisis) or determine plausible alternatives that are unrelated to past events.

The potential impact on earnings of applying different stress scenarios is regularly calculated and analyzed, particularly for trading portfolios, considering the same risk factor assumptions. Three scenarios are defined, as a minimum: plausible, severe and extreme. Taken together with VaR, these reveal a much more complete spectrum of the risk profile.

A number of trigger thresholds have also been established for global scenarios, based on their historical results and the capital associated with the portfolio in question. When these triggers are activated, the portfolio managers are notified so they can take appropriate action. The results of the global stress exercises, and any breaches of the trigger thresholds, are reviewed regularly, and reported to senior management, when this is considered appropriate.

[19]	According to the financial literature, subaddivity is a desirable property for a coherent risk metric. This property establishes that f(a+b) is less than or equal to f(a)+f(b). Intuitively, it assumes that the more instruments and risk factors there are in a portfolio, the lower the risks, because of the benefits of diversification. Whilst VaR only offers this property for some distributions, ES always does so. Fundamental review of the trading book: a revised market risk framework (Basel Committee consultation document on banking supervision, October 2013).

2.4 Analysis of positions, sensitivities and results

Positions are used to quantify the net volume of the market securities for the transactions in the portfolio, grouped by main risk factor, considering the delta value of any futures or options. All risk positions can be expressed in the base currency of the unit and the currency used for standardizing information. Changes in positions are monitored on a daily basis to detect any incidents, so they can be corrected immediately.

Measurements of market risk sensitivity estimate the variation (sensitivity) of the market value of an instrument or portfolio to any change in a risk factor. The sensitivity of the value of an instrument to changes in market factors can be obtained using analytical approximations by partial derivatives or by complete revaluation of the portfolio.

In addition, the statement of income is also drawn up every day, providing an excellent indicator of risk, enabling us to identify the impact of changes in financial variables on the portfolios.

2.5 Derivative activities and credit management

Also noteworthy is the control of derivative activities and credit management which, because of its atypical nature, is conducted daily with specific measures. First, the sensitivities to price movements of the underlying asset (delta and gamma), volatility (vega) and time (theta) are controlled. Second, measures such as the sensitivity to the spread, jump-to-default, concentrations of positions by level of rating, etc., are reviewed systematically.

With regard to the credit risk inherent to trading portfolios, and in line with the recommendations of the Basel Committee on Banking Supervision and prevailing regulations, a further metric is also calculated: the Incremental Risk Charge (IRC). This seeks to cover the risks of non-compliance and ratings migration that are not adequately captured in VaR, through changes in the corresponding credit spreads. This metric is basically applied to fixed-income bonds, both public and private, derivatives on bonds (forwards, options, etc.) and credit derivatives (credit default swaps, asset backed securities, etc.). IRC is calculated using direct measurements of loss distribution tails at an appropriate percentile (99.9%), over a one year horizon. The Monte Carlo methodology is used, applying one million simulations.

2.6 Credit Valuation Adjustment (CVA) and Debt Valuation Adjustment (DVA)

Grupo Santander incorporates credit valuation adjustment (CVA) and debt valuation adjustment (DVA) when calculating the results of trading portfolios. The CVA is a valuation adjustment of over-the-counter (OTC) derivatives, as a result of the risk associated with the credit exposure assumed by each counterparty.

The CVA is calculated by taking into account the potential exposure with each counterparty in each future maturity. The CVA for a certain counterparty is therefore the sum of the CVA over all such future terms. The following inputs are used:

•	Expected exposure: including, for each operation the current market value (MtM) as well as the potential future risk (add-on) to each maturity. CVA also considers mitigating factors such as collateral and netting agreements, together with a decay factor for derivatives with interim payments.

•	Severity: the percentage of final loss assumed in case of credit/ non-payment of the counterparty.

•	Probability of default: for cases where there is no market information (spread curve traded through CDS, etc.) general proxies generated on the basis of companies with listed CDS of the same sector and external rating as the counterparty are used.

•	Discount factor curve.

The DVA is a valuation adjustment similar to the CVA, but in this case as a result of Grupo Santander’s risk that counterparties assume in OTC derivatives.

3. System for controlling limits

Setting market risk and liquidity limits is designed as a dynamic process which responds to the Group’s risk appetite level. This process is part of an annual limits plan drawn up by the Group’s senior management, involving every Group entity.

The market risk limits used in Grupo Santander are established based on different metrics and try to cover all activity subject to market risk from many perspectives, applying a conservative approach. The main ones are:

•	VaR limits.

•	Limits of equivalent positions and/or nominal.

•	Interest rate sensitivity limits.

•	Vega limits.

•	Delivery risk limits for short positions in securities (fixed income and securities).

•	Limits to constrain the volume of effective losses, and protect results generated during the period:

•	Loss trigger.

•	Stop loss.

•	Credit limits:

•	Total exposure limit.

•	Jump to default by issuer limit.

•	Others.

•	Limits for origination operations.

These general limits are complemented by other sub-limits to establish a sufficiently granular limits framework for effective control of the market risk factors to which the Group is exposed in its trading activities. Positions are monitored on a daily basis, at both the unit and global levels, with exhaustive control of changes to portfolios, so as to identify any incidents that might need immediate correction. Meanwhile, the daily drawing up of the income statement by the risks area is an excellent indicator of risks, as it allows the impact that changes in financial variables have had on portfolios to be identified.

Implementation of the Volcker Rule throughout the Group in July 2015 required activities to be reorganized to ensure compliance with this new regulation, the preparation of new metrics and the definition of limits at the desk level.

Three categories of limits were established based on the scope of approval and control: global approval and control limits, global approval limits with local control, and local approval and control limits. The limits are requested by the business executive of each country/entity, considering the particular nature of the business and so as to achieve the budget established, seeking consistency between the limits and the risk/return ratio. The limits are approved by the corresponding risk bodies.

Business units must comply with the approved limits at all times. In the event of a limit being exceeded, the local business executives have to explain, in writing and on the day, the reasons for the excess and the action plan to correct the situation, which in general might consist of reducing the position until it reaches the prevailing limits or setting out the strategy that justifies an increase in the limits.

If the business unit fails to respond to the excess within three days, the global business executives will be asked to set out the measures to be taken in order to make the adjustment to the existing limits. If this situation lasts for 10 days as of the first excess, senior risk management will be informed so that a decision can be taken: the risk takers could be made to reduce the levels of risk assumed.

C. Structural balance sheet risks

1. Quantitative analysis20

The market risk profile inherent in Grupo Santander’s balance sheet, in relation to its asset volumes and shareholders’ funds, as well as the budgeted financial margin, remained moderate in 2015, in line with previous years.

1.1. Structural interest rate risk

Europe and the United States

Against a backdrop of low interest rates, the main balance sheets in mature markets - the parent bank, the UK and the US – show positive economic value and net interest income sensitivities to interest rate rises.

Exposure levels in all countries are moderate in relation to the annual budget and equity levels.

At December 2015, net interest income risk at one year, measured as sensitivity to parallel changes of ±100 basis points, was concentrated in the yield curve for the euro, at €257 million, the Polish zloty, at €83 million, and the US dollar, at €78 million, all relating to risks of rate cuts.

[20]	Includes the whole balance sheet except for the trading portfolios.

NET INTEREST INCOME (NII) SENSITIVITY21

% of the total

Rest: Portugal and SCF.

At the same date, the most relevant risk to the economic value of equity, measured as its sensitivity to parallel changes in the yield curve of ±100 basis points, was in the euro interest rate curve, at €3,897 million, for the risk of rate cuts. The amounts at risk for the dollar and sterling curves were €691 million and €488 million, respectively, also for rate cuts. These scenarios are extremely unlikely in practice at present.

ECONOMIC VALUE OF EQUITY (EVE) SENSITIVITY22

% of the total

Rest: Poland, Portugal and SCF.

[21]	Sensitivity for the worst scenario between +100 and -100 basis points.
[22]	Sensitivity for the worst scenario between +100 and -100 basis points.

The following tables set out the interest-rate risk of the balance sheets of the parent bank and Santander UK by maturity, at the end of 2015.

PARENT BANK: INTEREST RATE REPRICING GAP23

Million euros. December 31, 2015

SANTANDER UK: INTEREST RATE REPRICING GAP24

Million euros. December 31, 2015

In general, the gaps by maturities are kept at reasonable levels in relation to the size of the balance sheet.

Latin America

Latin American balance sheets are positioned for interest rate cuts for both economic value and net interest income, except for net interest income in Mexico, where excess liquidity is invested in the short term in the local currency.

In 2015, exposure levels in all countries were moderate in relation to the annual budget and capital levels.

At the end of the year, net interest income risk over one year, measured as sensitivity to parallel ± 100 basis point movements, was concentrated in three countries, Brazil (€124 million), Mexico (€37 million) and Chile (€23 million), as shown in the chart below.

[23]	Aggregate gap of all currencies on the balance sheet of the Parent bank, in euros.
[24]	Aggregate gap of all currencies on the balance sheet of the Santander UK unit, in euros.

NET INTEREST INCOME (NII) SENSITIVITY25

% of the total

Rest: Argentina, Uruguay and Peru.

Risk to the value of equity over one year, measured as sensitivity to parallel ± 100 basis point movements, was also concentrated in Brazil (€425 million), Mexico (€180 million) and Chile (€132 million).

ECONOMIC VALUE OF EQUITY (EVE) SENSITIVITY26

% of the total

Rest: Argentina, Uruguay and Peru.

[25]	Sensitivity for the worst scenario between +100 and -100 basis points.
[26]	Sensitivity for the worst scenario between +100 and -100 basis points.

The table below shows the interest-rate risk maturity structure of the Brazil balance sheet in December 2015.

BRAZIL: INTEREST RATE REPRICING GAP27

Million euros. December 31, 2015

1.2. Structural exchange-rate risk/hedging of results

Structural exchange rate risk arises from Group operations in currencies, mainly related to permanent financial investments, and the results and hedging of these investments.

This management is dynamic and seeks to limit the impact on the core capital ratio of movements in exchange rates28. In 2015, hedging levels of the core capital ratio for exchange rate risk were maintained at around 100%.

At the end of 2015, the largest exposures of permanent investments (with their potential impact on equity) were, in order, in pounds sterling, US dollars, Brazilian reais, Chilean pesos, Mexican pesos and Polish zlotys. The Group hedges some of these positions of a permanent nature with exchange-rate derivatives.

In addition, the Financial Management area is responsible for managing exchange-rate risk for the Group’s expected results and dividends in units where the base currency is not the euro.

1.3. Structural equity risk

Santander maintains equity positions in its banking book in addition to those of the trading portfolio. These positions are maintained as available for sale portfolios (capital instruments) or as equity stakes, depending on their envisaged time in the portfolio.

The equity portfolio of the banking book at the end of 2015 was diversified in securities in various countries, mainly Spain, the U.S., China, Brazil and the Netherlands. Most of the portfolio is invested in the financial and insurance sectors; other sectors, to a lesser extent, are professional, scientific and technical activities, public administrations (stake in Sareb), manufacturing industry, the transport sector and warehousing.

Structural equity positions are exposed to market risk. VaR is calculated for these positions using market price data series or proxies. At the end of December 2015, the VaR at 99% with a one day time frame was €208.1 million (€208.5 and €235.3 million at the end of December 2014 and 2013, respectively).

1.4. Structural VaR

A standardized metric such as VaR can be used for monitoring total market risk for the banking book, excluding the trading activity of Santander Global Corporate Banking, distinguishing between fixed income (considering both interest rates and credit spreads on ALCO portfolios), exchange rates and equities.

[27]	Aggregate gap of all currencies on the balance sheet of the Brazil unit.
[28]	In early 2015, the criteria for coverage of the core capital ratio was changed from phase-in to fully loaded.

In general, structural VaR is not high in terms of the Group’s volume of assets or equity.

Structural VaR

Million euros

		December 31, 2015
	December 31, 2014	Low	Average	High	Period End

TOTAL	806.5	568.6	703.9	900.0	707.1

Trading	10.5	10.3	15.6	31.0	13.6
Non-Trading	809.8	561.6	698.5	883.5	710.2
Diversification Effect	-13.9	-3.3	-10.2	-14.5	-16.6

The diversification effect is calculated as the sum of the individual or “stand alone” VaR of each portfolio minus the total VaR of the consolidated portfolio.

Santander calculates the VaR for full revaluation (individual pricers for each position) or second-order Taylor approximation for the most complex portfolios. Several individual factors are included, such as each interest rate curve involved, individual share prices, currencies and volatility matrices. For reporting purposes, they are grouped based on the primary factor (interest rate, equity, foreign exchange, credit spread and commodities).

Daily VaR (considering each factor of interest rate risk, foreign exchange rate risk and equity price risk individually) were as set forth below.

Interest Rate Risk, Foreign Exchange Rate Risk and Equity Price Risk

Million euros

		December 31, 2015
	December 31, 2014	Low	Average	High	Period End
Interest Rate Risk
Trading	10.5	9.7	14.9	28.3	12.7
Non-Trading	493.6	250.5	350.0	775.7	264.2
Diversification Effect	-10.4	-9.6	-14.6	-27.8	-12.4

TOTAL	493.7	250.7	350.4	776.2	264.5
Exchange Rate Risk
Trading	2.9	1.6	4.5	15.2	2.6
Non-Trading	533.8	428.7	634.7	908.6	657.1
Diversification Effect	-2.9	-1.6	-4.5	-15.0	-2.6

TOTAL	533.8	428.8	634.7	908.7	657.1
Equity Price Risk
Trading	1.8	1.0	1.9	3.8	1.1
Non-Trading	208.5	208.1	223.2	241.8	208.1
Diversification Effect	-1.7	-1.0	-1.9	-3.8	-1.1

TOTAL	208.5	208.1	223.2	241.9	208.1

The Group’s daily VaR estimates by activity were as set forth below.

VaR by Activity

Million euros

		December 31, 2015
	December 31, 2014	Low	Average	High	Period End
Trading
Interest Rate	10.5	9.7	14.9	28.3	12.7
Exchange Rate	2.9	1.6	4.5	15.2	2.6
Equity	1.8	1.0	1.9	3.8	1.1
Credit Spread	4.6	1.9	5.2	13.7	2.9
Commodities	0.1	0.0	0.2	0.6	0.1

TOTAL	10.5	10.3	15.6	31.0	13.6

Non-Trading Interest Rate
Interest Rate	493.6	250.5	350.0	775.7	264.2

Non-Trading Foreign Exchange
Exchange Rate	533.8	428.7	634.7	908.6	657.1

Non-Trading Equity
Equity	208.5	208.1	223.2	241.8	208.1

TOTAL	806.5	568.6	703.9	900.0	707.1

Interest Rate	493.7	250.7	350.4	776.2	264.5
Exchange Rate	533.8	428.8	634.7	908.7	657.1
Equity	208.5	208.1	223.2	241.9	208.1

2. Methodologies

2.1 Structural interest rate risk

The Group analyses the sensitivity of its net interest income and equity value to changes in interest rates. This sensitivity arises from gaps in maturity dates and the review of interest rates in the different asset and liability items.

The financial measures to adjust the positioning to that desired by the Group are agreed on the basis of the positioning of balance sheet interest rates, as well as the situation and outlook for the market. These measures range from taking positions in markets to defining the interest rate features of commercial products.

The metrics used by the Group to control interest rate risk in these activities are the repricing gap, the sensitivity of net interest income and of equity value to changes in interest rate levels, the duration of equity and Value at Risk (VaR), for the purposes of calculating economic capital.

With regard to the regulatory approach, in June 2015 the Basel Committee issued a consultative document on structural interest rate risk29 proposing changes to the regulatory capital treatment and supervision of this risk in order to help ensure that banks have appropriate capital to cover potential losses from exposures to changes in interest rates and to limit incentives for capital arbitrage between the trading book and the banking book.

[29]	“Interest rate risk in the banking book” (consultative document of the Basel Committee on Banking Supervision, June 2015).

Interest rate gap of assets and liabilities

This is the basic concept for identifying the entity’s interest rate risk profile and measuring the difference between the volume of sensitive assets and liabilities on and off the balance sheet that reprice (i.e. that mature or are subject to rate revisions) at certain times (buckets). This provides an immediate approximation of the sensitivity of the entity’s balance sheet and its net interest income and equity value to changes in interest rates.

Net interest income (NII) sensitivity

This is a key measure of the profitability of balance sheet management. It is calculated as the difference in the net interest income resulting from a parallel movement in interest rates over a particular period. The standard period for measuring net interest income sensitivity is one year.

Economic value of equity (EVE) sensitivity

This measures the interest rate risk implicit in equity value - which for the purposes of interest rate risk is defined as the difference between the net current value of assets and the net current value of liabilities outstanding - based on the impact that a change in interest rates would have on these values.

Treatment of liabilities without defined maturity

In the corporate model, the total volume of the balances of accounts without maturity is divided between stable and unstable balances. This separation between stable and unstable balances is obtained from a model that is based on the relation between balances and their own moving averages.

From this simplified model, the monthly cash flows are obtained and used to calculate NII and EVE sensitivities.

The model requires a variety of inputs:

•	Parameters inherent in the product.

•	Performance parameters of the client (in this case analysis of historic data is combined with the expert business view).

•	Market data.

•	Historic data of the portfolio.

Pre-payment treatment for certain assets

The pre-payment issue mainly affects fixed-rate mortgages in units where the relevant interest rate curves for the balance sheet are at low levels. This risk is modelled in these units, and this can also be applied, with some modifications, to assets without defined maturity (credit card businesses and similar).

The usual techniques used to value options cannot be applied directly because of the complexity of the factors that determine borrower pre-payments. As a result, the models for assessing options must be combined with empirical statistical models that seek to capture pre-payment performance. Some of the factors conditioning this performance are:

•	Interest rate: the differential between the fixed rate on the mortgage and the market rate at which it could be refinanced, net of cancellation and opening costs;

•	Seasoning: pre-payment tends to be low at the start of the instruments life cycle (signing of the contract) and grow and stabilize as time passes;

•	Seasonality: redemptions or early cancellations tend to take place at specific dates;

•	Burnout: decreasing trend in the speed of pre-payment as the instrument’s maturity approaches, which includes:

a) Age: defines low rates of pre-payment.

b) Cash pooling: defines as more stable those loans that have already overcome various waves of interest rate falls. In other words, when a portfolio of loans has passed one or more cycles of downward rates and thus high levels of pre-payment, the “surviving” loans have a significantly lower pre-payment probability.

c) Others: geographic mobility, demographic, social and available income factors, etc.

The series of econometric relations that seek to capture the impact of all these factors is the probability of pre-payment of a loan or pool of loans and is denominated the pre-payment model.

Value at Risk (VaR)

For balance sheet activity and investment portfolios, this is defined as the 99% percentile of the distribution function of losses in equity value, calculated based on the current market value of positions and returns over the last two years, at a particular level of statistical confidence over a certain time horizon. As with trading portfolios, a time frame of two years or at least 520 days from the reference date of the VaR calculation is used.

2.2	Structural exchange rate risk/hedging of results

These activities are monitored via position measurements, VaR and results, on a daily basis.

2.3	Structural equity risk

These activities are monitored via position measurements, VaR and results, on a monthly basis.

3.	System for controlling limits

As already stated for the market risk of trading, under the framework of the annual limits plan, limits are set for balance sheet structural risks, responding to Grupo Santander’s risk appetite level.

The main ones are:

Balance sheet structural interest rate risk:

•	Limit on the sensitivity of net interest income to one year.

•	Limit on the sensitivity of economic value of equity.

Structural exchange rate risk:

•	Net position in each currency (for hedging positions of results).

In the event of exceeding one of these limits or their sub limits, the relevant risk management executives must explain the reasons and facilitate the measures to correct it.

D. Pension and actuarial risks

1. Pension risk

When managing the pension fund risks of employees (defined benefit), the Group assumes the financial, market, credit and liquidity risks it incurs for the assets and investment of the fund, as well as the actuarial risks derived from the liabilities, and the responsibilities for pensions to its employees.

The Group’s objective in the sphere of controlling and managing pension risk focuses on identifying, measuring, monitoring, mitigating and communicating this risk. The Group’s priority is thus to identify and mitigate all the focuses of risk.

This is why the methodology used by Grupo Santander estimates every year the combined losses in assets and liabilities in a defined stress scenario from changes in interest rates, inflation, stocks markets and properties, as well as credit and operational risk.

Main figures

The main figures for the pension funds of employees with defined benefit plans are set out in note 25 of our consolidated financial statements, including the details and movements of provisions for pensions, as well as the main hypotheses used to calculate the actuarial risk and the risk of the fund, changes in the value of assets and liabilities and details of the investment portfolios assigned to them.

The investor profile of the aggregated portfolio of employees’ pension funds is medium-low risk, as around 65% of the total portfolio is invested in fixed-income assets, as set out in the following chart.

*	Includes positions in hedge funds, private equity and derivatives Figures as of 31 December 2015

2. Actuarial risk

Actuarial risk is produced by biometric changes in the life expectancy of those with life insurance, from the unexpected increase in the indemnity envisaged in non-life insurance and, in any case, from unexpected changes in the performance of insurance takers in the exercise of the options envisaged in the contracts.

The following are actuarial risks:

Risk of life liability: risk of loss in the value of life insurance liabilities caused by fluctuations in risk factors that affect these liabilities:

i. Mortality/longevity risk: risk of loss from movements in the value of the liabilities deriving from changes in the estimation of the probability of death/survival of those insured.

ii. Morbidity risk: risk of the loss from movements in the value of the liabilities deriving from changes in estimating the probability of disability/incapacity of those insured.

iii. Redemption/fall risk: risk of loss from movements in the value of the liabilities as a result of the early cancellation of the contract, of changes in the exercise of the right of redemption by the insurance holders, as well as options of extraordinary contribution and/or suspending contributions.

iv. Risk of costs: risk of loss from changes in the value of the liabilities derived from negative variances in envisaged costs.

v. Catastrophe risk: losses caused by catastrophic events that increase the entity’s life liability.

Risk of non-life liability: risk of loss from the change in the value of the non-life insurance liability caused by fluctuations in risk factors that affect these liabilities:

i. Premium risk: loss derived from the insufficiency of premiums to cover the disasters that might occur.

ii. Reserve risk: loss derived from the insufficiency of reserves for disasters, already incurred but not settled, including costs from management of these disasters.

iii. Catastrophe risk: losses caused by catastrophic events that increase the entity’s non-life liability.

Main figures

In the case of Grupo Santander, actuarial risk embraces the activity of the Group’s fully-owned subsidiaries, which are subject not only to risk of an actuarial nature, but whose activity is also impacted by the other financial, non-financial and transversal risks defined by the Group.

As of December 31, 2015, the volume of assets managed by the companies in Spain and Portugal that belong 100% to Grupo Santander amounted to €25,956 million, of which €21,444 million relates directly to commitments with insurance holders, as follows:

•	€14,663 million are commitments guaranteed (wholly or partly) by the companies themselves.

•	€6,781 million are commitments where the risks are assumed by the insurance holders.

Part 5. Liquidity and funding risk

1. Introduction to the treatment of liquidity and funding risk

Liquidity and funding management has always been a basic element of the Group’s business strategy and a fundamental cornerstone, together with capital, on which the strength of its balance sheet rests.

The Group relies on a decentralized funding model composed of subsidiaries that are autonomous and self-sufficient in terms of liquidity. Each subsidiary is responsible for covering the liquidity needs arising from its current and future activity, either by taking deposits from its customers in its area of influence, or by resorting to the wholesale markets where it operates, subject to management and supervision procedures coordinated at Group level.

This funding structure has proven to be most effective in situations of high market stress as it prevents difficulties in one area from affecting funding capacity in other areas and, therefore, the Group as a whole, which could occur if a centralized funding model were used.

In addition, at the Group this funding structure benefits from the advantages of having a commercial banking model with a significant presence in ten markets with great potential, with the focus on retail customers and a high level of efficiency. As a result, the subsidiaries have a considerable capacity to attract stable deposits, as well as a significant issue capacity in the wholesale markets of their respective countries, generally in local currency.

2. Liquidity management

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

2.1. Organizational and governance model

Decisions relating to all structural risks, including liquidity and funding risk, are made though local asset-liability committees (ALCOs) in coordination with the Global ALCO.

The Global ALCO is the body empowered by the board of directors of Banco Santander to coordinate the asset and liability management (ALM) function throughout the Group, including the management of liquidity and funding, which is carried out by the local ALCOs in accordance with the corporate ALM framework.

It is presided over by the Bank’s chair and its members are an executive deputy chairman (who, in turn, is the chairman of the executive risk committee), the CEO, the finance and risk executive vice presidents, and other executive vice presidents and heads of certain business and analysis units who perform advisory functions.

The liquidity risk profile and appetite aim to reflect the Group’s strategy in conducting its business, which consists of structuring the balance sheet to render it as resilient as possible to potential liquidity stress scenarios. To this end, appetite metrics have been structured to reflect the application, on an individual basis, of the principles of the Group’s management model, with specific levels for the structural funding ratio and minimum liquidity horizons under various stress scenarios.

Simultaneously, various scenario analyses are conducted considering the additional liquidity needs that could arise if certain very severe but highly unlikely events occur.

2.2. Balance sheet analysis and liquidity risk measurement

Liquidity and funding decision-making is based on a thorough understanding of the Group’s current situation (environment, strategy, balance sheet and liquidity position), of the future liquidity needs of the various units and businesses (liquidity projection) and of the accessibility and situation of the funding sources in wholesale markets.

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

All these measures are in line with the practices being promoted to strengthen the liquidity of financial institutions by the Basel Committee and the various regulators (in the European Union, the European Banking Authority). The objective is to define a framework of principles and metrics which, in certain cases, are nearing implementation and, in others, are at the early stages of development.

In 2015 the Internal Liquidity Adequacy Assessment Process (ILAAP) was conducted for the first time. The ILAAP, which focuses on both quantitative and qualitative aspects, must be integrated with the Group’s other strategic and risk management processes. The Group maintained a robust liquidity position across all its units, in both the base scenario and potential stress scenarios.

Methodology for liquidity risk monitoring and control

The aims of the liquidity risk metrics adopted by the Group are:

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

Liquidity gap

The liquidity gap provides information on potential cash inflows and outflows -both contractual and those estimated using assumptions- for a given period. Liquidity gap analyses are prepared for each of the main entities and for each of the currencies in which the Group operates. At the end of 2015, all units complied comfortably with the horizons set at corporate level for the liquidity scenario.

Net structural position

The purpose of this metric is to determine the reasonableness of the balance-sheet funding structure. The Group’s aim is to ensure that its structural needs (lending, non-current assets, etc.) are satisfied by means of an appropriate combination of wholesale funding sources and a stable retail customer base, as well as capital and other non-current liabilities. Each unit prepares its liquidity balance sheet based on the nature of its business and compares its liquidity needs with the various funding sources available to it. At the end of 2015, the Group had a structural liquidity surplus of more than €149,000 million.

Scenario analysis

The Group supplements the aforementioned metrics by developing various stress scenarios. Its main objective is to identify the critical factors of potential crises and, at the same time, to define the most appropriate management measures to address each of the situations assessed.

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

The definition of scenarios and the calculation of metrics under each of them are directly related to the definition and execution of the liquidity contingency plan, which is the responsibility of financial management.

2.3. Management tailored to business needs

The Group performs its liquidity management at subsidiary and/or business unit level in order to finance its recurring activities with the appropriate terms and prices.

In practice, in keeping with the funding principles mentioned above, the liquidity management at these units consists of the following:

•	Preparation of a liquidity plan each year on the basis of the funding needs arising from the budgets of each business. Based on these liquidity requirements and taking into account certain prudential limits on the raising of funds in the short-term markets, the financial management area establishes an issue and securitization plan for the year at subsidiary/global business level.

•	Year-round monitoring of the actual changes in the balance sheets and in the funding requirements of the subsidiaries/businesses, which results in the relevant updates of the plan.

•	Monitoring and management of the units’ compliance with the regulatory ratios, and oversight of the level of encumbered assets in each unit’s funding, from a structural standpoint and with regard to its shortest-term component.

•	Continuous active presence in a wide range of wholesale funding markets, enabling the Group to maintain an adequate issue structure that is diversified in terms of product type and has a conservative average maturity.

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

Traditionally, the Group’s main subsidiaries have been self-sufficient in terms of their structural funding. The exception is Santander Consumer Finance (SCF), which, because it specializes in consumer financing mainly through dealer/retailer recommendations, has required the financial support of other Group units, especially the Parent.

This support, at all times provided at market prices based on the term of the funding and the internal rating of the borrower unit, has decreased over time and currently relates substantially in full to needs with regard to the new portfolios and business units included in SCF within the framework of the agreement with Banque PSA Finance. This requirement for increased financial support from the Group will remain in 2016, since further units have yet to be included. In the medium term, as the new units develop their own wholesale funding capacities, as required by the Group’s model, this financial support will be reduced.

3. Funding strategy and evolution of liquidity in 2015

3.1. Funding strategy

In the last few years the Group’s funding activity has been underpinned by the extension of the management model to all Group subsidiaries, including recent acquisitions, and, above all, by the adaptation of the subsidiaries’ strategies to the growing demands of both markets and regulators. These demands were not uniform across the markets and reached far higher levels of difficulty and pressure in certain areas, such as the peripheral regions of Europe.

In any case, it is possible to identify a series of general trends in the policies implemented by the Group’s subsidiaries in their funding and liquidity management strategies since the beginning of the crisis, namely:

•	Maintenance of adequate, stable medium- and long-term wholesale funding levels at Group level. At 2015 year-end, this funding represented 21% of the liquidity balance sheet, a level similar to that of recent years but well below that at 2008 year-end (28%) when wholesale liquidity, which was more abundant and less expensive, had not yet suffered the pressures of the crisis.

•	Holding a sufficient volume of assets eligible for discount at central banks as part of the liquidity reserve to cater for episodes of stress on wholesale markets. In particular, in recent years the Group has raised its total discount capacity significantly, from close to €85,000 million at 2008 year-end to the current level of more than €195,000 million.

•	Strong generation of liquidity from the commercial business due to the lower growth of credit and greater emphasis on attracting customer funds.

Thanks to all these market and business developments, based on a sound liquidity management model, the Group currently enjoys a very robust funding structure, the main features of which are as follows:

•	High proportion of customer deposits in a predominantly commercial balance sheet. Customer deposits are the Group’s major source of funding. These deposits represent around two thirds of the Group’s net liabilities (i.e. of the liquidity balance sheet) and at the end of 2015 they accounted for 86% of net loans.

•	Diversified wholesale funding, primarily at medium and long term, with a very small proportion maturing in the short term. Medium- and long-term wholesale funding represents 21% of the Group’s net liabilities and enables it to cater for the net loans not funded with customer deposits (the commercial gap).

This funding is well-balanced by type of instrument (approximately 40% senior debt, 30% securitizations and structured instruments with collateral, 20% cédula-type covered bonds, with the remainder consisting of preference shares and subordinated debt) and by market: the markets with a greater proportion of issues are the ones where investment activity is higher.

3.2. Evolution of liquidity in 2015

At the end of 2015, in comparison with 2014, the Group reported:

•	A stable ratio of loans to net assets (total assets less trading derivatives and interbank balances) at 75% due to the improvement in lending following the end of deleveraging in mature markets.

•	A loan-to-deposit (LTD) ratio of 116%. This trend reflects the recovery of credit in mature markets, both organic and inorganic (acquisition of consumer finance businesses in Europe), and the increased focus on optimizing the cost of retail deposits in countries with low interest rates.

•	A decline in the ratio of customer deposits plus medium- and long-term funding to loans, for reasons similar to those for the trend in the LTD ratio, since the increase in the wholesale funds raised at the Group is also lower than that in loans.

•	A continuing limited recourse to short-term wholesale funding at the Group. The ratio of this funding stood at around 2%.

•	Lastly, an increase in the Group’s structural surplus (i.e. the excess of structural funding resources -deposits, medium- and long-term funding, and capital- over structural liquidity requirements -non-current assets and loans-), which had an average balance of €159,000 million in 2015.

Early compliance with regulatory ratios

As part of its liquidity management model, in recent years the Group has been managing the implementation, monitoring and early compliance with the new liquidity requirements set by international financial legislation.

LCR (Liquidity Coverage Ratio)

In 2014, following the approval by the Basel Committee of the final definition of the short-term liquidity coverage ratio (LCR), the delegated act of the European Commission was adopted which, within the scope of the CRD IV, defines the criteria for calculating and implementing this metric in the European Union. The implementation has been delayed until October 2015, although the level of initial compliance remains at 60%, which should gradually increase to 100% by 2018.

The starting position in short-term liquidity, coupled with the autonomous management of the ratio in all major units, has enabled compliance levels exceeding 100% to be maintained throughout 2015, thereby surpassing regulatory requirements.

NSFR (Net Stable Funding Ratio)

The final definition of the net stable funding ratio was approved by the Basel Committee in October 2014, and it has still to be transposed into local legislation.

In relation to this ratio, the Group benefits from a high weighting of customer deposits, which are more stable, from long-term liquidity needs arising from the commercial activity funded by medium- and long-term instruments, and from limited recourse to short term. All of this enables the Group to maintain a balanced liquidity structure, which is reflected in NSFR levels exceeding 100% at 2015 year-end, although compliance will not be required until 2018.

Asset encumbrance

It is important to note the Group’s moderate use of assets as collateral for structural balance-sheet funding sources. Following the guidelines laid down by the European Banking Authority (EBA) in 2014, the concept of asset encumbrance includes both on-balance-sheet assets provided as collateral in transactions to obtain liquidity and off-balance-sheet assets that have been received and re-used for the same purpose, as well as other assets associated with liabilities for reasons other than funding.

The reported Group information as required by the EBA at 2015 year-end is as follows:

On-balance-sheet encumbered assets

Billions of euros	Carrying amount of encumbered assets	Carrying amount of non- encumbered assets
Assets	323.3	1,017.0
Loans and advances	217.8	725.9
Equity instruments	13.2	10.5
Debt securities	74.6	105.5
Other assets	17.7	175.1

Encumbrance of collateral received

Billions of euros	Fair value of encumbered collateral received or own debt securities issued	Fair value of collateral received or own debt securities issued available for encumbrance
Collateral received	44.9	52.0
Credits and loans	1.2	—
Equity instruments	0.9	1.7
Debt securities	42.8	45.1
Other collateral received	—	5.2
Own debt securities issued other than own covered bonds or ABSs	—	5.6

Encumbered assets and collateral received and matching liabilities

Billions of euros	Matching liabilities, contingent liabilities or securities lent	Assets, collateral received and own debt securities issued other than covered bonds and ABSs encumbered
Total sources of encumbrance (carrying amount)	302.6	368.3

On-balance-sheet encumbered assets amounted to €323.3 billion, more than two-thirds of which are loans (mortgage loans, corporate loans, etc.). Off-balance-sheet encumbered assets amounted to €44.9 billion, relating mostly to debt securities received as collateral in asset purchase transactions and re-used as reverse repo. Taken together, these two categories represent a total of €368.3 billion of encumbered assets, which give rise to €302.6 billion of matching liabilities.

At December 31, 2015, total assets encumbered in funding transactions represented 26% of the Group’s expanded balance sheet under EBA standards (total assets plus collateral received: €1,437 billion at December 2015).

Therefore, the ratio of encumbered assets in funding transactions remained at the same level as in 2014: the Group’s recourse to TLTROs in 2015 was offset by the maturity of secured debt (mainly mortgage-backed securities) that has been replaced by unsecured debt.

Lastly, regard should be had to the different sources of encumbrance and the role they play in the Group’s funding:

•	44% of total encumbered assets relate to collateral provided in medium- and long-term financing transactions (with residual maturity of more than one year) to fund the commercial balance-sheet activity. This places the level of asset encumbrance in “structural” funding transactions at 11% of the expanded balance sheet under EBA standards.

•	The other 56% relate to transactions in the short-term market (with residual maturity of less than one year) or to collateral provided in derivative transactions whose purpose is not to fund the ordinary business activity but rather to ensure efficient short-term liquidity management.

Part 6. Operational risk

1. Definition and objectives

Following the Basel guidelines, the Group defines operational risk (OR) as “the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events”.

Operational risk is inherent in all products, activities, processes and systems, and is generated in all business and support areas; accordingly, all employees are responsible for managing and controlling the risks arising in their area of activity.

The aim pursued by the Group in operational risk control and management is primarily to identify, measure/assess, monitor, control, mitigate and report this risk.

The Group’s priority, therefore, is to identify and mitigate any clusters of operational risk, irrespective of whether or not they have given rise to any losses. Measurement of this risk also contributes to the establishment of priorities in operational risk management.

For the purpose of calculating regulatory capital for operational risk, the Group has been applying the standardized approach provided for under the European Capital Requirements Directive.

2. Operational risk management and control model

2.1. Operational risk management cycle

The operational risk management and control model includes the following phases:

•	Identification of the operational risk inherent in all the Group’s activities, products, processes and systems.

•	Definition of the target operational risk profile, specifying the strategies by unit and time horizon, through the establishment of the operational risk appetite and tolerance, the annual loss budget and the monitoring thereof.

•	Encouragement of the involvement of all employees in the operational risk culture, through appropriate training for all areas and levels of the organization.

•	Objective and ongoing measurement and assessment of operational risk, consistent with the industry and regulatory standards (Basel, Bank of Spain, etc.).

•	Continuous monitoring of operational risk exposures, implementation of control procedures, improvement of the internal control environment and mitigation of losses.

•	Establishment of mitigation measures to eliminate or minimize operational risk.

•	Preparation of periodic reports on the exposure to operational risk and its level of control for senior management and the Group’s areas/units, and reporting to the market and the regulatory authorities.

•	Definition and implementation of the methodology required for the internal calculation of capital in terms of expected and unexpected loss.

The following is required for each of the key processes indicated above:

•	Definition and implementation of systems enabling the Group to monitor and control operational risk exposures. These systems are integrated into the Group’s daily management, using the current technology and maximizing the automation of applications.

•	Definition and documentation of operational risk management and control policies and implementation of the related methodologies and tools consistent with current regulations and best practices.

2.2. Risk identification, measurement and assessment model

In order to identify, measure and assess operational risk, the Group defined a set of quantitative and qualitative corporate techniques/tools that are combined to perform a diagnosis based on the identified risks and obtain a valuation through the measurement/assessment of the area/unit.

The quantitative analysis of this risk is carried out mainly using tools that record and quantify the potential level of losses associated with operational risk events.

The tools defined for the qualitative analysis aim to assess aspects (coverage/exposure) linked to the risk profile, thereby making it possible to capture the control environment in place.

2.3. Operational risk information system

The Group has a corporate information system that supports the operational risk management tools and facilitates the information and reporting functions and requirements at local and corporate level.

This system features event recording, risk mapping, assessment, indicator, mitigation and reporting modules, and is applicable to all the Group entities.

3. Mitigation measures

The model requires the Group to monitor the mitigation measures established in response to the main sources of risk, which were identified through an analysis of the tools used in managing operational risk, and as a result of the organizational and development model and the preventive implementation of operational risk management and control policies and procedures.

The Group’s model integrates the measures in a shared database, which makes it possible to assign each mitigating measure to the various tools used (events, indicators, self-assessment, scenarios, recommendations and preventive policies).

The most significant mitigation measures have focused on the improvement of security for customers in their day-to-day transactions, the management of external fraud, the ongoing improvement of processes and technology, and on taking steps to ensure that products are sold and services are provided in an appropriate manner.

Cybersecurity and data security plans

In 2015 the Group continued to devote its full attention to cybersecurity-related risks, which affect all types of companies and institutions, including those in the financial sector.

This situation, which is generating concern among entities and regulators, is prompting the adoption of preventive measures in order to be prepared for cyberattacks.

In order to step up and supplement the actions already in progress, the Group has prepared the Santander cyber-security program, which stipulates: i) a governance integrating the three lines of defense; ii) a cyber resilience-oriented line of action envisaging measures in the areas of identification, prevention, protection, detection and reaction; iii) aspects of cybersecurity with an impact on training, access control and segregation of functions, as well as secure software development; and iv) initiatives for organizational reinforcement.

Inspired by international standards, the Group has developed its internal cybersecurity reference model, endowing it with certain maturity concepts. At the same time, it has continued to implement the cybersecurity master plans at the various Group entities, achieving the following noteworthy milestones:

•	Specific budgetary allocations for the improvement of mechanisms to protect against cybersecurity problems at the Group’s various entities and geographical locations.

•	Arrangement of a corporate-wide cyber insurance policy.

•	Improvement of the security monitoring services and extension of their scope.

•	Participation in the numerous cyber exercises conducted at various Group locations, aimed at evaluating the response of companies to cyber incidents.

•	Cooperation with international forums with the objective of identifying best practices and sharing information about threats.

4. Business continuity plan

The Group has a business continuity management system to ensure the continuity of the business processes of its entities in the event of a disaster or serious incident.

This basic objective consists of the following:

•	Minimizing possible injury to persons, as well as adverse financial and business impacts for the Group, resulting from an interruption of normal business operations.

•	Reducing the operational effects of a disaster by supplying a series of pre-defined, flexible guidelines and procedures to be employed in order to resume and recover processes.

•	Resuming time-sensitive business operations and associated support functions, in order to achieve business continuity, stable earnings and planned growth.

•	Protecting the public image of, and confidence in, the Group.

•	Meeting the Group’s obligations to its employees, customers, shareholders and other third-party stakeholders.

In 2015 the Group continued to make progress in the implementation and ongoing improvement of its business continuity management system. Implementation of the three lines of defense with regard to business continuity was reinforced and the newly-created businesses and divisions were included in the scope of management.

5. Other matters relating to operational risk control and monitoring

Analysis and monitoring of controls in market operations

In view of the specific features and complexity of financial markets, the Group continually improves its operational control procedures in order to remain in line with new regulations and best market practices. Thus, in 2015, further improvements were made to the control model for this business, placing particular emphasis on the following points:

•	Analysis of the individual transactions of each treasury operator to detect any possible anomalous conduct. In the course of the year, the thresholds applied for each of the controls were reviewed, together with the other control areas, and, as a new feature, specific limits were introduced for each desk.

•	Implementation of a new tool enabling compliance with new record-keeping requirements in monitoring communication channels adapted to the new regulations.

•	Tightening of controls on transaction cancellations and modifications, and calculation of the actual cost of such events if they are due to operational errors.

•	Reinforcement of controls on contributions of prices to market indices.

•	Development of additional controls to detect and prevent irregular transactions (such as, for example, the establishment of controls on triangular transactions).

•	Development of additional controls on access to front-office transaction record-keeping systems (for example, for the purpose of detecting shared users).

•	Adaptation of existing controls and development of new controls to comply with Volcker Rule requirements.

•	Formalization of IT procedures, tools and systems for cybersecurity risk protection, prevention and training.

The financial market business is also undergoing a global transformation and evolution of the operational risk management model, combined with a modernization of the technology platforms and operating processes which, incorporating a robust control model, will reduce the operational risk associated with this activity.

Corporate information

The operational risk function has an operational risk management information system that provides data on the Group’s main risk elements. The information available from each country/unit in the operational risk sphere is consolidated to obtain a global view with the following features:

•	Two levels of information: one corporate, with consolidated information, and the other individualized for each country/unit.

•	Dissemination of best practices among the Group’s countries/units, obtained from the combined study of the results of qualitative and quantitative analyses of operational risk.

This information acts as the basis for meeting reporting requirements vis-à-vis the risk control committee, the risk, regulation and compliance oversight committee, the operational risk committee, senior management, regulators, rating agencies, etc.

The role of insurance in operational risk management

The Group considers insurance as a key factor in operational risk management. 2015 saw the reinforcement of the common guidelines for coordinating the various functions involved in the management cycle for operational risk-mitigating insurance, mainly the areas of proprietary insurance and operational risk control, but also the various front-line risk management areas, based on the procedure designed in 2014.

These guidelines included most notably the following activities:

•	Identification of all risks at the Group which could be covered by insurance, as well as new insurance cover for risks already identified in the market.

•	Establishment and implementation of methods for quantifying insurable risk, based on loss analysis and loss scenarios that make it possible to determine the Group’s level of exposure to each risk.

•	Analysis of the cover available in the insurance market, as well as preliminary design of the terms and conditions that best suit the requirements previously identified and evaluated.

•	Technical assessment of the level of protection provided by a policy, and of the cost and retention levels that the Group will assume (excesses and other items to be borne by the insured), for the purpose of deciding whether to arrange it.

•	Negotiation with insurance providers and award of policies in accordance with the relevant procedures established by the Group.

•	Monitoring of claims reported under the policies, as well as those not reported or not recovered due to incorrect reporting, establishing action protocols and specific monitoring forums.

•	Analysis of the appropriateness of the Group’s policies for the risks covered, taking the necessary measures to correct any deficiencies detected.

•	Close cooperation between local operational risk officers and local insurance coordinators in order to enhance operational risk mitigation.

•	Active involvement of the two areas in the global insurance sourcing desk (the Group’s highest technical body for the definition of insurance cover and arrangement strategies), in the insured risk monitoring forum and in the corporate operational risk committee.

Part 7. Compliance and conduct risk

1. Scope, mission, definitions and objective

The compliance function encompasses all matters relating to regulatory compliance, the prevention of money laundering and terrorist financing, product governance and consumer protection, and reputational risk.

To this end, the compliance function promotes adherence by the Group to the rules, oversight requirements, principles and values of good conduct by establishing standards, holding debates and providing advice and information in the interest of employees, customers, shareholders and society in general.

Based on the current corporate arrangement of the Group’s three lines of defense, the compliance function is a second-line independent control function with direct access to the board of directors and its committees through the Group Chief Compliance Officer (GCCO), who has access to these bodies on a regular and independent basis. This structure is in line with banking regulatory requirements and supervisory expectations.
Compliance risks are defined as including the following:

•	Compliance risk: the risk arising from non-compliance with the legal framework, internal rules or the requirements of regulators and supervisors.

•	Conduct risk: the risk caused by inappropriate practices vis-à-vis the Bank’s relationship with its customers, the treatment and products offered to customers, and their suitability for each particular customer.

•	Reputational risk: the risk arising from negative perception of the Bank on the part of public opinion, its customers, investors or any other stakeholder.

The Group’s objective regarding compliance and conduct risk is to minimize the likelihood of non-compliance and irregularities occurring and to ensure that, should they ultimately occur, they are promptly identified, assessed, reported and resolved.

Other control functions (risk) and support functions (legal, T&O, etc.) are also involved in the control of the aforementioned risks.

2. Control and supervision of compliance risks

Based on the arrangement of the Group’s lines of defense, in particular within the compliance function, primary responsibility for managing compliance risks is shared, in the first line of defense, by the business units directly originating those risks and the compliance function, acting either directly or by assigning compliance activities or tasks to that first line.

Furthermore, as the second line of defense, in its control and oversight capacity, the compliance function is charged with establishing, encouraging and achieving adherence by the units to the uniform frameworks, policies and standards in place across the Group. To this end, a set of controls is established, the application of which is monitored and verified.

In the sphere of compliance, the GCCO is responsible for reporting to the governing and managing bodies, and also for advising and informing senior management about compliance matters and for fostering a compliance culture, within the framework of an annual program, the effectiveness of which is assessed on a regular basis. In addition to the foregoing, the deputy chairman in charge of risk and the CRO also report to the governing and managing bodies on all the Group’s risks, including compliance risks.

The compliance function provides the basic components for the management of these risks (frameworks and policies for anti-money laundering measures, codes of conduct, product marketing, reputational risk, etc.) and ensures that the other components are duly addressed by the corresponding Group units (responsible financing, data protection, customer claims, etc.), for which purpose it has established the appropriate control and supervision systems, within the second line of defense against compliance risk.

Also, internal audit - as part of its functions in the third line of defense - conducts the tests and reviews required to check that the appropriate supervision controls and components are applied, and that the standards and procedures established at the Group are being complied with.

The essential components of compliance risk management are based on resolutions adopted by the board of directors, as the highest authority for such matters, through the approval of corporate frameworks - which regulate the relevant matters - and the Group’s general code of conduct. These frameworks are approved at corporate level by Banco Santander, S.A. as the Parent of the Group, and are subsequently approved by the units, by way of their adherence thereto, for the purpose of transposing them, taking into account any applicable local requirements.

The corporate frameworks for the compliance function are as follows:

•	General compliance framework.

•	Product and service marketing framework.

•	Claims management framework.

•	Framework for the prevention of money laundering and of terrorist financing.

These corporate frameworks are developed within the sphere of the Group’s internal governance and are in keeping with the parent-subsidiaries relationship model.

For its part, the general code of conduct contains the rules of behavior and ethical principles that must govern the actions of all Group employees and is supplemented in certain matters by the rules contained in other codes and the related internal implementing regulations.

Also, the code establishes:

•	The functions and responsibilities relating to the compliance matters addressed by it.

•	The rules regulating the consequences of failure to observe the code.

•	The channel for submitting and processing notifications of allegedly irregular actions.

The regulatory compliance function, under the supervision of the risk, regulation and compliance oversight committee (CSRRC) and the regulatory compliance committee, is responsible for ensuring the effective implementation and monitoring of the general code of conduct.

3. Governance and organizational model

It is the responsibility of the board of directors of the Bank, as part of its general supervisory function, to approve the appointment of the person ultimately responsible for the compliance function (the GCCO), as well as for its framework and its development policies. In addition, the board is in charge of the Group’s general code of conduct and the corporate frameworks developed by the compliance function.

In order to reinforce the independence of compliance, the executive committee of the board of directors resolved to appoint an executive vice president to the position of GCCO. In this connection, pursuant to the GCCO’s mandate, in 2015 a program was developed for the transformation of the compliance function at global level, namely the target operating model for compliance (TOM), which will be implemented over a three-year time horizon, with the aim of elevating this function to place it on a par with the best standards in the financial services industry.

The compliance function reports to the board of directors and its committees on a monthly basis.

Also worthy of mention is the appropriate coordination in place with the operational risk function, which compiles the various loss events arising from compliance and conduct risks and which, using a risk governance featuring a combined view of all the Group’s risks, also reports to the board and its committees.

3.1. Governance

The corporate committees listed below are collective bodies with responsibilities in the sphere of compliance and are replicated at local level:

•	The regulatory compliance committee: this is the collective governance body for regulatory compliance, without prejudice to the responsibilities assigned to the specialist bodies currently existing in the function (namely the corporate product and service marketing committee, the monitoring committee and the committee for the prevention of money laundering and terrorist financing).

•	The product and service marketing committee: this is the collective governance body for the validation of products and services. The units are empowered to make the initial proposals and give authorization for new products and services, although such proposals and their compliance with corporate policies must be validated at corporate level. The committee’s objectives and functions are based on minimizing the improper marketing of products and services for customers, taking into account consumer protection principles. Its functions are performed at both corporate and local level.

•	The corporate monitoring committee is the Group’s collective governance body for the monitoring of products and services and the evaluation of customer claims across all the Group’s units. Approved products and services are monitored locally by the local monitoring committees or equivalent bodies, which report their conclusions directly to the corporate monitoring committee.

•	The committee for the prevention of money laundering and terrorist financing (formerly the analysis and resolution committee - CAR) is the collective body in this sphere that defines the related action frameworks, policies and general objectives. It also validates the prevention and coordination regulations of other collective bodies and units of the Group. In order to reinforce the governance of the function and safeguard its independence, the objectives and duties of the aforementioned committees have been revised, in the adaptation of TOM, to bring them into line with the Group’s governance model.

3.2. Organizational model

As a result of the aforementioned transformation program (TOM) and in order to ensure a vision and integrated management of the various compliance risks, the organizational structure of the function was modified, using a hybrid approach, so as to make the specialist compliance risks (vertical functions) converge with the standardized aggregate vision of those risks (transversal functions).

4. Regulatory compliance

The following functions are in place to ensure the proper control and supervision of regulatory compliance risks:

•	Application of the Group’s general code of conduct and the other codes and rules implementing it. Provision of advice on the resolution of any doubts arising from their application.

•	Cooperation with Internal Audit in the periodic reviews conducted by it on compliance with the general code of conduct and with the other codes and rules implementing it, without prejudice to any periodic reviews of compliance matters that have to be conducted directly.

•	Preparation (or amendment) of compliance programs on specific regulations, for submission to the regulatory compliance committee and, where appropriate, subsequent approval by the board of directors or its committees.

•	Presentation of periodic reports to the risk, regulation and compliance oversight committee (CSRRC) and to the board of directors on the development of the framework and the application of the compliance program.

•	Assessment of any changes that may need to be made to the compliance program, in particular where unregulated risk situations and improvable procedures are detected, and proposal of such changes to the regulatory compliance committee or to the CSRRC.

•	Receipt and handling of the complaints made by employees through the whistleblowing facility.

•	Direction and coordination of any investigations into breaches, with possible support from internal audit, and proposal of the appropriate penalties to the related committee.

•	Supervision of the compulsory training activity for the compliance program.

The target operating model (TOM) for compliance places the spotlight of the regulatory compliance function on the following areas:

•	Compliance in employee-related matters.

•	Compliance in organizational matters.

•	Compliance with market regulations.

•	Conduct in securities markets.

5. Product governance and consumer protection

As a result of the transformation of the compliance function into its new TOM, the former reputational risk management office was renamed as the product governance and consumer protection office. Its responsibilities were extended to bolster the adequate control and oversight of product and service marketing risks, to foster transparency and a simple, personal and fair approach to customers in order to protect their rights, and to ensure that policies and procedures take the consumers’ perspective into account. For this purpose, the functions listed below were established, based on two corporate frameworks and a set of policies that define the basic principles and rules of action in this area:

•	Frameworks:

•	Corporate marketing framework: a uniform system for the marketing of products and services, aimed at minimizing exposure to the risks and possible claims arising in all phases of the marketing process (validation, pre-sale, sale, monitoring).

•	Claims management framework: a uniform system for the systematized management of the recording, control, management and analysis of the causes of claims, based on their various types; this makes it possible to identify the reasons for customer dissatisfaction, to provide suitable solutions for each case and to improve, where appropriate, the processes that gave rise to the claims.

•	Functions:

•	To promote the adherence of the units to the above-mentioned corporate frameworks.

•	To facilitate the functions of the corporate marketing committee by guaranteeing the proper validation, prior to its launch, of any new product or service proposed by any Group subsidiary or by the Parent.

•	To safeguard the internal protection of consumers, with the aim of improving their relationships with the Group, by effectively promoting their rights and providing solutions to possible disputes, in accordance with best practices through any channel, as well as by fostering consumers’ financial knowledge. All these efforts are geared towards building lasting relationships with customers.

•	To identify, analyze and control the fiduciary risk generated by the private banking, asset management and insurance businesses and the outsourced custody services for customers’ financial instruments. Fiduciary risk is considered to be that arising from the management of financial instruments on behalf of customers.

•	To compile, analyze, and report to the Group’s governance bodies, the information required to conduct a proper analysis of product and service marketing risk and of claims risk, from a two-fold perspective: the possible impact on customers and on the Group, as well as on the monitoring of products and services throughout their life-cycle.

•	To supervise the marketing and claims management processes in place at the subsidiaries, making proposals for improvements and monitoring the mitigating actions taken for the risks detected.

6. Prevention of money laundering and of terrorist financing

The following functions are in place to ensure the proper control and supervision of risks relating to the prevention of money laundering and of terrorist financing:

•	One of the Group’s strategic objectives is to have an effective advanced system for the prevention of money laundering and terrorist financing that is constantly adapted to the latest international regulations and has the capacity to respond to the appearance of new techniques employed by criminal organizations.

•	This system is based on a corporate framework that defines the principles and basic action guidelines required to set minimum standards that the Group’s units must observe and which in addition are formulated on the basis of the principles contained in the 40 recommendations of the Financial Action Task Force (FATF) and of the obligations and stipulations of EU directives on the prevention of the use of the financial system for the purpose of money laundering and terrorist financing.

•	The local units, in their role as the first line of defense, are responsible for directing and coordinating the systems and procedures for the prevention of money laundering and terrorist financing in the countries where the Group has a presence, as well as for investigating and reporting suspect transactions and meeting the related supervisory reporting requirements. In addition, all local units have officers in charge of this function.

•	Corporate systems and processes have been set up at all Group units, based on decentralized technology systems, which make it possible to obtain locally managed information and data, as well as corporate function reporting, monitoring and control information. These systems enable the Group to take an active and preventive approach in analyzing, identifying and monitoring any transactions that could be linked to money laundering or terrorist financing activities.

•	The Group is a founder member, along with other large international banks, of the Wolfsberg Group, the objective of which is to establish international standards to increase the effectiveness of programs to combat money laundering and terrorist financing in the financial community. In this connection, various initiatives have been conducted which have addressed a number of different issues. The supervisory authorities and experts in this area consider that the Wolfsberg Group and the principles and guidelines set by it represent an important step in the fight against money laundering, corruption, terrorism and other serious crimes.

7. Reputational risk

As a result of the transformation of the compliance function in the development of the TOM, major progress has been made in the definition of the reputational risk model.

The specific nature of reputational risk, which arises from a wide variety of sources, combined with the highly variable perception of this risk, as it is understood by the various stakeholders, requires an approach and a management and control model that are unique, different from those used for other risks.

The reputational risk model is based on an eminently preventive approach, but also on effective crisis management processes.

Therefore, the Group’s intention is for reputational risk management to be integrated both in business and support activities and in internal processes, thus allowing the risk control and supervision functions to integrate it in their activities.

Also, the reputational risk model requires a comprehensive understanding, not only of the Group’s business activities and processes, but also of how it is perceived by its stakeholders (employees, customers, shareholders, investors and society in general) in its different environments. This approach requires close coordination between the management, support and control functions and the various stakeholders.

As mentioned above, reputational risk governance is one of the components of compliance governance. The compliance function reports on reputational risk to senior management, once the information on sources of reputational risk has been consolidated.

8. Compliance risk assessment model and risk appetite

The Group’s risk appetite, in relation to compliance, is set by its statement that it is not willing to accept any risks of this nature, the clear objective being to minimize any economic, regulatory or reputational impact on the Group. To this end, a uniform system is implemented across the units through the establishment of a common methodology consisting of the setting of a series of compliance risk indicators and assessment matrices prepared by each local unit.

In 2015 the corporate compliance function carried out a regulatory risk assessment exercise focusing on the main countries in which the Group operates. Each quarter the Group monitors -on a country-by-country basis- the action plans designed to mitigate any high risks arising from this risk assessment exercise.

Based on the new compliance TOM, in 2015 an exercise was also launched to establish new indicators and an initial risk assessment in the following functions: product governance and consumer protection, regulatory compliance, prevention of money laundering and terrorist financing, and reputational risk.

In order to obtain a global integrated view of all compliance risks and to ensure that these can be included, together with all the Group’s risks, in a single view, so that the board of directors may in turn have a holistic perspective of those risks, from 2015 onwards the risk assessment will be conducted on a consolidated basis.

Thus, the setting of the Group’s compliance risk appetite, the monitoring of compliance risks and the adoption of corrective measures, if necessary, will be included in a single view. All this will be achieved using methods and indicators that are shared with the risk function and, therefore, form part of the Group’s risk appetite framework. The incurred losses resulting from compliance risks are entered into the shared event database managed by the risk function, in order to facilitate a comprehensive view, as well as an integrated control and management, of non-financial risks.

The Group also intends, as part of the development of the TOM, to revise the taxonomy of the various types of compliance risk, as first-level risks, in order to clearly identify them and thus be able to respond to possible stress test exercises in the future.

Part 8. Model risk

The Group understands a model as being any metric based on a quantitative method, system or approach that provides a simplified representation of reality by applying statistical, economic, financial or mathematical techniques to process data and obtain a result based on a series of assumptions and subject to a certain degree of uncertainty. Using models makes it possible to take swifter, more objective decisions, generally supported by the analysis of large quantities of information.

The use of models invariably presents model risk, which is defined as the potential for adverse consequences, including losses, from decisions based on incorrect or misused models.

According to this definition, the sources of model risk are as follows:

•	The model itself, due to the use of incorrect or incomplete data in its construction, and due to the modelling method used and its implementation in the systems.

•	The misuse of the model.

In recent years the Group has been working on the definition, management and control of model risk. A particularly noteworthy development was the creation in 2015 of a dedicated area within its risk division. This area comprises both the former model validation team and a specific control team.

The model risk function is performed both at corporate level and at each of the main entities in which the Group is present. A control framework has been defined for this function detailing, inter alia, matters relating to organization, governance and model management and validation.

Model risk management and control are structured around the life cycle of a model, as defined by the Group:

1.- Definition of standards

The Group has defined a series of standards for the development, monitoring and validation of its models. All models used within the Group -both those developed in-house and those acquired from third parties- must meet these standards. Thus, the quality of the models used at the Group for decision-making purposes is assured.

2.- Inventory

A key component of good model risk management is a complete, exhaustive inventory of the models in use.

The Group has a centralized inventory that has been constructed using a uniform taxonomy for all the models used in the various business units. This inventory contains all the relevant information on each of the models, which permits an appropriate monitoring of the models based on their importance.

The inventory also makes it possible to perform cross data analyses (by geographical area, type of model, materiality, etc.), thus facilitating the taking of strategic decisions in relation to the models.

3.- Planning

This phase features the participation of all those involved in the life-cycle of the model (users, developers, validators, data providers, technology personnel, etc.), who agree upon and set the relevant priorities.

Model planning is performed annually at each of the Group’s main units and is approved by the local governance bodies and endorsed at corporate level.

4.- Compilation of information

As indicated above, the data used in the construction of a model constitute one of the potential sources of model risk. These data must be reliable, complete and have sufficient historical depth to guarantee the suitability of the model developed.

The Group has teams that specialize in providing model construction data that have previously been certified by the data owners.

5.- Development

This is the phase in which the model is constructed, based on the needs established in the model plan and using the information provided by specialists for this purpose.

Most of the models used by the Group are developed by in-house methodology teams, although certain models are also acquired from external providers. In both cases, the models must be developed in accordance with the established standards.

6.- Pre-implementation testing

Once a model has been constructed, the developers, together with the model owners, subject it to various tests in order to ensure that the model functions as expected and, where appropriate, they make the necessary adjustments.

7.- Materiality

Each of the Group’s models must have an associated level of materiality that is set by consensus of the parties involved.

The criteria for establishing materiality are documented in a corporate policy, which is transposed and approved by each of the Group’s main units.

Materiality determines the thoroughness, frequency and scope of the validations and follow-ups performed on the model, as well as the governance bodies in which decisions on the model have to be taken.

Materiality is one of the basic data for the proper management of model risk and one of the attributes contained in the corporate inventory.

8.- Independent validation

In addition to being a regulatory requirement in certain cases, the independent validation of models is a fundamental cornerstone for the proper management and control of model risk at the Group.

Therefore, as mentioned earlier, the Group has a specialist unit, fully independent of the developers and users, which issues a technical opinion on the suitability of the internal models for the intended purposes and concludes on their robustness, usefulness and effectiveness.

Internal validation currently covers all models used in the risk function, i.e. credit, market, structural and operational risk models, as well as economic and regulatory capital models, allowance models and stress test models (including, for the latter, the models used to estimate the Group’s balance sheet and income statement aggregates).

The scope of the validation includes not only the more theoretical or methodological aspects, but also the technology systems and the data quality that underpin the effective operation of the models. In general, it includes all the relevant aspects of model management: controls, reporting, uses, involvement of senior management, etc.

After each model has been reviewed, the opinion issued is translated into a rating which, on a scale of one to five, summarizes the model risk perceived by the internal validation team.

It should be noted that the Group’s corporate internal validation environment is fully consistent with the criteria for internal validation of advanced approaches issued by the various supervisory authorities to whom the Group is subject. Accordingly, the Group maintains a segregation of functions between the units that develop and use models (first line of defense), the internal validation units (second line of defense) and internal audit (third line), which, in its role as the last layer of control, is responsible for reviewing the efficiency of the function, compliance with internal and external policies and procedures and for giving its opinion on the degree of effective independence.

9.- Approval

Before it is implemented -and, therefore, used- each model must be submitted for approval by the body corresponding to it on the basis of its materiality.

10.- Implementation

This is the phase in which the developed model is implemented in the system through which it is intended to be used. As mentioned above, the implementation phase is another possible source of model risk and, therefore, it is absolutely essential that the technical teams and model owners conduct tests to certify that the model has been implemented as defined in the relevant methodology.

11.- Monitoring

A model is designed and constructed using certain information and in specific circumstances which may change in the course of time. Consequently, models must be reviewed periodically in order to ensure that they continue to function correctly and, if this is not the case, they are adapted or redesigned.

The frequency and thoroughness with which a model is monitored is established on the basis of that model’s materiality.

12.- Management reporting

Senior Group management, both at the different units and at corporate level, monitors model risk on a regular basis through various reports that enable it to obtain a consolidated view and take the appropriate decisions.

13.- Governance

According to the model risk control framework, the models committee is the body responsible for authorizing the use of models in management. Each business unit has a models committee that is responsible for deciding on the approval of the local use of models once the consent of the corporate models committee has been obtained. Pursuant to current Group policy, all models submitted to a models committee must be accompanied by an internal validation report.

Part 9. Strategic risk

Strategic risk is one of the risks considered by the Group to be transversal. In 2015 a management and control model was designed for this risk that serves as a benchmark for the Group subsidiaries. This model includes the definition of strategic risk, the functional and governance-related matters and a description of the main processes associated with the management and control of this risk.

Strategic risk is the risk associated with strategic decisions and with changes in an entity’s general conditions that have a significant impact on its business model and its medium- and long-term strategy.

An entity’s business model is a key element around which strategic risk revolves. It must be viable and sustainable, i.e. capable of generating acceptable results each year and for at least three years into the future.

Three categories or subtypes of strategic risk can be distinguished:

•	Business model risk: the risk associated with an entity’s business model. This includes, inter alia, the risk that the business model may become outdated or irrelevant and/or may no longer have the value to generate the desired results. This risk is caused both by external factors (macroeconomic, regulatory, social and political matters, changes in the banking industry, etc.) and by internal factors (strength and stability of the income statement, distribution model/channels, income and cost structure, operational efficiency, suitability of human resources and systems, etc.).

•	Strategy design risk: the risk associated with the strategy reflected in the entity’s five-year strategic plan. More specifically, it includes the risk that this plan may prove to be inadequate in terms of its nature or due to the assumptions considered, leading to unexpected results. Another factor that should be borne in mind is the opportunity cost of designing another more effective strategy or even that arising from a lack of action if no such strategy is designed.

•	Strategy execution risk: the risk associated with the implementation processes of three- and five-year strategic plans. Due to the medium- and long-term nature of such plans, their execution often entails risk, as a result of its complexity and the numerous variables involved. Other sources of risk to be considered are inadequate resources, change management and, lastly, the inability to respond to changes in the business environment.

In addition, for the purpose of managing and controlling strategic risk, the transversal risks associated with corporate development transactions must be taken into consideration, since they can represent a significant source of risk for the business model. These transactions are understood to be: those resulting in a change in an entity’s scope and activity, acquisitions or transfers of significant ownership interests or assets, joint ventures, strategic alliances, shareholders agreements and capital transactions.

Lastly, other types of risk must be taken into account the origin of which may be other than strategic in nature (credit, market, operational and compliance risks, etc.). These risks may have a significant impact on an entity’s financial health and also affect its strategy and business model; therefore, they must be identified, assessed, managed and controlled.

Thus, top risks are those risks with a material impact on an entity’s earnings, liquidity or capital or risks that may have undesired concentrations. These risks can reduce the entity’s distance to default.

In addition, emerging and evolving risks are those risks that had not appeared before or which have taken on a different form. Although these risks often involve a high level of uncertainty and are very difficult to quantify, their impact could be significant over a medium-long term time horizon.

Part 10. Capital risk

The Group defines capital risk as the risk that the Group or any of its companies may have an insufficient amount and/or quality of capital to: meet the minimum regulatory requirements in order to operate as a bank; respond to market expectations regarding its creditworthiness; and support its business growth and any strategic possibilities that might arise, in accordance with its strategic plan.

The objectives in this connection include most notably:

•	To meet the internal capital and capital adequacy targets

•	To meet the regulatory requirements

•	To align the Bank’s strategic plan with the capital expectations of external agents (rating agencies, shareholders and investors, customers, supervisors, etc.)

•	To support the growth of the businesses and any strategic opportunities that may arise

The Group has a capital adequacy position that surpasses the levels required by regulations and the European Central Bank. In 2015 the Group continued to bolster its main capital ratios in response to the difficult economic and financial environment and the new regulatory demands. It began the year with a €7,500 million capital increase and established a dividend policy that guarantees the organic generation of capital.

At the end of 2015 the ECB notified each bank of its minimum prudential capital requirements for the following year. In 2016, at consolidated level, Santander Group must have a minimum phase-in CET1 capital ratio of 9.75% (9.5% is the requirement for Pillar 1, Pillar 2 and the capital conservation buffer, and 0.25% is the requirement for being a global systemically important bank). At December 31, 2015, the Group’s capital exceeded the ECB’s minimum requirement.

The Group is working towards achieving a fully-loaded CET1 capital ratio in excess of 11% in 2018.

1. Regulatory framework

The regulations known as Basel III, which establish new global capital, liquidity and leverage standards for financial institutions, came into force in 2014.

From the capital standpoint, Basel III redefines what is considered to be available capital at financial institutions (including new deductions and raising the requirements for eligible equity instruments), increases the minimum capital requirements, requires financial institutions to operate permanently with capital buffers, and adds new requirements in relation to the risks considered.

In Europe, the new standards were implemented through Directive 2013/36/EU, known as the Capital Requirements Directive (“CRD IV”), and the related Capital Requirements Regulation 575/2013 (“CRR”), which is directly applicable in all EU Member States (as part of the Single Rulebook). In addition, these standards are subject to Implementing Technical Standards commissioned from the European Banking Authority (EBA).

CRD IV was transposed into Spanish legislation through Law 10/2014 on the regulation, supervision and capital adequacy of credit institutions, and its subsequent implementing regulations contained in Royal Decree 84/2015. The CRR is directly applicable in EU Member States as from 1 January 2014 and repeals all lower-ranking rules providing for additional capital requirements.

The CRR establishes a phase-in that will permit a progressive adaptation to the new requirements in the European Union. The phase-in arrangements were incorporated into Spanish regulations through Bank of Spain Circular 2/2014. They affect both the new deductions and the issues and items of capital which cease to be eligible as such under this new regulation. The capital buffers provided for in CRD IV are also subject to phase-in; they are applicable for the first time in 2016 and must be fully implemented by 2019.

The Group shares the ultimate objective pursued by the regulator, namely to endow the international financial system with greater stability and resilience. In this regard, for many years the Group has provided assistance by supporting the regulators and participating in the impact studies to calibrate standards promoted by the Basel Committee and the European Banking Authority (EBA) and coordinated at local level by the Bank of Spain.

Lastly, the latest G-20 summit (Antalya, November 2015) approved the total loss-absorbing capacity (TLAC) requirement for global systemically important banks (G-SIBs), an event which constitutes a major regulatory milestone. Banks are required to have a sufficient buffer of liabilities (capital and contingently convertible debt) that are capable of absorbing losses, either because they convert into capital or because a debt reduction is applied to them. The aim is to enable banks, when faced with the risk of bankruptcy, to regain solvency without requiring the intervention of any government. The TLAC standard has not yet been included in the current legal framework. However, the Financial Stability Board (FSB) has set its entry into force for 2019, with a three-year phase-in arrangement. For January 2019 the FSB proposes a minimum TLAC requirement equal to the higher of 16% of risk-weighted assets and 6% of leverage exposure, and, for January 2022, the higher of 18% of risk-weighted assets and 6.75% of leverage exposure.

The standard stipulates that the liabilities eligible to meet the TLAC requirement must be subordinated to other non-eligible liabilities and may include common equity, preference shares qualifying as Tier 1 capital and subordinated debt qualifying as Tier 2 capital; also, at least 33% of the TLAC-eligible liabilities must be in the form of senior and junior debt.

The FSB standard provides that the TLAC requirement must be met at consolidated level and at the level of each resolution group, as defined in the living wills. It also establishes certain restrictions on the financial support that a parent may provide to a subsidiary in complying with the standard.

In Europe, Directive 2014/59/EU -known as the Bank Recovery and Resolution Directive (BRRD)- was implemented, which pursues objectives similar to those of the TLAC standard.

This directive also includes the concept of loss absorption and a minimum requirement for capital and eligible liabilities (MREL), which is similar to the TLAC requirement. However, there are differences in terms of the ratios established, the scope of application and other definitions. The MREL is applicable to all entities operating in Europe and is not limited to global systemically important banks. It shall begin to apply on January 1, 2016, based on an “entity-by-entity” calibration, with a phase-in period of 48 months, and it is only applicable within the EU.

The MREL regulations will be reviewed at the end of 2016, following a report to be submitted to the European Commission by the EBA.

2. Regulatory capital

At December 31, 2015, the Group met the minimum capital requirements established by current legislation.

Model roll-out

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

Accordingly, the Group continued in 2015 with the project for the progressive implementation of the technology platforms and methodological improvements required for the roll-out of the AIRB approaches for regulatory capital calculation purposes at the remaining Group units.

To date the Group has obtained authorization from the supervisory authorities to use AIRB approaches for the calculation of regulatory capital requirements for credit risk for the Parent and the main subsidiaries in Spain, the United Kingdom and Portugal, as well as for certain portfolios in Germany, Mexico, Brazil, Chile, the Nordic countries (Sweden, Finland and Norway), France and the United States. The Group’s Basel implementation strategy is focused on obtaining authorization for the use of AIRB approaches at the main entities in the Americas and Europe. In 2015 authorization was obtained for the Santander Consumer Nordics auto loan portfolios to switch from the standardized approach to the AIRB approach, while the IRB approach was maintained for the corporate and retail portfolios of PSA France, following the acquisition of this investee.

With regard to operational risk, Santander Group currently uses the standardized approach for regulatory capital calculation provided for in the European Capital Directive. In 2015 the Group stepped up the pace of its transition towards an advanced operational risk management (AORM) approach. The AORM program will enable the Group to have internal capital estimation models in place in the main geographical areas, both for economic capital and stress testing purposes and with a view to their potential application for regulatory capital purposes.

As regards the other risks explicitly addressed in Pillar 1 of the Basel Capital Accord, Santander Group has been authorized to use its internal model for market risk on the treasury areas’ trading activities in Spain, Chile, Portugal and Mexico, thus continuing implementation of the roll-out plan it submitted to the Bank of Spain for the other units.

Leverage ratio

The leverage ratio was established within the Basel III regulatory framework as a non-risk-sensitive measure of the capital that financial institutions are required to hold. CRD IV was amended on January 17, 2015 through the modification of Regulation (EU) No 575/2013 to harmonize the calculation criteria with those specified in the Basel Committee’s document entitled “Basel III leverage ratio framework and disclosure requirements”.

This ratio is calculated as Tier 1 capital divided by leverage exposure. Exposure is calculated as the sum of the following items:

•	Accounting assets, excluding derivatives and items treated as deductions from Tier 1 capital (for example, the balance of loans is included, but not that of goodwill).

•	Off-balance-sheet items (mainly guarantees, unused credit limits granted and documentary credits) weighted using credit conversion factors.

•	The net value of derivatives (gains and losses vis-à-vis the same counterparty are netted, less the collateral if certain conditions are met) plus an add-on for potential future exposure.

•	An add-on for the potential exposure of securities financing transactions.

•	Lastly, an add-on for the exposure of credit derivatives (CDSs).

The leverage ratio is still in the calibration phase and there is no obligation to comply with it until 2018. It is currently set at 3%, a ratio which the Bank surpasses.

Global systemically important banks

The Group is one of 30 banks designated as global systemically important banks (G-SIBs).

Designation as a global systemically important bank is the result of an assessment by the regulators (FSB and BCBS) on the basis of five criteria (size, cross-jurisdictional activity, interconnectedness, substitutability and complexity).

Its designation as a G-SIB obliges the Group to comply with additional requirements. These consist mainly of a capital buffer (the Group belongs to the group of banks with the lowest capital buffer, i.e. 1%), total loss-absorbing capital (TLAC) requirements, the requirement to publicly disclose relevant information more frequently than other banks, greater regulatory requirements for its internal control bodies, special supervision and the requirement to submit special reports to its supervisors.

Compliance with these requirements renders the Group more robust than its domestic rivals.

3. Economic capital

Economic capital is the capital required, based on an internally-developed model, to support all the risks of the Group’s business activity with a given solvency level. In the Group’s case, the solvency level is determined by the A long-term target rating (two notches above the rating for Spain), which results in the application of a 99.95% confidence level (higher than the regulatory 99.90%) for the purpose of calculating the required capital.

The Group’s economic capital model includes in its measurement all the significant risks incurred by it in its operations. Accordingly, it considers risks such as concentration risk, structural interest rate risk, business risk, pension risk and other risks outside the scope of regulatory Pillar 1 capital requirements. Economic capital also includes the diversification effect, which in the Group’s case, owing to the multinational, multibusiness nature of its operations, is of key importance in determining its overall risk and solvency profile.

Economic capital is a fundamental tool for the internal management and implementation of the Group’s strategy, from the viewpoint of both the assessment of capital adequacy and the management of portfolio and business risk.

With regard to capital adequacy, in the context of Pillar 2 of the Basel Capital Accord, the Group conducts the internal capital adequacy assessment process (ICAAP) using its economic capital model. To this end, it plans the evolution of the business and the capital requirements under a central scenario and under alternative stress scenarios. With this planning the Group ensures that it will continue to meet its capital adequacy targets, even in adverse economic scenarios.

Also, the economic capital-based metrics make it possible to assess risk-return targets, price transactions on a risk basis and gauge the economic viability of projects, units or lines of business, with the ultimate objective of maximizing the generation of shareholder value.

Since it is a uniform risk measure, economic capital makes it possible to explain the distribution of risk across the Group, placing different activities and types of risk in a comparable metric.

RORAC and value creation

The Group has used RORAC methodology in its risk management since 1993, with the following objectives:

•	Calculation of economic capital requirements and of the return thereon for the Group’s business units, segments, portfolios and customers, in order to facilitate an optimal allocation of capital.

•	Measurement of management of the Group’s units, through the budgetary monitoring of capital requirements and RORAC.

•	Analysis and setting of prices in the decision-making process for transactions (loan approval) and customers (monitoring).

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

The Group periodically assesses the level of and the changes in the value creation (VC) and return on risk-adjusted capital (RORAC) of the Group and of its main business units. The VC is the profit generated over and above the cost of the economic capital (EC) used, and is calculated using the following formula: value creation = recurring profit – (average economic capital x cost of capital).

The profit used is obtained by making the required adjustments to accounting profit in order to reflect only the recurring profit obtained by each unit from its business activity.

4. Capital planning and stress tests

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

Internally, the Group has defined a capital planning and stress process, to serve not only as a response to the various regulatory exercises, but also as a key tool integrated in the Bank’s management and strategy.

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

It should be noted that this internal capital planning and stress process is conducted transversally across the entire Group, not only at consolidated level, but also locally at the various units composing the Group. These units use the capital planning and stress process as an internal management tool and to respond to their local regulatory requirements.

During the recent economic crisis, the Group has undergone five stress tests in which it has demonstrated its strength and capital adequacy in the most extreme and severe macroeconomic scenarios. All the tests showed that, due mainly to its business model and current geographical diversification, the Group would continue to generate profits for its shareholders and comply with the most demanding regulatory requirements.

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

(a) Deposit or substituting the underlying shares

Each person to whom ADSs are issued against deposits of shares, including deposits in respect of share distributions, rights and other distributions.[30]

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

Variable: $691,837.71

Total: $5,215,895.93

Waived fees:

Ongoing program maintenance per contract year: $150,000

Annual meeting services: $15,000

Investor Relations advisory services: $185,000

Total: $350,000

There were no fees received from our depositary bank during 2015 in connection with the ADR program.

[30]	The Depositary may sell (by public or private sale) sufficient securities and property received in respect of such share distributions, rights and other distributions prior to such deposit to cover such charge.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

A. Not Applicable

B. Not Applicable

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

A. Not Applicable

B. Not Applicable

C. Not Applicable

D. Not Applicable

E. Not Applicable

Item 15. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

As of December 31, 2015, Banco Santander, S.A., under the supervision and with the participation of its management, including its disclosure committee, its chief executive officer, chief financial officer, and chief accounting officer, performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15 (e) under the Exchange Act). There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives.

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

Under the supervision and with the participation of the management of the Group, including our chief executive officer, our chief financial officer and our chief accounting officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2015, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework (2013). Based on this assessment, management believes that, as of December 31, 2015, its internal control over financial reporting was effective based on those criteria.

Our independent registered public accounting firm has issued an audit report on the effectiveness of our internal control over financial reporting as of December 31, 2015. This report follows below.

(c) Attestation report of the registered public accounting firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Banco Santander, S.A.:

We have audited the internal control over financial reporting of Banco Santander, S.A. (the “Bank”) and Companies composing, together with the Bank, the Santander Group (the “Group”) as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the consolidated financial statements as of and for the year ended December 31, 2015 of the Group and our report dated April 20, 2016 expressed an unqualified opinion on those financial statements.

/s/ Deloitte, S.L.

DELOITTE, S.L.

Madrid, Spain

April 20, 2016

(d) Changes in internal controls over financial reporting. There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit committee financial expert

The audit committee has five members, all of whom are non-executive independent directors (as defined by Article 6.2c) of the Rules and Regulations of the Board). All members of the audit committee also meet the independence criteria set by the NYSE for foreign private issuers. Our Rules and Regulations of the Board provide that the Board shall appoint the members of the audit committee, taking into account their knowledge, aptitude and experience in the areas of accounting, auditing or risk management, such that, as a whole, the audit committee has the appropriate technical knowledge regarding the company’s sector of activity. Currently, the chairman of the audit committee is Juan Miguel Villar-Mir. The standards for director independence by Spanish law may not necessarily be consistent with, or as stringent as, the standards for director independence established by the NYSE for U.S. issuers. Our board of directors has determined that Juan Miguel Villar-Mir is an “Audit Committee Financial Expert”, as such term is defined in the SEC’s Form 20-F.

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

	2015	2014	2013
	(in millions of euros)

Audit Fees	49.6	44.2	35.9
Audit Related Fees	46.9	31.1	20.8
Tax Fees	9.1	6.6	4.6
All Other Fees	12.6	8.0	6.5
	118.2	89.9	67.8

The services commissioned from the Group’s auditors meet the independence requirements stipulated by the Audit Law, the US Securities and Exchange Commission (SEC) rules and the Public Accounting Oversight Board (PCAOB), and they did not involve the performance of any work that is incompatible with the audit function.

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

All services provided by the Group’s principal auditing firm in 2015 detailed in the table above were approved by the audit committee.

Item 16D. Exemption from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table shows the repurchases of shares made by the Bank or any of its Affiliated Purchasers during 2015:

2015	(a) Total number of shares (or units) purchased*	(b) Average price paid per share (or unit)	(c) Total number of shares (or units) purchased as part of publicly announced plans or programs	(d) Maximum number (or approximate dollar value) of shares (or units) that may yet be purchased under the plans or programs
January	115,177,818	5.88	—	—
February	16,120,721	6.12	—	—
March	59,135,483	6.54	—	—
April	95,563,728	6.79	—	—
May	29,971,780	6.65	—	—
June	22,349,810	6.43	—	—
July	18,206,937	6.34	—	—
August	33,091,433	5.82	—	—
September	43,652,345	4.95	—	—
October	10,226,304	5.09	—	—
November	39,029,989	5.08	—	—
December	60,692,002	4.88	—	—
Total	537,314,450

*	The number of shares purchased included securities lending and short positions.

During 2015, all purchases and sales of equity securities were made in open-market transactions.

Item 16F. Changes in Registrant’s Certifying Accountant

On July 6, 2015, we announced that the board of directors selected PricewaterhouseCoopers Auditores, S.L. to be the independent registered public accounting firm of Banco Santander and of its consolidated Group for the 2016, 2017 and 2018 fiscal years. Such selection was adopted at the proposal of the audit committee in accordance with the corporate governance guidelines recommending periodic rotation of the independent registered public accounting firm, following a transparent selection process. This selection was approved by the shareholders at the annual shareholders’ meeting held on March 18, 2016. The appointment was registered in the Commercial Registry of Cantabria on April 15, 2016, on page S-1960, volume 1089, book 9, folio 214, record 2999. Accordingly, on March 18, 2016, Deloitte, S.L. was dismissed and was not re-elected for another term as our independent registered public accounting firm.

The report of Deloitte, S.L. on our financial statements for financial years ended December 31, 2015, 2014 and 2013 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. There was no disagreement whatsoever relating to the years ended December 31, 2015, 2014, and 2013 and the period from January 1, 2016 through March 18, 2016 with Deloitte, S.L. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of the former auditor, would have caused them to make reference to the subject matter of the disagreement in connection with their report, or any “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

We have provided a copy of the above statements to Deloitte, S.L. and requested that Deloitte, S.L. furnish us with a letter addressed to the SEC stating whether or not they agree with the above disclosure. A copy of that letter, dated April 21, 2016, is filed as an exhibit to this Annual Report.

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

During the fiscal year 2015, none of the members of the appointments committee, the remuneration committee and the risk supervision, regulation and compliance committee was an executive director, member of senior management or a Bank employee, and no executive director or member of senior management has held a position on the board (or its remuneration committee) of companies that employ members of the appointments committee, the remuneration committee and the risk supervision, regulation and compliance committee.

Separate meetings for non-management directors

In accordance with the NYSE corporate governance rules, non-management directors must meet periodically outside of the presence of management. Although this practice is not required under Spanish law, the board adopted the practice as a result of changes made following the board’s self-assessment exercise. The audit committee, the appointments committee, the remuneration committee and the risk supervision, regulation and compliance committee of the Bank’s board of directors consist entirely of non-management directors.

The audit committee met 13 times during 2015. The appointments committee met 12 times during 2015. The remuneration committee met 10 times during 2015. The risk supervision, regulation and compliance committee met 13 times during 2015.

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

As of December 31, 2015, no waivers with respect to the General Code of Conduct had been applied for or granted.

In addition, we abide by a Code of Conduct in the Securities Markets, which was adopted on July 28, 2003. This code establishes standards and obligations in relation to securities trading, conflicts of interest and the treatment of price sensitive information. Recently, the Code was updated in order to include the new requirements under the Market Abuse Directive (MAD), which will enter into force on July 3, 2016. Both codes are available to the public on our website, which does not form part of this annual report on Form 20-F, at www.santander.com under the heading “Information for shareholders and investors—corporate governance—codes of conduct”.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

We have responded to Item 18 in lieu of this item.

Item 18. Financial Statements

Reference is made to Item 19 for a list of all financial statements filed as part of this Form 20-F.

Item 19. Exhibits

(b) List of Exhibits.

Exhibit Number	Description

1.1	Bylaws (Estatutos) of Banco Santander, S.A.

1.2	Bylaws (Estatutos) of Banco Santander, S.A., (English translation of Bylaws set forth in Exhibit 1.1 hereto).

8.1	List of Subsidiaries (incorporated by reference as Exhibits I, II and III of our Financial Statements filed with this Form 20-F).

12.1	Section 302 Certification by the chief executive officer.

12.2	Section 302 Certification by the chief financial officer.

12.3	Section 302 Certification by the chief accounting officer.

13.1	Section 906 Certification by the chief executive officer, the chief financial officer and the chief accounting officer.

15.1	Consent of Deloitte, S.L.

15.2	Letter of Deloitte, S.L., dated April 21, 2016, regarding change in the Group’s independent registered public accounting firm.

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

Date: April 20, 2016

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Banco Santander, S.A.:

We have audited the accompanying consolidated balance sheets of Banco Santander, S.A. (the “Bank”) and Companies composing, together with the Bank, the Santander Group (the “Group”), as of December 31, 2015, 2014 and 2013, and the related consolidated income statements, statements of recognized income and expense, changes in total equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Bank’s directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2015, 2014, and 2013, and the results of its operations, its changes in equity, and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS-IASB”).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), the Group’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 20, 2016 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/ Deloitte, S.L.

DELOITTE, S.L.

Madrid, Spain

April 20, 2016

SANTANDER GROUP

CONSOLIDATED BALANCE SHEETS AS AT DECEMBER 31, 2015, 2014 AND 2013

(Millions of Euros)

ASSETS	Note	2015	2014	2013

CASH AND BALANCES WITH CENTRAL BANKS		81,329	69,428	77,103

FINANCIAL ASSETS HELD FOR TRADING:		147,287	148,888	115,289
Loans and advances to credit institutions	6	2,293	1,815	5,503
Loans and advances to customers	10	6,081	2,921	5,079
Debt instruments	7	43,964	54,374	40,841
Equity instruments	8	18,225	12,920	4,967
Trading derivatives	9	76,724	76,858	58,899

OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS:		45,043	42,673	31,381
Loans and advances to credit institutions	6	26,403	28,592	13,444
Loans and advances to customers	10	14,293	8,971	13,196
Debt instruments	7	3,717	4,231	3,875
Equity instruments	8	630	879	866

AVAILABLE-FOR-SALE FINANCIAL ASSETS:		122,036	115,250	83,799
Debt instruments	7	117,187	110,249	79,844
Equity instruments	8	4,849	5,001	3,955
LOANS AND RECEIVABLES:		831,637	781,635	714,484
Loans and advances to credit institutions	6	50,256	51,306	56,017
Loans and advances to customers	10	770,474	722,819	650,581
Debt instruments	7	10,907	7,510	7,886

HELD-TO-MATURITY INVESTMENTS	7	4,355	—	—

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	36	1,379	1,782	1,627

HEDGING DERIVATIVES	11	7,727	7,346	8,301

NON-CURRENT ASSETS HELD FOR SALE	12	5,646	5,376	4,892

INVESTMENTS:	13	3,251	3,471	5,536
Associates	13	1,659	1,775	1,829
Jointly controlled entities	13	1,592	1,696	3,707

INSURANCE CONTRACTS LINKED TO PENSIONS	14	299	345	342

REINSURANCE ASSETS	15	331	340	356

TANGIBLE ASSETS:		25,320	23,256	13,654
Property, plant and equipment-		19,335	16,889	9,974
For own use	16	7,949	8,324	7,787
Leased out under an operating lease	16	11,386	8,565	2,187
Investment property	16	5,985	6,367	3,680

INTANGIBLE ASSETS:		29,430	30,401	26,241
Goodwill	17	26,960	27,548	23,281
Other intangible assets	18	2,470	2,853	2,960

TAX ASSETS:		27,814	27,956	26,944
Current		5,769	5,792	5,751
Deferred	27	22,045	22,164	21,193

OTHER ASSETS	19	7,376	8,149	5,814
Inventories		1,013	1,099	80
Other		6,363	7,050	5,734

TOTAL ASSETS		1,340,260	1,266,296	1,115,763

LIABILITIES AND EQUITY	Note	2015	2014	2013

FINANCIAL LIABILITIES HELD FOR TRADING:		105,218	109,792	94,673
Deposits from central banks	20	2,178	2,041	3,866
Deposits from credit institutions	20	77	5,531	7,468
Customer deposits	21	9,187	5,544	8,500
Marketable debt securities	22	—	—	1
Trading derivatives	9	76,414	79,048	58,887
Short positions	9	17,362	17,628	15,951
Other financial liabilities		—	—	—

OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS:		54,768	62,317	42,311
Deposits from central banks	20	16,486	6,321	2,097
Deposits from credit institutions	20	8,551	19,039	9,644
Customer deposits	21	26,357	33,127	26,484
Marketable debt securities	22	3,373	3,830	4,086
Subordinated liabilities		—	—	—
Other financial liabilities	24	1	—	—

FINANCIAL LIABILITIES AT AMORTISED COST:		1,039,343	961,052	863,114
Deposits from central banks	20	38,872	17,290	9,788
Deposits from credit institutions	20	109,207	105,147	76,534
Customer deposits	21	647,578	608,956	572,853
Marketable debt securities	22	201,656	193,059	171,390
Subordinated liabilities	23	21,153	17,132	16,139
Other financial liabilities	24	20,877	19,468	16,410

CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	36	174	31	87

HEDGING DERIVATIVES	11	8,937	7,255	5,283

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE		—	21	1

LIABILITIES UNDER INSURANCE CONTRACTS	15	627	713	1,430

PROVISIONS:		14,494	15,376	14,589
Provision for pensions and similar obligations	25	8,272	9,412	9,126
Provisions for taxes and other legal contingencies	25	2,577	2,916	2,727
Provisions for contingent liabilities and commitments	25	618	654	693
Other provisions	25	3,027	2,394	2,043
TAX LIABILITIES:		7,725	9,379	6,079
Current		2,160	4,852	4,254
Deferred	27	5,565	4,527	1,825

OTHER LIABILITIES	26	10,221	10,646	8,554

TOTAL LIABILITIES		1,241,507	1,176,582	1,036,121

EQUITY
SHAREHOLDERS’ EQUITY:	30	102,402	91,663	84,480
Share capital	31	7,217	6,292	5,667
Registered		7,217	6,292	5,667
Less: Uncalled capital		—	—	—
Share premium	32	45,001	38,611	36,804
Reserves	33	45,760	41,160	38,056
Accumulated reserves (losses)	33	45,469	40,973	37,793
Reserves (losses) of entities accounted for using the equity method	33	291	187	263
Other equity instruments	34	214	265	193
Equity component of compound financial instruments	34	—	—	—
Other	34	214	265	193
Less: Treasury shares	34	(210)	(10)	(9)
Profit for the year attributable to the Parent		5,966	5,816	4,175
Less: Dividends and remuneration	4	(1,546)	(471)	(406)

VALUATION ADJUSTMENTS		(14,362)	(10,858)	(14,152)
Available-for-sale financial assets	29	844	1,560	35
Cash flow hedges	36	171	204	(233)
Hedges of net investments in foreign operations	29	(3,597)	(3,570)	(1,874)
Exchange differences	29	(8,383)	(5,385)	(8,768)
Non-current assets held for sale		—	—	—
Entities accounted for using the equity method	29	(232)	(85)	(446)
Other valuation adjustments	29	(3,165)	(3,582)	(2,866)

NON-CONTROLLING INTERESTS	28	10,713	8,909	9,314
Valuation adjustments		(1,227)	(655)	(1,541)
Other		11,940	9,564	10,855

TOTAL EQUITY		98,753	89,714	79,642

TOTAL LIABILITIES AND EQUITY		1,340,260	1,266,296	1,115,763

MEMORANDUM ITEMS:
CONTINGENT LIABILITIES	35	40,115	44,078	41,049
CONTINGENT COMMITMENTS	35	221,457	208,040	172,797

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated balance sheet as at December 31, 2015.

SANTANDER GROUP

CONSOLIDATED INCOME STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2015, 2014 AND 2013

(Millions of Euros)

		(Debit) Credit
	Notes	2015	2014	2013

Interest and similar income	38	57,198	54,656	51,447
Interest expense and similar charges	39	(24,386)	(25,109)	(25,512)
INTEREST INCOME/(CHARGES)		32,812	29,547	25,935
Income from equity instruments	40	455	435	378
Income from companies accounted for using the equity method	13 & 41	375	243	500
Fee and commission income	42	13,042	12,515	12,473
Fee and commission expense	43	(3,009)	(2,819)	(2,712)
Gains/losses on financial assets and liabilities (net)	44	(770)	3,974	3,234
Held for trading		(2,312)	2,377	1,733
Other financial instruments at fair value through profit or loss		325	239	(6)
Financial instruments not measured at fair value through profit or loss		1,265	1,427	1,622
Other		(48)	(69)	(115)
Exchange differences (net)	45	3,156	(1,124)	160
Other operating income		3,067	5,214	5,903
Income from insurance and reinsurance contracts issued	46	1,096	3,532	4,724
Sales and income from the provision of non-financial services	46	711	343	322
Other	46	1,260	1,339	857
Other operating expenses		(3,233)	(5,373)	(6,205)
Expenses of insurance and reinsurance contracts	46	(998)	(3,395)	(4,607)
Changes in inventories	46	(590)	(255)	(229)
Other	46	(1,645)	(1,723)	(1,369)
TOTAL INCOME		45,895	42,612	39,666
Administrative expenses		(19,302)	(17,899)	(17,452)
Personnel expenses	47	(11,107)	(10,242)	(10,069)
Other general administrative expenses	48	(8,195)	(7,657)	(7,383)
Depreciation and amortization	16 & 18	(2,418)	(2,287)	(2,391)
Provisions (net)	25	(3,106)	(3,009)	(2,445)
Impairment losses on financial assets (net)		(10,652)	(10,710)	(11,227)
Loans and receivables	10	(10,194)	(10,521)	(10,986)
Other financial instruments not measured at fair value through profit or loss	7 & 29	(458)	(189)	(241)
Impairment losses on other assets (net)		(1,092)	(938)	(503)
Goodwill and other intangible assets	17 & 18	(701)	(701)	(41)
Other assets		(391)	(237)	(462)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale	49	112	3,136	2,152
Gains from bargain purchases arising in business combinations	3	283	17	—
Gains/(losses) on non-current assets held for sale not classified as discontinued operations	50	(173)	(243)	(422)
OPERATING PROFIT /(LOSS) BEFORE TAX		9,547	10,679	7,378
Income tax	27	(2,213)	(3,718)	(2,034)
PROFIT FROM CONTINUING OPERATIONS		7,334	6,961	5,344
LOSS FROM DISCONTINUED OPERATIONS (net)	37	—	(26)	(15)
CONSOLIDATED PROFIT FOR THE YEAR		7,334	6,935	5,329
Profit attributable to the Parent		5,966	5,816	4,175
Profit attributable to non-controlling interests	28	1,368	1,119	1,154

EARNINGS PER SHARE
From continuing and discontinued operations
Basic earnings per share (euros)	4	0.40	0.48	0.39
Diluted earnings per share (euros)	4	0.40	0.48	0.38
From continuing operations
Basic earnings per share (euros)	4	0.40	0.48	0.39
Diluted earnings per share (euros)	4	0.40	0.48	0.38

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated income statement for the year ended December 31, 2015.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(Millions of Euros)

	2015	2014	2013

CONSOLIDATED PROFIT FOR THE YEAR	7,334	6,935	5,329

OTHER RECOGNISED INCOME AND EXPENSE	(4,076)	4,180	(5,913)
Items that will not be reclassified to profit or loss	445	(703)	188
Actuarial gains/(losses) on defined benefit pension plans	695	(1,009)	502
Non-current assets held for sale	—	—	—
Income tax relating to items that will not be reclassified to profit or loss	(250)	306	(314)
Items that may be reclassified to profit or loss	(4,521)	4,883	(6,101)
Available-for-sale financial assets:	(1,216)	2,324	(99)
Revaluation gains/(losses)	(555)	3,604	1,150
Amounts transferred to income statement	(661)	(1,280)	(1,250)
Other reclassifications	—	—	1
Cash flow hedges:	(91)	589	47
Revaluation gains/(losses)	(105)	934	463
Amounts transferred to income statement	14	(345)	(416)
Amounts transferred to initial carrying amount of hedged items	—	—	—
Other reclassifications	—	—	—
Hedges of net investments in foreign operations:	(27)	(1,730)	1,117
Revaluation gains/(losses)	(27)	(1,730)	1,074
Amounts transferred to income statement	—	—	38
Other reclassifications	—	—	5
Exchange differences:	(3,518)	4,189	(7,028)
Revaluation gains/(losses)	(3,518)	4,184	(7,020)
Amounts transferred to income statement	—	5	(37)
Other reclassifications	—	—	29
Non-current assets held for sale:	—	—	—
Revaluation gains/(losses)	—	—	—
Amounts transferred to income statement	—	—	—
Other reclassifications	—	—	—
Entities accounted for using the equity method:	(147)	361	(294)
Revaluation gains/(losses)	(156)	266	(283)
Amounts transferred to income statement	9	95	23
Other reclassifications	—	—	(34)
Other recognized income and expense	—	—	—
Income tax relating to items that may be reclassified to profit or loss	478	(850)	156

TOTAL RECOGNISED INCOME AND EXPENSE	3,258	11,115	(584)
Attributable to the Parent	2,462	9,110	(504)
Attributable to non-controlling interests	796	2,005	(80)

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of recognized income and expense for the year ended December 31, 2015.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE YEARS ENDED

DECEMBER 31, 2015, 2014 AND 2013

(Millions of Euros)

	Equity attributable to the Parent
	Shareholders’ equity
	Share capital	Share premium	Reserves		Other equity instruments	Less: Treasury shares	Profit for the year attributable to the Parent	Less: Dividends and remuneration	Total shareholders’ equity
			Accumulated reserves (losses)	Reserves (losses) of entities accounted for using the equity method						Valuation adjustments	Total	Non- controlling interests	Total equity

Ending balance at 12/31/14	6,292	38,611	40,973	187	265	(10)	5,816	(471)	91,663	(10,858)	80,805	8,909	89,714
Adjustments due to changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted beginning balance	6,292	38,611	40,973	187	265	(10)	5,816	(471)	91,663	(10,858)	80,805	8,909	89,714

Total recognized income and expense	—	—	—	—	—	—	5,966	—	5,966	(3,504)	2,462	796	3,258

Other changes in equity	925	6,390	4,496	104	(51)	(200)	(5,816)	(1,075)	4,773	—	4,773	1,008	5,781
Capital increases	925	6,575	(65)	—	—	—	—	—	7,435	—	7,435	320	7,755
Capital reductions	—	—	—	—	—	—	—	—	—	—	—	(20)	(20)
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—
Increases in other equity instruments	—	—	—	—	101	—	—	—	101	—	101	890	991
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—
Distribution of dividends	—	—	(673)	—	—	—	—	(1,546)	(2,219)	—	(2,219)	(461)	(2,680)
Transactions involving own equity instruments (net)	—	—	16	—	—	(200)	—	—	(184)	—	(184)	—	(184)
Transfers between equity items	—	(185)	5,426	104	—	—	(5,816)	471	—	—	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	761	761
Equity-instrument-based payments	—	—	—	—	(188)	—	—	—	(188)	—	(188)	107	(81)
Other increases/(decreases) in equity	—	—	(208)	—	36	—	—	—	(172)	—	(172)	(589)	(761)

Ending balance at 12/31/15	7,217	45,001	45,469	291	214	(210)	5,966	(1,546)	102,402	(14,362)	88,040	10,713	98,753

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of changes in total equity for the year ended December 31, 2015.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE YEARS ENDED

DECEMBER 31, 2015, 2014 AND 2013

(Millions of Euros)

	Equity attributable to the Parent
	Shareholders’ equity
	Share capital	Share premium	Reserves		Other equity instruments	Less: Treasury shares	Profit for the year attributable to the Parent	Less: Dividends and remuneration	Total shareholders’ equity
			Accumulated reserves (losses)	Reserves (losses) of entities accounted for using the equity method						Valuation adjustments	Total	Non- controlling interests	Total equity

Ending balance at 12/31/13	5,667	36,804	37,858	263	193	(9)	4,370	(406)	84,740	(14,152)	70,588	9,314	79,902
Adjustments due to changes in accounting policies	—	—	(65)	—	—	—	(195)	—	(260)	—	(260)	—	(260)
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted beginning balance	5,667	36,804	37,793	263	193	(9)	4,175	(406)	84,480	(14,152)	70,328	9,314	79,642

Total recognized income and expense	—	—	—	—	—	—	5,816	—	5,816	3,294	9,110	2,005	11,115

Other changes in equity	625	1,807	3,180	(76)	72	(1)	(4,175)	(65)	1,367	—	1,367	(2,410)	(1,043)
Capital increases	625	1,932	(30)	—	—	—	—	—	2,527	—	2,527	(524)	2,003
Capital reductions	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—
Increases in other equity instruments	—	—	—	—	78	—	—	—	78	—	78	—	78
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—
Distribution of dividends	—	—	(438)	—	—	—	—	(471)	(909)	—	(909)	(380)	(1,289)
Transactions involving own equity instruments (net)	—	—	40	—	—	(1)	—	—	39	—	39	—	39
Transfers between equity items	—	(125)	4,033	(76)	(63)	—	(4,175)	406	—	—	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	1,465	1,465
Equity-instrument-based payments	—	—	—	—	(51)	—	—	—	(51)	—	(51)	—	(51)
Other increases/(decreases) in equity	—	—	(425)	—	108	—	—	—	(317)	—	(317)	(2,971)	(3,288)

Ending balance at 12/31/14	6,292	38,611	40,973	187	265	(10)	5,816	(471)	91,663	(10,858)	80,805	8,909	89,714

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of changes in total equity for the year ended December 31, 2015.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE YEARS ENDED

DECEMBER 31, 2015, 2014 AND 2013

(Millions of Euros)

	Equity attributable to the Parent
	Shareholders’ equity
	Share capital	Share premium	Reserves		Other equity instruments	Less: Treasury shares	Profit for the year attributable to the Parent	Less: Dividends and remuneration	Total shareholders’ equity
			Accumulated reserves (losses)	Reserves (losses) of entities accounted for using the equity method						Valuation adjustments	Total	Non- controlling interests	Total equity

Ending balance at 12/31/12	5,161	37,412	36,898	255	250	(287)	2,205	(650)	81,244	(6,590)	74,654	9,672	84,326
Adjustments due to changes in accounting policies	—	—	(53)	—	—	—	78	—	25	(2,882)	(2,857)	(257)	(3,114)
Adjustments due to errors	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted beginning balance	5,161	37,412	36,845	255	250	(287)	2,283	(650)	81,269	(9,472)	71,797	9,415	81,212

Total recognized income and expense	—	—	—	—	—	—	4,175	—	4,175	(4,680)	(504)	(80)	(584)

Other changes in equity	506	(608)	948	8	(57)	278	(2,283)	244	(964)	—	(964)	(21)	(985)
Capital increases	506	(506)	(7)	—	—	—	—	—	(7)	—	(7)	(2)	(9)
Capital reductions	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—	—	—	—	—	—
Increases in other equity instruments	—	—	—	—	103	—	—	—	103	—	103	—	103
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—
Distribution of dividends	—	—	(412)	—	—	—	—	(406)	(818)	—	(818)	(747)	(1,565)
Transactions involving own equity instruments (net)	—	—	(28)	—	—	278	—	—	250	—	250	—	250
Transfers between equity items	—	(102)	1,836	8	(109)	—	(2,283)	650	—	—	—	—	—
Increases (decreases) due to business combinations	—	—	—	—	—	—	—	—	—	—	—	169	169
Equity-instrument-based payments	—	—	—	—	(41)	—	—	—	(41)	—	(41)	—	(41)
Other increases/(decreases) in equity	—	—	(441)	—	(10)	—	—	—	(451)	—	(451)	559	108

Ending balance at 12/31/13	5,667	36,804	37,793	263	193	(9)	4,175	(406)	84,480	(14,152)	70,328	9,314	79,642

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of changes in total equity for the year ended December 31, 2015.

SANTANDER GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(Millions of Euros)

	2015	2014	2013

A. CASH FLOWS FROM OPERATING ACTIVITIES:	12,857	(3,939)	(34,852)

Consolidated profit for the year	7,334	6,935	5,329
Adjustments made to obtain the cash flows from operating activities-	20,614	18,772	17,894
Depreciation and amortization	2,418	2,287	2,391
Other adjustments	18,196	16,485	15,503
Net increase/decrease in operating assets-	62,408	88,438	(13,533)
Financial assets held for trading	1,013	12,931	(8,440)
Other financial assets at fair value through profit or loss	2,376	11,012	3,426
Available-for-sale financial assets	15,688	27,968	(4,149)
Loans and receivables	46,554	35,644	(2,767)
Other operating assets	(3,223)	883	(1,603)
Net increase/decrease in operating liabilities-	49,522	60,144	(68,031)
Financial liabilities held for trading	(2,655)	(4,667)	4,320
Other financial liabilities at fair value through profit or loss	(8,011)	19,786	(2,781)
Financial liabilities at amortized cost	58,568	46,747	(63,939)
Other operating liabilities	1,620	(1,722)	(5,631)
Income tax recovered/paid	(2,205)	(1,352)	(3,577)

B. CASH FLOWS FROM INVESTING ACTIVITIES:	(6,218)	(6,005)	677

Payments-	10,671	9,246	3,322
Tangible assets	7,664	6,695	1,877
Intangible assets	1,572	1,218	1,264
Investments	82	18	181
Subsidiaries and other business units	1,353	1,315	—
Non-current assets held for sale and associated liabilities	—	—	—
Held-to-maturity investments	—	—	—
Other payments related to investing activities	—	—	—
Proceeds-	4,453	3,241	3,999
Tangible assets	2,386	986	500
Intangible assets	2	—	39
Investments	422	324	295
Subsidiaries and other business units	565	1,004	1,578
Non-current assets held for sale and associated liabilities	940	927	1,587
Held-to-maturity investments	138	—	—
Other proceeds related to investing activities	—	—	—

C. CASH FLOWS FROM FINANCING ACTIVITIES:	8,960	(62)	(1,676)

Payments-	7,248	8,094	8,528
Dividends	1,498	909	818
Subordinated liabilities	2,239	3,743	1,915
Redemption of own equity instruments	—	—	—
Acquisition of own equity instruments	3,225	3,442	5,592
Other payments related to financing activities	286	—	203
Proceeds-	16,208	8,032	6,852
Subordinated liabilities	4,787	4,351	1,027
Issuance of own equity instruments	7,500	—	—
Disposal of own equity instruments	3,048	3,498	5,560
Other proceeds related to financing activities	873	183	265
D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES	(3,698)	2,331	(5,534)
E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	11,901	(7,675)	(41,385)
F. CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	69,428	77,103	118,488
G. CASH AND CASH EQUIVALENTS AT END OF YEAR	81,329	69,428	77,103
COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF YEAR:
Cash	7,436	7,491	6,697
Cash equivalents at central banks	73,893	61,937	70,406
Other financial assets	—	—	—
Less: Bank overdrafts refundable on demand	—	—	—

TOTAL CASH AND CASH EQUIVALENTS AT END OF YEAR	81,329	69,428	77,103

The accompanying Notes 1 to 55 and Appendices are an integral part of the consolidated statement of cash flows for the year ended December 31, 2015.

Banco Santander, S.A. and Companies composing Santander Group

Notes to the consolidated financial statements for the year ended December 31, 2015

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

b)	Basis of presentation of the consolidated financial statements

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after January 1, 2005 in conformity with the International Financial Reporting Standards (“IFRSs”) previously adopted by the European Union (“EU-IFRSs”).

In order to adapt the accounting system of Spanish credit institutions to the new standards, the Bank of Spain issued Circular 4/2004, of December 22, on Public and Confidential Financial Reporting Rules and Formats.

The Group’s consolidated financial statements for 2015 were authorized by the Bank’s directors (at the board meeting on February 12, 2016) in accordance with International Financial Reporting Standards as adopted by the European Union and with Bank of Spain Circular 4/2004 and Spanish corporate and commercial law applicable to the Group and in compliance with IFRS as issued by the International Accounting Standards Board (“IFRS – IASB” and together with IFRS adopted by the European Union, “IFRS”), using the basis of consolidation, accounting policies and measurement bases set forth in Note 2 to these consolidated financial statements and, accordingly, they present fairly the Group’s equity and financial position at December 31, 2015, 2014 and 2013 and the consolidated results of its operations, the consolidated recognized income and expense, the changes in its consolidated equity and the consolidated cash flows in 2015, 2014 and 2013. These consolidated financial statements were prepared from the accounting records kept by the Bank and by the other Group entities, and include the adjustments and reclassifications required to unify the accounting policies and measurement bases applied by the Group.

The notes to the consolidated financial statements contain additional information to that presented in the consolidated balance sheet, consolidated income statement, consolidated statement of recognized income and expense, consolidated statement of changes in total equity and consolidated statement of cash flows. The notes provide, in a clear, relevant, reliable and comparable manner, narrative descriptions and breakdowns of these financial statements.

Adoption of new standards and interpretations issued

The following standards came into force and were adopted by the European Union in 2015:

•	Improvements to IFRSs, 2011-2013 cycle (mandatory for reporting periods beginning on or after July 1, 2014)—these improvements introduce minor amendments to IFRS 3, IFRS 13 and IAS 40.

The application of the aforementioned accounting standards did not have any material effects on the Group’s consolidated financial statements.

Also, at the date of preparation of these consolidated financial statements, the following amendments with an effective date subsequent to December 31, 2015 were in force:

•	Disclosure Initiative (Amendments to IAS 1) (mandatory for annual reporting periods beginning on or after January 1, 2016, early application permitted)—the main objective of these amendments is to improve financial statement presentation and disclosures. To this end, the amendments introduce certain qualifications relating to materiality, aggregation and disaggregation of items and the structure of the notes.

•	Amendments to IAS 16 and IAS 38—Clarification of Acceptable Methods of Depreciation and Amortization (mandatory for annual reporting periods beginning on or after January 1, 2016, early application permitted)—these amendments clarify that when an item of property, plant and equipment or an intangible asset is accounted for using the revaluation model, the total gross carrying amount of the asset is adjusted in a manner that is consistent with the revaluation of the carrying amount of the asset, so that the accumulated depreciation or amortization is equal to the difference between the gross carrying amount and the carrying amount of the asset after revaluation (after taking into account any impairment losses).

•	Amendments to IASs 16 and 41—Bearer Plants (mandatory for annual reporting periods beginning on or after January 1, 2016, early application permitted)—under these amendments, plants of this nature are now within the scope of IAS 16 and must be accounted for in the same way as property, plant and equipment rather than at their fair value.

•	Amendments to IAS 27—Equity Method in Separate Financial Statements (mandatory for annual reporting periods beginning on or after January 1, 2016, early application permitted)—these amendments permit the use of the equity method as an option in the separate financial statements of an entity for accounting for investments in subsidiaries, joint ventures and associates.

•	Amendments to IFRS 11—Accounting for Acquisitions of Interests in Joint Operations (mandatory for annual reporting periods beginning on or after January 1, 2016, early application permitted)—these amendments specify how to account for the acquisition of an interest in a joint operation in which the activity of the joint operation constitutes a business.

•	Improvements to IFRSs, 2012-2014 cycle (mandatory for reporting periods beginning on or after January 1, 2016, early application permitted)—these improvements introduce minor amendments to IFRS 5, IFRS 7, IAS 19 and IAS 34.

In addition, the Group decided to apply early the following standards (the application of which is mandatory under IASB-IFRSs for annual reporting periods beginning on or after July 1, 2014) under IFRSs adopted by the European Union, as permitted by the corresponding standard:

•	Amendments to IAS 19, Employee Benefits—Defined Benefit Plans: Employee Contributions—these amendments allow employee contributions to be deducted from the service cost in the same period in which they are paid, provided certain requirements are met, without having to perform calculations to attribute the reduction to each year of service.

•	Improvements to IFRSs, 2010-2012 cycle—these improvements introduce minor amendments to IFRS 2, IFRS 3, IFRS 8, IAS 16, IAS 24 and IAS 38.

The application of the aforementioned accounting standards did not have any material effects on the Group’s consolidated financial statements.

Lastly, at the date of preparation of these consolidated financial statements, the following standards which effectively come into force after December 31, 2015 had not yet been adopted by the European Union:

•	IFRS 9, Financial Instruments: Classification and Measurement, Hedge Accounting and Impairment (mandatory for reporting periods beginning on or after January 1, 2018). The conceptual change is important in all sections. The financial asset classification and measurement model changes, with the business model being the focal point. The approach of the hedge accounting model attempts to rely more on economic risk management and require fewer rules. Lastly, the impairment model evolves from an incurred loss approach to an expected loss approach.

•	IFRS 15, Revenue from Contracts with Customers (mandatory for annual reporting periods beginning on or after January 1, 2018)—the new standard on the recognition of revenue from contracts with customers. It supersedes the following standards and interpretations currently in force: IAS 18, Revenue; IAS 11, Construction Contracts; IFRIC 13, Customer Loyalty Programs; IFRIC 15, Agreements for the Construction of Real Estate; IFRIC 18, Transfers of Assets from Customers; and SIC-31, Revenue-Barter Transactions Involving Advertising Services. Under IFRS 15, an entity recognizes revenue in accordance with the core principle of the standard by applying the following five steps: identify the contract(s) with a customer; identify the performance obligations in the contract; determine the transaction price; allocate the transaction price to the performance obligations identified in the contract; and recognize revenue when (or as) the entity satisfies a performance obligation.

•	IFRS 16 Leases (mandatory for annual reporting periods beginning on or after January 1, 2019)—this new standard on leases supersedes IAS 17. IFRS 16 introduces a single lessee accounting model; a lessee is required to recognize, with limited exceptions, a right-of-use asset and a lease liability. By contrast, in the case of lessor accounting, a dual model will continue to be used, similar to that currently established in IAS 17.

•	Amendments to IFRS 10 and IAS 28, Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (without a defined mandatory effective date)—these amendments establish that a gain or loss must be recognized for the full amount when the transaction involves assets that constitute a business (whether the business is housed in a subsidiary or not). When the transaction involves assets that do not constitute a business, a partial gain or loss is recognized, even if these assets are housed in a subsidiary.

The Group is currently analyzing the possible effects of these new standards and interpretations.

All accounting policies and measurement bases with a material effect on the consolidated financial statements for 2015 were applied in their preparation.

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

Although these estimates were made on the basis of the best information available at 2015 year-end, future events might make it necessary to change these estimates (upwards or downwards) in coming years. Changes in accounting estimates would be applied prospectively, recognizing the effects of the change in estimates in the related consolidated income statement.

d)	Information relating to 2014 and 2013

As required by the applicable accounting standards, the balances relating to the segment reporting disclosed in Note 52 for the years ended December 31, 2014 and 2013 were adjusted with respect to those shown in the consolidated financial statements for 2014, as a result of the amendments to the management and presentation criteria mentioned in that note.

In 2014 the Group recognized the effects of the accounting changes introduced by the application of IFRIC 21, Levies, which amended the accounting for the contributions made by Santander UK to the Financial Services Compensation Scheme, as well as for those made by the Spanish financial institutions in the Group to the Deposit Guarantee Fund. The consolidated statements of changes in total equity for 2014 and 2013 include the impact on equity at the beginning of each of those years arising from the retrospective application of the aforementioned interpretation, which gave rise to a reduction in equity of EUR 260 million at January 1, 2014 (January 1, 2013: EUR 63 million).

Also, in 2013 the Group applied the accounting changes introduced by the amendment to IAS 19, Employee Benefits, which, inter alia, eliminated the possibility of deferring recognition of a portion of actuarial gains and losses. The consolidated statement of changes in total equity for 2013 includes the impact on equity at the beginning of that year arising from the retrospective application of the aforementioned amendment, which gave rise to a reduction in equity of EUR 3,051 million at January 1, 2013.

e)	Capital management

i. Regulatory and economic capital

The Group’s capital management is performed at regulatory and economic levels.

The aim is to secure the Group’s solvency and guarantee its economic capital adequacy and its compliance with regulatory requirements, as well as an efficient use of capital.

To this end, the regulatory and economic capital figures and their associated metrics -return on risk-weighted assets (RORWA), return on risk-adjusted capital (RORAC) and value creation of each business unit- are generated, analyzed and reported to the relevant governing bodies on a regular basis.

Within the framework of the internal capital adequacy assessment process (Pillar II of the Basel Capital Accord), the Group uses an economic capital measurement model with the objective of ensuring that there is sufficient capital available to support all the risks of its activity in various economic scenarios, with the solvency levels agreed upon by the Group; at the same time the Group assesses, also in the various scenarios, whether it meets the regulatory capital ratio requirements.

In order to adequately manage the Group’s capital, it is essential to estimate and analyze future needs, in anticipation of the various phases of the business cycle. Projections of regulatory and economic capital are made based on the budgetary information (balance sheet, income statement, etc.) and the macroeconomic scenarios defined by the Group’s economic research service. These estimates are used by the Group as a reference when planning the management actions (issues, securitizations, etc.) required to achieve its capital targets.

In addition, certain stress scenarios are simulated in order to assess the availability of capital in adverse situations. These scenarios are based on sharp fluctuations in macroeconomic variables (GDP, interest rates, housing prices, etc.) that mirror historical crises that could happen again or plausible but unlikely stress situations.

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

Directive 2013/36 (CRD IV) was transposed into Spanish legislation through Law 10/2014 on the regulation, supervision and capital adequacy of credit institutions, and its subsequent implementing regulations contained in Royal Decree-Law 84/2015. Regulation 575/2013 is directly applicable in EU Member States as from January 1, 2014 and repeals all lower-ranking rules providing for additional capital requirements.

Regulation 575/2013 (CRR) establishes a phase-in that will permit a progressive adaptation to the new requirements in the European Union. These phase-in arrangements were incorporated into Spanish regulations through the approval of Royal Decree-Law 14/2013 and Bank of Spain Circular 2/2014. They affect both the new deductions and the issues and items of own funds which cease to be eligible as such under this new regulation. The capital buffers provided for in CRD IV are also subject to phase-in; they are applicable for the first time in 2016 and must be fully implemented by 2019.

The Basel regulatory framework is based on three pillars. Pillar I sets out the minimum capital requirements to be met, and provides for the possibility of using internal ratings and models (the Advanced Internal Ratings-Based (AIRB) approach) in the calculation of risk-weighted exposures. The aim is to render regulatory requirements more sensitive to the risks actually borne by entities in carrying on their business activities. Pillar II establishes a supervisory review system to improve internal risk management and internal capital adequacy assessment based on the risk profile. Lastly, Pillar III defines the elements relating to disclosures and market discipline.

At December 31, 2015, the Group met the minimum capital requirements established by current legislation.

ii. Plan for the roll-out of advanced approaches and authorization from the supervisory authorities

The Group intends to adopt, over the next few years, the advanced internal ratings-based (AIRB) approach under Basel II for substantially all its banks, until the percentage of exposure of the loan portfolio covered by this approach exceeds 90%.

Accordingly, the Group continued in 2015 with the project for the progressive implementation of the technology platforms and methodological improvements required for the roll-out of the AIRB approach for regulatory capital calculation purposes at the various Group units.

To date the Group has obtained authorization from the supervisory authorities to use the AIRB approach for the calculation of regulatory capital requirements for credit risk for the Parent and the main subsidiaries in Spain, the United Kingdom and Portugal, as well as for certain portfolios in Germany, Mexico, Brazil, Chile, the Nordic countries (Norway, Sweden and Finland), France and the United States. In 2015 approval was obtained for the auto loan portfolios of the consumer finance unit in the Nordic countries, and the foundation IRB approach was maintained for the corporate and retail portfolios in France which joined the Group following the agreement reached with Banque PSA Finance (see Note 3.b xiii).

As regards the other risks explicitly addressed under Basel Pillar I, the Group is authorized to use its internal model for market risk for its treasury trading activities in Madrid, Chile, Portugal and Mexico.

Also, the Group has regulatory approval for its corporate methodology, enabling it to calculate, for the market risk of the trading book, the incremental default and migration risk charge (IRC – Incremental Risk Charge) and stressed value at risk (VaR).

In 2015 the Group stepped up the pace of its transition towards an advanced operational risk management (AORM) approach. The objective of the AORM program is, on the one hand, to bolster the current operational risk management framework and, on the other, to achieve best market practices and to leverage the monitoring of an integrated consolidated operational risk profile in order to proactively direct the business strategy and tactical decision-making. The AORM program will enable the Group to have capital estimation models in place in the main geographical areas, both for economic capital and stress testing purposes and with a view to their potential application for regulatory capital purposes. For the purpose of calculating regulatory capital for operational risk, Santander Group has been applying the standardized approach provided for under the European Capital Requirements Directive. On February 3, 2016, the European Central Bank authorized the use of the Alternative Standardized Approach to calculate the capital requirements at consolidated level for operational risk at Banco Santander (Brasil) S.A.

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

No significant events occurred from January 1, 2016 to April 20, 2016 on which these consolidated financial statements were authorized for issue.

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

Translation of functional currencies to euros

The balances in the financial statements of consolidated entities (or entities accounted for using the equity method) whose functional currency is not the euro are translated to euros as follows:

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

The exchange differences arising on the translation to euros of the financial statements denominated in functional currencies other than the euro are recognized in equity under Valuation adjustments—Exchange differences in the consolidated balance sheet, whereas those arising on the translation to euros of the financial statements of entities accounted for using the equity method are recognized in equity under Valuation adjustments—Entities accounted for using the equity method, until the related item is derecognized, at which time they are recognized in profit or loss.

iv.	Entities located in hyperinflationary economies

In 2009 the Group sold substantially all its businesses in Venezuela and at December 31, 2013 its net assets in that country amounted to only EUR 1 million. At December 31, 2015 and 2014, the Group did not have any net assets in Venezuela.

In view of the foregoing, at December 31, 2015, 2014 and 2013 none of the functional currencies of the consolidated entities and associates located abroad related to hyperinflationary economies as defined by International Financial Reporting Standards as adopted by the European Union. Accordingly, at the end of the last three reporting periods it was not necessary to adjust the financial statements of any of the consolidated entities or associates to correct for the effect of inflation.

v.	Exposure to foreign currency risk

The Group hedges a portion of its long-term foreign currency positions using foreign exchange derivative financial instruments (see Note 36). Also, the Group manages foreign currency risk dynamically by hedging its short-term position (with a potential impact on profit or loss) in order to limit the impact of currency depreciations while optimizing the finance cost of the hedges.

The following tables show the sensitivity of consolidated profit and total equity to the changes in the foreign currency positions resulting from all the Group’s foreign currency items caused by 1% variations in the various foreign currencies in which the Group has material balances.

The estimated effect on the total equity attributable to the Group and on consolidated profit of a 1% appreciation of the euro against the corresponding currency is as follows:

	Millions of euros
	Effect on total equity			Effect on consolidated profit
Currency	2015	2014	2013	2015	2014	2013

US dollar	(167.2)	(114.6)	(74.2)	(8.7)	(14.9)	(9.0)
Chilean peso	(23.7)	(23.3)	(16.2)	(5.0)	(6.2)	(6.7)
Pound sterling	(194.2)	(195.0)	(173.1)	(13.0)	(12.6)	(7.9)
Mexican peso	(19.7)	(18.1)	(9.7)	(5.9)	(6.7)	(7.8)
Brazilian real	(93.1)	(138.9)	(73.8)	(13.6)	(3.5)	(3.9)
Polish zloty	(32.8)	(34.1)	(32.5)	(3.9)	(3.8)	(3.8)

Similarly, the estimated effect on the Group’s total equity and on consolidated profit of a 1% depreciation of the euro against the corresponding currency is as follows:

	Millions of euros
	Effect on total equity			Effect on consolidated profit
Currency	2015	2014	2013	2015	2014	2013

US dollar	170.5	117.0	75.7	8.8	15.2	9.2
Chilean peso	24.1	23.8	16.5	5.1	6.4	6.9
Pound sterling	198.2	198.9	176.6	13.2	12.8	8.0
Mexican peso	20.1	18.5	9.9	6.0	6.8	8.0
Brazilian real	94.9	141.8	75.4	13.8	3.6	4.0
Polish zloty	33.4	34.8	33.1	4.0	3.9	3.8

The foregoing data were obtained as follows:

a.	Effect on total equity: in accordance with the accounting policy detailed in Note 2.a.iii, the exchange differences arising on the translation to euros of the financial statements in the functional currencies of the Group entities whose functional currency is not the euro are recognized in total equity. The possible effect that a change in the exchange rates of the related currency would have on the Group’s total equity was therefore determined by applying the aforementioned change to the net value of each unit’s assets and liabilities -including, where appropriate, the related goodwill- and by taking into consideration the offsetting effect of the hedges of net investments in foreign operations.

b.	Effect on consolidated profit: the effect was determined by applying the fluctuations in the average exchange rates used for the year, as indicated in Note 2.a.ii, to translate to euros the income and expenses of the consolidated entities whose functional currency is not the euro, taking into consideration, where appropriate, the offsetting effect of the various hedging transactions in place.

The estimates used to obtain the foregoing data were performed considering the effects of the exchange rate fluctuations in isolation from the effect of the performance of other variables whose changes would affect equity and profit or loss, such as variations in the interest rates of the reference currencies or other market factors. Accordingly, all variables other than the exchange rate fluctuations were kept constant with respect to their positions at December 31, 2015, 2014 and 2013.

b)	Basis of consolidation

i.	Subsidiaries

Subsidiaries are defined as entities over which the Bank has the capacity to exercise control; the Bank controls an entity when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

The financial statements of the subsidiaries are fully consolidated with those of the Bank. Accordingly, all balances and effects of the transactions between consolidated companies are eliminated on consolidation.

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

At December 31, 2015, the Group controlled the following companies in which it held an ownership interest of less than 50% of the share capital: (i) Luri 1, S.A., (ii) Luri 2, S.A., (iii) Luri Land, S.A. and (iv) Super Pagamentos e Administração de Meios Eletrônicos, S.A. The percentage ownership interests in the aforementioned companies were 26%, 30%, 28.20% and 44.62%, respectively (see Exhibit I). Although the Group holds less than half the voting power, it manages and exercises control over these entities. The company object of the first three entities is the acquisition of real estate and other general operations relating thereto, including rental, and the purchase and sale of properties; the company object of the latter entity is the provision of payment services.

The impact of the consolidation of these companies on the Group’s consolidated financial statements is immaterial.

The Appendices contain significant information on the subsidiaries.

ii.	Interests in joint ventures (jointly controlled entities)

Joint ventures are deemed to be ventures that are not subsidiaries but which are jointly controlled by two or more unrelated entities. This is evidenced by contractual arrangements whereby two or more parties have interests in entities so that decisions about the relevant activities require the unanimous consent of all the parties sharing control.

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

At December 31, 2015, the Group exercised joint control of Luri 3, S.A., despite holding 10% of its share capital. This decision is based on the Group’s presence on the company’s board of directors, in which the agreement of all members is required for decision-making.

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

There are certain investments in entities which, although the Group owns 20% or more of their voting power, are not considered to be associates because the Group is not in a position to exercise significant influence over them. These investments are not significant for the Group and are recognized under Available-for-sale financial assets.

The Appendices contain significant information on the associates.

iv.	Structured entities

When the Group incorporates entities, or holds ownership interests therein, to enable its customers to access certain investments, or for the transfer of risks or other purposes (also called structured entities since the voting or similar power is not a key factor in deciding who controls the entity), the Group determines, using internal criteria and procedures and taking into consideration the applicable legislation, whether control (as defined above) exists and, therefore, whether these entities should be consolidated. Specifically, for those entities to which this policy applies (mainly investment funds and pension funds), the Group analyses the following factors:

•	Percentage of ownership held by the Group; 20% is established as the threshold above which a more in-depth analysis is performed.

•	Identification of the fund manager, and verification as to whether it is a company controlled by the Group since this could affect the Group’s ability to direct the relevant activities.

•	Existence of agreements between investors that might require decisions to be taken jointly by the investors, rather than by the fund manager.

•	Existence of currently exercisable removal rights (possibility of removing the manager from his position) since the existence of such rights might limit the manager’s power over the fund, and it may be concluded that the manager is acting as an agent of the investors.

•	Analysis of the fund manager’s remuneration regime, taking into consideration that a remuneration regime that is proportionate to the service rendered does not, generally, create exposure of such importance as to indicate that the manager is acting as the principal Conversely, if the remuneration regime is not proportionate to the service rendered, this might give rise to an exposure that would lead the Group to a different conclusion.

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

Note 3 provides information on the most significant acquisitions and disposals in 2015, 2014 and 2013.

c)	Definitions and classification of financial instruments

i.	Definitions

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

An equity instrument is a contract that evidences a residual interest in the assets of the issuing entity after deducting all of its liabilities.

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

The preference shares contingently convertible into ordinary shares eligible as Additional Tier 1 capital (“CCPSs”) -perpetual preference shares, which may be repurchased by the issuer in certain circumstances, the interest on which is discretionary, and would convert into a variable number of newly issued ordinary shares if the capital ratio of the Bank or its consolidable group falls below a given percentage (trigger event), as those two terms are defined in the related issue prospectuses- are recognized for accounting purposes by the Group as compound instruments. The liability component reflects the issuer’s obligation to deliver a variable number of shares and the equity component reflects the issuer’s discretion in relation to the payment of the related coupons. In order to effect the initial allocation, the Group estimates the fair value of the liability as the amount that would have to be delivered if the trigger event were to occur immediately and, accordingly, the equity component, calculated as the residual amount, is zero. In view of the aforementioned discretionary nature of the payment of the coupons, they are deducted directly from equity.

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

Financial assets are included for measurement purposes in one of the following categories:

•	Financial assets held for trading (at fair value through profit or loss): this category includes financial assets acquired for the purpose of generating a profit in the near term from fluctuations in their prices and financial derivatives that are not designated as hedging instruments.

•	Other financial assets at fair value through profit or loss: this category includes hybrid financial assets not held for trading that are measured entirely at fair value and financial assets not held for trading that are included in this category in order to obtain more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial assets or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Group’s key management personnel. Financial assets may only be included in this category on the date they are acquired or originated.

•	Available-for-sale financial assets: this category includes debt instruments not classified as Held-to-maturity investments, Loans and receivables or Financial assets at fair value through profit or loss, and equity instruments issued by entities other than subsidiaries, associates and jointly controlled entities, provided that such instruments have not been classified as Financial assets held for trading or as Other financial assets at fair value through profit or loss.

•	Loans and receivables: this category includes the investment arising from ordinary lending activities, such as the cash amounts of loans drawn down and not yet repaid by customers or the deposits placed with other institutions, whatever the legal instrument, unquoted debt securities and receivables from the purchasers of goods, or the users of services, constituting part of the Group’s business.

The consolidated entities generally intend to hold the loans and credits granted by them until their final maturity and, therefore, they are presented in the consolidated balance sheet at their amortized cost (which includes any reductions required to reflect the estimated losses on their recovery).

•	Held-to-maturity investments: this category includes debt instruments with fixed maturity and with fixed or determinable payments, for which the Group has both the intention and proven ability to hold to maturity.

iii.	Classification of financial assets for presentation purposes

Financial assets are classified by nature into the following items in the consolidated balance sheet:

•	Cash and balances with central banks: cash balances and balances receivable on demand relating to deposits with the Bank of Spain and other central banks.

•

Loans and advances: includes the debit balances of all credit and loans granted by the Group, other than those represented by securities, as well as finance lease receivables and other debit balances of a financial nature in favor of the Group, such as cheques drawn on credit institutions, balances receivable from clearing houses and settlement agencies for transactions on the stock exchange and organized markets, bonds given in cash, capital calls, fees and commissions receivable for financial guarantees and debit balances arising from transactions not originating in banking transactions and services, such as the collection of rentals and similar items. They are classified, on the basis of the institutional sector to which the debtor belongs, into:

•	Loans and advances to credit institutions: credit of any nature, including deposits and money market operations, in the name of credit institutions.

•	Loans and advances to customers: includes the remaining credit, including money market operations through central counterparties.

•	Debt instruments: bonds and other securities that represent a debt for their issuer, that generate an interest return, and that are in the form of certificates or book entries.

•	Equity instruments: financial instruments issued by other entities, such as shares, which have the nature of equity instruments for the issuer, other than investments in subsidiaries, jointly controlled entities or associates. Investment fund units are included in this item.

•	Trading derivatives: includes the fair value in favor of the Group of derivatives which do not form part of hedge accounting, including embedded derivatives separated from hybrid financial instruments.

•	Changes in the fair value of hedged items in portfolio hedges of interest rate risk: this item is the balancing entry for the amounts credited to the consolidated income statement in respect of the measurement of the portfolios of financial instruments which are effectively hedged against interest rate risk through fair value hedging derivatives.

•	Hedging derivatives: includes the fair value in favor of the Group of derivatives, including embedded derivatives separated from hybrid financial instruments, designated as hedging instruments in hedge accounting.

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

Financial liabilities are included for measurement purposes in one of the following categories:

•	Financial liabilities held for trading (at fair value through profit or loss): this category includes financial liabilities incurred for the purpose of generating a profit in the near term from fluctuations in their prices, financial derivatives not designated as hedging instruments, and financial liabilities arising from the outright sale of financial assets acquired under reverse repurchase agreements (“reverse repos”) or borrowed (short positions).

•	Other financial liabilities at fair value through profit or loss: financial liabilities are included in this category when more relevant information is obtained, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial liabilities or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Group’s key management personnel. Liabilities may only be included in this category on the date when they are incurred or originated.

•	Financial liabilities at amortized cost: financial liabilities, irrespective of their instrumentation and maturity, not included in any of the above-mentioned categories which arise from the ordinary borrowing activities carried on by financial institutions.

v.	Classification of financial liabilities for presentation purposes

Financial liabilities are classified by nature into the following items in the consolidated balance sheet:

•	Deposits: includes all repayable balances received in cash by the Group, other than those instrumented as marketable securities and those having the substance of subordinated liabilities. This item also includes cash bonds and cash consignments received the amount of which may be invested without restriction. Deposits are classified on the basis of the creditor’s institutional sector into:

•	Deposits from central banks: deposits of any nature, including credit received and money market operations received from the Bank of Spain or other central banks.

•	Deposits from credit institutions: deposits of any nature, including credit received and money market operations in the name of credit institutions.

•	Customer deposits: includes the remaining deposits, including money market operations through central counterparties.

•	Marketable debt securities: includes the amount of bonds and other debt represented by marketable securities, other than those having the substance of subordinated liabilities. This item includes the component considered to be a financial liability of issued securities that are compound financial instruments.

•	Trading derivatives: includes the fair value, with a negative balance for the Group, of derivatives, including embedded derivatives separated from the host contract, which do not form part of hedge accounting.

•	Short positions: includes the amount of financial liabilities arising from the outright sale of financial assets acquired under reverse repurchase agreements or borrowed.

•	Subordinated liabilities: amount of financing received which, for the purposes of payment priority, ranks behind ordinary debt. This category also includes the financial instruments issued by the Group which, although capital for legal purposes, do not meet the requirements for classification as equity, such as certain preference shares issued.

•	Other financial liabilities: includes the amount of payment obligations having the nature of financial liabilities not included in other items, and liabilities under financial guarantee contracts, unless they have been classified as non-performing.

•	Changes in the fair value of hedged items in portfolio hedges of interest rate risk: this item is the balancing entry for the amounts charged to the consolidated income statement in respect of the measurement of the portfolios of financial instruments which are effectively hedged against interest rate risk through fair value hedging derivatives.

•	Hedging derivatives: includes the fair value of the Group’s liability in respect of derivatives, including embedded derivatives separated from hybrid financial instruments, designated as hedging instruments in hedge accounting.

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

The fair value of a financial instrument on a given date is taken to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it on an active, transparent and deep market (quoted price or market price). At December 31, 2015, there were no significant investments in quoted financial instruments that had ceased to be recognized at their quoted price because their market could not be deemed to be active.

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

Loans and receivables and Held-to-maturity investments are measured at amortized cost using the effective interest method. Amortized cost is understood to be the acquisition cost of a financial asset or liability plus or minus, as appropriate, the principal repayments and the cumulative amortization (taken to the consolidated income statement) of the difference between the initial cost and the maturity amount. In the case of financial assets, amortized cost also includes any reduction for impairment or uncollectibility. In the case of loans and receivables hedged in fair value hedges, the changes in the fair value of these assets related to the risk or risks being hedged are recognized.

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

The following table shows a summary of the fair values, at the end of 2015, 2014 and 2013, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	Millions of euros
	2015			2014			2013
	Published price quotations in active markets	Internal models	Total	Published price quotations in active markets	Internal models	Total	Published price quotations in active markets	Internal models	Total

Financial assets held for trading	65,849	81,438	147,287	67,319	81,569	148,888	46,472	68,817	115,289
Other financial assets at fair value through profit or loss	3,244	41,799	45,043	3,670	39,003	42,673	3,687	27,694	31,381
Available-for-sale financial assets (1)	92,284	27,962	120,246	90,149	23,455	113,604	62,343	20,415	82,758
Hedging derivatives (assets)	271	7,456	7,727	26	7,320	7,346	221	8,080	8,301
Financial liabilities held for trading	17,058	88,160	105,218	17,409	92,383	109,792	14,643	80,030	94,673
Other financial liabilities at fair value through profit or loss	—	54,768	54,768	—	62,317	62,317	—	42,311	42,311
Hedging derivatives (liabilities)	400	8,537	8,937	226	7,029	7,255	187	5,096	5,283
Liabilities under insurance contracts	—	627	627	—	713	713	—	1,430	1,430

(1)	In addition to the financial instruments measured at fair value shown in the foregoing table, at December 31, 2015, 2014 and 2013, the Group held equity instruments classified as available-for-sale financial assets and carried at cost amounting to EUR 1,790 million, EUR 1,646 million and EUR 1,041 million, respectively (see Note 51.c).

The financial instruments at fair value determined on the basis of published price quotations in active markets (Level 1) include government debt securities, private-sector debt securities, derivatives traded in organized markets, securitized assets, shares, short positions and fixed-income securities issued.

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

The following subsections set forth the most important products and families of derivatives, and the related valuation techniques and inputs, by asset class:

Fixed income and inflation

The fixed income asset class includes basic instruments such as interest rate forwards, interest rate swaps and cross currency swaps, which are valued using the net present value of the estimated future cash flows discounted taking into account basis swap and cross currency spreads determined on the basis of the payment frequency and currency of each leg of the derivative. Vanilla options, including caps, floors and swaptions, are priced using the Black-Scholes model, which is one of the benchmark industry models. More exotic derivatives are priced using more complex models which are generally accepted as standard across institutions.

These pricing models are fed with observable market data such as deposit interest rates, futures rates, cross currency swap and constant maturity swap rates, and basis spreads, on the basis of which different yield curves, depending on the payment frequency, and discounting curves are calculated for each currency. In the case of options, implied volatilities are also used as model inputs. These volatilities are observable in the market for cap and floor options and swaptions, and interpolation and extrapolation of volatilities from the quoted ranges are carried out using generally accepted industry models. The pricing of more exotic derivatives may require the use of non-observable data or parameters, such as correlation (among interest rates and cross-asset), mean reversion rates and prepayment rates, which are usually defined from historical data or through calibration.

Inflation-related assets include zero-coupon or year-on-year inflation-linked bonds and swaps, valued with the present value method using forward estimation and discounting. Derivatives on inflation indices are priced using standard or more complex bespoke models, as appropriate. Valuation inputs of these models consider inflation-linked swap spreads observable in the market and estimations of inflation seasonality, on the basis of which a forward inflation curve is calculated. Also, implied volatilities taken from zero-coupon and year-on-year inflation options are also inputs for the pricing of more complex derivatives.

Equity and foreign exchange

The most important products in these asset classes are forward and futures contracts; they also include vanilla, listed and OTC (over-the-counter) derivatives on single underlying assets and baskets of assets. Vanilla options are priced using the standard Black-Scholes model and more exotic derivatives involving forward returns, average performance, or digital, barrier or callable features are priced using generally accepted industry models or bespoke models, as appropriate. For derivatives on illiquid stocks, hedging takes into account the liquidity constraints in models.

The inputs of equity models consider yield curves, spot prices, dividends, asset funding costs (repo margin spreads), implied volatilities, correlation among equity stocks and indices, and cross-asset correlation. Implied volatilities are obtained from market quotes of European and American-style vanilla call and put options. Various interpolation and extrapolation techniques are used to obtain continuous volatility surfaces for illiquid stocks. Dividends are usually estimated for the mid and long term. Correlations are implied, when possible, from market quotes of correlation-dependent products. In all other cases, proxies are used for correlations between benchmark underlyings or correlations are obtained from historical data.

The inputs of foreign exchange models include the yield curve for each currency, the spot foreign exchange rate, the implied volatilities and the correlation among assets of this class. Volatilities are obtained from European call and put options which are quoted in markets as at-the-money, risk reversal or butterfly options. Illiquid currency pairs are usually handled by using the data of the liquid pairs from which the illiquid currency can be derived. For more exotic products, unobservable model parameters may be estimated by fitting to reference prices provided by other non-quoted market sources.

Credit

The most common instrument in this asset class is the credit default swap (CDS), which is used to hedge credit exposure to third parties. In addition, models for first-to-default (FTD), n-to-default (NTD) and single-tranche collateralized debt obligation (CDO) products are also available. These products are valued with standard industry models, which estimate the probability of default of a single issuer (for CDSs) or the joint probability of default of more than one issuer for FTDs, NTDs and CDOs.

Valuation inputs are the yield curve, the CDS spread curve and the recovery rate. For indices and important individual issuers, the CDS spread curve is obtained in the market. For less liquid issuers, this spread curve is estimated using proxies or other credit-dependent instruments. Recovery rates are usually set to standard values. For listed single-tranche CDOs, the correlation of joint default of several issuers is implied from the market. For FTDs, NTDs and bespoke CDOs, the correlation is estimated from proxies or historical data when no other option is available.

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

The CVA is calculated taking into account potential exposure to each counterparty in each future period. The CVA for a specific counterparty is equal to the sum of the CVA for all the periods. The following inputs are used to calculate the CVA:

•	Expected exposure: including for each transaction the mark-to-market (MtM) value plus an add-on for the potential future exposure for each period. Mitigating factors such as collateral and netting agreements are taken into account, as well as a temporary impairment factor for derivatives with interim payments.

•	LGD: percentage of final loss assumed in a counterparty credit event/default.

•	Probability of default: for cases where there is no market information (the CDS quoted spread curve, etc.), proxies based on companies holding exchange-listed CDSs, in the same industry and with the same external rating as the counterparty, are used.

•	Discount factor curve.

The debit valuation adjustment (DVA) is a valuation adjustment similar to the CVA but, in this case, it arises as a result of the Group’s own risk assumed by its counterparties in OTC derivatives.

The CVA and DVA recognized at December 31, 2015 amounted to EUR 851 million and EUR 531 million, respectively.

Valuation adjustments due to model risk

The valuation models described above do not involve a significant level of subjectivity, since they can be adjusted and recalibrated, where appropriate, through internal calculation of the fair value and subsequent comparison with the related actively traded price. However, valuation adjustments may be necessary when market quoted prices are not available for comparison purposes.

The sources of risk are associated with uncertain model parameters, illiquid underlying issuers, poor quality market data or missing risk factors (sometimes the best available option is to use limited models with controllable risk). In these situations, the Group calculates and applies valuation adjustments in accordance with common industry practice. The main sources of model risk are described below:

In the fixed income markets, the sources of model risk include bond index correlations, basis spread modelling, the risk of calibrating model parameters and the treatment of near-zero or negative interest rates. Other sources of risk arise from the estimation of market data, such as volatilities or yield curves, whether used for estimation or cash flow discounting purposes.

In the equity markets, the sources of model risk include forward skew modelling, the impact of stochastic interest rates, correlation and multi-curve modelling. Other sources of risk arise from managing hedges of digital callable and barrier option payments. Also worthy of consideration as sources of risk are the estimation of market data such as dividends and correlation for quanto and composite basket options.

For specific financial instruments relating to home mortgage loans secured by financial institutions in the UK (which are regulated and partially financed by the Government) and property asset derivatives, the main input is the Halifax House Price Index (HPI). In these cases, risk assumptions include estimations of the future growth and the volatility of the HPI, the mortality rate and the implied credit spreads.

Inflation markets are exposed to model risk resulting from uncertainty around modelling the correlation structure among various CPI rates. Another source of risk may arise from the bid-offer spread of inflation-linked swaps.

The currency markets are exposed to model risk resulting from forward skew modelling and the impact of stochastic interest rate and correlation modelling for multi-asset instruments. Risk may also arise from market data, due to the existence of specific illiquid foreign exchange pairs.

The most important source of model risk for credit derivatives relates to the estimation of the correlation between the probabilities of default of different underlying issuers. For illiquid underlying issuers, the CDS spread may not be well defined.

Set forth below are the financial instruments at fair value whose measurement was based on internal models (Levels 2 and 3) at December 31, 2015, 2014 and 2013:

	Millions of euros
	Fair values calculated using internal models at 12/31/15
	Level 2	Level 3	Valuation techniques	Main assumptions
ASSETS:	156,174	2,481
Financial assets held for trading	80,488	950
Loans and advances to credit institutions	2,293	—	Present Value Method	Yield curves, FX market prices
Loans and advances to customers (a)	6,081	—	Present Value Method	Yield curves, FX market prices
Debt and equity instruments	650	43	Present Value Method	Yield curves, HPI, FX market prices
Trading derivatives	71,464	907
Swaps	52,904	54	Present Value Method, Gaussian Copula (b)	Yield curves, FX market prices, Basis, Liquidity
Exchange rate options	1,005	—	Black-Scholes Model	Yield curves, Volatility surfaces, FX market prices, Liquidity
Interest rate options	8,276	619	Black’s Model, Heath-Jarrow-Morton Model	Yield curves, Volatility surfaces, FX market prices, Liquidity, Correlation
Interest rate futures	84	—	Present Value Method	Yield curves, FX market prices
Index and securities options	1,585	120	Black-Scholes Model	Yield curves, Volatility surfaces, FX & EQ market prices, Dividends, Correlation, Liquidity, HPI
Other	7,610	114	Present Value Method, Monte Carlo simulation and other	Yield curves, Volatility surfaces, FX market prices, Other
Hedging derivatives	7,438	18
Swaps	6,437	18	Present Value Method	FX market prices, Yield curves, Basis
Exchange rate options	—	—	Black-Scholes Model	FX market prices, Yield curves, Volatility surfaces
Interest rate options	19	—	Black’s Model	FX market prices, Yield curves, Volatility surfaces
Other	982	—	N/A	N/A
Other financial assets at fair value through profit or loss	41,285	514
Loans and advances to credit institutions	26,403	—	Present Value Method	FX market prices, Yield curves
Loans and advances to customers (c)	14,213	81	Present Value Method	FX market prices, Yield curves, HPI
Debt and equity instruments	669	433	Present Value Method	FX market prices, Yield curves
Available-for-sale financial assets	26,963	999
Debt and equity instruments	26,963	999	Present Value Method	FX market prices, Yield curves
LIABILITIES:	151,768	324
Financial liabilities held for trading	87,858	302
Deposits from central banks	2,178	—	Present Value Method	FX market prices, Yield curves
Deposits from credit institutions	76	—	Present Value Method	FX market prices, Yield curves
Customer deposits	9,187	—	Present Value Method	FX market prices, Yield curves
Debt and equity instruments	—	—	Present Value Method	Yield curves, HPI, FX market prices
Trading derivatives	74,893	302
Swaps	55,055	1	Present Value Method, Gaussian Copula (b)	FX market prices, Yield curves, Basis, Liquidity, HPI
Exchange rate options	901	—	Black-Scholes Model	FX market prices, Yield curves, Volatility surfaces, Liquidity
Interest rate options	9,240	194	Black’s Model, Heath-Jarrow-Morton Model	FX market prices, Yield curves, Volatility surfaces, Liquidity, Correlation
Index and securities options	2,000	107	Black-Scholes Model	FX & EQ market prices, Yield curves, Volatility surfaces, Dividends, Correlation, Liquidity, HPI
Interest rate and equity futures	101	—	Present Value Method	FX & EQ market prices, Yield curves
Other	7,596	—	Present Value Method, Monte Carlo simulation and other	FX market prices, Yield curves, Volatility surfaces, Other
Short positions	1,524	—	Present Value Method	FX & EQ market prices, Yield curves
Hedging derivatives	8,526	11
Swaps	7,971	11	Present Value Method	FX market prices, Yield curves, Basis
Exchange rate options	—	—	Black-Scholes Model	FX market prices, Yield curves
Interest rate options	12	—	Black’s Model	FX market prices, Yield curves
Other	543	—	N/A	N/A
Other financial liabilities at fair value through profit or loss	54,757	11	Present Value Method	FX market prices, Yield curves
Liabilities under insurance contracts	627	—	See Note 15

	Millions of euros
	Fair values calculated using internal models
	12/31/14		12/31/13
	Level 2	Level 3	Level 2	Level 3	Valuation techniques
ASSETS:	148,760	2,587	123,499	1,507
Financial assets held for trading	80,378	1,191	68,535	282
Loans and advances to credit institutions	1,815	—	5,502	—	Present Value Method
Loans and advances to customers (a)	2,921	—	5,079	—	Present Value Method
Debt and equity instruments	1,768	85	1,585	50	Present Value Method
Trading derivatives	73,874	1,106	56,369	232
Swaps	55,794	116	40,380	56	Present Value Method, Gaussian Copula (b)
Exchange rate options	1,000	—	849	16	Black-Scholes Model
Interest rate options	8,385	768	7,375	—	Black’s Model, Heath-Jarrow-Morton Model
Interest rate futures	132	—	16	—	Present Value Method
Index and securities options	2,420	111	2,953	56	Black-Scholes Model
Other	6,143	111	4,796	104	Present Value Method, Monte Carlo simulation and other
Hedging derivatives	7,320	—	8,080	—
Swaps	7,058	—	6,920	—	Present Value Method
Exchange rate options	40	—	400	—	Black-Scholes Model
Interest rate options	28	—	24	—	Black’s Model
Other	194	—	736	—	N/A
Other financial assets at fair value through profit or loss	38,323	680	27,184	510
Loans and advances to credit institutions	28,592	—	13,444	—	Present Value Method
Loans and advances to customers (c)	8,892	78	13,135	61	Present Value Method
Debt and equity instruments	839	602	605	449	Present Value Method
Available-for-sale financial assets	22,739	716	19,700	715
Debt and equity instruments	22,739	716	19,700	715	Present Value Method
LIABILITIES:	161,890	552	128,762	105
Financial liabilities held for trading	91,847	536	79,970	60
Deposits from central banks	2,041	—	3,866	—	Present Value Method
Deposits from credit institutions	5,531	—	7,468	—	Present Value Method
Customer deposits	5,544	—	8,500	—	Present Value Method
Debt and equity instruments	—	—	1	—	Present Value Method
Trading derivatives	76,644	536	57,260	60
Swaps	56,586	49	41,156	2	Present Value Method, Gaussian Copula (b)
Exchange rate options	1,033	—	660	—	Black-Scholes Model
Interest rate options	9,816	294	8,457	—	Black’s Model, Heath-Jarrow-Morton Model
Index and securities options	3,499	193	4,252	—	Black-Scholes Model
Interest rate and equity futures	165	—	88	—	Present Value Method
Other	5,545	—	2,647	58	Present Value Method, Monte Carlo simulation and other
Short positions	2,087	—	2,875	—
Hedging derivatives	7,029	—	5,096	—	Present Value Method
Swaps	6,901	—	4,961	—	Present Value Method
Exchange rate options	2	—	1	—	Black-Scholes Model
Interest rate options	14	—	13	—	Black’s Model
Other	112	—	121	—	N/A
Other financial liabilities at fair value through profit or loss	62,301	16	42,266	45	Present Value Method
Liabilities under insurance contracts	713	—	1,430	—	See Note 15

(a)	Includes mainly short-term loans and reverse repurchase agreements with corporate customers (mainly brokerage and investment companies).
(b)	Includes credit risk derivatives with a net fair value of EUR 46 million at December 31, 2015 (December 31, 2014 and 2013: positive net fair value of EUR 83 million and EUR 56 million, respectively). These assets and liabilities are measured using the Standard Gaussian Copula Model.
(c)	Includes home mortgage loans to financial institutions in the UK (which are regulated and partly financed by the Government). The fair value of these loans was obtained using observable market variables, including current market transactions with similar amounts and collateral facilitated by the UK Housing Association. Since the Government is involved in these financial institutions, the credit risk spreads have remained stable and are homogeneous in this sector. The results arising from the valuation model are checked against current market transactions.

Level 3 financial instruments

Set forth below are the Group’s main financial instruments measured using unobservable market data as significant inputs of the internal models (Level 3):

•	Instruments in Santander UK’s portfolio (loans, debt instruments and derivatives) linked to the House Price Index (HPI). Even if the valuation techniques used for these instruments may be the same as those used to value similar products (present value in the case of loans and debt instruments, and the Black-Scholes model for derivatives), the main factors used in the valuation of these instruments are the HPI spot rate, the growth and volatility thereof, and the mortality rates, which are not always observable in the market and, accordingly, these instruments are considered illiquid.

•	HPI spot rate: for some instruments the NSA HPI spot rate, which is directly observable and published on a monthly basis, is used. For other instruments where regional HPI rates must be used (published quarterly), adjustments are made to reflect the different composition of the rates and adapt them to the regional composition of Santander UK’s portfolio.

•	HPI growth rate: this is not always directly observable in the market, especially for long maturities, and is estimated in accordance with existing quoted prices. To reflect the uncertainty implicit in these estimates, adjustments are made based on an analysis of the historical volatility of the HPI, incorporating reversion to the mean.

•	HPI volatility: the long-term volatility is not directly observable in the market but is estimated on the basis of shorter-term quoted prices and by making an adjustment to reflect the existing uncertainty, based on the standard deviation of historical volatility over various time periods.

•	Mortality rates: these are based on published official tables and adjusted to reflect the composition of the customer portfolio for this type of product at Santander UK.

•	Illiquid CDOs and CLOs in the portfolio of the treasury unit in Madrid. These are measured by grouping together the securities by type of underlying (sector/country), payment hierarchy (prime, mezzanine, junior, etc.), and assuming forecast conditional prepayment rates (CPR) and default rates, adopting conservative criteria.

•	Trading derivatives on baskets of shares. These are measured using advanced local and stochastic volatility models, through Monte Carlo simulations; the main unobservable input is the correlation between the prices of the shares in each basket in question.

•	Callable interest rate trading derivatives (Bermudan-style options) where the main unobservable input is mean reversion of interest rates.

In 2014 the Group reclassified to Level 3 the interest-rate derivatives with periodic call options and the options on baskets of listed shares. The reason for the reclassification was the greater significance in the fair value of the aforementioned financial instruments of the illiquidity in the inputs used (the mean reversion of interest rates and the correlations between the underlyings, respectively). These products relate almost exclusively to derivatives transactions performed as a service for the Group’s customers.

In 2015 the Group did not make any significant reclassifications of financial instruments to Level 3.

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

The net loss recognized in profit or loss in 2015 arising from models whose significant inputs are unobservable market data amounted EUR 28 million (2014 and 2013: gains of EUR 302 million and EUR 46 million, respectively).

The table below shows the effect, at December 31, 2015, on the fair value of the main financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by applying the probable valuation ranges of the main unobservable inputs detailed in the following table:

Portfolio / Instrument (Level 3)	Valuation technique	Main unobservable inputs	Range	Weighted average	Impacts (in millions of euros)
					Unfavorable scenario	Favorable scenario
Financial assets held for trading
Debt instruments	Partial differential equations	Long-term volatility	27% - 41%	35.25%	(0.1)	0.1
Trading derivatives	Present Value Method	Curves on TAB indices (*)	(a)	(a)	(2.1)	2.1
	Present Value Method	Prepayment curves	(a)	(a)	(0.7)	0.7
	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%-5%	2.65%	(39.4)	34.9
	Present Value Method, Modified Black-Scholes Model	HPI spot rate	N/A	688.3(**)	(11.4)	11.4
	Standard Gaussian Copula Model	Probability of default	0%-5%	2.09%	(3.2)	2.3
	Advanced local and stochastic volatility models	Correlation between share prices	59%-79%	69%	(5.7)	5.7
	Advanced multi-factor interest rate models	Mean reversion of interest rates	0.0001-0.03	0.01(***)	—	37.3
Hedging derivatives (assets)	Advanced multi-factor interest rate models	Mean reversion of interest rates	0.0001-0.03	3.0%	(0.03)	—
Other financial assets at fair value through profit or loss
Loans and advances to customers	Probability-weighted set (per forecast mortality rates) of European HPI options, using the Black-Scholes model	HPI forward growth rate	0%-5%	2.8%	(8.0)	6.3
Debt and equity instruments	Probability-weighted set (per forecast mortality rates) of HPI forwards, using the present value model	HPI forward growth rate	0%-5%	2.7%	(51.6)	45.8
	Probability-weighted set (per forecast mortality rates) of HPI forwards, using the present value model	HPI spot rate	N/A	688.3(**)	(26.0)	26.0
Available-for-sale financial assets
Debt and equity instruments	Present Value Method and other	Default and prepayment rates, cost of capital, long-term earnings growth rate	(a)	(a)	(0.8)	0.8
Financial liabilities held for trading
Trading derivatives	Present Value Method, Modified Black-Scholes Model	HPI forward growth rate	0%-5%	2.1%	(19.8)	14.2
	Present Value Method, Modified Black-Scholes Model	HPI spot rate	N/A	659.2(**)	(19.2)	21.0
	Present Value Method, Modified Black-Scholes Model	Curves on TAB indices (*)	(a)	(a)	—	—
	Advanced local and stochastic volatility models	Correlation between share prices	59%-79%	69%	(b )	(b	)
	Advanced multi-factor interest rate models	Mean reversion of interest rates	0.0001-0.03	0.01(***)	(b )	(b	)
Hedging derivatives (liabilities)	Advanced multi-factor interest rate models	Mean reversion of interest rates	0.0001-0.03	3.0%	(0.03)	—
Other financial liabilities at fair value through profit or loss	—	—			(b )	(b	)

(*)	TAB: “Tasa Activa Bancaria” (Active Bank Rate). Average interest rates on 30-, 90-, 180- and 360-day deposits published by the Chilean Association of Banks and Financial Institutions (ABIF) in nominal currency (Chilean peso) and in real terms, adjusted for inflation (in Chilean unit of account (Unidad de Fomento—UF)).
(**)	There are national and regional HPIs. The HPI spot value is the weighted average of the indices that correspond to the positions of each portfolio. The impact reported is in response to a 10% shift.
(***)	Theoretical average value of the parameter. The change made for the favorable scenario is from 0.0001 to 0.03. An unfavorable scenario was not considered as there was no margin for downward movement from the parameter’s current level. The Group is also exposed, to a lesser extent, to this type of derivative in currencies other than the euro and, therefore, both the average and the range of the unobservable inputs are different. The impact in an unfavorable scenario would be losses of EUR 6.5 million.
(a)	The exercise was conducted for the unobservable inputs described in the Main unobservable inputs column under probable scenarios. The range and weighted average value used are not shown because the aforementioned exercise was conducted jointly for various inputs or variants thereof (e.g. the TAB input comprises vector-time curves, for which there are also nominal yield curves and inflation-indexed yield curves), and it was not possible to break down the results separately by type of input. In the case of the TAB curve the gain or loss is reported for changes of +/-100 b.p. for the total sensitivity to this index in Chilean pesos and UFs.
(b)	The Group calculates the potential effect on the valuation of each of these instruments on a joint basis, irrespective of whether their individual value is positive (asset) or negative (liability), and discloses the joint effect associated with the corresponding instruments classified on the asset side of the consolidated balance sheet.

Lastly, the changes in the financial instruments classified as Level 3 in 2015, 2014 and 2013 were as follows:

	2014	Changes									2015
Millions of euros	Fair value calculated using internal models (Level 3)	Purchases	Sales	Issues	Settlements	Changes in fair value recognized in profit or loss (unrealized)	Changes in fair value recognized in profit or loss (realized)	Changes in fair value recognized in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)

Financial assets held for trading	1,191	—	(272)	—	—	31	(7)	—	(2)	9	950
Debt and equity instruments	85	—	(38)	—	—	(11)	8	—	(2)	1	43
Trading derivatives	1,106	—	(234)	—	—	42	(15)	—	—	8	907
Swaps	116	—	(63)	—	—	17	(15)	—	—	(1)	54
Interest rate options	768	—	(119)	—	—	(28)	—	—	—	(2)	619
Index and securities options	111	—	(45)	—	—	51	—	—	—	3	120
Other	111	—	(7)	—	—	2	—	—	—	8	114
Hedging derivatives	—	—	—	—	—	1	—	—	17	—	18
Swaps	—	—	—	—	—	1	—	—	17	—	18
Other financial assets at fair value through profit or loss	680	7	(47)	—	—	(64)	—	—	—	(62)	514
Loans and advances to customers	78	—	(5)	—	—	2	—	—	—	6	81
Debt and equity instruments	602	7	(42)	—	—	(66)	—	—	—	(68)	433
Available-for-sale financial assets	716	18	(75)	—	(72)	—	—	271	139	2	999
TOTAL ASSETS	2,587	25	(394)	—	(72)	(32)	(7)	271	154	(51)	2.481

Financial liabilities held for trading	536	4	(230)	—	—	(15)	—	—	—	7	302
Trading derivatives	536	4	(230)	—	—	(15)	—	—	—	7	302
Swaps	49	—	(47)	—	—	(1)	—	—	—	—	1
Interest rate options	294	—	(71)	—	—	(30)	—	—	—	1	194
Index and securities options	193	4	(112)	—	—	16	—	—	—	6	107
Hedging derivatives	—	—	(16)	—	—	8	—	—	5	14	11
Swaps	—	—	(16)	—	—	8	—	—	5	14	11
Other financial liabilities at fair value through profit or loss	16	—	(9)	—	—	(4)	—	—	—	8	11
TOTAL LIABILITIES	552	4	(255)	—	—	(11)	—	—	5	29	324

	2013	Changes									2014
Millions of euros	Fair value calculated using internal models (Level 3)	Purchases	Sales	Issues	Settlements	Changes in fair value recognized in profit or loss (unrealized)	Changes in fair value recognized in profit or loss (realized)	Changes in fair value recognized in equity	Level reclassifications	Other	Fair value calculated using internal models (Level 3)

Financial assets held for trading	282	182	(14)	—	—	174	(7)	—	575	(1)	1,191
Debt and equity instruments	50	4	(1)	—	—	—	—	—	32	—	85
Trading derivatives	232	178	(13)	—	—	174	(7)	—	543	(1)	1,106
Swaps	56	—	(2)	—	—	(7)	(7)	—	52	24	116
Exchange rate options	16	—	—	—	—	—	—	—	—	(16)	—
Interest rate options	—	162	(5)	—	—	257	—	—	359	(5)	768
Index and securities options	56	16	—	—	—	(100)	—	—	132	7	111
Other	104	—	(6)	—	—	24	—	—	—	(11)	111
Other financial assets at fair value through profit or loss	510	37	(5)	—	—	61	—	—	90	(13)	680
Loans and advances to customers	61	—	(5)	—	—	18	—	—	—	4	78
Debt and equity instruments	449	37	—	—	—	43	—	—	90	(17)	602
Available-for-sale financial assets	715	35	(55)	—	(36)	—	—	(35)	78	14	716
TOTAL ASSETS	1,507	254	(74)	—	(36)	235	(7)	(35)	743	—	2,587

Financial liabilities held for trading	60	48	(6)	—	—	(71)	(2)	—	503	4	536
Trading derivatives	60	48	(6)	—	—	(71)	(2)	—	503	4	536
Swaps	2	—	—	—	—	2	(2)	—	47	—	49
Interest rate options	—	41	—	—	—	56	—	—	197	—	294
Index and securities options	—	7	(6)	—	—	(128)	—	—	259	61	193
Other	58	—	—	—	—	(1)	—	—	—	(57)	—
Other financial liabilities at fair value through profit or loss	45	—	(26)	—	—	(1)	—	—	—	(2)	16
TOTAL LIABILITIES	105	48	(32)	—	—	(72)	(2)	—	503	2	552

	2012	Changes								2013
Millions of euros	Fair value calculated using internal models (Level 3)	Purchases	Sales	Issues	Settlements	Changes in fair value recognized in profit or loss (unrealized)	Changes in fair value recognized in profit or loss (realized)	Changes in fair value recognized in equity	Other	Fair value calculated using internal models (Level 3)

Financial assets held for trading	395	131	(164)	—	(44)	(4)	2	—	(34)	282
Debt and equity instruments	—	46	—	—	—	8	—	—	(4)	50
Trading derivatives	395	85	(164)	—	(44)	(12)	2	—	(30)	232
Swaps	109	—	(62)	—	—	19	—	—	(10)	56
Exchange rate options	46	—	(1)	—	—	(8)	(3)	—	(18)	16
Index and securities options	—	85	—	—	(39)	—	—	—	10	56
Other	240	—	(101)	—	(5)	(23)	5	—	(12)	104
Other financial assets at fair value through profit or loss	469	111	(32)	—	(17)	18	9	—	(48)	510
Loans and advances to customers	74	—	—	—	(11)	(8)	6	—	—	61
Debt and equity instruments	395	111	(32)	—	(6)	26	3	—	(48)	449
Available-for-sale financial assets	424	277	(48)	—	—	(1)	(2)	73	(8)	715
TOTAL ASSETS	1,288	519	(244)	—	(61)	13	9	73	(89)	1,507

Financial liabilities held for trading	99	—	(18)	—	(14)	(11)	13	—	(9)	60
Customer deposits	7	—	—	—	—	—	—	—	(7)	—
Trading derivatives	92	—	(18)	—	(14)	(11)	13	—	(2)	60
Swaps	8	—	(6)	—	—	(1)	—	—	1	2
Exchange rate options	6	—	(6)	—	—	—	—	—	—	—
Other	78	—	(6)	—	(14)	(10)	13	—	(3)	58
Other financial liabilities at fair value through profit or loss	106	—	(42)	—	—	(14)	(12)	—	7	45
TOTAL LIABILITIES	205	—	(60)	—	(14)	(25)	1	—	(2)	105

iv.	Recognition of fair value changes

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

Adjustments due to changes in fair value arising from:

•	Available-for-sale financial assets are recognized temporarily under Valuation adjustments - Available-for-sale financial assets, unless they relate to exchange differences, in which case they are recognized in equity under Valuation adjustments - Exchange differences (net), or to exchange differences arising on monetary financial assets, in which case they are recognized in Exchange differences (net) in the consolidated income statement.

•	Items charged or credited to Valuation adjustments - Available-for-sale financial assets and Valuation adjustments - Exchange differences (net) in equity remain in the Group’s total equity until the asset giving rise to them is impaired or derecognized, at which time they are recognized in the consolidated income statement.

•	Unrealized gains on available-for-sale financial assets classified as Non-current assets held for sale because they form part of a disposal group or a discontinued operation are recognized in equity under Valuation adjustments - Non-current assets held for sale.

v.	Hedging transactions

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

b.	In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognized temporarily in equity under Valuation adjustments - Cash flow hedges until the forecast transactions occur, when it is recognized in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability.

c.	In hedges of a net investment in a foreign operation, the gains or losses attributable to the portion of the hedging instruments qualifying as an effective hedge are recognized temporarily in equity under Valuation adjustments - Hedges of net investments in foreign operations until the gains or losses on the hedged item are recognized in profit or loss.

d.	The ineffective portion of the gains or losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation is recognized directly under Gains/losses on financial assets and liabilities (net) in the consolidated income statement.

If a derivative designated as a hedge no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified for accounting purposes as a trading derivative.

When fair value hedge accounting is discontinued, the adjustments previously recognized on the hedged item are amortized to profit or loss at the effective interest rate recalculated at the date of hedge discontinuation. The adjustments must be fully amortized at maturity.

When cash flow hedge accounting is discontinued, any cumulative gain or loss on the hedging instrument recognized in equity under Valuation adjustments (from the period when the hedge was effective) remains in this equity item until the forecast transaction occurs, at which time it is recognized in profit or loss, unless the transaction is no longer expected to occur, in which case the cumulative gain or loss is recognized immediately in profit or loss.

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

Accordingly, financial assets are only derecognized when the rights to the cash flows they generate have expired or when substantially all the inherent risks and rewards have been transferred to third parties. Similarly, financial liabilities are only derecognized when the obligations they generate have been extinguished or when they are acquired with the intention either to cancel them or to resell them.

f)	Offsetting of financial instruments

Financial asset and liability balances are offset, i.e. reported in the consolidated balance sheet at their net amount, only if the Group entities currently have a legally enforceable right to set off the recognized amounts and intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Following is the detail of financial assets and liabilities that were offset in the consolidated balance sheets as at December 31, 2015, 2014 and 2013:

	December 31, 2015
	Millions of euros
Assets	Gross amount of financial assets	Gross amount of financial liabilities offset in the balance sheet	Net amount of financial assets presented in the balance sheet

Derivatives	127,017	(42,566)	84,451
Reverse repurchase agreements	59,158	(2,066)	57,092

Total	186,175	(44,632)	141,543

	December 31, 2014
	Millions of euros
Assets	Gross amount of financial assets	Gross amount of financial liabilities offset in the balance sheet	Net amount of financial assets presented in the balance sheet

Derivatives	128,076	(43,872)	84,204
Reverse repurchase agreements	57,882	(7,064)	50,818

Total	185,958	(50,936)	135,022

	December 31, 2013
	Millions of euros
Assets	Gross amount of financial assets	Gross amount of financial liabilities offset in the balance sheet	Net amount of financial assets presented in the balance sheet

Derivatives	86,813	(19,613)	67,200
Reverse repurchase agreements	59,990	(12,463)	47,527

Total	146,803	(32,076)	114,727

	December 31, 2015
	Millions of euros
Liabilities	Gross amount of financial liabilities	Gross amount of financial assets offset in the balance sheet	Net amount of financial liabilities presented in the balance sheet

Derivatives	127,917	(42,566)	85,351
Repurchase agreements	97,169	(2,066)	95,103

Total	225,086	(44,632)	180,454

	December 31, 2014
	Millions of euros
Liabilities	Gross amount of financial liabilities	Gross amount of financial assets offset in the balance sheet	Net amount of financial liabilities presented in the balance sheet

Derivatives	130,175	(43,872)	86,303
Repurchase agreements	113,075	(7,064)	106,011

Total	243,250	(50,936)	192,314

	December 31, 2013
	Millions of euros
Liabilities	Gross amount of financial liabilities	Gross amount of financial assets offset in the balance sheet	Net amount of financial liabilities presented in the balance sheet

Derivatives	83,783	(19,613)	64,170
Repurchase agreements	103,621	(12,463)	91,158

Total	187,404	(32,076)	155,328

Also, the Group has offset other items amounting to EUR 2,036 million (December 31, 2014 and 2013: EUR 2,084 million and EUR 2,267 million, respectively).

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

When an asset is considered to be impaired, the interest accrual is suspended and any amounts received are used to recognize the accrued interest and the remainder, if any, to reduce the principal amount outstanding.

Transactions classified as non-performing due to arrears are reclassified as standard if, as a result of the collection of a portion or the sum of the unpaid instalments, the reasons for classifying such transactions as non-performing cease to exist, i.e. they no longer have any amount more than 90 days past due, unless other subjective reasons remain for classifying them as non-performing. The refinancing of non-performing loans does not result in their reclassification to standard unless: there is certainty that the customer can make payment in accordance with the new schedule; the customer provides effective guarantees or collateral; the customer pays the current interest receivable; and the customer complies with the established cure period (see Note 54).

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

The balances relating to impaired assets continue to be recognized on the balance sheet, for their full amounts, until the Group considers that the recovery of those amounts is remote.

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

When the recovery of a financial asset is considered remote, it is written off, together with the related allowance, without prejudice to any actions that the consolidated entities may initiate to seek collection until their contractual rights are extinguished due to expiry of the statute-of-limitations period, forgiveness or any other cause.

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

With respect to the coverage of loss arising from credit risk, the Group must meet the Bank of Spain requirements, which establish that, until the Spanish regulatory authority has verified and approved the internal models for the calculation of the allowance for losses arising from credit risk (to date it has only approved the internal models to be used to calculate regulatory capital), entities must calculate their credit risk coverage as follows:

a.	Specific allowance for impaired assets:

The allowance for debt instruments not measured at fair value through profit or loss that are classified as non-performing is generally recognized in accordance with the criteria set forth below:

i.	Assets classified as non-performing due to counterparty arrears:

Debt instruments, whoever the obligor and whatever the guarantee or collateral, with amounts more than 90 days past due are provisioned individually, taking into account the age of the past-due amounts, the guarantees or collateral provided and the financial situation of the counterparty and the guarantors.

ii.	Assets classified as non-performing for reasons other than counterparty arrears:

Debt instruments which are not classifiable as non-performing due to arrears but for which there are reasonable doubts as to their repayment under the contractual terms are provisioned individually, and their allowance is the difference between the amount recognized in assets and the present value of the cash flows expected to be received.

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

Country risk is considered to be the risk associated with counterparties resident in a given country due to circumstances other than normal commercial risk (sovereign risk, transfer risk and risks arising from international financial activity). Based on the countries’ economic performance, political situation, regulatory and institutional framework, and payment capacity and record, the Group classifies all the transactions performed with third parties into six different groups, from group 1 (transactions with ultimate obligors resident in European Economic Area countries, Switzerland, the United States, Canada, Japan, Australia and New Zealand) to group 6 (transactions the recovery of which is considered remote due to circumstances attributable to the country), assigning to each group the loan loss allowance percentages resulting from the aforementioned analyses. However, due to the size of the Group and to the proactive management of its country risk exposure, the allowances recognized for country risk are not material with respect to the allowances recognized for loan losses.

However, the coverage of the Group’s losses arising from credit risk must also meet the regulatory requirements of IFRSs and, therefore, the Group checks the allowances calculated as described above against those obtained from internal models for the calculation of the coverage of losses arising from credit risk, in order to confirm that there are no material differences.

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

•	Loss given default (LGD) is the loss arising in the event of default. It depends mainly on the discounting of the guarantees associated with the transaction and the future flows that are expected to be recovered.

In addition to all of the above, the calculation of the incurred loss takes into account the adjustment to the cycle of the aforementioned factors (PD and LGD) and historical experience and other specific information that reflects current conditions.

At December 31, 2015, the estimated incurred losses due to credit risk calculated by the Group’s internal models did not differ materially from the allowances calculated on the basis of the Bank of Spain’s requirements.

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

The Group has in place a corporate policy that ensures the professional competence and the independence and objectivity of the external appraisal agencies, in accordance with the regulations, which require appraisal agencies to meet independence, neutrality and credibility requirements, so that the use of their estimates does not reduce the reliability of its valuations. This policy establishes that all the appraisal companies and agencies with which the Group works in Spain should be registered in the Official Register of the Bank of Spain and that the appraisals performed by them should follow the methodology established in Ministry of Economy Order ECO/805/2003, of March 27. The main appraisal companies and agencies with which the Group worked in Spain in 2015 are as follows: Eurovaloraciones, S.A., Ibertasa, S.A., Tinsa Tasaciones Inmobiliarias, S.A.U., Tasaciones Hipotecarias Renta, S.A., Krata, S.A. and Compañía Hispania de Tasaciones y Valoraciones, S.A. Also, this policy establishes that the various subsidiaries abroad work with appraisal companies that have recent experience in the area and the type of asset under appraisal and meet the independence requirements established in the corporate policy. They should verify, inter alia, that the appraisal company is not a party related to the Group and that its billings to the Group in the last twelve months do not exceed 15% of the appraisal company’s total billings.

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

Subsequent to initial recognition, the Group measures its non-current assets at the lower of their fair value less costs to sell and their carrying amount. The Group measures foreclosed property assets located in Spain by taking into consideration the appraisal value on the date of foreclosure and the length of time each asset has been recognized in the balance sheet. Property assets under construction are measured taking into account the stage of completion of the property, not the final value. In addition, in order to check at the end of each reporting period that the measurement made using the aforementioned criteria does not differ from fair value, the Group requests an independent expert to perform an appraisal.

At December 31, 2015, the fair value less costs to sell of non-current assets held for sale exceeded their carrying amount by EUR 990 million; however, in accordance with the applicable accounting standards, this unrealized gain could not be recognized.

The valuation of the non-current assets held for sale portfolio performed by the independent expert conforms to the Appraisal and Valuation Standards published by the Royal Institution of Chartered Surveyors (RICS) and the International Valuation Standards published by the International Valuation Standards Council (IVSC), in relation to the estimation of the fair value of tangible assets and the value in use of financial assets.

The internationally recognized RICS methodology is considered to be appropriate for valuations of this kind, since it reflects the current market situation and, implicitly, a potential investor’s internal rate of return (IRR) requirements.

The value of the portfolio is calculated as the sum of the values of the individual items composing it, irrespective of any total or batch grouping performed for the purpose of correcting the individual values.

The non-current assets held for sale portfolio is valued by applying mainly the models indicated below using the latest available appraisals, corrected on the basis of a series of macroeconomic and property market variables, as follows:

•	Market Value Model based on Average Market Value Evolution Series (M-Ser) - This methodology is used in the revaluation of housing units, parking lots, offices, commercial premises and multi-purpose industrial buildings. The current market value of the properties is estimated based on a projection of the latest available appraisal, using a revaluation rate calculated on the basis of the historical series of average market values (sales prices only), and drawing a distinction by asset location and type. The valuations performed using this approach are considered as Level 2 valuations.

•	Market Value Model based on Average Market Value Evolution Series for Rural Properties (M-INE) - This methodology is used in the revaluation of rural properties. A method is used which, by applying statistical procedures to the agricultural land price database published by the Spanish National Statistics Institute (INE), estimates the possible current market value of rural properties. The agricultural land price database published by the INE is prepared from data furnished by the Spanish Ministry for Agriculture, Food and Environmental Affairs. The valuations performed using this approach are considered as Level 2 valuations.

•	Market Value Model based on Statistical Evolution of Land Values (M-Ter) - This methodology is used in the revaluation of non-rural land. The current market value is estimated based on a projection of the latest available appraisal, using a revaluation rate calculated by means of statistical series of the evolution of the average value of land per built square meter at various stages of urban development, and drawing a distinction by asset location and type. The valuations performed using this approach are considered as Level 3 valuations, since they use unobservable inputs, such as the statistical series of the evolution of the average value of land per built square meter at various stages of urban development.

At December 31, 2015, 36.7% of the non-current assets held for sale related to urban land.

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

The most significant items forming part of the technical provisions (see Note 15) are detailed below:

•	Non-life insurance provisions:

i)	Provision for unearned premiums: relates to the portion of the premiums received at year-end that is allocable to the period from the reporting date to the end of the policy cover period.

ii)	Provisions for unexpired risks: this supplements the provision for unearned premiums to the extent that the amount of the latter is not sufficient to reflect all the assessed risks and expenses to be covered by the insurance companies in the policy period not elapsed at the reporting date.

•	Life insurance provisions: represent the value of the net obligations acquired vis-à-vis life insurance policyholders. These provisions include:

i)	Provision for unearned premiums and unexpired risks: this relates to the portion of the premiums received at year-end that is allocable to the period from the reporting date to the end of the policy cover period.

ii)	Mathematical provisions: these relate to the value of the insurance companies’ obligations, net of the policyholders’ obligations. These provisions are calculated on a policy-by-policy basis using an individual capitalization system, taking as a basis for the calculation the premium accrued in the year, and in accordance with the technical bases of each type of insurance updated, where appropriate, by the local mortality tables.

•	Provision for claims outstanding: this reflects the total obligations outstanding arising from claims incurred prior to the reporting date. This provision is calculated as the difference between the total estimated or certain cost of the claims not yet reported, settled or paid and all the amounts already paid in relation to such claims.

•	Provision for bonuses and rebates: this provision includes the amount of the bonuses accruing to policyholders, insureds or beneficiaries and that of any premiums to be returned to policyholders or insureds, to the extent that such amounts have not been assigned at the reporting date. These amounts are calculated on the basis of the conditions of the related individual policies.

•	Technical provisions for life insurance policies where the investment risk is borne by the policyholders: these provisions are calculated on the basis of the indices established as a reference to determine the economic value of the policyholders’ rights.

k)	Tangible assets

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

Investment property reflects the carrying amount of the land, buildings and other structures held either to earn rentals or for capital appreciation.

The criteria used to recognize the acquisition cost of investment property, to calculate its depreciation and its estimated useful life and to recognize any impairment losses thereon are consistent with those described in relation to property, plant and equipment for own use.

The Group determines periodically the fair value of its investment property so that, at the end of the reporting period, the fair value reflects the market conditions of the investment property at that date. This fair value is determined annually, taking as benchmarks the valuations performed by independent experts.

The methodology used to determine the fair value of investment property is selected based on the status of the asset in question; thus, for properties earmarked for lease, the valuations are performed using the sales comparison approach, whereas for leased properties the valuations are made primarily using the income capitalization approach and, alternatively, the sales comparison approach.

•	In the sales comparison approach, the property market segment for comparable properties is analyzed, inter alia, and, based on specific information on actual transactions and firm offers, current prices are obtained for cash sales of those properties. The valuations performed using this approach are considered as Level 2 valuations.

•

In the income capitalization approach, the cash flows estimated to be obtained over the useful life of the property are discounted taking into account factors that may influence the amount and actual receipt thereof, such as: (i) the payments that are normally received on comparable properties; (ii) current and probable future occupancy; (iii) the current or foreseeable default rate on payments. The valuations performed using this approach are considered as Level 3 valuations, since unobservable inputs are used, such as current and probable future occupancy and/or the current or foreseeable default rate on payments.

At December 31, 2015, 73.21% of the Group’s investment properties were leased out.

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

p)	Court proceedings and/or claims in process

At the end of 2015 certain court proceedings and claims were in process against the consolidated entities arising from the ordinary course of their operations (see Note 25).

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

However, the recognition of accrued interest in the consolidated income statement is suspended for debt instruments individually classified as impaired and for the instruments for which impairment losses have been assessed collectively because they have payments more than 90 days past due. Any interest that may have been recognized in the consolidated income statement before the corresponding debt instruments were classified as impaired, and that had not been collected at the date of that classification, is considered when determining the allowance for loan losses; accordingly, if subsequently collected, this interest is recognized as a reversal of the related impairment losses. Interest whose recognition in the consolidated income statement has been suspended is accounted for as interest income, when collected, on a cash basis.

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

It should be noted that there are no material differences between the cash flows relating to interest received and interest paid and the interest received and interest paid recognized in the consolidated income statement. Accordingly, these items are not disclosed separately in the consolidated statements of cash flows.

ab)	Consolidated statements of recognized income and expense

This statement presents the income and expenses generated by the Group as a result of its business activity in the year, and a distinction is made between the income and expenses recognized in the consolidated income statement for the year and the other income and expenses recognized directly in total equity.

Accordingly, this statement presents:

a.	Consolidated profit for the year.

b.	The net amount of the income and expenses recognized in equity under Valuation adjustments that will not be reclassified to profit or loss.

c.	The net amount of the income and expenses recognized in equity that may be reclassified subsequently to profit or loss.

d.	The income tax incurred in respect of the items indicated in b) and c) above, except for the valuation adjustments arising from investments in associates or jointly controlled entities accounted for using the equity method, which are presented net.

e.	Total consolidated recognized income and expense, calculated as the sum of a) to d) above, presenting separately the amount attributable to the Parent and the amount relating to non-controlling interests.

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

This statement presents all the changes in equity, including those arising from changes in accounting policies and from the correction of errors. Accordingly, this statement presents a reconciliation of the carrying amount at the beginning and end of the year of all the total equity items, and the changes are grouped together on the basis of their nature into the following items:

a.	Adjustments due to changes in accounting policies and to errors: include the changes in total equity arising as a result of the retrospective restatement of the balances in the consolidated financial statements, distinguishing between those resulting from changes in accounting policies and those relating to the correction of errors.

b.	Income and expense recognized in the year: includes, in aggregate form, the total of the aforementioned items recognized in the consolidated statement of recognized income and expense.

c.	Other changes in equity: includes the remaining items recognized in equity, including, inter alia, increases and decreases in capital, distribution of profit, transactions involving own equity instruments, equity-instrument-based payments, transfers between equity items and any other increases or decreases in total equity.

3.	Santander Group

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

It was agreed to carry out the transaction through a capital increase at Bank Zachodni WBK S.A., whose new shares would be offered to KBC and the other shareholders of Kredyt Bank S.A. in exchange for their shares in Kredyt Bank S.A. The related exchange ratio was established at 6.96 shares of Bank Zachodni WBK S.A. for every 100 shares of Kredyt Bank S.A.

In the first few days of 2013, following receipt of the related authorization from the Polish financial regulator (KNF), the aforementioned transaction was carried out. As a result, the Group controlled approximately 75.2% of the post-merger entity and KBC controlled approximately 16.2%, with the remaining 8.6% being owned by non-controlling interests. This transaction gave rise to an increase of EUR 1,037 million in Non-controlling interests – EUR 169 million as a result of the acquisition of control of Kredyt Bank S.A. and EUR 868 million as a result of the reduction in the percentage of ownership of Bank Zachodni WBK S.A.

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

ii. Merger by absorption of Banesto and Banco Banif

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

iii. Insurance business in Spain

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

iv. Agreement with Elavon Financial Services Limited

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

v. Agreement with Warburg Pincus and General Atlantic

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

Following these transactions, at the end of 2013, 2014 and 2015 the Group held a 50% ownership interest in SAM and controlled this company jointly with the aforementioned shareholders (see Note 13).

As a result of the above-mentioned transaction, the Group recognized a gain of EUR 1,372 million under Gains/(losses) on disposal of assets not classified as non-current assets held for sale in the consolidated income statement for 2013 (see Note 49), of which EUR 671 million related to the fair value of the 50% ownership interest retained by the Group.

vi. Sale of Altamira Asset Management

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

vii. Santander Consumer USA

In January 2014 the public offering of shares of Santander Consumer USA Inc. (SCUSA) was completed and the company was admitted to trading on the New York Stock Exchange. The placement represented 21.6% of SCUSA’s share capital, of which 4.23% related to the holding sold by the Group. Following this sale, the Group held 60.74% of the share capital of SCUSA. Both Sponsor Auto Finance Holdings Series LP (Sponsor Holdings) -an investee of funds controlled by Warburg Pincus LLC, Kohlberg Kravis Roberts & Co. L.P. and Centerbridge Partners L.P.- and DDFS LLC (DDFS) - a company controlled by Thomas G. Dundon, the Chief Executive Officer of SCUSA- also reduced their holdings.

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

As a result of the aforementioned transaction, the Group recognized a gain net of tax of EUR 730 million at its gross amount under Gains/(losses) on disposal of assets not classified as non-current assets held for sale in the consolidated income statement for 2014 (see Notes 27 and 49), of which EUR 688 million related to the recognition at fair value of the ownership interest held by the Group.

Had the business combination taken place on January 1, 2014, the results contributed to the Group by SCUSA would not have varied significantly from those recognized in the consolidated income statement for 2014.

Also, on July 3, 2015, the Group announced that it had reached an agreement to purchase the 9.68% ownership interest held by DDFS LLC in SCUSA for USD 928 million. Following this transaction, which is subject to the receipt of the relevant regulatory authorizations, the Group will have an ownership interest of approximately 68.62% in SCUSA.

viii. Agreement with El Corte Inglés

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

ix. Getnet Tecnologia Em Captura e Processamento de Transações H.U.A.H., S.A.

On April 7, 2014, Banco Santander (Brasil), S.A. announced that it had reached an agreement to purchase through an investee all the shares of Getnet Tecnologia Em Captura e Processamento de Transações H.U.A.H., S.A. (“Getnet”). The transaction was completed on July 31, 2014 and the price was set at BRL 1,156 million (approximately EUR 383 million), giving rise to goodwill of EUR 229 million, which was included in the Banco Santander (Brasil) cash-generating unit (see Note 17).

Among the agreements reached, the Group granted a put option to the non-controlling shareholders of Getnet Adquirência e Serviços para Meios de Pagamento, S.A. on all the shares held by them (11.5% of the share capital of this company). The Group recognized the corresponding liability amounting to EUR 308 million with a charge to equity.

In 2014 Getnet Tecnologia Em Captura e Processamento de Transações H.U.A.H., S.A. contributed EUR 11 million to the Group’s profit. Had the business combination taken place on January 1, 2014, the profit contributed to the Group in 2014 would have been approximately EUR 21 million.

x. Banco Santander (Brasil), S.A.

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

Acquisition of non-controlling interests in Banco Santander (Brasil), S.A.

On April 28, 2014, the Bank’s board of directors approved a bid for the acquisition of all the shares of Banco Santander (Brasil), S.A. not then owned by the Group, which represented approximately 25% of the share capital of Banco Santander (Brasil), S.A., offering in consideration Bank shares in the form of Brazilian Depositary Receipts (BDRs) or American Depositary Receipts (ADRs). As part of the bid, the Bank requested that its shares be listed on the São Paulo Stock Exchange in the form of BDRs.

The offer was voluntary, in that the non-controlling shareholders of Banco Santander (Brasil), S.A. were not obliged to participate, and it was not conditional upon a minimum acceptance level. The consideration offered, following the adjustment made as a result of the application of the Santander Dividendo Elección scrip dividend scheme in October 2014, consisted of 0.7152 new Banco Santander shares for each unit or ADR of Banco Santander (Brasil), S.A. and 0.3576 new Banco Santander shares for each ordinary or preference share of Banco Santander (Brasil), S.A.

The bid was accepted by holders of 13.65% of the share capital of Banco Santander (Brasil), S.A. Accordingly, the Group’s ownership interest in Banco Santander (Brasil), S.A. rose to 88.30% of its share capital. To cater for the exchange, the Bank, executing the agreement adopted by the extraordinary general meeting held on September 15, 2014, issued 370,937,066 shares, representing approximately 3.09% of the Bank’s share capital at the issue date. The aforementioned transaction gave rise to an increase of EUR 185 million in Share capital, EUR 2,372 million in Share premium and EUR 15 million in Reserves, and a reduction of EUR 2,572 million in Non-controlling interests.

The shares of Banco Santander (Brasil), S.A. continue to be listed on the São Paulo and New York stock exchanges.

xi. Agreement with CNP

On July 10, 2014, the Bank announced that it had reached an agreement for the French insurance company CNP to acquire a 51% stake in the three insurance companies based in Ireland (Santander Insurance Life Limited, Santander Insurance Europe Limited and Santander Insurance Services Ireland Limited) that distribute life and non-life products through the Santander Consumer Finance network.

In December 2014, after the regulatory authorizations had been obtained, CNP paid EUR 297 million to acquire 51% of the share capital of the three aforementioned insurance companies and, therefore, control thereof. The agreement also included deferred payments to CNP in 2017 and 2020, and deferred amounts receivable by the Group in 2017, 2020 and 2023, based on the business plan.

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

xii. Agreement with GE Capital

On June 23, 2014, the Group announced that Santander Consumer Finance, S.A., the Group’s consumer finance unit, had reached an agreement with GE Money Nordic Holding AB to acquire GE Capital’s business in Sweden, Denmark and Norway for approximately EUR 693 million (SEK 6,408 million). On November 6, 2014, following the receipt of the relevant authorizations, the acquisition was completed.

The detail of the fair values of the identifiable assets acquired and liabilities assumed at the business combination date is as follows:

Millions of euros
Cash and balances with central banks	28
Loans and advances to credit institutions	179
Loans and receivables - Loans and advances to customers (*)	2,099
Intangible assets	22
Other assets	62

Total assets	2,390

Deposits from credit institutions	1,159
Customer deposits	769
Subordinated liabilities	81
Other liabilities	79

Total liabilities	2,088

Net asset value	302

Consideration paid	693

Goodwill	391

(*)	In estimating their fair value, the value of the loans was reduced by EUR 75 million.

In 2014 this business contributed EUR 8 million to the Group’s profit. Had the business combination taken place on January 1, 2014, the profit contributed to the Group in 2014 would have been approximately EUR 94 million.

xiii. Agreement with Banque PSA Finance

The Group, through its subsidiary Santander Consumer Finance, S.A., and Banque PSA Finance, the vehicle financing unit of the PSA Peugeot Citroën Group, entered into an agreement in 2014 for the operation of the vehicle financing business in twelve European countries. Pursuant to the terms of the agreement, the Group will finance this business, under certain circumstances and conditions, from the date on which the transaction is completed. In addition, in certain countries, the Group will purchase a portion of the current lending portfolio of Banque PSA Finance. A cooperation agreement for the insurance business in all these countries is also included.

In January 2015 the related regulatory authorizations to commence activities in France and the United Kingdom were obtained and, accordingly, on February 2, 2015 the Group acquired 50% of Société Financière de Banque - SOFIB and PSA Finance UK Limited for EUR 462 million and EUR 148 million, respectively.

In addition, under the framework agreement, PSA Insurance Europe Limited and PSA Life Insurance Europe Limited (both insurance companies with registered office in Malta) were incorporated on May 1, in which the Group contributed 50% of the share capital, amounting to EUR 23 million. On August 3, the Group acquired a full ownership interest in PSA Gestão - Comércio E Aluguer de Veiculos, S.A. (a company with registered office in Portugal) and the loan portfolio of the Portuguese branch of Banque PSA Finance for EUR 10 million and EUR 25 million, respectively. On October 1, PSA Financial Services Spain, E.F.C., S.A. (a company with registered office in Spain) was incorporated, in which the Group contributed EUR 181 million (50% of the share capital).

In 2015 these businesses contributed EUR 121 million to the Group’s profit. Had the business combination taken place on January 1, 2015, the profit contributed to the Group in 2015 would have been approximately EUR 159 million.

xiv. Carfinco Financial Group

On September 16, 2014, the Bank announced that it had reached an agreement to purchase the listed Canadian company Carfinco Financial Group Inc. (“Carfinco”), a company specializing in vehicle financing.

In order to acquire Carfinco, Santander Holding Canada Inc. was incorporated, a company 96.4% owned by Banco Santander, S.A. and 3.6% owned by certain members of the former management group. On March 6, 2015, all of Carfinco was acquired through the aforementioned holding company for EUR 209 million, giving rise to goodwill of EUR 162 million.

In 2015 this business contributed EUR 6 million to the Group’s profit. Had the business combination taken place on January 1, 2015, the profit contributed to the Group in 2015 would have been approximately EUR 7 million.

xv. Metrovacesa

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

The fair value of the investment held was calculated using the fair value of the net assets and liabilities at the acquisition-date.

The measurement at fair value of the investment held prior to the acquisition of control had an adverse effect of EUR 143 million on profit or loss in 2014. Consequently, the aforementioned transaction gave rise to the recognition of a gain of EUR 17 million in the consolidated income statement for 2014.

The results contributed by Metrovacesa, S.A. until December 23, 2014, the date of the business combination, are broken down in Note 41.

Lastly, on September 15, 2015, the Group acquired 13.8% of Metrovacesa, S.A. from Banco Sabadell, S.A. for EUR 253 million, raising its ownership interest to 72.51%, this transaction gave rise to an increase of EUR 18 million in reserves.

xvi. Banco Internacional do Funchal (Banif)

On December 21, 2015, the Group announced that the Bank of Portugal, as the ruling authority, decided to award Banco Santander Totta, S.A., the Portuguese subsidiary of Banco Santander, S.A., the commercial business of BANIF- Banco Internacional do Funchal, S.A. and, accordingly, the businesses and branches of this entity became part of the Group.

The transaction was performed through the transfer of a substantial portion (commercial banking business) of the assets and liabilities of BANIF- Banco Internacional do Funchal, S.A. for which the Group paid EUR 150 million.

The detail of the provisional fair values of the identifiable assets acquired and liabilities assumed at the business combination date is as follows:

Millions of euros
Cash and balances with central banks	2,510
Loans and advances to credit institutions	424
Debt instruments	1,824
Loans and advances to customers	5,320
Other assets	218

Total assets	10,296

Deposits from central banks	2,110
Deposits from credit institutions	1,052
Customer deposits	4,430
Marketable debt securities	1,697
Other liabilities	574

Total liabilities	9,863

Net asset value	433

Consideration paid	150

Gain on the acquisition	283

Since the acquisition took place by the end of December 2015, these businesses did not contribute materially to the Group’s profit.

xvii. Custody business

On June 19, 2014, the Group announced that it had reached an agreement with FINESP Holdings II B.V., a subsidiary of Warburg Pincus, to sell a 50% stake in Santander’s custody business in Spain, Mexico and Brazil. The remaining 50% will be retained by the Group. At December 31, 2015, the sale remained subject to the receipt of the relevant regulatory authorizations.

On March 16, 2016, the parties agreed to leave aside the original investment structure and continue to work in good faith until June 30, 2016 on an alternative investment structure that would allow the sale by Santander of the 50% stake referred to above.

xviii. Agreement with UniCredit, Warburg Pincus and General Atlantic

On April 23, 2015, the Group announced that, together with its partners Warburg Pincus and General Atlantic, it had entered into a preliminary and exclusive agreement with UniCredit, subject to the signing of the final agreement, to merge Santander Asset Management and Pioneer Investments.

The agreement provides for the creation of a new company comprising the local asset managers of Santander Asset Management and Pioneer Investments. The Group will have a 33.3% direct stake in the new company, UniCredit another 33.3%, and Warburg Pincus and General Atlantic will share a 33.3% stake. Pioneer Investments’ operations in the United States will not be included in the new company but rather will be owned by UniCredit (50%) and Warburg Pincus and General Atlantic (50%).

On November 11, 2015, the final framework agreement was signed by UniCredit, Santander, Warburg Pincus and General Atlantic for the integration of these businesses in accordance with the aforementioned structure. At present the transactions is scheduled to be completed in 2016 once the preconditions established in the framework agreement have been met and the relevant regulatory authorizations have been obtained.

c)	Off-shore entities

At the reporting date, under current Spanish legislation, the Group had ten subsidiaries resident in off-shore territories, although these territories are not considered to be tax havens as defined by the OECD and the European Commission. Three of these subsidiaries are currently in liquidation and, over the next few years, four more subsidiaries are expected to be liquidated (one issuer and three companies which have reduced activity or are inactive).

Following these planned disposals, the Group would have three substantially inactive off-shore subsidiaries in Jersey and the Isle of Man:

•	Abbey National International Limited (Jersey), which is substantially inactive following the transfer in 2015 of most of its business to the Jersey branch of Santander UK plc.

•	Whitewick Limited (Jersey), an inactive company.

•	ALIL Services Limited (Isle of Man), currently providing substantially reduced services.

The individual results of the three subsidiaries listed above, calculated in accordance with local accounting principles, are shown in the Appendices to these notes to the consolidated financial statements together with other data thereon.

These three subsidiaries contributed a profit of approximately EUR 11 million to the Group’s consolidated profit in 2015.

Also, the Group has five branches: three in the Cayman Islands, one in the Isle of Man and one in Jersey. These branches report to, and consolidate their balance sheets and income statements with, their respective foreign parents.

The aforementioned jurisdictions had 118 employees in total at December 2015.

In 2015 Spain signed information exchange agreements with Jersey, Guernsey and the Isle of Man, which are expected to enter into force in 2016. An agreement is also expected to be signed in the future with the Cayman Islands. All these territories will cease to be tax havens under Spanish law when the aforementioned agreements come into force and, consequently, the Group would no longer have any entities in off-shore territories. In addition, these jurisdictions have successfully passed the evaluations conducted by the Global Forum on Transparency and Exchange of Information for Tax Purposes, and are not considered to be tax havens by the OECD. Furthermore, they are not considered to be off-shore centers by the European Commission.

Also, the Group manages from Brazil a segregated portfolio company called Santander Brazil Global Investment Fund SPC in the Cayman Islands, and manages from the United Kingdom a protected cell company in Guernsey called Guaranteed Investment Products 1 PCC Limited. The Group also has, directly or indirectly, certain financial investments located in tax havens including Olivant Limited in Guernsey.

The Group also has five subsidiaries domiciled in off-shore territories that are not considered to be off-shore entities since they are resident for tax purposes in, and operate exclusively from, the UK (two of these subsidiaries are expected to be liquidated in 2016).

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

4.	Distribution of the Bank’s profit, shareholder remuneration scheme and earnings per share

a)	Distribution of the Bank’s profit and shareholder remuneration scheme

The distribution of the Bank’s net profit for 2015 that the board of directors will propose for approval by the shareholders at the annual general meeting is as follows:

Millions of euros

First and third interim dividends and final dividend	2,159
Acquisition, with a waiver of exercise, of bonus share rights from the shareholders which, under the Santander Dividendo Elección scrip dividend scheme, opted to receive in cash remuneration equivalent to the second interim dividend	109

2,268
Of which:
Approved at December 31, 2015 (*)	1,546
Final dividend	722

To voluntary reserves	9

Net profit for the year	2,277

(*)	Recognized under Shareholders’ equity - Dividends and remuneration.

In addition to the EUR 2,268 million indicated above, EUR 607 million in shares were allocated to the remuneration of shareholders under the shareholder remuneration scheme (Santander Dividendo Elección) approved by the shareholders at the annual general meeting held on March 27, 2015, whereby the Bank offered shareholders the possibility to opt to receive an amount equivalent to the second interim dividend out of 2015 profit in cash or new shares.

The board of directors will propose to the shareholders at the annual general meeting that remuneration of EUR 0.20 per share be paid for 2015.

b)	Earnings per share from continuing and discontinued operations

i.	Basic earnings per share

Basic earnings per share are calculated by dividing the net profit attributable to the Group (adjusted by the after-tax amount of the remuneration of contingently convertible preference shares recognized in equity - see Note 23) by the weighted average number of ordinary shares outstanding during the year, excluding the average number of treasury shares held in the year.

Accordingly:

	12/31/15	12/31/14	12/31/13
Profit attributable to the Group (millions of euros)	5,966	5,816	4,175
Remuneration of contingently convertible preference shares (millions of euros)	(276)	(131)	—

	5,690	5,685	4,175
Of which:
Profit (Loss) from discontinued operations (net of non-controlling interests) (millions of euros)	—	(26)	(15)
Profit from continuing operations (net of non-controlling interests) (millions of euros)	5,690	5,711	4,190
Weighted average number of shares outstanding	14,113,617,450	11,858,689,721	10,836,110,583

Adjusted number of shares	14,113,617,450	11,858,689,721	10,836,110,583

Basic earnings per share (euros)	0.40	0.48	0.39

Basic earnings per share from discontinued operations (euros)	0.00	(0.00)	(0.00)

Basic earnings per share from continuing operations (euros)	0.40	0.48	0.39

ii.	Diluted earnings per share

Diluted earnings per share are calculated by dividing the net profit attributable to the Group (adjusted by the after-tax amount of the remuneration of contingently convertible preference shares recognized in equity - see Note 23) by the weighted average number of ordinary shares outstanding during the year, excluding the average number of treasury shares and adjusted for all the dilutive effects inherent to potential ordinary shares (share options, and convertible debt instruments).

Accordingly, diluted earnings per share were determined as follows:

	12/31/15	12/31/14	12/31/13
Profit attributable to the Group (millions of euros)	5,966	5,816	4,175
Remuneration of contingently convertible preference shares (millions of euros)	(276)	(131)	—
Dilutive effect of changes in profit for the year arising from potential conversion of ordinary shares	—	—	—

	5,690	5,685	4,175
Of which:
Profit (Loss) from discontinued operations (net of non-controlling interests) (millions of euros)	—	(26)	(15)
Profit from continuing operations (net of non-controlling interests) (millions of euros)	5,690	5,711	4,190
Weighted average number of shares outstanding	14,113,617,450	11,858,689,721	10,836,110,583
Dilutive effect of options/rights on shares	26,779,882	29,829,103	51,722,251

Adjusted number of shares	14,140,397,332	11,888,518,824	10,887,832,834

Diluted earnings per share (euros)	0.40	0.48	0.38

Diluted earnings per share from discontinued operations (euros)	0.00	(0.00)	(0.00)

Diluted earnings per share from continuing operations (euros)	0.40	0.48	0.38

5.	Remuneration and other benefits paid to the Bank’s directors and senior managers

The following sections of this Note contain qualitative and quantitative disclosures on the remuneration paid to the members of the board of directors -both executive and non-executive directors- and senior managers for 2015 and 2014. These disclosures include the information relating to all the members of the board of directors or senior managers who formed part of these governing bodies in 2015 even if retired at some time during the year.

Following is a summary of the remuneration paid to the Bank’s executive directors and senior managers who formed part of these governing bodies at the end of 2015 and 2014:

	Thousands of euros
	2015	2014
Current executive directors	24,692	22,364
Current senior managers	56,076	81,785

	80,768	104,419	-22.7%

a)	Remuneration of directors

i.	Bylaw-stipulated emoluments

The annual general meeting held on March 22, 2013 approved an amendment to the Bylaws, whereby the remuneration of directors in their capacity as board members became an annual fixed amount determined by the annual general meeting. This amount shall remain in effect unless the shareholders resolve to change it at a general meeting. However, the board of directors may elect to reduce the amount in any years in which it deems such action justified. The remuneration established for 2015 by the annual general meeting, as for 2014, was EUR 6 million, with two components: (a) an annual emolument and (b) attendance fees.

The specific amount payable for the above-mentioned items to each of the directors is determined by the board of directors. For such purpose, it takes into consideration the positions held by each director on the board, their membership of the board and the board committees and their attendance of the meetings thereof, and any other objective circumstances considered by the board.

The total bylaw-stipulated emoluments earned by the directors in 2015 amounted to EUR 5.2 million.

Annual emolument

The amounts received individually by the directors in 2015 and 2014 based on the positions held by them on the board and their membership of the board committees were as follows:

	Euros
	2015	2014
Members of the board of directors	84,954	84,954
Members of the executive committee	170,383	170,383
Members of the audit committee	39,551	39,551
Members of the appointments committee	23,730	23,730
Members of the remuneration committee	23,730	23,730
Members of the risk, regulation and compliance oversight committee	39,551	20,697
Chairman of the appointments committee	50,000	—
Chairman of the remuneration committee	50,000	—
Chairman of the risk, regulation and compliance oversight committee	50,000	26,164
Coordinating director	111,017	—
Non-executive deputy chairmen	28,477	28,477

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

Meeting attendance fees	Euros
2008-2015
Board of directors
Resident directors	2,540
Non-resident directors	2,057
Executive risk committee, audit committee and risk, regulation and compliance oversight committee
Resident directors	1,650
Non-resident directors	1,335
Other committees (except the executive committee)
Resident directors	1,270
Non-resident directors	1,028

ii.	Salaries

The executive directors receive salaries. In accordance with the policy approved by the general meeting, salaries are composed of fixed annual remuneration and variable remuneration comprising, in turn, the so-called deferred conditional variable remuneration plan (bonus) and a Long-term incentive (Performance Share Plan or “ILP”) (see Note 47).

The deferred conditional variable remuneration plan (bonus), the fifth cycle of which was approved in 2015, has a payment schedule similar to that of previous cycles (see Note 47). Accordingly, 40% of the bonus is determined at year-end on the basis of the achievement of the targets set, and is paid immediately, while the remaining 60% is deferred over five years (2014: three years), for it to be paid, as the case may be, in five portions (2014: three portions) on the achievement of the conditions stipulated for the payment of each portion. Both the immediate (short-term) and deferred (long-term, conditional) payments are settled 50% in cash and 50% in Santander shares.

The ILP for the executive directors was set in 2015 by the board, at the proposal of the remuneration committee, at a maximum benchmark value of 20% of the bonus (2014: 15%). Based on the maximum benchmark value, at the proposal of the remuneration committee and in view of the Group’s earnings per share and return on tangible equity (ROTE) for 2015 with respect to the budgets, the board of directors determined for each executive director the “Agreed ILP Amount” in euros, which in turn determines, for each executive director, the maximum number of shares that the executive director may, as the case may be, receive; this number was calculated taking into account the market price of the Santander share in the 15 trading sessions prior to January 26, 2016, which was EUR 3.971 per share. The accrual and the amount of this variable remuneration are linked to the achievement of the multiannual targets described in Note 47, and it will be deferred over three years and paid, as the case may be, in early 2019.

iii.	Detail by director

The detail, by Bank director, of the short-term (immediate payment) remuneration for 2015 and 2014 is provided below:

Directors	Thousands of euros
	2015														2014
	Bylaw-stipulated emoluments								Short-term salaries of executive directors				Other remuneration (a)	Total	Total
	Annual emolument						Attendance fees
	Board	Executive committee	Audit committee	Appointments committee	Remuneration committee	Risk, regulation and compliance oversight committee	Board	Other fees
									Fixed	Variable - immediate payment		Total
										In cash	In shares
Ms. Ana Botín-Sanz de Sautuola y O’Shea
Chief executive officer of Santander UK	—	—	—	—	—	—	—	—	—	—	—	—	—	—	3,010
Chair	85	170	—	—	—	—	53	—	2,500	840	840	4,180	396	4,884	1,453
Mr. José Antonio Álvarez Álvarez (1)	85	170	—	—	—	—	48	38	2,000	558	558	3,116	1,468	4,925	—
Mr. Rodrigo Echenique Gordillo (2)	85	170	—	—	—	—	51	88	1,500	414	414	2,328	26	2,748	526
Mr. Matías Rodríguez Inciarte	85	170	—	—	—	—	53	132	1,710	573	573	2,856	169	3,465	3,484
Mr. Guillermo de la Dehesa Romero	113	170	—	24	24	40	53	49	—	—	—	—	—	473	436
Mr. Bruce Carnegie-Brown (3)	374	170	—	24	24	40	35	33	—	—	—	—	—	700	—
Mr. Ignacio Benjumea Cabeza de Vaca (4)	24	47	—	7	7	10	10	32	—	—	—	—	242	379	—
Mr. Francisco Javier Botín-Sanz de Sautuola y O’Shea (5)	85	—	—	—	—	—	35	—	—	—	—	—	—	120	110
Ms. Sol Daurella Comadrán (6)	85	—	—	24	24	—	38	11	—	—	—	—	—	183	—
Mr. Carlos Fernández González (7)	85	—	40	24	—	40	31	34	—	—	—	—	—	254	—
Ms. Esther Giménez-Salinas i Colomer	85	—	—	—	—	—	48	—	—	—	—	—	—	133	121
Mr. Ángel Jado Becerro de Bengoa	85	—	40	24	24	40	53	161	—	—	—	—	—	427	152
Ms. Belén Romana García (8)	2	—	1	—	—	—	2		—	—	—	—	—	5	—
Ms. Isabel Tocino Biscarolasaga	85	170	40	—	24	40	53	178	—	—	—	—	—	590	485
Mr. Juan Miguel Villar Mir	85	—	40	—	—	40	48	33	—	—	—	—	—	246	105
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos (9)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,129
Mr. Fernando de Asúa Álvarez (10)	43	20	5	3	3	5	10	27	—	—	—	—	—	116	645
Ms. Sheila Bair (11)	64	—	—	—	—	30	31	12	—	—	—	—	—	137	129
Mr. Vittorio Corbo Lioi (12)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	56
Mr. Javier Marín Romano (13)	3	6	—	—	—	—	—	—	165	—	—	165	47	221	3,934
Mr. Abel Matutes Juan (14)	11	—	5	3	—	—	8	5	—	—	—	—	—	32	183
Mr. Juan Rodríguez Inciarte (15)	42	—	—	—	—	—	38	61	600	220	220	1,040	153	1,334	2,484

Total 2015	1,612	1,266	169	131	128	282	701	894	8,475	2,605	2,605	13,685	2,501	21,372	—
Of which: Current directors	1,448	1,240	159	125	125	247	614	789	7,710	2,385	2,385	12,480	2,301	19,532	—

Total 2014	1,347	1,310	131	57	57	18	484	873	8,065	2,564	2,564	13,193	884	—	18,354

(1)	Appointed chief executive officer effective from January 13, 2015. Remuneration as executive vice president in 2014 is included in Note 5.g.
(2)	Executive director since January 16, 2015.
(3)	Appointed director effective from February 12, 2015.
(4)	Appointed director effective from September 21, 2015. Remuneration as executive vice president received prior to this date is included in Note 5.g.
(5)	All the amounts received were repaid to the Fundación Marcelino Botín.
(6)	Appointed director effective from February 18, 2015.
(7)	Appointed director effective from February 12, 2015.
(8)	Appointed director effective from December 22, 2015.
(9)	Ceased to be a member of the board due to his death on September 9, 2014.
(10)	Ceased to be a director on February 12, 2015.
(11)	Ceased to be a member of the board on October 1, 2015.
(12)	Ceased to be a member of the board on July 24, 2014.
(13)	Ceased to be a member of the board and chief executive officer on January 12, 2015.
(14)	Ceased to be a member of the board on February 18, 2015.
(15)	Ceased to be a member of the board on June 30, 2015. Salary remuneration between this date and removal from office as executive vice president (January 1, 2016) is included in Note 5.g.
(a)	Includes, inter alia, the life and medical insurance costs borne by the Group relating to Bank directors.

Following is the detail, by executive director, of the deferred (i.e. long-term) salaries, which will only be received if the conditions of continued service, non-applicability of “malus” clauses and, in the case of the ILP, full achievement of the objectives established (or, as the case may be, of the minimum thresholds thereof, with the consequent reduction of the agreed-upon amount of the ILP) in the terms described in Note 47.

	Thousands of euros
	2015				2014
	Long-term salaries			Total	Total
	Variable - Deferred payment (1)		ILP (2)
	In cash	In shares

Ms. Ana Botín-Sanz de Sautuola y O’Shea
Chief executive officer of Santander UK	—	—	—	—	1,468
Chair	1,260	1,260	512	3,032	930
Mr. José Antonio Álvarez Álvarez	838	838	346	2,022	—
Mr. Rodrigo Echenique Gordillo	620	620	256	1,496	—
Mr. Matías Rodríguez Inciarte	860	860	400	2,120	1,890
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	—	—	—	—	—
Mr. Javier Marín Romano	—	—	—	—	2,527
Mr. Juan Rodríguez Inciarte (3)	330	330	141	801	1,454

Total 2015	3,908	3,908	1,655	9,471	—

Total 2014	3,846	3,846	577	—	8,269

(1)	The maximum amount receivable in a total of five years: 2017, 2018, 2019, 2020 and 2021 subject to continued service, with the exceptions provided for, and the non-applicability of “malus” clauses.
(2)	The estimated fair value at the plan grant date, taking into account various possible scenarios regarding the performance of the various plan variables in the measurement periods (see Note 47).
(3)	Ceased to be a member of the board on June 30, 2015 and executive vice president on January 1, 2016. Long-term salary remuneration between this date and removal from office as executive vice president (January 1, 2016) is included in Note 5.g.

Note 5.e) below includes disclosures on the shares delivered by virtue of the deferred remuneration schemes in place in previous years the conditions for delivery of which were met in the corresponding years, and on the maximum number of shares receivable in future years in connection with the aforementioned 2015 and 2014 variable remuneration plans.

b)	Remuneration of the board members as representatives of the Bank

By resolution of the executive committee, all the remuneration received by the Bank’s directors who represent the Bank on the boards of directors of listed companies in which the Bank has a stake, paid by those companies and relating to appointments made on or after March 18, 2002, accrues to the Group. In 2015 and 2014 the Bank’s directors did not receive any remuneration in respect of these representative duties.

Mr. Matías Rodríguez Inciarte received EUR 42 thousand as non-executive director of U.C.I., S.A. in 2015 and 2014.

c)	Post-employment and other long-term benefits

In 2012, within the framework of the measures implemented by the Group in order to mitigate the risks arising from the defined-benefit pension obligations payable to certain employees, which led to an agreement with the workers’ representatives to convert the defined-benefit obligations existing under the collective agreement into defined-contribution plans, the contracts of the executive directors and the other members of the Bank’s senior management -the senior executives- which provided for defined-benefit pension obligations were amended to convert these obligations into a defined-contribution employee welfare system, which was externalized to Santander Seguros y Reaseguros, Compañía Aseguradora, S.A. This system grants the executive directors the right to receive a pension benefit upon retirement, regardless of whether or not they are in the Bank’s employ at the time, based on the contributions made to the aforementioned system, and replaced the right to receive a pension supplement which had previously been payable to them upon retirement. The new system expressly excludes any obligation of the Bank to the executive directors other than the conversion of the previous system into the new employee welfare system, which took place in 2012, and, as the case may be, the annual contributions to be made as described below1. In the event of pre-retirement, the executive directors who have not exercised the option to receive their pensions in the form of a lump sum are entitled to receive an annual emolument until the date of retirement.

The initial balance for each executive director in the new defined-contribution welfare system was that corresponding to the market value of the assets in which the provisions for the respective accrued obligations had been invested, at the date on which the former pension obligations were converted into the new welfare system2.

Since 2013 the Bank has made annual contributions to the employee welfare system for the benefit of the executive directors and senior executives, in proportion to their respective pensionable bases, until they leave the Group, or until their retirement from the Group, death or disability (including, as the case may be, during the pre-retirement period). No contributions are made for the executive directors and senior executives who, prior to the conversion of the defined-benefit pension obligations into the current defined-contribution employee welfare system, had exercised the option to receive their pension rights in a lump sum3.

The terms of the employee welfare system regulate the impact of the deferral of the computable variable remuneration on the benefit payments covered by the system upon retirement and, as the case may be, the withholding tax on shares arising from such remuneration.

In 2015, as a result of his appointment as chief executive officer, changes were introduced to the contract of Mr. José Antonio Álvarez Álvarez with respect to the pension obligations stipulated in his senior management contract. The annual contribution to the employee welfare system was thereafter calculated as 55% of the sum of: (i) the fixed annual remuneration; and (ii) 30% of the arithmetic mean of the last three gross amounts of variable remuneration. The pensionable base in the event of death or disability is 100% of his fixed remuneration. Under his senior management contract the annual contribution was 55.93% of his fixed remuneration, and the pensionable base in the event of death or disability was 100% of his fixed remuneration.

[1]	As provided for in the contracts of the executive directors and members of senior management prior to their modification, Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos and Mr. Matías Rodríguez Inciarte had exercised the option to receive the accrued pensions -or amounts similar thereto- in the form of a lump sum -i.e. in a single payment-, which meant that no further pension benefit would accrue to them from that time, and the lump sum to be received, which would be updated at the agreed-upon interest rate, was fixed.
[2]	In the case of Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos and Mr. Matías Rodríguez Inciarte, the initial balance corresponded to the amounts that were set when, as described above, they exercised the option to receive a lump sum, and includes the interest accrued on these amounts from that date.
[3]	Mr. Rodrigo Echenique Gordillo, appointed executive director on 16 January 2015, does not participate in the welfare system and is not entitled to have any contributions made in his favour by the Bank in this connection, notwithstanding the pension rights to which he was entitled prior to his appointment as executive director.

Following is a detail of the balances relating to each of the executive directors under the welfare system at December 31, 2015 and 2014:

	Thousands of euros
	2015		2014

Ms. Ana Botín-Sanz de Sautuola y O’Shea (1)	41,291		40,134
Mr. José Antonio Álvarez Álvarez (2)	14,167		—
Mr. Rodrigo Echenique Gordillo	14,623		14,946	(3)
Mr. Matías Rodríguez Inciarte	47,745		47,255
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	—		—	(4)
Mr. Javier Marín Romano (5)	—		4,523
Mr. Juan Rodríguez Inciarte	—	(6)	13,730

	117,826		120,588

(1)	Includes the amounts relating to the period of provision of services at Banesto, externalized with another insurance company.
(2)	Member of the board and chief executive officer of the Bank effective from January 13, 2015.
(3)	Executive director since January 16, 2015. The amount at December 31, 2014, which reflects the amount to which he was entitled as a director of the Bank, is included for comparison purposes.
(4)	Following his death on September 9, 2014, a death benefit of the amount of the accumulated rights (EUR 26,498 thousand) was payable to the beneficiaries designated in the policy arranged under the welfare system.
(5)	Ceased to be a director on January 12, 2015 and took voluntary pre-retirement, as provided for in his contract; he opted to receive the annual pre-retirement emoluments to which he was entitled (EUR 800 thousand gross) in a single payment (EUR 10,861 thousand gross). As stipulated in his contract, the Bank will make annual contributions to the welfare system, amounting to 55% of this director’s annual emolument during the pre-retirement period, and Mr. Marín will be entitled to receive, at the time of his retirement, the retirement benefit recognized in the welfare system, equal to the amount of the balance accumulated in the system corresponding to him at that time. The balance accrued at December 31, 2015 amounted to EUR 4,869 thousand and the Bank had recognized a provision of EUR 6,336 thousand in relation to future contributions. As regards the deferred variable remuneration corresponding to Mr. Marín in relation to years prior to his pre-retirement, the scheme described in the relevant sections of this report shall apply, and Mr. Marín will receive this remuneration, if appropriate, on the dates envisaged in the corresponding plans, subject to the stipulated conditions for its accrual being met.
(6)	Ceased to be a director on June 30, 2015 and executive vice president on January 1, 2016, and retained his pension rights, amounting to EUR 14,188 thousand at December 31, 2015.

The Group also has pension obligations to other directors amounting to EUR 2.4 million (December 31, 2014: EUR 3 million). The payments made in 2015 to the members of the board entitled to post-employment benefits amounted to EUR 1.2 million (2014: EUR 1.2 million).

Lastly, the contracts of the executive directors who had not exercised the option referred to above prior to the conversion of the defined-benefit pension obligations into the current welfare system include a supplementary welfare regime for the contingency of death (surviving spouse and child benefits) and permanent disability of serving directors.

The provisions recognized in 2015 and 2014 for retirement pensions and supplementary benefits (surviving spouse and child benefits, and permanent disability) were as follows:

	Thousands of euros
	2015	2014

Ms. Ana Botín-Sanz de Sautuola y O’Shea	2,302	2,140
Mr. José Antonio Álvarez Álvarez	2,677	—
Mr. Rodrigo Echenique Gordillo	—	—
Mr. Matías Rodríguez Inciarte	—	—
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	—	—
Mr. Javier Marín Romano	484	2,126
Mr. Juan Rodríguez Inciarte	849	718

	6,312	4,984

d)	Insurance

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

	Insured sum (Thousands of euros)
	2015	2014

Ms. Ana Botín-Sanz de Sautuola y O’Shea	7,500	7,500
Mr. José Antonio Álvarez Álvarez	6,000	—
Mr. Rodrigo Echenique Gordillo	1,385	—
Mr. Matías Rodríguez Inciarte	5,131	5,131
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	—	—
Mr. Javier Marín Romano	2,400	2,400
Mr. Juan Rodríguez Inciarte	3,600	2,961

	26,016	17,992

Additionally, at December 31, 2014, other directors had life insurance policies the cost of which was borne by the Group, the related insured sum being EUR 1.4 million; at December 31, 2015, there were no obligations in this connection.

e)	Deferred variable remuneration systems

Following is information on the maximum number of shares to which the executive directors are entitled at the beginning and end of 2014 and 2015 due to their participation in the deferred variable remuneration systems, which instrumented a portion of their variable remuneration relating to 2015 and prior years, as well as on the deliveries, whether shares or cash, made to them in 2014 and 2015 where the conditions for the receipt thereof had been met (see Note 47):

i)	Deferred conditional delivery share plan

The 2010 variable remuneration of the executive directors and certain Group executives or employees was approved at the time by the board of directors through the instrumentation of the first cycle of the deferred conditional delivery share plan, whereby a portion of the aforementioned variable remuneration or bonus was deferred over a period of three years for it to be paid, where appropriate, in Santander shares.

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

The share-based bonus was deferred over three years and would be paid, where appropriate, in three instalments starting in the first year. The shares relating to the third were delivered in February 2014, once the conditions for the receipt thereof were met, and the plan was therefore settled:

Number of shares delivered in 2014 (3rd third)
Ms. Ana Botín-Sanz de Sautuola y O’Shea (1)	19,240
Mr. Matías Rodríguez Inciarte	45,063
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	31,448
Mr. Javier Marín Romano	12,583
Mr. Juan Rodríguez Inciarte	20,462

(1)	Shares of Banesto, as authorized by the shareholders of that entity at the annual general meeting of February 23, 2011. Following the merger of Banesto with the Bank, 19,240 shares of the Bank were delivered in 2014, equal to the 30,395 shares of Banesto authorized by the annual general meeting.

ii)	Deferred conditional variable remuneration plan

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

The purpose of these plans is to defer a portion of the bonus of the plan beneficiaries (60% in the case of executive directors) over a period of five years (three years for the plans approved up to 2014) for it to be paid, where appropriate, in cash and in Santander shares; the other portion of the bonus is also to be paid in cash and Santander shares, upon commencement of the cycles, in accordance with the rules set forth below.

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

The maximum number of shares to be delivered is calculated taking into account the daily volume-weighted average prices for the 15 trading sessions prior to the date on which the board of directors approves the bonus for the Bank’s executive directors for each year.

The table below shows the number of Santander shares assigned to each executive director and not yet delivered at January 1, 2014, December 31, 2014 and December 31, 2015, and the gross shares delivered to them in 2014 and 2015, by way of either immediate payment or deferred payment, in the latter case once the board had determined, at the proposal of the remuneration committee, that the third relating to each plan had accrued. The shares resulted from each of the plans which instrumented the variable remuneration of 2011, 2012, 2013, 2014 and 2015, as shown in the following table:

Share-based variable remuneration	Maximum number of shares to be delivered at January 1, 2014	Shares delivered in 2014 (immediate payment 2013 variable remuneration)	Shares delivered in 2014 (deferred payment 2012 variable remuneration)	Shares delivered in 2014 (deferred payment 2011 variable remuneration)	Variable remuneration 2014 (maximum number of shares to be delivered)	Maximum number of shares to be delivered at December 31, 2014		Shares delivered in 2015 (immediate payment 2014 variable remuneration)	Shares delivered in 2015 (deferred payment 2013 variable remuneration)	Shares delivered in 2015 (deferred payment 2012 variable remuneration)	Shares delivered in 2015 (deferred payment 2011 variable remuneration)	Variable remuneration 2015 (maximum number of shares to be delivered) (1)	Maximum number of shares to be delivered at December 31, 2015 (4)
2011 variable remuneration
Ms. Ana Botín-Sanz Sautuola y O’Shea	94,001	—	—	(47,001)	—	47,000		—	—	—	(47,000)	—	—
Mr. José Antonio Álvarez Álvarez	—	—	—	—	—	32,038	(3)	—	—	—	(32,038)	—	—
Mr. Matías Rodríguez Inciarte	125,756	—	—	(62,878)	—	62,878		—	—	—	(62,878)	—	—
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	99,551	—	—	(49,776)	—	49,775	(2)	—	—	—	(49,775)	—	—
Mr. Javier Marín Romano	51,921	—	—	(25,961)	—	25,960		—	—	—	(25,960)	—	—
Mr. Juan Rodríguez Inciarte	73,380	—	—	(36,690)	—	36,690		—	—	—	(36,690)	—	—
	444,609	—	—	(222,306)	—	254,341		—	—	—	(254,341)	—	—
2012 variable remuneration
Ms. Ana Botín-Sanz Sautuola y O’Shea	104,874	—	(34,958)	—	—	69,916		—	—	(34,958)	—	—	34,958
Mr. José Antonio Álvarez Álvarez	—	—	—	—	—	48,093	(3)	—	—	(24,047)	—	—	24,046
Mr. Matías Rodríguez Inciarte	124,589	—	(41,530)	—	—	83,059		—	—	(41,530)	—	—	41,529
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	65,927	—	(21,976)	—	—	43,951	(2)	—	—	(21,976)	—	—	21,975	(2)
Mr. Javier Marín Romano	58,454	—	(19,485)	—	—	38,969		—	—	(19,485)	—	—	19,484
Mr. Juan Rodríguez Inciarte	72,699	—	(24,233)	—	—	48,466		—	—	(24,233)	—	—	24,233
	426,543	—	(142,182)	—	—	332,454		—	—	(166,229)	—	—	166,225
2013 variable remuneration
Ms. Ana Botín-Sanz Sautuola y O’Shea	165,603	(66,241)	—	—	—	99,362		—	(33,121)	—	—	—	66,241
Mr. José Antonio Álvarez Álvarez	—	—	—	—	—	58,681	(3)	—	(19,560)	—	—	—	39,121
Mr. Matías Rodríguez Inciarte	172,731	(69,092)	—	—	—	103,639		—	(34,546)	—	—	—	69,093
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	105,718	(42,287)	—	—	—	63,431	(2)	—	(21,144)	—	—	—	42,287	(2)
Mr. Javier Marín Romano	187,125	(74,850)	—	—	—	112,275		—	(37,425)	—	—	—	74,850
Mr. Juan Rodríguez Inciarte	110,747	(44,299)	—	—	—	66,448		—	(22,149)	—	—	—	44,299
	741,924	(296,769)	—	—	—	503,836		—	(167,945)	—	—	—	335,891
2014 variable remuneration
Ms. Ana Botín-Sanz Sautuola y O’Shea	—	—	—	—	304,073	304,073		(121,629)	—	—	—	—	182,444
Mr. José Antonio Álvarez Álvarez	—	—	—	—	—	157,452	(3)	(78,726)	—	—	—	—	78,726
Mr. Matías Rodríguez Inciarte	—	—	—	—	231,814	231,814		(92,726)	—	—	—	—	139,088
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	—	—	—	—	—	—		—	—	—	—	—	—
Mr. Javier Marín Romano	—	—	—	—	320,563	320,563		(128,225)	—	—	—	—	192,338
Mr. Juan Rodríguez Inciarte	—	—	—	—	179,680	179,680		(71,872)	—	—	—	—	107,808
	—	—	—	—	1,036,130	1,193,582		(493,178)	—	—	—	—	700,404
2015 variable remuneration
Ms. Ana Botín-Sanz Sautuola y O’Shea	—	—	—	—	—	—		—	—	—	—	528,834	528,834
Mr. José Antonio Álvarez Álvarez	—	—	—	—	—	—		—	—	—	—	351,523	351,523
Mr. Rodrigo Echenique Gordillo	—	—	—	—	—	—		—	—	—	—	260,388	260,388
Mr. Matías Rodríguez Inciarte	—	—	—	—	—	—		—	—	—	—	361,118	361,118
Mr. Juan Rodríguez Inciarte	—	—	—	—	—	—		—	—	—	—	138,505	138.505	(5)
												1,640,368	1,640,368

(1)	40% of the shares indicated, for each director, relates to short-term (immediate payment) variable remuneration. The remaining 60% is deferred and will be delivered, where appropriate, in fifths over the following five years.
(2)	The amounts corresponding to his participation in these plans accrue to his heirs in accordance with the plan regulations.
(3)	Maximum number of shares corresponding to his participation in the related plans when he was an executive vice president.
(4)	Also, Mr. Ignacio Benjumea Cabeza de Vaca is entitled to a maximum of 582,237 shares corresponding to his participation in the related plans when he was an executive vice president.
(5)	Ceased to be a member of the board on June 30, 2015. The shares relating to his variable remuneration between this date and removal from office as executive vice president (January 1, 2016) are included in Note 5.g.

Also, the table below shows the cash paid in 2015 and 2014, by way of either immediate payment or deferred payment, in the latter case once the board had determined, at the recommendation of the remuneration committee that the third relating to each plan had accrued:

	Thousands of euros
	2015			2014
	Cash paid (immediate payment 2014 variable remuneration)	Cash paid (third of deferred payment 2013, 2012 and 2011 variable remuneration)		Cash paid (immediate payment 2013 variable remuneration)	Cash paid (third of deferred payment 2012 and 2011 variable remuneration)
Ms. Ana Botín-Sanz de Sautuola y O’Shea	801	829		466	513
Mr. José Antonio Álvarez Álvarez (1)	487	468		—	—
Mr. Rodrigo Echenique Gordillo	—	—		—	—
Mr. Matías Rodríguez Inciarte	574	855		462	624
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	—	—	(2)	282	423
Mr. Javier Marín Romano	793	522		500	272
Mr. Juan Rodríguez Inciarte	445	512		296	364

	3,100	3,186		2,005	2,197

(1)	Appointed chief executive officer effective from January 13, 2015.
(2)	The amounts corresponding to his participation in these plans were paid to his heirs in accordance with the plan regulations.

iii)	Performance share plan (ILP)

The table below shows the maximum number of shares to which the executive directors are entitled, as part of their variable remuneration for 2015 and 2014, as a result of their participation in the ILP (see Note 47).

	Maximum number of shares
	2015		2014
Ms. Ana Botín-Sanz de Sautuola y O’Shea	184,337		62,395
Mr. José Antonio Álvarez Álvarez	124,427		48,982	(1)
Mr. Rodrigo Echenique Gordillo	92,168		—
Mr. Matías Rodríguez Inciarte	143,782		75,655
Mr. Emilio Botín-Sanz de Sautuola y García de los Ríos	—		—
Mr. Javier Marín Romano	—		65,470
Mr. Juan Rodríguez Inciarte	50,693	(2)	53,346

Total	595,407		305,848

(1)	Relates to the maximum number of shares assigned to him as executive vice president.
(2)	Ceased to be a member of the board on June 30, 2015. The shares relating to his variable remuneration between this date and removal from office as executive vice president (January 1, 2016) are included in Note 5.g.

The accrual of the ILP and its amount are conditional on the performance of certain metrics of Banco Santander over a multiannual period (2015 to 2017 for the 2015 ILP, and 2014 to 2017 for the 2014 ILP). Accordingly, the amount to be received, as the case may be, by each executive director in relation to the 2015 ILP (the Accrued ILP Amount) will be determinable after the end of 2017. In the case of the 2014 ILP, the annual amount which, as the case may be, accrues to each executive director will be determined after the end of 2015, 2016 and 2017 by applying to one third of the Agreed ILP Amount the percentage resulting from the corresponding metrics (see Note 47). If the metrics are not achieved, the amount to be received could be zero.

The shares to be delivered in 2019 (in respect of the 2015 ILP) or on each ILP payment date (for the 2014 ILP) based on compliance with the related multiannual target are conditional, in addition to the requirement that the beneficiary remains in the Group’s employ, with the exceptions included in the plan regulations, upon none of the following circumstances existing -in the opinion of the board of directors following a proposal of the remuneration committee-, during the period prior to the delivery, as a result of actions performed in the year to which the plan relates: (i) poor financial performance of the Group; (ii) breach by the beneficiary of internal regulations, including, in particular, those relating to risks; (iii) material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in the Group’s economic capital or risk profile.

iv)	Information on former members of the board of directors

Following is information on the maximum number of shares to which former members of the board of directors who ceased in office prior to January 1, 2014 are entitled for their participation in the various deferred variable remuneration systems, which instrumented a portion of their variable remuneration relating to the years in which they were executive directors. Also set forth below is information on the deliveries, whether shares or cash, made in 2015 and 2014 to former board members, upon achievement of the conditions for the receipt thereof (see Note 47):

Maximum number of shares to be delivered	12/31/15	12/31/14
Deferred conditional variable remuneration plan (2011)	—	189,181
Deferred conditional variable remuneration plan (2012)	54,607	109,212

Number of shares delivered	2015	2014
Deferred conditional delivery plan (2010)	—	155,810
Deferred conditional variable remuneration plan (2011)	189,181	189,181
Deferred conditional variable remuneration plan (2012)	54,605	54,605

In addition, EUR 1,424 thousand relating to the deferred portion payable in cash on the aforementioned plans were paid each in 2015 and 2014.

f)	Loans

The Group’s direct risk exposure to the Bank’s directors and the guarantees provided for them are detailed below. These transactions were made on terms equivalent to those that prevail in arm’s-length transactions or the related compensation in kind was recognized:

	Thousands of euros
	2015			2014
	Loans and credits	Guarantees	Total	Loans and credits	Guarantees	Total

Ms. Ana Botín-Sanz de Sautuola y O’Shea	46	—	46	—	—	—
Mr. José Antonio Álvarez	11	—	11	—	—	—
Mr. Matías Rodríguez Inciarte	13	—	13	8	—	8
Mr. Rodrigo Echenique Gordillo	24	—	24	317	—	317
Mr. Javier Botín-Sanz de Sautuola y O’Shea	6	—	6	18	—	18
Mr. Ángel Jado Becerro de Bengoa	2	—	2	1	—	1
Ms. Isabel Tocino Biscarolasaga	—	—	—	7	—	7
Mr. Javier Marín Romano	—	—	—	723	—	723
Mr. Juan Rodríguez Inciarte	—	—	—	4,182	—	4,182

	102	—	102	5,255	—	5,255

(1)	Ceased to be a member of the board and executive vice president on January 12, 2015.
(2)	Ceased to be a member of the board on June 30, 2015 and executive vice president on January 1, 2016. Positions held at the Group are included in Note 53.

g)	Senior managers

In 2015 the Bank’s board of directors approved a series of appointments and organizational changes aimed at simplifying the Group’s organization and rendering it more competitive.

The table below includes the amounts relating to the short-term remuneration of the members of senior management at December 31, 2015 and 2014, excluding the remuneration of the executive directors, which is detailed above:

		Thousands of euros
	Number of persons	Short-term salaries			Other remuneration (1)		Total
		Fixed	Variable remuneration (bonus) - Immediate payment
			In cash	In shares (2)

2015	21	17,838	6,865	6,865	5,016		36,584
2014	25	24,772	9,259	9,259	12,729	(3)	56,019

(1)	Includes other remuneration items such as life insurance premiums totaling EUR 1,309 thousand (2014: EUR 1,290 thousand).
(2)	The amount of the immediate payment in shares for 2015 relates to 1,726,893 Santander shares (2014: 1,514,738 Santander shares and 148,631 Banco Santander (Brasil) S.A. shares).
(3)	Includes USD 6.9 million were paid in relation to the extraordinary taxation in the United States due to the transformation of the pension plans of Banco Santander, S.A.

Also, the detail of the deferred (i.e. long-term) salaries of the members of senior management at December 31, 2015 and 2014 is provided below. These remuneration payments shall be received, as the case may be, in the corresponding deferral periods upon achievement of the conditions stipulated for each payment (see Note 47).

		Thousands of euros
	Number of persons	Long-term salaries			Total
		Variable remuneration - Deferred payment (1)		ILP (2)
		In cash	In shares

2015	21	7,880	7,880	3,732	19,492
2014	25	11,751	11,751	2,264	25,766

(1)	Relates to the fifth and fourth cycles of the deferred conditional variable remuneration plan, whereby payment of a portion of the variable remuneration for 2015 and 2014 will be deferred over five or three years and three years, respectively, for it to be paid, where appropriate, in five or three equal portions, 50% in cash and 50% in Santander shares, provided that the conditions for entitlement to the remuneration are met.
(2)	Relates to the estimated fair value of the ILP. The accrual and amount of the ILP are subject, inter alia, to achievement of the multiannual targets envisaged in the plan. Any ILP payments will be received in full in shares and deferred in 2019 -in the case of the second cycle approved in 2015, or in thirds in the case of the first cycle approved in 2014-.

Also, executive vice presidents who retired in 2015 and, therefore, were not members of senior management at year-end, received in 2015 salaries and other remuneration relating to their retirement amounting to EUR 17,803 thousand (EUR 3,349 thousand for those who retired in 2014), and remained entitled to long-term salary remuneration of EUR 7,123 thousand (EUR 1,342 thousand for those who retired in 2014).

Following is a detail of the maximum number of Santander shares that the members of senior management at each plan grant date (excluding executive directors) were entitled to receive at December 31, 2015 and 2014 relating to the deferred portion under the various plans then in force (see Note 47):

Maximum number of shares to be delivered	12/31/15	12/31/14

Deferred conditional variable remuneration plan (2011)	—	637,995
Deferred conditional variable remuneration plan (2012)	447,214	1,014,196
Deferred conditional variable remuneration plan (2013) (1)	852,898	1,412,164
Deferred conditional variable remuneration plan (2014) (2)	1,802,779	1,857,841
Deferred conditional variable remuneration plan (2015) (3)	2,480,849	—
ILP (2014)	1,025,853	1,008,398
ILP (2015)	1,798,395	—

(1)    Also, they were entitled to a maximum of 111,962 Banco Santander (Brasil) S.A. shares at December 31, 2015.

(2)    In addition, at December 31, 2015 and 2014 they were entitled to a maximum of 222,946 Banco Santander (Brasil) S.A. shares (the maximum number of shares corresponding to the deferred portion of the 2014 bonus).

(3)    Also, they were entitled to a maximum of 252,503 Banco Santander (Brasil) S.A. shares at December 31, 2015.

In 2015 and 2014, since the conditions established in the corresponding deferred share-based remuneration schemes for prior years had been met, in addition to the payment of the related cash amounts, the following number of Santander shares was delivered to the executive vice presidents:

Number of shares delivered	2015	2014

Deferred conditional delivery plan (2010)	—	365,487
Deferred conditional variable remuneration plan (2011)	550,064	637,996
Deferred conditional variable remuneration plan (2012)	447,212	507,098
Deferred conditional variable remuneration plan (2013)	426,449	—

As indicated in Note 5.c above, in 2012 the contracts of the members of the Bank’s senior management which provided for defined-benefit pension obligations were amended to convert these obligations into a defined-contribution employee welfare system, which was externalized to Santander Seguros y Reaseguros Compañía Aseguradora, S.A. The new system grants the senior executives the right to receive a pension benefit upon retirement, regardless of whether or not they are in the Bank’s employ on that date, based on the contributions made to the aforementioned system, and replaces the right to receive a pension supplement which had previously been payable to them upon retirement. The new system expressly excludes any obligation of the Bank to the executives other than the conversion of the previous system into the new employee welfare system, which took place in 2012, and, as the case may be, the annual contributions to be made. In the event of pre-retirement, the senior executives who have not exercised the option described in Note 5.c are entitled to an annual emolument until the date of retirement.

The senior executives’ beginning balance under the new employee welfare system amounted to EUR 287 million. This balance reflects the market value, at the date of conversion of the former pension obligations into the new employee welfare system, of the assets in which the provisions for the respective accrued obligations had been invested. The balance at December 31, 2015 amounted to EUR 250 million (December 31, 2014: EUR 296 million).

The contracts of the senior executives who had not exercised the option referred to in Note 5.c) prior to the conversion of the defined-benefit pension obligations into the current welfare system include a supplementary welfare regime for the contingencies of death (surviving spouse and child benefits) and permanent disability of serving executives.

In 2015 the number of executive vice presidents was reduced: two of them requested payment of the pensions to which they were entitled in a lump sum amounting to EUR 53.2 million, and an additional three took voluntary pre-retirement and opted to receive the annual pre-retirement emoluments to which they were entitled in a single payment amounting to EUR 21.5 million.

Additionally, the total sum insured under life and accident insurance policies relating to this group of employees amounted to EUR 76.8 million at December 31, 2015 (December 31, 2014: EUR 154 million).

Lastly, the net charge to profit or loss amounted to EUR 21 million in 2015 (2014: EUR 20 million).

h)	Post-employment benefits to former directors and former executive vice presidents

The post-employment benefits and settlements paid in 2015 to former directors of the Bank, other than those detailed in Note 5.c and below4, amounted to EUR 8.5 million (2014: EUR 8.9 million). Also, the post-employment benefits and settlements paid in 2015 to former executive vice presidents amounted to EUR 10.2 million (2014: EUR 37.2 million).

In 2015 a period provision of EUR 250 thousand was recognized in the consolidated income statement in connection with the Group’s pension and similar obligations to former directors of the Bank (including insurance premiums for supplementary surviving spouse/child and permanent disability benefits), and a period provision of EUR 424 thousand was also recognized in relation to former executive vice presidents (2014: a period provision of EUR 250 thousand was recognized and EUR 3,272 thousand were released, respectively).

In addition, Provisions - Provision for pensions and similar obligations in the consolidated balance sheet as at December 31, 2015 included EUR 89 million in respect of the post-employment benefit obligations to former directors of the Bank (December 31, 2014: EUR 91 million) and EUR 121 million corresponding to former executive vice presidents (2014: EUR 114 million).

[4]

In January 2013, upon his retirement, Mr. Francisco Luzón López requested payment of the pensions to which he was entitled in a lump sum (EUR 65.4 million gross). For such purpose, his pension rights were settled, in accordance with the applicable contractual and legal terms, through: i) the payment in cash of EUR 21.1 million relating to the net amount of the pension calculated taking into account the fixed remuneration and the bylaw-stipulated emoluments, and EUR 7.1 million relating to the net amount of the pension calculated taking into account the accrued variable remuneration at the retirement date, ii) the investment by Mr. Luzón of those EUR 7.1 million in Santander shares (1,144,110 shares), which shall be deposited on a restricted basis until 23 January 2017, and iii) the investment by the Bank of the gross remaining amount of the pension (EUR 6.6 million), calculated taking into account the unaccrued variable remuneration, in Santander shares (1,061,602 shares), which remained pending delivery to Mr. Luzón (subject to the same restriction period mentioned above and net of tax) depending on whether or not the variable remuneration giving rise to them finally accrued to him. Of these 1,061,602 shares, on the accrual of the variable remuneration giving rise to them, 800,296 shares were delivered to Mr. Luzón in January 2014 (January 2015: 261,306 shares), and they have been deposited on a restricted basis until 23 January 2017.

i)	Pre-retirement and retirement

The following executive directors will be entitled to take pre-retirement in the event of termination, if they have not yet reached the age of retirement, on the terms indicated below:

Ms. Ana Botín-Sanz de Sautuola y O’Shea will be entitled to take pre-retirement in the event of termination for reasons other than breach or resignation. In such case, she will be entitled to an annual emolument equivalent to her fixed remuneration plus 30% of the average of her latest amounts of variable remuneration, up to a maximum of three. This emolument would be reduced by up to 20% in the event of voluntary retirement before the age of 60.

If Ms. Ana Botín-Sanz de Sautuola y O’Shea takes pre-retirement, she has the right to opt to receive the annual emoluments in the form of an annuity or a lump sum -i.e. in a single payment- in full but not in part.

Mr. José Antonio Álvarez Álvarez will be entitled to take pre-retirement in the event of termination for reasons other than his own free will or breach. In such case, he will be entitled to an annual emolument equivalent to the fixed remuneration corresponding to him as executive vice president.

If Mr. José Antonio Álvarez Álvarez takes pre-retirement, he has the right to opt to receive the annual emoluments in the form of an annuity or a lump sum -i.e. in a single payment- in full but not in part.

For his part, Mr. Matías Rodríguez Inciarte may take retirement at any time and, therefore, claim from the insurer the benefits corresponding to him under the externalized employee welfare system described in Note 5.c above, with no obligation whatsoever being incumbent upon the Bank in such circumstance.

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

However, should Mr. Rodrigo Echenique Gordillo’s contract be terminated prior to January 1, 2018, unless it is terminated voluntarily or due to his death, permanent disability, or serious breach of his duties, he shall be entitled to receive compensation of twice his fixed salary.

If the Bank were to terminate her contract, Ms. Ana Botín-Sanz de Sautuola y O’Shea would have to remain at the Bank’s disposal for a period of four months in order to ensure an adequate transition, and would receive her fixed salary during that period.

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

Without prejudice to the foregoing, following is a detail of the declarations by the directors with respect to their equity interests in companies whose object is banking, financing or lending; and of the management or governing functions, if any, that the directors discharge thereat.

Director	Corporate name	Number of shares	Functions
Ms. Ana Botín-Sanz de Sautuola y O’Shea	Bankinter, S.A.	6,050,000	—
	SAM Investment Holdings Limited	—	Director (1)
	Santander UK Group Holdings Limited	—	Director (1)
	Santander UK plc	—	Director (1)
Mr. José Antonio Álvarez Álvarez	Banco Santander (Brasil) S.A.	—	Director (1)
	SAM Investment Holdings Limited	—	Director (1)
Mr. Rodrigo Echenique Gordillo	Wells Fargo & Co.	2,250	—
	Bank of America Corporation	6,000	—
	Grupo Financiero Santander México, S.A.B. de C.V.	—	Director (1)
	Santander Vivienda, S.A. de C.V. SOFOM, E.R. Grupo Financiero Santander México	—	Director (1)
	Santander Hipotecario, S.A. de C.V., SOFOM, E.R., Grupo Financiero Santander México	—	Director (1)
	Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	—	Director (1)
	Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	—	Director (1)
	Santander Consumo, S.A. de C.V., SOFOM, E.R., Grupo Financiero Santander México	—	Director (1)
Mr. Matías Rodríguez Inciarte	Financiera de Ponferrada, S.A., SICAV	—	Director (1)
	Unión de Crédito Inmobiliario, S.A., EFC	—	Chairman (1)
	Financiera El Corte Inglés, E.F.C., S.A.	—	Director (1)
Mr. Guillermo de la Dehesa Romero	Goldman, Sachs & Co. (The Goldman Sachs Group, Inc.) Banco Popular Español, S.A.	19,546 2,789	— —
Mr. Bruce Carnegie-Brown	Santander UK Group Holdings Limited	—	Director (1)
	Santander UK plc	—	Director (1)
	Moneysupermarket.com Group plc	—	Director (1)
Mr. Javier Botín-Sanz de Sautuola y O’Shea	Bankinter, S.A.	7,929,853	—
Ms. Esther Giménez-Salinas i Colomer	Gawa Capital Partners, S.L.	—	Director (1)
Mr. Ángel Jado Becerro de Bengoa	Bankinter, S.A. (2)	1,774,000	—
Ms. Isabel Tocino Biscarolasaga	Banco Bilbao Vizcaya Argentaria, S.A.	9,585	—
Mr. Abel Matutes Juan (4)	Banco Bilbao Vizcaya Argentaria, S.A. (*)	716,136	—
	Citibank	109,062	—
Mr. Juan Rodríguez Inciarte (5)	Banco Bilbao Vizcaya Argentaria, S.A. (3)	1,184	—
	Wells Fargo & Co.	107	—
	Santander UK plc	—	Director (1)
	Santander Consumer Finance, S.A.	—	Director (1)

(*)	Ownership interests held by related persons.
(1)	Non-executive.
(2)	Of the shares indicated, 274,000 are held by related persons.
(3)	Held jointly with a related person.
(4)	Ceased to be a director on February18, 2015.
(5)	Ceased to be a member of the board on June 30, 2015.

With regard to situations of conflict of interest, as stipulated in Article 30 of the Rules and Regulations of the Board, the directors must notify the board of any direct or indirect conflict with the interests of the Bank in which they or persons related thereto may be involved. The director involved shall refrain from taking part in discussions or voting on any resolutions or decisions in which the director or any persons related thereto may have a conflict of interest.

Also, under Article 33 of the Rules and Regulations of the Board, following a favorable report by the audit committee, the board must authorize the transactions which the Bank performs with directors (unless the power to approve them is vested by law in the general meeting), excluding the transactions indicated in Article 33.2.

Accordingly, the related party transactions performed in 2015 met the conditions established in the Rules and Regulations of the Board not to require authorization of the governing bodies, or obtained such authorization, following a favorable report by the audit committee, after confirming that the consideration and the other conditions agreed upon were within market parameters.

In addition, other directors abstained from participating in and voting on the deliberations of the meetings of the board of directors or the board committees on 175 occasions in 2015. The breakdown of these 175 cases is as follows: 56 related to proposals for the appointment, re-election or removal of directors, or the appointment of members of the board committees or committees in Group companies; 92 related to matters connected with remuneration or the extension of loans or credits; 20 related to the debate of proposed financing or other lending transactions involving companies related to directors; and on 7 occasions the abstention occurred in connection with the annual verification of the directors’ status which, pursuant to Article 6.3 of the Rules and Regulations of the Board, was performed by the appointments committee.

6.	Loans and advances to credit institutions

The detail, by classification, type and currency, of Loans and advances to credit institutions in the consolidated balance sheets is as follows:

	Millions of euros
	2015	2014	2013

Classification:
Financial assets held for trading	2,293	1,815	5,503
Other financial assets at fair value through profit or loss	26,403	28,592	13,444
Loans and receivables	50,256	51,306	56,017

	78,952	81,713	74,964

Type:
Reciprocal accounts	2,947	1,571	1,858
Time deposits	7,142	8,177	16,284
Reverse repurchase agreements	37,744	39,807	29,702
Other accounts	31,119	32,158	27,120

	78,952	81,713	74,964

Currency:
Euro	46,397	49,099	33,699
Pound sterling	5,192	4,348	4,964
US dollar	18,413	15,964	14,915
Other currencies	8,969	12,381	21,423
Impairment losses (Note 10)	(19)	(79)	(37)
Of which: due to country risk	(12)	(13)	(11)

	78,952	81,713	74,964

The loans and advances to credit institutions classified under Financial assets held for trading consist mainly of securities of foreign institutions acquired under reverse repurchase agreements, whereas those classified under Other financial assets at fair value through profit or loss consist of securities of Spanish and foreign institutions acquired under reverse repurchase agreements.

The loans and advances to credit institutions classified under Loans and receivables are mainly time deposits and guarantees given in cash to credit institutions.

The impairment losses on financial assets recognized in Loans and receivables are disclosed in Note 10.

Note 51 contains a detail of the residual maturity periods of Loans and receivables and of the related average interest rates.

7.	Debt instruments

a)	Detail

The detail, by classification, type and currency, of Debt instruments in the consolidated balance sheets is as follows:

	Millions of euros
	2015	2014	2013

Classification:
Financial assets held for trading	43,964	54,374	40,841
Other financial assets at fair value through profit or loss	3,717	4,231	3,875
Available-for-sale financial assets	117,187	110,249	79,844
Loans and receivables	10,907	7,510	7,886
Held-to-maturity investments	4,355	—	—

	180,130	176,364	132,446

Type:
Spanish government debt securities	45,787	39,182	32,880
Foreign government debt securities	88,346	93,037	59,660
Issued by financial institutions	18,843	18,041	17,206
Other fixed-income securities	27,445	26,248	22,907
Impairment losses	(291)	(144)	(207)

	180,130	176,364	132,446

Currency:
Euro	81,196	74,833	63,263
Pound sterling	10,551	9,983	7,709
US dollar	27,011	20,452	14,195
Other currencies	61,663	71,240	47,486
Impairment losses	(291)	(144)	(207)

	180,130	176,364	132,446

In 2015 the Group reclassified certain financial instruments from the available-for-sale portfolio into the held-to-maturity investment portfolio. Pursuant to the applicable legislation, the fair value of these instruments at the date of reclassification was considered their initial cost and the valuation adjustments in the Group’s total equity remained in the consolidated balance sheet, together with the adjustments relating to the other available-for-sale financial assets. The reclassified instruments were subsequently measured at their amortized cost, and both the difference between their amortized cost and their maturity amount and the valuation adjustments previously recognized in equity will be recognized in the consolidated income statement over the remaining life of the financial assets using the effective interest method.

b)	Breakdown

The breakdown, by origin of the issuer, of Debt instruments at December 31, 2015, 2014 and 2013, net of impairment losses, is as follows:

	Millions of euros
	2015				2014				2013
	Private fixed- income	Public fixed- income	Total	%	Private fixed- income	Public fixed- income	Total	%	Private fixed- income	Public fixed- income	Total	%

Spain	7,387	45,787	53,174	29.52%	8,542	39,182	47,724	27.06%	11,752	32,880	44,632	33.70%
Portugal	3,889	9,975	13,864	7.70%	3,543	8,698	12,241	6.94%	2,634	3,465	6,099	4.60%
United Kingdom	3,746	6,456	10,202	5.66%	3,502	7,577	11,079	6.28%	3,268	5,112	8,380	6.33%
Poland	802	5,470	6,272	3.48%	745	6,373	7,118	4.04%	723	5,184	5,907	4.46%
Italy	1,312	4,423	5,735	3.18%	1,670	4,170	5,840	3.31%	733	2,857	3,590	2.71%
Ireland	342	—	342	0.19%	405	—	405	0.23%	848	—	848	0.64%
Greece	—	—	—	—	—	—	—	—	—	—	—	—
Other European countries	7,912	3,133	11,045	6.13%	7,327	4,267	11,594	6.57%	5,357	3,607	8,964	6.77%
United States	11,919	9,753	21,672	12.03%	8,793	5,847	14,640	8.30%	5,945	3,997	9,942	7.51%
Brazil	5,405	25,588	30,993	17.21%	5,673	37,792	43,465	24.65%	4,954	19,852	24,806	18.73%
Mexico	723	15,296	16,019	8.89%	847	9,071	9,918	5.62%	566	8,156	8,722	6.59%
Chile	1,027	2,032	3,059	1.70%	909	2,389	3,298	1.87%	1,467	1,272	2,739	2.07%
Other American countries	762	1,611	2,373	1.32%	1,558	1,514	3,072	1.74%	1,384	995	2,379	1.80%
Rest of the world	771	4,609	5,380	2.99%	631	5,339	5,970	3.38%	275	5,163	5,438	4.11%

	45,997	134,133	180,130	100%	44,145	132,219	176,364	100%	39,906	92,540	132,446	100%

The detail, by issuer rating, of Debt instruments at December 31, 2015, 2014 and 2013 is as follows:

	Millions of euros
	2015				2014				2013
	Private fixed- income	Public fixed- income	Total	%	Private fixed- income	Public fixed- income	Total	%	Private fixed- income	Public fixed- income	Total	%

AAA	16,975	9,164	26,139	14.51%	17,737	10,647	28,384	16.09%	10,357	7,847	18,204	13.74%
AA	3,452	13,168	16,620	9.23%	2,763	14,770	17,533	9.94%	2,884	11,304	14,188	10.71%
A	7,379	9,120	16,499	9.16%	5,711	6,373	12,084	6.85%	5,036	5,184	10,220	7.72%
BBB	8,011	65,707	73,718	40,92%	5,215	90,505	95,720	54.27%	7,158	64,341	71,499	53.98%
Below BBB	2,575	35,573	38,148	21.18%	3,092	8,698	11,790	6.69%	6,386	3,864	10,250	7.74%
Unrated	7,605	1,401	9,006	5.00%	9,627	1,226	10,853	6.15%	8,085	—	8,085	6.10%

	45,997	134,133	180,130	100%	44,145	132,219	176,364	100%	39,906	92,540	132,446	100%

The distribution of exposure by rating shown in the foregoing table has been affected by the various reviews of sovereign issuer ratings conducted in recent years. The main review in 2015 was that of Brazil (from BBB to Below BBB), whereas the main review in 2014 was that of Argentina (from Below BBB in 2013 to Unrated in 2014). Also, at December 31, 2015 the exposures with BBB ratings included mainly the sovereign exposures in Spain and Mexico, while those with ratings Below BBB included the sovereign exposures in Portugal and Brazil.

The detail, by type of financial instrument, of Private fixed-income securities at December 31, 2015, 2014 and 2013, net of impairment losses, is as follows:

	Millions of euros
	2015	2014	2013

Securitized mortgage bonds	2,110	3,388	2,936
Other asset-backed bonds	3,073	2,315	2,781
Floating rate debt	16,633	13,172	10,857
Fixed rate debt	24,181	25,270	23,332

Total	45,997	44,145	39,906

c)	Impairment losses

The changes in the impairment losses on Available-for-sale financial assets - Debt instruments are summarized below:

	Millions of euros
	2015	2014	2013

Balance at beginning of year	119	188	129
Net impairment losses for the year	119	42	72
Of which:
Impairment losses charged to income (Note 29)	127	42	89
Impairment losses reversed with a credit to income	(8)	—	(18)
Assets written off	—	(110)	—
Exchange differences and other items	(42)	(1)	(13)

Balance at end of year	196	119	188

Of which:
By geographical location of risk:
European Union	9	9	105
Latin America	187	110	83

Also, the impairment losses on Loans and receivables (EUR 95 million, EUR 25 million and EUR 19 million at December 31, 2015, 2014 and 2013, respectively) are disclosed in Note 10.

d)	Other information

At December 31, 2015, the nominal amount of debt instruments assigned to certain own or third-party commitments, mainly to secure financing facilities received by the Group, amounted to EUR 80,746 million. Of these debt instruments, EUR 30,913 million related to Spanish government debt.

The detail, by term to maturity, of the debt instruments pledged as security for certain commitments, is as follows:

	Millions of euros
	1 day	1 week	1 month	3 months	6 months	1 year	More than 12 months	Total

Government debt securities	4,994	35,611	5,349	5,906	6,875	528	3,559	62,822
Other debt instruments	2,380	2,968	2,494	1,642	811	512	1,492	11,749

Total	7,374	38,579	7,843	7,548	7,686	1,040	4,501	74,571

There are no particular conditions relating to the pledge of these assets that need to be disclosed.

Note 29 contains a detail of the valuation adjustments recognized in equity on available-for-sale financial assets.

Note 51 contains a detail of the residual maturity periods of Available-for-sale financial assets and of Loans and receivables and of the related average interest rates.

8.	Equity instruments

a)	Breakdown

The detail, by classification and type, of Equity instruments in the consolidated balance sheets is as follows:

	Millions of euros
	2015	2014	2013

Classification:
Financial assets held for trading	18,225	12,920	4,967
Other financial assets at fair value through profit or loss	630	879	866
Available-for-sale financial assets	4,849	5,001	3,955

	23,704	18,800	9,788

Type:
Shares of Spanish companies	2,479	3,102	2,629
Shares of foreign companies	19,077	12,773	4,711
Investment fund units and shares	2,148	2,925	2,448

	23,704	18,800	9,788

Note 29 contains a detail of the valuation adjustments recognized in equity on available-for-sale financial assets, and also the related impairment losses.

b)	Changes

The changes in Available-for-sale financial assets-Equity instruments were as follows:

	Millions of euros
	2015	2014	2013

Balance at beginning of year	5,001	3,955	4,542
Changes in the scope of consolidation	—	—	—
Net additions (disposals)	(392)	743	(722)
Of which:
Bank of Shanghai Co., Ltd.	109	396	—
SAREB	—	—	44
Valuation adjustments and other items	240	303	135

Balance at end of year	4,849	5,001	3,955

The main acquisitions and disposals made in 2015, 2014 and 2013 were as follows:

i.	Bank of Shanghai Co., Ltd.

In May 2014 the Group acquired 8% of Bank of Shanghai Co., Ltd. for EUR 396 million.

In June 2015 the Group subscribed to a capital increase at this company for EUR 109 million, thereby retaining its ownership interest percentage.

ii.	Sociedad de Gestión de Activos Procedentes de la Reestructuración Bancaria, S.A. (SAREB)

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

c)	Notifications of acquisitions of investments

The notifications made by the Bank in 2015, in compliance with Article 155 of the Spanish Limited Liability Companies Law and Article 125 of Spanish Securities Market Law 24/1998, of the acquisitions and disposals of holdings in investees are listed in Exhibit IV.

9.	Trading derivatives (assets and liabilities) and Short positions

a)	Trading derivatives

The detail, by type of inherent risk, of the fair value of the trading derivatives entered into by the Group is as follows (see Note 36):

	Millions of euros
	2015		2014		2013
	Debit balance	Credit balance	Debit balance	Credit balance	Debit balance	Credit balance

Interest rate risk	51,576	49,095	56,878	56,710	43,185	43,154
Currency risk	21,924	23,444	16,201	17,418	11,315	10,181
Price risk	2,598	3,343	2,800	4,118	3,247	4,609
Other risks	626	532	979	802	1,152	943

	76,724	76,414	76,858	79,048	58,899	58,887

b)	Short positions

Following is a breakdown of the short positions:

	Millions of euros
	2015	2014	2013

Borrowed securities:
Debt instruments	3,098	3,303	3,921
Of which: Santander UK plc	1,857	2,537	3,260
Equity instruments	990	1,557	189
Of which: Santander UK plc	905	1,435	7
Short sales:
Debt instruments	13,274	12,768	11,840
Of which:
Banco Santander, S.A.	6,953	7,093	6,509
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	1,290	1,561	2,882
Banco Santander (Brasil) S.A.	4,619	3,476	2,388
Equity instruments	—	—	1

	17,362	17,628	15,951

10.	Loans and advances to customers

a)	Detail

The detail, by classification, of Loans and advances to customers in the consolidated balance sheets is as follows:

	Millions of euros
	2015	2014	2013

Financial assets held for trading	6,081	2,921	5,079
Other financial assets at fair value through profit or loss	14,293	8,971	13,196
Loans and receivables	770,474	722,819	650,581
Of which:
Before impairment losses	796,991	750,036	675,484
Impairment losses	(26,517)	(27,217)	(24,903)
Of which, due to country risk	(12)	(7)	(31)

	790,848	734,711	668,856

Loans and advances to customers before impairment losses (*)	817,365	761,928	693,759

(*)	Includes Valuation adjustments for accrued interest receivable and other items amounting to EUR 3,628 million at December 31, 2015 (2014: EUR 3,402 million; 2013: EUR 2,593 million).

Note 51 contains a detail of the residual maturity periods of loans and receivables and of the related average interest rates.

Note 54 shows the Group’s total exposure, by origin of the issuer.

There are no loans and advances to customers for material amounts without fixed maturity dates.

b)	Breakdown

Following is a breakdown, by loan type and status, geographical area of residence and interest rate formula, of the loans and advances to customers of the Group, which reflect the Group’s exposure to credit risk in its core business, before impairment losses:

	Millions of euros
	2015	2014	2013

Loan type and status:
Commercial credit	18,404	18,900	11,898
Secured loans	478,925	440,827	396,432
Reverse repurchase agreements	11,969	3,993	13,223
Other term loans	216,862	206,261	185,951
Finance leases	22,798	15,353	15,871
Receivable on demand	8,466	10,329	10,155
Credit cards receivables	20,180	22,491	17,316
Impaired assets	36,133	40,372	40,320
Valuation adjustments for Accrued interest receivable and other items	3,628	3,402	2,593

	817,365	761,928	693,759

Geographical area:
Spain	167,856	172,371	173,852
European Union (excluding Spain)	401,315	353,674	328,118
United States and Puerto Rico	88,737	71,764	43,566
Other OECD countries	69,519	60,450	54,713
Latin America (non-OECD)	77,519	93,145	84,000
Rest of the world	12,419	10,524	9,510

	817,365	761,928	693,759

Interest rate formula:
Fixed rate	407,026	363,679	280,188
Floating rate	410,339	398,249	413,571

	817,365	761,928	693,759

At December 31, 2015, the Group had granted loans amounting to EUR 13,993 million (December 31, 2014: EUR 17,465 million; December 31, 2013: EUR 13,374 million) to Spanish public sector agencies (which had ratings of BBB at December 31, 2015, 2014 and 2013), and EUR 7,722 million to the public sector in other countries (December 31, 2014: EUR 7,053 million; December 31, 2013: EUR 4,402 million). At December 31, 2015, the breakdown of this amount by issuer rating was as follows: 21.2% AAA, 9.4% AA, 0.5% A, 46% BBB and 22.9% below BBB.

At December 31, 2015, the Group had EUR 759,627 million of loans and advances to customers classified as other than non-performing (excluding loans granted to the public sector). The percentage breakdown of these loans and advances by counterparty credit rating is as follows: 11.6% AAA, 14.85% AA, 18.9% A, 24.8% BBB and 29.9% below BBB.

The above-mentioned ratings were obtained by converting the internal ratings awarded to customers by the Group (see Note 54) into the external ratings classification established by Standard & Poor’s, in order to make them more readily comparable.

Following is a detail, by activity, of the loans and advances to customers at December 31, 2015, net of impairment losses:

	Millions of euros
			Secured loans
			Net exposure		Loan-to-value ratio (a)
	Total	Without collateral	Of which: Property collateral	Of which: Other collateral	Less than or equal to 40%	More than 40% and less than or equal to 60%	More than 60% and less than or equal to 80%	More than 80% and less than or equal to 100%	More than 100%
Public sector	21,732	19,859	297	1,576	458	509	86	622	198
Other financial institutions	41,681	23,738	505	17,438	394	388	199	16,767	195
Non-financial companies and individuals	265,645	135,992	62,122	67,531	20,808	17,532	18,589	47,505	25,219
Of which:
Construction and property development	28,508	3,841	21,321	3,346	7,551	5,315	5,354	4,129	2,318
Civil engineering construction	2,701	1,618	181	902	51	190	163	280	399
Large companies	139,075	90,805	10,682	37,588	4,498	4,307	3,736	21,327	14,402
SMEs and individual traders	95,361	39,728	29,938	25,695	8,708	7,720	9,336	21,769	8,100
Other households and non-profit institutions serving households	470,886	102,902	328,301	39,683	68,910	105,397	103,201	49,508	40,968
Of which:
Residential	325,167	1,827	322,472	868	63,600	101,107	99,512	44,883	14,238
Consumer loans	133,633	97,688	1,973	33,972	3,647	3,011	2,045	1,897	25,345
Other purposes	12,086	3,387	3,856	4,843	1,663	1,279	1,644	2,728	1,385

Subtotal	799,944	282,491	391,225	126,228	90,570	123,826	122,075	114,402	66,580

Less: valuation adjustments on unimpaired assets	9,096

Total	790,848

Memorandum item Refinanced and restructured transactions (*)	45,240	9,673	17,398	18,169	4,116	4,312	5,386	5,228	16,525

(*)	Includes the net balance of the valuation adjustments associated with impaired assets. Also, this portfolio has an allowance of EUR 788 million in relation to valuation adjustments associated with unimpaired assets.

(a)	The ratio of the carrying amount of the Loans and advances to customers transactions at December 31, 2015 to the latest available appraisal value of the collateral.

Note 54 contains information relating to the restructured/refinanced loan book.

c)	Impairment losses

The changes in the impairment losses on the assets making up the balances of Loans and receivables - Loans and advances to customers, Loans and receivables - Loans and advances to credit institutions (see Note 6) and Loans and receivables—Debt instruments (see Note 7) were as follows:

	Millions of euros
	2015	2014	2013

Balance at beginning of year	27,321	24,959	25,467
Net impairment losses charged to income for the year	11,569	11,857	12,054
Of which:
Impairment losses charged to income	16,557	16,518	17,551
Impairment losses reversed with a credit to income	(4,988)	(4,661)	(5,497)
Write-off of impaired balances against recorded impairment losses	(12,361)	(11,827)	(10,626)
Exchange differences and other changes	102	2,332	(1,936)

Balance at end of year	26,631	27,321	24,959

Of which:
By status of the asset:
Impaired assets	17,531	19,451	18,788
Of which: due to country risk (Note 2.g)	24	20	42
Other assets	9,100	7,870	6,171
By classification of assets:
Loans and advances to credit institutions (Note 6)	19	79	37
Debt instruments (Note 7)	95	25	19
Loans and advances to customers	26,517	27,217	24,903

Previously written-off assets recovered in 2015, 2014 and 2013 amounted to EUR 1,375 million, EUR 1,336 million and EUR 1,068 million, respectively. Taking into account these amounts and those recognized in Impairment losses charged to income for the year in the foregoing table, impairment losses on Loans and receivables amounted to EUR 10,194 million in 2015, EUR 10,521 million in 2014 and EUR 10,986 million in 2013.

d)	Impaired assets and assets with past-due amounts

The detail of the changes in the balance of the financial assets classified as Loans and receivables—Loans and advances to customers and considered to be impaired due to credit risk is as follows:

	Millions of euros
	2015	2014	2013

Balance at beginning of year	40,372	40,320	35,301
Net additions	7,862	9,841	16,438
Written-off assets	(12,361)	(11,827)	(10,626)
Changes in the scope of consolidation	106	497	699
Exchange differences and other	154	1,541	(1,492)

Balance at end of year	36,133	40,372	40,320

This amount, after deducting the related impairment losses, represents the Group’s best estimate of the discounted value of the flows that are expected to be recovered from the impaired assets.

At December 31, 2015, the Group’s written-off assets totaled EUR 36,848 million (December 31, 2014: EUR 35,654 million; December 31, 2013: EUR 30,006 million).

Following is a detail of the financial assets classified as Loans and receivables and considered to be impaired due to credit risk at December 31, 2015, classified by geographical location of risk and by age of the oldest past-due amount:

	Millions of euros
		With balances past due by
	With no past-due balances or less than 90 days past due	90 to 180 days	180 to 270 days	270 days to 1 year	More than 1 year	Total

Spain	6,623	894	622	551	8,329	17,019
European Union (excluding Spain)	1,854	1,720	916	791	4,394	9,675
United States and Puerto Rico	1,305	135	58	29	257	1,784
Other OECD countries	721	894	232	194	1,237	3,278
Latin America (non-OECD)	1,418	995	666	477	766	4,322
Rest of the world	8	2	—	—	45	55

	11,929	4,640	2,494	2,042	15,028	36,133

The detail at December 31, 2014 is as follows:

	Millions of euros
		With balances past due by
	With no past-due balances or less than 90 days past due	90 to 180 days	180 to 270 days	270 days to 1 year	More than 1 year	Total

Spain	6,664	2,764	909	866	9,404	20,607
European Union (excluding Spain)	2,027	2,520	908	767	3,532	9,754
United States and Puerto Rico	661	626	58	29	329	1,703
Other OECD countries	272	1,364	259	239	1,726	3,860
Latin America (non-OECD)	1,324	338	933	841	1,012	4,448
Rest of the world	—	—	—	—	—	—

	10,948	7,612	3,067	2,742	16,003	40,372

The detail at December 31, 2013 is as follows:

	Millions of euros
		With balances past due by
	With no past-due balances or less than 90 days past due	90 to 180 days	180 to 270 days	270 days to 1 year	More than 1 year	Total

Spain	6,876	3,327	1,707	1,700	8,255	21,865
European Union (excluding Spain)	1,791	3,141	994	763	3,461	10,150
United States and Puerto Rico	322	178	78	43	417	1,038
Other OECD countries	231	1,377	346	273	626	2,853
Latin America (non-OECD)	600	1,332	877	787	816	4,412
Rest of the world	—	—	—	—	2	2

	9,820	9,355	4,002	3,566	13,577	40,320

Set forth below for each class of impaired asset are the gross amount, associated impairment losses and information relating to the collateral and/or other credit enhancements obtained at December 31, 2015:

	Millions of euros
	Gross amount	Impairment losses recognized	Estimated collateral value(*)

Without associated collateral	13,423	9,566	—
With property collateral	20,236	7,229	11,577
With other collateral	2,474	1,252	628

Balance at end of year	36,133	17,421	12,205

(*)	Including the estimated value of the collateral associated with each loan. Accordingly, any other cash flows that may be obtained, such as those arising from borrowers’ personal guarantees, are not included.

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

Loans classified as standard: past-due amounts receivable

In addition, at December 31, 2015, there were assets with amounts receivable that were past due by 90 days or less, the detail of which, by age of the oldest past-due amount, is as follows:

	Millions of euros
	Less than 1 month	1 to 2 months	2 to 3 months

Loans and advances to customers	1,654	553	407
Public sector	4	—	—
Private sector	1,650	553	407

Total	1,654	553	407

e)	Securitization

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

	Millions of euros
	2015	2014	2013

Derecognized	685	2,391	3,618
Of which
Securitized mortgage assets	685	2,391	3,618

Retained on the balance sheet	107,643	100,503	78,229
Of which
Securitized mortgage assets	54,003	57,808	56,277
Of which: UK assets	30,833	36,475	45,296
Other securitized assets(*)	53,640	42,695	21,952

Total	108,328	102,894	81,847

(*)	The increase in Other securitized assets in 2014 with respect to December 31, 2013 relates mainly to the acquisition of control of SCUSA by the Group in January 2014 (see Note 3).

Securitization is used as a tool for the management of regulatory capital and as a means of diversifying the Group’s liquidity sources. In 2015, 2014 and 2013 the Group did not derecognize any of the securitizations performed, and the balance shown as derecognized for those years relates to securitizations performed in prior years.

The loans derecognized include assets of Santander Holdings USA, Inc. amounting to approximately EUR 506 million at December 31, 2015 (December 31, 2014: EUR 1,942 million; December 31, 2013: EUR 3,082 million) that were sold, prior to this company’s inclusion in the Group, on the secondary market for multifamily loans, and over which control was transferred and substantially all the associated risks and rewards were not retained. At December 31, 2015, the Group recognized under Other liabilities an obligation amounting to EUR 6 million (December 31, 2014: EUR 34 million; December 31, 2013: EUR 49 million), which represents the fair value of the retained credit risk.

The loans retained on the face of the balance sheet include the loans associated with securitizations in which the Group retains a subordinated debt and/or grants any manner of credit enhancements to the new holders.

The loans transferred through securitization are mainly mortgage loans, loans to companies and consumer loans.

11.	Hedging derivatives

The detail, by type of risk hedged, of the fair value of the derivatives qualifying for hedge accounting is as follows (see Note 36):

	Millions of euros
	2015		2014		2013
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Fair value hedges	4,620	5,786	5,072	5,321	5,403	4,146
Of which: Portfolio hedges	426	2,168	413	2,319	610	1,703
Cash flow hedges	2,449	3,021	2,094	1,650	1,766	1,023
Hedges of net investments in foreign operations	658	130	180	284	1,132	114

	7,727	8,937	7,346	7,255	8,301	5,283

Note 36 contains a description of the Group’s main hedges.

12.	Non-current assets held for sale

The detail of Non-current assets held for sale in the consolidated balance sheets is as follows:

	Millions of euros
	2015	2014	2013

Tangible assets	5,623	5,256	4,845
Of which:
Foreclosed assets	5,533	5,139	4,742
Of which: Property assets in Spain (Note 54)	4,983	4,597	4,146
Other tangible assets held for sale	90	117	103
Other assets	23	120	47

	5,646	5,376	4,892

At December 31, 2015, the allowances recognized represented 51.4% (2014: 51.3%; 2013: 51.1%). The net charges recorded in those years amounted to EUR 222 million, EUR 339 million and EUR 335 million, respectively (see Note 50).

In 2015 the Group sold, for EUR 898 million, foreclosed properties with a gross carrying amount of EUR 1,375 million, for which provisions totaling EUR 517 million had been recognized. These sales gave rise to gains of EUR 40 million; in addition, other tangible assets were sold for EUR 42 million, giving rise to a gain of EUR 11 million (see Note 50).

13.	Investments

a)	Breakdown

The detail, by company, of Investments (see Note 2.b) is as follows:

	Millions of euros
	2015	2014	2013

Associates
Zurich Santander Insurance América, S.L.	873	997	826
Santander Insurance (Ireland)	301	288	—
Metrovacesa, S.A.	—	—	647
Other companies	485	490	356

	1,659	1,775	1,829

Jointly controlled entities
SAM Investment Holdings Limited	514	456	449
Aegon Santander Seguros	240	227	213
Unión de Créditos Inmobiliarios, S.A., EFC	184	178	189
Santander Consumer USA Inc.	—	—	2,159
Other companies	654	835	697

	1,592	1,696	3,707

b)	Changes

The changes in Investments were as follows:

	Millions of euros
	2015	2014	2013

Balance at beginning of year	3.471	5,536	4,454
Acquisitions (disposals) and capital increases (reductions)	(72)	80	422
Changes in the scope of consolidation (Note 3)	21	(2,383)	769
Of which:
Santander Consumer USA Inc.	—	(2,159)	—
Metrovacesa Group	—	(642)	—
Santander Insurance (Ireland)	—	285	—
SAM Investment Holdings Limited	—	—	449
Aegon Santander Seguros	—	—	211
Effect of equity accounting (Note 41)	375	243	500
Dividends paid and reimbursements of share premium	(227)	(178)	(303)
Exchange differences and other changes	(317)	173	(306)

Balance at end of year	3,251	3,471	5,536

c)	Impairment losses

In 2015, 2014 and 2013 there was no evidence of material impairment on the Group’s investments.

d)	Other information

Following is a summary of the financial information on the companies accounted for using the equity method (obtained from the information available at the date of preparation of the financial statements):

	Millions of euros
	2015	2014	2013

Total assets	42,510	40,749	63,443
Total liabilities	(38,118)	(36,120)	(55,483)

Net assets	4,392	4,629	7,960

Group’s share of net assets	1,904	2,272	3,755
Goodwill	1,347	1,199	1,781
Of which:
Zurich Santander Insurance América, S.L.	526	526	526
Santander Insurance (Ireland)	205	205	—
Santander Consumer USA Inc.	—	—	937

Total Group share	3,251	3,471	5,536

Total income	11,430	9,780	11,756

Total profit	935	750	1,029

Group’s share of profit	375	243	500

Following is a summary of the financial information for 2015 on the main associates and jointly controlled entities (obtained from the information available at the date of preparation of the financial statements):

	Millions of euros
	Total assets	Total liabilities	Total income	Total profit
Associates	17,921	(15,826)	6,594	616

Of which:
Zurich Santander Insurance América, S.L.	9,724	(9,014)	4,048	407
Santander Insurance (Ireland)	1,606	(1,413)	826	23

Jointly controlled entities	24,589	(22,292)	4,836	319

Of which:
SAM Investment Holdings Limited	3,157	(2,482)	2,232	129
Unión de Créditos Inmobiliarios, S.A., EFC	12,236	(11,868)	422	3
Aegon Santander Seguros	610	(270)	293	27

Total	42,510	(38,118)	11,430	935

At December 31, 2015, 2014 and 2013, the Group did not hold any ownership interests in jointly controlled entities or associates whose shares are listed.

14.	Insurance contracts linked to pensions

The detail of Insurance contracts linked to pensions in the consolidated balance sheets is as follows:

	Millions of euros
	2015	2014	2013

Assets relating to insurance contracts covering post-employment benefit plan obligations:
Banco Santander, S.A.	299	345	342

	299	345	342

15.	Liabilities under insurance contracts and Reinsurance assets

The detail of Liabilities under insurance contracts and Reinsurance assets in the consolidated balance sheets (see Note 2.j) is as follows:

	Millions of euros
	2015			2014			2013
Technical provisions for:	Direct insurance and reinsurance assumed	Reinsurance ceded	Total (balance payable)	Direct insurance and reinsurance assumed	Reinsurance ceded	Total (balance payable)	Direct insurance and reinsurance assumed	Reinsurance ceded	Total (balance payable)

Unearned premiums and unexpired risks	62	(39)	23	107	(34)	73	245	(36)	209
Life insurance	149	(136)	13	157	(146)	11	546	(183)	363
Claims outstanding	335	(112)	223	378	(107)	271	315	(55)	261
Bonuses and rebates	18	(9)	9	15	(8)	7	25	(6)	19
Other technical provisions	63	(35)	28	56	(45)	11	299	(76)	222

	627	(331)	296	713	(340)	373	1,430	(356)	1,074

The reduction in the amount of Direct insurance and reinsurance assumed at December 31, 2014 is due to the sale of the insurance companies in Ireland-Santander Insurance Life Limited, Santander Insurance Europe Limited and Santander Insurance Services Ireland Limited- (see Note 3).

16.	Tangible assets

a)	Changes

The changes in Tangible assets in the consolidated balance sheets were as follows:

	Millions of euros
	For own use	Leased out under an operating lease	Investment property	Total

Cost:
Balances at January 1, 2013	15,780	3,117	4,265	23,162
Additions / disposals (net) due to change in the scope of consolidation	(17)	—	541	524
Additions / disposals (net)	1,021	(124)	(23)	874
Transfers, exchange differences and other items	(989)	212	(139)	(916)

Balances at December 31, 2013	15,795	3,205	4,644	23,644
Additions / disposals (net) due to change in the scope of consolidation	229	2,472	3,296	5,997
Additions / disposals (net)	952	4,868	(774)	5,046
Transfers, exchange differences and other items	375	(79)	258	554

Balances at December 31, 2014	17,351	10,466	7,424	35,241
Additions / disposals (net) due to change in the scope of consolidation	(22)	1	(27)	(48)
Additions / disposals (net)	878	3,857	(88)	4,647
Transfers, exchange differences and other items	(765)	597	36	(132)

Balances at December 31, 2015	17,442	14,921	7,345	39,708

Accumulated depreciation:
Balances at January 1, 2013	(7,626)	(869)	(164)	(8,659)
Disposals due to change in the scope of consolidation	16	—	—	16
Disposals	280	179	14	473
Charge for the year	(1,020)	(1)	(17)	(1,038)
Transfers, exchange differences and other items	416	(235)	(36)	145

Balances at December 31, 2013	(7,934)	(926)	(203)	(9,063)
Disposals due to change in the scope of consolidation	4	—	—	4
Disposals	403	157	43	603
Charge for the year	(1,048)	—	(12)	(1,060)
Transfers, exchange differences and other items	(404)	(1,009)	(22)	(1,435)

Balances at December 31, 2014	(8,979)	(1,778)	(194)	(10,951)
Disposals due to change in the scope of consolidation	(27)	—	5	(22)
Disposals	423	196	11	630
Charge for the year	(1,161)	—	(11)	(1,172)
Transfers, exchange differences and other items	296	(1,794)	(95)	(1,593)

Balances at December 31, 2015	(9,448)	(3,376)	(284)	(13,108)

	Millions of euros
	For own use	Leased out under an operating lease	Investment property	Total

Impairment losses:
Balances at January 1, 2013	(18)	(68)	(556)	(642)
Impairment charge for the year	(53)	(24)	(260)	(337)
Disposals due to change in the scope of consolidation	—	—	39	39
Exchange differences and other	(3)	—	16	13

Balances at December 31, 2013	(74)	(92)	(761)	(927)
Impairment charge for the year	(5)	(31)	(112)	(148)
Disposals due to change in the scope of consolidation	—	—	28	28
Exchange differences and other	31	—	(18)	13

Balances at December 31, 2014	(48)	(123)	(863)	(1,034)
Impairment charge for the year	(2)	(37)	(89)	(128)
Disposals due to change in the scope of consolidation	5	—	(4)	1
Exchange differences and other	—	1	(120)	(119)

Balances at December 31, 2015	(45)	(159)	(1,076)	(1,280)

Tangible assets, net:
Balances at December 31, 2013	7,787	2,187	3,680	13,654
Balances at December 31, 2014	8,324	8,565 (*)	6,367 (*)	23,256
Balances at December 31, 2015	7,949	11,386	5,985	25,320

(*)	The increases in 2014 in Tangible assets - Leased out under an operating lease and Tangible assets - Investment property were due to the business combinations of SCUSA and Metrovacesa, S.A, respectively (see Note 3.b.vii and 3.b.xv).

b)	Property, plant and equipment for own use

The detail, by class of asset, of Property, plant and equipment - For own use in the consolidated balance sheets is as follows:

	Millions of euros
	Cost	Accumulated depreciation	Impairment losses	Carrying amount

Land and buildings	5,781	(1,624)	(74)	4,083
IT equipment and fixtures	4,168	(3,271)	—	897
Furniture and vehicles	5,616	(2,983)	—	2,633
Construction in progress and other items	230	(56)	—	174

Balances at December 31, 2013	15,795	(7,934)	(74)	7,787

Land and buildings	5,829	(1,790)	(48)	3,991
IT equipment and fixtures	4,716	(3,722)	—	994
Furniture and vehicles	6,494	(3,409)	—	3,085
Construction in progress and other items	312	(58)	—	254

Balances at December 31, 2014	17,351	(8,979)	(48)	8,324

Land and buildings	5,754	(1,892)	(45)	3,817
IT equipment and fixtures	4,984	(3,927)	—	1,057
Furniture and vehicles	6,374	(3,561)	—	2,813
Construction in progress and other items	330	(68)	—	262

Balances at December 31, 2015	17,442	(9,448)	(45)	7,949

The carrying amount at December 31, 2015 in the foregoing table includes the following approximate amounts:

•	EUR 5,870 million (December 31, 2014: EUR 6,161 million; December 31, 2013: EUR 5,615 million) relating to property, plant and equipment owned by Group entities and branches located abroad.

•	EUR 195 million (December 31, 2014: EUR 187 million; December 31, 2013: EUR 138 million) relating to property, plant and equipment being acquired under finance leases by the consolidated entities.

c)	Investment property

The fair value of investment property at December 31, 2015 amounted to EUR 6,012 million (2014: EUR 6,366 million; 2013: EUR 3,689 million). A comparison of the fair value of investment property at December 31, 2015 with the carrying amount gives rise to unrealized gross gains of EUR 27 million (gross losses of EUR 1 million and gross gains of EUR 9 million at December 31, 2014 and 2013, respectively).

The rental income earned from investment property and the direct costs related both to investment properties that generated rental income in 2015, 2014 and 2013 and to investment properties that did not generate rental income in those years are not material in the context of the consolidated financial statements.

d)	Sale of properties

In 2007 and 2008 the Group sold ten hallmark properties, 1,152 Bank branch offices in Spain and its head office complex (Ciudad Financiera or Santander Business Campus) to various buyers. Also, the Group entered into operating leases (with maintenance, insurance and taxes payable by the Group) on those properties with the buyers for various compulsory terms (12 to 15 years for the hallmark properties, 24 to 26 years for the branch offices and 40 years for the Santander Business Campus), with various rent review agreements applicable during those periods and the possible extensions thereof. The agreements between the parties also provided for purchase options that in general are exercisable by the Group on final expiry of the leases at the market value of the properties on the expiry dates; the market value will be determined, where appropriate, by independent experts.

The rental expense recognized by the Group in 2015 in connection with these operating lease agreements amounted to EUR 297 million (2014: EUR 292 million; 2013: EUR 286 million). At December 31, 2015, the present value of the minimum future payments that the Group will incur in the compulsory term amounted to EUR 243 million payable within one year, EUR 774 million payable at between one and five years and EUR 1,544 million payable at more than five years.

17.	Intangible assets – Goodwill

The detail of Goodwill, based on the cash-generating units giving rise thereto, is as follows:

	Millions of euros
	2015	2014	2013

Santander UK	10,125	9,540	8,913
Banco Santander (Brazil)	4,590	6,129	5,840
Santander Consumer USA	3,081	2,762	—
Bank Zachodni WBK	2,423	2,418	2,487
Santander Bank, National Association	1,886	1,691	1,489
Santander Consumer Germany	1,217	1,315	1,315
Banco Santander Totta	1,040	1,040	1,040
Banco Santander - Chile	644	675	687
Santander Consumer Bank (Nordics)	546	564	171
Grupo Financiero Santander (Mexico)	517	561	541
Other companies	891	853	798

Total goodwill	26,960	27,548	23,281

The changes in Goodwill were as follows:

	Millions of euros
	2015	2014	2013

Balance at beginning of year	27,548	23,281	24,626
Additions (Note 3)	235	3,176	398
Of which:
Carfinco Financial Group Inc.	162	—	—
Santander Consumer USA Holdings, Inc.	—	2,482	—
Santander Consumer Bank (Nordics) (*)	—	408	—
Getnet Tecnologia Em Captura e Processamento de Transações H.U.A.H. S.A., - Banco Santander (Brasil), S.A.	—	229	—
Financiera El Corte Inglés, E.F.C., S.A.	—	32	—
Bank Zachodni WBK, S.A.	—	—	326
Impairment losses	(115)	(2)	(40)
Disposals or changes in scope of consolidation	(172)	—	(39)
Exchange differences and other items	(536)	1,093	(1,664)

Balance at end of year	26,960	27,548	23,281

(*)	In 2015 the Group completed the purchase price allocation, the goodwill on which finally amounted to EUR 391 million (see Note 3.b.xii).

The Group has goodwill allocated to cash-generating units located in non-euro currency countries (mainly the UK, Brazil, the United States, Poland, Chile, Norway, Sweden and Mexico) and, therefore, this gives rise to exchange differences on the translation to euros, at closing rates, of the amounts of goodwill denominated in foreign currencies. Accordingly, in 2015 goodwill decreased by EUR 514 million due to exchange differences (see Note 29.c) which, pursuant to current accounting guidance, were recognized with a credit to Valuation adjustments—Exchange differences in equity in the consolidated statement of recognized income and expense.

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

In addition, the Group performs estimates of the recoverable amounts of certain cash-generating units by calculating their value in use using discounted cash flow projections. The main assumptions used in this calculation are: (i) earnings projections based on the financial budgets approved by the Group’s directors which normally cover a five-year period (unless a longer time horizon can be justified), (ii) discount rates determined as the cost of capital taking into account the risk-free rate of return plus a risk premium in line with the market and the business in which the units operate and (iii) constant growth rates used in order to extrapolate earnings in perpetuity which do not exceed the long-term average growth rate for the market in which the cash-generating unit in question operates.

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

Following is a detail of the main assumptions used in determining the recoverable amount, at 2015 year-end, of the most significant cash-generating units which were valued using the discounted cash flow method:

	Projected period	Discount rate (*)	Nominal perpetual growth rate
Santander UK	5 years	9.3%	2.5%
Banco Santander (Brazil)	5 years	15.2%	6.9%
Santander Bank, National Association(**)	7 years	9.0%	2.5%
Santander Consumer Germany	5 years	8.7%	2.5%
Santander Consumer USA	3 years	9.9%	3.0%
Banco Santander Totta	5 years	10.2%	2.5%
Santander Consumer Bank (Nordics)	5 years	9.0%	2.5%

(*)	Post-tax discount rate for the purpose of consistency with the earnings projections used.

(**)	A seven-year period was used for Santander Bank, National Association in order to provide normalized earnings projections which reflect the strategic plan of the cash-generating unit’s new management team.

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

Based on the foregoing, and in accordance with the estimates, projections and sensitivity analyses available to the Bank’s directors, in 2015 the Group recognized impairment losses on goodwill totaling EUR 115 million (2014: EUR 2 million; 2013: EUR 40 million), under Impairment losses on other assets (net) - Goodwill and other intangible assets. This related mainly to the Group’s businesses in Puerto Rico and was due to the deterioration of the projected business expectations.

At December 31, 2015, none of the cash-generating units with significant goodwill had a recoverable amount approximating their carrying amount. The recoverable amount is considered to be close to the carrying amount when reasonable changes in the main assumptions used in the valuation cause the recoverable amount to be below the carrying amount.

18.	Intangible assets - Other intangible assets

The detail of Intangible assets - Other intangible assets in the consolidated balance sheets and of the changes therein in 2015, 2014 and 2013 is as follows:

		Millions of euros
	Estimated useful life	31 December 2014	Net additions and disposals	Change in scope of consolidation	Amortization and impairment	Application of amortization and impairment	Exchange differences and other	31 December 2015

With indefinite useful life:
Brand names		61	—	(2)	—	(17)	7	49

With finite useful life:
IT developments	3 to 7 years	5,350	1,481	(25)	—	(951)	(444)	5,411
Other		1,294	87	—	—	(81)	6	1,306
Accumulated amortization		(3,623)	—	20	(1,246)	663	313	(3,873)
Impairment losses		(229)	—	—	(586)	386	6	(423)

		2,853	1,568	(7)	(1,832)	—	(112)	2,470

In 2015, impairment losses of EUR 586 million were recognized under Impairment losses on other assets (net) in the consolidated income statement. These impairment losses related mainly to the decline in or loss of the recoverable value of certain computer systems and applications as a result of the processes initiated by the Group to adapt to the various regulatory changes and to transform or integrate businesses.

		Millions of euros
	Estimated useful life	31 December 2013	Net additions and disposals	Change in scope of consolidation	Amortization and impairment	Application of amortization and impairment	Exchange differences and other	31 December 2014

With indefinite useful life:
Brand names		15	—	43	—	—	3	61

With finite useful life:
IT developments	3 to 7 years	5,546	1,345	63	—	(1,731)	127	5,350
Other		1,132	(127)	525	—	(250)	14	1,294
Accumulated amortization		(3,603)	—	—	(1,227)	1,269	(62)	(3,623)
Impairment losses		(130)	—	—	(699)	712	(112)	(229)

		2,960	1,218	631	(1,926)	—	(30)	2,853

		Millions of euros
	Estimated useful life	31 December 2012	Net additions and disposals	Change in scope of consolidation	Amortization and impairment	Application of amortization and impairment	Exchange differences and other	31 December 2013

With indefinite useful life:
Brand names		14	2	—	—	—	(1)	15

With finite useful life:
IT developments	3 to 7 years	5,285	1,229	4	—	(679)	(293)	5,546
Other		1,373	(46)	37	—	(37)	(195)	1,132
Accumulated amortization		(3,106)	—	(3)	(1,353)	715	144	(3,603)
Impairment losses		(130)	—	—	(1)	1	—	(130)

		3,436	1,185	38	(1,354)	—	(345)	2,960

19.	Other assets

The detail of Other assets is as follows:

	Millions of euros
	2015	2014	2013

Inventories	1,013	1,099	80
Transactions in transit	323	727	127
Net pension plan assets (Note 25)	787	413	149
Prepayments and accrued income	1,976	2,001	2,114
Other	3,277	3,909	3,344

	7,376	8,149	5,814

The increase in Inventories in 2014 related mainly to the consolidation of the assets of Metrovacesa, S.A. (see Note 3).

20.	Deposits from central banks and Deposits from credit institutions

The detail, by classification, counterparty, type and currency, of Deposits from central banks and Deposits from credit institutions in the consolidated balance sheets is as follows:

	Millions of euros
	2015	2014	2013

Classification:
Financial liabilities held for trading	2,255	7,572	11,334
Of which:
Deposits from central banks	2,178	2,041	3,866
Deposits from credit institutions	77	5,531	7,468
Other financial liabilities at fair value through profit or loss	25,037	25,360	11,741
Of which:
Deposits from central banks	16,486	6,321	2,097
Deposits from credit institutions	8,551	19,039	9,644
Financial liabilities at amortized cost	148,079	122,437	86,322
Of which:
Deposits from central banks	38,872	17,290	9,788
Deposits from credit institutions	109,207	105,147	76,534

	175,371	155,369	109,397

Type:
Reciprocal accounts	1,332	704	755
Time deposits	113,117	85,178	55,839
Other demand accounts	3,199	4,893	3,425
Repurchase agreements	57,723	64,594	49,378

	175,371	155,369	109,397

Currency:
Euro	92,060	86,539	63,947
Pound sterling	5,961	8,107	6,993
US dollar	48,586	34,646	27,509
Other currencies	28,764	26,077	10,948

	175,371	155,369	109,397

The increase in Deposits from central banks measured at amortized cost in the last two years relates mainly to the Group’s participation in the European Central Bank’s targeted longer-term refinancing operations (TLTROs) for approximately EUR 21.8 thousand million and EUR 8.2 thousand million in 2015 and 2014, respectively.

Note 51 contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates.

21.	Customer deposits

The detail, by classification, geographical area and type, of Customer deposits is as follows:

	Millions of euros
	2015	2014	2013

Classification:
Financial liabilities held for trading	9,187	5,544	8,500
Other financial liabilities at fair value through profit or loss	26,357	33,127	26,484
Financial liabilities at amortized cost	647,578	608,956	572,853

	683,122	647,627	607,837

Geographical area:
Spain	183,778	186,051	185,460
European Union (excluding Spain)	311,314	275,291	259,903
United States and Puerto Rico	59,814	51,291	43,773
Other OECD countries	57,817	55,003	47,541
Latin America (non-OECD)	69,792	79,848	71,004
Rest of the world	607	143	156

	683,122	647,627	607,837

Type:
Demand deposits-
Current accounts	257,192	200,752	167,787
Savings accounts	180,415	173,105	164,214
Other demand deposits	5,489	5,046	3,512
Time deposits-
Fixed-term deposits and other term deposits	196,965	223,262	225,955
Home-purchase savings accounts	59	71	102
Discount deposits	448	448	1,156
Hybrid financial liabilities	5,174	3,525	3,324
Repurchase agreements	37,380	41,418	41,787

	683,122	647,627	607,837

Note 51 contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates.

22.	Marketable debt securities

a)	Breakdown

The detail, by classification and type, of Marketable debt securities is as follows:

	Millions of euros
	2015	2014	2013

Classification:
Financial liabilities held for trading	—	—	1
Other financial liabilities at fair value through profit or loss	3,373	3,830	4,086
Financial liabilities at amortized cost	201,656	193,059	171,390

	205,029	196,889	175,477

Type:
Bonds and debentures outstanding	182,073	178,710	161,274
Notes and other securities	22,956	18,179	14,203

	205,029	196,889	175,477

Note 51 contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates in those years.

b)	Bonds and debentures outstanding

The detail, by currency of issue, of Bonds and debentures outstanding is as follows:

				December 31, 2015
				Outstanding issue amount in foreign currency (millions)	Annual interest rate (%)
	Millions of euros
Currency of issue	2015	2014	2013

Euro	88,922	89,803	85,120	88,922	2.25%
US dollar	46,463	39,992	25,641	50,585	2.46%
Pound sterling	16,757	19,613	20,237	12,299	2.58%
Brazilian real	19,125	18,707	15,017	82,459	13.57%
Hong Kong dollar	74	41	5,026	626	3.20%
Chilean peso	3,634	3,596	3,360	2,811,775	3.79%
Other currencies	7,098	6,958	6,873

Balance at end of year	182,073	178,710	161,274

The changes in Bonds and debentures outstanding were as follows:

	Millions of euros
	2015	2014	2013

Balance at beginning of year	178,710	161,274	183,686
Net inclusion of entities in the Group	5,229	7,024	—
Of which:
Banco Santander Totta, S.A. (Note 3)	1,729	—	—
Auto ABS UK Loans PLC	1,358	—	—
Auto ABS DFP Master Compartment France 2013	550	—	—
Auto ABS2 FCT Compartiment 2013-A	514	—	—
PSA Financial Services, Spain, E.F.C., S.A.	401	—	—
Auto ABS FCT Compartiment 2012-1	274	—	—
Auto ABS FCT Compartiment 2013-2	205	—	—
PSA Finance Suisse, S.A.	200	—	—
Santander Consumer USA Holdings Inc.(Note 3)	—	7,024	—
Issues	66,223	66,360	61,754
Of which:
Santander UK Group
Bonds in other currencies	11,727	18,608	23,491
Bond in pounds sterling	4,552	2,769	5,877
Banco Santander (Brasil) S.A.
Real estate letters of credit	6,966	9,551	4,989
Bonds	8,870	4,511	5,777
Agricultural letters of credit	1,074	1,756	478
Santander Consumer USA Holdings Inc. - Asset-backed securities	11,330	7,600	—
Santander Consumer Finance, S.A. - Bonds	5,070	3,602	2,325
Santander International Debt, S.A. Sole-Shareholder Company - Bonds - floating/fixed rate	4,270	4,853	4,654
Santander Holdings USA, Inc. - Bonds	1,921	—	362
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander – México Bonds	1,874	1,099	392
Santander Consumer Bank AS - Bonds	1,328	470	443
Banco Santander - Chile - Bonds	1,198	1,979	1,469
Banco Santander, S.A.
Mortgage-backed bonds - fixed rate	995	2,944	1,990
Territorial bonds - fixed rate	—	218	4,000
Bonds	—	—	323
Santander Bank, National Association - Bonds	910	—	—
Banco Santander Totta S.A.- Mortgage debentures	749	1,746	—
Emisora Santander España - Bonds	745	—	—
Fondo de Titulización RMBS Santander 4 - Asset-backed securities	613	—	—
Bilkreditt 7 Designated Activity Company - Bonds	500	—	—
Santander International Products, Plc. - Bonds	402	341	65
SCF Rahoituspalvelut I DAC - Bonds	316	—	—
Santander Consumer Bank S.p.A. - Bonds - floating rate	300	35	100
SC Poland Consumer 15-1 Sp. z.o.o. - Bonds	247	—	—
Bank Zachodni WBK S.A. - Bonds	114	—	—
Santander Consumer Bank SA - Bonds	61	188	256
Motor 2014-1 plc - Asset-backed securities	—	736	—
Bilkreditt 6 Limited - Asset-backed securities	—	638	—
Fondo de Titulización de Activos Pymes Santander 10 - Asset-backed securities	—	590	—
Svensk Autofinans WH 1 Ltd - Asset-backed securities	—	474	—
SC Germany Auto 2014-1 UG (haftungsbeschränkt) - Asset-backed securities	—	389	—
Motor 2013-1 plc - Asset-backed securities	—	—	598
Bilkreditt 5 Limited - Asset-backed securities	—	—	494
Bilkreditt 3 Limited - Asset-backed securities	—	—	468
SC Germany Auto 2013-2 UG - Asset-backed securities	—	—	466
Dansk Auto Finansiering 1 Ltd - Asset-backed securities	—	—	416
SC Germany Auto 2013-2 UG (Haftungsbeschränkt) - Asset-backed securities	—	—	407
SCF Rahoituspalvelut 2013 Limited - Asset-backed securities	—	—	384
Bilkreditt 4 Limited - Asset-backed securities	—	—	357
Trade Maps 3 Ireland Limited - Debentures - floating rate	—	—	313
Fondo de Titulización de Activos PYMES Santander 6 - Asset-backed securities	—	—	235
Redemptions	(69,295)	(60,883)	(73,619)
Of which:
Santander UK Group	(18,702)	(19,213)	(37,388)
Banco Santander (Brasil) S.A.	(14,718)	(14,359)	(8,246)
Banco Santander, S.A.	(12.058)	(12,391)	(11,434)
Santander Consumer USA Holdings Inc.	(7,556)	—	—
Santander International Debt, S.A. Sole-Shareholder Company	(5,938)	(6,967)	(10,437)
Santander Consumer Finance, S.A.	(2,838)	(1,422)	(1,012)
Banco Santander - Chile	(2,136)	(2,186)	(1,263)
Santander US Debt, S.A. Sole-Shareholder Company	(1,064)	—	(947)
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	(789)	(726)	(62)
Santander Holdings USA, Inc.	(494)	—	—
SCFI Ajoneuvohallinto Limited	(452)	—	—
Fondo de Titulización de Activos PYMES Santander 10	(404)	—	—
Bilkreditt 6 Limited	(268)	—	—
SC Germany Auto 2014-1 UG (haftungsbeschränkt)	(178)	—	—
Dansk Auto Finansiering 1 Ltd	(169)	—	—
Bilkreditt 3 Limited	(169)	—	—
Santander Consumer Bank A.S.	(163)	—	—
SC Germany Auto 2013-2 UG (haftungsbeschränkt)	(147)	—	—
Bilkreditt 5 Limited	(143)	—	—
SC Austria Finance 2013-1 S.A.	(143)	—	—
Santander Consumer Bank S.A.	(141)	(200)	(48)
Santander Consumer Bank S.p.A.	(135)	—	—
Banco Santander Totta, S.A.	(130)	(1,095)	(962)
Santander International Products plc.	(64)	(610)	(1,605)
Brazil Foreign Diversified Payment Rights Finance Company	—	(655)	—
Santander Consumer Bank AG	—	—	(6)
Exchange differences	3,850	6,706	(5,590)
Other changes	(2,644)	(1,771)	(4,957)

Balance at end of year	182,073	178,710	161,274

c)	Notes and other securities

These notes were issued basically by Abbey National Treasury Services plc, Santander Consumer Finance, S.A., Santander Commercial Paper, S.A. (Sole-Shareholder Company), Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, Abbey National North America LLC, Bank Zachodni WBK S.A., Banco Santander Totta, S.A. and Banco Santander, S.A.

d)	Guarantees

Set forth below is information on the liabilities secured by financial assets:

	Millions of euros

	2015	2014	2013

Asset-backed securities	42,201	39,594	30,020
Of which, mortgage-backed securities	14,152	18,059	22,843
Other mortgage securities	48,227	60,569	59,984
Of which: mortgage-backed bonds	19,747	29,227	32,717

	90,428	100,163	90,004

The main characteristics of the assets securing the aforementioned financial liabilities are as follows:

1.	Asset-backed securities:

a.	Mortgage-backed securities- these securities are secured by securitized mortgage assets (see Note 10.e) with average maturities of more than ten years that must: be a first mortgage for acquisition of principal or second residence, be current in payments, have a loan-to-value ratio below 80% and have a liability insurance policy in force covering at least the appraisal value. The value of the financial liabilities broken down in the foregoing table is lower than the balance of the assets securing them - securitized assets retained on the balance sheet - mainly because the Group repurchases a portion of the bonds issued, and in such cases they are not recognized on the liability side of the consolidated balance sheet.

b.	Other asset-backed securities- including asset-backed securities and notes issued by special-purpose vehicles secured mainly by mortgage loans that do not meet the foregoing requirements and other loans (mainly personal loans with average maturities of five years and loans to SMEs with average maturities of seven years).

2.	Other mortgage securities include mainly: (i) mortgage-backed bonds with average maturities of more than ten years that are secured by a portfolio of mortgage loans and credits (included in secured loans - see Note 10.b) which must: not be classified as at procedural stage; have available appraisals performed by specialized entities; have a loan-to-value ratio below 80% in the case of home loans and below 60% for loans for other assets and have sufficient liability insurance, (ii) other debt securities issued as part of the Group’s liquidity strategy in the UK, mainly covered bonds in the UK secured by mortgage loans and other assets.

The fair value of the collateral received by the Group (financial and non-financial assets) which the Group is authorized to sell or pledge even if the owner of the collateral has not defaulted is not material taking into account the Group’s financial statements as a whole.

e)	Spanish mortgage-market issues

The members of the board of directors hereby state that the Group entities operating in the Spanish mortgage-market issues area have established and implemented specific policies and procedures to cover all activities carried on and guarantee strict compliance with mortgage-market regulations applicable to these activities as provided for in Royal Decree 716/2009, of April 24, implementing certain provisions of Mortgage Market Law 2/1981, of March 25, and, by application thereof, in Bank of Spain Circulars 7/2010 and 5/2011, and other financial and mortgage system regulations. Also, financial management defines the Group entities’ funding strategy.

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

The information required by Bank of Spain Circulars 7/2010 and 5/2011, by application of Royal Decree 716/2009, of April 24, is as follows:

Millions of euros

Face value of the outstanding mortgage loans and credits that support the issuance of mortgage-backed and mortgage bonds pursuant to Royal Decree 716/2009 (excluding securitized bonds)	60,043
Of which:
Loans eligible to cover issues of mortgage-backed securities	39,414
Transfers of assets retained on balance sheet: mortgage-backed certificates and other securitized mortgage assets	21,417

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

The outstanding mortgage-backed bonds issued by the Group totaled EUR 19,747 million at December 31, 2015 (all of which were denominated in euros), of which EUR 18,603 million were issued by Banco Santander, S.A. and EUR 1,144 million were issued by Santander Consumer Finance, S.A. The issues outstanding at December 31, 2015 and 2014 are detailed in the separate financial statements of each of these companies.

Mortgage-backed bond issuers have an early redemption option solely for the purpose of complying with the limits on the volume of outstanding mortgage-backed bonds stipulated by mortgage market regulations.

None of the mortgage-backed bonds issued by the Group entities had replacement assets assigned to them.

23.	Subordinated liabilities

a)	Breakdown

The detail, by currency of issue, of Subordinated liabilities in the consolidated balance sheets is as follows:

	Millions of euros			December 31, 2015
				Outstanding issue amount in foreign currency (millions)	Annual interest rate (%)
Currency of issue	2015	2014	2013
Euro	8,001	5,901	4,600	8,001	3.59%
US dollar	9,174	5,525	4,413	9,987	4.02%
Pound sterling	851	1,776	2,750	625	8.36%
Brazilian real	1,878	2,267	2,734	8,097	14.64%
Other currencies	1,249	1,663	1,642

Balance at end of year	21,153	17,132	16,139

Of which, preference shares (acciones preferentes)	449	739	401

Of which, preference shares (participaciones preferentes)	6,749	6,239	3,652

Note 51 contains a detail of the residual maturity periods of subordinated liabilities at each year-end and of the related average interest rates in each year.

b)	Changes

The changes in Subordinated liabilities in the last three years were as follows:

	Millions of euros
	2015	2014	2013

Balance at beginning of year	17,132	16,139	18,238
Net inclusion of entities in the Group (Note 3)	—	—	237
Placements	4,787	4,351	1,027
Of which:
Santander Issuances, S.A., Sole-Shareholder Company	2,878	—	—
Santander UK Group Holdings plc	1,377	—	—
Santander UK plc	521	—	599
Banco Santander, S.A.	—	4,235	—
Banco Santander (Brasil) S.A.	—	115	—
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	—	—	235
Banco Santander - Chile	—	—	191
Redemptions and repurchases	(1,029)	(3,743)	(1,915)
Of which:
Santander UK plc	(466)	—	—
Bank Zachodni WBK S.A.	(237)	—	—
Banco Santander, S.A.	(114)	(61)	(28)
Santander Central Hispano Issuances Limited	(79)	—	—
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	(64)	—	—
Banco Santander (Brasil) S.A.	(60)	(379)	(663)
Banco Santander - Chile	(4)	(174)	(7)
Santander Issuances, S.A., Sole-Shareholder Company	—	(1,425)	(608)
Santander Finance Capital, S.A., Sole-Shareholder	—	(21)	(4)
Santander Finance Preferred, S.A., Sole-Shareholder	—	(1,678)	(7)
Santander Securities Services, S.A.	—	(3)	(6)
Abbey National Capital Trust I	—	—	(278)
Santander Holdings USA, Inc.	—	—	(193)
Santander PR Capital Trust I	—	—	(91)
Santander Perpetual, S.A., Sole-Shareholder Company	—	—	(28)
Exchange differences	389	737	(923)
Other changes	(126)	(352)	(525)

Balance at end of year	21,153	17,132	16,139

c)	Other disclosures

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

At December 31, 2015, Santander UK plc had a GBP 200 million subordinated issue which is convertible, at Santander UK plc’s option, into preference shares of Santander UK plc, at a price of GBP 1 per share.

For the purposes of payment priority, preference shares (participaciones preferentes) are junior to all general creditors and to subordinated deposits. The remuneration of these securities, which have no voting rights, is conditional upon the obtainment of sufficient distributable profit and upon the limits imposed by Spanish banking regulations on equity.

The other issues are subordinated and, therefore, for the purposes of payment priority, they are junior to all general creditors of the issuers. The issues launched by Santander Issuances, S.A. (Sole-Shareholder Company), Santander Perpetual, S.A. (Sole-Shareholder Company), Santander Finance Capital, S.A. (Sole-Shareholder Company), Santander International Preferred, S.A. (Sole-Shareholder Company) and Santander Finance Preferred, S.A. (Sole-Shareholder Company) are guaranteed by the Bank or by restricted deposits arranged at the Bank for this purpose and totaled EUR 8,118 million at December 31, 2015.

At December 31, 2015, the following issues were convertible into Bank shares:

On March 5, May 8 and September 2, 2014, Banco Santander, S.A. announced that its executive committee had resolved to launch issues of preference shares contingently convertible into newly issued ordinary shares of the Bank (“CCPSs”) for a nominal amount of EUR 1,500 million, USD 1,500 million and EUR 1,500 million, respectively. The interest on the CCPSs, payment of which is subject to certain conditions and is discretionary, was set at 6.25% per annum for the first five years (to be repriced thereafter by applying a 541 basis-point spread to the 5-year Mid-Swap Rate) for the March issue, at 6.375% per annum for the first five years (to be repriced thereafter by applying a 478.8 basis-point spread to the 5-year Mid-Swap Rate) for the May issue and at 6.25% per annum for the first seven years (to be repriced every five years thereafter by applying a 564 basis-point spread to the 5-year Mid-Swap Rate) for the September issue.

On March 25, May 28 and September 30, 2014, the Bank of Spain confirmed that the CCPSs were eligible as Additional Tier 1 capital under the new European capital requirements of Regulation (EU) No 575/2013. The CCPSs are perpetual, although they may be redeemed early in certain circumstances and would convert into newly issued ordinary shares of Banco Santander if the Common Equity Tier 1 ratio of the Bank or its consolidated group fell below 5.125%, calculated in accordance with Regulation (EU) No 575/2013. The CCPSs are traded on the Global Exchange Market of the Irish Stock Exchange.

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

The interest accrued on subordinated liabilities amounted to EUR 934 million in 2015 (2014: EUR 1,084 million; 2013: EUR 1,260 million) (see Note 39).

The interest accrued on the CCPSs in 2015 amounted to EUR 276 million (2014: EUR 131 million).

24.	Other financial liabilities

The detail of Other financial liabilities in the consolidated balance sheets is as follows:

	Millions of euros
	2015	2014	2013

Trade payables	1,264	1,276	1,031
Clearing houses	708	562	841
Tax collection accounts:
Tax payables	2,489	2,304	2,197
Factoring accounts payable	194	193	194
Unsettled financial transactions	5,584	4,445	3,063
Other financial liabilities	10,639	10,688	9,084

	20,878	19,468	16,410

Note 51 contains a detail of the residual maturity periods of other financial liabilities at each year-end.

25.	Provisions

a)	Breakdown

The detail of Provisions in the consolidated balance sheets is as follows:

	Millions of euros
	2015	2014	2013

Provision for pensions and similar obligations	8,272	9,412	9,126
Provisions for taxes and other legal contingencies	2,577	2,916	2,727
Provisions for contingent liabilities and commitments (Note 2):	618	654	693
Of which: due to country risk	2	2	4
Other provisions	3,027	2,394	2,043

Provisions	14,494	15,376	14,589

b)	Changes

The changes in Provisions in the last three years were as follows:

	Millions of euros
	2015				2014				2013
	Pensions	Contingent liabilities and commitments	Other provisions	Total	Pensions	Contingent liabilities and commitments	Other provisions	Total	Pensions	Contingent liabilities and commitments	Other provisions	Total

Balances at beginning of year	9,412	654	5,310	15,376	9,126	693	4,770	14,589	10,353	617	5,032	16,002
Net inclusion of entities in the Group	17	8	162	187	11	3	74	88	(1)	15	—	14
Additions charged to income:
Interest expense and similar charges (Note 39)	270	—	—	270	344	—	—	344	363	—	—	363
Personnel expenses (Note 47)	96	—	—	96	75	—	—	75	88	—	—	88
Period provisions (net)	149	(1)	2,958	3,106	361	54	2,594	3,009	397	126	1,922	2,445
Other additions arising from insurance contracts linked to pensions	(18)	—	—	(18)	31	—	—	31	(27)	—	—	(27)
Changes in value recognized in equity	(575)	—	—	(575)	770	—	—	770	(90)	—	—	(90)
Payments to pensioners and pre-retirees with a charge to internal provisions	(1,014)	—	—	(1,014)	(1,038)	—	—	(1,038)	(1,086)	—	—	(1,086)
Benefits paid due to settlements	—	—	—	—	—	—	—	—	(2)	—	—	(2)
Insurance premiums paid	(1)	—	—	(1)	(11)	—	—	(11)	(6)	—	—	(6)
Payments to external funds	(146)	—	—	(146)	(607)	—	—	(607)	(217)	—	—	(217)
Amounts used	—	—	(1,684)	(1,684)	—	—	(2,293)	(2,293)	—	—	(1,661)	(1,661)
Transfers, exchange differences and other changes	82	(43)	(1,142)	(1,103)	350	(96)	165	419	(646)	(65)	(523)	(1,234)

Balances at end of year	8,272	618	5,604	14,494	9,412	654	5,310	15,376	9,126	693	4,770	14,589

c)	Provision for pensions and similar obligations

The detail of Provisions for pensions and similar obligations is as follows:

	Millions of euros
	2015	2014	2013
Provisions for post-employment plans - Spanish entities	4,826	4,915	4,643
Of which: defined benefit	4,822	4,910	4,633
Provisions for other similar obligations - Spanish entities	1,813	2,237	2,161
Of which: Pre-retirements	1,801	2,220	2,149
Provisions for post-employment plans - Santander UK plc	150	256	806
Provisions for post-employment plans and other similar obligations - Other foreign subsidiaries	1,483	2,004	1,516
Of which: defined benefit	1,478	1,999	1,512

Provisions for pensions and similar obligations	8,272	9,412	9,126

i.	Spanish entities - Post-employment plans and other similar obligations

At December 31, 2015, 2014 and 2013, the Spanish entities had post-employment benefit obligations under defined contribution and defined benefit plans In addition, in various years some of the consolidated entities offered certain of their employees the possibility of taking pre-retirement and, therefore, provisions are recognized each year for the obligations to employees taking pre-retirement -in terms of salaries and other employee benefit costs- from the date of their pre-retirement to the date of effective retirement. In 2015, 589 employees accepted the pre-retirement and voluntary redundancy offers, and the provision recognized to cover these obligations totaled EUR 217 million (2014: EUR 642 million; 2013: EUR 334 million).

The expenses incurred by the Group in respect of contributions to defined contribution plans amounted to EUR 99 million in 2015 (2014: EUR 105 million; 2013: EUR 108 million).

The amount of the defined benefit obligations was determined on the basis of the work performed by independent actuaries using the following actuarial techniques:

1.	Valuation method: projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

2.	Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	Post-employment plans			Other similar obligations
	2015	2014	2013	2015	2014	2013

Annual discount rate	1.75%	2.00%	3.00%	1.75%	2.00%	3.00%
Mortality tables	PERM/F-2000	PERM/F-2000	PERM/F-2000	PERM/F-2000	PERM/F-2000	PERM/F-2000
Cumulative annual CPI growth	1.0%	1.5%	1.5%	1.0%	1.5%	1.5%
Annual salary increase rate	2.0% (*)	2.50% (*)	2.50% (*)	N/A	N/A	N/A
Annual social security pension increase rate	1.0%	1.5%	1.5%	N/A	N/A	N/A
Annual benefit increase rate	N/A	N/A	N/A	0% to 1.5%	0% to 1.5%	0% to 1.5%

(*)	Corresponds to the Group’s defined-benefit obligations.

The discount rate used for the flows was determined by reference to high-quality corporate bonds (at least AA in euros) with terms consistent with those of the obligations. The portfolio of bonds taken into consideration excludes callable, puttable and sinkable bonds which could distort the indices.

Any changes in the main assumptions could affect the calculation of the obligations. At December 31, 2015, if the discount rate used had been decreased or increased by 50 basis points, there would have been an increase or decrease in the present value of the post-employment obligations of +5.70% and -5.10%, respectively, and an increase or decrease in the present value of the long-term obligations of +1.10% and -1.08%. These changes would be offset in part by increases or decreases in the fair value of the assets and insurance contracts linked to pensions.

3.	The estimated retirement age of each employee is the first at which the employee is entitled to retire or the agreed-upon age, as appropriate.

The fair value of insurance contracts was determined as the present value of the related payment obligations, taking into account the following assumptions:

	Post-employment plans			Other similar obligations
	2015	2014	2013	2015	2014	2013

Expected rate of return on plan assets	1.75%	2.0%	3.0%	N/A	N/A	N/A

Expected rate of return on reimbursement rights	1.75%	2.0%	3.0%	N/A	N/A	N/A

The funding status of the defined benefit obligations in 2015 and the four preceding years is as follows:

	Millions of euros
	Post-employment plans					Other similar obligations
	2015	2014	2013	2012	2011	2015	2014	2013	2012	2011

Present value of the obligations:
To current employees	48	62	50	58	1,533	—	—	—	—	—
Vested obligations to retired employees	4,551	4,708	4,483	4,765	4,367	—	—	—	—	—
To pre-retirees	—	—	—	—	—	1,801	2,220	2,149	2,389	2,769
Long-service bonuses and other benefits	—	—	—	—	—	12	13	11	7	7
Other	380	307	257	221	185	—	4	1	8	5

	4,979	5,077	4,790	5,044	6,085	1,813	2,237	2,161	2,404	2,781
Less - Fair value of plan assets	157	167	157	144	177	—	—	—	—	—

Provisions - Provisions for pensions	4,822	4,910	4,633	4,900	5,908	1,813	2,237	2,161	2,404	2,781

Of which:
Internal provisions for pensions	4,524	4,565	4,293	4,495	3,762	1,813	2,237	2,161	2,404	2,781
Insurance contracts linked to pensions (Note 14)	299	345	342	405	2,146	—	—	—	—	—
Unrecognized net assets for pensions	(1)	—	(2)	—	—	—	—	—	—	—

The amounts recognized in the consolidated income statements in relation to the aforementioned defined benefit obligations are as follows:

	Millions of euros
	Post-employment plans			Other similar obligations
	2015	2014	2013	2015	2014	2013

Current service cost	12	10	10	2	1	—
Interest cost (net)	100	139	139	37	59	61
Expected return on insurance contracts linked to pensions	(6)	(9)	(11)	—	—	—
Extraordinary charges:
Actuarial (gains)/losses recognized in the year	—	—	—	(8)	48	3
Past service cost	4	—	30	—	—	34
Pre-retirement cost	4	12	8	213	630	326
Effect of curtailment/settlement	(28)	(14)	(6)	(33)	—	—

	86	138	170	211	738	424

In addition, in 2015 Valuation adjustments – Other valuation adjustments increased by EUR 145 million with respect to defined benefit obligations (2014: an increase of EUR 427 million; 2013: an increase of EUR 52 million).

The changes in the present value of the accrued defined benefit obligations were as follows:

	Millions of euros
	Post-employment plans			Other similar obligations
	2015	2014	2013	2015	2014	2013

Present value of the obligations at beginning of year	5,077	4,790	5,044	2,237	2,161	2,404
Net inclusion of entities in the Group	—	—	(5)	—	—	—
Current service cost	12	10	10	2	1	—
Interest cost	105	144	145	37	59	61
Pre-retirement cost	4	12	8	213	630	326
Effect of curtailment/settlement	(28)	(14)	(6)	(33)	—	—
Benefits paid due to settlements	—	—	—	(1)	—	—
Other benefits paid	(327)	(355)	(394)	(657)	(665)	(661)
Past service cost	4	—	30	—	—	34
Actuarial (gains)/losses (*)	124	485	(79)	(8)	48	3
Exchange differences and other items	8	5	37	23	3	(6)

Present value of the obligations at end of year	4,979	5,077	4,790	1,813	2,237	2,161

(*)	Including in 2015 demographic actuarial losses of EUR 24 million and financial actuarial losses of EUR 100 million in the post-employment plans, as well as demographic actuarial gains of EUR 12 million and financial actuarial losses of EUR 4 million in other similar obligations.

The changes in the fair value of plan assets and of insurance contracts linked to pensions were as follows:

Plan assets

	Millions of euros
	Post-employment plans
	2015	2014	2013

Fair value of plan assets at beginning of year	167	157	144
Expected return on plan assets	5	5	6
Actuarial gains/(losses)	(3)	27	—
Contributions/(surrenders)	1	11	5
Benefits paid	(17)	(38)	(12)
Exchange differences and other items	4	5	14

Fair value of plan assets at end of year	157	167	157

Insurance contracts linked to pensions

	Millions of euros
	Post-employment plans
	2015	2014	2013

Fair value of insurance contracts linked to pensions at beginning of year	345	342	405
Expected return on insurance contracts (Note 38)	6	9	11
Benefits paid	(34)	(37)	(47)
Actuarial gains/(losses)	(18)	31	(27)

Fair value of insurance contracts linked to pensions at end of year	299	345	342

In view of the conversion of the defined-benefit obligations to defined-contribution obligations, the Group will not make material current contributions in Spain in 2015 to fund its defined-benefit pension obligations.

The plan assets and the insurance contracts linked to pensions are instrumented mainly through insurance policies.

The following table shows the estimated benefits payable at December 31, 2015 for the next ten years:

Millions of euros

2016	873
2017	754
2018	647
2019	545
2020	459
2021 to 2025	1,510

ii.	United Kingdom

At the end of each of the last three years, the businesses in the United Kingdom had post-employment benefit obligations under defined contribution and defined benefit plans. The expenses incurred in respect of contributions to defined contribution plans amounted to EUR 90 million in 2015 (2014: EUR 84 million; 2013: EUR 62 million).

The amount of the defined benefit obligations was determined on the basis of the work performed by independent actuaries using the following actuarial techniques:

1.	Valuation method: projected unit credit method, which sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

2.	Actuarial assumptions used: unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in the calculations were as follows:

	2015	2014	2013

Annual discount rate	3.74%	3.65%	4.45%
Mortality tables	116/98 S1 Light TMC	116/98 S1 Light TMC	103 S1 Light TMC
Cumulative annual CPI growth	2.98%	3.05%	3.40%
Annual salary increase rate	1.00%	1.00%	3.40%
Annual pension increase rate	2.83%	2.85%	3.15%

The discount rate used for the flows was determined by reference to high-quality corporate bonds (at least AA in pounds sterling) that coincide with the terms of the obligations. The portfolio of bonds taken into consideration excludes callable, puttable and sinkable bonds which could distort the indices.

Any changes in the main assumptions could affect the calculation of the obligations. At December 31, 2015, if the discount rate used had been decreased or increased by 50 basis points, there would have been an increase or decrease in the present value of the obligations of +/- 10.1%. If the inflation assumption had been increased or decreased by 50 basis points, there would have been an increase or decrease in the present value of the obligations of +/- 6.6%. These changes would be offset in part by increases or decreases in the fair value of the assets.

The funding status of the defined benefit obligations in 2015 and the four preceding years is as follows:

	Millions of euros
	2015	2014	2013	2012	2011

Present value of the obligations	12,271	11,959	10,120	9,260	8,467

Less-
Fair value of plan assets	12,880	12,108	9,455	9,194	8,496

Provisions - Provisions for pensions	(609)	(149)	665	66	(29)

Of which:
Internal provisions for pensions	150	256	806	409	255
Net assets for pensions	(759)	(405)	(141)	(343)	(284)

The amounts recognized in the consolidated income statements in relation to the aforementioned defined benefit obligations are as follows:

	Millions of euros
	2015	2014	2013

Current service cost	39	29	32
Interest cost (net)	(5)	16	1
Past service cost	—	(286)	—

	34	(241)	33

In addition, in 2015 Valuation adjustments – Other valuation adjustments decreased by EUR 435 million with respect to defined benefit obligations (2014: a decrease of EUR 173 million; 2013: a decrease of EUR 697 million).

The changes in the present value of the accrued defined benefit obligations were as follows:

	Millions of euros
	2015	2014	2013

Present value of the obligations at beginning of year	11,959	10,120	9,260
Current service cost	39	29	32
Interest cost	466	455	396
Benefits paid	(342)	(263)	(239)
Past service cost	—	(286)	—
Actuarial (gains)/losses (*)	(656)	1,174	852
Exchange differences and other items	805	730	(181)

Present value of the obligations at end of year	12,271	11,959	10,120

(*)	Including in 2015 demographic actuarial gains of EUR 364 million and financial actuarial gains of EUR 292 million.

In 2014 Santander UK reached an agreement with the workers’ representatives to convert a portion of the defined-benefit obligations into defined-contribution plans. The effect of the reduction of the aforementioned obligations is shown in the preceding table under Past service cost.

The changes in the fair value of the plan assets were as follows:

	Millions of euros
	2015	2014	2013

Fair value of plan assets at beginning of year	12,108	9,455	9,194
Expected return on plan assets	471	439	395
Actuarial gains/(losses)	(222)	1,346	155
Contributions	59	450	133
Benefits paid	(342)	(263)	(239)
Exchange differences and other changes	806	681	(183)

Fair value of plan assets at end of year	12,880	12,108	9,455

In 2016 the Group expects to make current contributions to fund these obligations for amounts similar to those made in 2015.

The main categories of plan assets as a percentage of total plan assets are as follows:

	2015	2014	2013

Equity instruments	23%	22%	24%
Debt instruments	53%	56%	59%
Properties	15%	12%	11%
Other	9%	10%	6%

The following table shows the estimated benefits payable at December 31, 2015 for the next ten years:

Millions of euros

2016	359
2017	383
2018	409
2019	436
2020	466
2021 to 2025	2,860

iii.	Other foreign subsidiaries

Certain of the consolidated foreign entities have acquired commitments to their employees similar to post-employment benefits.

At December 31, 2015, 2014 and 2013, these entities had defined-contribution and defined-benefit post-employment benefit obligations. The expenses incurred in respect of contributions to defined contribution plans amounted to EUR 90 million in 2015 (2014: EUR 58 million; 2013: EUR 53 million).

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

Any changes in the main assumptions could affect the calculation of the obligations. At December 31, 2015, if the discount rate used had been decreased or increased by 50 basis points, there would have been an increase or decrease in the present value of the obligations of +/- 5%. These changes would be offset in part by increases or decreases in the fair value of the assets.

The funding status of the obligations similar to post-employment benefits and other long-term benefits in 2015 and the four preceding years is as follows:

	Millions of euros
	2015	2014	2013	2012	2011

Present value of the obligations	8,337	10,324	9,289	12,814	11,245
Less-
Of which: with a charge to the participants	133	151	133	125	—

Fair value of plan assets	7,008	8,458	7,938	10,410	9,745

Provisions - Provisions for pensions	1,196	1,715	1,218	2,279	1,500

Of which:
Internal provisions for pensions	1,478	1,999	1,512	2,626	1,827
Net assets for pensions	(28)	(8)	(8)	(5)	(15)
Unrecognized net assets for pensions	(254)	(276)	(286)	(342)	(312)

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

The amounts recognized in the consolidated income statements in relation to these obligations are as follows:

	Millions of euros
	2015	2014	2013

Current service cost	43	35	46
Interest cost (net)	138	131	162
Extraordinary charges (credits):
Actuarial (gains)/losses recognized in the year	(1)	4	(1)
Past service cost	1	1	7
Pre-retirement cost	—	—	—
Other	(1)	(34)	(2)

	180	137	212

In addition, in 2015 Valuation adjustments – Other valuation adjustments decreased by EUR 285 million with respect to defined benefit obligations (2014: an increase of EUR 515 million; 2013: an increase of EUR 735 million).

The changes in the present value of the accrued obligations were as follows:

	Millions of euros
	2015	2014	2013

Present value of the obligations at beginning of year	10,324	9,289	12,814
Net inclusion of entities in the Group	26	25	4
Current service cost	43	35	46
Interest cost	778	865	951
Pre-retirement cost	—	20	—
Effect of curtailment/settlement	(1)	(6)	(1)
Benefits paid	(639)	(669)	(686)
Benefits paid due to settlements	—	(6)	(2)
Contributions made by employees	8	7	21
Past service cost	1	1	7
Actuarial (gains)/losses (*)	(271)	646	(2,039)
Exchange differences and other items	(1,932)	117	(1,826)

Present value of the obligations at end of year	8,337	10,324	9,289

(*)	Including in 2015 demographic actuarial gains of EUR 393 million and financial actuarial gains of EUR 664 million.

The changes in the fair value of the plan assets were as follows:

	Millions of euros
	2015	2014	2013

Fair value of plan assets at beginning of year	8,458	7,938	10,410
Net inclusion of entities in the Group	9	13	—
Expected return on plan assets	667	759	789
Actuarial gains/(losses)	43	124	(1,314)
Gains/(losses) due to settlements	1	(24)	—
Contributions	109	205	239
Benefits paid	(594)	(643)	(641)
Exchange differences and other items	(1,685)	86	(1,545)

Fair value of plan assets at end of year	7,008	8,458	7,938

In 2016 the Group expects to make contributions to fund these obligations for amounts similar to those made in 2015.

The main categories of plan assets as a percentage of total plan assets are as follows:

	2015	2014	2013

Equity instruments	12%	8%	10%
Debt instruments	84%	83%	85%
Properties	1%	5%	2%
Other	3%	4%	3%

The following table shows the estimated benefits payable at December 31, 2015 for the next ten years:

Millions of euros

2016	626
2017	644
2018	670
2019	695
2020	720
2021 to 2025	3,982

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

The detail, by geographical area, of Provisions for taxes and other legal contingencies and Other provisions is as follows:

	Millions of euros
	2015	2014	2013

Recognized by Spanish companies	1,332	1,217	1,228
Recognized by other EU companies	1,766	1,206	1,027
Recognized by other companies	2,506	2,887	2,515
Of which:
Brazil	2,016	2,453	2,263

	5,604	5,310	4,770

Set forth below is the detail, by type of provision, of the balance at December 31, 2015, 2014 and 2013 of Provisions for taxes and other legal contingencies and Other provisions. The types of provision were determined by grouping together items of a similar nature:

	Millions of euros
	2015	2014	2013

Provisions for taxes	997	1,289	1,177
Provisions for employment-related proceedings (Brazil)	581	616	638
Provisions for other legal proceedings	999	1,011	912
Provision for customer remediation	916	632	465
Regulatory framework-related provisions	308	298	315
Provision for restructuring	404	273	378
Other	1,399	1,191	885

	5,604	5,310	4,770

Relevant information is set forth below in relation to each type of provision shown in the preceding table:

The provisions for taxes include provisions for tax-related proceedings.

The provisions for employment-related proceedings (Brazil) relate to claims filed by trade unions, associations, the prosecutor’s office and ex-employees claiming employment rights to which, in their view, they are entitled, particularly the payment of overtime and other employment rights, including litigation concerning retirement benefits. The number and nature of these proceedings, which are common for banks in Brazil, justify the classification of these provisions in a separate category or as a separate type from the rest. The Group calculates the provisions associated with these claims in accordance with past experience of payments made in relation to claims for similar items. When claims do not fall within these categories, a case-by-case assessment is performed and the amount of the provision is calculated in accordance with the status of each proceeding and the risk assessment carried out by the legal advisers. The average duration of the employment-related proceedings is approximately eight years.

The provisions for other legal proceedings include provisions for court, arbitration or administrative proceedings (other than those included in other categories or types of provisions disclosed separately) brought against Santander Group companies.

The provisions for customer remediation include mainly the estimated cost of payments to remedy errors relating to the sale of certain products in the UK and Germany. To calculate the provision for customer remediation, the best estimate of the provision made by management is used, which is based on the estimated number of claims to be received and, of these, the number that will be accepted, as well as the estimated average payment per case.

The regulatory framework-related provisions include mainly the provisions for the extraordinary contribution to the Deposit Guarantee Fund in Spain and those relating to the FSCS and the Bank Levy in the UK.

The provisions for restructuring include only the costs arising from restructuring processes carried out by the various Group companies.

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

The changes in Provisions for taxes and other legal contingencies and Other provisions are set forth in Note 25.b. With respect to Brazil, the main charges to the income statement in 2015 were EUR 289 million for civil contingencies (2014: EUR 316 million; 2013: EUR 247 million) and EUR 370 million for employment-related claims (2014: EUR 358 million; 2013: EUR 336 million). In addition, a charge of EUR 346 million was recognized in relation to restructuring provisions in 2013. This charge was offset in part by the use of the available provisions, of which EUR 241 million corresponded to employment-related payments (2014: EUR 343 million; 2013: EUR 500 million), EUR 273 million to civil payments (2014: EUR 278 million; 2013: EUR 215 million) and EUR 234 million to the use of restructuring provisions in 2014. In the UK, period provisions of EUR 689 million were recognized in connection with customer remediation (2014: EUR 174 million), of EUR 243 million in connection with the regulatory framework (the bank levy and the Financial Services Compensation Scheme (FSCS)) (2014: EUR 205 million; 2013: EUR 347 million), and of EUR 56 million for restructuring in 2014. These increases were offset by the use of EUR 227 million of provisions for customer remediation (2014: EUR 321 million; 2013: EUR 319 million), EUR 233 million in payments relating to the bank levy and the FSCS (2014: EUR 197 million; 2013: EUR 317 million) and EUR 41 million for restructuring in 2015 (2014: EUR 54 million). In Spain, EUR 95 million were paid in 2015 (2014: EUR 32 million) in relation to the extraordinary contribution to the Deposit Guarantee Fund, recognized in 2013, amounting to EUR 228 million. With regard to Germany, in 2014 period provisions of EUR 455 million were recognized for customer remediation payments and payments of EUR 184 million were made in 2015 (2014: EUR 197 million). In addition, period provisions of EUR 125 million were recognized at the companies acquired in the consumer lending business.

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

•

Legal actions filed by Banco Santander, S.A. (currently Banco Santander (Brasil) S.A.) and other Group entities claiming their right to pay the Brazilian PIS and COFINS social contributions only on the income from the provision of services. In the case of Banco Santander, S.A., the legal action was declared unwarranted and an appeal was filed at the Federal Regional Court. In September 2007 the Federal Regional Court found in favor of Banco Santander, S.A., but the Brazilian authorities appealed against the judgment at the Federal Supreme Court. On April 23, 2015, the Federal Supreme Court issued a decision granting leave for the extraordinary appeal filed by the Brazilian authorities with regard to the PIS contribution to proceed, and dismissing the extraordinary appeal lodged by the Brazilian Public Prosecutor’s Office in relation to the COFINS contribution. The Federal Supreme Court has not yet handed down its decision on the PIS contribution and, with regard to the COFINS contribution, on May 28, 2015, the Federal Supreme Court in plenary session unanimously rejected the extraordinary appeal filed by the Brazilian Public Prosecutor’s Office, and the petition for clarification (“embargos de declaraçao”) subsequently filed by the Brazilian Public Prosecutor’s Office, which on September 3, admitted that no further appeals may be filed. In the case of Banco ABN AMRO Real, S.A. (currently Banco Santander (Brasil) S.A.), in March 2007 the court found in its favor, but the Brazilian authorities appealed against the judgment at the Federal Regional Court, which handed down a decision partly upholding the appeal in September 2009. Banco Santander (Brasil) S.A. filed an appeal at the Federal Supreme Court. Law 12,865/2013 established a program of payments or deferrals of certain tax and social security debts, under which any entities that availed themselves of the program and withdrew the legal actions brought by them were exempted from paying late-payment interest. In November 2013 Banco Santander (Brasil) S.A. partially availed itself of this program but only with respect to the legal actions brought by the former Banco ABN AMRO Real, S.A. in relation to the period from September 2006 to April 2009, and with respect to other minor actions brought by other entities in its Group. However, the legal actions brought by Banco Santander, S.A. and those of Banco ABN AMRO Real, S.A. relating to the periods prior to September 2006, for which a provision for the estimated loss was recognized, still subsist.

•	Banco Santander (Brasil) S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (IRPJ and CSLL) on the ground that the relevant requirements under the applicable legislation were not met. No provision was recognized in connection with the amount considered to be a contingent liability.

•	Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against several municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services. No provision was recognized in connection with the amount considered to be a contingent liability.

•	In addition, Banco Santander (Brasil) S.A. and other Group companies in Brazil are involved in administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration. No provision was recognized in connection with the amount considered to be a contingent liability.

•	In December 2008 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to income tax (IRPJ and CSLL) for 2002 to 2004. The tax authorities took the view that Banco Santander (Brasil) S.A. did not meet the necessary legal requirements to be able to deduct the goodwill arising on the acquisition of Banespa (currently Banco Santander (Brasil) S.A.). Banco Santander (Brasil) S.A. filed an appeal against the infringement notice at Conselho Administrativo de Recursos Fiscais (the Brazilian Tax Appeal Administrative Council, CARF), which on October 21, 2011 unanimously decided to render the infringement notice null and void. The tax authorities appealed against this decision at a higher administrative level. In June 2010 the Brazilian tax authorities issued infringement notices in relation to this same matter for 2005 to 2007. Banco Santander (Brasil) S.A. filed an appeal against these procedures at CARF, which was partially upheld on October 8, 2013. This decision has been appealed at the higher instance of CARF (Tax Appeal High Chamber). In December 2013 the Brazilian tax authorities issued the infringement notice relating to 2008, the last year for amortization of the goodwill. Banco Santander (Brasil) S.A. appealed against this infringement notice and the court found in its favor. The Brazilian tax authorities appealed against this decision at CARF. Based on the advice of its external legal counsel and in view of the first decision by CARF, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defense arguments to appeal against the infringement notices. Accordingly, the risk of incurring a loss is remote. Consequently, no provisions were recognized in connection with these proceedings because this matter should not affect the consolidated financial statements.

•	In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios Ltda. (DTVM), (currently Produban Serviços de Informática S.A.) and Banco Santander (Brasil), S.A. (currently Banco Santander (Brasil) S.A.) in relation to the Provisional Tax on Financial Movements (CPMF) with respect to certain transactions carried out by DTVM in the management of its customers’ funds and for the clearing services provided by Banco Santander (Brasil) S.A. to DTVM in 2000, 2001 and the first two months of 2002. The two entities appealed against the infringement notices at CARF, with DTVM obtaining a favorable decision and Banco Santander (Brasil) S.A. an unfavorable decision. Both decisions were appealed by the losing parties at the High Chamber of CARF, and unfavorable decisions were obtained by Banco Santander (Brasil) S.A. and DTVM on June 12 and 19, 2015, respectively. Both cases were appealed at court in a single proceeding and a provision was recognized for the estimated loss.

•	In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros, S.A. (Brasil), as the successor by merger to ABN AMRO Brasil dois Participações S.A., in relation to income tax (IRPJ and CSLL) for 2005. The tax authorities questioned the tax treatment applied to a sale of shares of Real Seguros, S.A. made in that year. The aforementioned entity filed an appeal for reconsideration against this infringement notice. As the former parent of Santander Seguros S.A. (Brasil), Banco Santander (Brasil) S.A. is liable in the event of any adverse outcome of this proceeding. No provision was recognized in connection with this proceeding as it was considered to be a contingent liability.

•	In June 2013, the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. as the party liable for tax on the capital gain allegedly obtained in Brazil by the entity not resident in Brazil, Sterrebeeck B.V., as a result of the “incorporação de ações” (merger of shares) transaction carried out in August 2008. As a result of the aforementioned transaction, Banco Santander (Brasil) S.A. acquired all of the shares of Banco ABN AMRO Real, S.A. and ABN AMRO Brasil Dois Participações, S.A. through the delivery to these entities’ shareholders of newly issued shares of Banco Santander (Brasil) S.A., issued in a capital increase carried out for that purpose. The Brazilian tax authorities take the view that in the aforementioned transaction Sterrebeeck B.V. obtained income subject to tax in Brazil consisting of the difference between the issue value of the shares of Banco Santander (Brasil) S.A. that were received and the acquisition cost of the shares delivered in the exchange. In December 2014 the Group appealed against the infringement notice at CARF after the appeal for reconsideration lodged at the Federal Tax Office was dismissed. Based on the advice of its external legal counsel, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defense arguments to appeal against the infringement notice. Accordingly, the risk of incurring a loss is remote. Consequently, the Group has not recognized any provisions in connection with these proceedings because this matter should not affect the consolidated financial statements.

•	In November 2014 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to income tax (IRPJ and CSLL) for 2009 questioning the tax-deductibility of the amortization of the goodwill of Banco ABN AMRO Real S.A. performed prior to the absorption of this bank by Banco Santander (Brasil) S.A., but accepting the amortization performed after the merger. On the advice of its external legal counsel, Banco Santander (Brasil), S.A. lodged an appeal against this decision at the Federal Tax Office and obtained a favorable decision in July 2015, which will foreseeably be appealed at CARF by the Brazilian tax authorities. No provision was recognized in connection with this proceeding as it was considered to be a contingent liability. Banco Santander (Brasil) S.A. has also appealed against infringement notices issued by the tax authorities questioning the tax deductibility of the amortization of the goodwill arising on the acquisition of Banco Comercial e de Investimento Sudameris S.A. No provision was recognized in connection with this matter as it was considered to be a contingent liability.

•	Legal action brought by Sovereign Bancorp, Inc. (currently Santander Holdings USA, Inc.) claiming its right to take a foreign tax credit in connection with taxes paid outside the United States in fiscal years 2003 to 2005 in relation to financing transactions carried out with an international bank. Santander Holdings USA, Inc. considers that, in accordance with applicable tax legislation, it is entitled to recognize the aforementioned tax credits as well as the related issuance and financing costs. In addition, if the final outcome of this legal action is favorable to the interests of Santander Holdings USA, Inc., the amounts paid over by the entity in relation to this matter with respect to 2006 and 2007 would have to be refunded. In 2013 and in 2015 at second instance the US courts found against two taxpayers in cases with a similar facts. In the case of Santander Holdings USA, Inc., on November 13, 2015, the district judge found for Santander Holdings USA, Inc. in the final decision. On January 13, 2016, the judge ordered the amounts paid over with respect to 2003 to 2005 to be refunded to Santander Holdings USA, Inc. On March 11, 2016, the US government filed its appeal to the decision at the Court of Appeals. The estimated loss relating to this proceeding was provided for.

•	Santander UK has proactively engaged with HM Revenue & Customs to resolve a number of outstanding legacy tax matters, all of which relate to periods prior to Santander UK plc’s adoption of the Code of Practice on Taxation for Banks. However, litigation proceedings were commenced in relation to a small number of these issues, with respect to which the court of first instance found in favor of HM Revenue & Customs. Santander UK has decided not to appeal these rulings. The provision recognized for the amounts relating to these matters has been used in full.

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

On July 1, 2008, the UK Financial Ombudsman Service (FOS) referred concerns regarding the handling of PPI complaints to the UK Financial Services Authority (FSA). On September 29, 2009 and March 9, 2010, the FSA issued consultation papers on PPI complaints handling as an issue of wider implication. The FSA published its Policy Statement on August 10, 2010, setting out the evidence and guidance on the fair assessment of a complaint and the calculation of redress, as well as a requirement for firms to reassess historically rejected complaints which had to be implemented by December 1, 2010.

On October 8, 2010, the British Bankers’ Association (BBA), the principal trade association for the UK banking and financial services sector, filed on behalf of certain financial institutions (which did not include Santander UK plc) an application for permission to seek judicial review against the FSA and the FOS. The BBA sought an order quashing the FSA Policy Statement and an order quashing the decision of the FOS to determine PPI sales in accordance with the guidance published on its website in November 2008. The judicial review was heard in the courts in January 2011 and on April 20, 2011 judgment was handed down by the High Court dismissing the proceeding brought by the BBA.

Santander UK did not participate in the legal action undertaken by other UK banks and had been consistently making provisions and settling claims with regards to PPI complaints liabilities.

There was a fall in compensation payments in the first half of 2015 and an increase from the third quarter, in line with industry trends, with compensation remaining stable in the last quarter.

The FSA consultation papers of November 2015 were taken into account in order to calculate the provision in 2015. As a result of considering the contents of the consultation papers, an additional provision of GBP 450 million was recognized. This amount is based on a probable scenario of two years in which customers could make their claims and on the anticipated increase in the volume of claims due to the established two-year period.

At December 31, 2015, the provision recognized in this connection totaled GBP 465 million.

The following table shows information on the total claims received up to December 31, 2015 and the resolution thereof:

(Number of claims, in thousands)

	2015	2014	2013

Claims outstanding at the beginning of the period	20	14	31
Claims received(1)	251	246	363
Claims rejected as being invalid(2)	(195)	(194)	(298)
Resolved claims	(57)	(46)	(82)

Claims outstanding at the end of the period	19	20	14

(1)	Includes rejected claims relating to customers that had never purchased payment protection insurance from Santander UK.
(2)	Customers are entitled to appeal to the Financial Ombudsman Service (FOS) if their claims are rejected. The FOS may uphold or reject an appeal and if an appeal is upheld, Santander UK is required to compensate the customer. The table shows the result of appeals relating to paid or rejected claims.

The provision recognized at the end of 2015 represents the best estimate by Group management, taking into account the opinion of its advisers and of the costs to be incurred in relation to any compensation that may result from the redress measures associated with the sales of payment protection insurance (PPI) in the UK. The provision was calculated on the basis of the following key assumptions resulting from judgments made by management:

•	Volume of claims- estimated number of claims;

•	Percentage of claims lost- estimated percentage of claims that are or will be in the customers’ favor; and

•	Average cost- estimated payment to be made to customers, including compensation for direct loss plus interest.

These assumptions were based on the following information:

•	A complete analysis of the causes of the claim, the probability of success, as well as the possibility that this probability could change in the future;

•	Activity recorded with respect to the number of claims received;

•	Level of compensation paid to customers, together with a projection of the probability that this level could change in the future;

•	Impact on the level of claims in the event of proactive initiatives carried out by the Group through direct contact with customers; and

•	Impact of the media coverage.

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

In addition, as part of the insolvency proceeding of Delforca 2008, S.A., Banco Santander, S.A. notified its claim against the insolvent party with a view to having the claim recognized as a contingent ordinary claim without specified amount. However, the insolvency manager opted to exclude Banco Santander, S.A.’s claim from the provisional list of creditors and, accordingly, Banco Santander, S.A. filed an ancillary claim which was dismissed by a court decision on February 17, 2015. This decision also declared that Banco Santander, S.A. had breached its contractual obligations under the framework financial transaction agreement it had entered into with Delforca 2008, S.A.

As part of the same insolvency proceeding, Delforca 2008, S.A. has filed another ancillary claim requesting the termination of the arbitration agreement included in the framework financial transactions agreement entered into by that party and Banco Santander, S.A. in 1998, as well as the termination of the obligation that allegedly binds the insolvent party to the High Council of Chambers of Commerce (Spanish Arbitration Court). This claim was upheld in full by the Court.

On December 30, 2013, Banco Santander filed a complaint requesting the termination of the insolvency proceeding of Delforca 2008, S.A. due to supervening disappearance of the alleged insolvency of the company. The complaint was dismissed by a decision handed down on June 30, 2014.

A court order dated May 25, 2015 declared the end of the common phase of the insolvency proceeding and the opening of the arrangement phase. Banco Santander, S.A. lodged an appeal against the court’s decisions 1) to stay the arbitration proceeding and the effects of the arbitral award, 2) to terminate the arbitration agreement 3) not to recognize the contingent claim, and to declare a breach by Banco Santander, S.A. and 4) not to conclude the proceeding due to the non-existence of insolvency.

On June 23, 2015, Delforca 2008, S.A. submitted an arrangement proposal entailing the payment in full of the ordinary and subordinate claims.

On February, 2016, notice was served on the Bank of another ancillary claim filed by Delforca 2008, S.A. and Mobiliaria Monesa, S.A. (parent of Delforca 2008, S.A.) requesting the voidness of the enforcement of securities made by the Bank for a total sum of EUR 57 million. This claim has been stayed on preliminary civil ruling grounds, until the abovementioned appeals are handed down.

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

•	Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: a claim was filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity’s Bylaws in the event that the entity obtained a profit and that the distribution of this profit were approved by the board of directors. The bonus was not paid in 1994 and 1995 since the bank did not make a profit and partial payments were made from 1996 to 2000, as agreed by the board of directors, and the relevant clause was eliminated in 2001. The Regional Employment Court ordered the bank to pay this half-yearly bonus in September 2005 and the bank filed an appeal against the decision at the High Employment Court (TST) and, subsequently, at the Federal Supreme Court (STF). The TST confirmed the judgment against the bank, whereas the STF rejected the extraordinary appeal filed by the bank in a decision adopted by only one of the Court members, thereby also upholding the order issued to the bank. This decision was appealed by the bank and the association. Only the appeal lodged by the bank has been given leave to proceed and will be decided upon by the STF in plenary session.

•

“Planos economicos”: Like the rest of the banking system, Santander Brazil has been the subject of claims from customers, mostly depositors, and of class actions brought for a common reason, arising from a series of legislative changes relating to the calculation of inflation (“planos economicos”). The claimants considered that their vested rights had been impaired due to the immediate application of these adjustments. In April 2010, the High Court of Justice (STJ) set the limitation period for these class actions at five years, as claimed by the banks, rather than 20 years, as sought by the claimants, which will probably significantly reduce the number of actions brought and the amounts claimed in this connection. As regards the substance of the matter, the decisions issued to date have been adverse for the banks, although two proceedings have been brought at the STJ and the Federal Supreme Court (STF) with which the matter is expected to be definitively settled.

In August 2010, the STJ handed down a decision finding for the plaintiffs in terms of substance, but excluding one of the “planos” from the claim, thereby reducing the amount thereof, and once again confirming the five-year statute-of-limitations period. Shortly thereafter, the STF issued an injunctive relief order whereby the proceedings in progress were stayed until this court issues a final decision on the matter.

•	Proceeding under Criminal Procedure Law (case no. 1043/2009) conducted at Madrid Court of First Instance no. 26, following a claim brought by Banco Occidental de Descuento, Banco Universal, C.A. against the Bank for USD 150 million in principal plus USD 4.7 million in interests, upon alleged termination of an escrow contract.

The court upheld the claim but did not make a specific pronouncement on costs. A judgment handed down by the Madrid Provincial Appellate Court on October 9, 2012 upheld the appeal lodged by the Bank and dismissed the appeal lodged by Banco Occidental de Descuento, Banco Universal, C.A., dismissing the claim. The dismissal of the claim was confirmed in an ancillary order to the judgment dated December 28, 2012. An appeal was filed at the Supreme Court by Banco Occidental de Descuento against the Madrid Provincial Appellate Court decision. The appeal was dismissed in a Supreme Court judgment dated October 24, 2014. Banco Occidental de Descuento filed a motion for annulment against the aforementioned judgment which was dismissed in an order dated December 2, 2015. The complainant has stated that it will appeal. The Bank has not recognized any provisions in this connection.

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

At the date of this annual report on Form 20-F, certain claims had been filed in relation to this matter. The Bank’s directors and its legal advisers consider that the various Lehman products were sold in accordance with the applicable legal regulations in force at the time of each sale or subscription and that the fact that the Group acted as intermediary would not give rise to any liability for it in relation to the insolvency of Lehman. Accordingly, the risk of loss is considered to be remote and, as a result, no provisions needed to be recognized in this connection.

•	The intervention, on the grounds of alleged fraud, of Bernard L. Madoff Investment Securities LLC (Madoff Securities) by the US Securities and Exchange Commission (SEC) took place in December 2008. The exposure of customers of the Group through the Optimal Strategic US Equity (Optimal Strategic) subfund was EUR 2,330 million, of which EUR 2,010 million related to institutional investors and international private banking customers, and the remaining EUR 320 million made up the investment portfolios of the Group’s private banking customers in Spain, who were qualifying investors.

At the date of this annual report on Form 20-F, certain claims had been filed against Group companies in relation to this matter. The Group considers that it has at all times exercised due diligence and that these products have always been sold in a transparent way pursuant to applicable legislation and established procedures. Therefore, the risk of loss is considered to be remote or non-material.

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

The case was heard from October 12 to December 10, 2015.

The judgment was handed down on March 4, 2016. The Court decided in favor of Banco Santander Totta, S.A. on all requests submitted by it and against the transport companies on all requests made by them. It considered all nine swap contracts to be valid and binding.

Banco Santander Totta, S.A. and its legal advisers consider that this judgment confirmed that the bank acted at all times in accordance with applicable legislation and under the terms of the swaps. As a result, the Group has not recognized any provisions in this connection.

•	Most of the German banking industry was affected by two German Supreme Court decisions in 2014 in relation to handling fees in consumer loan agreements.

In May 2014 the German Supreme Court held handling fees in loan agreements to be null and void. The Court subsequently handed down a ruling at the end of October 2014 extending from three to ten years the statute of limitation period on claims relating to old transactions. Therefore, any claims relating to handling fees paid between 2004 and 2011 became statute-barred in 2014. This situation gave rise to numerous claims at the end of 2014 which affected the income statements of banks in Germany.

Santander Consumer Bank AG stopped including these handling fees in agreements from January 1, 2013 and ceased charging these fees definitively at that date, i.e. before the Supreme Court handed down its judgment on the issue.

Provisions of approximately EUR 455 million were recognized in 2014 to cover the estimated cost of the claims. In order to calculate the provision, the claims already received, as well as an estimate of those that could be received in 2015 (the year in which the period for making claims ends as they become statute-barred) were taken into account. The provisions recognized to cover the claims received were used progressively throughout 2014 and 2015.

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

With the information available to it, the Group considers that at December 31, 2015, 2014 and 2013, it had reliably estimated the obligations associated with each proceeding and had recognized, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal situations. It also believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position or results of operations.

26.	Other liabilities

The detail of Other liabilities in the consolidated balance sheets is as follows:

	Millions of euros
	2015	2014	2013

Transactions in transit	744	621	505
Accrued expenses and deferred income	6,562	6,415	5,275
Other	2,915	3,610	2,774

	10,221	10,646	8,554

27.	Tax matters

a)	Consolidated Tax Group

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

b)	Years open for review by the tax authorities

In 2015 notification was received of the final agreed payments relating to the assessments arising from the outcome of the tax audit of the Consolidated Tax Group of the years 2005 to 2007, which were signed partly on an uncontested basis and partly on a contested basis. As the Parent of the Consolidated Tax Group, in accordance with the advice of its external lawyers, Banco Santander, S.A. considers that the aforementioned final agreed payments should not have a material impact on the consolidated financial statements as there are sound defense arguments in relation to the appeals filed against them. As a result, no provision has been recognized in this connection. As regards the tax inspections relating to prior years, in 2015 notification was received of the Supreme Court judgment on the years 2001 and 2002, and it is considered that the effect thereof on the consolidated financial statements is not material.

Also, in 2014 an audit by the tax authorities was initiated at the Consolidated Tax Group in relation to the years up to 2011, and the Consolidated Tax Group has the years subject to that audit and the subsequent years up to and including 2015 open for review in relation to the main taxes applicable to it.

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

The reconciliation of the income tax expense calculated at the tax rate applicable in Spain (30%) to the income tax expense recognized and the detail of the effective tax rate are as follows:

	Millions of euros
	2015	2014	2013

Consolidated profit (loss) before tax:
From continuing operations	9,547	10,679	7,378
From discontinued operations	—	(26)	(18)

	9,547	10,653	7,360

Income tax at tax rate applicable in Spain (30%)	2,864	3,196	2,208
Effect of application of the various tax rates applicable in each country (*)	158	187	100
Of which:
Brazil	300	185	304
United Kingdom	(146)	(138)	(87)
United States	156	302	37
Chile	(60)	(79)	(105)
Effect of profit or loss of associates and jointly controlled entities	(111)	(73)	(153)
Effect of deduction of goodwill in Brazil	(133)	(304)	(274)
Effect of reassessment of deferred taxes	30	279	(21)
Permanent differences	476	433	171
Reversal of tax liabilities (**)	(1,071)	—	—

Current income tax	2,213	3,718	2,031

Effective tax rate	23.18%	34.90%	27.60%

Of which:
Continuing operations	2,213	3,718	2,034
Discontinued operations (Note 37)	—	—	(3)
Of which:
Current taxes	4,070	2,464	3,511
Deferred taxes	(1,857)	1,254	(1,480)
Taxes paid in the year	2,205	1,352	3,577

(*)	Calculated by applying the difference between the tax rate applicable in Spain and the tax rate applicable in each jurisdiction to the profit or loss contributed to the Group by the entities which operate in each jurisdiction.
(**)	Effect of the reversal of the tax liabilities of Banco Santander (Brasil) S.A. associated with the tax-related proceedings concerning Brazilian PIS and COFINS social contributions (see Note 25.e).

d)	Tax recognized in equity

In addition to the income tax recognized in the consolidated income statement, the Group recognized the following amounts in total equity in 2015, 2014 and 2013:

	Millions of euros
	2015	2014	2013

Net tax credited (charged) to equity:
Measurement of available-for-sale fixed-income securities	418	(633)	162
Measurement of available-for-sale equity securities	(34)	(50)	(51)
Measurement of cash flow hedges	51	(150)	(38)
Actuarial (gains) losses	(231)	319	(331)
Measurement of entities accounted for using the equity method	13	(33)	39

	217	(547)	(219)

e)	Deferred taxes

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

Italy had a very similar regime to that described above, which was introduced by Decree-Law no. 225, of 29 December 2010, and amended by Law no. 10, of February 26, 2011.

In addition, in 2013 in Brazil, by means of Provisional Measure no. 608, of February 28,2013 and, in Spain, through Royal Decree-Law 14/2013, of November 29, confirmed by Law 27/2014, of November 27, tax regimes were established whereby certain deferred tax assets (arising from provisions to allowances for loan losses in Brazil and provisions to allowances for loan losses, provisions to allowances for foreclosed assets and provisions for pension and pre-retirement obligations in Spain) may be converted into tax receivables in specific circumstances. As a result, their use does not rely on the entities obtaining future profits and, accordingly, they are exempt from deduction from regulatory capital.

In 2015 Spain completed its regulations on monetisable tax assets with the introduction of a financial contribution which will involve the payment of 1.5% for maintaining the right to monetize which will be applied to the portion of the deferred tax assets that qualify under the legal requirements as monetisable assets generated prior to 2016.

The detail of deferred tax assets, by classification as monetisable or non-monetisable assets, and of deferred tax liabilities at December 31, 2015, 2014 and 2013 is as follows:

	Millions of euros
	2015		2014		2013
	Monetisable (*)	Other	Monetisable (*)	Other	Monetisable (*)	Other

Tax assets:	8,887	13,158	8,444	13,720	7,902	13,291
Tax losses and tax credits	—	4,808	—	5,650	—	5,671
Temporary differences	8,887	8,350	8,444	8,070	7,902	7,620
Of which:
Non-deductible provisions	—	1,631	—	2,709	—	2,365
Valuation of financial instruments	—	2,231	—	775	—	1,213
Loan losses	4,667	827	4,429	1,013	3,989	920
Pensions	3,557	475	3,408	759	3,286	553
Valuation of tangible and intangible assets	663	686	607	474	627	522

Tax liabilities:	—	5,565	—	4,527	—	1,825
Temporary differences	—	5,565	—	4,527	—	1,825
Of which:
Valuation of financial instruments	—	896	—	1,093	—	729
Valuation of tangible and intangible assets	—	1,727	—	1,323	—	461
Investments in Group companies (Note 3)	—	1,249	—	1,096	—	—

(*)	Not deducted from regulatory capital.

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

These analyses take into account, inter alia: (i) the results generated by the various entities in prior years, (ii) each entity or tax group’s projected earnings, (iii) the estimated reversal of the various temporary differences, based on their nature, and (iv) the period and limits established by the legislation of each country for the recovery of the various deferred tax assets, thereby concluding on each entity or tax group’s ability to recover its recognized deferred tax assets.

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

Relevant information is set forth below for the main countries which have recognized deferred tax assets:

Spain

The deferred tax assets recognized at the Consolidated Tax Group total EUR 11,031 million, of which EUR 5,928 million were for monetisable temporary differences, EUR 1,876 million for other temporary differences and EUR 3,227 million for tax losses and credits.

The Group estimates that the recognized deferred tax assets for temporary differences will be recovered in 15 years. This period would also apply to the recovery of the recognized tax loss and tax credit carryforwards.

Brazil

The deferred tax assets recognized in Brazil total EUR 6,350 million, of which EUR 2,747 million were for monetisable temporary differences, EUR 3,371 million for other temporary differences and EUR 232 million for tax losses and credits.

The Group estimates that the recognized deferred tax assets for temporary differences, tax losses and credits will be recovered in approximately eight years.

United States

The deferred tax assets recognized in the United States total EUR 1,596 million, of which EUR 518 million were for temporary differences and EUR 1,078 million for tax losses and credits.

The Group estimates that the recognized deferred tax assets for temporary differences will be recovered before 2024. The recognized tax loss and tax credit carryforwards will be recovered before 2029.

Mexico

The deferred tax assets recognized in Mexico total EUR 760 million, substantially all of which were for temporary differences.

The Group estimates that substantially all the recognized deferred tax assets for temporary differences will be recovered in three years.

The changes in Tax assets - Deferred and Tax liabilities - Deferred in the last three years were as follows:

	Millions of euros
	Balances at December 31, 2014	(Charge)/Credit to income	Foreign currency balance translation differences and other items	(Charge)/Credit to asset and liability valuation adjustments	Acquisitions for the year (net)	Balances at December 31, 2015

Deferred tax assets	22,164	2,330	(2,831)	356	26	22,045
Tax losses and tax credits	5,650	(449)	(399)	—	6	4,808
Temporary differences	16,514	2,779	(2,432)	356	20	17,237
Of which: monetisable	8,444	1,199	(794)	38	—	8,887
Deferred tax liabilities	(4,527)	(473)	(200)	(73)	(292)	(5,565)
Temporary differences	(4,527)	(473)	(200)	(73)	(292)	(5,565)

	17,637	1,857	(3,031)	283	(266)	16,480

	Millions of euros
	Balances at December 31, 2013	(Charge)/Credit to income	Foreign currency balance translation differences and other items	(Charge)/Credit to asset and liability valuation adjustments	Acquisitions for the year (net)	Balances at December 31, 2014

Deferred tax assets	21,193	36	194	21	720	22,164
Tax losses and tax credits	5,671	(392)	115	—	256	5,650
Temporary differences	15,522	428	79	21	464	16,514
Of which: monetisable	7,902	406	14	122	—	8,444
Deferred tax liabilities	(1,825)	(1,290)	(328)	(527)	(557)	(4,527)
Temporary differences	(1,825)	(1,290)	(328)	(527)	(557)	(4,527)

	19,368	(1,254)	(134)	(506)	163	17,637

	Millions of euros
	Balances at December 31, 2012	(Charge)/Credit to income	Foreign currency balance translation differences and other items		(Charge)/Credit to asset and liability valuation adjustments	Acquisitions for the year (net)	Balances at December 31, 2013

Deferred tax assets	20,987	1,315	(493)		(616)	—	21,193
Tax losses and tax credits	7,719	(488)	(1,560	)(*)	—	—	5,671
Temporary differences	13,268	1,803	1,067	(*)	(616)	—	15,522
Deferred tax liabilities	(2,603)	165	259		361	(7)	(1,825)
Temporary differences	(2,603)	165	259		361	(7)	(1,825)

	18,384	1,480	(234)		(255)	(7)	19,368

(*)	Includes reclassification of tax loss carryforwards to monetisable temporary differences by application of Royal Decree-Law 14/2013, of November 27, and Income Tax Law 27/14.

Also, the Group did not recognize deferred tax assets relating to tax losses, tax credits for investments and other incentives amounting to approximately EUR 2,300 million, the use of which is subject, among other requirements, to time limits. It also did not recognize certain deductible temporary differences, tax losses and tax credits for which there is currently no time limit for offset, amounting to approximately EUR 5,800 million.

f)	Tax reforms

The following significant tax reforms were approved in 2015:

In the UK a surcharge of 8% on the standard income tax rate for bank profits was approved. This surcharge will be applied from January 1, 2016. In addition, from 2015 customer remediation payments are no longer considered to be tax-deductible.

In Brazil there was also an increase in the rate of the Brazilian social contribution tax on net income (CSL) from 15% to 20% (applicable from September 1, 2015), as a result of which the income tax rate (25%) plus the CSL rate total 45%.

In Poland, the introduction of a tax on certain bank assets at a monthly rate of 0.0366%, which comes into force in 2016, was approved.

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

a)	Breakdown

The detail, by Group company, of Equity - Non-controlling interests is as follows:

	Millions of euros
	2015	2014	2013

Bank Zachodni WBK S.A.	1,685	1,545	1,372
Santander Consumer USA Holdings Inc.	1,506	1,013	—
Grupo Financiero Santander México, S.A.B. de C.V.	1,201	1,192	978
Banco Santander (Brasil) S.A.	1,190	1,662	4,292
Banco Santander - Chile	1,037	1,049	950
Metrovacesa, S.A.	560	598	—
Société Financière de Banque - SOFIB	462	—	—
PSA Financial Services Spain, E.F.C., S.A.	181	—	—
PSA Finance UK Limited	148	—	—
Other companies (*)	1,375	731	568

	9,345	7,790	8,160

Profit/(Loss) for the year attributable to non-controlling interests	1,368	1,119	1,154
Of which:
Santander Consumer USA Holdings Inc.	329	219	—
Banco Santander (Brasil) S.A.	296	315	494
Grupo Financiero Santander México, S.A.B. de C.V.	201	193	251
Banco Santander - Chile	191	210	221
Bank Zachodni WBK S.A.	154	121	123
Société Financière de Banque - SOFIB	78	—	—
PSA Finance UK Limited	37	—	—
Other companies	82	61	65

	10,713	8,909	9,314

(*)	Includes an issue of perpetual equity instruments by Santander UK acquired by non-Group third parties.

b)	Changes

The changes in Non-controlling interests are summarized as follows:

	Millions of euros
	2015	2014	2013

Balance at beginning of year	8,909	9,314	9,415
Banesto Group merger (Note 3)	—	—	(455)
Changes in the scope of consolidation (Note 3)	761	1,465	199
Change in proportion of ownership interest	(168)	(2,971)	925
Dividends paid to non-controlling interests	(461)	(380)	(747)
Changes in capital and other items	876	(524)	57
Profit for the year attributable to non-controlling interests	1,368	1,119	1,154
Valuation adjustments (including exchange differences)	(572)	886	(1,234)

Balance at end of year	10,713	8,909	9,314

In 2013 the Group reduced its ownership interest in Bank Zachodni WBK S.A. to 70%, thereby generating an increase in the balance of Non-controlling interests of EUR 1,329 million (see Note 3).

Also, in 2014 the Group increased its ownership interest in Banco Santander (Brasil), S.A., thereby generating a decrease in the balance of Non-controlling interests of EUR 2,572 million (see Note 3).

Lastly, in 2015 the Group acquired 50% of Société Financière de Banque—SOFIB, PSA Finance UK Limited and PSA Financial Services Spain, E.F.C., S.A. (see Note 3), thereby generating an increase in the balance of Non-controlling interests of EUR 462 million, EUR 148 million and EUR 181 million. Also, the acquisition of a 13.8% interest in Metrovacesa, S.A. from Banco Sabadell, S.A. (see Note 3) generated a decrease in the balance of Non-controlling interests of EUR 271 million.

The foregoing changes are shown in the consolidated statement of changes in total equity.

c)	Other information

The financial information on the subsidiaries with significant non-controlling interests at December 31, 2015 is summarized below:

	Millions of euros (*)
	Banco Santander (Brazil)	Banco Santander - Chile	Grupo Financiero Santander (Mexico)	Bank Zachodni WBK	Santander Consumer USA Holdings.

Total assets	138,534	45,960	64,728	29,112	34,229
Total liabilities	126,988	41,723	58,251	24,751	29,667

Net assets	11,546	4,237	6,477	4,361	4,562

Total gross income	11,140	2,336	3,317	1,276	4,935

Total profit	1,824	655	831	410	812

(*)	Information prepared in accordance with the segment reporting criteria described in Note 52 and, therefore, it may not coincide with the information published separately by each entity.

29.	Valuation adjustments

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

The breakdown, by type of instrument and geographical origin of the issuer, of Valuation adjustments—Available-for-sale financial assets at December 31, 2015, 2014 and 2013 is as follows:

	Millions of euros
	December 31, 2015				December 31, 2014				December 31, 2013
	Revaluation gains	Revaluation losses	Net revaluation gains/ (losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/ (losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/ (losses)	Fair value

Debt instruments
Government debt securities and debt instruments issued by central banks
Spain	641	(62)	579	35,283	835	(176)	659	31,190	356	(496)	(140)	25,664
Rest of Europe	283	(47)	236	20,310	325	(56)	269	20,597	28	(143)	(115)	12,080
Latin America and rest of the world	42	(671)	(629)	32,185	89	(97)	(8)	30,230	38	(217)	(179)	17,134
Private-sector debt securities	165	(253)	(88)	29,409	243	(193)	50	28,232	258	(280)	(22)	24,966

	1,131	(1,033)	98	117,187	1,492	(522)	970	110,249	680	(1,136)	(456)	79,844
Equity instruments
Domestic
Spain	66	(5)	61	1,140	35	(8)	27	1,447	132	(10)	122	1,432
International
Rest of Europe	438	(14)	424	1,338	282	(23)	259	1,245	158	(25)	133	974
United States	14	(2)	12	980	25	—	25	762	20	(1)	19	661
Latin America and rest of the world	251	(2)	249	1,391	298	(19)	279	1,547	235	(18)	217	888

	769	(23)	746	4,849	640	(50)	590	5,001	545	(54)	491	3,955
Of which:
Listed	436	(15)	421	1,986	311	(26)	285	1,787	313	(26)	287	1,330
Unlisted	333	(8)	325	2,863	329	(24)	305	3,214	232	(28)	204	2,625

	1,900	(1,056)	844	122,036	2,132	(572)	1,560	115,250	1,225	(1,190)	35	83,799

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

In the case of quoted equity instruments, when the changes in the fair value of the instrument under analysis are assessed, the duration and significance of the decline in its market price below cost for the Group is taken into account. As a general rule, for these purposes the Group considers a significant fall to be a 40% drop in the value of the asset or a continued fall over a period of 18 months. Nevertheless, it should be noted that the Group assesses, on a case-by-case basis, each of the securities that have suffered losses, and monitors the performance of their prices, recognizing an impairment loss as soon as it is considered that the recoverable amount could be affected, even though the price may not have fallen by the percentage or for the duration mentioned above.

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

At the end of 2015 the Group performed the assessment described above and recognized in the consolidated income statement impairment losses of EUR 127 million in respect of debt instruments (2014: EUR 42 million; 2013: EUR 89 million) and of EUR 112 million in respect of equity instruments which had suffered a significant and prolonged fall in price at December 31, 2015 (2014: EUR 147 million; 2013: EUR 169 million).

At the end of 2015, 54.66% of the losses recognized under Valuation adjustments - Available-for-sale financial assets arising from debt securities had been incurred in more than twelve months.

Also, at the end of 2015, 12.64% of the losses recognized under Valuation adjustments - Available-for-sale financial assets arising from equity instruments had been incurred in more than twelve months. After carrying out the aforementioned assessment, the Group concluded that, given its ability and intention to hold the securities in the long term, it did not expect the factors giving rise to the decline in value described above to have an impact on future cash flows and, therefore, no impairment loss was required to be recognized at year-end.

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

The changes in 2015 reflect the negative effect of the sharp depreciation of the Brazilian real and the positive effect of the appreciation of the US dollar and the pound sterling, whereas the changes in 2014 reflected the appreciation of the US dollar and the pound sterling.

Of the change in the balance in these years, a loss of EUR 514 million in 2015, a gain of EUR 1,093 million in 2014 and a loss of EUR 1,665 million in 2013 related to the measurement of goodwill.

The detail, by country, of Valuation adjustments - Hedges of net investments in foreign operations and Valuation adjustments - Exchange differences is as follows:

	Millions of euros
	2015	2014	2013

Net balance at end of year	(11,980)	(8,955)	(10,642)
Of which:
Brazilian real	(10,679)	(5,936)	(5,480)
Mexican peso	(1,497)	(1,243)	(1,171)
Pound sterling	232	(1,042)	(2,364)
Argentine peso	(1,135)	(729)	(618)
Chilean peso	(711)	(528)	(453)
US dollar	2,342	535	(352)
Other	(532)	(12)	(204)

d)	Entities accounted for using the equity method

Valuation adjustments - Entities accounted for using the equity method includes the amounts of valuation adjustments recognized in equity arising from associates and jointly controlled entities.

The changes in Valuation adjustments - Entities accounted for using the equity method were as follows:

	Millions of euros
	2015	2014	2013

Balance at beginning of year	(85)	(446)	(152)
Revaluation gains/(losses)	(156)	266	(283)
Net amounts transferred to profit or loss	9	95	23
Transfers	—	—	(34)

Balance at end of year	(232)	(85)	(446)

Of which:
Metrovacesa, S.A.	—	—	(63)
Zurich Santander Insurance América, S.L.	(136)	(37)	(135)
Santander Consumer USA Inc.	—	—	(145)

e)	Other valuation adjustments

Valuation adjustments - Other valuation adjustments include the actuarial gains and losses and the return on plan assets, less the administrative expenses and taxes inherent to the plan, and any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability (asset).

The changes in this balance are shown in the consolidated statement of recognized income and expense, and the most significant changes in 2015 related to:

•	Increase of EUR 145 million in the cumulative actuarial losses relating to the Group’s entities in Spain, due basically to the change in the main actuarial assumptions—a decrease in the discount rate from 2% to 1.75%-.

•	Decrease of EUR 282 million in the cumulative actuarial losses relating to the Group’s businesses in Brazil, due basically to an increase in the discount rate from 10.94% to 12.25% on pension benefits and from 11.04% to 12.03% on medical benefits and to changes in other assumptions.

•	Decrease of EUR 435 million in the cumulative actuarial losses relating to the Group’s businesses in the UK, due basically to the change in the main actuarial assumptions – a decrease in the long-term inflation rate from 3.05% to 2.98% and an increase in the discount rate from 3.65% to 3.74%-.

•	Also, changes arose as a result of fluctuations in exchange rates, mainly in Brazil (depreciation of the Brazilian real) and the UK (appreciation of the pound sterling).

30.	Shareholders’ equity

Shareholders’ equity includes the amounts of equity contributions from shareholders, accumulated profit or loss recognized through the consolidated income statement, and components of compound financial instruments having the substance of permanent equity. Amounts arising from subsidiaries are presented in the appropriate items based on their nature.

The changes in Shareholders’ equity are presented in the consolidated statement of changes in total equity. Significant information on certain items of Shareholders’ equity and the changes therein in 2015 is set forth below.

31.	Issued capital

a)	Changes

At December 31, 2012, the Bank’s share capital consisted of 10,321,179,750 shares with a total par value of EUR 5,161 million.

On January 30, 2013, April 30, 2013, July 31, 2013 and October 31, 2013, the bonus issues through which the Santander Dividendo Elección scrip dividend scheme is instrumented took place, whereby 217,503,395, 270,917,436, 282,509,392 and 241,310,515 shares (2.06%, 2.51%, 2.55% and 2.13% of the share capital, respectively) were issued, giving rise to bonus issues of EUR 108.8 million, EUR 135.5 million, EUR 141.3 million and EUR 120.7 million, respectively.

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

On January 29 and November 4, 2015, the bonus issues through which the Santander Dividendo Elección scrip dividend scheme is instrumented took place, whereby 262,578,993, 256,046,919 and 117,859,774 shares (1.90%, 1.82% and 0.82% of the share capital) were issued for an amount of EUR 131 million, EUR 128 million and EUR 59 million, respectively.

At December 31, 2015, the Bank’s share capital consisted of 14,434,492,579 shares with a total par value of EUR 7,217 million.

The Bank’s shares are listed on the Spanish Stock Market Interconnection System and on the New York, London, Milan, Lisbon, Buenos Aires, Mexico, São Paulo and Warsaw Stock Exchanges, and all of them have the same features and rights. At December 31, 2015, the only shareholders listed in the Bank’s shareholders register with ownership interests of more than 3% were State Street Bank & Trust Company (12.62%), The Bank of New York Mellon (6.05%), Chase Nominees Ltd. (4.84%), EC Nominees Limited (3.99%), Société Générale (3.81%), Clearstream Banking S.A. (3.50%) and Guaranty Nominees Limited (3.23%).

However, the Bank considers that these ownership interests are held in custody on behalf of third parties and that none of them, as far as the Bank is aware, has an ownership interest of more than 3% of the Bank’s share capital or voting power.

b)	Other considerations

The shareholders at the annual general meeting held on March 27, 2015 authorized additional share capital of EUR 3,515 million. The Bank’s directors have until March 27, 2018 to carry out capital increases up to this limit. The resolution empowers the board to fully or partially disapply the pre-emption right in accordance with the terms of Article 506 of the Spanish Limited Liability Companies Law, although this power is limited to EUR 1,406 million.

The shareholders at the annual general meeting of March 27, 2015 also resolved to increase the Bank’s capital by a par value of EUR 500 million and granted the board the broadest powers to set the date and establish the terms and conditions of this capital increase within one year from the date of the aforementioned annual general meeting. If the board does not exercise the powers delegated to it within the period established by the annual general meeting, these powers will be rendered null and void.

In addition, the aforementioned annual general meeting authorized the board to issue fixed-income securities, convertible into or exchangeable for shares of the Bank, for up to a total amount of the issue or issues of EUR 10,000 million or the equivalent amount in another currency. The Bank’s directors are authorized to execute this resolution until March 27, 2020.

At December 31, 2015, the shares of the following companies were listed on official stock markets: Banco Santander Río, S.A.; Grupo Financiero Santander México, S.A.B. de C.V.; Banco Santander - Chile; Cartera Mobiliaria, S.A., SICAV; Santander Chile Holding S.A.; Banco Santander (Brasil) S.A., Bank Zachodni WBK S.A. and Santander Consumer USA Holdings Inc.

At December 31, 2015, the number of Bank shares owned by third parties and managed by Group management companies (mainly portfolio, collective investment undertaking and pension fund managers) or jointly managed was 53 million, which represented 0.37% of the Bank’s share capital. In addition, the number of Bank shares owned by third parties and received as security was 220 million (equal to 1.52% of the Bank’s share capital).

At December 31, 2015, the capital increases in progress at Group companies and the additional capital authorized by their shareholders at the respective general meetings were not material at Group level (see Exhibit V).

32.	Share premium

Share premium includes the amount paid up by the Bank’s shareholders in capital issues in excess of the par value.

The Spanish Limited Liability Companies Law expressly permits the use of the share premium account balance to increase capital at the entities at which it is recognized and does not establish any specific restrictions as to its use.

The increase in the balance of Share premium in 2013 relates to the capital increases detailed in Note 31.a. The increase in 2014 is the result of the capital increase of EUR 2,372 million carried out to cater for the exchange of Banco Santander (Brasil) S.A. shares (see Note 3) and the reduction of EUR 440 million to cater for the capital increases arising from the Santander Dividendo Elección scrip dividend scheme. The increase in 2015 is the result of the capital increase of EUR 6,893 million carried out on January 8, 2015 (see Note 31.a) and the reduction of EUR 318 million to cater for the capital increases arising from the Santander Dividendo Elección scrip dividend scheme.

Also, in 2015 an amount of EUR 185 million was transferred from the Share premium account to the Legal reserve (2014: EUR 125 million; 2013: EUR 102 million) (see Note 33.b.i).

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

b)	Breakdown

The detail of Accumulated reserves and Reserves of entities accounted for using the equity method is as follows:

	Millions of euros
	2015	2014	2013

Accumulated reserves:
Restricted reserves-
Legal reserve	1,444	1,259	1,134
Reserve for treasury shares	1,210	1,487	1,509
Revaluation reserve Royal Decree-Law 7/1996	43	43	43
Reserve for retired capital	11	11	11
Voluntary reserves	3,230	2,997	3,048
Consolidation reserves attributable to the Bank	8,256	7,908	7,968
Reserves of subsidiaries	31,275	27,268	24,080

	45,469	40,973	37,793
Reserves of entities accounted for using the equity method:
Associates	291	187	263

	45,760	41,160	38,056

i.	Legal reserve

Under the Consolidated Spanish Limited Liability Companies Law, 10% of net profit for each year must be transferred to the legal reserve. These transfers must be made until the balance of this reserve reaches 20% of the share capital. The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount.

In 2015 the Bank transferred EUR 185 million from the Share premium account to the Legal reserve (2014: EUR 125 million; 2013: EUR 102 million).

Consequently, once again, after the capital increases described in Note 31 had been carried out, the balance of the Legal reserve reached 20% of the share capital, and at December 31, 2015 the Legal reserve was at the stipulated level.

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

The detail, by company, of Reserves of subsidiaries, based on the companies’ contribution to the Group (considering the effect of consolidation adjustments) is as follows:

	Millions of euros
	2015	2014	2013

Banco Santander (Brasil) S.A. (Consolidated Group)	8,408	7,361	6,478
Santander UK Group	6,457	5,842	5,540
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	2,977	2,566	2,573
Santander Holdings USA Group	2,968	1,712	1,084
Banco Santander - Chile	2,534	2,446	2,736
Banco Santander Totta, S.A. (Consolidated Group)	2,165	2,021	1,890
Santander Consumer Finance Group	1,549	1,815	1,189
Banco Santander Río, S.A.	965	703	395
Santander Seguros y Reaseguros, Compañía Aseguradora, S.A.	754	725	515
Bank Zachodni WBK S.A.	578	315	175
Banco Santander International	472	408	348
Santander Investment, S.A.	367	282	222
Cartera Mobiliaria, S.A., SICAV	363	370	339
Banco Santander (Suisse) SA	346	282	242
Exchange differences, consolidation adjustments and other companies (*)	372	420	354

	31,275	27,268	24,080

Of which, restricted	2,445	2,233	2,062

(*)	Includes the charge relating to cumulative exchange differences in the transition to International Financial Reporting Standards.

34.	Other equity instruments and Treasury shares

a)	Other equity instruments

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

The Bank’s shares owned by the consolidated companies accounted for 0.279% of issued share capital at December 31, 2015 (December 31, 2014: 0.012%; December 31, 2013: 0.013%).

The average purchase price of the Bank’s shares in 2015 was EUR 6.00 per share and the average selling price was EUR 6.12 per share.

The effect on equity, net of tax, arising from the purchase and sale of Bank shares was a EUR 16 million increase in 2015 (2014: EUR 40 million increase; 2013: EUR 28 million reduction).

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

Contingent liabilities includes all transactions under which an entity guarantees the obligations of a third party and which result from financial guarantees granted by the entity or from other types of contract. The detail is as follows:

	Millions of euros
	2015	2014	2013

Financial guarantees	14,648	13,383	13,479
Financial bank guarantees	13,704	12,121	12,186
Non-performing guarantees	944	1,262	1,293
Irrevocable documentary credits	2,139	2,381	2,430
Other bank guarantees and indemnities provided	23,047	28,006	24,690
Other guarantees	22,526	27,630	24,496
Undertakings to provide bank guarantees	521	376	194
Other contingent liabilities	281	308	450
Assets earmarked for third-party obligations	17	25	128
Other contingent liabilities	264	283	322

	40,115	44,078	41,049

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

At December 31, 2015, the Group had recognized provisions of EUR 618 million to cover contingent liabilities (December 31, 2014: EUR 654 million; December 31, 2013: EUR 693 million) (see Note 25).

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

iii.	Other contingent liabilities

Other contingent liabilities includes the amount of any contingent liability not included in other items.

b)	Contingent commitments

Contingent commitments includes those irrevocable commitments that could give rise to the recognition of financial assets.

The detail is as follows:

	Millions of euros
	2015	2014	2013

Drawable by third parties	195,628	182,955	154,314
Financial asset forward purchase commitments	485	530	82
Regular way financial asset purchase contracts	12,755	11,725	8,222
Documents delivered to clearing houses	12,251	12,444	9,901
Other contingent commitments	338	386	278

	221,457	208,040	172,797

c)	Off-balance-sheet funds under management

The detail of off-balance-sheet funds managed by the Group and by jointly controlled companies is as follows:

	Millions of euros
	2015	2014	2013

Investment funds	109,028	109,519	93,304
Pension funds	11,376	11,481	10,879
Assets under management	20,337	20,369	20,987

	140,741	141,369	125,170

d)	Third-party securities held in custody

At December 31, 2015, the Group held in custody debt securities and equity instruments totaling EUR 877,682 million (December 31, 2014: EUR 1,023,819 million; December 31, 2013: EUR 853,509 million) entrusted to it by third parties.

36.	Derivatives - Notional amounts and fair values of trading and hedging derivatives

The detail of the notional and/or contractual amounts and the fair values of the trading and hedging derivatives held by the Group is as follows:

	Millions of euros
	2015		2014		2013
	Notional amount	Market value	Notional amount	Market value	Notional amount	Market value

Trading derivatives:
Interest rate risk-
Forward rate agreements	175,661	(59)	192,659	(50)	120,773	(2)
Interest rate swaps	2,839,940	3,095	2,738,960	1,253	2,454,752	1,190
Options, futures and other derivatives	505,655	(555)	665,658	(1,035)	605,532	(1,157)
Credit risk-
Credit default swaps	54,056	46	66,596	81	79,822	49
Foreign currency risk-
Foreign currency purchases and sales	250,596	80	230,961	515	186,207	1,935
Foreign currency options	35,772	104	46,311	(38)	45,196	200
Currency swaps	342,401	(1,704)	278,380	(1,694)	255,731	(1,001)
Securities and commodities derivatives and other	90,662	(697)	105,901	(1,222)	95,634	(1,202)

	4,294,743	310	4,325,426	(2,190)	3,843,647	12

Hedging derivatives:
Interest rate risk-
Interest rate swaps	175,199	(1,153)	190,872	(185)	219,103	1,456
Options, futures and other derivatives	22,169	(54)	9,569	13	2,144	12
Credit risk-
Credit default swaps	469	(5)	607	(9)	760	(14)
Foreign currency risk-
Foreign currency purchases and sales	38,685	500	25,530	86	24,161	630
Foreign currency options	—	—	621	39	3,883	409
Currency swaps	59,472	(496)	46,727	147	38,760	525
Securities and commodities derivatives and other	299	(2)	168	—	258	—

	296,293	(1,210)	274,094	91	289,069	3,018

The notional and/or contractual amounts of the contracts entered into (shown above) do not reflect the actual risk assumed by the Group, since the net position in these financial instruments is the result of offsetting and/or combining them. This net position is used by the Group basically to hedge the interest rate, underlying asset price or foreign currency risk; the results on these financial instruments are recognized under Gains/losses on financial assets and liabilities (net) in the consolidated income statements and increase or offset, as appropriate, the gains or losses on the investments hedged (see Note 11).

Additionally, in order to interpret correctly the results on the Securities and commodities derivatives shown in the foregoing table, it should be considered that these items relate mostly to securities options for which a premium has been received which offsets their negative market value. Also, this market value is offset by positive fair values generated by symmetrical positions in the Group’s held-for-trading portfolio.

The Group manages the credit risk exposure of these contracts through netting arrangements with its main counterparties and by receiving assets as collateral for its risk positions (see Note 2.f).

The notional amounts and fair values of the hedging derivatives, by type of hedge, are as follows:

	Millions of euros
	2015		2014		2013
	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value

Fair value hedges	214,591	(1,166)	234,939	(249)	229,439	1,257
Cash flow hedges	63,912	(572)	22,388	444	55,417	743
Hedges of net investments in foreign operations	17,790	528	16,767	(104)	4,213	1,018

	296,293	(1,210)	274,094	91	289,069	3,018

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

The fair value of the cash flow hedges, net of the related tax effect, is recognized under Valuation adjustments - Cash flow hedges in the Group’s equity. The detail of the terms, from December 31, 2015, within which the amounts recognized under Valuation adjustments - Cash flow hedges in equity will be recognized in the consolidated income statements in the coming years is as follows:

	Millions of euros
2015	Within 1 year	1 to 5 years	More than 5 years	Total

Debit balances (losses)	1	145	25	171

The net amount recognized as an equity valuation adjustment in 2015, as a result of the cash flow hedges, was a reduction of EUR 33 million.

The market value of the derivatives in portfolio cash flow hedges gave rise to a loss of EUR 393 million at December 31, 2015.

The net amount transferred from equity to 2015 profit was EUR -14 million, relating to the accrual to the net interest margin of the cash flow hedges.

The impact on 2015 profit and loss of the ineffectiveness of the Group’s cash flow hedges was a net loss of EUR 10 million (see Note 44).

ii. Fair value hedges

In 2015 a net loss of EUR 38 million was recognized (gains of EUR 258 million on hedged items and losses of EUR 296 million on hedging derivatives) on fair value hedging transactions (see Note 44). In this connection, at December 31, the Bank accounted for most of the Group’s fair value hedges.

Hence, the financial management area of the Bank, as Parent of the Group, uses derivatives to hedge the interest rate risk and foreign currency risk of the issues of instrumental companies of the Group guaranteed by the Bank. Following are details of the main hedges taken out by the Bank which remained outstanding at the Group at December 31, 2015.

At December 31, 2015, the Group held hedging derivatives for a notional amount equivalent to EUR 22,769 million, the market value of which represented a gain of EUR 1,021 million which is offset in profit and loss on measurement of the hedged issues. The net result of these hedges is a net loss of EUR 23 million.

The main currencies of these fair value hedges are: the euro, with a notional amount of EUR 21,369 million and gains on derivatives of EUR 1,020 million, and the US dollar, with a notional amount of EUR 623 million and gains on derivatives of EUR 10 million.

The Bank also uses derivatives to hedge the interest rate risk of government and corporate bonds recognized as available-for-sale assets for accounting purposes. At December 31, 2015, the notional amount of these derivatives was EUR 10,213 million and their market value gave rise to a loss of EUR 583 million, which was offset by the result of measuring the gain on the bonds attributable to their hedged risk, giving rise to a net overall gain on these hedges of EUR 1.7 million. Fair value hedges (hedging both interest rate and credit risk) have also been arranged on government bonds not hedged against interest rate risk, using forward bonds with a notional amount at December 31, 2015 of EUR 6,365 million and a market value representing a loss of EUR 43 million which was offset by the gain on the value of the bonds attributable to the hedged risk.

Lastly, the Bank has two fair value macro-hedges from its merger with Banesto. At year-end, the notional amount of the related derivatives was EUR 2,860 million and their market value gave rise to a loss of EUR 73 million. Including the measurement of the hedged items, the net result of the macro-hedges was a gain of EUR 7.7 million. At December 31, 2015, the market value of the fair value derivative macro-hedges at the Group was a loss of EUR 1,742 million. Including the measurement of the hedged items, the net result of the macro-hedges was a loss of EUR 537 million.

iii. Foreign currency hedges (net investments in foreign operations)

As part of its financial strategy, the Group hedges the foreign currency risk arising from its investments in non-euro-zone countries. To this end, it arranges foreign currency derivatives in order to take a long position in euros vis-à-vis the local currency of the investment.

At December 31, 2015, the total notional amount of the instruments hedging these investments was the equivalent of EUR 20,349 million, of which EUR 16,504 million related to foreign currency swaps and forwards and EUR 3,845 million to spot foreign currency purchases/sales.

By currency,

•	Hedges of the Brazilian real included hedging foreign currency non-deliverable forwards amounting to EUR 3,289 million (BRL 14,182 million), with a gain of EUR 733 million, of which EUR 27 million related to the gain on the settlement of options used as hedges which expired in January 2015 and were not renewed.

•	The position in Mexican pesos is hedged through foreign currency forwards and swaps with a notional amount of EUR 2,582 million (MXN 48,836 million) and a gain of EUR 25 million.

•	The Polish zloty is hedged through foreign currency forwards and swaps with a notional amount of EUR 1,981 million (PLN 8,445 million) and a loss of EUR 25 million.

•	The hedging of the Chilean peso is instrumented through non-deliverable foreign currency forwards amounting to EUR 2,975 million (CLP 2,302,000 million), with a gain of EUR 146 million.

•	The investment in Norwegian kroner is hedged through foreign currency forwards and swaps amounting to EUR 630 million (NOK 6,048 million), with a gain of EUR 34 million.

•	The hedging of the Colombian peso is instrumented through non-deliverable foreign currency forwards with a notional amount of EUR 21 million (COP 73,400 million), with a gain of EUR 4 million.

•	The position in Chinese yuan is hedged through non-deliverable foreign currency forwards of EUR 95 million (CNY 674 million). These instruments generated a gain of EUR 5 million in the year.

The positions in US dollars and pounds sterling are hedged through foreign currency forwards and swaps and, in addition, spot purchases and sales are made to offset the structural foreign currency risk. In the case of the US dollar, an amount of EUR 1,653 million (USD 1,800 million) was hedged with foreign currency forwards and EUR 954 million (USD 1,039 million) with spot foreign currency purchases and sales against euros, which gave rise to a loss of EUR 242 million in the year. In the case of pounds sterling, an amount of EUR 3,278 million (GBP 2,406 million) was hedged with foreign currency swaps and EUR 2,858 million (GBP 2,098 million) with spot foreign currency purchases and sales against euros, which gave rise to a loss of EUR 270 million in the year.

Lastly, positions in Canadian dollars and Swiss francs are hedged solely with spot foreign currency purchases and sales against euros. The hedged position in Canadian dollars amounted to EUR 25 million (CAD 38 million), with a gain of EUR 2 million in the year. The hedged position in Swiss francs amounted to EUR 8 million (CHF 9 million), giving rise to a loss of EUR 11 million in the year.

At 2014 year-end, the Group held foreign currency options in this connection with an equivalent euro notional amount of EUR 310 million, which were denominated in Brazilian reais. In 2014 gains amounting to EUR 124 million, which arose from the settlement of options that were exercised, were taken to equity. At 2014 year-end, the market value of the options not yet exercised represented a net gain of EUR 40 million. In addition to foreign currency options, the Group had also arranged other hedging derivatives to round off its hedging of the structural foreign currency risk of its foreign currency investments: derivatives in Chilean pesos for a notional amount of EUR 1,194 million, which gave rise to a loss of EUR 44 million; in Brazilian reais for a notional amount of EUR 4,549 million, with a loss of EUR 417 million; in Mexican pesos for a total notional amount of EUR 2,728 million, with a loss of EUR 123 million; in Polish zloty for a notional amount of EUR 1,376 million, with a gain of EUR 5 million; and in Norwegian kroner for a notional amount of EUR 326 million, with a gain of EUR 36 million.

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

At 2013 year-end, the Group held foreign currency options in this connection with an equivalent euro notional amount of EUR 8,846 million, which were denominated in Brazilian reais. In 2013 losses amounting to EUR 214 million, which arose from the settlement of options that were exercised, were taken to equity. At 2013 year-end, the market value of the options not yet exercised represented a net gain of EUR 399 million. In addition to foreign currency options, the Group had also arranged other hedging derivatives to round off its hedging of the structural foreign currency risk of its foreign currency investments: derivatives in Chilean pesos for a notional amount of EUR 1,187 million, which gave rise to a gain of EUR 139 million; in Brazilian reais for a notional amount of EUR 6,905 million, with a gain of EUR 720 million; in Mexican pesos for a total notional amount of EUR 3,185 million, with a loss of EUR 2 million; and in Polish zlotys for a notional amount of EUR 1,651 million, with a loss of EUR 40 million; as well as a gain of EUR 6 million on options that had already expired.

Lastly, in addition to these hedges involving derivatives, spot foreign currency sales were made to offset structural foreign currency risk. By currency, spot sales were made of US dollars against euros, which amounted to EUR 1,293 million and gave rise to a gain of EUR 68 million, and of pounds sterling against euros, which totaled EUR 3,345 million and gave rise to a gain of EUR 214 million.

In line with the purpose of hedging the underlying carrying amount of net assets in foreign currencies, the overall valuation adjustments (gains/losses) obtained from the aforementioned hedges offset from an equity position the exchange differences arising from the conversion to euros of the Group’s investments in its investees’ net assets.

The hedges of net investments in foreign operations did not generate gains or losses due to ineffectiveness in 2015.

37.	Discontinued operations

No significant operations were discontinued in 2015, 2014 or 2013.

a)	Profit or loss and net cash flows from discontinued operations

The detail of the profit or loss from discontinued operations is set forth below.

The comparative figures were restated in order to include the operations classified as discontinued:

	Millions of euros
	2015	2014	2013

Interest income/(charges)	—	4	84
Net fee and commission income	—	—	22
Gains/losses on financial assets and liabilities	—	—	—
Other operating income (expenses)	—	—	—

Total income	—	4	106
Personnel expenses	—	(1)	(7)
Other general administrative expenses	—	(3)	(23)
Depreciation and amortization	—	—	(2)
Provisions (net)	—	(22)	(6)
Impairment losses on financial assets	—	(4)	(6)

Gains (losses) on disposal of assets not classified as non-current assets held for sale	—	—	(80)

Profit (loss) before tax	—	(26)	(18)

Income tax (Note 27)	—	—	3

Profit (loss) from discontinued operations	—	(26)	(15)

Additionally, following is a detail of the net cash flows attributable to the operating, investing and financing activities of discontinued operations.

	Millions of euros
	2015	2014	2013

Cash and cash equivalents as at beginning of year	—	—	—
Cash flows from operating activities	—	(10)	2
Cash flows from investing activities	—	10	(2)
Cash flows from financing activities	—	—	—

Cash and cash equivalents as at end of year	—	—	—

b)	Earnings per share relating to discontinued operations

The earnings per share relating to discontinued operations were as follows:

	2015	2014	2013

Basic earnings per share (euros)	0.00	(0.00)	(0.00)
Diluted earnings per share (euros)	0.00	(0.00)	(0.00)

38.	Interest and similar income

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

The detail of the main interest and similar income items earned in 2015, 2014 and 2013 is as follows:

	Millions of euros
	2015	2014	2013

Balances with the Bank of Spain and other central banks	1,392	2,038	2,701
Loans and advances to credit institutions	1,845	1,782	766
Debt instruments	7,361	7,247	6,435
Loans and advances to customers	45,445	42,175	40,206
Insurance contracts linked to pensions (Note 25)	6	9	11
Other interest	1,149	1,405	1,328

	57,198	54,656	51,447

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

The detail of the main items of interest expense and similar charges accrued in 2015, 2014 and 2013 is as follows:

	Millions of euros
	2015	2014	2013

Balances with the Bank of Spain and other central banks	79	55	118
Deposits from credit institutions	2,277	2,144	1,852
Customer deposits	12,826	13,415	14,805
Marketable debt securities	6,965	6,844	6,880
Subordinated liabilities (Note 23)	934	1,084	1,260
Provisions for pensions (Note 25)	270	344	363
Other interest	1,035	1,223	234

	24,386	25,109	25,512

Most of the interest expense and similar charges was generated by the Group’s financial liabilities that are measured at amortized cost.

40.	Income from equity instruments

Income from equity instruments includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.

The detail of Income from equity instruments is as follows:

	Millions of euros
	2015	2014	2013

Equity instruments classified as:
Financial assets held for trading	266	287	264
Available-for-sale financial assets	189	148	114

	455	435	378

41.	Income from companies accounted for using the equity method

Income for companies accounted for using the equity method comprises the amount of profit or loss attributable to the Group generated during the year by associates and jointly controlled entities.

The detail of Income from companies accounted for using the equity method is as follows:

	Millions of euros
	2015	2014	2013

Santander Consumer USA Inc.	—	—	322
Zurich Santander Insurance América, S.L.	183	167	138
Metrovacesa, S.A.	—	(68)	(40)
SAM Investment Holdings Limited	64	51	—
Allfunds Bank, S.A.	—	23	17
Companhia de Crédito, Financiamento e Investimento RCI Brasil	28	20	21
Other companies	100	50	42

	375	243	500

42.	Fee and commission income

Fee and commission income comprises the amount of all fees and commissions accruing in favor of the Group in the year, except those that form an integral part of the effective interest rate on financial instruments.

The detail of Fee and commission income is as follows:

	Millions of euros
	2015	2014	2013

Collection and payment services:
Bills	271	284	333
Demand accounts	1,074	1,006	1,163
Cards	2,768	2,769	2,890
Orders	412	422	347
Cheques and other	134	144	165

	4,659	4,625	4,898

Marketing of non-banking financial products:
Investment funds	805	831	1,040
Pension funds	92	111	163
Insurance	2,350	2,304	2,399

	3,247	3,246	3,602

Securities services:
Securities underwriting and placement	252	306	208
Securities trading	303	303	316
Administration and custody	265	248	212
Asset management	222	78	107

	1,042	935	843

Other:
Foreign exchange	303	264	243
Financial guarantees	494	498	476
Commitment fees	314	343	329
Other fees and commissions	2,983	2,604	2,082

	4,094	3,709	3,130

	13,042	12,515	12,473

43.	Fee and commission expense

Fee and commission expense shows the amount of all fees and commissions paid or payable by the Group in the year, except those that form an integral part of the effective interest rate on financial instruments.

The detail of Fee and commission expense is as follows:

	Millions of euros
	2015	2014	2013

Fees and commissions assigned to third parties	1,593	1,618	1,718
Of which: Cards	1,201	1,149	1,279
Brokerage fees on lending and deposit transactions	43	42	37
Other fees and commissions	1,373	1,159	957

	3,009	2,819	2,712

44.	Gains/losses on financial assets and liabilities

Gains/losses on financial assets and liabilities includes the amount of the valuation adjustments of financial instruments, except those attributable to interest accrued as a result of application of the effective interest method and to allowances, and the gains or losses obtained from the sale and purchase thereof.

a)	Breakdown

The detail, by origin, of Gains/losses on financial assets and liabilities is as follows:

	Millions of euros
	2015	2014	2013

Financial assets and liabilities held for trading (*)	(2,312)	2,377	1,733
Other financial instruments at fair value through profit or loss (*)	325	239	(6)
Financial instruments not measured at fair value through profit or loss	1,265	1,427	1,622
Of which: Available-for-sale financial assets	891	1,416	1,490
Of which:
Debt instruments	760	1,173	1,345
Equity instruments	131	243	145
Other (Note 36)	(48)	(69)	(115)

	(770)	3,974	3,234

(*)	Includes the net gain or loss arising from transactions involving debt securities, equity instruments, derivatives and short positions included in this portfolio, since the Group manages its risk in these instruments on a global basis.

b)	Financial assets and liabilities at fair value through profit or loss

The detail of the amount of the asset balances is as follows:

	Millions of euros
	2015	2014	2013

Loans and advances to credit institutions	28,696	30,407	18,947
Loans and advances to customers	20,374	11,892	18,275
Debt instruments	47,681	58,605	44,716
Equity instruments	18,855	13,799	5,833
Derivatives	76,724	76,858	58,899

	192,330	191,561	146,670

The Group mitigates and reduces this exposure as follows:

•	With respect to derivatives, the Group has entered into framework agreements with a large number of credit institutions and customers for the netting-off of asset positions and the provision of collateral for non-payment.

At December 31, 2015, the actual credit risk exposure of the derivatives was EUR 43,468 million.

•	Loans and advances to credit institutions and Loans and advances to customers included reverse repos amounting to EUR 37,563 million at December 31, 2015.

Also, mortgage-backed assets totaled EUR 2,855 million.

•	Debt instruments include EUR 40,148 million of Spanish and foreign government securities.

At December 31, 2015, the amount of the change in the year in the fair value of financial assets at fair value through profit or loss attributable to variations in their credit risk (spread) was not material.

The detail of the amount of the liability balances is as follows:

	Millions of euros
	2015	2014	2013

Deposits from central banks	(18,664)	(8,362)	(5,963)
Deposits from credit institutions	(8,628)	(24,570)	(17,112)
Customer deposits	(35,544)	(38,671)	(34,984)
Marketable debt securities	(3,373)	(3,830)	(4,087)
Short positions	(17,362)	(17,628)	(15,951)
Derivatives	(76,414)	(79,048)	(58,887)
Other financial liabilities	(1)	—	—

	(159,986)	(172,109)	(136,984)

45.	Exchange differences

Exchange differences shows basically the gains or losses on currency dealings, the differences that arise on translations of monetary items in foreign currencies to the functional currency, and those disclosed on non-monetary assets in foreign currency at the time of their disposal.

The Group manages the currencies to which it is exposed together with the arrangement of derivative instruments and, accordingly, the changes in this line item should be analyzed together with those recognized under Gains/losses on financial assets and liabilities (see Note 44).

46.	Other operating income and Other operating expenses

Other operating income and Other operating expenses in the consolidated income statements include:

	Millions of euros
	2015	2014	2013

Insurance activity	98	137	117
Income from insurance and reinsurance contracts issued	1,096	3,532	4,724
Of which:
Insurance and reinsurance premium income	961	3,284	4,513
Reinsurance income (Note 15)	135	248	211
Expenses of insurance and reinsurance contracts	(998)	(3,395)	(4,607)
Of which:
Claims paid and other insurance-related expenses	(3,101)	(3,800)	(4,497)
Net provisions for insurance contract liabilities	2,361	910	382
Reinsurance premiums paid	(258)	(505)	(492)
Non-financial services	121	88	93
Sales and income from the provision of non-financial services	711	343	322
Cost of sales	(590)	(255)	(229)
Other operating income and expenses	(385)	(384)	(512)
Other operating income	1,260	1,339	857
Of which, fees and commissions offsetting direct costs	115	106	115
Other operating expenses	(1,645)	(1,723)	(1,369)
Of which, Deposit Guarantee Fund	(769)	(577)	(570)

	(166)	(159)	(302)

Most of the Bank’s insurance activity is carried on in life insurance.

47.	Personnel expenses

a)	Breakdown

The detail of Personnel expenses is as follows:

	Millions of euros
	2015	2014	2013

Wages and salaries	8,034	7,412	7,215
Social security costs	1,330	1,293	1,296
Additions to provisions for defined benefit pension plans (Note 25)	96	75	88
Contributions to defined contribution pension funds (Note 25)	279	247	223
Share-based remuneration costs	47	66	103
Other personnel expenses	1,321	1,149	1,144

	11,107	10,242	10,069

b)	Headcount

The average number of employees in the Group, by professional category, was as follows:

	Average number of employees (**)
	2015	2014	2013

The Bank:
Senior management (*)	93	101	133
Other line personnel	20,909	21,376	23,403
Clerical staff	2,138	2,563	3,421
General services personnel	22	25	28

	23,162	24,065	26,985
Rest of Spain	6,922	6,781	6,931
Santander UK plc	20,069	19,866	19,773
Banco Santander (Brasil) S.A.	47,720	47,296	51,462
Other companies (**)	91,591	85,930	81,222

	189,464	183,938	186,373

(*)	Categories of deputy assistant executive vice president and above, including senior management.
(**)	Excluding personnel assigned to discontinued operations.

The functional breakdown, by gender, at December 31, 2015 is as follows:

	Functional breakdown by gender
	Senior executives		Other executives		Other personnel
	Men	Women	Men	Women	Men	Women

Continental Europe	995	237	6,162	3,135	21,711	29,068
United Kingdom	132	35	1,219	565	9,539	13,430
Latin America	671	106	6,167	3,674	40,653	56,364

	1,798	378	13,548	7,374	71,903	98,862

The same information, expressed in percentage terms at December 31, 2015, is as follows:

	Functional breakdown by gender
	Senior executives		Other executives		Other personnel
	Men	Women	Men	Women	Men	Women

Continental Europe	81%	19%	66%	34%	43%	57%
United Kingdom	79%	21%	68%	32%	42%	58%
Latin America	86%	14%	63%	37%	42%	58%

	83%	17%	65%	35%	42%	58%

The labor relations between employees and the various Group companies are governed by the related collective agreements or similar regulations.

c)	Share-based payments

The main share-based payments granted by the Group in force at December 31, 2015, 2014 and 2013 are described below.

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

The plans that include share-based payments are as follows: (i) performance share plan; (ii) mandatory investment share plan; (iii) deferred conditional delivery share plan; (iv) deferred conditional variable remuneration plan and (v) performance share plan. The characteristics of the plans are set forth below:

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

This plan involved successive three-year cycles of share deliveries to the beneficiaries. In June 2010 and 2011 the fifth and sixth and final cycles (PI13 and Pl14, respectively) were approved. On July 31, 2013 and 2014 the fifth and sixth cycles (PI13 and PI14, respectively) were cancelled.

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

Plans I14 and I13 expired in 2014 and 2013, without any shares having been delivered to the plan beneficiaries, since the minimum target for shares to be delivered had not been achieved.

Following is a summary of the changes in the cycles of this plan in the period from 2013 to 2014:

	Number of shares (in thousands)	Year granted	Employee group	Number of persons	Date of commencement of exercise period	Date of expiry of exercise period

Plans outstanding at 01/01/13	34,089

Options cancelled, net (Plan I13)	(19,613)	2010	Executives	(6,782)	11/06/10	31/07/13

Plans outstanding at 12/31/13	14,476

Options cancelled, net (Plan I14)	(14,476)	2011	Executives	(6,699)	17/06/11	31/07/14

Plans outstanding at 12/31/14	—

(ii)	Mandatory investment share plan

This deferred share-based variable remuneration was instrumented through a multiannual incentive plan payable in shares of the Bank and conditional upon compliance with certain investment and continued Group service requirements. The beneficiaries of this plan were the executive directors, members of the Bank’s senior management and other Group executives determined by the board of directors.

This plan, which was discontinued in 2010, was structured in three-year cycles. The beneficiaries of the plan had to use 10% of their gross annual variable cash-based remuneration (or bonus) to acquire shares of the Bank in the market (the “Mandatory Investment”). In accordance with the terms and conditions of the corresponding cycles, the Mandatory Investments were made before February 29, 2008, February 28, 2009 and February 28, 2010, respectively.

Participants who held the shares acquired through the Mandatory Investment and remained in the Group’s employ for three years from the date on which the Mandatory Investment was made (until 2011, 2102 and 2013, respectively) were entitled to receive the same number of Bank shares as that composing their initial mandatory investment.

The shares would be delivered within a maximum period of one month from the third anniversary of the date on which the mandatory investment was made.

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

In 2013 the Bank’s board of directors, at the proposal of the appointments and remuneration committee, approved the fourth cycle of the deferred conditional delivery share plan to instrument payment of the share-based bonus of the Group executives or employees whose variable remuneration or annual bonus for 2013 exceeded, in general, EUR 0.3 million (gross), with a view to deferring a portion of the aforementioned variable remuneration or bonus over a period of three years in which it will be paid in Santander shares. Since this cycle entailed the delivery of Bank shares, the shareholders at the annual general meetings of March 22,

2013 approved the application of the fourth cycle of the deferred conditional delivery share plan. This cycle is not applicable to the executive directors or other members of senior management or other executives who are beneficiaries of the deferred conditional variable remuneration plan described below.

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

(iv) Deferred conditional variable remuneration plan

In 2013, 2014 and 2015 the Bank’s board of directors, at the proposal of the appointments and remuneration committee in 2013 and 2014 and of the remuneration committee in 2015, approved the third, fourth and fifth cycles of the deferred conditional variable remuneration plan to instrument payment of the bonus for 2013, 2014 and 2015, respectively, of the executive directors and certain executives (including senior management) and employees who assume risk, who perform control functions or receive an overall remuneration which puts them on the same remuneration level as senior executives and employees who assume risks (all of whom are referred to as the “Identified Staff”, in accordance with the Guidelines on Remuneration Policies and Practices approved by the Committee of European Banking Supervisors on December 10, 2010 for 2013; in 2014, pursuant to Article 92(2) of Directive 2013/36/EU of the European Parliament and of the Council, of June 26, 2013, and the related implementing legislation; and in 2015, pursuant to Article 32.1 of Law 10/2014, of June 26, on the regulation, supervision and capital adequacy of credit institutions, and the related implementing legislation).

Since the aforementioned cycles entail the delivery of Bank shares, the shareholders at the annual general meetings of March 22, 2013, March 28, 2014 and March 27,2015 approved, respectively, the application of the third, fourth and fifth cycles of the deferred conditional variable remuneration plan.

The purpose of these cycles is to defer a portion of the bonus of the beneficiaries thereof over a period of three years for the third and fourth cycles, and over three or five years for the fifth cycle, for it to be paid, where appropriate, in cash and in Santander shares; the other portion of the variable remuneration is also to be paid in cash and Santander shares, upon commencement of the cycles, in accordance with the rules set forth below.

The bonus will be paid in accordance with the following percentages, based on the timing of the payment and the group to which the beneficiary belongs (the “immediate payment percentage” identifies the portion of the bonus for which payment is not deferred, and the “deferred percentage” identifies the portion of the bonus for which payment is deferred):

	2015
	Immediate payment percentage (*)	Deferred percentage (*)	Deferral period

Executive directors and members of the Identified Staff with total variable remuneration ≥ EUR 2.6 million	40%	60%	5 years
Division managers, country heads of countries that represent at least 1% of the Group’s economic capital, other executives of the Group with a similar profile and members of the Identified Staff with total variable remuneration ≥ EUR 1.7 million (< EUR 2.6 million)	50%	50%	5 years
Other beneficiaries	60%	40%	3 years

	2014
	Immediate payment percentage (*)	Deferred percentage (*)

Executive directors and members of the Identified Staff with total variable remuneration ≥ EUR 2.6 million	40%	60%
Division managers, country heads, other executives of the Group with a similar profile and members of the Identified Staff with total variable remuneration ≥ EUR 1.8 million (< EUR 2.6 million)	50%	50%
Other beneficiaries	60%	40%

	2013
	Immediate payment percentage (*)	Deferred percentage (*)

Executive directors	40%	60%
Division managers and other executives of the Group with a similar profile	50%	50%
Other executives subject to supervision	60%	40%

(*)	Generally applicable percentages. In some countries deferred percentages may be higher for certain categories of executives, thereby giving rise to lower immediate payment percentages.

For the third and fourth cycle, the payment of the deferred percentage of the bonus applicable in each case will be deferred over a period of three years and will be paid in three instalments, within 30 days following the anniversaries of the initial date (the date on which the immediate payment percentage is paid) in 2015, 2016 and 2017 for the third cycle, and in 2016, 2017 and 2018 for the fourth cycle, 50% being paid in cash and 50% in shares, provided that the conditions described below are met.

For the fifth cycle, the payment of the deferred percentage of the bonus applicable in each case based on the group to which the beneficiary belongs will be deferred over a period of three or five years and will be paid in three or five instalments, as appropriate, within 30 days following the anniversaries of the initial date in 2017, 2018 and 2019 and, where appropriate, in 2020 and 2021, provided that the conditions described below are met.

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

The maximum number of shares to be delivered is calculated taking into account the amount resulting from applying the applicable taxes and the volume-weighted average share prices for the 15 trading sessions prior to the date on which the board of directors approves the bonus for the Bank’s executive directors for 2013, 2014 and 2015 for the third, fourth and fifth cycle, respectively.

(v) Performance share plan

In 2014 and 2015 the Bank’s board of directors approved the first and second cycles, respectively, of the performance share plan by which to instrument a portion of the variable remuneration of the executive directors and other members of the Identified Staff, consisting of a long-term incentive (ILP) in shares based on the Bank’s performance over a multiannual period. In addition, the second cycle also applies to other Bank employees not included in the Identified Staff, in respect of whom it is deemed appropriate that the potential delivery of Bank shares be included in their remuneration package in order to better align the employee’s interests with those of the Bank.

Since the aforementioned plans entail the delivery of Bank shares, the annual general meetings of March 28, 2014 and March 27, 2015 approved the application of the first and second cycles of the plan, respectively.

The maximum amounts of the plan and, consequently, the maximum number of shares to which a beneficiary may be entitled under this plan was set at 15% and 20% of the beneficiaries’ benchmark bonus for 2014 and 2015, respectively.

The board of directors, following a proposal of the remuneration committee, set the amount of the ILP for each beneficiary for 2014 and 2015.

For the second cycle, based on the maximum benchmark value (20%), at the proposal of the remuneration committee, the board of directors will set the maximum number of shares, the value in euros of which is called the “Agreed-upon Amount of the ILP”, taking into account (i) the Group’s earnings per share (EPS) and (ii) the Group’s return on tangible equity (ROTE) for 2015 with respect to those budgeted for the year.

Both items had the same weighting when setting the ILP and each of them were measured based on the following scales of target compliance:

•	Scale applicable to EPS of Santander Group in 2015 with respect to the budgeted EPS for the year:

EPS in 2015 (% of budgeted 2015 EPS)	2015 EPS coefficient

≥ 90%	1
> 75% but < 90%	0.75 - 1 (*)
≤ 75%	0

(*)	Straight-line increase of the 2015 EPS coefficient based on the specific percentage that the 2015 EPS represents of the budgeted EPS within this line of the scale.

•	Scale applicable to Santander Group’s 2015 ROTE with respect to the ROTE budgeted for the year:

ROTE in 2015 (% of budgeted 2015 ROTE)	2015 ROTE coefficient

≥ 90%	1
> 75% but < 90%	0.75 - 1 (*)
≤ 75%	0

(*)	Straight-line increase of the 2015 ROTE coefficient based on the specific percentage that the 2015 ROTE represents of the budgeted ROTE within this line of the scale.

Based on the Group’s performance, the coefficient to be applied was 91.50%.

For the first cycle, the following percentages were applied to 15% of the benchmark bonus in accordance with the relative performance of the Bank’s Total Shareholder Return (TSR) in 2014 compared to a benchmark group:

Santander’s place in the TSR ranking	Percentage of maximum shares to be delivered

1st to 8th	100%
9th to 12th	50%
13th and below	0%

Since the Bank’s TSR was in fourth place, the applicable percentage was 100%.

Also, for the second cycle, the agreed-upon amount of the ILP for each beneficiary will be deferred over a period of three years and will be paid, where appropriate, at the beginning of 2019 (foreseeably, in the first quarter) based on compliance with the multiannual targets and other plan terms and conditions. Thus, prior to the payment date, the board of directors, following a proposal of the remuneration committee, will calculate the amount, where appropriate, to be received by each beneficiary based on the agreed-upon amount of the ILP. The multiannual targets, the related metrics and scales of compliance are as follows:

•	Relative performance of the Group’s EPS growth for 2015-2017 with respect to a benchmark group of 17 credit institutions

Position of Santander’s EPS growth 2015-2017	EPS coefficient

1st to 5th	1
6th	0.875
7th	0.75
8th	0.625
9th	0.50
10th and below	0

•	Santander Group’s 2017 ROTE:

ROTE in 2017 (%)	ROTE coefficient

≥ 12%	1
> 11% but < 12%	0.75 - 1 (*)
≤ 11%	0

(*)	Straight-line increase of the ROTE coefficient based on the specific percentage, within this line of the scale, of Santander Group’s ROTE in 2017.

•	Employee satisfaction, measured by the inclusion or exclusion of the related Group company in 2017 among the “Top 3” best banks to work for.

•	Scale of compliance at country level:

Position among the best banks to work for in 2017	Employee coefficient

1st to 3rd	1
4th or below	0

•	Scale of compliance at Santander Group level:

No. of main markets in which Santander is ranked in the top three of the best banks to work for in 2017	Employee coefficient

6 or more	1
5 or less	0

•	Customer satisfaction, measured by the inclusion or exclusion of the related Group company in 2017 among the top three best banks in the customer satisfaction index.

•	Scale of compliance at country level:

Position among the best banks as per the customer satisfaction index in 2017	Customer coefficient

1st to 3rd	1
4th or below	0

•	Scale of compliance at Santander Group level:

No. of main markets in which Santander is ranked in the top three of the best banks in the customer satisfaction index in 2017	Customer coefficient

10	1
Between 6 and 9	0.2 - 0.8 (*)
5 or less	0

(*)	Straight-line increase of customer coefficient, whereby, within this line of the scale, the coefficient is increased by 0.2 for each additional main market in which the customer satisfaction index ranks it in the top three.

•	Customer loyalty, taking into account that the targets at Santander Group level are 17 million individual customers and 1.1 million SME and business customers at December 31, 2017.

•	Scales of compliance at country level:

Individual customers (% of the budget for the related market)	Individual coefficient	SME and business customers (% of the budget for the related market)	Business coefficient
≥ 100%	1	≥ 100%	1
> 90% but < 100%	0.5 - 1 (*)	> 90% but < 100%	0.5 - 1 (*)
≤ 90%	0	≤ 90%	0

(*)	Straight-line increase of the individual coefficient and business coefficient based on the specific percentage, within these lines of each scale, that the number of customers of each type represents of the budgeted number at December 31, 2017.

•	Scales of compliance at Santander Group level:

Individual customers (millions)	Individual coefficient	SME and business customers (millions)	Business coefficient

≥ 17	1	≥ 1.1	1
> 15 but < 17	0.5 - 1 (*)	> 1 but < 1.1	0.5 - 1 (*)
≤ 15	0	≤ 1	0

(*)	Straight-line increase of the individual coefficient and business coefficient based on the number of customers of each type at December 31, 2017.

Based on the foregoing metrics and compliance scales and the data relating to the end of 2017, the amount accrued of the ILP for each beneficiary (the “Accrued Amount of the ILP”) will be calculated by weighting the above coefficients by 0.25, 0.25, 0.2, 0.15, 0.075 and 0.075, respectively.

For the first cycle, the agreed-upon amount of the ILP for each beneficiary will be deferred over a period of three years and will be paid, where appropriate, in thirds in June 2016, 2017 and 2018 based on compliance with the multiannual TSR targets. Thus, for each payment date, the board of directors, following a proposal of the remuneration committee, will calculate the amount, where appropriate, to be received by each beneficiary applying to the third of the agreed-upon amount of the ILP for that year the percentage resulting from the following table:

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

In addition to the requirement that the beneficiary remains in the Group’s employ, with the exceptions included in the plan regulations, the delivery of shares to be paid on the ILP payment date based on compliance with the related multiannual target is conditional upon none of the following circumstances existing -in the opinion of the board of directors following a proposal of the remuneration committee-, during the period prior to each of the deliveries as a result of the actions taken in 2014 and 2015, respectively: (i) poor financial performance of the Group; (ii) breach by the beneficiary of internal regulations, including, in particular, those relating to risks; (iii) material restatement of the Group’s financial statements, except when it is required pursuant to a change in accounting standards; or (iv) significant changes in the Group’s economic capital or risk profile.

ii. Santander UK plc

The long-term incentive plans on shares of the Bank granted by management of Santander UK plc to its employees are as follows:

	Number of shares (in thousands)	Exercise price in pounds sterling (*)	Year granted	Employee group	Number of persons		Date of commencement of exercise period	Date of expiry of exercise period

Plans outstanding at 01/01/13	14,814

Options granted (Sharesave)	4,340	3.69	2013	Employees	13,110	(**)	01/11/13	01/11/16
							01/11/13	01/11/18
Options exercised	(78)	4.02
Options cancelled (net) or not exercised	(3,169)	4.72

Plans outstanding at 12/31/13	15,907

Options granted (Sharesave)	6,745	4.91	2014	Employees	6,639	(**)	01/11/14	01/11/17
							01/11/14	01/11/19
Options exercised	(1,375)	4.36
Options cancelled (net) or not exercised	(2,155)	4.85

Plans outstanding at 12/31/14	19,122

Options granted (Sharesave)	14,074	3.13	2015	Employees	7,759	(**)	01/11/15	01/11/18
							01/11/15	01/11/20
Options exercised	(1,839)	3.75
Options cancelled (net) or not exercised	(6,595)	4.50

Plans outstanding at 12/31/15	24,762

(*)	At December 31, 2015, 2014 and 2013, the euro/pound sterling exchange rate was EUR 1.36249/GBP 1; EUR 1.28386/GBP 1 and EUR 1.19947/GBP 1, respectively.

(**)	Number of accounts/contracts. A single employee may have more than one account/contract.

In 2008 the Group launched a voluntary savings scheme for Santander UK employees (Sharesave Scheme) whereby employees who join the scheme will have between GBP 5 and GBP 250 (between GBP 5 and GBP 500 in 2014 and 2015) deducted from their net monthly pay over a period of three or five years. When this period has ended, the employees may use the amount saved to exercise options on shares of the Bank at an exercise price calculated by reducing by up to 20% the average purchase and sale prices of the Bank shares in the three trading sessions prior to the approval of the scheme by the UK tax authorities (HMRC). This approval must be received within 21 to 41 days following the publication of the Group’s results for the first half of the year. This scheme was approved by the board of directors, at the proposal of the appointments and remuneration committee, and, since it involved the delivery of Bank shares, its application was authorized by the annual general meeting held on June 21, 2008. Also, the scheme was authorized by the UK tax authorities (HMRC) and commenced in September 2008. In subsequent years, at the annual general meetings held on June 19, 2009, June 11, 2010, June 17, 2011, March 30, 2012, March 22, 2013, March 28, 2014 and March 27, 2015, respectively, the shareholders approved the application of schemes previously approved by the board and with similar features to the scheme approved in 2008.

iii. Fair value

The fair value of the performance share plans was calculated as follows:

a)	2015 Performance share plan:

The Group calculates at the grant date the fair value of this plan relying in part upon the report of an independent expert. On the basis of the design of the plan for 2015 and the levels of achievement of similar plans at comparable entities, the expert concluded that the reasonable range for estimating the initial achievement coefficient was approximately 60% to 80% and, accordingly, the fair value was considered to be 70% of the maximum. Therefore, as the maximum level was determined as being 91.50%, the fair value is 64.05% of the maximum amount.

b)	2014 Performance share plan:

The Group calculates at the grant date the fair value of the Banks’s relative TSR position relying in part upon the report of an independent expert whose assessment was carried out using a Monte Carlo valuation model to perform thousands of simulations to determine the TSR of the Bank and of each of the companies in the benchmark group. Taking into account the foregoing, the fair value of the plan at the grant date was 36.3% of the maximum amount.

c)	Performance share plans:

•	It was assumed that the beneficiaries will not leave the Group’s employ during the term of each plan.

•	The Group calculates at the grant date the fair value of the Banks’s relative TSR position relying in part upon the report of an independent expert whose assessment was carried out using a Monte Carlo valuation model to perform 10,000 simulations to determine the TSR of each of the companies in the benchmark group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

	PI13	PI14

Expected volatility (*)	49.65%	51.35%
Annual dividend yield based on last few years	6.34%	6.06%
Risk-free interest rate (Treasury Bond yield (zero coupon) over the period of the plan)	3.33%	4.073%

(*)	Calculated on the basis of historical volatility over the corresponding period (three years).

The application of the simulation model resulted in a percentage value of 62.62% for Plan I-13 and 55.39% for Plan l-14. Since this valuation refers to a market condition, it cannot be adjusted after the grant date.

d)	Santander UK Sharesave plans:

The fair value of each option granted by Santander UK was estimated at the grant date using a European/American Partial Differential Equation model with the following assumptions:

	2015	2014	2013

Risk-free interest rate	1.06%-1.37%	1.56%-1.97%	1.2%-1.7%
Dividend increase	6.91%-7.36%	10.16%-10.82%	16%-19%
Volatility of underlying shares based on historical volatility over five years	28.54%-29.11%	24.16%-24.51%	32.15%-32.32%
Expected life of options granted	3 and 5 years	3 and 5 years	3 and 5 years

48.	Other general administrative expenses

a)	Breakdown

The detail of Other general administrative expenses is as follows:

	Millions of euros
	2015	2014	2013

Property, fixtures and supplies	1,943	1,930	1,980
Technology and systems	1,188	979	992
Technical reports	810	606	493
Advertising	705	655	630
Communications	587	489	519
Taxes other than income tax	529	462	445
Surveillance and cash courier services	413	397	425
Per diems and travel expenses	278	287	284
Insurance premiums	74	64	59
Other administrative expenses	1,668	1,788	1,556

	8,195	7,657	7,383

b)	Technical reports and other

Technical reports includes the fees paid by the various Group companies (detailed in the accompanying Appendices) for the services provided by their respective auditors, the detail being as follows:

	Millions of euros
	2015	2014	2013

Audit fees	49.6	44.2	35.9
Audit-related fees	46.9	31.1	20.8
Tax fees	9.1	6.6	4.6
All other fees	12.6	8.0	6.5

Total	118.2	89.9	67.8

The detail of the main items included in Audit fees is as follows:

	Millions of euros
	2015	2014	2013

Audit of the financial statements of the companies audited by Deloitte	32.1	28.3	21.7
Of which:
Santander UK plc	6.6	5.8	5.0
Santander Holdings USA, Inc./Santander Consumer USA Holdings Inc.	6.7	5.7	2.4
Banco Santander (Brasil) S.A.	1.4	1.8	1.7
Audit of the Bank’s separate and consolidated financial statements	2.4	2.1	2.1

Other audit engagements	17.5	15.9	14.2
Of which:
Internal control audit (SOX) and capital audit (Basel)	7.9	6.9	5.9
Audit of the Group’s half-yearly financial statements	6.5	6.0	6.0
Issue of comfort letters	3.1	3.0	2.3

Audit fees	49.6	44.2	35.9

The detail of the main items included in Audit-related fees is as follows:

	Millions of euros
	2015	2014	2013

Other recurring engagements and reports required by the various national supervisory bodies of the countries in which the Group operates	10.9	8.8	7.6
Limited reviews and other reports required by the Group due to its listing in Brazil	3.8	5.3	—
Non-recurring reviews required by regulators	0.4	0.6	1.1
Due diligence audits and other reviews	2.2	1.7	3.1
Issuance of other attest reports	5.2	4.0	3.7
Reviews of procedures, data and controls and other checks	24.4	10.7	5.3

Total audit-related fees	46.9	31.1	20.8

Other information

The services commissioned from the Group’s auditors meet the independence requirements stipulated by the Audit Law, the US Securities and Exchange Commission (SEC) rules and the Public Accounting Oversight Board (PCAOB), and they did not involve the performance of any work that is incompatible with the audit function.

Lastly, the Group commissioned services from audit firms other than Deloitte amounting to EUR 117.4 million in 2015 (2014: EUR 97.3 million; 2013: EUR 48.6 million).

49.	Gains/(losses) on disposal of assets not classified as non-current assets held for sale

The detail of Gains/(losses) on disposal of assets not classified as non-current assets held for sale is as follows:

	Millions of euros
	2015	2014	2013

Gains:
On disposal of tangible and intangible assets (*)	104	216	74
On disposal of investments	104	3,026	2,167
Of which:
Santander Consumer USA (Note 3)	—	1,739	—
Altamira Asset Management (Note 3)	—	550	—
Insurance companies in Ireland (Note 3)	—	413	—
Management companies (Note 3)	—	—	1,372
Insurance companies in Spain (Note 3)	—	—	385
Payment services company (Note 3)	—	—	122

	208	3,242	2,241

Losses:
On disposal of tangible and intangible assets	(83)	(103)	(78)
On disposal of investments	(13)	(3)	(11)

	(96)	(106)	(89)

	112	3,136	2,152

(*)	Includes in 2014 mainly the gains recognized on the sale of corporate buildings in Mexico and Argentina (EUR 85 million) and the gains arising from the sales of branches (EUR 76 million) in various countries in which the Group operates.

50.	Gains/(losses) on non-current assets held for sale not classified as discontinued operations

The detail of Gains/(losses) on non-current assets held for sale not classified as discontinued operations is as follows:

	Millions of euros
Net balance	2015	2014	2013

Tangible assets	(171)	(291)	(422)
Impairment (Note 12)	(222)	(339)	(335)
Gain (loss) on sale (Note 12)	51	48	(87)
Other gains and other losses	(2)	48	—

	(173)	(243)	(422)

51.	Other disclosures

a)	Residual maturity periods and average interest rates

The detail, by maturity, of the balances of certain items in the consolidated balance sheet is as follows:

	December 31, 2015
	Millions of euros								Average interest rate
	On demand	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total

Assets:
Cash and balances with central banks	68,469	4,677	3,714	1,573	35	2,845	16	81,329	2.26%
Available-for-sale financial assets-
Debt instruments	172	4,268	2,389	11,899	18,718	18,537	61,204	117,187	3.87%
Loans and receivables-
Loans and advances to credit institutions	19,697	11,974	4,115	5,294	3,897	1,240	4,039	50,256	1.58%
Loans and advances to customers	20,976	38,004	39,647	73,928	105,614	96,146	396,159	770,474	5.99%
Debt instruments	15	1,383	1,083	1,143	1,764	1,241	4,278	10,907	5.40%
Held-to-maturity investments	—	—	—	—	2,013	140	2,202	4,355	2.39%

	109,329	60,306	50,948	93,837	132,041	120,149	467,898	1,034,508	5.22%

Liabilities:
Financial liabilities at amortized cost:
Deposits from central banks	1,580	3,874	2,348	—	31,070	—	—	38,872	0.17%
Deposits from credit institutions	7,043	30,187	11,801	31,843	15,926	6,294	6,113	109,207	2.64%
Customer deposits	394,956	88,173	33,128	56,418	41,810	8,163	24,930	647,578	2.48%
Marketable debt securities (*)	133	13,134	14,547	32,563	55,689	30,877	54,713	201,656	2.91%
Subordinated liabilities	—	7	354	1,742	2,193	4,126	12,731	21,153	5.85%
Other financial liabilities	4,212	4,955	6,814	648	661	515	3,072	20,877	N/A

	407,924	140,330	68,992	123,214	147,349	49,975	101,559	1,039,343	2.56%

Difference (assets less liabilities)	(298,595)	(80,024)	(18,044)	(29,377)	(15,308)	70,174	366,339	(4,835)

(*)	Includes promissory notes, certificates of deposit and other short-term debt issues.

The Group’s net borrowing position with the ECB was EUR 33.6 thousand million at December 31, 2015, mainly because in 2015 and 2014 the Group borrowed funds under the ECB’s targeted longer-term refinancing operations (TLTRO) program.

	December 31, 2014
	Millions of euros								Average interest rate
	On demand	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total

Assets:
Cash and balances with central banks	46,521	17,667	4,060	518	—	645	17	69,428	3.21%
Available-for-sale financial assets-
Debt instruments	154	3,878	1,098	4,528	19,811	24,363	56,417	110,249	4.62%
Loans and receivables-
Loans and advances to credit institutions	18,270	16,481	3,285	4,951	3,738	317	4,264	51,306	2.11%
Loans and advances to customers	17,095	41,520	31,093	67,627	97,744	80,123	387,617	722,819	6,37%
Debt instruments	14	1,422	1,180	947	858	554	2,535	7,510	3.66%

	82,054	80,968	40,716	78,571	122,151	106,002	450,850	961,312	5.69%

Liabilities:
Financial liabilities at amortized cost:
Deposits from central banks	4,614	2,703	1,179	500	—	8,294	—	17,290	0.24%
Deposits from credit institutions	7,390	24,596	23,238	19,154	18,546	5,995	6,228	105,147	3.16%
Customer deposits	347,108	79,128	28,570	66,632	56,359	8,629	22,530	608,956	2.50%
Marketable debt securities (*)	54	10,802	22,847	35,913	49,978	22,457	51,008	193,059	3.50%
Subordinated liabilities	114	24	15	109	3,699	5,458	7,713	17,132	6.46%
Other financial liabilities	4,131	4,145	8,265	942	465	447	1,073	19,468	N/A

	363,411	121,398	84,114	123,250	129,047	51,280	88,552	961,052	2.81%

Difference (assets less liabilities)	(281,357)	(40,430)	(43,398)	(44,679)	(6,896)	54,722	362,298	260

(*)	Includes promissory notes, certificates of deposit and other short-term debt issues.

	December 31, 2013
	Millions of euros								Average interest rate
	On demand	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total

Assets:
Cash and balances with central banks	70,303	4,565	1,410	706	—	—	119	77,103	2.53%
Available-for-sale financial assets-
Debt instruments	200	3,034	2,194	5,100	13,243	16,965	39,108	79,844	4.60%
Loans and receivables-
Loans and advances to credit institutions	13,794	25,619	3,710	2,120	3,360	2,415	4,999	56,017	2.36%
Loans and advances to customers	13,475	45,117	28,939	70,130	88,822	67,727	336,371	650,581	5.69%
Debt instruments	3	1,024	646	1,470	1,042	283	3,418	7,886	3.01%

	97,775	79,359	36,899	79,526	106,467	87,390	384,015	871,431	5.07%

Liabilities:
Financial liabilities at amortized cost:
Deposits from central banks	485	3,207	156	312	5,628	—	—	9,788	0.27%
Deposits from credit institutions	2,756	27,665	5,578	14,436	13,106	7,837	5,156	76,534	2.18%
Customer deposits	328,508	53,108	26,039	80,639	63,278	9,576	11,705	572,853	2.55%
Marketable debt securities (*)	146	8,551	17,198	27,092	53,966	20,667	43,770	171,390	3.72%
Subordinated liabilities	24	159	2	821	2,468	2,723	9,942	16,139	6.02%
Other financial liabilities	5,524	7,476	1,613	312	486	115	884	16,410	N/A

	337,443	100,166	50,586	123,612	138,932	40,918	71,457	863,114	2.80%

Difference (assets less liabilities)	(239,668)	(20,807)	(13,687)	(44,086)	(32,465)	46,472	312,558	8,317

(*)	Includes promissory notes, certificates of deposit and other short-term debt issues.

The detail of the undiscounted contractual maturities of the existing financial liabilities at amortized cost at December 31, 2015 is as follows:

	December 31, 2015
	Millions of euros
	On demand	Within 1 month	1 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	More than 5 years	Total
Financial liabilities at amortized cost (*):
Deposits from central banks	1,579	3,872	2,347	—	31,053	—	—	38,851
Deposits from credit institutions	7,021	30,094	11,765	31,745	15,877	6,275	6,094	108,871
Customer deposits	393,213	87,784	32,982	56,169	41,626	8,127	24,820	644,721
Marketable debt securities	130	12,801	14,178	31,737	54,277	30,094	53,325	196,542
Subordinated liabilities	—	5	333	1,640	2,065	3,885	11,987	19,915
Other financial liabilities	4,212	4,955	6,814	648	661	515	3,072	20,877

	406,155	139,511	68,419	121,939	145,559	48,896	99,298	1,029,777

(*)	The analysis of the expiry dates of the derivatives is not broken down because this is not essential to the comprehension of the cash flow schedule, since substantially all of them are subject to netting arrangements with other derivatives held with the same counterparty.

In the Group’s experience, no outflows of cash or other financial assets take place prior to the contractual maturity date that might affect the information broken down above.

b)	Equivalent euro value of assets and liabilities

The detail of the main foreign currency balances in the consolidated balance sheet, based on the nature of the related items, is as follows:

	Equivalent value in millions of euros
	2015		2014		2013
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Cash and balances with central banks	72,153	—	64,839	—	71,328	—
Financial assets/liabilities held for trading	94,640	66,576	94,375	66,011	72,888	61,473
Other financial assets at fair value through profit or loss	7,367	21,546	7,107	15,494	9,177	9,953
Available-for-sale financial assets	68,012	—	65,031	—	43,558	—
Loans and receivables	561,805	—	521,497	—	454,791	—
Held-to-maturity investments	2,342	—	—	—	—	—
Investments	1,191	—	1,231	—	3,941	—
Tangible assets	15,005	—	12,479	—	5,611	—
Intangible assets	26,377	—	26,710	—	22,422	—
Financial liabilities at amortized cost	—	668,014	—	618,936	—	526,588
Liabilities under insurance contracts	—	1	—	—	—	—
Other	23,622	22,626	23,915	23,997	20,700	23,817

	872,514	778,763	817,184	724,438	704,416	621,831

c)	Fair value of financial assets and liabilities not measured at fair value

The financial assets owned by the Group are measured at fair value in the accompanying consolidated balance sheet, except for cash and balances with central banks, loans and receivables, held-to-maturity investments, equity instruments whose market value cannot be estimated reliably and derivatives that have these instruments as their underlyings and are settled by delivery thereof.

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

Following is a comparison of the carrying amounts of the Group’s financial instruments measured at other than fair value and their respective fair values at year-end:

i)	Financial assets measured at other than fair value

	Millions of euros
	2015					2014					2013
Assets	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3
Loans and advances to credit institutions	50,256	50,440	—	22,663	27,777	51,306	51,202	—	25,660	25,542	56,017	56,213	—	—	56,213
Loans and advances to customers	770,474	775,713	—	114,463	661,250	722,819	727,383	—	197,187	530,196	650,581	651,338	—	—	651,338
Debt instruments	15,262	15,071	4,310	9,333	1,428	7,510	7,441	—	6,065	1,376	7,886	7,858	—	3,017	4,841

	835,992	841,224	4,310	146,459	690,455	781,635	786,026	—	228,912	557,114	714,484	715,409	—	3,017	712,392

ii)	Financial liabilities measured at other than fair value

	Millions of euros
	2015					2014					2013
Liabilities	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3	Carrying amount	Fair value	Level 1	Level 2	Level 3
Deposits from central banks	38,872	38,894	—	—	38,894	17,290	17,290	—	—	17,290	9,788	9,788	—	—	9,788
Deposits from credit institutions	109,207	109,478	—	109,478	—	105,557	105,557	—	105,557	—	76,534	76,636	—	76,636	—
Customer deposits	647,578	646,916	—	—	646,916	608,956	608,339	—	—	608,339	572,853	570,312	—	—	570,312
Marketable debt securities	201,656	204,290	52,148	152,142	—	193,059	197,093	53,925	143,168	—	171,390	170,787	41,355	129,432	—
Subordinated liabilities	21,153	21,085	10,391	10,694	—	17,132	17,428	7,971	9,457	—	16,139	16,342	—	16,342	—
Other financial liabilities	20,877	21,178	—	—	21.178	19,468	19,428	—	—	19,428	16,410	16,407	—	—	16,407

	1,041,841	1,042,898	62,539	272,314	706,998	961,052	965,135	61,896	258,182	645,057	863,114	860,272	41,355	222,410	596,507

The main valuation methods and inputs used in the estimates at December 31, 2015 of the fair values of the financial assets and liabilities in the foregoing table were as follows:

•	Loans and receivables: the fair value was estimated using the present value method. The estimates were made considering factors such as the expected maturity of the portfolio, market interest rates, spreads on newly approved transactions or market spreads -when available-.

•	Held-to-maturity investments: the fair value was calculated based on market prices for these instruments.

•	Financial liabilities at amortized cost:

i)	The fair value of Deposits from central banks was taken to be their carrying amount since they are mainly short-term balances.

ii)	Deposits from credit institutions: the fair value was obtained by the present value method using market interest rates and spreads.

iii)	Customer deposits: the fair value was estimated using the present value method. The estimates were made considering factors such as the expected maturity of the transactions and the Group’s current cost of funding in similar transactions.

iv)	Marketable debt securities and Subordinated liabilities: the fair value was calculated based on market prices for these instruments -when available- or by the present value method using market interest rates and spreads.

In addition, the fair value of Cash and balances with central banks was taken to be their carrying amount since they are mainly short-term balances.

Lastly, at December 31, 2015, 2014 and 2013, equity instruments amounting to EUR 1,790 million, EUR 1,646 million and EUR 1,041 million, respectively, and recognized as available-for-sale financial assets were measured at cost in the consolidated balance sheet because it was not possible to estimate their fair value reliably, since they related to investments in entities not listed on organized markets and, consequently, the non-observable inputs were significant.

d)	Exposure of the Group to Europe’s peripheral countries

The detail at December 31, 2015, 2014 and 2013, by type of financial instrument, of the Group’s sovereign risk exposure to Europe’s peripheral countries and of the short positions held with them, taking into consideration the criteria established by the European Banking Authority (EBA) –explained in Note 54– is as follows:

Sovereign risk by country of issuer/borrower at December 31, 2015 (*)
	Millions of euros
	Debt instruments					Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Financial assets held for trading and Other financial assets at fair value through profit or loss	Short positions	Available- for-sale financial assets	Loans and receivables	Held-to- maturity investments			Other than CDSs	CDSs
Spain	7,647	(2,446)	26,443	1,032	2,025	13,993	48,694	(217)	—
Portugal	278	(174)	7,916	916	—	1,071	10,007	—	1
Italy	3,980	(1,263)	—	—	—	—	2,717	(4)	4
Greece	—	—	—	—	—	—	—	—	—
Ireland	—	—	—	—	—	—	—	6	—

(*)	Information prepared under EBA standards. Also, there are government debt securities on insurance companies’ balance sheets amounting to EUR 11,273 million (of which EUR 9,892 million, EUR 605 million and EUR 776 million relate to Spain, Portugal and Italy, respectively) and off-balance-sheet exposure other than derivatives –contingent liabilities and commitments– amounting to EUR 3,134 million (EUR 3,045 million and EUR 89 million to Spain and Portugal, respectively).
(**)	Presented without taking into account the valuation adjustments recognized (EUR 31 million).
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Sovereign risk by country of issuer/borrower at December 31, 2014 (*)
	Millions of euros
	Debt instruments				Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Financial assets held for trading and Other financial assets at fair value through profit or loss	Short positions	Available- for-sale financial assets	Loans and receivables			Other than CDSs	CDSs
Spain	4,374	(2,558)	23,893	1,595	17,465	44,769	(60)	—
Portugal	163	(60)	7,811	—	590	8,504	—	—
Italy	3,448	(1,723)	—	—	—	1,725	—	—
Greece	—	—	—	—	—	—	—	—
Ireland	—	—	—	—	—	—	61	—

(*)	Information prepared under EBA standards. Also, there are government debt securities on insurance companies’ balance sheets amounting to EUR 8,420 million (of which EUR 7,414 million, EUR 691 million and EUR 315 million relate to Spain, Portugal and Italy, respectively) and off-balance-sheet exposure other than derivatives –contingent liabilities and commitments– amounting to EUR 3,081 million (EUR 2,929 million, EUR 97 million and EUR 55 million to Spain, Portugal and Italy, respectively).
(**)	Presented without taking into account the valuation adjustments recognized (EUR 45 million).
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Sovereign risk by country of issuer/borrower at December 31, 2013 (*)
	Millions of euros
	Debt instruments				Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Financial assets held for trading and Other financial assets at fair value through profit or loss	Short positions	Available- for-sale financial assets	Loans and receivables			Other than CDSs	CDSs
Spain	4,783	(2,079)	21,144	1,145	13,374	38,367	(153)	—
Portugal	148	—	2,076	—	583	2,807	—	—
Italy	2,571	(1,262)	77	—	—	1,386	—	2
Greece	—	—	—	—	—	—	—	—
Ireland	—	—	—	—	—	—	199	—

(*)	Information prepared under EBA standards. Also, there are government debt securities on insurance companies’ balance sheets amounting to EUR 5,645 million (of which EUR 4,783 million, EUR 654 million and EUR 208 million relate to Spain, Portugal and Italy, respectively) and off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to EUR 1,884 million (EUR 1,627 million, EUR 118 million, EUR 137 million and EUR 2 million to Spain, Portugal, Italy and Ireland, respectively).
(**)	Presented without taking into account the valuation adjustments recognized (EUR 20 million).
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

The detail of the Group’s other exposure to other counterparties (private sector, central banks and other public entities that are not considered to be sovereign risks) in the aforementioned countries at December 31, 2015, 2014 and 2013 is as follows:

Exposure to other counterparties by country of issuer/borrower at December 31, 2015 (*)
	Millions of euros
	Debt instruments					Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables			Other than CDSs	CDSs
Spain	2,349	15,739	1,545	4,166	1,143	153,863	178,805	3,367	(42)
Portugal	2,938	—	159	992	2,999	29,928	37,016	1,729	—
Italy	5	—	167	813	—	6,713	7,698	35	5
Greece	—	—	—	—	—	44	44	32	—
Ireland	—	—	63	239	40	734	1,076	300	—

(*)	Also, the Group has off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to EUR 64,159 million, EUR 6,374 million, EUR 3,746 million, EUR 17 million and EUR 387 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.
(**)	Presented excluding valuation adjustments and impairment losses recognized (EUR 11,641 million).
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Exposure to other counterparties by country of issuer/borrower at December 31, 2014 (*)
	Millions of euros
	Debt instruments					Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables			Other than CDSs	CDSs
Spain	1,513	17,701	3,467	5,803	1,176	154,906	184,567	3,521	(15)
Portugal	675	—	229	1,126	2,221	24,258	28,509	1,889	—
Italy	5	—	1,037	1,040	—	6,342	8,424	20	6
Greece	—	—	—	—	—	50	50	37	—
Ireland	—	—	161	133	111	538	943	299	—

(*)	Also, the Group has off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to EUR 60,318 million, EUR 6,051 million, EUR 3,049 million, EUR 17 million and EUR 237 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.
(**)	Presented excluding valuation adjustments and impairment losses recognized (EUR 12,238 million).
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Exposure to other counterparties by country of issuer/borrower at December 31, 2013 (*)
	Millions of euros
	Debt instruments					Loans and advances to customers (**)	Total net direct exposure	Derivatives (***)
	Balances with central banks	Reverse repurchase agreements	Financial assets held for trading and Other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables			Other than CDSs	CDSs
Spain	816	7,451	3,148	7,826	1,804	160,478	181,523	1,981	(44)
Portugal	1,716	—	209	1,168	1,845	25,578	30,516	1,454	(1)
Italy	11	—	368	273	93	6,490	7,235	(115)	(2)
Greece	—	—	—	—	—	80	80	—	—
Ireland	—	—	229	360	259	507	1,355	1,031	—

(*)	Also, the Group has off-balance-sheet exposure other than derivatives -contingent liabilities and commitments- amounting to EUR 48,659 million, EUR 5,982 million, EUR 2,717 million, EUR 4 million and EUR 93 million to counterparties in Spain, Portugal, Italy, Greece and Ireland, respectively.
(**)	Presented excluding valuation adjustments and impairment losses recognized (EUR 13,209 million).
(***)	“Other than CDSs” refers to the exposure to derivatives based on the location of the counterparty, irrespective of the location of the underlying. “CDSs” refers to the exposure to CDSs based on the location of the underlying.

Following is certain information on the notional amount of the CDSs at December 31, 2015, 2014 and 2013 detailed in the foregoing tables:

12/31/15
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign Other	—	—	—	—	—	—
		724	991	(267)	(3)	(39)	(42)
Portugal	Sovereign Other	28	187	(159)	—	1	1
		71	77	(6)	—	—	—
Italy	Sovereign Other	183	448	(265)	(1)	5	4
		553	618	(65)	4	2	6
Greece	Sovereign Other	—	—	—	—	—	—
		—	—	—	—	—	—
Ireland	Sovereign Other	—	—	—	—	—	—
		—	—	—	—	—	—

12/31/14
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign Other	—	—	—	—	—	—
		1,260	1,576	(316)	(11)	(4)	(15)
Portugal	Sovereign Other	210	239	(29)	1	(1)	—
		149	162	(13)	—	—	—
Italy	Sovereign Other	401	318	83	(1)	1	—
		668	735	(67)	2	4	6
Greece	Sovereign Other	—	—	—	—	—	—
		—	—	—	—	—	—
Ireland	Sovereign Other	4	4	—	—	—	—
		—	—	—	—	—	—

12/31/13
Millions of euros
		Notional amount			Fair value
		Bought	Sold	Net	Bought	Sold	Net
Spain	Sovereign	—	—	—	—	—	—
	Other	1,735	2,277	(542)	(18)	(26)	(44)
Portugal	Sovereign	192	174	18	5	(5)	—
	Other	223	278	(55)	1	(2)	(1)
Italy	Sovereign	603	570	33	(1)	3	2
	Other	834	913	(79)	(2)	—	(2)
Greece	Sovereign	—	—	—	—	—	—
	Other	5	5	—	—	—	—
Ireland	Sovereign	4	4	—	—	—	—
	Other	6	6	—	—	—	—

52.	Geographical and business segment reporting

Business segment reporting is a basic tool used for monitoring and managing the Group’s various activities.

In 2015 the Group made the following changes to its criteria for the management and presentation of its financial information by segment:

•	Changes in the measurement of segment profit or loss: they affect mainly the interest income/(charges), net gains/losses on financial assets and liabilities and operating expenses items, through a decrease in the corporate center and the allocation thereof to the business units.

Previous criteria	New criteria

The Spain business unit was treated as a retail network. Therefore, individualized internal transfer rates (ITR)* by operation were applied to calculate the financial margin and, accordingly, the balance sheet was matched in terms of interest rate risk. The counterparty of these results was the corporate center.

The Spain business unit is treated like the other countries and units of the Group. All results from financial management of the balance sheet are therefore recorded in Spain, including the aforementioned results from interest rate risk management.

The cost of issuances eligible as Additional Tier 1 (AT1) capital made by Brazil and Mexico to replace Core Equity Tier 1 (CET1) capital was recorded in the corporate center, as the issuances were made for capital optimization in these units.

Each country recognizes the cost related to its AT1 issuances.

The corporate center costs were charged to the countries/units based on the previous structure, which had not changed in recent years.	The scope of costs allocated to the units from the corporate center is expanded in accordance with the new structure.

*	ITR is a mechanism designed to help manage interest rate and liquidity risks, by isolating them from the business areas and centralizing them into the Financial Management Area in the Corporate Center. The main function of a transfer rate system is to set the price of the fund exchanges between business areas and the Corporate Center. This price represents the true opportunity cost of the funds (raised or invested) and has to take into account the costs of all associated interest rate and liquidity risks. Whether it is a fund investment or a fund raising transaction, the different business areas obtain a spread over or under the current transfer rate, and that spread is used to analyze the results of these business areas.

•	The “Real estate operations in Spain” unit was created, which includes the former “Real estate operations discontinued in Spain” unit, together with other real estate assets, such as assets pertaining to the investment in Metrovacesa and to the former real estate fund (Santander Banif Inmobiliario), which were previously included in the corporate center.

•	The United States geographical segment was changed to include Santander Bank, Santander Holdings USA, SCUSA and Puerto Rico (already included in previous scope) plus Banco Santander International Miami and the New York branch.

•	The private banking, asset management and insurance business, which was previously classified as an independent global business, became part of the commercial banking business.

Other changes: Annual change in the scope of the customer global relationship model between commercial banking and global banking and markets. This change does not have any effect on the geographical segments.

Consequently, the segment information for 2014 and 2013 shown below has been recalculated using these criteria in order to make it comparable.

a)	Geographical segments

This primary level of segmentation, which is based on the Group’s management structure, comprises five segments: four operating areas plus the corporate center. The operating areas, which include all the business activities carried on therein by the Group, are: Continental Europe, the United Kingdom, Latin America and the United States, based on the location of the Group’s assets.

The Continental Europe area encompasses all the business activities carried on in the region. The United Kingdom area includes the business activities carried on by the various Group units and branches with a presence in the UK. The Latin America area includes all the financial activities carried on by the Group through its banks and subsidiaries in the region. The United States area includes the holding company (SHUSA) and the businesses of Santander Bank, Santander Consumer USA, Banco Santander Puerto Rico, Banco Santander International’s specialized unit and the New York branch.

The corporate center segment includes the centralized management business relating to financial investments, financial management of the structural currency position, within the remit of the Group’s corporate asset and liability management committee, and management of liquidity and equity through issues.

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

Consequently, the sum of the various segment income statements is equal to the consolidated income statement. With regard to the balance sheet, due to the required segregation of the various business units (included in a single consolidated balance sheet), the amounts lent and borrowed between the units are shown as increases in the assets and liabilities of each business. These amounts relating to intra-Group liquidity are eliminated and are shown in the Intra-Group eliminations column in the table below in order to reconcile the amounts contributed by each business unit to the consolidated Group’s balance sheet.

There are no customers located in areas other than those in which the Group’s assets are located that generate income exceeding 10% of total income.

The condensed balance sheets and income statements of the various geographical segments are as follows:

	Millions of euros
	2015
(Condensed) balance sheet	Continental Europe	United Kingdom	Latin America	United States	Corporate center	Intra-Group eliminations	Total

Total Assets	538,645	383,155	267,885	130,584	148,134	(128,143)	1,340,260

Loans and advances to customers	287,252	282,673	133,139	84,190	3,594	—	790,848
Financial assets held for trading (excluding loans and advances)	60,151	40,138	33,669	2,299	2,656	—	138,913
Available-for-sale financial assets	60,913	12,279	25,926	19,145	3,773		122,036
Credit institutions	81,867	15,459	21,923	3,902	6,781	(50,980)	78,952
Non-current assets (*)	11,798	3,025	3,522	9,156	289		27,790
Other asset accounts	36,664	29,581	49,706	11,892	131,041	(77,163)	181,721

Total Liabilities and Equity	538,645	383,155	267,885	130,584	148,134	(128,143)	1,340,260

Customer deposits	263,462	231,947	122,413	60,115	5,185	—	683,122
Marketable debt securities	50,934	70,133	33,172	23,000	27,790	—	205,029
Subordinated liabilities	169	4,127	6,356	905	9,596	—	21,153
Liabilities under insurance contracts	626	—	1	—	—	—	627
Deposits from central banks and credit institutions	132,688	23,610	42,393	26,170	1,490	(50,980)	175,371
Other accounts (**)	58,253	36,162	43,872	9,073	18,012		165,372
Share capital, reserves, profit for the year and valuation adjustments	32,513	17,176	19,678	11,321	86,061	(77,163)	89,586

Other Customer funds under management	64,433	9,703	59,065	7,540	—	—	140,741

Investment funds	44,393	9,564	54,426	645	—	—	109,028
Pension funds	11,376	—	—	—	—	—	11,376
Assets under management	8,664	139	4,639	6,895	—	—	20,337

Customer funds under management (***)	378,998	315,910	221,006	91,560	42,571	—	1,050,045

(*)	Including Tangible assets and Other intangible assets.
(**)	Including, in addition to liability items not broken down, the balances of Non-controlling interests.
(***)	Including Customer deposits, Marketable debt securities, Subordinated liabilities and Other customer funds under management.

The corporate center segment acts as the Group’s holding company. Therefore, it manages all equity (share capital and reserves of all the units) and determines the allocation thereof to each unit. The Group’s share capital and reserves are initially assigned to this segment, and is then allocated in accordance with corporate policies to the business units. This allocation is shown as an asset of the corporate center segment (included in Other asset accounts) and as a liability of each business unit (included in Share capital, reserves, profit for the year and valuation adjustments). Therefore, the allocation is reflected in the balance sheet net of adjustments for intra-Group eliminations in order not to duplicate the balances and obtain the total consolidated balance sheet for the Group.

	Millions of euros
	2014
(Condensed) balance sheet	Continental Europe	United Kingdom	Latin America	United States	Corporate center	Intra-Group eliminations	Total

Total assets	496,598	354,235	268,488	108,034	141,375	(102,434)	1,266,296

Loans and advances to customers	268,735	251,191	139,955	70,420	4,410	—	734,711
Financial assets held for trading (excluding loans and advances)	65,863	39,360	31,766	5,043	2,120	—	144,152
Available-for-sale financial assets	56,845	11,196	31,174	12,737	3,298	—	115,250
Loans and advances to credit institutions	66,602	14,093	22,104	3,460	2,858	(27,404)	81,713
Non-current assets (*)	11,796	2,700	3,912	6,905	796	—	26,109
Other asset accounts	26,757	35,695	39,577	9,469	127,893	(75,030)	164,361

Total liabilities and equity	496,598	354,235	268,488	108,034	141,375	(102,434)	1,266,296

Customer deposits	256,909	202,328	131,826	51,304	5,260	—	647,627
Marketable debt securities	54,431	69,581	31,920	16,000	24,957	—	196,889
Subordinated liabilities	409	5,376	6,443	796	4,108	—	17,132
Liabilities under insurance contracts	713	—	—	—	—	—	713
Deposits from central banks and credit institutions	90,305	26,720	35,978	17,760	12,010	(27,404)	155,369
Other accounts (**)	64,305	34,888	39,945	10,542	17,610	—	167,290
Share capital, reserves, profit for the year and valuation adjustments	29,526	15,342	22,376	11,632	77,430	(75,030)	81,276

Other customer funds under management	60,679	9,667	62,488	8,535	—	—	141,369

Investment funds	40,829	9,524	57,548	1,618	—	—	109,519
Pension funds	11,481	—	—	—	—	—	11,481
Assets under management	8,369	143	4,940	6,917	—	—	20,369

Customer funds under management (***)	372,428	286,952	232,677	76,635	34,325	—	1,003,017

(*)	Including Tangible assets and Other intangible assets.
(**)	Including, in addition to liability items not broken down, the balances of Non-controlling interests.
(***)	Including Customer deposits, Marketable debt securities, Subordinated liabilities and Other customer funds under management.

	Millions of euros
	2013
(Condensed) balance sheet	Continental Europe	United Kingdom	Latin America	United States	Corporate center	Intra-Group eliminations	Total

Total assets	430,021	323,743	233,918	68,933	158,230	(99,082)	1,115,763

Loans and advances to customers	267,532	231,046	125,349	43,698	1,231	—	668,856
Financial assets held for trading (excluding loans and advances)	50,320	28,831	20,584	2,638	2,334	—	104,707
Available-for-sale financial assets	37,319	6,003	20,792	9,008	10,677	—	83,799
Loans and advances to credit institutions	37,660	17,136	26,157	2,362	24,564	(32,915)	74,964
Non-current assets (*)	8,635	2,498	3,858	650	973	—	16,614
Other asset accounts	28,555	38,229	37,178	10,577	118,451	(66,167)	166,823

Total liabilities and equity	430,021	323,743	233,918	68,933	158,230	(99,082)	1,115,763

Customer deposits	257,050	187,467	116,652	43,817	2,851	—	607,837
Marketable debt securities	53,409	64,092	28,987	1,146	27,843	—	175,477
Subordinated liabilities	406	5,805	4,812	1,245	3,871	—	16,139
Liabilities under insurance contracts	1,430	—	—	—	—	—	1,430
Deposits from central banks and credit institutions	41,636	26,902	25,039	9,051	39,684	(32,915)	109,397
Other accounts (**)	47,737	27,774	37,995	4,404	16,839	—	134,749
Share capital, reserves, profit for the year and valuation adjustments	28,353	11,703	20,433	9,270	67,142	(66,167)	70,734

Other customer funds under management	51,768	9,645	52,610	11,147	—	—	125,170

Investment funds	33,485	9,645	48,243	1,931	—	—	93,304
Pension funds	10,879	—	—	—	—	—	10,879
Assets under management	7,404	—	4,367	9,216	—	—	20,987

Customer funds under management (***)	362,633	267,009	203,061	57,355	34,565	—	924,623

(*)	Including Tangible assets and Other intangible assets.
(**)	Including, in addition to liability items not broken down, the balances of Non-controlling interests.
(***)	Including Customer deposits, Marketable debt securities, Subordinated liabilities and Other customer funds under management.

	Millions of euros
	2015
(Condensed) income statement	Continental Europe	United Kingdom	Latin America	United States	Corporate center	Total

INTEREST INCOME/(CHARGES)	8,006	4,942	13,752	6,116	(4)	32,812
Income from equity instruments	277	1	57	48	72	455
Income from companies accounted for using the equity method	120	10	285	3	(43)	375
Net fee and commission income (expense)	3,417	1,091	4,452	1,086	(13)	10,033
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	1,186	302	517	231	150	2,386
Other operating income (expenses)	(178)	37	(308)	316	(33)	(166)
TOTAL INCOME	12,828	6,383	18,755	7,800	129	45,895
Administrative expenses	(6,274)	(3,009)	(7,230)	(2,761)	(28)	(19,302)
Depreciation and amortization	(461)	(348)	(676)	(264)	(669)	(2,418)
Provisions (net)	(352)	(351)	(831)	(164)	(1,408)	(3,106)
Impairment losses on financial assets	(2,083)	(107)	(5,108)	(3,103)	(251)	(10,652)
Impairment losses on other assets	(172)	(9)	20	—	(931)	(1,092)
Other income and charges	(120)	5	78	16	243	222
OPERATING PROFIT /(LOSS) BEFORE TAX	3,366	2,564	5,008	1,524	(2,915)	9,547
Income tax	(887)	(556)	(1,219)	(517)	966	(2,213)
PROFIT FROM CONTINUING OPERATIONS	2,479	2,008	3,789	1,007	(1,949)	7,334
Profit (Loss) from discontinued operations	—	—	—	—	—	—
CONSOLIDATED PROFIT FOR THE YEAR	2,479	2,008	3,789	1,007	(1,949)	7,334
Attributable to non-controlling interests	261	37	596	329	145	1,368
PROFIT ATTRIBUTABLE TO THE PARENT	2,218	1,971	3,193	678	(2,094)	5,966

	Millions of euros
	2014						2013
(Condensed) income statement	Continental Europe	United Kingdom	Latin America	United States	Corporate center	Total	Continental Europe	United Kingdom	Latin America	United States	Corporate center	Total

INTEREST INCOME/(CHARGES)	7,517	4,234	13,620	4,789	(613)	29,547	7,189	3,451	14,808	1,807	(1,320)	25,935
Income from equity instruments	286	1	88	29	31	435	265	1	54	24	34	378
Income from companies accounted for using the equity method	(25)	9	283	4	(28)	243	14	4	264	331	(113)	500
Net fee and commission income (expense)	3,500	1,028	4,372	830	(34)	9,696	3,467	992	4,477	578	247	9,761
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	1,221	241	484	205	699	2,850	1,905	402	982	106	(1)	3,394
Other operating income (expenses)	5	28	(290)	122	(24)	(159)	(48)	31	(267)	(63)	45	(302)
TOTAL INCOME	12,504	5,541	18,557	5,979	31	42,612	12,792	4,881	20,318	2,783	(1,108)	39,666
Administrative expenses	(5,972)	(2,702)	(7,130)	(2,039)	(56)	(17,899)	(5,991)	(2,318)	(7,497)	(1,481)	(165)	(17,452)
Depreciation and amortization	(472)	(353)	(720)	(200)	(542)	(2,287)	(522)	(316)	(827)	(149)	(577)	(2,391)
Provisions (net)	(205)	(184)	(946)	(21)	(1,653)	(3,009)	(163)	(231)	(770)	(59)	(1,222)	(2,445)
Impairment losses on financial assets	(2,975)	(332)	(5,145)	(2,233)	(25)	(10,710)	(3,833)	(580)	(6,487)	(43)	(284)	(11,227)
Impairment losses on other assets	(156)	—	16	(12)	(786)	(938)	(149)	(4)	(24)	(17)	(309)	(503)
Other income and charges	(238)	3	113	46	2,986	2,910	(372)	—	312	(2)	1,792	1,730
OPERATING PROFIT /(LOSS) BEFORE TAX	2,486	1,973	4,745	1,520	(45)	10,679	1,762	1,432	5,025	1,032	(1,873)	7,378
Income tax	(639)	(416)	(1,053)	(439)	(1,171)	(3,718)	(385)	(293)	(1,113)	(164)	(79)	(2,034)
PROFIT FROM CONTINUING OPERATIONS	1,847	1,557	3,692	1,081	(1,216)	6,961	1,377	1,139	3,912	868	(1,952)	5,344
Profit (Loss) from discontinued operations	(26)	—	—	—	—	(26)	(6)	(9)	—	—	—	(15)
CONSOLIDATED PROFIT FOR THE YEAR	1,821	1,557	3,692	1,081	(1,216)	6,935	1,371	1,130	3,912	868	(1,952)	5,329
Attributable to non-controlling interests	174	1	790	219	(65)	1,119	135	1	861	(1)	158	1,154
PROFIT ATTRIBUTABLE TO THE PARENT	1,647	1,556	2,902	862	(1,151)	5,816	1,236	1,129	3,051	869	(2,110)	4,175

Following is the detail of revenue by the geographical segments used by the Group. For the purposes of the table below, revenue is deemed to be that recognized under Interest and similar income, Income from equity instruments, Fee and commission income, Gains/Losses on financial assets and liabilities (net) and Other operating income in the consolidated income statements for 2015, 2014 and 2013.

	Revenue (Millions of euros)
	Revenue from external customers			Inter-segment revenue			Total revenue
	2015	2014	2013	2015	2014	2013	2015	2014	2013

Continental Europe	22,877	21,218	23,106	422	56	1,141	23,299	21,274	24,247
United Kingdom	11,150	9,091	9,612	416	1,204	1,180	11,566	10,295	10,792
Latin America	32,936	35,038	31,930	(776)	(441)	341	32,160	34,597	32,271
United States	9,364	7,791	6,147	157	30	126	9,521	7,821	6,273
Corporate center	(3,335)	3,656	2,641	6,643	7,323	9,416	3,308	10,979	12,057
Inter-segment revenue adjustments and eliminations	—	—	—	(6,862)	(8,172)	(12,204)	(6,862)	(8,172)	(12,204)

	72,992	76,794	73,436	—	—	—	72,992	76,794	73,436

b)	Business segments

At this secondary level of segment reporting, the Group is structured into commercial banking, Santander Global Corporate Banking and the segment relating to real estate operations in Spain; the sum of these segments is equal to that of the primary geographical operating segments. Total figures for the Group are obtained by adding to the business segments the data for the corporate center.

The commercial banking segment encompasses the entire customer banking business (including the consumer finance business), except for the corporate banking business, which is managed through Santander Global Corporate Banking. Also, this segment includes the gains or losses on the hedging positions taken in each country, within the remit of each of their asset-liability management committees. The Santander Global Corporate Banking segment reflects the returns on the global corporate banking business and the markets and investment banking business worldwide, including all the globally managed treasury departments (excluding the portion allocated to commercial banking customers) and the equities business. The real estate operations in Spain include loans to customers engaging mainly in property development, for which a specialized management model is in place, Metrovacesa’s real estate assets and the assets of the former real estate fund (Santander Banif Inmobiliario), together with the Group’s ownership interest in SAREB and foreclosed assets.

The condensed income statements are as follows:

(Condensed) income statement	Millions of euros
	2015
	Commercial banking	Santander Global Corporate Banking	Real estate operations in Spain	Corporate center	Total

INTEREST INCOME/(CHARGES)	30,027	2,830	(41)	(4)	32,812
Income from equity instruments	124	259	—	72	455
Income from companies accounted for using the equity method	434	(6)	(10)	(43)	375
Net fee and commission income (expense)	8,621	1,425	—	(13)	10,033
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	1,346	739	151	150	2,386
Other operating income (expenses)	(194)	24	37	(33)	(166)
TOTAL INCOME	40,358	5,271	137	129	45,895
Administrative expenses	(17,153)	(1,897)	(224)	(28)	(19,302)
Depreciation and amortization	(1,577)	(161)	(11)	(669)	(2,418)
Provisions (net)	(1,656)	(51)	9	(1,408)	(3,106)
Impairment losses on financial assets	(9,462)	(688)	(251)	(251)	(10,652)
Net impairment losses on other assets	2	(37)	(126)	(931)	(1,092)
Other non-financial gains/(losses)	117	4	(142)	243	222
OPERATING PROFIT /(LOSS) BEFORE TAX	10,629	2,441	(608)	(2,915)	9,547
Income tax	(2,663)	(695)	179	966	(2,213)
PROFIT FROM CONTINUING OPERATIONS	7,966	1,746	(429)	(1,949)	7,334
Profit (Loss) from discontinued operations	—	—	—	—	—
CONSOLIDATED PROFIT FOR THE YEAR	7,966	1,746	(429)	(1,949)	7,334
Attributable to non-controlling interests	1,112	121	(9)	145	1,368
PROFIT ATTRIBUTABLE TO THE PARENT	6,854	1,626	(420)	(2,094)	5,966

(Condensed) income statement	Millions of euros
	2014					2013
	Commercial banking	Santander Global Corporate Banking	Real estate operations in Spain	Corporate center	Total	Commercial banking	Santander Global Corporate Banking	Real estate operations in Spain	Corporate center	Total

INTEREST INCOME/(CHARGES)	27,699	2,481	(20)	(613)	29,547	24,856	2,361	38	(1,320)	25,935

Income from equity instruments	132	272	—	31	435	79	265	—	34	378
Income from companies accounted for using the equity method	341	(2)	(68)	(28)	243	656	(1)	(42)	(113)	500
Net fee and commission income (expense)	8,338	1,392	—	(34)	9,696	8,206	1,293	15	247	9,761

Gains/losses on financial assets and liabilities (net) and exchange differences (net)	1,394	749	8	699	2,850	2,239	1,155	1	(1)	3,394

Other operating income (expenses)	(215)	31	49	(24)	(159)	(378)	15	16	45	(302)
TOTAL INCOME	37,689	4,923	(31)	31	42,612	35,658	5,088	28	(1,108)	39,666
Administrative expenses	(15,946)	(1,682)	(215)	(56)	(17,899)	(15,478)	(1,634)	(175)	(165)	(17,452)

Depreciation and amortization	(1,573)	(158)	(14)	(542)	(2,287)	(1,652)	(148)	(14)	(577)	(2,391)
Provisions (net)	(1,309)	(38)	(9)	(1,653)	(3,009)	(1,179)	(44)	—	(1,222)	(2,445)
Impairment losses on financial assets	(9,812)	(552)	(321)	(25)	(10,710)	(9,578)	(953)	(412)	(284)	(11,227)
Net impairment losses on other assets	(26)	(43)	(83)	(786)	(938)	(74)	(37)	(83)	(309)	(503)
Other non-financial gains/(losses)	158	(13)	(221)	2,986	2,910	255	11	(328)	1,792	1,730
OPERATING PROFIT /(LOSS) BEFORE TAX	9,181	2,437	(894)	(45)	10,679	7,952	2,283	(984)	(1,873)	7,378
Income tax	(2,128)	(667)	248	(1,171)	(3,718)	(1,617)	(633)	295	(79)	(2,034)
PROFIT FROM CONTINUING OPERATIONS	7,053	1,770	(646)	(1,216)	6,961	6,335	1,650	(689)	(1,952)	5,344
Profit (Loss) from discontinued operations	(26)	—	—	—	(26)	(15)	—	—	—	(15)

CONSOLIDATED PROFIT FOR THE YEAR	7,027	1,770	(646)	(1,216)	6,935	6,320	1,650	(689)	(1,952)	5,329
Attributable to non-controlling interests	1,033	145	6	(65)	1,119	799	197	—	158	1,154
PROFIT ATTRIBUTABLE TO THE PARENT	5,994	1,625	(652)	(1,151)	5,816	5,521	1,453	(689)	(2,110)	4,175

53.	Related parties

The parties related to the Group are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel (the members of its board of directors and the executive vice presidents, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the ordinary business transactions performed by the Group with its related parties, distinguishing between associates and jointly controlled entities, members of the Bank’s board of directors, the Bank’s executive vice presidents, and other related parties. Related-party transactions were made on terms equivalent to those that prevail in arm’s-length transactions or, when this was not the case, the related compensation in kind was recognize.

	Millions of euros
	2015				2014				2013
	Associates and jointly controlled entities	Members of the board of directors	Executive vice presidents	Other related parties	Associates and jointly controlled entities	Members of the board of directors	Executive vice presidents	Other related parties	Associates and jointly controlled entities	Members of the board of directors	Executive vice presidents	Other related parties
Assets:	6,542	—	28	573	6,885	5	25	1,276	9,425	6	36	1,599
Loans and advances to credit institutions	8	—	—	—	5	—	—	—	7,392	—	—	—
Loans and advances to customers	5,997	—	28	293	6,202	5	25	284	1,331	6	36	424

Debt instruments	537	—	—	280	678	—	—	992	702	—	—	1,175

Liabilities:	(1,122)	(25)	(16)	(103)	(1,034)	(9)	(20)	(315)	(946)	(9)	(10)	(197)
Deposits from credit Institutions	(501)	—	—	—	(337)	—	—	—	(440)	—	—	—
Customer deposits	(620)	(25)	(16)	(103)	(696)	(9)	(20)	(315)	(498)	(9)	(10)	(197)
Marketable debt securities	(1)	—	—	—	(1)	—	—	—	(8)	—	—	—

Income statement:	802	—	—	24	656	—	—	11	143	—	—	29

Interest and similar income	98	—	—	17	89	—	—	6	109	—	—	6
Interest expense and similar charges	(15)	—	—	—	(18)	—	—	(2)	(12)	—	—	(7)
Gains/losses on financial assets and liabilities	73	—	—	—	35	—	—	2	12	—	—	25
Fee and commission income	664	—	—	8	572	—	—	5	56	—	—	5

Fee and commission expense	(18)	—	—	(1)	(22)	—	—	—	(22)	—	—	—

Other:	4,123	2	4	2,682	4,270	2	3	3,720	14,029	—	4	4,137
Contingent liabilities	46	—	—	191	43	—	—	265	74	—	—	145
Contingent commitments	95	2	4	132	59	2	3	77	1,063	—	4	95
Derivative financial instruments	3,982	—	—	2,359	4,168	—	—	3,378	12,892	—	—	3,897

In addition to the detail provided above, there were insurance contracts linked to pensions amounting to EUR 299 million at December 31, 2015 (December 31, 2014: EUR 345 million; December 31, 2013: EUR 342 million).

54.	Risk management

a) Cornerstones of the risk function

The Group has calculated that the risk function should be based on the following cornerstones, which are in line with the Group’s strategy and business model and take into account the recommendations of the supervisory and regulatory bodies and the best market practices:

•	The business strategy is defined by the risk appetite. The Group’s board calculates the amount and type of risk that it considers reasonable to assume in implementing its business strategy and its deployment in objective verifiable limits that are consistent with the risk appetite for each significant activity.

•	All risks must be managed by the units that generate them using advanced models and tools and integrated in the various businesses. The Group is fostering advanced risk management, using innovative models and metrics together with a control, reporting and escalation framework to ensure that risks are identified and managed from different perspectives.

•	A forward-looking vision of all types of risks should be included in the risk identification, assessment and management processes.

•	The independence of the risk function encompasses all risks and appropriately separates the risk generating units from those responsible for risk control.

•	The best processes and infrastructure must be used for risk management.

•	A risk culture integrated throughout the organization, consisting of a series of attitudes, values, skills and guidelines for action vis-à-vis all risks.

b) Risk management and control model - Advanced Risk Management (ARM)

The risk management and control model ensures that the risk profile remains within the levels set for the risk appetite and other limits. Similarly, it includes the adoption of the corrective and mitigating measures required to keep risk levels in line with the defined objectives.

In 2014, the Group launched the ARM program, the main aim of which is to contribute to progress towards advanced risk management by laying the foundations to make available the best integrated risk management model in the industry.

The roll-out of the ARM in 2015 at the various Group units enabled progress to be made in strategic projects that were already under way, such as the Risk Data Aggregation/Risk Reporting Framework (RDA/RRF), the risk appetite to be developed, the control environment through the governance of the risk function to be strengthened and new initiatives such as the risk management model or the Advanced Operational Risk Management (AORM) model, inter alia, to be developed.

The instruments that help ensure that all the risks arising from the Group’s business activity are properly managed and controlled are described below.

1. Risk map

The risk map covers the main risk categories in which the Group has its most significant current and/or potential exposures, thus facilitating the identification thereof.

The risk map includes the following:

•	Financial risks

•	Credit risk: risk that might arise from the failure to meet agreed-upon contractual obligations in financial transactions.

•	Market risk: that which is incurred as a result of the possibility of changes in market factors affecting the value of positions in the trading portfolios.

•	Liquidity risk: risk of non-compliance with payment obligations on time or of complying with them at an excessive cost.

•	Structural and capital risks: risk caused by the management of the various balance sheet items, including those relating to the adequacy of capital and those arising from the insurance and pensions businesses.

•	Non-financial risks

•	Operational risk: the risk of incurring losses due to the inadequacy or failure of processes, staff and internal systems or due to external events.

•	Conduct risk: the risk caused by inappropriate practices in the Group’s dealings with its customers, and the treatment and products offered to each particular customer and the adequacy thereof.

•	Compliance and legal risk: risk arising from non-compliance with the legal framework, internal rules or the requirements of regulators and supervisors.

•	Transversal risks

•	Model risk: includes losses arising from decisions based mainly on the results of models, due to errors in the design, application or use of the aforementioned models.

•	Reputational risk: risk of damage in the perception of the Group by public opinion, its customers, investors or any other interested party.

•	Strategic risk: the risk that results diverge significantly from the Group’s strategy or business plan due to changes in general business conditions and risks associated with strategic decisions. This includes the risk of poor implementation of decisions or lack of capacity to respond to changes in the business environment.

2. Risk governance

In line with the objective of strengthening the Group’s corporate governance, the governance of the risk function was updated and reinforced in 2015. In this connection, the responsibilities of the various committees were defined more clearly, and the decision-making and risk management units, with the participation of the business functions, were separated from those engaged in risk control.

Governance of the risk function should seek to ensure that risk decisions are taken appropriately and efficiently and that risks are effectively controlled, and also guarantee that risks are managed in accordance with the risk appetite level defined by senior management of the Group and the units.

For this purpose, the following principles were established:

•	Separation of decision-making from risk control.

•	Strengthening of the responsibility of the risk generating functions in decision-making.

•	Ensuring that all risk decisions have a formal approval process.

•	Ensuring an aggregate view of all risks.

•	Strengthening of the risk control committees.

•	Maintenance of a simple committee structure.

2.1. Lines of defense

The Group follows a risk management and control model based on three lines of defense.

The business functions or activities that take or generate risk exposure comprise the first line of defense against it. The assumption or generation of risks in the first line of defense must comply with the defined risk appetite and limits. In order to perform its function, the first line of defense must have available the means to identify, measure, handle and report the risks assumed.

The second line of defense comprises the risk control and oversight function and the compliance function. This second line seeks to ensure effective control of risks and guarantees that risks are managed in accordance with the defined risk appetite level.

Internal audit, as the third line of defense and in its role as the last control layer, performs regular assessments to ensure that the policies, methods and procedures are appropriate and checks their effective implementation.

The risk control function, the compliance function and the internal audit function are sufficiently separate and independent of each other and of the other functions that they control or supervise for the performance of their duties, and they have access to the board of directors and/or its committees, through their presiding officers.

2.2. Risk committee structure

Responsibility for the control and management of risk and, in particular, for the setting of the Group’s risk appetite, rests ultimately with the board of directors, which has the powers delegated to the various committees. The board is supported by the risk, regulation and compliance oversight committee and the independent risk control and supervision committee. In addition, the Group’s executive committee pays particular attention to the management of the Group’s risks.

The following bodies constitute the top level risk governance bodies.

Independent control bodies

Risk, regulation and compliance oversight committee:

This committee’s mission is to assist the board in the oversight and control of risk, the definition of the Group’s risk policies, relationships with supervisory bodies and matters of regulation and compliance, sustainability and corporate governance.

It is composed of external or non-executive directors, with a majority of independent directors, and is chaired by an independent director.

Risk control committee (CCR):

This collective body is responsible for the effective control of risks, ensuring that risks are managed in accordance with the risk appetite level approved by the board, while taking into account at all times an overall view of all the risks included in the general risk framework. This means the identification and monitoring of current and emerging risks and their impact on the Group’s risk profile.

This committee is chaired by the Group Chief Risk Officer (GCRO) and is composed of executives of the entity. At least, the risk function, which holds the chairmanship, and the compliance, financial, controller’s unit and risk control functions, inter alia, are represented The CROs of local entities participate periodically in order to report, inter alia, on the various entities’ risk profiles.

The risk control committee reports to the risk, regulation and compliance oversight committee and assists it in its function of supporting the board.

Decision-making bodies

Executive risk committee (CER):

This collective body is responsible for risk management pursuant to the powers delegated by the board of directors and, in its sphere of action and decision-making, oversees all risks.

It participates in decision-making on the assumption of risks at the highest level, guarantees that these are within the limits set in the Group’s risk appetite and reports on its activities to the board or its committees when so required.

This committee is chaired by an executive deputy chairman of the board, comprises the CEO, executive directors and other executives of the entity, and the risk, financial, and compliance functions, inter alia, are represented. The Group CRO has the right of veto over this committee’s decisions.

2.3. Organizational risk function structure

The GCRO is the head of the Group’s risk function and reports to an executive deputy chairman of the Bank who is a member of the board of directors and chairman of the executive risk committee.

The GCRO, whose duties include advising and challenging the executive line, also reports separately to the risk, regulation and compliance oversight committee and to the board.

Advanced risk management has a holistic forward-looking vision of risks, based on the intensive use of models, aimed at constructing a sound control environment while complying with the requirements of the regulator and supervisor.

In this connection, the risk management and control model has the following key features:

•	Coordination of the relationship between the countries and the corporate headquarters, assessing the effective implementation of the risk management and control framework at each unit and ensuring the alignment with the achievement of strategic risk objectives.

•	Enterprise Wide Risk Management (EWRM) involves providing a consolidated view of all risks to senior management and the Group’s governing bodies together with the development of the risk appetite and identifying and assessing all risks (Risk identification & assessment). It also handles the relationship with supervisors and regulators in relation to risks.

•	Control of financial, non-financial and transversal risks, checking, for each type of risk, that management and exposure are in keeping with the guidelines established by senior management.

•	Development, in the sphere of risk, of reporting regulations, methodologies, scenario analysis, stress tests and infrastructure, together with robust risk governance.

2.4. The Group’s relationship with subsidiaries regarding risk management

Alignment of units with the corporate center

The risk management and control model, at all Group units, has a common set of basic principles, achieved by means of corporate frameworks. These emanate from the Group itself and the subsidiaries adhere to them through their respective governing bodies, thus configuring the relationships between the subsidiaries and the Group, including its participation in the making of important decisions by validating them.

Beyond these principles and fundamentals, each unit adapts its risk management to its local reality, pursuant to the corporate frameworks and reference documents furnished by corporate headquarters, which makes it possible to identify a risk management model at the Group.

Committee structure

The subsidiaries’ governing bodies are structured taking into account local regulatory and legal requirements and each subsidiary’s size and complexity and are consistent with those of the Parent, as established in the internal governance framework, thus facilitating communication, reporting and effective control.

The subsidiaries’ managing bodies, in accordance with the internal governance framework in place at the Group, have their own model of (quantitative and qualitative) risk management powers and must adhere to the principles of conduct contained in the benchmark models and frameworks developed at corporate level. Given its ability to take an aggregate, comprehensive view of all risks, corporate headquarters reserves for itself the powers to validate and question the operations and management policies at the various units, to the extent that they affect the Group’s risk profile.

3. Management processes and tools

3.1. Risk appetite and limits structure

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

Banking business model and fundamentals of the risk appetite

The definition and establishment of the Group’s risk appetite is consistent with its risk culture and its banking business model from the risk perspective. The main features defining the business model, which form the basis of the risk appetite at the Group, are as follows:

•	A predictable general medium-low risk profile based on a diversified business model focusing on retail banking with a diversified international presence and significant market shares, and a wholesale banking model which prioritizes the relationship with the customer base in the Group’s principal markets.

•	A stable, recurring earnings generation and shareholder remuneration policy based on a strong capital and liquidity base and a strategy to effectively diversify sources and maturities.

•	A corporate structure based on autonomous subsidiaries that are self-sufficient in capital and liquidity terms, minimizing the use of non-operating or purely instrumental companies, and ensuring that no subsidiary has a risk profile that might jeopardize the Group’s solvency.

•	An independent risk function with highly active involvement of senior management to guarantee a strong risk culture focused on protecting and ensuring an adequate return on capital.

•	To maintain a management model that ensures that all risks are viewed in a global interrelated way through a robust corporate risk control and monitoring environment with global responsibilities: all risks, all businesses, and all geographical areas.

•	A business model that focuses on the products with respect to which the Group considers that it has sufficient knowledge and management capacity (systems, processes and resources).

•	The conduct of the Group’s business activity on the basis of a behavior model that safeguards the interests of its customers and shareholders.

•	The availability of sufficient and adequate human resources, systems and tools to enable the Group to maintain a risk profile compatible with the established risk appetite, at both global and local level.

•	The application of a remuneration policy containing the incentives required to ensure that the individual interests of employees and executives are in line with the corporate risk appetite framework and that the incentives are consistent with the Group’s long-term earnings performance.

Corporate risk appetite principles

The Group’s risk appetite is governed by the following principles at all the entities:

•	Responsibility of the board and of senior executives. The board of directors is the body ultimately responsible for establishing the risk appetite and its supporting regulations, as well as for overseeing compliance therewith.

•	Integral view of risk, involving the checking and questioning of the risk profile. The risk appetite should take into consideration all the significant risks to which the Group may be exposed, providing an aggregate view of the Group’s risk profile through the use of quantitative metrics and qualitative indicators.

•	Future risk estimate. The risk appetite should take into consideration the desirable risk profile at the present time and in the medium term considering both the most likely circumstances and stress scenarios.

•	Links with strategic and business plans and integration in management. The risk appetite is a benchmark in strategic and business planning.

•	Risk appetites that are consistent across the various units and risk language that is common to the entire organization.

•	Periodic review, ongoing checking and adaptation to best practices and regulatory requirements.

Limits, monitoring and control structure

The risk appetite exercise is performed annually and includes a series of metrics and limits on the aforementioned metrics that express in quantitative and qualitative terms the maximum risk exposure that each Group entity and the Group as a whole are willing to assume.

Compliance with risk appetite limits is subject to ongoing monitoring. The specialized control functions report at least quarterly to the board and its specialized risk committee on the compliance of the risk profile with the authorized risk appetite.

The linking of the risk appetite limits with the limits used in the management of the business units and of the portfolios is a key element for ensuring that the use of the risk appetite as a risk management tool is effective.

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

3.2. Risk identification and assessment (RIA)

As part of its routine management, the Group identifies and assesses the risks inherent to its business activity to which it is exposed in the various geographical areas in which it operates.

In order to make the measurement of the Group’s risk profile more robust and systematic, at the end of 2014 a corporate Risk identification and assessment exercise was started that continued throughout 2015.

Risk identification and assessment is one of the initiatives that form part of the ARM (Advanced Risk Management) program the purpose of which is the advanced management of risks to enable Santander to continue to be a sound sustainable bank over the long term.

Also, it complies with regulatory expectations on the need to deepen the understanding of the Group’s risk profile and the importance of identifying, measuring and assessing the entity’s main risks, the associated control environment and the possible factors that might pose a threat to the achievement of the Group’s strategic plan.

Per the methodology used in the RIA exercise, the Group’s risk profile is determined by a combination of three aspects:

•	Risk performance which enables the profile by type of risk and business activity to be ascertained.

•	Control environment to objectively establish a self-assessment of the effectiveness of the management and control of the risk in accordance with pre-established targets and a defined control model.

•	Top Risks identify the material risks threatening the strategic and business objectives and establish action plans and monitor them.

One of the most important aspects of the RIA exercise is the development of a methodology to identify the current material risks on which senior management will focus its attention. These risks are considered to be those which, either on their own or collectively, could have a significant impact on the Group’s results, financial position or ability to maintain appropriate capital levels.

It also enables the identification of so-called emerging risks, i.e. those risks that could potentially have an adverse impact on the Group’s future performance, even though their outcome and time horizon are uncertain and difficult to predict.

3.3. Scenario analysis

The Group conducts advanced risk management through the analysis of the impact that various scenarios in the environment in which the Group operates might cause. These scenarios are expressed in terms of both macroeconomic variables and other variables that affect management.

Scenario analysis is a very useful tool for senior management since it allows them to test the Bank’s resistance to stressed environments or scenarios and to implement packages of measures to reduce the Bank’s risk profile vis-à-vis such scenarios.

The robustness and consistency of the scenario analysis exercises are based on the following three pillars:

•	The development of mathematical models that estimate the future performance of metrics (e.g. loan losses) based on historical information (internal Group information or external market information) and simulation models.

•	The inclusion of expert judgement and the knowledge of the portfolios, and questioning and checking the results of the models.

•	Backtesting or periodic checking of the results of the models against the data observed, which ensures that the aforementioned results are appropriate.

The main uses of scenario analysis are as follows:

•	Regulatory uses: in which stress tests of scenarios are performed under guidelines set by the European regulator or by each of the various national regulators that supervise the Group.

•	Internal capital (ICAAP) or liquidity adequacy assessment processes (ILAAP) in which, although the regulator can impose certain requirements, the Group develops its own methodology to assess its capital and liquidity levels vis-à-vis various stress scenarios. These tools enable capital and liquidity management to be planned.

•	Risk appetite: this contains stressed metrics on which maximum loss levels (or minimum liquidity levels) are established that the Bank does not wish to exceed.

•	Daily risk management: scenario analysis is used in budgetary and strategic planning processes, in the generation of commercial risk approval policies, in senior management’s overall analysis of risk or in specific analyses of the profiles of activities or portfolios.

3.4. Living wills (recovery and resolution plans)

The sixth version of the living will (the most important portion of which envisages the measures that the entity would have available to exit a highly severe crisis situation by itself) was prepared in 2015. The living will was prepared, for the first time, at the request of the European Central Bank, which has become the Group’s main supervisor (pursuant to the mandate assigned under the Single Supervisory Mechanism, which came into force on November 4, 2014). The will also follows the non-binding recommendations made in this regard by international bodies such as the Financial Stability Board.

As with the other versions prepared between 2010 and 2014, the will was submitted to the competent authorities for assessment in the first half of 2016.

The living will comprises the corporate living will (corresponding to Banco Santander, S.A.) and the individual living wills for the most important local units (the UK, Brazil, Mexico, the US, Germany, Argentina, Chile, Poland and Portugal).

The Group’s senior management keeps itself fully involved in the preparation and periodic monitoring of the content of the living wills by holding specific committee meetings of a technical nature, as well as for monitoring at institutional level, and this ensures that the content and structure of the documents are adapted to local and international crisis management legislation, which has been in continuous development in recent years.

The board of directors is responsible for approving the corporate living will, without prejudice to the content and important data therein being previously presented and discussed by the Bank’s main management and control committees. In turn, the individual living wills are approved by local bodies, always in coordination with the Group since they must form part of the corporate living will.

As regards resolution plans, the competent authorities forming part of the Crisis Management Group (CMG) have decided on a common approach to the Group’s resolution strategy which, given Santander’s legal and business structure, is the multiple point of entry (MPE) strategy; also, they have signed the corresponding cooperation agreement (COAG) and developed the initial resolution plans.

3.5. Risk Data Aggregation & Risk Reporting Framework (RDA/RRF)

In recent years the Group has developed and implemented structural and operational improvements in order to reinforce and consolidate its integral view of risk based on complete, accurate and recurring information, thus enabling senior management of the Group to assess risk and take decisions accordingly.

2015 saw the completion of the project launched at the beginning of 2014 whose main objective was to ensure that risk reporting to senior management incorporates the basic principles of Risk Data Aggregation (RDA).

Risk reports maintain a balance between data, analysis and qualitative commentaries, and include forward-looking measures and information on risk appetite, risk limits and emerging risks.

With regard to governance, the data quality and risk reporting committee was created, which is responsible for executing the measures decided upon by the board in this area; in addition, a common data management methodology was implemented though the relevant models, procedures and guidelines.

The Group has a common risk reporting taxonomy covering the significant areas of risk within the organization, in keeping with the Group’s size, risk profile and activity.

3.6. Control environment

The risk management model has a control environment that ensures appropriate control of all risks and provides an integrated view thereof. This control is performed at all the Group’s units and for each type of risk in order to ensure that the Group’s exposures and overall risk profile are within the framework of the mandates established by both the board of directors and the regulators.

The main elements ensuring effective control are:

•	The allocation of responsibilities in risk-generating functions through decision-making and the due control of their activity.

•	Specialized control of each risk factor.

•	The supervision and aggregate consolidation of all risks.

•	The assessment of control mechanisms.

•	Independent assessment by internal audit.

c) Credit risk

1. Introduction to the treatment of credit risk

Credit risk is the possibility of loss stemming from the total or partial failure of our customers or counterparties to meet their financial obligations to the Group.

In credit risk management terms, segmentation is based on the distinction between three types of customers:

•	The individuals segment includes all individuals, except for those engaging in a business activity. This segment is in turn divided into various sub-segments based on income levels, which makes it possible to tailor risk management to each type of customer.

•	The SMEs, companies and institutions segment includes legal entities and individuals engaging in a business activity. It also includes public-sector entities in general and not-for-profit private-sector entities.

•	The Santander Global Corporate Banking - SGCB - segment comprises corporate customers, financial institutions and sovereigns, which make up a closed list of entities that is reviewed on an annual basis. Inclusion of an entity on this list is determined on the basis of a comprehensive analysis of the enterprise (business, countries in which it operates, types of products used, level of income it represents for the Bank, length of relationship with the customer, etc.).

The Group has a mainly retail profile, with 84% of its total risk exposure being generated by its commercial banking business.

2. Main aggregates and variations

Following are the main aggregates relating to credit risk arising on customer business:

Main credit risk aggregates arising on customer business

Data at December 31, 2015

	Credit risk exposure to customers (1) (Millions of euros)		Non-performing loans ratio (%)		Coverage ratio (%)
	2015	2014	2015	2014	2015	2014

Continental Europe	321,395	308,205	7.27	8.88	64.2	57.2
Spain	173,032	182,974	6.53	7.38	48.1	45.5
Santander Consumer Finance (1)	76,688	63,654	3.42	4.82	109.1	100.1
Portugal	31,922	25,588	7.46	8.89	99.0	51.8
Poland	20,951	18,920	6.30	7.42	64.0	60.3
United Kingdom	282,182	256,337	1.52	1.79	38.2	41.9
Latin America	151,302	167,065	4.96	4.79	79.0	84.5
Brazil	72,173	90,572	5.98	5.05	83.7	95.4
Mexico	32,463	27,893	3.38	3.84	90.6	86.1
Chile	35,213	33,514	5.62	5.97	53.9	52.4
Argentina	6,328	5,703	1.15	1.61	194.2	143.3
United States	90,727	72,477	2.13	2.42	225.0	196.3
Puerto Rico	3,924	3,871	6.96	7.45	48.5	55.6
Santander Bank	54,089	45,825	1.16	1.41	114.5	109.4
SC USA	28,280	22,782	3.66	3.97	337.1	296.2
Total Group	850,909	804,084	4.36	5.19	73.1	67.2

(1)	Including gross loans and advances to customers, guarantees and documentary credits

In 2015 credit risk exposure to customers increased by 6%. The growth was across the board in local currency terms, except in Spain. The fall in lending in Brazil in euros was due the devaluation of the Brazilian real in the year.

These lending levels, together with the fall in non-performing loans, resulted in a reduction in the Group’s non-performing loans ratio to 4.36%.
The Group’s coverage ratio stood at 73%. It is important to take into account that this ratio is reduced by the relatively high proportion of mortgage portfolios (especially in the UK and Spain), which require lower on-balance-sheet provisions since they are secured by collateral.

3. Detail of the main geographical areas

3.1. United Kingdom

Credit risk exposure to UK customers amounted to EUR 282,182 million at the end of December 2015, and represented 33% of the Group total.

Due to its importance, not only to Santander UK, but also to the Group’s lending activity as a whole, the mortgage loan portfolio (which totaled EUR 207,319 million at the end of December 2015) must be highlighted.

This portfolio is composed entirely of first-mortgage home purchase or home improvement loans to new and existing customers, since second or successive liens on mortgaged properties are no longer originated.

The property on which the mortgage guarantee is constituted must always be located in the UK, irrespective of where the funding is to be employed, except for certain one-off transactions performed in the Isle of Man. Loans may be granted for the purchase of homes abroad, but the mortgage guarantee must in all cases be constituted on a property located in the UK.

Geographically speaking, the credit risk exposure is concentrated mainly in the South East of the country, particularly in the metropolitan area of London, where home prices rose last year. Properties are appraised independently prior to the approval of each new transaction, in accordance with the Group’s risk management principles.

For mortgage loans that have already been granted, the appraised value of the mortgaged property is updated quarterly by an independent agency using an automatic appraisal system in accordance with standard procedure in the market and in compliance with current legislation.

The non-performing loans ratio fell from 1.64% in 2014 to 1.44% at 2015 year-end. This decrease in the non-performing loans ratio was based on the behavior of non-performing loans, which improved significantly as a result of the more favorable macroeconomic environment and the increase in re-performing loans due to the improved efficiency of the recovery teams. Thus, the amount of non-performing loans fell by 10.2%, continuing the trend observed in 2014.

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

Another indicator of the performance of the portfolio is the small volume of foreclosed properties, which amounted to EUR 62 million at December 31, 2015. The management of foreclosures, coupled with the existence of a dynamic market for foreclosed homes, makes it possible to sell these properties in a short space of time (on average approximately 18 weeks), thus contributing to the good results obtained.

3.2. Spain

Portfolio overview

Total credit risk exposure in Spain (including guarantees and documentary credits but excluding the real estate operations unit - discussed below) amounted to EUR 173,032 million (20% of the Group total), with an adequate degree of diversification in terms of both products and customer segments.

In 2015 the growth was consolidated in new production in the main portfolios in the individuals and companies segments, underpinned by the improvement in the economic situation and in the various strategies implemented at the Group. In year-on-year terms, total credit risk exposure fell by 5% mainly as a result of the lower level of funding to public authorities and a rate of repayments even higher than the rate of growth of new production in the other segments.

The non-performing loans ratio for the total portfolio stood at 6.53%. The reduction in lending was offset by the improvement in non-performing loans. This improvement is due mainly to the fall in gross new NPLs and, to a lesser extent, to the return to performing status of various restructured positions and portfolio sales. The coverage ratio stood at around 48%, continuing the increase recognized in 2014.

Portfolio of home purchase loans to families

Home purchase loans granted to families in Spain stood at EUR 50,786 million at 2015 year-end. Of this amount, 99% was secured by mortgages.

In millions of euros	12/31/15
	Gross amount	Of which: Non-performing
Home purchase loans to families	50,786	2,567
Without mortgage guarantee	480	40
With mortgage guarantee	50,306	2,527

The risk profile of the home purchase mortgage loan portfolio in Spain remained at a medium-low level, with limited prospects of additional impairment:

•	All mortgage transactions include principal repayments from the very first day.

•	Early repayment is common practice and, accordingly, the average life of the transactions is far shorter than their contractual term.

•	Debtors provide all their assets as security, not just the home.

•	High quality of collateral, since the portfolio consists almost exclusively of principal-residence loans.

•	Stable average debt-to-income ratio at around 28%.

•	69% of the portfolio has an LTV of less than 80% (calculated as the ratio of total exposure to the amount of the latest available appraisal).

In millions of euros	12/31/15
	Loan to value ratio
	Less than or equal to 40%	More than 40% and less than 60%	More than 60% and less than 80%	More than 80% and less than or equal to 100%	More than 100%	Total
Initial gross amount	10,300	11,079	13,178	9,249	6,500	50,306
Of which: Non-performing	134	201	359	484	1,349	2,527

Companies portfolio

The EUR 92,889 million of direct credit risk exposure to SMEs and companies constitute the most important lending segment in Spain, representing 54% of the total.

94% of the portfolio relates to customers to which an analyst has been assigned who monitors the customer on an ongoing basis in all the phases of the risk cycle.

The non-performing loans ratio of this portfolio stood at 7.64% in 2015.

Real estate business

The Group manages, as a separate unit, its real estate business in Spain, which includes loans to customers engaging mainly in property development, for which a specialized management model is in place, investments in real-estate industry companies and foreclosed assets.

In recent years the Group’s strategy has been geared towards reducing these assets. The changes in gross property development loans to customers were as follows:

	Millions of euros
	12/31/15	12/31/14	12/31/13
Balance at beginning of year (net)	9,349	12,105	15,867
Foreclosed assets	(62)	(357)	(848)
Reductions (1)	(1,481)	(2,015)	(2,114)
Written-off assets	(418)	(384)	(800)

Balance at end of year (net)	7,388	9,349	12,105

(1)	Includes portfolio sales, cash recoveries and third-party subrogations.

The NPL ratio of this portfolio ended the year at 67.6% (compared with 67.3% at December 2014) due to the increase in the proportion of non-performing assets in the problem loan portfolio and, in particular, to the sharp reduction in lending in this segment. The table below shows the distribution of the portfolio. The coverage ratio of the real estate exposure in Spain stands at 41.16%.

Millions of euros	12/31/15
	Gross amount	Excess over collateral value	Specific allowance
Financing for construction and property development recognized by the Group’s credit institutions (business in Spain)	7,388	3,618	3,041
Of which: Non-performing	4,995	2,701	2,861
Of which: Substandard	582	231	180
Memorandum items: Written-off assets	1,352

Memorandum items: Data from the public consolidated balance sheet	12/31/15
Millions of euros	Carrying amount
Total loans and advances to customers excluding the public sector (business in Spain)	153,863
Total consolidated assets	1,340,260
Impairment losses and credit risk allowances. Coverage for unimpaired assets (business in Spain)	919

At year-end, the concentration of this portfolio was as follows:

Loans: Gross amount
Millions of euros	12/31/15
1. Without mortgage guarantee	875
2. With mortgage guarantee	6,513
2.1 Completed buildings	3,862
2.1.1 Residential	1,740
2.1.2 Other	2,122
2.2 Buildings under construction	236
2.2.1 Residential	226
2.2.2 Other	10
2.3 Land	2,415
2.3.1 Developed land	1,991
2.3.2 Other land	424

Total	7,388

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

Foreclosed properties

At December 31, 2015, the net balance of these assets amounted to EUR 4,983 million (gross amount: EUR 10,609 million; recognized allowance: EUR 5,626 million, of which EUR 3,310 million related to impairment after the foreclosure date).

The following table shows the detail of the assets foreclosed by the businesses in Spain at the end of 2015:

Millions of euros			12/31/15
	Gross carrying amount	Valuation adjustments	Of which: Impairment losses on assets since time of foreclosure	Carrying amount
Property assets arising from financing provided to construction and property development companies	8,638	4,726	2,771	3,912
Of which:
Completed buildings	2,535	1,150	504	1,385
Residential	1,019	474	180	545
Other	1,516	676	324	840
Buildings under construction	831	408	244	423
Residential	831	408	244	423
Other	—	—	—	—
Land	5,272	3,168	2,023	2,104
Developed land	2,167	1,268	705	899
Other land	3,105	1,900	1,318	1,205
Property assets from home purchase mortgage loans to households	1,971	900	359	1,071
Other foreclosed property assets	—	—	—	—

Total property assets	10,609	5,626	3,130	4,983

Equity instruments, ownership interests and financing provided to non-consolidated companies holding these assets	—	—	—	—

Total	10,609	5,626	3,130	4,983

In recent years, the Group has considered foreclosure to be a more efficient method for resolving cases of default than legal proceedings. The Group initially recognizes foreclosed assets at the lower of the carrying amount of the loans (net of provisions) and the fair value of the foreclosed asset (less estimated costs to sell). If fair value (less costs to sell) is lower than the net value of the debt, the difference is recognized under Impairment losses on financial assets (net) - Loans and receivables in the consolidated income statement for the year.

Subsequent to initial recognition, the assets are measured at the lower of fair value (less costs to sell) and the amount initially recognized. The fair value of this type of assets is determined by the Group’s directors based on evidence obtained from qualified valuers or evidence of recent transactions.

The changes in foreclosed properties were as follows:

	Thousands of millions of euros
	2015	2014	2013
Gross additions	1.7	1.8	1.9
Disposals	(1.1)	(0.9)	(0.9)
Difference	0.6	0.9	1.0

3.3. Brazil

Credit risk exposure in Brazil amounted to EUR 72,173 million, and fell by 20.3% compared to 2014, due mainly to the depreciation of the Brazilian real. Thus, Santander Brazil accounts for 8.5% of the Group’s total credit risk exposure. The exposure is adequately diversified and has a predominantly retail profile, with approximately 46.4% of lending granted to individual, consumer finance and SME customers.

At 2015 year-end, growth of 5.70% was recognized, at constant exchange rates, which is in line with the average of private banks in Brazil.

In 2015 the change of mix strategy initiated in recent years was continued, and more intense growth was registered in segments with a more conservative risk profile and, accordingly, higher loan quality products increased their relative importance. Noteworthy in the individuals segment was the growth in the mortgage portfolio and the portfolio of loans that might be deducted from salaries (“crédito consignado”).

At 2015 year-end, the non-performing loans ratio was 5.98%. The factors explaining the increase on 2014 are: the economic recession the country is suffering and the added difficulties in the sectors of activity most sensitive to changes in the prices of commodities, especially the energy and oil industries.

In view of this situation, Santander Brazil has implemented a series of measures to strengthen risk management. These measures focus both on improving the quality of new production and on mitigating the effects of the aforementioned adverse environment on the portfolio. This package of measures is based mainly on preventive management of arrears, thus anticipating possible further deterioration of customer balances. The highlights of the defensive measures included in the plan are as follows:

•	Reduction of limits vis-à-vis medium-high risk products/customers.

•	Implementation of maximum debt limits.

•	Migration of revolving products to instalment payment products.

•	Higher collateralisation of the portfolio.

•	Improvements to acceptance models, to make them more precise and predictive, and in collection channels.

•	More individualized treatment of SMEs of a certain size (individualized model).

•	Management of risk appetite by sector, and restriction of powers in the most critical sectors.

The coverage ratio stood at 83.7% at 2015 year-end.

4. Credit risk from other standpoints

4.1. Credit risk from financial market operations

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

4.2. Concentration risk

Concentration risk control is key to the risk management process. The Group continuously monitors the degree of credit risk concentration, by country, sector and customer group.

The board of directors, by reference to the risk appetite, determines the maximum levels of concentration. In keeping with the risk appetite, the executive risk committee establishes the risk policies and reviews the appropriate exposure limits to ensure the adequate management of credit risk concentration.

In geographical terms, credit risk exposure to customers is diversified in the main markets where the Group has a presence.

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

At December 31, 2015, after applying risk mitigation techniques and the regulations applicable to large exposures, the exposure to each of the reported groups was below 4.9% of eligible capital, with the exception of two entities, one central counterparty in the EU, the exposure to which stood at 7.3% and an EU-based corporate group, the exposure to which stood at 6.8%.

The Group’s risk division works closely with the finance division in the active management of credit portfolios, which includes reducing the concentration of exposures through several techniques, such as the arrangement of credit derivatives for hedging purposes or the performance of securitization transactions, in order to optimize the risk/return ratio of the total portfolio.

The detail, by activity and geographical area of the counterparty, of the concentration of the Group’s risk at December 31, 2015 is as follows:

	12/31/15
Millions of euros	Total	Spain	Other EU countries	Americas	Rest of the world
Credit institutions	162,410	26,037	86,726	41,269	8,378
Public sector	158,215	60,482	33,306	59,528	4,899
Of which:
Central government	137,873	46,353	33,020	53,677	4,823
Other	20,342	14,129	286	5,851	76
Other financial institutions	74,246	16,206	24,194	31,586	2,260
Non-financial companies and individual traders	338,140	87,781	113,873	124,082	12,404
Of which:
Construction and property development	30,087	4,638	5,387	20,009	53
Civil engineering construction	4,671	2,837	1,307	525	2
Large companies	200,380	52,141	60,194	77,534	10,511
SMEs and individual traders	103,002	28,165	46,985	26,014	1,838
Other households and non-profit institutions serving households	477,693	67,319	298,851	106,405	5,118
Of which:
Residential	325,169	49,948	238,836	36,119	266
Consumer loans	133,841	11,990	57,270	60,490	4,091
Other purposes	18,683	5,381	2,745	9,796	761

Subtotal	1,210,704	257,825	556,950	362,870	33,059

Less: valuation adjustments for unimpaired assets	9,253

Total (*)	1,201,451

(*)	For the purposes of this table, the definition of risk includes the following items in the public balance sheet: Loans and advances to credit institutions, Loans and advances to customers, Debt instruments, Equity instruments, Trading derivatives, Hedging derivatives, Investments and Contingent liabilities.

4.3. Country risk

Country risk is a credit risk component inherent in all cross-border credit transactions due to circumstances other than ordinary commercial risk. Its main elements are sovereign risk, transfer risk and other risks that can affect international financial operations (war, natural disasters, balance of payments crises, etc.).

At December 31, 2015, the provisionable country risk exposure amounted to EUR 193 million (2014: EUR 176 million). The allowance recognized in this connection at 2015 year-end amounted to EUR 25 million, as compared with EUR 22 million at 2014 year-end.

The Group’s country risk management policies continued to adhere to a principle of maximum prudence, and country risk is assumed, applying highly selective criteria, in transactions that are clearly profitable for the Group and bolster its global relationship with its customers.

4.4. Sovereign risk and exposure to other public sector entities

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

Sovereign risk exposure (per the criteria applied at the Group) arises mainly from the subsidiary banks’ obligations to make certain deposits at the corresponding central banks, from the arrangement of deposits using liquidity surpluses, and from the fixed-income portfolios held as part of the on-balance-sheet structural interest rate risk management strategy and in the trading books of the treasury departments. The vast majority of these exposures is taken in local currency and is financed out of local customer deposits, also denominated in local currency.

The detail at December 31, 2015, 2014 and 2013, based on the Group’s management of each portfolio, of the Group’s sovereign risk exposure, net of the short positions held with the respective countries, taking into consideration the aforementioned criterion established by the European Banking Authority (EBA), is as follows:

Country	12/31/15
	Millions of euros
	Portfolio				Total net direct exposure
	Financial assets held for trading and Other financial assets at fair value through profit or loss (*)	Available-for-sale financial assets	Loans and receivables	Held-to maturity investments
Spain	8,954	26,443	11,272	2,025	48,694
Portugal	104	7,916	1,987	—	10.007
Italy	2,717	—	—	—	2,717
Greece	—	—	—	—	—
Ireland	—	—	—	—	—
Rest of eurozone	(211)	143	69	—	1
United Kingdom	(786)	5,808	141	—	5,163
Poland	13	5,346	42	—	5,401
Rest of Europe	120	312	238	—	670
United States	280	4,338	475	—	5,093
Brazil	7,274	13,522	947	2,186	23,929
Mexico	6,617	3,630	272	—	10,519
Chile	193	1,601	3,568	—	5,362
Other American countries	155	1,204	443	—	1,802
Rest of the world	3,657	1,687	546	—	5,890

Total	29,087	71,950	20,000	4,211	125,248

(*)	Includes short positions.

In addition, at December 31, 2015, the Group had net direct derivative exposures the fair value of which amounted to EUR 2,070 million and net indirect derivative exposures the fair value of which amounted to EUR 25 million.

Country	12/31/14
	Millions of euros
	Portfolio			Total net direct exposure
	Financial assets held for trading and Other financial assets at fair value through profit or loss (*)	Available-for-sale financial assets	Loans and receivables
Spain	5,778	23,893	15,098	44,769
Portugal	104	7,811	589	8,504
Italy	1,725	—	—	1,725
Greece	—	—	—	—
Ireland	—	—	—	—
Rest of eurozone	(1,070)	3	1	(1,066)
United Kingdom	(613)	6,669	144	6,200
Poland	5	5,831	30	5,866
Rest of Europe	1,165	444	46	1,655
United States	88	2,897	664	3,649
Brazil	11,144	17,685	783	29,612
Mexico	2,344	2,467	3,464	8,275
Chile	593	1,340	248	2,181
Other American countries	181	1,248	520	1,949
Rest of the world	4,840	906	618	6,364

Total	26,284	71,194	22,205	119,683

(*)	Includes short positions.

In addition, at December 31, 2014, the Group had net direct derivative exposures the fair value of which amounted to EUR 1,028 million and net indirect derivative exposures the fair value of which amounted to EUR 5 million. Also, the Group did not have any exposure to held-to-maturity investments.

Country	12/31/13
	Millions of euros
	Portfolio			Total net direct exposure
	Financial assets held for trading and Other financial assets at fair value through profit or loss (*)	Available-for-sale financial assets	Loans and receivables
Spain	4,359	21,144	12,864	38,367
Portugal	148	2,076	583	2,807
Italy	1,309	77	—	1,386
Greece	—	—	—	—
Ireland	—	—	—	—
Rest of eurozone	(1,229)	67	—	(1,161)
United Kingdom	(1,375)	3,777	—	2,402
Poland	216	4,770	43	5,030
Rest of Europe	5	117	—	122
United States	519	2,089	63	2,671
Brazil	8,618	8,901	223	17,743
Mexico	3,188	2,362	2,145	7,695
Chile	(485)	1,037	534	1,086
Other American countries	268	619	663	1,550
Rest of the world	5,219	596	146	5,964

Total	20,762	47,632	17,268	85,661

(*)	Includes short positions.

In addition, at December 31, 2013, the Group had net direct derivative exposures the fair value of which amounted to EUR (206) million and net indirect derivative exposures the fair value of which amounted to EUR 6 million. Also, the Group did not have any exposure to held-to-maturity investments.

4.5. Social and environmental risk

The Group considers social and environmental issues to be key to the risk analysis and decision-making processes in its financing transactions. It has implemented processes to identify, analyze and assess risk in the credit transactions that are subject to the Group’s policies, which are based on the Equator Principles, an initiative in which the Group has participated since 2009. In accordance with these principles, an analysis is performed of the social and environmental risk of Project Finance transactions and corporate loans granted for known purposes (bridge loans that are intended to be refinanced through Project Finance, and corporate loans for the construction or extension of a particular project).

5. Credit risk cycle

The credit risk management process consists of identifying, analyzing, controlling and deciding on, as appropriate, the risks incurred in the Group’s operations. The parties involved in this process are the business areas, senior management and the risk units.

The process involves the board of directors and the executive risk committee, which establishes the risk policies and procedures, and the limits and delegations of powers, and approves and supervises the scope of action of the risk function.

The risk cycle comprises three different phases: pre-sale, sale and post-sale. The process is being permanently updated, with the findings and conclusions of the post-sale phase being fed back into the risk analysis and planning of the pre-sale phase.

5.1. Risk analysis and credit rating process

In general, the risk analysis consists of examining the customer’s ability to meet its contractual obligations to the Group and to other creditors. This involves analyzing the customer’s credit quality, its risk transactions, its solvency and the return to be obtained in view of the risk assumed.

Since 1993 the Group has used internal rating models for this purpose. These mechanisms are used in both the wholesale segment (sovereigns, financial institutions and corporate banking) and the other companies and institutions segment.

The rating is obtained from a quantitative module based on balance sheet ratios or macroeconomic variables and supplemented by the analyst’s expert judgement.

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

In contrast to the use of ratings in the wholesale and other companies and institutions segments, in the individuals and SMEs segment scoring techniques predominate; in general, these tools automatically assign a customer a score for decision-making purposes.

5.2. Planning (Commercial Strategic Plan)

The purpose of this phase is to efficiently and comprehensively limit the risk levels the Group assumes.

The credit risk planning process is used to establish the budgets and limits at portfolio level.

Risk limit planning is instrumented through the Commercial Strategic Plan (PEC), thus ensuring the coordination of the business plan, the risk-appetite-based lending policy and the resources required to implement it. Thus, it was created as a joint initiative between the commercial and risk units and is not only a management tool but also a form of teamwork.

Approval and monitoring is the responsibility of each entity’s top executive risk committee. Validation and monitoring is performed at corporate level.

The PECs enable the map of all the Group’s loan portfolios to be defined.

Scenario analysis

Credit risk scenario analysis enables senior management to gain a clearer understanding of the performance of the portfolio in response to changing market and circumstantial conditions and it is a basic tool for assessing the adequacy of the provisions recognized and the capital held to cater for stress scenarios.

These analyses, which are performed for all the Group’s significant portfolios, comprise the following milestones:

•	Definition of benchmark scenarios (at global level and for each of the Group units).

•	Determination of the value of the risk parameters (probability of default, loss given default) in various scenarios.

•	Estimation of the expected loss associated with each of the scenarios considered and of the other salient credit risk metrics derived from the parameters obtained (non-performing loans, provisions, ratios, etc.).

•	Analysis of the changes in the credit risk profile at portfolio, segment, unit and Group level in various scenarios and in comparison with previous years.

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

The process is completed with a package of controls and checks that ensure that the metrics and calculations are appropriate.

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

5.3. Limit setting/pre-classifications

The risk limits are planned and set using documents agreed upon by the business areas and risk units and approved by the executive risk committee or its delegated committees, which contain the expected results of transactions in terms of risk and return, as well as the limits applicable to the activity and the management of the related risk by group/customer.

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

5.4. Transaction decision-making

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

The preliminary limit-setting stage can follow two different paths, giving rise to different types of decisions in the companies’ sphere:

•	Automatic decisions, consisting of verification by the business that the proposed transaction (in terms of amount, product, maturity and other conditions) falls within the limits authorized pursuant to the aforementioned pre-classification. This process is generally applied to corporate pre-classifications.

•	Decisions requiring the analyst’s authorization, even if the transaction meets the amount, maturity and other conditions established in the pre-classified limit. This process applies to pre-classifications of retail banking companies.

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

An important aspect of master agreements is that they represent a single legal obligation encompassing all the transactions they cover. This is the key to being able to offset the risks of all the transactions covered by the contract with the same counterparty (see Note 2.f).

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

Collateral agreements vary in nature but, whichever the specific form of collateralisation may be, the ultimate aim, as with the netting technique, is to reduce counterparty risk.

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

5.5. Monitoring/anticipation

The monitoring function is founded on a process of ongoing observation, which makes it possible to detect early any changes that might arise in customers’ credit quality, so that action can be taken to correct any deviations with an adverse impact.

Monitoring is based on the segmentation of customers, is performed by dedicated local and global risk teams and is complemented by the work performed by internal audit. In the individuals model this function is performed using customer behavior valuation models.

The function involves, inter alia, identifying and monitoring companies under special surveillance, reviewing ratings and the ongoing monitoring of indicators.

The system called “companies under special surveillance” (FEVE) distinguishes four categories based on the degree of concern raised by the circumstances observed (extinguish, secure, reduce and monitor). The inclusion of a position in the FEVE system does not mean that there has been a default, but rather that it is deemed advisable to adopt a specific policy for the position in question, to place a person in charge and to set the policy implementation period.

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

5.6. Measurement and control

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

Each control pillar can be analyzed in two ways:

•	Quantitative and qualitative analysis of the portfolio

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

In addition to the traditional metrics, the following, inter alia, are used in the credit risk control phase: Change in non-performing loans (VMG), EL (expected loss) and capital

•	Assessment of the control processes

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

5.7. Recovery management

Recovery is a significant function within the sphere of the Group’s risk management. This function is performed by the recovery and collection unit, which defines a global strategy and an integrated approach to recovery management.

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

In order to manage recovery properly, action is taken in four main phases: early arrears management, recovery of non-performing loans, recovery of written-off loans and management of foreclosed assets.

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

Forborne loan portfolio

The term forborne loan portfolio refers, for the purposes of the Group’s risk management, to those transactions in which the customer has, or might foreseeably have, financial difficulty that might materially affect its payment obligations under the terms and conditions of the current agreement and, accordingly, the agreement has been modified or cancelled or even a new transaction has been entered into.

The Group has a detailed customer debt forbearance policy that serves as a reference for the various local adaptations made for all the financial institutions forming part of the Group. This policy shares the principles laid down in both Bank of Spain Circular 6/2012 and the technical standards published by the European Banking Authority in 2014, which it develops in greater detail based on the level of customer impairment.

This policy establishes strict prudential criteria for the assessment of these loans:

•	The use of this practice is restricted, and any actions that might defer the recognition of impairment must be avoided.

•	The main aim must be to recover the amounts owed, and any amounts deemed unrecoverable must be recognized as soon as possible.

•	Forbearance must always envisage maintaining the existing guarantees and, if possible, enhance them. Not only can effective guarantees serve to mitigate losses given default, but they might also reduce the probability of default.

•	This practice must not give rise to the granting of additional funding, or be used to refinance debt of other entities or as a cross-selling instrument.

•	All the alternatives to forbearance and their impacts must be assessed, making sure that the results of this practice will exceed those which would foreseeably be obtained if it were not performed.

•	Forborne transactions are classified using criteria which ensure that the customer’s ability to pay is restored from the date of forbearance and for an adequate period of time thereafter.

•	In addition, in the case of customers that have been assigned a risk analyst, it is particularly important to conduct an individual analysis of each specific case, for both the proper identification of the transaction and its subsequent classification, monitoring and adequate provisioning.

The forbearance policy also sets out various criteria for determining the scope of transactions qualifying as forborne exposures by defining a detailed series of objective indicators to facilitate the identification of situations of financial difficulty that might materially affect whether payment obligations are met.

Accordingly, transactions not classified as non-performing at the date of forbearance are generally considered to be experiencing financial difficulty if at that date they were more than one month past due. Where no payments have been missed or there are no payments more than one month past due, other indicators assessing financial difficulty are taken into account, including most notably the following:

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

Once it has been determined that the reasons for the modification relate to financial difficulties, for management purposes a distinction is made between two types of forbearance based on the original management status of the transactions: ex-ante forbearance, when the original transaction was classified as other than non-performing; and ex-post forbearance, when it had previously been classified as non-performing.

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

As regards the strategies to be applied, corporate policy requires the customer’s ability and willingness to pay to be analyzed and a distinction to be drawn between the severity and the estimated duration of the impairment. The results of this analysis will be used as a basis for deciding whether the debt should be forborne and the most appropriate way of doing so for each case:

•	When borrowers display a severe but temporary deterioration in their ability to pay (which is expected to recover in a short space of time), short-term adjustment strategies are applied, such as a payment moratorium on the principal or the reduction of instalments for a short, limited period until the ability to pay is recovered.

•	When borrowers display a slight deterioration in their ability to pay (an early recovery of which is not expected), more long-term strategies are applied, such as reducing instalments by deferring either the maturity date or a portion of the principal, which would be paid at the same time as the last instalment, at all times securing its payment through the provision of effective guarantees.

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

Once forbearance measures have been adopted, transactions that have to remain classified as non-performing because at the date of forbearance they do not meet the regulatory requirements to be classified in a different category must comply with a continuous prudential payment schedule in order to assure reasonable certainty as to the recovery of the ability to pay.

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

When forbearance is applied to a transaction classified as non-performing, the original default dates continue to be considered for all purposes, including the calculation of provisions, irrespective of whether as a result of forbearance the transaction becomes current in its payments.

By contrast, if following arrangement of forbearance there is no improvement in the customer’s payment performance, the possibility of extending new forbearance measures will be considered, with the application of more stringent classification/return-to-performing criteria, including the establishment of a longer period of uninterrupted payments before the transaction can return to performing status, which could last up to 36 months in certain circumstances. The duration of this period is determined by any collateral provided and the residual maturity of the loan. The Group’s policy permits a maximum of one modification per year and three modifications every five years.

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

At December 31, 2015, 34% of the forborne loan portfolio had undergone several modifications.

Quantitative information required by Bank of Spain Circular 6/2012

Set forth below is the quantitative information required by Bank of Spain Circular 6/2012 on the restructured/refinanced transactions in force at December 31, 2015. The following terms are used in Bank of Spain Circular 6/2012 with the meanings specified:

•	Refinancing transaction: transaction that is granted or used, for reasons relating to current or foreseeable financial difficulties of the borrower, to repay one or more of the transactions granted to it, or through which the payments on such transactions are brought fully or partially up to date, in order to enable the borrowers of the cancelled or refinanced transactions to repay their debt (principal and interest) because they are unable, or might foreseeably become unable, to comply with the conditions thereof in due time and form.

•	Restructured transaction: transaction with respect to which, for economic or legal reasons relating to current or foreseeable financial difficulties of the borrower, the financial terms and conditions are modified in order to facilitate the payment of the debt (principal and interest) because the borrower is unable, or might foreseeably become unable, to comply with the aforementioned terms and conditions in due time and form, even if such modification is envisaged in the agreement.

CURRENT REFINANCING AND RESTRUCTURING BALANCES (a)

	Millions of euros
	Standard (b)						Substandard							Non-performing							Total
	Full property mortgage guarantee		Other collateral (c)		Without collateral		Full property mortgage guarantee		Other collateral (c)		Without collateral		Allowance	Full property mortgage guarantee		Other collateral (c)		Without collateral		Allowance
	Number of trans- actions	Gross amount	Number of trans- actions	Gross amount	Number of trans- actions	Gross amount	Number of trans- actions	Gross amount	Number of trans- actions	Gross amount	Number of trans- actions	Gross amount		Number of trans- actions	Gross amount	Number of trans- actions	Gross amount	Number of trans- actions	Gross amount		Number of trans- actions	Gross amount	Allowance
Public sector	10	21	12	257	78	513	1	8	—	—	2	3	2	5	4	—	—	30	32	8	138	838	10
Other legal entities and individual traders	7,791	2,883	3,567	3,046	84,017	2,495	3,942	1,171	1,254	791	31,047	903	427	10,239	4,808	6,414	5,456	71,890	4,252	7,637	220,161	25,805	8,064
Of which: Financing for construction and property development	560	563	118	168	195	4	455	302	39	92	169	15	118	2,236	2,123	1,269	2,519	364	509	2,869	5,405	6,295	2,987
Other individuals	91,501	7,252	510,288	8,609	1,227,992	1,865	28,057	2,612	7,617	1,039	266,780	722	359	34,184	2,329	64,794	2,562	909,193	1,729	2,477	3,140,406	28,719	2,836

Total	99,302	10,156	513,867	11,912	1,312,087	4,873	32,000	3,791	8,871	1,830	297,829	1,628	788	44,428	7,141	71,208	8,018	981,113	6,013	10,122	3,360,705	55,362	10,910

(a)	Including all refinanced or restructured transactions as defined in section 1.g) of Annex IX of Bank of Spain Circular 4/2004.
(b)	Standard risks classified as under special monitoring pursuant to section 7.a) of Annex IX of Bank of Spain Circular 4/2004.
(c)	Including transactions without a full property mortgage guarantee, i.e. with a loan-to-value ratio of more than 1, and transactions with collateral other than a real estate mortgage, irrespective of their loan-to-value ratio.

The transactions presented in the foregoing tables were classified at December 31, 2015, by nature, as follows:

•	Non-performing: transactions that are in the process of being returned to performing status, those for which advantageous conditions had to be granted that would not have been granted for an ordinary loan approval or those which, having been classified as standard or substandard, have again encountered payment difficulties during the term of the transaction.

•	Substandard: transactions previously classified as non-performing with respect to which, following forbearance, sustained payments have been made for a certain period, depending on the transaction features and the type of guarantee, and transactions previously classified as standard: i) which have been granted an initial grace period and will remain in this category until three monthly instalments (or the equivalent) have been paid after the grace period, or ii) that following forbearance have become irregular (missed payment).

•	Standard: transactions previously classified as non-performing or substandard which have successfully completed the precautionary observation periods established in the corporate policy evidencing that payment capacity pursuant to the terms established has been restored, and transactions classified as standard at the date of forbearance, until they meet the requirements to cease to be subject to the special monitoring described above.

The table below shows the changes in 2015 in the forborne loan portfolio:

Millions of euros	2015
Beginning balance	56,703
Of which: Unimpaired	33,135
Impaired	23,568
Additions	18,178
Reductions (*)	(19,519)
Balance at end of year	55,362
Of which: Unimpaired	34,190
Impaired	21,172

(*)	Including, mainly, debt repayments, foreclosures and write-offs and transactions that have ceased to be subject to special monitoring because the probation periods and aforementioned requirements have been met.

62% of the forborne loan transactions are classified as other than non-performing. Particularly noteworthy are the level of existing guarantees (77% of transactions are secured by collateral) and the coverage provided by specific allowances (representing 20% of the total forborne loan portfolio and 52% of the non-performing portfolio).

d) Trading market and structural risk

1. Activities subject to market risk and types of market risk

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

•	Interest rate risk is the possibility that fluctuations in interest rates might have an adverse effect on the value of a financial instrument, on a portfolio or on the Group as a whole. Interest rate risk affects, inter alia, loans, deposits, debt securities, most financial assets and liabilities held for trading and derivatives.

•	Inflation rate risk is the possibility that fluctuations in inflation rates might have an adverse effect on the value of a financial instrument, on a portfolio or on the Group as a whole. Inflation rate risk affects, inter alia, loans, debt securities and derivatives, the returns on which are linked to inflation or to an actual variation rate.

•	Foreign currency risk is defined as the sensitivity of the value of a position in a currency other than the base currency to a potential change in exchange rates. Accordingly, a long position in a foreign currency will generate a loss if this currency depreciates against the base currency. The positions affected by this risk include investments in subsidiaries in currencies other than the euro, and loans, securities and derivatives denominated in foreign currencies.

•	Equity risk is the sensitivity of the value of the open positions in equity securities to adverse changes in the market prices of those equity securities or in future dividend expectations. Equity risk affects, among other instruments, positions in shares, equity indices, convertible bonds and equity derivatives (puts, calls, equity swaps, etc.).

•	Credit spread risk is the sensitivity of the value of open positions in fixed-income securities or in credit derivatives to fluctuations in the credit spread curves or in the recovery rates (RR) of specific issuers and types of debt. The spread is the differential between the quoted price of certain financial instruments over other benchmark instruments, mainly the IRR of government bonds and interbank interest rates.

•	Commodity price risk is the risk arising from the effect of potential changes in commodity prices. The Group’s exposure to commodity price risk is not material and it is concentrated in commodity derivatives with customers.

•	Volatility risk is the sensitivity of the value of the portfolio to changes in the volatility of risk factors: interest rates, exchange rates, share prices, credit spreads and commodities. Volatility risk arises on financial instruments whose measurement model includes volatility as a variable, most notably financial option portfolios.

All these market risks can be mitigated in part or in full through the use of derivatives such as options, futures, forwards and swaps.

In addition, there are other market risks, which are more difficult to hedge and are as follows:

•	Correlation risk. Correlation risk is defined as the sensitivity of the value of the portfolio to changes in the relationship between risk factors (correlation), whether they are the same type (e.g. between two exchange rates) or different (e.g. between an interest rate and a commodity price).

•	Market liquidity risk. The risk that a Group entity or the Group as a whole may not able to unwind or close a position on time without affecting the market price or the cost of the transaction. Market liquidity risk may be caused by the reduction in the number of market makers or institutional investors, the execution of large volumes of transactions and market instability, and it increases as a result of the current concentration in certain products and currencies.

•	Prepayment or termination risk. When the contractual relationship in certain transactions explicitly or implicitly permits early repayment before maturity without negotiation, there is a risk that the cash flows might have to be reinvested at a potentially lower interest rate. It mainly affects mortgage loans or securities.

•	Underwriting risk. Underwriting risk arises as a result of an entity’s involvement in the underwriting of a placement of securities or other type of debt, thus assuming the risk of owning part of the issue or the loan if the entire issue is not placed among the potential buyers.

Pensions risk and actuarial risk are also affected by changes in market factors.

The activities are segmented by risk type as follows:

a)	Trading: financial services for customers, trading operations and positions taken mainly in fixed-income, equity and foreign currency products. This activity is managed mainly by the Santander Global Corporate Banking (SGCB) division.

b)	Structural risks: a distinction is made between on-balance-sheet risks and pensions and actuarial risks:

b.1)	Structural balance sheet risks: market risks inherent to the balance sheet, excluding financial assets and liabilities held for trading. Decisions affecting the management of these risks are taken through the ALCO committees in the respective countries in coordination with the Group’s ALCO committee and are implemented by the financial management division. The aim pursued is to ensure the stability and recurring nature of both the net interest margin of the commercial activity and the Group’s economic value, whilst maintaining adequate liquidity and solvency levels. The structural balance sheet risks are as follows:

•	Structural interest rate risk: arises as a result of the maturity and repricing gaps of all the assets and liabilities on the balance sheet.

•	Structural foreign currency risk/hedges of results: foreign currency risk resulting from the fact that investments in consolidable and non-consolidable companies are made in currencies other than the euro (structural exchange rate). In addition, this item includes the positions to hedge the foreign currency risk on future results generated in currencies other than the euro (hedges of results).

•	Structural equity risk: this item includes equity investments in non-consolidated financial and non-financial companies and available-for-sale portfolios comprising equity positions.

b.2)	Pensions and actuarial risks

•	Pensions risk: the risk assumed by the entity in relation to pension obligations to its employees. This relates to the possibility that the fund may not cover these obligations in the accrual period of the benefits and the return obtained by the portfolio may not be sufficient and might oblige the Group to increase the level of contributions.

•	Actuarial risk: unexpected losses arising as a result of an increase in the obligations to policyholders, and losses arising from an unexpected increase in expenses.

2. Trading market risk

The Group’s trading risk profile remained moderately low in 2015, in line with previous years, due to the historical focus of the Group’s activity on providing a service to its customers, the limited exposure to complex structured products and the diversification by geographical area and risk factor.

The Group continued to have very limited exposure to complex structured instruments or vehicles, as a reflection of its culture of management in which prudence in risk management constitutes one of its principal symbols of identity. Specifically, at 2015 year-end, the Group had:

•	Hedge funds: the total exposure was not material (EUR 220 million at December 31, 2015) and was entirely indirect: the Group acted mainly as a counterparty in derivatives transactions and in hedge fund funding transactions. This exposure featured low loan-to-value ratios, at around 17% (collateral of EUR 1,225 million at the end of December). The risk exposure to this type of counterparty is analyzed on a case-by-case basis, and the percentages of collateral are established according to the features and assets of each fund.

•	Monolines: the Group’s exposure to monoline insurers amounted to EUR 138 million[5] in December 2015, and was concentrated mainly on an indirect exposure of EUR 136 million, by virtue of the guarantee provided by entities of this kind for various traditional financing or securitization transactions. The exposure was to double-default risk in this case. The primary underlyings had high credit ratings. The small remainder was direct exposure (e.g. through the purchase of a credit default swap to protect it against the risk of default of these insurance companies). Exposure remained substantially the same as in 2014.

In short, it can be affirmed that, in general, the exposure to instruments of this kind in the ordinary course of the Group’s business continued to decrease in 2015. It is due mainly to the integration of exposures at entities acquired by the Group, such as Sovereign in 2009. All these exposures were known at the time of the purchase and adequate provisions were recognized. Since their integration in the Group these exposures have been reduced notably, the final objective being their derecognition.

The Group’s policy with respect to the approval of new transactions involving these products continues to be very prudent and conservative and is subject to strict supervision by the Group’s senior management. Before authorizing a new transaction, product or underlying, the risk division checks:

•	Whether there is an adequate valuation model (mark-to-market, mark-to-model or mark-to-liquidity) to monitor the value of each exposure.

•	Whether the inputs enabling application of this valuation model are observable in the market.

Provided the two aforementioned conditions are met, the risk division ascertains:

•	The availability of adequate systems duly adapted for the daily calculation and monitoring of the results, positions and risks of the new transactions envisaged.

•	The degree of liquidity of the product or underlying, with a view to arranging the related hedge on a timely basis.

[5]	The guarantees provided by monoline insurers for US municipal bonds are not treated as exposure. These guarantees amounted to EUR 19 million at December 2015.

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

The number of violations in 2015 is in line with the expected performance of the VaR calculation model, given that a confidence level of 99% and a time horizon of one year are used (with a longer time horizon one could expect an average of two or three violations a year).

3. Structural balance sheet risks6

3.1. Main aggregates and variations

The market risk profile inherent to the Group’s balance sheet, in relation to the volume of assets and capital, and the projected net interest margin, remained at moderate levels in 2015, in line with previous years.

Structural interest rate risk

•	Europe and the United States

The main balance sheets, i.e. those of Spain, the UK and the US, in mature markets and against a backdrop of low interest rates, reported positive sensitivities of the market value of equity and of the net interest margin to interest rate rises.

In any case, the level of exposure in all countries is moderate in relation to the annual budget and the amount of capital.

At the end of December 2015, the exposure relating to the net interest margin at one year, measured as the sensitivity thereof to parallel shifts of ± 100 basis points, was concentrated on the euro yield curve, with EUR 257 million of exposure, the Polish zloty yield curve, with EUR 83 million of exposure and the US dollar yield curve, with EUR 78 million of exposure, in all cases to falls in interest rates.

At the same date, the most significant exposure relating to the market value of equity, measured as the sensitivity thereof to parallel shifts of ± 100 basis points, was that of the euro yield curve, with EUR 3,897 million of exposure to falls in interest rates. The exposure to falls in interest rates of the US dollar and pound sterling yield curves was EUR 691 million and EUR 488 million, respectively. These scenarios are very unlikely at present.

•	Latin America

The balance sheets are positioned, in terms of both value of equity and net interest margin, for falling interest rates, except in the case of the net interest margin in Mexico, since the country’s excess liquidity is invested in local currency in the short term.

[6]	Includes the total balance sheet, except for financial assets and liabilities held for trading.

In 2015 the level of exposure in all countries continued to be moderate in relation to the annual budget and the amount of capital.

At year-end, the exposure relating to the net interest margin at one year, measured as the sensitivity thereof to parallel shifts of ± 100 basis points, was concentrated on three countries: Brazil (EUR 124 million), Mexico (EUR 37 million) and Chile (EUR 23 million).

•	VaR of on-balance-sheet structural interest rate risk

In addition to sensitivities to interest rate fluctuations (shifts not only of ±100 basis points, but also of ±25, ±50 and ±75 basis points are assessed, in order to better characterize risk in countries with very low rate levels), the Group uses other methods to monitor on-balance-sheet structural interest rate risk including, inter alia, scenario analysis and VaR calculations, using a methodology similar to that used for the trading book.

Structural foreign currency risk/hedges of results

Structural foreign currency risk arises from the Group’s operations in foreign currencies, and relates mainly to long-term investments, the results thereof and the hedges for both.

Foreign currency risk is managed dynamically, in order to limit the impact on the core capital ratio of exchange rate fluctuations7. In 2015 the levels of the foreign currency risk core capital ratio remained at around 100%.

At 2015 year-end, the largest long-term exposures (with their potential impact on equity) corresponded, in descending order, to the pound sterling, the US dollar, the Brazilian real, the Chilean peso, the Mexican peso and the Polish zloty. The Group hedges a portion of these long-term exposures through foreign exchange derivatives.

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

At the end of December 2015, the equity positions (banking book) were diversified across various geographical areas, the main ones being Spain, the US, China, Brazil and the Netherlands. As regards industries, the equity positions are mainly invested in financial services and insurance; other industries represented to a lesser extent are professional, scientific and technical activities, the public sector (the holding in SAREB), the manufacturing industry and the transport and storage industry.

The structural equity positions are exposed to market risk. VaR is calculated for these positions using series of market prices or proxies.

Structural VaR

In short, a homogeneous metric such as VaR can be used to monitor the total on-balance-sheet market risk (excluding the Santander Global Corporate Banking trading activity), distinguishing between fixed-income (considering both interest rates and credit spreads for ALCO portfolios), exchange rate and equities.

In general, it can be said that structural VaR is not high in terms of the Group’s volume of assets or capital.

3.2. Methodologies

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

[7]	At the beginning of 2015 the method of covering the core capital ratio was changed from phase-in to fully-loaded.

The metrics used by the Group to control interest rate risk in these activities are the repricing gap, the sensitivity of net interest margin and market value of equity to changes in interest rates, the duration of capital and value at risk (VaR) for economic capital calculation purposes.

Structural foreign currency risk/hedges of results

These activities are monitored by measuring positions, VaR and results on a daily basis.

Structural equity risk

These activities are monitored by measuring positions, VaR and results on a monthly basis.

Limit control system

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

4. Pensions and actuarial risks

4.1. Pensions risk

In managing the risk associated with the defined-benefit employee pension funds, the Group assumes the financial, market, credit and liquidity risks incurred in connection with the fund’s assets and investments and the actuarial risks arising from the fund’s liabilities, i.e. the pension obligations to its employees.

The aim pursued by the Group in pensions risk control and management is primarily to identify, measure, follow up, control, mitigate and report this risk. The Group’s priority, therefore, is to identify and mitigate all clusters of pensions risk.

Therefore, in the methodology used by the Group, the total losses on assets and liabilities in a stress scenario defined by changes in interest rates, inflation, stock markets and property indices, as well as credit and operational risk, are estimated every year.

4.2. Actuarial risk

Actuarial risk arises from biometric changes in the life expectancy of insureds (life insurance), unexpected increases in projected indemnity payments in non-life insurance and, in any event, unexpected changes in the behavior of insurance policyholders in exercising the options envisaged in the contracts.

A distinction is made between the following actuarial risks:

•	Life liability risk: risk of loss in the value of life insurance liabilities caused by fluctuations in the risk factors affecting such liabilities:

•	Mortality/longevity risk: risk of loss due to changes in the value of liabilities as a result of changes in the estimate of the probability of death/survival of insureds.

•	Morbidity risk: risk of loss due to changes in the value of liabilities as a result of changes in the estimate of the probability of disability/incapacity of insureds.

•	Surrender/lapse risk: risk of loss due to changes in the value of liabilities as a result of the early termination of the contract or changes in the policyholders’ exercise of rights with regard to surrender, extraordinary contributions and/or paid up options.

•	Expense risk: risk of loss due to changes in the value of liabilities arising from adverse variances in expected expenses.

•	Catastrophe risk: losses caused by the occurrence of catastrophic events that increase the entity’s life liabilities.

•	Non-life liability risk: risk of loss due to changes in the value of non-life insurance liabilities caused by fluctuations in the risk factors affecting such liabilities:

•	Premium risk: loss arising from the lack of sufficient premiums to cater for claims that might be made in the future.

•	Reserve risk: loss arising from the lack of sufficient reserves for claims incurred but not settled, including the expenses arising from the management of such claims.

•	Catastrophe risk: losses caused by the occurrence of catastrophic events that increase the entity’s non-life liabilities.

e) Liquidity and funding risk

1. Introduction to the treatment of liquidity and funding risk

Liquidity and funding management has always been a basic element of the Group’s business strategy and a fundamental cornerstone, together with capital, on which the strength of its balance sheet rests.

The Group relies on a decentralized funding model composed of subsidiaries that are autonomous and self-sufficient in terms of liquidity. Each subsidiary is responsible for covering the liquidity needs arising from its current and future activity, either by taking deposits from its customers in its area of influence, or by resorting to the wholesale markets where it operates, subject to management and supervision procedures coordinated at Group level.

This funding structure has proven to be most effective in situations of high market stress as it prevents difficulties in one area from affecting funding capacity in other areas and, therefore, the Group as a whole, which could occur if a centralized funding model were used.

In addition, at the Group this funding structure benefits from the advantages of having a commercial banking model with a significant presence in ten markets with great potential, with the focus on retail customers and a high level of efficiency. As a result, the subsidiaries have a considerable capacity to attract stable deposits, as well as a significant issue capacity in the wholesale markets of their respective countries, generally in local currency.

2. Liquidity management

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

2.1. Organizational and governance model

Decisions relating to all structural risks, including liquidity and funding risk, are made though local asset-liability committees (ALCOs) in coordination with the Global ALCO.

The Global ALCO is the body empowered by the board of directors of Banco Santander to coordinate the asset and liability management (ALM) function throughout the Group, including the management of liquidity and funding, which is carried out by the local ALCOs in accordance with the corporate ALM framework.

It is presided over by the Bank’s chair and its members are an executive deputy chairman (who, in turn, is the chairman of the executive risk committee), the CEO, the finance and risk executive vice presidents, and other executive vice presidents and heads of certain business and analysis units who perform advisory functions.

The liquidity risk profile and appetite aim to reflect the Group’s strategy in conducting its business, which consists of structuring the balance sheet to render it as resilient as possible to potential liquidity stress scenarios. To this end, appetite metrics have been structured to reflect the application, on an individual basis, of the principles of the Group’s management model, with specific levels for the structural funding ratio and minimum liquidity horizons under various stress scenarios.

Simultaneously, various scenario analyses are conducted considering the additional liquidity needs that could arise if certain very severe but highly unlikely events occur.

2.2. Balance sheet analysis and liquidity risk measurement

Liquidity and funding decision-making is based on a thorough understanding of the Group’s current situation (environment, strategy, balance sheet and liquidity position), of the future liquidity needs of the various units and businesses (liquidity projection) and of the accessibility and situation of the funding sources in wholesale markets.

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

All these measures are in line with the practices being promoted to strengthen the liquidity of financial institutions by the Basel Committee and the various regulators (in the European Union, the European Banking Authority). The objective is to define a framework of principles and metrics which, in certain cases, are nearing implementation and, in others, are at the early stages of development.

In 2015 the Internal Liquidity Adequacy Assessment Process (ILAAP) was conducted for the first time. The ILAAP, which focuses on both quantitative and qualitative aspects, must be integrated with the Group’s other strategic and risk management processes. The Group maintained a robust liquidity position across all its units, in both the base scenario and potential stress scenarios.

Methodology for liquidity risk monitoring and control

The aims of the liquidity risk metrics adopted by the Group are:

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

Short-term metrics include basically the liquidity gap, while structural metrics feature the net structural balance-sheet position. The Group supplements these metrics by developing various stress scenarios. Following is a detailed description of these three metrics:

•	Liquidity gap

The liquidity gap provides information on potential cash inflows and outflows -both contractual and those estimated using assumptions- for a given period. Liquidity gap analyses are prepared for each of the main entities and for each of the currencies in which the Group operates. At the end of 2015, all units complied comfortably with the horizons set at corporate level for the liquidity scenario.

•	Net structural position

The purpose of this metric is to determine the reasonableness of the balance-sheet funding structure. The Group’s aim is to ensure that its structural needs (lending, non-current assets, etc.) are satisfied by means of an appropriate combination of wholesale funding sources and a stable retail customer base, as well as capital and other non-current liabilities. Each unit prepares its liquidity balance sheet based on the nature of its business and compares its liquidity needs with the various funding sources available to it. At the end of 2015, the Group had a structural liquidity surplus of more than EUR 149,000 million.

•	Scenario analysis

The Group supplements the aforementioned metrics by developing various stress scenarios. Its main objective is to identify the critical factors of potential crises and, at the same time, to define the most appropriate management measures to address each of the situations assessed.

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

The definition of scenarios and the calculation of metrics under each of them are directly related to the definition and execution of the liquidity contingency plan, which is the responsibility of financial management.

2.3. Management tailored to business needs

The Group performs its liquidity management at subsidiary and/or business unit level in order to finance its recurring activities with the appropriate terms and prices.

In practice, in keeping with the funding principles mentioned above, the liquidity management at these units consists of the following:

•	Preparation of a liquidity plan each year on the basis of the funding needs arising from the budgets of each business. Based on these liquidity requirements and taking into account certain prudential limits on the raising of funds in the short-term markets, the financial management area establishes an issue and securitization plan for the year at subsidiary/global business level.

•	Year-round monitoring of the actual changes in the balance sheets and in the funding requirements of the subsidiaries/businesses, which results in the relevant updates of the plan.

•	Monitoring and management of the units’ compliance with the regulatory ratios, and oversight of the level of encumbered assets in each unit’s funding, from a structural standpoint and with regard to its shortest-term component.

•	Continuous active presence in a wide range of wholesale funding markets, enabling the Group to maintain an adequate issue structure that is diversified in terms of product type and has a conservative average maturity.

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

Traditionally, the Group’s main subsidiaries have been self-sufficient in terms of their structural funding. The exception is Santander Consumer Finance (SCF), which, because it specializes in consumer financing mainly through dealer/retailer recommendations, has required the financial support of other Group units, especially the Parent.

This support, at all times provided at market prices based on the term of the funding and the internal rating of the borrower unit, has decreased over time and currently relates substantially in full to needs with regard to the new portfolios and business units included in SCF within the framework of the agreement with Banque PSA Finance. This requirement for increased financial support from the Group will remain in 2016, since further units have yet to be included. In the medium term, as the new units develop their own wholesale funding capacities, as required by the Group’s model, this financial support will be reduced.

3. Funding strategy and evolution of liquidity in 2015

3.1. Funding strategy

In the last few years the Group’s funding activity has been underpinned by the extension of the management model to all Group subsidiaries, including recent acquisitions, and, above all, by the adaptation of the subsidiaries’ strategies to the growing demands of both markets and regulators. These demands were not uniform across the markets and reached far higher levels of difficulty and pressure in certain areas, such as the peripheral regions of Europe.

In any case, it is possible to identify a series of general trends in the policies implemented by the Group’s subsidiaries in their funding and liquidity management strategies since the beginning of the crisis, namely:

•	Maintenance of adequate, stable medium- and long-term wholesale funding levels at Group level. At 2015 year-end, this funding represented 21% of the liquidity balance sheet, a level similar to that of recent years but well below that at 2008 year-end (28%) when wholesale liquidity, which was more abundant and less expensive, had not yet suffered the pressures of the crisis.

•	Holding a sufficient volume of assets eligible for discount at central banks as part of the liquidity reserve to cater for episodes of stress on wholesale markets. In particular, in recent years the Group has raised its total discount capacity significantly, from close to EUR 85,000 million at 2008 year-end to the current level of more than EUR 195,000 million.

•	Strong generation of liquidity from the commercial business due to the lower growth of credit and greater emphasis on attracting customer funds.

Thanks to all these market and business developments, based on a sound liquidity management model, the Group currently enjoys a very robust funding structure, the main features of which are as follows:

•	High proportion of customer deposits in a predominantly commercial balance sheet. Customer deposits are the Group’s major source of funding. These deposits represent around two thirds of the Group’s net liabilities (i.e. of the liquidity balance sheet) and at the end of 2015 they accounted for 86% of net loans.

•	Diversified wholesale funding, primarily at medium and long term, with a very small proportion maturing in the short term. Medium- and long-term wholesale funding represents 21% of the Group’s net liabilities and enables it to cater for the net loans not funded with customer deposits (the commercial gap).

This funding is well-balanced by type of instrument (approximately 40% senior debt, 30% securitizations and structured instruments with collateral, 20% cédula-type covered bonds, with the remainder consisting of preference shares and subordinated debt) and by market: the markets with a greater proportion of issues are the ones where investment activity is higher.

3.2. Evolution of liquidity in 2015

At the end of 2015, in comparison with 2014, the Group reported:

•	A stable ratio of loans to net assets (total assets less trading derivatives and interbank balances) at 75% due to the improvement in lending following the end of deleveraging in mature markets.

•	A loan-to-deposit (LTD) ratio of 116%. This trend reflects the recovery of credit in mature markets, both organic and inorganic (acquisition of consumer finance businesses in Europe), and the increased focus on optimizing the cost of retail deposits in countries with low interest rates.

•	A decline in the ratio of customer deposits plus medium- and long-term funding to loans, for reasons similar to those for the trend in the LTD ratio, since the increase in the wholesale funds raised at the Group is also lower than that in loans.

•	A continuing limited recourse to short-term wholesale funding at the Group. The ratio of this funding stood at around 2%.

•	Lastly, an increase in the Group’s structural surplus (i.e. the excess of structural funding resources -deposits, medium- and long-term funding, and capital- over structural liquidity requirements -non-current assets and loans-), which had an average balance of EUR 159,000 million in 2015.

Early compliance with regulatory ratios

As part of its liquidity management model, in recent years the Group has been managing the implementation, monitoring and early compliance with the new liquidity requirements set by international financial legislation.

•	LCR (Liquidity Coverage Ratio)

In 2014, following the approval by the Basel Committee of the final definition of the short-term liquidity coverage ratio (LCR), the delegated act of the European Commission was adopted which, within the scope of the CRD IV, defines the criteria for calculating and implementing this metric in the European Union. The implementation has been delayed until October 2015, although the level of initial compliance remains at 60%, which should gradually increase to 100% by 2018.

The starting position in short-term liquidity, coupled with the autonomous management of the ratio in all major units, has enabled compliance levels exceeding 100% to be maintained throughout 2015, thereby surpassing regulatory requirements.

•	NSFR (Net Stable Funding Ratio)

The final definition of the net stable funding ratio was approved by the Basel Committee in October 2014, and it has still to be transposed into local legislation.

In relation to this ratio, the Group benefits from a high weighting of customer deposits, which are more stable, from long-term liquidity needs arising from the commercial activity funded by medium- and long-term instruments, and from limited recourse to short term. All of this enables the Group to maintain a balanced liquidity structure, which is reflected in NSFR levels exceeding 100% at 2015 year-end, although compliance will not be required until 2018.

Asset encumbrance

It is important to note the Group’s moderate use of assets as collateral for structural balance-sheet funding sources. Following the guidelines laid down by the European Banking Authority (EBA) in 2014, the concept of asset encumbrance includes both on-balance-sheet assets provided as collateral in transactions to obtain liquidity and off-balance-sheet assets that have been received and re-used for the same purpose, as well as other assets associated with liabilities for reasons other than funding.

The reported Group information as required by the EBA at 2015 year-end is as follows:

On-balance-sheet encumbered assets

Billions of euros	Carrying amount of encumbered assets	Carrying amount of non- encumbered assets
Assets	323.3	1,017.0
Loans and advances	217.8	725.9
Equity instruments	13.2	10.5
Debt securities	74.6	105.5
Other assets	17.7	175.1

Encumbrance of collateral received

Billions of euros	Fair value of encumbered collateral received or own debt securities issued	Fair value of collateral received or own debt securities issued available for encumbrance
Collateral received	44.9	52.0
Credits and loans	1.2	—
Equity instruments	0.9	1.7
Debt securities	42.8	45.1
Other collateral received	—	5.2
Own debt securities issued other than own covered bonds or ABSs	—	5.6

Encumbered assets and collateral received and matching liabilities

Billions of euros	Matching liabilities, contingent liabilities or securities lent	Assets, collateral received and own debt securities issued other than covered bonds and ABSs encumbered
Total sources of encumbrance (carrying amount)	302.6	368.3

On-balance-sheet encumbered assets amounted to EUR 323.3 billion, more than two-thirds of which are loans (mortgage loans, corporate loans, etc.). Off-balance-sheet encumbered assets amounted to EUR 44.9 billion, relating mostly to debt securities received as collateral in asset purchase transactions and re-used as reverse repo. Taken together, these two categories represent a total of EUR 368.3 billion of encumbered assets, which give rise to EUR 302.6 billion of matching liabilities.

At December 31, 2015, total assets encumbered in funding transactions represented 26% of the Group’s expanded balance sheet under EBA standards (total assets plus collateral received: EUR 1,437 billion at December 2015). Therefore, the ratio of encumbered assets in funding transactions remained at the same level as in 2014: the Group’s recourse to TLTROs in 2015 was offset by the maturity of secured debt (mainly mortgage-backed securities) that has been replaced by unsecured debt.

Lastly, regard should be had to the different sources of encumbrance and the role they play in the Group’s funding:

•	44% of total encumbered assets relate to collateral provided in medium- and long-term financing transactions (with residual maturity of more than one year) to fund the commercial balance-sheet activity. This places the level of asset encumbrance in “structural” funding transactions at 11% of the expanded balance sheet under EBA standards.

•	The other 56% relate to transactions in the short-term market (with residual maturity of less than one year) or to collateral provided in derivative transactions whose purpose is not to fund the ordinary business activity but rather to ensure efficient short-term liquidity management.

f) Operational risk

1. Definition and objectives

Following the Basel guidelines, the Group defines operational risk (OR) as “the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events”.

Operational risk is inherent in all products, activities, processes and systems, and is generated in all business and support areas; accordingly, all employees are responsible for managing and controlling the risks arising in their area of activity.

The aim pursued by the Group in operational risk control and management is primarily to identify, measure/assess, monitor, control, mitigate and report this risk.

The Group’s priority, therefore, is to identify and mitigate any clusters of operational risk, irrespective of whether or not they have given rise to any losses. Measurement of this risk also contributes to the establishment of priorities in operational risk management.

For the purpose of calculating regulatory capital for operational risk, the Group has been applying the standardized approach provided for under the European Capital Requirements Directive.

2. Operational risk management and control model

2.1. Operational risk management cycle

The operational risk management and control model includes the following phases:

•	Identification of the operational risk inherent in all the Group’s activities, products, processes and systems.

•	Definition of the target operational risk profile, specifying the strategies by unit and time horizon, through the establishment of the operational risk appetite and tolerance, the annual loss budget and the monitoring thereof.

•	Encouragement of the involvement of all employees in the operational risk culture, through appropriate training for all areas and levels of the organization.

•	Objective and ongoing measurement and assessment of operational risk, consistent with the industry and regulatory standards (Basel, Bank of Spain, etc.).

•	Continuous monitoring of operational risk exposures, implementation of control procedures, improvement of the internal control environment and mitigation of losses.

•	Establishment of mitigation measures to eliminate or minimize operational risk.

•	Preparation of periodic reports on the exposure to operational risk and its level of control for senior management and the Group’s areas/units, and reporting to the market and the regulatory authorities.

•	Definition and implementation of the methodology required for the internal calculation of capital in terms of expected and unexpected loss.

The following is required for each of the key processes indicated above:

•	Definition and implementation of systems enabling the Group to monitor and control operational risk exposures. These systems are integrated into the Group’s daily management, using the current technology and maximizing the automation of applications.

•	Definition and documentation of operational risk management and control policies and implementation of the related methodologies and tools consistent with current regulations and best practices.

2.2. Risk identification, measurement and assessment model

In order to identify, measure and assess operational risk, the Group defined a set of quantitative and qualitative corporate techniques/tools that are combined to perform a diagnosis based on the identified risks and obtain a valuation through the measurement/assessment of the area/unit.

The quantitative analysis of this risk is carried out mainly using tools that record and quantify the potential level of losses associated with operational risk events.

The tools defined for the qualitative analysis aim to assess aspects (coverage/exposure) linked to the risk profile, thereby making it possible to capture the control environment in place.

2.3. Operational risk information system

The Group has a corporate information system that supports the operational risk management tools and facilitates the information and reporting functions and requirements at local and corporate level.

This system features event recording, risk mapping, assessment, indicator, mitigation and reporting modules, and is applicable to all the Group entities.

3. Mitigation measures

The model requires the Group to monitor the mitigation measures established in response to the main sources of risk, which were identified through an analysis of the tools used in managing operational risk, and as a result of the organizational and development model and the preventive implementation of operational risk management and control policies and procedures.

The Group’s model integrates the measures in a shared database, which makes it possible to assign each mitigating measure to the various tools used (events, indicators, self-assessment, scenarios, recommendations and preventive policies).

The most significant mitigation measures have focused on the improvement of security for customers in their day-to-day transactions, the management of external fraud, the ongoing improvement of processes and technology, and on taking steps to ensure that products are sold and services are provided in an appropriate manner.

Cybersecurity and data security plans

In 2015 the Group continued to devote its full attention to cybersecurity-related risks, which affect all types of companies and institutions, including those in the financial sector.

This situation, which is generating concern among entities and regulators, is prompting the adoption of preventive measures in order to be prepared for cyberattacks.

In order to step up and supplement the actions already in progress, the Group has prepared the Santander cyber-security program, which stipulates: i) a governance integrating the three lines of defense; ii) a cyber resilience-oriented line of action envisaging measures in the areas of identification, prevention, protection, detection and reaction; iii) aspects of cybersecurity with an impact on training, access control and segregation of functions, as well as secure software development; and iv) initiatives for organizational reinforcement.

Inspired by international standards, the Group has developed its internal cybersecurity reference model, endowing it with certain maturity concepts. At the same time, it has continued to implement the cybersecurity master plans at the various Group entities, achieving the following noteworthy milestones:

•	Specific budgetary allocations for the improvement of mechanisms to protect against cybersecurity problems at the Group’s various entities and geographical locations.

•	Arrangement of a corporate-wide cyber insurance policy.

•	Improvement of the security monitoring services and extension of their scope.

•	Participation in the numerous cyber exercises conducted at various Group locations, aimed at evaluating the response of companies to cyber incidents.

•	Cooperation with international forums with the objective of identifying best practices and sharing information about threats.

4. Business continuity plan

The Group has a business continuity management system to ensure the continuity of the business processes of its entities in the event of a disaster or serious incident.

This basic objective consists of the following:

•	Minimizing possible injury to persons, as well as adverse financial and business impacts for the Group, resulting from an interruption of normal business operations.

•	Reducing the operational effects of a disaster by supplying a series of pre-defined, flexible guidelines and procedures to be employed in order to resume and recover processes.

•	Resuming time-sensitive business operations and associated support functions, in order to achieve business continuity, stable earnings and planned growth.

•	Protecting the public image of, and confidence in, the Group.

•	Meeting the Group’s obligations to its employees, customers, shareholders and other third-party stakeholders.

In 2015 the Group continued to make progress in the implementation and ongoing improvement of its business continuity management system. Implementation of the three lines of defense with regard to business continuity was reinforced and the newly-created businesses and divisions were included in the scope of management.

5. Other matters relating to operational risk control and monitoring

Analysis and monitoring of controls in market operations

In view of the specific features and complexity of financial markets, the Group continually improves its operational control procedures in order to remain in line with new regulations and best market practices. Thus, in 2015, further improvements were made to the control model for this business, placing particular emphasis on the following points:

•	Analysis of the individual transactions of each treasury operator to detect any possible anomalous conduct. In the course of the year, the thresholds applied for each of the controls were reviewed, together with the other control areas, and, as a new feature, specific limits were introduced for each desk.

•	Implementation of a new tool enabling compliance with new record-keeping requirements in monitoring communication channels adapted to the new regulations.

•	Tightening of controls on transaction cancellations and modifications, and calculation of the actual cost of such events if they are due to operational errors.

•	Reinforcement of controls on contributions of prices to market indices.

•	Development of additional controls to detect and prevent irregular transactions (such as, for example, the establishment of controls on triangular transactions).

•	Development of additional controls on access to front-office transaction record-keeping systems (for example, for the purpose of detecting shared users).

•	Adaptation of existing controls and development of new controls to comply with Volcker Rule requirements.

•	Formalization of IT procedures, tools and systems for cybersecurity risk protection, prevention and training.

The financial market business is also undergoing a global transformation and evolution of the operational risk management model, combined with a modernization of the technology platforms and operating processes which, incorporating a robust control model, will reduce the operational risk associated with this activity.

Corporate information

The operational risk function has an operational risk management information system that provides data on the Group’s main risk elements. The information available from each country/unit in the operational risk sphere is consolidated to obtain a global view with the following features:

•	Two levels of information: one corporate, with consolidated information, and the other individualized for each country/unit.

•	Dissemination of best practices among the Group’s countries/units, obtained from the combined study of the results of qualitative and quantitative analyses of operational risk.

This information acts as the basis for meeting reporting requirements vis-à-vis the risk control committee, the risk, regulation and compliance oversight committee, the operational risk committee, senior management, regulators, rating agencies, etc.

The role of insurance in operational risk management

The Group considers insurance as a key factor in operational risk management. 2015 saw the reinforcement of the common guidelines for coordinating the various functions involved in the management cycle for operational risk-mitigating insurance, mainly the areas of proprietary insurance and operational risk control, but also the various front-line risk management areas, based on the procedure designed in 2014.

These guidelines included most notably the following activities:

•	Identification of all risks at the Group which could be covered by insurance, as well as new insurance cover for risks already identified in the market.

•	Establishment and implementation of methods for quantifying insurable risk, based on loss analysis and loss scenarios that make it possible to determine the Group’s level of exposure to each risk.

•	Analysis of the cover available in the insurance market, as well as preliminary design of the terms and conditions that best suit the requirements previously identified and evaluated.

•	Technical assessment of the level of protection provided by a policy, and of the cost and retention levels that the Group will assume (excesses and other items to be borne by the insured), for the purpose of deciding whether to arrange it.

•	Negotiation with insurance providers and award of policies in accordance with the relevant procedures established by the Group.

•	Monitoring of claims reported under the policies, as well as those not reported or not recovered due to incorrect reporting, establishing action protocols and specific monitoring forums.

•	Analysis of the appropriateness of the Group’s policies for the risks covered, taking the necessary measures to correct any deficiencies detected.

•	Close cooperation between local operational risk officers and local insurance coordinators in order to enhance operational risk mitigation.

•	Active involvement of the two areas in the global insurance sourcing desk (the Group’s highest technical body for the definition of insurance cover and arrangement strategies), in the insured risk monitoring forum and in the corporate operational risk committee.

g) Compliance and conduct risk

1. Scope, mission, definitions and objective

The compliance function encompasses all matters relating to regulatory compliance, the prevention of money laundering and terrorist financing, product governance and consumer protection, and reputational risk.

To this end, the compliance function promotes adherence by the Group to the rules, oversight requirements, principles and values of good conduct by establishing standards, holding debates and providing advice and information in the interest of employees, customers, shareholders and society in general.

Based on the current corporate arrangement of the Group’s three lines of defense, the compliance function is a second-line independent control function with direct access to the board of directors and its committees through the Group Chief Compliance Officer (GCCO), who has access to these bodies on a regular and independent basis. This structure is in line with banking regulatory requirements and supervisory expectations.

Compliance risks are defined as including the following:

•	Compliance risk: the risk arising from non-compliance with the legal framework, internal rules or the requirements of regulators and supervisors.

•	Conduct risk: the risk caused by inappropriate practices vis-à-vis the Bank’s relationship with its customers, the treatment and products offered to customers, and their suitability for each particular customer.

•	Reputational risk: the risk arising from negative perception of the Bank on the part of public opinion, its customers, investors or any other stakeholder.

The Group’s objective regarding compliance and conduct risk is to minimize the likelihood of non-compliance and irregularities occurring and to ensure that, should they ultimately occur, they are promptly identified, assessed, reported and resolved.

Other control functions (risk) and support functions (legal, T&O, etc.) are also involved in the control of the aforementioned risks.

2. Control and supervision of compliance risks

Based on the arrangement of the Group’s lines of defense, in particular within the compliance function, primary responsibility for managing compliance risks is shared, in the first line of defense, by the business units directly originating those risks and the compliance function, acting either directly or by assigning compliance activities or tasks to that first line.

Furthermore, as the second line of defense, in its control and oversight capacity, the compliance function is charged with establishing, encouraging and achieving adherence by the units to the uniform frameworks, policies and standards in place across the Group. To this end, a set of controls is established, the application of which is monitored and verified.

In the sphere of compliance, the GCCO is responsible for reporting to the governing and managing bodies, and also for advising and informing senior management about compliance matters and for fostering a compliance culture, within the framework of an annual program, the effectiveness of which is assessed on a regular basis. In addition to the foregoing, the deputy chairman in charge of risk and the CRO also report to the governing and managing bodies on all the Group’s risks, including compliance risks.

The compliance function provides the basic components for the management of these risks (frameworks and policies for anti-money laundering measures, codes of conduct, product marketing, reputational risk, etc.) and ensures that the other components are duly addressed by the corresponding Group units (responsible financing, data protection, customer claims, etc.), for which purpose it has established the appropriate control and supervision systems, within the second line of defense against compliance risk.

Also, internal audit - as part of its functions in the third line of defense - conducts the tests and reviews required to check that the appropriate supervision controls and components are applied, and that the standards and procedures established at the Group are being complied with.

The essential components of compliance risk management are based on resolutions adopted by the board of directors, as the highest authority for such matters, through the approval of corporate frameworks - which regulate the relevant matters - and the Group’s general code of conduct. These frameworks are approved at corporate level by Banco Santander, S.A. as the Parent of the Group, and are subsequently approved by the units, by way of their adherence thereto, for the purpose of transposing them, taking into account any applicable local requirements.

The corporate frameworks for the compliance function are as follows:

•	General compliance framework.

•	Product and service marketing framework.

•	Claims management framework.

•	Framework for the prevention of money laundering and of terrorist financing.

These corporate frameworks are developed within the sphere of the Group’s internal governance and are in keeping with the parent-subsidiaries relationship model.

For its part, the general code of conduct contains the rules of behavior and ethical principles that must govern the actions of all Group employees and is supplemented in certain matters by the rules contained in other codes and the related internal implementing regulations.

Also, the code establishes:

•	The functions and responsibilities relating to the compliance matters addressed by it.

•	The rules regulating the consequences of failure to observe the code.

•	The channel for submitting and processing notifications of allegedly irregular actions.

The regulatory compliance function, under the supervision of the risk, regulation and compliance oversight committee (CSRRC) and the regulatory compliance committee, is responsible for ensuring the effective implementation and monitoring of the general code of conduct.

3. Governance and organizational model

It is the responsibility of the board of directors of the Bank, as part of its general supervisory function, to approve the appointment of the person ultimately responsible for the compliance function (the GCCO), as well as for its framework and its development policies. In addition, the board is in charge of the Group’s general code of conduct and the corporate frameworks developed by the compliance function.

In order to reinforce the independence of compliance, the executive committee of the board of directors resolved to appoint an executive vice president to the position of GCCO. In this connection, pursuant to the GCCO’s mandate, in 2015 a program was developed for the transformation of the compliance function at global level, namely the target operating model for compliance (TOM), which will be implemented over a three-year time horizon, with the aim of elevating this function to place it on a par with the best standards in the financial services industry.

The compliance function reports to the board of directors and its committees on a monthly basis.

Also worthy of mention is the appropriate coordination in place with the operational risk function, which compiles the various loss events arising from compliance and conduct risks and which, using a risk governance featuring a combined view of all the Group’s risks, also reports to the board and its committees.

3.1. Governance

The corporate committees listed below are collective bodies with responsibilities in the sphere of compliance and are replicated at local level:

•	The regulatory compliance committee: this is the collective governance body for regulatory compliance, without prejudice to the responsibilities assigned to the specialist bodies currently existing in the function (namely the corporate product and service marketing committee, the monitoring committee and the committee for the prevention of money laundering and terrorist financing).

•	The product and service marketing committee: this is the collective governance body for the validation of products and services. The units are empowered to make the initial proposals and give authorization for new products and services, although such proposals and their compliance with corporate policies must be validated at corporate level. The committee’s objectives and functions are based on minimizing the improper marketing of products and services for customers, taking into account consumer protection principles. Its functions are performed at both corporate and local level.

•	The corporate monitoring committee is the Group’s collective governance body for the monitoring of products and services and the evaluation of customer claims across all the Group’s units. Approved products and services are monitored locally by the local monitoring committees or equivalent bodies, which report their conclusions directly to the corporate monitoring committee.

•	The committee for the prevention of money laundering and terrorist financing (formerly the analysis and resolution committee - CAR) is the collective body in this sphere that defines the related action frameworks, policies and general objectives. It also validates the prevention and coordination regulations of other collective bodies and units of the Group. In order to reinforce the governance of the function and safeguard its independence, the objectives and duties of the aforementioned committees have been revised, in the adaptation of TOM, to bring them into line with the Group’s governance model.

3.2. Organizational model

As a result of the aforementioned transformation program (TOM) and in order to ensure a vision and integrated management of the various compliance risks, the organizational structure of the function was modified, using a hybrid approach, so as to make the specialist compliance risks (vertical functions) converge with the standardized aggregate vision of those risks (transversal functions).

4. Regulatory compliance

The following functions are in place to ensure the proper control and supervision of regulatory compliance risks:

•	Application of the Group’s general code of conduct and the other codes and rules implementing it. Provision of advice on the resolution of any doubts arising from their application.

•	Cooperation with Internal Audit in the periodic reviews conducted by it on compliance with the general code of conduct and with the other codes and rules implementing it, without prejudice to any periodic reviews of compliance matters that have to be conducted directly.

•	Preparation (or amendment) of compliance programs on specific regulations, for submission to the regulatory compliance committee and, where appropriate, subsequent approval by the board of directors or its committees.

•	Presentation of periodic reports to the risk, regulation and compliance oversight committee (CSRRC) and to the board of directors on the development of the framework and the application of the compliance program.

•	Assessment of any changes that may need to be made to the compliance program, in particular where unregulated risk situations and improvable procedures are detected, and proposal of such changes to the regulatory compliance committee or to the CSRRC.

•	Receipt and handling of the complaints made by employees through the whistleblowing facility.

•	Direction and coordination of any investigations into breaches, with possible support from internal audit, and proposal of the appropriate penalties to the related committee.

•	Supervision of the compulsory training activity for the compliance program.

The target operating model (TOM) for compliance places the spotlight of the regulatory compliance function on the following areas:

•	Compliance in employee-related matters.

•	Compliance in organizational matters.

•	Compliance with market regulations.

•	Conduct in securities markets.

5. Product governance and consumer protection

As a result of the transformation of the compliance function into its new TOM, the former reputational risk management office was renamed as the product governance and consumer protection office. Its responsibilities were extended to bolster the adequate control and oversight of product and service marketing risks, to foster transparency and a simple, personal and fair approach to customers in order to protect their rights, and to ensure that policies and procedures take the consumers’ perspective into account. For this purpose, the functions listed below were established, based on two corporate frameworks and a set of policies that define the basic principles and rules of action in this area:

•	Frameworks:

•	Corporate marketing framework: a uniform system for the marketing of products and services, aimed at minimizing exposure to the risks and possible claims arising in all phases of the marketing process (validation, pre-sale, sale, monitoring).

•	Claims management framework: a uniform system for the systematized management of the recording, control, management and analysis of the causes of claims, based on their various types; this makes it possible to identify the reasons for customer dissatisfaction, to provide suitable solutions for each case and to improve, where appropriate, the processes that gave rise to the claims.

•	Functions:

•	To promote the adherence of the units to the above-mentioned corporate frameworks.

•	To facilitate the functions of the corporate marketing committee by guaranteeing the proper validation, prior to its launch, of any new product or service proposed by any Group subsidiary or by the Parent.

•	To safeguard the internal protection of consumers, with the aim of improving their relationships with the Group, by effectively promoting their rights and providing solutions to possible disputes, in accordance with best practices through any channel, as well as by fostering consumers’ financial knowledge. All these efforts are geared towards building lasting relationships with customers.

•	To identify, analyze and control the fiduciary risk generated by the private banking, asset management and insurance businesses and the outsourced custody services for customers’ financial instruments. Fiduciary risk is considered to be that arising from the management of financial instruments on behalf of customers.

•	To compile, analyze, and report to the Group’s governance bodies, the information required to conduct a proper analysis of product and service marketing risk and of claims risk, from a two-fold perspective: the possible impact on customers and on the Group, as well as on the monitoring of products and services throughout their life-cycle.

•	To supervise the marketing and claims management processes in place at the subsidiaries, making proposals for improvements and monitoring the mitigating actions taken for the risks detected.

6. Prevention of money laundering and of terrorist financing

The following functions are in place to ensure the proper control and supervision of risks relating to the prevention of money laundering and of terrorist financing:

•	One of the Group’s strategic objectives is to have an effective advanced system for the prevention of money laundering and terrorist financing that is constantly adapted to the latest international regulations and has the capacity to respond to the appearance of new techniques employed by criminal organizations.

•	This system is based on a corporate framework that defines the principles and basic action guidelines required to set minimum standards that the Group’s units must observe and which in addition are formulated on the basis of the principles contained in the 40 recommendations of the Financial Action Task Force (FATF) and of the obligations and stipulations of EU directives on the prevention of the use of the financial system for the purpose of money laundering and terrorist financing.

•	The local units, in their role as the first line of defense, are responsible for directing and coordinating the systems and procedures for the prevention of money laundering and terrorist financing in the countries where the Group has a presence, as well as for investigating and reporting suspect transactions and meeting the related supervisory reporting requirements. In addition, all local units have officers in charge of this function.

•	Corporate systems and processes have been set up at all Group units, based on decentralized technology systems, which make it possible to obtain locally managed information and data, as well as corporate function reporting, monitoring and control information. These systems enable the Group to take an active and preventive approach in analyzing, identifying and monitoring any transactions that could be linked to money laundering or terrorist financing activities.

•	The Group is a founder member, along with other large international banks, of the Wolfsberg Group, the objective of which is to establish international standards to increase the effectiveness of programs to combat money laundering and terrorist financing in the financial community. In this connection, various initiatives have been conducted which have addressed a number of different issues. The supervisory authorities and experts in this area consider that the Wolfsberg Group and the principles and guidelines set by it represent an important step in the fight against money laundering, corruption, terrorism and other serious crimes.

7. Reputational risk

As a result of the transformation of the compliance function in the development of the TOM, major progress has been made in the definition of the reputational risk model.

The specific nature of reputational risk, which arises from a wide variety of sources, combined with the highly variable perception of this risk, as it is understood by the various stakeholders, requires an approach and a management and control model that are unique, different from those used for other risks.

The reputational risk model is based on an eminently preventive approach, but also on effective crisis management processes.

Therefore, the Group’s intention is for reputational risk management to be integrated both in business and support activities and in internal processes, thus allowing the risk control and supervision functions to integrate it in their activities.

Also, the reputational risk model requires a comprehensive understanding, not only of the Group’s business activities and processes, but also of how it is perceived by its stakeholders (employees, customers, shareholders, investors and society in general) in its different environments. This approach requires close coordination between the management, support and control functions and the various stakeholders.

As mentioned above, reputational risk governance is one of the components of compliance governance. The compliance function reports on reputational risk to senior management, once the information on sources of reputational risk has been consolidated.

8. Compliance risk assessment model and risk appetite

The Group’s risk appetite, in relation to compliance, is set by its statement that it is not willing to accept any risks of this nature, the clear objective being to minimize any economic, regulatory or reputational impact on the Group. To this end, a uniform system is implemented across the units through the establishment of a common methodology consisting of the setting of a series of compliance risk indicators and assessment matrices prepared by each local unit.

In 2015 the corporate compliance function carried out a regulatory risk assessment exercise focusing on the main countries in which the Group operates. Each quarter the Group monitors -on a country-by-country basis- the action plans designed to mitigate any high risks arising from this risk assessment exercise.

Based on the new compliance TOM, in 2015 an exercise was also launched to establish new indicators and an initial risk assessment in the following functions: product governance and consumer protection, regulatory compliance, prevention of money laundering and terrorist financing, and reputational risk.

In order to obtain a global integrated view of all compliance risks and to ensure that these can be included, together with all the Group’s risks, in a single view, so that the board of directors may in turn have a holistic perspective of those risks, from 2015 onwards the risk assessment will be conducted on a consolidated basis.

Thus, the setting of the Group’s compliance risk appetite, the monitoring of compliance risks and the adoption of corrective measures, if necessary, will be included in a single view. All this will be achieved using methods and indicators that are shared with the risk function and, therefore, form part of the Group’s risk appetite framework. The incurred losses resulting from compliance risks are entered into the shared event database managed by the risk function, in order to facilitate a comprehensive view, as well as an integrated control and management, of non-financial risks.

The Group also intends, as part of the development of the TOM, to revise the taxonomy of the various types of compliance risk, as first-level risks, in order to clearly identify them and thus be able to respond to possible stress test exercises in the future.

h) Model risk

The Group understands a model as being any metric based on a quantitative method, system or approach that provides a simplified representation of reality by applying statistical, economic, financial or mathematical techniques to process data and obtain a result based on a series of assumptions and subject to a certain degree of uncertainty. Using models makes it possible to take swifter, more objective decisions, generally supported by the analysis of large quantities of information.

The use of models invariably presents model risk, which is defined as the potential for adverse consequences, including losses, from decisions based on incorrect or misused models.

According to this definition, the sources of model risk are as follows:

•	The model itself, due to the use of incorrect or incomplete data in its construction, and due to the modelling method used and its implementation in the systems.

•	The misuse of the model.

In recent years the Group has been working on the definition, management and control of model risk. A particularly noteworthy development was the creation in 2015 of a dedicated area within its risk division. This area comprises both the former model validation team and a specific control team.

The model risk function is performed both at corporate level and at each of the main entities in which the Group is present. A control framework has been defined for this function detailing, inter alia, matters relating to organization, governance and model management and validation.

Model risk management and control are structured around the life cycle of a model, as defined by the Group:

1.- Definition of standards

The Group has defined a series of standards for the development, monitoring and validation of its models. All models used within the Group -both those developed in-house and those acquired from third parties- must meet these standards. Thus, the quality of the models used at the Group for decision-making purposes is assured.

2.- Inventory

A key component of good model risk management is a complete, exhaustive inventory of the models in use.

The Group has a centralized inventory that has been constructed using a uniform taxonomy for all the models used in the various business units. This inventory contains all the relevant information on each of the models, which permits an appropriate monitoring of the models based on their importance.

The inventory also makes it possible to perform cross data analyses (by geographical area, type of model, materiality, etc.), thus facilitating the taking of strategic decisions in relation to the models.

3.- Planning

This phase features the participation of all those involved in the life-cycle of the model (users, developers, validators, data providers, technology personnel, etc.), who agree upon and set the relevant priorities.

Model planning is performed annually at each of the Group’s main units and is approved by the local governance bodies and endorsed at corporate level.

4.- Compilation of information

As indicated above, the data used in the construction of a model constitute one of the potential sources of model risk. These data must be reliable, complete and have sufficient historical depth to guarantee the suitability of the model developed.

The Group has teams that specialize in providing model construction data that have previously been certified by the data owners.

5.- Development

This is the phase in which the model is constructed, based on the needs established in the model plan and using the information provided by specialists for this purpose.

Most of the models used by the Group are developed by in-house methodology teams, although certain models are also acquired from external providers. In both cases, the models must be developed in accordance with the established standards.

6.- Pre-implementation testing

Once a model has been constructed, the developers, together with the model owners, subject it to various tests in order to ensure that the model functions as expected and, where appropriate, they make the necessary adjustments.

7.- Materiality

Each of the Group’s models must have an associated level of materiality that is set by consensus of the parties involved.

The criteria for establishing materiality are documented in a corporate policy, which is transposed and approved by each of the Group’s main units.

Materiality determines the thoroughness, frequency and scope of the validations and follow-ups performed on the model, as well as the governance bodies in which decisions on the model have to be taken.

Materiality is one of the basic data for the proper management of model risk and one of the attributes contained in the corporate inventory.

8.- Independent validation

In addition to being a regulatory requirement in certain cases, the independent validation of models is a fundamental cornerstone for the proper management and control of model risk at the Group.

Therefore, as mentioned earlier, the Group has a specialist unit, fully independent of the developers and users, which issues a technical opinion on the suitability of the internal models for the intended purposes and concludes on their robustness, usefulness and effectiveness.

Internal validation currently covers all models used in the risk function, i.e. credit, market, structural and operational risk models, as well as economic and regulatory capital models, allowance models and stress test models (including, for the latter, the models used to estimate the Group’s balance sheet and income statement aggregates).

The scope of the validation includes not only the more theoretical or methodological aspects, but also the technology systems and the data quality that underpin the effective operation of the models. In general, it includes all the relevant aspects of model management: controls, reporting, uses, involvement of senior management, etc.

After each model has been reviewed, the opinion issued is translated into a rating which, on a scale of one to five, summarizes the model risk perceived by the internal validation team.

It should be noted that the Group’s corporate internal validation environment is fully consistent with the criteria for internal validation of advanced approaches issued by the various supervisory authorities to whom the Group is subject. Accordingly, the Group maintains a segregation of functions between the units that develop and use models (first line of defense), the internal validation units (second line of defense) and internal audit (third line), which, in its role as the last layer of control, is responsible for reviewing the efficiency of the function, compliance with internal and external policies and procedures and for giving its opinion on the degree of effective independence.

9.- Approval

Before it is implemented -and, therefore, used- each model must be submitted for approval by the body corresponding to it on the basis of its materiality.

10.- Implementation

This is the phase in which the developed model is implemented in the system through which it is intended to be used. As mentioned above, the implementation phase is another possible source of model risk and, therefore, it is absolutely essential that the technical teams and model owners conduct tests to certify that the model has been implemented as defined in the relevant methodology.

11.- Monitoring

A model is designed and constructed using certain information and in specific circumstances which may change in the course of time. Consequently, models must be reviewed periodically in order to ensure that they continue to function correctly and, if this is not the case, they are adapted or redesigned.

The frequency and thoroughness with which a model is monitored is established on the basis of that model’s materiality.

12.- Management reporting

Senior Group management, both at the different units and at corporate level, monitors model risk on a regular basis through various reports that enable it to obtain a consolidated view and take the appropriate decisions.

13.- Governance

According to the model risk control framework, the models committee is the body responsible for authorizing the use of models in management. Each business unit has a models committee that is responsible for deciding on the approval of the local use of models once the consent of the corporate models committee has been obtained. Pursuant to current Group policy, all models submitted to a models committee must be accompanied by an internal validation report.

i) Strategic risk

Strategic risk is one of the risks considered by the Group to be transversal. In 2015 a management and control model was designed for this risk that serves as a benchmark for the Group subsidiaries. This model includes the definition of strategic risk, the functional and governance-related matters and a description of the main processes associated with the management and control of this risk.

Strategic risk is the risk associated with strategic decisions and with changes in an entity’s general conditions that have a significant impact on its business model and its medium- and long-term strategy.

An entity’s business model is a key element around which strategic risk revolves. It must be viable and sustainable, i.e. capable of generating acceptable results each year and for at least three years into the future.

Three categories or subtypes of strategic risk can be distinguished:

•	Business model risk: the risk associated with an entity’s business model. This includes, inter alia, the risk that the business model may become outdated or irrelevant and/or may no longer have the value to generate the desired results. This risk is caused both by external factors (macroeconomic, regulatory, social and political matters, changes in the banking industry, etc.) and by internal factors (strength and stability of the income statement, distribution model/channels, income and cost structure, operational efficiency, suitability of human resources and systems, etc.).

•	Strategy design risk: the risk associated with the strategy reflected in the entity’s five-year strategic plan. More specifically, it includes the risk that this plan may prove to be inadequate in terms of its nature or due to the assumptions considered, leading to unexpected results. Another factor that should be borne in mind is the opportunity cost of designing another more effective strategy or even that arising from a lack of action if no such strategy is designed.

•	Strategy execution risk: the risk associated with the implementation processes of three- and five-year strategic plans. Due to the medium- and long-term nature of such plans, their execution often entails risk, as a result of its complexity and the numerous variables involved. Other sources of risk to be considered are inadequate resources, change management and, lastly, the inability to respond to changes in the business environment.

In addition, for the purpose of managing and controlling strategic risk, the transversal risks associated with corporate development transactions must be taken into consideration, since they can represent a significant source of risk for the business model. These transactions are understood to be: those resulting in a change in an entity’s scope and activity, acquisitions or transfers of significant ownership interests or assets, joint ventures, strategic alliances, shareholders agreements and capital transactions.

Lastly, other types of risk must be taken into account the origin of which may be other than strategic in nature (credit, market, operational and compliance risks, etc.). These risks may have a significant impact on an entity’s financial health and also affect its strategy and business model; therefore, they must be identified, assessed, managed and controlled.

Thus, top risks are those risks with a material impact on an entity’s earnings, liquidity or capital or risks that may have undesired concentrations. These risks can reduce the entity’s distance to default.

In addition, emerging and evolving risks are those risks that had not appeared before or which have taken on a different form. Although these risks often involve a high level of uncertainty and are very difficult to quantify, their impact could be significant over a medium-long term time horizon.

j) Capital risk

The Group defines capital risk as the risk that the Group or any of its companies may have an insufficient amount and/or quality of capital to: meet the minimum regulatory requirements in order to operate as a bank; respond to market expectations regarding its creditworthiness; and support its business growth and any strategic possibilities that might arise, in accordance with its strategic plan.

The objectives in this connection include most notably:

•	To meet the internal capital and capital adequacy targets

•	To meet the regulatory requirements

•	To align the Bank’s strategic plan with the capital expectations of external agents (rating agencies, shareholders and investors, customers, supervisors, etc.)

•	To support the growth of the businesses and any strategic opportunities that may arise

The Group has a capital adequacy position that surpasses the levels required by regulations and the European Central Bank. In 2015 the Group continued to bolster its main capital ratios in response to the difficult economic and financial environment and the new regulatory demands. It began the year with a EUR 7,500 million capital increase and established a dividend policy that guarantees the organic generation of capital.

At the end of 2015 the ECB notified each bank of its minimum prudential capital requirements for the following year. In 2016, at consolidated level, Santander Group must have a minimum phase-in CET1 capital ratio of 9.75% (9.5% is the requirement for Pillar 1, Pillar 2 and the capital conservation buffer, and 0.25% is the requirement for being a global systemically important bank). At December 31, 2015, the Group’s capital exceeded the ECB’s minimum requirement.

The Group is working towards achieving a fully-loaded CET1 capital ratio in excess of 11% in 2018.

1. Regulatory framework

The regulations known as Basel III, which establish new global capital, liquidity and leverage standards for financial institutions, came into force in 2014.

From the capital standpoint, Basel III redefines what is considered to be available capital at financial institutions (including new deductions and raising the requirements for eligible equity instruments), increases the minimum capital requirements, requires financial institutions to operate permanently with capital buffers, and adds new requirements in relation to the risks considered.

In Europe, the new standards were implemented through Directive 2013/36/EU, known as the Capital Requirements Directive (“CRD IV”), and the related Capital Requirements Regulation 575/2013 (“CRR”), which is directly applicable in all EU Member States (as part of the Single Rulebook). In addition, these standards are subject to Implementing Technical Standards commissioned from the European Banking Authority (EBA).

CRD IV was transposed into Spanish legislation through Law 10/2014 on the regulation, supervision and capital adequacy of credit institutions, and its subsequent implementing regulations contained in Royal Decree 84/2015. The CRR is directly applicable in EU Member States as from January 1, 2014 and repeals all lower-ranking rules providing for additional capital requirements.

The CRR establishes a phase-in that will permit a progressive adaptation to the new requirements in the European Union. The phase-in arrangements were incorporated into Spanish regulations through Bank of Spain Circular 2/2014. They affect both the new deductions and the issues and items of capital which cease to be eligible as such under this new regulation. The capital buffers provided for in CRD IV are also subject to phase-in; they are applicable for the first time in 2016 and must be fully implemented by 2019.

The Group shares the ultimate objective pursued by the regulator, namely to endow the international financial system with greater stability and resilience. In this regard, for many years the Group has provided assistance by supporting the regulators and participating in the impact studies to calibrate standards promoted by the Basel Committee and the European Banking Authority (EBA) and coordinated at local level by the Bank of Spain.

Lastly, the latest G-20 summit (Antalya, November 2015) approved the total loss-absorbing capacity (TLAC) requirement for global systemically important banks (G-SIBs), an event which constitutes a major regulatory milestone. Banks are required to have a sufficient buffer of liabilities (capital and contingently convertible debt) that are capable of absorbing losses, either because they convert into capital or because a debt reduction is applied to them. The aim is to enable banks, when faced with the risk of bankruptcy, to regain solvency without requiring the intervention of any government. The TLAC standard has not yet been included in the current legal framework. However, the Financial Stability Board (FSB) has set its entry into force for 2019, with a three-year phase-in arrangement. For January 2019 the FSB proposes a minimum TLAC requirement equal to the higher of 16% of risk-weighted assets and 6% of leverage exposure, and, for January 2022, the higher of 18% of risk-weighted assets and 6.75% of leverage exposure.

The standard stipulates that the liabilities eligible to meet the TLAC requirement must be subordinated to other non-eligible liabilities and may include common equity, preference shares qualifying as Tier 1 capital and subordinated debt qualifying as Tier 2 capital; also, at least 33% of the TLAC-eligible liabilities must be in the form of senior and junior debt.

The FSB standard provides that the TLAC requirement must be met at consolidated level and at the level of each resolution group, as defined in the living wills. It also establishes certain restrictions on the financial support that a parent may provide to a subsidiary in complying with the standard.

In Europe, Directive 2014/59/EU -known as the Bank Recovery and Resolution Directive (BRRD)- was implemented, which pursues objectives similar to those of the TLAC standard.

This directive also includes the concept of loss absorption and a minimum requirement for capital and eligible liabilities (MREL), which is similar to the TLAC requirement. However, there are differences in terms of the ratios established, the scope of application and other definitions. The MREL is applicable to all entities operating in Europe and is not limited to global systemically important banks. It shall begin to apply on January 1, 2016, based on an “entity-by-entity” calibration, with a phase-in period of 48 months, and it is only applicable within the EU.

The MREL regulations will be reviewed at the end of 2016, following a report to be submitted to the European Commission by the EBA.

2. Regulatory capital

At December 31, 2015, the Group met the minimum capital requirements established by current legislation.

Model roll-out

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

Accordingly, the Group continued in 2015 with the project for the progressive implementation of the technology platforms and methodological improvements required for the roll-out of the AIRB approaches for regulatory capital calculation purposes at the remaining Group units.

To date the Group has obtained authorization from the supervisory authorities to use AIRB approaches for the calculation of regulatory capital requirements for credit risk for the Parent and the main subsidiaries in Spain, the United Kingdom and Portugal, as well as for certain portfolios in Germany, Mexico, Brazil, Chile, the Nordic countries (Sweden, Finland and Norway), France and the United States. The Group’s Basel implementation strategy is focused on obtaining authorization for the use of AIRB approaches at the main entities in the Americas and Europe. In 2015 authorization was obtained for the Santander Consumer Nordics auto loan portfolios to switch from the standardized approach to the AIRB approach, while the IRB approach was maintained for the corporate and retail portfolios of PSA France, following the acquisition of this investee.

With regard to operational risk, Santander Group currently uses the standardized approach for regulatory capital calculation provided for in the European Capital Directive. In 2015 the Group stepped up the pace of its transition towards an advanced operational risk management (AORM) approach. The AORM program will enable the Group to have internal capital estimation models in place in the main geographical areas, both for economic capital and stress testing purposes and with a view to their potential application for regulatory capital purposes.

As regards the other risks explicitly addressed in Pillar 1 of the Basel Capital Accord, Santander Group has been authorized to use its internal model for market risk on the treasury areas’ trading activities in Spain, Chile, Portugal and Mexico, thus continuing implementation of the roll-out plan it submitted to the Bank of Spain for the other units.

Leverage ratio

The leverage ratio was established within the Basel III regulatory framework as a non-risk-sensitive measure of the capital that financial institutions are required to hold. CRD IV was amended on January 17, 2015 through the modification of Regulation (EU) No 575/2013 to harmonize the calculation criteria with those specified in the Basel Committee’s document entitled “Basel III leverage ratio framework and disclosure requirements”.

This ratio is calculated as Tier 1 capital divided by leverage exposure. Exposure is calculated as the sum of the following items:

•	Accounting assets, excluding derivatives and items treated as deductions from Tier 1 capital (for example, the balance of loans is included, but not that of goodwill).

•	Off-balance-sheet items (mainly guarantees, unused credit limits granted and documentary credits) weighted using credit conversion factors.

•	The net value of derivatives (gains and losses vis-à-vis the same counterparty are netted, less the collateral if certain conditions are met) plus an add-on for potential future exposure.

•	An add-on for the potential exposure of securities financing transactions.

•	Lastly, an add-on for the exposure of credit derivatives (CDSs).

The leverage ratio is still in the calibration phase and there is no obligation to comply with it until 2018. It is currently set at 3%, a ratio which the Bank surpasses.

Global systemically important banks

The Group is one of 30 banks designated as global systemically important banks (G-SIBs).

Designation as a global systemically important bank is the result of an assessment by the regulators (FSB and BCBS) on the basis of five criteria (size, cross-jurisdictional activity, interconnectedness, substitutability and complexity).

Its designation as a G-SIB obliges the Group to comply with additional requirements. These consist mainly of a capital buffer (the Group belongs to the group of banks with the lowest capital buffer, i.e. 1%), total loss-absorbing capital (TLAC) requirements, the requirement to publicly disclose relevant information more frequently than other banks, greater regulatory requirements for its internal control bodies, special supervision and the requirement to submit special reports to its supervisors.

Compliance with these requirements renders the Group more robust than its domestic rivals.

3. Economic capital

Economic capital is the capital required, based on an internally-developed model, to support all the risks of the Group’s business activity with a given solvency level. In the Group’s case, the solvency level is determined by the A long-term target rating (two notches above the rating for Spain), which results in the application of a 99.95% confidence level (higher than the regulatory 99.90%) for the purpose of calculating the required capital.

The Group’s economic capital model includes in its measurement all the significant risks incurred by it in its operations. Accordingly, it considers risks such as concentration risk, structural interest rate risk, business risk, pension risk and other risks outside the scope of regulatory Pillar 1 capital requirements. Economic capital also includes the diversification effect, which in the Group’s case, owing to the multinational, multibusiness nature of its operations, is of key importance in determining its overall risk and solvency profile.

Economic capital is a fundamental tool for the internal management and implementation of the Group’s strategy, from the viewpoint of both the assessment of capital adequacy and the management of portfolio and business risk.

With regard to capital adequacy, in the context of Pillar 2 of the Basel Capital Accord, the Group conducts the internal capital adequacy assessment process (ICAAP) using its economic capital model. To this end, it plans the evolution of the business and the capital requirements under a central scenario and under alternative stress scenarios. With this planning the Group ensures that it will continue to meet its capital adequacy targets, even in adverse economic scenarios.

Also, the economic capital-based metrics make it possible to assess risk-return targets, price transactions on a risk basis and gauge the economic viability of projects, units or lines of business, with the ultimate objective of maximizing the generation of shareholder value.

Since it is a uniform risk measure, economic capital makes it possible to explain the distribution of risk across the Group, placing different activities and types of risk in a comparable metric.

RORAC and value creation

The Group has used RORAC methodology in its risk management since 1993, with the following objectives:

•	Calculation of economic capital requirements and of the return thereon for the Group’s business units, segments, portfolios and customers, in order to facilitate an optimal allocation of capital.

•	Measurement of management of the Group’s units, through the budgetary monitoring of capital requirements and RORAC.

•	Analysis and setting of prices in the decision-making process for transactions (loan approval) and customers (monitoring).

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

The Group periodically assesses the level of and the changes in the value creation (VC) and return on risk-adjusted capital (RORAC) of the Group and of its main business units. The VC is the profit generated over and above the cost of the economic capital (EC) used, and is calculated using the following formula: value creation = recurring profit – (average economic capital x cost of capital).

The profit used is obtained by making the required adjustments to accounting profit in order to reflect only the recurring profit obtained by each unit from its business activity.

4. Capital planning and stress tests

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

Internally, the Group has defined a capital planning and stress process, to serve not only as a response to the various regulatory exercises, but also as a key tool integrated in the Bank’s management and strategy.

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

It should be noted that this internal capital planning and stress process is conducted transversally across the entire Group, not only at consolidated level, but also locally at the various units composing the Group. These units use the capital planning and stress process as an internal management tool and to respond to their local regulatory requirements.

During the recent economic crisis, the Group has undergone five stress tests in which it has demonstrated its strength and capital adequacy in the most extreme and severe macroeconomic scenarios. All the tests showed that, due mainly to its business model and current geographical diversification, the Group would continue to generate profits for its shareholders and comply with the most demanding regulatory requirements.

55.	Other Disclosures

This Note includes relevant information about additional disclosure requirements.

55.1 Parent company financial statements

Following are the summarized balance sheets of Banco Santander, S.A. as of December 31, 2015, 2014 and 2013

	2015	2014	2013
CONDENSED BALANCE SHEETS (Parent company only)	(Millions of Euros)
Assets
Cash and due from banks	63,790	54,238	64,402
Of which:
To bank subsidiaries	10,471	7,911	27,244
Trading account assets	79,474	83,116	63,928
Investment securities	54,807	58,427	53,598
Of which:
To bank subsidiaries	12,191	14,164	20,656
To non-bank subsidiaries	2,978	6,469	—
Net Loans and leases	200,046	203,239	187,758
Of which:
To non-bank subsidiaries	36,204	35,139	23,549
Investment in affiliated companies	80,822	80,275	70,527
Of which:
To bank subsidiaries	68,681	68,135	62,234
To non-bank subsidiaries	12,141	12,140	8,293
Premises and equipment, net	1,781	1,770	1,851
Other assets	15,602	15,737	16,973

Total assets	496,322	496,802	459,037

Liabilities
Deposits	277,035	258,306	247,206
Of which:
To bank subsidiaries	18,365	14,770	21,610
To non-bank subsidiaries	43,954	50,662	46,347
Short-term debt	36,353	48,645	38,391
Long-term debt	41,248	48,596	54,632
Total debt	77,601	97,241	93,023
Of which:
To bank subsidiaries	770	1,397	1,883
To non-bank subsidiaries	17,310	14,160	18,680
Other liabilities	82,842	89,306	70,396

Total liabilities	437,478	444,853	410,625

Stockholders’ equity
Capital stock	7,217	6,292	5,667
Retained earnings and other reserves	51,627	45,657	42,745

Total stockholders’ equity	58,844	51,949	48,412

Total liabilities and Stockholders’ Equity	496,322	496,802	459,037

In the financial statements of the Parent Company, investments in subsidiaries, jointly controlled entities and associates are recorded at cost.

Following are the condensed statements of income of Banco Santander, S.A. for the years ended December 31, 2015, 2014 and 2013.

CONDENSED STATEMENTS OF INCOME (Parent company only)	2015	2014	2013
	(Millions of Euros)

Interest income
Interest from earning assets	6,948	8,701	10,568
Dividends from affiliated companies	3,235	2,249	2,769
Of which:
From bank subsidiaries	2,786	1,929	1,788
From non-bank subsidiaries	449	320	981

	10,183	10,950	13,337
Interest expense	(3,582)	(5,242)	(7,178)

Interest income / (Charges)	6,601	5,708	6,159
Provision for credit losses	(1,002)	(1,892)	(2,887)

Interest income / (Charges) after provision for credit losses	5,599	3,816	3,272
Non interest income:	3,268	5,010	4,875
Non interest expense:	(6,836)	(7,815)	(7,741)

Income before income taxes	2,031	1,011	406
Income tax expense	246	424	462

Net income	2,277	1,435	868

Following are the condensed statement of comprehensive income of Banco Santander, S.A. for the years ended December 31, 2015, 2014 and 2013:

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (Parent company only)	Millions of Euros
	2015	2014	2013

NET INCOME	2,277	1,435	868
OTHER COMPREHENSIVE INCOME	(356)	603	1,380
Items that may be reclassified subsequently to profit or loss	(293)	817	1,315
Available-for-sale financial assets:	(416)	1,308	1,759
Revaluation gains/(losses)	34	2,154	2,767
Amounts transferred to income statement	(450)	(846)	(1,008)
Other reclassifications	—	—	—
Cash flow hedges:	(1)	(20)	3
Revaluation gains/(losses)	(1)	(20)	10
Amounts transferred to income statement	—	—	(7)
Amounts transferred to initial carrying amount of hedged items	—	—	—
Other reclassifications	—	—	—
Hedges of net investments in foreign operations:	(1)	(111)	118
Revaluation gains/(losses)	(1)	(111)	118
Amounts transferred to income statement	—	—	—
Other reclassifications	—	—	—
Exchange differences:	—	—	—
Non-current assets held for sale:	—	—	—
Actuarial gains/(losses) on pension plans	—	—	—
Other comprehensive income	—	—	—
Income tax	125	(360)	(565)
Items that will not be reclassified to profit or loss:	(63)	(214)	65
Actuarial gains/(losses) on pension plans	(90)	(302)	93
Income tax	27	88	(28)
TOTAL COMPREHENSIVE INCOME	1,921	2,038	2,248

Following are the condensed cash flow statements of Banco Santander, S.A. for the years ended December 31, 2015, 2014 and 2013.

CONDENSED CASH FLOW STATEMENTS (Parent company only)	2015	2014	2013
	(Millions of Euros)
1. Cash flows from operating activities
Consolidated profit	2,277	1,435	868
Adjustments to profit	3,081	4,602	6,588
Net increase/decrease in operating assets	2,264	22,469	(50,394)
Net increase/decrease in operating liabilities	(4,585)	21,240	(93,431)
Reimbursements/payments of income tax	(21)	353	99
Total net cash flows from operating activities (1)	(1,512)	5,161	(35,482)

2. Cash flows from investing activities
Investments (-)	(2,149)	(7,028)	(1,398)
Divestments (+)	1,696	1,508	698
Total net cash flows from investment activities (2)	(453)	(5,520)	(700)

3. Cash flows from financing activities
Issuance of own equity instruments	7,500	—	—
Disposal of own equity instruments	2,240	2,833	2,893
Acquisition of own equity instruments	(2,224)	(2,753)	(2,857)
Issuance of debt securities	2,849	4,101	—
Redemption of debt securities	(935)	(6,074)	(36)
Dividends paid	(1,498)	(909)	(818)
Issuance/Redemption of equity instruments	—	—	—
Other collections/payments related to financing activities	(72)	(173)	(286)
Total net cash flows from financing activities (3)	7,860	(2,975)	(1,104)

4. Effect of exchange rate changes on cash and cash equivalents (4)	(496)	(570)	(148)

5. Net increase/decrease in cash and cash equivalents (1+2+3+4)	5,399	(3,904)	(37,434)
Cash and cash equivalents at beginning of period	7,025	10,929	48,363
Cash and cash equivalents at end of period	12,424	7,025	10,929

55.2 Preference Shares and Preferred Securities

The following table shows the balance of the preference shares and preferred securities as of December 31, 2015, 2014 and 2013:

	2015	2014	2013
	(Millions of Euros)
Preference shares	449	739	401
Preferred securities	6,749	6,239	3,652

Total at year-end	7,198	6,978	4,053

Both Preference Shares and Preferred Securities are recorded under the “Financial liabilities at amortized cost – Subordinated Liabilities” caption in the consolidated balance sheet as of December 31, 2015, 2014 and 2013.

Preference Shares include the financial instruments issued by the consolidated companies which, although equity for legal purposes, do not meet the requirements for classification as equity in the financial statements. These shares do not carry any voting rights and are non-cumulative. They were subscribed to by non-Group third parties except for the shares of Santander UK, plc amounting to GBP 200 million, are redeemable at the discretion of the issuer, based on the conditions of the issuer. At December 31, 2015, the following issues were convertible into Bank shares:

On March 5, May 8 and September 2, 2014, Banco Santander, S.A. announced that its executive committee had resolved to launch issues of preference shares contingently convertible into newly issued ordinary shares of the Bank (“CCPSs”) for a nominal amount of EUR 1,500 million, USD 1,500 million and EUR 1,500 million, respectively. The interest on the CCPSs, payment of which is subject to certain conditions and is discretionary, was set at 6.25% per annum for the first five years (to be repriced thereafter by applying a 541 basis-point spread to the 5-year Mid-Swap Rate) for the March issue, at 6.375% per annum for the first five years (to be repriced thereafter by applying a 478.8 basis-point spread to the 5-year Mid-Swap Rate) for the May issue and at 6.25% per annum for the first seven years (to be repriced every five years thereafter by applying a 564 basis-point spread to the 5-year Mid-Swap Rate) for the September issue.

On March 25, May 28 and September 30, 2014, the Bank of Spain confirmed that the CCPSs were eligible as Additional Tier 1 capital under the new European capital requirements of Regulation (EU) No 575/2013. The CCPSs are perpetual, although they may be redeemed early in certain circumstances and would convert into newly issued ordinary shares of Banco Santander if the Common Equity Tier 1 ratio of the Bank or its consolidated group fell below 5.125%, calculated in accordance with Regulation (EU) No 575/2013. The CCPSs are traded on the Global Exchange Market of the Irish Stock Exchange.

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

	Outstanding at December 31, 2015
Preference Shares		Amount in currency (million)	Interest rate	Redemption Option (1)
Issuer/Date of issue	Currency

Santander UK plc, October 1995	Pounds Sterling	80.3	10.375%	No option
Santander UK plc, February 1996	Pounds Sterling	80.3	10.375%	No option
Santander UK plc, March 2004	Pounds Sterling	6.5	5.827%	March 22, 2016
Santander UK plc, May 2006	Pounds Sterling	13.8	6.222%(2)	May 24, 2019
Santander Bank, National Association, August 2000	US Dollar	99.3	12.000%	May 16, 2020
Santander Holdings USA, Inc., May 2006 (*)	US Dollar	75.5	7.300%	May 15, 2011

	Outstanding at December 31, 2015
Preferred Securities		Amount in currency (million)	Interest rate	Maturity date
Issuer/Date of issue	Currency
Banco Santander, S.A.
Banco Español de Crédito, October 2004	Euro	36.5	€CMS 10 + 0.125%	Perpetuity
Banco Español de Crédito (1), November 2004	Euro	106.5	5.5%	Perpetuity
March 2014	Euro	1,500.0	6.25%(3)	Perpetuity
May 2014	US Dollar	1,500.0	6.375%(4)	Perpetuity
September 2014	Euro	1,500.0	6.250%(5)	Perpetuity

Santander Finance Capital, S.A. (Unipersonal)
March 2009	US Dollar	18.2	2.00%	Perpetuity
March 2009	US Dollar	25.0	2.00%	Perpetuity
March 2009	Euro	308.8	2.00%	Perpetuity
March 2009	Euro	153.3	2.00%	Perpetuity

Santander Finance Preferred, S.A. (Unipersonal)
March 2004 (*)	US Dollar	89.3	6.41%	Perpetuity
September 2004	Euro	144.0	€CMS 10 +0.05% subject to a maximum distribution of 8% per annum	Perpetuity
October 2004	Euro	155.0	5.75%	Perpetuity
November 2006 (*)	US Dollar	161.8	6.80%	Perpetuity
January 2007 (*)	US Dollar	109.5	6.50%	Perpetuity
March 2007 (*)	US Dollar	210.4	US3M + 0.52%	Perpetuity
July 2007	Pounds Sterling	4.9	7.01%	Perpetuity

Santander International Preferred S.A. (Sociedad Unipersonal)
March 2009	US Dollar	977.0	2.00%	Perpetuity
March 2009	Euro	8.6	2.00%	Perpetuity

Santander UK Group
Abbey National Plc, February 2001(6)	Pounds Sterling	42.5	7.037%	Perpetuity
Abbey National Plc, August 2002	Pounds Sterling	1.8	Fixed to 6.984% until February 9, 2018, and thereafter, at a rate reset semi-annually of 1.86% per annum + Libor GBP (6M)	Perpetuity

Banco Santander (Brasil), S.A.
January 2014	US Dollar	116.5	7.38%	October 29, 2049

(1)	From these dates the issuer can redeem the shares, subject to prior authorization by the national supervisor.
(2)	That issuance is a Fixed/Floating Rate Non-Cumulative Callable Preference Shares. Dividends will accrue on a principal amount equal to £1,000 per Preference Share at a rate of 6.222 per cent. per annum in respect of the period from (and including) May 24, 2006 (the Issue Date) to (but excluding) May 24, 2019 (the First Call Date) and thereafter at a rate reset quarterly equal to 1.13 per cent. per annum above the London interbank offered rate for three-month sterling deposits. From (and including) the Issue Date to (but excluding) the First Call Date, dividends, if declared, will be paid annually in arrears on May 24, in each year. Subject as provided herein, the first such dividend payment date will be May 24, 2007 and the last such dividend payment date will be the First Call Date. From (and including) the First Call Date, dividends, if declared, will be paid quarterly in arrears on May 24, August 24, November 24 and February 24, in each year. Subject as provided herein, the first such dividend payment date will be August 24, 2019.
(3)	Payment is subject to certain conditions and to the discretion of the Bank. The 6.25% interest rate is set for the first five years. After that, it will be reviewed by applying a margin of 541 basis points on the five-year Mid-Swap Rate.
(4)	Payment is subject to certain conditions and to the discretion of the Bank. The 6.375% interest rate is set for the first five years. After that, it will be reviewed by applying a margin of 478.8 basis points on the five-year Mid-Swap Rate.
(5)	Payment is subject to certain conditions and to the discretion of the Bank. The 6.25% interest rate is set for the first five years. After that, it will be reviewed by applying a margin of 564 basis points on the five-year Mid-Swap Rate.
(6)	From February 14, 2026, this issue will bear interest at a rate, reset every five years, of 3.75% per annum above the gross redemption yield on a five-year specified United Kingdom government security.
(*)	Listed in the U.S.

In accordance with Reg. S-X Rule 3-10, Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered, Santander Finance Preferred, S.A. (Unipersonal), Santander Finance Capital, S.A. (Unipersonal), Santander International Preferred, S.A. (Unipersonal), Santander Issuances, S.A., and Santander US Debt, S.A. (Sociedad Unipersonal) - issuers of registered securities guaranteed by Banco Santander, S.A. - do not file the financial statements required for a registrant by Regulation S-X as:

•	Santander Finance Preferred, S.A. (Unipersonal) is 100% owned finance subsidiary of Banco Santander, S.A. who fully and unconditionally guarantees the preferred securities (Series 1, 4, 5 and 6 are listed in the United States). No other subsidiary of the Bank guarantees such securities.

•	Santander Finance Capital, S.A. (Unipersonal) is 100% owned finance subsidiary of Banco Santander, S.A. that fully and unconditionally guarantees the preferred securities (not listed in United States). No other subsidiary of the Bank guarantees such securities.

•	Santander International Preferred, S.A. (Unipersonal) is 100% owned finance subsidiary of Banco Santander, S.A. that fully and unconditionally guarantees the preferred securities (not listed in United States). No other subsidiary of the Bank guarantees such securities.

•	Santander Issuances, S.A. is 100% owned finance subsidiary of Banco Santander, S.A. that fully and unconditionally guarantees the subordinated debt (with one issuance of 1,500 million USD, issued in November 2015 and listed in United States). No other subsidiary of the Bank guarantees such securities.

•	Santander US Debt, S.A. (Sociedad Unipersonal) is 100% owned finance subsidiary of Banco Santander, S.A. that fully and unconditionally guarantees the senior debt (not listed in United States). No other subsidiary of the Bank guarantees such securities.

Exhibit I

Subsidiaries of Banco Santander, S.A. (1)

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2015	2014	Line of business
2 & 3 Triton Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	PROPERTY
A & L CF (Guernsey) Limited (e)	Guernsey	0.00%	100.00%	100.00%	100.00%	LEASING
A & L CF (Jersey) Limited (e)	Jersey	0.00%	100.00%	100.00%	100.00%	LEASING
A & L CF December (1) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
A & L CF December (10) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
A & L CF December (11) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
A & L CF June (2) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
A & L CF June (3) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
A & L CF June (8) Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
A & L CF March (5) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
A & L CF March (6) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
A & L CF September (3) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
A & L CF September (4) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
A N Loans Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
A&L Services Limited	Isle of Man	0.00%	100.00%	100.00%	100.00%	SERVICES
Abbey Business Services (India) Private Limited	India	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Abbey Covered Bonds (Holdings) Limited	United Kingdom	—	(a)	—	—	SECURITISATION
Abbey Covered Bonds (LM) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION
Abbey Covered Bonds LLP	United Kingdom	—	(a)	—	—	SECURITISATION
Abbey National (America) Holdings Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Abbey National Beta Investments Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Abbey National Business Office Equipment Leasing Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
Abbey National International Limited	Jersey	0.00%	100.00%	100.00%	100.00%	BANKING
Abbey National Investments (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Abbey National Nominees Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITIES COMPANY
Abbey National North America Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Abbey National North America LLC	United States	0.00%	100.00%	100.00%	100.00%	FINANCE
Abbey National Pension (Escrow Services) Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	PENSION FUND MANAGEMENT COMPANY
Abbey National PLP (UK) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Abbey National Property Investments	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Abbey National September Leasing (3) Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
Abbey National Treasury Investments (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Abbey National Treasury Services Investments Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Abbey National Treasury Services Overseas Holdings	United Kingdom	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Abbey National Treasury Services plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	BANKING
Abbey National UK Investments	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Abbey Stockbrokers (Nominees) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITIES COMPANY
Abbey Stockbrokers Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITIES COMPANY
Ablasa Participaciones, S.L.	Spain	18.94%	81.06%	100.00%	100.00%	HOLDING COMPANY
Acoghe, S.L.	Spain	0.00%	68.72%	100.00%	100.00%	HOTEL OPERATIONS

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2015	2014	Line of business
Administración de Bancos Latinoamericanos Santander, S.L.	Spain	24.11%	75.89%	100.00%	100.00%	HOLDING COMPANY
Aevis Europa, S.L.	Spain	68.80%	0.00%	68.80%	68.80%	CARDS
AFB SAM Holdings, S.L.	Spain	1.00%	49.50%	100.00%	100.00%	HOLDING COMPANY
Afisa S.A.	Chile	0.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
AKB Marketing Services Sp. z.o.o. w likwidacji (b)	Poland	0.00%	81.65%	100.00%	100.00%	MARKETING
ALIL Services Limited	Isle of Man	0.00%	100.00%	100.00%	100.00%	SERVICES
Aljarafe Golf, S.A. (b)	Spain	0.00%	89.41%	89.41%	89.41%	PROPERTY
Aljardi SGPS, Lda.	Portugal	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Alliance & Leicester Cash Solutions Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Commercial Bank plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Commercial Finance (Holdings) plc (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Alliance & Leicester Financing plc (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Investments (Derivatives No.3) Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Investments (Derivatives) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Investments (No.2) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Investments Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Alliance & Leicester Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	BANKING
Alliance & Leicester Personal Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Alliance Corporate Services Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Altamira Santander Real Estate, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	PROPERTY
Amazonia Trade Limited	United Kingdom	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
AN (123) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Andaluza de Inversiones, S.A.	Spain	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
ANITCO Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Aquanima Brasil Ltda.	Brazil	0.00%	100.00%	100.00%	100.00%	E-COMMERCE
Aquanima Chile S.A.	Chile	0.00%	100.00%	100.00%	100.00%	SERVICES
Aquanima México S. de R.L. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	E-COMMERCE
Aquanima S.A.	Argentina	0.00%	100.00%	100.00%	100.00%	SERVICES
Argenline, S.A.	Uruguay	0.00%	100.00%	100.00%	100.00%	FINANCE
Atlantes Azor No. 1	Portugal	—	(a)	—	—	SECURITISATION
Atlantes Azor No. 2	Portugal	—	(a)	—	—	SECURITISATION
Atlantes Mortgage No. 2	Portugal	—	(a)	—	—	SECURITISATION
Atlantes Mortgage No. 3	Portugal	—	(a)	—	—	SECURITISATION
Atlantes Mortgage No. 4	Portugal	—	(a)	—	—	SECURITISATION
Atlantes Mortgage No. 5	Portugal	—	(a)	—	—	SECURITISATION
Atlantes Mortgage No. 6	Portugal	—	(a)	—	—	SECURITISATION
Atlantes Mortgage No. 7	Portugal	—	(a)	—	—	SECURITISATION
Atlantes Mortgage No. 1 FTC	Portugal	—	(a)	—	—	SECURITISATION
Atlantes Mortgage No. 1 plc	Ireland	—	(a)	—	—	SECURITISATION
Atlantes NPL No. 1 - Banif	Portugal	—	(a)	—	—	SECURITISATION
Atlantes SME No. 4	Portugal	—	(a)	—	—	SECURITISATION
Atlantes SME No. 5	Portugal	—	(a)	—	—	SECURITISATION

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2015	2014	Line of business
Atlantys Espacios Comerciales, S.L.	Spain	0.00%	68.72%	100.00%	100.00%	PROPERTY
Atual Companhia Securitizadora de Créditos Financeiros	Brazil	0.00%	89.25%	100.00%	100.00%	FINANCIAL SERVICES
Auto ABS 2012-3 Fondo de Titulización de Activos	Spain	—	(a)	—	—	SECURITISATION
Auto ABS DFP Master Compartment France 2013	France	—	(a)	—	—	SECURITISATION
Auto ABS FCT Compartiment 2011-1 (b)	France	—	(a)	—	—	SECURITISATION
Auto ABS FCT Compartiment 2012-1	France	—	(a)	—	—	SECURITISATION
Auto ABS FCT Compartiment 2013-2	France	—	(a)	—	—	SECURITISATION
Auto ABS French Loans Master	France	—	(a)	—	—	SECURITISATION
Auto ABS Swiss Leases 2013 GmbH	Switzerland	—	(a)	—	—	SECURITISATION
Auto ABS UK Loans PLC	United Kingdom	—	(a)	—	—	SECURITISATION
Auto ABS2 FCT Compartiment 2013-A	France	—	(a)	—	—	SECURITISATION
Auto ABS3 FCT Compartiment 2014-1	France	—	(a)	—	—	SECURITISATION
Auttar HUT Processamento de Dados Ltda.	Brazil	0.00%	78.98%	100.00%	100.00%	TECHNOLOGY SERVICES
Aviación Antares, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	FULL-SERVICE LEASING
Aviación Británica, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	FULL-SERVICE LEASING
Aviación Centaurus, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	FULL-SERVICE LEASING
Aviación Intercontinental, A.I.E.	Spain	65.00%	0.00%	65.00%	65.00%	FULL-SERVICE LEASING
Aviación RC II, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	FULL-SERVICE LEASING
Aviación Real, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	FULL-SERVICE LEASING
Aviación Regional Cántabra, A.I.E.	Spain	73.58%	0.00%	73.58%	73.58%	FULL-SERVICE LEASING
Aviación Scorpius, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	FULL-SERVICE LEASING
Aviación Tritón, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	FULL-SERVICE LEASING
Aymoré Crédito, Financiamento e Investimento S.A.	Brazil	0.00%	89.25%	100.00%	100.00%	FINANCE
Banbou S.A.R.L.	France	0.00%	90.00%	100.00%	100.00%	HOLDING COMPANY
Banca PSA Italia S.p.A.	Italy	0.00%	50.00%	50.00%	50.00%	BANKING
Banco Bandepe S.A.	Brazil	0.00%	89.25%	100.00%	100.00%	BANKING
Banco Bonsucesso Consignado S.A.	Brazil	0.00%	53.55%	60.00%	—	BANKING
Banco de Albacete, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	BANKING
Banco de Asunción, S.A. in voluntary liquidation (b)	Paraguay	0.00%	99.33%	99.33%	99.33%	BANKING
Banco Madesant - Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	BANKING
Banco Santander - Chile	Chile	0.00%	67.12%	67.18%	67.18%	BANKING
Banco Santander (Brasil) S.A.	Brazil	13.72%	75.53%	89.86%	89.66%	BANKING
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México	Mexico	0.00%	75.07%	99.99%	99.99%	BANKING
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México como Fiduciaria del Fideicomiso 100740	Mexico	0.00%	75.07%	100.00%	100.00%	FINANCE
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México como Fiduciaria del Fideicomiso 2002114	Mexico	0.00%	75.03%	100.00%	100.00%	HOLDING COMPANY
Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México como Fiduciaria del Fideicomiso GFSSLPT	Mexico	0.00%	75.06%	100.00%	100.00%	FINANCE
Banco Santander (Panamá), S.A.	Panama	0.00%	100.00%	100.00%	100.00%	BANKING
Banco Santander (Suisse) SA	Switzerland	0.00%	100.00%	100.00%	100.00%	BANKING
Banco Santander Bahamas International Limited	The Bahamas	0.00%	100.00%	100.00%	100.00%	BANKING

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2015	2014	Line of business
Banco Santander Consumer Portugal, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	BANKING
Banco Santander de Negocios Colombia S.A.	Colombia	0.00%	99.99%	99.99%	99.99%	FINANCE
Banco Santander International	United States	100.00%	0.00%	100.00%	100.00%	BANKING
Banco Santander Perú S.A.	Peru	99.00%	1.00%	100.00%	100.00%	BANKING
Banco Santander Puerto Rico	Puerto Rico	0.00%	100.00%	100.00%	100.00%	BANKING
Banco Santander Río S.A.	Argentina	0.00%	99.30%	98.44%	98.44%	BANKING
Banco Santander Totta, S.A.	Portugal	0.00%	99.83%	99.94%	99.91%	BANKING
Banco Santander, S.A.	Uruguay	97.75%	2.25%	100.00%	100.00%	BANKING
Banif International Bank, Ltd	The Bahamas	0.00%	99.83%	100.00%	—	BANKING
Bank Zachodni WBK S.A.	Poland	69.41%	0.00%	69.41%	69.41%	BANKING
Bansa Santander S.A.	Chile	0.00%	100.00%	100.00%	100.00%	PROPERTY
Bansalud, S.L.	Spain	72.34%	12.00%	84.34%	84.34%	TECHNOLOGY SERVICES
Bansamex, S.A.	Spain	50.00%	0.00%	50.00%	50.00%	CARDS
Bayones ECA Limited	Ireland	—	(a)	—	—	FINANCE
BCLF 2013-1 B.V.	The Netherlands	—	(a)	—	—	SECURITISATION
Besaya ECA Limited	Ireland	—	(a)	—	—	FINANCE
Bilkreditt 1 Limited (b)	Ireland	—	(a)	—	—	SECURITISATION
Bilkreditt 2 Limited	Ireland	—	(a)	—	—	SECURITISATION
Bilkreditt 3 Limited	Ireland	—	(a)	—	—	SECURITISATION
Bilkreditt 4 Limited	Ireland	—	(a)	—	—	SECURITISATION
Bilkreditt 5 Limited	Ireland	—	(a)	—	—	SECURITISATION
Bilkreditt 6 Limited	Ireland	—	(a)	—	—	SECURITISATION
Bilkreditt 7 Designated Activity Company	Ireland	—	(a)	—	—	SECURITISATION
Bonsucesso Tecnología LTDA.	Brazil	0.00%	53.55%	100.00%	—	IT SERVICES
BPV Promotora de Vendas e Cobrança Ltda.	Brazil	0.00%	53.55%	100.00%	—	FINANCE
BRS Investments S.A.	Argentina	0.00%	100.00%	100.00%	100.00%	FINANCE
BST International Bank, Inc.	Puerto Rico	0.00%	99.83%	100.00%	100.00%	BANKING
BW Guirapá I S.A.	Brazil	0.00%	76.49%	85.70%	66.19%	HOLDING COMPANY
BZ WBK Asset Management S.A.	Poland	50.00%	34.71%	100.00%	100.00%	FUND MANAGEMENT COMPANY
BZ WBK Faktor Sp. z o.o.	Poland	0.00%	69.41%	100.00%	100.00%	FINANCIAL SERVICES
BZ WBK Finanse Sp. z o.o.	Poland	0.00%	69.41%	100.00%	100.00%	FINANCIAL SERVICES
BZ WBK Inwestycje Sp. z o.o.	Poland	0.00%	69.41%	100.00%	100.00%	SECURITIES COMPANY
BZ WBK Lease S.A.	Poland	0.00%	69.41%	100.00%	100.00%	LEASING
BZ WBK Leasing S.A.	Poland	0.00%	69.41%	100.00%	100.00%	LEASING
BZ WBK Nieruchomości S.A.	Poland	0.00%	69.40%	99.99%	99.99%	SERVICES
BZ WBK Towarzystwo Funduszy Inwestycyjnych S.A.	Poland	0.00%	84.71%	100.00%	100.00%	FUND MANAGEMENT COMPANY
C&C Lucania S.r.l.	Italy	0.00%	100.00%	100.00%	—	ELECTRICITY PRODUCTION
Caja de Emisiones con Garantía de Anualidades Debidas por el Estado, S.A.	Spain	62.87%	0.00%	62.87%	62.87%	FINANCE
Cántabra de Inversiones, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
Cántabro Catalana de Inversiones, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2015	2014	Line of business
CAPB Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	BANKING
Capital Street Delaware LP	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Capital Street Holdings, LLC	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Capital Street REIT Holdings, LLC	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Capital Street S.A.	Luxembourg	0.00%	100.00%	100.00%	100.00%	FINANCE
Carfax (Guernsey) Limited (e)	Guernsey	0.00%	100.00%	100.00%	100.00%	INSURANCE BROKER
Carfinco Financial Group Inc.	Canada	96.42%	0.00%	96.42%	100.00%	HOLDING COMPANY
Carfinco Inc.	Canada	0.00%	96.42%	100.00%	—	HOLDING COMPANY
Carpe Diem Salud, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	SECURITIES INVESTMENT
Cartera Mobiliaria, S.A., SICAV	Spain	0.00%	81.12%	95.46%	93.43%	SECURITIES INVESTMENT
Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México	Mexico	0.00%	75.05%	99.97%	99.97%	SECURITIES COMPANY
Cater Allen Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Cater Allen International Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITIES COMPANY
Cater Allen Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	BANKING
Cater Allen Lloyd’s Holdings Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Cater Allen Syndicate Management Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	ADVISORY SERVICES
Cavalsa Gestión, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	SECURITIES INVESTMENT
CCAP Auto Lease Ltd.	United States	0.00%	58.94%	100.00%	100.00%	LEASING
Central Eólica Angical S.A.	Brazil	0.00%	76.49%	100.00%	66.19%	ELECTRICITY PRODUCTION
Central Eólica Caititu S.A.	Brazil	0.00%	76.49%	100.00%	66.19%	ELECTRICITY PRODUCTION
Central Eólica Coqueirinho S.A.	Brazil	0.00%	76.49%	100.00%	66.19%	ELECTRICITY PRODUCTION
Central Eólica Corrupião S.A.	Brazil	0.00%	76.49%	100.00%	66.19%	ELECTRICITY PRODUCTION
Central Eólica Inhambu S.A.	Brazil	0.00%	76.49%	100.00%	66.19%	ELECTRICITY PRODUCTION
Central Eólica Tamanduá Mirim S.A.	Brazil	0.00%	76.49%	100.00%	66.19%	ELECTRICITY PRODUCTION
Central Eólica Teiu S.A.	Brazil	0.00%	76.49%	100.00%	66.19%	ELECTRICITY PRODUCTION
Centro de Capacitación Santander, A.C.	Mexico	0.00%	75.07%	100.00%	100.00%	NOT-FOR-PROFIT INSTITUTE
Centros Comerciales Metropolitanos, S.A.	Spain	0.00%	68.72%	100.00%	100.00%	SHOPPING CENTRE
Certidesa, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	LEASE OF AIRCRAFT
Chiplow Wind Farm Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
Chrysler Capital Auto Receivables LLC (consolidated)	United States	0.00%	58.94%	100.00%	100.00%	FINANCE
Chrysler Capital Master Auto Receivables Funding 2 LLC	United States	0.00%	58.94%	100.00%	—	FINANCE
Chrysler Capital Master Auto Receivables Funding LLC	United States	0.00%	58.94%	100.00%	100.00%	FINANCE
Club Zaudin Golf, S.A. (b)	Spain	0.00%	85.07%	95.15%	95.11%	SERVICES
Compagnie Générale de Crédit aux Particuliers - Crédipar S.A.	France	0.00%	50.00%	100.00%	—	BANKING
Compagnie pour la Location de Véhicules - CLV	France	0.00%	50.00%	100.00%	—	FINANCE

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2015	2014	Line of business
Conaraz Inversiones, SICAV, S.A. (b)	Spain	76.24%	4.54%	81.86%	81.86%	OPEN-END INVESTMENT COMPANY
Crawfall S.A.	Uruguay	100.00%	0.00%	100.00%	100.00%	SERVICES
Dansk Auto Finansiering 1 Ltd	Ireland	—	(a)	—	—	SECURITISATION
Darep Limited	Ireland	100.00%	0.00%	100.00%	100.00%	REINSURANCE
Desarrollo de Infraestructuras de Castilla, S.A.	Spain	0.00%	68.72%	100.00%	100.00%	WATER SUPPLY
Desarrollo Urbano de Patraix, S.A.	Spain	0.00%	68.72%	100.00%	45.16%	PROPERTY
Digital Procurement Holdings N.V.	The Netherlands	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Diners Club Spain, S.A.	Spain	75.00%	0.00%	75.00%	75.00%	CARDS
Dirección Estratega, S.C.	Mexico	0.00%	100.00%	100.00%	100.00%	SERVICES
Dirgenfin, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	REAL ESTATE DEVELOPMENT
Drive Auto Receivables Trust 2015-A	United States	—	(a)	—	—	SECURITISATION
Drive Auto Receivables Trust 2015-B	United States	—	(a)	—	—	SECURITISATION
Drive Auto Receivables Trust 2015-C	United States	—	(a)	—	—	SECURITISATION
Drive Auto Receivables Trust 2015-D	United States	—	(a)	—	—	SECURITISATION
Drive Auto Receivables Trust 2016-A	United States	—	(a)	—	—	INACTIVE
Electrolyser, S.A. de C.V.	Mexico	0.00%	75.07%	100.00%	100.00%	SERVICES
Empresas Banesto 5, Fondo de Titulización de Activos (b)	Spain	—	(a)	—	—	SECURITISATION
Entidad de Desarrollo a la Pequeña y Micro Empresa Santander Consumo Perú S.A.	Peru	55.00%	0.00%	55.00%	55.00%	FINANCE
Erestone S.A.S.	France	0.00%	90.00%	90.00%	90.00%	PROPERTY
Evidence Previdência S.A.	Brazil	0.00%	89.25%	100.00%	100.00%	HOLDING COMPANY
Explotaciones Urbanas Españolas, S.L.U.	Spain	0.00%	68.72%	100.00%	100.00%	HOTEL OPERATIONS
F. Café Prestadora de Serviços Ltda.	Brazil	0.00%	89.25%	100.00%	—	SERVICES
FFB - Participações e Serviços, Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Fideicomiso Financiero Super Letras Hipotecarias - clase I (b)	Argentina	0.00%	99.30%	100.00%	100.00%	TRUST SERVICES
Fideicomiso Financiero Super Letras Hipotecarias - clase II (b)	Argentina	0.00%	99.30%	100.00%	100.00%	TRUST SERVICES
Finance Professional Services, S.A.S.	France	0.00%	100.00%	100.00%	—	SERVICES
Financiera El Corte Inglés, E.F.C., S.A.	Spain	0.00%	51.00%	51.00%	51.00%	FINANCE
First National Motor Business Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
First National Motor Contracts Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
First National Motor Facilities Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
First National Motor Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	ADVISORY SERVICES
First National Motor Leasing Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
First National Motor plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
First National Tricity Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Fomento e Inversiones, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
Fondo de Titulización de Activos PYMES Banesto 3 (b)	Spain	—	(a)	—	—	SECURITISATION
Fondo de Titulización de Activos PYMES Santander 10	Spain	—	(a)	—	—	SECURITISATION
Fondo de Titulización de Activos PYMES Santander 11	Spain	—	(a)	—	—	SECURITISATION
Fondo de Titulización de Activos PYMES Santander 3 (b)	Spain	—	(a)	—	—	SECURITISATION
Fondo de Titulización de Activos PYMES Santander 4 (b)	Spain	—	(a)	—	—	SECURITISATION

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2015	2014	Line of business
Fondo de Titulización de Activos PYMES Santander 5 (b)	Spain	—	(a)	—	—	SECURITISATION
Fondo de Titulización de Activos PYMES Santander 6	Spain	—	(a)	—	—	SECURITISATION
Fondo de Titulización de Activos PYMES Santander 7 (b)	Spain	—	(a)	—	—	SECURITISATION
Fondo de Titulización de Activos PYMES Santander 8 (b)	Spain	—	(a)	—	—	SECURITISATION
Fondo de Titulización de Activos PYMES Santander 9	Spain	—	(a)	—	—	SECURITISATION
Fondo de Titulización de Activos RMBS Santander 1	Spain	—	(a)	—	—	SECURITISATION
Fondo de Titulización de Activos RMBS Santander 2	Spain	—	(a)	—	—	SECURITISATION
Fondo de Titulización de Activos RMBS Santander 3	Spain	—	(a)	—	—	SECURITISATION
Fondo de Titulización de Activos Santander 2	Spain	—	(a)	—	—	SECURITISATION
Fondo de Titulización de Activos Santander Consumer Spain Auto 2011-1 (b)	Spain	—	(a)	—	—	SECURITISATION
Fondo de Titulización de Activos Santander Consumer Spain Auto 2012-1	Spain	—	(a)	—	—	SECURITISATION
Fondo de Titulización de Activos Santander Consumer Spain Auto 2013-1	Spain	—	(a)	—	—	SECURITISATION
Fondo de Titulización de Activos Santander Consumer Spain Auto 2014-1	Spain	—	(a)	—	—	SECURITISATION
Fondo de Titulización de Activos Santander Empresas 1	Spain	—	(a)	—	—	SECURITISATION
Fondo de Titulización de Activos Santander Empresas 2	Spain	—	(a)	—	—	SECURITISATION
Fondo de Titulización de Activos Santander Empresas 3	Spain	—	(a)	—	—	SECURITISATION
Fondo de Titulización de Activos Santander Hipotecario 7	Spain	—	(a)	—	—	SECURITISATION
Fondo de Titulización de Activos Santander Hipotecario 8	Spain	—	(a)	—	—	SECURITISATION
Fondo de Titulización de Activos Santander Hipotecario 9	Spain	—	(a)	—	—	SECURITISATION
Fondo de Titulización PYMES Santander 12	Spain	—	(a)	—	—	SECURITISATION
Fondo de Titulización RMBS Santander 4	Spain	—	(a)	—	—	SECURITISATION
Fondo de Titulización RMBS Santander 5	Spain	—	(a)	—	—	SECURITISATION
Fondo de Titulización Santander Financiación 1	Spain	—	(a)	—	—	SECURITISATION
Fondos Santander, S.A. Administradora de Fondos de Inversión (in liquidation) (b)	Uruguay	0.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Formación Integral, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	TRAINING
Fortensky Trading, Ltd.	Ireland	0.00%	100.00%	100.00%	100.00%	FINANCE
Fosse (Master Issuer) Holdings Limited	United Kingdom	—	(a)	—	—	SECURITISATION
Fosse Funding (No.1) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION
Fosse Master Issuer PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION
Fosse PECOH Limited	United Kingdom	—	(a)	—	—	SECURITISATION
Fosse Trustee (UK) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION
Fosse Trustee Limited	Jersey	—	(a)	—	—	SECURITISATION
FTPYME Banesto 2, Fondo de Titulización de Activos	Spain	—	(a)	—	—	SECURITISATION
FTPYME Santander 2 Fondo de Titulización de Activos	Spain	—	(a)	—	—	SECURITISATION
Fuencarral Agrupanorte, S.L.	Spain	0.00%	68.72%	100.00%	100.00%	PROPERTY
Geoban UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SERVICES
Geoban, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	SERVICES
Gesban México Servicios Administrativos Globales, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	SERVICES

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2015	2014	Line of business
Gesban Santander Servicios Profesionales Contables Limitada	Chile	0.00%	100.00%	100.00%	100.00%	INTERNET
Gesban Servicios Administrativos Globales, S.L.	Spain	99.99%	0.01%	100.00%	100.00%	SERVICES
Gesban UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	COLLECTION AND PAYMENT SERVICES
Gestión de Instalaciones Fotovoltaicas, S.L. Sole-Shareholder Company	Spain	0.00%	100.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
Gestora de Procesos S.A. in liquidation (b)	Peru	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Gestora Patrimonial Calle Francisco Sancha 12, S.L.	Spain	68.80%	0.00%	68.80%	68.80%	SECURITIES AND PROPERTY MANAGEMENT
Getnet Adquirência e Serviços para Meios de Pagamento S.A.	Brazil	0.00%	78.98%	88.50%	88.50%	PAYMENT SERVICES
Gieldokracja Spólka z o.o.	Poland	0.00%	69.41%	100.00%	100.00%	SERVICES
Girobank Carlton Investments Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Girobank Investments Ltd (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Global Carihuela, S.A.	Spain	0.00%	68.72%	100.00%	100.00%	PROPERTY
Global Murex Iberia, S.L.	Spain	0.00%	68.72%	100.00%	100.00%	PROPERTY
Golden Bar (Securitisation) S.r.l.	Italy	—	(a)	—	—	SECURITISATION
Golden Bar Stand Alone 2012-1	Italy	—	(a)	—	—	SECURITISATION
Golden Bar Stand Alone 2013-1	Italy	—	(a)	—	—	SECURITISATION
Golden Bar Stand Alone 2014-1	Italy	—	(a)	—	—	SECURITISATION
Golden Bar Stand Alone 2015-1	Italy	—	(a)	—	—	SECURITISATION
Green Energy Holding Company, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Grupo Alcanza, S.A. de C.V.	Mexico	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
Grupo Empresarial Santander, S.L.	Spain	99.11%	0.89%	100.00%	100.00%	HOLDING COMPANY
Grupo Financiero Santander México, S.A.B. de C.V.	Mexico	51.26%	23.81%	75.11%	75.09%	HOLDING COMPANY
GTS El Centro Equity Holdings, LLC	United States	0.00%	82.04%	82.04%	81.94%	HOLDING COMPANY
GTS El Centro Project Holdings, LLC (r)	United States	0.00%	82.04%	100.00%	100.00%	HOLDING COMPANY
Guaranty Car, S.A. Sole-Shareholder Company	Spain	0.00%	100.00%	100.00%	100.00%	AUTOMOTIVE
Habitatrix, S.L.	Spain	0.00%	68.72%	100.00%	100.00%	PROPERTY
Hipototta No. 1 FTC	Portugal	—	(a)	—	—	SECURITISATION
Hipototta No. 1 plc	Ireland	—	(a)	—	—	SECURITISATION
Hipototta No. 4 FTC	Portugal	—	(a)	—	—	SECURITISATION
Hipototta No. 4 plc	Ireland	—	(a)	—	—	SECURITISATION
Hipototta No. 5 FTC	Portugal	—	(a)	—	—	SECURITISATION
Hipototta No. 5 plc	Ireland	—	(a)	—	—	SECURITISATION
Hipototta No. 7 Limited (b)	Ireland	—	(a)	—	—	SECURITISATION
Hispamer Renting, S.A. Sole-Shareholder Company	Spain	0.00%	100.00%	100.00%	100.00%	FULL-SERVICE LEASING
Holbah II Limited	The Bahamas	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Holbah Santander Limited	The Bahamas	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Holding Jaureguizahar 2002, S.A.	Spain	0.00%	68.72%	100.00%	100.00%	SECURITIES INVESTMENT
Holmes Funding Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION
Holmes Holdings Limited	United Kingdom	—	(a)	—	—	SECURITISATION
Holmes Master Issuer plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION
Holmes Trustees Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2015	2014	Line of business
Holneth B.V.	The Netherlands	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Ibérica de Compras Corporativas, S.L.	Spain	97.17%	2.82%	100.00%	100.00%	E-COMMERCE
ICG do Brasil, S.A.	Brazil	0.00%	100.00%	100.00%	—	HOLDING COMPANY
Independence Community Bank Corp.	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Independence Community Commercial Reinvestment Corp.	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Ingeniería de Software Bancario, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	IT SERVICES
Inmo Francia 2, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	PROPERTY
Inmobiliária Das Avenidas Novas, S.A.	Portugal	0.00%	68.72%	100.00%	100.00%	PROPERTY
Inmobiliaria Metrogolf, S.A.	Portugal	0.00%	68.72%	100.00%	100.00%	SHOPPING CENTRE
Insurance Funding Solutions Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Integry Tecnologia e Serviços A H U Ltda.	Brazil	0.00%	78.98%	100.00%	100.00%	TECHNOLOGY SERVICES
Interfinance Holanda B.V.	The Netherlands	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
Inversiones Capital Global, S.A.	Spain	95.46%	4.54%	100.00%	100.00%	HOLDING COMPANY
Inversiones Casado del Alisal, S.A.	Spain	100.00%	0.00%	100.00%	—	PROPERTY
Inversiones Marítimas del Mediterráneo, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	INACTIVE
Isban Argentina S.A.	Argentina	87.42%	12.58%	100.00%	100.00%	FINANCIAL SERVICES
Isban Brasil S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	SERVICES
Isban Chile S.A.	Chile	0.00%	100.00%	100.00%	100.00%	IT SERVICES
Isban DE GmbH	Germany	0.00%	100.00%	100.00%	100.00%	IT SERVICES
Isban México, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	IT SERVICES
Isban U.K., Ltd.	United Kingdom	0.00%	100.00%	100.00%	100.00%	IT SERVICES
Kelmarsh Wind Farm Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
La Unión Resinera Española, S.A. in liquidation	Spain	76.79%	19.55%	96.35%	96.35%	CHEMICALS
La Vital Centro Comercial y de Ocio, S.L.	Spain	0.00%	68.72%	100.00%	100.00%	SHOPPING CENTRE
Langton Funding (No.1) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION
Langton Mortgages Trustee (UK) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION
Langton Mortgages Trustee Limited	Jersey	—	(a)	—	—	SECURITISATION
Langton PECOH Limited	United Kingdom	—	(a)	—	—	SECURITISATION
Langton Securities (2008-1) plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION
Langton Securities (2010-1) PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION
Langton Securities (2010-2) PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION
Langton Securities (2012-1) PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION
Langton Securities Holdings Limited	United Kingdom	—	(a)	—	—	SECURITISATION
Laparanza, S.A.	Spain	61.59%	0.00%	61.59%	61.59%	AGRICULTURE AND LIVESTOCK
Lease Totta No. 1 FTC (b)	Portugal	—	(a)	—	—	SECURITISATION
Leasetotta No. 1 Limited (b)	Ireland	—	(a)	—	—	SECURITISATION
Liquidity Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FACTORING
Luri 1, S.A. (d)	Spain	26.00%	0.00%	100.00%	100.00%	PROPERTY
Luri 2, S.A. (d)	Spain	30.00%	0.00%	100.00%	100.00%	PROPERTY
Luri 4, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	100.00%	100.00%	PROPERTY
Luri 6, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	REAL ESTATE INVESTMENT

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2015	2014	Line of business
Luri Land, S.A. (d)	Belgium	0.00%	28.20%	100.00%	100.00%	PROPERTY
MAC No. 1 Limited	United Kingdom	—	(a)	—	—	MORTGAGE LOAN COMPANY
Mantiq Investimentos Ltda.	Brazil	0.00%	89.25%	100.00%	100.00%	SECURITIES COMPANY
Master Red Europa, S.L.	Spain	68.80%	0.00%	68.80%	68.80%	CARDS
Mata Alta, S.L.	Spain	0.00%	61.59%	100.00%	100.00%	PROPERTY
Merciver, S.L.	Spain	99.90%	0.10%	100.00%	100.00%	FINANCIAL ADVISORY
Merlion Aviation One Limited	Ireland	51.00%	0.00%	51.00%	—	FULL-SERVICE LEASING
Metroparque, S.A.	Spain	0.00%	68.72%	100.00%	100.00%	SHOPPING CENTRE
Metropolitana Castellana, S.L.	Spain	0.00%	68.72%	100.00%	100.00%	PROPERTY MANAGEMENT
Metrovacesa Access Tower GmbH (b)	Germany	0.00%	68.72%	100.00%	100.00%	PROPERTY MANAGEMENT
Metrovacesa Alquileres Urbanos, S.L. Sole-Shareholder Company	Spain	0.00%	68.72%	100.00%	100.00%	PROPERTY
Metrovacesa France, S.A.S.	France	0.00%	68.72%	100.00%	100.00%	PROPERTY
Metrovacesa Inmuebles y Promociones, S.L.	Spain	0.00%	68.72%	100.00%	100.00%	PROPERTY
Metrovacesa Mediterranée, S.A.S.	France	0.00%	68.72%	100.00%	100.00%	PROPERTY
Metrovacesa, S.A.	Spain	68.72%	0.00%	68.72%	55.89%	PROPERTY
Motor 2011 Holdings Limited (b)	United Kingdom	—	(a)	—	—	SECURITISATION
Motor 2011 PLC (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION
Motor 2012 Holdings Limited	United Kingdom	—	(a)	—	—	SECURITISATION
Motor 2012 PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION
Motor 2013-1 Holdings Limited	United Kingdom	—	(a)	—	—	SECURITISATION
Motor 2013-1 PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION
Motor 2014-1 Holdings Limited	United Kingdom	—	(a)	—	—	SECURITISATION
Motor 2014-1 PLC	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION
Motor 2015-1 Holdings Limited	United Kingdom	—	(a)	—	—	SECURITISATION
Motor 2015-1 PLC	United Kingdom	—	(a)	—	—	SECURITISATION
Motor 2015-2 Holdings Limited	United Kingdom	—	(a)	—	—	SECURITISATION
Motor 2015-2 PLC	United Kingdom	—	(a)	—	—	SECURITISATION
Naviera Mirambel, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	FINANCE
Naviera Trans Gas, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	FULL-SERVICE LEASING
Naviera Trans Iron, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	LEASING
Naviera Trans Ore, A.I.E.	Spain	99.99%	0.01%	100.00%	100.00%	FULL-SERVICE LEASING
Naviera Trans Wind, S.L.	Spain	99.99%	0.01%	100.00%	100.00%	FULL-SERVICE LEASING
Norbest AS	Norway	7.94%	92.06%	100.00%	100.00%	SECURITIES INVESTMENT
Novimovest - Fundo de Investimento Imobiliário	Portugal	0.00%	78.46%	78.59%	77.26%	INVESTMENT FUND
NW Services CO.	United States	0.00%	100.00%	100.00%	100.00%	E-COMMERCE
Oildor, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	FINANCE
Open Bank, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	BANKING
Optimal Alternative Investments, S.G.I.I.C., S.A. in liquidation (b)	Spain	0.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Optimal Investment Services SA	Switzerland	0.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Optimal Multiadvisors Ireland Plc / Optimal Strategic US Equity Ireland Euro Fund	Ireland	0,00%	54,18%	51,25%	51,25%	FUND MANAGEMENT COMPANY

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2015	2014	Line of business
Optimal Multiadvisors Ireland Plc / Optimal Strategic US Equity Ireland US Dollar Fund	Ireland	0,00%	44,14%	51,62%	51,62%	FUND MANAGEMENT COMPANY
Optimal Multiadvisors Ltd / Optimal Strategic US Equity Series (consolidated)	The Bahamas	0,00%	55,62%	56,10%	54,89%	FUND MANAGEMENT COMPANY
Parasant SA	Switzerland	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
Paseo Comercial Carlos III, S.A.	Spain	0.00%	34.36%	50.00%	50.00%	SHOPPING CENTRE
PBE Companies, LLC	United States	0.00%	100.00%	100.00%	100.00%	PROPERTY
PECOH Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SECURITISATION
Penmanshiel Energy Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
Pentapolitano, S.L.	Spain	0.00%	68.72%	100.00%	100.00%	PROPERTY
Pereda Gestión, S.A.	Spain	99.99%	0.01%	100.00%	100.00%	HOLDING COMPANY
Phoenix C1 Aviation Limited	Ireland	51.00%	0.00%	51.00%	—	FULL-SERVICE LEASING
Pingham International, S.A.	Uruguay	0.00%	100.00%	100.00%	100.00%	SERVICES
Portada S.A. in liquidation (b)	Chile	0.00%	96.17%	96.17%	96.17%	FINANCE
Portal Universia Argentina S.A.	Argentina	0.00%	75.75%	75.75%	75.75%	INTERNET
Portal Universia Portugal, Prestação de Serviços de Informática, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	INTERNET
Portal Universia, S.A.	Spain	0.00%	94.72%	94.72%	88.07%	INTERNET
Produban Servicios Informáticos Generales, S.L.	Spain	99.96%	0.04%	100.00%	100.00%	SERVICES
Produban Serviços de Informática S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	IT SERVICES
Programa Multi Sponsor PMS, S.A.	Spain	50.00%	50.00%	100.00%	100.00%	ADVERTISING
Project Maple I B.V.	The Netherlands	0.00%	68.72%	100.00%	100.00%	SECURITIES INVESTMENT
Promociones Vallebramen, S.L.	Spain	0.00%	68.72%	100.00%	100.00%	PROPERTY
PSA Finance Suisse, S.A.	Switzerland	0.00%	50.00%	100.00%	—	LEASING
PSA Finance UK Limited	United Kingdom	0.00%	50.00%	50.00%	—	FINANCE
PSA Financial Services Spain, E.F.C, S.A.	Spain	0.00%	50.00%	50.00%	—	FINANCE
PSA Lion Deutschland GmbH	Germany	0.00%	50.00%	50.00%	—	BANKING
Punta Lima, LLC	United States	0.00%	100.00%	100.00%	100.00%	LEASING
Reintegra, S.A.	Spain	55.00%	45.00%	100.00%	100.00%	SERVICES
Reliz Sp. z o.o. w upadłości likwidacyjnej (b)	Poland	0.00%	69.41%	100.00%	100.00%	FULL-SERVICE LEASING
Retail Financial Services Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Retop S.A.	Uruguay	100.00%	0.00%	100.00%	—	FINANCE
Riobank International (Uruguay) SAIFE (b)	Uruguay	0.00%	100.00%	100.00%	100.00%	BANKING
Roc Aviation One Designated Activity Company	Ireland	100.00%	0.00%	100.00%	—	FULL-SERVICE LEASING
Roc Shipping One Limited	Ireland	51.00%	0.00%	51.00%	—	FULL-SERVICE LEASING
Rosteral, SICAV, S.A. (b)	Spain	99.85%	0.13%	99.98%	99.98%	OPEN-END INVESTMENT COMPANY
Sadorma 2003, S.L.	Spain	0.00%	68.72%	100.00%	100.00%	HOTEL OPERATIONS
Saja Eca Limited	Ireland	—	(a)	—	—	FINANCE
SAM UK Investment Holdings Limited	United Kingdom	77.67%	22.33%	100.00%	100.00%	HOLDING COMPANY
Sancap Investimentos e Participações S.A.	Brazil	0.00%	89.25%	100.00%	100.00%	HOLDING COMPANY
Saninv - Gestão e Investimentos, Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Sansol S.r.l.	Italy	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander (CF Trustee Property Nominee) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	SERVICES

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2015	2014	Line of business
Santander (CF Trustee) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	ASSET MANAGEMENT COMPANY
Santander (UK) Group Pension Schemes Trustees Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	ASSET MANAGEMENT COMPANY
Santander Agente de Valores Limitada	Chile	0.00%	67.43%	100.00%	100.00%	SECURITIES COMPANY
Santander Ahorro Inmobiliario 2, S.I.I., S.A.	Spain	85.50%	0.01%	85.51%	85.51%	REAL ESTATE INVESTMENT
Santander AM Holding, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
Santander Asset Finance (December) Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
Santander Asset Finance plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
Santander Asset Management - Sociedade Gestora de Fundos de Investimento Mobiliário, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Asset Management Chile S.A.	Chile	0.01%	99.93%	100.00%	100.00%	SECURITIES INVESTMENT
Santander Back-Offices Globales Especializados, S.A.	Spain	0.00%	100.00%	100.00%	100.00%	SERVICES
Santander Back-Offices Globales Mayoristas, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	SERVICES
Santander Banca de Inversión Colombia, S.A.S.	Colombia	0.00%	100.00%	100.00%	100.00%	FINANCIAL SERVICES
Santander BanCorp	Puerto Rico	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Bank & Trust Ltd.	The Bahamas	0.00%	100.00%	100.00%	100.00%	BANKING
Santander Bank, National Association	United States	0.00%	100.00%	100.00%	100.00%	BANKING
Santander Benelux, S.A./N.V.	Belgium	100.00%	0.00%	100.00%	100.00%	BANKING
Santander Brasil Administradora de Consórcio Ltda.	Brazil	0.00%	89.25%	100.00%	100.00%	SERVICES
Santander Brasil Advisory Services S.A.	Brazil	0.00%	86.14%	96.52%	96.52%	CONSULTANCY SERVICES
Santander Brasil, EFC, S.A.	Spain	0.00%	89.25%	100.00%	100.00%	FINANCE
Santander Capital Desarrollo, SGEIC, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	100.00%	100.00%	VENTURE CAPITAL COMPANY
Santander Capital Structuring, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	COMMERCE
Santander Capitalização S.A.	Brazil	0.00%	89.25%	100.00%	100.00%	INSURANCE
Santander Carbón Finance, S.A.	Spain	99.98%	0.02%	100.00%	100.00%	SECURITIES INVESTMENT
Santander Cards Ireland Limited	Ireland	0.00%	100.00%	100.00%	100.00%	CARDS
Santander Cards Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	CARDS
Santander Cards UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Central Hispano Issuances Limited (b)	Cayman Islands	100.00%	0.00%	100.00%	100.00%	INACTIVE
Santander Chile Holding S.A.	Chile	22.11%	77.72%	99.83%	99.54%	HOLDING COMPANY
Santander Commercial Paper, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	100.00%	100.00%	FINANCE
Santander Consulting (Beijing) Co., Ltd.	China	0.00%	100.00%	100.00%	100.00%	ADVISORY SERVICES
Santander Consumer (UK) plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Consumer ABS Funding 1 LLC	United States	0.00%	58.94%	100.00%	100.00%	FINANCE
Santander Consumer ABS Funding 2 LLC	United States	0.00%	58.94%	100.00%	100.00%	FINANCE
Santander Consumer ABS Funding 3 LLC	United States	0.00%	58.94%	100.00%	—	FINANCE
Santander Consumer Auto Receivables Funding 2011-A LLC	United States	0.00%	58.94%	100.00%	100.00%	FINANCE
Santander Consumer Auto Receivables Funding 2013-B1 LLC	United States	0.00%	58.94%	100.00%	100.00%	FINANCE
Santander Consumer Auto Receivables Funding 2013-B2 LLC	United States	0.00%	58.94%	100.00%	100.00%	FINANCE
Santander Consumer Auto Receivables Funding 2013-B3 LLC	United States	0.00%	58.94%	100.00%	100.00%	FINANCE
Santander Consumer Auto Receivables Funding 2013-L1 LLC	United States	0.00%	58.94%	100.00%	100.00%	FINANCE
Santander Consumer Auto Receivables Funding 2014-B1 LLC	United States	0.00%	58.94%	100.00%	100.00%	FINANCE
Santander Consumer Auto Receivables Funding 2014-B2 LLC	United States	0.00%	58.94%	100.00%	100.00%	FINANCE

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2015	2014	Line of business
Santander Consumer Auto Receivables Funding 2014-B3 LLC	United States	0.00%	58.94%	100.00%	100.00%	FINANCE
Santander Consumer Auto Receivables Funding 2014-B4 LLC	United States	0.00%	58.94%	100.00%	100.00%	FINANCE
Santander Consumer Auto Receivables Funding 2014-B5 LLC	United States	0.00%	58.94%	100.00%	100.00%	FINANCE
Santander Consumer Auto Receivables Funding 2014-B6 LLC	United States	0.00%	58.94%	100.00%	100.00%	INACTIVE
Santander Consumer Auto Receivables Funding 2014-L1 LLC	United States	0.00%	58.94%	100.00%	100.00%	FINANCE
Santander Consumer Auto Receivables Funding 2015-L1 LLC	United States	0.00%	58.94%	100.00%	—	FINANCE
Santander Consumer Auto Receivables Funding 2015-L2 LLC	United States	0.00%	58.94%	100.00%	—	FINANCE
Santander Consumer Auto Receivables Funding 2015-L3 LLC	United States	0.00%	58.94%	100.00%	—	FINANCE
Santander Consumer Auto Receivables Funding 2015-L4 LLC	United States	0.00%	58.94%	100.00%	—	FINANCE
Santander Consumer Auto Receivables Funding 2015-L5 LLC	United States	0.00%	58.94%	100.00%	—	INACTIVE
Santander Consumer Auto Specialty Trust 2015-A	United States	—	(a)	—	—	INACTIVE
Santander Consumer Bank AG	Germany	0.00%	100.00%	100.00%	100.00%	BANKING
Santander Consumer Bank AS	Norway	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Consumer Bank GmbH	Austria	0.00%	100.00%	100.00%	100.00%	BANKING
Santander Consumer Bank S.A.	Poland	0.00%	81.65%	100.00%	100.00%	BANKING
Santander Consumer Bank S.p.A.	Italy	0.00%	100.00%	100.00%	100.00%	BANKING
Santander Consumer Captive Auto Funding 5 LLC	United States	0.00%	58.94%	100.00%	100.00%	FINANCE
Santander Consumer Captive Auto Funding LLC	United States	0.00%	58.94%	100.00%	100.00%	FINANCE
Santander Consumer Chile S.A.	Chile	51.00%	0.00%	51.00%	51.00%	FINANCE
Santander Consumer Credit Funding 3 LLC	United States	0.00%	58.94%	100.00%	—	FINANCE
Santander Consumer Credit Funding I LLC	United States	0.00%	58.94%	100.00%	100.00%	FINANCE
Santander Consumer Credit Services Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Consumer Finance Benelux B.V.	The Netherlands	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Consumer Finance Media S.r.l. - in liquidazione (b)	Italy	0.00%	65.00%	65.00%	65.00%	FINANCE
Santander Consumer Finance Oy	Finland	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Consumer Finance Zrt.	Hungary	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Consumer Finance, S.A.	Spain	63.19%	36.81%	100.00%	100.00%	BANKING
Santander Consumer Finanse Sp. z o.o.	Poland	0.00%	81.65%	100.00%	100.00%	SERVICES
Santander Consumer France S.A.S.	France	0.00%	100.00%	100.00%	100.00%	BANKING
Santander Consumer Funding 3 LLC	United States	0.00%	58.94%	100.00%	100.00%	FINANCE
Santander Consumer Funding 5 LLC	United States	0.00%	58.94%	100.00%	100.00%	FINANCE
Santander Consumer Holding Austria GmbH	Austria	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Consumer Holding GmbH	Germany	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Consumer International Puerto Rico LLC	Puerto Rico	0.00%	58.94%	100.00%	—	SERVICES
Santander Consumer Leasing GmbH	Germany	0.00%	100.00%	100.00%	100.00%	LEASING
Santander Consumer Mediación Operador de Banca-Seguros Vinculado, S.L.	Spain	0.00%	94.50%	100.00%	—	INSURANCE BROKERAGE
Santander Consumer Multirent Sp. z o.o.	Poland	0.00%	81.65%	100.00%	100.00%	LEASING
Santander Consumer Receivables 10 LLC	United States	0.00%	58.94%	100.00%	100.00%	FINANCE
Santander Consumer Receivables 11 LLC	United States	0.00%	58.94%	100.00%	100.00%	FINANCE
Santander Consumer Receivables 12 LLC	United States	0.00%	58.94%	100.00%	100.00%	INACTIVE
Santander Consumer Receivables 3 LLC	United States	0.00%	58.94%	100.00%	100.00%	FINANCE

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2015	2014	Line of business
Santander Consumer Receivables 7 LLC	United States	0.00%	58.94%	100.00%	100.00%	FINANCE
Santander Consumer Receivables 9 LLC	United States	0.00%	58.94%	100.00%	100.00%	FINANCE
Santander Consumer Receivables Funding LLC	United States	0.00%	58.94%	100.00%	100.00%	FINANCE
Santander Consumer Renting, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	FULL-SERVICE LEASING
Santander Consumer Services GmbH	Austria	0.00%	100.00%	100.00%	100.00%	SERVICES
Santander Consumer Services, S.A.	Portugal	0.00%	100.00%	100.00%	—	PURCHASE AND SALE AND RENTAL OF VEHICLES
Santander Consumer USA Holdings Inc.	United States	0.00%	58.94%	58.94%	60.46%	HOLDING COMPANY
Santander Consumer USA Inc.	United States	0.00%	58.94%	100.00%	100.00%	FINANCE
Santander Consumer, EFC, S.A.	Spain	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Consumo, S.A. de C.V., SOFOM, E.R., Grupo Financiero Santander México	Mexico	0.00%	75.07%	100.00%	100.00%	CARDS
Santander Corredora de Seguros Limitada	Chile	0.00%	67.20%	100.00%	100.00%	INSURANCE BROKER
Santander Corredores de Bolsa Limitada	Chile	0.00%	83.23%	100.00%	100.00%	SECURITIES COMPANY
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Brazil	0.00%	89.25%	100.00%	100.00%	SECURITIES COMPANY
Santander de Titulización S.G.F.T., S.A.	Spain	81.00%	19.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Drive Auto Receivables LLC	United States	0.00%	58.94%	100.00%	100.00%	FINANCE
Santander Drive Auto Receivables Trust 2012-5	United States	—	(a)	—	—	SECURITISATION
Santander Drive Auto Receivables Trust 2012-6	United States	—	(a)	—	—	SECURITISATION
Santander Drive Auto Receivables Trust 2013-1	United States	—	(a)	—	—	SECURITISATION
Santander Drive Auto Receivables Trust 2013-2	United States	—	(a)	—	—	SECURITISATION
Santander Drive Auto Receivables Trust 2013-3	United States	—	(a)	—	—	SECURITISATION
Santander Drive Auto Receivables Trust 2013-4	United States	—	(a)	—	—	SECURITISATION
Santander Drive Auto Receivables Trust 2013-5	United States	—	(a)	—	—	SECURITISATION
Santander Drive Auto Receivables Trust 2013-A	United States	—	(a)	—	—	SECURITISATION
Santander Drive Auto Receivables Trust 2014-1	United States	—	(a)	—	—	SECURITISATION
Santander Drive Auto Receivables Trust 2014-2	United States	—	(a)	—	—	SECURITISATION
Santander Drive Auto Receivables Trust 2014-3	United States	—	(a)	—	—	SECURITISATION
Santander Drive Auto Receivables Trust 2014-4	United States	—	(a)	—	—	SECURITISATION
Santander Drive Auto Receivables Trust 2014-5	United States	—	(a)	—	—	SECURITISATION
Santander Drive Auto Receivables Trust 2015-1	United States	—	(a)	—	—	SECURITISATION
Santander Drive Auto Receivables Trust 2015-2	United States	—	(a)	—	—	SECURITISATION
Santander Drive Auto Receivables Trust 2015-3	United States	—	(a)	—	—	SECURITISATION
Santander Drive Auto Receivables Trust 2015-4	United States	—	(a)	—	—	SECURITISATION
Santander Drive Auto Receivables Trust 2015-5	United States	—	(a)	—	—	SECURITISATION
Santander Drive Auto Receivables Trust 2015-S1	United States	—	(a)	—	—	SECURITISATION
Santander Drive Auto Receivables Trust 2015-S2	United States	—	(a)	—	—	SECURITISATION
Santander Drive Auto Receivables Trust 2015-S3	United States	—	(a)	—	—	SECURITISATION
Santander Drive Auto Receivables Trust 2015-S4	United States	—	(a)	—	—	SECURITISATION
Santander Drive Auto Receivables Trust 2015-S5	United States	—	(a)	—	—	SECURITISATION
Santander Drive Auto Receivables Trust 2015-S6	United States	—	(a)	—	—	SECURITISATION
Santander Drive Auto Receivables Trust 2015-S7	United States	—	(a)	—	—	SECURITISATION

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2015	2014	Line of business
Santander Energías Renovables I, SCR de Régimen Simplificado, S.A.	Spain	56.76%	0.00%	56.76%	56.76%	VENTURE CAPITAL COMPANY
Santander Envíos, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	TRANSFER OF FUNDS FOR IMMIGRANTS
Santander Equity Investments Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Estates Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	PROPERTY
Santander Factoring S.A.	Chile	0.00%	99.83%	100.00%	100.00%	FACTORING
Santander Factoring y Confirming, S.A., E.F.C.	Spain	100.00%	0.00%	100.00%	100.00%	FACTORING
Santander Finance 2012-1 LLC	United States	0.00%	100.00%	100.00%	100.00%	FINANCIAL SERVICES
Santander Financial Exchanges Limited	United Kingdom	100.00%	0.00%	100.00%	100.00%	FINANCE
Santander Financial Products plc (b)	Ireland	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Financial Services, Inc.	Puerto Rico	100.00%	0.00%	100.00%	100.00%	FINANCE
Santander Fintech Limited	United Kingdom	100.00%	0.00%	100.00%	100.00%	SECURITISATION
Santander Fund Administration, S.A.	Spain	0.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Fundo de Investimento Amazonas Multimercado Crédito Privado Investimento no Exterior	Brazil	0.00%	89.25%	100.00%	100.00%	INVESTMENT FUND
Santander Fundo de Investimento Diamantina Multimercado Crédito Privado Investimento no Exterior	Brazil	0.00%	89.25%	100.00%	100.00%	INVESTMENT FUND
Santander Fundo de Investimento em Cotas de Fundos de Investimento Contract i Referenciado DI	Brazil	0.00%	93.48%	100.00%	100.00%	INVESTMENT FUND
Santander Fundo de Investimento Financial Curto Prazo	Brazil	0.00%	89.24%	100.00%	100.00%	INVESTMENT FUND
Santander Fundo de Investimento Guarujá Multimercado Crédito Privado Investimento no Exterior	Brazil	0.00%	89.25%	100.00%	100.00%	INVESTMENT FUND
Santander Fundo de Investimento Renda Fixa Capitalization	Brazil	0.00%	89.25%	100.00%	100.00%	INVESTMENT FUND
Santander Fundo de Investimento SBAC Referenciado di Crédito Privado	Brazil	0.00%	89.25%	100.00%	100.00%	INVESTMENT FUND
Santander Fundo de Investimento Unix Multimercado Crédito Privado	Brazil	0.00%	89.25%	100.00%	100.00%	INVESTMENT FUND
Santander GBM Secured Financing Limited	Ireland	—	(a)	—	—	SECURITISATION
Santander Gestión de Recaudación y Cobranzas Ltda.	Chile	0.00%	99.83%	100.00%	100.00%	FINANCIAL SERVICES
Santander Gestión Inmobiliaria, S.A.	Spain	0.01%	99.99%	100.00%	100.00%	PROPERTY
Santander Global Consumer Finance Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Global Facilities, S.A. de C.V.	Mexico	100.00%	0.00%	100.00%	100.00%	PROPERTY MANAGEMENT
Santander Global Facilities, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	PROPERTY
Santander Global Property U.S.A., Inc.	United States	0.00%	100.00%	100.00%	100.00%	SERVICES
Santander Global Property, S.L.	Spain	97.34%	2.66%	100.00%	100.00%	SECURITIES INVESTMENT
Santander Global Services, S.A. (b)	Uruguay	0.00%	100.00%	100.00%	100.00%	SERVICES
Santander Global Sport, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	SPORTS OPERATIONS
Santander Guarantee Company	United Kingdom	0.00%	100.00%	100.00%	100.00%	LEASING
Santander Hipotecario 1 Fondo de Titulización de Activos	Spain	—	(a)	—	—	SECURITISATION
Santander Hipotecario 2 Fondo de Titulización de Activos	Spain	—	(a)	—	—	SECURITISATION
Santander Hipotecario 3 Fondo de Titulización de Activos	Spain	—	(a)	—	—	SECURITISATION
Santander Hipotecario, S.A. de C.V., SOFOM, E.R., Grupo Financiero Santander México	Mexico	0.00%	75.07%	100.00%	100.00%	FINANCE
Santander Holanda B.V.	The Netherlands	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Holding Internacional, S.A.	Spain	99.95%	0.05%	100.00%	100.00%	HOLDING COMPANY
Santander Holding Vivienda, S.A. de C.V.	Mexico	0.00%	75.07%	100.00%	100.00%	SERVICES

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2015	2014	Line of business
Santander Holdings USA, Inc.	United States	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
Santander Insurance Agency, Inc.	Puerto Rico	0.00%	100.00%	100.00%	100.00%	INSURANCE BROKER
Santander Insurance Agency, U.S., LLC	United States	0.00%	100.00%	100.00%	100.00%	INSURANCE
Santander Insurance Holding, S.L.	Spain	99.99%	0.01%	100.00%	100.00%	HOLDING COMPANY
Santander Insurance Services UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	ASSET MANAGEMENT COMPANY
Santander Intermediación Correduría de Seguros, S.A.	Spain	0.00%	100.00%	100.00%	100.00%	INSURANCE BROKER
Santander International Debt, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	100.00%	100.00%	FINANCE
Santander International Products, Plc.	Ireland	99.99%	0.01%	100.00%	100.00%	FINANCE
Santander Inversiones S.A.	Chile	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Investment Bank Limited	The Bahamas	0.00%	100.00%	100.00%	100.00%	BANKING
Santander Investment Bolsa, Sociedad de Valores, S.A. Sole-Shareholder Company	Spain	0.00%	100.00%	100.00%	100.00%	SECURITIES COMPANY
Santander Investment Chile Limitada	Chile	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Investment I, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
Santander Investment Limited	The Bahamas	0.00%	100.00%	100.00%	100.00%	INACTIVE
Santander Investment Securities Inc.	United States	0.00%	100.00%	100.00%	100.00%	SECURITIES COMPANY
Santander Investment, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	BANKING
Santander ISA Managers Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	FUND AND PORTFOLIO MANAGER
Santander Issuances, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	100.00%	100.00%	FINANCE
Santander Lease, S.A., E.F.C.	Spain	70.00%	30.00%	100.00%	100.00%	LEASING
Santander Leasing S.A. Arrendamiento Mercantil	Brazil	0.00%	89.24%	99.99%	99.99%	LEASING
Santander Leasing, LLC	United States	0.00%	100.00%	100.00%	100.00%	LEASING
Santander Lending Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	MORTGAGE LOAN COMPANY
Santander Mediación Operador de Banca-Seguros Vinculado, S.A.	Spain	37.36%	62.64%	100.00%	100.00%	INSURANCE BROKERAGE
Santander Merchant S.A.	Argentina	0.00%	100.00%	100.00%	100.00%	FINANCE
Santander Microcrédito Assessoria Financeira S.A.	Brazil	0.00%	89.25%	100.00%	100.00%	FINANCIAL SERVICES
Santander Operaciones Retail, S.A.	Spain	0.00%	100.00%	100.00%	100.00%	SERVICES
Santander Overseas Bank, Inc.	Puerto Rico	0.00%	100.00%	100.00%	100.00%	BANKING
Santander Paraty Qif PLC	Ireland	0.00%	89.25%	100.00%	100.00%	INVESTMENT COMPANY
Santander Participações S.A.	Brazil	0.00%	89.25%	100.00%	100.00%	HOLDING COMPANY
Santander Pensões - Sociedade Gestora de Fundos de Pensões, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	PENSION FUND MANAGEMENT COMPANY
Santander Perpetual, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	100.00%	100.00%	FINANCE
Santander Private Banking Gestión, S.A., S.G.I.I.C.	Spain	0.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Private Banking S.p.A.	Italy	100.00%	0.00%	100.00%	100.00%	BANKING
Santander Private Banking UK Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	PROPERTY
Santander Private Equity, S.A., S.G.E.C.R. (b)	Spain	90.00%	9.98%	100.00%	100.00%	VENTURE CAPITAL MANAGEMENT COMPANY
Santander Private Real Estate Advisory & Management, S.A.	Spain	0.00%	100.00%	100.00%	100.00%	PROPERTY
Santander Private Real Estate Advisory, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	PROPERTY
Santander Public Sector SCF, S.A.	France	94.00%	6.00%	100.00%	100.00%	FINANCE
Santander Real Estate, S.G.I.I.C., S.A.	Spain	0.00%	100.00%	100.00%	100.00%	FUND MANAGEMENT COMPANY

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2015	2014	Line of business
Santander Revolving Asset Funding 1 LLC	United States	0.00%	58.94%	100.00%	100.00%	FINANCE
Santander Río Servicios S.A.	Argentina	0.00%	99.97%	100.00%	100.00%	ADVISORY SERVICES
Santander Río Trust S.A.	Argentina	0.00%	99.97%	100.00%	100.00%	SERVICES
Santander Río Valores S.A.	Argentina	0.00%	99.34%	100.00%	100.00%	SECURITIES COMPANY
Santander RSPE 5 LLC	United States	0.00%	58.94%	100.00%	100.00%	INACTIVE
Santander RSPE 6 LLC	United States	0.00%	58.94%	100.00%	100.00%	INACTIVE
Santander S.A. - Serviços Técnicos, Administrativos e de Corretagem de Seguros	Brazil	0.00%	93.48%	100.00%	100.00%	INSURANCE BROKER
Santander S.A. Sociedad Securitizadora	Chile	0.00%	67.23%	100.00%	100.00%	FUND MANAGEMENT COMPANY
Santander Secretariat Services Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Securities LLC	Puerto Rico	0.00%	100.00%	100.00%	100.00%	SECURITIES COMPANY
Santander Securities Services Brasil Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	MANAGEMENT COMPANY
Santander Securities Services Brasil Participações S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Santander Securities Services, S.A.	Spain	0.00%	100.00%	100.00%	100.00%	BANKING
Santander Seguros y Reaseguros, Compañía Aseguradora, S.A.	Spain	0.00%	100.00%	100.00%	100.00%	INSURANCE
Santander Service GmbH	Germany	0.00%	100.00%	100.00%	100.00%	SERVICES
Santander Servicios Corporativos, S.A. de C.V.	Mexico	0.00%	75.07%	100.00%	100.00%	SERVICES
Santander Servicios Especializados, S.A. de C.V.	Mexico	0.00%	75.07%	100.00%	100.00%	FINANCIAL SERVICES
Santander Tecnología y Operaciones A.E.I.E.	Spain	—	(a)	—	—	SERVICES
Santander Totta Seguros, Companhia de Seguros de Vida, S.A.	Portugal	0.00%	99.89%	100.00%	100.00%	INSURANCE
Santander Totta, SGPS, S.A.	Portugal	0.00%	99.89%	99.89%	99.89%	HOLDING COMPANY
Santander Trade Services Limited	Hong Kong	0.00%	100.00%	100.00%	100.00%	SERVICES
Santander UK Foundation Limited	United Kingdom	—	(a)	—	—	CHARITY
Santander UK Group Holdings plc	United Kingdom	77.67%	22.33%	100.00%	100.00%	FINANCE
Santander UK Investments	United Kingdom	100.00%	0.00%	100.00%	100.00%	FINANCE
Santander UK plc	United Kingdom	0.00%	100.00%	100.00%	100.00%	BANKING
Santander US Debt, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	100.00%	100.00%	FINANCE
Santander Vivienda, S.A. de C.V. SOFOM, E.R. Grupo Financiero Santander México	Mexico	0.00%	75.07%	100.00%	100.00%	FINANCE
Santander Vivienda, S.A. de C.V. SOFOM, E.R. Grupo Financiero Santander México como Fiduciaria del Fideicomiso Bursa	Mexico	—	(a)	—	—	SECURITISATION
Santotta-Internacional, SGPS, Sociedade Unipessoal, Lda.	Portugal	0.00%	99.83%	100.00%	100.00%	HOLDING COMPANY
Santusa Holding, S.L.	Spain	69.76%	30.24%	100.00%	100.00%	HOLDING COMPANY
SC Austria Finance 2013-1 S.A.	Luxembourg	—	(a)	—	—	SECURITISATION
SC Germany Auto 2010-1 UG (haftungsbeschränkt) (b)	Germany	—	(a)	—	—	SECURITISATION
SC Germany Auto 2011-1 UG (haftungsbeschränkt) (b)	Germany	—	(a)	—	—	SECURITISATION
SC Germany Auto 2011-2 UG (haftungsbeschränkt) (b)	Germany	—	(a)	—	—	SECURITISATION
SC Germany Auto 2013-1 UG (haftungsbeschränkt)	Germany	—	(a)	—	—	SECURITISATION
SC Germany Auto 2013-2 UG (haftungsbeschränkt)	Germany	—	(a)	—	—	SECURITISATION
SC Germany Auto 2014-1 UG (haftungsbeschränkt)	Germany	—	(a)	—	—	SECURITISATION
SC Germany Auto 2014-2 UG (haftungsbeschränkt)	Germany	—	(a)	—	—	SECURITISATION

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2015	2014	Line of business
SC Germany Consumer 2013-1 UG (haftungsbeschränkt)	Germany	-	(a)	-	-	SECURITISATION
SC Germany Consumer 2014-1 UG (haftungsbeschränkt)	Germany	—	(a)	—	—	SECURITISATION
SC Germany Consumer 15-1 (haftungsbeschränkt)	Germany	—	(a)	—	—	SECURITISATION
SC Germany Vehicles 2013-1 UG (haftungsbeschränkt)	Germany	—	(a)	—	—	SECURITISATION
SC Germany Vehicles 2015-1 UG (haftungsbeschränkt)	Germany	—	(a)	—	—	SECURITISATION
SC Poland Auto 2014-1 Limited	Ireland	—	(a)	—	—	SECURITISATION
SC Poland Consumer 15-1 Sp. z o.o.	Poland	—	(a)	—	—	SECURITISATION
SCF Ajoneuvohallinta Limited	Ireland	—	(a)	—	—	SECURITISATION
SCF Ajoneuvohallinto I Limited	Ireland	—	(a)	—	—	SECURITISATION
SCF Ajoneuvohallinto Limited (b)	Ireland	—	(a)	—	—	SECURITISATION
SCF Rahoituspalvelut 2013 Limited	Ireland	—	(a)	—	—	SECURITISATION
SCF Rahoituspalvelut I Designated Activity Company	Ireland	—	(a)	—	—	SECURITISATION
SCF Rahoituspalvelut Limited	Ireland	—	(a)	—	—	SECURITISATION
SCFI Ajoneuvohallinto Limited	Ireland	—	(a)	—	—	SECURITISATION
SCFI Rahoituspalvelut Limited (b)	Ireland	—	(a)	—	—	SECURITISATION
SCI BANBY PRO	France	0.00%	90.00%	100.00%	100.00%	PROPERTY
Scottish Mutual Pensions Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	INSURANCE
Secucor Finance 2013-I Limited	Ireland	—	(a)	—	—	SECURITISATION
Serfin International (b)	Cayman Islands	0.00%	99.83%	100.00%	100.00%	INACTIVE
Services and Promotions Delaware Corp.	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Services and Promotions Miami LLC	United States	0.00%	100.00%	100.00%	100.00%	PROPERTY
Servicio de Alarmas Controladas por Ordenador, S.A.	Spain	99.99%	0.01%	100.00%	100.00%	SECURITY
Servicios Corporativos Seguros Serfin, S.A. de C.V. (b)	Mexico	0.00%	100.00%	100.00%	100.00%	SERVICES
Servicios de Cobranza, Recuperación y Seguimiento, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	FINANCE
Sheppards Moneybrokers Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	ADVISORY SERVICES
Shiloh III Wind Project, LLC	United States	0.00%	100.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
SIAF LLC	United States	0.00%	58.94%	100.00%	100.00%	FINANCE
Silk Finance No. 3 Limited	Ireland	—	(a)	—	—	SECURITISATION
Silk Finance No. 4	Portugal	—	(a)	—	—	SECURITISATION
Sistema 4B, S.L. (consolidated)	Spain	68.80%	0.00%	68.80%	68.80%	CARDS
Sociedad Integral de Valoraciones Automatizadas, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	APPRAISALS
Società Energetica Vibonese Due S.r.l.	Italy	0.00%	100.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
Société Financière de Banque SOFIB	France	0.00%	50.00%	50.00%	—	BANKING
Socur, S.A.	Uruguay	100.00%	0.00%	100.00%	100.00%	FINANCE
Sol Orchard Imperial 1 LLC	United States	0.00%	82.04%	100.00%	100.00%	ELECTRICITY PRODUCTION
Solar Red, SGPS, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Solarlaser Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	PROPERTY
SOV APEX LLC	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Sovereign Capital Trust IX	United States	0.00%	100.00%	100.00%	100.00%	FINANCE

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2015	2014	Line of business
Sovereign Capital Trust VI	United States	0.00%	100.00%	100.00%	100.00%	FINANCE
Sovereign Community Development Company	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Sovereign Delaware Investment Corporation	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Sovereign Lease Holdings, LLC	United States	0.00%	100.00%	100.00%	100.00%	FINANCIAL SERVICES
Sovereign Precious Metals, LLC	United States	0.00%	100.00%	100.00%	100.00%	PURCHASE AND SALE OF PRECIOUS METALS
Sovereign REIT Holdings, Inc.	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Sovereign Securities Corporation, LLC	United States	0.00%	100.00%	100.00%	100.00%	INACTIVE
Sovereign Spirit Limited (e)	Bermuda	0.00%	100.00%	100.00%	100.00%	LEASING
Sterrebeeck B.V.	The Netherlands	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
Suleyado 2003, S.L.	Spain	0.00%	100.00%	100.00%	100.00%	SECURITIES INVESTMENT
Super Pagamentos e Administração de Meios Eletrônicos S.A. (d)	Brazil	0.00%	44.62%	50.00%	50.00%	PAYMENT SERVICES
Suzaku Aviation One Limited	United Kingdom	100.00%	0.00%	100.00%	—	LEASING
Suzuki Servicios Financieros, S.L.	Spain	0.00%	51.00%	51.00%	51.00%	INTERMEDIATION
Svensk Autofinans 1 Limited	Ireland	—	(a)	—	—	SECURITISATION
Svensk Autofinans WH 1 Ltd	Ireland	—	(a)	—	—	SECURITISATION
Swesant SA	Switzerland	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Synergy Abstract, LP (b)	United States	0.00%	70.00%	70.00%	70.00%	INACTIVE
Taralga Holding Land Trust	Australia	0.00%	90.00%	90.00%	—	PROPERTY
Taralga Holding Nominees 1 PTY Limited	Australia	0.00%	90.00%	90.00%	—	HOLDING COMPANY
Taralga Holding Nominees 2 PTY Limited	Australia	0.00%	90.00%	90.00%	—	HOLDING COMPANY
Taralga Holding Operating Trust	Australia	0.00%	90.00%	90.00%	—	ELECTRICITY PRODUCTION
Taxagest Sociedade Gestora de Participações Sociais, S.A.	Portugal	0.00%	99.83%	100.00%	100.00%	HOLDING COMPANY
Teatinos Siglo XXI Inversiones S.A.	Chile	50.00%	50.00%	100.00%	100.00%	HOLDING COMPANY
The Alliance & Leicester Corporation Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	PROPERTY
The National & Provincial Building Society Pension Fund Trustees Limited	United Kingdom	—	(a)	—	—	ASSET MANAGEMENT COMPANY
Time Finance Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	SERVICES
Time Retail Finance Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	SERVICES
Títulos de Renta Fija, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	SECURITIES INVESTMENT
Tonopah Solar I, LLC	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Toque Fale Serviços de Telemarketing Ltda.	Brazil	0.00%	78.98%	100.00%	100.00%	TELEMARKETING
Tornquist Asesores de Seguros S.A. (b)	Argentina	0.00%	99.99%	99.99%	99.99%	ADVISORY SERVICES
Totta & Açores Inc. Newark	United States	0.00%	99.83%	100.00%	100.00%	BANKING
Totta (Ireland), PLC	Ireland	0.00%	99.83%	100.00%	100.00%	FINANCE
Totta Urbe - Empresa de Administração e Construções, S.A.	Portugal	0.00%	99.83%	100.00%	100.00%	PROPERTY
Trade Maps 3 Hong Kong Limited	Hong Kong	—	(a)	—	—	SECURITISATION
Trade Maps 3 Ireland Limited	Ireland	—	(a)	—	—	SECURITISATION
Trans Rotor Limited	United Kingdom	100.00%	0.00%	100.00%	100.00%	FULL-SERVICE LEASING
Tuttle & Son Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	COLLECTION AND PAYMENT SERVICES
Unicorn Shipping One Designated Activity Company	Ireland	100.00%	0.00%	100.00%	—	LEASING

		% of ownership held by the Bank		% of voting power (c)
Company	Location	Direct	Indirect	2015	2014	Line of business
Universia Brasil S.A.	Brazil	0.00%	100.00%	100.00%	100.00%	INTERNET
Universia Chile S.A.	Chile	0.00%	86.34%	86.34%	85.85%	INTERNET
Universia Colombia S.A.S.	Colombia	0.00%	100.00%	100.00%	100.00%	INTERNET
Universia Holding, S.L.	Spain	100.00%	0.00%	100.00%	100.00%	HOLDING COMPANY
Universia México, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	INTERNET
Universia Perú, S.A.	Peru	0.00%	90.77%	90.77%	79.93%	INTERNET
Universia Puerto Rico, Inc.	Puerto Rico	0.00%	100.00%	100.00%	100.00%	INTERNET
Universia Uruguay, S.A.	Uruguay	0.00%	100.00%	100.00%	100.00%	INTERNET
Vailen Management, S.L.	Spain	0.00%	68.72%	100.00%	100.00%	PROPERTY
Varitelia Distribuciones, S.L.	Spain	0.00%	68.72%	100.00%	100.00%	PROPERTY
Vertiarama, S.L.	Spain	0.00%	68.72%	100.00%	100.00%	SECURITIES INVESTMENT
Viking Collection Services Limited (b)	United Kingdom	0.00%	100.00%	100.00%	100.00%	FINANCE
Vista Capital de Expansión, SGEIC, S.A.	Spain	0.00%	50.00%	50.00%	50.00%	VENTURE CAPITAL MANAGEMENT COMPANY
Vista Desarrollo, S.A., SCR	Spain	100.00%	0.00%	100.00%	100.00%	VENTURE CAPITAL COMPANY
W.N.P.H. Gestão e Investimentos Sociedade Unipessoal, S.A.	Portugal	0.00%	100.00%	100.00%	100.00%	PORTFOLIO MANAGEMENT
Wallcesa, S.A.	Spain	100.00%	0.00%	100.00%	100.00%	SECURITIES INVESTMENT
Waypoint Capital Trust I	United States	0.00%	100.00%	100.00%	100.00%	INACTIVE
Waypoint Insurance Group, Inc.	United States	0.00%	100.00%	100.00%	100.00%	HOLDING COMPANY
Webcasas, S.A.	Brazil	0.00%	93.48%	100.00%	100.00%	INTERNET
Whitewick Limited	Jersey	0.00%	100.00%	100.00%	100.00%	INACTIVE
WIM Servicios Corporativos, S.A. de C.V.	Mexico	0.00%	100.00%	100.00%	100.00%	ADVISORY SERVICES
Winwick Wind Farm Limited	United Kingdom	0.00%	100.00%	100.00%	100.00%	ELECTRICITY PRODUCTION
WTW Shipping Limited	Ireland	100.00%	0.00%	100.00%	100.00%	LEASING

(a)	Companies over which effective control is exercised.
(b)	Company in liquidation as at December 31, 2015.
(c)	Pursuant to Article 3 of Royal Decree 1159/2010, of September 17, approving the rules for the preparation of consolidated financial statements, in order to determine voting power, the voting power relating to subsidiaries or to other persons acting in their own name but on behalf of Group companies was added to the voting power directly held by the Parent. For these purposes, the number of votes corresponding to the Parent in relation to companies over which it exercises indirect control is the number corresponding to each subsidiary holding a direct ownership interest in such companies.
(d)	See note 2.b.
(e)	Company resident in the UK for tax purposes.
(1)	The preference share issuer companies are detailed in Exhibit III, together with other relevant information.

Exhibit II

Companies in which Santander Group has ownership interests of more than 5% (c), associates of Santander Group and jointly controlled entities

		% of ownership held by the Bank		% of voting power (b)
Company	Location	Direct	Indirect	2015	2014	Line of business	Type of company
3E1 Sp. z o.o	Poland	0.00%	12.26%	21.60%	21.60%	ELECTRICITY PRODUCTION	—
Administrador Financiero de Transantiago S.A.	Chile	0.00%	13.42%	20.00%	20.00%	COLLECTION AND PAYMENT SERVICES	Associate
Aegon Santander Generales Seguros y Reaseguros, S.A.	Spain	0.00%	49.00%	49.00%	49.00%	INSURANCE	Jointly controlled entity
Aegon Santander Portugal Não Vida - Companhia de Seguros, S.A.	Portugal	0.00%	48.95%	49.00%	49.00%	INSURANCE	Jointly controlled entity
Aegon Santander Portugal Vida - Companhia de Seguros Vida, S.A.	Portugal	0.00%	48.95%	49.00%	49.00%	INSURANCE	Jointly controlled entity
Aegon Santander Vida Seguros y Reaseguros, S.A.	Spain	0.00%	49.00%	49.00%	49.00%	INSURANCE	Jointly controlled entity
Agres, Agrupación Restauradores, S.L.	Spain	0.00%	43.00%	43.00%	43.00%	RESTAURANTS	Associate
Aguas de Fuensanta, S.A.	Spain	36.78%	0.00%	36.78%	36.78%	FOOD	Associate
Allfunds Bank Brasil Representações Ltda.	Brazil	0.00%	25.25%	50.00%	—	ADMINISTRATIVE SERVICES	Jointly controlled entity
Allfunds Bank International S.A.	Luxembourg	0.00%	25.25%	50.00%	50.00%	BANKING	Jointly controlled entity
Allfunds Bank, S.A.	Spain	0.00%	25.25%	50.00%	50.00%	BANKING	Jointly controlled entity
Allfunds International Schweiz AG	Switzerland	0.00%	25.25%	50.00%	50.00%	SERVICES	Jointly controlled entity
Allfunds Nominee Limited	United Kingdom	0.00%	25.25%	50.00%	50.00%	HOLDING COMPANY	Jointly controlled entity
Anekis, S.A.	Spain	24.75%	24.75%	49.50%	49.50%	ADVERTISING	Associate
Arena Communications Network, S.L.	Spain	20.00%	0.00%	20.00%	20.00%	ADVERTISING	Associate
Asturcontinental de Edificaciones, S.L. (consolidated)	Spain	0.00%	30.93%	45.00%	45.00%	PROPERTY	—
Attijari Factoring Maroc, S.A.	Morocco	0.00%	24.21%	24.21%	28.95%	FACTORING	Associate
Attijariwafa Bank Société Anonyme (consolidated)	Morocco	0.00%	5.26%	5.26%	5.26%	BANKING	—
Autopistas del Sol S.A.	Argentina	0.00%	14.17%	14.17%	7.14%	MOTORWAY CONCESSIONS	—
Aviva Powszechne Towarzystwo Emerytalne Aviva BZ WBK S.A.	Poland	0.00%	6.94%	10.00%	10.00%	PENSION FUND MANAGEMENT COMPANY	—
Aviva Towarzystwo Ubezpieczeń na Życie S.A.	Poland	0.00%	6.94%	10.00%	10.00%	INSURANCE	—
Banco Internacional da Guiné-Bissau, S.A. (a)	Guinea-Bissau	0.00%	48.92%	49.00%	49.00%	BANKING	—
Banco RCI Brasil S.A.	Brazil	0.00%	35.60%	39.89%	39.89%	LEASING	Jointly controlled entity
Bank of Beijing Consumer Finance Company	China	0.00%	20.00%	20.00%	20.00%	FINANCE	Associate
Bank of Shanghai Co., Ltd. (consolidated)	China	7.20%	0.00%	7.20%	7.20%	BANKING	—
Benim - Sociedade Imobiliária, S.A. (consolidated)	Portugal	0.00%	25.77%	25.81%	25.81%	PROPERTY	Associate
Bodegas Gran Feudo, S.L.	Spain	21.86%	0.00%	21.86%	—	FOOD	—
Brendenbury, S.L.U.	Spain	0.00%	40.00%	40.00%	—	HOLDING COMPANY	Jointly controlled entity
BZ WBK-Aviva Towarzystwo Ubezpieczeń na Życie S.A.	Poland	0.00%	34.01%	49.00%	66.00%	INSURANCE	Associate
BZ WBK-Aviva Towarzystwo Ubezpieczeń Ogólnych S.A.	Poland	0.00%	34.01%	49.00%	66.00%	INSURANCE	Associate
Cantabria Capital, SGEIC, S.A.	Spain	50.00%	0.00%	50.00%	50.00%	VENTURE CAPITAL MANAGEMENT COMPANY	Associate
Carnes Estellés, S.A. (a)	Spain	21.41%	0.00%	21.41%	21.41%	FOOD	Associate

		% of ownership held by the Bank		% of voting power (b)
Company	Location	Direct	Indirect	2015	2014	Line of business	Type of company
Cartera del Norte, S.L. (e)	Spain	0.00%	0.00%	0.00%	36.10%	FINANCE	Associate
CCPT - ComprarCasa, Rede Serviços Imobiliários, S.A.	Portugal	0.00%	49.98%	49.98%	47.56%	PROPERTY SERVICES	Jointly controlled entity
Centro de Compensación Automatizado S.A.	Chile	0.00%	22.37%	33.33%	33.33%	COLLECTION AND PAYMENT SERVICES	Associate
Centro para el Desarrollo, Investigación y Aplicación de Nuevas Tecnologías, S.A.	Spain	0.00%	49.00%	49.00%	49.00%	TECHNOLOGY	Associate
CNP Santander Insurance Europe Designated Activity Company	Ireland	0.00%	49.00%	49.00%	49.00%	INSURANCE BROKER	Associate
CNP Santander Insurance Life Designated Activity Company	Ireland	0.00%	49.00%	49.00%	49.00%	INSURANCE BROKER	Associate
Cobranza Amigable, S.A.P.I. de C.V.	Mexico	0.00%	48.56%	48.56%	—	COLLECTION SERVICES	Jointly controlled entity
Comder Contraparte Central S.A	Chile	0.00%	7.44%	11.09%	11.09%	FINANCIAL SERVICES	Associate
Companhia de Crédito, Financiamento e Investimento RCI Brasil	Brazil	0.00%	35.60%	39.89%	39.90%	FINANCE	Jointly controlled entity
Companhia Promotora UCI	Brazil	0.00%	25.00%	25.00%	25.00%	FINANCIAL SERVICES	Jointly controlled entity
Compañía Española de Seguros de Crédito a la Exportación, S.A., Compañía de Seguros y Reaseguros (consolidated)	Spain	20.53%	0.55%	21.08%	21.08%	CREDIT INSURANCE	—
Cubico Sustainable Investments Holdings Limited (consolidated)	United Kingdom	0.00%	32.94%	32.94%	100.00%	ELECTRICITY PRODUCTION	Jointly controlled entity
Eko Energy Sp. z o.o.	Poland	0.00%	12.49%	22.00%	22.00%	ELECTRICITY PRODUCTION	—
Farma Wiatrowa Jablowo Sp. z o.o.	Poland	0.00%	12.26%	21.60%	21.60%	ELECTRICITY PRODUCTION	—
FC2Egestión, S.L.	Spain	0.00%	50.00%	50.00%	50.00%	ENVIRONMENTAL MANAGEMENT	Jointly controlled entity
Federal Home Loan Bank of Pittsburgh	United States	0,00%	17,60%	17,60%	14,00%	BANKING	—
Federal Reserve Bank of Boston	United States	0,00%	30,25%	30,25%	30,81%	BANKING	—
FIDC RCI Brasil I - Financiamento de Veículos	Brazil	—	(d)	—	—	INVESTMENT FUND	Jointly controlled entity
First Wind Texas Holdings LLC	United States	0.00%	33.00%	33.00%	—	HOLDING COMPANY	—
Fondo de Titulización de Activos RMBS Prado I	Spain	—	(d)	—	—	SECURITISATION	Jointly controlled entity
Fondo de Titulización de Activos UCI 11	Spain	—	(d)	—	—	SECURITISATION	Jointly controlled entity
Fondo de Titulización de Activos UCI 14	Spain	—	(d)	—	—	SECURITISATION	Jointly controlled entity
Fondo de Titulización de Activos UCI 15	Spain	—	(d)	—	—	SECURITISATION	Jointly controlled entity
Fondo de Titulización de Activos UCI 16	Spain	—	(d)	—	—	SECURITISATION	Jointly controlled entity
Fondo de Titulización de Activos UCI 17	Spain	—	(d)	—	—	SECURITISATION	Jointly controlled entity
Fondo de Titulización de Activos UCI 18	Spain	—	(d)	—	—	SECURITISATION	Jointly controlled entity
Fondo de Titulización Hipotecaria UCI 10	Spain	—	(d)	—	—	SECURITISATION	Jointly controlled entity
Fondo de Titulización Hipotecaria UCI 12	Spain	—	(d)	—	—	SECURITISATION	Jointly controlled entity
Fortune Auto Finance Co., Ltd	China	0.00%	50.00%	50.00%	50.00%	FINANCE	Jointly controlled entity
Friedrichstrasse, S.L.	Spain	35.00%	0.00%	35.00%	35.00%	PROPERTY	Associate
Generación Andina S.A.C.	Peru	0.00%	49.78%	49.78%	49.78%	ELECTRICITY PRODUCTION	Jointly controlled entity
Gire S.A.	Argentina	0.00%	57.92%	58.33%	58.33%	COLLECTION AND PAYMENT SERVICES	Associate
Grupo Alimentario de Exclusivas, S.A. (a)	Spain	40.53%	0.00%	40.53%	40.46%	FOOD	Associate
Grupo Konecta Centros Especiales de Empleo, S.L.	Spain	0.00%	40.00%	40.00%	100.00%	TELEMARKETING	Jointly controlled entity
Grupo Konecta Maroc S.A.R.L. à associé unique	Morocco	0.00%	40.00%	40.00%	100.00%	TELEMARKETING	Jointly controlled entity
Grupo Konecta UK Limited	United Kingdom	0.00%	40.00%	40.00%	100.00%	TELEMARKETING	Jointly controlled entity
Grupo Konectanet México Servicios, S.A. de C.V.	Mexico	0.00%	40.00%	40.00%	100.00%	TELEMARKETING	Jointly controlled entity
Grupo Konectanet, S.L.	Spain	0.00%	40.00%	40.00%	51.86%	HOLDING COMPANY	Jointly controlled entity

		% of ownership held by the Bank		% of voting power (b)
Company	Location	Direct	Indirect	2015	2014	Line of business	Type of company
HCUK Auto Funding 2015 Ltd	United Kingdom	—	(d)	—	—	SECURITISATION	Jointly controlled entity
HCUK Auto Funding Ltd	United Kingdom	—	(d)	—	—	SECURITISATION	Jointly controlled entity
Hidroatlixco, S.A.P.I. DE C.V.	Mexico	0.00%	50.00%	50.00%	50.76%	ELECTRICITY PRODUCTION	Jointly controlled entity
HSH Delaware L.P.	United States	0.00%	69.19%	0.00%	0.00%	HOLDING COMPANY	—
Hyundai Capital Germany GmbH	Germany	0.00%	49.99%	49.99%	49.99%	SERVICES	Jointly controlled entity
Hyundai Capital UK Limited	United Kingdom	0.00%	50.01%	50.01%	50.01%	FINANCE	Jointly controlled entity
Imperial Holding S.C.A. (a)	Luxembourg	0.00%	36.36%	36.36%	36.36%	SECURITIES INVESTMENT	—
Inbond Inversiones 2014, S.L.	Spain	40.00%	0.00%	40.00%	—	FINANCIAL STUDIES	Jointly controlled entity
Indice Iberoamericano de Investigación y Conocimiento, A.I.E.	Spain	0.00%	51.00%	51.00%	51.00%	INFORMATION SYSTEM	Jointly controlled entity
Inmo Alemania Gestión de Activos Inmobiliarios, S.A.	Spain	0.00%	20.00%	20.00%	20.00%	HOLDING COMPANY	—
Inversiones ZS América Dos Ltda	Chile	0.00%	49.00%	49.00%	49.00%	SECURITIES AND REAL ESTATE INVESTMENT	Associate
Inversiones ZS América SpA	Chile	0.00%	49.00%	49.00%	49.00%	SECURITIES AND REAL ESTATE INVESTMENT	Associate
Invico S.A.	Poland	0.00%	14.64%	21.09%	21.09%	COMMERCE	—
Izettle do Brasil Meios de Pagamento S.A.	Brazil	0.00%	39.49%	50.00%	50.00%	CARDS	Jointly controlled entity
J.C. Flowers I L.P.	United States	0.00%	10.60%	4.99%	4.99%	HOLDING COMPANY	—
J.C. Flowers II-A L.P.	Canada	0.00%	69.39%	4.43%	4.43%	HOLDING COMPANY	—
JCF AIV P L.P.	Canada	0.00%	7.67%	4.99%	4.99%	HOLDING COMPANY	—
JCF BIN II-A	Mauritania	0.00%	69.52%	4.43%	4.43%	HOLDING COMPANY	—
JCF II-A AIV K L.P.	Canada	0.00%	69.52%	0.00%	0.00%	HOLDING COMPANY	—
JCF II-A Special AIV K L.P.	Canada	0.00%	72.29%	4.99%	4.99%	HOLDING COMPANY	—
Jupiter III C.V.	The Netherlands	0.00%	72.75%	4.99%	4.99%	HOLDING COMPANY	—
Jupiter JCF AIV II-A C.V.	The Netherlands	0.00%	69.41%	4.99%	4.99%	HOLDING COMPANY	—
Kallplat Chile Limitada	Chile	0.00%	40.00%	40.00%	—	TELEMARKETING	Jointly controlled entity
Konecta Activos Inmobiliarios, S.L.	Spain	0.00%	40.00%	40.00%	52.80%	PROPERTY	Jointly controlled entity
Konecta Brazil Outsourcing Ltda.	Brazil	0.00%	40.00%	40.00%	99.99%	TELEMARKETING	Jointly controlled entity
Konecta Broker, S.L.	Spain	0.00%	40.00%	40.00%	100.00%	TELEMARKETING	Jointly controlled entity
Konecta Bto, S.L.	Spain	0.00%	40.00%	40.00%	100.00%	TELEMARKETING	Jointly controlled entity
Konecta Chile Limitada	Chile	0.00%	40.00%	40.00%	100.00%	TELEMARKETING	Jointly controlled entity
Konecta Colombia Grupo Konecta Colombia Ltda	Colombia	0.00%	40.00%	40.00%	100.00%	TELEMARKETING	Jointly controlled entity
Konecta Field Marketing, S.A.	Spain	0.00%	40.00%	40.00%	100.00%	MARKETING	Jointly controlled entity
Konecta Gestión Integral de Procesos, S.L.	Spain	0.00%	40.00%	40.00%	100.00%	TELEMARKETING	Jointly controlled entity
Konecta Servicios Administrativos y Tecnológicos, S.L.	Spain	0.00%	40.00%	40.00%	100.00%	ADMINISTRATIVE SERVICES	Jointly controlled entity
Konecta Servicios de BPO, S.L.	Spain	0.00%	40.00%	40.00%	100.00%	TELEMARKETING	Jointly controlled entity
Konecta Soluciones Globales, S.L.	Spain	0.00%	40.00%	40.00%	100.00%	TELEMARKETING	Jointly controlled entity
Konectanet Andalucía, S.L.	Spain	0.00%	40.00%	40.00%	100.00%	TELEMARKETING	Jointly controlled entity
Konectanet Comercialización, S.L.	Spain	0.00%	40.00%	40.00%	100.00%	TELEMARKETING	Jointly controlled entity
Konectanet Portugal Lda.	Portugal	0.00%	40.00%	40.00%	100.00%	TELEMARKETING	Jointly controlled entity
Kontacta Comunicaciones, S.A.	Spain	0.00%	40.00%	40.00%	100.00%	MOBILE TELEPHONY	Jointly controlled entity
L’Esplai Valencia, S.L.	Spain	0.00%	25.43%	37.00%	37.00%	PROPERTY	—
Luri 3, S.A.	Spain	10.00%	0.00%	10.00%	10.00%	PROPERTY	Jointly controlled entity
Massachusetts Business Development Corp. (consolidated)	United States	0.00%	21.60%	21.60%	21.60%	FINANCE	—

		% of ownership held by the Bank		% of voting power (b)
Company	Location	Direct	Indirect	2015	2014	Line of business	Type of company
Metrofinance Spólka z o.o.	Poland	0.00%	15.08%	21.73%	—	FINANCIAL ADVISORY	Associate
Metrohouse Franchise S.A.	Poland	0.00%	15.08%	21.73%	21.73%	PROPERTY	Associate
MH - Uslugi Wspólne S.A.	Poland	0.00%	15.08%	21.73%	21.73%	PROPERTY	Associate
MH Kraków Spólka z o.o.	Poland	0.00%	15.08%	21.73%	—	PROPERTY	Associate
MH Warszawa Spólka z o.o.	Poland	0.00%	15.08%	21.73%	—	PROPERTY	Associate
Monitise PLC (consolidated)	United Kingdom	5.08%	0.00%	5.08%	5.08%	PAYMENT SERVICES	—
New PEL S.a.r.l.	Luxembourg	0.00%	7.67%	0.00%	0.00%	HOLDING COMPANY	—
NIB Special Investors IV-A LP	Canada	0.00%	99.70%	4.99%	4.99%	HOLDING COMPANY	—
NIB Special Investors IV-B LP	Canada	0.00%	95.80%	4.99%	4.99%	HOLDING COMPANY	—
Norchem Holdings e Negócios S.A.	Brazil	0.00%	19.41%	29.00%	29.00%	HOLDING COMPANY	Associate
Norchem Participações e Consultoria S.A.	Brazil	0.00%	44.62%	50.00%	50.00%	SECURITIES COMPANY	Jointly controlled entity
Nowotna Farma Wiatrowa Sp. z o.o.	Poland	0.00%	12.26%	21.60%	21.60%	ELECTRICITY PRODUCTION	—
NPG Wealth Management S.àr.l (consolidated)	Luxembourg	0.00%	5.90%	0.00%	0.00%	HOLDING COMPANY	—
Odc Ambievo Tecnologia e Inovacao Ambiental, Industria e Comercio de Insumos Naturais Ltda.	Brazil	0.00%	20.59%	23.07%	23.08%	TECHNOLOGY	—
Olivant Limited (consolidated)	Guernsey	0.00%	10.39%	10.39%	10.39%	HOLDING COMPANY	—
Omega Financial Services GmbH	Germany	0.00%	50.00%	50.00%	50.00%	SERVICES	Jointly controlled entity
Operadora de Activos Alfa, S.A. de C.V.	Mexico	0.00%	49.98%	49.98%	49.98%	FINANCE	Associate
Operadora de Activos Beta, S.A. de C.V.	Mexico	0.00%	49.99%	49.99%	49.99%	FINANCE	Associate
Operadora de Tarjetas de Crédito Nexus S.A.	Chile	0.00%	8.66%	12.90%	12.90%	CARDS	Associate
Parque Eólico Reynosa I, S.A. de C.V.	Mexico	0.00%	80.00%	80.00%	80.00%	ELECTRICITY PRODUCTION	Jointly controlled entity
Parque Solar Páramo, S.L.	Spain	92.00%	0.00%	25.00%	25.00%	ELECTRICITY PRODUCTION	Jointly controlled entity
Parques Empresariales Gran Europa, S.A. (consolidated)	Spain	0.00%	34.36%	50.00%	50.00%	LAND MANAGEMENT	—
POLFUND - Fundusz Poręczeń Kredytowych S.A.	Poland	0.00%	34.71%	50.00%	50.00%	MANAGEMENT COMPANY	Associate
Prodesur Mediterráneo, S.L. (a)	Spain	0.00%	50.00%	50.00%	50.23%	PROPERTY	Jointly controlled entity
Proinsur Mediterráneo, S.L. (a)	Spain	0.00%	50.00%	50.00%	50.00%	PROPERTY	Jointly controlled entity
PSA Insurance Europe Limited	Malta	0.00%	50.00%	50.00%	—	INSURANCE	Jointly controlled entity
PSA Life Insurance Europe Limited	Malta	0.00%	50.00%	50.00%	—	INSURANCE	Jointly controlled entity
PSA UK Number 1 plc	United Kingdom	0.00%	50.00%	50.00%	50.00%	LEASING	Associate
Puntoform, S.L.	Spain	0.00%	40.00%	40.00%	100.00%	TRAINING	Jointly controlled entity
Redbanc S.A.	Chile	0.00%	22.44%	33.43%	33.43%	SERVICES	Associate
Redsys Servicios de Procesamiento, S.L.U.	Spain	17.56%	0.00%	17.56%	16.97%	CARDS	Associate
Retama Real Estate, S.A.	Spain	0.00%	50.00%	50.00%	50.00%	SERVICES	Jointly controlled entity
Rías Redbanc, S.A.	Uruguay	0.00%	25.00%	25.00%	20.00%	SERVICES	—
Rio Alto Gestão de Créditos e Participações, S.A.	Brazil	0.00%	44.62%	50.00%	50.00%	COLLECTION AND PAYMENT SERVICES	—
Route 66 Wind Power LLC	United States	0.00%	33.00%	33.00%	—	ELECTRICITY PRODUCTION	—
SAM Asset Management, S.A. de C.V., Sociedad Operadora de Fondos de Inversión	Mexico	0.00%	50.00%	50.00%	50.00%	FUND MANAGEMENT COMPANY	Jointly controlled entity
SAM Brasil Participações S.A.	Brazil	1.00%	49.50%	50.50%	50.50%	HOLDING COMPANY	Jointly controlled entity
SAM Finance Lux S.à.r.l	Luxembourg	0.00%	50.00%	50.00%	50.00%	MANAGEMENT COMPANY	Jointly controlled entity
SAM Investment Holdings Limited	Jersey	0.00%	50.00%	50.00%	50.00%	HOLDING COMPANY	Jointly controlled entity

		% of ownership held by the Bank		% of voting power (b)
Company	Location	Direct	Indirect	2015	2014	Line of business	Type of company
Santander Ahorro Inmobiliario 1, S.I.I., S.A.	Spain	40.00%	0.01%	40.02%	30.95%	REAL ESTATE INVESTMENT	Associate
Santander Asset Management Luxembourg, S.A.	Luxembourg	0.00%	50.00%	50.00%	50.00%	FUND MANAGEMENT COMPANY	Jointly controlled entity
Santander Asset Management S.A. Administradora General de Fondos	Chile	0.00%	49.99%	49.99%	49.99%	FUND MANAGEMENT COMPANY	Jointly controlled entity
Santander Asset Management UK Holdings Limited	United Kingdom	0.00%	50.00%	50.00%	50.00%	HOLDING COMPANY	Jointly controlled entity
Santander Asset Management UK Limited	United Kingdom	0.00%	50.00%	50.00%	50.00%	FUND AND PORTFOLIO MANAGER	Jointly controlled entity
Santander Asset Management USA, LLC	United States	0.00%	50.00%	50.00%	50.00%	FUND AND ASSET MANAGEMENT COMPANY	Jointly controlled entity
Santander Asset Management, LLC	Puerto Rico	0.00%	50.00%	50.00%	50.00%	MANAGEMENT COMPANY	Jointly controlled entity
Santander Asset Management, S.A., S.G.I.I.C.	Spain	0.00%	50.00%	50.00%	50.00%	FUND MANAGEMENT COMPANY	Jointly controlled entity
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A.	Brazil	0.00%	50.50%	50.50%	50.50%	MANAGEMENT COMPANY	Jointly controlled entity
Santander Brasil Gestão de Recursos Ltda.	Brazil	0.00%	50.00%	50.00%	50.00%	REAL ESTATE INVESTMENT	Jointly controlled entity
Santander Elavon Merchant Services Entidad de Pago, S.L.	Spain	49.00%	0.00%	49.00%	49.00%	PAYMENT SERVICES	Jointly controlled entity
Santander Insurance Services Ireland Limited	Ireland	0.00%	49.00%	49.00%	49.00%	SERVICES	Associate
Santander Pensiones, S.A., E.G.F.P.	Spain	0.00%	50.00%	50.00%	50.00%	PENSION FUND MANAGEMENT COMPANY	Jointly controlled entity
Santander Río Asset Management Gerente de Fondos Comunes de Inversión S.A.	Argentina	0.00%	50.00%	50.00%	50.00%	FUND MANAGEMENT COMPANY	Jointly controlled entity
Saturn Japan II Sub C.V.	The Netherlands	0.00%	69.30%	0.00%	0.00%	HOLDING COMPANY	—
Saturn Japan III Sub C.V.	The Netherlands	0.00%	72.71%	0.00%	0.00%	HOLDING COMPANY	—
Saudi Hollandi Bank (consolidated)	Saudi Arabia	0.00%	11.16%	11.16%	11.16%	BANKING	—
Servicios de Infraestructura de Mercado OTC S.A.	Chile	0.00%	7.46%	11.11%	11.11%	SERVICES	Associate
Sociedad de Garantía Recíproca de Santander, S.G.R.	Spain	25.59%	0.00%	25.59%	—	FINANCIAL SERVICES	—
Sociedad de Gestión de Activos Procedentes de la Reestructuración Bancaria, S.A.	Spain	17.28%	0.00%	17.28%	17.28%	FINANCIAL SERVICES	—
Sociedad Interbancaria de Depósitos de Valores S.A.	Chile	0.00%	19.66%	29.29%	29.29%	SECURITIES DEPOSITORY SERVICES	Associate
Sociedad Promotora Bilbao Plaza Financiera, S.A.	Spain	19.04%	14.86%	33.91%	33.90%	ADVISORY SERVICES	—
Solar Energy Capital Europe S.à.r.l. (consolidated)	Luxembourg	0.00%	33.33%	33.33%	33.33%	HOLDING COMPANY	Jointly controlled entity
Stephens Ranch Wind Energy Holdco LLC (consolidated)	United States	0.00%	44.00%	44.00%	44.00%	ELECTRICITY PRODUCTION	—
Syntheo Limited	United Kingdom	0.00%	50.00%	50.00%	—	PAYMENT SERVICES	Jointly controlled entity
Tbforte Segurança e Transporte de Valores Ltda.	Brazil	0.00%	18.52%	19.81%	19.81%	SECURITY	Associate
Tbnet Comércio, Locação e Administração Ltda.	Brazil	0.00%	18.52%	19.81%	19.81%	TELECOMMUNICATIONS	Associate
Tecnologia Bancária S.A.	Brazil	0.00%	18.52%	19.81%	19.81%	ATMs	Associate
Teka Industrial, S.A. (consolidated)	Spain	0.00%	9.42%	9.42%	9.42%	DOMESTIC APPLIANCES	—
The HSH AIV 4 Trust	United States	0.00%	69.19%	4.99%	4.99%	HOLDING COMPANY	—
Tonopah Solar Energy Holdings I, LLC (consolidated)	United States	0.00%	26.80%	26.80%	26.80%	HOLDING COMPANY	Associate
TOPSAM, S.A de C.V.	Mexico	0.00%	50.00%	50.00%	50.00%	FUND MANAGEMENT COMPANY	Jointly controlled entity
Trabajando.com Chile S.A.	Chile	0.00%	33.33%	33.33%	33.33%	SERVICES	Associate
Transbank S.A.	Chile	0.00%	16.78%	25.00%	25.00%	CARDS	Associate
Transolver Finance EFC, S.A.	Spain	0.00%	50.00%	50.00%	50.00%	LEASING	Jointly controlled entity
U.C.I., S.A.	Spain	50.00%	0.00%	50.00%	50.00%	HOLDING COMPANY	Jointly controlled entity
UCI Holding Brasil Ltda	Brazil	0.00%	50.00%	50.00%	50.00%	HOLDING COMPANY	Jointly controlled entity

		% of ownership held by the Bank		% of voting power (b)
Company	Location	Direct	Indirect	2015	2014	Line of business	Type of company
UCI Mediação de Seguros Unipessoal, Lda.	Portugal	0.00%	50.00%	50.00%	50.00%	INSURANCE BROKER	Jointly controlled entity
UCI Servicios para Profesionales Inmobiliarios, S.A.	Spain	0.00%	50.00%	50.00%	50.00%	PROPERTY SERVICES	Jointly controlled entity
Unicre-Instituição Financeira de Crédito, S.A.	Portugal	0.00%	21.46%	21.50%	21.50%	FINANCE	Associate
Unión de Créditos Inmobiliarios, S.A., EFC	Spain	0.00%	50.00%	50.00%	50.00%	MORTGAGE LOAN COMPANY	Jointly controlled entity
Universal Support, S.A.	Spain	0.00%	40.00%	40.00%	100.00%	TELEMARKETING	Jointly controlled entity
Urbanizadora Valdepolo I, S.A.	Spain	0.00%	34.36%	50.00%	50.00%	PROPERTY	—
Urbanizadora Valdepolo II, S.A.	Spain	0.00%	34.36%	50.00%	50.00%	PROPERTY	—
Urbanizadora Valdepolo III, S.A.	Spain	0.00%	34.36%	50.00%	50.00%	PROPERTY	—
Urbanizadora Valdepolo IV, S.A.	Spain	0.00%	34.36%	50.00%	50.00%	PROPERTY	—
Uro Property Holdings SOCIMI, S.A.	Spain	14.96%	7.82%	22.77%	—	PROPERTY	—
Valdicsa, S.A.	Spain	0.00%	22.68%	33.00%	33.00%	PROPERTY	—
VCFS Germany GmbH	Germany	0.00%	50.00%	50.00%	—	MARKETING	Jointly controlled entity
Vector Software Factory, S.L. (consolidated)	Spain	0.00%	45.00%	45.00%	45.00%	IT	Associate
Venda de Veículos Fundo de Investimento em Direitos Creditórios	Brazil	—	(d)	—	—	INVESTMENT FUND	Jointly controlled entity
Viking Consortium Holdings Limited (consolidated)	United Kingdom	0.00%	24.99%	24.99%	24.99%	HOLDING COMPANY	—
Virtual Motors Páginas Eletrônicas Ltda	Brazil	0.00%	65.43%	70.00%	70.00%	INTERNET	Jointly controlled entity
Webmotors S.A.	Brazil	0.00%	65.43%	70.00%	70.00%	SERVICES	Jointly controlled entity
Yaap Digital Services, S.L.	Spain	33.33%	0.00%	33.33%	33.33%	SERVICES	Associate
Zakłady Przemysłu Jedwabniczego DOLWIS S.A. w upadłości likwidacyjnej (a)	Poland	0.00%	30.54%	44.00%	44.00%	TEXTILE PRODUCTION	—
Zurich Santander Brasil Seguros e Previdência S.A.	Brazil	0.00%	48.79%	48.79%	48.79%	INSURANCE	Associate
Zurich Santander Brasil Seguros S.A.	Brazil	0.00%	48.79%	48.79%	48.79%	INSURANCE	Associate
Zurich Santander Holding (Spain), S.L.	Spain	0.00%	49.00%	49.00%	49.00%	HOLDING COMPANY	Associate
Zurich Santander Holding Dos (Spain), S.L.	Spain	0.00%	49.00%	49.00%	49.00%	HOLDING COMPANY	Associate
Zurich Santander Insurance América, S.L.	Spain	49.00%	0.00%	49.00%	49.00%	HOLDING COMPANY	Associate
Zurich Santander Seguros Argentina S.A.	Argentina	0.00%	49.00%	49.00%	49.00%	INSURANCE	Associate
Zurich Santander Seguros de Vida Chile S.A.	Chile	0.00%	49.00%	49.00%	49.00%	INSURANCE	Associate
Zurich Santander Seguros Generales Chile S.A.	Chile	0.00%	49.00%	49.00%	49.00%	INSURANCE	Associate
Zurich Santander Seguros México, S.A.	Mexico	0.00%	49.00%	49.00%	49.00%	INSURANCE	Associate
Zurich Santander Seguros Uruguay, S.A.	Uruguay	0.00%	49.00%	49.00%	49.00%	INSURANCE	Associate

(a)	Company in liquidation as at December 31, 2015.
(b)	Pursuant to Article 3 of Royal Decree 1159/2010, of September 17, approving the rules for the preparation of consolidated financial statements, in order to determine voting power, the voting power relating to subsidiaries or to other persons acting in their own name but on behalf of Group companies was added to the voting power directly held by the Parent. For these purposes, the number of votes corresponding to the Parent in relation to companies over which it exercises indirect control is the number corresponding to each subsidiary holding a direct ownership interest in such companies.
(c)	Excluding the Group companies listed in Exhibit I and those of negligible interest with respect to the fair presentation that the consolidated financial statements must express (pursuant to Article 48 of the Spanish Commercial Code and Article 260 of the Spanish Limited Liability Companies Law).
(d)	Companies over which the non-subsidiary investee of the Group exercises effective control.
(e)	Liquidated company in the absence of registration in the register.

Exhibit III

Preference share issuer subsidiaries

		% of ownership held by the Bank
Company	Location	Direct	Indirect	Line of business
Banesto Holdings, Ltd. (a)	Guernsey	99.99%	0.00%	INACTIVE
Emisora Santander España, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	FINANCE
Santander Emisora 150, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	FINANCE
Santander Finance Capital, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	FINANCE
Santander Finance Preferred, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	FINANCE
Santander International Preferred, S.A. Sole-Shareholder Company	Spain	100.00%	0.00%	FINANCE
Sovereign Real Estate Investment Trust	United States	0.00%	100.00%	FINANCE
Totta & Açores Financing, Limited	Cayman Islands	0.00%	99.83%	INACTIVE

(a)	Company in liquidation as at December 31, 2015.

Exhibit IV

Notifications of acquisitions and disposals of investments in 2015

(Article 155 of the Spanish Limited Liability Companies Law and Article 125 of the Spanish Securities Market Law).

On May 22, 2015, the CNMV registered a notification from Banco Santander which disclosed that Santander Group’s ownership interest in NH Hoteles, S.A. had fallen below 3% on May 20, 2015.

On August 7, 2015, the CNMV registered a notification from Banco Santander (and seven other banks) which disclosed that the ownership interest of all of them in GENERAL DE ALQUILER DE MAQUINARIA, S.A. had exceeded 60% on August 5, 2015. Santander Group’s position in this company was 4.742% at that date.

Exhibit V

Other information on the Group’s banks

A)	Following is certain information on the share capital of the Group’s main banks based on their total assets.

1.	Santander UK plc

a)	Number of financial equity instruments held by the Group

Santander UK plc has issued 31,051,768,866 ordinary shares with a par value of GBP 0.10 each, amounting to GBP 3,105,176,886.6. On January 10, 2014, Cántabro Catalana de Inversiones, S.A. transferred one ordinary share with a par value of GBP 0.10 to Banco Santander, S.A. for GBP 1. Subsequently, on April 1, 2014, Banco Santander, S.A. transferred 24,117,268,866.6 ordinary shares with a par value of GBP 0.10 each to Santander UK Group Holdings Limited for GBP 2,411,726,886.6. Also, on April 1, 2014, Santusa Holding, S.L. transferred 6,934,500,000 shares with a par value of GBP 0.10 each to Santander UK Group Holdings Limited for GBP 693,450,000. As at December 31, 2015, the Group holds all the ordinary share capital (31,051,768,866 ordinary shares with a par value of GBP 0.10 each, amounting to GBP 3,105,176,886.6) through Santander UK Group Holdings Limited.

On October 23, 1995, Santander UK plc issued 10.0625% exchangeable capital securities amounting to GBP 200,000,000, exchangeable into 200,000,000 10.375% non-cumulative sterling preference shares with a par value of GBP 1 each. At December 31, 2015, the Group held 30.10% of the 10.0625% exchangeable capital securities (amounting to GBP 66,147,000) through Banco Santander, S.A.

Also, on October 23, 1995, Santander UK plc issued 10.375% non-cumulative sterling preference shares amounting to GBP 100,000,000 with a par value of GBP 1 each, and on February 13, 1996 Santander UK plc issued additional 10.375% non-cumulative sterling preference shares amounting to GBP 100,000,000 with a par value of GBP 1 each. At December 31, 2015, the Group held 32% of the 10.375% non-cumulative sterling preference shares (amounting to GBP 63,913,355) through Banco Santander, S.A.

On June 9, 1997, Santander UK plc issued 8.625% non-cumulative sterling preference shares amounting to GBP 125,000,000 with a par value of GBP 1 each. At December 31, 2015, the Group held 80.40% of the 8.625% non-cumulative sterling preference shares (amounting to GBP 100,487,938) through Banco Santander, S.A.

On April 28, 2010, pursuant to current legislation, preference shares of Alliance & Leicester Limited (formerly Alliance & Leicester plc) were exchanged for 300,002 redeemable fixed/floating rate series A non-cumulative preference shares of Santander UK plc amounting to GBP 300,002,000, with a par value of GBP 1 each and a liquidation preference of GBP 1,000. On December 16, 2014, Santander UK plc repurchased 265,069 redeemable fixed/floating rate series A non-cumulative preference shares for GBP 265,069,000. On June 12, 2015, Santander UK plc repurchased 21,136 redeemable fixed/floating rate series A non-cumulative preference shares for GBP 22,509,840. At December 31, 2015, 13,797 redeemable fixed/floating rate series A non-cumulative preference shares, amounting to GBP 13,797,000, were still outstanding.

b) Capital increases in progress

At December 31, 2015, there were no approved capital increases.

c) Share capital authorized by the shareholders at the general meeting

The shareholders at the annual general meeting held on April 21, 2015 resolved to unconditionally authorize the company to carry out the following repurchases of share capital.

1) The repurchase of its own 8.625% non-cumulative sterling preference shares subject to the following conditions:

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

2) The repurchase of its own 10.375% non-cumulative sterling preference shares subject to the following conditions:

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

3) The repurchase of its own redeemable fixed/floating rate series A non-cumulative preference shares subject to the following conditions:

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

b) Capital increases in progress

At December 31, 2015, there were no approved capital increases.

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

a) Number of financial equity instruments held by the Group

The Group holds 3,440,170,512 ordinary shares and 3,273,507,089 preference shares through Banco Santander, S.A. and its subsidiaries Sterrebeeck B.V., Grupo Empresarial Santander, S.L. and Santander Insurance Holding, S.L., and Banco Madesant - Sociedade Unipessoal, S.A.

The shares composing the share capital of Banco Santander (Brasil) S.A. have no par value and there are no capital payments payable. At 2015 year-end the bank’s treasury shares consisted of 20,217,733 ordinary shares and 20,217,733 preference shares, with a total of 40,435,466 shares.

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

b) Capital increases in progress

At December 31, 2015, there were no approved capital increases.

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

At present the share capital consists of 7,563,082,417 shares (3,850,970,714 ordinary shares and 3,712,111,703 preference shares).

d) Rights on founder’s shares, “rights” bonds, convertible debentures and similar securities or rights

At the general meeting held on April 30, 2015, the shareholders approved the rules relating to the 2015 deferred remuneration plans for the directors, management and other employees of the company and of companies under its control. The delivery of the shares is linked to the achievement of certain targets in 2015. The company considers that the exercise of these rights could give rise to the delivery of 8,800,000 treasury shares to these directors and employees.

At the general meeting held on December 14, 2015, the shareholders approved the rules relating to the 2016 deferred remuneration plans for the directors, management and other employees of the company and of companies under its control. The delivery of the shares is linked to the achievement of certain targets in 2016. The company considers that the exercise of these rights could give rise to the delivery of 9,000,000 treasury shares to these directors and employees.

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

a) Number of financial equity instruments held by the Group

At December 31, 2015, the Group held 530,391,043 ordinary shares that carry the same voting and dividend acquisition rights over Santander Holdings USA, Inc. (SHUSA). This holding company and Independence Community Bank Corp. (ICBC) hold 1,237 ordinary shares with a par value of USD 1 each, which carry the same voting rights. These shares constitute all the share capital of Santander Bank, National Association (SBNA).

SHUSA holds an 80.84% ownership interest in SBNA, and the remaining 19.16% belongs to ICBC. ICBC is wholly owned by SHUSA. There is no shareholders’ meeting for the ordinary shares of SBNA.

b) Capital increases in progress

At December 31, 2015, there were no approved capital increases.

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

5.	Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México

a) Number of financial equity instruments held by the Group

The Group holds a 75% ownership interest in the subsidiary in Mexico through the holding company Grupo Financiero Santander México, S.A.B. de C.V. At December 31, 2015, this holding company and Santander Global Facilities, S.A. de C.V. (Mexico) held 80,848,258,165 ordinary shares that constitute 99.99% of the share capital of Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México.

b) Capital increases in progress

At December 31, 2015, there were no approved capital increases.

c) Capital authorized by the shareholders at the general meeting

The shareholders at the general meeting held on February 22, 2012 resolved to increase the authorized share capital of Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México to MXN 8,085,540,380.30, represented by a total of 80,855,403,803 fully subscribed and paid shares of MXN 0.10 par value each, which remained unchanged at December 31, 2015.

d) Rights on founder’s shares, bonds or debt issues, convertible debentures and similar securities or rights

(i) At the board of directors meeting held on October 22, 2015 the directors acknowledged their awareness of the situation of the debt issue of Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México that had been ratified at the board meeting held on October 17, 2013 for the issue of debt up to USD 6,500 million in local or international markets. They stipulated that the debt should be senior or subordinated for a maximum term of 15 years and that debt instruments that qualify as capital under current legislation should be included, and resolved that such issue may be instrumented individually or through various issue programs.

At present, the detail of Banco Santander’s debt issue is as follows:

Instrument	Type	Term	Amount	Undrawn balance
Issue program in connection with stock market certificates and term deposit certificates of deposit	Revolving	We are currently in the process of authorizing a new program for the same amount, as recurring issuer	Up to MXN 55,000,000,000.00	N/A
Private structured bank bond certificate	Non-revolving (*)	December 16, 2044	Up to MXN 20,000,000,000.00	Up to MXN 1,800,000,000.00

Private structured bank bond certificate	—	We are currently in the process of authorizing a new program for the same amount, as recurring issuer	Up to MXN 10,000,000,000.00	N/A
Issue of Tier II subordinated debt in international markets	Non-revolving	January 26, 2021	USD 1,300,000,000	N/A

*	The issue of private structured bank bonds is non-revolving. Once the amount established in the related certificate is placed, a new certificate is issued for the authorized amount

The issue of public structured bank bonds with subsequent placements was approved for up to MXN 10 thousand million, the equivalent amount in US dollars or in any other currency, for a term of 1 day to 15 years, with the understanding that the bonds may not be redeemed after the term of the related certificate of issue. They may be issued with or without loss of capital, with a public offering and with registration in the Mexican National Securities Register. This issue had not yet been launched at the reporting date.

(ii) On December 19, 2013, Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México issued a total of USD 1,300,000,000 in subordinated notes that meet the capital requirements established by Basel III for Tier 2 capital at a rate of 6.125% and maturing in 2023. The Parent of Santander México, Banco Santander, S.A. Spain, resolved to purchase USD 975,000,000, i.e. 75% of the total amount of the notes.

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

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

Not applicable.

6.	Banco Santander Totta, S.A

a) Number of equity instruments held by the Group

The Group holds 956,153,370 ordinary shares through its subsidiaries: Santander Totta, SGPS, S.A. with 941,269,620 shares, Taxagest Sociedade Gestora de Participações Sociais, S.A. with 14,593,315 shares, and Banco Santander Totta, S.A. with 290,435 treasury shares, all of which have a par value of EUR 1 each and identical voting and dividend rights and are subscribed and paid in full.

b) Capital increases in progress

At December 31, 2015, there were no approved capital increases.

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

Non-current asset revaluation reserves are regulated by Decree- Law 31/98, under which losses can be offset or capital increased by the amounts for which the underlying asset is depreciated, amortized or sold.

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

Not applicable.

7.	Santander Consumer Bank AG

a) Number of financial equity instruments held by the Group

At December 31, 2015, through Santander Consumer Holding GmbH, the Group held 30,002 ordinary shares with a par value of EUR 1,000 each, all of which carry the same voting rights.

b) Capital increases in progress

At December 31, 2015, there were no approved capital increases.

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

b) Capital increases in progress

At December 31, 2015, there were no approved capital increases.

c) Capital authorized by the shareholders at the general meeting

Share capital at December 31, 2015 amounted to CLP 891,302,881,691.

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

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

All the shares are listed on the Chilean stock exchanges and, through American Depositary Receipts (ADRs), on the New York Stock Exchange (NYSE).

9.	Bank Zachodni WBK S. A.

a) Number of financial equity instruments held by the Group

At December 31, 2015, Banco Santander, S.A. held 68,880,774 ordinary shares with a par value of PLN 10 each, all of which carry the same voting rights.

b) Capital increases in progress

At December 31, 2015, there were no approved capital increases.

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

f) Non-Group entities which hold, directly or through subsidiaries, 10% or more of equity

Not applicable.

g) Quoted equity instruments

All the shares of Bank Zachodni WBK S.A. are listed on the Warsaw stock exchange.

B)	The restrictions on the ability to access or use the assets and settle the liabilities of the Group, as required under paragraph 13 of IFRS 12, are described below.

In certain jurisdictions, restrictions have been established on the distribution of dividends on the basis of the new, much more stringent capital adequacy regulations. However, there is currently no evidence of any practical or legal impediment to the transfer of funds by Group subsidiaries to the Parent in the form of dividends, loans or advances, repatriation of capital or any other means.

Exhibit VI

Annual banking report

The Group’s total tax contribution in 2015 (taxes incurred directly by the Group and the collection of taxes incurred by third parties generated in the course of its economic activities) exceeded EUR 16,000 million.

This Annual Banking Report was prepared in compliance with Article 89 of Directive 2013/36/EU of the European Parliament and of the Council, of June 26, 2013, on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms, and its transposition into Spanish law pursuant to Article 87 of Law 10/2014, of June 26, on the regulation, supervision and capital adequacy of credit institutions.

Pursuant to the aforementioned Article, from January 1, 2015, credit institutions must send the Bank of Spain and publish annually a report as an Exhibit to the financial statements audited in accordance with the legislation regulating audits of financial statements, which specifies, by country in which they are established, the following information on a consolidated basis for each year:

a)	Name(s), nature of activities and geographical location.

b)	Turnover.

c)	Number of employees on a full time equivalent basis.

d)	Gross profit or loss before tax.

e)	Tax on profit or loss.

f)	Public subsidies received.

Following is a detail of the criteria used to prepare the annual banking report for 2015:

a)	Name(s), nature of activities and geographical location

The aforementioned information is available in Appendices I and III to the Group’s consolidated financial statements, which contain details of the companies operating in each jurisdiction, including, among other information, their name(s), geographical location and the nature of their activities.

As can be seen in the aforementioned Appendices, the main activity carried on by the Group in the various jurisdictions in which it operates is commercial banking. The Group operates mainly in ten markets through a model of subsidiaries that are autonomous in capital and liquidity terms, which has clear strategic and regulatory advantages, since it limits the risk of contagion between Group units, imposes a double layer of global and local oversight and facilitates crisis management and resolution. The number of Group offices totals 13,030 (the largest commercial network of any international bank) and these offices provide our customers with all their basic financial needs.

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

The foregoing amounts are part of the statement of cash flows and, therefore, differ from the income tax expense recognized in the consolidated income statement. Such is the case because the tax legislation of each country establishes:

•	the time at which taxes must be paid and, normally, there is a timing mismatch between the dates of payment and the date of generation of the income bearing the tax.

•	its own criteria for calculating the tax and establishes temporary or permanent restrictions on expense deduction, exemptions, relief or deferrals of certain income, thereby generating the related differences between the accounting profit (or loss) and taxable profit (or tax loss) which is ultimately taxed; tax loss carryforwards from prior years, tax credits and/or relief, etc. must also be added to this. Also, in certain cases special regimes are established, such as the tax consolidation of companies in the same jurisdiction, etc.

f)	Public subsidies received

In the context of the disclosures required by current legislation, this term was interpreted to mean any aid or subsidy in line with the European Commission’s State Aid Guide and, in such context, the Group companies did not receive public subsidies in 2015.

The detail of the information for 2015 is as follows:

	2015
Jurisdiction	Turnover (millions of euros)	Headcount	Gross profit or loss before tax (millions of euros)	Tax on profit or loss (millions of euros)
Germany	1,519	4,748	463	140
Argentina	1,548	7,475	544	202
Australia	7	9	2	—
Austria	129	382	43	—
The Bahamas	19	43	15	—
Belgium	83	118	60	9
Brazil (1)	11,720	44,957	2,411	361
Canada	34	135	9	2
Chile	2,364	12,041	828	166
China	89	197	29	16
Colombia	11	57	(2)	1
Spain (2)	5,551	29,838	(990)	69
United States (3)	7,581	15,140	1,545	(95)
Denmark	115	236	56	10
Finland	83	136	48	4
France	468	665	266	119
Hungary	2	31	(15)	—
Ireland	25	10	27	3
Isle of Man	5	20	2	—
Cayman Islands	8	—	8	—
Italy	324	738	59	84
Jersey	(16)	92	(36)	2
Morocco	1	—	1	—
Mexico (4)	3,467	17,345	1,054	86
Norway	381	522	103	16
The Netherlands	57	192	12	33
Panama	5	5	1	—
Peru	78	141	19	8
Poland	1,653	14,874	705	251
Portugal (5)	1,108	5,904	647	72
Puerto Rico	388	1,492	(13)	29
United Kingdom	6,561	24,716	1,514	582
Singapore	8	11	4	—
Sweden	116	338	7	5
Switzerland	83	161	27	12
Uruguay	320	1,398	94	18

Consolidated Group total	45,895	184,167	9,547	2,205

(1)	Including the information relating to a branch in the Cayman Islands the profits of which are taxed in full in Brazil. The contribution of this branch to operating profit/(losses) before tax for 2015 is EUR 365 million.
(2)	Includes the corporate center.
(3)	Tax accrued in the year in this jurisdiction amounted to approximately EUR 500 million due mainly to the difference in deferred taxes.
(4)	Including the information on a branch in the Bahamas the profits of which are taxed in full in Mexico. In 2015 the contribution of this branch to operating profit/(losses) before tax was EUR 50 million.
(5)	Including the information relating to the branch in the UK, which is taxed both in the UK and in Portugal. In 2015 the contribution of this branch to operating profit/(losses) before tax was EUR 127 million.

At December 31, 2015, the Group’s return on assets (ROA) was estimated at 0.5%.

Exhibit VII

(Millions of Euros)	Year ended December 31,
	2015		2014		2013		2012		2011
IFRS:	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits	Including interest on deposits	Excluding interest on deposits
FIXED CHARGES:
Fixed charges and preferred stock dividends	24,123	12,360	24,799	11,953	25,162	10,499	28,466	11,903	29,624	12,590
Preferred dividends	103	103	126	126	112	112	132	132	99	99
Fixed charges	24,020	12,257	24,673	11,827	25,050	10,387	28,334	11,771	29,525	12,491

EARNINGS:
Income from continuing operations before taxes and extraordinary items	9,547	9,547	10,679	10,679	7,378	7,378	3,565	3,565	7,789	7,789
Less: Earnings from associated companies	148	148	65	65	197	197	427	427	57	57
Fixed charges	24,020	12,257	24,673	11,827	25,050	10,387	28,334	11,771	29,525	12,491

Total earnings	33,419	21,656	35,287	22,441	32,231	17,568	31,472	14,909	37,257	20,223

Ratio of earnings to fixed charges	1.39	1.77	1.43	1.90	1.29	1.69	1.11	1.27	1.26	1.62
Ratio of earnings to combined fixed charges and preferred stock dividends	1.39	1.75	1.42	1.88	1.28	1.67	1.11	1.25	1.26	1.61